Form 20-F
period 2001-09-30
SIEMENS AKTIENGESELLSCHAFT
filed 2002-01-07
CIK 1135644

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934 ☐

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2001. ☒

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to                     . ☐

Commission file number:    1-15174

Siemens Aktiengesellschaft
(Exact name of Registrant as specified in its charter)

Federal Republic of Germany
(Jurisdiction of incorporation or organization)

Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)

          Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

American Depositary Shares, each representing one Common Share, no par value	New York Stock Exchange

Common Shares, no par value*	New York Stock Exchange

*	Listed, not for trading or quotation purposes, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

          Securities registered or to be registered pursuant to Section 12(g) of the Act: None

          Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

          The number of outstanding shares of each of the issuer’s classes of capital or common stock as of September 30, 2001: 888,230,245 common shares, no par value.

          Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒         No ☐        Not applicable ☐

          Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐         Item 18 ☒

FORWARD LOOKING STATEMENTS

          This Form 20-F contains certain forward-looking statements and information relating to Siemens that are based on beliefs of its management as well as assumptions made by and information currently available to Siemens. When used in this document, the words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan” and “project” and similar expressions, as they relate to Siemens or its management, are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Siemens’ targeted customers, changes in business strategy and various other factors, both referenced and not referenced in this Form 20-F. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. We do not intend, and do not assume any obligation, to update these forward-looking statements.

          In this Form 20-F, references to “we”, “us” or “Siemens” are to Siemens Aktiengesellschaft and, unless the context otherwise requires, to its consolidated subsidiaries. In Item 4: “Information about the Company”, we use the terms “we” and “us” to refer to a specific Siemens group. On February 22, 2001, our shareholders approved a stock split of one share for every two shares held. The stock split took effect for trading purposes on April 30, 2001. See “Key Information—Dividends”. Except as otherwise specified, the share data in this document reflect this stock split.

PART I

Item 1:    Identity of Directors, Senior Management and Advisers

          Not applicable.

Item 2:    Offer Statistics and Expected Timetable

          Not applicable.

Item 3:    Key Information

Selected Consolidated Financial and Statistical Data

          The U.S. GAAP selected financial data set forth below as of and for each of the years in the three-year period ended September 30, 2001 should be read in conjunction with, and are qualified in their entirety by reference to, the consolidated financial statements and the Notes thereto presented elsewhere in this document.

          We have also presented the selected financial data below as of and for each of the years in the four-year period ended September 30, 2000 in accordance with German GAAP. The selected financial data presented in accordance with German GAAP have been derived from our consolidated German GAAP financial statements for those periods. In fiscal 1999, we began to prepare our consolidated financial statements in accordance with U.S. GAAP and in fiscal 2001 we discontinued preparing consolidated German GAAP financial statements.

          U.S. GAAP differs from German GAAP in certain significant respects. The more significant accounting differences that have an impact on the financial reporting of Siemens are the following:

          Revenue Recognition:    Under U.S. GAAP, revenues and profits on long-term contracts are recognized using the percentage-of-completion method of accounting. Under German GAAP revenues and profits on long-term contracts are recorded using the completed contract method with recognition of performance milestones, where practicable.

          Derivatives:    Under U.S. GAAP, all derivative instruments are measured at fair value and recognized on the balance sheet. Changes in fair value (gains and losses) of derivatives not qualifying for hedge accounting are recognized in the income statement. For German GAAP, unrealized losses on derivatives are recognized as an expense in the income statement and a liability on the balance sheet while unrealized gains on derivatives are not recognized in the financial statements.

          Marketable securities:    Our securities are segregated into one of two categories: available for sale or trading. Under U.S. GAAP, all marketable securities are recorded at fair value. For marketable securities classified as trading securities, the change in fair value is recorded in the income statement. Unrealized gains and losses on marketable securities classified as available-for-sale are reported as a separate component of shareholders’ equity until such securities are sold or when a decrease in value has been determined to be other than temporary, at which time the gain or loss is recognized in income. Under German GAAP, marketable securities are recorded at the lower of cost or market.

          Accruals:    Under U.S. GAAP, loss accruals are recorded if it is probable that an obligation has been incurred and the amount of the obligation can be reasonably estimated. Under German GAAP, accruals may be recorded for future losses or obligations that are possible under the conservatism principle.

          Pension Costs:    Under U.S. GAAP, the pension obligations are recorded in accordance with the projected unit credit method as set forth in SFAS 87, Employers’ Accounting for Pensions. Under German GAAP, Siemens historically provided for its domestic pension costs based on actuarial studies using the entry age method as defined in the German tax code. During fiscal 2000, Siemens recorded an extraordinary charge in the income statement for German GAAP to adjust its domestic pension obligations to the projected unit credit method.

           Deferred Taxes:    Under U.S. GAAP, deferred income taxes are provided for the effects of temporary differences between an asset’s or liability’s balance sheet carrying value and the tax basis of such asset or liability in the local tax jurisdiction. Under German GAAP, deferred taxes are recorded for the tax effect of income and expense items recognized in different periods for book and tax purposes.

Income Statement Data

	Year ended September 30,
	2001		2000		1999	1998	1997
	(€ in millions, except per share data)
Amounts in accordance with U.S. GAAP:
Net sales	87,000		77,484		68,069	N/A	N/A
Income before income taxes	2,678	(1)	12,239	(1)	2,118	N/A	N/A
Net income	2,088	(1)	8,860	(1)	1,209	N/A	N/A
Basic earnings per share	2.36	(1)	9.97	(1)	1.36	N/A	N/A
Diluted earnings per share	2.36	(1)	9.96	(1)	1.36	N/A	N/A
Amounts in accordance with German GAAP(2):
Net sales	N/A		78,396		68,582	60,177	54,672
Net income(3)	N/A		7,901	(1)	1,865	469 (4)	1,333
Extraordinary items	N/A		4,520	(1)	—	(890)	—
Net income after minority interests(3)	N/A		7,549		1,614	337	1,224
Earnings per share(5)	N/A		3.38		1.75	0.92	1.59

(1)	Includes gains on sales of significant business interests.
(2)	We have not included German GAAP data for fiscal 2001 because we no longer prepare German GAAP data on a group basis.
(3)
Net income under German GAAP includes income attributable to minority interests; accordingly, the amounts under “Net income after minority interests” are more directly comparable to the U.S. GAAP figures.

(4)	In 1998, net income was negatively affected by the one-time charge relating to the closure by our Infineon group of a wafer fabrication facility located in North Tyneside, Northern England.
(5)
Earnings per share are calculated based on net income including income attributable to minority interests in accordance with the standards of the German Society of Capital Market Experts (DVFA) and the German Society for Economic Science (Schmalenbachgesellschaft).

Balance Sheet Data

	At September 30,
	2001	2000	1999	1998	1997
	(€ in millions)
Amounts in accordance with U.S. GAAP:
Total assets	90,118	81,654	71,720	N/A	N/A
Long-term debt	9,973	6,734	4,753	N/A	N/A
Shareholders’ equity	23,812	28,480	19,138	N/A	N/A
Capital stock	2,665	1,505	1,521	N/A	N/A
Amounts in accordance with German GAAP(1):
Total assets	N/A	79,255	61,495	57,277	50,159
Long-term debt	N/A	6,222	4,079	4,326	2,652
Shareholders’ equity	N/A	25,640	17,200	15,488	14,524
Capital stock	N/A	1,505	1,521	1,521	1,460

(1)	We have not included German GAAP data for fiscal 2001 because we no longer prepare German GAAP data on a group basis.

          The number of shares outstanding at September 30, 2001, 2000, 1999, 1998 and 1997 was 888,230,245, 882,930,900, 892,186,410, 892,170,210 and 856,732,275, respectively.

Dividends

          The following table sets forth in euros and in dollars the dividend paid per share for the years ended September 30, 1997, 1998, 1999 and 2000 and the proposed dividend per share for the year ended September 30, 2001. The table does not reflect the related tax credits available to German taxpayers who receive dividend payments. Owners of our shares who are United States residents should be aware that they will be subject to German withholding tax on dividends received. See Item 10: “Additional Information—Taxation”.

	Dividend paid per share
Year ended September 30,	Euro		Dollar
1997	0.51		0.55
1998	0.51		0.57
1999	0.67		0.66
2000	1.60	(1)	1.41	(1)
2001	1.00	(2)	—

(1)	Includes a special dividend of €0.67 per share.
(2)	Proposed by the Managing Board and the Supervisory Board; to be approved by the shareholders at the shareholders’ annual meeting on January 17, 2002.

          On February 22, 2001, our shareholders approved an increase in our share capital from capital reserves, thereby creating new shares in an amount equal to 50% of our outstanding shares. This stock split became effective for trading purposes on April 30, 2001. As a result, the number of our outstanding shares increased by 295,812,450 shares, from 591,624,900 shares to 887,437,350 shares, based on the number of shares outstanding as of February 22, 2001. These new shares were distributed to shareholders at a ratio of one additional share for every two shares owned. In this document, we refer to this distribution as the “stock split”. See Note 21 to the consolidated financial statements for further information.

Exchange Rate Information

          We publish our consolidated financial statements in euros. As used in this document, “euro” or “€” means the new single unified currency that was introduced in the Federal Republic of Germany and ten other participating member states of the European Union on January 1, 1999. “Deutsche Mark”, “DEM” or “DM” means the sub-unit of the euro designated as such within the European Union, or, with respect to any time or period before January 1, 1999, means the lawful currency of the Federal Republic of Germany. “U.S. dollar”, “U.S.$”, “USD” or “$” means the lawful currency of the United States of America. The currency translations made in the case of dividends we have paid have been made at the noon buying rate at the date of the shareholders’ annual meeting at which the dividends were approved. As used in this document, the term “noon buying rate” refers to the rate of exchange for either Deutsche Mark or euro, expressed in U.S. dollar per Deutsche Mark or euro, as announced by the Federal Reserve Bank of New York for customs purposes as the rate in The City of New York for cable transfers in foreign currencies.

          In order that you may ascertain how the trends in our financial results might have appeared had they been expressed in U.S. dollars, the table below shows the average noon buying rates in The City of New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York for U.S. dollar per euro for our fiscal years. Since the euro did not exist prior to January 1, 1999, the exchange rates in the table for the periods prior to January 1, 1999 do not represent actual exchange rates between the euro and the U.S. dollar, rather they represent exchange rates for Deutsche Marks into U.S. dollars translated into euro using the fixed conversion rate of €1 per 1.95583 DM. The exchange rate trend between the U.S. dollar and the Deutsche Mark reflected in the table below might have been different from the exchange rate trend that would have existed between the U.S. dollar and the euro during such period, had the euro been in existence. The average is computed using the noon buying rate on the last business day of each month during the period indicated.

Fiscal year ended September 30,	Average
1997	1.1631
1998	1.0982
1999	1.0955
2000	0.9549
2001	0.8886

           The following table shows the noon buying rates for euro in U.S. dollars for the last six months.

	High	Low
June 2001	0.8628	0.8425
July	0.8797	0.8370
August	0.9194	0.8775
September	0.9310	0.8868
October	0.9181	0.8893
November	0.9044	0.8770

          On December 19, 2001, the noon buying rate was U.S.$0.8997 per €1.00.

          With effect from the beginning of 1999, our shares have traded on the Frankfurt Stock Exchange in euro. Fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar equivalent of the euro price of the shares on the Frankfurt Stock Exchange and, as a result, are likely to affect the market price of the American Depositary Shares (referred to as ADSs) on the New York Stock Exchange. We will declare any cash dividends in euro and exchange rate fluctuations will affect the U.S. dollar amounts received by holders of ADSs on conversion of cash dividends on the shares represented by the ADSs.

Risk Factors

          Our business, financial condition or results of operations could suffer material adverse effects due to any of the following risks. We have described all the risks that we consider material but the risks described below are not the only ones we face. Additional risks not known to us or that we now consider immaterial may also impair our business operations.

          We operate in highly competitive markets, which are subject to price pressure and rapid changes:     The worldwide markets for our products are highly competitive in terms of pricing, product and service quality, development and introduction time, customer service and financing terms. We are facing strong competitors, some of which are larger and may have greater resources in any given business area. Siemens faces downward price pressure especially in our three groups operating in our Information and Communications business area—Information and Communication Networks (ICN), Information and Communication Mobile (ICM) and Siemens Business Services (SBS). We refer to these businesses collectively in the following as our I&C business area. We are also exposed to market downturns or slower growth, particularly in the highly volatile semiconductors market, the mobile communications market and the automotive supplier market. In fiscal 2001, weak economic conditions negatively affected a number of our businesses, especially impacting our I&C business area, Siemens VDO (formerly Siemens Automotive) and Infineon, which all posted significant losses. Some industries in which we operate are undergoing consolidation, which may result in stronger competitors and an erosion of our market position. The market requires newly developed products to be introduced quickly and this may result in quality problems. Our operating results depend to a significant extent on our ability to adapt to changes in the market and reduce the costs of producing new and existing products. We have set up significant cost-cutting and restructuring programs. Future success will therefore also depend on our ability to achieve targeted cost reductions.

           Our businesses must keep pace with technological change and develop new products and services to remain competitive:    The markets in which our businesses operate experience rapid and significant changes due to the introduction of new technologies. To meet our customers’ needs in these businesses, we must continuously design new, and update existing, products and services and invest in and develop new technologies. This is especially true for our I&C business area and Infineon. For example, Information and Communication Networks (ICN), Information and Communication Mobile (ICM) and Infineon are currently involved in developing marketable components, products and systems for the new generation of mobile radio standard technology (UMTS) for wireless communications. Introducing new products such as these requires a significant commitment to research and development, which may not result in success. Our sales may suffer if we invest in technologies that do not function as expected or are not accepted in the marketplace or if our products or systems are not brought to market in a timely manner or become obsolete.

          We may have difficulty in identifying and executing acquisitions, strategic alliances and joint ventures and in executing divestitures:    Our strategy involves divesting our interests in some businesses and strengthening other business areas through acquisitions, strategic alliances or joint ventures. Transactions such as these are inherently risky because of the difficulties of integrating people, operations, technologies and products that may arise. Strategic alliances may also pose risks for us because we compete in some business areas with companies with which we have strategic alliances. We may incur significant acquisition, administrative and other costs in connection with these transactions, including costs related to integration of acquired or restructured businesses. There can be no assurance that any of the businesses we acquire can be successfully integrated or that they will perform well once integrated. Acquisitions may also lead to potential write-downs due to unforeseen business developments that may adversely affect our earnings.

          Our financial results and cash flows may be adversely affected by cost overruns or additional payment obligations in connection with our project businesses:    A significant portion of the business of certain of our operations groups, including Power Generation (PG), Power Transmission and Distribution (PTD), Transportation Systems (TS), the I&C business area and Industrial Solutions and Services (I&S), is performed pursuant to long-term fixed-priced contracts for large projects, in Germany and abroad, awarded on a competitive bidding basis. The profit margins realized on such fixed-priced contracts may vary from original estimates as a result of changes in costs and productivity over their term. We sometimes bear the risk of quality problems, cost overruns or contractual penalties caused by unexpected technological problems, unforeseen developments at the project sites, problems with our subcontractors or other logistic difficulties. Certain of our multi-year contracts also contain demanding installation and maintenance requirements, in addition to other performance criteria relating to timing, unit cost requirements and compliance with government regulations, which, if not satisfied, could subject us to substantial contractual penalties, damages or non-payment, or could result in contract termination. There can be no assurance that all of our fixed-priced contracts can be completed profitably. See Item 4: “Long-Term Contracts and Contract Losses”.

          We face operational risks in our value chain processes:    Our value chain comprises all the steps in our operations, from research and development, to production to marketing and sales. Operational failures in our value chain processes could result in quality problems or potential product, labor safety or environmental risks. Such risks are particularly present in relation to our production facilities, which are located all over the world and have a high degree of organizational and technological complexity. We face such risks, for example, in connection with the high production volumes in our Power Generation (PG) or our Transportation Systems (TS) group.

          We are dependent upon the ability of third parties to deliver parts, components and services on time:    We rely on third parties to supply us with parts, components and services. Using third parties to manufacture, assemble and test our products reduces our control over manufacturing yields, quality assurance, product delivery schedules and costs. The third parties that supply us with parts and components also have other customers and may not have sufficient capacity to meet all of our needs during periods of excess demand. Component supply delays can affect the performance of certain of our operations groups. In fiscal 2001, supply delays particularly affected our Information and Communication Network (ICN) group and historically has affected other groups as well. Although we work closely with our suppliers to avoid supply related problems, there can be no assurance that we will not encounter these problems in the future or that we will be able to replace a supplier that is not able to meet our demand. These shortages and delays could materially harm our business. Unanticipated increases in the price of components due to market shortages could also adversely affect the performance of certain of our business groups.

          We are exposed to currency risks and interest rate risks:    We are particularly exposed to fluctuations in the exchange rate between the U.S. dollar and the euro. Our currency risks—as well as interest rate risks—are hedged on a company-wide basis using derivative financial instruments. Our hedging activities are described in more detail under Item 11: “Quantitative and Qualitative Disclosure About Market Risk”. Exchange rate and interest rate fluctuations may, however, influence our financial results, especially those of our Information and Communication Network (ICN), Information and Communication Mobile (ICM), Medical Solutions (Med), Power Generation (PG), Power Transmission and Distribution (PTD) and Osram groups and Infineon. A strengthening of the euro may also change our competitive position as many of our competitors may benefit from having a substantial portion of their costs based in weaker currencies, enabling them to offer their products at lower prices.

          Our financing activities subject us to various risks including credit and interest rate risk:     We provide to our customers various forms of direct and indirect financing in connection with large projects such as those undertaken by Information and Communication Networks (ICN), Information and Communication Mobile (ICM), Power Generation (PG) and Transportation Systems (TS), and we also finance a large number of smaller customer orders, such as through the leasing of telephone systems and medical equipment. Additionally financing of GSM or UMTS wireless network equipment for some of our Information and Communication Mobile (ICM) customers who lack established credit histories may cause special credit risks for us. We also sometimes take a security interest in the projects we finance. We may lose money if any of our customers are not able to pay us, the value of the property that we have taken a security interest in declines, interest rates or foreign exchange rates fluctuate or the projects in which we invest are unsuccessful.

          We are dependent upon hiring and retaining highly qualified management and technical personnel:     Competition for highly qualified management and technical personnel is intense in the industries in which our business groups operate. We are facing high demand for engineers and information technology experts in connection with the development of new technologies and products for the I&C business area and our semiconductors group, Infineon, among others. In many of our operations we also intend to extend our service businesses significantly, for which we will need highly skilled employees. Our future success depends in part on our continued ability to hire, assimilate, and retain engineers and other qualified personnel. There can be no assurance that we will continue to be successful in attracting and retaining highly qualified employees in the future.

          We are subject to regulatory and similar risks associated with our international operations:     Changes in regulatory requirements, tariffs and other trade barriers and price or exchange controls could limit operations and make the repatriation of profits difficult. In addition, the uncertainty of the legal environment in some regions could limit our ability to enforce our rights. We expect that sales to emerging markets will continue to be an increasing portion of total sales. Emerging market operations present several risks, including volatility in gross domestic product, civil disturbances, economic and governmental instability, nationalization of private assets and the imposition of exchange controls. The demand for many of the products of our business groups, particularly those that derive their revenue from large projects, can be affected by expectations of future demand, prices and gross domestic product in the markets in which those groups operate.

          We are subject to environmental and other government regulations:    We operate in businesses that are highly regulated, such as medical products and nuclear power generation. Current and future environmental and other government regulations, or changes thereto, may result in significant increases in our operating or product costs. We could also face liability for damage or remediation for environmental contamination at the facilities we design or operate. See Item 4: “Information about the Company—Environmental Matters” for a discussion of significant environmental matters. We maintain liability insurance for certain environmental risks at levels that our management believes are appropriate and in accordance with industry practice. We accrue for environmental risks when it is probable that an obligation has been incurred and the amount can be reasonably estimated. There can be no assurance that (i) we will not incur environmental losses beyond the limits, or outside the coverage, of such insurance or that any such losses would not have a material adverse effect on the results of our operations or financial condition, or (ii) our reserves for environmental remediation will be sufficient to cover the ultimate loss or expenditure.

          Our business could suffer as a result of current or future litigation:     We are subject to numerous legal risks relating to legal proceedings to which we are a party or that could develop. In the ordinary course of our business we become implicated in lawsuits, including suits involving allegations of improper delivery of goods or services, product liability and product defects and quality problems and intellectual property infringement. The most significant lawsuits to which we are a party are described under Item 4: “Information about the Company—Legal Proceedings”. There can be no assurance that the results of these or other legal proceedings will not materially harm our business, reputation or brand. We maintain liability insurance for legal risks at levels our management believes are appropriate and in accordance with industry practice. We accrue for litigation risks when it is probable that an obligation has been incurred and the amount can be reasonably estimated. There can be no assurance that (i) we will not incur losses relating to litigation beyond the limits, or outside the coverage, of such insurance or that any such losses would not have a material adverse effect on the results of our operations or financial condition or (ii) our reserves for litigation related losses will be sufficient to cover our ultimate loss or expenditure.

          See also Item 11: “Quantitative and Qualitative Disclosure About Market Risk”.

Item 4:    Information about the Company

Overview

History and Strategy

          Siemens traces its origins to 1847. Beginning with an improved design for telegraphs, the company quickly expanded its product and geographic scope, and was already a multi-national business by the end of the 19th century. We moved our headquarters from Berlin to Munich in 1957, and assumed our current corporate form as Siemens Aktiengesellschaft, a stock corporation under the Federal laws of Germany, in 1966. Siemens holds global leadership positions in areas such as telecommunications equipment, industrial automation equipment, power generation equipment and medical equipment employing an average of 477,100 people in some 190 countries worldwide during fiscal 2001. In fiscal 2001 we had net sales of €87.000 billion.

          Siemens’ strategy has one overriding goal: the strengthening of profitability. We have set targets for 2003 for EBITA as a percent of sales, or EBITA margin, for each of our operations groups and aim at steady and measurable improvement toward those targets. A core element of our strategy has been an emphasis on economic value added as a measurement of the success of each of our business groups and of our company as a whole. Economic value added measures the return of a business group over its cost of capital. We believe that our management incentive compensation, which is based on economic value added targets, plays a key role in keeping us focused on our profitability goals. Our top+ program is a set of methods and tools that includes benchmarking, asset management, quality management and best practice sharing. This program will ensure improved business excellence at each group’s divisional levels.

          However, general conditions in the business environment in which we operate have deteriorated from quarter to quarter in fiscal 2001. Fundamental structural changes in the information and communications sector have had a major impact. These changes are chiefly the result of network operators’ and enterprise customers’ reduced willingness to invest. The transition to third generation mobile telephony and the world of Internet Protocol have greatly strained the financial capabilities of our customers. Delays and problematic financing models have been the result. This sector-specific development has been intensified, moreover, by the worldwide economic slowdown which, to a greater or lesser extent, has impacted other industries as well. The terrorist attacks in New York and Washington, whose immediate and long-term consequences cannot yet be determined, are an additional factor. We have defined five action items under the title “Operation 2003” that we believe will enable us to reach our medium-term EBITA margin goals:

•	Implementing efficiency programs in our business area Information and Communications through adjusting capacities and improving business processes as well as streamlining portfolios;

•	Integration of both Dematic and VDO, two companies of the Atecs acquisition, and implementing productivity and growth initiatives for Siemens Dematic and Siemens VDO;

•
The third action item concerns our U.S. business. As part of our top+ U.S. Business Initiative, we have launched measures to substantially improve earnings. These measures include strategies and business processes within the individual U.S. Operating Companies as well as overarching programs to boost synergies within Siemens as a whole;

•
The fourth action item in Operation 2003 aims to further reduce employed capital and improve free cash flow. This measure has already yielded positive results. In the fourth quarter of fiscal 2001, our liquidity improved considerably; and

•	The fifth action item concerns corporate costs. In fiscal 2002, we intend to cut these costs by some 15 percent. A further cut of at least this magnitude will follow in fiscal 2003.

          Our attention to portfolio optimization is the continuation of a program announced in mid-1998 that has involved a significant refocusing of our structure. This program was called the “Ten Point” Program. Since that time we have completed the following significant transactions aimed at realigning our businesses:

•
Divestiture of 52.9% of Infineon Technologies AG by December 31, 2001 through various means including a public offering, the transfer of an approximate 15% stake to our domestic pension fund, open market sales and various other steps, as described in “—Infineon Technologies AG”;

•	Divestiture of all but 12.5% plus one share of EPCOS AG in a public offering; EPCOS is our former joint venture with Matsushita in the field of passive components and electron tubes;

•	Divestiture of our electromechanical components business to Tyco;

•	Divestiture of Siemens Nixdorf Retail and Banking Systems;

•	Divestiture of our telecommunications cable activities;

•	Transfer of our hydroelectric power plants business to a joint venture with J.M. Voith AG;

•	Transfer of our nuclear power business into a joint venture with Framatome;

•	Acquisition of Entex Information Service Inc., an information technology service provider in the United States;

•	Acquisition of Efficient Networks Inc., a leading DSL equipment provider in the United States;

•	Acquisition of Shared Medical Systems, Inc., a leading provider of information technology systems and services for the healthcare industry;

•	Acquisition of Acuson Corporation, a leading medical ultrasound producer; and

•	Acquisition of VDO and Dematic and merger with our business Groups Siemens Automotive and Siemens Production and Logistics Systems.

          Many of our business groups are leaders in their fields, and we are committed to a strategy of developing all of our business groups so that each remains or develops into a leading group in its industry, both in terms of market share and profitability. In some cases, we will seek acquisitions of complementary businesses or partnerships in order to achieve this; in others we may divest our interest to encourage independent growth.

          Siemens seeks to distinguish itself from its competitors by being a provider of “solutions”, going beyond the traditional furnishing of products and services, and seeking to anticipate its customers’ needs as much as to fill their orders. Increasingly, our businesses are combining their products, systems and services into comprehensive responses to customers’ problems and needs through integrated approaches that we refer to as “solutions”. To give just three examples: in communications, Siemens endeavors to provide not just telephone devices and network access systems, but design and consulting services and even operational and maintenance support, providing a solution to a wide spectrum of a client’s communications needs; our Medical Solutions group provides not just state of the art systems for diagnosis and therapy, but also professional consulting services, information technology systems for clinical and administrative applications as well as networking and remote processing services, the whole offering designed as a solution to allow our customers to improve their clinical workflow and become more efficient health care providers; our Siemens Building Technology group not only designs and builds a facility to the customer’s specifications, but also operates the facility to whatever degree is desired, including providing for maintenance, security, upgrading and the like. A number of our groups and their divisions have incorporated the term “solutions” in their names, reflecting this large and growing aspect of Siemens’ business.

Corporate Structure

          Our corporate structure consists of sixteen different business groups active in eight different business areas.

          The chart below sets forth graphically our different business groups as they are now structured. Fourteen of our groups involve manufacturing, industrial and commercial solutions and services, related more or less to our origins in the electrical business. These groups are active in business areas ranging from communications to energy to health care, to name only three. We refer to these groups as our “operations”, to distinguish them from our financial services activities.

          Our financial services business comprises two additional activities that have a different character from our other businesses and that we manage differently from our operations groups. For example, we measure economic value added performance differently, based on earnings before taxes rather than earnings before interest and taxes, since interest expense and income is the primary source of revenue and expense for our financial services groups. In addition, much of the business of our two financial services groups consists today of internal services provided to the Siemens operations groups, although this is changing as we focus more on the value creating potential of these businesses.

          In addition to our business groups, we hold non-controlling interests in a number of businesses. Other than Infineon, which is discussed below, the most significant of these is our interest in Bosch Siemens Hausgeräte GmbH (BSH), which manufactures consumer household appliances, often referred to as “white goods”.

          Our business groups are supported by regional units and central corporate departments. Our regional units include sales units in each region where we operate to complement the sales efforts of our individual business groups and take advantage of cross-marketing opportunities. We also provide our business groups with support through our corporate departments and offices in areas including finance, human resources, planning and development and information and communications structures.

          We operate through hundreds of subsidiaries, some of which are organized along the lines of our business groups and others of which are organized on a geographic basis. At December 31, 2001, we held an ownership interest of approximately 47.1% and a direct voting interest of approximately 18.2% in Infineon Technologies AG. See “—Infineon Technologies AG”. Other than subsidiaries that are substantially wholly owned and Infineon Technologies AG, we do not consider any of our subsidiaries to be individually significant.

          We review below each of our operations and financial services groups.

# Operations and Financial Services Groups
# Arranged by Business Area

**Information & Communications**
- Information & Communication Networks (ICN)
- Information & Communication Mobile (ICM)
- Siemens Business Services (SBS)

**Automation and Control**
- Automation & Drives (A&D)
- Siemens Dematic (SD)
- Industrial Solutions & Services (I&S)
- Siemens Building Technologies (SBT)

**Power**
- Power Generation (PG)
- Power Transmission & Distribution (PTD)

**Transportation**
- Transportation Systems (TS)
- Siemens VDO Automotive (SV)

**Medical**
- Medical Solutions (Med)

**Lighting**
- Osram

**Infineon***
- Infineon Technologies

Business Areas (white boxes)

Business Groups (grey boxes)

* Infineon Technologies AG is a separately listed semiconductor manufacturing company in which we had a controlling interest at September 30, 2001. As described below under “—Infineon Technologies AG”, we no longer have a majority voting interest in Infineon, and we will from December 5, 2001 no longer include the assets and liabilities and results of operations of Infineon in our consolidated financial statements and will instead account for our ownership interest in Infineon using the equity method. See Note 31 to the consolidated financial statements.

Information and Communication Networks (ICN)

          Our Information and Communication Networks group develops, manufactures and sells public communication systems, private business communication systems and related software, and provides a wide variety of consultancy, maintenance and other services. Our worldwide customer base comprises public service providers, such as public communication network operators and Internet service providers, as well as private companies of all sizes ranging from small businesses to large multinational enterprises. We are increasingly becoming a supplier of complete end-to-end solutions from design to installation and management of networks. In fiscal 2001, ICN had total sales of €12.882 billion, including sales of €693 million to other Siemens business groups. External sales of €12.189 billion accounted for 14.0% of total Siemens net sales.

          Our markets are characterized by increasing demand for products that upgrade existing voice-centered networks, especially for those that allow networks to transmit data, thereby protecting the enormous investment of public service providers in those networks. There is also growing demand for a new type of network optimized for the requirements of the Internet. With these trends, ICN’s focus has shifted from systems that carry primarily voice over the entire network infrastructure to systems that combine voice and data networking into a single solution for our customers. ICN delivers Internet protocol products, solutions and services for carriers and business customers to build the next generation Internet. Internet protocol convergence and broadband access are accordingly the main areas of ICN’s portfolio, with a supporting focus on Internet protocol routing and optical networking.

          In fiscal 2001, ICN’s business was divided into six divisions:

          Our Wireline Networks division offers solutions for next generation Internet, traditional circuit switching telephony networks and communications access equipment, as well as related services to fixed-line public network service providers. Our product portfolio contains soft-switch products for call and feature control, voice over Internet protocol and voice over asynchronous transfer mode (ATM) gateways, public telephony switching systems, units allowing access to narrowband and broadband channels and public communication software that is integrated into such products. These offerings are typically provided to public communications network operators and, increasingly, to Internet service providers that use this equipment as a gateway from their data network to the existing public telephony network and as a direct link to their end customers. Our voice/data convergence products include solutions that enable public network service providers to combine telephony and Internet services and enrich those services with further applications. Our Wireline Networks products include the following:

•
EWSD (a German acronym for “digital electronic switching system”) is a product line comprised of central office circuit switching systems and related proprietary software that are primarily used for public telephony networks. Since its market introduction in the early 1980s, EWSD has become one of the best-selling switches in the worldwide market, with more than 250 million EWSD ports delivered in over 100 countries.

•
Our SURPASS® solution enables public telecommunication operators to combine packet switched network technology and circuit switched networks. By using SURPASS call servers, gateways and access solutions, network operators can build next generation networks and offer voice, data and converged voice-data services across and independent from underlying network technologies. Because it integrates voice and data access across both packet switched and circuit switched networks, SURPASS also helps our customers protect their investment in their existing networks.

SURPASS includes an open applications software platform, enabling third parties to provide new network features with significantly shortened innovation cycles. Examples of these new features include Internet web page initiated phone calls using voice over Internet protocol, e-mail waiting indication on the phone and e-mails made audible through a telephone. On the basis of our SURPASS architecture, we provide our customers with a broad range of cost-saving and revenue-generating solutions. Our Internet protocol-based local switch introduces local switch functionality into the next generation Internet. Virtual trunking provides carrier-grade telephony over Internet protocol with complete network services and features. Carrier-class dial-in offers carrier-grade solutions for both carriers and Internet service providers. For multimedia applications, we provide open application programming interfaces to members of our SURPASS partner program, “we SURPASS”. With this program, we encourage the worldwide Internet protocol software community to join its innovative potential with that of our own ICN force.

          Our Enterprise Networks division provides communications servers, applications and comprehensive solutions for businesses of all sizes, government agencies and other organizations. Our products and solutions are designed for a wide range of information and communications infrastructures. We provide Internet protocol convergence solutions that integrate information from both voice and data networks in such areas as customer relationship management and multimedia messaging, for instance to connect the voice and data systems used in a call center, or to allow a personal computer workstation to receive voice and fax as well as e-mail communications. We also offer vertical market solutions, which are Internet protocol convergence solutions specially designed to meet the needs of specific industries. Our Internet protocol convergence solutions may be deployed across different platforms, including communications servers sold under the Hicom and HiPath product names, which offer a gateway to the Internet in addition to voice telephony, or advanced Internet protocol communication solutions for voice, e-mail and fax. Enterprise Networks operates globally and has installed products and systems for customers in more than 160 countries. We serve our customers with systems installation, systems integration, maintenance, consulting and training services worldwide through local Siemens companies and independent distributors. Our well-known brand names include Hicom and HiPath, our recently introduced enterprise convergence architecture.

          Our Optical Networks division provides end-to-end solutions to public telecommunication operators that carry voice and data over long distances using optical or electrical transmission. The technologies applied include optical dense wave division multiplexing (DWDM), synchronous digital hierarchy (SDH) and time division multiplexing (TDM), as well as a proprietary software management system for DWDM, SDH, Internet protocol and third-party network elements. Our DWDM systems are developed for long-span transmission with ultra-high capacity. Our SDH solutions are designed for voice and data multiplexing for transmission over communications networks. We provide our customers with system installation, systems integration, maintenance, consulting and training services worldwide.

          Our Unisphere Networks division, which we operate through our U.S.-based Unisphere Networks subsidiary, offers network elements that are especially designed for the Internet related business needs of public network service providers. Our product lines include core-routers for Internet backbone networks, providing high data throughput and reliability over long distances. Our products support both ATM and Internet protocol technology. Edge-routers consolidate the data streams of several broadband access elements into one line and provide Internet access control functionality as well as voice over Internet protocol. Soft-switches are used for the transformation of packet switched voice transmission into circuit switched telephony and vice versa. Effective October 1, 2001, we integrated Unisphere Networks into our Wireline Networks division. Accordingly, ICN’s business is now divided into five divisions.

          Our Integration, Services and Applications division addresses the full range of ICN’s customers: public network service providers as well as business and public sector organizations. We provide system integration, consulting and network applications by integrating the solutions of ICN’s other divisions and third parties. A major part of this business is network planning and solutions, including complete project management, from maintenance of the network’s physical infrastructure to operational support, out-tasking, education and training. We also offer products and services designed to implement cross domain management solutions, based on our experience in network operations. These products and services include building blocks for integrating the network technologies of the ICN business units and the leading manufacturers of voice, data, transport and Internet protocol products, as well as cross domain management solutions in the fault, service assurance, performance, connection management and service provisioning areas. Network security systems are an increasingly important area of our consulting business. We offer tailor-made security systems that include security analyses, integration and training in order to provide maximum security, confidentiality and integrity for our customers’ data transmissions and communications.

           Our Integration, Services and Applications division also provides system consulting mainly relating to the integration of call center solutions into our customers’ existing business processes. Our call center business has been changing over the course of the last decade as our customers’ call centers shift from reliance on human operators who answer and route telephone calls or take messages, to reliance on automated answering systems. These “customer interaction centers” are increasingly accessible through media other than telephones, such as fax, Internet and video. Call center solutions can be used either to provide support to operators in a call center or to fully automate a call center, using voice recognition technology and Internet access to replace the functions of an operator. Effective October 1, 2001, our call center business was transferred to our Enterprise Networks division.

          Access Solutions is a global division focused on providing solutions for the telecommunications access market. We created Access Solutions in fiscal 2000 to sharpen our focus on products and solutions that upgrade the “last mile” of public telephony networks to carry not only voice but data requiring very high bandwidth. The “last mile” refers to that part of the telephony network between homes and businesses and the first switching system, which is often a copper-wire-based network that was originally designed for voice transmission only. Because of the significant investment that exists in these networks, we expect that demand for products that effectively upgrade them will continue to increase.

          Access Solutions offers a comprehensive line of hardware and software products, including both customer premise and central office equipment, that are intended to provide the following benefits to our customers:

•	ensure a smooth migration from narrowband to broadband;

•	ensure end-to-end operability and ease of installation;

•	deliver a clear roadmap for the transition from circuit to packet voice transmission; and

•	enable simultaneous delivery of voice, video and data services over a complete suite of access networking technologies.

          Our line of broadband access products is based primarily on asymmetric digital subscriber line (ADSL) technology. In April 2001, we acquired Efficient Networks, a leading provider of DSL broadband access equipment in the United States, thereby gaining a complete line of customer premises equipment and enhanced access to the U.S. carrier market. The market for DSL equipment deteriorated rapidly in the second half of fiscal 2001. See Item 5: “Operating and Financial Review and Prospects—Net income excluding special items” and Note 14 to the consolidated financial statements. Our ADSL technology now comprises broadband access products such as the Attane XpressLink Digital Subscriber Line Access Multiplexer (DSLAM) and the SpeedStream series of customer premises equipment products, which provide high data rate transmission and enable local exchange carriers to enter the market of broadband Internet access by reusing their high investment in “last mile” copper wires to the home. Access Solutions also now produces access switch products. In addition, we offer wireless access solutions that enable new market entrants to bypass the “last mile” copper wires.

          All of ICN’s divisions offer services including network planning, maintenance and consulting services.

          ICN operates its own sales force in Germany and uses dedicated personnel in Siemens’ worldwide network of regional sales units. Some of our more significant carrier customers include Deutsche Telekom, MCI Worldcom and Swisscom, while our larger non-carrier customers include Coca Cola, DaimlerChrysler and Deutsche Bank. Our larger contracts with both our carrier and business customers often involve tens of millions of euros. Our largest single customer accounted for approximately 8% of our total sales in fiscal 2001.

           The following chart shows the geographic distribution of ICN’s total sales in fiscal 2001:

ICN 2001 Total Sales by Region

          Our global network of manufacturing sites and configuration centers helps us to develop products that meet local requirements. We have approximately 25 significant manufacturing and assembly facilities spread throughout the world, including 14 in Europe, of which three are located in Germany.

          In fiscal 2001, we spent €1.307 billion, or 10.1% of ICN total sales, on research and development, compared to €1.204 billion, or 10.6% of total sales, in fiscal 2000. Our recent product introductions and research and development efforts reflect our focus on Internet protocol convergence and broadband access. In the field of convergence, our recent product developments include: our HiPath brand network products that allow real-time voice and multimedia communications over local area networks; a carrier-grade Internet platform distributed by our Unisphere Networks division (carrier-grade means that all single system components and the network as a whole are designed so that their proven reliability exceeds 99.99%); and the SURPASS solution.

          ICN has established a number of smaller joint ventures in order to share costs and risks of developing new technologies, to manufacture products under local conditions and to ease market entry. A typical example is our Beijing International Switching Systems (BISC) joint venture. BISC manufactures our EWSD product line for delivery to the Chinese market. Siemens holds a 40% stake in BISC. Our partners are the Beijing Telecommunications Administration, Beijing C&W Electronics Group and Beijing Comprehensive Investment Company.

          The worldwide communications industry is changing rapidly in several ways:

          Growth in data communications traffic.    The growth of the Internet, company-based intranets and local area computer networks as means of transmitting information require networks that can carry large amounts of different types of information at high speeds.

          Convergence of data, voice and video communications.    With the blurring of distinctions between voice, data and video information there is a growing trend toward carrying voice, data and video information over a single high speed network able to handle large amounts of all types of information, rather than through separate voice and data networks.

          Deregulation of communications markets and privatization of communications providers.     Throughout the world, governments are deregulating communications markets and opening them to competition, as well as selling their stakes in traditionally state-owned communications providers, resulting frequently in higher investments in communications networks by new or newly private companies, as well as more rapid development of new communications products and applications.

          In response to these trends, ICN has focused its strategy on packet-switched network technology providing network solutions to our customers based on Internet protocol and designed to transport voice, video and data over a cost-efficient, future-oriented platform. For new entrants to the telecommunications market we offer consulting services, innovative products and, in cooperation with Siemens Financial Services, vendor financing.

           ICN faced deteriorating market conditions in fiscal 2001, particularly among telecommunications operators and in the important U.S. market. Our subsidiary Efficient Networks, a provider of DSL broadband access equipment in the United States, for example, experienced rapid contraction of its customer base and the shutdown of operations by a number of previously fast-growing DSL service providers. In response to these difficult conditions, ICN is planning comprehensive adjustments in its cost structure and business portfolio and is intensifying its efforts in working capital management. In fiscal 2001, we implemented our Profitability and Cash Turnaround (PACT) program, which is aimed at cutting costs, reducing personnel, consolidating our worldwide manufacturing structure and optimizing portfolio management. In connection with our PACT Program, we intend to cut approximately 10,000 positions and to reduce our worldwide manufacturing capacity by approximately half. See Item 5: “Operating and Financial Review and Prospects—Operations—Information and Communications.”

          Changes in the worldwide communications industry are also leading to changes in our competitive environment. The markets for voice, data and wireline communications were until recently separate and distinct, and our competitors still tend to vary by business area. However, like us, traditional voice communications competitors such as Alcatel, Lucent and Nortel have expanded their data communications activities. Conversely, companies such as Cisco Systems, which formerly focused on intra-company data networks, have in recent years acquired voice communications capacity and have begun to provide products and services to carriers. In addition to the companies mentioned above, our other major competitors include Ericsson, Fujitsu and NEC.

          The large size of some of our projects occasionally exposes us to technical performance, customer or country-related risks. See “—Long-Term Contracts and Contract Losses”. In the recent past, we have not suffered significant losses in connection with such risks.

Information and Communication Mobile (ICM)

          Information and Communication Mobile designs, manufactures and sells a broad range of communication devices, applications and interfaces, and mobile network products and systems including mobile, cordless and corded fixed-line telephones and radio base stations, base station controllers and switches for mobile communications networks as well as mobile and intelligent network systems. Since its formation in fiscal 2000, ICM has become one of the world’s leading providers of mobile devices and mobile infrastructure. In fiscal 2001, ICM had total sales of €11.299 billion, including sales of €148 million to other Siemens business groups. External sales of €11.151 billion accounted for 12.8% of total Siemens net sales.

          Effective February 2001, we split our former Devices division into Mobile Phones, Cordless Products and Wireless Modules. ICM’s structure now comprises these three divisions together with our Networks and Solutions divisions.

          Mobile Phones:    We offer digital mobile phones in GSM 900, 1800 and 1900 MHz as well as in GPRS technologies for all customer segments. We build our major mobile phone products from a common platform to reduce production costs while allowing us to readily tailor features for different market segments. To broaden our mobile phone line, we are introducing high-end products, but the core of our sales come from medium and lower priced phones designed for the consumer market. We currently offer mobile phones based on the GSM and GPRS standards, but we are developing mobile phones based on time division multiplexing access (TDMA) technology and expect to introduce these phones in fiscal 2002.

          In fiscal 2001, we introduced our new triple band phone S40, which was our first mobile phone to be launched in the U.S. market, and our multimedia phone SL45 for the high-end segment. We also began selling low-end GSM-based models, which are primarily focused on the prepaid market. In the third quarter of fiscal 2001, we launched the new 45 series with our S45 phone for the business customer segment, which operates in both the GSM and GPRS transfer modes, and introduced our ME45 for the outdoor segment. In the fourth quarter of fiscal 2001, we also began selling the wireless pocket personal computer SX45 and the Java-enabled SL45i. We sold 28.7 million mobile handsets in fiscal 2001, versus 23.9 million mobile handsets in fiscal 2000. ICM is now among the leading vendors of mobile phones worldwide, based on market share at June 30, 2001 (Source: Gartner Dataquest, September 2001).

           Cordless Products:    Our cordless phone portfolio, based on digitally enhanced cordless technology (DECT), covers the entire range of products for consumers and small and home office use.

          In fiscal 2001, we introduced the Gigaset 4000 family of cordless phones, which offer an innovative new design and improved cost position. We also brought our information appliance SimPad, which offers wireless Internet access, into the market. In addition, we introduced two data networking products: our wireless local area network product I-Gate, and our HomeRF Gigaset with HomeRF technology, which allows wireless interconnection of a diverse range of end-user devices such as notebooks and peripherals.

          Wireless Modules:    Our Wireless Modules division produces communication modules based on the GSM and DECT standards. We have also developed communications modules based on the GPRS standard, which we introduced in September 2001. Our communications modules enable voice communications and machine-to-machine data transfer and are used in personal data assistants, smart phones, vending machines, traffic control systems, burglar alarms, measuring instruments, navigation systems and other electronic systems and devices.

          Networks:    The Networks divisions covers the complete range of GSM, GPRS, TD-SCDMA, microwave networks and UMTS mobile network technologies, from base stations and switching systems for mobile communications networks to network services such as intelligent networks and prepaid services. Based on estimated market share at September 30, 2001, our Networks division is among the leading global providers of GSM networks and prepaid services.

          ICM’s current mobile network products, systems and solutions are designed to support the GSM standard as well as GPRS and EDGE technology. An entirely new generation of ICM products will be based on the international UMTS standard. UMTS offers faster and more reliable transmission of voice, data and multimedia communications over mobile phones through higher efficiency and speed of radio transmission. These new types of mobile network are expected to provide a platform for wireless Internet access and a variety of new applications.

          Our Networks division is playing a leading role in the deployment of 3G mobile networks. Our joint venture Mobisphere with NEC of Japan has successfully completed demonstration UMTS calls by 13 network operators in eleven Western European countries. In July and August 2001, demonstration video and data calls were successfully completed. We are well-positioned in the European UMTS market, having concluded contracts and letters of intent to provide UMTS infrastructure to a significant number of mobile network operators in Western Europe.

          In the fourth quarter of fiscal 2001, the Networks division introduced pay@once and payment@vantage, which are real time end-to-end payment platforms for e-commerce and mobile commerce that also allow efficient micropayments.

          In April 2001, Microwave Networks, a Siemens radio networks unit based in Milan, Italy, was transferred from ICN to our Networks division. Our Microwave Networks products provide solutions for faster and more cost-effective network rollout through the use of microwave technology.

          Solutions:    This division focuses on providing mobile applications and solutions to network operators, service providers and other business enterprises. We work closely with these customers to develop products and solutions to meet their specific needs. Our open mobile internet platform (OMIP) allows the integration of application-specific middleware as well as proprietary and third party applications. We also offer wireless access protocol platforms through our partnership with Openwave Systems Inc., a leading global provider of mobile Internet software based in Redwood City, California. In addition, we develop applications for mobile commerce, such as mobile shopping or mobile video streaming, and for location dependent services. As of October 1, 2001, our location dependent business was transferred to our Networks division.

          Our Wireless Modules division has recently entered into a strategic partnership with Legend, the top computer maker in China, to develop GPRS-based wireless handheld devices based on ICM modules. Our Networks division has continued to develop its joint venture Mobisphere, located in the United Kingdom, to develop third generation mobile radio infrastructure elements. Siemens holds a 51% stake in Mobisphere, with our partner NEC of Japan holding the balance. Fujitsu Siemens Computers, ICM’s 50% joint venture with Fujitsu headquartered in Amsterdam, has manufactured and marketed personal computers, laptops, workstations, servers, mainframes and high capacity data storage devices since 1999. In July 2001, we established Siemens Mobile Acceleration GmbH to invest in start-up companies in the mobile business field.

          In fiscal 2001, we spent €1.257 billion, or 11.1% of ICM’s total sales, on research and development, compared to €862 million, or 9.7% of total sales, spent by ICM in fiscal 2000. In addition to our significant long-term development efforts in UMTS, we have focused development efforts on GPRS, EDGE and high-speed circuit switched data (HSCSD). In collaboration with the China Academy of Telecommunications and Technology, we carried out a successful TD-SCDMA video call in July 2001.

          Our Mobile Phones customers are primarily large telecommunications companies and consumer retailers. Our Cordless division also sells cordless and corded telecommunications equipment to ICN for resale to business customers as part of complete telecommunications solutions. Customers of our Wireless Modules division primarily include car vendors, IT vendors and other businesses. Customers of our Networks division primarily include mobile network operators. Increasingly, however, private companies are using our mobile network solutions for their internal wireless networks. Customers of our Solutions division also include mobile network operators, as well as service providers and a variety of enterprises.

          Our products and services are sold through our own sales units in over seventy countries, as part of Siemens’ worldwide network of regional sales units.

          The following chart shows the geographic distribution of ICM’s total sales in fiscal 2001:

ICM 2001 Total Sales by Region

          We have approximately ten significant manufacturing and assembly locations worldwide, including six in Europe, of which four are located in Germany.

          The markets for mobile communications devices and networks have grown rapidly worldwide as a result of the dramatic growth in mobile communications and the use of the Internet. In recent years, growth rates in the mobile phone market have been significantly higher than growth in the cordless and corded fixed-line markets. However, with increasing mobile phone penetration and the maturing of the GSM network market, mobile growth rates have slowed significantly, particularly in Europe, while growth rates remained high in Asia. In fiscal 2001, demand for mobile phones was also impacted by worsening economic conditions and saturation, particularly in Western Europe, which led to a sharp decline in market growth that resulted in excess inventories, oversupply and significantly reduced market prices for mobile handsets. The GSM network market was also adversely affected by slowing growth. Near-term prospects for both the mobile phone and GSM network markets could be affected by the timing of investment in and consumer acceptance of third-generation UMTS infrastructure and products.

          In response to these difficult market conditions, ICM has begun to initiate restructuring programs. Our Mobile Phones division reduced its inventories significantly and instituted cost-cutting measures, such as concentrating our mobile phone production in Kamp Lintfort, Germany, and Shanghai, China. We also outsource a portion of our mobile phone production to third parties. Further outsourcing to third-party electronic manufacturing suppliers is under consideration. An additional program to reduce operating expenses has been implemented at our Networks division.

          On an ongoing basis, demand for our products, systems and solutions depends on continuing growth in communications and information technology use in the areas and standards we serve. The mobile phone industry is in transition from a voice-centered market to one that includes significant data services, and future demand for wireless equipment may depend on the availability and acceptance of such data services. Demand for our mobile and cordless phone products also typically fluctuates by season, with most of our sales historically occurring around the Christmas holidays. Due to generally short product life cycles in our mobile handset and personal computer business, to remain competitive we must be able to design and successfully bring new products to market quickly and in sufficient amounts to meet customer demand. Currently, Infineon and Intel are significant suppliers of semiconductors and other components for mobile handsets.

          We compete with both large, established mobile handset and network telecommunications manufacturers and computer companies with a broad focus as well as smaller start-up companies concentrating on particular market niches. Although competition differs by type of product, consolidation in this industry is occurring rapidly as companies adjust to address the increasing convergence of voice, data and multimedia communications. Some of our most significant competitors include Nokia, Motorola, Lucent Technologies and Ericsson in mobile phones and mobile networks and Matsushita, Alcatel, Philips and Sony in other digital communications products. The most important competitive factors include speed in technological innovation and product design, the ability to design products compatible with the existing dominant standards, the ability to manufacture products in sufficient quantities to meet demand and the ability to attract and retain engineering talent necessary to develop products for emerging standards.

Siemens Business Services (SBS)

          Siemens Business Services provides information and communications services to customers in industry, the public sector, telecommunications, transport, utilities and finance. SBS designs, builds and operates both discrete and large scale information and communications systems, and provides related maintenance and support services. In fiscal 2001, SBS had total sales of €6.034 billion, including sales of €1.773 billion to other Siemens business groups. External sales of €4.261 billion accounted for 4.9% of total Siemens net sales.

          Siemens established SBS in 1995 to provide information technology services to Siemens and build external business. SBS became a separate segment of Siemens in October 1998. SBS has expanded its activities to encompass the design and building of information technology systems, initially for Siemens and increasingly for external customers, who now account for approximately 71% of total sales. SBS has also expanded into the operation of communications systems to provide comprehensive information technology and communications solutions from a single source. We create these solutions for customers by drawing on our management consulting resources to redesign customer processes, our professional services to integrate, upgrade, build and install information technology systems, and our operational capabilities to run these systems on an ongoing basis. We currently generate approximately 28% of our total sales from our project and solutions business, 52% from operational services and 20% from product-related services.

          SBS provides information technology solutions and services designed to support and optimize the following core processes of its customers:

•
customer relationship management, to assist business in aligning their organizations to better serve the needs and requirements of their customers. In this area, SBS offers solutions for integrated management of all sales, marketing and customer care activities, including operation of call centers and the supply of sales control systems that allow businesses to follow and maintain their customer relationships by gathering and analyzing sales information;

•
business information management to improve our customers’ business processes, by electronically structuring, processing and pooling data and information, and making it available around the clock. Our portfolio in this area includes services and solutions for business information, document and product data management;

•
supply chain management to facilitate the efficient interplay of all of a business’s operational processes with those of its suppliers, from receipt of orders through production and shipment, enabling optimization of delivery times, capacities, inventories and production processes and cost reductions. SBS offers a complete portfolio of solution offerings in this area from planning, design and implementation of a customer’s production and logistics information technology systems to the operation of production and logistics systems as an outsource services provider;

•
enterprise resource management to optimize a customer’s internal management and production processes through the supply and support of configurable software packages for integrated management of a wide variety of the customer’s business processes, from procurement to manufacturing and distribution to treasury management and accounting functions in different industries. SBS tailors standard software packages to a customer’s requirements to create a solution, optimizes it, makes it available throughout the enterprise and offers global, around-the-clock support for it; and

•
e-commerce systems and solutions in a range of industries that allow customers to offer a variety of Internet-based services through design and implementation of software for on-line media, communications and transactions.

          Most of the design and consulting services provided by our consultants relate to information technology and communications systems that we also build or operate. As required by the customer, in a business process outsourcing arrangement we can operate an entire information technology system or provide only one or more discrete services, from data storage and processing to billing and customer management. We also provide technical support and maintenance of existing information and communication systems. As a complete solution, we can take control of all of a customer’s information technology equipment and employees and design, build and operate a new information technology system to improve performance and lower costs. SBS is a partner of SAP, Microsoft, Siebel, i2 Technologies, Oracle and Computer Associates and can design and build systems and provide services using their software. Recent projects and partnerships include:

•
a global service partnership with Toshiba for its multinational customers in Europe, the Middle East and Africa that enables Toshiba to provide its notebook, server and desktop customers with a comprehensive service platform;

•
a global partnership with i2 Technologies for consulting, marketing, training and development in the field of supply chain management; SBS will also continue to integrate solutions based on i2 Technologies’ TradeMatrix software into customers’ existing system environments; and

•
cooperation with SAP AG and Kordoba Gesellschaft für Bankensoftware mbH & Co. KG, a market leader in German banking software based in Munich, in the sale and development of an integrated Kordoba/SAP banking software system.

          Our group’s focus is on industry (including Siemens), the public sector, telecommunications, transportation, utilities and financial services. Siemens’ businesses considered together continue to be our largest customer. Although we compete with external service providers for all Siemens contracts, and each Siemens business segment determines on an arm’s length basis whether to do business with SBS, we remain the largest supplier of information technology and communications services to Siemens. In October 2000, Siemens announced that it would invest €1 billion to incorporate Internet and e-business technology into its internal business processes and to found the Center of E-Excellence, a Siemens initiative to coordinate and promote this transformation. SBS is making a significant contribution to this project by providing consulting services and designing, building and operating the requisite IT infrastructure.

           We have traditionally generated most of our sales in Germany. We are active worldwide in over 50 countries and also derive a significant percentage of our sales from European countries outside Germany. SBS has its own sales and delivery force both in Germany and in its major countries of operation, while in smaller countries sales and delivery are carried out by dedicated personnel in Siemens’ worldwide network of regional sales units.

          The following chart shows the geographic distribution of SBS’s total sales in fiscal 2001:

SBS 2001 Total Sales by Region

          In June 2001, we combined Entex, a leading U.S. provider of platform-neutral and manufacturer-independent information services that we acquired in April 2000, and SBS’s U.S. operations into a single legal entity, SBS Inc. We will continue to work with other business segments in the Information and Communications group and to use the industry-specific expertise of Siemens in the utilities, telecommunications and manufacturing industries to attract new customers in these areas.

          In the near term, however, in response to difficult conditions in the IT services market and in the e-business arena in particular, we are concentrating on improving our profitability through cost-cutting measures, including personnel reductions, and several programs intended to enhance our operational efficiency. See Item 5: “Operating and Financial Review and Prospects—Operations—Information and Communications”.

          Our most significant competitors vary by region and type of service. A few are global, full service providers of information technology such as IBM Global Services and EDS. Our competitors that focus more narrowly on specific regions or customers include T-Systems, a unit of Deutsche Telekom AG, in Germany and Atos/Origin in France and the Netherlands. Those focusing on a particular service include Accenture (formerly Andersen Consulting) in consulting, Cap Gemini/E&Y in systems integration and Affiliated Computer Services in outsourcing. As a service business, SBS needs a strong local presence and the ability to balance demand for customized solutions with the need to manage risks in large projects and to achieve economies of scale.

          The large size of some of our projects occasionally exposes us to technical performance, customer or country-related risks. In the recent past, we have suffered significant losses in connection with such risks. See “—Long-Term Contracts and Contract Losses”.

Automation and Drives (A&D)

          Our Automation and Drives group is a market leader for factory automation offering standard and customized electronic and electro-mechanical products and systems for industrial and electrical installation applications, as well as comprehensive automation solutions for durable goods manufacturing and certain raw materials and other materials processing industries. In fiscal 2001, A&D had total sales of €8.947 billion, including sales of €1.104 billion to other Siemens business groups. External sales of €7.843 billion accounted for 9.0% of total Siemens net sales.

          We divide our products and services into four businesses, combining various internal organizational units: low voltage control and installation technology; manufacturing automation; drive systems; and process automation.

           Our low voltage control and installation technology products include principally:

•
low voltage switchboards, circuit protection and distribution products, motor control products and sensors commonly used in the control cabinets of switchgear and control gear manufacturers and automation providers in the capital equipment and construction industries. More than 80% of this division’s products now employ “totally integrated automation,” an innovative combination of automation and power management in industrial and construction applications;

•
electrical installation products such as circuit protection and wiring systems, fuses and small distribution board systems for the distribution of electricity in buildings from the connection with the power grid to the wall socket, mainly used in the construction market. We also provide modern “bus” systems for communication and monitoring, which link products and systems together and to building automation systems, and are used principally in residential buildings and large commercial facilities like hospitals and office buildings. This product line has recently been supplemented by wireless versions for renovation and modernization projects.

          Manufacturing automation products include programmable logic controllers (PLCs), human machine interfaces (HMIs) for integrated automated systems using a single system platform, and industrial communications systems. Our main customers are the durable goods and capital equipment industries, especially mechanical engineering companies. In addition, we integrate these products into industry or customer specific hardware or software solutions and, for the automobile industry, plan, engineer and sell complete manufacturing automation solutions. Our products continue to keep pace with innovations in software and Internet-based capabilities.

          Our drive systems products include drives and computerized numerical controls (CNCs) for machine tools, as well as automation and drive equipment for other types of machines. We also sell various types of motors and drives from medium to high voltage for various applications in different industries and in infrastructure facilities. Applications include rolling mills and ships, engines for all kinds of rail vehicles and ventilation and water and waste water transportation systems. Recent product introductions include a new family of safety-based components for industrial applications, as well as new controllers developed for markets in China and Japan.

          Within this business, our large drive activities underwent significant reorganization in fiscal 2001. We moved our large drives manufacturing facilities from Erlangen to Nuremberg and separated the manufacture of mechanical drive components into a separate subsidiary. Following this reorganization, Nuremberg now is our “center of competence” for the development, manufacturing and testing of large motors and drives.

          Process automation engineers and sells instruments, process analytic systems and pumps to companies in the raw materials and other materials processing and capital equipment industries. Complete solutions integrating these products for specific applications are planned, engineered and sold to the chemical, glass, ceramic, stone and earth processing industries. We use PCS 7, a computerized process control system that we substantially upgraded this year, as the basis for our batch and process solutions.

          In all of our business groups, we supply consulting, design and support services to our customers, both independently of and as a part of our sales contract work.

          To offer our customers a broad portfolio of products and systems as a “one stop shop” supplier, we are strengthening our market position in certain areas through acquisitions and joint ventures in the field of process instruments and drive systems. Our 1999 joint venture with Yaskawa (Japan), a leading manufacturer of servo, servo motors and robotics products, is a recent example of this strategy.

          In fiscal 2001, the majority of our sales to third parties were to industrial customers in the mechanical and electrical machines industries, with a significant portion made to distributors, system and software houses and engineering offices. We also distribute our electrical installation products and systems to customers in the building construction industry through third party distributors. For many years, we have also cooperated closely with customers in the automobile and chemical industries and we are working to expand both our business and our cooperation in this area. Other Siemens business groups, such as Transportation Systems (TS), Industrial Solutions and Services (I&S) and Power Generation (PG), considered together, traditionally comprise our largest single customer, accounting for approximately 12.3% of our total sales in fiscal 2001. Since a portion of our business involves contracts for large scale automation solutions, our list of significant customers may vary significantly from year to year.

          Our products are sold to our customers primarily through our own sales force in Germany and through dedicated personnel in Siemens’ worldwide network of regional sales units. A significant proportion of our products go to original equipment manufacturers and end-users through third party distributors.

          The following chart shows the geographic distribution of A&D’s total sales in fiscal 2001:

A&D 2001 Total Sales by Region

          We have approximately 60 significant manufacturing and assembly locations around the world, including approximately 25 in the Americas, ten in Asia, and 25 in Europe, of which 12 are located in Germany.

          In fiscal 2001, we spent €498 million, or 5.6% of A&D’s total sales, on research and development, compared to €464 million, or 5.8% of total sales, in fiscal 2000. Our research and development efforts are currently focused on implementing technological progress in micro-electronics, software technology and industrial communication into our products, systems and solutions; improving the usability of our products; and enlarging the field of our activities. Our primary goals are sales growth in our traditional markets in Germany and Western Europe and continued expansion in the Americas. The most significant change in our marketing and sales efforts in fiscal 2001 took place in the United States, where, in combination with Siemens’ overall U.S. business initiative, our “New Business Design” will broaden our focus from our present construction sector concentration to include the industrial sector. We also aim to increase our profitability through productivity improvements and continued product innovation. In the beginning of fiscal 2001, we undertook a world-wide strategic program that emphasizes our e-business activities and aims to increase purchases and sales by e-commerce to 60% of our product business volume by the end of fiscal 2003, as opposed to roughly half that amount today. This initiative covers product life-cycle management, supply chain management and customer relation management to optimize our processes, reduce working capital requirements and improve product delivery times. After sales support services are also a key feature of this program.

          Consolidation in our industry is occurring on several levels. Suppliers of automation solutions to manufacturing companies have supplemented their activities with drives technology. Suppliers of manufacturing and process control systems are cooperating or combining through acquisitions or cooperative ventures with suppliers of field technology and outsource facility operation and monitoring activities to form comprehensive automation suppliers.

          Intense competition and rapid technical progress within this industry place significant pressure on prices. Average product lifetimes in our businesses tend to be short, typically from one to six years after introduction, and are extremely short where software and electronics play an important role. Product lifetimes tend to be longer in motors and in circuitry. We estimate that 75% of our total sales annually is generated by products that are less than five years old.

           Our principal competitors Rockwell, ABB, Schneider and Emerson have wide business portfolios similar to ours. We also compete with specialized companies such as Eaton, Honeywell and Fanuc. Our U.S. competitors traditionally have strong positions in software technologies, while Japanese companies have generally focused on large-scale production and cutting costs. Most of our major competitors have established global bases for their businesses. In addition, competition in the field has become increasingly focused on technological improvements to electronics and software.

Industrial Solutions and Services (I&S)

          Industrial Solutions and Services provides innovative solutions and services designed to enable our customers to improve their competitiveness. Our offerings cover the entire life cycle of industrial and infrastructure facilities, from consulting and planning through installation, operation, maintenance and modernization. In fiscal 2001, I&S had total sales of €4.563 billion, including sales of €1.165 billion to other Siemens business groups. External sales of €3.398 billion accounted for 3.9% of total Siemens net sales.

          Our three core competence fields are:

•
industry sector solutions for customers in materials processing industries and infrastructure related industries that include automation, instrumentation, drives, power distribution and control systems;

•
information technology solutions to enhance productivity in facilities for manufacturing and materials processing by linking different levels of automation, process control and management information systems; and

•
technical services including plant construction and modernization, on-call and logistics services and integral plant maintenance as well as auxiliary process management services provided to customers in a broad range of industries.

          I&S is structured in seven divisions, as discussed below. For each, we give an example of a recent project that illustrates our business activity.

          Five of our divisions use their industry-specific expertise to design and deliver industry sector solutions tailored to customers’ needs in the industry sectors listed below.

          Metals, Mining and Paper Technologies provides the automation and process control systems, drive systems and electrical equipment used in steel making, rolling and processing plants and in pulp and paper mills. For the open pit mining industry we offer solutions including electrical power, drive and automation systems for bulk material handling and processing.

          In this sector we recently delivered to a customer an automated steel galvanizing line with an integrated electrical system that reduces zinc consumption and lowers operation costs through the use of “neural network” technology that collects information on processes over time and uses it to adjust those processes for improved efficiency.

          Oil & Gas and Petrochemical Technologies offers solutions for the off- and onshore operations of these industries, including power- and integrated drive systems, automation, process control and information technology. In the oil and gas industry, our solutions and services address both upstream exploration as well as midstream transportation and pipeline activities.

          A recent project involved automation and electrical systems for an offshore oil platform including process control, safety, telecommunication systems and dynamic positioning for subsea production, contributing to a shorter project execution time, higher plant efficiency and reduced maintenance costs.

          General Process Industries combines our activities in the food & beverages, water/wastewater and cement sectors. Its scope ranges from industry specific solution packages (e.g. process simulation) to supplying the entire spectrum of automation, process control, drive systems and electrical equipment for plants. This new division was created in 2001 from existing sections of our technical services division in order better to exploit these growing markets and to further expand our business in processing industries.

          In a consortium with a machinery supplier and civil constructor, we recently integrated a new cement production line into an existing plant, which was also partially modernized, contributing to higher productivity, a safer and more comfortable operation and lower environmental impact that will strengthen our customer’s position in the market.

          Infrastructure and Marine Solutions provides automated airport ground traffic guidance and control systems and the electrical equipment used in seaport freight handling systems. We also deliver propulsion drives and integrated electrical systems for ships as well as fuel cells for submarines. In addition, we provide alternative power solutions like combined heat and power plants and we also specialize as general contractor for large- and medium-sized wind farms.

          In this sector we recently completed turn-key delivery of a 31.5 megawatt onshore wind farm with 21 wind turbines. The scope of our services includes: project development, technical and financial engineering and construction as well as plant maintenance and operations management. This ensures optimal equipment availability and operating economy over the entire life cycle.

          Intelligent Traffic Systems offers automated systems for urban and interurban traffic control and management. These systems include information technology for traffic detection, information and guidance and parking space management, in addition to solutions for electronic tolls and tunnel traffic guidance and access control.

          We recently designed and installed an urban and interurban intelligent traffic control system for the city of Berlin, involving video detection and other traffic sensors as well as interconnections to tunnel control systems to improve the city’s mobility, public transport and parking management systems.

          Our other two divisions complete our scope by providing IT solutions and life-cycle services.

          IT Plant Solutions is our division responsible for information technology solutions. It was created in fiscal 2000 to provide high value-added solutions for the growing market in advanced industrial information technology and industry- specific manufacturing execution solutions. This division focuses on consulting services, software products and applications to deliver solutions tailored to specific industries. These include discrete manufacturing, infrastructure and process industries such as oil & gas, petrochemicals, food & beverage, metals & mining and pulp & paper. By integrating the shop floor, production operations and business management levels, our information technology solutions manage the intricate flow of information among these levels and optimize production processes, thereby creating an “intelligent plant”.

          As an example of an important project in this division, we recently delivered an integrated software solution for an international vegetable oils and fats producer to improve product quality, production quality control and delivery reliability, promoting schedule dependability and supply chain responsiveness and facilitating the management of change and flexibility in new product introductions.

          Industrial Services is our largest division, typically accounting for over half of I&S’s total sales. It is responsible for our industrial technical services activities, providing a wide range of technical services covering each stage of the life cycle of industrial plants, infrastructure facilities and utilities. We serve customers in a variety of industries. Under the trade name Siemens Industrial Services we provide engineering and general contracting services for plant construction and modernization and deliver on-call and logistics services, maintenance services, including predictive maintenance, as well as auxiliary process management services. We also provide plant decommissioning services. We are active globally on a local basis through a network of about 300 service locations in more than 90 countries with nearly 21,000 employees. Our strong local presence allows us to be close to our customers, increasing speed and efficiency in delivering our services.

           In this division, we recently entered into a performance-based integral maintenance contract for all mechanical and electrical systems at a copper mine including a full condition monitoring program and management of supplies and spare parts. Our solution aims to provide the customer with optimized plant availability and reliability as well as lower production costs, reduced complexity, improved upkeep of assets and health, safety, and environmental regulatory compliance.

          We are a multiple source vendor and place the interests and preferences of our customers in the foreground, integrating “best of class” products and systems regardless of their manufacturer. We cooperate extensively with Siemens’ A&D and PTD groups, integrating their products and systems into the solutions we design and deliver.

          In Europe, our primary goal is to increase our business outside of Germany. We are also seeking to continue our growth in the Americas and Asia. In 2001, we completed three acquisitions: one in Brazil and another in Belgium, in order to expand our industrial information technology business and strengthen our expertise in delivering innovative solutions to the process industries, and the third in Great Britain, to complement our system integration expertise and broaden market access for our industrial services business.

          Our industry sector divisions derive their sales revenues primarily from projects awarded on the basis of internationally solicited tenders, and their most significant customers vary from year to year. Our Industrial Services division provides its services to numerous customers across a variety of industries, as well as to our industry sector divisions and other Siemens businesses. While services provided to Siemens traditionally account for the most significant portion of the total sales of Industrial Services, accounting for approximately 50% of its sales in fiscal 2001, our goal is to expand the portion of services we provide to outside customers.

          We market our services to our customers primarily through our own dedicated sales force, supplemented by Siemens’ worldwide network of regional sales units. We derive most of our total sales revenue from Europe and a smaller, but significant, amount from the Americas. In fiscal 2001, we generated about 53% of our total sales from projects and services performed outside Germany. The following chart shows the geographical distribution of I&S’s total sales in fiscal 2001:

I&S 2001 Total Sales by Region

          As a provider of innovative solutions and services tailored for our customers, I&S does not traditionally incur high expenses relative to sales for research and development unrelated to projects for specific customers. In fiscal 2001, we spent €48 million, or 1.1% of I&S’s total sales, on research and development, compared to €49 million, or 1.2% of total sales, in fiscal 2000. Our principal ongoing research efforts relate to industrial information technology, innovative automation, drive systems and power supply as well as e-solutions. These include, for example, Internet-based technologies, such as remote commissioning, diagnosis, monitoring and control of industrial systems and facilities. We are also developing self-training expert systems for improved plant diagnosis and troubleshooting as well as tools for plant simulation in order to optimize plant efficiency in areas such as production output and energy consumption.

          Our competitors vary by business area and region and range from large diversified multinationals to small, highly specialized local companies. I&S’s main competitors internationally include ABB, General Electric, Honeywell, Invensys and Alstom. Our Industrial Services division also competes with a large variety of small locally based suppliers of contracting, maintenance and support services. Unlike our principal competitors, we have not limited our Industrial Services business to particular industries, allowing us take advantage of the growing demand for outsourced maintenance and support services in a variety of industries, including those for which Siemens does not provide products or systems and irrespective of the manufacturer of the original system or facility. We believe that our competitive advantage is our unique combination of competence in the industry-sector, information technology and technical services fields.

          The large size of the projects performed by our industry sector divisions occasionally exposes us to technical performance, customer or country-related risks. For further information on such risks, see “—Long-Term Contracts and Contract Losses”. We have not experienced material losses in the past in connection with these risks.

Siemens Dematic (SD)

          Siemens Dematic is the result of the merger in April 2001 of the former Siemens Production and Logistics Systems with Atecs Mannesmann Dematic Systems Group. Siemens Dematic designs, engineers and sells factory automation and logistics automation equipment, systems and solutions, postal automation, electronics assembly systems and internal transport systems for on-site use. Following the merger, we have reorganized our business into three divisions: Material Handling Automation, Postal Automation and Electronics Assembly Systems.

          In fiscal 2001, SD had total sales of €2.520 billion, including sales of €139 million to other Siemens groups. External sales of €2.381 billion accounted for 2.7% of total Siemens net sales. These results include sales of the newly acquired Dematic businesses only for the period April—September following its acquisition, which added approximately €822 million to our sales.

          Our Material Handling Automation division designs, manufactures and assembles integrated distribution and factory logistic systems. We are organized into five market oriented business units each serving a different group of key customers. We automate materials flow, handling and logistics processes for major retail and wholesale operations and durable and non-durable goods manufacturers through our Distribution, Industrial and Automotive units. Our Warehousing, Parcel & Freight, Federal Systems (for government contracts) and Airport-Baggage/Cargo units automate parcel, freight, baggage and cargo handling for third-party warehousing and forwarding agents. Our core competencies in this division are product & systems development, planning, information technology, material handling automation architecture and consulting. Our acquisition of the Dematic businesses increased our presence in the U.S. market and provides us with the manufacturing capabilities for core “hardware” and software products that are part of the systems we sell and that we had previously purchased from third-party suppliers. Going forward, we expect this division to represent more than half of SD’s annual revenues.

          Postal Automation provides equipment for: sorting of both standard and large letters (so called flats); reading and coding systems; postal information technology; and postal services such as presort operations. Product responsibility for parcel & freight material handling was transferred to the Material Handling Automation division in fiscal 2001. In connection with the Atecs Mannesmann merger, antitrust authorities prohibited us from acquiring the Mannesmann Dematic Postal Automation business.

          Key customers for this business are the traditional post and parcel services, including the German and U.S. postal services. Private parcel and package carriers, such as TNT, are also among our potential customers and are served jointly with the Material Handling Automation division. The Postal Automation business has been affected by the downturn in the U.S. postal business, and reduced volumes and expectations have led to delays and reduced investment by the companies involved in this industry. In particular, the U.S. Postal Service’s investment freeze has had a negative impact on our business in the past year.

           In both our Material Handling Automation and Postal Automation divisions, we deliver value to our customers through the intelligent combination of electronics, software and mechanical elements in our integrated systems and solutions. Our products feature a wide range of transport systems and sorters. They are designed, using our industry specific knowledge, for precise control of materials flow and utilize optical character recognition systems in conjunction with complex computer software. Both businesses are involved in the design, manufacture, integration, installation and service of systems and solutions. Other Siemens businesses and outside sources typically supply us with various components. For example, we purchase our electro-mechanical equipment (including drives and programmable logic controllers) and software from Automation & Drives (A&D). In recent years, these two businesses benefited from the boom in so-called e-logistics, with both traditional and “new economy” logistics and postal and parcel service providers investing heavily in capital equipment and information technology systems. While the e-logistics boom has dampened, we expect that going forward our Material Handling Automation division will benefit from an increase in demand from traditional customers investing in integrated systems. We believe that these integrated systems—including information technology solutions we developed during the e-logistics boom and our industry knowledge—create an opportunity to increase our customer base. In addition, as formerly government-owned postal and airport authorities are deregulated and privatized, we believe that competition in the markets in which they operate will continue to increase. We expect that companies attempting to compete effectively will increase their investment in integrated, automated systems and technologies in order to improve their productivity and speed, creating an opportunity for us.

          Our Electronics Assembly Systems division’s principal products are surface mount technology (SMT) placement systems that automate the mounting of components onto printed circuit boards. These systems are capable of processing numerous component types and can be tailored to the requirements of individual line configurations by a complete modular platform concept. Our principal customers are manufacturers in the electronics field that use SMT, including manufacturers of mobile phones, handheld computers and automotive, industrial and consumer electronics, and, increasingly, electronic manufacturing service providers whose emergence reflects a growing industry trend towards outsourcing. Until recently, our focus has been on the technical qualities, speed and precision of our placement systems. Increasingly, we are designing, manufacturing and selling entire standardized SMT production line configurations, including, in addition to the SMT placement system itself, other Siemens Dematic brand products as part of the line. With increased pressure on our customers to reduce assembly costs, we can now bring our total process knowledge to benefit the customer through these standard line configurations.

          This business has experienced an important downturn in calendar year 2001 due primarily to the decline in technology investment in the U.S. and the general malaise in the global telecommunications and semiconductor industries. On a more positive note, in 2001, we began to enter the Japanese market for these products.

          In addition to our core placement systems business, we supply systems and solutions for injection molding of thermosetting and thermoplastic materials. We are also actively developing new business opportunities in various innovative areas. For instance, we have developed a laser structuring machine based on a new technology that uses a CAD-data controlled laser to transfer microstructures onto printed-circuit boards. It enables high- density 50-micrometer structures adapted to the requirement of the trend toward miniaturization in the electronics manufacturing industry.

          Two operations acquired along with the Dematic businesses are being held centrally as assets for sale, and their results are not included in SD’s results. These operations have been renamed Demag Cranes and Components and Demag Mobile Cranes, respectively, to take advantage of the strong Demag brand.

           We distribute our products primarily through our own sales force in Germany and our own local Siemens Dematic distribution companies throughout the world.

          The following chart shows our sales broken down by region in fiscal 2001:

SD 2001 Total Sales by Region

          We have four significant manufacturing and assembly facilities in Germany and two in the United States.

          In fiscal 2001, we spent €147 million or 5.8% of SD’s total sales on research and development, compared to €108 million, or 6.0% of total sales, in fiscal 2000. Main areas of focus include our laser and polymer stud grid array package technology in our Electronics Assembly business, as well as a lower cost SMT placement product. In the Material Handling Automation business, a main area of focus is so-called mechatronics. The objective of this initiative is the development of globally applicable standard product families. The aim is to reduce product and project costs (through increased economies of scale in manufacturing and project engineering, and reduction of project technical risks), and to increase the efficiency of our system development by improving repeatability, through increased modularity of our products and solutions.

          Following the merger with Atecs Mannesmann Dematic, Siemens Dematic is now the largest player overall in the material handling automation market. Our main competitors in our Material Handling Automation and Postal Automation businesses are FKI Logistex (including the former Crisplant), Daifuku, Swisslog, Northrop Grumman (which acquired Mannesmann Dematic Postal Automation) and Lockheed Martin. Other competitors operate within niche markets or market specialized technologies to their customers; these include Vanderlande, BAE Division of Invensys and Duerr. Major competitors of our Electronics Assembly Systems division include Fuji Machine, Panasonic, Assembleon (formerly Philips Electronics Manufacturing Technology) and Universal Instruments, a subsidiary of the Dover Group.

          Our short-term goal is to manage the current economic downturn by adjusting resources through modest headcount reduction and consolidation of capacity in our Postal Automation and Electronics Assembly Systems divisions. In addition, we are focusing on the most promising markets and redirecting attention and resources accordingly (e.g., in the case of Electronics Assembly Systems, from the Americas to the Asia-Pacific region), and have initiated cost controlling, risk management and project management initiatives. These latter initiatives are particularly directed at addressing long-term contract losses we experienced in fiscal 2001 in our Material Handling Automation and our Postal Automation divisions. For further information on our long-term contracts and contract losses, see “—Long-Term Contracts and Contract Losses”. With these steps, in addition to the integration of the Atecs Mannesmann Dematic Systems businesses, we aim to position ourselves for future growth and a return to profitability.

Siemens Building Technologies AG (SBT)

          Siemens Building Technologies provides products, systems and services for monitoring and regulating the temperature, safety, electricity, lighting and security of commercial and industrial property. We also provide planning, management and technology-related electrical contracting services in connection with building projects. Finally, we operate and maintain entire building sites as an outside technical facility management service provider. In fiscal 2001, SBT had total sales of €5.518 billion, including sales of €424 million to other Siemens business groups. External sales of €5.094 billion accounted for 5.9% of total Siemens net sales.

          Formed in fiscal 1999, SBT combined Landis & Staefa and Cerberus, acquired from the Electrowatt Group, with Siemens’ pre-existing building systems business. In the beginning of fiscal 2001, SBT was re-organized into the following six divisions:

          Fire & Security Products manufactures and sells electronic security and hazard protection products and systems, including complete computerized fire, gas leakage and intruder detection and alarm systems. It sells these components to our solutions providers, the Security Systems and Fire Safety divisions, and also sells its products and systems to small electrical installers through its own branded distribution channel.

          Security Systems offers solutions and services for electronic building security, including intruder detection and alarm systems, closed circuit television video surveillance, personal identification and building access control systems, as well as centralized monitoring and control of each of these individual systems.

          Fire Safety offers solutions and services for fire detection and protection, including computerized gas leakage and fire alarms and fire extinguishing systems, as well as comprehensive computer-based danger management systems that centrally monitor and control each of these individual systems. In addition to buildings, our Fire Safety Division offers fire detection solutions for tunnels, ships and aircraft.

          Building Automation offers solutions for regulating heating, ventilation and air conditioning (HVAC), electricity and lighting including computerized building automation systems that coordinate and manage all of these functions for an entire building. In addition, the division offers maintenance and training services for its systems. Building Automation also provides energy performance contracting solutions, refurbishing buildings to improve their energy efficiency and provide the customer with a guaranteed level of energy cost savings. We also arrange for financing of the refurbishment.

          HVAC Products manufactures and sells controls, sensors, detectors, valves and actuators used in systems that regulate heating, ventilation and air conditioning, electricity and lighting in buildings and factories. This division sells to the Building Automation division and to OEM customers, value-added partners and installers.

          Facility Management Services has two businesses. The Project Business unit of this division provides services relating to the planning and management of electrical contracting projects. The Facility Management unit operates and maintains entire building sites for tenants and owners as an outsource provider and also offers facility management consulting services to building operators. We provide these technical facility management and consulting services both for buildings that use SBT products and systems as well as for buildings using those of our competitors.

          In fiscal 2001, we completed 11 acquisitions, seven in Security Systems, three in Fire Safety and one in HVAC Products. In the United States, we purchased Security Technology Group, a security systems integrator with a focus on large, enterprise accounts and annual sales in excess of $100 million. By combining the 40 branch offices of this acquisition with our existing security business, we can offer our business customers expertise in all areas of electronic systems integration and central monitoring services.

          Our customers consist of a large, widely dispersed group of locally-based building owners, operators and tenants, building construction general contractors, mechanical and electrical contractors, original equipment manufacturers of HVAC systems and wholesalers, specialized system builders and installers. Most of our sales revenue is attributable to a large number of relatively small orders and we generate approximately 40% of our sales from orders of €25,000 or less. Siemens is traditionally the only customer responsible for more than five percent of SBT’s total sales, accounting for 7.7% of SBT’s total sales in fiscal 2001.

           SBT has a decentralized business organization that combines a small central headquarters, design and manufacturing at sites in ten countries in Europe, North America and Asia and our own distribution network, operating independently of the Siemens sales organization, consisting of approximately 600 wholly owned local sales, project execution and services branch offices in 45 countries. For some markets, we also distribute our products, systems and services through a network of approximately 150 independent field offices and distributors. Our services businesses and sales network have a significant local presence arising from the need to be close to the customers and buildings that use our products, systems and services. Our manufacturing and design sites and our regional sales units with their branch offices are connected to each other and to our central management by a central communications network.

          The geographic focus of our business differs significantly by division. Security Systems, Fire Safety, Fire & Security Products, Building Automation and HVAC Products sell their products and systems throughout the world, with the majority of sales in Europe and the United States. These divisions currently aim to expand in Asia and South America. In contrast, our Facility Management Services division currently offers services primarily in Germany, Switzerland, Norway, Austria, Italy and Turkey. Facility Management Services is currently seeking to expand its Facility Management unit in other European countries.

          We generate most of our sales in Europe and the United States. The following chart shows the geographic distribution of SBT’s total sales in fiscal 2001:

SBT 2001 Total Sales by Region

          We have approximately 15 significant manufacturing and assembly facilities worldwide, including nine in Europe, of which three are located in Germany.

          In fiscal 2001, we spent €168 million, or 3% of SBT’s total sales, on research and development, compared to €151 million, or 3.1% of total sales, in fiscal 2000. We are working to develop “open” system platforms and systems with backward and forward compatibility that will enhance product flexibility and protect a customer’s investment by allowing our customers to create linked systems with products of different ages from different suppliers. We are also working to develop “remote control” building automation systems that will allow the user to control a building’s maintenance, safety and security systems from a distance via the Internet.

          Traditionally, the HVAC, electricity, security and safety systems used in buildings have been designed and sold as separate, stand alone systems that could not be integrated to combine functions or allow for centralized control. During the past several years, the increased use of computers in building systems has allowed manufacturers to link these individual systems and to offer multifunction building automation systems. Sales of such integrated building automation systems have until recently occurred primarily in the United States, and it remains difficult to determine at what pace a significant market for them will develop in other regions.

          We have identified several growth opportunities for our business in the near future. Our new Security Systems division experienced double-digit growth in its first year, significantly expanding its geographic presence through acquisitions. It plans to grow faster than the market in the future by cross-selling to existing customers of the Building Automation and Fire Safety divisions. The Fire & Security Products division also experienced double-digit growth and plans to follow the Security Systems division’s cross-selling strategy to grow faster than the market. HVAC Products is expanding its range of products and components for original equipment manufacturers, making more of our existing brands available for offering on an OEM basis. Our Systems & Services divisions (Security Systems, Fire Safety, Building Automation and Facility Management Services) are using their current large installed base of our building technology products and systems as a means of generating service and maintenance contracts. In all four of our Systems & Services businesses, we have created solutions for focused vertical market segments such as hospitals, airports, tunnels, pharmaceutical, and Internet data centers, which require highly technical HVAC, safety and security systems. We believe there are opportunities in the facility management market for large international companies such as Siemens, due to the growing desire of many businesses that operate facilities in several countries to use a few outsource providers for comprehensive life-cycle facility management services.

          Except in the two areas of HVAC Products and Fire Safety, where Siemens, Honeywell and Johnson Controls, and Siemens, Honeywell and Tyco, respectively, have significantly larger market shares than their competitors, the markets in SBT’s business areas are generally highly fragmented, with many locally based companies and, in certain instances, a few large globally based competitors holding relatively small market shares. In the electronic security market, Tyco is a market leader and continues to expand through acquisitions. The market is still very fragmented, however, with the top seven companies comprising only about 25% of the market. Most of our competitors focus on a particular product, system or service, or have a regional orientation. For example, the principal competitors of our Project Business unit include large international companies with a broad scope, such as ABB, regionally significant competitors such as the German companies Rheinelektra and Rudolf Otto Meyer, and about 650 medium-sized installation contractors involved in the planning and implementation of building systems. However, due to the diversity of competition in our markets, some of our competitors are also active in facilities services outside of our primary business focus, such as elevators and escalators, waste management, food services and electrical systems. For our larger projects involving these services, we use non-Siemens companies as subcontractors to supply the elements of the project outside our business focus. Despite the traditional fragmentation, consolidation is beginning to occur in certain of our markets. In addition, the influence of e-commerce and the introduction of the euro are resulting in a harmonization of prices for our products and systems across regions.

          In response to these trends, we plan to continue to expand our customized solutions business, where we can build close relationships with our customers by providing high value-added services. In addition, in fiscal 2001, we continued to implement programs to boost productivity and increase cross-sales with other Siemens units in order to further improve our performance.

          Ensuring that our products and systems operate reliably is important to our business since the failure of building maintenance, safety and security systems can have serious consequences. We have not experienced significant liabilities in the past as a result of product or design defects.

Power Generation (PG)

          Siemens’ Power Generation group provides customers worldwide with a full range of equipment necessary for the efficient conversion of energy into electricity and heat. We offer a broad range of power plant technology, with activities that include: development and manufacture of key components, equipment, and systems; planning, engineering and construction of new power plants; and comprehensive servicing, retrofitting and modernizing of existing facilities. In fiscal 2001, PG had total sales of €8.563 billion, including sales of €76 million to other Siemens business groups. External sales of €8.487 billion accounted for 9.8% of total Siemens net sales. Our total sales include approximately €285 million attributable to the newly-acquired turbo compressor business of Mannesmann Demag Delaval for the period April—September following its acquisition.

           Power Generation consists of three businesses, each with a clear market focus on specific customer groups and technologies: Fossil Power Generation; Industrial Turbines and Power Plants; and Instrumentation and Control. In furtherance of our strategy since the mid 1980’s to focus on fossil as opposed to nuclear energy, during fiscal 2001 we transferred our Nuclear Power Division into a joint venture with Framatome, as discussed below. Of the remaining businesses, Fossil Power Generation is by far the largest, accounting for approximately 83% of total sales in fiscal 2001.

          Power plants, together with transmission and distribution grids, are the fundamental parts of a system that meets the requirements of individual households and business and industrial customers for a reliable supply of power delivered to a high quality standard.

          A power plant’s function is the efficient conversion of primary energy into electricity. In a fossil fuel plant, the power generation process begins with working media like water, steam or compressed air, which are initially transferred to high pressure states by heating in boilers or combustion sections of gas turbines. Thereafter steam and gas turbines convert this energy into mechanical energy, which in turn is converted into electricity by generators. In so-called combined cycle plants, a combination of gas and steam turbines is used to reach highly efficient conversion rates of nearly 60%. At the end of the process, electricity is fed into transmission grids from the plant site.

          Fossil Power Generation includes power plants and systems engineering as well as components and equipment engineering and manufacturing, such as fossil fuel-fired power plants, co-generation heat and power plants. Our fossil fuel power generation business concentrates on turbo generators, gas and steam turbines in the larger power range, with an emphasis on combined-cycle gas and steam power plants. We also perform power plant service, such as maintenance, rehabilitation and operations. Our installed base of thermal power plant capacity of over 500 gigawatts provides us with a good opportunity to grow our service business. Our successful integration of Westinghouse’s fossil power generation unit, acquired in 1998, has improved our position in the market for 50 Hertz plants and strengthened our access to the 60 Hertz markets.

          Industrial Turbines and Power Plants includes steam and gas turbines in the small and medium power ranges, related turbo generators and power plants. Our activities encompass design, engineering, supply and service. We develop and manufacture steam turbines for application in industrial, municipal and independent heat and power generation and for mechanical drives. In addition, we offer our customers combined cycle power plants fitted with gas turbines supplied by third parties. In the renewable energy sector, we also offer biomass power plants.

          As part of Siemens’ acquisition of Mannesmann’s advanced technology group, Mannesmann Atecs AG, we acquired the turbocompressor business of Mannesmann Demag Delaval during fiscal 2001. We are currently merging this business into the Industrial Turbines and Power Plants division. We believe that the acquisition of Demag Delaval’s turbocompressor business will enhance our competitive position by allowing us to offer a fuller line of industrial turbine and power plant products. The new expanded division will be renamed Industrial Applications from the beginning of fiscal 2002.

          Instrumentation and Control designs, manufactures, installs and commissions instrumentation and control systems and related equipment for use in power generation, including information technology solutions providing management applications from the plant to the enterprise level. We also provide a wide variety of related services.

          Additional areas of PG’s activity include the development and production of technologies such as insulators and catalysts used for emissions reduction, as well as emerging technologies such as fuel cells.

          In the second quarter of fiscal 2001, we contributed our former Nuclear Power division into a joint venture with Framatome, the French state-owned nuclear power plant producer. Siemens holds a 34% interest in this venture. This business, now named Framatome Advanced Nuclear Power S.A.S., designs and manufactures nuclear power plants, produces nuclear fuel assemblies and services and refurbishes nuclear power plants. As scale is important in the nuclear power generation business, we believe that this joint venture is well-positioned to take advantage of opportunities in Asia and the United States, as well as in Europe.

          From January 1, 2001 our nuclear power operations are accounted for under the equity method.

          We also have a 35% stake in a joint venture known as Voith Siemens Hydro Power Generation. Siemens’ electrotechnical expertise in the field of generators, and Voith’s mechanical expertise in turbines, are complementary, and we expect these combined strengths to enhance the competitiveness of this business. This investment is also accounted for under the equity method.

          Although we aim to expand primarily through internal growth, we will continue to make acquisitions and alliances where appropriate to increase market penetration, share costs or technologies and adapt to market changes. We will also continue to optimize our portfolio by dispositions where appropriate. In fiscal 2001, we entered into an agreement with TKA Aero Turbine Inc, a subsidiary of Thyssen Krupp, regarding our Winston Salem turbine blade forging operation. Under this agreement we will transfer the forging facility and related personnel into a special purpose company, Advanced Aero Components Inc, and Thyssen Krupp will take a 51% interest in this company.

          Power Generation’s principal customers are large power utilities and an increasing number of independent power producers as well as construction engineering firms and developers. Because certain areas of our business, such as power plant construction, involve working on medium or longer term projects for customers who may not require our services again in the short term, our most significant customers may vary significantly from year to year. Calpine Corporation, Dynergy Incorporated and Tractebel S.A. are among our largest customers in the United States. We also generate a portion of sales from industrial customers, who represent an important market for smaller power plants and turbines. Through the acquisition of Demag Delaval’s turbocompressor business we added additional market segments with customers in the field of oil & gas, petrochemicals and refining operations.

          Our business activities vary widely in size from comparatively small projects to turnkey contracts for new power plant construction with contract values of over half a billion euro each. The large size of some of our projects occasionally exposes us to technical performance, customer or country-related risks. In the recent past, we have experienced significant losses in connection with such risks. See “—Long-Term Contracts and Contract Losses”.

          We work with Siemens Financial Services group (SFS) to assist our customers with financing. Our sales efforts are conducted by our own dedicated sales organizations in Germany, the United States and Asia, supported by Siemens’ worldwide network of regional sales units.

          The following chart shows the geographic distribution of PG’s total sales in fiscal 2001:

PG 2001 Total Sales by Region

           We have optimized our global manufacturing network, and already achieved savings in procurement, by concentrating manufacturing mainly in North America and Europe. We have approximately 14 significant manufacturing and assembly facilities worldwide, including five in the Americas and nine in Europe. Of these, seven are located in Germany. We manufacture steam turbines principally at the Mülheim (Germany) plant, turbo generators in Charlotte (United States), 60 Hertz gas turbines in Hamilton (Canada) and 50/60 Hertz gas turbines in Berlin (Germany).

          PG’s research and development efforts are currently focused on advancing systems that combine gas, coal gasification and steam technologies, particularly for use in new power plant designs combining high efficiency and lower emissions. We are also studying ways to reduce life-cycle costs for new power plants and further boost operating efficiency and performance while reducing emissions. We have recently developed standardized and modularized coal-fired power plants especially for the Asian markets. In fiscal 2001, PG spent €262 million, or 3.1% of its total sales, on research and development, compared to €231 million, or 3.0% of total sales, in fiscal 2000.

          The worldwide aggregate sales in the power plant markets amount on average to 100 gigawatts per annum, approximately two-thirds of which comprise the markets for fossil fuel plant construction. Although the power generation industry is not itself cyclical, it is affected by trends in cyclical industries, such as fluctuations in fuel prices, that can have implications for demand for certain product types. The recent historical growth rate as measured in megawatts in the main markets for our products has been in the single digit range on average. (Source for market data: Turbo Machinery International Handbook.) We expect similar levels for the medium term, with most of this growth generated by gas turbines and combined-cycle plants. Factors contributing to worldwide demand for new plants and retrofitting services include deregulation and the need for reduced emissions and greater fuel efficiency.

          Demand for plants, which was already strong in fiscal 2000, remains high in North America and we captured a significant share of orders. In particular, we have been successful in delivering gas turbines for combined-cycle power plants needed to replace existing plants and for new plants required to satisfy growing peak energy consumption. This has led to a significant increase in our backlog. Sales in the United States amounted to 56% of our total sales in fiscal 2001. Furthermore, a growing amount of power plant retirement in industrialized countries will create an additional market in which we plan to participate. Following recent periods of slow growth, Asia and Europe already began to show signs of improvement.

          Our industry is one in which a relatively small number of companies, some with very strong positions in their domestic markets, play a key role. Our principal competitors vary by business, but primarily include General Electric, Alstom Power, and Mitsubishi Heavy Industries in most areas and ABB Utility Automation in instrumentation and control, where the market is more fragmented. Potential new competitors face formidable barriers, including high capital investments in engineering and production capacity, the high cost of research and development, developing a customer base, the need for broad systems know-how and global economies of scale. Due to these factors, we believe established companies will continue to enjoy new growth opportunities, particularly in North America and Europe where European Union requirements for cross-border tenders continue to weaken national barriers.

Power Transmission And Distribution (PTD)

          Our Power Transmission and Distribution group supplies energy utilities and large industrial power users with equipment, systems and services used to process and transmit electrical power from the source, typically a power plant, to various points along the power transmission network and to distribute power via a distribution network to the end-user. In fiscal 2001, PTD had total sales of €4.053 billion, including sales of €235 million to other Siemens business groups. External sales of €3.818 billion accounted for 4.4% of total Siemens net sales.

           At the first step of the power transmission and distribution process, power generated by a power plant is transformed to a high voltage that can be transported efficiently over long distances along overhead lines or underground cables. This step occurs at or near the site of the power plant, and requires transformation, control, transmission, switching and protection systems. At the second stage of the process, the power passes through one or more substations, which use distribution switchgear to control the amounts delivered and circuit breakers and surge arresters to protect against hazards in transmitting the power. At this stage, transformers step down the voltage to a medium level at which it can be safely distributed in populated areas. In the final stage of the process, distribution transformers step down the voltage again to a level usable by end-users and metering systems measure and record the locations and amounts of power transmitted.

          We provide our customers with turn-key transmission systems and distribution substations, discrete products and equipment for integration by our customers into larger systems, information technology systems and consulting relating to the design and construction of power transmission and distribution networks. We offer the following products and services, presented roughly in the order in which they are used in a power transmission and distribution network. Each group of products and services described corresponds to an internal division of the same name unless otherwise indicated:

•
power systems control equipment and information technology systems, including computerized power management systems used to operate power transmission networks, determine customer needs and regulate the flow of power from power plants to the distribution network (offered through our Energy Management and Information Systems division);

•
transformers including both the power transformers used at the beginning of the transmission process to step up the voltage of the power generated by power plants to a voltage that can be carried efficiently on the power network, and the distribution transformers and their components used at the end of the distribution process to step down power from high voltage to lower voltage levels for the end-user;

•
high voltage products and ready-to-use systems, in both alternating and direct current, used in the physical transmission of power from power plants to the distribution network before the voltage is stepped down for distribution in populated areas, including ready-to-operate indoor and outdoor high voltage substations and the switchgear and protection systems required to control the flow of power and prevent damage to the power transmission network;

•
protection and substation control systems including equipment and systems used at power distribution network substations, such as relays and computerized protection and control equipment (offered through our Power Automation division);

•
medium voltage equipment including circuit breakers and distribution switchgear systems and components that regulate the flow of power on the distribution network before it is stepped down to a low voltage level for the end-user; and

•	metering equipment, systems and services used in electric, gas and heat metering.

          In addition to our equipment and systems, we offer a growing range of services and integrated solutions for various stages in the power transmission and distribution process. These include: technical support and maintenance services and, to an increasing extent, outsourcing projects and operations; consulting relating to the design of power transmission and distribution networks; and information technology services and solutions to support customer management and energy trading. We also provide analytical and consulting services, as well as equipment and systems, in the “power quality” field that are designed to improve the availability and reliability of power transmitted by analyzing and reducing the causes of power fluctuations and failures. Power quality systems and services have become increasingly important with the growth in use of sensitive computerized, electronic and other equipment requiring continuous power with very little fluctuation in voltage or frequency. Our recently formed PTD Services division aims specifically at responding to our customers’ increasing demands for these services.

           For our large scale projects we work together with the Industrial Solutions and Services group to assist with construction and with Siemens Financial Services to provide financing for our customers.

          Our power transmission and distribution customers are primarily power utilities and independent power distributors. Due to deregulation in the power industry, our customer base continues to diversify from one formerly composed almost exclusively of power utilities responsible for all stages in power transmission and distribution to one that includes an increasing number of independent system operators and power distributors supplying services at different points of the power transmission and distribution network. We have increased our sales to industrial customers, providing them with equipment and systems for power networks associated with manufacturing facilities. We distribute our systems and components through our own sales force in Germany and through dedicated personnel in the regional Siemens sales units worldwide.

          We generate roughly half of our sales from projects and the remainder from sales of systems and components. Although a relatively small portion of our project business involves construction of large power networks and other projects with values of more than €10 million, most of our business is generated from smaller projects and sales of systems and components to a variety of smaller customers, and we do not currently have any customers that account for more than five percent of our total sales.

          Demand for our products and services depends on several factors, including investment in building and upgrading of power transmission and distribution networks in developing countries, demand for new power generation primarily in industrializing countries as well as demand for new products, systems and services in connection with deregulation and liberalization in the power industry. In light of these factors, future demand is likely to come to a large extent from emerging industrialized countries and regions with growing energy requirements, including China, India, Taiwan, Malaysia and Korea and South America.

          Although the power transmission industry in industrial countries is a mature business, new demand for our products, systems and services has recently arisen in the industrial world as utilities and private power companies respond to deregulation by finding ways to improve efficiency and reduce costs. Deregulation has also increased demand for more sophisticated products, such as systems used in energy “trading” among suppliers and metering products that can support the user’s new ability to choose his power supplier. In addition to responding to these new sources of demand, we continue to seek new markets for expansion and to develop innovative new products and systems to respond to ongoing price pressure in our markets.

          We traditionally generate the largest portion of our total sales in Germany and other European countries. Our most significant markets outside of Germany are the Americas and the Asia-Pacific region. The following chart shows the geographic distribution of PTD’s total sales in fiscal 2001:

PTD 2001 Total Sales by Region

          We generate a significant portion of our total sales in developing countries in South America and the Asia-Pacific region. We believe these regions represent growth markets for power transmission and distribution products and systems but our activities there can also expose us to risks associated with economic, financial and political disruptions that could result in lower demand or affect our customers’ ability to pay. Our largest projects in the developing world currently include the Three Gorges Dam project in the People’s Republic of China and the construction of converter stations for a high-voltage direct-current power line in India for the transportation of 2000 megawatts of electricity across more than 1400 kilometers under a €200 million contract, the largest single contract PTD has secured to date.

          The large size of some of our projects occasionally exposes us to technical performance, customer or country-related risks. See “—Long-Term Contract and Contract Losses”. In the recent past, we have not experienced material losses in connection with such risks.

          We recently completed several significant acquisitions. In May 2000, we acquired the Telegyr Systems Group in Switzerland and Eastern Metering Services Ltd. in the United Kingdom. A further acquisition in the metering and energy data service business was completed in February 2001, when we purchased East Midland Electricity Metering Business from Britain’s power supplier Powergen. In July 2001, PTD took over the maintenance service for the power supply systems of United Network in New Zealand. The Telegyr acquisition has strengthened our position in the field of grid management for medium performance and lower power systems, while we view the acquisitions of Eastern Metering Services, East Midland Electricity Metering Business, and network maintenance from United Networks as important steps towards increasing our services to energy suppliers.

          In fiscal 2001, we spent €111 million, or 2.7% of PTD’s total sales, on research and development, compared to €128 million, or 4.1% of total sales, in fiscal 2000. Our research efforts currently include information and communications applications to facilitate energy trading among companies in deregulated energy markets.

          Competition in our markets comes primarily from a small group of large multinational companies offering a wide variety of products, systems and services, although a few notable specialists maintain strong positions in certain niches. Globally, our most significant competitors include ABB, Alstom and Schneider, as well as General Electric, Toshiba and VA Tech. To improve our competitive position, in recent years we have located new production facilities in the Asia-Pacific region and upgraded our production facilities in South America, allowing us to work more closely with our customers, reduce costs and meet local content requirements. We have approximately 45 significant manufacturing and assembly facilities worldwide, including 12 in the Americas, 12 in Asia, and 19 in Europe. Of these, six are located in Germany.

Transportation Systems (TS)

          Siemens’ Transportation Systems group is a leader in the global rail industry, offering a full range of products and services for railway transportation. We offer our customers innovative solutions and systems in such areas as modular vehicle concepts for light rail and mainline systems, technology for driverless metros and computer-controlled electronic switches, optical sensor systems and GPS-based service and diagnostic concepts, among others. Our products and services address both the rolling stock and automation and power needs of our customers. We also combine rolling stock and automation and power product offerings in our turnkey systems business and service and maintenance activities in our integrated services unit. In fiscal 2001, TS had total sales of €4.021 billion, including sales of €21 million to other Siemens business groups. External sales of €4.000 billion accounted for 4.6% of total Siemens net sales.

          Our rolling stock operations were our largest in terms of sales in fiscal 2001. We develop, manufacture and sell a full range of rolling stock in four product-focused divisions:

•	Heavy rail products include subway and suburban rapid transit trains, subway cars and running gear, as well as their subsystems and components.

•
Locomotive products include electric and European standard diesel-electrical locomotives for passenger or freight rail. Together with our U.S. partner EMD, a subsidiary of General Motors, we also design and manufacture the electrical traction equipment for American standard diesel-electric locomotives that are distributed by EMD in North America, Australia, India and South Africa. In addition to our manufacturing operations, we also refurbish and maintain locomotives and locomotive pools and provide locomotive leasing services tailored to meet the requirements of deregulated local rail operators. In fiscal 2001, we established Siemens Dispolok GmbH, a subsidiary based in Munich, to manage our locomotive leasing-rental pool and to allow us to respond more quickly to demand in this growth area of the railway industry.

•	Light rail products include streetcars, light rail vehicles and their components.

•
Trains products comprise rail vehicles with traction equipment integrated into the running gear and distributed over the entire train, including high speed trains, tilting trains, regional and rapid transit units and passenger coaches, as well as subsystems and components.

          Our automation and power operations were our second largest business by sales in fiscal 2001. In this business, we conduct our operations in two divisions:

•
Rail automation.    In fiscal 2001, we consolidated our Automation Railways and Automation Mass Transit divisions into a new division, Rail Automation, to better reflect our transformation from a signaling equipment supplier to a provider of rail automation systems for all modes of rail-bound transportation.

For passenger and freight railway operations we develop, manufacture and sell central control systems, signaling systems and equipment, interlockings and automated train control systems that regulate a train’s speed through automatic application of its brakes when it exceeds speed limits or fails to respond to a signal. We sell entire systems and networks, as well as individual products for integration into existing signaling systems.

For mass transit (including heavy and light rail), we develop, manufacture and sell operation control centers for the operation of signals and switches in rail yards and between destinations, and signaling and vehicle control systems (including automated, driverless systems). We recently combined all of TS’s telematic-related businesses, including fare management systems and passenger information systems, into a single independent subdivision, Public Transport Telematics, of our Swiss subsidiary, Siemens Transit Telematic Systems AG.

•	Electrification. For high speed, main line and mass transit, we supply products and systems for contact line and rail power supply.

          Our turnkey systems operations are our smallest in terms of sales. Here we cooperate closely with the other TS businesses, integrating their products and services to offer turn-key projects from a single source. We aim to optimize the design and construction of entire railway systems, ensuring high quality and reducing life-cycle costs. We also assist our customers with arranging financing in cooperation with Siemens Financial Services. Current projects include the transrapid project in Shanghai, China, an electromagnetically elevated and propelled high-speed train; the new Dutch high speed link Zuid between Amsterdam and the Belgian border; a fully automatic metro line for the city of Toulouse, France; and a turnkey light rail system in Houston, Texas.

          With our integrated services unit we are placing an increasing emphasis on our service and maintenance activities. We provide corrective and preventative maintenance services, replacement and spare parts for our own products and for products manufactured by others. We also provide training, documentation and consulting services relating to a wide variety of customer needs, with a particular focus on extending the life-cycle of our customers’ investments in their rail products and systems.

          Our primary customers are transport authorities and national and private rail companies worldwide. Deutsche Bahn AG is a significant customer of TS. We distribute our products through our own sales force in Germany and through dedicated personnel in the local Siemens companies worldwide. The following chart shows the geographic distribution of TS’s total sales in fiscal 2001:

TS 2001 Total Sales by Region

          Germany and Europe have traditionally been our most important markets. We believe the most important growth markets are in the Americas and the Asia-Pacific region. Demand in the German market for railway transportation products has declined modestly in recent years, and we expect that trend to continue for the foreseeable future.

          We have approximately 15 significant manufacturing, assembly and testing locations worldwide, including ten in Europe, of which five are located in Germany. In fiscal 2001, we completed the consolidation of our production of streetcars and locomotives, historically performed at two sites in Germany, at one location.

          In fiscal 2001, TS spent €138 million, or 3.4% of our total sales, on research and development, compared to €131 million, or 3.5% of total sales, in fiscal 2000.

          The world markets for products and services in the railway transportation industry are in flux. Despite the continuing trend toward privatizing state-owned railways and liberalization of the railways markets, national authorities continue to have influence in areas such as security and deregulation, or as general watchdog authorities over transport or railway facilities. In many countries, governments impose local content requirements, the fulfillment of which is often a basic precondition for market entry. The number of rail operators is increasing, and both new and traditional operators are focusing not only on quality but also price and low life cycle costs that drive their own profitability. Budget pressures faced by many state operators further increase price pressure and require increasingly innovative financing solutions. There is a growing trend towards the outsourcing of servicing and maintenance of systems and equipment.

          To address the demands of these new markets, we are continuing a comprehensive strategic initiative. Key goals of this program are:

•
for automation and power, to capitalize on and expand our existing international presence, experience and technological leadership to become a global supplier of products and systems platforms, particularly in the areas of traffic automation solutions and traffic telematics;

•
for rolling stock, to focus on innovation in design and engineering, as exemplified by our planned development of a new generation of high-speed trains in strategic cooperation with Alstom; and to enter new markets, in part through expanding our partnerships world-wide, tailored case-by-case to meet both project needs and local-content requirements;

•
for integrated services, to expand through strategic alliances in service enterprises; to emphasize our “System plus Service” segment, which offers a complete package of new products plus service and maintenance; and to improve our market penetration through e-business.

          We have also participated in industry consolidation and rationalized our product portfolio. In fiscal 2001, we sold our U.K. subsidiary Railcare Ltd., which provides service and maintenance for railcars, to Alstom as non-strategic to our interests in the United Kingdom. We also increased our holding in Transrapid International GmbH & Co. KG, a marketing and sales company for transrapid projects, to 50% in order to strengthen our position in the market for magnetic levitation technology. The remaining 50% of Transrapid International is now held by Thyssen Transrapid System GmbH.

          TS’s current priority is to improve our profitability. After experiencing losses in fiscal 1998, we brought in a new management team and launched a comprehensive restructuring and realignment program called the TS Initiative. As a result, we managed to improve our cost position and returned to modest profitability in fiscal 2000. To build on this successful turnaround and to improve our competitive position as well, in fiscal 2001 we broadened the TS Initiative to include improving sales, promoting innovation and e-business and optimizing our product portfolio. See also Item 5: “Operating and Financial Review and Prospects—Operations —Transportation”.

          The large size of the projects performed by our TS businesses occasionally exposes us to technical performance, customer or country-related risks. In the recent past, we have experienced losses in connection with such risks. See “—Long-Term Contracts and Contract Losses”. In this context, we have continued to improve our project controlling and risk and claims management system. We are also exploring possibilities for cooperation with other companies in our industry as a means of reducing development costs, meeting local content requirements, improving market access, reduction of risks and meeting customer requests.

          On a global scale, we compete in our industry segment with a relatively small number of large companies and with numerous small to medium sized competitors who are either active on a regional level or specialize in a narrow product spectrum. In general, the sector is consolidating through the acquisition of smaller suppliers by the larger companies. Most recently, Bombardier completed its acquisition of ADtranz’s railcar-related business, and ADtranz sold its rail electrification and traction power supply business to Balfour Beatty Rail. Our principal competitors are now Alstom and Bombardier.

Siemens VDO Automotive (SV)

          Siemens VDO Automotive (SV) is the result of the merger in April 2001 of the former Siemens Automotive with Mannesmann VDO AG. Siemens VDO Automotive (SV) designs, manufactures and sells integrated electrical, electronic and electromechanical systems and modules and individual components used in automotive applications. Our product range includes components and systems used in automobile powertrains, body electronic systems, safety and chassis systems, electric motor drives, information and cockpit systems, and driver information, communication and multimedia systems. In fiscal 2001, we had total sales of €5.702 billion, including sales of €8 million to other Siemens business groups. External sales of €5.694 billion accounted for almost 6.5% of total Siemens net sales.

          As part of Siemens’ acquisition of Mannesmann’s technology group, Mannesmann Atecs AG, in April 2001, Siemens acquired the business of Mannesmann VDO AG, which had 43 production sites and 68 marketing locations worldwide. In April 2001, Mannesmann VDO AG was merged with Siemens Automotive and renamed Siemens VDO Automotive AG (SV). Excluding the business of the former Mannesmann VDO, in fiscal 2001 SV had total sales of €4.016 billion, including sales of €8 million to other Siemens business groups.

          Integrating Mannesmann VDO into our group to make a new, effective whole was our highest immediate priority in the second half of fiscal 2001. Following the merger, we established a new divisional structure for SV. We now offer our systems and products in the following five divisions:

•
Powertrain, including components, modules and systems for use in diesel and gasoline fuel injection handling, diesel hydraulic, drivetrain transmission management and air intake systems, as well as engine actuators and emissions controls and sensors;

•
Safety & Chassis, including active and passive safety electronic systems, such as crash and occupant sensors for controlling airbags and seatbelts; chassis electronics used in steering and braking; tank systems for fuel handling including fuel pumps, supply units and level sensors; electric motor drives for use in antilock brakes, heating, ventilation and engine cooling systems and power windows and sunroofs; and drive systems for electric and hybrid vehicles;

•	Carbody, including access control and security systems with electric door and seat controls, electric and electronic distribution systems, intelligent switching units and climate control units;

•
Information & Cockpit, including complete cockpit systems, driver’s workplace systems in commercial vehicles, instrument clusters, tachographs, human machine interface displays, and head up displays for passenger and commercial vehicles; and

•	Communications & Multimedia, including car audio, navigation and telematics and complex multimedia systems.

          In addition, through our Trading and Aftermarket business unit, we offer spare parts and accessories for passenger and commercial vehicles, fleet management systems and car audio, navigation, and telematic hardware and software products.

          Some of our recent product innovations and developments include:

•	the common-rail injection systems with piezo-electronic actuators, resulting in quieter and lower-emission diesel engines;

•	a variable valve control that significantly reduces emissions and fuel consumption while increasing engine performance;

•	integrated powertrain management, allowing significant savings in fuel consumption;

•	active noise control for engines, offering improved acoustic comfort;

•	a color head up display that projects information about driving conditions and navigation instructions onto the windshield;

•	our “Tire Guard” monitoring system that warns the driver in the event of gradual loss of tire pressure;

•	an injection-molded diesel tank that is easy to install and environmentally friendly;

•	an optical passenger detection device that makes airbags more intelligent and offers greater protection to passengers;

•	electronic brake and steering systems that replace hydraulic components, reducing vehicle weight, fuel consumption and use of toxic materials; and

•	a three-dimensional vehicle navigation system to be integrated into a modular Java-based software architecture.

          In addition to developing these and other new technologies, we will also focus on the design and manufacture of systems and modules, which offer good profit margins and better opportunities for maintaining customer relationships than individual components.

          Most of our customers are large automobile manufacturers. We also sell components to suppliers of completed automotive systems and modules. Our car manufacturer customers frequently contract for a supplier to provide a system or set of components for the production run of a particular car model or engine line. In fiscal 2001, four of the world’s five largest automobile manufacturers together accounted for more than three quarters of our total sales.

          Base materials and components account for about half of the total cost of our products. For semiconductors, other electronic components and some other base materials and components we rely on a few suppliers to meet most of our needs. Our significant suppliers include Infineon, Motorola STM and Philips for semiconductors, Tyco for wire housings and connectors and APM for drives.

          We have our own independent sales force, which is active worldwide. We generate most of our sales in Europe and the United States, with an increasing share in Asia-Pacific. The Japanese market is still served mostly by local and in-house suppliers.

           The following chart shows the geographic distribution of SV’s total sales in fiscal 2001:

SV 2001 Total Sales by Region

          We have approximately 50 significant manufacturing and assembly facilities, including 17 in the Americas and 23 in Europe. Of these, eight are located in Germany.

          In fiscal 2001, we spent €533 million, or 9.3% of SV’s total sales, on research and development, compared to €345 million, or 9.0% of total sales, in fiscal 2000. Excluding amounts attributable to the former business of Mannesmann VDO, in fiscal 2001 we spent €398 million, or 10% of SV’s total sales, on research and development. To secure competitiveness in markets with ongoing price pressure, we must continue to make productivity gains and develop innovative products. Investment in new technologies has also grown in importance due to the increasing use of electronics in automobiles, and as more manufacturers offer former options such as theft protection and safety devices as standard features in an effort to increase margins. Additionally, environmental concerns have led to the development of direct injection and other new engine technologies offering improved efficiency, as well as fuel cells and other possible alternatives to the internal combustion engine. In addition to continuing to invest in research and development, we must also continue to attract skilled engineers and other technically proficient employees to remain technologically competitive.

          In July 2001, we sold our Volkswagen-related wire harness business, consisting of the design, engineering and manufacture of automotive electrical distribution systems, to Aloca Fujikura Ltd. USA. In September 2001, we contributed our non-Volkswagen-related wire harness operations to three newly formed joint ventures with Yazaki Corporation of Japan. In fiscal 2001, we continued to develop completed cockpit modules through our joint venture with Sommer Allibert.

          Automobile manufacturers and their suppliers have been through a period of significant change and consolidation. Opportunities and competition for independent suppliers have increased as car manufacturers have spun off or exposed their former in-house suppliers to increased competition, as, for example, General Motors with its former in-house supplier Delphi and Ford with Visteon. On the other hand, manufacturers, in an effort to achieve cost efficiencies and ease of production, are using more pre-assembled systems and modules instead of individual components. Systems and modules integrate all of the components needed for the cockpit, safety system or another aspect of an automobile. These systems and modules are assembled near or at the customer’s production site on a “just-in-time”, “just-in-sequence” delivery basis for assembly directly onto the chassis without significant further modification, occasionally using the customer’s production machinery.

          The trend toward greater use of modules and systems has increased pressure on suppliers of individual components and smaller companies to combine or form alliances, resulting especially in growing convergence of electronics and mechanical component suppliers and making the industry more capital intensive. Recent examples of this consolidation among our competitors include business combinations involving Mannesmann Sachs and ZF Friedrichshafen in powertrains and chassis, Continental, Teves and Temic in brake systems, Autoliv, Morton, TRW and Magna in safety systems, Johnson Controls and Sagem in electronics, and Faurecia and Sommer Allibert in cockpit modules.

          In fiscal 2001, after a period of growth in recent years, demand in the automobile industry weakened significantly, and automobile production levels declined. This was particularly true in North America and to a lesser extent in Spain, France, the United Kingdom and Italy. In Germany, due to a strong increase in export sales, German automakers were generally able to maintain production levels from the previous year, despite declining domestic demand. However, many automobile manufacturers have extracted price and other concessions from their suppliers, including SV, and some of our automobile manufacturer customers have canceled or postponed new development projects with us. Margins at SV and other automotive electronic suppliers have come under increasing pressure as electronic component prices and allocation costs have risen, largely as a result of the falling value of the euro in relation to the currencies of many countries in which we buy components.

          In response to these difficult market conditions, in fiscal 2001 we implemented a restructuring program to cut costs, increase productivity, optimize our product and project portfolio, and reduce inventory, personnel and the number of production and assembly facilities. In fiscal 2001, we eliminated approximately 1,000 positions, and we plan to eliminate an additional 3,000 positions in fiscal 2002 and an additional 1,000 positions in fiscal 2003. Where technologically and economically feasible, we are shifting production facilities to lower labor cost countries in Southeast Asia, South America and Eastern Europe to reduce the cost of our products and to be closer to our customers. In addition, because only a relatively small percentage of our pre-merger operations overlapped with those of Mannesmann VDO AG, we expect to realize operational synergies as a result of our April 2001 merger. The merger has already strengthened our market position as a first-tier supplier to automobile manufacturers in North America, South America, Southeast Asia, China and Japan.

          Our most significant competitors are generalists with a broad product range, systems integration capabilities and a global presence. These include Toyota’s Denso and the independent and former in-house suppliers Bosch, Visteon and Delphi, all of which even after our merger with Mannesmann VDO AG are significantly larger than we are.

Medical Solutions (Med)

          Our Medical Solutions group is engaged in the development, manufacture and sale of diagnostic and therapeutic systems and devices as well as information technology systems for clinical and administrative purposes. We provide technical maintenance, professional and consulting services. We also work with Siemens Financial Services which offers financing and related services to our customers. We are one of the leading companies in our field. In fiscal 2001, we had total sales of €7.219 billion, including sales of €20 million to other Siemens business groups. External sales of €7.199 billion accounted for 8.3% of total Siemens net sales.

Our offerings include:

•
Medical imaging systems, representing a full range of systems including x-ray, computed tomography, magnetic resonance, nuclear medicine and ultrasound, as well as related computer-based workstations where the health care professional can retrieve and process relevant information. Our imaging systems are used to generate, in various modalities and without surgery, morphological and functional images of and related information on the human body, such as internal organs. This information is used both for diagnostic purposes and in preparation for potential treatment, including interventional and minimal-invasive procedures.

•
Information technology systems, including picture archiving and communications systems (PACS) and systems for clinical and administrative purposes. Our information technology systems are used to facilitate digital storage, retrieval and transmission of medical images and other clinical and administrative information, enabling an efficient workflow in healthcare environments. Our offerings include web-based products using the Internet as the communication medium.

•
Electromedical systems, including patient monitoring systems, life support systems and electrophysiological measuring systems. These systems are primarily used in critical care situations and during surgery for the purpose of monitoring vital functions via body sensors, supporting breathing and administering anesthetic agents.

•	Oncology care systems, including linear accelerators, which are used for cancer treatment.

•	Hearing aids and related products and supplies.

          Our medical imaging operations are the largest part of our business, representing about 62% of total sales in fiscal 2001.

          Worldwide demand for the products and services we offer is expected to continue to grow due to a variety of factors, including the growing population of older people, the trend toward early diagnosis and the improvement of health care delivery in developing countries.

          In addition, efforts in many industrialized countries to contain healthcare costs have led to the need for improved efficiency in diagnostic and therapeutic processes. As an example, making patient information available to every caregiver who needs it is a prerequisite of efficiency, and is fueling demand for integrated information technology systems, including electronic patient records, as well as related professional consulting and implementation services.

          Our customers are healthcare providers such as hospital groups and individual hospitals, group and individual medical practices and outpatient clinics. Our products are sold and serviced primarily through our own dedicated personnel. A small portion of our sales involve delivery of certain of our products and components to competitors on an original equipment manufacturing basis.

          With more than 91% of our sales coming from outside of Germany, we have a strong worldwide presence, including in the United States where we generated 52% of our total sales in fiscal 2001. The following chart shows the geographic distribution of Med’s total sales in fiscal 2001:

Med 2001 Total Sales by Region

          Our worldwide business is reflected in our regional organization. The headquarters for our oncology care systems business and, in the medical imaging field, our ultrasound and nuclear medicine product groups, as well as our health services division, are located in the United States. Our electromedical systems business is based in Sweden. The other product groups are headquartered in Germany. We have approximately 18 significant manufacturing and assembly facilities worldwide, including seven in North America and eight in Europe. Of these, five are located in Germany.

          We have research and development and original equipment manufacturing cooperations with various companies, including with Bruker and Toshiba in the field of magnetic resonance imaging products, Marconi in computed tomography systems and Matsushita for low and mid range ultrasound systems. We also have joint ventures with Oxford Instruments for the development and manufacturer of magnets for magnetic resonance imaging, and with Philips and Thomson for the manufacture of flat panel detectors for medical imaging.

          Research and development plays an important role in our business. We maintain research and development centers at production sites in Germany, the United States and Sweden. In fiscal 2001, we spent €603 million, or 8.4% of Med’s total sales on research and development, compared to €424 million, or 8.6% of total sales, in fiscal 2000. Approximately one-third of our research and development expenditure is typically spent on x-ray, computed tomography and magnetic resonance imaging technologies. Over the last five years we have consistently spent at least 8% of total sales on the development of new products and services and the improvement of our existing offerings.

          Our goal is to become the preferred partner for healthcare providers around the world by supporting their efforts in optimizing diagnostic and therapeutic processes. Our strategy is to leverage our knowledge and innovative products in medical engineering and information technology with our experience in process improvement and consulting to provide comprehensive customer solutions. In July 2000, we acquired Shared Medical Systems (SMS) of the United States, one of the world’s two largest suppliers of services and IT systems for the healthcare industry, with more than 5,000 customers in 20 countries and reported 1999 revenues of $1.217 billion. SMS’s regional strength and synergy with our existing offerings is expected greatly to strengthen our business, particularly in the area of information technology. SMS has become the core of our health services division. In November 2000, we acquired Acuson of Mountainview, California, one of the world’s leading manufacturers and service providers of diagnostic medical ultrasound systems for generating, displaying, archiving and retrieving ultrasound images, with reported 1999 revenues of $475.9 million. By integrating Acuson into our ultrasound division, we have created one of the world’s largest ultrasound companies, based on total sales.

          Our principal competitors in medical imaging are General Electric, Hitachi, Marconi, Philips and Toshiba. Other competitors include Draeger, Instrumentarium, McKesson HBOC, Resound, Starkey, Tyco and Varian Medical Systems.

Lighting (Osram)

          Our Lighting group, Osram, offers a full spectrum of lighting products for a variety of applications. In fiscal 2001, Osram had total sales of €4.522 billion, including sales of €322 million to other Siemens business groups. External sales of €4.200 billion accounted for 4.8% of total Siemens net sales.

          Osram designs, manufactures and sells the following types of lighting products and related materials, components and equipment:

•	General lighting: incandescent, halogen, compact fluorescent, fluorescent and high intensity discharge lamps for household and commercial applications, and public buildings, spaces and streets;

•
Automotive lighting:    halogen, xenon and neon discharge and incandescent lamps for use in motor vehicle headlights, brakelights, turn signals and instrument panels, and, through a fifty/fifty joint venture with Valeo, completed head- and tail-light assemblies for distribution in North America;

•
Photo-optic lighting:    special purpose halogen and high-intensity discharge lamps for lighting airport runways, film studios, microchip manufacturing plants, video and overhead projectors and medical and other applications requiring very intense lighting;

•
Opto-semiconductors:    light emitting diodes, or LEDs, and other semiconductor devices that generate visible light and ultraviolet and infrared radiation for use in interior and exterior automotive lighting and other applications, electronic equipment displays, traffic and signal lighting, signs and decorative lighting and infrared transmitters and sensors for industrial and consumer electronics. In August 2001, we acquired Infineon’s interest in a former joint venture for the development, production, marketing and sales of opto-semiconductors, making it a wholly-owned subsidiary;

•
Ballasts and luminaires:    electronic ballasts for optimized operation of compact fluorescent, fluorescent, high-intensity discharge and low-voltage halogen lamps, as well as consumer fixtures and, increasingly, control systems for dimming lamps; and

•
Precision materials and components:    glass for bulbs, phosphor powders for fluorescent lamps, computer monitors and television screens, tungsten and other metals for filaments in incandescent lamps and heavy duty tools and electronic components and materials for lamps and applications in the automotive industry, as well as equipment used in the production of lighting products.

           The market for general lighting products is typically stable because of the large investments consumers, businesses and municipalities have in lighting fixtures. We market our products worldwide and have manufacturing locations throughout North and South America, Western and Eastern Europe and Asia, allowing us to stay close to our major customer regions and keep shipping charges low to maximize the profitability of our lower margin products. We produce most of our own key precision materials and components to ensure that we have access to raw materials in the necessary amounts, prices and levels of quality. We also sell some of the materials and equipment we manufacture to third parties. We have approximately 54 significant manufacturing and assembly facilities worldwide, including 26 in the Americas and 20 in Europe. Of these, 13 are located in Germany.

          We focus on innovative products, especially in our automotive and photo-optic divisions, to sustain and improve our level of profitability. Although incandescent lighting continues to be widely used in general lighting, compact fluorescent, high intensity discharge and other newer technologies have been growing more rapidly because they save energy and are longer-lasting. Newer technologies also offer additional features and smaller lamp sizes. In our consumer luminaires business in selected markets we offer models that demonstrate applications of some of these newer technologies. Opto-semiconductors is introducing new applications for LED products as it becomes possible to achieve greater brightness and more colors. General lighting typically accounts for approximately half of Osram’s total sales. In the coming years we expect electronics to become increasingly important across all areas of the lighting industry and that electronic ballasts, electronically-driven lighting systems and opto-semiconductors will account for an increasing portion of Osram’s sales.

          In fiscal 2001, we spent €217 million, or 4.8% of Osram’s total sales, on research and development, compared to €201 million, or 4.6% of total sales, in fiscal 2000. We devote a significant portion of our research and development efforts to enhancing the performance and reducing the environmental impact of our products and processes. In the area of opto-semiconductors, we are developing organic light emitting diodes and are establishing a production facility in Malaysia. Organic light emitting diodes are considered a key innovation in the production of clearly legible small displays with low power consumption and minimum weight. In April 2001, our subsidiary Osram Opto Semiconductors and Cambridge Display Technology, a U.K. company, entered into a patent cross-license agreement in the field of light-emitting polymer display technology.

          Our customers include wholesalers, retailers and manufacturers of lighting fixtures, lamp components and automotive systems. We distribute our products through Osram’s own network of subsidiaries, sales offices and local independent agents in approximately 140 countries. The Internet is also being established as a sales channel. Osram has implemented business-to-business extranet functionalities in the United States and “myOSRAM.com”, a web-based sales and information portal for registered business customers in Germany and Austria.

          In recent years, the world market for lighting products has grown at moderate rates, with relatively higher growth in Southeast Asia, China and Eastern Europe. In fiscal 2001, Osram generated approximately 89% of its total sales outside of Germany, with most of its sales in Europe and North and South America. In North America we market most of our lighting products under the brand name Sylvania, the North American business operations of which we acquired in 1993. We currently aim to expand our sales in Eastern Europe and Asia. The following chart shows the geographic distribution of Osram’s total sales in fiscal 2001:

Osram 2001 Total Sales by Region

           As a result of acquisitions and consolidations over the last decade, General Electric, Philips and Osram together hold almost two-thirds of the world market. Osram is the second largest lighting manufacturer worldwide behind Philips, and the largest in Germany. Osram also has the second largest market share in North America, where General Electric is the leading manufacturer. General Electric is also the leading incandescent lighting manufacturer worldwide. Through two joint ventures with Mitsubishi, we are the largest foreign manufacturer of lighting products in Japan, where Toshiba and Matsushita also hold strong market positions. Osram’s market position in Japan was reinforced by a joint venture between Osram-Melco Ltd., which is one of our joint ventures with Mitsubishi, and Toshiba Lighting and Technology Corp. for the development and manufacture of special purpose lamps, which began operations on October 1, 2000.

          Price competition is intense in some areas of both the traditional and innovative lighting product markets, due to competition among Philips, Osram and General Electric as well as to increasing competition from new entrants, including a growing number of Chinese manufacturers. Price competition is also increasing in the more advanced halogen and compact fluorescent lamp types due to an increasing presence of Chinese manufacturers in these areas. To counteract price pressures and to improve our competitiveness for mass market lighting products, we manufacture some of our lower priced product lines in low labor cost countries. We perform back-end finishing operations for our LED products in Malaysia. As part of our ongoing efforts to reduce labor costs, we have established manufacturing operations in facilities in China, India, Indonesia, Mexico and Slovakia. In fiscal 2001, we closed our plant in the United Kingdom and shifted production to China and Slovakia. In September 2000, we acquired Czech manufacturer Hydrometalurgicke Zavody, now called Osram Bruntál, which specializes in the production of tungsten and is expected to take on the production of fine wire and filaments for incandescent lamps beginning in fiscal 2002. Quality, efficiency and innovation are very important factors in the newer and more specialized product areas, and we are actively promoting more advanced lamp types as alternatives to traditional products for general use.

          The manufacture of many lighting products requires mercury, lead and other hazardous materials, as well as thorium and other radioactive materials. We have not experienced any significant liability in the past as a result of our use of these materials, and we are continuing to work to reduce their use in our products.

Infineon Technologies AG

          Infineon has been a publicly traded company since March 2000. Infineon designs, develops, manufactures and markets a broad range of semiconductors and complete system solutions. In fiscal 2001, Infineon had total sales of €5.671 billion, including sales of €927 million to other Siemens business groups. External sales of €4.744 billion accounted for 5.5% of Siemens consolidated net sales. In fiscal 2001, Infineon’s American Depositary Shares traded on the New York Stock Exchange between a high of $48.75 and a low of $11.07.

          As a result of the series of transactions described below, we reduced our ownership interest in Infineon from approximately 71% at the beginning of fiscal 2001 to 47.1% at December 31, 2001.

          In April 2001, we irrevocably transferred approximately 93.83 million Infineon shares into our domestic pension trust. As a result of this transfer, we reduced our ownership interest in Infineon by approximately 15% of Infineon’s then outstanding share capital. In July 2001, Infineon successfully completed a capital increase by way of a public offering of its shares. We did not sell any of our Infineon shares in the offering. In addition, Infineon further increased its capital by issuing shares in connection with acquisitions. Our holding in Infineon was diluted by approximately 5.6% as a result of the combination of these Infineon capital increases. Finally, following Infineon’s announcement of its fiscal 2001 results in November of 2001, we also sold 23.1 million shares in open market transactions, further reducing our ownership interest to its December 31, 2001 level of 47.1%. When relevant ownership thresholds are crossed, these open market transactions are reported under the regulations of the German Federal Supervisory Authority for Securities Trading (Bundesaufsichtsamt für den Wertpapierhandel).

          On December 5, 2001, we transferred 200 million Infineon shares or approximately 28.9% of Infineon’s share capital to an irrevocable, non-voting trust under a trust agreement. The trustee is not related to us or any of our affiliates. Under the terms of the trust agreement, the shares transferred to the trust may not be voted, as we have irrevocably relinquished our voting rights in those shares and the trustee is not permitted to vote the shares it holds in trust. We continue to be entitled to all the benefits of economic ownership of the shares held by the trustee. See “Additional Information—Material Contracts”.

          The transfer on December 5, 2001 reduced our voting interest in Infineon by an amount corresponding to the number of shares transferred. Accordingly, while our ownership interest at December 31, 2001 is 47.1%, our voting interest is 18.2%. Such voting interest, when combined with the voting interest in Infineon shares of 13.2% held by our domestic pension trust, represented a combined voting interest of 31.4% at December 31, 2001. The 13.2% interest held by this pension trust represented a decline from its April 2001 level resulting primarily from the dilution caused by the Infineon capital increases described above. Since shareholders of Infineon other than Siemens and the pension trust own 39.7% of Infineon’s share capital, they control a majority of the shares that may be voted at any Infineon shareholders’ meeting. The effect of the transfer of Infineon shares into the non-voting trust is that shareholders in Infineon other than Siemens and the pension trust have a disproportionate voting interest.

          From December 5, 2001, we no longer have had a majority voting interest in Infineon and will no longer include the assets and liabilities and results of operations of Infineon in our consolidated financial statements. Instead, we will account for our ownership interest in Infineon using the equity method. See Note 31 to the consolidated financial statements.

          We intend to divest our remaining interest in Infineon in an orderly fashion from time to time as market conditions permit.

          Infineon’s product portfolio consists of both memory and logic products and includes digital, mixed-signal and analog integrated circuits, or ICs, as well as discrete semiconductor products and systems solutions. Infineon’s business activities are primarily organized into the following five major categories:

•
The Wireless Communications division designs, develops, manufactures and markets semiconductors and complete systems solutions for a range of wireless applications, including cellular telephone systems, short range wireless systems such as cordless telephone systems and Bluetooth radios and devices used in connection with global positioning systems. The principal products in the wireless communications market include standard and customized radio-frequency products and baseband ICs.

•
The Wireline Communications division designs, develops, manufactures and markets semiconductors and fiber optic components for the communications access, wide area network, metropolitan area network and local area network sectors of the wireline communications market. The division specializes in ICs for wireline data and telecommunications, for computer peripheral applications and for emerging networked multimedia applications.

•
The Automotive & Industrial division designs, develops, manufactures and markets semiconductors and complete systems solutions for use in automotive applications such as power train management, safety and vehicle dynamics, driver information and in-car entertainment and body and convenience systems and in industrial applications such as power modules, discrete semiconductors and controllers.

•
The Memory Products division designs, develops, manufactures and markets semiconductor memory products with various packaging and configuration options and performance characteristics for use in standards and embedded memory applications. The most common uses of memory products are in personal and notebook computers. Other applications include workstations, servers, communications devices, computer peripherals, consumer products and graphics applications.

•
The Security & Chip Card ICs division designs, develops, manufactures and markets security controllers, security memories and other semiconductors and systems solutions for use in applications requiring special hardware security features.

          In August 2001, Infineon sold its interest in a joint venture with Osram for the production of opto-semiconductors to Osram.

           Within these categories, Infineon produces a broad range of both logic and memory products grouped according to their differences in signal processing technologies and levels of customization and circuit integration. Infineon’s products include semiconductors based on digital and analog signal processing technologies, as well as products that can process both analog and digital signals on a single chip. Analog semiconductors perform their functions by collecting, monitoring, conditioning or transforming analog signals, which are real world phenomena such as temperature, sound, light or pressure that vary over a continuous range of values. Digital semiconductors, on the other hand, operate by collecting, storing or manipulating digital signals, which are created by switching electrical current on or off. Within its range of digital semiconductors, Infineon designs and produces both data storage, or memory, products, and data processing, or logic, products. Infineon’s memory and logic products include not only standardized products designed for specific applications, but also standardized commodity components suitable for a variety of applications, fully customized devices and semi-customized devices.

          Some of Infineon’s significant recent product developments include new generations of memory products, including some fabricated on 300 mm silicon wafers, the TriCore™ microcontroller, which integrates a microprocessor and digital signal processor and the FingerTIP™ sensor, which can register and identify fingerprints for security and personal identification purposes in a variety of applications. Other major innovations include the introduction of the first dual mode UMTS/GSM single baseband chip and the first complete Bluetooth system.

          Infineon manufactures its products in the 23 manufacturing facilities that it owns or leases around the world, including a joint venture for the production of memory products. In March 2001, Infineon invested in a second joint venture to construct and subsequently operate a 300-millimeter wafer fabrication foundry facility in Singapore. In addition, Infineon expects to begin volume production at its new 300-millimeter wafer facility in Dresden in early 2002.

          Remaining competitive in the semiconductor industry requires significant investments in research and development. In fiscal 2001, Infineon spent €1.189 billion, or 21.0% of Infineon’s total sales, on research and development, compared to €1.025 billion, or 14.1% of Infineon’s total sales in fiscal 2000. Infineon’s research and development expenditures in recent years have focused extensively on measures to increase its competitiveness in third-generation mobile communication (UMTS), 10- to 40-gigabit optical networks and other developing technologies. Infineon has also continued to develop process technologies for producing semiconductors and its portfolio of universally applicable processor modules.

          As part of its research and development program, Infineon operates research and development centers independently and in cooperation with partners in the semiconductors industry in Europe, the United States, the Asia-Pacific region and Israel.

          Infineon’s customers vary by product area. Its significant customers include customers involved in a variety of industrial applications and manufacturers of the following products: wireless and wired network telecommunications equipment, automobiles and automobile components, personal, laptop and network computers and servers and memory product modules. The Siemens group (counted together as a single customer) was the only customer that accounted for more than 5% of Infineon’s total net sales in fiscal 2001.

          Infineon’s customers are located principally in Germany and Europe, with significant yet smaller concentrations of customers in the United States and the Asia-Pacific region. In fiscal 2001, Infineon made total sales of €1.745 billion in Germany, €1.260 billion in the rest of Europe, €1.261 billion in the United States, €1.308 billion in the Asia-Pacific region and €95 million in the rest of the world. Infineon serves its customers through distribution centers throughout the world. In fiscal 2001, Infineon distributed most of its net sales through its own global network of independent distributors and a small amount through the use of Siemens’ sales facilities.

           The ability to deliver high volumes of products quickly to customers on short notice is a defining characteristic of several of Infineon’s businesses. To improve its product delivery abilities, Infineon uses a logistics action plan that relies on increased communications efforts with marketing and sales personnel to improve order forecasting reliability, Internet ordering and direct links to major customers to decrease delivery lead times, and distribution hubs in Frankfurt, San Francisco and Singapore to bring it closer to its major customers.

          Prices in the global market for memory semiconductors, one of Infineon’s most significant product groups, have historically been cyclical in nature, with steep price declines followed by periods of relative price stability, driven by changes in industry capacity at different stages of the business cycle. Demand in this market has increased substantially in recent years, from 13 million megabits in 1995 to 252 million megabits in 2000. At the same time, average selling prices for DRAM products have generally declined. The rate of this decline slowed in fiscal 1999, with prices falling by 21%, and reversed itself in fiscal 2000, with prices rising by 11%, as a result of short-term capacity constraints in the semiconductor industry. In fiscal 2001, however, average selling prices resumed their decline, falling by 55%. Because the decline in average selling prices has outstripped the growth in demand, the value of the global market for memory semiconductors has fallen in recent years, from approximately $41 billion in 1995 to approximately $21 billion in 2000, with further declines expected in 2001.

          The substantial price decline in DRAM products in fiscal 2001 has resulted in a substantial reduction of our revenues from this business. In response to the weakening conditions in the memory products market, Infineon has launched management initiatives designed to focus expansion on the non-memory segments of its business, improve manufacturing efficiency, convert to smaller die sizes for existing products, and shift its product mix toward higher density products. To counter higher inventory levels, Infineon has sold certain products at prices below their inventory value. Infineon has also implemented a cost-saving and restructuring program. See Item 5: “Operating and Financial Review and Prospects—Operations—Infineon.” We cannot predict when prices in the DRAM products market will stabilize, however, or how long the current market cycle will last.

          The markets for many of Infineon’s products are intensely competitive. This business area faces competition from a variety of companies, including other broadly based major international semiconductor manufacturers as well as smaller niche companies and “foundry” companies focusing on mass production of standardized commodity semiconductors. Competitive factors vary in significance depending on product type, but usually include to various degrees price, production capacity, ability to create customized products, technical performance, product system compatibility and speed in delivery. Infineon’s most significant competitors include Texas Instruments, Motorola, Philips, NEC/Hitachi, Samsung Electronics, Hynix Semiconductors, Micron Technology, ST Microelectronics and Hyundai/LGS, among others. We believe Infineon has competitive advantages over competitors in its product innovations, its research and development abilities, its strategic partnerships with customers, its focus on customer service, its large production capacity and its product performance and quality.

Siemens Financial Services (SFS)

          Siemens Financial Services provides a variety of financial services and products both to third parties and, on arm’s length terms, to other Siemens business groups and their customers. SFS is organized in six business divisions. Two of these divisions—Equipment and Sales Financing and Equity—have significant dealings with third parties including customers of other Siemens groups. The four other divisions—Structured Finance, Treasury and Financing Services, Investment Management and Insurance—currently support and advise Siemens and our other business groups and have little external business.

          Our business is growing rapidly, from €8.532 billion in total assets at September 30, 2000 to €9.363 billion in total assets at September 30, 2001. Our principal assets are lease receivables and equipment leased under operating leases (together accounting for 60% of our assets) and purchased trade receivables (accounting for 32% of our assets) attributable to our Equipment and Sales Financing division. Interest and fee income are the main sources of our earnings, with fee income stemming primarily from our internal advisory businesses. SFS deals according to banking industry standards in the international financial markets with Siemens as well as with third parties.

          Our largest division is Equipment and Sales Financing, which combines our mid-market finance and credit portfolio management business activities. Our principal mid-market finance product is equipment lease financing, where typically we purchase equipment supplied by various Siemens groups or a third party manufacturer and lease it to the customer for a specified term, generally with an option for the customer to purchase the equipment or renew the lease at the end of the term. Capital leases account for the largest portion of our leasing business (more than 80% of the book value of the leased assets). We also offer our clients services complementary to our leasing business, including services relating to the management of their leased equipment base and product upgrade services.

          The transactions financed by our Equipment and Sales Financing division are often between the customer and another Siemens group, primarily the Information and Communication Networks (ICN), Medical Solutions (Med) and Siemens VDO Automotive (SV). Customers that are familiar with our services from past dealings are increasingly seeking financing for transactions with unrelated manufacturers. In particular, we finance equipment from unrelated manufacturers of computers and other IT equipment. During fiscal 2001, we completed the integration of Schroder Leasing Ltd., which increases our presence in small ticket leasing transactions, particularly in the United Kingdom.

          We also purchase receivables of other Siemens groups through our credit portfolio management business activity, in almost all cases without recourse by us to the other Siemens group. The other Siemens group remains responsible for collection and documentation. Our current portfolio consists primarily of trade receivables. In the future, we intend to include sales finance and project finance receivables. We believe that the centralization of a portion of the Siemens group’s receivables risk leads to greater transparency in respect of Siemens’ overall receivables exposure. In fiscal 2001, we started packaging portions of our portfolio and placing them on the market, initially to a third party bank and then to our newly established SieFunds program (which is described below), reducing Siemens’ capital requirements and improving the management of Siemens’ balance sheet.

          The Equity division participates in infrastructure projects as a project developer and equity investor. In recent years, we have shifted our focus from larger projects to diversifying our portfolio with smaller investments.

          The Structured Finance division comprises two separate activities: project/export finance and asset securitization and placement.

          Our project/export finance business advises other Siemens groups on sales financing transactions. We have a global network of established contacts with international project and export finance lenders, like the World Bank or the Asian Development Bank, as well as with national development and export banks and export credit insurance agencies, such as Kreditanstalt für Wiederaufbau and Hermes in Germany. By offering our services to other Siemens groups we insure that they benefit from our in-house know-how and market presence. We also provide advice, management and documentation services in connection with guarantees issued by Siemens related principally to long-term contracts of the operations groups.

          Our asset securitization and placement business activity advises Siemens groups and third parties with respect to identifying eligible assets for securitization or placement transactions, such as receivables. Additionally, we offer our services to third parties for the purpose of analyzing future receivables, future cash flows or inventory. We identify the future cash flows of these assets and assist in structuring capital efficient financing solutions for selling or repackaging them. In fiscal 2001, SFS launched “SieFunds”, a non-consolidated asset backed commercial paper program. The program acquires assets and other receivables from Siemens groups and third parties worldwide. It finances the purchase price with the proceeds from commercial paper issuance.

           Our Treasury and Financing Services division provides cash management and payments services intercompany and capital-market financing for Siemens generally. In addition, we pool and analyze interest rate and currency risk exposure of the business groups and enter into derivative financial instruments with third party financial institutions to offset pooled exposures using a value at risk model. We believe that from a practical standpoint it is not cost efficient to avoid having some open positions due to timing differences, and we closely monitor these positions within pre-determined limits. Our derivative activities are described under Item 11: “Quantitative and Qualitative Disclosure About Market Risk”.

          Our Investment Management division manages Siemens’ and affiliated companies’ pension assets in Germany as well as mutual funds predominantly for employees. We also offer pension advisory services to Siemens and third parties.

          The Insurance division acts as an agent and provides other Siemens groups with liability, property, marine and project insurance brokerage services. We also act as an insurance agent in offering private insurance policies for Siemens’ employees.

          SFS’s main sources of risk are our external customers’ credit risk and the risk associated with SFS’s equity portfolio. Our Treasury and Financing Services division is our funding source in our business with both internal and external customers, and interest rate and currency exposures are typically matched.

          Our competition includes captive leasing and finance companies from both inside and outside the electronics industry, including those of General Electric, ABB, Hewlett Packard, IBM, Philips and ATT, as well as pure leasing companies and leasing and finance operations related to banks or investment banks and investment management companies.

Siemens Real Estate (SRE)

          SRE offers its customers and partners a service portfolio specializing in real estate development projects, real estate disposal, asset management, and lease and services management. In fiscal 2001, SRE reorganized its operations in order to reinforce its focus on the non-Siemens real estate market and to insure strong and sustainable profitability. Our divisions are Portfolio Management, Development & Sales, and Property Management & Services (Germany/International). SRE also offers building development and building management through Siemens Industrial Building Consultants GmbH (SIBC), for which SRE has the technical operational responsibility.

          Portfolio Management is our strategic and advisory unit, providing the basis for and stimulating the active management of Siemens’ real estate portfolio. It focuses the general strategy for our real estate business and gives informational support for decision making by providing portfolio analysis, calculations of profitability, development of financing alternatives, market research, risk analysis and valuation and similar services, including suggestions for divestiture and rental rates.

          Development & Sales was established to sharpen our focus on real estate development. This division is responsible for the sale of land, office and commercial real estate that is surplus to the operational needs of the Siemens group. It also acts as a developer for projects we determine are more appropriately retained (at least until developed) rather than sold. In this regard, for example, it is currently planning the refurbishment of several former Siemens sites in city center locations in those markets where there is a high demand for office and commercial space.

          Property Management & Services has two principal activities. First, it provides pure property management and leasing services to Siemens operating groups and to third-party lessees of our owned properties, billing and collecting lease payments and related charges such as utilities and providing other general services of a landlord. Second, it provides facilities services to our business groups and external tenants on an arm’s length contract basis. Our tenants, including Siemens group companies, may outsource these services to us, provide them internally or acquire them from third parties, depending on the location. The services we provide include cleaning, maintenance, security, catering and a variety of other services. We in turn generally subcontract with third party suppliers for these services, thereby leveraging the purchasing power of the entire Siemens group. This division manages the real estate of Siemens in Germany as well as internationally.

          The book value of Siemens worldwide real estate assets at September 30, 2001 amounted to approximately €5.816 billion, of which approximately €3.187 billion in book value was managed by SRE. The overall goal of our real estate activity is the optimization of Siemens’ real estate needs, assuring that:

•
attractive and use-appropriate real estate is provided at market rates to the entire group for all of our activities from manufacturing to sales administration, ensuring efficient use of space group-wide at optimal rental rates;

•	Siemens’ real estate capital is limited to the group’s actual needs, and excess real estate is disposed of;

•	the value of Siemens’ real estate capital is maintained and enhanced by active management investment; and

•	favorable financing alternatives are developed and implemented.

          The following table sets forth the key balance sheet and statistical data for SRE:

SRE Balance Sheet and Statistical Data

	At September 30,
	2001	2000
	(€ and square meters in millions)
Total Assets (in euros)	3,469	3,590
Real Estate Assets Under Management (in euros)	3,187	3,112
Total Site Area (in square meters)	24.3	23.0
Total Building Area (in square meters)	11.6	11.0

          In fiscal 2001, we had total sales of €1.542 billion, of which €1.319 billion were to other Siemens business groups. SRE’s external sales amounted to €223 million, or 0.3% of total Siemens net sales.

          Total sales of our International segment were up in fiscal 2001 as SRE took responsibility for real estate in several non-European countries, establishing seven new management units in Australia, Canada, China, India, Latin America, Russia and South Africa. These newly-formed units complement SRE’s existing international network, which now encompasses more than twenty companies and management units in leading real estate locations around the world.

          Our revenues are derived primarily from our lease administration and services operations, since gains on dispositions are not recorded as sales but as other income. A major portion of our overall earnings reflects capital gains on sales of real estate assets. We believe that Siemens currently owns more real estate than it needs for its operations, and that for the next several years we will continue an active disposal program. Income from disposals, especially in Germany, should continue to be a strong contributor to our earnings for the foreseeable future. Our objective is to increase the profitability of our operational units steadily as we continue to adjust our rental conditions to market rates.

Employees and Labor Relations

          The following tables show the division of our employees by business group and geographic region at September 30 for each of the years shown:

Employees by business group

	At September 30,
	2001	2000	1999
	(in thousands)
Information and Communication Networks	51	53	53
Information and Communication Mobile	30	27	33
Siemens Business Services	36	33	28
Automation and Drives	54	54	51
Industrial Solutions and Services	30	30	29
Siemens Dematic(1)	12	6	5
Siemens Building Technologies	37	34	32
Power Generation	26	27	28
Power Transmission and Distribution	21	20	19
Transportation Systems	14	14	14
Siemens VDO Automotive(2)	44	30	28
Medical Solutions	30	28	19
Lighting/Osram	35	32	30
Siemens Financial Services	1	1	1
Siemens Real Estate	2	2	2
Other(3)	27	28	27
Electromechanical Components(4)	—	—	13

Total	450	419	412

Infineon Technologies	34	29	25

(1)	Siemens Dematic was formed in fiscal 2001 through a merger of the existing businesses of Siemens Production and Logistics Systems and the Dematic AG operations of Atecs Mannesmann.
(2)	Siemens VDO Automotive was formed in fiscal 2001 through a merger of the existing businesses of Siemens Automotive and the Mannesmann VDO automotive operations of Atecs Mannesmann.
(3)	Includes employees in corporate functions and services and business units not allocated to any business group.
(4)	Sold in fiscal 2000.

Employees by geographic region

	At September 30,
	2001	2000	1999
	(in thousands)
Germany	199	181	189
Europe (other than Germany)	118	111	108
The Americas	107	105	91
Asia-Pacific	53	45	44
Africa, Middle East, CIS	7	6	5

Total	484	448	437

          A significant percentage of our manufacturing employees, especially in Germany, are covered by collective bargaining agreements determining working hours and other conditions of employment, or are represented by works councils. Works councils have numerous rights to notification and of codetermination in personnel, social and economic matters. Under the German Works Constitution Act (Betriebsverfassungsgesetz), works councils are required to be notified in advance of any proposed employee termination, they must confirm hirings and relocations and similar matters, and they have a right to codetermine social matters such as work schedules and rules of conduct. Management considers its relations with the works councils to be good.

          During the last three years we have not experienced any major labor disputes resulting in work stoppages.

Environmental Matters

          Siemens is subject to national and local environmental and health and safety laws and regulations that affect its operations, facilities, products, and, in particular, its nuclear power generation business, in each of the jurisdictions in which it operates. These laws and regulations impose limitations on the discharge of pollutants into the air and water, establish standards for the treatment, storage and disposal of solid and hazardous waste and might sometime require us to clean up a site at significant cost. Because we recognize that leadership in environmental protection is an important competitive factor in the marketplace, we have incurred significant costs to comply with these laws and regulations and we expect to continue to incur significant compliance costs in the future.

          In 1994, we decommissioned a site in Hanau, Germany, that we had used for the production of uranium and mixed-oxide fuel elements. We are in the process of cleaning up the facility in accordance with the German Atomic Energy Act. We have developed a plan to decommission the Hanau facilities that involves the following steps: clean-out, decontamination and disassembly of equipment and installations, decontamination of the facilities and buildings, sorting of radioactive materials and intermediate and final storage of radioactive waste. This process will be supported by continuing engineering studies and radioactive sampling under the supervision of German federal and state authorities. The German Atomic Energy Act requires that radioactive waste be transported to a government-developed storage facility, which, in our case, we do not expect to be available until 2030. We expect that the process of decontamination, disassembly and sorting of radioactive waste will continue until 2006, and we will be responsible for storing the material until the government-developed storage facility is available. The ultimate costs of this project will depend on where the government-developed storage facility is located and when it becomes available. We have an accrual of €676 million at September 30, 2001 in our financial statements in respect of this matter. This accrual is based on a number of significant estimates and assumptions as to the ultimate costs of this project. We believe this amount to be adequate to cover the present value of the costs associated with this project based on current estimates.

          It is our policy to comply with environmental requirements and to provide workplaces for employees that are safe, environmentally sound, and that will not adversely affect the health or environment of communities in which Siemens operates. We have obtained all material environmental permits required for our operations and all material environmental authorizations required for our products. Although we believe that we are in substantial compliance with all environmental and health and safety laws and regulations, there is a risk that we may have to incur expenditures significantly in excess of our expectations to cover environmental liabilities, to maintain compliance with current or future environmental and health and safety laws and regulations or to undertake any necessary remediation.

Long-Term Contracts and Contract Losses

          A significant portion of the business of certain of our operations groups, including the Information & Communications groups, Industrial Solutions & Services (I&S), the Power groups and Transportation Systems (TS), is performed pursuant to long-term, fixed-price contracts, often for large projects, in Germany and abroad, awarded on a competitive bidding basis.

           These projects subject us to a variety of risks. The profit margins realized on such fixed-price contracts may vary from original estimates as a result of changes in costs and productivity over their term. Cost overruns may also result from unexpected quality issues, technological problems, unforeseen developments at the project sites, problems with our subcontractors or other logistical difficulties. Certain of our multi-year contracts also contain demanding installation and maintenance requirements, in addition to other performance criteria relating to timing, unit cost requirements and compliance with government regulations, which if not satisfied, may subject us to substantial contractual penalties, damages or non-payment, or could result in contract termination.

          Siemens records an accrual for contract losses when the current estimate of total contract costs exceeds contract revenue. Such estimates are subject to change based on new information as projects progress toward completion. Loss contracts are identified by monitoring the progress of a project and updating the estimates of total contract costs. As a matter of policy, all significant contracts are monitored and reviewed at least monthly.

          As of September 30, 2001, we had approximately €1.4 billion of accrued contract loss provisions. Accrued contract losses relate primarily to the groups PG (€433 million), SBS (€127 million), ICN (€95 million) and ICM (€90 million), as well as €96 million for centrally managed projects. For all accrued contract losses, we anticipate that the cash outflows for labor, materials, contract penalties and related costs on such contract losses will be approximately €1.2 billion in fiscal 2002.

          The ICN and ICM losses related to numerous contracts, none of which was individually significant. Examples of significant contracts that have given rise to losses include:

•
In fiscal 2000, losses were suffered on two related long-term construction contracts, originally entered into by PG, for the reconfiguration, expansion, modernization and refurbishment of two oil refineries and the construction of a pipeline in Mexico. These projects were the first of this specific type, complexity and magnitude entered into by our PG group for the oil, gas and petrochemicals industry. Both of these fixed-price projects are extremely large and involve a high degree of technical complexity, including vast worksites, large volumes of technically sophisticated hardware, and an on site work force of several thousand, all in an environment of a running refinery. In these projects, PG was responsible for the process control and electrification elements. As the projects progressed, it became apparent that the cost of certain significant project elements were not adequately anticipated at the time of entering into the contracts. For example, certain technical and logistical issues could only be fully assessed after equipment had been taken off line and disassembled and accordingly the full cost of facility refurbishment required became clear only as work progressed. In addition, various technical design and specification issues arose, and the solutions were often more costly to us than originally expected. Finally, as on-site activities progressed, the project suffered considerable delays due to on-site difficulties encountered, such as environmental and property rights issues and archaeological findings. As a result of all of all the above, both the quantity of materials and labor hours required to ultimately complete the projects will significantly exceed our original expectations. We recognized losses of €450 million in fiscal 2000 to take account of the resulting estimated losses on these contracts. The Managing Board has taken the necessary steps to ensure that both projects are operated under the very close oversight of senior management through completion. The Managing Board also decided to require the PG group to cease offering such process control and electrification projects to the oil, gas and petrochemicals industry. Accordingly, these losses were not included in the results of PG, but were recorded centrally within special items. See Item 5: “Operating and Financial Review and Prospects—Results of Operations—Fiscal 2000 Compared to Fiscal 1999—Corporate, eliminations (Operations) and Reconciliation to Financial Statements”.

•
In our PG business, it is common in the industry to guarantee customers that a turbine will achieve certain performance standards. If such performance standards are not met, the supplier is subject to substantial contractual penalties or must take measures to ensure that those standards are achieved. Accordingly, PG has contract losses relating to performance, warranty and other issues in the ordinary course of its business, for which accruals are made as appropriate. In particular, PG has experienced significant contract losses as a result of performance issues affecting a new generation of gas turbine introduced in the late 1990s. Numerous contracts were affected by these performance problems, notably in the following areas: delivery dates could not be met due to frequent repairs of the turbines during the construction period; committed performance levels were not achieved; and emissions levels were higher than contractually warranted. These performance issues have been resolved. The largest loss contract at PG had an accrual of approximately €72 million at September 30, 2001 and related to a gas turbine project.

•
We have experienced significant losses on a fixed-price long-term production and outsourcing contract originally entered into by our SBS group that involves the processing of identity documents and the implementation of a border control system for the government of Argentina. In fiscal 2000, a loss of €68 million was recorded. This loss was the result of unfavorable contract pricing terms agreed to after it became necessary to renegotiate the original contract with the new government of Argentina that came into office in December 1999. Our Managing Board made the strategic decision to accept the new pricing terms in order to gain market entry into this important region. In fiscal 2001, this contract was canceled by government decree and a loss of €258 million was recorded for the write-down of inventories and other assets associated with this project.

•
In fiscal 2001, SBS established contract loss provisions of €192 million related to two long-term outsourcing contracts in the U.K. In January 1999, SBS entered into a ten year agreement to insource the back-office functions of National Savings Bank, a government agency in the U.K. The contract comprised the design and implementation of a significant new IT system, the re-engineering of business processes for increased efficiency and a reduction in the number of staff employed. As the project progressed in fiscal 2001, it became apparent that, due to the complexity of the IT system, additional investment will be required before completion. In parallel, the intended re-engineering and reduction in staff numbers has not been achieved due to delays in the system rollout as well as greater difficulties than had originally been anticipated in effecting process improvements. As a result, both systems and staff costs on the project will significantly exceed original estimates.

In the spring of 1996, SBS entered into an agreement with the Immigration and Nationality Directorate (IND) of the U.K. government to redesign the processing of asylum and immigration applications. The seven year contract focused on a complex document management and archiving system with the goal of increasing the efficiency of the system’s processing functions as well as business process re-engineering and change management. As the project progressed, an unexpected increase in immigration cases led to a change in customer focus from cost reduction to the ability of the system to manage higher volumes of asylum and immigration applications. Due to this change in customer focus, additional costs have been incurred, payment for which the customer disputes. SBS has since redefined new processes and is working closely with the customer to reduce project risk exposure and accordingly related costs, thus to ensure the successful completion of the project.

SBS management is closely monitoring both of these projects and is committed to completing them within the revised cost estimates. However, there can be no assurance that additional losses will not be incurred in connection with these contracts.

Property

          Siemens and its consolidated subsidiaries have as of September 2001 approximately 220 production and manufacturing facilities of over 15,000 square meters each throughout the world. Approximately 130 of these are located in Europe, with approximately 65 in Germany, and approximately 70 are located in the Americas, with approximately 55 in the United States. We also have 20 facilities in Asia. Siemens also owns or leases other properties including office buildings, warehouses, research and development facilities and sales offices in approximately 190 countries.

          Siemens’ principal executive offices are located in Munich, Germany.

          None of our properties in Germany are subject to mortgages and other security interests granted to secure indebtedness to financial institutions.

          We have granted security interests in other jurisdictions.

           We believe that our current facilities and those of our consolidated subsidiaries are in good condition and adequate to meet the requirements of our present and foreseeable future operations.

Legal Proceedings

          Our former indirect subsidiary Siemens Business Communication Systems, Inc. (now Siemens Enterprise Networks LLC, a subsidiary of Siemens Information and Communications Networks, Inc.) was sued in the United States District Court for the Northern District of Georgia in 1994 by five independent service organizations and two customer end-users seeking treble damages of approximately $162 million for alleged monopoly pricing for maintenance services and an injunction against practices they allege to be anticompetitive, involving the sale and service of Siemens-Rolm branded PBX equipment. Siemens filed a countersuit against the five independent service organization plaintiffs, alleging that they misappropriated Siemens’ trade secrets, interfered with Siemens’ contractual and prospective business relationships and infringed on Siemens’ patents and copyrights. The court ordered that these intellectual property and related claims be tried first and separately. On September 2, 1999, the jury rendered a verdict in favor of Siemens on all claims and awarded Siemens damages of $7 million. On July 14, 2000, the court upheld the jury’s finding that Siemens’ copyrights and patents were valid and that plaintiffs infringed Siemens’ intellectual property rights but eliminated duplicative damages awarded by the jury, reducing the $7 million award to just under $2 million. On August 10, 2000, the court granted Siemens’ renewed motion for summary judgment and dismissed plaintiffs’ case with prejudice in its entirety, holding that the lawful exercise of Siemens’ intellectual property rights insulated Siemens from antitrust liability. On September 8, 2000, plaintiffs filed a notice of appeal with the United States Court of Appeals for the 11th Circuit appealing the order dismissing their case, and Siemens subsequently filed a cross-appeal on certain limited issues. On procedural grounds, the clerk for the 11th Circuit forwarded the notices of appeal to the Court of Appeals for the Federal Circuit, the appropriate court to hear the issues presented on appeal. The parties have now filed briefs with the Court of Appeals for the Federal Circuit, which has scheduled oral arguments for February 4, 2002.

          We are defending a claim in the courts of Pakistan for approximately $1.4 billion in damages relating to alleged breaches of claimed financing obligations. The claim arises out of a transaction involving the Westinghouse business unit that is the predecessor to Siemens Westinghouse Power Corporation, an indirect subsidiary that is a part of our Power Generation group. The claim was originally filed in the Civil Court in Lahore, Pakistan in September 1998 by WAK Orient Power and Light against Westinghouse Electric Corporation, Raytheon Ebasco Overseas Ltd. and others. The claim was subject to an arbitration proceeding in London, decided on December 18, 2000, in which the arbitrators found in favor of Siemens Westinghouse on all grounds and awarded Siemens Westinghouse $2 million in damages and $762,000 in costs. The panel found no breach of any obligation by Westinghouse, Raytheon or any of the other defendants. On May 7, 1999, while the claim was being arbitrated in London, WAK nonetheless obtained a default judgment of approximately $1.4 billion from the trial court in Pakistan. In October 2000, this judgment was vacated on procedural grounds by the Lahore High Court. The High Court declined to address Siemens’ application for a stay pending conclusion of the London arbitration, however, and remanded the case back to the trial court for further proceedings. Both parties subsequently appealed this decision to the Supreme Court of Pakistan. In a preliminary hearing in May 2001, the Supreme Court of Pakistan accepted our appeal and denied WAK’s interim application to require us and the other defendants to post security or a guarantee pending the appeal. The Supreme Court also granted our request for a stay of any proceedings before the trial court pending disposition of the Supreme Court appeal. A hearing date on the Supreme Court appeal is expected to be set in the near future. In addition to the proceedings in Pakistan, in June 1999, WAK also attempted to enforce the Pakistani trial court’s default judgment in the United States. The United States District Court for the Eastern District of Pennsylvania enjoined enforcement of the Pakistani default judgment and upheld the London arbitration award, entering judgment in favor of Westinghouse Electric Corporation, Raytheon Ebasco Overseas Ltd. and the other defendants. WAK appealed that decision to the United States Court of Appeals for the Third Circuit. In May 2001, the new parent company of Raytheon Ebasco Overseas Ltd., called the Washington Group, filed for Chapter 11 bankruptcy protection and included Raytheon Ebasco Overseas Ltd. in the bankruptcy proceedings. The appeal before the Third Circuit has accordingly been stayed pending resolution of the Washington Group bankruptcy proceeding. Approval of a final plan for reorganization of the Washington Group and its subsidiaries, including Raytheon Ebasco Overseas Ltd., may come within the next few months, which would permit the appeal before the Third Circuit to proceed.

          We are party to an action in the administrative court in Antioquia, Colombia filed by a consortium of contractors for the Aburra Valley mass transit system against the Aburra Valley mass transit authority. The original action seeks a judgment annulling a resolution by the authority that declared a breach of contract by the consortium and triggered the authority’s rights to certain legal remedies such as liquidated damages for delay and contractual claims for damages. In a counterclaim to this action, the authority has claimed damages of $427 million for breach of contract without specifying the details of the alleged breach. The consortium has contested the jurisdiction of the administrative court on the basis of the contractual provisions governing jurisdiction. The court is currently considering the case.

          We are subject to a valuation proceeding (Spruchstellenverfahren) in the Landgericht München I, the regional court in Munich, in connection with a resolution passed at the 1999 annual shareholders’ meeting to abolish multiple voting rights that were attached to an outstanding class of preferred shares without providing compensation to the holder. The preferred shares were then converted to common shares. The holder of these shares, von Siemens-Vermögensverwaltung GmbH (vSV), brought the valuation proceeding seeking reasonable compensation for the elimination of these multiple voting rights, based on an expert’s opinion that assumed a value of €7.59 for each voting right. The court appointed an independent expert to give an opinion as to the value, if any, of the multiple voting rights. This opinion supported our view that the multiple voting rights have no value. Having accepted the independent expert’s method of calculation, however, the Landgericht München I made its own determination on September 14, 2001 that the value of each voting right was €0.70, which would correspond to a total value of all the multiple voting rights of approximately €33 million. Both parties have lodged an appeal.

          We are subject to a valuation proceeding (Spruchstellenverfahren) brought against us in 1992 in connection with our offer to exchange shares of Siemens Nixdorf Informationssysteme AG, Paderborn, for our shares in connection with the integration of Siemens Nixdorf into Siemens AG. We made an offer to all outstanding Siemens Nixdorf shareholders to effect the share exchange at a ratio of six Siemens Nixdorf shares for one Siemens share, or fifteen Siemens shares when adjusted for stock splits that have occurred since 1992, and to buy any number of Siemens Nixdorf shares that cannot be divided by six for DM 156.50 (€80.02) per share. The proceeding was brought before the Landgericht Dortmund (the regional court in Dortmund) by 68 holders of Siemens Nixdorf shares and relates to all 1,780,462 Siemens Nixdorf shares that were subject to our exchange offer. The plaintiffs alleged that the value of our exchange offer was insufficient. The Landgericht Dortmund asked an independent expert to give an opinion as to the values of Siemens Nixdorf and Siemens shares. This opinion concluded that the exchange ratio was sufficient but suggested that the cash settlement amount be raised to DM 177.80 (€91.93) per Siemens Nixdorf share. In spite of this opinion, on November 18, 2000, the Landgericht Dortmund rendered a decision setting the exchange ratio at three Siemens Nixdorf shares for fifteen Siemens shares, after adjustment for stock splits that have occurred since 1992, and the cash settlement at DM 209.38 (€107.05) per Siemens Nixdorf share. Siemens believes this decision is wrong and has lodged an appeal at the Oberlandesgericht Düsseldorf, the court of the second instance.

          On November 29, 2000, Siemens received a written demand from the Atomic Energy Organization of Iran claiming unspecified damages plus interest for the breach of a 1976 contract between Siemens and the Atomic Energy Organization of Iran involving the construction of two nuclear power plants in Bushehr. The Atomic Energy Organization of Iran claims that Siemens breached the contract by failing to disclose the existence of promotion and marketing agreements in connection with securing the contract. The Atomic Energy Organization of Iran requested a sixty-day period from receipt of the demand to discuss the claims with Siemens, after which the Atomic Energy Organization of Iran threatened to take actions before arbitral tribunals and/or competent national courts. The sixty-day period has elapsed without any resolution of the issue by the parties and no actions have been initiated by the Atomic Energy Organization of Iran before an arbitral tribunal or competent national court. Siemens intends to defend vigorously against any claim that arises from this situation.

           Siemens AG and its subsidiaries are party to a variety of other legal proceedings arising in the ordinary course of business. These involve allegations of breach of contract, improper delivery of goods or services, product liability and patent and other intellectual property infringement and other matters. We have accrued provisions for litigation risks including the costs of legal representation and the expected costs of resolving these matters. Although the final resolution of such matters could have a material effect on Siemens’ consolidated operating results for any reporting period in which an adjustment of the estimated reserve is recorded, Siemens believes that any resulting adjustments should not materially affect its consolidated financial position.

Item 5:    Operating and Financial Review and Prospects

          This Annual Report contains forward-looking statements based on beliefs of Siemens’ management. We use the words “anticipate”, “believe”, “estimate”, “expect”, “intend” , “should”, “plan” and “project” to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results to be materially different, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products, lack of acceptance of new products or services and changes in business strategy.

          The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related Notes prepared in accordance with U.S. GAAP as of and for the years ended September 30, 2001, 2000 and 1999. We converted our financial accounting to euros as of the first day of fiscal 2000, and have restated fiscal 1999 results in euros for comparison.

          In fiscal 2001, we introduced a component model for reporting our financial results as described below. Fiscal 2000 has also been provided on this component model basis, while component model information has not been provided for fiscal 1999. Our segment information, however, has been restated in accordance with the new presentation.

          In fiscal 2001, we also changed the measure of profitability of our operations from EBIT to EBITA. Fiscal 2000 has been restated on a comparable basis. Fiscal 1999 has not been so restated, and the discussion below of fiscal 2000 compared to fiscal 1999 therefore uses the prior EBIT measurement. Our EBITA and previous EBIT measures are more fully described below.

          The comparability of our consolidated financial statements for different periods is affected by currency translation effects arising from our international operations. In fiscal 2001 and 2000, the currency translation effects that had the most significant effect on our results arose from the weakness of the euro, in which our consolidated financial statements are denominated, by comparison to other currencies, most notably the U.S. dollar. The effects of divestments and acquisitions on our consolidated revenues and expenses also affects the comparability of our consolidated financial statements for different periods. See also Note 3 to the consolidated financial statements. The divestments and acquisitions that were most significant to us are described below under “—Joint Ventures and Acquisitions”.

          Our results of operations have been affected by losses that result from cost overruns on significant multi-year fixed-price contracts. For a discussion of the losses from such contracts that were significant to us in fiscal 2001 and 2000, see Item 4: “Information about the Company—Long-Term Contracts and Contract Losses.” A discussion of this and other risk factors that could adversely affect our financial condition and results of operations is contained in “Key Information—Risk Factors”.

Results of Operations—Fiscal 2001 Compared to Fiscal 2000

          To help our shareholders follow our growth and progress, our financial results are prepared in accordance with US GAAP principles using a component model that presents the results for (i) our Operating Groups separately from the results for (ii) the activities of Infineon Technologies AG, (iii) our Financial and Real Estate activities, and (iv) the effects of Eliminations, reclassifications and Corporate Treasury activities.

          The four components of Siemens worldwide are as follows:

•	Operations—This component is defined as Siemens’ Operating Groups including corporate headquarters and excluding the other components.

•
Infineon—Infineon Technologies AG, Munich, was until December 5, 2001 a consolidated subsidiary whose shares are listed on the stock exchanges in Frankfurt and New York. From December 5, 2001, we no longer include the assets and liabilities and results of operations of Infineon in our consolidated financial statements and will instead account for our ownership interest in Infineon using the equity method. See “—Recent Developments and Outlook”.

•	Financing and Real Estate—Siemens’ Financing and Real Estate segments are responsible for the Company’s international leasing, finance, credit, and real estate management activities.

•
Eliminations, reclassifications and Corporate Treasury—The fourth component included in Siemens’ financial statements enhances the transparency of the other components by separately presenting the elimination of transactions among Operations, Infineon and Financing and Real Estate and certain reclassifications. This component also includes Siemens’ Corporate Treasury activities, excluding those for Infineon.

          Our thirteen “Operations” business groups involve manufacturing, industrial and commercial solutions and services related more or less to our origins in the electrical business. We refer to these groups as our “Operations” to distinguish them from our financial services activities. We measure the profitability of our Operations component by EBITA and our Infineon component by EBIT. EBITA is measured as earnings before financing interest, certain pension costs, income taxes, amortization of goodwill and purchased in-process R&D expenses and certain one-time items. We measure the profitability of our Financing and Real Estate component by income before income taxes since interest expense and income is an important source of revenue and expense for this component.

HIGHLIGHTS—Fiscal 2001 Compared to Fiscal 2000

          Despite a weakening economic environment throughout fiscal 2001, many of our Operating Groups delivered strong earnings. These include Automation and Drives (A&D), Power Generation (PG), Transportation Systems (TS), Medical Solutions (Med), and Osram. Financing and Real Estate also contributed positive results. Other Operating Groups in key technology sectors were adversely affected by rapidly deteriorating business conditions in their particular industries. These include Information and Communication Networks (ICN), Information and Communication Mobile (ICM), Siemens Business Services (SBS), and Infineon. We took aggressive action to address these conditions by restructuring the capacities of these Groups, which resulted in significant charges. These effects contributed to a negative earnings development for Operations as a whole compared to the previous fiscal year. In this difficult environment, we initiated successful asset management measures and significantly improved our cash flow, particularly in the fourth quarter.

•
Siemens earned €2.088 billion in net income in fiscal 2001 including Infineon, special items as well as restructuring and asset write-downs. Prior-year earnings of €8.860 billion included substantial gains from divestments implemented as part of the Ten Point Program we adopted in mid-1998. As a result, earnings per share were €2.36 compared to €9.97 in the previous year. For all periods presented, earnings per share reflect a stock split, at a ratio of one additional share for every two shares owned, which took effect for trading purposes on April 30, 2001.

•
EBITA from Operations was €1.329 billion including restructuring charges and asset write-downs of €1.863 billion. Excluding these charges and write-downs, EBITA from Operations was €3.192 billion. Prior year EBITA was €2.799 billion.

•	Net cash from operating activities of Siemens worldwide was €7.016 billion for the year, sharply up from the previous year’s level of €6.154 billion despite increasingly difficult market conditions.

•	The proposed dividend of €1 per share is comparable on a post-split basis to the prior-year dividend of €0.93 excluding the prior-year bonus dividend.

•
Sales for Siemens worldwide increased 12% compared to fiscal 2000, to €87.000 billion. Excluding Infineon, sales increased 15% to €82.256 billion. Positive currency translation effects contributed one percentage point to this increase. Setting aside the effect of acquisitions, sales at continuing businesses excluding Infineon grew 11%.

•	Infineon, in which we held a 50.4% economic interest at the end of fiscal 2001, recorded a net loss for the fiscal year of €591 million compared to net income of €1.126 billion in fiscal 2000.

•
Fourth quarter net income of Siemens worldwide was a negative €1.098 billion impacted by special items of negative €532 million after taxes. Net income in the fourth quarter of fiscal 2000 was €562 million. EBITA from Operations for the fourth quarter of fiscal 2001 was a negative €130 million including restructuring charges and asset write-downs of €959 million. Excluding these effects, EBITA from Operations was a positive €829 million. Prior year fourth quarter EBITA was €840 million. Also in the fourth quarter, operating activities provided net cash of €5.857 billion, compared to net cash provided of €2.757 billion in the fourth quarter of fiscal 2000.

Net income excluding special items—Fiscal 2001 compared to fiscal 2000

	Siemens worldwide		Siemens excluding Infineon
	For the fiscal year ended September 30,
	2001	2000	2001	2000
	(€ in millions)
Net income	2,088	8,860	2,351	7,989
Less: Special items (net of taxes)	(2,003)	(6,221)	(2,003)	(6,221)

Net income excluding special items	85	2,639	348	1,768

          Net income excluding special items adjusts reported net income by removing certain one-time items from results in our Operations segments and Financing and Real Estate segments. We adjust net income in this way to provide a more meaningful comparison between the periods under review. All figures for Siemens worldwide include the results of Infineon.

          Net income excluding special items for Siemens worldwide was €85 million compared to net income of €2.639 billion in the previous year. For Siemens worldwide, earnings per share excluding special items for the fiscal year 2001 were €0.10, compared to earnings per share of €2.97 for the fiscal year 2000. Excluding Infineon, net income excluding special items for fiscal 2001 decreased to €348 million compared to €1.768 billion in fiscal 2000, principally reflecting reduced earnings from Operations.

          Our largest special item in fiscal 2001 was a €3.459 billion pre-tax gain as a result of the irrevocable transfer of 93,825,225 shares of Infineon to our German pension trust. We also recorded a €484 million gain resulting from Infineon’s sale of 60 million of its shares in a capital increase in the fourth quarter. In addition, Infineon increased its capital in connection with acquisitions which resulted in an aggregate gain of €122 million. Siemens did not participate in these capital increases. These items are recorded on our income statement as gains on sales and dispositions of significant business interests. Taken together, these transactions had the effect of reducing Siemens’ ownership interest in Infineon from approximately 71% as of the end of last fiscal year to 50.4% as of September 30, 2001.

          The €3.459 billion pre-tax gain on the contribution of the Infineon shares in April 2001 to our German pension trust was a non-cash item recorded based upon the market price of Infineon shares at the date of the transfer. The business purpose of the contribution of the Infineon shares to this pension trust was to shore up an under-funded position in the pension trust which was to increase substantially during the third quarter following our acquisition (which is described below) of Atecs Mannesmann AG (Atecs), a large German automative and automation technology group. As a result of the Atecs acquisition, Siemens assumed Atecs’ unfunded pension obligations. In addition, the transfer represented a further step towards meeting our long-stated goal of disposing of our interest in Infineon over time. While United States pension plans subject to the Employment Retirement Income Security Act of 1974 (ERISA) are restricted in the amount of securities they are permitted to own in the employer or its affiliates to 10% of plan assets, our German pension trust is not subject to such ERISA provisions. At September 30, 2001, Infineon shares represented approximately 13% of the assets of our German pension trust.

          Offsetting these gains are charges totaling €927 million taken in the fourth quarter of 2001 for impairment of goodwill relating to acquisitions made by ICN and A&D. These charges are not included in EBITA from Operations. They include a charge of €746 million resulting from the impairment of goodwill associated with the acquisition by ICN of Efficient Networks, Inc, a provider of DSL equipment in the United States. Shortly after the acquisition of Efficient, worldwide demand for DSL products contracted sharply. Additionally, the total charges include €181 million for impairment of goodwill primarily associated with the acquisition by A&D of Milltronics, Ltd. See Note 14 to the consolidated financial statements.

          Also included in special items in fiscal 2001 is the write-down of €258 million of inventories and other assets in connection with a long-term, centrally managed production and outsourcing contract for a border control system in Argentina. This contract, originally entered into by SBS, was canceled by government decree.

          Lower tax rates enacted by the tax reform passed in Germany in October 2000, and the consequent adjustment of Siemens’ deferred tax balances at October 1, 2000, resulted in a one-time reduction of €222 million in income tax expense. This benefit was recorded in the first quarter of fiscal 2001.

          After adjusting the amounts described above for taxes, special items totaled €2.003 billion in fiscal 2001.

          Special items in fiscal 2000 included €7.826 billion from pre-tax gains on sales of significant business interests, principally including gains relating to the initial public offering of Infineon. Special items in 2000 also included exceptional gains from certain marketable securities and exceptional charges related to contract losses, certain restructuring costs, the write-off of goodwill, a one-time bonus for employees, and a provision related to a loan. These other special items totaled a negative €280 million for fiscal 2000. For more information see Note 29 to the consolidated financial statements. Adjusted for taxes, special items for fiscal 2000 totaled €6.221 billion.

Joint Ventures and Acquisitions

          We completed the following transactions in fiscal 2001:

•	In November 2000, Med acquired Acuson Corporation of the United States for a purchase price of approximately U.S.$700 million;

•
In January 2001, PG transferred its nuclear power operations into a joint venture with Framatome in exchange for a 34% interest in the joint venture. This investment is accounted for under the equity method;

•
In April 2001, Siemens completed the acquisition of a controlling interest of 50% plus two shares in Atecs Mannesmann AG (Atecs), an automotive and automation technology company. In accordance with the purchase agreement, prior to closing we paid €3.1 billion to Mannesmann AG. As of the date of closing, Siemens made a capital contribution to Atecs. The purchase agreement also provides for our acquisition of Mannesmann AG’s remaining interest in Atecs, either at the option of Mannesmann during the period from the date of closing through September 30, 2002, or at the option of Siemens during the period from April 1, 2002 through December 31, 2003. We plan to exercise this latter option. The purchase price for the remaining interest in Atecs is between €3.7 and €3.8 billion under both options. We have accounted for the Atecs transaction as a purchase of a 100% interest, at a price of €9.6 billion, using the purchase method of accounting. The purchase price, including the assumption of €2.8 billion of financial debt and pension liabilities, was allocated to the assets acquired and liabilities assumed based on estimated fair values. In connection with the Atecs transaction, we entered into a put option contract giving Siemens the right to sell Rexroth AG (Rexroth), a wholly-owned subsidiary of Atecs, to Bosch GmbH for €2.7 billion. The put option is exercisable from January, 2002 through December 31, 2002. We plan to exercise this option.

The Dematic systems, VDO and Demag Delaval businesses acquired in the Atecs transaction have been integrated into our Siemens Dematic (previously Siemens Production and Logistics Systems), Siemens VDO Automotive, (previously Siemens Automotive) and Power Generation segments, respectively. We intend to sell the other businesses acquired in the Atecs acquisition. Accordingly, we have accounted for these other businesses as assets held for sale.

•	In April, 2001, ICN completed the acquisition of Efficient Networks, Inc. The purchase price was approximately €1.6 billion, plus the assumption of €457 million of debt.

EVA Performance

          During fiscal 2001, Siemens continued to drive its entire management system enterprise-wide to focus on economic value added (EVA). This includes benchmarking all our businesses against their top competitors worldwide and linking management compensation directly to the EVA performance of the Operating Groups as well as Siemens as a whole.

          EVA is defined as net operating profit after taxes minus cost of capital, which represents the minimum return on net operating assets. According to this concept, a business creates value only when it recovers at least its cost of capital and furthermore delivers EVA improvements in line with capital market requirements. Because the three major components of Siemens—Operations, Infineon, and Financing and Real Estate—are fundamentally different from each other, we adjust our calculations of EVA accordingly. We use an “Operations Concept” for Operations and Infineon, and a finance concept known as RORAC (return on risk-adjusted capital) for Financing and Real Estate. This enables us to use EVA as a consistent management metric while leaving business-specific value drivers transparent. The EVA for Siemens worldwide is the sum of the EVA for the three components.

          Siemens worldwide excluding special items realized negative EVA of €2.746 billion in fiscal 2001 compared to positive EVA of €874 million in fiscal 2000. Excluding Infineon, the comparable numbers are a negative €1.379 billion and a positive €264 million, respectively. Including the effects of special items, EVA was a negative €743 million compared to a positive €7.095 billion in the prior year.

EVA calculation

	Fiscal 2001	Fiscal 2000
	(€ in millions)
Operations
EBITA from Operations	1,329	2,799
Taxes and other	(332)	(952)

Net operating profit after taxes	997	1,847
EBITA assets	19,670	24,065
Financial adjustments/average calculation(1)	7,744	(4,495)
Average net operating assets	27,414	19,570
Capital cost	(2,524)	(1,796)

EVA for Operations	(1,527)	51

Financing and Real Estate
Income before income taxes	371	279
Taxes and other	(110)	(94)

Net operating profit after taxes	261	185
Equity	1,790	1,600
Capital cost	(172)	(140)

Financing and Real Estate(2)	148	213

Siemens excluding Infineon	(1,379)	264
EVA for Infineon	(1,368)	609

Siemens worldwide excluding special items	(2,746)	874

Special items, net of taxes	2,003	6,221

Siemens worldwide	(743)	7,095

(1)
The term “net operating assets” is generally the same as EBITA assets for Operations except for the effects of financial adjustments and the fact that full-year net operating assets are calculated as the average total of four fiscal quarters with a time lag of one quarter.

(2)	Includes EVA for eliminations, reclassifications and Corporate Treasury.

SEGMENT INFORMATION ANALYSIS—Fiscal 2001 compared to fiscal 2000

          The following table setting forth key performance data for our business groups is derived from our segment data in our consolidated financial statements and should be read in conjunction with that data and with Note 29 to the consolidated financial statements:

Key Performance Data by Business Group

	New Orders(1) (Unaudited)		Total Sales(2)		EBITA(3)		EBITA Assets(4)
	2001	2000	2001	2000	2001	2000	2001	2000
	(€ in millions)
Operations
Information and Communication Networks (ICN)	12,639	11,648	12,882	11,323	(861)	686	3,298	4,454
Information and Communication Mobile (ICM)	11,866	10,420	11,299	8,910	(307)	718	2,623	2,876
Siemens Business Services (SBS)	6,303	5,857	6,034	5,882	(259)	70	518	1,396
Automation and Drives (A&D)	9,065	8,163	8,947	7,943	981	865	2,653	2,632
Industrial Solutions and Services (I&S)	4,881	4,401	4,563	4,226	97	111	493	375
Siemens Dematic (SD)	2,281	1,913	2,520	1,786	(59)	196	984	560
Siemens Building Technologies (SBT)	5,549	5,066	5,518	4,932	132	297	2,276	2,226
Power Generation (PG)	12,219	9,409	8,563	7,757	634	66	(1,003)	178
Power Transmission and Distribution (PTD)	3,887	3,566	4,053	3,151	96	45	1,004	784
Transportation Systems (TS)	5,647	3,722	4,021	3,710	186	75	(916)	(337)
Siemens VDO Automotive (SV)	5,702	3,839	5,702	3,833	(261)	89	3,691	937
Medical Solutions (Med)	8,444	5,253	7,219	4,924	808	463	4,099	3,308
Osram	4,522	4,327	4,522	4,326	462	388	2,505	2,533
Corporate, eliminations	(6,890)	(4,759)	(3,416)	(1,100)	(320)	(1,270)	(2,555)	2,143

Total Operations	86,115	72,825	82,427	71,603	1,329	2,799	19,670	24,065
Reconciliation to financial statements	—	—	—	—	—	—	51,247	45,044
Other interest expense	—	—	—	—	(304)	(220)	—	—
Goodwill amortization and purchased in-process R&D expenses	—	—	—	—	(665)	(253)	—	—
Gains on sales and dispositions of significant business interests	—	—	—	—	4,065	7,826	—	—
Other special items	—	—	—	—	(1,185)	(280)	—	—

Operations income before income taxes/total assets/total amortization, depreciation and write- downs	—	—	—	—	3,240	9,872	70,917	69,109

					EBIT(5)		Net Employed Capital(6)
					2001	2000	2001	2000
					(€ in millions)
Infineon Technologies (Infineon)	4,390	8,837	5,671	7,283	(1,024)	1,670	6,471	5,709
Reconciliation to financial statements	—	—	—	—	(1)	74	3,272	3,144

Infineon income (loss) before income taxes/total assets	—	—	—	—	(1,025)	1,744	9,743	8,853

					Income before Income taxes		Total assets
					2001	2000	2001	2000
					(€ in millions)
Financing and Real Estate
Siemens Financial Services (SFS)	481	354	481	354	158	78	9,363	8,532
Siemens Real Estate Management (SRE)	1,542	1,410	1,542	1,420	213	201	3,469	3,590
Eliminations	—	—	(7)	—	—	—	(65)	(508)

Total Financing and Real Estate	2,023	1,764	2,016	1,774	371	279	12,767	11,614

(1)	New orders are determined principally as the estimated sales value of accepted purchase orders and order value changes and adjustments, excluding letters of intent.
(2)	Includes intersegment sales.
(3)
EBITA is measured as earnings before financing interest, income taxes, amortization of goodwill and purchased in-process R&D expenses and certain one-time items included in Corporate, eliminations and Reconciliation to financial statements. EBITA differs from our Income before income taxes and you should not consider it to be the same. Other companies that use EBITA may calculate it differently, and their figures may not be comparable to ours.

(4)
EBITA assets represent net capital employed (total assets less tax related assets, less accruals and less non-interest bearing liabilities other than tax related liabilities) without amortization of goodwill and purchased in-process R&D expenses.

(5)
Infineon EBIT is measured as earnings before interest, taxes and minority interest. EBIT differs from Income before income taxes and you should not consider it to be the same. Other companies that use EBIT may calculate it differently, and their figures may not be comparable to those of Infineon.

(6)
Net Capital Employed, as an EBIT-related asset indicator, represents total assets less cash not allocated to the segments and deferred tax assets and less non-interest bearing liabilities other than deferred tax liabilities.

          The following discussion adheres to our component model of reporting and includes an analysis of the financial performance of Operations, Infineon, and our Financing and Real Estate component.

Operations

Information and Communications

Information and Communication Networks (ICN)

		Year ended September 30,
ICN Performance Data:	Change	2001	2000
	(€ in millions)
EBITA	—	(861)	686
EBITA Margin	—	(6.7%)	6.1%
Total Sales	13.8%	12,882	11,323
New Orders	8.5%	12,639	11,648

		At September 30,
		2001	2000
EBITA assets	(26.0%)	3,298	4,454

          ICN was affected by substantial cut-backs in capital spending by telecom operators for telecommunications and networking products due to financial difficulties in these sectors. In this challenging environment, ICN’s EBITA for the fiscal year was a negative €861 million, including restructuring charges and asset write-downs of €1.059 billion. Excluding these effects, EBITA at ICN was €198 million. EBITA in fiscal 2000 was €686 million, which included €204 million in nonrecurring gains from the sales of investments and real estate. Both fiscal 2000 and fiscal 2001 included approximately €120 million in gains on shares of start-up companies. ICN’s EBITA in fiscal 2001 does not include the impairment of goodwill associated with the Efficient acquisition, as described above in “Net income excluding special items.”

          The restructuring charge is part of an overall plan to cut approximately 10,000 positions in manufacturing, sales and other functions and significantly reduce the number of production facilities. In fiscal 2001 the plan resulted in charges primarily for employee severance charge of €387 million which is expected to be paid out in fiscal 2002. ICN expects to incur additional charges to complete this plan during the first half of fiscal 2002. Asset write-downs unrelated to the restructuring plan involved accounts receivable, inventories, and venture capital investments. Write-downs of accounts receivable totaled €330 million, partly related to a major U.S. customer, Winstar Communications. Inventory write-offs were €173 million and the Group also wrote down €169 million primarily in venture capital investments.

           Margin erosion and pricing pressures impacted earnings throughout the Group. While the Wireline Networks Division remained strongly profitable, ICN’s other major Divisions posted losses, involving the charges and write-downs noted above. The most significant loss was in our Access Solutions division which bore a substantial portion of the restructuring and asset write-downs noted above and was also negatively affected by start-up losses at Efficient Networks. Weakening in their respective markets contributed to operating losses in the Enterprise Networks and Optical Networks Divisions, both of which were profitable in the previous year. Unisphere Networks Division substantially narrowed its loss compared to fiscal 2000.

          EBITA margin was a negative 6.7% for ICN as a whole. Excluding the restructuring charges and asset write-downs, EBITA margin was a positive 1.5%. EVA remained negative. Working off its large order backlog, ICN increased sales to €12.882 billion for the full fiscal year, 14% higher than in fiscal 2000. A highlight was the Wireline Networks Division, which delivered a record 31 million EWSD ports during the year. Order growth slowed within the year, but still increased 9% year-over-year to 12.639 billion. Asset write-downs and disposal of certain marketable securities were partially offset by increased goodwill due to the acquisition of Efficient. This together with improved working capital management resulted in a decrease of EBITA assets by €1.156 billion year-over-year, to €3.298 billion at the end of fiscal 2001.

Information and Communication Mobile (ICM)

		Year ended September 30,
ICM Performance Data:	Change	2001	2000
	(€ in millions)
EBITA	—	(307)	718
EBITA Margin	—	(2.7%)	8.1%
Total Sales	26.8%	11,299	8,910
New Orders	13.9%	11,866	10,420

		At September 30,
		2001	2000
EBITA assets	(8.8%)	2,623	2,876

          ICM increased profitability in its infrastructure business and addressed sharply slower market growth in its mobile phone business with a rapid realignment in the second half of the fiscal year. EBITA of negative €307 million includes asset write-downs of €441 million, which were largely confined to the Mobile Phones Division in the third quarter. Excluding the write-downs, EBITA was a positive €134 million compared to €718 million a year earlier. The largest item within the €441 million was an inventory write-off of €213 million due to significantly reduced market prices for handsets. Other asset write-downs totaled €228 million, including a €69 million write-down of ICM’s investment in the German mobile commerce software company, Brokat AG and a €71 million write-down incurred in connection with the closing of ICM’s U.S. Opuswave operation. Restructuring measures, including the elimination of approximately 2,000 positions, are expected in fiscal 2002.

          The Mobile Networks Division strongly increased its EBITA contribution to €435 million for the year, and increased sales by 52% despite a slowing market. The Mobile Phones Division had EBITA of negative €540 million approximately half of which relates to asset write-down charges compared to positive EBITA of €632 million a year earlier. The Division sold more than 28.7 million units compared to 23.9 million units in the previous fiscal year. Rigorous cost-cutting initiated in the third quarter helped the Division reduce its loss to €22 million in the fourth quarter. ICM’s Fujitsu Siemens joint venture contributed a modest profit and thus reversed its loss in fiscal 2000. Sales for ICM in the fiscal year grew 27%, to €11.299 billion. Orders of €11.866 billion were 14% higher than fiscal 2000. EBITA assets decreased from €2.876 billion to €2.623 billion, despite significant sales growth principally due to successful asset management initiatives which led to a reduction in working capital. Due to negative earnings, however, EVA was negative for the year.

Siemens Business Services (SBS)

		Year ended September 30,
SBS Performance Data:	Change	2001	2000
	(€ in millions)
EBITA	—	(259)	70
EBITA Margin	—	(4.3%)	1.2%
Total Sales	2.6%	6,034	5,882
New Orders	7.6%	6,303	5,857

		At September 30,
		2001	2000
EBITA assets	(62.9%)	518	1,396

          EBITA at SBS was a negative €259 million including fourth-quarter restructuring charges and asset write-downs totaling €242 million. Excluding these effects, EBITA was a negative €17 million compared to a positive €70 million a year earlier. Restructuring charges totaling €196 million in employee severance costs arose from the elimination of 2,200 positions primarily in Europe, as part of a program to address deteriorating economic conditions in the region. The Group expects to pay out substantially all of this charge in fiscal 2002. Asset write-downs of €46 million related to accounts receivable and venture capital investments. Fiscal 2001 EBITA includes loss provisions relating to two significant business process outsourcing contracts totaling €192 million. See “Item 4: Information about the Company—Long-Term Contracts and Contract Losses”. Results in fiscal 2001 and 2000 include gains on investments of €44 million and €54 million, respectively. Results at SBS in fiscal 2001 do not include a write-off of assets related to a contract in Argentina as described in “—Net income excluding special items” above. As discussed in “—Corporate, eliminations (Operations) and Reconciliation to Financial Statements” below, results in fiscal 2000 do not include losses related to the canceled contract in Argentina.

          EBITA margin at SBS was a negative 4.3%. Excluding the restructuring charges and asset write-downs noted above, EBITA margin was a negative 0.3%. As a result, EVA was negative. Sales for the fiscal year edged up 3%, to €6.034 billion, while new orders rose more quickly, to €6.303 billion. Asset write-downs and contract loss provisions, together with effective working capital management, resulted in a decline in EBITA assets from €1.396 billion at the end of fiscal 2000 to €518 million at the close of fiscal 2001.

Automation and Control

Automation and Drives (A&D)

		Year ended September 30,
A&D Performance Data:	Change	2001	2000
		(€ in millions)
EBITA	13.4%	981	865
EBITA Margin	—	11.0%	10.9%
Total Sales	12.6%	8,947	7,943
New Orders	11.0%	9,065	8,163

		At September 30,
		2001	2000
EBITA assets	0.8%	2,653	2,632

          A&D delivered strong double-digit growth in earnings, sales, and orders, based on excellent performance by the Group’s three largest divisions: Industrial Automation Systems, Low Voltage Controls and Distribution, and Motion Control Systems. EBITA increased to €981 million, €116 million higher than in fiscal 2000, and EBITA margin reached 11%. Acquisitions and higher business volume in existing businesses pushed EBITA assets up slightly, but the faster growth in earnings enabled A&D to further increase its positive EVA. The Group’s results do not include impairment of goodwill associated with the acquisition of Milltronics, discussed above in “—Net income excluding special items.” In fiscal 2001, sales rose 13% to €8.947 billion and orders climbed 11% to €9.065 billion, compared to €7.943 billion and €8.163 billion in fiscal 2000. Slowing market demand began having an effect in the fourth quarter, as new orders slid 5% compared to the comparable quarter of fiscal 2000.

Industrial Solutions & Services (I&S)

		Year ended September 30,
I&S Performance Data:	Change	2001	2000
		(€ in millions)
EBITA	(12.6%)	97	111
EBITA Margin	—	2.1%	2.6%
Total Sales	8.0%	4,563	4,226
New Orders	10.9%	4,881	4,401

		At September 30,
		2001	2000
EBITA assets	31.5%	493	375

          EBITA at I&S fell to €97 million from €111 million in fiscal 2001. EBITA margin declined slightly to 2.1%. Mid-year weakness in the Group’s project-related divisions and lower margins in its petrochemical business and its industrial services business were the primary factors in reducing the Group’s profitability year-over-year. Sales rose 8% to €4.563 billion from €4.226 billion a year earlier, while orders rose 11% to €4.881 billion from €4.401 billion on increased volume at the Industrial Services Division. EBITA assets increased by €118 million, due to higher receivable and contract inventories, to €493 million. Coupled with reduced earnings, this resulted in a lower EVA.

Siemens Dematic (SD)

		Year ended September 30,
SD Performance Data:	Change	2001	2000
		(€ in millions)
EBITA	(130.1%)	(59)	196
EBITA Margin	—	(2.3%)	11.0%
Total Sales	41.1%	2,520	1,786
New Orders	19.2%	2,281	1,913

		At September 30,
		2001	2000
EBITA assets	75.7%	984	560

          SD was formed during the year via a third-quarter merger of the existing businesses of Siemens Production and Logistics Systems (PL) and Dematic AG (part of the Atecs acquisition). EBITA was a negative €59 million compared to a positive €196 million for PL in fiscal 2000. Profitability at the Electronics Assembly Division was reduced by a sharp slow-down in the telecommunications and other electronics manufacturing industries. Negative results at the Postal Automation Division and contract loss provisions of €66 million primarily at the Material Handling Automation Division combined with €29 million in integration and other costs to further reduce EBITA. EBITA margin moved from 11% for PL in fiscal 2000 to a negative 2.3% for SD in fiscal 2001.

           Sales rose 41% to €2.520 billion and orders rose 19% to €2.281 billion compared to fiscal 2000, driven by Dematic AG’s contribution of €822 million in sales and €983 million in orders. Both sales and orders declined year-over-year on a comparable basis, principally due to postponement of major projects by customers, including the U.S. Postal Service, at the Postal Automation Division. EBITA assets rose 76% as a result of the merger, from €560 million to €984 million. Coupled with negative earnings for the year, this resulted in a negative EVA.

Siemens Building Technologies (SBT)

		Year ended September 30,
SBT Performance Data:	Change	2001	2000
		(€ in millions)
EBITA	(55.6%)	132	297
EBITA Margin	—	2.4%	6.0%
Total Sales	11.9%	5,518	4,932
New Orders	9.5%	5,549	5,066

		At September 30,
		2001	2000
EBITA assets	2.2%	2,276	2,226

          SBT recorded EBITA of €132 million, compared to €297 million in fiscal 2000. EBITA margin fell to 2.4%, and the Group’s EVA turned negative. Margin erosion and certain one-time charges primarily at the Fire and Safety Division in the United States, together with rationalization costs at the Building Automation and Fire and Safety Divisions, combined to reduce the Group’s profitability. Acquisitions in Europe, the United States, and Brazil helped increase sales and orders by 12% and 10%, respectively, to €5.518 billion and €5.549 billion. However, SBT’s EBITA assets remained flat at €2.276 billion.

Power

Power Generation (PG)

		Year ended September 30,
PG Performance Data:	Change	2001	2000
		(€ in millions)
EBITA	—	634	66
EBITA Margin	—	7.4%	0.9%
Total Sales	10.4%	8,563	7,757
New Orders	29.9%	12,219	9,409

		At September 30,
		2001	2000
EBITA assets	—	(1,003)	178

          EBITA at PG surged from €66 million in fiscal 2000 to €634 million in fiscal 2001. EBITA margin rose 6.5 points, to 7.4%, and the Group’s positive EVA increased substantially. The Fossil Power Generation Division drove the Group’s profitability, primarily on strong demand for its gas turbines in the United States. Sales grew 10% to €8.563 billion and orders jumped 30% to €12.219 billion, reflecting the strong demand for gas turbines in the United States. In the second quarter, the Group’s nuclear power business was contributed to a joint venture with Framatome in exchange for a 34% interest in the venture. This interest is accounted for using the equity method. In the third quarter, PG acquired Demag Delaval as part of the Atecs acquisition. On a comparable basis, sales grew 24% compared to fiscal 2000, including a positive currency translation effect of 4%, and orders grew 40%. The Group’s order backlog reached €26 billion at year-end including €11 billion of reservations. Higher customer prepayments enabled the Group to reduce its EBITA assets to a negative €1.003 billion, compared to a positive €178 million at the end of fiscal 2000.

Power Transmission and Distribution (PTD)

		Year ended September 30,
PTD Performance Data:	Change	2001	2000
		(€ in millions)
EBITA	113.3%	96	45
EBITA Margin	—	2.4%	1.4%
Total Sales	28.6%	4,053	3,151
New Orders	9.0%	3,887	3,566

		At September 30,
		2001	2000
EBITA assets	28.1%	1,004	784

          PTD improved its EBITA to €96 million, including restructuring charges and capacity adjustments of €31 million. Excluding these effects, EBITA was €127 million compared to €45 million a year earlier. EBITA margin was 2.4%, and EVA moved closer to positive territory. Excluding the restructuring charges and capacity adjustments, EBITA margin was 3.1%. The High Voltage Division drove the Group’s earnings improvement. The €31 million in charges were split between the Medium Voltage Division and Metering Division. Major projects helped push sales up 29%, to €4.053 billion for the fiscal year, while customers’ postponement of major projects in the Energy Management Division held order growth to 9%, or €3.887 billion. EBITA assets increased 28%, to €1.004 billion, due in part to acquisitions and lower advances received from customers.

Transportation

Transportation Systems (TS)

		Year ended September 30,
TS Performance Data:	Change	2001	2000
		(€ in millions)
EBITA	148.0%	186	75
EBITA Margin	—	4.6%	2.0%
Total Sales	8.4%	4,021	3,710
New Orders	51.7%	5,647	3,722

		At September 30,
		2001	2000
EBITA assets	171.8%	(916)	(337)

          TS more than doubled its earnings compared to the previous year, with EBITA of €186 million. EBITA margin also more than doubled, from 2.0% to 4.6%, improving the Group’s already positive EVA. Effective implementation of a Group-wide productivity initiative enabled TS to achieve its strong earnings performance on comparatively modest sales growth of 8%, to €4.021 billion compared to €3.710 billion a year earlier. The Group also excelled in winning new business, with orders growing 52% to €5.647 billion. New orders during the year included, 1,200 new passenger railcars and related maintenance in the United Kingdom, and a super-high-speed train for the city of Shanghai. These and other successful bids pushed the Group’s order backlog toward €11 billion at the end of the fiscal year. TS further reduced its already negative EBITA assets to a negative €916 million through ongoing asset management programs and higher customer prepayments.

Siemens VDO Automotive (SV)

		Year ended September 30,
SV Performance Data:	Change	2001	2000
		(€ in millions)
EBITA	—	(261)	89
EBITA Margin	—	(4.6%)	2.3%
Total Sales	48.8%	5,702	3,833
New Orders	48.5%	5,702	3,839

		At September 30,
		2001	2000
EBITA assets	—	3,691	937

          SV is the new name of Siemens automotive businesses, which merged with the VDO automotive operations of Atecs in the third quarter. SV recorded an EBITA of negative €261 million including €90 million in asset write-downs split between losses on the divestment of the Group’s wiring harness business and write-downs of investments. EBITA excluding these charges was a negative €171 million compared to a positive €89 million a year earlier due to pricing pressures, and continued significant development costs for innovative new technologies including advanced diesel injection systems as well as communications and multimedia systems. Sales and orders rose 49%, to €5.702 billion, compared to fiscal 2000, primarily due to the merger. The VDO Automotive businesses contributed €1.686 billion to both sales and orders for the year, while sales and orders grew slowly for the former Siemens Automotive businesses. EBITA assets, which include goodwill from the VDO acquisition, jumped to €3.691 billion from €937 million at the end of fiscal 2000, pushing EVA further into negative territory.

Medical

Medical Solutions (Med)

		Year ended September 30,
Med. Performance Data:	Change	2001	2000
		(€ in millions)
EBITA	74.5%	808	463
EBITA Margin	—	11.2%	9.4%
Total Sales	46.6%	7,219	4,924
New Orders	60.7%	8,444	5,253

		At September 30,
		2001	2000
EBITA assets	23.9%	4,099	3,308

          Med turned in excellent performance, achieving record levels in earnings, sales, and orders due in large part to successful integration of Acuson, acquired in fiscal 2001, and Shared Medical Systems Corp. (SMS), acquired in late fiscal 2000. EBITA of €808 million was 75% higher than in fiscal 2000. EBITA margin increased to 11.2%. Imaging systems remained the primary engine of Med’s profitable growth. Sales increased by 47% to €7.219 billion, and orders grew 61% to €8.444 billion. Currency translation effects contributed five percentage points of sales growth. The acquisition of Acuson was the main factor in the Group’s higher EBITA assets, which stood at €4.099 billion at the end of the fiscal year. The effect of acquisitions on EBITA assets resulted in a lower EVA than the prior year.

Lighting

Osram

		Year ended September 30,
Osram Performance Data:	Change	2001	2000
		(€ in millions)
EBITA	19.1%	462	388
EBITA Margin	—	10.2%	9.0%
Total Sales	4.5%	4,522	4,326
New Orders	4.5%	4,522	4,327

		At September 30,
		2001	2000
EBITA assets	(1.1%)	2,505	2,533

          Despite a significantly more difficult economic environment, particularly in the United States, Osram increased its EBITA to €462 million in fiscal 2001 from €388 million a year earlier. EBITA margin climbed to 10.2%, and EVA was positive. EBITA benefited from €54 million in nonrecurring gains, including €31 million related to the successful resolution of a patent rights issue in the fourth quarter and €23 million from an earn-out payment received in the first quarter related to the Group’s interest in a joint venture. Excluding these effects, Osram continued to maintain a 9% EBITA margin despite deteriorating economic conditions in its large U.S. market. Sales grew 5% compared to fiscal 2000, to €4.522 billion, primarily due to positive currency translation effects. EBITA assets decreased slightly, to €2.505 billion, from €2.533 billion at the end of fiscal 2000.

Corporate, eliminations (Operations) and Reconciliation to Financial Statements

          The Managing Board is responsible for assessing the performance of the Groups. Corporate, eliminations (Operations) and Reconciliation to Financial Statements include various categories of items which are not allocated to the Groups since the Managing Board has determined that such items are not indicative of Group performance. These include non-recurring, one-time charges or gains and results from centrally managed projects. In addition, Corporate, eliminations (Operations) includes corporate charges such as personnel as well as domestic pension related income or expense, certain corporate-related derivative activities, centrally held equity investments, business units, and corporate projects. Reconciliation to Financial Statements includes various items excluded by definition from EBITA. Group EBITA is used to determine bonus payments in accordance with our management incentive program.

          Corporate, eliminations (Operations).    EBITA for Corporate, eliminations was a negative €320 million in fiscal 2001 compared to a negative €1.270 billion a year earlier.

          Corporate headquarter expenses increased to €910 million in fiscal 2001 from €827 million in 2000, reflecting an increase of €252 million relating to activities in various central projects, particularly the Company’s e-business initiatives, partly offset by a decline in central personnel related expenses associated with the Company’s employee stock purchase program.

          In fiscal 2001, gains on available for sale securities increased to €227 million from €98 million in the prior fiscal year, reflecting the continuing disposal of a portion of the centrally managed equities portfolio.

          Domestic pension-related benefit (expense) increased from a negative €177 million in fiscal 2000 to a positive €418 million in fiscal 2001. In March 2000, the Company established a domestic pension trust and assets were contributed at that date. As a result, expected return on plan assets were included in the determination of net periodic pension benefit (expense) for the entire year in fiscal 2001. Prior to the establishment of the pension trust, the return on trading securities designated as pension assets was recorded as income from marketable securities.

           Other corporate charges totaled negative €168 million in fiscal 2001 compared to a negative €445 million in fiscal 2000. The total for fiscal 2001 includes a €209 million loss on the sale of a centrally held investment, €78 million in expenses on centrally managed litigation issues, €74 million in corporate interest expense in part related to the Atecs acquisition, €63 million in severance charges and €49 million attributable to the service cost component of domestic pension expense which is no longer allocated to the Groups. Fiscal 2001 also included a gain of €114 million related to currency effects and the treatment of derivative contracts not qualifying for hedge accounting, and positive resolution of certain asset disposal contingencies of €162 million.

          In fiscal 2000, other corporate items included the following: higher charges related to currency effects and the treatment of derivative contracts not qualifying for hedge accounting of €212 million, losses on asset dispositions totaling €210 million, €178 million in employee severance and contract termination costs associated with the Ten Point Program, and €68 million related to the centrally managed outsourcing contract in Argentina originally entered into by SBS. The €178 million in employee severance and contract termination costs relate to the Groups primarily as follows: PG €60 million, SBT €46 million, SBS €35 million and TS €10 million. Fiscal 2000 also included €692 million in income from marketable securities classified as trading.

          EBITA assets in the prior year included an initial deposit of €2.1 billion related to the Atecs acquisition, which closed in fiscal 2001. As a result of the closing, the assets of the acquired and consolidated Atecs activities were assigned to their respective Operating Groups (SD, SV, and PG) in fiscal 2001. EBITA assets were reduced in fiscal 2001 by the recognition of a minimum pension liability of €2.7 billion, offset in part by assets from the Atecs acquisition that are classified as held for sale.

          Reconciliation to Financial Statements.    Other interest expense increased in fiscal 2001 as a result of higher borrowings to fund Operations. Goodwill amortization and IPR&D expenses increased as a result of acquisitions in fiscal 2000 and 2001, primarily Atecs and SMS. Gains on sales and dispositions of significant business interests and other special items are discussed under “—Net income excluding special items.”

Infineon

Infineon Technologies (Infineon)

		Year ended September 30,
Infineon Performance Data:	Change	2001	2000
		(€ in millions)
EBIT		(1,024)	1,670
EBIT Margin	—	(18.1%)	22.9%
Total Sales	(22.1%)	5,671	7,283
New Orders	(50.3%)	4,390	8,837

		At September 30,
		2001	2000
Net Capital Employed	13.3%	6,471	5,709

          As of September 30, 2001 Siemens held a 50.4% economic interest in Infineon and we continued to consolidate it in our consolidated financial statements. Infineon’s EBIT (earnings before interest and taxes) decreased to a loss of €1.024 billion down from a positive EBIT of €1.670 billion in fiscal year 2000. Earnings were negatively affected by strong price erosion, especially for memory products, and costs of carrying currently unused capacity in most non-memory segments. EBIT declined in all of Infineon’s divisions, with the exception of Automotive and Industrial. Especially affected by strong price erosion was the Memory Products Division which recorded a loss of €931 million for fiscal 2001 compared to net income of €1.337 billion in the prior year.

           The Group’s loss includes charges of €358 million in connection with inventory write-downs, acquisition related expenses of €111 million, restructuring charges of €117 million, impairment charges of €25 million and gains from the sale of non-core businesses of €235 million. Excluding these write-downs, expenses, charges and gains EBIT amounted to a loss of €648 million. The restructuring charge is part of an overall plan to eliminate approximately 5,000 positions by September 30, 2002. This plan is part of a cost savings program intended to streamline the Group’s procurement and logistics processes, as well as reduce information technology, research and development, overhead and manufacturing costs.

          Sales for the fiscal year decreased 22% to €5.671 billion from €7.283 billion in the prior year as a result of a sharp decline in the overall semiconductor market, particularly affecting market conditions for memory and mobile communication products. Net capital employed increased to €6.471 billion from 5.709 billion primarily due to increased capital expenditures.

Financing and Real Estate

Siemens Financial Services (SFS)

		Year ended September 30,
SFS Performance Data:	Change	2001	2000
		(€ in millions)
Income before income taxes	102.6%	158	78
Total Sales	35.9%	481	354

		At September 30,
		2001	2000
Total assets	9.7%	9,363	8,532

          SFS increased its income before income taxes €80 million year-over-year, to €158 million. Gains on the sale of equity stakes held by Siemens Project Ventures in India and USA contributed €45 million of the increase. These gains helped further improve the Group’s positive EVA. Higher interest income from the factoring of receivables and the Group’s growing leasing business was offset by higher loan provisions and increased administrative expense, resulting in part from the acquisition of Schroder Leasing Ltd. in the prior year. Sales climbed to €481 million, 36% higher than in fiscal 2000. Sales primarily represent lease revenues from operating leases, and do not reflect the bulk of the Group’s business in capital leases and other financing activities. Total assets increased to €9.363 billion, 10% higher than at the end of fiscal 2000, due to increased receivables in the leasing business of the Equipment Sales Financing Division.

Siemens Real Estate (SRE)

		Year ended September 30,
SRE Performance Data:	Change	2001	2000
		(€ in millions)
Income before income taxes	6.0%	213	201
Total Sales	8.6%	1,542	1,420

		At September 30,
		2001	2000
Total assets	(3.4%)	3,469	3,590

          Income before income taxes at SRE increased 6% to €213 million. As in fiscal 2000, a significant part of the earnings resulted from gains on the dispositions of real estate assets, amounting to €117 million as compared to €111 million in fiscal 2000. The Group generated most of its remaining pretax earnings from rental income related to its real estate management and lease administration activities. Of the total sales of €1.542 billion in fiscal 2001, more than 75% relates to rental income, with the balance composed primarily of sales from facilities services. The 9% increase in total sales results in part from increased rentals following SRE’s assumption of control over additional Siemens real estate and increased demand. Total assets declined 3%.

CONSOLIDATED STATEMENTS OF INCOME—Fiscal 2001 Compared to Fiscal 2000

          The following discussion adheres to our component model of reporting and includes an analysis of the income statement organized by component: Operations, Financing and Real Estate, and Eliminations, reclassifications and Corporate Treasury.

Operations

          Net sales in fiscal 2001 totaled €82.427 billion, an increase of 15% compared to fiscal 2000. The acquisitions of Shared Medical Systems Corp. (SMS), Acuson, Efficient Networks and Atecs Mannesmann AG and other acquired businesses contributed approximately €3.5 billion in additional sales. Every business area contributed to the positive sales trend, with ICN, ICM, A&D and PG leading the Group contributions. Revenues were also affected positively by foreign currency effects of 1%.

          As a percentage of revenue, gross profit on sales decreased slightly from 27.5% to 27.0%. Higher margins at PG, TS and Med were offset by restructuring charges and asset write-downs including severance charges and inventory write-downs as well as by contract loss accruals primarily at ICN, ICM, SBS and SD, and margin erosion at ICN and ICM. See the analysis above for further comments on the individual Groups.

          Research and development expenses for the Operations component exclude purchased IPR&D. These expenses are reported together with goodwill amortization as a line item below EBITA from Operations. R&D increased 17.5% to €5.427 billion in fiscal 2001. R&D spending represented 6.6% of sales, 0.1 percentage points more than in the prior fiscal year. The increase reflects our ongoing R&D efforts in a wide variety of areas, including higher spending on the development of network products for UMTS wireless technologies at our ICM group and continued spending on IP convergence products at ICN. Expansion of research and development programs at SV and Med also contributed to the increase.

          Marketing, selling and general administrative expenses increased 16.7% to €15.559 billion compared to fiscal 2000. This figure represents 18.9% of sales, an increase of 0.3 percentage points over the prior year. The majority of the increase was contributed by ICN and ICM, reflecting higher accounts receivable provisions, including those related to Winstar Communications, as well as increased advertising costs at ICM.

          Other operating income (expense), net from operations decreased to a negative €118 million compared to a negative €13 million in fiscal 2000. The current period includes higher amortization expense of intangibles primarily related to the Atecs acquisition and losses on the divestment of a business at SV.

          Income from investments in other companies decreased by €334 million to an expense of €24 million, due primarily to a €209 million loss on the sale of a centrally managed investment. Also included in fiscal 2001 are additional charges and expenses resulting from the write-down of venture capital and equity investments at ICN and SV. In contrast, fiscal 2000 includes €161 million in gains on the sale of investments at ICN.

          Income from financial assets and marketable securities in fiscal 2001 was a positive €263 million. This includes principally €420 million in gains on sales of available for sale securities offset by €184 million of write-downs of marketable securities, particularly Brokat AG, that suffered a material decline in value which we have determined to be other than temporary. Income from financial assets and marketable securities in fiscal 2000 was a positive €832 million. This includes principally €692 million in income on marketable securities classified as trading and €174 million of gains on sales of available for sale securities. Subsequent to the contribution in March 2000 of the trading portfolio to the domestic pension trust, the Company no longer maintains a trading portfolio.

           EBITA from Operations in fiscal 2001 decreased to €1.329 billion from €2.799 billion in fiscal 2000 reflecting in large part charges for restructuring and asset write-downs. As a result, EBITA margin decreased to 1.6% compared to 3.9% in fiscal 2000.

          Other interest income (expense), net increased to an expense of €304 million compared to an expense of €220 million in fiscal 2000, due primarily to interest on a liability relating to our acquisition of Atecs and interest on other financial indebtedness.

          Goodwill amortization and purchased IPR&D expenses of Operations totaled €665 million in fiscal 2001 compared to €253 million in fiscal 2000. The increase reflects the goodwill amortization and IPR&D expenses relating to Acuson, acquired in November 2000, and Atecs and Efficient, acquired in April 2001.

          Gains on sales and dispositions of significant business interests include the gain resulting from the irrevocable transfer of Infineon shares into our domestic pension trust, as well as a gain from an additional capital offering by Infineon as described below in “—Siemens Worldwide.” Other special items include goodwill impairments related to Efficient and Milltronics, and the write-down of inventories and assets associated with the contract cancellation in Argentina discussed above in “—Net income excluding special items.”

Infineon

          Infineon’s net sales decreased to €5.671 billion in fiscal 2001 from €7.283 billion in fiscal 2000, a decrease of approximately 22%, due primarily to a sharp decline in the overall semiconductor market.

          As a percentage of revenue, gross profit on sales decreased from 43.6% in fiscal 2000 to 11.5% in the current year due to significantly reduced prices and under-utilization of certain production facilities as well as write-downs of inventory of approximately €358 million.

          Infineon’s research and development expenses increased by 16.0% to €1.189 billion in fiscal 2001 from €1.025 billion in fiscal 2000. R&D spending represented 21.0% of sales, 6.9% percentage points more than in the prior fiscal year. Included in R&D expenses are IPR&D charges of €69 million in fiscal 2001, compared to €26 million in fiscal 2000. R&D expenses in fiscal 2001 were focused mainly on the development of next generation products including DRAM, mobile phone and fixed line technologies.

          Marketing, selling and general administrative expenses increased to €786 million, a 17.3% increase compared to fiscal 2000. This figure represents 13.9% of sales, an increase of 4.7 percentage points over the prior year. The increase as a percentage of net sales reflected primarily the decline in sales volume, but was also partially due to the expansion of Infineon’s sales infrastructure, particularly outside Europe.

          Infineon’s other operating income increased to €200 million in fiscal 2001 from €2 million in fiscal 2000, reflecting a gain on the disposition of Infineon’s image and video and infrared components businesses.

          Reflecting the above factors, Infineon’s EBIT was a negative €1.024 billion in fiscal 2001 compared to a positive €1.670 billion last year.

          Other interest (expense) income, net decreased from a positive €74 million in fiscal 2000 to an expense of €1 in fiscal 2001 reflecting higher interest expense on debt and lower interest income.

Financing and Real Estate

          Sales from Financing and Real Estate increased 14% to €2.016 billion compared to fiscal 2000. The increase is predominantly attributable to the Equipment Sales Financing division at SFS and additional real estate property leases at SRE.

           Other operating income (expense), net was €143 million in fiscal 2001 compared to €245 million in 2000. Both years included gains on the disposal of real estate. For fiscal 2001, interest income was €68 million, which represents an increase of €65 million as compared to 2000. This increase resulted from higher volumes in equipment leasing and from sales of receivables. As a result, income before income taxes increased to €371 million compared to €279 million in fiscal 2000.

Eliminations, Reclassifications and Corporate Treasury

          This component of Siemens worldwide includes eliminations of activity conducted between the other three components: Operations, Infineon, and Financing and Real Estate. In practical terms, these eliminations primarily concern transactions between the Operations and Financing and Real Estate components. To the extent that Infineon provides products or services to Operations, that activity is eliminated here as well.

          This component also includes reclassification of financial items, which are associated with Operations but not included in EBITA of Operations. We make these reclassifications in our Consolidated Statements of Income to enable increased transparency in reporting results for Operations. Examples of such reclassifications in fiscal 2001 include €258 million into cost of goods sold related to a write-down of assets associated with a centrally managed project in Argentina, €126 million in IPR&D related to the acquisitions of Acuson, Atecs and Efficient, reclassified as research and development expenses for Siemens worldwide, and €927 million in goodwill impairments primarily related to the acquisitions of Efficient and Milltronics reclassified as other operating expense for Siemens worldwide.

          Finally, this component also reflects the results of intra-Siemens activity by our Corporate Treasury, which provides corporate finance and treasury management services to our Operations component (excluding Infineon Technologies AG) and to our Financing and Real Estate component.

Siemens Worldwide (Including Infineon)

          New orders in fiscal 2001 rose to €92.528 billion, 11% or €9.102 billion higher than in fiscal 2000. Orders in Germany increased 5% to €18.921 billion from €18.043 billion in fiscal 2000. International orders rose faster, from €65.383 billion a year ago to €73.607 billion in fiscal 2001, an increase of 13%. Sales for the fiscal year climbed 12% to €87.000 billion. Sales in Germany increased by 1% to €19.144 billion, while international sales rose 16% to €67.856 billion. International business now accounts for almost 80% of Siemens’ total volume.

          Gross profit decreased by 1.2 percentage points to 26.6% in fiscal 2001. The effects of Operations, Financing and Real Estate and Eliminations, reclassifications and Corporate Treasury on gross profit are discussed above. In addition, gross profit for Siemens worldwide was negatively affected by the significant decrease in gross profit at Infineon.

          Gains on sales and dispositions of significant business interests for the fiscal year were €4.238 billion. Included in this amount was a €3.459 billion pre-tax gain as a result of the irrevocable transfer of 93,825,225 shares of Infineon to our domestic pension trust. We also recorded a €484 million gain resulting from Infineon’s sale of 60 million of its shares in a capital increase in the fourth quarter. In addition, Infineon increased its capital in connection with acquisitions which resulted in a gain of €122 million. Siemens did not participate in these capital increases. Taken together these transactions had the effect of reducing Siemens’ ownership interest in Infineon from approximately 71% as of the end of last fiscal year to 50.4% as of September 30, 2001.

          As described in “—Liquidity and Capital Resources” below, with the worldwide decline in equity markets, Siemens’ worldwide pension plans experienced a significant change in their funding status in fiscal 2001. Primarily as a result of the decline in funding status, net periodic pension cost in fiscal 2002 will increase.

           The effective tax rate on income for fiscal 2001 was 29%, which was positively impacted by the tax-free sale of a part of our interest in Infineon. In fiscal 2001, lower tax rates mandated by the tax reform passed in Germany in October 2000 resulted in a one-time reduction of €222 million in income tax expense after adjustment of Siemens’ deferred tax balances at October 1, 2000.

Results of Operations—Fiscal 2000 Compared to Fiscal 1999

Highlights for fiscal 2000

•	Net income for fiscal 2000 increased by €7.651 billion to €8.860 billion, including gains on sales of significant business interests.

•
Our fiscal 2000 income before income taxes for the period includes a number of one-time effects of €7.826 billion from the gains on the sales of significant business interests net of related costs. Such gains include the initial public offering of Infineon Technologies AG.

•	Total net cash provided by operating activities for fiscal 2000 was €5.896 billion.

•
Fiscal 2000 sales climbed 13.8% to €77.484 billion, compared to €68.069 billion a year earlier. Approximately 5% of the increase is a result of currency translation effects. Taking into account the effect of divestments and acquisitions, sales at continuing businesses grew by approximately 19%.

Portfolio Optimization Program

          In 1998, we commenced our Ten Point Program of portfolio optimization, pursuant to which we determined to divest businesses that no longer fit within our overall portfolio. The divestitures described below were originally announced as part of that program. We intend to retain and build only those activities that have a chance of gaining leading competitive positions in their respective markets. For businesses that cannot achieve this aim through their own efforts, we will strengthen them through joint ventures and acquisitions. We completed the following transactions in fiscal 2000:

Divestments and equity offerings

•
In October 1999, we raised €767 million through the public offering of shares of EPCOS AG (our joint venture with Matsushita in the field of passive components and electron tubes) on the Frankfurt and New York stock exchanges. We continue to hold a stake in the business amounting to 12.5% plus one share.

•	In November 1999, we sold Siemens Electromechanical Components GmbH & Co. KG (formerly our Electromechanical Components group) to Tyco International Ltd., resulting in net proceeds of €874 million.

•
We sold Siemens Nixdorf Retail and Banking Systems (part of our former Information and Communications Products group) in December 1999 to a consortium including financial investors Kohlberg Kravis Roberts & Co. LP and GS Capital Partners III, LP, the private equity arm of Goldman Sachs & Co. This sale resulted in net proceeds of €698 million.

•	We sold Vacuumschmelze GmbH (which was a part of our former Passive Components and Electron Tubes group) to The Morgan Crucible Company plc in December 1999, resulting in net proceeds of €180 million.

•
We sold our fiber-optic cable and optical fiber business (part of our former Information and Communications Products group) to Corning, Inc. of the United States in a transaction conducted mainly during February 2000, resulting in net proceeds of €1.107 billion.

•	We raised €6.104 billion through the sale of shares of Infineon Technologies AG in combination with their listing on the Frankfurt and New York stock exchanges on March 13, 2000.

•
In March 2000, we sold our interest in a Switzerland-based television cable business (which was part of our Information and Communication Networks group) to NTL Incorporated of the United States. The net proceeds were €839 million.

           We include the results of these transactions in our Income Statement as “Gains on sales of significant business interests”. Except for Infineon, our results for fiscal 2000 do not include results from any of these divested businesses after divestiture.

Joint ventures and acquisitions

•
In October 1999, Fujitsu Siemens Computers (Holding) B.V., Amsterdam, the joint venture between the computer business of our Information and Communication Mobile group (ICM) and Fujitsu Computers Europe Ltd., took effect.

•
Also in October 1999, we launched an electric motor joint venture between our Automation & Drives group (A&D) and Yaskawa Electric Corporation of Japan. Automation & Drives also acquired Moore Products Corp. of the United States in February 2000 for a purchase price of €180 million, and Milltronics Ltd. of Canada in March 2000 for a purchase price of €242 million.

•
In November 1999, we announced the formation of a joint venture by our Information and Communication Mobile (ICM) group and NEC Corporation of Japan. The joint venture, called “Mobisphere Ltd.—a Siemens and NEC Company”, is developing technologies for the UMTS wireless communication system.

•	In February 2000, Osram acquired the activities of Motorola Lighting Inc. of the United States for a purchase price of approximately U.S.$110 million.

•	In April 2000, Siemens Business Services (SBS) acquired Entex Information Services, Inc., an information services provider in the United States, for a purchase price of €294 million.

•	In April 2000, Power Generation (PG) entered into a hydroelectric power joint venture with JM Voith AG of Germany.

•	In May 2000, Information and Communication Mobile (ICM) acquired the mobile telecommunications development operations of Robert Bosch GmbH for €172 million.

•	In June 2000, Siemens Financial Services (SFS) acquired Schroder Leasing plc of the United Kingdom for £90 million.

•	In July 2000, Medical Solutions (Med) completed its acquisition of Shared Medical Systems Corp. (SMS) of the United States for approximately U.S.$2.0 billion.

Business Groups

          The following table setting forth key performance data for our business groups is derived from our segment data in our consolidated financial statements and should be read in conjunction with that data and with Note 29 to the consolidated financial statements:

Key Performance Data by Business Group

	New orders (1) (unaudited)		Total sales (2)		EBIT (3)		Net capital employed (4)
	2000	1999	2000	1999	2000	1999	2000	1999
Operations
Information and Communication Networks (ICN)	11,648	9,881	11,323	9,908	573	499	4,341	4,414
Information and Communication Mobile (ICM)	10,420	10,921	8,910	10,638	699	515	2,858	3,510
Siemens Business Services (SBS)	5,857	5,095	5,882	5,001	61	73	1,387	860
Automation and Drives (A&D)	8,163	7,168	7,943	7,059	843	711	2,611	2,307
Industrial Solutions and Services (I&S)	4,401	4,144	4,226	4,028	108	131	373	499
Siemens Production and Logistics Systems (PL)	1,913	1,440	1,786	1,269	185	68	549	552
Siemens Building Technologies (SBT)	5,066	4,407	4,932	4,280	283	125	2,212	2,481
Power Generation (PG)	9,409	7,016	7,757	7,483	58	(206)	169	2,208
Power Transmission and Distribution (PTD)	3,566	2,930	3,151	3,347	42	117	781	686
Transportation Systems (TS)	3,722	3,130	3,710	3,158	67	(45)	(344)	79
	New orders (1) (unaudited)		Total sales (2)		EBIT (3)		Net capital employed (4)
	2000	1999	2000	1999	2000	1999	2000	1999
Operations (continued)
Siemens Automotive (AT)	3,839	3,267	3,833	3,273	86	162	934	888
Medical Solutions (Med)	5,253	4,165	4,924	4,075	443	332	3,204	1,178
Osram	4,327	3,660	4,326	3,660	380	319	2,524	2,220
Electromechanical Components (EC)	—	945	—	828	—	9	—	501
Corporate, eliminations	(4,759)	(4,668)	(1,100)	(2,586)	(1,282)	(581)	2,074	2,429

Total Operations	72,825	63,501	71,603	65,421	2,546	2,229	23,673	24,812
Reconciliation to financial statements	—	—	—	—	—	—	45,436	39,413
Other interest expense	—	—	—	—	(220)	(401)	—	—
Gains on sales and dispositions of significant business interests	—	—	—	—	7,826	—	—	—
Other special items	—	—	—	—	(280)	—	—	—

Operations income before income taxes/total assets/total amortization, depreciation and write-downs	—	—	—	—	9,872	1,828	69,109	64,225

					EBIT		Net capital employed
Infineon Technologies (Infineon)	8,837	4,624	7,283	4,237	1,670	(13)	5,709	4,036
Reconciliation to financial statements	—	—	—	—	74	44	3,144	2,409

Infineon income (loss) before income taxes/total assets	—	—	—	—	1,744	31	8,853	6,445

					Income before income taxes		Total assets
Financing and Real Estate
Siemens Financial Services (SFS)	354	277	354	277	78	85	8,532	5,301
Siemens Real Estate (SRE)	1,410	1,158	1,420	1,162	201	129	3,590	2,752
Eliminations	—	—	—	—	—	—	(508)	(322)

Total Financing and Real Estate	1,764	1,435	1,774	1,439	279	214	11,614	7,731

Eliminations, reclassification and Corporate Treasury	—	—	(3,176)	(3,028)	344	45	(7,922)	(6,681)

Siemens worldwide	83,426	69,560	77,484	68,069	12,239	2,118	81,654	71,720

(1)	New orders are determined principally as the estimated sales value of accepted purchase orders and order value changes and adjustments, excluding letters of intent.
(2)	Includes intersegment sales.
(3)
EBIT is measured as earnings before financing interest, certain domestic pension costs and income taxes. Interest income related to accounts receivable to customers, cash allocated to the segments and accounts payable to suppliers are part of EBIT. Certain one-time items which are described below are part of “Reconciliation to Financial Statements”. EBIT differs from our Income before income taxes and you should not consider it to be the same. Other companies that use EBIT may calculate it differently, and their figures may not be comparable to ours.

(4)
Net Capital Employed, as an EBIT-related asset indicator, is the only measure that we use to assess the performance for our segments and represents total assets less cash not allocated to the segments and deferred tax assets and less non-interest bearing liabilities other than deferred tax liabilities.

          Our thirteen “Operations” business groups involve manufacturing, industrial and commercial solutions and services related more or less to our origins in the electrical business. We refer to these groups as our “Operations”, to distinguish them from our financial services activities. In the discussion that follows we measure the profitability of our operations groups by EBIT, and that of our financial services groups by income before income tax, since interest expense and income is the important source of revenue and expense for our financial services groups.

          We complete our segment reporting with the line item “Corporate, eliminations (Operations) and Reconciliation to Financial Statements”, which includes, among other things, various categories of items that are not allocated to the groups.

The following discussion analyzes the performance of each of our business groups and discusses changes in our “Corporate, eliminations (Operations) and Reconciliation to Financial Statements” item.

Information and Communications

Information and Communication Networks (ICN)

		Year ended September 30,
ICN Performance Data:	Change	2000	1999
		(€ in millions)
EBIT	14.8%	573	499
EBIT Margin	—	5.1%	5.0%
Total Sales	14.3%	11,323	9,908
New Orders	17.9%	11,648	9,881

		At September 30,
		2000	1999
Net Capital Employed	(1.7%)	4,341	4,414

          ICN’s EBIT increased by €74 million to €573 million and EBIT margin (EBIT as a percent of total sales) remained stable. EBIT was positively affected in fiscal 2000 by investments where we realized gains of €120 million on sales of shares in start-up companies, €161 million in gains on the sale of investments and by a €43 million gain on real estate. This is partially offset by an increase in provisions for accrued contract losses. Gross profit margins declined slightly reflecting principally the effects of higher component prices that affected our industry generally as well as price pressures that affected our EWSD product line in our Wireline Networks division. As in fiscal 1999, the group’s strongest earnings contribution came from the continued robust performance of our Wireline Networks and Enterprise Networks divisions. ICN also enjoyed substantial growth of revenue and earnings from the Optical Networks division, driven by our expansion into the United States in fiscal 2000. As in fiscal 1999, EBIT continued to be negatively affected by significant start-up losses and goodwill amortization in our Unisphere division, principally in our U.S. operation, Unisphere Networks, Inc., where losses approximated €350 million in fiscal 2000 compared to €160 million for the six months of fiscal 1999 in which Unisphere Networks Inc. was consolidated. The Unisphere losses do not include a write off of Argon goodwill in fiscal 2000 and a write off of in-process research and development costs in fiscal 1999 described below in “—Corporate, eliminations (Operations) and Reconciliation to Financial Statements”. ICN’s EBIT was also negatively affected by continuing losses in the Information and Broadband division reflecting the continued underperformance of the ATM-business. We have disbanded this division in fiscal 2001 and reorganized the ongoing businesses as part of various other ICN and ICM divisions, including a new ICN division called Access Solutions.

          ICN’s total sales rose 14.3% to €11.323 billion in 2000, benefiting from strong international business, mainly in the Wireline Networks division. Approximately 4% of the growth was attributable to currency translation effects, with an additional 4% stemming from the full consolidation of a business that had previously been operated as part of a joint venture and accounted for using the equity method. Net capital employed decreased slightly despite increased sales, in part as a result of significant sales of receivables to SFS.

Information and Communication Mobile (ICM)

		Year ended September 30,
ICM Performance Data:	Change	2000	1999
		(€ in millions)
EBIT	35.7%	699	515
EBIT Margin	—	7.8%	4.8%
Total Sales	(16.2%)	8,910	10,638
New Orders	(4.6%)	10,420	10,921

		At September 30,
		2000	1999
Net Capital Employed	(18.6%)	2,858	3,510

          ICM’s EBIT increased by 35.7% to €699 million in fiscal 2000, while EBIT margin grew by 3.0 percentage points. Growth in EBIT margin was driven by the strong increase in sales in our Devices division led by a near doubling in the number of mobile phone handsets sold. Prices remained firm through most of the year, leading to increased profit margins and strong growth in EBIT for our Devices division. ICM achieved its increase in EBIT in spite of an increase in depreciation and amortization due to our substantial addition to plant capacity. EBIT was positively affected in fiscal 2000 by investments where we realized gains of €33 million on sales of shares in start-up companies. Our Networks division also increased its contribution to EBIT in fiscal 2000. ICM’s improved performance in fiscal 2000 was tempered by several factors. Our Devices division recorded sharply reduced earnings in the fourth quarter, as prices softened and we purchased components at higher spot market prices, particularly when denominated in the strong U.S. dollar and Japanese yen, and incurred increased marketing and selling expenses largely attributable to a major brand campaign. Also in the fourth quarter, ICM incurred one-time charges to sell off discontinued products from the acquired Bosch operations and close its analog and encrypted phone businesses. Finally, our computer business, which had contributed a modest profit in fiscal 1999, turned in a loss in fiscal 2000 as a result of our 50% share of the losses at the new Fujitsu Siemens Computers joint venture.

          Total sales declined from €10.638 billion to €8.910 billion, but on a comparable basis, after eliminating sales from our computer business, which was contributed to the Fujitsu Siemens joint venture, and the businesses we sold, sales grew about 68% principally as a result of the strong sales of mobile handsets. Net capital employed decreased to €2.858 billion, reflecting the deconsolidation effects and increased use of contract manufacturers.

Siemens Business Services (SBS)

		Year ended September 30,
SBS Performance Data:	Change	2000	1999
		(€ in millions)
EBIT	(16.4%)	61	73
EBIT Margin	—	1.0%	1.5%
Total Sales	17.6%	5,882	5,001
New Orders	15.0%	5,857	5,095

		At September 30,
		2000	1999
Net Capital Employed	61.3%	1,387	860

          SBS’s EBIT declined to €61 million in fiscal 2000 despite an increase in total sales. The decline in EBIT is principally a result of increased marketing and selling costs relating to the development of new customers and markets. Gross profit margins remained stable and EBIT margins remained at an unsatisfactory level. EBIT was affected in fiscal 2000 by a positive contribution of about €40 million resulting from transactions relating to the initial public offering of SAP Systems Integrations, Dresden, in which SBS holds a minority interest, including gains on available-for-sale securities. EBIT also includes an additional €14 million from the sale of a minor investment. Losses at Entex Information Services, Inc. in the United States, which we acquired in fiscal 2000, as well as expenses related to the integration of Entex, negatively affected EBIT by approximately €30 million. In fiscal 2000, a charge of €68 million has been recorded in “Corporate, eliminations (Operations) and Reconciliation to Financial Statements” related to an Argentine outsourcing contract originally entered into by SBS management. Subsequent to this contract becoming centrally managed, revenues and expenses relating to this contract are included in “Corporate, eliminations (Operations) and Reconciliation to Financial Statements”. No revenues were reported under “Corporate, eliminations (Operations) and Reconciliation to Financial Statements” in fiscal 2000 relating to this contract. Prior to the contract becoming centrally managed, revenues of less than €1 million and €9.3 million in fiscal 2000 and 1999, respectively, were included in SBS. In addition, SBS’s EBIT in fiscal 2000 and 1999 included losses of €3.4 million and income of €1.1 million, respectively, related to this contract. If the operating results relating to the Argentine contracts were included in the SBS operating segment in both periods, EBIT would have been a loss of €7 million in fiscal 2000 compared to income of €73 million in fiscal 1999. This is discussed more fully under Item 4: “Information about the Company—Long-Term Contracts and Contract Losses”.

          The increase in total sales of €881 million results from sales of new outsourcing contracts and the acquisition of Entex. Net capital employed increased from €860 million to €1.387 billion mainly as a result of new contracts, pursuant to which SBS will provide services on an outsourcing basis, and the Entex acquisition.

Automation and Control

Automation and Drives (A&D)

		Year ended September 30,
A&D Performance Data:	Change	2000	1999
		(€ in millions)
EBIT	18.6%	843	711
EBIT Margin	—	10.6%	10.1%
Total Sales	12.5%	7,943	7,059
New Orders	13.9%	8,163	7,168

		At September 30,
		2000	1999
Net Capital Employed	13.2%	2,611	2,307

          A&D increased its EBIT 18.6% to €843 million on an improved EBIT margin. Gross profit margins improved slightly due to volume increases and a shift in the product mix to innovative higher-margin products. The Low-Voltage Control and Installation Technology businesses, the Distribution division and the Manufacturing Automation business made especially strong contributions.

          Total sales grew 12.5% to €7.943 billion, spurred by strong international markets. Currency translation effects added approximately 4% to total sales, and the first-time inclusion of acquisitions also added approximately 4%. Despite the effects of acquisitions and increased sales, net capital employed increased by only €304 million to €2.611 billion in part as a result of an improvement in working capital.

Industrial Solutions & Services (I&S)

		Year ended September 30,
I&S Performance Data:	Change	2000	1999
		(€ in millions)
EBIT	(17.6%)	108	131
EBIT Margin	—	2.6%	3.3%
Total Sales	4.9%	4,226	4,028
New Orders	6.2%	4,401	4,144

		At September 30,
		2000	1999
Net Capital Employed	(25.3%)	373	499

          I&S’s EBIT declined to €108 million, and EBIT margin was off by 0.7 percentage points. The decline in EBIT margin was primarily attributable to increased marketing and selling expenses as we promoted our sales growth outside of Germany. Gross profit margin remained stable at an unsatisfactory level due to price pressure. Our Technical Services division contributed most of our profits in both fiscal 2000 and 1999. The group’s IT Plant Solutions division, which was formed at the beginning of fiscal 2000 and operates in the growing market for industrial information technology, also contributed positively to EBIT in its first year.

          Total sales rose 4.9% to €4.226 billion, about half of which was a result of currency translation effects and the other half a result of increased international business. Net capital employed decreased by €126 as a result of our asset management efforts.

Siemens Production and Logistics Systems (PL)

		Year ended September 30,
PL Performance Data:	Change	2000	1999
		(€ in millions)
EBIT	172.1%	185	68
EBIT Margin	—	10.4%	5.4%
Total Sales	40.7%	1,786	1,269
New Orders	32.9%	1,913	1,440

		At September 30,
		2000	1999
Net Capital Employed	(0.5%)	549	552

          PL more than doubled its EBIT to €185 million in fiscal 2000 and nearly doubled its EBIT margin. Gross profit margins improved due to product innovation, improved production costs resulting from volume increases, and a firm pricing environment, particularly in the Electronics Assembly Systems division, which was the main contributor to EBIT in both fiscal 2000 and 1999.

          Total sales rose 40.7% to €1.786 billion with the Electronics Assembly Systems division improving in all its markets with strong customer acceptance of an innovative generation of surface mount technology (SMT) placement systems. Strong market trends for automation solutions benefited sales in our other divisions as well. About 10% of the increase in total sales was a result of currency translation effects. Net capital employed remained stable.

Siemens Building Technologies (SBT)

		Year ended September 30,
SBT Performance Data:	Change	2000	1999
		(€ in millions)
EBIT	126.4%	283	125
EBIT Margin	—	5.7%	2.9%
Total Sales	15.2%	4,932	4,280
New Orders	15.0%	5,066	4,407

		At September 30,
		2000	1999
Net Capital Employed	(10.8%)	2,212	2,481

          SBT more than doubled its EBIT to €283 million due to volume effect and nearly doubled its EBIT margin. EBIT benefited from a gain of €22 million in fiscal 2000, compared to €17 million in fiscal 1999 from asset disposals conducted as part of its asset management efforts. Gross profit margin remained stable. The Landis & Staefa division, which had contributed significantly to EBIT in fiscal 1999, improved its contribution further by focusing on its devices and services businesses. The Cerberus division also continued its strong contribution to EBIT.

          Total sales rose 15.2% to €4.932 billion, primarily as a result of strong demand in the NAFTA and Asia-Pacific regions and currency translation effects of 6%. SBT’s net capital employed decreased by 10.8%, in part as a result of our asset management efforts.

Power

Power Generation (PG)

		Year ended September 30,
PG Performance Data:	Change	2000	1999
		(€ in millions)
EBIT	—	58	(206)
EBIT Margin	—	0.7%	(2.8%)
Total Sales	3.7%	7,757	7,483
New Orders	34.1%	9,409	7,016

		At September 30,
		2000	1999
Net Capital Employed	(92.3%)	169	2,208

          PG improved its EBIT to €58 million from a loss in fiscal 1999. In fiscal 1999, we recognized significant expenses related to performance issues in our new generation of gas turbines. PG reduced its costs in fiscal 2000 by solid progress in meeting technical challenges with its new gas turbine technology, while achieving high utilization of capacity in the Fossil Power Generation division due to the strong demand for gas turbines particularly in the United States. As a result, PG’s gross profit margin improved significantly. In fiscal 2000, a charge of €450 million has been recorded in “Corporate and reconciliation” for two related contracts in Mexico originally entered into by PG management. Subsequent to these contracts becoming centrally managed, revenues and expenses relating to these contracts are included in “Corporate, eliminations (Operations) and Reconciliation to Financial Statements”. Revenues of €179 million were included in “Corporate, eliminations (Operations) and Reconciliation to Financial Statements” in fiscal 2000 relating to these contracts. Prior to the transfer, revenues of nil and €89 million in fiscal 2000 and 1999, respectively, were included in PG. In addition, PG’s EBIT in fiscal 2000 and 1999 included losses of nil and €13 million, respectively, related to these contracts. If the operating results relating to the Mexican contracts were included in the PG operating segment in both periods, EBIT would have been a loss of €392 million in fiscal 2000 compared to a loss of €206 million in 1999. This is discussed more fully under Item 4: “Information about the Company—Long-Term Contracts and Contract Losses”.

          The 3.7% increase in total sales is attributable in full to currency translation effects, which added about 7% to sales. Strong demand for gas turbines in the United States more than offset weaker demand in other markets and enabled PG to increase new orders 34.1% to €9.409 billion. The demand for gas turbines in the United States led to a higher level of customer prepayments, which enabled PG to sharply reduce net capital employed.

Power Transmission and Distribution (PTD)

		Year ended September 30,
PTD Performance Data:	Change	2000	1999
		(€ in millions)
EBIT	(64.1%)	42	117
EBIT Margin	—	1.3%	3.5%
Total Sales	(5.9%)	3,151	3,347
New Orders	21.7%	3,566	2,930

		At September 30,
		2000	1999
Net Capital Employed	13.8%	781	686

          PTD posted an EBIT of €42 million, down 64.1% from the previous year, on lower sales and reduced gross profit margin, and EBIT margin declined. Gross profit margin declined principally due to price pressure in the highly competitive market for medium voltage equipment.

          Total sales declined 5.9% to €3.151 billion, despite a positive currency translation effect of 4%. This was due to the competitive situation in the medium voltage equipment market and the fact that a significant portion of our new order growth occurred late in fiscal 2000. Major projects, notably the Three Gorges dam project in China and the expansion of the national power grid in India, drove new orders up 21.7% to €3.566 billion. Several small acquisitions increased the group’s net capital employed by 13.8%.

Transportation

Transportation Systems (TS)

		Year ended September 30,
TS Performance Data:	Change	2000	1999
		(€ in millions)
EBIT	—	67	(45)
EBIT margins	—	1.8%	(1.4%)
Total Sales	17.5%	3,710	3,158
New Orders	18.9%	3,722	3,130

		At September 30,
		2000	1999
Net Capital Employed	—	(344)	79

          TS turned a loss of €45 million in fiscal 1999 to a positive EBIT of €67 million in fiscal 2000. The group achieved this turnaround by focusing on higher-margin projects and by reducing costs through productivity improvement programs. These improvements were partially offset by increases in accrued contract losses. The signaling businesses of our Infrastructure operations and the multiple units business of our rolling stock operations were particular contributors to EBIT improvement.

          Total sales rose 17.5% to €3.710 billion as a result of higher sales from our Rolling Stock division and signaling and components business of our Automation and Power division. New orders increased 18.9% to €3.722 billion, largely due to major international projects. Higher customer prepayment rates helped the group reach a negative net capital employed.

Siemens Automotive (AT)

		Year ended September 30,
AT Performance Data:	Change	2000	1999
		(€ in millions)
EBIT	(46.9%)	86	162
EBIT Margin	—	2.2%	4.9%
Total Sales	17.1%	3,833	3,273
New Orders	17.5%	3,839	3,267

		At September 30,
		2000	1999
Net Capital Employed	5.2%	934	888

          AT posted an EBIT of €86 million, down 46.9% from the previous year, and EBIT margin also declined substantially. Gross profit margin declined slightly as a result of higher than expected costs of materials, primarily from components. Significant research and development investment in innovative projects such as diesel injection in the Power Train division and navigation systems in the Body Electronics division was the main contributor to the decline in EBIT.

          Total sales for the fiscal year increased 17.1% to €3.833 billion, despite a softening of the automotive market in the second half of the fiscal year. Sales growth was spurred by demand in international markets, especially in the NAFTA region, and a positive currency translation effect of 7%. Through continuing sale of receivables to Siemens Financial Services (SFS) and intensified management of other working capital items, net capital employed increased at a slower rate than sales.

Medical

Medical Solutions (Med)

		Year ended September 30,
Med. Performance Data:	Change	2000	1999
		(€ in millions)
EBIT	33.4%	443	332
EBIT margins	—	9.0%	8.1%
Total Sales	20.8%	4,924	4,075
New Orders	26.1%	5,253	4,165

		At September 30,
		2000	1999
Net Capital Employed	172.0%	3,204	1,178

          Med increased its EBIT 33.4% to €443 million and also improved its EBIT margin on the significant increase in sales and slightly improved gross profit margins, attributable to innovative imaging systems and solutions as well as hearing instruments.

           Total sales increased 20.8% due to the combination of strong market demand, particularly in Japan and the NAFTA region, the acquisition of Shared Medical Systems as of July 2000, which added about 6% to sales, and currency translation effects, which contributed about 9% to sales growth. The strategically important acquisition of Shared Medical Systems increased the group’s net capital employed compared to the previous fiscal year.

Lighting

Osram

		Year ended September 30,
Osram Performance Data:	Change	2000	1999
		(€ in millions)
EBIT	19.1%	380	319
EBIT Margin	—	8.8%	8.7%
Total Sales	18.2%	4,326	3,660
New Orders	18.2%	4,327	3,660

		At September 30,
		2000	1999
Net Capital Employed	13.7%	2,524	2,220

          Osram increased EBIT by 19.1%, to €380 million, and increased EBIT margin slightly. Most of Osram’s divisions were able to improve their fiscal 1999 performance, with new products with higher margins, notably in the group’s Automotive Lighting and Photo-Optical Lighting divisions, helping keep gross profit margins stable overall. With its significant U.S.-based Osram Sylvania business, Osram EBIT also benefited from positive currency translation effects.

          Total sales increased 18.2% to €4.326 billion, due to strong growth especially in innovative sectors such as photo-optics, electro-optic semiconductors, and electronic control gear for consumer lighting. Currency translation effects contributed 10% to total sales growth. Osram increased its net capital employed 13.7% mainly because of its acquisition of Motorola Lighting, Inc. in February 2000.

Corporate, eliminations (Operations) and Reconciliation to Financial Statements

          As described in Note 29 to our consolidated financial statements, the Managing Board is responsible for assessing the performance of the Groups. Corporate, eliminations (Operations) and Reconciliation to Financial Statements includes various categories of items which are not allocated to the Groups since the Managing Board has determined that such items are not indicative of Group performance. These include non-recurring, one-time charges or gains and results from centrally managed projects. In addition, Corporate, eliminations (Operations) includes corporate charges such as personnel as well as domestic pension related income or expense, certain corporate-related derivative activities, centrally held equity investments, business units, and corporate projects. Reconciliation to Financial Statements includes various items excluded by definition from the profitability measure for our Operations businesses. Group EBIT was used in fiscal 2000 and 1999 to determine bonus payments in accordance with our management incentive program.

          Corporate, eliminations (Operations).    EBIT for Corporate, eliminations for fiscal 2000 was a negative €1.282 billion. EBIT in fiscal 1999 for Corporate, eliminations was a negative €581 million

          Corporate headquarter expenses increased to €827 million in fiscal 2000 from €783 million in 1999.

          In fiscal 2000, gains on available for sale securities decreased to €98 million from €591 million in the prior fiscal year, reflecting the disposal of a portion of the centrally managed equity securities portfolio that we held in the previous year.

           Domestic pension-related benefit (expense) decreased from a negative €764 million in fiscal 1999 to a negative €177 million in fiscal 2000. In March 2000, we contributed all of the trading securities and other assets into a pension trust to provide for future pension benefit payments relating to certain defined benefit pension plans in Germany. The expected long-term rate of return on such pension assets for the second half of fiscal 2000 resulted in a significant decrease in net domestic pension expense in fiscal 2000 compared to fiscal 1999. Prior to the establishment of the pension trust, the return on trading securities designated as pension assets was recorded as income from marketable securities.

          At-equity earnings from centrally held equity investees were €81 million in fiscal 2000 as compared to €124 million in fiscal 1999.

          In fiscal 2000, other corporate items totaled a negative €445 million compared to a positive €251 million in fiscal 1999. The total for fiscal 2000 included the following: higher charges related to currency effects and the treatment of derivative contracts not qualifying for hedge accounting of €212 million, losses on asset dispositions totaling €210 million, €178 million in employee severance and contract termination costs associated with the Ten Point Program. The €178 million in employee severance and contract termination costs relate to the Groups primarily as follows: PG €60 million, SBT €46 million, SBS €35 million and TS €10 million. A loss of €68 million, was recorded on a fixed-price long-term production and outsourcing contract originally entered into by our SBS group which involves the processing of identity documents and the implementation of a border control system for the government of Argentina. This is discussed more fully under Item 4: “Information about the Company—Long-Term Contracts and Contract Losses”. Fiscal 2000 also included €692 million in income from marketable securities classified as trading.

          For the year ended September 30, 1999, other corporate items included the gain on sale of an interest in a telecommunication company of €223 million and gains related to the sale of centrally managed investments and real estate of €115 million and €108 million, respectively. Also included in other corporate items in fiscal 1999 were €118 million costs for employee severance and contract termination associated with the Ten Point Program that we announced in 1998. These costs relate to the following business groups as follows: at ICN, €47 million; at ICM, €18 million; at SBS, €6 million; at SBT, €4 million; and at PG, €38 million. In addition, other corporate items included €1.124 billion income from marketable securities classified as trading and IPR&D expenses of €198 million.

          Net capital employed in fiscal 2000 was €23.673 billion. Included in this amount is an initial deposit of €2.1 billion related to the Atecs acquisition.

          Reconciliation to Financial Statements.    Other interest expense decreased to €220 million in fiscal 2000 compared to €401 million in the previous year. The previous year included higher interest income earned on cash from proceeds from the disposition of significant business interests, particularly Infineon.

          Gains on sale and dispositions of significant business interests in fiscal 2000 were €7.826 billion, principally including gains relating to the initial public offering of Infineon.

          Other special items included €1.820 billion in income in marketable securities that were held in the Company’s trading portfolio prior to their contribution in March into our domestic pension trust.

          In order for our employees to share in the results of such exceptional gains in 2000, we awarded a special one-time bonus program for our employees to purchase Siemens shares at an advantageous price. The cost of this program amounting to €600 million was included in other special items. Also included is €193 million in rationalization expenses primarily related to the Groups as follows: ICM €92 million, I&S €50 million and PTD €41 million. In addition, we had €195 million charges related to impairments of goodwill. Included in this amount is a charge of €124 million related to the impairment of goodwill of Argon, one of the Unisphere companies acquired by ICN in 1999.

           Other special items in fiscal 2000 included losses on two related long-term construction contracts for the reconfiguration, expansion, modernization and refurbishment of two oil refineries and the construction of a pipeline in Mexico. Siemens’ involvement with these projects encompasses the process control and electrification elements. We recognized losses of €450 million to take account of the resulting estimated losses on these contracts. This is discussed more fully under Item 4: “Information about the Company—Long-Term Contracts and Contract Losses”.

          Other special items in fiscal 2000 included charges for acquired in-process research and development amounted to €139 million. These charges related primarily to the acquisition by Med of Shared Medical Systems Corporation (€84 million) and the acquisition by ICM of the mobile phone unit of Robert Bosch GmbH (€55 million). Other special items in 2000 included the provision related to a loan associated with the investment in the Fujitsu Siemens joint venture of €175 million and our contribution to the German government-sponsored humanitarian foundation called “Remembrance, Responsibility and the Future”.

Infineon

Infineon Technologies (Infineon)

		Year ended September 30,
Infineon Performance Data:	Change	2000	1999
		(€ in millions)
EBIT	—	1,670	(13)
EBIT margins	—	22.9%	(0.3)%
Total Sales	71.9%	7,283	4,237
New Orders	91.1%	8,837	4,624

		At September 30,
		2000	1999
Net Capital Employed	41.5%	5,709	4,036

          For fiscal 2000, Infineon recorded the highest EBIT among all Siemens operating groups. EBIT of €1.670 billion far surpassed the previous year’s negative EBIT of €13 million. Gross profit margin increased significantly due to improved manufacturing efficiency and a strong pricing environment, particularly in the Memory Products division. Although all divisions turned in improved EBIT performance, Memory Products was the key driver of our EBIT turnaround. Memory Products improved its EBIT dramatically in fiscal 2000, and contributed about 80% of the overall EBIT result. Its loss of €228 million in fiscal 1999 had been responsible for the Infineon’s overall negative EBIT. Infineon’s improved gross profit more than offset both significantly increased research and development expenditures and a €258 million increase in depreciation and amortization expenses resulting from expanded production capacity.

          Total sales growth of 71.9% resulted from a generally strong demand for semiconductors and DRAM products in particular, leading to increased market prices. In this environment, Infineon increased DRAM production and gained market share. Approximately 12% of the increase in total sales was due to currency translation effects. Higher capital expenditures increased Infineon’s net capital employed 41.5% to €5.709 billion.

Financing and Real Estate

Siemens Financial Services (SFS)

		Year ended September 30,
SFS Performance Data:	Change	2000	1999
		(€ in millions)
Income before income taxes	(8.2)%	78	85
Total Sales	27.8%	354	277

		At September 30,
		2000	1999
Total assets	61.0%	8,532	5,301

          SFS income before taxes decreased by €7 million mainly as a result of lower fees for the services it provides to Siemens’ treasury function. This decrease was offset by improved earnings in the factoring business of our Equipment and Sales Financing division resulting from significant volume growth of accounts receivable financing.

          SFS’s total sales increased by 27.8% as a result of higher volumes in equipment lease financing in our Equipment and Sales Financing division, as we significantly expanded our own business and acquired Schroder leasing in the United Kingdom. The increase in total assets also reflects this increase in volume, as well as the increase in our receivables financing activity.

Siemens Real Estate (SRE)

		Year ended September 30,
SRE Performance Data:	Change	2000	1999
		(€ in millions)
Income before income taxes	55.8%	201	129
Total Sales	22.2%	1,420	1,162

		At September 30,
		2000	1999
Total assets	30.5%	3,590	2,752

          SRE’s earnings before income taxes increased by 55.8% to €201 million. As in 1999, a significant part of our earnings resulted from gains on the dispositions of real estate assets (which are not included in total sales) attributable to our Real Estate Management division, which amounted to €111 million for fiscal 2000 as compared to €56 in 1999. Most of the remaining income before taxes comes from rental income divided between our Real Estate Management and our Lease Administration divisions.

          Of our total sales of €1.420 billion in fiscal 2000, more than 75% relates to rental income, with the balance composed primarily of facilities services sales. The 22.2% increase in total sales is a result of increased rentals following the assumption of control by SRE of Siemens’ real estate in Western Europe and the United States. This is also the primary factor in the 30.5% increase in total assets.

CONSOLIDATED STATEMENTS OF INCOME—Fiscal 2000 compared to Fiscal 1999

          Net sales in fiscal 2000 grew to €77.484 billion, an increase of 13.8% compared to 1999. On a comparable basis, taking into account the effect of divestments and acquisitions, net sales grew approximately 19% year-over-year. Currency effects, particularly from the weak euro, had a positive effect on sales growth of about 5%. International sales grew more rapidly than domestic sales. We experienced double-digit sales growth in Europe (other than Germany), the United States and the Asia-Pacific region. Further information about our sales by geographic area is included in Note 30 to our consolidated financial statements. The most significant contributions to the increase in net sales came from Infineon, ICN, A&D, Med and SBS. See “Business Groups” above for further comment on developments at individual operations groups. The effect of divestments and acquisitions and currency and geographic effects described above for net sales also apply to new orders. We had growth of more than 50% in new orders in the Asia-Pacific region, 44% in the United States, and more than 20% in Europe (other than Germany).

          The following table shows our net sales for fiscal 2000 and 1999 and our cost of sales and gross profit for those periods both in absolute amounts and as a percent of net sales:

Net Sales and Gross Profit
(in millions of euro, except percent data)

		Fiscal year ending September 30,
	Change	2000	1999
Net sales	13.8%	77,484	68,069
Cost of sales	11.5%	(55,949)	(50,160)

Gross profit	20.2%	21,535	17,909
Gross margin	5.7%	27.8%	26.3%

          Our gross margin on sales improved by 5.7% to 27.8% or €21.535 billion. This reflects a combination of the higher increase of net sales of 13.8% compared to cost of sales of 11.5%, which reflects a combination of a favorable pricing environment, productivity gains and sales of new higher-margin products in many of our markets as described under “Business Groups”. Our margin also benefited from a €180 million credit recorded to cost of sales related to an increase in the value of embedded derivatives contained in certain purchase and sale contracts.

          The following tables show information on our Expenses and Income:

Expenses and Income
(in millions of euro, except percent data)

		Fiscal year ending September 30,
	Change	2000	1999
Research and development expenses	11.2%	(5,848)	(5,260)
Marketing and selling expenses	10.1%	(10,840)	(9,844)
General administrative expenses	17.6%	(3,333)	(2,835)
Other operating income	36.6%	605	443
Other operating expenses	160.9%	(882)	(338)
Income from investment in other companies, net	(22.5)%	299	386
Gains on sales of significant business interests(1)	—	7,826	—
Income from financial assets and marketable securities, net	69.2%	2,732	1,615
Interest income, net	245.2%	145	42

(1)	Includes €534 million of gain on issuance of subsidiary and associated company stock.

Expenses as a percent of Net Sales

	Fiscal year ending September 30,
	2000	1999
Research and development expenses	7.5%	7.7%
Marketing and selling expenses	14.0%	14.5%
General administrative expenses	4.3%	4.2%

          Research and development expenses increased 11.2% and remained clearly above seven percent of net sales, reflecting our continued focus on research and development. Research and development expenses increased significantly in our Infineon, ICM and AT groups.

          Marketing and selling expenses increased 10.1% to €10.840 billion, while declining as a percentage of net sales from 14.5% in fiscal 1999 to 14.0% in fiscal 2000. General administrative expenses increased marginally as a percent of sales to 4.3%, to €3.333 billion, in part as a result of our contribution to the German government-sponsored humanitarian foundation, “Remembrance, Responsibility and the Future”.

          Other operating income increased by €162 million, mainly as a result of increased income from a number of disposals of minor businesses and assets.

          The increase in other operating expenses is mainly a result of higher amortization of goodwill. As a result of the write off of €195 million in goodwill and our recent acquisitions, amortization of goodwill increased to €600 million in fiscal 2000 from €200 million in 1999. The increase in fiscal 2000 is primarily due to full year amortization of the goodwill of our Unisphere related acquisitions made in the second half of fiscal 1999 and the charge for impairment of the Argon goodwill.

          Income from investments in other companies, net decreased to €299 million in fiscal 2000 from €386 million in 1999, reflecting principally lower gains from sales of investments partially offset by improved profitability of the portfolio of companies that we account for using the equity method. A significant portion of this amount is attributable to income from Infineon’s ProMOS joint venture in Taiwan and our centrally managed Bosch Siemens Hausgeräte GmbH joint venture in Germany.

          In fiscal 2000, the €7.826 billion gains on sales of significant business interests included our substantial gain on the Infineon initial public offering and gains on various other sales of significant businesses. More information on sales of businesses is included in Note 3 to our consolidated financial statements.

          Income from financial assets and investments rose by 69.2% to €2.732 billion. This increase was driven by income from our trading portfolio of €2.512 billion for fiscal 2000, as compared to €1.124 billion for fiscal 1999, as a result of the sharp rise of fair values of marketable securities classified as trading. The fiscal year 2000 result in our trading portfolio was achieved during the first six months of the year. In March 2000, Siemens established a pension trust to provide for future pension benefit payments relating to certain defined benefit pension plans in Germany. We contributed approximately €10 billion of marketable securities classified as trading, into the pension trust resulting in a reduction of marketable securities and accrued pension liabilities of €10 billion from our consolidated balance sheet following the transfer. Subsequent to the contribution to the pension trust, we no longer maintain a trading portfolio and will no longer generate trading income. With the establishment of the pension trust and the transfer of €10 billion of marketable securities into the pension trust, future appreciation and gains and losses on such assets will accrue to the trust rather than Siemens. See Note 9 to our consolidated financial statements.

          On the other hand, a related effect of the transfer of assets into the pension fund will be to effectively lower net periodic pension costs in future periods, since the significant increase in pension plan assets will also increase the expected return on plan assets. These effects are apparent in our pension expense in fiscal 2000, as the higher expected return on plan assets helped reduce our net periodic benefit cost from €1.056 billion in 1999 to €564 million in fiscal 2000. Our overall reduction in net periodic benefit costs of €492 million in 2000 compared with 1999 reduced cost of sales by approximately €373 million, research and development expenses by approximately €48 million, marketing and selling expenses by approximately €56 million, and general and administrative expenses by approximately €15 million. The increase in plan assets in March 2000 will further reduce net periodic pension costs in fiscal 2001 through the benefit from a full year’s expected return on plan assets as compared to the six-month benefit in fiscal 2000. The favorable impact on future net periodic pension costs from higher levels of expected returns on plan assets would be partially offset to the extent that actual returns are less than the expected returns on plan assets. See Note 19 to our consolidated financial statements.

          Income before income taxes rose to €12.239 billion in fiscal 2000. The effective tax rate in fiscal 2000 decreased to 24.7% principally due to tax-free gains including the sale of part of our stake in Infineon.

          Minority interests increased by €254 million to €362 million as a result of the sale of part of our stake in Infineon.

Liquidity and Capital Resources

Cash Flow—Fiscal 2001 Compared to Fiscal 2000

          The following discussion adheres to our component model of reporting and includes an analysis of cash flow and related balance sheet effects in our Operations and Financing and Real Estate components.

          Net cash provided by the operating activities of the Operations component for fiscal 2001 totaled €5.885 billion compared to €4.555 billion for fiscal 2000. Significant improvements in asset management, particularly management of receivables and other working capital elements especially in the fourth quarter, increased cash flow despite the decrease in net income. Net income in both years includes gains on sales and dispositions of significant business interests, described above. These gains, along with the proceeds of the sales, are eliminated from net cash provided by operating activities and included in net cash provided by investing activities. The increase in depreciation and amortization reflects primarily the goodwill impairments described above. The prior year includes adjustments for non-cash gains on trading securities. The increase in inventories was significantly lower than in the prior year, while accounts receivable decreased more than in fiscal 2000 and accounts payable increased. In addition, other current liabilities increased significantly as a result of higher billings in excess of costs and related advances.

          Net cash used in investing activities within Operations was €4.519 billion, compared to net cash provided of €1.670 billion in fiscal 2000. The prior year included proceeds from sales and dispositions of significant business interests totaling €9.562 billion. Cash used in acquisitions in the current year includes a repayment of approximately €1 billion to Robert Bosch GmbH as a result of the revised acquisition structure for Atecs, €1.6 billion for the acquisition of Efficient Networks, and €780 million for the acquisition of Acuson. Investments in property, plant and equipment also increased. The prior year includes €2.449 billion used in the purchase of investments, primarily the initial payment for the acquisition of Atecs. The prior year includes cash used in acquisitions for the purchase of SMS. Cash was provided in the current year from the sale of marketable securities as well as the sale of an investment in a domestic equity and debt security fund, the latter of which generated proceeds of approximately €2.6 billion.

          Net cash provided by the operating activities of Infineon was €211 million, compared to €2.080 billion in the prior year, primarily due to the net loss of €591 million in fiscal 2001 compared to net income of €1.126 billion in the prior year. Net cash used in investing activities of Infineon was €1.813 billion, compared to €2.327 billion in fiscal 2000 reflecting an increase in investments in property, plant and equipment relating primarily to the extension of the Dresden, Villach and Richmond facilities offset by sales of investments and marketable securities in the current year. Net cash provided by financing activities totaled €1.846 billion, compared to €719 million in fiscal 2000, primarily due to the proceeds from Infineon’s follow-on offering in July 2001.

           Net cash provided by the operating activities of our Financing and Real Estate component was €654 million compared to €1.155 billion in fiscal 2000. This reflects a net increase in working capital, primarily due to an increase in other current assets.

          Net cash used in investing activities in Financing and Real Estate was €870 million compared to €2.367 billion in the prior year, reflecting reduced incremental sales of receivables to SFS by Operations. Net proceeds from the sale of trade receivables of €866 million includes the sale of approximately €750 million in accounts receivable via the issuance of asset-backed commercial paper in a market standard transaction to third party financial market participants under our SieFunds program (discussed below). This transaction further enhances SFS’s ability to manage its overall funding position. These sales of receivables were largely offset by an increase in third-party financing receivables at SFS. For Siemens worldwide, proceeds from the sale of trade receivables are reclassified from investing activities to operating activities. Proceeds generated from the sale of accounts receivable to SFS by our Operating Groups are eliminated for Siemens worldwide under (increase) decrease in accounts receivable.

          Net cash provided by operating activities of Siemens worldwide totaled €7.016 billion compared to €6.154 billion for fiscal 2000. Net working capital (defined as the change in current assets and liabilities) provided €4.490 billion in fiscal 2001 compared to €1.868 billion in fiscal 2000. This increase was driven primarily by a reduction in accounts receivable and the sale of trade receivables.

          Net cash used in investing activities of Siemens worldwide reflects €1.475 billion in proceeds from the issuance of Infineon shares in July 2001. This issuance additionally resulted in a decrease in Siemens’ ownership percentage in Infineon.

          Net cash used in financing activities for Siemens worldwide was €95 million compared to net cash used of €1.174 billion in fiscal 2000. The decrease in cash used was driven by the June, 2001 issuance of two bonds with a total volume of €4.0 billion shown in Corporate Treasury primarily associated with refinancing in the Financing and Real Estate businesses. This was partially offset by repayment of short-term debt of €976 million and the payment of dividends of €1.412 billion, which included an amount of €823 million in regular dividends and an amount of €589 million as a bonus dividend. For more information on the bond issuance see the discussion in “—Capital Resources and Capital Requirements” below.

          For Siemens worldwide, total net cash provided by operating activities of €7.016 billion, less net cash used in investing and financing activities of €5.981 billion, plus currency translation effects, resulted in a €940 million increase in cash and cash equivalents, to €7.802 billion.

Cash Flow—Fiscal 2000 Compared to Fiscal 1999

          Net cash provided by operating activities totaled €5.896 billion for 2000, reflecting strong growth in net income. The substantial increase in net cash provided by operating activities resulted from a combination of factors. Net income increased by €7.651 billion. Net income includes gains on sales of significant business interests and gain from issuance of subsidiary and associated company stock, which is eliminated from net cash provided by operating activities with the proceeds of the sales and included in net cash provided by investing activities. Depreciation and amortization increased as a result of higher goodwill amortization and depreciation resulting from significant new investment in technical machinery and equipment. Net working capital (defined as the net change in current assets and liabilities) provided €1.906 billion in fiscal 2000 compared to €175 million in fiscal 1999 as we continued our emphasis on asset management. The significant increases in accounts receivable during fiscal 2000 and fiscal 1999 were consistent with increases in sales during these same periods. The significant increases in other current liabilities during fiscal 2000 and 1999 were due primarily to increases in advances received from customers in our project businesses resulting largely from increased demand for power generation projects in North America and, in 2000, as a result of an increase in accounts payable.

          Net cash used in investing activities totaled €177 million for fiscal 2000, mainly reflecting proceeds from dispositions, which were more than offset by additions to intangible assets and property, plant and equipment, acquisitions and purchases of investments. The increase in acquisitions results primarily from our acquisition of Shared Medical Systems Corporation of the United States. The significant increase in purchases of investments to €2.901 billion came mainly from our initial payment for the acquisition of Atecs Mannesmann AG. In fiscal 2000, the €10.383 billion proceeds from sales of significant business interests include numerous divestments and the public offerings of Infineon and EPCOS.

          Net cash used in financing activities increased to €1.174 billion due to stock repurchases of approximately €1 billion, repayments of debt, changes in short-term debt and payment of dividends. These factors more than offset the proceeds from issuance of debt, especially the issuance of the €2.5 billion exchangeable note on shares of Infineon, which Siemens Nederland N.V. issued on August 10, 2000.

          Total net cash provided by operating and investing activities of €5.719 billion, less net cash used in financing activities of €1.174 billion and the effect of exchange rates on cash and cash equivalents of €180 million, resulted in a €4.725 billion increase in cash and cash equivalents to €6.862 billion.

Capital Resources and Capital Requirements

          Siemens’ overall financing policy reflects its commitment to a strong financial profile. We maintain a range of funding sources and high-volume backup facilities with a number of banks, which operate on an international basis. For example, we have available commercial paper programs of U.S.$1.6 billion and €1.5 billion in the U.S. dollar and euro markets, respectively, as well as a medium-term note program of €3.5 billion in Europe. At the close of fiscal 2001, the amount outstanding under the commercial paper and medium-term note programs totaled approximately €2.0 billion. The backstop facilities at our disposal include U.S.$2.0 billion provided by a syndicate of international banks and an aggregate of €1.4 billion provided by three domestic banks.

          Siemens constantly monitors funding options available in the capital markets as well as trends in the availability and cost of such funding, with a view to ensuring an appropriate overall funding situation. In June 2001, we issued bonds with a total volume of €4 billion. These bonds were issued in two tranches of €2 billion each, with a 5-year and 10-year maturity, respectively. The annual coupon for the five-year tranche is 5%, and for the ten year tranche, 5.75%. The five-year tranche matures on July 4, 2006 and the ten-year tranche matures on July 4, 2011. A portion of the borrowed funds was used to repay short-term liabilities and refinance outstanding debt due in the current and following calendar year.

          Our Financing and Real Estate businesses are also key contributors to our financial management activities. In fiscal 2001, SFS successfully established structures that allow Siemens to raise funding either by issuing asset-backed securities via the multi-seller, multi-currency SieFunds conduit sponsored by SFS, or alternatively by selling receivable portfolios to banks or other financial market participants. Siemens provides liquidity lines for SieFunds. Liquidity lines are provided for internal and external transactions. In external transactions, liquidity is generally syndicated up to a certain percentage.

          In view of weakening economic growth in many of our regional and global markets, we initiated a series of measures in the third quarter of fiscal 2001 to improve working capital management, and increase our cash flows. While asset management is already a fundamental component of our company-wide emphasis on EVA, we have implemented an additional management incentive program to further improve working capital management and increase liquidity.

          As a separate, publicly listed company, Infineon manages its capital resources separately from Siemens and, as a consequence, according to its own independent requirements and business objectives.

          Standard & Poor’s and Moody’s Investors Service rate our long-term corporate credit AA and Aa3, respectively. Their ratings for our short-term corporate credit and commercial paper are A-1+ and P-1, respectively.

           We believe that cash and cash equivalents as well as our overall funding options give us adequate flexibility to meet both our short-term and long-term financial obligations and to execute our spending programs as planned in line with current market conditions. A final net payment of approximately €1 billion for the Atecs acquisition is scheduled for calendar year 2002 upon the purchase of the remaining interest. We have approximately €2.6 billion of debt including commercial paper that is scheduled to become due within the next year.

          As of September 30, 2001, we had approximately €1.4 billion of accrued contract loss provisions. Accrued contract losses relate primarily to the groups PG (€433 million), SBS (€127 million), ICN (€95 million) and ICM (€90 million), as well as €96 million for centrally managed projects. For all accrued contract losses, we anticipate that the cash outflows for labor, materials, contract penalties and related costs on such contract losses will be approximately €1.2 billion in fiscal 2002. For a description of our significant contract losses, see Item 4: “Information about the Company—Long-Term Contracts and Contract Losses”.

          In fiscal 2001, Siemens’ pension plans experienced significant changes in their funding status as a result of the significant declines in the value of plan assets resulting from a worldwide decline in equity markets. The funding status at September 30, 2001 has resulted in the recognition of a minimum pension liability of €3.994 billion (net of tax) that has been recorded against accumulated other comprehensive income as a reduction of shareholders’ equity and may result in future funding requirements.

          Shareholders’ equity was €23.812 billion on September 30, 2001, down from €28.480 billion on September 30, 2000. This is mainly due to the charge taken to other comprehensive income described above. In the first quarter of fiscal 2001, we issued and repurchased 3 million shares (4.5 million shares after the stock split) to be used for issuance under the stock purchase plan and the special bonus program for our employees. These shares were reissued to our employees in Germany in the third quarter. On February 22, 2001 Siemens shareholders approved a stock split (one additional share for two existing shares) of the common stock. This stock split was effective for trading purposes on April 30, 2001.

          Our shareholders have given us authorization to repurchase up to 10% of our outstanding shares at any time until August 22, 2002. We have no immediate plans to exercise this authorization.

Customer Financing

          The following table presents our customer financing commitments at September 30, 2001:

	At September 30, 2001
	Total loans and Guarantees	Loans	Guarantees
	(€ in billions)
Approved commitments
Utilized	1.7	1.0	0.7
not utilized	0.8	0.6	0.2
Commitments under negotiation	0.8
Total	3.3

          Market demand and industry practices, particularly in the telecommunication equipment area, require Siemens increasingly to assist customers in arranging financing from various third party sources, including export credit agencies, in order to be awarded supply contracts. The Company also provides direct vendor financing and grants guarantees to banks in support of loans to Siemens customers. Siemens may enter into a combination of the above arrangements. Siemens evaluates such financing requirements on a very selective basis and has forgone and will continue to forgo new business contracts if the financing risks are not justifiable.

          According to our credit approval process, the Corporate Executive Committee of the Managing Board must approve all customer financing projects of the Operations Groups that exceed €25 million. In certain countries we use an even lower threshold of €5 million. In reviewing requests for such financings, which generally carry a substantially higher risk element than is incurred in the ordinary course of our business, we take into account various business aspects as well as financial risk factors. The financial risk factors are analysed under a comprehensive standard risk assessment model comparable to those used by international banks. Such models are primarily driven by the rating of the customer. Absent a rating, we internally assess the credit-worthiness of the customer and the feasibility of the particular project, provided the cash flow of the project will be the primary source for the debt service. Independent of the Operations Groups, SFS conducts this risk assessment in support of the decision-making role of the Corporate Executive Committee. The Operations Groups retain overall business responsibility for such financing arrangements, which impact their EBITA asset base.

          Currently approved and contractually committed financing totals approximately €2.5 billion relating primarily to projects at ICN and ICM. For comparison, current and noncurrent accounts and loans receivable totaled €23.7 billion on September 30, 2001. Of the total of €2.5 billion, €1.7 billion has been utilized either by providing supplier credits (approximately €1.0 billion) or in the form of guarantees extended by Siemens to banks in support of their loans to Siemens’ customers (approximately €700 million). The largest exposures before taking provisions into account are financings to Telecom Asia Corp. Public Company Ltd., Thailand (€338 million) which was rescheduled in 1999, and a financing to Winstar Communications, Inc., U.S. (€218 million) which is in Chapter 11 proceedings. We have established sufficient provisions related to the Winstar financing.

          Also included in the €2.5 billion total is approximately €800 million which has been approved for customer financing but has not yet been utilized. Included in this amount are commitments to provide financing for two UMTS wireless network projects along with NEC Corp., Japan; Retevisión Móviles S.A., Spain, (Amena) (approximately €152 million), Hutchison 3G Limited, Great Britain (approximately €178 million). Also included is a commitment related to Telemar Brazil, (approximately €175 million).

          Additionally, €0.8 billion of customer financing projects are approved in principle but are still under negotiation, including UMTS financing of approximately €350 million to companies associated with Deutsche Telekom AG.

          Revenue and income for projects financed directly or indirectly by Siemens are recognized if the credit quality as evidenced by the customer’s rating or by the credit analysis performed by SFS meets certain parameters. Such parameters are equivalent to a minimum of single B rating category as awarded by rating agencies or based upon the ability to sell the financing without recourse to Siemens in the financial markets. Provisions are also established considering the specific credit risks of certain countries. Additionally, provisions are established on an individual basis taking into account the credit-worthiness of the customer and the characteristics of the project being financed. The provision levels are regularly reviewed. As a result of such review activity, we believe we have established appropriate provisions for the above financings.

Recent Accounting Pronouncements

          In fiscal 2002 and 2003, various new accounting and reporting obligations will become applicable. Footnote 2 to the consolidated financial statements describes generally our obligations under Statement on Financial Accounting Standards Nos. 141, 142 and 143, which address accounting for business combinations, goodwill and other intangible assets, and asset retirement obligations, respectively. In addition, the Financial Accounting Standards Board issued Statement No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets and for Obligations Associated with Disposal Activities”, which supersedes both FASB Statement No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of”, and the accounting and reporting provisions for the disposal of a segment of a business in APB Opinion No. 30 “Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”. This Statement establishes a single accounting model based on Statement No. 121 for long-lived assets to be disposed of by sale. Major changes include additional criteria for a long-lived asset to qualify as “held for sale”, the requirement that long-lived assets to be disposed of other than by sale be classified as held and used, and that the presentation of discontinued operations include a component of an entity rather than a segment of a business.

           The Company is required to adopt Statement No. 144 no later than its fiscal year ending September 30, 2003. The provisions of the Statement for assets held for sale or other disposal generally are required to be applied prospectively after the adoption date to newly initiated disposal activities. Management has not determined the date of adoption of Statement No. 144 and cannot determine the potential effects that adoption of Statement No. 144 will have on the Company’s financial statements.

Recent Developments and Outlook

          As more fully described under “Information About the Company—Infineon”, we have reduced our ownership interest in Infineon by almost 24% from about 71% at the beginning of fiscal 2001 to 47.1% at December 31, 2001. The largest transfer was of approximately 93.83 million Infineon shares to our domestic pension trust, which reduced our ownership interest in Infineon by approximately 15% of Infineon’s then outstanding share capital.

          In addition, on December 5, 2001, we transferred 200 million Infineon shares or approximately 28.9% of Infineon’s outstanding share capital to an irrevocable, non-voting trust under a trust agreement. Under the terms of the trust agreement, the shares transferred to the trust may not be voted, as we have irrevocably relinquished our voting rights in those shares and the trustee is not permitted to vote the shares it holds in trust. We continue to be entitled to all the benefits of economic ownership of the shares held by the trustee. See “Additional Information—Material Contracts”.

          The transfer on December 5, 2001 reduced our voting interest in Infineon by an amount corresponding to the number of shares transferred. Accordingly, while our ownership interest at December 31, 2001 is 47.1%, our voting interest is 18.2%. Such voting interest, when combined with the voting interest in Infineon shares of 13.2% held by our domestic pension trust, represents a combined voting interest of 31.4% at December 31, 2001. Since shareholders of Infineon other than Siemens and the pension trust own 39.7% of Infineon’s share capital, they control a majority of the shares that may be voted at any Infineon shareholders’ meeting. The effect of the transfer of Infineon shares into the non-voting trust is that shareholders in Infineon other than Siemens and the pension trust have a disproportionate voting interest.

          As we no longer have a majority voting interest in Infineon, we will from December 5, 2001 no longer include the assets and liabilities and results of operations of Infineon in our consolidated financial statements and will instead account for our ownership interest in Infineon using the equity method. See Note 31 to the consolidated financial statements.

          We intend to divest our remaining interest in Infineon in an orderly fashion from time to time as market conditions permit.

          We are confident of our capabilities to successfully execute our various restructuring programs, especially at our I&C Groups, and therefore look forward to improved earnings from Operations. Before commenting more specifically on our outlook, however, we want to continue to monitor our business performance, particularly the trend in sales and order intake, to better assess the effects of September 11. While many telecom operators have announced sharply reduced capital expenditures, directly affecting business at the I&C Groups, other businesses such as Power Generation, Medical Solutions and Transportation Systems are expected to continue their positive development particularly due to their considerable order backlog.

          We remain committed to our Operation 2003 program, aimed at achieving previously communicated medium-term margin targets. Some Groups should be able to meet their targets earlier or exceed them, while for the I&C Groups it might take longer. Siemens has demonstrated that it can handle difficult times better than many of its competitors, based on a broader business portfolio, solid capital structure, and exceptional strength in innovation as well as technical expertise. These advantages, combined with a global presence and successful asset management throughout the company, are the pillars upon which Siemens continues to build its business.

Item 6:    Directors, Senior Management & Employees

Management

          In accordance with the German Stock Corporation Act (Aktiengesetz), we have a Supervisory Board and a Managing Board. The two boards are separate and no individual may simultaneously be a member of both boards. The Managing Board is responsible for managing our business in accordance with applicable laws, our Articles of Association and the rules of procedure of the Managing Board. It represents us in our dealings with third parties. The Supervisory Board appoints and removes the members of the Managing Board. The Supervisory Board oversees our management but is not permitted to make management decisions.

          In carrying out their duties, members of both the Managing Board and Supervisory Board must exercise the standard of care of a prudent and diligent businessman, and they are liable to Siemens for damages if they fail to do so. Both boards are required to take into account a broad range of considerations in their decisions, including the interests of Siemens and those of its shareholders, employees and creditors. The Managing Board is required to respect the rights of shareholders to be treated on an equal basis and receive equal information. The Managing Board is required to ensure appropriate risk management within Siemens and to establish an internal monitoring system.

          The Supervisory Board has comprehensive monitoring functions. To ensure that these functions are carried out properly, the Managing Board must, among other things, regularly report to the Supervisory Board with regard to current business operations and future business planning. The Supervisory Board is also entitled to request special reports at any time.

          As a general rule under German law, a shareholder has no direct recourse against the members of the Managing Board or the Supervisory Board in the event that they are believed to have breached a duty to Siemens. Apart from insolvency or other special circumstances, only Siemens has the right to claim damages from members of either board. We may only waive these damages or settle these claims if at least three years have passed and if the shareholders approve the waiver or settlement at the shareholders’ meeting with a simple majority of the votes cast, provided that opposing shareholders do not hold, in the aggregate, one tenth or more of our share capital and do not have their opposition formally noted in the minutes maintained by a German notary.

Supervisory Board

          As required by our Articles of Association and German law, our present Supervisory Board consists of 20 members. Ten were elected by our shareholders and ten were elected by our employees. The shareholders may remove any member of the Supervisory Board they have elected in a general meeting by a simple majority of the votes cast by the shareholders in a general meeting. The employee representatives may be removed by those employees who elected them with a majority of three-quarters of the votes cast.

          The Supervisory Board elects a chairman and two deputy chairmen from among its members. The election of the chairman and the first deputy chairman requires a two-thirds majority vote. If either the chairman or the first deputy chairman is not elected by a vote of two-thirds of the members of the Supervisory Board, the shareholder representatives elect the chairman and the employee representatives elect the first deputy chairman by a simple majority of the votes cast. The board elects a second deputy chairman by simple majority vote. The Supervisory Board normally acts by simple majority vote unless otherwise required by law with the chairman having a deciding vote in the event of a second deadlock.

          The Supervisory Board meets at least twice during each half year. Its main functions are:

•	to monitor the management of the company;

•	to appoint and dismiss members of our Managing Board;

•	to represent the company in matters concerning the Managing Board; and

•	to approve matters in any areas that the Supervisory Board has made subject to its approval, either generally or in a specific case.

          The Supervisory Board has delegated the authority to approve Managing Board employment contracts, among other matters, to a Praesidium. The Praesidium is comprised of Chairman Dr. Karl-Hermann Baumann, First Deputy Chairman Alfons Graf and Second Deputy Chairman Dr. Rolf-E. Breuer.

          The members of the Supervisory Board are each elected for a maximum term of about five years. The term expires at the end of the shareholders general meeting in which the shareholders discharge the Supervisory Board member for the fourth fiscal year following the fiscal year in which he or she was elected. Our Articles of Association establish the compensation of the Supervisory Board members.

          The following table sets forth the names of the current members of our Supervisory Board, their ages, the expiration of their respective terms, their board positions and principal occupations, and their principal outside directorships at September 30, 2001.

Name	Age	Term expires*	Board Position and Principal Occupation	Companies at which Supervisory Board and Similar Positions were held
Dr. Karl-Hermann Baumann	66	1/03	Chairman	Allianz AG (until September 30, 2001); Deutsche Bank AG; E.ON AG; Linde AG; mg technologies ag; Schering AG; ThyssenKrupp AG; Wilhelm von Finck AG

Dr. Rolf-E. Breuer	63	1/03	Second Deputy Chairman; Spokesman of the Managing Board, Deutsche Bank AG	Bertelsmann AG; Deutsche Börse AG (Chairman); Compagnie de Saint- Gobain S.A.; Deutsche Lufthansa AG; E.ON AG; Landwirtschaftliche Rentenbank; Münchener Rückversicherungs-Gesellschaft AG

Helmut Cors**	54	1/03	Member; Head of Industrial Services and Production, Vereinte Dienstleistungsgewerkschaft	Framatome ANP GmbH ; Hebel AG

Bertin Eichler**	49	1/03	Member; Executive Member of the Managing Board, IG Metall	Allgemeine Deutsche Direktbank AG; BGAG Beteiligungsgesellschaft der Gewerkschaften AG (Chairman); Deutsche Bau Becon AG

Jean Gandois	71	1/03	Member; Deputy Chairman of the Supervisory Board of Suez Lyonnaise des Eaux S.A.	Air Liquide España S.A.; Air Liquide Italie S.p.A.; Danone S.A.; Eurazéo; Rodamco Continental Europe N.V.; Société Générale de Belgique S.A.

Alfons Graf	59	1/03	First Deputy Chairman; Chairman of the Central Works Council	—

Birgit Grube**	56	1/03	Member; Office clerk	—

Heinz Hawreliuk**	54	1/03	Member; Head of the Company Codetermination Department, IG Metall	Astrium GmbH; DaimlerChrysler Aerospace AG; DaimlerChrysler Luft und Raumfahrt Holding AG; Eurocopter Deutschland GmbH; Infineon Technologies AG

Ralf Heckmann**	52	1/03	Member; Chairman of the Siemens Combined Works Council	—

Robert M. Kimmitt	53	1/03	Member; Executive Vice President of AOL Time Warner, Inc.	Allianz Life Insurance Co.; Commerce One, Inc.; United Defense Industries, Inc.; Xign Corporation

Name	Age	Term expires*	Board Position and Principal Occupation	Companies at which Supervisory Board and Similar Positions were held
Dr. Heinz Kriwet	69	1/03	Member; Chairman of the Supervisory Board, ThyssenKrupp AG	Allianz Lebensversicherungs-AG; Dresdner Bank AG; Thyssen Krupp Steel AG (Chairman)

Prof. Dr. Hubert Markl	63	1/03	Member; President, Max-Planck Gesellschaft zur Förderung der Wissenschaften e.V.	Aventis S.A.; Bayerische Motoren Werke AG

Georg Nassauer**	53	1/03	Member; Steel casting constructor	—

Dr. Albrecht Schmidt	63	1/03	Member; Spokesman of the Managing Board, Bayerische Hypo- und Vereinsbank AG	Allianz AG; Bayerische Börse AG; (Chairman); Münchener Rückversicherungs-Gesellschaft AG

Dr. Henning Schulte-Noelle	59	1/03	Member; Chairman of the Managing Board, Allianz AG	BASF AG; E.ON AG; Linde AG; Münchener Rückversicherungs- Gesellschaft AG; ThyssenKrupp AG
Georg Seubert**	60	1/03	Member; Fitter	—

Peter von Siemens	64	1/03	Member; Industrial manager	Münchener Tierpark Hellabrunn AG

Dr. Daniel L. Vasella	48	1/03	Member; Member and President of the Executive Committee of Novartis AG	Credit Suisse Group

Klaus Wigand**	55	1/03	Member; Industrial manager	—

Erwin Zahl**	61	1/03	Member; Maintenance technician	—

*	May vary if the shareholders’ general meeting occurs in a later month in 2003.
**	Elected by employees.

          The business address of the members of our Supervisory Board is the same as our business address, Wittelsbacherplatz 2, D-80333 Munich, Germany, care of Dr. Karl-Hermann Baumann.

Managing Board

          Our Managing Board currently consists of 11 members. Under our Articles of Association, our Supervisory Board determines the Managing Board’s size, although it must have more than one member. Under German law, the Managing Board is responsible for all management matters, including the following which are specifically reserved to the Managing Board:

•	preparation of the annual financial statements;

•	the calling of the shareholders’ meeting and preparation and execution of the resolutions; and

•	reports to the Supervisory Board concerning certain matters.

          Various committees of our Managing Board are authorized to make certain other decisions without seeking the approval of the full Managing Board. The Managing Board’s committees include an Own Capital (Eigenkapital) Committee responsible for certain capital measures. The members of this committee are President and Chief Executive Officer Heinrich von Pierer, Executive Vice President and Chief Financial Officer Heinz-Joachim Neubürger and Executive Vice-President Jürgen Radomski.

          The Managing Board, with the approval of the Supervisory Board, has adopted rules of procedure for the conduct of its affairs. Pursuant to the current rules of procedure of the Managing Board, a Corporate Executive Committee has been created. This Corporate Executive Committee consists exclusively of members of the Managing Board and is authorized to make all management decisions, in particular strategic decisions, that are not specifically reserved to the full Managing Board by law, our Articles of Association or the rules of procedure of the Managing Board. The rules of procedure of the Managing Board limit the maximum number of Corporate Executive Committee members to nine and require that the Chief Executive Officer and his deputies, the Chief Financial Officer, and the member of the Managing Board who heads Corporate Human Resources (Corporate Department) all be members of the Corporate Executive Committee. Appointments of the remaining unspecified members of the Corporate Executive Committee require the approval of the Supervisory Board. Our current Corporate Executive Committee consists of President and Chief Executive Officer Heinrich von Pierer, Executive Vice-President and Chief Financial Officer Heinz-Joachim Neubürger, as well as Executive Vice-Presidents Edward G. Krubasik, Volker Jung, Peter Pribilla, Jürgen Radomski, Uriel J. Sharef and Klaus Wucherer.

          The Supervisory Board appoints the members of the Managing Board for a maximum term of five years. They may be re-appointed or have their term extended for one or more terms of up to a maximum of five years each. The Supervisory Board may remove a member of the Managing Board prior to the expiration of his or her term for good cause.

          The rules of procedure require the Managing Board to take action by a two-thirds majority vote unless the law requires a larger majority. In practice, the Managing Board reaches its decisions by consensus.

          The following table sets forth the names of the current members of our Managing Board, their ages, the expiration of their respective terms, their current positions and their principal outside directorships at September 30, 2001.

Name	Age	Term expires	Current Position	Companies at which Supervisory Board and Similar Positions were held
Dr. Heinrich v. Pierer	60	9/04	President and CEO	Bayer AG; Hochtief AG; Münchener Rückversicherungs-Gesellschaft AG; Volkswagen AG

Dr. Volker Jung*.	62	9/03	Executive Vice-President	Direkt Anlage Bank AG; Epcos AG (Chairman); Infineon Technologies AG (Chairman); MAN AG

Prof. Dr. Edward G. Krubasik	57	9/04	Executive Vice-President	Covisint LLC; Dresdner Bank AG; STINNES AG;

Heinz-Joachim Neubürger*	48	9/02	Executive Vice-President and CFO	Allianz Versicherungs-AG; Bayerische Börse AG; HVB Real Estate Bank AG; Infineon Technologies AG; Merrill Lynch & Co., Inc.; TELA Versicherung AG (Chairman)

Prof. Peter Pribilla.	60	9/03	Executive Vice-President	Deutsche Krankenversicherung AG

Jürgen Radomski	59	9/03	Executive Vice-President	—

Dr. Uriel J. Sharef	57	9/04	Executive Vice President	—

Dr. Klaus Wucherer*.	57	9/03	Executive Vice-President	Deutsche Messe AG; Infineon Technologies AG

Roland Koch**.	55	N/A	Senior Vice-President	—

Rudi Lamprecht	52	9/04	Senior Vice-President	Knorr Capital Partner AG

Prof. Dr. Claus Weyrich*.	57	9/04	Senior Vice-President	HERAEUS Holding GmbH; Infineon Technologies AG

*	Siemens AG had a 47.1% ownership interest in Infineon Technologies AG as of December 31, 2001.
**	Roland Koch ceased to be a member of the Managing Board on July 25, 2001.

          In addition to the above, on November 14, 2001, the Supervisory Board appointed Prof. Dr. Erich R. Reinhardt to our Managing Board, effective December 1, 2001.

          The business address of the members of our Managing Board is the same as our business address, Wittelsbacherplatz 2, D-80333 Munich, Germany.

Compensation

          The members of our Supervisory Board receive reimbursement of their actual out-of-pocket expenses and an annual payment. The annual compensation for our Supervisory Board members is set forth in our Articles of Association and is €6,000 plus a bonus, of €3,500 for each €0.05 dividend per share in excess of €0.20, if such dividend is approved at the annual shareholders’ meeting. The chairman receives twice the annual compensation, and each vice chairman and each other member of a Supervisory Board committee (other than statutory committees) receives 1.5 times the annual compensation of other members.

          Our Articles of Association provide that each member of the Supervisory Board shall receive annually 1,500 stock appreciation rights granted and exercisable on the same terms as options issued under the stock option plan in effect at that time. Siemens granted such stock appreciation rights for the first time in November 2000.

          The cash compensation of the members of the Managing Board consists of a monthly salary, an annual bonus and a long-term bonus. Forty percent of the total annual target compensation (cash) is paid through monthly salaries. The bonuses are driven by the development of the economic value added (EVA) during the fiscal year (annual bonus) and a three-year period (long-term bonus), respectively. Expected improvements—derived from investors’ expectations towards our industry—must be achieved in order for the target amounts to be paid out.

          In addition, in January 2001, Managing Board members were awarded a one-time conditional payment in an aggregate amount of €1.5 million for the acquisition of up to 15,375 shares (or 10,250 prior to the April 2001 stock split) of Siemens AG. The award was subject to the condition that Managing Board members purchase the shares promptly, purchase a matching number of Siemens AG shares out of their own funds within the next 18 months, acquire all the shares for their own account and pay any taxes and other levies associated with the award. None of the shares purchased may be sold until the holder leaves the Managing Board or for three years from the date of receipt of the award, whichever is longer.

          The aggregate 2001 remuneration of the members of our Managing Board at September 30, 2001 was €17.0 million.

          The total amount accrued by us as of September 30, 2001 to provide pension payments to members of our Managing Board is €39.4 million.

Stock Option Plan

          We have a stock option plan for members of our Managing Board, executive officers and other eligible employees. On February 22, 2001, our shareholders authorized our new 2001 Stock Option Plan, which replaced our 1999 Stock Option Plan. Non-transferable options exercisable for up to an aggregate of 55 million of our shares may be issued under the new plan, of which options exercisable for no more than 3.3 million shares may be granted to members of the Managing Board, options exercisable for up to an aggregate of 8.8 million shares may be granted to executive officers and options exercisable for up to 42.9 million shares may be granted to other eligible employees. The authority to distribute options under this plan will expire on the fifth anniversary of the date of the first grant. Our shareholders approved an increase in our conditional capital in an amount not to exceed €147 million to cover the shares to be issued upon exercise of these options. They have also approved resolutions allowing the €45 million of conditional capital previously authorized for the old option plan to be used to cover options granted under the new option plan.

          Under the option plan, the Supervisory Board decides annually after the end of each fiscal year how many options to grant to the Managing Board and the Managing Board decides annually how many options to grant to executive officers and eligible employees. We have outstanding options exercisable for 12,256,674 shares under our option plans as of December 31, 2001, including 151,000 options granted to our Managing Board on December 13, 2001 and 7,202,339 options granted to our executive officers and eligible employees on December 13, 2001. Options to executive officers and eligible employees may be granted within 30 days after publication of quarterly, half year or yearly results. Options to Managing Board members may be granted only once a year after publication of the yearly results.

          The following table sets forth information as to the options we issued to members of our Managing Board during fiscal 2001 and 2000:

	With respect to options granted in fiscal 2001 in respect of fiscal 2000	With respect to options granted in fiscal 2000 in respect of fiscal 1999
Number of shares upon exercise	160,500	171,000
Exercise price	€86.23	€57.73
Expiration date	November 24, 2007	November 4, 2006

          The exercise price for options that have been issued under our old option plan is equal to the average market price of the Siemens stock during the five trading days preceding the day of grant of the options. Holders of options under our old plan may exercise them within fixed time periods following the publication of our quarterly, half-year or yearly results within a five-year period following a holding period of two years. In addition, these options may only be exercised if the trading price of our shares on the Frankfurt Stock Exchange has reached an exercise threshold, which is based on the Dow Jones Stoxx-Index, at least once during the five-year term of the options. See Note 25 to our consolidated financial statements for further information about the terms of these options.

          The exercise price for options under our new plan is 120% of the average opening price of our shares on Xetra during the five trading days preceding the day of grant of the options. Holders of options under our new plan may exercise them within fixed time periods following the publication of our quarterly, half-year or yearly results within a three-year period following a holding period of two years plus one week. In addition, options under our new plan may only be exercised if the trading price of our shares on the Frankfurt Stock Exchange equals the option exercise price at least once during the five-year term of the options.

          The exercise price of options under our stock option plans and the number of shares for which an option may be exercised are subject to adjustment to account for changes in our share capital.

          The options may be settled in newly issued shares of common stock of Siemens AG from the conditional capital reserved for this purpose, in treasury stock or in cash. The alternatives offered to optionees are determined by the Managing Board in each case as approved by the Supervisory Board.

Share Ownership

          Our Supervisory Board members and Managing Board members hold shares and options representing less than 1% of our total shares outstanding. For this calculation, we have not included the aggregate of 2.01% of our outstanding share capital that is held by the von Siemens-Vermögensverwaltung GmbH, a German limited liability entity that functions much like a trust (vSV), or the 4.47% as to which the vSV has voting power under a power of attorney. Mr. Peter von Siemens has voting control over these shares. The vSV is described in more detail under Item 7: “Major Shareholders and Related Party Transactions—Major Shareholders”.

Item 7:    Major Shareholders and Related Party Transactions

Major Shareholders

          The vSV holds 2.01% of the Siemens shares in trust for, and has a power of attorney allowing it to vote 4.47% of the Siemens shares on behalf of, members of the Siemens family and family-sponsored foundations. To the extent these shares are voted on behalf of members of the Siemens family or family-sponsored foundations, these shares are voted together by the vSV. The vSV exercises its voting power in respect of these shares upon approval by the chairman of its shareholders’ meeting. As a result, the chairman has voting power over these Siemens shares. The current chairman is Mr. Peter von Siemens, who is also a member of our Supervisory Board. To our knowledge, there is no other single person that may be considered a beneficial owner of 5% or more of our share capital and who would be subject to disclosure requirements under German law.

Related Party Transactions

          As reflected in the information in the tables above under Item 6: “Directors, Senior Management and Employees—Management—Supervisory Board” and “—Managing Board”, some of our board members hold or in the last three years have held positions of significant responsibility with other entities. We have relationships with almost all of these entities in the ordinary course of our business whereby we buy and sell a wide variety of products and services at arms’ length terms. Significant are our relationships with Deutsche Bank AG, Bayerische Hypo- und Vereinsbank AG and Allianz AG. Dr. Rolf-E. Breuer is the Spokesman of the Managing Board of Deutsche Bank AG and Dr. Albrecht Schmidt is the Spokesman of the Managing Board of Bayerische Hypo-und Vereinsbank AG. Our ongoing banking relations with these banking institutions include securities underwritings, other investment banking services, and credit, money market and foreign exchange business. Dr. Henning Schulte-Noelle is Chairman of the Managing Board of Allianz AG, which directly and indirectly provides us insurance coverage, as well as banking services through its majority-owned subsidiary, Dresdner Bank AG, in the ordinary course of our business.

          During the last three fiscal years there have been no loans outstanding to members of our management other than a loan for the purchase of a residence to one of the members of our Managing Board in an amount of DEM 600,000 at an interest rate of 6% per annum that has been repaid in full.

          We have a number of significant joint ventures and other equity investments in large companies that we account for under the equity method and as marketable securities. We have relationships with many of these entities in the ordinary course of business whereby we buy and sell a wide variety of products and services on arms’ length terms. As of December 5, 2001, our most significant equity investment is Infineon Technologies AG. Also significant are our relationships with our joint ventures Bosch Siemens Hausgeräte GmbH, Fujitsu Siemens Computers and Framatome Advanced Nuclear Power. We also have investments accounted for as available-for-sale marketable securities, the most significant of which is our investment in Epcos AG.

Item 8:    Financial Information

          See Item 5: “Operating and Financial Review and Prospects”, Item 18: “Financial Statements” and pages F-1 through F-55.

Item 9:    The Offer and Listing

Trading Markets

          The principal trading market for our shares is the Frankfurt Stock Exchange. Our shares are also traded on the other German stock exchanges in Berlin, Bremen, Düsseldorf, Hamburg, Hannover, Munich and Stuttgart and on other European stock exchanges in London and Paris and on the Swiss Stock Exchange. Options on the shares are traded on the German-Swiss options exchange (Eurex), which is jointly owned and operated by Deutsche Börse AG and the Swiss Stock Exchange. The ADSs of Siemens AG, each representing one share, trade on the New York Stock Exchange under the symbol “SI”.

Market Price Information

          The table below sets forth, for the calendar periods indicated, the high and low closing sales prices on the Frankfurt Stock Exchange for the ordinary shares of Siemens as reported by Xetra. Since January 4, 1999, the first official trading day of 1999, the prices of shares traded on German stock exchanges, including the ordinary shares of Siemens AG, have been quoted in euros. In order to achieve comparability with the sales prices quoted in Deutsche marks during the relevant periods in 1997 and 1998, the sales prices indicated for those periods have been converted into euros at the official conversion rate of DM1.95583 = €1.00. The table also shows, for the periods indicated, the closing highs and lows of the DAX and the average daily trading volume of our ordinary shares on Xetra. See the discussion under Item 3: “Exchange Rate Information” for information with respect to rates of exchange between the U.S. dollar and the Deutsche mark (translated into euros at the official conversion rate of DM1.95583 = €1.00) and the U.S. dollar and the euro applicable during the periods set forth below.

	Price per ordinary share		DAX		Average daily trading volume(1)
	High	Low	High	Low
	(€)				(millions of shares)
Annual highs and lows
1997	44.47	24.35	4,438.9	2,848.8	2.765
1998	47.21	26.93	6,171.4	3,896.1	2.762
1999	84.67	35.57	6,958.1	4,678.7	2.656
2000	127.67	75.40	8,065.0	6,200.7	4.012
2001	105.77	37.50	6,795.1	3,787.2	5.799

Quarterly highs and lows
1999

Fourth quarter	84.67	50.65	6,958.1	5,124.6	2.746
2000

First quarter	127.67	75.40	8,065.0	6,474.9	5.012
Second quarter	113.33	88.99	7,555.9	6,834.9	3.339
Third quarter	126.13	97.33	7,480.1	6,682.9	3.208
Fourth quarter	103.33	84.33	7,136.3	6,200.7	4.586
2001

First quarter	105.77	70.27	6,795.1	5,388.0	5.839
Second quarter	91.15	69.44	6,278.9	5,553.5	4.912
Third quarter	73.28	37.50	6,109.5	3,787.2	5.395
Fourth quarter	74.35	41.40	5,271.3	4,240.0	7.126

Monthly highs and lows
2001

June	85.45	69.44	6,242.1	5,833.1	5.522
July	73.28	56.55	6,109.5	5,582.8	5.093
August	65.40	54.30	5,835.2	5,162.4	4.202
September	56.90	37.50	5,208.1	3,787.2	6.941
October	57.33	41.40	4,820.3	4,240.0	6.760
November	69.00	53.49	5,185.1	4,583.3	7.536
December	74.35	65.74	5,271.3	4,909.4	7.081

(1)	Data from Datastream International.

           On December 31, 2001, the closing sale price per Siemens AG ordinary share on Xetra was €74.35, which was equivalent to $65.59 per ordinary share, translated at the noon buying rate for euros on such date.

Trading on the New York Stock Exchange

          Official trading of Siemens AG ADSs on the New York Stock Exchange commenced on March 12, 2001. Siemens AG ADSs trade under the symbol “SI.”

          The following table sets forth, for the calendar periods indicated, the high and low closing sales prices per Siemens AG ADS as reported on the New York Stock Exchange Composite Tape:

	Price per ADS
	High	Low
	($)
Annual highs and lows
2001	79.31	38.10

Quarterly highs and lows
2001

First quarter (from March 12, 2001)	74.57	64.30
Second quarter	79.31	59.65
Third quarter	62.32	34.39
Fourth quarter	65.72	38.10

Monthly highs and lows
2001

June	72.95	59.65
July	62.32	49.40
August	57.95	49.01
September	51.31	34.39
October	51.10	38.10
November	60.80	48.17
December	65.72	58.25

          On December 31, 2001, the closing sales price per Siemens AG ADS on the New York Stock Exchange as reported on the New York Stock Exchange Composite Tape was $65.48.

Item 10:    Additional Information

Articles of Association and Relevant Provisions of German Law

          This section summarizes the material provisions of our Articles of Association (Satzung) and German law to the extent that they affect the rights of our shareholders. The description is only a summary and does not describe everything that our Articles of Association contain.

Organization

          We are a stock corporation organized in the Federal Republic of Germany under the German Stock Corporation Act (Aktiengesetz). We are registered in the Commercial Register (Handelsregister) maintained by the local courts in Munich, Germany, under the entry number 6684 and in Berlin Charlottenburg, Germany, under the entry number 12300. Copies of our Articles of Association are publicly available from the Commercial Register in Berlin and Munich, and an English translation is filed with the Securities and Exchange Commission in the United States.

Corporate Governance

          In contrast to corporations organized under the laws of the United States, German stock corporations are governed by three separate bodies: the annual general meeting of shareholders, the Supervisory Board and the Managing Board. Their roles are defined by German law and by the corporation’s Articles of Association, and may be described generally as follows:

          The Annual General Meeting of Shareholders ratifies the actions of the corporation’s Supervisory Board and Managing Board. It decides on the amount of the annual dividend, the appointment of an independent auditor, and certain significant corporate transactions. In corporations with more than 2,000 employees, shareholders appoint and employees elect an equal number of representatives to the Supervisory Board. The law requires that an annual general meeting of shareholders must be held within the first eight months of each fiscal year.

          The Supervisory Board appoints and removes the members of the Managing Board and oversees the management of the corporation. Although prior approval of the Supervisory Board may be required in connection with certain significant matters, the law does not ordinarily entitle the Supervisory Board to make management decisions.

          The Managing Board manages the corporation’s business and represents it in dealings with third parties. The Managing Board submits regular reports to the Supervisory Board about the corporation’s operations and business strategies, and prepares special reports upon request. Nobody may serve concurrently on the Managing Board and the Supervisory Board of the same corporation.

Objects and Purposes

          According to Section 2 of our Articles of Association, the objects and purposes of our company are

•
to manufacture and distribute industrial products in the fields of electrical engineering, mechanical engineering, precision mechanics and all related sectors of engineering, as well as research and development in these fields;

•	to develop, plan, design and distribute systems and component parts for the generation, transmission and processing of information and energy, and to use them in processes of all kinds; and

•	to manufacture and distribute goods that, as accessories or auxiliary material, are useful in connection with the products manufactured and distributed.

          Our Articles of Association authorize us to engage in business of any kind and to take any and all measures related to or useful in promoting our objects. We may also operate domestic and foreign factories, establish branch offices, found, acquire, consolidate with, or participate in, other companies, conclude or participate in other management contracts and enter into joint ventures.

Directors

          Under German law, our Supervisory Board members and Managing Board members owe a duty of loyalty and care to our company. They must exercise the standard of care of a prudent and diligent businessman and bear the burden of proving they did so if their actions are contested. Both boards have a duty to take into account the interests of our shareholders and our workers and, to some extent, are also required to observe the public interest. Those who violate their duties are jointly and severally liable to the company for any damage that their violations have caused unless their actions were validly approved by a resolution at a prior shareholders’ meeting with a simple majority of the votes cast.

          No board member may vote on a matter that concerns formal approval of his own acts or in which he has a material interest, and no member of either our Supervisory Board or our Managing Board may receive loans from us unless these loans are approved by the Supervisory Board.

           There is no mandatory retirement age and no share ownership requirement for the members of either of our boards.

          See also Item 6: “Directors, Senior Management and Employees” for further information about the Supervisory Board and the Managing Board.

Rights, Preferences and Restrictions Attaching To Our Shares

Voting Rights

          Our shareholders vote at shareholders’ meetings. A shareholders’ meeting may be called by either our Managing Board or our Supervisory Board. The annual general shareholders’ meeting must take place within the first eight months of each fiscal year. In addition, shareholders who in the aggregate hold 5% or more of our registered share capital may require the Managing Board to call a meeting. Shareholders holding shares with an aggregate value of at least €500,000 of our registered share capital may require that particular items be placed on the agenda of the meeting.

          Under German law and our Articles of Association, we must publish notices of shareholder meetings in the Federal Gazette at least one month prior to the deadline set by the notice in which we ask our shareholders to notify us that they intend to attend the meeting. In coming years we intend to take advantage of provisions in German law that allow the Internet to be used as a means to communicate with shareholders.

          In order to be entitled to participate and vote at the meeting, a shareholder must be registered in the share register on the meeting date, and must also have notified us in writing or electronically no later than six full days, or such lesser period as the Managing Board may specify, before the meeting date that he or she wishes to attend the meeting.

          At our shareholders’ meetings, each share carries one vote. In certain cases, a shareholder can be prevented from exercising his or her voting rights. This rule applies, for example, if we discharge one of our shareholders from liability or assert claims against one of our shareholders. Resolutions are generally passed with a simple majority of the votes cast at the meeting. Resolutions that require a capital majority are passed with a simple majority of the issued capital present at the meeting, unless statutory law or our Articles of Association require otherwise. Under the German Stock Corporation Act, a number of significant resolutions must be passed by a vote of at least 75% of the share capital present at the meeting. This 75% majority requirement also applies to the following matters:

•
amendments of our Articles of Association (except amendments that would impose an additional duty upon our shareholders or change certain rights and obligations attaching to our shares, which in addition require the approval of all shareholders concerned);

•	capital increases and decreases;

•	exclusion of preemptive rights in connection with a capital increase;

•	the creation of authorized capital or conditional capital or the issue of convertible bonds and bonds with warrants attached;

•	the dissolution of our company;

•	merger or consolidation of our company with another stock corporation or certain other corporate transformation;

•	transfer of all or virtually all of our assets; and

•	the approval of any direct control, profit and loss pooling or similar intercompany agreements.

          Although we must notify shareholders of an ordinary or extraordinary shareholders’ meeting as described above, neither the German Stock Corporation Act nor our Articles of Association fix a minimum quorum requirement. This means that holders of a minority of our shares could control the outcome of actions not requiring a specified majority of our outstanding share capital.

          Neither German law nor our Articles of Association restrict the right of non-resident or foreign owners of our shares to hold or vote the shares.

Dividend Rights

          Under applicable German law, we may declare and pay dividends only from annual net profits as they are shown in the German statutory annual financial statements of Siemens AG. For each fiscal year, the Managing Board approves the annual financial statements and submits them to the Supervisory Board with its proposal as to the appropriation of the annual net profit. The proposal will set forth what amounts of the annual net profit should be paid out as dividends, transferred to capital reserves, or carried forward to the next fiscal year. Upon approval by the Supervisory Board, the Managing Board and the Supervisory Board submit their combined proposal to the shareholders at the annual general meeting of shareholders. The general assembly of shareholders ultimately determines the appropriation of annual net profits, including the amount of the annual dividends. Our Managing and Supervisory Boards may not allocate more than one half of our annual surplus to profit reserves if, following this allocation, our accumulated profit reserves would exceed one half of our share capital. In determining the distribution of profits, however, our shareholders may allocate additional amounts to profit reserves and may carry forward profits in part or in full. Our shareholders participate in profit distributions in proportion to the number of shares they hold.

          Cash dividends approved at a shareholders’ meeting are payable on the first stock exchange trading day after that meeting, unless otherwise decided at the shareholders’ meeting. If you hold shares that are entitled to dividends in a clearing system, the dividends will be paid according to that clearing system’s rules. If you hold physical certificates, you were given notice in the Federal Gazette in September 2001 to surrender these certificates prior to January 11, 2002 to a financial institution of your choice that maintains securities accounts. Upon doing so, you will be granted co-ownership interests in the global certificate deposited with Clearstream Banking AG. If you hold physical certificates and do not surrender them by January 11, 2002, they will be canceled by the company in early calendar 2002 by means of a published notice in the Federal Gazette. After such cancellation, holders of physical certificates will not be able to exercise dividend or other rights attaching to the shares without first surrendering the physical certificates to a financial institution that maintains securities accounts. We will publish notice of dividends paid, and the paying agent or agents that we have appointed, in the Federal Gazette.

Liquidation Rights

          In accordance with the German Stock Corporation Act, if we are liquidated, any liquidation proceeds remaining after all our liabilities have been paid off would be distributed among our shareholders in proportion to the number of shares held by them.

Preemptive Rights

          Under the German Stock Corporation Act, our shareholders generally have preemptive rights. Preemptive rights are preferential rights to subscribe for issues of new shares in proportion to the number of shares that a shareholder already holds in the corporation’s existing share capital. These rights do not apply to shares issued out of conditional capital or if a capital increase has occurred and our shareholders have waived their preemptive rights in connection with that increase. Preemptive rights also apply to securities other than shares if they may be converted into shares, such as options, securities with warrants, profit-sharing certificates and securities with dividend rights. The German Stock Corporation Act allows companies to exclude or restrict preemptive rights in connection with capital increases only in limited circumstances and only in the same shareholders resolution that authorizes the capital increase. At least 75% of the share capital represented at the meeting that approves a capital increase has to vote for exclusion or restriction of preemptive rights in connection with that increase. In addition to being approved by the shareholders, any exclusion or restriction of preemptive rights requires a justification, which our Managing Board has to set forth in a written report to our shareholders. The justification requires a showing that our interest in excluding or restricting preemptive rights outweighs the shareholders’ interest in exercising these rights. If our Managing Board increases our share capital for cash in accordance with our Articles of Association, it may, for example, exclude preemptive rights:

•	to the extent that we have an obligation to grant new shares to holders of warrants or convertible bonds that we or any of our subsidiaries have issued;

•
if the newly issued shares represent 10% or less of our existing share capital at the time we register the authorized capital or issue the new shares, and the issue price of the new shares is not substantially less than the stock exchange price as defined under German law; or

•	to the extent necessary to avoid fractional amounts that may arise in the case of share issuance upon the exercise of preemptive rights.

          Under German law, preemptive rights may be transferred separately from the underlying shares and may be traded on any of the German stock exchanges on which our shares are traded until a certain number of days prior to the last date on which the preemptive rights may be exercised.

          Our shareholders have waived their preemptive rights with respect to shares issued to employees and with respect to shares issued in exchange for an in-kind contribution out of authorized capital.

Disclosure Requirement

          Our Articles of Association do not require our shareholders to advise us when their holdings exceed specified thresholds. Under the German Securities Trading Act (Wertpapierhandelsgesetz), however, holders of the voting securities of German corporations admitted to official trading (Amtlicher Handel) on a stock exchange within the European Union or the European Economic Area are required to notify promptly and in writing the company in which they hold the securities and the Federal Supervisory Authority for Securities Trading (Bundesaufsichtsamt für den Wertpapierhandel) of the level of their holdings whenever such holdings reach, exceed or fall below certain thresholds. These thresholds are set at 5%, 10%, 25%, 50% or 75% of our outstanding voting rights. If a shareholder fails to notify the company or the Federal Supervisory Authority for Securities Trading as required, he or she cannot exercise any rights associated with the shares for as long as the default continues.

          The German Securities Trading Act also contains rules designed to ensure the attribution of shares to the person who has effective control over the exercise of the voting rights attached to those shares.

          In addition, on November 30, 2001, the German legislature enacted into law certain amendments to the German Securities Trading Act, effective January 1, 2002, that extend the above reporting requirements to holders of the voting securities of German corporations admitted to trading in an organized market (Organisierter Markt) of a stock exchange within the European Union or the European Economic Area. The amendments also require the holders of 30% or more of the outstanding voting rights of a covered security to report such holdings immediately upon, or at the latest within seven days of, acquiring such rights.

Repurchase of our Own Shares

          We may not acquire our own shares unless so authorized by a resolution duly adopted by our shareholders at a general meeting or in other very limited circumstances set forth in the German Stock Corporation Act. Any shareholders’ resolution that authorizes us to repurchase shares may not be in effect for a period of longer than 18 months. The German Stock Corporation Act generally limits share repurchases to 10% of our share capital. Any resale of repurchased shares has to be effected via a stock exchange in a manner that treats all shareholders in an equal manner or in accordance with the rules that apply to preemptive rights relating to a capital increase. Shares that are repurchased may be reissued without preemptive rights and without shareholder approval as long as they are used for the acquisition of a business or participations in a business.

Jurisdiction

          Our Articles of Association provide that by subscription to or by otherwise acquiring shares or temporary certificates for shares, a shareholder submits to the jurisdiction of the courts of our legal domicile in all disputes with us or our governing bodies.

Material Contracts

          On December 5, 2001, Siemens irrevocably transferred 200 million Infineon shares or approximately 28.9% of Infineon’s outstanding share capital to First Union Trust Company N.A. as trustee under a trust agreement, which Siemens entered into with First Union on December 5, 2001.

          Under the terms of the trust agreement, the trustee has legal title to the shares held in trust and Siemens has irrevocably relinquished all voting rights in the shares. However, the trustee is not permitted to vote any Infineon shares it holds in trust under the agreement. Siemens continues to be entitled to all the benefits of economic ownership of the shares held in trust, including the right to receive cash dividends and other cash distributions, which the trustee has agreed to pay to Siemens promptly upon receipt. The trustee is not entitled to sell or encumber the shares held in trust except at Siemens’ direction, but Siemens has agreed not to direct the sale of any such shares to itself, any affiliate, any vehicle established by Siemens or any of its affiliates, or to Infineon. The trustee has agreed to pay to Siemens any proceeds resulting from a permitted sale. Under the arrangement, the trustee holds the shares in trust for the benefit of the beneficiaries under the trust agreement, which include Siemens as trustor and third party shareholders of Infineon. The trust agreement will terminate when Siemens and its affiliates, on a consolidated basis, have held, directly or indirectly, less than 50% of the voting share capital of Infineon, including the shares held in trust by the trustee, for a period of two consecutive years. Certain provisions of the trust agreement, including those relating to voting and transfer of the shares held in trust, may not be amended without the approval of Infineon’s shareholders.

          Under the terms of a related standstill agreement, Siemens has agreed with the trustee that it will not and it will not permit its affiliates to, directly or indirectly, acquire or offer to acquire ownership of Infineon shares, or securities convertible into Infineon shares, or any other Infineon voting securities or securities convertible into Infineon voting securities. Siemens has also agreed that neither it nor any of its affiliates will procure for itself any third party’s voting rights in respect of Infineon shares. These provisions terminate on the termination of the trust agreement.

Exchange Controls

          At present, Germany does not restrict the movement of capital between Germany and other countries or individuals except Iraq, the institutions of the Taliban party in Afghanistan, and certain other countries and individuals subject to embargoes in accordance with German law and applicable resolutions adopted by the United Nations and the EU.

          For statistical purposes, with certain exceptions, every corporation or individual residing in Germany must report to the German Central Bank any payment received from or made to a non-resident, corporation or individual if the payment exceeds €12,500 (or the equivalent in a foreign currency). Additionally, corporations and individuals residing in Germany must report to the German Central Bank any claims of a resident corporation or individual against, or liabilities payable to, a non-resident corporation or individual exceeding an aggregate of DM 3 million or €1.5 million (or the equivalent in a foreign currency) at the end of any calendar month.

Taxation

German Taxation

          The following discussion is a summary of the material German tax consequences for beneficial owners of shares or ADSs who are (i) not German residents for German income tax purposes (i.e., persons whose residence, habitual abode, statutory seat or place of effective management and control is not located in Germany) and (ii) whose shares do not form part of the business property of a permanent establishment or fixed base in Germany. Throughout this section we refer to these owners as “Non-German Holders”.

          This summary is based on German tax laws and typical tax treaties to which Germany is a party as they are in effect on the date hereof and is subject to changes in German tax laws or such treaties. This summary also reflects changes resulting from the German Tax Reduction Act (which we refer to as the “German Tax Reform”) enacted into law in October 2000. Most changes resulting from the German Tax Reform will be applicable to Siemens in its fiscal year beginning October 1, 2001. The following discussion does not purport to be a comprehensive discussion of all German tax consequences that may be relevant for Non-German Holders. You should consult your tax advisor regarding the German federal, state and local tax consequences of the purchase, ownership and disposition of shares or ADSs and the procedures to follow for the refund of German taxes withheld from dividends.

Taxation of the Company in Germany

          Before the effective date for German Tax Reform, German corporations, in general, were subject to corporate income tax at a rate of 40% on retained earnings and 30% on distributed earnings. In addition, a solidarity surcharge was levied at a rate of 5.5% on the net assessed corporate income tax charge. Corporate income tax and the solidarity surcharge, in the aggregate, amounted to 42.2% for retained earnings and 31.65% for distributed earnings.

          As a result of the German Tax Reform, German corporations become subject to a corporate income tax rate of 25%. The solidarity surcharge of 5.5% on the net assessed corporate income tax has been retained, so that the corporate income tax and the solidarity surcharge, in the aggregate, amount to 26.375%.

          In addition, German corporations are subject to profit-related trade tax on income, the exact amount of which depends on the municipality in which the corporation maintains its business establishment(s). Trade tax on income is a deductible item in computing the corporation’s tax base for corporate income tax purposes.

Taxation of Dividends

          Under the corporate income tax credit system in effect prior to changes enacted under the German Tax Reform, German taxpayers (i.e., individual and corporate shareholders resident in Germany and shareholders whose shares or ADSs form part of the business property of a permanent establishment or fixed base in Germany) who receive a dividend are entitled to a tax credit for the underlying German corporate income taxes paid by the distributing German corporation. This credit is not available to Non-German Holders.

          One major change resulting from the German Tax Reform is the abolition of the corporate income tax credit system. Dividend distributions paid by Siemens attributable to its fiscal year ending September 30, 2001 or earlier years, however, remain subject to the corporate income tax credit system. The new system applies to dividend distributions paid by Siemens attributable to its fiscal year ending September 30, 2002 and subsequent years. Under the new system, a tax credit will no longer be available to German tax payers with respect to the dividends. To avoid multiple levels of taxation in a corporate chain, the new law provides for an exemption comparable to a full dividend-received deduction for inter-corporate dividends received by a German corporate shareholder, irrespective of ownership percentage. German resident individuals must recognize 50% of the dividends received as taxable income. Certain transition rules apply in connection with the change from the corporate income tax credit system to the new system.

Imposition of Withholding Tax

          Dividend distributions made by a German corporation prior to the German Tax Reform effective date are subject to a 25% withholding tax. In addition, a solidarity surcharge at a rate of 5.5% on the withholding tax is levied such that the aggregate withholding from dividends is 26.375% of the declared dividend.

           For dividend distributions made by Siemens attributable to fiscal years beginning on or after October 1, 2001, the withholding tax will be reduced to 20% as a result of the German Tax Reform. The solidarity surcharge of 5.5% on the withholding tax will be retained, resulting in a total withholding from dividends of 21.1%.

          For many Non-German Holders, the withholding tax rate is reduced under applicable income tax treaties. Under most income tax treaties to which Germany is a party, the rate of dividend withholding tax is reduced to 15%. To reduce the withholding to the applicable treaty rate of 15%, a Non-German Holder may apply for a refund of withholding taxes paid. The refund amounts to 11.375% of the declared dividend for dividend distributions withheld at an aggregate 26.375% rate prior to the German Tax Reform effective date and 6.1% of the declared dividend for dividend distributions withheld thereafter at the new rate of 21.1%. The application for refund must be filed with the German Federal Tax Office (Bundesamt für Finanzen, Friedhofstrasse 1, D-53221 Bonn, Germany). The relevant forms can be obtained from the German Federal Tax Office or from German embassies and consulates.

Special Tax Rules for U.S. Shareholders

          Under the U.S.-German Income Tax Treaty (the “Treaty”), the withholding tax rate is reduced to 15% of the gross amount of the dividends. As long as the corporate income tax credit system is applicable to dividends paid by Siemens to individual German shareholders, eligible U.S. holders, as defined below under “United States Taxation,” are entitled to an additional reduction in German dividend withholding tax equal to 5% of the declared dividend. The corporate income tax credit system applies to German shareholders for dividends paid in respect of fiscal 2001. Therefore, dividend payments to an eligible U.S. holder made in 2002 by Siemens attributable to its fiscal year ended September 30, 2001 will be subject to the additional 5% withholding tax reduction, whereas dividends paid attributable to fiscal 2002 and subsequent years will be subject to a 15% general withholding tax rate under the Treaty.

          For dividend distributions made by Siemens in 2002 attributable to its fiscal year ended September 30, 2001 or prior years, the following procedure will apply. The dividend will be subject to a 25% withholding tax plus a solidarity surcharge of 5.5% on the withholding tax, resulting in an aggregate withholding of 26.375% of the declared dividend. Under the Treaty, an eligible U.S. holder is entitled to receive a payment from the German tax authorities equal to 16.375% of the declared dividend. A portion of this payment, 11.375% of the declared dividend, is treated for U.S. tax purposes as a reduction in German withholding tax to the generally applicable treaty rate of 15%. The remainder of the payment, 5% of the declared dividend, represents the net amount of an additional dividend of 5.88% that has been subject to a 15% German withholding tax. Accordingly, if Siemens declared a dividend of 100, an eligible U.S. holder would initially receive 73.625 (100 minus the 26.375% withholding tax). The eligible U.S. holder would then claim a refund from the German tax authorities of 16.375 thereby receiving a total of 90. The eligible U.S. holder’s deemed gross dividend for United States Federal income tax purposes would be 105.88, consisting of the declared dividend of 100 plus the additional deemed dividend of 5.88 associated with the Treaty refund. Withholding of 15% on the gross dividend of 105.88 results in a net cash dividend of 90.

          For dividend distributions made by Siemens attributable to fiscal 2002 and subsequent years, the dividend will be subject to a 20% withholding tax plus a solidarity surcharge of 5.5% on the withholding tax, resulting in an aggregate withholding of 21.1% of the declared dividend. Eligible U.S. holders will be entitled to receive a payment from the German tax authorities equal to 6.1% of the declared dividend. Accordingly, for a declared dividend of 100, an eligible U.S. holder initially will receive 78.9 (100 minus the 21.1% withholding tax). The eligible U.S. holder is then entitled to a refund from the German tax authorities of 6.1 and will, as a result, effectively receive a total of 85 (i.e., 85% of the declared dividend). Thus, the eligible U.S. holder will be deemed to have received a dividend of 100, subject to German withholding tax of 15.

Refund Procedure for U.S. Shareholders

          For shares and ADSs kept in custody with The Depository Trust Company in New York or one of its participating banks, the German tax authorities have introduced a collective procedure for the refund of German dividend withholding tax and the solidarity surcharge thereon on a trial basis. Under this procedure, The Depository Trust Company may submit claims for refunds payable to eligible U.S. holders under the Treaty collectively to the German tax authorities on behalf of these eligible U.S. holders. The German Federal Tax Office will pay the refund amounts on a preliminary basis to The Depository Trust Company, which will redistribute these amounts to the eligible U.S. holders according to the regulations governing the procedure. The German Federal Tax Office may review whether the refund was made in accordance with the law within four years after making the payment to The Depository Trust Company. Details of this collective procedure are available from The Depository Trust Company.

          Individual claims for refunds may be made on a special German form which must be filed with the German Federal Tax Office at the address noted above. Copies of this form may be obtained from the German Federal Tax Office at the same address or from the Embassy of the Federal Republic of Germany, 4645 Reservoir Road, N.W., Washington, D.C. 20007-1998. Claims must be filed within a four-year period from the end of the calendar year in which the dividend was received. Holders who are entitled to a refund in excess of DM300 for the calendar year generally must file their refund claims on an individual basis. However, the custodian bank may be in a position to make refund claims on behalf of such holders.

          As part of the individual refund claim, an eligible U.S. holder must submit to the German tax authorities the original bank voucher (or a certified copy thereof) issued by the paying agent documenting the tax withheld, and an official certification on IRS Form 6166 of its last United States federal income tax return. IRS Form 6166 may be obtained by filing a request with the Internal Revenue Service Center in Philadelphia, Pennsylvania, Foreign Certification Request, P.O. Box 16347, Philadelphia, PA 19114-0447. Requests for certification must include the eligible U.S. holder’s name, Social Security or Employer Identification Number, tax return form number, and tax period for which the certification is requested. Requests for certifications can include a request to the Internal Revenue Service to send the certification directly to the German tax authorities. If no such request is made, the Internal Revenue Service will send a certification on IRS Form 6166 to the eligible U.S. holder, who then must submit this document with his refund claim.

Capital Gains

          Under German domestic tax law as currently in effect, capital gains derived by a Non-German Holder from the sale or other disposition of shares or ADSs are subject to tax in Germany only if such Non-German Holder has held, directly or indirectly, shares or ADSs representing 10% or more of the registered share capital of the company at any time during the 5-year period immediately preceding the disposition. This participation threshold will be reduced to 1% pursuant to the German Tax Reform in relation to capital gains derived on or after January 1, 2002. Special rules apply to such a selling Non-German Holder because Siemens has a fiscal year other than the calendar year. In computing the relevant size of a Non-German Holder’s shareholding, shareholdings already existing prior to the effective date of the German Tax Reform will also be taken into account. Pursuant to the German Tax Reform, corporate Non-German Holders will be fully exempt from German tax on capital gains derived on or after January 1, 2002 from the sale or other disposition of shares or ADSs.

          U.S. holders that qualify for benefits under the Treaty are exempt from taxation in Germany on capital gains derived from the sale or disposition of shares or ADSs.

Inheritance and Gift Tax

          Under German law, German gift or inheritance tax will be imposed only on transfers of shares or ADSs by a Non-German Holder at death or by way of gift, if

(i) the decedent or donor, or the heir, donee or other transferee has his residence in Germany at the time of the transfer;

          (ii)  the decedent or donor, or the heir, donee or other transferee is a citizen of Germany, is not a resident in Germany, but has not been continuously outside of Germany for a period of more than five years; or

           (iii)  the shares or ADSs subject to such transfer form part of a portfolio that represents 10% or more of the registered share capital of the company and has been held, directly or indirectly, by the decedent or donor, respectively, actually or constructively together with related parties.

          The right of the German government to impose inheritance or gift tax on a Non-German Holder may be further limited by an applicable estate tax treaty (such as the U.S.-German Inheritances and Gifts Tax Treaty of December 3, 1980).

Other Taxes

          No German transfer, stamp or similar taxes apply to the purchase, sale or other disposition of shares or ADSs by a Non-German Holder. Currently, net worth tax is not levied in Germany.

Tax Reform

          In October 2000, the Tax Reduction Law, which significantly revised taxation of German corporations and their shareholders, was enacted. The provisions of the Tax Reduction Law will apply to Siemens and Siemens shareholders beginning in the 2002 fiscal year. The following is a brief summary of the significant changes to the tax structure:

•	The corporate income tax imputation system has been abolished and shareholders are no longer entitled to receive a credit or refund of corporate income tax paid by our company;

•
Profits, irrespective of whether they are distributed as dividends, are taxed at a single corporate income tax rate of 25% (not including solidarity surcharge), without regard to whether the earnings are retained or paid as dividends, and an additional solidarity surcharge of 5.5% of income is levied on the corporation’s tax payable;

•	Only 50% of dividends received by a shareholder resident in Germany would be subject to personal income tax; dividends received by shareholders subject to corporate income tax would not be taxable;

•
Earnings that are paid out as dividends continue to be subject to capital gains tax, but the withholding gains tax has been reduced to 20% and shareholders may offset the full amount of capital gains tax paid against their income or corporation tax liability; and

•
Capital gains derived by a Non-German Holder from the sale of other disposition of shares or ADSs shall only be subject to tax in Germany if such Non-German Holder has held 1% or more of the registered share capital of a company at any time during the 5-year period immediately preceding the disposition.

U.S. Taxation

          This section describes the material United States federal income tax consequences of owning shares or ADSs. It applies to you only if you hold your shares or ADSs as capital assets for tax purposes. This section does not address all material tax consequences of owning shares or ADSs. It does not address special classes of holders, some of which may be subject to other rules, including:

•	tax-exempt entities,

•	life insurance companies,

•	dealers in securities,

•	traders in securities that elect a mark-to-market method of accounting for securities holdings,

•	investors liable for alternative minimum tax,

•	investors that actually or constructively own 10% or more of our voting stock,

•	investors that hold shares or ADSs as part of a straddle or a hedging or conversion transaction, or

•	investors whose functional currency is not the U.S. dollar.

           This section is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, and published rulings and court decisions, as currently in effect, as well as on the Treaty. These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of JPMorgan Chase Bank, the depositary for the American Depositary Receipt (or ADR) program. Assuming that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms for United States federal income tax purposes, if you hold ADRs evidencing ADSs, you will generally be treated as the owner of the shares represented by those ADSs. Exchanges of shares for ADSs, and ADSs for shares, generally will not be subject to United States federal income tax.

          You are a “U.S. holder” if you are a beneficial owner of shares or ADSs and you are:

•	a citizen or resident of the United States,

•	a domestic corporation,

•	an estate whose income is subject to United States federal income tax regardless of its source,

•
or a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

          This discussion addresses only United States federal income taxation. You should consult your own tax advisor regarding the United States federal, state, local and other tax consequences of owning and disposing of shares and ADSs in your particular circumstances. In particular, you should confirm that you are eligible for the benefits under the Treaty with respect to income and gain from the shares or ADSs.

Taxation of Dividends

          If you are a U.S. holder, you must include in your gross income the gross amount of any dividend paid by us out of our current or accumulated earnings and profits, as these amounts are determined for United States federal income tax purposes. You must include any German tax withheld from the dividend payment and any additional dividend associated with the Treaty refund in this gross amount even though you do not in fact receive it. See the description under “German Taxation—Special Tax Rules for U.S. Shareholders” for examples of how you compute the amount of gross dividends received. The dividend is ordinary income that you must include in income when you, in the case of shares, or JPMorgan Chase Bank, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the euro payments made, determined at the spot euro/U.S. dollar rate on the date the dividend distribution is includable in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of our current or accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a return of capital to the extent of your basis in the shares or ADSs and as capital gain thereafter.

          Subject to certain limitations, the German tax withheld in accordance with German law or the Treaty and paid over to Germany will be creditable against your United States federal income tax liability. To the extent a refund of the tax withheld is available to you under German law or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against your United States federal income tax liability. See the description under “German Taxation—Refund Procedure for U.S. Shareholders”, above for the procedures for obtaining a tax refund.

          Dividends constitute income from sources outside the United States, but generally will be “passive income” or “financial services income” which are treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.

Taxation of Capital Gains

          If you are a U.S. holder and sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your shares or ADSs. Capital gain of a noncorporate U.S. holder is generally taxed at a maximum rate of 20% for property held for more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Documents on Display

          We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the Securities and Exchange Commission. These materials, including this Registration Statement and the exhibits thereto, may be inspected and copied at the Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission’s regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 233 Broadway, New York, New York 10279. Copies of the materials may be obtained from the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the Commission’s Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. In addition, material filed by us can be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

Item 11:    Quantitative and Qualitative Disclosure About Market Risk

Market Risk Management Objective

          Prudent financial market risk management is a key priority for Siemens. Our international operations, financing activities and investments expose us to financial market risks in the ordinary course of our business. We define “market risk” as a potential loss due to an adverse move in market rates. We define “potential loss” for equity price risk as a decline in fair values due to an adverse move in market prices. For foreign exchange risk, a “potential loss” is defined as a decline in future cash flows due to an adverse move in market rates. For interest rate risk, we consider “potential loss” to mean, for fixed rate instruments, a decline in fair values, and, for variable rate instruments, a decline in future cash flows. The application of these definitions is explained towards the end of this item.

          Our objective for managing such risks is to capitalize on the opportunities available in the global markets for our products and services while proactively managing the associated financial markets risk.

Market Risk Exposures

          Our primary market exposures, after the application of our market risk management approach, are:

•	equity price risk from our marketable securities;

•	foreign exchange rate risk, particularly to the United States dollar, the United Kingdom pound, and the Swiss franc;

•	interest rate risk resulting from long-term fixed rate debt obligations denominated principally in the Euro, and also long-term interest rate swaps based on 3 to 6 month Euro LIBOR.

          Siemens has no material commodity price risk.

          As of September 30, 2001, we did not hold a trading portfolio.

           We use the “sensitivity analysis” method to measure our market risk. This method is further described below. Based on our sensitivity analyses, our primary market risk exposures as of September 30, 2001, with comparative data from September 30, 2000, are summarized by risk type category in the following table:

Market Risk Exposures
As of September 30, 2001 and September 30, 2000
(Sensitivity Analysis method)
(€ in millions)

	As of September 30,
	2001	2000
Equity price risk	(96)	(484)
Foreign exchange rate risk	(8)	(14)
Interest rate risk—fair value	(222)	(103)
Interest rate risk—cash flow	(37)	(18)

          In the unlikely occurrence that all risk factors were to move simultaneously against us, Siemens could potentially suffer a combined loss of €363 million as of September 30, 2001 in comparison to a similarly calculated value of €619 million as of September 30, 2000. The decrease from the prior year is principally due to a substantial loss in the value of our equity holdings and to disposals.

          Sensitivity analysis is a widely used risk measurement tool that allows management to make judgments regarding the risk positioning of the company as a whole. Sensitivity analyses approximate an answer to the question: “How much could we lose if certain specified parameters were to be met under a specific set of assumptions?” We use sensitivity analysis because it provides reasonable risk estimates using straightforward assumptions (for example, a drop in equity prices). The risk estimates provided here assume:

•	A 20% decrease in the equity prices of all of our equity shares,

•	A simultaneous, parallel foreign exchange rates shift in which all currencies weaken against the euro by 10%, and

•	A parallel shift of 100 basis points of the interest rate yield curves within all currency areas.

          We have found sensitivity analysis to be a useful tool in achieving some of our specific risk management objectives. Sensitivity analysis offers an easy-to-understand risk exposure estimate that allows our managers, shareholders, employees, suppliers and customers to appreciate an approximation of the effect changing market conditions could have on our business. Additionally, our managers, seeing what impacts a sudden and substantial change can have, are able to take steps to manage such risks.

          Sensitivity analysis has known limitations. We use our business experience, market information and additional analytics to manage our risk exposure and mitigate the limitations of our sensitivity analysis. The limitations of sensitivity analyses include:

•
The effects caused by correlation and diversification among different currencies, interest rate areas and equity prices or among these different risk exposures are not taken into account. This leads to an overestimation of exposure, since a simultaneous adverse shift in all currencies, yield curves and share prices is unlikely.

•
Unlike other more complex risk modeling concepts, it applies only two shifts (up or down) in each risk category with the direction causing the adverse outcome chosen. While it is possible to apply more sophisticated risk measurement techniques, it is our view that sensitivity analysis gives decision makers in our non-financial businesses a sufficient warning of potential losses that further detailed analyses using the specific facts of a given situation may be applied to determine if appropriate corrective actions are needed.

•
Sensitivity analyses offer a “snap-shot” of exposures at and between specific dates in time. However, there is continual change in the Other Than Trading Portfolio. For example, positions are continually being opened and closed, assets and liabilities mature or new interest rates take effect. We accept this limitation and whenever more current information is required, produce either updated sensitivity analyses or utilize other management reporting options to understand in detail the effects of changing market conditions.

•
Sensitivity analyses do not answer the question “how long” a sharp rise or fall of market rates will continue and we do not require it to do so. Instead, we develop our own market direction projections and obtain other professional predictions that we then use in our financial planning and in modeling earnings impacts.

          We continually refine our risk measurement and reporting procedures including a periodic re-examination of the underlying assumptions and parameters utilized. Since the last reporting period there have not been any such changes that have resulted in a material alteration of the risk estimates provided here from the prior period —that is, the differences between periods principally reflect changes in our exposures and the market rates and prices.

Financial Market Risk Management Organization and Responsibilities

          Our approach to managing financial market risk is part of Siemens’ overall risk management system and begins with our Managing Board, which has oversight over all of our operations. Our Chief Financial Officer sits on this board and has specific responsibility for our financial market risk management organization. The Managing Board retains ultimate accountability but for practical business purposes delegates responsibilities to central functions and to the business groups. Specialist departments (at the corporate level and within the operations groups) and the Corporate Risk Management department support the business groups and have responsibility for risk policy setting, risk oversight and developing tools and standards for risk management. Day-to-day risk management activities are generally conducted at the operational level within the business groups in accordance with policies and procedures established by the Specialist departments and the Corporate Risk Management. Internal Audit regularly reviews the adequacy and efficiency of our risk management and control systems.

          We recognize that our local managers often have access to timelier business and capital markets intelligence relevant to their respective regional marketplaces. This understanding permits them to identify and rapidly act on opportunities in the local markets for our goods and services as well as in local markets for sources and uses of funds. We therefore entrust the management of our various business groups with a certain degree of decision-making flexibility, within clearly defined limits, regarding interest rate and foreign exchange risk positions. For example, each business group has in place carefully structured foreign exchange risk origination and hedging guidelines that conform to a model policy developed by our Corporate Finance department. These policies apply equally to all of our business groups including both operations groups and Siemens Financial Services. The actions of the business groups are regularly audited to ensure compliance with the risk management policies and other standard business controls.

Financial Market Risk Management Strategies and Instruments

Equity Price Risk

          We have investments in publicly traded companies, which are held for purposes other than trading. The market value of these investments as of September 30, 2001 was €480 million, with our 12.5% interest in EPCOS AG representing a large share. An adverse move in equity prices of 20% would reduce the value of these investments by €(96) million.

          In total, we had approximately €480 million in equity holdings as of September 30, 2001, primarily in the United States and Europe. This material decrease from €2.7 billion at September 30, 2000 is due principally to substantial decline in market prices as well as significant sales of marketable securities during the last fiscal year.

Common Features of Our Foreign Currency and Interest Rate Risk Management

          Our risk management approach is to pool and analyze interest rate and currency risk exposures of the business groups. Exceptions to this approach are made in the case of country-specific restrictions and similar considerations. The pooled exposures are recorded on a real-time basis in a treasury management system maintained by our Treasury Financing Services (TFS) division of SFS. This system allows us to perform an ongoing mark-to-market valuation of interest rate and currency risks of all pooled transactions, as well as a measure of credit exposure to individual financial institutions. TFS acts as our platform, on an internal service basis, to provide a centralized link for all of the operating groups to the third party financial institutions in our financial risk management activities. TFS enters into derivative financial instruments with third party financial institutions to offset all pooled exposures using a value at risk model. A description of these derivative instruments and their characteristics is provided below. At TFS, functional and organizational separation of duties between transaction initiation, processing and accounting is in place.

          Our business and financing activities lead us to use common financial instruments principally including accounts receivable, accounts payable, loans, debt obligations, and marketable securities. In addition, for our hedging activities we make use of derivatives which are financial instruments whose value is “derived”, usually from other financial instruments or market indices. The derivative instruments used are readily marketable, liquid and priced on a daily basis. They include forward exchange contracts, interest rate swaps, cross-currency swaps, forward contracts and options. We are an end-user of derivative products. Derivatives are used to manage our foreign currency and interest rate exposures, as well as less frequently for specific hedging strategies related to our equity holdings. Neither our operating groups nor TFS are permitted to enter into exotic or illiquid instrument transactions. We have a clearly defined approval process for new hedging products. Each new proposed hedging product must be reviewed by and prepared by several departments prior to the initiation of its use. The implementation process include these departments: Treasury and finance; accounting and controlling; risk management; credit, tax and legal.

          Our sensitivity analysis model takes the “optionality” of derivatives into account. Optionality means that derivative instruments provide for non-linear returns or losses—that is, changes in the value in the “underlying” (that which serves as the basis from which the derivative’s value is derived) often do not have a one-to-one relationship to the payoff to, or obligation of, the derivative’s counterparties. This is important because without the inclusion of the optionality effect, the risk estimates could be misstating the actual risk exposures.

Foreign Currency Exposure

          Our foreign currency transactions arise mainly from our business groups and to a lesser extent from investments and financing activities of Siemens as a whole. Foreign exchange risks are partly offset through our production facilities abroad, as well as through procurement and financing activities conducted in foreign currencies.

          We define foreign currency exposure as foreign currency denominated cash in-flows and cash out-flows from anticipated transactions for the next three months, firm commitments and balance sheet items. The foreign currency exposure is determined from the point of view of the respective functional currencies of the Siemens’ entity where the exposure exists.

          Our group-wide guidelines require each entity to enter into foreign exchange contracts with TFS to cover at least 75% of their foreign currency exposure. The unhedged balances are reported to the corporate finance department, which monitors the foreign exchange exposure. The values presented in the foreign exchange risk disclosures made in this document are the unhedged positions multiplied by the assumed 10% weakening of the currencies against the euro. As shown in the tables below, we economically hedged significantly more of our total foreign currency exposure at September 30, 2001 and September 30, 2000 than the 75% required by company policy.

           In determining our foreign exchange sensitivity, we aggregate the net foreign exchange risk exposure of the operations groups and TFS. Because our foreign currency inflows exceed our outflows, a weakening of foreign currencies against the euro would have a negative financial impact. For example, at September 30, 2000, we had a net long U.S. dollar exposure, so if the dollar weakened against the euro, we would have been able to convert it into fewer euros.

          At September 30, 2001, a parallel 10% alteration of foreign currencies would have resulted in a foreign currency exposure of €8 million. The tables below provide additional details on how we arrive at our foreign currency risk and show the relevant values for the United States dollar (“USD”), the British pound (“GBP”), and the Swiss franc (“CHF”).

Foreign Exchange Market Risk Exposures By Currency
As of September 30, 2001
(Sensitivity Analysis method)
(€ in millions)

	USD	GBP	CHF	Other	Total
Total anticipated foreign currency inflows	20,032	4,173	1,422	3,612	29,239
Total anticipated foreign currency outflows	(7,921)	(1,398)	(1,945)	(1,954)	(13,218)
Net foreign currency transaction exposure	12,111	2,775	(523)	1,658	16,021
Economically hedged exposure	(12,047)	(2,625)	461	1,732	(15,943)
Decline in future cash flows resulting from a 10% appreciation of the Euro after hedging activities	(6)	(15)	6	7	(8)

Foreign Exchange Market Risk Exposures By Currency
As of September 30, 2000
(Sensitivity Analysis method)
(€ in millions)

	USD	GBP	CHF	Other	Total
Total anticipated foreign currency inflows	16,515	4,179	1,260	3,928	25,882
Total anticipated foreign currency outflows	(6,764)	(1,897)	(3,166)	(1,937)	(13,764)
Net foreign currency transaction exposure	9,751	2,282	(1,906)	1,991	12,118
Economically hedged exposure	(8,906)	(2,357)	1,066	(1,781)	(11,978)
Decline in future cash flows resulting from a 10% appreciation of the Euro after hedging activities	(85)	8	84	(21)	(14)

          To address the effects of foreign exchange translation risk in our risk management, our working assumption is that investments in our foreign-based operations are permanent and that reinvestment is continual. Whenever a divestment of a particular asset or entity is contemplated or made, we incorporate the approximate value into our sensitivity analyses. Effects from currency fluctuations on the translation of net asset amounts into euro are reflected in the Siemens consolidated equity position.

Interest Rate Exposure

          Our interest rate exposure results mainly from debt obligations and interest bearing investments. We measure interest rate risk using either a fair value sensitivity or a cash flow sensitivity depending on whether the instrument has a fixed or variable interest rate. We use the fair value sensitivity calculation for fixed interest instruments to show the change in the fair value (defined as net present value) caused by a hypothetical 100-basis point shift in the yield curve. The first step in this calculation is to use the yield curve to discount the gross cash flows, meaning the net present value of future interest and principal payments of financial instruments with fixed interest rates. A second calculation discounts the gross cash flows using a 100-basis point shift of the yield curve. In all cases, we use the authoritatively published yield curves on the relevant balance sheet date. The cash flow sensitivity shows the change in future cash flows of financial instruments with a variable interest rate also assuming a 100-basis point shift of the yield curves. The total fair value sensitivity as well as the total cash flow sensitivity are generated by aggregating the sensitivities of the exposure denominated in various currencies.

          Our fair value interest risk results primarily from our long-term fixed rate debt obligations. We seek to limit this risk through the use of derivative instruments which allow us to hedge fair value changes by swapping fixed rates of interest into variable rates of interest. Assuming a 100-basis point decrease in interest rates, this risk was €222 million and €103 million at September 30, 2001 and 2000, respectively. The significant increase over the prior year is due primarily to the issuance of the €4.0 billion bond program, of which only a part has been swapped into variable rates of interest.

          Our cash flow interest rate risk on our variable rate portfolio was €37 million at September 30, 2001 and €18 million at September 30, 2000 assuming a 100-basis point increase in interest rates. Such risk is largely related to variable interest rates resulting from the aforementioned hedges of fixed rate debt obligations.

Item 12:    Description of Securities Other Than Equity Securities

          Not applicable.
PART II

          Not Applicable

PART III

Item 18:    Financial Statements

Siemens AG

INDEPENDENT AUDITORS’ REPORT

The Supervisory Board of
Siemens AG:

          We have audited the accompanying consolidated balance sheets of Siemens AG and subsidiaries as of September 30, 2001 and 2000, and the related consolidated statements of income, cash flows and changes in shareholders’ equity for each of the years in the three-year period ended September 30, 2001. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

          We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Siemens AG and subsidiaries as of September 30, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2001 in conformity with accounting principles generally accepted in the United States of America.

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Munich, Germany
November 29, 2001,
except for footnote 31
as to which the date is
December 31, 2001

SIEMENS AG

CONSOLIDATED STATEMENTS OF INCOME
For the fiscal years ended September 30, 2001, 2000 and 1999
(in millions of €, per share amounts in €)

	Note	Siemens worldwide			Eliminations, reclassifications and Corporate Treasury		Operations		Infineon		Financing and Real Estate
		2001	2000	1999	2001	2000	2001	2000	2001	2000	2001	2000
Net sales		87,000	77,484	68,069	(3,114)	(3,176)	82,427	71,603	5,671	7,283	2,016	1,774
Cost of sales		(63,895)	(55,949)	(50,160)	2,899	1,656	(60,192)	(51,946)	(5,021)	(4,111)	(1,581)	(1,548)

Gross profit on sales		23,105	21,535	17,909	(215)	(1,520)	22,235	19,657	650	3,172	435	226
Research and development expenses		(6,782)	(5,848)	(5,260)	(166)	(204)	(5,427)	(4,619)	(1,189)	(1,025)	—	—
Marketing, selling and general administrative expenses		(16,640)	(14,173)	(12,679)	2	31	(15,559)	(13,333)	(786)	(670)	(297)	(201)
Other operating income (expense), net	4	(1,476)	(277)	105	(1,701)	(511)	(118)	(13)	200	2	143	245
Income from investments in other companies, net	5	49	299	386	—	(175)	(24)	310	36	154	37	10
Income from financial assets and marketable securities, net	6	173	2,732	1,615	(140)	1,867	263	832	65	37	(15)	(4)
Interest income (expense) of Operations, net	7	(32)	(35)	128	9	—	(41)	(35)	—	—	—	—
EBITA(1) from Operations/ EBIT Infineon		—	—	—	—	—	1,329	2,799	(1,024)	1,670	—	—
Other interest (expense) income, net	7	43	180	(86)	280	323	(304)	(220)	(1)	74	68	3
Goodwill amortization and purchased in-process R&D expenses of Operations		—	—	—	665	253	(665)	(253)	—	—	—	—
Gains on sales and dispositions of significant business interests (therein gain on issuance of subsidiary and associated company stock €617 and €534, respectively)	3	4,238	7,826	—	173	—	4,065	7,826	—	—	—	—
Other special items		—	—	—	1,185	280	(1,185)	(280)	—	—	—	—

Income (loss) before income taxes		2,678	12,239	2,118	92	344	3,240	9,872	(1,025)	1,744	371	279
Income taxes(2)	8	(781)	(3,017)	(801)	(30)	(79)	(1,058)	(2,262)	428	(612)	(121)	(64)
Minority interest		191	(362)	(108)	—	—	185	(356)	6	(6)	—	—

Net income (loss)		2,088	8,860	1,209	62	265	2,367	7,254	(591)	1,126	250	215

Basic earnings per share	28	2.36	9.97	1.36
Diluted earnings per share	28	2.36	9.96	1.36

(1)
EBITA is measured as earnings before financing interest, income taxes, amortization of goodwill and purchased in-process R&D expenses and certain one-time items. Interest income related to receivables from customers, cash allocated to the segments and interest expense on payables to suppliers are part of EBITA. EBITA differs from income before income taxes and should not be considered to be the same. Other companies that use EBITA may calculate it differently, and their figures may not be comparable to ours.

(2)
The income taxes of Eliminations, reclassifications and Corporate Treasury, Operations, and Financing and Real Estate are based on the consolidated effective corporate tax rate (excluding Infineon) applied to income before income taxes.

The accompanying notes are an integral part of these consolidated financial statements.

SIEMENS AG

CONSOLIDATED BALANCE SHEETS
As of September 30, 2001 and 2000
(in millions of €)

		Siemens worldwide		Eliminations, reclassifications and Corporate Treasury		Operations		Infineon		Financing and Real Estate
	Note	9/30/01	9/30/00	9/30/01	9/30/00	9/30/01	9/30/00	9/30/01	9/30/00	9/30/01	9/30/00
ASSETS
Current assets
Cash and cash equivalents		7,802	6,862	6,103	5,105	907	1,211	757	511	35	35
Marketable securities	9	791	3,317	36	34	638	2,768	93	498	24	17
Accounts receivable, net	10	18,928	19,228	734	431	14,055	13,267	719	1,698	3,420	3,832
Intracompany receivables		—	—	(10,706)	(14,116)	10,060	13,935	208	127	438	54
Inventories, net	11	13,406	12,422	(74)	(119)	12,485	11,520	882	841	113	180
Deferred income taxes	8	1,113	1,596	—	—	971	1,352	39	100	103	144
Other current assets	12	8,973	5,666	799	642	7,223	4,596	178	60	773	368

Total current assets		51,013	49,091	(3,108)	(8,023)	46,339	48,649	2,876	3,835	4,906	4,630

Long-term investments	13	3,314	5,402	6	74	2,348	4,622	655	432	305	274
Intangible assets, net	14	9,771	6,446	(1)	—	9,223	6,113	437	222	112	111
Property, plant and equipment, net	14	17,803	15,720	2	3	8,547	7,861	5,233	4,034	4,021	3,822
Deferred income taxes	8	3,684	485	—	—	3,071	240	412	166	201	79
Other assets	15	4,533	4,510	(56)	321	1,240	1,327	130	164	3,219	2,698
Other intracompany receivables		—	—	(152)	(297)	149	297	—	—	3	—

Total assets		90,118	81,654	(3,309)	(7,922)	70,917	69,109	9,743	8,853	12,767	11,614

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt and current maturities of long-term debt	18	2,637	2,604	1,499	808	878	1,572	119	138	141	86
Accounts payable		10,376	9,458	(86)	(383)	9,173	8,419	1,050	1,222	239	200
Intracompany liabilities		—	—	(7,068)	(11,759)	1,215	4,182	239	87	5,614	7,490
Accrued liabilities	16	10,864	9,913	148	125	10,126	8,886	426	719	164	183
Deferred income taxes	8	754	1,086	1	—	631	848	19	75	103	163
Other current liabilities	17	19,893	13,794	(221)	1,607	19,145	11,767	351	213	618	207

Total current liabilities		44,524	36,855	(5,727)	(9,602)	41,168	35,674	2,204	2,454	6,879	8,329

Long-term debt	18	9,973	6,734	6,205	3,224	3,121	2,980	249	128	398	402
Pension plans and similar commitments	19	4,721	2,473	45	42	4,653	2,419	—	—	23	12
Deferred income taxes	8	111	662	—	—	43	348	53	178	15	136
Other accruals and provisions	20	2,957	4,068	(414)	(280)	2,653	3,793	319	287	399	268
Other intracompany liabilities		—	—	(3,418)	(1,306)	155	439	—	—	3,263	867

		62,286	50,792	(3,309)	(7,922)	51,793	45,653	2,825	3,047	10,977	10,014

Minority interests		4,020	2,382	—	—	4,002	2,382	18	—	—	—
Shareholders’ equity	21
Common stock, no par value. Authorized: 1,145,773,579 and 1,078,130,900 shares, respectively. Issued: 888,230,245 and 882,930,900 shares, respectively		2,665	1,505
Additional paid-in capital		4,901	5,547
Retained earnings		19,762	19,280
Accumulated other comprehensive income		(3,516)	2,150
Treasury stock, at cost. 1,116 and 23,100 shares, respectively		—	(2)

Total shareholders’ equity		23,812	28,480	—	—	15,122	21,074	6,900	5,806	1,790	1,600

Total liabilities and shareholders’ equity		90,118	81,654	(3,309)	(7,922)	70,917	69,109	9,743	8,853	12,767	11,614

The accompanying notes are an integral part of these consolidated financial statements.

SIEMENS AG

CONSOLIDATED STATEMENTS OF CASH FLOW
For the fiscal years ended September 30, 2001, 2000 and 1999
(in millions of €)

	Siemens worldwide			Eliminations, reclassifications and Corporate Treasury		Operations		Infineon		Financing and Real Estate
	2001	2000	1999	2001	2000	2001	2000	2001	2000	2001	2000
Cash flows from operating activities
Net income	2,088	8,860	1,209	62	265	2,367	7,254	(591)	1,126	250	215
Adjustments to reconcile net income to cash provided
Minority interest	(191)	362	108	—	—	(186)	356	(5)	6	—	—
Depreciation and amortization	6,264	4,652	3,594	—	—	4,684	3,428	1,122	834	458	390
Deferred taxes	36	585	(208)	13	16	463	464	(494)	91	54	14
Gains on sales and disposals of property, plant and equipment, net	(151)	(116)	(187)	—	—	(40)	(3)	—	(2)	(111)	(111)
(Gains) losses on sales and disposals of investments, net	(61)	(288)	(370)	—	—	207	(288)	(235)	—	(33)	—
Gains on sales and dispositions of significant business interests and gain from issuance of subsidiary and associated company stock	(4,238)	(7,826)	—	(162)	—	(4,065)	(7,826)	(11)	—	—	—
Gains on sales of marketable securities, net	(209)	(280)	(591)	—	—	(203)	(260)	(1)	(20)	(5)	—
(Income) loss from equity investees, net of dividends received	27	51	(5)	1	—	56	152	(25)	(101)	(5)	—
Write-off of acquired in-process research and development	195	165	198	—	—	126	139	69	26	—	—
Change in trading securities	—	(2,175)	(283)	—	—	—	(2,175)	—	—	—	—
Change in current assets and liabilities
(Increase) decrease in inventories, net	(716)	(984)	(173)	—	—	(746)	(900)	(36)	(108)	66	24
(Increase) decrease in accounts receivable, net	1,797	(1,374)	(2,376)	(38)	(1,475)	1,021	550	755	(683)	59	234
Sale of trade receivables	866	—	—	866	—	—	—	—	—	—	—
(Increase) decrease in other current assets	(1,397)	503	(343)	(229)	(100)	(848)	398	(139)	(13)	(181)	218
Increase (decrease) in accounts payable	467	1,760	958	(43)	(59)	428	1,364	58	469	24	(14)
Increase (decrease) in accrued liabilities	791	957	(100)	185	5	974	441	(322)	467	(46)	44
Increase (decrease) in other current liabilities	2,682	1,006	2,333	(100)	(125)	2,694	1,095	27	103	61	(67)
Change in other assets and liabilities	(1,234)	296	(124)	(289)	(163)	(1,047)	366	39	(115)	63	208

Net cash (used in) provided by operating activities	7,016	6,154	3,640	266	(1,636)	5,885	4,555	211	2,080	654	1,155
Cash flows from investing activities
Additions to intangible assets and property, plant and equipment	(7,048)	(5,544)	(3,998)	—	—	(4,044)	(3,375)	(2,364)	(1,614)	(640)	(555)
Acquisitions, net of cash acquired	(3,898)	(3,299)	(898)	—	—	(3,898)	(3,299)	—	—	—	—
Purchases of investments	(710)	(2,901)	(532)	—	—	(419)	(2,449)	(214)	(302)	(77)	(150)
Purchases of marketable securities (other than trading)	(436)	(491)	(24)	(11)	—	(329)	(39)	(82)	(452)	(14)	—
Increase in receivables from financing activities	(619)	(258)	—	714	1,762	—	—	—	—	(1,333)	(2,020)
Proceeds from sale of trade receivables	—	—	—	(866)	—	—	—	—	—	866	—
Proceeds from sales of long-term investments, intangibles and property, plant and equipment	4,207	1,287	1,687	4	4	3,511	885	373	41	319	357
Proceeds from sales and dispositions of significant business interests, net of cash sold	1,475	10,383	—	1,475	821	—	9,562	—	—	—	—
Proceeds from sales of marketable securities (other than trading)	1,143	388	889	—	2	660	385	474	—	9	1

Net cash (used in) provided by investing activities	(5,886)	(435)	(2,876)	1,316	2,589	(4,519)	1,670	(1,813)	(2,327)	(870)	(2,367)
Cash flows from financing activities
Proceeds from issuance of capital stock	514	—	—	(1,495)	(821)	514	—	1,495	821	—	—
Purchase of common stock of Company	(514)	(1,001)	—	—	—	(514)	(1,001)	—	—	—	—
Proceeds from issuance of treasury shares	233	—	—	—	—	233	—	—	—	—	—
Proceeds from issuance of debt	4,141	2,600	168	4,141	100	—	2,500	—	—	—	—
Repayment of debt	(976)	(1,156)	(202)	(921)	(320)	2	(733)	(20)	(78)	(37)	(25)
Change in short-term debt	(1,828)	(1,057)	(475)	281	(139)	(2,354)	(1,005)	114	73	131	14
Proceeds from issuance of redeemable interest in associated companies	—	169	—	—	—	—	—	—	169	—	—
Change in restricted cash	45	(67)	(63)	—	—	—	—	45	(67)	—	—
Dividends paid	(1,412)	(593)	(455)	407	—	(1,412)	(593)	(407)	—	—	—
Dividends paid to minority shareholders	(298)	(69)	(84)	(119)	—	(179)	(69)	—	—	—	—
Intercompany financing	—	—	—	(2,865)	4,717	2,122	(5,728)	619	(199)	124	1,210

Net cash (used in) provided by financing activities	(95)	(1,174)	(1,111)	(571)	3,537	(1,588)	(6,629)	1,846	719	218	1,199
Effect of exchange rates on cash and cash equivalents	(95)	180	55	(13)	36	(82)	129	2	9	(2)	6
Net (decrease) increase in cash and cash equivalents	940	4,725	(292)	998	4,526	(304)	(275)	246	481	—	(7)
Cash and cash equivalents at beginning of period	6,862	2,137	2,429	5,105	579	1,211	1,486	511	30	35	42

Cash and cash equivalents at end of period	7,802	6,862	2,137	6,103	5,105	907	1,211	757	511	35	35

Supplemental disclosure of cash paid for:
Interest	779	901	748
Income taxes	1,098	1,910	447

The accompanying notes are an integral part of these consolidated financial statements.

SIEMENS AG

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the fiscal years ended September 30, 2001, 2000 and 1999
(in millions of €)

				Accumulated Other Comprehensive Income (Loss)
	Capital Stock	Additional Paid-in Capital	Retained Earnings	Cumulative Translation Adjustment	Available- for-sale Securities	Derivative Instruments	Minimum Pension Liability	Treasury Shares at Cost	Total
Balance at October 1, 1998	1,521	5,605	11,133	(500)	421	—	—	—	18,180

Net income	—	—	1,209	—	—	—	—	—	1,209
Change in currency translation adjustment	—	—	—	374	—	—	—	—	374
Change in unrealized gains and losses	—	—	—	—	(170)	—	—	—	(170)

Total comprehensive income	—	—	1,209	374	(170)	—	—	—	1,413
Dividends paid	—	—	(455)	—	—	—	—	—	(455)
Purchase of capital stock	—	—	—	—	—	—	—	(147)	(147)
Re-issuance of treasury stock	—	—	—	—	—	—	—	147	147

Balance at September 30, 1999	1,521	5,605	11,887	(126)	251	—	—	—	19,138

Net income	—	—	8,860	—	—	—	—	—	8,860
Change in currency translation adjustment	—	—	—	1,059	—	—	—	—	1,059
Change in unrealized gains and losses	—	—	—	—	1,002	(30)	(6)	—	966

Total comprehensive income	—	—	8,860	1,059	1,002	(30)	(6)	—	10,885
Dividends paid	—	—	(593)	—	—	—	—	—	(593)
Purchase of capital stock	—	—	—	—	—	—	—	(224)	(224)
Re-issuance of treasury stock	—	—	—	—	—	—	—	222	222
Other changes	—	—	51	—	—	—	—	—	51
Purchase and retirement of capital stock	(16)	(58)	(925)	—	—	—	—	—	(999)

Balance at September 30, 2000	1,505	5,547	19,280	933	1,253	(30)	(6)	(2)	28,480

Net income	—	—	2,088	—	—	—	—	—	2,088
Change in currency translation adjustment	—	—	—	(532)	—	—	—	—	(532)
Change in unrealized gains and losses	—	—	—	—	(1,199)	53	(3,988)	—	(5,134)

Total comprehensive income	—	—	2,088	(532)	(1,199)	53	(3,988)	—	(3,578)
Dividends paid	—	—	(1,412)	—	—	—	—	—	(1,412)
Issuance of capital stock	10	504	—	—	—	—	—	—	514
Purchase of capital stock	—	—	—	—	—	—	—	(514)	(514)
Re-issuance of treasury stock	—	—	—	—	—	—	—	516	516
Recapitalization and stock split	1,150	(1,150)	—	—	—	—	—	—	—
Other changes	—	—	(194)	—	—	—	—	—	(194)

Balance at September 30, 2001	2,665	4,901	19,762	401	54	23	(3,994)	—	23,812

The accompanying notes are an integral part of these consolidated financial statements.

SIEMENS AG

SEGMENT INFORMATION
As of and for the fiscal years ended September 30, 2001, 2000 and 1999
(in millions of €)

	New orders (unaudited)			External sales			Intersegment sales			Total sales
	2001	2000	1999	2001	2000	1999	2001	2000	1999	2001	2000	1999
Operations
Information and Communication Networks (ICN)	12,639	11,648	9,881	12,189	11,129	9,825	693	194	83	12,882	11,323	9,908
Information and Communication Mobile (ICM)	11,866	10,420	10,921	11,151	8,790	9,454	148	120	1,184	11,299	8,910	10,638
Siemens Business Services (SBS)	6,303	5,857	5,095	4,261	4,390	3,523	1,773	1,492	1,478	6,034	5,882	5,001
Automation and Drives (A&D)	9,065	8,163	7,168	7,843	6,889	5,907	1,104	1,054	1,152	8,947	7,943	7,059
Industrial Solutions and Services (I&S)	4,881	4,401	4,144	3,398	3,173	2,949	1,165	1,053	1,079	4,563	4,226	4,028
Siemens Dematic (SD)	2,281	1,913	1,440	2,381	1,589	1,077	139	197	192	2,520	1,786	1,269
Siemens Building Technologies (SBT)	5,549	5,066	4,407	5,094	4,504	3,914	424	428	366	5,518	4,932	4,280
Power Generation (PG)	12,219	9,409	7,016	8,487	7,726	7,445	76	31	38	8,563	7,757	7,483
Power Transmission and Distribution (PTD)	3,887	3,566	2,930	3,818	2,969	3,150	235	182	197	4,053	3,151	3,347
Transportation Systems (TS)	5,647	3,722	3,130	4,000	3,706	3,151	21	4	7	4,021	3,710	3,158
Siemens VDO Automotive (SV)	5,702	3,839	3,267	5,694	3,828	3,268	8	5	5	5,702	3,833	3,273
Medical Solutions (Med)	8,444	5,253	4,165	7,199	4,901	4,027	20	23	48	7,219	4,924	4,075
Osram	4,522	4,327	3,660	4,200	4,038	3,476	322	288	184	4,522	4,326	3,660
Electromechanical Components (EC)	—	—	945	—	—	708	—	—	120	—	—	828
Corporate, eliminations	(6,890)	(4,759)	(4,668)	1,945	3,229	2,688	(5,361)	(4,329)	(5,274)	(3,416)	(1,100)	(2,586)

Total Operations	86,115	72,825	63,501	81,660	70,861	64,562	767	742	859	82,427	71,603	65,421
Reconciliation to financial statements	—	—	—	—	—	—	—	—	—	—	—	—
Other interest expense	—	—	—	—	—	—	—	—	—	—	—	—
Goodwill amortization and purchased in-process R&D expenses	—	—	—	—	—	—	—	—	—	—	—	—
Gains on sales and dispositions of significant business interests	—	—	—	—	—	—	—	—	—	—	—	—
Other special items	—	—	—	—	—	—	—	—	—	—	—	—
Operations income before income taxes/total assets/ total amortization, depreciation and write-downs	—	—	—	—	—	—	—	—	—	—	—	—

Infineon Technologies (Infineon)	4,390	8,837	4,624	4,744	6,200	3,217	927	1,083	1,020	5,671	7,283	4,237
Reconciliation to financial statements	—	—	—	—	—	—	—	—	—	—	—	—
Infineon income (loss) before income taxes/total assets	—	—	—	—	—	—	—	—	—	—	—	—

Financing and Real Estate
Siemens Financial Services (SFS)	481	354	277	373	242	149	108	112	128	481	354	277
Siemens Real Estate (SRE)	1,542	1,410	1,158	223	181	141	1,319	1,239	1,021	1,542	1,420	1,162
Eliminations	—	—	—	—	—	—	(7)	—	—	(7)	—	—

Total Financing and Real Estate	2,023	1,764	1,435	596	423	290	1,420	1,351	1,149	2,016	1,774	1,439

Eliminations, reclassifications and Corporate Treasury	—	—	—	—	—	—	(3,114)	(3,176)	(3,028)	(3,114)	(3,176)	(3,028)

Siemens worldwide	92,528	83,426	69,560	87,000	77,484	68,069	—	—	—	87,000	77,484	68,069

The accompanying notes are an integral part of these consolidated financial statements.

SIEMENS AG

SEGMENT INFORMATION—(CONTINUED)
As of and for the fiscal years ended September 30, 2001, 2000 and 1999
(in millions of €)

	EBITA			EBITA assets			Capital spending(3)			Amortization, depreciation andwrite-downs(4) (excl. goodwill amortization)
	2001	2000	1999(1)	9/30/01	9/30/00	9/30/99(2)	2001	2000	1999	2001		2000		1999(5)
Operations
Information and Communication Networks (ICN)	(861)	686	499	3,298	4,454	4,414	2,291	604	1,282	435		355		475
Information and Communication Mobile (ICM)	(307)	718	515	2,623	2,876	3,510	543	618	357	400		254		203
Siemens Business Services (SBS)	(259)	70	73	518	1,396	860	484	559	290	342		268		135
Automation and Drives (A&D)	981	865	711	2,653	2,632	2,307	429	766	275	242		218		206
Industrial Solutions and Services (I&S)	97	111	131	493	375	499	115	77	57	53		54		50
Siemens Dematic (SD)	(59)	196	68	984	560	552	78	56	27	63		51		57
Siemens Building Technologies (SBT)	132	297	125	2,276	2,226	2,481	326	217	178	163		144		130
Power Generation (PG)	634	66	(206)	(1,003)	178	2,208	351	262	142	211		182		222
Power Transmission and Distribution (PTD)	96	45	117	1,004	784	686	215	141	62	78		72		84
Transportation Systems (TS)	186	75	(45)	(916)	(337)	79	164	74	80	55		42		71
Siemens VDO Automotive (SV)	(261)	89	162	3,691	937	888	447	345	237	339		162		135
Medical Solutions (Med)	808	463	332	4,099	3,308	1,178	1,034	2,294	85	203		94		98
Osram	462	388	319	2,505	2,533	2,220	416	465	255	283		260		250
Electromechanical Components (EC)	—	—	9	—	—	501	—	—	65	—		—		70
Corporate, eliminations	(320)	(1,270)	(581)	(2,555)	2,143	2,429	1,468	2,645	411	265		649		488

Total Operations	1,329	2,799	2,229	19,670	24,065	24,812	8,361	9,123	3,803	3,132		2,805		2,674
Reconciliation to financial statements	—	—	—	51,247	45,044	39,413	—	—	—	—		—		—
Other interest expense	(304)	(220)	(401)	—	—	—	—	—	—	—		—		—
Goodwill amortization and purchased in-process R&D expenses	(665)	(253)	—	—	—	—	—	—	—	539	(6)	253	(6)	—
Gains on sales and dispositions of significant business interests	4,065	7,826	—	—	—	—	—	—	—	—		—		—
Other special items	(1,185)	(280)	—	—	—	—	—	—	—	1,013		370		—

Operations income before income taxes/total assets/total amortization, depreciation and write-downs	3,240	9,872	1,828	70,917	69,109	64,225	—	—	—	4,684		3,428		2,674

	EBIT			Net capital employed						Amortization, depreciation and write-downs(4)
Infineon Technologies (Infineon)	(1,024)	1,670	(13)	6,471	5,709	4,036	2,578	1,916	1,004	1,122		834		576
Reconciliation to financial statements	(1)	74	44	3,272	3,144	2,409	—	—	—	—		—		—

Infineon income (loss) before income taxes/total assets	(1,025)	1,744	31	9,743	8,853	6,445	—	—	—	—		—		—

	Income before income taxes			Total assets
Financing and Real Estate
Siemens Financial Services (SFS)	158	78	85	9,363	8,532	5,301	514	531	358	257		202		173
Siemens Real Estate (SRE)	213	201	129	3,469	3,590	2,752	203	174	263	201		188		171
Eliminations	—	—	—	(65)	(508)	(322)	—	—	—	—		—		—

Total Financing and Real Estate	371	279	214	12,767	11,614	7,731	717	705	621	458		390		344

Eliminations, reclassifications and Corporate Treasury	92	344	45	(3,309)	(7,922)	(6,681)	—	—	—	—		—		—

Siemens worldwide	2,678	12,239	2,118	90,118	81,654	71,720	11,656	11,744	5,428	6,264		4,652		3,594

(1)	In fiscal 1999: EBIT.
(2)	In fiscal 1999: Net capital employed.
(3)	Intangible assets, property, plant and equipment, acquisitions, and investments.
(4)	Includes amortization of intangible assets, depreciation of property, plant and equipment, and write-downs of investments.
(5)	In fiscal 1999: Operations includes goodwill amortization.
(6)	Represents only goodwill amortization.

The accompanying notes are an integral part of these consolidated financial statements.
SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

1.    Basis of presentation

          The accompanying consolidated financial statements present the operations of Siemens AG and its subsidiaries, (the Company or Siemens). The consolidated financial statements have been prepared in accordance with United States Generally Accepted Accounting Principles (U.S. GAAP). Siemens has prepared and reported its consolidated financial statements in euros (“€”).

          Per share information—On February 22, 2001, the Company’s shareholders approved a stock split (one additional share for two existing shares) of the common stock. This stock split became effective on April 30, 2001. Share and per share data for all periods presented reflect the share split and are based on the new number of shares.

Financial statement presentation

          The financial data of the Company is presented in the following components:

•	Siemens worldwide—Represents the consolidated financial statements of the Company.

•
Operations—Operations are defined as Siemens’ Operating segments including corporate headquarters and excluding the activities of Infineon Technologies AG (Infineon), the Financing and Real Estate segments, and Corporate Treasury.

•	Infineon—Infineon is a consolidated subsidiary whose shares are listed on the stock exchanges in Frankfurt and New York.

•	Financing and Real Estate—Siemens’ Financing and Real Estate segments are responsible for the Company’s international leasing, finance, credit and real estate management activities.

•
Eliminations, reclassifications and Corporate Treasury—This component combines the consolidation of transactions among Operations, Infineon and Financing and Real Estate with certain reclassifications. This component also includes the Company’s Corporate Treasury activities.

          The Company’s presentation of Operations, Infineon, Financing and Real Estate and Corporate Treasury reflects the management of these components as distinctly different business activities, with different goals and requirements. Management believes that this presentation provides a clearer understanding of the components of the Company’s financial position, results of operations and cash flows. The accounting and valuation principles applied to these components are generally the same as those used for Siemens worldwide. The Company has allocated shareholders’ equity to the Financing and Real Estate business based on a management approach oriented towards the inherent risk evident in the underlying assets. Infineon’s shareholders’ equity represents amounts presented in its separate financial statements. The remaining amount of total shareholders’ equity is shown under Operations. The financial data presented for the Operations and Financing and Real Estate components are not intended to purport the financial position, results of operations and cash flows as if separate entities under U.S. GAAP.

          The information disclosed in these footnotes relates to Siemens worldwide unless otherwise stated.

2.    Summary of significant accounting policies

          Basis of consolidation—The consolidated financial statements include the accounts of Siemens AG and all subsidiaries which are directly or indirectly controlled. Results of associated companies—companies in which Siemens, directly or indirectly, has 20% to 50% of the voting rights and the ability to exercise significant influence over operating and financial policies—are recorded in the consolidated financial statements using the equity method of accounting.
SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

           Foreign currency translation—The assets and liabilities of foreign subsidiaries, where the functional currency is other than the euro, are translated using period-end exchange rates, while the statements of operations are translated using average exchange rates during the period. Differences arising from such translations are included as a separate component of shareholders’ equity.

          The exchange rates of the significant currencies of non-euro countries used in the preparation of the consolidated financial statements were as follows:

		Year-end exchange rate (€)		Annual average rate (€)
		September 30		Fiscal year
Currency	ISO Code	2001	2000	2001	2000	1999
100 Swiss francs	CHF	67.70	65.53	66.61	63.35	62.47
1 British pound	GBP	1.60	1.67	1.61	1.63	1.49
1 U.S. dollar	USD	1.09	1.14	1.11	1.05	0.91
100 Japanese yen	JPY	0.92	1.05	0.92	0.99	0.78

          Revenue recognition—Revenue is recognized for product sales when title passes, the risks and rewards of ownership have been transferred to the customer, the fee is fixed or determinable, and collection of the related receivable is probable. If product sales are subject to customer acceptance, revenues are not recognized until customer acceptance occurs. For product sales which require the Company to install the product at the customer location, and for which installation is essential to the functionality of the product being installed, revenue is recognized when the equipment has been delivered to and installed at the customer location. Revenues from services are recognized as services are rendered. In the case of long-term service contracts, revenues are generally recognized on a straight-line basis over the term of the contract. Revenues under fixed-price long-term service contracts are generally recognized under the percentage-of-completion method, based on the percentage of costs to date compared to the total estimated contract costs. Revenues from long-term construction projects are generally recognized under the percentage-of-completion method based on contractual milestones or performance. Operating lease income for the rental of equipment is recognized on a straight-line basis over the lease term. Interest income from capital leases is recognized using the interest method.

          Product-related expenses and contract loss provisions—Provisions for estimated costs related to product warranties are made at the time the related sale is recorded. Research and development costs are expensed as incurred. Contract loss provisions are established in the period when the current estimate of total contract costs exceeds contract revenue.

          Earnings per share—Basic earnings per share is computed by dividing net income by the weighted average shares outstanding during the year. Diluted earnings per share is calculated by adjusting outstanding shares assuming conversion of all potentially dilutive stock options. Share and per share data for all periods presented reflect the share split and are based on the new number of shares.

          Cash and cash equivalents—The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

          Marketable securities and investments—The Company’s marketable securities are accounted for at fair value if readily determinable. Securities are classified as either available-for-sale or trading securities. Management determines the appropriate classification of its investments in marketable securities at the time of purchase and reevaluates such determination at each balance sheet date. Marketable securities classified as available-for-sale are reported at fair value, with unrealized gains and losses included in accumulated other comprehensive income, net of applicable deferred taxes. Realized gains and losses are accounted for using the specific identification method.
SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

           The Company’s trading securities consist of marketable securities and money market instruments. Gains and losses, both realized and unrealized, as well as other income earned from these assets such as dividends and interest are included in “income from financial assets and marketable securities, net.” Investments for which there is no readily determinable market value are recorded at cost.

          Available-for-sale marketable securities and investments which incur a decline in value below cost that is judged to be other than temporary are considered impaired. The Company considers all available evidence such as market conditions and prices, investee specific factors and the duration and extent to which fair value is less than cost in evaluating potential impairment of its marketable securities and investments. Impairments are recognized in earnings in the period in which the decline in value is judged to be other than temporary and a new cost basis in the marketable security or investment is established.

          Securitization transactions—When the Company sells trade receivables in securitizations, it retains a deferred payment account and servicing obligations, all of which are retained interests in the securitized receivables. Servicing responsibilities for these transactions remain with the Company, for which it receives an adequate servicing fee. The gain or loss on the sale of receivables is determined based upon the difference between the total proceeds received on the sale and the allocated carrying amount of the sold receivables. The allocated carrying amount is determined based upon the relative fair value of the receivables sold and the retained interest. Fair values are based upon quoted market prices whenever available. As such information is generally not available for retained interests, estimates of fair values are based on the present value of future expected cash flows determined using management’s best estimate of key assumptions including credit risk and discount rates commensurate with the risks involved. In subsequent periods following securitization, retained interests in securitized receivables are carried at fair value. Changes in fair value of retained interests are recognized in earnings.

          Inventories—Inventory is valued at the lower of acquisition or production cost or market, cost being generally determined on the basis of an average or first-in, first-out method (FIFO). Production costs comprise direct material and labor and applicable manufacturing overheads, including depreciation charges.

          Intangible assets—Intangible assets consist of goodwill and patents, software, licenses and similar rights. Intangible assets other than goodwill are amortized on a straight-line basis over the shorter of their contractual rights or estimated useful lives. Intangible assets other than goodwill acquired after June 30, 2001 which are determined to have indefinite useful lives are not amortized. Except for goodwill acquired in a business combination for which the acquisition date is after June 30, 2001, goodwill is amortized over its estimated period of benefit on a straight-line basis not exceeding 40 years. The Company evaluates the recoverability of goodwill when events or circumstances warrant revised estimates of useful lives or indicate that an impairment exists, based on projected future cash flows discounted at a risk-adjusted rate. If the carrying amount of the net assets, including goodwill, exceeds the sum of the discounted cash flows, an impairment is recorded. Such impairment charges are recorded in the amount of the excess of the carrying value of the net tangible and identifiable intangible assets and goodwill over the discounted cash flows of the business evaluated. In the determination of projected future cash flows, the Company considers current and projected levels of profitability, business and technological trends and economic and other developments.

          Property, plant and equipment—Property, plant and equipment is valued at acquisition or manufacturing cost less accumulated depreciation. Depreciation expense is recognized either using the declining balance method until the straight-line method yields larger expenses or the straight-line method. Costs of construction of certain long-term assets include capitalized interest, which is amortized over the estimated useful life of the related asset. The following useful lives are assumed:

Factory and office buildings	20 to 50 years
Other buildings	5 to 10 years
Technical machinery & equipment	5 to 10 years
Furniture & office equipment	generally 5 years
Equipment leased to others	generally 3 to 5 years

          Impairment of long-lived assets—The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by the comparison of the carrying amount of the asset to the undiscounted future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Estimated fair value is generally based on either appraised value or measured by discounted estimated future cash flows.

          Derivative instruments and hedging activities—Effective October 1, 1999, the Company adopted Statement of Financial Accounting Standards (SFAS) 133, Accounting for Derivative Instruments and Hedging Activities, as amended, which requires all derivative instruments, such as interest rate swap contracts and foreign-currency exchange contracts, be recognized in the financial statements and measured at fair value regardless of the purpose or intent for holding them. Changes in the fair value of derivative financial instruments are recognized periodically either in income or shareholders’ equity (as a component of other comprehensive income), depending on whether the derivative is being used to hedge changes in fair value or cash flows. SFAS 133 also requires that certain derivative instruments embedded in host contracts be accounted for separately as derivatives. In accordance with the provisions of SFAS 133, the Company has chosen January 1, 1999, as its transition date for embedded derivatives. Accordingly, only those derivatives embedded in host contracts issued, acquired or substantially modified on or after January 1, 1999, are accounted for separately as derivatives in the financial statements of the Company.

          The Company has historically utilized various derivative instruments to reduce the risks related to fluctuations in foreign currencies. The strategies used to reduce foreign-currency risks did not satisfy the requirements of hedge accounting existing before the adoption of SFAS 133, and accordingly all related derivative instruments were accounted for at fair value prior to October 1, 1999 with changes in fair value impacting earnings. The Company employed hedge accounting for risks related to the effects of changes in interest rates on a portion of its long-term, fixed-rate debt via interest rate swaps prior to adoption of SFAS 133. The effect of adoption of SFAS 133 resulted in a charge to net income of €1 (representing the net effect of recording embedded derivatives as of October 1, 1999) and a net increase to other comprehensive income of €5.

          See footnote 23, “Derivative instruments and hedging activities,” for a description of the Company’s risk management strategies and the effect these strategies have on the Consolidated Financial Statements.

          Taxes—The Company applies SFAS 109, Accounting for Income Taxes. Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The effect on deferred tax assets and liabilities of a change in tax laws is recognized in the results of operations in the period the new laws are enacted. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets unless it is more likely than not that such assets will be realized.
SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

           Environmental clean-up costs—The Company charges to expense environmental clean-up costs related to existing conditions resulting from past or current operations from which no current or future benefit is discernible. Liabilities for these expenditures are recorded on a site-by-site basis at the time when they are probable and can be reasonably estimated. Expenditures which extend the life of the related property or mitigate or prevent future environmental contamination are capitalized. Environmental liabilities are discounted when the associated payments are deemed to be fixed or reliably determinable.

          Issuance of shares by subsidiaries or associated companies—Gains or losses arising from the issuances of shares by subsidiaries or associated companies, due to changes in the Company’s proportionate share of the value of the issuer’s equity, are recorded as income or expense pursuant to U.S. Securities and Exchange Commission Staff Accounting Bulletin Topic 5H, Accounting for Sales of Stock by a Subsidiary.

          Use of estimates—The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

          Reclassification—The presentation of certain prior year information has been reclassified to conform to the current year presentation.

          Recent accounting pronouncements—In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS 143, Accounting for Asset Retirement Obligations, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development or normal use of the asset. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement. SFAS 143 is required to be adopted for the fiscal year beginning October 1, 2002. The Company expects that the adoption of SFAS 143 will have no material impact on its financial position.

          In July 2001, the FASB issued SFAS 141, Business Combinations, and SFAS 142, Goodwill and Other Intangible Assets. SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. SFAS 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS 142. SFAS 142 will also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values.

          At the date of adoption, a goodwill impairment assessment must be performed and any impairment loss at the date of adoption will be recognized as a cumulative effect of a change in accounting principles in the Company’s statement of income.

          The Company is required to adopt the provisions of SFAS 141 immediately and will adopt SFAS 142 effective October 1, 2001. Consequently, any goodwill and any intangible asset determined to have an indefinite useful life that is acquired in a purchase business combination completed after June 30, 2001 will not be amortized. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 will continue to be amortized prior to the adoption of SFAS 142.
SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

           As of September 30, 2001, Siemens has unamortized goodwill in the amount of €6,963 and unamortized intangible assets in the amount of €2,808, all of which will be subject to the provisions of SFASs 141 and 142. Amortization expense related to goodwill, excluding impairment charges, was €562, €253 and €200 for the years ended September 30, 2001, 2000 and 1999, respectively. Because of the extensive effort needed to comply with adopting SFASs 141 and 142, it is not practicable to reasonably estimate the impact of adopting these Statements on the Company’s financial statements at the date of this report.

3.    Acquisitions and dispositions

Acquisitions

          During the years ended September 30, 2001, 2000 and 1999, the Company completed a number of acquisitions. These acquisitions have been accounted for under the purchase method and have been included in the Company’s consolidated financial statements since the date of acquisitions.

          Argon Networks, Inc., Castle Networks, Inc., and Redstone Communications, Inc., acquired in the spring of 1999 for €891, were combined in a new holding company, called Unisphere Solutions, Inc. In connection with these acquisitions, €198 of in-process research and development (IPR&D) was charged to expense as research and development cost, and €643 was capitalized as goodwill and is being amortized on a straight-line basis over five years (see footnote 14).

          In February 2000, Automation and Drives (A&D) acquired Moore Products, Inc. for a purchase price of approximately €180. This acquisition resulted in the capitalization of approximately €47 of goodwill, which is being amortized on a straight-line basis over 20 years.

          In March 2000, A&D acquired Milltronics Ltd. for €242, which resulted in the capitalization of approximately €177 of goodwill, which is being amortized on a straight-line basis over 20 years (see footnote 14).

          In April 2000, Siemens Business Services (SBS) acquired Entex Information Services, Inc., an information services provider in the U.S. The purchase price was approximately €294. In connection with this acquisition, approximately €248 was capitalized as goodwill and is being amortized on a straight-line basis over 20 years.

          In May 2000, Information and Communication Mobile (ICM) acquired the mobile telecommunications development operations of Robert Bosch GmbH (Bosch) for a purchase price of approximately €172. In connection with this acquisition, approximately €55 of IPR&D was charged to expense as research and development cost, and approximately €7 was capitalized as goodwill and is being amortized on a straight-line basis over 4 years.

          In June 2000, Siemens Financial Services (SFS) acquired Schroder Leasing plc of the U.K. for a purchase price of approximately €142. In connection with this acquisition, approximately €95 was capitalized as goodwill and is being amortized on a straight-line basis over 20 years.

          In July 2000, Medical Solutions (Med) completed its acquisition of Shared Medical Systems Corp. (SMS) of the U.S. for a purchase price of approximately €2.1 billion. In connection with this acquisition, €84 of IPR&D was charged to expense as research and development cost, and approximately €1.6 billion was capitalized as goodwill and is being amortized on a straight-line basis over 20 years.

          In November 2000, Med acquired Acuson Corporation. The aggregate purchase price was approximately €780. In connection with this acquisition, approximately €345 was capitalized as goodwill and is being amortized on a straight-line basis over 20 years. Approximately €47 of IPR&D was charged to expense as research and development cost.

          In January 2001, the merger of the nuclear power businesses of Siemens and Framatome S.A. was completed. The Company holds a 34% minority interest in the company, called Framatome ANP. This investment is accounted for using the equity method.

          In April 2001, Siemens’ Information and Communication Networks Group (ICN) completed the acquisition of Efficient Networks, Inc. The purchase price was approximately €1.6 billion, plus the assumption of €457 of debt. In connection with this acquisition, approximately €1.2 billion has been recorded as goodwill and is being amortized on a straight-line basis over 5 years. IPR&D of approximately €17 was charged to expense as research and development cost (see footnote 14).

          In April 2001, Siemens completed the acquisition of a controlling interest of 50% plus two shares in Atecs Mannesmann AG (Atecs), an automotive and automation technology company. In accordance with the purchase agreement, prior to closing, Siemens paid €3.1 billion to Mannesmann AG. As of the date of closing, Siemens made a capital contribution to Atecs. The purchase agreement also provides Siemens the option to acquire Mannesmann AG’s remaining interest in Atecs, either at the option of Mannesmann during the period from the date of closing through September 30, 2002, or at the option of Siemens during the period from April 1, 2002 through December 31, 2003. The purchase price for the remaining interest in Atecs under both options is between €3.7 and €3.8 billion. Siemens plans to exercise its option. The Company has accounted for the Atecs transaction as the purchase of a 100% interest using the purchase method of accounting. The purchase price for 100% of Atecs of €9.6 billion, including the assumption of €2.8 billion of financial debt and pension liabilities, was allocated to the assets acquired and liabilities assumed based on estimated fair values. In connection with the acquisition, €62 of IPR&D was charged to expense. The excess of the purchase price over the fair value of the net identifiable assets acquired and IPR&D of €1.9 billion has been recorded as goodwill and is being amortized on a straight-line basis over 40 years. The purchase price allocation has not been finalized due to the pending sale of various Atecs businesses discussed below. Accordingly, in fiscal 2002, the goodwill associated with this acquisition may change, although management does not presently anticipate such changes to be material.

          In connection with the Atecs transaction, Siemens entered into a put option contract giving Siemens the right to sell Rexroth AG , a wholly owned subsidiary of Atecs, to Bosch for an adjusted equity value €2.7 billion. The put option is exercisable from January 2002 through December 31, 2002. Siemens plans to exercise this put option.

          Siemens intends to dispose of certain of the businesses of Atecs within one year of its acquisition of Atecs. In accordance with Emerging Issue Task Force Issue 87-11, Allocation of Purchase Price to Assets to Be Sold, the accompanying consolidated financial statements include as “assets held-for-sale”, within other current assets, €4.3 billion representing management’s estimate of the net proceeds from the sales of the businesses, less incremental financing costs during the holding period. The increase in the recorded value of these businesses from the date of acquisition through September 30, 2001 of €42 (representing allocable interest costs) has been excluded from the Consolidated Statements of Income. Any difference between the actual and estimated proceeds from the sale of these Atecs businesses held-for-sale will result in an adjustment to goodwill, unless the adjustment results from a post-acquisition event. Net income generated since the date of acquisition by these businesses classified as assets held-for-sale of €13 has been excluded from net income of the Company.

          The following unaudited pro forma information for the years ended September 30, 2001 and 2000 assumes that Acuson Corporation, Efficient Networks, Inc. and Atecs had been acquired as of the beginning of fiscal 2001 and 2000: Net sales would have been €91,275 (2000: €84,057), net income would have been €1,825 (2000: €8,440), basic earnings per share would have been €2.06 (2000: €9.49) and diluted earnings per share would have been €2.06 (2000: €9.49).

          The Company made certain other acquisitions during the years ended September 30, 2001, 2000 and 1999, accounted for by the purchase method of accounting, which did not have a significant effect on the consolidated financial statements.

Dispositions

          During the year ended September 30, 1999, the Company sold its power cable business to Pirelli S.p.A., Milan, for €185 resulting in a pretax loss of €8.

          In October 1999, in connection with an initial public offering (IPO) of Epcos AG (Epcos), the Company sold a portion of its ownership interest in Epcos for net proceeds of €767, which resulted in a pretax gain of €638. The Company continues to hold a 12.5% plus one share ownership interest in Epcos.

          In November 1999, the Company’s Electromechanical Components business was sold to Tyco International, Ltd. for net proceeds of €874. The resulting pretax gain was €525.

          In December 1999, the Company sold Nixdorf Retail and Banking Systems to a consortium of investors for net proceeds of €698 with a resulting pretax gain of €538.

          In December 1999, the Company disposed of Vacuumschmelze GmbH through a sale to Morgan Crucible Company, plc. This disposition resulted in net proceeds of €180 with a resulting pretax gain of €93.

          During 2000, the Company sold substantially all of its fiber-optic cable and optical fiber business to Corning Inc. for net proceeds of €1,107. The pretax gain from this transaction was €584.

          In March 2000, the Company sold its Swiss-based television cable business to NTL, Inc. for net proceeds of €839. The pretax gain on this disposition was €774.

          In March 2000, the Company successfully completed the IPO of Infineon. Prior to the offering, Siemens held 100 percent of the outstanding shares of Infineon. A total of 173.5 million shares of Infineon stock were sold in the IPO and a further 7.6 million shares were sold through a concurrent private placement, so that 181.1 million shares in total were sold. The average offering price was €35 per share. The Company sold 156.8 million shares for net proceeds of €5,284 resulting in a tax-free gain of €4,135. In addition, Infineon sold 24.3 million shares of newly issued stock for net proceeds of €820. A pretax gain of €461 (after tax gain of €330) arose as a result of the issuance of shares directly by Infineon.

          In April 2000, Infineon issued an additional 1.2 million shares of new stock in connection with the acquisition of Savan Communications, Ltd. As a result of this transaction, the Company realized a pretax gain of €20 (after tax gain of €14). The acquisition of Savan Communications, Ltd. was accounted for using the purchase method of accounting with a purchase price of €131 resulting in goodwill of €18 and a charge for acquired in-process research and development of €26.

          In December 2000, Infineon sold its Image & Video business unit. After giving effect to the minority interest ownership of Infineon, the gain increased the Company’s pretax income by €143.

          In April 2001, Siemens irrevocably transferred 93,825,225 Infineon shares into its German pension trust. A pre-tax gain of €3,459 (after tax gain of €2,519) was realized on the non-cash contribution of these shares based upon the market price of Infineon shares at the date of transfer. The business purpose of the contribution of Infineon shares to this pension trust was to shore up an under-funded position in the pension trust that was to increase substantially during the third quarter following the Company’s acquisition of Atecs (see note 19). In addition, the transfer represented a further step towards meeting Siemens’ long-stated goal of disposing of its interest in Infineon over time.

          In July 2001, Infineon completed a follow-on offering of 60 million shares for which the Company realized a pretax gain of €484.

          In August 2001, Infineon issued an additional 6.4 million shares of new stock in connection with the acquisition of Catamaran Communications Inc. As a result of this transaction, the Company realized a pretax gain of €83. The acquisition of Catamaran Communications Inc. was accounted for using the purchase method of accounting with a purchase price of €252 resulting in goodwill of €179 and a charge for acquired IPR&D of €57.

          As a result of Siemens’ irrevocable transfer of Infineon shares into the domestic pension trust, the follow-on offering of 60 million shares by Infineon and additional dilution resulting from acquisitions made by Infineon using its shares, Siemens’ ownership interest in Infineon decreased to approximately 50.4% as of September 30, 2001.

4.    Other operating income and expenses

	Year ended September 30,
	2001	2000	1999
Gains on sales of property, plant and equipment	172	190	238
Other	645	415	205

Other operating income	817	605	443

Amortization and impairment of goodwill	(1,489)	(448)	(200)
Losses on sales and disposals of property, plant and equipment	(21)	(74)	(51)
Other	(783)	(360)	(87)

Other operating expenses	(2,293)	(882)	(338)

For fiscal year 2001, “Other operating income” includes the effect of the positive resolution of certain assets disposal contingencies as well as certain asset disposals, including the pretax gain of €202 from the disposition of Infineon’s sales of its Image & Video business unit. Included in “Amortization and impairment of goodwill” in fiscal 2001, are impairments relating to Efficient Networks Inc. and Milltronics Ltd. (see footnote 14). “Other operating expenses” include amortization of other intangibles.

5. Income from investments in other companies, net

	Year ended September 30,
	2001	2000	1999
Income from investments	166	135	175
Share in earnings from equity investees	213	149	106
Gains on sales of investments	138	314	406
Losses on sales of investments	(279)	(26)	(36)
Write-downs on investments	(231)	(52)	(249)
Other	42	(221)	(16)

	49	299	386

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

           Included in “Losses on sales of investments” for the year ended September 30, 2001 is a €209 loss on the sale of an investment in a domestic equity and debt security fund. “Write-downs on investments” for the year ended September 30, 2001 relate to the write-down of certain equity investments. Included in “Other” for the year ended September 30, 2000 is a €175 provision related to a loan associated with the investment in a joint venture. “Write-downs on investments” for the year ended September 30, 1999 principally relate to the write-down of the investment in Breed Technologies Inc.

6.    Income from financial assets and marketable securities, net

	Year ended September 30,
	2001	2000	1999
Gains on sales of available-for-sale securities	426	280	591
Income from trading securities	—	2,512	1,124
Other financial losses, net	(253)	(60)	(100)

	173	2,732	1,615

In fiscal 2001, included in “Other financial losses, net”, is a write-down of certain marketable securities totaling €217 where the decline in value was determined to be other than temporary. For the year ended September 30, 1999, “Income from trading securities” included €691 in unrealized gains.

7. Interest income, net

	Year ended September 30,
	2001	2000	1999
Interest income (expense) of Operations, net	(32)	(35)	128
Other interest (expense) income, net	43	180	(86)

Total net interest income	11	145	42

Thereof: Interest and similar income	964	1,039	765
Thereof: Interest and similar expense	(953)	(894)	(723)

“Interest income (expense) of Operations, net” includes interest income and expense related to receivables from customers and payables to suppliers, interest on advances from customers and advanced financing of customer contracts. “Other interest (expense) income, net” includes all other interest amounts primarily consisting of interest relating to debt and related hedging activities as well as interest income on corporate assets.

8. Income taxes

Income before income taxes and minority interests for the years ended September 30, 2001, 2000 and 1999 is attributable to the following geographic regions:

	Year ended September 30,
	2001	2000	1999
Germany	1,446	5,112	610
Foreign	1,232	7,127	1,508

	2,678	12,239	2,118

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

           Income tax expense (benefit) for the years ended September 30, 2001, 2000 and 1999 consisted of the following:

	Year ended September 30,
	2001	2000	1999
Current:
German corporation and trade taxes	228	1,371	385
Foreign income taxes	517	1,061	624

	745	2,432	1,009

Deferred:
Germany	(131)	656	(45)
Foreign	167	(71)	(163)

	36	585	(208)

Net income tax expense	781	3,017	801

          For the years ended September 30, 2001, 2000 and 1999, German corporation tax law applies a split rate imputation credit system to the income taxation of corporations and their shareholders. In accordance with the tax law in effect for fiscal 2001, 2000 and 1999, retained corporation income is initially subject to a federal corporation tax rate of 40%, plus a solidarity surcharge of 5.5% for each year on federal corporate taxes payable. Including the impact of the surcharge, the federal corporate tax amounted to 42.2%, plus trade tax, net of federal tax benefit, of 9.8% for the years ended September 30, 2001, 2000 and 1999.

          Upon distribution of retained earnings to shareholders, the corporation income tax rate on such distributed earnings is adjusted to 30%, plus solidarity surcharge of 5.5% for a total of 31.65%. This reduction is effected by means of a refund for taxes previously paid, and is referred to as the dividend tax credit.

          In 1999, various changes to the German corporation tax law were enacted, including the reduction of the tax rate applied to undistributed earnings from 45% to 40%. The effects of such changes in the law on the Company are principally attributable to the required revaluation of deferred tax balances at the beginning of the year to reflect the reduction in German tax rates. The impact of the revaluation was to reduce income tax expense by €57 in fiscal year 1999.

          In October 2000, the German government enacted new tax legislation which, among other changes, will reduce the Company’s statutory tax rate in Germany from 40% on retained earnings and 30% on distributed earnings to a uniform 25% effective for the Company’s year ending September 30, 2002. The impact of the various revisions in the new tax legislation for the Company is an increase of income tax expense of €145.
SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

           For the years ended September 30, 2001, 2000 and 1999, income tax expense differed from the amounts computed by applying the German federal corporation income tax rate of 42.2% plus the after-federal tax benefit rate for trade taxes on income of 9.8% for a combined statutory rate of 52%, as follows:

	Year ended September 30,
	2001	2000	1999
‘Expected’ income tax expense at the undistributed rate	1,393	6,364	1,101
Increase (decrease) in income taxes resulting from:
Nondeductible losses and expenses	144	108	110
Goodwill and acquired in-process research and development	853	225	37
Tax-free income	(43)	(27)	(63)
Dividend distribution credit	—	(208)	(85)
Gains from sales of business interests	(859)	(2,972)	—
Additional tax charge on formation of Infineon	—	—	313
Release of tax reserves due to the resolution of tax audits	—	—	(168)
Effect of change in German tax rates:
Effect of change on deferred taxes at date of enactment	(222)	—	(57)
Effect of change on deferred taxes arising during the year	367
Foreign tax rate differential	(768)	(440)	(361)
Tax effect of equity method investments	(111)	(77)	(55)
Other	27	44	29

Actual income tax expense	781	3,017	801

          During 1999, the Company formed Infineon AG in a tax free transaction which gave rise to a deferred tax liability. The Company would be subject to such tax upon the sale of certain portions of its interest in Infineon.
SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

           Deferred income tax assets and liabilities as of September 30, 2001 and 2000 are summarized as follows:

	September 30,
	2001	2000
Intangibles	339	90
Property, plant and equipment	434	442
Inventories	605	507
Receivables	413	392
Retirement plans	74	550
Other accrued liabilities	1,356	1,860
Other liabilities	3,092	2,449
Deferred income	223	251
Tax loss and credit carryforwards	1,767	521
Other	272	172

Total deferred tax assets, before valuation allowances	8,575	7,234
Valuation Allowances	(551)	(193)

Deferred tax assets	8,024	7,041

Intangibles	373	258
Property, plant and equipment	732	487
Inventories	750	1,705
Receivables	1,106	1,283
Other accrued liabilities	123	127
Other liabilities	211	209
Investments	118	2,074
Other	679	565

Total deferred tax liabilities	4,092	6,708

Deferred tax assets, net	3,932	333

          As of September 30, 2001, the Company had approximately €4,334 of tax loss carryforwards, of which €770 related to Infineon. Of the total €4,334 tax loss carryforwards, €3,436 have unlimited carryforward periods and €898 expiring over the period to 2020.

          In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion of the deferred tax asset will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable profits during the periods in which those temporary differences and tax loss carryforwards become deductible. Management considers the scheduled reversal of deferred tax liabilities and projected future taxable income in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences, after giving effect to related valuation allowances.

          Provision has not been made for income taxes or foreign withholding taxes on €989 of cumulative earnings of foreign subsidiaries because such earnings will either not be subject to any such taxes or are intended to be indefinitely reinvested in those operations. It is not practicable to estimate the amount of the unrecognized deferred tax liabilities for these undistributed foreign earnings.
SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

           Including the items charged or credited directly to related components of shareholders’ equity, the provision (benefit) for income taxes consists of the following:

	Year ended September 30,
	2001	2000	1999
Provision for income taxes	781	3,017	801
Shareholders’ equity for other comprehensive income	(3,326)	806	(198)

	(2,545)	3,823	603

9.    Marketable securities

          As of September 30, 2001 and 2000, the Company’s portfolio of marketable securities consisted solely of securities classified as available-for-sale. During the year ended September 30, 2000, the Company contributed approximately €10 billion of trading securities into a domestic pension trust (see footnote 19).

          The following tables summarizes the Company’s investment in available-for-sale securities:

	September 30, 2001
			Unrealized
	Cost	Fair Value	Gain	Loss
Equity securities	244	480	291	55
Debt securities	126	124	—	2
Fund securities	190	187	4	7

	560	791	295	64

	September 30, 2001
			Unrealized
	Cost	Fair Value	Gain	Loss
Equity securities	371	2,691	2,338	18
Debt securities	482	483	1	—
Fund securities	119	143	25	1

	972	3,317	2,364	19

          The estimated fair values of investments in debt securities by contractual maturity were as follows:

September 30, 2001
Due within one year	21
Due after one year through five years	103

          Actual maturities may differ from contractual maturity because borrowers have the right to call or prepay certain obligations.

          Proceeds from sale of available-for-sale securities for the years ended September 30, 2001, 2000 and 1999 were €1,143, €388 and €889, respectively. Gross realized gains on sales of available-for-sale securities for the years ended September 30, 2001, 2000 and 1999 were €426, €280 and €591, respectively.
SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

10.    Accounts receivable, net

	September 30,
	2001	2000
Trade receivables from the sale of goods and services, net	16,115	17,468
Receivables from sales and finance leases, net	1,220	945
Receivables from associated and related companies, net	1,593	815

	18,928	19,228

          Related companies are those in which Siemens has an ownership interest of less than 20% and no significant influence over their operating and financial policies.

          The valuation allowance for accounts receivable developed as follows:

	Year ended September 30,
	2001	2000	1999
Valuation allowance as of beginning of fiscal year	1,610	1,710	1,730
Amount charged to expense in current period	505	219	236
Write-offs charged against the allowance	(383)	(417)	(297)
Recoveries of amounts previously written-off	45	18	18
Foreign exchange translation adjustment	8	80	23

Valuation allowance as of September 30	1,785	1,610	1,710

Receivables from sales and finance leases

September 30, 2001
2002	1,532
2003	1,093
2004	752
2005	433
2006	209
Thereafter	134

Minimum future lease payments	4,153
Less: Unearned income	(577)
Less: Allowance for doubtful accounts	(146)
Plus: Unguaranteed residual values	99

Net investment in lease receivables	3,529
Less: Long-term portion	(2,309)

Receivables from sales and finance leases, current	1,220

          Investment in direct financing and sales-type leases primarily relates to equipment for information and communication products, data processing and medical engineering equipment. Investments in direct financing leases also include leases of industrial and consumer products of third party manufacturers. Actual cash flows will vary from contractual maturities due to future sales of finance receivables, prepayments and write-offs.
SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

Securitization of trade receivables

          The following table presents quantitative information about delinquencies and net credit losses for total short-term trade receivables, excluding allowances, and the securitization of such receivables, as of and for the year ended September 30, 2001:

	Outstanding balance	Delinquencies > 60 days	Net credit losses during the year
Total short-term trade receivables	18,769	2,061	412
Less: receivables sold (see discussion below)	(815)	(73)	—

Receivables held in portfolio	17,954	1,988	412

          In June 2001, the Company began selling short-term trade receivables through a securitization program on a revolving basis. During fiscal 2001, the Company sold a total of €1,848 in short-term trade receivable securitizations. The Company has retained interests in all trade receivables sold, which are subordinated to the interests of the investors. In addition, the Company has provided a guarantee of up to an additional 17% of such trade receivables. Except for such subordinated retained interests and guarantees, the investors and securitization trusts have no recourse to the Company’s other assets and liabilities for failure of debtors to pay when due.

          The value of retained interests is subject to credit, prepayment, and interest rate risks of the trade receivables sold. The weighted average key assumptions used in measuring the retained interests at the time of securitization resulting from securitizations completed during the year were as follows: average days outstanding – 61, discount rate – 4.6% per annum and credit risk – 0.6% per annum.

          For the year ended September 30, 2001, the Company recognized pretax losses of €13 on the securitizations of trade receivables and received cash from new securitizations totaling approximately €1,673 from securitization trusts. The Company also received cash flows of €95 from retained interests.

          As of September 30, 2001, the Company’s retained interests in trade receivables sold had a fair value of €65. The key economic assumptions used in measuring these retained interests were as follows: average days outstanding – 64, discount rate – 4.0% per annum and credit risk  – 0.7% per annum.

          The sensitivity of the fair value of these retained interests as of September 30, 2001, to an immediate 10% and 20% adverse change in each of the assumptions above was less than €(0.2). These sensitivities are hypothetical and should be used with caution. The effect of a variation in a particular assumption on the fair value of the retained interests is calculated without changing any other assumption; in reality, changes in one assumption may result in changes in another, which might magnify or counteract the sensitivities.
SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

11.    Inventories, net

	September 30,
	2001	2000
Raw materials and supplies	2,387	2,336
Work in process	3,564	3,108
Costs and earnings in excess of billings on uncompleted contracts	6,263	5,771
Finished goods and products held for resale	4,004	3,655
Advances to suppliers	609	1,010

Subtotal	16,827	15,880
Advance payments received	(3,421)	(3,458)

	13,406	12,422

          During fiscal 2001, the Company wrote-down inventory of €386 principally within the Information and Communication business area. Such write-downs are included in cost of sales.

12.    Other current assets

	September 30,
	2001	2000
Taxes receivable	1,277	953
Loans receivable	761	401
Other	6,935	4,312

	8,973	5,666

          Included in “Other” for fiscal 2001 are €4.3 billion assets held-for-sale in connection with Siemens’ intention to dispose certain of the businesses of Atecs within one year of its acquisition of Atecs. Included in “Other” for fiscal 2000, was an advance deposit of €2.1 billion to Mannesmann AG in connection with the purchase of Atecs.

13.    Long-term investments

	September 30
	2001	2000
Investment in associated companies	2,354	4,318
Miscellaneous investments	960	1,084

	3,314	5,402

          Investments in associated companies represent non-controlling interests in entities of 20% to 50% accounted for using the equity method of accounting. As of September 30, 2000, such investments include the Company’s investment in a domestic equity and debt security fund, which was sold in fiscal 2001.

          Miscellaneous investments include interests in other companies for which there is no readily determinable market value and which are recorded at the lower of cost or net realizable value.
SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

14.    Intangible assets and property, plant and equipment, net

	10/1/00	Translation adjustment	Additions	Reclassi- fications	Retirements at cost	9/30/01	Accumulated depreciation/ amortization	Net Book Value as of 9/30/01	Accumulated depreciation/ amortization 10/1/00	Net Book Value as of 10/1/00	Depreciation/ Amortization during fiscal year
Goodwill	5,521	(294)	4,169	—	173	9,223	2,260	6,963	784	4,737	1,489
Patents, software, licenses and similar rights	2,484	(94)	2,385	—	397	4,378	1,570	2,808	775	1,709	660
Intangible assets	8,005	(388)	6,554	—	570	13,601	3,830	9,771	1,559	6,446	2,149

Land and buildings	10,089	(147)	1,405	129	891	10,585	4,769	5,816	4,614	5,475	360
Technical machinery and equipment	11,941	(291)	2,838	750	1,031	14,207	8,613	5,594	7,510	4,431	1,400
Furniture and office equipment	11,145	(279)	3,115	378	1,611	12,748	9,020	3,728	8,079	3,066	1,825
Equipment leased to others	2,165	(78)	493	(114)	303	2,163	1,099	1,064	1,100	1,065	299
Advances to suppliers and construction in progress	1,683	(57)	1,475	(1,143)	357	1,601	—	1,601	—	1,683	—
Property, plant and equipment	37,023	(852)	9,326	—	4,193	41,304	23,501	17,803	21,303	15,720	3,884

          The Company has capitalized interest of approximately €27, €4 and €5 during the years ended September 30, 2001, 2000 and 1999, respectively.

          During the fourth quarter of fiscal 2001, the Company recorded impairments of goodwill for businesses acquired by ICN and A&D totaling €927. At ICN, the Company determined that due to the rapid and significant deterioration in the market for customer-premises equipment for high-speed digital subscriber lines (xDSL) for broadband access in the U.S., the future cash flows from Efficient will be lower than anticipated. Also, at A&D, as a result of operational issues relating primarily to the acquired business of Milltronics, the Company determined that the future cash flows from these businesses will be lower than previously anticipated.

          Additions to “Patents, software, licenses and similar rights” during fiscal 2001 consist primarily of identifiable intangible assets acquired in connection with the acquisitions of Atecs, Acuson and Efficient.

          During the year ended September 30, 2000, the Company recorded a charge of €124 for the impairment of goodwill associated with the acquisition of Argon Networks, Inc. This impairment represented the remaining unamortized value of the Argon Networks, Inc. goodwill. The impairment charge resulted from a review of the development of Argon’s key product, the core router. Due to significant delays in its development, the introduction of more advanced next generation technology by competitors and, to a lesser extent, the loss of key management and development personnel, the Company determined that there would be no future cash flows generated from the Argon Networks intellectual property as acquired.
SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

15.    Other assets

	September 30,
	2001	2000
Long-term portion of receivables from sales and finance leases	2,309	2,056
Prepaid pension and other postretirement benefit assets	179	411
Long-term loans receivable	587	151
Other	1,458	1,892

	4,533	4,510

16.    Accrued liabilities

	September 30,
	2001	2000
Employee related costs	2,876	2,747
Income and other taxes	1,827	2,141
Warranties	1,555	1,260
Accrued losses on uncompleted contracts	1,188	1,380
Other	3,418	2,385

	10,864	9,913

          “Employee related costs” primarily include accruals for vacation pay, bonuses, accrued overtime and service anniversary awards and the current portion of accruals for pension plans and similar commitments. Employee related costs in 2000 include a €600 charge for a special one-time employee bonus program related to the Company’s exceptional results in fiscal year 2000 (see footnote 25).

          During the fourth quarter of 2001, in response to slowing economic conditions globally, especially in the technology sector, certain of Siemens’ information and communications units undertook plans to reduce their workforces. The Company is seeking to achieve the workforce reduction through voluntary programs that provide the affected employees with appropriate separation payments. Employees have been notified that in case of insufficient voluntary terminations, employees will be terminated involuntarily in order to achieve the required workforce reduction.

          In fiscal 2001, the charges recorded in connection with these plans were €662 of which €80 have been paid. The remaining unpaid amount of €582 is recorded within accrued liabilities in “Employee related costs” and within other current liabilities in “Other”. The Company expects the workforce reduction programs to be completed within a period of approximately 12 months.
SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

17.    Other current liabilities

	September 30,
	2001	2000
Billings in excess of costs and estimated earnings on uncompleted contracts and related advances	7,320	5,008
Payroll and social security taxes	2,431	2,321
Sales and other taxes	624	1,025
Bonus obligations	1,137	1,317
Liabilities to associated and related companies	997	826
Deferred income	938	755
Accrued interest	175	145
Other liabilities	6,271	2,397

	19,893	13,794

          Included in “Other liabilities” as of September 30, 2001, is the deferred purchase price of €3,616 relating to the acquisition of Atecs (see footnote 3).

18.    Debt

	September 30,
	2001	2000
Short-term
Notes and bonds	882	766
Loans from banks	1,078	1,121
Other financial indebtedness	640	662
Obligations under capital leases	37	55

Short-term debt and current maturities of long-term debt	2,637	2,604

Long-term
Notes and bonds (maturing 2002—2011)	9,142	5,852
Loans from banks (maturing 2002—2008)	328	323
Other financial indebtedness (maturing 2002—2031)	274	339
Obligations under capital leases	229	220

Long-term debt	9,973	6,734

	12,610	9,338

          As of September 30, 2001, weighted average interest rates for loans from banks, other financial indebtedness and obligations under capital leases were 5.0% (2000: 6.1%), 3.8% (2000: 6.1%) and 6.5% (2000: 6.9%), respectively. As of September 30, 2001, debt in the amount €79 is secured, €3 of which, primarily outside Germany, is secured by mortgages. In some countries, the Company has pledged securities and executed promissory notes to secure borrowings in conformity with local practice.

          The Company has agreements with financial institutions under which it may issue up to €1.5 billion and U.S.$1.6 billion (€1.8 billion) of commercial paper. As of September 30, 2001 and 2000, outstanding commercial paper totaled €214 (interest rates from 2.45% to 4.16%), and €233 (interest rates from 6.4% to 6.5%), respectively.
SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

           The Company also has agreements with financial institutions under which it may issue up to €3.5 billion in medium-term notes. As of September 30, 2001 and 2000, approximately €1.8 billion and €2.0 billion, respectively, was outstanding under this program.

          The Company maintains global credit facilities of €1.4 billion and U.S.$2 billion (€2.2 billion). As of September 30, 2001 and 2000, the full amounts of these lines of credit remain unused. Commitment fees for each of the years ended September 30, 2001 and 2000 totaled approximately €2. Under the terms of the agreements, credit may be used for general business purposes. Borrowings under these lines of credit would bear interest of 0.16% above LIBOR (London Inter Bank Offer Rate) for €1 billion and 0.28% above LIBOR for €0.4 billion on the credit facility denominated in euro, and 0.125% above LIBOR on the credit facility denominated in U.S. dollar.

          As of September 30, 2001, the aggregate amounts of indebtedness maturing during the next five years and thereafter are as follows:

Fiscal year
2002	2,600
2003	462
2004	201
2005	2,637
2006	1,988
Thereafter	4,456

12,344

          As of September 30, 2001, the minimum lease payments under capital leases for the next five years and thereafter are as follows:

Fiscal year
2002	38
2003	52
2004	47
2005	45
2006	41
Thereafter	110

Minimum lease payment obligation	333
Less: unamortized interest expense	(67)

Obligations under capital leases	266
Less: current portion	(37)

229

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

           Details of the Company’s medium-term notes and bonds are as follows:

	September 30, 2001		September 30, 2000
	Currency		Currency
	(notional amount)	€*	(notional amount)	€*
0.10% 1999/99 2000/00 CHF LIBOR Linked notes			EUR 50	50
10.25% 1998/2000 DEM reverse convertibles			DEM 190	98
1986/2001 U.S.$ zero coupon bonds			USD 200	214
2% 1994/2001 Swiss franc bonds			CHF 100	66
4.5% 1998/2001 U.S.$ notes			USD 300	338
3.25% 1997/2002 Swiss franc notes	CHF 350	238	CHF 350	225
5.75% 1998/2002 U.S.$ notes	USD 200	223	USD 200	225
7.75% 1992/2002 Swiss franc bonds	CHF 28	20	CHF 28	20
8% 1992/2002 U.S.$ bonds	USD 573	639	USD 580	654
2.75% 1993/2003 Swiss franc bonds	CHF 100	68	CHF 100	66
7.5% 1998/2003 Greek drachma € notes	GRD 5,000	17	GRD 5,000	17
3% 1994/2004 Swiss franc bonds	CHF 178	121	CHF 178	117
1.0% 2000/2005 EUR exchangeable notes	EUR 2,500	2,529	EUR 2,500	2,503
5.0% 2001/2006 € bonds	EUR 1,900	1,941
2.5% 2001/2007 Swiss franc bonds	CHF 250	163
5.5% 1997/2007 € bonds	EUR 991	1,041	EUR 991	973
6% 1998/2008 U.S.$ notes	USD 970	1,127	USD 975	1,052
5.75% 2001/2011 € bonds	EUR 1,900	1,897

		10,024		6,618

* Includes adjustments for hedge accounting.

          In June 2001, the Company issued bonds with a face value of €4 billion. Net proceeds from the issuance were €3,988. The bonds were issued in two tranches: €2 billion 5.00 per cent bond, which matures on July 4, 2006, and €2 billion 5.75 per cent bond, which matures on July 4, 2011. Interest on both tranches is payable on an annual basis on July 4, beginning 2002. The bonds are redeemable prior to maturity under limited circumstances at the option of the Company, at a redemption price equal to their principal amount, together with accrued interest thereon. During 2001, the Company acquired €100 notional amount of each tranche.

          In August 2000, the Company issued €2,500 of 1% exchangeable notes due in 2005. These notes are exchangeable at the option of the noteholder on or after August 10, 2001 into 1,000 ordinary registered shares with no par value in Infineon (the “Shares”) at an initial exchange price for each share of €100 subject to certain provisions. The Company is entitled, upon exercise of the exchange right by a noteholder, to pay a cash amount in lieu of delivery of Shares. Unless previously exchanged, the notes will be redeemed by the Company on August 10, 2005 at 105.204 per cent of their principal amount of €2,500. The Company may, at any time on or after August 12, 2003, redeem all or any part of the notes at their amortized principle amount subject to certain conditions.
SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

19.    Pension plans and similar commitments

          Pension benefit plans—The Company provides pension benefits to virtually all of its employees in Germany. Individual benefits are generally based on eligible compensation levels or ranking within the Company hierarchy and years of service. During March 2000, the Company established a pension trust to provide for future pension benefit payments relating to certain defined benefit pension plans in Germany and contributed approximately €10 billion of securities into the pension trust, resulting in a reduction of accrued pension liabilities. During April 2001, the Company contributed 93.8 million Infineon shares with a market value of €4,376 into this German pension trust. The transfer was intended, in part, to fund the unfunded pension obligations assumed in the acquisition of Atecs. While United States pension plans subject to the Employee Retirement Income Security Act of 1974 (ERISA) are restricted in the amount of securities they are permitted to own in the employer or its affiliates to 10% of plan assets, the Company’s German pension trust is not subject to such ERISA provisions. At September 30, 2001, Infineon shares represented approximately 13% of the assets of the Company’s German pension trust.

          As in Germany, the Company’s foreign subsidiaries offer primarily defined benefit pension plans. Retirement benefits may vary depending on the legal, fiscal and economic requirements in each country. About half of the obligations outside Germany are for employees and retirees in the U.S. and Canada. In these countries, the Company sponsors trusteed contributory and noncontributory defined benefit pension plans whose plan assets are held in trusts. The benefits for these plans are based primarily on years of service and employees’ compensation. The assets of the pension plan trusts in the U.S. and Canada primarily consist of U.S. and international corporate equities, government securities and fixed income investments.

          Other postretirement benefit plans—In Germany, employees who entered into the Company’s employment on or before September 30, 1983, are entitled to transition payments for the first six months after retirement equal to the difference between their final compensation and the retirement benefits payable under the corporate pension plan (transition payment obligations upon retirement in Germany). Certain foreign companies, primarily in the U.S., provide postretirement health care and life insurance benefits to employees. The health care plans are contributory, with participants’ contributions adjusted annually at the Company’s discretion. The basic life insurance plans are noncontributory. The accounting for the health care plans anticipates future cost sharing changes to the written plans that are consistent with the Company’s intent that retirees share a fixed percentage of the overall costs of benefits each year. The plans provide either defined medical, dental and life insurance benefits or a defined Company contribution toward the cost of such benefits.

          Liabilities for the Company’s principal pension benefit plans and other postretirement benefit plans are comprised of the following components:

	September 30,
	2001	2000
Pension benefits	3,048	842
Other postretirement benefits	1,366	1,347
Other	307	284

Total accrual for pension plans and similar commitments	4,721	2,473

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

           Information regarding the Company’s principal pension benefit plans is presented in the following tables:

	September 30,
	2001	2000
Change in projected benefit obligation:
Projected benefit obligation at beginning of year	15,930	15,069
Foreign-currency exchange rate changes	(244)	572
Service cost	464	455
Interest cost	1,091	991
Settlements and curtailments	—	(13)
Plan participants’ contributions	27	25
Amendments and other	665	261
Actuarial losses (gains)	703	(592)
Acquisitions	703	115
Divestments	—	(212)
Benefits paid	(795)	(741)

Projected benefit obligation at end of year	18,544	15,930

Change in plan assets:
Fair value of plan assets at beginning of year	15,785	4,634
Foreign-currency exchange rate changes	(210)	574
Actual return on plan assets	(5,278)	479
Acquisitions	551	260
Employer contributions	4,655	10,299
Plan participants’ contributions	32	25
Benefits paid	(774)	(486)

Fair value of plan assets at end of year	14,761	15,785

          A reconciliation of the funded status to the amounts recognized in the consolidated balance sheets is as follows:

	September 30,
	2001	2000
Funded status	(3,783)	(145)
Unrecognized net losses (gains)	7,354	(283)
Unrecognized prior service cost	113	28
Unrecognized net transition asset	(7)	(11)

Net amount recognized	3,677	(411)

Amounts recognized in the consolidated balance sheets consist of:
Prepaid benefit asset	179	407
Accrued benefit liability	(3,048)	(842)
Intangible asset	17	14
Accumulated other comprehensive income	6,529	10

Net amount recognized	3,677	(411)

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

           As of September 30, 2001, the projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with an accumulated benefit obligation in excess of the fair value of plan assets were €13.1 billion, €12.4 billion and €9.7 billion, respectively.

          Assumed discount rates and rates of increase in remuneration and pension entitlements used in calculating the projected benefit obligation together with long-term rates of return on plan assets vary according to the economic conditions of the country in which the retirement plans are situated. The weighted-average assumptions used in calculating the actuarial values were as follows:

	September 30,
	2001	2000	1999
Discount rate	6.2%	6.7%	6.4%
Expected return on plan assets	8.8%	8.9%	7.8%
Rate of compensation increase	3.3%	3.9%	3.8%
Rate of pension progression	1.7%	1.5%	1.7%

          The components of the net periodic benefit cost for the years ended September 30, 2001, 2000 and 1999 were as follows:

	September 30,
	2001	2000	1999
Service cost	464	455	382
Interest cost	1,091	991	887
Expected return on plan assets	(1,609)	(872)	(322)
Amortization of:
Unrecognized prior service cost	8	4	4
Unrecognized net gains	(1)	(9)	(2)
Unrecognized net transition obligation (asset)	(4)	(4)	108
Gain due to settlements and curtailments	—	(1)	(1)

Net periodic benefit cost	(51)	564	1,056

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

           Information regarding the Company’s principal other postretirement benefit plans is presented in the following tables:

	September 30,
	2001	2000
Change in projected benefit obligation:
Projected benefit obligation at beginning of year	1,210	1,078
Foreign-currency exchange rate changes	(25)	96
Service cost	47	44
Interest cost	79	74
Plan participants’ contributions	1	1
Amendments	—	14
Actuarial gains	(86)	(9)
Divestments	(18)	(50)
Benefits paid	(38)	(38)

Projected benefit obligation at end of year	1,170	1,210

Change in plan assets:
Fair value of plan assets at beginning of year	32	7
Foreign-currency exchange rate changes	—	1
Actual return on plan assets	(6)	—
Employer contributions	26	41
Plan participants’ contributions	1	1
Benefits paid	(25)	(18)

Fair value of plan assets at end of year	28	32

          A reconciliation of the funded status to the amounts recognized in the consolidated balance sheets is as follows:

	September 30,
	2001	2000
Funded status	(1,142)	(1,178)
Unrecognized net gains	(228)	(169)
Unrecognized prior service cost	3	2
Unrecognized net transition obligation	1	2

Net amount recognized	(1,366)	(1,343)

Amounts recognized in the consolidated balance sheets consist of:
Prepaid benefit asset	—	4
Accrued benefit liability	(1,366)	(1,347)

Net amount recognized	(1,366)	(1,343)

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

           Assumed discount rates and rates of increase in remuneration and pension entitlements used in calculating the projected benefit obligations together with long-term rates of return on plan assets vary according to the economic conditions of the country in which the retirement plans are situated. The weighted-average assumptions used in calculating the actuarial values were as follows:

	September 30,
	2001	2000	1999
Discount rate	6.7%	7.1%	6.8%
Expected return on plan assets	9.0%	8.8%	8.5%
Medical trend rates (initial/ultimate/year):
Medicare ineligible pre 65	10.0%/5.0%/2007	8.5%/5.4%/2021	9.2%/5.4%/2021
Medicare eligible post 65	10.0%/5.0%/2007	6.9%/5.4%/2021	7.4%/5.4%/2021
Fixed dollar benefit	5.8%	6.0%	—
Dental trend rates (initial/ultimate/year)	6.0%/5.0%/2021	6.0%/5.0%/2021	6.0%/5.0%/2021

          The health-care trend rate assumptions have a significant effect on the amounts reported. A one-percentage-point change in the health-care trend rates would have the following effects on the accumulated postretirement benefit obligation and service and interest costs as of and for the year ended September 30, 2001:

	One- percentage- point increase	One- percentage- point decrease
Effect on accumulated postretirement benefit obligation	71	(50)
Effect on total of service and interest cost components	10	(8)

          The components of the net periodic benefit cost for the years ended September 30, 2001, 2000 and 1999 were as follows:

	September 30,
	2001	2000	1999
Service cost	47	44	40
Interest cost	79	74	70
Expected return on plan assets	(2)	—	—
Amortization of:
Unrecognized prior service cost	(1)	—	(1)
Unrecognized net gains	(20)	(8)	(8)

Net periodic benefit cost	103	110	101

20.    Other accruals and provisions

	September 30,
	2001	2000
Remediation and environmental accruals	728	969
Deferred income	254	218
Other long-term accruals	1,975	2,881

	2,957	4,068

          Remediation and environmental protection liabilities have been accrued primarily to account for the decommissioning of the facilities for the production of uranium and mixed-oxide fuel elements in Hanau, Germany (“Hanau facilities”) as well as the facilities in Karlstein, Germany (Karlstein facilities). According to the German Atomic Energy Act, when such a facility is closed, the resulting radioactive waste must be collected and delivered to a government-developed final storage facility. In this regard, the Company has developed a plan to decommission the Hanau and Karlstein facilities in the following steps: clean-out, decontamination and disassembly of equipment and installations, decontamination of the facilities and buildings, sorting of radioactive materials, and intermediate and final storage of the radioactive waste. This process will be supported by continuing engineering studies and radioactive sampling under the supervision of German federal and state authorities. The decontamination, disassembly and sorting activities are planned to continue until 2006; thereafter, the Company is responsible for intermediate storage of the radioactive materials until a final storage facility is available. The final location is not expected to be available before approximately 2030. The ultimate costs of the remediation are contingent on the decision of the federal government on the location of the final storage facility and the date of its availability. Consequently, the accrual is based on a number of significant estimates and assumptions. The Company does not expect any recoveries from third parties and did not reduce the accruals for such recoveries. The Company believes that it has adequately provided for this exposure. As of September 30, 2001 and 2000, the accrual totals €676 and €706 and is recorded net of a present value discount of €1,460 and €1,493, respectively, calculated using a range of rates from approximately 4-5%. The rates are determined based on the differing durations of the steps of decommissioning. The total expected payments for each of the next five fiscal years and the total thereafter are €66, €70, €75, €79, €3 and €1,843 (includes €1,663 for the costs associated with final storage in 2033).

          The Company recognizes the accretion of the liability for the Hanau facility using the interest method. During the years ended September 30, 2001, 2000 and 1999, €33, €33 and €34, respectively, was recognized as interest expense related to such accretion.

21.    Shareholders’ equity

Capital Stock and Additional Paid-in Capital

          As of September 30, 2001, the Company’s capital stock totaled €2,665 divided into 888,230,245 shares without par value with a notional value of €3.00 per share. Each share of common stock is entitled to one vote.

          As of September 30, 2000 and 1999, the Company’s capital stock totaled €1,505 and €1,521 divided into 882,930,900 shares and 892,186,410 shares without par value, respectively.

Capital increases

          On February 22, 2001, the Company’s shareholders approved a capital increase of €262 through the increase in the notional value per share to a round amount from approximately €2.56 per share to €3.00 per share.

          In addition, the Company’s shareholders approved a capital increase of €888 effected in the form of a 3-for-2 stock split through increasing the number of shares outstanding by 295,812,450. The stock split was effective for trading purposes on April 30, 2001. All share and per share data for periods prior to April 30, 2001 have been restated to give effect to the 3-for-2 stock split.

          The foregoing capital increases had the effect of decreasing additional paid-in capital and increasing common stock by €1,150.
SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

           In December 2000, €8 or 3,000,000 shares (4,500,000 after stock split) from Authorized Capital 1996/II were issued to an underwriter, repurchased and subsequently offered for sale to employees in Germany principally with respect to a special employee share program.

          In June 2001, €2 or 790,000 shares from Authorized Capital 2001/II were issued to an underwriter, repurchased and subsequently offered for sale to employees in the U.S. with respect to a special employee share program.

          In fiscal 2001, 2000 and 1999, capital stock increased by €20 thousand, €32 thousand and €28 thousand, respectively, through the issuance of 9,345 shares, 18,990 shares and 16,200 shares, respectively, from the conditional capital as settlement to former shareholders of SNI AG who had not tendered their SNI share certificates by September 30, 2000, 1999 and 1998.

Treasury stock

          On February 22, 2001, the Company’s shareholders authorized the Company to repurchase up to 10% of the €2,662 capital stock.

          In fiscal 2001, Siemens repurchased 6,063,920 shares (representing €18 or 1.2% of capital stock) at an average price of €84.76 per share. Including the 23,100 shares of treasury stock held at the beginning of the fiscal year, 6,085,904 shares were sold to employees. A majority of these shares were related to a special employee share program. The remainder of the shares were offered for sale to employees at a preferential price of €58.77. As of September 30, 2001, 1,116 shares of stock remained in treasury with a carrying amount of €111 thousand.

          In fiscal 2000, Siemens repurchased 2,718,486 shares (representing €5 or 0.2% of the capital stock) at an average price of €82.55 per share, in order to offer them for sale to employees. Including the 28 shares of treasury stock held at the beginning of the fiscal year, 2,695,414 shares were sold to employees at a preferential price of €42.07 per share. At fiscal year-end, 23,100 shares of stock remained in treasury. The carrying amount of these shares, valued at €82.56 each, was €2.

          In fiscal 1999, Siemens repurchased 3,769,498 shares (representing €6.4 or 0.4% of the capital stock) at an average price of €39.03, in order to offer them to employees. Including the 5,116 shares of treasury stock held at the beginning of the fiscal year, 3,774,586 shares were sold to employees at a preferential price of €24.31 per share with 28 shares valued at €51.60 each, remaining in the treasury.

          During the years ended September 30, 2001, 2000 and 1999, the Company incurred compensation expense of €65, €109 and €56, respectively, related to the sale of repurchased shares to employees.

          During fiscal 2000, the Company repurchased during the months of May to August 2000 a total of 9,274,500 of its outstanding shares at an average price of €107.71 per share for a total of €999. The shares were purchased on the open market and were subsequently retired. As a result of these transactions, capital stock was reduced by €16 or 1%, paid-in capital was reduced by €58 or 1%, while retained earnings was charged with the purchase price difference of €925.

Authorized and Conditional Capital

          On September 30, 2001, the authorized but unissued capital of the Company totaled €773 or 257,543,334 common shares.
SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

           On September 30, 2000 and 1999, the authorized but unissued capital of the Company totaled €499 or 195,200,000 common shares.

          Authorized Capital 1996/II, which was used for the above-mentioned capital increase during fiscal 2001 of 3,000,000 shares, expired on February 1, 2001.

          On February 22, 2001, the Company’s shareholders authorized the Managing Board with the approval of the Supervisory Board to increase the capital stock by up to €400 through the issuance of up to 133,333,334 shares for offer to existing shareholders until February 1, 2006 (Authorized Capital 2001/I). The Managing Board, with the approval of the Supervisory Board, is authorized to increase the capital stock by up to €75 through the issuance of up to 25,000,000 shares until February 1, 2006. The shareholders’ preemptive rights are excluded since these shares will be offered for sale to employees (Authorized Capital 2001/II). As mentioned above, 790,000 shares from this authorized capital were issued during fiscal 2001.

          The authorization to issue €300 or 100,000,000 in new common shares for which the shareholders’ preemptive rights are excluded because these shares will be issued against contribution in kind will expire on February 1, 2003 for the first tranche of €90 (Authorized Capital 1998) and on February 1, 2004 for the second tranche of €210 (Authorized Capital 1999).

          By resolution of the Annual Shareholders’ Meeting on February 22, 2001, conditional share capital of €147 was approved to service the 2001 Siemens Stock Option Plan (Conditional Capital 2001). In addition, conditional capital of €45 was approved by the Company’s shareholders to service the 1999 Siemens Stock Option Plan and the 2001 Siemens Stock Option Plan (Conditional Capital 1999).

          Conditional capital of €2.5 provides for the settlement offered to former shareholders of SNI AG who had not tendered their SNI share certificates by September 30, 2001.
SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

Other Comprehensive Income

          The changes in the components of other comprehensive income are as follows:

	September 30,
	2001			2000			1999
	Pretax	Tax effect	Net	Pretax	Tax effect	Net	Pretax	Tax effect	Net
Unrealized gains (losses) on securities:
Unrealized holding gains (losses) for the period	(2,239)	918	(1,321)	2,123	(973)	1,150	223	(102)	121
Reclassification adjustments for gains included in net income	209	(87)	122	(280)	132	(148)	(591)	300	(291)

Net unrealized gains (losses) on available-for-sale securities	(2,030)	831	(1,199)	1,843	(841)	1,002	(368)	198	(170)
Unrealized gains (losses) on derivative financial instruments:
Cumulative effect of change in accounting for derivative instruments	—	—	—	8	(3)	5	—	—	—
Unrealized gains (losses) on derivative financial instruments	87	(41)	46	(67)	33	(34)	—	—	—
Reclassification adjustments for (gains) losses included in net income	12	(5)	7	(2)	1	(1)	—	—	—

Net unrealized gains (losses) on derivative financial instruments	99	(46)	53	(61)	31	(30)	—	—	—
Minimum pension liability	(6,529)	2,541	(3,988)	(10)	4	(6)	—	—	—
Foreign-currency translation adjustment	(532)	—	(532)	1,059	—	1,059	374	—	374

	(8,992)	3,326	(5,666)	2,831	(806)	2,025	6	198	204

Miscellaneous

          Under the German Stock Corporation Act, the amount of dividends available for distribution to shareholders is based upon the earnings of Siemens AG as reported in its statutory financial statements determined in accordance with the German Commercial Code (Handelsgesetzbuch). During the year ended September 30, 2001, Siemens AG management distributed an ordinary dividend of €823 (€0.93 per share) and an additional bonus of €589 (€0.67 per share) of the 2000 earnings of Siemens AG as a dividend to the shareholders. During the years ended September 30, 2000 and 1999, Siemens AG management distributed €593 (€0.67 per share) of the 1999 earnings and €455 (€0.51 per share) of the 1998 earnings of Siemens AG as a dividend to the shareholders.

          In August 2001, Infineon entered into an agreement to sell its 49% share in the OSRAM Opto Seminconductors GmbH & Co. OHG joint venture for approximately €565 to Osram. The purchase price in excess of historic cost, net of tax, of €392 was reflected as a capital transaction in the separate financial statements of Infineon and Osram. Accordingly, in its consolidated financial statements, the Company recorded a decrease of €194 in its retained earnings to reflect the minority interest holding of Infineon.
SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

22.    Commitments and contingencies

          Guarantees and other commitments

	September 30,
	2001		2000
Discounted bills of exchange	121		356
Guarantees	4,595		3,835
therein credit guarantees	[668	]	[495	]
Collateral for third party liabilities	3		5

          As of September 30, 2001, future payment obligations under noncancellable operating leases are as follows:

2002	460
2003	396
2004	326
2005	263
2006	229
Thereafter	926

          The total operating rental expense for the years ended September 30, 2001, 2000 and 1999 was €279, €283 and €167, respectively.

          As of September 30, 2001, the Company has commitments to make capital contributions of €55 to other companies.

          The Company is jointly and severally liable and has capital contribution obligations as a partner in companies formed under the German Civil Code (BGB), through which it has executed profit-and-loss transfer agreements with other companies as a partner in commercial partnerships and in a European Economic Interest Grouping (EEIG) and as a participant in various consortiums.

          The Company is a party to various lawsuits and arbitration proceedings arising in the ordinary course of its business, including matters involving allegations of improper shipments and services, product liability, patent infringement and claims for damages. Liabilities for litigation risks have been accrued, which the Company believes represent reasonable estimates of the probable liabilities associated with the cost of related litigation and the estimated cost of an unfavorable outcome of the disputes. Although the final resolution of any such matters could have a material effect on Siemens’ consolidated operating results for the particular reporting period in which an adjustment of the estimated reserve is recorded, Siemens believes that any resulting adjustment should not materially affect its consolidated financial position.

23.    Derivative instruments and hedging activities

          As part of the Company’s risk management program, a variety of derivative financial instruments are used to reduce risks resulting primarily from fluctuations in foreign-currency exchange rates and interest rates. The following is a summary of Siemens’ risk management strategies and the effect of these strategies on the consolidated financial statements.

Foreign currency exchange risk management

          Siemens’ significant international operations expose the Company to significant foreign-currency exchange risks in the ordinary course of business. The Company employs various strategies discussed below involving the use of derivative financial instruments to mitigate or eliminate certain of those exposures.
SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

Derivative financial instruments not designated as hedges

          The Company manages its risks associated with fluctuations in foreign-currency-denominated receivables, payables, debt, firm commitments and anticipated transactions primarily through a Company-wide portfolio approach. This approach concentrates the associated Company-wide risks centrally, and various derivative financial instruments, primarily foreign exchange contracts and, to a lesser extent, interest rate and cross currency, interest rate swaps and options, are utilized to minimize such risks. Such a strategy does not qualify for hedge accounting treatment under SFAS 133 and also did not qualify for hedge accounting prior to SFAS 133. Accordingly, all such derivative financial instruments are recorded at fair value on the balance sheet as either an other current asset or other current liability and changes in fair values are charged to earnings.

          The Company also has foreign-currency derivative instruments, which are embedded in certain sale and purchase contracts denominated in a currency other than the functional currency of the significant parties to the contract, principally the U.S. dollar. Gains or losses relating to such embedded foreign-currency derivatives are reported in cost of sales in the statements of income.

Hedging activities

          During the years ended September 30, 2001 and 2000, the Company’s operating units applied hedge accounting for certain significant anticipated transactions and firm commitments denominated in foreign currencies. Specifically, the Company has entered into foreign exchange contracts to reduce the risk of variability of future cash flows resulting from forecasted sales and purchases and firm commitments resulting from its business units entering into long-term contracts (project business) which are denominated primarily in U.S. dollars.

          Cash flow hedges—Changes in fair value of forward exchange contracts that were designated as foreign-currency cash flow hedges are recorded in accumulated other comprehensive income as a separate component of shareholders’ equity. During the year ended September 30, 2001, a net loss of €1 (2000: €—) was reclassified from accumulated other comprehensive income into cost of sales because the occurrence of the related hedged forecasted transaction was no longer probable. During the year ended September 30, 2001, a net loss of €2 (2000: €—) on the derivative contracts was recognized in cost of sales representing hedge ineffectiveness.

          It is expected that €30 of net deferred gains in accumulated other comprehensive income will be reclassified into earnings during the year ended September 30, 2002 when the hedged forecasted foreign-currency denominated sales and purchases occur.

          As of September 30, 2001, the maximum length of time over which the Company is hedging its future cash flows associated with foreign-currency forecasted transactions is 64 months.

          Fair value hedges—As of September 30, 2001, the Company hedged firm commitments using forward exchange contracts that were designated as foreign-currency fair value hedges of future sales related primarily to the Company’s project business and, to a lesser extent, purchases. The hedging transactions resulted in the recognition of an other current asset of €6 (2000: €16) and other current liability of €6 (2000: €—) for the hedged firm commitments, whose changes in fair value were charged to cost of sales. Changes in fair value of the derivative contracts were also recorded in cost of sales including a net loss of €—(2000: €(1)) representing hedge ineffectiveness.
SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

Interest rate risk management

          Interest rate risk arises from the sensitivity of financial assets and liabilities to changes in market rates of interest. The Company seeks to mitigate such risk by entering into interest rate derivative financial instruments such as interest rate swaps and, to a lesser extent, cross currency interest rate swaps and interest rate futures.

          Interest rate swap agreements are used to adjust the proportion of total debt, and to a lesser extent interest-bearing investments, that are subject to variable and fixed interest rates. Under an interest rate swap agreement, the Company either agrees to pay an amount equal to a specified variable rate of interest times a notional principal amount, and to receive in return an amount equal to a specified fixed rate of interest times the same notional principal amount or, vice-versa, to receive a variable-rate amount and to pay a fixed-rate amount. The notional amounts of the contracts are not exchanged. No other cash payments are made unless the agreement is terminated prior to maturity, in which case the amount paid or received in settlement is established by agreement at the time of termination, and usually represents the net present value, at current rates of interest, of the remaining obligations to exchange payments under the terms of the contract.

Derivative financial instruments not designated as hedges

          The Company uses a portfolio-based approach to manage its interest rate risk associated with certain interest-bearing assets and liabilities, primarily interest-bearing investments and debt obligations. This approach focuses on mismatches in the structure of the interest terms of these assets and liabilities without referring to specific assets or liabilities. Such a strategy does not qualify for hedge accounting treatment under SFAS 133. Accordingly, all interest rate derivative instruments used in this strategy are recorded at fair value as either an other current asset or other current liability and changes in the fair values are charged to earnings.

Fair value hedges of fixed-rate debt obligations

          Under the interest rate swap agreements outstanding during the years ended September 30, 2001 and 2000, the Company agrees to pay a variable rate of interest times a notional principle amount, and receive in return an amount equal to a specified fixed rate of interest times the same notional principal amount. The interest rate swap contracts are reflected at fair value in the Company’s consolidated balance sheet and the related portion of fixed-rate debt being hedged is reflected at an amount equal to the sum of its carrying value plus an adjustment representing the change in fair value of the debt obligations attributable to the interest rate risk being hedged. Changes in the fair value of interest rates swap contracts, and the offsetting changes in the adjusted carrying value of the related portion of fixed-rate debt being hedged, are recognized as adjustments to the line item “Income from financial assets and marketable securities, net” in the consolidated statements of income. Net cash receipts and payments relating to such interest rate swap agreements are recorded to interest expense.

          The Company had interest rate swap contracts to pay variable rates of interest (average rate of 3.9% and 6.2% as of September 30, 2001 and 2000, respectively) and receive fixed rates of interest (average rate of 5.3% and 5.8% as of September 30, 2001 and 2000, respectively). The notional amount of indebtedness hedged as of September 30, 2001 and 2000 was €5,212 and €3,668, respectively. This resulted in 53% and 55% of the Company’s underlying notes and bonds being subject to variable interest rates as of September 30, 2001 and 2000, respectively. The notional amounts of these contracts mature at varying dates based on the maturity of the underlying hedged items. The net fair value of interest rate swap contracts used to hedge indebtedness as of September 30, 2001 and 2000 was €103 and €(166), respectively.
SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

Cash flow hedges

          Prior to adoption of SFAS 133, the Company used interest rate derivative contracts to hedge certain anticipated commercial paper borrowings in the United States. The net unrealized gain of €8 on such derivatives was recorded to other comprehensive income at the date of adoption of SFAS 133. The Company elected not to designate such derivatives in a hedging relationship upon adoption of SFAS 133. During fiscal 2000, the Company significantly curtailed its commercial paper borrowing program in the United States and reclassified the unrealized gain of €8 from other comprehensive income into earnings.

24.    Fair value of financial instruments

          The fair value of a financial instrument represents the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. In determining the fair values of the derivative financial instruments, certain compensating effects from underlying transactions (e.g. firm commitments and anticipated transactions) are not taken into consideration.

Derivative financial instruments

          The Company enters into derivative financial instruments with various counterparties, principally financial institutions with investment grade credit ratings.

          Derivative interest rate contracts—The fair values of derivative interest rate contracts (e.g. interest rate swap agreements) are estimated by discounting expected future cash flows using current market interest rates and yield curve over the remaining term of the instrument. Interest rate options are valued on the basis of quoted market prices or on estimates based on option pricing models.

          Derivative currency contracts—The fair value of forward foreign exchange contracts is based on forward exchange rates. Currency options are valued on the basis of quoted market prices or on estimates based on option pricing models.

          As of September 30, 2001, the Company’s derivative financial instruments had a net fair value of €263 (2000: €(481)) and were recorded on the consolidated balance sheet as other current assets of €463 (2000: €259) and other current liabilities of €200 (2000: €740).

Non-derivative financial instruments

          The fair values for non-derivative financial instruments are determined as follows:

          Fair value of cash and cash equivalents, short-term receivables, accounts payable, additional liabilities and commercial paper and borrowings under revolving credit facilities approximate their carrying value due to the short-term maturities of these instruments.

Financial assets and securities

          Securities in the portfolio are carried at fair value, which is based on quoted market prices. It is not practicable to estimate the fair value of the Company’s other equity investments in related and affiliated companies, as these investments are not publicly traded.

Financing receivables

          Long-term fixed-rate and variable-rate receivables are evaluated by the Company based on parameters such as interest rates, specific country risk factors, individual creditworthiness of the customer and the risk characteristics of the financed project. Based on this evaluation, allowances are taken to account for the expected losses of these receivables. As such, as of September 30, 2001 and 2000, the carrying amounts of such receivables, net of allowances, approximates their fair value.

Debt

          The fair value of debt is estimated by discounting future cash flows using rates currently available for debt of similar terms and remaining maturities. As of September 30, 2001 and 2000, the fair value and carrying value of debt is as follows:

	September 30,
	2001	2000
Fair value	12,333	9,208
Carrying value	12,610	9,338

25.    Stock-based compensation

          Pursuant to SFAS 123, Accounting for Stock-Based Compensation, the Company has elected to apply Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees and related Interpretations in accounting for its stock-based compensation plan.

Description of plans—1999 Siemens Stock Option Plan

          As part of a stock option plan for members of the Managing Board, executive officers and other eligible employees, the Company’s shareholders authorized the Managing Board on February 18, 1999 to distribute non-transferable options exercisable for up to an aggregate of 10 million common shares. The authority to distribute options under this plan would have originally expired on February 18, 2004. With the ratification by Siemens shareholders of the 2001 Siemens Stock Option Plan (further details see below), the 1999 Siemens Stock Option Plan (the 1999 Plan) has been terminated and further options will not be granted. In connection with the 1999 Plan, the shareholders originally approved an increase in conditional capital in an amount not to exceed €26, which has been increased to up to €45 in fiscal 2001 (see footnote 21).

          Under the 1999 Plan, the Supervisory Board decided annually after the end of each fiscal year how many options to grant to the Managing Board, and the Managing Board decided annually how many options to grant to executive officers and other eligible employees. The exercise price is equal to the average market price of Siemens’ stock during the five days preceding the date the options are granted. The options are exercisable within the five years following a holding period of two years if Siemens AG stock price outperforms the Dow Jones Stoxx-Index by at least two percentage points on five consecutive days. This percentage applies to the first year of the five-year option exercise period, and increases by 0.5 percentage points in each subsequent year.

          As a result of such performance requirements, the plan has been accounted for as a variable plan under APB Opinion No. 25.

          The options maybe settled either in newly issued shares of common stock of Siemens AG from the Conditional Capital reserved for this purpose, treasury stock or cash. The alternatives offered to optionees are determined by the Managing Board in each case as approved by the Supervisory Board.

          Compensation in cash shall be equal to the difference between the exercise price and the average market price of the Company’s stock on the five trading days preceding the exercise of the stock options.
SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

           Details on option activity and weighted average exercise prices are as follows. On November 4, 1999, the Supervisory Board and the Managing Board granted options exercisable for approximately 1,181,061 (1,771,592 after stock split) shares with an exercise price of €86.60 (€57.73 after stock split) of which options exercisable for 114,000 (171,000 after stock split) shares were granted to the Managing Board. On November 24, 2000, the Supervisory Board and the Managing Board granted options exercisable for approximately 2,173,594 (3,260,391 after stock split) shares with an exercise price of €129.35 (€86.23 after stock split) of which options exercisable for 107,000 (160,500 after stock split) shares were granted to the Managing Board.

          The options and exercise prices below have been restated to reflect the stock split:

	Year ended September 30,
	2001		2000
	Options	Exercise price	Options	Exercise price
Outstanding, beginning of period	1,750,892	€57.73	—	—
Granted	3,260,391	€86.23	1,771,592	€57.73
Options exercised	—	—	—	—
Options forfeited	(47,611)	€76.27	(20,700)	€57.73

Outstanding, end of period	4,963,672	€76.27	1,750,892	€57.73

Exercisable, end of period	—	—	—	—

          The following table summarizes information on stock options outstanding and exercisable at September 30, 2001:

Options outstanding				Options exercisable
Range of exercise prices	Options outstanding	Weighted average remaining life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
€57.73	1,750,892	5	€57.73	—	—
€86.23	3,212,780	6	€86.23	—	—

Fair value information

          The Company uses the Black-Scholes option pricing model to determine the fair value of grants. The fair value prior to the stock split for the first tranche of the 1999 Plan in November 1999 was €22.52 and for the second tranche in November 2000, €38.11. The fair value of grants made during the years ended September 30, 2001 and 2000, restated for the stock split are as follows:

	Assumptions at grant date
	2001	2000
Risk-free interest rate	5.0%	4.6%
Expected dividend yield	2.59%	0.94%
Expected volatility	50.00%	35.85%
Expected option life	4 yrs.	4 yrs.
Estimated weighted average fair value of options	€25.41	€15.01
SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

           The Black-Scholes option valuation model was developed for use in estimating the fair values of options that have no vesting restrictions. Option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s stock options may have characteristics that vary significantly from traded options and because changes in subjective assumptions can materially affect the fair value of the option, it is management’s opinion that existing models do not necessarily provide a single reliable measure of fair value.

Pro forma information

          If the Company had adopted the fair value based accounting method prescribed by SFAS 123, the net income and earnings per share would have been changed to the pro forma amounts indicated below:

	Year ended September 30,
	2001	2000
Net income
As reported	2,088	8,860
Pro forma	2,034	8,870
Basic earnings per share
As reported	2.36	9.97
Pro forma	2.30	9.98
Diluted earnings per share
As reported	2.36	9.96
Pro forma	2.30	9.97

Description of plans—2001 Siemens Stock Option Plan

          At the Annual Shareholders’ Meeting on February 22, 2001, shareholders authorized Siemens AG to establish the 2001 Siemens Stock Option Plan, making available up to 55 million options representing approximately 6.2% of the total shares outstanding. Compared to the 1999 Plan, the number of eligible recipients is significantly larger. The option grants are subject to a two-year vesting period, after which they may be exercised for a period of up to three years. The exercise price is equal to 120% of the reference price, which corresponds to the average opening market price of Siemens AG during the five trading days preceding the date of the stock option grant. The exercise price is also the performance target. The terms of the plan allow the Company to offer optionees the choice of settling options in either shares or cash. As a result of its design, the new plan will have no income effect in the case of settlement in shares due to the fact that the exercise price is also the performance target. In connection with the 2001 Siemens Stock Option Plan, the shareholders approved an increase in conditional capital in an amount not to exceed €147 (see footnote 21).

          Stock options may be granted within a period of 30 days after publication of the results for the fiscal year or quarter then ended. The Supervisory Board decides how many options to grant to the Managing Board, and the Managing Board decides how many options to grant to executive officers and other eligible employees. Option grants to members of the Managing Board may only be made once annually after the close of the fiscal year.

          The options maybe settled either in newly issued shares of common stock of Siemens AG from the Conditional Capital reserved for this purpose, treasury stock or cash. The alternatives offered to optionees are determined by the Managing Board in each case as approved by the Supervisory Board.
SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

           Compensation in cash shall be equal to the difference between the exercise price and the opening market price of the Company’s stock on the day of exercising the stock options.

          During 2000, the Managing Board approved a special one-time employee bonus award of €600 relating to the Company’s exceptional results in 2000. Individuals employed by Siemens, other than employees of Osram GmbH and Infineon Technologies AG, during the entire period October 1, 1999 through September 30, 2000 were entitled to participate in the bonus program, including former employees that left the Company after September 30, 2000. Approximately €300 of the special bonus was allocated to domestic participants. Eligible participants in Germany were offered a 50% discount towards the purchase of a fixed number of the Company’s shares in November 2000 with an enrollment period of 21 days. Shares issued to domestic participants under the bonus program approximated 2.4 million shares and cannot be sold for a period of one year. In foreign countries, depending on the legal environment, the bonus program has been administered either through a similar program as in Germany or through a grant of stock or cash.

26.    Personnel costs

	Year ended September 30,
	2001	2000	1999
Wages and salaries	23,028	21,264	18,543
Statutory social welfare contributions and expenses for optional support payments	3,673	3,305	3,186
Expenses relating to pension plans and employee benefits	401	2,032	1,397

	27,102	26,601	23,126

          The average number of employees in fiscal year 2001 was 477,100 (2000: 430,200). Part-time employees are included on a proportionate basis rather than being counted as full units. The employees were engaged in the following activities:

	2001	2000
Manufacturing	214,900	191,400
Sales and marketing	142,000	129,300
Research and development	60,200	54,800
Administration and general services	60,000	54,700

	477,100	430,200

27.    Additional information relating to Board members

          The total remuneration received or receivable by the members of the Supervisory Board amounts to €2.1, €3.6 and €0.9 for the years ended September 30, 2001, 2000 and 1999, respectively, of which €0.1 (2000: €0.1, 1999: €0.1) is accounted for by fixed compensation, and €1.2 (2000: €3.5, 1999: €0.8) by variable compensation and, in 2001, €0.8 by the market value of appreciation rights granted under the same conditions under the Siemens 1999 Stock Option Plan. The total remuneration of the members of the Managing Board was €17.0, €21.7 and €12.0 for the years ended September 30, 2001, 2000 and 1999, respectively, of which €5.1 (2000: €4.0, 1999: €3.9) is accounted for by fixed salary and €6.3 (2000: €15.1, 1999: €8.1) by variable compensation and, in fiscal 2001, €4.1 by the market value of the stock options under the 1999 Siemens Stock Option Plan (2000: €2.6). Furthermore, the Managing Board received an amount of €1.5 for the immediate acquisition of a total of 15,375 shares (10,250 prior to stock split) under the condition that each board member, within a period of 18 months, buys the same number of shares on his own account. Each board member paid any taxes and other levies associated with the initial payment. None of the shares purchased may be sold until the holder leaves the Managing Board or for three years from the date of the award, whichever is longer. Former members of the Managing Board and their surviving dependents received pensions and transitional payments of €13.2 (2000: €12.2, 1999: €12.7).

          Pension commitments to former members of the Managing Board and their surviving dependents are covered by an accrual of €95.8 (2000: €95.6, 1999: €98.1).

          During the last two fiscal years there have been no loans outstanding to our management.

Share ownership

          The Supervisory Board members and the Managing Board members of Siemens AG hold shares and options representing less than 1% of the total shares outstanding. For this calculation, Siemens has not included the aggregate of 2.01% of outstanding share capital that is held by the von Siemens-Vermögensverwaltung GmbH, a German limited liability entity that functions much like a trust (vSV), or the 4.47% as to which the vSV has voting power under a power of attorney. Mr. Peter von Siemens has the voting control over these shares.

Related party transactions

          Some of the board members of Siemens AG hold or in the last three years have held positions of significant responsibility with other entities. The Company has relationships with almost all of these entities in the ordinary course of business, whereby it buys and sells a wide variety of products and services at arm’s length. Significant are the relationships with Deutsche Bank AG, Bayerische Hypo- und Vereinsbank AG and Allianz AG. Dr. Rolf-E. Breuer is the Spokesman of the Managing Board of Deutsche Bank AG and Dr. Albrecht Schmidt is the Spokesman of the Managing Board of Bayerische Hypo- und Vereinsbank AG. The Company’s ongoing banking relations with these institutions include securities underwritings, other investment banking services, and credit, money market and foreign-exchange business. Dr. Henning Schulte-Noelle is Chairman of the Managing Board of Allianz AG, which directly and indirectly provides the Company insurance coverage, as well as banking services through its majority-owned subsidiary, Dresdner Bank AG, in the ordinary course of business.

28.    Earnings per share

	Year ended September 30,
	2001	2000	1999
	(shares in thousands)
Net income	2,088	8,860	1,209

Weighted average shares outstanding—basic	885,658	889,055	892,179

Effect of dilutive stock options	270	662	—
Weighted average shares outstanding—diluted	885,928	889,716	892,179

Basic earnings per share	2.36	9.97	1.36

Diluted earnings per share	2.36	9.96	1.36

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

29.    Segment information

          The Company’s segments are organized based on the nature of products and services provided.

          The segment information is subdivided on a primary level into four components: Operations, Infineon, Financing and Real Estate, and Eliminations, reclassifications and Corporate Treasury. The accounting policies of these components (and the segments included) are generally the same as those described in the summary of significant accounting policies. Corporate overhead is generally not allocated to segments. Intersegment transactions are generally based on market prices.

          New orders are determined principally as the estimated sales value of accepted purchase orders and order value changes and adjustments, excluding letters of intent.

Operations

          The Managing Board is responsible for assessing the performance of the Operations segments. In fiscal 2001, the Company changed the profitability measure for its Operations segments to earnings before financing interest, certain pension costs, income taxes, and amortization of goodwill and purchased in-process R&D and certain one-time items (EBITA). The prior-period segment information has been restated to reflect this change. The EBIT amounts for fiscal 1999 have not been restated. In fiscal 1999, amortization of goodwill and purchased in-process R&D of Operations were in total €200 and €198, respectively. Charges for purchased in-process R&D related entirely to ICN’s Unisphere-related U.S. acquisitions, while goodwill amortization charges related primarily to ICN (€64), ICM (€18), A&D (€15), PG (€11) and SBT (€14). In the prior year and until March 31, 2001, the service cost component of domestic net periodic pension cost was included in the measure of segment EBITA. Beginning April 2001, management decided to discontinue the allocation of the service cost component of domestic pension costs to the Operations segments. Such change increased EBITA of the segments in total by €49 for fiscal 2001. Additionally, in fiscal 2001, management decided to allocate the expense or income associated to the Company’s stock option plans to the segments. Such change increased EBITA of the segments by €26 in 2001. Interest costs, return on plan assets and all other components of domestic net periodic pension costs are included in the line item “Corporate, eliminations.” Interest related to accounts receivable to customers, cash allocated to the segments, and accounts payable to suppliers are part of EBITA.

          Earnings (losses) from equity investees included in EBITA for the years ended September 30, 2001 and 2000 and EBIT for the year ended September 30, 1999 of Operations segments were €6, €(61) and €— , respectively, at ICM; €1, €12 and €(68), respectively, at ICN; €33, €2 and €1, respectively, at PG; and €28, €14 and €15, respectively, in the other Operations segments.

          EBITA assets is the asset measure used to assess the performance for the Operations segments. It represents net capital employed (total assets less tax related assets, less accruals and less non-interest bearing liabilities other than tax related liabilities). EBITA assets are not reduced for amortization of goodwill and in-process research and development as such expenses are added back to calculate EBITA assets.

Corporate, eliminations and Reconciliation to financial statements

          Corporate, eliminations within Operations and Reconciliation to financial statements include various categories of items which are not allocated to the segments since the Managing Board has determined that such items are not indicative of the segments’ performance. These include nonrecurring, one-time charges or gains and the results of centrally managed projects. In addition, Corporate, eliminations includes corporate charges such as personnel costs, including results from the domestic pension fund, certain corporate related derivative activities, centrally held equity investments, business units and corporate projects, liquid assets unallocated to segments and corporate items relating to foreign subsidiaries. Reconciliation to financial statements consists of various items excluded by definition from EBITA. Operations segments EBITA is used to determine bonus payments in accordance with Siemens’ management incentive program.

Corporate, eliminations

          Corporate, eliminations in the column EBITA (EBIT in fiscal 1999) consists of:

	Year ended September 30,
	2001	2000	1999
Corporate headquarters expenses and charges	(910)	(827)	(783)
Gains on sales of available-for-sale securities	227	98	591
Domestic pension related income (expense)	418	(177)	(764)
At-equity earnings from centrally held equity investees	113	81	124
Eliminations, other	(168)	(445)	251

	(320)	(1,270)	(581)

          In March 2000, the Company contributed all of the trading securities and other assets into a pension trust to provide for future pension benefit payments relating to certain defined benefit pension plans in Germany. The expected long-term rate of return on such pension assets for the second half of fiscal 2000 and all of fiscal 2001 resulted in a significant decrease in the net domestic pension expense in fiscal 2000 compared to fiscal 1999 and contributed to net domestic pension income in fiscal 2001. Prior to the establishment of the pension trust, certain trading securities were designated as pension assets and the return on these assets was included in income from marketable securities.

          In fiscal 2001, gains on sales of available-for-sales securities increased to €227 from €98 in the prior fiscal year, reflecting the continuing disposal of a portion of the centrally managed equities portfolio.

          For the year ended September 30, 2001, “Eliminations, other” in the table above includes the loss on the sale of a centrally held investment of €209; €78 in expenses related to centrally managed litigation issues, €74 in corporate interest expense in part related to the Atecs acquisition, and €63 in severance charges. Fiscal 2001 also included a gain of €114 related to currency effects and the treatment of derivative contracts not qualifying for hedge accounting, and positive resolution of certain asset disposal contingencies of €162.

          For the year ended September 30, 2000, “Eliminations, other” in the table above includes higher charges related to currency effects and to the treatment of derivative contracts not qualifying for hedge accounting of €212 and losses on asset dispositions totaling €210. Also included are costs of €178 for employee severance and contract termination associated with the Ten-Point Program. Furthermore, Eliminations, other, consists of €68 related to the centrally managed outsourcing contract in Argentina, originally entered into by SBS. The most significant income item for Eliminations, other, was €692 in income from marketable securities classified as trading.

          For the year ended September 30, 1999, “Eliminations, other” included the gain on sale of an interest in a telecommunication company of €223 and gains related to the sale of centrally managed investments and real estate of €115 and €108, respectively, €1,124 in income from marketable securities classified as trading and IPR&D expenses of €198.

Reconciliation to financial statements

          “Other interest expense” of Operations relates primarily to interest paid on debt and corporate financing transactions through Corporate Treasury.
SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

           “Goodwill amortization and purchased in-process R&D expenses” are not included in EBITA by definition.

          “Gains on sales and dispositions of significant business interests” are shown under Reconciliation to financial statements. For fiscal year 2001, such amount includes a gain of €3,459 from the irrevocable transfer of approximately 93,825,225 Infineon shares into our domestic pension trust as well as a €484 gain from a follow-on offering by Infineon of approximately 60 million of its shares in the fourth quarter. In addition, Infineon increased its capital in connection with two acquisitions, which resulted in an aggregate gain of €122. Siemens did not participate in these capital increases. Gains on sales and dispositions of significant business interests for the prior year total €7,826 resulting primarily from the IPO of Infineon and other dispositions.

          For fiscal 2001, “Other special items” include goodwill impairments, primarily related to Efficient and Milltronics totaling €927, and the write-down of inventories and assets associated with the contract cancellation by the Argentine government of €258. Other special items of the prior fiscal period primarily resulted from exceptional gains from certain marketable securities, a one-time bonus for employees, certain restructuring costs, a write-off of goodwill and exceptional charges related to certain contract losses, as well as a provision of €175 related to a loan associated with a joint venture and a contribution to the German government-sponsored humanitarian fund, called “Remembrance, Responsibility and the Future,” and write-downs associated with centrally managed assets.

          For further details of “Gains on sales and dispositions of significant business interests” and “Other special items” see below:

	Year ended September 30,
	2001	2000
Gain on sale and dispositions of significant business interests	4,065	7,826

Other special items
Income from marketable securities classified as trading	—	1,820
Personnel related expenses	—	(600)
Rationalization expenses	—	(193)
Impairment of goodwill	(927)	(195)
Contract losses	(258)	(450)
Other	—	(662)

Total of other special items	(1,185)	(280)

The following table reconciles total assets of the Operations component to EBITA assets as disclosed in Segment Information according to the above definition:

	September 30,
	2001	2000
Total assets	70,917	69,109
Intracompany financing receivables and investments	(8,305)	(14,203)
Tax related assets	(4,335)	(1,625)
Pension plans and similar commitments	(4,653)	(2,419)
Accruals	(6,977)	(6,609)
Liabilities to third parties	(28,034)	(20,580)
Accumulated goodwill amortization and in-process R&D expense	1,057	392

Total reconciliation	(51,247)	(45,044)

EBITA assets	19,670	24,065

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

Infineon

          The Company’s profitability measure for Infineon is earnings before interest and taxes (EBIT).

          Earnings (losses) from equity investees included in EBIT at Infineon were €32, €101 and €34 for the years ended September 30, 2001, 2000 and 1999, respectively.

          Net capital employed, as an EBIT-related asset indicator, is the only asset measure used to assess the performance for Infineon.

Financing and Real Estate

          The Company’s performance measurement for its Financing and Real Estate segments is income before income taxes. In contrast to the performance measurement used for the Operations segments, interest expense and income is an important source of revenue and expense for Financing and Real Estate.

          For the years ended September 30, 2001, 2000 and 1999, income before income taxes at SFS includes interest revenue of €603, €418 and €237, respectively, and interest expense of €404, €307 and €170, respectively. For the years ended September 30, 2001, 2000 and 1999, income before income taxes at SRE includes interest revenue of €19, €9 and €7, respectively, and interest expense of €150, €117 and €90, respectively.

Eliminations, reclassifications and Corporate Treasury

          Income before income taxes consists primarily of interest income due to cash management activities, corporate finance, and certain currency and interest rate derivative instruments.

Description of business segments

          With the completion of the acquisition of Atecs and its consolidation in the Siemens consolidated financial statements beginning with the third quarter of fiscal 2001, two Operating segments were renamed: Siemens Dematic (SD) resulted out of the merger of Siemens Production and Logistics Systems (PL) and Mannesmann Dematic, and Siemens VDO Automotive resulted from the integration of Mannesmann VDO into Siemens Automotive (AT).

          The Operations segments are comprised of the following businesses:

          Information and Communication Networks (ICN)—ICN develops, manufactures and sells public communication systems, private business communication systems and related software, and provides a wide variety of consulting, maintenance and other services. This includes circuit switching and communication access equipment, private branch exchange systems, voice and data public telecommunication elements, and broadband network products for carrying data over the Internet. It also provides Internet core network switches, routers and related services.

          Information and Communication Mobile (ICM)—ICM designs, manufactures and sells a broad range of communication devices and mobile network products and systems including mobile, cordless and corded fixed-line telephones and radio base stations, base station controllers and switches for mobile communication networks as well as mobile and wireline intelligent network systems. ICM also holds a 50% interest in the Fujitsu Siemens Computers joint venture, a leading manufacturer of personal and network computers and servers.

          Siemens Business Services (SBS)—SBS provides information and communications services to customers in industry, the public sector, telecommunications, transport, utilities and finance. SBS designs, builds and operates both discrete and large-scale information and communications systems, and provides related maintenance and support services.

          Automation and Drives (A&D)—A&D produces and installs manufacturing automation systems, drives systems, low-voltage controllers and distributors, and process automation products and instrument systems.

          Industrial Solutions and Services (I&S)—I&S provides a range of facilities systems and services, including general contracting, to raw materials processing companies and infrastructure customers.

          Siemens Dematic (SD)—SD is active in the fields of factory and logistics automation. The segment engineers and provides turnkey systems and related components and services for electronics assembly systems, logistics and factory automation systems, postal automation systems, crane and drive technology as well as mobile crane systems.

          Siemens Building Technologies (SBT)—SBT supplies products, systems and services for safety and security engineering, fire protection, heating and ventilation, and air conditioning. SBT also provides full facility management services as well as planning and engineering of large scale infrastructure projects.

          Power Generation (PG)—PG provides customers worldwide with a broad range of products and services necessary for the conversion of energy into electricity and heat. This includes the design and construction of power plants, turbines and generators, and the production and development of alternative energy power sources.

          Power Transmission and Distribution (PTD)—PTD ensures, as a product supplier, system integrator and service provider, reliable and efficient transmission of electrical energy from the generating plant to the consumer. PTD provides the liberalized energy markets not only with tailormade IT solutions, but also enables power suppliers to outsource the operation and servicing of their electricity supply networks under service contracts with PTD.

          Transportation Systems (TS)—TS provides products and services for the rail industry, including signaling and control systems, railway electrification systems, complete heavy rail systems including rapid transit systems and locomotives, light rail systems and other rail vehicles.

          Siemens VDO Automotive (SV)—SV provides information, cockpit and car communication systems, including instrumentation, audio, navigation, multimedia and telmatics applications as well as system solutions for drive train, motor control electronics and fuel injection technology, safety products such as airbag and ABS electronics, and chassis electronic products.

          Medical Solutions (Med)—Med offers diagnostic and therapy systems such as CAT scanners, hearing instruments, magnetic resonance imagers and ultrasound and radiology devices.

          Osram—Osram designs, manufactures and sells general lighting products, automotive lighting, photo/optical lighting, and opto semiconductors.

          Infineon Technologies (Infineon)—Infineon’s products include discrete and integrated semiconductor circuits and systems for wireless communications, computer networks and for use in automotive and industrial applications.

          The Financing and Real Estate Segments are comprised of the following two businesses:

          Siemens Financial Services (SFS)—SFS, the Company’s international financial services segment, provides customized financial solutions and best-practice risk management.
SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

           Siemens Real Estate (SRE)—SRE owns and manages Siemens’ domestic real estate portfolio, and increasingly manages Siemens real estate in the U.S. and in Western Europe.

30.    Geographic information

          The following table presents data by geographic region as of and for the years ended September 30, 2001, 2000 and 1999.

	Sales by location of customer			Sales by location of companies
	2001	2000	1999	2001	2000	1999
Germany	19,144	18,899	18,532	30,547	27,640	28,057
Europe (other than Germany)	26,196	23,952	21,337	23,024	22,028	19,344
U.S.	21,103	16,978	11,957	21,102	16,863	12,491
Americas other than U.S.	4,893	4,317	4,733	3,928	3,674	3,155
Asia-Pacific	11,081	9,984	8,209	7,228	6,369	4,250
Other countries	4,583	3,354	3,301	1,171	910	772

Siemens worldwide	87,000	77,484	68,069	87,000	77,484	68,069

	Long-lived assets
	2001	2000	1999
Germany	7,368	5,858	5,925
Europe (other than Germany)	3,991	3,850	3,796
U.S.	4,486	4,042	2,858
Americas other than U.S.	633	711	452
Asia-Pacific	1,197	1,189	1,027
Other countries	128	70	63

Siemens worldwide	17,803	15,720	14,121

          Long-lived assets consist of property, plant and equipment and equipment leased to others.

31.    Subsequent Events

          On December 5, 2001, the Company entered into a transaction as described below, the effect of which is that it no longer has majority voting interest in Infineon and will from such date no longer include the assets and liabilities and results of operations of Infineon in its consolidated financial statements but will instead account for its interest in Infineon using the equity method. This transaction followed a series of other transactions pursuant to which the Company reduced its ownership interest in Infineon from approximately 71% at the beginning of fiscal 2001 to 47.1% at December 31, 2001.

          In April 2001, the Company irrevocably transferred 93,825,225 Infineon shares to its domestic pension trust. As a result of this transfer, the Company reduced its ownership interest in Infineon by approximately 15% of Infineon’s then outstanding share capital. In July 2001, Infineon successfully completed a capital increase by way of a public offering of its shares. The Company did not sell any of its Infineon shares in the offering. In addition, Infineon further increased its capital by issuing shares in connection with acquisitions. The Company’s holding in Infineon was diluted by approximately 5.6% as a result of the combination of these capital increases. Finally, following Infineon’s announcement of its fiscal 2001 results in November of 2001, the Company also sold 23.1 million shares in open market transactions, further reducing its ownership interest to its December 31, 2001 level of 47.1%.
SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

           On December 5, 2001, the Company transferred 200 million Infineon shares or approximately 28.9% of Infineon’s share capital to an irrevocable, non-voting trust under a trust agreement. The trustee is not related to the Company or any of its affiliates.

          Under the terms of the trust agreement, the trustee has legal title to the shares held in trust and the Company has irrevocably relinquished all voting rights in the shares. However, the trustee is not permitted to vote any Infineon shares it holds in trust under the agreement. The Company continues to be entitled to all the benefits of economic ownership of the shares held in trust, including the right to receive cash dividends and other cash distributions, which the trustee has agreed to pay to the Company promptly upon receipt. The trustee is not entitled to sell or encumber the shares held in trust except at the Company’s direction, but the Company has agreed not to direct the sale of any such shares to itself, any affiliate, any vehicle established by the Company or any of its affiliates, or to Infineon. The trustee has agreed to pay to the Company any proceeds resulting from a permitted sale. Under the arrangement, the trustee holds the shares in trust for the benefit of the beneficiaries under the trust agreement, which include the Company as trustor and third party shareholders of Infineon. The trust agreement will terminate when the Company and its affiliates, on a consolidated basis, have held, directly or indirectly, less than 50% of the voting share capital of Infineon, including the shares held in trust by the trustee, for a period of two consecutive years. Certain provisions of the trust agreement, including those relating to voting and transfer of the shares held in trust, may not be amended without the approval of Infineon’s shareholders.

          Under the terms of a related standstill agreement, the Company has agreed with the trustee that it will not and it will not permit its affiliates to, directly or indirectly, acquire or offer to acquire ownership of Infineon shares, or securities convertible into Infineon shares, or any other Infineon voting securities or securities convertible into Infineon voting securities. The Company has also agreed that neither it nor any of its affiliates will procure for itself any third party’s voting rights in respect of Infineon shares. These provisions terminate on the termination of the trust agreement.

          The Company’s irrevocable transfer of Infineon shares to the non-voting trust on December 5, 2001, reduced the Company’s voting interest in Infineon by an amount corresponding to the number of shares transferred. Accordingly, while the Company’s ownership interest at December 31, 2001 is 47.1%, its voting interest is 18.2%. Such voting interest, when combined with the voting interest in Infineon shares of 13.2% held by the Company’s domestic pension trust, represents a combined voting interest of 31.4% as of December 31, 2001. Since shareholders of Infineon other than the Company and the pension trust own approximately 39.7% of Infineon’s share capital, they control a majority of the shares that may be voted at any Infineon shareholders’ meeting. The effect of the transfer of Infineon shares into the non-voting trust is that shareholders in Infineon other than the Company and the pension trust have a disproportionate voting interest.

          As the Company no longer has a majority voting interest in Infineon, it will from December 5, 2001 no longer include the assets and liabilities and results of operations of Infineon in its consolidated financial statements and will instead account for its ownership interest in Infineon using the equity method.

          Under the equity method of accounting, the Company’s net investment in Infineon will be included within “Long-term investments” in the consolidated balance sheet, and its share of the net income or losses of Infineon will be included as part of “Income from investments in other companies, net” in the consolidated statement of income. The following summary financial information presents the consolidated financial position as of September 30, 2001 and the consolidated results of operations for the year ended September 30, 2001 of the Company as if its investment in Infineon had been accounted for under the equity method of accounting.
SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

(Unaudited)
As of September 30, 2001
Cash and cash equivalents	7,045
Total current assets	48,376
Long-term investments	6,138
Property, plant and equipment, net	12,570
Other non-current assets	17,009
Total assets	84,093

Total current liabilities	42,560
Non-current liabilities	17,141
Minority interests	580
Shareholders’ equity	23,812

(Unaudited)
Year ended September 30, 2001
Net sales	82,673
Cost of sales	(60,218)
Gross profit on sales	22,455
Research and development expenses	(5,593)
Marketing, selling and general administrative expenses	(15,854)
Income from investments in other companies, net	(250)
Gains on sales and dispositions of significant business interests	4,227
Other	(1,545)
Income before income taxes	3,440
Income taxes	(1,209)
Minority interest	(143)
Net income	2,088

Cash flow from operating activities	7,019
Cash flow from investing activities	(6,113)
Cash flow from financing activities	(115)
PART III, Continued

Item 19:    Exhibits

Exhibit Number	Description of Exhibit
1.1	English translation of Articles of Association of Siemens Aktiengesellschaft updated as of November 2001.

2.1	Irrevocable Trust Agreement, by and among Siemens Aktiengesellschaft and First Union Trust Company, National Association, dated December 5, 2001.

2.2	Standstill Agreement, between Siemens Aktiengesellschaft and First Union Trust Company, dated December 5, 2001.

8.1	List of Significant Subsidiaries.

10.1	Consent of KPMG Deutsche Treuhand-Gesellschaft AG.

SIGNATURES

          The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: January 7, 2002

SIEMENS AKTIENGESELLSCHAFT

/S / CHARLES HERLINGER

Charles Herlinger
Vice President and Corporate Controller

/S / BERND VOGT

Bernd Vogt
Deputy Vice President
Exhibit Number	Description of Exhibit
1.1	English translation of Articles of Association of Siemens Aktiengesellschaft updated as of November 2001.

2.1	Irrevocable Trust Agreement, by and among Siemens Aktiengesellschaft and First Union Trust Company, National Association, dated December 5, 2001.

2.2	Standstill Agreement, between Siemens Aktiengesellschaft and First Union Trust Company, dated December 5, 2001.

8.1	List of Significant Subsidiaries.

10.1	Consent of KPMG Deutsche Treuhand-Gesellschaft AG