Form 20-F/A
period 2001-09-30
SIEMENS AKTIENGESELLSCHAFT
filed 2002-08-27
CIK 1135644

           As filed with the Securities and Exchange Commission on August 27, 2002

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
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

Item 17 ☐         Item 18 ☒

           This amended annual report on Form 20-F/A has been filed by Siemens Aktiengesellschaft to amend the annual report on Form 20-F for the fiscal year ended September 30, 2001 filed on January 7, 2002. The amendment includes editorial changes and expanded discussions of information included in the original report. The changes do not include any corrections or restatements of the audited financial statements contained in the original report. The amendment relates to disclosure recommendations of the Staff of the U.S. Securities and Exchange Commission made as part of a regular periodic review. Many of the recommendations are already included in the expanded disclosures undertaken during the current fiscal year in Siemens’ Quarterly Reports (submitted under Form 6-K). These disclosures were added as part of Siemens’ continual enhancement in the transparency of its financial reporting.

The principal changes are as follows:

          (1)  Item 3. To expand the existing explanation of the key differences between U.S. GAAP and German GAAP.

          (2)  Item 4. To expand “Information about the Company”, principally to (i) include a reference to the definition of EBITA; (ii) repeat larger portions of the discussion of our acquisitions in 2001 found in Item 5; and (iii) include a statement with respect to the importance of patents or group of patents to our business groups.

          (3)  Item 5. To expand “Operating and Financial Review and Prospects”, principally to (i) expand the explanation of EBITA and EBIT; (ii) add disclosure, adapted from our annual report to shareholders, regarding the effects of market downturns on our various business segments; (iii) enhance a narrative discussion of net income excluding special items with a supplemental tabular presentation of this information; (iv) expand our discussion of economic value added (EVA) and move this text to follow the discussion of additional details of our consolidated income statement; (v) repeat in tabular form the presentation of income statement data for our Operations, Infineon and Financing and Real Estate components; (vi) repeat disclosure from Item 4 and Item 11 regarding currency translation and transaction effects; (vii) repeat discussion from Item 4 of restructuring activities incurred by certain segments; and (viii) expand disclosure in the Liquidity and capital resources section to include information already discussed in our fiscal 2002 quarterly reports concerning asset securitizations and sales of receivables.

          (4)  Item 6. “Directors, Senior Management & Employees” is expanded, principally to provide additional information regarding the responsibilities of our Supervisory Board.

          (5)  Notes to the Financial Statements have been conformed to certain changes in Item 5 and expanded to provide additional clarification to matters discussed in Note 3, 10, 25 and 31.

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

          In this Form 20-F, references to “we”, “us” or “Siemens” are to Siemens Aktiengesellschaft and, unless the context otherwise requires, to its consolidated subsidiaries. In Item 4: “Information about the Company”, we use the terms “we” and “us” to refer to a specific Siemens group. On February 22, 2001, our shareholders approved a stock split of one share for every two shares held. The stock split took effect for trading purposes on April 30, 2001. See Item 3: “Key Information—Dividends”. Except as otherwise specified, the share data in this document reflect this stock split.

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

          We have also presented the selected financial data below as of and for each of the years in the four-year period ended September 30, 2000 in accordance with German GAAP. The selected financial data presented in accordance with German GAAP have been derived from our consolidated German GAAP financial statements for those periods. In fiscal 1999, we began to prepare our consolidated financial statements in accordance with U.S. GAAP and in fiscal 2001 we discontinued preparing consolidated German GAAP financial statements. Accordingly, the information set forth below regarding the major differences between U.S. GAAP and German GAAP is most relevant in understanding the income statement and balance sheet data presented for fiscal years 1998 and 1997 where no corresponding data under U.S. GAAP has been presented.

          U.S. GAAP differs from German GAAP in certain significant respects. The more significant accounting differences that have an impact on the financial reporting of Siemens are the following:

          Revenue Recognition:    Under U.S. GAAP, revenues and profits on long-term contracts are recognized using the percentage-of-completion method of accounting. Under German GAAP revenues and profits on long-term contracts are recorded using the completed contract method. Under this method, sales and gross profit are only recorded when performance under the contract is completed and the customer acceptance has been received, i.e. at a later point in time than allowed under the percentage-of-completion method. Where the contract can be divided into several technically independent performance milestones and is invoiced separately, sales and gross profit are recorded for each milestone when customer acceptance has been received.

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

          Marketable securities:    Our securities are segregated into one of two categories: available for sale or trading. Under U.S. GAAP, all marketable securities are recorded at fair value. For marketable securities classified as trading securities, the change in fair value is recorded in the income statement. Unrealized gains and losses on marketable securities classified as available-for-sale are reported as a separate component of shareholders’ equity until such securities are sold or when a decrease in value has been determined to be other than temporary, at which time the gain or loss is recognized in income. Under German GAAP, marketable securities are recorded at the lower of cost or market with immediate effect on the income statement. Unrealized gains are deferred until realized.

          Accruals:    Under U.S. GAAP, a liability may only be accrued if it is probable that an obligation has been incurred and the amount of the obligation can be reasonably estimated. Under German GAAP, accruals may be recorded for possible obligations with third parties and losses for which the amount can be estimated.

           Pension Costs:    Under U.S. GAAP, the pension obligations are recorded in accordance with the projected unit credit method as set forth in SFAS 87, Employers’ Accounting for Pensions. Under German GAAP, Siemens historically provided for its domestic pension costs based on actuarial studies using the entry age method as defined in the German tax code. This method does not allow the consideration of future inflationary increases in salaries and pension payments. During fiscal 2000, Siemens recorded an extraordinary charge in the income statement for German GAAP to adjust its domestic pension obligations to the projected unit credit method.

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

           Siemens’ strategy has one overriding goal: the strengthening of profitability. We have set targets for 2003 for EBITA as a percent of sales, or EBITA margin, for each of our operations groups and aim at steady and measurable improvement toward those targets. For a definition of EBITA see Item 5: “Operating and Financial Review and Prospects—Basis of presentation”. A core element of our strategy has been an emphasis on economic value added as a measurement of the success of each of our business groups and of our company as a whole. Economic value added measures the return of a business group over its cost of capital. We believe that our management incentive compensation, which is based on economic value added targets, plays a key role in keeping us focused on our profitability goals. Our top+ program is a set of methods and tools that includes benchmarking, asset management, quality management and best practice sharing. This program will ensure improved business excellence at each group’s divisional levels.

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

          Our attention to portfolio optimization has involved a significant refocusing of our structure. Our intent is to divest businesses that no longer fit with our overall portfolio. Since fiscal year 2000, we have completed the following significant transactions aimed at realigning our businesses in order to achieve sustainable growth in profitability:

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

          Three of the acquisitions mentioned above were completed in fiscal year 2001. In November 2000, we acquired Acuson of Mountainview, California, a leading manufacturer and service provider of diagnostic medical ultrasound systems for generating, displaying, archiving and retrieving ultrasound images, which was integrated into our Medical Solution group’s ultrasound division. As a result of the acquisition, we have created one of the world’s largest ultrasound companies, based on total sales.

          In April 2001, we acquired Efficient Networks, a leading provider of DSL broadband access equipment in the United States, for the Access Solution division of our Information and Communication Networks business group, thereby gaining a complete line of customer premises equipment and enhanced access to the U.S. carrier market.

          In April 2001, we completed the acquisition of a controlling interest of 50% plus two shares in Atecs Mannesmann AG (Atecs), an automotive and automation technology company. The purchase agreement also provided us the option to acquire Mannesmann AG’s remaining interest in Atecs, either at the option of Mannesmann during the period from the date of closing through September 2002, or at the option of Siemens during the period from April 1, 2002 through December 31, 2003. As part of the Atecs acquisition, Mannesmann VDO AG was merged with the former Siemens Automotive to form Siemens VDO Automotive AG, which offers a full range of integrated electrical, electronic and electromechanical systems and modules and individual components used in automotive applications. The Atecs Mannesmann Dematic Systems group was merged with the former Siemens Production and Logistics to form Siemens Dematic AG business group. Following the merger, Siemens Dematic is now the largest player overall in the material handling automation market. The businesses of Mannesmann Demag Delaval were merged into Power Generation’s Industrial Turbines and Power Plants division of Siemens AG, which we believe will enhance the division’s competitive position by allowing it to offer a fuller line of industrial turbine and power plant products. Siemens intends to dispose of the remaining businesses of Atecs within one year of its acquisition and holds these businesses as assets held-for-sale. For further information on these and other acquisitions see Item 5: “Operating and Financial Review and Prospects—Fiscal 2001 compared to fiscal 2000—Joint Ventures and Acquisitions” and Note 3 to the consolidated financial statements.

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

          In fiscal 2001, ICN’s business was divided into six divisions:

          Our Wireline Networks division offers solutions for next generation Internet, traditional circuit switching telephony networks and communications access equipment, as well as related services to fixed-line public network service providers. Our product portfolio contains soft-switch products for call and feature control, voice over Internet protocol and voice over asynchronous transfer mode (ATM) gateways, public telephony switching systems, units allowing access to narrowband and broadband channels and public communication software that is integrated into such products. ATM is a broadband switching technology that permits the use of one network for transmission of different kinds of information, such as voice, data and video. These offerings are typically provided to public communications network operators and, increasingly, to Internet service providers that use this equipment as a gateway from their data network to the existing public telephony network and as a direct link to their end customers. Our voice/data convergence products include solutions that enable public network service providers to combine telephony and Internet services and enrich those services with further applications. Our Wireline Networks products include the following:

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

          Our Enterprise Networks division provides communications servers, applications and comprehensive solutions for businesses of all sizes, government agencies and other organizations. Our products and solutions are designed for a wide range of information and communications infrastructures. We provide Internet protocol convergence solutions that combine traditional voice telephony and data networking based on Internet protocol into a single product or system for our customers. We also offer vertical market solutions, which are Internet protocol convergence solutions specially designed to meet the needs of specific industries. Our Internet protocol convergence solutions may be deployed across different platforms, including communications servers sold under the Hicom and HiPath product names, which offer a gateway to the Internet in addition to voice telephony, or advanced Internet protocol communication solutions for voice, e-mail and fax. Enterprise Networks operates globally and has installed products and systems for customers in more than 160 countries. We serve our customers with systems installation, systems integration, maintenance, consulting and training services worldwide through local Siemens companies and independent distributors. Our well-known brand names include Hicom and HiPath, our recently introduced enterprise convergence architecture.

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

          Our line of broadband access products is based primarily on asymmetric digital subscriber line (ADSL) technology. In April 2001, we acquired Efficient Networks, a leading provider of DSL broadband access equipment in the United States, thereby gaining a complete line of customer premises equipment and enhanced access to the U.S. carrier market. The market for DSL equipment deteriorated rapidly in the second half of fiscal 2001. See Item 5: “Operating and Financial Review and Prospects—Fiscal 2001 compared to fiscal 2000—Consolidated Operations of Siemens worldwide—Results of Siemens worldwide—Special items” and Note 14 to the consolidated financial statements. Our ADSL technology now comprises broadband access products such as the Attane XpressLink Digital Subscriber Line Access Multiplexer (DSLAM) and the SpeedStream series of customer premises equipment products, which provide high data rate transmission and enable local exchange carriers to enter the market of broadband Internet access by reusing their high investment in “last mile” copper wires to the home. Access Solutions also now produces access switch products. In addition, we offer wireless access solutions that enable new market entrants to bypass the “last mile” copper wires.

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

          ICN faced deteriorating market conditions in fiscal 2001, particularly among telecommunications operators and in the important U.S. market. Our subsidiary Efficient Networks, a provider of DSL broadband access equipment in the United States, for example, experienced rapid contraction of its customer base and the shutdown of operations by a number of previously fast-growing DSL service providers. In response to these difficult conditions, ICN is planning comprehensive adjustments in its cost structure and business portfolio and is intensifying its efforts in working capital management. In fiscal 2001, we implemented our Profitability and Cash Turnaround (PACT) program, which is aimed at cutting costs, reducing personnel, consolidating our worldwide manufacturing structure and optimizing portfolio management. In connection with our PACT Program, we intend to cut approximately 10,000 positions and to reduce our worldwide manufacturing capacity by approximately half. See Item 5: “Operating and Financial Review and Prospects—Fiscal 2001 compared to fiscal 2000—Segment information analysis—Operations—Information and Communications.”

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

          In response to these difficult market conditions, ICM has begun to initiate restructuring programs. Our Mobile Phones division reduced its inventories significantly and instituted cost-cutting measures, such as concentrating our mobile phone production in Kamp Lintfort, Germany, and Shanghai, China. We also outsource a portion of our mobile phone production to third parties. Further outsourcing to third-party electronic manufacturing suppliers is under consideration. An additional program to reduce operating expenses has been implemented at our Networks division. See Item 5: “Operating and Financial Review and Prospects—Fiscal 2001 compared to fiscal 2000—Segment information analysis—Operations—Information and Communications.”

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

          In the near term, however, in response to difficult conditions in the IT services market and in the e-business arena in particular, we are concentrating on improving our profitability through cost-cutting measures, including personnel reductions, and several programs intended to enhance our operational efficiency. See Item 5: “Operating and Financial Review and Prospects—Fiscal 2001 compared to fiscal 2000—Segment information analysis—Operations—Information and Communications”.

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

Transportation Systems (TS)

          Siemens’ Transportation Systems group is a leader in the global rail industry, offering a full range of products and services for railway transportation. We offer our customers innovative solutions and systems in such areas as modular vehicle concepts for light rail and mainline systems, technology for driverless metros and computer-controlled electronic switches, optical sensor systems and GPS-based service and diagnostic concepts, among others. We also combine rolling stock and automation and power product offerings in our turnkey systems business and service and maintenance activities in our integrated services unit. Rolling stock refers to all major components of rail vehicles, including locomotives, railway cars, subway cars and streetcars. In fiscal 2001, TS had total sales of €4.021 billion, including sales of €21 million to other Siemens business groups. External sales of €4.000 billion accounted for 4.6% of total Siemens net sales.

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

          We have also participated in industry consolidation and rationalized our product portfolio. In fiscal 2001, we sold our U.K. subsidiary Railcare Ltd. because it provided services for railway vehicles sold by different producers, whereas we wish to focus our business on integrated services related to our own products. We also increased our holding in Transrapid International GmbH & Co. KG, a marketing and sales company for transrapid projects, to 50% in order to strengthen our position in the market for magnetic levitation technology. The remaining 50% of Transrapid International is now held by Thyssen Transrapid System GmbH.

          TS’s current priority is to improve our profitability. After experiencing losses in fiscal 1998, we brought in a new management team and launched a comprehensive restructuring and realignment program called the TS Initiative. As a result, we managed to improve our cost position and returned to modest profitability in fiscal 2000. To build on this successful turnaround and to improve our competitive position as well, in fiscal 2001 we broadened the TS Initiative to include improving sales, promoting innovation and e-business and optimizing our product portfolio. See also Item 5: “Operating and Financial Review and Prospects—Fiscal 2001 compared to fiscal 2000—Segment information analysis—Operations—Transportation”.

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

          Prices in the global market for memory semiconductors, one of Infineon’s most significant product groups, have historically been cyclical in nature, with steep price declines followed by periods of relative price stability, driven by changes in industry capacity at different stages of the business cycle. Demand in this market has increased substantially in recent years, from 13 million megabits in 1995 to 252 million megabits in 2000. At the same time, average selling prices for DRAM products have generally declined. The rate of this decline slowed in fiscal 1999, with prices falling by 21%, and reversed itself in fiscal 2000, with prices rising by 11%, as a result of short-term capacity constraints in the semiconductor industry. In fiscal 2001, however, average selling prices resumed their decline, falling by 55%. Because the decline in average selling prices has outstripped the growth in demand, the value of the global market for memory semiconductors has fallen in recent years, from approximately $41 billion in 1995 to approximately $21 billion in 2000, with further declines expected in 2001. (Source: World Semiconductor Trade Statistics, 2001 and Infineon Technologies AG).

          The substantial price decline in DRAM products in fiscal 2001 has resulted in a substantial reduction of our revenues from this business. In response to the weakening conditions in the memory products market, Infineon has launched management initiatives designed to focus expansion on the non-memory segments of its business, improve manufacturing efficiency, convert to smaller die sizes for existing products, and shift its product mix toward higher density products. To counter higher inventory levels, Infineon has sold certain products at prices below their inventory value. Infineon has also implemented a cost-saving and restructuring program. See Item 5: “Operating and Financial Review and Prospects—Fiscal 2001 compared to fiscal 2000—Segment information analysis—Operations—Infineon.” We cannot predict when prices in the DRAM products market will stabilize, however, or how long the current market cycle will last.

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

          The Equity division participates in nine infrastructure projects as a project developer and equity investor. At September 30, 2001, the equity investment in these projects amounted to approximately 2.9% of the total assets of SFS and 0.3% of the total assets of Siemens Worldwide. In recent years, we have shifted our focus from larger projects to diversifying our portfolio with smaller investments.

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

          Losses on contracts are recorded at the segment to which the contract relates except in case of those contracts the Managing Board decides to manage centrally. This occurs in the rare situations where the Managing Board as chief operating decision maker for the Company directly oversees and makes key strategic operational decisions regarding significant contracts independent of segment management.

          The ICN and ICM losses related to numerous contracts, none of which was individually significant. Examples of significant contracts that have given rise to losses include:

•
In fiscal 2000, losses were suffered on two related long-term construction contracts, originally entered into by PG, for the reconfiguration, expansion, modernization and refurbishment of two oil refineries and the construction of a pipeline in Mexico. These projects were the first of this specific type, complexity and magnitude entered into by our PG group for the oil, gas and petrochemicals industry. Both of these fixed-price projects are extremely large and involve a high degree of technical complexity, including vast worksites, large volumes of technically sophisticated hardware, and an on site work force of several thousand, all in an environment of a running refinery. In these projects, PG was responsible for the process control and electrification elements. As the projects progressed, it became apparent that the cost of certain significant project elements were not adequately anticipated at the time of entering into the contracts. For example, certain technical and logistical issues could only be fully assessed after equipment had been taken off line and disassembled and accordingly the full cost of facility refurbishment required became clear only as work progressed. In addition, various technical design and specification issues arose, and the solutions were often more costly to us than originally expected. Finally, as on-site activities progressed, the project suffered considerable delays due to on-site difficulties encountered, such as environmental and property rights issues and archaeological findings. As a result of all of all the above, both the quantity of materials and labor hours required to ultimately complete the projects will significantly exceed our original expectations. We recognized losses of €450 million in fiscal 2000 to take account of the resulting estimated losses on these contracts. The Managing Board has taken the necessary steps to ensure that both projects are operated under the very close oversight of senior management through completion. The Managing Board also decided to require the PG group to cease offering such process control and electrification projects to the oil, gas and petrochemicals industry. Due to the fact that the Managing Board assumed direct oversight of these projects and required PG to no longer accept such projects, these losses were not included in the results of PG, but were recorded centrally within special items. See Item 5: “Operating and Financial Review and Prospects—Fiscal 2000 compared to fiscal 1999—Business groups—Corporate, eliminations (Operations) and Reconciliation to Financial Statements”. See also discussion of centrally managed contracts below.

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

•
We have experienced significant losses on a fixed-price long-term production and outsourcing contract originally entered into by our SBS group that involves the processing of identity documents and the implementation of a border control system for the government of Argentina. In fiscal 2000, a loss of €68 million was recorded. This loss was the result of unfavorable contract pricing terms agreed to after it became necessary to renegotiate the original contract with the new government of Argentina that came into office in December 1999. Our Managing Board made the strategic decision to accept the new pricing terms in order to gain market entry into this important region. In fiscal 2001, this contract was canceled by government decree and a loss of €258 million was recorded for the write-down of inventories and other assets associated with this project. Due to the fact that the Managing Board assumed the direct oversight of this project, the losses noted above were not included in the results of SBS, but were recorded centrally. See Item 5: “Operating and Financial Review and Prospects—Fiscal 2000 compared to fiscal 1999—Business groups—Corporate, eliminations (Operations) and Reconciliation to Financial Statements” and Item 5: “Operating and Financial Review and Prospects—Fiscal 2001 compared to fiscal 2000—Consolidated Operations of Siemens worldwide—Results of Siemens worldwide—Special items”. See also discussion of centrally managed contracts below.

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

Intellectual Property

          Siemens as a whole has several thousand patents and licenses, and research and development is a priority on a Siemens-wide and business group basis. For a discussion of the main focus of our current research and development efforts of each business group see the individual group discussions in Item 4: “Information about the Company”. However, none of our business groups is dependent on a single patent or license or a group of related patents or licenses.

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

          In fiscal 2001 and 2000, foreign currency translation effects had significant effects on our results due to the weakness of the euro, in which our consolidated financial statements are denominated, compared to other currencies, most notably the U.S. dollar and to a lesser extent the Swiss francs, the British pound and the Japanese yen. All of our business groups are subject to foreign currency translation effects; however, the business groups PG, Med and Osram are particularly affected since they generate a significant portion of their operations through subsidiaries whose results are subject to foreign currency translation effects particularly in the U.S. For significant quantitative effects of currency translation on sales of our business Groups, see —Segment information analysis—Operations, as applicable. For additional information on foreign currency translation see Item 11: “Quantitative and Qualitative Disclosure About Market Risk—Foreign Currency Exposure” and Note 2 to the consolidated financial statements.

          In addition, the effect of divestments and acquisitions on our consolidated revenues and expenses also affects the comparability of our consolidated financial statements for different periods. The divestments and acquisitions that were most significant to us are described below under “—Joint Ventures and Acquisitions, ”See also Note 3 to the consolidated financial statements.

          Our results of operations have been affected by losses that result from cost overruns on significant multi-year fixed-price contracts. For a discussion of the losses from such contracts that were significant to us in fiscal 2001 and 2000, see Item 4: “Information about the Company—Long-Term Contracts and Contract Losses.” A discussion of this and other risk factors that could adversely affect our financial condition and results of operations is contained in Item 3: “Key Information—Risk Factors”.

BASIS OF PRESENTATION

          To help our shareholders follow our growth and progress, our worldwide financial results are prepared in accordance with US GAAP enhanced by a component model presentation that presents the worldwide results for (i) our Operating Groups separately from the results for (ii) the activities of Infineon Technologies AG, (iii) our Financial and Real Estate activities, and (iv) the effects of Eliminations, reclassifications and Corporate Treasury activities.

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

          Our thirteen “Operations” business groups involve manufacturing, industrial and commercial solutions and services related more or less to our origins in the electrical business. We refer to these groups as our “Operations” to distinguish them from our financial services activities. We measure the profitability of our Operations component and of our segments by EBITA. EBITA is the measure used by our Managing Board as the chief operating decision maker for the Company in assessing performance. EBITA is also the basis for calculating Economic Value Added (EVA) for Operations, which in turn is part of the determination of the amount of executive incentive compensation in accordance to our company-wide bonus program. Therefore, we believe that EBITA enhances investor’s understanding of our Operations because we consider it the best measure of our Groups’ operational performance. Other companies that use EBITA may calculate it differently, and their figures may not be comparable to ours.

          EBITA for our Operations component is defined as earnings before financing interest, income taxes, amortization of goodwill and purchased in-process R&D expenses and excludes certain one-time items, (specifically, special items—see “—Fiscal 2001 compared to fiscal 2000—Consolidated Operations—Special items”) which are deemed by the chief operating decision maker, the “Managing Board” to not relate to the business performance of the Operations component. EBITA for segments is defined as earnings before financing interest, certain pension costs, income taxes and amortization of goodwill and purchased in process R&D and excludes certain one time items, which do not relate to the business performance of the Groups. Financing interest is any interest income other than interest income related to receivables from customers, from cash allocated to the segments and interest expense on payables. We believe that it is appropriate to exclude financing interest from EBITA because decision-making regarding financing is typically made either centrally in Corporate Treasury. Similarly, income taxes are excluded from EBITA since tax expense is subject to legal structures which typically do not correspond to the structure of our Operating segments. Goodwill amortization and IPR&D are excluded from EBITA corresponding to the measure of EBITA assets, which are not reduced for either amortization of goodwill or IPR&D expense. As a result, increases or decreases in EBITA reflect only the operational performance of the operations, as defined by the Managing Board, without regard to these effects. For further information on segment EBITA see also Note 29 to the consolidated financial statements.

          In contrast, we assess the profitability of our Financing and Real Estate component by income before income taxes since interest expense and income is an important source of expense and revenue for this component. The profitability of our Infineon component, however, is measured by EBIT as Infineon has determined that EBIT, defined as earnings before interest, taxes and minority interest, is the relevant measure for its chief operating decision maker in assessing performance. Since Infineon is a separately listed company, we integrate its relevant measures into our financial reporting. EBITA assets is the asset measure used to assess the capital intensity of our Operations component and our segments. It represents net capital employed (total assets less tax related assets, less accruals and less non-interest bearing liabilities other than tax related liabilities). EBITA assets are not reduced for amortization of goodwill and in-process research and development as such expenses are added back to calculate EBITA. For further information regarding EBITA assets see Note 29 to the consolidated financial statements.

FISCAL 2001 COMPARED TO FISCAL 2000

CONSOLIDATED OPERATIONS OF SIEMENS WORLDWIDE

Economic environment and market trends

          Despite a weakening economic environment throughout fiscal 2001, many of our Operating Groups delivered strong earnings, others were adversely affected by rapidly deteriorating business conditions. These developments are best understood in terms of the different market cycles in which our Groups operate.

•
A number of Groups operate in fields whose markets are stable over extended periods and are currently benefiting from favorable conditions. This applies particularly to Power Generation (PG), Transportation Systems (TS) and Medical Solutions (Med) which comprise roughly 30 percent of our business. Our market positions and profitability in these fields are continuing to improve. Power Transmission and Distribution (PTD) also belongs in this market cycle.

•
A second set of Groups—which also contribute about 30 percent of our sales—are subject to shorter, general business cycles. Two good examples here are Automation and Drives (A&D) and Osram. Both units have sustained high levels of earnings, effectively demonstrating how a leading business can cope with economic cycles without significant declines in income. Industrial Solutions and Services (I&S), Siemens Building Technologies (SBT) and portions of Siemens Dematic (SD) also belong to this market cycle.

•
Around 40 percent of our sales are generated by Groups dependent on industry-specific cycles currently experiencing deteriorating business conditions. These include primarily Information and Communication Networks (ICN), Information and Communication Mobile (ICM), Siemens Business Services (SBS), Siemens Dematic (SD), Siemens VDO Automotive (SV) and Infineon. Accordingly, these Groups must make appropriate adjustments in the light of these conditions.

Results of Siemens worldwide

          We took aggressive action to address the more difficult market environment by restructuring the capacities of ICN, ICM, SBS and SV, which resulted in total charges with respect to restructuring and asset write-downs of €1.863 billion. These effects contributed to a negative earnings development for Siemens worldwide as a whole compared to the previous fiscal year. In this difficult environment, we initiated successful asset management measures and significantly improved our cash flow.

•
Sales for Siemens worldwide increased 12% compared to fiscal 2000, to €87.000 billion. Excluding Infineon, sales increased 15% to €82.256 billion. Positive currency translation effects contributed one percentage point to this increase.

•
Gross profit decreased by 1.2 percentage points to 26.6% in fiscal 2001. Higher gross margins at PG, TS and Med in fiscal 2001 were offset by charges taken due to deteriorating market conditions at ICN, ICM, SBS and SD, and margin erosion at ICN and ICM. Gross profit in the current fiscal year also includes unusual charges from asset write-downs related to a large outsourcing contract and was negatively affected by the significant decrease in gross profit at Infineon.

•
R&D spending represented 7.8% of sales, compared to 7.5% last year. Marketing, selling and general administrative expenses were 19.1% of sales, compared to 18.3% of sales last year, reflecting in part higher provisions on trade and financing receivables at ICN and ICM a well as increased advertising costs at ICM. Other expenses in fiscal 2001 includes €927 million impairment charges related to ICN and A&D.

•
Siemens worldwide net income of €2.088 billion in fiscal 2001 included gains on sales and dispositions of significant business interests including €4.065 billion, primarily related to the transfer of part of our share in Infineon to our German pension trust. Prior-year earnings of €8.860 billion included €7.826 billion in gains from divestments implemented as part of a portfolio optimization program. Infineon, in which we held a 50.4% economic interest at the end of fiscal 2001, recorded a net loss for the fiscal year of €591 million compared to net income of €1.126 billion in fiscal 2000.

•
Earnings per share were €2.36 in fiscal 2001, compared to €9.97 in the previous year. For all periods presented, earnings per share reflect a stock split, at a ratio of one additional share for every two shares owned, which took effect for trading purposes on April 30, 2001.

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

•	The proposed dividend of €1 per share is comparable on a post-split basis to the prior-year dividend of €0.93 excluding the prior-year bonus dividend.

Special items

	Siemens worldwide		Siemens excluding Infineon
	For the fiscal year ended September 30,
	2001	2000	2001	2000
	(€ in millions)
Gain on irrevocable transfer of Infineon shares into German Pension Trust	3,459
Gain on issuance of Infineon stock	606
Gains on sales of significant business interests		7,826
Impairment of goodwill at ICN and A&D	(927)
Other exceptional gains and charges	(258)	(280)

Subtotal	2,880	7,546
Tax effect of special items	(1,099)	(1,325)
Reduction of income tax expense associated with German tax reform	222

Special items, net of taxes	2,003	6,221

Net income	2,088	8,860	2,351	7,989
Less: Special items (net of taxes)	(2,003)	(6,221)	(2,003)	(6,221)

Net income excluding special items	85	2,639	348	1,768

          Net income excluding special items adjusts reported net income by removing certain one-time items from results in our Operations segments and Financing and Real Estate segments. We believe that adjusting net income in this way provides a more meaningful comparison between the periods under review because it eliminates one-time or non-recurring gains or losses that management does not believe are indicative of the underlying performance of our business. This presentation reflects the assessment of our chief operating decision maker with respect to the performance of our components. However, you should be aware that different one-time or non-recurring items may occur in every period. While management believes that excluding special items in this way assists in understanding the underlying performance of our business in the periods under review, you should assess our performance on the basis of all the information presented in Item 5: “Operating and Financial Review and Prospects”. All figures for Siemens worldwide include the results of Infineon.

          Net income excluding special items for Siemens worldwide was €85 million in fiscal 2001 compared to net income of €2.639 billion in the previous year. For Siemens worldwide, earnings per share excluding special items for the fiscal year 2001 were €0.10, compared to earnings per share of €2.97 for the fiscal year 2000. Excluding Infineon, net income excluding special items for fiscal 2001 decreased to €348 million compared to €1.768 billion in fiscal 2000, principally reflecting reduced earnings from Operations.

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

          The €3.459 billion pre-tax gain on the contribution of the Infineon shares in April 2001 to our German pension trust was a non-cash item recorded based upon the market price of Infineon shares at the date of the transfer. The business purpose of the contribution of the Infineon shares to this pension trust was to shore up an already existing under-funded position in the pension trust which was to increase substantially during the third quarter following our acquisition (which is described below) of Atecs Mannesmann AG (Atecs), a large German automative and automation technology group. As a result of the Atecs acquisition, Siemens assumed Atecs’ unfunded pension obligations. In addition, the transfer represented a further step towards meeting our long-stated goal of disposing of our interest in Infineon over time. While United States pension plans subject to the Employment Retirement Income Security Act of 1974 (ERISA) are restricted in the amount of securities they are permitted to own in the employer or its affiliates to 10% of plan assets, our German pension trust is not subject to such ERISA provisions. At September 30, 2001, Infineon shares represented approximately 13% of the assets of our German pension trust.

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

SEGMENT INFORMATION ANALYSIS

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

          ICN was affected by substantial cut-backs in capital spending by telecom operators for telecommunications and networking products due to financial difficulties in these sectors. In this challenging environment, ICN’s EBITA for the fiscal year was a negative €861 million, including restructuring charges and asset write-downs of €1.059 billion. Excluding these effects, EBITA at ICN was €198 million. EBITA in fiscal 2000 was €686 million, which included €204 million in nonrecurring gains from the sales of investments and real estate. Both fiscal 2000 and fiscal 2001 included approximately €120 million in gains on shares of start-up companies. ICN’s EBITA in fiscal 2001 does not include the impairment of goodwill associated with the Efficient acquisition, as described above in “Special items.”

          In fiscal 2001, ICN implemented its Profitability and Cash Turnaround (PACT) program, which is aimed at cutting costs, consolidating the Group’s worldwide manufacturing infrastructure and optimizing its business portfolio. In connection with its PACT Program, ICN intends to cut approximately 10,000 positions and to reduce its worldwide manufacturing locations by approximately half. The anticipated reduction in employees will be achieved through attrition, early retirement, and voluntary and involuntary terminations. In fiscal 2001, the plan resulted in charges for employee severance of €387 million related to the termination of approximately 4,000 employees employed in various functions, including manufacturing, and administration which is expected to be paid out in fiscal 2002. ICN expects to incur additional charges to complete this plan during approximately the next two fiscal years. Asset write-downs unrelated to the restructuring plan involved accounts receivable, inventories, and venture capital investments. Write-downs of accounts receivable totaled €330 million, partly related to a major U.S. customer, Winstar Communications. Inventory write-offs were €173 million and the Group also wrote down €169 million primarily in venture capital investments.

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

          EBITA margin was a negative 6.7% for ICN as a whole. Excluding the restructuring charges and asset write-downs, EBITA margin was a positive 1.5%. EVA remained negative. Working off its large order backlog, ICN increased sales to €12.882 billion for the full fiscal year, 14% higher than in fiscal 2000. A highlight was the Wireline Networks Division, which delivered a record 31 million EWSD ports during the year. Order growth slowed within the year, but still increased 9% year-over-year to 12.639 billion. Asset write-downs and disposal of certain marketable securities were partially offset by increased goodwill due to the acquisition of Efficient. This together with improved working capital management resulted in a decrease of EBITA assets by €1.156 billion year-over-year, to €3.298 billion at the end of fiscal 2001. Cash flow was also negatively affected by operating losses and the acquisition of Efficient Networks. Cash flow will be negatively affected in future periods due to the provisions for severance recorded in the current year, as noted above.

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

          ICM increased profitability in its infrastructure business and addressed sharply slower market growth in its mobile phone business in fiscal 2001 with a rapid realignment through cost cutting measures in its Mobile Phone Division in the second half of the fiscal year, and initiated plans for the elimination of approximately 2,000 positions in its Mobile Networks Division expected in fiscal 2002. EBITA of negative €307 million includes asset write-downs of €441 million, which were largely confined to the Mobile Phones Division in the third quarter. Excluding the write-downs, EBITA was a positive €134 million compared to €718 million a year earlier. The largest item within the €441 million was an inventory write-off of €213 million due to significantly reduced market prices for handsets. Other asset write-downs totaled €228 million, including a €69 million write-down of ICM’s investment in the German mobile commerce software company, Brokat AG and a €71 million write-down incurred in connection with the closing of ICM’s U.S. Opuswave operation.

          The Mobile Networks Division strongly increased its EBITA contribution to €435 million for the year, and increased sales by 52% despite a slowing market. The Mobile Phones Division had EBITA of negative €540 million approximately half of which relates to asset write-down charges compared to positive EBITA of €632 million a year earlier. The Division sold more than 28.7 million units compared to 23.9 million units in the previous fiscal year. Rigorous cost-cutting initiated in the third quarter helped the Division reduce its loss to €22 million in the fourth quarter. ICM’s Fujitsu Siemens joint venture contributed a modest profit and thus reversed its loss in fiscal 2000. Sales for ICM in the fiscal year grew 27%, to €11.299 billion. Orders of €11.866 billion were 14% higher than fiscal 2000. EBITA assets decreased from €2.876 billion to €2.623 billion, despite significant sales growth principally due to successful asset management initiatives which led to a reduction in working capital. Due to negative earnings, however, EVA was negative for the year. Negative EBITA contributed to a decrease in cash flow during the year. Cash flow will be negatively affected in future periods due to the planned headcount reduction activities noted above and due to commitments to extend customer financing. For additional information on customer financing see “—Customer Financing”.

Siemens Business Services (SBS)

		Year ended September 30,
SBS Performance Data:	Change	2001	2000
	(€ in millions)
EBITA	—	(259)	70
EBITA Margin	—	(4.3%)	1.2%
Total Sales	2.6%	6,034	5,882
New Orders	7.6%	6,303	5,857

		At September 30,
		2001	2000
EBITA assets	(62.9%)	518	1,396

          EBITA at SBS was a negative €259 million including fourth-quarter charges for severance and asset write-downs totaling €242 million. Excluding these effects, EBITA was a negative €17 million compared to a positive €70 million a year earlier. In response to difficult conditions in the IT services market and in the e-business arena in particular, SBS is concentrating on improving its profitability through cost-cutting measures, including personnel reductions. Charges totaling €196 million in employee severance costs arose from the elimination of 2,200 positions primarily in Europe, as part of a program to address deteriorating economic conditions in the region. The Group expects to pay out substantially all of this charge in fiscal 2002. Asset write-downs of €46 million related to accounts receivable and venture capital investments. Fiscal 2001 EBITA includes loss provisions relating to two significant business process outsourcing contracts totaling €192 million. See “Item 4: Information about the Company—Long-Term Contracts and Contract Losses”. Results in fiscal 2001 and 2000 include gains on investments of €44 million and €54 million, respectively. Results at SBS in fiscal 2001 do not include a write-off of assets related to a contract in Argentina as described in “—Fiscal 2001 compared to fiscal 2000—Consolidated Operations—Results of Siemens worldwide—Special items” above. As discussed in “—Fiscal 2001 compared to fiscal 2000—Segment information analysis—Corporate, eliminations (Operations) and Reconciliation to Financial Statements” below, results in fiscal 2000 do not include losses related to the canceled contract in Argentina.

          EBITA margin at SBS was a negative 4.3%. Excluding the severance charges and asset write-downs noted above, EBITA margin was a negative 0.3%. As a result, EVA was negative. Sales for the fiscal year edged up 3%, to €6.034 billion, while new orders rose more quickly, to €6.303 billion. Asset write-downs and contract loss provisions, together with effective working capital management, resulted in a decline in EBITA assets from €1.396 billion at the end of fiscal 2000 to €518 million at the close of fiscal 2001. The personnel reductions noted above will negatively affect cash flow in future periods.

Automation and Control

Automation and Drives (A&D)

		Year ended September 30,
A&D Performance Data:	Change	2001	2000
		(€ in millions)
EBITA	13.4%	981	865
EBITA Margin	—	11.0%	10.9%
Total Sales	12.6%	8,947	7,943
New Orders	11.0%	9,065	8,163

		At September 30,
		2001	2000
EBITA assets	0.8%	2,653	2,632

          A&D delivered strong double-digit growth in earnings, sales, and orders, based on excellent performance by the Group’s three largest divisions: Industrial Automation Systems, Low Voltage Controls and Distribution, and Motion Control Systems. EBITA increased to €981 million, €116 million higher than in fiscal 2000, and EBITA margin reached 11%. Acquisitions and higher business volume in existing businesses pushed EBITA assets up slightly, but the faster growth in earnings enabled A&D to further increase its positive EVA. The Group’s results do not include impairment of goodwill associated with the acquisition of Milltronics, discussed above in “—Fiscal 2001 compared to fiscal 2000—Consolidated Operations—Results of Siemens worldwide—Special items.” In fiscal 2001, sales rose 13% to €8.947 billion and orders climbed 11% to €9.065 billion, compared to €7.943 billion and €8.163 billion in fiscal 2000. Slowing market demand began having an effect in the fourth quarter, as new orders slid 5% compared to the comparable quarter of fiscal 2000.

Industrial Solutions & Services (I&S)

		Year ended September 30,
I&S Performance Data:	Change	2001	2000
		(€ in millions)
EBITA	(12.6%)	97	111
EBITA Margin	—	2.1%	2.6%
Total Sales	8.0%	4,563	4,226
New Orders	10.9%	4,881	4,401

		At September 30,
		2001	2000
EBITA assets	31.5%	493	375

          EBITA at I&S fell to €97 million from €111 million in fiscal 2001. EBITA margin declined slightly to 2.1%. Although the Group posted an 8% increase in sales to €4.563 billion from €4.226 billion a year earlier, primarily in the Industrial Service Division, significantly lower margins in its petrochemical business and its industrial services business contributed to a lower EBITA than in the prior year. Mid-year weakness in the Group’s project-related divisions also contributed to the decreasing profitability. Orders rose 11% to €4.881 billion from €4.401 billion. EBITA assets increased by €118 million, due to higher receivable and contract inventories, to €493 million. Coupled with reduced earnings, this resulted in a lower EVA.

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

          SBT recorded EBITA of €132 million, compared to €297 million in fiscal 2000. EBITA margin fell to 2.4%, and the Group’s EVA turned negative. Margin erosion and certain one-time charges primarily at the Fire and Safety Division in the United States, together with costs associated with the closure of certain facilities and related headcount reduction at the Building Automation and Fire and Safety Divisions, combined to reduce the Group’s profitability. The prior year benefited from a gain of €22 million from asset disposals. Acquisitions in Europe, the United States, and Brazil helped increase sales and orders by 12% and 10%, respectively, to €5.518 billion and €5.549 billion. However, SBT’s EBITA assets remained flat at €2.276 billion.

Power

Power Generation (PG)

		Year ended September 30,
PG Performance Data:	Change	2001	2000
		(€ in millions)
EBITA	—	634	66
EBITA Margin	—	7.4%	0.9%
Total Sales	10.4%	8,563	7,757
New Orders	29.9%	12,219	9,409

		At September 30,
		2001	2000
EBITA assets	—	(1,003)	178

          EBITA at PG surged from €66 million in fiscal 2000 to €634 million in fiscal 2001. EBITA margin rose 6.5 points, to 7.4%, and the Group’s positive EVA increased substantially. The Fossil Power Generation Division drove the Group’s profitability, primarily on strong demand for its gas turbines in the United States. Sales grew 10% to €8.563 billion and orders jumped 30% to €12.219 billion, reflecting the strong demand for gas turbines in the United States. In the second quarter, the Group’s nuclear power business was contributed to a joint venture with Framatome in exchange for a 34% interest in the venture. This interest is accounted for using the equity method. In the third quarter, PG acquired Demag Delaval as part of the Atecs acquisition. On a comparable basis, sales grew 24% compared to fiscal 2000, including a positive currency translation effect of 4%, and orders grew 40%. The Group’s order backlog reached €26 billion at year-end including €11 billion of reservations. Higher customer prepayments enabled the Group to reduce its EBITA assets to a negative €1.003 billion, compared to a positive €178 million at the end of fiscal 2000. The higher prepayments primarily related to the gas turbine business in the U.S. resulting from the increased orders discussed above and higher profitability positively impacted cash flow.

Power Transmission and Distribution (PTD)

		Year ended September 30,
PTD Performance Data:	Change	2001	2000
		(€ in millions)
EBITA	113.3%	96	45
EBITA Margin	—	2.4%	1.4%
Total Sales	28.6%	4,053	3,151
New Orders	9.0%	3,887	3,566

		At September 30,
		2001	2000
EBITA assets	28.1%	1,004	784

          PTD improved its EBITA to €96 million, including restructuring charges and capacity adjustments of €31 million. Excluding these effects, EBITA was €127 million compared to €45 million a year earlier. EBITA margin was 2.4%, and EVA moved closer to positive territory. Excluding the restructuring charges and capacity adjustments, EBITA margin was 3.1%. The High Voltage Division drove the Group’s earnings improvement. The €31 million in charges were split between the Medium Voltage Division and Metering Division. Major projects helped push sales up 29%, to €4.053 billion for the fiscal year, while customers’ postponement of major projects in the Energy Management Division held order growth to 9%, or €3.887 billion. EBITA assets increased 28%, to €1.004 billion, due in part to acquisitions and lower advances received from customers with a corresponding negative effect on cash flow.

Transportation

Transportation Systems (TS)

		Year ended September 30,
TS Performance Data:	Change	2001	2000
		(€ in millions)
EBITA	148.0%	186	75
EBITA Margin	—	4.6%	2.0%
Total Sales	8.4%	4,021	3,710
New Orders	51.7%	5,647	3,722

		At September 30,
		2001	2000
EBITA assets	171.8%	(916)	(337)

          TS more than doubled its earnings compared to the previous year, with EBITA of €186 million. EBITA margin also more than doubled, from 2.0% to 4.6%, improving the Group’s already positive EVA. Effective implementation of a Group-wide productivity initiative enabled TS to achieve its strong earnings performance on comparatively modest sales growth of 8%, to €4.021 billion compared to €3.710 billion a year earlier. The Group also excelled in winning new business, with orders growing 52% to €5.647 billion. New orders during the year included 1,200 new passenger railcars and related maintenance in the United Kingdom, and a super-high-speed train for the city of Shanghai. These and other successful bids pushed the Group’s order backlog toward €11 billion at the end of the fiscal year. TS further reduced its already negative EBITA assets to a negative €916 million through ongoing asset management programs and higher customer prepayments, which positively impacted cash flow.

Siemens VDO Automotive (SV)

		Year ended September 30,
SV Performance Data:	Change	2001	2000
		(€ in millions)
EBITA	—	(261)	89
EBITA Margin	—	(4.6%)	2.3%
Total Sales	48.8%	5,702	3,833
New Orders	48.5%	5,702	3,839

		At September 30,
		2001	2000
EBITA assets	—	3,691	937

          SV is the new name of Siemens automotive businesses, which merged with the VDO automotive operations of Atecs in the third quarter. SV recorded an EBITA of negative €261 million including €90 million in asset write-downs split between losses on the divestment of the Group’s wiring harness business and write-downs of investments. EBITA excluding these charges was a negative €171 million compared to a positive €89 million a year earlier due to pricing pressures, and continued significant development costs for innovative new technologies including advanced diesel injection systems as well as communications and multimedia systems. Margins at SV have come under increasing pressure as electronic component prices and allocation costs have risen, largely as a result of the falling value of the euro in relation to the currencies of many countries in which SV buys components. Sales and orders rose 49%, to €5.702 billion, compared to fiscal 2000, primarily due to the merger. The VDO Automotive businesses contributed €1.686 billion to both sales and orders for the year, while sales and orders grew slowly for the former Siemens Automotive businesses. Positive effects of the acquisition on volume were partially offset by weakened demand in fiscal 2001 in the automobile industry particularly in North America. However, demand in Germany remained stable, due to a strong export business. EBITA assets, which include goodwill from the VDO acquisition, jumped to €3.691 billion from €937 million at the end of fiscal 2000, pushing EVA further into negative territory.

Medical

Medical Solutions (Med)

		Year ended September 30,
Med. Performance Data:	Change	2001	2000
		(€ in millions)
EBITA	74.5%	808	463
EBITA Margin	—	11.2%	9.4%
Total Sales	46.6%	7,219	4,924
New Orders	60.7%	8,444	5,253

		At September 30,
		2001	2000
EBITA assets	23.9%	4,099	3,308

          Med turned in excellent performance, achieving record levels in earnings, sales, and orders due in large part to successful integration of Acuson, acquired in fiscal 2001, and Shared Medical Systems Corp. (SMS), acquired in late fiscal 2000. EBITA of €808 million was 75% higher than in fiscal 2000. EBITA margin increased to 11.2%. Imaging systems remained the primary engine of Med’s profitable growth. Sales increased by 47% to €7.219 billion, and orders grew 61% to €8.444 billion. Currency translation effects contributed five percentage points of sales growth. The acquisition of Acuson was the main factor in the Group’s higher EBITA assets, which stood at €4.099 billion at the end of the fiscal year. The effect of acquisitions on EBITA assets resulted in a lower EVA than the prior year. The acquistion of Acuson also negatively affected cash flow.

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

          In fiscal 2000, other corporate items included the following: higher charges related to currency effects and the treatment of derivative contracts not qualifying for hedge accounting of €212 million, losses on asset dispositions totaling €210 million, €178 million in employee severance and contract termination costs and €68 million related to the centrally managed outsourcing contract in Argentina originally entered into by SBS. The €178 million in employee severance and contract termination costs relate to the Groups primarily as follows: PG €60 million, SBT €46 million, SBS €35 million and TS €10 million. Fiscal 2000 also included €692 million in income from marketable securities classified as trading.

          EBITA assets in the prior year included an initial deposit of €2.1 billion related to the Atecs acquisition, which closed in fiscal 2001. As a result of the closing, the assets of the acquired and consolidated Atecs activities were assigned to their respective Operating Groups (SD, SV and PG) in fiscal 2001. EBITA assets were reduced in fiscal 2001 by the recognition of a minimum pension liability of €2.7 billion, offset in part by assets from the Atecs acquisition that are classified as held for sale.

          Reconciliation to Financial Statements.    Other interest expense increased in fiscal 2001 as a result of higher borrowings to fund Operations. Goodwill amortization and IPR&D expenses increased as a result of acquisitions in fiscal 2000 and 2001, primarily Atecs and SMS. Gains on sales and dispositions of significant business interests and other special items are discussed under “—Fiscal 2001 compared to fiscal 2000—Consolidated Operations—Results of Siemens worldwide—Special items.”

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

          Sales for the fiscal year decreased 22% to €5.671 billion from €7.283 billion in the prior year as a result of a sharp decline in the overall semiconductor market, particularly affecting market conditions for memory and mobile communication products. Net capital employed increased to €6.471 billion from €5.709 billion primarily due to increased capital expenditures. These increased expenditures, together with decreased profitability, negatively impacted cash flow in the current year.

Financing and Real Estate

Siemens Financial Services (SFS)

		Year ended September 30,
SFS Performance Data:	Change	2001	2000
		(€ in millions)
Income before income taxes	102.6%	158	78
Total Sales	35.9%	481	354

		At September 30,
		2001	2000
Total assets	9.7%	9,363	8,532

           SFS increased its income before income taxes €80 million year-over-year, to €158 million. Gains on the sale of equity stakes held by Siemens Project Ventures in India and USA contributed €45 million of the increase. These gains helped further improve the Group’s positive EVA. Higher interest income from the factoring of receivables and the Group’s growing leasing business was offset by higher loan provisions and increased administrative expense, resulting in part from the acquisition of Schroder Leasing Ltd. in the prior year. Sales climbed to €481 million, 36% higher than in fiscal 2000. Sales primarily represent lease revenues from operating leases, and do not reflect the bulk of the Group’s business in capital leases and other financing activities. Total assets increased to €9.363 billion, 10% higher than at the end of fiscal 2000, due to increased receivables in the leasing business of the Equipment Sales Financing Division. Cash flow in the current year included proceeds from the sale of accounts receivable, while cash flow in the prior year included no such corresponding sales.

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

COMPONENT INFORMATION—STATEMENTS OF INCOME

          The following discussion adheres to our component model of reporting and includes an analysis of the income statement organized by component: Operations, Financing and Real Estate, and Eliminations, reclassifications and Corporate Treasury followed by a summary of Siemens worldwide.

Operations

          The following table presents selected income statement information for the Operations component:

	Year ended September 30,
	2001	2000
	(€ in millions)
Net sales	82,427	71,603

Gross profit on sales	22,235	19,657
as percentage of sales	27.0%	27.5%
Research and development expenses	(5,427)	(4,619)
as percentage of sales	(6.6% )	(6.5%)
Marketing, selling and general administrative expenses	(15,559)	(13,333)
as percentage of sales	(18.9% )	(18.6%)
Other operating income (expense), net	(118)	(13)
Income from investments in other companies, net	(24)	310
Income from financial assets and marketable securities, net	263	832
Interest income (expense) of Operations, net	(41)	(35)

EBITA	1,329	2,799
as percentage of sales	1.6%	3.9%
Other interest (expense) income, net	(304)	(220)
Goodwill amortization and purchased in-process R&D expenses of Operations	(665)	(253)
Gains on sales and dispositions of significant business interests (therein gain on
issuance of subsidiary and associated company stock €617 and €534, respectively)	4,065	7,826
Other special items	(1,185)	(280)

Income (loss) before income taxes	3,240	9,872

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

          EBITA from Operations in fiscal 2001 decreased to €1.329 billion from €2.799 billion in fiscal 2000 reflecting the factors noted above. As a result, EBITA margin decreased to 1.6% compared to 3.9% in fiscal 2000.

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

          Gains on sales and dispositions of significant business interests include the gain resulting from the irrevocable transfer of Infineon shares into our domestic pension trust, as well as a gain from an additional capital offering by Infineon as described below in “—Fiscal 2001 compared to fiscal 2000—Component information—Consolidated Statement of Income—Siemens worldwide.” Other special items include goodwill impairments related to Efficient and Milltronics, and the write-down of inventories and assets associated with the contract cancellation in Argentina discussed above in “—Special items.”

Infineon

          The following table presents selected income statement information for the Infineon component:

	Year ended September 30,
	2001	2000
	(€ in millions)
Net sales	5,671	7,283

Gross profit on sales	650	3,172
as percentage of sales	11.5%	43.6%
Research and development expenses	(1,189)	(1,025)
as percentage of sales	(21.0%)	(14.1%)
Marketing, selling and general administrative expenses	(786)	(670)
as percentage of sales	(13.9%)	(9.2%)
Other operating income (expense), net	200	2
Income from investments in other companies, net	36	154
Income from financial assets and marketable securities, net	65	37

EBIT	(1,024)	1,670
as percentage of sales	(18.1%)	22.9%
Other interest (expense) income, net	(1)	74

Income (loss) before income taxes	(1,025)	1,744

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

Financing and Real Estate

          The following table presents selected income statement information for the Financing and Real Estate component:

	Year ended September 30,
	2001	2000
	(€ in millions)
Net sales	2,016	1,774

Gross profit on sales	435	226
Marketing, selling and general administrative expenses	(297)	(201)
Other operating income (expense), net	143	245
Income from investments in other companies, net	37	10
Income from financial assets and marketable securities, net	(15)	(4)
Other interest income (expense), net	68	3

Income before income taxes	371	279

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

Siemens worldwide (Including Infineon)

          In connection with our component model of reporting, below is a discussion of the Consolidated Statements of Income for Siemens worldwide. Additional details relating to the other components of Siemens worldwide: Operations, Infineon, Financing and Real Estate and Eliminations, reclassifications and Corporate Treasury are discussed above.

           The following table presents selected information for Siemens worldwide:

	Year ended September 30,
	2001	2000
	(€ in millions)
New Orders	92,528	83,426
Sales	87,000	77,484

Gross profit on sales	23,105	21,535
as percentage of sales	26.6%	27.8%
Research and development expenses	(6,782)	(5,848)
as percentage of sales	(7.8%)	(7.5%)
Marketing, selling and general administrative expenses	(16,640)	(14,173)
as percentage of sales	(19.1%)	(18.3%)
Other operating income (expense), net	(1,476)	(277)
Income from investments in other companies, net	49	299
Income from financial assets and marketable securities, net	173	2,732
Interest income (expense) of Operations, net	(32)	(35)
Other interest (expense) income, net	43	180
Gains on sales and dispositions of significant business interests	4,238	7,826

Income before income taxes	2,678	12,239
Income taxes	(781)	(3,017)
Minority interest	191	(362)

Net income	2,088	8,860

          New orders in fiscal 2001 rose to €92.528 billion, 11% or €9.102 billion higher than in fiscal 2000. Orders in Germany increased 5% to €18.921 billion from €18.043 billion in fiscal 2000. International orders rose faster, from €65.383 billion a year ago to €73.607 billion in fiscal 2001, an increase of 13%. Sales for the fiscal year climbed 12% to €87.000 billion. Sales in Germany increased by 1% to €19.144 billion, while international sales rose 16% to €67.856 billion. International business now accounts for almost 80% of Siemens’ total volume. Orders in the U.S. for the year climbed 28% to €24.751 billion and sales rose 24% to €21.103 billion. In Asia-Pacific, orders decreased 4% to €10.933 billion and sales increased 11% to €11.081 billion. China continued to account for the largest share of sales in the region, contributing €3.916 billion. In Europe outside Germany, orders rose 7% and sales increased 9%. For more detailed information on geographic sales for our business groups see Item 4: “Information about the Company”.

          Gross profit decreased by 1.2 percentage points to 26.6% in fiscal 2001. Higher gross margins at PG, TS and Med were more than offset by restructuring charges and asset write-downs including severance charges and inventory write-downs as well as by contract loss accruals primarily at ICN, ICM, SBS and SD, and margin erosion at ICN and ICM. Gross profit in fiscal 2001 also includes the effect from the write-down of €258 million of inventories and other assets in connection with a long-term, production and outsourcing contract for a border control system in Argentina which is under the direct oversight of the Managing Board. In addition, gross profit for Siemens worldwide was negatively affected by the significant decrease in gross profit at Infineon.

          Research and development expense was €6.782 billion in fiscal 2001 compared to €5.848 billion in the prior year period. R&D spending represented 7.8% of sales, compared to 7.5% last year. Included in R&D expenses are IPR&D charges of €126 million related to Operations and €69 million from Infineon-related transactions in fiscal 2001. IPR&D in Operations in the prior fiscal year was €139 million, and an additional €26 million related to Infineon.

          Marketing, selling and general administrative expenses were €16.640 billion compared to €14.173 billion in fiscal 2000. This figure represents 19.1% of sales, compared to 18.3% of sales last year. The majority of the increase was contributed in Operations by ICN and ICM, reflecting higher provisions on trade and financing receivables, including those related to Winstar Communications, as well as increased advertising costs at ICM.

           Other operating income (expense), net was a negative €1.476 billion compared to a negative €277 million in fiscal 2000. The increase in fiscal 2001 is primarily due to €927 million in impairment charges related to ICN and A&D, (see the discussion in “—Fiscal 2001 compared to fiscal 2000—Consolidated Operations—Results of Siemens worldwide—Special items” above ). Goodwill amortization of Operations in fiscal 2001 includes additional amortization relating to Acuson, acquired in November 2000, and Atecs and Efficient, acquired in April 2001.

          Income from investments in other companies was €49 million, compared to €299 million last year, due primarily to a €209 million loss on the sale of centrally managed investments in Operations in fiscal 2001. In contrast, fiscal 2000 includes €161 million in gains on the sale of venture capital related investments at ICN. Infineon’s other operating income increased to €200 million in fiscal 2001 from €2 million in fiscal 2000, reflecting a gain on the disposition of Infineon’s image and video and infrared components businesses.

          Income from financial assets and marketable securities in fiscal 2001 was €173 million compared to €2.732 billion last year. The prior year included exceptional gains from certain marketable securities, (see the discussion in “—Special items—Fiscal 2001 compared to fiscal 2000” above). In fiscal 2001, €426 million in gains on sales of available-for-sale securities were offset by €217 million of write-downs of marketable securities. Income from financial assets and marketable securities in fiscal 2000 of Operations includes €692 million in income on marketable securities classified as trading and €174 million of gains on sales of available for sale securities.

          Other interest (expense) income, net was a positive €43 million compared to €180 million in fiscal 2000, which included higher interest income from Corporate Treasury. The current year included higher interest expense on debt relating to our acquisition of Atecs.

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

EVA PERFORMANCE

          During fiscal 2001, Siemens continued its enterprise-wide focus on economic value added (EVA). We tie a significant portion of our executive incentive compensation to achieving EVA targets.

          EVA is a financial performance measurement that defines the value created or destroyed by a business by comparing a measure of profitability of the business against the cost of capital used to run the business. We use this measure of performance in addition to EBITA because EBITA focuses on pure operating results without taking into consideration the cost of capital employed in the business. As discussed more fully below, EVA includes such a measure and therefore complements EBITA. The EVA calculation for each Group is as follows: Management first makes an assessment of the risk adjusted cost of capital for the Group. This amount is multiplied by a measure of capital employed (i.e. EBITA assets for Operations) for the Group. This result is then subtracted from net operating profit after taxes to arrive at EVA. A positive EVA means that a business has earned more than its cost of capital, and is therefore defined as value-creating. A negative EVA means that a business is earning less than its cost of capital and is therefore defined as value-destroying.

          Because the three major components of Siemens—Operations, Infineon and Financing and Real Estate—are fundamentally different from each other, we adjust our calculations of EVA accordingly. In the case of our business groups within Operations, and for Infineon, we use EBITA, (EBIT for Infineon) as the basis and apply a flat tax charge of 35% for calculating net operating profit. We calculate the percentage cost of capital for each business Group by taking the weighted average of the after-tax cost of debt and equity of Siemens and apply an adjustment factor, which takes into account the specific risks associated with the particular business. In fiscal 2001, management’s determination of the cost of capital for the business Groups within Operations ranged from 8-10%, 8-11% including Infineon. This percentage is applied against average EBITA assets (net capital employed for Infineon), in order to determine capital cost. In the case of Financing and Real Estate, we take income before taxes and apply also a flat tax rate of 35% to arrive at income after taxes. From this result we deduct the cost of capital which is calculated by multiplying the percentage cost of capital as determined by management by the risk-adjusted equity allocated to the Financing and Real Estate component. Other organizations that use EVA as a measure of financial performance may define and calculate EVA differently.

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

(1)
The term “net operating assets” is generally the same as EBITA assets for Operations except for the effects of financial adjustments (primarily the capitalization of operating lease commitments and credit guarantees) and the fact that full-year net operating assets are calculated as the average total of four fiscal quarters with a time lag of one quarter.

(2)	Includes EVA for eliminations, reclassifications and Corporate Treasury.

FISCAL 2000 COMPARED TO FISCAL 1999

CONSOLIDATED OPERATIONS

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

•
Our gross margin on sales improved by 5.7% from 26.3% to 27.8% or €21.535 billion. Research and development expenses increased 11.2% and remained clearly above seven percent of net sales. Marketing and selling expenses increased 10.1% to €10.840 billion, while declining as a percentage of net sales from 14.5% in fiscal 1999 to 14.0% in fiscal 2000. Our fiscal 2000 income before income taxes for the period includes a number of one-time effects of €7.826 billion from the gains on the sales of significant business interests net of related costs. Such gains include the initial public offering of Infineon Technologies AG.

•	Total net cash provided by operating activities for fiscal 2000 was €5.896 billion.

Portfolio Optimization Program

          We determined to divest businesses that no longer fit within our overall portfolio. The divestitures described below are part of our focus on portfolio optimization. We intend to retain and build only those activities that have a chance of gaining leading competitive positions in their respective markets. For businesses that cannot achieve this aim through their own efforts, we will strengthen them through joint ventures and acquisitions. We completed the following transactions in fiscal 2000:

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

          ICN’s EBIT increased by €74 million to €573 million and EBIT margin (EBIT as a percent of total sales) remained stable. EBIT was positively affected in fiscal 2000 by investments where we realized gains of €120 million on sales of shares in start-up companies, €161 million in gains on the sale of investments and by a €43 million gain on real estate. This is partially offset by an increase in provisions for accrued contract losses. Gross profit margins declined slightly reflecting principally the effects of higher component prices that affected our industry generally as well as price pressures that affected our EWSD product line in our Wireline Networks division. As in fiscal 1999, the group’s strongest earnings contribution came from the continued robust performance of our Wireline Networks and Enterprise Networks divisions. ICN also enjoyed substantial growth of revenue and earnings from the Optical Networks division, driven by our expansion into the United States in fiscal 2000. As in fiscal 1999, EBIT continued to be negatively affected by significant start-up losses and goodwill amortization in our Unisphere division, principally in our U.S. operation, Unisphere Networks, Inc., where losses approximated €350 million in fiscal 2000 compared to €160 million for the six months of fiscal 1999 in which Unisphere Networks Inc. was consolidated. The Unisphere losses do not include a write off of Argon goodwill in fiscal 2000 and a write off of in-process research and development costs in fiscal 1999 described below in “—Fiscal 2000 compared to fiscal 1999—Corporate, eliminations (Operations) and Reconciliation to Financial Statements”. ICN’s EBIT was also negatively affected by continuing losses in the Information and Broadband division reflecting the continued underperformance of the ATM-business. We have disbanded this division in fiscal 2001 and reorganized the ongoing businesses as part of various other ICN and ICM divisions, including a new ICN division called Access Solutions.

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

          Corporate, eliminations (Operations).    EBIT for Corporate, eliminations for fiscal 2000 was a negative €1.282 billion. EBIT in fiscal 1999 for Corporate, eliminations was a negative €581 million.

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

          In fiscal 2000, other corporate items totaled a negative €445 million compared to a positive €251 million in fiscal 1999. The total for fiscal 2000 included the following: higher charges related to currency effects and the treatment of derivative contracts not qualifying for hedge accounting of €212 million, losses on asset dispositions totaling €210 million, €178 million in employee severance and contract termination costs related to a portfolio optimization program started in 1998. For detailed information on the portfolio optimization program see Item 4: “Information about the Company—Overview—History and Strategy”. The €178 million in employee severance and contract termination costs relate to the Groups primarily as follows: PG €60 million, SBT €46 million, SBS €35 million and TS €10 million. A loss of €68 million, was recorded on a fixed-price long-term production and outsourcing contract originally entered into by our SBS group which involves the processing of identity documents and the implementation of a border control system for the government of Argentina. This is discussed more fully under Item 4: “Information about the Company—Long-Term Contracts and Contract Losses”. Fiscal 2000 also included €692 million in income from marketable securities classified as trading.

          For the year ended September 30, 1999, other corporate items included the gain on sale of an interest in a telecommunication company of €223 million and gains related to the sale of centrally managed investments and real estate of €115 million and €108 million, respectively. Also included in other corporate items in fiscal 1999 were €118 million costs for employee severance and contract termination. These costs relate to the following business groups as follows: at ICN, €47 million; at ICM, €18 million; at SBS, €6 million; at SBT, €4 million; and at PG, €38 million. In addition, other corporate items included €1.124 billion income from marketable securities classified as trading and IPR&D expenses of €198 million.

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

CONSOLIDATED STATEMENTS OF INCOME

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

          Net cash provided by the operating activities of the Operations component for fiscal 2001 totaled €5.885 billion compared to €4.555 billion for fiscal 2000. Significant improvements in asset management, particularly management of receivables and other working capital elements especially in the fourth quarter, increased cash flow despite the decrease in net income, particularly at ICN, ICM and SBS. Some of this decrease is related to restructuring activities initiated at these Groups during fiscal 2001 that will continue to negatively impact cash flow from operating activities over approximately the next two years. Net income in both years includes gains on sales and dispositions of significant business interests, described above. These gains, along with the proceeds of the sales, are eliminated from net cash provided by operating activities and included in net cash provided by investing activities. The increase in depreciation and amortization reflects primarily the goodwill impairments described above. The prior year includes adjustments for non-cash gains on trading securities. The increase in inventories was significantly lower than in the prior year, while accounts receivable decreased more than in fiscal 2000 and accounts payable increased. In addition, other current liabilities increased significantly as a result of higher billings in excess of costs and related advances, particularly at PG and TS.

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

          Net cash used in investing activities in Financing and Real Estate was €870 million compared to €2.367 billion in the prior year, reflecting reduced incremental sales of receivables to SFS by Operations. Net proceeds from the sale of trade receivables of €866 million includes the sale of approximately €750 million in accounts receivable via the issuance of asset-backed commercial paper in a market standard transaction to third party financial market participants under our SieFunds program (discussed below under “—Asset securitization and sales of receivables”). This transaction further enhances SFS’s ability to manage its overall funding position. These sales of receivables were largely offset by an increase of €619 million in third party financing receivables at SFS. For Siemens worldwide, proceeds from the sale of trade receivables are reclassified from investing activities to operating activities. Proceeds generated from the sale of accounts receivable to SFS by our Operating Groups are eliminated for Siemens worldwide under (increase) decrease in accounts receivable.

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

CAPITAL RESOURCES AND CAPITAL REQUIREMENTS

          Siemens’ overall financing policy reflects its commitment to a strong financial profile. Capital resources at September 30, 2001 included €7.8 billion in cash and cash equivalents, and €791 million in available-for-sale marketable securities, (primarily our interest in Epcos AG). In addition, Siemens has established SieFunds to securitize accounts receivable. (See additional details regarding SieFunds below “—Asset securitization and sales of receivables”. Furthermore, we maintain a range of funding sources and high-volume committed lines of credit (which we refer to as backstop facilities) with a number of banks, which operate on an international basis. For example, we have available commercial paper programs of U.S.$1.6 billion and €1.5 billion in the U.S. dollar and euro markets, respectively, as well as a medium-term note program of €3.5 billion in Europe. At the close of fiscal 2001, the amount outstanding under the commercial paper and medium-term note programs totaled approximately €2.0 billion. The backstop facilities at our disposal include U.S.$2.0 billion provided by a syndicate of international banks and an aggregate of €1.4 billion provided by three domestic banks.

          Siemens constantly monitors funding options available in the capital markets as well as trends in the availability and cost of such funding, with a view to ensuring an appropriate overall funding situation. In June 2001, we issued bonds with a total volume of €4 billion. These bonds were issued in two tranches of €2 billion each, with a 5-year and 10-year maturity, respectively. The annual coupon for the five-year tranche is 5%, and for the ten year tranche, 5.75%. The five-year tranche matures on July 4, 2006 and the ten-year tranche matures on July 4, 2011. Approximately €2 billion of the borrowed funds were used to repay commercial paper and approximately €200 million was used to refinance outstanding debt due in the current year. The remainder of the proceeds resulted in an increase in liquidity levels to cover future refinancing needs.

          Our Financing and Real Estate businesses are also key contributors to our financial management activities. In fiscal 2001, SFS successfully established structures that allow Siemens to raise funding either by issuing asset-backed securities via the multi-seller, multi-currency SieFunds conduit sponsored by SFS, or alternatively by selling receivable portfolios to banks or other financial market participants. Siemens provides liquidity lines for SieFunds. Liquidity lines are provided for internal and external transactions. In external transactions, liquidity is generally syndicated up to a certain percentage. See additional details regarding SieFunds below —Asset securitization and sales of receivables.

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

          Capital requirements include normal debt service, regular capital spending and cash requirements. Other commercial commitments, including primarily guarantees, are contingent upon the occurrence of specific events. We plan capital expenditures for the coming fiscal year to approximate current depreciation expense for fiscal 2001. This amount does not include Infineon and will be financed by operating cash flows.

          Guarantees are principally represented by performance bonds, guarantees of advances received related to long-term contracts and those issued in connection with long-term vendor financing arrangements (see also Customer Financing below). The €4.595 billion total on September 30, 2001 includes approximately €0.7 billion in customer financing guarantees. In the event that it is probable that Siemens will be required to satisfy these guarantees, provisions are established if necessary. Most of the guarantees have fixed or scheduled expiration dates, and in actual practice such guarantees are rarely drawn.

          As a separate, publicly listed company, Infineon manages its capital resources separately from Siemens and, as a consequence, according to its own independent requirements and business objectives.

          We believe that cash and cash equivalents as well as our overall funding options give us adequate flexibility to meet both our short-term and long-term financial obligations and to execute our spending programs as planned in line with current market conditions. A final net payment of approximately €1 billion for the Atecs acquisition is scheduled for calendar year 2002 upon the purchase of the remaining interest. We have approximately €2.6 billion of debt including commercial paper that is scheduled to become due within the next year. We expect to refinance this debt through a combination of debt financing described above, cash flows from operations and other capital resources.

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

          Moody’s Investors Service rates our long-term corporate credit Aa3. The rating classification of Aa is the second highest rating within the agency’s debt ratings category. The numerical modifier 3 indicates that our long-term corporate credit ranks in the lower end of the Aa category. Moody’s Investors Service’s rating for our short-term corporate credit and commercial paper is P-1, the highest available rating in the prime rating system, which assesses issuers’ ability to honor senior financial obligations and contracts generally with maturity not exceeding one year.

          Standard & Poor’s rates our long-term corporate credit AA. Within Standard & Poor’s long-term issue credit ratings, an obligation rated AA has the second highest rating assigned. Our short-term corporate credit and commercial paper is rated A-1+ within Standard & Poor’s short-term issue credit ratings, giving Siemens the highest-ranking rating within that category.

          Siemens has no further agreements with nationally recognized statistical rating organizations to provide a long-term and short-term rating for our Company.

          Please be advised that security ratings are not a recommendation to buy, sell or hold securities. Credit ratings may be subject to revision or withdrawal by the rating agencies at any time. You should evaluate each rating independently of any other rating.

ASSET SECURITIZATION AND SALES OF RECEIVABLES

          Although not a principal source of liquidity for Siemens, asset securitization, together with limited direct sales of receivables to banks, are a supplemental enhancement to our financing strategy and demonstrate an aspect of our flexible funding approach. Siemens has currently limited the maximum amount of outstanding accounts receivable that SFS administers under both alternatives to about €1 billion.

          Asset securitization involves the repackaging of accounts receivable into securities that are sold in the capital market. This requires the separation of the credit risk of the accounts receivable from the credit risk of the originator (i.e., Siemens) through the sale of the accounts receivable to a non-consolidated special purpose entity. To fund the purchase price payable to the originator, the special purpose entity may issue for example commercial paper. The commercial paper is secured by and repaid with the future cash flows generated by the accounts receivable. To increase investor confidence in the securitization, the originator (seller) of the accounts receivable generally retains a subordinated interest in the receivables equivalent to estimates of potential loss exposure. Such subordinated interests also enhance the credit rating of the commercial paper issued. For accounts receivable originated by Siemens, this interest amounts to 6-8% of the receivables sold, or approximately €65 million at September 30, 2001. Retained interests are collected by Siemens after the underlying receivables are settled.

          Additionally, Siemens provides a transaction-specific letter of credit to SieFunds for possible losses exceeding the amount of the retained interests in receivables originated by Siemens and third parties. Furthermore, Siemens also provides a program-wide letter of credit which covers additional contingent liabilities. At September 30, 2001, these letters of credit amounted to €243 million, approximately 17% of the total receivables held by SieFunds. We believe the likelihood is remote that these letters of credit would be accessed.

           Finally, Siemens provides liquidity lines to SieFunds. In the unlikely event that SieFunds could not obtain refinancing in the commercial paper market, Siemens has agreed to lend SieFunds an amount covering this liquidity risk exceeding the amount of the transaction-specific letter of credit noted above and liquidity support provided by third parties. These liquidity lines amounted to €849 million at September 30, 2001. We believe, however, based on historical experience that the likelihood that SieFunds would draw down these liquidity lines is remote.

          The SieFunds structure includes two types of special purpose entities. The first entity purchases the accounts receivable and meets the accounting criteria for a qualifying special purpose entity (QSPE). A qualifying entity’s activities must be restricted to passive investment in financial assets and issuance of beneficial interests in those assets. The second SieFunds entity is a multi-seller commercial paper conduit which purchases beneficial interests in the accounts receivable of the QSPE and finances these purchases by issuing commercial paper. This second entity is not a QSPE. SFS is the administrator of both the commercial paper conduit and the QSPE. Under U.S. GAAP, neither of these special purpose entities are consolidated in Siemens’ financial statements.

          At September 30, 2001, SieFunds held accounts receivable originated by Siemens of €815 million. The commercial paper issued by SieFunds have always received the highest available ratings from Standard & Poor’s and Moody’s of A-1+ and P-1, respectively.

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

RECENT DEVELOPMENTS AND OUTLOOK

          As more fully described under Item 4: “Information About the Company—Infineon”, we have reduced our ownership interest in Infineon by almost 24% from about 71% at the beginning of fiscal 2001 to 47.1% at December 31, 2001. The largest transfer was of approximately 93.83 million Infineon shares to our domestic pension trust, which reduced our ownership interest in Infineon by approximately 15% of Infineon’s then outstanding share capital.

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

•
to represent the Company in its dealings with the Managing Board or when its interests are adverse to those of the Managing Board, for example, when the Company enters into an employment agreement with a Managing Board member the Supervisory Board determines the salary and other compensation components, including pension benefits; and

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

          Under the terms of the trust agreement, the trustee has legal title to the shares held in trust and Siemens has irrevocably relinquished all voting rights in the shares. However, the trustee is not permitted to vote any Infineon shares it holds in trust under the agreement. Siemens continues to be entitled to all the benefits of economic ownership of the shares held in trust, including the right to receive cash dividends and other cash distributions, which the trustee has agreed to pay to Siemens promptly upon receipt. The trustee is not entitled to sell or encumber the shares held in trust except at Siemens’ direction, but Siemens has agreed not to direct the sale of any such shares to itself, any affiliate, any vehicle established by Siemens or any of its affiliates, or to Infineon. The trustee has agreed to pay to Siemens any proceeds resulting from a permitted sale. Under the arrangement, the trustee holds the shares in trust for the benefit of the beneficiaries under the trust agreement, which include Siemens as trustor and third party shareholders of Infineon. The trust agreement will terminate only when Siemens and its affiliates, on a consolidated basis, have held, directly or indirectly, less than 50% of the voting share capital of Infineon, including the shares held in trust by the trustee, for a period of two consecutive years. Upon termination, any shares held by the trustee would revert to the Company and the Company would again be entitled to vote these shares. Certain provisions of the trust agreement, including those relating to voting and transfer of the shares held in trust, may not be amended without the approval of Infineon’s shareholders.

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

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Munich, Germany
November 29, 2001,
except for footnote 31
as to which the date is
December 31, 2001
SIEMENS AG

CONSOLIDATED STATEMENTS OF INCOME
For the fiscal years ended September 30, 2001, 2000 and 1999
(in millions of €, per share amounts in €)

		Siemens worldwide
	Note	2001	2000	1999
Net sales		87,000	77,484	68,069
Cost of sales		(63,895)	(55,949)	(50,160)

Gross profit on sales		23,105	21,535	17,909
Research and development expenses		(6,782)	(5,848)	(5,260)
Marketing, selling and general administrative expenses		(16,640)	(14,173)	(12,679)
Other operating income (expenses), net	4	(1,476)	(277)	105
Income from investments in other companies, net	5	49	299	386
Income from financial assets and marketable securities, net	6	173	2,732	1,615
Interest income, net	7	11	145	42
Gains on sales and dispositions of significant business interests (therein gain on issuance of subsidiary and associated company stock €617 and €534, respectively)	3	4,238	7,826	—

Income before income taxes		2,678	12,239	2,118
Income taxes	8	(781)	(3,017)	(801)
Minority interest		191	(362)	(108)

Net income		2,088	8,860	1,209

Basic earnings per share	28	2.36	9.97	1.36
Diluted earnings per share	28	2.36	9.96	1.36

The accompanying notes are an integral part of these consolidated financial statements.

SIEMENS AG

SUPPLEMENTAL SCHEDULE OF CONSOLIDATED STATEMENTS OF INCOME
For the fiscal years ended September 30, 2001, 2000 and 1999
(in millions of €, per share amounts in €)

	Note	Siemens worldwide			Eliminations, reclassifications and Corporate Treasury		Operations		Infineon		Financing and Real Estate
		2001	2000	1999	2001	2000	2001	2000	2001	2000	2001	2000
Net sales		87,000	77,484	68,069	(3,114)	(3,176)	82,427	71,603	5,671	7,283	2,016	1,774
Cost of sales		(63,895)	(55,949)	(50,160)	2,899	1,656	(60,192)	(51,946)	(5,021)	(4,111)	(1,581)	(1,548)

Gross profit on sales		23,105	21,535	17,909	(215)	(1,520)	22,235	19,657	650	3,172	435	226
Research and development expenses		(6,782)	(5,848)	(5,260)	(166)	(204)	(5,427)	(4,619)	(1,189)	(1,025)	—	—
Marketing, selling and general administrative expenses		(16,640)	(14,173)	(12,679)	2	31	(15,559)	(13,333)	(786)	(670)	(297)	(201)
Other operating income (expense), net	4	(1,476)	(277)	105	(1,701)	(511)	(118)	(13)	200	2	143	245
Income from investments in other companies, net	5	49	299	386	—	(175)	(24)	310	36	154	37	10
Income from financial assets and marketable securities, net	6	173	2,732	1,615	(140)	1,867	263	832	65	37	(15)	(4)
Interest income (expense) of Operations, net	7	(32)	(35)	128	9	—	(41)	(35)	—	—	—	—

EBITA(1) from Operations/ EBIT Infineon							1,329	2,799	(1,024)	1,670
Other interest (expense) income, net	7	43	180	(86)	280	323	(304)	(220)	(1)	74	68	3
Goodwill amortization and purchased in-process R&D expenses of Operations		—	—	—	665	253	(665)	(253)	—	—	—	—
Gains on sales and dispositions of significant business interests (therein gain on issuance of subsidiary and associated company stock €617 and €534, respectively)	3	4,238	7,826	—	173	—	4,065	7,826	—	—	—	—
Other special items		—	—	—	1,185	280	(1,185)	(280)	—	—	—	—

Income (loss) before income taxes		2,678	12,239	2,118	92	344	3,240	9,872	(1,025)	1,744	371	279
Income taxes(2)	8	(781)	(3,017)	(801)	(30)	(79)	(1,058)	(2,262)	428	(612)	(121)	(64)
Minority interest		191	(362)	(108)	—	—	185	(356)	6	(6)	—	—

Net income (loss)		2,088	8,860	1,209	62	265	2,367	7,254	(591)	1,126	250	215

Basic earnings per share	28	2.36	9.97	1.36
Diluted earnings per share	28	2.36	9.96	1.36

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

          In April 2001, Siemens completed the acquisition of a controlling interest of 50% plus two shares in Atecs Mannesmann AG (Atecs), an automotive and automation technology company. In accordance with the purchase agreement, prior to closing, Siemens paid €3.1 billion to Mannesmann AG. As of the date of closing, Siemens made a capital contribution to Atecs. The purchase agreement also provides Siemens the option to acquire Mannesmann AG’s remaining interest in Atecs, either at the option of Mannesmann during the period from the date of closing through September 30, 2002, or at the option of Siemens during the period from April 1, 2002 through December 31, 2003. The purchase price for the remaining interest in Atecs under both options is between €3.7 and €3.8 billion. Siemens plans to exercise its option. The Company has accounted for the Atecs transaction as the purchase of a 100% interest using the purchase method of accounting. The purchase price for 100% of Atecs of €9.6 billion, including the assumption of €2.8 billion of financial debt and pension liabilities, was allocated to the assets acquired and liabilities assumed based on estimated fair values. In connection with the acquisition, €62 of IPR&D was charged to expense. The excess of €1.9 billion in the purchase price over the fair value of the net identifiable assets acquired and IPR&D has been recorded as goodwill and is being amortized on a straight-line basis over 40 years. The purchase price allocation has not been finalized due to the pending sale of various Atecs businesses discussed below. Accordingly, in fiscal 2002, the goodwill associated with this acquisition may change, although management does not presently anticipate such changes to be material.

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

          In April 2001, Siemens irrevocably transferred 93,825,225 Infineon shares into its German pension trust. A pre-tax gain of €3,459 (after tax gain of €2,519) was realized on the non-cash contribution of these shares based upon the market price of Infineon shares at the date of transfer. The business purpose of the contribution of Infineon shares to this pension trust was to shore up an already existing under-funded position in the pension trust that was to increase substantially during the third quarter following the Company’s acquisition of Atecs (see note 19). In addition, the transfer represented a further step towards meeting Siemens’ long-stated goal of disposing of its interest in Infineon over time.

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

          In June 2001, the Company began selling short-term trade receivables through a securitization program on a revolving basis. During fiscal 2001, the Company sold a total of €1,848 in short-term trade receivable securitizations. The Company has retained interests in all trade receivables sold, which are subordinated to the interests of the investors. In addition, the Company has provided letters of credit to cover up to an additional 17% of credit losses on such trade receivables. Except for such subordinated retained interests and letters of credit, the investors and securitization trusts have no recourse to the Company’s other assets and liabilities for failure of debtors to pay when due.

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

Description of plans—2001 Siemens Stock Option Plan

          At the Annual Shareholders’ Meeting on February 22, 2001, shareholders authorized Siemens AG to establish the 2001 Siemens Stock Option Plan, making available up to 55 million options representing approximately 6.2% of the total shares outstanding. Compared to the 1999 Plan, the number of eligible recipients is significantly larger. The option grants are subject to a two-year vesting period, after which they may be exercised for a period of up to three years. The exercise price is equal to 120% of the reference price, which corresponds to the average opening market price of Siemens AG during the five trading days preceding the date of the stock option grant. However, an option may only be exercised if the trading price of the Company’s shares reaches a performance target which is equal to the exercise price at least once during the life of the option. The terms of the plan allow the Company, at its discretion upon exercise of the option, to offer optionees settlement of the options in either shares or cash. As a result of its design, the new plan will have no income effect in the case of settlement in shares due to the fact that the exercise price is also the performance target. In connection with the 2001 Siemens Stock Option Plan, the shareholders approved an increase in conditional capital in an amount not to exceed €147 (see footnote 21).

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

          During 2000, the Managing Board approved a special one-time employee bonus award of €600 relating to the Company’s exceptional results in 2000. Individuals employed by Siemens, other than employees of Osram GmbH and Infineon Technologies AG, during the entire period October 1, 1999 through September 30, 2000 were entitled to participate in the bonus program, including former employees that left the Company after September 30, 2000. Approximately €300 of the special bonus was allocated to domestic participants. Eligible participants in Germany were offered a 50% discount towards the purchase of a fixed number of the Company’s shares in November 2000 with an enrollment period of 21 days. Shares issued to domestic participants under the bonus program approximated 3.6 million shares and cannot be sold for a period of one year. In foreign countries, depending on the legal environment, the bonus program has been administered either through a similar program as in Germany or through a grant of stock or cash.

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

          For the year ended September 30, 2000, “Eliminations, other” in the table above includes higher charges related to currency effects and to the treatment of derivative contracts not qualifying for hedge accounting of €212 and losses on asset dispositions totaling €210. Also included are costs of €178 for employee severance and contract termination associated with a portfolio optimization program started in 1998. Furthermore, Eliminations, other, consists of €68 related to the centrally managed outsourcing contract in Argentina, originally entered into by SBS. The most significant income item for Eliminations, other, was €692 in income from marketable securities classified as trading.

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

          For fiscal 2001, “Other special items” include goodwill impairments, primarily related to acquisitions made by ICN and A&D of Efficient and Milltronics totaling €927, and the write-down of inventories and assets associated with the contract cancellation of a centrally managed contract by the Argentine government of €258. This contract was originally entered into by SBS. Other special items of the prior fiscal period primarily resulted from exceptional gains from certain marketable securities, a one-time bonus for employees, certain restructuring costs, a write-off of goodwill and exceptional charges related to certain contract losses, as well as a provision of €175 related to a loan associated with a joint venture and a contribution to the German government-sponsored humanitarian fund, called “Remembrance, Responsibility and the Future,” and write-downs associated with centrally managed assets.

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

          Under the terms of the trust agreement, the trustee has legal title to the shares held in trust and the Company has irrevocably relinquished all voting rights in the shares. However, the trustee is not permitted to vote any Infineon shares it holds in trust under the agreement. The Company continues to be entitled to all the benefits of economic ownership of the shares held in trust, including the right to receive cash dividends and other cash distributions, which the trustee has agreed to pay to the Company promptly upon receipt. The trustee is not entitled to sell or encumber the shares held in trust except at the Company’s direction, but the Company has agreed not to direct the sale of any such shares to itself, any affiliate, any vehicle established by the Company or any of its affiliates, or to Infineon. The trustee has agreed to pay to the Company any proceeds resulting from a permitted sale. Under the arrangement, the trustee holds the shares in trust for the benefit of the beneficiaries under the trust agreement, which include the Company as trustor and third party shareholders of Infineon. The trust agreement will terminate only when the Company and its affiliates, on a consolidated basis, have held, directly or indirectly, less than 50% of the voting share capital of Infineon, including the shares held in trust by the trustee, for a period of two consecutive years. Upon termination, any shares held by the trustee would revert to the Company and the Company would be again entitled to vote these shares. Certain provisions of the trust agreement, including those relating to voting and transfer of the shares held in trust, may not be amended without the approval of Infineon’s shareholders.

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
SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

(Unaudited)
As of September 30, 2001
Cash and cash equivalents	7,045
Total current assets	48,376
Long-term investments	6,138
Property, plant and equipment, net	12,570
Other non-current assets	17,009
Total assets	84,093

Total current liabilities	42,560
Non-current liabilities	17,141
Minority interests	580
Shareholders’ equity	23,812

(Unaudited)
Year ended September 30, 2001
Net sales	82,673
Cost of sales	(60,218)
Gross profit on sales	22,455
Research and development expenses	(5,593)
Marketing, selling and general administrative expenses	(15,854)
Income from investments in other companies, net	(250)
Gains on sales and dispositions of significant business interests	4,227
Other	(1,545)
Income before income taxes	3,440
Income taxes	(1,209)
Minority interest	(143)
Net income	2,088

Cash flow from operating activities	7,019
Cash flow from investing activities	(6,113)
Cash flow from financing activities	(115)
PART III, Continued

Item 19:    Exhibits

Exhibit Number	Description of Exhibit
1.1	English translation of Articles of Association of Siemens Aktiengesellschaft updated as of November 2001.*

2.1	Irrevocable Trust Agreement, by and among Siemens Aktiengesellschaft and First Union Trust Company, National Association, dated December 5, 2001.*

2.2	Standstill Agreement, between Siemens Aktiengesellschaft and First Union Trust Company, dated December 5, 2001.*

8.1	List of Significant Subsidiaries.*

10.1	Consent of KPMG Deutsche Treuhand-Gesellschaft AG.*

*	The exhibit is incorporated by reference from the Company’s Form 20-F dated January 7, 2002.

SIGNATURES

          The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: August 27, 2002

SIEMENS AKTIENGESELLSCHAFT

/S / CHARLES HERLINGER

Charles Herlinger
Vice President and Corporate Controller

/S / BERND VOGT

Bernd Vogt
Deputy Vice President