Form 20-F
period 2002-09-30
SIEMENS AKTIENGESELLSCHAFT
filed 2002-12-06
CIK 1135644

As filed with the Securities and Exchange Commission on December 6, 2002

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)

OF THE SECURITIES EXCHANGE ACT OF 1934 ☐

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2002. ☑

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________. ☐

Commission file number: 1-15174

Siemens Aktiengesellschaft

(Exact name of Registrant as specified in its charter)

Federal Republic of Germany

(Jurisdiction of incorporation or organization)

Wittelsbacherplatz 2

D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Name of each exchange
Title of each class	on which registered

American Depositary Shares, each representing one Common Share, no par value	New York Stock Exchange
Common Shares, no par value*	New York Stock Exchange

*	Listed, not for trading or quotation purposes, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

     Securities registered or to be registered pursuant to Section 12(g) of the Act: None

     Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

     The number of outstanding shares of each of the issuer’s classes of capital or common stock as of September 30, 2002: 890,374,001 common shares, no par value.

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑  No ☐  Not applicable ☐

     Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐  Item 18 ☑

FORWARD LOOKING STATEMENTS

      This Form 20-F contains certain forward-looking statements and information relating to Siemens that are based on beliefs of its management as well as assumptions made by and information currently available to Siemens. When used in this document, the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and “project” and similar expressions, as they relate to Siemens or its management, are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Siemens’ targeted customers, changes in business strategy and various other factors, both referenced and not referenced in this Form 20-F. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. We do not intend, and do not assume any obligation, to update these forward-looking statements.

      In this Form 20-F, references to “we,” “us,” “Company” or “Siemens” are to Siemens Aktiengesellschaft and, unless the context otherwise requires, to its consolidated subsidiaries. In Item 4: “Information on the Company,” we use the terms “we” and “us” to refer to a specific Siemens group. On February 22, 2001, our shareholders approved a stock split of one share for every two shares held. The stock split took effect for trading purposes on April 30, 2001. See Item 3: “Key Information—Dividends.” Except as otherwise specified, the share data in this document reflect this stock split.

i

PART I

Item 1: Identity of Directors, Senior Management and Advisers

      Not applicable.

Item 2: Offer Statistics and Expected Timetable

      Not applicable.

Item 3: Key Information

Selected Consolidated Financial and Statistical Data

      The U.S. GAAP selected financial data set forth below as of and for each of the years in the three-year period ended September 30, 2002 should be read in conjunction with, and are qualified in their entirety by reference to, the consolidated financial statements and the Notes thereto presented elsewhere in this document.

      We have also presented the selected financial data below as of and for each of the years in the three-year period ended September 30, 2000 in accordance with German GAAP. The selected financial data presented in accordance with German GAAP have been derived from our consolidated German GAAP financial statements for those periods. In fiscal 1999, we began to prepare our consolidated financial statements in accordance with U.S. GAAP and in fiscal 2001, we discontinued preparing consolidated German GAAP financial statements. Accordingly, the information set forth below regarding the major differences between U.S. GAAP and German GAAP is most relevant in understanding the income statement and balance sheet data presented in fiscal year 1998 where no corresponding data under U.S. GAAP has been presented.

      U.S. GAAP differs from German GAAP in certain significant respects. The more significant accounting differences that have an impact on the financial reporting of Siemens are the following:

      Revenue Recognition: Under U.S. GAAP, revenues and profits on long-term contracts are recognized using the percentage-of-completion method of accounting. Under German GAAP, revenues and profits on long-term contracts are recorded using the completed contract method. Under this method, sales and gross profit are only recorded when performance under the contract is completed and the customer acceptance has been received, i.e., at a later point in time than allowed under the percentage-of-completion method. Where the contract can be divided into several technically independent performance milestones and is invoiced separately, sales and gross profit are recorded for each milestone when customer acceptance has been received.

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

Income Statement Data

	Year ended September 30,

	2002		2001		2000		1999	1998

	(€ in millions, except per share data)
Amounts in accordance with U.S. GAAP:
Net sales	84,016		87,000		77,484		68,069	N/A
Income before income taxes	3,475	(1)	2,678	(1)	12,239	(1)	2,118	N/A
Net income	2,597	(1)	2,088	(1)	8,860	(1)	1,209	N/A
Basic earnings per share	2.92	(1)	2.36	(1)	9.97	(1)	1.36	N/A
Diluted earnings per share	2.92	(1)	2.36	(1)	9.96	(1)	1.36	N/A
Amounts in accordance with German GAAP(2):
Net sales	N/A		N/A		78,396		68,582	60,177
Net income(3)	N/A		N/A		7,901	(1)	1,865	469	(4)
Extraordinary items	N/A		N/A		4,520	(1)	—	(890)
Net income after minority interests(3)	N/A		N/A		7,549		1,614	337
Earnings per share(5)	N/A		N/A		3.38		1.75	0.92

(1)	Includes gains on sales of significant business interests.

(2)	We have not included German GAAP data for fiscal 2002 and 2001 because we no longer prepare German GAAP data on a group basis.

(3)	Net income under German GAAP includes income attributable to minority interests; accordingly, the amounts under “Net income after minority interests” are more directly comparable to the U.S. GAAP figures.

(4)	In 1998, net income was negatively affected by the one-time charge relating to the closure by our Infineon group of a wafer fabrication facility located in North Tyneside, Northern England.

(5)	Earnings per share are calculated based on net income including income attributable to minority interests in accordance with the standards of the German Society of Capital Market Experts (DVFA) and the German Society for Economic Science (Schmalenbachgesellschaft).

Balance Sheet Data

	At September 30,

	2002	2001	2000	1999	1998

	(€ in millions)
Amounts in accordance with U.S. GAAP:
Total assets	77,939	90,118	81,654	71,720	N/A
Long-term debt	10,243	9,973	6,734	4,753	N/A
Shareholders’ equity	23,521	23,812	28,480	19,138	N/A
Capital stock	2,671	2,665	1,505	1,521	N/A
Amounts in accordance with German GAAP(1):
Total assets	N/A	N/A	79,255	61,495	57,277
Long-term debt	N/A	N/A	6,222	4,079	4,326
Shareholders’ equity	N/A	N/A	25,640	17,200	15,488
Capital stock	N/A	N/A	1,505	1,521	1,521

(1)	We have not included German GAAP data for fiscal 2002 and 2001 because we no longer prepare German GAAP data on a group basis.

     The number of shares outstanding at September 30, 2002, 2001, 2000, 1999 and 1998 was 890,374,001, 888,230,245, 882,930,900, 892,186,410 and 892,170,210, respectively.

Dividends

      The following table sets forth in euros and in dollars the dividend paid per share for the years ended September 30, 1998, 1999, 2000 and 2001 and the proposed dividend per share for the year ended September 30, 2002. The table does not reflect the related tax credits available to German taxpayers who receive dividend payments. Owners of our shares who are United States residents should be aware that they will be subject to German withholding tax on dividends received. See Item 10: “Additional Information—Taxation.”

	Dividend paid
	per share

Year ended September 30,	Euro		Dollar

1998	0.51		0.57
1999	0.67		0.66
2000	1.60	(1)	1.41	(1)
2001	1.00		1.14
2002	1.00	(2)	—

(1)	Includes a special dividend of €0.67 per share.

(2)	Proposed by the Managing Board and the Supervisory Board; to be approved by the shareholders at the shareholders’ annual meeting on January 23, 2003.

     On February 22, 2001, our shareholders approved an increase in our share capital from capital reserves, thereby creating new shares in an amount equal to 50% of our outstanding shares. This stock split became effective for trading purposes on April 30, 2001. As a result, the number of our outstanding shares increased by 295,812,450 shares, from 591,624,900 shares to 887,437,350 shares, based on the number of shares outstanding as of February 22, 2001. These new shares were distributed to shareholders at a ratio of one additional share for every two shares owned. In this document, we refer to this distribution as the “stock split.” See Note 21 to the consolidated financial statements for further information.

Exchange Rate Information

      We publish our consolidated financial statements in euros. As used in this document, “euro” or “€” means the new single unified currency that was introduced in the Federal Republic of Germany and ten other participating member states of the European Union on January 1, 1999. “Deutsche Mark,” “DEM” or “DM”

means the sub-unit of the euro designated as such within the European Union, or, with respect to any time or period before January 1, 1999, means the lawful currency of the Federal Republic of Germany. “U.S. dollar,” “U.S.$,” “USD” or “$” means the lawful currency of the United States of America. The currency translations made in the case of dividends we have paid have been made at the noon buying rate at the date of the shareholders’ annual meeting at which the dividends were approved. As used in this document, the term “noon buying rate” refers to the rate of exchange for either Deutsche Mark or euro, expressed in U.S. dollar per Deutsche Mark or euro, as announced by the Federal Reserve Bank of New York for customs purposes as the rate in The City of New York for cable transfers in foreign currencies.

      In order that you may ascertain how the trends in our financial results might have appeared had they been expressed in U.S. dollars, the table below shows the average noon buying rates in The City of New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York for U.S. dollar per euro for our fiscal years. Since the euro did not exist prior to January 1, 1999, the exchange rates in the table for the period prior to January 1, 1999 do not represent actual exchange rates between the euro and the U.S. dollar, rather they represent exchange rates for Deutsche Marks into U.S. dollars translated into euro using the fixed conversion rate of €1 per 1.95583 DM. The exchange rate trend between the U.S. dollar and the Deutsche Mark reflected in the table below might have been different from the exchange rate trend that would have existed between the U.S. dollar and the euro during such period, had the euro been in existence. The average is computed using the noon buying rate on the last business day of each month during the period indicated.

Fiscal year ended September 30,	Average

1998	1.0982
1999	1.0955
2000	0.9549
2001	0.8886
2002	0.9208

      The following table shows the noon buying rates for euro in U.S. dollars for the last six months.

	High	Low

June 2002	0.9885	0.9390
July	1.0156	0.9730
August	0.9882	0.9640
September	0.9959	0.9685
October	0.9881	0.9708
November	1.0139	0.9895

      On November 29, 2002, the noon buying rate was U.S.$0.99 per €1.00.

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

      Our business is affected by the economic downturn: Our business has been negatively impacted by the prolonged economic downturn that began in the U.S. in the latter part of 2000 and spread to Europe in 2001. The business environment is influenced by numerous political uncertainties, including the situation in the Middle East as well as South America and other regions, which continue to impact macroeconomic parameters and the international capital markets. Investment sentiment will continue to be weak for our customers in important industry segments and regional markets in the U.S., Europe, Asia and South America. In fiscal 2002, the prevailing weak economic conditions negatively affected a number of our business groups, especially Information and Communication Networks (ICN), which posted a significant loss.

      Our Information and Communications business area is particularly affected by the current market conditions in the telecommunications industry. Capital expenditure budgets of telecommunication carriers have been reduced drastically worldwide and many infrastructure customers are burdened by prohibitive debt levels because they borrowed heavily to build, expand or upgrade systems for which there is currently weak demand. The rate at which the telecommunications industry recovers will have a material impact on the financial performance of ICN, Information and Communication Mobile (ICM) and Siemens Business Services (SBS).

      Our Power Generation (PG) group also faces changing market conditions with reduced demand for new power generation equipment especially in the U.S., where significant investments in gas turbine power plants and combined-cycle power plants were made in the last three years. Gas turbine overcapacities will contribute to increasing price pressure. PG is responding to these risks by adjusting its capacities, optimizing its manufacturing network and continuously improving the efficiency of its gas turbines.

      In light of these economic conditions, in fiscal year 2002, we intensified cost-cutting initiatives across our business groups. These include adjusting existing capacities through consolidation of manufacturing facilities, streamlining product portfolios and reducing headcount. In addition, we divested a number of unprofitable or non-core businesses. The resulting impact of these cost-reduction measures on our profitability will be influenced by the actual amount of cost savings achieved and on our ability to sustain these ongoing efforts.

      We operate in highly competitive markets, which are subject to price pressure and rapid changes: The worldwide markets for our products are highly competitive in terms of pricing, product and service quality, development and introduction time, customer service and financing terms. We face strong competitors, some of which are larger and may have greater resources in a given business area. Siemens faces downward price pressure especially in ICN, ICM, SBS and Siemens Dematic (SD). Some industries in which we operate are undergoing consolidation, which may result in stronger competitors and a change in our relative market position. In some of our markets new products must be developed and introduced rapidly in order to capture available opportunities, and this can result in quality problems. Our operating results depend to a significant extent on our ability to adapt to changes in the market and reduce the costs of producing high-quality new and existing products.

      Our businesses must keep pace with technological change and develop new products and services to remain competitive: The markets in which our businesses operate experience rapid and significant changes due to the introduction of new technologies. To meet our customers’ needs in these businesses, we must continuously design new, and update existing, products and services and invest in and develop new technologies. This is especially true for our ICN, ICM, SBS and Siemens VDO Automotive (SV) business groups. For example, ICN and ICM are currently involved in developing marketable components, products and systems for a new generation of wireless communications technology, known as UMTS. Introducing new products such as these requires a significant commitment to research and development, which may not result in success. Our sales may suffer if we invest in technologies that do not function as expected or are not accepted in the marketplace or if our products or systems are not brought to market in a timely manner or become obsolete.

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

      Our financial results and cash flows may be adversely affected by cost overruns or additional payment obligations in connection with our project businesses: Certain of our operations groups, including ICN, ICM, SBS, PG, Power Transmission & Distribution (PTD), Transportation Systems (TS), Industrial Solutions & Services (I&S) and SD, perform a significant portion of their business, especially large projects, under long-term contracts that are awarded on a competitive bidding basis. The profit margins realized on such fixed-priced contracts may vary from original estimates as a result of changes in costs and productivity over their term. We sometimes bear the risk of quality problems, cost overruns or contractual penalties caused by unexpected technological problems, unforeseen developments at the project sites, problems with our subcontractors or other logistic difficulties. Certain of our multi-year contracts also contain demanding installation and maintenance requirements, in addition to other performance criteria relating to timing, unit cost requirements and compliance with government regulations, which, if not satisfied, could subject us to substantial contractual penalties, damages or non-payment, or could result in contract termination. There can be no assurance that all of our fixed-priced contracts can be completed profitably. See Item 4: “Information on the Company—Long-Term Contracts and Contract Losses.”

      We face operational risks in our value chain processes: Our value chain comprises all the steps in our operations, from research and development, to production to marketing and sales. Operational failures in our value chain processes could result in quality problems or potential product, labor safety, regulatory or environmental risks. Such risks are particularly present in relation to our production facilities, which are located all over the world and have a high degree of organizational and technological complexity. We face such risks, for example, in connection with the high production volumes at PG or TS.

      We are dependent upon the ability of third parties to deliver parts, components and services on time: We rely on third parties to supply us with parts, components and services. Using third parties to manufacture, assemble and test our products reduces our control over manufacturing yields, quality assurance, product delivery schedules and costs. The third parties that supply us with parts and components also have other customers and may not have sufficient capacity to meet all of their customers’ needs, including ours, during periods of excess demand. Component supply delays can affect the performance of certain of our operations groups. Although we work closely with our suppliers to avoid supply-related problems, there can be no assurance that we will not encounter supply problems in the future or that we will be able to replace a supplier that is not able to meet our demand. These shortages and delays could materially harm our business. Unanticipated increases in the price of components due to market shortages could also adversely affect the performance of certain of our business groups.

      We are exposed to currency risks and interest rate risks: We are particularly exposed to fluctuations in the exchange rate between the U.S. dollar and the euro, because a high percentage of our business volume is conducted in the U.S. and Europe. Our currency risks—as well as interest rate risks—are hedged on a company-wide basis using derivative financial instruments. Our hedging activities are described in more detail under Item 11: “Quantitative and Qualitative Disclosure About Market Risk.” Exchange rate and interest rate fluctuations may, however, influence our financial results, especially those of ICN, ICM, Medical Solutions (Med), Automation and Drives (A&D), SD, PG, PTD and Osram. A strengthening of the euro may also change our competitive position as many of our competitors may benefit from having a substantial portion of their costs based in weaker currencies, enabling them to offer their products at lower prices. For more details regarding currency risks, interest rate risks and other market risks, please see Item 11: “Quantitative and Qualitative Disclosure About Market Risk.”

      Our financing activities subject us to various risks including credit and interest rate risk: We provide to our customers various forms of direct and indirect financing in connection with large projects such as those undertaken by ICN, ICM, PG and TS, and we also finance a large number of smaller customer orders, such as through the leasing of telephone systems and medical equipment. Additionally, financing of GSM or UMTS wireless network equipment for ICM customers who lack established credit histories may cause special credit risks for us. For additional information on customer financing see Item 5: “Operating and Financial Review and Prospects—Customer Financing.” We also sometimes take a security interest in the projects we finance. We may lose money if any of our customers are not able to pay us, if the value of the property that we have taken a security interest in declines, if interest rates or foreign exchange rates fluctuate, or if the projects in which we invest are unsuccessful. Siemens evaluates such financing requirements on a very selective basis and has forgone and will continue to forgo new business contracts if the financing risks are not justifiable.

      The funded status of our off-balance sheet pension benefit plans is dependent on several factors: Significant changes in investment performance or a change in the portfolio mix of invested assets can result in corresponding increases and decreases in the valuation of plan assets, particularly equity securities, or in a change of the expected rate of return on plan assets. Pension plan valuation assumptions can also affect the funded status. For example, a change in discount rates would result in a significant increase or decrease in the valuation of pension obligations, affecting the reported funded status of our pension plans as well as the net periodic pension cost in the following financial year. Similarly, changes in the expected return on plan assets assumption can result in significant changes in the net periodic pension cost of the following financial year. Changes in other pension plan assumptions, such as discount rate, expected return on plan assets, the compensation increase rate and pension progression, can also materially impact net periodic pension expense. For further information see Item 5: “Operating and Financial Review and Prospects—Critical Accounting Policies.”

      We are dependent upon hiring and retaining highly qualified management and technical personnel: Competition for highly qualified management and technical personnel remains intense in the industries in which our business groups operate. In many of our business areas we further intend to extend our service businesses significantly, for which we will need highly skilled employees. Our future success depends in part on our continued ability to hire, assimilate and retain engineers and other qualified personnel. There can be no assurance that we will continue to be successful in attracting and retaining highly qualified employees in the future.

      We are subject to regulatory and similar risks associated with our international operations: Changes in regulatory requirements, tariffs and other trade barriers and price or exchange controls could limit operations and make the repatriation of profits difficult. In addition, the uncertainty of the legal environment in some regions could limit our ability to enforce our rights. We expect that sales to emerging markets will continue to be an increasing portion of total sales, as our business naturally evolves and as developing nations and regions around the world increase their demand for our offerings. Emerging market operations present several risks, including volatility in gross domestic product, civil disturbances, economic and governmental instability, the potential for nationalization of private assets, and the imposition of exchange controls. In particular, our sizeable operations in China are influenced by a legal system that is still developing and is subject to change. The demand for many of the products of our business groups, particularly those that derive their revenue from large projects, can be affected by expectations of future demand, prices and gross domestic product in the markets in which those groups operate.

      We are subject to environmental and other government regulations: Some of the businesses in which we operate are highly regulated. Med, for example, is subject to the restrictive regulatory requirements of the Food and Drug Administration (FDA) in the U.S. Current and future environmental and other government regulations, or changes thereto, may result in significant increases in our operating or product costs. We could also face liability for damage or remediation for environmental contamination at the facilities we design or operate. See Item 4: “Information on the Company—Environmental Matters” for a discussion of significant environmental matters. We accrue for environmental risks when it is probable that an obligation has been incurred and the amount can be reasonably estimated. With regard to certain environmental risks, we maintain liability insurance at levels that our management believes are appropriate and in accordance with industry practice. There can be no assurance that (i) we will not incur environmental losses beyond the limits, or outside the coverage, of such insurance or that any such losses would not have a material adverse effect on the results of our operations or financial condition, or (ii) our provisions for environmental remediation will be sufficient to cover the ultimate loss or expenditure.

      Our business could suffer as a result of current or future litigation: We are subject to numerous risks relating to legal proceedings to which we are currently a party or that could develop in the future. In the ordinary course of our business we become implicated in lawsuits, including suits involving allegations of improper delivery of goods or services, product liability and product defects and quality problems and intellectual property infringement. The most significant lawsuits to which we are a party are described under Item 4: “Information on the Company—Legal Proceedings.” There can be no assurance that the results of these or other legal proceedings will not materially harm our business, reputation or brand. We maintain liability insurance for legal risks at levels our management believes are appropriate and in accordance with industry practice. We accrue for litigation risks when it is probable that an obligation has been incurred and the amount can be reasonably estimated. There can be no assurance that (i) we will not incur losses relating to litigation beyond the limits, or outside the coverage, of such insurance or that any such losses would not have a material adverse effect on the results of our operations or financial condition or (ii) our provisions for litigation related losses will be sufficient to cover our ultimate loss or expenditure.

Item 4: Information on the Company

Overview

History and Strategy

      Siemens traces its origins to 1847. Beginning with an improved design for telegraphs, the company quickly expanded its product and geographic scope, and was already a multi-national business by the end of the 19th century. We moved our headquarters from Berlin to Munich in 1949. In 1966, we assumed our current corporate form as Siemens Aktiengesellschaft, a stock corporation under the Federal laws of Germany. Siemens employed an average of 445,100 people in some 190 countries worldwide during fiscal 2002. In fiscal 2002, we had net sales of €84.016 billion.

      Siemens has a balanced business portfolio with activities predominantly in the field of electronics and electrical engineering, holding global leadership positions in areas such as telecommunications equipment, industrial automation equipment, power generation equipment and medical equipment. These activities are influenced by a range of different regional and economic factors. In internationally oriented long-cycle industries, for example, customers have multi-year planning and implementation horizons that tend to be independent of short-term economic trends. Our activities in this area include power generation, power transmission and distribution, medical solutions and rail systems. In fields with more industry-specific cycles, customers tend to have shorter horizons for their spending decisions and greater sensitivity to current economic conditions. Our activities in this area include information and communications, automation and drives, and lighting. Some activities, especially information and communications and medical solutions, are also influenced by technological change and the rate of acceptance of new technologies by end users.

      Economic conditions during fiscal 2002 were weak on a global basis, which limited revenue growth opportunities. Within this context, certain industries and regions experienced even greater difficulties. For example, telecommunications carriers are still burdened with substantial debt, resulting in sharp cutbacks in capital spending. Another example is the U.S. power generation market, where a boom in construction of gas turbine power plants, driven by large swings in price and supply attributable in part to the market activities by traders and energy suppliers, came to a rapid end in fiscal 2002.

      Three strategic areas—business excellence, portfolio activities and synergies—are the key factor to our success.

      Within these strategic areas, Siemens’ strategy has one overriding goal: the strengthening of profitability and sustainable success. Our business excellence is linked to the ongoing implementation of “Operation 2003,” a set of strategic programs and initiatives aimed at achieving specific targets for EBIT as a percentage of sales, or EBIT margin for the groups and generating cash during a period of slow macroeconomic growth. For a definition of EBIT see Item 5: “Operating and Financial Review and Prospects—Basis of Presentation.” A core element of our strategy has been an emphasis on economic value added as a measurement of the success of each of our business groups and of our company as a whole. Economic value added measures the return of a business group over its cost of capital. We believe that our management incentive compensation, which is based on economic value added targets, plays a key role in keeping us focused on our profitability goals.

      The five major action areas of Operation 2003 include:

•	Restoring profitability in the Information and Communications business area;

•	Successfully integrating the businesses acquired from Atecs Mannesmann into our Siemens Dematic and Siemens VDO groups;

•	Increasing profitability in our U.S. operations, across the board;

•	Continuing to emphasize asset management, so as to maintain the healthy positive cash flows of the past two years; and

      •   Reducing central and group administrative costs.

      The second strategic key factor, portfolio activities, has involved a significant refocusing of our structure. Our intent is to divest businesses that no longer fit with our overall portfolio. Since fiscal 2000, we have completed the following significant transactions aimed at realigning our businesses in order to achieve sustainable growth in profitability:

•	Divestiture of a majority of our original interest in Infineon Technologies AG through various means including a public offering, the transfer of an approximate 15% stake to the Siemens German Pension Trust (Siemens Pension Trust e.V.), the transfer of 200 million shares to an irrevocable, non-voting trust, open market sales and various other steps, as described below. Also, for further information on our deconsolidation of Infineon, see Note 3 to the consolidated financial statements;

•	Divestiture of all but 12.5% plus one share of EPCOS AG in a public offering; EPCOS is our former joint venture with Matsushita in the field of passive components and electron tubes;

•	Divestiture of our electromechanical components business to Tyco;

•	Divestiture of Siemens Nixdorf Retail and Banking Systems;

•	Divestiture of our telecommunications cable activities;

•	Divestiture of businesses and assets related to the acquisition of Atecs Mannesmann AG discussed below;

•	Divestiture of Unisphere Networks, Inc.;

•	Transfer of our hydroelectric power plants business to a joint venture with J.M. Voith AG;

•	Transfer of our nuclear power business into a joint venture with Framatome;

•	Acquisition of Entex Information Service Inc., an information technology service provider in the United States;

•	Acquisition of Efficient Networks Inc., a leading DSL equipment provider in the United States;

•	Acquisition of Shared Medical Systems, Inc., a leading provider of information technology systems and services for the healthcare industry;

•	Acquisition of Acuson Corporation, a leading medical ultrasound producer; and

•	Acquisition of VDO and Dematic and merger with our business groups Siemens Automotive and Siemens Production and Logistics Systems.

      Of the portfolio activities mentioned above, the following transactions occurred in fiscal 2002:

Atecs Mannesmann:

      During fiscal 2002, Siemens undertook several transactions related to the fiscal 2001 acquisition of Atecs Mannesmann AG (Atecs), a large German automotive and automation technology group.

      On November 20, 2001, the Company sold Mannesmann Sachs AG to ZF Friedrichshafen AG. This business had been accounted for as an asset held for sale, and no gain or loss was recorded in connection with the disposition.

      In January 2002, Siemens exercised its put option contract, in connection with the Atecs transaction, which gave Siemens the right to sell Rexroth AG (Rexroth), a wholly owned subsidiary of Atecs, to Robert Bosch GmbH (Bosch) for an adjusted equity value of €2.7 billion less proceeds from businesses already sold to Bosch. The put option was exercisable from January 2002 through December 31, 2002.

      In the second quarter, Vodafone AG exercised its option to sell to Siemens its 50% minus two shares stake in Atecs. In connection with this exercise, Siemens made a cash payment of €3.7 billion to Vodafone AG.

Infineon Technologies AG:

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

      During the first quarter of fiscal 2002, the Company sold 23.1 million shares of Infineon, followed in January 2002, with a sale of 40 million shares of Infineon. At September 30, 2002 our ownership interest was 39.7% and our voting interest was 33.3%, which includes the voting interest of Infineon shares in the Siemens German Pension Trust.

      As we no longer have a majority voting interest in Infineon, we have from December 2001 no longer included the assets and liabilities and results of operations of Infineon in our consolidated financial statements and instead account for our ownership interest in Infineon using the equity method. See Note 3 to the consolidated financial statements.

Other dispositions:

      On July 1, 2002, Siemens completed the sale of Unisphere Networks, Inc. to Juniper Networks, Inc. for a contribution in cash and Juniper stock. As a result of the transaction, Siemens acquired 9.73% of Juniper Networks common shares. The Juniper shares held by Siemens are subject to certain disposal restrictions which limit the amount of shares which Siemens may sell.

      In September 2002, Siemens completed the sale of several business activities to Kohlberg Kravis Roberts & Co. L.P. (KKR). KKR took over units that had belonged to the former Atecs Mannesmann Group: Mannesmann Plastics Machinery, the gas spring producer Stabilus, Demag Cranes & Components and the harbor crane unit Gottwald. As part of the transaction, Siemens also sold the Metering division of its Power Transmission and Distribution group, the Ceramics division of its Power Generation group, and Network Systems, a regional service business belonging to its Information and Communication Networks group. The business activities were sold to a holding company, called Demag Holding s.a.r.l (Luxembourg). KKR holds an 81% and Siemens a 19% stake in the holding company. The transaction was treated as a sale of a portfolio of businesses. However, separate results were allocated to the operating segments where the sold businesses had previously resided.

      Siemens will account for its 19% interest in Demag Holding at cost. The governing structure of Demag Holding provides for KKR to have absolute control over virtually all operating, financial, and other management decisions, while Siemens’ participation is only passive in nature.

      The third strategic key factor, synergies, confirms that our business portfolio in the various fields of electrical engineering and electronics is the right one. In the future, we will strive to utilize horizontal synergies more effectively.

      We will continue to concentrate on expanding our business with services related to products, solutions and projects. Three of our groups, Power Generation, Medical Solutions and Transportation Systems have already been successful with this strategy. For example, in the past year, all of our significant power plant and rail transportation orders were combined with maintenance and service contracts.

      We remain committed to our goal: the strengthening of profitability and achieving sustainable success through our innovative strength, our global presence, our financial integrity and through our social responsibility.

Corporate Structure

      Our corporate structure consists of fifteen different business groups active in seven different business areas.

      The chart below sets forth graphically our different business groups as they are now structured. Thirteen of our groups involve manufacturing, industrial and commercial solutions and services, related more or less to our origins in the electrical business. These groups are active in business areas ranging from communications to energy to health care, to name only three. We refer to these groups as our “Operations,” to distinguish them from our financial services activities.

      Our financial services business comprises two additional activities that have a different character from our other businesses and that we manage differently from our operations groups. For example, we measure economic value added performance differently, based on earnings before taxes rather than earnings before interest and taxes, since interest expense and income is the primary source of revenue and expense for our financial services groups. In addition, much of the business of our two financial services groups consists today of internal services provided to the Siemens operations groups, although this is changing as we focus more on the value-creating potential of these businesses.

      In addition to our business groups, we hold non-controlling interests in a number of businesses. Other than Infineon, the most significant of these is our interest in Bosch Siemens Hausgeräte GmbH (BSH), which manufactures consumer household appliances, often referred to as “white goods.”

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

      We review below each of our operations and financial services groups:

Information and Communication Networks (ICN)

Year ended
September 30, 2002

Total sales	€9.647 billion
External sales as percentage of Siemens net sales	10.91%
EBIT	€(691) million
Net capital employed	€1.100 billion
Employees	39 thousand

      The Information and Communication Networks group develops, manufactures and sells public communication systems, private business communication systems and related software, and provides a wide variety of consultancy, maintenance and other services. ICN’s worldwide customer base comprises service providers, such as network operators and Internet service providers, as well as private companies, ranging from small businesses to large multinational enterprises. We also supply complete end-to-end solutions that include design, installation and management of voice and data networks.

      We upgrade existing voice-centered networks, primarily to allow the transmission of data, so that service providers can address new revenue opportunities while protecting their significant investments in those networks. We also build new networks optimized for the requirements of the Internet. Consequently, our focus has shifted from systems that carry primarily voice over the entire network infrastructure to systems that combine voice and data transmission into a single solution for our customers. Our products for achieving this result, known as voice-data convergence products, enable network service providers to combine telephone and Internet services and enrich those services with further applications.

      In fiscal 2002, we realigned the products and services we provide from six divisions into four: Wireline Networks, Enterprise Networks, Optical Networks and Access Solutions.

      Our Wireline Networks division offers systems for next-generation Internet, traditional circuit-switched telephone networks, IP infrastructure and communication access equipment, as well as related services to fixed-line network service providers. Its product portfolio contains (i) “softswitch” products for managing telephone calls and calling features in network switches; (ii) voice/data convergence products, including gateways for voice over IP and voice over Asynchronous Transfer Mode (ATM) gateways (ATM products involve broadband switching technology that permits the use of one network for transmission of different kinds of information such as voice, data and video); (iii) public telephone switching systems; (iv) units allowing access to narrowband and broadband channels along with public communication software that is integrated into such products; and (v) IP routers, which we purchase from Juniper Networks under the cooperation agreement described below.

      Our Wireline Networks products include the following:

•	EWSD® (a German acronym for “digital electronic switching system”) is a product line comprised of central office circuit switching systems and related proprietary software that are primarily used for public telephone networks. Since its market introduction in the early 1980s, EWSD has become one of the best-selling switches in the worldwide market, with more than 260 million EWSD ports delivered in over 110 countries.

•	Our SURPASS® product line enables network operators to combine packet-switched network technology and circuit-switched networks. By using SURPASS call servers, gateways and access solutions, network operators can build next-generation networks and offer voice, data and combined voice/data services across and independent from underlying network technologies. Because it integrates voice and data access across both packet-switched and circuit-switched networks, SURPASS helps customers protect their investment in existing networks.

      SURPASS includes an open software platform for application development, enabling third parties to offer new network features with significantly shortened innovation cycles. Examples of these new features include phone calls using voice over IP, initiated from a Web page; an e-mail waiting indication on phone sets and the ability to pick up e-mail messages using a standard touchtone phone.

      The SURPASS architecture enables us to provide our customers with a broad range of cost-saving and revenue-generating solutions. Our IP-based local switch introduces local switch functionality into the next-generation Internet. Virtual trunking provides carrier-grade telephone services over IP with complete network services and features. “Carrier-grade” means that all single system components and the network as a whole are designed so that their proven reliability exceeds 99.99%. For multimedia applications, we provide open application programming interfaces to members of our SURPASS partner program, “we SURPASS.” This allows “we SURPASS” partners to develop features and applications that enhance the value of SURPASS for its users.

      On July 1, 2002, we sold the bulk of our Unisphere Networks division to Juniper Networks of Sunnyvale, California, and in partial consideration acquired approximately 10% of Juniper Networks. We retained Unisphere’s voice convergence portfolio (softswitch, media gateway), which is an integral component of the Siemens SURPASS family of next generation networking products. We also entered into an agreement with Juniper Networks for sales and R&D, under which we became a global reseller of all of their IP routing products and solutions. Their comprehensive portfolio of IP routing products is designed to ensure a high level of service quality in the IP backbone and to provide optimal support for our SURPASS network systems.

      During the fiscal 2002, we also included our network systems business in the United Kingdom, France and Italy in the portfolio of business activities sold by Siemens to a private equity investor, effective September 24, 2002. See Item 5: “Operating and Financial Review and Prospects—Fiscal 2002 Compared to Fiscal 2001—Acquisitions and Dispositions.”

      Our Enterprise Networks division provides comprehensive communication products and solutions for enterprises, government agencies and other organizations. Its product and service portfolio is based on ICN’s new enterprise convergence architecture, called HiPath®. This architecture contains:

•	a comprehensive range of communications platforms, harmonized and optimized for the needs of enterprises of all sizes, together with any required applications, as well as features to address the mobility needs of employees, and interaction between different sites;

•	a rich offering of workpoints such as time division multiplexing (TDM) and IP phones and software-based telephone applications for personal computers, suitable for use in both circuit- and packet-switched environments;

•	portable applications for customer relationship management and mobile office environments, including unified messaging, which permits the delivery of messages through multiple communication channels such as voice mail and e-mail;

•	technology consulting, design and implementation services intended to provide system integration, maintenance and optimal performance for all solution components; and

•	network security products, systems and services, which are of increased importance for enterprise customers, including tailor-made security systems featuring security analyses, integration and training in order to provide maximum security, confidentiality and integrity for our customers’ data transmissions and communications.

      We provide IP convergence products and services that are based on standard interfaces and are therefore designed for a wide range of information and communication infrastructures. These products and solutions integrate information from both voice and data networks in areas such as customer relationship management and multimedia messaging and may be deployed across different platforms, including communication servers or on personal computer workstations allowing them to receive voice and fax as well as e-mail communications. An important customer relationship management application is the integration of media other than telephones such as fax, Internet and video into existing call center systems.

      Enterprise Networks operates globally and has installed products and systems for customers in more than 160 countries. We serve our customers with system installation, systems integration, maintenance, consulting and training services worldwide through local Siemens companies and a growing number of independent distributors.

      Our Optical Networks division provides end-to-end solutions to telecommunication operators that carry voice and data over long distances using optical or electrical transmission. The technologies applied include dense wave division multiplexing (DWDM), synchronous digital hierarchy (SDH) and time division multiplexing (TDM), as well as a proprietary software management system for DWDM, SDH, IP and third-party network elements. Our DWDM systems are developed for long-span transmission with ultra-high capacity and equipped with all optical add drop multiplexing (OADM), which permits operators to dispense with the use of costly electro-optical converters. Our SDH solutions provide reliable transport of voice and data signals in communication networks so that growing Ethernet and Internet traffic can be integrated into approved network solutions and handled with high efficiency. We provide our customers with system installation, systems integration, maintenance, consulting and training services worldwide.

      Access Solutions provides products and solutions that upgrade the “last mile” of public telephone networks to carry not only voice but data requiring very high bandwidth. The “last mile” refers to that part of the telephone network between a home or a business and the first network switching system the home or business is connected to. The “last mile” is often a copper wire originally intended solely for voice transmission.

      Access Solutions offers a comprehensive line of hardware and software products for both customer premises and central office equipment. The products provide the following benefits to customers:

•	a smooth migration from narrowband to broadband;

•	end-to-end operability and ease of installation;

•	a clear roadmap for the transition from circuit-switched to packet-switched voice transmission; and

•	simultaneous delivery of voice, video and data services over a complete suite of access networking technologies.

      Our line of broadband access products is based primarily on asymmetric digital subscriber line (ADSL) technology. Our U.S. subsidiary, Efficient Networks, is a leading provider of DSL broadband access equipment in the United States and offers a complete line of customer premises equipment. Our ADSL technology now comprises broadband access products such as the XpressLink Digital Subscriber Line Access Multiplexer (DSLAM) and the SpeedStream series of customer premises equipment products, which provide high data rate transmission and enable local exchange carriers to enter the market for broadband Internet access by reusing their high investment in the “last mile” of copper wires to the home. In addition, we offer wireless access solutions that enable new market entrants to bypass the “last mile” of copper wires. In fiscal 2002, the broadband access market, particularly in the United States, continued to be characterized by weak demand and heightened competition, which had a negative impact on our sales, earnings and cashflows. See Item 5: “Operating and Financial Review and Prospects—Fiscal 2002 Compared to Fiscal 2001—Segment Information Analysis—Operations—Information and Communications.”

      Beginning November 1, 2002, in order to optimize costs and to strengthen our sales and product development efforts, we further streamlined our organization by combining the product offerings of the Wireline Networks, Optical Networks and Access Solutions divisions into a new division named Carrier Networks. Services will be similarly merged and organized in a new division named Carrier Services. As a result, our business now consists of these two new divisions together with the existing Enterprise Networks division.

      All of ICN’s divisions offer services including network planning, maintenance and consulting services.

      ICN operates its own sales force in Germany and uses dedicated personnel in Siemens’ worldwide network of regional sales units. Some of our more significant carrier customers include Deutsche Telekom, China Telecom, SBC, Telecom Italia and Telefonica, while our larger non-carrier customers include Coca Cola, Volvo, Deutsche Bank, Allianz and IBM. In spite of declining markets, we have not experienced a significant change in the number of our carrier customers or in the number of our enterprise customers. Our larger contracts with both our carrier and enterprise customers often involve tens of millions of euros. We have one customer who contributed between 5% and 10% of total sales in fiscal 2002. No other customer contributed more than 5%.

      We have provided, and expect to continue to provide, some of our customers with various forms of direct and indirect financing in connection with large infrastructure projects. See Item 5: “Operating and Financial Review and Prospects—Customer Financing” below.

      The following chart shows the geographic distribution of ICN’s total sales in fiscal 2002:

ICN 2002 Total Sales by Region

      Our global network of manufacturing sites and operation centers helps us develop products to meet local requirements. We have approximately 22 significant sites spread throughout the world, with 14 in Europe, including two in Germany.

      In fiscal 2002, we spent €1.154 billion, or 11.96% of ICN total sales, on research and development, compared to €1.307 billion, or 10.1% of total sales, in fiscal 2001. Our recent product introductions and research and development efforts reflect our focus on next generation switching/IP convergence, next generation access and next generation optics. In the field of convergence, we continue to develop and refine our HiPath brand network products, which allow real-time voice and multimedia communications over local area networks, as well as our SURPASS brand, a carrier-grade network solution, that allows real-time voice and multimedia communications in public service provider networks.

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

      The worldwide communications industry continues to change in important ways:

      Growth in data communications traffic. The growth of the Internet, company-based intranets and local area computer networks as means of transmitting information require networks that can carry large amounts of different types of information at high speeds.

      Convergence of data, voice and video communications. With the blurring of distinctions between voice, data and video information in the form of digital transmission, there is a growing trend towards carrying all information over a single high-speed network able to handle large amounts of digital traffic, rather than through separate voice and data networks. This trend has been accompanied by higher traffic volatility within networks, which increasingly require systems that can manage such volatility automatically.

      Deregulation of communications markets and privatization of communications providers. Throughout the world, governments have been deregulating communications markets and opening them to competition, as well as selling their stakes in state-owned communications providers. This trend originally led to higher investments in communications networks by new or newly private companies, as well as more rapid development of new communications products and applications. More recently, however, the inability of many carriers, especially new entrants, to increase revenues at anticipated rates has combined with financing constraints to reduce overall levels of network investment.

      In response to these trends, ICN has focused its strategy on packet-switched network technology providing network solutions to our customers based on IP and designed to transport voice, video and data over a cost-

efficient, future-oriented platform. For new entrants to the telecommunications market we offer consulting services, innovative products and, in cooperation with Siemens Financial Services, vendor financing.

      Changes in the worldwide communications industry over the past several years continue to have an impact on our competitive environment. Like us, traditional voice communications competitors such as Alcatel, Lucent and Nortel have expanded their data communications activities. Conversely, companies such as Cisco Systems, which formerly focused on intra-company data networks, have in recent years acquired voice communication capacity and have begun to provide products and services to carriers. In addition to the companies mentioned above, other major competitors include Ericsson, Fujitsu and NEC. We also expect increasing competition from new entrants, for example Huawei from China. In the enterprise market, established PBX suppliers (PBX stands for “private branch exchange,” a telephone switching platform for private customers) have begun to focus on IP convergence solutions, and new IT providers have entered the market with the first versions of real-time communication and multimedia platforms.

      For ICN, market conditions continued to deteriorate in fiscal 2002, due largely to the ongoing downturn in capital expenditures among telecommunications operators, particularly in the United States and Germany. The demand for voice over IP and multimedia applications in the enterprise market has also been lower than anticipated. Given these difficult market conditions, ICN’s orders declined by approximately 31% in fiscal 2002.

      In response to these market conditions, ICN has undertaken comprehensive adjustments to its cost structure and business portfolio and intensified its efforts in working capital management. We are continuing to implement our Profitability and Cash Turnaround (PACT) Program, begun in fiscal 2001, which is aimed at improving management of working capital, cutting costs, reducing personnel, consolidating our worldwide manufacturing structure and optimizing portfolio management. In connection with our PACT Program, we are proceeding toward the goals of reducing our overall worldwide headcount by 20,500 and cutting our worldwide manufacturing capacity by approximately half. See Item 5: “Operating and Financial Review and Prospects—Fiscal 2002 Compared to Fiscal 2001—Segment Information Analysis—Operations—Information and Communications.”

      The large size of some of our projects occasionally exposes us to risks associated with technical performance, a customer, or a country. See “—Long-Term Contracts and Contract Losses.” In the recent past, we have not suffered significant losses in connection with such risks.

Information and Communication Mobile (ICM)

Year ended
September 30, 2002

Total sales	€11.045 billion
External sales as percentage of Siemens net sales	12.99%
EBIT	€96 million
Net capital employed	€1.973 billion
Employees	29 thousand

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

      Our structure comprises five divisions: Mobile Phones, Cordless Products, Wireless Modules, Networks and Solutions.

      Mobile Phones: We offer digital mobile phones in GSM 900, 1800 and 1900 MHz as well as in GPRS technologies for all customer segments. In addition, we offer mobile phones with combined GSM and time division multiplexing access (TDMA) technology. We build our major mobile phone products from a common platform to reduce production costs while allowing us to readily tailor features for different market segments. To broaden our mobile phone line, we continue to introduce high-end products such as smart phones and wireless PDAs. The core of our sales come from medium- and lower-priced phones designed for the consumer market.

      During fiscal 2002, we launched a variety of new products, including: the S46, designed for the United States market and our first mobile phone to combine GSM and TDMA technology; the M50/MT50, a mid-class Java-based gaming phone with “magic buttons” for direct access to applications and services; the A50, a phone for the low-end segment that supports enhanced messaging service (EMS), which allows the transmission of very long short messaging service (SMS) messages and specific graphics; the CL50, created for the Asian market with a clamshell design, a polyphonic sound chip and dual display; and the C55, our first phone that can be completely personalized, with recordable sounds, CLIPit covers, smart screen images and community building applications (such as instant messaging finders, friend finders and event guides). We sold 33.3 million mobile handsets in fiscal 2002, compared with 28.7 million mobile handsets in fiscal 2001. ICM is among the leading vendors of mobile phones worldwide, based on market share data as of June 30, 2002 (Source: Gartner Dataquest, November 2002).

      Since the end of fiscal 2002, in order to take advantage of the shift to GSM wireless networks in the United States, we have launched several new phones tailored for the United States market: the A56, designed to meet everyday communication needs; the M46, which offers personalization options and JAVA technology, and which will be marketed exclusively through T-Mobile US (Voicestream); two new models that offer consumers expanded entertainment options, the CT56, which we designed for Cingular Wireless, and the C56; and the S56, which has a color display, Multi Media Messaging (MMS) capability, Bluetooth technology and an attachable camera. In addition, Siemens and AT&T are now co-branding the SX56, a combination phone and pocket personal computer already available in the United States. We have also announced the launch of the Asian and European counterparts of the S56 (the S57 and the S55, respectively).

      In addition, we recently shipped our first third generation (3G) consumer product, the U10, to selected operators for testing in connection with 3G network trials. The U10 is the first product to result from our technical collaboration with Motorola described below.

      Currently, we rely on Infineon and Intel as significant suppliers of semiconductors and other components for mobile handsets.

      Cordless Products: Our cordless products portfolio, based on digitally enhanced cordless technology (DECT), covers the entire range of products for the consumer, home office, and small business segments.

      In fiscal 2002, we launched the newest member of the Gigaset 4000 family, the Gigaset H49xx, which allows wireless home networking with higher data rates. Cordless Products has also played an important part in the introduction of standardized SMS protocols for the fixed network in Europe.

      Wireless Modules: Our Wireless Modules division produces communication modules based on the GSM standard. We have also developed communications modules based on the GPRS standard, including the first dual-band 900/1800 MHz GPRS class 8 Module MC35, which came on the market in October 2001, and the newer class 10 Module, offering an increased data rate. Our communication modules enable wireless voice communications and machine-to-machine data transfer. Our customers include them in personal data assistants, smart phones, vending machines, traffic control systems, burglar alarms, measuring instruments, navigation systems, automotive communication systems and other electronic systems and devices.

      Networks: The Networks division provides wireless network operators with a complete range of products for building, expanding, and enhancing GSM, GPRS and UMTS (W-CDMA, TD-SCDMA) mobile network technologies as well as microwave networks. The division’s product portfolio includes base stations and switching systems for mobile communications networks and microwave technology systems for faster and more cost-effective network rollout. Additionally, the division offers hardware and software platforms that enable the delivery of prepaid, payment and location-based services. Based on estimated market share at September 30, 2002, our Networks division is among the leading global providers of GSM networks and prepaid services.

      ICM’s current mobile network products, systems and solutions are designed to support the GSM standard and GPRS and EDGE technology, as well as an entirely new generation of ICM products based on the international UMTS standard (3G). UMTS offers faster and more reliable transmission of voice, data and multimedia communications over mobile phones through higher efficiency and speed of radio transmission. These new types of mobile network are expected to provide a platform for wireless Internet access and a variety of new applications. Supported by Mobisphere, our joint venture with NEC, we are currently involved in 18 contracted 3G network projects. Despite the uncertainty surrounding the timing of the buildout and deployment of UMTS networks, we believe we are well positioned in the European UMTS market at this early stage. We are currently working on the rollout of W-CDMA infrastructure in several Western European markets.

      Solutions: This division offers its customers the integration of mobile applications and content packages. The Solutions division focuses on customized solutions in the areas of multimedia streaming, messaging, Java download services and location-dependent services, which use the Networks division’s platforms as well as third-party technology platforms to provide applications tailored to customer needs. The division provides these solutions in conjunction with a comprehensive partner program, including a strategic partnership with PacketVideo, a leading global provider of videostreaming technology. In addition, we offer first-class messaging solutions together with our strategic partner Openwave. Our main customers are mobile network operators, and also mobile internet service providers. We offer them customized solutions including project-driven design, integration and hosting services.

      Fujitsu Siemens Computers, ICM’s 50% joint venture with Fujitsu headquartered in Amsterdam, has manufactured and marketed personal computers, laptops, workstations, servers, mainframes and high capacity data storage devices since 1999. The Managing Board has determined that the operations of this joint venture do not fit within the product portfolio of ICM. Accordingly, as of October 1, 2002, the 50% joint venture investment in Fujitsu-Siemens was transferred from ICM and is now managed as a centrally-held investment to allow Siemens to assess its options with respect to the strategic direction of the joint venture.

      In July 2001, we established Siemens Mobile Acceleration GmbH to make strategic investments in start-up companies in the mobile business field. Our Networks division has continued to be involved in its joint venture Mobisphere, located in the United Kingdom, to develop 3G mobile radio infrastructure elements. Siemens holds a 51% stake in Mobisphere, while NEC of Japan holds 49%.

      In fiscal 2002, our Mobile Phones division established collaborative relationships with Nokia, Motorola and Symbian. These include the following:

•	In May 2002, we agreed with Nokia on a framework for the implementation of mobile terminal software based on open standards, with the goal of achieving maximum interoperability between mobile devices and applications. In addition, our Mobile Phones division has licensed the Nokia Series 60 software platform, which is designed to be one of the main software standards for smart phones and next generation handsets, and started working with Nokia on its further development.

•	Motorola has agreed to provide our Mobile Phones division with specially customized versions of its 3G terminals for use in its handsets. Our Mobile Phones division has also agreed to develop its own mainstream UMTS terminals using Motorola’s i.300 Innovative Convergence™ 3G platform.

•	We have also acquired a 5% stake in Symbian, a joint venture involving wireless industry leaders, such as Nokia, Ericsson, Matsushita, Motorola, Psion and Sony Ericsson for the development of open standard operating systems, to promote smartphones based on Symbian operating systems and to contribute our experience to the future technical, product and strategy development of Symbian operating systems.

      Other collaborative ventures include our Solutions division’s strategic partnerships with PacketVideo, a leading global provider of videostreaming technology, and our Networks division’s Original Equipment Manufacturing (OEM) agreement with Idetic, an innovative mobile Internet company. ICM is also a member of OMA, the Open Mobile Alliance, which is a standardization body for mobile applications. OMA has approximately 230 member companies covering the entire value chain of the mobile telecommunications business: mobile operators, wireless vendors, IT vendors and content/service vendors. OMA’s goal is the creation of an open mobile software and services market through the global standardization of mobile services architecture.

      In fiscal 2002, we spent €1.231 billion, or 11.1% of ICM’s total sales, on research and development, compared to €1.257 billion, or 11.1% of total sales, in fiscal 2001. In addition to our significant long-term development efforts in UMTS, we have focused development efforts on GPRS and EDGE technology. We are also continuing our collaboration with the China Academy of Telecommunications and Technology, particularly with respect to air interface standards (TD-SCDMA).

      The technology relevant to our business continues to grow more and more complex, and the functionality of different products increasingly overlaps. As a result, ICM, like other competitors in the wireless market, may be more likely to face patent infringement and other intellectual property-related claims, which could have a negative impact on our competitive position.

      Our Mobile Phones and Cordless Products customers are primarily large telecommunications companies and consumer retailers. Our Cordless division also sells cordless and corded telecommunications equipment to ICN for resale to business customers as part of complete telecommunications solutions. Customers of our Wireless Modules division primarily include car vendors, IT vendors and other businesses. Customers of our Networks division primarily include mobile network operators. Customers of our Solutions division also include mobile network operators, as well as service providers and a variety of enterprises.

      In fiscal 2002, we made progress in building our North American customer base as network providers in the United States shift to GSM technology. The Networks division made a significant entry into the United States market with a large order from Cingular. The Mobile Phones division has added AWS (AT&T Wireless), T-Mobile US (Voicestream), and Cingular as its major customers.

      We have provided, and expect to continue to provide, some of our customers with various forms of direct and indirect financing in connection with large infrastructure projects, including build-outs of 3G networks. See Item 5: “Operating and Financial Review and Prospects—Customer Financing.”

      Our products and services are sold through our own sales units in over 70 countries, as part of Siemens’ worldwide network of regional sales units.

      The following chart shows the geographic distribution of ICM’s total sales in fiscal 2002:

ICM 2002 Total Sales by Region

      We have approximately ten significant manufacturing and assembly locations worldwide, including six in Europe, of which four are located in Germany.

      With increasing mobile phone penetration and the maturing of the GSM network market, the markets for mobile phones and wireless network products have continued to suffer, particularly in Europe. In fiscal 2002, as in fiscal 2001, demand for mobile phones was impacted by unfavorable economic conditions and saturation, and the industry suffered from excess inventories, oversupply and significantly reduced market prices for mobile handsets. Demand in the wireless network market declined significantly in fiscal 2002, and we currently expect a further decline in the current fiscal year. The prospects for stabilization and recovery in both the mobile phone and network markets will depend on various factors, including: the timing and rate of investment in third-generation (UMTS) infrastructure and products, the timing and success of the commercial launch of 3G products and services and their widespread acceptance by consumers, and a general improvement in consumer confidence. These developments remain problematic, in part due to uncertain worldwide economic conditions and the severe financial constraints to which many wireless network providers are subject.

      In response to these difficult market conditions, ICM initiated various cost-cutting programs in fiscal 2001 and has continued to execute them in fiscal 2002. Our Mobile Phones division has reduced its inventories significantly and instituted cost-cutting measures so as to restore its profitability in fiscal 2002. We also outsource a portion of our mobile phone production to third parties. Our “Top on Air” program, an additional program to reduce costs, including headcount reductions, has been implemented at our Networks division in fiscal 2002. We will continue the program in fiscal 2003 in order to further reduce our costs and adjust to the ongoing challenges of the market environment. See Item 5: “Operating and Financial Review and Prospects—Fiscal 2002 Compared to Fiscal 2001—Segment Information Analysis—Operations—Information and Communications.”

      On an ongoing basis, demand for our products, systems and solutions depends on continuing growth in communications and information technology use in the areas and standards we serve. The mobile phone industry is in transition from a voice-centered market to one that includes significant data services, and future demand for wireless equipment may depend on the availability and acceptance of such data services, as well as worldwide economic conditions. Demand for wireless equipment will continue to be affected by the financial constraints facing most telecommunications operators, especially in Europe, which limit their ability to invest in wireless infrastructure. Demand for our mobile and cordless phone products also typically fluctuates by season, with most of our sales historically occurring around the Christmas holidays. Due to generally short product life cycles in our mobile handset and personal computer business, to remain competitive we must be able to design and successfully bring new products to market quickly and in sufficient amounts to meet customer demand.

      We compete with both large, established mobile handset and network telecommunications manufacturers and computer companies with a broad focus as well as smaller start-up companies concentrating on particular market niches. Although competition differs by type of product, consolidation in this industry is occurring rapidly as companies adjust to address the increasing convergence of voice, data and multimedia communications. Some of our most significant competitors include Nokia, Motorola, Lucent Technologies, Nortel, Ericsson, Sony-Ericsson and Samsung in mobile phones and mobile networks and Matsushita, Atlinks, Panasonic and VTech in other digital communications products. In mobile networks we are beginning to face new low-cost competitors, such as Huawei of China. In mobile phones Nokia and Microsoft have begun licensing their open standard operating systems to other handset manufacturers that compete with us. As a general matter, the most important competitive factors in our business include speed in technological innovation and product design, the ability to design products compatible with the existing dominant standards, the ability to manufacture products in sufficient quantities to meet demand and the ability to attract and retain engineering talent necessary to develop products for emerging standards.

      Several recent or proposed governmental actions may have an impact on our sales and costs. These include the harmonization of consumer warranty periods at 24 months in member states of the European Union (EU), which doubles the length of the warranty period in Germany; the possible establishment in the EU and other major markets of limits on the Specific Absorption Rate or “SAR” for hand-held phones and other devices (the SAR is a measure of the rate at which radio frequency energy is absorbed by the body); and possible environmental regulations, especially in Europe, concerning the disposal of used electronic equipment and the reduction of hazardous waste. See “—Environmental Matters.” At present, it is too early to tell what impact these developments might have on our sales or profitability.

Siemens Business Services (SBS)

Year ended
September 30, 2002

Total sales	€5.773 billion
External sales as percentage of Siemens net sales	5.01%
EBIT	€101 million
Net Capital Employed	€264 million
Employees	34 thousand

      Siemens Business Services provides information and communications services to customers in industry, the public sector, telecommunications, transport, utilities and financial services. SBS designs, builds and operates both discrete and large scale information and communications systems, and provides related maintenance and support services.

      Siemens established SBS in 1995 to provide information technology services to Siemens and build external business. SBS became a separate segment of Siemens in October 1998. SBS has expanded its activities to encompass the design and building of information technology systems, initially for Siemens and increasingly for external customers, who now account for approximately 73% of total sales. SBS has also expanded into the operation of communications systems to provide comprehensive information technology and communications solutions from a single source. We create these solutions for customers by drawing on our management consulting resources to redesign customer processes, our professional services to integrate, upgrade, build and install information technology systems, and our operational capabilities to run these systems on an ongoing basis. In fiscal 2002, we generated approximately 32% of our total sales from our project-driven solutions business, 46% from operations-related services and 22% from product-related services.

      In fiscal 2002, we reorganized our divisions from a regional-oriented structure to one that reflects the types of services we offer: project-driven solutions, operations-related services and product-related services. This structure continues to be supported by a regional organization according to geographic area.

      SBS provides information technology solutions and services designed to support and optimize the following core processes of its customers:

•	customer relationship management, to assist business in aligning their organizations to better serve the needs and requirements of their customers; in this area, SBS offers solutions for integrated management of all sales, marketing and customer care activities, including operation of call centers and the supply of sales control systems that allow businesses to follow and maintain their customer relationships by gathering and analyzing sales information;

•	business information management to improve our customers’ business processes, by electronically structuring, processing, analyzing and evaluating data and information, and making it available around the clock; our portfolio in this area includes services and solutions for business information, document and product data management;

•	supply chain management to facilitate the efficient interplay of all of a business’s operational processes with those of its suppliers, from receipt of orders through production and shipment, enabling optimization of delivery times, capacities, inventories and production processes and cost reductions; SBS offers a complete portfolio of offerings in this area from planning, design and implementation of a customer’s production and logistics information technology systems to the operation of production and logistics systems as an outsource services provider;

•	enterprise resource management to optimize a customer’s internal management and production processes through the supply and support of configurable software packages for integrated management of a wide variety of the customer’s business processes, from procurement to manufacturing and distribution to treasury management and accounting functions in different industries; SBS tailors standard software packages to a customer’s requirements to create a solution, optimizes it, makes it available throughout the enterprise and offers global, around-the-clock support for it; and

•	e-commerce systems and solutions in a range of industries that allow customers to offer a variety of Internet-based services through design and implementation of software for on-line media, communications and transactions.

      Most of the design and consulting services provided by our consultants relate to information technology and communications systems that we also build or operate. As required by the customer, in a information technology outsourcing arrangement we can operate an entire information technology system or provide only one or more discrete services, from data storage and processing to billing. We also provide technical support and maintenance of existing information and communication systems. Going forward, SBS will focus its outsourcing activities on its IT core competencies. SBS is a partner of SAP, Microsoft, Siebel, i2 Technologies, Oracle, Toshiba and Computer Associates and can design and build systems and provide services using their software.

      Our group’s focus is on industry (including Siemens), the public sector, telecommunications, transportation, utilities and financial services. Siemens businesses collectively continue to be our largest customer. Nevertheless, the percentage of our revenue derived from Siemens has declined, due in part to market conditions, which have led to a general decline in IT budgets across all Siemens business segments, and in part to the deconsolidation of Infineon. Although we compete with external service providers for all Siemens contracts and each Siemens business segment determines on an arm’s length basis whether to do business with SBS, we remain the largest supplier of information technology and communications services to Siemens.

      SBS is active worldwide in more than 50 countries. We have traditionally generated most of our sales in Germany, followed by a significant percentage of sales to European countries outside Germany. SBS has its own sales and delivery force, as well as relationships with local companies that act as dedicated delivery partners in certain smaller countries.

      The following chart shows the geographic distribution of SBS’s total sales in fiscal 2002:

SBS 2002 Total Sales by Region

      Continuing weakness in the IT services market, and in the e-business sector in particular, has reduced demand across our market segments. In response, we continue to concentrate on improving our profitability through cost-cutting measures, including adaption of capacity, primarily through work-hour reductions and limitations on personnel outsourcing, as well as several programs intended to enhance our operational efficiency. See Item 5: “Operating and Financial Review and Prospects—Fiscal 2002 Compared to Fiscal 2001—Segment Information Analysis—Operations—Information and Communications.”

      Our most significant competitors vary by region and type of service. A few are global, full-service IT providers of such as IBM’s Global Services division and EDS. Our competitors that focus more narrowly on specific regions or customers include T-Systems, a unit of Deutsche Telekom AG, in Germany and Atos/Origin in France and the Netherlands. Those focusing on a particular service include Accenture (formerly Andersen Consulting) in consulting, Cap Gemini/E&Y in systems integration and Affiliated Computer Services in outsourcing. As a service business, SBS needs a strong local presence and the ability to build close customer relationships and provide customized solutions while achieving economies of scale and successfully managing risks in large projects.

      Difficult market conditions have led to a consolidation among our larger competitors, as reflected by the following developments: the acquisition of PwC Consulting by IBM’s Global Services division, the acquisition of KPMG Consulting’s United Kingdom and Netherlands businesses by Atos/Origin, and the merger of Hewlett-Packard with Compaq. In addition, many recently founded companies have either become marginal competitors or gone out of business. Nevertheless, the markets in which we operate remain fragmented.

      The large size of some of our projects occasionally exposes us to technical performance, customer or country-related risks. In the recent past, we have suffered significant losses in connection with such risks. Risks associated with long-term business process outsourcing contracts also remain a management focus at SBS. See “—Long-Term Contracts and Contract Losses.”

Automation and Drives (A&D)

Year ended
September 30, 2002

Total sales	€8.635 billion
External sales as percentage of Siemens net sales	8.84%
EBIT	€723 million
Net capital employed	€2.197 billion
Employees	51 thousand

      Our Automation and Drives group is a market leader for factory automation, offering standard and customized electronic and electro-mechanical products and systems for industrial and electrical installation applications, as well as comprehensive automation solutions for durable goods manufacturing and certain raw materials and materials processing industries.

      We offer products, solutions and services in four main areas, which combine various internal organizational units: low voltage control and installation technology; manufacturing automation; motion control and drive systems; and process automation.

      Low voltage control and installation technology products include low voltage switchboards, circuit protection and distribution products and command and signaling devices. These products are used in the control cabinets of switchgear and control gear manufacturers and automation providers, who in turn serve producers of mechanical and electrical machinery and companies in the construction industry. We also offer electrical installation products such as circuit protection systems, small distribution board systems, wiring devices, switches and sockets for the distribution of electricity in residential and industrial buildings. Our modern “bus” systems for communication and monitoring, which link products and systems together and to building automation systems, are used principally in residential buildings and large commercial facilities such as plants and office buildings. In this area, we increasingly combine systems designed to optimize power distribution and management, which we market under the name “totally integrated power,” with factory automation systems, which we market under the name “totally integrated automation.”

      Manufacturing automation products include programmable logic controllers (PLCs), human machine interfaces (HMIs) for integrated automated systems using a single system platform, and industrial communications systems. Our main customers are the durable goods and capital equipment industries, especially mechanical engineering companies. In addition, we integrate these products into industry- or customer-specific hardware and software solutions and, for the automobile industry, plan, engineer and sell complete manufacturing automation solutions. Our products continue to keep pace with innovations in software and Internet-based capabilities.

      Motion control and drive systems products include motors, drives and computerized numerical controls (CNCs) for machine tools, as well as automation and drive equipment for all types of production machines and material handling equipment. We also sell motors and drives from low to high voltage for various applications in different industries and in infrastructure facilities. Applications include rolling mills and ships, engines for all kinds of rail vehicles and ventilation and water and waste water transportation systems. Recent product introductions include a motor whose winding made of high-temperature superconducting materials enables energy-efficient operation over long time periods.

      Process automation engineers and sells process instrumentation and analytics to companies in the raw materials and other materials processing and capital equipment industries. We plan, engineer and sell complete solutions that integrate these products for specific applications in the chemical, pharmaceutical, food and beverage, and non-metallic minerals industries. We use our computerized process control system which we continually develop as the basis for our batch and process solutions.

      In all of our business groups, we supply consulting, design and support services to our customers, both independently of and as a part of our sales contract work.

      To offer our customers a broad portfolio of products and systems as a “one stop shop” supplier, we are strengthening our market position through acquisitions and joint ventures in the field of process instruments and drive systems.

      We sell our products primarily through our own sales force in Germany and through dedicated personnel in Siemens’ worldwide network of regional sales units. We also sell a significant proportion of our products to original equipment manufacturers and third-party distributors for resale to end users. The majority of our sales to third parties goes to industrial customers in the mechanical and electrical machines industries. A significant portion is also made to distributors, system and software houses and engineering offices. For example, we reach customers for our electrical installation products and systems in the building construction industry through third-party distributors.

      For many years, we have also cooperated closely with customers in the automotive and chemical industries and we are working to expand both our business and our cooperation in this area. To meet the distinctive needs of our customers in these industries, we have developed a broad range of products tailored to specific industry segments, thus increasing efficiency in the planning, construction and commissioning of plants. Other Siemens business groups, such as Transportation Systems (TS), Industrial Solutions and Services (I&S) and Power Generation (PG), considered together, traditionally comprise our largest single customer, accounting for approximately 14% of our total sales in fiscal 2002. Since a portion of our business involves contracts for large scale automation solutions, our list of significant customers may vary significantly from year to year.

      The following chart shows the geographic distribution of A&D’s total sales in fiscal 2002:

A&D 2002 Total Sales by Region

      We have 53 significant manufacturing and assembly locations around the world, including 22 in the Americas, nine in Asia, and 22 in Europe, of which eleven are located in Germany.

      In fiscal 2002, we spent €511 million, or 5.92% of A&D’s total sales, on research and development, compared to €498 million, or 5.6% of total sales, in fiscal 2001. Our research and development efforts are currently focused on implementing technological progress in micro-electronics, software technology and industrial communication into our products, systems and solutions; improving the usability of our products; and enlarging the field of our activities.

      Worldwide economic conditions have deteriorated over the past year, causing a sharp drop in investment in machinery and equipment. This development had a negative effect on our sales volumes and order intake. Our business activities in the United States have experienced the most significant decline, following a downward trend in the North American automotive and machinery sectors where a large number of our customers is concentrated. Our European business was less severely affected because the European automotive industry was able to better withstand the market downturn due to favorable exchange rates and strong product portfolio.

      An important goal in light of current economic conditions is sales growth in our traditional markets in Germany and Western Europe and continued expansion in the Americas and the Asia-Pacific region, in particular China. In addition, we intend to increase our profitability through productivity improvements and continuous cost management. In this regard, we have reduced headcount at our U.S. operations, consolidated production facilities and shifted production to lower cost locations. We have also optimized our portfolio through disposal of low-margin and non-core operations during fiscal 2002, such as the sale of Elmo Vacuum Technology GmbH, a company specializing in vacuum pumps and compressors. See also Item 5: “Operating and Financial Review and

Prospects—Fiscal 2002 Compared to Fiscal 2001—Segment Information Analysis—Operations—Automation and Control.”

      Over the last several years, consolidation in our industry has occurred on multiple levels. Suppliers of automation solutions to manufacturing companies have supplemented their activities with drives technology. Suppliers of manufacturing and process control systems are cooperating or combining through acquisitions or cooperative ventures with suppliers of field technology and outsource facility operation and monitoring activities to form comprehensive automation suppliers. The rate of consolidation has slowed due to the economic downturn, however, which has compelled some competitors to divest parts of their businesses.

      Intense competition and rapid technical progress within this industry place significant pressure on prices. Average product lifetimes in our businesses tend to be short, typically from one to five years after introduction, and are even shorter where software and electronics play an important role. Product lifetimes tend to be longer in motors and in circuitry. We estimate that approximately 75% of our total sales in fiscal 2002 was generated by products that were introduced within the last five years.

      Our principal competitors ABB, Emerson, Honeywell, Rockwell and Schneider have broad business portfolios similar to ours. We also compete with specialized companies such as Eaton, Omron and Fanuc. Our U.S. competitors traditionally have had strong positions in software technologies, while some Japanese companies have generally focused on large-scale production and cost cutting. Most of our major competitors have established global bases for their businesses. In addition, competition in the field has become increasingly focused on technological improvements to electronics and software.

Industrial Solutions and Services (I&S)

Year ended
September 30, 2002

Total sales	€4.480 billion
External sales as percentage of Siemens net sales	4.02%
EBIT	€(198) million
Net capital employed	€315 million
Employees	29 thousand

      Industrial Solutions and Services provides innovative solutions and services designed to enable our customers to improve their competitiveness. Our offerings cover the entire life cycle of industrial and infrastructure facilities, from consulting and planning through installation, operation, integration of IT-solutions, maintenance and modernization.

      Our four core competencies are:

•	industry sector solutions for customers in materials processing industries and infrastructure-related industries including automation, instrumentation, drives, power distribution and control systems;

•	information technology solutions that enhance productivity in facilities for manufacturing and materials processing by linking different levels of automation, process control and management information systems;

•	technical services including plant construction and modernization, on-call and logistics services and integral plant maintenance, as well as auxiliary process management services provided to customers in a broad range of industries; and

•	traffic control including traffic guidance systems and transport telematics, enables us to integrate different technologies and services into solutions for modern traffic management, resulting in improved traffic mobility.

      In fiscal 2002, I&S was organized into six divisions. Four of our current divisions use their industry-specific expertise to design and deliver industry sector solutions tailored to customers’ needs in the industry sectors listed below:

      Metals, Mining and Paper Technologies provides automation and process control systems, drive systems and electrical equipment used in plants that make, roll and process steel and in mills producing pulp and paper. For the open-pit mining industry we offer solutions including electrical power, drive and automation systems for bulk material handling and processing.

      Oil & Gas and Water Technologies offers solutions for off- and onshore operations of the oil and gas industry, including power- and integrated drive systems, automation, process control and information technology. In this industry, our solutions and services address both upstream exploration as well as midstream transportation and pipeline activities. In the water/wastewater sectors, our offerings range from industry specific solution packages (e.g., process simulation) to supplying the entire spectrum of automation, process control, drive systems and electrical equipment for plants.

      Infrastructure and Marine Solutions provides automated airport ground traffic guidance and control systems and the electrical equipment used in seaport freight handling systems. We also deliver propulsion drives and integrated electrical systems for ships as well as fuel cells for submarines. In addition, we provide alternative power solutions such as combined heat and power plants. We also specialize as a general contractor for large- and medium-sized wind farms.

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

      Industrial Services is our largest division, typically accounting for over half of I&S’ total sales. It is responsible for our industrial technical services activities, providing a wide range of technical services covering each stage of the life cycle of industrial plants, infrastructure facilities and utilities. We serve customers in a variety of industries. Under the trade name Siemens Industrial Services we provide engineering and general contracting services for plant construction and modernization and deliver on-call and logistics services, maintenance services, including predictive maintenance, as well as auxiliary process management services. We also provide plant decommissioning services. We are active globally on a local basis through a network of about 300 service locations in more than 90 countries with nearly 21,000 employees. Our strong local presence allows us to be close to our customers, increasing speed and efficiency in delivering our services.

      IT Plant Solutions is our division responsible for information technology plant solutions. It provides high value-added solutions for the growing market in advanced industrial information technology and industry-specific manufacturing execution solutions. This division provides consulting services, software applications and system integration to deliver solutions tailored to specific industries, such as oil and gas, petrochemicals, food and beverage, metals and mining and pulp and paper. By integrating the shop floor with production operations and business management, our information technology solutions manage the intricate flow of information among these levels and optimize production processes, thereby creating an “intelligent plant.”

      Beginning with fiscal year 2003, we will reorganize our business into four divisions: Industrial Plants, Industrial Services, IT Plant Solutions and Intelligent Traffic Systems.

      Together with the planned reorganization of our divisions in fiscal 2003, in the current fiscal year, we initiated a plan to rationalize our organization and business portfolio to address declining earnings and improve competitiveness. Our goal is to focus I&S on its core competencies and higher margin businesses. In this regard, we have initiated productivity improvement and cost reduction programs. In addition, we intend to optimize our business portfolio. Activities which we have identified as outside of our main competencies, such as the development and production of printed circuit boards and the operation of repair facilities, will be divested or transferred to other Siemens groups. The rationalization plan will result in the reduction of headcount through attrition, early retirement and voluntary and involuntary terminations. In fiscal 2002, I&S incurred severance charges in connection with the plan to eliminate approximately 1,600 positions. Talks on further arrangements with the employee organizations are underway. See also Item 5: “Operating and Financial Review and Prospects—Fiscal 2002 Compared to Fiscal 2001—Segment Information Analysis—Operations—Automation and Control.”

      We are a multiple source vendor and selectively purchase products and systems regardless of their manufacturer. We cooperate extensively with Siemens’ A&D and PTD groups, integrating their products and systems into the solutions we design and deliver.

      In Europe, our primary goal is to increase our business outside of Germany. We are also seeking to continue our growth in the Americas and Asia.

      Our industry sector divisions derive their sales revenues primarily from projects awarded on the basis of internationally solicited tenders. Our Industrial Services division provides its services to numerous customers across a variety of industries, as well as to our industry sector divisions and other Siemens businesses. While services provided to Siemens traditionally account for the most significant portion of the total sales of Industrial Services, accounting for approximately 50% of its sales in fiscal 2002, our goal is to expand the portion of services we provide to outside customers.

      We market our services to our customers primarily through our own dedicated sales force, supplemented by Siemens’ worldwide network of regional sales units. We derive most of our total sales revenue from Europe and a smaller, but significant, amount from the Americas. In fiscal 2002, we generated about 51% of our total sales from projects and services performed outside Germany. The following chart shows the geographical distribution of I&S’ total sales in fiscal 2002:

I&S 2002 Total Sales by Region

      Most of our research and development is undertaken in connection with specific projects for our customers, and our reported research and development expenses do not reflect those activities. Therefore, I&S does not traditionally incur high expenses relative to sales for research and development. In fiscal 2002, we spent €44 million, or 0.98% of I&S’ total sales, on research and development, compared to €48 million, or 1.1% of total sales, in fiscal 2001. Our principal ongoing research efforts relate to industrial information technology, innovative automation, drive systems and power supply as well as e-solutions. These include, for example, Internet-based technologies, such as remote commissioning, diagnosis, monitoring and control of industrial systems and facilities. We are also developing self-training expert systems for improved plant diagnosis and troubleshooting as well as tools for plant simulation in order to optimize plant efficiency in areas such as production output and energy consumption.

      Our competitors vary by business area and region. They range from large diversified multinationals to small, highly specialized local companies. I&S’ main competitors internationally include ABB, General Electric, Honeywell, Invensys and Alstom. Our Industrial Services division also competes with a large variety of small locally based suppliers of contracting, maintenance and support services. Unlike our principal competitors, we have not limited our Industrial Services business to particular industries, allowing us take advantage of the growing demand for outsourced maintenance and support services in a variety of industries, including those for which Siemens does not provide products or systems and irrespective of the manufacturer of the original system or facility. We believe that our competitive advantage is our unique combination of competence in the industry sector, information technology and technical services fields.

      The large size of the projects performed by our industry sector divisions occasionally exposes us to risks related to our technical performance, to a customer or to a country. For further information on such risks, see “—Long-Term Contracts and Contract Losses.” We have not experienced material losses in the past in connection with these risks.

Siemens Dematic (SD)

Year ended
September 30, 2002

Total sales	€2.995 billion
External sales as percentage of Siemens net sales	3.44%
EBIT	€45 million
Net capital employed	€975 million
Employees	12 thousand

      Siemens Dematic designs, engineers, manufactures and sells factory automation and logistics automation equipment, systems and solutions, postal automation, electronics assembly systems and internal transport systems for on-site use. SD was formed by the merger in April 2001 of the former Siemens Production and Logistics Systems with Atecs Mannesmann Dematic Systems group. As a result, we became the largest participant in the material handling automation market overall. Our business consists of three divisions: Material Handling Automation, Postal Automation and Electronics Assembly Systems.

      Our Material Handling Automation division designs, manufactures and assembles integrated distribution and factory logistic systems. We are organized into three regional business groups covering Europe, the Americas and Asia-Pacific. Each group consists of local market oriented units serving different customer segments. We automate materials flow, handling and logistics processes for major retail and wholesale operations and durable and non-durable goods manufacturers through our Distribution, Industrial and Automotive units. Our Warehousing, Government, Postal & Parcel Operations (for government contracts) and Airport-Baggage/Cargo units automate parcel, freight, baggage and cargo handling for third-party warehousing and forwarding agents. Our core competencies in this division are globally standardized product and systems development, planning, information technology, material handling automation architecture and consulting in support of our systems sales. This division represents more than half of SD’s total annual sales.

      Postal Automation provides equipment for: sorting of both standard and large letters (so-called flats); reading and coding systems; postal information technology; and postal services such as product-related after-sales services, general contracting and presort operations. Key customers for this business are the traditional post and parcel services, including the German and U.S. postal services. Our potential customers include private parcel and package carriers, of whom UPS and TNT are current customers, and are served jointly with the Material Handling Automation division.

      In both our Material Handling Automation and Postal Automation divisions, we deliver value to our customers through the intelligent combination of electronics, software and mechanical elements in our integrated systems, solutions and services. Our products feature a wide range of transport systems and sorters. They are designed, using our industry specific knowledge, for precise control of materials flow and utilize optical character recognition systems in conjunction with complex computer software. Both businesses are involved in the design, manufacture, integration, installation and service of systems and solutions. Other Siemens businesses and outside sources typically supply us with various components. For example, we purchase our electro and electronic equipment, including drives and programmable logic controllers, and some software from Automation & Drives (A&D). Our Material Handling Automation and Postal Automation divisions have been negatively affected by declining capital spending by the manufacturing industry and logistics and postal service providers. The effect has been exacerbated by excess capacity resulting in part from the cessation of operations by many Internet retail businesses, whose relatively new product-handling and logistics systems are offered for sale in secondary markets. In this adverse environment, the Postal Automation division secured in June 2002, an important order from the U.S. Postal Service for the production and installation of a new mail forwarding system, after the U.S. Postal Service lifted its investment freeze. Due to our large installed base in the postal market, we expect to maintain a profitable business volume over the coming years through value-added upgrading and servicing of this equipment base.

      We expect that going forward our Material Handling Automation division will benefit from an increase in demand from traditional customers investing in integrated solutions. We believe that these integrated solutions—including information technology systems and our industry knowledge—create an opportunity to increase our customer base. In addition, as formerly government-owned postal and airport authorities are deregulated and privatized, we believe that competition in the markets in which they operate will continue to increase. We expect that companies attempting to compete effectively will increase their investment in integrated, automated systems and technologies in order to improve their productivity and speed, creating an opportunity for us.

      Our Electronics Assembly Systems division’s principal products are surface mount technology (SMT) placement systems that automate the mounting of components onto printed circuit boards. These systems are capable of processing numerous component types and can be tailored to the requirements of individual line configurations by a complete modular platform concept. Our principal customers are manufacturers in the electronics field that use SMT, including manufacturers of mobile phones, handheld computers and automotive, industrial and consumer electronics, and, increasingly, electronic manufacturing service providers whose emergence reflects a growing industry trend towards outsourcing. Until recently, our focus has been on the technical qualities, speed and precision of our placement systems. Increasingly, we are designing, manufacturing and selling entire standardized SMT production line configurations, which integrate our SMT placement systems with the products of our strategic partners. With increased pressure on our customers to reduce assembly costs, we can now bring our total process knowledge to benefit the customer through these standard line configurations.

      This business has continued to experience the downturn which began in calendar year 2001 caused primarily by the decline in technology investment in the U.S. and the recession in the global telecommunications industry. The ongoing slow-down has negatively affected the level of sales and new orders and profitability in this division. We have reduced our production capacity in Germany and are shifting business focus to the Asia-Pacific region where many of our customers have moved their manufacturing locations.

      In addition to our core placement systems business, we are also actively developing new business opportunities in various innovative areas. For instance, we have recently began production of laser structuring machines that use a CAD-data controlled laser to transfer microstructures onto printed circuit boards. It enables high-density 50-micrometer structures adapted to the requirement of the trend toward miniaturization in the electronics manufacturing industry.

      In fiscal year 2002, we announced our intention to sell our Assembly and Plastics Technology business because the nature of this business, engineering and building unique equipment for customers, does not fit our overall strategy of offering standardized solutions.

      We distribute our products primarily through our own sales force in Germany and our own local Siemens Dematic distribution companies throughout the world.

      The following chart shows our sales broken down by region in fiscal 2002:

SD 2002 Total Sales by Region

      We have four significant manufacturing and assembly facilities in Germany and two in the United States.

      In fiscal 2002, we spent €153 million or 5.1% of SD’s total sales on research and development, compared to €147 million, or 5.8% of total sales, in fiscal 2001. Main areas of focus include our laser structuring machines in the Electronics Assembly business, as well as a new high performance SMT placement product. In the Material Handling Automation business, a main area of focus is so-called mechatronics. The objective of this initiative is the development of a globally applicable standard product family for conveyors. The aim is to reduce product and project costs (through increased economies of scale in manufacturing and project engineering, and reduction of project technical risks) and to increase the efficiency of our system development by improving repeatability, through increased modularity of our products and solutions.

      The current economic downturn has led us to increase our emphasis on improving profitability, including reducing costs by lowering headcount and consolidating our production facilities. In addition, we implemented a design-to-cost strategy that keeps customization of products within a targeted cost structure. These efforts also include a shift of resources and attention to what we view as the most promising markets, for example, in the case of Electronics Assembly Systems, from Europe and the Americas to the Asia-Pacific region. We have also focused on improving revenue generation from our service business. Furthermore, we have placed special emphasis on project management initiatives, in particular leadership development, additional training of project managers, performance controlling and benchmarking. Other measures designed to enhance profitability included increasing our efficiency in purchasing and reviewing our portfolio with a view toward divesting non-core activities. See also Item 5: “Operating and Financial Review and Prospects—Fiscal 2002 Compared to Fiscal 2001—Segment Information Analysis—Operations—Automation and Control.”

      Our main competitors in our Material Handling Automation and Postal Automation businesses are FKI Logistex (including the former Crisplant), Daifuku, Swisslog, Northrop Grumman, Lockheed Martin, Elsag, NEC and Pitney-Bowes. Other competitors operate within niche markets or market specialized technologies to their customers; these include Vanderlande, G&T Conveyor (which acquired BAE Division of Invensys) and Duerr. Competition in this area is strong due to weakened demand and excess capacity. Several of our competitors in the Material Handling Automation business have recently entered the U.S. market, a region from which we derive a substantial portion of our revenues. Major competitors of our Electronics Assembly Systems division include Fuji Machine, Panasonic, Assembleon (formerly Philips Electronics Manufacturing Technology) and Universal Instruments, a subsidiary of the Dover Group. In fiscal 2002, Panasonic introduced a product which competes directly with our key high speed electronic assembly system HS-50.

Siemens Building Technologies AG (SBT)

Year ended
September 30, 2002

Total sales	€5.619 billion
External sales as percentage of Siemens net sales	6.3%
EBIT	€195 million
Net capital employed	€1.778 billion
Employees	36 thousand

      Siemens Building Technologies provides products, systems and services for monitoring and regulating the temperature, safety, electricity, lighting and security of commercial and industrial property, tunnels, ships and aircraft. We also provide planning, management and technology-related electrical contracting services in connection with building projects. Finally, we operate and maintain entire building sites as an outside technical facility management service provider.

      SBT consists of the following six divisions:

      Security Systems offers solutions and services for electronic building security, including intruder detection and alarm systems, closed circuit television video surveillance, personal identification and building access control systems, as well as centralized monitoring and control of each of these individual systems.

      Fire Safety offers solutions and services to the non-residential markets for fire detection and protection, including computerized gas leakage and fire alarms and fire extinguishing systems, as well as comprehensive computer-based danger management systems that centrally monitor and control each of these individual systems.

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

      Building Automation offers solutions to the non-residential markets for regulating heating, ventilation and air conditioning (HVAC), electricity and lighting including computerized building automation systems that integrate and manage all of these functions for an entire building. In addition, the division offers maintenance and training services for its systems. Building Automation also provides energy performance contracting solutions, refurbishing buildings to improve their energy efficiency and provide the customer with a guaranteed level of energy cost savings. We also arrange for financing of the refurbishment.

      HVAC Products manufactures and sells controls, sensors, detectors, valves and actuators used in systems that regulate heating, ventilation and air conditioning, electricity and lighting in buildings and factories. This division sells to the Building Automation division and to original equipment manufacturers (OEMs), value-added partners and installers.

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

      Our customers consist of a large, widely dispersed group of locally-based building owners, operators and tenants, building construction general contractors, mechanical and electrical contractors, original equipment manufacturers of HVAC systems and wholesalers, specialized system builders and installers. Most of our sales are attributable to a large number of relatively small orders and we generate a significant portion of our sales from orders of €25,000 or less. Siemens is traditionally the only customer responsible for more than five percent of SBT’s total sales, accounting for 5.8% of SBT’s total sales in fiscal 2002.

      SBT has a decentralized business organization that combines a small central headquarters, design and manufacturing at sites in seven countries in Europe, North America and Asia and our own distribution network, consisting of approximately 500 wholly owned local sales, project execution and services branch offices in more than 40 countries. In order to improve synergies with Siemens’ regional companies, over the next few years, we plan to integrate SBT’s local organizations with the Siemens regional offices. For some markets, we also distribute our products, systems and services through a network of independent field offices and distributors. Our services businesses and sales network have a significant local presence arising from the need to be close to the customers and buildings that use our products, systems and services. Our manufacturing and design sites and our regional sales units with their branch offices are connected to each other and to our central management by a central communications network.

      The geographic focus of our business differs significantly by division. Security Systems, Fire Safety, Fire & Security Products, Building Automation and HVAC Products sell their products and systems throughout the world, with the majority of sales in Europe and the United States. These divisions currently aim to expand in selected Asian and South American markets. In contrast, our Facility Management Services division offers services primarily in Germany, Switzerland, Norway, Austria, Italy and Turkey.

      We generate most of our sales in Europe and the United States. The following chart shows the geographic distribution of SBT’s total sales in fiscal 2002:

SBT 2002 Total Sales by Region

      We have 14 significant manufacturing and assembly facilities worldwide, including ten in Europe, of which three are located in Germany.

      In fiscal 2002, we spent €171 million, or 3% of SBT’s total sales, on research and development, compared to €168 million, or 3% of total sales, in fiscal 2001. We are working to develop “open” system platforms and systems with backward and forward compatibility that will enhance product flexibility and protect a customer’s investment by allowing our customers to create linked systems with products of different ages from different suppliers. We are also working to develop “remote control” building automation systems that will allow the user to control a building’s maintenance, safety and security systems from a distance via the Internet.

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

      In recent years, our business experienced double-digit growth, in part through acquisitions, with some of our divisions growing faster than the market. In the near term, we plan to continue to grow profitable business fields at roughly the same rates as the market overall. We expect our Security Systems division to grow in part through cross-selling to existing customers of the Building Automation and Fire Safety divisions. The Fire & Security Products and HVAC Products divisions are making a wider range of their products available to third parties and are refocusing their sales and marketing functions to achieve stronger growth in third party customer channels. In addition, both divisions are expanding their offering of products and components for original equipment manufacturers, making more of our existing products available for offering on an OEM basis. Our Systems and Services divisions (Security Systems, Fire Safety, Building Automation and Facility Management Services) are using their current large installed base of building technology products and systems as a means of generating service and maintenance contracts.

      While we plan to sustain growth at market rates for profitable segments, we have shifted our emphasis from sales growth to increasing profitability, especially at our Security Systems, Fire Safety and Building Automation divisions. To boost profitability, we have strengthened our productivity improvement initiatives which include process improvements, enhanced purchasing coordination, reduction of our product portfolio, reducing volumes of low-margin segments and some headcount reductions.

      In the markets for Fire Safety and Building Automation, SBT has a leading position with approximately 20% of the worldwide market. Three of our divisions, Fire Safety, Building Automation and HVAC Products, which account for nearly 75% of SBT’s sales, each operate in very concentrated markets in which the top three or four providers control more than half of the market. The main global competitors for Fire Safety are Tyco and Honeywell, for Building Automation they are Johnson Controls and Honeywell, while for HVAC Products Honeywell, Invensys and Danfoss are the largest competitors.

      The Security and Facility Management markets are both highly fragmented, with many locally based companies and, in certain instances, a few large globally based competitors holding relatively small market shares. In the electronic security market, Tyco is a market leader. General Electric has recently entered the fire and security products market through its acquisition of Interlogix. The market is still very fragmented, however, with the top five companies comprising only about 15% of the market. Most of our competitors focus on a particular product, system or service, or have a regional orientation. Despite the traditional fragmentation, consolidation is beginning to occur in certain of our markets. In addition, the influence of e-commerce and the introduction of the euro are resulting in a harmonization of market prices for products and systems across regions. In response to these trends, we plan to continue to expand our customized solutions business, where we can build close relationships with our end-user customers by providing high value-added services.

      Ensuring that our products and systems operate reliably is important to our business since the failure of building maintenance, safety and security systems can have serious consequences. We have not experienced significant liabilities in the past as a result of product or design defects.

Power Generation (PG)

Year ended
September 30, 2002

Total sales	€9.446 billion
External sales as percentage of Siemens net sales	11.19%
EBIT	€1.582 billion
Net capital employed	€(144) million
Employees	26 thousand

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

      Power Generation consists of three businesses, each with a clear market focus on specific customer groups and technologies: Fossil Power Generation; Industrial Applications; and Instrumentation and Control. Fossil Power Generation is by far the largest of our businesses, accounting for approximately 83% of total sales in fiscal 2002.

      Power plants, together with transmission and distribution grids, are the fundamental parts of a system that meets the requirements of individual households and business and industrial customers for a reliable supply of power delivered to a high quality standard.

      A power plant’s function is the efficient conversion of primary energy into electricity. In a fossil fuel plant, the power generation process begins with working media such as water, steam or compressed air, which are initially transferred to high pressure states by heating in boilers or combustion sections of gas turbines. Thereafter steam and gas turbines convert this energy into mechanical energy, which in turn is converted into electricity by generators. In so-called combined cycle plants, a combination of gas and steam turbines is used to reach highly efficient conversion rates of nearly 60%. At the end of the process, electricity is fed into transmission grids from the plant site.

      Fossil Power Generation includes power plants and systems engineering as well as components and equipment engineering and manufacturing, such as fossil fuel-fired power plants, co-generation heat and power plants. Our fossil fuel power generation business concentrates on turbo generators, gas and steam turbines in the larger power range, with an emphasis on combined-cycle gas and steam power plants. We also perform power plant service, such as maintenance, rehabilitation and operations. Our installed base of thermal power plant capacity of approximately 500 gigawatts provides us with a good opportunity to grow our service business. Our successful integration of Westinghouse’s fossil power generation unit, acquired in 1998, has improved our position in the market for 50 Hertz plants and strengthened our access to the 60 Hertz markets.

      Industrial Applications includes steam and gas turbines in the small and medium power ranges, as well as related turbo generators and power plants. This division now also includes the turbo compressor business of Mannesmann Demag Delaval, which we acquired as part of Siemens’ acquisition of Mannesmann Atecs AG in fiscal 2001. Our activities encompass design, engineering, supply and service. We develop and manufacture steam turbines for application in industrial, municipal and independent heat and power generation and for mechanical drives. In addition, we offer our customers combined cycle power plants fitted with gas turbines supplied by third parties. In the renewable energy sector, we also offer biomass power plants.

      Instrumentation and Controls designs, installs and commissions instrumentation and control systems and related equipment for use in power generation, including information technology solutions providing management applications from the plant to the enterprise level. We also provide a wide variety of related services.

      Additional areas of PG’s activity include the development and production of systems based on emerging technologies such as fuel cells. We are establishing a stationary fuel cell facility in Pittsburgh (United States).

      We also have minority stakes in joint ventures in the areas of nuclear and hydropower generation. We account for these investments under the equity method.

      Although we aim to expand primarily through internal growth, we will continue to make acquisitions and form alliances where appropriate to increase market penetration, share costs or technologies and adapt to market changes. In July 2002, we acquired ICIS Technology Limited, a British provider of IT systems and services for energy trading and power plant management, and in October 2002, we acquired NewEnergy Associates LLC, one of the leading U.S. providers of software solutions for the energy sector. These businesses will be integrated into the Instrumentation and Controls division. The acquisitions are a part of the division’s strategy of becoming a leading provider of information technology in the energy sector. We will also continue to optimize our portfolio by dispositions where appropriate. As part of the portfolio optimization program, we included our ceramics business to the portfolio of business activities sold by Siemens to a private equity investor, effective September 24, 2002. See Item 5: “Operating Review and Prospects—Fiscal 2002 Compared to Fiscal 2001—Segment Information Analysis—Operations—Power.”

      Power Generation’s principal customers are large power utilities and an increasing number of independent power producers as well as construction engineering firms and developers. Because certain areas of our business, such as power plant construction, involve working on medium- or longer-term projects for customers who may not require our services again in the short term, our most significant customers may vary significantly from year to year. Calpine Corporation, Dynegy and Tractebel are among our largest customers in the United States. We also generate a portion of sales from industrial customers, who represent an important market for smaller power plants and turbines.

      Our business activities vary widely in size from comparatively small projects to turnkey contracts for new power plant construction with contract values of over half a billion euro each. The large size of some of our projects occasionally exposes us to risks related to technical performance, a customer or a country. In the past, we have experienced significant losses in connection with such risks. See “—Long-Term Contracts and Contract Losses.”

      We work with Siemens Financial Services group (SFS) to assist our customers with financing. Our sales efforts are conducted by our own dedicated sales organizations in Germany, the United States and Asia, supported by Siemens’ worldwide network of regional sales units.

      The following chart shows the geographic distribution of PG’s total sales in fiscal 2002:

PG 2002 Total Sales by Region

      We have approximately 13 significant manufacturing and assembly facilities worldwide, including four in the Americas and nine in Europe. Of these, six are located in Germany. We manufacture steam turbines principally at the Mülheim (Germany) plant, turbo generators in Charlotte (United States), 60 Hertz gas turbines in Hamilton (Canada) and 50/60 Hertz gas turbines in Berlin (Germany). Following the acquisition of the turbo compressor business of Mannesmann Demag Delaval, we have decided to consolidate our turbo compressor production primarily in Duisburg (Germany).

      PG’s research and development efforts are currently focused on advancing products and concepts that combine gas and steam technologies, particularly for use in new power plant designs combining high efficiency and lower emissions. We are also studying ways to reduce life-cycle costs for new power plants, particularly by enhancing the durability of parts and components, and further boost operating efficiency and performance while reducing emissions. We have recently developed standardized and modularized coal-fired power plants especially for the Asian markets. In fiscal 2002, PG spent €309 million, or 3.3% of its total sales, on research and development, compared to €262 million, or 3.1% of total sales, in fiscal 2001.

      Following a period of high growth fuelled by strong investment in gas turbines in the United States, we expect the worldwide aggregate sales in the power plant markets to return to levels that prevailed before this period of high growth. In the medium term, we anticipate a moderate growth in demand for new power plants, especially for combined-cycle plants. We believe that fossil fuel-fired power plants will likely continue to dominate the power market, accounting for the majority of total new units sold. Although the power generation industry is a long-cycle business, it is affected by trends in cyclical industries, such as fluctuations in fuel prices, that can have implications for demand for certain product types. Factors contributing to worldwide demand for new plants and retrofitting services include deregulation and the need for reduced emissions and higher fuel efficiency.

      Furthermore, we expect that power plant retirement in industrialized countries will create an additional market in which we plan to participate. We believe that competition in deregulated power supply market will give our customers an incentive to replace existing units which had ceased to be competitive.

      The recent decline in the power generation industry has been most pronounced in the United States. This decline has been caused primarily by the slowdown in the U.S. economy, excess capacity built up in recent years and our customers’ difficulties in securing financing for power plant projects. We will continue to reorganize our worldwide manufacturing, engineering, project execution and sales and marketing locations in line with lower market volume. For example, we plan to further concentrate our turbo generators manufacturing in Charlotte (United States) and to relocate component manufacturing from Newcastle (United Kingdom) to our other existing European and U.S. operations. We have implemented additional cost containment measures, including headcount reductions, and process improvement efforts to position ourselves for the contracting power environment. See Item 5: “Operating and Financial Review and Prospects—Fiscal 2002 Compared to Fiscal 2001—Segment Information Analysis—Operations—Power.”

      Our industry is one in which a relatively small number of companies, some with very strong positions in their domestic markets, play a key role. Our principal competitors vary by business, but primarily include General Electric, Alstom Power, and Mitsubishi Heavy Industries in fossil power generation. In instrumentation and controls, where the market is more fragmented, ABB is our main competitor. In the recently acquired compressor business, additional competitors are MAN Turbo, GE Nuovo Pignone and Dresser Rand. Potential new competitors face significant barriers, including high capital investments in engineering and production capacity, the high cost of research and development and of developing a customer base, the need for broad systems know-how and global economies of scale.

Power Transmission and Distribution (PTD)

Year ended
September 30, 2002

Total sales	€4.199 billion
External sales as percentage of Siemens net sales	4.68%
EBIT	€109 million
Net capital employed	€928 million
Employees	17 thousand

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

      We provide our customers with turn-key transmission systems and distribution substations, discrete products and equipment for integration by our customers into larger systems; and information technology systems and consulting services relating to the design and construction of power transmission and distribution networks. We offer the following products and services, presented roughly in the order in which they are used in a power transmission and distribution network. Each group of products and services described corresponds to an internal division of the same name unless otherwise indicated:

•	power systems control equipment and information technology systems, including computerized power management systems used to operate power transmission networks, determine customer needs and regulate the flow of power from power plants to the distribution network (offered through our Energy Management and Information Systems division);

•	transformers including both the power transformers used at the beginning of the transmission process to step up the voltage of the power generated by power plants to a voltage that can be carried efficiently on the power network, and the distribution transformers and their components used at the end of the distribution process to step down power from high voltage to lower voltage levels for the end-user;

•	high voltage products and ready-to-use systems, in both alternating and direct current, used in the physical transmission of power from power plants to the distribution network before the voltage is stepped down for distribution in populated areas, including ready-to-operate indoor and outdoor high voltage substations and the switchgear and protection systems required to control the flow of power and prevent damage to the power transmission network;

•	protection and substation control systems including equipment and systems used at power distribution network substations, such as relays and computerized protection and control equipment (offered through our Power Automation division); and

•	medium voltage equipment including circuit breakers and distribution switchgear systems and components that regulate the flow of power on the distribution network before it is stepped down to a low voltage level for the end-user.

      In addition to our equipment and systems, we offer a growing range of services and integrated solutions for various stages in the power transmission and distribution process. These include: technical support and maintenance services and, to an increasing extent, outsourcing projects and operations; consulting relating to the design of power transmission and distribution networks; information technology services and solutions to support customer management and energy trading; and metering services for electric, gas and heat. We also provide analytical and consulting services, as well as equipment and systems, in the power quality field that are designed to improve the availability and reliability of power transmitted by analyzing and reducing the causes of power fluctuations and failures. Power quality systems and services have become increasingly important with the growing use of sensitive computerized, electronic and other equipment requiring continuous power with very little fluctuation in voltage or frequency. Our expanded PTD Services division aims specifically at responding to our customers’ increasing demands for these services. During fiscal 2002, we launched a joint venture with the German municipal utility Stadtwerke Leipzig to offer a complete range of services and systems to German and other European multiple utility providers.

      For our large-scale projects we work together with Siemens’ Industrial Solutions and Services group, which assists with facility construction, and with Siemens Financial Services, which provides financing for our customers.

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

      We generate approximately one-third of our sales from projects and the remainder from sales of systems and components. A relatively small portion of our project business involves construction of large power networks and other projects with values of more than €10 million. Most of our business is generated from smaller projects and sales of systems and components to a variety of smaller customers, and we do not currently have any customers that account for more than five percent of our total sales.

      Demand for our products and services depends on several factors, including investment in building and upgrading of power transmission and distribution networks in developing countries, demand for new power generation primarily in industrializing countries and demand for new products, systems and services in connection with deregulation and liberalization in the power industry. In light of these factors, future demand is likely to come to a large extent from emerging industrialized countries and regions with growing energy requirements, including China, India, Taiwan, Malaysia and Korea and South America.

      Although the power transmission industry in industrial countries is a mature business, new demand for our products, systems and services has recently arisen in the industrial world as utilities and private power companies respond to deregulation by finding ways to improve efficiency and reduce costs. Deregulation has also increased demand for more sophisticated products, such as systems used in energy trading among suppliers, and for related services, such as metering. In addition to responding to these new sources of demand, we continue to seek new markets for expansion and to develop innovative new products and systems to respond to ongoing pricing pressures in our markets.

      The following chart shows the geographic distribution of PTD’s total sales in fiscal 2002:

PTD 2002 Total Sales by Region

      We generate a significant portion of our total sales in developing countries in South America and the Asia-Pacific region. While we believe these regions represent growth markets for power transmission and distribution products and systems, our activities there can also expose us to risks associated with economic, financial and political disruptions that could result in lower demand or affect our customers’ ability to pay. For example, the political and economic crisis in Argentina had an adverse impact on orders and sales in that country during fiscal 2002. We began the construction and equipping of converter stations for a new high-voltage direct-current transmission line in the People’s Republic of China in fiscal 2002, for the transportation of 3000 megawatts of electricity across 940 kilometers under a €354 million contract, the largest single contract PTD has secured to date. Among our other large projects in the developing world are the Three Gorges Dam project in China and the construction of converter stations for a high-voltage direct-current power line in India.

      The large size of some of our projects occasionally exposes us to risks associate with technical performance, a customer or a country. See “—Long-Term Contracts and Contract Losses.” In the recent past, we have not experienced material losses in connection with such risks.

      We have approximately 32 significant manufacturing and assembly facilities worldwide, including 6 in the Americas, 9 in Asia, and 16 in Europe, of which seven are located in Germany.

      We included our metering products and systems division to the portfolio of business activities which Siemens sold to a private equity investor, effective September 24, 2002. See Item 5: “Operating and Financial Review and Prospects—Fiscal 2002 Compared to Fiscal 2001—Segment Information Analysis—Operations—Power.” We will continue to provide metering services, mainly to customers in the United Kingdom, through our Services division.

      In fiscal 2002, we spent €102 million, or 2.43% of PTD’s total sales, on research and development, compared to €111 million, or 2.7% of total sales, in fiscal 2001. Our research efforts currently include information and communications applications to facilitate energy trading among companies in deregulated energy markets.

      Competition in our markets comes primarily from a small group of large multinational companies offering a wide variety of products, systems and services, although a few notable specialists maintain strong positions in certain niches. Globally, our most significant competitors include ABB, Alstom and Schneider, as well as General Electric, which recently announced its intention to target the European power market, Toshiba and VA Tech. There is also a trend toward increased cooperation among competitors through formation of joint ventures to focus on specific projects or market opportunities. To improve our competitive position, in recent years we have located new production facilities in the Asia-Pacific region and upgraded our production facilities in South America, allowing us to work more closely with our customers, reduce costs and meet local content requirements. We are party to several joint ventures in China, our second largest market. During fiscal 2002, we initiated productivity improvement and cost-cutting measures. We have also conducted a program to review and improve the overall quality and efficiency of our project management, including the management of potential contract claims. We have responded to the recent decline in sales occasioned by the market downturn in the U.S. and the economic crisis in Argentina through headcount reduction in those locations.

Transportation Systems (TS)

Year ended
September 30, 2002

Total sales	€4.367 billion
External sales as percentage of Siemens net sales	5.18%
EBIT	€247 million
Net Capital Employed	€(741) million
Employees	17 thousand

      We are a leader in the global rail industry, offering a full range of products and services for railway transportation. We offer our customers innovative solutions and systems in such areas as modular vehicle concepts for light rail and mainline systems; technology for driverless metros and computer-controlled electronic switches; optical sensor systems; and GPS-based service and diagnostic concepts, among others. We combine rolling stock with automation and power product offerings in our turnkey systems business, and combine service and maintenance activities in our integrated services unit. Rolling stock refers to all major components of rail vehicles, including locomotives, railway cars, subway cars and streetcars.

      We develop, manufacture and sell a full range of rolling stock in four product-focused divisions:

•	Heavy rail products include subway and suburban rapid transit trains, subway cars and running gear, as well as their subsystems and components.

•	Locomotive products include electric and European standard diesel-electrical locomotives for passenger or freight rail. In addition to our manufacturing operations, we also refurbish and maintain locomotives and locomotive pools and provide locomotive leasing services tailored to meet the requirements of deregulated local rail operators.

•	Light rail products include streetcars, light rail vehicles and their components.

•	Trains products comprise rail vehicles with traction equipment integrated into the running gear and distributed over the entire train, including high speed trains, tilting trains, regional and rapid transit units and passenger coaches, as well as subsystems and components.

      Our rolling stock business was our largest in terms of sales in fiscal 2002.

      In our automation and power business, we conduct our operations in two divisions:

•	Rail automation. For passenger and freight railway operations we develop, manufacture and sell central control systems, signaling systems and equipment, interlockings and automated train control systems that regulate a train’s speed through automatic application of its brakes when it exceeds speed limits or fails to respond to a signal. We sell entire systems and networks, as well as individual products for integration into existing signaling systems.

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

      Our automation and power business was our second largest in terms of sales in fiscal 2002.

      In our turnkey systems business, we cooperate closely with the other TS businesses, integrating their products and services to offer turnkey projects from a single source. We aim to optimize the design and construction of entire railway systems, ensuring high quality and reducing life-cycle costs. Current projects include the transrapid project in China, an electromagnetically elevated and propelled high-speed train; the construction of the new Bangkok subway system; a new light rail transit system south of Lisbon and two new street car lines in Verona. We also assist our customers with arranging financing in cooperation with Siemens Financial Services. Our turnkey systems business was our smallest in terms of sales in fiscal 2002.

      With our integrated services unit we are placing an increasing emphasis on our service and maintenance activities. We provide corrective and preventive maintenance services, replacement and spare parts for our own products and for products manufactured by others. We also provide training, documentation and consulting services relating to a wide variety of customer needs, with a particular focus on extending the life-cycle of our customers’ investments in their rail products and systems.

      Our primary customers are transport authorities and national and private rail companies worldwide. Deutsche Bahn AG is a significant customer of TS. We distribute our products through our own sales force in Germany and through dedicated personnel in the local Siemens companies worldwide. The following chart shows the geographic distribution of TS’s total sales in fiscal 2002:

TS 2002 Total Sales by Region

      Germany and other European countries have traditionally been our most important regional markets. We believe the most important regional growth markets are in the Americas and the Asia-Pacific region. Demand in the German market for railway transportation products has declined modestly in recent years and we expect that trend to continue for the foreseeable future.

      We have approximately fifteen significant manufacturing, assembly and testing locations worldwide, including ten in Europe, of which five are located in Germany.

      In fiscal 2002, TS spent €139 million, or 3.2% of our total sales, on research and development, compared to €138 million, or 3.4% of total sales, in fiscal 2001.

      The world markets for products and services in the railway transportation industry continue to be in flux. Despite the continuing trend toward privatizing state-owned railways and liberalization of the railways markets, national authorities continue to have influence in areas such as security and deregulation, or as general watchdog authorities over transport or railway facilities. In many countries, governments impose local content requirements, the fulfillment of which is often a basic precondition for market entry. The number of rail operators is increasing, and both new and traditional operators are focusing not only on quality but also on price and low life-cycle costs that drive their own profitability. Budget pressures faced by many state operators further increase price pressure and require increasingly innovative financing solutions. There is a growing trend towards the outsourcing of servicing and maintenance of systems and equipment.

      To address these market trends, we continue to pursue the following strategic goals:

•	for rolling stock, to focus on innovation in design and engineering; and to enter new geographic markets, in part by expanding our partnerships worldwide and tailoring them case-by-case to meet both project needs and local content requirements;

•	for automation and power, to capitalize on and expand our existing international presence, experience and technological leadership to become a global supplier of products and systems platforms, particularly in the area of traffic automation solutions;

•	for integrated services, to expand through strategic alliances in service enterprises; to emphasize our “System plus Service” segment, which offers a complete package of new products plus service and maintenance; and to improve our market penetration through e-business.

      We also continue to participate in industry consolidation through acquisitions and joint ventures. In fiscal 2002, we significantly strengthened our market position for mass transit vehicles in Eastern Europe by acquiring certain assets of the Czech rolling stock manufacturer CKD DS. We have also enhanced our integrated services capabilities by investing in two 50% stake joint ventures in Leipzig in order to expand and reinforce Leipzig as a center for rail transportation infrastructure in Southern and Eastern Germany.

      Our priority remains improving our profitability. After experiencing losses in fiscal 1998, we brought in a new management team and launched a program called the TS Initiative to cut our costs and improve our performance. As a result, we managed to improve our cost position and returned to modest profitability in fiscal 2000. In fiscal 2001 we broadened the TS Initiative to include improving sales, promoting innovation and e-business and optimizing our product portfolio. We are currently continuing the TS Initiative, which resulted in a significant increase in profitability for fiscal 2002. See also Item 5: “Operating and Financial Review and Prospects—Fiscal 2002 Compared to Fiscal 2001—Segment Information Analysis—Operations—Transportation.”

      The large size of the projects performed by our TS businesses occasionally exposes us to risks associated with technical performance, a customer or a country. In the recent past, we have experienced losses in connection with such risks. See “—Long-Term Contracts and Contract Losses.” In this context, we have continued to improve our project controlling, risk management and claims management systems. We also continue to explore possibilities for cooperation with other companies in our industry as a means of reducing development costs, meeting local content requirements, improving market access, reduction of risks and meeting customer requests.

      On a global scale, we compete in our industry segment with a relatively small number of large companies and with numerous small to midsized competitors who are either active on a regional level or specialize in a narrow product spectrum. Our principal competitors are Alstom and Bombardier.

Siemens VDO Automotive (SV)

Year ended
September 30, 2002

Total sales	€8.515 billion
External sales as percentage of Siemens net sales	10.11%
EBIT	€65 million
Net capital employed	€3.746 billion
Employees	43 thousand

      Siemens VDO Automotive (SV) is the result of the merger in April 2001 of the former Siemens Automotive with Mannesmann VDO AG. The integration of Mannesmann VDO into our group is now substantially complete.

      We design, manufacture and sell integrated electrical, electronic and electromechanical systems and modules and individual components used in automotive applications. Our product range includes components and systems used in automobile powertrains, body electronic systems, safety and chassis systems, electric motor drives, information and cockpit systems, and driver information, communication and multimedia systems.

      In fiscal 2002, we established a new divisional structure for SV so that we now offer our systems and products in the following four divisions:

•	Powertrain, including components, modules and systems for use in diesel and gasoline fuel injection handling, drive train transmission management and air intake systems, as well as engine actuators and emissions controls and sensors;

•	Chassis & Carbody, including active and passive electronic safety systems, such as crash and occupant sensors for controlling airbags and seatbelts; chassis electronics used in steering and braking; tank systems for fuel handling including fuel pumps, supply units and level sensors; electric motor drives for use in antilock brakes, heating, ventilation and engine cooling systems and power windows and sunroofs; drive systems for electric and hybrid vehicles; access control and security systems with electric door and seat controls; intelligent switching units and climate control units;

•	Interior & Infotainment, including complete cockpit systems, driver’s workplace systems in commercial vehicles, instrument clusters, tachographs, human-machine interface displays, heads-up displays for passenger and commercial vehicles; car audio, navigation and telematics and complex multimedia systems; and

•	Trading & Aftermarket, which offers spare parts and accessories for passenger and commercial vehicles, fleet management systems and hardware and software products for car audio, navigation, and telematics.

      Some of our recent product innovations and developments include:

•	common-rail injection systems with piezo-electronic actuators, resulting in quieter and lower-emission diesel engines;

•	innovative gas sensors such as our NOx sensor and our Ozone sensor, which help car manufacturers comply with ever more stringent emission standards;

•	integrated powertrain management, allowing significant savings in fuel consumption;

•	a color heads-up display that projects information about driving conditions and navigation instructions onto the windshield;

•	a digital tachograph that collects important data concerning the operation of vehicles, allowing more sophisticated management of fleets;

•	contactless fuel level sensors for long-life, high-performance fuel supply systems;

•	an advanced radar system for crash avoidance and adaptive cruise control; and

•	an optical passenger detection device that makes airbags more intelligent and offers greater protection to passengers.

      In addition to researching and developing these and other innovations, we also design and manufacture systems and modules, which typically offer superior profit margins and better opportunities for maintaining customer relationships than selling individual components.

      Most of our customers are large automobile manufacturers. We also sell components to suppliers of complete automotive systems and modules. Our car manufacturer customers frequently contract for a supplier to provide a system or set of components for the production run of a particular car model or engine line. In fiscal 2002, four of the world’s five largest automobile manufacturers together accounted for more than three quarters of our total sales.

      Base materials and components account for about half of the total cost of our products. We rely on a few suppliers to provide us with most of our semiconductors, other electronic components and some other base materials and components. These suppliers include Infineon, Motorola STM and Philips for semiconductors, Tyco for wire housings and connectors, and APM for drives.

      We have our own independent sales force, which is active worldwide. We generate most of our sales in Europe and the United States, with an increasing share in Asia-Pacific. The Japanese market is still served mostly by local and in-house suppliers.

      The following chart shows the geographic distribution of SV’s total sales in fiscal 2002:

SV 2002 Total Sales by Region

      We have approximately 50 manufacturing and assembly facilities, including 14 in the Americas and 28 in Europe. Of these, 11 are located in Germany.

      In fiscal 2002, we spent €778 million, or 9.14% of SV’s total sales, on research and development, compared to €533 million, or 9.3% of total sales, in fiscal 2001. Excluding amounts attributable to the former business of Mannesmann VDO, in fiscal 2001, we spent €398 million, or 10% of SV’s total sales, on research and development. To secure competitiveness in markets with ongoing price pressure, we must continue to make productivity gains and develop innovative products. Investment in new technologies has also grown in importance due to the increasing use of electronics in automobiles, and as more manufacturers offer former options such as theft protection and safety devices as standard features in an effort to increase margins. Additionally, environmental concerns have increased demand for direct injection and other new engine technologies offering improved efficiency, as well as for fuel cells and other possible alternatives to the internal combustion engine. In addition to continuing to invest in research and development, we must also continue to attract and retain skilled engineers and other technically proficient employees to remain technologically competitive.

      We disposed of several non-core businesses in fiscal 2002. These included our hydraulic components business, which we sold to Hilite Industries, and our air outlet plant, which we sold to Reum Beteiligungs GmbH.

      Automobile manufacturers and their suppliers have been going through a period of significant change and consolidation, and we expect this trend to continue. In fiscal 2002, Johnson Controls acquired Sagem; Continental Teves acquired Temic; Autoliv acquired the Restraint Electronics Business of Visteon; and Magneti Marelli has agreed to sell its European carburators activities to Finmek. Opportunities and competition for independent suppliers have increased as car manufacturers have spun off or exposed their former in-house suppliers to increased competition. Two recent examples are General Motors spinning off its former in-house supplier, Delphi, and Ford doing the same with Visteon. On the other hand, manufacturers, in an effort to achieve cost efficiencies and ease of production, are using more pre-assembled systems and modules instead of individual components. Systems and modules integrate all of the components needed for major automotive subsystems, such as the cockpit or vehicle safety systems. These systems and modules are assembled near or at the customer’s production site on a “just-in-time,” “just-in-sequence” delivery basis for assembly directly onto the chassis without significant further modification, occasionally using the customer’s production machinery. The trend toward greater use of modules and systems has increased pressure on suppliers of individual components and smaller companies to combine or form alliances, resulting especially in growing convergence of electronics and mechanical component suppliers and making the industry more capital intensive.

      In fiscal 2002, demand in the automotive industry continued to weaken, particularly for mass market cars and for trucks. Automobile production levels declined in the Americas and Western Europe, especially Germany, though this was partially offset by an increase in overall automotive industry production in the Asia-Pacific region. Globalization and the opening of markets to competition continue to put downward pressure on prices. Customers that incorporate our products into their own equipment make ever greater demands on both our performance and the quality of our products. In the current market environment, many automobile manufacturers extract price and other concessions from their suppliers, including SV, and some of our automobile manufacturer customers have cancelled or postponed new development projects with us. For SV, however, the impact of these developments is partly offset by our focus on automotive electronics, which constitutes an increasingly large percentage of the cost of each automobile produced. Increased demand for diesel engines also led to growth in sales of our common-rail injection systems with piezo-electronic actuators.

      In response to these difficult market conditions, in fiscal 2001 we began implementing a program to cut costs, increase productivity, optimize our product and project portfolio, and reduce inventory, personnel and the number of production and assembly facilities. In fiscal 2001, we eliminated approximately 1,000 positions. In fiscal 2002, we shifted more than 1,800 positions from higher labor-cost regions to regions with lower labor costs, and we plan to shift approximately 1,200 more positions to lower-cost regions in fiscal 2003. Where technologically and economically feasible, we intend to do the same with production facilities, shifting to countries in Southeast Asia, South America and Eastern Europe where we can reduce our manufacturing costs and be closer to our customers.

      The VDO merger has already strengthened our market position as a first-tier supplier to automobile manufacturers in North America, South America, Southeast Asia, China and Japan. Our most significant competitors are generalists with a broad product range, systems integration capabilities and global presence. These include Toyota’s Denso and the independent and former in-house suppliers Bosch, Visteon and Delphi, all of which are significantly larger than we are.

Medical Solutions (Med)

Year ended
September 30, 2002

Total sales	€7.623 billion
External sales as percentage of Siemens net sales	9.05%
EBIT	€1.018 billion
Net capital employed	€3.414 billion
Employees	31 thousand

      Our Medical Solutions group develops, manufactures and markets diagnostic and therapeutic systems and devices as well as information technology systems for clinical and administrative purposes. We provide technical maintenance, professional and consulting services. We also work with Siemens Financial Services to provide financing and related services to our customers. We are one of the leading companies in our field.

      Our offerings include:

•	Medical imaging systems, representing a full range of systems including x-ray, computed tomography, magnetic resonance, nuclear medicine and ultrasound, as well as related computer-based workstations where the health care professional can retrieve and process relevant information. Our imaging systems are used to generate, in various modalities and without surgery, morphological and functional images of and related information on the human body, such as internal organs. This information is used both for diagnostic purposes and in preparation for potential treatment, including interventional and minimal-invasive procedures. We focus on technically innovative products, an example of which are our recently introduced computed tomography scanner Somatom Sensation 16 or our angiography system Axiom Artis.

•	Information technology systems, including picture archiving and communications systems (PACS) and systems for clinical and administrative purposes. Our information technology systems are used to facilitate digital storage, retrieval and transmission of medical images and other clinical and administrative information, enabling an efficient workflow in healthcare environments. Our offerings include web-based products using the Internet as the communication medium.

•	Electromedical systems, including patient monitoring systems, life support systems and electrophysiological measuring systems. These systems are primarily used in critical care situations and during surgery for the purpose of monitoring vital functions via body sensors, supporting breathing and administering anesthetic agents. As discussed below, we have entered into agreements to combine our electromedical systems business with the activities of Dräger Medical in a new joint venture.

•	Oncology care systems, including linear accelerators, which are used for cancer treatment.

•	Hearing aids and related products and supplies.

      Our medical imaging operations are the largest part of our business, representing about 63.2% of total sales in fiscal 2002. These businesses are organized into divisions according to the type of medical imaging product offered, including Magnetic Resonance, Computed Tomography, Ultrasound, Angiography, Fluoroscopic and Radiographic Systems, Nuclear Medicine and Special Systems. Our Health Services division represents the second largest part of our business. This business consists primarily of Shared Medical Systems, a company headquartered in the United States which we acquired in fiscal 2000.

      We expect worldwide demand for our products and services to continue to grow due to a variety of factors, including the growing population of older people, the trend toward early diagnosis and the improvement of healthcare delivery in developing countries.

      In addition, efforts in many industrialized countries to contain healthcare costs are driving a need for improved efficiency in diagnostic and therapeutic processes. For example, healthcare providers must be able to deliver patient information to every other caregiver who needs it. This need continues to fuel demand for integrated information technology systems, including electronic patient records, as well as related professional consulting and implementation services.

      Our customers are healthcare providers such as hospital groups and individual hospitals, group and individual medical practices and outpatient clinics. Our products are sold and serviced primarily through our own dedicated personnel. A small portion of our sales involve delivery of certain of our products and components to competitors on an original equipment manufacturing (OEM) basis.

      We have a strong worldwide presence. The United States is our largest single geographic market, representing 48% of our total sales in fiscal 2002. The following chart shows the geographic distribution of Med’s total sales in fiscal 2002:

Med 2002 Total Sales by Region

      Our worldwide business is reflected in our regional organization. The headquarters for our oncology care systems business and, in the medical imaging field, our Ultrasound and Nuclear Medicine divisions, as well as our Health Services division, are located in the United States. Our electromedical systems business is based in Sweden. The other divisions are headquartered in Germany. We have approximately 19 significant manufacturing and assembly facilities worldwide, including seven in North America and eight in Europe. Of these, five are located in Germany.

      We have research and development and OEM cooperation agreements with various companies, including with Bruker and Toshiba in the field of magnetic resonance imaging products, Philips in computed tomography systems and Matsushita for low- and mid-range ultrasound systems. We also have joint ventures with Oxford Instruments to develop and manufacture magnets for magnetic resonance imaging, and with Philips and Thomson to manufacture flat panel detectors for medical imaging.

      Research and development plays an important role in our business. We maintain research and development centers at production sites in Germany, the United States and Sweden. In fiscal 2002, we spent €615 million, or 8.1% of Med’s total sales on research and development, compared to €603 million, or 8.4% of total sales, in fiscal 2001. Approximately one-third of our research and development expenditure is typically spent on x-ray, computed tomography and magnetic resonance imaging technologies. Over the last five years, we have consistently spent at least 8% of total sales on the development of new products and services and the improvement of our existing offerings. An important project within our information technology systems business is the development of a new workflow management system, Soarian, designed to optimize information-based processes throughout the entire cycle of a patient’s hospitalization, including administration, diagnosis, clinic, care, therapy and dismissal. The introduction of this new workflow management system will be an important milestone for our activities in this area.

      Our goal is to become the preferred partner for healthcare providers around the world by supporting their efforts in optimizing diagnostic and therapeutic processes. Our strategy is to combine our knowledge and innovative products in medical engineering and information technology with our experience in process improvement and consulting to provide comprehensive customer solutions. In November 2002, we entered into an agreement to form a joint venture with Dräger Medical, of Lübeck, Germany, one of the world’s leading manufacturers of medical equipment for critical care. Subject to regulatory approval, we will contribute our Electromedical Systems division in return for a 35% stake in Dräger Medical AG & Co. KGaA. The combined business is expected to have total sales volume of approximately €1.2 billion and 6,400 employees. Upon completion, we expect to account for this joint venture under the equity method.

      In recent years, the medical equipment industry has experienced an increase in consolidation following a number of significant business combinations as well as acquisitions of smaller companies by larger competitors. Our principal competitors in medical imaging are General Electric, Hitachi, Philips, which acquired Marconi, and Toshiba. Other competitors include Dräger, Instrumentarium, which recently acquired Spacelabs, a leader in patient monitoring, McKesson HBOC, Resound, Starkey, Tyco, Hologic, Elekta, Cerner, IDX, Widex, William Demant/Oticon and Varian Medical Systems.

Lighting (Osram)

Year ended
September 30, 2002

Total sales	€4.363 billion
External sales as percentage of Siemens net sales	5.13%
EBIT	€365 million
Net capital employed	€2.436 billion
Employees	35 thousand

      Our Lighting group, Osram, offers a full spectrum of lighting products for a variety of applications. Osram designs, manufactures and sells the following types of lighting products and related materials, components and equipment:

•	General lighting: incandescent, halogen, compact fluorescent, fluorescent and high intensity discharge lamps for household and commercial applications, and public buildings, spaces and streets;

•	Automotive lighting: halogen, incandescent and xenon discharge lamps for use in motor vehicle headlights, brake lights, turn signals and instrument panels, and, through an equal joint venture with Valeo, completed head- and tail-light assemblies for distribution in North America;

•	Photo-optic lighting: special purpose halogen and high-intensity discharge lamps for lighting airport runways, film studios, microchip manufacturing plants, video and overhead projectors and medical and other applications requiring very intense lighting;

•	Opto-semiconductors: light emitting diodes, or LEDs, and other semiconductor devices that generate visible light and ultraviolet and infrared radiation for use in interior and exterior automotive lighting and other applications, electronic equipment displays, traffic and signal lighting, signs and decorative lighting and infrared transmitters and sensors for industrial and consumer electronics;

•	Ballasts and luminaires: electronic ballasts for optimized operation of compact fluorescent, fluorescent, high-intensity discharge low-voltage halogen lamps and LED modules, as well as consumer fixtures and, increasingly, lighting control systems; and

•	Precision materials and components: glass for bulbs, phosphor powders for fluorescent lamps, computer monitors and television screens, tungsten and other metals for filaments in incandescent lamps and heavy duty tools and electronic components and materials for lamps and applications in the automotive industry, as well as equipment used in the production of lighting products.

      General lighting typically accounts for approximately half of Osram’s total sales. The market for general lighting products is typically stable because of the large investments consumers, businesses and municipalities have in lighting fixtures. We market our products worldwide and have manufacturing locations throughout North and South America, Western and Eastern Europe and Asia, allowing us to stay close to our major customer regions and keep shipping charges low to maximize the profitability of our lower margin products. We produce most of our own key precision materials and components to ensure that we have access to raw materials in the necessary amounts, prices and levels of quality. We also sell precision materials and components we manufacture to third parties. We have approximately 54 significant manufacturing and assembly facilities worldwide, including 26 in the Americas and 20 in Europe. Of these, 13 are located in Germany.

      We focus on innovative products, especially in our automotive and photo-optic divisions, to sustain and improve our level of profitability. Although incandescent lighting continues to be widely used in general lighting, compact fluorescent, high intensity discharge and other newer technologies have been growing more rapidly because they save energy and are longer-lasting. Newer technologies also offer additional features and smaller lamp sizes. In our consumer luminaires business in selected markets we offer models that demonstrate applications of some of these newer technologies. Opto-semiconductors is introducing new applications for LED products as it becomes possible to achieve greater brightness and more colors. Recently, we made a significant breakthrough in the brightness of light emitting diodes by using an advanced thin-film technology, thus opening up a wide variety of new applications, for example in automotive exterior lighting. In the coming years we expect electronics to become increasingly important across all areas of the lighting industry and that electronic ballasts, electronically-driven lighting systems and opto-semiconductors will account for an increasing portion of Osram’s sales.

      In fiscal 2002, we spent €224 million, or 5.13% of Osram’s total sales, on research and development, compared to €217 million, or 4.8% of total sales, in fiscal 2001. We devote a significant portion of our research and development efforts to enhancing the performance and reducing the environmental impact of our products and processes. In the area of opto-semiconductors, we are developing organic light emitting diodes for which we have established a production facility in Malaysia. Organic light emitting diodes are considered a key innovation in the production of clearly legible small displays with low power consumption and minimum weight. We are party to several patent license agreements in the opto-semiconductors field.

      Our customers include wholesalers, retailers and manufacturers of lighting fixtures, lamp components and automotive systems. We distribute our products through Osram’s own network of subsidiaries, sales offices and local independent agents in approximately 140 countries. The importance of the Internet as a sales channel is also increasing. Osram has successfully implemented business-to-business extranet services in the United States and “myOSRAM.com,” a web-based sales and information portal for registered business customers in Germany, Austria and Poland.

      In recent years, the world market for lighting products has grown at moderate rates, with relatively higher growth in Asia-Pacific and Eastern Europe. In fiscal 2002, Osram generated approximately 85% of its total sales outside of Germany, with most of its sales in Europe, North America and Asia-Pacific. In North America we market most of our lighting products under the brand name Sylvania. We currently intend to expand our sales in

Eastern Europe and Asia. The following chart shows the geographic distribution of Osram’s total sales in fiscal 2002:

Osram 2002 Total Sales by Region

      As a result of acquisitions and consolidations over the last decade, General Electric, Philips and Osram together hold almost two-thirds of the world market. Osram is the second largest lighting manufacturer worldwide behind Philips, and the largest in Germany. Osram also has the second largest market share in North America, where General Electric is the leading manufacturer. General Electric is also the leading incandescent lighting manufacturer worldwide. Through joint ventures with Mitsubishi and Toshiba, we are the largest foreign manufacturer of lighting products in Japan, where Matsushita and Toshiba also hold strong market positions.

      Price competition is intense in some areas of both the traditional and innovative lighting product markets, due to competition among Philips, Osram and General Electric as well as rising competition from new entrants, including a growing number of Chinese manufacturers. Price competition is also intensifying in the more advanced halogen and compact fluorescent lamp types due to an increasing presence of Chinese manufacturers in these areas. To counteract price pressure and to improve our competitiveness for mass market lighting products, we manufacture some of our lower-priced product lines in countries low labor costs. For example, we assemble our LED products in Malaysia. As part of our ongoing efforts to reduce labor costs, over the last several years we have established manufacturing operations in China, India, Indonesia, Mexico and Eastern Europe and continue to shift production to these markets. Our recently announced measures to increase profitability include the consolidation of our U.S. glass manufacturing operations and the transfer of part of our coil production from the United States and Germany to the Czech Republic, both of which we plan to finalize during fiscal year 2004. To optimize our portfolio, in September 2002, we closed our German subsidiary Elektro Röhren Gesellschaft whose core business consisted of a niche production of glow and cold-cathode lamps which had ceased to be cost-efficient. Quality, efficiency and innovation are very important factors in the newer and more specialized product areas, and we are actively promoting more advanced lamp types as alternatives to traditional products for general use.

      The manufacture of many lighting products requires mercury, lead and other hazardous materials, as well as thorium and other radioactive materials. We have not experienced any significant liability in the past as a result of our use of these materials and we are continuing to work to reduce their use in our products.

Siemens Financial Services (SFS)

Year ended
September 30, 2002

Total sales	€582 million
External sales as percentage of Siemens net sales	0.52%
Income before income taxes	€216 million
Total assets	€8.681 billion
Employees	1 thousand

      Siemens Financial Services provides a variety of financial services and products both to third parties and, on arm’s length terms, to other Siemens business groups and their customers. SFS is organized in six business divisions. Two of these divisions—Equipment and Sales Financing and Equity—have significant dealings with third parties including customers of other Siemens groups. The four other divisions—Structured Finance, Treasury and Financing Services, Investment Management and Insurance—currently support and advise Siemens and our other business groups and have little external business. SFS makes an important contribution to Siemens’ other businesses through the financing of goods and services sold by Siemens. More than 50% of our assets are derived from other Siemens business groups through the customer financing and equipment leasing services provided by our Equipment and Sales Financing division.

      In fiscal 2002, our total assets declined, from €9.363 billion at September 30, 2001 to €8.681 billion at September 30, 2002. Our principal assets are lease receivables and equipment leased under operating leases (together accounting for 62.4% of our assets) and purchased trade receivables (accounting for 31.1% of our assets) attributable to our Equipment and Sales Financing division. Interest and fee income are the main sources of our earnings, with fee income stemming primarily from our internal advisory businesses. SFS deals according to banking industry standards in the international financial markets with Siemens as well as with third parties.

      Our largest division is Equipment and Sales Financing, which combines our mid-market finance and credit portfolio management business activities. Our principal mid-market finance product is equipment lease financing, where typically we purchase equipment supplied by various Siemens groups or a third-party manufacturer and lease it to the customer for a specified term, generally with an option for the customer to purchase the equipment or renew the lease at the end of the term. Capital leases account for the largest portion of our leasing business (more than 80% of the book value of the leased assets). We also offer our clients services complementary to our leasing business, including services relating to the management of their leased equipment base and product upgrade services. In fiscal 2002, we further developed our vendor financing program, in which third-party manufacturers offer us the opportunity to provide financing to their customers.

      The Equipment and Sales Financing division finances both Siemens and third-party equipment. Siemens products come primarily from Information and Communication Networks (ICN), Medical Solutions (Med) and Siemens VDO Automotive (SV). Customers that are familiar with our services from past dealings are increasingly seeking financing for transactions with unrelated manufacturers. Third-party products are primarily computers and other IT equipment.

      In our credit portfolio management business, we purchase, without recourse, receivables from other Siemens groups, as well as from third parties. The selling companies remain responsible for collection and documentation. Our portfolio consists primarily of trade receivables. Centralizing a portion of the Siemens group’s receivables risk allows Siemens to manage its overall receivables exposure more effectively. In fiscal 2002, in coordination with Siemens’ overall financing strategy, we continued packaging portions of our portfolio and placing them on the market, to third-party banks, as well as to our SieFunds program (which is described below), improving the management of Siemens’ balance sheet.

      The Equity division participates in infrastructure projects as a project developer and equity investor, predominantly in projects for which Siemens provides equipment. At September 30, 2002, the equity investment in these projects amounted to approximately 3% of the total assets of SFS and 0.3% of the total assets of Siemens worldwide. In recent years, we have shifted our focus from larger projects to diversifying our portfolio with smaller investments.

      The Structured Finance division comprises two separate activities: project/export finance and asset securitization and placement.

      Our project/export finance business advises other Siemens groups on sales financing transactions. We have a global network of established contacts with international project and export finance lenders, like the World Bank or the Asian Development Bank, as well as with national development and export banks and export credit insurance agencies, such as Kreditanstalt für Wiederaufbau and Hermes in Germany. By offering our services to other Siemens groups we ensure that they benefit from our in-house know-how and market presence. We also provide advice, management and documentation services in connection with guarantees issued by Siemens related principally to long-term contracts of the Operations groups.

      Our asset securitization and placement business advises other Siemens groups with respect to identifying eligible assets for securitization or placement transactions, such as receivables. Additionally, we offer our services to third parties for the purpose of analyzing future receivables, future cash flows or inventory. We identify the future cash flows of these assets and assist in structuring capital-efficient financing solutions for selling or repackaging them. In fiscal 2001, SFS launched “SieFunds,” a non-consolidated asset-backed commercial paper program. The program acquires assets and other receivables from Siemens groups and third parties worldwide. It finances the purchase price with the proceeds from commercial paper issuance. Changes to U.S. GAAP will require us to consolidate SieFunds as it is currently structured. These changes could lead us to modify or discontinue our activities in this area.

      Our Treasury and Financing Services division provides the following services to Siemens’ Corporate Treasury: cash management and payment, including intercompany payments and capital-market financing. In addition, we pool and analyze interest rate and currency risk exposure of the business groups and, in the name and for the account of Siemens’ Corporate Treasury, enter into derivative financial instruments with third-party financial institutions to offset pooled exposures using a value-at-risk model. Siemens believes that from a practical standpoint it is not cost efficient to avoid having some open positions due to timing differences, and we closely monitor these positions within pre-determined limits. Our derivative activities are described under Item 11: “Quantitative and Qualitative Disclosure About Market Risk.” We also offer consulting services with respect to financing activities to third-party customers.

      Our Investment Management division manages mainly Siemens’ and affiliated companies’ pension assets in Germany as well as mutual funds predominantly for employees. We also offer pension advisory services to Siemens and third parties.

      The Insurance division acts as an agent and provides other Siemens groups with liability, property, marine and project insurance brokerage services. We plan to provide these services not only to Siemens business groups but also to external customers. We also act as an insurance agent in offering private insurance policies for Siemens’ employees.

      SFS’s main sources of risk are our external customers’ credit risk and the risk associated with SFS’s equity portfolio. Interest rate and currency exposures are typically matched. The funding for SFS is provided by Siemens’ Corporate Treasury.

      Our competition includes captive leasing and finance companies from both inside and outside the electronics industry, including those of General Electric, Hewlett Packard, IBM, Philips and ATT, as well as pure leasing companies and leasing and finance operations related to banks or investment banks and investment management companies.

Siemens Real Estate (SRE)

Year ended
September 30, 2002

Total sales	€1.612 billion
Income before income taxes	€229 million
Total assets	€4.090 billion
Employees	2 thousand

      SRE offers its customers and partners a service portfolio specializing in real estate development projects, real estate disposal, asset management, and lease and services management. In fiscal 2001, SRE reorganized its operations in order to reinforce its focus on the non-Siemens real estate market and to ensure strong and sustainable profitability. Our divisions are Portfolio Management, Development & Sales, and Property Management & Services (Germany/International). SRE also offers building development and building management through Siemens Industrial Building Consultants GmbH (SIBC), for which SRE has the technical operational responsibility.

      Portfolio Management is our strategic and advisory unit, providing the basis for and stimulating the active management of Siemens’ real estate portfolio. It focuses the general strategy for our real estate business and gives informational support for decision making by providing portfolio analysis, calculations of profitability, develop-

ment of financing alternatives, market research, risk analysis and valuation and similar services, including suggestions for divestiture and rental rates.

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

      Property Management & Services has two principal activities. First, it provides pure property management and leasing services to Siemens operating groups and to third-party lessees of our owned properties, billing and collecting lease payments and related charges such as utilities and providing other general services of a landlord. Second, it provides facilities services to our business groups and external tenants on an arm’s length contract basis. Our tenants, including Siemens group companies, may outsource these services to us, provide them internally or acquire them from third parties, depending on the location. The services we provide include cleaning, maintenance, security, catering and a variety of other services. We in turn generally subcontract with third-party suppliers for these services, thereby leveraging the purchasing power of the entire Siemens group. This division manages the real estate of Siemens in Germany as well as internationally.

      The book value of Siemens worldwide real estate assets at September 30, 2002 amounted to approximately €4.954 billion, of which approximately €3.419 billion in book value was managed by SRE. The overall goal of our real estate activity is the optimization of Siemens’ real estate needs, assuring that:

•	attractive and use-appropriate real estate is provided at market rates to the entire group for all of our activities from manufacturing to sales administration, ensuring efficient use of space group-wide at optimal rental rates;

•	Siemens’ real estate capital is limited to the group’s actual needs, and excess real estate is disposed of;

•	the value of Siemens’ real estate capital is maintained and enhanced by active management investment; and

•	favorable financing alternatives are developed and implemented.

      The following table sets forth the key balance sheet and statistical data for SRE:

SRE Balance Sheet and Statistical Data

	At September 30,

	2002	2001

	(€ and
	square meters
	in millions)
Total Assets (in euros)	4,090	3,791
Real Estate Assets Under Management (in euros)	3,419	3,187
Total Site Area (in square meters)	23.5	24.3
Total Building Area (in square meters)	11.7	11.6

      Total sales of our International division were up in fiscal 2002. SRE’s international operations now encompass more than twenty companies and management units in leading real estate markets around the world. In fiscal 2002, we established a new management unit in Poland and reorganized our management unit in Switzerland.

      Our revenues are derived primarily from our lease administration and services operations, since gains on dispositions are not recorded as sales but as other income. A major portion of our overall earnings reflects capital gains on sales of real estate assets. We believe that Siemens currently owns more real estate than it needs for its operations, and that for the next several years we will continue an active disposal program. Income from disposals, especially in Germany, should continue to be a strong contributor to our earnings for the foreseeable future. Our objective is to increase the profitability of our operational units steadily as we continue to adjust our rental conditions to market rates. We also aim to increase our profitability through the effective reinvestment of proceeds in new projects. In addition, we contribute to the profitability of Siemens as a whole by facilitating reductions and efficiency in the use of space.

Employees and Labor Relations

      The following tables show the division of our employees by business group and geographic region at September 30 for each of the years shown:

Employees by business group

	At September 30,

	2002	2001	2000

	(in thousands)
Information and Communication Networks	39	51	53
Information and Communication Mobile	29	30	27
Siemens Business Services	34	36	33
Automation and Drives	51	54	54
Industrial Solutions and Services	29	30	30
Siemens Dematic(1)	12	12	6
Siemens Building Technologies	36	37	34
Power Generation	26	26	27
Power Transmission and Distribution	17	21	20
Transportation Systems	17	14	14
Siemens VDO Automotive(2)	43	44	30
Medical Solutions	31	30	28
Lighting/Osram	35	35	32
Siemens Financial Services	1	1	1
Siemens Real Estate	2	2	2
Other(3)	24	27	28

Total	426	450	419

Infineon Technologies(4)	—	34	29

(1)	Siemens Dematic was formed in fiscal 2001 through a merger of the existing businesses of Siemens Production and Logistics Systems and the Dematic AG operations of Mannesmann.
(2)	Siemens VDO automotive was formed in fiscal 2001 through a merger of the existing businesses of Siemens Automotive and the Mannesmann VDO automotive operations of Atecs Mannesmann.
(3)	Includes employees in corporate functions and services and business units not allocated to any business group.
(4)	As of December 5, 2001, Siemens deconsolidated Infineon.

Employees by geographic region

	At September 30,

	2002	2001	2000

	(in thousands)
Germany	175	199	181
Europe (other than Germany)	106	118	111
The Americas	93	107	105
Asia-Pacific	45	53	45
Africa, Middle East, CIS	7	7	6

Total	426	484	448

      A significant percentage of our manufacturing employees, especially in Germany, are covered by collective bargaining agreements determining working hours and other conditions of employment, and are represented by works councils. Works councils have numerous rights to notification and of codetermination in personnel, social and economic matters. Under the German Works Constitution Act (Betriebsverfassungsgesetz), works councils are required to be notified in advance of any proposed employee termination, they must confirm hirings and relocations and similar matters, and they have a right to codetermine social matters such as work schedules and rules of conduct. Management considers its relations with the works councils to be good.

      During the last three years we have not experienced any major labor disputes resulting in work stoppages.

Environmental Matters

      Siemens is subject to national and local environmental and health and safety laws and regulations that affect its operations, facilities, products, and, in particular, its former nuclear power generation business, in each of the jurisdictions in which it operates. These laws and regulations impose limitations on the discharge of pollutants into the air and water, establish standards for the treatment, storage and disposal of solid and hazardous waste and might sometime require us to clean up a site at significant cost. Because we recognize that leadership in environmental protection is an important competitive factor in the marketplace, we have incurred significant costs to comply with these laws and regulations and we expect to continue to incur significant compliance costs in the future.

      In 1994, we closed a site in Hanau, Germany, that we had used for the production of uranium and mixed-oxide fuel elements. We are in the process of cleaning up the facility in accordance with the German Atomic Energy Act. We have developed a plan to decommission the Hanau facilities that involves the following steps: clean-out, decontamination and disassembly of equipment and installations, decontamination of the facilities and buildings, sorting of radioactive materials and intermediate and final storage of radioactive waste. This process will be supported by continuing engineering studies and radioactive sampling under the supervision of German federal and state authorities. The German Atomic Energy Act requires that radioactive waste be transported to a government-developed storage facility, which, in our case, we do not expect to be available until 2030. We expect that the process of decontamination, disassembly and sorting of radioactive waste will continue until 2007, and we will be responsible for storing the material until the government-developed storage facility is available. The ultimate costs of this project will depend on where the government-developed storage facility is located and when it becomes available. We have an accrual of €641 million at September 30, 2002 in our financial statements in respect of this matter. This accrual is based on a number of significant estimates and assumptions as to the ultimate costs of this project. We believe this amount to be adequate to cover the present value of the costs associated with this project based on current estimates.

      In December 2002, we expect the completion of the legislative process for two new EC-directives, the Waste of Electro- and Electronics Equipment directive regulating the collection and recycling of waste products and the Restrictions of Hazardous Substances directive banning the use of some hazardous materials, such as lead, cadmium, mercury, chromium, brominated biphenyls and diphenylethers. The directives will be effective after publication which is planned in March 2003. These directives will then have to be implemented into national law within 18 months. It is anticipated that the collection of electronic waste under the directive will begin in 2006. Siemens is already working together with national trade and environmental associations to establish collection systems for electronic scrap in time. At present, we are unable to determine the amount of any accruals which may be necessary in order to comply with the directive, as the precise legal requirements have not yet been set forth. The directive banning hazardous materials will be in effect beginning July 2006. Siemens is currently working on the transition from lead to lead-free soldering technology. Projects with regard to this transition have begun for those products covered by the legislation which will allow us to meet the requirements in time. The first lead-free products under this initiative have already been developed.

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

      As of September 30, 2002, provisions for contract losses totaled approximately €1.0 billion. Accrued contract losses relate primarily to the groups PG (€290 million), TS (€130 million), ICN (€116 million), SBS (€80 million), SD (€71 million) and ICM (€73 million). For all accrued contract losses, we anticipate that the cash outflows for labor, materials, contract penalties and related costs on such contract losses will occur predominately over the next two fiscal years.

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

      The ICN and ICM losses related to numerous contracts, none of which was individually significant. Examples of significant contracts that have given rise to losses include:

•	In fiscal 2000, losses were suffered on two related long-term construction contracts, originally entered into by PG, for the reconfiguration, expansion, modernization and refurbishment of two oil refineries and the construction of a pipeline in Mexico. These projects were the first of this specific type, complexity and magnitude entered into by our PG group for the oil, gas and petrochemicals industry. Both of these fixed-price projects are extremely large and involve a high degree of technical complexity, including vast worksites, large volumes of technically sophisticated hardware, and involved an on-site work force of several thousand, all in an environment of a running refinery. In these projects, PG was responsible for the process control and electrification elements. As the projects progressed, it became apparent that the cost of certain significant project elements were not adequately anticipated at the time of entering into the contracts. For example, certain technical and logistical issues could only be fully assessed after equipment had been taken off line and disassembled and accordingly the full cost of facility refurbishment required became clear only as work progressed. In addition, various technical design and specification issues arose, and the solutions were often more costly to us than originally expected. Finally, as on-site activities progressed, the project suffered considerable delays due to on-site difficulties encountered, such as environmental and property rights issues and archaeological findings. As a result of all of all the above, both the quantity of materials and labor hours required to ultimately complete the projects will significantly exceed our original expectations. We recognized losses of €450 million in fiscal 2000 to take account of the resulting estimated losses on these contracts. The Managing Board has taken the necessary steps to ensure that both projects are operated under the very close oversight of senior management through completion. The Managing Board also decided to require the PG group to cease offering such process control and electrification projects to the oil, gas and petrochemicals industry. Due to the fact that the Managing Board assumed direct oversight of these projects and required PG to no longer accept such projects, these losses were not included in the results of PG, but were recorded centrally within Reconciliation to Financial Statements. See Item 5: “Operating and Financial Review and Prospects—Fiscal 2001 Compared to Fiscal 2000—Segment Information Analysis—Corporate, Eliminations (Operations) and Reconciliation to Financial Statements.” See also discussion of centrally managed contracts above.

•	In our PG business, it is common in the industry to guarantee customers certain delivery dates and that a turbine will achieve certain performance standards. If such delivery dates or performance standards are not met, the supplier is subject to substantial contractual penalties or must take measures to ensure that those standards are achieved. Accordingly, PG has contract losses relating to performance, warranty and other issues in the ordinary course of its business, for which accruals are made as appropriate. In particular, PG has experienced significant contract losses as a result of performance issues affecting a new generation of gas turbine introduced in the late 1990s. Numerous contracts were affected by these performance problems, notably in the following areas: delivery dates could not be met due to frequent repairs of the turbines during the construction period; committed performance levels were not achieved; and emissions levels were higher than contractually warranted. These performance issues have been resolved. The largest remaining loss contract at PG had an accrual of approximately €54 million at September 30, 2002.

•	We have experienced significant losses on a fixed-price long-term production and outsourcing contract originally entered into by our SBS group that involves the processing of identity documents and the implementation of a border control system for the government of Argentina. In fiscal 2000, a loss of €68 million was recorded. This loss was the result of unfavorable contract pricing terms agreed to after it became necessary to renegotiate the original contract with the new government of Argentina that came into office in December 1999. Our Managing Board made the strategic decision to accept the new pricing terms in order to gain market entry into this important region. In fiscal 2001, this contract was canceled by government decree and a loss of €258 million was recorded for the write-down of inventories and other assets associated with this project. Due to the fact that the Managing Board assumed the direct oversight of this project, the losses noted above were not included in the results of SBS, but were recorded centrally. See Item 5: “Operating and Financial Review and Prospects—Fiscal 2001 Compared to Fiscal 2000—Segment Information Analysis—Corporate, Eliminations (Operations) and Reconciliation to Financial Statements.” See also discussion of centrally managed contracts above.

•	In fiscal 2001, SBS established contract loss provisions of €192 million related to two long-term outsourcing contracts in the U.K. In January 1999, SBS entered into a ten-year agreement to insource the back-office functions of National Savings & Investments (NS&I), a government agency in the U.K. The contract comprised the design and implementation of a significant new IT system, the re-engineering of business processes for increased efficiency and a reduction in the number of staff employed. As the project progressed in fiscal 2001, it became apparent that, due to the complexity of the IT system, additional investment will be required before completion. In parallel, the intended re-engineering and reduction in staff numbers has not been achieved due to delays in the system rollout as well as greater difficulties than had originally been anticipated in effecting process improvements. As a result, both systems and staff costs on the project will significantly exceed original estimates.

In the spring of 1996, SBS entered into an agreement with the Immigration and Nationality Directorate (IND) of the U.K. government to redesign the processing of asylum and immigration applications. The seven-year contract focused on a complex document management and archiving system with the goal of increasing the efficiency of the system’s processing functions as well as business process re-engineering and change management. As the project progressed, an unexpected increase in immigration cases led to a change in customer focus from cost reduction to the ability of the system to manage higher volumes of asylum and immigration applications. Due to this change in customer focus, additional costs have been incurred, payment for which the customer disputes. SBS has since redefined new processes and is working closely with the customer to reduce project risk exposure and accordingly related costs, thus to ensure the successful completion of the project.

SBS management continues to focus on risks associated with long-term business process outsourcing contracts, particularly NS&I and IND; however, there can be no assurance that additional losses will not be incurred in connection with these contracts.

Property

      Siemens and its consolidated subsidiaries have as of September 30, 2002 approximately 210 production and manufacturing facilities of over 15,000 square meters floor space each throughout the world. Approximately 130 of these are located in Europe, with approximately 75 in Germany, and approximately 65 are located in the Americas, with approximately 50 in the United States. We also have 15 facilities in Asia. Siemens also owns or leases other properties including office buildings, warehouses, research and development facilities and sales offices in approximately 190 countries.

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

Intellectual Property

      Siemens as a whole has several thousand patents and licenses and research and development is a priority on a Siemens-wide and business group basis. For a discussion of the main focus of our current research and development efforts of each business group see the individual group discussions in Item 4: “Information on the Company.” Siemens also has many thousand trademark registrations worldwide. However, none of our business groups is dependent on a single patent, license or trademark or a group of related patents, licenses or trademarks.

Legal Proceedings

      Our former indirect subsidiary Siemens Business Communication Systems, Inc. (now Siemens Enterprise Networks LLC, a subsidiary of Siemens Information and Communications Networks, Inc.) was sued in the United States District Court for the Northern District of Georgia in 1994 by five independent service organizations and two customer end-users seeking treble damages of approximately $162 million for alleged monopoly pricing for maintenance services and an injunction against practices they allege to be anticompetitive, involving the sale and service of Siemens-Rolm branded PBX equipment. Siemens filed a countersuit against the five independent service organization plaintiffs, alleging that they misappropriated Siemens’ trade secrets, interfered with Siemens’ contractual and prospective business relationships and infringed on Siemens’ patents and copyrights. The court ordered that these intellectual property and related claims be tried first and separately. On September 2, 1999, the jury rendered a verdict in favor of Siemens on all claims and awarded Siemens damages of $7 million. On July 14, 2000, the court upheld the jury’s finding that Siemens’ copyrights and patents were valid and that plaintiffs infringed Siemens’ intellectual property rights but eliminated duplicative damages awarded by the jury, reducing the $7 million award to just under $2 million. On August 10, 2000, the court granted Siemens’ renewed motion for summary judgment and dismissed plaintiffs’ case with prejudice in its entirety, holding that the lawful exercise of Siemens’ intellectual property rights insulated Siemens from antitrust liability. On September 8, 2000, plaintiffs filed a notice of appeal with the United States Court of Appeals for the 11th Circuit appealing the order dismissing their case, and Siemens subsequently filed a cross-appeal on certain limited issues. On procedural grounds, the clerk for the 11th Circuit forwarded the notices of appeal to the Court of Appeals for the Federal Circuit, the appropriate court to hear the issues presented on appeal. The parties have filed briefs with the Court of Appeals for the Federal Circuit and oral argument was heard on February 4, 2002. Based on a procedural decision by the U.S. Supreme Court in an unrelated case, the plaintiffs/appellants have moved to transfer the appeal to the 11th Circuit, the appellate court for non-patent cases in the U.S. District Court for the Northern District of Georgia where the case was tried. That motion was granted on July 2, 2002, and the matter is now being rebriefed for the 11th Circuit.

      We are defending a claim in the courts of Pakistan for approximately $1 billion (based on current exchange rates for Pakistan Rupees) in damages relating to alleged breaches of claimed financing obligations. The claim arises out of a transaction involving the Westinghouse business unit that is the predecessor to Siemens Westinghouse Power Corporation, an indirect subsidiary that is a part of our Power Generation group. The claim was filed in the Civil Court in Lahore, Pakistan in September 1998 by WAK Orient Power and Light against Westinghouse Electric Corporation, Raytheon Ebasco Overseas Ltd. and others. The claim was also subject to an arbitration proceeding in London, decided on December 18, 2000, in which the arbitrators found in favor of Siemens Westinghouse on all grounds and awarded Siemens Westinghouse $2 million in damages and $762,000 in costs. The panel found no breach of any obligation by Westinghouse, Raytheon or any of the other defendants. On May 7, 1999, while the claim was being arbitrated in London, WAK nonetheless obtained a default judgment of approximately $1 billion from the trial court in Pakistan. In October 2000, this judgment was vacated on procedural grounds by the Lahore High Court. The High Court declined to address Siemens’ application for a stay pending conclusion of the London arbitration, however, and remanded the case back to the trial court for further proceedings. Both parties subsequently appealed this decision to the Supreme Court of Pakistan. In a ruling announced July 12, 2002, the Supreme Court rejected WAK’s appeal, upheld the Lahore High Court’s vacating of the initial default judgment and remanded the case to the Lahore District Court instructing it to proceed, but to consider first whether it has jurisdiction in view of the arbitration proceedings. It also ruled that defendants “shall furnish equivalent Bank Guarantee to the satisfaction of the learned trial Judge for satisfaction of the decree, if ultimately passed against them.” WAK has argued to the trial court that this language requires defendants to put up a bond immediately. The defendants have filed a petition in the Supreme Court to review this point. By an order dated November 18, 2002, the trial court ordered the defendants to file an answer in the case and to post a $1 billion bank guarantee. The defendants have appealed this order. On November 28, 2002, the Lahore High Court ordered that the appeal be heard on January 22, 2003 and directed that no order adverse to the defendants be entered by the trial court in the interim. In addition to the proceedings in Pakistan, in June 1999, WAK also attempted to enforce the Pakistani trial court’s default judgment in the United States. The United States District Court for the Eastern District of Pennsylvania enjoined enforcement of the Pakistani default judgment and confirmed the London arbitration award, entering judgment in favor of Westinghouse Electric Corporation, Raytheon Ebasco Overseas Ltd. and the other defendants. WAK appealed that decision to the United States Court of Appeals for the Third Circuit. On May 9, 2002, that appeal was dismissed by the Third Circuit, and final judgment in favor of the defendants was entered.

      We are party to an action in the administrative court in Antioquia, Colombia filed by a consortium of contractors for the Aburra Valley mass transit system against the Aburra Valley mass transit authority. The original action seeks a judgment annulling a resolution by the authority that declared a breach of contract by the consortium and triggered the authority’s rights to certain legal remedies such as liquidated damages for delay and contractual claims for damages. In a counterclaim to this action, the authority has claimed damages of $427 million for breach of contract without specifying the details of the alleged breach. As part of a consortium of six companies, Siemens would only be responsible for its own share of any damages. The consortium has unsuccessfully contested the jurisdiction of the administrative court on the basis of the contractual provisions governing jurisdiction and providing for arbitration. In April 2001, the consortium successfully challenged a court order to take evidence. A new order has not yet been issued. The court is currently considering the case. A final decision is not expected within the next five years.

      We were subject to a valuation proceeding (Spruchstellenverfahren) in connection with a resolution passed at the 1999 annual shareholders’ meeting to abolish multiple voting rights that were attached to an outstanding class of preferred shares without providing compensation to the holder. The holder of these shares, von Siemens-Vermögensverwaltung GmbH (vSV), brought the valuation proceeding seeking reasonable compensation for the elimination of these multiple voting rights, based on an expert’s opinion that assumed a value of €7.59 for each voting right. The court of second instance, the Bayerische Oberste Landesgericht, decided on July 31, 2002 that a value attributable to the multiple voting rights could not be ascertained. Therefore, it ruled that abolishing these rights without providing compensation was reasonable. This decision is final.

      We are subject to a valuation proceeding (Spruchstellenverfahren) brought against us in 1992 in connection with the integration of Siemens Nixdorf Industries AG, Paderborn, into Siemens AG. According to German Stock Corporation Law, in order to complete the integration of Siemens Nixdorf as a wholly-owned subsidiary, we had to make a mandatory offer to exchange the remaining outstanding shares of Siemens Nixdorf for our shares. Based on an expert’s opinion, we made an offer to all outstanding Siemens Nixdorf shareholders at a share exchange rate of six Siemens Nixdorf shares for one Siemens share, or fifteen Siemens shares when adjusted for share splits that have occurred since 1992, and to buy any number of Siemens Nixdorf shares that cannot be divided by six for DM 156.50 (€80.02) per share. 68 holders of Siemens Nixdorf shares alleged that the value of our exchange offer was insufficient and brought a proceeding before the Landgericht Dortmund, the regional court in Dortmund. The proceeding relates to all 1,780,462 Siemens Nixdorf shares that were subject to our exchange offer. The Landgericht Dortmund asked an independent expert to give an opinion as to the values of Siemens Nixdorf and Siemens shares. This opinion concluded that the exchange ratio was sufficient but suggested that the cash settlement amount be raised to DM 177.80 (€91.93) per Siemens Nixdorf share. In spite of this opinion, on November 18, 2000, the Landgericht Dortmund rendered a decision setting the exchange ratio at three Siemens Nixdorf shares for fifteen Siemens shares, after adjustment for share splits that have occurred since 1992, and the cash settlement at DM 209.38 (€107.05) per Siemens Nixdorf share. Siemens believes this decision is wrong and has filed an appeal at the Oberlandesgericht Düsseldorf, the court of the second instance, where certain of the plaintiffs have also filed their own appeal.

      On November 29, 2000, Siemens received a written demand from the Atomic Energy Organization of Iran claiming unspecified damages plus interest for the breach of a 1976 contract between Siemens and the Atomic Energy Organization of Iran involving the construction of two nuclear power plants in Bushehr. The Atomic Energy Organization of Iran requested a sixty-day period from receipt of the demand to discuss the claims with Siemens, after which the Atomic Energy Organization of Iran threatened to take actions before arbitral tribunals and/or competent national courts. The sixty-day period elapsed in February 2001 without any resolution of the issue by the parties. No actions have been initiated by the Atomic Energy Organization of Iran before an arbitral tribunal or competent national court. Siemens intends to defend vigorously against any claim that arises from this situation.

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

Item 5: Operating and Financial Review and Prospects

      This Annual Report contains forward-looking statements based on beliefs of Siemens’ management. We use the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “should,” “plan” and “project” to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results to be materially different, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products, lack of acceptance of new products or services and changes in business strategy.

Table of Contents:

      The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related Notes prepared in accordance with U.S. GAAP as of and for the years ended September 30, 2002, 2001 and 2000.

      Beginning October 1, 2001, Siemens adopted the provisions of Statement of Financial Accounting Standards (SFAS) 142, Goodwill and Other Intangible Assets, and no longer amortizes goodwill but instead tests it for impairment. Consistent with this change, EBITA is now referred to as EBIT. EBIT is measured as earnings before financing interest, income taxes and certain one-time items. In a concurrent change, EBITA assets are now reported as Net capital employed. Net capital employed equals EBITA assets less accumulated amortization of goodwill and purchased in-process R&D expenses. Fiscal 2001 has been presented on a comparable basis. In fiscal 2001, we also changed the measure of profitability of our operations from EBIT to EBITA. Fiscal 2000 has been presented on a comparable basis. Our EBIT measures are more fully described below.

      In fiscal 2002 and 2001, foreign currency translation effects had significant effects on our results in which our consolidated financial statements are denominated, compared to other currencies, most notably the U.S. dollar and to a lesser extent the Swiss francs, the British pound and the Japanese yen. All of our business groups are subject to foreign currency translation effects; however, the business groups PG, Med and Osram are particularly affected since they generate a significant portion of their operations through subsidiaries whose results are subject to foreign currency translation effects particularly in the U.S. For significant quantitative effects of currency translation on sales of our business groups, see “—Segment Information Analysis—Operations,” as applicable. For additional information on foreign currency translation see Item 11: “Quantitative and Qualitative Disclosure About Market Risk—Foreign Currency Exposure” and Note 2 to the consolidated financial statements.

      In addition, the effect of divestments and acquisitions on our consolidated revenues and expenses also affects the comparability of our consolidated financial statements for different periods. The divestments and acquisitions that were most significant to us are described under “—Joint Ventures and Acquisitions.” See also Note 3 to the consolidated financial statements.

      Our results of operations have been affected by losses that result from cost overruns on significant multi-year fixed-price contracts. For a discussion of the losses from such contracts that were significant to us in fiscal 2002 and 2001, see Item 4: “Information on the Company—Long-Term Contracts and Contract Losses.” A discussion of this and other risk factors that could adversely affect our financial condition and results of operations is contained in Item 3: “Key Information—Risk Factors.”

BASIS OF PRESENTATION

      Siemens financial results are reported in accordance with U.S. GAAP. To help shareholders follow our growth and progress, the presentation of our worldwide financial results is enhanced by a component model presentation that presents the worldwide results for our operating business separately from the results for our financing and real estate activities and the effects of eliminations, reclassifications and Corporate Treasury. The three components of Siemens worldwide are as follows:

•	Operations—This component is defined as Siemens’ 13 operating groups including corporate headquarters and excluding the activities of the Financing and Real Estate segments and Corporate Treasury.

•	Financing and Real Estate—This component includes the Siemens Financial Services group, and the business of Siemens Real Estate. These businesses are responsible for our leasing, finance and real estate management activities.

•	Eliminations, reclassifications and Corporate Treasury—The third component included in our consolidated financial statements enhances the transparency of the other components by separately capturing the elimination of transactions among Operations and Financing and Real Estate, as well as certain reclassifications. This component also includes our Corporate Treasury activities.

      Effective December 2001, we no longer consolidate Infineon in our financial results. Instead we account for Infineon as an investment using the equity method. Accordingly, our net investment in Infineon is included in our consolidated balance sheet under long-term investments, and we report our share of Infineon’s net income or loss in our consolidated income statement as part of investment income (see Notes to the consolidated financial statements). The consolidated results of operations and cash flows of Infineon for the first two months of fiscal 2002 (before the accounting change occurred) are in “Eliminations, reclassifications and Corporate Treasury.” In the prior fiscal year, Infineon was fully consolidated. Accordingly, we continue to show Infineon as a separate component in the results for fiscal 2001.

      Our thirteen “Operations” business groups involve manufacturing, industrial and commercial solutions and services related more or less to our origins in the electrical business. We refer to these groups as our “Operations” to distinguish them from our financial services activities. We measure the profitability of our Operations component and of our segments by EBIT. EBIT is the measure used by our Managing Board as the chief operating decision maker for the Company in assessing performance. EBIT is also the basis for calculating Economic Value Added (EVA) for Operations, which in turn is part of the determination of the amount of executive incentive compensation in accordance with our company-wide bonus program. Therefore, we believe that EBIT enhances investor’s understanding of our Operations because we consider it the best measure of our groups’ operational performance. Other companies that use EBIT may calculate it differently, and their figures may not be comparable to ours.

      EBIT for our Operations component is defined as earnings before financing interest and income taxes, and excludes certain one-time items (see “—Corporate, Eliminations (Operations) and Reconciliation to Financial Statements—Reconciliation to Financial Statements”), which are deemed by the chief operating decision maker, the Managing Board, to not relate to the business performance of the Operations component. EBIT for segments is defined as earnings before financing interest, certain pension costs and income taxes and excludes certain one time items, which do not relate to the business performance of the groups. Financing interest is any interest income other than interest income related to receivables from customers, from cash allocated to the segments and interest expense on payables. We believe that it is appropriate to exclude financing interest from EBIT because decision-making regarding financing is typically made centrally in Corporate Treasury. Similarly, income taxes are excluded from EBIT since tax expense is subject to legal structures which typically do not correspond to the structure of our Operating segments. As a result, increases or decreases in EBIT reflect only the operational performance of the operations, as defined by the Managing Board, without regard to these effects. For further information on segment EBIT, see also Notes to the consolidated financial statements.

      In contrast, we assess the profitability of our Financing and Real Estate component by income before income taxes since interest expense and income is an important source of expense and revenue for this component. The profitability of our Infineon component, however, is measured by EBIT as Infineon has determined that EBIT, defined as earnings before interest, taxes and minority interest, is the relevant measure for its chief operating decision maker in assessing performance. Since Infineon is a separately listed company, we integrate its relevant measures into our financial reporting. Net capital employed is the asset measure used to assess the capital intensity of our Operations component and our segments. It represents total assets less tax related assets, less accruals and less non-interest bearing liabilities other than tax related liabilities. For further information regarding Net capital employed, see Notes to the consolidated financial statements.

FISCAL 2002 COMPARED TO FISCAL 2001

CONSOLIDATED OPERATIONS OF SIEMENS WORLDWIDE

Economic Environment and Market Trends

      Siemens has a balanced business portfolio with activities predominantly in the field of electronics and electrical engineering. These activities are influenced by a range of different regional and economic factors. In internationally oriented long-cycle industries, for example, customers have multi-year planning and implementation horizons that tend to be independent of short-term economic trends. Our activities in this area include power generation, power transmission and distribution, medical solutions and rail systems. In fields with more industry-specific cycles, customers tend to have shorter horizons for their spending decisions and greater sensitivity to current economic conditions. Our activities in this area include information and communications, automation and drives and lighting. Some activities, especially information and communications and medical solutions, are also influenced by technological change and the rate of acceptance of new technologies by end users.

      Economic conditions during fiscal 2002 were weak on a global basis, which limited revenue growth opportunities. Within this context, certain industries and regions experienced even greater difficulties. For example, telecommunications carriers are still burdened with substantial debt, resulting in sharp cutbacks in capital spending. Another example is the U.S. power generation market, where a boom in construction of gas turbine power plants came to a rapid end in fiscal 2002.

      Despite these adverse trends, our net income for fiscal 2002 rose 24% to €2.597 billion. Earnings from Operations and net cash from operating and investing activities both increased strongly compared to the prior year. A number of businesses which initiated cost cutting measures in fiscal 2001 returned to profitability in fiscal 2002, most notably the ICM wireless communications group. And at a time when many of our competitors were reporting sharply lower revenues, our sales for fiscal 2002 were nearly unchanged from the prior year on a comparable basis (excluding the effects of currency exchange, acquisitions and dispositions, which are discussed in detail below).

Operation 2003

      Our successes in fiscal 2002 are linked to the ongoing implementation of “Operation 2003,” a set of strategic programs and initiatives aimed at achieving specific earnings margin targets for the groups and generating cash during a period of slow macroeconomic growth. The five major action areas of Operation 2003 include:

•	Restoring profitability in the Information & Communications business area;

•	Successfully integrating the businesses acquired from Atecs Mannesmann into our Siemens Dematic and Siemens VDO groups;

•	Increasing profitability in our U.S. operations, across the board;

•	Continuing to emphasize asset management, so as to maintain the healthy positive cash flows of the past two years; and

•	Reducing central and group administrative costs.

      Execution of these strategic aims is an important part of our discussion and analysis below, particularly for the individual operating groups.

      As a company domiciled in the European Union, Siemens uses the euro as its official currency. Because we conduct much of our business outside the EU, however, currency translation effects involving the euro and other currencies can have a noteworthy impact on our reported results. These effects reduced reported sales by 2% for Siemens as a whole in fiscal 2002, and reduced reported new orders also by 2%.

Results of Siemens Worldwide

•	Sales for Siemens worldwide decreased 3% to €84.016 billion and orders decreased 7% to €86.214 billion. Excluding currency effects and the net effect of acquisitions and dispositions, sales remained level and orders decreased 5%.

•	Gross profit as a percentage of sales increased by one percentage point to 27.6% from 26.6% in the prior year, a period which included full-year consolidation of Infineon’s relatively lower gross profit margin. Higher productivity led to significantly higher gross margins at PG and Med. SV’s gross margin increased in part due to the full-year consolidation of the acquired Atecs businesses and an improved cost position. SBS increased its gross margin in comparison to fiscal 2001 which included severance charges and higher loss contract accruals. In contrast, A&D’s gross profit margin declined in fiscal 2002 due in part to margin erosion and warranty charges. I&S recorded a lower gross margin in fiscal 2002 due primarily to severance charges.

•	Research and development expense decreased from €6.782 billion to €5.819 billion compared to prior year. R&D spending represented 6.9% of sales, compared to 7.8% last year. Included in R&D expenses for the prior year are IPR&D charges of €126 million related to Operations, as well as R&D expenses of €1.189 billion relating to Infineon. In the Operating groups, R&D spending increased at SV and Med, and remained stable relative to declining sales at ICN and ICM.

•	Marketing, selling and general administrative expenses were €15.455 billion in fiscal 2002 compared to €16.640 billion in fiscal 2001. This figure represents 18.4% of sales, compared to 19.1% last year. The majority of the decrease is attributable to the deconsolidation of Infineon, effective December 2001. In the prior year Infineon contributed €786 million to the total. Operations also contributed to the decrease of marketing, selling and general administrative expenses, due to reduced outlays for marketing at ICN, ICM and A&D and lower provisions for accounts and loans receivable.

•	Other operating income, net was €1.321 billion compared to €2.762 billion last year. Fiscal 2002 includes gains of €936 million resulting from Infineon share sales, a €421 million gain on the sale of Unisphere Networks by ICN, a €60 million non-recurring gain at ICN, a €56 million gain on the sale of Hydraulik-Ring by SV, a gain from the sale of a portfolio of assets to Kohlberg Kravis Roberts & Co. L.P. (KKR), and contract cancellation penalties received by PG. Offsetting these gains was a €378 million goodwill impairment at ICN’s Access Solutions division related to Efficient Networks. The prior year included a €3.459 billion pre-tax gain from the transfer of Infineon shares to pension trusts, a €606 million gain related to capital increases at Infineon, and €927 million in goodwill impairments related to the acquisitions of Efficient and Milltronics. Also included in other operating expense for fiscal 2001 is €562 million of goodwill amortization. Beginning October 1, 2001, Siemens adopted the provisions of SFAS 142, Goodwill and Other Intangible Assets, and no longer amortizes goodwill.

•	Siemens earned net income for the fiscal year of €2.597 billion, up 24% from €2.088 billion in fiscal 2001. Net income in fiscal 2002 included our €453 share of Infineon’s net loss in fiscal 2002. Earnings per share for the fiscal year were €2.92, also up 24% compared to €2.36 a year earlier.

•	Net cash from operating and investing activities reached €4.754 billion, up sharply from €1.130 billion in the prior year. Net cash from operating activities totaled €5.564 billion, after a €1.782 billion cash contribution to Siemens’ pension trusts in Germany, the U.S. and the U.K. Investing activities, including approximately €2.8 billion of net proceeds from portfolio activities, used €810 million in fiscal 2002.

•	EBIT from Operations rose to €2.474 billion from €1.329 billion a year ago. Both periods include charges against earnings, primarily for severance and asset write-downs, totaling €1.482 billion in fiscal 2002 and €1.863 billion in fiscal 2001. Fiscal 2002 also includes gains of €631 million on sales of businesses.

•	Siemens management proposed a dividend of €1.00 per share. The prior year dividend per share was €1.00.

      Beginning October 1, 2001, Siemens adopted the provisions of SFAS 142, Goodwill and Other Intangible Assets. Accordingly, Siemens no longer amortizes goodwill. Net income in fiscal 2001 included goodwill amortization of €562 million, which reduced reported earnings per share by €0.63. For all periods presented, earnings per share reflect a stock split, at a ratio of one additional share for every two shares owned, which took effect on April 30, 2001.

ACQUISITIONS AND DISPOSITIONS

Atecs Mannesmann

      During fiscal 2002, Siemens undertook several transactions related to the fiscal 2001 acquisition of Atecs Mannesmann AG (Atecs), a large German automotive and automation technology group.

      On November 20, 2001, the Company sold Mannesmann Sachs AG to ZF Friedrichshafen AG. The disposition resulted in net proceeds of €716 million. This business had been accounted for as an asset held for sale, and no gain or loss was recorded in connection with the disposition.

      In January 2002, Siemens exercised its put option contract, in connection with the Atecs transaction, which gave Siemens the right to sell Rexroth AG (Rexroth), a wholly owned subsidiary of Atecs, to Robert Bosch GmbH (Bosch) for an adjusted equity value of €2.7 billion less proceeds from businesses already sold to Bosch. The put option was exercisable from January 2002 through December 31, 2002.

      In the second quarter of fiscal 2002, Vodafone AG exercised its option to sell to Siemens its 50% minus two shares stake in Atecs. In connection with this exercise, Siemens made a cash payment of €3.7 billion to Vodafone AG.

Infineon Technologies AG

      On December 5, 2001, we transferred 200 million Infineon shares or approximately 28.9% of Infineon’s outstanding share capital to an irrevocable, non-voting trust under a trust agreement. Under the terms of the trust agreement, the shares transferred to the trust may not be voted, as we have irrevocably relinquished our voting rights in those shares and the trustee is not permitted to vote the shares it holds in trust. We continue to be entitled to all the benefits of economic ownership of the shares held by the trustee. The transfer on December 5, 2001 reduced our voting interest in Infineon by an amount corresponding to the number of shares transferred. For more information on the Infineon non-voting trust, see Item 10: “Additional Information—Material Contracts.”

      During the first quarter of fiscal 2002, the Company sold 23.1 million shares of Infineon for net proceeds of €556 million and a tax-free gain of €332 million. In January 2002, the Company sold 40 million shares of Infineon resulting in net proceeds of €966 million with a resulting tax-free gain of €604 million. At September 30, 2002 our ownership interest was 39.7% and our voting interest was 33.3%, which includes the voting interest of Infineon shares in the Siemens German Pension Trust (Siemens Pension Trust e.V.).

      As we no longer have a majority voting interest in Infineon, we have from December 2001 no longer included the assets and liabilities and results of operations of Infineon in our consolidated financial statements and instead account for our ownership interest in Infineon using the equity method. See Notes to the consolidated financial statements.

Other Dispositions

      On July 1, 2002, Siemens completed the sale of Unisphere Networks, Inc. to Juniper Networks, Inc. for a combined sales price of €376 million cash and €208 million in Juniper stock. The sale transaction resulted in a pre-tax gain of €421 million. As a result of the transaction, Siemens acquired 9.73% of Juniper Networks’ common shares. The Juniper shares held by Siemens are subject to certain disposal restrictions which limit the amount of shares which Siemens may sell.

      In September 2002, Siemens completed the sale of several business activities to Kohlberg Kravis Roberts & Co. L.P. (KKR). KKR took over units that had belonged to the former Atecs Mannesmann Group: Mannesmann Plastics Machinery, the gas spring producer Stabilus, Demag Cranes & Components and the harbor crane unit Gottwald. As part of the transaction, Siemens also sold the Metering division of its Power Transmission and Distribution group, the Ceramics division of its Power Generation group, and Network Systems, a regional service business belonging to its Information and Communication Networks group. The business activities were sold to a holding company, called Demag Holding s.a.r.l (Luxembourg). KKR holds an 81% and Siemens a 19% stake in the holding company. The gross sales price was €1.69 billion. Taking into account Siemens’ stake in the holding company as well as a shareholder note of €38 million, a vendor note of €215 million and the net debt of €372 million assumed by KKR, Siemens received net cash proceeds of about €1.0 billion. The transaction resulted in a pre-tax gain of €21 million and was treated as a sale of a portfolio of businesses. However, separate results were allocated to the operating segments where the sold businesses had previously resided. As a result, Information and Communication Networks (ICN), and Power Generation (PG) were allocated gains of €153 million and €68 million respectively, while Power Transmission and Distribution (PTD) was allocated a loss of €54 million.

      Siemens will account for its 19% interest in Demag Holding at cost. The governing structure of Demag Holding provides for KKR to have absolute control over virtually all operating, financial, and other management decisions, while Siemens’ participation is only passive in nature.

SEGMENT INFORMATION ANALYSIS

Key Performance Data by Business Group

	New orders(1)						Net capital
	(Unaudited)		Total sales(2)		EBIT(3)		employed

	2002	2001	2002	2001	2002	2001	2002	2001

	(€ in millions)
Operations
Information and Communication Networks (ICN)	8,697	12,639	9,647	12,882	(691)	(861)	1,100	3,039
Information and Communication Mobile (ICM)	11,538	11,866	11,045	11,299	96	(307)	1,973	2,607
Siemens Business Services (SBS)	6,256	6,303	5,773	6,034	101	(259)	264	492
Automation and Drives (A&D)	8,728	9,065	8,635	8,947	723	981	2,197	2,619
Industrial Solutions and Services (I&S)	4,120	4,881	4,480	4,563	(198)	97	315	487
Siemens Dematic (SD)	2,810	2,281	2,995	2,520	45	(59)	975	957
Siemens Building Technologies (SBT)	5,601	5,549	5,619	5,518	195	132	1,778	2,241
Power Generation (PG)	10,586	12,219	9,446	8,563	1,582	634	(144)	(1,020)
Power Transmission and Distribution (PTD)	4,429	3,887	4,199	4,053	109	96	928	994
Transportation Systems (TS)	5,247	5,647	4,367	4,021	247	186	(741)	(932)
Siemens VDO Automotive (SV)	8,515	5,702	8,515	5,702	65	(261)	3,746	3,605
Medical Solutions (Med)	8,425	8,444	7,623	7,219	1,018	808	3,414	3,844
Osram	4,363	4,522	4,363	4,522	365	462	2,436	2,485
Corporate, eliminations	(5,793)	(6,890)	(3,580)	(3,416)	(1,183)	(320)	(2,486)	(2,805)

Total Operations	83,522	86,115	83,127	82,427	2,474	1,329	15,755	18,613
Reconciliation to financial statements	—	—	—	—		—	51,944	50,587
Other interest expense	—	—	—	—	(96)	(304)	—	—
Goodwill amortization and purchased in-process R&D expenses	—	—	—	—	—	(665)	—	—
Gains on sales and dispositions of significant business interests	—	—	—	—	936	4,065	—	—
Other special items	—	—	—	—	—	(1,185)	—	—

Operations income before income taxes/total assets/total amortization, depreciation and write-downs	—	—	—	—	3,314	3,240	67,699	69,200

Infineon Technologies (Infineon)	—	4,390	—	5,671	—	(1,024)	—	6,471
Reconciliation to financial statements	—	—	—	—	—	(1)	—	3,272

Infineon income (loss) before income taxes/total assets	—	—	—	—	—	(1,025)	—	9,743

					Income before
					Income taxes		Total assets

					2002	2001	2002	2001

					(€ in millions)
Financing and Real Estate
Siemens Financial Services (SFS)	582	481	582	481	216	158	8,681	9,501
Siemens Real Estate Management (SRE)	1,612	1,542	1,612	1,542	229	213	4,090	3,791
Eliminations	—	—	(8)	(7)	—	—	(561)	(525)

Total Financing and Real Estate	2,194	2,023	2,186	2,016	445	371	12,210	12,767

(1)	New orders are determined principally as the estimated sales value of accepted purchase orders and order value changes and adjustments, excluding letters of intent.
(2)	Includes intersegment sales.

(3)	EBIT is measured as earnings before financing interest, income taxes and certain one-time items included in Corporate, eliminations and Reconciliation to financial statements. EBIT differs from our Income before income taxes and you should not consider it to be the same. Other companies that use EBIT may calculate it differently, and their figures may not be comparable to ours.

Operations

Information and Communications

Information and Communication Networks (ICN)

		Year ended
		September 30,

ICN Performance Data	Change	2002	2001

		(€ in millions)
EBIT	20%	(691)	(861)
EBIT margin		(7.2)%	(6.7)%
Total sales	(25)%	9,647	12,882
New orders	(31)%	8,697	12,639
Net cash from operating and investing activities		711	(2,350)

	September 30,

	2002	2001

Net capital employed	1,100	3,039
Employees (in thousands)	39	51

      Continuing difficult conditions in the telecommunications equipment market had the harshest effect on ICN, which had EBIT of negative €691 million, compared to a negative €861 million in the prior year. The current year included €577 million in severance charges and asset write-downs. Asset write-downs included write-offs of inventory, receivables and venture capital investments. In addition, the group recorded a goodwill impairment of €378 million at the Access Solutions division related to Efficient Networks, as the market for Efficient’s DSL equipment significantly weakened compared to expectations at the time ICN acquired the business in fiscal 2001. Partially offsetting these charges were €634 million in gains primarily related to the sale of businesses, including Unisphere Networks. This figure includes a gain of €153 million for the sale of ICN’s network systems businesses in the United Kingdom, France and Italy, which were part of the portfolio of business activities sold to KKR. The prior year included severance charges of €387 million and write-downs of assets totaling €672 million, partially offset by €120 million in gains on the sale of investments in start-up companies. ICN’s EBIT in fiscal 2001 does not include the impairment of goodwill associated with the Efficient acquisition, as described below in “—Corporate, Eliminations (Operations) and Reconciliation to Financial Statements—Reconciliation to Financial Statements.”

      The steep plunge in capital expenditures by telecommunication network operators, particularly in the U.S. and Germany, had a direct effect on the Carrier Switching Business (consisting of the Wireline Networks, Optical Networks and Access Solutions divisions), which suffered a sharp decline in sales and orders and a corresponding impact on its profitability. The Enterprise Networks division reversed its loss in the prior year to stabilize its business and post a solid profit in fiscal 2002. For ICN as a whole, sales in fiscal 2002 fell 25% compared to the prior year, to €9.647 billion, while orders dropped 31%, to €8.697 billion.

      Net capital employed decreased from €3.039 billion to €1.100 billion as a result of ICN’s aggressive working capital management initiatives, divestments, asset write-downs and the goodwill impairment at the Access Solutions division related to Efficient. Net cash from operating activities and investing activities increased significantly from negative €2.350 billion in fiscal 2001, which included the acquisition of Efficient Networks, to a positive €711 million, as the efforts just noted more than offset ICN’s negative EBIT for the year. Cash flow will be negatively affected in future periods due to payments related to the planned headcount reduction activities described below. EVA in fiscal 2002 was negative, but improved compared to the prior year due to ICN’s reduction in Net capital employed.

      In fiscal 2001, ICN implemented its Profitability and Cash Turnaround (PACT) program, which is aimed at cutting costs, consolidating the group’s worldwide manufacturing infrastructure and optimizing its business portfolio. In fiscal 2002, the PACT program was expanded to include a total headcount reduction of approximately 20,500 positions, up from a planned 10,000 positions announced in fiscal 2001. The reduction in personnel is expected to be achieved through attrition, early retirement, and voluntary and involuntary terminations. Fiscal 2001 severance charges totaling €387 million were incurred related to the termination of employees in locations worldwide, employed in various functions including manufacturing and administration. The payout on this plan was substantially completed in fiscal 2002. In fiscal 2002, additional severance charges of €352 million were incurred worldwide in connection with the PACT program for employees in various functions. The majority of this is expected to be paid out in fiscal 2003. ICN expects additional expenses in fiscal 2003 to complete the headcount reduction program.

Information and Communication Mobile (ICM)

		Year ended
		September 30,

ICM Performance Data	Change	2002	2001

		(€ in millions)
EBIT		96	(307)
EBIT margin		0.9%	(2.7)%
Total sales	(2)%	11,045	11,299
New orders	(3)%	11,538	11,866
Net cash from operating and investing activities		594	14

	September 30,

	2002	2001

Net capital employed	1,973	2,607
Employees (in thousands)	29	30

      ICM was back in the black in fiscal 2002, posting EBIT of €96 million compared to a €307 million loss in the prior year, which included asset write-downs of €441 million. The Mobile Phones division was primarily responsible for this turnaround, posting EBIT of €82 million compared to a negative €540 million a year earlier, a period which included significant charges for asset write-downs, particularly for excess handset inventories. In fiscal 2002, the division was especially successful in the mid- and low-end segment where it introduced a number of new products. This resulted in an increase in unit sales to 33.3 million compared to 28.7 million handsets a year earlier. The division leveraged this increase in unit volume by significantly improving its cost structure within a cost-cutting program initiated in fiscal 2001. In addition to streamlining marketing and selling activities and improving its purchasing, the division successfully implemented design-to-cost strategies, including increased sharing of a common technology platform across multiple product lines.

      The Networks division recorded an EBIT of €5.0 million compared to €435 million in fiscal 2001. During fiscal 2002 the division faced ongoing price erosion and declining demand for wireless infrastructure products and services. In response to these prevailing market conditions, the division is expanding its “Top on Air” productivity program into fiscal 2003, in order to further reduce its costs. A headcount reduction plan initiated in fiscal 2001 was expanded during the year to a total targeted reduction of approximately 4,000 positions worldwide. The reduction in personnel is expected to be achieved through attrition, early retirement, and voluntary and involuntary terminations across various functions. EBIT in fiscal 2002 included €105 million for severance charges of which nearly half was paid to employees during the year. The remainder is expected to be paid out in fiscal 2003. In fiscal 2002, the division recorded higher provisions on customer financing receivables, including a €51 million write-off in the second half of the year associated with a customer serving Africa and the Middle East. The Cordless Products division made a significant contribution to ICM’s earnings for the year. The group’s results for the year also include ICM’s share, amounting to €17 million, of the loss at the Fujitsu Siemens Computers joint venture.

      For ICM as a whole, sales edged down 2%, to €11.045 billion, and orders declined 3%, to €11.538 billion compared to fiscal 2001. The decline in volume was evident at the Networks division, as a drop in sales of GSM infrastructure equipment was not compensated by an increase in sales of next-generation UMTS equipment.

      Net capital employed decreased from €2.607 billion in fiscal 2001 to €1.973 billion mainly due to aggressive working capital management, primarily accounts receivable and inventories. Net cash from operating and investing activities increased significantly to €594 million in fiscal 2002 compared to €14 million last year, due to increased profitability and improved asset management. Cash flow will be negatively affected in future periods due to payments related to the planned headcount reduction activities noted above and due to commitments to extend customer financing in the Networks division. For additional information see “—Customer Financing.” EVA remained negative, but improved in fiscal 2002 due to positive earnings and lower Net capital employed.

Siemens Business Services (SBS)

		Year ended
		September 30,

SBS Performance Data	Change	2002	2001

		(€ in millions)
EBIT		101	(259)
EBIT margin		1.7%	(4.3)%
Total sales	(4)%	5,773	6,034
New orders	(1)%	6,256	6,303
Net cash from operating and investing activities		173	339

	September 30,

	2002	2001

Net capital employed	264	492
Employees (in thousands)	34	36

      EBIT at SBS was €101 million in fiscal 2002 compared to a negative €259 million a year ago. The prior year included €242 million charges for severance and asset write-downs and a €44 million gain on a sale of an investment. The severance charges in fiscal 2001 totaled €196 million as part of a plan to eliminate 2,200 positions. During fiscal 2002, €140 million of this amount was paid to employees and the remainder is expected to be paid out in fiscal 2003. The prior year was also affected by loss provisions relating to two significant business process outsourcing contracts totaling €192 million. Management at SBS continues to focus on risks associated with long-term business process outsourcing contracts, particularly regarding our long-term contract with National Savings & Investments in the U.K. EBIT margin at SBS increased to 1.7% in fiscal 2002 compared to negative 4.3% a year ago. Sales slid 4% below the prior-year level, to €5.773 billion, and orders held steady at €6.256 billion, despite a difficult market for IT services. Net capital employed decreased from €492 million a year ago to €264 million in fiscal 2002 due to working capital management and lower capital expenditures. Net cash from operating and investing activities was €173 million in fiscal 2002, a period which included the severance payments noted above. Net cash from operating and investing activities of €339 million in fiscal 2001 benefited from higher sales of receivables to Siemens Financial Services (SFS). EVA turned positive in fiscal 2002 due to higher earnings and lower Net capital employed.

Automation and Control

Automation and Drives (A&D)

		Year ended
		September 30,

A&D Performance Data	Change	2002	2001

		(€ in millions)
EBIT	(26)%	723	981
EBIT margin		8.4%	11.0%
Total sales	(3)%	8,635	8,947
New orders	(4)%	8,728	9,065
Net cash from operating and investing activities		1,019	533

	September 30,

	2002	2001

Net capital employed	2,197	2,619
Employees (in thousands)	51	54

      A&D was one of Siemens’ top earnings performers for the year, delivering €723 million in EBIT and an 8.4% EBIT margin. Despite declining sales, A&D’s largest division, Industrial Automation Systems, was able to maintain a strong EBIT margin. The Large Drives division achieved higher volume and EBIT as it translated large orders into sales and benefited from productivity measures initiated in fiscal 2001. EBIT also included charges of €26 million, including headcount reduction in the U.S. and a €10 million loss on the sale of an investment. In comparison, EBIT a year earlier was €981 million. EBIT in the prior year did not include an impairment of goodwill associated with the acquisition of Milltronics, which is discussed in “—Corporate, Eliminations (Operations) and Reconciliation to Financial Statements—Reconciliation to Financial Statements.” Sales for A&D overall slid 3% to €8.635 billion and orders declined 4% to €8.728 billion, due in part to negative currency effects and weak demand in the Americas, particularly in the U.S. Net capital employed decreased from €2.619 billion to €2.197 billion due to improvements in working capital management, particularly regarding inventories and accounts receivable. This development also drove the improvement in net cash from operating and investing activities, which almost doubled from €533 million to €1.019 billion. EVA was positive, but lower than in the prior year.

Industrial Solutions & Services (I&S)

		Year ended
		September 30,

I&S Performance Data	Change	2002	2001

		(€ in millions)
EBIT		(198)	97
EBIT margin		(4.4)%	2.1%
Total sales	(2)%	4,480	4,563
New orders	(16)%	4,120	4,881
Net cash from operating and investing activities		(107)	(39)

	September 30,

	2002	2001

Net capital employed	315	487
Employees (in thousands)	29	30

      I&S battled weakness in the market for industrial solutions, posting EBIT of negative €198 million for the year compared to a positive €97 million in fiscal 2001. I&S took €152 million in charges for severance programs and capacity adjustments in fiscal 2002 primarily at the Industrial Services division, which turned negative after solid earnings in fiscal 2001. Reduced investments by major customers in the industrial sector resulted in a sharp decline in volume at the Metals, Mining and Paper Technologies division as well as at the Infrastructure and

Marine Solutions division. These declines resulted in negative EBIT, including severance charges for both businesses after positive earnings a year ago. The severance charges in fiscal 2002 totaled €118 million for a plan to eliminate approximately 1,600 positions. During fiscal 2002, €35 million of this amount was paid to employees, with the remainder scheduled for payment in fiscal 2003.

      Sales fell 2%, to €4.480 billion, while orders declined 16%, to €4.120 billion in part due to greater selectivity regarding new business. Net capital employed decreased to €315 million due in part to higher liabilities and lower inventories, compared to €487 million in the prior year. Net cash from operating and investing activities decreased from a negative €39 million to a negative €107 million, due to decreased profitability and lower sales of receivables to SFS. I&S’ cash flow will be negatively affected in future periods due to payments related to the planned headcount reduction activities noted above. EVA turned negative primarily due to lower profitability.

Siemens Dematic (SD)

		Year ended
		September 30,

SD Performance Data	Change	2002	2001

		(€ in millions)
EBIT		45	(59)
EBIT margin		1.5%	(2.3)%
Total sales	19%	2,995	2,520
New orders	23%	2,810	2,281
Net cash from operating and investing activities		(70)	261

	September 30,

	2002	2001

Net capital employed	975	957
Employees (in thousands)	12	12

      SD posted EBIT of €45 million compared to a negative €59 million a year earlier, when the group recorded significantly higher contract loss provisions and other charges totaling €95 million. In contrast, SD was profitable in all four quarters of fiscal 2002, as the group successfully integrated the Dematics businesses acquired from Atecs. The Material Handling division increased profitability at its U.S. operations through improved project management. The division also lowered contract loss provisions particularly in Europe as it increased overall productivity. The Postal Automation division returned to profitability. In contrast, EBIT of the Electronics Assembly Systems division turned negative compared to positive earnings a year ago, primarily due to a prolonged and deepening slump in the market for telecommunications equipment, affecting demand for its pick and place equipment. EBIT margin for the group improved to a positive 1.5%, compared to the negative level in the prior year.

      Sales of €2.995 billion and orders of €2.810 billion were 19% and 23% higher than in fiscal 2001, respectively, primarily because the prior period included only five months’ consolidation of the Dematic businesses. On a comparable basis, sales and orders declined year-over-year, reflecting the slowdown at the Electronics Assembly Systems division. Net capital employed was nearly unchanged at €975 million. Cash from operating and investing activities was a negative €70 million compared to a positive €261 million in the prior year, as customer prepayments decreased significantly and the group made payments for previously accrued contract loss provisions. Higher earnings helped improve SD’s EVA, which is still negative.

Siemens Building Technologies (SBT)

		Year ended
		September 30,

SBT Performance Data	Change	2002	2001

		(€ in millions)
EBIT	48%	195	132
EBIT margin		3.5%	2.4%
Total sales	2%	5,619	5,518
New orders	1%	5,601	5,549
Net cash from operating and investing activities		295	49

	September 30,

	2002	2001

Net capital employed	1,778	2,241
Employees (in thousands)	36	37

      SBT increased its EBIT in fiscal 2002 to €195 million from €132 million a year earlier. Prior-year results included charges primarily at the Fire and Safety division in the U.S., together with costs associated with the closure of certain facilities and related headcount reduction at the Building Automation and Fire and Safety divisions. EBIT margins improved as the group focused on higher-margin projects and reorganized the Fire & Security Products division.

      Orders and sales for SBT overall were up 1% and 2%, respectively, to €5.601 billion and €5.619 billion, as increases at Building Automation and acquisition-related increases at Security Systems were offset by decreases at Facility Management. The decrease in Net capital employed from €2.241 billion to €1.778 billion was due to improvements in working capital and reductions in property, plant and equipment. The improvement in net cash from operating and investing activities, from €49 million to €295 million, was a result of lower capital expenditures as well as decreases in inventories, increases in accounts payable and improvements in accounts receivable management. EVA increased but remains negative.

Power

Power Generation (PG)

		Year ended
		September 30,

PG Performance Data	Change	2002	2001

		(€ in millions)
EBIT	150%	1,582	634
EBIT margin		16.7%	7.4%
Total sales	10%	9,446	8,563
New orders	(13)%	10,586	12,219
Net cash from operating and investing activities		662	2,045

	September 30,

	2002	2001

Net capital employed	(144)	(1,020)
Employees (in thousands)	26	26

      PG led all Siemens groups with €1.582 billion in EBIT and an EBIT margin of 16.7%, compared to €634 million in EBIT and a 7.4% margin a year earlier. EBIT for fiscal 2002 included income of approximately €100 million from the net effect of updated estimates of project completion performance, a gain from the sale of a business included in the portfolio of business activities which Siemens sold to KKR, fees derived from customer cancellation of orders, which were partially offset by charges related to planned consolidation of manufacturing capacity. Further consolidation-related charges may be incurred in fiscal 2003 depending on market developments.

      Sales increased 10% year-over-year, to €9.446 billion. Much of the increase reflected the conversion of past orders to current revenues. The sales trend slowed significantly over the course of the year, especially in the fourth quarter. Orders decreased 13% to €10.586 billion, as U.S. demand for gas turbines, which began slowing in the second quarter, came to a virtual halt by the fiscal year’s end. PG’s backlog dropped from €26 billion, including approximately €11 billion of reservations, at the end of the prior year to €20 billion at September 30, 2002, including approximately €5 billion in reservations. During the year, PG converted €4.1 billion of reservations to confirmed orders.

      Net capital employed rose from negative €1.020 billion to negative €144 million, as prior customer prepayments were translated into project inventories and not replaced with new prepayments. This same trend also affected net cash from operating and investing activities, which decreased from €2.045 billion a year ago to €662 million in fiscal 2002. Cash flow will be impacted in future periods due to expected lower customer prepayments. Excellent profitability more than offset negative trends in lower customer prepayments and contributed to PG’s improved EVA.

Power Transmission and Distribution (PTD)

		Year ended
		September 30,

PTD Performance Data	Change	2002	2001

		(€ in millions)
EBIT	14%	109	96
EBIT margin		2.6%	2.4%
Total sales	4%	4,199	4,053
New orders	14%	4,429	3,887
Net cash from operating and investing activities		149	(331)

	September 30,

	2002	2001

Net capital employed	928	994
Employees (in thousands)	17	21

      PTD reported €109 million in EBIT despite a loss of €54 million on the sale of its Metering division, which was included in the portfolio of business activities sold by Siemens to KKR. EBIT in the prior year was €96 million. Fiscal 2002 earnings were driven primarily by strong performance at the High Voltage, Medium Voltage and Power Automation divisions. EBIT for the current fiscal year included charges of €34 million primarily for a severance program. Sales rose 4%, to €4.199 billion, and orders climbed 14%, to €4.429 billion, benefiting from a large order booked early in the year. Sales growth slowed at the end of the year due to slowing activity in the U.S. power market. Net capital employed decreased slightly to €928 million due to improvements in working capital and the sale of the Metering division. Working capital improvements also had a positive effect on net cash from operating and investing activities, which increased by €480 million to €149 million. The prior year’s cash flow was impacted by acquisitions. EVA was negative, due primarily to the loss on the sale of the Metering division.

Transportation

Transportation Systems (TS)

		Year ended
		September 30,

TS Performance Data	Change	2002	2001

		(€ in millions)
EBIT	33%	247	186
EBIT margin		5.7%	4.6%
Total sales	9%	4,367	4,021
New orders	(7)%	5,247	5,647
Net cash from operating and investing activities		95	752

	September 30,

	2002	2001

Net capital employed	(741)	(932)
Employees (in thousands)	17	14

      TS increased its EBIT 33% to €247 million compared to €186 million a year earlier. EBIT margin rose to 5.7% for the year compared to 4.6% last year. Sales climbed 9%, to €4.367 billion, as TS converted large prior year orders into current year sales. Orders of €5.247 billion were 7% lower than in fiscal year 2001, when TS booked a large railcar order valued at approximately €1.6 billion. This year’s new orders included a high-speed rail link in the Netherlands for €404 million, a turnkey subway system in Bangkok for €356 million and a 14-year, full-service contract for maintenance of high-speed trains in Spain for €305 million. The group’s backlog stood at €11.2 billion at year-end, level with the end of the prior year. Net capital employed increased from a negative €932 million to a negative €741 million as TS used advance payments for project inventories. Net cash from operating and investing activities decreased from €752 million to €95 million, due to lower advance payments. The rate at which TS receives advance payments for customer projects will have an impact on its cash flow in future periods. EVA increased on higher profitability due to improved productivity and an increased focus on higher-margin projects.

Siemens VDO Automotive (SV)

		Year ended
		September 30,

SV Performance Data	Change	2002	2001

		(€ in millions)
EBIT		65	(261)
EBIT margin		0.8%	(4.6)%
Total sales	49%	8,515	5,702
New orders	49%	8,515	5,702
Net cash from operating and investing activities		224	(89)

	September 30,

	2002	2001

Net capital employed	3,746	3,605
Employees (in thousands)	43	44

      SV turned in a profitable year, with EBIT of €65 million compared to a negative €261 million in fiscal 2001 as its integration and consolidation programs, initiated last year showed results. SV benefited from a €56 million gain on the sale of its Hydraulik-Ring business in fiscal 2002 and from the effects of its cost-reduction program initiated in fiscal 2001. The relative improvement in EBIT also benefited from the fact that fiscal 2002 included 12 months of results from the automotive operations acquired from Atecs, while fiscal 2001 included only five months. The prior year included €90 million in asset write-downs split between losses on the divestment of the group’s wiring harness business and write-downs of investments. The current year included charges for write-downs of certain intangible assets. Sales and orders of €8.515 billion were 49% higher than in fiscal 2001, largely reflecting full-year inclusion of the Atecs businesses compared to five months in the prior year.

      Net capital employed increased from €3.605 billion to €3.746 billion due to increased capital spending, especially for manufacturing equipment for Diesel technology. Net cash from operating and investing activities improved from negative €89 million to positive €224 million, due mainly to €107 million in proceeds from the sale of Hydraulik-Ring and to the improvement in earnings. Higher earnings also improved EVA, which remained negative.

Medical

Medical Solutions (Med)

		Year ended
		September 30,

Med Performance Data	Change	2002	2001

		(€ in millions)
EBIT	26%	1,018	808
EBIT margin		13.4%	11.2%
Total sales	6%	7,623	7,219
New orders	0%	8,425	8,444
Net cash from operating and investing activities		1,124	86

	September 30,

	2002	2001

Net capital employed	3,414	3,844
Employees (in thousands)	31	30

      Med achieved a new high in earnings with EBIT of €1.018 billion, 26% higher than the €808 million earned in fiscal 2001. Gross profit increased, particularly in the group’s imaging systems divisions, driven by productivity improvements in connection with new products. EBIT margin rose more than two percentage points, to 13.4%. Med’s imaging systems businesses also drove sales growth of 6% to €7.623 billion compared with the prior year. Delayed investment decisions in new technologies by customers of the Health Services division combined with order increases at the imaging systems divisions to result in stable order development for the year at €8.425 billion.

      Net capital employed decreased from €3.844 billion to €3.414 billion due to improvements in accounts receivable management. Cash from operating and investing activities was €1.124 billion, up from €86 million in the prior year which included the acquisition of Acuson. Cash from operating and investing activities improved on increased profitability and asset management. Higher earnings on decreased assets increased EVA.

Lighting

Osram

		Year ended
		September 30,

Osram Performance Data	Change	2002	2001

		(€ in millions)
EBIT	(21)%	365	462
EBIT margin		8.4%	10.2%
Total sales	(4)%	4,363	4,522
New orders	(4)%	4,363	4,522
Net cash from operating and investing activities		284	349

	September 30,

	2002	2001

Net capital employed	2,436	2,485
Employees (in thousands)	35	35

      Osram generated €365 million in EBIT compared to €462 million a year earlier, a period that included €54 million in non-operating gains. EBIT margin was also lower, at 8.4%, but that level still ranked among the highest of the groups. Sales of higher-margin products at the Automotive Lighting division resulted in a solid improvement in EBIT margin which were more than offset by margin erosion, in particular in the Opto-semiconductors division. Sales and orders slid 4%, to €4.363 billion, reflecting economic weakness particularly in Osram’s large U.S. market.

      Net capital employed decreased slightly to €2.436 billion, compared to €2.485 billion in the prior year. Net cash from operating and investing activities decreased from €349 million to €284 million. EVA decreased on lower earnings, but was still strongly positive.

Corporate, Eliminations (Operations) and Reconciliation to Financial Statements

      Corporate, eliminations (Operations) and Reconciliation to financial statements include various categories of items which are not allocated to the groups, because the Managing Board has determined that such items are not indicative of group performance. These include certain non-recurring, one-time charges or gains and results from centrally managed projects. In addition, Corporate, eliminations (Operations) includes corporate costs such as domestic pension-related income or expense, certain corporate-related derivative activities, and centrally held equity investments, business units and corporate projects. Reconciliation to financial statements includes various items excluded by definition from EBIT.

      We believe that this presentation provides a more meaningful comparison between the periods under review because it eliminates one-time or non-recurring gains or losses that management does not believe are indicative of the underlying performance of our business. This presentation reflects the assessment of our chief operating decision maker with respect to the performance of our components. However, you should be aware that different one-time or non-recurring items may occur in every period. While management believes that excluding special items in this way assists in understanding the underlying performance of our business in the periods under review, you should assess our performance on the basis of all the information presented in this Item 5: “Operating and Financial Review and Prospects.”

Corporate, Eliminations

      Corporate, eliminations consists of four main components: corporate items, consisting primarily of corporate expenses; investment earnings (losses), which include our share of earnings (losses) from equity investments held centrally; non-allocated pension-related income (expense); and “eliminations, other.” EBIT for Corporate, eliminations as a whole was a negative €1.183 billion compared to a negative €320 million a year ago.

      Corporate items decreased to €671 million in fiscal 2002 from €838 million in 2001, driven primarily by reduction in corporate expenses.

      Investment earnings were a negative €16 million compared to a positive €253 million a year earlier. The current period includes gains on the sale of two centrally held investments totaling €133 million, which were more than offset by Siemens’ equity share of Infineon’s net loss in fiscal 2002. Fiscal 2001 includes a loss on the sale of a domestic equity and debt security fund of €209 million, which was more than offset by gains of €227 million on the sale of available-for-sale-securities.

      Non-allocated pension-related income (expense) was a negative €250 million compared to a positive €279 million in the prior year. This line item was negatively affected by changes in pension trust net asset values, lower return assumptions and increased amortization expense related to the underfunding of our pension trusts.

      “Eliminations, other” was negative €246 million in fiscal 2002 compared to negative €14 million in the prior year. Fiscal 2002 primarily includes charges of €146 million related to the sale of a portfolio of businesses to

KKR and charges of €70 million relating to the write-off of centrally held investments. Fiscal 2001 included €78 million in expenses on centrally managed litigation, €74 million in corporate interest expense in part related to the Atecs acquisitions and €63 million in severance charges. Offsetting these items in fiscal 2001 were a gain of €114 million related to currency effects and the treatment of derivative contracts not qualifying for hedge accounting, and a gain of €162 million resulting from the positive resolution of certain asset-disposal contingencies.

Reconciliation to Financial Statements

      Other interest expense: Other interest expense for fiscal 2002 was €96 million, compared to €304 million in fiscal 2001, a period which included interest expense on a temporary €3.6 billion liability related to the acquisition of Atecs. Lower interest expense in the current period reflects lower interest rates and lower payments on intracompany financing. See “—Liquidity and Capital Resources” below.

      Goodwill amortization and purchased in-process R&D expense: In fiscal 2001, Siemens recorded €665 million in goodwill amortization and purchased IPR&D expenses of Operations. IPR&D of €126 million derived from the acquisitions of Acuson, Efficient and Atecs.

      Gains on sales and dispositions of significant business interests: Gains on sales and dispositions of significant business interests in fiscal 2002 include gains of €936 million resulting from the sale of 23.1 million Infineon shares during the first quarter and an additional 40 million shares in the second quarter. Both transactions took place on the open market.

      Included in gains on sales and dispositions of significant business interests in fiscal 2001 was a €3.459 billion pre-tax gain as a result of the irrevocable transfer of 93,825,225 shares of Infineon to the Siemens German Pension Trust. We also recorded a €484 million gain resulting from an additional capital offering by Infineon, achieved through the sale of 60 million of its shares in the fourth quarter of fiscal 2001. Following an earlier capital increase at Infineon, achieved through acquisitions, we recorded an aggregate gain of €122 million. Siemens did not participate in these capital increases or receive any proceeds from them.

      The €3.459 billion pre-tax gain on the contribution of the Infineon shares in April 2001 to the Siemens German Pension Trust was a non-cash item; the total amount recorded was based upon the market price of Infineon shares at the date of the transfer. The business purpose of the contribution of the Infineon shares to this pension trust was to shore up an already existing under-funded position in the pension trust, ahead of substantial new pension obligations arising from our acquisition of Atecs in the third quarter of fiscal 2001. As part of the purchase price, Siemens assumed Atecs’ unfunded pension obligations. In addition, the transfer of Infineon shares represented a further step towards meeting our long-stated goal of disposing of our interest in Infineon over time. While U.S. pension plans subject to the U.S. Employment Retirement Income Security Act of 1974 (ERISA) are restricted in the amount of securities they are permitted to own in the employer or its affiliates to 10% of plan assets, the Siemens German Pension Trust is not subject to such ERISA provisions.

      Other special items: Other special items in fiscal 2001 included charges totaling €927 million taken for impairment of goodwill relating to acquisitions made by ICN and A&D. These charges are not included in EBIT from Operations. They include a charge of €746 million resulting from the impairment of goodwill associated with the acquisition by ICN of Efficient Networks, Inc., a provider of DSL equipment in the United States. Shortly after the acquisition of Efficient, worldwide demand for DSL products contracted sharply. Additionally, the total charges include €181 million for impairment of goodwill primarily associated with the acquisition by A&D of Milltronics, Ltd. For more information see Notes to the consolidated financial statements.

      Also included in special items in fiscal 2001 is a write-down of €258 million of inventories and other assets in connection with a long-term, centrally managed production and outsourcing contract for a border control system in Argentina. This contract, originally entered into by SBS, was canceled by government decree.

      Lower tax rates enacted by the tax reform passed in Germany in October 2000, and the consequent adjustment of Siemens’ deferred tax balances at October 1, 2000, resulted in a one-time reduction of €222 million in income tax expense in fiscal 2001.

Financing and Real Estate

Siemens Financial Services (SFS)

		Year ended
		September 30,

SFS Performance Data	Change	2002	2001

		(€ in millions)
Income before income taxes	37%	216	158
Total sales	21%	582	481
Net cash from operating and investing activities		282	(496)

	September 30,

	2002	2001

Total assets	8,681	9,501
Employees (in thousands)	1	1

      Earnings before income taxes rose 37% at SFS, to €216 million, positively influenced by strong investment income in the Equity division, especially equity earnings from an investment in a power station in Indonesia and the sale of an investment in Portugal. Higher net interest income and lower provisions in the Equipment & Sales Financing division contributed significantly to the group’s earnings improvement. Earnings before income taxes for SFS in fiscal 2001 were €158 million. Sales increased 21%, to €582 million from €481 million in fiscal 2001. Sales primarily represent lease revenues from operating leases and do not reflect the bulk of the group’s business in capital leases and other financing activities. Total assets decreased from €9.501 billion to €8.681 billion in fiscal 2002, primarily at the Equipment and Sales Financing division, especially due to the division’s factoring business and significant foreign exchange effects.

      Net cash from operating activities and investing activities increased significantly, from negative €496 million in fiscal 2001 to a positive €282 million primarily due to the above-mentioned asset reductions at the Equipment and Sales Financing division. EVA improved due to the increase in earnings.

Siemens Real Estate (SRE)

		Year ended
		September 30,

SRE Performance Data	Change	2002	2001

		(€ in millions)
Income before income taxes	8%	229	213
Total sales	5%	1,612	1,542
Net cash from operating and investing activities		309	393

	September 30,

	2002	2001

Total assets	4,090	3,791
Employees (in thousands)	2	2

      SRE earned €229 million before income taxes on sales of €1.612 billion, up from €213 million and €1.542 billion, respectively, a year earlier. The group’s improved earnings were primarily due to increased profitability on higher sales related to real estate management and lease administration activities, which more than offset a reduction in gains from the disposal of real estate compared to the prior year. Total assets increased from €3.791 billion to €4.090 billion in fiscal 2002, due to the assumption of control of most of SBT’s real estate properties in fiscal 2002. Net cash from operating and investing activities decreased from €393 million in fiscal 2001 to €309 million. EVA improved due to the increase in earnings.

COMPONENT INFORMATION—STATEMENTS OF INCOME

      The following discussion adheres to our component model of reporting and includes an analysis of the income statement organized by component: Operations, Financing and Real Estate, and Eliminations, reclassifications and Corporate Treasury, followed by a summary of Siemens worldwide.

Operations

      The following table presents selected income statement information for the Operations component:

Operations

	Year ended
	September 30,

	2002	2001

	(€ in millions)
Net sales from operations	83,127	82,427
Gross profit on sales	22,805	22,235
as percentage of sales	27.4%	27.0%
Research and development expenses	(5,650)	(5,427)
as percentage of sales	(6.8)%	(6.6)%
Marketing, selling and general administrative expenses	(15,083)	(15,559)
as percentage of sales	(18.1)%	(18.9)%
Other operating income (expense), net	326	(118)
Income (loss) from investments in other companies, net	(142)	(24)
Income from financial assets and marketable securities, net	124	263
Interest income (expense) of Operations, net	94	(41)

EBIT	2,474	1,329
as percentage of sales	3.0%	1.6%

      Net sales from Operations increased 1% to €83.127 billion compared to €82.427 billion a year earlier. The net effect of acquisitions and dispositions contributed 4% to this development, reflecting primarily the inclusion of the VDO and Dematic businesses beginning in May 2001. Revenues were negatively affected by foreign currency effects of 2%, primarily involving exchange rates between the U.S. dollar and the euro. Positive contributions primarily from PG, TS and Med, as well as additions from the integration of the VDO and Dematic businesses were offset by declining sales at ICN, ICM, SBS as well as A&D.

      Gross profit as a percentage of sales was 27.4% compared to 27.0% in the prior year. Higher productivity led to significantly higher gross margins at PG and Med. SV’s gross margin increased in part due to the full year consolidation of the acquired Atecs businesses and an improved cost position. SBS increased its gross margin in comparison to fiscal 2001, a year which included severance charges and higher loss contract accruals. In contrast, A&D’s gross profit margin declined in fiscal 2002 due in part to margin erosion and warranty charges. I&S recorded a lower gross margin in fiscal 2002 due primarily to severance charges. See the analysis above for further comments on the individual groups.

      Research and development expenses (R&D) increased 4% to €5.650 billion in fiscal 2002, reflecting our ongoing commitment to R&D in a wide variety of areas. R&D spending as a percentage of sales was 6.8% compared to 6.6% a year earlier, driven by increased R&D spending at SV and Med, and by stable R&D investments at ICN and ICM relative to declining sales.

      Marketing, selling and general administrative expenses decreased 3% to €15.083 billion compared to last year, and declined as a percentage of sales from 18.9% to 18.1%. Reduced outlays for marketing lowered expenses at ICN, ICM and A&D, while higher sales drove higher expenses at PG and Med. The current year included lower provisions for accounts and loans receivable, while the prior year included higher loans receivable provisions including a write-down of a loan related to Winstar Communications, Inc.

      Other operating income (expense), net was a positive €326 million compared to a negative €118 million last year. The current period includes a €421 million gain on the sale of Unisphere Networks by ICN, a €60 million nonrecurring gain at ICN, a €56 million gain on the sale of Hydraulik-Ring by SV, a €21 million gain from the sale of a portfolio of business activities to KKR, and contract cancellation penalties received by PG. Offsetting these gains was a €378 million impairment related to Efficient Networks at ICN’s Access Solutions division. The prior period included a loss on the divestment of a business at SV.

      Income (loss) from investments in other companies, net was a negative €142 million compared to a negative €24 million in the prior year. The current year includes Siemens’ equity loss relating to Infineon, offset by a €133 million gain on the sale of two investments. The prior year included a loss of €209 million on the sale of a centrally managed investment and higher charges and expenses resulting from write-downs of venture capital and equity investments at ICN and SV.

      Income from financial assets and marketable securities, net was a positive €124 million compared to a positive €263 million in the last year. The current year was positively affected by higher gains related to the treatment of derivative contracts not qualifying for hedge accounting. Last year included a gain of €227 million on the sale of marketable securities from Siemens’ centrally managed equities portfolio, a gain of €44 million from the sale of an investment at SBS, as well as gains of €120 million from the sale of venture capital investments at ICN, offset by €184 million in charges from write-downs of marketable securities, that suffered a material decline in value which we have determined to be other than temporary.

      Interest income (expense) of Operations, net was €94 million compared to net interest expense of €41 million a year earlier, primarily due to declining interest rates and lower average interest-bearing liabilities.

      EBIT from Operations for fiscal 2002 was €2.474 billion, compared with €1.329 billion for fiscal 2001 reflecting the factors noted above. Both periods included charges of €1.482 billion and €1.863 billion, respectively, primarily for severance programs and asset write-downs. EBIT margin increased to 3.0% compared to 1.6% in fiscal 2001.

      Other interest expense for fiscal 2002 was €96 million, compared to €304 million in fiscal 2001, a period which included interest expense on a temporary €3.6 billion liability related to the acquisition of Atecs. Lower interest expense in the current period reflects lower interest rates and lower payments on intracompany financing. See “—Liquidity and Capital Resources” below.

      In fiscal 2001, Siemens recorded €665 million in goodwill amortization and purchased IPR&D expenses of Operations. IPR&D of €126 million derived from the acquisitions of Acuson, Efficient and Atecs.

      Gains on sales and dispositions of significant business interests in fiscal 2002 include gains of €936 million resulting from the sale of 23.1 million Infineon shares during the first quarter and an additional 40 million shares in the second quarter. Both transactions took place on the open market. Gains on sales and disposition of significant business interests in the prior year included a gain of €3.459 billion resulting from the irrevocable transfer of 93.8 million Infineon shares into the Siemens German Pension Trust, and a gain of €606 million resulting from capital increases at Infineon.

      Other special items in fiscal 2001 included goodwill impairments of €927 million related to Efficient and Miltronics, and a €258 million write-down of inventories and assets associated with the cancellation of a centrally managed outsourcing contract in Argentina.

Financing and Real Estate

      The following table presents selected income statement information for the Financing and Real Estate component:

Financing and Real Estate

	Year ended
	September 30,

	2002	2001

	(€ in millions)
Sales	2,186	2,016
Gross profit on sales	476	435
Marketing, selling and general administrative expenses	(282)	(297)
Other operating income, net	151	143
Income from investments in other companies, net	44	37
Income (expense) from financial assets and marketable securities, net	(25)	(15)
Other interest income, net	81	68

Income before income taxes	445	371

      Sales from Financing and Real Estate for the fiscal year 2002 increased 8% to €2.186 billion compared to fiscal 2001. The increase is attributable predominantly to the Equipment and Sales Financing division at SFS and the assumption of SBT’s real estate property at SRE. Marketing, selling and general administrative expenses decreased €15 million to €282 million. Other operating income, net was €151 million compared to €143 million last year. Income from investments in other companies, net increased from €37 million to €44 million in fiscal 2002, reflecting in part strong investment earnings at SFS’ Equity division. Income (expense) from financial assets and marketable securities, net was a negative €25 million compared to a negative €15 million in the prior year. For fiscal 2002, other interest income, net was €81 million compared to €68 million in fiscal 2001. As a result, income before income taxes for the fiscal year 2002 increased to €445 million compared to €371 million for fiscal 2001.

Eliminations, Reclassifications and Corporate Treasury

      This component of Siemens worldwide includes results of intra-Siemens activity by our Corporate Treasury, which provides corporate finance and treasury management services to our Operations component (excluding Infineon Technologies AG) and to our Financing and Real Estate component. It also includes eliminations of activity conducted between those two components, and reclassification of financial items which are associated with Operations but not included in EBIT from Operations. Since December 2001, Infineon has been accounted for under the equity method. The results of Infineon for the first two months of fiscal 2002, a loss of €115 million, are included in Eliminations, reclassifications and Corporate Treasury. To the extent that Infineon provided products and services to the Operations groups in the prior year, when Infineon was still consolidated in Siemens’ results, those effects are eliminated here as well.

      Reclassifications in fiscal 2002 include gains of €936 million resulting from the Infineon share sales mentioned above, reclassified from gains on sales and disposition of significant business interests to other operating income for Siemens worldwide. Fiscal 2001 includes reclassification of €665 million in goodwill amortization and purchased IPR&D, with €126 million in IPR&D related to the acquisitions of Acuson, Atecs and Efficient reclassified as research and development expense for Siemens worldwide and the remainder consisting of goodwill amortization reclassified into other operating expense. Reclassifications from gains on sales and disposition of significant business interests in fiscal 2001 include the €3.459 billion gain from transferring shares of Infineon to the Siemens German Pension Trust and the €606 million gain from capital increases at Infineon, both reclassified to other operating income. Reclassification of other special items includes the €927 million in Efficient and Milltronics impairments, reclassified as other operating expense for Siemens worldwide, and the €258 million write-down related to the contract in Argentina, reclassified into cost of goods sold.

Siemens Worldwide

      In connection with our component model of reporting, below is a discussion of the Consolidated Statements of Income for Siemens worldwide. Additional details relating to the other components of Siemens worldwide: Operations, Financing and Real Estate and Eliminations, reclassifications and Corporate Treasury are discussed above.

      The following table presents selected income statement information for Siemens worldwide:

Siemens Worldwide

	Year ended
	September 30,

	2002	2001

	(€ in millions)
New orders	86,214	92,528
New orders in Germany	17,812	18,921
International orders	68,402	73,607
Sales	84,016	87,000
Sales in Germany	18,102	19,144
International sales	65,914	67,856
Gross profit on sales	23,206	23,105
as percentage of sales	27.6%	26.6%
Research and development expenses	(5,819)	(6,782)
as percentage of sales	(6.9)%	(7.8)%
Marketing, selling and general administrative expenses	(15,455)	(16,640)
as percentage of sales	(18.4)%	(19.1)%
Other operating income, net	1,321	2,762
Income (loss) from investments in other companies, net	(114)	49
Income from financial assets and marketable securities, net	18	173
Interest income (expense) of Operations, net	94	(32)
Other interest income, net	224	43

Income before income taxes	3,475	2,678
Income taxes	(849)	(781)
as percentage of income before income taxes	24%	29%
Minority interest	(29)	191

Net income	2,597	2,088

      New orders in fiscal 2002 decreased from €92.528 billion to €86.214 billion. Orders in Germany decreased 6% to €17.812 billion, while international orders decreased 7% to €68.402 billion in this year. Sales for the fiscal year 2002 decreased 3% to €84.016 billion. Sales in Germany decreased 5% to €18.102 billion, while international sales decreased 3% to €65.914 billion. International business accounts for approximately 80% of Siemens’ total volume. Orders in the U.S. for the fiscal year decreased 14% to €21.205 billion and sales decreased 4% to €20.288 billion. The difference between sales and order trends in the U.S. was driven primarily by the end of the gas turbine boom. In Asia-Pacific, orders decreased 8% to €10.092 billion and sales decreased 13% to €9.668 billion. China continued to account for the largest share of sales in the region, contributing €3.223 billion. In Europe outside Germany, orders decreased 5% and sales increased 2%. For more detailed information on geographic sales for our business groups see Item 4: “Information on the Company.”

      Gross profit margin in fiscal 2002 increased by one percentage point to 27.6% from 26.6% in the prior year, a period which included full-year consolidation of Infineon’s low gross profit margin. Higher gross profit margins at PG, Med, SV and SBS in the current year were offset by lower margins primarily at A&D and I&S. Gross profit in fiscal 2001 also included the effect of the €258 million write-down related to Argentina.

      Research and development (R&D) expenses decreased from €6.782 billion to €5.819 billion compared to prior year. R&D spending represented 6.9% of sales, compared to 7.8% last year. Included in R&D expenses for the prior year are IPR&D charges of €126 million related to Operations, as well as R&D expenses of €1.189 billion relating to Infineon.

      Marketing, selling and general administrative expenses were €15.455 billion in fiscal 2002 compared to €16.640 billion in fiscal 2001. This figure represents 18.4% of sales, compared to 19.1% last year. The majority of the decrease is attributable to the deconsolidation of Infineon, effective December 2001. In the prior year Infineon contributed €786 million to the total. Operations also contributed to the decrease of marketing, selling and general administrative expenses, due to reduced outlays for marketing and lower provisions for accounts and loans receivable.

      Other operating income (expense), net was €1.321 billion compared to €2.762 billion in fiscal 2001. The current period includes gains of €936 million resulting from Infineon share sales, the €421 million gain on the sale of Unisphere Networks by ICN, the €60 million non-recurring gain at ICN, the €56 million gain on the sale of Hydraulik-Ring by SV, the gain from the KKR transaction, and contract cancellation penalties received by PG. Offsetting these gains was the €378 million impairment at ICN’s Access Solutions division related to Efficient Networks. The prior year included the €3.459 billion pre-tax gain from the transfer of Infineon shares to the Siemens German Pension Trust, the €606 million gain related to capital increases at Infineon, and the €927 million in goodwill impairments related to the acquisitions of Efficient and Milltronics. Also included in other operating expense in fiscal 2001 is €562 million of goodwill amortization. Beginning October 1, 2001, Siemens adopted the provisions of SFAS 142, Goodwill and Other Intangible Assets, and no longer amortizes goodwill.

      The effective tax rate on income for the fiscal year 2002 was approximately 24%, which was positively impacted by the tax-free sales of Infineon shares. The effective tax rate on income for fiscal 2001 was approximately 29%, which was also positively impacted by the tax-free sale of a part of our interest in Infineon as well as lower income tax rates mandated in fiscal 2001 by the tax reform passed in Germany in October 2000. This resulted in a one-time reduction of €222 million in income tax expense resulting from the adjustment of Siemens’ deferred tax balances at October 1, 2000. Both periods included negative tax impacts from non-deductible goodwill impairments.

EVA PERFORMANCE

      During fiscal 2002, Siemens continued its enterprise-wide focus on economic value added (EVA). We tie a significant portion of our executive incentive compensation to achieving EVA targets.

      EVA is a financial performance measurement of the value created or destroyed by a business. In simple terms, it compares the profitability of a business against the cost of capital used to run that business. We use this measure of performance in addition to income before income taxes and EBIT because those measures focus on results without taking into consideration the cost of capital employed in the business. In this manner, EVA complements EBIT. For each group in Operations, the EVA calculation begins with Siemens’ central management assessment of the risk-adjusted cost of capital for the group. This amount is then multiplied by the Net capital employed for the group, and the result is subtracted from net operating profit after taxes to arrive at EVA. A positive EVA means that a business has earned more than its cost of capital, and is therefore defined as value-creating. A negative EVA means that a business is earning less than its cost of capital and is therefore defined as value-destroying.

      Because the two major components of Siemens—Operations and Financing and Real Estate—are fundamentally different from each other, we adjust our calculations of EVA accordingly. In the case of Operations, we use EBIT as the base measure and apply a flat tax charge of 35% for calculating net operating profit. We calculate the percentage cost of capital for each group by taking the weighted average of the after-tax cost of debt and equity of Siemens and apply an adjustment factor, which takes into account the specific risks associated with the particular business. In fiscal 2002, management’s determination of the cost of capital for the groups within Operations ranged from 8% to 10%. This percentage is applied against average net operating assets in order to determine capital cost. In the case of Financing and Real Estate, we take income before taxes as the base measure and again apply a flat tax rate of 35% to arrive at income after taxes. From this result we deduct the cost of capital, which is calculated by multiplying the percentage cost of capital (as determined by Siemens management) by the risk-adjusted equity allocated to the Financing and Real Estate component. Other organizations that use EVA as a measure of financial performance may define and calculate EVA differently.

      Siemens worldwide realized a positive EVA of €617 million in fiscal 2002, compared to a negative €743 million in fiscal 2001.

EVA calculation

	2002	2001

	(in millions of €)
Operations
EBIT from Operations	2,474	1,329
Taxes and other	(933)	(332)

Net operating profit after taxes	1,541	997
Net capital employed (at September 30)	15,755	18,613
Financial adjustments/average calculation(1)	6,960	8,801
Average net operating assets	22,715	27,414
Capital cost	(2,061)	(2,524)

Operations	(520)	(1,527)

Financing and Real Estate
Income before income taxes	445	371
Taxes and other	(133)	(110)

Net operating profit after taxes	312	261
Equity	1,850	1,790
Capital cost	(165)	(158)

Financing and Real Estate	147	103

Eliminations, reclassifications and Corporate Treasury	54	45

Siemens excluding Infineon	(319)	(1,379)
EVA for Infineon(2)		(1,368)

Siemens worldwide before adjustment	(319)	(2,746)

Adjustment for certain centrally recorded gains/charges (3)	936	2,003

Siemens worldwide	617	(743)

(1)	The term “net operating assets” is the same as Net capital employed except for the effects of financial adjustments and the fact that average net operating assets are calculated as the average total of four fiscal quarters with a time lag of one quarter.
(2)	In fiscal 2002 EVA for Infineon is included in EVA for Operations.
(3)	Centrally recorded gains in fiscal 2002 represent gains on the sale of shares in Infineon. Prior year items included a gain of €3.459 billion resulting from the transfer of the Infineon shares into the Siemens German Pension Trust and a gain resulting from capital increases at Infineon, partially offset by goodwill impairments and charges related to a centrally managed outsourcing contract.

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

•	A number of groups operate in fields whose markets are stable over extended periods and are currently benefiting from favorable conditions. This applies particularly to Power Generation (PG), Transportation Systems (TS) and Medical Solutions (Med) which comprise roughly 30 percent of our business. Our market positions and profitability in these fields are continuing to improve. Power Transmission and Distribution (PTD) also belongs in this market cycle.

•	A second set of groups—which also contribute about 30 percent of our sales—are subject to shorter, general business cycles. Two good examples here are Automation and Drives (A&D) and Osram. Both units have sustained high levels of earnings, effectively demonstrating how a leading business can cope with economic cycles without significant declines in income. Industrial Solutions and Services (I&S), Siemens Building Technologies (SBT) and portions of Siemens Dematic (SD) also belong to this market cycle.

•	Around 40 percent of our sales are generated by groups dependent on industry-specific cycles currently experiencing deteriorating business conditions. These include primarily Information and Communication Networks (ICN), Information and Communication Mobile (ICM), Siemens Business Services (SBS), Siemens Dematic (SD), Siemens VDO Automotive (SV) and Infineon. Accordingly, these groups must make appropriate adjustments in light of these conditions.

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

•	Sales for Siemens worldwide increased 12% compared to fiscal 2000, to €87.000 billion. Excluding Infineon, sales increased 15% to €82.256 billion. Positive currency translation effects contributed one percentage point to this increase.

•	Gross profit decreased by 1.2 percentage points to 26.6% in fiscal 2001. Higher gross margins at PG, TS and Med in fiscal 2001 were offset by charges taken due to deteriorating market conditions at ICN, ICM, SBS and SD, and margin erosion at ICN and ICM. Gross profit in fiscal 2001 also includes unusual charges from asset write-downs related to a large outsourcing contract and was negatively affected by the significant decrease in gross profit at Infineon.

•	R&D spending represented 7.8% of sales, compared to 7.5% last year. Marketing, selling and general administrative expenses were 19.1% of sales, compared to 18.3% of sales last year, reflecting in part higher provisions on trade and financing receivables at ICN and ICM a well as increased advertising costs at ICM. Other expenses in fiscal 2001 includes €927 million impairment charges related to ICN and A&D.

•	Siemens worldwide net income of €2.088 billion in fiscal 2001 included gains on sales and dispositions of significant business interests including €4.065 billion, primarily related to the transfer of part of our share in Infineon to the Siemens German Pension Trust. Prior-year earnings of €8.860 billion included €7.826 billion in gains from divestments implemented as part of a portfolio optimization program. Infineon, in which we held a 50.4% economic interest at the end of fiscal 2001, recorded a net loss for the fiscal year of €591 million compared to net income of €1.126 billion in fiscal 2000.

•	Earnings per share were €2.36 in fiscal 2001, compared to €9.97 in the previous year. For all periods presented, earnings per share reflect a stock split, at a ratio of one additional share for every two shares owned, which took effect for trading purposes on April 30, 2001.

•	Net cash from operating activities of Siemens worldwide was €7.016 billion for the year, sharply up from the previous year’s level of €6.154 billion despite increasingly difficult market conditions.

•	EBITA from Operations was €1.329 billion including restructuring charges and asset write-downs of €1.863 billion. Excluding these charges and write-downs, EBITA from Operations was €3.192 billion. Prior year EBITA was €2.799 billion.

•	The proposed dividend of €1 per share is comparable on a post-split basis to the prior-year dividend of €0.93 excluding the prior-year bonus dividend.

JOINT VENTURES AND ACQUISITIONS

      We completed the following transactions in fiscal 2001:

      In November 2000, Med acquired Acuson Corporation of the United States for a purchase price of approximately U.S.$700 million;

      In January 2001, PG transferred its nuclear power operations into a joint venture with Framatome in exchange for a 34% interest in the joint venture. This investment is accounted for under the equity method;

      In April 2001, Siemens completed the acquisition of a controlling interest of 50% plus two shares in Atecs Mannesmann AG (Atecs), an automotive and automation technology company. In accordance with the purchase agreement, prior to closing we paid €3.1 billion to Mannesmann AG. As of the date of closing, Siemens made a capital contribution to Atecs. The purchase agreement also provides for our acquisition of Mannesmann AG’s remaining interest in Atecs, either at the option of Mannesmann during the period from the date of closing through September 30, 2002, or at the option of Siemens during the period from April 1, 2002 through December 31, 2003. We plan to exercise this latter option. The purchase price for the remaining interest in Atecs is between €3.7 and €3.8 billion under both options. We have accounted for the Atecs transaction as a purchase of a 100% interest, at a price of €9.6 billion, using the purchase method of accounting. The purchase price, including the assumption of €2.8 billion of financial debt and pension liabilities, was allocated to the assets acquired and liabilities assumed based on estimated fair values. In connection with the Atecs transaction, we entered into a put option contract giving Siemens the right to sell Rexroth AG (Rexroth), a wholly-owned subsidiary of Atecs, to Bosch for €2.7 billion. The put option is exercisable from January, 2002 through December 31, 2002. We plan to exercise this option.

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

SEGMENT INFORMATION ANALYSIS

Key Performance Data by Business Group

	New Orders(1)
	(Unaudited)		Total Sales(2)		EBITA(3)		EBITA Assets(4)

	2001	2000	2001	2000	2001	2000	2001	2000

	(€ in millions)
Operations
Information and Communication Networks (ICN)	12,639	11,648	12,882	11,323	(861)	686	3,298	4,454
Information and Communication Mobile (ICM)	11,866	10,420	11,299	8,910	(307)	718	2,623	2,876
Siemens Business Services (SBS)	6,303	5,857	6,034	5,882	(259)	70	518	1,396
Automation and Drives (A&D)	9,065	8,163	8,947	7,943	981	865	2,653	2,632
Industrial Solutions and Services (I&S)	4,881	4,401	4,563	4,226	97	111	493	375
Siemens Dematic (SD)	2,281	1,913	2,520	1,786	(59)	196	984	560
Siemens Building Technologies (SBT)	5,549	5,066	5,518	4,932	132	297	2,276	2,226
Power Generation (PG)	12,219	9,409	8,563	7,757	634	66	(1,003)	178
Power Transmission and Distribution (PTD)	3,887	3,566	4,053	3,151	96	45	1,004	784
Transportation Systems (TS)	5,647	3,722	4,021	3,710	186	75	(916)	(337)
Siemens VDO Automotive (SV)	5,702	3,839	5,702	3,833	(261)	89	3,691	937
Medical Solutions (Med)	8,444	5,253	7,219	4,924	808	463	4,099	3,308
Osram	4,522	4,327	4,522	4,326	462	388	2,505	2,533
Corporate, eliminations	(6,890)	(4,759)	(3,416)	(1,100)	(320)	(1,270)	(2,555)	2,143

Total Operations	86,115	72,825	82,427	71,603	1,329	2,799	19,670	24,065
Reconciliation to financial statements	—	—	—	—	—	—	51,247	45,044
Other interest expense	—	—	—	—	(304)	(220)	—	—
Goodwill amortization and purchased in-process R&D expenses	—	—	—	—	(665)	(253)	—	—
Gains on sales and dispositions of significant business interests	—	—	—	—	4,065	7,826	—	—
Other special items	—	—	—	—	(1,185)	(280)	—	—

Operations income before income taxes/ total assets/total amortization, depreciation and write-downs	—	—	—	—	3,240	9,872	70,917	69,109

							Net Capital(6)
					EBIT(5)		Employed

					2001	2000	2001	2000

					(€ in millions)
Infineon Technologies (Infineon)	4,390	8,837	5,671	7,283	(1,024)	1,670	6,471	5,709
Reconciliation to financial statements	—	—	—	—	(1)	74	3,272	3,144

Infineon income (loss) before income taxes/total assets	—	—	—	—	(1,025)	1,744	9,743	8,853

					Income before
					Income taxes		Total assets

					2001	2000	2001	2000

					(€ in millions)
Financing and Real Estate
Siemens Financial Services (SFS)	481	354	481	354	158	78	9,363	8,532
Siemens Real Estate Management (SRE)	1,542	1,410	1,542	1,420	213	201	3,469	3,590
Eliminations	—	—	(7)	—	—	—	(65)	(508)

Total Financing and Real Estate	2,023	1,764	2,016	1,774	371	279	12,767	11,614

(1)	New orders are determined principally as the estimated sales value of accepted purchase orders and order value changes and adjustments, excluding letters of intent.

(2)	Includes intersegment sales.

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

(4)	EBITA assets represent Net capital employed (total assets less tax related assets, less accruals and less non-interest bearing liabilities other than tax related liabilities) without amortization of goodwill and purchased in-process R&D expenses. In fiscal 2002, the Company changed its segment asset measure from EBITA assets to Net capital employed. See before “—Basis of Presentation.”

(5)	Infineon EBIT is measured as earnings before interest, taxes and minority interest. EBIT differs from Income before income taxes and you should not consider it to be the same. Other companies that use EBIT may calculate it differently, and their figures may not be comparable to those of Infineon.

(6)	Net Capital Employed, as an EBIT-related asset indicator, represents total assets less cash not allocated to the segments and deferred tax assets and less non-interest bearing liabilities other than deferred tax liabilities.

     The following discussion adheres to our component model of reporting and includes an analysis of the financial performance of Operations, Infineon, and our Financing and Real Estate component.

Operations

Information and Communications

Information and Communication Networks (ICN)

		Year ended
		September 30,

ICN Performance Data:	Change	2001	2000

		(€ in millions)
EBITA		(861)	686
EBITA margin		(6.7%)	6.1%
Total sales	13.8%	12,882	11,323
New orders	8.5%	12,639	11,648

			At September 30,

			2001	2000

EBITA assets	(26.0%	)	3,298	4,454

      ICN was affected by substantial cut-backs in capital spending by telecom operators for telecommunications and networking products due to financial difficulties in these sectors. In this challenging environment, ICN’s EBITA for the fiscal year was a negative €861 million, including restructuring charges and asset write-downs of €1.059 billion. Excluding these effects, EBITA at ICN was €198 million. EBITA in fiscal 2000 was €686 million, which included €204 million in nonrecurring gains from the sales of investments and real estate. Both fiscal 2000 and fiscal 2001 included approximately €120 million in gains on shares of start-up companies. ICN’s EBITA in fiscal 2001 does not include the impairment of goodwill associated with the Efficient acquisition, as described under “—Corporate, Eliminations (Operations) and Reconciliation to Financial Statements—Reconciliation to Financial Statements.”

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

      EBITA margin was a negative 6.7% for ICN as a whole. Excluding the restructuring charges and asset write-downs, EBITA margin was a positive 1.5%. EVA remained negative. Working off its large order backlog, ICN increased sales to €12.882 billion for the full fiscal year, 14% higher than in fiscal 2000. A highlight was the Wireline Networks division, which delivered a record 31 million EWSD (a German acronym for “digital electronic switching system”) ports during the year. Order growth slowed within the year, but still increased 9% year-over-year to €12.639 billion. Asset write-downs and disposal of certain marketable securities were partially offset by increased goodwill due to the acquisition of Efficient. This together with improved working capital management resulted in a decrease of EBITA assets by €1.156 billion year-over-year, to €3.298 billion at the end of fiscal 2001. Cash flow was also negatively affected by operating losses and the acquisition of Efficient Networks. Cash flow will be negatively affected in future periods due to the provisions for severance recorded in the current year, as noted above.

Information and Communication Mobile (ICM)

		Year ended
		September 30,

ICM Performance Data:	Change	2001	2000

		(€ in millions)
EBITA		(307)	718
EBITA margin		(2.7%)	8.1%
Total sales	26.8%	11,299	8,910
New orders	13.9%	11,866	10,420

		At September 30,

		2001	2000

EBITA assets	(8.8%)	2,623	2,876

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

      The Mobile Networks division strongly increased its EBITA contribution to €435 million for the year, and increased sales by 52% despite a slowing market. The Mobile Phones division had EBITA of negative

€540 million approximately half of which relates to asset write-down charges compared to positive EBITA of €632 million a year earlier. The division sold more than 28.7 million units compared to 23.9 million units in the previous fiscal year. Rigorous cost-cutting initiated in the third quarter helped the division reduce its loss to €22 million in the fourth quarter. ICM’s Fujitsu Siemens joint venture contributed a modest profit and thus reversed its loss in fiscal 2000. Sales for ICM in the fiscal year grew 27%, to €11.299 billion. Orders of €11.866 billion were 14% higher than fiscal 2000. EBITA assets decreased from €2.876 billion to €2.623 billion, despite significant sales growth principally due to successful asset management initiatives which led to a reduction in working capital. Due to negative earnings, however, EVA was negative for the year. Negative EBITA contributed to a decrease in cash flow during the year. Cash flow will be negatively affected in future periods due to the planned headcount reduction activities noted above and due to commitments to extend customer financing. For additional information on customer financing see “—Customer Financing.”

Siemens Business Services (SBS)

		Year ended
		September 30,

SBS Performance Data:	Change	2001	2000

		(€ in millions)
EBITA		(259)	70
EBITA margin		(4.3%)	1.2%
Total sales	2.6%	6,034	5,882
New orders	7.6%	6,303	5,857

		At September 30,

		2001	2000

EBITA assets	(62.9%)	518	1,396

      EBITA at SBS was a negative €259 million including fourth-quarter charges for severance and asset write-downs totaling €242 million. Excluding these effects, EBITA was a negative €17 million compared to a positive €70 million a year earlier. In response to difficult conditions in the IT services market and in the e-business arena in particular, SBS is concentrating on improving its profitability through cost-cutting measures, including personnel reductions. Charges totaling €196 million in employee severance costs arose from the elimination of 2,200 positions primarily in Europe, as part of a program to address deteriorating economic conditions in the region. The group expects to pay out substantially all of this charge in fiscal 2002. Asset write-downs of €46 million related to accounts receivable and venture capital investments. Fiscal 2001 EBITA includes loss provisions relating to two significant business process outsourcing contracts totaling €192 million. See “Item 4: Information on the Company—Long-Term Contracts and Contract Losses.” Results in fiscal 2001 and 2000 include gains on investments of €44 million and €54 million, respectively. Results at SBS in fiscal 2001 do not include a write-off of assets related to a contract in Argentina as described under “—Corporate, elimination (Operations) and Reconciliation to Financial Statements.” As also discussed in “—Corporate, eliminations (Operations) and Reconciliation to Financial Statements,” results in fiscal 2000 do not include losses related to the canceled contract in Argentina.

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

Automation and Control

Automation and Drives (A&D)

		Year ended
		September 30,

A&D Performance Data:	Change	2001	2000

		(€ in millions)
EBITA	13.4%	981	865
EBITA margin		11.0%	10.9%
Total sales	12.6%	8,947	7,943
New orders	11.0%	9,065	8,163

		At September 30,

		2001	2000

EBITA assets	0.8%	2,653	2,632

      A&D delivered strong double-digit growth in earnings, sales, and orders, based on excellent performance by the group’s three largest divisions: Industrial Automation Systems, Low Voltage Controls and Distribution, and Motion Control Systems. EBITA increased to €981 million, €116 million higher than in fiscal 2000, and EBITA margin reached 11%. Acquisitions and higher business volume in existing businesses pushed EBITA assets up slightly, but the faster growth in earnings enabled A&D to further increase its positive EVA. The group’s results do not include impairment of goodwill associated with the acquisition of Milltronics, discussed under “—Corporate, Eliminations (Operations) and Reconciliation to Financial Statements—Reconciliation to Financial Statements.” In fiscal 2001, sales rose 13% to €8.947 billion and orders climbed 11% to €9.065 billion, compared to €7.943 billion and €8.163 billion in fiscal 2000. Slowing market demand began having an effect in the fourth quarter, as new orders slid 5% compared to the comparable quarter of fiscal 2000.

Industrial Solutions & Services (I&S)

		Year ended
		September 30,

I&S Performance Data:	Change	2001	2000

		(€ in millions)
EBITA	(12.6%)	97	111
EBITA margin		2.1%	2.6%
Total sales	8.0%	4,563	4,226
New orders	10.9%	4,881	4,401

		At September 30,

		2001	2000

EBITA assets	31.5%	493	375

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

Siemens Dematic (SD)

		Year ended
		September 30,

SD Performance Data:	Change	2001	2000

		(€ in millions)
EBITA	(130.1%)	(59)	196
EBITA margin		(2.3%)	11.0%
Total sales	41.1%	2,520	1,786
New orders	19.2%	2,281	1,913

		At September 30,

		2001	2000

EBITA assets	75.7%	984	560

      SD was formed during the year via a third-quarter merger of the existing businesses of Siemens Production and Logistics Systems (PL) and Dematic AG (part of the Atecs acquisition). EBITA was a negative €59 million compared to a positive €196 million for PL in fiscal 2000. Profitability at the Electronics Assembly Systems division was reduced by a sharp slow-down in the telecommunications and other electronics manufacturing industries. Negative results at the Postal Automation division and contract loss provisions of €66 million primarily at the Material Handling Automation division combined with €29 million in integration and other costs to further reduce EBITA. EBITA margin moved from 11% for PL in fiscal 2000 to a negative 2.3% for SD in fiscal 2001.

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

Siemens Building Technologies (SBT)

			Year ended
			September 30,

SBT Performance Data:	Change		2001	2000

			(€ in millions)
EBITA	(55.6%	)	132	297
EBITA margin			2.4%	6.0%
Total sales	11.9%		5,518	4,932
New orders	9.5%		5,549	5,066

		At September 30,

		2001	2000

EBITA assets	2.2%	2,276	2,226

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

Power

Power Generation (PG)

		Year ended
		September 30,

PG Performance Data:	Change	2001	2000

		(€ in millions)
EBITA		634	66
EBITA margin		7.4%	0.9%
Total sales	10.4%	8,563	7,757
New orders	29.9%	12,219	9,409

	At September 30,

	2001	2000

EBITA assets	(1,003)	178

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

Power Transmission and Distribution (PTD)

		Year ended
		September 30,

PTD Performance Data:	Change	2001	2000

		(€ in millions)
EBITA	113.3%	96	45
EBITA margin		2.4%	1.4%
Total sales	28.6%	4,053	3,151
New orders	9.0%	3,887	3,566

		At September 30,

		2001	2000

EBITA assets	28.1%	1,004	784

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

Transportation

Transportation Systems (TS)

		Year ended
		September 30,

TS Performance Data:	Change	2001	2000

		(€ in millions)
EBITA	148.0%	186	75
EBITA margin		4.6%	2.0%
Total sales	8.4%	4,021	3,710
New orders	51.7%	5,647	3,722

		At September 30,

		2001	2000

EBITA assets	171.8%	(916)	(337)

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

Siemens VDO Automotive (SV)

		Year ended
		September 30,

SV Performance Data:	Change	2001	2000

		(€ in millions)
EBITA		(261)	89
EBITA margin		(4.6%)	2.3%
Total sales	48.8%	5,702	3,833
New orders	48.5%	5,702	3,839

	At September 30,

	2001	2000

EBITA assets	3,691	937

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

Medical

Medical Solutions (Med)

		Year ended
		September 30,

Med. Performance Data:	Change	2001	2000

		(€ in millions)
EBITA	74.5%	808	463
EBITA margin		11.2%	9.4%
Total sales	46.6%	7,219	4,924
New orders	60.7%	8,444	5,253

		At September 30,

		2001	2000

EBITA assets	23.9%	4,099	3,308

      Med turned in excellent performance, achieving record levels in earnings, sales, and orders due in large part to successful integration of Acuson, acquired in fiscal 2001, and Shared Medical Systems Corp. (SMS), acquired in late fiscal 2000. EBITA of €808 million was 75% higher than in fiscal 2000. EBITA margin increased to 11.2%. Imaging systems remained the primary engine of Med’s profitable growth. Sales increased by 47% to €7.219 billion, and orders grew 61% to €8.444 billion. Currency translation effects contributed five percentage points of sales growth. The acquisition of Acuson was the main factor in the group’s higher EBITA assets, which stood at €4.099 billion at the end of the fiscal year. The effect of acquisitions on EBITA assets resulted in a lower EVA than the prior year. The acquisition of Acuson also negatively affected cash flow.

Lighting

Osram

		Year ended
		September 30,

Osram Performance Data:	Change	2001	2000

		(€ in millions)
EBITA	19.1%	462	388
EBITA margin		10.2%	9.0%
Total sales	4.5%	4,522	4,326
New orders	4.5%	4,522	4,327

			At September 30,

			2001	2000

EBITA assets	(1.1%	)	2,505	2,533

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

Corporate, Eliminations (Operations) and Reconciliation to Financial Statements

      The Managing Board is responsible for assessing the performance of the groups. Corporate, eliminations (Operations) and Reconciliation to financial statements include various categories of items which are not allocated to the groups since the Managing Board has determined that such items are not indicative of group performance. These include non-recurring, one-time charges or gains and results from centrally managed projects. In addition, Corporate, eliminations (Operations) includes corporate charges such as personnel as well as domestic pension related income or expense, certain corporate-related derivative activities, centrally held equity investments, business units, and corporate projects. Reconciliation to financial statements includes various items excluded from EBITA in our Operations segments and Financing and Real Estate segment. Group EBITA is used to determine bonus payments in accordance with our management incentive program.

      We believe that this presentation provides a more meaningful comparison between the periods under review because it eliminates one-time or non-recurring gains or losses that management does not believe are indicative of the underlying performance of our business. This presentation reflects the assessment of our chief operating decision maker with respect to the performance of our components. However, you should be aware that different one-time or non-recurring items may occur in every period. While management believes that excluding special items in this way assists in understanding the underlying performance of our business in the periods under review, you should assess our performance on the basis of all the information presented in this Item 5: “Operating and Financial Review and Prospects.”

Corporate, Eliminations (Operations)

      Corporate, eliminations (Operations) consists of four main components: corporate items, consisting primarily of corporate expenses; investments earnings (losses), which include our share of earnings (losses) from equity investments held centrally; non-allocated pension-related income (expense); and “eliminations, other.” EBIT for Corporate, eliminations (Operations) as a whole was a negative €320 million compared to a negative €1.270 billion a year ago.

      Corporate items were €838 million in fiscal 2001 compared to €831 million in 2000, reflecting an increase of €252 million relating to activities in various central projects, particularly the Company’s e-business initiatives, partly offset by a decline in central personnel related expenses associated with the Company’s employee stock purchase program.

      Investment earnings were €253 million compared to €76 million a year earlier reflecting the continuing disposal of a portion of the centrally managed equities portfolio, higher earnings from centrally held equity investments, partially offset by a €209 million loss on the sale of a centrally held investment.

      Non-allocated pension-related income (expense) was a positive €279 million compared to a negative €239 million in the prior year. In March 2000, the Company established a domestic pension trust and assets were contributed at that date. As a result, expected return on plan assets were included in the determination of net periodic pension benefit (expense) for the entire year in fiscal 2001. Prior to the establishment of the pension trust, the return on trading securities designated as pension assets was recorded as income from marketable securities.

      “Eliminations, other” was negative €14 million in fiscal 2001 compared to negative €276 million in the prior year. Fiscal 2001 included €78 million in expenses on centrally managed litigation issues, €74 million in corporate interest expense in part related to the Atecs acquisition and €63 million in severance charges. Fiscal 2001 also included a gain of €114 million related to currency effects and the treatment of derivative contracts not qualifying for hedge accounting, and positive resolution of certain asset disposal contingencies of €162 million.

      In fiscal 2000, “eliminations, other” included the following: higher charges related to currency effects and the treatment of derivative contracts not qualifying for hedge accounting of €212 million, losses on asset dispositions totaling €210 million, €178 million in employee severance and contract termination costs and

€68 million related to the centrally managed outsourcing contract in Argentina originally entered into by SBS. The €178 million in employee severance and contract termination costs relate to the groups primarily as follows: PG €60 million, SBT €46 million, SBS €35 million and TS €10 million. Fiscal 2000 also included €692 million in income from marketable securities classified as trading.

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

Reconciliation to Financial Statements

      Other interest expense: Other interest expense increased in fiscal 2001 as a result of higher borrowings to fund Operations. Goodwill amortization and IPR&D expenses increased as a result of acquisitions in fiscal 2000 and 2001, primarily Atecs and SMS. Gains on sales and dispositions of significant business interests and other special items are discussed below.

      Goodwill amortization and purchased IPR&D expenses: Goodwill amortization and purchased IPR&D expense of Operations totaled €665 million in fiscal 2001 compared to €253 million in fiscal 2000. The increase reflects the goodwill amortization and IPR&D expenses relating to Acuson, acquired in November 2000, and Atecs and Efficient, acquired in April 2001.

      Gains on sales and dispositions of significant business interests: Included in gains on sales and dispositions of significant business interests in fiscal 2001 was a €3.459 billion pre-tax gain as a result of the irrevocable transfer of 93,825,225 shares of Infineon to the Siemens German Pension Trust. We also recorded a €484 million gain resulting from an additional capital offering by Infineon, achieved through the sale of 60 million of its shares in the fourth quarter. Following an earlier capital increase at Infineon, achieved through acquisitions, we recorded an aggregate gain of €122 million. Siemens did not participate in these capital increases or receive any proceeds from them. Taken together, these transactions had the effect of reducing Siemens’ ownership interest in Infineon from approximately 71% as of the end of last fiscal year to 50.4% as of September 30, 2001.

      The €3.459 billion pre-tax gain on the contribution of the Infineon shares in April 2001 to the Siemens German Pension Trust was a non-cash item; the total amount recorded was based upon the market price of Infineon shares at the date of the transfer. The business purpose of the contribution of the Infineon shares to this pension trust was to shore up an already existing under-funded position in the pension trust, ahead of substantial new pension obligations arising from our third quarter acquisition of Atecs. As part of the purchase price, Siemens assumed Atecs’ unfunded pension obligations. In addition, the transfer of Infineon shares represented a further step towards meeting our long-stated goal of disposing of our interest in Infineon over time. While U.S. pension plans subject to the U.S. Employment Retirement Income Security Act of 1974 (ERISA) are restricted in the amount of securities they are permitted to own in the employer or its affiliates to 10% of plan assets, the Siemens German Pension Trust is not subject to such ERISA provisions. At September 30, 2001, Infineon shares represented approximately 13% of the assets of the Siemens German Pension Trust.

      Gains on sales of dispositions in fiscal 2000 included €7.826 billion from pretax gains on sales of significant business interests, principally including €4.615 billion in gains relating to the initial public offering of Infineon, as well as exceptional gains from certain marketable securities. Also included in the total are gains from: the initial public offering of Epcos AG of €638 million, the sale of the Company’s Electromechanical Components business of €525 million, the sale of Nixdorf Retail and Banking Systems of €538 million, the sale of Vacuumschmelze GmbH of €93 million, the sale of substantially all of our fiber-optic cable and optical fiber business of €584 million and the sale of our Swiss-based television cable business of €774 million.

      Other special items: Other special items in fiscal 2001 included charges totaling €927 million taken for impairment of goodwill relating to acquisitions made by ICN and A&D. These charges are not included in EBIT from Operations. They include a charge of €746 million resulting from the impairment of goodwill associated with the acquisition by ICN of Efficient Networks, Inc, a provider of DSL equipment in the United States. Shortly after the acquisition of Efficient, worldwide demand for DSL products contracted sharply. Additionally, the total charges include €181 million for impairment of goodwill primarily associated with the acquisition by A&D of Milltronics, Ltd. For more information see Note 14 to the consolidated financial statements.

      Also included in other special items in fiscal 2001 is a write-down of €258 million of inventories and other assets in connection with a long-term, centrally managed production and outsourcing contract for a border control system in Argentina. This contract, originally entered into by SBS, was canceled by government decree.

      Lower tax rates enacted by the tax reform passed in Germany in October 2000, and the consequent adjustment of Siemens’ deferred tax balances at October 1, 2000, resulted in a one-time reduction of €222 million in income tax expense in fiscal 2001.

      Other special items in fiscal 2000 include exceptional charges related to contract losses, certain restructuring costs, the write-down of goodwill, a one-time bonus for employees, and a provision related to a loan. These other special items totaled a negative €280 million for fiscal 2000. For more information see Note 29 to the consolidated financial statements.

Infineon

Infineon Technologies (Infineon)

			Year ended
			September 30,

Infineon Performance Data:	Change		2001	2000

			(€ in millions)
EBIT			(1,024)	1,670
EBIT margin			(18.1%)	22.9%
Total sales	(22.1%	)	5,671	7,283
New orders	(50.3%	)	4,390	8,837

		At September 30,

		2001	2000

Net capital employed	13.3%	6,471	5,709

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

Operations

      The following table presents selected income statement information for the Operations component:

	Year ended
	September 30,

	2001	2000

	(€ in millions)
Net sales	82,427	71,603
Gross profit on sales	22,235	19,657
as percentage of sales	27.0%	27.5%
Research and development expenses	(5,427)	(4,619)
as percentage of sales	(6.6)%	(6.5)%
Marketing, selling and general administrative expenses	(15,559)	(13,333)
as percentage of sales	(18.9)%	(18.6)%
Other operating income (expense), net	(118)	(13)
Income from investments in other companies, net	(24)	310
Income from financial assets and marketable securities, net	263	832
Interest income (expense) of Operations, net	(41)	(35)

EBITA	1,329	2,799
as percentage of sales	1.6%	3.9%
Other interest (expense) income, net	(304)	(220)
Goodwill amortization and purchased in-process R&D expenses of Operations	(665)	(253)
Gains on sales and dispositions of significant business interests (therein gain on issuance of subsidiary and associated company stock €617 and €534, respectively)	4,065	7,826
Other special items	(1,185)	(280)

Income (loss) before income taxes	3,240	9,872

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

      Income from investments in other companies, net decreased by €334 million to an expense of €24 million, due primarily to a €209 million loss on the sale of a centrally managed investment. Also included in fiscal 2001 are additional charges and expenses resulting from the write-down of venture capital and equity investments at ICN and SV. In contrast, fiscal 2000 includes €161 million in gains on the sale of investments at ICN.

      Income from financial assets and marketable securities, net in fiscal 2001 was a positive €263 million. This includes principally €420 million in gains on sales of available for sale securities offset by €184 million of write-downs of marketable securities, particularly Brokat AG, that suffered a material decline in value which we have determined to be other than temporary. Income from financial assets and marketable securities in fiscal 2000 was a positive €832 million. This includes principally €692 million in income on marketable securities classified as trading and €174 million of gains on sales of available for sale securities. Subsequent to the contribution in March 2000 of the trading portfolio to the domestic pension trust, the Company no longer maintains a trading portfolio.

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

      Gains on sales and dispositions of significant business interests include the gain resulting from the irrevocable transfer of Infineon shares into the Siemens German Pension Trust, as well as a gain from an additional capital offering by Infineon as described below in “—Siemens Worldwide.” Other special items include goodwill impairments related to Efficient and Milltronics, and the write-down of inventories and assets associated with the contract cancellation in Argentina discussed in “—Segment Information Analysis—Corporate, Eliminations (Operations) and Reconciliation to Financial Statements.”

Infineon

      The following table presents selected income statement information for the Infineon component:

	Year ended
	September 30,

	2001	2000

	(€ in millions)
Net sales	5,671	7,283
Gross profit on sales	650	3,172
as percentage of sales	11.5%	43.6%
Research and development expenses	(1,189)	(1,025)
as percentage of sales	(21.0)%	(14.1)%
Marketing, selling and general administrative expenses	(786)	(670)
as percentage of sales	(13.9)%	(9.2)%
Other operating income (expense), net	200	2
Income from investments in other companies, net	36	154
Income from financial assets and marketable securities, net	65	37

EBIT	(1,024)	1,670
as percentage of sales	(18.1)%	22.9%
Other interest (expense) income, net	(1)	74

Income (loss) before income taxes	(1,025)	1,744

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

      Infineon’s other operating income (expense), net increased to €200 million in fiscal 2001 from €2 million in fiscal 2000, reflecting a gain on the disposition of Infineon’s image and video and infrared components businesses.

      Reflecting the above factors, Infineon’s EBIT was a negative €1.024 billion in fiscal 2001 compared to a positive €1.670 billion last year.

      Other interest (expense) income, net decreased from a positive €74 million in fiscal 2000 to an expense of €1 million in fiscal 2001 reflecting higher interest expense on debt and lower interest income.

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

      The following table presents selected information for Siemens worldwide:

	Year ended
	September 30,

	2001	2000

	(€ in millions)
New Orders	92,528	83,426
Sales	87,000	77,484
Gross profit on sales	23,105	21,535
as percentage of sales	26.6%	27.8%
Research and development expenses	(6,782)	(5,848)
as percentage of sales	(7.8)%	(7.5)%
Marketing, selling and general administrative expenses	(16,640)	(14,173)
as percentage of sales	(19.1)%	(18.3)%
Other operating income (expense), net	(1,476)	(277)
Income from investments in other companies, net	49	299
Income from financial assets and marketable securities, net	173	2,732
Interest income (expense) of Operations, net	(32)	(35)
Other interest (expense) income, net	43	180
Gains on sales and dispositions of significant business interests(1)	4,238	7,826

Income before income taxes	2,678	12,239
Income taxes	(781)	(3,017)
Minority interest	191	(362)

Net income	2,088	8,860

(1)	In fiscal 2001 and fiscal 2000, gains on sales and dispositions of significant business interests were presented as a separate line item within Siemens worldwide. In the fiscal 2002 consolidated financial statements, these gains are presented under other operating income (expense), net.

     New orders in fiscal 2001 rose to €92.528 billion, 11% or €9.102 billion higher than in fiscal 2000. Orders in Germany increased 5% to €18.921 billion from €18.043 billion in fiscal 2000. International orders rose faster, from €65.383 billion a year ago to €73.607 billion in fiscal 2001, an increase of 13%. Sales for the fiscal year climbed 12% to €87.000 billion. Sales in Germany increased by 1% to €19.144 billion, while international sales rose 16% to €67.856 billion. International business now accounts for almost 80% of Siemens’ total volume. Orders in the U.S. for the year climbed 28% to €24.751 billion and sales rose 24% to €21.103 billion. In Asia-Pacific, orders decreased 4% to €10.933 billion and sales increased 11% to €11.081 billion. China continued to account for the largest share of sales in the region, contributing €3.916 billion. In Europe outside Germany, orders rose 7% and sales increased 9%. For more detailed information on geographic sales for our business groups see Item 4: “Information on the Company.”

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

      Other operating income (expense), net was a negative €1.476 billion compared to a negative €277 million in fiscal 2000. The increase in fiscal 2001 is primarily due to €927 million in impairment charges related to ICN and A&D. See the discussion under “—Segment Information Analysis—Corporate, Eliminations (Operations) and Reconciliation to Financial Statements—Reconciliation to Financial Statements.” Goodwill amortization of Operations in fiscal 2001 includes additional amortization relating to Acuson, acquired in November 2000, and Atecs and Efficient, acquired in April 2001.

      Income from investments in other companies, net was €49 million, compared to €299 million last year, due primarily to a €209 million loss on the sale of centrally managed investments in Operations in fiscal 2001. In contrast, fiscal 2000 includes €161 million in gains on the sale of venture capital related investments at ICN. Infineon’s other operating income increased to €200 million in fiscal 2001 from €2 million in fiscal 2000, reflecting a gain on the disposition of Infineon’s image and video and infrared components businesses.

      Income from financial assets and marketable securities, net in fiscal 2001 was €173 million compared to €2.732 billion last year. The prior year included exceptional gains from certain marketable securities. See the discussion under “—Segment Information Analysis—Corporate, Eliminations (Operations) and Reconciliation to Financial Statements—Corporate Eliminations (Operations).” In fiscal 2001, €426 million in gains on sales of available-for-sale securities were offset by €217 million of write-downs of marketable securities. Income from financial assets and marketable securities in fiscal 2000 of Operations includes €692 million in income on marketable securities classified as trading and €174 million of gains on sales of available for sale securities.

      Other interest (expense) income, net was a positive €43 million compared to €180 million in fiscal 2000, which included higher interest income from Corporate Treasury. The current year included higher interest expense on debt relating to our acquisition of Atecs.

      Gains on sales and dispositions of significant business interests for the fiscal year were €4.238 billion. Included in this amount was a €3.459 billion pre-tax gain as a result of the irrevocable transfer of 93,825,225 shares of Infineon to the Siemens German Pension Trust. We also recorded a €484 million gain resulting from Infineon’s sale of 60 million of its shares in a capital increase in the fourth quarter. In addition,

Infineon increased its capital in connection with acquisitions which resulted in a gain of €122 million. Siemens did not participate in these capital increases. Taken together these transactions had the effect of reducing Siemens’ ownership interest in Infineon from approximately 71% as of the end of last fiscal year to 50.4% as of September 30, 2001.

      As described in “—Liquidity and Capital Resources” below, with the worldwide decline in equity markets, Siemens’ worldwide pension plans experienced a significant change in their funding status in fiscal 2001. Primarily as a result of the decline in funding status, net periodic pension cost in fiscal 2002 increased.

      The effective tax rate on income for fiscal 2001 was 29%, which was positively impacted by the tax-free sale of a part of our interest in Infineon. In fiscal 2001, lower tax rates mandated by the tax reform passed in Germany in October 2000 resulted in a one-time reduction of €222 million in income tax expense after adjustment of Siemens’ deferred tax balances at October 1, 2000.

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOW—FISCAL 2002 COMPARED TO FISCAL 2001

      The following discussion adheres to our component model of reporting and includes an analysis of cash flow and related balance sheet effects in our Operations and Financing and Real Estate components.

      Net cash provided by the operating activities of the Operations component for the fiscal year 2002 totaled €4.277 billion compared to €5.885 billion in fiscal 2001. Cash flow from operating activities for fiscal 2002 included €1.782 billion in supplemental cash contributions to Siemens’ pension trusts. Before the contribution, cash provided from operating activities of Operations in fiscal 2002 was €6.059 billion. Changes in net working capital (current assets less current liabilities) provided €1.019 billion in the current fiscal year compared to cash provided of €3.523 billion in fiscal 2001. The current year period reflects positive cash flows from the reduction of inventories, particularly at ICN, ICM and PG, while the prior year experienced an increase in inventories. Accounts receivable were reduced at ICN, ICM, A&D, TS and Med and accounts payable decreased, following a significant increase in fiscal 2001. Cash flow from customer prepayments at PG and TS within other liabilities declined significantly compared to an increase in the prior year and are expected to decrease further in fiscal 2003. Severance programs initiated in fiscal 2001 and expanded in fiscal 2002 will negatively impact cash flow from operating activities over approximately the next two years.

      Net cash used in investing activities within Operations was €250 million, compared to net cash used of €4.519 billion in fiscal 2001. Capital expenditures excluding acquisitions were €3.412 billion, €1.051 billion lower than in previous fiscal year. Cash used for acquisitions was €3.787 billion compared to €3.898 billion in the prior year. The current fiscal year included a €3.657 billion payment to complete the Atecs-Mannesmann transaction initiated in fiscal 2001. Cash used in acquisitions in the prior year included a €1 billion initial deposit for Atecs and €2.38 billion for the acquisitions of Acuson and Efficient. Proceeds from the sales and dispositions of businesses in fiscal 2002 totaled €6.097 billion, including sales of Rexroth, Sachs, the portfolio of businesses sold to KKR, Unisphere, Hydraulik-Ring and €1.522 billion related to Infineon. Proceeds from sales of long-term investments, intangibles and property plant and equipment totaled €801 million compared to €3.454 billion in the prior year, a period which included €2.555 billion in proceeds from the sale of a domestic equity and debt security fund.

      Net cash provided by operating activities within the Financing and Real Estate component for the fiscal year 2002 was €558 million compared to €654 million in fiscal 2001. Higher net income was offset by a net increase in working capital.

      Net cash used by investing activities in Financing and Real Estate was €100 million compared to net cash used of €870 million a year earlier. This development was driven by decreases of finance receivables, primarily related to leasing, compared to a significant increase in the prior year. Fiscal 2001 included higher proceeds, net of collections, from the sale of accounts receivable by SFS, including asset securitization using SieFunds amounting to €866 million. During fiscal 2002, collections on previously sold accounts receivable outpaced new sales by €607 million.

      Net cash provided by operating activities of Siemens worldwide totaled €5.564 billion in fiscal 2002 compared to €7.016 billion for fiscal 2001. Cash provided by operating activities for fiscal 2002 included €1.782 billion in supplemental cash contributions to Siemens’ pension trusts. Changes in net working capital provided €1.323 billion of cash in fiscal 2002 compared to €4.328 billion in fiscal 2001. This decrease was due primarily to the effect of receivable sales and lower liabilities in fiscal 2002.

      Net cash used in investing activities of Siemens worldwide was €810 million in fiscal 2002 compared to net cash used of €5.886 billion last year. Capital expenditures including the purchase of investments and excluding acquisitions were €4.226 billion, down €3.532 billion compared to €7.758 billion a year earlier, a period which included €2.578 billion in capital expenditures at Infineon.

      Net cash provided by operating and investing activities of Siemens worldwide was €4.754 billion compared to net cash provided of €1.130 billion a year earlier.

      Net cash used by financing activities for Siemens worldwide was €859 million compared to net cash used of €95 million in fiscal 2001. The current period included the payment of dividends of €888 million and €847 million for repayment of debt. The prior year period included the proceeds received through the issuance of two bonds with a total volume of €4 billion shown in Corporate Treasury, partially offset by dividends of €1.412 billion, which included a bonus dividend and repayments of debt amounting to €976 million.

      For Siemens worldwide, total net cash provided by operating activities of €5.564 billion, less net cash used in investing and financing activities of €1.669 billion as well as the deconsolidation of Infineon and currency translation effects, resulted in €3.394 billion increase in cash and cash equivalents, to €11.196 billion.

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

CAPITAL RESOURCES AND CAPITAL REQUIREMENTS

      Siemens is committed to a strong financial profile, characterized by a conservative capital structure which gives us excellent financial flexibility.

      Our current corporate credit ratings from Moody’s Investors Service and Standard & Poor’s are noted below:

	Moody’s Investors	Standard &
	Service	Poor’s

Long-term debt	Aa3	AA-
Short-term debt	P-1	A-1+

      Moody’s Investor Service rates our long-term corporate credit Aa3. The rating classification of Aa is the second highest rating within the agency’s debt ratings category. The numerical modifier 3 indicates that our long-term corporate credit ranks in the lower end of the Aa category.

      Moody’s Investors Service’s rating for our short-term corporate credit and commercial paper is P-1, the highest available rating in the prime rating system, which assesses issuers’ ability to honor senior financial obligations and contracts generally with a maturity not exceeding one year.

      Standard & Poor’s rates our long-term corporate credit AA-. Within Standard & Poor’s long-term issue and issuer credit ratings, an obligation rated AA has the second highest rating category assigned. The modifier “-” indicates that our long-term corporate credit ranks in the lower end of the AA category. Our short-term corporate credit and commercial paper is rated A-1+ within Standard & Poor’s short-term issue credit ratings, giving Siemens the highest-ranking short-term rating.

      Siemens has no further agreements with nationally recognized statistical rating organizations to provide a long-term and short-term rating for our Company.

      Recently, the rating agencies have focused more specifically on an assessment of liquidity risk. Moody’s most recent liquidity risk assessment for Siemens as of June 20, 2002, classified the liquidity profile of the Company as “very healthy.”

      Please be advised that security ratings are not a recommendation to buy, sell or hold securities. Credit ratings may be subject to revision or withdrawal by the rating agencies at any time. You should evaluate each rating independently of any other rating.

      Capital resources at September 30, 2002 included €11.2 billion in cash and cash equivalents. Corporate Treasury generally manages cash and cash equivalents for the entire Company, except in countries where local capital controls require otherwise. At September 30, 2002, Corporate Treasury managed approximately 90% of Siemens’ worldwide cash and cash equivalents. Corporate Treasury carefully manages placement of cash and cash equivalents subject to strict credit requirements and counterparty limits. Another €399 million is held in available-for-sale marketable securities, including shares in Epcos AG and a portion of our interest in Juniper Networks, Inc. In addition, our remaining shares in Infineon had a market value of approximately €1.6 billion based on the share price at September 30, 2002. In addition to these capital resources, SFS has established structures for raising funds through the sale of accounts receivable, either by issuing asset-backed securities under our SieFunds program or by selling portfolios of receivables directly to banks. Siemens continues to place a high priority on managing cash flows from operating and investing activities.

      Capital requirements include normal debt service and regular capital spending and cash requirements. Other commercial commitments, including primarily guarantees, are contingent upon the occurrence of specific events. Approximately €2.1 billion of debt including €94 million of commercial paper is scheduled to become due in fiscal 2003. Capital spending programs have been reduced in line with more difficult market conditions. In addition, the deconsolidation of Infineon at the end of the first quarter of fiscal 2002, which had accounted for a substantial percentage of overall capital expenditures of Siemens worldwide, has resulted in considerably lower capital expenditures compared with previous periods. We plan capital expenditures for property, plant and equipment for the coming fiscal year to be slightly above current depreciation expense of approximately €2.9 billion for fiscal 2002. Our shareholders’ equity at September 30, 2002 was €23.521 billion, a decrease of €291 million since September 30, 2001. See also the discussion of pension plan funding below. We have authorization from our shareholders to repurchase up to 10% of our outstanding shares at any time until July 16, 2003. We have no plans to exercise this authorization except to provide shares to be offered to employees as stock options.

Principal Sources of Liquidity

      Our principal source of liquidity is cash flow from operating and investing activities, totaling €4.754 billion in fiscal 2002 after supplemental contributions of €1.782 billion to Siemens’ pension funds. Strong cash flows are complemented by the substantial capital resources noted above. We further strengthened our financial flexibility through a set of backstop facilities, commercial paper programs, and a medium-term note program. The backstop facilities consist of €4.4 billion in unused committed lines of credit. We recently raised the limits for our commercial paper programs, under which we typically issue instruments with a maturity of less than 90 days, to U.S.$3.0 billion in the U.S. domestic market and €3.0 billion in the euro market. The amount outstanding under all commercial paper programs was €94 million at September 30, 2002. We recently raised the limits for our euro market medium-term note program to €5.0 billion. The amount outstanding under this program was €1.624 billion at September 30, 2002.

      Our unused backstop facilities are available in the unlikely event that we are unable to access commercial paper or medium-term notes markets. The backstop facilities at our disposal include a U.S.$3.0 billion multi-currency revolving loan facility expiring May 2007 provided by a syndicate of international banks, an aggregate of €1 billion revolving loan facility expiring February 2004 provided by two domestic banks, and a €400 million revolving loan facility expiring in July 2006 provided by a domestic bank. The U.S. $3.0 billion backstop facility was established during the third quarter of fiscal 2002 and replaced a U.S.$2.0 billion facility. Each of the backstop facilities denominated in euros contains a standard Material Adverse Change clause of the type typically included in low-risk backstop facility agreements, whereas the new backstop facility denominated in U.S. dollars does not contain such a clause.

      Neither our commercial paper and medium-term note programs nor our backstop facilities have specific financial covenants such as rating triggers or interest coverage, leverage or capitalization ratios that could trigger remedies, such as acceleration of repayment or additional collateral support, except in the case of nonpayment of amounts when due.

      In addition to the above-described sources of liquidity, we constantly monitor funding options available in the capital markets as well as trends in the availability and cost of such funding, with a view to maintaining excellent financial flexibility and limiting undue repayment risks.

      Financing and Real Estate is also a key component in managing the financial affairs of the Company. As noted above, SFS has raised funds either by issuing asset-backed securities under our SieFunds program, or by selling portfolios of receivables directly to banks. In fiscal 2002, the Company limited the amount of outstanding accounts receivable under both alternatives to about €1.0 billion. Due to our ample capital resources we do not anticipate further use of this funding option in the near term. A full discussion of receivable securitization activities is provided below under “—Asset Securitization and Sale of Receivables.”

Contractual Obligations and Commercial Commitments

      In the ordinary course of business, Siemens’ primary contractual obligations regarding cash involve debt service as well as operating lease commitments. Other commercial commitments, including primarily guarantees of credit of third parties, are contingent upon the occurrence of specific events. Commercial commitments also include guarantees involving customer financing arrangements and our SieFunds program. Following is a detailed discussion of these contractual obligations and commercial commitments.

      The following table summarizes contractual obligations for future cash outflows as of September 30, 2002:

	Payments due by period

		Less than			After
Contractual Obligations	Total	1 year	1-3 years	4-5 years	5 years

	(€ in millions)
Debt	12,346	2,103	3,173	3,729	3,341
Operating leases	2,496	400	753	517	826

Total contractual cash obligations	14,842	2,503	3,926	4,246	4,167

      Debt—At September 30, 2002, Siemens worldwide had €12.346 billion of short- and long-term debt, of which €2.103 billion will become due within the next 12 months. Included in short-term debt is €94 million of commercial paper, reflecting all amounts outstanding under our commercial paper programs, therefore limiting refinancing risk. The remainder is represented by bonds and other loans from banks coming due within the next 12 months. At September 30, 2002, the weighted average maturity of our bonds and notes due after one year was 4.8 years. At September 30, 2001, total debt was €12.610 billion. Further information about the components of debt is given in the Notes to the consolidated financial statements.

      Debt for Siemens worldwide at September 30, 2002 consisted of the following:

	Short-Term	Long-Term

	(€ in millions)
Notes and bonds	330	9,307
Loans from banks	1,461	152
Other financial indebtedness	272	535
Obligations under capital leases	40	249

Subtotal	2,103	10,243

Total debt		12,346

      Our notes and bonds contain no specific financial covenants such as rating triggers or interest coverage, leverage or capitalization ratios that could trigger a requirement for early payment or additional collateral support, except in the case of nonpayment of interest or principal.

      Our Corporate Treasury has primary responsibility for raising funds in the capital markets for the entire Company, including the Financing and Real Estate component, except in countries with conflicting capital market controls. In these countries, the Siemens subsidiary companies obtain financing primarily from local banks. Corporate Treasury lends funds via intracompany financing to the Operations and Financing and Real Estate components. This intracompany financing together with intracompany liabilities between the components is shown under intracompany liabilities in the balance sheets. Under this approach, at September 30, 2002, €7.871 billion of such intracompany financing was directly attributable to the Financing and Real Estate component and the remainder to the Operations component. At September 30, 2002 the Financing and Real Estate component additionally held €175 million and €436 million in short-term and long-term debt, respectively, from external sources.

      In fiscal 2000, Siemens Nederland N.V., as the owner of the underlying shares of stock of Infineon Technologies AG, issued €2.5 billion of 1% exchangeable notes due in 2005. For fiscal years 2001 and 2002 this debt was recorded under Corporate, eliminations (Operations). Beginning fiscal 2003 this debt is recorded under Corporate Treasury.

      The capital structure of the Financing and Real Estate component at September 30, 2002 consisted of the following:

	September 30,		September 30,
	2002		2001

	SFS	SRE	SFS	SRE

	(€ in millions)
Assets	8,681	4,090	9,501	3,791
Allocated Equity	930	920	870	920
Total debt	6,730	1,751	7,419	1,347
Therein intracompany financing	6,469	1,402	7,099	1,128
Therein debt from external sources	261	349	320	219
Debt to equity ratio	7.24	1.90	8.53	1.46

      Both Moody’s and Standard & Poor’s view Siemens Financial Services as a captive finance company. These ratings agencies generally recognize and accept higher levels of debt attributable to captive finance subsidiaries in determining long-term and short-term credit ratings.

      The allocated equity for SFS is determined and influenced by the respective credit ratings of the rating agencies and by the expected size and quality of its portfolio of leasing and factoring assets and equity investments and is determined annually. This allocation is designed to cover the risks of the underlying business and is in line with common credit risk management standards in banking. The actual risk profile of the SFS portfolio is monitored and controlled monthly and is evaluated against the allocated equity.

      Operating leases—At September 30, 2002, the Company had a total of €2.496 billion in total future payment obligations under non-cancellable operating leases.

      The following table summarizes contingent commercial commitments as of September 30, 2002:

	Amount of commitment expiration per period

	Total amounts	Less than			After
Other commercial commitments	committed	1 year	1-3 years	4-5 years	5 years

	(€ in millions)
Lines of credit	222	222
Guarantees	3,138	2,648	250	19	221
Other commercial commitments	1,387	571	350	207	259

Total commercial commitments	4,747	3,441	600	226	480

      Lines of credit—At September 30, 2002, Siemens provided SieFunds with a liquidity line of €222 million in support of SFS’ asset securitization activities. SieFunds has additional arrangements for liquidity lines from third parties independent of Siemens.

      Guarantees—Guarantees are principally represented by performance bonds, guarantees of advances received related to long-term contracts and those issued in connection with long-term vendor financing arrangements. See also “—Customer Financing” below. In our project businesses, we will also selectively provide credit or performance guarantees related to projects involving third-party participants. The €3.138 billion total in the table above includes €455 million in customer financing guarantees and €137 million in guarantees related to our SieFunds program. In the event that it becomes probable that Siemens will be required to satisfy these guarantees, provisions are established. Most of the guarantees have fixed or scheduled expiration dates, and in actual practice such guarantees are rarely drawn. Guarantees also include an amount of €767 million at September 30, 2002 related to the sale of our defense electronics business in 1998, reduced from €1.5 billion at September 30, 2001.

      Other commercial commitments—The Company has commitments related to customer financing arrangements represented by approved but unutilized loans and guarantees of approximately €936 million at September 30, 2002. See “—Customer Financing” below. Siemens also has commitments to make capital contributions of €112 million through Siemens Project Ventures (SPV) in connection with investments whose primary goal is the development of infrastructure projects. At September 30, 2002, Siemens had a small portfolio of nine infrastructure projects, seven in the power business and two in the telecommunications business. The largest of such commitment relates to Jawa Power, a power generation project in Indonesia. In connection with such projects, Siemens purchases insurance that covers certain specific project risks, particularly political risks. At September 30, 2002, the net equity investment in these projects totaled approximately €250 million. Other than capital contributions, Siemens has no other commercial commitments related to these projects.

      We also have commitments to make capital contributions totaling €251 million to certain project companies and to venture capital investments. Other commercial commitments also include €51 million in discounted bills of exchange and €37 million in collaterals and other commitments.

      Provisions—In the ordinary course of business Siemens establishes various types of provisions. As of September 30, 2002, provisions for contract losses totaled approximately €1.0 billion. Accrued contract losses relate primarily to the groups PG (€290 million), TS (€130 million), ICN (€116 million), SBS (€80 million), ICM (€73 million) and SD (€71 million). For all accrued contract losses, we anticipate that the cash outflows for labor, materials, contract penalties and related costs on such contract losses will occur predominately over the next two fiscal years. For a description of our significant contract losses, see Item 4: “Information on the Company—Long-Term Contracts and Contract Losses.”

Asset Securitization and Sale of Receivables

      Although not a principal source of liquidity for Siemens, asset securitization, together with limited direct sales of receivables to banks, are a supplemental enhancement to our financing strategy and demonstrate an aspect of our flexible funding approach. The Company limited the amount of outstanding accounts receivable under both alternatives to about €1.0 billion. Due to our ample capital resources we do not anticipate further use of this funding option in the near term.

      Asset securitization involves the repackaging of accounts receivable into securities that are sold in the commercial paper market. This involves the separation of the credit risk of the accounts receivable from the credit risk of the originator (i.e., Siemens) through the sale of the accounts receivable to a non-consolidated special purpose entity. To fund the purchase price payable to the originator, the special purpose entity issues commercial paper. The commercial paper is secured by and repaid with the future cash flows generated by the accounts receivable. To increase investor confidence in the securitization, the originator (seller) of the accounts receivable generally retains a subordinated interest in the receivables equivalent to estimates of potential loss exposure. Such subordinated interests also enhance the credit rating of the commercial paper issued. For accounts receivable originated by Siemens, this interest amounts to approximately €50 million at September 30, 2002, compared to €65 million at September 30, 2001. Retained interests are collected by Siemens after the underlying receivables are settled.

      Additionally, Siemens provides a transaction-specific letter of credit to SieFunds for possible losses exceeding the amount of the retained interests in receivables originated by Siemens and third parties. Furthermore, Siemens also provides a program-wide letter of credit which covers additional contingent liabilities. At September 30, 2002, these letters of credit amounted to €137 million compared to €243 million at September 30, 2001. We believe the likelihood is remote that these letters of credit would be accessed. Both letters of credit are included in the total amount of guarantees appearing in the table above.

      Finally, Siemens provides liquidity lines to SieFunds. In the unlikely event that SieFunds could not obtain refinancing in the commercial paper market, Siemens has agreed to lend SieFunds an amount covering this liquidity risk exceeding the amount of the transaction-specific letter of credit noted above and liquidity support provided by third parties. These liquidity lines amounted to €222 million at September 30, 2002 compared to €849 million at September 30, 2001. We believe, however, based on historical experience that the likelihood that SieFunds would draw down these liquidity lines is remote.

      The SieFunds structure includes two types of special purpose entities. The first entity purchases the accounts receivable and meets the accounting criteria for a qualifying special purpose entity (QSPE). A qualifying entity’s activities must be restricted to passive investment in financial assets and issuance of beneficial interests in those assets. The second SieFunds entity is a multi-seller commercial paper conduit which purchases beneficial interests in the accounts receivable of the QSPE and finances these purchases by issuing commercial paper. This second entity is not a QSPE. SFS is the administrator of both the commercial paper conduit and the QSPE. Under current U.S. GAAP, neither of these special purpose entities are consolidated in Siemens’ consolidated financial statements. Proposals currently under consideration by the Financial Accounting Standards Board (FASB) would change the criteria for consolidation of such entities by their administrator and/or the seller of the receivables. As Siemens currently assumes both of these roles for SieFunds, such changes if adopted by the FASB, would require Siemens to consolidate SieFunds in its current structure in the future.

      At September 30, 2002, SieFunds held accounts receivable originated by Siemens of €249 million compared to €815 million at September 30, 2001. The commercial paper issued by SieFunds have always received the highest available ratings from Standard & Poor’s and Moody’s of A-1+ and P-1, respectively.

Pension Plan Funding

      Pension benefits provided by Siemens are currently organized primarily through defined benefit pension plans which cover virtually all of our domestic employees and many of our foreign employees. In order to fund Siemens’ obligations under the defined benefit plans, our major pension plans are funded with assets in segregated pension trusts. These assets are managed by specialized asset managers. In general, the asset allocation is based on pension asset and liability studies and is reviewed on a regular basis. Siemens has established consistent reporting standards for the respective pension plans.

      Funding status—At September 30, 2002, the overall funding status shows an under-funding of €5.0 billion, as the projected benefit obligation (PBO) of €19.5 billion exceeded the fair value of plan assets which totals €14.5 billion. The further increase in underfunding compared to September 30, 2001, is due primarily to a negative actual return on plan assets of €1.2 billion, including a negative actual return on plan assets related to the Siemens German Pension Trust of €0.7 billion, as a result mainly of the negative performance of international equities markets in the second half of fiscal 2002 which more than offset the positive development earlier in fiscal 2002. To reduce the funding gap, the Company made voluntary contributions in cash of €1.8 billion to the pension trusts in Germany, the U.S. and the U.K. in September 2002. In October 2002, Siemens made additional supplemental contributions of €0.8 billion, thereof €0.4 billion in cash and €0.4 billion in real estate, resulting in an overall supplemental funding of €2.6 billion.

      Further funding—Funding decisions for the group’s pensions plans are made based upon due consideration of developments affecting plan assets and pension liabilities as well as minimum funding requirements and local tax deductibility.

      Taking into account an existing prepaid pension asset, the underfunding led to the recognition of an additional minimum liability adjustment as of September 30, 2002 of €8.973 billion. Of this amount, €8.863 billion (€5.412 billion net of tax) was recorded in accumulated other comprehensive income as a separate component of shareholders’ equity and €110 million was recorded as an intangible asset.

      Asset allocation—As of September 30, 2002, 46% of the worldwide plan assets were invested in fixed income securities compared to 31% as of September 30, 2001, and 33% in equities compared to 61% as of September 30, 2001. Only 3% of the worldwide plan assets (5% of domestic plan assets) were invested in approximately 87 million shares of Infineon Technologies AG. As of September 30, 2002 and 2001, 13% and 2%, respectively, of the worldwide pension plan assets were held in cash and 8% and 6%, respectively, in real estate assets.

      In addition to the reduced valuation levels of equities, the reduced level of worldwide plan assets invested in equities was mainly driven by the Siemens German Pension Trust, which changed its asset allocation during fiscal 2002 in light of the adverse developments in the international equity markets. The percentage of domestic plan assets invested in equities was reduced from 58% at the beginning of fiscal 2002 to 20% at the end of fiscal 2002, whereas the percentage of domestic plan assets invested in fixed income securities was increased from 36% at the beginning of fiscal 2002 to 58% at the end of fiscal 2002.

      Net periodic pension cost—In fiscal 2002, total net periodic pension cost including service cost was €447 million (including €183 million for the domestic pension plans) compared to total net periodic pension income of €51 million (including €259 million net periodic pension income for the domestic pension plans) in the prior fiscal year. The increase in net periodic pension cost is mainly attributable to the domestic pension plans. As of September 30, 2001, unrecognized losses of the domestic pension plans exceeded the 10% corridor limitation. These losses are amortized into expense over 15 years, resulting in €212 million in expense for fiscal 2002. Additionally, we adjusted the expected return on plan assets for the Siemens German Pension Trust from 9.5% in fiscal 2001 to 8.25% in fiscal 2002 in order to reflect an expected decline in future long-term investment performance as well as to allow for the reduced investment in equities. In combination with a decreased asset base, this had a negative effect on net periodic pension expenses of €184 million.

      Based on the determined actuarial assumptions, net periodic pension expense in fiscal 2003 will increase by approximately €550 million. The negative development of pension costs is due primarily to a further decline in the expected rate of return on plan assets for the most significant pension benefit plans as a result of adjustments in the overall asset allocation in combination with lower market expectations. The weighted-average expected rate of return decreases from 8.0% in fiscal 2002 to 6.8% in fiscal 2003 (for the Siemens German Pension Trust, the decrease was from 8.25% to 6.75%).

      For further information regarding pension and postretirement benefits, see Notes to the consolidated financial statements.

CUSTOMER FINANCING

      The following table presents customer financing commitments requiring approval of Siemens’ Corporate Executive Committee of the Managing Board at September 30, 2002 and September 30, 2001:

	Total loans and guarantees		Thereof

			Loans		Guarantees

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2002	2001	2002	2001	2002	2001

	(in € billions)
Approved commitments	2.5	2.5	1.9	1.6	0.6	0.9
Utilized	1.6	1.7	1.1	1.0	0.5	0.7
Not utilized	0.9	0.8	0.8	0.6	0.1	0.2
Commitments under negotiation	—	0.8	—	0.8	—	—

Total	2.5	3.3	1.9	2.4	0.6	0.9

      Siemens’ strong financial profile enables us to selectively provide customers with financing. We also selectively assist customers in arranging financing from various third-party sources, including export credit agencies. This has historically been an important competitive advantage in such long-cycle businesses as power generation, transportation, and telecommunications. We also provide direct vendor financing and grant guarantees to banks in support of loans to Siemens customers and we may enter into a combination of the above arrangements. We evaluate such financing requirements on a very selective basis; we have forgone and will continue to forgo new business contracts if the financing risks are not justifiable relative to the rewards. Due to significantly lower levels of capital spending at most major telecommunications operators, however, requests for such financing have decreased.

      According to our credit approval process, the Corporate Executive Committee of the Managing Board must approve all customer financing projects of the Operations groups that exceed €25 million for customers with an investment-grade financing risk and €12.5 million for customers with a non-investment financing risk. In reviewing requests for such financings, which generally carry a substantially higher risk element than is incurred in the ordinary course of our business, we take into account various business aspects as well as financial risk factors. The financial risk factors are analyzed under a comprehensive standard risk assessment model comparable to those used by international banks. Such models are primarily driven by the rating of the customer. Absent a rating, we internally assess the credit-worthiness of the customer and the feasibility of the particular project, provided the cash flow of the project will be the primary source for the debt service. SFS conducts this risk assessment independent of the Operations groups, in support of the decision-making role of the Corporate Executive Committee. The Operations groups retain overall business responsibility for such financing arrangements, which impact Net capital employed.

      At September 30, 2002, approved and contractually committed financing totaled approximately €2.5 billion relating primarily to projects at ICN and ICM. This amount was unchanged from September 30, 2001. For comparison, current net accounts receivable were €15.2 billion and €17.7 billion and net current and non-current loans and other accounts receivable were €5.2 billion and €6.0 billion at September 30, 2002 and September 30, 2001, respectively. Of the total €2.5 billion approved and contractually committed financing, €1.6 billion has been utilized either by providing supplier credits (approximately €1.1 billion) or in the form of guarantees extended by Siemens to banks in support of their loans to Siemens’ customers (approximately €455 million). The largest exposures before taking provisions into account are financings to Telecom Asia Corp. Public Company Ltd., Thailand (€270 million), which was rescheduled in 1999, and Is Tim GSM, Turkey (€133 million). Exposure related to a financing to Orascom, Telecel group in various African countries (€130 million) is partly covered by the export credit agency of the government of Belgium.

      Also included in the €2.5 billion total is approximately €936 million which has been approved for customer financing but has not yet been utilized. The amount at September 30, 2001 was approximately €800 million. Included in the current period total are commitments to provide financing for three UMTS wireless network projects including a new financing for H3G S.p.A. in Italy (€295 million), and two projects shared with NEC Corp. of Japan including Retevisión Móviles S.A. (Amena) in Spain (€152 million) and Hutchison 3G Limited in Great Britain (approximately €121 million). Also included is a commitment related to Cell C in South Africa (€101 million) and BTS Tanayong in Thailand (€135 million).

      As of September 30, 2002, we were not in negotiation on any customer financing commitments requiring approval of the Executive Committee of the Managing Board. We had €818 million in such financing commitments under negotiation at September 30, 2001.

      Revenue and income for projects financed directly or indirectly by Siemens are recognized if the credit quality as evidenced by the customer’s rating or by the credit analysis performed by SFS (in support of the Executive Committee) meets certain parameters. Such parameters are equivalent to a minimum of single B rating category as awarded by rating agencies or based upon the ability to sell the financing without recourse to Siemens in the financial markets. Provisions are also established on an individual basis taking into account the credit-worthiness of the customer and the characteristics of the project being financed. Additionally, provisions are established considering the specific credit risks of certain countries. The provision levels are regularly reviewed. As a result of such review activity, we believe we have established appropriate provisions for the above financings.

CRITICAL ACCOUNTING POLICIES

      The preparation of financial statements requires management estimates and assumptions that affect reported amounts and related disclosures. All estimates and assumptions are made to the best of management’s knowledge and belief in order to fairly present our position and the result of our operations. The following of our accounting policies are significantly impacted by such management judgment and estimates.

Revenue Recognition on Long-Term Contracts

      Our ICN, ICM, SBS, I&S, SD, PG, PTD and TS groups conduct a significant portion of their business under long-term contracts with customers. We generally account for long-term construction projects and certain long-term service contracts using the percentage-of-completion method, recognizing revenue as performance on a contract progresses. This method places considerable importance on accurate estimates of the extent of progress towards completion. Depending on the methodology to determine contract progress, the significant estimates include total contract costs, remaining costs to completion, total contract revenues, contract risks and other judgments. The managements of the Operating groups continually review all estimates involved in such long-term contracts and adjust them as necessary. We also use the percentage-of-completion method for projects financed directly or indirectly by Siemens. In order to qualify for such accounting, the credit quality of the customer must meet certain minimum parameters as evidenced by the customer’s credit rating or by a credit analysis performed by SFS, which performs such reviews in support of the Corporate Executive Committee. At a minimum, a customer’s credit rating must be single B from the rating agencies, or an equivalent SFS-determined rating. In cases where the credit quality does not meet such standards, we recognize revenue for long-term contracts and financed projects based on the lower of cash if irrevocably received, or contract completion.

Accounts Receivable

      The allowance for doubtful accounts involves significant management judgment and review of individual receivables based on individual customer creditworthiness, current economic trends and analysis of historical bad debts on a portfolio basis. For the determination of the country-specific component of the individual allowance, we also consider country credit ratings, which are centrally determined based on external rating agencies. Regarding the determination of the valuation allowance derived from a portfolio-based analysis of historical bad debts, a decline of receivables in volume results in a corresponding reduction of such provisions. As of September 30, 2002 and September 30, 2001, Siemens recorded a total valuation allowance for accounts receivable of €1.585 billion and €1.785 billion, respectively. Additionally, Siemens selectively assists customers, particularly in the telecommunication equipment area, through arranging financing from various third-party sources, including export credit agencies, in order to be awarded supply contracts. In addition, the Company provides direct vendor financing and grants guarantees to banks in support of loans to Siemens customers when necessary and deemed appropriate. Due to the previous high levels of capital spending and associated debt at most major telecommunications operators, however, requests for such financing have significantly decreased. The related credit approval process is described in detail above under “—Customer Financing.”

Goodwill

      SFAS 142 requires that goodwill be tested for impairment at least annually using a two-step approach at the division level. In the first step, the fair value of the division is compared to its book value including goodwill. In order to determine the fair value of the division, significant management judgment is applied in order to estimate the underlying discounted future free cash flows. In the case that the fair value of the division is less than its book value, a second step is performed which compares the fair value of the division’s goodwill to the book value of its goodwill. The fair value of goodwill is determined based upon the difference between the fair value of the division and the net of the fair values of the identifiable assets and liabilities of the division. If the fair value of goodwill is less than the book value, the difference is recorded as an impairment. In fiscal 2002, we took an impairment of €378 million at the Access Solutions division of ICN related to Efficient, and had total goodwill at September 30, 2002 of €6.459 billion. For more information, see Notes to the consolidated financial statements.

Pension and Postretirement Benefit Accounting

      Our pension benefit costs and credits are determined in accordance with actuarial valuations, which rely on key assumptions including discount rates and expected return on plan assets. We determine the market-related value of plan assets for the Siemens German Pension Trust based on the average of the historical market values of plan assets over the four quarters of the preceding fiscal year. This value is the basis for the determination of the return on plan assets and amortization of unrecognized losses in the fiscal year following the actuarial valuation. For all other pension plans, asset values are based upon the fair value of plan assets at the measurement date. Due to the underfunded status of certain pension plans at their respective measurement dates, the additional minimum liability is recorded net of deferred tax assets in other comprehensive income. Our postretirement benefit costs and credits are developed in accordance with actuarial valuations, which rely on key assumptions including discount rates, and increase or decrease in health care trend rates. The discount rate assumptions reflect the rates available on high-quality fixed-income investments of appropriate duration at the measurement dates of each plan. The expected return on plan assets assumption is determined on a uniform basis, considering long-term historical returns, asset allocation, and future estimates of long-term investment returns. Other key assumptions for our pension and postretirement benefit costs and credits are based in part on current market conditions. Pension and related postretirement benefit costs or credits could change due to variations in these underlying key assumptions.

      The assumptions used for the calculation of net periodic pension cost in fiscal 2003 have already been determined. A one percentage point increase (decrease) in the discount rate assumption would result in a decrease (increase) in net periodic pension cost of €160 (€200) million. A one percentage point change in the assumption for expected return on plan assets would result in a decrease (increase) of €172 million. A one percentage point increase (decrease) in the rates of compensation increase and pension progression would result in a combined increase (decrease) of €320 (€280) million. If more than one of these assumptions were changed, the impact would not necessarily be the same as if only one assumption were changed in isolation. For a discussion of our current funding status and the impact of these critical assumptions, see Notes to the consolidated financial statements, Pension plans and similar commitments.

Accruals

      Significant estimates are involved in the determination of provisions related to contract losses and warranty costs. A significant portion of the business of certain of our operating groups is performed pursuant to long-term contracts, often for large projects, in Germany and abroad, awarded on a competitive bidding basis. Siemens records an accrual for contract losses when current estimates of total contract costs exceed contract revenue. Such estimates are subject to change based on new information as projects progress toward completion. Loss contracts are identified by monitoring the progress of the project and updating the estimate of total contract costs which also requires significant judgment relating to achieving certain performance standards, particularly in our Power business, and estimates involving warranty costs.

RECENT ACCOUNTING PRONOUNCEMENTS

      In June 2001, the FASB issued SFAS 143, Accounting for Asset Retirement Obligations, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development or normal use of the asset. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement. SFAS 143 is required to be adopted for the fiscal year beginning October 1, 2002. The adoption of SFAS 143 will have no material impact on the Company’s financial statements.

      In October 2001, the FASB issued SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which supersedes SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, and the accounting and reporting provisions of Accounting Principles Board Opinion 30, Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business. This statement establishes a single accounting model based on SFAS 121 for long-lived assets to be disposed of by sale, including discontinued operations. Major changes include additional criteria for long-lived assets to qualify as “held for sale” and the requirement that long-lived assets to be disposed of other than by sale be classified as held and used until the disposal transaction occurs. SFAS 144 retains the current requirement to separately report discontinued operations but expands that reporting to include a component of an entity (rather than only a segment of a business) that either has been disposed of or is classified as held for sale. The new rules require long-lived assets to be disposed of by sale to be recorded at the lower of carrying amount or fair value less costs to sell and to cease depreciation. Therefore, discontinued operations are no longer measured at net realizable value, as a result, expected future operating losses are no longer recognized before they are actually incurred. The Company is required to adopt SFAS 144 prospectively for the fiscal year beginning October 1, 2002. The adoption of SFAS 144 may lead to more disposals being presented as discontinued operations, but is not otherwise expected to have a material impact on the Company’s financial statements.

      In July 2002, the FASB issued SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities, which supersedes Emerging Issues Task Force (EITF) Issue 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS 146 requires that a liability for costs associated with exit or disposal activities first be recognized when the liability is irrevocably incurred rather than at the date of management’s commitment to an exit or disposal plan. Examples of costs covered by the standard include certain employee severance costs, contract termination costs and costs to consolidate or close facilities or relocate employees. In addition, SFAS 146 stipulates that the liability be measured at fair value and adjusted for changes in estimated cash flows. The provisions of the new standard are effective prospectively for exit or disposal activities initiated after December 31, 2002, with earlier application encouraged. The Company does not anticipate that the adoption of SFAS 146 will materially affect its financial statements.

      In November 2002, the FASB issued Interpretation No. 45 (FIN 45), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 requires a guarantor to recognize a liability measured at fair value at the inception of a guarantee for obligations undertaken, including its ongoing obligation to stand ready to perform over the term of the guarantee. The initial recognition and measurement provisions are applicable prospectively to guarantees issued or modified after December 31, 2002. As of the date of filing this Form 20-F, the Company is not in a position to determine the impact that FIN 45 will have on its future financial statements. FIN 45 also clarifies and expands the disclosure requirements related to guarantees and product warranties. The disclosure requirements of FIN 45 are applicable for all interim and annual financial statements ending after December 15, 2002.

OUTLOOK

      We expect that the next fiscal year will be one of challenges. The economic climate will continue to be affected particularly by political uncertainties related to the Middle East, South America and other regions. These uncertainties will also have corresponding effects on the international capital markets. Therefore, we expect that this will lead to persistent weak investment sentiment in our important industries and regional markets, especially telecommunications and power.

      As we do not expect significant improvement in overall economic conditions, and having made major disposals of businesses in the last fiscal year, we anticipate declining business volume for Siemens in the coming year. The groups should continue to improve their margins toward the goals of Operation 2003. On the other hand, net income will be affected by the relative absence of portfolio gains and considerably higher pension-related expense.

      We will continue to work towards reaching the 2003 earnings targets set for our fourteen business groups even though these targets were established in December 2000 when the economic outlook was decidedly more positive. We expect that all of the groups will approach, meet or exceed their respective earnings targets. SD, whose Electronics Assembly Systems division is affected by the crisis in the telecommunications market, and I&S which has undertaken a reorganization plan should, along with the I&C groups, reach their earnings targets in fiscal 2004. We will continue to focus on generating positive net cash from Operations, though further progress will be more difficult, since we have already made significant improvements during the last two years.

Item 6: Directors, Senior Management and Employees

Management

      In accordance with the German Stock Corporation Act (Aktiengesetz), we have a Supervisory Board and a Managing Board. The two boards are separate and no individual may simultaneously be a member of both boards. The Managing Board is responsible for managing our business in accordance with applicable laws, our Articles of Association and the Bylaws of the Managing Board. It represents us in our dealings with third parties. The Supervisory Board appoints and removes the members of the Managing Board. The Supervisory Board oversees our management but is not permitted to make management decisions.

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

      As a general rule under German law, a shareholder has no direct recourse against the members of the Managing Board or the Supervisory Board in the event that they are believed to have breached a duty to Siemens. Apart from insolvency or other special circumstances, only Siemens has the right to claim damages from members of either board. We may only waive these damages or settle these claims if at least three years have passed and if the shareholders approve the waiver or settlement at the shareholders’ meeting with a simple majority of the votes cast, provided that opposing shareholders do not hold, in the aggregate, one-tenth or more of our share capital and do not have their opposition formally noted in the minutes maintained by a German notary.

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

      The members of the Supervisory Board are each elected for a maximum term of about five years. The term expires at the end of the Annual Shareholders’ Meeting in which the shareholders discharge the Supervisory Board member for the fourth fiscal year following the fiscal year in which he or she was elected. Our Articles of Association establish the compensation of the Supervisory Board members. For further details see “—Compensation.”

      The following table sets forth the names of the current members of our Supervisory Board, their dates of birth, the expiration of their respective terms, their board positions and principal occupations, and their principal outside directorships at September 30, 2002.

Companies at which
	Date of	Term	Board position and	Supervisory Board and similar
Name	birth	expires	principal occupation	positions were held

Dr. Karl-Hermann Baumann	7/22/1935	1/23/2003	Chairman	Deutsche Bank AG; E.ON AG; Linde AG; mg technologies ag; Schering AG; ThyssenKrupp AG; Wilhelm von Finck AG

Ralf Heckmann*	7/19/1949	1/23/2003	First Deputy Chairman (since March 1, 2002); Chairman of the Siemens Combined Works Council (since March 1, 2002)	—

Dr. Rolf-E. Breuer	11/3/1937	1/23/2003	Second Deputy Chairman; Chairman of the Supervisory Board (until May 22, 2002 Spokesman of the Managing Board), Deutsche Bank AG	Bertelsmann AG; Deutsche Bank AG (Chairman); Deutsche Börse AG (Chairman); Compagnie de Saint-Gobain S.A.; Deutsche Lufthansa AG; E.ON AG; Kreditanstalt für Wiederaufbau; Landwirtschaftliche Rentenbank; Münchener Rückversicherungs- Gesellschaft AG; Compagnie de Saint-Gobain S.A.

Helmut Cors*	12/2/1946	1/23/2003	Member; Head of Industrial Services and Production, Vereinte Dienstleistungsgewerkschaft (ver.di)	Framatome ANP GmbH

Bertin Eichler*	8/27/1952	1/23/2003	Member; Executive Member of the Managing Board, IG Metall	Allgemeine Deutsche Direktbank AG; BGAG Beteiligungsgesellschaft der Gewerkschaften AG (Chairman); BauBeCon Holding AG, BHW Holding AG

Jean Gandois	5/7/1930	1/23/2003	Member; Member of the Supervisory Board, Suez Lyonnaise des Eaux S.A.	Air Liquide Espagne S.A.; Air Liquide Italie S.p.A.; Danone S.A.; Eurazéo; Société Générale de Belgique S.A.; Suez Lyonnaise des Eaux S.A.

Birgit Grube*	8/21/1945	1/23/2003	Member; Office clerk	—

Companies at which
	Date of	Term	Board position and	Supervisory Board and similar
Name	birth	expires	principal occupation	positions were held

Heinz Hawreliuk*	3/23/1947	1/23/2003	Member; Head of the Company Codetermination Department, IG Metall	Astrium GmbH; DaimlerChrysler Aerospace AG; DaimlerChrysler Luft und Raumfahrt Holding AG; Eurocopter Deutschland GmbH; Infineon Technologies AG

Robert M. Kimmitt	12/19/1947	1/23/2003	Member; Executive Vice President of AOL Time Warner, Inc.	Allianz Life Insurance Co.; Commerce One, Inc.; United Defense Industries, Inc.; Xign Corporation

Dr. Heinz Kriwet	11/2/1931	1/23/2003	Member; Member of the Supervisory Board, ThyssenKrupp AG	Allianz Lebensversicherungs-AG; Dresdner Bank AG; Thyssen Krupp AG

Prof. Dr. Hubert Markl	8/17/1938	1/23/2003	Member; President, Max- Planck Gesellschaft zur Förderung der Wissenschaften e.V.	Aventis S.A.; Bayerische Motoren Werke AG; Royal Dutch Petroleum Company

Werner Mönius**	5/16/1954	1/23/2003	Member; Chairman of the European Works Council of Siemens, Chairman of the Works Council of Siemens Med	—

Georg Nassauer*	3/8/1948	1/23/2003	Member; Steel casting constructor	—

Dr. Albrecht Schmidt	3/13/1938	1/23/2003	Member; Spokesman of the Managing Board, Bayerische Hypo-und Vereinsbank AG	Allianz AG; Bayerische Börse AG; (Chairman); Münchener Rückversicherungs-Gesellschaft AG; Bank Austria (Chairman)

Dr. Henning Schulte-Noelle	8/26/1942	1/23/2003	Member; Chairman of the Managing Board, Allianz AG	Assurance Générales de France S.A.; BASF AG; E.ON AG; Linde AG; Münchener Rückversicherungs- Gesellschaft AG; Riunione Adriatice di Sicurtà S.p.A.; ThyssenKrupp AG

Georg Seubert*	7/27/1941	1/23/2003	Member; Fitter	—

Peter von Siemens	8/10/1937	1/23/2003	Member; Industrial manager	Münchener Tierpark Hellabrunn AG

Dr. Daniel L. Vasella	8/15/1953	1/23/2003	Member; Member and President of the Executive Committee of Novartis AG	Credit Suisse Group; PepsiCo, Inc.

Klaus Wigand*	11/19/1945	1/23/2003	Member; Industrial manager	—
Erwin Zahl*	11/18/1939	1/23/2003	Member; Maintenance technician	—

*	Elected by employees.

**	Mr. Alfons Graf, who was elected by employees and served simultaneously as First Deputy Chairman of the Central Works Council, ceased to be a member of the Supervisory Board on February 28, 2002. He was replaced by Mr. Werner Mönius, who was also elected by Siemens’ employees. Mr. Mönius is a member of the Supervisory Board since March 1, 2002.

     There are four Supervisory Board committees: the Executive Committee, the Audit Committee, the Investment Committee and the Mediation Committee. Set forth in the table below are the current members of each committee. For a comprehensive discussion of the functions of our committees, please refer to Item 10: “Additional Information—Corporate Governance.”

Name of committee	Current members

Executive Committee	Chairman Dr. Karl-Hermann Baumann, First Deputy Chairman Ralf Heckmann*, Second Deputy Chairman Dr. Rolf-E. Breuer
Audit Committee	Chairman Dr. Karl-Hermann Baumann, First Deputy Chairman Ralf Heckmann*, Second Deputy Chairman Dr. Rolf-E. Breuer, Dr. Henning Schulte-Noelle, Heinz Hawreliuk*
Investment Committee	Chairman Dr. Karl-Hermann Baumann, Second Deputy Chairman Dr. Rolf-E. Breuer, Dr. Albrecht Schmidt
Mediation Committee	Chairman Dr. Karl-Hermann Baumann, Deputy Chairman Ralf Heckmann*, Second Deputy Chairman Dr. Rolf-E. Breuer, Heinz Hawreliuk*

*	Elected by employees.

     The business address of the members of our Supervisory Board is the same as our business address, Wittelsbacherplatz 2, D-80333 Munich, Germany, care of Dr. Karl-Hermann Baumann.

Managing Board

      Our Managing Board currently consists of 13 members. Under our Articles of Association, our Supervisory Board determines the Managing Board’s size, although it must have more than one member. Under German law, the Managing Board is responsible for all management matters, including the following which are specifically reserved to the Managing Board:

•	preparation of the annual financial statements;

•	the calling of the Annual Shareholders’ Meeting and preparation and execution of the resolutions; and

•	reports to the Supervisory Board and the Annual Shareholders’ Meeting concerning certain matters.

      Various committees of our Managing Board are authorized to make certain other decisions without seeking the approval of the full Managing Board. The Managing Board’s committees include an Equity (Eigenkapital) Committee responsible for certain capital measures. The members of this committee are President and Chief Executive Officer Heinrich von Pierer, Executive Vice President and Chief Financial Officer Heinz-Joachim Neubürger and Executive Vice-President Jürgen Radomski. The Managing Board established a committee responsible for the issuance of employee stock that determines the terms of the issuance of stock to Siemens’ employees and related matters. The members of this committee are President and Chief Executive Officer Heinrich von Pierer, Executive Vice President and Chief Financial Officer Heinz-Joachim Neubürger and Executive Vice-President Peter Pribilla.

      The Managing Board, with the approval of the Supervisory Board, has adopted Bylaws for the conduct of its affairs. Pursuant to the current Bylaws of the Managing Board, a Corporate Executive Committee has been created. This Corporate Executive Committee consists exclusively of members of the Managing Board and is authorized to make all management decisions, in particular strategic decisions, that are not specifically reserved to the full Managing Board by law, our Articles of Association or the Bylaws of the Managing Board. The Bylaws of the Managing Board limit the maximum number of Corporate Executive Committee members to nine and require that the Chief Executive Officer and his deputies, the Chief Financial Officer and the member of the Managing Board who heads Corporate Human Resources (Corporate Department) all be members of the Corporate Executive Committee. Appointments of the remaining unspecified members of the Corporate Executive Committee require the approval of the Supervisory Board. Our current Corporate Executive Committee consists of President and Chief Executive Officer Heinrich von Pierer, Executive Vice-President and Chief

Financial Officer Heinz-Joachim Neubürger, as well as Executive Vice-Presidents Edward G. Krubasik, Volker Jung, Peter Pribilla, Jürgen Radomski, Uriel J. Sharef and Klaus Wucherer.

      The Supervisory Board appoints the members of the Managing Board for a maximum term of five years. They may be re-appointed or have their term extended for one or more terms of up to a maximum of five years each. The Supervisory Board may remove a member of the Managing Board prior to the expiration of his or her term for good cause. According to the Managing Board’s Bylaws, the age of a member of the Managing Board shall not exceed 65.

      The Bylaws require the Managing Board to take action by a two-thirds majority vote unless the law requires a larger majority. In practice, the Managing Board reaches its decisions by consensus.

      The following table sets forth the names of the members of our Managing Board, their dates of birth, the expiration of their respective terms, their current positions and their principal outside directorships at September 30, 2002.

Companies at which
Supervisory Board and similar
Name	Date of birth	Term expires	Current position	positions were held

Dr. Heinrich v. Pierer	1/26/1941	9/30/2004	President and CEO	Bayer AG; Hochtief AG; Münchener Rückversicherungs-Gesellschaft AG; Volkswagen AG
Dr. Volker Jung	8/28/1939	9/30/2003	Executive Vice-President	DAB bank AG; MAN AG (Chairman)
Prof. Dr. Edward G. Krubasik	1/19/1944	9/30/2006	Executive Vice-President	Covisint LLC; Dresdner Bank AG; STINNES AG
Rudi Lamprecht	10/12/1948	9/30/2004	Senior Vice-President	—
Heinz-Joachim Neubürger	1/11/1953	9/30/2007	Executive Vice-President and CFO	Allianz Versicherungs-AG; Bayerische Börse AG; HVB Real Estate Bank AG; Merrill Lynch & Co., Inc.
Prof. Peter Pribilla	6/11/1941	9/30/2003	Executive Vice-President	Deutsche Krankenversicherung AG
Jürgen Radomski	10/26/1941	9/30/2003	Executive Vice-President	—
Prof. Dr. Erich R. Reinhardt*	10/3/1946	9/30/2006	Senior Vice-President	Bio M AG
Dr. Uriel J. Sharef	8/19/1944	9/30/2004	Executive Vice President	—
Prof. Dr. Claus Weyrich	1/6/1944	9/30/2006	Senior Vice-President	HERAEUS Holding GmbH
Dr. Klaus Wucherer	7/9/1944	9/30/2003	Executive Vice-President	Deutsche Messe AG; Infineon Technologies AG

*	Prof. Dr. Erich R. Reinhardt is a member of the Managing Board since December 1, 2001.

     In addition to the above, on November 13, 2002, the Supervisory Board appointed Thomas Ganswindt and Dr. Klaus-Christian Kleinfeld to our Managing Board, effective December 1, 2002.

      The business address of the members of our Managing Board is the same as our business address, Wittelsbacherplatz 2, D–80333 Munich, Germany.

Compensation

Supervisory Board

      For the fiscal year 2002, the aggregate remuneration of the members of our Supervisory Board was €1.3 million excluding stock appreciation rights. Under our Articles of Association, each member of our Supervisory Board, as a general rule, is entitled to receive reimbursement of actual out-of-pocket expenses and an annual payment of €6,000 plus a bonus. The bonus equals to €3,500 for each €0.05 dividend per share in excess of €0.20, if such dividend is approved at the Annual Shareholders’ Meeting.

      Moreover, under our Articles of Association, the chairman receives twice the annual compensation. Any vice chairman is entitled to 1.5 times the annual compensation of other members of the Supervisory Board. In fiscal 2002, Mr. Alfons Graf, who left the Board at the end of February 2002, and his successor, Mr. Werner Mönius, each received a pro rata portion of this amount. In addition, the other members of the Audit Committee of our Supervisory Board, which was established in April 2002, will receive pro rata compensation of 1.5 times the amount for their service in a committee not required to be established by law. Their names are listed in the table above under “—Supervisory Board.”

      In addition, our Articles of Association provide that each member of the Supervisory Board shall receive annually 1,500 stock appreciation rights granted and exercisable on the same terms as options issued under the stock option plan in effect at that time. The stock appreciation rights granted to the members of the Supervisory Board in fiscal 2002 had a total fair value of €0.7 million as determined by us on the grant date.

      Because Mr. Peter von Siemens, as a representative of the founder’s family, is not only a member of our Supervisory Board but also represents our company in Germany as well as abroad and in various associations, we entered into a representation contract which grants Mr. v. Siemens reimbursement of expenses incurred by him in connection with these activities. In addition, Mr. v. Siemens is entitled to a company car, an office and secretarial services. The term of the contract expires at the Annual Shareholders’ Meeting in 2003.

Managing Board

      For the fiscal year 2002, the aggregate remuneration of the members of our Managing Board was €18.5 million. The compensation consists of fixed and variable components:

      The total amount of fixed compensation of our Managing Board was €5.6 million.

      The members of our Managing Board received an aggregate of €9.8 million in variable annual bonus payments. The members of the Managing Board were also granted a long-term bonus of €3.0 million. The bonuses are driven by the development of the economic value added (EVA) during the fiscal year for the annual bonus and a three-year period for the long-term bonus.

      In addition, in January 2002, Managing Board members were awarded a discretionary conditional payment in an aggregate amount of €0.1 million for the acquisition of up to 775 shares of Siemens AG. The award was subject to the condition that the Managing Board members purchase the shares promptly, purchase a matching number of Siemens AG shares with their own funds within the next 18 months, acquire all the shares for their own account and pay any taxes and other levies associated with the award. None of the shares purchased may be sold until the holder leaves the Managing Board or for three years from the date of receipt of the award, whichever is longer.

      As a further component of their remuneration, during fiscal 2002, members of our Managing Board received a total of 151,000 stock options under our 2001 Stock Option Plan, with an aggregate fair value of €3.5 million as determined by us on grant date. For further details see “—Stock Option Plan.”

      At September 30, 2002, the total amount accrued by us to provide pension payments to members of our Managing Board was €37 million.

      During the last two fiscal years, there have been no outstanding loans to members of the Managing Board.

Stock Option Plan

      We have a stock option plan for members of our Managing Board, executive officers and other eligible employees. On February 22, 2001, our shareholders authorized our 2001 Stock Option Plan, which replaced our 1999 Stock Option Plan. Non-transferable options exercisable for up to an aggregate of 55 million of our shares may be issued under the 2001 plan, of which options exercisable for no more than 3.3 million shares may be granted to members of the Managing Board, options exercisable for up to an aggregate of 8.8 million shares may be granted to executive officers and options exercisable for up to 42.9 million shares may be granted to other eligible employees. The authority to distribute options under this plan will expire on December 13, 2006. Our shareholders approved an increase in our conditional capital in an amount not to exceed €147 million to cover the shares to be issued upon exercise of these options. They also approved resolutions allowing an additional €45 million of conditional capital previously authorized for the old option plan to be used to cover options granted under the new option plan.

      Under the option plan, the Supervisory Board decides annually after the end of each fiscal year how many options to grant to the Managing Board and the Managing Board decides annually how many options to grant to executive officers and eligible employees. We have outstanding options exercisable for 20,984,994 shares under our option plans as of November 30, 2002, including 345,000 options granted to our Managing Board on November 14, 2002 and 9,052,005 options granted to our executive officers and eligible employees on November 14, 2002. Options to executive officers and eligible employees may be granted within 30 days after publication of quarterly, half-year or yearly results. Options to Managing Board members may be granted only once a year after publication of the yearly results.

      The following table sets forth information as to the options we issued to members of our Managing Board during fiscal 2002 and 2001:

	With respect to	With respect to
	options granted in	options granted in
	fiscal 2002 in respect	fiscal 2001 in respect
	of fiscal 2001	of fiscal 2000

Number of shares upon exercise	151,000	160,500
Exercise price	€87.19	€86.23
Expiration date	December 13, 2006	November 24, 2007

      The exercise price for options that have been issued under our old option plan is equal to the average market price of the Siemens stock during the five trading days preceding the day of grant of the options. Holders of options under our old plan may exercise them within fixed time periods following the publication of our quarterly, half-year or yearly results within a five-year period following a holding period of two years. In addition, these options may be exercised only if the trading price of our shares on the Frankfurt Stock Exchange has reached an exercise threshold, which is based on the Dow Jones Stoxx-Index, at least once during the five-year term of the options. See Note 25 to the consolidated financial statements for further information about the terms of these options.

      The exercise price for options under our new plan is 120% of the average opening price of our shares on Xetra during the five trading days preceding the day of grant of the options. Holders of options under our new plan may exercise them within fixed time periods following the publication of our quarterly, half-year or yearly results within a three-year period following a holding period of two years plus one week. In addition, options under our new plan may be exercised only if the trading price of our shares on the Frankfurt Stock Exchange equals the option exercise price at least once during the five-year term of the options.

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

Share Ownership

      Our Supervisory Board members and Managing Board members hold shares and options representing less than 1% of our total shares outstanding. At October 31, 2002, members of the Managing Board held shares and options at an aggregate of 0.051% of all shares outstanding and members of the Supervisory Board held shares and options at an aggregate of 0.001%. For this calculation, we have not included the aggregate of 2.0% of our outstanding share capital that is held by the von Siemens-Vermögensverwaltung GmbH, a German limited liability entity that functions much like a trust (vSV), or the 4.5% as to which the vSV has voting power under a power of attorney. Mr. Peter von Siemens, as a representative of the founder’s family, has voting control over these shares. The vSV is described in more detail under Item 7: “Major Shareholders and Related Party Transactions—Major Shareholders.”

Item 7: Major Shareholders and Related Party Transactions

Major Shareholders

      The vSV holds 2.0% of our outstanding shares in trust for, and has a power of attorney allowing it to vote an additional 4.5% of our outstanding shares on behalf of, members of the Siemens family and family-sponsored foundations. To the extent these shares are voted on behalf of members of the Siemens family or family-sponsored foundations, these shares are voted together by the vSV. The vSV exercises its voting power in respect of these shares upon approval by the chairman of its shareholders’ meeting. As a result, the chairman has voting power over these Siemens shares. The current chairman is Mr. Peter von Siemens, who is also a member of our Supervisory Board. To our knowledge, there is no other single person that may be considered a beneficial owner of 5% or more of our outstanding shares and who would be subject to disclosure requirements under German law.

Related Party Transactions

      As reflected in the information in the tables above under Item 6: “Directors, Senior Management and Employees—Management—Supervisory Board” and “—Managing Board,” some of our board members hold or in the last year have held positions of significant responsibility with other entities. We have relationships with almost all of these entities in the ordinary course of our business whereby we buy and sell a wide variety of products and services at arm’s length terms. We have significant relationships with Deutsche Bank AG, Bayerische Hypo- und Vereinsbank AG and Allianz AG. Dr. Rolf-E. Breuer was the Spokesman of the Managing Board of Deutsche Bank AG until May 22, 2002 and is now the Chairman of the Supervisory Board of Deutsche Bank AG. Dr. Albrecht Schmidt is the Spokesman of the Managing Board of Bayerische Hypo-und Vereinsbank AG. Our ongoing banking relations with these banking institutions include securities underwritings, other investment banking services, and credit, money market and foreign exchange business. Dr. Henning Schulte-Noelle is Chairman of the Managing Board of Allianz AG, which directly and indirectly provides us insurance coverage, as well as banking services through its majority-owned subsidiary, Dresdner Bank AG, in the ordinary course of our business.

      During the last fiscal year there were no loans outstanding to members of our management.

      We have a number of significant joint ventures and other equity investments in large companies that we account for under the equity method and as marketable securities. We have relationships with many of these entities in the ordinary course of business whereby we buy and sell a wide variety of products and services on arm’s length terms. Our most significant equity investment is Infineon Technologies AG. Also significant are our relationships with our joint ventures Bosch Siemens Hausgeräte GmbH, Fujitsu Siemens Computers and Framatome Advanced Nuclear Power. We also have investments accounted for as available-for-sale marketable securities, the most significant of which is our investment in Epcos AG.

Item 8: Financial Information

      See Item 5: “Operating and Financial Review and Prospects” and Item 18: “Financial Statements”.

Item 9: The Offer and Listing

Trading Markets

      The principal trading market for our shares is the Frankfurt Stock Exchange. Our shares are also traded on the other German stock exchanges in Berlin, Bremen, Düsseldorf, Hamburg, Hannover, Munich and Stuttgart and on other European stock exchanges in London and Paris and on the Swiss Stock Exchange. Options on the shares are traded on the German-Swiss options exchange (Eurex), which is jointly owned and operated by Deutsche Börse AG and the Swiss Stock Exchange. The ADSs of Siemens AG, each representing one share, trade on the New York Stock Exchange under the symbol “SI.”

Market Price Information

      The table below sets forth, for the calendar periods indicated, the high and low closing sales prices on the Frankfurt Stock Exchange for the ordinary shares of Siemens as reported by Xetra. Since January 4, 1999, the first official trading day of 1999, the prices of shares traded on German stock exchanges, including the ordinary shares of Siemens AG, have been quoted in euros. In order to achieve comparability with the sales prices quoted in Deutsche marks during the relevant period in 1998, the sales prices indicated for those period have been converted into euros at the official conversion rate of DM1.95583 = €1.00. The table also shows, for the periods indicated, the closing highs and lows of the DAX and the average daily trading volume of our ordinary shares on Xetra. See the discussion under Item 3: “Key Information—Exchange Rate Information” for information with respect to rates of exchange between the U.S. dollar and the Deutsche mark (translated into euros at the official conversion rate of DM1.95583 = €1.00) and the U.S. dollar and the euro applicable during the periods set forth below.

	Price per ordinary				Average
	share		DAX		daily
					trading
	High	Low	High	Low	volume(1)

					(millions of
	(€)				shares)
Annual highs and lows
1998	47.21	26.93	6,171.4	3,896.1	2.762
1999	84.67	35.57	6,958.1	4,678.7	2.656
2000	127.67	75.40	8,065.0	6,200.7	4.012
2001	105.77	37.50	6,795.1	3,787.2	5.771
2002(2)	78.52	32.05	5,462.6	2,597.9	6.288
Quarterly highs and lows
2000
First quarter	127.67	75.40	8,065.0	6,474.9	5.012
Second quarter	113.33	88.99	7,555.9	6,834.9	3.339
Third quarter	126.13	97.33	7,480.1	6,682.9	3.208
Fourth quarter	103.33	84.33	7,136.3	6,200.7	4.586
2001
First quarter	105.77	70.27	6,795.1	5,388.0	5.839
Second quarter	91.15	69.44	6,278.9	5,553.5	4.912
Third quarter	73.28	37.50	6,109.5	3,787.2	5.395
Fourth quarter	74.35	41.40	5,271.3	4,240.0	6.963
2002
First quarter	78.52	61.82	5,462.6	4,745.6	6.428
Second quarter	76.00	55.26	5,397.3	4,099.1	5.616
Third quarter	63.00	34.00	4,483.0	2,769.0	6.399
Fourth quarter(2)	51.35	32.05	3,360.8	2,597.9	6.885
Monthly highs and lows
2002
June	66.00	55.26	4,818.3	4,099.1	6.753
July	63.00	47.65	4,483.0	3,515.8	7.166
August	53.00	41.65	3,906.6	3,332.7	5.322
September	48.06	34.00	3,712.9	2,769.0	6.688
October	47.79	32.05	3,282.7	2,597.9	7.275
November	51.35	43.19	3,360.8	3,042.1	6.457

(1)	Data from Datastream International.

(2)	Up to and including November 29, 2002.

     On November 29, 2002, the closing sale price per Siemens AG ordinary share on Xetra was €49.37, which was equivalent to $49.03 per ordinary share, translated at the noon buying rate for euros on such date.

Trading on the New York Stock Exchange

      Official trading of Siemens AG ADSs on the New York Stock Exchange commenced on March 12, 2001. Siemens AG ADSs trade under the symbol “SI.”

      The following table sets forth, for the calendar periods indicated, the high and low closing sales prices per Siemens AG ADS as reported on the New York Stock Exchange Composite Tape:

	Price per ADS

	High	Low

	($)
Annual highs and lows
2001	79.31	38.10
2002(1)	70.45	30.85
Quarterly highs and lows
2001
First quarter	74.57	64.30
Second quarter	79.31	59.65
Third quarter	62.32	34.39
Fourth quarter	65.72	38.10
2002
First quarter	70.45	54.76
Second quarter	67.00	55.19
Third quarter	60.70	33.61
Fourth quarter(1)	50.36	30.85
Monthly highs and lows
2002
June	61.60	55.19
July	60.70	48.30
August	51.65	40.61
September	46.89	33.61
October	46.98	30.85
November	50.36	43.40

(1)	Up to and including November 29, 2002.

     On November 29, 2002, the closing sales price per Siemens AG ADS on the New York Stock Exchange as reported on the New York Stock Exchange Composite Tape was $49.28.

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

Corporate Governance

      Set forth below is a statement of our Managing Board and our Supervisory Board regarding corporate governance.

      Responsible and transparent company management and monitoring structures—focused on achieving sustainable growth in company value—are indispensable for earning and maintaining trust in Siemens and its business policies. That is why all our decision-making and monitoring processes, as well as our cooperation with shareholders, are based on the principles of good corporate governance.

      As a global company headquartered in Germany, Siemens must ensure that its internal management and monitoring structures comply with German laws governing stock corporations, codetermination and the capital markets; with our own Articles of Association; and with our company-specific implementation of the recently issued German Corporate Governance Code.

      When the German Corporate Governance Code went into effect, we took the opportunity to review and—in a very few cases—amend our internal regulations and procedures regarding our Supervisory Board, Managing Board and Annual Shareholders’ Meeting as well as Company transparency and our financial reporting and auditing.

      We consider the Code to be a key step in the further development of statutory provisions for, and the practical implementation of, corporate governance in Germany. The regulatory framework is a suitable tool for providing foreign investors with a concise overview of the country’s corporate governance model. We welcome the Code’s introduction and the willingness to bring it further into line with international standards.

      As a result of our U.S. listing, we are also subject to the licensing requirements of the New York Stock Exchange and U.S. capital market legislation—including the Sarbanes–Oxley Act of July 2002—and the rules and regulations of the Securities and Exchange Commission (SEC). We cannot comply with all provisions of the Sarbanes–Oxley Act, since some conflict with German law (examples are given below). We will further develop our corporate governance principles as soon as the SEC rules are available in their entirety.

Management and Company Structure

      Because its registered offices are located in Berlin and Munich, Siemens is subject to the German Stock Corporation Act. Consequently, the Company has a two-part management and oversight structure (two-tier model) comprising a Managing Board and a Supervisory Board. The Annual Shareholders’ Meeting, the assembly of shareholders, is our third Company body. All three bodies are obligated to serve the interests of both the shareholders and the Company.

      All Siemens businesses are part of a matrix organization that combines a centralized strategic orientation with decentralized business and regional responsibilities. The Corporate Executive Committee of the Managing Board is responsible for coordinating the matrix.

      As global entrepreneurs, Siemens’ operating groups are individually responsible for their worldwide businesses. Each group has its own Executive Management, which is responsible for running group business in accordance with Company policies defined by the Managing Board of Siemens AG. The operating groups determine how their resources will be used. They develop their own strategies, manage their own assets and generate earnings in their respective market segments.

      The groups’ international activities are conducted via regional units which are responsible for group-related business and earnings in a particular country or countries. The regional units, in their capacity as regional entrepreneurs, implement target agreements which they have concluded with the groups.

The Supervisory Board

      The Supervisory Board has 20 members. As stipulated by the German Codetermination Act, half of the members represent Company shareholders, and half represent Company employees. The shareholders’ representatives are elected by the Annual Shareholders’ Meeting. The employee representatives are elected by a conference of employee delegates. The Chair of the Supervisory Board has the deciding vote when the Supervisory Board is unable to reach a decision after two separate rounds of voting. The Supervisory Board is elected for five years. As a rule, members may not be older than 70.

      The Supervisory Board oversees and advises the Managing Board in its management of Company business. The Supervisory Board meets at regular intervals to discuss financial results, planning, strategy and implementation. It reviews Siemens’ quarterly reports and approves the financial statements of the parent company, Siemens AG, and the consolidated financial statements of Siemens worldwide in light of the audit reports of the independent auditors. In addition, the Supervisory Board appoints the members of the Managing Board and determines their responsibilities. Key Managing Board decisions—such as major acquisitions, divestments and financial measures—require Supervisory Board approval.

      There are four Supervisory Board committees. A list of their respective members—together with the names of all Supervisory Board members—is provided under Item 6: “Directors, Senior Management and Employees—Supervisory Board.” The responsibilities of these committees are as follows:

      The Executive Committee of the Supervisory Board, comprising two shareholder representatives and one employee representative, deals with fundamental issues regarding business policy and management, and performs the tasks of a compensation and nominating committee.

      In particular, the Executive Committee of the Supervisory Board determines the conditions of employment and the remuneration of Managing Board members and decides—on an annual basis—which share of the Managing Board’s compensation will be variable and how much of this variable portion will take the form of stock options. In addition, the Executive Committee makes proposals regarding the appointment of Managing Board members and nominates shareholder representatives for the Supervisory Board, who are elected by the Annual Shareholders’ Meeting. Finally, it reviews and ensures the further development of Siemens’ corporate governance principles.

      The Audit Committee, comprising three shareholder representatives and two employee representatives, prepares the Supervisory Board’s review of the annual financial statements of parent company Siemens AG as well as the consolidated financial statements of Siemens worldwide. The Committee also reviews the quarterly reports, awards the audit contract to the independent auditors elected by the Annual Shareholders’ Meeting and determines focal points of the audit as well as the fee to be paid to the auditors. In addition, the Audit Committee monitors the auditors’ independence and cooperates closely with the Company’s internal Financial Audit department.

      Of the two employee representatives required by the German Codetermination Act, two Committee members are employee representatives. One of these is currently on the Siemens payroll. This is an area of potential conflict with the Sarbanes–Oxley legislation, under which compensated employees of a company are not considered “independent.”

      The Mediation Committee comprises two shareholder representatives and two employee representatives. In the event that the Supervisory Board cannot reach the two-thirds majority required to appoint a Managing Board member, the Mediation Committee submits proposals for resolution to the Supervisory Board.

      The Investment Committee, comprising three shareholder representatives, is responsible for decisions regarding the exercise of Siemens’ shareholder rights in other companies.

The Managing Board

      The Managing Board of Siemens AG, which currently has 13 members, is the Company’s top management body. It is obligated to promote the interests of the Company at all times and to drive sustainable growth in company value. The Managing Board’s executive committee, the Corporate Executive Committee, currently has eight members. The Chairman of the Managing Board defines the Company’s strategic direction in cooperation with the Corporate Executive Committee.

      The Managing Board’s responsibilities include developing the Company’s strategic orientation, planning and finalizing the annual budget, allocating resources, and monitoring the Executive Management of each operating group. Furthermore, the Managing Board is responsible for preparing the Company’s quarterly, annual consolidated financial statements and selects personnel to fill key Company positions.

      The Managing Board cooperates closely with the Supervisory Board. It informs the Supervisory Board regularly, promptly and comprehensively concerning all Company-related issues regarding strategy and implementation, planning, financial results, financial condition, results of operations and emerging risks. As noted above, major decisions of the Managing Board require Supervisory Board approval.

      Further information regarding the members of the Managing Board is available under Item 6: “Directors, Senior Management and Employees—Managing Board.”

The Annual Shareholders’ Meeting

      The Annual Shareholders’ Meeting is the decision-making body of our shareholders. It enables the Company’s owners to take part in basic decisions affecting Siemens.

      An ordinary Annual Shareholders’ Meeting usually takes place within the first four months of every fiscal year. Each share carries one vote. All shareholders listed in the stock register and from whom notification of attendance has been received by a specified date are entitled to participate. The Managing Board facilitates shareholder participation in the meeting through the use of electronic means of communication, and enables shareholders who are unable to attend to vote by proxy. The meeting is directed by the Chairman of the Supervisory Board.

      The Annual Shareholders’ Meeting makes decisions on all matters assigned to it by law. These decisions are binding on all shareholders and on the Company. They include voting on appropriation of net income, ratification of the acts of the Managing and Supervisory Boards, and the appointment of the independent auditors. Amendments to the Articles of Association and measures which change the Company’s capital stock are approved exclusively by the Annual Shareholders’ Meeting and implemented by the Managing Board with the approval of the Supervisory Board. Shareholders may make counterproposals to the proposals of the Managing and Supervisory Boards and contest decisions of the Annual Shareholders’ Meeting. Shareholders owning Siemens stock with a market value of €1 million or more may also demand a special judicial review of a particular decision.

Financial Statements and the Independent Audit

      The consolidated financial statements of Siemens worldwide are prepared in accordance with the United States’ Generally Accepted Accounting Principles (U.S. GAAP). The financial statements of the parent company, Siemens AG, are prepared in accordance with the German Commercial Code (HGB).

      The consolidated financial statements are audited by an independent auditor in accordance with the United States’ Generally Accepted Auditing Standards (U.S. GAAS). Quarterly financial statements are reviewed. As required by the German Stock Corporation Act, the independent auditors are appointed by the Annual Shareholders’ Meeting. This is another area of conflict with the Sarbanes–Oxley Act, which requires that independent auditors be appointed by a Supervisory Board’s Audit Committee. Subsequent to the auditor’s appointment by the Annual Shareholders’ Meeting, the Audit Committee of Siemens’ Supervisory Board awards the audit contract, determines the focal points of the audit and the fee to be paid to the auditors and monitors the auditor’s independence.

Monitoring and Risk Management

      The Corporate Executive Committee is responsible for worldwide internal control risk management at Siemens and for assessing the system’s effectiveness.

      The risk management principles, guidelines and processes we have defined are intended to ensure accurate and prompt accounting for all business transactions, to ensure early risk identification, to continuously provide reliable information about the Company’s financial situation for internal and external use, and to enable us to achieve our business goals. However, these mechanisms do not eliminate risk entirely, and thus cannot prevent loss or fraud in all cases. We adjust the monitoring procedures of all acquired entities to conform to Siemens’ standards.

      Our internal control and risk management system comprises the following elements:

•	bylaws for the Managing Board and the Corporate Executive Committee, which are issued by the Supervisory Board and allocate specific responsibilities to Managing Board members;

•	bylaws for the Executive Management of each operating group, which are issued by the Managing Board and define the groups’ entrepreneurial responsibilities;

•	internal principles, rules and standards pertaining to finance, accounting, taxes, monitoring, legal matters, corporate audit, financial audit, personnel and real estate, which are defined and monitored by Siemens’ corporate departments;

•	the annual budget approved by the Supervisory Board, which is based on the groups’ annual budgets and supplemented by strategic plans approved by the Corporate Executive Committee;

•	monthly reporting to the Corporate Executive Committee regarding the financial condition and results of operations of Siemens’ businesses, and joint quarterly reviews by the Corporate Executive Committee and the group Presidents;

•	mandatory detailed internal reporting and disclosure processes to ensure the early identification and efficient monitoring and control of major risks. These risks are reported to the Corporate Executive Committee, the Supervisory Board and the Audit Committee, and explained as part of the external accounting process;

•	principles and rules for conducting business, issued by the Managing Board in the form of “Business Conduct Guidelines” and applied company-wide. These rules cover business transactions as well as socially, ethically and environmentally responsible behavior. They also specify appropriate monitoring procedures;

•	an internal audit function, which is divided between two corporate departments: Corporate Audit and Financial Audit. These two departments supervise and monitor internal compliance with the Company’s principles and regulatory frameworks. The Corporate Audit department focuses on strategic, structural and operational issues. The Financial Audit department reviews the rules and processes regarding correct reporting of all business transactions and the appropriateness of the valuations in our financial statements. Financial Audit reports to the Audit Committee of the Supervisory Board and to the head of Corporate Finance. Corporate Audit reports to the Chairman of the Managing Board;

•	an assessment, conducted by the Corporate Executive Committee and based on a Financial Audit review, of the effectiveness of the internal control system. The results of this assessment are reported to the Audit Committee. Regular reports by the internal Financial Audit department and the external independent auditor are key monitoring tools. The Executive Management of each group and each Regional Company is required to certify annually that its reports and financial statements are complete and provide a fair presentation of its business situation, and that it has effective internal control and risk management systems in place.

Financial Reporting

      Transparency is of great importance for us. We communicate with our shareholders, all participants in the capital market, financial analysts, shareholder associations, the media and the interested public through regular, open and prompt reporting on the condition of the Company and material changes in Company business. We adhere to the fair disclosure principle to ensure that all Siemens’ stakeholder groups receive timely and comprehensive information on an equal basis.

      Reports on the Company’s status and results are issued at regular intervals in the form of:

•	quarterly reports, which are published as press releases;

•	the Siemens Annual Report;

•	an annual report (under Form 20-F) and quarterly reports (under Form 6-K), which are filed with the U.S. Securities and Exchange Commission;

•	semiannual press and analysts conferences;

•	scheduled telephone conferences with analysts on the publication of quarterly and full-year results as well as numerous meetings with financial analysts worldwide.

      We also provide event-related information in the form of:

•	ad hoc releases, when situations arise which could materially affect Siemens’ share price;

•	press releases.

      All the information we provide through financial reports and press releases is published simultaneously on the Internet.

Code of Ethics

      Our Business Conduct Guidelines provide a code of conduct for Managing Board and employee behavior in ethical and legal matters. The Guidelines are a key element in our corporate governance system and apply to every Siemens employee worldwide. They also specify monitoring procedures.

Managing Board and Supervisory Board Remuneration

      Managing Board and Supervisory Board remuneration in fiscal 2002 contains both fixed and variable components.

      Managing Board remuneration comprises both cash compensation and stock options. Forty percent of cash compensation is fixed and paid in monthly installments, with the remaining sixty percent dependent on Siemens’ meeting specified financial goals.

      Supervisory Board members receive fixed and performance-related cash compensation as well as stock appreciation rights granted under the terms of Siemens’ stock option program.

      Further information on Managing Board and Supervisory Board remuneration is provided in Item 6: “Directors, Senior Management and Employees—Compensation.”

Declaration of Conformity Regarding the German Corporate Governance Code:

      At their meetings on November 12 and November 13, 2002, respectively, the Managing Board and Supervisory Board adopted the recommendations of the Government Commission on the German Corporate Governance Code, with the exceptions indicated below, and to issue the following Declaration of Conformity in accordance with section 161 of the German Corporation Act (AktG):

“Siemens AG complies with the recommendations of the Government Commission on the German Corporate Governance Code, with the following exceptions:

•	Our directors and officers’ liability insurance policy (Code Section 3.8, paragraph 2) includes no deductible for board members. Our senior managers, both in and outside Germany, are covered by a group insurance policy. It is not considered appropriate to differentiate between board members and other high-level personnel. Furthermore, such a deductible is not common outside Germany.

•	All members of the Audit Committee currently receive the same level of remuneration (Code section 5.4.5, paragraph 1, third sentence). The Supervisory Board and Managing Board will propose to the next

Annual Shareholders’ Meeting an amendment to the Articles of Association of Siemens AG regarding remuneration for the Chairman of the Audit Committee.”

Objects and Purposes

      According to Section 2 of our Articles of Association, the objects and purposes of our company are:

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

      No board member may vote on a matter that concerns formal approval of his own acts or in which he has a material interest, and no member of either our Supervisory Board or our Managing Board may receive loans from us.

      There is no mandatory retirement age for members of either board under our Articles of Association. However, according to the Managing Board’s Bylaws, the age of a member of the Managing Board shall not exceed 65. Likewise, the Bylaws of the Supervisory Board recommend that members of the Supervisory Board shall not be older than 70. There is no share ownership requirement for the members of either of our boards.

      See also Item 6: “Directors, Senior Management and Employees—Supervisory Board and —Managing Board” for further information about the Supervisory Board and the Managing Board.

Rights, Preferences and Restrictions Attaching To Our Shares

Voting Rights

      Our shareholders vote at shareholders’ meetings. A shareholders’ meeting may be called by either our Managing Board or our Supervisory Board. The Annual Shareholders’ Meeting must take place within the first eight months of each fiscal year. In addition, shareholders who in the aggregate hold 5% or more of our registered share capital may require the Managing Board to call a meeting. Shareholders holding shares with an aggregate value of at least €500,000 of our registered share capital may require that particular items be placed on the agenda of the meeting.

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

Dividend Rights

      Under applicable German law, we may declare and pay dividends only from annual net profits as they are shown in the German statutory annual financial statements of Siemens AG. For each fiscal year, the Managing Board approves the annual financial statements and submits them to the Supervisory Board with its proposal as to the appropriation of the annual net profit. The proposal will set forth what amounts of the annual net profit should be paid out as dividends, transferred to capital reserves, or carried forward to the next fiscal year. Upon approval by the Supervisory Board, the Managing Board and the Supervisory Board submit their combined proposal to the shareholders at the Annual Shareholders’ Meeting. The general assembly of shareholders ultimately determines the appropriation of annual net profits, including the amount of the annual dividends. Our Managing and Supervisory Boards may not allocate more than one half of our annual surplus to profit reserves if, following this allocation, our accumulated profit reserves would exceed one half of our share capital. In determining the distribution of profits, however, our shareholders may allocate additional amounts to profit reserves and may carry forward profits in part or in full. Our shareholders participate in profit distributions in proportion to the number of shares they hold.

      Cash dividends approved at a shareholders’ meeting are payable on the first stock exchange trading day after that meeting, unless otherwise decided at the shareholders’ meeting. If you hold shares that are entitled to dividends in a clearing system, the dividends will be paid according to that clearing system’s rules. If you hold physical certificates, you were given notice in the Federal Gazette in September 2001 to surrender these certificates prior to January 11, 2002 to a financial institution of your choice that maintains securities accounts. Upon doing so, you were granted co-ownership interests in the global certificate deposited with Clearstream Banking AG. If you hold physical certificates and did not surrender them by January 11, 2002, they were canceled by the Company on January 15, 2002 by means of a published notice in the Federal Gazette. After this cancellation, holders of physical certificates are no longer able to exercise dividend or other rights attaching to the shares without first surrendering the physical certificates to a financial institution that maintains securities accounts. We will publish notice of dividends paid, and the paying agent or agents that we have appointed, in the Federal Gazette.

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

Disclosure Requirement

      Our Articles of Association do not require our shareholders to advise us when their holdings exceed specified thresholds. Under the German Securities Trading Act (Wertpapierhandelsgesetz), however, holders of the voting securities of German corporations admitted to official trading (Amtlicher Handel) on a stock exchange within the European Union or the European Economic Area are required to notify promptly and in writing the company in which they hold the securities and the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) of the level of their holdings whenever such holdings reach, exceed or fall below certain thresholds. These thresholds are set at 5%, 10%, 25%, 50% or 75% of our outstanding voting rights. If a shareholder fails to notify the company or the German Federal Financial Supervisory Authority as required, he or she cannot exercise any rights associated with the shares for as long as the default continues.

      As a result of amendments to the Securities Trading Act which became effective on January 1, 2002, these disclosure requirements extend to voting securities traded on any organized market, which in Germany includes also the regulated market (geregelter Markt and the Neuer Markt). Additionally, a new 30% ownership threshold has been established by the German Takeover Act (Wertpapiererwerbs- und Übernahmegesetz) which requires publication of the acquisition of “control” within seven days.

      Since July 2002, the German Securities Trading Act requires the reporting of certain directors dealings. Members of the managing and supervisory boards of an issuer whose securities are admitted to be traded on a domestic exchange, or of a company which controls the issuer, have to notify both the issuer and the German Federal Financial Supervisory Authority about acquisitions and sales of shares of the issuer or of rights with respect to the shares. There is no notification obligation for transactions where the value of shares acquired over a 30-day period does not exceed €25,000 or if the acquisition was made under an employment contract or as part of the director’s remuneration. Certain family members of directors, for example spouses and children, are under the same obligation. The issuer is obliged to publish on its website all notifications it has received.

Repurchase of Our Own Shares

      We may not acquire our own shares unless so authorized by a resolution duly adopted by our shareholders at a general meeting or in other very limited circumstances set forth in the German Stock Corporation Act. Any shareholders’ resolution that authorizes us to repurchase shares may not be in effect for a period of longer than 18 months. The resolution presently in effect expires on July 16, 2003. The German Stock Corporation Act generally limits share repurchases to 10% of our share capital. Any resale of repurchased shares has to be effected via a stock exchange in a manner that treats all shareholders equally or in accordance with the rules that apply to preemptive rights relating to a capital increase. Shares that are repurchased may be reissued without preemptive rights and without shareholder approval as long as they are used for the acquisition of a business or participations in a business.

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

      Under the terms of the trust agreement, the trustee has legal title to the shares held in trust and Siemens has irrevocably relinquished all voting rights in the shares. However, the trustee is not permitted to vote any Infineon shares it holds in trust under the agreement. Siemens continues to be entitled to all the benefits of economic ownership of the shares held in trust, including the right to receive cash dividends and other cash distributions, which the trustee has agreed to pay to Siemens promptly upon receipt. The trustee is not entitled to sell or encumber the shares held in trust except at Siemens’ direction, but Siemens has agreed not to direct the sale of any such shares to itself, any affiliate, any vehicle established by Siemens or any of its affiliates, or to Infineon. The trustee has agreed to pay to Siemens any proceeds resulting from a permitted sale. Under the arrangement, the trustee holds the shares in trust for the benefit of the beneficiaries under the trust agreement, which include Siemens as trustor and third party shareholders of Infineon. The trust agreement will terminate only when Siemens and its affiliates, on a consolidated basis, have held, directly or indirectly, less than 50% of the voting share capital of Infineon, including the shares held in trust by the trustee, for a period of two consecutive years. Upon termination, any shares held by the trustee would revert to Siemens and Siemens would again be entitled to vote these shares. Certain provisions of the trust agreement, including those relating to voting and transfer of the shares held in trust, may not be amended without the approval of Infineon’s shareholders.

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

Exchange Controls

      At present, Germany does not restrict the movement of capital between Germany and other countries or individuals except Iraq, certain persons and entities associated with Osama bin Laden, the Al-Qaida network and the Taliban and certain other countries and individuals subject to embargoes in accordance with German law and applicable resolutions adopted by the United Nations and the EU.

      For statistical purposes, with certain exceptions, every corporation or individual residing in Germany must report to the German Central Bank any payment received from or made to a non-resident corporation or individual if the payment exceeds €12,500 (or the equivalent in a foreign currency). Additionally, corporations and individuals residing in Germany must report to the German Central Bank any claims of a resident against, or liabilities payable to, a non-resident corporation or individual exceeding an aggregate of €5 million (or the equivalent in a foreign currency) at the end of any calendar month. Resident corporations and individuals are also required to report annually to the German Central Bank any stakes of 10% or more they hold in the equity of non-resident corporations with total assets of more than €3 million. Corporations residing in Germany with assets in excess of €3 million must report annually to the German Central Bank any stake of 10% or more in the company held by an individual or a corporation located outside Germany.

Taxation

German Taxation

      The following discussion is a summary of the material German tax consequences for beneficial owners of shares or ADSs who are (i) not German residents for German income tax purposes (i.e., persons whose residence, habitual abode, statutory seat or place of effective management and control is not located in Germany) and (ii) whose shares do not form part of the business property of a permanent establishment or fixed base in Germany. Throughout this section we refer to these owners as “Non-German Holders.”

      This summary is based on German tax laws and typical tax treaties to which Germany is a party as they are in effect on the date hereof and is subject to changes in German tax laws or such treaties. This summary also reflects changes applicable to Siemens resulting from the German Tax Reduction Act (which we refer to as the “German Tax Reform”) enacted into law in October 2000 as well as the Flood Victim Solidarity Act which was enacted in September 2002. Most changes resulting from the German Tax Reform became applicable to Siemens in its fiscal year beginning October 1, 2001. The changes resulting from the Flood Victim Solidarity Act will be applicable to Siemens with respect to its fiscal year beginning October 1, 2002. The following discussion does not purport to be a comprehensive discussion of all German tax consequences that may be relevant for Non-German Holders. You should consult your tax advisor regarding the German federal, state and local tax consequences of the purchase, ownership and disposition of shares or ADSs and the procedures to follow for the refund of German taxes withheld from dividends.

Taxation of the Company in Germany

      Before the effective date for the German Tax Reform, German corporations, in general, were subject to corporate income tax at a rate of 40% on retained earnings and 30% on distributed earnings. In addition, a solidarity surcharge was levied at a rate of 5.5% on the net assessed corporate income tax charge. Corporate income tax and the solidarity surcharge, in the aggregate, amounted to 42.2% for retained earnings and 31.65% for distributed earnings.

      As a result of the German Tax Reform, German corporations became subject to a corporate income tax rate of 25%. The solidarity surcharge of 5.5% on the net assessed corporate income tax has been retained, so that the corporate income tax and the solidarity surcharge, in the aggregate, amount to 26.375%. The corporate income tax rate was increased by the Flood Victim Solidarity Act enacted in September 2002. As a result of the new law, the German corporate income tax rate will increase from 25% to 26.5% for the fiscal year 2003 only, and will be applicable to Siemens for its fiscal year beginning October 2002.

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

      One major change resulting from the German Tax Reform was the abolition of the corporate income tax credit system. Dividend distributions paid by Siemens attributable to its fiscal year ending September 30, 2001 or earlier years, however, remain subject to the corporate income tax credit system. The new system applies to dividend distributions paid by Siemens attributable to its fiscal year ending September 30, 2002 and subsequent years. Under the new system, a tax credit is no longer available to German tax payers with respect to such dividends. To avoid multiple levels of taxation in a corporate chain, the new law provides for an exemption comparable to a full dividend-received deduction for inter-corporate dividends received by a German corporate shareholder, irrespective of ownership percentage. German resident individuals must recognize 50% of the dividends received as taxable income. Certain transition rules apply in connection with the change from the corporate income tax credit system to the new system.

Imposition of Withholding Tax

      Dividend distributions made by a German corporation prior to the German Tax Reform effective date were subject to a 25% withholding tax. In addition, a solidarity surcharge at a rate of 5.5% on the withholding tax was levied such that the aggregate withholding from dividends was 26.375% of the declared dividend.

      For dividend distributions made by Siemens attributable to fiscal years beginning on or after October 1, 2001, the withholding tax is reduced to 20% as a result of the German Tax Reform. The solidarity surcharge of 5.5% on the withholding tax has been retained, resulting in a total withholding from dividends of 21.1%.

      For many Non-German Holders, the withholding tax rate is reduced under applicable income tax treaties. Under most income tax treaties to which Germany is a party, the rate of dividend withholding tax is reduced to 15%. To reduce the withholding to the applicable treaty rate of 15%, a Non-German Holder may apply for a refund of withholding taxes paid. The refund amounts to 11.375% of the declared dividend for dividend distributions withheld at an aggregate 26.375% rate prior to the German Tax Reform effective date and 6.1% of the declared dividend for dividend distributions withheld thereafter at the new rate of 21.1%. The application for refund must be filed with the German Federal Tax Office (Bundesamt für Finanzen, Friedhofstrasse 1, D–53221 Bonn, Germany). The relevant forms can be obtained from the German Federal Tax Office or from German embassies and consulates.

Special Tax Rules for U.S. Shareholders

      Under the U.S.–German Income Tax Treaty (the “Treaty”), the withholding tax rate is reduced to 15% of the gross amount of the dividends. As long as the corporate income tax credit system was applicable to dividends paid by Siemens to individual German shareholders, eligible U.S. holders, as defined below under “United States Taxation,” were entitled to an additional reduction in German dividend withholding tax equal to 5% of the declared dividend. The corporate income tax credit system applied to German shareholders for dividends paid in respect of fiscal 2001. Therefore, dividend payments to an eligible U.S. holder made in 2002 by Siemens attributable to its fiscal year ended September 30, 2001 were subject to the additional 5% withholding tax reduction, dividends paid attributable to fiscal 2002 and subsequent years will be subject to a 15% general withholding tax rate under the Treaty.

      For dividend distributions made by Siemens in 2002 attributable to its fiscal year ended September 30, 2001 or prior years, the following procedure applies. The dividend was subject to a 25% withholding tax plus a solidarity surcharge of 5.5% on the withholding tax, resulting in an aggregate withholding of 26.375% of the declared dividend. Under the Treaty, an eligible U.S. holder is entitled to receive a payment from the German tax authorities equal to 16.375% of the declared dividend. A portion of this payment, 11.375% of the declared dividend, is treated for U.S. tax purposes as a reduction in German withholding tax to the generally applicable treaty rate of 15%. The remainder of the payment, 5% of the declared dividend, represents the net amount of an additional dividend of 5.88% that has been subject to a 15% German withholding tax. Accordingly, if Siemens declared a dividend of 100, an eligible U.S. holder would initially receive 73.625 (100 minus the 26.375% withholding tax). The eligible U.S. holder would then claim a refund from the German tax authorities of 16.375 thereby receiving a total of 90. The eligible U.S. holder’s deemed gross dividend for United States Federal income tax purposes would be 105.88, consisting of the declared dividend of 100 plus the additional deemed dividend of 5.88 associated with the Treaty refund. Withholding of 15% on the gross dividend of 105.88 results in a net cash dividend of 90.

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

      Individual claims for refunds may be made on a special German form which must be filed with the German Federal Tax Office at the address noted above. Copies of this form may be obtained from the German Federal Tax

Office at the same address or from the Embassy of the Federal Republic of Germany, 4645 Reservoir Road, N.W., Washington, D.C. 20007–1998. Claims must be filed within a four-year period from the end of the calendar year in which the dividend was received. Holders who are entitled to a refund in excess of DM300 for the calendar year generally must file their refund claims on an individual basis. However, the custodian bank may be in a position to make refund claims on behalf of such holders.

      As part of the individual refund claim, an eligible U.S. holder must submit to the German tax authorities the original bank voucher (or a certified copy thereof) issued by the paying agent documenting the tax withheld, and an official certification on IRS Form 6166 of its last United States federal income tax return. IRS Form 6166 may be obtained by filing a request with the Internal Revenue Service Center in Philadelphia, Pennsylvania, Foreign Certification Request, P.O. Box 16347, Philadelphia, PA 19114–0447. Requests for certification must include the eligible U.S. holder’s name, Social Security or Employer Identification Number, tax return form number, and tax period for which the certification is requested. Requests for certifications can include a request to the Internal Revenue Service to send the certification directly to the German tax authorities. If no such request is made, the Internal Revenue Service will send a certification on IRS Form 6166 to the eligible U.S. holder, who then must submit this document with his refund claim.

Capital Gains

      Under German domestic tax law as currently in effect, capital gains derived by a Non-German Holder from the sale or other disposition of shares or ADSs are subject to tax in Germany only if such Non-German Holder has held, directly or indirectly, shares or ADSs representing 1% or more of the registered share capital of the company at any time during the five-year period immediately preceding the disposition. In computing the relevant size of a Non-German Holder’s shareholding, shareholdings existing prior to the effective date of the German Tax Reform are also be taken into account. In general, pursuant to the German Tax Reform, corporate Non-German Holders will be fully exempt from German tax on capital gains derived on or after January 1, 2002 from the sale or other disposition of shares or ADSs.

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

U.S. Taxation

      This section describes the material United States federal income tax consequences of owning shares or ADSs. It applies to you only if you hold your shares or ADSs as capital assets for tax purposes. This section does not address all material tax consequences of owning shares or ADSs. It does not address special classes of holders, some of which may be subject to other rules, including:

•	tax-exempt entities;

•	life insurance companies;

•	dealers in securities;

•	traders in securities that elect a mark-to-market method of accounting for securities holdings;

•	investors liable for alternative minimum tax;

•	investors that actually or constructively own 10% or more of our voting stock;

•	investors that hold shares or ADSs as part of a straddle or a hedging or conversion transaction; or

•	investors whose functional currency is not the U.S. dollar.

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

      You are a “U.S. holder” if you are a beneficial owner of shares or ADSs and you are:

•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to United States federal income tax regardless of its source;

•	or a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

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

      Subject to certain limitations, the German tax withheld in accordance with German law or the Treaty and paid over to Germany will be creditable against your United States federal income tax liability. To the extent a refund of the tax withheld is available to you under German law or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against your United States income tax liability. See the description under “German Taxation—Refund Procedure for U.S. Shareholders,” above for the procedures for obtaining a tax refund.

      Dividends constitute income from sources outside the United States, and generally will be “passive income” or “financial services income” which are treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.

Taxation of Capital Gains

      If you are a U.S. holder and sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your shares or ADSs. Capital gain of a noncorporate U.S. holder is generally taxed at lower rates for property held for more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Documents on Display

      We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the Securities and Exchange Commission. These materials, including this annual report and the exhibits thereto, may be inspected and copied at the Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission’s regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 233 Broadway, New York, New York 10279. Copies of the materials may be obtained from the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the Commission’s Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. In addition, material filed by us can be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

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

      Our objective for managing such risks is to capitalize on the opportunities available in the global markets for our products and services while proactively managing the associated financial market risks.

      Siemens Financial Services uses credit default swaps to protect against credit risks stemming from its receivables purchase business. Credit default swaps are excluded from this market risk analysis, since risk categories like credit risk, liquidity risk and operational risk are not analyzed in this disclosure.

Market Risk Exposures

      Our primary financial market risk exposures, after the application of our market risk management approach, are:

•	equity price risk from our investments in marketable securities and asset swaps;

•	foreign exchange rate risk, particularly to the United States dollar, the United Kingdom pound, and the Swiss franc;

•	interest rate risk resulting from long-term fixed rate debt obligations denominated principally in the Euro, and also long-term interest rate swaps based on three- to six-month Euro LIBOR.

      Siemens has no material commodity price risk out of derivative instruments.

      SFS holds a minor foreign exchange trading portfolio which is subject to tight limits and which, as of September 30, 2002, had a value-at-risk close to zero.

      Assets from the groups’ pension plans (equity investments and interest bearing securities) are not included in this quantitative and qualitative disclosure. Further discussion is provided in Note 19 to the consolidated financial statements.

      We use the “sensitivity analysis” method to measure our financial market risk. This method is described below. Based on our sensitivity analyses, our primary market risk exposures as of September 30, 2002, with comparative data from September 30, 2001, are summarized by risk type category in the following table:

Market Risk Exposures

As of September 30, 2002 and September 30, 2001
(Sensitivity analysis method)
(€ in millions)

	As of
	September 30,

	2002	2001

Equity price risk	(129)	(96)
Foreign exchange rate risk	(79)	(107)
Interest rate risk—fair value	(4)	(222)
Interest rate risk—cash flow	(67)	(37)

      In the unlikely occurrence that all risk factors were to move simultaneously against us, Siemens could potentially suffer a combined loss of €279 million as of September 30, 2002 in comparison to a similarly calculated value of €462 million as of September 30, 2001. The prior year data excludes Infineon in order to provide comparable amounts. Beginning December 2001, Infineon is no longer consolidated. The decrease from the prior year is principally due to further hedge of our fixed-rate debt.

      Sensitivity analysis is a widely used risk measurement tool that allows management to make judgments regarding the risk positioning of the company as a whole. Sensitivity analyses approximate an answer to the question of how much could be lost if certain specified parameters were to be met under a specific set of assumptions. We use sensitivity analysis because it provides reasonable risk estimates using straightforward assumptions (for example, a drop in equity prices). The risk estimates provided here assume:

•	a 20% decrease in the equity prices of all of our investments in marketable securities and asset swaps;

•	a simultaneous, parallel foreign exchange rates shift in which all currencies weaken against the euro by 10%; and

•	a parallel shift of 100 basis points of the interest rate yield curves in all currencies.

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

      Sensitivity analysis has known limitations. We use our business experience, market information and additional analytics to manage our risk exposure and mitigate the limitations of our sensitivity analysis. The limitations of sensitivity analyses include:

•	The risk-mitigating effects caused by correlation and diversification among different currencies, interest rate areas and equity prices or among these different risk exposures are not taken into account. This leads to an overestimation of risk, since a simultaneous adverse shift in all currencies, yield curves and share prices is highly unlikely.

•	Unlike other more complex risk-modeling concepts, it applies only two shifts (up or down) in each risk category with the direction causing the adverse outcome chosen. While it is possible to apply more sophisticated risk measurement techniques, it is our view that sensitivity analysis gives decision makers in our non-financial businesses a sufficient warning of potential losses that further detailed analyses using the specific facts of a given situation may be applied to determine if appropriate corrective actions are needed.

•	Sensitivity analyses offer a “snap-shot” of exposures at and between specific dates in time. However, there is continuous change in the Other Than Trading Portfolio. For example, positions are continually being opened and closed, assets and liabilities mature or new interest rates take effect. We accept this limitation and whenever more current information is required, produce either updated sensitivity analyses or utilize other management reporting options to understand in detail the effects of changing market conditions.

•	Sensitivity analyses do not answer the question “how long” a sharp rise or fall of market rates will continue and we do not require it to do so. Instead, we develop our own market direction projections and obtain other professional predictions that we then use in our financial planning and in modeling earnings impacts.

      We continually refine our risk measurement and reporting procedures including a periodic re-examination of the underlying assumptions and parameters utilized. Since the last reporting period there have not been any such changes that have resulted in a material alteration of the risk estimates provided here from the prior period—that is, the differences between periods principally reflect changes in our exposures and the market rates and prices.

Market Risk Management Organization and Responsibilities

      Our approach to managing financial market risk is part of Siemens’ overall risk management system and begins with our Managing Board, which has oversight over all of our operations. Our Chief Financial Officer sits on this board and has specific responsibility for our financial market risk management organization. The Managing Board retains ultimate accountability but for practical business purposes delegates responsibilities to central functions and to the business groups. Specialist departments (at the corporate level and within the Operations groups) support the business groups and have responsibility for risk policy setting, risk oversight and developing tools and standards for risk management. Day-to-day risk management activities are generally conducted at the operational level within the business groups in accordance with policies and procedures established by the specialist departments. Internal Audit regularly reviews the adequacy and efficiency of our risk management and control systems.

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

Market Risk Management Strategies and Instruments

Equity Price Risk

      We have investments in publicly traded companies, which are held for purposes other than trading. The market value of these investments as of September 30, 2002 was €346 million, with our 9.7% interest in Juniper Networks and our 12.5% interest in EPCOS AG representing a large share. We also have an equity underlying in asset swaps (as described below) of €297 million. An adverse move in equity prices of 20% would reduce the value of these investments by €129 million.

Common Features of Our Foreign Currency and Interest Rate Risk Management

      Our risk management approach is to pool and analyze interest rate and currency risk exposures of the business groups. Exceptions to this approach are made in the case of country-specific restrictions and similar considerations. The pooled exposures are recorded on a real-time basis in a treasury management system maintained by our Treasury and Financing Services (TFS) division of SFS. This system allows us to perform an ongoing mark-to-market valuation of interest rate and currency risks of all pooled transactions, as well as a measure of credit exposure to individual financial institutions. TFS acts as our platform, on an internal service basis, to provide a centralized link for all of the operating groups to the third-party financial institutions in our financial risk management activities. TFS enters into derivative financial instruments with third-party financial institutions to offset all pooled exposures using a value at risk model. A description of these derivative instruments and their characteristics is provided below. At TFS, functional and organizational separation of duties between transaction initiation, processing, risk controlling and accounting is in place.

      Our business and financing activities lead us to use common financial instruments principally including accounts receivable, accounts payable, loans, debt obligations, and marketable securities. In addition, for our hedging activities we make use of derivatives which are financial instruments whose value is “derived,” usually from other financial instruments or market indices. The derivative instruments used are readily marketable, liquid and priced on a daily basis. They include forward exchange contracts, interest rate swaps, cross-currency swaps, forward contracts and options. We are an end-user of derivative products. Derivatives are used to manage our foreign currency and interest rate exposures, as well as less frequently for specific hedging strategies related to our equity holdings. To a limited extent, interest rate swaps and asset swaps are used to transform liquidity invested on a short term basis into the intended asset allocation. Neither our operating groups nor TFS are permitted to buy or sell exotic or illiquid instruments or enter into such transactions. We have a clearly defined approval process for new hedging products. Each new proposal to use a new hedging product must be prepared and reviewed by several departments prior to the initiation of its use. The implementation process includes these departments: Treasury and finance, back office, accounting and controlling, risk management, credit, tax and legal.

Foreign Currency Exposure

      Our foreign currency transactions arise from our business groups as well as from investments and financing activities of Siemens as a whole. Foreign exchange risks are partly offset through our production facilities abroad, as well as through procurement and financing activities conducted in foreign currencies.

      We define foreign currency exposure as foreign currency denominated cash in-flows and cash out-flows from anticipated transactions for the next three months, firm commitments and balance sheet items. The foreign currency exposure is determined from the point of view of the respective functional currencies of the Siemens’ entity where the exposure exists.

      Our group-wide guidelines require each entity to enter into foreign exchange contracts with TFS to cover at least 75% of their foreign currency exposure. The unhedged balances are reported to the Corporate Finance department, which monitors the overall net foreign exchange exposure of the Company. The values presented in the foreign exchange risk disclosures made in this document are the unhedged positions multiplied by the assumed 10% weakening of the currencies against the euro. As shown in the tables below, we economically hedged more of our total foreign currency exposure at September 30, 2002 and September 30, 2001 than the 75% required by Company policy.

      In determining our foreign exchange sensitivity, we aggregate the net foreign exchange risk exposure of the Operations groups and TFS. Because our foreign currency inflows exceed our outflows, a weakening of foreign currencies against the euro would have a negative financial impact. For example, at September 30, 2002, we had a net long U.S. dollar exposure, so if the dollar weakened against the euro, we would have been able to convert it into fewer euros.

      At September 30, 2002, a parallel 10% alteration of foreign currencies would have resulted in a foreign currency risk of €79 million compared to €107 at September 30, 2001. The prior year data excludes Infineon in order to provide comparable amounts. Beginning December 2001, Infineon is no longer consolidated. The tables below provide additional details on how we arrive at our foreign currency risk and show the relevant values for the United States dollar (“USD”), the British pound (“GBP”), and the Swiss franc (“CHF”).

Foreign Exchange Market Risk Exposures By Currency

As of September 30, 2002
(Sensitivity analysis method)
(€ in millions)

	USD	GBP	CHF	Other	Total

Total anticipated foreign currency inflows	17,540	3,729	1,227	5,333	27,829
Total anticipated foreign currency outflows	(7,982)	(1,365)	(1,810)	(3,516)	(14,673)
Net foreign currency transaction exposure	9,558	2,364	(583)	1,817	13,156
Economically hedged exposure	(9,204)	(2,209)	628	(1,579)	(12,364)
Decline in future cash flows resulting from a 10% appreciation of the euro after hedging activities	(35)	(16)	(5)	(23)	(79)

Foreign Exchange Market Risk Exposures By Currency

As of September 30, 2001
(Sensitivity analysis method)
(€ in millions)

	USD	GBP	CHF	Other	Total

Total anticipated foreign currency inflows	19,690	4,173	1,422	3,612	28,897
Total anticipated foreign currency outflows	(7,584)	(1,398)	(1,945)	(1,954)	(12,881)
Net foreign currency transaction exposure	12,106	2,775	(523)	1,658	16,016
Economically hedged exposure	(11,047)	(2,625)	461	(1,732)	(14,943)
Decline in future cash flows resulting from a 10% appreciation of the euro after hedging activities	(106)	(15)	6	8	(107)

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

Interest Rate Exposure

      Our interest rate exposure results mainly from debt obligations and interest bearing investments. We measure interest rate risk using either a fair value sensitivity or a cash flow sensitivity depending on whether the instrument has a fixed or variable interest rate. We use the fair value sensitivity calculation for fixed interest instruments to show the change in the fair value (defined as net present value) caused by a hypothetical 100-basis point shift in the yield curve. The first step in this calculation is to use the yield curve to discount the gross cash flows, meaning the net present value of future interest and principal payments of financial instruments with fixed interest rates. A second calculation discounts the gross cash flows using a 100-basis point shift of the yield curve. In all cases, we use the generally accepted and published yield curves on the relevant balance sheet date. The cash flow sensitivity shows the change in future cash flows of financial instruments with a variable interest rate also assuming a 100-basis point shift of the yield curves. The total fair value sensitivity as well as the total cash flow sensitivity are generated by aggregating the sensitivities of the exposure denominated in various currencies.

      Our fair value interest risk results primarily from our long-term fixed rate debt obligations. We seek to limit this risk through the use of derivative instruments which allow us to hedge fair value changes by swapping fixed rates of interest into variable rates of interest. Assuming a 100-basis point decrease in interest rates, this risk was €4 million and €222 million at September 30, 2002 and 2001, respectively. The significant decrease from the prior year is primarily due to further swapping of fixed versus floating interest rates of our debt.

      Our cash flow interest rate risk on our variable rate portfolio was €67 million at September 30, 2002 and €37 million at September 30, 2001 assuming a 100-basis point increase in interest rates. Such risk is largely related to variable interest rates resulting from the aforementioned hedges of fixed rate debt obligations.

Item 12: Description of Securities Other than Equity Securities

      Not applicable.

PART II

Item 15: Controls and Procedures

      Within 90 days prior to the date of this report, Siemens performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed in Form 20-F and filed with the Securities and Exchange Commission is recorded, processed, summarized and reported timely. The evaluation was performed with the participation of our key corporate senior management, senior management of each business group, and under the supervision of our Chief Executive Officer (CEO), Heinrich v. Pierer, and our Chief Financial Officer (CFO), Heinz-Joachim Neubürger. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives, and management necessarily was required to apply its judgement in evaluating the cost-benefit relationship of possible controls and procedures. Based on the foregoing, the Company’s management, including the CEO and CFO, concluded that Siemens’ disclosure controls and procedures were effective. There have been no significant changes in the Company’s internal controls or in other factors that could significantly affect internal controls subsequent to the date of the evaluation. Therefore, no corrective actions were taken.

PART III

Item 18: Financial Statements

Siemens AG

INDEPENDENT AUDITORS’ REPORT

The Supervisory Board of

Siemens AG:

      We have audited the accompanying consolidated balance sheets of Siemens AG and subsidiaries as of September 30, 2002 and 2001, and the related consolidated statements of income, cash flow and changes in shareholders’ equity for each of the years in the three-year period ended September 30, 2002. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Siemens AG and subsidiaries as of September 30, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2002 in conformity with accounting principles generally accepted in the United States of America.

      As discussed in Note 2 to the consolidated financial statements, effective October 1, 2001, Siemens AG adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.”

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Munich, Germany

November 28, 2002

SIEMENS AG

CONSOLIDATED STATEMENTS OF INCOME

For the fiscal years ended September 30, 2002, 2001 and 2000
(in millions of €, per share amounts in €)

		Siemens worldwide

	Note	2002	2001	2000

Net sales		84,016	87,000	77,484
Cost of sales		(60,810)	(63,895)	(55,949)

Gross profit on sales		23,206	23,105	21,535
Research and development expenses		(5,819)	(6,782)	(5,848)
Marketing, selling and general administrative expenses		(15,455)	(16,640)	(14,173)
Other operating income (expense), net (therein gain on issuance of subsidiary and associated company stock €37, €617 and €534, respectively)	3, 4	1,321	2,762	7,549
Income (loss) from investments in other companies, net	5	(114)	49	299
Income from financial assets and marketable securities, net	6	18	173	2,732
Interest income, net	7	318	11	145

Income before income taxes		3,475	2,678	12,239
Income taxes	8	(849)	(781)	(3,017)
Minority interest		(29)	191	(362)

Net income		2,597	2,088	8,860

Basic earnings per share	28	2.92	2.36	9.97
Diluted earnings per share	28	2.92	2.36	9.96

The accompanying notes are an integral part of these consolidated financial statements.

SIEMENS AG

SUPPLEMENTAL SCHEDULE OF CONSOLIDATED STATEMENTS OF INCOME

For the fiscal years ended September 30, 2002, 2001 and 2000
(in millions of €, per share amounts in €)

					Eliminations,
					reclassifications and								Financing and
		Siemens worldwide			Corporate Treasury			Operations			Infineon(3)		Real Estate

	Note	2002	2001	2000	2002	2001	2000	2002	2001	2000	2001	2000	2002	2001	2000

Net sales		84,016	87,000	77,484	(1,297)	(3,114)	(3,176)	83,127	82,427	71,603	5,671	7,283	2,186	2,016	1,774
Cost of sales		(60,810)	(63,895)	(55,949)	1,222	2,899	1,656	(60,322)	(60,192)	(51,946)	(5,021)	(4,111)	(1,710)	(1,581)	(1,548)

Gross profit on sales		23,206	23,105	21,535	(75)	(215)	(1,520)	22,805	22,235	19,657	650	3,172	476	435	226
Research and development expenses		(5,819)	(6,782)	(5,848)	(169)	(166)	(204)	(5,650)	(5,427)	(4,619)	(1,189)	(1,025)	—	—	—
Marketing, selling and general administrative expenses		(15,455)	(16,640)	(14,173)	(90)	2	31	(15,083)	(15,559)	(13,333)	(786)	(670)	(282)	(297)	(201)
Other operating income (expense), net (therein gain on issuance of subsidiary and associated company stock €37, €617 and €534, respectively)	3, 4	1,321	2,762	7,549	844	2,537	7,315	326	(118)	(13)	200	2	151	143	245
Income (loss) from investments in other companies, net	5	(114)	49	299	(16)	—	(175)	(142)	(24)	310	36	154	44	37	10
Income (expense) from financial assets and marketable securities, net	6	18	173	2,732	(81)	(140)	1,867	124	263	832	65	37	(25)	(15)	(4)
Interest income (expense) of Operations, net	7	94	(32)	(35)	—	9	—	94	(41)	(35)	—	—	—	—	—

EBIT(1) from Operations/EBIT Infineon		—	—	—	—	—	—	2,474	1,329	2,799	(1,024)	1,670	—	—	—
Other interest income (expense), net	7	224	43	180	239	280	323	(96)	(304)	(220)	(1)	74	81	68	3
Goodwill amortization and purchased in- process R&D expenses of Operations		—	—	—	—	665	253	—	(665)	(253)	—	—	—	—	—
Gains on sales and dispositions of significant business interests		—	—	—	(936)	(4,065)	(7,826)	936	4,065	7,826	—	—	—	—	—
Other special items		—	—	—	—	1,185	280	—	(1,185)	(280)	—	—	—	—	—

Income (loss) before income taxes		3,475	2,678	12,239	(284)	92	344	3,314	3,240	9,872	(1,025)	1,744	445	371	279
Income taxes(2)	8	(849)	(781)	(3,017)	69	(30)	(79)	(809)	(1,058)	(2,262)	428	(612)	(109)	(121)	(64)
Minority interest		(29)	191	(362)	2	—	—	(31)	185	(356)	6	(6)	—	—	—

Net income (loss)		2,597	2,088	8,860	(213)	62	265	2,474	2,367	7,254	(591)	1,126	336	250	215

Basic earnings per share	28	2.92	2.36	9.97
Diluted earnings per share	28	2.92	2.36	9.96

(1)	EBIT is measured as earnings before financing interest, income taxes and certain one-time items. In fiscal 2001 and 2000, EBIT excluded the amortization of goodwill and purchased in-process research and development expenses. Beginning October 1, 2001, Siemens adopted the provisions of SFAS 142 and no longer amortizes goodwill. Interest income related to receivables from customers, cash allocated to the segments and interest expense on payables to suppliers are part of EBIT. EBIT differs from income before income taxes and should not be considered to be the same. Other companies that use EBIT may calculate it differently, and their figures may not be comparable to ours.
(2)	The income taxes of Eliminations, reclassifications and Corporate Treasury, Operations, and Financing and Real Estate are based on the consolidated effective corporate tax rate applied to income before income taxes. The corresponding figures for fiscal year 2001 and 2000 are calculated based on the consolidated effective corporate tax rate excluding Infineon.
(3)	As of December 5, 2001, Siemens deconsolidated Infineon. The results of operations from Infineon for the first two months of the fiscal year 2002 are included in Eliminations, reclassifications and Corporate Treasury. As of December 5, 2001, the share in earnings from Infineon is included in “Income (loss) from investments in other companies, net” in Operations.

The accompanying notes are an integral part of these consolidated financial statements.

SIEMENS AG

CONSOLIDATED BALANCE SHEETS

As of September 30, 2002 and 2001
(in millions of €)

				Eliminations,
				reclassifications
		Siemens		and Corporate					Financing and
		worldwide		Treasury		Operations		Infineon	Real Estate

	Note	9/30/02	9/30/01	9/30/02	9/30/01	9/30/02	9/30/01	9/30/01	9/30/02	9/30/01

ASSETS
Current assets
Cash and cash equivalents		11,196	7,802	10,269	6,103	873	907	757	54	35
Marketable securities	9	399	791	25	36	356	638	93	18	24
Accounts receivable, net	10	15,230	17,734	(7)	(248)	12,058	13,850	719	3,179	3,413
Intracompany receivables		—	—	(13,284)	(8,989)	13,209	8,343	208	75	438
Inventories, net	11	10,672	13,406	(5)	(74)	10,592	12,485	882	85	113
Deferred income taxes	8	1,212	1,113	64	—	1,143	971	39	5	103
Other current assets	12	5,353	10,167	1,028	1,781	3,306	7,428	178	1,019	780

Total current assets		44,062	51,013	(1,910)	(1,391)	41,537	44,622	2,876	4,435	4,906

Long-term investments	13	5,092	3,314	2	6	4,797	2,348	655	293	305
Intangible assets, net	14	8,843	9,771	—	(1)	8,731	9,223	437	112	112
Property, plant and equipment, net	14	11,742	17,803	2	2	7,628	8,547	5,233	4,112	4,021
Deferred income taxes	8	3,686	3,684	764	—	2,771	3,071	412	151	201
Other assets	15	4,514	4,533	103	(56)	1,304	1,240	130	3,107	3,219
Other intracompany receivables		—	—	(931)	(152)	931	149	—	—	3

Total assets		77,939	90,118	(1,970)	(1,592)	67,699	69,200	9,743	12,210	12,767

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt and current maturities of long-term debt	18	2,103	2,637	1,143	1,499	785	878	119	175	141
Accounts payable		8,649	10,798	6	180	8,453	9,330	1,050	190	238
Intracompany liabilities		—	—	(7,776)	(7,068)	1,799	1,215	239	5,977	5,614
Accrued liabilities	16	9,608	10,864	18	148	9,445	10,126	426	145	164
Deferred income taxes	8	661	754	(206)	1	647	631	19	220	103
Other current liabilities	17	13,691	19,471	375	1,230	12,853	17,271	351	463	619

Total current liabilities		34,712	44,524	(6,440)	(4,010)	33,982	39,451	2,204	7,170	6,879

Long-term debt	18	10,243	9,973	6,833	6,205	2,974	3,121	249	436	398
Pension plans and similar commitments	19	5,326	4,721	—	45	5,299	4,653	—	27	23
Deferred income taxes	8	195	111	(50)	—	119	43	53	126	15
Other accruals and provisions	20	3,401	2,957	28	(414)	3,068	2,653	319	305	399
Other intracompany liabilities		—	—	(2,341)	(3,418)	45	155	—	2,296	3,263

		53,877	62,286	(1,970)	(1,592)	45,487	50,076	2,825	10,360	10,977

Minority interests		541	4,020	—	—	541	4,002	18	—	—
Shareholders’ equity	21
Common stock, no par value
Authorized: 1,145,917,335 and 1,145,773,579 shares, respectively
Issued: 890,374,001 and 888,230,245 shares, respectively		2,671	2,665
Additional paid-in capital		5,053	4,901
Retained earnings		21,471	19,762
Accumulated other comprehensive income (loss)		(5,670)	(3,516)
Treasury stock, at cost. 49,864 and 1,116 shares, respectively		(4)	—

Total shareholders’ equity		23,521	23,812	—	—	21,671	15,122	6,900	1,850	1,790

Total liabilities and shareholders’ equity		77,939	90,118	(1,970)	(1,592)	67,699	69,200	9,743	12,210	12,767

The accompanying notes are an integral part of these consolidated financial statements.

SIEMENS AG

CONSOLIDATED STATEMENTS OF CASH FLOW

For the fiscal years ended September 30, 2002, 2001 and 2000
(in millions of €)

				Eliminations,
				reclassifications and								Financing and
	Siemens worldwide			Corporate Treasury			Operations			Infineon		Real Estate

	2002	2001	2000	2002	2001	2000	2002	2001	2000	2001	2000	2002	2001	2000

Cash flows from operating activities
Net income	2,597	2,088	8,860	(213)	62	265	2,474	2,367	7,254	(591)	1,126	336	250	215
Adjustments to reconcile net income to cash provided
Minority interest	29	(191)	362	(2)	—	—	31	(185)	356	(6)	6	—	—	—
Amortization, depreciation and impairments	4,126	6,264	4,652	209	—	—	3,440	4,684	3,428	1,122	834	477	458	390
Deferred taxes	(191)	36	585	(185)	13	16	18	463	464	(494)	91	(24)	54	14
Gains on sales and disposals of businesses and property, plant and equipment, net, and gain from issuance of subsidiary and associated company stock	(1,610)	(4,429)	(7,942)	(936)	(4,065)	(7,826)	(588)	(7)	(3)	(246)	(2)	(86)	(111)	(111)
(Gains) losses on sales of investments, net	(177)	141	(288)	7	—	—	(172)	174	(288)	—	—	(12)	(33)	—
Gains on sales and dispositions of significant business interests	—	—	—	936	4,065	7,826	(936)	(4,065)	(7,826)	—	—	—	—	—
Losses (gains) on sales and impairments of marketable securities, net	4	(209)	(280)	(2)	—	—	3	(203)	(260)	(1)	(20)	3	(5)	—
Loss (income) from equity investees, net of dividends received	298	27	51	17	1	—	322	56	152	(25)	(101)	(41)	(5)	—
Write-off of acquired in-process research and development	—	195	165	—	—	—	—	126	139	69	26	—	—	—
Change in trading securities	—	—	(2,175)	—	—	—	—	—	(2,175)	—	—	—	—	—
Change in current assets and liabilities
(Increase) decrease in inventories, net	1,349	(716)	(984)	86	—	—	1,234	(746)	(900)	(36)	(108)	29	66	24
(Increase) decrease in accounts receivable, net	1,763	1,797	(1,374)	844	(38)	(1,475)	871	1,021	550	755	(683)	48	59	234
Increase (decrease) in outstanding balance of receivables sold	(503)	866	—	(607)	866	—	104	—	—	—	—	—	—	—
(Increase) decrease in other current assets	1,213	(1,397)	503	459	(229)	(100)	833	(848)	398	(139)	(13)	(79)	(181)	218
Increase (decrease) in accounts payable	(899)	467	1,760	(254)	(43)	(59)	(595)	428	1,364	58	469	(50)	24	(14)
Increase (decrease) in accrued liabilities	(575)	629	957	30	23	5	(577)	974	441	(322)	467	(28)	(46)	44
Increase (decrease) in other current liabilities	(1,025)	2,682	1,006	(99)	(100)	(125)	(851)	2,694	1,095	27	103	(75)	61	(67)
Supplemental contributions to pension trusts	(1,782)	—	—	—	—	—	(1,782)	—	—	—	—	—	—	—
Change in other assets and liabilities	947	(1,234)	296	439	(289)	(163)	448	(1,048)	366	40	(115)	60	63	208

Net cash provided by (used in) operating activities	5,564	7,016	6,154	729	266	(1,636)	4,277	5,885	4,555	211	2,080	558	654	1,155
Cash flows from investing activities
Additions to intangible assets and property, plant and equipment	(3,894)	(7,048)	(5,544)	(149)	—	—	(3,149)	(4,044)	(3,375)	(2,364)	(1,614)	(596)	(640)	(555)
Acquisitions, net of cash acquired	(3,787)	(3,898)	(3,299)	—	—	—	(3,787)	(3,898)	(3,299)	—	—	—	—	—
Purchases of investments	(332)	(710)	(2,901)	(65)	—	—	(263)	(419)	(2,449)	(214)	(302)	(4)	(77)	(150)
Purchases of marketable securities (other than trading)	(338)	(436)	(491)	(306)	(11)	—	(27)	(329)	(39)	(82)	(452)	(5)	(14)	—
Increase in receivables from financing activities	(172)	(619)	(258)	(864)	714	1,762	—	—	—	—	—	692	(1,333)	(2,020)
Increase (decrease) in outstanding balance of receivables sold by SFS	—	—	—	607	(866)	—	—	—	—	—	—	(607)	866	—
Proceeds from sales of long-term investments, intangibles and property, plant and equipment	1,218	3,804	1,287	—	4	4	801	3,454	885	27	41	417	319	357
Proceeds from sales and dispositions of businesses	6,097	1,878	10,383	—	1,475	821	6,097	57	9,562	346	—	—	—	—
Proceeds from sales of marketable securities (other than trading)	398	1,143	388	317	—	2	78	660	385	474	—	3	9	1

Net cash (used in) provided by investing activities	(810)	(5,886)	(435)	(460)	1,316	2,589	(250)	(4,519)	1,670	(1,813)	(2,327)	(100)	(870)	(2,367)
Cash flows from financing activities
Proceeds from issuance of capital stock	156	514	—	—	(1,495)	(821)	156	514	—	1,495	821	—	—	—
Purchase of common stock of Company	(152)	(514)	(1,001)	—	—	—	(152)	(514)	(1,001)	—	—	—	—	—
Proceeds from issuance of treasury shares	81	233	—	—	—	—	81	233	—	—	—	—	—	—
Proceeds from issuance of debt	384	4,141	2,600	384	4,141	100	—	—	2,500	—	—	—	—	—
Repayment of debt	(847)	(976)	(1,156)	(809)	(921)	(320)	(15)	2	(733)	(20)	(78)	(23)	(37)	(25)
Change in short-term debt	512	(1,828)	(1,057)	843	281	(139)	(481)	(2,354)	(1,005)	114	73	150	131	14
Proceeds from issuance of redeemable interest in associated companies	—	—	169	—	—	—	—	—	—	—	169	—	—	—
Change in restricted cash	(2)	45	(67)	(2)	—	—	—	—	—	45	(67)	—	—	—
Dividends paid	(888)	(1,412)	(593)	—	407	—	(888)	(1,412)	(593)	(407)	—	—	—	—
Dividends paid to minority shareholders	(103)	(298)	(69)	—	(119)	—	(103)	(179)	(69)	—	—	—	—	—
Intercompany financing	—	—	—	3,178	(2,865)	4,717	(2,615)	2,122	(5,728)	619	(199)	(563)	124	1,210

Net cash (used in) provided by financing activities	(859)	(95)	(1,174)	3,594	(571)	3,537	(4,017)	(1,588)	(6,629)	1,846	719	(436)	218	1,199
Effect of deconsolidation of Infineon on cash and cash equivalents	(383)	—	—	(383)	—	—	—	—	—	—	—	—	—	—
Effect of exchange rates on cash and cash equivalents	(118)	(95)	180	(71)	(13)	36	(44)	(82)	129	2	9	(3)	(2)	6
Net increase (decrease) in cash and cash equivalents	3,394	940	4,725	3,409	998	4,526	(34)	(304)	(275)	246	481	19	—	(7)
Cash and cash equivalents at beginning of period	7,802	6,862	2,137	6,860	5,105	579	907	1,211	1,486	511	30	35	35	42

Cash and cash equivalents at end of period	11,196	7,802	6,862	10,269	6,103	5,105	873	907	1,211	757	511	54	35	35

Supplemental disclosure of cash paid for:
Interest	794	779	901
Income taxes	389	1,098	1,910

The accompanying notes are an integral part of these consolidated financial statements.

SIEMENS AG

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the fiscal years ended September 30, 2002, 2001 and 2000
(in millions of €)

				Accumulated Other
				Comprehensive Income (Loss)

		Additional		Cumulative	Available-		Minimum	Treasury
	Capital	Paid-in	Retained	Translation	for-sale	Derivative	Pension	Shares
	Stock	Capital	Earnings	Adjustment	Securities	Instruments	Liability	at Cost	Total

Balance at October 1, 1999	1,521	5,605	11,887	(126)	251	—	—	—	19,138

Net income	—	—	8,860	—	—	—	—	—	8,860
Change in currency translation adjustment	—	—	—	1,059	—	—	—	—	1,059
Change in unrealized gains and losses	—	—	—	—	1,002	(30)	(6)	—	966

Total comprehensive income	—	—	8,860	1,059	1,002	(30)	(6)	—	10,885
Dividends paid	—	—	(593)	—	—	—	—	—	(593)
Purchase of capital stock	—	—	—	—	—	—	—	(224)	(224)
Re-issuance of treasury stock	—	—	—	—	—	—	—	222	222
Other changes	—	—	51	—	—	—	—	—	51
Purchase and retirement of capital stock	(16)	(58)	(925)	—	—	—	—	—	(999)

Balance at September 30, 2000	1,505	5,547	19,280	933	1,253	(30)	(6)	(2)	28,480

Net income	—	—	2,088	—	—	—	—	—	2,088
Change in currency translation adjustment	—	—	—	(532)	—	—	—	—	(532)
Change in unrealized gains and losses	—	—	—	—	(1,199)	53	(3,988)	—	(5,134)

Total comprehensive income	—	—	2,088	(532)	(1,199)	53	(3,988)	—	(3,578)
Dividends paid	—	—	(1,412)	—	—	—	—	—	(1,412)
Issuance of capital stock	10	504	—	—	—	—	—	—	514
Purchase of capital stock	—	—	—	—	—	—	—	(514)	(514)
Re-issuance of treasury stock	—	—	—	—	—	—	—	516	516
Recapitalization and stock split	1,150	(1,150)	—	—	—	—	—	—	—
Other changes	—	—	(194)	—	—	—	—	—	(194)

Balance at September 30, 2001	2,665	4,901	19,762	401	54	23	(3,994)	—	23,812

Net income	—	—	2,597	—	—	—	—	—	2,597
Change in currency translation adjustment	—	—	—	(533)	—	—	—	—	(533)
Change in unrealized gains and losses	—	—	—	—	(239)	36	(1,418)	—	(1,621)

Total comprehensive income	—	—	2,597	(533)	(239)	36	(1,418)	—	443
Dividends paid	—	—	(888)	—	—	—	—	—	(888)
Issuance of capital stock	6	152	—	—	—	—	—	—	158
Purchase of capital stock	—	—	—	—	—	—	—	(167)	(167)
Re-issuance of treasury stock	—	—	—	—	—	—	—	163	163

Balance at September 30, 2002	2,671	5,053	21,471	(132)	(185)	59	(5,412)	(4)	23,521

The accompanying notes are an integral part of these consolidated financial statements.

SIEMENS AG

SEGMENT INFORMATION

As of and for the fiscal years ended September 30, 2002, 2001 and 2000
(in millions of €)

	New orders (unaudited)			External sales			Intersegment sales			Total sales

	2002	2001	2000	2002	2001	2000	2002	2001	2000	2002	2001	2000

Operations
Information and Communication Networks (ICN)	8,697	12,639	11,648	9,169	12,189	11,129	478	693	194	9,647	12,882	11,323
Information and Communication Mobile (ICM)	11,538	11,866	10,420	10,910	11,151	8,790	135	148	120	11,045	11,299	8,910
Siemens Business Services (SBS)	6,256	6,303	5,857	4,212	4,261	4,390	1,561	1,773	1,492	5,773	6,034	5,882
Automation and Drives (A&D)	8,728	9,065	8,163	7,430	7,843	6,889	1,205	1,104	1,054	8,635	8,947	7,943
Industrial Solutions and Services (I&S)	4,120	4,881	4,401	3,378	3,398	3,173	1,102	1,165	1,053	4,480	4,563	4,226
Siemens Dematic (SD)	2,810	2,281	1,913	2,894	2,381	1,589	101	139	197	2,995	2,520	1,786
Siemens Building Technologies (SBT)	5,601	5,549	5,066	5,291	5,094	4,504	328	424	428	5,619	5,518	4,932
Power Generation (PG)	10,586	12,219	9,409	9,398	8,487	7,726	48	76	31	9,446	8,563	7,757
Power Transmission and Distribution (PTD)	4,429	3,887	3,566	3,928	3,818	2,969	271	235	182	4,199	4,053	3,151
Transportation Systems (TS)	5,247	5,647	3,722	4,349	4,000	3,706	18	21	4	4,367	4,021	3,710
Siemens VDO Automotive (SV)	8,515	5,702	3,839	8,491	5,694	3,828	24	8	5	8,515	5,702	3,833
Medical Solutions (Med)	8,425	8,444	5,253	7,604	7,199	4,901	19	20	23	7,623	7,219	4,924
Osram	4,363	4,522	4,327	4,308	4,200	4,038	55	322	288	4,363	4,522	4,326
Corporate, eliminations	(5,793)	(6,890)	(4,759)	1,482	1,945	3,229	(5,062)	(5,361)	(4,329)	(3,580)	(3,416)	(1,100)

Total Operations	83,522	86,115	72,825	82,844	81,660	70,861	283	767	742	83,127	82,427	71,603
Reconciliation to financial statements	—	—	—	—	—	—	—	—	—	—	—	—
Other interest expense	—	—	—	—	—	—	—	—	—	—	—	—
Goodwill amortization and purchased in-process R&D expenses	—	—	—	—	—	—	—	—	—	—	—	—
Gains on sales and dispositions of significant business interests	—	—	—	—	—	—	—	—	—	—	—	—
Other special items	—	—	—	—	—	—	—	—	—	—	—	—
Operations income before income taxes/total assets/total amortization, depreciation and impairments	—	—	—	—	—	—	—	—	—	—	—	—
Infineon Technologies (Infineon)	—	4,390	8,837	—	4,744	6,200	—	927	1,083	—	5,671	7,283
Reconciliation to financial statements	—	—	—	—	—	—	—	—	—	—	—	—
Infineon income (loss) before income taxes/total assets	—	—	—	—	—	—	—	—	—	—	—	—
Financing and Real Estate
Siemens Financial Services (SFS)	582	481	354	436	373	242	146	108	112	582	481	354
Siemens Real Estate (SRE)	1,612	1,542	1,410	243	223	181	1,369	1,319	1,239	1,612	1,542	1,420
Eliminations	—	—	—	—	—	—	(8)	(7)	—	(8)	(7)	—

Total Financing and Real Estate	2,194	2,023	1,764	679	596	423	1,507	1,420	1,351	2,186	2,016	1,774

Eliminations, reclassifications and Corporate Treasury	498	—	—	493	—	—	(1,790)	(3,114)	(3,176)	(1,297)	(3,114)	(3,176)

Siemens worldwide	86,214	92,528	83,426	84,016	87,000	77,484	—	—	—	84,016	87,000	77,484

SIEMENS AG

SEGMENT INFORMATION—(Continued)

As of and for the fiscal years ended September 30, 2002, 2001 and 2000
(in millions of €)

																	Amortization,
							Net cash from operating										depreciation and
	EBIT			Net capital employed			and investing activities						Capital spending(1)				impairments(2)(3)

	2002	2001	2000	9/30/02	9/30/01	9/30/00	2002		2001		2000		2002		2001	2000	2002	2001		2000

Operations
Information and Communication Networks (ICN)	(691)	(861)	686	1,100	3,039	4,341	711		(2,350)		1,522		415		2,291	604	850	435		355
Information and Communication Mobile (ICM)	96	(307)	718	1,973	2,607	2,857	594		14		813		453		543	618	368	400		254
Siemens Business Services (SBS)	101	(259)	70	264	492	1,387	173		339		(140)		222		484	559	282	342		268
Automation and Drives (A&D)	723	981	865	2,197	2,619	2,611	1,019		533		588		248		429	766	240	242		218
Industrial Solutions and Services (I&S)	(198)	97	111	315	487	373	(107)		(39)		59		60		115	77	56	53		54
Siemens Dematic (SD)	45	(59)	196	975	957	549	(70)		261		154		71		78	56	62	63		51
Siemens Building Technologies (SBT)	195	132	297	1,778	2,241	2,212	295		49		240		133		326	217	155	163		144
Power Generation (PG)	1,582	634	66	(144)	(1,020)	169	662		2,045		1,386		300		351	262	184	211		182
Power Transmission and Distribution (PTD)	109	96	45	928	994	781	149		(331)		90		92		215	141	75	78		72
Transportation Systems (TS)	247	186	75	(741)	(932)	(345)	95		752		256		135		164	74	64	55		42
Siemens VDO Automotive (SV)	65	(261)	89	3,746	3,605	934	224		(89)		62		534		447	345	435	339		162
Medical Solutions (Med)	1,018	808	463	3,414	3,844	3,204	1,124		86		(1,391)		321		1,034	2,294	206	203		94
Osram	365	462	388	2,436	2,485	2,524	284		349		341		330		416	465	289	283		260
Corporate, eliminations	(1,183)	(320)	(1,270)	(2,486)	(2,805)	2,076	(1,126	) (4)	(253	) (4)	2,245	(4)	3,885	(5)	1,468	2,645	174	265		649

Total Operations	2,474	1,329	2,799	15,755	18,613	23,673	4,027		1,366		6,225		7,199		8,361	9,123	3,440	3,132		2,805
Reconciliation to financial statements	—	—	—	51,944	50,587	45,436	—		—		—		—		—	—	—	—		—
Other interest expense	(96)	(304)	(220)	—	—	—	—		—		—		—		—	—	—	—		—
Goodwill amortization and purchased in-process R&D expenses	—	(665)	(253)	—	—	—	—		—		—		—		—	—	—	539	(6)	253	(6)
Gains on sales and dispositions of significant business interests	936	4,065	7,826	—	—	—	—		—		—		—		—	—	—	—		—
Other special items	—	(1,185)	(280)	—	—	—	—		—		—		—		—	—	—	1,013		370

Operations income before income taxes/total assets/total amortization, depreciation and impairments	3,314	3,240	9,872	67,699	69,200	69,109	—		—		—		—		—	—	3,440	4,684		3,428

Infineon Technologies (Infineon)	—	(1,024)	1,670	—	6,471	5,709	—		(1,602	) (4)	(247	) (4)	—		2,578	1,916	—	1,122		834
Reconciliation to financial statements	—	(1)	74	—	3,272	3,144	—		—		—		—		—	—	—	—		—

Infineon income (loss) before income taxes/total assets	—	(1,025)	1,744	—	9,743	8,853	—		—		—		—		—	—	—	—		—

	Income before income taxes			Total assets

Financing and Real Estate
Siemens Financial Services (SFS)	216	158	78	8,681	9,501	8,532	282		(496)		(1,905)		283		514	531	271	257		202
Siemens Real Estate (SRE)	229	213	201	4,090	3,791	3,590	309		393		743		317		203	174	206	201		188
Eliminations	—	—	—	(561)	(525)	(508)	(133	) (4)	(113	) (4)	(50	) (4)	—		—	—	—	—		—

Total Financing and Real Estate	445	371	279	12,210	12,767	11,614	458		(216)		(1,212)		600		717	705	477	458		390

Eliminations, reclassifications and Corporate Treasury	(284)	92	344	(1,970)	(1,592)	(7,922)	269	(4)	1,582	(4)	953	(4)	214		—	—	209	—		—

Siemens worldwide	3,475	2,678	12,239	77,939	90,118	81,654	4,754		1,130		5,719		8,013		11,656	11,744	4,126	6,264		4,652

(1)	Intangible assets, property, plant and equipment, acquisitions, and investments.
(2)	Includes amortization and impairments of intangible assets, depreciation of property, plant and equipment, and write-downs of investments.
(3)	For Operations, in fiscal 2001 and 2000 excluding goodwill amortization.
(4)	Includes (for “Eliminations” within Financing and Real Estate consists of) cash paid for income taxes according to the allocation of income taxes to Operations, Financing and Real Estate, and Eliminations, reclassifications and Corporate Treasury in the consolidated statements of income.
(5)	Includes approximately €3.7 billion referring to the purchase of Vodafone AG’s remaining interest in Atecs Mannesmann AG.
(6)	Represents only goodwill amortization.

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

Financial statement presentation

      The financial data of the Company is presented in the following components:

•	Siemens worldwide—Represents the consolidated financial statements of the Company.

•	Operations—Operations are defined as Siemens’ Operating segments including corporate headquarters and excluding the activities of the Financing and Real Estate segments and Corporate Treasury.

•	Financing and Real Estate—Siemens’ Financing and Real Estate segments are responsible for the Company’s international leasing, finance, credit and real estate management activities.

•	Eliminations, reclassifications and Corporate Treasury—This component combines the consolidation of transactions among Operations and Financing and Real Estate with certain worldwide reclassifications. This component also includes the Company’s Corporate Treasury activities.

      Effective December 2001, Infineon is no longer consolidated but instead accounted for as an investment using the equity method. Accordingly, the Company’s net investment in Infineon is included within “Long-term investments” in the consolidated balance sheets, and its share of the net income or losses of Infineon is included as part of “Income (loss) from investments in other companies, net” in the consolidated statements of income (see Notes 3 and 13). The consolidated results of operations and cash flows of Infineon for the two months ended November 2001 are included in “Eliminations, reclassifications and Corporate Treasury.”

      The Company’s presentation of Operations, Financing and Real Estate and Corporate Treasury reflects the management of these components as distinctly different business activities, with different goals and requirements. Management believes that this presentation provides a clearer understanding of the components of the Company’s financial position, results of operations and cash flows. The accounting and valuation principles applied to these components are generally the same as those used for Siemens worldwide. The Company has allocated shareholders’ equity to the Financing and Real Estate business based on a management approach oriented towards the inherent risk evident in the underlying assets. The remaining amount of total shareholders’ equity is shown under Operations. The financial data presented for the Operations and Financing and Real Estate components are not intended to purport the financial position, results of operations and cash flows as if they were separate entities under U.S. GAAP.

      The information disclosed in these Notes relates to Siemens worldwide unless otherwise stated.

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

      The exchange rates of the significant currencies of non-euro countries used in the preparation of the consolidated financial statements were as follows:

		Year-end
		exchange
		rate (€)		Annual average rate (€)
		September 30,		Fiscal year

Currency	ISO Code	2002	2001	2002	2001	2000

100 Swiss francs	CHF	68.45	67.70	68.09	66.61	63.35
1 British pound	GBP	1.59	1.60	1.60	1.61	1.63
1 U.S. dollar	USD	1.02	1.09	1.08	1.11	1.05

      Revenue recognition—Revenue is recognized for product sales when title passes, the risks and rewards of ownership have been transferred to the customer, the fee is fixed or determinable, and collection of the related receivable is probable. If product sales are subject to customer acceptance, revenues are not recognized until customer acceptance occurs. For product sales which require the Company to install the product at the customer location, and for which installation is essential to the functionality of the product being installed, revenue is recognized when the equipment has been delivered to and installed at the customer location. Revenues from service transactions are recognized based on service performance. For long-term service contracts, revenues are generally recognized on a straight-line basis over the term of the contract. Revenues under certain fixed-price long-term IT-related contracts and revenues from long-term construction-type projects are generally recognized under the percentage-of-completion method, based on the percentage of costs to date compared to the total estimated contract costs, contractual milestones or performance. Operating lease income for the rental of equipment is recognized on a straight-line basis over the lease term. Interest income from capital leases is recognized using the interest method.

      Product-related expenses and contract loss provisions—Provisions for estimated costs related to product warranties are made at the time the related sale is recorded. Research and development costs are expensed as incurred. Contract loss provisions are established in the period when the current estimate of total contract costs exceeds contract revenue.

      Earnings per share—Basic earnings per share is computed by dividing net income by the weighted average shares outstanding during the year. Diluted earnings per share is calculated by adjusting outstanding shares assuming conversion of all potentially dilutive stock options. Share and per share data for all periods presented reflect the Company’s 3-for-2 stock split in fiscal 2001 and are based on the new number of shares (except where otherwise stated).

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

      Available-for-sale marketable securities and investments which incur a decline in value below cost that is judged to be other than temporary are considered impaired. The Company considers all available evidence such as market conditions and prices, investee-specific factors and the duration and extent to which fair value is less than cost in evaluating potential impairment of its marketable securities and investments. Impairments are recognized in earnings in the period in which the decline in value is judged to be other than temporary and a new cost basis in the marketable security or investment is established.

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

      Inventories—Inventory is valued at the lower of acquisition or production cost or market, cost being generally determined on the basis of an average or first-in, first-out method (FIFO). Production costs comprise direct material and labor and applicable manufacturing overheads, including depreciation charges. The determination of the market value involves valuation allowances derived from consumption trends.

      Intangible assets—Intangible assets consist of goodwill and patents, software, licenses and similar rights. In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) 141, Business Combinations, and SFAS 142, Goodwill and Other Intangible Assets. Since October 1, 2001, the Company amortizes, consistent with these statements, intangible assets with finite useful lives on a straight-line basis over their respective estimated useful lives to their estimated residual values. Goodwill and intangible assets other than goodwill which are determined to have indefinite useful lives are not amortized, but instead tested for impairment at least annually. In connection with the adoption of SFAS 142, the Company was required to reassess the lives of its intangible assets and determined that none of its intangible assets have indefinite useful lives. The Company evaluates the recoverability of goodwill using a two-step impairment test approach at the division level. In the first step, the fair value of the division is compared to its book value including goodwill. In the case that the fair value of the division is less than its book value, a second step is performed which compares the fair value of the division’s goodwill to the book value of its goodwill. The fair value of goodwill is determined based upon the difference between the fair value of the division and the net of the fair values of the identifiable assets and liabilities of the division. If the fair value of goodwill is less than the book value, the difference is recorded as an impairment. See Note 14 for further information.

      Before October 1, 2001, intangible assets other than goodwill were amortized on a straight-line basis over the shorter of their contractual rights or estimated useful lives. Except for goodwill acquired in a business combination for which the acquisition date was after June 30, 2001, goodwill was amortized over its estimated period of benefit on a straight-line basis not exceeding 40 years. The Company evaluated the recoverability of goodwill when events or circumstances warranted revised estimates of useful lives or indicated that an

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

impairment existed, based on projected future cash flows discounted at a risk-adjusted rate. If the carrying amount of the net assets, including goodwill, exceeded the sum of the discounted cash flows, an impairment was recorded. Such impairment charges were recorded in the amount of the excess of the carrying value of the net tangible and identifiable intangible assets and goodwill over the discounted cash flows of the business evaluated. In the determination of projected future cash flows, the Company considered current and projected levels of profitability, business and technological trends and economic and other developments.

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

      Derivative instruments and hedging activities—Effective October 1, 1999, the Company adopted SFAS 133, Accounting for Derivative Instruments and Hedging Activities, as amended, which requires all derivative instruments, such as interest rate swap contracts and foreign-currency exchange contracts, be recognized in the financial statements and measured at fair value regardless of the purpose or intent for holding them. Changes in the fair value of derivative financial instruments are recognized periodically either in income or, in the case of a cash flow hedge, in shareholders’ equity (as a component of other comprehensive income). SFAS 133 also requires that certain derivative instruments embedded in host contracts be accounted for separately as derivatives. In accordance with the provisions of SFAS 133, the Company has chosen January 1, 1999, as its transition date for embedded derivatives. Accordingly, only those derivatives embedded in host contracts issued, acquired or substantially modified on or after January 1, 1999, are accounted for separately as derivatives in the financial statements of the Company.

      See Note 23, “Derivative instruments and hedging activities,” for a description of the Company’s risk management strategies and the effect these strategies have on the consolidated financial statements.

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

      Recent accounting pronouncements—In June 2001, the FASB issued SFAS 143, Accounting for Asset Retirement Obligations, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development or normal use of the asset. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement. SFAS 143 is required to be adopted for the fiscal year beginning October 1, 2002. The adoption of SFAS 143 will have no material impact on the Company’s financial statements.

      In October 2001, the FASB issued SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which supersedes SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, and the accounting and reporting provisions of Accounting Principles Board Opinion 30, Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business. This statement establishes a single accounting model based on SFAS 121 for long-lived assets to be disposed of by sale, including discontinued operations. Major changes include additional criteria for long-lived assets to qualify as “held for sale” and the requirement that long-lived assets to be disposed of other than by sale be classified as held and used until the disposal transaction occurs. SFAS 144 retains the current requirement to separately report discontinued operations but expands that reporting to include a component of an entity (rather than only a segment of a business) that either has been disposed of or is classified as held for sale. The new rules require long-lived assets to be disposed of by sale to be recorded at the lower of carrying amount or fair value less costs to sell and to cease depreciation. Therefore, discontinued operations are no longer measured at net realizable value, as a result expected future operating losses are no longer recognized before they are actually incurred. The Company is required to adopt SFAS 144 prospectively for the fiscal year beginning October 1, 2002. The adoption of SFAS 144 may lead to more disposals being presented as discontinued operations, but is not otherwise expected to have a material impact on the Company’s financial statements.

      In July 2002, the FASB issued SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities, which nullifies Emerging Issues Task Force (EITF) Issue 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

SFAS 146 requires that a liability for costs associated with exit or disposal activities first be recognized when the liability is irrevocably incurred rather than at the date of management’s commitment to an exit or disposal plan. Examples of costs covered by the standard include certain employee severance costs, contract termination costs and costs to consolidate or close facilities or relocate employees. In addition, SFAS 146 stipulates that the liability be measured at fair value and adjusted for changes in estimated cash flows. The provisions of the new standard are effective prospectively for exit or disposal activities initiated after December 31, 2002, with earlier application encouraged. The Company does not anticipate that the adoption of SFAS 146 will materially affect its financial statements.

3.   Acquisitions and dispositions

Acquisitions

      During the years ended September 30, 2002, 2001 and 2000, the Company completed a number of acquisitions. These acquisitions have been accounted for under the purchase method and have been included in the Company’s consolidated financial statements since the date of acquisitions.

      In February 2000, Automation and Drives (A&D) acquired Moore Products, Inc. for a purchase price of approximately €180. This acquisition resulted in the capitalization of approximately €47 of goodwill, which, until September 30, 2001, was being amortized on a straight-line basis over 20 years.

      In March 2000, A&D acquired Milltronics Ltd. for €242, which resulted in the capitalization of approximately €177 of goodwill, which, until September 30, 2001, was being amortized on a straight-line basis over 20 years (see Note 14).

      In April 2000, Siemens Business Services (SBS) acquired Entex Information Services, Inc., an information services provider in the U.S. The purchase price was approximately €294. In connection with this acquisition, approximately €248 was capitalized as goodwill and, until September 30, 2001, was being amortized on a straight-line basis over 20 years.

      In May 2000, Information and Communication Mobile (ICM) acquired the mobile telecommunications development operations of Robert Bosch GmbH (Bosch) for a purchase price of approximately €172. In connection with this acquisition, approximately €55 of IPR&D was charged to expense as research and development cost, and approximately €7 was capitalized as goodwill and, until September 30, 2001, was being amortized on a straight-line basis over 4 years.

      In June 2000, Siemens Financial Services (SFS) acquired Schroder Leasing plc of the U.K. for a purchase price of approximately €142. In connection with this acquisition, approximately €95 was capitalized as goodwill and, until September 30, 2001, was being amortized on a straight-line basis over 20 years.

      In July 2000, Medical Solutions (Med) completed its acquisition of Shared Medical Systems Corp. (SMS) of the U.S. for a purchase price of approximately €2.1 billion. In connection with this acquisition, €84 of IPR&D was charged to expense as research and development cost, and approximately €1.6 billion was capitalized as goodwill and, until September 30, 2001, was being amortized on a straight-line basis over 20 years.

      In November 2000, Med acquired Acuson Corporation. The aggregate purchase price was approximately €780. In connection with this acquisition, approximately €345 was capitalized as goodwill and, until September 30, 2001, was being amortized on a straight-line basis over 20 years. Approximately €47 of IPR&D was charged to expense as research and development cost.

      In January 2001, the merger of the nuclear power businesses of Siemens and Framatome S.A. was completed. The Company holds a 34% minority interest in the company, called Framatome ANP. This investment is accounted for using the equity method.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

      In April 2001, Siemens’ Information and Communication Networks group (ICN) completed the acquisition of Efficient Networks, Inc. The purchase price was approximately €1.6 billion, plus the assumption of €457 of debt. In connection with this acquisition, approximately €1.2 billion has been recorded as goodwill and, until September 30, 2001, was being amortized on a straight-line basis over 5 years. IPR&D of approximately €17 was charged to expense as research and development cost (see Note 14).

      In April 2001, Siemens completed the acquisition of a controlling interest of 50% plus two shares in Atecs Mannesmann AG (Atecs), an automotive and automation technology company. In accordance with the purchase agreement, prior to closing, Siemens paid €3.1 billion to Mannesmann AG. As of the date of closing, Siemens made a capital contribution to Atecs. The purchase agreement also provided Siemens the option to acquire Mannesmann AG’s remaining interest in Atecs, either at the option of Mannesmann during the period from the date of closing through September 30, 2002, or at the option of Siemens during the period from April 1, 2002 through December 31, 2003. The Company has accounted for the Atecs transaction as the purchase of a 100% interest using the purchase method of accounting. The purchase price for 100% of Atecs of €9.6 billion, including the assumption of €2.8 billion of financial debt and pension liabilities, was allocated to the assets acquired and liabilities assumed based on estimated fair values. In connection with the acquisition, €62 of IPR&D was charged to expense. The excess of €1.9 billion in the purchase price over the fair value of the net identifiable assets acquired and IPR&D has been recorded as goodwill and, until September 30, 2001, was being amortized on a straight-line basis over 40 years.

      In connection with the Atecs transaction, Siemens entered into a put option contract giving Siemens the right to sell Rexroth AG (Rexroth), a wholly owned subsidiary of Atecs, to Robert Bosch GmbH (Bosch) for an adjusted equity value of €2.7 billion. The put option was exercisable from January 2002 through December 31, 2002 (see below under “—Dispositions”).

      In January 2002, the Company completed its acquisition of Atecs through Vodafone AG’s exercise of its option to sell its 50% minus two shares stake in Atecs to Siemens for cash consideration of approximately €3.7 billion. The purchase price was paid on March 1, 2002 (see Note 17).

      The Company made certain other acquisitions during the years ended September 30, 2002, 2001 and 2000, accounted for by the purchase method of accounting, which did not have a significant effect on the consolidated financial statements.

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

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

      In March 2000, the Company successfully completed the IPO of Infineon. Prior to the offering, Siemens held 100 percent of the outstanding shares of Infineon. A total of 173.5 million shares of Infineon stock were sold in the IPO and a further 7.6 million shares were sold through a concurrent private placement, so that 181.1 million shares in total were sold. The average offering price was €35 per share. The Company sold 156.8 million shares for net proceeds of €5,284 resulting in a tax-free gain of €4,135. In addition, Infineon sold 24.3 million shares of newly issued stock for net proceeds of €820. A pretax gain of €461 (after-tax gain of €330) arose as a result of the issuance of shares directly by Infineon.

      In April 2000, Infineon issued an additional 1.2 million shares of new stock in connection with the acquisition of Savan Communications, Ltd. As a result of this transaction, the Company realized a pretax gain of €20 (after-tax gain of €14). The acquisition of Savan Communications, Ltd. was accounted for using the purchase method of accounting with a purchase price of €131 resulting in goodwill of €18 and a charge for acquired in-process research and development of €26.

      In December 2000, Infineon sold its Image & Video business unit. After giving effect to the minority interest ownership of Infineon, the gain increased the Company’s pretax income by €143.

      On November 20, 2001, the Company sold Mannesmann Sachs AG (Sachs) to ZF Friedrichshafen AG. The disposition resulted in net proceeds of €716. This business had been accounted for as an asset held-for-sale and no gain or loss was recorded in connection with the disposition (see Note 12).

      On December 5, 2001, Siemens entered into a transaction as described below under “—Deconsolidation of Infineon,” the effect of which is that it no longer has majority voting interest in Infineon and from such date no longer included the assets and liabilities and results of operations of Infineon in its consolidated financial statements but instead accounts for its interest in Infineon using the equity method.

      In January 2002, Siemens exercised its option to sell its remaining interest in Rexroth, a wholly-owned subsidiary of Atecs classified as held-for-sale, to Bosch for an adjusted equity value of €2.7 billion less proceeds from businesses already sold to Bosch. This business had been accounted for as an asset held-for-sale and no gain or loss was recorded in connection with the disposition (see Note 12).

      On July 1, 2002, Siemens completed the sale of Unisphere Networks, Inc. to Juniper Networks, Inc. (Juniper) in exchange for €376 cash and 35.8 million shares of Juniper stock. At closing, the value of the Juniper shares received was €208. The sale transaction resulted in a pretax gain of €421. Included in the gain calculation is €179, representing the book value of Unisphere’s goodwill (see Note 14). As a result of the transaction Siemens held 9.7% of Juniper common shares. The Juniper shares held by Siemens are subject to certain restriction provisions. Accordingly, Siemens may only sell 3 million of Juniper common shares during each of the first three quarters beginning 3 months subsequent to closing and afterwards 6 million of Juniper common shares each quarter thereafter. Accordingly, 15 million Juniper common shares were shown as securities available-for-sale as of September 30, 2002, the remainder being included under “Investments.”

      In September 2002, Siemens completed the sale of several business activities to Kohlberg Kravis Roberts & Co. L.P. (KKR). KKR took over units that had belonged to the former Atecs Mannesmann Group: Mannesmann Plastics Machinery, the gas spring producer Stabilus, Demag Cranes & Components and the harbor crane unit Gottwald. As part of the package, Siemens also sold the metering business of its Power Transmission and Distribution group, the Ceramics division of its Power Generation group, and Network Systems, a regional service business belonging to its Information and Communication Networks group. The business activities were placed in a holding company, called Demag Holding s.a.r.l (Luxembourg). The gross purchase price totaled €1.69 billion. KKR holds an 81% and Siemens a 19% stake in the holding company. In addition to this 19% equity stake in the holding company Siemens received a vendor note of €215 and another note receivable of €38. The purchaser assumed net debt of €372 million, and Siemens received net cash proceeds of approximately €1.0 billion. The transaction resulted in a pretax gain of €21 million. Siemens will use cost accounting for its 19%

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

interest in Demag Holding. The governing structure of Demag Holding provides for KKR to have absolute control over virtually all operating, financial, and other management decisions, while Siemens ownership is proportionate to the investment and only passive in nature.

Deconsolidation of Infineon

      As of December 5, 2001, Siemens deconsolidated Infineon. The deconsolidation followed a series of other transactions pursuant to which the Company reduced its ownership interest in Infineon from approximately 71% at the beginning of fiscal 2001 to 47.1% at December 31, 2001.

      In April 2001, Siemens irrevocably transferred 93,825,225 Infineon shares to its domestic pension trust. A pretax gain of €3,459 (after-tax gain of €2,519) was realized on the non-cash contribution of these shares based upon the market price of Infineon shares at the date of transfer. The business purpose of the contribution of Infineon shares to this pension trust was to shore up an already existing under-funded position in the pension trust that was to increase substantially during the third quarter of fiscal 2001 following the Company’s acquisition of Atecs. As a result of the transfer, the Company reduced its ownership interest in Infineon by approximately 15% of Infineon’s then outstanding share capital.

      In July 2001, Infineon completed a capital increase by way of a public offering of 60 million of its shares for which Siemens realized a pretax gain of €484.

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

      During the first quarter of fiscal 2002, the Company sold 23.1 million shares of Infineon in open market transactions resulting in net proceeds of €556 and reducing its ownership interest to its December 31, 2001 level of 47.1%. As a result of these sales Siemens realized a tax-free gain of €332.

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

      Under the terms of a related standstill agreement, the Company has agreed with the trustee that it will not, and it will not permit its affiliates to, directly or indirectly, acquire or offer to acquire ownership of Infineon shares, or securities convertible into Infineon shares, or any other Infineon voting securities or securities convertible into Infineon voting securities. The Company has also agreed that neither it nor any of its affiliates will procure for itself any third party’s voting rights in respect of Infineon shares. These provisions terminate on the termination of the trust agreement.

      The Company’s irrevocable transfer of Infineon shares to the non-voting trust on December 5, 2001, reduced the Company’s voting interest in Infineon by an amount corresponding to the number of shares transferred. Accordingly, while the Company’s ownership interest at December 31, 2001 was 47.1%, its voting interest based on total outstanding shares of Infineon was 18.2%. Such voting interest, when combined with the voting interest in Infineon shares of 13.2% held by the Company’s domestic pension trust, represented a combined voting interest of 31.4% as of December 31, 2001. Since shareholders of Infineon other than the Company and the pension trust owned approximately 39.7% of Infineon’s share capital as of December 31, 2001, they control a majority of the shares that may be voted at any Infineon shareholders’ meeting. The effect of the transfer of Infineon shares into the non-voting trust resulted in shareholders in Infineon other than the Company and the pension trust having a disproportionate voting interest (see Note 13).

      As the Company no longer has a majority voting interest in Infineon, it has from December 5, 2001 no longer included the assets and liabilities and results of operations of Infineon in its consolidated financial statements and instead accounts for its ownership interest in Infineon using the equity method. Under the equity method of accounting, the Company’s net investment in Infineon is included within “Long-term investments” in the consolidated balance sheets, and its share of the net income or losses of Infineon is included as part of “Income (loss) from investments in other companies, net” in the consolidated statements of income. The following summary financial information presents the consolidated financial position as of September 30, 2001 and the consolidated results of operations for the year ended September 30, 2001 of the Company as if its investment in Infineon had been accounted for under the equity method of accounting.

September 30,
2001

(Unaudited)
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

Year ended
September 30,
2001

(Unaudited)
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

      After the deconsolidation, in January 2002, the Company sold an additional 40 million shares of Infineon in open market transactions resulting in net proceeds of €966. As a result of these sales, Siemens realized a tax-free gain of €604. Siemens’ ownership interest in Infineon decreased to approximately 39.7% as of September 30, 2002 (see Note 13).

      Siemens’ net income for the fiscal years ended September 30, 2002, 2001 and 2000, includes the Company’s share of the income (loss) of Infineon of €(453), €(263) and €880, respectively.

4.   Other operating income (expense), net

	Year ended September 30,

	2002	2001	2000

Gains on sales and disposals of businesses	1,455	4,278	7,826
Gains (losses) on sales of property, plant and equipment, net	155	151	116
Amortization and impairment of goodwill	(378)	(1,489)	(448)
Other	89	(178)	55

	1,321	2,762	7,549

      For a description of significant items included in “Gains on sales and disposals of businesses,” see Note 3.

      As described in Note 2, the Company ceased to amortize goodwill at the beginning of fiscal 2002 due to the adoption of SFAS 142. “Amortization and impairment of goodwill” in fiscal 2002 relates to the Access Solutions division of ICN. In fiscal 2001, included in this line item are impairments relating to Efficient Networks Inc. and Milltronics Ltd. (see Note 14). “Other” includes amortization of other intangibles.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

5.   Income (loss) from investments in other companies, net

	Year ended September 30,

	2002	2001	2000

Income from investments	61	166	135
Share in earnings (losses) from equity investees, net	(158)	213	149
Gains on sales of investments	209	138	314
Losses on sales of investments	(32)	(279)	(26)
Write-downs on investments	(193)	(231)	(52)
Other	(1)	42	(221)

	(114)	49	299

      “Share in earnings (losses) from equity investees” for fiscal 2002 includes negative €338, representing Siemens’ share in the net loss of Infineon since the deconsolidation of Infineon in December 2001. The Company’s total share in the loss of Infineon for fiscal 2002 amounts to €453. “Gains on sales of investments” for fiscal 2002 includes the gains on the sale of two centrally held investments totaling €133. Included in “Losses on sales of investments” for the year ended September 30, 2001 is a €209 loss on the sale of an investment in a domestic equity and debt security fund. Included in “Other” for the year ended September 30, 2000 is a €175 provision related to a loan associated with the investment in a joint venture.

6.   Income from financial assets and marketable securities, net

	Year ended September 30,

	2002	2001	2000

Gains on sales of available-for-sale securities, net	20	426	280
Income from trading securities	—	—	2,512
Other financial losses, net	(2)	(253)	(60)

	18	173	2,732

      In fiscal 2002 and 2001, included in “Other financial losses, net,” are impairments of certain marketable securities totaling €24 and €217, respectively, where the decline in value was determined to be other than temporary.

7.   Interest income, net

	Year ended September 30,

	2002	2001	2000

Interest income (expense) of Operations, net	94	(32)	(35)
Other interest (expense) income, net	224	43	180

Total net interest income	318	11	145

Thereof: Interest and similar income	1,061	964	1,039
Thereof: Interest and similar expense	(743)	(953)	(894)

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

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

8.   Income taxes

      Income (loss) before income taxes and minority interests is attributable to the following geographic regions:

	Year ended September 30,

	2002	2001	2000

Germany	(1,033)	1,446	5,112
Foreign	4,508	1,232	7,127

	3,475	2,678	12,239

      Income tax expense (benefit) consists of the following:

	Year ended September 30,

	2002	2001	2000

Current:
German corporation and trade taxes	105	228	1,371
Foreign income taxes	935	517	1,061

	1,040	745	2,432

Deferred:
Germany	(454)	(131)	656
Foreign	263	167	(71)

	(191)	36	585

Net income tax expense	849	781	3,017

      For the fiscal year ended September 30, 2002, under the provisions applicable as a result of German Tax Reform, the Company is subject to German federal corporation income tax at a base rate of 25% plus a solidarity surcharge of 5.5% on federal corporation taxes payable; as a result the statutory rate for the year ended September 30, 2002 consists of the federal corporate tax rate, including solidarity surcharge, of 26.4%; and trade tax net of federal benefit of 12.6% for a combined rate of 39%.

      For the years ended September 30, 2001 and 2000, German corporation tax law applied a split rate imputation credit system to the income taxation of corporations and their shareholders, as a result in accordance with the tax law in effect for fiscal 2001 and 2000, retained corporation income was initially subject to a federal corporation tax rate of 40%, plus a solidarity surcharge of 5.5% for each year on federal corporate taxes payable. The statutory rate for the years ended September 30, 2001 and 2000, consisted of the federal corporate tax rate, including solidarity surcharge, of 42.2% and trade tax net of federal benefit of 9.8% for a combined rate of 52%. Upon distribution of retained earnings to shareholders, the corporation income tax rate on such distributed earnings was adjusted to 30%, plus solidarity surcharge of 5.5% for a total of 31.65%. This reduction was effected by means of a refund for taxes previously paid, and was referred to as the dividend tax credit.

      In October 2000, the German government enacted new tax legislation which, among other changes, reduced the Company’s statutory tax rate in Germany from 40% on retained earnings and 30% on distributed earnings to a uniform 25% effective for the Company’s year ending September 30, 2002, as referred to above. In September 2002, the German government enacted the Flood Victim Solidarity Law. Under this legislation, for the Company’s fiscal year ending September 30, 2003 only, the base rate of German federal corporation taxation is increased from 25% to 26.5%. Included in the 2002 financial statements is a deferred tax benefit of €7 reflecting the net tax impact of items which are expected to reverse in fiscal year 2003 at a differentiated rate for 2003.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

      Income tax expense differs from the amounts computed by applying the German federal corporation income tax rate, including the solidarity surcharge, plus the after-federal tax benefit rate for trade taxes on income (39% for fiscal year 2002 and 52% for fiscal years 2001 and 2000, respectively) as follows:

	Year ended September 30,

	2002	2001	2000

Expected income tax expense	1,355	1,393	6,364
Increase (decrease) in income taxes resulting from:
Nondeductible losses and expenses	164	144	108
Goodwill and acquired in-process research and development	162	853	225
Tax-free income	(18)	(43)	(27)
Dividend distribution credit	—	—	(208)
Gains from sales of business interests	(586)	(859)	(2,972)
Effect of change in German tax rates:
Effect of change on deferred taxes at date of enactment	(7)	(222)	—
Effect of change on deferred taxes arising during the year	—	367	—
Foreign tax rate differential	(171)	(768)	(440)
Tax effect of equity method investments	(72)	(111)	(77)
Other	22	27	44

Actual income tax expense	849	781	3,017

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

      Deferred income tax assets and liabilities are summarized as follows:

	September 30,

	2002	2001

Intangibles	232	339
Property, plant and equipment	419	434
Inventories	290	605
Receivables	524	413
Retirement plans	620	74
Other accrued liabilities	1,499	1,356
Other liabilities	3,495	3,092
Deferred income	195	223
Tax loss and credit carryforwards	2,195	1,767
Other	450	272

Total deferred tax assets, before valuation allowances	9,919	8,575
Valuation allowances	(547)	(551)

Deferred tax assets	9,372	8,024

Intangibles	556	373
Property, plant and equipment	567	732
Inventories	1,406	750
Receivables	940	1,106
Other accrued liabilities	637	123
Other liabilities	481	211
Investments	—	118
Other	743	679

Total deferred tax liabilities	5,330	4,092

Deferred tax assets, net	4,042	3,932

      As of September 30, 2002, the Company has approximately €5,831 of gross tax loss carryforwards. Of the total, €4,881 tax loss carryforwards have unlimited carryforward periods and €950 expire over the period to 2020.

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

      The Company provides for income taxes or foreign withholding taxes on the cumulative earnings of foreign subsidiaries when it is determined that such earnings either will be subject to taxes or are intended to be repatriated. During the year ended September 30, 2002, the Company provided for €17 of deferred tax liabilities associated with declared, but unpaid, foreign dividends. Income taxes on cumulative earnings of €5,301 of foreign subsidiaries have not been provided for because such earnings will either not be subject to any such taxes or are intended to be indefinitely reinvested in those operations. It is not practicable to estimate the amount of the unrecognized deferred tax liabilities for these undistributed foreign earnings.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

      Including the items charged or credited directly to related components of shareholders’ equity, the provision (benefit) for income taxes consists of the following:

	Year ended September 30,

	2002	2001	2000

Provision for income taxes	849	781	3,017
Shareholders’ equity for other comprehensive income	(1,008)	(3,326)	806

	(159)	(2,545)	3,823

9.   Marketable securities

      As of September 30, 2002 and 2001, the Company’s portfolio of marketable securities consisted solely of securities classified as available-for-sale.

      The following tables summarizes the Company’s investment in available-for-sale securities:

	September 30, 2002

			Unrealized

	Cost	Fair Value	Gain	Loss

Equity securities	238	199	9	48
Debt securities	52	53	1	—
Fund securities	158	147	1	12

	448	399	11	60

	September 30, 2001

			Unrealized

	Cost	Fair Value	Gain	Loss

Equity securities	244	480	291	55
Debt securities	126	124	—	2
Fund securities	190	187	4	7

	560	791	295	64

      Unrealized gains (losses) on available-for-sale securities included in accumulated other comprehensive income (loss) (AOCI) are shown net of applicable deferred income taxes, as well as tax effects which were previously provided but were reversed into earnings upon the changes in the German tax law enacted in October 2000. Those tax effects amounted to €134 and will remain in AOCI until such time as the entire portfolio of available-for-sale securities in Germany is liquidated.

      The estimated fair values of investments in debt securities by contractual maturity were as follows:

September 30,
2002

Due within one year	25
Due after one year through five years	27
Thereafter	1

      Actual maturities may differ from contractual maturity because borrowers have the right to call or prepay certain obligations.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

      Proceeds from sale of available-for-sale securities for the years ended September 30, 2002, 2001 and 2000 were €398, €1,143 and €388, respectively. Gross realized gains on sales of available-for-sale securities for the years ended September 30, 2002, 2001 and 2000 were €29, €426 and €280, respectively. Gross realized losses on sales of available-for-sale securities for the year ended September 30, 2002, were €9.

10. Accounts receivable, net

	September 30,

	2002	2001

Trade receivables from the sale of goods and services, net	13,882	16,115
Receivables from sales and finance leases, net	1,146	1,220
Receivables from associated and related companies, net	202	399

	15,230	17,734

      Related companies are those in which Siemens has an ownership interest of less than 20% and no significant influence over their operating and financial policies.

      The valuation allowance for accounts receivable developed as follows:

	Year ended September 30,

	2002	2001	2000

Valuation allowance as of beginning of fiscal year	1,785	1,610	1,710
Amount charged to expense in current period	215	505	219
Write-offs charged against the allowance	(385)	(383)	(417)
Recoveries of amounts previously written-off	37	45	18
Foreign exchange translation adjustment	(67)	8	80

Valuation allowance as of September 30	1,585	1,785	1,610

Receivables from sales and finance leases

September 30,
2002

2003	1,203
2004	1,200
2005	810
2006	469
2007	211
Thereafter	145

Minimum future lease payments	4,038
Less: Unearned income	(549)
Less: Allowance for doubtful accounts	(153)
Plus: Unguaranteed residual values	130

Net investment in lease receivables	3,466
Less: Long-term portion	(2,320)

Receivables from sales and finance leases, current	1,146

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

Securitization of trade receivables

      The following table presents quantitative information about delinquencies and net credit losses for total short-term trade receivables, excluding allowances, and the securitization of such receivables through the SieFunds structure, as of and for the years ended September 30, 2002 and 2001:

					Net credit
	Outstanding		Delinquencies		losses during
	balance		> 60 days		the year ended
	September 30,		September 30,		September 30,

	2002	2001	2002	2001	2002	2001

Total short-term trade receivables	15,728	18,769	1,759	2,061	189	412
Less: receivables sold	(249)	(815)	(47)	(73)	—	—

Receivables held in portfolio	15,479	17,954	1,712	1,988	189	412

      During fiscal 2002 and 2001, the Company sold a total of €4,553 and €1,848, respectively, in short-term trade receivable securitizations. The Company has retained interests in all trade receivables sold through SieFunds, which are subordinated to the interests of the investors. In addition, the Company has provided letters of credit to cover up to an additional 17% of credit losses on such trade receivables. As of September 30, 2002 and 2001, these letters of credit cover €40 and €127 of receivables originated by the Company. Except for such subordinated retained interests and letters of credit, the investors and securitization trusts have no recourse to the Company’s other assets and liabilities for failure of debtors to pay when due.

      The value of retained interests is subject to credit, prepayment, and interest rate risks of the trade receivables sold. The weighted average key assumptions used in measuring the retained interests at the time of securitization resulting from securitizations completed during the years ended September 30, 2002 and 2001, were as follows: average days outstanding were 43 and 61, discount rate was 3.0% and 4.6% per annum and credit risk was 0.4% and 0.6% per annum, respectively.

      For the years ended September 30, 2002 and 2001, the Company recognized pretax losses of €22 and €13, respectively, on the securitizations of trade receivables through SieFunds and received cash from new securitizations totaling approximately €4,156 and €1,673, respectively, from securitization trusts. The Company also received cash flows of €365 and €95, respectively, from retained interests.

      As of September 30, 2002 and 2001, the Company’s retained interests in trade receivables sold had a fair value of €50 and €65, respectively. The key economic assumptions used in measuring these retained interests were as follows: average days outstanding were 37 and 64, discount rate was 3.0% and 4.0% per annum and credit risk was 0.5% and 0.7% per annum, respectively.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

11. Inventories, net

	September 30,

	2002	2001

Raw materials and supplies	2,430	2,387
Work in process	1,674	3,564
Costs and earnings in excess of billings on uncompleted contracts	5,572	6,263
Finished goods and products held for resale	3,385	4,004
Advances to suppliers	544	609

Subtotal	13,605	16,827
Advance payments received	(2,933)	(3,421)

	10,672	13,406

12. Other current assets

	September 30,

	2002	2001

Taxes receivable	1,320	1,277
Loans receivable	905	761
Other receivables from associated and related companies	466	1,194
Other	2,662	6,935

	5,353	10,167

      Included in “Other” for fiscal 2001 are €4.3 billion assets-held-for-sale in connection with Siemens’ intention to dispose certain of the businesses of Atecs within one year of its acquisition of Atecs and which were originally accounted for in accordance with EITF 87-11, Allocation of Purchase Price to Assets to Be Sold. Sachs and Rexroth were sold in November 2001 and January 2002, respectively, for combined net proceeds of €3.1 billion. The excess of the recorded amounts over the net proceeds of these two businesses sold of €4 have been recorded as adjustments to goodwill. The remaining Atecs businesses were sold in the fourth quarter of fiscal 2002, principally as part of the sale to KKR (see Note 3). Upon expiration of the one year holding period since the acquisition of Atecs, the Company began including the earnings or losses of these businesses in the consolidated statements of income, which from the period from expiration of the holding period to final disposition were not material.

13. Long-term investments

	September 30

	2002	2001

Investment in associated companies	4,120	2,354
Miscellaneous investments	972	960

	5,092	3,314

      “Investments in associated companies” represent non-controlling interests in entities of 20% to 50% accounted for using the equity method of accounting. As of September 30, 2002, this line item includes €2,441 related to the Company’s equity investment in Infineon. The market value of the Company’s investment in Infineon (based upon the Infineon share price) at the end of September 30, 2002, was €1,606. Until December

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

2001, Infineon was included in the consolidated financial statements of Siemens AG. The Company entered into transactions as described in Note 3 “—Deconsolidation of Infineon,” the effect of which is that Siemens no longer has majority voting interest and therefore, as of December 5, 2001, the assets and liabilities and results of operations of Infineon are no longer included in its consolidated financial statements but the Company instead accounts for its interest in Infineon using the equity method. In January 2002, the Company sold an additional 40 million shares in open market transactions. As a result of these series of transactions and additional dilution resulting from acquisitions made by Infineon using its shares, Siemens ownership interest and voting interest in Infineon decreased to 39.7% and 33.3%, respectively, as of September 30, 2002 (see table below).

	September 30,

	2002			2001

			shares in		shares in
			thousands		thousands

Siemens’ ownership interest	39.7%		286,292	50.4%	349,400
Less: Non-voting trust’s interest			200,000

Siemens’ voting interest	16.6	%*	86,292	50.4%	349,400
Siemens German Pension Trust’s voting interest	16.7	%*	87,053	13.6%	93,825

Siemens’ total voting interest	33.3	%*	173,345	64.0%	443,225

*	Based upon total Infineon shares outstanding at September 30, 2002, less 200 million shares contributed to the Non-voting trust. Siemens’ total voting interest is 24.0% based on the total shares outstanding.

     Summarized financial information for Infineon is provided by the table below:

September 30,
2002

Current assets	4,191
Non-current assets	6,727
Total assets	10,918
Current liabilities	2,383
Non-current liabilities	2,377
Shareholders’ equity	6,158

Year ended
September 30,
2002

Net sales	5,207
Gross profit on sales	601
Loss before income taxes	(1,160)
Net loss	(1,021)

      Miscellaneous investments include interests in other companies for which there is no readily determinable market value and which are recorded at the lower of cost or net realizable value.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

14. Intangible assets and property, plant and equipment, net

								Net		Net	Amortization/
								Book	Accumulated	Book	Depreciation/
							Accumulated	Value	depreciation/	Value	Impairment
		Translation		Reclassi-	Impairments/		depreciation/	as of	amortization	as of	during
	10/1/01	adjustment	Additions	fications	Retirements	9/30/02	amortization	9/30/02	10/1/01	10/1/01	fiscal year

Goodwill*	6,963	(288)	306	348	870	6,459		6,459		6,963	378
Patents, software, licenses and similar rights	4,378	(138)	728	(348)	682	3,938	1,554	2,384	1,570	2,808	618

Intangible assets	11,341	(426)	1,034	—	1,552	10,397	1,554	8,843	1,570	9,771	996

Land and buildings	10,585	(161)	247	90	1,285	9,476	4,522	4,954	4,769	5,816	288
Technical machinery and equipment	14,207	(235)	643	238	6,275	8,578	6,061	2,517	8,613	5,594	824
Furniture and office equipment	12,748	(299)	1,253	179	3,587	10,294	7,762	2,532	9,020	3,728	1,559
Equipment leased to Others	2,163	(158)	297	(45)	556	1,701	862	839	1,099	1,064	263
Advances to suppliers and construction in progress	1,601	(46)	846	(462)	1,027	912	12	900	—	1,601	3

Property, plant and equipment	41,304	(899)	3,286	—	12,730	30,961	19,219	11,742	23,501	17,803	2,937

*	Due to the adoption of SFAS 142, effective October 1, 2001, goodwill is no longer amortized but instead tested for impairment.

     The Company capitalized interest of approximately €5, €27 and €4 during the years ended September 30, 2002, 2001 and 2000, respectively.

      As a result of the adoption of SFAS 142, €348 of net intangibles relating to customer base (€287 at PG and €61 at Med) were reclassified from “Patents, software, licenses and similar rights” to “Goodwill.” In addition, “Goodwill” increased by €306 resulting from minor acquisitions and purchase price allocation adjustments totaling €228 at ICN, SD, PG, SV and Med primarily related to Atecs and Acuson. Retirements totaled €492 mainly as a consequence of the deconsolidation of Infineon and the Company’s sale of Unisphere Networks at ICN (see Note 3). In connection with its annual goodwill impairment tests required by SFAS 142, the Company determined that the goodwill at its Access Solutions division of ICN, mainly originating from the acquisition of Efficient, was impaired. As a result of significant declines in demand in the telecommunications equipment market, management recorded a goodwill impairment charge of €378 in the fourth quarter of 2002. Fair value was determined using a traditional discounted cash flows approach.

      During the fourth quarter of fiscal 2001, the Company recorded impairments of goodwill for businesses acquired by ICN and A&D totaling €746 and €181, respectively. At ICN, the Company determined that due to the rapid and significant deterioration in the market for customer-premises equipment for high-speed digital subscriber lines (xDSL) for broadband access in the U.S., the future cash flows from Efficient will be materially lower than anticipated. Also, at A&D, as a result of operational issues relating primarily to the acquired business of Milltronics, the Company determined that the future cash flows from these businesses will be lower than previously anticipated.

      “Patents, software, licenses and similar rights” as of September 30, 2002 and 2001 includes software of €1,453 and €996, respectively. The accumulated amortization for software as of September 30, 2002 and 2001 totaled €444 and €245, respectively. During fiscal 2002 and 2001, the Company acquired €728 and €834, respectively, in intangible assets, including €592 and €539, respectively, for software and €136 and €295, respectively, in patents, licenses and similar rights. Intangible asset amortization expense excluding goodwill for

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

the years ended September 30, 2002, 2001 and 2000 was €618, €660 and €286, respectively. The estimated intangible asset amortization expense for the next five fiscal years is as follows:

Fiscal year

2003	442
2004	369
2005	293
2006	203
2007	168

      The table below presents the carrying amount of goodwill per segment:

September 30, 2002

Operations
Information and Communication Networks (ICN)	254
Information and Communication Mobile (ICM)	109
Siemens Business Services (SBS)	230
Automation and Drives (A&D)	283
Industrial Solutions and Services (I&S)	92
Siemens Dematic (SD)	581
Siemens Building Technologies (SBT)	442
Power Generation (PG)	598
Power Transmission and Distribution (PTD)	148
Transportation Systems (TS)	108
Siemens VDO Automotive (SV)	1,528
Medical Solutions (Med)	1,898
Osram	98
Financing and Real Estate
Siemens Financial Services (SFS)	90
Siemens Real Estate (SRE)	—

6,459

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

      The following table presents adjusted net income and earnings per share excluding goodwill amortization expense (net of tax):

	Year ended September 30,

	2002	2001	2000

Net income
Reported net income	2,597	2,088	8,860
Goodwill amortization	—	562	253

Adjusted net income	2,597	2,650	9,113
Basic earnings per share
Reported basic earnings per share	2.92	2.36	9.97
Goodwill amortization	—	0.63	0.28

Adjusted earnings per share	2.92	2.99	10.25
Diluted earnings per share
Reported diluted earnings per share	2.92	2.36	9.96
Goodwill amortization	—	0.63	0.28

Adjusted earnings per share	2.92	2.99	10.24

15. Other assets

	September 30,

	2002	2001

Long-term portion of receivables from sales and finance leases	2,320	2,309
Prepaid pension assets	197	179
Long-term loans receivable	557	543
Other	1,440	1,502

	4,514	4,533

      As of September 30, 2002, “Long-term loans receivable” includes total financing of €253 provided by Siemens in connection with the sale of a portfolio of businesses to KKR in the fourth quarter of fiscal 2002 (see Note 3).

16. Accrued liabilities

	September 30,

	2002	2001

Employee related costs	2,637	2,876
Income and other taxes	1,574	1,827
Warranties	1,664	1,555
Accrued losses on uncompleted contracts	864	1,188
Other	2,869	3,418

	9,608	10,864

      “Employee related costs” primarily include accruals for vacation pay, bonuses, accrued overtime and service anniversary awards and the current portion of accruals for pension plans and similar commitments, as well as provisions for severance payments.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

      During fiscal 2002 and 2001, in response to slowing economic conditions globally, primarily in the telecommunications and technology sectors, several of the Company’s operating segments established various programs to reduce their overall workforces. The reduction in personnel is expected to be achieved through attrition, early retirement, and voluntary and involuntary terminations primarily for employees engaged in manufacturing activities. Accruals for one-time termination benefits have been recorded in cases where established formal plans have been communicated to employees and/or their representatives. As of September 30, 2002 and 2001, accrued liabilities in connection with these plans totaled €498 and €280, respectively, and are included in “Employee related costs.” These workforce reduction programs are generally completed within one year. No significant adjustments were made during fiscal 2002 to the amounts accrued as of September 30, 2001.

17. Other current liabilities

	September 30,

	2002	2001

Billings in excess of costs and estimated earnings on uncompleted contracts and related advances	6,054	7,320
Payroll and social security taxes	2,305	2,431
Sales and other taxes	941	624
Bonus obligations	1,073	1,137
Liabilities to associated and related companies	372	575
Deferred income	786	938
Accrued interest	151	175
Other liabilities	2,009	6,271

	13,691	19,471

      In the second quarter of fiscal 2002, Vodafone AG exercised its option to sell its 50% minus two shares stake in Atecs to Siemens. On March 1, 2002, the Company paid the deferred purchase price of approximately €3.7 billion which had been included in “Other liabilities” as of September 30, 2001 (see Note 3).

18. Debt

	September 30,

	2002	2001

Short-term
Notes and bonds	330	882
Loans from banks	1,461	1,078
Other financial indebtedness	272	640
Obligations under capital leases	40	37

Short-term debt and current maturities of long-term debt	2,103	2,637

Long-term
Notes and bonds (maturing 2003—2011)	9,307	9,142
Loans from banks (maturing 2003—2008)	152	328
Other financial indebtedness (maturing 2003—2031)	535	274
Obligations under capital leases	249	229

Long-term debt	10,243	9,973

	12,346	12,610

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

      As of September 30, 2002, weighted average interest rates for loans from banks, other financial indebtedness and obligations under capital leases were 4.3% (2001: 5.0%), 3.4% (2001: 3.8%) and 6.9% (2001: 6.5%), respectively. As of September 30, 2002, debt in the amount €12 is secured, €3 of which, primarily outside Germany, is secured by mortgages. In some countries, the Company has pledged securities and executed promissory notes to secure borrowings in conformity with local practice.

      The Company has agreements with financial institutions under which it may issue up to €3 billion of commercial paper and U.S.$3.0 billion (€3.0 billion) of commercial paper. As of September 30, 2002 and 2001, outstanding commercial paper totaled €94 (interest rates from 1.67% to 1.72%) and €214 (interest rates from 2.45% to 4.16%), respectively.

      The Company also has agreements with financial institutions under which it may issue up to €5.0 billion in medium-term notes. As of September 30, 2002 and 2001, approximately €1.6 billion and €1.8 billion, respectively, was outstanding under this program.

      The Company maintains three global backstop facilities of U.S.$3.0 billion (€3.0 billion), €1.0 billion and €0.4 billion. As of September 30, 2002 and 2001, the full amounts of these lines of credit remain unused. Commitment fees for the years ended September 30, 2002 and 2001 totaled approximately €3 and €2, respectively. Under the terms of the agreements, credit may be used for general business purposes. Borrowings under these credit facilities would bear interest of 0.225% (for the U.S.$3.0 billion facility) and 0.16% (for the €1.0 billion facility) above either EURIBOR (Euro Interbank Offered Rate) in case of a drawdown in euros, or LIBOR (London Interbank Offered Rate) in case of a drawdown in one of the other currencies agreed on. Borrowings under the €0.4 billion facility would bear interest of 0.28% above EURIBOR.

      As of September 30, 2002, the aggregate amounts of indebtedness maturing during the next five years and thereafter are as follows:

Fiscal year

2003	2,063
2004	392
2005	2,718
2006	2,373
2007	1,293
Thereafter	3,218

12,057

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

      As of September 30, 2002, the minimum lease payments under capital leases for the next five years and thereafter are as follows:

Fiscal year

2003	42
2004	40
2005	39
2006	38
2007	38
Thereafter	144

Minimum lease payment obligation	341
Less: unamortized interest expense	(52)

Obligations under capital leases	289
Less: current portion	(40)

249

      Details of the Company’s medium-term notes and bonds are as follows:

	September 30, 2002			September 30, 2001

	Currency			Currency

	(notional amount)		€*	(notional amount)		€*

5.75% 1998/2002 U.S.$ notes				USD	200	223
7.75% 1992/2002 Swiss franc bonds				CHF	28	20
8% 1992/2002 U.S.$ bonds				USD	573	639
3.25% 1997/2002 Swiss franc notes	CHF	350	240	CHF	350	238
0.8% 2002/2003 U.S.$ LIBOR Linked	USD	50	51
2.75% 1993/2003 Swiss franc bonds	CHF	100	68	CHF	100	68
7.5% 1998/2003 Greek drachma € notes	GRD	5,000	14	GRD	5,000	17
1.79% 2002/2004 U.S.$ bonds	USD	125	127
3% 1994/2004 Swiss franc bonds	CHF	178	122	CHF	178	121
1.0% 2000/2005 EUR exchangeable notes	EUR	2,500	2,554	EUR	2,500	2,529
5.0% 2001/2006 € bonds	EUR	2,000	2,078	EUR	1,900	1,941
2.5% 2001/2007 Swiss franc bonds	CHF	250	174	CHF	250	163
5.5% 1997/2007 € bonds	EUR	991	1,016	EUR	991	1,041
6% 1998/2008 U.S.$ notes	USD	970	1,110	USD	970	1,127
5.75% 2001/2011 € bonds	EUR	2,000	2,083	EUR	1,900	1,897

			9,637			10,024

*	Includes adjustments for fair value hedge accounting.

     In June 2001, the Company issued bonds with a face value of €4 billion. Net proceeds from the issuance were €3,988. The bonds were issued in two tranches: €2 billion 5.00 per cent bond, which matures on July 4, 2006, and €2 billion 5.75 per cent bond, which matures on July 4, 2011. Interest on both tranches is payable on an annual basis on July 4, beginning 2002. The bonds are redeemable prior to maturity under limited circumstances at the option of the Company, at a redemption price equal to their principal amount, together with accrued interest thereon. During 2001, the Company reacquired €100 notional amount of each tranche, which were reissued during fiscal year 2002.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

19. Pension plans and similar commitments

      Liabilities for the Company’s pension benefit plans and principal other postretirement plans are comprised of the following components:

	September 30,

	2002	2001

Principal pension benefit plans	3,557	3,048
Principal other postretirement benefit plans	1,431	1,366
Other	338	307

Total accrual for pension plans and similar commitments	5,326	4,721

      Liabilities for principal pension benefit plans of €3,557 consist primarily of minimum liabilities resulting from underfunded accumulated benefit obligations as described in more detail below. “Other” consists of various insignificant funded and unfunded pension benefit and other postretirement plans which are not included in the detailed disclosures below.

Pension benefits

      Virtually all of the Company’s domestic employees and many of its foreign employees are covered by defined benefit pension plans. The most significant of these pension plans cover approximately 517,000 participants, including 264,000 employees, 82,000 former employees with vested benefits and 171,000 retirees and beneficiaries. Individual benefits are generally based on eligible compensation levels and/or ranking within the Company hierarchy and years of service. Retirement benefits under these plans vary depending on legal, fiscal and economic requirements in each country.

      The Company constantly reviews the design of its pension plans with regard to risk-control and labor-market requirements. As a matter of principle it is currently anticipated that future changes in plan design will result in a greater number of cash-balance plans or defined contribution plans versus pure defined benefit plans.

      The Company has established the Siemens German Pension Trust to provide for future pension benefit payments relating to substantially all of its domestic defined benefit pension plans (Siemens Pension Trust e.V.). As described in Note 3, the Company contributed Infineon shares into the Siemens German Pension Trust in April 2001. As of September 30, 2002 and 2001, the Siemens German Pension Trust held 87.1 million and 93.8 million shares, respectively, in Infineon. While United States pension plans subject to the Employee Retirement Income Security Act of 1974 (ERISA) are restricted in the amount of securities they are permitted to own in the employer or its affiliates to 10% of the plan assets, the Siemens German Pension Trust is not subject to such ERISA provisions.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

      Information regarding the Company’s principal pension benefit plans is presented in the following tables:

	September 30, 2002			September 30, 2001

	Total	Domestic	Foreign	Total	Domestic	Foreign

Change in projected benefit obligations:
Projected benefit obligation at beginning of year	18,544	13,077	5,467	15,930	11,339	4,591
Foreign currency exchange rate changes	(265)	—	(265)	(244)	—	(244)
Service cost	487	206	281	464	195	269
Interest cost	1,151	772	379	1,091	749	342
Plan participants’ contributions	32	—	32	32	—	32
Amendments and other	(53)	(197)	144	660	51	609
Actuarial losses (gains)	697	301	396	703	728	(25)
Acquisitions	84	13	71	703	629	74
Divestments	(255)	(221)	(34)	—	—	—
Benefits paid	(930)	(620)	(310)	(795)	(614)	(181)

Projected benefit obligation at end of year	19,492	13,331	6,161	18,544	13,077	5,467

Siemens German Pension Trust	13,331			12,844
U.S.	3,095			2,956
U.K.	1,742			1,354
Other	1,324			1.390

Change in plan assets:
Fair value of plan assets at beginning of year	14,761	9,682	5,079	15,785	10,872	4,913
Foreign currency exchange rate changes	(166)	—	(166)	(210)	—	(210)
Actual return on plan assets	(1,187)	(713)	(474)	(5,257)	(4,952)	(305)
Acquisitions	171	—	171	551	—	551
Divestments	(173)	(173)	—	—	—	—
Employer contributions	2,023	1,500	523	4,655	4,376	279
Plan participants’ contributions	32	—	32	32	—	32
Benefits paid	(930)	(620)	(310)	(795)	(614)	(181)

Fair value of plan assets at end of year	14,531	9,676	4,855	14,761	9,682	5,079

Siemens German Pension Trust	9,676			9,503
U.S.	2,349			2,543
U.K.	1,443			1,492
Other	1,063			1,223

Asset allocation of total pension assets:
Equity	33%	20%	60%	61%	58%	66%
therein Infineon shares	3%	5%	—	9%	13%	—
Fixed income	46%	58%	22%	31%	36%	23%
Real estate	8%	7%	9%	6%	5%	9%
Cash	13%	15%	9%	2%	1%	2%

      The measurement of plan assets for the domestic pension plans is as of September 30, for the most significant foreign pension plans as of June 30.

      In view of current conditions in international equities markets and in consideration of the changed asset allocation, the Company decided to make supplemental cash contributions to the pension trusts in Germany, the

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

U.S. and the U.K. amounting to €1.782 billion in September 2002. In October 2002, the Company made additional contributions of cash and real estate to its pension trusts in Germany and the U.K. totaling €819. Further funding decisions for the Company’s pension plans will be based upon due consideration of developments in funded status, minimum funding requirements and tax deductibility in accordance with the applicable local legal environment.

      A reconciliation of the funded status to the amounts recognized in the consolidated balance sheets is as follows:

	September 30, 2002			September 30, 2001

	Total	Domestic	Foreign	Total	Domestic	Foreign

Funded status	(4,961)	(3,655)	(1,306)	(3,783)	(3,395)	(388)
Siemens German Pension Trust	(3,655)			(3,341)
U.S.	(746)			(413)
U.K.	(299)			138
Other	(261)			(167)
Unrecognized net losses	10,424	8,969	1,455	7,354	7,143	211
Unrecognized prior service cost	119	—	119	113	—	113
Unrecognized net transition asset	(3)	—	(3)	(7)	—	(7)

Net amount recognized	5,579	5,314	265	3,677	3,748	(71)

Amounts recognized in the consolidated balance sheets consist of:
Prepaid pension assets	197	—	197	179	2	177
Accrued pension liability	(3,557)	(3,063)	(494)	(3,048)	(2,696)	(352)
Intangible assets	110	—	110	17	—	17
Accumulated other comprehensive loss	8,829	8,377	452	6,529	6,442	87

Net amount recognized	5,579	5,314	265	3,677	3,748	(71)

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

      The measurement dates for the Company’s domestic pension plans are September 30, and either September 30 or June 30 for the majority of its foreign plans. For fiscal 2002 and 2001, the projected benefit obligation (PBO), accumulated benefit obligation (ABO) and fair value of plan assets for defined benefit pension plans whose ABO exceeded the fair value of plan assets at the measurement date were as follows:

	September 30, 2002			September 30, 2001

	Total	Domestic	Foreign	Total	Domestic	Foreign

Projected benefit obligation	16,940	13,331	3,609	13,668	13,077	591
Siemens German Pension Trust	13,331			12,844
U.S.	3,095			525
Other	514			299
Accumulated benefit obligation	15,825	12,739	3,086	12,923	12,393	530
Siemens German Pension Trust	12,739			12,192
U.S.	2,659			483
Other	427			248
Fair value of plan assets at the measurement date	12,149	9,676	2,473	10,089	9,682	407
Siemens German Pension Trust	9,676			9,503
U.S.	2,105			364
Other	368			222

Underfunding of accumulated benefit obligation	(3,676)	(3,063)	(613)	(2,834)	(2,711)	(123)

Siemens German Pension Trust	(3,063)			(2,689)
U.S.	(554)			(119)
Other	(59)			(26)

      The ABO represents the present value of the future obligation without consideration of future salary increases. The underfunded ABO of €3,676 (the Minimum Liability) was recorded as an accrued pension liability as of the measurement date. Subsequent to the measurement date, the accrued pension liability was reduced by a supplemental cash contribution in the U.S. of €244. Including €125 of accrued liabilities relating to plans which were not underfunded as of their measurement dates, the total accrued pension liability for the principal pension plans was €3,557 at September 30, 2002.

      Prepaid pension assets and pension liabilities—existing prior to this underfunding totaling a net asset of €5,263, mainly originating from the transfer of Infineon shares to the Siemens German Pension Trust in the previous fiscal year and from the supplemental funding of the Siemens German Pension Trust in the current year, together with the underfunded ABO—resulted in an additional minimum liability adjustment of €8,939. Of this amount €8,829 (€5,386 net of tax) was recorded in accumulated other comprehensive income as a separate component of shareholders’ equity and €110 was recorded as an intangible asset.

      Assumed discount rates, rates of increase in remuneration and increases in pension entitlements used in calculating the projected benefit obligations together with long-term rates of return on plan assets vary according to the economic conditions of the country in which the retirement plans are situated. The weighted-average assumptions used in calculating the actuarial values were as follows:

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

	Year ended September 30,

	2002			2001			2000

	Total	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign

Discount rate	6.0%	5.75%	6.4%	6.2%	6.0%	6.7%	6.7%	6.5%	7.3%
Siemens German Pension Trust	5.75%			6.0%			6.5%
U.S.	7.25%			7.5%			7.75%
U.K.	5.7%			6.2%			6.4%
Expected return on plan assets	8.0%	8.25%	7.9%	8.8%	9.3%	7.8%	8.9%	9.3%	7.9%
Siemens German Pension Trust	8.25%			9.5%			9.5%
U.S.	9.0%			8.75%			8.5%
U.K.	7.2%			7.4%			7.25%
Rate of compensation increase	3.1%	2.75%	3.9%	3.3%	3.0%	4.1%	3.9%	3.5%	4.8%
Siemens German Pension Trust	2.75%			3.0%			3.5%
U.S.	4.25%			4.5%			5.1%
U.K.	4.1%			4.1%			4.3%
Rate of pension progression	1.4%	1.25%	2.3%	1.6%	1.5%	2.3%	1.7%	1.5%	2.9%
Siemens German Pension Trust	1.25%			1.5%			1.5%
U.K.	2.5%			2.5%			2.7%

      The discount rate assumptions reflect the rates available on high-quality fixed-income investments of appropriate duration at the measurement date of each plan. The expected return on plan assets actuarial assumption is determined on an uniform basis, considering long-term historical returns, asset allocation, and future estimates of long-term investment returns. As of October 1, 2001, Siemens adjusted the expected return on plan assets for its German Pension Trust from 9.5% in 2001 to 8.25% in order to reflect an expected decline in future investment performance as well as to allow for the reduced investment in equities. Actuarial assumptions not shown in the table above, like employee turnover, mortality, disability etc., remained primarily unchanged in 2002.

      The components of the net periodic pension cost for the years ended September 30, 2002, 2001 and 2000 were as follows:

	Year ended September 30,

	2002			2001			2000

	Total	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign

Service cost	487	206	281	464	195	269	455	209	246
Interest cost	1,151	772	379	1,091	749	342	991	707	284
Expected return on plan assets	(1,421)	(1,007)	(414)	(1,609)	(1,203)	(406)	(872)	(553)	(319)
Amortization of:
Unrecognized prior service cost	14	—	14	8	—	8	4	—	4
Unrecognized net losses (gains)	208	212	(4)	(1)	—	(1)	(9)	—	(9)
Unrecognized net transition obligation (asset)	8	—	8	(4)	—	(4)	(4)	—	(4)
Gain due to settlements and curtailments	—	—	—	—	—	—	(1)	—	(1)

Net periodic pension cost (income)	447	183	264	(51)	(259)	208	564	363	201

Siemens German Pension Trust	183			(261)			352
U.S.	164			122			111
U.K.	58			49			64
Other	42			39			37

      The interest and service costs components of net periodic pension cost for each fiscal year were determined based upon the PBO determined as of the measurement date in the preceding fiscal year. The calculation of the expected return on plan assets component of net periodic pension cost was based on the rate provided for each respective year. For the Siemens German Pension Trust, the determination of the expected return on plan assets

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

and the amortization of unrecognized losses are based on a market-related value of plan assets calculated using the average of historical market values of plan assets over four quarters. For all other plans, the market-related value of plan assets is equal to the fair value of plan assets as of the measurement date. Net unrecognized gains or losses in excess of 10% of the greater of the projected benefit obligation or the market-related value of plan assets are amortized over the average remaining service period of active participants (generally 15 years). Prior service costs are amortized on a straight-line basis over the average remaining service period of active participants to whom such costs relate.

Other postretirement benefits

      In Germany, employees who entered into the Company’s employment on or before September 30, 1983, are entitled to transition payments for the first six months after retirement equal to the difference between their final compensation and the retirement benefits payable under the corporate pension plan. Certain foreign companies, primarily in the U.S., provide postretirement health care and life insurance benefits to employees. The health care plans are contributory, with participants’ contributions adjusted annually at the Company’s discretion. The basic life insurance plans are noncontributory. The accounting for the health care plans anticipates future cost sharing changes to the written plans that are consistent with the Company’s intent that retirees share a fixed percentage of the overall costs of benefits each year. The plans provide either defined medical, dental and life insurance benefits or a defined Company contribution toward the cost of such benefits.

      Information regarding the Company’s principal other postretirement benefit plans is presented in the following tables:

	September 30, 2002			September 30, 2001

	Total	Domestic	Foreign	Total	Domestic	Foreign

Change in projected benefit obligations:
Projected benefit obligation at beginning of year	1,170	587	583	1,210	608	602
Foreign currency exchange rate changes	(46)	—	(46)	(25)	—	(25)
Service cost	52	21	31	47	23	24
Interest cost	80	33	47	79	40	39
Plan participants’ contributions	—	—	—	1	—	1
Actuarial (gains) losses	(59)	(81)	22	(86)	(52)	(34)
Acquisitions	61	17	44	—	—	—
Divestments	(49)	(22)	(27)	(18)	(18)	—
Benefits paid	(59)	(21)	(38)	(38)	(14)	(24)

Projected benefit obligation at end of year	1,150	534	616	1,170	587	583

Change in plan assets:
Fair value of plan assets at beginning of year	28	17	11	32	23	9
Foreign currency exchange rate changes	(1)	—	(1)	—	—	—
Actual return on plan assets	—	—	—	(6)	(6)	—
Divestments	(17)	(17)	—	—	—	—
Employer contributions	41	—	41	26	1	25
Plan participants’ contributions	—	—	—	1	—	1
Benefits paid	(38)	—	(38)	(25)	(1)	(24)

Fair value of plan assets at end of year	13	—	13	28	17	11

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

      A reconciliation of the funded status to the amounts recognized in the consolidated balance sheets is as follows:

	September 30, 2002			September 30, 2001

	Total	Domestic	Foreign	Total	Domestic	Foreign

Funded status	(1,137)	(534)	(603)	(1,142)	(570)	(572)
Unrecognized net gains	(300)	(166)	(134)	(228)	(57)	(171)
Unrecognized prior service cost	5	—	5	3	—	3
Unrecognized net transition obligation	1	—	1	1	—	1

Net amount recognized (within accrued benefit liability in the consolidated balance sheets)	(1,431)	(700)	(731)	(1,366)	(627)	(739)

      Discount rates and other key assumptions used for transition payments in Germany are the same as those used for domestic pension benefit plans.

      The weighted-average assumptions used in calculating the actuarial values for the postretirement health care and life insurance benefits in the U.S. were as follows:

	Year ended September 30,

	2002	2001	2000

Discount rate	7.25%	7.5%	7.75%
Medical trend rates (initial/ultimate/year):
Medicare ineligible pre 65	9.17%/5%/2007	10%/5%/2007	8.5%/5.4%/2021
Medicare eligible post 65	9.17%/5%/2007	10%/5%/2007	6.9%/5.4%/2021
Fixed dollar benefit	6%	5.8%	6%
Dental trend rates (initial/ultimate/year)	6%/5%/2021	6%/5%/2021	6%/5%/2021

      The health-care trend rate assumptions have a significant effect on the amounts reported. A one-percentage-point change in the health-care trend rates would have the following effects on the accumulated postretirement benefit obligation and service and interest cost as of and for the year ended September 30, 2002:

	September 30, 2002
	One-percentage-point

	increase	decrease

Effect on accumulated postretirement benefit obligation	44	(29)
Effect on total of service and interest cost components	7	(5)

      The components of the net periodic benefit cost for the principal other postretirement benefit plans for the years ended September 30, 2002, 2001 and 2000 were as follows:

	Year ended September 30,

	2002			2001			2000

	Total	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign

Service cost	52	21	31	47	23	24	44	23	21
Interest cost	80	33	47	79	40	39	74	38	36
Expected return on plan assets	—	—	—	(2)	(2)	—	—	—	—
Amortization of:
Unrecognized prior service cost	—	—	—	(1)	—	(1)	—	—	—
Unrecognized net gains	(9)	—	(9)	(20)	—	(20)	(8)	—	(8)

Net periodic benefit cost	123	54	69	103	61	42	110	61	49

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

20. Other accruals and provisions

	September 30,

	2002	2001

Remediation and environmental accruals	705	728
Deferred income	281	254
Other long-term accruals	2,415	1,975

	3,401	2,957

      Remediation and environmental protection liabilities have been accrued primarily to account for the decommissioning of the facilities for the production of uranium and mixed-oxide fuel elements in Hanau, Germany (“Hanau facilities”) as well as the facilities in Karlstein, Germany (Karlstein facilities). According to the German Atomic Energy Act, when such a facility is closed, the resulting radioactive waste must be collected and delivered to a government-developed final storage facility. In this regard, the Company has developed a plan to decommission the Hanau and Karlstein facilities in the following steps: clean-out, decontamination and disassembly of equipment and installations, decontamination of the facilities and buildings, sorting of radioactive materials, and intermediate and final storage of the radioactive waste. This process will be supported by continuing engineering studies and radioactive sampling under the supervision of German federal and state authorities. The decontamination, disassembly and sorting activities are planned to continue until 2006; thereafter, the Company is responsible for intermediate storage of the radioactive materials until a final storage facility is available. The final location is not expected to be available before approximately 2030. The ultimate costs of the remediation are contingent on the decision of the federal government on the location of the final storage facility and the date of its availability. Consequently, the accrual is based on a number of significant estimates and assumptions. The Company does not expect any recoveries from third parties and did not reduce the accruals for such recoveries. The Company believes that it has adequately provided for this exposure. As of September 30, 2002 and 2001, the accrual totals €641 and €676, respectively, and is recorded net of a present value discount of €1,429 and €1,460, respectively, calculated using a range of rates from approximately 4% to 5%. The rates are determined based on the differing durations of the steps of decommissioning. The total expected payments for each of the next five fiscal years and the total thereafter are €70, €75, €79, €3, €3 and €1,840 (includes €1,663 for the costs associated with final storage in 2033).

      The Company recognizes the accretion of the liability for the Hanau facility using the interest method. During the years ended September 30, 2002, 2001 and 2000, €32, €33 and €33, respectively, was recognized as interest expense related to such accretion.

21. Shareholders’ equity

Capital Stock and Additional Paid-in Capital

      As of September 30, 2002, the Company’s capital stock totaled €2,671 divided into 890,374,001 shares without par value with a notional value of €3.00 per share. Each share of common stock is entitled to one vote.

      As of September 30, 2001 and 2000, the Company’s capital stock totaled €2,665 and €1,505 divided into 888,230,245 shares and 882,930,900 shares, respectively.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

      The following table provides a summary of outstanding capital and the changes in authorized and conditional capital for fiscal years 2002, 2001 and 2000:

	Capital stock		Authorized capital		Conditional capital
	(authorized and issued)		(not issued)		(not issued)

	in	in	in	in	in	in
	thousands	thousand	thousands	thousand	thousands	thousand
	of €	shares*	of €	shares*	of €	shares*

As of October 1, 1999	1,520,559	594,791	499,021	195,200	27,047	10,580
Settlement to former SNI shareholders	32	13	—	—	(32)	(13)
Retirement of capital stock	(15,807)	(6,183)	—	—	—	—

As of September 30, 2000	1,504,784	588,621	499,021	195,200	27,015	10,567
Settlement to former SNI shareholders	20	7	—	—	(20)	(7)
Capital increases	10,039	3,790	(10,039)	(3,790)	—	—
Capital increases for stock split and notional value	1,149,847	295,812	44,354	—	1,094	282
New approved capital	—	—	475,000	158,333	166,436	54,000
Expired capital	—	—	(235,706)	(92,200)	—	—

As of September 30, 2001	2,664,690	888,230	772,630	257,543	194,525	64,842
Stock options	413	138	—	—	(413)	(138)
Settlement to former SNI shareholders	19	6	—	—	(19)	(6)
Capital increases	6,000	2,000	(6,000)	(2,000)	—	—

As of September 30, 2002	2,671,122	890,374	766,630	255,543	194,093	64,698

*	Share amounts prior to stock split have not been restated. The total increase of shares with respect to the stock split is shown in “Capital increases for stock split and notional value.” As of October 1, 1999 and September 30, 2000, shares of capital stock after stock split totaled 892,186 and 882,931, respectively.

Capital increases

      In January 2002, €6 or 2,000,000 shares from Authorized Capital 2001/II were issued to an underwriter and subsequently offered for sale to employees with respect to our employee share program (see also “Treasury stock” below).

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

      The foregoing capital increases approved on February 22, 2001, had the effect of decreasing additional paid-in capital and increasing common stock by €1,150.

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

      In fiscal 2002, capital stock increased by €413 thousand through the issuance of 137,576 shares, from the conditional capital to service the 1999 Siemens Stock Option Plan and the 2001 Siemens Stock Option Plan (Conditional Capital 1999).

      In fiscal 2002, 2001 and 2000, capital stock increased by €19 thousand, €20 thousand and €32 thousand, respectively, through the issuance of 6,180 shares, 9,345 shares and 18,990 shares, respectively, from the conditional capital as settlement to former shareholders of SNI AG who had not tendered their SNI share certificates by September 30, 2001, 2000 and 1999.

Authorized and Conditional Capital

      On September 30, 2002, the authorized but unissued capital of the Company totaled €767 or 255,543,334 common shares.

      On September 30, 2001 and 2000, the authorized but unissued capital of the Company totaled €773 and €499 or 257,543,334 and 195,200,000 common shares, respectively.

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

Treasury stock

      On January 17, 2002, the Company’s shareholders authorized the Company to repurchase up to 10% of the €2,665 capital stock.

      In fiscal 2002, Siemens repurchased 2,297,574 shares, including the 2,000,000 shares relating to the capital increase from Authorized Capital 2001/II and (representing €7 or 0.3% of capital stock), at an average price of €72.86 per share in addition to the 1,116 shares of treasury stock held at the beginning of the fiscal year. Of these shares 2,248,826 were sold to employees, a majority of which was offered for sale to employees at a preferential

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

price of €40.39 per share. As of September 30, 2002, 49,864 shares of stock remained in treasury with a carrying amount of €4.

      In fiscal 2001, Siemens repurchased 6,063,920 shares, including the 4,500,000 (after stock split) from the Authorized Capital 1996/II and (representing €18 or 1.2% of capital stock), at an average price of €84.76 per share in addition to the 23,100 shares of treasury stock held at the beginning of the fiscal year. Of these shares, 6,085,904 were sold to employees, a majority of which was related to a special employee share program. The remainder of the shares were offered for sale to employees at a preferential price of €58.77. As of September 30, 2001, 1,116 shares of stock remained in treasury with a carrying amount of €111 thousand.

      In fiscal 2000, Siemens repurchased 2,718,486 shares (representing €5 or 0.2% of the capital stock) at an average price of €82.55 per share in addition to the 28 shares of treasury stock held at the beginning of the fiscal year. Of these shares 2,695,414 were sold to employees at a preferential price of €42.07 per share. At fiscal year-end, 23,100 shares of stock remained in treasury. The carrying amount of these shares, valued at €82.56 each, was €2.

      During the years ended September 30, 2002, 2001 and 2000, the Company incurred compensation expense of €73, €65 and €109, respectively, related to the sale of repurchased shares to employees.

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

Other Comprehensive Income (Loss)

      The changes in the components of other comprehensive income are as follows:

	Year ended September 30,

	2002			2001			2000

		Tax			Tax			Tax
	Pretax	effect	Net	Pretax	effect	Net	Pretax	effect	Net

Changes in unrealized gains (losses) on securities:
Unrealized holding gains (losses) for the period	(360)	122	(238)	(2,239)	918	(1,321)	2,123	(973)	1,150
Reclassification adjustments for gains (losses) included in net income	(4)	3	(1)	209	(87)	122	(280)	132	(148)

Net unrealized gains (losses) on available-for-sale securities	(364)	125	(239)	(2,030)	831	(1,199)	1,843	(841)	1,002
Changes in unrealized gains (losses) on derivative financial instruments:
Cumulative effect of change in accounting for derivative instruments	—	—	—	—	—	—	8	(3)	5
Unrealized gains (losses) on derivative financial instruments	110	(43)	67	87	(41)	46	(67)	33	(34)
Reclassification adjustments for (gains) losses included in net income	(51)	20	(31)	12	(5)	7	(2)	1	(1)

Net unrealized gains (losses) on derivative financial instruments	59	(23)	36	99	(46)	53	(61)	31	(30)
Minimum pension liability	(2,324)	906	(1,418)	(6,529)	2,541	(3,988)	(10)	4	(6)
Foreign-currency translation adjustment	(533)	—	(533)	(532)	—	(532)	1,059	—	1,059

	(3,162)	1,008	(2,154)	(8,992)	3,326	(5,666)	2,831	(806)	2,025

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

Miscellaneous

      Under the German Stock Corporation Act, the amount of dividends available for distribution to shareholders is based upon the earnings of Siemens AG as reported in its statutory financial statements determined in accordance with the German Commercial Code (Handelsgesetzbuch). During the year ended September 30, 2002, Siemens AG management distributed an ordinary dividend of €888 (€1.00 per share) of the 2001 earnings of Siemens AG as a dividend to the shareholders. During the years ended September 30, 2001 and 2000, Siemens AG management distributed €1,412 (€1.60 per share) of the 2000 earnings and €593 (€0.67 per share) of the 1999 earnings of Siemens AG as a dividend to the shareholders.

      In August 2001, Infineon entered into an agreement to sell its 49% share in the OSRAM Opto Semiconductors GmbH & Co. OHG joint venture for approximately €565 to Osram. The purchase price in excess of historic cost, net of tax, of €392 was reflected as a capital transaction in the separate financial statements of Infineon and Osram. Accordingly, in its consolidated financial statements as of and for the fiscal year 2001, the Company recorded a decrease of €194 in its retained earnings to reflect the minority interest holding of Infineon.

22. Commitments and contingencies

Guarantees and other commitments

	September 30,

	2002		2001

Discounted bills of exchange	51		121
Guarantees	3,138		4,595
therein credit guarantees	[659	]	[668	]
therein performance bonds	[1,328	]	[2,065	]
therein guarantees of advanced payments	[135	]	[251	]
Collateral for third party liabilities	17		3

      “Guarantees” are principally represented by performance bonds, guarantees of advances received related to long-term contracts and those issued in connection with long-term vendor financing arrangements. In its project businesses, Siemens will also selectively provide credit or performance guarantees related to projects involving third party participants. The €3,138 total in the table above includes €455 in customer financing guarantees and €137 in guarantees related to the Company’s SieFunds program. In the event that it becomes probable that Siemens will be required to satisfy these guarantees, provisions are established. Most of the guarantees have fixed or scheduled expiration dates, and in actual practice such guarantees are rarely drawn. Guarantees also include an amount of €767 at September 30, 2002, related to the sale of Siemens’ defense electronics business in 1998, reduced from €1.5 billion at September 30, 2001.

      As of September 30, 2002, future payment obligations under noncancellable operating leases are as follows:

2003	400
2004	413
2005	340
2006	280
2007	237
Thereafter	826

      The total operating rental expense for the years ended September 30, 2002, 2001 and 2000 was €328, €279 and €283, respectively.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

      As of September 30, 2002, the Company has commitments to make capital contributions of €363 to other companies.

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

23. Derivative instruments and hedging activities

      As part of the Company’s risk management program, a variety of derivative financial instruments are used to reduce risks resulting primarily from fluctuations in foreign-currency exchange rates and interest rates as well as to reduce credit risks. The following is a summary of Siemens’ risk management strategies and the effect of these strategies on the consolidated financial statements.

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

Derivative financial instruments not designated as hedges

      The Company manages its risks associated with fluctuations in foreign-currency-denominated receivables, payables, debt, firm commitments and anticipated transactions primarily through a Company-wide portfolio approach. This approach concentrates the associated Company-wide risks centrally, and various derivative financial instruments, primarily foreign exchange contracts and, to a lesser extent, interest rate and cross-currency interest rate swaps and options, are utilized to minimize such risks. Such a strategy does not qualify for hedge accounting treatment under SFAS 133 and also did not qualify for hedge accounting prior to SFAS 133. Accordingly, all such derivative financial instruments are recorded at fair value on the balance sheet as either an other current asset or other current liability and changes in fair values are charged to earnings.

      The Company also has foreign-currency derivative instruments, which are embedded in certain sale and purchase contracts denominated in a currency other than the functional currency of the significant parties to the contract, principally the U.S. dollar. Gains or losses relating to such embedded foreign-currency derivatives are reported in cost of sales in the statements of income.

Hedging activities

      During the years ended September 30, 2002 and 2001, the Company’s operating units applied hedge accounting for certain significant anticipated transactions and firm commitments denominated in foreign currencies. Specifically, the Company has entered into foreign exchange contracts to reduce the risk of variability of future cash flows resulting from forecasted sales and purchases and firm commitments resulting from its

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

business units entering into long-term contracts (project business) which are denominated primarily in U.S. dollars.

      Cash flow hedges—Changes in fair value of forward exchange contracts that were designated as foreign-currency cash flow hedges are recorded in accumulated other comprehensive income as a separate component of shareholders’ equity. During the year ended September 30, 2001, a net loss of €1 was reclassified from accumulated other comprehensive income into cost of sales because the occurrence of the related hedged forecasted transaction was no longer probable. During the year ended September 30, 2002, a net loss of €3 (2001: €2) on the derivative contracts was recognized in cost of sales representing hedge ineffectiveness.

      It is expected that €62 of net deferred gains in accumulated other comprehensive income will be reclassified into earnings during the year ended September 30, 2003 when the hedged forecasted foreign-currency denominated sales and purchases occur.

      As of September 30, 2002, the maximum length of time over which the Company is hedging its future cash flows associated with foreign-currency forecasted transactions is 60 months.

      Fair value hedges—As of September 30, 2002, the Company hedged firm commitments using forward exchange contracts that were designated as foreign-currency fair value hedges of future sales related primarily to the Company’s project business and, to a lesser extent, purchases. The hedging transactions resulted in the recognition of an other current asset of €13 (2001: €6) and other current liability of €6 (2001: €6) for the hedged firm commitments, whose changes in fair value were charged to cost of sales. Changes in fair value of the derivative contracts were also recorded in cost of sales. During the years ended September 30, 2002 and 2001, there was no hedge ineffectiveness.

Interest rate risk management

      Interest rate risk arises from the sensitivity of financial assets and liabilities to changes in market rates of interest. The Company seeks to mitigate such risk by entering into interest rate derivative financial instruments such as interest rate swaps and, to a lesser extent, cross-currency interest rate swaps and interest rate futures.

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

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

Fair value hedges of fixed-rate debt obligations

      Under the interest rate swap agreements outstanding during the years ended September 30, 2002 and 2001, the Company agrees to pay a variable rate of interest multiplied by a notional principle amount, and receive in return an amount equal to a specified fixed rate of interest multiplied by the same notional principal amount. These interest rate swap agreements offset an impact of future changes in interest rates on the fair value of the underlying fixed-rate debt obligations. The interest rate swap contracts are reflected at fair value in the Company’s consolidated balance sheet and the related portion of fixed-rate debt being hedged is reflected at an amount equal to the sum of its carrying value plus an adjustment representing the change in fair value of the debt obligations attributable to the interest rate risk being hedged. Changes in the fair value of interest rates swap contracts, and the offsetting changes in the adjusted carrying value of the related portion of fixed-rate debt being hedged, are recognized as adjustments to the line item “Income from financial assets and marketable securities, net” in the consolidated statements of income. Net cash receipts and payments relating to such interest rate swap agreements are recorded to interest expense.

      The Company had interest rate swap contracts to pay variable rates of interest (average rate of 3.3% and 3.9% as of September 30, 2002 and 2001, respectively) and receive fixed rates of interest (average rate of 5.1% and 5.3% as of September 30, 2002 and 2001, respectively). The notional amount of indebtedness hedged as of September 30, 2002 and 2001 was €6,146 and €5,212, respectively. This resulted in 66% and 53% of the Company’s underlying notes and bonds being subject to variable interest rates as of September 30, 2002 and 2001, respectively. The notional amounts of these contracts mature at varying dates based on the maturity of the underlying hedged items. The net fair value of interest rate swap contracts used to hedge indebtedness as of September 30, 2002 and 2001 was €305 and €103, respectively. During the year ended September 30, 2002, a net gain of €2 (2001: €—) on the interest rate swaps was recognized in income from financial assets and marketable securities representing hedge ineffectiveness.

Credit risk management

      Siemens Financial Services uses credit default swaps to protect from credit risks stemming from its receivables purchase business. The credit default swaps are classified as guarantees or as derivatives under SFAS 133.

24. Fair value of financial instruments

      The fair value of a financial instrument represents the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. In determining the fair values of the derivative financial instruments, certain compensating effects from underlying transactions (e.g., firm commitments and anticipated transactions) are not taken into consideration.

Derivative financial instruments

      The Company enters into derivative financial instruments with various counterparties, principally financial institutions with investment grade credit ratings.

      Derivative interest rate contracts—The fair values of derivative interest rate contracts (e.g., interest rate swap agreements) are estimated by discounting expected future cash flows using current market interest rates and yield curve over the remaining term of the instrument. Interest rate options are valued on the basis of quoted market prices or on estimates based on option pricing models.

      Derivative currency contracts—The fair value of forward foreign exchange contracts is based on forward exchange rates. Currency options are valued on the basis of quoted market prices or on estimates based on option pricing models.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

      Credit default swaps—The fair value of credit default swaps is calculated by comparing discounted expected future cash flows using current bank conditions with discounted expected future cash flows using contracted conditions.

      As of September 30, 2002, the Company’s derivative financial instruments had a net fair value of €398 (2001: €263) and were recorded on the consolidated balance sheets as other current assets of €623 (2001: €463) and other current liabilities of €225 (2001: €200).

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

Financial assets and securities

      Marketable securities are carried at fair value, which is based on quoted market prices. It is not practicable to estimate the fair value of the Company’s other equity investments in associated and related companies, as these investments are not publicly traded, with the exception of Infineon. The net investment in Infineon is accounted for under the equity method. As of September 30, 2002, its carrying value is €2,441 and its fair value is €1,606. Comparative amounts of September 30, 2001 are not provided as Infineon was consolidated at that time.

Financing receivables

      Long-term fixed-rate and variable-rate receivables are evaluated by the Company based on parameters such as interest rates, specific country risk factors, individual creditworthiness of the customer and the risk characteristics of the financed project. Based on this evaluation, allowances are taken to account for the expected losses of these receivables. As such, as of September 30, 2002 and 2001, the carrying amounts of such receivables, net of allowances, approximates their fair value.

Debt

      The fair value of debt is estimated by discounting future cash flows using rates currently available for debt of similar terms and remaining maturities. As of September 30, 2002 and 2001, the fair value and carrying value of debt is as follows:

	September 30,

	2002	2001

Fair value	12,284	12,333
Carrying value	12,346	12,610

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

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

Description of plans—1999 Siemens Stock Option Plan

      As part of a stock option plan for members of the Managing Board, executive officers and other eligible employees, the Company’s shareholders authorized the Managing Board on February 18, 1999 to distribute non-transferable options exercisable for up to an aggregate of 10 million common shares. The authority to distribute options under this plan would have originally expired on February 18, 2004. With the ratification by Siemens shareholders of the 2001 Siemens Stock Option Plan (further details see below), the 1999 Siemens Stock Option Plan (the 1999 Plan) has been terminated and further options have not been granted. In connection with the 1999 Plan, the shareholders originally approved an increase in conditional capital in an amount not to exceed €26, which has been increased to up to €45 in fiscal 2001 (see Note 21).

      Under the 1999 Plan, the Supervisory Board decided annually after the end of each fiscal year how many options to grant to the Managing Board, and the Managing Board decided annually how many options to grant to executive officers and other eligible employees. The exercise price is equal to the average market price of Siemens’ stock during the five days preceding the date the options were granted. The options are exercisable within the five years following a holding period of two years if Siemens AG stock price outperforms the Dow Jones Stoxx-Index by at least two percentage points on five consecutive days. This percentage applies to the first year of the five-year option exercise period, and increases by 0.5 percentage points in each subsequent year.

      As a result of such performance requirements, the plan has been accounted for as a variable plan under APB Opinion No. 25.

      The options may be settled either in newly issued shares of common stock of Siemens AG from the Conditional Capital reserved for this purpose, treasury stock or cash. The alternatives offered to optionees are determined by the Managing Board in each case as approved by the Supervisory Board. Compensation in cash shall be equal to the difference between the exercise price and the average market price of the Company’s stock on the five trading days preceding the exercise of the stock options.

Description of plans—2001 Siemens Stock Option Plan

      At the Annual Shareholders’ Meeting on February 22, 2001, shareholders authorized Siemens AG to establish the 2001 Siemens Stock Option Plan, making available up to 55 million options. Compared to the 1999 Plan, the number of eligible recipients is significantly larger. The option grants are subject to a two-year vesting period, after which they may be exercised for a period of up to three years. The exercise price is equal to 120% of the reference price, which corresponds to the average opening market price of Siemens AG during the five trading days preceding the date of the stock option grant. However, an option may only be exercised if the trading price of the Company’s shares reaches a performance target which is equal to the exercise price at least once during the life of the option. The terms of the plan allow the Company, at its discretion upon exercise of the option, to offer optionees settlement of the options in either newly issued shares of common stock of Siemens AG from the Conditional Capital reserved for this purpose, treasury stock or cash. The alternatives offered to optionees are determined by the Managing Board in each case as approved by the Supervisory Board. Compensation in cash shall be equal to the difference between the exercise price and the opening market price of the Company’s stock on the day of exercising the stock options. As a result of its design, the new plan will have no income effect in the case of settlement in shares due to the fact that the exercise price is also the performance target. Any settlements in cash would be recorded as compensation expense. In connection with the 2001 Siemens Stock Option Plan, the shareholders approved an increase in conditional capital in an amount not to exceed €147 (see Note 21).

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

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

      Details on option activity and weighted average exercise prices are as follows. On November 4, 1999, the Supervisory Board and the Managing Board granted options exercisable to approximately 500 key executives under the 1999 Plan for approximately 1,231,911 (1,847,867 after stock split) shares with an exercise price of €86.60 (€57.73 after stock split) of which options exercisable for 114,000 (171,000 after stock split) shares were granted to the Managing Board. Also, under the 1999 Plan, on November 24, 2000, the Supervisory Board and the Managing Board granted options exercisable to 1,513 key executives for approximately 2,173,594 (3,260,391 after stock split) shares with an exercise price of €129.35 (€86.23 after stock split) of which options exercisable for 107,000 (160,500 after stock split) shares were granted to the Managing Board. On December 13, 2001, the Supervisory Board and the Managing Board granted options exercisable to 5,413 key executives under the 2001 Siemens Stock Option Plan for approximately 7,357,139 shares with an exercise price of €87.19 of which options exercisable for 151,000 shares were granted to the Managing Board.

      The options and exercise prices below have been restated to reflect the stock split:

	Year ended September 30,

	2002		2001		2000

		Exercise		Exercise		Exercise
	Options	price	Options	price	Options	price

Outstanding, beginning of period	4,963,672	€76.01	1,826,276	€57.73	—	—
Granted	7,357,139	€87.19	3,260,391	€86.23	1,847,867	€57.73
Options exercised	(139,826)	€57.73	—	—	—	—
Options forfeited	(532,218)	€85.77	(122,995)	€76.01	(21,591)	€57.73

Outstanding, end of period	11,648,767	€82.85	4,963,672	€76.01	1,826,276	€57.73

Exercisable, end of period	1,617,899	€57.73	—	—	—	—

      The following table summarizes information on stock options outstanding and exercisable at September 30, 2002:

Options outstanding				Options exercisable

		Weighted average
	Options	remaining life	Weighted average	Number	Weighted average
Exercise prices	outstanding	(years)	exercise price	exercisable	exercise price

€57.73	1,617,899	4	€57.73	1,617,899	€57.73
€86.23	3,072,297	5	€86.23	—	—
€87.19	6,958,571	4	€87.19	—	—

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

Fair value information

      The Company uses the Black-Scholes option pricing model to determine the fair value of grants. The fair value prior to the stock split for the first tranche of the 1999 Plan in November 1999 was €22.52 and for the second tranche in November 2000, €38.11. The fair value of grants made during the years ended September 30, 2002, 2001 and 2000, restated for the stock split are as follows:

	Assumptions at grant date

	2002	2001	2000

Risk-free interest rate	4.12%	5.0%	4.6%
Expected dividend yield	1.41%	2.59%	0.94%
Expected volatility	62.55%	50.00%	35.85%
Expected option life	4 yrs	4 yrs.	4 yrs.
Estimated weighted average fair value per option	€23.36	€25.41	€15.01
Fair value of total options granted during fiscal year	€172	€83	€28

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

Pro forma information

      If the Company had adopted the fair value based accounting method prescribed by SFAS 123, the net income and earnings per share would have been changed to the pro forma amounts indicated below:

	Year ended September 30,

	2002	2001	2000

Net income
As reported	2,597	2,088	8,860
Pro forma	2,499	2,034	8,870
Basic earnings per share
As reported	2.92	2.36	9.97
Pro forma	2.81	2.30	9.98
Diluted earnings per share
As reported	2.92	2.36	9.96
Pro forma	2.81	2.30	9.97

      During 2000, the Managing Board approved a special one-time employee bonus award of €600 relating to the Company’s exceptional results in 2000. Individuals employed by Siemens, other than employees of Osram GmbH and Infineon Technologies AG, during the entire period October 1, 1999 through September 30, 2000 were entitled to participate in the bonus program, including former employees that left the Company after September 30, 2000. Approximately €300 of the special bonus was allocated to domestic participants. Eligible participants in Germany were offered a 50% discount towards the purchase of a fixed number of the Company’s shares in November 2000 with an enrollment period of 21 days. Shares issued to domestic participants under the bonus program approximated 3.6 million shares and could not be sold for a period of one year. In foreign countries, depending on the legal environment, the bonus program has been administered either through a similar program as in Germany or through a grant of stock or cash.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

26. Personnel costs

	Year ended September 30,

	2002	2001	2000

Wages and salaries	22,639	23,028	21,264
Statutory social welfare contributions and expenses for optional support payments	3,592	3,673	3,305
Expenses relating to pension plans and employee benefits	964	401	2,032

	27,195	27,102	26,601

      The average number of employees in fiscal year 2002 and 2001 was 445,100 and 477,100, respectively. Part-time employees are included on a proportionate basis rather than being counted as full units. The employees were engaged in the following activities:

	2002	2001

Manufacturing	183,400	214,900
Sales and marketing	146,700	142,000
Research and development	55,700	60,200
Administration and general services	59,300	60,000

	445,100	477,100

27. Additional information relating to Board members

Supervisory Board

      The remuneration of the members of the Supervisory Board amounts to €1.3, €1.3 and €3.6 for the years ended September 30, 2002, 2001 and 2000, respectively. In addition, the members of the Supervisory Board are entitled to receive reimbursement of their actual out-of-pocket expenses. €0.1, €0.1 and €0.1, respectively, of the remuneration relate to fixed compensation, and €1.2, €1.2 and €3.5, respectively, to variable compensation relating to a dividend per share of €1.00. The remuneration of the members of the Supervisory Board is set forth in the Articles of Association of Siemens AG. The fixed compensation of each Supervisory Board member is €6.0 thousand. As variable compensation, each member of the Supervisory Board receives €3.5 thousand for each €0.05 dividend per share in excess of €0.20, if such dividend is approved at the annual shareholders’ meeting. Accordingly, the remuneration amounts to €62 thousand for each member of the Supervisory Board. The chairman receives twice and each vice chairman receives 1.5 times the annual compensation rates mentioned above. Members which join or leave the Supervisory Board during the fiscal year receive a pro rata payment for the term served on the Board. The members of the audit committee of the Supervisory Board, which was established in April 2002, will receive a compensation of 1.5 times the annual compensation rate of a Supervisory Board member for their service in a committee not required to be established by law.

      In addition, under the Articles of Association, each member of the Supervisory Board received 1,500 stock appreciations rights granted under the same conditions as under the 1999 and 2001 Siemens Stock Option Plans, which had a fair value as of the grant dates in fiscal 2002 and 2001 of €0.7 and €0.8, respectively. For each member of the Supervisory Board, the fair value of these stock appreciation rights was €35 thousand and €38 thousand, respectively (see Note 25).

      Remuneration of the members of the Supervisory Board including stock appreciation rights at fair value as of the grant date amounts to €2.0, €2.1 and €3.6 for the years ended September 30, 2002, 2001 and 2000, respectively.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

      During the last two fiscal years there have been no loans outstanding to members of the Supervisory Board.

      Due to the fact that Mr. Peter von Siemens as a representative of the founder’s family is not only a member of the Supervisory Board of Siemens AG but also represents the Company at home as well as abroad and in various associations, the Company concluded a representation contract which grants him a reimbursement of his expenses. In addition, Mr. Peter von Siemens is entitled to a company car, an office and secretarial services. The term of the contract ends at the Annual Shareholders’ Meeting 2003.

Managing Board

      The remuneration of the members of the Managing Board was €18.5, €12.9 and €19.1 for the years ended September 30, 2002, 2001 and 2000, respectively, of which €5.6, €5.7 and €4.7, respectively, relate to a fixed salary including non-cash benefits for company cars, social welfare contributions subsidies and remunerations for memberships in Supervisory Boards of affiliated companies. The variable compensation consists of an annual bonus of €9.8, €2.9 and €7.2, respectively, and a long-term bonus of €3.0, €2.8 and €7.2, respectively. The amount of the bonuses is primarily dependent on the development of the economic value added during the fiscal year for the annual bonus and a three-year period for the long-term bonus. In addition, the Managing Board received €0.1 and €1.5 in fiscal 2002 and 2001, respectively, for the immediate acquisition of a total of 775 shares and 15,375 shares (after stock split), respectively, under the condition that each board member, within a period of 18 months, buys the same number of shares on his own account, and that each board member pays any taxes and other levies associated with the initial payment. These shares are subject to a holding period of three years from the date of the award or until the holder leaves the Managing Board, whichever is longer.

      Also, in fiscal 2002, 2001 and 2000, the members of the Managing Board received 151,000, 160,500 and 171,000, respectively, of stock options under the 1999 and 2001 Siemens Stock Option Plans. The fair value of these options at grant date was €3.5, €4.1 and €2.6, respectively (see Note 25).

      Remuneration of the members of the Managing Board including stock options at fair value as of the grant date amounts to €22.0, €17.0 and €21.7 for the years ended September 30, 2002, 2001 and 2000, respectively.

      Former members of the Managing Board and their surviving dependents received pensions and transitional payments of €11.2, €13.2 and €12.2 for the years ended September 30, 2002, 2001 and 2000, respectively.

      Pension commitments to current members of the Managing Board and former members and their surviving dependents are covered by Siemens AG. Accruals have been recorded as of September 30, 2002 and 2001, for current members of the Managing Board of €37.0 and €33.4, respectively, and for former members and their surviving dependents of €106.2 and €95.8, respectively. Such amounts are included in the amounts disclosed in Note 19.

      During the last two fiscal years, there have been no loans outstanding to members of the Managing Board.

Share ownership

      The Supervisory Board members and the Managing Board members of Siemens AG hold shares and options representing less than 1% of Siemens’ total shares outstanding. As of October 31, 2002, the members of the Managing Board and the Supervisory Board held shares and options representing 0.051% and 0.001%, respectively, of the total shares outstanding. For this calculation, Siemens has not included the aggregate of 2.0% of outstanding share capital that is held by the von Siemens-Vermögensverwaltung GmbH, a German limited liability entity that functions much like a trust (vSV), or the 4.5% as to which the vSV has voting power under a power of attorney. Mr. Peter von Siemens as a representative of the founder’s family has voting control over these shares.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

Related party transactions

      Some of the board members of Siemens AG hold or in the last year have held positions of significant responsibility with other entities. The Company has relationships with almost all of these entities in the ordinary course of business, whereby it buys and sells a wide variety of products and services at arm’s length. Significant are the relationships with Deutsche Bank AG, Bayerische Hypo- und Vereinsbank AG and Allianz AG. Dr. Rolf-E. Breuer had been the Spokesman of the Managing Board of Deutsche Bank AG until May 22, 2002 and is now the Chairman of the Supervisory Board of Deutsche Bank AG. Dr. Albrecht Schmidt is the Spokesman of the Managing Board of Bayerische Hypo- und Vereinsbank AG. The Company’s ongoing banking relations with these institutions include securities underwritings, other investment banking services, and credit, money market and foreign-exchange business. Dr. Henning Schulte-Noelle is Chairman of the Managing Board of Allianz AG, which directly and indirectly provides the Company insurance coverage, as well as banking services through its majority-owned subsidiary, Dresdner Bank AG, in the ordinary course of business.

28. Earnings per share

	Year ended September 30,

	2002	2001	2000

	(shares in thousands)
Net income	2,597	2,088	8,860
Weighted average shares outstanding—basic	889,539	885,658	889,055
Effect of dilutive stock options	92	270	661

Weighted average shares outstanding—diluted	889,631	885,928	889,716
Basic earnings per share	2.92	2.36	9.97
Diluted earnings per share	2.92	2.36	9.96

29. Segment information

      The Company’s segments are organized based on the nature of products and services provided.

      The segment information is subdivided on a primary level into three components: Operations, Financing and Real Estate, and Eliminations, reclassifications and Corporate Treasury. As Siemens deconsolidated Infineon as of December 5, 2001, only prior year figures for Infineon are shown. The results of operations from Infineon for the first two months of fiscal year 2002 are included in Eliminations, reclassifications and Corporate Treasury. The accounting policies of the components (and the segments included) are generally the same as those used for Siemens worldwide and described in the summary of significant accounting policies (Note 2). Corporate overhead is generally not allocated to segments. Intersegment transactions are generally based on market prices.

      New orders are determined principally as the estimated sales value of accepted purchase orders and order value changes and adjustments, excluding letters of intent.

Operations

      The Managing Board is responsible for assessing the performance of the Operations segments. In fiscal 2001, the Company changed the profitability measure for its Operations segments to earnings before financing interest, certain pension costs, income taxes, and amortization of goodwill and purchased in-process R&D (IPR&D) and certain one-time items (EBITA). Beginning October 1, 2001, Siemens adopted the provisions of SFAS 142, Goodwill and Other Intangible Assets, and no longer amortizes goodwill. Consistent with this change, EBITA is now referred to as EBIT. As IPR&D expenses now are included in EBIT, the Operations’ profitability measure is earnings before financing interest, certain pension costs, income taxes and certain one-time items (discussed below). In fiscal year 2001 and 2000, goodwill amortization of €539 and €253, respectively, and

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

IPR&D of €126 was excluded from EBITA. In fiscal 2002, the Company did not incur IPR&D expenses. Relating to IPR&D, the prior-period segment information has not been restated.

      In fiscal 2002, all pension related costs excluding service costs of foreign pension plans are included in the line item “Corporate, eliminations.” Until March 31, 2001, the service cost component of domestic net periodic pension cost was included in the measure of segment profitability. Beginning April 2001, management decided to discontinue the allocation of the service cost component of domestic pension costs to the Operations segments. Beginning fiscal year 2002, interest costs, expected return on plan assets and amortization of unrecognized gains and losses of foreign funded pension plans are no longer included in the measure of segment profitability. EBIT of the Operations segments for fiscal year 2002 would have been €78 lower if net periodic pension costs were allocated in the same manner as in fiscal 2001. Interest related to accounts receivable to customers, cash allocated to the segments, and accounts payable to suppliers are part of EBIT.

      Earnings (losses) from equity investees included in EBIT for the years ended September 30, 2002, 2001 and 2000 of Operations segments were €(20), €6 and €(61), respectively, at ICM; €37, €1 and €12, respectively, at ICN; €44, €33 and €2, respectively, at PG; and €29, €28 and €14, respectively, in the other Operations segments.

      Net capital employed is the asset measure used to assess the performance for the Operations segments. It represents total assets less tax related assets, less accruals and less non-interest bearing liabilities other than tax related liabilities. Due to the adoption of SFAS 142 and the related changes in the definition of segment profitability discussed above, Net capital employed (referred to as EBITA assets in prior years) is no longer reduced for amortization of goodwill. EBITA assets amounts for the Operations segments as of September 30, 2001 and 2000, have been restated to reflect this changes.

Corporate, eliminations and Reconciliation to financial statements

      “Corporate, eliminations” within Operations and “Reconciliation to financial statements” include various categories of items which are not allocated to the segments since the Managing Board has determined that such items are not indicative of the segments’ performance. These include nonrecurring, one-time charges or gains and the results of centrally managed projects. In addition, “Corporate, eliminations” includes corporate charges such as personnel costs, including certain pension costs, certain corporate related derivative activities, centrally-held equity investments, business units and corporate projects, liquid assets unallocated to segments and corporate items relating to foreign subsidiaries. “Reconciliation to financial statements” consists of various items excluded by definition from EBIT. Operations segments EBIT is the basis for calculating Economic Value Added (EVA) for Operations, which in turn is part of the determination of bonus payments in accordance with Siemens’ management incentive program.

Corporate, eliminations

      “Corporate, eliminations” in the column EBIT consists of:

	Year ended September 30,

	2002	2001	2000

Corporate items	(671)	(838)	(831)
Investment (losses) earnings	(16)	253	76
Non-allocated pension related (expense) income	(250)	279	(239)
Eliminations, other	(246)	(14)	(276)

	(1,183)	(320)	(1,270)

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

      In fiscal 2002, “Investment (losses) earnings” include €338, representing Siemens’ at-equity share in the net loss incurred by Infineon since the deconsolidation of Infineon in December 2001 which offsets the earnings from other centrally-held equity investees, and the gain on the sale of two centrally-held investments totaling €133. Fiscal 2001 includes the loss on the sale of a domestic equity and debt security fund of €209, which was more than offset by gains on sales of available-for-sale securities of €227. In fiscal 2000, gains on sales of available-for-sale securities amounts to €98.

      “Non-allocated pension related (expense) income” for fiscal 2002 was negatively affected by changes in pension trust net asset values and lower return assumptions as well as the change in the allocation methodology discussed above.

      “Eliminations, other” for the fiscal year ended September 30, 2002, includes charges of €146 related to the sale of a portfolio of businesses to KKR (see Note 3). The transaction in the fourth quarter of 2002 was effected as a sale of a portfolio of businesses that resulted in a net gain of €21. However, separate results were allocated to the operating segments where the sold businesses had previously resided. As a result, ICN and PG were allocated gains of €153 and €68, respectively, while PTD was allocated a loss of €54. The allocated values are based on amounts stated in the sales contracts and are not necessarily indicative of their actual fair values. In addition, “Eliminations, other” includes charges of €70 relating to the write-off of centrally held investments. For the year ended September 30, 2001, “Eliminations, other” includes €78 in expenses related to centrally managed litigation issues, €74 in corporate interest expense in part related to the Atecs acquisition, and €63 in severance charges. Fiscal 2001 also included a gain of €114 related to currency effects and the treatment of derivative contracts not qualifying for hedge accounting, and positive resolution of certain asset disposal contingencies of €162. For the year ended September 30, 2000, “Eliminations, other” includes higher charges related to currency effects and to the treatment of derivative contracts not qualifying for hedge accounting of €212 and losses on asset dispositions totaling €210. Also included are costs of €178 for employee severance and contract termination associated with a portfolio optimization program started in 1998. Furthermore, “Eliminations, other,” consists of €68 related to the centrally managed outsourcing contract in Argentina, originally entered into by SBS. The most significant income item for “Eliminations, other” in fiscal 2000, was €692 in income from marketable securities classified as trading.

Reconciliation to financial statements

      “Other interest expense” of Operations relates primarily to interest paid on debt and corporate financing transactions through Corporate Treasury.

      Under “Goodwill amortization and purchased in-process R&D expenses,” amounts are shown which were not included in EBIT by prior year’s definition (see above).

      “Gains on sales and dispositions of significant business interests” are shown under Reconciliation to financial statements. For fiscal 2002 this amount include gains of €936 from the sales of approximately 63.1 million Infineon shares in open market transactions. For fiscal year 2001, such amount includes a gain of €3,459 from the irrevocable transfer of approximately 93.8 million Infineon shares into Siemens’ domestic pension trust as well as a €484 gain from a follow-on offering by Infineon of approximately 60 million of its shares in the fourth quarter. In addition, Infineon increased its capital in connection with two acquisitions, which resulted in an aggregate gain of €122. Siemens did not participate in these capital increases. Gains on sales and dispositions of significant business interests for fiscal 2000 totaled €7,826, resulting primarily from the IPO of Infineon and other dispositions.

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

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

This contract was originally entered into by SBS. “Other special items” of the fiscal 2000 primarily resulted from exceptional gains from certain marketable securities, a one-time bonus for employees, certain restructuring costs, a write-off of goodwill and exceptional charges related to certain contract losses, as well as a provision of €175 related to a loan associated with a joint venture and a contribution to the German government-sponsored humanitarian fund, called “Remembrance, Responsibility and the Future,” and write-downs associated with centrally managed assets.

      For further details of “Gains on sales and dispositions of significant business interests” and “Other special items,” see below:

	Year ended September 30,

	2002	2001	2000

Gain on sale and dispositions of significant business interests	936	4,065	7,826

Other special items
Income from marketable securities classified as trading	—	—	1,820
Personnel related expenses	—	—	(600)
Rationalization expenses	—	—	(193)
Impairment of goodwill	—	(927)	(195)
Contract losses	—	(258)	(450)
Other	—	—	(662)

Total of other special items	—	(1,185)	(280)

      The following table reconciles total assets of the Operations component to Net capital employed as disclosed in Segment information according to the above definition:

	September 30,

	2002	2001

Total assets	67,699	69,200
Intracompany financing receivables and investments	(14,127)	(8,305)
Tax related assets	(4,350)	(4,335)
Pension plans and similar commitments	(5,299)	(4,653)
Accruals	(6,690)	(6,977)
Liabilities to third parties	(21,478)	(26,317)

Total reconciliation	(51,944)	(50,587)

Net capital employed	15,755	18,613

Infineon

      Earnings (losses) from equity investees included in EBIT at Infineon were €32 and €101 for the years ended September 30, 2001 and 2000, respectively.

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

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

      For the years ended September 30, 2002, 2001 and 2000, income before income taxes at SFS includes interest revenue of €510, €603 and €418, respectively, and interest expense of €310, €404 and €307, respectively. In addition, income before income taxes includes earnings from equity investees for the years ended September 30, 2002, 2001 and 2000 of €41, €5 and €—, respectively.

      For the years ended September 30, 2002, 2001 and 2000, income before income taxes at SRE includes interest revenue of €13, €19 and €9, respectively, and interest expense of €132, €150 and €117, respectively.

Eliminations, reclassifications and Corporate Treasury

      Income before income taxes consists primarily of interest income due to cash management activities, corporate finance, and certain currency and interest rate derivative instruments. For the fiscal year ended September 30, 2002, the results of operations from Infineon for the first two months of the fiscal year 2002 are included.

Description of business segments

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

      Information and Communication Mobile (ICM)—ICM designs, manufactures and sells a broad range of communication devices, applications and interfaces, and mobile network products and systems including mobile, cordless and corded fixed-line telephones and radio base stations, base station controllers and switches for mobile communications networks as well as mobile and intelligent network systems.

      Siemens Business Services (SBS)—SBS provides information and communications services to customers in industry, in the public sector, and in the telecommunications, transport, utilities and finance industries. SBS designs, builds and operates both discrete and large-scale information and communications systems, and provides related maintenance and support services.

      Automation and Drives (A&D)—A&D produces and installs manufacturing automation systems, drives systems, low voltage controllers and distributors, and process automation products and instrument systems.

      Industrial Solutions and Services (I&S)—I&S provides a range of facilities systems and services, including general contracting, to raw materials processing companies and infrastructure customers.

      Siemens Dematic (SD)—SD designs, engineers, manufactures and sells equipment, systems and solutions for factory automation and logistics automation systems for postal automation, electronics assembly systems; and internal transport systems for on-site use. SD was formed by the merger in April 2001 of the former Siemens Production and Logistics Systems with Atecs Mannesmann Dematic Systems Group.

      Siemens Building Technologies (SBT)—SBT provides products, systems and services for monitoring and regulating the temperature, safety, electricity, lighting and security of commercial and industrial property. It also provides planning, management and technology-related electrical contracting services in connection with building projects. In addition, it operates and maintains entire building sites as an outsource provider of technical facility management services.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

      Power Generation (PG)—PG provides customers worldwide with a full range of equipment necessary for the efficient conversion of energy into electricity and heat. It offers a broad range of power plant technology, with activities that include: development and manufacture of key components, equipment, and systems; planning, engineering and construction of new power plants; and comprehensive servicing, retrofitting and modernizing of existing facilities.

      Power Transmission and Distribution (PTD)—PTD supplies energy utilities and large industrial power users with equipment, systems and services used to process and transmit electrical power to various points along the power transmission network, including end users.

      Transportation Systems (TS)—TS provides products and services for the rail industry, including signaling and control systems, railway electrification systems, complete heavy rail systems including rapid transit systems and locomotives, light rail systems and other rail vehicles.

      Siemens VDO Automotive (SV)—SV designs, manufactures and sells integrated electrical, electronic and electromechanical systems and modules and individual components used in automotive applications. Its product range includes components and systems used in automobile powertrains, body electronic systems, safety and chassis systems, electric motor drives, information and cockpit systems, and driver information, communication and multimedia systems. SV is the result of the merger in April 2001 of the former Siemens Automotive group with Mannesmann VDO.

      Medical Solutions (Med)—Med develops, manufactures and markets diagnostic and therapeutic systems and devices such as CAT scanners, magnetic resonance imagers, ultrasound and radiology devices, and hearing instruments as well as information technology systems for clinical and administrative purposes. It provides technical maintenance, professional and consulting services.

      Osram—Osram designs, manufactures and sells a full spectrum of lighting products for a variety of applications such as general lighting and automotive, photo-optic and opto-semiconductor lighting.

      Infineon Technologies (Infineon)—Infineon’s products include discrete and integrated semiconductor circuit and systems for wireless communications, computer networks and for use in automotive and industrial applications. Effective December 2001, Infineon is no longer consolidated but instead accounted for as an investment using the equity method.

      The Financing and Real Estate Segments are comprised of the following two businesses:

      Siemens Financial Services (SFS)—SFS, the Company’s international financial services segment, provides a variety of customized financial solutions both to third parties and to other Siemens business groups and their customers.

      Siemens Real Estate (SRE)—SRE owns and manages a substantial part of Siemens’ real estate portfolio and offers service portfolio specializing in real estate development projects, real estate disposals, asset management, and lease and service management.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

30. Geographic information

      The following table presents data by geographic region as of and for the years ended September 30, 2002, 2001 and 2000.

	Sales by location of customer			Sales by location of companies

	2002	2001	2000	2002	2001	2000

Germany	18,102	19,144	18,899	28,845	30,547	27,640
Europe (other than Germany)	26,597	26,196	23,952	23,326	23,024	22,028
U.S.	20,288	21,103	16,978	21,078	21,102	16,863
Americas other than U.S.	4,389	4,893	4,317	3,229	3,928	3,674
Asia-Pacific	9,668	11,081	9,984	6,153	7,228	6,369
Other countries	4,972	4,583	3,354	1,385	1,171	910

Siemens worldwide	84,016	87,000	77,484	84,016	87,000	77,484

	Long-lived assets

	2002	2001	2000

Germany	4,447	7,368	5,858
Europe (other than Germany)	3,198	3,991	3,850
U.S.	2,735	4,486	4,042
Americas other than U.S.	477	633	711
Asia-Pacific	842	1,197	1,189
Other countries	43	128	70

Siemens worldwide	11,742	17,803	15,720

      Long-lived assets consist of property, plant and equipment and equipment leased to others.

PART III, Continued

Item 19: Exhibits

Exhibit
Number	Description of Exhibit

1.1	English translation of Articles of Association of Siemens Aktiengesellschaft updated as of December 2002.
2.1	Irrevocable Trust Agreement, by and among Siemens Aktiengesellschaft and First Union Trust Company, National Association, dated December 5, 2001.*
2.2	Standstill Agreement, between Siemens Aktiengesellschaft and First Union Trust Company, National Association, dated December 5, 2001.*
8.1	List of Significant Subsidiaries.
10.1	Consent of KPMG Deutsche Treuhand-Gesellshaft AG.

*	The exhibit is incorporated by reference to the Exhibits filed with the Company’s Annual Report on Form 20-F dated January 7, 2002.

III-1

SIGNATURES

      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused the undersigned to sign this annual report on its behalf.

Date: December 6, 2002

SIEMENS AKTIENGESELLSCHAFT
/s/ CHARLES HERLINGER

Charles Herlinger
Vice President and Corporate Controller

/s/ BERND VOGT

Bernd Vogt
Deputy Vice President

III-2

CHIEF EXECUTIVE OFFICER CERTIFICATION

I, Heinrich v. Pierer, certify that:

1.	I have reviewed this annual report on Form 20-F of Siemens Aktiengesellschaft;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: December 6, 2002

/s/ HEINRICH V. PIERER

Heinrich v. Pierer
Chief Executive Officer

III-3

CHIEF FINANCIAL OFFICER CERTIFICATION

I, Heinz-Joachim Neubürger, certify that:

1.	I have reviewed this annual report on Form 20-F of Siemens Aktiengesellschaft;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: December 6, 2002

/s/ HEINZ-JOACHIM NEUBÜRGER

Heinz-Joachim Neubürger
Chief Financial Officer

III-4