Form 20-F
period 2003-09-30
SIEMENS AKTIENGESELLSCHAFT
filed 2003-12-05
CIK 1135644

As filed with the Securities and Exchange Commission on December 5, 2003

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)

OF THE SECURITIES EXCHANGE ACT OF 1934 ☐

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2003. ☑

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

     The number of outstanding shares of each of the issuer’s classes of capital or common stock as of September 30, 2003: 890,866,301 common shares, no par value.

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

      In this Form 20-F, references to “we,” “us,” “Company” or “Siemens” are to Siemens Aktiengesellschaft and, unless the context otherwise requires, to its consolidated subsidiaries. In Item 4: “Information on the Company,” we use the terms “we” and “us” to refer to a specific Siemens group. On February 22, 2001, our shareholders approved a stock split of one share for every two shares held. The stock split took effect for trading purposes on April 30, 2001. See Item 3: “Key Information— Dividends.” Except as otherwise specified, the share data in this document reflect this stock split.

i

[THIS PAGE INTENTIONALLY LEFT BLANK]

ii

PART I

ITEM 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

       Not applicable.

ITEM 2: OFFER STATISTICS AND EXPECTED TIMETABLE

       Not applicable.

ITEM 3: KEY INFORMATION

SELECTED CONSOLIDATED FINANCIAL AND STATISTICAL DATA

       The United States Generally Accepted Accounting Principles (U.S. GAAP) selected financial data set forth below as of and for each of the years in the three-year period ended September 30, 2003 should be read in conjunction with, and are qualified in their entirety by reference to, the consolidated financial statements and the Notes thereto presented elsewhere in this document.

INCOME STATEMENT DATA

	Year ended September 30,

	2003		2002		2001		2000		1999

	(€ in millions, except per share data)
Net sales	74,233		84,016		87,000		77,484		68,069
Income before income taxes	3,372		3,475	(1)	2,678	(1)	12,239	(1)	2,118
Net income	2,445		2,597	(1)	2,088	(1)	8,860	(1)	1,209
Basic earnings per share	2.75	(2)	2.92	(1)	2.36	(1)	9.97	(1)	1.36
Diluted earnings per share	2.75	(2)	2.92	(1)	2.36	(1)	9.97	(1)	1.36

(1)	Includes gains on sales of significant business interests.

(2)	In fiscal 2003, earnings per share amounts are reported after cumulative effects of a change in an accounting principle. Earnings per share amounts before cumulative effects of a change in an accounting principle amount to €2.71 and €2.71 for basic earnings per share and diluted earnings per share, respectively.

BALANCE SHEET DATA

	At September 30,

	2003	2002	2001	2000	1999

	(€ in millions)
Total assets	77,605	77,939	90,118	81,654	71,720
Long-term debt	11,433	10,243	9,973	6,734	4,753
Shareholders’ equity	23,715	23,521	23,812	28,480	19,138
Capital stock	2,673	2,671	2,665	1,505	1,521

      The number of shares outstanding at September 30, 2003, 2002, 2001, 2000 and 1999 was 890,866,301, 890,374,001, 888,230,245, 882,930,900 and 892,186,410, respectively, after stock split.

DIVIDENDS

       The following table sets forth in euros and in dollars the dividend paid per share for the years ended September 30, 1999, 2000, 2001, 2002 and the proposed dividend per share for the year ended September 30, 2003. The table does not reflect the related tax credits available to German taxpayers who receive dividend payments. Owners of our shares who are United States residents should be aware that they will be subject to German withholding tax on dividends received. See Item 10: “Additional Information—Taxation.”

	Dividend paid
	per share

Year ended September 30,	Euro		Dollar

1999	0.67	(3)	0.66	(3)
2000	1.60	(1)(3)	1.41	(1)(3)
2001	1.00		1.14
2002	1.00		1.08
2003	1.10	(2)	—

(1)	Includes a special dividend of €0.67 per share.

(2)	Proposed by the Managing Board and the Supervisory Board; to be approved by the shareholders at the shareholders’ annual meeting on January 22, 2004.

(3)	Adjusted for stock split.

     On February 22, 2001, our shareholders approved an increase in our share capital from capital reserves, thereby creating new shares in an amount equal to 50% of our outstanding shares. This stock split became effective for trading purposes on April 30, 2001. As a result, the number of our outstanding shares increased by 295,812,450 shares, from 591,624,900 shares to 887,437,350 shares, based on the number of shares outstanding as of February 22, 2001. These new shares were distributed to shareholders at a ratio of one additional share for every two shares owned. In this document, we refer to this distribution as the “stock split.” See Notes to the consolidated financial statements for further information.

EXCHANGE RATE INFORMATION

       We publish our consolidated financial statements in euros (“euro” or “€”). “Deutsche Mark,” “DEM” or “DM” means the sub-unit of the euro designated as such within the European Union, or, with respect to any time or period before January 1, 1999, means the lawful currency of the Federal Republic of Germany. The currency translations made in the case of dividends we have paid have been made at the noon buying rate at the date of the shareholders’ annual meeting at which the dividends were approved. As used in this document, the term “noon buying rate” refers to the rate of exchange for either euro or Deutsche Mark, expressed in U.S. dollar per euro or Deutsche Mark, as announced by the Federal Reserve Bank of New York for customs purposes as the rate in The City of New York for cable transfers in foreign currencies.

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

Fiscal year ended September 30,	Average

1999	1.0955
2000	0.9549
2001	0.8886
2002	0.9208
2003	1.0919

      The following table shows the noon buying rates for euro in U.S. dollars for the last six months.

	High	Low

June 2003	1.1870	1.1423
July	1.1580	1.1164
August	1.1390	1.0871
September	1.1650	1.0845
October	1.1833	1.1596
November	1.1995	1.1417

      On November 28, 2003, the noon buying rate was U.S.$1.1995 per €1.00.

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

      Our business is affected by the economic downturn: Our business has been negatively impacted by a prolonged economic downturn. The business environment is influenced by numerous political uncertainties, including the situations in the Middle East as well as South America and other regions, which continue to impact macroeconomic parameters and the international capital markets. Investment sentiment will continue to be weak for our customers in important industry segments and regional markets in the U.S., Europe, Asia and South America. In fiscal 2003, the prevailing weak economic conditions negatively affected a number of our business Groups, especially Information and Communication Networks (ICN) and Siemens Dematic (SD), each incurring a significant loss.

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

      In light of these economic conditions, in fiscal year 2003, we continued prior year’s cost-cutting initiatives across our business Groups. These include adjusting existing capacities through consolidation of manufacturing facilities, streamlining product portfolios and reducing headcount. The resulting impact of these cost-reduction measures on our profitability will be influenced by the actual amount of cost savings achieved and by our ability to sustain these ongoing efforts.

      We operate in highly competitive markets, which are subject to price pressure and rapid changes: The worldwide markets for our products are highly competitive in terms of pricing, product and service quality, development and introduction time, customer service and financing terms. We face strong competitors, some of which are larger and may have greater resources in a given business area. Siemens faces downward price pressure especially in ICN, ICM, SBS, Automation & Drives (A&D) and Medical Solutions (Med) and is exposed to market downturns or slower growth, particularly in the highly volatile mobile communications market of ICM and the automotive supplier market of Siemens VDO Automotive (SV). Some industries in which we operate are undergoing consolidation, which may result in stronger competitors and a change in our relative market position. In some of our markets new products must be developed and introduced rapidly in order to capture available opportunities, and this can result in quality problems. Our operating results depend to a significant extent on our ability to adapt to changes in the market and reduce the costs of producing high-quality new and existing products.

      Our businesses must keep pace with technological change and develop new products and services to remain competitive: The markets in which our businesses operate experience rapid and significant changes due to the introduction of new technologies. To meet our customers’ needs in these businesses, we must continuously design new, and update existing, products and services and invest in and develop new technologies. This is especially true for our ICN, ICM, SBS and SV business Groups. For example, ICN and ICM are currently involved in developing marketable components, products and systems for a new generation of wireless communications technology, known as UMTS. Introducing new products such as these requires a significant commitment to research and development, which may not result in success. Our sales may suffer if we invest in technologies that do not function as expected or are not accepted in the marketplace or if our products or systems are not brought to market in a timely manner or become obsolete.

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

      Our financial results and cash flows may be adversely affected by cost overruns or additional payment obligations in connection with our project businesses: Certain of our operations Groups, including ICN, ICM, SBS, Industrial Solutions & Services (I&S), SD, PG, Power Transmission & Distribution (PTD) and Transportation Systems (TS), perform a significant portion of their business, especially large projects, under long-term contracts that are awarded on a competitive bidding basis. The profit margins realized on such fixed-priced contracts may vary from original estimates as a result of changes in costs and productivity over their term. We sometimes bear the risk of quality problems, cost overruns or contractual penalties caused by unexpected technological problems, unforeseen developments at the project sites, problems with our subcontractors or other logistic difficulties. Certain of our multi-year contracts also contain demanding installation and maintenance requirements, in addition to other performance criteria relating to timing, unit cost requirements and compliance with government regulations, which, if not satisfied, could subject us to substantial contractual penalties, damages or non-payment, or could result in contract termination. There can be no assurance that all of our fixed-priced contracts can be completed profitably. See Item 4: “Information on the Company—Long-Term Contracts and Contract Losses.”

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

      We are exposed to currency risks and interest rate risks: We are particularly exposed to fluctuations in the exchange rate between the U.S. dollar and the euro, because a high percentage of our business volume is conducted in the U.S. and as exports from Europe. Our currency risks—as well as interest rate risks—are hedged on a company-wide basis using derivative financial instruments. Depending on the development of foreign currency exchange rates, our hedging activities can have significant effects on our cash flow. Our hedging activities are described in more detail under Item 11: “Quantitative and Qualitative Disclosure About Market Risk.” Exchange rate and interest rate fluctuations may, however, influence our financial results. Exchange rate fluctuations particularly have an effect on ICN, ICM, A&D, SD, PG, SV, PTD, Med and Osram. A strengthening of the euro may also change our competitive position as many of our competitors may benefit from having a substantial portion of their costs based in weaker currencies, enabling them to offer their products at lower prices. For more details regarding currency risks, interest rate risks and other market risks, please see Item 11: “Quantitative and Qualitative Disclosure About Market Risk.”

      Our financing activities subject us to various risks including credit and interest rate risk: We provide to our customers various forms of direct and indirect financing in connection with large projects such as those undertaken by ICN, ICM, PG and TS. Financing of GSM or UMTS wireless network equipment for ICM customers who lack established credit histories may cause special credit risks for us. We also finance a large number of smaller customer orders, through for example, the leasing of telephone systems and medical equipment, in part through, Siemens Financial Services (SFS). SFS additionally incurs credit risk by financing third-party equipment. For additional information on customer financing see Item 5: “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Resources and Capital Requirements—Off-balance sheet arrangements—Customer financing.” We also sometimes take a security interest in the projects we finance. We may lose money if any of our customers are not able to pay us, if the value of the property that we have taken a security interest in declines, if interest rates or foreign exchange rates fluctuate, or if the projects in which we invest are unsuccessful. Siemens evaluates such financing requirements on a very selective basis and has forgone, and will continue to forgo, new business contracts if the financing risks are not justifiable.

      The funded status of our off-balance sheet pension benefit plans and its financial statement impact is dependent on several factors: Significant changes in investment performance or a change in the portfolio mix of invested assets can result in corresponding increases and decreases in the valuation of plan assets, particularly equity securities, or in a change of the expected rate of return on plan assets. Pension plan valuation assumptions can also affect the funded status. For example, a change in discount rates would result in a significant increase or decrease in the valuation of pension obligations, affecting the reported funded status of our pension plans as well as the net periodic pension cost in the following financial year. Similarly, changes in the expected return on plan assets assumption can result in significant changes in the net periodic pension cost in the following financial year. Changes in other pension plan assumptions, such as discount rate, expected return on plan assets, the compensation increase rate and pension progression, can also materially impact net periodic pension expense.

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

      We are subject to environmental and other government regulations: Some of the businesses in which we operate are highly regulated. Med, for example, is subject to the restrictive regulatory requirements of the Food and Drug Administration (FDA) in the U.S. Current and future environmental and other government regulations, or changes thereto, may result in significant increases in our operating or product costs. We could also face liability for damage or remediation for environmental contamination at the facilities we design or operate. See Item 4: “Information on the Company—Environmental Matters” for a discussion of significant environmental matters. We accrue for environmental risks when it is probable that an obligation has been incurred and the amount can be reasonably estimated. With regard to certain environmental risks, we maintain liability insurance at levels that our management believes are appropriate and in accordance with industry practice. There can be no assurance that (i) we will not incur environmental losses beyond the limits, or outside the coverage, of such insurance or that any such losses would not have a material adverse effect on the results of our operations or financial condition or (ii) our provisions for environmental remediation will be sufficient to cover the ultimate loss or expenditure.

      Our business could suffer as a result of current or future litigation: We are subject to numerous risks relating to legal proceedings to which we are currently a party or that could develop in the future. In the ordinary course of our business we become implicated in lawsuits, including suits involving allegations of improper delivery of goods or services, product liability and product defects and quality problems and intellectual property infringement. For additional information with respect to legal proceedings see Item 4: “Information on the Company—Legal Proceedings.” There can be no assurance that the results of these or other legal proceedings will not materially harm our business, reputation or brand. We maintain liability insurance for legal risks at levels our management believes are appropriate and in accordance with industry practice. We accrue for litigation risks when it is probable that an obligation has been incurred and the amount can be reasonably estimated. There can be no assurance that (i) we will not incur losses relating to litigation beyond the limits, or outside the coverage, of such insurance or that any such losses would not have a material adverse effect on the results of our operations or financial condition or (ii) our provisions for litigation related losses will be sufficient to cover our ultimate loss or expenditure.

ITEM 4:      INFORMATION ON THE COMPANY

OVERVIEW

       Siemens traces its origins to 1847. Beginning with advances in telegraph technology, the Company quickly expanded its product line and geographic scope, and was already a multi-national business by the end of the 19th century. The Company formed a partnership under the name Siemens & Halske in 1847, reorganized as a limited partnership in 1889 and again as a stock corporation in 1897. The Company moved its headquarters from Berlin to Munich in 1949, and assumed its current name as Siemens Aktiengesellschaft, a stock corporation under the Federal laws of Germany, in 1966. The address of our principal executive offices is Wittelsbacherplatz 2, D-80333 Munich, Germany; telephone number +49 (89) 636 00.

      During fiscal 2003, Siemens employed an average of 419,300 people in approximately 190 countries worldwide. In fiscal 2003, we had net sales of €74.233 billion. Our balanced business portfolio is based on leadership in electronics and electrical engineering. We have combined this expertise with a commitment to original research and development to build strong global market positions in equipment for telecommunications and networking, industrial automation, power generation and medical diagnostics. We are also a major world competitor in rail transportation systems, automotive electronics and lighting. Our businesses operate under a range of regional and economic conditions. In internationally oriented long-cycle industries, for example, customers have multi-year planning and implementation horizons that tend to be independent of short-term economic trends. Our activities in this area include power generation, power transmission and distribution, medical solutions and rail systems. In fields with more industry-specific cycles, customers tend to have shorter horizons for their spending decisions and greater sensitivity to current economic conditions. Our activities in this area include information and communications, automation and drives and lighting. Some activities, especially information and communications and medical solutions, are also influenced by technological change and the rate of acceptance of new technologies by end users.

      In a difficult economic environment in fiscal 2003, we vigorously pursued a strategy we call Operation 2003, aimed at bolstering profit margins, cutting costs, improving asset management and generating further strong cash flows while solidifying our revenue base after several years of significant changes to our business portfolio. These portfolio changes were integral to the precursor of Operation 2003, known as the Ten-Point Plan. These portfolio activities, along with the Ten-Point Plan included listing our shares on the New York Stock Exchange, converting our accounting to U.S. GAAP, divesting our semiconductor unit Infineon, and other measures aimed at increasing shareholder value and the transparency of our financial reporting.

      In the remainder of this section, we detail the Operation 2003 strategy; highlight portfolio optimization activities in recent years; and describe the long-term, broad-based management strategies that span all of our businesses and will guide our growth in the years ahead.

OPERATION 2003

      The overriding purpose of Operation 2003 is to increase profitability through a set of strategic programs and initiatives aimed at achieving specific earnings margin targets for our business Groups and generating cash during a period of slow macroeconomic growth.

      During fiscal 2003, Group profit from operations increased to €4.295 billion compared to €3.756 billion in fiscal 2002. Group profit margins rose at 10 of the 13 Groups in our Operations component and at Siemens Financial Services (SFS). For a definition of our Operations component see Item 5: “Operating and Financial Review and Prospects—Basis of Presentation.”

      Net cash from operating and investing activities in fiscal 2003 was €1.773 billion, including €5.712 billion in net cash from operating activities. Net cash provided by operating activities included cash outflows of €1.192 billion in supplemental cash contributions to Siemens pension trusts. Net cash used in investing activities of €3.939 billion included investments and marketable securities of €957 million, and €929 million for a strategic acquisition at Power Generation (PG).

PORTFOLIO ACTIVITIES

      Since fiscal 2001, we have completed the following significant transactions aimed at realigning our businesses in order to achieve sustainable growth in profitability:

Dispositions

•	Divestiture of a majority of our original interest in Infineon Technologies AG through various means including a public offering, the transfer of an approximate 15% stake to the Siemens German Pension Trust (Siemens Pension Trust e.V.), the transfer of 200 million shares to an irrevocable, non-voting trust, open market sales and various other steps, as described below. Also, for further information on our deconsolidation of Infineon, see Notes to the consolidated financial statements;

•	Transfer of our nuclear power business into a joint venture with Framatome;

•	Divestiture of businesses and assets related to the acquisition of Atecs Mannesmann AG;

•	Divestiture of Unisphere Networks, Inc.;

•	Divesture of several business activities to Kohlberg Kravis Roberts & Co. L.P. (KKR), including units that we acquired as part of our acquisition of the Atecs Mannesmann group, the Metering division of our Power Transmission and Distribution Group, the Ceramics division of our PG Group and a regional service business belonging to our Information & Communication Networks (ICN) Group;

•	Contribution of the Patient Care System and Electro Cardiography System businesses of our Medical business Group into a joint venture with Drägerwerk AG in exchange for a 35% interest in the joint venture Dräger Medical AG & Co. KGaA (Dräger Medical), headquartered in Lubeck, Germany, in June 2003. The contribution agreement obligates Siemens to contribute to Dräger Medical the net proceeds from the sales of its Life Support Systems business. By consenting to this sale, Siemens and Drägerwerk AG received approval of the joint venture transaction by antitrust authorities. In August 2003, Siemens signed a contract toward the sale of its Life Support Systems business to Getinge AB, Sweden. The transaction closed in October 2003.

Acquisitions

•	Acquisition of Acuson Corporation, a medical ultrasound producer by our Medical business Group;

•	Acquisition of Efficient Networks Inc., a DSL equipment provider in the United States by ICN;

•	Acquisition of Atecs Mannesmann AG (Atecs), a large German automotive and automation technology group;

•	Acquisition of the industrial turbine business of Alstom S.A. (Alstom), Paris, which was structured in two transactions; in the first transaction in April 2003, PG acquired the small gas turbine business of Alstom; and in the second transaction in July 2003, PG acquired the medium-sized gas and steam turbine businesses of Alstom.

      For a detailed discussion of our acquisitions and dispositions, see Notes to the Consolidated Financial Statements.

ECONOMIC VALUE ADDED (EVA)

      A core element of our strategy has been an emphasis on EVA as a measurement of the success of each of our business Groups and of our Company as a whole. Economic value added measures the return of a business group over its cost of capital. We believe that our management incentive compensation, which is based on economic value added targets, plays a key role in keeping us focused on our profitability goals.

SIEMENS MANAGEMENT SYSTEM

      In addition to implementing Operation 2003, we also conducted a thorough review of our management system, in order to make it clearer and easier to understand. We expanded our top+ business excellence program at the start of fiscal 2004, integrating it into a reorganized Siemens Management System consisting of three programs:

      Innovation—has been a hallmark of Siemens since its inception, and our commitment to innovation remains strong, with a total €5.067 billion of research and development (R&D) expenses and approximately 7% of sales invested in R&D in fiscal 2003. Innovation cycles are increasingly shorter. The role of management is to identify opportunities to bring innovation to market as rapidly and profitably as possible, and to execute on those opportunities as productively as possible. Our focus will be on common technology platforms to leverage our resources across our Groups.

      Customer focus—means meeting a customer’s needs rather than simply selling a preexisting product or service. In practice, we market our products, solutions and services not only through our business Groups but also take advantage of cross-selling opportunities. We intend to maximize our customer and market penetration through various initiatives, including cross-selling programs. Throughout our Groups, we will initiate further emphasis of our service business to stimulate sales. It is important to treat our customers as partners, to involve them in our development processes and to provide them with competitive advantages through intelligent solutions.

      Global competitiveness—the third component of the Siemens Management System, concerns our ability to compete and market our products on a worldwide basis. Siemens is present in approximately 190 countries and benefits from its multicultural mix of managers and employees in these countries. It is our primary goal to secure competitive strength by utilizing and optimizing all parts of our worldwide value chain including procurement, production and hardware, development of software, shared services, and back-office functions. In addition, we plan to expand our presence at lower-cost locations.

CORPORATE STRUCTURE

       Our corporate structure consists of fifteen different business Groups active in seven different business areas.

      The majority of our business is devoted to providing products and services to customers based on Siemens’ historical expertise in innovative electrical engineering and electronics. We call this component of our business Operations, which is divided into the 13 operating Groups. These Groups typically design, manufacture, market, sell, and service products and systems, or help customers use and manage those products and systems. A Group is equivalent to a reportable segment as defined by U.S. GAAP.

      Another component of our Company is made up of two Groups, involved in non-manufacturing activities such as financing, leasing, and real estate.

      For a detailed description of our business Groups, see “—Description of Business.”

      In addition, we hold non-controlling interests in a number of businesses. Other than Infineon, the most significant of these is our interest in BSH Bosch und Siemens Hausgeräte GmbH, which manufactures consumer household appliances, often referred to as “white goods.”

      Our business Groups are supported by regional units and central corporate departments. Our regional units include sales units in each region where we operate to complement the sales efforts of our individual business

Groups and take advantage of cross-marketing opportunities. Our corporate departments also support the business Groups with financial resources, human resources, planning and development and information and communications infrastructures.

      We operate through hundreds of subsidiaries, some of which are organized along the lines of our business Groups and others of which are organized on a geographic basis.

DESCRIPTION OF BUSINESS

       We review below each of our operations and financial services Groups:

INFORMATION AND COMMUNICATIONS

Information and Communication Networks (ICN)

Year ended
September 30,
2003

Total sales	€7.122 billion
External sales as percentage of Siemens net sales	8.88%
Group profit	€(366) million
Net capital employed	€722 million
Employees	33 thousand

      The Information and Communication Networks Group develops, manufactures and sells comprehensive public and enterprise communication systems, including related hardware and software, and provides a wide variety of consultancy, maintenance and other services. ICN’s worldwide customer base comprises service providers, such as network operators and internet service providers, as well as private companies, ranging from small businesses to large multinational enterprises.

      Our focus has shifted from traditional communication systems that carry primarily voice (narrowband networks) to systems that can combine voice, data and multimedia, such as video transmissions (broadband or next generation networks). Our carrier business upgrades existing voice-centered networks primarily to allow the transmission of voice, data and multimedia, based on internet protocol (often referred to as “IP convergence”), so that service providers can address new revenue opportunities while protecting their significant investments in their existing networks. For our new customers, we also design and build new IP-based networks. Our enterprise business offers comprehensive communication products and solutions designed to increase productivity of enterprises by converging their voice and data networks on a single unified network infrastructure and by integrating real-time communication applications.

      In order to make our cost structure more efficient and to focus our sales and product development efforts in the carrier business on comprehensive solutions, in fiscal 2003, we streamlined our carrier organization by combining the product offerings of the former Wireline Networks, Optical Networks and Access Solutions divisions into a new Carrier Networks division. The separate service offerings of the three former divisions were also merged and organized in a new division Carrier Service. As a result, our Group now comprises these two new divisions, together with the existing Enterprise Networks division.

      Carrier Networks. This division is a leading system provider for public fixed-line communication network infrastructure. We offer innovative and comprehensive solutions designed to reduce the operating costs of our carrier customers and to increase the efficiency of their networks. Additionally, we provide applications developed to increase our customers’ revenues by allowing them to offer more products and services such as telephone and video conferencing and to thus carry more IP-converged traffic over their networks. Our customers worldwide include telephone operators, cable and other alternative operators, data carriers, internet service providers and application service providers.

      Our product portfolio addresses each of the following three segments of telecommunication networks access, transport and control. For network access, we provide products and solutions that upgrade the part of a telephone network between a home or a business and the first network switching system (the “last mile”) to carry not only voice but data requiring very high bandwidth. We also offer broadband equipment for homes and businesses, including modems for high-speed internet access. For network transport, we offer transport solutions for optical networks, which use light waves to transmit communications signals through fiber optic cables. Our transport solutions combine hardware and software designed to deliver higher transmission rates between network elements. For network control, we provide solutions which switch and direct voice, data and video signals from one part of a network to another. Our portfolio includes products for voice switching in traditional networks and for voice and data switching in IP converged networks as well as interfaces between these narrowband and broadband networks. All our carrier products are offered under the common brand, SURPASS®.

      For multimedia applications, we provide open application programming interfaces to members of our SURPASS partner program, “weSURPASS®.” This allows “weSURPASS” partners to develop features and applications that enhance the value of SURPASS for its users.

      Our portfolio is complemented by the data routing products of Juniper Networks for which we act as a global reseller.

      Carrier Service. This new division was launched to target the growing market for carrier services. It provides services for the network operation processes of our customers. The service portfolio comprises network maintenance and professional services. Network maintenance includes comprehensive service packages, including customer interaction center, network care, repair and replacement services and “evolution services,” which allow networks to keep pace with technological developments. Our professional services focus on operational outtasking and also include consulting, design and education.

      Enterprise Networks. This division provides comprehensive real-time communication products and solutions for enterprises, government agencies and other organizations. Our products and services are based on our enterprise IP convergence architecture, called HiPath®. Our portfolio contains a comprehensive range of communications platforms, a broad offering of traditional and IP phones and software-based telephone applications for personal computers, IP-based applications for customer relationship management and remote office environments, a wide array of installation and maintenance, professional and managed services, and network security systems and solutions. In addition, our open real-time communications application suite OpenScape® merges telephony services with voice over IP and collaborative applications, such as multimedia conferencing, into a fully integrated real-time framework that simplifies business processes. As a result of the general shift towards open standards IP communications solutions, we are moving from a hardware-based business to a more software and solution-driven business. Thus, our focus is on optimizing an enterprise’s business processes through software solutions which are integrated in its existing IT structure. We design our solutions to provide customers with a prompt return on investment and to open new business opportunities for them, such as through the integration of fax, e-mail, internet and video into existing telephone call center systems.

      To strengthen our activities in real-time communications software and to drive the development of our global HiPath IP communications architecture, we acquired a majority holding in Cycos AG, a software company specializing in Unified Messaging products and solutions. This technology enables the reception, output and administration of various types of electronic messages, such as voice mail, e-mail, fax and short-message service (SMS) on different devices.

      Enterprise Networks serves its customers with systems installation, systems integration, maintenance, consulting and training services worldwide through local Siemens companies and independent distributors.

      Based on its strategy to address the next generation of networks, ICN recently introduced its LifeWorks® concept as its vision for the future of telecommunications worldwide. LifeWorks is a unified communications platform that uses our SURPASS carrier technology and our HiPath enterprise technology in order to integrate the technologies, devices and applications of enterprises and carriers and to produce a single, homogeneous communications environment where information can be accessed at any time and from any remote point.

      ICN operates its own sales force in Germany and uses dedicated personnel in Siemens’ worldwide network of regional sales units. Our global presence and our expertise in voice and IP communication allow us to deliver ready-for-use network solutions on a wide scale and of varied complexity throughout the world. Some of our more significant carrier customers include Deutsche Telekom, SBC, France Telecom, Telecom Italia and China Telecom, while our more significant enterprise customers include DaimlerChrysler, Ford Motor Company, Deutsche Bank, RWE, EON and governmental institutions, including certain departments of the United States federal government. In spite of declining markets, we have not experienced a significant change in the number of our carrier customers or in the number of our enterprise customers. Our larger contracts with both our carrier and enterprise customers often involve tens of millions of euros. We have no customer who contributed more than 5% of total sales in fiscal 2003.

      We have provided, and expect to continue to provide, some of our customers with various forms of direct and indirect financing in connection with large infrastructure projects.

      We derive approximately two thirds of our sales from Europe, with 33% from Germany, and a smaller but significant amount from the Americas, mainly the U.S.

      In line with our strategy to concentrate our manufacturing plants worldwide, we reduced the number of manufacturing plants with majority shareholding from 13 as of the end of fiscal 2002 to four as of the end of fiscal 2003.

      In fiscal 2003, we spent €839 million, or 11.8% of ICN total sales, on research and development, compared to €1.154 billion, or 12% of total sales, in fiscal 2002. We are focused on improving the efficiency of our research and development activities, which includes reducing and transferring development sites to low-cost countries as well as directing research and development efforts on targeted projects in order to decrease overhead costs and development time.

      ICN has established a number of smaller joint ventures in order to share costs and risks of developing new technologies, to manufacture products under local conditions and to ease market entry. In addition, we enter into strategic alliances in order to achieve a leading position in the market for real-time communications. A typical example is our strategic alliances with leading enterprise IT companies, such as IBM, Microsoft and SAP.

      ICN’s market continues to be characterized by:

•	Growth in the amount and speed of data communications traffic due to the increased availability of broadband access, multimedia applications, such as messaging and games, and real-time communications;

•	Continued convergence of voice, data and video communications and increasing volatility of such converged digital traffic within networks; and

•	Lower levels of capital expenditures by carriers and enterprises in established voice infrastructure.

      ICN is challenged by a changing competitive landscape. In addition to our traditional competitors, such as Alcatel, Lucent, Nortel and Avaya, recent entrants, such as Huawei and ZTE, are beginning to use an aggressive price strategy to target our traditional customers. As a result of the importance of IP convergence and the applications business, we also face new competitors which formerly focused on software, IT services or data networks, such as Microsoft, SAP, Cisco Systems and IBM.

      For ICN, market conditions remained difficult in fiscal 2003 largely due to the ongoing downturn in capital expenditures among telecommunications operators. The enterprise market suffered from a weak world-economy and reduced IT spending, particularly in the United States and Germany. Given these market conditions, ICN’s orders declined by approximately 19% in fiscal 2003.

      In response to the decline of ICN’s volume and changes in the competitive landscape, we have undertaken comprehensive adjustments to our cost structure and business portfolio and intensified our efforts in working capital management. We are continuing to implement our Profitability and Cash Turnaround (PACT) Program, begun in fiscal 2001, which is aimed at improving management of working capital, cutting costs, reducing personnel, consolidating our worldwide manufacturing structure and improving portfolio management. During fiscal 2003, we also reduced our employees by approximately 6,000, thus completing the total headcount reduction announced since we initiated the PACT Program, from 54,000 to 33,000. For additional information with respect to severance charges see Item 5: “Operating and Financial Review and Prospects—Segment Information Analysis—Operations—Information and Communications—Information and Communication Networks.”

      The large size of some of our projects occasionally exposes us to risks associated with technical performance, a customer, or a country. See “—Long-Term Contracts and Contract Losses.”

Information and Communication Mobile (ICM)

Year ended
September 30,
2003

Total sales	€9.964 billion
External sales as percentage of Siemens net sales	13.22%
Group profit	€180 million
Net capital employed	€1.367 billion
Employees	27 thousand

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

      In fiscal 2003, our Group comprised five divisions: Mobile Phones, Cordless Products, Wireless Modules, Mobile Networks and Solutions. As part of a Group-wide realignment of products, services and sales, our Solutions division was integrated into the Mobile Networks division as of October 1, 2003.

      Mobile Phones. We offer digital mobile phones for all customer segments based on the widely distributed mobile phone GSM standard as well as on the GPRS extension of GSM technology, which allows faster data transmission rates. We build our major mobile phone products from common platforms to reduce production costs while allowing us to readily tailor features for different market segments. To broaden our mobile phone line, we continue to introduce high-end products, such as “smart phones,” with multimedia capabilities. The core of our sales come from medium-and lower-priced phones designed for the consumer market.

      During fiscal 2003, we launched a variety of new products, including:

•	the SL55 phone with a distinctive design which allows it to slide open to reveal its keypad and a high level of miniaturization;

•	business phones, such as S55 and ST55, with bar design and features such as multimedia messaging (MMS), Bluetooth™ technology, an attachable or fully integrated camera, and high resolution color display;

•	fun phones, such as M55, MC60 and C60, with fashionable design and features such as MMS, JAVA™ technology, colorful displays, entertaining and easy to use menus, integrated or attached camera, polyphonic ringer, external light indicators that can change the color and intensity of their light, color display, and replaceable (CLIPit) covers;

•	market entry phones, including the A55, designed to appeal to first-time users or price sensitive customers;

•	a third generation, 3G, phone, the U10, which is based on our technical collaboration with Motorola and has a large variety of multimedia features, including video and MP3 player; and

•	a new line of fashion accessory phones under the Xelibri brand, featuring cutting edge handset design.

      During fiscal 2003, we introduced or delivered to the market several phones tailored for the United States market, including the A56, C56, CT56, S56, M56, SL56 and SX56 in order to take advantage of the shift to GSM wireless networks in the United States. Some are marketed exclusively through AT&T and others we designed for Cingular Wireless. In addition, Siemens and AT&T are co-branding the SX56, which is a combination phone and pocket personal computer already available in the United States. For Asian markets we offer the CL50 clamshell phone tailored to regional specific needs.

      Currently, we rely on Infineon and Intel as significant suppliers of semiconductors and other components for mobile handsets. As common in our industry, we use electronic manufacturing services (EMS) providers, who supply us with manufacturing capacity. We also use original design manufacturing (ODM) suppliers, who supply us with certain product design and technology features which we use to serve market specific needs.

      Cordless Products. Our cordless products portfolio, based on digitally enhanced cordless technology (DECT), covers the entire range of products for the consumer, home office, and small business segments.

      In fiscal 2003, we replaced the fourth generation of the Gigaset product family with the next generation of Gigaset DECT Phones, which have been launched in the European market. We also launched the W-LAN 802.11b and g product family for the consumer market in Europe, which enable home wireless networks using the “Wi-Fi” standard. Furthermore, we started to serve the low-priced segments of the market by introducing products under a separate brand. Cordless Products is also playing a leading role in the introduction of standardized MMS protocols for the fixed network in Europe.

      Wireless Modules. Our Wireless Modules division produces communication modules which enable wireless voice communications and machine-to-machine data transfer. Our customers include them in personal data assistants, smart phones, vending machines, traffic control systems, burglar alarms, measuring instruments, navigation systems, automotive communication systems and other electronic systems and devices.

      Our communication modules are based on the GSM and GPRS standards. In fiscal 2003, our MC 45 module was the first tri-band 900/1800/1900 MHz GPRS class 10 module to be introduced in the market and our TC45 was the first dual-band 900/1800 MHz GPRS module with integrated JAVATM technology to be introduced in the market. The TC45 allows easy integration of application-specific software.

      Mobile Networks. The Mobile Networks division provides wireless network operators with a complete range of products for building, expanding, and enhancing GSM, GSM-Railway, GPRS, EDGE and UMTS (W-CDMA) mobile network technologies as well as microwave networks. The division’s product portfolio includes base stations and switching systems for mobile communications networks and microwave technology systems for faster and more cost-effective network rollout. Additionally, the division offers hardware and software platforms that enable the delivery of prepaid, payment and location-based services. Based on industry estimates of market share, our Mobile Networks division is among the leading global providers of GSM and W-CDMA networks and prepaid services.

      The universal mobile telecommunications system (UMTS) standard used in 3G networks offers faster and more reliable transmission of voice, data and multimedia communications over mobile phones through higher efficiency and speed of radio transmission. These new types of mobile network are expected to provide a platform for wireless Internet access and a variety of new applications. Supported by Mobisphere, our joint venture with NEC, we have already been awarded 25 commercial contracts for 3G network projects. Despite the uncertainty surrounding the timing of the build-out and deployment of UMTS networks, we believe we are well positioned in the European UMTS market at this still early stage. We are currently working on a number of rollouts of W-CDMA infrastructure in Europe and Asia. Through a new joint venture with Huawei discussed below, we intend to further the progress we have made in the development of TD-SCDMA (a Chinese standard for 3G networks) in cooperation with the China Academy of Telecommunications and Technology.

      Solutions. This division offers its customers the integration and hosting of mobile applications and content packages. The Solutions division focuses on customized solutions in the areas of multimedia services, messaging services and location-dependent services, which use the Mobile Networks division’s platforms as well as third-party technology platforms to provide applications and content tailored to customer needs. The division provides these solutions in conjunction with a comprehensive partner program. In addition, we offer first-class messaging solutions together with strategic partners. Our main customers are mobile network operators and also mobile internet service providers. We offer them customized solutions including project-driven design, integration and hosting services.

      In fiscal 2003, our Siemens Mobile Acceleration GmbH continued to make strategic investments in start-up companies in the mobile business field.

      In fiscal 2003, our Mobile Networks division entered a strategic alliance with Cisco to develop mobile IP products. The Mobile Networks division also signed a memorandum of understanding to participate as a 51%

owner in a joint venture with Huawei Technologies to develop, manufacture and market TD-SCDMA technology. We expect to make a significant investment in the joint venture in order to be able to utilize the spectrum allocated by the Chinese government to TD-SCDMA in October 2002. Our other divisions also continue to be actively involved in collaborative ventures. For example, Mobile Phones participates in Symbian, a joint venture involving wireless industry leaders, including Nokia, Ericsson, Matsushita, Psion and Sony Ericsson, for the development of open standard operating systems, to promote smart phones based on Symbian operating systems.

      ICM is also a member of OMA, the Open Mobile Alliance, which is a standardization body for mobile applications. OMA has approximately 320 member companies covering the entire value chain of the mobile telecommunications business: mobile operators, wireless vendors, IT vendors and content/ service vendors. OMA’s goal is the creation of an open mobile software and services market through the global standardization of mobile services architecture.

      In fiscal 2003, we spent €1.123 billion, or 11.3% of ICM’s total sales, on research and development, compared to €1.231 billion, or 11.1% of total sales, in fiscal 2002. The Mobile Phones division is developing the first products based on the Symbian OS/Series 60 operating system that feature multimedia capabilities such as audio and video streaming. Cordless Products is a leading technology and innovation driver for the new fixed-line MMS standard in Europe. In addition to Mobile Networks’ significant long-term development efforts in UMTS, it has focused development efforts on GPRS and EDGE (which is a further enhancement of GPRS data transmission speeds) technology. With other leading industry participants, such as Ericsson, Huawei, NEC and Nortel, Mobile Networks also launched the Common Platform Radio Interface (CPRI™) initiative. The CPRI™ focuses on a 3G radio base station design that divides the radio base station into a radio and a control part, by establishing one new public interface as the sole connecting point between the two parts. This is intended to allow each of the two parts to better benefit from technology advancements in its respective area.

      The technology relevant to our business continues to grow more and more complex, and the functionality of different products increasingly overlaps. As a result, ICM, like other competitors in the wireless market, may be more likely to face patent infringement and other intellectual property-related claims, which could have a negative impact on our competitive position.

      Our Mobile Phones and Cordless Products customers are primarily large telecommunications operators, distribution companies and consumer retailers. Our Cordless Products division also sells cordless and corded telecommunications equipment to ICN for resale to business customers as part of complete telecommunications solutions. Customers of our Wireless Modules division primarily include information and communication device manufacturers, car manufacturers, IT vendors and other businesses. Customers of our Mobile Networks division primarily include mobile network operators. Customers of our Solutions division also include mobile network operators, as well as service providers and a variety of enterprises.

      In fiscal 2003, we made further progress in building our North American customer base as network providers in the United States continue to shift to GSM technology. AWS (AT&T Wireless) and Cingular are among Mobile Phone’s major customers. In South America, we are taking advantage of the shift from TDMA to GSM technology and the build-out of GSM in general to grow our handset business.

      We have provided and expect to continue to provide some of our customers with various forms of direct and indirect financing in connection with large infrastructure projects, including build-outs of 3G networks.

      Our products and services are sold through our own sales units in approximately 70 countries, as part of Siemens’ worldwide network of regional sales units.

      We derive over half of our sales from Europe and a smaller but significant amount from the Asia Pacific region.

      We have approximately ten significant manufacturing and assembly locations worldwide, including six in Europe, of which four are located in Germany.

      With increasing mobile phone penetration and the maturing of the GSM network market, the markets for mobile phones and especially for wireless network products have continued to suffer, particularly in Europe. Since fiscal 2001, demand for mobile phones was impacted by unfavorable economic conditions, and the industry suffered from excess inventories, oversupply and significantly reduced market prices for mobile handsets. Following the significant decline in fiscal 2002, the wireless network market has declined at an even greater rate in fiscal 2003. The prospects for stabilization and recovery in both the mobile phone and network markets will depend on various factors, including: the timing and rate of investment in third-generation UMTS infrastructure and products, the timing and success of the commercial launch of 3G products and services and their widespread acceptance by consumers, and a general improvement in consumer confidence. These developments remain uncertain, in part due to the development of worldwide economic conditions and the severe financial constraints to which many wireless network providers are subject.

      Given the sustained weakness of the market, ICM has continued its productivity programs, which were initiated in fiscal 2001. During the course of fiscal 2003, the total number of ICM employees was reduced by approximately 6%. In July 2003, we announced our intention to further increase our productivity by an additional €1 billion in cost reduction throughout the entire Group, including an additional planned reduction of 2,300 jobs, through fiscal 2004. For additional information with respect to severance charges see Item 5: “Operating and Financial Review and Prospects—Segment Information Analysis—Operations—Information and Communications—Information and Communication Mobile.”

      On an ongoing basis, demand for our products, systems and solutions depends on continuing growth in communications and information technology use in the areas and standards we serve. The mobile phone industry is in transition from a voice-centered market to one that includes significant data services, and future demand for wireless equipment may depend on the availability and acceptance of such data services, as well as worldwide economic conditions. Demand for wireless equipment will continue to be affected by the financial constraints facing most telecommunications operators, especially in Europe, which limit their ability to invest in wireless infrastructure. Demand for our mobile and cordless phone products also typically fluctuates by season, with most of the sales to the end-consumer historically occurring around the Christmas holidays. Due to generally short product life cycles in our mobile handset business, to remain competitive we must be able to design and successfully bring new products to market quickly and in sufficient amounts to meet customer demand.

      We compete with both large, established mobile handset and network telecommunications manufacturers with a broad focus as well as smaller start-up companies concentrating on particular market niches. In addition, we experience new competitors with strong regional focus, for example China, who build on their low cost structures and ability to integrate third-party modules and components to produce their own mobile phones. Although competition differs by type of product, consolidation in this industry is likely to occur as companies adjust to address the increasing convergence of voice, data and multimedia communications. Some of our most significant competitors include Nokia, Motorola, Nortel, Ericsson, Sony-Ericsson and Samsung in mobile phones and mobile networks and Matsushita, Atlinks, Panasonic and VTech in other digital communications products. Additional competitive pressure in mobile phones is coming from network operators who are beginning to sell phones under their own brand (white label phones). Forward integrating chip or EMS manufacturers could also enter our markets, as they are able to build more and more of the phone functions directly into their chips or possess the necessary manufacturing know-how. Additionally, Nokia and Microsoft are licensing their open standard operating systems to other handset manufacturers that compete with us. In Mobile Networks, we are facing both low-cost competitors as Huawei and traditional IT firms such as Cisco, who are strengthening their market positions. In Wireless Modules, we are facing competition mainly from Wavecom and semiconductor companies such as Intel, Infineon and Texas Instruments. Solutions is confronted with intensifying competition from telecommunications suppliers such as Ericsson and IT integrators such as Cap Gemini. As a general matter, the most important competitive factors in our business include speed in technological innovation and product design, the ability to design products compatible with the existing dominant standards, the ability to manufacture products in sufficient quantities to meet demand and the ability to attract and retain engineering talent necessary to develop products for emerging standards. However, as consumer choices in the handset market are increasingly driven by lifestyle considerations, product design and marketing are gaining in importance.

      The large size of some of our projects occasionally exposes us to risks associated with technical performance, a customer, or a country. See “—Long-Term Contracts and Contract Losses.”

      Several recent or proposed governmental actions may have an impact on our sales and costs. These include the European Union (EU) directives concerning the disposal of used electronic equipment and the reduction of hazardous waste, and the possible establishment in the EU and other major markets of limits on the Specific Absorption Rate (SAR, a measure of the rate at which radio frequency energy is absorbed by the body) for hand-held phones and other devices. See “—Environmental Matters.” We are already running pilot projects intended to assure our compliance by the applicable dates. The impact which these environmental regulations might have on our sales or profitability would depend in part on how they are implemented through national legislation and enforced.

Siemens Business Services (SBS)

Year ended
September 30,
2003

Total sales	€5.205 billion
External sales as percentage of Siemens net sales	5.34%
Group profit	€13 million
Net capital employed	€294 million
Employees	35 thousand

      Siemens Business Services provides information and communications services to customers in industry, the public sector, financial services, telecommunications, transport, and utilities. SBS designs, builds and operates both discrete and large scale information and communications systems, and provides related maintenance and support services.

      Since its establishment in 1995, SBS has expanded its activities to encompass the design and building of information technology systems, initially for Siemens and increasingly for external customers, who now account for approximately 76% of total sales. SBS has also expanded into the operation of communications systems to provide comprehensive information technology and communications solutions from a single source. SBS creates these solutions for customers by drawing on our management consulting resources to redesign customer processes, on our professional services to integrate, upgrade, build and install information technology systems, and on our operational capabilities to run these systems on an ongoing basis. In fiscal 2003, we generated approximately 28% of our total sales from our solutions business, 47% from operations-related services and 25% from product-related services.

      SBS has three divisions which reflect the types of services we offer. The Solution Business division offers project-oriented consulting, design and implementation services. These include selecting, adapting and introducing new solutions to support business processes as well as integration of systems and enterprise applications. Many of our solutions are based on software platforms from our partners, such as SAP. The Operation-Related Services division provides outsourcing services (operation of an entire business process) and outtasking services (performing one or more discrete tasks that are part of such business process), with a focus on full-scale IT operations spanning hosting, call center, network and desktop services. The Product-Related Services division offers infrastructure maintenance, including hardware and software maintenance and infrastructure service solutions, including security services and concepts designed to minimize business process interruption caused by failures in the IT infrastructure.

      This divisional structure is supported by a regional organization according to geographic area.

      SBS provides information technology solutions and services designed to support and optimize the following core processes of its customers:

•	customer relationship management, to assist businesses in aligning their organizations to better serve the needs and requirements of their customers; in this area, SBS offers solutions for integrated management of all sales, marketing and customer care activities, including operation of call centers and the supply of sales control systems that allow businesses to follow and maintain their customer relationships by gathering and analyzing sales information;

•	business information management to improve our customers’ business processes, by electronically structuring, processing, analyzing and evaluating data and information, and making it available around the clock; our portfolio in this area includes services and solutions for business information, document and product data management;

•	supply chain management to facilitate the efficient interplay of all of a business’ operational processes with those of its suppliers, from receipt of orders through production and shipment, enabling optimization of delivery times, capacities, inventories and production processes and cost reductions; SBS offers a complete portfolio of offerings in this area from planning, design and implementation of a customer’s production and logistics information technology systems to the operation of production and logistics systems as an outsource services provider;

•	enterprise resource management to optimize a customer’s internal management and production processes through the supply and support of configurable software packages for integrated management of a wide variety of the customer’s business processes, from procurement to manufacturing and distribution to treasury management and accounting functions in different industries; SBS tailors standard software packages to a customer’s requirements to create a solution, optimizes it, makes it available throughout the enterprise and offers global, around-the-clock support for it; and

•	e-commerce systems and solutions in a range of industries that allow customers to offer a variety of Internet-based services through design and implementation of software for on-line media, communications and transactions.

      Most of our consulting and design services relate to information technology and communications systems that we also build or operate. SBS can design and build systems and provide services using the software of many companies with which it has established relationships, such as SAP, Microsoft, Siebel, i2 Technologies, Oracle and Computer Associates. We also provide technical support and maintenance of existing information and communication systems. As part of our outsourcing services, we provide the operation of an entire information technology system or only one or more discrete services, from data storage and processing to billing. Going forward, SBS will continue to focus such outsourcing activities on its IT core competencies. In a continuation of this strategy, we acquired in fiscal 2003 a majority stake in Sinius, which specializes in outsourcing IT services for financial service providers in Germany.

      Currently, the Group is in particular focusing its efforts on the manufacturing industry, the public sector and financial services. Among our larger customers are Wincor-Nixdorf, Fujitsu Siemens Computers, Deutsche Bank and National Savings & Investment. Siemens businesses collectively continue to be our largest customer. Nevertheless, the percentage of our revenue derived from Siemens has declined, due in part to market conditions, which have led to a general decline in IT budgets across the majority of the Siemens business Groups. Although we compete with external service providers for all Siemens contracts and each Siemens business Group determines on an arm’s length basis whether to do business with SBS, we remain the largest supplier of information technology and communications services to Siemens.

      SBS is active worldwide in more than 40 countries. We have traditionally generated most of our sales in Germany, followed by a significant percentage of sales to European countries outside Germany. SBS has its own sales and delivery force, as well as relationships with local companies that act as dedicated delivery partners in certain smaller markets, such as Asia Pacific and South America.

      Continuing weakness in the IT services market, and in the e-business sector in particular, has reduced demand across our market segments. In response, we continue to concentrate on improving our profitability through cost-cutting measures, including adaptation of capacity, primarily through work-hour reductions and limitations on third-party contractors, personnel outsourcing, as well as several programs intended to enhance our operational efficiency.

      Our most significant competitors vary by region and type of service. A few are global, full-service IT providers such as IBM’s Global Services division and EDS. Our competitors that focus more narrowly on specific regions or customers include T-Systems, a unit of Deutsche Telekom, in Germany and Capita in the United Kingdom. Those focusing on a particular service include Accenture in consulting, Cap Gemini/ E&Y in systems integration and Affiliated Computer Services in outsourcing. As a service business, SBS needs a strong local presence and the ability to build close customer relationships and provide customized solutions while achieving economies of scale and successfully managing risks in large projects.

      Difficult market conditions have led to a consolidation among our larger competitors, as reflected by the following developments: the acquisition of PwC Consulting by IBM’s Global Services division, the acquisition of KPMG Consulting’s United Kingdom and Netherlands businesses by Atos/ Origin, and the merger of Hewlett-Packard with Compaq. In addition, many recently founded companies have either become marginal competitors or gone out of business. Nevertheless, the markets in which we operate remain fragmented.

      The large size of some of our projects as well as the long-term frame contracts with our largest customers occasionally expose us to technical performance, customer or country-related risks. In the past, we have suffered significant losses in connection with such risks. Risks associated with long-term outsourcing contracts also remain a management focus at SBS. See “—Long-Term Contracts and Contract Losses.”

AUTOMATION AND CONTROL

Automation and Drives (A&D)

Year ended
September 30,
2003

Total sales	€8.375 billion
External sales as percentage of Siemens net sales	9.64%
Group profit	€806 million
Net capital employed	€1.925 billion
Employees	50 thousand

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

      Low voltage control and installation technology products include low voltage switchboards, circuit protection and distribution products and command and signaling devices. These products are used in the control cabinets of switchgear and control gear manufacturers and automation providers, who in turn serve producers of mechanical and electrical machinery and companies in the construction industry. We also offer electrical installation products such as circuit protection systems, small distribution board systems, wiring devices, switches and sockets for the distribution of electricity in residential and industrial buildings. Our modern “bus” systems for communication and monitoring links products and systems together and further links these to building automation systems. The “bus” systems are used principally in residential buildings and large commercial facilities such as plants and office buildings. In this area, we increasingly combine systems designed to optimize power distribution and management, which we market under the name “totally integrated power,” with factory automation systems, which we market under the name “totally integrated automation.”

      Manufacturing automation products include programmable logic controllers (PLCs), human machine interfaces (HMIs) for integrated automated systems using a single system platform, and industrial communications systems. Our main customers are the durable goods and capital equipment industries, especially mechanical engineering companies. In addition, we integrate these products into industry- or customer-specific hardware and software solutions and, for the automotive industry, plan, engineer and sell complete manufacturing automation solutions. Our products continue to keep pace with innovations in software and Internet-based capabilities.

      Motion control and drive systems products include motors, drives and computerized numerical controls (CNCs) for machine tools, as well as automation and drive equipment for all types of production machines and material handling equipment. We also sell motors and drives from low to high voltage for various applications in different industries and in infrastructure facilities. Applications include rolling mills and ships, engines for all kinds of rail vehicles and ventilation and water and waste water transportation systems. We have recently developed and introduced a common drive platform, SINAMICS™, which we expect to utilize in drive systems across product areas.

      Process automation engineers and sells process instrumentation and analytics to companies in the raw materials and other materials processing and capital equipment industries. We plan, engineer and sell complete solutions that integrate these products for specific applications in the chemical, pharmaceutical, food and beverage, and non-metallic minerals industries. We use our computerized process control system, which we continually develop, as the basis for our batch and process solutions.

      In all of our business Units, we supply consulting, design and support services to our customers, both independently of and as a part of our sales contract work.

      To offer our customers a broad portfolio of products and systems as a “one stop shop” supplier, we are strengthening our market position through acquisitions and joint ventures in the field of process instruments and drive systems. In September 2003, we enhanced the product and technology portfolio of our process automation business by acquiring the Flow Division of Danfoss, a leading manufacturer of electronic devices for the flow measurement of liquids and gases. The business employed about 450 people at two production sites and achieved annual sales of approximately €60 million in 2002. The acquisition complements our existing product offering and gives us access to important customers in Europe and Asia.

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

      For many years, we have also cooperated closely with customers in the automotive and chemical industries and we are working to expand both our business and our cooperation in this area. To meet the distinctive needs of our customers in these industries, we have developed a broad range of standardized products tailored to specific industry segments, thus increasing efficiency in the planning, construction and commissioning of plants. A&D serves a wide group of customers, but other Siemens business Groups, such as Transportation Systems (TS), Industrial Solutions and Services (I&S) and Power Generation (PG), considered together, traditionally comprise our largest single customer, accounting for approximately 14.5% of our total sales in fiscal 2003. Since a portion of our business involves contracts for large scale automation solutions, our list of significant customers may vary significantly from year to year.

      We derive nearly three quarters of our sales from Europe, with 42% from Germany, and a smaller but significant amount from the Americas, mainly the U.S.

      We have 53 significant manufacturing and assembly locations around the world, including 22 in the Americas, nine in Asia, and 22 in Europe, of which eleven are located in Germany.

      In fiscal 2003, we spent €515 million, or 6.2% of A&D’s total sales, on research and development, compared to €511 million, or 5.9% of total sales, in fiscal 2002. Our research and development efforts are currently focused on implementing technological progress in micro-electronics, software technology and industrial communication into our products, systems and solutions; improving the usability of our products; and enlarging the field of our activities.

      Weak capital spending in machinery and equipment caused by difficult worldwide economic conditions characterized the market for all our products throughout fiscal 2003. This development continued to negatively affect our sales and orders across all our geographic markets, with the exception of China. Our business activities in the United States continued to be impacted by the weakness in the North American automotive and machinery sectors where a large number of our customers is concentrated, but was partly offset by improvements in the residential construction market.

      An important goal in light of current economic conditions is sales growth in our traditional markets in Germany and Western Europe and continued expansion in the Americas and the Asia-Pacific region, in particular China. In addition, we intend to increase our profitability through productivity improvements and continuous cost management. In this regard, we have reduced headcount at our U.S. operations, consolidated production facilities and shifted production to lower cost locations. In fiscal 2003, we have undertaken a re-allocation of business activities among our various divisions with the aim to increase internal efficiencies. We have continued to improve our portfolio through disposal of several small non-core operations during fiscal 2003. For example, we sold our stake in Siemens Telecom Power Supply Ltd., Shanghai, a joint venture for the supply of telecom power supply products and services to the Chinese market because the telecom industry no longer fits our industry focus.

      Over the last several years, consolidation in our industry has occurred on multiple levels. Suppliers of automation solutions to manufacturing companies have supplemented their activities with drives technology. Suppliers of manufacturing and process control systems are cooperating or combining through acquisitions or cooperative ventures with suppliers of field technology and outsource facility operation and monitoring activities to form comprehensive automation suppliers. The rate of consolidation has slowed due to the economic downturn, which has compelled some competitors to divest parts of their businesses. Most recently, for example, ABB and Invensys sold or announced plans to sell significant parts of their operations.

      Intense competition and rapid technical progress within this industry place significant pressure on prices. Average product lifetimes in our businesses tend to be short, typically from one to five years after introduction, and are even shorter where software and electronics play an important role. Product lifetimes tend to be longer in motors and in circuitry. We estimate that approximately 75% of our total sales in fiscal 2003 was generated by products that were introduced within the last five years.

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

Industrial Solutions and Services (I&S)

Year ended
September 30,
2003

Total sales	€4.012 billion
External sales as percentage of Siemens net sales	3.92%
Group profit	€(41) million
Net capital employed	€167 million
Employees	26 thousand

      Industrial Solutions and Services provides innovative solutions and services designed to enable our customers to improve their competitiveness. Our offerings cover the entire life cycle of industrial and infrastructure facilities, from consulting and planning through installation, operation, integration of IT-solutions, maintenance and modernization.

      Our four core competencies are:

•	industry sector solutions for customers in materials processing industries and infrastructure-related industries including automation, instrumentation, drives, power distribution and control systems;

•	information technology solutions that enhance productivity in facilities for manufacturing and materials processing by linking different levels of automation, process control and management information systems;

•	technical services, including plant construction and modernization, on-call and logistics services and integral plant maintenance, as well as auxiliary process management services provided to customers in a broad range of industries; and

•	traffic control, including traffic guidance systems and transport telematics, enables us to integrate different technologies and services into solutions for modern traffic management, resulting in improved traffic mobility.

      In fiscal 2003, we realigned the solutions and services we provide into the following four divisions:

      Industrial Plants uses industry-specific expertise to design, engineer and deliver solutions tailored to the needs of customers in various industry sectors. Increasingly, we focus on offering complete solutions rather than solutions that only serve a specific function. For metal and paper-processing industries we provide automation and process control systems, drive systems and electrical equipment used in plants that make, roll and process steel and in mills producing pulp and paper. For the open-pit mining industry we offer solutions including electrical power, drive and automation systems for bulk material handling and processing. We also provide solutions for off- and onshore operations of the oil and gas industry, including power and integrated drive systems, automation and process control. Our solutions and services in the oil and gas segment address both upstream exploration as well as midstream transportation and pipeline activities. In the water/ wastewater sectors, our offerings range from industry-specific solution packages (such as process simulation) to supplying the entire spectrum of automation, process control, drive systems and electrical equipment for plants. We also deliver propulsion drives and integrated electrical systems for ships as well as drive systems, fuel cells and automation systems for submarines.

      Intelligent Traffic Systems offers automated systems for urban and interurban traffic control and management. These systems include information technology for traffic detection, information and guidance and parking space management, in addition to solutions for electronic tolls and tunnel traffic guidance and access control. Our airfield technologies business provides systems and solutions for the accurate monitoring, navigation and control of aircraft ground movement, as well as a variety of lighting systems for the visual guidance of traffic on the airfield.

      Industrial Services is our largest division, typically accounting for approximately half of I&S’ total sales. It is responsible for our industrial technical services activities, providing a wide range of technical services covering each stage of the life cycle of industrial plants, infrastructure facilities and utilities. We serve customers in a variety of industries. Under the trade name Siemens Industrial Services we provide engineering and general contracting services for plant construction and modernization and deliver on-call and logistics services, maintenance services, including predictive maintenance, as well as auxiliary process management services. We are active globally on a local basis through a network of about 200 service locations in more than 50 countries with nearly 14,000 employees. Our strong local presence allows us to be close to our customers, increasing speed and efficiency in delivering our services.

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

      Together with the reorganization of our divisions in fiscal 2003, we continued efforts to rationalize our organization in order to improve profitability and competitiveness. Our goal is to focus I&S on its core competencies and higher margin businesses. We are in the process of adjusting our business portfolio by discontinuing low-end activities, primarily within our Industrial Services division, which are considered to lack the size and potential to be restored to target profitability in the near term, such as conventional installation services and basic engineering. These activities and other non-core businesses have been transferred into a temporary division. In addition, we have transferred some of our non-core businesses to other Siemens Groups where we believe they will present a better fit with the Groups’ existing business portfolios. We have also proceeded with the implementation of productivity improvement and cost-reduction programs, including a decrease in headcount in fiscal 2003. Our rationalization program will continue in fiscal 2004. For additional information with respect to severance charges see Item 5: “Operating and Financial Review and Prospects—Segment Information Analysis—Operations—Automation and Control—Industrial Solutions and Services.”

      We are a multiple source vendor and selectively purchase products and systems regardless of their manufacturer. We cooperate extensively with Siemens’ A&D and Power Transmission & Distribution (PTD) Groups, integrating their products and systems into the solutions we design and deliver.

      Our Industrial Plants division derives its sales revenues primarily from projects awarded on the basis of internationally solicited tenders. These projects tend to be performed under long-term, high-value contracts with a relatively limited number of customers. Intelligent Traffic Systems works predominantly with state and municipal customers under long-term fixed-price contracts. Our Industrial Services and IT Plant Solutions divisions provide services to numerous customers across a variety of industries, as well as to our Industrial Plants division and other Siemens Groups, principally A&D, Power Generation, PTD and Transportation Systems. While transactions with Siemens traditionally comprise the most significant portion of these divisions’ total sales, accounting for approximately 34% for the Industrial Services division and 54% for the IT Plant Solutions division of their sales in fiscal 2003, our goal is to expand the portion of business we conduct with outside customers.

      We market our services to our customers primarily through our own dedicated sales force, supplemented by Siemens’ worldwide network of regional sales units. We derive most of our total sales revenue from Europe and a smaller, but significant, amount from the Americas. In fiscal 2003, we generated almost three quarters of total sales from projects and services performed in Europe, with 47% in Germany. In Europe, our primary goal is to increase our business outside of Germany. We are also seeking to continue our growth in selected markets in the Americas and Asia.

      Most of our research and development is undertaken in connection with specific projects for our customers, and our reported research and development expenses do not reflect those activities. Therefore, I&S does not traditionally incur high expenses relative to sales for research and development. In fiscal 2003, we spent €35 million, or 0.87% of I&S’ total sales, on research and development, compared to €44 million, or 0.98% of total sales, in fiscal 2002. Our principal ongoing research efforts relate to industrial information technology, innovative automation, drive systems and power supply as well as e-solutions. These include, for example, Internet-based technologies, such as remote commissioning, diagnosis, monitoring and control of industrial systems and facilities. We are also developing self-training expert systems for improved plant diagnosis and troubleshooting as well as tools for plant simulation in order to optimize plant efficiency in areas such as production output and energy consumption.

      Our competitors vary by business area and region. They range from large diversified multinationals to small, highly specialized local companies. I&S’ main competitors internationally include ABB, General Electric, Honeywell, Invensys and Alstom. Our Industrial Services division also competes with a large variety of small locally based suppliers of contracting, maintenance and support services. Unlike our principal competitors, we have not limited our Industrial Services business to particular industries, allowing us to take advantage of the growing demand for outsourced maintenance and support services in a variety of industries, including those for which Siemens does not provide products or systems and irrespective of the manufacturer of the original system or facility. We believe that our competitive advantage is our unique combination of competence in the industry sector, information technology and technical services fields.

      The large size of the projects performed by our Industrial Plants division occasionally exposes us to risks related to our technical performance, to a customer or to a country. For further information on such risks, see “—Long-Term Contracts and Contract Losses.” We have not experienced material losses in the past in connection with these risks.

Siemens Dematic (SD)

Year ended
September 30,
2003

Total sales	€2.600 billion
External sales as percentage of Siemens net sales	3.29%
Group profit	€(218) million
Net capital employed	€877 million
Employees	10 thousand

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

      Our Material Handling Automation division designs, manufactures and assembles integrated distribution and factory logistic systems. We are organized into three regional business groups covering Europe, the Americas and Asia-Pacific. Each group consists of local market oriented units serving different customer segments. We automate materials flow, handling and logistics processes for major retail and wholesale operations and durable and non-durable goods manufacturers, principally in the chemical, pharmaceutical, food and beverage, and automotive sectors, through our Distribution, Industrial and Automotive units. Our Warehousing, Government, Postal & Parcel Operations (for government contracts) and Airport-Baggage/ Cargo units automate parcel, freight, baggage and cargo handling for third-party warehousing and forwarding agents and airports. In this division, we focus on globally standardized product and systems development, planning, information technology, material handling automation architecture and consulting in support of our systems sales. This division represents more than half of SD’s total annual sales.

      Postal Automation provides equipment for sorting of both standard and large letters (so-called flats); reading and coding systems; postal information technology; mail security solutions; and postal services such as product-related after-sales services and general contracting. Key customers for this business are the traditional post and parcel services, including the German and U.S. postal services. The U.S. Postal Service is our largest customer in this division, accounting for more than 5% of Siemens Dematic’s sales in fiscal 2003. Our potential customers include private parcel and package carriers, of whom FedEx, UPS and DHL are current customers, and are served jointly with the Material Handling Automation division.

      In both our Material Handling Automation and Postal Automation divisions, we deliver value to our customers through the intelligent combination of electronics, software and mechanical elements in our integrated systems, solutions and services. Our products feature a wide range of transport systems and sorters. They are designed, using our industry specific knowledge, for precise control of materials flow and utilize optical character recognition systems in conjunction with complex computer software. Both businesses are involved in the design, manufacture, integration, installation and service of systems and solutions. Other Siemens businesses and outside sources typically supply us with various components. For example, we purchase our electro and electronic equipment, including drives and programmable logic controllers, and some software from A&D. Our Material Handling Automation and Postal Automation divisions have been negatively affected by declining capital spending by the manufacturing industry and logistics and postal service providers. The effect has been exacerbated by excess capacity resulting in part from the cessation of operations by many Internet retail businesses, whose relatively new product-handling and logistics systems are offered for sale in secondary markets. Despite this adverse environment, the Material Handling Automation division was able to secure important orders in fiscal 2003, such as the installation of baggage handling systems at Denver Airport, automated tray handling systems for the U.S. Postal Service and a parcel sorting system for the UPS distribution center at the Cologne/Bonn airport. Additionally, in conjunction with Boeing, the division completed the initial phase of a project for the U.S. Transportation Security Administration for the implementation of baggage screening and explosive detection systems at several hundred U.S. airports.

      We expect, that going forward, our Material Handling Automation division will benefit from an increase in demand from traditional customers investing in integrated solutions. We believe that these integrated solutions—including information technology systems and our industry knowledge—create opportunities to increase our customer base. In addition, as formerly government-owned postal and airport authorities are deregulated and privatized, we believe that competition in the markets in which they operate will continue to increase. We expect that companies attempting to compete effectively will increase their investment in integrated, automated systems and technologies in order to improve their productivity and speed, creating an opportunity for us. Furthermore, due to our large installed base of postal, logistics and production automation systems, we aim to generate sales over the coming years through value-added upgrading and servicing of this equipment base.

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

      Throughout most of fiscal 2003, this business has continued to experience an on-going weakness in the electronics industry market caused primarily by the decline in technology investment in the U.S. and the downturn in the global telecommunications industry, which had a negative impact on the level of sales and new orders and profitability in this division. We are shifting business focus to the Asia-Pacific region, where many of our customers have moved their manufacturing locations. We are also penetrating new market segments for our placement systems through the introduction of products designed for mid-range companies with low to medium volume production requirements, variable batch sizes and frequent product changes.

      In fiscal 2003, we sold our Assembly and Plastics Technology business to Rohwedder AG because the nature of this business, engineering and building unique equipment for customers, does not fit our overall strategy of offering standardized solutions. As part of a goal to focus on our core placement systems business, we also transferred the rights to our wafer identification technology, which allows semiconductor manufacturers to identify and trace wafers and therefore quickly recognize and correct problems, to Cognex Corporation.

      We distribute our products primarily through our own sales force in Germany and our own local SD distribution companies throughout the world.

      We derive the majority of our sales from Europe and the U.S.

      We have four significant manufacturing and assembly facilities in Germany and two in the United States.

      In fiscal 2003, we spent €134 million or 5.2% of SD’s total sales on research and development, compared to €153 million, or 5.1% of total sales, in fiscal 2002. Main areas of focus in the Electronics Assembly business, include a new high performance SMT placement product as well as the development of standardized modules which can be used across our various placement machine platforms. In the Material Handling Automation business, a main area of focus is so-called mechatronics. The objective of this initiative is the development of a globally applicable standard product family for conveyors. The aim is to reduce product and project costs (through increased economies of scale in manufacturing and project engineering, and reduction of project technical risks) and to increase the efficiency of our system development by improving repeatability, through increased modularity of our products and solutions.

      To address the challenging market environment, we continued to focus in fiscal 2003 on improving profitability, including decreasing costs by reducing headcount and consolidating our production facilities. In fiscal 2004, we will further enhance our productivity improvement program. These efforts also include a shift of resources and attention to what we view as the most promising markets, for example, in the case of Electronics

Assembly Systems, from Europe and the Americas to the Asia-Pacific region. We have recently expanded our presence in China and are exploring the possibility of establishing manufacturing locations in the Asia-Pacific region. We have also focused on improving revenue generation from our service business. Furthermore, we have placed special emphasis on project management initiatives, in particular leadership development, additional training of project managers, performance controlling and benchmarking. Other measures designed to enhance profitability included increasing our efficiency in purchasing and reviewing our portfolio with a view toward divesting non-core activities.

      Our main competitors in our Material Handling Automation and Postal Automation businesses are FKI Logistex (including the former Crisplant), Daifuku, Swisslog, Northrop Grumman (including Solystic), Lockheed Martin, Elsag, NEC, Toshiba, Pitney-Bowes and Bell & Howell. Other competitors operate within niche markets or market specialized technologies to their customers; these include Vanderlande, Schaeffer-Noell and Duerr. Competition in this area is strong due to weakened demand and excess capacity. Several of our competitors in the Material Handling Automation business are strengthening their presence in the U.S. market, a region from which we derive a substantial portion of our revenues. Major competitors of our Electronics Assembly Systems division include Panasonic Factory Solutions, Fuji Machine, Universal Instruments, a subsidiary of the Dover Group, and Assembleon. Panasonic Factory Solutions has recently introduced a product which directly competes with our key high speed electronic assembly system HS-50. In our recently entered market segment for mid-range placement machines we compete with Yamaha and Juki.

      The large size and complexity of some projects performed by our Postal Automation and Material Handling Automation divisions exposes us to risks related to technical performance. For further information on such risks, see “—Long-term Contracts and Contract Losses” and Item 5: “Operating and Financial Review and Prospects—Segment Information Analysis—Operations—Automation and Control—Siemens Dematic.”

Siemens Building Technologies (SBT)

Year ended
September 30,
2003

Total sales	€4.990 billion
External sales as percentage of Siemens net sales	6.34%
Group profit	€101 million
Net capital employed	€1.447 billion
Employees	33 thousand

      Siemens Building Technologies provides products, systems, solutions and services for monitoring and regulating the temperature, safety, ventilation, electricity, lighting and security of commercial and industrial property, tunnels, ships and aircraft. In addition, we also provide planning, management and technology related electrical contracting services in connection with building projects. Finally, we also operate and maintain entire building sites as an outside technical facility management service provider.

      SBT consists of the following six divisions:

      Security Systems offers solutions and services for electronic building security, including intruder detection and alarm systems, closed circuit television video surveillance, personal identification and building access control systems, as well as centralized monitoring and control of each of these individual systems.

      Fire Safety offers solutions and services to the non-residential markets for fire detection and protection, including computerized gas leakage and fire alarms and non-water based fire extinguishing systems, as well as comprehensive computer-based danger management systems that centrally monitor and control each of these individual systems.

      Fire & Security Products manufactures and sells electronic security and hazard protection products and systems, including complete computerized fire, gas leakage and intruder detection and alarm systems. It sells these components to our solutions providers, the Security Systems and Fire Safety divisions, and also sells its products and systems to small electrical installers, value-added partners who implement such products and systems in their own solutions and to original equipment manufacturers (OEMs).

      Building Automation offers solutions to the non-residential markets for automating and regulating heating, ventilation and air conditioning (HVAC), electricity and lighting including computerized building automation systems that integrate and manage all of these functions for an entire building. In addition, the division offers maintenance and training services for its systems. Building Automation also provides energy performance contracting solutions, refurbishing buildings to improve their energy efficiency and provide the customer with a guaranteed level of energy cost savings. We also arrange for financing of the refurbishment.

      HVAC Products manufactures and sells controls, sensors, detectors, valves and actuators used in systems that regulate heating, ventilation and air conditioning, electricity and lighting in buildings and factories. This division sells to the Building Automation division and to OEMs, value-added partners and installers.

      Facility Management Services has two businesses. The Project Business unit of this division provides services relating to the planning and management of electrical contracting projects. The Facility Management unit operates and maintains entire building sites for tenants and owners as an outsource provider and also offers facility management consulting services to building operators. We provide these technical facility management and consulting services both for buildings that use SBT products and systems as well as for buildings using the products and systems of our competitors.

      Our customers consist of a large, widely dispersed group of locally-based building owners, operators and tenants, building construction general contractors, mechanical and electrical contractors, OEM of HVAC systems and wholesalers, specialized system builders and installers. Most of our sales are attributable to a large number of relatively small orders and we generate a significant portion of our sales from orders of €25,000 or less. Siemens is traditionally the only customer responsible for more than five percent of SBT’s total sales, accounting for 5.7% of SBT’s total sales in fiscal 2003. Ensuring that our products and systems operate reliably is important to our business since the failure of building maintenance, safety and security systems can have serious consequences.

      SBT has a decentralized business organization that combines a small central headquarters, design and manufacturing at sites in seven countries in Europe, North America and Asia and our own distribution network, consisting of approximately 500 local sales, project execution and services branch offices in more than 40 countries. In order to improve cost synergies with Siemens’ regional companies, we are integrating SBT’s local organizations with the Siemens regional companies. For some markets, we also distribute our products and systems through a network of independent field offices and distributors. Our services businesses and sales network have a significant local presence arising from the need to be close to the customers and buildings that use our products, systems and services. Our manufacturing and design sites and our regional sales units with their branch offices are connected to each other and to our central management by a central communications network.

      The geographic focus of our business differs significantly by division. Security Systems, Fire Safety, Fire & Security Products, Building Automation and HVAC Products sell their products and systems throughout the world, with the majority of sales in Europe and the United States. These divisions currently aim to expand in selected Asian and South American markets. In contrast, our Facility Management Services division offers services primarily in Germany and Switzerland.

      We derive approximately two thirds of our sales from Europe, with 32% from Germany, and nearly one third from the U.S.

      We have 14 manufacturing and assembly facilities worldwide, including ten in Europe, of which three are located in Germany. In fiscal 2003, we took measures to scale back our production capacity and initiated the closure of two production plants in Staefa (Switzerland) and Redditch (United Kingdom). We plan to relocate most operations at those locations to our existing sites in Switzerland and Germany by the end of 2004.

      In fiscal 2003, we spent €163 million, or 3.3% of SBT’s total sales, on research and development, compared to €171 million, or 3% of total sales, in fiscal 2002. We are working to develop “open” system platforms and systems with backward and forward compatibility that will enhance product flexibility and protect a customer’s investment by allowing our customers to create linked systems with products from different suppliers. In fiscal

2003, we introduced a new “open” platform, which is compatible with all current standards used in the building management systems market and allows us to incorporate the latest technology into our present building automation systems. We are also working to develop “remote control” building automation systems that will allow the user to control a building’s maintenance, safety and security systems from a distance via the Internet. In 2003, we launched in the United States a new fire detection and building communications system, which features a user interface with graphic maps and symbols to assist firefighters in quickly locating fires and obtaining information about affected properties. In addition, we introduced a new intrusion detection system with wireless detectors.

      Traditionally, the HVAC, electricity, security and safety systems used in buildings have been designed and sold as separate, stand alone systems that could not be integrated to combine functions or allow for centralized control. During the past several years, the increased use of computers in building systems has allowed manufacturers to link these individual systems and to offer multifunction building automation systems. We continue our efforts in developing and offering building management solutions, which use a common technological platform and can therefore integrate various building management features. Sales of such integrated building automation systems have until recently occurred primarily in the United States, and it remains difficult to determine at what pace a significant market for them will develop in other regions.

      Our near-term strategy is to grow profitable business fields at rates that at least keep pace with the market overall. We expect our Security Systems division to grow in part through cross-selling to existing customers of the Building Automation and Fire Safety divisions. The Fire & Security Products and HVAC Products divisions are making a wider range of their products available to third parties and are refocusing their sales and marketing functions to achieve stronger growth in third-party customer channels. In addition, both divisions are expanding their offering of products and components for original equipment manufacturers, making more of our existing products available for offering on an OEM basis. Our Systems and Services divisions (Security Systems, Fire Safety and Building Automation) are using their current large installed base of building technology products and systems as a means of generating service and maintenance contracts. Going forward, we intend to increase the portion of sales generated from services.

      Our focus is on improved profitability. To enhance profitability, we will continue to dispose of non-core activities, such as our non-core facility management business when market opportunities arise. We have strengthened our productivity improvement initiatives, which include process improvements, enhanced purchasing coordination, reduction of our product portfolio, reducing sales of low-margin segments and headcount reductions. For additional information with respect to severance charges see Item 5: “Operating and Financial Review and Prospects—Segment Information Analysis—Operations—Automation and Control—Siemens Building Technologies.” We also consolidated our manufacturing capacity in order to improve productivity. As described above, we have initiated closures of plants in Staefa (Switzerland), where SBT had a research and development facility and HVAC Products maintained a production facility, and Redditch (United Kingdom), where HVAC Products manufactured control for boilers.

      SBT has a leading position in the worldwide markets for Fire Safety and Building Automation. Three of our divisions, Fire Safety, Building Automation and HVAC Products, which account for nearly 75% of SBT’s sales, each operate in very concentrated markets in which the top three or four providers control more than half of the market. The main global competitors for Fire Safety are Tyco and Honeywell, for HVAC Products they are Honeywell, Invensys and Danfoss, while for Building Automation Johnson Controls and Honeywell are the largest competitors. In the building automation field, we face additional competition from niche competitors who offer web-based solutions and from new entrants, such as utility companies and consulting firms, who exploit an increased demand for energy cost management.

      The security solutions and products markets are highly fragmented, with many locally based companies and, in certain instances, a few large globally based competitors holding relatively small market shares. In the electronic security solutions and products market, Tyco is a market leader. Despite the traditional fragmentation, consolidation is beginning to occur in certain areas. For example, General Electric, through a number of acquisitions, has also become an active competitor in the security products market. Recently, United Technologies has entered the security solutions business through its acquisition of Chubb, a U.K.-based provider of security and fire protection products and systems. The markets are still very fragmented, however, with the top five companies comprising only about 15% of the solutions market and 25% of the products market. Many of our competitors focus on a particular product, system or service, or have a regional orientation. We plan to continue to expand our customized solutions business, where we can build close relationships with our end-user customers by providing high value-added services. We will further focus on providing security solutions integrated with Fire Safety and/or Building Automation systems.

POWER

Power Generation (PG)

Year ended
September 30,
2003

Total sales	€6.967 billion
External sales as percentage of Siemens net sales	9.36%
Group profit	€1.171 billion
Net capital employed	€1.712 billion
Employees	30 thousand

      Siemens’ Power Generation Group provides customers worldwide with a full range of equipment necessary for the efficient conversion of energy into electricity and heat. We also customize gas and steam turbines in the smaller output range, which can be used as drives for compressors or large pumps, to meet specific project needs. We offer a broad range of power plant technology, with activities that include: development and manufacture of key components, equipment, and systems; planning, engineering and construction of new power plants; and comprehensive servicing, retrofitting and modernizing of existing facilities.

      Power Generation consists of three businesses, each with a clear market focus on specific customer groups and technologies: Fossil Power Generation; Industrial Applications; and Instrumentation and Control. Fossil Power Generation is by far the largest of our businesses, accounting for approximately 77% of total sales in fiscal 2003.

      Power plants, together with transmission and distribution grids, are the fundamental parts of a system that meets the requirements of individual households and business and industrial customers for a reliable supply of power delivered to a high quality standard.

      A power plant’s function is the efficient conversion of primary energy, such as coal or gas, into electricity. In a fossil fuel plant, the power generation process begins with working media such as water, steam or compressed air, which are initially transferred to high pressure states by heating in boilers or combustion sections of gas turbines. Thereafter, steam and gas turbines convert this energy into mechanical energy, which in turn is converted into electricity by generators. In so-called combined cycle plants, a combination of gas and steam turbines is used to reach highly efficient conversion rates of nearly 60%. At the end of the process, electricity is fed into transmission grids from the plant site.

      Fossil Power Generation includes power plants and systems engineering as well as components and equipment engineering and manufacturing, such as fossil fuel-fired power plants, co-generation heat and power plants. Our fossil fuel power generation business concentrates on turbo generators, gas and steam turbines in the larger power range, with an emphasis on combined-cycle gas and steam power plants. We also perform power plant service, such as maintenance, rehabilitation and operations. Our installed base of thermal power plant capacity of more than 500 gigawatts provides us with a good opportunity to grow our service business.

      Industrial Applications includes steam and gas turbines in the small and medium power ranges, as well as turbo generators, turbo compressors, compressor solutions for the oil and gas industry, and offers complete engineering services for power plants. Our activities encompass design, engineering, supply and service. We develop and manufacture steam turbines for application in industrial, municipal and independent heat and power generation and for mechanical drives as well as turbo compressors. In addition, we offer our customers combined cycle power plants. In the renewable energy sector, we also offer biomass power plants.

      Our product line in this area has expanded in fiscal 2003 through the acquisition of the small gas turbine (3-15 megawatts) business of Alstom S.A., Paris (Alstom), which was completed in April 2003, and Alstom’s medium gas turbine (15-50 megawatts) and industrial steam turbine businesses, which was completed in July 2003. We see the products and services of Alstom as complementing the existing portfolio of our Industrial Applications division, in which the purchased activities are being integrated. The acquisition furthers our efforts to provide a complete range of products and services from one source to our customers and gives PG a leading position worldwide in the marketplace for industrial power and compressor solutions. With an installed base of approximately 3,500 gas turbines and 4,100 steam turbines, the acquisition also creates new opportunities to grow our service business.

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

      Although we aim to expand primarily through internal growth, we will continue to make acquisitions and form alliances where appropriate to increase market penetration, share costs or technologies and adapt to market changes. We have formed several initiatives, such as our joint venture with Chromalloy, to enhance our service activities. As described above, in August 2003, we completed the acquisition of the industrial turbine business of Alstom.

      Power Generation’s principal customers are large power utilities and independent power producers as well as construction engineering firms and developers. Because certain areas of our business, such as power plant construction, involve working on medium- or longer-term projects for customers who may not require our services again in the short term, our most significant customers may vary significantly from year to year. Shuweihat CMS International in the United Arab Emirates and Calpine Corporation and Tractebel in the United States are among our largest customers. We also generate an increasing portion of sales from industrial customers, who represent an important market for smaller power plants, turbines and compressor solutions.

      Our business activities vary widely in size from component delivery and comparatively small projects to turnkey contracts for new power plant construction with contract values of over half a billion euro each. The large size of some of our projects occasionally exposes us to risks related to technical performance, a customer or a country. In the past, we have experienced significant losses in connection with such risks. See “—Long-Term Contracts and Contract Losses.”

      Our sales efforts are conducted by our own dedicated sales organizations in Germany, the United States and Asia, supported by Siemens’ worldwide network of regional sales units.

      We derive approximately one third of our sales from Europe and approximately one third from the U.S.

      We have approximately 14 significant manufacturing and assembly facilities worldwide, including three in the Americas and eleven in Europe. Of these, six are located in Germany. We manufacture steam turbines principally at the Mülheim (Germany) plant, turbo generators in Charlotte (United States), 60 Hertz gas turbines in Hamilton (Canada), 50/60 Hertz gas turbines in Berlin (Germany) and turbo compressors in Duisburg (Germany). Through our acquisition of Alstom’s industrial turbine businesses, we have added manufacturing sites in Brno (Czech Republic), Finspong (Sweden), Lincoln (United Kingdom), and Nuremberg (Germany).

      PG’s research and development efforts are currently focused on advancing products and concepts that combine gas and steam technologies, particularly for use in new power plant designs combining high efficiency and lower emissions. Our research and development is also targeted at improving a plant’s capability to meet short-term variations in power demand and the reduction of life-cycle costs for new power plants, particularly by enhancing the durability of parts and components. We are also working to further boost operating efficiency and performance of new and existing power plants while reducing the emissions of such plants. In fiscal 2003, PG spent €257 million, or 3.7% of its total sales, on research and development, compared to €309 million, or 3.3% of total sales, in fiscal 2002.

      We operate in a difficult environment. Demand for gas turbines in the United States has continued to suffer in fiscal 2003 due to excess capacity built up during the recent gas turbine power plant boom as well as due to our customers’ difficulties in securing financing for power plant projects, and general economic conditions. Project cancellations have created mainly in the U.S., a market for turbines which have been already manufactured but are not in operation. This trend has had a further negative effect on overall demand, although it has not significantly affected demand for our product line thus far. As a consequence of these developments, the worldwide aggregate sales in the power plant markets declined in fiscal 2003 with a resulting decrease in sales and orders of our products.

      In the medium term, we anticipate a moderate growth in demand for new power plants, especially for combined-cycle plants. We believe that fossil fuel-fired power plants will likely continue to dominate the power market, accounting for the majority of total new units sold. Although the power generation industry is a long-cycle business, it is affected by trends in cyclical industries and fluctuations in fuel prices, that can have implications for demand for certain product types. Factors contributing to worldwide demand for new plants and retrofitting services include deregulation and the need for reduced emissions and higher fuel efficiency. Furthermore, we expect that power plant retirement in industrialized countries will create an additional market in which we plan to participate. We believe that competition in deregulated power supply markets will give our customers an incentive to replace existing units which have ceased to be competitive.

      To address the challenging conditions, we have made adjustments to our worldwide manufacturing, engineering, project execution and sales and marketing capacities. For example, in fiscal 2003, we closed down a manufacturing plant in Wesel (Germany). At our North American operations, we reduced our workforce by approximately 1,200 employees. We have implemented a cost containment program by further headcount reductions, process improvement efforts and optimization of our manufacturing network. We also intend to increase our share of sales coming from higher-margin businesses and are working to further boost operating efficiency and performance of our service activities.

      Our industry is one in which a relatively small number of companies, some with very strong positions in their domestic markets, play a key role. Our principal competitors vary by business, but primarily include General Electric, Alstom Power, and Mitsubishi Heavy Industries in fossil power generation. Within industrial applications, we face competition from General Electric, Solar, MAN Turbo and Dresser Rand. In instrumentation and controls, where the market is more fragmented, ABB is our main competitor. The decreased demand in our markets has intensified competition. Potential new competitors face significant barriers, including high capital investments in engineering and production capacity, the high cost of research and development and of developing a customer base, the need for broad systems know-how and global economies of scale.

Power Transmission and Distribution (PTD)

Year ended
September 30,
2003

Total sales	€3.399 billion
External sales as percentage of Siemens net sales	4.29%
Group profit	€207 million
Net capital employed	€798 million
Employees	16 thousand

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

      In addition to our equipment and systems, we offer a growing range of services and integrated solutions for various stages in the power transmission and distribution process. These include: technical support and maintenance services and, to an increasing extent, outsourcing projects and operations; consulting relating to the planning, design and optimization of power transmission and distribution networks; information technology services and solutions to support customer management and energy trading; training programs; and metering services for electric, gas and heat. We also provide analytical and consulting services, as well as equipment and systems in the power quality field that are designed to improve the availability and reliability of power transmitted by analyzing and reducing the causes of power fluctuations and failures. Power quality systems and services have become increasingly important with the growing use of sensitive computerized, electronic and other equipment requiring continuous power with very little fluctuation in voltage or frequency. Our growing PTD Services division aims specifically at responding to our customers’ increasing demands for these services.

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

      We generate approximately one-third of our sales from projects and the remainder from sales of systems, components and services. A relatively small portion of our project business involves construction of large power networks and other projects with values of more than €10 million. Most of our business is generated from smaller projects and sales of systems and components to a variety of smaller customers. In fiscal 2003, State Power Corporation of China was our largest customer, contributing more than 5% of our total sales.

      Demand for our products and services depends on several factors, including investment in building and upgrading of power transmission and distribution networks in developing countries, demand for new power generation primarily in industrializing countries and demand for new products, systems and services in connection with deregulation and liberalization in the power industry. In light of these factors, future demand is likely to come to a large extent from emerging industrialized countries and regions with growing energy requirements, including Asia, especially China and India, and the Americas.

      Although the power transmission industry in industrial countries is a mature business, new demand for our products, systems and services has recently arisen in the industrial world as utilities and private power companies respond to deregulation by finding ways to improve efficiency and reduce costs. Deregulation has also increased demand for more sophisticated products, such as systems used in energy trading among suppliers, and for related services, such as metering. New orders to replace old equipment have also been driven by changing requirements due to environmental regulation. In addition to responding to these new sources of demand, we continue to seek new markets for expansion, in particular in the United States and Asia, and to develop innovative new products and systems to respond to ongoing pricing pressures in our markets.

      We derive approximately forty percent of our sales from Europe. We generate a significant portion of our total sales in developing countries in South America and more than one quarter of total sales in fiscal 2003 in the Asia-Pacific region. While we believe these regions represent growth markets for power transmission and distribution products and systems, our activities there can also expose us to risks associated with economic, financial and political disruptions that could result in lower demand or affect our customers’ ability to pay. Our largest projects in the developing world currently include two developments in the People’s Republic of China: the Three Gorges Dam project and the construction and equipping of converter stations for a new high-voltage direct-current transmission line for the transportation of 3,000 megawatts of electricity across 940 kilometers. In fiscal 2003, as part of a consortium with Pirelli, we were selected to supply two converter stations for the planned submarine cable link across the Bass Strait between Tasmania and the state of Victoria on the Australian mainland. As a consortium leader of the project, we will supply and install the high-voltage direct-current equipment which allows transmission of electrical power with low energy losses over long distances.

      The large size of some of our projects occasionally exposes us to risks associate with technical performance, a customer or a country. See “—Long-Term Contracts and Contract Losses.” In the recent past, we have not experienced material losses in connection with such risks.

      We have approximately 33 significant manufacturing and assembly facilities worldwide, including 7 in the Americas, 9 in Asia, and 16 in Europe, of which seven are located in Germany.

      In fiscal 2003, we spent €106 million, or 3.1% of PTD’s total sales, on research and development, compared to €102 million, or 2.4% of total sales, in fiscal 2002. Our research efforts currently include information and communications applications to facilitate energy trading among companies in deregulated energy markets.

      Competition in our markets comes primarily from a small group of large multinational companies offering a wide variety of products, systems and services, although a few notable specialists maintain strong positions in certain niches. Globally, our most significant competitors include ABB, Alstom, and VATech, as well as General Electric and Japanese competitors. There is also a trend toward increased cooperation among competitors through formation of joint ventures to focus on specific projects or market opportunities. After Toshiba and Mitsubishi combined their power transmission and distribution businesses, a new joint venture named Japan AE Power Systems was also formed by Hitachi, Fuji and Meidensha, mainly to strengthen their export business in the Near and Middle East and South America. To improve our competitive position, in recent years we have located new production facilities in the Asia-Pacific region and upgraded our production facilities in South America, allowing us to work more closely with our customers, reduce costs and meet local content requirements. We are party to several joint ventures in China, our second largest market. During fiscal 2003, we continued initiatives to improve productivity and contain costs.

TRANSPORTATION

Transportation Systems (TS)

Year ended
September 30,
2003

Total sales	€4.697 billion
External sales as percentage of Siemens net sales	6.29%
Group profit	€284 million
Net capital employed	€(252) million
Employees	18 thousand

      We are a leader in the global rail industry, offering a full range of products and services for railway transportation. We offer our customers innovative solutions and systems in such areas as modular vehicle concepts for light rail and mainline systems; technology for driverless metros and computer-controlled electronic switches; optical sensor systems; and global positioning system (GPS)-based service and diagnostic concepts, among others. We combine rolling stock with automation and power product offerings in our turnkey systems business, and combine service and maintenance activities in our integrated services unit. Rolling stock refers to all major components of rail vehicles, including locomotives, railway cars, subway cars and streetcars.

      We develop, manufacture and sell a full range of rolling stock in four product-focused divisions:

•	Heavy Rail—Our products include subway and suburban rapid transit trains, subway cars, as well as their subsystems and components. As of October 1, 2003, the running gear business was transferred into an independent subdivision which will directly report to the Managing Board of TS.

•	Locomotive—Our products include electric and European standard diesel-electrical locomotives for passenger or freight rail. In addition to our manufacturing operations, we also refurbish and maintain locomotives and locomotive pools and provide locomotive leasing services tailored to meet the requirements of deregulated local rail operators.

•	Light Rail—Our products include streetcars, light rail vehicles and their components.

•	Trains—Our products comprise rail vehicles with traction equipment integrated into the running gear and distributed over the entire train, including high speed trains, tilting trains, regional and rapid transit units and passenger coaches, as well as subsystems and components.

      Our Rolling Stock business was our largest in terms of sales in fiscal 2003. As part of a wider realignment of products in Rolling Stock to strengthen our market position, we merged Light Rail and Heavy Rail into a new division Mass Transit as of October 1, 2003.

      In our Automation and Power business, we conduct our operations in two divisions:

•	Rail Automation—For passenger and freight railway operations we develop, manufacture and sell central control systems, signaling systems and equipment, interlockings and automated train control systems that regulate a train’s speed through automatic application of its brakes when it exceeds speed limits or

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

•	Electrification—For high speed, main line and mass transit, we supply products and systems for contact line and rail power supply.

      Our Automation and Power business was our second largest in terms of sales in fiscal 2003.

      In our Turnkey Systems, we cooperate closely with the other TS businesses, integrating their products and services to offer turnkey projects from a single source. We aim to optimize the design and construction of entire railway systems, ensuring high quality and reducing life-cycle costs. Among our projects during fiscal 2003 were the Transrapid project in China (an electromagnetically elevated and propelled high-speed train), the construction of the new Kaohshiung subway system in Taiwan, and a new light rail transit system in the Venezuelan city of Maracaibo. We also assist our customers with arranging financing in cooperation with Siemens Financial Services. Our Turnkey Systems business was our smallest in terms of sales in fiscal 2003.

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

      Our primary customers are transport authorities and national and private rail companies worldwide. Deutsche Bahn is a significant customer of TS. We distribute our products through our own sales force in Germany and through dedicated personnel in the local Siemens companies worldwide.

      Germany and other European countries have traditionally been our most important regional markets. We believe the most important regional growth markets are in the Americas and the Asia-Pacific region. Demand in the German market for railway transportation products has declined modestly in recent years and we expect that trend to continue for the foreseeable future. We derive approximately three quarters of our sales from Europe and a smaller but significant amount from the Asia Pacific region.

      We have approximately fifteen significant manufacturing, assembly and testing locations worldwide, including ten in Europe, of which five are located in Germany.

      In fiscal 2003, TS spent €149 million, or 3.2% of our total sales, on research and development, compared to €139 million, or 3.2% of total sales, in fiscal 2002.

      The world markets for products and services in the railway transportation industry continue to be in flux. Despite the continuing trend toward privatizing state-owned railways and liberalization of the railways markets, national authorities continue to have influence in areas such as security and deregulation, or as general watchdog authorities over transport or railway facilities. In many countries, governments impose local content requirements, the fulfillment of which is often a basic precondition for market entry. The number of rail operators is increasing, and both new and traditional operators are focusing not only on quality but also on price and low life-cycle costs that drive their own profitability. Price pressure is further influenced by budget constraints faced by many state operators, requiring innovative financing solutions. In fiscal 2003, our industry also experienced an increasing price pressure for some key components since there are only a limited number of suppliers, partly as a result of consolidation in the industry. There is a growing trend towards the outsourcing of servicing and maintenance of systems and equipment.

      To address these market trends, we continue to pursue the following strategic goals:

•	Rolling Stock—Focus on innovation in design and engineering; and to enter new geographic markets, in part by expanding our partnerships worldwide and tailoring them case-by-case to meet both project needs and local content requirements.

•	Automation and Power—Capitalize on and expand our existing international presence, experience and technological leadership to become a global supplier of products and systems platforms, particularly in the area of traffic automation solutions.

•	Integrated Services—Expand through strategic alliances in service enterprises; emphasize our “System plus Service” segment, which offers a complete package of new products plus service and maintenance; enter the market for third-party maintenance and improve our market penetration through e-business.

      Our priority remains improving our profitability. In fiscal 2003, we launched our top+ program TSwins as the third step of the TS Initiative; the latter resulted in a significant increase in profitability for fiscal 2002. TSwins aims at sustainable and higher productivity through product standardization and modularization, higher quality and standardization of all TS processes (procurement, engineering, manufacturing, project management, and sales), and instilling leadership and higher skills in our employees.

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

Siemens VDO Automotive (SV)

Year ended
September 30,
2003

Total sales	€8.375 billion
External sales as percentage of Siemens net sales	11.27%
Group profit	€418 million
Net capital employed	€3.949 billion
Employees	44 thousand

      Siemens VDO Automotive (SV) is the result of the merger in April 2001 of the former Siemens Automotive with Mannesmann VDO AG. The integration of Mannesmann VDO into our Group is now complete.

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

      We offer our systems and products in the following four divisions:

•	Powertrain, including components, modules and systems for use in diesel and gasoline fuel injection handling, drive train transmission management and air intake systems, fuel pumps, supply units, as well as engine actuators and emissions controls and sensors;

•	Chassis & Carbody, including active and passive electronic safety systems, such as crash and occupant sensors for controlling airbags and seatbelts and for monitoring air pressure in tires; chassis electronics used in steering and braking; electric motor drives for use in antilock brakes, heating, ventilation and engine cooling systems and power windows and sunroofs; drive systems for electric and hybrid vehicles; access control and security systems with electric door and seat controls and radio receivers within the vehicle; intelligent switching units and climate control units;

•	Interior & Infotainment, including complete cockpit systems, driver’s workplace systems in commercial vehicles, instrument clusters, tachographs, human-machine interface displays, heads-up displays for passenger and commercial vehicles; car audio, navigation and telematics and complex multimedia systems; and

•	Service & Special Solutions, which offers spare parts and accessories for passenger and commercial vehicles, fleet management systems and hardware and software products for car audio, navigation, and telematics.

      Some of our recent product innovations and developments include:

•	common-rail injection systems with piezo-electronic actuators, resulting in quieter and lower emission diesel engines;

•	innovative gas sensors such as our NOx sensor and our Ozone sensor, which help car manufacturers comply with ever more stringent emission standards;

•	integrated powertrain management, allowing significant savings in fuel consumption;

•	a color heads-up display that projects information about driving conditions and navigation instructions onto the windshield;

•	a voice-controlled car communication computer for passenger cars, which includes a multimedia system as well as climate and speed control function;

•	a digital tachograph that collects important data concerning the operation of vehicles, allowing more sophisticated management of fleets;

•	contactless and modular fuel level sensors for long-life, high-performance fuel supply systems;

•	tire pressure monitoring system;

•	advanced weight sensing (AWS), which adjusts the safety settings on seat belts and airbags depending on the passenger’s weight;

•	an advanced radar system for crash avoidance and adaptive cruise control; and

•	an optical passenger detection device that makes airbags more intelligent and offers greater protection to passengers.

      In addition to researching and developing these and other innovations, we also design and manufacture systems and modules, which typically offer superior profit margins and better opportunities for maintaining customer relationships than selling individual components.

      Most of our customers are large automobile manufacturers, including four of the world’s five largest automobile manufacturers. We also sell components to suppliers of complete automotive systems and modules. Our car manufacturer customers frequently contract for a supplier to provide a system or set of components for the production run of a particular car model or engine line. In fiscal 2003, our ten largest customers together accounted for more than two-thirds of our total sales.

      Base materials and components account for about half of the total cost of our products. We rely on a few suppliers to provide us with most of our semiconductors, other electronic components and some other base materials and components. These suppliers include Infineon, Motorola STM and Philips for semiconductors, Tyco for wire housings and connectors, and APM for drives.

      We have our own independent sales force, which is active worldwide. We generate most of our sales in Europe, with 31% in Germany, and a smaller but significant amount from the Americas, mainly in the United States, with an increasing share in Asia-Pacific. In fiscal 2003, we launched a sales initiative aiming to more than double our sales in China, Japan, Korea and other Asian countries by fiscal 2007. The Japanese market is still served mostly by local and in-house suppliers.

      We have approximately 46 manufacturing and assembly facilities, including 13 in the Americas and 23 in Europe. Of these, 10 are located in Germany.

      In fiscal 2003, we spent €692 million, or 8.3% of SV’s total sales, on research and development, compared to €778 million, or 9.1% of total sales, in fiscal 2002. To secure competitiveness in markets with ongoing price pressure, we must continue to make productivity gains and develop innovative products. Investment in new technologies has also grown in importance due to the increasing use of electronics and related software in automobiles, and as more manufacturers offer former options such as theft protection and safety devices as standard features in an effort to increase margins. Additionally, environmental concerns have increased demand for direct injection and other new engine technologies offering improved efficiency, as well as for fuel cells and other possible alternatives to the internal combustion engine. In addition to continuing to invest in research and development, we must also continue to attract and retain skilled engineers and other technically proficient employees to remain technologically competitive.

      We disposed of several non-core businesses in fiscal 2003, including our business in assembling tank systems for fuel handling. We also contributed our assemblies for cockpit modules and systems to our existing joint venture with Faurecia.

      Automobile manufacturers and their suppliers have been going through a period of significant change and consolidation, and we expect this trend to continue. In fiscal 2003, Hitachi acquired Unisia Jecs, Johnson Controls announced its acquisition of Borg and TI Automotive acquired Pierburg’s fuel pump business. Opportunities and competition for independent suppliers have increased as car manufacturers have spun off or exposed their former in-house suppliers to increased competition. Two examples are General Motors spinning off its former in-house supplier, Delphi, and Ford doing the same with Visteon. On the other hand, manufacturers, in an effort to achieve cost efficiencies and ease of production, are using more pre-assembled systems and modules instead of individual components. Systems and modules integrate all of the components needed for major automotive subsystems, such as the cockpit or vehicle safety systems. These systems and modules are assembled near or at the customer’s production site on a “just-in-time,” “just-in-sequence” delivery basis for assembly directly onto the chassis without significant further modification, occasionally using the customer’s production machinery. The trend toward greater use of modules and systems has increased pressure on suppliers of individual components and smaller companies to combine or form alliances, resulting especially in growing convergence of electronics and mechanical component suppliers and making the industry more capital intensive. Recent examples of such combinations have been Becker’s acquisition of Temic’s voice-recognition business and TRW’s acquisition of sensor manufacturer Autocruise. Other recent examples of joint ventures and partnerships include Bosch and Denso in navigation and multimedia components, Bosch and Weifu in diesel systems, Valeo and Raytheon in radar technology, and Kostal and Hella in advanced driver assistant systems (ADAS).

      In fiscal 2003, demand in the automotive industry continued to weaken, particularly for mass market cars and for trucks. Automobile production levels declined in the Americas and Western Europe, especially Germany. The Asia-Pacific region, with a growing market in China, did not fully offset this worldwide trend. Globalization and the opening of markets to competition continue to put downward pressure on prices. Customers that incorporate our products into their own equipment make ever greater demands on both our performance and the quality of our products. In the current market environment, many automobile manufacturers extract price and other concessions from their suppliers, including SV, and some of our automobile manufacturer customers have cancelled or postponed new development projects with us. For SV, however, the impact of these developments is partly offset by our focus on automotive electronics, which constitutes an increasingly large percentage of the cost of each automobile produced. Increased demand for diesel engines also led to growth in sales of our common-rail injection systems with piezo-electronic actuators.

      In response to these difficult market conditions, in fiscal 2001 we began implementing a program to cut costs, increase productivity, optimize our product and project portfolio, and reduce inventory, personnel and the production and assembly facilities. In fiscal 2003, we continued to shift production facilities to locations where we can reduce our manufacturing costs or be closer to our customers.

      The VDO merger strengthened our market position as a first-tier supplier to automobile manufacturers in North America, South America and Asia. Our most significant competitors are generalists with a broad product range, systems integration capabilities and global presence. These include Toyota’s Denso and the independent and former in-house suppliers Bosch, Visteon and Delphi, all of which are significantly larger than we are. However, additional competitive pressure could result from a vertical integration between semiconductor suppliers and traditional automotive suppliers, such as in the case of NEC and Nestec or Infineon and Sensonor. Competition from low-cost suppliers from Asia and Eastern Europe is increasing in commodity products, such as electrical motors.

MEDICAL

Medical Solutions (Med)

Year ended
September 30,
2003

Total sales	€7.422 billion
External sales as percentage of Siemens net sales 9.89%
Group profit	€1.118 billion
Net capital employed	€3.128 billion
Employees	31 thousand

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

      Our offerings include:

•	Medical imaging systems, representing a full range of systems including x-ray, computed tomography, magnetic resonance, nuclear medicine and ultrasound, as well as related computer-based workstations where the health care professional can retrieve and process relevant information. Our imaging systems are used to generate, in various modalities and without surgery, morphological and functional images of, and related information on, the human body, such as internal organs. This information is used both for diagnostic purposes and in preparation for potential treatment, including interventional and minimally-invasive procedures. We focus on technically innovative products, examples of which are our computed tomography scanner Somatom Sensation 16 and or our angiography system Axiom Artis.

•	Information technology systems, including picture archiving and communications systems (PACS) and systems for clinical and administrative purposes. Our information technology systems are used to facilitate digital storage, retrieval and transmission of medical images and other clinical and administrative information, enabling an efficient workflow in healthcare environments. Our offerings include web-based products using the Internet as the communication medium.

•	Electromedical systems, including patient monitoring systems, life support systems and electrophysiological measuring systems. These systems are primarily used in critical care situations and during surgery for the purpose of monitoring vital functions via body sensors, supporting breathing and administering anesthetic agents. As discussed below, in fiscal 2003 we combined the patient monitoring systems segment of our electromedical systems business with the activities of Dräger Medical in a new joint venture and divested our Life Support Systems business to Getinge AB in October 2003.

•	Oncology care systems, including linear accelerators, which are used for cancer treatment.

•	Hearing aids and related products and supplies.

      Our medical imaging operations are the largest part of our business, representing about 66% of total sales in fiscal 2003. These businesses are organized into divisions according to the type of medical imaging product offered, including Magnetic Resonance, Computed Tomography, Ultrasound, Angiography, Fluoroscopic and Radiographic Systems, Nuclear Medicine and Special Systems. Our Health Services division, which focuses on information technology systems, represents the second largest part of our business. This business grew out of our acquisition of Shared Medical Systems in 2000, a company headquartered in the United States.

      In June 2003, we contributed our Patient Care System and Electro Cardiography System businesses to form a joint venture with Dräger Medical of Lübeck, Germany, a leading manufacturer of medical equipment for critical care. The joint venture, in which we hold a 35% stake, will provide electromedical systems and services for the entire patient care process. These systems are used primarily in critical care situations and surgery for the purpose of patient transport, monitoring vital functions via body sensors, supporting breathing and administering anesthetic agents. The offering further includes respiratory machines designed for home care and systems for intensive neonatal care. We agreed to sell our Life Support Systems division, which provided anesthesiology and ventilation equipment, in order to obtain approval of European antitrust authorities for the joint venture. The contribution agreement obligates us to contribute to Dräger Medical the net proceeds from the sale of this division. The disposition was effected in October 2003 to Getinge AB, a Swedish medical technology group. The division generated approximately €200 million in annual sales and employed about 720 people in fiscal 2003.

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

      We have a strong worldwide presence. The United States is our largest single geographic market, representing 47% of our total sales in fiscal 2003. In addition, we derive approximately one third of our sales from Europe.

      Our worldwide business is reflected in our regional organization. The headquarters for our oncology care systems business and, in the medical imaging field, our Ultrasound and Nuclear Medicine divisions, as well as our Health Services division, are located in the United States. The other divisions are headquartered in Germany. Following the establishment of the joint venture with Dräger, we have transferred most of the remaining Swedish activities to our existing locations in Germany and Spain. Not including the joint venture with Dräger, we have approximately 18 significant manufacturing and assembly facilities worldwide, including six in North America and five in Europe. Of these, three are located in Germany.

      We have research and development and OEM cooperation agreements with various companies, including with Bruker in the field of magnetic resonance imaging, Toshiba in the field of ultrasound and magnetic resonance imaging, Philips in computed tomography systems and Matsushita for low- and mid-range ultrasound systems. We also have joint ventures with Oxford Instruments to develop and manufacture magnets for magnetic resonance imaging, with CTI Molecular Imaging, Inc. to develop and manufacture Positron Emission Tomography systems which are new scanning systems able to show the chemical functioning of an organ or tissue, and with Philips and Thales to manufacture flat panel detectors for medical imaging.

      Research and development plays an important role in our business. We maintain research and development centers at production sites in Germany and the United States. In fiscal 2003, we spent €674 million, or 9.1 % of Med’s total sales on research and development, compared to €615 million, or 8.1% of total sales, in fiscal 2002. Approximately two-thirds of our research and development expenditure is typically spent on medical imaging systems. Over the last five years, we have consistently spent between 8 and 9% of total sales on the development of new products and services and the improvement of our existing offerings. An important project within our information technology systems business is the development of a new workflow management system, Soarian, designed to optimize information-based processes throughout the entire cycle of a patient’s hospitalization, including administration, diagnosis, clinic, care, therapy and dismissal. The first applications of this new workflow management system have been introduced during fiscal 2003.

      Our goal is to become the preferred partner for healthcare providers around the world by supporting their efforts in optimizing diagnostic and therapeutic processes. Our strategy is to combine our knowledge and innovative products in medical engineering and information technology with our experience in process improvement and consulting to provide comprehensive customer solutions. In addition, we are intensifying our activities in molecular medicine. We seek to make selective investments in innovative businesses to strengthen our product portfolio. In 2003, we purchased minority interests in a several companies. These include a company which invented the first interventional robotic guidance system for navigation of medical devices, such as catheters, to designated targets in the heart, and a company which is developing novel molecular probes for optical imaging. Further, we acquired the radiation therapy business of MRC Systems GmbH, of Heidelberg, Germany, with reported 2003 sales of about €4 million.

      Our principal competitors in medical imaging are General Electric, which recently acquired Instrumentarium, a leading supplier of critical care and patient monitoring systems and solutions, and in October 2003 announced its intent to acquire Amersham, a leading provider of imaging enhancing agents and systems for disease research and drug developments; Hitachi; Philips, which took over Marconi in 2001, and Toshiba. Other competitors include McKesson HBOC, Resound, Starkey, Tyco, Hologic, Elekta, Cerner, IDX, Widex, William Demant/ Oticon and Varian Medical Systems. We expect further consolidation in the medical equipment industry to be driven by combinations of medical technology companies with life science companies, reflecting the growing importance of molecular medicine for diagnosis and therapy.

LIGHTING

Osram

Year ended
September 30,
2003

Total sales	€4.172 billion
External sales as percentage of Siemens net sales	5.54%
Group profit	€410 million
Net capital employed	€2.074 billion
Employees	36 thousand

      Our Lighting Group, Osram, offers a full spectrum of lighting products for a variety of applications. Osram designs, manufactures or sells the following types of lighting products and related materials, components and equipment:

•	General lighting: incandescent, halogen, compact fluorescent, fluorescent and high intensity discharge lamps for household and commercial applications, and public buildings, spaces and streets;

•	Automotive lighting: halogen, incandescent and xenon discharge lamps for use in motor vehicle headlights, brake lights, turn signals and instrument panels, and, through an equal joint venture with Valeo, completed head- and tail-light assemblies for distribution in North America;

•	Photo-optic lighting: special purpose halogen and high-intensity discharge lamps for lighting airport runways, film studios, microchip manufacturing plants, video and overhead projectors and medical and other applications requiring very intense lighting;

•	Opto-semiconductors: light emitting diodes, or LEDs, organic light emitting diodes, or OLEDs, and other semiconductor devices that generate visible light and ultraviolet and infrared radiation for use in interior and exterior automotive lighting and other applications, electronic equipment displays, traffic and signal lighting, signs and decorative lighting and infrared transmitters and sensors for industrial and consumer electronics;

•	Ballasts and luminaires: electronic ballasts for optimized operation of compact fluorescent, fluorescent, high-intensity discharge low-voltage halogen lamps and LED modules, as well as consumer fixtures and, increasingly, lighting control systems; and

•	Precision materials and components: glass for bulbs, phosphor powders for fluorescent lamps, computer monitors and television screens, tungsten and other metals for filaments in incandescent lamps and heavy duty tools and electronic components and materials for lamps and applications in the automotive industry, as well as equipment used in the production of lighting products.

      General lighting typically accounts for approximately half of Osram’s total sales. The market for general lighting products is typically stable because of the large investments consumers, businesses and municipalities have in lighting fixtures. We market our products worldwide and have manufacturing locations throughout North and South America, Western and Eastern Europe and Asia, allowing us to stay close to our major customer regions and keep shipping charges low to maximize the profitability of our lower margin products. We produce most of our own key precision materials and components to ensure that we have access to raw materials in the necessary amounts, prices and levels of quality. We also sell precision materials and components we manufacture to third parties. We have 54 significant manufacturing and assembly facilities worldwide, including 26 in the Americas, 8 in Asia and 20 in Europe. Of these, 13 are located in Germany.

      In all our divisions, we focus on innovative products to sustain and improve our level of profitability. Although incandescent lighting continues to be widely used in general lighting, compact fluorescent, high intensity discharge and other newer technologies have been growing more rapidly because they save energy and are longer-lasting. Newer technologies also offer additional features and smaller lamp sizes. In our consumer luminaires business in selected markets we offer models that demonstrate applications of some of these newer technologies. Opto-semiconductors is introducing new applications for LED products as it becomes possible to achieve greater brightness and more colors. We continue to increase the brightness of light emitting diodes through the use of an advanced thin-film technology, thus opening up a wide variety of new applications, for example in automotive exterior lighting. Recently, we have made progress in solving the physical problems of implementing thin-film technology for red, green and blue LEDs. In the coming years, we expect electronics to become increasingly important across all areas of the lighting industry and that electronic ballasts, electronically-driven lighting systems and opto-semiconductors will account for an increasing portion of Osram’s sales. By increasing opto-semiconductor production capacity through the recent opening of a modern opto-chip factory in Regensburg (Germany), we have positioned ourselves to take advantage of this trend.

      In fiscal 2003, we spent €206 million, or 4.9% of Osram’s total sales, on research and development, compared to €224 million, or 5.1% of total sales, in fiscal 2002. We devote a significant portion of our research and development efforts to enhancing the performance and reducing the environmental impact of our products and processes. In the area of opto-semiconductors, we are focusing on organic light emitting diodes, which are able to display a broad range of colors. OLEDs are self-luminous plastic films which allow the design of clearly legible, extremely flat and bright displays with a wide viewing angle, low power consumption and minimum weight. OLEDs are typically used in products such as mobile phones, digital video cameras as well as various medical equipment. In fiscal 2003, we began production of OLEDs at our facility in Malaysia. We are party to several patent license agreements in the opto-semiconductors field.

      Our customers include wholesalers, retailers and manufacturers of lighting fixtures, lamp components and automotive systems. We distribute our products through Osram’s own network of subsidiaries, sales offices and local independent agents in approximately 140 countries. The importance of the Internet as a sales channel is also increasing. Osram has successfully implemented business-to-business extranet services in several countries and presently processes over one-third of sales electronically.

      In recent years, the world market for lighting products has grown at moderate rates, with relatively higher growth in Asia-Pacific and Eastern Europe. In fiscal 2003, Osram generated approximately 88% of its total sales outside of Germany, with most of its sales in Europe, North America and Asia-Pacific. Sales in the Americas, primarily relating to the U.S., accounted for approximately 45% of the total sales in fiscal 2003. In North America we market most of our lighting products under the brand name Sylvania. We currently intend to expand our sales in Eastern Europe, United States and Asia.

      As a result of acquisitions and consolidations over the last decade, General Electric, Philips and Osram together represent almost two-thirds of the world lighting market. Osram holds a number one or number two position worldwide in most of its product markets, such as lamps, electronic ballasts, automotive lamps and opto-semiconductors, competing principally with Philips and General Electric. We are the largest lighting manufacturer in Germany and have the second-largest market share in North America after General Electric. General Electric is the leading incandescent lighting manufacturer worldwide. Through joint ventures with Mitsubishi and Toshiba, we are the largest foreign manufacturer of lighting products in Japan, where Matsushita and Toshiba also hold strong market positions.

      Price competition is intense in some areas of both the traditional and innovative lighting product markets, due to competition among Philips, Osram and General Electric as well as rising competition from new entrants, including a growing number of Chinese manufacturers. Price competition is also intensifying in the more advanced halogen and compact fluorescent lamp types due to an increasing presence of Chinese manufacturers in these areas. To counteract price pressure and to improve our competitiveness for mass market lighting products, we manufacture some of our lower-priced product lines in countries with low labor costs. For example, we assemble our LED products in Malaysia. As part of our ongoing efforts to reduce labor costs, over the last several years we have established or expanded manufacturing operations in China, India, Indonesia, Mexico and Eastern Europe and continue to shift production to these markets. Our recently announced measures to increase profitability include the consolidation of our U.S. glass manufacturing operations and the transfer of part of our coil production from the United States and Germany to the Czech Republic, both of which we plan to finalize during fiscal year 2004. In September 2003, we signed an agreement to acquire a 90% stake in SVET, a Russian manufacturer of fluorescent tubes located in Smolensk. We have also initiated numerous projects aimed at reducing manufacturing and distribution costs and are implementing a global purchasing model with focus on increasing the portion of supplies we obtain from low cost countries. Quality, efficiency and innovation are very important factors in the newer and more specialized product areas, and we are actively promoting more advanced lamp types as alternatives to traditional products for general use.

      The manufacture of many lighting products requires mercury, lead and other hazardous materials, as well as thorium and other radioactive materials. We have not experienced any significant liability in the past as a result of our use of these materials and we are continuing to work to reduce their use in our products.

FINANCING AND REAL ESTATE

Siemens Financial Services (SFS)

Year ended
September 30,
2003

Total sales	532 million
External sales as percentage of Siemens net sales	0.58%
Income before income-taxes	269 million
Total assets	8.445 billion
Employees	1 thousand

      Siemens Financial Services provides a variety of financial services and products both to third parties and, on arm’s-length terms, to other Siemens business Groups and their customers. SFS is organized in six business divisions. Two of these divisions—Equipment and Sales Financing and Equity—have significant dealings with third parties including customers of other Siemens Groups. The four other divisions—Structured Finance, Treasury and Financing Services, Investment Management, and Insurance—currently support and advise Siemens and our other business Groups and have little external business. SFS makes an important contribution to Siemens’ other businesses through the financing of goods and services sold by Siemens. More than 50% of our assets are derived from other Siemens business Groups through the customer financing and equipment leasing services provided by our Equipment and Sales Financing division.

      In fiscal 2003, our total assets declined, from €8.681 billion at September 30, 2002 to €8.445 billion at September 30, 2003. Our principal assets are lease receivables and equipment leased under operating leases

(together accounting for 58% of our assets) and purchased trade receivables (accounting for 35% of our assets) attributable to our Equipment and Sales Financing division. Interest and fee income are the main sources of our earnings, with fee income stemming primarily from our internal advisory businesses. SFS deals according to banking industry standards in the international financial markets with Siemens as well as with third parties.

      Equipment and Sales Financing. This is our largest division and it combines our mid-market finance and credit portfolio management business activities.

•	Midmarket Finance—our principal product is equipment lease financing, where we typically purchase equipment supplied by various Siemens Groups or third-party manufacturers and lease it to the customer for a specified term, generally with an option for the customer to purchase the equipment or renew the lease at the end of the term. Capital leases account for the largest portion of our leasing business (more than 80% of the book value of the leased assets). We also offer our clients services complementary to our leasing business, including services relating to the management of their leased equipment base and product upgrade services. In fiscal 2003, we further developed our vendor financing program, in which third-party manufacturers offer us the opportunity to provide financing to their customers.

•	Credit Portfolio Management—we purchase, without recourse, receivables from other Siemens Groups, as well as from third parties. The selling companies remain responsible for collection and documentation. Our portfolio consists primarily of trade receivables. Centralizing a portion of the Siemens Groups receivables risk allows Siemens to manage its overall receivables exposure more effectively.

      The Equipment and Sales Financing division finances both Siemens and third-party equipment. Siemens products come primarily from Information and Communication Networks (ICN), Medical Solutions (Med) and Siemens VDO Automotive (SV). Customers that are familiar with our services from past dealings are increasingly seeking financing for transactions with manufacturers unrelated to Siemens. Third-party products are primarily computers and other IT equipment.

      Equity. This division participates in infrastructure projects as a project developer and equity investor, predominantly in projects for which Siemens provides capital goods. At September 30, 2003, the equity investment in these projects amounted to approximately 4% of the total assets of SFS and 0.4% of the total assets of Siemens worldwide. In recent years, we have shifted our focus from larger projects to diversifying our portfolio with smaller investments.

      Structured Finance. This division advises other Siemens Groups on project and sales financing transactions. We have a global network of established contacts with international project and export finance lenders, such as the World Bank or the Asian Development Bank, as well as with national development and export banks and export credit insurance agencies, such as Kreditanstalt für Wiederaufbau and Hermes in Germany. By offering our services to other Siemens Groups, we ensure that they benefit from our in-house know-how and market presence. We also provide advice, management and documentation services in connection with guarantees issued by Siemens, related principally to long-term contracts of the Operations Groups.

      In fiscal 2003, SFS discontinued for the time being the use of the Asset Securitization and Placement program through SieFunds, a non-consolidated asset-securitization vehicle.

      Treasury and Financing Services. This division provides the following services to Siemens’ Corporate Treasury: cash management and payment, including intercompany payments and capital-market financing. In addition, we pool and analyze interest rate and currency risk exposure of the business Groups and, in the name and for the account of Siemens’ Corporate Treasury, enter into derivative financial instruments with third-party financial institutions to offset pooled exposures using a value-at-risk model. Siemens believes that, from a practical standpoint, it is not cost efficient to avoid having any open positions due to timing differences, and we closely monitor these positions within pre-determined limits. Our derivative activities are described under Item 11: “Quantitative and Qualitative Disclosure About Market Risk.” We also offer consulting services with respect to treasury activities to third-party customers.

      Investment Management. This division manages mainly Siemens’ and affiliated companies’ pension assets in Germany and Austria as well as mutual funds predominantly for employees. We also offer pension advisory services to Siemens and third parties.

      Insurance. This division acts as a broker and provides other Siemens Groups with liability, property, marine and project insurance brokerage coverage via third party insurers. We provide these services not only to Siemens business Groups but also to external customers. We also act as an insurance agent in offering private insurance policies for Siemens’ employees.

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

Siemens Real Estate (SRE)

Year ended
September 30,
2003

Total sales	€1.592 billion
External sales as percentage of Siemens net sales	0.36%
Income before income taxes	€206 million
Total assets	€3.607 billion
Employees	2 thousand

      SRE offers the operating units of Siemens a range of services encompassing real estate development, real estate disposal and asset management as well as lease and services management. SRE also rents, in certain limited circumstances, available space to third parties. The overall goal of our activities is to manage Siemens’ real estate needs in a professional and cost effective way.

      Our three divisions are Portfolio Management, Development & Sales, and Property Management & Services (Germany/ International).

      Portfolio Management is responsible for the active management of Siemens’ real estate portfolio. It formulates the general strategy for our real estate business and gives support for real estate related decision making by providing portfolio analysis, economic analysis, development of financing alternatives, market research, risk analysis and valuation and similar services, including recommendations for divestiture as well as regarding rental rates.

      Development & Sales is responsible for the sale of land, office and commercial real estate that is surplus to the operational needs of the Siemens group. It also acts as a developer of Siemens owned properties. In this context, it is currently developing and seeking building permits for several existing Siemens sites in German cities prior to their disposal.

      Property Management & Services has two principal activities. First, it provides pure property management and leasing services to Siemens units and to a limited extent to third-party lessees. These services include billing and collecting lease payments and related charges such as utilities and providing other general services of a landlord. Second, it arranges facilities services to our business units and external tenants on an arm’s length contract basis. The services we arrange include cleaning, maintenance, security, catering and a variety of other services. We generally subcontract these services with third-party suppliers, thereby leveraging the purchasing power of the entire Siemens group.

      The book value of Siemens worldwide real estate assets at September 30, 2003 amounted to approximately €4.830 billion, of which approximately €3.075 billion in book value was managed by SRE. The following table sets forth the key balance sheet and statistical data for SRE:

SRE Balance Sheet and Statistical Data

	At September 30,

	2003	2002

	(€ and
	square meters
	in millions)
Total assets (in euros)	3,607	4,090
Real estate assets under management (in euros)	3,075	3,419
Total site area (in square meters)	21.4	23.5
Total building area (in square meters)	11.4	11.7

      Total sales of the International segment of Property Management & Services division were slightly down in fiscal 2003. SRE’s international operations now encompass more than twenty-five companies and management units in leading real estate markets around the world. In fiscal 2003, we established a number of new management units, including in Hungary.

      Our internal and external revenues are derived primarily from our lease administration and services operations, since gains on dispositions are not recorded as sales but as other income. Approximately half of our overall earnings reflect gains from the development and sale of real estate assets.

      The real estate markets in which we operate have become more difficult as rental rates are falling, vacancy rates are rising, and construction activity is declining. At the same time, operational adjustments by some Siemens’ units resulted in additional challenges for SRE. In response to these developments, SRE is actively consolidating Siemens locations, optimizing the use of space owned by SRE by internal and external tenants, continuing the divestment of surplus property and pursuing all avenues to lower the operating cost of buildings and thereby the rental cost for its tenants. In fiscal year 2003, we also initiated a profitability program to improve SRE’s own cost structure.

EMPLOYEES AND LABOR RELATIONS

       The following tables show the division of our employees by business Group and geographic region at September 30 for each of the years shown:

EMPLOYEES BY BUSINESS GROUP

	At September 30,

	2003	2002	2001

	(in thousands)
Information and Communication Networks	33	39	51
Information and Communication Mobile	27	29	30
Siemens Business Services	35	34	36
Automation and Drives	50	51	54
Industrial Solutions and Services	26	29	30
Siemens Dematic	10	12	12
Siemens Building Technologies	33	36	37
Power Generation	30	26	26
Power Transmission and Distribution	16	17	21
Transportation Systems	18	17	14
Siemens VDO Automotive	44	43	44
Medical Solutions	31	31	30
Lighting/Osram	36	35	35
Siemens Financial Services	1	1	1
Siemens Real Estate	2	2	2
Other(1)	25	24	27

Total	417	426	450

Infineon Technologies(2)	—	—	34

(1)	Includes employees in corporate functions and services and business units not allocated to any business Group.

(2)	As of December 5, 2001, Siemens deconsolidated Infineon.

EMPLOYEES BY GEOGRAPHIC REGION

	At September 30,

	2003	2002	2001

	(in thousands)
Germany	170	175	199
Europe (other than Germany)	108	106	118
The Americas	87	93	107
Asia-Pacific	44	45	53
Africa, Middle East, CIS	8	7	7

Total	417	426	484

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

      In 1994, we closed a site in Hanau, Germany, that we had used for the production of uranium and mixed-oxide fuel elements. We are in the process of cleaning up the facility in accordance with the German Atomic Energy Act. We have developed a plan to decommission the Hanau facilities that involves the following steps: clean-out, decontamination and disassembly of equipment and installations, decontamination of the facilities and buildings, sorting of radioactive materials and intermediate and final storage of radioactive waste. This process will be supported by continuing engineering studies and radioactive sampling under the supervision of German federal and state authorities. The German Atomic Energy Act requires that radioactive waste be transported to a government-developed storage facility, which, in our case, we do not expect to be available until 2030. We expect that the process of decontamination, disassembly and sorting of radioactive waste will continue until 2009, and we will be responsible for storing the material until the government-developed storage facility is available. The ultimate costs of this project will depend on where the government-developed storage facility is located and when it becomes available. We have an accrual of €543 million at September 30, 2003 in our financial statements in respect of this matter. This accrual is based on a number of significant estimates and assumptions as to the ultimate costs of this project. We believe this amount to be adequate to cover the present value of the costs associated with this project based on current estimates.

      In February 2003, two new European Commission directives entered into effect. The Waste Electrical and Electronic Equipment directive, or WEEE, regulates the collection, reuse and recycling of waste from many electrical and electronic products, and the Restrictions of Hazardous Substances directive, or RoHS, bans the use of certain hazardous materials, such as lead, cadmium, mercury, chromium, brominated biphenyls and diphenylethers, in electric and electrical equipment. Member states must implement these directives into their national laws by August 13, 2004. The collection of electrical and electronic waste from end users under the WEEE directive is expected to begin in August, 2005. Siemens has been working together with national trade and environmental associations to establish collection systems for electronic scrap in time. Starting August 13, 2004, producers will be obliged to finance the collection systems for electronic scrap. Because the specific legal requirements have not been finalized, we are at present unable to determine the amount of any accruals which may be necessary in order to comply with the directive. With respect to the RoHS directive, a transition period until July 1, 2006 has been established to allow manufacturers to make necessary production adjustments. Siemens has identified its products which will be affected by the new law and formulated strategies to help ensure a timely transition from lead to lead-free soldering technology. The first lead-free products have already been developed.

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

LONG-TERM CONTRACTS AND CONTRACT LOSSES

       A significant portion of the business of certain of our operations Groups, including the Information and Communications Groups, I&S, SD, the Power Groups and TS, is performed pursuant to long-term, fixed-price contracts, often for large projects, in Germany and abroad, awarded on a competitive bidding basis.

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

      Siemens records an accrual for contract losses when the current estimate of total contract costs exceeds contract revenue. Such estimates are subject to change based on new information as projects progress toward completion. Loss contracts are identified by monitoring the progress of a project and updating the estimates of total contract costs. As a matter of policy, all significant contracts are monitored and reviewed at least monthly. In addition to provisions for losses, losses on contracts can include write-offs of inventories and other charges.

      As of September 30, 2003, provisions for contract losses totaled approximately €1.2 billion. Accrued contract losses relate primarily to the groups PG (€276 million), ICM (€179 million), TS (€171 million), ICN (€143 million), SD (€129 million) and SBS (€106 million). For all accrued contract losses, we anticipate that the cash outflows for labor, materials, contract penalties and related costs on such contract losses will occur predominately over the next two fiscal years.

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

      The ICM, TS and ICN losses related to numerous contracts, none of which was individually significant. Examples of significant contracts that have given rise to losses include:

•	In our PG business, it is common in the industry to guarantee customers certain delivery dates and that a turbine will achieve certain performance standards. If such delivery dates or performance standards are not met, the supplier is subject to substantial contractual penalties or must take measures to ensure that those standards are achieved. Accordingly, PG has contract losses relating to performance, warranty and other issues in the ordinary course of its business, for which accruals are made as appropriate. In particular, PG has experienced significant contract losses as a result of performance issues affecting a new generation of gas turbine introduced in the late 1990s. Numerous contracts were affected by these performance problems, notably in the following areas: delivery dates could not be met due to frequent repairs of the turbines during the construction period; committed performance levels were not achieved; and emissions levels were higher than contractually warranted. These performance issues have been resolved. The largest remaining loss contract at PG had an accrual of approximately €46 million at September 30, 2003.

•	In fiscal 2001, SBS established contract loss provisions of €192 million related to two long-term outsourcing contracts in the United Kingdom. In January 1999, SBS entered into a ten-year agreement to insource the back-office functions of National Savings & Investments (NS&I), a government agency in the U.K. The contract comprised the design and implementation of a significant new IT system, the re-engineering of business processes for increased efficiency and a reduction in the number of staff employed. As the project progressed in fiscal 2001, it became apparent that, due to the complexity of the IT system, additional investment will be required before completion. In parallel, the intended re-engineering and reduction in staff numbers has not been achieved due to delays in the system rollout as well as greater difficulties than had originally been anticipated in effecting process improvements. As a result, both systems and staff costs on the project will significantly exceed original estimates. In fiscal 2003, SBS recorded €77 million in charges associated with this contract.

SBS management continues to focus on risks associated with long-term business process outsourcing contracts. However, there can be no assurance that additional losses will not be incurred in connection with these contracts.

•	In fiscal 2003, SD recorded contract loss provisions and charges totalling €149 million related to a contract for the design and implementation of a complete logistical infrastructure for a postal sorting center in the U.K. The contract awarded by Royal Mail involved a comprehensive postal automation and software solution, the first of its kind, which is intended to combine eight existing postal sorting centers into one for all in- and outgoing international mail traffic. The project involves the automatic sorting of letters and parcels, including hand-written addresses. As the project progressed, it became evident, that additional costs for software development and project-specific implementation were necessary. This also resulted in unforeseen project delays. SD is working closely with the customer on a revised project specification, a new completion date and redesigned software and automation solutions. Management of SD continues to focus on project risk mitigation, however, there can be no assurance that additional losses will not be incurred in connection with such contracts.

PROPERTY

       Siemens and its consolidated subsidiaries have, as of September 30, 2003, approximately 215 production and manufacturing facilities of over 15,000 square meters floor space each throughout the world. Approximately 130 of these are located in Europe, with approximately 65 in Germany, and approximately 65 are located in the Americas, with approximately 45 in the United States. We also have 20 facilities in Asia. Siemens also owns or leases other properties including office buildings, warehouses, research and development facilities and sales offices in approximately 190 countries.

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

INTELLECTUAL PROPERTY

       Siemens as a whole has several thousand patents and licenses and research and development is a priority on a Siemens-wide and business Group basis. For a discussion of the main focus of our current research and development efforts of each business Group see “—Description of Business.” Siemens also has many thousands of trademark registrations worldwide. However, neither the Company, nor any of our business Groups, is dependent on any single patent, license or trademark or any group of related patents, licenses or trademarks.

LEGAL PROCEEDINGS

       In 1994, a Siemens subsidiary was sued in the United States District Court for the Northern District of Georgia by five independent service organizations and two customer end users for alleged monopoly pricing of parts and maintenance services. The case was originally filed as a class action but class certification was denied by the court. After discovery, the plaintiffs claimed treble damages of approximately $156.36 million. Siemens counterclaimed for misappropriation of trade secrets, interference with contractual relationships and patent and copyright infringement. In 1999, a jury rendered a verdict in favor of Siemens on these claims and awarded Siemens $7 million in damages, which the court reduced to just under $2 million. In 2000, the court dismissed the plaintiffs’ case in its entirety, with prejudice, holding that the lawful exercise of Siemens’ intellectual property rights insulated it from antitrust liability. The jury’s verdict and the dismissal of the antitrust claims are currently on appeal before the United States Circuit Court of Appeals for the 11th Circuit.

      In 1992, shareholders of Siemens Nixdorf Informationssysteme AG, Paderborn, brought a valuation proceeding (Spruchstellenverfahren) against us in connection with the integration of the company into Siemens AG. The petitioners alleged that our mandatory offer to exchange their shares into Siemens shares at a ratio of six Siemens Nixdorf shares for one Siemens common share (or fifteen Siemens common shares when adjusted for share splits that have occurred since 1992) and to buy any number of Siemens Nixdorf shares that cannot be divided by six for DM156.50 (€80.02) per share was insufficient. In January 2003 the Oberlandesgericht Düsseldorf as the court of second instance rendered a decision setting the exchange rate at three (or forty-five after adjustment for share splits that have occurred since 1992) Siemens common shares plus dividends since 1992 per thirteen Siemens Nixdorf shares, and the cash settlement at DM150.41 (€76.90), plus interest since 1992, per Siemens Nixdorf share. This decision is final. The decision will not have a material effect on our consolidated financial position.

      The Atomic Energy Organization of Iran, in a dispute involving the construction of two nuclear power plants in Bushehr, claimed unspecified damages alleging breach of a 1976 contract by Siemens. In July 2003, an arbitral decision awarded Siemens approximately €13.3 million plus interest and awarded the Atomic Energy Organization of Iran a claim against Siemens of approximately €16.6 million, plus interest. This award is final.

      We have requested arbitration against the Republic of Argentina before the International Center for Settlement of Investment Disputes (ICSID) of the World Bank. We claim that Argentina unlawfully terminated our contract for the development and operation of a system for the production of identity cards, boarder control, collection of data and voters’ registers and thereby violated the Bilateral Investment Protection Treaty between Argentina and Germany (BIT). We are demanding damages for breach of contract of approximately $500 million. Argentina disputes jurisdiction of the ICSID arbitration tribunal and argues in favor of jurisdiction of the Argentine administrative courts. A hearing on the issue will be held in January 2004.

      A prosecutor in Milan, Italy, is conducting an investigation against former employees of the Enel group. The prosecutor alleges that these employees may have requested and received improper benefits in connection with the awarding of Enel contracts. We have learned that Siemens is one of several companies that prosecutors believe may have provided such benefits. Siemens has independently initiated an internal investigation by outside counsel with respect to certain contracts with Enel; this investigation is ongoing. We are taking, together with Enel, appropriate measures, consistent with Italian law, to mitigate potential adverse consequences on our long-standing business relationship with Enel that might result from the investigation. We have remedied, without acknowledging any wrongdoing, provisions of our existing agreements with Enel and its affiliates that were under dispute. Such remedies have been presented to an Italian court as a basis for rendering sanctions unnecessary. The remedies consist of a range of elements, running over a certain period of time. On December 3, 2003, an administrative hearing on this matter was held in Milan. A decision is awaited, however, a firm date has not been set.

      Siemens AG and its subsidiaries have been named as defendants in various other legal actions and proceedings arising in connection with their activities as a global diversified group. Some of these pending proceedings have been previously disclosed. Some of the legal actions include claims for substantial compensatory or punitive damages or claims for indeterminate amounts of damages. In the ordinary course of business, Siemens may also be involved in investigations and administrative and governmental proceedings. Given the number of legal actions and other proceedings to which Siemens is subject, some may result in adverse decisions. Siemens believes it has defenses to the actions and contests them when appropriate. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, Siemens often cannot predict what the eventual loss or range of loss related to such matters will be. Although the final resolution of such matters could have a material effect on Siemens’ consolidated operating results for any reporting period in which an adverse decision is rendered, Siemens believes that its consolidated financial position should not be materially affected.

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

INTRODUCTION

       This Annual Report contains forward-looking statements based on beliefs of Siemens’ management. We use words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “should,” “plan” and “project” to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results to be materially different, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products, lack of acceptance of new products or services and changes in business strategy.

      The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related Notes prepared in accordance with U.S. Generally Accepted Accounting Principles (U.S. GAAP) as of, and for the years ended, September 30, 2003, 2002 and 2001.

      Beginning October 1, 2001, Siemens adopted the provisions of Statement of Financial Accounting Standards (SFAS) 142, Goodwill and Other Intangible Assets, and no longer amortizes goodwill but instead tests it for impairment. Consistent with this change, EBITA was referred to as EBIT in fiscal 2002. After March 28, 2003, as a result of the implementation of the new rule “Conditions for Use of Non-GAAP Financial Measures” of the U.S. Securities and Exchange Commission (SEC), Siemens renamed the performance measure for its Operations Groups from EBIT to Group profit. Group profit measures operating profit before certain centrally managed items, such as tax, financing and certain pension costs. Beginning in fiscal 2002, EBITA assets, our asset measure for our Operations Groups, were reported as Net capital employed. Net capital employed is defined as total asset, less tax related assets, less accruals and less non-interest bearing liabilities, other than tax-related liabilities. Net capital employed equals EBITA assets less accumulated amortization of goodwill and purchased in-process R&D expenses. The earnings and asset measures for our reported segments (Groups) are more fully described below.

      The comparability of our consolidated financial statements for different periods is affected by currency translation effects resulting from our international operations. In fiscal 2003, 2002 and 2001, foreign currency translation effects had significant effects on our results arising from the comparison of the euro, in which our consolidated financial statements are denominated, to other currencies, most notably the U.S. dollar and to a lesser extent the Swiss franc, the British pound and the Japanese yen. All of our business Groups are subject to foreign currency translation effects; however, the business Groups PG, Med and Osram are particularly affected since they generate a significant portion of their operations through subsidiaries whose results are subject to foreign currency translation effects particularly in the U.S. For significant quantitative effects of currency translation on sales of our business Groups, see “—Segment Information Analysis—Operations,” as applicable. For additional information on foreign currency translation see Item 11: “Quantitative and Qualitative Disclosure About Market Risk—Foreign Currency Exposure” and Notes to the Consolidated Financial Statements.

      In addition, the effect of divestments and acquisitions on our consolidated revenues and expenses also affects the comparability of our consolidated financial statements for different periods. The divestments and acquisitions that were most significant to us are described under “—Acquisitions and Dispositions.” See also Note 3 to the Consolidated Financial Statements.

      Our results of operations have been affected by losses that result from cost overruns on significant multi-year fixed-price contracts. For a discussion of the losses from such contracts that were significant to us in fiscal 2003, 2002 and 2001, see Item 4: “Information on the Company—Long-Term Contracts and Contract Losses.” A discussion of this and other risk factors that could adversely affect our financial condition and results of operations is contained in Item 3: “Key Information—Risk Factors.”

BASIS OF PRESENTATION

       To help shareholders understand and follow our progress, we present our results both in aggregate and in three separate components that match the structure of our business. The sum of results for the three components equals the result for Siemens worldwide.

      Operations: The majority of our business is devoted to providing products and services to customers based on Siemens’ historical expertise in innovative electrical engineering and electronics. We call this component of our business Operations, which is divided into the 13 operating Groups. These Groups typically design, manufacture, market, sell, and service products and systems, or help customers use and manage those products and systems. A Group is equivalent to a reportable segment as defined by U.S. GAAP.

      Financing and Real Estate: Another component of our Company is made up of two Groups, involved in non-manufacturing activities such as financing, leasing, and real estate.

      Eliminations, reclassifications and Corporate Treasury: Our Corporate Treasury department provides various financial services to the Operations and Financing and Real Estate components of our business, and businesses in those two components also conduct business with each other. To give shareholders a clear view of our external performance as a company, we separate out these internal transactions when presenting our results for Siemens as a whole. These eliminations, reclassifications, and treasury activities comprise a third component called Eliminations, reclassifications and Corporate Treasury. This third component is designed primarily to ensure that results for the Company as a whole and for its two main components are both transparent and meaningful for investors.

      In our consolidated statements of income and cash flows, and on our consolidated balance sheets, we show aggregate results for the whole Company, reported as Siemens worldwide. Then, we break out the results for each of the three components described above. We follow a similar approach in our narrative analysis of the year’s results.

      The Operating and Financial Review and Prospects that follows begins with the results of Siemens worldwide for the year, including acquisitions and dispositions. We then discuss results for the Groups comprising the Operations and Financing and Real Estate components for fiscal 2003, 2002 and 2001. Thereafter we address economic value added (EVA), and discuss topics including liquidity and capital resources, critical accounting estimates and risk management. The discussion concludes with our outlook for the fiscal year ahead and a summary of material events that occurred subsequent to the close of the fiscal year.

      Effective December 2001, we no longer consolidate Infineon in our financial results. Instead we account for Infineon as an investment using the equity method. Accordingly, our net investment in Infineon is included in our consolidated balance sheet under Long-term investments, and we report our share of Infineon’s net income or loss in our consolidated income statement as part of investment income (for further information, see Notes to the Consolidated Financial Statements). The consolidated statements of income and cash flows of Infineon for the first two months of fiscal 2002, (before this change occurred) are included in Eliminations, reclassifications and Corporate Treasury.

      We measure the profitability of our Operations Groups by Group profit. Group profit is the measure used by our Managing Board as the chief operating decision maker for the Company in assessing performance. Group profit is also the basis for calculating EVA for Operations which, in turn, is part of the determination of the amount of executive incentive compensation in accordance with our Company-wide bonus program.

      Our Managing Board uses Group profit because it measures operating profit before certain centrally managed items, such as tax, financing and certain pension costs. Financing interest is any interest income other than interest income related to receivables from customers, from cash allocated to the Groups and interest expense on payables. We believe the exclusion of tax and financing expense from Group profit is particularly appropriate for two reasons. First, because the majority of our Groups are not organized as single legal units but rather are made up of local operations in numerous countries whose taxation is dependent on that of Siemens’ operations in those countries as a whole, the Company’s tax expense is not directly attributable to particular Groups. Likewise, the financing income or expenses of the Company depend on its overall credit rating and cost of capital and not on that of its individual Groups or components. Second, tax planning and financing management are performed centrally and regionally for the entire Company rather than by Group management. We further believe that the exclusion of certain pension costs is appropriate for Group profit to the extent Group management is not involved in the funding or allocation of pension plan assets.

      We therefore believe that by excluding the effect of the items mentioned above, Group profit allows investors to compare operating profitability among our Groups which operate across jurisdictions with varying levels of taxation and in businesses with different capital investment needs. We also believe that Group profit further enhances investors’ understanding of our Group performance because it allows them to see our results through the eyes of our management. Other companies that use Group profit may calculate it differently, and their figures may not be comparable to ours.

      In contrast, we assess the profitability of our Financing and Real Estate Groups by income before income taxes since interest income and expense is an important source of revenue and expense for these Groups.

      Our Managing Board also determined Net capital employed as the asset measure used to assess the capital intensity of the Operations Groups. Its definition corresponds with the Group profit measure. Net capital employed is based on total assets excluding intracompany financing receivables and intracompany investments as well as tax-related assets. The remaining assets are reduced by non-interest bearing liabilities other than tax-related liabilities (e.g. accounts payable) and certain accruals to derive Net capital employed. Our Managing Board also determined total assets as the asset measure used to assess the capital intensity of the Financing and Real Estate Groups. For further information regarding Net capital employed, see the Notes to the Consolidated Financial Statements.

FISCAL 2003 COMPARED TO FISCAL 2002

CONSOLIDATED OPERATIONS OF SIEMENS WORLDWIDE

Results of Siemens Worldwide

      Below is a discussion of selected information for Siemens worldwide. Additional details relating to the Consolidated Statements of Income for the three components of Siemens worldwide: Operations, Financing and Real Estate and Eliminations, reclassifications and Corporate Treasury are discussed under “—Component Information—Statements of Income.”

      The following table presents selected information for Siemens worldwide:

	Year ended
	September 30,

	2003	2002

	(€ in millions)
New orders	75,056	86,214
New orders in Germany	16,796	17,812
International orders	58,260	68,402
Sales	74,233	84,016
Sales in Germany	17,100	18,102
International sales	57,133	65,914
Gross profit on sales	20,883	23,206
as percentage of sales	28.1%	27.6%
Research and development expenses	(5,067)	(5,819)
as percentage of sales	(6.8)%	(6.9)%
Marketing, selling and general administrative expenses	(13,534)	(15,455)
as percentage of sales	(18.2)%	(18.4)%
Other operating income, net	642	1,321
Income (loss) from investments in other companies, net	142	(114)
Income from financial assets and marketable securities, net	61	18
Interest income (expense) of Operations, net	31	94
Other interest income, net	214	224

Income before income taxes	3,372	3,475
Income taxes	(867)	(849)
as percentage of income before income taxes	26%	24%
Minority interest	(96)	(29)

Income before cumulative effect of change in accounting principle	2,409	2,597
Cumulative effect of change in accounting principle, net of income taxes	36	—

Net income	2,445	2,597

Net cash provided from operating activities	5,712	5,564
Net cash used in investing activities	(3,939)	(810)
Net cash from operating and investing activities	1,773	4,754

      Orders in fiscal 2003 were €75.056 billion compared to €86.214 billion a year earlier, and sales in fiscal 2003 were €74.233 billion compared to €84.016 billion. Excluding currency translation effects and the net effect of acquisitions and dispositions, orders and sales were 5% and 4% lower, respectively, than a year earlier. Orders in Germany in fiscal 2003 were €16.796 billion compared to €17.812 billion the same period a year earlier. Sales in Germany were €17.100 billion compared to €18.102 billion a year earlier. International orders were €58.260 billion compared to €68.402 billion a year earlier. Excluding currency translation and the net effects of acquisitions and dispositions, the decline in international orders was 6%. International sales were €57.133 billion compared to €65.914 billion a year earlier. Excluding currency translation and the net effects of acquisitions and dispositions, the decline in international sales was 4%.

      Orders in the U.S. in fiscal 2003 were €14.702 billion compared to €21.205 billion a year earlier. Sales in the U.S. were €15.357 billion compared to €20.288 billion in the prior year. The change in sales was driven by expected volume declines at PG following the end of the gas turbine energy boom and by a negative 14% currency translation effect. Orders in Asia-Pacific in fiscal 2003 were €9.152 billion compared to €10.092 billion and sales were €8.728 billion compared to €9.668 billion a year earlier, in part due to currency translation and the net effect of acquisitions and dispositions. Sales in China in fiscal 2003 were €2.838 billion compared to €3.223 billion a year earlier, due in large part to the effect of currency translation and dispositions.

      Gross profit as a percentage of sales in fiscal 2003 increased to 28.1% from 27.6% in the prior year. Most of the Groups increased their gross margins, particularly SV, ICN, PTD, and Med. ICN’s improvement reflects the results of its PACT cost-cutting program, and PTD and SV made significant improvements in reducing materials costs and other productivity measures. Osram, A&D and TS maintained their gross margins levels. Partly offsetting these results were gross margin declines at SD and SBS, as these Groups took charges relating to long-term contracts during fiscal 2003. ICM’s gross margin decreased less sharply, in part due to lower average earnings per mobile phone sold.

      Research and development (R&D) expenses were €5.067 billion compared to €5.819 billion in the prior year. R&D spending represented 6.8% of sales, compared to 6.9% in fiscal year 2002. For additional information with respect to R&D at our Groups, see Item 4: “Information on the Company—Description of Business.”

      Marketing, selling and general administrative expenses were €13.534 billion in fiscal 2003 compared to €15.455 billion in fiscal 2002 and declined as a percentage of sales from 18.4% to 18.2%. Cost cutting and productivity programs at ICN, ICM, I&S, SV and Osram contributed to this result, as did lower provisions for accounts and loans receivable, partially resulting from revised estimates, in particular at ICM.

      Other operating income (expense), net was €642 million compared to €1.321 billion in fiscal 2002. The current year includes €359 million of net gains related to cancellation of orders at PG, which are partly offset by inventory allowances recorded in cost of sales. Also included in fiscal 2003 was a €63 million gain from Med’s contribution of assets to a joint venture with Dräger. The prior year included a €936 million tax-free gain resulting from Infineon share sales, a €421 million gain on the sale of Unisphere Networks by ICN, a €60 million gain at ICN, a €56 million gain on the sale of Hydraulik-Ring by SV, a €21 million gain from the KKR transaction, and significantly lower contract customer cancellation gains at PG. Partially offsetting these gains in fiscal 2002 was a €378 million impairment at ICN.

      The effective tax rate on income for the fiscal year 2003 was approximately 26% and was positively impacted by tax benefits resulting from the dispositions of business interests. The effective tax rate on income for the fiscal year 2002 was approximately 24%, which was positively impacted by the tax-free sales of Infineon shares and negatively affected by non-deductible goodwill impairment.

      In fiscal 2003 net income was €2.445 billion and earnings per share were €2.75. Fiscal 2002 included a tax-free gain of €936 million on sales of shares in Infineon Technologies AG, which boosted net income in that period to €2.597 billion and earnings per share to €2.92. Excluding the Infineon gain, net income rose 47% year-over-year from €1.661 billion.

      Group profit from Operations increased to €4.295 billion in fiscal 2003 from €3.756 billion in fiscal 2002. The majority of Siemens Groups reported higher earnings and margins year-over-year.

      Net cash from operating and investing activities was €1.773 billion, including €5.712 billion in net cash from operating activities. Net cash provided by operating activities included cash outflows of €1.192 billion in supplemental cash contributions to Siemens pension trusts. Net cash used in investing activities of €3.939 billion included increases in investments and marketable securities of €957 million, and €929 million for a strategic acquisition at Power Generation.

      Siemens’ Managing and Supervisory Boards propose a dividend of €1.10 per share. The prior year dividend per share was €1.00.

      On October 1, 2002, Siemens adopted Statement of Accounting Financial Standards (SFAS) 143, Accounting for Asset Retirement Obligations, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and associated asset retirement costs. As a result of the adoption of SFAS 143, income of €59 million (€36 million net of income taxes, or €0.04 per share) was recorded as a cumulative effect of a change in accounting principle.

ACQUISITIONS AND DISPOSITIONS

Alstom

      In July 2003, Siemens completed the acquisition of the industrial turbine business of Alstom, which was structured in two transactions. In the first transaction in April 2003, effective April 30, PG acquired the small gas turbine business of Alstom. In the second transaction in July 2003, PG acquired Alstom’s medium-sized gas and steam turbine businesses. The two transactions resulted in an aggregate net purchase price of €929 million, net of cash acquired. The Company has not finalized the purchase price allocation for these acquisitions. Based on the preliminary purchase price allocation, approximately €195 million was allocated to intellectual property rights, €129 million to customer relationships, and €393 million to goodwill.

Dräger Medical

      In June 2003, Med contributed its Patient Care System and Electro Cardiography System businesses into a joint venture with Drägerwerk AG in exchange for a 35 percent interest in a joint venture Dräger Medical AG & Co. KGaA (Dräger Medical). In connection with the contribution, Siemens realized a pretax gain of €63 million. The contribution agreement also obligates Siemens to contribute to Dräger Medical the net proceeds from the sale of its Life Support Systems business. By consenting to this sale, Siemens and Drägerwerk AG received approval for the joint venture by antitrust authorities. In August 2003, Siemens signed a contract toward the sale of its Life Support Systems business to Getinge AB, Sweden. This sale closed in October 2003. Med’s interest in Dräger Medical is accounted for using the equity method.

SEGMENT INFORMATION ANALYSIS

Key Performance Data by Business Group

	New orders(1)						Net capital
	(Unaudited)		Total sales(2)		Group profit(3)		employed

	2003	2002	2003	2002	2003	2002	2003	2002

	(€ in millions)
Operations Groups
Information and Communication Networks (ICN)	7,070	8,697	7,122	9,647	(366)	(691)	722	1,100
Information and Communication Mobile (ICM)	9,960	11,538	9,964	11,045	180	96	1,367	1,973
Siemens Business Services (SBS)	5,226	6,256	5,205	5,773	13	101	294	264
Automation and Drives (A&D)	8,476	8,728	8,375	8,635	806	723	1,925	2,197
Industrial Solutions and Services (I&S)	3,955	4,120	4,012	4,480	(41)	(198)	167	315
Siemens Dematic (SD)	2,599	2,810	2,600	2,995	(218)	45	877	975
Siemens Building Technologies (SBT)	4,775	5,601	4,990	5,619	101	195	1,447	1,778
Power Generation (PG)	7,302	10,586	6,967	9,446	1,171	1,582	1,712	(144)
Power Transmission and Distribution (PTD)	3,586	4,429	3,399	4,199	207	109	798	928
Transportation Systems (TS)	4,674	5,247	4,697	4,367	284	247	(252)	(741)
Siemens VDO Automotive (SV)	8,375	8,515	8,375	8,515	418	65	3,949	3,746
Medical Solutions (Med)	7,835	8,425	7,422	7,623	1,118	1,018	3,128	3,414
Osram	4,172	4,363	4,172	4,363	410	365	2,074	2,436
Other Operations	1,840	1,895	1,857	2,023	212	99	1,515	535

Total Operations Groups	79,845	91,210	79,157	88,730	4,295	3,756	19,723	18,776
Reconciliation to financial statements
Corporate items, pensions and eliminations	(6,916)	(7,688)	(5,413)	(5,603)	(1,576)	(1,282)	(3,781)	(3,021)
Other interest expense	—	—	—	—	(88)	(96)	—	—
Gains on sales and dispositions of significant business interests	—	—	—	—	—	936	—	—
Other assets related reconciling items	—	—	—	—	—	—	48,533	51,944

Total Operations (for columns Group profit/Net capital employed, i.e. Income before income taxes/ Total assets)	72,929	83,522	73,744	83,127	2,631	3,314	64,475	67,699

	New orders(1)				Income before
	(Unaudited)		Total sales(2)		Income taxes		Total assets

	2003	2002	2003	2002	2003	2002	2003	2002

	(€ in millions)
Financial and Real Estate Groups
Siemens Financial Services (SFS)	532	582	532	582	269	216	8,445	8,681
Siemens Real Estate (SRE)	1,592	1,612	1,592	1,612	206	229	3,607	4,090
Eliminations	—	—	(12)	(8)	—	—	(465)	(561)

Total Financing and Real Estate	2,124	2,194	2,112	2,186	475	445	11,587	12,210

(1)	New orders are determined principally as the estimated sales value of accepted purchase orders and order value changes and adjustments, excluding letters of intent.

(2)	Includes intersegment sales.

(3)	Group profit is measured as earnings before financing interest, income taxes and certain pension costs. Group profit differs from our Income before income taxes and you should not consider it to be the same. Other companies that use Group profit may calculate it differently, and their figures may not be comparable to ours.

Operations

Information and Communications

Information and Communication Networks (ICN)

		Year ended
		September 30,

	Change	2003	2002

		(€ in millions)
Group profit	47%	(366)	(691)
Group profit margin		(5.1)%	(7.2)%
Total sales	(26)%	7,122	9,647
New orders	(19)%	7,070	8,697
Net cash from operating and investing activities		106	711

	September 30,

	2003	2002

Net capital employed	722	1,100
Employees (in thousands)	33	39

      ICN improved its Group profit despite ongoing market challenges, narrowing its loss quarter-by-quarter throughout the year and posting a profit in the fourth quarter. The market for telecommunications and networking equipment remains challenging, as customers held capital expenditures down while absorbing and integrating past investments. However, for the year as a whole, ICN cut its loss to €366 million from €691 million a year earlier, a period which benefited from €634 million in gains primarily related to the sale of businesses, including Unisphere Networks, partially offset by an asset impairment of €378 million at Efficient Networks and charges for asset write-downs of €225 million. As ICN made significant progress in its Profitability and Cash Turnaround (PACT) program, severance charges in fiscal 2003 were €119 million compared to €352 million in the prior fiscal year. Fiscal 2003 sales of €7.122 billion were 26% lower than in fiscal 2002, and orders of €7.070 billion were 19% lower than a year earlier. While market forces accounted for much of these decreases, five percentage points of the declines in sales and orders were due to effects from currency translation.

      At the division level, the Carrier Networks and Services business recorded a loss of €439 million in fiscal 2003, substantially lower than in the prior year. Sales were lower at €3.455 billion in fiscal 2003, substantially lower than in the prior year. Enterprise Networks reported progressively higher profits in all four quarters, and more than doubled its profit year-over-year, with earnings totaling €220 million on sales of €3.684 billion. The division benefited primarily from a streamlined cost structure, and also from higher market demand for lease sales.

      Net capital employed as of September 30, 2003 decreased to €722 million from €1.100 billion at the end of the prior fiscal year, due to lower expenditures for property, plant and equipment and improved asset management. Cash flow from operating and investing activities in fiscal 2003 was again positive, totaling €106 million. Net cash in fiscal 2002 benefited from proceeds from the sales of businesses. Payments for severance and capacity adjustments of €218 million in fiscal 2003 were significantly lower than in the prior year. Lower Net capital employed, combined with a substantially better Group profit performance compared to fiscal 2002, significantly improved ICN’s negative EVA.

Information and Communication Mobile (ICM)

		Year ended
		September 30,

	Change	2003	2002

		(€ in millions)
Group profit	88%	180	96
Group profit margin		1.8%	0.9%
Total sales	(10)%	9,964	11,045
New orders	(14)%	9,960	11,538
Net cash from operating and investing activities		692	594

	September 30,

	2003	2002

Net capital employed	1,367	1,973
Employees (in thousands)	27	29

      Group profit at ICM rose to €180 million from €96 million in fiscal 2002. Sales of €9.964 billion for fiscal 2003 compared to €11.045 billion in fiscal 2002, and orders were €9.960 billion compared to €11.538 billion a year earlier, reflecting particularly the continuing decline in the wireless infrastructure market. Both years included charges for severance, totaling €86 million in fiscal 2003 and €105 million in fiscal 2002, primarily related to Mobile Networks. Continuing its Group wide productivity programs, which were initiated in fiscal 2001, ICM announced in July plans for further cost reductions, including an additional targeted headcount reduction of 2,300 positions through fiscal 2004. The Group began implementing the new reductions and taking associated charges in the fourth quarter, which will continue into fiscal 2004.

      Handset sales at ICM’s Mobile Phones Division surged to 39.1 million units from 33.3 million units a year earlier, on strong demand for new products, and sales rose 5% to €4.474 billion for the year. Increased competition continued to drive down average selling price per unit. In addition, a separately branded mobile handset line introduced in fiscal 2003 incurred operating losses and charges to inventory. As a result, Mobile Phones contributed €27 million to Group profit for the year, down from €82 million a year earlier. The Cordless Products business again made a significant contribution to ICM’s Group profit for the year. Mobile Networks continued to streamline operations in line with market conditions, which were reflected in the division’s sales of €4.311 billion, 20% lower than a year earlier. Charges for severance of €72 million were more than offset by positive resolutions of customer financing risks, and the division contributed €116 million to Group profit compared to €5 million a year earlier.

      Net capital employed at September 30, 2003 was €1.367 billion, compared to €1.973 billion at the end of the prior fiscal year. Continuing asset management improvements resulted in net cash from operating and investing activities of €692 million, and included payments for severance of €58 million in fiscal 2003. Cash flow will be impacted in future periods due to payments related to anticipated headcount reduction activities. EVA improved substantially year-over-year, but remained negative.

Siemens Business Services (SBS)

		Year ended
		September 30,

	Change	2003	2002

		(€ in millions)
Group profit	(87)%	13	101
Group profit margin		0.2%	1.7%
Total sales	(10)%	5,205	5,773
New orders	(16)%	5,226	6,256
Net cash from operating and investing activities		(62)	173

	September 30,

	2003	2002

Net capital employed	294	264
Employees (in thousands)	35	34

      SBS posted a Group profit of €13 million for the fiscal year compared to €101 million in fiscal 2002. The decline predominately reflects €77 million in charges for risks associated with a long-term business process outsourcing contract in the U.K. Sales of €5.205 billion and orders of €5.226 billion were lower than in the previous year, driven in part by weakness in the IT consulting market and intense pricing pressure in the IT maintenance and outsourcing markets.

      Net capital employed at September 30, 2003 was €294 million compared to €264 million at the end of the prior fiscal year. Net cash from operating and investing activities was a negative €62 million compared to a positive €173 million a year earlier, due largely to a decrease in accounts payable. This development, combined with lower Group profit, turned EVA negative for SBS.

Automation and Control

Automation and Drives (A&D)

		Year ended
		September 30,

	Change	2003	2002

		(€ in millions)
Group profit	11%	806	723
Group profit margin		9.6%	8.4%
Total sales	(3)%	8,375	8,635
New orders	(3)%	8,476	8,728
Net cash from operating and investing activities		1,060	1,019

	September 30,

	2003	2002

Net capital employed	1,925	2,197
Employees (in thousands)	50	51

      A&D was again a standout among Siemens Groups, increasing Group profit 11% year-over-year to €806 million, further improving its Group profit margin to 9.6%, and strengthening its market position. Both periods included charges for severance programs, particularly in the U.S., totaling €50 million in fiscal 2003 and €26 million in fiscal 2002. Sales of €8.375 billion and orders of €8.476 billion for the year were both 3% lower than A&D reported in fiscal 2002. Excluding currency exchange effects, sales and orders both rose 2% year-over-year, as A&D continued to balance its business base with growth in the Asia-Pacific region while gaining market share in Europe.

      Net capital employed at September 30, 2003 decreased to €1.925 billion, down from €2.197 billion at the end of the prior fiscal year. Net cash from operating and investing activities increased to €1.060 billion. Together with increased Group profit, these developments combined to produce a substantial increase in EVA.

Industrial Solutions and Services (I&S)

		Year ended
		September 30,

	Change	2003	2002

		(€ in millions)
Group profit	79%	(41)	(198)
Group profit margin		(1.0)%	(4.4)%
Total sales	(10)%	4,012	4,480
New orders	(4)%	3,955	4,120
Net cash from operating and investing activities		54	(107)

	September 30,

	2003	2002

Net capital employed	167	315
Employees (in thousands)	26	29

      I&S significantly improved its bottom line, posting a Group profit of negative €41 million compared to a negative €198 million a year earlier, in part due to lower charges for severance of €24 million in fiscal 2003 compared to €118 million in fiscal 2002. A continuing contraction in the market for industrial solutions led to orders of €3.955 billion compared to €4.120 billion a year earlier, and sales of €4.012 billion compared to €4.480 billion in the prior year. Five percentage points of the decrease in orders resulted from the effects of currency translation and acquisitions and dispositions.

      Net capital employed at September 30, 2003 decreased to €167 million from €315 million at the end of the prior fiscal year, due to reductions in accounts receivable and inventories. Net cash from operating and investing activities improved significantly, turning positive at €54 million compared to a negative €107 million a year earlier, despite cash outlays of €77 million for severance, up from €35 million a year earlier. While EVA at I&S remained negative, these developments combined with better earnings performance improved EVA significantly year-over-year.

Siemens Dematic (SD)

		Year ended
		September 30,

	Change	2003	2002

		(€ in millions)
Group profit		(218)	45
Group profit margin		(8.4)%	1.5%
Total sales	(13)%	2,600	2,995
New orders	(8)%	2,599	2,810
Net cash from operating and investing activities		(170)	(70)

	September 30,

	2003	2002

Net capital employed	877	975
Employees (in thousands)	10	12

      SD posted a Group loss of €218 million for the year, compared to Group profit of €45 million in fiscal 2002. A substantial increase in loss provisions and charges, in an aggregate of €209 million related to two large contracts in Europe was the key factor in this result, together with other charges. The majority of the loss provisions occurred at the Material Handling Automation division. The charges are related primarily to a contract for the design and installation of a complete logistical infrastructure for a postal sorting center in the U.K. The Postal Automation Division increased its profit and earnings margin and won large orders from the U.S. Postal

Service, while the Electronics Assembly Systems Division narrowed its loss year-over-year and restored sales growth in its large pick-and-place equipment business on a breakeven basis.

      For SD as a whole, sales were €2.600 billion compared to €2.995 billion in fiscal 2002, and orders were €2.599 billion compared to €2.810 billion a year earlier. Excluding the effects of currency translation and portfolio activities, sales were down 4% and orders rose 2% for the year.

      Net capital employed at September 30, 2003 was €877 million, down from €975 million at the end of the prior fiscal year. Net cash from operating and investing activities was a negative €170 million compared to a negative €70 million a year earlier, reflecting in part reduced earnings. Cash flow will be negatively affected in future periods due to the contract losses noted above. The Group’s EVA decreased and remained negative.

Siemens Building Technologies (SBT)

		Year ended
		September 30,

	Change	2003	2002

		(€ in millions)
Group profit	(48)%	101	195
Group profit margin		2.0%	3.5%
Total sales	(11)%	4,990	5,619
New orders	(15)%	4,775	5,601
Net cash from operating and investing activities		375	295

	September 30,

	2003	2002

Net capital employed	1,447	1,778
Employees (in thousands)	33	36

      Group profit at SBT was €101 million for the fiscal year, which included €80 million in severance charges taken to realign the Group’s workforce with market conditions. Group profit a year earlier was €195 million. Sales were €4.990 billion compared to €5.619 billion in fiscal 2002, and orders were €4.775 billion compared to €5.601 billion a year earlier. Excluding the effects of currency translation, sales were down 5% and orders were down 9% year-over-year.

      Net capital employed at September 30, 2003 was €1.447 billion, down from €1.778 billion at the end of the prior fiscal year, as lower inventories and accounts receivable improved Net working capital. Net cash from operating and investing activities improved year-over-year to €375 million from €295 million a year earlier, primarily due to lower investments in property, plant and equipment and the working capital improvements noted above. Payments for severance in fiscal 2003 were €72 million. Due to lower earnings for the year, the Group’s EVA decreased and remained negative.

Power

Power Generation (PG)

		Year ended
		September 30,

	Change	2003	2002

		(€ in millions)
Group profit	(26)%	1,171	1,582
Group profit margin		16.8%	16.7%
Total sales	(26)%	6,967	9,446
New orders	(31)%	7,302	10,586
Net cash from operating and investing activities		(448)	662

	September 30,

	2003	2002

Net capital employed	1,712	(144)
Employees (in thousands)	30	26

      PG led all Siemens Groups with €1.171 billion in Group profit and a Group profit margin of 16.8%. In fiscal 2003, PG increased the percentage of its revenues and profits coming from services, acquired the industrial turbine businesses of Alstom to complement its existing large turbine business, and further diversified its business base with significant orders in Asia, Europe and the Middle East. The negative demand trend in the U.S. market continues to affect comparison of PG’s sales and orders with prior periods, resulting in 26% lower sales for PG overall, or €6.967 billion in fiscal 2003 compared to €9.446 billion in fiscal 2002, and orders of €7.302 billion, down from €10.586 billion. Currency translation effects accounted for seven and four percentage points of the decline in sales and orders, respectively.

      The reduction in sales was the primary reason for PG’s lower Group profit year-over-year. However, PG maintained its Group profit margin at the same level as a year earlier, including net gains of €359 million related to cancellation of orders, partly offset by €92 million in allowances on inventories associated with the cancellations. Charges for severance were lower compared to the prior year.

      The acquisition of Alstom’s industrial turbine business added €1.2 billion to the Group’s order backlog, which totaled €14.3 billion at the end of fiscal 2003. These additions were offset in large part due to the negative currency effects during the year. For comparison, PG’s backlog at the end of the prior year was €14.7 billion. Both totals exclude reservations.

      Net capital employed at September 30, 2003 increased to €1.712 billion, compared to a negative €144 million at the end of the prior fiscal year, as PG acquired the industrial turbine business of Alstom and used advance payments for project inventories. This is also reflected in net cash from operating and investing activities, which was a negative €448 million compared to a positive €662 million a year earlier. These developments and lower Group profit resulted in a decrease in PG’s EVA, which nevertheless remained strong and led all Groups.

Power Transmission and Distribution (PTD)

		Year ended
		September 30,

	Change	2003	2002

		(€ in millions)
Group profit	90%	207	109
Group profit margin		6.1%	2.6%
Total sales	(19)%	3,399	4,199
New orders	(19)%	3,586	4,429
Net cash from operating and investing activities		387	149

	September 30,

	2003	2002

Net capital employed	798	928
Employees (in thousands)	16	17

      PTD delivered €207 million in Group profit generated particularly at its High Voltage and Medium Voltage divisions. Group profit of €109 million in the prior year included a €54 million loss on the sale of PTD’s Metering division. Fiscal 2002 also included charges of €34 million primarily for a severance program. Sales of €3.399 billion and orders of €3.586 billion both decreased 19%, impacted by the divestment of Metering and currency translation effects. Excluding the effects of currency translation and portfolio activities, both sales and orders were 2% and 3% lower, respectively, compared to the prior fiscal year.

      Net capital employed decreased to €798 million from €928 million due to improvements in Net working capital driven by higher customer prepayments. Net working capital improvements also positively impacted net cash from operating and investing activities, which increased by €238 million to €387 million. These factors contributed to PTD’s EVA turning positive in fiscal 2003.

Transportation

Transportation Systems (TS)

		Year ended
		September 30,

	Change	2003	2002

		(€ in millions)
Group profit	15%	284	247
Group profit margin		6.0%	5.7%
Total sales	8%	4,697	4,367
New orders	(11)%	4,674	5,247
Net cash from operating and investing activities		(217)	95

	September 30,

	2003	2002

Net capital employed	(252)	(741)
Employees (in thousands)	18	17

      TS increased its Group profit 15%, to €284 million, despite having to take higher warranty provisions, particularly in the fourth quarter. The Group-wide productivity program also continued to yield results. Sales for the year rose to €4.697 billion, as TS converted large orders from prior years into current business. Orders for the year of €4.674 billion included large new rolling stock contracts in China, England, Norway, and Switzerland as well as major new maintenance contracts in the U.K. The Group’s order backlog remained at €11.2 billion, the same level as at the end of fiscal 2002.

      Net capital employed increased from a negative €741 million to a negative €252 million as TS used advance payments for project inventories. Higher inventories were also reflected in net cash from operating and investing activities, which decreased from €95 million a year ago to negative €217 million in fiscal 2003. The rate at which TS receives advance payments for customer projects will have an impact on its cash flow in the future. Despite higher earnings, the effects of increased Net capital employed led to a decrease in EVA.

Siemens VDO Automotive (SV)

		Year ended
		September 30,

	Change	2003	2002

		(€ in millions)
Group profit		418	65
Group profit margin		5.0%	0.8%
Total sales	(2)%	8,375	8,515
New orders	(2)%	8,375	8,515
Net cash from operating and investing activities		184	224

	September 30,

	2003	2002

Net capital employed	3,949	3,746
Employees (in thousands)	44	43

      SV increased Group profit to €418 million for the year compared to €65 million a year earlier, which included a €56 million gain from the sale of the Hydraulik-Ring business, partly offset by write-downs of certain intangible assets. The Group’s innovative diesel injection and onboard infotainment systems were major factors in the earnings improvement. SV’s profitability improvement program also contributed to earnings growth, as the

Group cut material costs, streamlined its R&D and production processes, and tightened administrative and IT spending. As a result, SV increased its Group profit margin from 0.8% in fiscal 2002 to 5.0% in fiscal 2003, though it still fell short of earning its cost of capital. Earnings improved primarily at the Group’s Powertrain, Chassis & Carbody, and Interior & Infotainment divisions after multi-year investments in innovative technologies.

      Sales and orders of €8.375 billion were down 2% year-over-year, partly due to SV’s third-quarter transfer of its automotive cockpit module business, with annual revenues of approximately €800 million, to an existing joint venture with Faurecia S.A. Excluding this transaction and currency translation effects, both sales and orders at SV rose 8% for the year.

      Net capital employed in fiscal 2003 increased from €3.746 billion to €3.949 billion. Net cash from operating and investing activities was lower than in fiscal 2002, which included proceeds from the sale of Hydraulik-Ring. EVA improved significantly on higher Group profit, but remained negative.

Medical

Medical Solutions (Med)

		Year ended
		September 30,

	Change	2003	2002

		(€ in millions)
Group profit	10%	1,118	1,018
Group profit margin		15.1%	13.4%
Total sales	(3)%	7,422	7,623
New orders	(7)%	7,835	8,425
Net cash from operating and investing activities		845	1,124

	September 30,

	2003	2002

Net capital employed	3,128	3,414
Employees (in thousands)	31	31

      Med increased its Group profit 10%, to €1.118 billion, and its Group profit margin climbed above 15% for the fiscal year. Innovative new products, particularly for diagnostic imaging applications, again led the way. Group profit benefited also from a €63 million gain related to the contribution of a portion of Med’s electromedical systems business to a new joint venture, Dräger Medical, in return for a 35% equity stake. The divestment of the remaining portion of the electromedical systems business, announced in the fourth quarter, did not close until after the close of the fiscal year. Med’s sales for the year were €7.422 billion compared to €7.623 billion in fiscal 2002, and orders were €7.835 billion compared to €8.425 billion a year earlier. Excluding currency translation effects, sales rose 7% and orders increased 3% year-over-year, in part due to continued growth in the highly competitive U.S. market.

      Net capital employed decreased to €3.128 billion from €3.414 billion primarily due to currency translation effects relating to Med’s large U.S. business. Net cash from operating and investing activities was €845 million in fiscal 2003 compared to €1.124 billion a year earlier, in part due to higher accounts receivable in the current year. The combination of higher Group profit and lower Net capital employed increased Med’s positive EVA.

Lighting

Osram

		Year ended
		September 30,

	Change	2003	2002

		(€ in millions)
Group profit	12%	410	365
Group profit margin		9.8%	8.4%
Total sales	(4)%	4,172	4,363
New orders	(4)%	4,172	4,363
Net cash from operating and investing activities		528	284

	September 30,

	2003	2002

Net capital employed	2,074	2,436
Employees (in thousands)	36	35

      Osram generated €410 million in Group profit, a 12% increase over €365 million in the prior year, and improved its Group profit margin still further, to 9.8%. The Opto Semiconductors Division improved sales and earnings year over year and stringent cost containment Group-wide helped offset intense pricing pressure. Sales and orders for the year were €4.172 billion compared to €4.363 billion a year earlier, as the General Lighting Division strengthened its market position in the U.S. and the Group expanded its business in the Asia-Pacific region and eastern Europe. Excluding strong currency translation effects, sales and orders increased 6% year-over-year.

      Net capital employed in fiscal 2003 decreased to €2.074 billion compared to €2.436 billion due to an improvement in Net working capital, particularly accounts receivable and due to negative currency translation effects. Net cash from operating and investing activities increased from €284 million to €528 million, primarily due to higher Group profit, reduced accounts receivable and lower capital spending. Higher Group profit on lower Net capital employed significantly improved Osram’s positive EVA.

Other Operations and Reconciliation to Financial Statements

      Other Operations and Reconciliation to financial statements include various categories of items which are not allocated to the Groups, because the Managing Board has determined that such items are not indicative of Group performance. These include results from centrally managed projects. Reconciliation to financial statements includes various items excluded by definition from Group profit.

Other Operations

      Other Operations includes certain centrally held equity investments such as BSH Bosch und Siemens Hausgeräte GmbH (for household appliances) and Fujitsu Siemens Computers and other operating activities not associated with a Group. In fiscal 2003, higher contributions from joint ventures increased Group profit from Other Operations to €212 million from €99 million in the prior year.

Reconciliation to Financial Statements

      Reconciliation to financial statements consists of Corporate items, pensions and eliminations, Other interest expense, as well as Gains on sales and dispositions of significant business interests.

      Corporate items, pensions and eliminations: Corporate items includes corporate charges such as personnel costs for corporate headquarters, the results of corporate-related derivative activities as well as corporate projects and non-operating investments including the Company’s share of earnings (losses) from the equity investment in Infineon. Pensions include the Company’s pension related income (expenses) not allocated to the Groups and consists of all pension related costs, other than amounts related to the service cost of foreign pension plans.

Eliminations represent the consolidation of transactions within the Operations component. Corporate items, pensions and eliminations was a negative €1.576 billion in fiscal 2003, compared to a negative €1.282 billion in the same period a year earlier. Corporate items was a negative €747 million, down from a negative €947 million in the prior year, the difference due primarily to a lower loss in fiscal 2003 related to Siemens’ equity interest in Infineon and the positive resolution of an arbitration proceeding as well as reduced corporate costs in fiscal 2003. Siemens’ equity share of Infineon’s loss was €170 million in fiscal 2003, compared to €338 million a year earlier. Pensions was €828 million in fiscal 2003 compared to €250 million a year earlier, with the change due to lower return assumptions on lower net asset values in our pension trusts, and increased amortization expense related to the underfunding of our pension trusts.

      Other interest expense for fiscal 2003 was €88 million, compared to €96 million in fiscal 2002, reflecting lower interest rates in the current year.

      Gains on sales and dispositions of significant business interests in fiscal 2002 include tax-free gains of €936 million resulting from the sale of 23.1 million Infineon shares during the first quarter and an additional 40 million shares in the second quarter. Both transactions took place on the open market.

Financing and Real Estate

Siemens Financial Services (SFS)

		Year ended
		September 30,

	Change	2003	2002

		(€ in millions)
Income before income taxes	25%	269	216
Total sales		532	582
Net cash from operating and investing activities		(312)	282

	September 30,

	2003	2002

Total assets	8,445	8,681
Employees (in thousands)	1	1

      Income before income taxes rose 25% at SFS, to €269 million compared to €216 million a year ago. The Equity division again contributed to higher earnings for the Group, in particular due to equity earnings from an investment in an Indonesian power station. Income before income taxes also benefited from lower provisions and write-offs at the Equipment and Sales Financing division.

      Total assets decreased to €8.445 billion, compared to €8.681 billion, primarily due to negative currency translation effects. Net cash from operating and investing activities decreased significantly from a positive €282 million in fiscal 2002 to negative €312 million due to higher receivables. EVA improved due to the increase in earnings.

Siemens Real Estate (SRE)

		Year ended
		September 30,

	Change	2003	2002

		(€ in millions)
Income before income taxes	(10)%	206	229
Total sales	(1)%	1,592	1,612
Net cash from operating and investing activities		351	309

	September 30,

	2003	2002

Total assets	3,607	4,090
Employees (in thousands)	2	2

      SRE earned €206 million before income taxes compared to €229 million a year earlier, as lower interest costs were more than offset by the effects of lower occupancy rates. Sales edged down 1% to €1.592 billion compared to €1.612 billion in fiscal 2002. Total assets decreased to €3.607 billion in fiscal 2003 from €4.090 billion in fiscal 2002 due to sales of real estate holdings. Net cash from operating and investing activities increased from €309 million in fiscal 2002 to €351 million in fiscal 2003. EVA decreased, but remained positive.

Eliminations, reclassifications and Corporate Treasury

      Income before income taxes from Eliminations, reclassifications and Corporate Treasury was €266 million, up from a loss of €284 million in the prior year, which included the significant negative results of Infineon until it was deconsolidated in December 2001. Furthermore, the improvement in the current year results include positive effects from Corporate Treasury, due primarily to lower short-term interest rates as well as positive effects relating to hedges, not qualifying for hedge accounting, against interest rate developments. Corporate Treasury earnings also included a gain on the buyback of a nominal €1.440 billion of a bond exchangeable into shares of Infineon. For further information, see “—Eliminations, reclassifications and Corporate Treasury.”

COMPONENT INFORMATION—STATEMENTS OF INCOME

      The following discussion adheres to our component model of reporting. We first provide an analysis of the income statement for our Operations and Financing and Real Estate components, which together include the 15 Siemens Groups that comprise our reportable segments under U.S. GAAP. We then provide an income statement analysis for the Eliminations, reclassifications and Corporate Treasury component.

Operations

      The following table presents selected income statement information for the Operations component:

	Year ended
	September 30,

	2003	2002

	(€ in millions)
Net sales from Operations	73,744	83,127
Gross profit on sales	20,446	22,805
as percentage of sales	27.7%	27.4%
Research and development expenses	(5,067)	(5,650)
as percentage of sales	(6.9)%	(6.8)%
Marketing, selling and general administrative expenses	(13,243)	(15,083)
as percentage of sales	(18.0)%	(18.1)%
Other operating income (expense), net	555	326
Income (loss) from investments in other companies, net	66	(142)
Income (expense) from financial assets and marketable securities, net	(69)	124
Interest income of Operations, net	31	94
Other interest income (expense), net	(88)	(96)
Gains on sales and dispositions of significant business interests	—	936

Income before income taxes	2,631	3,314

      Net sales from Operations were €73.744 billion compared to €83.127 billion a year earlier. The majority of the difference resulted from currency translation effects, primarily reflecting the strength of the euro versus the

U.S. dollar. Together with the net effect of acquisitions and dispositions, these impacts reduced sales by 7%. Excluding these effects, sales rose year over year at A&D, Med, Osram, SV and TS.

      Gross profit as a percentage of sales increased to 27.7% from 27.4% in the prior year. Most of the Groups increased their gross margins, led by SV, ICN, PTD, and Med. ICN’s improvement reflects the results of its PACT cost-cutting program, and PTD and SV made significant improvements in reducing materials costs and other productivity measures. Osram, A&D and TS maintained their gross margins levels. Partly offsetting these results were gross margin declines at SD and SBS, as these Groups took charges relating to long-term contracts during fiscal 2003. ICM’s gross margin decreased less sharply, in part due to lower average earnings per mobile phone sold. See “—Segment Information Analysis” for further comments on the individual Groups.

      Research and development expenses (R&D) were €5.067 billion in fiscal 2003, or 6.9% of sales, representing a slight increase compared to the prior fiscal year. Among the Groups, Med increased its R&D spending and ICN and ICM maintained stable R&D expenditures relative to declining sales.

      Marketing, selling and general administrative expenses decreased 12% to €13.243 billion compared to the prior year, and declined as a percentage of sales from 18.1% to 18.0%. Cost cutting and productivity programs at ICN, ICM, I&S, SV and Osram contributed to this result, as did lower provisions for accounts and loans receivable, partially resulting from revised estimates, in particular at ICM.

      Other operating income (expense), net was a positive €555 million compared to a positive €326 million last year. The current period includes €359 million of net gains related to cancellation of orders at PG, which are partly offset by inventory allowances recorded in cost of sales. Also included in fiscal 2003 was a €63 million gain from Med’s contribution of assets to a joint venture with Dräger. The prior year included a €421 million gain on the sale of Unisphere Networks by ICN, a €60 million gain at ICN, a €56 million gain on the sale of Hydraulik-Ring by SV, a €21 million gain from the sale of a portfolio of business activities to KKR, and significantly lower contract cancellation gains at PG. Partly offsetting these gains in fiscal 2002 was a €378 million impairment at ICN.

      Income (loss) from investments in other companies, net was a positive €66 million compared to a negative €142 million in the prior year. In fiscal 2003, there were higher contributions from joint ventures compared to fiscal 2002. The prior year included higher losses associated with Siemens’ equity share of Infineon partly offset by a €133 million gain on the sale of two investments.

      Income (expense) from financial assets and marketable securities, net was a negative €69 million compared to a positive €124 million in fiscal 2002. The current year included losses related to financial instrument contracts not qualifying for hedge accounting, whereas the prior year included gains associated with such contracts.

      Interest income (expense) of Operations, net was €31 million compared to €94 million a year earlier, primarily due to lower interest rates and lower income in fiscal 2003.

      Other interest expense for fiscal 2003 was €88 million, compared to €96 million in fiscal 2002. Lower interest expense in the current period reflects lower interest rates.

      There were no gains on sales and dispositions of significant business interests in fiscal 2003. The prior year included tax-free gains of €936 million resulting from the sale of 23.1 million Infineon shares in the first quarter and 40 million shares in the second quarter. Both transactions took place on the open market.

Financing and Real Estate

      The following table presents selected income statement information for the Financing and Real Estate component:

	Year ended
	September 30,

	2003	2002

	(€ in millions)
Sales	2,112	2,186
Gross profit on sales	435	476
Marketing, selling and general administrative expenses	(291)	(282)
Other operating income (expense), net	164	151
Income (loss) from investments in other companies, net	76	44
Income (expense) from financial assets and marketable securities, net	(5)	(25)
Other interest income (expense), net	96	81

Income before income taxes	475	445

      Sales from Financing and Real Estate for the fiscal year 2003 were stable at €2.112 billion compared to €2.186 billion in the prior fiscal year. Marketing, selling and general administrative expenses increased €9 million to €291 million. Other operating income, net was €164 million compared to €151 million last year, primarily reflecting gains on sales of land and buildings. Income from investments in other companies, net increased from €44 million to €76 million in fiscal 2003, driven by strong investment earnings at SFS’ Equity division, in particular related to an investment in a power generation project in Indonesia. Income (expense) from financial assets and marketable securities, net was a negative €5 million compared to a negative €25 million in the prior year. For fiscal 2003, other interest income (expense), net was €96 million compared to €81 million in fiscal 2002. As a result, income before income taxes for fiscal year 2003 increased to €475 million compared to €445 million in fiscal 2002.

Eliminations, reclassifications and Corporate Treasury

      This component of Siemens worldwide includes results of intra-Siemens activity by our Corporate Treasury, which provides corporate finance and treasury management services to our Operations component and to our Financing and Real Estate component. It also includes eliminations of activity conducted between those two components, and reclassification of financial items.

      Corporate Treasury in fiscal 2003 includes net gains from financial instrument transactions not qualifying for hedge accounting and a €35 million gain from the buyback of a nominal €1.440 billion of a bond exchangeable into shares of Infineon. Reclassifications in fiscal 2002 include gains of €936 million resulting from the Infineon share sales mentioned above, reclassified from gains on sales and disposition of significant business interests to other operating income for Siemens worldwide.

      Since December 2001, Infineon has been accounted for under the equity method. The results of Infineon for the first two months of fiscal 2002, a loss of €115 million, are included in Eliminations, reclassifications and Corporate Treasury.

Economic Value Added

      Siemens ties a portion of its executive incentive compensation to achieving economic value added (EVA) targets. EVA measures the profitability of a business (using Group profit for the operations Groups and income before income taxes for the Financing and Real Estate businesses as a base) against the additional cost of capital used to run a business (using Net capital employed for the operations Groups and risk-adjusted equity for the Financing and Real Estate businesses as a base). A positive EVA means that a business has earned more than its cost of capital, and is therefore defined as value-creating. A negative EVA means that a business is earning less than its cost of capital and is therefore defined as value-destroying. Other companies that use EVA may define and calculate EVA differently.

FISCAL 2002 COMPARED TO FISCAL 2001

CONSOLIDATED OPERATIONS OF SIEMENS WORLDWIDE

Economic Environment and Market Trends

      Siemens has a balanced business portfolio with activities predominantly in the field of electronics and electrical engineering. These activities are influenced by a range of different regional and economic factors. In internationally oriented long-cycle industries, for example, customers have multi-year planning and implementation horizons that tend to be independent of short-term economic trends. Our activities in this area include power generation, power transmission and distribution, medical solutions and Transportation Systems. In fields with more industry-specific cycles, customers tend to have shorter horizons for their spending decisions and greater sensitivity to current economic conditions. Our activities in this area include information and communications, automation and drives and lighting. Some activities, especially information and communications and medical solutions, are also influenced by technological change and the rate of acceptance of new technologies by end users.

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

Results of Siemens Worldwide

      Below is a discussion of the Consolidated Statements of Income for Siemens worldwide. Additional details relating to the other components of Siemens worldwide: Operations, Financing and Real Estate and Eliminations, reclassifications and Corporate Treasury are discussed under “—Component Information—Statements of Income.”

      The following table presents selected information for Siemens worldwide:

	Year ended
	September 30,

	2002	2001

	(€ in millions)
New orders	86,214	92,528
New orders in Germany	17,812	18,921
International orders	68,402	73,607
Sales	84,016	87,000
Sales in Germany	18,102	19,144
International sales	65,914	67,856
Gross profit on sales	23,206	23,105
as percentage of sales	27.6%	26.6%
Research and development expenses	(5,819)	(6,782)
as percentage of sales	(6.9)%	(7.8)%
Marketing, selling and general administrative expenses	(15,455)	(16,640)
as percentage of sales	(18.4)%	(19.1)%
Other operating income, net	1,321	2,762
Income (loss) from investments in other companies, net	(114)	49
Income (expense) from financial assets and marketable securities, net	18	173
Interest income (expense) of Operations, net	94	(32)
Other interest income, net	224	43

Income before income taxes	3,475	2,678
Income taxes	(849)	(781)
as percentage of income before income taxes	24%	29%
Minority interest	(29)	191

Net income	2,597	2,088

Net cash provided from operating activities	5,564	7,016
Net cash used in investing activities	(810)	(5,886)

Net cash from operating and investing activities	4,754	1,130

      Sales for Siemens worldwide decreased 3% to €84.016 billion and orders decreased 7% to €86.214 billion. Excluding currency effects and the net effect of acquisitions and dispositions, sales remained level and orders decreased 5%. Sales in Germany decreased 5% to €18.102 billion, while international sales decreased 3% to €65.914 billion. Orders in Germany decreased 6% to €17.812 billion, while international orders decreased 7% to €68.402 billion in this year. International business account for approximately 80% of Siemens’ total volume. Orders in the U.S. for the fiscal year decreased 14% to €21.205 billion and sales decreased 4% to €20.288 billion. The difference between sales and order trends in the U.S. was driven primarily by the end of the gas turbine boom. In Asia-Pacific, orders decreased 8% to €10.092 billion and sales decreased 13% to €9.668 billion. China continued to account for the largest share of sales in the region, contributing €3.223 billion. In Europe outside Germany, orders decreased 5% and sales increased 2%.

      Gross profit as a percentage of sales increased by one percentage point to 27.6% from 26.6% in the prior year, a period which included full-year consolidation of Infineon’s relatively lower gross profit margin. Higher productivity led to significantly higher gross margins at PG and Med. SV’s gross margin increased in part due to the full- year consolidation of the acquired Atecs businesses and an improved cost position. SBS increased its gross margin in comparison to fiscal 2001 which included severance charges and higher loss contract accruals. In contrast, A&D’s gross profit margin declined in fiscal 2002 due in part to margin erosion and warranty charges. I&S recorded a lower gross margin in fiscal 2002 due primarily to severance charges. Gross profit in fiscal 2001 also included an effect of the €258 million write-down related to Argentina.

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

      Marketing, selling and general administrative expenses were €15.455 billion in fiscal 2002 compared to €16.640 billion in fiscal 2001. This figure represents 18.4% of sales, compared to 19.1% last year. The majority of the decrease is attributable to the deconsolidation of Infineon, effective December 2001. In the prior year Infineon contributed €786 million to the total. Operations also contributed to the decrease of marketing, selling and general administrative expenses, primarily due to reduced outlays for marketing at ICN, ICM and A&D and lower provisions for accounts and loans receivable.

      Other operating income (expense), net was €1.321 billion compared to €2.762 billion in fiscal 2001. The current period includes gains of €936 million resulting from Infineon share sales, a €421 million gain on the sale of Unisphere Networks by ICN, a €60 million one-time gain at ICN, a €56 million gain on the sale of Hydraulik-Ring by SV, a gain from the sale of a portfolio of assets to Kohlberg Kravis Roberts & Co. L.P. (KKR), and contract cancellation penalties received by PG. Offsetting these gains was a €378 million goodwill impairment at ICN’s Access Solutions division related to Efficient Networks. The prior year included a €3.459 billion pre-tax gain from the transfer of Infineon shares to the Siemens German Pension Trust, the €606 million gain related to capital increases at Infineon, and €927 million in goodwill impairments related to the acquisitions of Efficient and Milltronics. Also included in other operating expense in fiscal 2001 is €562 million of goodwill amortization. Beginning October 1, 2001, Siemens adopted the provisions of SFAS 142, Goodwill and Other Intangible Assets, and no longer amortizes goodwill.

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

      Siemens earned net income for the fiscal year of €2.597 billion, up 24% from €2.088 billion in fiscal 2001. Net income in fiscal 2002 included our €453 million share of Infineon’s net loss in fiscal 2002. Earnings per share for the fiscal year were €2.92, also up 24% compared to €2.36 a year earlier.

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

      In September 2002, Siemens completed the sale of several business activities to Kohlberg Kravis Roberts & Co. L.P. (KKR). KKR took over units that had belonged to the former Atecs Mannesmann Group: Mannesmann Plastics Machinery, the gas spring producer Stabilus, Demag Cranes & Components and the harbor crane unit Gottwald. As part of the transaction, Siemens also sold the Metering division of its Power Transmission and Distribution Group, the Ceramics division of its Power Generation Group, and Network Systems, a regional service business belonging to its Information and Communication Networks Group. The business activities were sold to a holding company, called Demag Holding s.a.r.l (Luxembourg). KKR holds an 81% and Siemens a 19% stake in the holding company. The gross sales price was €1.69 billion. Taking into account Siemens’ stake in the holding company as well as a shareholder note of €38 million, a vendor note of €215 million and the net debt of €372 million assumed by KKR, Siemens received net cash proceeds of about €1.0 billion. The transaction resulted in a pre-tax gain of €21 million and was treated as a sale of a portfolio of businesses. However, separate results were allocated to the Operating Groups where the sold businesses had previously resided. As a result, Information and Communication Networks (ICN), and Power Generation (PG) were allocated gains of

€153 million and €68 million respectively, while Power Transmission and Distribution (PTD) was allocated a loss of €54 million.

      Siemens will account for its 19% interest in Demag Holding at cost. The governing structure of Demag Holding provides for KKR to have absolute control over virtually all operating, financial, and other management decisions, while Siemens’ participation is only passive in nature.

SEGMENT INFORMATION ANALYSIS

Key Performance Data by Groups

	New orders(1)				Group		Net capital
	(Unaudited)		Total sales(2)		profit(3)(4)		employed

	2002	2001	2002	2001	2002	2001	2002	2001

	(€ in millions)
Operations
Information and Communication Networks (ICN)	8,697	12,639	9,647	12,882	(691)	(861)	1,100	3,039
Information and Communication Mobile (ICM)	11,538	11,866	11,045	11,299	96	(307)	1,973	2,607
Siemens Business Services (SBS)	6,256	6,303	5,773	6,034	101	(259)	264	492
Automation and Drives (A&D)	8,728	9,065	8,635	8,947	723	981	2,197	2,619
Industrial Solutions and Services (I&S)	4,120	4,881	4,480	4,563	(198)	97	315	487
Siemens Dematic (SD)	2,810	2,281	2,995	2,520	45	(59)	975	957
Siemens Building Technologies (SBT)	5,601	5,549	5,619	5,518	195	132	1,778	2,241
Power Generation (PG)	10,586	12,219	9,446	8,563	1,582	634	(144)	(1,020)
Power Transmission and Distribution (PTD)	4,429	3,887	4,199	4,053	109	96	928	994
Transportation Systems (TS)	5,247	5,647	4,367	4,021	247	186	(741)	(932)
Siemens VDO Automotive (SV)	8,515	5,702	8,515	5,702	65	(261)	3,746	3,605
Medical Solutions (Med)	8,425	8,444	7,623	7,219	1,018	808	3,414	3,844
Osram	4,363	4,522	4,363	4,522	365	462	2,436	2,485
Corporate, eliminations	(5,793)	(6,890)	(3,580)	(3,416)	(1,183)	(320)	(2,486)	(2,805)

Total Operations	83,522	86,115	83,127	82,427	2,474	1,329	15,755	18,613
Reconciliation to financial statements	—	—	—	—	—	—	51,944	50,587
Other interest expense	—	—	—	—	(96)	(304)	—	—
Goodwill amortization and purchased in-process R&D expenses	—	—	—	—	—	(665)	—	—
Gains on sales and dispositions of significant business interests	—	—	—	—	936	4,065	—	—
Other special items	—	—	—	—	—	(1,185)	—	—

Operations income before income taxes/ total assets	—	—	—	—	3,314	3,240	67,699	69,200

							Net capital
					EBIT(3)(4)		employed

					2002	2001	2002	2001

					(€ in millions)

Infineon Technologies (Infineon)	—	4,390	—	5,671	—	(1,024)	—	6,471
Reconciliation to financial statements	—	—	—	—	—	(1)	—	3,272

Infineon income (loss) before income taxes/ total assets	—	—	—	—	—	(1,025)	—	9,743

	New orders(1)				Income before
	(Unaudited)		Total sales(2)		Income taxes		Total assets

	2002	2001	2002	2001	2002	2001	2002	2001

							(€ in millions)

Financing and Real Estate
Siemens Financial Services (SFS)	582	481	582	481	216	158	8,681	9,501
Siemens Real Estate Management (SRE)	1,612	1,542	1,612	1,542	229	213	4,090	3,791
Eliminations	—	—	(8)	(7)	—	—	(561)	(525)

Total Financing and Real Estate	2,194	2,023	2,186	2,016	445	371	12,210	12,767

(1)	New orders are determined principally as the estimated sales value of accepted purchase orders and order value changes and adjustments, excluding letters of intent.

(2)	Includes intersegment sales.

(3)	Group profit is measured as earnings before financing interest, income taxes and certain pension costs. Infineon EBIT is measured as earnings before interest, taxes and minority interest. Group profit and Infineon EBIT differs from our Income before income taxes and you should not consider it to be the same. Other companies that use Group profit or EBIT may calculate it differently, and their figures may not be comparable to ours.

(4)	Group profit or EBIT for Infineon should not be considered by investors as an alternative to operating income or other measures of operating performance, or as an alternative to cash flow from operating activities, each as determined in accordance with GAAP.

Operations

Information and Communications

Information and Communication Networks (ICN)

		Year ended
		September 30,

	Change	2002	2001

		(€ in millions)
Group profit	20%	(691)	(861)
Group profit margin		(7.2)%	(6.7)%
Total sales	(25)%	9,647	12,882
New orders	(31)%	8,697	12,639
Net cash from operating and investing activities		711	(2,350)

	September 30,

	2002	2001

Net capital employed	1,100	3,039
Employees (in thousands)	39	51

      Continuing difficult conditions in the telecommunications equipment market had the harshest effect on ICN, which had Group profit of negative €691 million, compared to a negative €861 million in the prior year. The current year included €577 million in severance charges and asset write-downs. Asset write-downs included write-offs of inventory, receivables and venture capital investments. In addition, the Group recorded a goodwill impairment of €378 million at the Access Solutions division related to Efficient Networks, as the market for Efficient’s DSL equipment significantly weakened compared to expectations at the time ICN acquired the business in fiscal 2001. Partially offsetting these charges were €634 million in gains primarily related to the sale of businesses, including Unisphere Networks. This figure includes a gain of €153 million for the sale of ICN’s network systems businesses in the United Kingdom, France and Italy, which were part of the portfolio of business activities sold to KKR. The prior year included severance charges of €387 million and write-downs of assets totaling €672 million, partially offset by €120 million in gains on the sale of investments in start-up companies. ICN’s Group profit in fiscal 2001 does not include the impairment of goodwill associated with the Efficient acquisition, as described below in “—Corporate, Eliminations (Operations) and Reconciliation to Financial Statements—Reconciliation to Financial Statements.”

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

      Net capital employed decreased from €3.039 billion to €1.100 billion as a result of ICN’s aggressive working capital management initiatives, divestments, asset write-downs and the goodwill impairment at the Access Solutions division related to Efficient. Net cash from operating activities and investing activities increased significantly from negative €2.350 billion in fiscal 2001, which included the acquisition of Efficient Networks, to a positive €711 million, as the efforts just noted more than offset ICN’s negative Group profit for the year. Cash flow will be negatively affected in future periods due to payments related to the planned headcount reduction activities described below. EVA in fiscal 2002 was negative, but improved compared to the prior year due to ICN’s reduction in Net capital employed.

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

Information and Communication Mobile (ICM)

		Year ended
		September 30,

	Change	2002	2001

		(€ in millions)
Group profit		96	(307)
Group profit margin		0.9%	(2.7)%
Total sales	(2)%	11,045	11,299
New orders	(3)%	11,538	11,866
Net cash from operating and investing activities		594	14

	September 30,

	2002	2001

Net capital employed	1,973	2,607
Employees (in thousands)	29	30

      ICM was back in the black in fiscal 2002, posting Group profit of €96 million compared to a €307 million loss in the prior year, which included asset write-downs of €441 million. The Mobile Phones division was primarily responsible for this turnaround, contributed €82 million to Group profit compared to a negative €540 million a year earlier, a period which included significant charges for asset write-downs, particularly for excess handset inventories. In fiscal 2002, the division was especially successful in the mid-and low-end segment where it introduced a number of new products. This resulted in an increase in unit sales to 33.3 million compared to 28.7 million handsets a year earlier. The division leveraged this increase in unit volume by significantly improving its cost structure within a cost-cutting program initiated in fiscal 2001. In addition to streamlining marketing and selling activities and improving its purchasing, the division successfully implemented design-to-cost strategies, including increased sharing of a common technology platform across multiple product lines.

      The Networks division contributed €5 million to Group profit compared to €435 million in fiscal 2001. During fiscal 2002 the division faced ongoing price erosion and declining demand for wireless infrastructure products and services. In response to these prevailing market conditions, the division is expanding its “Top on Air” productivity program into fiscal 2003, in order to further reduce its costs. A headcount reduction plan initiated in fiscal 2001 was expanded during the year to a total targeted reduction of approximately 4,000 positions worldwide. The reduction in personnel is expected to be achieved through attrition, early retirement, and voluntary and involuntary terminations across various functions. Group profit in fiscal 2002 included €105 million for severance charges of which nearly half was paid to employees during the year. The remainder is expected to be paid out in fiscal 2003. In fiscal 2002, the division recorded higher provisions on customer financing receivables, including a €51 million write-off in the second half of the year associated with a customer serving Africa and the Middle East. The Cordless Products division made a significant contribution to ICM’s earnings for the year. The Group’s results for the year also include ICM’s share, amounting to €17 million, of the loss at the Fujitsu Siemens Computers joint venture.

      For ICM as a whole, sales edged down 2%, to €11.045 billion, and orders declined 3%, to €11.538 billion compared to fiscal 2001. The decline in volume was evident at the Networks division, as a drop in sales of GSM infrastructure equipment was not compensated by an increase in sales of next-generation UMTS equipment.

      Net capital employed decreased from €2.607 billion in fiscal 2001 to €1.973 billion mainly due to aggressive working capital management, primarily accounts receivable and inventories. Net cash from operating and investing activities increased significantly to €594 million in fiscal 2002 compared to €14 million last year, due to increased profitability and improved asset management. Cash flow will be negatively affected in future periods due to payments related to the planned headcount reduction activities noted above and due to commitments to extend customer financing in the Networks division. For additional information see “—Liquidity and Capital Resources—Capital Resources and Capital Requirements—Off-balance sheet arrangements—Customer financing.” EVA remained negative, but improved in fiscal 2002 due to positive earnings and lower Net capital employed.

Siemens Business Services (SBS)

		Year ended
		September 30,

	Change	2002	2001

		(€ in millions)
Group profit		101	(259)
Group profit margin		1.7%	(4.3)%
Total sales	(4)%	5,773	6,034
New orders	(1)%	6,256	6,303
Net cash from operating and investing activities		173	339

	September 30,

	2002	2001

Net capital employed	264	492
Employees (in thousands)	34	36

      Group profit at SBS was €101 million in fiscal 2002 compared to a negative €259 million a year ago. The prior year included €242 million charges for severance and asset write-downs and a €44 million gain on a sale of an investment. The severance charges in fiscal 2001 totaled €196 million as part of a plan to eliminate 2,200 positions. During fiscal 2002, €140 million of this amount was paid to employees and the remainder is expected to be paid out in fiscal 2003. The prior year was also affected by loss provisions relating to two significant business process outsourcing contracts totaling €192 million. Management at SBS continues to focus on risks associated with long-term business process outsourcing contracts, particularly regarding our long-term contract with National Savings & Investments in the U.K. Group profit margin at SBS increased to 1.7% in fiscal 2002 compared to negative 4.3% a year ago. Sales slid 4% below the prior-year level, to €5.773 billion, and orders held steady at €6.256 billion, despite a difficult market for IT services. Net capital employed decreased from €492 million a year ago to €264 million in fiscal 2002 due to working capital management and lower capital expenditures. Net cash from operating and investing activities was €173 million in fiscal 2002, a period which included the severance payments noted above. Net cash from operating and investing activities of €339 million in fiscal 2001 benefited from higher sales of receivables to Siemens Financial Services (SFS). EVA turned positive in fiscal 2002 due to higher earnings and lower Net capital employed.

Automation and Control

Automation and Drives (A&D)

		Year ended
		September 30,

	Change	2002	2001

		(€ in millions)
Group profit	(26)%	723	981
Group profit margin		8.4%	11.0%
Total sales	(3)%	8,635	8,947
New orders	(4)%	8,728	9,065
Net cash from operating and investing activities		1,019	533

	September 30,

	2002	2001

Net capital employed	2,197	2,619
Employees (in thousands)	51	54

      A&D was one of Siemens’ top earnings performers for the year, delivering €723 million in Group profit and an 8.4% Group profit margin. Despite declining sales, A&D’s largest division, Industrial Automation Systems, was able to maintain a strong Group profit margin. The Large Drives division achieved higher volume and Group profit as it translated large orders into sales and benefited from productivity measures initiated in fiscal 2001. Group profit also included charges of €26 million, including headcount reduction in the U.S. and a €10 million loss on the sale of an investment. In comparison, Group profit a year earlier was €981 million. Group profit in the prior year did not include an impairment of goodwill associated with the acquisition of Milltronics, which is discussed in “—Corporate, Eliminations (Operations) and Reconciliation to Financial Statements—Reconciliation to Financial Statements.” Sales for A&D overall slid 3% to €8.635 billion and orders declined 4% to €8.728 billion, due in part to negative currency effects and weak demand in the Americas, particularly in the U.S. Net capital employed decreased from €2.619 billion to €2.197 billion due to improvements in working capital management, particularly regarding inventories and accounts receivable. This development also drove the improvement in net cash from operating and investing activities, which almost doubled from €533 million to €1.019 billion. EVA was positive, but lower than in the prior year.

Industrial Solutions & Services (I&S)

		Year ended
		September 30,

	Change	2002	2001

		(€ in millions)
Group profit		(198)	97
Group profit margin		(4.4)%	2.1%
Total sales	(2)%	4,480	4,563
New orders	(16)%	4,120	4,881
Net cash from operating and investing activities		(107)	(39)

	September 30,

	2002	2001

Net capital employed	315	487
Employees (in thousands)	29	30

      I&S battled weakness in the market for industrial solutions, posting Group profit of negative €198 million for the year compared to a positive €97 million in fiscal 2001. I&S took €152 million in charges for severance programs and capacity adjustments in fiscal 2002 primarily at the Industrial Services division, which turned negative after solid earnings in fiscal 2001. Reduced investments by major customers in the industrial sector resulted in a sharp decline in volume at the Metals, Mining and Paper Technologies division as well as at the Infrastructure and Marine Solutions division. These declines resulted in negative Group profit, including severance charges for both businesses after positive earnings a year ago. The severance charges in fiscal 2002 totaled €118 million for a plan to eliminate approximately 1,600 positions. During fiscal 2002, €35 million of this amount was paid to employees, with the remainder scheduled for payment in fiscal 2003.

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

Siemens Dematic (SD)

		Year ended
		September 30,

	Change	2002	2001

		(€ in millions)
Group profit		45	(59)
Group profit margin		1.5%	(2.3)%
Total sales	19%	2,995	2,520
New orders	23%	2,810	2,281
Net cash from operating and investing activities		(70)	261

	September 30,

	2002	2001

Net capital employed	975	957
Employees (in thousands)	12	12

      SD posted Group profit of €45 million compared to a negative €59 million a year earlier, when the Group recorded significantly higher contract loss provisions and other charges totaling €95 million. In contrast, SD was profitable in all four quarters of fiscal 2002, as the Group successfully integrated the Dematics businesses acquired from Atecs. The Material Handling division increased profitability at its U.S. operations through improved project management. The division also lowered contract loss provisions particularly in Europe as it increased overall productivity. The Postal Automation division returned to profitability. In contrast, Group profit of the Electronics Assembly Systems division turned negative compared to positive earnings a year ago, primarily due to a prolonged and deepening slump in the market for telecommunications equipment, affecting demand for its pick and place equipment. Group profit margin for the Group improved to a positive 1.5%, compared to the negative level in the prior year.

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

Siemens Building Technologies (SBT)

		Year ended
		September 30,

	Change	2002	2001

		(€ in millions)
Group profit	48%	195	132
Group profit margin		3.5%	2.4%
Total sales	2%	5,619	5,518
New orders	1%	5,601	5,549
Net cash from operating and investing activities		295	49

	September 30,

	2002	2001

Net capital employed	1,778	2,241
Employees (in thousands)	36	37

      SBT increased its Group profit in fiscal 2002 to €195 million from €132 million a year earlier. Prior-year results included charges primarily at the Fire and Safety division in the U.S., together with costs associated with the closure of certain facilities and related headcount reduction at the Building Automation and Fire and Safety divisions. Group profit margins improved as the Group focused on higher-margin projects and reorganized the Fire & Security Products division.

      Orders and sales for SBT overall were up 1% and 2%, respectively, to €5.601 billion and €5.619 billion, as increases at Building Automation and acquisition- related increases at Security Systems were offset by decreases at Facility Management. The decrease in Net capital employed from €2.241 billion to €1.778 billion was due to improvements in working capital and reductions in property, plant and equipment. The improvement in net cash from operating and investing activities, from €49 million to €295 million, was a result of lower capital expenditures as well as decreases in inventories, increases in accounts payable and improvements in accounts receivable management. EVA increased but remains negative.

Power

Power Generation (PG)

		Year ended
		September 30,

	Change	2002	2001

		(€ in millions)
Group profit	150%	1,582	634
Group profit margin		16.7%	7.4%
Total sales	10%	9,446	8,563
New orders	(13)%	10,586	12,219
Net cash from operating and investing activities		662	2,045

	September 30,

	2002	2001

Net capital employed	(144)	(1,020)
Employees (in thousands)	26	26

      PG led all Siemens Groups with €1.582 billion in Group profit and Group profit margin of 16.7%, compared to €634 million in Group profit and a 7.4% margin a year earlier. Group profit for fiscal 2002 included income of approximately €100 million from the net effect of updated estimates of project completion performance, a gain from the sale of a business included in the portfolio of business activities which Siemens sold to KKR, fees derived from customer cancellations of orders, which were partially offset by charges related to planned consolidation of manufacturing capacity. Further consolidation-related charges may be incurred in fiscal 2003 depending on market developments.

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

Power Transmission and Distribution (PTD)

		Year ended
		September 30,

	Change	2002	2001

		(€ in millions)
Group profit	14%	109	96
Group profit margin		2.6%	2.4%
Total sales	4%	4,199	4,053
New orders	14%	4,429	3,887
Net cash from operating and investing activities		149	(331)

	September 30,

	2002	2001

Net capital employed	928	994
Employees (in thousands)	17	21

      PTD reported €109 million in Group profit despite a loss of €54 million on the sale of its Metering division, which was included in the portfolio of business activities sold by Siemens to KKR. Group profit in the prior year was €96 million. Fiscal 2002 earnings were driven primarily by strong performance at the High Voltage, Medium Voltage and Power Automation divisions. Group profit for the current fiscal year included charges of €34 million primarily for a severance program. Sales rose 4%, to €4.199 billion, and orders climbed 14%, to €4.429 billion, benefiting from a large order booked early in the year. Sales growth slowed at the end of the year due to slowing activity in the U.S. power market. Net capital employed decreased slightly to €928 million due to improvements in working capital and the sale of the Metering division. Working capital improvements also had a positive effect on net cash from operating and investing activities, which increased by €480 million to €149 million. The prior year’s cash flow was impacted by acquisitions. EVA was negative, due primarily to the loss on the sale of the Metering division.

Transportation

Transportation Systems (TS)

		Year ended
		September 30,

	Change	2002	2001

		(€ in millions)
Group profit	33%	247	186
Group profit margin		5.7%	4.6%
Total sales	9%	4,367	4,021
New orders	(7)%	5,247	5,647
Net cash from operating and investing activities		95	752

	September 30,

	2002	2001

Net capital employed	(741)	(932)
Employees (in thousands)	17	14

      TS increased its Group profit 33% to €247 million compared to €186 million a year earlier. Group profit margin rose to 5.7% for the year compared to 4.6% last year. Sales climbed 9%, to €4.367 billion, as TS converted large prior year orders into current year sales. Orders of €5.247 billion were 7% lower than in fiscal year 2001, when TS booked a large railcar order valued at approximately €1.6 billion. This year’s new orders included a high-speed rail link in the Netherlands for €404 million, a turnkey subway system in Bangkok for €356 million and a 14-year, full-service contract for maintenance of high-speed trains in Spain for €305 million. The Group’s backlog stood at €11.2 billion at year-end, level with the end of the prior year. Net capital employed increased from a negative €932 million to a negative €741 million as TS used advance payments for project inventories. Net cash from operating and investing activities decreased from €752 million to €95 million, due to lower advance payments. The rate at which TS receives advance payments for customer projects will have an impact on its cash flow in future periods. EVA increased on higher profitability due to improved productivity and an increased focus on higher-margin projects.

Siemens VDO Automotive (SV)

		Year ended
		September 30,

	Change	2002	2001

		(€ in millions)
Group profit		65	(261)
Group profit margin		0.8%	(4.6)%
Total sales	49%	8,515	5,702
New orders	49%	8,515	5,702
Net cash from operating and investing activities		224	(89)

	September 30,

	2002	2001

Net capital employed	3,746	3,605
Employees (in thousands)	43	44

      SV turned in a profitable year, with Group profit of €65 million compared to a negative €261 million in fiscal 2001 as its integration and consolidation programs, initiated last year showed results. SV benefited from a €56 million gain on the sale of its Hydraulik-Ring business in fiscal 2002 and from the effects of its cost-reduction program initiated in fiscal 2001. The relative improvement in Group profit also benefited from the fact that fiscal 2002 included 12 months of results from the automotive operations acquired from Atecs, while fiscal 2001 included only five months. The prior year included €90 million in asset write-downs split between losses on the divestment of the Group’s wiring harness business and write-downs of investments. The current year included charges for write-downs of certain intangible assets. Sales and orders of €8.515 billion were 49% higher than in fiscal 2001, largely reflecting full-year inclusion of the Atecs businesses compared to five months in the prior year.

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

Medical

Medical Solutions (Med)

		Year ended
		September 30,

	Change	2002	2001

		(€ in millions)
Group profit	26%	1,018	808
Group profit margin		13.4%	11.2%
Total sales	6%	7,623	7,219
New orders		8,425	8,444
Net cash from operating and investing activities		1,124	86

	September 30,

	2002	2001

Net capital employed	3,414	3,844
Employees (in thousands)	31	30

      Med achieved a new high in earnings with Group profit of €1.018 billion, 26% higher than the €808 million earned in fiscal 2001. Gross profit increased, particularly in the Group’s imaging systems divisions, driven by productivity improvements in connection with new products. Group profit margin rose more than two percentage points, to 13.4%. Med’s imaging systems businesses also drove sales growth of 6% to €7.623 billion compared with the prior year. Delayed investment decisions in new technologies by customers of the Health Services division combined with order increases at the imaging systems divisions resulted in stable order development for the year at €8.425 billion.

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

Lighting

Osram

		Year ended
		September 30,

	Change	2002	2001

		(€ in millions)
Group profit	(21)%	365	462
Group profit margin		8.4%	10.2%
Total sales	(4)%	4,363	4,522
New orders	(4)%	4,363	4,522
Net cash from operating and investing activities		284	349

	September 30,

	2002	2001

Net capital employed	2,436	2,485
Employees (in thousands)	35	35

      Osram generated €365 million in Group profit compared to €462 million a year earlier, a period that included €54 million in non-operating gains. Group profit margin was also lower, at 8.4%, but that level still ranked among the highest of the Groups. Sales of higher-margin products at the Automotive Lighting division resulted in a solid improvement in Group profit margin which were more than offset by margin erosion, in particular in the Opto-semiconductors division. Sales and orders slid 4%, to €4.363 billion, reflecting economic weakness particularly in Osram’s large U.S. market.

      Net capital employed decreased slightly to €2.436 billion, compared to €2.485 billion in the prior year. Net cash from operating and investing activities decreased from €349 million to €284 million. EVA decreased on lower earnings, but was still strongly positive.

Corporate, Eliminations (Operations) and Reconciliation to Financial Statements

      Corporate, eliminations (Operations) and Reconciliation to financial statements include various categories of items which are not allocated to the Groups, because the Managing Board has determined that such items are not indicative of Group performance. These include certain one-time charges or gains and results from centrally managed projects. In addition, Corporate, eliminations (Operations) includes corporate costs such as domestic pension-related income or expense, certain corporate-related derivative activities, and centrally held equity investments, business units and corporate projects. Reconciliation to financial statements includes various items excluded by definition from Group profit.

      We believe that this presentation provides a more meaningful comparison between the periods under review because it eliminates one-time gains or losses that management does not believe are indicative of the underlying performance of our business. This presentation reflects the assessment of our chief operating decision maker with respect to the performance of our components. However, you should be aware that different one-time items may occur in every period. While management believes that excluding special items in this way assists in understanding the underlying performance of our business in the periods under review, you should assess our performance on the basis of all the information presented herein.

Corporate, Eliminations

      Corporate, eliminations consists of four main components: corporate items, consisting primarily of corporate expenses; investment earnings (losses), which include our share of earnings (losses) from equity investments held centrally; non-allocated pension-related income (expense); and “eliminations, other.” Group profit for Corporate, eliminations as a whole was a negative €1.183 billion compared to a negative €320 million a year ago.

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

      Other special items: Other special items in fiscal 2001 included charges totaling €927 million taken for impairment of goodwill relating to acquisitions made by ICN and A&D, including a charge of €746 million resulting from the impairment of goodwill associated with the acquisition by ICN of Efficient Networks, Inc., a provider of DSL equipment in the United States. Shortly after the acquisition of Efficient, worldwide demand for DSL products contracted sharply. Additionally, the total charges include €181 million for impairment of goodwill primarily associated with the acquisition by A&D of Milltronics, Ltd. For more information see Notes to the consolidated financial statements.

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

Operations

      The following table presents selected income statement information for the Operations component:

	Year ended
	September 30,

	2002	2001

	(€ in millions)
Net sales from operations	83,127	82,427
Gross profit on sales	22,805	22,235
as percentage of sales	27.4%	27.0%
Research and development expenses	(5,650)	(5,427)
as percentage of sales	(6.8)%	(6.6)%
Marketing, selling and general administrative expenses	(15,083)	(15,559)
as percentage of sales	(18.1)%	(18.9)%
Other operating income (expense), net	326	(118)
Income (loss) from investments in other companies, net	(142)	(24)
Income from financial assets and marketable securities, net	124	263
Interest income (expense) of Operations, net	94	(41)
Other interest (expense) income, net	(96)	(304)
Goodwill amortization and purchased in-process R&D expenses of Operations	—	(665)
Gains on sales and dispositions of significant business interests	936	4,065
Other special items	—	(1,185)

Income before income taxes	3,314	3,240

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

      Other operating income (expense), net was a positive €326 million compared to a negative €118 million last year. The current period includes a €421 million gain on the sale of Unisphere Networks by ICN, a €60 million nonrecurring gain at ICN, a €56 million gain on the sale of Hydraulik-Ring by SV, a €21 million gain from the sale of a portfolio of business activities to KKR, and contract cancellation penalties received by PG. Offsetting these gains was a €378 million goodwill impairment related to Efficient Networks at ICN’s Access Solutions division. The prior period included a loss on the divestment of a business at SV.

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

      Other special items in fiscal 2001 included goodwill impairments of €927 million related to Efficient and Milltronics, and a €258 million write-down of inventories and assets associated with the cancellation of a centrally managed outsourcing contract in Argentina.

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

Eliminations, Reclassifications and Corporate Treasury

      This component of Siemens worldwide includes results of intra-Siemens activity by our Corporate Treasury, which provides corporate finance and treasury management services to our Operations component (excluding Infineon Technologies AG) and to our Financing and Real Estate component. It also includes eliminations of activity conducted between those two components, and reclassification of certain financial items. Since December 2001, Infineon has been accounted for under the equity method. The results of Infineon for the first two months of fiscal 2002, a loss of €115 million, are included in Eliminations, reclassifications and Corporate Treasury. To the extent that Infineon provided products and services to the Operations Groups in the prior year, when Infineon was still consolidated in Siemens’ results, those effects are eliminated here as well.

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

Economic Value Added

      Siemens ties a portion of its executive incentive compensation to achieving economic value added (EVA) targets. EVA measures the profitability of a business (using Group profit for the operations Groups and income before income taxes for the Financing and Real Estate businesses as a base) against the additional cost of capital used to run a business (using Net capital employed for the operations Groups and risk-adjusted equity for the Financing and Real Estate businesses as a base). A positive EVA means that a business has earned more than its cost of capital, and is therefore defined as value-creating. A negative EVA means that a business is earning less than its cost of capital and is therefore defined as value-destroying. Other companies that use EVA may define and calculate EVA differently.

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOW—FISCAL 2003 COMPARED TO FISCAL 2002

      The following discussion adheres to our component model of reporting and includes an analysis of cash flow and related balance sheet effects in our Operations and Financing and Real Estate components.

      Net cash provided by the operating activities of the Operations component for fiscal 2003 was €4.123 billion compared to €4.277 billion in the prior year. The current year includes increased earnings in fiscal 2003 in comparison to the prior year after adjusting for non-cash gains in fiscal 2002. Both periods included supplemental cash contributions to Siemens pension trusts, totaling €1.192 billion and €1.782 billion in fiscal 2003 and 2002, respectively. Changes in net working capital (current assets less current liabilities) within Operations used cash of €482 million, compared to cash provided of €1.019 billion in the same period a year earlier. While the prior fiscal year included positive cash flows from significant reductions in inventory at ICN, ICM and PG, further decreases at these Groups in fiscal 2003 were offset by an increase in inventories at TS. Other current liabilities decreased, in particular at PG, as a result of lower advance payments due to order cancellations in the U.S and as the Group used advance payments for project inventories. Severance programs negatively impacted cash flow during fiscal 2003 and we expect payments from these programs to continue in fiscal 2004, but at a lesser amount. Among the Groups, ICN, ICM, A&D and PTD achieved improvements in net working capital.

      Net cash used in investing activities within Operations was €3.655 billion. Expenditures for intangible assets and property, plant and equipment were €2.468 billion, €681 million lower than in the previous fiscal year. Cash outflows for acquisitions in fiscal 2003 include €929 million for the purchase of the industrial turbine businesses of Alstom. Purchases of investments and marketable securities include an aggregate €599 million for the acquisition of various debt and fund securities. Total outlays within Operations for investments and marketable securities were €841 million. Net cash used in investing activities within Operations in fiscal 2002 was €250 million. Cash used for acquisitions in fiscal 2002 was €3.787 billion which included a €3.657 billion payment to complete the Atecs-Mannesmann acquisition initiated in fiscal 2001. Proceeds from sales and dispositions in fiscal 2002 totaled €6.097 billion, including sales of businesses related to Atecs including Rexroth AG and Mannesmann Sachs AG, as well as the sale of a portfolio of businesses to Kohlberg Kravis Roberts & Co. L.P. Other dispositions included the sale of Unisphere Networks, Inc. and the Hydraulik-Ring business of SV. Fiscal 2002 also included proceeds of €1.522 billion related to sales of shares of Infineon.

      Net cash provided by operating activities within the Financing and Real Estate component in fiscal 2003 was €469 million compared to €558 million in fiscal 2002. The current year reflects improved earnings at SFS offset by a decrease in other liabilities.

      Net cash used in investing activities within the Financing and Real Estate component was €515 million compared to net cash used of €100 million a year earlier. Fiscal 2003 included a net increase in financing receivables, compared to a substantial reduction in the prior year. Fiscal 2002 included a negative €607 million net effect from the sale of receivables by SFS, as collections on previously sold accounts receivable were greater than new sales. Sales of accounts receivable using the SieFunds asset securitization program have been discontinued for the time being.

      Net cash provided by operating activities of Siemens worldwide totaled €5.712 billion in fiscal 2003 compared to €5.564 billion for fiscal 2002. Strong worldwide earnings were a primary factor in the high level achieved in the current year. As noted above, both periods included supplemental cash contributions to Siemens pension trusts. Changes in net working capital for Siemens worldwide provided cash of €71 million in fiscal 2003 compared to €1.323 billion in the prior year. Within this development, fiscal 2002 included substantial decreases in inventory, while current year decreases at several Groups were offset by an increase in inventory at TS. In addition, net cash includes a positive net effect from Corporate Treasury of over €1 billion associated with financial instruments which are utilized to help manage the Company’s exposure to fluctuations in foreign exchange rates, particularly with regard to intra-company financing.

      Net cash used in investing activities of Siemens worldwide was €3.939 billion in fiscal 2003 compared to €810 million in fiscal 2002, a period which included approximately €2.8 billion in net proceeds from portfolio activities described above. The current period included cash outflows of €929 million for the acquisition of the industrial turbine businesses of Alstom and €957 million for purchases of investments and marketable securities. For further information regarding net cash from operating and investing activities of the Groups, see “—Segment Information Analysis” above.

      Net cash used by financing activities of Siemens worldwide was €487 million in fiscal 2003 compared to net cash used of €859 million in fiscal 2002. The current year total includes proceeds of €2.5 billion from the issuance of notes, convertible into shares of Siemens AG. In fiscal 2003, Siemens made repayments of debt totaling €1.742 billion, which includes the repurchase of nominal €1.440 billion of a bond exchangeable into Infineon shares. During the current fiscal year, €896 million of dividends were paid to shareholders. Fiscal 2002 included €847 million for repayment of debt and €888 million in dividend payments.

      For Siemens worldwide, total net cash provided by operating activities of €5.712 billion, less net cash used in investing and financing activities of €4.426 billion, less currency translation effects of €333 million, resulted in a €953 million increase in cash and cash equivalents, to €12.149 billion.

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

      Net cash used in investing activities within Operations was €250 million, compared to net cash used of €4.519 billion in fiscal 2001. Capital expenditures excluding acquisitions were €3.412 billion, €1.051 billion lower than in previous fiscal year. Cash used for acquisitions was €3.787 billion compared to €3.898 billion in the prior year. The current fiscal year included a €3.657 billion payment to complete the Atecs-Mannesmann transaction initiated in fiscal 2001. Cash used in acquisitions in the prior year included a €1 billion initial deposit for Atecs and €2.38 billion for the acquisitions of Acuson and Efficient Networks. Proceeds from the sales and dispositions of businesses in fiscal 2002 totaled €6.097 billion, including sales of Rexroth, Sachs, the portfolio of businesses sold to KKR, Unisphere, Hydraulik-Ring and €1.522 billion related to Infineon. Proceeds from sales of long-term investments, intangibles and property plant and equipment totaled €801 million compared to

€3.454 billion in the prior year, a period which included €2.555 billion in proceeds from the sale of a domestic equity and debt security fund.

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

CAPITAL RESOURCES AND CAPITAL REQUIREMENTS

      Siemens is committed to a strong financial profile, characterized by a conservative capital structure which gives us excellent financial flexibility.

      Our current corporate credit ratings from Moody’s Investors Service and Standard & Poor’s are noted below:

	Moody’s	Standard
	Investors	&
	Service	Poor’s

Long-term debt	Aa3	AA-
Short-term debt	P-1	A-1+

      Moody’s Investor Service rates our long-term corporate credit Aa3 (negative outlook). The rating classification of Aa is the second highest rating within the agency’s debt ratings category. The numerical modifier 3 indicates that our long-term debt ranks in the lower end of the Aa category. The Moody’s rating outlook is an opinion regarding the likely direction of an issuer’s rating over the medium-term. Rating outlooks fall into the following six categories: Positive, Negative, Stable, Developing, Ratings Under Review and No Outlook. Our outlook was changed from stable to negative in December 2002.

      Moody’s Investors Service’s rating for our short-term corporate credit and commercial paper is P-1, the highest available rating in the prime rating system, which assesses issuers’ ability to honor senior financial obligations and contracts generally with a maturity not exceeding one year.

      Standard & Poor’s rates our long-term corporate credit AA- (stable outlook). Within Standard & Poor’s long-term issue and issuer credit ratings, an obligation rated AA has the second highest rating category assigned. The modifier “—” indicates that our long-term debt ranks in the lower end of the AA category. The Standard & Poor’s rating outlook is an opinion regarding the likely direction of an issuer’s rating over the intermediate to longer term. Rating outlooks fall into the following four categories: Positive, Negative, Stable and Developing.

      Our short-term debt and commercial paper is rated A-1+ within Standard & Poor’s short-term issue credit ratings, giving Siemens the highest-ranking short-term rating.

      Siemens has no further agreements with nationally recognized statistical rating organizations to provide a long-term and short-term credit rating for our Company.

      The rating agencies have focused more specifically on an assessment of liquidity risk. Moody’s most recent liquidity risk assessment for Siemens as of October 23, 2003, classified the liquidity profile of the Company as “very healthy.”

      Please be advised that security ratings are not a recommendation to buy, sell or hold securities. Credit ratings may be subject to revision or withdrawal by the rating agencies at any time. You should evaluate each rating independently of any other rating.

      Capital resources at September 30, 2003 included €12.149 billion in cash and cash equivalents held in various currencies. Corporate Treasury generally manages cash and cash equivalents for the entire Company, except in countries where local capital controls require otherwise. At September 30, 2003, Corporate Treasury managed approximately 93% of Siemens’ worldwide cash and cash equivalents. Corporate Treasury carefully manages investments of cash and cash equivalents subject to strict credit requirements and counterparty limits. Another €650 million is held in available-for-sale marketable securities, including shares in Epcos AG. Furthermore, our remaining shares in Infineon had a market value of approximately €3.2 billion based on the share price at September 30, 2003. In addition to these capital resources, SFS has established structures for raising funds through the sale of accounts receivable, either by issuing asset-backed securities under our SieFunds program or by selling receivables directly to banks. Due to our ample capital resources, we have phased-out for the time being the use of the SieFunds structure. Siemens continues to place a high priority on improving cash flows from operating and investing activities.

      Capital requirements include normal debt service and regular capital spending and cash requirements. Other commercial commitments, including primarily guarantees, are contingent upon the occurrence of specific events. Approximately €1.7 billion of debt including €385 million of commercial paper is scheduled to become due in fiscal 2004. Capital spending programs have been reduced in line with more difficult market conditions. In addition, the deconsolidation of Infineon at the end of the first quarter of fiscal 2002, which had accounted for a substantial percentage of overall capital expenditures of Siemens worldwide, has resulted in considerably lower capital expenditures compared with previous periods. We plan capital expenditures for property, plant and equipment for the coming fiscal year to approximate current depreciation expense of approximately €2.5 billion for fiscal 2003.

      Our shareholders’ equity at September 30, 2003 was €23.715 billion, an increase of €194 million since September 30, 2002. See also the discussion of pension plan funding below as well as the consolidated statements of changes in shareholders’ equity. We have authorization from our shareholders to repurchase up to 10% of our outstanding shares at any time until July 22, 2004. Such stock may be (i) retired with the approval of the Supervisory Board, (ii) used to satisfy the Company’s obligations under the 1999 Siemens Stock Option Plan and the 2001 Siemens Stock Option Plan or (iii) offered for sale to employees within the employee share program.

Principal Sources of Liquidity

      Our principal source of Company financing is cash flow from operating and investing activities, totaling €1.773 billion in fiscal 2003 after supplemental cash contributions of €1.192 billion to Siemens’ pension trusts. Cash flows are complemented by the substantial capital resources noted above. We further strengthened our financial flexibility through a set of backstop facilities, commercial paper programs, and a medium-term note program. The backstop facilities consist of €3.7 billion in unused committed lines of credit. We also have two commercial paper programs, under which we typically issue instruments with a maturity of less than 90 days, for an aggregate U.S. $3.0 billion in the U.S. domestic market and an aggregate €3.0 billion in the euro market. The amount outstanding under all commercial paper programs was €385 million at September 30, 2003. In addition, the Company has a medium-term note program under which we may issue up to €5.0 billion in medium-term notes. The amount outstanding under this program was €1.368 billion at September 30, 2003.

      In addition to our existing cash and cash equivalents, and current cash flows, our unused backstop facilities are available in the unlikely event that we are unable to access commercial paper or medium-term notes markets. The backstop facilities at our disposal include a U.S.$3.0 billion multi-currency revolving loan facility expiring May 2007 provided by a syndicate of international banks. During the third quarter of fiscal 2003, the Company terminated its €1 billion revolving loan facility, which was to expire in February 2004, and entered into a new revolving loan facility with a domestic bank for an aggregate amount of €750 million expiring in June 2008. In addition, we have a €400 million revolving loan facility expiring in July 2006 also provided by a domestic bank. None of our backstop facilities contain a material adverse change clause of the type typically included in low-risk backstop facility agreements.

      Neither our commercial paper and medium-term note programs nor our backstop facilities have specific financial covenants such as rating triggers or interest coverage, leverage or capitalization ratios that could trigger remedies, such as acceleration of repayment or additional collateral support, except in the case of nonpayment of amounts when due.

      In June 2003, the Company issued €2.5 billion of convertible notes through its wholly owned Dutch subsidiary, Siemens Finance B.V., which are fully and unconditionally guaranteed by Siemens AG. The convertible notes have a 1.375% coupon and are convertible into approximately 44.5 million shares of Siemens AG at a conversion price of €56.1681 per share, which is subject to change under certain circumstances. The conversion right is contingently exercisable by the holders upon the occurrence of one of several conditions, including, upon the Company’s share price having exceeded 110% of the conversion price on at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of any calendar quarter. The Company may, at any time from June 18, 2007, redeem the notes outstanding at their principal amount together with interest accrued thereon, if Siemens’ share price exceeds 130% of the conversion price on any 15 of 30 consecutive trading days before notice of early redemption. Unless previously redeemed, converted or repurchased and cancelled, the notes mature on June 4, 2010.

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

      The following table summarizes contractual obligations for future cash outflows as of September 30, 2003:

	Payments due by period

		Less than			After
Contractual Obligations	Total	1 year	1-3 years	4-5 years	5 years

	(€ in millions)
Debt	13,178	1,745	3,552	2,558	5,323
Operating leases	2,834	473	820	596	945

Total contractual cash obligations	16,012	2,218	4,372	3,154	6,268

      Debt—At September 30, 2003, Siemens worldwide had €13.178 billion of short- and long-term debt, of which €1.745 billion will become due within the next 12 months. Included in short-term debt is €385 million of commercial paper, reflecting all amounts outstanding under our commercial paper programs, therefore limiting refinancing risk. The remainder is represented by bonds and other loans from banks coming due within the next 12 months. At September 30, 2003, the weighted average maturity of our bonds and notes due after one year was 4.9 years. At September 30, 2002, total debt was €12.346 billion. Further information about the components of debt is given in the Notes to the Consolidated Financial Statements.

      Debt for Siemens worldwide at September 30, 2003 consisted of the following:

	Short-Term	Long-Term	Total

	(€ in millions)
Notes and bonds	436	9,997	10,433
Loans from banks	777	287	1,064
Other financial indebtedness	494	904	1,398
Obligations under capital leases	38	245	283

Total debt	1,745	11,433	13,178

      Our notes and bonds contain no specific financial covenants such as rating triggers or interest coverage, leverage or capitalization ratios that could trigger a requirement for early payment or additional collateral support, except in the case of nonpayment of interest or principal.

      Our Corporate Treasury has primary responsibility for raising funds in the capital markets for the entire Company, including the Financing and Real Estate component, except in countries with conflicting capital market controls. In these countries, the Siemens subsidiary companies obtain financing primarily from local banks. Corporate Treasury lends funds via intracompany financing to the Operations and Financing and Real Estate components. This intracompany financing together with intracompany liabilities between the components is shown under intracompany liabilities in the balance sheets. Under this approach, at September 30, 2003, €7.659 billion of such intracompany financing was directly attributable to the Financing and Real Estate component and the remainder to the Operations component. At September 30, 2003, the Financing and Real Estate component additionally held €122 million in short-term and €509 million in long-term debt from external sources.

      In fiscal 2000, Siemens Nederland N.V., as the owner of the underlying shares of stock of Infineon Technologies AG, issued €2.5 billion of 1% exchangeable notes due in 2005. For fiscal years 2001 and 2002 this debt was recorded under Corporate, eliminations (Operations). Beginning fiscal 2003 this debt is recorded under Corporate Treasury. In fiscal 2003, Siemens repurchased and retired a notional amount of €1.440 billion of exchangeable notes, which resulted in a gain of €35 million. As of September 30, 2003, of the issued €2.5 billion, notional €1.060 billion is still outstanding.

      The capital structure of the Financing and Real Estate component at September 30, 2003 and 2002 consisted of the following:

	September 30,		September 30,
	2003		2002

	SFS	SRE	SFS	SRE

	(€ in millions)
Assets	8,445	3,607	8,681	4,090
Allocated equity	1,080	920	930	920
Total debt	6,821	1,469	6,730	1,751
Therein intracompany financing	6,571	1,088	6,469	1,402
Therein debt from external sources	250	381	261	349
Debt to equity ratio	6.32	1.60	7.24	1.90

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

      Operating leases—At September 30, 2003, the Company had a total of €2.834 billion in total future payment obligations under non-cancellable operating leases.

Off-balance sheet arrangements

      The following table summarizes contingent commercial commitments as of September 30, 2003:

	Amount of commitment expiration per period

	Total
	amounts	Less than			After
Other commercial commitments	committed	1 year	1-3 years	4-5 years	5 years

	(€ in millions)
Lines of credit	111	88	8	—	15
Guarantees	1,778	856	792	47	83
Other commercial commitments	949	426	362	77	84

Total commercial commitments	2,838	1,370	1,162	124	182

      Lines of credit—At September 30, 2003, Siemens provided lines of credit totaling €111 million which primarily related to asset based lending transactions of SFS where SFS provides a line of credit and in return receives assets as collateral.

      Guarantees—Guarantees are principally represented by credit guarantees and guarantees of third-party performance. Credit guarantees cover the financial obligation of third-parties in cases where Siemens is the vendor and/or contractual partner. See also “Customer financing” below. In addition, Siemens provides credit line guarantees with variable utilization to associated and related companies. Performance bonds and guarantees of advanced payments guarantee the fulfillment of contractual commitments of partners in a consortium where Siemens may be the general or subsidiary partner. In the event of non-performance under the contract by the consortium partner(s), Siemens will be required to pay up to an agreed-upon maximum amount. Furthermore, the Company has provided indemnifications in connection with dispositions of business entities, which protect the buyer from tax, legal, and other risks related to the purchased business entity. The €1.778 billion total in the table above includes €206 million in customer financing guarantees. In the event that it becomes probable that Siemens will be required to satisfy these guarantees, provisions are established. Such provisions are established in addition to the liabilities recognized for the non-contingent component of the guarantees. Most of the guarantees have fixed or scheduled expiration dates, and in practice such guarantees are rarely drawn. For additional information with respect to our guarantees, see Notes to the Consolidated Financial Statements.

      Other commercial commitments—The Company has commitments related to customer financing arrangements represented by approved but unutilized loans and guarantees of approximately €622 million at September 30, 2003. See “Customer financing” below. Siemens also has commitments to make capital contributions of €57 million through Siemens Project Ventures (SPV) in connection with investments whose primary goal is the development of infrastructure projects. At September 30, 2003, Siemens has a small portfolio of ten infrastructure projects, eight in the power business and two in the telecommunications business. The largest of such commitments relates to Jawa Power, a power generation project in Indonesia. In connection with such projects, Siemens purchases insurance that covers certain specific project risks, particularly political risks. At September 30, 2003, the net equity investment in these projects totaled approximately €328 million. Other than capital contributions, Siemens has no other commercial commitments related to these projects.

      We also have commitments to make capital contributions totaling €199 million to certain project companies and to venture capital investments. Other commercial commitments also include €61 million in discounted bills of exchange and €10 million in collaterals for third-party liabilities.

      Customer financing—Siemens’ strong financial profile enables us to selectively provide customers with financing. We also selectively assist customers in arranging financing from various third-party sources, including export credit agencies. This has historically been an important competitive advantage in such long-cycle businesses as power generation, transportation, and telecommunications. We also provide direct vendor financing and grant guarantees to banks in support of loans to Siemens customers and we may enter into a combination of the above arrangements. Financing requirements are entered into on a very selective basis; we have forgone, and will continue to forgo, new business contracts if the financing risks are not justifiable relative to the rewards. Due to significantly lower levels of capital spending at most major telecommunications operators, however, requests for such financing have decreased. As a result, customer financing commitments requiring the approval of Siemens’ Corporate Executive Committee of the Managing Board have decreased significantly. The total loans and guarantees relating to such customer financing as of September 30, 2003 amounted to €1.378 billion including loans and guarantees of €756 million for approved and utilized commitments and €622 million for approved but not utilized commitments. As of September 30, 2002, total loans and guarantees relating to this customer financing amounted to €2.526 billion including loans and guarantees of €1.590 billion for approved and utilized commitments and €936 million for approved but not utilized commitments.

      Variable Interest Entities—The Company holds variable interests in various Variable Interest Entities (VIE’s), which are not significant either individually or in the aggregate. The impact of consolidating certain of these VIE’s on the Company’s financial statements will not be material. For additional information on VIE’s, see Notes to the consolidated financial statements.

Provisions

      In the ordinary course of business Siemens establishes various types of provisions. As of September 30, 2003, provisions for contract losses totaled approximately €1.2 billion. Accrued contract losses relate primarily to the Groups PG (€276 million), ICM (€179 million), TS (€171 million), ICN (€143 million), SD (€129 million) and SBS (€106 million). For all accrued contract losses, we anticipate that the cash outflows for labor, materials, contract penalties and related costs on such contract losses will occur predominantly over the next two fiscal years. In addition to provisions for losses, losses on contracts can include write-offs of inventories and other charges. For additional information with respect to long-term contracts and contract losses, see Item 4: “Information on the Company—Long-Term Contracts and Contract Losses.”

Pension Plan Funding

      Siemens’ projected benefit obligation (PBO), which considers future compensation increases, amounted to €20.9 billion on September 30, 2003, compared to €19.5 billion on September 30, 2002. This increase is due primarily to a reduction in the average discount rate from 6.0% to 5.4%, which reflects the worldwide decline in interest rates in financial markets. The fair value of plan assets as of September 30, 2003 was €15.9 billion, compared to €14.5 billion on September 30, 2002. Over the last twelve months, the actual return on plan assets amounted to 7.4%. Because the measurement date for the valuation of certain Siemens pension funds, particularly our large funds in the U.S. and U.K., does not coincide with the end of our fiscal year, we are not able to fully recognize this return for fiscal year 2003. On September 30, 2003, the combined funding status of all Siemens pension plans showed an underfunding of €5.0 billion, unchanged from the end of fiscal 2002.

      Siemens was one of the first German companies to transfer its pension obligations to a pension trust with segregated assets to cover pension obligations. The principal funded pension plans outside Germany had already been established in this manner. The assets allocated to these pension trusts serve solely to cover future pension obligations and are not available for other purposes. At the time we established our German pension trust, it was fully funded based on the fair value of its assets. However, substantial declines in equity valuations due to stock market trends over the past three years have led to lower fair values for plan assets, which in turn has resulted in underfunding of pension plans.

      The Company constantly reviews the design and the asset allocation of its pension plans, in order to detect and analyze trends and events that may affect asset values and initiate appropriate counter-measures at a very early stage. These efforts are part of the Company’s overall program of sound financial management of its pension funds, including adjustments to the asset allocation and supplemental contributions to pension plans. In fiscal 2003, these supplemental contributions included €1.192 billion in cash and €377 million in real estate. In fiscal 2002, supplemental contributions totaled €1.782 billion in cash.

      In fiscal 2003, we decided to change the design of the German pension plan from a defined benefit plan into effectively a defined contribution plan. This change in approach will enable the Company to better control future benefit obligations. Under the new system (BSAV), previously earned benefits are not affected. From October 1, 2004 onward, all employees of Siemens AG and domestic affiliates will receive pension benefits in line with the new system only. We expect to continue to review the need for defined contribution plans also outside Germany in the coming years.

      For more information on Siemens pension plans, see Notes to the consolidated financial statements.

CRITICAL ACCOUNTING ESTIMATES

       The preparation of financial statements requires management estimates and assumptions that affect reported amounts and related disclosures. All estimates and assumptions are made to the best of management’s knowledge and belief in order to fairly present our position and the results of our operations. The following of our accounting policies are significantly impacted by such management judgment and estimates.

REVENUE RECOGNITION ON LONG-TERM CONTRACTS

      Our ICN, ICM, SBS, I&S, SD, PG, PTD and TS Groups conduct a significant portion of their business under long-term contracts with customers. We generally account for long-term projects using the percentage-of-completion method, recognizing revenue as performance on a contract progresses. This method places considerable importance on accurate estimates of the extent of progress towards completion. Depending on the methodology to determine contract progress, the significant estimates include total contract costs, remaining costs to completion, total contract revenues, contract risks and other judgments. The managements of the operating Groups continually review all estimates involved in such long-term contracts and adjust them as necessary. We also use the percentage-of-completion method for projects financed directly or indirectly by Siemens. In order to qualify for such accounting, the credit quality of the customer must meet certain minimum parameters as evidenced by the customer’s credit rating or by a credit analysis performed by SFS, which performs such reviews in support of the Corporate Executive Committee. At a minimum, a customer’s credit rating must be single B from the rating agencies, or an equivalent SFS-determined rating. In cases where the credit quality does not meet such standards, we recognize revenue for long-term contracts and financed projects based on the lower of cash if irrevocably received, or contract completion.

ACCOUNTS RECEIVABLE

      The allowance for doubtful accounts involves significant management judgment and review of individual receivables based on individual customer creditworthiness, current economic trends and analysis of historical bad debts on a portfolio basis. For the determination of the country-specific component of the individual allowance, we also consider country credit ratings, which are centrally determined based on information from external rating agencies. Regarding the determination of the valuation allowance derived from a portfolio-based analysis of historical bad debts, a decline of receivables in volume results in a corresponding reduction of such provisions. As of September 30, 2003 and 2002, Siemens recorded a total valuation allowance for accounts receivable of €1.122 billion and €1.585 billion, respectively. Additionally, Siemens selectively assists customers, particularly in the telecommunication equipment area, through arranging financing from various third-party sources, including export credit agencies, in order to be awarded supply contracts. In addition, the Company provides direct vendor financing and grants guarantees to banks in support of loans to Siemens customers when necessary and deemed appropriate. Due to the previous high levels of capital spending and associated debt at most major telecommunications operators, however, requests for such financing continued to decrease.

GOODWILL

      SFAS 142 requires that goodwill be tested for impairment at least annually using a two-step approach at the division level. In the first step, the fair value of the division is compared to its carrying amount including goodwill. In order to determine the fair value of the division, significant management judgment is applied in order to estimate the underlying discounted future free cash flows. In the case that the fair value of the division is less than its carrying amount, a second step is performed which compares the fair value of the division’s goodwill to the carrying amount of its goodwill. The fair value of goodwill is determined based upon the difference between the fair value of the division and the net of the fair values of the identifiable assets and liabilities of the division. If the fair value of goodwill is less than the carrying amount, the difference is recorded as an impairment. As of September 30, 2003 and 2002, Siemens had total goodwill of €6.501 billion and €6.459 billion, respectively. For more information, see Notes to the Consolidated Financial Statements.

PENSION AND POSTRETIREMENT BENEFIT ACCOUNTING

      Our pension benefit costs and credits are determined in accordance with actuarial valuations, which rely on key assumptions including discount rates and expected return on plan assets. We determine the market-related value of plan assets for the Siemens German Pension Trust based on the average of the historical market values of plan assets over the four quarters of the preceding fiscal year. This value is the basis for the determination of the return on plan assets and amortization of unrecognized losses in the fiscal year following the actuarial valuation. For all other pension plans, asset values are based upon the fair value of plan assets at the measurement date. Due to the underfunded status of certain pension plans at their respective measurement dates, an additional minimum liability is recorded net of deferred tax assets in other comprehensive income. Our postretirement benefit costs and credits are determined in accordance with actuarial valuations, which rely on key assumptions including discount rates, and increase or decrease in health care trend rates. The discount rate assumptions reflect the rates available on high-quality fixed-income investments of appropriate duration at the measurement dates of each plan. The expected return on plan assets assumption is determined on a uniform basis, considering long-term historical returns, asset allocation, and future estimates of long-term investment returns. Other key assumptions for our pension and postretirement benefit costs and credits are based in part on current market conditions. Pension and related postretirement benefit costs or credits could change due to variations in these underlying key assumptions.

      The assumptions used for the calculation of net periodic pension cost in fiscal 2004 have already been determined. A one percentage point increase (decrease) in the discount rate assumption would result in a decrease (increase) in net periodic pension cost of €160 (€200) million. A one percentage point change in the assumption for expected return on plan assets would result in a decrease (increase) of €172 million. A one percentage point increase (decrease) in the rates of compensation increase and pension progression would result in a combined increase (decrease) of €360 (€310) million. If more than one of these assumptions were changed simultaneously, the impact would not necessarily be the same as if only one assumption was changed in isolation. For a discussion of our current funding status and the impact of these critical assumptions, see Notes to the Consolidated Financial Statements, Pension plans and similar commitments.

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

RECENT ACCOUNTING PRONOUNCEMENTS

       In December 2002, the Financial Accounting Standards Board (FASB) issued SFAS 148, Accounting for Stock-Based Compensation—Transition and Disclosure, which amends SFAS 123, Accounting for Stock-Based Compensation. SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition provisions are effective for financial statements for fiscal years ending after December 15, 2002. The enhanced disclosure requirements are effective for periods beginning after December 15, 2002. Siemens has elected to apply Accounting Principles Board Opinion 25, Accounting for Stock Issued to Employees, and related Interpretations as its method in accounting for stock-based compensation plans. Effective October 1, 2003, Siemens adopted the fair value recognition provisions of SFAS 123 prospectively to all awards granted after this date. The impact on the Company’s financial statements will not be material.

      In January 2003, the FASB issued FIN 46, Consolidation of Variable Interest Entities, which interprets Accounting Research Bulletin (ARB) 51, Consolidated Financial Statements. FIN 46 clarifies the application of ARB 51 with respect to the consolidation of certain entities (variable interest entities—“VIE’s”) to which the usual condition for consolidation described in ARB 51 does not apply because the controlling financial interest in VIE’s may be achieved through arrangements that do not involve voting interests. In addition, FIN 46 requires the primary beneficiary of VIE’s and the holder of a significant variable interest in VIE’s to disclose certain information relating to their involvement with the VIE’s. The provisions of FIN 46 apply immediately to VIE’s created after January 31, 2003, and to VIE’s in which an enterprise obtains an interest after that date. On October 9, 2003, the FASB issued FASB Staff Position (FSP) FIN 46-6, Effective Date of FASB’s Interpretation No. 46, Consolidation of Variable Interest Entities, which defers the effective date for initial application of FIN 46 for VIE’s created before February 1, 2003 to December 31, 2003. Following FSP FIN 46-6, the Company decided to adopt FIN 46 as of December 31, 2003 for those VIE’s created before February 1, 2003. The Company holds variable interests in various VIE’s which are not significant either individually or in the aggregate. The impact of consolidating certain of these VIE’s on the Company’s financial statements will not be material. For additional information see Notes to the consolidated financial statements

OUTLOOK

       Following the volume declines of the past year, which were substantially driven by currency translation, our goal in fiscal 2004 is to achieve further growth in profitability and win market share. As a number of our Groups have demonstrated, we are well positioned for this effort, with our clear customer focus, strength in innovation, global competitiveness, and sound financial condition. These qualities should also create the basis for double-digit percentage growth in net income for fiscal 2004, assuming generally stable economic conditions.

SUBSEQUENT EVENTS

       After the close of fiscal 2003, in October 2003, Med completed the sale of its life support systems business to Getinge AB, of Sweden. Also in October 2003, Siemens made additional supplemental cash contributions to its U.S. and German pension trusts of €1.255 billion.

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

SUPERVISORY BOARD

      As required by our Articles of Association and German law, our present Supervisory Board consists of 20 members. Ten were elected by our shareholders and ten were elected by our employees. The shareholders may remove any member of the Supervisory Board they have elected in a general meeting by a simple majority of the votes cast by the shareholders in a general meeting. The employee representatives may be removed by the employees who elected them with a majority of three-quarters of the votes cast.

      The Supervisory Board elects a chairman and two deputy chairmen from among its members. The election of the chairman and the first deputy chairman requires a two-thirds majority vote. If either the chairman or the first deputy chairman is not elected by a vote of two-thirds of the members of the Supervisory Board, the shareholder representatives elect the chairman and the employee representatives elect the first deputy chairman by a simple majority of the votes cast. The board elects a second deputy chairman by simple majority vote. The Supervisory Board normally acts by simple majority vote, unless otherwise required by law, with the chairman having a deciding vote in the event of a second deadlock.

      The Supervisory Board meets at least twice during each half year. Its main functions are:

•	to monitor the management of the Company;

•	to appoint and dismiss members of our Managing Board;

•	to represent the Company in its dealings with the Managing Board or when its interests are adverse to those of the Managing Board, for example, when the Company enters into an employment agreement with a Managing Board member, the Supervisory Board determines the salary and other compensation components, including pension benefits; and

•	to approve matters in any areas that the Supervisory Board has made subject to its approval, either generally or in a specific case.

      The members of the Supervisory Board are each elected for a maximum term of about five years. The term expires at the end of the Annual Shareholders’ Meeting in which the shareholders discharge the Supervisory Board member for the fourth fiscal year following the fiscal year in which he or she was elected. Our Articles of Association establish the compensation of the Supervisory Board members. For further details, see “—Compensation.”

      The current Supervisory Board members representing Company shareholders were elected at the Annual Shareholders’ Meeting on January 23, 2003, and the Supervisory Board members representing Company employees were elected on December 5, 2002. The following table sets forth the names of the current members of our Supervisory Board, their dates of birth, the expiration of their respective terms, their board positions and principal occupations, and their principal outside directorships at September 30, 2003.

Companies at which
	Date of	Term	Board position and	Supervisory Board and similar
Name	birth	expires	principal occupation	positions were held

Dr. Karl-Hermann Baumann	07/22/1935	1/24/2008	Chairman of the Supervisory Board	Deutsche Bank AG; E.ON AG; Linde AG; Schering AG; ThyssenKrupp AG; Wilhelm von Finck AG

Ralf Heckmann*	07/19/1949	1/24/2008	First Deputy Chairman; Chairman of the Central Works Council, Siemens AG	—

Dr. Josef Ackermann	02/07/1948	1/24/2008	Second Deputy Chairman; Spokesman of the Board of Managing Directors, Deutsche Bank AG	Bayer AG; Linde AG; Deutsche Lufthansa AG

Lothar Adler*	02/22/1949	1/24/2008	Member; Deputy Chairman of the Central Works Council, Siemens AG	—

Gerhard Bieletzki*	05/16/1947	1/24/2008	Member; Member of the Combined Works Council, Siemens AG	—

Companies at which
	Date of	Term	Board position and	Supervisory Board and similar
Name	birth	expires	principal occupation	positions were held

John David Coombe	03/17/1945	1/24/2008	Member; Chief Financial Officer, GlaxoSmithKline plc	—

Dr. Gerhard Cromme	02/25/1943	1/24/2008	Member; Chairman of the Supervisory Board, ThyssenKrupp AG	Allianz AG; Axel Springer Verlag AG; E.ON AG; Deutsche Lufthansa AG; Ruhrgas AG; Volkswagen AG; BNP Paribas S.A.; SUEZ S.A.

Rolf Dittmar*	10/25/1943	1/24/2008	Member; Chairman of the Works Council, München Perlach facility, Siemens AG	—

Bertin Eichler*	08/27/1952	1/24/2008	Member; Executive Member of the Managing Board, IG Metall	Allgemeine Deutsche Direktbank AG; BGAG Beteiligungsgesellschaft der Gewerkschaften AG; BauBeCon Holding AG; BHW Holding AG

Birgit Grube*	08/21/1945	1/24/2008	Member; Office clerk	—
Heinz Hawreliuk*	03/23/1947	1/24/2008	Member; Head of the Company Codetermination Department, IG Metall	Astrium GmbH; DaimlerChrysler Aerospace AG; DaimlerChrysler Luft und Raumfahrt Holding AG; Eurocopter Deutschland GmbH; Infineon Technologies AG

Prof. Dr. Walter Kröll	05/30/1938	1/24/2008	Member; President of the Helmholtz-Gemeinschaft Deutscher Forschungszentren e.V. (Association of German Research Centers)	MTU Aero Engines GmbH

Wolfgang Müller*	01/14/1948	1/24/2008	Member; Head of the Siemens team, IG Metall	Infineon Technologies AG

Georg Nassauer*	03/08/1948	1/24/2008	Member; Steel casting constructor	—

Dr. Albrecht Schmidt	03/13/1938	1/24/2008	Member; Chairman of the Supervisory Board, Bayerische Hypo- und Vereinsbank AG	HVB Real Estate Bank AG; Münchener Rückversicherungs Gesellschaft AG

Dr. Henning Schulte-Noelle	08/26/1942	1/24/2008	Member; Chairman of the Supervisory Board, Allianz AG	E.ON AG; ThyssenKrupp AG

Peter von Siemens	08/10/1937	1/24/2008	Member; Industrial manager	Münchener Tierpark Hellabrunn AG

Jerry I. Speyer**	06/23/1940	1/24/2008	Member; President, TishmanSpeyer Properties	—

Sir Iain Vallance	05/20/1943	1/24/2008	Member; Vice Chairman, The Royal Bank of Scotland Group	—

Companies at which
	Date of	Term	Board position and	Supervisory Board and similar
Name	birth	expires	principal occupation	positions were held

Klaus Wigand*	11/19/1945	1/24/2008	Member; Industrial manager	—

*	Elected by employees.

**	Dr. Hans-Dieter Wiedig who was elected on January 23, 2003 ceased to be a member of the Supervisory Board on July 12, 2003. He was succeeded by Jerry I. Speyer.

     The following persons were members of the Supervisory Board until January 23, 2003: Dr. Rolf-E. Breuer, Helmut Cors, Jean Gandois, Robert M. Kimmitt, Dr. Heinz Kriwet, Prof. Dr. Hubert Markl, Werner Mönius, Georg Seubert, Dr. Daniel L. Vasella and Erwin Zahl.

      There are four Supervisory Board committees: the Chairman’s Committee, the Audit Committee, the Investment Committee and the Mediation Committee. Set forth in the table below are the current members of each committee. For a comprehensive discussion of the functions of our committees, please refer to Item 10: “Additional Information— Corporate Governance.”

Name of committee	Current members

Chairman’s Committee	Chairman Dr. Karl-Hermann Baumann, First Deputy Chairman Ralf Heckmann*, Second Deputy Chairman Dr. Josef Ackermann**
Audit Committee	Chairman Dr. Karl-Hermann Baumann, First Deputy Chairman Ralf Heckmann*, Second Deputy Chairman Dr. Josef Ackermann**, Heinz Hawreliuk*; Dr. Henning Schulte-Noelle
Investment Committee	Chairman Dr. Karl-Hermann Baumann, Second Deputy Chairman Dr. Josef Ackermann**, Dr. Albrecht Schmidt
Mediation Committee	Chairman Dr. Karl-Hermann Baumann, Deputy Chairman Ralf Heckmann*, Second Deputy Chairman Dr. Josef Ackermann**, Heinz Hawreliuk*

*	Elected by employees.

**	Dr. Josef Ackermann is a member of the committee since January 23, 2003.

     The business address of the members of our Supervisory Board is the same as our business address, Wittelsbacherplatz 2, D-80333 Munich, Germany, care of Dr. Karl-Hermann Baumann.

MANAGING BOARD

      Our Managing Board currently consists of 12 members. Under our Articles of Association, our Supervisory Board determines the Managing Board’s size, although it must have more than one member. Under German law, the Managing Board is responsible for all management matters, including the following which are specifically reserved to the Managing Board:

•	preparation of the annual financial statements;

•	the calling of the Annual Shareholders’ Meeting and preparation and execution of the resolutions; and

•	reports to the Supervisory Board and the Annual Shareholders’ Meeting concerning certain matters.

      The Managing Board, with the approval of the Supervisory Board, has adopted Bylaws for the conduct of its affairs. Pursuant to the current Bylaws of the Managing Board, a Corporate Executive Committee has been created. This Corporate Executive Committee consists exclusively of members of the Managing Board and is authorized to make all management decisions, in particular strategic decisions, that are not specifically reserved to the full Managing Board by law, our Articles of Association or the Bylaws of the Managing Board. The Bylaws of the Managing Board limit the maximum number of Corporate Executive Committee members to nine and require that the Chief Executive Officer and his deputies, if any, the Chief Financial Officer and the member of the Managing Board who heads Corporate Human Resources (Corporate Personnel Department) all be members of the Corporate Executive Committee. Appointments of the remaining unspecified members of the Corporate Executive Committee require the approval of the Supervisory Board. Our current Corporate Executive Committee consists of President and Chief Executive Officer Heinrich von Pierer, Executive Vice-President and Chief Financial Officer Heinz-Joachim Neubürger, as well as Executive Vice-Presidents Johannes Feldmayer, Edward G. Krubasik, Jürgen Radomski, Uriel J. Sharef and Klaus Wucherer. The Supervisory Board appointed Klaus Kleinfeld to the Corporate Executive Committee effective January 1, 2004.

      Other committees of our Managing Board are authorized to make certain decisions without seeking the approval of the full Managing Board. The Managing Board’s committees include an Equity Committee responsible for certain capital measures. The members of this committee are President and Chief Executive Officer Heinrich von Pierer, Executive Vice President and Chief Financial Officer Heinz-Joachim Neubürger and Executive Vice-President Jürgen Radomski. The Managing Board has also established a committee responsible for the issuance of employee stock, including the determination of the terms of such issuance. The members of this committee are President and Chief Executive Officer Heinrich von Pierer, Executive Vice President and Chief Financial Officer Heinz-Joachim Neubürger and Executive Vice-President Jürgen Radomski.

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

      The following table sets forth the names of the members of our Managing Board, their dates of birth, the expiration of their respective terms, their current positions and their principal outside directorships at September 30, 2003.*

Companies at which
Supervisory Board and similar
Name	Date of birth	Term expires	Current position	positions were held

Dr. Heinrich v. Pierer	01/26/1941	9/30/2004	President and CEO	Bayer AG; Hochtief AG; Münchener Rückversicherungs-Gesellschaft AG; Volkswagen AG
Johannes Feldmayer**	10/16/1956	9/30/2007	Executive Vice-President	—
Thomas Ganswindt**	11/18/1960	9/30/2007	Senior Vice-President	—
Dr. Volker Jung	08/28/1939	9/30/2003	Executive Vice-President	DAB bank AG; MAN AG (Chairman)
Dr. Klaus Kleinfeld**	11/06/1957	9/30/2007	Senior Vice-President	Alcoa Inc. (effective November 14, 2003); The Turner Corporation
Prof. Dr. Edward G. Krubasik	01/19/1944	9/30/2006	Executive Vice-President	Dresdner Bank AG; STINNES AG
Rudi Lamprecht	10/12/1948	9/30/2004	Senior Vice-President	—
Heinz-Joachim Neubürger	01/11/1953	9/30/2007	Executive Vice-President and CFO	Allianz Versicherungs-AG; Bayerische Börse AG; Merrill Lynch & Co., Inc.
Jürgen Radomski	10/26/1941	9/30/2006	Executive Vice-President	Deutsche Krankenversicherung AG; Dräger Medical AG
Prof. Dr. Erich R. Reinhardt	10/03/1946	9/30/2006	Senior Vice-President	Bio M AG; Dräger Medical AG
Dr. Uriel J. Sharef	08/19/1944	9/30/2004	Executive Vice-President	—
Prof. Dr. Claus Weyrich	01/06/1944	9/30/2006	Senior Vice-President	HERAEUS Holding GmbH
Dr. Klaus Wucherer	07/09/1944	3/31/2008	Executive Vice-President	Deutsche Messe AG; Infineon Technologies AG

*	Prof. Peter Pribilla and Dr. Volker Jung ceased to be members of the Managing Board. Prof. Pribilla passed away on August 9, 2003; Dr. Jung has retired on September 30, 2003.

**	Johannes Feldmayer is a member of the Managing Board since May 1, 2003; Thomas Ganswindt and Dr. Klaus Kleinfeld are members of the Managing Board since December 1, 2002.

     The business address of the members of our Managing Board is the same as our business address, Wittelsbacherplatz 2, D-80333 Munich, Germany.

COMPENSATION

MANAGING BOARD

      The Chairman’s Committee of the Supervisory Board is responsible for determining the remuneration of members of the Managing Board. The Committee comprises Dr. Karl-Hermann Baumann (Chairman of the Supervisory Board), and Dr. Josef Ackermann and Ralf Heckmann (both Deputy Chairmen of the Supervisory Board). For further details see “—Management” above.

Structure of Managing Board Compensation

      The remuneration of members of the Managing Board of Siemens AG takes into account the Company’s size and global presence, its economic and financial position, and the level and structure of managing board compensation at peer group companies in and outside Germany. In addition, the compensation for each Board member reflects his or her responsibilities and performance.

      Managing Board remuneration is performance-related and has three components: a fixed salary, a variable bonus, and stock-based compensation. The fixed compensation and the bonus are based on a “target compensation” that is reviewed regularly every two to three years on the basis of an analysis of the compensation paid by international peer companies to members of their top management. The last review was conducted on April 1, 2003.

      In fiscal 2003, the target compensation was divided into a fixed compensation component of 40 percent and a variable component of 60 percent. The fixed compensation (“base salary”) is paid as a monthly salary. Additionally, members of the Corporate Executive Committee receive a bonus based on the Company’s attainment of certain financial goals that were set at the start of the fiscal year. These goals are primarily oriented on performance as measured by economic value added (EVA). In fiscal 2003, the goals also included the achievement of a target for net cash from operating and investing activities. One-half of the bonus is paid as an annual bonus, which is contingent upon achieving the company-wide EVA target established for the fiscal year. The other half is granted as a long-term bonus whose amount depends on the average attainment of EVA targets over a three-year period. One-third of the long-term bonus is granted as deferred income in the form of restricted stock. The bonus, which cannot exceed 250 percent of the member’s base salary, has a guaranteed minimum.

      As of October 1, 2003, minor changes were made to the structure of Managing Board compensation. In the future, the target compensation will comprise 50 percent fixed and 50 percent variable compensation. The guaranteed minimum for the variable component has been dropped.

      The same principles apply to Managing Board members who are not members of the Corporate Executive Committee. Their financial goals, however, depend primarily on the performance of the corporate units they lead.

      In addition, our Managing Board members receive other fixed compensation such as non-cash benefits for company cars, social welfare contributions subsidies and remunerations for memberships in Supervisory Boards of affiliated companies.

      The third component of Managing Board remuneration is stock-based compensation. In fiscal 2003 and in the preceding three years, members of the Managing Board received stock options on shares of Siemens AG with a value of approximately 20 percent of the target compensation. Beginning in fiscal 2004, stock-based compensation will comprise stock options and restricted stock.

Managing Board Remuneration in Fiscal 2003 and 2002

      Managing Board members’ cash compensation and other benefits for the fiscal year ended September 30, 2003 amounted to €28.2 million, compared with €18.5 million in the prior year, and comprised the following:

	2003	2002

	(in millions of €)
Base salary	6.5	4.9
Annual bonus	12.6	9.8
Long-term bonus	7.9	3.0
Other fixed compensation	1.2	0.8

Total cash compensation	28.2	18.5

per capita	2.2	1.7

      In addition, the members of the Managing Board received a total of 345,000 stock options on shares of Siemens AG in fiscal 2003 (151,000 in fiscal 2002). Based on an estimated fair value at grant date of €9.80 per option (€23.36 in fiscal 2002), the total value of stock options issued to members of the Managing Board amounted to €3.4 million in fiscal 2003 (€3.5 million in fiscal 2002). The options are exercisable within the three years following a holding period of two years and expire on November 21, 2007. In accordance with the terms and conditions of the 2001 Plan, the exercise price is equal to €53.70, which corresponds to 120 percent of the average opening market price of the Siemens share during the five trading days preceding the date of stock option issue. For further details see “—Stock Option Plan”.

      Total remuneration paid to Managing Board members was as follows:

	2003	2002

	(in millions of €)
Cash compensation	28.2	18.5
Stock-based compensation	3.4	3.5

Total remuneration	31.6	22.0

per capita	2.4	2.0

      At September 30, 2003, the total amount accrued by us to provide pension payments to members of our Managing Board was €42.3 million.

      During the last two fiscal years, no loans from the Company were provided to members of the Managing Board.

SUPERVISORY BOARD

      The remuneration of members of the Supervisory Board is set at the Annual Shareholders’ Meeting through shareholder approval of a proposal by the Managing and Supervisory Boards. Details of this decision are set forth in our Articles of Association.

      The remuneration of members of the Supervisory Board is based on the Company’s size, the assignments and responsibilities of Supervisory Board members, and the Company’s overall business position and performance. The remuneration includes a large dividend-related component which is contingent on the Company’s progress. The chairman, the deputy chairmen as well as the chairman and members of the Audit Committee receive additional compensation.

      The current remuneration policies for the Supervisory Board were authorized at the Annual Shareholders’ Meeting of February 18, 1999. Compensation policies for service on a committee were set at the Annual Shareholders’ Meeting of January 23, 2003. Details are set out Section 17 of our Articles of Association.

      The compensation of Supervisory Board members incorporates three components:

•	a fixed component;

•	a variable component depending on the annual dividend; and

•	a long-term component based on the development of the stock market price.

      In accordance with these remuneration policies, the fixed compensation of each Supervisory Board member is €6,000. As dividend-dependent compensation, each member of the Supervisory Board receives €3,500 for each €0.05 dividend per share in excess of €0.20. The chairman of the Supervisory Board receives twice the standard compensation rate of an ordinary member and each deputy chairman receives 1.5 times the standard compensation rate. The chairman of the Audit Committee receives twice and each remaining member of the Audit Committee receives 1.5 times of the standard compensation rate. The names of the members of the Audit Committee are listed in the table above under “— Supervisory Board.”

      The members of the Supervisory Board are reimbursed for any out-of-pocket expenses incurred in connection with their duties and for any sales taxes paid. Because Mr. Peter von Siemens, as a representative of the founder’s family, is not only a member of our Supervisory Board but also represents our Company in Germany as well as abroad and in various associations, we entered into a representation contract which grants Mr. von Siemens reimbursement of expenses incurred by him in connection with these activities. In addition, Mr. von Siemens is entitled to a company car, an office and secretarial services. After the Annual Shareholders’ Meeting 2003, the Company renewed the contract.

      In addition, each member of the Supervisory Board receives annually 1,500 stock appreciation rights (SARs) granted and exercisable on the same terms as options issued under the Siemens stock option plan in effect at the time.

      Based on the proposed dividend rate of €1.10 per share, the Supervisory Board’s total cash compensation for its members’ services during the fiscal year just ended (including reimbursement of out-of-pocket expenses) will amount to €1.9 million.

      For fiscal year 2003, the following cash compensation was paid:

•	€207,000 to the Chairman of the Supervisory Board, who also chairs the Audit Committee;

•	€138,000 to each of the Deputy Chairmen, who are also members of the Audit Committee, of which €104,000 was paid to the Deputy Chairman elected to the Supervisory Board on January 23, 2003;

•	€104,000 to each of the remaining members of the Audit Committee;

•	€69,000 to each of the remaining members of the Supervisory Board, of which €52,000 was paid on a pro rata basis to each of the members elected on January 23, 2003 and €17,000 to the member whose appointment was approved by the courts in July 2003;

•	€23,000 on average to each of the members who left the Supervisory Board on January 23, 2003.

      In addition, each member of the Supervisory Board received 1,500 SARs for the fiscal year 2003 which had a fair value of approximately €14,000 on the date of grant. The newly elected members of the Supervisory Board received 1,125 SARs, and the members who left the Board received 500 SARs. The total fair value of SARs issued to members of the Supervisory Board for the fiscal year ended September 30, 2003 was €302,000.

      During the last two fiscal years, no loans from the Company were provided to members of the Supervisory Board.

STOCK OPTION PLAN

      We have a stock option plan, the 2001 Siemens Stock Option Plan, for members of our Managing Board, executive officers and other eligible employees. Non-transferable options exercisable for up to an aggregate of 55 million of our shares may be issued under this plan, of which options exercisable for no more than 3.3 million shares may be granted to members of the Managing Board, options exercisable for up to an aggregate of 8.8 million shares may be granted to executive officers and options exercisable for up to 42.9 million shares may be granted to other eligible employees. The authority to distribute options under this plan will expire on December 13, 2006.

      Under our 2001 Stock Option Plan, the Supervisory Board decides annually after the end of each fiscal year how many options to grant to the Managing Board and the Managing Board decides annually how many options to grant to executive officers and eligible employees. As of November 20, 2003, we had outstanding options exercisable for 28,958,637 shares under our option plans, including 8,416,252 options granted to our executive officers and eligible employees on November 14, 2003. Options to executive officers and eligible employees may be granted within 30 days after publication of quarterly, half-year or yearly results. Options to Managing Board members may be granted only once a year after publication of the yearly results.

      The following table sets forth information as to the options we issued to members of our Managing Board during fiscal 2004, 2003 and 2002:

	With respect to	With respect to	With respect to
	options granted in	options granted in	options granted in
	fiscal 2004	fiscal 2003	fiscal 2002

Number of shares upon exercise	262,500	345,000	151,000
Exercise price	€73.25	€53.70	€87.19
Expiration date	November 21, 2008	November 21, 2007	December 20, 2006

      The exercise price for options that have been issued under our 1999 Stock Option Plan, which was replaced by our 2001 Stock Option Plan, is equal to the average market price of the Siemens stock during the five trading days preceding the day of grant of the options. Holders of options under the 1999 Plan may exercise them during fixed time periods after the publication of our quarterly, half-year or yearly results within a five-year period following a holding period of two years. In addition, these options may be exercised only if the trading price of our shares on the Frankfurt Stock Exchange has reached an exercise threshold, which is based on the Dow Jones Stoxx-Index, at least once during the five-year term of the options. See Notes to the consolidated financial statements, for further information about the terms of these options.

      The exercise price for options under the 2001 Plan is 120% of the average opening price of our shares on Xetra during the five trading days preceding the day of grant of the options. Holders of options under the 2001 Plan may exercise them during fixed time periods after the publication of our quarterly, half-year or yearly results within a three-year period following a holding period of two years plus one week. In addition, options under the 2001 Plan may be exercised only if the trading price of our shares on the Frankfurt Stock Exchange equals the option exercise price at least once during the five-year term of the options.

      The exercise price of options under our stock option plans and the number of shares for which an option may be exercised are subject to adjustment to account for changes in our share capital.

      The options may be settled in newly issued shares of common stock of Siemens AG from the conditional capitals reserved for this purpose, in treasury stock or in cash. The alternatives available to optionees are determined by the Managing Board, in each case as approved by the Supervisory Board.

SHARE OWNERSHIP

       At October 25, 2003, members of the Managing Board serving during fiscal year 2003 held 690,229 shares and stock options representing 0.077 percent of our total shares outstanding.

      Members of the Supervisory Board held 13,998 shares and stock options representing 0.002 percent of our total shares outstanding. This figure does not include 16,736,966 shares, or approximately 2% of our total shares outstanding, that are held by the von Siemens-Vermögensverwaltung GmbH (vSV), a German limited liability entity that functions much like a trust. In addition, the vSV has voting control over 38,877,285 shares, or approximately 4% of the capital stock, under a power of attorney. Mr. Peter von Siemens is authorized to vote these shares as a representative of the founder’s family. The vSV is described in more detail under Item 7: “Major Shareholders and Related Party Transactions— Major Shareholders.”

      Pursuant to Section 15a of the German Securities Trading Act, members of the Managing and Supervisory Boards are required to disclose significant purchases or sales of shares of Siemens AG. In the fiscal year just ended, no such transactions have been reported.

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

       The vSV holds approximately 2% of our outstanding shares in trust for, and, in addition, has a power of attorney allowing it to vote approximately 4% of our outstanding shares on behalf of, members of the Siemens family and family-sponsored foundations. To the extent these shares are voted on behalf of members of the Siemens family or family-sponsored foundations, these shares are voted together by the vSV. The vSV exercises its voting power in respect of these shares upon approval by the chairman of its shareholders’ meeting. As a result, the chairman has voting power over these Siemens shares. The current chairman is Mr. Peter von Siemens, who is also a member of our Supervisory Board. To our knowledge and based on public filings, there is no other single person that may be considered a beneficial owner of 5% or more of our outstanding shares.

      As of November 14, 2003, we had approximately 1.0 million shareholders. Approximately 53,300 were U.S. holders, of which approximately 270 were record holders. Based on our share register, U.S. holders held approximately 10% of our ordinary shares as of September 30, 2003.

RELATED PARTY TRANSACTIONS

       As reflected in the information in the tables above under Item 6: “Directors, Senior Management and Employees—Management—Supervisory Board” and “—Managing Board”, some of our board members hold, or in the last year have held, positions of significant responsibility with other entities. We have relationships with almost all of these entities in the ordinary course of our business whereby we buy and sell a wide variety of products and services on arm’s length terms. Dr. Josef Ackermann is the Spokesman of the Managing Board of Deutsche Bank AG. Our transactions with Deutsche Bank AG are conducted on arm’s length basis and include securities underwriting, other investment banking services, and credit, money market and foreign exchange business.

      During the last fiscal year, there were no loans outstanding to members of our management.

      We have a number of significant joint ventures and other equity investments in large companies that we account for under the equity method and as marketable securities. We have relationships with many of these entities in the ordinary course of business whereby we buy and sell a wide variety of products and services on arm’s length terms. Our most significant equity investment is Infineon Technologies AG. Also significant are our relationships with our joint ventures BSH Bosch und Siemens Hausgeräte GmbH, Fujitsu Siemens Computers and Framatome Advanced Nuclear Power. We also have investments accounted for as available-for-sale marketable securities, the most significant of which are our investments in Juniper Networks, Inc. and Epcos AG.

ITEM 8: FINANCIAL INFORMATION

       See Item 5: “Operating and Financial Review and Prospects” and Item 18: “Financial Statements.”

ITEM 9: THE OFFER AND LISTING

TRADING MARKETS

       The principal trading market for our shares is the Frankfurt Stock Exchange. Our shares are also traded on the other German stock exchanges in Berlin, Bremen, Düsseldorf, Hamburg, Hannover, Munich and Stuttgart and on other European stock exchanges in London and Paris and on the Swiss Stock Exchange. In September 2003, we applied for a delisting of our shares from the Paris Stock Exchange. We anticipate that the delisting will be effective by December 31, 2003. Options on the shares are traded on the German-Swiss options exchange (Eurex), which is jointly owned and operated by Deutsche Börse AG and the Swiss Stock Exchange. The ADSs of Siemens AG, each representing one share, trade on the New York Stock Exchange under the symbol “SI.”

MARKET PRICE INFORMATION

       The table below sets forth, for the calendar periods indicated, the high and low closing sales prices on the Frankfurt Stock Exchange for the ordinary shares of Siemens as reported by Xetra. Since January 4, 1999, the first official trading day of 1999, the prices of shares traded on German stock exchanges, including the ordinary shares of Siemens AG, have been quoted in euros. The table also shows, for the periods indicated, the closing highs and lows of the DAX and the average daily trading volume of our ordinary shares on Xetra. See the discussion under Item 3: “Key Information—Exchange Rate Information”, for information with respect to rates of exchange between the U.S. dollar and the euro applicable during the periods set forth below.

	Price per ordinary				Average
	share		DAX		daily
					trading
	High	Low	High	Low	volume(1)

					(millions of
	(€)				shares)
Annual highs and lows
1999	84.67	35.57	6,958.1	4,678.7	2.656
2000	127.67	75.40	8,065.0	6,200.7	4.012
2001	105.77	37.50	6,795.1	3,787.2	5.771
2002	78.52	32.05	5,462.6	2,597.9	6.226
2003(2)	63.02	32.55	3,797.4	2,203.0	6.374
Quarterly highs and lows
2001
First quarter	105.77	70.27	6,795.1	5,388.0	5.839
Second quarter	91.15	69.44	6,278.9	5,553.5	4.912
Third quarter	73.28	37.50	6,109.5	3,787.2	5.395
Fourth quarter	74.35	41.40	5,271.3	4,240.0	6.963
2002
First quarter	78.52	61.82	5,462.6	4,745.6	6.428
Second quarter	73.30	55.26	5,397.3	4,099.1	5.616
Third quarter	63.00	34.00	4,483.0	2,769.0	6.399
Fourth quarter	51.37	32.05	3,380.2	2,597.9	6.462
2003
First quarter	45.04	32.55	3,157.3	2,203.0	6.982
Second quarter	46.15	37.80	3,304.2	2,450.2	6.655
Third quarter	58.32	41.35	3,668.7	3,146.6	6.179
Fourth quarter(2)	63.02	52.02	3,797.4	3,276.6	5.376
Monthly highs and lows
2003
June	43.76	40.30	3,304.2	2,982.7	6.328
July	50.30	41.35	3,487.9	3,146.6	6.810
August	56.64	49.18	3,565.5	3,331.9	5.278
September	58.32	51.14	3,668.7	3,256.8	6.379
October	57.19	52.02	3,656.0	3,276.6	4.850
November(2)	63.02	58.00	3,797.4	3,638.0	5.882

(1)	Data from Datastream International.

(2)	Up to and including November 28, 2003.

     On November 28, 2003, the closing sale price per Siemens AG ordinary share on Xetra was €60.86, which was equivalent to $73.00 per ordinary share, translated at the noon buying rate for euros on such date.

TRADING ON THE NEW YORK STOCK EXCHANGE

       Official trading of Siemens AG ADSs on the New York Stock Exchange commenced on March 12, 2001. Siemens AG ADSs trade under the symbol “SI.”

      The following table sets forth, for the calendar periods indicated, the high and low closing sales prices per Siemens AG ADS as reported on the New York Stock Exchange Composite Tape:

	Price per ADS

	High	Low

	($)
Annual highs and lows
2002	70.45	30.85
2003(1)	73.49	36.61
Quarterly highs and lows
2002
First quarter	70.45	54.76
Second quarter	67.00	55.19
Third quarter	60.70	33.61
Fourth quarter	51.04	30.85
2003
First quarter	47.12	36.61
Second quarter	52.55	41.20
Third quarter	64.79	48.65
Fourth quarter(1)	73.49	61.15
Monthly highs and lows
2003
June	51.20	47.58
July	57.21	48.65
August	62.28	55.67
September	64.79	59.07
October	67.31	61.15
November(1)	73.49	67.31

(1)	Up to and including November 28, 2003.

     On November 28, 2003, the closing sales price per Siemens AG ADS on the New York Stock Exchange as reported on the New York Stock Exchange Composite Tape was $73.06.

ITEM 10: ADDITIONAL INFORMATION

ARTICLES OF ASSOCIATION AND RELEVANT PROVISIONS OF GERMAN LAW

       This section summarizes the material provisions of our Articles of Association (Satzung) and German law to the extent that they affect the rights of our shareholders. The description is only a summary and does not describe everything that our Articles of Association contain.

ORGANIZATION

       We are a stock corporation organized in the Federal Republic of Germany under the German Stock Corporation Act (Aktiengesetz). We are registered in the Commercial Register (Handelsregister) maintained by the local courts in Munich, Germany, under the entry number 6684 and in Berlin Charlottenburg, Germany, under the entry number 12300. Copies of our Articles of Association are publicly available from the Commercial Register in Berlin and Munich, and an English translation is filed with the Securities and Exchange Commission in the United States. You can find both of them also on our website www.siemens.com/corporate  governance. Information on our website is not incorporated by reference into this annual report.

CORPORATE GOVERNANCE

       Set forth below is a statement of our Managing Board and our Supervisory Board regarding corporate governance.

      Good corporate governance has traditionally been a high priority at Siemens. We welcome the recent corporate governance initiatives in and outside Germany.

      In 2002, an independent commission established by the German government issued the first German Corporate Governance Code. The Code was expanded in July 2003. Siemens complies with this expanded version in all but two respects: we do not publish the individual compensation of our Managing Board members, and our directors and officers liability insurance (D&O) policy does not include a deductible.

      In July 2002, the U.S. Congress passed the Sarbanes-Oxley Act (SOA), which aims to strengthen investor protections and restore confidence in the capital markets. The SOA, together with the related rules adopted by the U.S. Securities and Exchange Commission, introduced numerous changes in corporate governance regulations for all companies listed on U.S. stock exchanges. Some of these regulations have not yet come into effect.

      In implementing the provisions of the SOA, we have, among other things, established a Disclosure Committee that is responsible for reviewing and approving all financial and finance-related information before we make it public. We have also introduced a procedure that enables the managements of our Groups and subsidiaries to certify their compliance with our internal control system, the financial figures they submit, as well as the efficiency of their own internal financial control systems. On the basis of this procedure, the chief executive officer (CEO) and the chief financial officer (CFO) of Siemens AG certify the appropriateness of our financial statements to the SEC, as required by the SOA. Siemens has aligned the rules for the Audit Committee of its Supervisory Board, as well as for its relationship to the Company’s independent auditors, with the requirements of the SOA and introduced a Code of Ethics for financial matters.

MANAGEMENT AND CONTROL STRUCTURE—THE SUPERVISORY BOARD

      Because its registered offices are located in Berlin and Munich, Siemens is subject to German corporate law. Consequently, the Company has a two-part management and oversight structure comprising a Managing Board and a Supervisory Board. The Supervisory Board has twenty members. As stipulated by the German Codetermination Act (Mitbestimmungsgesetz), half of the Board’s members represent Company shareholders, and half represent Company employees. The shareholder representatives are elected by the Annual Shareholders’ Meeting. The employee representatives are elected by an assembly representing Siemens employees in Germany. Seven of the employee representatives must be Siemens employees, and three must be external representatives nominated by the unions. As stipulated in the Bylaws for the Supervisory Board, the shareholder representatives are independent.

      Some Supervisory Board and Managing Board members hold or held, in the past year, high-ranking positions at other companies. Siemens maintains normal business relationships with almost all of these companies. Our sales of products and services to them have the status of third-party transactions. However, the volume of these sales is very small in relation to the companies’ total sales. Consequently, these transactions do not affect the independence of Supervisory Board members.

      The Supervisory Board is elected for five years. It normally meets five times a year and, at regular intervals, convenes in executive session without the Managing Board in attendance. The duties, procedures and committees of the Supervisory Board are specified in its bylaws. These bylaws, which are posted on our website, contain rules regarding, among other things, the independence, experience and knowledge required of Supervisory Board Members and regarding conflicts of interest and insider trading.

      The Supervisory Board oversees and advises the Managing Board in its management of Company business. At regular intervals, it discusses business development, planning, strategy and implementation. It also reviews Siemens’ quarterly reports and approves the annual financial statements of the Company as well as its consolidated financial statements, taking into account both the audit reports provided by the independent auditors and the results of the review conducted by the Audit Committee. In addition, the Supervisory Board appoints the members of the Managing Board, determines their remuneration and allocates their responsibilities. Important Managing Board decisions—such as major acquisitions, divestments and financial measures—require Supervisory Board approval.

      The Supervisory Board has established four committees, whose duties, responsibilities and processes are set out in separate bylaws, fulfill the requirements of the German Corporate Governance Code, and take into account the SOA requirements and, to the greatest extent possible, the rules of the New York Stock Exchange. The committee bylaws are posted on our website.

      The Chairman’s Committee, comprising two shareholder representatives and one employee representative, performs the tasks of a nominating, compensation and corporate governance committee. It meets at least four times a year without the Managing Board in attendance. The Chairman’s Committee determines the conditions of employment of Managing Board members and the level and structure of their remuneration. It also decides—on an annual basis—which portion of the Managing Board’s compensation will be variable and how much of this variable portion will take the form of stock options. In addition, the Chairman’s Committee makes proposals regarding the appointment of Managing Board members. Finally, it reviews and ensures the further development of Siemens’ corporate governance principles.

      The Audit Committee, comprising three shareholder representatives and two employee representatives, meets at least five times a year. The SOA requires that all members of the Audit Committee be independent. The shareholder representatives fulfill this requirement. The SEC’s regulations implementing the SOA permit the employee representatives, who have been elected in accordance with the German Codetermination Act and who, due to their employment by the Company, are not independent, to serve on the Audit Committee. The Audit Committee oversees the Company’s external and internal accounting processes. On the basis of the reports provided by the independent auditors, it reviews the Company’s quarterly and annual financial statements, and informs the Supervisory Board’s decision whether or not to approve the annual financial statements.

      In addition, the Audit Committee oversees the Company’s internal control system and the procedures for assessing, monitoring and managing risk. It also receives reports regarding compliance with all relevant statutory and regulatory requirements. The Company’s internal Corporate Audit Department reports regularly to the Audit Committee, which determines the scope and focal points of its audit. The Audit Committee is responsible for liaising between the Company and the independent auditors. In particular, it awards the audit contract to the independent auditors elected by the Annual Shareholders’ Meeting and determines the focal points of their audit as well as their fee. In addition, the Audit Committee monitors the auditors’ independence.

      In accordance with the requirements of the SOA, the Supervisory Board has designated the following members of the Audit Committee as the Committee’s financial experts: Dr. Karl-Heinz Bauman (Chairman of the Committee), Dr. Josef Ackermann and Dr. Henning Schulte-Noelle.

      The Mediation Committee, comprising two shareholder representatives and two employee representatives. In the event that the Supervisory Board cannot reach the two-thirds majority required to appoint a Managing Board member, the Mediation Committee submits proposals for resolution to the Supervisory Board.

      The Investment Committee, comprising three shareholder representatives, is responsible for decisions regarding the exercise of Siemens’ shareholder rights in other companies.

THE MANAGING BOARD

      The Managing Board of Siemens, which currently has twelve members, is the Company’s top management body. It is obligated to promote the interests of the Company at all times and to drive sustainable growth in company value. The Managing Board’s executive committee, the Corporate Executive Committee, currently has seven members and, effective January 1, 2004, an additional individual has been appointed to the Committee. The Chairman of the Managing Board defines overall Company policies in cooperation with the Corporate Executive Committee. The Managing Board’s responsibilities include determining the Company’s strategic orientation, planning and finalizing the Company budget, allocating resources and monitoring the executive management of each Group. Furthermore, the Managing Board directs the preparation of the Company’s quarterly reports, the annual financial statements of Siemens and the Company’s consolidated financial statements. It also selects personnel to fill key Company positions.

      The Managing Board cooperates closely with the Supervisory Board. It informs the Supervisory Board regularly and promptly regarding all issues related to Company strategy and strategy implementation, planning, financial position, earnings and emerging risks. Major decisions of the Managing Board require Supervisory Board approval.

SHAREHOLDER RELATIONS

      Four times a year, at dates specified in our financial calendar, Siemens reports to its shareholders regarding its business development, financial position and earnings. The CEO and the CFO report regularly to investors, analysts and the press regarding the full-year and quarterly results. Information which may materially affect Siemens’ common share price is published in press releases throughout the year.

      An ordinary Annual Shareholders’ Meeting normally takes place within the first four months of each fiscal year. Each common share carries one vote. All shareholders listed in the stock register and from whom notification of attendance has been received by a specified date are entitled to participate. The Managing Board facilitates shareholder participation in the meeting through the use of electronic means of communication—in particular, the Internet—and enables shareholders who are unable to attend to exercise their voting rights by communicating instructions directly to their representatives. The meeting is directed by the Chairman of the Supervisory Board.

      The Annual Shareholders’ Meeting makes decisions on all matters assigned to it by law. These decisions are binding on all shareholders and on the Company. They include, in particular, voting on disposition of net income, ratification of the acts of the Managing and Supervisory Boards, and the election of the independent auditors. Amendments to the Articles of Association and measures which change the Company’s capital stock are approved exclusively at the Annual Shareholders’ Meeting and implemented by the Managing Board with the approval of the Supervisory Board. Shareholders may make counterproposals to the proposals of the Managing and Supervisory Boards and contest decisions of the Annual Shareholders’ Meeting. Shareholders owning Siemens common shares with a market value of €1 million or more may also demand a special judicial review of a particular decision.

      As part of our investor relations activities, the CEO, the CFO and individual members of the managements of our individual Groups meet regularly with analysts and institutional investors. We hold a conference for analysts once a year as well as telephone conferences with analysts on the publication of our quarterly results.

RISK MANAGEMENT

      The Company has a system for assessing and monitoring its potential business and financial risks. The components of this risk management system are designed to enable us to anticipate risks and manage them carefully in the pursuit of our business goals. The principles, guidelines, processes and responsibilities of our internal control system have been defined and established to help ensure prompt and accurate accounting of all business transactions and to continuously provide reliable information about the Company’s financial position for internal and external use.

      However, the components of the internal control and risk management system do not eliminate risk entirely and, thus, cannot prevent loss or fraud in all cases. We intend to rapidly adjust the risk management and monitoring procedures of all businesses acquired during the fiscal year, so that they conform to Siemens’ standards.

FINANCIAL ACCOUNTING

      The consolidated financial statements of the Company are prepared in accordance with the United States Generally Accepted Accounting Principles. The Managing Board directs the preparation of the financial statements. The existing internal control system and the company-wide use of uniform guidelines help ensure the accuracy of our financial statements.

      In addition, we have established a system of internal certification in which the executive managements of our Groups and subsidiaries certify the financial data they submit and the effectiveness of their own internal financial control processes. This system is the basis for the statement of certifications, which must be signed by the CEO and the CFO and filed with the SEC with the annual report on Form 20-F, in accordance with SOA requirements. In these statements, the CEO and the CFO certify that the annual report submitted to the SEC is accurate, that an effective system of internal controls is in place, and that the Managing Board has reviewed this system before the publication of the annual report.

      Additional SOA requirements, which will come into effect in fiscal 2005, stipulate that the CEO and the CFO must explicitly affirm that they have reviewed the effectiveness of all internal processes that bear on the quality of financial reporting. They also stipulate that the independent auditors must confirm the results of this review. In anticipation of these additional requirements, we further developed our internal control system for financial reporting in the past year with the goal to potentially request such confirmation from our independent auditors, already in 2004.

BUSINESS CONDUCT GUIDELINES AND CODE OF ETHICS

      Siemens aims to conduct its business responsibly and in compliance with all relevant statutory and regulatory requirements. The Managing Board has established guidelines to ensure that this goal is achieved. The Business Conduct Guidelines comprise rules regarding compliance with applicable laws, conflicts of interest, the use of Company facilities and insider trading. These rules are binding for all Siemens employees, the Managing Board and the Supervisory Board. The Guidelines also specify a procedure for dealing with complaints. A Compliance Officer, who reports to the Audit Committee, has been appointed to process all complaints, including those submitted anonymously.

      In addition, the Managing Board and the Supervisory Board have approved a Code of Ethics for financial matters, as required by SOA rules. Both the Business Conduct Guidelines and the Code of Ethics are available on our website. See also Item 16B: “Code of Ethics” for further information about the Code of Ethics for financial matters. Further information on Managing Board and Supervisory Board remuneration is provided in Item 6: “Directors, Senior Management and Employees—Compensation.”

DECLARATION OF CONFORMITY WITH REGARD TO THE GERMAN CORPORATE GOVERNANCE CODE

      At their meetings on November 11 and 12, 2003, respectively, the Managing Board and the Supervisory Board approved the following Declaration of Conformity pursuant to § 161 of the German Stock Corporation Act (Aktiengesetz):

      Siemens AG complies with the recommendations of the German Corporate Governance Code—in the version of July 4, 2003—with the following exceptions:

•	Managing Board compensation (Code Section 4.2.4, sentence 2) is not reported on an individualized basis. It is broken down into fixed, performance-related and long-term incentive components.

•	Our D&O (directors and officers liability insurance) policy includes no deductible for Managing Board and Supervisory Board members (Code Section 3.8, paragraph 2). Our senior managers, both in and outside Germany, are covered by a group insurance policy. It is not considered appropriate to differentiate between board members and other high-level personnel. Furthermore, such a deductible is not common outside Germany.

      Subsequent to the Declaration of Conformity of December 2002, Siemens AG complied with the recommendations of the November 26, 2002 version of the German Corporate Governance Code, with the following exceptions:

•	Our D&O policy included no deductible for Managing and Supervisory Board members (Code Section 3.8, paragraph 2).

•	The stated exception to the provision of Code Section 5.4.5, paragraph 1, sentence 3 regarding the remuneration of committee chairmen was eliminated by an amendment to our Articles of Association approved through the Annual Shareholders’ Meeting of January 23, 2003. For this reason, the Declaration of Conformity of December 2002 was amended in March 2003.

      Consequently, Siemens AG complied with all but one of the recommendations of the November 26, 2002 version of the German Corporate Governance Code.

OBJECTS AND PURPOSES

       According to Section 2 of our Articles of Association, the objects and purposes of our company are:

•	to manufacture, distribute and supply industrial products in the fields of electrical engineering and electronics, mechanical engineering, precision mechanics as well as related sectors of engineering, including research and development in these fields;

•	to develop, plan, distribute, supply, assemble and commission trade-specific and customer-specific systems, solutions and facilities in the fields of electrical engineering and electronics, mechanical engineering, precision mechanics as well as related sectors of engineering; and

•	to render industrial and other business-related services.

      Our Articles of Association authorize us to engage in business of any kind and to take any and all measures related to or useful in promoting our objects. We may also operate domestic and foreign factories, establish branch offices, found, acquire, consolidate with, or participate in other companies, conclude or participate in other management contracts, and enter into joint ventures.

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

      See also Item 6: “Directors, Senior Management and Employees—Supervisory Board and—Managing Board”, for further information about the Supervisory Board and the Managing Board.

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

      Under German law and our Articles of Association, we must publish notices of shareholder meetings in the Federal Gazette at least one month prior to the deadline set by the notice in which we ask our shareholders to notify us that they intend to attend the meeting. In coming years, we intend to take advantage of provisions in German law that allow the Internet to be used as a means to communicate with shareholders.

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

      Although we must notify shareholders of an ordinary or extraordinary shareholders’ meeting as described above, neither the German Stock Corporation Act nor our Articles of Association fix a minimum quorum requirement. Accordingly, holders of a minority of our shares could control the outcome of actions not requiring a specified majority of our outstanding share capital.

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

      There are two different types of dividends: cash dividends and dividends in kind. Dividends approved at a shareholders’ meeting are payable on the first stock exchange trading day after that meeting, unless otherwise decided at the shareholders’ meeting. If you hold shares that are entitled to dividends in a clearing system, the dividends will be paid according to that clearing system’s rules. If you hold physical certificates, you are no longer able to exercise dividend or other rights attaching to the shares without first surrendering the physical certificates to a financial institution that maintains securities accounts. We will publish notice of dividends paid, and the paying agent or agents that we have appointed, in the Federal Gazette.

LIQUIDATION RIGHTS

      In accordance with the German Stock Corporation Act, if we are liquidated, any liquidation proceeds remaining after all our liabilities have been paid off would be distributed among our shareholders in proportion to the number of common shares held by them.

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

      Our shareholders have waived their preemptive rights with respect to shares issued to employees and with respect to shares issued in exchange for an in-kind contribution out of authorized capital. Additionally, our shareholders have waived their preemptive rights in certain cases with respect to the issuance of bonds with conversion rights or warrants:

•	if the issue price of the bond is not significantly lower than its fair market value determined in accordance with generally accepted actuarial methods;

•	if this is necessary with regard to small residual amounts that result from the exchange ratio; or

•	to the extent holders of such rights are entitled, upon their exercise, to subscribe for our common shares in order to avoid dilution of the economic value of such rights.

DISCLOSURE REQUIREMENT

       Our Articles of Association do not require our shareholders to advise us when their holdings exceed specified thresholds. Under the German Securities Trading Act (Wertpapierhandelsgesetz), however, holders of the voting securities of German corporations admitted to organized markets on a stock exchange within the European Union or the European Economic Area are required to notify promptly and in writing the company in which they hold the securities and the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) of the level of their holdings whenever such holdings reach, exceed or fall below certain thresholds. These thresholds are set at 5%, 10%, 25%, 50% or 75% of our outstanding voting rights. If a shareholder fails to notify the company or the German Federal Financial Supervisory Authority as required, he or she cannot exercise any rights associated with the shares for as long as the default continues. Additionally, the German Takeover Act (Wertpapiererwerbs- und Übernahmegesetz) requires the publication of the acquisition of “control,” which is defined as holding of at least 30% of the voting rights in a target company, within seven days.

      The German Securities Trading Act requires the reporting of certain directors’ dealings. Members of the managing and supervisory boards of an issuer whose securities are admitted to be traded on a domestic exchange, or of a company which controls the issuer, have to notify both the issuer and the German Federal Financial Supervisory Authority about acquisitions and sales of shares of the issuer or of rights with respect to the shares. There is no notification obligation for transactions where the value of shares acquired over a 30-day period does not exceed €25,000 or if the acquisition was made under an employment contract or as part of the director’s remuneration. Certain family members of directors, for example spouses and children, are under the same obligation. The issuer is obliged to publish on its website all notifications it has received.

REPURCHASE OF OUR OWN SHARES

       We may not acquire our own shares unless so authorized by a resolution duly adopted by our shareholders at a general meeting or in other very limited circumstances set forth in the German Stock Corporation Act.

      The German Stock Corporation Act generally limits share repurchases to 10% of our share capital. In addition, any shareholders’ resolution that authorizes us to repurchase shares may not be in effect for a period of longer than 18 months. The resolution presently in effect is valid until July 22, 2004. Shares that are repurchased may be (i) retired with the approval of the Supervisory Board; (ii) used to satisfy our obligations under the 1999 Siemens Stock Option Plan and the 2001 Siemens Stock Options Plan; or (iii) offered for sale to employees within the employee share program.

JURISDICTION

       Our Articles of Association provide that by subscription to or by otherwise acquiring shares or temporary certificates for shares, a shareholder submits to the jurisdiction of the courts of our legal domicile in all disputes with us or our governing bodies.

MATERIAL CONTRACTS

       On December 5, 2001, Siemens irrevocably transferred 200 million Infineon shares or approximately 28.9% of Infineon’s outstanding share capital to First Union Trust Company, N.A. as trustee under a trust agreement, which Siemens entered into with First Union Trust on December 5, 2001. As a result of its merger with First Union Trust, Wachovia Trust Company, N.A. has succeeded First Union Trust as the trustee under the trust agreement.

      Under the terms of the trust agreement, the trustee has legal title to the shares held in trust and Siemens has irrevocably relinquished all voting rights in the shares. However, the trustee is not permitted to vote any Infineon shares it holds in trust under the agreement. Siemens continues to be entitled to all the benefits of economic ownership of the shares held in trust, including the right to receive cash dividends and other cash distributions, which the trustee has agreed to pay to Siemens promptly upon receipt. The trustee is not entitled to sell or encumber the shares held in trust except at Siemens’ direction, but Siemens has agreed not to direct the sale of any such shares to itself, any affiliate, any vehicle established by Siemens or any of its affiliates, or to Infineon. The trustee has agreed to pay to Siemens any proceeds resulting from a permitted sale. Under the arrangement, the trustee holds the shares in trust for the benefit of the beneficiaries under the trust agreement, which include Siemens as trustor and third party shareholders of Infineon. The trust agreement will terminate only when Siemens and its affiliates, on a consolidated basis, have held, directly or indirectly, less than 50% of the voting share capital of Infineon, including the shares held in trust by the trustee, for a period of two consecutive years. We have notified the trustee that the trust will terminate in accordance with the terms of the trust agreement on November 28, 2004. Upon termination, any shares held by the trustee would revert to Siemens and Siemens would again be entitled to vote these shares. Certain provisions of the trust agreement, including those relating to voting and transfer of the shares held in trust, may not be amended without the approval of Infineon’s shareholders.

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

TAXATION

GERMAN TAXATION

      The following discussion is a summary of the material German tax consequences for beneficial owners of our shares or ADSs (i) who are not German residents for German income tax purposes (i.e., persons whose residence, habitual abode, statutory seat or place of effective management and control is not located in Germany) and (ii) whose shares do not form part of the business property of a permanent establishment or fixed base in Germany. Throughout this section we refer to these owners as “Non-German Holders.”

      This summary is based on German tax laws and typical tax treaties to which Germany is a party as they are in effect on the date hereof and is subject to changes in German tax laws or such treaties. This summary also reflects changes applicable to Siemens resulting from the German Tax Reduction Act (which we refer to as the “German Tax Reform”) enacted into law in October 2000 as well as the Flood Victim Solidarity Act which was enacted in September 2002. Most changes resulting from the German Tax Reform became applicable to Siemens in its fiscal year beginning October 1, 2001. The changes resulting from the Flood Victim Solidarity Act were applicable to Siemens with respect to its fiscal year beginning October 1, 2002. The following discussion does not purport to be a comprehensive discussion of all German tax consequences that may be relevant for Non-German Holders. You should consult your tax advisor regarding the German federal, state and local tax consequences of the purchase, ownership and disposition of our shares or ADSs and the procedures to follow for the refund of German taxes withheld from dividends.

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

      As a result of the German Tax Reform, German corporations became subject to a corporate income tax rate of 25%. The solidarity surcharge of 5.5% on the net assessed corporate income tax has been retained, so that the corporate income tax and the solidarity surcharge, in the aggregate, amount to 26.375%. The corporate income tax rate was increased by the Flood Victim Solidarity Act. As a result of Act, the German corporate income tax rate will increase from 25% to 26.5% for the fiscal year 2003 only.

      In addition, German corporations are subject to profit-related trade tax on income, the exact amount of which depends on the municipality in which the corporation maintains its business establishment(s). Trade tax on income is a deductible item in computing the corporation’s tax base for corporate income tax purposes.

Taxation of Dividends

      Under the corporate income tax credit system in effect prior to changes enacted under the German Tax Reform, German taxpayers (i.e., individual and corporate shareholders resident in Germany and shareholders whose shares or ADSs form part of the business property of a permanent establishment or fixed base in Germany) who received a dividend were entitled to a tax credit for the underlying German corporate income taxes paid by the distributing German corporation. This credit is not available to Non-German Holders.

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

      For dividend distributions made by Siemens attributable to fiscal years beginning on or after October 1, 2001, the withholding tax is reduced to 20% as a result of the German Tax Reform. A solidarity surcharge of 5.5% on the withholding tax has been retained, resulting in a total withholding from dividends of 21.1%.

      For many Non-German Holders, the withholding tax rate is reduced under applicable income tax treaties. Under most income tax treaties to which Germany is a party, the rate of dividend withholding tax is reduced to 15%. To reduce the withholding to the applicable treaty rate of 15%, a Non-German Holder may apply for a refund of withholding taxes paid. The refund amounts to 11.375% of the declared dividend for dividend distributions withheld at an aggregate 26.375% rate prior to the German Tax Reform effective date and 6.1% of the declared dividend for dividend distributions withheld thereafter at the new rate of 21.1%. The application for refund must be filed with the German Federal Tax Office (Bundesamt für Finanzen, Friedhofstrasse 1, D—53221 Bonn, Germany; http://www.bff-online.de/). The relevant forms can be obtained from the German Federal Tax Office or from German embassies and consulates.

Special Tax Rules for U.S. Shareholders

      Under the U.S.—German Income Tax Treaty (the “Treaty”), the withholding tax rate is reduced to 15% of the gross amount of the dividends. As long as the corporate income tax credit system was applicable to dividends paid by Siemens to individual German shareholders, eligible U.S. holders, as defined below under “United States Taxation,” were entitled to an additional reduction in German dividend withholding tax equal to 5% of the declared dividend. The corporate income tax credit system applied to German shareholders for dividends paid in respect of fiscal 2001. Therefore, dividend payments to an eligible U.S. holder made in 2002 by Siemens attributable to its fiscal year ended September 30, 2001 were subject to the additional 5% withholding tax reduction, dividends paid attributable to fiscal 2002 and subsequent years will be subject to a 15% general withholding tax rate under the Treaty.

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

      For dividend distributions made by Siemens attributable to fiscal 2002 and subsequent years, the dividends are, in the absence of the Treaty, subject to a 20% withholding tax plus a solidarity surcharge of 5.5% on the withholding tax, resulting in an aggregate withholding of 21.1% of the declared dividend. Eligible U.S. holders (as defined below under “—U.S. Taxation”) are entitled to receive a payment from the German tax authorities equal to 6.1% of the declared dividend. Accordingly, for a declared dividend of 100, an eligible U.S. holder initially will receive 78.9 (100 minus the 21.1% withholding tax). The eligible U.S. holder is then entitled to a refund from the German tax authorities of 6.1 and will, as a result, effectively receive a total of 85 (i.e., 85% of the declared dividend). Thus, the eligible U.S. holder will be deemed to have received a dividend of 100, subject to German withholding tax of 15.

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

      Individual claims for refunds may be made on a special German form which must be filed with the German Federal Tax Office at the address noted above. Copies of this form may be obtained from the German Federal Tax Office at the same address or from the Embassy of the Federal Republic of Germany, 4645 Reservoir Road, N.W., Washington, D.C. 20007—1998. Claims must be filed within a four-year period from the end of the calendar year in which the dividend was received.

      As part of the individual refund claim, an eligible U.S. holder must submit to the German tax authorities the original bank voucher (or a certified copy thereof) issued by the paying agent documenting the tax withheld, and an official certification on IRS Form 6166 of its last United States federal income tax return. IRS Form 6166 may be obtained by filing a request with the Internal Revenue Service Center in Philadelphia, Pennsylvania, Foreign Certification Request, P.O. Box 16347, Philadelphia, PA 19114—0447. Requests for certification must include the eligible U.S. holder’s name, Social Security or Employer Identification Number, tax return form number, and tax period for which the certification is requested. Requests for certifications can include a request to the Internal Revenue Service to send the certification directly to the German tax authorities. If no such request is made, the Internal Revenue Service will send a certification on IRS Form 6166 to the eligible U.S. holder, who then must submit this document with his refund claim.

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

U.S. TAXATION

      This section describes the material United States federal income tax consequences of owning shares or ADSs. It applies to you only if you are a U.S. holder (as defined below) and you hold your shares or ADSs as capital assets for tax purposes. This section does not address all material tax consequences of owning shares or ADSs. It does not address special classes of holders, some of which may be subject to other rules, including:

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

Taxation of Dividends

      You must include in your gross income the gross amount of any dividend paid by us out of our current or accumulated earnings and profits, as these amounts are determined for United States federal income tax purposes. Under recently enacted legislation, dividends received by noncorporate U.S. holders on shares or ADSs may be subject to United States federal income tax at lower rates than other types of ordinary income if certain conditions are met. You should consult your own tax advisor regarding the implications of the new legislation in your particular circumstances. You must include any German tax withheld from the dividend payment and any additional dividend associated with the Treaty refund in this gross amount even though you do not in fact receive it. See the description under “German Taxation—Special Tax Rules for U.S. Shareholders” for examples of how you compute the amount of gross dividends received. The dividend is ordinary income that you must include in income when you, in the case of shares, or JPMorgan Chase Bank, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income will be the U.S. dollar value of the euro payments made, determined at the spot euro/U.S. dollar rate on the date the dividend distribution is includable in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.

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

Taxation of Capital Gains

      If you sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your shares or ADSs. Capital gain of a noncorporate U.S. holder is generally taxed at lower rates for property held for more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Passive Foreign Investment Company Rules

      We believe that we were not a “passive foreign investment company” (PFIC) for United States federal income tax purposes for our 2002 taxable year. However, since PFIC status depends upon the composition of our income and assets and the market value of our assets (including, among others, less than 25% owned equity investments) from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which you held an ADS or an ordinary share, certain adverse consequences could apply.

DOCUMENTS ON DISPLAY

       We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the Securities and Exchange Commission. These materials, including this annual report and the exhibits thereto, may be inspected and copied at the Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of the materials may be obtained from the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the Commission’s Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. Our filings, including this annual report, are also available on the commission’s website at www.sec.gov. In addition, material filed by us can be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

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

MARKET RISK EXPOSURES

       Our primary market exposures, after the application of our market risk management approach, are:

•	equity price risk from our publicly traded equity securities;

•	foreign exchange rate risk, particularly to the United States dollar, the United Kingdom pound, and the Swiss franc;

•	interest rate risk resulting from long-term fixed rate debt obligations denominated principally in the euro, and also long-term interest rate swaps based on 3 to 6 month euro LIBOR.

      Siemens has no material commodity price risk resulting from derivative instruments.

      SFS holds a minor foreign exchange trading portfolio which is subject to tight limits and which, as of September 30, 2003, had a value-at-risk close to zero. Assets of the Company’s pension plans (equity investments and interest bearing securities) are not included in this quantitative and qualitative disclosure. For additional information, see Notes to the Consolidated Financial Statements.

      We use the “sensitivity analysis” method to measure our market risk. This method is further described below. Based on our sensitivity analyses, our primary market risk exposures as of September 30, 2003, with comparative data from September 30, 2002, are summarized by risk type category in the following table:

Market Risk Exposures

As of September 30, 2003 and September 30, 2002
(Sensitivity Analysis method)
(€ in millions)

	As of
	September 30,

	2003	2002

Equity price risk	(824)	(450)
Foreign exchange rate risk	(8)	(79)
Interest rate risk—fair value	(22)	(4)
Interest rate risk—cash flow	(85)	(67)

      In the unlikely event that all risk factors were to move simultaneously in an unfavorable manner, Siemens could potentially suffer a combined loss of €939 million as of September 30, 2003 in comparison to a similarly calculated value of €600 million as of September 30, 2002.

      Sensitivity analysis is a widely used risk measurement tool that allows management to make judgments regarding the risk positioning of the Company as a whole. Sensitivity analysis provides an approximate answer to the question of how much could be lost if certain specified parameters were to be met under a specific set of assumptions. We use sensitivity analysis because it provides reasonable risk estimates using straightforward assumptions (for example, a drop in equity prices). The risk estimates provided here assume:

•	A 20% decrease in the equity prices of all of our investments in publicly traded equity securities,

•	A simultaneous, parallel foreign exchange rates shift in which the euro appreciates against all currencies by 10%, and

•	A parallel shift of 100 basis points of the interest rate yield curves in all currencies.

      We use our business experience, market information and additional analytics to manage our risk exposure and mitigate the limitations of our sensitivity analysis. We have found sensitivity analysis to be a useful tool in achieving some of our specific risk management objectives. Sensitivity analysis offers an easy-to-understand risk exposure estimate that allows our managers, shareholders, employees, suppliers and customers to appreciate an approximation of the effect changing market conditions could have on our business. Additionally, it allows our management after becoming aware of the impact of immediate and substantial changes to take the necessary steps to address such risks.

      Sensitivity analysis is subject to certain limitations, such as the following:

•	The risk-mitigating effects caused by correlation and diversification among different currencies, interest rate areas and equity prices or between these different risk exposures are not taken into account. This leads to an overestimation of risk, since a simultaneous adverse shift in all currencies, yield curves and share prices is highly unlikely.

•	Unlike other more complex risk modeling concepts, it applies only two shifts (up or down) in each risk category with the direction causing the adverse outcome chosen. While it is possible to apply more sophisticated risk measurement techniques, it is our view that sensitivity analysis gives decision makers in our non-financial businesses a sufficient warning of potential losses such that further detailed analyses using the specific facts of a given situation may be applied to determine if appropriate corrective actions are needed.

•	Sensitivity analyses offer a “snap-shot” of exposures at and between specific dates in time. However, there is continuous change in the Other Than Trading Portfolio. For example, positions are continually being opened and closed, assets and liabilities mature or new interest rates take effect. We accept this limitation and whenever more current information is required, produce either updated sensitivity analyses or utilize other management reporting options to understand in detail the effects of changing market conditions.

•	Sensitivity analyses do not provide an answer to the question of “how long” a sharp rise or fall of market rates will continue. Accordingly we develop our own market direction projections and obtain other professional predictions that we then use in our financial planning and in modeling earnings impacts.

      We continually refine our risk measurement and reporting procedures including a periodic re-examination of the underlying assumptions and parameters utilized. Compared to last fiscal year, there have not been any changes that have resulted in a material alteration of the risk estimates provided. The differences between periods principally reflect changes in our exposures and the market rates and prices only.

FINANCIAL MARKET RISK MANAGEMENT ORGANIZATION AND RESPONSIBILITIES

       The management of financial market risk is part of Siemens’ overall risk management system, which at the highest level involves our Managing Board, and its oversight over all of our operations. Our Chief Financial Officer is a member of the Managing Board and has specific responsibility for our financial market risk management. The Managing Board retains ultimate accountability but for practical business purposes delegates responsibilities to central functions and to the business Groups. Specialist departments (at the corporate level and within the operating units) and the Corporate Risk Management department support the operating units and have responsibility for risk policy setting, risk oversight and developing tools and standards for risk management. Day-to-day risk management activities are generally conducted at the operational level within the operating units in accordance with policies and procedures established by the specialist departments and the Corporate Risk Management. In addition, Internal Audit regularly reviews the adequacy and efficiency of our risk management and control systems.

      We recognize that our local managers often have access to timelier business and capital markets intelligence relevant to their respective regional marketplaces. This understanding permits them to identify and rapidly act upon such opportunities in these local markets for goods and services as well as for sources and uses of funds. We therefore entrust the management of our various operating units with a certain degree of flexibility in their process, within clearly defined limits, regarding interest rate and foreign exchange risk positions. For example, each operating unit has implemented carefully structured foreign exchange risk origination and hedging guidelines that conform to a model policy developed by our Corporate Finance department. These policies apply equally to all of our business Groups including both operating units and Siemens Financial Services. Also, the transactions of the business Groups are regularly audited to ensure compliance with the risk management policies and other standard business controls.

FINANCIAL MARKET RISK MANAGEMENT STRATEGIES AND INSTRUMENTS

EQUITY PRICE RISK

      We have direct and indirect investments in publicly traded companies, which are held for purposes other than trading. The market value of these investments as of September 30, 2003 was €4.121 billion, with our 39.7% interest in Infineon Technologies AG, our 12.5% interest in EPCOS AG and our 9.7% interest in Juniper Networks representing a large share. An adverse move in equity prices of 20% would reduce the value of these investments by negative €824 million. In fiscal 2002, an adverse move in equity prices of 20% would have reduced the value of these investments by €450 million. The difference between the fiscal years is primarily due to an increase in Infineon’s and Juniper Networks’ share prices during fiscal 2003.

COMMON FEATURES OF OUR FOREIGN CURRENCY AND INTEREST RATE RISK MANAGEMENT

      Our risk management approach is to pool and analyze interest rate and currency risk exposures of the operating units. Exceptions to this approach are made in the case of country-specific restrictions and similar considerations. The pooled exposures are recorded on a real-time basis in a treasury management system maintained by our Treasury Financing Services (TFS) division of SFS. This system allows us to perform an ongoing mark-to-market valuation of interest rate and currency risks of all pooled transactions, as well as a measure of credit exposure to individual financial institutions. TFS acting on behalf of Corporate Finance Treasury, hereinafter referred to as Treasury enters into financial instruments with third party financial institutions to offset all pooled exposures using a value at risk model. A description of these instruments and their characteristics is provided below. Treasury has established functional and organizational separation of duties between transaction initiation, processing, risk controlling and accounting. Unless prohibited by local restrictions, mainly foreign exchange controls or to mitigate political risk, operating units are required to invest their excess liquidity or to cover their financial needs with Treasury. Treasury’s global coverage of investments and borrowings of operating units represents approximately about 90%.

      Our business and financing activities involve common financial instruments principally including accounts receivable, accounts payable, loans, debt obligations, and marketable securities. In addition, for our hedging activities we use derivatives which are financial instruments whose value is “derived”, usually from other financial instruments or market indices. The derivative instruments used are readily marketable, liquid and priced on a daily basis. They include forward exchange contracts, interest rate swaps, cross-currency swaps, asset swaps, forward contracts and options. We are an end-user of derivative products. Derivatives are used to manage our foreign currency and interest rate exposures, as well as less frequently for specific hedging strategies related to our equity holdings. To a limited extent, interest rate swaps are used to transform liquidity invested on a short term basis into the intended asset allocation. Neither our operating units nor Treasury are permitted to buy or sell unusual or illiquid instruments or enter into such transactions. We have a clearly defined approval process for new hedging products. Each new proposal to use a new hedging product must be prepared and then reviewed by several departments prior to the initiation of its use. The implementation process include these departments: Treasury and finance; back office; accounting and controlling; risk management, credit, tax and legal.

FOREIGN CURRENCY EXPOSURE

      As a company doing business around the world, Siemens is exposed to foreign currency cash flows from the sale of products and services which may not be denominated in the functional currency of the respective Siemens unit. The operative foreign currency exposure arising from our operating units are partly offset through our production facilities abroad, as well as through procurement activities conducted in foreign currencies. In addition, a financial foreign currency exposure arises from investments and financing activities of Siemens as a whole in foreign currencies.

      We define foreign currency exposure as balance sheet items, firm commitments and foreign currency denominated cash in-flows and cash out-flows from anticipated transactions for the next three months. This foreign currency exposure is determined based on the respective functional currencies of the exposed Siemens’ entity. Operating units are prohibited from borrowing or investing in foreign currencies on a speculative basis and intercompany financing or investments of operating units are preferably done in their functional currency or on a hedged basis.

      Our group-wide guidelines require each entity to monitor their foreign currency exposure. Based on a guideline developed by our Corporate Finance department, the entities are required to hedge at least 75% of their total foreign currency exposure. Exceptions require special permission from and additional supervision by Corporate Finance regarding the related foreign currency exposure. Entities enter into foreign exchange contracts with Treasury. The unhedged balances from foreign currency exposure and the financial foreign currency exposure are reported to the Corporate Finance department, which monitors the overall net foreign exchange exposure of the Company. Approximately 60% of the overall foreign currency exposure is related to operative cash flows while the remaining 40% arise from financial cash flows. In the U.S. dollar, approximately 50% of the exposure is related to operative cash flow and the remainder arises from financial intercompany needs. These financial cash flows mainly accrue from our financial debt issued in euro fulfilling our financing requirements in North America. The values presented in the foreign exchange risk disclosures made in this document are the unhedged positions multiplied by the assumed 10% appreciation of the euro against all currencies. As shown in the tables below, we economically hedged most of our total foreign currency exposure at September 30, 2003 and 2002. In determining our foreign exchange sensitivity, we aggregate the net foreign exchange risk exposure of the operating units and Treasury.

      Because our foreign currency inflows exceed our outflows, an appreciation of the euro against foreign currencies, particularly the U.S. dollar, would have a negative financial impact to the extent that future sales are not already hedged. Future changes in the foreign exchange rates can impact sales prices and may lead to margin impacts, the extent of which is determined by the matching of foreign currency revenues and expenses. In order to optimize cost of capital, the decision about the funding currency is independent from the currency needs for capital requirements. Exchange rate risk arising out of this approach is hedged. For the reasons outlined, changes in foreign currency exchange rates do not necessarily result in an impact on the profit of our Groups, but may impact cash flow.

      At September 30, 2003, a parallel 10% alteration of euro against all foreign currencies would have resulted in a decline in future cash flows of €8 million compared to €79 million at September 30, 2002. The tables below provide additional details on how we arrive at our foreign currency risk and show the relevant values for the United States dollar (“USD”), the British pound (“GBP”), and the Swiss franc (“CHF”) denominated in euro.

Foreign Exchange Market Risk Exposures By Currency

As of September 30, 2003
(Sensitivity Analysis method)
(€ in millions)

	USD	GBP	CHF	Other	Total

Total expected future foreign currency inflows	16,652	3,334	949	5,407	26,342
Total expected future foreign currency outflows	(7,367)	(1,282)	(1,292)	(4,829)	(14,770)
Net foreign currency transaction exposure	9,285	2,052	(343)	578	11,572
Economically hedged exposure	(8,703)	(1,966)	286	(1,108)	(11,491)
Value in future cash flows resulting from a 10% appreciation of the euro after netting and hedging activities	(58)	(9)	6	53	(8)

Foreign Exchange Market Risk Exposures By Currency

As of September 30, 2002
(Sensitivity Analysis method)
(€ in millions)

	USD	GBP	CHF	Other	Total

Total expected future foreign currency inflows	17,540	3,729	1,227	5,333	27,829
Total expected future foreign currency outflows	(7,982)	(1,365)	(1,810)	(3,516)	(14,673)
Net foreign currency transaction exposure	9,558	2,364	(583)	1,817	13,156
Economically hedged exposure	(9,204)	(2,209)	628	(1,579)	(12,364)
Value in future cash flows resulting from a 10% appreciation of the euro after netting and hedging activities	(35)	(16)	(5)	(23)	(79)

      To address the effects of foreign exchange translation risk in our risk management, our working assumption is that investments in our foreign-based operations are permanent and that reinvestment is continual. Whenever a divestment of a particular asset or entity is made, we incorporate the value of this transaction risk into our sensitivity analyses. Effects from currency fluctuations on the translation of foreign currency denominated net asset amounts into euro are reflected in the Siemens consolidated equity position.

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

      Our fair value interest risk results primarily from our long-term fixed rate debt obligations and interest bearing investments. We seek to limit this risk through the use of derivative instruments which allow us to hedge fair value changes by swapping fixed rates of interest into variable rates of interest. Assuming a 100-basis point increase in interest rates, this risk was €22 million at September 30, 2003. At September 30, 2002, assuming a 100-basis point decrease in interest rates, this risk was €4 million. This change in position was mainly due to transforming liquidity invested on a short term basis into intended maturity.

      Our cash flow interest rate risk on our variable rate portfolio was €85 million at September 30, 2003 and €67 million at September 30, 2002 assuming a 100-basis point increase in interest rates. Such risk is largely related to variable interest rates resulting from the aforementioned hedges of fixed rate debt obligations.

ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

       Not applicable.

PART II

ITEM 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

       Not applicable.

ITEM 14:	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

       Not applicable.

ITEM 15: CONTROLS AND PROCEDURES

       For its fiscal year 2003, Siemens performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed in Form 20-F and filed with the U.S. Securities and Exchange Commission is recorded, processed, summarized and reported timely. The evaluation was performed with the participation of our key corporate senior management, senior management of each business

Group, and under the supervision of our Chief Executive Officer (CEO), Heinrich v. Pierer, and our Chief Financial Officer (CFO), Heinz-Joachim Neubürger. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the foregoing, the Company’s management, including the CEO and CFO, concluded that Siemens’ disclosure controls and procedures were effective as of September 30, 2003.

      In addition, there have been no changes in the Company’s internal control over financial reporting that occurred during fiscal year 2003, which have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

ITEM 16A: AUDIT COMMITTEE FINANCIAL EXPERT

       Our Supervisory Board has determined that the Company’s audit committee currently includes three audit committee financial experts: Dr. Josef Ackermann, Dr. Karl-Hermann Baumann and Dr. Henning Schulte-Noelle.

ITEM 16B: CODE OF ETHICS

       The Company has adopted a code of ethics for financial matters that applies to the Chief Executive Officer, the Chief Financial Officer and the Head of its Financial Reporting and Controlling Department, as well as to all of the Company’s employees performing similar functions in and outside Germany and to all other senior financial personnel. The code of ethics for financial matters is available on the Company’s website at www.siemens.com/corporate governance.

ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

       In January 2003, the U.S. Securities and Exchange Commission adopted rules requiring disclosure of fees billed by a public company’s accountants in each of the company’s two most recent fiscal years. Although these rules do not apply to us until fiscal year 2004, we are voluntarily presenting the information regarding the fees billed to us by our auditors in fiscal year 2003.

      Fees billed to the Company for professional services by its principal accountant, KPMG, during the fiscal year 2003 were as follows:

For fiscal
year ended
September 30,
Type of Fees	2003

(€ in millions)
Audit Fees	38.9
Audit-Related Fees	5.3
Tax Fees	5.4
All Other Fees	1.2

Total	50.8

      In the above table, “audit fees” are the aggregate fees billed by KPMG for professional services in connection with the audit of the Company’s consolidated annual financial statements, reviews of interim financial statements, as well as audits of statutory financial statements of Siemens AG and its affiliates. Also included in “audit fees” are amounts billed for attestation services in relation to regulatory filings and other compliance requirements. “Audit-related fees” are fees billed by KPMG for accounting advice on actual or contemplated transactions, due diligence engagements related to acquisitions or divestments, attestation regarding compliance with certain agreements, employee benefit plan audits and other agreed-upon procedures. “Tax fees” are fees for tax advice on actual or contemplated transactions, expatriate employee tax services and transfer pricing studies.

AUDIT COMMITTEE PRE-APPROVAL POLICIES

       In accordance with German law, Siemens’ independent auditors are appointed by the Annual Shareholders’ Meeting based on a recommendation of our Supervisory Board. The audit committee of the Supervisory Board prepares the board’s recommendation on the selection of the independent auditors. Subsequent to the auditors’ appointment, the audit committee awards the contract and in its sole authority approves the terms and scope of the audit and all audit engagement fees as well as monitors the auditors’ independence. On January 23, 2003, the Annual Shareholders’ Meeting appointed KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft to serve as the Company’s independent auditors for the 2003 fiscal year.

      In order to assure the integrity of independent audits, in November 2002, Siemens’ audit committee established a policy to approve all audit and permissible non-audit services provided by our independent auditors prior to the auditors’ engagement. As part of this approval process, the audit committee adopted pre-approval policies and procedures pursuant to which the audit committee annually pre-approves certain types of services to be performed by Siemens’ independent auditors. Under the policies, the Company’s independent auditors are not allowed to perform any non-audit services which may impair the auditors’ independence under the rules of the U.S. Securities and Exchange Commission. Furthermore, the audit committee has limited the aggregate amount of non-audit fees payable to KPMG during a fiscal year to a maximum of 50% of all fees.

      In fiscal 2003, the audit committee pre-approved the performance by KPMG of the following categories of audit and permitted non-audit services:

AUDIT SERVICES

•	Annual U.S. GAAP audit of Siemens’ consolidated financial statements

•	Quarterly review of Siemens’ interim financial statements

•	Statutory audits of financial statements of Siemens AG and of its subsidiaries under the rules of their respective countries

•	Attestation of internal controls, such as SAS 70 reports, as part of the external audit

•	Attestation of regulatory filing and other compliance requirements, including regulatory advice, such as carve out reports and comfort letters

AUDIT-RELATED SERVICES

•	Accounting advice relating to actual transactions or events

•	Due diligence relating to carve outs, including consultation in accounting matters and post closing audits

•	Due diligence relating to contemplated acquisitions

•	Accounting advice relating to contemplated transactions or events

•	Attestation of compliance with provisions or calculations required by agreements

•	Employee benefit plan audits

•	Agreed-upon procedures engagements, such as mathematical recalculation and comparison of documents

TAX SERVICES

•	Tax advice relating to actual transactions or events

•	Tax advice relating to contemplated transactions or events

•	Expatriate employee tax services

•	Transfer pricing studies

ALL OTHER SERVICES

•	Forensic services

All contingent fee arrangements are prohibited for tax services.

      Services that are not included in one of the categories listed above require specific pre-approval of the audit committee’s chairman. An approval may not be granted if the service falls into a category of services not permitted by current law or if it is inconsistent with maintaining auditor independence, as expressed in the three principles promulgated by the U.S. Securities and Exchange Commission: An auditor may not function in the role of management; an auditor may not audit his or her own work; and an auditor may not serve in an advocacy role for his or her client.

PART III

ITEM 18:      FINANCIAL STATEMENTS

Siemens AG

INDEPENDENT AUDITORS’ REPORT

The Supervisory Board of

Siemens AG:

      We have audited the accompanying consolidated balance sheets of Siemens AG and subsidiaries as of September 30, 2003 and 2002, and the related consolidated statements of income, cash flow and changes in shareholders’ equity for each of the years in the three-year period ended September 30, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Siemens AG and subsidiaries as of September 30, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2003 in conformity with accounting principles generally accepted in the United States of America.

      As discussed in Note 2 to the consolidated financial statements, Siemens AG adopted Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations” effective October 1, 2002 and Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” effective October 1, 2001.

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Munich, Germany

November 21, 2003

SIEMENS AG

CONSOLIDATED STATEMENTS OF INCOME

For the fiscal years ended September 30, 2003, 2002 and 2001
(in millions of €, per share amounts in €)

					Eliminations,
					reclassifications and							Financing and
		Siemens worldwide			Corporate Treasury(2)			Operations			Infineon(2)	Real Estate

	Note	2003	2002	2001	2003	2002	2001	2003	2002	2001	2001	2003	2002	2001

Net sales		74,233	84,016	87,000	(1,623)	(1,297)	(3,114)	73,744	83,127	82,427	5,671	2,112	2,186	2,016
Cost of sales		(53,350)	(60,810)	(63,895)	1,625	1,222	2,899	(53,298)	(60,322)	(60,192)	(5,021)	(1,677)	(1,710)	(1,581)

Gross profit on sales		20,883	23,206	23,105	2	(75)	(215)	20,446	22,805	22,235	650	435	476	435
Research and development expenses		(5,067)	(5,819)	(6,782)	—	(169)	(166)	(5,067)	(5,650)	(5,427)	(1,189)	—	—	—
Marketing, selling and general administrative expenses		(13,534)	(15,455)	(16,640)	—	(90)	2	(13,243)	(15,083)	(15,559)	(786)	(291)	(282)	(297)
Other operating income (expense), net (therein gain on issuance of subsidiary and associated company stock €3, €37 and €617, respectively)	3,4	642	1,321	2,762	(77)	844	2,537	555	326	(118)	200	164	151	143
Income (loss) from investments in other companies, net	5	142	(114)	49	—	(16)	—	66	(142)	(24)	36	76	44	37
Income (expense) from financial assets and marketable securities, net	6	61	18	173	135	(81)	(140)	(69)	124	263	65	(5)	(25)	(15)
Interest income (expense) of Operations, net	7	31	94	(32)	—	—	9	31	94	(41)	—	—	—	—
Other interest income (expense), net	7	214	224	43	206	239	280	(88)	(96)	(304)	(1)	96	81	68
Goodwill amortization and purchased in-process R&D expenses of Operations		—	—	—	—	—	665	—	—	(665)	—	—	—	—
Gains on sales and dispositions of significant business interests		—	—	—	—	(936)	(4,065)	—	936	4,065	—	—	—	—
Other special items		—	—	—	—	—	1,185	—	—	(1,185)	—	—	—	—

Income (loss) before income taxes		3,372	3,475	2,678	266	(284)	92	2,631	3,314	3,240	(1,025)	475	445	371
Income taxes(1)	8	(867)	(849)	(781)	(68)	69	(30)	(677)	(809)	(1,058)	428	(122)	(109)	(121)
Minority interest		(96)	(29)	191	—	2	—	(96)	(31)	185	6	—	—	—

Income (loss) before cumulative effect of change in accounting principle		2,409	2,597	2,088	198	(213)	62	1,858	2,474	2,367	(591)	353	336	250
Cumulative effect of change in accounting principle, net of income taxes		36	—	—	—	—	—	39	—	—	—	(3)	—	—

Net income (loss)		2,445	2,597	2,088	198	(213)	62	1,897	2,474	2,367	(591)	350	336	250

Basic earnings per share	30
Income before cumulative effect of change in accounting principle		2.71	2.92	2.36
Cumulative effect of change in accounting principle, net of income taxes		0.04	—	—

Net income		2.75	2.92	2.36

Diluted earnings per share	30
Income before cumulative effect of change in accounting principle		2.71	2.92	2.36
Cumulative effect of change in accounting principle, net of income taxes		0.04	—	—

Net income		2.75	2.92	2.36

(1)	The income taxes of Eliminations, reclassifications and Corporate Treasury, Operations, and Financing and Real Estate are based on the consolidated effective corporate tax rate applied to income before income taxes. The corresponding figures for fiscal year 2001 are calculated based on the consolidated effective corporate tax rate excluding Infineon.
(2)	As of December 5, 2001, Siemens deconsolidated Infineon. The results of operations from Infineon for the first two months of the fiscal year 2002 are included in Eliminations, reclassifications and Corporate Treasury. As of December 5, 2001, the share in earnings (loss) from Infineon is included in Income (loss) from investments in other companies, net in Operations.

The accompanying notes are an integral part of these consolidated financial statements.

SIEMENS AG

CONSOLIDATED BALANCE SHEETS

As of September 30, 2003 and 2002
(in millions of €)

				Eliminations,
				reclassifications
		Siemens		and Corporate				Financing and
		worldwide		Treasury		Operations		Real Estate

	Note	9/30/03	9/30/02	9/30/03	9/30/02	9/30/03	9/30/02	9/30/03	9/30/02

ASSETS
Current assets
Cash and cash equivalents		12,149	11,196	11,345	10,269	725	873	79	54
Marketable securities	9	650	399	101	25	529	356	20	18
Accounts receivable, net	10	14,511	15,230	(9)	(7)	10,894	12,058	3,626	3,179
Intracompany receivables		—	—	(10,777)	(13,284)	10,742	13,209	35	75
Inventories, net	11	10,366	10,672	(4)	(5)	10,284	10,592	86	85
Deferred income taxes	8	1,063	1,212	77	64	909	1,143	77	5
Other current assets	12	4,750	5,353	736	1,028	3,143	3,306	871	1,019

Total current assets		43,489	44,062	1,469	(1,910)	37,226	41,537	4,794	4,435

Long-term investments	13	5,992	5,092	19	2	5,636	4,797	337	293
Goodwill	14	6,501	6,459	—	—	6,421	6,369	80	90
Other intangible assets, net	15	2,358	2,384	—	—	2,338	2,362	20	22
Property, plant and equipment, net	16	10,756	11,742	1	2	7,114	7,628	3,641	4,112
Deferred income taxes	8	4,359	3,686	1,127	764	3,165	2,771	67	151
Other assets	17	4,150	4,514	131	103	1,371	1,304	2,648	3,107
Other intracompany receivables		—	—	(1,204)	(931)	1,204	931	—	—

Total assets		77,605	77,939	1,543	(1,970)	64,475	67,699	11,587	12,210

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt and current maturities of long-term debt	20	1,745	2,103	977	1,143	646	785	122	175
Accounts payable		8,404	8,649	4	6	8,216	8,453	184	190
Intracompany liabilities		—	—	(7,426)	(7,776)	1,771	1,799	5,655	5,977
Accrued liabilities	18	8,884	9,608	6	18	8,748	9,445	130	145
Deferred income taxes	8	870	661	(271)	(206)	877	647	264	220
Other current liabilities	19	12,125	13,691	284	375	11,578	12,853	263	463

Total current liabilities		32,028	34,712	(6,426)	(6,440)	31,836	33,982	6,618	7,170

Long-term debt	20	11,433	10,243	10,176	6,833	748	2,974	509	436
Pension plans and similar commitments	21	5,843	5,326	—	—	5,813	5,299	30	27
Deferred income taxes	8	534	195	182	(50)	250	119	102	126
Other accruals and provisions	22	3,418	3,401	21	28	3,101	3,068	296	305
Other intracompany liabilities		—	—	(2,410)	(2,341)	378	45	2,032	2,296

		53,256	53,877	1,543	(1,970)	42,126	45,487	9,587	10,360

Minority interests		634	541	—	—	634	541	—	—
Shareholders’ equity	23
Common stock, no par value
Authorized: 1,129,742,969 and 1,145,917,335 shares, respectively
Issued: 890,866,301 and 890,374,001 shares, respectively		2,673	2,671
Additional paid-in capital		5,073	5,053
Retained earnings		23,020	21,471
Accumulated other comprehensive income (loss)		(7,051)	(5,670)
Treasury stock, at cost. 1,184 and 49,864 shares, respectively		—	(4)

Total shareholders’ equity		23,715	23,521	—	—	21,715	21,671	2,000	1,850

Total liabilities and shareholders’ equity		77,605	77,939	1,543	(1,970)	64,475	67,699	11,587	12,210

The accompanying notes are an integral part of these consolidated financial statements.

SIEMENS AG

CONSOLIDATED STATEMENTS OF CASH FLOW

For the fiscal years ended September 30, 2003, 2002 and 2001
(in millions of €)

				Eliminations,
				reclassifications and							Financing and
	Siemens worldwide			Corporate Treasury			Operations			Infineon	Real Estate

	2003	2002	2001	2003	2002	2001	2003	2002	2001	2001	2003	2002	2001

Cash flows from operating activities
Net income (loss)	2,445	2,597	2,088	198	(213)	62	1,897	2,474	2,367	(591)	350	336	250
Adjustments to reconcile net income to cash provided
Minority interest	96	29	(191)	—	(2)	—	96	31	(185)	(6)	—	—	—
Amortization, depreciation and impairments	3,334	4,126	6,264	—	209	—	2,894	3,440	4,684	1,122	440	477	458
Deferred taxes	262	(191)	36	20	(185)	13	206	18	463	(494)	36	(24)	54
Gains on sales and disposals of businesses and property, plant and equipment, net, and gain from issuance of subsidiary and associated company stock	(232)	(1,610)	(4,429)	—	(936)	(4,065)	(145)	(588)	(7)	(246)	(87)	(86)	(111)
Losses (gains) on sales of investments, net	2	(177)	141	—	7	—	2	(172)	174	—	—	(12)	(33)
Gains on sales and dispositions of significant business interests	—	—	—	—	936	4,065	—	(936)	(4,065)	—	—	—	—
Losses (gains) on sales and impairments of marketable securities, net	23	4	(209)	9	(2)	—	13	3	(203)	(1)	1	3	(5)
Loss (income) from equity investees, net of dividends received	10	298	27	—	17	1	70	322	56	(25)	(60)	(41)	(5)
Write-off of acquired in-process research and development	—	—	195	—	—	—	—	—	126	69	—	—	—
Change in current assets and liabilities
(Increase) decrease in inventories, net	8	1,349	(716)	—	86	—	14	1,234	(746)	(36)	(6)	29	66
(Increase) decrease in accounts receivable, net	623	1,763	1,797	(527)	844	(38)	1,141	871	1,021	755	9	48	59
Increase (decrease) in outstanding balance of receivables sold	(291)	(503)	866	(21)	(607)	866	(270)	104	—	—	—	—	—
(Increase) decrease in other current assets	1,416	1,213	(1,397)	835	459	(229)	561	833	(848)	(139)	20	(79)	(181)
Increase (decrease) in accounts payable	(396)	(899)	467	3	(254)	(43)	(396)	(595)	428	58	(3)	(50)	24
Increase (decrease) in accrued liabilities	(621)	(575)	629	—	30	23	(571)	(577)	974	(322)	(50)	(28)	(46)
Increase (decrease) in other current liabilities	(668)	(1,025)	2,682	466	(99)	(100)	(961)	(851)	2,694	27	(173)	(75)	61
Supplemental contributions to pension trusts	(1,192)	(1,782)	—	—	—	—	(1,192)	(1,782)	—	—	—	—	—
Change in other assets and liabilities	893	947	(1,234)	137	439	(289)	764	448	(1,048)	40	(8)	60	63

Net cash provided by operating activities	5,712	5,564	7,016	1,120	729	266	4,123	4,277	5,885	211	469	558	654
Cash flows from investing activities
Additions to intangible assets and property, plant and equipment	(2,852)	(3,894)	(7,048)	—	(149)	—	(2,468)	(3,149)	(4,044)	(2,364)	(384)	(596)	(640)
Acquisitions, net of cash acquired	(1,055)	(3,787)	(3,898)	—	—	—	(1,055)	(3,787)	(3,898)	—	—	—	—
Purchases of investments	(736)	(332)	(710)	—	(65)	—	(714)	(263)	(419)	(214)	(22)	(4)	(77)
Purchases of marketable securities	(221)	(338)	(436)	(92)	(306)	(11)	(127)	(27)	(329)	(82)	(2)	(5)	(14)
Increase in receivables from financing activities	(94)	(172)	(619)	276	(864)	714	—	—	—	—	(370)	692	(1,333)
Increase (decrease) in outstanding balance of receivables sold by SFS	—	—	—	21	607	(866)	—	—	—	—	(21)	(607)	866
Proceeds from sales of long-term investments, intangibles and property, plant and equipment	839	1,218	3,804	—	—	4	556	801	3,454	27	283	417	319
Proceeds from sales and dispositions of businesses	119	6,097	1,878	—	—	1,475	119	6,097	57	346	—	—	—
Proceeds from sales of marketable securities	61	398	1,143	26	317	—	34	78	660	474	1	3	9

Net cash (used in) provided by investing activities	(3,939)	(810)	(5,886)	231	(460)	1,316	(3,655)	(250)	(4,519)	(1,813)	(515)	(100)	(870)
Cash flows from financing activities
Proceeds from issuance of common stock	—	156	514	—	—	(1,495)	—	156	514	1,495	—	—	—
Purchase of common stock of Company	—	(152)	(514)	—	—	—	—	(152)	(514)	—	—	—	—
Proceeds from issuance of treasury shares	4	81	233	—	—	—	4	81	233	—	—	—	—
Proceeds from issuance of debt	2,702	384	4,141	2,702	384	4,141	—	—	—	—	—	—	—
Repayment of debt	(1,742)	(847)	(976)	(1,700)	(809)	(921)	(12)	(15)	2	(20)	(30)	(23)	(37)
Change in short-term debt	(445)	512	(1,828)	(106)	843	281	(323)	(481)	(2,354)	114	(16)	150	131
Change in restricted cash	—	(2)	45	—	(2)	—	—	—	—	45	—	—	—
Dividends paid	(896)	(888)	(1,412)	—	—	407	(896)	(888)	(1,412)	(407)	—	—	—
Dividends paid to minority shareholders	(110)	(103)	(298)	—	—	(119)	(110)	(103)	(179)	—	—	—	—
Intracompany financing	—	—	—	(907)	3,178	(2,865)	787	(2,615)	2,122	619	120	(563)	124

Net cash (used in) provided by financing activities	(487)	(859)	(95)	(11)	3,594	(571)	(550)	(4,017)	(1,588)	1,846	74	(436)	218
Effect of deconsolidation of Infineon on cash and cash equivalents	—	(383)	—	—	(383)	—	—	—	—	—	—	—	—
Effect of exchange rates on cash and cash equivalents	(333)	(118)	(95)	(264)	(71)	(13)	(66)	(44)	(82)	2	(3)	(3)	(2)
Net increase (decrease) in cash and cash equivalents	953	3,394	940	1,076	3,409	998	(148)	(34)	(304)	246	25	19	—
Cash and cash equivalents at beginning of period	11,196	7,802	6,862	10,269	6,860	5,105	873	907	1,211	511	54	35	35

Cash and cash equivalents at end of period	12,149	11,196	7,802	11,345	10,269	6,103	725	873	907	757	79	54	35

Supplemental disclosure of cash paid for:
Interest	545	794	779
Income taxes	795	389	1,098

The accompanying notes are an integral part of these consolidated financial statements.

SIEMENS AG

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the fiscal years ended September 30, 2003, 2002 and 2001
(in millions of €)

				Accumulated other
				comprehensive income (loss)

		Additional		Cumulative	Available-		Minimum	Treasury
	Common	paid-in	Retained	translation	for-sale	Derivative	pension	shares
	stock	capital	earnings	adjustment	securities	instruments	liability	at cost	Total

Balance at October 1, 2000	1,505	5,547	19,280	933	1,253	(30)	(6)	(2)	28,480

Net income	—	—	2,088	—	—	—	—	—	2,088
Change in currency translation adjustment	—	—	—	(532)	—	—	—	—	(532)
Change in unrealized gains and losses	—	—	—	—	(1,199)	53	(3,988)	—	(5,134)

Total comprehensive income	—	—	2,088	(532)	(1,199)	53	(3,988)	—	(3,578)
Dividends paid	—	—	(1,412)	—	—	—	—	—	(1,412)
Issuance of common stock	10	504	—	—	—	—	—	—	514
Purchase of common stock	—	—	—	—	—	—	—	(514)	(514)
Re-issuance of treasury stock	—	—	—	—	—	—	—	516	516
Recapitalization and stock split	1,150	(1,150)	—	—	—	—	—	—	—
Other changes	—	—	(194)	—	—	—	—	—	(194)

Balance at September 30, 2001	2,665	4,901	19,762	401	54	23	(3,994)	—	23,812

Net income	—	—	2,597	—	—	—	—	—	2,597
Change in currency translation adjustment	—	—	—	(533)	—	—	—	—	(533)
Change in unrealized gains and losses	—	—	—	—	(239)	36	(1,418)	—	(1,621)

Total comprehensive income	—	—	2,597	(533)	(239)	36	(1,418)	—	443
Dividends paid	—	—	(888)	—	—	—	—	—	(888)
Issuance of common stock	6	152	—	—	—	—	—	—	158
Purchase of common stock	—	—	—	—	—	—	—	(167)	(167)
Re-issuance of treasury stock	—	—	—	—	—	—	—	163	163

Balance at September 30, 2002	2,671	5,053	21,471	(132)	(185)	59	(5,412)	(4)	23,521

Net income	—	—	2,445	—	—	—	—	—	2,445
Change in currency translation adjustment	—	—	—	(695)	—	—	—	—	(695)
Change in unrealized gains and losses	—	—	—	—	268	24	(978)	—	(686)

Total comprehensive income	—	—	2,445	(695)	268	24	(978)	—	1,064
Dividends paid	—	—	(896)	—	—	—	—	—	(896)
Issuance of common stock	2	20	—	—	—	—	—	—	22
Purchase of common stock	—	—	—	—	—	—	—	(127)	(127)
Re-issuance of treasury stock	—	—	—	—	—	—	—	131	131

Balance at September 30, 2003	2,673	5,073	23,020	(827)	83	83	(6,390)	—	23,715

The accompanying notes are an integral part of these consolidated financial statements.

SIEMENS AG

SEGMENT INFORMATION

As of and for the fiscal years ended September 30, 2003, 2002 and 2001
(in millions of €)

	New orders (unaudited)			External sales			Intersegment sales			Total sales

	2003	2002	2001	2003	2002	2001	2003	2002	2001	2003	2002	2001

Operations Groups
Information and Communication Networks (ICN)	7,070	8,697	12,639	6,592	9,169	12,189	530	478	693	7,122	9,647	12,882
Information and Communication Mobile (ICM)	9,960	11,538	11,866	9,811	10,910	11,151	153	135	148	9,964	11,045	11,299
Siemens Business Services (SBS)	5,226	6,256	6,303	3,964	4,212	4,261	1,241	1,561	1,773	5,205	5,773	6,034
Automation and Drives (A&D)	8,476	8,728	9,065	7,159	7,430	7,843	1,216	1,205	1,104	8,375	8,635	8,947
Industrial Solutions and Services (I&S)	3,955	4,120	4,881	2,907	3,378	3,398	1,105	1,102	1,165	4,012	4,480	4,563
Siemens Dematic (SD)	2,599	2,810	2,281	2,444	2,894	2,381	156	101	139	2,600	2,995	2,520
Siemens Building Technologies (SBT)	4,775	5,601	5,549	4,706	5,291	5,094	284	328	424	4,990	5,619	5,518
Power Generation (PG)	7,302	10,586	12,219	6,949	9,398	8,487	18	48	76	6,967	9,446	8,563
Power Transmission and Distribution (PTD)	3,586	4,429	3,887	3,188	3,928	3,818	211	271	235	3,399	4,199	4,053
Transportation Systems (TS)	4,674	5,247	5,647	4,668	4,349	4,000	29	18	21	4,697	4,367	4,021
Siemens VDO Automotive (SV)	8,375	8,515	5,702	8,365	8,491	5,694	10	24	8	8,375	8,515	5,702
Medical Solutions (Med)	7,835	8,425	8,444	7,345	7,604	7,199	77	19	20	7,422	7,623	7,219
Osram	4,172	4,363	4,522	4,113	4,308	4,200	59	55	322	4,172	4,363	4,522
Other operations(6)	1,840	1,895	2,144	1,129	1,238	1,676	728	785	478	1,857	2,023	2,154

Total Operations Groups	79,845	91,210	95,149	73,340	82,600	81,391	5,817	6,130	6,606	79,157	88,730	87,997
Reconciliation to financial statements
Corporate items, pensions and eliminations	(6,916)	(7,688)	(9,034)	192	244	269	(5,605)	(5,847)	(5,839)	(5,413)	(5,603)	(5,570)
Other interest expense	—	—	—	—	—	—	—	—	—	—	—	—
Goodwill amortization and purchased in-process R&D expenses	—	—	—	—	—	—	—	—	—	—	—	—
Gains on sales and dispositions of significant business interests	—	—	—	—	—	—	—	—	—	—	—	—
Other special items	—	—	—	—	—	—	—	—	—	—	—	—
Other assets related reconciling items	—	—	—	—	—	—	—	—	—	—	—	—

Total Operations (for columns Group profit/Net capital employed, i.e. Income before income taxes/ Total assets)	72,929	83,522	86,115	73,532	82,844	81,660	212	283	767	73,744	83,127	82,427

Infineon Technologies (Infineon)	—	—	4,390	—	—	4,744	—	—	927	—	—	5,671
Reconciliation to financial statements	—	—	—	—	—	—	—	—	—	—	—	—
Infineon income (loss) before income taxes/ Total assets	—	—	—	—	—	—	—	—	—	—	—	—

Financing and Real Estate Groups
Siemens Financial Services (SFS)	532	582	481	433	436	373	99	146	108	532	582	481
Siemens Real Estate (SRE)	1,592	1,612	1,542	265	243	223	1,327	1,369	1,319	1,592	1,612	1,542
Eliminations	—	—	—	—	—	—	(12)	(8)	(7)	(12)	(8)	(7)

Total Financing and Real Estate	2,124	2,194	2,023	698	679	596	1,414	1,507	1,420	2,112	2,186	2,016

Eliminations, reclassifications and Corporate Treasury	3	498	—	3	493	—	(1,626)	(1,790)	(3,114)	(1,623)	(1,297)	(3,114)

Siemens worldwide	75,056	86,214	92,528	74,233	84,016	87,000	—	—	—	74,233	84,016	87,000

SIEMENS AG

SEGMENT INFORMATION—(Continued)

As of and for the fiscal years ended September 30, 2003, 2002 and 2001
(in millions of €)

																Amortization,
							Net cash from operating									depreciation and
	Group profit(1)			Net capital employed(2)			and investing activities						Capital spending(3)			impairments(4)(5)

	2003	2002	2001	9/30/03	9/30/02	9/30/01	2003		2002		2001		2003	2002	2001	2003	2002	2001

Operations Groups
Information and Communication Networks (ICN)	(366)	(691)	(861)	722	1,100	3,039	106		711		(2,350)		219	415	2,291	447	850	435
Information and Communication Mobile (ICM)	180	96	(307)	1,367	1,973	2,607	692		594		14		347	453	543	326	368	400
Siemens Business Services (SBS)	13	101	(259)	294	264	492	(62)		173		339		193	222	484	255	282	342
Automation and Drives (A&D)	806	723	981	1,925	2,197	2,619	1,060		1,019		533		281	248	429	231	240	242
Industrial Solutions and Services (I&S)	(41)	(198)	97	167	315	487	54		(107)		(39)		45	60	115	52	56	53
Siemens Dematic (SD)	(218)	45	(59)	877	975	957	(170)		(70)		261		42	71	78	55	62	63
Siemens Building Technologies (SBT)	101	195	132	1,447	1,778	2,241	375		295		49		82	133	326	144	155	163
Power Generation (PG)	1,171	1,582	634	1,712	(144)	(1,020)	(448)		662		2,045		1,120	300	351	163	184	211
Power Transmission and Distribution (PTD)	207	109	96	798	928	994	387		149		(331)		65	92	215	65	75	78
Transportation Systems (TS)	284	247	186	(252)	(741)	(932)	(217)		95		752		120	135	164	65	64	55
Siemens VDO Automotive (SV)	418	65	(261)	3,949	3,746	3,605	184		224		(89)		569	534	447	400	435	339
Medical Solutions (Med)	1,118	1,018	808	3,128	3,414	3,844	845		1,124		86		321	321	1,034	227	206	203
Osram	410	365	462	2,074	2,436	2,485	528		284		349		280	330	416	268	289	283
Other operations(6)	212	99	168	1,515	535	638	(362)		89		132		520	50	88	64	51	46

Total Operations Groups	4,295	3,756	1,817	19,723	18,776	22,056	2,972		5,242		1,751		4,204	3,364	6,981	2,762	3,317	2,913
Reconciliation to financial statements
Corporate items, pensions and eliminations	(1,576)	(1,282)	(488)	(3,781)	(3,021)	(3,443)	(2,504	) (7)	(1,215	) (7)	(385	) (7)	33	3,835	1,380	132	123	219
Other interest expense	(88)	(96)	(304)	—	—	—	—		—		—		—	—	—	—	—	—
Goodwill amortization and purchased in-process R&D expenses	—	—	(665)	—	—	—	—		—		—		—	—	—	—	—	539	(8)
Gains on sales and dispositions of significant business interests	—	936	4,065	—	—	—	—		—		—		—	—	—	—	—	—
Other special items	—	—	(1,185)	—	—	—	—		—		—		—	—	—	—	—	1,013
Other assets related reconciling items	—	—	—	48,533	51,944	50,587	—		—		—		—	—	—	—	—	—

Total Operations (for columns Group profit/Net capital employed, i.e. Income before income taxes/ Total assets)	2,631	3,314	3,240	64,475	67,699	69,200	468		4,027		1,366		4,237	7,199	8,361	2,894	3,440	4,684

Infineon Technologies (Infineon)	—	—	(1,024)	—	—	6,471	—		—		(1,602	) (7)	—	—	2,578	—	—	1,122
Reconciliation to financial statements	—	—	(1)	—	—	3,272	—		—		—		—	—	—	—	—	—

Infineon income (loss) before income taxes/ Total assets	—	—	(1,025)	—	—	9,743	—		—		—		—	—	—	—	—	—

	Income before income taxes			Total assets

Financing and Real Estate Groups
Siemens Financial Services (SFS)	269	216	158	8,445	8,681	9,501	(312)		282		(496)		237	283	514	220	271	257
Siemens Real Estate (SRE)	206	229	213	3,607	4,090	3,791	351		309		393		169	317	203	220	206	201
Eliminations	—	—	—	(465)	(561)	(525)	(85	) (7)	(133	) (7)	(113	) (7)	—	—	—	—	—	—

Total Financing and Real Estate	475	445	371	11,587	12,210	12,767	(46)		458		(216)		406	600	717	440	477	458

Eliminations, reclassifications and Corporate Treasury	266	(284)	92	1,543	(1,970)	(1,592)	1,351	(7)	269	(7)	1,582	(7)	—	214	—	—	209	—

Siemens worldwide	3,372	3,475	2,678	77,605	77,939	90,118	1,773		4,754		1,130		4,643	8,013	11,656	3,334	4,126	6,264

(1)	Group profit of the Operations Groups is earnings before financing interest, certain pension costs and income taxes.
(2)	Net capital employed of the Operations Groups represents total assets less tax assets, certain accruals and non-interest bearing liabilities other than tax liabilities.
(3)	Intangible assets, property, plant and equipment, acquisitions, and investments.
(4)	Includes amortization and impairments of intangible assets, depreciation of property, plant and equipment, and write-downs of investments.
(5)	For Operations Groups, in fiscal 2001 excluding goodwill amortization.
(6)	Other operations primarily refer to certain centrally-held equity investments and other operating activities not associated with a Group.
(7)	Includes (for Eliminations within Financing and Real Estate consists of) cash paid for income taxes according to the allocation of income taxes to Operations, Financing and Real Estate, and Eliminations, reclassifications and Corporate Treasury in the Consolidated Statements of Income.
(8)	Represents only goodwill amortization.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of €, except where otherwise stated and per share amounts)

1.   Basis of presentation

      The accompanying Consolidated Financial Statements present the operations of Siemens AG and its subsidiaries, (the Company or Siemens). The Consolidated Financial Statements have been prepared in accordance with United States Generally Accepted Accounting Principles (U.S. GAAP). Siemens has prepared and reported its Consolidated Financial Statements in euros (€).

      Siemens is a German based multinational corporation with a balanced business portfolio of activities predominantly in the field of electronics and electrical engineering (for further information see Note 31).

Financial statement presentation

      The presentation of the Company’s worldwide financial data is accompanied by a component model presentation breaking down Siemens’ financial position, results of operations and cash flows into three components (see below). These components contain the Company’s reportable segments (also referred to as “Groups”).

•	Siemens worldwide—Represents the Consolidated Financial Statements of the Company.

•	Operations—Defined as Siemens’ thirteen operating Groups including certain operating activities not associated with these Groups and centrally managed items including corporate headquarters, but excluding the activities of the Financing and Real Estate Groups and the Corporate Treasury.

•	Financing and Real Estate—Siemens’ Financing and Real Estate Groups are responsible for the Company’s international leasing, finance, credit and real estate management activities.

•	Eliminations, reclassifications and Corporate Treasury—Captures separately the consolidation of transactions among Operations and Financing and Real Estate, as well as certain reclassifications. This component also includes the Company’s Corporate Treasury activities.

      The Company’s presentation of Operations, Financing and Real Estate and Corporate Treasury reflects the management of these components as distinctly different business activities, with different goals and requirements. Management believes that this presentation provides a clearer understanding of the components of the Company’s financial position, results of operations and cash flows. The accounting and valuation principles applied to these components are generally the same as those used for Siemens worldwide. The Company has allocated shareholders’ equity to the Financing and Real Estate business based on a management approach which takes into consideration the inherent risk evident in the underlying assets. The remaining amount of total shareholders’ equity is shown under Operations. The financial data presented for the Operations and Financing and Real Estate components are not intended to purport the financial position, results of operations and cash flows as if they were separate entities under U.S. GAAP.

      Effective December 2001, Infineon is no longer consolidated but instead accounted for as an investment using the equity method. Accordingly, the Company’s net investment in Infineon is included within Long-term investments in the Consolidated Balance Sheets, and its share of the net income or losses of Infineon is included as part of Income (loss) from investments in other companies, net in the Consolidated Statements of Income (see Notes 3 and 13). The consolidated results of operations and cash flows of Infineon for the two months ended November 2001 are included in Eliminations, reclassifications and Corporate Treasury.

      The information disclosed in these Notes relates to Siemens worldwide unless otherwise stated.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

2.   Summary of significant accounting policies

      Basis of consolidation—The Consolidated Financial Statements include the accounts of Siemens AG and all subsidiaries which are directly or indirectly controlled. Results of associated companies—companies in which Siemens has the ability to exercise significant influence over operating and financial policies (generally through direct or indirect ownership of 20% to 50% of the voting rights)—are recorded in the Consolidated Financial Statements using the equity method of accounting.

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

      The exchange rates of the significant currencies of non-euro countries used in the preparation of the Consolidated Financial Statements were as follows:

		Year-end exchange rate		Annual average rate
		1 € quoted into currencies		1 € quoted into currencies specified
		specified below		below
		September 30,		Fiscal year

Currency	ISO Code	2003	2002	2003	2002	2001

Swiss francs	CHF	1.538	1.461	1.498	1.469	1.501
British pound	GBP	0.699	0.630	0.676	0.624	0.622
U.S. dollar	USD	1.169	0.985	1.085	0.922	0.903

      Revenue recognition—Revenue is recognized for product sales when title passes, the risks and rewards of ownership have been transferred to the customer, the fee is fixed or determinable, and collection of the related receivable is probable. If product sales are subject to customer acceptance, revenues are not recognized until customer acceptance occurs. For product sales which require the Company to install the product at the customer location, and for which installation is essential to the functionality of the product being installed, revenue is recognized when the equipment has been delivered to and installed at the customer location provided those sales do not qualify for multiple deliverable accounting as set forth in Emerging Issues Task Force (EITF) Issue 00-21, Revenue Arrangements with Multiple Deliverables (see Accounting changes below). If a contract or arrangement involves the provision of multiple elements, the Company applies the guidance in EITF 00-21 to determine if the contract or arrangement contains more than one unit of accounting and, if applicable, the allocation of arrangement consideration to such units of accounting. The appropriate revenue recognition convention is then applied to each separate unit of accounting. Revenues from service transactions are recognized based on service performance. For long-term service contracts, revenues are generally recognized on a straight-line basis over the term of the contract. Revenues under certain fixed-price long-term IT-related contracts and revenues from long-term construction-type projects are generally recognized under the percentage-of-completion method, based on the percentage of costs to date compared to the total estimated contract costs, contractual milestones or performance. Operating lease income for the rental of equipment is recognized on a straight-line basis over the lease term. Interest income from capital leases is recognized using the interest method.

      Product-related expenses and contract loss provisions—Provisions for estimated costs related to product warranties are recorded in cost of sales at the time the related sale is recognized, and are established on an individual basis except for consumer products, which are accrued for on an aggregate basis. The estimates reflect historic trends of warranty costs as well as information regarding product failure experienced during construction, installation or testing of products. In the case of new products, expert opinions and industry data are also taken into consideration in estimating product warranty accruals. Research and development costs are expensed as

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

incurred. Contract loss provisions are established in the period when the current estimate of total contract costs exceeds contract revenue.

      Earnings per share—Basic earnings per share is computed by dividing net income by the weighted average shares outstanding during the year. Diluted earnings per share is calculated by adjusting outstanding shares assuming conversion or exercise of all potentially dilutive securities or stock options. Share and per share data for all periods presented reflect the Company’s 3-for-2 stock split in fiscal 2001 and are based on the new number of shares (except where otherwise stated).

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

      Securitization transactions—When the Company sells trade receivables in securitizations, it retains a deferred payment account and servicing obligations, all of which are retained interests in the securitized receivables. Servicing responsibilities for these transactions remain with the Company, for which it receives an adequate servicing fee. The gain or loss on the sale of receivables is determined based upon the difference between the total proceeds received on the sale and the allocated carrying amount of the sold receivables. The allocated carrying amount is determined based upon the relative fair value of the receivables sold and the retained interest. Fair values are based upon quoted market prices whenever available. As such information is generally not available for retained interests, estimates of fair values are based on the present value of future expected cash flows determined using management’s best estimate of key assumptions including credit risk and discount rates commensurate with the risks involved. In subsequent periods following securitization, retained interests in securitized receivables are carried at fair value. Changes in fair value of retained interests are recognized in earnings. In fiscal 2003, the Company did not enter into securitization transactions.

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

      Goodwill and Other intangible assets—Intangible assets consist of goodwill and patents, software, licenses and similar rights. In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) 141, Business Combinations, and SFAS 142, Goodwill and Other Intangible Assets. Since October 1, 2001, the Company amortizes, consistent with these statements, intangible assets with finite useful lives on a straight-line basis over their respective estimated useful lives to their estimated residual values. Estimated useful lives for software, patents, licenses and other similar rights generally range from three to five years, except for intangible assets with finite useful lives acquired in business combinations. Goodwill and

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

intangible assets other than goodwill which are determined to have indefinite useful lives are not amortized, but instead tested for impairment at least annually. In connection with the adoption of SFAS 142, the Company was required to reassess the lives of its intangible assets and determined that none of its intangible assets have indefinite useful lives. The Company evaluates the recoverability of goodwill using a two-step impairment test approach at the division level. In the first step, the fair value of the division is compared to its carrying amount including goodwill. In the case that the fair value of the division is less than its carrying amount, a second step is performed which compares the fair value of the division’s goodwill to the carrying amount of its goodwill. The fair value of goodwill is determined based upon the difference between the fair value of the division and the net of the fair values of the identifiable assets and liabilities of the division. If the fair value of goodwill is less than the carrying amount, the difference is recorded as an impairment. See Note 14 and 15 for further information.

      Before October 1, 2001, intangible assets other than goodwill were amortized on a straight-line basis over the shorter of their contractual rights or estimated useful lives. Except for goodwill acquired in a business combination for which the acquisition date was after June 30, 2001, goodwill was amortized over its estimated period of benefit on a straight-line basis not exceeding 40 years. The Company evaluated the recoverability of goodwill when events or circumstances warranted revised estimates of useful lives or indicated that an impairment existed, based on projected future cash flows discounted at a risk-adjusted rate. If the carrying amount of the net assets, including goodwill, exceeded the sum of the discounted cash flows, an impairment was recorded. Such impairment charges were recorded in the amount of the excess of the carrying amount of the net tangible and identifiable intangible assets and goodwill over the discounted cash flows of the business evaluated. In the determination of projected future cash flows, the Company considered current and projected levels of profitability, business and technological trends and economic and other developments.

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

      Impairment of long-lived assets—The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by the comparison of the carrying amount of the asset to the undiscounted future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Estimated fair value is generally based on either appraised value or measured by discounted estimated future cash flows (see below Accounting changes for information regarding the adoption of SFAS 144).

      Derivative instruments and hedging activities—In accordance with SFAS 133, Accounting for Derivative Instruments and Hedging Activities, as amended, derivative instruments, such as interest rate swap contracts and foreign-currency exchange contracts, are recognized in the financial statements and measured at fair value regardless of the purpose or intent for holding them. Changes in the fair value of derivative financial instruments are recognized periodically either in income or, in the case of a cash flow hedge, in shareholders’ equity (as a component of other comprehensive income). Certain derivative instruments embedded in host contracts are also

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

accounted for separately as derivatives. See Note 25, Derivative instruments and hedging activities, for a description of the Company’s risk management strategies and the effect these strategies have on the Consolidated Financial Statements.

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

      Asset retirement obligations—On October 1, 2002, Siemens adopted SFAS 143, Accounting for Asset Retirement Obligations, (see Accounting changes below). Legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development or normal use of the asset are recognized at fair value in the period in which the liability is incurred if a reasonable estimate of fair value can be made. Such estimates are generally determined based upon estimated future cash flows discounted using a credit-adjusted risk-free interest rate. The fair value of the liability is added to the carrying amount of the associated asset. The additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement.

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

      Stock-based compensation—Pursuant to SFAS 123, Siemens has elected to apply Accounting Principles Board (APB) Opinion 25, Accounting for Stock Issued to Employees, and related Interpretations in accounting for its stock-based compensation plans (see Note 27). The following table illustrates recorded compensation expense and the effect on net income and earnings per share if the Company had adopted the fair value based accounting method prescribed by SFAS 123:

	Year ended September 30,

	2003	2002	2001

Net income
As reported	2,445	2,597	2,088
Plus: Stock-based employee compensation expense included in reported net income, net of taxes	28	46	19
Less: Stock-based employee compensation expense determined under fair value based accounting method, net of taxes	(147)	(144)	(73)

Pro forma	2,326	2,499	2,034

Basic earnings per share
As reported	2.75	2.92	2.36
Pro forma	2.61	2.81	2.30
Diluted earnings per share
As reported	2.75	2.92	2.36
Pro forma	2.61	2.81	2.30

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

      Accounting changes—On October 1, 2002, Siemens adopted SFAS 143, Accounting for Asset Retirement Obligations, as described above (see Asset retirement obligations). As a result of adopting SFAS 143, income of €59 (€36 net of income taxes) has been recorded as a cumulative effect of a change in accounting principle, primarily in connection with the Company’s remediation and environmental accrual related to the decommissioning of the facilities for the production of uranium and mixed-oxide fuel elements in Hanau, Germany (Hanau facilities) as well as the facilities in Karlstein, Germany (Karlstein facilities). See Note 22 for further information.

      On October 1, 2002, the Company adopted SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which supersedes SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, and the accounting and reporting provisions of APB Opinion 30, Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business. This statement establishes a single accounting model based on SFAS 121 for long-lived assets to be disposed of by sale, including discontinued operations. Major changes include additional criteria for long-lived assets to qualify as “held for sale” and the requirement that long-lived assets to be disposed of other than by sale be classified as held and used until the disposal transaction occurs. SFAS 144 retains the current requirement to separately report discontinued operations but expands that reporting to include a component of an entity (rather than only a segment of a business) that either has been disposed of or is classified as held for sale. SFAS 144 requires long-lived assets to be disposed of by sale to be recorded at the lower of carrying amount or fair value less costs to sell and to cease depreciation. Siemens applied the provisions of SFAS 144 prospectively and the adoption of SFAS 144 did not have a material impact on the Company’s financial statements.

      In July 2002, the FASB issued SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities, which nullifies EITF Issue 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS 146 requires that a liability for costs associated with exit or disposal activities first be recognized when the liability is irrevocably incurred rather than at the date of management’s commitment to an exit or disposal plan. Examples of costs covered by the standard include certain employee severance costs, contract termination costs and costs to consolidate or close facilities or relocate employees. In addition, SFAS 146 stipulates that the liability be measured at fair value and adjusted for changes in estimated cash flows. The provisions of the new standard are effective prospectively for exit or disposal activities initiated after December 31, 2002. Siemens applied the provisions of SFAS 146 prospectively and the adoption of SFAS 146 did not have a material impact on the Company’s financial statements.

      In November 2002, the FASB issued FASB Interpretation (FIN) 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, which addresses the disclosure to be made by a guarantor in its interim and annual financial statements about its obligation under guarantees. FIN 45 also requires the guarantor to recognize a liability for the non-contingent component of the guarantee, that is, the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The Company has adopted the disclosure requirements of FIN 45 (see Note 24 for information about guarantees and for information related to product warranties, see above Product-related expenses and contract loss provisions and Note 18) and has applied the recognition and measurement provisions for all guarantees entered into or modified after December 31, 2002.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

      In November 2002, the EITF reached a final consensus on EITF Issue 00-21, Revenue Arrangements with Multiple Deliverables. This Issue addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities, specifically how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. The Issue also addresses how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. This issue is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF Issue 00-21 did not have a material impact on the Company’s financial statements.

      In January 2003, the FASB issued FIN 46, Consolidation of Variable Interest Entities, which interprets Accounting Research Bulletin (ARB) 51, Consolidated Financial Statements. FIN 46 clarifies the application of ARB 51 with respect to the consolidation of certain entities (variable interest entities—“VIE’s”) to which the usual condition for consolidation described in ARB 51 does not apply because the controlling financial interest in VIE’s may be achieved through arrangements that do not involve voting interests. In addition, FIN 46 requires the primary beneficiary of VIE’s and the holder of a significant variable interest in VIE’s to disclose certain information relating to their involvement with the VIE’s. The provisions of FIN 46 apply immediately to VIE’s created after January 31, 2003, and to VIE’s in which an enterprise obtains an interest after that date. On October 9, 2003, the FASB issued FASB Staff Position (FSP) FIN 46-6, Effective Date of FASB’s Interpretation No. 46, Consolidation of Variable Interest Entities, which defers the effective date for initial application of FIN 46 for VIE’s created before February 1, 2003 to December 31, 2003. Following FSP FIN 46-6, the Company decided to adopt FIN 46 as of December 31, 2003 for those VIE’s created before February 1, 2003. The Company holds variable interests in various VIE’s which are not significant either individually or in the aggregate. The impact of consolidating certain of these VIE’s on the Company’s financial statements will not be material.

3.   Acquisitions and dispositions

Acquisitions

      During the years ended September 30, 2003, 2002 and 2001, the Company completed a number of acquisitions. These acquisitions have been accounted for under the purchase method and have been included in the Company’s Consolidated Financial Statements since the date of acquisitions.

      In November 2000, Medical Solutions (Med) acquired Acuson Corporation. The aggregate purchase price was approximately €780. In connection with this acquisition, approximately €345 was capitalized as goodwill and, until September 30, 2001, was being amortized on a straight-line basis over 20 years. Approximately €47 of IPR&D was charged to expense as research and development cost.

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

      In April 2001, Siemens completed the acquisition of a controlling interest of 50% plus two shares in Atecs Mannesmann AG (Atecs), an automotive and automation technology company. In accordance with the purchase agreement, prior to closing, Siemens paid €3.1 billion to Mannesmann AG. As of the date of closing, Siemens made a capital contribution to Atecs. Siemens was granted an option to acquire Mannesmann AG’s remaining interest in Atecs, either at the option of Mannesmann during the period from the date of closing through September 30, 2002, or at the option of Siemens during the period from April 1, 2002 through December 31, 2003. The Company has accounted for the Atecs transaction as the purchase of a 100% interest using the

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

purchase method of accounting. The purchase price for 100% of Atecs of €9.6 billion, including the assumption of €2.8 billion of financial debt and pension liabilities, was allocated to the assets acquired and liabilities assumed based on estimated fair values. In connection with the acquisition, €62 of IPR&D was charged to expense. The excess of €1.9 billion in the purchase price over the fair value of the net identifiable assets acquired and IPR&D has been recorded as goodwill and, until September 30, 2001, was being amortized on a straight-line basis over 40 years.

      In connection with the Atecs transaction, Siemens entered into a put option contract giving Siemens the right to sell Rexroth AG (Rexroth), a wholly owned subsidiary of Atecs, to Robert Bosch GmbH (Bosch) for an adjusted equity value of €2.7 billion. The put option was exercisable from January 2002 through December 31, 2002 (see below under—Dispositions).

      In January 2002, the Company completed its acquisition of Atecs through Vodafone AG’s exercise of its option to sell its 50% minus two shares stake in Atecs to Siemens for cash consideration of approximately €3.7 billion. The purchase price was paid on March 1, 2002.

      In July 2003, Siemens completed the acquisition of the industrial turbine business of Alstom S.A., Paris (Alstom), which was structured in two transactions. In the first transaction in April 2003, Power Generation (PG) acquired the small gas turbine business of Alstom. In the second transaction in July 2003, PG acquired the medium-sized gas and steam turbine businesses of Alstom. Both transactions resulted in an aggregate net purchase price of €929, net of cash acquired. The Company has not finalized the purchase price allocation for these acquisitions. Based on the preliminary purchase price allocation, approximately €195 was allocated to intellectual property rights, €129 to customer relationships and €393 to goodwill.

      The Company made certain other acquisitions during the years ended September 30, 2003, 2002 and 2001, accounted for by the purchase method of accounting, which did not have a significant effect on the Consolidated Financial Statements.

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

      On November 20, 2001, the Company sold Mannesmann Sachs AG to ZF Friedrichshafen AG. The disposition resulted in net proceeds of €716. This business had been accounted for as an asset held-for-sale and no gain or loss was recorded in connection with the disposition.

      On December 5, 2001, Siemens entered into a transaction as described below under—Deconsolidation of Infineon, the effect of which is that it no longer has majority voting interest in Infineon and from such date no longer included the assets and liabilities and results of operations of Infineon in its Consolidated Financial Statements but instead accounts for its interest in Infineon using the equity method.

      In January 2002, Siemens exercised its option to sell its remaining interest in Rexroth, a wholly-owned subsidiary of Atecs classified as held-for-sale, to Bosch for an adjusted equity value of €2.7 billion less proceeds from businesses already sold to Bosch. This business had been accounted for as an asset held-for-sale and no gain or loss was recorded in connection with the disposition.

      On July 1, 2002, Siemens completed the sale of Unisphere Networks, Inc. to Juniper Networks, Inc. (Juniper) in exchange for €376 cash and 35.8 million shares of Juniper stock. At closing, the value of the Juniper

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

shares received was €208. The sale transaction resulted in a pretax gain of €421. Included in the gain calculation is €179, representing the carrying amount of Unisphere’s goodwill (see Note 14). As a result of the transaction Siemens received 9.7% of Juniper common shares. The Juniper shares held by Siemens are subject to certain restriction provisions. Accordingly, Siemens may only sell 3 million of Juniper common shares during each of the first three quarters beginning 3 months subsequent to closing and afterwards 6 million of Juniper common shares each quarter thereafter (see Note 13 for further information regarding the Company’s investment in Juniper shares).

      In September 2002, Siemens completed the sale of several business activities to Kohlberg Kravis Roberts & Co. L.P. (KKR). KKR took over units that had belonged to the former Atecs Mannesmann Group: Mannesmann Plastics Machinery, the gas spring producer Stabilus, Demag Cranes & Components and the harbor crane unit Gottwald. As part of the package, Siemens also sold the metering business of its Power Transmission and Distribution Group, the Ceramics division of its Power Generation Group, and Network Systems, a regional service business belonging to its Information and Communication Networks Group. The business activities were placed in a holding company, called Demag Holding s.a.r.l (Luxembourg). The gross purchase price totaled €1.69 billion. KKR holds an 81% and Siemens a 19% stake in the holding company. In addition to this 19% equity stake in the holding company Siemens received a vendor note of €215 and another note receivable of €38. The purchaser assumed net debt of €372, and Siemens received net cash proceeds of approximately €1.0 billion. The transaction resulted in a pretax gain of €21. Siemens will use cost accounting for its 19% interest in Demag Holding. The governing structure of Demag Holding provides for KKR to have absolute control over virtually all operating, financial, and other management decisions, while Siemens ownership is proportionate to the investment and only passive in nature.

      In June 2003, Med contributed its Patient Care System and Electro Cardiography System businesses into a joint venture with Drägerwerk AG in exchange for a 35 percent interest in the joint venture Dräger Medical AG & Co. KGaA (Dräger Medical), headquartered in Luebeck, Germany. In connection with the contribution, Siemens realized a pretax gain of €63. The contribution agreement obligates Siemens to contribute to Dräger Medical the net proceeds from the sale of its Life Support Systems business. By consenting to this sale, Siemens and Drägerwerk AG received approval for the joint venture transaction by antitrust authorities. In August 2003, Siemens signed a contract toward the sale of its Life Support Systems business to Getinge AB, Sweden. The transaction closed in October 2003. Siemens’ investment in Draeger Medical is accounted for using the equity method.

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

      On December 5, 2001, the Company transferred 200 million Infineon shares or approximately 28.9% of Infineon’s share capital to an irrevocable, non-voting trust under a trust agreement. The trustee is not related to the Company or any of its affiliates. Under the terms of the trust agreement, the trustee has legal title to the shares held in trust and the Company has irrevocably relinquished all voting rights in the shares. However, the trustee is not permitted to vote any Infineon shares it holds in trust under the agreement. The Company continues to be entitled to all the benefits of economic ownership of the shares held in trust, including the right to receive cash dividends and other cash distributions, which the trustee has agreed to pay to the Company promptly upon receipt. The trustee is not entitled to sell or encumber the shares held in trust except at the Company’s direction, but the Company has agreed not to direct the sale of any such shares to itself, any affiliate, any vehicle established by the Company or any of its affiliates, or to Infineon. The trustee has agreed to pay to the Company any proceeds resulting from a permitted sale. Under the arrangement, the trustee holds the shares in trust for the benefit of the beneficiaries under the trust agreement, which include the Company as trustor and third party shareholders of Infineon. The trust agreement will terminate only when the Company and its affiliates, on a consolidated basis, have held, directly or indirectly, less than 50% of the voting share capital of Infineon, including the shares held in trust by the trustee, for a period of two consecutive years. We have notified the trustee that the trust will terminate in accordance with the terms of the trust agreement on November 28, 2004. Upon termination, any shares held by the trustee would revert to the Company and the Company would be again entitled to vote these shares. Certain provisions of the trust agreement, including those relating to voting and transfer of the shares held in trust, may not be amended without the approval of Infineon’s shareholders.

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

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

      As the Company no longer has a majority voting interest in Infineon, it has from December 5, 2001 no longer included the assets and liabilities and results of operations of Infineon in its Consolidated Financial Statements and instead accounts for its ownership interest in Infineon using the equity method. Under the equity method of accounting, the Company’s net investment in Infineon is included within Long-term investments in the Consolidated Balance Sheets, and its share of the net income or losses of Infineon is included as part of Income (loss) from investments in other companies, net in the Consolidated Statements of Income. The following summary financial information presents the consolidated results of operations for the year ended September 30, 2001 of the Company as if its investment in Infineon had been accounted for under the equity method of accounting.

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

      After the deconsolidation, in January 2002, the Company sold an additional 40 million shares of Infineon in open market transactions resulting in net proceeds of €966. As a result of these sales, Siemens realized a tax-free gain of €604 and its ownership interest in Infineon decreased to approximately 39.7% (see Note 13).

      Siemens’ net income for the fiscal years ended September 30, 2003, 2002 and 2001, includes the Company’s share of the loss of Infineon of €(170), €(453) and €(263), respectively.

4.   Other operating income (expense), net

	Year ended September 30,

	2003	2002	2001

Gains on sales and disposals of businesses, net	101	1,455	4,278
Gains on sales of property, plant and equipment, net	131	155	151
Impairment and amortization of goodwill	—	(378)	(1,489)
Other	410	89	(178)

	642	1,321	2,762

      For a description of significant items included in Gains on sales and disposals of businesses, net, see Note 3.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

      As described in Note 2, the Company ceased to amortize goodwill at the beginning of fiscal 2002 due to the adoption of SFAS 142. Impairment and amortization of goodwill in fiscal 2002 relates to the Access Solutions division of ICN. In fiscal 2001, included in this line item are impairments relating to Efficient Networks Inc. and Milltronics Ltd. (see Note 14).

      The line item Other includes net gains recognized in connection with the cancellation of orders at PG amounting to € 359 for the fiscal year ended September 30, 2003.

5.   Income (loss) from investments in other companies, net

	Year ended September 30,

	2003	2002	2001

Income from investments	42	61	166
Share in earnings (losses) from equity investees, net	236	(158)	213
Gains on sales of investments	21	209	138
Losses on sales of investments	(23)	(32)	(279)
Write-downs on investments	(159)	(193)	(231)
Other	25	(1)	42

	142	(114)	49

      Share in earnings (losses) from equity investees, net for fiscal 2003 includes negative €170, representing Siemens’ share in the net loss of Infineon. For fiscal 2002, the equity share of Infineon’s net loss following the deconsolidation of Infineon in December 2001 was a negative €338. The Company’s total share of losses in Infineon amounted to €453 and €263 for fiscal 2002 and 2001. Gains on sales of investments for fiscal 2002 includes the gains on the sale of two centrally held investments totaling €133. Included in Losses on sales of investments for the year ended September 30, 2001 is a €209 loss on the sale of an investment in a domestic equity and debt security fund.

6.   Income from financial assets and marketable securities, net

	Year ended September 30,

	2003	2002	2001

Gains (losses) on sales of available-for-sale securities, net	(6)	20	426
Other financial gains (losses), net	67	(2)	(253)

	61	18	173

      In fiscal 2003, 2002 and 2001, included in Other financial gains (losses), net are impairments of certain marketable securities totaling €17, €24 and €217, respectively, where the decline in value was determined to be other than temporary.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

7.   Interest income, net

	Year ended September 30,

	2003	2002	2001

Interest income (expense) of Operations, net	31	94	(32)
Other interest (expense) income, net	214	224	43

Total interest income, net	245	318	11

Thereof: Interest and similar income	789	1,061	964
Thereof: Interest and similar expense	(544)	(743)	(953)

      Interest income (expense) of Operations, net includes interest income and expense related to receivables from customers and payables to suppliers, interest on advances from customers and advanced financing of customer contracts. Other interest (expense) income, net includes all other interest amounts primarily consisting of interest relating to debt and related hedging activities as well as interest income on corporate assets.

8.   Income taxes

      Income (loss) before income taxes is attributable to the following geographic regions:

	Year ended September 30,

	2003	2002	2001

Germany	477	(1,033)	1,446
Foreign	2,895	4,508	1,232

	3,372	3,475	2,678

      Income tax expense (benefit) consists of the following:

	Year ended September 30,

	2003	2002	2001

Current:
German corporation and trade taxes	149	105	228
Foreign income taxes	457	935	517

	606	1,040	745

Deferred:
Germany	16	(454)	(131)
Foreign	245	263	167

	261	(191)	36

Income tax expense, net	867	849	781

      For the fiscal year ended September 30, 2003, the Company is subject to German federal corporation income tax at a base rate of 26.5% plus a solidarity surcharge of 5.5% on federal corporation taxes payable. As a result, the statutory rate for the year ended September 30, 2003 consists of the federal corporate tax rate, including solidarity surcharge, of 28% and trade tax net of federal benefit of 13% for a combined rate of 41%.

      For the fiscal year ended September 30, 2002, the Company was subject to German federal corporation tax at a base rate of 25% plus solidarity surcharge of 5.5% on federal corporation taxes payable. As a result, the statutory rate for the year ended September 30, 2002 consists of the federal corporate tax rate, including solidarity surcharge, of 26.4% and trade tax net of federal benefit of 12.6%, for a combined rate of 39%.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

      In preceding years, German tax law applied a split rate imputation credit system to the income taxation of corporations and their shareholders. In accordance with the law in effect for fiscal 2001, retained corporation income was initially subject to a federal corporation tax rate of 40%, plus a solidarity surcharge of 5.5% on federal taxes payable. The statutory rate for the year ended September 30, 2001, consisted of a federal corporate rate, including solidarity surcharge of 42.2% and trade tax net of federal benefit of 9.8%, for a combined rate of 52%. Upon distribution of retained earnings to shareholders, the corporation income tax rate on such distributed earnings was adjusted to 30%, plus solidarity surcharge of 5.5% for a total of 31.65%. This reduction was effected by means of a refund for taxes previously paid, and was referred to as the dividend tax credit.

      In October 2000, the German government enacted new tax legislation which, among other changes, reduced the Company’s statutory tax rate in Germany from 40% on retained earnings and 30% on distributed earnings to a uniform 25% effective for the Company’s year ending September 30, 2002, as referred to above. Another significant tax law change, which became effective on October 1, 2002, was the exemption from taxation of certain gains and losses on the sale of shares of affiliated and unaffiliated companies. In September 2002, the German government enacted the Flood Victim Solidarity Law. Under this legislation, for the Company’s fiscal year ending September 30, 2003 only, the base rate of German federal corporation taxation is increased from 25% to 26.5%. Included in the 2002 financial statements is a deferred tax benefit of €7 reflecting the net tax impact of items which are expected to reverse in fiscal year 2003 at a differentiated rate for 2003.

      Income tax expense differs from the amounts computed by applying the German federal corporation income tax rate, including the solidarity surcharge, plus the after-federal tax benefit rate for trade taxes on income (41%, 39% and 52% for September 2003, 2002 and 2001, respectively) as follows:

	Year ended September 30,

	2003	2002	2001

Expected income tax expense	1,383	1,355	1,393
Increase (decrease) in income taxes resulting from:
Non-deductible losses and expenses	88	164	144
Goodwill and acquired in-process research and development	26	162	853
Tax-free income	(158)	(18)	(43)
Change in tax base of investments	148	—	—
Gains from sales of business interests	(66)	(586)	(859)
Effect of change in German tax rates	—	(7)	145
Foreign tax rate differential	(419)	(171)	(768)
Tax effect of equity method investments	(153)	(72)	(111)
Other	18	22	27

Actual income tax expense	867	849	781

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

      Deferred income tax assets and liabilities on a gross basis are summarized as follows:

	September 30,

	2003	2002

Current assets:
Inventories	505	227
Receivables	256	623
Accrued liabilities	682	899
Liabilities	324	218
Tax loss and credit carryforward	615	632
Other	406	533

Total current deferred tax assets, before valuation allowances	2,788	3,132
Valuation allowances	(82)	(158)

Current deferred tax assets	2,706	2,974

Current liabilities:
Inventories	1,482	1,343
Receivables	281	102
Accrued liabilities	423	403
Liabilities	156	392
Other	171	183

Current deferred tax liabilities	2,513	2,423

Current deferred tax assets, net	193	551

Non-current assets:
Intangibles	269	40
Property, plant and equipment	140	232
Retirement plans	1,993	1,511
Accrued liabilities	576	671
Liabilities	363	262
Tax loss and credit carryforward	1,605	1,563
Other	881	972

Total non-current deferred tax assets, before valuation allowances	5,827	5,251
Valuation allowances	(559)	(389)

Non-current deferred tax assets	5,268	4,862

Non-current liabilities:
Intangibles	252	364
Property, plant and equipment	572	380
Accrued liabilities	259	305
Liabilities	21	273
Other	339	49

Non-current deferred tax liabilities	1,443	1,371

Non-current deferred tax assets, net	3,825	3,491

Total deferred tax assets, net	4,018	4,042

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

      As of September 30, 2003 the Company had approximately €5,132 of gross tax loss carryforwards. Of the total, €4,210 tax loss carryforwards have unlimited carryforward periods and €922 expire over the periods to 2021.

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

      The Company provides for income taxes or foreign withholding taxes on the cumulative earnings of foreign subsidiaries when it is determined that such earnings either will be subject to taxes or are intended to be repatriated. During the years ended September 30, 2003 and 2002, the Company provided for €44 and €17, respectively, of deferred tax liabilities associated with declared, but unpaid, foreign dividends. Income taxes on cumulative earnings of €5,397 of foreign subsidiaries have not been provided for because such earnings will either not be subject to any such taxes or are intended to be indefinitely reinvested in those operations. It is not practicable to estimate the amount of the unrecognized deferred tax liabilities for these undistributed foreign earnings.

      Including the items charged or credited directly to related components of accumulated other comprehensive loss and the benefit from changes in accounting principles, the provision (benefit) for income taxes consists of the following:

	Year ended September 30,

	2003	2002	2001

Provision for income taxes	867	849	781
Cumulative effect of change in accounting principle	23	—	—
Shareholders’ equity for other comprehensive income	(394)	(1,008)	(3,326)

	496	(159)	(2,545)

9.   Marketable securities

      As of September 30, 2003 and 2002, the Company’s portfolio of marketable securities consisted solely of securities classified as available-for-sale.

      The following tables summarize the current portion of the Company’s investment in available-for-sale securities (for information regarding the non-current available-for-sale securities, see Note 13):

	September 30, 2003

			Unrealized

	Cost	Fair value	Gain	Loss

Equity securities	118	194	78	2
Debt securities	424	436	12	—
Fund securities	20	20	1	1

	562	650	91	3

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

      The estimated fair values of investments in debt securities by contractual maturity were as follows:

September 30,
2003

Due within one year	27
Due after one year through five years	292
Thereafter	117

      Actual maturities may differ from contractual maturities because borrowers have the right to call or prepay certain obligations.

      Proceeds from sales of available-for-sale securities for the years ended September 30, 2003, 2002 and 2001 were €61, €398 and €1,143, respectively. Gross realized gains on sales of available-for-sale securities for the years ended September 30, 2003, 2002 and 2001 were €8, €29 and €426, respectively. Gross realized losses on sales of available-for-sale securities for the years ended September 30, 2003, 2002 and 2001 were €14, €9 and €— respectively.

10. Accounts receivable, net

	September 30,

	2003	2002

Trade receivables from the sale of goods and services, net	13,094	13,882
Receivables from sales and finance leases, net	1,289	1,146
Receivables from associated and related companies, net	128	202

	14,511	15,230

      Related companies are those in which Siemens has an ownership interest of less than 20% and no significant influence over their operating and financial policies.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

      The valuation allowance for accounts receivable developed as follows:

	Year ended September 30,

	2003	2002	2001

Valuation allowance as of beginning of fiscal year	1,585	1,785	1,610
Increase (decrease) in valuation allowances recorded in the income statement in the current period	(50)	215	505
Write-offs charged against the allowance	(383)	(385)	(383)
Recoveries of amounts previously written-off	23	37	45
Foreign exchange translation adjustment	(53)	(67)	8

Valuation allowance at fiscal year-end	1,122	1,585	1,785

      Receivables from sales and finance leases

September 30,
2003

2004	1,424
2005	998
2006	670
2007	410
2008	229
Thereafter	195

Minimum future lease payments	3,926
Less: Unearned income	(517)
Less: Allowance for doubtful accounts	(126)
Plus: Unguaranteed residual values	162

Net investment in lease receivables	3,445
Less: Long-term portion	(2,156)

Receivables from sales and finance leases, current	1,289

      Investments in direct financing and sales-type leases primarily relates to equipment for information and communication products, data processing and medical engineering equipment. Investments in direct financing leases also include leases of industrial and consumer products of third party manufacturers. Actual cash flows will vary from contractual maturities due to future sales of finance receivables, prepayments and write-offs.

Securitization of trade receivables

      During fiscal 2002 and 2001, the Company sold a total of €4,553 and €1,848, respectively, in short-term trade receivable securitizations and retained interests in all trade receivables sold through the SieFunds structure, which are subordinated to the interests of the investors. The value of retained interests was subject to credit, prepayment, and interest rate risks of the trade receivables sold. As of September 30, 2002 and 2001, the fair value of retained interests in trade receivables sold amounted to €50 and €65, respectively, based on the following key assumptions used: average days outstanding of 37 and 64, discount rates of 3.0% and 4.0% per annum and credit risks of 0.5% and 0.7% per annum. At the time securitizations were completed, those key assumptions were assessed at: average days outstanding of 43 and 61, discount rates of 3.0% and 4.6% per annum and credit risks of 0.4% and 0.6% per annum, for the fiscal years 2002 and 2001. In addition, the Company has provided letters of credit to cover up to an additional 17% of credit losses on receivables originated by the Company. As of September 30, 2002 and 2001, the letters of credit covered €40 and €127, respectively, of receivables originated

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

by the Company. There were no further recourses to the Company’s other assets and liabilities for failure of debtors to pay when due.

      In fiscal years 2002 and 2001, the Company recognized pretax losses on securitization transactions of €22 and €13, respectively. Cash received from securitization trusts totaled approximately €4,156 and €1,673, in fiscal years 2002 and 2001. Cash flows resulting from retained interests amounted to €365 and €95, in fiscal periods ended September 30, 2002 and 2001.

11. Inventories, net

	September 30,

	2003	2002

Raw materials and supplies	2,118	2,430
Work in process	2,066	1,674
Costs and earnings in excess of billings on uncompleted contracts	5,787	5,572
Finished goods and products held for resale	2,770	3,385
Advances to suppliers	795	544

	13,536	13,605
Advance payments received	(3,170)	(2,933)

	10,366	10,672

12. Other current assets

	September 30,

	2003	2002

Taxes receivable	1,100	1,320
Loans receivable	707	905
Other receivables from associated and related companies	337	466
Other	2,606	2,662

	4,750	5,353

13. Long-term investments

	September 30,

	2003	2002

Investment in associated companies	4,834	4,120
Miscellaneous investments	1,158	972

	5,992	5,092

      Investments in associated companies generally represent non-controlling interests in entities of 20% to 50% accounted for using the equity method of accounting. During fiscal 2003, Investments in associated companies increased mainly due to the Company’s investment in various equity and debt security funds. As of September 30, 2003 and 2002, this line item included €2,249 and €2,441, respectively, related to the Company’s equity investment in Infineon. The market value of the Company’s investment in Infineon (based upon the Infineon share price) at the end of September 30, 2003 and 2002, was €3,212 and €1,606, respectively. Until December 2001, Infineon was included in the Consolidated Financial Statements of Siemens AG. The Company entered into transactions as described in Note 3 under Deconsolidation of Infineon, the effect of which is that

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

Siemens no longer has majority voting interest and therefore, as of December 5, 2001, the assets and liabilities and results of operations of Infineon are no longer included in its Consolidated Financial Statements but the Company instead accounts for its interest in Infineon using the equity method. In January 2002, the Company sold an additional 40 million shares in open market transactions. As a result of these series of transactions and additional dilution resulting from acquisitions made by Infineon using its shares, Siemens ownership interest and voting interest in Infineon was 39.7% and 33.3%, respectively, as of September 30, 2002. As a result of the Siemens German Pension Trust’s sale of its remaining Infineon shares during the first half of fiscal 2003, Siemens voting interest in Infineon decreased to 16.6% as of September 30, 2003 (see table below).

	September 30,

	2003			2002

			shares in			shares in
			thousands			thousands

Siemens’ ownership interest	39.7%		286,292	39.7%		286,292
Less: Non-voting trust’s interest			200,000			200,000

Siemens’ voting interest	16.6	%*	86,292	16.6	%*	86,292
Siemens German Pension Trust’s voting interest	—		—	16.7	%*	87,053

Siemens’ total voting interest	16.6	%*	86,292	33.3	%*	173,345

*	Based upon total Infineon shares outstanding at September 30, 2003 and 2002, respectively, less 200 million shares contributed to the non-voting trust (see Note 3). As of September 30, 2003 and 2002, Siemens’ total voting interest is 12.0% and 24.0%, respectively, based on the total shares outstanding.

     Summarized financial information for Infineon is provided by the table below:

	September 30,

	2003	2002

Current assets	5,306	4,191
Non-current assets	5,499	6,727
Total assets	10,805	10,918
Current liabilities	2,134	2,383
Non-current liabilities	3,005	2,377
Shareholders’ equity	5,666	6,158

	Year ended
	September 30,

	2003	2002

Net sales	6,152	4,890
Gross profit on sales	1,538	601
Loss before income taxes	(351)	(1,160)
Net loss	(435)	(1,021)

      Miscellaneous investments generally include interests in other companies for which there is no readily determinable market value and which are recorded at the lower of cost or net realizable value. As of September 30, 2003, in this line item Siemens reported €308 of the fair value related to its investment in Juniper representing the Company’s total non-current portion of available-for-sale securities (cost amounted to €104 and unrealized gains to €204).

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

14. Goodwill

      The table below presents the carrying amount of goodwill by Group:

		Translation
		adjustment
	10/1/02	and other	Acquisitions	Dispositions	9/30/03

Operations
Information and Communication Networks (ICN)	265	(2)	4	18	249
Information and Communication Mobile (ICM)	93	—	3	—	96
Siemens Business Services (SBS)	230	(23)	74	—	281
Automation and Drives (A&D)	281	(1)	49	1	328
Industrial Solutions and Services (I&S)	92	(26)	1	—	67
Siemens Dematic (SD)	581	(2)	—	15	564
Siemens Building Technologies (SBT)	442	(13)	1	1	429
Power Generation (PG)	598	(64)	409	—	943
Power Transmission and Distribution (PTD)	148	(10)	3	—	141
Transportation Systems (TS)	115	—	—	—	115
Siemens VDO Automotive (SV)	1,528	(1)	2	5	1,524
Medical Solutions (Med)	1,898	(284)	19	31	1,602
Osram	98	(16)	—	—	82
Financing and Real Estate
Siemens Financial Services (SFS)	90	(10)	—	—	80
Siemens Real Estate (SRE)	—	—	—	—	—

Siemens worldwide	6,459	(452)	565	71	6,501

      In fiscal 2002, as a result of the adoption of SFAS 142, €348 of net intangibles relating to customer base (€287 at PG and €61 at Med) were reclassified from Other intangible assets, net to Goodwill. In addition, Goodwill increased by €306 resulting from minor acquisitions and purchase price allocation adjustments totaling €228 at ICN, SD, PG, SV and Med primarily related to Atecs and Acuson. Retirements totaled €492 mainly as a consequence of the deconsolidation of Infineon and the Company’s sale of Unisphere Networks at ICN (see Note 3). In connection with its annual goodwill impairment tests required by SFAS 142, the Company determined that the goodwill at its Access Solutions division of ICN, mainly originating from the acquisition of Efficient, was impaired. As a result of significant declines in demand in the telecommunications equipment market, management recorded a goodwill impairment charge of €378 in the fourth quarter of 2002. Fair value was determined using a traditional discounted cash flows approach.

      During the fourth quarter of fiscal 2001, the Company recorded impairments of goodwill for businesses acquired by ICN and A&D amounting to €746 and €181, respectively. At ICN, the Company determined that due to the rapid and significant deterioration in the market for customer-premises equipment for high-speed digital subscriber lines (xDSL) for broadband access in the U.S., the future cash flows from Efficient will be materially lower than anticipated. Also, at A&D, as a result of operational issues relating primarily to the acquired business of Milltronics, the Company determined that the future cash flows from these businesses will be lower than previously anticipated.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

      The following table presents adjusted net income and earnings per share excluding goodwill amortization expense (net of tax):

	Year ended September 30,

	2003	2002	2001

Net income
Reported net income	2,445	2,597	2,088
Goodwill amortization	—	—	562

Adjusted net income	2,445	2,597	2,650
Basic earnings per share
Reported basic earnings per share	2.75	2.92	2.36
Goodwill amortization	—	—	0.63

Adjusted earnings per share	2.75	2.92	2.99
Diluted earnings per share
Reported diluted earnings per share	2.75	2.92	2.36
Goodwill amortization	—	—	0.63

Adjusted earnings per share	2.75	2.92	2.99

15. Other intangible assets, net

							Net		Net
							book		book
							value	Accumulated	value	Amortization
		Translation				Accumulated	as of	amortization	as of	during fiscal
	10/1/02	adjustment	Additions	Retirements	9/30/03	amortization	9/30/03	10/1/02	10/1/02	year 2003

Software	1,453	(104)	444	134	1,659	664	995	444	1,009	354
Patents, licenses and similar rights	2,485	(160)	441	243	2,523	1,160	1,363	1,110	1,375	334

Other intangible assets	3,938	(264)	885	377	4,182	1,824	2,358	1,554	2,384	688

      Amortization expense for the years ended September 30, 2002 and 2001 was €618 and €660, respectively.

      The estimated amortization expense of Other intangible assets for the next five fiscal years is as follows:

Fiscal year

2004	573
2005	419
2006	270
2007	219
2008	165

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

16. Property, plant and equipment, net

								Net		Net
								book		book
								value	Accumulated	value	Depreciation
		Translation		Reclassi-			Accumulated	as of	depreciation	as of	during fiscal
	10/1/02	adjustment	Additions	fications	Retirements	9/30/03	depreciation	9/30/03	10/1/02	10/1/02	year

Land and buildings	9,476	(305)	888	177	820	9,416	4,586	4,830	4,522	4,954	300
Technical machinery and equipment	8,578	(410)	786	231	736	8,449	5,930	2,519	6,061	2,517	612
Furniture and office equipment	10,294	(364)	1,045	139	1,492	9,622	7,544	2,078	7,762	2,532	1,323
Equipment leased to others	1,701	(95)	226	(5)	174	1,653	945	708	862	839	250
Advances to suppliers and construction in progress	912	(42)	438	(542)	143	623	2	621	12	900	—

Property, plant and equipment	30,961	(1,216)	3,383	—	3,365	29,763	19,007	10,756	19,219	11,742	2,485

17. Other assets

	September 30,

	2003	2002

Long-term portion of receivables from sales and finance leases (see Note 10)	2,156	2,320
Prepaid pension assets	52	197
Long-term loans receivable	531	557
Other	1,411	1,440

	4,150	4,514

18. Accrued liabilities

	September 30,

	2003	2002

Employee related costs	2,366	2,637
Income and other taxes	1,234	1,574
Product warranties	1,830	1,634
Accrued losses on uncompleted contracts	987	864
Other	2,467	2,899

	8,884	9,608

      Employee related costs primarily include accruals for vacation pay, bonuses, accrued overtime and service anniversary awards and the current portion of accruals for pension plans and similar commitments, as well as provisions for severance payments.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

      The current and non-current accruals for product warranties developed as follows:

Year ended
September 30,
2003

Accrual as of beginning of period	2,094
Amount charged to expense in current period (additions)	1,159
Reduction due to payments in cash or in kind (usage)	(605)
Foreign exchange translation adjustment	(77)
Other changes related to existing warranties	(218)

Accrual as of end of period	2,353

19. Other current liabilities

	September 30,

	2003	2002

Billings in excess of costs and estimated earnings on uncompleted contracts and related advances	4,755	6,054
Payroll and social security taxes	2,493	2,305
Sales and other taxes	944	941
Bonus obligations	1,099	1,073
Liabilities to associated and related companies	428	372
Deferred income	633	786
Accrued interest	140	151
Other liabilities	1,633	2,009

	12,125	13,691

20. Debt

	September 30,

	2003	2002

Short-term
Notes and bonds	436	322
Loans from banks	777	1,461
Other financial indebtedness	494	280
Obligations under capital leases	38	40

Short-term debt and current maturities of long-term debt	1,745	2,103
Long-term
Notes and bonds (maturing 2004-2011)	9,997	9,315
Loans from banks (maturing 2004-2011)	287	152
Other financial indebtedness (maturing 2004-2015)	904	527
Obligations under capital leases	245	249

Long-term debt	11,433	10,243

	13,178	12,346

      As of September 30, 2003, weighted average interest rates for loans from banks, other financial indebtedness and obligations under capital leases were 4.5% (2002: 4.3%), 2.9% (2002: 3.4%) and 6.3% (2002: 6.9%),

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

respectively. In some countries, the Company has pledged securities and executed promissory notes to secure borrowings in conformity with local practice.

      The Company has agreements with financial institutions under which it may issue up to €3 billion of commercial paper and U.S.$3.0 billion (€2.6 billion) of commercial paper. As of September 30, 2003 and 2002, outstanding commercial paper totaled €385 (interest rates from 1.0% to 1.04%) and €94 (interest rates from 1.67% to 1.72%), respectively.

      The Company also has agreements with financial institutions under which it may issue up to €5.0 billion in medium-term notes. As of September 30, 2003 and 2002, approximately €1.4 billion and €1.6 billion, respectively, was outstanding under this program.

      The Company maintains three global backstop facilities of U.S.$3.0 billion (€2.6 billion), €0.75 billion and €0.4 billion. As of September 30, 2003, the full amounts of these lines of credit remain unused. Commitment fees for the years ended September 30, 2003, 2002 and 2001 totaled approximately €3, €3 and €2, respectively. Under the terms of the agreements, credit may be used for general business purposes. Borrowings under these credit facilities would bear interest of 0.225% (for the U.S.$3.0 billion and the €0.75 billion facility) above either EURIBOR (Euro Interbank Offered Rate) in case of a drawdown in euros, or LIBOR (London Interbank Offered Rate) in case of a drawdown in one of the other currencies agreed on. Borrowings under the €0.4 billion facility would bear interest of 0.28% above EURIBOR.

      Other financial indebtedness includes €603 and €222, as of September 30, 2003 and 2002, respectively, for Siemens’ continuing involvement in certain real estate assets sold or transferred in which Siemens has retained significant risks and rewards of ownership, mainly through assumption of construction risks and obligations or through circumstances in which Siemens participates directly or indirectly in the change in market value of the property. Therefore, these transactions have been accounted for as financing obligations. The real estate properties are carried on the Company’s Consolidated Balance Sheets and no sale and profit has been recognized.

      As of September 30, 2003, the minimum lease payments under capital leases for the next five years and thereafter are as follows:

Fiscal year

2004	48
2005	38
2006	39
2007	39
2008	35
Thereafter	124

Minimum lease payment obligation	323
Less: unamortized interest expense	(40)

Obligations under capital leases	283
Less: current portion	(38)

245

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

      As of September 30, 2003, the aggregate amounts of indebtedness maturing during the next five years and thereafter are as follows (excluding capital leases which are disclosed separately):

Fiscal year

2004	1,707
2005	1,222
2006	2,269
2007	1,494
2008	998
Thereafter	5,205

12,895

      Details of the Company’s medium-term notes and bonds are as follows:

	September 30, 2003			September 30, 2002

	Currency			Currency

	(notional amount)		€*	(notional amount)		€*

3.25% 1997/2002 Swiss franc notes				CHF	350	240
2.75% 1993/2003 Swiss franc bonds				CHF	100	68
7.5% 1998/2003 Greek drachma € notes				GRD	5,000	14
1.11% 2002/2003 U.S.$ LIBOR linked notes	USD	200	171
1.22% 2002/2003 U.S.$ LIBOR linked notes	USD	50	43	USD	50	51
1.15% 2002/2004 U.S.$ LIBOR linked bonds	USD	125	107	USD	125	127
3% 1994/2004 Swiss franc bonds	CHF	178	115	CHF	178	122
1.0% 2000/2005 EUR exchangeable notes	EUR	1,060	1,094	EUR	2,500	2,554
5.0% 2001/2006 € bonds	EUR	2,000	2,109	EUR	2,000	2,078
2.5% 2001/2007 Swiss franc bonds	CHF	250	168	CHF	250	174
5.5% 1997/2007 € bonds	EUR	991	1,025	EUR	991	1,016
6% 1998/2008 U.S.$ notes	USD	970	945	USD	970	1,110
1.375% 2003/2010 € convertible notes	EUR	2,500	2,500
5.75% 2001/2011 € bonds	EUR	2,000	2,156	EUR	2,000	2,083

			10,433			9,637

*	Includes adjustments for fair value hedge accounting.

     In June 2003, the Company issued €2.5 billion of convertible notes through its wholly owned Dutch subsidiary, Siemens Finance B.V., which are fully and unconditionally guaranteed by Siemens AG. The convertible notes have a 1.375% coupon and are convertible into approximately 44.5 million shares of Siemens AG at a conversion price of €56.1681 per share, which is subject to change under certain circumstances. The conversion right is contingently exercisable by the holders upon the occurrence of one of several conditions, including, upon the Company’s share price having exceeded 110% of the conversion price on at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of any calendar quarter. The Company may, at any time from June 18, 2007, redeem the notes outstanding at their principal amount together with interest accrued thereon, if Siemens’ share price exceeds 130% of the conversion price on any 15 of 30 consecutive trading days before notice of early redemption. Unless previously redeemed, converted or repurchased and cancelled, the notes mature on June 4, 2010.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

      During fiscal 2003, Siemens repurchased and retired €1,440 of the €2,500 Siemens Nederland N.V. 1.0% exchangeable notes into shares of Infineon Technologies AG and recognized a gain of €35.

21. Pension plans and similar commitments

      Pension benefits provided by Siemens are currently organized primarily through defined benefit pension plans which cover virtually all of the Company’s domestic employees and many of the Company’s foreign employees. In order to fund Siemens’ obligations under the defined benefit plans, the Company’s major pension plans are funded with assets in segregated pension entities. Furthermore, there are other postretirement benefits, which primarily comprise transition payments to German employees after retirement as well as postretirement health care and life insurance benefits to U.S. employees. These predominantly unfunded other postretirement benefit plans are qualified as defined benefit plans under U.S. GAAP.

      In addition to the above, the Company has foreign defined contribution plans for pensions and other postretirement benefits. The recognition of a liability is not required because the obligation of the Company is limited to the payment of the contributions into these plans.

Accounting for defined benefit plans

          Consolidated Balance Sheets

      Defined benefit plans determine the entitlements of their beneficiaries. The net present value of the total fixed benefits for service already rendered is represented by the actuarially calculated accumulated benefit obligation (ABO).

      An employee’s final benefit entitlement at regular retirement age may be higher than the fixed benefits at the measurement date due to future compensation or benefits increases. The net present value of this ultimate future benefit entitlement for service already rendered is represented by the projected benefit obligation (PBO), which is actuarially calculated with consideration for future compensation increases.

      The accrued benefit cost is equal to the PBO when the assumptions used to calculate the PBO such as discount rate, compensation increase rate and pension progression rate are achieved. In the case of funded plans, the market value of the external assets is offset against the benefit obligations. The net liability or asset recorded on the balance sheet is equal to the under- or overfunding of the PBO in this case, when the expected return on plan assets is subsequently realized.

      Differences between actual experience and assumptions made for the discount rate, compensation increase rate and pension progression rate, as well as the differences between actual and expected returns on plan assets, result in the asset or liability related to pension plans being different than the under-or overfunding of the PBO. Such a difference also occurs when the assumptions used to value the PBO are adjusted at the measurement date. If the difference is so significant that the current benefit obligation represented by the ABO (or the amount thereof not funded by plan assets) exceeds the liability recorded on the balance sheet, such liability must be increased. The unfunded portion of the ABO is referred to as the Minimum Liability. This increase of the liability, however, is not recognized as an expense in the income statement, because this U.S. GAAP regulation only serves as a basis to improve the transparency of the financial statements. The required increase in the liability is referred to as the additional minimum liability (AML), and its offsetting adjustment results in the recognition of either an intangible asset or as a separate component of shareholders’ equity (accumulated other comprehensive income). The treatment as a separate component of shareholders’ equity is recorded, net of tax, as a reduction of shareholders’ equity.

      Funded pension plans can result in a prepaid pension asset despite an underfunded ABO— as in the case of the Siemens German Pension Trust. In the case of an underfunded ABO, the prepaid pension asset is no longer

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

considered recoverable and must be eliminated through the recognition of a liability. The AML is recorded and the prepaid pension asset that is no longer considered recoverable is eliminated with an offsetting adjustment recorded as described above. This will result in a pension liability totaling the amount of the underfunded ABO.

      The Consolidated Balance Sheets include the following significant components related to pension plans and similar commitments based upon the situation at:

	September 30,	September 30,
	2003	2002

Accumulated other comprehensive income	(10,340)	(8,863)
thereof principal pension benefit plans	(10,192)	(8,829)
Less income tax effect	3,950	3,451
thereof principal pension benefit plans	3,901	3,443

Accumulated other comprehensive income, net of income taxes	(6,390)	(5,412)
thereof principal pension benefit plans	(6,291)	(5,386)
Accruals for pension plans and similar commitments	5,843	5,326
thereof principal pension benefit plans	3,935	3,557
thereof principal other postretirement benefit plans	1,303	1,431
thereof other	605	338

          Consolidated Statements of Income

      The recognized expense related to pension plans and similar commitments in the Consolidated Statements of Income is referred to as net periodic pension cost (NPPC) and consists of several separately calculated and presented components. The related minimum expense is the service cost, which is the actuarial net present value of the part of the PBO for the service rendered in the respective fiscal year; the interest cost for the expense derived from the addition of accrued interest on the PBO at the end of the preceding fiscal year on the basis of the identified discount rate; and the expected return on plan assets in the case of funded benefit plans.

      The presentation on the balance sheet is derived from the sum of: the recognized historical service cost plus interest cost, and in the case of funded pension plans, additionally the expected return on plan assets and the contributions— the latter of which does not affect net income. A prepaid pension asset, as in the case of the German Siemens Pension Trust, results on the basis of this principle when the sum of the recognized expected return on plan assets, plus the contributions, is greater than the sum of the recognized expense of service cost and interest cost.

      The balance sheet item is equal to the PBO or, respectively, the funded status, as far as the assumptions used to calculate the PBO such as discount rate, compensation increase rate and pension progression rate as well as the expected return on plan assets are realized (as described above). Changes in the selected assumptions and deviations between the actual experience and the assumptions for discount rate, compensation increase rate and pension progression rate as well as an actual return different from the expected return lead to changes of the PBO and the fair value of plan assets which have not yet been previously recognized in the income statement and thus are not part of the recorded balance sheet item. These differences— termed unrecognized gains and losses— are calculated and recorded separately without an immediate impact on the net income. However, U.S. GAAP provides a corridor of 10% of the higher of PBO or plan assets, whereby an amortization over the average remaining service period of the active employees is required as a separate component of the NPPC for the amounts exceeding the 10% corridor.

      In the Consolidated Statements of Income, NPPC is allocated among functional costs (cost of sales, research and development, marketing, selling and general administrative expense), according to the function of the employee groups accruing benefits.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

      In the Consolidated Statements of Income, results for the Company’s principal pension and other postretirement benefits was a loss before income taxes in fiscal 2003 of €1,032 compared to €570 in the previous fiscal year.

          Consolidated Statements of Cash Flow

      The Company makes payments directly to the participants in the case of unfunded benefit plans and the payments are included in net cash provided by (used in) operating activities. For funded pension plans, the participants are paid by the external pension fund and accordingly these payments are cash neutral to the Company. In this case, the Company’s regular funding (service cost) and supplemental cash contributions result in a net cash use in operating activities.

      In the Consolidated Statements of Cash Flow, results for the Company’s principal pension and other postretirement benefits was a net cash use in operating activities of €1,453 compared to €2,085 in the previous fiscal year. The separately reported supplemental cash contributions to pension trusts in fiscal 2003 and 2002 of €1,192 and €1,782, respectively, were included in these amounts.

Principal pension benefits

      The principal pension benefit plans cover approximately 498,000 participants, including 246,000 active employees, 86,000 former employees with vested benefits and 166,000 retirees and surviving dependants. Individual benefits are generally based on eligible compensation levels and/or ranking within the Company hierarchy and years of service. Retirement benefits under these plans vary depending on legal, fiscal and economic requirements in each country.

      The Company’s principal pension benefit plans are explicitly explained in the subsequent sections with regard to:

•	Pension obligations and funded status (page F-38),
•	Recognition of an additional minimum liability (AML) (page F-40),
•	Components of NPPC (page F-42),
•	Assumptions for the calculation of the PBO and NPPC (page F-43),
•	Sensitivity analysis (page F-44),
•	Additional information concerning changes of the AML and the actual returns on plan assets (page F-45),
•	Plan assets (page F-46),
•	Pension plan funding (page F-46), and
•	Pension benefit payments (page F-47).

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

Pension benefits: Pension obligations and funded status

      A reconciliation of the funded status of the principal pension benefit plans to the amounts recognized in the Consolidated Balance Sheets is as follows:

	September 30, 2003			September 30, 2002

	Total	Domestic	Foreign	Total	Domestic	Foreign

Fair value of plan assets	15,899	11,016	4,883	14,531	9,676	4,855
Projected benefit obligation (PBO)	20,878	14,156	6,722	19,492	13,331	6,161

Funded status(1)	(4,979)	(3,140)	(1,839)	(4,961)	(3,655)	(1,306)
Siemens German Pension Trust	(3,140)			(3,655)
U.S.	(1,061)			(746)
U.K.	(458)			(299)
Other	(320)			(261)
Unrecognized net losses(2)	11,295	9,313	1,982	10,424	8,969	1,455
Unrecognized prior service cost	83	—	83	119	—	119
Unrecognized net transition asset	(1)	—	(1)	(3)	—	(3)

Net amount recognized	6,398	6,173	225	5,579	5,314	265

Amounts recognized in the Consolidated Balance Sheets consist of:
Prepaid pension assets	52	—	52	197	—	197
Accrued pension liability	(3,935)	(2,702)	(1,233)	(3,557)	(3,063)	(494)
Intangible assets	89	—	89	110	—	110
Accumulated other comprehensive loss	10,192	8,875	1,317	8,829	8,377	452

Net amount recognized	6,398	6,173	225	5,579	5,314	265

(1)	Funded status: The funded status shows the coverage of the PBO by the plan assets as of the measurement date, and, where applicable, fundings between the measurement date and the balance sheet date. The PBO is calculated based on the projected unit credit method and reflects the net present value as of the measurement date of the accumulated pension entitlements of active employees, former employees with vested rights and of retirees and their surviving dependents with consideration of future compensation and pension increases. The funded status of the Company’s principal pension plans, amounting to approximately €5 billion, did not change significantly compared to the previous year. Two offsetting factors contributed to this effect. First, the Company contributed €1,192 in cash to the pension trusts, as well as €377 in real estate as additional supplemental contributions. These supplemental contributions occurred in the first and fourth quarters of fiscal 2003. Offsetting this effect was an increase in the PBO of the plans as a result of a reduction in the discount rates used in measuring the PBO from a weighted average of 6.0% to 5.4% consistent with the general decline in interest rates worldwide. This increased the PBO by €1.4 billion.

(2)	Unrecognized net losses: The NPPC is determined at the beginning of the relevant measurement period based on assumptions for the discount rate, compensation increase rate and pension progression rate as well as the long-term rate of return on plan assets. The effect of differences between the actual experience and the assumed assumptions and changes in the assumptions are disclosed in the line item Unrecognized net losses. The unrecognized net losses amounting to €11,295 are particularly due to the negative development in international capital markets in the years 2001 and 2002. During these two years, an actual loss of €6,444 has been realized while assuming an expected return on pension assets of the principal pension benefit plans of €3,030, thus increasing the unrecognized net losses by €9,474.

     The measurement date for the PBO and fair value of plan assets of the Company’s domestic pension benefit plans is September 30, and either September 30 or June 30 for the majority of its foreign plans. For such plans with a measurement date of June 30, the actual investment return of the plan assets relate to the period from July 1, of the prior fiscal year, until June 30 of the current fiscal year, and not the year ended September 30.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

      A detailed reconciliation of the changes in the PBO for fiscal 2003 and 2002 and some additional detail information concerning pension plans is provided in the following table:

	September 30, 2003			September 30, 2002

	Total	Domestic	Foreign	Total	Domestic	Foreign

Change in projected benefit obligations:
Projected benefit obligation at beginning of year	19,492	13,331	6,161	18,544	13,077	5,467
Foreign currency exchange rate changes	(739)	—	(739)	(265)	—	(265)
Service cost	484	212	272	487	206	281
Interest cost	1,121	767	354	1,151	772	379
Settlements and curtailments	(2)	—	(2)	—	—	—
Plan participants’ contributions	32	—	32	32	—	32
Amendments and other	476	(34)	510	(53)	(197)	144
Actuarial losses	1,000	563	437	697	301	396
Acquisitions	44	10	34	84	13	71
Divestments	(83)	(7)	(76)	(255)	(221)	(34)
Benefits paid	(947)	(686)	(261)	(930)	(620)	(310)

Projected benefit obligation at end of year	20,878	14,156	6,722	19,492	13,331	6,161

Siemens German Pension Trust	14,156			13,331
U.S.	3,031			3,095
U.K.	1,919			1,742
Other	1,772			1,324

      The total projected benefit obligation at the end of the fiscal year includes approximately €8,600 for active employees, €2,200 for former employees with vested benefits and €10,100 for retirees and surviving dependants.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

      The following table shows the change in plan assets for fiscal year 2003 and 2002 and some additional detail information concerning pension plans:

	September 30, 2003			September 30, 2002

	Total	Domestic	Foreign	Total	Domestic	Foreign

Change in plan assets:
Fair value of plan assets at beginning of year	14,531	9,676	4,855	14,761	9,682	5,079
Foreign currency exchange rate changes	(546)	—	(546)	(166)	—	(166)
Actual return on plan assets	648	641	7	(1,187)	(713)	(474)
Acquisitions and other	413	—	413	171	—	171
Divestments and other	(20)	—	(20)	(173)	(173)	—
Employer contributions (supplemental)	1,569	1,385	184	1,782	1,500	282
Employer contributions (regular)	219	—	219	241	—	241
Plan participants’ contributions	32	—	32	32	—	32
Benefits paid	(947)	(686)	(261)	(930)	(620)	(310)

Fair value of plan assets at end of year	15,899	11,016	4,883	14,531	9,676	4,855

Siemens German Pension Trust	11,016			9,676
U.S.	1,970			2,349
U.K.	1,461			1,443
Other	1,452			1,063

Pension benefits: Recognition of an Additional Minimum Liability (AML)

      The total accumulated benefit obligation (ABO) of the principal pension benefit plans amounted to €19,779 and €17,842, as of September 30, 2003 and 2002, respectively.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

      For fiscal 2003 and 2002, the PBO, ABO and fair value of plan assets for the principal pension benefit plans whose ABO exceeded the fair value of plan assets at the measurement date were as follows:

	September 30, 2003			September 30, 2002

	Total	Domestic	Foreign	Total	Domestic	Foreign

Projected benefit obligation	20,701	14,156	6,545	16,940	13,331	3,609
Siemens German Pension Trust	14,156			13,331
U.S.	3,031			3,095
U.K.	1,919			—
Other	1,595			514
Accumulated benefit obligation	19,642	13,718	5,924	15,825	12,739	3,086
Siemens German Pension Trust	13,718			12,739
U.S.	2,746			2,659
U.K.	1,749			—
Other	1,429			427
Fair value of plan assets	15,744	11,016	4,728	12,149	9,676	2,473
Siemens German Pension Trust	11,016			9,676
U.S.	1,970			2,105
U.K.	1,450			—
Other	1,308			368

Underfunding of accumulated benefit obligation	(3,898)	(2,702)	(1,196)	(3,676)	(3,063)	(613)

Siemens German Pension Trust	(2,702)			(3,063)
U.S.	(776)			(554)
U.K.	(299)			—
Other	(121)			(59)

      The underfunded ABO of €3,898 (the Minimum Liability) was recorded as an accrued pension liability. Including a pension liability of €37 for principal pension benefit plans whose ABO was not underfunded at their measurement date, the total pension liability for the principal pension benefit plans as of September 30, 2003 totaled €3,935.

      Excluding the AML adjustment, the Company has a net prepaid pension asset of €6,383, primarily related to the transfer of Infineon shares to the Siemens German Pension Trust in fiscal 2001 and from the supplemental funding of the Siemens German Pension Trust in fiscal 2003 and 2002. This amount together with the underfunded ABO of €3,898, resulted in an AML adjustment of €10,281. Of this amount, €10,192 (€6,291 net of tax) was recorded in accumulated other comprehensive income as a separate component of shareholders’ equity and €89 was recorded as an intangible asset.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

Pension benefits: Components of NPPC

      The components of the NPPC for the fiscal years ended September 30, 2003, 2002 and 2001 were as follows:

	Year ended			Year ended			Year ended
	September 30, 2003			September 30, 2002			September 30, 2001

	Total	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign

Service cost	484	212	272	487	206	281	464	195	269
Interest cost	1,121	767	354	1,151	772	379	1,091	749	342
Expected return on plan assets	(1,107)	(814)	(293)	(1,421)	(1,007)	(414)	(1,609)	(1,203)	(406)
Amortization of:								—
Unrecognized prior service cost	12	—	12	14	—	14	8	—	8
Unrecognized net losses (gains)	451	392	59	208	212	(4)	(1)	—	(1)
Unrecognized net transition obligation (asset)	—	—	—	8	—	8	(4)		(4)
Loss due to settlements and curtailments	8	—	8	—	—	—	—	—	—

Net periodic pension cost	969	557	412	447	183	264	(51)	(259)	208

Siemens German Pension Trust	557			183			(261)
U.S.	240			164			122
U.K.	111			58			49
Other	61			42			39

      For the Siemens German Pension Trust, the determination of the expected return on plan assets and the amortization of unrecognized losses are based on a market-related value of plan assets calculated using the average of historical market values of plan assets over four quarters. This market-related value was €11,111 as of September 30, 2003, €95 above the fair value of the plan assets of the German Pension Trust. For all other plans, the market-related value of plan assets is equal to the fair value of plan assets as of the measurement date. If any significant supplemental contributions are made after the measurement date, these contributions will be considered on a pro-rata basis when determining the total expected return on plan assets for the respective fiscal year.

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

      The increase in NPPC compared to fiscal 2002 results from two important factors. First, the Company adjusted the expected rate of return on plan assets for the most important pension benefit plans as a result of a revised asset allocation and in expectation of lower market returns. This change resulted in an increase in the NPPC of €220. Secondly, NPPC increased in fiscal 2003 as a result of higher amortization of unrealized losses. These unrealized losses arose largely from negative developments in the international capital markets during fiscal years 2002 and 2001, as well as the effect of reductions in the discount rate assumption used to calculate the PBO. The service cost and amortization of prior service cost components of NPPC for fiscal 2003 is €496, about the same amount as in fiscal 2002 (€501). The service cost component for the Siemens German Pension Trust, €212 in fiscal 2003, is currently reported in the Segment Information table centrally under Corporate items, pensions and eliminations, whereas the service cost and amortization of prior service cost components for the foreign pension plans, €284 in fiscal 2003, are allocated to the Operations Groups. All other components of NPPC are reported centrally under Corporate items, pensions and eliminations for both the Siemens German Pension Trust and the foreign pension plans.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

      Based on the established assumptions, the Company expects that NPPC will increase slightly in fiscal 2004, primarily due to a further increase in the amortization of unrecognized losses. Such increase is due to increases in total unrecognized losses resulting primarily from the reduction in the weighted-average discount rate from 6.0% to 5.4%. The effect on NPPC was partly offset by higher expected absolute returns on plan assets resulting from the supplemental contributions.

Pension benefits: Assumptions for the calculation of the PBO and NPPC

      Assumed discount rates, compensation increase rates and pension progression rates used in calculating the PBO together with long-term rates of return on plan assets vary according to the economic conditions of the country in which the retirement plans are situated as well as capital market expectations.

      The weighted-average assumptions used for the actuarial valuation of the PBO as of the respective measurement date (June 30 or September 30), were as follows:

	Year ended September 30, 2003			Year ended September 30, 2002

	Total	Domestic	Foreign	Total	Domestic	Foreign

Discount rate	5.4%	5.25%	5.6%	6.0%	5.75%	6.4%
Siemens German Pension Trust	5.25%			5.75%
U.S.	6.25%			7.25%
U.K.	5.4%			5.7%
Rate of compensation increase	2.5%	2.25%	2.9%	3.1%	2.75%	3.9%
Siemens German Pension Trust	2.25%			2.75%
U.S.	3.0%			4.25%
U.K.	3.6%			4.1%
Rate of pension progression	1.4%	1.25%	2.1%	1.4%	1.25%	2.3%
Siemens German Pension Trust	1.25%			1.25%
U.K.	2.6%			2.5%

      The assumptions used for the calculation of the PBO as of measurement date (June 30 or September 30), of the preceding fiscal year are also valid for the calculation of interest cost and service cost of the following year. Therefore, the assumptions used for the calculation of the NPPC for fiscal 2004 are already determined except for the expected return on plan assets. Regarding the assumption of the expected rate of return on plan assets, the Company decided to maintain the same fiscal 2003 return for fiscal 2004. Accordingly, the total expected return for fiscal 2004 will be based on such expected rate of return multiplied by the market-related value of plan assets at the fiscal 2003 measurement date.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

      The weighted-average assumptions used for determining the NPPC for the fiscal years ended September 30, 2004, 2003, 2002 and 2001 are shown in the following table:

	Year ended			Year ended			Year ended			Year ended
	September 30, 2004			September 30, 2003			September 30, 2002			September 30, 2001

	Total	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign

Discount rate	5.4%	5.25%	5.6%	6.0%	5.75%	6.4%	6.2%	6.0%	6.7%	6.7%	6.5%	7.3%
Siemens German Pension Trust	5.25%			5.75%			6.0%			6.5%
U.S.	6.25%			7.25%			7.5%			7.75%
U.K.	5.4%			5.7%			6.2%			6.4%
Expected return on plan assets	6.7%	6.75%	6.6%	6.7%	6.75%	6.7%	8.0%	8.25%	7.9%	8.8%	9.3%	7.8%
Siemens German Pension Trust	6.75%			6.75%			8.25%			9.5%
U.S.	6.95%			6.95%			9.0%			8.75%
U.K.	6.85%			6.85%			7.2%			7.4%
Rate of compensation increase	2.5%	2.25%	2.9%	3.1%	2.75%	3.9%	3.3%	3.0%	4.1%	3.9%	3.5%	4.8%
Siemens German Pension Trust	2.25%			2.75%			3.0%			3.5%
U.S.	3.0%			4.25%			4.5%			5.1%
U.K.	3.6%			4.1%			4.1%			4.3%
Rate of pension progression	1.4%	1.25%	2.1%	1.4%	1.25%	2.3%	1.6%	1.5%	2.3%	1.7%	1.5%	2.9%
Siemens German Pension Trust	1.25%			1.25%			1.5%			1.5%
U.K.	2.6%			2.5%			2.5%			2.7%

      The discount rate assumptions reflect the rates available on high-quality fixed-income investments of appropriate duration at the measurement date of each plan. The expected return on plan assets is determined on a uniform basis, considering long-term historical returns, asset allocation, and future estimates of long-term investment returns. As of October 1, 2002, Siemens reduced the expected return on plan assets for its German Pension Trust and for its principal foreign pension plans in order to represent expected investment performance and future asset allocations. Actuarial assumptions not shown in the table above, such as employee turnover, mortality, disability etc., remained primarily unchanged in 2003.

Pension benefits: Sensitivity Analysis

      A one-percentage-point change of the established assumptions mentioned above, used for the calculation of the NPPC for fiscal 2004, and a change of the market-related value of plan assets of €500 as of balance sheet date September 30, 2003, would result in the following impact on the fiscal 2004 NPPC:

	Effect on NPPC 2004 due to a

	one-percentage-	one-percentage-
	point/€500	point/€500
	increase	decrease

Discount rate	160	(200)
Expected return on plan assets	172	(172)
Rate of compensation increase	(90)	80
Rate of pension progression	(270)	230
Market-related value of plan assets	70	(70)

      Increases and decreases in the discount rate, rate of compensation increase and rate of pension progression which are used in determining the PBO do not have a symmetrical effect on NPPC primarily due to the

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

compound interest effect created when determining the present value of the future pension benefit. If more than one of the assumptions were changed simultaneously, the impact would not necessarily be the same as if only one assumption was changed in isolation.

Pension benefits: Additional information concerning changes of the AML and actual returns on plan assets

	Year ended			Year ended			Year ended
	September 30, 2003			September 30, 2002			September 30, 2001

	Total	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign

Increase of the minimum liability within the accumulated other comprehensive income	1,363	498	865	2,300	1,935	365	6,519	6,442	77

      The reduction of shareholders’ equity caused by the underfunded ABO increased by €1,363. This reduction of shareholders’ equity has no effect on income and was primarily caused by the increase in the ABO amounting to approximately €1.2 billion, as a result of the decline in the weighted-average discount rate from 6.0% to 5.4%. The contributions to plan assets had no effect on the AML. In fact, the contributions resulted in a lower difference between the ABO and the fair value of plan assets and at the same time prepaid pension assets before AML adjustments increased by the same amount.

	Year ended			Year ended			Year ended
	September 30, 2003			September 30, 2002			September 30, 2001

	Total	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign

Actual return on plan assets	648	641	7	(1,187)	(713)	(474)	(5,257)	(4,952)	(305)

      Actual investment returns for the Siemens German Pension Trust from October 1 to September 30, 2003 amounted to €641 million or 5.3%. This was less than the €814 or 6.75% that was included in the NPPC. The expected return on plan assets is based on the market-related value of plan assets at the measurement date of the respective plan considering significant supplemental contributions after the measurement date. The most significant principal foreign pension benefit plans have a measurement date of June 30. Accordingly, the expected return of our principal foreign pension benefit plans of €293 relates to the period from July 1, 2002 to June 30, 2003, during which the actual return was €7 or 0.1%, as compared to the expected return of 6.7%. Included in this actual return of €7 are losses totaling €551 incurred during the period from June 30, 2002 to September 30, 2002 by the principal foreign pension benefit plans with measurement dates of June 30. For the period from October 1, 2002 to September 30, 2003, the actual return on plan assets of our principal foreign pension benefit plans was €618 or 12.3%, and the investment return of the worldwide plan assets was €1,259 or 7.4%. Included in this amount is €60 or 5.7%, on an annualized basis of actual returns earned during the period from June 30, 2003 to September 30, 2003 on assets of the principal foreign pension benefit plans with a measurement date of June 30. Such returns are relevant only for fiscal 2004.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

Pension benefits: Plan Assets

      The asset allocation of the plan assets of the principal pension benefit plans as of the measurement date for fiscal 2003 and 2002 as well as the target asset allocation for fiscal year 2004, are as follows:

		Asset allocation as of the measurement date

	Target asset
	allocation	September 30, 2003			September 30, 2002
	September 30,
Asset class	2004	Total	Domestic	Foreign	Total	Domestic	Foreign

Equity	30-60%	31%	26%	41%	33%	20%	60%
Fixed income	30-60%	50%	54%	39%	46%	58%	22%
Real estate	5-15%	10%	10%	11%	8%	7%	9%
Cash	5-15%	9%	10%	9%	13%	15%	9%

		100%	100%	100%	100%	100%	100%

      As of September 30, 2002, the Siemens German Pension Trust held 87.1 million shares in Infineon from the transfer which occurred in April 2001. During the first six months of fiscal 2003, the remaining holdings of the Siemens German Pension Trust in shares in Infineon were sold. While United States pension plans subject to the Employee Retirement Income Security Act (ERISA) are restricted in the amount of securities they are permitted to own in the employer or its affiliates to 10% of the plan assets, the Siemens German Pension Trust is not subject to such ERISA provisions.

      Current asset allocation is biased towards high quality government and selected corporate bonds. As of September 30, 2003, the equity-portion of the pension assets of the principal pension benefit plans approximates the prior year level, despite a significant reduction during the year. The target asset allocation is based on pension asset and liability studies and is regularly reviewed with respect to market movements and also timely-adjusted based on market conditions, when necessary.

Pension benefits: Pension Plan Funding

      Contributions made by the Company to its principal pension benefit plans in fiscal 2003 and 2002, as well as those planned in fiscal 2004, are as follows:

	Year ended			Year ended			Year ended
	September 30, 2004 (expected)			September 30, 2003			September 30, 2002

	Total	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign

Regular funding	499	230	269	219	—	219	241	—	241
Supplemental contributions
Cash	1,255	700	555	1,192	1,008	184	1,782	1,500	282
Real estate	—	—	—	377	377	—	—	—	—

Total	1,754	930	824	1,788	1,385	403	2,023	1,500	523

      In September 2002, the Company made a supplemental cash contribution to the Siemens German Pension Trust as well as to the pension plans in the U.S. and the U.K., totaling €1,782. In addition, another supplemental funding of the Siemens German Pension Trust totaling €635, including €377 in real estate and €258 in cash was made in October 2002. Also in October 2002, Siemens made another supplemental cash contribution to the pension plan in the U.K. amounting to €184. In September 2003, Siemens made a supplemental cash contribution of €750 to the German Pension Trust. In October 2003, €1,255 in cash was contributed as follows: €700 to the Siemens German Pension Trust and €555 to the pension plan in the U.S.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

      Beginning in fiscal 2004, regular funding will be based generally on the level of service costs incurred. With regards to the Siemens German Pension Trust, this funding in the amount of €230 has already been contributed in October 2003. The contributions abroad will be allocated on a pro-rata basis during the fiscal year. Future funding decisions for the Company’s pension plans will be made with due consideration of developments affecting plan assets and pension liabilities, taking into account minimum funding requirements abroad and local tax deductibility.

Pension benefits: Pension benefit payments

      The following overview comprises pension benefits paid out of the principal pension benefit plans during the years ended September 30, 2003 and 2002, and expected pension payments for the next five years (undiscounted):

	Total	Domestic	Foreign

Pension benefits paid
2002	930	620	310
2003	947	686	261
Expected pension payments
2004	1,002	713	289
2005	1,044	746	298
2006	1,083	776	307
2007	1,101	781	320
2008	1,121	786	335

      As pension benefit payments for our principal funded pension benefit plans reduce the PBO and plan assets by the same amount, there is no impact on the funded status of such plans.

Other postretirement benefits

      In Germany, employees who entered into the Company’s employment on or before September 30, 1983, are entitled to transition payments for the first six months after retirement equal to the difference between their final compensation and the retirement benefits payable under the corporate pension plan. Certain foreign companies, primarily in the U.S., provide other postretirement benefits in the form of medical, dental and life insurance. The amount of obligations for other postretirement benefits in the form of medical and dental benefits specifically depends on the expected cost trend in the health care sector. To be entitled to such healthcare benefits participants must contribute to the insurance premiums. Participant contributions are based on specific regulations of cost sharing which are defined in the benefit plans. The Company has the right to adjust the cost allocation at any time, generally this is done on an annual basis. Premiums for life insurance benefits are paid solely by the Company.

      Other postretirement benefits are illustrated in detail in the subsequent sections with regard to:

•	Obligations and funded status (page F-48),

•	Plan assets (page F-49),

•	Components of net periodic benefit cost for other postretirement benefits (page F-49)

•	Assumptions for the calculation of the PBO and the net periodic benefit cost for other postretirement benefits (page F-49), and

•	Benefit payments (page F-50).

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

Other postretirement benefits: Obligations and funded status

      The funded status of plan assets and a reconciliation of the funded status to the amounts recognized in the Consolidated Balance Sheets is as follows:

	September 30, 2003			September 30, 2002

	Total	Domestic	Foreign	Total	Domestic	Foreign

Fair value of plan assets	3	—	3	13	—	13
Projected benefit obligations	1,088	482	606	1,150	534	616

Funded status (plan assets less other postretirement obligations)	(1,085)	(482)	(603)	(1,137)	(534)	(603)
Unrecognized net loss	(211)	(221)	10	(300)	(166)	(134)
Unrecognized prior service cost	(8)	—	(8)	5	—	5
Unrecognized net transition asset	1	—	1	1	—	1

Net amount recognized	(1,303)	(703)	(600)	(1,431)	(700)	(731)

      The following table shows a detailed reconciliation of the changes in the projected benefit obligation for other postretirement benefits for the years ended September 30, 2003 and 2002:

	September 30, 2003			September 30, 2002

	Total	Domestic	Foreign	Total	Domestic	Foreign

Change in projected benefit obligations:
Projected benefit obligation at beginning of year	1,150	534	616	1,170	587	583
Foreign currency exchange rate changes	(104)	—	(104)	(46)	—	(46)
Service cost	42	19	23	52	21	31
Interest cost	66	30	36	80	33	47
Settlements and curtailments	(29)	—	(29)	—	—	—
Plan participant’s contributions	1	—	1	—	—	—
Plan amendments	(19)	—	(19)	—	—	—
Actuarial (gains) losses	58	(62)	120	(59)	(81)	22
Acquisitions	—	—	—	61	17	44
Divestments	(24)	(22)	(2)	(49)	(22)	(27)
Benefits paid	(53)	(17)	(36)	(59)	(21)	(38)

Projected benefit obligation at end of year	1,088	482	606	1,150	534	616

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

Other postretirement benefits: Plan assets

      The following table shows the change in plan assets for fiscal 2003 and 2002:

	September 30, 2003			September 30, 2002

	Total	Domestic	Foreign	Total	Domestic	Foreign

Change in plan assets
Fair value of plan assets at beginning of year	13	—	13	28	17	11
Foreign currency exchange rate changes	—	—	—	(1)	—	(1)
Divestments and other	—	—	—	(17)	(17)	—
Employer contributions	25	—	25	41	—	41
Plan participant’s contributions	1	—	1	—	—	—
Benefits paid	(36)	—	(36)	(38)	—	(38)

Fair value of plan assets at year end	3	—	3	13	—	13

Other postretirement benefits: Components of net periodic benefit cost

      The components of the net periodic benefit cost for other postretirement benefits for the years ended September 30, 2003, 2002 and 2001 are as follows:

	Year ended			Year ended			Year ended
	September 30, 2003			September 30, 2002			September 30, 2001

	Total	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign

Service cost	42	19	23	52	21	31	47	23	24
Interest cost	66	30	36	80	33	47	79	40	39
Expected return on plan assets	—	—	—	—	—	—	(2)	(2)	—
Amortization of:
Unrecognized prior service cost	(5)	—	(5)	—	—	—	(1)	—	(1)
Unrecognized net gains	(13)	(7)	(6)	(9)	—	(9)	(20)	—	(20)
Net gain due to settlements and curtailments	(27)	—	(27)	—	—	—	—	—	—

Net periodic benefit cost	63	42	21	123	54	69	103	61	42

Other postretirement benefits: Assumptions used in the calculation of the PBO and net periodic benefit cost

      Discount rates and other key assumptions used for transition payments in Germany are the same as those utilized for domestic pension benefit plans.

      The weighted-average assumptions used in calculating the actuarial values for the postretirement healthcare and life insurance benefits, primarily in the U.S., are as follows:

	Year ended	Year ended	Year ended
	September 30, 2003	September 30, 2002	September 30, 2001

Discount rate	6.25%	7.25%	7.5%
Medical trend rates (initial/ultimate/year):
Medicare ineligible pre-65	8.33%/5%/2007	9.17%/5%/2007	10%/5%/2007
Medicare eligible post-65	8.33%/5%/2007	9.17%/5%/2007	10%/5%/2007
Fixed dollar benefit	6%	6%	5.8%
Dental trend rates (initial/ultimate/year)	6%/5%/2021	6%/5%/2021	6%/5%/2021

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

      The health care assumptions may be significantly influenced by the expected progression in health care expense. A one-percentage-point change in the healthcare trend rates would have the following effects on the accumulated postretirement benefit obligation and the service and interest cost as of and for the year ended September 30, 2003:

	September 30, 2003
	One-percentage-point

	increase	decrease

Effect on accumulated postretirement benefit obligation	57	(47)
Effect on total of service and interest cost components	8	(7)

Other postretirement benefits: Benefit payments

      Benefit payments for other postretirement benefits for fiscal year 2003 were €53 (including €17 for domestic plans) compared to €59 in the preceding fiscal year (including €21 for domestic plans). For fiscal 2004, the Company expects benefit payments to be approximately the same as the fiscal 2003 level. Since the benefit obligations for other postretirement benefits are generally not funded, such payments will impact the current operating cash flow of the Company.

22. Other accruals and provisions

	September 30,

	2003	2002

Asset retirement obligations	495	599
Deferred income	288	281
Product warranties	523	460
Other long-term accruals	2,112	2,061

	3,418	3,401

      The Company is subject to asset retirement obligations related to certain tangible long-lived assets. Such asset retirement obligations are primarily attributable to environmental clean-up costs (€543 as of September 30, 2003; thereof non-current portion of €460) and to costs associated with the removal of leasehold improvements at the end of the lease term (€49 as of September 30, 2003; thereof non-current portion of €35).

      Environmental clean-up costs are mainly related to remediation and environmental protection liabilities which have been accrued for the estimated costs of decommissioning facilities for the production of uranium and mixed-oxide fuel elements in Hanau, Germany (Hanau facilities) as well as in Karlstein, Germany (Karlstein facilities). According to the German Atomic Energy Act, when such a facility is closed, the resulting radioactive waste must be collected and delivered to a government-developed final storage facility. In this regard, the Company has developed a plan to decommission the Hanau and Karlstein facilities in the following steps: clean-out, decontamination and disassembly of equipment and installations, decontamination of the facilities and buildings, sorting of radioactive materials, and intermediate and final storage of the radioactive waste. This process will be supported by continuing engineering studies and radioactive sampling under the supervision of German federal and state authorities. The decontamination, disassembly and sorting activities are planned to continue in Hanau until 2007 and in Karlstein until 2009; thereafter, the Company is responsible for intermediate storage of the radioactive materials until a final storage facility is available. The final location is not expected to be available before approximately 2030. The ultimate costs of the remediation are contingent on the decision of the federal government on the location of the final storage facility and the date of its availability. Consequently, the accrual is based on a number of significant estimates and assumptions. The Company does not expect any

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

recoveries from third parties and did not reduce the accruals for such recoveries. The Company believes that it has adequately provided for this exposure. The previously recorded liabilities for such obligations were based on estimated future cash flows discounted using a risk-free rate. Therefore, the impact of the adoption of SFAS 143 principally relates to the application of current credit-adjusted risk-free interest rates. The interest rates for the environmental liabilities relating to the decommissioning of the Hanau and Karlstein facilities, previously ranging from approximately 4% to 5%, have been adjusted to a range from approximately 3% to 6%. The rates are determined based on the differing durations of the steps of decommissioning. As of September 30, 2003 and 2002, the accrual totals €543 and €641, respectively, and are recorded net of a present value discount of €1,438 and €1,429, respectively. The total expected payments for each of the next five fiscal years and the total thereafter are €46, €48, €51, €54, €12 and €1,770 (includes €1,680 for the costs associated with final storage in 2033).

      The Company recognizes the accretion of the liability for the Hanau facility using the interest method. During the years ended September 30, 2003, 2002 and 2001 the Company recognized €22, €32 and €33, respectively, in accretion expense in Other operating income (expense), net.

      The cumulative effect of initially applying SFAS 143 amounted to a positive €36 (net of income taxes). Had SFAS 143 been applied as of September 30, 2002 and 2001 and as of October 1, 2000 the impact on the liability recorded, net income and earnings per share would not have been material.

      The current and non-current portion of asset retirement obligations developed as follows:

Year ended
September 30,
2003

Aggregate carrying amount as of the beginning of the period (thereof current portion of €93)	692
Effect of adopting SFAS 143, before income taxes	(59)
Liabilities incurred in the current period	10
Liabilities settled in the current period	(93)
Accretion Expense	25
Revision in estimated cash flows	17

Aggregate carrying amount at the end of the period (thereof current portion of €97)	592

23. Shareholders’ equity

Common stock and Additional paid-in capital

      As of September 30, 2003, the Company’s common stock totaled €2,673 divided into 890,866,301 shares without par value with a notional value of €3.00 per share. Each share of common stock is entitled to one vote.

      As of September 30, 2002 and 2001, the Company’s common stock totaled €2,671 and €2,665 representing 888,374,001 shares and 888,230,245 shares, respectively.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

      The following table provides a summary of outstanding capital and the changes in authorized and conditional capital for fiscal years 2003, 2002 and 2001:

	Common stock		Authorized capital		Conditional capital
	(authorized and issued)		(not issued)		(not issued)

	in	in	in	in	in	in
	thousands	thousand	thousands	thousand	thousands	thousand
	of €	shares*	of €	shares*	of €	shares*

As of October 1, 2000	1,504,784	588,621	499,021	195,200	27,015	10,567
Settlement to former SNI shareholders	20	7	—	—	(20)	(7)
Capital increases	10,039	3,790	(10,039)	(3,790)	—	—
Capital increases for stock split and notional value	1,149,847	295,812	44,354	—	1,094	282
New approved capital	—	—	475,000	158,333	166,436	54,000
Expired capital	—	—	(235,706)	(92,200)	—	—

As of September 30, 2001	2,664,690	888,230	772,630	257,543	194,525	64,842
Stock options	413	138	—	—	(413)	(138)
Settlement to former SNI shareholders	19	6	—	—	(19)	(6)
Capital increases	6,000	2,000	(6,000)	(2,000)	—	—

As of September 30, 2002	2,671,122	890,374	766,630	255,543	194,093	64,698

Settlement to former SNI shareholders	1,477	492	—	—	(1,477)	(492)
New approved capital	—	—	250,000	83,334	267,000	89,000
Expired capital	—	—	(300,000)	(100,000)	—	—

As of September 30, 2003	2,672,599	890,866	716,630	238,877	459,616	153,206

*	Share amounts prior to stock split have not been restated. The total increase of shares with respect to the stock split is shown in Capital increases for stock split and notional value. As of October 1, 2000, shares of common stock after stock split totaled 882,931.

Capital increases

      In January 2002, €6 or 2,000,000 shares from Authorized Capital 2001/II were issued to an underwriter and subsequently offered for sale to employees with respect to the Company’s employee share program (see also Treasury stock below).

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

      In fiscal 2002, common stock increased by €413 thousand through the issuance of 137,576 shares, from the conditional capital to service the 1999 Siemens Stock Option Plan and the 2001 Siemens Stock Option Plan (Conditional Capital 1999).

      In fiscal 2003, 2002 and 2001, common stock increased by €1,477 thousand, €19 thousand and €20 thousand, respectively, through the issuance of 492,300 shares, 6,180 shares and 9,345 shares (7 thousand shares before the stock split), respectively, from the conditional capital as settlement to former shareholders of SNI AG.

Authorized and conditional capital

      On September 30, 2003, the authorized but unissued capital of the Company totaled €717 or 238,876,668 common shares.

      On September 30, 2002 and 2001, the authorized but unissued capital of the Company totaled €767 and €773 or 255,543,334 and 257,543,334 common shares, respectively.

      Authorized Capital 1998 of €90 and Authorized Capital 1999 of €210 were replaced by resolution of the Annual Shareholders’ Meeting on January 23, 2003. The Company’s shareholders authorized the Managing Board with the approval of the Supervisory Board to increase the common stock by up to €250 through the issuance of up to 83,333,334 shares for which the shareholders’ pre-emptive rights are excluded since these shares will be issued against contribution in kind (Authorized Capital 2003). The Authorized Capital 2003 will expire on January 22, 2008.

      Authorized Capital 1996/II, which was used for the above-mentioned capital increase during fiscal 2001 of 3,000,000 shares, expired on February 1, 2001.

      On February 22, 2001, the Company’s shareholders authorized the Managing Board with the approval of the Supervisory Board to increase the common stock by up to €400 through the issuance of up to 133,333,334 shares for offer to existing shareholders until February 1, 2006 (Authorized Capital 2001/I). The Managing Board, with the approval of the Supervisory Board, is authorized to increase the common stock by up to €75 through the issuance of up to 25,000,000 shares until February 1, 2006. The shareholders’ preemptive rights are excluded since these shares will be offered for sale to employees (Authorized Capital 2001/II). As mentioned above, 790,000 shares from this authorized capital were issued during fiscal 2001.

      By resolution of the Annual Shareholders’ Meeting on January 23, 2003, the Managing Board is authorized to issue bonds in an aggregate principal amount of up to €5 billion with conversion rights (convertible bonds) or with warrants entitling the holders to subscribe to new shares of Siemens AG. The authorization will expire on December 31, 2007. The shareholders also approved conditional share capital of €267 for the issuance of up to 89,000,000 shares to service the exercise of the conversion or option rights of holders of these convertible bonds or warrants attached to these bonds (Conditional Capital 2003).

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

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

      Conditional capital of €1 provides for the settlement offered to former shareholders of SNI AG who had not tendered their SNI share certificates.

Treasury stock

      On January 23, 2003, the Company’s shareholders authorized the Company to repurchase up to 10% of the €2,671 common stock.

      In fiscal 2003, Siemens repurchased a total of 2,903,150 shares (representing €9 or 0.3% of common stock) at an average price of €43.84 per share in addition to the 49,864 shares of treasury stock held at beginning of the fiscal year. Of these shares, 2,951,830 (representing €9 or 0.3% of common stock) were sold to employees. The majority of these shares was sold to employees at a preferential price of €29 per share during the second quarter of fiscal 2003. As of September 30, 2003, 1,184 shares of stock remained in treasury with a carrying amount of €52 thousand.

      In fiscal 2002, Siemens repurchased 2,297,574 shares, including the 2,000,000 shares relating to the capital increase from Authorized Capital 2001/II and (representing €7 or 0.3% of common stock), at an average price of €72.86 per share in addition to the 1,116 shares of treasury stock held at the beginning of the fiscal year. Of these shares 2,248,826 were sold to employees, a majority of which was offered for sale to employees at a preferential price of €40.39 per share. As of September 30, 2002, 49,864 shares of stock remained in treasury with a carrying amount of €4.

      In fiscal 2001, Siemens repurchased 6,063,920 shares, including the 4,500,000 (after stock split) from the Authorized Capital 1996/II and (representing €18 or 1.2% of common stock), at an average price of €84.76 per share in addition to the 23,100 shares of treasury stock held at the beginning of the fiscal year. Of these shares, 6,085,904 were sold to employees, a majority of which was related to a special employee share program. The remainder of the shares were offered for sale to employees at a preferential price of €58.77. As of September 30, 2001, 1,116 shares of stock remained in treasury with a carrying amount of €111 thousand.

      During the years ended September 30, 2003, 2002 and 2001, the Company incurred compensation expense (before income taxes) of €46, €73 and €65, respectively, related to the sale of repurchased shares to employees.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

Other comprehensive income (loss)

      The changes in the components of other comprehensive income are as follows:

	Year ended September 30,

	2003			2002			2001

		Tax			Tax			Tax
	Pretax	effect	Net	Pretax	effect	Net	Pretax	effect	Net

Changes in unrealized gains (losses) on securities:
Unrealized holding gains (losses) for the period	334	(87)	247	(368)	128	(240)	(1,821)	744	(1,077)
Reclassification adjustments for (gains) losses included in net income	25	(4)	21	4	(3)	1	(209)	87	(122)

Net unrealized gains (losses) on available-for-sale securities	359	(91)	268	(364)	125	(239)	(2,030)	831	(1,199)
Changes in unrealized gains (losses) on derivative financial instruments
Unrealized gains (losses) on derivative financial instruments	179	(68)	111	110	(43)	67	87	(41)	46
Reclassification adjustments for (gains) losses included in net income	(141)	54	(87)	(51)	20	(31)	12	(5)	7

Net unrealized gains (losses) on derivative financial instruments	38	(14)	24	59	(23)	36	99	(46)	53
Minimum pension liability	(1,477)	499	(978)	(2,324)	906	(1,418)	(6,529)	2,541	(3,988)
Foreign-currency translation adjustment	(695)	—	(695)	(533)	—	(533)	(532)	—	(532)

	(1,775)	394	(1,381)	(3,162)	1,008	(2,154)	(8,992)	3,326	(5,666)

Miscellaneous

      Under the German Stock Corporation Act, the amount of dividends available for distribution to shareholders is based upon the earnings of Siemens AG as reported in its statutory financial statements determined in accordance with the German Commercial Code (Handelsgesetzbuch). During the fiscal year ended September 30, 2003, Siemens AG management distributed an ordinary dividend of €888 (€1.00 per share) of the 2002 earnings of Siemens AG as a dividend to the shareholders. During the years ended September 30, 2002 and 2001, Siemens AG management distributed €888 (€1.00 per share) of the 2001 earnings and €1,412 (€1.60 per share) of the 2000 earnings of Siemens AG as a dividend to the shareholders.

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

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

24. Commitments and contingencies

Guarantees and other commitments

      The following table presents the undiscounted amount of maximum potential future payments for each major group of guarantee.

	September 30,

	2003	2002

Discounted bills of exchange	61	51
Guarantees
Credit guarantees	515	945
Guarantees of third-party performance	559	1,678
Other guarantees	704	1,960

	1,778	4,583

Collateral for third party liabilities	10	17

      Credit guarantees cover the financial obligations of third parties in cases where Siemens is the vendor and/or contractual partner. These guarantees generally provide that in the event of default or non-payment by the primary debtor, Siemens will be required to pay such financial obligations. In addition, Siemens provides credit guarantees generally as credit-line guarantees with variable utilization to associated and related companies. The maximum amount of these guarantees is subject to the outstanding balance of the credit or, in case where a credit line is subject to variable utilization, the nominal amount of the credit line. These guarantees usually have terms of between one year and five years. Except for statutory recourse provisions against the primary debtor, credit guarantees are generally not subject to additional contractual recourse provisions. In connection with the formation of Infineon as a separate legal entity, Siemens had guarantees relating to business obligations of Infineon that could not be transferred to Infineon for legal, technical or practical reasons. With respect to such guarantees, as of September 30, 2002, Credit guarantees include €61 (that expired in fiscal 2003), for which Siemens had guaranteed the indebtedness of ProMOS, a subsidiary of Infineon. As of September 30, 2003, the Company has accrued €125 relating to credit guarantees compared to €191 at September 30, 2002.

      Furthermore, Siemens issues Guarantees of third-party performance, which include performance bonds and guarantees of advanced payments in cases where Siemens is the general or subsidiary partner in a consortium. In the event of non-fulfillment of contractual obligations by the consortium partner(s), Siemens will be required to pay up to an agreed-upon maximum amount. These agreements span the term of the contract, typically ranging from three months to five years. Generally, consortium agreements provide for fallback guarantees as a recourse provision among the consortium partners. In actual practice, such guarantees are rarely drawn and therefore no significant liability has been recognized in connection with these guarantees. As of September 30, 2002, Guarantees of third-party performance also include a guarantee of €767 (which expired in fiscal 2003) related to commitments of Siemens’ formerly owned defense electronics business, which was sold in 1998.

      Other guarantees include indemnifications issued in connection with dispositions of business entities. Such indemnifications protect the buyer from tax, legal and other risks related to the purchased business entity. As of September 30, 2002, Other guarantees also include a guarantee for Infineon totaling €313 (which expired in fiscal 2003) with respect to contingent liabilities for government grants previously received. As of September 30, 2003 and September 30, 2002, the total accruals for Other guarantees amounted to €196 and €284, respectively.

      As of September 30, 2003, the amount recognized for the non-contingent component of guarantees entered into after December 31, 2002 (see Note 2) was not significant.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

      As of September 30, 2003, future payment obligations under non-cancellable operating leases are as follows:

2004	473
2005	427
2006	393
2007	319
2008	277
Thereafter	945

      The total operating rental expense for the years ended September 30, 2003, 2002 and 2001 was €530, €328 and €279, respectively.

      As of September 30, 2003, the Company has commitments to make capital contributions of €256 to other companies.

      The Company is jointly and severally liable and has capital contribution obligations as a partner in companies formed under the German Civil Code (BGB), through which it has executed profit-and-loss transfer agreements with other companies as a partner in commercial partnerships and in a European Economic Interest Grouping (EEIG) and as a participant in various consortiums.

      Siemens AG and its subsidiaries have been named as defendants in various legal actions and proceedings arising in connection with their activities as a global diversified group. Some of the legal actions include claims for substantial compensatory or punitive damages or claims for indeterminate amounts of damages. In the ordinary course of business, Siemens may also be involved in investigations and administrative and governmental proceedings. Given the number of legal actions and other proceedings to which Siemens is subject, some may result in adverse decisions. Siemens believes it has defenses to the actions and contests them when appropriate. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, Siemens often cannot predict what the eventual loss or range of loss related to such matters will be. Although the final resolution of such matters could have a material effect on Siemens’ consolidated operating results for any reporting period in which an adverse decision is rendered, Siemens believes that its consolidated financial position should not be materially affected.

25. Derivative instruments and hedging activities

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

Derivative financial instruments not designated as hedges

      The Company manages its risks associated with fluctuations in foreign-currency-denominated receivables, payables, debt, firm commitments and anticipated transactions primarily through a Company-wide portfolio approach. This approach concentrates the associated Company-wide risks centrally, and various derivative financial instruments, primarily foreign exchange contracts and, to a lesser extent, interest rate and cross-currency interest rate swaps and options, are utilized to minimize such risks. Such a strategy does not qualify for hedge

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

accounting treatment under SFAS 133. Accordingly, all such derivative financial instruments are recorded at fair value on the Consolidated Balance Sheets as either an Other current asset or Other current liability and changes in fair values are charged to earnings.

      The Company also has foreign-currency derivative instruments, which are embedded in certain sale and purchase contracts denominated in a currency other than the functional currency of the significant parties to the contract, principally the U.S. dollar. Gains or losses relating to such embedded foreign-currency derivatives are reported in Cost of sales in the Consolidated Statements of Income.

Hedging activities

      The Company’s operating units applied hedge accounting for certain significant anticipated transactions and firm commitments denominated in foreign currencies. Specifically, the Company entered into foreign exchange contracts to reduce the risk of variability of future cash flows resulting from forecasted sales and purchases and firm commitments resulting from its business units entering into long-term contracts (project business) which are denominated primarily in U.S. dollars.

      Cash flow hedges—Changes in fair value of forward exchange contracts that were designated as foreign-currency cash flow hedges are recorded in Accumulated other comprehensive income (loss) as a separate component of shareholders’ equity. During the years ended September 30, 2003, 2002 and 2001, net gains (losses) of €40, €— and €(1), respectively, were reclassified from accumulated other comprehensive income (loss) into cost of sales because the occurrence of the related hedged forecasted transaction was no longer probable. During the years ended September 30, 2003, 2002 and 2001, net gains (losses) of €5, €(3) and €(2), respectively, were recognized in cost of sales representing hedge ineffectiveness of derivative contracts.

      It is expected that €89 of net deferred gains in Accumulated other comprehensive income (loss) will be reclassified into earnings during the year ended September 30, 2004 when the hedged forecasted foreign-currency denominated sales and purchases occur.

      As of September 30, 2003, the maximum length of time over which the Company is hedging its future cash flows associated with foreign-currency forecasted transactions is 65 months.

      Fair value hedges—As of September 30, 2003, the Company hedged firm commitments using forward exchange contracts that were designated as foreign-currency fair value hedges of future sales related primarily to the Company’s project business and, to a lesser extent, purchases. The hedging transactions resulted in the recognition of an Other current asset of €21 (2002: €13) and Other current liability of €25 (2002: €6) for the hedged firm commitments, whose changes in fair value were charged to cost of sales. Changes in fair value of the derivative contracts were also recorded in cost of sales. During the year ended September 30, 2003, a net loss of €13 was recognized in cost of sales because the hedged firm commitment no longer qualified as a fair value hedge (no such gains or losses were recorded in fiscal 2002 and 2001). During the years ended September 30, 2003, 2002 and 2001, there was no hedge ineffectiveness.

Interest rate risk management

      Interest rate risk arises from the sensitivity of financial assets and liabilities to changes in market rates of interest. The Company seeks to mitigate such risk by entering into interest rate derivative financial instruments such as interest rate swaps, options and, to a lesser extent, cross-currency interest rate swaps and interest rate futures.

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

Fair value hedges of fixed-rate debt obligations

      Under the interest rate swap agreements outstanding during the years ended September 30, 2003 and 2002, the Company agrees to pay a variable rate of interest multiplied by a notional principle amount, and receive in return an amount equal to a specified fixed rate of interest multiplied by the same notional principal amount. These interest rate swap agreements offset an impact of future changes in interest rates on the fair value of the underlying fixed-rate debt obligations. The interest rate swap contracts are reflected at fair value in the Company’s Consolidated Balance Sheet and the related portion of fixed-rate debt being hedged is reflected at an amount equal to the sum of its carrying amount plus an adjustment representing the change in fair value of the debt obligations attributable to the interest rate risk being hedged. Changes in the fair value of interest rates swap contracts, and the offsetting changes in the adjusted carrying amount of the related portion of fixed-rate debt being hedged, are recognized as adjustments to the line item Income from financial assets and marketable securities, net in the Consolidated Statements of Income. Net cash receipts and payments relating to such interest rate swap agreements are recorded to interest expense.

      The Company had interest rate swap contracts to pay variable rates of interest (average rate of 2.3% and 3.3% as of September 30, 2003 and 2002, respectively) and receive fixed rates of interest (average rate of 4.9% and 5.1% as of September 30, 2003 and 2002, respectively). The notional amount of indebtedness hedged as of September 30, 2003 and 2002 was €5,153 and €6,146, respectively. This resulted in 52% and 66% of the Company’s underlying notes and bonds being subject to variable interest rates as of September 30, 2003 and 2002, respectively. The notional amounts of these contracts mature at varying dates based on the maturity of the underlying hedged items. The net fair value of interest rate swap contracts used to hedge indebtedness as of September 30, 2003 and 2002 was €309 and €305, respectively. During the years ended September 30, 2003, 2002 and 2001, net gains of €13, €2 and €—, respectively, on the interest rate swaps was recognized in Income from financial assets and marketable securities, net representing hedge ineffectiveness.

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

      As of September 30, 2003, the Company’s derivative financial instruments had a net fair value of €757 (2002: €398) and were recorded on the Consolidated Balance Sheets as Other current assets of €1,020 (2002: €623) and Other current liabilities of €263 (2002: €225).

Non-derivative financial instruments

      The fair values for non-derivative financial instruments are determined as follows: Fair value of cash and cash equivalents, short-term receivables, accounts payable, additional liabilities and commercial paper and borrowings under revolving credit facilities approximate their carrying amount due to the short-term maturities of these instruments.

Financial assets and securities

      Fair values for marketable securities and publicly traded long-term equity investments are derived from quoted market prices. It is not practicable to estimate the fair value of the Company’s long-term investments which are not publicly traded, as there are no readily available market prices. The following table presents the fair value (if readily available) and carrying amount of long-term investments:

	September 30,

	2003	2002

Fair value	7,049	4,238
Carrying amount	5,992	5,092

Financing receivables

      Long-term fixed-rate and variable-rate receivables are evaluated by the Company based on parameters such as interest rates, specific country risk factors, individual creditworthiness of the customer and the risk characteristics of the financed project. Based on this evaluation, allowances are taken to account for the expected

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

losses of these receivables. As such, as of September 30, 2003 and 2002, the carrying amounts of such receivables, net of allowances, approximates their fair value.

Debt

      The fair value of debt is estimated by discounting future cash flows using rates currently available for debt of similar terms and remaining maturities. As of September 30, 2003 and 2002, the fair value and carrying amount of debt is as follows:

	September 30,

	2003	2002

Fair value	13,533	12,284
Carrying amount	13,178	12,346

27. Stock-based compensation

      Pursuant to SFAS 123, Accounting for Stock-Based Compensation, the Company has elected to apply Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees and related Interpretations in accounting for its stock-based compensation plan.

Description of plans—1999 Siemens Stock Option Plan

      As part of a stock option plan for members of the Managing Board, executive officers and other eligible employees, the Company’s shareholders authorized the Managing Board on February 18, 1999 to distribute non-transferable options exercisable for up to an aggregate of 10 million common shares. The authority to distribute options under this plan would have originally expired on February 18, 2004. With the ratification by Siemens shareholders of the 2001 Siemens Stock Option Plan (further details see below), the 1999 Siemens Stock Option Plan (the 1999 Plan) has been terminated and further options have not been granted. In connection with the 1999 Plan, the shareholders originally approved an increase in conditional capital in an amount not to exceed €26, which has been increased to up to €45.

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

Description of plans—2001 Siemens Stock Option Plan

      At the Annual Shareholders’ Meeting on February 22, 2001, shareholders authorized Siemens AG to establish the 2001 Siemens Stock Option Plan, making available up to 55 million options. Compared to the 1999

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

Plan, the number of eligible recipients is significantly larger. The option grants are subject to a two-year vesting period, after which they may be exercised for a period of up to three years. The exercise price is equal to 120% of the reference price, which corresponds to the average opening market price of Siemens AG during the five trading days preceding the date of the stock option grant. However, an option may only be exercised if the trading price of the Company’s shares reaches a performance target which is equal to the exercise price at least once during the life of the option. The terms of the plan allow the Company, at its discretion upon exercise of the option, to offer optionees settlement of the options in either newly issued shares of common stock of Siemens AG from the Conditional Capital reserved for this purpose, treasury stock or cash. The alternatives offered to optionees are determined by the Managing Board in each case as approved by the Supervisory Board. Compensation in cash shall be equal to the difference between the exercise price and the opening market price of the Company’s stock on the day of exercising the stock options. As a result of its design, the new plan will have no income effect in the case of settlement in shares due to the fact that the exercise price is also the performance target. Any settlements in cash would be recorded as compensation expense. In connection with the 2001 Siemens Stock Option Plan, the shareholders approved an increase in conditional capital in an amount not to exceed €147.

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

      Additionally, Supervisory Board members receive stock appreciation rights under the same conditions as the Siemens Stock Option Plans (for further information see Note 29).

      Details on option activity and weighted average exercise prices are as follows. On November 24, 2000, the Supervisory Board and the Managing Board granted options exercisable to 1,513 key executives under the 1999 Plan for 2,173,594 (3,260,391 after stock split) shares with an exercise price of €129.35 (€86.23 after stock split) of which options exercisable for 107,000 (160,500 after stock split) shares were granted to the Managing Board. On December 13, 2001, the Supervisory Board and the Managing Board granted options exercisable to 5,413 key executives under the 2001 Siemens Stock Option Plan for 7,357,139 shares with an exercise price of €87.19 of which options exercisable for 151,000 shares were granted to the Managing Board. On November 14, 2002, the Supervisory Board and Managing Board granted options to 5,814 key executives for 9,397,005 shares with an exercise price of €53.70 of which options for 345,000 shares were granted to the Managing Board.

      The options and exercise prices below have been restated to reflect the stock split:

	Year ended September 30,

	2003		2002		2001

		Weighted average		Weighted average		Weighted average
	Options	exercise price	Options	exercise price	Options	exercise price

Outstanding, beginning of period	11,648,767	€82.85	4,963,672	€76.01	1,826,276	€57.73
Granted	9,397,005	€53.70	7,357,139	€87.19	3,260,391	€86.23
Options exercised	—	€—	(139,826)	€57.73	—	—
Options forfeited	(634,896)	€70.28	(532,218)	€85.77	(122,995)	€76.01

Outstanding, end of period	20,410,876	€69.82	11,648,767	€82.85	4,963,672	€76.01

Exercisable, end of period	4,573,058	€76.36	1,617,899	€57.73	—	—

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

      The following table summarizes information on stock options outstanding and exercisable at September 30, 2003:

Options outstanding				Options exercisable

		Weighted average
	Options	remaining life	Weighted average	Number	Weighted average
Exercise prices	outstanding	(years)	exercise price	exercisable	exercise price

€53.70	9,108,875	4	€53.70	—	—
€57.73	1,583,674	3	€57.73	1,583,674	€57.73
€86.23	2,989,384	4	€86.23	2,989,384	€86.23
€87.19	6,728,943	3	€87.19	—	—

Fair value information

      The Company’s determination of the fair value of grants is based on the Black-Scholes option pricing model. The fair value prior to the stock split for the second tranche of the 1999 Plan in November 2000 was €38.11. The fair value of grants made during the years ended September 30, 2003, 2002 and 2001, restated for the stock split are as follows:

	Assumptions at grant date

	2003	2002	2001

Risk-free interest rate	3.31%	4.12%	5.0%
Expected dividend yield	2.23%	1.41%	2.59%
Expected volatility	53.49%	62.55%	50.00%
Expected option life	3 yrs.	4 yrs.	4 yrs.
Estimated weighted average fair value per option	€9.80	€23.36	€25.41
Fair value of total options granted during fiscal year	€92	€172	€83

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

28. Personnel costs

	Year ended September 30,

	2003	2002	2001

Wages and salaries	20,740	22,639	23,028
Statutory social welfare contributions and expenses for optional support payments	3,573	3,592	3,673
Expenses relating to pension plans and employee benefits	1,439	964	401

	25,752	27,195	27,102

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

      The average number of employees in fiscal year 2003 and 2002 was 419,300 and 445,100, respectively. Part-time employees are included on a proportionate basis rather than being counted as full units. The employees were engaged in the following activities:

	September 30,

	2003	2002

Manufacturing	184,900	183,400
Sales and marketing	132,100	146,700
Research and development	45,700	55,700
Administration and general services	56,600	59,300

	419,300	445,100

29. Additional information relating to Board members

Supervisory Board

      The remuneration of members of the Supervisory Board is established by the Annual Shareholder’s Meeting upon the proposal of the Managing and Supervisory Boards. Details are set forth in Section 17 of the Articles of Association of Siemens AG. The remuneration includes a fixed and a dividend-related component. The chairman of the Supervisory Board receives twice and each deputy chairman receives 1.5 times the annual compensation rates of a simple member. On the basis of the authorization by the Annual Shareholder’s Meeting on January 23, 2003, members of the Audit Committee receive an additional 50 percent while the chairman of the Audit Committee receives an additional 100 percent of the compensation rate of a simple member. In addition, each member of the Supervisory Board receives annually 1,500 stock appreciation rights (SAR’s) granted on the same terms as options issued under the Siemens Stock Option Plan in effect at the time.

      The remuneration of the members of the Supervisory Board amounts to €1.8, €1.3 and €1.3 for the years ended September 30, 2003, 2002 and 2001, respectively.

      In addition, each member of the Supervisory Board received 1,500 stock appreciation rights (SAR)’s granted under the same conditions as under the 1999 and 2001 Siemens Stock Option Plans, which had a fair value as of the grant dates in fiscal 2003 (in November 2002), fiscal 2002 and 2001 of €0.3, €0.7 and €0.8, respectively. For each member of the Supervisory Board, the fair value of these SAR’s was €15 thousand, €35 thousand and €38 thousand, respectively (see Note 27).

      Remuneration of the members of the Supervisory Board including stock appreciation rights at fair value as of the grant date amounts to €2.1, €2.0 and €2.1 for the years ended September 30, 2003, 2002 and 2001, respectively.

      During the last two fiscal years there have been no loans outstanding to members of the Supervisory Board.

      After the Annual Shareholders’ Meeting 2003, the Company renewed a contract with Mr. Peter von Siemens, whereas Mr. Peter von Siemens, as a representative of the founder’s family, represents the Company at home as well as abroad and in various associations. The contract grants him a reimbursement of his expenses and he is entitled to a company car and secretarial services.

Managing Board

      The Chairman’s Committee of the Supervisory Board is responsible for determining the remuneration of members of the Managing Board. The remuneration takes into consideration the Company’s size and global presence, its economic and financial position, and the level and structure of managing board compensation at peer

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

group companies in Germany and abroad. Furthermore, the remuneration is performance related and has three components: a fixed salary, a variable bonus, and a stock-based compensation. A significant portion of the goals for the members of the Corporate Executive Committee is tied to Company-wide economic value added (EVA) performance while for the remaining members of the Managing Board their financial goals depend primarily on the performance of the Group led by them. For fiscal 2003, an additional achievement of an ambitious target for net cash from operating and investing activities had been set. One-half of the variable bonus is paid as an annual bonus while the other half is granted as a long-term bonus. The annual bonus is contingent upon achieving the EVA target established for the fiscal year. The long-term bonus depends on the average attainment of EVA targets over a three-year period. As stock-based compensation, members of the Managing Board receive stock options under the Siemens Stock Option Plans authorized by the Annual Shareholders’ Meeting. The number of share granted for each member of the Managing Board is performance-related and determined annually. For more information relating to the conditions of the Siemens Stock Option Plans, see Note 27.

      The remuneration of the members of the Managing Board comprised the following:

	Year ended September 30,

	2003	2002	2001

Base salary	6.5	4.9	4.9
Other fixed compensation	1.2	0.7	0.8
Annual bonus	12.6	9.8	2.9
Long-term bonus	7.9	3.0	2.8
Additional payment for the acquisition of shares of Siemens AG	—	0.1	1.5

Total cash compensation	28.2	18.5	12.9
Fair value of total options received at grant date	3.4	3.5	4.1

Total remuneration	31.6	22.0	17.0

      Other fixed compensation relates to non-cash benefits for company cars, accommodation allowances, social welfare contributions subsidies (or for corresponding direct insurances of the Company) and remunerations for memberships in Supervisory Boards of affiliated companies. Additional payment for the acquisition of shares of Siemens AG for the years ended September 30, 2002 and 2001 relates to the remaining amount of fiscal 2001 remuneration component for the immediate acquisition of a total of 775 shares and 15,375 shares (after stock split), respectively, under the condition that each board member, within a period of 18 months, buys the same number of shares on his own account, and that each board member pays any taxes and other levies associated with the initial payment. These shares are subject to a holding period until the holder leaves the Managing Board.

      Also, in fiscal 2003, 2002 and 2001, the members of the Managing Board received 345,000, 151,000 and 160,500, respectively, of stock options under the 1999 and 2001 Siemens Stock Option Plan. The fair value per option at grant date was €9.80, €23.36 and €25.41, respectively. Accordingly, the total value of stock options granted to members of the Managing Board amounted to €3.4, €3.5 and €4.1, respectively (for more information relating to the conditions of the Siemens Stock Option Plans, see Note 27).

      Pension commitments to current members of the Managing Board are covered by Siemens AG. As of September 30, 2003 and 2002, accruals of €42.3 and €37.0, respectively, have been recorded. Such amounts are included in the amounts disclosed in Note 21.

      During the last two fiscal years, there have been no loans outstanding to members of the Managing Board.

      Former members of the Managing Board and their surviving dependents received pensions and transitional payments of €12.5, €11.2 and €13.2 for the years ended September 30, 2003, 2002 and 2001, respectively. Members of the Managing Board, which were appointed to the Managing Board before October 1, 2002, have the

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

contractually accorded right to receive transitional payments after leaving the Managing Board. The transitional payments generally amount to the fixed salary of the year of resignation and the average of bonus paid for the last three fiscal years before resignation. In single cases, the transitional payments equal a one-year “target compensation.” If a member of the Managing Board resigns early from office, the member has the right to receive a severance payment which amounts to the “target compensation” for the remaining period of service.

      Pension commitments to former members of the Managing Board and their surviving dependents are also covered by Siemens AG. As of September 30, 2003 and 2002, accruals of €106.4 and €106.2, respectively, have been recorded. Such amounts are included in the amounts disclosed in Note 21.

Share ownership

      As of October 25, 2003, the fiscal 2003 members of the Managing and Supervisory Boards hold 690,229 and 13,998, respectively, shares and options representing 0.077% and 0.002%, respectively, of Siemens’ total shares outstanding. These amounts do not include 16,736,966 shares representing 2% of outstanding share capital that is held by the von Siemens-Vermögensverwaltung GmbH (vsV), and the 38,877,285 shares representing approximately 4% as to which the vSV has voting power under a power of attorney. Mr. Peter von Siemens as a representative of the founder’s family has voting control over these shares.

      According to §15a WpHG, members of the Supervisory and Managing Boards have to disclose acquisitions and sales of shares of Siemens AG or of rights with respect to these shares, if shares or rights are not part of the compensation and provided the transactions exceed the threshold set forth in the WpHG. In fiscal 2003, none of those transactions were reported.

Directors and officers (D&O) liability insurance

      The Company provides a D&O insurance policy for all members of the Supervisory and Managing Boards of Siemens AG as well as for all board members of its subsidiaries. This worldwide group insurance policy is renewed annually and expires September 30, 2004. The insurance covers the personal liability of the insured in the case of a financial loss associated to employment functions. There is no deductible for Managing Board and Supervisory Board member in terms of Code Section 3.8, paragraph 2 of the German Corporate Governance Code. It is not considered appropriate to differentiate between board members and other high-level personnel. Furthermore, such a deductible is not common outside Germany.

Related party transactions

      Certain of the board members of Siemens AG hold or in the last fiscal year have held positions of significant responsibility with other entities. The Company has relationships with almost all of these entities in the ordinary course of business, whereby it buys and sells a wide variety of products and services at arm’s length. Significant are the relationships with Deutsche Bank AG. Dr. Josef Ackermann is the Spokesman of the Managing Board of Deutsche Bank AG. The Company’s transactions with Deutsche Bank AG include securities underwritings, other investment banking services, and credit, money market and foreign exchange business.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

30. Earnings per share

	Year ended September 30,

	2003	2002	2001

	(shares in thousands)
Net income	2,445	2,597	2,088
Weighted average shares outstanding—basic	889,988	889,539	885,658
Effect of dilutive stock options	—	92	270

Weighted average shares outstanding—diluted	889,988	889,631	885,928
Basic earnings per share	2.75	2.92	2.36
Diluted earnings per share	2.75	2.92	2.36

      Fiscal 2003 earnings per share amounts are reported after cumulative effects of a change in accounting principles. Basic earnings per share and diluted earnings per share before cumulative effects of a change in accounting principle amounted to €2.71 and €2.71, respectively, for the year ended September 30, 2003.

31. Segment information

      Siemens has fifteen reportable segments (referred to as “Groups”) reported among the components used in Siemens’ financial statement presentation (see Note 1). The Groups are organized based on the nature of products and services provided.

      Within the Operations component, Siemens has thirteen Groups which involve manufacturing, industrial and commercial goods, solutions and services in areas more or less related to Siemens origins in the electrical business. Also included in Operations are operating activities not associated with a Group, which are reported under Other operations (see below) as well as other reconciling items discussed in Reconciliation to financial statements below.

      The Financing and Real Estate component includes the Groups SFS and SRE. The Eliminations, reclassifications and Corporate Treasury component separately reports the consolidation of transactions among Operations and Financing and Real Estate as well as certain reclassifications and the activities of the Company’s Corporate Treasury.

      The results of operations of Infineon for the first two months of the fiscal year 2002 are included in Eliminations, reclassifications and Corporate Treasury. Siemens’ at-equity share in Infineon’s results is shown under Operations (see below Reconciliation to financial statements).

      The accounting policies of these components, as well as the Groups included, are generally the same as those used for Siemens worldwide and are described in the Summary of significant accounting policies (Note 2). Corporate overhead is generally not allocated to segments. Intersegment transactions are generally based on market prices.

      New orders are determined principally as the estimated sales value of accepted purchase orders and order value changes and adjustments, excluding letters of intent.

Operations

      The Managing Board is responsible for assessing the performance of the Operations Groups. The Company’s profitability measure for its Operations Groups is earnings before financing interest, certain pension costs, and income taxes (Group profit) as determined by the Managing Board as the chief operating decision maker (see discussion below). The previously used term “EBIT” was retitled, however the definition remained

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

unchanged. In fiscal year 2001, goodwill amortization of €539 and IPR&D of €126 was excluded from Group profit. In fiscal 2003 and 2002, the Company did not incur IPR&D expenses.

      Group profit excludes various categories of items which are not allocated to the Groups since the Managing Board does not regard such items as indicative of the Groups’ performance. Financing interest is any interest income or expense other than interest income related to receivables from customers, from cash allocated to the Groups and interest expense on payables to suppliers. Financing interest is excluded from Group profit because decision-making regarding financing is typically made centrally by Corporate Treasury.

      Similarly, decision-making regarding essential pension items is done centrally. As a consequence, Group profit includes only amounts related to the service cost of foreign pension plans, while all other pension related costs (including charges for the German pension insurance association and plan administration costs) are included in the line item Corporate items, pensions and eliminations. Until March 31, 2001, the service cost component of domestic net periodic pension cost was included in the measure of Group profitability. Beginning April 2001, management decided to discontinue the allocation of the service cost component of domestic pension costs to the Operations Groups. Beginning fiscal year 2002, interest costs, expected return on plan assets and amortization of unrecognized gains and losses of foreign funded pension plans are no longer included in the measure of segment profitability. Group profit of the operating Groups for fiscal year 2003 and 2002 would have been €235 and €78, respectively, lower if net periodic pension costs were allocated in the same manner as in fiscal 2001.

      Furthermore, income taxes are excluded from Group profit since tax expense is subject to legal structures which typically do not correspond to the structure of the Operations Groups.

      Earnings (losses) from equity investees included in Group profit for the years ended September 30, 2003, 2002 and 2001 of Operations Groups were €16, €37 and €1, respectively, at ICN; €2, €(20) and €6, respectively, at ICM; €84, €44 and €33, respectively, at PG; and €21, €29 and €28, respectively, in the other Operations Groups.

      The Managing Board also determined Net capital employed as the asset measure used to assess the capital intensity of the Operations Groups. Its definition corresponds with the Group profit measure. Net capital employed is based on total assets excluding intracompany financing receivables and intracompany investments and tax related assets, as the corresponding positions are excluded from Group profit (Asset-based adjustments). The remaining assets are reduced by non-interest bearing liabilities other than tax related liabilities (e.g. accounts payable) and certain accruals (Liability-based adjustments) to derive Net capital employed. The reconciliation of total assets to Net capital employed is presented below.

      As a result, both Group profit and Net capital employed represent performance measures focused on operational success excluding the effects of capital market financing issues.

      Other operations primarily refers to operating activities not associated with a Group and certain centrally-held equity investments (such as BSH Bosch und Siemens Hausgeräte GmbH), but excluding the equity investment in Infineon, which is not considered under an operating perspective since Siemens intends to divest its remaining interest in Infineon over time.

Reconciliation to financial statements

      Reconciliation to financial statements includes items which are excluded from definition of Group profit as well as costs of corporate headquarters.

      Corporate items includes corporate charges such as personnel costs for corporate headquarters, the results of corporate-related derivative activities as well as corporate projects and non-operating investments including the Company’s share of earnings (losses) from the equity investment in Infineon. Pensions include the Company’s pension related income (expenses) not allocated to the Groups and consists of all pension related costs, other than

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

amounts related to the service cost of foreign pension plans. Eliminations represent the consolidation of transactions within the Operations component.

      Corporate items, pensions and eliminations in the column Group profit consists of:

	Year ended September 30,

	2003	2002	2001

Corporate items	(747)	(947)	(566)
Pensions	(828)	(250)	279
Eliminations	(1)	(85)	(201)

	(1,576)	(1,282)	(488)

      In fiscal 2003, Corporate items include €170, representing Siemens’ at-equity share in the net loss incurred by Infineon. Fiscal 2003 also includes the positive resolution of an arbitration proceeding as well as reduced corporate costs. Corporate items for the fiscal year ended September 30, 2002, includes negative €338 related to the Company’s share in the net loss of Infineon and the gain on the sale of two centrally-held investments totaling €133 and charges of €146 related to the sale of a portfolio of businesses to KKR (see Note 3). The transaction in the fourth quarter of 2002 was effected as a sale of a portfolio of businesses that resulted in a net gain of €21. However, separate results were allocated to the operating segments where the sold businesses had previously resided. As a result, ICN and PG were allocated gains of €153 and €68, respectively, while PTD was allocated a loss of €54. The allocated values are based on amounts stated in the sales contracts and are not necessarily indicative of their actual fair values. In addition, Corporate items for fiscal 2002 includes charges of €70 relating to the write-off of centrally held investments. For the year ended September 30, 2001, Corporate items includes the loss on the sale of a domestic equity and debt security fund of €209, as well as gains on sales of available-for-sale securities of €227. In addition, fiscal 2001 includes €78 in expenses related to centrally managed litigation issues, €74 in corporate interest expense in part related to the Atecs acquisition and €63 in severance charges. Also included is a gain of €114 related to currency effects and the treatment of derivative contracts not qualifying for hedge accounting as well as a positive resolution of certain asset disposal contingencies of €162.

      Pensions for fiscal 2003 and 2002 were negatively affected by changes in pension trust net asset values and lower return assumptions. In addition, fiscal 2003 was impacted by increased amortization expense primarily related to the underfunding of the Company’s pension trusts. For more information related to the Company’s pension plans, see Note 21.

      Other interest expense of Operations relates primarily to interest paid on debt and corporate financing transactions through Corporate Treasury.

      Under Goodwill amortization and purchased in-process R&D expenses only amounts are shown which were not included in Group profit of fiscal 2001.

      For fiscal 2002, Gains on sales and dispositions of significant business interests include gains of €936 from the sales of approximately 63.1 million Infineon shares in open market transactions. For fiscal year 2001, such amount includes a gain of €3,459 from the irrevocable transfer of approximately 93.8 million Infineon shares into Siemens’ domestic pension trust as well as a €484 gain from a follow-on offering by Infineon of approximately 60 million of its shares in the fourth quarter. In addition, Infineon increased its capital in connection with two acquisitions, which resulted in an aggregate gain of €122. Siemens did not participate in these capital increases.

      For fiscal 2001, Other special items include goodwill impairments, primarily related to acquisitions made by ICN and A&D of Efficient and Milltronics totaling €927, and the write-down of inventories and assets associated with the contract cancellation of a centrally managed contract by the Argentine government of €258. This contract was originally entered into by SBS.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

      The following table reconciles total assets of the Operations component to Net capital employed of the Operations Groups as disclosed in Segment Information according to the above definition:

	September 30,

	2003	2002

Total assets of Operations	64,475	67,699
Asset-based adjustments
Intracompany financing receivables and investments	(11,931)	(14,127)
Tax related assets	(4,373)	(4,350)
Liability-based adjustments
Pension plans and similar commitments	(5,813)	(5,299)
Accruals	(6,022)	(6,690)
Liabilities to third parties	(20,394)	(21,478)
Total adjustments (line item Other assets related reconciling items within the Segment Information table)	(48,533)	(51,944)
Net capital employed of Corporate items, pensions and eliminations	3,781	3,021

Net capital employed of Operations Groups	19,723	18,776

Infineon

      Earnings from equity investees included in EBIT at Infineon were €32 for the year ended September 30, 2001.

Financing and Real Estate

      The Company’s performance measurement for its Financing and Real Estate Groups is Income before income taxes. In contrast to the performance measurement used for the Operations Groups, interest expense and income is an important source of revenue and expense for Financing and Real Estate.

      For the years ended September 30, 2003, 2002 and 2001, Income before income taxes at SFS includes interest revenue of €445, €510 and €603, respectively, and interest expense of €253, €310 and €404, respectively. In addition, Income before income taxes includes earnings from equity investees for the years ended September 30, 2003, 2002 and 2001 of €60, €41 and €5, respectively.

      For the years ended September 30, 2003, 2002 and 2001, Income before income taxes at SRE includes interest revenue of €9, €13 and €19, respectively, and interest expense of €105, €132 and €150, respectively.

Eliminations, reclassifications and Corporate Treasury

      Income before income taxes consists primarily of interest income due to cash management activities, corporate finance, and certain currency and interest rate derivative instruments. For the fiscal year ended September 30, 2003, Income before income taxes also includes a gain of €35 from the repurchase and the retirement of €1,440 notional amount of the Siemens Nederland N.V. 1% exchangeable notes. For the fiscal year ended September 30, 2002, the results of operations from Infineon for the first two months of the fiscal year 2002 are included.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

Description of business segments

      The Operations Groups are comprised of the following businesses:

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

      Siemens Dematic (SD)—SD supplies logistics and factory automation equipment. It designs, engineers, manufactures and supplies turnkey facilities and the associated components, systems and services for electronic assembly systems, logistics and factory automation equipment as well as postal automation systems. SD was formed in May 2001, following the merger of the former Group Siemens Production and Logistics Systems and Mannesmann Dematic Systems.

      Siemens Building Technologies (SBT)—SBT provides products, systems and services for monitoring and regulating the temperature, safety, electricity, lighting and security of commercial and industrial property. In addition, it provides full technical facility management services within selected markets.

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

      Medical Solutions (Med)—Med develops, manufactures and markets diagnostic and therapeutic systems and devices such as computed tomography, magnetic resonance imagers, ultrasound and radiology devices, and hearing instruments as well as information technology systems for clinical and administrative purposes. It provides technical maintenance, professional and consulting services.

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

      The Financing and Real Estate Groups are comprised of the following two businesses:

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

32. Geographic information

      The following table presents data by geographic region as of and for the years ended September 30, 2003, 2002 and 2001.

	Sales by location of customer			Sales by location of companies

	2003	2002	2001	2003	2002	2001

Germany	17,100	18,102	19,144	27,123	28,845	30,547
Europe (other than Germany)	25,327	26,597	26,196	22,196	23,326	23,024
U.S.	15,357	20,288	21,103	15,293	21,078	21,102
Americas other than U.S.	3,206	4,389	4,893	2,683	3,229	3,928
Asia-Pacific	8,728	9,668	11,081	5,560	6,153	7,228
Other countries	4,515	4,972	4,583	1,378	1,385	1,171

Siemens worldwide	74,233	84,016	87,000	74,233	84,016	87,000

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

	Long-lived assets

	2003	2002	2001

Germany	4,340	4,447	7,368
Europe (other than Germany)	3,036	3,198	3,991
U.S.	2,174	2,735	4,486
Americas other than U.S.	447	477	633
Asia-Pacific	718	842	1,197
Other countries	41	43	128

Siemens worldwide	10,756	11,742	17,803

      Long-lived assets consist of property, plant and equipment.

33. Subsequent events

      In October 2003, Med completed the sale of its Life Support Systems business to Getinge AB, of Sweden. Also in October 2003, Siemens made additional supplemental cash contributions to its pension trusts of €1,255.

PART III, Continued

Item 19: Exhibits

Exhibit
Number	Description of Exhibit

1.1	English translation of Articles of Association of Siemens Aktiengesellschaft updated as of October 2003.
3.1	Irrevocable Trust Agreement, by and among Siemens Aktiengesellschaft and First Union Trust Company, National Association (now Wachovia Trust Company, National Association), dated December 5, 2001.*
3.2	Standstill Agreement, between Siemens Aktiengesellschaft and First Union Trust Company, National Association (now Wachovia Trust Company, National Association), dated December 5, 2001.*
8.1	List of Significant Subsidiaries.
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification Chief Executive Officer pursuant to 18. U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification Chief Financial Officer pursuant to 18. U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
14.1	Consent of KPMG Deutsche Treuhand-Gesellschaft AG.

*	The exhibit is incorporated by reference to the Exhibits filed with the Company’s Annual Report on Form 20-F dated January 7, 2002.

III-1

SIGNATURES

       The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused the undersigned to sign this annual report on its behalf.

Date: December 5, 2003

SIEMENS AKTIENGESELLSCHAFT

/s/ HEINZ-JOACHIM NEUBÜRGER

Heinz-Joachim Neubürger
Chief Financial Officer

/s/ DR. KLAUS PATZAK

Dr. Klaus Patzak
Vice President and Corporate Controller

III-2