Form 20-F
period 2004-09-30
SIEMENS AKTIENGESELLSCHAFT
filed 2004-11-29
CIK 1135644

As filed with the Securities and Exchange Commission on November 29, 2004

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)

OF THE SECURITIES EXCHANGE ACT OF 1934 ☐

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2004. ☑

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

     The number of outstanding shares of each of the issuer’s classes of capital or common stock as of September 30, 2004: 891,075,461 common shares, no par value.

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

Item 17 ☐  Item 18 ☑

FORWARD LOOKING STATEMENTS

       This Form 20-F contains forward-looking statements and information— that is, statements related to future, not past, events. These statements may be identified by words as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will” or words of similar meaning. Such statements are based on our current expectations and certain assumptions, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect its operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens worldwide to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. For us, particular uncertainties arise, among others, from changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products or technologies by other companies, lack of acceptance of new products or services by customers targeted by Siemens worldwide, changes in business strategy and various other factors. More detailed information about certain of these factors is contained throughout this report. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as anticipated, believed, estimated, expected, intended, planned or projected. Siemens does not intend or assume any obligation to update or revise these forward-looking statements in light of developments which differ from those anticipated.

      In this Form 20-F, references to “we,” “us,” “our,” “Company” or “Siemens” are to Siemens Aktiengesellschaft and, unless the context otherwise requires, to its consolidated subsidiaries. In Item 4: “Information on the Company,” we use the terms “we” and “us” to refer to a specific Siemens group. Throughout this annual report, whenever a reference is made to our Company’s website, such reference does not incorporate information from the website by reference into this annual report. On February 22, 2001, our shareholders approved a stock split of one share for every two shares held. The stock split took effect for trading purposes on April 30, 2001. See Item 3: “Key Information— Dividends.” Except as otherwise specified, the share data in this document reflect this stock split.

i

[THIS PAGE INTENTIONALLY LEFT BLANK]

ii

PART I

ITEM 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

       Not applicable.

ITEM 2: OFFER STATISTICS AND EXPECTED TIMETABLE

       Not applicable.

ITEM 3: KEY INFORMATION

SELECTED CONSOLIDATED FINANCIAL AND STATISTICAL DATA

       The United States Generally Accepted Accounting Principles (U.S. GAAP) selected financial data set forth below should be read in conjunction with, and are qualified in their entirety by reference to, the Consolidated Financial Statements and the Notes thereto presented elsewhere in this document.

INCOME STATEMENT DATA

	Year ended September 30,

	2004	2003	2002	2001	2000

	(€ in millions, except per share data)
Net sales	75,167	74,233	84,016	87,000	77,484
Income before income taxes	4,232	3,372	3,475	2,678	12,239
Net income	3,405	2,445	2,597	2,088	8,860
Basic earnings per share	3.82	2.75	2.92	2.36	9.97
Diluted earnings per share	3.66	2.75	2.92	2.36	9.96

BALANCE SHEET DATA

	At September 30,

	2004	2003	2002	2001	2000

	(€ in millions)
Total assets	79,518	77,605	77,939	90,118	81,654
Long-term debt	9,785	11,433	10,243	9,973	6,734
Shareholders’ equity	26,855	23,715	23,521	23,812	28,480
Capital stock	2,673	2,673	2,671	2,665	1,505

      The number of shares issued at September 30, 2004, 2003, 2002, 2001 and 2000 was 891,075,711, 890,866,301, 890,374,001 and 888,230,245, 882,930,900, respectively, after stock split.

DIVIDENDS

       The following table sets forth in euros and in dollars the dividend paid per share for the years ended September 30, 2000, 2001, 2002, 2003 and the proposed dividend per share for the year ended September 30, 2004. The table does not reflect the related tax credits available to German taxpayers who receive dividend payments. Owners of our shares who are United States residents should be aware that they will be subject to German withholding tax on dividends received. See Item 10: “Additional Information—Taxation.”

	Dividend paid
	per share

Year ended September 30,	Euro		Dollar

2000	1.60	(1)(2)	1.41	(1)(2)
2001	1.00		1.14
2002	1.00		1.08
2003	1.10		1.40
2004	1.25	(3)	—

(1)	Includes a special dividend of €0.67 per share.

(2)	Adjusted for stock split.

(3)	Proposed by the Managing Board and the Supervisory Board; to be approved by the shareholders at the shareholders’ annual meeting on January 27, 2005.

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

EXCHANGE RATE INFORMATION

       We publish our Consolidated Financial Statements in euros. As used in this document, “euro” or “€” means the single unified currency that was introduced in the Federal Republic of Germany and ten other participating member states of the European Union on January 1, 1999. “U.S. dollar,” “U.S.$,” “USD” or “$” means the lawful currency of the United States of America. The currency translations made in the case of dividends we have paid have been made at the noon buying rate at the date of the Annual Shareholders’ Meeting at which the dividends were approved. As used in this document, the term “noon buying rate” refers to the rate of exchange for euro, expressed in U.S. dollar per euro, as announced by the Federal Reserve Bank of New York for customs purposes as the rate in The City of New York for cable transfers in foreign currencies.

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

Fiscal year ended September 30,	Average

2000	0.9549
2001	0.8886
2002	0.9208
2003	1.0919
2004	1.2199

      The following table shows the noon buying rates for euro in U.S. dollars for the last six months.

2004	High	Low

June	1.2320	1.2006
July	1.2437	1.2032
August	1.2368	1.2025
September	1.2417	1.2052
October	1.2783	1.2271
November	1.3059	1.2703

      On November 22, 2004, the noon buying rate was U.S.$1.3048 per €1.00.

      Commencing January 1999, our shares have traded on the Frankfurt Stock Exchange in euro. Fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar equivalent of the euro price of the shares on the Frankfurt Stock Exchange and, as a result, are likely to affect the market price of the American Depositary Shares (referred to as ADSs) on the New York Stock Exchange. We will declare any cash dividends in euro and exchange rate fluctuations will affect the U.S. dollar amounts received by holders of ADSs on conversion of cash dividends on the shares represented by the ADSs.

RISK FACTORS

       Our business, financial condition or results of operations could suffer material adverse effects due to any of the following risks. We have described all the risks that we consider material but the risks described below are not the only ones we face. Additional risks not known to us or that we now consider immaterial may also impair our business operations.

      Our business is affected by the uncertainties of economic and political conditions: Our business environment is influenced by conditions in the domestic and global economies. Numerous factors, such as global political conflicts, including situations in the Middle East and other regions, continue to impact macroeconomic parameters and the international capital markets. The uncertainty of economic and political conditions can impact the demand for our products and services, and also make our budgeting and forecasting more difficult.

      Our Information and Communication Networks (ICN) and Information and Communication Mobile (ICM) Groups are particularly affected by the market conditions in the telecommunications industry. In addition, Siemens VDO Automotive (SV) and Osram are suppliers to the automotive industry, and their sales and the profitability could be negatively impacted by the financial condition of their automotive customers. Furthermore, the demand for products of our Groups is linked to the consumer demand for automobiles, which may be adversely impacted by the continuing uncertain economic environment.

      In light of these economic conditions, in fiscal year 2004, we continued our cost-cutting initiatives across our business Groups. These include adjusting existing capacities through consolidation of manufacturing facilities, streamlining product portfolios and reducing headcount. The contribution of these measures to our profitability will be influenced by the actual savings achieved and by our ability to sustain these ongoing efforts.

      We operate in highly competitive markets, which are subject to price pressure and rapid changes: The worldwide markets for our products are highly competitive in terms of pricing, product and service quality, development and introduction time, customer service and financing terms. We face strong competitors, some of which are larger and may have greater resources in a given business area. Siemens faces downward price pressure and is exposed to market downturns or slower growth. Some industries in which we operate are undergoing consolidation, which may result in stronger competitors and a change in our relative market position. In some of our markets new products must be developed and introduced rapidly in order to capture available opportunities, and this can lead to quality problems. Our operating results depend to a significant extent on our ability to adapt to changes in the market and reduce the costs of producing high-quality new and existing products.

      Our businesses must keep pace with technological change and develop new products and services to remain competitive: The markets in which our businesses operate experience rapid and significant changes due to the introduction of innovative technologies. To meet our customers’ needs in these businesses, we must continuously design new, and update existing, products and services and invest in and develop new technologies. This is especially true for our Groups ICN, ICM, Siemens Business Services (SBS), Medical Solutions (Med) and SV. For example, ICN and ICM are currently involved in developing marketable components, products and systems, for a new generation of wireless communications technology. Introducing such new offerings requires a significant commitment to research and development, which may not always result in success. Our sales may suffer if we invest in technologies that do not function as expected or are not accepted in the marketplace, if our products or systems are not brought to market in a timely manner, or if they become obsolete.

      We may have difficulty in identifying and executing acquisitions, strategic alliances, joint ventures and mergers and in executing divestitures: Our strategy involves divesting our interests in some business areas and strengthening others through acquisitions, strategic alliances, joint ventures and mergers. Transactions such as these are inherently risky because of the difficulties of integrating people, operations, technologies and products that may arise. Strategic alliances may also pose risks for us because we compete in some business areas with companies with which we have strategic alliances. We may incur significant acquisition, administrative and other costs in connection with these transactions, including costs related to integration of acquired or restructured businesses. There can be no assurance that any of the businesses we acquire can be successfully integrated or that they will perform well once integrated. Acquisitions may also lead to potential write-downs of long-lived assets including goodwill due to unforeseen business developments that may adversely affect our earnings.

      Our financial results and cash flows may be adversely affected by cost overruns or additional payment obligations particularly with respect to our long-term contracts: A majority of our operating Groups, including ICN, ICM, SBS, Industrial Solutions & Services (I&S), Logistics and Assembly Systems (L&A), Power Generation (PG), Power Transmission & Distribution (PTD) and Transportation Systems (TS), perform a significant portion of their business, especially large projects, under long-term contracts that are awarded on a competitive bidding basis. The profit margins realized on such fixed-priced contracts may vary from original estimates as a result of changes in costs and productivity over their term. We sometimes bear the risk of quality problems, cost overruns or contractual penalties caused by unexpected technological problems, unforeseen developments at the project sites, problems with our subcontractors or other logistic difficulties. Certain of our multi-year contracts also contain demanding installation and maintenance requirements, in addition to other performance criteria relating to timing, unit cost requirements and compliance with government regulations, which, if not satisfied, could subject us to substantial contractual penalties, damages, non-payment or contract termination. There can be no assurance that all of our fixed-priced contracts can be completed profitably.

      We face operational risks in our value chain processes: Our value chain comprises all the steps in our operations, from research and development, to production, marketing and sales. Operational failures in our value chain processes could result in quality problems or potential product, labor safety, regulatory or environmental risks. Such risks are particularly present in relation to our production facilities, which are located all over the world and have a high degree of organizational and technological complexity. From time to time, some of the products we sell have quality issues originating from the design or manufacture of the product, or from the software integrated into them. These quality issues may have financial and legal ramifications.

      We are dependent upon the ability of third parties to deliver parts, components and services on time: We rely on third parties to supply us with parts, components and services. Using third parties to manufacture, assemble and test our products reduces our control over manufacturing yields, quality assurance, product delivery schedules and costs. The third parties that supply us with parts and components also have other customers and may not have sufficient capacity to meet all of their customers’ needs, including ours, during periods of excess demand. Component supply delays can affect the performance of certain of our operating Groups. Although we work closely with our suppliers to avoid supply-related problems, there can be no assurance that we will not encounter supply problems in the future or that we will be able to replace a supplier that is not able to meet our demand. These shortages and delays could materially harm our business. Unanticipated increases in the price of components due to market shortages could also adversely affect the performance of certain of our business Groups.

      We may be adversely affected by rising raw material prices: Our operating Groups are exposed to fluctuations in energy and raw material prices. In the recent past, oil, steel and copper prices in particular have increased on a worldwide basis. If we are not able to compensate or pass on our increased costs to customers, this could have an adverse impact on our financial results.

      We are exposed to currency risks and interest rate risks: We are particularly exposed to fluctuations in the exchange rate between the U.S. dollar and the euro, because a high percentage of our business volume is conducted in the U.S. and as exports from Europe. Our currency risks—as well as interest rate risks—are hedged on a company-wide basis using derivative financial instruments. Depending on the development of foreign currency exchange rates, our hedging activities can have significant effects on our cash flow, particularly for our treasury activities (Corporate Treasury). In addition, the interest rate hedging activities not qualifying for hedge accounting of our Corporate Treasury, are subject to changes in interest rates. Exchange rate and interest rate fluctuations may influence our financial results. A further strengthening of the euro particularly against the U.S. dollar may also change our competitive position as many of our competitors may benefit from having a substantial portion of their costs based in weaker currencies, enabling them to offer their products at lower prices. For more details regarding currency risks, interest rate risks, hedging activities and other market risks, please see Item 11: “Quantitative and Qualitative Disclosure About Market Risk.”

      Our financing activities subject us to various risks including credit and interest rate risk: We provide to our customers various forms of direct and indirect financing in connection with large projects such as those undertaken by ICN, ICM, PG and TS. Financing of GSM or UMTS wireless network equipment for ICM customers who lack established credit histories may cause special credit risks for us. We also finance a large number of smaller customer orders, through for example, the leasing of telephone systems and medical equipment, in part, through Siemens Financial Services (SFS). SFS also incurs credit risk by financing third-party equipment. For additional information on customer financing see Item 5: “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Resources and Capital Requirements—Customer financing.” We also sometimes take a security interest in the projects we finance. We may lose money if any of our customers are not able to pay us, if the value of the property that we have taken a security interest in declines, if interest rates or foreign exchange rates fluctuate, or if the projects in which we invest are unsuccessful. Siemens evaluates such financing requirements on a very selective basis and has forgone, and will continue to forgo, new business contracts if the financing risks are not justifiable.

      The funded status of our off-balance sheet pension benefit plans and its financial statement impact is dependent on several factors: Significant changes in investment performance or a change in the portfolio mix of invested assets can result in corresponding increases and decreases in the valuation of plan assets, particularly equity securities, or in a change of the expected rate of return on plan assets. Pension plan valuation assumptions can also affect the funded status. For example, a change in discount rates would result in a significant increase or decrease in the valuation of pension obligations, affecting the reported funded status of our pension plans, as well as the net periodic pension cost in the following financial year. Similarly, changes in the expected return on plan assets assumption can result in significant changes in the net periodic pension cost in the following financial year. Changes in other pension plan assumptions, such as discount rate, expected return on plan assets, the compensation increase rate and pension progression, can also materially impact net periodic pension expense.

      We are dependent upon hiring and retaining highly qualified management and technical personnel: Competition for highly qualified management and technical personnel remains intense in the industries in which our business Groups operate. In many of our business areas, we further intend to extend our service businesses significantly, for which we will need highly skilled employees. Our future success depends in part on our continued ability to hire, assimilate and retain engineers and other qualified personnel. There can be no assurance that we will continue to be successful in attracting and retaining highly qualified employees in the future.

      We are subject to regulatory and similar risks associated with our international operations: Changes in regulatory requirements, tariffs and other trade barriers and price or exchange controls could impact our sales and profitability and make the repatriation of profits difficult. In addition, the uncertainty of the legal environment in some regions could limit our ability to enforce our rights. We expect that sales to emerging markets will continue to be an increasing portion of total sales, as our business naturally evolves and as developing nations and regions around the world increase their demand for our offerings. Emerging market operations present several risks, including volatility in gross domestic product, civil disturbances, economic and governmental instability, the potential for nationalization of private assets, and the imposition of exchange controls. In particular, our sizeable operations in China are influenced by a legal system that is still developing and is subject to change. The demand for many of the products of our business Groups, particularly those that derive their revenue from large projects, can be affected by expectations of future demand, prices and gross domestic product in the markets in which those Groups operate.

      We are subject to environmental and other government regulations: Some of the industries we operate in are highly regulated. Med, for example, is subject to the restrictive regulatory requirements of the Food and Drug Administration (FDA) in the U.S. Current and future environmental and other government regulations, or changes thereto, may result in significant increases in our operating or product costs. We could also face liability for damage or remediation for environmental contamination at the facilities we design or operate. See Item 4: “Information on the Company—Environmental Matters” for a discussion of significant environmental matters. We accrue for environmental risks when it is probable that an obligation has been incurred and the amount can be reasonably estimated. With regard to certain environmental risks, we maintain liability insurance at levels that our management believes are appropriate and in accordance with industry practice. There can be no assurance that (i) we will not incur environmental losses beyond the limits, or outside the coverage, of such insurance or that any such losses would not have a material adverse effect on the results of our operations or financial condition, or (ii) our provisions for environmental remediation will be sufficient to cover the ultimate loss or expenditure.

      Our business could suffer as a result of current or future litigation: We are subject to numerous risks relating to legal proceedings to which we are currently a party or that could develop in the future. In the ordinary course of our business we become implicated in lawsuits, including suits involving allegations of improper delivery of goods or services, product liability, product defects, quality problems and intellectual property infringement. For additional information with respect to legal proceedings see Item 4: “Information on the Company—Legal Proceedings.” There can be no assurance that the results of these or other legal proceedings will not materially harm our business, reputation or brand. We maintain liability insurance for legal risks at levels our management believes are appropriate and in accordance with industry practice. We accrue for litigation risks when it is probable that an obligation has been incurred and the amount can be reasonably estimated. There can be no assurance that (i) we will not incur losses relating to litigation beyond the limits, or outside the coverage, of such insurance or that any such losses would not have a material adverse effect on the results of our operations or financial condition, or (ii) our provisions for litigation related losses will be sufficient to cover our ultimate loss or expenditure.

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

      During fiscal 2004, Siemens employed an average of 419,200 people in approximately 190 countries worldwide. In fiscal 2004, we had net sales of €75.167 billion. Our balanced business portfolio is based on leadership in electronics and electrical engineering. We have combined this expertise with a commitment to original research and development (R&D) to build strong global market positions in equipment for telecommunications and networking, industrial automation, power generation and medical diagnostics. We are also a major world competitor in rail transportation systems, automotive electronics and lighting. Our businesses operate under a range of regional and economic conditions. In internationally oriented long-cycle industries, for example, customers have multi-year planning and implementation horizons that tend to be independent of short-term economic trends. Our activities in these areas include power generation, power transmission and distribution, medical solutions and rail systems. By contrast, in fields with more industry-specific cycles, customers tend to have shorter horizons for their spending decisions and greater sensitivity to current economic conditions. Our activities in these areas include information and communications, automation and drives and lighting. Some activities, especially information and communications, medical solutions and automotive, are also influenced by technological change and the rate of acceptance of new technologies by end users.

      In fiscal 2003, we vigorously pursued a strategy we called Operation 2003 with the overriding purpose to increase profitability through a set of strategic programs and initiatives aimed at achieving specific earnings margin targets for our business Groups and generating cash during a period of slow macroeconomic growth. Upon the successful completion of Operation 2003, we conducted a thorough review of our management system, in order to further refine and improve it. We expanded our top+ business excellence program at the start of fiscal 2004, integrating it into a reorganized Siemens Management System (SMS) consisting of three programs: Innovation, Customer Focus and Global Competitiveness. Launched in October 2003, the SMS motivates Siemens business Groups to further intensify their R&D activities to yield new and improved innovative products and to expand and develop customer relationships. Accordingly, we enhance their overall cost position as one way, among many others, to further advance Siemens’ competitiveness in the global marketplace. In fiscal 2004, we began our “Go for Profit and Growth” initiative, which we will continue in fiscal 2005.

      In the remainder of this section, we detail the SMS strategy, highlight portfolio optimization activities in recent years, and describe the long-term, broad-based management strategies that span all of our businesses and will guide our growth in the years ahead.

SIEMENS MANAGEMENT SYSTEM

      Innovation—has been a hallmark of Siemens since its inception, and our commitment to innovation remains strong, with a total €5.063 billion of R&D expenses and approximately 6.7% of sales invested in R&D in fiscal 2004. Innovation cycles are increasingly shorter. The role of management is to identify opportunities to bring innovation to market as rapidly and profitably as possible, such as by using common technology platforms across multiple businesses.

      Customer focus—means meeting a customers’ needs rather than simply selling a product or service. In practice, we market our products, solutions and services not only through our business Groups but also take advantage of cross-selling opportunities. We intend to maximize our customers’ satisfaction and market penetration through various initiatives, including cross-selling programs. Throughout our Groups, we will initiate further emphasis of our service business to stimulate sales. It is important to treat our customers as partners, to involve them in our own development processes and to provide them with market-oriented solutions.

      Global competitiveness—the third component of the Siemens Management System, concerns our ability to compete and market our products on a worldwide basis. Siemens is present in approximately 190 countries and benefits from its multicultural mix of managers and employees in these countries. It is our primary goal to secure competitive strength by utilizing and optimizing all parts of our worldwide value chain including procurement, production and hardware, development of software, shared services and back-office functions. In addition, we plan to expand our presence in our growth regions.

PORTFOLIO ACTIVITIES

      Since fiscal 2002, we have completed the following significant transactions in our efforts to realign our businesses in order to achieve sustainable profitability growth:

Acquisitions

•	Acquisition of USFilter Corporation (USFilter) which offers water systems and services products in the municipal and industrial water treatment and supply market in the fourth quarter of fiscal 2004;

•	Acquisition of three entities not significant individually in fiscal 2004: Trench Electric Holdings BV, Netherlands, BBC Technology Holdings Ltd., UK and the Huntsville, Alabama, USA business group of an automotive electronics manufacturer; and

•	Acquisition of the industrial turbine business of Alstom S.A. (Alstom), Paris, which was structured in two transactions; in the first transaction in April 2003, Power Generation (PG) acquired the small gas turbine business of Alstom; and in the second transaction in July 2003, PG acquired Alstom’s medium-sized gas and steam turbine businesses.

Dispositions

•	In the fourth quarter of fiscal 2004, Siemens divested a 74.9% interest in SBS’ banking software company KORDOBA Gesellschaft für Bankensoftware mbH & Co. KG (Kordoba);

•	Siemens contributed the Patient Care System and Electro Cardiography System businesses of our Medical business Group into a joint venture with Drägerwerk AG in exchange for a 35% interest in the joint venture Dräger Medical AG & Co. KGaA (Dräger Medical) in June 2003. In October 2003, Siemens completed the sale of its Life Support Systems business to Getinge AB, Sweden and contributed the net proceeds from this sale to Dräger Medical;

•	In September 2002, Siemens divested of several business activities to Kohlberg Kravis Roberts & Co. L.P. (KKR), including units acquired as part of our acquisition of the Atecs Mannesmann group, the Metering division of our PTD Group, the Ceramics division of our PG Group and a regional service business belonging to our ICN Group;

•	In July 2002, divestiture of Unisphere Networks, Inc.;

•	In fiscal 2002, divestiture of certain other businesses and assets related to the acquisition of Atecs Mannesmann AG; and

•	Siemens decreased its ownership interest in Infineon Technologies AG (Infineon) from 64.0% at the beginning of fiscal 2002 to 18.2% at the end of fiscal 2004.

      For a detailed discussion of our acquisitions and dispositions, see “Notes to Consolidated Financial Statements.”

ECONOMIC VALUE ADDED (EVA)

      A core element of our strategy has been an emphasis on EVA as a measurement of the success of each of our business Groups and of our Company as a whole. Economic value added provides a measure of the return of a business Group over its cost of capital. We believe that our management incentive compensation, which is based on economic value added targets, plays a key role in keeping us focused on our profitability goals.

CORPORATE STRUCTURE

       Our corporate structure consists of fifteen different business Groups active in seven different business areas.

      The majority of our business is devoted to providing products and services to customers based on Siemens’ historical expertise in innovative electrical engineering and electronics. We refer to this component of our business as Operations, which is divided into the 13 operating Groups. These Groups typically design, manufacture, market, sell, and service products and systems, or help customers use and manage those products and systems. A Group is equivalent to a reportable segment as defined by U.S. GAAP.

      Another component of our Company is made up of two Groups, involved in non-manufacturing activities such as financing, leasing, and real estate. We refer to this component as Financing and Real Estate.

      For a detailed description of our business Groups, see “—Description of Business.”

      In addition, we hold non-controlling interests in a number of businesses. The most significant of these is our interest in BSH Bosch und Siemens Hausgeräte GmbH which manufactures consumer household appliances, often referred to as “white goods” and Fujitsu Siemens Computers for computers.

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

DESCRIPTION OF BUSINESS

       Our seven business areas and fifteen Groups are as follows:

*	The Groups ICN and ICM were combined into one Group named Communications (Com) as of October 1, 2004.

INFORMATION AND COMMUNICATIONS

Information and Communication Networks (ICN)

Year ended
September 30, 2004

Total sales	€6.994 billion
External sales as percentage of Siemens net sales	8.41%
Group profit	€222 million

      ICN develops, manufactures and sells comprehensive public and enterprise communication systems, including related hardware and software, and provides a wide variety of consultancy, maintenance and other services. ICN’s worldwide customer base comprises service providers, such as network operators and internet service providers, as well as private companies, ranging from small businesses to large multinational enterprises.

      Our focus has shifted from traditional communication systems that carry primarily voice (narrowband networks) to systems that can combine voice, data and multimedia, such as video transmissions (broadband or next generation networks). Our carrier business upgrades existing voice-centered networks primarily to allow the transmission of voice, data and multimedia, based on internet protocol (IP) (often referred to as IP convergence), so that service providers can address new revenue opportunities while protecting their significant investments in their existing networks. For our new customers, we also design and build new IP-based networks. Our enterprise business offers comprehensive communication products and solutions designed to increase productivity of enterprises by converging their voice and data networks on a single unified network infrastructure and by integrating real-time communication applications. Our Group is organized in three divisions: Carrier Networks, Carrier Service and Enterprise Networks.

      Carrier Networks. This division is a leading system provider for public fixed-line communication network infrastructure. We offer innovative and comprehensive solutions designed to reduce the operating costs of our carrier customers and to increase the efficiency of their networks. Additionally, we provide applications that enable our customers to increase their revenues by allowing them to offer more products and services such as telephone and video conferencing and to thus carry more IP-converged traffic over their networks. Our customers worldwide include telephone operators, cable and other alternative operators, data carriers, internet service providers and application service providers.

      Our product portfolio addresses each of the following three telecommunication networks segments: access, transport and control. For network access, we provide products and solutions that upgrade the portion of a telephone network between a home or a business and the first network switching system (the last mile) equipping it to carry not only voice but data requiring very high bandwidth. We also offer broadband equipment for homes and businesses, including modems for high-speed internet access. As part of our new network access strategy, in fiscal 2004, we initiated a comprehensive partnership with the Korean access specialist Dasan Networks Inc. (Dasan), in which we held a significant minority interest, giving us a strong local partner in Asia. After receiving approval from the German antitrust authorities, in fiscal 2005, we acquired a controlling interest in Dasan on October 18, 2004. Dasan offers broadband access products such as DSLAMs (DSL access multiplexers) and switches based on Ethernet. For network transport, we offer transport solutions for optical networks, which use light waves to transmit communications signals through fiber optic cables. Our transport solutions combine hardware and software designed to deliver higher transmission rates between network elements. To complete our transport network product portfolio, in fiscal 2004, we entered into a global reseller agreement with the Chinese company, Photonic Bridges, Inc. (Photonic Bridges). For network control, we provide solutions which switch and direct voice, data and video signals within a network. In addition, our portfolio includes products for voice switching in traditional networks and for voice and data switching in IP converged networks, as well as interfaces between these narrowband and broadband networks. All our carrier products are offered under the common brand, SURPASS®. In order to offer the full spectrum of network products for the Chinese market, during fiscal 2004, we increased our minority ownership in Beijing International Switching Company (BISC) to a majority ownership, and subsequently renamed it Siemens Communication Networks, Beijing (SCNB).

      For multimedia applications, we provide open application programming interfaces to members of our SURPASS partner program, “weSURPASS®.” This allows “weSURPASS” partners to develop features and applications that enhance the value of SURPASS for its users. We have also launched SURPASS Home Entertainment allowing our carrier customers to create a customized strategy for entry into the multimedia business, providing both entertainment and communication services on TV.

      Our portfolio is also complemented by the data routing products of Juniper Networks, Inc. (Juniper) for which we act as a global reseller.

      Carrier Service. This division provides services for the network operation processes of our customers. The service portfolio comprises network maintenance and professional services. Network maintenance includes comprehensive service packages, including a customer interaction center, network care, repair and replacement services and “evolution services,” which allow networks to keep pace with technological developments. Our professional services focus on operational out-tasking and also include consulting, design and education services.

      Enterprise Networks. This division provides comprehensive real-time communication products and solutions for enterprises, government agencies and other organizations. Our products and services are based on our enterprise IP convergence architecture, called HiPath®. Our portfolio contains a comprehensive range of communications platforms, a broad offering of traditional and IP phones and software-based telephone applications for personal computers, IP-based applications for customer relationship management and remote office environments, a wide array of installation and maintenance services, professional and managed services, and network security systems and solutions. In addition, our open, real-time communications application suite, OpenScape®, integrates traditional telephony services with voice over IP and collaborative applications, such as multimedia conferencing, offering a fully integrated, real-time framework that simplifies business processes. As a result of the general shift towards open standards IP communications solutions, we are moving from a hardware-based business to an increasingly software-and solutions-driven business. Thus, our focus is on optimizing an enterprise’s business processes through software solutions which are integrated in its existing IT structure. We design our solutions to provide customers with a prompt return on investment and to open new business opportunities for them, such as through the integration of fax, e-mail, internet and video into existing telephone call center systems.

      In order to extend our data networks and information technology security offerings, during fiscal 2004, we have entered into reseller agreements with Huawei Technologies Co. Ltd. (Huawei) and Oblix Inc. (Oblix).

      During fiscal 2004, ICN continued to implement its LifeWorks® concept as its vision for the future of telecommunications worldwide. LifeWorks is a unified communications platform that incorporates elements of our SURPASS carrier technology and our HiPath enterprise technology in order to integrate the technologies, devices and applications of enterprises and carriers and to produce a single, homogeneous communications environment where information can be accessed at any time and from any remote point. As a further step to implement our LifeWorks vision, we have launched our HiPath Openscape and our SURPASS Home Entertainment.

      ICN operates its own sales force in Germany and uses dedicated personnel in Siemens’ worldwide network of regional sales units. Our global presence and our expertise in voice and IP communication allow us to deliver ready-for-use network solutions on a wide scale and of varied complexity throughout the world. Some of our more significant carrier customers include Deutsche Telekom, Telecom Italia, China Telecom, SBC and France Telecom, while our more significant enterprise customers include research and governmental institutions (including certain departments of the United States federal government), Ford Motor Company, DaimlerChrysler and RWE. Being faced with an almost stable market development, we have not experienced a significant change in the number of our carrier customers or in the number of our enterprise customers. Our larger contracts with both our carrier and enterprise customers often involve tens of millions of euros. We have no customer who contributed more than 5% of total sales in fiscal 2004.

      We have provided, and expect to continue to provide, some of our customers with various forms of direct and indirect financing in connection with large infrastructure projects.

      We derive approximately two thirds of our sales from Europe, with 35% from Germany, and a smaller yet significant amount from the Americas, mainly the U.S.

      ICN has established a number of smaller joint ventures in order to share costs and risks of developing new technologies, to manufacture products under local conditions and to facilitate market entry. In addition, we enter into strategic alliances in order to help achieve a leading position in the market for real-time communications. Typical examples are our strategic alliances with leading enterprise IT companies, such as IBM, Microsoft and SAP.

      ICN’s market continues to be characterized by:

•	Growth in the amount and speed of data communications traffic due to the increased availability of broadband access, multimedia applications, such as messaging and games, and real-time communications;

•	Continued convergence of voice, data and video communications and increasing volatility of such converged digital traffic within networks;

•	Decreasing revenues for many large carriers from fixed line telephony and voice due to mobile substitution, further price erosion, and migration to internet telephony (often referred to as voice over IP services);

•	Growing maturity of IP voice technologies, such as voice over IP, endangering more expensive traditional technologies and lowering market entry barriers faced by new competitors; and

•	Low levels of capital expenditure by carriers and enterprises in established voice infrastructure.

      ICN is challenged by a changing competitive landscape. In addition to our traditional competitors, such as Alcatel, Lucent, Nortel and Avaya, there are also recent entrants, such as Huawei, UTStarcom and ZTE, targeting our traditional customers. As a result of the importance of IP convergence and the applications business, we also face new competitors which formerly focused on software, IT services and/or data networks, such as Microsoft, SAP, Cisco Systems and IBM.

      For our carrier business, market conditions remained difficult throughout fiscal 2004, largely due to the continued weak level of capital expenditures among telecommunications operators. Our enterprise business suffered from a continuing reluctance to engage in IT spending, particularly in the United States and Germany.

      In fiscal 2004, adjusting our research and development activities to reflect current market conditions, our research and development costs were 10.2 % of ICN total sales, compared to 11.8% of total sales in fiscal 2003. We remain focused on improving the efficiency of our research and development activities, which includes reducing and transferring development sites to lower-cost countries, as well as directing research and development efforts on targeted projects in order to decrease overhead costs and development time.

      More generally, in response to the decline of ICN’s volume and changes in the competitive landscape, we have undertaken further comprehensive adjustments to our cost structure and business portfolio and continued our efforts in working capital management. During fiscal 2004, we started to implement our ICN Top+ Program aiming for innovation in products and services, improved customer focus and profitable, sustainable growth in turnover and market share. We also continued to maintain our focus on the key elements of our former Profitability and Cash Turnaround (PACT) Program: improving management of working capital, cutting costs, reducing personnel, consolidating our worldwide manufacturing structure and improving portfolio management.

      The large size of some of our projects occasionally exposes us to risks associated with technical performance, a customer, or a country. For additional information with respect to our long-term contracts, see Item 3: “Key Information— Risk Factors.”

      Effective October 1, 2004, our ICN and ICM Groups were combined to form our new Siemens Communications (Com) Group. Com is organized into three businesses around the telecommunications industry with eight divisions. The devices business consists of Mobile Devices, Customer Premises Equipment Devices and Wireless Modules; the enterprise networks business consists of the two divisions Enterprise Systems and

Enterprise Services; and the carrier networks business consists of the Mobile Networks, Fixed Networks and Carrier Services divisions.

Information and Communication Mobile (ICM)

Year ended
September 30, 2004

Total sales	€11.042 billion
External sales as percentage of Siemens net sales	14.48%
Group profit	€347 million

      ICM designs, manufactures and sells a broad range of mobile network products and systems and communication devices including mobile, cordless and corded fixed-line telephones. ICM is one of the world’s leading providers of mobile infrastructure and devices.

      In fiscal 2004, our Group comprised four divisions: Mobile Networks, Mobile Phones, Cordless Products, and Wireless Modules.

      Mobile Networks. The Mobile Networks division provides mobile network operators and enterprises with a complete range of products for building, expanding and enhancing mobile networks, including the dominant second generation (2G) mobile standard, GSM, the mobile data standard, GPRS and the further enhancement of GPRS data transmission, EDGE, as well as the dominant third generation (3G) mobile technology, W-CDMA.

      The division’s product portfolio includes radio base stations, base station controllers, switching systems for mobile communications networks, intelligent network systems, applications, and microwave technology systems. The division has started to address the increasing demand of corporate customers offering mobile enterprise solutions to operators. Additionally, the division also focuses on customized solutions in the areas of multimedia solutions and services for operators such as charging which use the division’s hardware and software, as well as third party technology. Based on industry estimates of market share published by Gartner, Inc. in May 2004, our Mobile Networks division is among the leading global providers of GSM and W-CDMA networks and prepaid services.

      The universal mobile telecommunications system (UMTS) standard used in 3G networks offers faster and more reliable transmission of voice, data and multimedia communications over mobile devices through higher efficiency and speed of radio transmission. These new types of mobile networks are expected to provide a platform for wireless Internet access and a variety of new applications. Supported by Mobisphere, our joint venture with NEC, we are well positioned in the UMTS market. We have already been awarded 30 commercial contracts for 3G network projects. Currently, we are working on a number of rollouts of W-CDMA infrastructure in Europe and Asia.

      Mobile Phones. We offer digital mobile phones for all customer segments based on GSM/ GPRS and UMTS, the widely distributed mobile phone technology standards that allow faster data transmission rates. We build our major mobile phone products from common platforms to reduce production costs while allowing us to readily tailor features for different market segments. To broaden our mobile phone line, we continue to introduce high-end products, with multimedia capabilities. The core of our sales come from medium- and lower-priced phones designed for the consumer market. In fiscal 2004, we discontinued our Xelibri brand of fashion accessory phones.

      During fiscal 2004, we launched a variety of new products, including:

•	SX1 smart phone, our first smart phone based on an open operating system offering multimedia capabilities, including audio, video and an integrated camera;

•	business phones, such as the S65, a high-end bar phone with BluetoothTM technology, exchangeable MultiMediaCard, integrated camera, and high resolution color display;

•	fun phones, such as the M65 and the CX65, with a fashionable design and features such as multimedia messaging service (MMS), JAVATM technology, color displays, entertaining and easy to use menus, integrated camera with digital zoom, polyphonic ringer, video, and an attachable flash as an accessory; as well as basic-class multimedia phones like C65, for mainstream users;

•	the slider phone SL65, which features a distinctive design, allowing it to slide open to reveal its keypad, and a camera with digital zoom and video;

•	clam shell phones, such as the entry level CF62 developed in China, featuring a distinctive design with an antenna loop and an attractive illumination concept, MMS, JAVATM technology, color display and an attachable camera;

•	market entry phones, including the A57, designed to appeal to first-time users or price sensitive customers; and

•	a 3G phone, the U15, which provides a large variety of multimedia features, including video and an MP3 player.

      Currently, we rely on Infineon and Lumberg as significant suppliers of semiconductors and other components for mobile handsets. As is common in our industry, we also use electronic manufacturing services (EMS) providers, who supply us with manufacturing capacity. In addition, we use original design manufacturing (ODM) suppliers, who supply us with certain product design and technology features that we use to serve market-specific needs.

      Cordless Products. Our cordless products portfolio is based on digitally enhanced cordless technology (DECT) and covers the entire range of products for the consumer, home office, and small business segments. Apart from voice products, we increasingly focus on data products, such as modems and set-top boxes.

      In fiscal 2004, we introduced a new generation of Gigaset cordless phones. This is the first Gigaset cordless phone product line to provide access to internet telephony (often referred to as “voice over IP”), making use of the new Gigaset M34 universal serial bus (USB) device to link the cordless phone with a personal computer. We also introduced the SL740/ SLX740, which is the world’s first cordless home phone with integrated camera and MMS.

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

      Our communication modules are based on the GSM and GPRS mobile technology standards. In fiscal 2004, our XT55 module was the first tri-band GPS/ GPRS module to be introduced in the market. The XT55 can be used for fleet management, asset tracking, person tracking and car security, as well as various other applications that focus on location-based communication.

      Our Siemens Mobile Acceleration GmbH continues to make strategic investments in start-up companies in the mobile telecommunications field.

      Our divisions continue to be actively involved in collaborative ventures. Our Mobile Phones division increased its share in Symbian, a software licensing joint venture that supplies an open operating system for data-enabled mobile handsets. The company is jointly owned by wireless industry leaders, including Nokia, Ericsson, Matsushita, Sony-Ericsson and us. In addition, our Mobile Phones division entered into a strategic partnership with Chinese Ningbo Bird Co., Ltd. (Bird), leveraging Bird’s leading sales and distribution network with the aim of achieving strong growth in China.

      In fiscal 2004, our research and development costs were 10.6% of ICM’s total sales, compared to 11.3% of total sales in fiscal 2003. In addition to Mobile Networks’ significant long-term development efforts in UMTS, it has focused development efforts on GPRS and EDGE technology. With other leading industry participants, such as Ericsson, Huawei, NEC and Nortel, our Mobile Networks division also launched the Common Platform Radio Interface (CPRITM) initiative. The CPRITM focuses on a 3G radio base station design that divides the radio base station into a radio and a control part, by establishing one new public interface as the sole connecting point between the two parts. This is intended to allow each of the two parts to better benefit from technology advancements in its respective area. The CPRITM initiative generated its first products during fiscal 2004. Research for the next generation of mobile technologies has been intensified. For example, we participate in the European Union (EU) research for the next generation of mobile network architecture and technologies (beyond 3G). The Mobile Phones division is developing new product architectures in order to drive modularization of platforms, which enable flexible and quick product development. Cordless Products is a leading technology and innovation driver for the new fixed-line MMS standard in Europe, which allows sending and receiving multimedia like pictures and videos with fixed-line phones.

      The technology relevant to our business continues to grow more and more complex, and the functionality of different products increasingly overlaps. As a result, ICM, like other competitors in the wireless market, may be more likely to face patent infringement and other intellectual property-related claims, which could have a negative impact on our competitive position.

      Customers of our Mobile Networks division primarily include mobile network operators, as well as service providers and a variety of enterprises. Our Mobile Phones and Cordless Products customers are primarily large telecommunications operators, distribution companies and consumer retailers. Our Cordless Products division also sells cordless and corded telecommunications equipment to ICN for resale to business customers as part of its complete telecommunications solutions offerings. Customers of our Wireless Modules division primarily include information and communication device manufacturers, automobile manufacturers, IT vendors and other businesses.

      In fiscal 2004, we continued our efforts in building our North American customer base as network providers in the United States continue to shift from TDMA (a 2G technology used only regionally) to GSM technology. In South America, we are taking advantage of the shift from TDMA to GSM standard, and the build-out of GSM in general, to grow our handset business.

      We have provided and expect to continue to provide some of our customers with various forms of direct and indirect financing in connection with large infrastructure projects, including build-outs of 3G networks.

      Our products and services are sold through our own sales units in approximately 70 countries, as part of Siemens’ worldwide network of regional sales units. We derive over half of our sales from Europe and a smaller but significant amount from the Americas and the Asia-Pacific region.

      We have approximately ten significant manufacturing and assembly locations worldwide, including six in Europe, of which four are located in Germany.

      Fiscal 2004 brought a recovery in investment in mobile network technology due to the wide scale launch of commercial 3G services, continued investment in 2G and 2.5G mobile services and a growing market for services such as network integration and security. The mobile phones market continues to grow, especially for market-entry models, and in emerging markets such as India, the Middle East and Latin America, with a growing demand for ultra-low-cost phones. The prospects in both the mobile network and phone markets will depend on various factors, including the success of the commercial launch of 3G products and services and their widespread acceptance by consumers, the development of worldwide economic conditions and the severe financial constraints to which many wireless network providers are subject.

      To improve and enhance profitability, ICM has continued its productivity program. The measures include process improvements, enhanced purchasing coordination, as well as headcount reduction. For example, we both continued and accelerated our increased use of low-cost development resources in China and India.

      On an ongoing basis, demand for our products, systems and solutions depends on worldwide economic conditions and continuing growth in communications and information technology use in the areas and standards we serve. In the mature markets, the mobile phone industry is in a transition from serving a voice-centered market to addressing significant data services demand, and future demand for wireless equipment may depend on the availability and acceptance of such data services. Demand for wireless equipment will continue to be affected by the financial constraints facing most telecommunications operators, especially in Europe, which limit their ability to invest in wireless infrastructure. Demand for our mobile and cordless phone products also typically fluctuates by season, with most of the sales to the end-consumer historically occurring around the Christmas holidays. Due to generally short product life cycles in our mobile handset business, to remain competitive we must be able to design and successfully bring new products to market quickly and in sufficient amounts to meet customer demand.

      We compete with both large, established mobile network and handset telecommunications manufacturers with a broad focus, as well as smaller start-up companies concentrating on particular market niches. In addition, we experience new competitors with a strong regional focus, for example China, who build on their low cost structures and abilities to integrate third-party modules and components in their own products. In general, some of our most significant competitors include Nokia, Motorola, Nortel, Lucent, Ericsson, Sony-Ericsson, LG and Samsung, in mobile networks and mobile phones, and Matsushita, Atlinks, and Vtech, in other digital communications products. Additionally, in Mobile Networks, we are facing both low-cost competitors such as Huawei and ZTE and traditional IT firms such as Cisco, who are strengthening their market positions. Mobile Networks is also confronted with intensifying competition from telecommunications suppliers such as Ericsson and IT integrators such as Capgemini, Hewlett-Packard (HP) and Accenture, in the system integration market segment. Additional competitive pressure in mobile phones comes from network operators who are selling phones under their own brand (white label phones). Also, forward integrating technology providers, such as chip manufacturers, expand their share in the value creation as they are able to build more of the phones functionalities into their components. In addition, EMS suppliers, who possess the necessary manufacturing know-how, participate in the manufacturing value creation. In Wireless Modules, we are facing competition mainly from Wavecom and substitution risks from semiconductor companies such as Intel, Infineon and Texas Instruments.

      The large size of some of our projects occasionally exposes us to risks associated with technical performance, a customer, or a country. For additional information with respect to our long-term contracts, see Item 3: “Key Information— Risk Factors.”

      Several recent or proposed governmental actions may have an impact on our sales and costs. These include the EU directives concerning the disposal of used electronic equipment and the reduction of hazardous waste, and the possible establishment in the EU and other major markets of limits on the Specific Absorption Rate (SAR), a measure of the rate at which radio frequency energy is absorbed by the body, for hand-held phones and other devices. In addition, from 2006 on, the EU and China will exclude lead-containing electronic products from their markets. Our Mobile Phones and Wireless Modules divisions are preparing the migration to a lead-free product portfolio. See “—Environmental Matters.” We are already running pilot projects intended to assure our compliance by the applicable dates. The potential impact of these environmental regulations on our sales or profitability will depend in part on how they are ultimately implemented through national legislation and enforced.

      Effective October 1, 2004, our ICN and ICM Groups were combined to form our new Siemens Communications (Com) Group. Com is organized into three businesses around the telecommunications industry with eight divisions. The devices business consists of Mobile Devices, Customer Premises Equipment Devices and Wireless Modules; the enterprise networks business consists of the two divisions Enterprise Systems and Enterprise Services; and the carrier networks business consists of the Mobile Networks, Fixed Networks and Carrier Services divisions.

Siemens Business Services (SBS)

Year ended
September 30, 2004

Total sales	€4.716 billion
External sales as percentage of Siemens net sales	4.79%
Group profit	€40 million

      SBS provides information and communications services to customers in industry, the public sector, financial services, telecommunications, transportation and utilities. SBS designs, builds and operates both discrete and large scale information and communications systems, and provides related maintenance and support services.

      SBS has expanded into the operation of communications systems to provide comprehensive information technology and communications solutions from a single source. SBS creates these solutions for customers by drawing on its management consulting resources to redesign customer processes; on our professional services to integrate, upgrade, build, install and maintain information technology systems; and on our operational capabilities to run these systems on an ongoing basis. SBS serves primarily external customers, who account for approximately 76% of total sales.

      SBS has three divisions which reflect the types of services SBS offers. The Solution Business division offers project-oriented consulting, design and implementation services. These include selecting, adapting and introducing new solutions to support business processes, as well as integration of systems and enterprise applications. Many of our solutions are based on software platforms from our partners, such as SAP. The Operation-Related Services division provides outsourcing services (operation of a customers’ IT infrastructure or of selected business processes), with a focus on full-scale IT operations spanning hosting, call center, network and desktop services. The Product-Related Services division offers infrastructure maintenance, including hardware and software maintenance and infrastructure service solutions, including security services and concepts designed to minimize business process interruption caused by failures in the IT infrastructure. In fiscal 2004, we generated more than a quarter of total sales from the Solution Business, less than half from Operation-Related Services and slightly more than a quarter from Product-Related Services. SBS will seek to expand its outsourcing business and formed a fourth division, Business Process Outsourcing, focusing on business process outsourcing, especially in the areas of human resource administration and financial service back-office operations as of October 1, 2004 to support this initiative.

      SBS provides information technology solutions and services designed to support and optimize the following core processes of its customers:

•	customer relationship management to assist businesses in aligning their organizations to better serve the needs and requirements of their customers. In this area, SBS offers solutions for integrated management of all sales, marketing and customer care activities, including operation of call centers and the supply of sales control systems that allow businesses to follow and maintain their customer relationships by gathering and analyzing sales information;

•	business information management to improve our customers’ business processes, by electronically structuring, processing, analyzing and evaluating data and information, and making it available around the clock. Our portfolio in this area includes services and solutions for business information, document and product data management;

•	supply chain management to facilitate the efficient interplay of all of a business’ operational processes with those of its suppliers, from receipt of orders through production and shipment, enabling optimization of delivery times, capacities, inventories and production processes, as well as cost reductions. SBS offers a complete portfolio of offerings in this area, from planning, design and implementation of a customer’s production and logistics information technology systems to the operation of production and logistics systems as an outsource services provider;

•	enterprise resource management to optimize a customer’s internal management and production processes through the supply and support of configurable software packages for integrated management of a wide variety of the customer’s business processes, from procurement to manufacturing and distribution to treasury management and accounting functions across different industries. SBS tailors standard software packages according to customer requirements to create and optimize solutions, making it available throughout the enterprise and offering global, around-the-clock support; and

•	e-commerce systems and solutions in a range of industries that allow customers to offer a variety of Internet-based services through design and implementation of software for on-line media, communications and transactions applications.

      Most of SBS consulting and design services relate to information technology and communications systems that we also build or operate. SBS designs and builds systems and provides services using the software of many companies with which it has established relationships, such as SAP, Microsoft, Siebel, i2 Technologies, Oracle and Computer Associates. We also provide technical support and maintenance of existing information and communication systems. As part of our outsourcing services, we provide the operation of an entire information technology system or only one or more discrete services, from data storage and processing to billing. Going forward, SBS will continue to focus on IT outsourcing activities while further intensifying its efforts in business process outsourcing.

      Currently, the Group is focusing its efforts on the manufacturing industry, public sector and financial services. For example, during fiscal 2004, we were selected as the single preferred bidder for a new IT-technology framework for the British Broadcasting Corporation (BBC), which resulted in a ten year contract with expected total contract volume of €2.7 billion. As part of that deal, we acquired BBC Technology, a commercial subsidiary of BBC which will transfer about 1,400 BBC Technology employees to us. Among our larger customers are Fujitsu Siemens Computers, Deutsche Bank and National Savings & Investment. At the same time, the percentage of our revenue derived internally from Siemens has declined, in general due to a decline in IT budgets across the majority of the Siemens business Groups. Although we compete with external service providers for all Siemens contracts and each Siemens business Group determines on an arm’s length basis whether to do business with SBS, we remain the largest supplier of information technology and communications services to Siemens. Siemens businesses collectively continue to be our largest customer.

      SBS operates worldwide in more than 40 countries, but we have traditionally generated most of our sales in Germany, followed by a significant percentage of sales to other European countries. In fiscal 2004, Germany represented slightly less than half of our total sales.

      SBS has its own sales and delivery force, as well as relationships with selected companies that act as dedicated delivery partners in certain smaller regional markets, such as our relationship with Fujitsu in the Asia Pacific region and selected countries in South America. During fiscal 2004, SBS and Fidelity Information Services (FIS) formed a strategic partnership to offer banking solutions services on an international basis, albeit focusing initially on Germany. SBS will provide IT services and FIS will provide the banking software and solutions services of our KORDOBA Gesellschaft für Bankensoftware mbH & Co. KG, in which it acquired a 74.9% interest in September 2004.

      We continue to concentrate on improving our profitability through cost-cutting measures, including adaptation of capacity in selected segments, as well as several company-wide programs intended to enhance our operational efficiency. In addition, we have set up a global sourcing program to optimize the advantages of a globally distributed workforce.

      Our most significant competitors vary by region and type of service. A few are global, full-service IT providers such as IBM’s Global Services division and EDS. Our competitors that focus more narrowly on specific regions or customers include T-Systems, a unit of Deutsche Telekom, in Germany, and Capita, in the United Kingdom. Those focusing primarily on a particular service include Accenture in consulting, Capgemini in systems integration and Affiliated Computer Services in outsourcing. As a service business, SBS requires strong local presences and the ability to build close customer relationships and provide customized solutions while achieving economies of scale and successfully managing risks in large projects.

      Consolidation of the IT Services market continued. Main international transactions have been the acquisitions of SchlumbergerSema (by Atos Origin) and of Transiciel (by Capgemini). In addition, HP acquired Triaton, the former IT subsidiary of ThyssenKrupp, focused on SBS’ German home market. The competitive environment of business process outsourcing changed by the merger of Hewitt Associates and Exult. Nevertheless, the markets in which we operate essentially remain fragmented.

      We enter into large scale, and sometimes long-term, projects. The large size of some of these projects, as well as the long-term frame contracts with our largest customers, occasionally expose us to technical performance, customer-or country-related risks. Risks associated with long-term outsourcing contracts remain a management priority at SBS. For additional information with respect to our long-term contracts, see Item 3: “Key Information— Risk Factors.”

AUTOMATION AND CONTROL

Automation and Drives (A&D)

Year ended
September 30, 2004

Total sales	€8.829 billion
External sales as percentage of Siemens net sales	10.07%
Group profit	€1.077 billion

      Our A&D Group is a market leader in factory automation, offering standard and customized electronic and electro-mechanical products and systems for industrial and electrical installation applications, as well as comprehensive automation solutions for durable goods manufacturing and certain raw materials and materials processing industries.

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

      Motion control and drive systems products include motors, drives and computerized numerical controls (CNCs) for machine tools, as well as automation and drive equipment for all types of production machines and material handling equipment. We also sell motors and drives, from low to high voltage, for various applications in different industries and in infrastructure facilities. Applications include rolling mills and ships, engines for all kinds of rail vehicles and ventilation and water and waste water transportation systems. We have recently developed and introduced a common drive platform, Sinamics, and a drive-based platform, Simotion, which we expect to utilize in motion control applications across product areas.

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

      In all of our business units, we supply consulting, design and support services to our customers, both independently, and as a part of, our sales contract work.

      To offer our customers a broad portfolio of products and systems as a “one stop shop” supplier, we are strengthening our market position through acquisitions and joint ventures in the field of process instruments and drive systems. In order to improve our position in the low voltage installation sector, in fiscal 2004, we acquired the busbar trunking systems unit of the Moeller group. Busbar trunking systems are used to transmit and distribute electrical power in buildings and offer advantages compared to conventional cables. The business, with approximately 600 employees and four manufacturing locations, is expected to reinforce our market position in Europe, the Middle East and Asia.

      We sell our products primarily through our own sales force in Germany and through dedicated personnel in Siemens’ worldwide network of regional sales units. We also sell a significant proportion of our products to original equipment manufacturers and third-party distributors for resale to end users. The majority of our sales to third parties goes to industrial customers in the mechanical and electrical machines industries. A significant portion is also made to distributors, system and software houses and engineering companies. For example, we reach customers of our electrical installation products and systems in the building construction industry through third-party distributors.

      For many years, we have also cooperated closely with customers in the automotive and chemical industries and we are working to expand both our business and our cooperation in this area. To meet the distinctive needs of our customers in these industries, we have developed a broad range of standardized products tailored to specific industry segments, thus increasing efficiency in the planning, construction and commissioning of plants. While A&D serves a diverse group of customers, the other Siemens business Groups, such as Transportation Systems (TS), Industrial Solutions and Services (I&S) and Power Generation (PG), considered together, traditionally comprise our largest single customer, accounting for approximately 14.3% of our total sales in fiscal 2004. Because a portion of our business involves contracts for large scale automation solutions, our list of significant customers may vary substantially from year to year.

      We derive more than two thirds of our sales from Europe, with 40% from Germany, and a smaller but significant amount from the Americas, mainly the United States. Our sales in China are growing in importance.

      We have 54 significant manufacturing and assembly locations around the world, including 22 in the Americas, nine in Asia, and 23 in Europe, of which twelve are located in Germany.

      In fiscal 2004, our research and development costs were 6.3% of A&D’s total sales, compared to 6.2% of total sales, in fiscal 2003. Our research and development efforts are currently focused on implementing technological progress in micro-electronics, software technology and industrial communication into our products, systems and solutions; improving the functionality of our products; and enlarging our field of activities.

      Economic conditions affecting our relevant markets improved during fiscal 2004, in particular in the United States and China, where we experienced sales and order growth.

      Our goal is to grow sales in our traditional markets in Germany and Western Europe and to continue our expansion in Eastern Europe, the Americas and the Asia-Pacific region, in particular China. In addition, we intend to increase our profitability through productivity improvements and continuous cost management. In fiscal 2004, we have continued to streamline our portfolio through the disposal of small non-core operations. For example, we sold our in-house circuit board contract manufacturer to Sanmina-SCI Corporation, a U.S.-based electronics manufacturer.

      Consolidation in our industry is occurring on multiple levels. Suppliers of automation solutions to manufacturing companies have supplemented their activities with drives technology. Suppliers of manufacturing and process control systems are cooperating or combining through acquisitions or cooperative ventures with suppliers of field technology and outsource facility operation and monitoring activities to establish comprehensive automation suppliers. During the past fiscal year, some of our competitors have strengthened their portfolios through acquisitions and formation of joint ventures, primarily in Eastern Europe and China.

      Intense competition and rapid technical progress within our industry place significant pressure on prices. Average product lifetimes in our businesses tend to be short, typically from one to five years after introduction, and are even shorter where software and electronics play an important role. Product lifetimes tend to be longer in motors and in electronic devices.

      Our principal competitors ABB, Emerson, Rockwell and Schneider Electric have broad business portfolios similar to ours. We also compete with specialized companies such as Eaton, Honeywell and Fanuc. Our U.S. competitors traditionally have had strong positions in software technologies, while some Japanese competitors have generally focused on large-scale production and cost cutting. Nevertheless, most of our major competitors have established global bases for their businesses. In addition, competition in the field has become increasingly focused on technological improvements to electronics and software.

Industrial Solutions and Services (I&S)

Year ended
September 30, 2004

Total sales	€4.290 billion
External sales as percentage of Siemens net sales	4.19%
Group profit	€95 million

      I&S develops, builds, and upgrades plants for industry and infrastructure facilities. With the development of sector-specific product families, I&S combines various drive-, automation-, information technology-, and maintenance-solutions from other Siemens Groups to form an integrated complete offering for the life cycle of a plant. I&S thus optimizes the production and operational processes of our customers in the sectors water, metals, traffic control, marine solutions, oil and gas, paper and mining.

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

      During fiscal 2004, we provided our solutions and services through the following five divisions:

      Industrial Plants uses industry-specific expertise to design, engineer and deliver solutions tailored to the needs of customers in various industry sectors. Increasingly, we focus on offering complete, integrated solutions rather than isolated solutions serving a single function. For metal and paper-processing industries, we provide automation and process control systems, drive systems and electrical equipment used in plants that make, roll and process steel and in mills producing pulp and paper. For the open-pit mining industry, we offer solutions, including electrical power, drive and automation systems for bulk material handling and processing. We also provide solutions for off- and on-shore operations of the oil and gas industry, including power and integrated drive systems, automation and process control. Our solutions and services in the oil and gas segment address both upstream exploration, as well as midstream transportation and pipeline activities. We also deliver propulsion drives and integrated electrical systems for ships, as well as drive systems, fuel cells and automation systems for submarines.

      Industrial Services is responsible for our industrial technical services activities, providing a wide range of technical services covering each stage of the lifecycle of industrial plants, infrastructure facilities and utilities. We serve customers in a variety of industries. Under the trade name Siemens Industrial Services, we provide engineering and general contracting services for plant construction and modernization and deliver on-call and logistics services, maintenance services, including predictive maintenance, as well as auxiliary process management services. We are active globally on a local basis through a network of about 200 service locations in more than 50 countries. Our strong local presence allows us to be close to our customers, increasing speed and efficiency in delivering our services.

      Intelligent Traffic Systems offers automated systems for urban and inter-urban traffic control and management. These systems include information technology for traffic detection, information and guidance and parking space management, in addition to solutions for electronic tolls and tunnel traffic guidance and access control. Our airfield technologies business provides systems and solutions for the accurate monitoring, navigation and control of aircraft ground movement, as well as a variety of lighting systems for the visual guidance of traffic on the airfield.

      Water Technologies was established as a new division in August 2004 with the acquisition of USFilter Corporation (USFilter), a leading supplier of products and services with a broad customer base for municipal and industrial water treatment in North America, which we acquired in July 2004 from the Veolia Environnement group. With the acquisition, we expect to position ourselves as a leader in the growing global water and wastewater market. For additional information with respect to the USFilter acquisition, see “—Portfolio Activities—Acquisitions.” Water Technologies offers products (filters, membranes, resin), integrated solutions (membrane systems, filtration solutions, chemical feed, ion exchange systems, disinfections systems, biological treatment) and outsourcing solutions (contract operations, “build-own-operate” solutions and customer asset management). Siemens will contribute its automation and electrical engineering expertise to USFilter’s business. Synergies arising from the competencies of Siemens and USFilter will make Siemens a strong and attractive partner for our customers in the water business. I&S’ global presence gives the existing USFilter business access to its worldwide facilities, thereby enhancing USFilter’s market presence immediately and giving it the opportunity to expand its business internationally, especially in Europe and China. I&S’ objective is to continue to expand the Siemens portfolio for the optimization of production processes in the process industry, especially in the oil & gas, metals & mining, and pulp & paper sectors.

      IT Plant Solutions— responsible for information technology plant solutions—provides high value-added solutions for the growing market in advanced industrial information technology and industry-specific manufacturing execution solutions. Beginning in fiscal 2005, the activities of IT Plant Solutions will be integrated within our other divisions. Through this realignment we hope to strengthen our focus on specific sectors, increase efficiencies and enhance synergies within our industry sector solutions.

      In fiscal 2004, we continued efforts to rationalize our organization in order to improve profitability and competitiveness. Our goal is to focus I&S on its core competencies and higher margin businesses.

      Our Industrial Plants division derives its sales revenues primarily from projects awarded on the basis of internationally solicited tenders. These projects tend to be performed under long-term, high-value contracts with a relatively limited number of customers. Intelligent Traffic Systems works predominantly with state and municipal customers under long-term fixed-price contracts. Our newly formed Water Technologies division focuses on municipal, as well as industrial and institutional customers. Our Industrial Services division provides services to numerous customers across a variety of industries, as well as to our Industrial Plants division and other Siemens Groups, principally A&D, Power Generation, Power Transmission and Distribution and Transportation Systems. Siemens businesses collectively continue to be our largest customer.

      We market our services to our customers primarily through our dedicated sales force, supplemented by Siemens’ worldwide network of regional sales units. We derive most of our total sales revenue from Europe and a smaller, but significant, amount from the Americas and increasingly from the Asia Pacific region. In fiscal 2004, we generated more than two thirds of total sales from projects and services performed in Europe, with 41% in Germany. In Europe, our primary goal is to increase our business outside of Germany. We are also seeking to continue our growth in selected markets in the Americas and Asia.

      Most of our research and development is undertaken in connection with specific projects for our customers, and our reported research and development expenses do not reflect those activities. Therefore, I&S does not traditionally incur high expenses relative to sales for research and development. In fiscal 2004, our research and development costs were 1.0% of I&S’ total sales, compared to 0.9% of total sales, in fiscal 2003. Our principal ongoing research efforts relate to industrial information technology, innovative automation, drive systems and power supply, as well as e-solutions. These include, for example, Internet-based technologies, such as remote commissioning, diagnosis, monitoring and control of industrial systems and facilities. We are also developing self-training expert systems for improved plant diagnosis and troubleshooting, as well as tools for plant simulation in order to optimize plant efficiencies in areas such as production output and energy consumption. In 2004, we launched our product family strategy marketed under the name “Completely Integrated Solutions” which offers integrated solutions for specific industries.

      Our competitors vary by business area and region. They range from large, diversified multinationals to small, highly specialized local companies. I&S’ main competitors internationally include ABB, General Electric, Honeywell, Invensys and Alstom. Our Industrial Services division also competes with a large variety of small locally based suppliers of contracting, maintenance and support services. Unlike our principal competitors, we have not limited our Industrial Services business to particular industries, allowing us to take advantage of the growing demand for outsourced maintenance and support services in a variety of industries, including those for which Siemens does not provide products or systems and irrespective of the manufacturer of the original system or facility. We believe that we possess a competitive advantage in our unique combination of competences in the industrial sector and the information technology and technical services fields.

      The large size of the projects performed by our Industrial Plants division occasionally exposes us to risks related to our technical performance, to a customer or to a country. For additional information with respect to our long-term contracts, see Item 3: “Key Information— Risk Factors.”

Logistics and Assembly Systems (L&A)

Year ended
September 30, 2004

Total sales	€2.338 billion
External sales as percentage of Siemens net sales	2.89%
Group profit	€2 million

      L&A (formerly Siemens Dematic) designs, engineers, manufactures and sells factory automation and logistics automation equipment, systems and solutions, postal automation, electronics assembly systems and internal transport systems for on-site use. We are the largest participant in the material handling automation market overall. Following a reorganization of our divisional structure in fiscal 2004, our business consists of four divisions: Distribution and Industry Logistics, Airport Logistics, Postal Automation and Electronics Assembly Systems.

      Our Distribution and Industry Logistics division designs, manufactures and assembles integrated distribution and factory logistic systems, and offers after-sales services to its customers. We automate materials flow, handling and logistics processes for major retail and wholesale operations and durable and non-durable goods manufacturers, principally in the chemical, pharmaceutical, food and beverage, and automotive sectors. In this division, we focus on globally standardized product and systems development, planning, information technology, material handling automation architecture and consulting in support of our systems sales.

      Airport Logistics offers systems to track and control cargo in and around airport terminals, as well as a full range of baggage handling functions, from the check-in counter and screening, to baggage reclaim, including services and parts for such systems. We also provide security solutions for the aviation industry, integrating baggage screening and explosives detection technologies.

      Postal Automation provides equipment for sorting of both standard and large letters (so-called flats); reading and coding systems; postal information technology; mail security solutions; and postal services such as product-

related after-sales services and general contracting. As part of the Group’s reorganization, the parcel and systems business was transferred to the Postal Automation division. Key customers for this business are the traditional post and parcel services, including the German and United States postal services. The United States Postal Service is our largest customer in this division, accounting for more than 5% of L&A’s sales in fiscal 2004. Our target customers include private parcel and package carriers, of whom FedEx, UPS and DHL are current customers.

      In the Distribution and Industry Logistics, Airport Logistics and Postal Automation divisions, we deliver value to our customers through the intelligent combination of electronics, software and mechanical elements in our integrated systems, solutions and services. Our products feature a wide range of transport systems and sorters. They are designed, using our industry specific knowledge, for precise control of materials flow and utilize optical character recognition systems in conjunction with complex computer software. These divisions are involved in the design, manufacture, integration, installation and service of systems and solutions. Other Siemens businesses and outside sources typically supply us with various components. For example, we purchase our electro and electronic equipment, including drives and programmable logic controllers, and some software from A&D. In fiscal 2004, the market for logistics continued to be negatively affected by weak capital spending by the manufacturing industry and logistics and postal service providers, resulting in excess capacity in our Airport Logistics and Distribution and Industry Logistics divisions. In the first quarter of fiscal 2004, the Airport Logistics division was able to secure the order for the installation of automated baggage and cargo handling systems at Dubai International Airport. In the second quarter of fiscal 2004, the Postal Automation division was awarded a large order from the United States Postal Service to supply systems and equipment for optimizing existing mail sorting systems.

      We expect that going forward, our Distribution and Industry Logistics division will benefit from an increase in demand from traditional customers investing in integrated solutions. We believe that these integrated solutions—including information technology systems and our industry knowledge—create opportunities to increase our customer base. In addition, as formerly government-owned postal and airport authorities are deregulated and privatized, we believe that competition in the markets in which they operate will continue to increase. We expect that companies attempting to compete effectively will be likely to increase their investment in integrated, automated systems and technologies in order to improve their productivity and speed, creating an opportunity for us. We also expect that postal and parcel services in Eastern Europe will increasingly invest in automation. Furthermore, due to our large installed base of postal, logistics and production automation systems, we aim to continue generating sales over the coming years through value-added upgrading and servicing of this equipment base.

      Our Electronics Assembly Systems division’s principal products are surface mount technology (SMT) placement systems that automate the mounting of components onto printed circuit boards. These systems are capable of processing numerous component types and can be tailored to the requirements of individual line configurations by a complete modular platform concept. Our principal customers are manufacturers in the electronics field that use SMT, including manufacturers of mobile phones, handheld computers and automotive, industrial and consumer electronics, and, increasingly, electronic manufacturing services providers. Until recently, our focus has been on the technical qualities, speed and precision of our placement systems. Increasingly, we are designing, manufacturing and selling entire standardized SMT production line configurations, which integrate our SMT placement systems with the products of our strategic partners. Since our customers continue to be under pressure to reduce assembly costs, we support them with our know-how and expertise in process planning and improvement methodologies, the most common being “lean manufacturing”, a system cutting out anything from the manufacturing process that does not add value to the customer.

      In fiscal 2004, the global assembly automation industry experienced a recovery, following several years of weakness in the electronics industry market. We are shifting our business focus to the Asia-Pacific region, where many of our customers in the electronics industry have moved their manufacturing locations. We are also penetrating new market segments for our placement systems through the introduction of products designed for mid-range companies with low-to medium-volume production requirements, variable batch sizes and frequent product changes. The market for electronics assembly systems, particularly in Asia, continues to be sensitive to pricing, which increases the pressure to contain costs in this division.

      L&A distributes its products primarily through its sales force in Germany and its local distribution companies throughout the world.

      We derive the majority of our sales from Europe and the United States and an increasingly important portion from Asia-Pacific.

      We have four significant manufacturing and assembly facilities in Germany and two in the United States. In fiscal 2004, we opened a new electronics assembly production facility in Singapore.

      In fiscal 2004, our research and development costs were 5.5% of L&A’s total sales, compared to 5.2% of total sales in fiscal 2003. Main areas of focus in the Electronics Assembly business include a new high performance SMT placement product, as well as the development of standardized modules which can be used across our various placement machine platforms. In the Distribution and Industry Logistics division, a main area of focus is so-called mechatronics. The objective of this initiative is the development of a globally applicable standard product family for conveyors. The aim is to reduce product and project costs (through increased economies of scale in manufacturing and project engineering, and reduction of project technical risks) and to increase the efficiency of our system development by improving repeatability, through increased modularity of our products and solutions.

      In fiscal 2004, we continued to focus on improving profitability, including through consolidation of our production facilities, and shifting our resources and attention to what we view as the most promising markets. We have also focused on improving revenue generation from our service business. Furthermore, we have placed special emphasis on project management initiatives, in particular leadership development, additional training of project managers, performance controlling and benchmarking. Other measures designed to enhance profitability included increasing our efficiency in purchasing and reviewing our portfolio with a view toward divesting non-core activities. For example, in fiscal 2004, we sold to GEA AG our Colby Powder Systems, a business focused on the supply of equipment and integrated systems for handling and packing of powdered products.

      Our main competitors in our Distribution and Industry Logistics, Airport Logistics and Postal Automation businesses are FKI Logistex (including the former Crisplant), Daifuku, Swisslog, Northrop Grumman (including Solystic), Lockheed Martin, Elsag, NEC, Toshiba, Pitney-Bowes and Bell & Howell. Other competitors operate within niche markets or offer market specialized technologies to their customers; these include Vanderlande, Schaeffer-Noell and Duerr. Competition in this area, including price competition, is strong due to weakened demand and excess capacity. Several of our competitors in the Distribution and Industry Logistics business are strengthening their presence in the United States market, a region from which we derive a substantial portion of our revenues. Major competitors of our Electronics Assembly Systems division include Panasonic Factory Solutions; Fuji Machine; Universal Instruments, a subsidiary of the Dover Group; and Assembleon. In the growing and price-sensitive market segment for mid-range placement machines, we compete with Yamaha and Juki.

      The large size and complexity of some projects performed by our Distribution and Industry Logistics, Postal Automation and Airport Logistics divisions expose us to risks related to technical performance. For additional information with respect to our long-term contracts, see Item 3: “Key Information— Risk Factors” and Item 5: “Operating and Financial Review and Prospects— Segment Information and Analysis— Operations— Automation and Control— Logistics and Assembly Systems.”

      Based on the results of the analysis of current projects in conjunction with the changing markets described above, as well as the structural challenges to attaining originally targeted profitability, management revised its related business plan and concluded that goodwill for the Distribution and Industry Logistics and Airport Logistics division was impaired. For further information with respect to the goodwill impairment, see Item 5: “Operating and Financial Review and Prospects— Segment Information and Analysis— Operations— Automation and Control— Logistics and Assembly Systems” and “Notes to Consolidated Financial Statements.”

Siemens Building Technologies (SBT)

Year ended
September 30, 2004

Total sales	€4.247 billion
External sales as percentage of Siemens net sales	5.55%
Group profit	€108 million

      SBT provides products, systems, solutions and services for monitoring and regulating the temperature, fire safety, ventilation, electricity, lighting and security of commercial and industrial property, tunnels, ships and aircraft. In addition, we also provide planning, management and technology-related electrical contracting services in connection with building projects.

      During fiscal 2004, SBT consisted of the following six divisions:

      Security Systems offers solutions and services for electronic building security, including intruder detection and alarm systems, closed-circuit television video-surveillance, personal identification and building access control systems, as well as managed services such as centralized monitoring and control of each of these individual systems.

      Fire Safety offers solutions and services to the non-residential markets for fire detection and protection, including computerized gas leakage and fire alarms and non-water based fire extinguishing systems, as well as comprehensive computer-based danger management systems that centrally monitor and control each of these individual systems.

      Fire & Security Products manufactures and sells system components for the global fire safety and security industry. Our products serve to protect against fire, burglary, unauthorized access and loss of assets. We market our products primarily to system builders and integrators, installers and original equipment manufacturers (OEM). Our products are also used by other Siemens Groups and are incorporated into solutions and services offered by SBT’s other divisions, in particular Security Systems and Fire Safety.

      Building Automation offers solutions to the non-residential markets for automating and regulating heating, ventilation and air conditioning (HVAC), electricity and lighting, including computerized building automation systems that integrate and manage all of these functions for an entire building. In addition, the division offers maintenance and training services for its systems. Building Automation also provides energy solutions and services, aiming to improve a building’s energy costs, reliability and performance while minimizing impact on the environment. For example, we refurbish buildings to improve their energy efficiency and provide our customers with a guaranteed level of energy cost savings. We also arrange for financing of the refurbishment.

      HVAC Products manufactures and sells controls, sensors, detectors, valves and actuators used in systems that regulate heating, ventilation and air conditioning, electricity and lighting in buildings and factories. This division sells to the Building Automation division and to original equipment manufacturers (OEM), value-added partners, resellers and installers.

      During fiscal 2004, we divested the majority of our Facility Management Services division. To optimize our portfolio, we disposed of the operations of the division’s facility management unit which operated and maintained entire building sites for tenants and owners as an outsource provider and offered facility management consulting services to building operators. In addition, we significantly downsized the activities of the project business unit which provides services relating to the planning and management of electrical contracting projects.

      Effective as of October 1, 2004, the divisions Fire Safety and Fire & Security Products will be merged to form a new division, Fire Safety and Security Products, that will be responsible for all activities including products, systems, solutions and services for the fire safety business and the security products business.

      Our customers consist of a large, widely dispersed group of locally-based building owners, operators and tenants, building construction general contractors, mechanical and electrical contractors, OEM of HVAC systems, wholesalers, specialized system builders and installers. The project business in Security Systems, Fire Safety and Building Automation generated sales of approximately €2.1 billion in 2004. More than 75% of this volume is attributable to orders with a volume less than €750,000. The average project size is €30,000 and most projects are €25,000 or less.

      SBT has a decentralized business organization that combines a small central headquarters, design and manufacturing at sites in seven countries in Europe, North America and Asia and our own distribution network, consisting of approximately 400 local sales, project execution and services branch offices in more than 40 countries. In order to improve cost synergies with Siemens’ regional companies, we integrated the majority of SBT’s local organizations with the Siemens regional companies during fiscal 2004. For some markets, we also distribute our products and systems through a network of independent field offices and distributors. Our services businesses and sales network have significant local presences arising from the need to be close to the customers and buildings that use our products, systems and services. Our manufacturing and design sites and our regional sales units with their branch offices are connected to each other and to our central management by a central communications network.

      We sell our products and systems throughout the world, and derive nearly two thirds of sales from Europe, nearly one third from the Americas, primarily the United States, and the remainder from Asia Pacific.

      We have 11 manufacturing and assembly facilities worldwide, including 7 in Europe, of which three are located in Germany. In fiscal 2004, we continued to take measures to scale back our production capacity and finalized the closure of production plants in Staefa (Switzerland) and Redditch (United Kingdom). We have relocated most operations at those locations to our existing sites in Switzerland and Germany and outsourced some operations to the Czech Republic. We also disposed of an assembly factory in Nelm (Switzerland).

      In fiscal 2004, our research and development costs were 3.6% of SBT’s total sales, compared to 3.3% in fiscal 2003. The trend in our industry is toward the use of “open” platforms which are compatible with all current standards used in the building management systems market. We are working to develop “open” system platforms and systems with backward and forward compatibility that will enhance product flexibility and protect a customer’s investment by allowing our customers to create linked systems with products from different suppliers. We are also working to develop “remote control” building automation systems that will allow the user to control a building’s maintenance, safety and security systems offsite via the Internet. We strive to become a market leader in new technologies. In fiscal 2004, for example, we established a partnership with ZN Visage to develop and market 3-D face recognition systems for use in building security.

      Traditionally, the HVAC, electricity, security and fire safety systems used in buildings have been designed and sold as separate, stand-alone systems that could not be integrated to combine functions or allow for centralized control. During the past several years, the increased use of computers in building systems has allowed manufacturers to link individual systems and to offer multi-function building automation systems. We continue our efforts to develop and offer building management solutions, which use a common technological platform and can therefore integrate various building management features. SBT offers such integrated building automation systems globally. Sales have occurred primarily in the United States, Europe and other selected countries, such as Australia.

      Our near-term strategy is to grow profitable business fields at rates that at least keep pace with the market overall. We expect our Security Systems division to grow in part through cross-selling to existing customers of the Building Automation and Fire Safety divisions. The Fire & Security Products and HVAC Products divisions are making a wider range of their products available to third-parties and are refocusing their sales and marketing functions to achieve stronger growth in third-party customer channels. In addition, both divisions are expanding their offering of products and components for OEM, making more of our existing products available for offering on an OEM-basis. Our Systems and Services divisions (Security Systems, Fire Safety and Building Automation) are using their current large installed base of building technology products and systems as a means of generating service and maintenance contracts. Going forward, we intend to increase the portion of sales generated from services.

      Our focus is on improved profitability and growth. We have strengthened our productivity improvement initiatives, which include process improvements, enhanced purchasing coordination, reduction of our product portfolio, reducing sales of low-margin segments and headcount reductions. We also consolidated our manufacturing capacity, as described above, in order to improve productivity.

      SBT has a leading position in the worldwide markets for fire safety and building automation. Three of our divisions, Fire Safety, Building Automation and HVAC Products, which account for approximately 80% of SBT’s sales, each operate in very concentrated markets in which the top three or four providers control more than half of the market. The main global competitors for Fire Safety, are Tyco and Honeywell; for HVAC Products, they are Honeywell, Invensys, Danfoss and recently Schneider, through its acquisition of TAC and Andover Controls; while for Building Automation, Johnson Controls and Honeywell are the largest competitors. In the building automation field, we face additional competition from niche competitors offering web-based solutions and from new entrants, such as utility companies and consulting firms, exploiting an increased demand for energy cost management. The recent downturn in the building automation market has created overcapacity and prompted downward pressure on prices. Likewise, the market for fire safety solutions has experienced increased price competition as a result of a shift of production to low-cost countries.

      The security solutions and products markets are fragmented, with many locally based companies and, in certain instances, a few large globally-based competitors holding relatively small market shares. In the electronic security solutions and products market, Tyco is a market leader. Telecommunication companies and defensecontractor firms are also beginning to enter the market for security solutions. Consolidation is beginning to occur in certain areas. For example, General Electric and United Technologies have become active competitors in the security products market through acquisitions. Despite this emerging consolidation trend, the market remains fragmented. Many of our competitors focus on a particular product, system or service, or have a regional orientation. We plan to continue to expand our customized solutions business, where we can build close relationships with our end-user customers by providing high value-added services. We will further focus on providing security solutions integrated with Fire Safety and/or Building Automation systems.

POWER

Power Generation (PG)

Year ended
September 30, 2004

Total sales	€7.527 billion
External sales as percentage of Siemens net sales	9.98%
Group profit	€961 million

      PG provides customers worldwide with a full range of equipment necessary for the efficient conversion of energy into electricity and heat. We also customize gas and steam turbines in the smaller output range, which can be used as drives for compressors or large pumps, to meet specific project needs. We offer a broad range of power plant technology, with activities that include: development and manufacture of key components, equipment, and systems; planning, engineering and construction of new power plants; and comprehensive servicing, retrofitting and modernizing of existing facilities.

      PG consists of three businesses, each with a clear market focus on specific customer groups and technologies: Fossil Power Generation; Industrial Applications; and Instrumentation and Control. Fossil Power Generation is by far the largest of our businesses, accounting for approximately 67% of total sales in fiscal 2004.

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

      Fossil Power Generation includes power plants and systems engineering, as well as components and equipment engineering and manufacturing, such as fossil fuel-fired power plants, co-generation heat and power plants. Our fossil fuel power generation business concentrates on turbo generators, gas and steam turbines in the larger power range, with an emphasis on combined-cycle gas and steam power plants. We also perform power plant service, such as maintenance, rehabilitation and operations.

      Industrial Applications includes steam and gas turbines in the small and medium power ranges, as well as turbo generators, turbo compressors, compressor solutions for the oil and gas industry, and offers complete engineering services for power plants. Our activities encompass design, engineering, supply and service. We develop and manufacture steam turbines for application in industrial, municipal and independent heat and power generation and for mechanical drives, as well as turbo compressors. In addition, we offer our customers combined cycle power plants. In the renewable energy sector, we also offer biomass power plants.

      We expanded our product portfolio in this area in fiscal 2003, through the acquisition of the small gas turbine (3-15 megawatts) and medium gas turbine (15-50 megawatts) businesses and industrial steam turbine businesses of Alstom S.A., Paris (Alstom). We see the products and services we acquired from Alstom as complementing the pre-existing portfolio of our Industrial Applications division. In particular, the acquisition has strengthened our product offering for the oil and gas industry, including gas and steam turbines for power generation and mechanical drives which complement our compressor products. The acquisition has furthered our efforts to provide a complete range of products and services from one source to our customers and gives PG a leading position worldwide in the marketplace for industrial power and compressor solutions. With an installed base of approximately 3,500 gas turbines and 4,100 steam turbines, the acquisition has also created new opportunities to grow our service business.

      Our installed base of thermal power plant capacity (all power ranges) of more than 650 gigawatts provides us with a good opportunity to grow our service business.

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

      Although we aim to expand primarily through internal growth, we will continue to make acquisitions and form alliances where appropriate to increase market penetration, share costs or technologies and adapt to market changes. In July 2004, we announced a proposed joint venture with Interros. This joint venture, which is subject to regulatory approvals, would own a majority stake in OAO Power Machines, a Russian turbine manufacturer. Siemens plans to hold an at-equity investment in the joint venture. We have committed to make an ongoing investment in OAO Power Machines over the next three to five years. Furthermore, on October 20, 2004, we entered into an agreement to acquire the Danish company, Bonus Energy A/ S, one of the major suppliers of wind energy systems worldwide. With the acquisition, we are expanding our product portfolio and are entering the growing international wind energy business. The acquisition is conditional upon the approval of the relevant competition authorities. The closing is planned in December 2004.

      PG’s principal customers are large power utilities and independent power producers, as well as construction engineering firms and developers. Because certain areas of our business, such as power plant construction, involve working on medium- or longer-term projects for customers who may not require our services again in the short term, our most significant customers may vary significantly from year to year. The Ministry of Electricity, in Kuwait; Union Fenosa, in Spain; and Calpine Corporation and Bechtel Power Corporation, in the United

States, are among our largest customers. We also generate an increasing portion of sales from industrial customers, who represent an important market for smaller power plants, turbines and compressor solutions.

      Our business activities vary widely in size from component delivery and comparatively small projects to turnkey contracts for new power plant construction with contract values of more than half a billion euro each. The large size of some of our projects occasionally exposes us to risks related to technical performance, a customer or a country. For additional information with respect to our long-term contracts, see Item 3: “Key Information— Risk Factors.”

      Our sales efforts are conducted by our own dedicated sales organizations in Germany, the United States and Asia, supported by Siemens’ worldwide network of regional sales units.

      We derive more than one third of our sales from Europe. The remainder of our sales is geographically well balanced.

      We have 14 significant manufacturing and assembly facilities worldwide, including three in the Americas and eleven in Europe. Of these, six are located in Germany. We manufacture steam turbines principally at the Mülheim (Germany) plant, turbo generators in Charlotte (United States), 60 Hertz gas turbines in Hamilton (Canada), 50/60 Hertz gas turbines in Berlin (Germany) and turbo compressors in Duisburg (Germany). Through our acquisition of Alstom’s industrial turbine businesses, we have added manufacturing sites in Brno (Czech Republic), Finspong (Sweden), Lincoln (United Kingdom) and Nuremberg (Germany).

      PG’s research and development efforts are currently focused on advancing products and concepts that combine turbo machinery technologies (gas and steam turbines, generators and compressors), particularly for use in new power plant designs combining high efficiency and lower emissions. Our research and development is also targeted at improving a plant’s capability to meet short-term variations in power demand and the reduction of life-cycle costs for new power plants, particularly by enhancing the durability of parts and components. Weare also working to further boost operating efficiency and performance of new and existing power plants while reducing the emissions of such plants. In fiscal 2004, our research and development costs were 4.0% of PG’s total sales, compared to 3.7% of total sales, in fiscal 2003.

      The worldwide market for new power plants has stabilized near the high level experienced in the late 1990s. The development has been driven primarily by the strong economic development in China, which accounts for almost half of worldwide power equipment orders. The demand for gas turbines in the United States in fiscal 2004 remained relatively unchanged at historically low levels due to overcapacity built up during the recent gas turbine power plant boom. Project cancellations have created a market, mainly in the United States, for turbines that have been already manufactured but are not in operation. This trend has had a negative effect on overall demand and prices.

      In the medium term, we anticipate a moderate growth in demand for new power plants, especially for combined-cycle plants. We believe that fossil fuel-fired power plants will likely continue to dominate the power market, accounting for the majority of total new units sold. Although the power generation industry is a long-cycle business, it is affected by trends in cyclical industries and fluctuations in fuel prices that can have implications for demand for certain product types. Rising gas prices, for example, are creating focus on fuel diversification and coal-fired power plants. Factors contributing to worldwide demand for new plants and retrofitting services include deregulation and the need for reduced emissions and higher fuel efficiency. Furthermore, we expect that power plant retirement in industrialized countries will create an additional market in which we plan to participate. We believe that competition in deregulated power supply markets will give our customers an incentive to replace existing units which have ceased to be competitive.

      In fiscal 2004, we continued to adapt our workforce at various locations, in line with lower market capacities. We have implemented a cost containment program by further process improvement efforts and optimization of our manufacturing network. We are working to further boost operating efficiency and performance of our service activities.

      Our industry is one in which a relatively small number of companies, some with very strong positions in their domestic markets, play a key role. Our principal competitors vary by business, but primarily include General

Electric, Alstom Power, Mitsubishi Heavy Industries, as well as Hitachi and Toshiba in fossil power generation. Within industrial applications, we face competition from General Electric, Solar, MAN Turbo and Dresser Rand. In instrumentation and controls, where the market is more fragmented, ABB is our main competitor. The decreased demand in our markets has intensified competition. Potential new competitors face significant barriers, including high capital investments in engineering and production capacity, the high cost of research and development and of developing a customer base, the need for broad systems know-how and global economies of scale.

Power Transmission and Distribution (PTD)

Year ended
September 30, 2004

Total sales	€3.611 billion
External sales as percentage of Siemens net sales	4.38%
Group profit	€238 million

      PTD supplies energy utilities and large industrial power users with equipment, systems and services used to process and transmit electrical power from the source, typically a power plant, to various points along the power transmission network and to distribute power via a distribution network to the end-user.

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

      We provide our customers with turn-key transmission systems and distribution substations, discrete products and equipment for integration by our customers into larger systems; information technology systems and consulting services relating to the design and construction of power transmission and distribution networks. We offer the following solutions, products and services, presented roughly in the order in which they are used in a power transmission and distribution network. Our internal divisions are organized around the following products:

•	power systems control equipment and information technology systems, including computerized power management systems used to operate power transmission networks, determine customer needs and regulate the flow of power from power plants to the distribution network (offered through our Energy Management and Information Systems division, which, as of the beginning of fiscal year 2005, has been combined with our Power Automation division and renamed Energy Automation);

•	transformers including both the power transformers used at the beginning of the transmission process to step up the voltage of the power generated by power plants to a voltage that can be carried efficiently on the power network, and the distribution transformers and their components used at the end of the distribution process to step down power from high voltage to lower voltage levels for the end-user;

•	high voltage products and ready-to-use systems, in both alternating and direct current, used in the physical transmission of power from power plants to the distribution network before the voltage is stepped down for distribution in populated areas, including ready-to-operate indoor and outdoor high voltage substations and the switchgear and protection systems required to control the flow of power and prevent damage to the power transmission network;

•	protection and substation control systems including equipment and systems used at power distribution network substations, such as relays and computerized protection and control equipment (offered through our Power Automation division, which, as of the beginning of fiscal year 2005, has been combined with our Energy Management and Information Systems division and renamed Energy Automation); and

•	medium voltage equipment including circuit breakers and distribution switchgear systems and components that regulate the flow of power on the distribution network before it is stepped down to a low voltage level for the end-user.

      In addition to our equipment and systems, we offer a growing range of services and integrated solutions for various stages in the power transmission and distribution process. These include: technical support and maintenance services and, to an increasing extent, outsourcing projects and operations; consulting relating to the planning, design and optimization of power transmission and distribution networks; information technology services and solutions to support customer management and energy trading; training programs; and metering services for electric, gas and heat. We also provide analytical and consulting services, as well as equipment and systems, in the power quality field that are designed to improve the availability and reliability of power transmitted by analyzing and reducing the causes of power fluctuations and failures. Power quality systems and services have become increasingly important with the growing use of sensitive computerized, electronic and other equipment requiring continuous power with very little fluctuation in voltage or frequency. Our PTD Services division aims specifically at responding to our customers’ increasing demands for these services.

      In July 2004, we acquired Trench Electric Holding, B.V. (Trench), a leading manufacturer of components of high voltage power distribution and transmission systems. In 2003, Trench employed approximately 1,800 employees and had annual sales of roughly €250 million. The acquisition is expected to strengthen our high-voltage product portfolio, allowing us to offer our customers a full spectrum of high voltage products from a single source, and to expand our market position in China and North and South America.

      Our power transmission and distribution customers are primarily power utilities and independent power distributors. Due to deregulation in the power industry, our customer base continues to diversify from one formerly composed almost exclusively of power utilities responsible for all stages in power transmission and distribution to one that includes an increasing number of independent system operators and power distributors supplying services at different points of the power transmission and distribution network. We have increased our sales to industrial customers, providing them with equipment and systems for power networks associated with manufacturing facilities. We distribute our systems and components through our sales force in Germany and through dedicated personnel in the regional Siemens sales units worldwide.

      We generate our sales from project business, as well as from sales of systems, components and services. A relatively small portion of our project business involves construction of large power networks and other projects with values of more than €50 million. Most of our business is generated from smaller projects and sales of systems and components to a variety of smaller customers. We strive to provide our customers with complete solutions.

      Demand for our products and services depends on several factors, including investment in building and upgrading of power transmission and distribution networks in developing countries, demand for new power generation primarily in industrializing countries and demand for new products, systems and services in connection with deregulation and liberalization in the power industry. In light of these factors, future demand is likely to come, to a large extent, from emerging industrialized countries and regions with growing energy requirements, including Asia, especially China and India, Eastern Europe and the Americas. We continue to evaluate opportunities to penetrate these markets, including formation of joint ventures with local partners to help us secure future project work.

      Although the power transmission industry in industrial countries is a mature business, additional demand for our products, systems and services arises in the industrial world as utilities and private power companies respond to deregulation by seeking ways to improve efficiency and reduce costs. Deregulation has also increased demand for more sophisticated products, such as systems used in energy trading among suppliers, and for related services, such as metering. New orders to replace old equipment have also been driven by changing requirements due to environmental regulation. In addition to responding to these new sources of demand, we continue to seek new markets for expansion, in particular in the United States and Asia, and to develop innovative new products and systems to respond to ongoing pricing pressures in our markets.

      We derive approximately forty percent of our sales from Europe and more than one quarter from the Asia-Pacific region. While regions in the developing world represent growth markets for power transmission and distribution products and systems, our activities there can also expose us to risks associated with economic, financial and political disruptions that could result in lower demand or affect our customers’ ability to pay. Our largest projects in the developing world currently include two developments in the People’s Republic of China: the Three Gorges Dam project and the construction and equipping of converter stations for a new high-voltage direct-current transmission line for the transportation of 3,000 megawatts of electricity across 940 kilometers. Our other ongoing significant projects include the supply of two converter stations for a submarine cable link across the Bass Straits between Tasmania and the state of Victoria on the Australian mainland. As a consortium leader of the project, we supply and install the high-voltage direct-current equipment which allows transmission of electrical power with low energy losses over long distances.

      The large size of some of our projects occasionally exposes us to risks associated with technical performance, a customer or a country. For additional information with respect to our long-term contracts, see Item 3: “Key Information— Risk Factors.”

      We have significant manufacturing and assembly facilities worldwide, including in the Americas, Asia, and Europe, in particular in Germany. In fiscal 2004, we acquired additional manufacturing capacity as part of our acquisition of Trench. In fiscal 2004, our research and development costs were 2.5% of PTD’s total sales, compared to 3.1% of total sales, in fiscal 2003.

      Competition in our markets comes primarily from a small group of large, multinational companies offering a wide variety of products, systems and services, although a few notable specialists maintain strong positions in certain niches. Globally, our most significant competitors include ABB, the Areva Group, which acquired Alstom’s power transmission and distribution activities in 2004, and General Electric, as well as Japanese competitors. In some of our markets, increasing international competition is emerging from low-cost countries, such as China and India. To improve our competitive position, in recent years we have located new production facilities and expanded production in the Asia-Pacific region, allowing us to work more closely with our customers, reduce costs and meet local content requirements. We are party to several joint ventures in China, our second largest market. During fiscal 2004, we continued initiatives to improve productivity and enhance the efficiency of our business processes.

TRANSPORTATION

Transportation Systems (TS)

Year ended
September 30, 2004

Total sales	€4.310 billion
External sales as percentage of Siemens net sales	5.70%
Group profit	€(434) million

      We are a leader in the global rail industry, offering a full range of products and services for railway transportation. We offer our customers innovative solutions and systems in such areas as modular vehicle concepts for mass transit and mainline systems; technology for driverless metros and computer-controlled electronic switches; optical sensor systems; and global positioning system (GPS)-based service and diagnostic concepts, among others. We combine rolling stock with automation and power product offerings in our turnkey systems business, and combine service and maintenance activities in our integrated services unit. Rolling stock refers to all major components of rail vehicles, including locomotives, railway cars, subway cars and streetcars.

      We develop, manufacture and sell a full range of rolling stock in three product-focused divisions:

•	Mass Transit—This division includes both the former light rail and heavy rail divisions, which we merged as of October 1, 2003, as part of a wider realignment to strengthen our market position in rolling stock. Our products include subway and suburban rapid transit trains, subway cars, as well as their subsystems and components and streetcars, light rail vehicles and their components.

•	Locomotive—Our products include electric and European standard diesel-electrical locomotives for passenger or freight rail. In addition to our manufacturing operations, we also refurbish and maintain locomotives and locomotive pools and provide locomotive leasing services tailored to meet the requirements of deregulated local rail operators.

•	Trains—Our products comprise rail vehicles with traction equipment integrated into the running gear and distributed over the entire train, including high speed trains, tilting trains, regional and rapid transit units and passenger coaches, as well as subsystems and components.

      Our rolling stock business was our largest in terms of sales in fiscal 2004.

      In our automation and power business, we conduct our operations in two divisions:

•	Rail Automation—For passenger and freight railway operations, we develop, manufacture and sell central control systems, signaling systems and equipment, interlockings and automated train control systems that regulate a train’s speed through automatic application of its brakes when it exceeds speed limits or fails to respond to a signal. We sell entire systems and networks, as well as individual products for integration into existing signaling systems. For mass transit, we develop, manufacture and sell operation control centers for the operation of signals and switches in rail yards and between destinations, and signaling and vehicle control systems (including automated, driverless systems).

•	Electrification—For high speed, main line and mass transit, we supply products and systems for contact line and rail power supply.

      Our automation and power business was our second largest in terms of sales in fiscal 2004.

      In our Turnkey Systems division, we aim to optimize the design and construction of entire railway systems. We cooperate closely with the other TS businesses, integrating their products and services to offer turnkey projects from a single source. Among our active projects during fiscal 2004, were the Transrapid project in China (an electromagnetically elevated and propelled high-speed train), the construction of the new Kaohshiung subway system in Taiwan, and a new light rail transit system in the Venezuelan city of Maracaibo. We also assist our customers with arranging financing in cooperation with Siemens Financial Services.

      With our Integrated Services division, we are placing an increasing emphasis on our service and maintenance activities. We provide corrective and preventive maintenance services, replacement and spare parts for our own products and for products manufactured by others. We also provide training, documentation and consulting services relating to a wide variety of customer needs, with a particular focus on extending the life-cycle of our customers’ investments in their rail products and systems.

      Our primary customers are transport authorities and national and private rail companies worldwide. Deutsche Bahn is a significant customer of TS. We distribute our products through our own sales force in Germany and through dedicated personnel in the local Siemens companies worldwide.

      Germany and other European countries have traditionally been our most important regional markets. We believe the most important regional growth markets are in the Americas and the Asia-Pacific region. Demand in the German market for railway transportation products has continued to decline in recent years, especially in fiscal 2004, as a result of reduced government funding of, and low investment in, the German rail transportation systems and we expect that trend to continue for the foreseeable future. We derive approximately three quarters of our sales from Europe with 32% in Germany and a smaller but significant amount from Asia-Pacific.

      We have approximately fifteen significant manufacturing, assembly and testing locations worldwide, including eleven in Europe, of which five are located in Germany.

      In fiscal 2004, our research and development costs were 3.1% of TS’ total sales, compared to 3.2% of total sales in fiscal 2003.

      The world markets for products and services in the railway transportation industry continue to be in flux. Despite the trend toward privatizing state-owned railways and liberalization of the railways markets, national authorities continue to have influence in areas such as security and deregulation, or as general watchdog authorities over transport or railway facilities. In many countries, governments impose local content requirements, the fulfillment of which is often a basic precondition for market entry. The number of rail operators is increasing, and both new and traditional operators, are focusing not only on quality but also on price and low life-cycle costs that drive their own profitability. Price pressure is further influenced by budget constraints faced by many state operators, requiring innovative financing solutions. In fiscal 2004, our industry continued to face increasing prices for some key components since there are only a limited number of suppliers, partly as a result of consolidation in the industry. There is a growing trend towards the outsourcing of servicing and maintenance of systems and equipment.

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

      The large size of our projects occasionally exposes us to risks associated with technical performance, a customer or a country. In the recent past, we have experienced losses in connection with such risks. For example, in fiscal 2004, we experienced significant charges in our rolling stock business. The charges primarily related to our innovative low-floor light rail vehicle with a modular platform concept, marketed under the name Combino. Following an internal report on fatigue strength concerns with our Combino trams, as a precautionary measure, we advised our customers to take vehicles that have traveled distances of over 120,000 kilometers temporarily out of service. We have formed a specific subdivision with teams of internal and external experts working on a long-term solution for the Combino fleet. By the end of fiscal 2004, we have made considerable progress towards identifying suitable measures that will enable the affected Combino components to be improved and are also making headway towards a permanent repair solution. In this context, we are currently intensifying our quality program and are introducing new processes in order to enhance systematic detection and minimization of business risks and quality assurance of projects. We also continue to explore possibilities for cooperation with other companies in our industry as a means of reducing development costs, meeting local content requirements, improving market access, reducing risks and meeting customer requests. For additional information with respect to our long-term contracts, see Item 5: “Operating and Financial Review and Prospects— Segment Information and Analysis— Operations— Transportation— Transportation Systems” and Item 3: “Key Information— Risk Factors.”

      We compete in our industry, on a global scale, with a relatively small number of large companies and with numerous small to midsized competitors who are either active on a regional level or specialize within narrow product spectrums. Our principal competitors are Alstom and Bombardier.

Siemens VDO Automotive (SV)

Year ended
September 30, 2004

Total sales	€9.001 billion
External sales as percentage of Siemens net sales	11.96%
Group profit	€562 million

      SV designs, manufactures and sells integrated electrical, electronic and electromechanical systems and modules and individual components used in automotive applications. Our product range includes components and systems used in automobile powertrains, body electronic systems, safety and chassis systems, electric motor drives, information and cockpit systems, and driver information, communication and multimedia systems.

      We offer our systems and products in the following four divisions:

•	Powertrain, including components, modules and systems for use in diesel and gasoline fuel injection handling, drive train transmission management and air intake systems, fuel pumps, supply units, as well as engine actuators and emissions controls and sensors;

•	Chassis & Carbody, including active and passive electronic safety systems, such as crash and occupant sensors for controlling airbags and seatbelts and for monitoring air pressure in tires; chassis electronics used in steering and braking; electric motor drives for use in antilock brakes, heating, ventilation and engine cooling systems and power windows and sunroofs; drive systems for electric and hybrid vehicles; access control and security systems with electric door and seat controls and radio receivers within the vehicle; intelligent switching units and climate control units;

•	Interior & Infotainment, including complete cockpit systems, driver’s workplace systems in commercial vehicles, instrument clusters, tachographs, human-machine interface displays, heads-up displays for passenger and commercial vehicles; car audio, navigation and telematics and complex multimedia systems; and

•	Service & Special Solutions, which offers spare parts and accessories for passenger and commercial vehicles, fleet management systems and hardware and software products for car audio, navigation, and telematics.

      Some of our recent product innovations and developments include:

•	common-rail injection systems with piezo-electronic actuators, resulting in quieter and lower emission diesel engines;

•	innovative gas sensors such as our NOx sensor and our Ozone sensor, which help car manufacturers comply with ever more stringent emission standards;

•	integrated powertrain management, allowing significant savings in fuel consumption;

•	color heads-up display that projects information about driving conditions and navigation instructions onto the windshield;

•	voice-controlled car communication computer for passenger cars, which includes a multimedia system, as well as climate and speed control function;

•	digital tachograph that collects important data concerning the operation of vehicles, allowing more sophisticated management of fleets;

•	contactless and modular fuel level sensors for long-life, high-performance fuel supply systems;

•	tire pressure monitoring system;

•	advanced weight sensing (AWS), which adjusts the safety settings on seat belts and airbags depending on the passenger’s weight;

•	an advanced radar system for crash avoidance and adaptive cruise control; and

•	an optical passenger detection device that makes airbags more intelligent and offers greater protection to passengers.

      In addition to researching and developing these and other innovations, we also design and manufacture systems and modules, which typically offer superior profit margins and better opportunities for maintaining customer relationships, compared to selling individual components.

      Most of our customers are large automobile manufacturers, including four of the world’s five largest automobile manufacturers. We also sell components to suppliers of complete automotive systems and modules. Our car manufacturer customers frequently contract for a supplier to provide a system or set of components for the production run of a particular car model or engine line. In fiscal 2004, our ten largest customers together accounted for more than three-quarters of our total sales.

      Base materials and components account for about half of the total cost of our products. We rely on a few suppliers to provide us with most of our semiconductors, other electronic components and some other base materials and components. These suppliers include Infineon, Philips and ST Microelectronics, for semiconductors; Tyco, for wire housings and connectors; and ALCOA for drives.

      We have our own independent sales force, which is active worldwide. We generate two thirds of our sales in Europe, with 31% in Germany, and a smaller but significant amount from the Americas, mainly in the United States, with an increasing share in the Asia-Pacific region. In fiscal 2004, we continued our sales initiative directed at increasing our sales in China, Japan, Korea and other Asian countries. The Japanese market is still served mostly by local and in-house suppliers.

      We have approximately 51 manufacturing and assembly facilities, including 16 in the Americas and 25 in Europe. Of these, 10 are located in Germany.

      In fiscal 2004, our research and development costs were 8.4% of SV’s total sales, compared to 8.3% of total sales in fiscal 2003. To secure competitiveness in markets with ongoing price pressure, we must continue to make productivity gains and develop innovative products. Investment in new technologies has also grown in importance due to the increasing use of electronics and related software in automobiles, and as more manufacturers offer former options such as theft protection and safety devices as standard features in an effort to increase margins. Additionally, environmental concerns have increased demand for direct injection and other new engine technologies offering improved efficiency, as well as for fuel cells and other possible alternatives to the internal combustion engine. In addition to continuing to invest in research and development, we must also continue to attract and retain skilled engineers and other technically proficient employees to remain technologically competitive.

      For the last several years, automobile manufacturers and their suppliers have been going through a period of significant change and consolidation, and we expect this trend to continue. Opportunities and competition for independent suppliers have increased as car manufacturers have spun-off or exposed their former in-house suppliers to increased competition. For example, during fiscal 2004, we acquired from DaimlerChrysler its automotive electronic products facility, located in Huntsville, Alabama (United States). Manufacturers, in an effort to achieve cost efficiencies and ease of production, are also using more pre-assembled systems and modules instead of individual components. Systems and modules integrate all of the components needed for major automotive subsystems, such as the cockpit or vehicle safety systems. These systems and modules are assembled near or at the customer’s production site on a “just-in-time,” “just-in-sequence” delivery basis for assembly directly onto the chassis without significant further modification, sometimes using the customer’s production machinery. The trend toward greater use of modules and systems has increased pressure on suppliers of individual components and smaller companies to combine or form alliances, resulting especially in growing convergence of electronics and mechanical component suppliers and making the industry more capital intensive.

      In fiscal 2004, demand in the mass market for passenger cars stagnated, whereas demand in the truck market increased. Automobile production levels declined in the Americas and Western Europe, especially Germany. The Asia-Pacific region, with a growing market in China, did not fully offset this worldwide trend. Globalization and the opening of markets to competition continue to put downward pressure on prices. Customers that incorporate our products into their own equipment make ever greater demands on both our performance and the quality of our products. In the current market environment, many automobile manufacturers extract price and other concessions from their suppliers, including SV, and some of our automobile manufacturer customers have cancelled or postponed new development projects with us. For SV, however, the impact of these developments is partly offset by our focus on automotive electronics, which constitutes an increasingly large percentage of the cost of each automobile produced. Increased demand for diesel engines also led to growth in sales of our common-rail injection systems with piezo-electronic actuators.

      In response to these difficult market conditions, we are continuing our program to cut costs, increase productivity, optimize our product and project portfolio, and reduce inventory, personnel and the production and assembly facilities. In fiscal 2004, we continued to shift production facilities to locations where we can reduce our manufacturing costs and/or be closer to our customers. However, other major suppliers are also moving manufacturing and engineering capacities to China and Eastern Europe to contain costs.

      We are a first-tier supplier to automobile manufacturers in North America, South America and Asia. Our most significant competitors are generalists with a broad product range, systems integration capabilities and global presence. These include Bosch, Toyota’s Denso and the independent, former in-house suppliers Visteon and Delphi, all of which are significantly larger than we are. Moreover, in Europe, Denso, Visteon and Delphi continue to be aggressive competitors and Denso is expected to enter the common-rail diesel market in 2005. Competition from low-cost suppliers from Asia and Eastern Europe is increasing in commodity products, such as electrical motors. Finally, additional competitive pressure could also result from a vertical integration between semiconductor suppliers and traditional automotive suppliers, such as in the case of NEC and Nestec or Infineon and Sensonor.

MEDICAL

Medical Solutions (Med)

Year ended
September 30, 2004

Total sales	€7.072 billion
External sales as percentage of Siemens net sales	9.27%
Group profit	€1.046 billion

      Med develops, manufactures and markets diagnostic and therapeutic systems and devices, as well as information technology systems for clinical and administrative purposes. We provide technical maintenance, professional and consulting services. We also work with Siemens Financial Services to provide financing and related services to our customers. We are one of the leading companies in our field.

      Our offerings include:

•	medical imaging systems, representing a full range of systems including x-ray, computed tomography, magnetic resonance, nuclear medicine and ultrasound, as well as related computer-based workstations enabling the health care professional to retrieve and process relevant information. Our imaging systems are used to generate, in various modalities and without surgery, morphological and functional images of, and related information concerning, the human body, such as internal organs. This information is used both for diagnostic purposes and in preparation for potential treatment, including interventional and minimally-invasive procedures. We focus on technically innovative products, examples of which are our computed tomography scanner, Somatom Sensation 64; our magnetic resonance scanner, Magnetom Avanto with a total imaging matrix; and or our x-ray angiography platform Axiom Artis;

•	information technology systems, including image management systems and systems for clinical and administrative applications. Our information technology systems are used to facilitate digital storage, retrieval and transmission of medical images and other clinical and administrative information, facilitating efficient workflows in health care environments. Our offerings include web-based products using the Internet as the communication medium;

•	electromedical systems, including patient monitoring systems, life support systems and electrophysiological measuring systems. These systems are primarily used in critical care situations and during surgery for the purpose of patient transport, monitoring vital functions via body sensors, supporting breathing and administering anesthetic agents. Our product portfolio further includes respiratory machines designed for home care and systems for intensive neonatal care. We provide such electromedical systems primarily through our joint venture with Dräger Medical of Lübeck, Germany, which was formed in fiscal 2003 in which we hold a 35% share. In October 2003, we sold our Life Support Systems business, which provided anesthesiology and ventilation equipment, to Getinge AB, a Swedish medical technology group, as a condition to European antitrust approval for the joint venture with Dräger;

•	oncology care systems, including linear accelerators, which are used for cancer treatment; and

•	hearing aids and related products and supplies.

      Our medical imaging operations are the largest part of our business, representing about 70% of total sales in fiscal 2004. These businesses are organized into divisions according to the type of medical imaging system offered, including Magnetic Resonance, Computed Tomography, Ultrasound, Angiography, Fluoroscopic and Radiographic Systems, Nuclear Medicine and Special X-Ray Systems. Our Health Services division, which focuses on information technology systems, represents the second largest part of our business.

      Over the long term, we expect worldwide demand for our products and services to continue to grow due to a variety of factors, including the growing population of older people, the trend toward early diagnosis and the improvement of health care delivery in developing countries. In addition, efforts in many industrialized countries to contain health care costs are driving a need for improved efficiency in diagnostic and therapeutic processes. For example, health care providers must be able to deliver patient information to every other caregiver who needs it. This need continues to fuel demand for integrated information technology systems, including electronic patient records, as well as related professional consulting and implementation services.

      Our customers are health care providers such as hospital groups and individual hospitals, group and individual medical practices and outpatient clinics. Our products are sold and serviced primarily through our own dedicated personnel. A small portion of our sales involve delivery of certain of our products and components to competitors on an original equipment manufacturing (OEM) basis.

      We have a strong worldwide presence. The United States is our largest single geographic market, representing 46% of our total sales in fiscal 2004. In addition, we derive nearly one third of our sales from Europe and a smaller but significant amount in the Asia-Pacific region.

      Our worldwide business is reflected in our regional organization. The headquarters for our oncology care systems business and, in the medical imaging field, our Ultrasound and Nuclear Medicine divisions, as well as our Health Services division, are located in the United States. The remaining divisions are headquartered in Germany. Excluding our joint ventures, we have approximately 16 significant manufacturing and assembly facilities worldwide, including six in North America and five in Europe. Of these, three are located in Germany.

      We have research and development and OEM cooperation agreements with various companies, including with Bruker, in the field of magnetic resonance imaging; Toshiba, in the field of ultrasound and magnetic resonance imaging; Philips, in computed tomography systems; and Matsushita, for low- and mid-range ultrasound systems. We also have joint ventures with CTI Molecular Imaging, Inc., to develop and manufacture Positron Emission Tomography systems which are new scanning systems capable of showing the chemical functioning of an organ or tissue; with Philips and Thales, to manufacture flat panel detectors for medical imaging; and with Mochida Pharmaceutical Co. Ltd., in the field of ultrasound in Japan.

      R&D plays an important role in our business. We maintain research and development centers at locations in Europe, the United States and Asia. In fiscal 2004, our research and development costs were 8.8% of Med’s total sales, compared to 9.1% of total sales in fiscal 2003. Approximately two-thirds of our research and development expenditure is typically spent on medical imaging systems. An important project within our information technology systems business is the continued development of a new workflow management system, Soarian, designed to optimize information-based processes throughout the entire cycle of a patient’s diagnosis and treatment. Several applications of this workflow management system have already been sold and are in use at customer sites.

      Our goal is to become the preferred partner for health care providers around the world by supporting their efforts in optimizing their workflow, that is their diagnostic and therapeutic processes. Our strategy is to combine our knowledge and innovative products in medical engineering and information technology with our experience in process improvement and consulting to provide comprehensive customer solutions. In addition, we are intensifying our activities in molecular medicine.

      We seek to make selective investments in innovative businesses to strengthen our product portfolio. In 2004, we acquired minority interests in several companies. These include peS Gesellschaft für Medizinische Diagnosesysteme mbH, a German company focused on the development of point of care immunoassay systems that allow rapid and accurate diagnosis of various diseases (so-called “lab on a chip”). We also acquired CADVision, a small Israeli company developing software for computer-aided detection and diagnosis of breast lesions. In addition, we acquired the remaining share from our partner Oxford Instruments plc in the Oxford Magnet Technology Ltd. joint venture and renamed the business to Siemens Magnet Technology Ltd.

      Our principal competitors in medical imaging are General Electric, Philips, Toshiba, Hitachi and Hologic. Other competitors include McKesson HBOC, Cerner and IDX, for information technology systems; Phonak, Resound, Starkey, Widex and William Demant, for hearing aids; and Elekta and Varian Medical, for oncology care systems. The trend toward consolidation in our industry continues. General Electric recently acquired both Instrumentarium, a leading supplier of critical care and patient monitoring systems and solutions, and Amersham, a leading provider of imaging enhancing agents and systems for disease research and drug development. The latter acquisition was the first to combine medical technology and life sciences businesses, reflecting the growing importance of molecular medicine for diagnosis and therapy. Competition among the three leading companies in our field— Siemens, General Electric and Philips— continues to be strong, including with respect to price.

LIGHTING

Osram

Year ended
September 30, 2004

Total sales	€4.240 billion
External sales as percentage of Siemens net sales	5.51%
Group profit	€445 million

      Our Lighting Group, Osram, offers a full spectrum of lighting products for a variety of applications. Osram designs, manufactures or sells the following types of lighting products and related materials, components and equipment through the following six divisions:

•	General Lighting: incandescent, halogen, compact fluorescent, fluorescent and high-intensity discharge lamps for household and commercial applications, and public buildings, spaces and streets;

•	Automotive Lighting: halogen, incandescent and xenon discharge lamps for use in motor vehicle headlights, brake lights, turn signals and instrument panels, and, through an equal joint venture with Valeo, completed head- and tail-light assemblies for distribution in North America;

•	Photo-Optic Lighting: special purpose halogen and high-intensity discharge lamps for lighting airport runways, film studios, microchip manufacturing plants, video and overhead projectors and medical and other applications requiring very intense lighting. Effective October 1, 2004, we renamed the division to Display/ Optic. The display applications within the General Lighting and the sale of LED products for displays of our Opto-Semiconductors divisions was transferred to the Display/ Optic division;

•	Opto-Semiconductors: light emitting diodes (LED), organic light emitting diodes (OLED), high power laser diodes and other semiconductor devices that generate visible light and ultraviolet and infrared radiation for use in interior and exterior automotive lighting and other applications, electronic equipment displays, traffic and signal lighting, signs and decorative lighting and infrared transmitters and sensors for industrial and consumer electronics;

•	Ballasts and Luminaires: electronic ballasts for optimized operation of compact fluorescent, fluorescent, high-intensity discharge low-voltage halogen lamps and LED modules, as well as consumer fixtures and, increasingly, lighting control systems; and

•	Precision Materials and Components: glass for bulbs, phosphor powders for fluorescent lamps, computer monitors and television screens, tungsten and other metals for filaments in incandescent lamps and heavy duty tools and electronic components and materials for lamps and applications in the automotive industry, as well as equipment used in the production of lighting products.

      General lighting typically accounts for approximately half of Osram’s total sales. The market for general lighting products is typically stable because of the large investments consumers, businesses and municipalities have in lighting fixtures. We market our products worldwide and have manufacturing locations throughout North and South America, Western and Eastern Europe and Asia, allowing us to stay close to our major customer regions and keep shipping charges low to help maximize the profitability of our lower margin products. We produce most of our own key precision materials and components to ensure that we have access to raw materials in the necessary amounts, prices and levels of quality. We also sell precision materials and components we manufacture to third parties. We have 53 significant manufacturing and assembly facilities worldwide, including 25 in the Americas, 8 in Asia and 20 in Europe. Of these, 12 are located in Germany.

      In all our divisions, we focus on innovative products to sustain and improve our level of profitability. Although incandescent lighting continues to be widely used in general lighting, compact fluorescent, high intensity discharge and other newer technologies have been growing more rapidly because they save energy and are longer-lasting. Newer technologies also offer additional features and smaller lamp sizes. In our consumer luminaires business in selected markets, we offer models that demonstrate applications of some of these newer technologies. In the automotive lighting area, we recently introduced innovative 24-volt headlights for trucks and busses, which shed up to 100 percent more light onto the roads than conventional lamps and have almost twice the service life of conventional lamps.

      In the area of opto-semiconductors, we are introducing new applications for LED products as it becomes possible to achieve greater brightness and more colors. We continue to increase the brightness of light emitting diodes through the use of an advanced thin-film technology, thus opening up a wide variety of new applications, for example in the long run in automotive exterior lighting. Recently, we have taken first steps in developing LEDs for use in projection systems. In the coming years, we expect electronics to become increasingly important across all areas of the lighting industry and that electronic ballasts, electronically-driven lighting systems and opto-semiconductors will account for an increasing portion of Osram’s sales. By expanding opto-semiconductor production capacity at our advanced opto-chip factory in Regensburg (Germany), we have positioned ourselves to take advantage of this trend.

      In fiscal 2004, our R&D costs were 5.0% of Osram’s total sales, compared to 4.9% of total sales in fiscal 2003. We devote a significant portion of our research and development efforts to enhancing the performance and reducing the environmental impact of our products and processes. In the area of opto-semiconductors, we are working on R&D projects on OLED, LED and laser applications. OLEDs are self-luminous plastic films which allow the design of clearly legible, extremely flat and bright displays with a wide viewing angle, low power consumption and minimum weight. OLEDs are typically used in products such as mobile phones, digital video cameras, as well as certain medical equipment. In fiscal 2004, we began volume production of OLEDs at our facility in Malaysia. We are party to several patent license agreements in the opto-semiconductors field.

      Our customers include wholesalers, retailers and manufacturers of lighting fixtures, lamp components and automotive systems. We distribute our products through Osram’s own network of subsidiaries, sales offices and local independent agents in approximately 140 countries. The importance of the Internet as a sales channel is also increasing. Osram has successfully implemented business-to-business extranet services in several countries and we presently process over one third of our sales electronically.

      In recent years, the world market for lighting products has grown at moderate rates, with relatively higher growth in Asia-Pacific and Eastern Europe. In fiscal 2004, we generated 43% of our total sales in the Americas, primarily in the United States. More than one third of our total sales is derived from Europe and a significant amount from the Asia-Pacific region. In North America, we market most of our lighting products under the brand name Sylvania. In fiscal 2004, we significantly increased our sales presence in Asia, in particular China.

      As a result of acquisitions and consolidations over the last decade, Osram, Philips and General Electric together represent almost two thirds of the world lighting market. Osram holds a number one or number two position worldwide in most of its product markets, such as lamps, electronic ballasts, automotive lamps and opto-semiconductors, competing principally with Philips and General Electric. Through joint ventures with Mitsubishi and Toshiba, we are the largest foreign manufacturer of lighting products in Japan, where Matsushita and Toshiba also hold strong market positions.

      Price competition is intense in some areas of both the traditional and innovative lighting product markets, due to competition among Philips, Osram and General Electric, as well as rising competition from new entrants, including a growing number of Chinese manufacturers. Price competition is also intensifying in the more advanced halogen and compact fluorescent lamp types due to an increasing presence of Chinese manufacturers. To counteract price pressure and improve our competitiveness for mass market lighting products, we manufacture some of our lower-priced product lines in countries with lower labor costs. For example, we assemble our LED products in Malaysia. As part of our ongoing efforts to reduce labor costs, over the last several years, we have established or expanded manufacturing operations in China, India, Indonesia, Mexico and Eastern Europe. We have recently finalized the transfer of part of our coil production from the United States and Germany to the Czech Republic and continue to consolidate our United States glass manufacturing operations. In January 2004, we acquired a 90.7% stake in SVET, a leading Russian manufacturer of fluorescent tubes located in Smolensk. We have also initiated numerous projects aimed at reducing manufacturing and distribution costs. Quality, efficiency and innovation are very important factors in the newer and more specialized product areas, and we are actively promoting more advanced lamp types as alternatives to traditional products for general use.

      The manufacture of many lighting products requires mercury, lead and other hazardous materials, as well as thorium and other radioactive materials. While we have not experienced any significant liability in the past as a result of our use of these materials, we are continuing to work to reduce their use in our products.

FINANCING AND REAL ESTATE

Siemens Financial Services (SFS)

Year ended
September 30, 2004

Total assets	€9.055 billion
Total assets as percentage of Siemens assets	11.39%
Income before income taxes	€250 million

      SFS provides a variety of financial services and products both to third parties and, on arm’s-length terms, to other Siemens business Groups and their customers. SFS is organized in six business divisions. Two of these divisions— Equipment and Sales Financing and Equity— have significant dealings with third parties including customers of other Siemens Groups. The four other divisions— Project and Export Financing, Treasury and Financing Services, Investment Management, and Insurance— currently support and advise Siemens and our other business Groups and have comparatively little external business. In its captive businesses, SFS makes an important contribution to Siemens through financing arrangements and services in the context of financing of goods and services sold by Siemens and financial services delivered to Siemens as a whole. More than 50% of our assets are derived from other Siemens business Groups through the customer financing and equipment leasing services provided by our Equipment and Sales Financing division.

      In fiscal 2004, our total assets increased to €9.055 billion at September 30, 2004 from €8.445 billion at September 30, 2003. Our principal assets are lease receivables and equipment leased under operating leases (together accounting for 55% of our assets) and purchased trade receivables (accounting for 38% of our assets)

attributable to our Equipment and Sales Financing division. Interest and fee income are the main sources of our earnings, with fee income stemming primarily from our internal advisory businesses. SFS acts according to banking industry standards in the international financial markets in its transactions with Siemens, as well as those with third parties.

      Equipment and Sales Financing. This is our largest division and it combines our mid-market finance and credit portfolio management business activities.

•	Midmarket Finance—our principal product is equipment lease financing, where we typically purchase equipment supplied by various Siemens Groups or third-party manufacturers and lease it to the customer for a specified term, generally with an option for the customer to purchase the equipment or renew the lease at the end of the term. Capital leases account for the largest portion of our leasing business (more than 80% of the book value of the leased assets). We also offer our clients services complementary to our leasing business, including services relating to the management of their leased equipment base and product upgrade services. Other products include asset-based lending, underwriting and syndication for larger credits.

•	Credit Portfolio Management— we purchase, without recourse, receivables from other Siemens Groups, as well as from third parties. The selling companies remain responsible for collection and documentation. Our portfolio consists primarily of trade receivables. Centralizing a portion of the Siemens Groups’ receivables risk allows Siemens to more effectively manage its overall receivables exposure.

      The Equipment and Sales Financing division finances both Siemens and third-party equipment. Siemens products come primarily from Medical Solutions (Med), Information and Communication Networks (ICN) and Logistics & Assembly Systems (L&A). Third-party products are primarily computers and other IT equipment.

      Equity. This division participates in infrastructure projects as a project developer and equity investor, predominantly in projects for which Siemens provides capital goods. At September 30, 2004, the equity investment in these projects amounted to approximately 4% of the total assets of SFS and 0.5% of the total assets of Siemens worldwide. In recent years, we have shifted our focus from larger projects to diversifying our portfolio with smaller investments.

      Project and Export Financing. This division, formerly called Structured Finance, advises other Siemens Groups on project and sales financing transactions. We have a global network of established contacts with multilateral financial institutions, such as the World Bank or the Asian Development Bank, as well as with national development and export banks and export credit agencies, such as Kreditanstalt für Wiederaufbau (KfW) and Hermes, in Germany, and Export-Import Bank, in the United States. By offering our services to other Siemens Groups, we ensure that they benefit from our in-house know-how and market presence. We also provide advice, management and documentation services in connection with guarantees issued by Siemens, related principally to long-term contracts of the Operations Groups.

      Treasury and Financing Services. This division provides services to Siemens’ Corporate Treasury, including cash management and payment (including intercompany payments) and capital-market financing. In addition, we pool and analyze interest rate and currency risk exposure of the business Groups and, in the name and for the account of Siemens’ Corporate Treasury, enter into derivative financial instruments with third-party financial institutions to offset pooled exposures. Siemens believes that, from a practical standpoint, it is not cost efficient to avoid having any open positions due to timing differences, yet, we closely monitor these positions within pre-determined limits. Our derivative activities are described under Item 11: “Quantitative and Qualitative Disclosure About Market Risk.” We also offer consulting services with respect to treasury activities to third-party customers.

      Investment Management. This division manages mainly Siemens’ and affiliated companies’ pension assets in Germany and Austria, as well as mutual funds, predominantly for employees. We also offer pension advisory services to Siemens and third parties.

      Insurance. This division acts as a broker and provides other Siemens Groups with liability, property, marine and project insurance brokerage coverage via third-party insurers. We provide these services not only to

Siemens business Groups, but also to external customers. We also act as an insurance agent in offering private insurance policies to Siemens’ employees.

      SFS’ main sources of risk are our external customers’ credit risk and the risk associated with SFS’ equity portfolio. Interest rate and currency exposures are typically matched. The funding for SFS is provided by Siemens’ Corporate Treasury.

      Our competition mainly includes captive leasing and finance companies from both inside and outside the electronics industry, including those of General Electric, Hewlett Packard and IBM, as well as pure leasing companies and leasing and finance operations related to banks or investment banks and investment management companies.

Siemens Real Estate (SRE)

Year ended
September 30, 2004

Total sales	€1.584 billion
External sales as percentage of Siemens net sales	2.11%
Income before income taxes	€108 million

      SRE offers the operating Groups of Siemens a range of services encompassing real estate development, real estate disposal and asset management, as well as lease and services management. SRE also rents, in certain limited circumstances, available space to third parties. The overall goal of our activities is to manage Siemens’ real estate needs in a professional and cost effective way.

      On January 1, 2004, we changed our organizational structure from three divisions to two. Our two divisions are Real Estate Management (comprising the former Portfolio Management and Property Management & Services (German/ International) divisions and Development, Projects & Sales, formerly the Development & Sales division.

      Real Estate Management is responsible for the active management of Siemens’ real estate portfolio. First, it formulates the general strategy for our real estate business and contributes support in real estate decision-making by providing portfolio analysis, economic analysis, development of financing alternatives, market research, risk analysis and valuation and similar services, including preparing recommendations for divestitures, as well as rental rates. Second, it provides pure property management and leasing services to Siemens Groups and, to a limited extent, to third-party lessees. These services include billing and collecting lease payments and related charges such as utilities and providing other general services of a landlord. Third, it arranges facilities services to Siemens Groups and external tenants on an arm’s-length contract basis. The services we arrange include cleaning, maintenance, security, catering and a variety of other services. We generally subcontract these services with third-party suppliers, thereby leveraging the purchasing power of the entire Siemens group.

      Development, Projects & Sales is responsible for the sale of land, office and commercial real estate that is surplus to the operational needs of the Siemens group and for internal construction projects. It also acts as a developer of Siemens-owned properties.

      The book value of Siemens’ worldwide real estate assets, at September 30, 2004, amounted to approximately €4.646 billion, of which approximately more than half was managed by SRE. The following table sets forth the key balance sheet and statistical data for SRE:

SRE Balance Sheet and Statistical Data

	At September 30,

	2004	2003

	(€ and
	square meters
	in millions)
Total assets (in euros)	3,455	3,607
Real estate assets under management (in euros)	2,826	3,075
Total site area (in square meters)	20.1	21.4
Total building area (rentable space) (in square meters)	10.0	10.2

      Over the past few years, operational adjustments by some Siemens’ Groups resulted in the consolidation of Siemens locations and the divestment by SRE of surplus property. However, while we will continue to divest surplus property over the next few years, we expect that we will not be able to dispose of properties as quickly or the same extent as we have previously.

EMPLOYEES AND LABOR RELATIONS

       The following tables show the division of our employees by business Group and geographic region at September 30 for each of the years shown:

EMPLOYEES BY BUSINESS GROUP

	At September 30,

	2004	2003	2002

	(in thousands)
Information and Communication Networks	34	33	39
Information and Communication Mobile	27	27	29
Siemens Business Services	36	35	34
Automation and Drives	52	50	51
Industrial Solutions and Services	30	26	29
Logistics and Assembly Systems	10	10	12
Siemens Building Technologies	28	33	36
Power Generation	31	30	26
Power Transmission and Distribution	19	16	17
Transportation Systems	18	18	17
Siemens VDO Automotive	48	44	43
Medical Solutions	32	31	31
Osram	37	36	35
Siemens Financial Services	2	1	1
Siemens Real Estate	2	2	2
Other(1)	24	25	24

Total	430	417	426

(1)	Includes employees in corporate functions and services and business units not allocated to any business Group.

EMPLOYEES BY GEOGRAPHIC REGION

	At September 30,

	2004	2003	2002

	(in thousands)
Germany	164	170	175
Europe (other than Germany)	110	108	106
The Americas	96	87	93
Asia-Pacific	51	44	45
Africa, Middle East, CIS	9	8	7

Total	430	417	426

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

ENVIRONMENTAL MATTERS

      In each of the jurisdictions in which it operates, Siemens is subject to national and local environmental and health and safety laws and regulations that affect its operations, facilities, products, and, in particular, its former nuclear power generation business. These laws and regulations impose limitations on the discharge of pollutants into the air, soil and water, establish standards for the treatment, storage and disposal of solid and hazardous waste and might sometimes require us to clean up a site at significant cost. Because of our commitments to protecting the environment and conservation and because we recognize that leadership in environmental protection is an important competitive factor in the marketplace, we have incurred significant costs to comply with these laws and regulations and we expect to continue to incur significant compliance costs in the future.

      In 1994, we closed a site in Hanau, Germany, that we had used for the production of uranium and mixed-oxide fuel elements. We are in the process of cleaning-up the facility in accordance with the German Atomic Energy Act. We have developed a plan to decommission the Hanau facilities that involves the following steps: clean-out, decontamination and disassembly of equipment and installations, decontamination of the facilities and buildings, sorting of radioactive materials and intermediate and final storage of radioactive waste. This process will be supported by ongoing engineering studies and radioactive sampling under the supervision of German federal and state authorities. The German Atomic Energy Act requires that radioactive waste be transported to a government-developed storage facility, which, in our case, we do not expect to be available until 2030. We expect that the process of decontamination, disassembly and sorting of radioactive waste will continue until 2009, and we will be responsible for storing the material until the government-developed storage facility is available. The ultimate costs of this project will depend, in part, on where the government-developed storage facility is located and when it becomes available. We have an accrual of €513 million at September 30, 2004 with respect to this matter. This accrual is based on a number of significant estimates and assumptions as to the ultimate costs of this project. We believe this amount to be adequate to cover the present value of the costs associated with this project, based on current estimates. See “Notes to Consolidated Financial Statements.”

      Two Directives of the European Parliament and of the Council on Waste Electrical and Electronic Equipment (2002/96/EC—WEEE) and on the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment (2002/95/EC—RoHS) have an impact on some of our products. The WEEE Directive regulates the collection, reuse and recycling of waste from many electrical and electronic products, and the RoHS Directive bans the use in electrical and electronic equipment of certain hazardous materials, such as lead, cadmium, mercury, chromium, brominated biphenyls and diphenylethers. The required collection of electrical and electronic waste from end users under the WEEE Directive will begin in August 2005. Siemens has been working together with national trade and environmental associations to timely establish collection systems for electronic scrap. Starting August 13, 2005, producers will be obliged to finance the collection systems for electronic scrap. Because certain of the specific legal requirements to be set up in the European States have not yet been finalized, we are presently unable to estimate the potential costs of complying with these new requirements. With respect to the RoHS Directive, a transition period until July 1, 2006 has been established to allow manufacturers to make necessary production adjustments. Siemens has identified its products which are affected by the restrictions and has formulated strategies to help ensure a timely transition from lead to lead-free soldering technology. The other substances mentioned are either not in our products or their substitution is not a problem. Our first lead-free products have already been developed. Restrictions of the use of certain substances comparable to those of the RoHS Directive are under discussion in several other states, such as the U.S., China, Japan and Switzerland.

      On April 30, 2004, a new EU-Directive (2004/35/CE) addressing the prevention and remediation of environmental damage became effective. It has to be transposed into national law by April 30, 2007. A significant number of our production sites is affected by this directive. The directive requires remediation measures for damage to protected species and natural habitats, which go beyond current legal requirements. However, the directive will only apply for damages caused by emissions made after 2007. We believe that in 2007, there will continue to be adequate insurance coverage or other financial security instruments available to cover the increased risks.

      It is our policy to comply with environmental requirements and to provide workplaces for employees that are safe, environmentally sound, and that do not adversely affect the health or environment of their communities. We have obtained all material environmental permits required for our operations and all material environmental authorizations required for our products. Although we believe that we are in substantial compliance with all environmental and health and safety laws and regulations, there is a risk that we may incur expenditures significantly in excess of our expectations to cover environmental liabilities, to maintain compliance with current or future environmental and health and safety laws and regulations and/or to undertake any necessary remediation.

PROPERTY

       Siemens and its consolidated subsidiaries have, as of September 30, 2004, approximately 274 production and manufacturing facilities throughout the world. Approximately 148 of these are located in Europe, with approximately 89 in Germany, and approximately 82 are located in the Americas, with approximately 57 in the United States. We also have 39 facilities in Asia. Siemens also owns or leases other properties including office buildings, warehouses, research and development facilities and sales offices in approximately 190 countries.

      Siemens’ principal executive offices are located in Munich, Germany.

      None of our properties in Germany are subject to mortgages and other security interests granted to secure indebtedness to financial institutions. We have granted security interests in other jurisdictions.

      We believe that our current facilities are in good condition and adequate to meet the requirements of our present and foreseeable future operations.

INTELLECTUAL PROPERTY

       Siemens as a whole has several thousand patents and licenses, and R&D is a priority on a Siemens-wide and business Group basis. For a discussion of the main focus of our current R&D efforts of each business Group see “—Description of Business.” Siemens also has many thousand trademark registrations worldwide. However, neither the Company, nor any of our business Groups, is dependent on any single patent, license or trademark or any group of related patents, licenses or trademarks.

LEGAL PROCEEDINGS

       In 1994, a Siemens subsidiary was sued in the United States District Court for the Northern District of Georgia by five independent service organizations and two customer end users for alleged monopoly pricing of parts and maintenance services. The case was originally filed as a class action but class certification was denied by the court. After discovery, the plaintiffs claimed treble damages of approximately $156.36 million. Siemens counterclaimed for misappropriation of trade secrets, interference with contractual relationships and patent and copyright infringement. In 1999, a jury rendered a verdict in favor of Siemens on these claims and awarded Siemens $7 million in damages, which the court reduced to just under $2 million. In 2000, the court dismissed the plaintiffs’ case in its entirety, with prejudice, holding that the lawful exercise of Siemens’ intellectual property rights insulated it from anti-trust liability. On October 21, 2004 the United States Circuit Court of Appeals for the 11th Circuit affirmed the jury’s verdict and the dismissal of the anti-trust claims.

      We have requested arbitration against the Republic of Argentina before the International Center for Settlement of Investment Disputes (ICSID) of the World Bank. We claim that Argentina unlawfully terminated our contract for the development and operation of a system for the production of identity cards, boarder control, collection of data and voters’ registers and thereby violated the Bilateral Investment Protection Treaty between Argentina and Germany (BIT). We are seeking damages for expropriation and violation of the BIT of approximately $500 million. Argentina has disputed jurisdiction of the ICSID arbitration tribunal and has argued in favor of jurisdiction of the Argentine administrative courts. The arbitration tribunal rendered a decision on August 4, 2004 finding that it has jurisdiction of Siemens’ claims and that Siemens is entitled to present its claims. A hearing before the ICSID arbitration tribunal on the merits of the case is scheduled to be held in April 2005.

      Italian and German prosecutors are conducting investigations regarding allegations that Siemens provided improper benefits to former employees of Enel in connection with the awarding of Enel contracts. We are cooperating with the authorities. On May 5, 2004, an Italian investigating magistrate issued a preliminary injunction imposing a one-year ban prohibiting Siemens AG (but not its subsidiaries) from entering into delivery contracts for gas turbines with the Italian public administration. We have appealed the magistrate’s ruling.

      In May 2004, the European Commission launched an investigation into possible anti-trust violations involving the major European producers of high-voltage gas-insulated switchgear, including Siemens AG. Gas-insulated switchgear is electrical equipment used as a major component for turnkey powersubstations. We are cooperating with the investigation of the European Commission which is still ongoing. The European Commission has not yet announced a schedule for the completion of the investigation. Furthermore, the authorities of Australia, Hungary, Mexico and New Zealand initiated investigations into the same possible anti-trust violations.

      German prosecutors are conducting an investigation against certain Siemens employees regarding allegations that they participated in fraud and in providing improper benefits related to the awarding of an EU contract for the refurbishment of a power plant in Serbia. The investigation is still ongoing.

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

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

INTRODUCTION

       This Form 20-F contains forward-looking statements and information— that is, statements related to future, not past, events. These statements may be identified by words as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will” or words of similar meaning. Such statements are based on our current expectations and certain assumptions, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect our operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens worldwide to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. For us, particular uncertainties arise, among others, from changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products or technologies by other companies, lack of acceptance of new products or services by customers targeted by Siemens worldwide, changes in business strategy and various other factors. More detailed information about certain of these factors is contained throughout this report. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as anticipated, believed, estimated, expected, intended, planned or projected. Siemens does not intend or assume any obligation to update or revise these forward-looking statements in light of developments which differ from those anticipated.

      The following discussion of our financial condition and results of operations should be read in conjunction with our Consolidated Financial Statements and the related Notes prepared in accordance with U.S. Generally Accepted Accounting Principles (U.S. GAAP) as of, and for the years ended, September 30, 2004, 2003 and 2002.

      The comparability of our Consolidated Financial Statements between different periods is affected by currency translation effects resulting from our international operations. In fiscal 2004, 2003 and 2002, foreign currency translation effects impacted our results arising from the comparison of the euro, in which our Consolidated Financial Statements are denominated, to other currencies, most notably the U.S. dollar and to a lesser extent the Swiss franc, the British pound and the Japanese yen. All of our business Groups are subject to foreign currency translation effects; however, the business Groups Med, Osram and L&A are particularly affected since they generate a significant portion of their operations through subsidiaries whose results are subject to foreign currency translation effects particularly in the U.S. For significant quantitative effects of currency translation on sales of our business Groups, see “—Segment Information Analysis—Operations.” For additional information on foreign currency translation, see Item 11: “Quantitative and Qualitative Disclosure About Market Risk—Foreign Currency Exchange Rate Risk” and “Notes to Consolidated Financial Statements.” In addition, the effect of acquisitions and dispositions on our consolidated revenues and expenses also affects the comparability of our Consolidated Financial Statements between different periods.

FINANCIAL OVERVIEW

       In fiscal 2004, ended September 30, 2004, Siemens achieved its goals of double-digit income growth accompanied by revenue and order growth.

      Siemens reported net income of €3.405 billion, up 39% from €2.445 billion in fiscal 2003. Basic earnings per share rose to €3.82 compared to €2.75 in the prior year. Net income in fiscal 2004 benefited from a pre-tax gain of €590 million and a reversal of €246 million in deferred tax liabilities related to the sale of shares of Infineon, partially offset by a goodwill impairment of €433 million related to L&A. Excluding these effects, net income was up 23% year-over-year.

      Siemens achieved its goal of restoring revenue growth in fiscal 2004 with sales of €75.167 billion compared to €74.233 billion a year earlier. Sales were up 3% year-over-year on a comparable basis, excluding currency translation effects and the net effect of acquisitions and dispositions. Orders rose to €80.830 billion from €75.056 billion in the prior fiscal year, a 9% increase on a comparable basis. A majority of the Groups in Operations increased both sales and orders for the year, despite declining business volume in Germany.

      Net cash from operating and investing activities was €3.262 billion in fiscal 2004 compared to €1.773 billion a year earlier. The difference is due primarily to net proceeds of €1.794 billion from the sale of Infineon shares in fiscal 2004. Net cash from operating activities within Operations was more than €4 billion in both fiscal 2004 and fiscal 2003, including supplemental cash contributions to Siemens pension plans in both years, totaling €1.255 billion in fiscal 2004 and €1.192 billion a year earlier. Fiscal 2004 included €1.477 billion used in investing activities for acquisitions, up from €1.055 billion a year earlier.

      Based on their current performance, our Groups can currently be divided into four categories:

•	A&D, Med, PG, Osram, SV, SFS and PTD are in the first category. These Groups met or exceeded the specific earnings margin targets established with the Managing Board, proving that sustainable success can be achieved by utilizing all the tools of our top+ business excellence management system.

•	The second category comprises SBT, I&S and L&A. These Groups have not yet met their earnings margin targets. However, they have overcome their earlier difficulties and are now on the right track.

•	The Groups in our Information and Communications business area, the third category, have come through the industry problems that began in 2001. The two Groups, ICN and ICM, were combined into one Group named Communications (Com) as of October 1, 2004, which offers a complete range of information and communications technologies in the areas of wireless and wireline networks and devices and related services. As for SBS, the Group faced declining demand for IT solutions in fiscal 2004, particularly in Germany. These Groups are working to achieve long-term stability and profitability.

•	TS is in the fourth category. After rebounding in the last few years, railway systems incurred losses in fiscal 2004. This was largely due to technical problems in our Combino low-floor trams and the related provisions. The Group identified technical solutions during the year and is beginning to implement them.

      To further improve overall earnings, our weak Groups must intensively utilize the tools in our management system in order to approach their margin targets and achieve steady, sustainable progress. In particular, we are focusing on solving project-related problems at TS and positioning Com and SBS for future success. Our strong Groups—which have demonstrated their abilities to optimize processes and achieve growth through innovation and customer loyalty—must also move forward. These Groups will continue their efforts and further strengthen their position.

      External factors also affect our business and our success depends on anticipating and reacting early to trends in the global economy and major currencies. In fiscal 2004, the global economy grew moderately overall with significant regional variations. For example, the economy remained stalled in Germany, our largest national market, but expanded rapidly in China. Despite price increases for raw materials, commodities and energy, which put upward pressure on cost of goods sold, the Groups were able to mitigate the related margin impact in fiscal 2004. The most important currency trend for us in recent years has been the weakening of the U.S. dollar against the euro. This trend moderated in fiscal 2004 compared to fiscal 2003, but still had a significant influence on our reported sales and orders for the fiscal year.

BASIS OF PRESENTATION

       To help shareholders understand and follow our progress, we present our results in aggregate, for Siemens worldwide, and also break out the major components of our business. The sum of results for the components equals the result for Siemens worldwide.

      The majority of our business is devoted to providing products and services to customers based on Siemens’ historical expertise in innovative electrical engineering. We call this component of our business Operations. The 13 Groups in Operations design, manufacture, market, sell, and service products and systems, or help customers use and manage those products and systems. A Group is equivalent to a reportable segment as defined by U.S. GAAP.

      We measure the performance of these Groups using Group profit, which is earnings before centrally managed items including income taxes, financing costs, and certain pension costs. For additional information with respect to Group profit, see “Notes to Consolidated Financial Statements.”

      Another component of our Company is made up of two Groups involved in non-manufacturing activities such as financing, leasing, investing, and real estate. We call this component of our business Financing and Real Estate. We evaluate the profitability of our Financing and Real Estate Groups using income before income taxes.

      In breaking out the Operations and Financing and Real Estate components and in order to show more clearly our external performance, we exclude the business they conduct with each other and with our Corporate Treasury department, which provides cash management services for our Groups and corporate finance activities. These internal transactions are therefore included into a component called Eliminations, reclassifications and Corporate Treasury. This component is the difference between the results for Operations and Financing and Real Estate and the results of Siemens worldwide.

      For additional information, see “Notes to Consolidated Financial Statements.”

STRATEGIC OVERVIEW

      Siemens success depends on innovation, customer focus, global competitiveness, and portfolio optimization. Our commitment to innovation includes spending more than €5 billion in R&D in fiscal 2004. We bring innovation to market as rapidly and profitably as possible, such as by using cross-Group technology platforms. All Siemens Groups are required to conduct frequent innovation benchmark studies. This means that they compare their power of innovation with that of their leading competitors and implement specific programs to rapidly close any gaps they discover. We are in the process of further expanding our global R&D activities and new research centers have been opened in China, Russia and India. In our global R&D activities, all facilities— including those in Germany— can leverage their specific strengths and the Groups are able to internationalize their R&D departments as well. For additional information with respect to the R&D activities of our Groups, see Item 4: “Information on the Company— Description of Business.”

      Customer focus means meeting our customers’ needs rather than simply selling a product or service. We maximize our customers’ satisfaction and our market penetration through various initiatives, including cross-selling programs and our service businesses. In recent years, change in this area has been particularly dramatic as our customers have also undergone major transformations themselves. Some who were previously public-sector companies or governmental authorities have now been privatized and now must contend with tough competitive environments. Accordingly, we have adapted our corporate culture to accommodate this shift as we strive to strengthen our customers to keep them competitive. We treat them as partners, involving them in our own development processes to ensure market-oriented solutions.

      Customer orientation is also a primary focus of our Siemens One initiative, in which several Groups cooperate on large-scale projects. Similar measures have been implemented or initiated in nearly 40 regions. We have also established a Siemens One team that generates its own business and assists the Groups and regional companies in creating an appropriate local framework. Siemens One helps our Groups present “one face to the customer” in key segments and enables us to complement the vertical organization of our Groups by strengthening horizontal cross-Group cooperation. This strategy sets us apart from our competitors who operate in only one or a few businesses. Our customers expect us to approach them as a single team and we intend to exploit this strategy even more rigorously in the future.

      We secure and enhance our global competitiveness by utilizing and optimizing all parts of our worldwide value chain, which reaches approximately 190 countries. In addition, we identify and execute on opportunities to expand our presence in our growth regions. Customer proximity everywhere in the world is a key principle of our corporate philosophy that applies to more than just our sales activities. Global presence can be achieved only when all links in the value chain— R&D, hardware and software development, procurement, production, service and sales— are combined within a global network. In recent years, there have been fundamental geopolitical changes. A prime example is the opening of China’s market, which began 20 years ago and has created vast new business opportunities for Western companies. Russia is undergoing a similar transformation and the changes that have taken place in Central, Eastern and Southern Europe are just as fundamental. The eastern expansion of the European Union has also created extraordinary business opportunities. As a result, the world map of regional strengths and weaknesses now looks very different than it did before— a development that we will continue to monitor.

      Siemens is a diversified company with businesses in both short-cycle and long-cycle industries. This cross-industry advantage helps to limit our risks. As part of this diversification, power engineering, communications technology and medical solutions have been the three main pillars of our business for decades. Our key tasks include: strengthening weak businesses with acquisitions and cooperative ventures, withdrawing from stagnant markets and investing in high-growth sectors. In the future, we plan to continue generating growth both organically, as well as through acquisitions.

      As we strive to optimize our businesses through strategic acquisitions and dispositions, we will continue to enter into transactions as we did during fiscal 2004, including the following:

•	In July 2004, we entered the U.S. market for municipal and industrial water supply and wastewater treatment through the acquisition of USFilter;

•	In September 2004, as part of exiting the banking software business, we sold a 74.9% interest of our Kordoba unit; and

•	In October 2003 (the first quarter of fiscal 2004), in connection with the creation of a joint venture with Drägerwerk AG, we completed the sale of our Life Support Systems (LSS) business to Getinge AB of Sweden.

FISCAL 2004 COMPARED TO FISCAL 2003

CONSOLIDATED OPERATIONS OF SIEMENS WORLDWIDE

Results of Siemens worldwide

      The following discussion presents Siemens worldwide selected information for the fiscal year ended:

	2004	2003

	(€ in millions)
New orders	80,830	75,056
New orders in Germany	16,001	16,796
International orders	64,829	58,260
Sales	75,167	74,233
Sales in Germany	17,073	17,100
International sales	58,094	57,133

      Orders for Siemens worldwide increased 8% to €80.830 billion. Sales for Siemens worldwide in fiscal 2004 were €75.167 billion, up from €74.233 billion a year earlier. On a comparable basis, excluding currency translation effects and the net effect of acquisitions and dispositions, orders and sales rose year-over-year 9% and 3%, respectively. Both orders and sales increased primarily on the strength of international business. In Germany, sales of €17.073 billion were level with the prior year and orders of €16.001 billion came in 5% lower. International sales increased 2% year-over-year, to €58.094 billion, and international orders climbed 11%, to €64.829 billion.

      Sales in Europe, excluding Germany, were nearly level year-over-year at €25.151 billion and orders rose 12% to €28.745 billion. Sales in the Asia Pacific region increased 7% year-over-year to €9.349 billion and orders rose 10% to €10.028 billion. Sales in China were up 1% at €2.873 billion and orders rose 12% year-over-year to €3.134 billion. Sales in the U.S. were €13.621 billion, 11% lower compared to the same period a year earlier. U.S. orders of €14.043 billion were 4% lower year-over-year. Excluding currency translation effects, sales were level and orders increased 8% in the U.S.

      In Operations, the main driver of Siemens worldwide revenues, sales increased to €74.573 billion in fiscal 2004 from €73.744 billion in the prior year. Sales growth was broad-based, including Groups in the automotive, industrial automation, lighting, power and wireless communication businesses. For example, sales at ICM grew 11% year-over-year on strong demand for both mobile networks and mobile phones, while SV benefited from continued strong demand in the automotive sector and was strengthened by the acquisition of an automotive electronics business. These increases were partially offset by revenue declines at SBT and SBS. SBT intentionally reduced its revenue basis by divesting its facility management business, while declining demand for IT solutions, particularly in Germany, resulted in a sales decline at SBS.

	2004	2003

	(€ in millions)
Gross profit on sales	21,645	20,883
as percentage of sales	28.8%	28.1%

      Gross profit as a percentage of sales in fiscal 2004 increased to 28.8% from 28.1% in the prior year. Ten of the 13 Groups in Operations increased their gross profit in fiscal 2004, led by ICM, A&D and PG. Productivity improvement programs were largely responsible for the improvement, particularly when combined with sales growth such as at ICM and A&D. The gross profit increase at PG benefited from full-year inclusion of the industrial turbine businesses acquired from Alstom midway through fiscal 2003 and higher inventory allowances in the prior year. At Med, gross profit declined in fiscal 2004 primarily due to the divestment of its Electromedical Systems business and increased competition. At TS, the Group took significant charges for resolution of technical problems in its rolling stock business.

	2004	2003

	(€ in millions)
Research and development expenses	5,063	5,067
as percentage of sales	6.7%	6.8%
Marketing, selling and general administrative expenses	13,567	13,534
as percentage of sales	18.0%	18.2%

      Research and development (R&D) expense remained nearly unchanged year-over-year at €5.063 billion. Due to rising sales, R&D spending as a percentage of sales came in at 6.7%, lower than 6.8% in fiscal 2003. For additional information about R&D at our Groups, see Item 4: “Information on the Company—Description of Business.”

      Siemens held marketing, selling and general administrative expenses nearly level at €13.567 billion, even as sales rose. Company-wide cost-control efforts were evident across the Groups, particularly at ICN. As a result, marketing, selling and general administrative expenses fell to 18.0% of sales compared to 18.2% in fiscal 2003.

	2004	2003

	(€ in millions)
Other operating income (expense), net	(156)	642
Income from investments in other companies, net	1,031	142
Income (expense) from financial assets and marketable securities, net	70	61
Interest income of Operations, net	18	31
Other interest income (expense), net	254	214

      Other operating income (expense), net was a negative €156 million compared to a positive €642 million in fiscal 2003. The prior year benefited from €359 million in gains from project cancellations at PG and also included a gain resulting from Med’s contribution of assets to a joint venture with Drägerwerk AG. In contrast, fiscal 2004 included the €433 million goodwill impairment related to L&A. The impairment was partially offset by gains from divestments, particularly the sale of Med’s LSS business and SBS’ sale of a 74.9% interest in its Kordoba banking software business.

      Income from investments in other companies, net increased to €1.031 billion, up from €142 million in the prior year. The largest factor in the change is the pre-tax gain of €590 million from the sale of Infineon shares. In addition, Siemens’ equity share of Infineon’s net income in fiscal 2004 was €14 million compared to a negative €170 million equity share of Infineon’s net loss in fiscal 2003. In the second quarter of fiscal 2004, Siemens relinquished its ability to exercise significant influence over the operating and financial policies of Infineon. Consequently, we ceased accounting for our investment in Infineon under the equity method and began accounting for it as a marketable security. For further information with respect to our ownership interest in Infineon, see “Notes to Consolidated Financial Statements.”

	2004	2003

	(€ in millions)
Income before income taxes	4,232	3,372
Income taxes	(661)	(867)
as percentage of income before income taxes	16%	26%

      Siemens’ effective tax rate for fiscal 2004 was 16%, well below the rate of 26% in fiscal 2003. The difference was driven by a €246 million reversal in deferred tax liabilities related to the Infineon share sale, tax-free dispositions of business interests including the sale of Infineon shares, and a number of positive tax effects outside of Germany in the current year. Fiscal 2003 also benefited from effects related to dispositions of business interests.

	2004	2003

	(€ in millions)
Net income	3,405	2,445

      Net income was €3.405 billion, up 39% from €2.445 billion a year earlier. Net income in fiscal 2004 benefited from a pre-tax gain of €590 million and a reversal of €246 million in deferred tax liabilities related to the sale of shares of Infineon, partially offset by a goodwill impairment of €433 million related to L&A. Excluding these effects, net income was up 23% year-over-year. Basic and diluted earnings per share were €3.82 and €3.66, respectively, well above basic and diluted earnings per share of €2.75 in the prior year.

	2004	2003

	(€ in millions)
Net cash provided by operating activities	5,080	5,712
Net cash used in investing activities	(1,818)	(3,939)
Net cash provided by operating and investing activities	3,262	1,773

      Net cash provided by operating activities was €5.080 billion, after Siemens made a supplemental cash contribution of €1.255 billion to its pension plans and Operations used €198 million in cash for net working capital. Net cash used in investing activities of €1.818 billion included €1.794 billion in proceeds from the sale of

Infineon shares and €822 million in cash paid for the acquisition of USFilter. For additional information, see “—Liquidity and Capital Resources—Cash Flow—Fiscal 2004 compared to Fiscal 2003.”

      Siemens’ Managing and Supervisory Boards propose a dividend of €1.25 per share. The prior-year dividend per share was €1.10.

      As a result of the adoption of Statement of Financial Accounting Standards (SFAS) 143, Accounting for Asset Retirement Obligations, on October 1, 2002, income of €59 million (€36 million net of income taxes, or €0.04 per share) was recorded in fiscal 2003 as a cumulative effect of a change in accounting principle.

SEGMENT INFORMATION ANALYSIS

Operations

Information and Communications

Information and Communication Networks (ICN)

	Year ended
	September 30,		% Change

	2004	2003	Actual	Comparable*

	(€ in millions)
Group profit	222	(366)
Group profit margin	3.2%	(5.1)%
Sales	6,994	7,122	(2)%	0%
New orders	7,011	7,070	(1)%	1%

*	Excluding currency translation effects of (3)%, and portfolio effects of 1% on sales and orders.

     ICN posted profits in all four quarters and delivered Group profit of €222 million for the full fiscal year. The loss of €366 million a year earlier included significant charges for severance, as well as write-downs of venture capital and other investments. ICN’s Carrier Networks and Services businesses accounted for much of the profit improvement year-over-year. While sales remained virtually unchanged year-over-year, at €3.426 billion, carrier activities delivered €98 million in earnings compared to a loss of €439 million a year earlier. The Enterprise Networks division earned €208 million on sales of €3.578 billion, close to prior-year levels. For ICN overall, sales of just under €7.0 billion for the fiscal year were level with the prior year on a comparable basis. Orders also remained stable year-over-year.

      Effective October 1, 2004, our ICN and ICM Groups were combined to form our new Siemens Communications (Com) Group. Com is organized into three businesses around the telecommunications industry with eight divisions. The devices business consists of Mobile Devices, Customer Premises Equipment Devices and Wireless Modules; the enterprise networks business consists of the two divisions Enterprise Systems and Enterprise Services; and the carrier networks business consists of the Mobile Networks, Fixed Networks and Carrier Services divisions.

Information and Communication Mobile (ICM)

	Year ended
	September 30,		% Change

	2004	2003	Actual	Comparable*

	(€ in millions)
Group profit	347	180	93%
Group profit margin	3.1%	1.8%
Sales	11,042	9,964	11%	13%
New orders	11,459	9,960	15%	17%

*	Excluding currency translation effects.

     In fiscal 2004, ICM substantially increased its Group profit compared to fiscal 2003 and also achieved double-digit growth in sales and orders. The improvement was due primarily to the Mobile Networks division, which delivered €396 million in earnings on sales of €4.979 billion. Both figures were up strongly from the prior year, when the division earned €116 million on €4.311 billion in sales. The Cordless Products division also contributed increases in both earnings and sales year-over-year. ICM’s Mobile Phones division sold 51.1 million handsets during the year, well above the 39.1 million handsets sold a year earlier. Competitive pressures reduced average selling price per unit, however, and quality issues delayed both the rollout and full profitability of the division’s new 65 series of mobile handsets. As a result, Mobile Phones posted a loss of €152 million on sales of €4.979 billion compared to earnings of €27 million on sales of €4.474 billion in the prior year.

      As mentioned above, effective October 1, 2004, our ICN and ICM Groups were combined to form our new Siemens Communications (Com) Group.

Siemens Business Services (SBS)

	Year ended
	September 30,		% Change

	2004	2003	Actual	Comparable*

	(€ in millions)
Group profit	40	13	208%
Group profit margin	0.8%	0.2%
Sales	4,716	5,205	(9)%	(9)%
New orders	6,293	5,226	20%	8%

*	Excluding portfolio effects of 12% on orders.

     SBS posted Group profit of €40 million compared to €13 million a year earlier. The current year includes a €93 million gain from the sale of 74.9% of SBS’ Kordoba unit to its strategic partner Fidelity Information Services (FIS), largely offset by charges for severance. For additional information with respect to the Kordoba disposition, see “Notes to Consolidated Financial Statements.” The prior year included significant charges for risks associated with a long-term business process outsourcing contract. Declining demand for IT solutions, particularly in Germany, resulted in sales of €4.716 billion compared to €5.205 billion a year earlier. SBS won two major outsourcing contracts in England, which pushed orders up 20% year-over-year, to €6.293 billion.

Automation and Control

Automation and Drives (A&D)

	Year ended
	September 30,		% Change

	2004	2003	Actual	Comparable*

	(€ in millions)
Group profit	1,077	806	34%
Group profit margin	12.2%	9.6%
Sales	8,829	8,375	5%	7%
New orders	8,980	8,476	6%	8%

*	Excluding currency translation effects of (3)%, and portfolio effects of 1% on sales and orders.

     A&D exemplified the success of Siemens’ profit and growth initiative in fiscal 2004, driving Group profit up to €1.077 billion for the year on solid gains in sales and orders. A&D further improved its earnings margin, as a result of increased productivity and higher capacity utilization. Stronger demand in international markets, including 25% growth with external customers in Asia-Pacific, increased sales to €8.829 billion for the year. Orders rose 6% year-over-year, to €8.980 billion.

Industrial Solutions and Services (I&S)

	Year ended
	September 30,		% Change

	2004	2003	Actual	Comparable*

	(€ in millions)
Group profit	95	(41)
Group profit margin	2.2%	(1.0)%
Sales	4,290	4,012	7%	7%
New orders	4,356	3,955	10%	9%

*	Excluding currency translation effects of (3)% on sales and orders, and portfolio effects of 3% and 4% on sales and orders, respectively.

     I&S contributed €95 million in Group profit for the year, on broad-based earnings improvement. Group profit also benefited from positive effects related to capacity reduction programs. In contrast, severance charges contributed to a loss a year earlier. Sales at I&S were up 7% year-over-year, to €4.290 billion, and orders rose 10%, to €4.356 billion, benefiting from the USFilter acquisition between the periods under review. For additional information, see “Notes to Consolidated Financial Statements.”

Logistics and Assembly Systems (L&A)

	Year ended
	September 30,		% Change

	2004	2003	Actual	Comparable*

	(€ in millions)
Group profit	2	(218)
Group profit margin	0.1%	(8.4)%
Sales	2,338	2,600	(10)%	(5)%
New orders	2,687	2,599	3%	9%

*	Excluding currency translation effects.

     L&A finished in the black following a loss in fiscal 2003. Fiscal 2004 included charges related to excess capacity and cost overruns, while the prior year included substantial loss provisions related to two large contracts. The Electronics Assembly division was the Group’s leading earnings contributor, and also increased its sales, orders, and earnings margin year-over-year. Completion of major projects led to lower sales, at €2.338 billion. Orders of €2.687 billion were up 3% year-over-year. Following an extensive internal review of the outlook for the L&A airport logistics activities and distribution and industry logistics activities, during the second quarter, management concluded that goodwill related to L&A was impaired. Because the businesses were acquired at the corporate level as part of the Siemens’ Atecs transaction, the resulting goodwill impairment was taken centrally. For additional information, see “—Corporate items, pensions and eliminations.”

Siemens Building Technologies (SBT)

	Year ended
	September 30,		% Change

	2004	2003	Actual	Comparable*

	(€ in millions)
Group profit	108	101	7%
Group profit margin	2.5%	2.0%
Sales	4,247	4,990	(15)%	(4)%
New orders	4,358	4,775	(9)%	2%

*	Excluding currency translation effects of (4)%, and portfolio effects of (7)% on sales and orders.

     SBT increased Group profit to €108 million despite lower sales following the divestment of its facility management business early in the year. Group profit of €101 million a year earlier included substantial severance charges. On a comparable basis, SBT’s sales of €4.247 billion for fiscal 2004 were 4% below the prior-year level and orders of €4.358 billion were up 2% year-over-year.

Power

Power Generation (PG)

	Year ended
	September 30,		% Change

	2004	2003	Actual	Comparable*

	(€ in millions)
Group profit	961	1,171	(18)%
Group profit margin	12.8%	16.8%
Sales	7,527	6,967	8%	0%
New orders	9,243	7,302	27%	14%

*	Excluding currency translation effects of (4)% on sales and orders, and portfolio effects of 12% and 17% on sales and orders, respectively.

     PG contributed €961 million in Group profit for the year. Fiscal 2004 included gains related to the cancellation of orders of €47 million compared to the prior year, which benefited from gains of €359 million, partly offset by €92 million in allowances on inventories associated with the cancellations. Excluding the net effect of cancellations, Group profit was stable year-over-year. Sales at PG rose 8% year-over-year, to €7.527 billion. Orders climbed 27%, to €9.243 billion, driven in part by full-year inclusion of the industrial turbine businesses PG acquired in the second half of fiscal 2003. For additional information with respect to the Alstom acquisition, see “Notes to Consolidated Financial Statements.” Order growth was regionally widespread, as PG won new business in Africa, Asia, Europe, the Near East, and Latin America. PG’s service business also continued to grow year-over-year.

Power Transmission and Distribution (PTD)

	Year ended
	September 30,		% Change

	2004	2003	Actual	Comparable*

	(€ in millions)
Group profit	238	207	15%
Group profit margin	6.6%	6.1%
Sales	3,611	3,399	6%	9%
New orders	3,863	3,586	8%	11%

*	Excluding currency translation effects of (4)% and (5)% on sales and orders, respectively, and portfolio effects of 1% and 2% on sales and orders, respectively.

     PTD increased Group profit to €238 million for the year on broad-based earnings growth within the Group. PTD also achieved solid sales growth, particularly in Europe and Asia-Pacific. Overall, sales rose 6% year-over-year, to €3.611 billion, and orders were up 8%, at €3.863 billion, particularly as a result of the volume growth in the fourth quarter, which included PTD’s acquisition of Trench Electric Holding and new orders in Africa and the Middle East.

Transportation

Transportation Systems (TS)

	Year ended
	September 30,		% Change

	2004	2003	Actual	Comparable*

	(€ in millions)
Group profit	(434)	284
Group profit margin	(10.1)%	6.0%
Sales	4,310	4,697	(8)%	(7)%
New orders	4,321	4,674	(8)%	(7)%

*	Excluding currency translation effects.

     In fiscal 2004, TS responded decisively to the technical problems and associated issues that affected its rolling stock business, particularly the innovative low-floor light rail vehicle with a modular platform concept, marketed under the name Combino. The Group identified technical solutions during the year and is beginning to implement them. These actions and associated charges, accompanied by a corresponding slow-down in rolling stock sales, led to a loss of €434 million. For additional information with respect to the Combino, see Item 4: “Information on the Company—Description of Business—Transportation—Transportation Systems.” In addition to these factors, TS also faced generally slower demand for rail transportation systems, particularly in Germany. As a result, sales and orders at TS were €4.310 billion and €4.321 billion, respectively, 8% below fiscal 2003 levels.

Siemens VDO Automotive (SV)

	Year ended
	September 30,		% Change

	2004	2003	Actual	Comparable*

	(€ in millions)
Group profit	562	418	34%
Group profit margin	6.2%	5.0%
Sales	9,001	8,375	7%	9%
New orders	9,029	8,375	8%	10%

*	Excluding currency translation effects of (3)%, and portfolio effects of 1% on sales and orders.

     Group profit of €562 million at SV enabled the Group to break even relative to its full-year cost of capital for the first time. Earnings improved at all divisions within SV, with the fastest growth coming at the Interior & Infotainment division. Revenue growth was also broad-based, as sales rose 7% compared to the prior year, to €9.001 billion. Orders rose 8%, to €9.029 billion. The development also includes SV’s acquisition of a United States automotive electronics business from DaimlerChrysler during the second quarter of fiscal 2004.

Medical

Medical Solutions (Med)

	Year ended
	September 30,		% Change

	2004	2003	Actual	Comparable*

	(€ in millions)
Group profit	1,046	1,118	(6)%
Group profit margin	14.8%	15.1%
Sales	7,072	7,422	(5)%	6%
New orders	8,123	7,835	4%	15%

*	Excluding currency translation effects of (6)% and (7)% on sales and orders, respectively, and portfolio effects of (5)% and (4)% on sales and orders, respectively.

     Med again delivered more than €1 billion in full-year Group profit. Fiscal 2004 included €118 million in gains from portfolio transactions, primarily the sale of Med’s Life Support Systems (LSS) business. For comparison, fiscal 2003 included a €63 million gain related to the contribution of a portion of Med’s electromedical systems business to a joint venture with Drägerwerk AG. While these transactions reduced Med’s revenue base compared to the prior year, sales of €7.072 billion were up 6% year-over-year, excluding currency translation and portfolio effects. Orders climbed to €8.123 billion, up 15% on a comparable basis. For additional information with respect to the disposition of LSS, see “Notes to Consolidated Financial Statements.”

Lighting

Osram

	Year ended
	September 30,		% Change

	2004	2003	Actual	Comparable*

	(€ in millions)
Group profit	445	410	9%
Group profit margin	10.5%	9.8%
Sales	4,240	4,172	2%	8%
New orders	4,240	4,172	2%	8%

*	Excluding currency translation effects.

     Osram increased its Group profit 9% for the year, to €445 million, leveraging higher manufacturing productivity to achieve a double-digit earnings margin for the year. Sales increased to €4.240 billion, up 8% year-over-year on a comparable basis. Higher revenue year-over-year was highlighted by particularly strong growth in Asia-Pacific and Latin America.

Other Operations

      Other Operations consist of centrally held equity investments and other operating businesses not related to a Group, such as Siemens’ joint ventures for household appliances (BSH Bosch und Siemens Hausgeräte GmbH) and computers (Fujitsu Siemens Computers). Equity earnings from these joint ventures again were the primary contributor to earnings from Other Operations, which totaled €289 million in fiscal 2004 compared to €212 million in fiscal 2003.

Corporate items, pensions and eliminations

      Corporate items, pensions and eliminations were a negative €1.207 billion in fiscal 2004 compared to a negative €1.576 billion in the same period a year earlier. Corporate items totaled a negative €450 million for the year compared to a negative €747 million in fiscal 2003. Corporate items in fiscal 2004 included the pre-tax gain of €590 million from the sale of Infineon shares, partly offset by the €433 million goodwill impairment related to L&A. This impairment is taken centrally because the relevant businesses were acquired at the corporate level as part of Siemens’ Atecs Mannesmann transaction. Corporate items a year earlier benefited from the positive resolution of an arbitration proceeding. Siemens’ equity share of Infineon’s net result was a positive €14 million, compared to a negative €170 million in fiscal 2003. In the second quarter of fiscal 2004, Siemens relinquished its ability to exercise significant influence over the operating and financial policies of Infineon. Consequently, we ceased accounting for our investment in Infineon under the equity method and began accounting for it as a marketable security. Centrally carried pension expense was €730 million in fiscal 2004, compared to €828 million a year earlier. Domestic pension service costs were carried centrally in fiscal 2003 but are allocated to the Groups beginning in fiscal 2004. The effect of this change was partly offset by higher amortization of unrealized pension plan losses in fiscal 2004. For additional information with respect to the Atecs Mannesmann transaction, ownership in Infineon and pension plans, see “Notes to Consolidated Financial Statements.”

Financing and Real Estate

Siemens Financial Services (SFS)

	Year ended
	September 30,
			% Change
	2004	2003	Actual

	(€ in millions)
Income before income taxes	250	269	(7)%
Total assets	9,055	8,445	7%

      Income before income taxes at SFS in fiscal 2004 was €250 million compared to €269 million a year earlier. The difference is due in part to higher write-downs of receivables in the Equipment & Sales Financing (ESF) division compared to the prior year. Income at SFS for the year also reflects an expansion of the ESF division in Europe and North America, resulting in a corresponding increase in total assets compared to fiscal 2003.

Siemens Real Estate (SRE)

	Year ended
	September 30,
			% Change
	2004	2003	Actual

	(€ in millions)
Income before income taxes	108	206	(48)%
Sales	1,584	1,592	(1)%

      Income before income taxes at SRE in fiscal 2004 was €108 million compared to €206 million a year earlier. While sales were level with the prior year, weakness in the market for commercial real estate reduced returns. Market conditions also led the Group to terminate a major development project in Frankfurt during fiscal 2004, and the associated charges contributed to the decline in income for the year.

Eliminations, reclassifications and Corporate Treasury

      Income before taxes from Eliminations, reclassifications and Corporate Treasury of €224 million for fiscal year 2004 included higher interest income. In comparison, the prior year amount of €266 million included higher positive effects from hedging activities not qualifying for hedge accounting, as well as a €35 million gain related to the buyback of a note exchangeable into Infineon shares.

ECONOMIC VALUE ADDED

      Siemens ties a portion of its executive incentive compensation to achieving economic value added (EVA) targets. EVA measures the profitability of a business (using Group profit for the operations Groups and income before income taxes for the Financing and Real Estate businesses as a base) against the additional cost of capital used to run a business (using Net capital employed for the operations Groups and risk-adjusted equity for the Financing and Real Estate businesses as a base). A positive EVA means that a business has earned more than its cost of capital, whereas a negative EVA means that a business has earned less than its cost of capital. Depending on the EVA development year-over-year, a business is defined as value-creating or value-destroying. Other companies that use EVA may define and calculate EVA differently.

FISCAL 2003 COMPARED TO FISCAL 2002

CONSOLIDATED OPERATIONS OF SIEMENS WORLDWIDE

Results of Siemens worldwide

      The following discussion presents Siemens worldwide selected information for the fiscal year ended:

	2003	2002

	(€ in millions)
New orders	75,056	86,214
New orders in Germany	16,796	17,812
International orders	58,260	68,402
Sales	74,233	84,016
Sales in Germany	17,100	18,102
International sales	57,133	65,914

      Orders in fiscal 2003 were €75.056 billion compared to €86.214 billion a year earlier, and sales in fiscal 2003 were €74.233 billion compared to €84.016 billion. Excluding currency translation effects and the net effect of acquisitions and dispositions, orders and sales were 5% and 4% lower, respectively, than a year earlier. Orders in Germany in fiscal 2003 were €16.796 billion compared to €17.812 billion the same period a year earlier. Sales in Germany were €17.100 billion compared to €18.102 billion a year earlier. International orders were €58.260 billion compared to €68.402 billion a year earlier. Excluding currency translation and the net effects of acquisitions and dispositions, the decline in international orders was 6%. International sales were €57.133 billion compared to €65.914 billion in fiscal 2002. Excluding currency translation and the net effects of acquisitions and dispositions, the decline in international sales was 4%.

      Orders in the United States in fiscal 2003 were €14.702 billion compared to €21.205 billion a year earlier. Sales in the United States were €15.357 billion compared to €20.288 billion in the prior year. The change in sales was driven by expected volume declines at PG following the end of the gas turbine energy boom and by a negative 14% currency translation effect. Orders in Asia-Pacific in fiscal 2003 were €9.152 billion compared to €10.092 billion and sales were €8.728 billion compared to €9.668 billion a year earlier, in part due to currency translation and the net effect of acquisitions and dispositions. Sales in China in fiscal 2003 were €2.838 billion compared to €3.223 billion a year earlier, due in large part to the effect of currency translation and dispositions.

	2003	2002

	(€ in millions)
Gross profit on sales	20,883	23,206
as percentage of sales	28.1%	27.6%

      Gross profit as a percentage of sales in fiscal 2003 increased to 28.1% from 27.6% in the prior year. Most of the Groups increased their gross margins, particularly SV, ICN, PTD, and Med. ICN’s improvement reflects the results of its Profitability and Cash Turnaround (PACT) program, and PTD and SV made significant improvements in reducing materials costs and other productivity measures. Osram, A&D and TS maintained their gross margins levels in fiscal 2003. Partly offsetting these results were gross margin declines at L&A (reported as Siemens Dematic (SD) until the second quarter of fiscal 2004) and SBS, as these Groups took charges relating to long-term contracts during fiscal 2003. ICM’s gross margin decreased less sharply in fiscal 2003, in part due to lower average earnings per mobile phone sold.

	2003	2002

	(€ in millions)
Research and development expenses	(5,067)	(5,819)
as percentage of sales	(6.8)%	(6.9)%

      R&D expenses were €5.067 billion in fiscal 2003 compared to €5.819 billion in the prior year. R&D spending represented 6.8% of sales, compared to 6.9% in fiscal year 2002. Among the Groups in fiscal 2003,

Med increased its R&D spending and ICN and ICM maintained stable R&D expenditures relative to declining sales.

	2003	2002

	(€ in millions)
Marketing, selling and general administrative expenses	(13,534)	(15,455)
as percentage of sales	(18.2)%	(18.4)%

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

	2003	2002

	(€ in millions)
Other operating income (expense), net	642	1,321
Income (loss) from investments in other companies, net	142	(114)
Income from financial assets and marketable securities, net	61	18
Interest income (expense) of Operations, net	31	94
Other interest income, net	214	224

      Other operating income (expense), net was €642 million compared to €1.321 billion in fiscal 2002. Fiscal 2003 included €359 million of net gains related to cancellation of orders at PG, which were partly offset by inventory allowances recorded in cost of sales. Also included in fiscal 2003 was a €63 million gain from Med’s contribution of assets to a joint venture with Drägerwerk AG. The prior year included a €936 million tax-free gain resulting from Infineon share sales, a €421 million gain on the sale of Unisphere Networks by ICN, a €60 million gain at ICN, a €56 million gain on the sale of Hydraulik-Ring by SV, a €21 million gain from the KKR transaction, and significantly lower contract customer cancellation gains at PG. Partially offsetting these gains in fiscal 2002 was a €378 million impairment at ICN.

      Income (loss) from investments in other companies, net in fiscal 2003 was a positive €142 million compared to a negative €114 million in the prior year. In Operations, fiscal 2003 included higher contributions from joint ventures compared to fiscal 2002. In addition, the fiscal 2002 included higher losses associated with Siemens’ equity share of Infineon partly offset by a €133 million gain on the sale of two investments.

	2003	2002

	(€ in millions)
Income before income taxes	3,372	3,475
Income taxes	(867)	(849)
as percentage of income before income taxes	26%	24%

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

	2003	2002

	(€ in millions)
Net income	2,445	2,597

      In fiscal 2003 net income was €2.445 billion and earnings per share were €2.75. Fiscal 2002 included a tax-free gain of €936 million on sales of shares in Infineon, which boosted net income in that period to €2.597 billion and earnings per share to €2.92. Excluding the Infineon gain, net income rose 47% year-over-year from €1.661 billion.

	2003	2002

	(€ in millions)
Net cash provided from operating activities	5,712	5,564
Net cash used in investing activities	(3,939)	(810)
Net cash from operating and investing activities	1,773	4,754

      In fiscal 2003, net cash from operating and investing activities was €1.773 billion, including €5.712 billion in net cash from operating activities. Net cash provided by operating activities included cash outflows of €1.192 billion in supplemental cash contributions to Siemens pension trusts. Net cash used in investing activities of €3.939 billion included increases in investments and marketable securities of €957 million, and €929 million for a strategic acquisition at Power Generation.

      For fiscal 2003, the Company paid a dividend of €1.10 per share. The prior-year dividend per share was €1.00.

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

ACQUISITIONS AND DISPOSITIONS

Alstom

      In July 2003, Siemens completed the acquisition of the industrial turbine business of Alstom, which was structured in two transactions. In the first transaction in April 2003, effective April 30, PG acquired the small gas turbine business of Alstom. In the second transaction in July 2003, PG acquired Alstom’s medium-sized gas and steam turbine businesses. The two transactions resulted in an aggregate net purchase price of €942 million, net of cash acquired.

Dräger Medical

      In June 2003, Med contributed its Patient Care System and Electro Cardiography System businesses into a joint venture with Drägerwerk AG in exchange for a 35 percent interest in a joint venture Dräger Medical. In connection with the contribution, Siemens realized a pretax gain of €63 million. The contribution agreement also obligates Siemens to contribute to Dräger Medical the net proceeds from the sale of its Life Support Systems business. By consenting to this sale, Siemens and Drägerwerk AG received approval for the joint venture by antitrust authorities. In August 2003, Siemens signed a contract toward the sale of its Life Support Systems business to Getinge AB, Sweden. This sale closed in October 2003. Med’s interest in Dräger Medical is accounted for using the equity method.

SEGMENT INFORMATION ANALYSIS

Operations

Information and Communications

Information and Communication Networks (ICN)

		Year ended
		September 30,

	Change	2003	2002

		(€ in millions)
Group profit	47%	(366)	(691)
Group profit margin		(5.1)%	(7.2)%
Total sales	(26)%	7,122	9,647
New orders	(19)%	7,070	8,697

      In fiscal 2003, ICN improved its Group profit despite ongoing market challenges, narrowing its loss quarter-by-quarter throughout the year and posting a profit in the fourth quarter. The market for telecommunications and networking equipment remained challenging, as customers held capital expenditures down while absorbing and integrating past investments. However, for the year as a whole, ICN cut its loss to €366 million from €691 million a year earlier, a period which benefited from €634 million in gains primarily related to the sale of businesses, including Unisphere Networks, partially offset by an asset impairment of €378 million at Efficient Networks and charges for asset write-downs of €225 million. As ICN made significant progress in its PACT program, severance charges in fiscal 2003 were €119 million compared to €352 million in the prior fiscal year. Fiscal 2003 sales of €7.122 billion were 26% lower than in fiscal 2002, and orders of €7.070 billion were 19% lower than a year earlier. While market forces accounted for much of these decreases, five percentage points of the declines in sales and orders were due to effects from currency translation.

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

      In fiscal 2003, Group profit at ICM rose to €180 million from €96 million in fiscal 2002. Sales of €9.964 billion for fiscal 2003 compared to €11.045 billion in fiscal 2002, and orders were €9.960 billion compared to €11.538 billion a year earlier, reflecting particularly the continuing decline in the wireless infrastructure market. Both years included charges for severance, totaling €86 million in fiscal 2003 and €105 million in fiscal 2002, primarily related to Mobile Networks. Continuing its Group wide productivity programs, which were initiated in fiscal 2001, ICM announced in July plans for further cost reductions, including an additional targeted headcount reduction of 2,300 positions through fiscal 2004. The Group began implementing the new reductions and taking associated charges in the fourth quarter, which will continue into fiscal 2004.

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

      SBS posted a Group profit of €13 million in fiscal 2003 compared to €101 million in fiscal 2002. The decline predominantly reflects €77 million in charges for risks associated with a long-term business process outsourcing contract in the United Kingdom. Sales of €5.205 billion and orders of €5.226 billion were lower than in the previous year, driven in part by weakness in the IT consulting market and intense pricing pressure in the IT maintenance and outsourcing markets.

Automation and Control

Automation and Drives (A&D)

		Year ended
		September 30,

	Change	2003	2002

		(€ in millions)
Group profit	11%	806	723
Group profit margin		9.6%	8.4%
Total sales	(3)%	8,375	8,635
New orders	(3)%	8,476	8,728

      In fiscal 2003, A&D was again a standout among Siemens Groups, increasing Group profit 11% year-over-year to €806 million, further improving its Group profit margin to 9.6%, and strengthening its market position. Both periods included charges for severance programs, particularly in the United States, totaling €50 million in fiscal 2003 and €26 million in fiscal 2002. Sales of €8.375 billion and orders of €8.476 billion for the year were both 3% lower than A&D reported in fiscal 2002. Excluding currency exchange effects, sales and orders both rose 2% year-over-year, as A&D continued to balance its business base with growth in the Asia-Pacific region while gaining market share in Europe.

Industrial Solutions and Services (I&S)

		Year ended
		September 30,

	Change	2003	2002

		(€ in millions)
Group profit	79%	(41)	(198)
Group profit margin		(1.0)%	(4.4)%
Total sales	(10)%	4,012	4,480
New orders	(4)%	3,955	4,120

      I&S significantly improved its bottom line in fiscal 2003, posting a Group profit of negative €41 million compared to a negative €198 million a year earlier, in part due to lower charges for severance of €24 million in fiscal 2003 compared to €118 million in fiscal 2002. A continuing contraction in the market for industrial solutions led to orders of €3.955 billion compared to €4.120 billion a year earlier, and sales of €4.012 billion compared to €4.480 billion in the prior year. Five percentage points of the decrease in orders resulted from the effects of currency translation and acquisitions and dispositions.

Logistics and Assembly Systems (L&A) (formerly reported as SD)

		Year ended
		September 30,

	Change	2003	2002

		(€ in millions)
Group profit		(218)	45
Group profit margin		(8.4)%	1.5%
Total sales	(13)%	2,600	2,995
New orders	(8)%	2,599	2,810

      L&A posted a Group loss of €218 million for fiscal 2003 compared to Group profit of €45 million in fiscal 2002. A substantial increase in loss provisions and charges, in an aggregate of €209 million related to two large contracts in Europe was the key factor in this result, together with other charges. The majority of the loss provisions occurred at the Material Handling Automation division. The charges are related primarily to a contract for the design and installation of a complete logistical infrastructure for a postal sorting center in the United Kingdom. The Postal Automation division increased its profit and earnings margin and won large orders from the United States Postal Service, while the Electronics Assembly Systems division narrowed its loss year-over-year and restored sales growth in its large pick-and-place equipment business on a breakeven basis.

      In fiscal 2003, L&A as a whole, sales were €2.600 billion compared to €2.995 billion in fiscal 2002, and orders were €2.599 billion compared to €2.810 billion a year earlier. Excluding the effects of currency translation and portfolio activities, sales were down 4% and orders rose 2% for the year.

Siemens Building Technologies (SBT)

		Year ended
		September 30,

	Change	2003	2002

		(€ in millions)
Group profit	(48)%	101	195
Group profit margin		2.0%	3.5%
Total sales	(11)%	4,990	5,619
New orders	(15)%	4,775	5,601

      Group profit at SBT was €101 million in fiscal 2003, which included €80 million in severance charges taken to realign the Group’s workforce with market conditions. Group profit a year earlier was €195 million. Sales were €4.990 billion compared to €5.619 billion in fiscal 2002, and orders were €4.775 billion compared to €5.601 billion a year earlier. Excluding the effects of currency translation, sales were down 5% and orders were down 9% year-over-year.

Power

Power Generation (PG)

		Year ended
		September 30,

	Change	2003	2002

		(€ in millions)
Group profit	(26)%	1,171	1,582
Group profit margin		16.8%	16.7%
Total sales	(26)%	6,967	9,446
New orders	(31)%	7,302	10,586

      In fiscal 2003, PG led all Siemens Groups with €1.171 billion in Group profit and a Group profit margin of 16.8%. In fiscal 2003, PG increased the percentage of its revenues and profits coming from services, acquired the industrial turbine businesses of Alstom to complement its existing large turbine business, and further diversified its business base with significant orders in Asia, Europe and the Middle East. The negative demand trend in the United States market continues to affect comparison of PG’s sales and orders with prior periods, resulting in 26%

lower sales for PG overall, or €6.967 billion in fiscal 2003 compared to €9.446 billion in fiscal 2002, and orders of €7.302 billion, down from €10.586 billion. Currency translation effects accounted for seven and four percentage points of the decline in sales and orders, respectively.

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

      In fiscal 2003, PTD delivered €207 million in Group profit generated particularly at its High Voltage and Medium Voltage divisions. Group profit of €109 million in the prior year included a €54 million loss on the sale of PTD’s Metering division. Fiscal 2002 also included charges of €34 million primarily for a severance program. Sales of €3.399 billion and orders of €3.586 billion both decreased 19%, impacted by the divestment of Metering and currency translation effects. Excluding the effects of currency translation and portfolio activities, both sales and orders were 2% and 3% lower, respectively, compared to the prior fiscal year.

Transportation

Transportation Systems (TS)

		Year ended
		September 30,

	Change	2003	2002

		(€ in millions)
Group profit	15%	284	247
Group profit margin		6.0%	5.7%
Total sales	8%	4,697	4,367
New orders	(11)%	4,674	5,247

      In fiscal 2003, TS increased its Group profit 15%, to €284 million, despite having to take higher warranty provisions, particularly in the fourth quarter. The Group-wide productivity program also continued to yield results. Sales for the year rose to €4.697 billion, as TS converted large orders from prior years into current business. Orders for the year of €4.674 billion included large new rolling stock contracts in China, England, Norway and Switzerland, as well as major new maintenance contracts in the U.K. The Group’s order backlog remained at €11.2 billion, the same level as at the end of fiscal 2002.

Siemens VDO Automotive (SV)

		Year ended
		September 30,

	Change	2003	2002

		(€ in millions)
Group profit		418	65
Group profit margin		5.0%	0.8%
Total sales	(2)%	8,375	8,515
New orders	(2)%	8,375	8,515

      In fiscal 2003, SV increased Group profit to €418 million for the year compared to €65 million a year earlier, which included a €56 million gain from the sale of the Hydraulik-Ring business, partly offset by write-downs of certain intangible assets. The Group’s innovative diesel injection and onboard infotainment systems were major factors in the earnings improvement in fiscal 2003. SV’s profitability improvement program also contributed to earnings growth, as the Group cut material costs, streamlined its R&D and production processes, and tightened administrative and IT spending. As a result, SV increased its Group profit margin from 0.8% in fiscal 2002 to 5.0% in fiscal 2003, though it still fell short of earning its cost of capital. Earnings improved primarily at the Group’s Powertrain, Chassis & Carbody, and Interior & Infotainment divisions after multi-year investments in innovative technologies.

      In fiscal 2003, sales and orders of €8.375 billion were down 2% year-over-year, partly due to SV’s third-quarter transfer of its automotive cockpit module business, with annual revenues of approximately €800 million, to an existing joint venture with Faurecia S.A. Excluding this transaction and currency translation effects, both sales and orders at SV rose 8% for the year.

Medical

Medical Solutions (Med)

		Year ended
		September 30,

	Change	2003	2002

		(€ in millions)
Group profit	10%	1,118	1,018
Group profit margin		15.1%	13.4%
Total sales	(3)%	7,422	7,623
New orders	(7)%	7,835	8,425

      Med increased its Group profit 10%, to €1.118 billion, and its Group profit margin climbed above 15% in fiscal 2003. Innovative new products, particularly for diagnostic imaging applications, again led the way. Group profit in fiscal 2003 benefited also from a €63 million gain related to the contribution of a portion of Med’s electromedical systems business to a new joint venture, Dräger Medical, in return for a 35% equity stake. The divestment of the remaining portion of the electromedical systems business, announced in the fourth quarter, did not close until after the close of the fiscal year. Med’s sales for fiscal 2003 were €7.422 billion compared to €7.623 billion in fiscal 2002, and orders were €7.835 billion compared to €8.425 billion a year earlier. Excluding currency translation effects, sales rose 7% and orders increased 3% year-over-year, in part due to continued growth in the highly competitive United States market.

Lighting

Osram

		Year ended
		September 30,

	Change	2003	2002

		(€ in millions)
Group profit	12%	410	365
Group profit margin		9.8%	8.4%
Total sales	(4)%	4,172	4,363
New orders	(4)%	4,172	4,363

      In fiscal 2003, Osram generated €410 million in Group profit, a 12% increase over €365 million in the prior year, and improved its Group profit margin still further, to 9.8%. The Opto Semiconductors division improved sales and earnings year-over-year and stringent cost containment Group-wide helped offset intense pricing pressure. Sales and orders for fiscal 2003 were €4.172 billion compared to €4.363 billion a year earlier, as the General Lighting division strengthened its market position in the United States and the Group expanded its business in the Asia-Pacific region and eastern Europe. Excluding strong currency translation effects, sales and orders increased 6% year-over-year.

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

      Other interest expense for fiscal 2003 was €88 million, compared to €96 million in fiscal 2002, reflecting lower interest rates in fiscal 2003.

      Gains on sales and dispositions of significant business interests in fiscal 2002 include tax-free gains of €936 million resulting from the sale of 23.1 million Infineon shares during the first quarter and an additional 40 million shares in the second quarter. Both transactions took place on the open market.

Financing and Real Estate

Siemens Financial Services (SFS)

		Year ended
		September 30,

	Change	2003	2002

		(€ in millions)
Income before income taxes	25%	269	216
Total assets	(3)%	8,445	8,681

      In fiscal 2003, income before income taxes rose 25% at SFS, to €269 million compared to €216 million a year ago. The Equity division again contributed to higher earnings for the Group, in particular due to equity earnings from an investment in an Indonesian power station. Income before income taxes also benefited from lower provisions and write-offs at the Equipment and Sales Financing division.

Siemens Real Estate (SRE)

		Year ended
		September 30,

	Change	2003	2002

		(€ in millions)
Income before income taxes	(10)%	206	229
Total sales	(1)%	1,592	1,612

      In fiscal 2003, SRE earned €206 million before income taxes compared to €229 million a year earlier, as lower interest costs were more than offset by the effects of lower occupancy rates. Sales edged down 1% to €1.592 billion compared to €1.612 billion in fiscal 2002.

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

      Income before income taxes from Eliminations, reclassifications and Corporate Treasury in fiscal 2003 was €266 million, up from a loss of €284 million in the prior year. The improvement in fiscal 2003 resulted from positive effects from Corporate Treasury, due primarily to lower short-term interest rates, a €35 million gain from the buyback of a nominal €1.440 billion of a bond exchangeable into shares of Infineon and net gains from financial instrument transactions not qualifying for hedge accounting. Reclassifications in fiscal 2002 include gains of €936 million resulting from the Infineon share sales, reclassified from gains on sales and disposition of significant business interests to other operating income for Siemens worldwide.

      From December 2001 until the second quarter of fiscal 2004, Infineon was accounted for under the equity method. The results of Infineon for the first two months of fiscal 2002, a loss of €115 million, are included in Eliminations, reclassifications and Corporate Treasury.

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOW—FISCAL 2004 COMPARED TO FISCAL 2003

	Year ended
	September 30,

	2004	2003

	(€ in millions)
Cash and cash equivalents at end of period	12,190	12,149
Cash and cash equivalents at beginning of period	12,149	11,196

Net increase in cash and cash equivalents	41	953

	Operations		Other*		Siemens worldwide

	Year ended September 30,

	2004	2003	2004	2003	2004	2003

	(€ in millions)
Net cash provided by/(used in):
Operating activities	4,008	4,123	1,072	1,589	5,080	5,712
Investing activities	(1,523)	(3,655)	(295)	(284)	(1,818)	(3,939)
Financing activities					(3,108)	(487)
Effect of exchange rates on cash and cash equivalents					(113)	(333)

Net increase in cash and cash equivalents					41	953

*	incl. SFS, SRE and Corporate Treasury.

     In fiscal 2004, Siemens again generated more than €5.0 billion of net cash from operating activities, maintaining a high level of liquidity and flexibility for ongoing operating, investing and financing activities.

      Net cash provided by operating activities in fiscal 2004 was €5.080 billion compared to €5.712 billion in fiscal 2003. Net working capital within Operations used cash of €198 million in fiscal 2004 compared to €482 million a year earlier, primarily due to business growth, as well as a shift in customer payment patterns in project-oriented markets such as transportation and energy. For example, ICM had double-digit sales and order growth in fiscal 2004, which is reflected in turn in expanded inventories but also in significantly higher accounts payable compared to fiscal 2003. In the current year, higher inventories at TS were due mainly to the use of advance project payments not being replenished with current payments from orders. Lower sales resulted in accounts receivable decreases at ICN and PG in the prior year. In fiscal 2003 at PG, a decrease in other current liabilities was due to lower advance payments on large orders. Both years included cash used to reduce the underfunding of Siemens’ pension plans, including supplemental contributions of €1.255 billion and €1.192 billion in fiscal 2004 and 2003, respectively. In fiscal 2003, when exchange rate fluctuations included a major change in the euro relative to the U.S. dollar, Corporate Treasury activities undertaken to manage Siemens’ exchange rate exposure provided more than €1 billion to net cash from operating activities, primarily related to intercompany financing. In fiscal 2004, effects from exchange rate fluctuations for Siemens were far more moderate.

      Net cash used in investing activities in fiscal 2004 was €1.818 billion compared to €3.939 billion in fiscal 2003. The change year-over-year is primarily due to €1.794 billion in proceeds from the sale of Infineon shares in fiscal 2004. Cash used for acquisitions and purchases of investments totaled €1.851 billion, near the level of €1.791 billion a year earlier but weighted toward acquisitions of businesses within Operations in fiscal 2004. For example, the current year included €822 million for the acquisition of USFilter, representing a strategic entry into the U.S. water systems and service market by I&S. Other acquisitions included BBC Technology in the U.K. (SBS), Trench Electric Holding B.V. (PTD) and a U.S. automotive electronics business (SV). Fiscal 2003 included PG’s acquisition of Alstom’s industrial turbine businesses for €929 million, along with higher purchases of investments and marketable securities. The higher level of cash used in investing activities in the Financing and Real Estate component reflects asset growth in the financing business at SFS in fiscal 2004.

      Net cash used in financing activities in fiscal 2004 was €3.108 billion compared to €487 million in fiscal 2003. The primary difference between the periods was €2.5 billion in proceeds from the issuance of notes convertible into Siemens shares in fiscal 2003. Both periods included repurchases of notes exchangeable into Infineon shares, contributing to repayments of debt totaling €1.564 billion in fiscal 2004 and €1.742 billion in fiscal 2003. Dividend payments of €978 million in fiscal 2004 were higher than in fiscal 2003.

CASH FLOW—FISCAL 2003 COMPARED TO FISCAL 2002

	Year ended
	September 30,

	2003	2002

	(€ in millions)
Cash and cash equivalents at end of period	12,149	11,196
Cash and cash equivalents at beginning of period	11,196	7,802

Net increase in cash and cash equivalents	953	3,394

	Operations		Other*		Siemens worldwide

	Year ended September 30,

	2003	2002	2003	2002	2003	2002

	(€ in millions)
Net cash provided by/(used in):
Operating activities	4,123	4,277	1,589	1,287	5,712	5,564
Investing activities	(3,655)	(250)	(284)	(560)	(3,939)	(810)
Financing activities					(487)	(859)
Effects of exchange rates and deconsolidation of Infineon in fiscal 2002 on cash and cash equivalents					(333)	(501)

Net increase in cash and cash equivalents					953	3,394

*	incl. SFS, SRE and Corporate Treasury.

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

      Net cash used in investing activities within Operations was €3.655 billion in fiscal 2003. Expenditures for intangible assets and property, plant and equipment were €2.468 billion, €681 million lower than in the previous fiscal year. Cash outflows for acquisitions in fiscal 2003 include €929 million for the purchase of the industrial turbine businesses of Alstom. Purchases of investments and marketable securities include an aggregate €599 million for the acquisition of various debt and fund securities. Total outlays within Operations for investments and marketable securities were €841 million. Net cash used in investing activities within Operations in fiscal 2002 was €250 million. Cash used for acquisitions in fiscal 2002 was €3.787 billion which included a €3.657 billion payment to complete the Atecs-Mannesmann acquisition initiated in fiscal 2001. Proceeds from sales and dispositions of businesses in fiscal 2002 totaled €6.097 billion, including sales of businesses related to Atecs including Rexroth AG and Mannesmann Sachs AG, as well as the sale of a portfolio of businesses to KKR. Other dispositions included the sale of Unisphere Networks, Inc. and the Hydraulik-Ring business of SV. Fiscal 2002 also included proceeds of €1.522 billion related to sales of shares of Infineon.

      Net cash provided by operating activities within the Financing and Real Estate component in fiscal 2003 was €469 million compared to €558 million in fiscal 2002. Fiscal 2003 reflects improved earnings at SFS offset by a decrease in other liabilities.

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

      Net cash provided by operating activities of Siemens worldwide totaled €5.712 billion in fiscal 2003 compared to €5.564 billion for fiscal 2002. Strong worldwide earnings were a primary factor in the high level achieved in the current year. As noted above, both periods included supplemental cash contributions to Siemens pension trusts. Changes in net working capital for Siemens worldwide provided cash of €71 million in fiscal 2003 compared to €1.323 billion in the prior year. Within this development, fiscal 2002 included substantial decreases in inventory, while fiscal 2003 decreases at several Groups were offset by an increase in inventory at TS. In addition, net cash includes a positive net effect from Corporate Treasury of over €1 billion associated with financial instruments which are utilized to help manage the Company’s exposure to fluctuations in foreign exchange rates, particularly with regard to intra-company financing.

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

      Net cash used by financing activities of Siemens worldwide was €487 million in fiscal 2003 compared to net cash used of €859 million in fiscal 2002. The current year total includes proceeds of €2.5 billion from the issuance of notes, convertible into shares of Siemens AG. In fiscal 2003, Siemens made repayments of debt totaling €1.742 billion, which includes the repurchase of nominal €1.440 billion of a bond exchangeable into Infineon shares. In fiscal 2003, €896 million of dividends were paid to shareholders. Fiscal 2002 included €847 million for repayment of debt and €888 million in dividend payments.

      For Siemens worldwide, total net cash provided by operating activities of €5.712 billion, less net cash used in investing and financing activities of €4.426 billion, less currency translation effects of €333 million, resulted in a €953 million increase in cash and cash equivalents, to €12.149 billion at September 30, 2003.

CAPITAL RESOURCES AND CAPITAL REQUIREMENTS

      Siemens is committed to a strong financial profile, characterized by a conservative capital structure that gives us excellent financial flexibility.

Ratings

      Our current corporate credit ratings from Moody’s Investors Service and Standard & Poor’s are noted below:

	Moody’s	Standard
	Investors	&
	Service	Poor’s

Long-term debt	Aa3	AA-
Short-term debt	P-1	A-1+

      Moody’s Investor Service rates our long-term corporate credit Aa3 (stable outlook). The rating classification of Aa is the second highest rating within the agency’s debt ratings category. The numerical modifier 3 indicates that our long-term debt ranks in the lower end of the Aa category. The Moody’s rating outlook is an opinion regarding the likely direction of an issuer’s rating over the medium-term. Rating outlooks fall into the following six categories: Positive, Negative, Stable, Developing, Ratings Under Review and No Outlook. Our outlook was changed from negative to stable in January 2004.

      Moody’s Investors Service’s rating for our short-term corporate credit and commercial paper is P-1, the highest available rating in the prime rating system, which assesses issuers’ ability to honor senior financial obligations and contracts generally with a maturity not exceeding one year.

      Standard & Poor’s rates our long-term corporate credit AA- (stable outlook). Within Standard & Poor’s long-term issue and issuer credit ratings, an obligation rated AA has the second highest rating category assigned. The modifier “-” indicates that our long-term debt ranks in the lower end of the AA category. The Standard & Poor’s rating outlook is an opinion regarding the likely direction of an issuer’s rating over the intermediate to longer term. Rating outlooks fall into the following four categories: Positive, Negative, Stable and Developing.

      Our short-term debt and commercial paper is rated A-1+ within Standard & Poor’s short-term issue credit ratings, giving Siemens the highest-ranking short-term rating.

      Siemens has no other agreements with nationally recognized statistical rating organizations to provide long-term and short-term credit ratings.

      The rating agencies have focused more specifically on an assessment of liquidity risk. Moody’s most recent liquidity risk assessment for Siemens as of August 11, 2004 classified the liquidity profile of the Company as “very healthy.”

      Please be advised that security ratings are not a recommendation to buy, sell or hold securities. Credit ratings may be subject to revision or withdrawal by the rating agencies at any time. You should evaluate each rating independently of any other rating.

Capital Resources

      Capital resources at September 30, 2004 included €12.190 billion in cash and cash equivalents held in various currencies. Corporate Treasury generally manages cash and cash equivalents for the entire Company, except in countries where local capital controls require otherwise. At September 30, 2004, Corporate Treasury managed approximately 92% of Siemens’ worldwide cash and cash equivalents. Corporate Treasury carefully manages investments of cash and cash equivalents subject to strict credit requirements and counterparty limits. Another €1.386 billion is held in marketable securities, including shares in Infineon and Epcos AG (Epcos).

      Our shareholders’ equity at September 30, 2004 was €26.855 billion, an increase of €3.140 billion since September 30, 2003. See also the discussion of pension plan funding below, as well as the Consolidated Statements of Changes in Shareholders’ Equity. We have authorization from our shareholders to repurchase up to 10% of our outstanding shares at any time until July 21, 2005. Such stock may be (i) retired with the approval of the Supervisory Board, (ii) used to satisfy the Company’s obligations under the 1999 and the 2001 Siemens Stock Option Plans, (iii) offered for purchase by employees of the Company and (iv) used to service the conversion or option rights granted by the Company in connection with the issuance of bonds. In addition, the Supervisory

Board is authorized to transfer treasury stock repurchased by the Company to members of the Managing Board of Siemens AG as stock-based compensation with a holding period of at least two years.

      Our principal source of Company financing is cash flow from operating and investing activities, totaling €3.262 billion in fiscal 2004 after supplemental cash contributions of €1.255 billion to Siemens’ pension trusts and €1.794 billion proceeds from the sale of Infineon shares. We further strengthened our financial flexibility through a set of backstop facilities, commercial paper programs and a medium-term note program described below:

      Our backstop facilities at September 30, 2004 consisted of €3.2 billion in unused committed lines of credit which are available in the unlikely event that we are unable to access commercial paper or medium-term notes markets. The backstop facilities at our disposal include a U.S.$3.0 billion multi-currency revolving loan facility expiring May 2007 provided by a syndicate of international banks and a revolving loan facility with a domestic bank for an aggregate amount of €750 million expiring in June 2008. During the third quarter of fiscal 2004, we terminated our €400 million backstop facility, expiring in July 2006, with a domestic bank. None of our backstop facilities contain a material adverse change clause of the type typically included in low-risk backstop facility agreements.

      We also have two commercial paper programs, under which we typically issue instruments with a maturity of less than 90 days, for an aggregate of U.S.$3.0 billion in the U.S. domestic market and an aggregate €3.0 billion in the euro market. The amount outstanding under these commercial paper programs was €242 million at September 30, 2004.

      In addition, the Company has a medium-term note program, under which we may issue up to €5.0 billion in medium-term notes. The amount outstanding under this program was €947 million at September 30, 2004.

      Neither our commercial paper and medium-term note programs nor our backstop facilities have specific financial covenants such as rating triggers or interest coverage, leverage or capitalization ratios that could trigger remedies, such as acceleration of repayment or additional collateral support, except in the case of nonpayment of amounts when due.

      In addition to the above-described sources of liquidity, we constantly monitor funding options available in the capital markets, as well as trends in the availability and cost of such funding, with a view to maintaining excellent financial flexibility and limiting undue repayment risks.

Capital Requirements

      Capital requirements include normal debt service and regular capital spending and cash requirements. Other commercial commitments, including primarily guarantees, are contingent upon the occurrence of specific events. Approximately €1.4 billion of debt, including €242 million of commercial paper, is scheduled to become due in fiscal 2005. We plan capital expenditures for property, plant and equipment for the coming fiscal year to approximate current depreciation expense of approximately €2.2 billion for fiscal 2004.

      In June 2003, the Company issued €2.5 billion of convertible notes through its wholly owned Dutch subsidiary, Siemens Finance B.V., which are fully and unconditionally guaranteed by Siemens AG. The convertible notes have a 1.375% coupon and are convertible into approximately 44.5 million shares of Siemens AG at a conversion price of €56.1681 per share, which is subject to change under certain circumstances. The conversion right is contingently exercisable by the holders upon the occurrence of one of several conditions, including, upon the Company’s share price having exceeded 110% of the conversion price on at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of any calendar quarter. The Company may, at any time from June 18, 2007, redeem the notes outstanding at their principal amount together with interest accrued thereon, if Siemens’ share price exceeds 130% of the conversion price on any 15 of 30 consecutive trading days before notice of early redemption. Unless previously redeemed, converted or repurchased and cancelled, the notes mature on June 4, 2010. The conversion condition described above was met at the end of the first quarter of fiscal 2004. Accordingly, the convertible shares have been included in the diluted earnings per share.

Contractual Obligations

      In the ordinary course of business, Siemens’ primary contractual obligations regarding cash involve debt service, purchase obligations, as well as operating lease commitments.

      The following table summarizes contractual obligations for future cash outflows as of September 30, 2004:

		Payments due by period

		Less than			After
	Total	1 year	1-3 years	4-5 years	5 years

	(€ in millions)
Debt	11,219	1,434	3,602	989	5,194
Purchase obligations	8,996	7,847	747	376	26
Operating leases	2,863	628	893	569	773

Total contractual cash obligations	23,078	9,909	5,242	1,934	5,993

      Debt—At September 30, 2004, Siemens worldwide had €11.219 billion of short- and long-term debt, of which €1.434 billion will become due within the next 12 months. Included in short-term debt is €242 million of commercial paper, reflecting all amounts outstanding under our commercial paper programs, therefore limiting refinancing risk. The remainder is represented by bonds and other loans from banks coming due within the next 12 months. At September 30, 2004, the weighted average maturity of our bonds and notes due after one year was 4.5 years. At September 30, 2003, total debt was €13.178 billion. Further information about the components of debt is given in “Notes to Consolidated Financial Statements.”

      Debt for Siemens worldwide at September 30, 2004 consisted of the following:

	Short-Term	Long-Term	Total

	(€ in millions)
Notes and bonds	621	8,345	8,966
Loans from banks	478	266	744
Other financial indebtedness	295	971	1,266
Obligations under capital leases	40	203	243

Total debt	1,434	9,785	11,219

      Our notes and bonds contain no specific financial covenants such as rating triggers or interest coverage, leverage or capitalization ratios that could trigger a requirement for early payment or additional collateral support, except in the case of nonpayment of interest or principal.

      Our Corporate Treasury has primary responsibility for raising funds in the capital markets for the entire Company, including the Financing and Real Estate component, except in countries with conflicting capital market controls. In these countries, the Siemens subsidiary companies obtain financing primarily from local banks. Corporate Treasury lends funds via intracompany financing to the Operations and Financing and Real Estate components. This intracompany financing together with intracompany liabilities between the components is shown under intracompany liabilities in the balance sheets. Under this approach, at September 30, 2004, €7.677 billion of such intracompany financing was directly attributable to the Financing and Real Estate component and the remainder to the Operations component. At September 30, 2004, the Financing and Real Estate component additionally held €133 million in short-term and €497 million in long-term debt from external sources.

      In fiscal 2000, Siemens Nederland N.V., as the owner of the underlying shares of stock of Infineon issued €2.5 billion of 1% exchangeable notes due in 2005. In fiscal 2004, Siemens repurchased and retired a notional amount of €465 million of the notes, which resulted in a gain of €1.8 million. In fiscal 2003, Siemens repurchased and retired a notional amount of €1.440 billion of exchangeable notes, which resulted in a gain of €35 million. As of September 30, 2004, of the issued €2.5 billion, notional €596 million is still outstanding.

      In fiscal 2004, Siemens redeemed 1.11% U.S.$200 million and 1.22% U.S.$50 million LIBOR linked notes, as well as a 3% Swiss francs 178 million bond. In addition, we repurchased notional €405 million of a 5% €2 billion bond.

      The capital structure of the Financing and Real Estate component at September 30, 2004 and 2003 consisted of the following:

	September 30,		September 30,
	2004		2003

	SFS	SRE	SFS	SRE

	(€ in millions)
Assets	9,055	3,455	8,445	3,607
Allocated equity	1,015	920	1,080	920
Total debt	7,245	1,061	6,821	1,469
Therein intracompany financing	6,975	702	6,571	1,088
Therein debt from external sources	270	359	250	381
Debt to equity ratio	7.14	1.15	6.32	1.60

      Both Moody’s and Standard & Poor’s view SFS as a captive finance company. These ratings agencies generally recognize and accept higher levels of debt attributable to captive finance subsidiaries in determining long-term and short-term credit ratings.

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

      Purchase obligations—At September 30, 2004, the Company had €8.996 billion in purchase obligations. Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding and which specify at least all of the following items: (i) fixed or minimum quantities, (ii) fixed, minimum or variable price provisions and (iii) approximate timing of the transaction.

      Operating leases—At September 30, 2004, the Company had a total of €2.863 billion in total future payment obligations under non-cancelable operating leases.

      Furthermore, we are subject to asset retirement obligations related to certain tangible long-lived assets. Such asset retirement obligations are primarily attributable to environmental clean-up costs, which amounted to €513 million as of September 30, 2004 and to costs associated with the removal of leasehold improvements at the end of the lease term amounting to €39 million as of September 30, 2004. For additional information with respect to asset retirement obligations see “Notes to Consolidated Financial Statements.”

Off-Balance Sheet Arrangements

      Guarantees—Guarantees are principally represented by credit guarantees and guarantees of third-party performance. As of September 30, 2004, the undiscounted amount of maximum potential future payments for guarantees was €1.236 billion. Credit guarantees cover the financial obligation of third-parties in cases where Siemens is the vendor and/or contractual partner. In addition, Siemens provides credit line guarantees with variable utilization to associated and related companies. The total amount for credit guarantees was €341 million as of September 30, 2004. Performance bonds and guarantees of advanced payments guarantee the fulfillment of contractual commitments of partners in a consortium where Siemens may be the general or subsidiary partner. In the event of non-performance under the contract by the consortium partner(s), Siemens will be required to pay up to an agreed-upon maximum amount. Guarantees of third-party performance amounted to €370 million as of September 30, 2004. Furthermore, the Company has provided indemnifications in connection with dispositions of business entities, which protect the buyer from tax, legal, and other risks related to the purchased business entity. These other guarantees were €525 million as of September 30, 2004. In the event that it becomes probable that

Siemens will be required to satisfy these guarantees, provisions are established. Such provisions are established in addition to the liabilities recognized for the non-contingent component of the guarantees. Most of the guarantees have fixed or scheduled expiration dates, and in practice such guarantees are rarely drawn. For additional information with respect to our guarantees, see “Notes to Consolidated Financial Statements.”

      Variable Interest Entities—The Company holds variable interests in various Variable Interest Entities (VIE’s), which are not significant either individually or in the aggregate. The impact of consolidating certain of these VIE’s on the Company’s financial statements was not material. For additional information on VIE’s, see “Notes to Consolidated Financial Statements.”

Customer Financing

      Siemens’ strong financial profile enables us to selectively provide customers with financing. We also selectively assist customers in arranging financing from various third-party sources, including export credit agencies. This has historically been an important competitive advantage in such long-cycle businesses as power generation, transportation and telecommunications. We also provide direct vendor financing and grant guarantees to banks in support of loans to Siemens customers and we may enter into a combination of the above arrangements. Financing requirements are entered into on a very selective basis; we have forgone, and will continue to forgo, new business contracts if the financing risks are not justifiable relative to the rewards. Due to the continued weak level of capital expenditures at most major telecommunications operators, however, requests for such financing have decreased. As a result, customer financing commitments requiring the approval of Siemens’ Corporate Executive Committee of the Managing Board have decreased significantly. The total loans and guarantees relating to such customer financing as of September 30, 2004 amounted to €724 million, including loans and guarantees of €488 million for approved and utilized commitments and €236 million for approved but not utilized commitments. As of September 30, 2003, total loans and guarantees relating to this customer financing amounted to €1.378 billion, including loans and guarantees of €756 million for approved and utilized commitments and €622 million for approved but not utilized commitments.

Pension Plan Funding

      Siemens’ projected benefit obligation (PBO), which considers future compensation increases, amounted to €20.8 billion on September 30, 2004 compared to €20.9 billion on September 30, 2003. The fair value of plan assets as of September 30, 2004 was €17.7 billion compared to €15.9 billion on September 30, 2003. The measurement dates for the valuation of certain Siemens pension funds, particularly our funds in the U.S. and U.K., do not coincide with the end of our fiscal year. While the return over the last twelve months amounted to 6.6% or €1.128 billion, the aggregate return on plan assets between the last measurement dates amounted to 7.0% or €1.202 billion. On September 30, 2004, the combined funding status of Siemens principal pension plans showed an underfunding of €3.1 billion, substantially improved from the end of fiscal 2003 due primarily to supplemental contributions at the beginning of fiscal 2004. At the beginning of fiscal 2005, a further supplemental contribution in the amount of €1.5 billion was made to our pension funds in Germany and the U.S.

      Siemens’ funding policy for its pension funds is part of its overall commitment to a sound financial management, which also includes an ongoing analysis of the structure of its pension liabilities, particularly the duration by class of beneficiaries. We constantly review the asset allocation of each plan in light of the duration of the related pension liabilities and analyze trends and events that may affect asset values in order to initiate appropriate measures at a very early stage.

      The Company also regularly reviews the design of its pension plans. Historically, the majority of Siemens pension plans have included significant defined benefits. However, in order to reduce the Company’s exposure to certain risks associated with defined benefit plans, such as longevity, inflation, effects of compensation increases and other factors, Siemens AG and the majority of our domestic affiliates implemented a new pension plan in fiscal 2004, covering essentially all active employees in Germany, BSAV (Beitragsorientierte Siemens Altersversorgung). The benefits of this new plan are based predominantly on contributions made by the Company and are to be funded by the assets of a new trust. Under the BSAV, Siemens will establish a benefit account for each employee reflecting the contributions by the employer and interest earned on the balance in the account. Conceptually, the contributions are determined as a percentage of the target annual compensation; however the Company has the option to review the contribution level every year. The Company will credit interest annually on the balance in the beneficiary’s account until retirement, at the applicable guaranteed interest rate, currently 2.75%. At the time of retirement a one-time surplus credit will be awarded, depending on how the invested capital has performed. The funds in the benefit account will be paid at retirement, at the employee’s election, either in installments or in the form of a life annuity. Contrary to the defined benefit model used by the plans funded via our existing domestic pension trust— Siemens German Pension Trust, benefit payments under the BSAV are based predominantly on the accumulated contributions in the employee’s benefit account and, to a minor extent, the effects of mortality, inflation adjustments and interest rates. Although this plan, from an economic perspective, is essentially a defined contribution plan, it currently has to be accounted for as a defined benefit plan.

      Some of our major international subsidiaries, including the U.S. and the U.K., also implemented new plans in recent years whose benefits are based predominantly on contributions made by the Company. We expect to continue to review the need for the implementation of similar plan designs outside Germany in the coming years to better control future benefit obligations and related costs.

      For more information on Siemens pension plans, see “Notes to Consolidated Financial Statements.”

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

      Revenue Recognition on Long-Term Construction Contracts—Our Groups, particularly ICN, ICM, I&S, L&A, PG, PTD and TS, conduct a significant portion of their business under long-term construction contracts with customers. We generally account for long-term construction projects using the percentage-of-completion method, recognizing revenue as performance on a contract progresses. This method places considerable importance on accurate estimates of the extent of progress towards completion. Depending on the methodology to determine contract progress, the significant estimates include total contract costs, remaining costs to completion, total contract revenues, contract risks and other judgments. The managements of the operating Groups continually review all estimates involved in such long-term contracts and adjust them as necessary. We also use the percentage-of-completion method for projects financed directly or indirectly by Siemens. In order to qualify for such accounting, the credit quality of the customer must meet certain minimum parameters as evidenced by the customer’s credit rating or by a credit analysis performed by SFS, which performs such reviews in support of the Corporate Executive Committee. At a minimum, a customer’s credit rating must be single B from the rating agencies, or an equivalent SFS-determined rating. In cases where the credit quality does not meet such standards, we recognize revenue for long-term contracts and financed projects based on the lower of cash if irrevocably received, or contract completion. We believe the credit factors that we use provide a reasonable basis for assessing credit quality.

      Accounts Receivable—The allowance for doubtful accounts involves significant management judgment and review of individual receivables based on individual customer creditworthiness, current economic trends and analysis of historical bad debts on a portfolio basis. For the determination of the country-specific component of the individual allowance, we also consider country credit ratings, which are centrally determined based on information from external rating agencies. Regarding the determination of the valuation allowance derived from a portfolio-based analysis of historical bad debts, a decline of receivables in volume results in a corresponding reduction of such provisions. As of September 30, 2004 and 2003, Siemens recorded a total valuation allowance for accounts receivable of €918 million and €1.122 billion, respectively. Siemens also selectively assists customers, particularly in the telecommunication equipment area, through arranging financing from various third-party sources, including export credit agencies, in order to be awarded supply contracts. In addition, the Company provides direct vendor financing and grants guarantees to banks in support of loans to Siemens customers when necessary and deemed appropriate. Due to the previous high levels of capital spending and associated debt at most major telecommunications operators, however, requests for such financing continued to decrease.

      Goodwill—SFAS 142 requires that goodwill be tested for impairment at least annually using a two-step approach at the division level. In the first step, the fair value of the division is compared to its carrying amount including goodwill. In order to determine the fair value of the division, significant management judgment is applied in order to estimate the underlying discounted future free cash flows. In the case that the fair value of the division is less than its carrying amount, a second step is performed which compares the fair value of the division’s goodwill to the carrying amount of its goodwill. The fair value of goodwill is determined based upon the difference between the fair value of the division and the net of the fair values of the identifiable assets and liabilities of the division. If the fair value of goodwill is less than the carrying amount, the difference is recorded as an impairment. As of September 30, 2004 and 2003, Siemens had total goodwill of €6.476 billion and €6.501 billion, respectively. For more information, see “Notes to Consolidated Financial Statements.”

      Pension and Postretirement Benefit Accounting—Our pension benefit costs and credits are determined in accordance with actuarial valuations, which rely on key assumptions including discount rates and expected return on plan assets. We determine the market-related value of plan assets for the majority of our domestic pension plans based on the average of the historical market values of plan assets over the four quarters of the preceding fiscal year. This value is the basis for the determination of the return on plan assets and amortization of unrecognized losses in the fiscal year following the actuarial valuation. For all other pension plans, asset values are based upon the fair value of plan assets at the measurement date. Due to the underfunded status of certain pension plans at their respective measurement dates, an additional minimum liability is recorded net of deferred tax assets in other comprehensive income. Our postretirement benefit costs and credits are determined in accordance with actuarial valuations, which rely on key assumptions including discount rates, and increase or decrease in health care trend rates. The discount rate assumptions reflect the rates available on high-quality fixed-income investments of appropriate duration at the measurement dates of each plan. The expected return on plan assets assumption is determined on a uniform basis, considering long-term historical returns, asset allocation, and future estimates of long-term investment returns. Other key assumptions for our pension and postretirement benefit costs and credits are based in part on current market conditions. Pension and related postretirement benefit costs or credits could change due to variations in these underlying key assumptions.

      The assumptions used for the calculation of net periodic pension cost in fiscal 2005 have already been determined. A one percentage point increase (decrease) in the discount rate assumption would result in a decrease (increase) in net periodic pension cost of €196 (€248) million. A one percentage point change in the assumption for expected return on plan assets would result in a decrease (increase) of €191 million. A one percentage point increase (decrease) in the rates of compensation increase and pension progression would result in a combined increase (decrease) of €357 (€301) million. If more than one of these assumptions were changed simultaneously, the impact would not necessarily be the same as if only one assumption was changed in isolation. For a discussion of our current funding status and the impact of these critical assumptions, see “Notes to Consolidated Financial Statements, Pension plans and similar commitments.”

      Accruals—Significant estimates are involved in the determination of provisions related to contract losses and warranty costs. A significant portion of the business of certain of our operating Groups is performed pursuant to long-term contracts, often for large projects, in Germany and abroad, awarded on a competitive bidding basis. Siemens records an accrual for contract losses when current estimates of total contract costs exceed contract revenue. Such estimates are subject to change based on new information as projects progress toward completion. Loss contracts are identified by monitoring the progress of the project and updating the estimate of total contract costs which also requires significant judgment relating to achieving certain performance standards, for example in the IT service business, and estimates involving warranty costs.

RECENT ACCOUNTING PRONOUNCEMENTS

      In December 2003, the Financial Accounting Standards Board (FASB) issued SFAS 132 (revised 2003), Employers’ Disclosures about Pensions and Other Postretirement Plans (SFAS 132R), which amends the disclosure provisions of SFAS 132 and requires additional disclosures to those in the original SFAS 132 about the assets, obligations, cash flows, and net periodic benefit costs of defined benefit pension plans and other defined benefit postretirement plans. It does not change the measurement or recognition provisions of those plans. SFAS 132R is effective for fiscal years ending after December 15, 2003. The Company adopted SFAS 132R for the interim period ending December 31, 2003.

      In December 2003, the FASB issued a revised version of FIN 46, FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities (FIN 46R), which requires public companies that did not apply FIN 46 prior to the issuance of FIN 46R to apply FIN 46R (or FIN 46) to those VIE’s commonly referred to as special-purpose entities for periods ending after December 15, 2003, and to apply FIN 46R to all other VIE’s for periods ending after March 15, 2004. Differences between FIN 46R and FIN 46 include new scope exceptions, revised requirements on how to evaluate sufficiency of equity at risk, and quantification and allocation of an entity’s economic risks and rewards. Additionally, requirements on evaluating a controlling financial interest, reconsidering whether an entity is a VIE and whether to consolidate were clarified. The Company holds variable interests in various VIE’s, which are not significant either individually or in the aggregate. In accordance with the effective date provisions of FIN 46R, the Company applied FIN 46R as of March 31, 2004. The adoption of FIN 46R did not have a material impact.

      In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) was signed into law in the U.S. The Act introduces a prescription drug benefit under Medicare (Medicare Part D), as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. In accordance with FASB Staff Position (FSP) FAS 106-1, management elected to defer any accounting for the effects of the Act on the plan in interim periods preceding the fourth quarter. In May 2004, FSP FAS 106-2 was issued being effective for interim periods beginning after June 15, 2004. FSP FAS 106-2 supersedes FSP FAS 106-1 and provides authoritative guidance on accounting for the federal subsidy prescribed by the Act. Pursuant to FSP FAS 106-2 and the issuance of further guidance from the Center of Medicare and Medicaid in July 2004, management has concluded that Siemens’ U.S. health care plans are at least actuarially equivalent to Medicare Part D. Following the prospective application method prescribed by FSP FAS 106-2, the Company has remeasured Siemens’ U.S. postretirement obligation as of July 1, 2004. The effect of the Act on the foreign net periodic benefit costs as of September 30, 2004 is not significant. For more information, see “Notes to Consolidated Financial Statements.”

ACCOUNTING UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

EU REGULATION REGARDING IFRS

      In compliance with the European Parliament and Council Regulation on the application of International Financial Reporting Standards (IFRS) adopted in July 2002, all listed European Union companies, including banks and insurance companies, are required to prepare their consolidated financial statements in accordance with IFRS for fiscal years commencing on or after January 1, 2005. However, Member States may defer mandatory application of IFRS until 2007, for companies that either have listed debt securities only or already use other internationally accepted standards for purposes of a listing outside the European Union. The latter particularly applies to companies, such as Siemens, listed on the New York Stock Exchange and, therefore, currently preparing its consolidated financial statements in accordance with U.S. GAAP. In Germany, the option to defer IFRS-adoption was implemented in October 2004, via the Bilanzrechtsreformgesetz (BilReG). Accordingly, Siemens will not be required to prepare consolidated financial statements in accordance with IFRS until fiscal year commencing on October 1, 2007.

      However, according to our current plans, Siemens expects to prepare and publish IFRS financial statements with a reconciliation to U.S. GAAP for fiscal 2006 which will be provided as supplemental information serving as basis for full IFRS reporting beginning with the first quarter in fiscal 2007 (i.e. the quarter ending December 31, 2006).

CONVERGENCE OF IFRS AND U.S. GAAP

      In preparation for our adoption of IFRS, we closely track developments and activities at both standard setting bodies, the IASB and the U.S. Financial Accounting Standards Board—FASB, and expressly welcome the joint initiatives that have already and will further significantly increase the speed and extent of convergence of IFRS and U.S. GAAP. Following a formal commitment to the common goal of convergence in September 2002, both Boards have added a joint short-term convergence project to their agendas which is aimed at removing a number of individual differences in the short-term. That is in consideration of the 2005 IFRS adoption date in Europe, usually by selecting current practice either under existing IFRS or U.S. GAAP. A long-term objective for the IASB and the FASB is to work together to reduce or eliminate remaining differences on an ongoing basis, through a series of joint projects and through coordination of future work programs. In addition, the Boards have agreed to work together through their respective interpretive bodies in converging interpretation and application issues.

      Siemens strongly supports further alignments between IFRS and U.S. GAAP to increase international comparability and transparency in financial reporting. Thus, we are actively taking part in the due process of the IASB and the joint convergence project with the FASB through submission of comments to Exposure Drafts, recommendations for urgent accounting issues and participation in field visits. Although progress has been and is being made in considerably reducing differences between the two sets of standards, a large number of differences remain at present, for example, pertaining to the treatment of R&D costs, pension accounting, reversal of impairment losses, hedge accounting or goodwill impairment tests. The effects of such differences may vary depending on the entities or industries affected.

      Siemens expects the adoption of IFRS to have a limited impact on the comparability or consistency of its financial reporting. Based on current U.S. GAAP and IFRS standards, we consider differences with a significant impact on our Consolidated Financial Statements to be limited. They will primarily relate to the following:

      Research and development costs—U.S. GAAP generally requires R&D costs to be expensed as incurred. Separate rules apply to software development costs, which may qualify for capitalization under certain circumstances. Under IFRS, a distinction is to be made between research and development. All costs identified as research costs are to be expensed as incurred, whereas development costs are to be capitalized and amortized if specified criteria are met.

      Compound financial instruments—Under U.S. GAAP, compound financial instruments are treated as a unit and recorded as a liability, with no separate recognition of the equity component. IFRS requires to split a compound financial instrument into separate liability and equity components at inception. Accordingly, the equity component, representing an equity conversion right, has to be recognized in equity. The liability component is classified as a liability and measured at fair value, which represents the present value based on a discount rate equal to the market rate for non-convertible debt. The liability component will accrete subsequently due to the recognition of imputed discount calculated on the carrying amount of the liability component at the beginning of each year.

      Pension accounting—Fresh start—Besides further divergences between U.S. GAAP and IFRS, for example, pertaining to the measurement date of plan assets and obligations or the recognition of an additional minimum liability, pension accounting under U.S. GAAP and IFRS will differ due to the application of IFRS 1, First-time Adoption of International Financial Reporting Standards. This standard provides, among other exemptions, an exemption from calculating the net cumulative unrecognized actuarial gains and losses under IFRS, which would generally be required at the date of transition by applying IAS 19 retrospectively for each year since inception of the respective pension plans. According to this exemption, cumulative unrecognized actuarial gains and losses that had previously not been recognized through application of the corridor approach under U.S. GAAP could be recognized by adjusting retained earnings. Therefore, the corridor will be set to zero in the IFRS opening balance sheet (exemption for “fresh start”), thus resulting in a difference between

U.S. GAAP and IFRS, which, from today’s perspective, has the most significant impact on net income and shareholders’ equity of our Consolidated Financial Statements.

OUTLOOK

       We successfully implemented our “Go for Profit and Growth” initiative in fiscal 2004. We are continuing this initiative in fiscal 2005. We are also pursuing further operational improvements at our Groups, given that factors such as a weakening U.S. dollar and rising commodity prices may make the macroeconomic environment more challenging. In addition, we will deal with the particular issues at TS, SBS and Com.

SUBSEQUENT EVENTS

       After the close of the fiscal year, Siemens made a supplemental cash contribution to its pension plans of €1.5 billion.

      Siemens AG Österreich acquired Victory Industriebeteiligung AG, Austria (Victory), on November 10, 2004, which holds an equity share of 16.45% in VA Technologie AG (VA Tech). Siemens AG Österreich submitted a voluntary takeover bid for all of VA Tech’s outstanding shares to the Austrian takeover panel on November 18, 2004, in which it offers €55 per share to VA Tech’s shareholders.

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

      In carrying out their duties, each member of the Managing Board and Supervisory Board must exercise the standard of care of a prudent and diligent businessman, and is liable to Siemens for damages if they fail to do so. Both boards are required to take into account a broad range of considerations in their decisions, including the interests of Siemens and those of its shareholders, employees and creditors. The Managing Board is required to respect the rights of shareholders to be treated on an equal basis and receive equal information. The Managing Board is also required to ensure appropriate risk management within Siemens and to establish an internal monitoring system.

      The Supervisory Board has comprehensive monitoring functions. To ensure that these functions are carried out properly, the Managing Board must, among other things, regularly report to the Supervisory Board with regard to current business operations and future business planning. The Supervisory Board is also entitled to request special reports at any time.

      As a general rule under German law, a shareholder has no direct recourse against the members of the Managing Board or the Supervisory Board in the event that they are believed to have breached a duty to Siemens. Apart from insolvency or other special circumstances, only Siemens may assert a claim for damages against members of either board. Moreover, we may only waive these damages or settle these claims if at least three years have passed and if the shareholders approve the waiver or settlement at the shareholders’ meeting with a simple majority of the votes cast, provided that opposing shareholders do not hold, in the aggregate, one-tenth or more of our share capital and do not have their opposition formally noted in the minutes maintained by a German notary.

SUPERVISORY BOARD

       As required by our Articles of Association and German law, our present Supervisory Board consists of 20 members. Ten were elected by our shareholders and ten were elected by our employees. The shareholders may remove any member of the Supervisory Board they have elected in a general meeting by a simple majority of the votes cast by the shareholders in a general meeting. The employee representatives may be removed by the employee assembly which elected them with a majority of three-quarters of the votes cast.

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

      The Supervisory Board meets at least twice during each half year, normally five times each year. Its main functions are:

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

      The following table sets forth the names of the current members of our Supervisory Board, their dates of birth, the expiration of their respective terms, their board positions and principal occupations, and their principal outside directorships at September 30, 2004:

Companies at which
	Date of	Term	Board position and	Supervisory Board and similar
Name	birth	expires	principal occupation	positions were held

Dr. Karl-Hermann Baumann	07/22/1935	1/24/2008	Chairman of the Supervisory Board	Deutsche Bank AG; E.ON AG; Linde AG; Schering AG; ThyssenKrupp AG

Ralf Heckmann(1)	07/19/1949	1/24/2008	First Deputy Chairman; Chairman of the Central Works Council, Siemens AG	—

Dr. Josef Ackermann	02/07/1948	1/24/2008	Second Deputy Chairman; Spokesman of the Board of Managing Directors, Deutsche Bank AG	Bayer AG; Linde AG; Deutsche Lufthansa AG

Companies at which
	Date of	Term	Board position and	Supervisory Board and similar
Name	birth	expires	principal occupation	positions were held

Lothar Adler(1)	02/22/1949	1/24/2008	Member; Deputy Chairman of the Central Works Council, Siemens AG	—

Gerhard Bieletzki(1)	05/16/1947	1/24/2008	Member; Member of the Combined Works Council, Siemens AG	—

John David Coombe	03/17/1945	1/24/2008	Member; Chief Financial Officer, GlaxoSmithKline plc	—

Hildegard Cornudet(1)(2)	04/16/1949	1/24/2008	Member; Chairwoman of the Works Council, SBS GmbH & Co OHG	—

Dr. Gerhard Cromme	02/25/1943	1/24/2008	Member; Chairman of the Supervisory Board, ThyssenKruppAG	Allianz AG; Axel Springer Verlag AG; Deutsche Lufthansa AG; E.ON AG; E.ON Ruhrgas AG; Hochtief AG; Volkswagen AG; BNP Paribas S.A.; SUEZ S.A.

Birgit Grube(1)	08/21/1945	1/24/2008	Member; Office clerk	—

Heinz Hawreliuk(1)	03/20/1947	1/24/2008	Member; Head of the Company Co-determination Department, IG Metall	Astrium GmbH; DaimlerChrysler Aerospace AG; DaimlerChrysler Luft und Raumfahrt Holding AG; Eurocopter Deutschland GmbH; Infineon Technologies AG

Berthold Huber(1)(3)	02/15/1950	1/24/2008	Member; Second Chairman, IG Metall	RWE AG; Heidelberger Druckmaschinen AG; Audi AG

Prof. Dr. Walter Kröll	05/30/1938	1/24/2008	Member; President of the Helmholtz-Gemeinschaft Deutscher Forschungszentren e.V. (Association of German Research Centers)	MTU Aero Engines GmbH; Wincor Nixdorf AG

Wolfgang Müller(1)	01/14/1948	1/24/2008	Member; Head of the Siemens team, IG Metall	Infineon Technologies AG

Georg Nassauer(1)	03/08/1948	1/24/2008	Member; Steel casting constructor	—

Dr. Albrecht Schmidt	03/13/1938	1/24/2008	Member; Chairman of the Supervisory Board, Bayerische Hypo- und Vereinsbank AG	Münchener Rückversicherungs Gesellschaft AG; Thyssen’sche Handelsgesellschaft m.b.H.

Dr. Henning Schulte-Noelle	08/26/1942	1/24/2008	Member; Chairman of the Supervisory Board, Allianz AG	E.ON AG; ThyssenKrupp AG

Peter von Siemens	08/10/1937	1/24/2008	Member; Industrial manager	Münchener Tierpark Hellabrunn AG

Jerry I. Speyer	06/23/1940	1/24/2008	Member; President, TishmanSpeyer Properties	—

Companies at which
	Date of	Term	Board position and	Supervisory Board and similar
Name	birth	expires	principal occupation	positions were held

Lord Iain Vallance of Tummel	05/20/1943	1/24/2008	Member; Vice-Chairman, The Royal Bank of Scotland Group	—

Klaus Wigand(1)	11/19/1945	1/24/2008	Member; Industrial manager	—

(1)	Elected by employees.

(2)	Rolf Dittmar who was elected on January 23, 2003, ceased to be a member of the Supervisory Board on March 31, 2004. He was succeeded by Hildegard Cornudet.

(3)	Bertin Eichler who was reelected on January 23, 2003, ceased to be a member of the Supervisory Board on June 30, 2004. He was succeeded by Berthold Huber.

     There are four Supervisory Board committees: the Chairman’s Committee, the Audit Committee, the Ownership Rights Committee (formerly called the Investment Committee) and the Mediation Committee. Set forth in the table below are the current members of each committee. For a comprehensive discussion of the functions of our committees, please refer to Item 10: “Additional Information— Corporate Governance.”

Name of committee	Current members

Chairman’s Committee	Chairman Dr. Karl-Hermann Baumann, First Deputy Chairman Ralf Heckmann*, Second Deputy Chairman Dr. Josef Ackermann
Audit Committee	Chairman Dr. Karl-Hermann Baumann, First Deputy Chairman Ralf Heckmann*, Second Deputy Chairman Dr. Josef Ackermann, Heinz Hawreliuk*, Dr. Henning Schulte-Noelle
Ownership Rights Committee	Chairman Dr. Karl-Hermann Baumann, Second Deputy Chairman Dr. Josef Ackermann, Dr. Albrecht Schmidt
Mediation Committee	Chairman Dr. Karl-Hermann Baumann, First Deputy Chairman Ralf Heckmann*, Second Deputy Chairman Dr. Josef Ackermann, Heinz Hawreliuk*

*	Elected by employees.

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

      The Managing Board, with the approval of the Supervisory Board, has adopted Bylaws for the conduct of its affairs. Pursuant to the current Bylaws of the Managing Board, a Corporate Executive Committee has been created. This Corporate Executive Committee consists exclusively of members of the Managing Board and is authorized to make all management decisions, in particular strategic decisions, that are not specifically reserved to the full Managing Board by law, our Articles of Association or the Bylaws of the Managing Board. The Bylaws of the Managing Board state that the maximum number of Corporate Executive Committee members should not exceed nine. (Between October 1, 2004 and Heinrich v. Pierer’s resignation as Chief Executive Officer (CEO) on January 27, 2005, the Corporate Executive Committee will have 10 members.) The Bylaws require that the Chief Executive Officer and his deputies, if any, the Chief Financial Officer (CFO) and the member of the Managing Board who heads Corporate Human Resources (Corporate Personnel Department) all be members of the Corporate Executive Committee. Appointments of the remaining unspecified members of the Corporate Executive Committee require the approval of the Supervisory Board. Our current Corporate Executive Committee consists of President and CEO, Heinrich v. Pierer; Deputy Chairman of the Managing Board and Executive Vice-President, Klaus Kleinfeld; Executive Vice-President and CFO, Heinz-Joachim Neubürger; as well as Executive Vice-Presidents, Johannes Feldmayer, Thomas Ganswindt, Rudi Lamprecht, Edward G. Krubasik, Jürgen Radomski, Uriel J. Sharef and Klaus Wucherer.

      Other committees of our Managing Board are authorized to make certain decisions without seeking the approval of the full Managing Board. The Managing Board’s committees include an Equity Committee, responsible for certain capital measures. The members of this committee are President and CEO, Heinrich v. Pierer; Executive Vice-President and CFO, Heinz-Joachim Neubürger and Executive Vice-President, Jürgen Radomski. The Managing Board has also established a Committee Responsible for the Issuance of Employee Stock, including the determination of the terms of such issuances. The members of this committee are President and CEO, Heinrich v. Pierer; Executive Vice-President and CFO, Heinz-Joachim Neubürger and Executive Vice-President, Jürgen Radomski.

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

      The Bylaws require the Managing Board to take action by a two-thirds majority vote unless applicable law requires a larger majority. In practice, the Managing Board reaches its decisions by consensus.

      The following table sets forth the names of the members of our Managing Board, their dates of birth, the expiration of their respective terms, their current positions and their principal outside directorships at September 30, 2004:

Companies at which
Supervisory Board and similar
Name	Date of birth	Term expires	Current position	positions were held

Dr. Heinrich v. Pierer	01/26/1941	1/27/2005	President and CEO	Bayer AG; Hochtief AG; Münchener Rückversicherungs-Gesellschaft AG; Volkswagen AG
Dr. Klaus Kleinfeld	11/06/1957	9/30/2007	Deputy Chairman of the Managing Board and Executive Vice-President	Alcoa Inc.; The Turner Corporation
Johannes Feldmayer	10/16/1956	9/30/2007	Executive Vice-President	—
Thomas Ganswindt*	11/18/1960	9/30/2007	Executive Vice-President	—
Prof. Dr. Edward G. Krubasik	01/19/1944	9/30/2006	Executive Vice-President	Dresdner Bank AG
Rudi Lamprecht*	10/12/1948	3/31/2009	Executive Vice-President	—
Heinz-Joachim Neubürger	01/11/1953	9/30/2007	Executive Vice-President and CFO	Allianz Versicherungs-AG; Bayerische Börse AG; Merrill Lynch & Co., Inc.
Dr. Jürgen Radomski	10/26/1941	9/30/2006	Executive Vice-President	Deutsche Krankenversicherung AG; Dräger Medical AG
Prof. Dr. Erich R. Reinhardt	10/03/1946	9/30/2006	Senior Vice-President	BioM AG; Dräger Medical AG
Dr. Uriel J. Sharef	08/19/1944	3/31/2008	Executive Vice-President	—
Prof. Dr. Claus Weyrich	01/06/1944	9/30/2006	Senior Vice-President	HERAEUS Holding GmbH
Prof. Dr. Klaus Wucherer	07/09/1944	3/31/2008	Executive Vice-President	Deutsche Messe AG; Infineon Technologies AG

*	The Supervisory Board appointed Thomas Ganswindt and Rudi Lamprecht to the Corporate Executive Committee effective October 1, 2004.

     The business address of the members of our Managing Board is the same as our business address, Wittelsbacherplatz 2, D-80333 Munich, Germany.

COMPENSATION

       This section outlines the principles used for determining the compensation of the Managing Board of Siemens AG and sets out the level and structure of Managing Board remuneration.

      In addition, the section describes the policies and levels of compensation paid to Supervisory Board members. For details of stock ownership by members of the Managing and Supervisory Boards see “—Share ownership.”

Managing Board Remuneration

      The Chairman’s Committee of the Supervisory Board is responsible for determining the remuneration of members of the Managing Board. The Committee comprises Dr. Karl-Hermann Baumann (Chairman of the Supervisory Board), and Dr. Josef Ackermann and Mr. Ralf Heckmann (both Deputy Chairmen of the Supervisory Board).

      The remuneration of members of the Managing Board of Siemens AG is based on the Company’s size and global presence, its economic and financial position, and the level and structure of managing board compensation at comparable companies in and outside Germany. In addition, the compensation for each Board member reflects his or her responsibilities and performance. The level of compensation is designed to be competitive in the international market for highly qualified executives in a high-performance culture.

      The Managing Board remuneration is performance-related. In fiscal year 2004, it had three components: a fixed salary, a variable bonus and stock-based compensation. The fixed salary and the bonus are based on a target compensation that comprises 50 percent fixed and 50 percent variable remuneration. The target compensation is reviewed regularly every two to three years on the basis of an analysis of the compensation paid by international peer companies to their top managers. The last review was conducted on April 1, 2003.

      The remuneration of the Managing Board members is composed as follows:

•	The fixed compensation is paid as a monthly salary.

•	The bonus is based on the Company’s attainment of certain EVA targets and other financial goals, if any, that are set at the start of the fiscal year by the Chairman’s Committee of the Supervisory Board. One half of the bonus is paid as an annual bonus which is contingent upon achieving the Company-wide EVA target established for the fiscal year. The other half is granted as a long-term bonus (LT bonus) whose amount depends on the average attainment of EVA targets over a three-year period. The annual bonus and the LT bonus may not exceed 250 percent of the base amount applicable to the variable compensation component. One half of the LT bonus is paid in cash. The other half is in the form of a commitment to issue or transfer shares of Siemens AG (stock awards) which will be settled four years after the commitment is made.

The same principles for determining the bonus apply to Managing Board members who are not members of the Corporate Executive Committee. Their goals, however, depend primarily on the financial performance of the corporate units they lead.

•	The third component of Managing Board remuneration for fiscal year 2004 is stock-based compensation determined by the Chairman’s Committee of the Supervisory Board, one half of which consists of stock options issued under the terms of the 2001 Siemens Stock Option Plan as authorized by shareholders at the Annual Shareholders’ Meeting of Siemens AG on February 22, 2001, and the other half consists of a commitment to issue or to transfer shares of Siemens AG (stock awards).

      At its meeting on November 10, 2004, the Chairman’s Committee of the Supervisory Board determined the bonus amounts and the number of stock awards and stock options to be granted, after assessing the attainment of the goals set at the start of the fiscal year. As a result, cash compensation amounted to €26.7 million (2003: €27.5 million) and total remuneration amounted to €33.4 million (2003: €30.7 million), representing a decrease of 2.9 percent and an increase of 8.8 percent, respectively.

      The following compensation was determined for members of the Managing Board for fiscal year 2004:

		Fair value of
	Cash	stock-based
	compensation	compensation	Total

	(Expressed in €)(1)
Dr. Heinrich v. Pierer	3,560,053	1,077,993	4,638,046
Dr. Klaus Kleinfeld	2,679,904	641,286	3,321,190
Johannes Feldmayer	2,339,465	719,638	3,059,103
Prof. Dr. Edward G. Krubasik	2,278,056	719,638	2,997,694
Heinz-Joachim Neubürger	2,260,585	719,638	2,980,223
Dr. Jürgen Radomski	2,252,307	719,638	2,971,945
Dr. Uriel J. Sharef	2,264,607	719,638	2,984,245
Prof. Dr. Klaus Wucherer	2,261,306	719,638	2,980,944

Thomas Ganswindt(2)	1,634,261	149,990	1,784,251
Rudi Lamprecht(2)	1,741,472	149,990	1,891,462
Prof. Dr. Erich R. Reinhardt(2)	1,823,818	149,990	1,973,808
Prof. Dr. Claus Weyrich(2)	1,649,402	129,989	1,779,391

Total	26,745,236	6,617,066	33,362,302

(1)	The fair values of stock-based compensation shown in this table relate to stock options and stock awards granted in November 2004 for fiscal year 2004. The values do not correspond to the figures presented in Notes to Consolidated Financial Statements because, in accordance with accounting rules, the amounts disclosed for fiscal year 2004 as a component of Managing Board remuneration represent the values of stock options issued during the fiscal year in November 2003. In addition, part of the expense of stock-based compensation is to be recorded over the service period.

(2)	Deputy members of the Managing Board.

     The following table describes the details of cash compensation.

	Cash compensation

			LT bonus
	Salary	Annual bonus	cash portion	Other(1)	Total

	(Expressed in €)
Dr. Heinrich v. Pierer	1,215,000	1,581,250	738,078	25,725	3,560,053
Dr. Klaus Kleinfeld	762,627	883,116	510,387	523,774	2,679,904
Johannes Feldmayer	755,040	1,006,200	469,639	108,586	2,339,465
Prof. Dr. Edward G. Krubasik	755,040	1,006,200	469,639	47,177	2,278,056
Heinz-Joachim Neubürger	755,040	1,006,200	469,639	29,706	2,260,585
Dr. Jürgen Radomski	755,040	1,006,200	469,639	21,428	2,252,307
Dr. Uriel J. Sharef	755,040	1,006,200	469,639	33,728	2,264,607
Prof. Dr. Klaus Wucherer	755,040	1,006,200	469,639	30,427	2,261,306

Thomas Ganswindt(2)	500,040	602,617	480,380	51,224	1,634,261
Rudi Lamprecht(2)	550,020	575,240	589,982	26,230	1,741,472
Prof. Dr. Erich R. Reinhardt(2)	500,040	607,153	686,692	29,933	1,823,818
Prof. Dr. Claus Weyrich(2)	450,000	606,250	565,922	27,230	1,649,402

Total	8,507,967	10,892,826	6,389,275	955,168	26,745,236

(1)	Non-cash benefits in the form of company cars, subsidized insurance, accommodation and moving expenses.

(2)	Deputy members of the Managing Board.

     Both the number and the values of the stock-based compensation component are shown in the following table. The fair value of the stock options was determined using the Black-Scholes option pricing model. Because a cap was placed on stock options granted to Managing Board members, disclosure of stock options in the financial statements depends on their intrinsic value, which was zero on the grant date. Without a cap the fair value would have been €4.54 per option, which amount was taken as a basis in this table. The stock awards were recorded at the market price of the Siemens share on the date of commitment less the present value of dividends expected during the holding period, because awards are not eligible to receive dividends. The resulting value amounted to €55.63.

      The members of the Managing Board received a total of 94,769 stock awards and 296,270 stock options, representing 7.8 percent and 10.1 percent, respectively, of the aggregate stock awards and stock options granted for fiscal year 2004. Accordingly, stock-based compensation was as follows:

	Stock-based compensation(1)			Fair value of stock-based compensation

	Stock awards	Other stock	Stock	Stock awards	Other stock	Stock
	(from LT bonus)(1)	awards(1)	options(2)	(from LT bonus)(1)	awards(1)	options(2)	Total

	(Number of units)			(Expressed in €)
Dr. Heinrich v. Pierer	13,266	3,056	37,445	737,988	170,005	170,000	1,077,993
Dr. Klaus Kleinfeld	6,674	2,427	29,735	371,275	135,014	134,997	641,286
Johannes Feldmayer	8,442	2,247	27,535	469,628	125,001	125,009	719,638
Prof. Dr. Edward G. Krubasik	8,442	2,247	27,535	469,628	125,001	125,009	719,638
Heinz-Joachim Neubürger	8,442	2,247	27,535	469,628	125,001	125,009	719,638
Dr. Jürgen Radomski	8,442	2,247	27,535	469,628	125,001	125,009	719,638
Dr. Uriel J. Sharef	8,442	2,247	27,535	469,628	125,001	125,009	719,638
Prof. Dr. Klaus Wucherer	8,442	2,247	27,535	469,628	125,001	125,009	719,638

Thomas Ganswindt(3)		1,348	16,520		74,989	75,001	149,990
Rudi Lamprecht(3)		1,348	16,520		74,989	75,001	149,990
Prof. Dr. Erich R. Reinhardt (3)		1,348	16,520		74,989	75,001	149,990
Prof. Dr. Claus Weyrich(3)		1,168	14,320		64,976	65,013	129,989

Total	70,592	24,177	296,270	3,927,031	1,344,968	1,345,067	6,617,066

(1)	After a holding period of four years, the stock awards will be settled on November 12, 2008. Under the stock award agreement, the eligible grantees will receive a corresponding number of Siemens shares without additional payment.

(2)	After a holding period of two years, the stock options will be exercisable between November 20, 2006 and November 19, 2009 at a price of €72.54 per share at the terms and conditions specified in the 2001 Stock Option Plan. For details see “—Stock-Based Compensation.”

(3)	Deputy members of the Managing Board.

     Pension commitments—Pension commitments up to and including fiscal year 2004 were made on a defined benefit basis. The commitments corresponded to a percentage of 56 percent of the fixed compensation component.

      With the realignment of the German pension plan of Siemens AG into a new plan (BSAV), whose benefits are based largely on contributions made by the Company, the present system of defined benefits for Managing Board members was replaced with effect from October 1, 2004 by a contribution-based system. Benefits earned until September 30, 2004 are not affected. The amount of the contributions for the BSAV is determined by the Chairman’s Committee of the Supervisory Board.

      Pension commitments to current members of the Managing Board are covered by Siemens AG. As of September 30, 2004, accruals of €46.3 million have been recorded. With respect to these amounts, see “Notes to Consolidated Financial Statements.”

      Former members of the Managing Board and their surviving dependents received pensions and transitional payments of €13.5 million for the year ended September 30, 2004. Members of the Managing Board who were appointed to the Managing Board before October 1, 2002, have the contractually accorded right to receive transitional payments after leaving the Managing Board. The transitional payments generally amount to the fixed salary of the year of resignation and the average of variable bonus paid for the last three fiscal years before resignation. In single cases, the transitional payments equal a one-year target compensation. If a member of the Managing Board resigns early from office, the member has the right to receive a severance payment which amounts to the target compensation for the remaining contractual term of office.

      Pension commitments to former members of the Managing Board and their surviving dependents are also covered by Siemens AG. As of September 30, 2004, accruals of €102.2 million have been recorded. With respect to these amounts, see “Notes to Consolidated Financial Statements.”

      No loans from the Company are provided to members of the Managing Board.

Supervisory Board Remuneration

      The remuneration of members of the Supervisory Board was set at the Annual Shareholders’ Meeting through shareholder approval of a proposal by the Managing and Supervisory Boards. Details of the remuneration are set forth in the Articles of Association of Siemens AG.

      The remuneration of members of the Supervisory Board is based on the Company’s size, the assignments, and the responsibilities of Supervisory Board members, and the Company’s overall business position and performance. In addition to a fixed payment, the remuneration includes a dividend-related and a stock-based component. The Chairman, the Deputy Chairmen, as well as the Chairman and members of the Audit Committee receive additional compensation.

      The current remuneration policies for the Supervisory Board were authorized at the Annual Shareholders’ Meeting of February 18, 1999. Compensation policies for service as committee chairman were set at the Annual Shareholders’ Meeting of January 23, 2003. Details are set out in § 17 of the Articles of Association of Siemens AG.

      The compensation of Supervisory Board members for fiscal year 2004 incorporates three components:

•	a fixed component,

•	a variable component depending on the annual dividend, and

•	a long-term component based on the development of the stock market price.

      In accordance with these remuneration policies, the fixed compensation of each Supervisory Board member is €6,000, and the dividend-dependent compensation is €3,500 for each €0.05 dividend distributed per share in excess of €0.20. For fiscal year 2004, the proposed dividend is €1.25 per share. The Chairman of the Supervisory Board receives twice the standard compensation rate of an ordinary member and each Deputy Chairman receives 1.5 times the standard compensation rate. The Chairman of the Audit Committee receives an additional 100 percent and each remaining member of the Audit Committee an additional 50 percent of the standard compensation rate. The members of the Supervisory Board are reimbursed for any out-of-pocket expenses incurred in connection with their duties, including any sales taxes paid.

      In addition, each member of the Supervisory Board receives annually 1,500 stock appreciation rights (SARs) granted and exercisable on the same terms as options issued under the Siemens stock option plan then in effect.

      The Managing Board and the Supervisory Board will propose to the Annual Shareholders’ Meeting on January 27, 2005 that the remuneration of the Supervisory Board be modified with effect from October 1, 2004. In addition to a fixed remuneration of €50,000, a short- and medium-term compensation component depending on earnings per share is expected to be paid in the future.

			Fair value of
	Fixed	Variable	stock-based
	compensation	compensation	compensation(1)	Total

	(Expressed in €)
Dr. Karl-Hermann Baumann(2)(3)	18,000	220,500	6,810	245,310
Ralf Heckmann(2)	12,000	147,000	6,810	165,810
Dr. Josef Ackermann(2)	12,000	147,000	6,810	165,810
Lothar Adler	6,000	73,500	6,810	86,310
Gerhard Bieletzki	6,000	73,500	6,810	86,310
John David Coombe	6,000	73,500	6,810	86,310
Hildegard Cornudet(4)	3,000	36,750	3,405	43,155
Dr. Gerhard Cromme	6,000	73,500	6,810	86,310
Rolf Dittmar(4)	3,000	36,750	3,405	43,155
Bertin Eichler(5)	4,500	55,125	5,108	64,733
Birgit Grube	6,000	73,500	6,810	86,310
Heinz Hawreliuk(2)	9,000	110,250	6,810	126,060
Berthold Huber(5)	1,500	18,375	1,703	21,578
Prof. Dr. Walter Kröll	6,000	73,500	6,810	86,310
Wolfgang Müller	6,000	73,500	6,810	86,310
Georg Nassauer	6,000	73,500	6,810	86,310
Dr. Albrecht Schmidt	6,000	73,500	6,810	86,310
Dr. Henning Schulte-Noelle(2)	9,000	110,250	6,810	126,060
Peter von Siemens	6,000	73,500	6,810	86,310
Jerry I. Speyer	6,000	73,500	6,810	86,310
Lord Iain Vallance of Tummel	6,000	73,500	6,810	86,310
Klaus Wigand	6,000	73,500	6,810	86,310

Total	150,000	1,837,500	136,201	2,123,701

(1)	On the grant date, the stock appreciation rights had a fair value of €4.54 each, as calculated using the Black-Scholes option pricing model.

(2)	Dr. Baumann as Chairman of the Supervisory Board and the Audit Committee, Mr. Ralf Heckmann and Dr. Josef Ackermann as Deputy Chairmen of the Supervisory Board and members of the Audit Committee, and Mr. Hawreliuk and Dr. Schulte-Noelle as members of the Audit Committee received a higher standard compensation.

(3)	The Chairman of the Supervisory Board is provided an office with secretarial services and a company car.

(4)	Ms. Hildegard Cornudet, formerly a substitute member of the Supervisory Board of Siemens AG, became a member of the Supervisory Board as a successor for Mr. Rolf Dittmar with effect from April 1, 2004.

(5)	Mr. Berthold Huber’s appointment to the Supervisory Board of Siemens AG as a successor for Mr. Bertin Eichler was approved by the registry court with effect from July 1, 2004.

     An existing agreement with Mr. Peter von Siemens was renewed after the Annual Shareholders’ Meeting 2003 with unchanged terms and conditions under which he, as a member of the founder’s family, is entitled to reimbursement of expenses and the provision of a company car and secretarial services for representing the Company at official events in Germany and abroad and in various associations.

      No loans from the Company are provided to members of the Supervisory Board.

Other

      The members of the governing bodies of Siemens AG and all board members of its domestic and foreign subsidiaries are indemnified by Siemens AG or its subsidiaries against third-party liability claims to the extent permissible by law. For this purpose, the Company provides a group insurance policy for board and committee members and employees of the Siemens organization which is taken out for one year and renewed annually. The insurance covers the personal liability of the insured in the case of a financial loss associated to employment functions. There is no deductible in terms of Section 3.8 paragraph 2 of the German Corporate Governance Code. It is not considered appropriate in the case of a group insurance policy to differentiate between members of the Supervisory and Managing Boards of Siemens AG and high-level personnel of its subsidiaries. Furthermore, such a deductible is not common market practice outside Germany.

STOCK-BASED COMPENSATION

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

      Under the 2001 Stock Option Plan, the Supervisory Board decides annually after the end of each fiscal year how many options to grant to the Managing Board and the Managing Board decides annually how many options to grant to executive officers and eligible employees. As of November 18, 2004, we had outstanding options exercisable for 30,841,476 shares under our option plans, including 2,945,035 options granted to our executive officers and eligible employees on November 12, 2004. Options to executive officers and eligible employees may be granted within 30 days after publication of quarterly, half-year or yearly results. Options to Managing Board members may be granted only once a year after publication of the yearly results. The following table sets forth information as to the options we issued to members of our Managing Board during fiscal 2005, 2004 and 2003:

	With respect to	With respect to	With respect to
	options granted in	options granted in	options granted in
	fiscal 2005	fiscal 2004	fiscal 2003

Number of shares upon exercise	296,270	262,500	345,000
Exercise price	€72.54	€73.25	€53.70
Expiration date	November 19, 2009	November 21, 2008	November 21, 2007

      The exercise price for options that have been issued under our 1999 Stock Option Plan, which was replaced by our 2001 Stock Option Plan, is equal to the average market price of the Siemens stock during the five trading days preceding the day of grant of the options. Holders of options under the 1999 Plan may exercise them during fixed time periods after the publication of our quarterly, half-year or yearly results within a five-year period following a holding period of two years. In addition, these options may be exercised only if the trading price of our shares on the Frankfurt Stock Exchange has reached an exercise threshold, which is based on the Dow Jones Stoxx-Index, at least once during the five-year term of the options. However, options may only be exercised if the threshold has been reached within the six-week period prior to the exercise date. For further information about the terms of these options see “Notes to Consolidated Financial Statements.”

      The exercise price for options under the 2001 Plan is 120% of the average opening price of our shares on the Xetra-system of the Frankfurt Stock Exchange during the five trading days preceding the day of grant of the options. Holders of options under the 2001 Plan may exercise them during fixed time periods after the publication of our quarterly, half-year or yearly results within a three-year period following a holding period of two years plus one week. In addition, options under the 2001 Plan may be exercised only if the trading price of our shares on the Frankfurt Stock Exchange reaches the option exercise price at least once during the five-year term of the options.

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

Stock Awards

      In November 2004, we introduced stock awards as a new component of stock-based compensation for the members of our Managing Board, executive officers and other eligible employees. Stock awards are commitments to issue or transfer shares of Siemens AG to the grantee. Each is subject to a vesting period of four years. Upon expiration of the vesting period, the grantee receives a corresponding number of shares of Siemens AG without additional payment.

      Stock awards are forfeited if the grantee’s employment with Siemens terminates prior to the expiration of the vesting period. Stock awards cannot be transferred, sold, pledged or otherwise encumbered. They can be inherited only by spouses or—in absence of a spouse—by children of the grantee. Stock awards are not entitled to dividends issued during the vesting period.

      The Supervisory Board decides annually after the end of each fiscal year how many stock awards to grant to the Managing Board and the Managing Board decides annually how many stock awards to grant to executive officers and eligible employees. Stock awards may be granted only once a year within 30 days after publication of the yearly results.

      On November 10, 2004, the Supervisory Board granted 24,177 stock awards to members of our Managing Board with an award date of November 12, 2004. On the same date, the Managing Board granted 1,128,331 stock awards to executive officers and other eligible employees of the Company with an award date of November 12, 2004.

      Furthermore, the members of our Managing Board received one-half of their long-term bonus for fiscal 2004 as deferred income in the form of immediately vested stock awards. For further details including the number of awards granted to the individual members of our Managing Board and their fair value see “—Compensation.”

      The fair value of the stock awards are recorded at the market price of the Siemens share on the date of commitment less the present value of dividends expected during the holding period. In fiscal 2005, the resulting value amounts to €64.1 million representing €55.63 per stock award.

      Stock awards may be settled in newly issued shares of common stock of Siemens AG from the authorized or the conditional capitals reserved for this purpose, in treasury stock or in cash. The settlement method will be determined subsequently by the Managing Board and the Supervisory Board.

SHARE OWNERSHIP

       As of October 15, 2004, members of the Managing Board during fiscal 2004 held 737,514 Siemens shares and stock options on Siemens shares (exercisable within sixty days), representing 0.083 percent of the outstanding capital stock of Siemens AG. On October 15, 2004, members of the Supervisory Board during fiscal 2004 held 18,824 Siemens shares and stock options on Siemens shares (exercisable within sixty days), representing 0.002 percent of the outstanding capital stock of Siemens AG. These figures do not include 16,364,977 shares, or 1.8 percent of the capital stock, that are held by the von Siemens-Vermögensverwaltungs GmbH (vSV)—a German limited liability entity that functions much like a trust—and 38,685,250 shares, or some 4.3 percent of the capital stock, over which the vSV has voting control under a power of attorney. Mr. Peter von Siemens is authorized to vote these shares as a representative of the founder’s family. The vSV is described in more detail under Item 7: “Major Shareholders and Related Party Transactions-Major Shareholders.”

      Pursuant to § 15a of the German Securities Trading Act (WpHG) in effect during the reporting period, members of the Managing and Supervisory Boards were required to disclose significant purchases or sales of shares of Siemens AG. In fiscal 2004, no such transactions were reported.

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

      As of November 8, 2004, we had approximately 1.0 million shareholders. Approximately 52,800 were U.S. holders, of which approximately 300 were holders of record. Based on our share register, U.S. holders held approximately 12% of our ordinary shares as of September 30, 2004.

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

      We have a number of significant joint ventures and other equity investments in large companies. We have relationships with many of these entities in the ordinary course of business whereby we buy and sell a wide variety of products and services on arm’s length terms. Our most significant equity investments are Infineon, Juniper and Epcos. Also significant are our relationships with our joint ventures BSH Bosch und Siemens Hausgeräte GmbH, Fujitsu Siemens Computers and Framatome Advanced Nuclear Power.

ITEM 8: FINANCIAL INFORMATION

       See Item 5: “Operating and Financial Review and Prospects” and Item 18: “Financial Statements.”

ITEM 9: THE OFFER AND LISTING

TRADING MARKETS

       The principal trading market for our shares is the Frankfurt Stock Exchange. Our shares are also traded on the other German stock exchanges in Berlin, Düsseldorf, Hamburg, Hannover, Munich and Stuttgart and on other European stock exchanges in London and the Swiss Stock Exchange. In September 2003, we applied for a delisting of our shares from the Paris Stock Exchange and the delisting was effective by December 31, 2003. The ADRs of Siemens AG, each evidencing one ADS, which represents one share, trade on the New York Stock Exchange under the symbol “SI.”

MARKET PRICE INFORMATION

       The table below sets forth, for the calendar periods indicated, the high and low closing sales prices on the Frankfurt Stock Exchange for the ordinary shares of Siemens as reported by the Electronic cash market trading system (Xetra). The table also shows, for the periods indicated, the closing highs and lows of the DAX, a German stock index which measures the performance of the 30 largest German companies in terms of order book volume and market capitalization, and the average daily trading volume of our ordinary shares on Xetra. See the discussion under Item 3: “Key Information—Exchange Rate Information”, for information with respect to rates of exchange between the U.S. dollar and the euro applicable during the periods set forth below.

	Price per ordinary				Average
	share		DAX		daily
					trading
	High	Low	High	Low	volume(1)

					(millions of
	(€)				shares)
Annual highs and lows
2000	127.67	75.40	8,065.0	6,200.7	4.012
2001	105.77	37.50	6,795.1	3,787.2	5.771
2002	78.52	32.05	5,462.6	2,597.9	6.226
2003	64.85	32.55	3,965.2	2,203.0	6.274
2004(2)	68.30	53.40	4,183.4	3,647.0	4.925
Quarterly highs and lows
2002
First quarter	78.52	61.82	5,462.6	4,745.6	6.428
Second quarter	73.30	55.26	5,397.3	4,099.1	5.616
Third quarter	63.00	34.00	4,483.0	2,769.0	6.399
Fourth quarter	51.37	32.05	3,380.2	2,597.9	6.462
2003
First quarter	45.04	32.55	3,157.3	2,203.0	6.982
Second quarter	46.15	37.80	3,304.2	2,450.2	6.655
Third quarter	58.32	41.35	3,668.7	3,146.6	6.179
Fourth quarter	64.85	52.02	3,965.2	3,276.6	5.273
2004
First quarter	68.30	57.30	4,151.8	3,726.1	5.426
Second quarter	65.05	54.95	4,134.1	3,754.4	4.885
Third quarter	61.06	53.40	4,035.0	3,647.0	4.564
Fourth quarter(2)	61.85	57.50	4,183.4	3,854.4	4.770
Monthly highs and lows
2004
June	60.03	55.53	4,069.7	3,864.2	4.478
July	58.60	53.95	4,035.0	3,752.6	4.819
August	57.90	53.40	3,877.3	3,647.0	4.132
September	61.06	57.42	3,991.0	3,817.6	4.741
October	61.85	57.50	4,049.7	3,854.4	4.962
November(2)	61.55	59.15	4,183.4	4,012.6	4.519

(1) Data from Datastream International.

(2) Up to and including November 22, 2004.

     On November 22, 2004, the closing sale price per Siemens AG ordinary share on Xetra was €60.58, which was equivalent to $79.04 per ordinary share, translated at the noon buying rate for euros on such date.

TRADING ON THE NEW YORK STOCK EXCHANGE

       Official trading of Siemens AG ADSs on the New York Stock Exchange commenced on March 12, 2001. Siemens AG ADRs trade under the symbol “SI.”

      The following table sets forth, for the calendar periods indicated, the high and low closing sales prices per Siemens AG ADR as reported on the New York Stock Exchange Composite Tape:

	Price per ADS

	High	Low

	($)
Annual highs and lows
2001	79.31	38.10
2002	70.45	30.85
2003	79.98	36.61
2004(1)	87.50	65.48
Quarterly highs and lows
2002
First quarter	70.45	54.76
Second quarter	67.00	55.19
Third quarter	60.70	33.61
Fourth quarter	51.04	30.85
2003
First quarter	47.12	36.61
Second quarter	52.55	41.20
Third quarter	64.79	48.65
Fourth quarter	79.98	61.15
2004
First quarter	87.50	69.75
Second quarter	77.35	65.71
Third quarter	75.66	65.48
Fourth quarter(1)	79.95	72.48
Monthly highs and lows
2004
June	74.35	67.72
July	71.20	65.85
August	70.08	65.48
September	75.66	69.95
October	76.43	72.48
November(1)	79.95	75.44

(1) Up to and including November 22, 2004.

     On November 22, 2004, the closing sales price per Siemens AG ADS on the New York Stock Exchange as reported on the New York Stock Exchange Composite Tape was $79.57.

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

      Good corporate governance has traditionally been a high priority at Siemens. We continue to welcome the ongoing corporate governance initiatives within and outside of Germany.

      The German Corporate Governance Code (the Codex), first issued in 2002, was expanded in May 2003. Siemens complies with this expanded version in all but one respect: our directors and officers liability (D&O) insurance policy does not include a deductible for Managing Board and Supervisory Board members. Our senior managers, both in and outside Germany, are covered by a group insurance policy. It is not considered appropriate to differentiate between board members and other high-level personnel. Furthermore, such a deductible is not common outside Germany.

      Our Declaration of Conformity, set forth below, is posted on our website and updated as necessary. Siemens voluntarily complies with all of the Codex’s non-obligatory suggestions, with only minor exceptions. Specific details may be found at the Corporate Governance section of our website.

      Due to our listing on the New York Stock Exchange (NYSE), we are subject to certain U.S. capital markets laws and regulations of the U.S. Securities and Exchange Commission (SEC) and rules of the NYSE. In July 2002, the Sarbanes-Oxley Act (SOA) became U.S. law. The SOA aims to strengthen investor protection and restore confidence in the U.S. capital markets. To those ends, the SOA—together with associated SEC and NYSE rules—introduced numerous changes in corporate governance regulations for all companies listed in the U.S.

      To facilitate our compliance with the SOA, we have, among other things, established a Disclosure Committee (comprised of eight central department heads) that is responsible for reviewing and approving certain financial and non-financial information before we make it public. We have also introduced procedures that require the respective managements of our Groups and subsidiaries to certify certain matters, as discussed below. These procedures and certifications provide a basis on which the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO) of Siemens AG certify our financial statements to the SEC, as required by the SOA. Pursuant to the requirements of the SOA, Siemens has conformed the Bylaws of the Audit Committee of its Supervisory Board, revised its procedures governing its relationship to the Company’s independent auditors, implemented procedures for handling complaints related to accounting practices and introduced a Code of Ethics for Financial Matters.

MANAGEMENT AND CONTROL STRUCTURE—THE SUPERVISORY BOARD

       As a German stock corporation with registered offices in Berlin and Munich, Siemens is subject to German corporate law. Consequently, the Company has a two-tier management and oversight structure consisting of a Managing Board and a Supervisory Board. The Supervisory Board has twenty members. As stipulated by the German Co-determination Act (the Co-determination Act), one-half of the Board’s members represent Company shareholders, and one-half represent Company employees. The shareholder representatives are elected by the Annual Shareholders’ Meeting. The employee representatives are elected by an assembly representing Siemens’ employees in Germany. Seven of the employee representatives must be Siemens group employees, and three must be external representatives nominated by certain German unions. According to the Bylaws of the Supervisory

Board, the shareholder representatives must be independent. Some Supervisory Board members hold, or held in the past year, high-ranking positions at other companies. Siemens maintains normal business relationships with almost all of these companies. However, our sales of products and/or services to them are transacted on arm’s length bases. Furthermore, the volumes of these respective sales are quite small in relation to each of the companies’ total sales. Consequently, we believe that these dealings do not compromise the independence of our Supervisory Board members associated with these companies.

      The Supervisory Board is elected for five years. It normally meets five times each year and regularly convenes in executive session without the Managing Board in attendance. The duties, procedures and committees of the Supervisory Board are specified in its bylaws. These bylaws contain rules regarding, among other things, the independence, experience and knowledge required of Supervisory Board members and rules regarding conflicts of interest.

      The Supervisory Board oversees and advises the Managing Board in its management of Company business. At regular intervals, it discusses business development, planning, strategy and implementation. It also reviews Siemens’ quarterly reports and approves the annual, stand-alone financial statements of Siemens AG, as well as the Consolidated Financial Statements of Siemens, taking into account both the audit reports provided by the independent auditors and the results of the review conducted by the Audit Committee. In addition, the Supervisory Board appoints the members of the Managing Board and allocates members’ individual duties. Important Managing Board decisions— such as major acquisitions, divestments and financial measures— require Supervisory Board approval.

      The Supervisory Board’s Bylaws establish four committees, whose duties, responsibilities and procedures fulfill the requirements of the Codex, reflect applicable SOA requirements and incorporate applicable NYSE rules, as well as certain NYSE rules not mandatorily applicable to Siemens AG. Committee bylaws are posted on our website.

      The Chairman’s Committee, comprising two shareholder representatives and one employee representative, performs the collective tasks of nominating, compensation and corporate governance committees. It meets at least five times each year without the Managing Board in attendance. The Chairman’s Committee determines the conditions of employment of Managing Board members and the level and structure of their remuneration, including what part of the Managing Board’s total compensation will take the form of stock-based compensation. In addition, the Chairman’s Committee makes proposals regarding the appointment of Managing Board members. Finally, it reviews and ensures the further development of Siemens’ corporate governance principles.

      The Audit Committee consists of three shareholder representatives and two employee representatives. The SOA requires that all members of our Audit Committee must be independent, as provided in the SOA, no later than July 31, 2005. Nevertheless, SEC rules provide a limited exemption from this requirement for the employee representatives, to the extent that they are employees of the Company and elected in accordance with the Co-determination Act. The Audit Committee oversees the appropriateness and the effectiveness of the Company’s external and internal accounting processes, meeting at least five times each year. The Audit Committee and the independent auditors also review the Company’s financial statements prepared quarterly and annually by management. On the basis of the independent auditors’ report on its review of the annual financial statements, the Audit Committee makes a recommendation to the Supervisory Board whether or not it should approve those financial statements. In addition, the Audit Committee oversees the Company’s internal control system and its procedures for assessing, monitoring and managing risk. It also monitors statutory and regulatory compliance. The Company’s Financial Audit Department reports regularly to the Audit Committee, which determines the scope and focal points of its financial audit. The Audit Committee is also responsible for liaising between the Company and its independent auditors. In particular, it awards the annual audit contract to the independent auditors appointed at the Annual Shareholders’ Meeting and initially determines the focal points of their audit, as well as their fee. In addition, the Audit Committee monitors the independence, qualifications, rotation and performance of the independent auditors.

      In accordance with the requirements of the SOA, the Supervisory Board has determined that Dr. Josef Ackermann, Dr. Karl-Hermann Baumann and Dr. Henning Schulte-Noelle qualify to serve as Audit Committee financial experts.

      The Mediation Committee comprises two shareholder representatives and two employee representatives. In the event that the Supervisory Board cannot reach the two-thirds majority required to appoint a Managing Board member, the Mediation Committee submits proposals for resolution to the Supervisory Board.

      The Ownership Rights Committee (formerly called the Investment Committee), comprising three shareholder representatives, is responsible for decisions regarding the exercise of Siemens’ shareholder rights in other companies.

THE MANAGING BOARD

      The Managing Board of Siemens AG, which currently has twelve members, is the Company’s top management body. It is obligated to promote the interests of the Company at all times and to drive sustainable growth in company value. Since October 2004, its Corporate Executive Committee has ten members (effective January 27, 2005, it will have nine members). The President and CEO defines overall Company policies in cooperation with the Corporate Executive Committee. The Managing Board’s responsibilities include determining the Company’s strategic orientation, planning and finalizing the Company budget, allocating resources, and monitoring the executive management of each Group. Furthermore, the Managing Board is responsible for the preparation of the Company’s quarterly reports; the annual, stand-alone financial statements of Siemens AG and the Consolidated Financial Statements of Siemens. It also appoints personnel to fill key Company positions.

      The Managing Board cooperates closely with the Supervisory Board. It informs the Supervisory Board regularly, promptly and comprehensively regarding all issues related to Company strategy and strategy implementation, planning, business development, financial position, earnings and risks. Major decisions of the Managing Board require Supervisory Board approval.

SHAREHOLDER RELATIONS

      Four times each year— at dates specified in our financial calendar— Siemens AG reports to its shareholders regarding its business development, financial position and earnings. The CEO and the CFO report to investors, analysts and the press regarding the quarterly and full-year results. Information which may materially affect Siemens’ share price is published in press releases throughout the year.

      An ordinary Annual Shareholders’ Meeting normally takes place within the first four months of each fiscal year, with each share carrying one vote. All shareholders listed in the stock register and from whom notification of attendance has been received by a specified date are entitled to participate. The Managing Board facilitates shareholder participation in the meeting through the use of electronic means of communication— in particular the Internet— and enables shareholders who are unable to attend the meeting to exercise their voting rights by communicating instructions directly to their representatives. In connection with the January 2005 Annual Shareholders’ Meeting, for the first time shareholders may receive their notice of the meeting electronically. The meeting is directed by the Chairman of the Supervisory Board.

      The Annual Shareholders’ Meeting decides on all matters assigned to it by law. Its decisions are binding on all shareholders and on the Company. They include, in particular, voting on the appropriation of net income, ratification of the acts of the Managing and Supervisory Boards, and the appointment of the independent auditors. Amendments to the Articles of Association and measures which change the Company’s capital stock are approved exclusively at the Annual Shareholders’ Meeting and implemented by the Managing Board with the approval of the Supervisory Board. Shareholders may submit counter-proposals to the proposals of the Managing and Supervisory Boards and may contest decisions of the Annual Shareholders’ Meeting. Shareholders owning Siemens stock with an aggregate par value of €1 million or more may also demand a special judicial review of a particular decision.

      As part of our investor relations activities, the CEO, the CFO and individual members of the Group executive managements meet regularly with analysts and institutional investors. We hold a conference for analysts once a year, as well as telephone conferences with analysts upon the publication of our quarterly results. Our website provides access to financial data and other business-related information regarding Siemens.

RISK MANAGEMENT

      The Company has a system for assessing and monitoring its potential business and financial risks. The components of this risk management system are designed to help enable us to anticipate risks and to manage them carefully in the pursuit of our business goals. The principles, guidelines, processes and responsibilities of our internal control system have been defined and established to help ensure prompt and accurate accounting of all business transactions and to continuously provide reliable information about the Company’s financial position for internal and external use.

      However, the components of the internal control and risk management system do not eliminate risk entirely and, thus, cannot prevent loss or fraud in all cases. We intend to rapidly adjust the risk management and monitoring procedures of all businesses acquired during the fiscal year, so that they conform to Siemens’ standards.

FINANCIAL ACCOUNTING

      The Consolidated Financial Statements of Siemens worldwide are prepared in accordance with the United States Generally Accepted Accounting Principles (U.S. GAAP), as permitted by the German Commercial Code. The annual, stand-alone financial statements of Siemens AG are prepared in accordance with the accounting rules set out in the German Commercial Code. The Managing Board directs the preparation of the financial statements. The existing internal control system and the Company-wide use of uniform guidelines help to ensure the accuracy of our financial statements. In addition, we have established a system of internal certification by which the executive management of each of our Groups and subsidiaries certify, among other things, the accuracy of their reports to the Managing Board, including that such reports fairly present in all material respects the financial condition, results of operations and cash flows of the reporting entity. They also certify that such management has reviewed the reporting entity’s disclosure controls and procedures and concluded that they were effective as of the end of the period covered by the relevant report. This system is a basis for the statements of certification that must be signed by the CEO and the CFO and submitted to the SEC with the annual report on Form 20-F, in accordance with the SOA requirements. In those statements, the CEO and the CFO certify the accuracy of the statements in the annual report, including that the financial statements fairly present (in all material respects) the financial condition, results of operations and cash flows of Siemens. They also certify (1) that the effectiveness of Siemens’ system of disclosure controls and procedures has been evaluated, (2) that they have presented in this annual report their conclusions related to this evaluation and (3) that they have disclosed in this report any change in the Company’s internal controls over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

      Additional SOA requirements, which will come into effect for Siemens in fiscal 2005, mandate that we include in our management report on internal controls the conclusions of management about the effectiveness of Siemens’ internal controls over financial reporting, based on management’s review of those controls. The additional requirements also demand that the independent auditors provide an “attestation” regarding the management’s assessment.

BUSINESS CONDUCT GUIDELINES AND CODE OF ETHICS

      Siemens is committed to conducting its business responsibly and in compliance with all relevant statutory and regulatory requirements. The Managing Board has established firm guidelines to help ensure that this goal is achieved. The Business Conduct Guidelines comprise rules regarding compliance with applicable laws, conflicts of interest, the use of Company assets and facilities, and insider trading. These rules are binding for all Siemens employees, the Managing Board and the Supervisory Board. The Guidelines also specify procedures for dealing with complaints. A compliance officer, who reports to the Audit Committee, processes all complaints, including those submitted anonymously. In accordance with the requirements of the SOA, procedures for handling potential complaints related to accounting practices, and procedures for handling relevant complaints from specific attorneys (internal and external) have been implemented during fiscal 2004. In addition, the Managing Board and the Supervisory Board have implemented a Code of Ethics for Financial Matters, as required by the SOA rules. Both the Business Conduct Guidelines and the Code of Ethics for Financial Matters are available on our website.

SIGNIFICANT DIFFERENCES FROM NYSE CORPORATE GOVERNANCE STANDARDS

      Companies listed on the NYSE are subject to the Corporate Governance Standards of Section 303A (the NYSE Standards) of the NYSE Listed Company Manual. Under the NYSE Standards, Siemens AG, as a foreign private issuer, is permitted to follow its home-country corporate governance practices in lieu of the NYSE Standards, except that it is required to comply with the NYSE Standards relating to the having of an audit committee (comprised of members who are “independent” under the SOA) and to certain NYSE notification obligations. In addition, the NYSE Standards require that foreign private issuers disclose any significant ways in which their corporate governance practices differ from those required of U.S. domestic companies under the NYSE Standards.

      As a company incorporated in Germany, Siemens AG generally follows German corporate governance principles, particularly those set forth in the German Stock Corporation Act (the Stock Corporation Act), the Co-determination Act and the Codex. (For additional information on our corporate governance, please refer to Item 6: “Directors, Senior Management and Employees” and to the other subsections of this Item 10.)

      The significant differences between our governance practices and those of domestic NYSE issuers are as follows:

      Two-Tier Board— The Stock Corporation Act requires Siemens AG to have a two-tier board structure consisting of a Managing Board and a Supervisory Board which is not comparable to the one-tier (or unitary) board system in the U.S. The two-tier system provides a strict separation of management and supervision. Roles and responsibilities of each of the two boards are clearly defined by law.

      The composition of the Supervisory Board is determined in accordance with the Co-determination Act, which requires that one-half of the required 20 Supervisory Board members must be elected by our domestic employees. In the event of a tie vote at the Supervisory Board, the Chairman of the Supervisory Board is entitled to cast a deciding vote.

      Independence— Under this two-tier board system, our methods for determining and ensuring the independence of our Supervisory Board differ from those of the NYSE Standards, which generally contemplate a U.S.-style, one-tier system. In contrast to the NYSE Standards, which require the board to affirmatively determine the independence of the individual directors with reference to specific tests of independence, German law does not require the Supervisory Board to make such affirmative findings on an individual basis. At the same time, the Bylaws of our Supervisory Board contain several provisions to help ensure the independence of the Supervisory Board’s advice and supervision. Furthermore, the members of the Supervisory and Managing Boards are strictly independent from one another; a member of one board is legally prohibited from being concurrently active on the other. Supervisory Board members have independent decision making authority and are legally prohibited from following the direction or instruction of any affiliated party. Moreover, Supervisory Board members may not enter into advisory, service or certain other contracts with Siemens, unless approved by the Supervisory Board.

      Committees— The NYSE Standards require the creation of several specified board committees composed of independent directors and operating pursuant to written charters that set forth their tasks and responsibilities. The Supervisory Board of Siemens AG has created several committees. In addition, both the Audit Committee and the Chairman’s Committee have written bylaws— adopted by the Supervisory Board based on the NYSE Standards— addressing their respective purposes and responsibilities. Nevertheless, German law precludes certain responsibilities from being delegated to a committee, such as the selection of the independent auditors, who are required by German law to be elected at the shareholders’ meeting. The independence of the members of our Supervisory Board committees is governed by the independence standards, set forth above, applicable to Supervisory Board members.

      Collectively, our Supervisory Board committees are responsible for many of the same functions as the committees required under the NYSE Standards. Yet, while the tasks performed by committees meeting the

NYSE Standards and the committees formed by Siemens AG are similar in the aggregate, the specific division of the various tasks among the committees differs.

      For example, our Chairman’s Committee performs many of the tasks that nominating, corporate governance and compensation committees perform under the NYSE Standards— such as, making recommendations to the Supervisory Board on the appointment and dismissal of members of the Managing Board, determining the Managing Board’s employment framework and remuneration, and corporate governance issues.

      Our Audit Committee is subject to the standards of the SOA and the Securities Exchange Act of 1934, as applicable to a foreign private issuer, and it performs functions similar to those of an audit committee under the NYSE Standards.

      As discussed above, Siemens AG also has an Ownership Rights Committee and a Mediation Committee, the latter of which is required by German law. Neither is required under the NYSE Standards.

      Shareholder Approval of Equity Compensation Plans; Stock Repurchases— The NYSE Standards generally require U.S. domestic companies to obtain shareholder approval of all equity-compensation plans (including stock option plans) and any material revisions to them. Our adoption of stock option plans and any material revisions thereto require the approval by our shareholders in so far as the issuance of shares and/or stock options under authorized or contingent capital authorizations requires shareholder approval (which approval requires consideration of the key elements of the applicable option plan or relevant modifications). The 2001 Siemens Stock Option Plan was so approved in 2001. Similarly, before we may repurchase our shares in the market(s), any such buy-back— as well as our use of such repurchased shares for, among other things, offers to members of the Managing Board and/or our employees— generally requires our shareholders’ approval. Such approval was provided during our January 22, 2004 annual shareholders’ meeting and such matters will generally be voted upon annually.

      Corporate Governance Guidelines— Various documents pertaining to our corporate governance— including Siemens’ Articles of Association, the Bylaws of the Supervisory Board and those of its committees, and the report on our fulfillment of the requirements of the Codex— may be found on our internet website at www.siemens.com/corporate_governance. The information on our website is not incorporated by reference into this annual report.

DECLARATION OF CONFORMITY WITH THE CODEX

      At their meetings on November 9 and 10, 2004, respectively, the Managing Board and the Supervisory Board approved the following Declaration of Conformity pursuant to § 161 of the German Stock Corporation Act:

      Siemens AG has fully complied with the recommendations of the German Corporate Governance Code (“Codex”)— in the version of May 21, 2003— except in the respects identified in our declaration of November 12, 2003 (Managing Board compensation not reported on an individualized basis, our D&O insurance without a deductible); and will fully comply with such recommendations of the Codex, except in one respect (our D&O insurance without a deductible).

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

      See also Item 6: “Directors, Senior Management and Employees—Supervisory Board and—Managing Board,” for further information about the Supervisory Board and the Managing Board.

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

      At our shareholders’ meetings, each share carries one vote. In certain cases, a shareholder can be prevented from exercising his or her voting rights. This rule applies, for example, if we discharge one of our shareholders from liability or assert claims against one of our shareholders. Resolutions are generally passed with a simple majority of the votes cast at the meeting. Resolutions that require a capital majority are passed with a simple majority of the issued capital present at the meeting, unless statutory law or our Articles of Association require otherwise. Under the German Stock Corporation Act, a number of significant resolutions must be passed by a vote of at least 75% of the share capital present at the meeting. This 75% majority requirement applies, among others, to the following matters:

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

      Our shareholders have waived their preemptive rights with respect to shares issued to employees, with respect to shares issued in exchange for an in-kind contribution out of authorized capital and with respect to treasury stock; see also “— Repurchase of Our Own Shares.” Additionally, our shareholders have waived their preemptive rights in certain cases with respect to the issuance of bonds with conversion rights or warrants:

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

      The German Securities Trading Act, amended in October 2004, requires the reporting of certain directors’ dealings. According to the Act, persons discharging managerial responsibilities within a publicly-traded issuer have to notify both the issuer and the German Federal Financial Supervisory Authority about their transactions relating to the issuer’s shares and derivatives or other financial instruments linked to those shares. Certain persons closely associated with these managers, for example spouses, dependent children, or other relatives sharing the same household, are under the same obligation. Similarly, the reporting obligation also applies to legal entities, trusts and partnerships that are managed or controlled by any such manager or associated person, or that are set up for the benefit of such a person, or whose economic interests are substantially equivalent to those of such person. Nevertheless, there is no notification obligation until the total amount of transactions of a covered manager and all his associated persons is at least €5,000 during any calendar year. The issuer is obliged to publish on its website all notifications it receives.

REPURCHASE OF OUR OWN SHARES

      We may not acquire our own shares unless so authorized by a resolution duly adopted by our shareholders at a general meeting or in other very limited circumstances set forth in the German Stock Corporation Act.

      The German Stock Corporation Act generally limits share repurchases to 10% of our share capital. In addition, any shareholders’ resolution that authorizes us to repurchase shares may not be in effect for a period of longer than 18 months. The resolution presently in effect is valid until July 21, 2005. Shares that are repurchased may be (i) retired with the approval of the Supervisory Board; (ii) used to satisfy our obligations under the 1999 Siemens Stock Option Plan and the 2001 Siemens Stock Options Plan; (iii) offered for sale to employees within the employee share program; (iv) used to service the conversion or option rights granted by us in connection with the issuance of bonds or (v) transferred to the members of the Managing Board as stock-based compensation with a blocking period of at least two years.

JURISDICTION

       Our Articles of Association provide that by subscription to or by otherwise acquiring shares or temporary certificates for shares, a shareholder submits to the jurisdiction of the courts of our legal domicile in all disputes with us or our governing bodies.

MATERIAL CONTRACTS

       On December 5, 2001, Siemens irrevocably transferred 200 million Infineon shares or approximately 28.9% of Infineon’s outstanding share capital to First Union Trust Company, N.A., as trustee under a trust agreement that Siemens entered into with First Union Trust on December 5, 2001. As a result of its merger with First Union Trust, Wachovia Trust Company, N.A. succeeded First Union Trust as the trustee under the trust agreement. In January 2004, Siemens sold 150 million Infineon shares, 63,707,637 of which were sold by the trustee, Wachovia Trust Company. As a result of this transaction, Siemens’ ownership interest in Infineon decreased to 18.9% (as of the effective date of the sale).

      The trust agreement provides that it will terminate when Siemens and its affiliates, on a consolidated basis, have held, directly or indirectly, less than 50% of the voting share capital of Infineon, including the shares held in trust by the trustee, for a period of two consecutive years. As this occurred on November 28, 2004, the trust and the related standstill agreement terminated on that date. Consequently, the 136,292,363 Infineon shares held by the trustee reverted to Siemens and Siemens again is entitled to vote these shares.

EXCHANGE CONTROLS

       At present, Germany does not restrict the movement of capital between Germany and other countries or individuals except certain persons and entities associated with Osama bin Laden, the Al-Qaida network and the Taliban and certain other individuals and countries subject to embargoes in accordance with German law and applicable resolutions adopted by the United Nations and the EU.

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

TAXATION

GERMAN TAXATION

      The following discussion is a summary of the material German tax consequences for beneficial owners of our shares or ADSs (i) who are not German residents for German income tax purposes (i.e., persons whose residence, habitual abode, statutory seat or place of effective management and control is not located in Germany) and (ii) whose shares or ADSs do not form part of the business property of a permanent establishment or fixed base in Germany. Throughout this section we refer to these owners as “Non-German Holders.”

      This summary is based on German tax laws and typical tax treaties to which Germany is a party as they are in effect on the date hereof, and is subject to changes in German tax laws or such treaties. This summary also reflects changes applicable to Siemens resulting from the Flood Victim Solidarity Act which was enacted in September 2002. The changes resulting from the Flood Victim Solidarity Act were applicable to Siemens with respect to its fiscal year beginning October 1, 2002. The following discussion does not purport to be a comprehensive discussion of all German tax consequences that may be relevant for Non-German Holders. You should consult your tax advisor regarding the German federal, state and local tax consequences of the purchase, ownership and disposition of our shares or ADSs and the procedures to follow to obtain a refund of German taxes withheld from dividends.

Taxation of the Company in Germany

      German corporations are subject to a corporate income tax rate of 25%. The solidarity surcharge of 5.5% on the net assessed corporate income tax has been retained, so that the corporate income tax and the solidarity surcharge, in the aggregate, amount to a tax rate of 26.375%. The corporate income tax rate was increased by the Flood Victim Solidarity Act. As a result of this Act, the German corporate income tax rate increased from 25% to 26.5% for the fiscal year 2003 only and, accordingly, the aggregate amount of corporate income tax including the Flood Victim Solidarity surcharge and the solidarity surcharge, increased for fiscal year 2003 to 27.958%.

      In addition, German corporations are subject to profit-related trade tax on income, the exact amount of which depends on the municipality in which the corporation maintains its business establishment(s). Trade tax on income is a deductible item in computing the corporation’s tax base for corporate income tax purposes.

      Beginning in fiscal year 2004, the deduction for a taxable loss carryforward is limited to 60% of the taxable income for the fiscal year. The temporary loss carryforward is unchanged and remains unlimited.

Taxation of Dividends

      For dividend distributions paid by Siemens attributable to its fiscal year ending on or after September 30, 2002, a tax credit is no longer available to German tax payers with respect to dividends. To avoid multiple levels of taxation in a corporate chain, the German tax law provides for an exemption comparable to a full dividend-received deduction for inter-corporate dividends received by a German corporate shareholder, irrespective of ownership percentage. Commencing with fiscal year 2004, the full deduction for received dividends is limited to 95%. German resident individuals must recognize 50% of the dividends received as taxable income. Certain transition rules apply in connection with the change from the former corporate income tax credit system to the current system.

Imposition of Withholding Tax

      For dividend distributions made by Siemens attributable to fiscal years beginning on or after October 1, 2001, the withholding tax rate is reduced to 20%. A solidarity surcharge of 5.5% on the withholding tax has been retained, resulting in a total withholding tax rate from dividends of 21.1%.

      For many Non-German Holders, the withholding tax rate is reduced under applicable income tax treaties. Under most income tax treaties to which Germany is a party, the rate of dividend withholding tax is reduced to 15%. To reduce the withholding to the applicable treaty rate of 15%, a Non-German Holder must apply for a refund of withholding taxes paid. The refund amounts to 11.375% of the declared dividend for dividend distributions withheld at an aggregate 26.375% rate prior to the German Tax Reform effective date and 6.1% of the declared dividend for dividend distributions withheld thereafter at the new rate of 21.1%. The application for refund must be filed with the German Federal Tax Office (Bundesamt für Finanzen, Friedhofstrasse 1, D – 53221 Bonn, Germany; http://www.bff-online.de/). The relevant forms can be obtained from the German Federal Tax Office or from German embassies and consulates.

Special Tax Rules for U.S. Shareholders

      Under the U.S.-German Income Tax Treaty (the “Treaty”), the withholding tax rate is reduced to 15% of the gross amount of the dividends. Dividend payments to an eligible U.S. holder made by Siemens attributable to fiscal year 2002 and subsequent years will be subject to a 15% general withholding tax rate under the Treaty.

      For dividend distributions made by Siemens attributable to fiscal 2002 and subsequent years, the dividends are, in the absence of the Treaty, subject to a 20% withholding tax plus a solidarity surcharge of 5.5% on the withholding tax, resulting in an aggregate withholding of 21.1% of the declared dividend. Eligible U.S. holders (as defined below under “— U.S. Taxation”) are entitled to receive a payment from the German tax authorities equal to 6.1% of the declared dividend. Accordingly, for a declared dividend of 100, an eligible U.S. holder initially will receive 78.9 (100 minus the 21.1% withholding tax). The eligible U.S. holder is then entitled to a refund from the German tax authorities of 6.1 and will, as a result, effectively receive a total of 85 (i.e., 85% of the declared dividend). Thus, the eligible U.S. holder will be deemed to have received a dividend of 100, subject to German withholding tax of 15.

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

Inheritance and Gift Tax

       Under German law, German gift or inheritance tax will be imposed only on transfers by a holder of shares or ADSs at death or by way of gift, if

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

U.S. TAXATION

       This section describes the material United States federal income tax consequences of owning our shares or ADSs. It applies to you only if you are a U.S. holder (as defined below) and you hold shares or ADSs as capital assets for U.S. federal income tax purposes. This section does not address all material U.S. federal income tax consequences of owning shares or ADSs. It does not address special classes of holders, some of which may be subject to other rules, including:

•	tax-exempt entities;

•	life insurance companies;

•	dealers in securities;

•	traders in securities that elect a mark-to-market method of accounting for securities holdings;

•	investors liable for alternative minimum tax;

•	partnerships, or other entities classified as partnerships, for U.S. federal income tax purposes;

•	investors that actually or constructively own 10% or more of our voting stock;

•	investors that hold shares or ADSs as part of a straddle or a hedging or conversion transaction; or

•	investors whose functional currency is not the U.S. dollar.

      This section is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed Treasury regulations, and published rulings and court decisions, as well as on the Treaty, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of JPMorgan Chase Bank, the depositary for the American Depositary Receipt (or ADR) program. Assuming that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms for United States federal income tax purposes, if you hold ADSs, you will generally be treated as the owner of the shares represented by those ADSs. Exchanges of shares for ADSs, and ADSs for shares, generally will not be subject to United States federal income tax.

      The United States Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain noncorporate U.S. holders. Accordingly, the analysis of the creditability of German taxes and the availability of the reduced tax rate for dividends received by certain noncorporate U.S. holders, each described below, could be affected by actions taken by parties to whom ADSs are pre-released.

      You are a “U.S. holder” if you are a beneficial owner of shares or ADSs and you are, for United States federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or

•	an estate or trust, the income of which is subject to United States federal income taxation regardless of its source.

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

      This discussion assumes that Siemens is not, and will not become, a passive foreign investment company as discussed below.

Taxation of Dividends

       You must include in your gross income the gross amount, including any German withholding tax, of any dividend paid by us out of our current or accumulated earnings and profits, as these amounts are determined for United States federal income tax purposes. Subject to applicable limitations, dividends paid to non-Corporate U.S. holders in taxable years beginning before January 1, 2009 will be taxable at a maximum rate of 15%. Noncorporate U.S. holders should consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to be taxed at this favorable rate. See the description under “German Taxation—Special Tax Rules for U.S. Shareholders” for examples of how you compute the amount of gross dividends received. The dividend is ordinary income that you must include in income when you, in the case of shares, or JPMorgan Chase Bank, in the case of ADSs, receive the dividend, actually or constructively. Dividends constitute income from sources outside the United States. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income will be the U.S. dollar value of the euro payments made, determined at the spot euro/ U.S. dollar rate on the date the dividend distribution is includable in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.

      Subject to certain limitations, the German tax withheld in accordance with German law or the Treaty and paid over to Germany will be creditable against your United States federal income tax liability. To the extent a refund of the tax withheld is available to you under German law or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against your United States income tax liability. See the description under “German Taxation—Refund Procedure for U.S. Shareholders,” above for the procedures for obtaining a tax refund. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. The rules governing foreign tax credits are complex. Therefore, you should consult your own tax advisor regarding the availability of foreign tax credits in your particular circumstances.

Taxation of Capital Gains

       If you sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your shares or ADSs. Capital gains will be long-term for shares or ADSs held for more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Passive Foreign Investment Company Rules

       We believe that we were not a “passive foreign investment company” (PFIC) for United States federal income tax purposes for our 2003 taxable year. However, since PFIC status depends upon the composition of our income and assets and the market value of our assets (including, among others, less than 25% owned equity investments) from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which you held an ADS or a share, certain adverse U.S. federal income tax consequences could apply.

Information Reporting and Backup Withholding

       Payment of dividends and sales proceeds that are made within the United States or through certain U.S. related financial intermediaries generally are subject to information reporting and to backup withholding unless (i) you are a corporation or other exempt recipient or (ii) in the case of backup withholding, you provide a correct taxpayer identification number and certify that you are not subject to backup withholding. The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

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

ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

       Prudent financial market risk management is a key priority for Siemens. Our international operations, financing activities and investments expose us to financial market risks from changes in foreign currency exchange rates, interest rates and equity prices from our available for sale securities in the ordinary course of business. Our objective for managing such risks is to capitalize on the opportunities available in the global market for our products and services while proactively managing the associated financial market risk. We seek to manage and control these risks primarily through our regular operating and financing activities, but when we deem it appropriate, to use derivative instruments.

      Siemens has no material commodity price risk resulting from derivative instruments and the foreign exchange trading portfolio held by SFS is subject to tight limits and thus, as of September 30, 2004 was not material. In addition, SFS uses credit default swaps to protect against credit risks stemming from its receivable purchase business and are excluded from this market risk analysis, since risk categories like credit risk, liquidity risk and operational risk are not analyzed in this section. Any market sensitive instruments, including equity and interest bearing securities, that our pension plan hold are not included in this quantitative and qualitative disclosure. For additional information, see “Notes to Consolidated Financial Statements.”

      The managing of financial market risk is part of Siemens’ overall risk management system, which at the highest level involves our Managing Board and its oversight over all of our operations. Our Chief Financial Officer is a member of the Managing Board and has the specific responsibility for our financial market risk management. The Managing Board retains ultimate accountability but for practical business purposes delegates responsibilities to central functions and to the business Groups.

      Siemens uses the “sensitivity analysis” method to present our financial market risk. Sensitivity analysis is a widely used risk measurement tool that allows management to make judgments regarding the risk positioning of the company as a whole. Sensitivity analysis provides an approximate answer to the question of how much could be lost if certain specified parameters were to be met under a specific set of assumptions. The risk estimates provided here assume:

•	a 20% decrease in equity prices of all our investments in marketable securities;

•	a simultaneous, parallel foreign exchange rates shift in which the euro appreciates against all currencies by 10%; and

•	a parallel shift of 100 basis points of the interest rate yield curves in all currencies.

      These potential economic impacts are based on the occurrence of adverse market conditions and reflect estimated changes resulting from our sensitivity analysis. Actual results that are included in our statement of income may differ materially from these estimates due to actual developments in the global financial market.

FINANCIAL MARKET RISK MANAGEMENT

EQUITY PRICE RISK

      We have direct and indirect investments in publicly traded companies, which are held for purposes other than trading. The market value of these investments as of September 30, 2004 was €2.221 billion, with our 18.2% interest in Infineon, our 12.5% interest in Epcos and our 9.7% interest in Juniper Networks representing a large share. An adverse move in equity prices of 20% would reduce the value of these investments by negative €444 million. This decrease from negative €824 million as of September 30, 2003 is primarily due to a reduction of our interest in Infineon.

FOREIGN CURRENCY EXCHANGE RATE RISK

Transaction Risk and Currency Management

      As a company doing business around the world, Siemens is exposed to foreign currency cash-flows from the sale of products and services which may not be denominated in the functional currency of the respective Siemens unit. The operative foreign currency exposure arising from our operating units is partly offset through our production facilities abroad, as well as through procurement activities conducted in foreign currencies. In addition a financial foreign currency exposure arises from investments and financing activities of Siemens as a whole in foreign currencies.

      We define generally foreign currency exposure as balance sheet items, firm commitments and foreign currency denominated cash in-flows and cash out-flows from anticipated transactions for the next three months. This foreign currency exposure is determined based on the respective functional currencies of the exposed Siemens’ entity. Operating units are prohibited from borrowing or investing in foreign currencies on a speculative basis. Intercompany financing or investments of operating units are preferably done in their functional currency or on a hedged basis.

      The following table shows the break-down by currency of the underlying net foreign exchange transaction exposure as of September 30, 2004 (in some of the currencies, especially in the U.S. dollar, Siemens has both substantial sales, as well as costs, which have been netted in the table):

	USD	GBP	CHF	Other

Net foreign exchange transaction exposure as a percentage of the total	73%	17%	2%	8%

      Our group-wide guidelines require each entity to monitor their foreign currency transaction exposure. Based on a guideline developed by our Corporate Finance department, the entities are required to hedge operative foreign currency transaction exposure of at least 75% of the total net currency position. The values presented in the foreign currency exchange risk disclosure made in this document are the unhedged positions multiplied by an assumed 10% appreciation of the euro against all currencies. In determining our foreign exchange rate sensitivity, we aggregate the net foreign exchange rate exposure of the Operations and Financing and Real Estate Groups and Corporate Treasury. At September 30, 2004, a parallel 10% negative alteration of all foreign currencies would have resulted in a decline in euro value of €61 million in future cash flows whereas such 10% alteration at September 30, 2003 would have resulted in a decline in euro value of €8 million in future cash flows. Such decline in euro values of future cash flows might reduce the unhedged portion of revenues but would decrease the unhedged portion of cost of materials. Because our foreign currency inflows exceed our outflows, an appreciation of the euro against foreign currencies, particularly the U.S. dollar would have a negative financial impact to the extent that future sales are not already hedged. Future changes in the foreign exchange rates can impact sales prices and may lead to margin impacts, the extent of which is determined by the matching of foreign currency revenues and expenses.

Effects of Currency Translation

      Many of our subsidiaries are located outside the euro zone. Since our financial reporting currency is the euro, we translate the income statements of these subsidiaries into euros so that we can include their financial results in our Consolidated Financial Statements. To address the effects of foreign exchange translation risk in our risk management, our working assumption is that investments in our foreign-based operations are permanent and that reinvestment is continual. Whenever a divestment of a particular asset or entity is made, we incorporate the value of this transaction risk into our sensitivity analyses. Effects from currency fluctuations on the translation of net asset amounts into euro are reflected in the Siemens consolidated equity position.

INTEREST RATE EXPOSURE

      Our interest rate exposure results mainly from debt obligations and interest bearing investments. We measure interest rate risk using either a fair value sensitivity or a cash flow sensitivity depending on whether the instrument has a fixed or variable interest rate. We use the fair value sensitivity calculation for fixed interest instruments to show the change in the fair value (defined as net present value) caused by a hypothetical 100-basis point shift in the yield curve. The first step in this calculation is to use the yield curve to discount the gross cash flows, meaning the net present value of future interest and principal payments of financial instruments with fixed interest rates. A second calculation discounts the gross cash flows using a 100-basis point shift of the yield curve. In all cases, we use the generally accepted and published yield curves on the relevant balance sheet date. The cash flow sensitivity shows the change in future cash flows of financial instruments with a variable interest rate also assuming a 100-basis point shift of the yield curves. The total fair value sensitivity, as well as the total cash flow sensitivity is generated by aggregating the sensitivities of the exposure denominated in various currencies. Depending if we have a long or short interest position in fixed or variable interest rates, interest rate risk can arise on increasing or decreasing market moves in the yield curve.

      Our fair value interest risk results primarily from our long-term fixed rate debt obligations and interest bearing investments. We seek to limit this risk through the use of derivative instruments which allow us to hedge fair value changes by swapping fixed rates of interest into variable rates of interest. Assuming a 100-basis point decrease in interest rates, this risk was €106 million at September 30, 2004, increasing from €22 million at September 30, 2003, assuming a 100 basis point increase. This change in position was primarily due to adjusting the maturity periods of liquidity invested from a short term basis to predominantly matching the intended maturity periods in our interest overlay management program.

      Our cash flow interest rate risk on our variable rate portfolio was €47 million at September 30, 2004 and €85 million at September 30, 2003 assuming a 100-basis point increase in interest rates. Such risk is largely related to variable interest rates resulting from the aforementioned hedges of fixed rate debt obligations. Higher interest payments would result in a higher interest expense.

      In order to minimize our overall financial interest rate risk, Treasury performs corporate wide interest overlay management to match interest periods of our hedges with intended maturities of assets and liabilities.

ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

       Not applicable.

ITEM 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

       Not applicable.

ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

       Not applicable.

ITEM 15: CONTROLS AND PROCEDURES

       For its fiscal year 2004, Siemens performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed in the Form 20-F and filed with the U.S. Securities and Exchange Commission is recorded, processed, summarized and reported timely. The evaluation was performed with the participation of our key corporate senior management, senior management of each business Group, and under the supervision of our CEO, Heinrich v. Pierer, and our CFO, Heinz-Joachim Neubürger. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the foregoing, the Company’s management, including the CEO and CFO, concluded that Siemens’ disclosure controls and procedures were effective as of September 30, 2004.

      In addition, there have been no changes in the Company’s internal control over financial reporting that occurred during fiscal year 2004, which have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

ITEM 16A: AUDIT COMMITTEE FINANCIAL EXPERT

       Our Supervisory Board has determined that the Company’s Audit Committee currently includes three financial experts: Dr. Josef Ackermann, Dr. Karl-Hermann Baumann and Dr. Henning Schulte-Noelle.

ITEM 16B: CODE OF ETHICS

       The Company has adopted a code of ethics for financial matters that applies to the Chief Executive Officer, the Chief Financial Officer and the Head of its Financial Reporting and Controlling Department, as well as to all of the Company’s employees performing similar functions in and outside Germany and to all other senior financial personnel. The code of ethics for financial matters is available on the Company’s website at www.siemens.com/corporate_governance. The information on our website is not incorporated by reference into this annual report.

ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

       Fees related to professional services rendered by the Company’s principal accountant, KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft (KPMG), for the fiscal years 2004 and 2003 were as follows:

	Year ended
	September 30,

Type of Fees	2004	2003

	(€ in millions)
Audit Fees	41.9	38.9
Audit-Related Fees	5.9	5.3
Tax Fees	4.2	5.4
All Other Fees	0.9	1.2

Total	52.9	50.8

      In the above table, “audit fees” are the aggregate KPMG fees for professional services in connection with the audit of the Company’s consolidated annual financial statements, reviews of interim financial statements, as well as audits of statutory financial statements of Siemens AG and its subsidiaries. Also included in “audit fees” are amounts for attestation services in relation to regulatory filings and other compliance requirements. “Audit-related fees” are fees for accounting advice on actual or contemplated transactions, due diligence engagements related to acquisitions or divestments, attestation regarding compliance with certain agreements, employee benefit plan audits and other agreed-upon procedures. “Tax fees” are fees for tax advice on actual or contemplated transactions, tax compliance, expatriate employee tax services and transfer pricing studies.

AUDIT COMMITTEE PRE-APPROVAL POLICIES

       In accordance with German law, Siemens’ independent auditors are appointed at the Annual Shareholders’ Meeting based on a recommendation of our Supervisory Board. The Audit Committee of the Supervisory Board prepares the board’s recommendation on the selection of the independent auditors. Subsequent to the auditors’ appointment, the Audit Committee awards the contract and in its sole authority approves the terms and scope of the audit and all audit engagement fees, as well as monitors the auditors’ independence. On January 22, 2004, at the Annual Shareholders’ Meeting KPMG was appointed to serve as the Company’s independent auditors for the 2004 fiscal year.

      In order to assure the integrity of independent audits, Siemens’ Audit Committee established a policy to approve all audit and permissible non-audit services provided by our independent auditors prior to the auditors’ engagement. As part of this approval process, the Audit Committee adopted pre-approval policies and procedures pursuant to which the Audit Committee annually pre-approves certain types of services to be performed by Siemens’ independent auditors. Under the policies, the Company’s independent auditors are not allowed to perform any non-audit services which may impair the auditors’ independence under the rules of the U.S. Securities and Exchange Commission. Furthermore, the Audit Committee has limited the aggregate amount of non-audit fees incurred during a fiscal year to a maximum of 50% of all KPMG fees in the preceding financial year.

      In fiscal 2004, the Audit Committee pre-approved the performance by KPMG of the following audit and permitted non-audit services:

AUDIT SERVICES

•	Annual U.S. GAAP audit of Siemens’ Consolidated Financial Statements

•	Quarterly review of Siemens’ interim financial statements

•	Statutory audits of financial statements of Siemens AG and of its subsidiaries under the rules of their respective countries

•	Attestation of internal controls as part of the external audit

•	Attestation of regulatory filing and other compliance requirements, including regulatory advice, such as carve out reports and comfort letters

AUDIT-RELATED SERVICES

•	Accounting advice relating to actual transactions or events

•	Due diligence relating to carve outs, including consultation in accounting matters and post closing audits

•	Due diligence relating to contemplated acquisitions

•	Accounting advice relating to contemplated transactions or events

•	Attestation of compliance with provisions or calculations required by agreements

•	Employee benefit plan audits

•	Agreed-upon procedures engagements

TAX SERVICES

•	Tax advice relating to actual transactions or events, including tax compliance

•	Tax advice relating to contemplated transactions or events

•	Expatriate employee tax services

•	Transfer pricing studies

ALL OTHER SERVICES

•	Forensic services

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

PART III

ITEM 18:      FINANCIAL STATEMENTS

Siemens AG

INDEPENDENT AUDITORS’ REPORT

The Supervisory Board of

Siemens AG:

      We have audited the accompanying consolidated balance sheets of Siemens AG and subsidiaries as of September 30, 2004 and 2003, and the related consolidated statements of income, cash flow and changes in shareholders’ equity for each of the years in the three-year period ended September 30, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Siemens AG and subsidiaries as of September 30, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2004 in conformity with accounting principles generally accepted in the United States of America.

      As discussed in Note 2 to the consolidated financial statements, Siemens AG adopted Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations” effective October 1, 2002.

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Munich, Germany

November 17, 2004

SIEMENS AG

CONSOLIDATED STATEMENTS OF INCOME

For the fiscal years ended September 30, 2004, 2003 and 2002
(in millions of €, per share amounts in €)

					Eliminations,
					reclassifications and						Financing and
		Siemens worldwide			Corporate Treasury(2)			Operations			Real Estate

	Note	2004	2003	2002	2004	2003	2002	2004	2003	2002	2004	2003	2002

Net sales		75,167	74,233	84,016	(1,539)	(1,623)	(1,297)	74,573	73,744	83,127	2,133	2,112	2,186
Cost of sales		(53,522)	(53,350)	(60,810)	1,539	1,625	1,222	(53,320)	(53,298)	(60,322)	(1,741)	(1,677)	(1,710)

Gross profit on sales		21,645	20,883	23,206	—	2	(75)	21,253	20,446	22,805	392	435	476
Research and development expenses		(5,063)	(5,067)	(5,819)	—	—	(169)	(5,063)	(5,067)	(5,650)	—	—	—
Marketing, selling and general administrative expenses		(13,567)	(13,534)	(15,455)	(1)	—	(90)	(13,284)	(13,243)	(15,083)	(282)	(291)	(282)
Other operating income (expense), net (therein gain on issuance of subsidiary and associated company stock €—, €3 and €37, respectively)	3,4	(156)	642	1,321	(76)	(77)	844	(176)	555	326	96	164	151
Income (loss) from investments in other companies, net	5	1,031	142	(114)	—	—	(16)	972	66	(142)	59	76	44
Income (expense) from financial assets and marketable securities, net	6	70	61	18	24	135	(81)	71	(69)	124	(25)	(5)	(25)
Interest income (expense) of Operations, net	7	18	31	94	—	—	—	18	31	94	—	—	—
Other interest income (expense), net	7	254	214	224	277	206	239	(141)	(88)	(96)	118	96	81
Gains on sales and dispositions of significant business interests		—	—	—	—	—	(936)	—	—	936	—	—	—

Income (loss) before income taxes		4,232	3,372	3,475	224	266	(284)	3,650	2,631	3,314	358	475	445
Income taxes(1)	8	(661)	(867)	(849)	(35)	(68)	69	(570)	(677)	(809)	(56)	(122)	(109)
Minority interest		(166)	(96)	(29)	—	—	2	(166)	(96)	(31)	—	—	—

Income (loss) before cumulative effect of change in accounting principle		3,405	2,409	2,597	189	198	(213)	2,914	1,858	2,474	302	353	336
Cumulative effect of change in accounting principle, net of income taxes		—	36	—	—	—	—	—	39	—	—	(3)	—

Net income (loss)		3,405	2,445	2,597	189	198	(213)	2,914	1,897	2,474	302	350	336

Basic earnings per share	30
Income before cumulative effect of change in accounting principle		3.82	2.71	2.92
Cumulative effect of change in accounting principle, net of income taxes		—	0.04	—

Net income		3.82	2.75	2.92

Diluted earnings per share	30
Income before cumulative effect of change in accounting principle		3.66	2.71	2.92
Cumulative effect of change in accounting principle, net of income taxes		—	0.04	—

Net income		3.66	2.75	2.92

(1)	The income taxes of Eliminations, reclassifications and Corporate Treasury, Operations, and Financing and Real Estate are based on the consolidated effective corporate tax rate applied to income before income taxes.

(2)	As of December 5, 2001, Siemens deconsolidated Infineon. The results of operations from Infineon for the first two months of the fiscal year 2002 are included in Eliminations, reclassifications and Corporate Treasury. As of December 5, 2001, the share in earnings (loss) from Infineon is included in Income (loss) from investments in other companies, net in Operations.

The accompanying notes are an integral part of these consolidated financial statements.

SIEMENS AG

CONSOLIDATED BALANCE SHEETS

As of September 30, 2004 and 2003
(in millions of €)

				Eliminations,
				reclassifications
		Siemens		and Corporate				Financing and
		worldwide		Treasury		Operations		Real Estate

	Note	9/30/04	9/30/03	9/30/04	9/30/03	9/30/04	9/30/03	9/30/04	9/30/03

ASSETS
Current assets
Cash and cash equivalents		12,190	12,149	11,251	11,345	908	725	31	79
Marketable securities	9	1,386	650	8	101	1,361	529	17	20
Accounts receivable, net	10	15,470	14,511	(8)	(9)	11,275	10,894	4,203	3,626
Intracompany receivables		—	—	(12,257)	(10,777)	12,251	10,742	6	35
Inventories, net	11	11,358	10,366	(2)	(4)	11,295	10,284	65	86
Deferred income taxes	8	1,144	1,063	61	77	1,018	909	65	77
Other current assets	12	4,398	4,750	710	736	2,793	3,143	895	871

Total current assets		45,946	43,489	(237)	1,469	40,901	37,226	5,282	4,794

Long-term investments	13	4,122	5,992	—	19	3,790	5,636	332	337
Goodwill	14	6,476	6,501	—	—	6,394	6,421	82	80
Other intangible assets, net	15	2,514	2,358	—	—	2,501	2,338	13	20
Property, plant and equipment, net	16	10,683	10,756	1	1	7,242	7,114	3,440	3,641
Deferred income taxes	8	4,811	4,359	1,133	1,127	3,598	3,165	80	67
Other assets	17	4,966	4,150	44	131	2,217	1,371	2,705	2,648
Other intracompany receivables		—	—	(1,284)	(1,204)	1,284	1,204	—	—

Total assets		79,518	77,605	(343)	1,543	67,927	64,475	11,934	11,587

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt and current maturities of long-term debt	20	1,434	1,745	850	977	451	646	133	122
Accounts payable		9,326	8,404	(3)	4	9,109	8,216	220	184
Intracompany liabilities		—	—	(7,449)	(7,426)	1,703	1,771	5,746	5,655
Accrued liabilities	18	9,240	8,884	6	6	9,055	8,748	179	130
Deferred income taxes	8	1,522	870	(282)	(271)	1,528	877	276	264
Other current liabilities	19	11,850	12,125	452	284	11,173	11,578	225	263

Total current liabilities		33,372	32,028	(6,426)	(6,426)	33,019	31,836	6,779	6,618

Long-term debt	20	9,785	11,433	8,538	10,176	750	748	497	509
Pension plans and similar commitments	21	4,392	5,843	—	—	4,392	5,813	—	30
Deferred income taxes	8	569	534	184	182	274	250	111	102
Other accruals and provisions	22	4,016	3,418	25	21	3,586	3,101	405	296
Other intracompany liabilities		—	—	(2,664)	(2,410)	457	378	2,207	2,032

		52,134	53,256	(343)	1,543	42,478	42,126	9,999	9,587

Minority interests		529	634	—	—	529	634	—	—
Shareholders’ equity	23
Common stock, no par value
Authorized: 1,113,285,711 and 1,129,742,969 shares, respectively
Issued: 891,075,711 and 890,866,301 shares, respectively		2,673	2,673
Additional paid-in capital		5,121	5,073
Retained earnings		25,447	23,020
Accumulated other comprehensive income (loss)		(6,386)	(7,051)
Treasury stock, at cost 250 and 1,184 shares, respectively		—	—

Total shareholders’ equity		26,855	23,715	—	—	24,920	21,715	1,935	2,000

Total liabilities and shareholders’ equity		79,518	77,605	(343)	1,543	67,927	64,475	11,934	11,587

The accompanying notes are an integral part of these consolidated financial statements.

SIEMENS AG

CONSOLIDATED STATEMENTS OF CASH FLOW

For the fiscal years ended September 30, 2004, 2003 and 2002
(in millions of €)

				Eliminations,
				reclassifications and						Financing and
	Siemens worldwide			Corporate Treasury			Operations			Real Estate

	2004	2003	2002	2004	2003	2002	2004	2003	2002	2004	2003	2002

Cash flows from operating activities
Net income (loss)	3,405	2,445	2,597	189	198	(213)	2,914	1,897	2,474	302	350	336
Adjustments to reconcile net income to cash provided
Minority interest	166	96	29	—	—	(2)	166	96	31	—	—	—
Amortization, depreciation and impairments	3,344	3,334	4,126	—	—	209	2,951	2,894	3,440	393	440	477
Deferred taxes	(309)	262	(191)	(16)	20	(185)	(267)	206	18	(26)	36	(24)
Gains on sales and disposals of businesses and property, plant and equipment, net, and gain from issuance of subsidiary and associated company stock	(246)	(232)	(1,610)	—	—	(936)	(222)	(145)	(588)	(24)	(87)	(86)
Losses (gains) on sales of investments, net	(612)	2	(177)	—	—	7	(612)	2	(172)	—	—	(12)
Gains on sales and dispositions of significant business interests	—	—	—	—	—	936	—	—	(936)	—	—	—
Losses (gains) on sales and impairments of marketable securities, net	(47)	23	4	(12)	9	(2)	(33)	13	3	(2)	1	3
Loss (income) from equity investees, net of dividends received	(287)	10	298	—	—	17	(293)	70	322	6	(60)	(41)
Change in current assets and liabilities
(Increase) decrease in inventories, net	(941)	8	1,349	—	—	86	(962)	14	1,234	21	(6)	29
(Increase) decrease in accounts receivable, net	(866)	623	1,763	(658)	(527)	844	(208)	1,141	871	—	9	48
Increase (decrease) in outstanding balance of receivables sold	133	(291)	(503)	65	(21)	(607)	68	(270)	104	—	—	—
(Increase) decrease in other current assets	661	1,416	1,213	566	835	459	(183)	561	833	278	20	(79)
Increase (decrease) in accounts payable	857	(396)	(899)	(6)	3	(254)	827	(396)	(595)	36	(3)	(50)
Increase (decrease) in accrued liabilities	302	(621)	(575)	—	—	30	210	(571)	(577)	92	(50)	(28)
Increase (decrease) in other current liabilities	(323)	(668)	(1,025)	(330)	466	(99)	50	(961)	(851)	(43)	(173)	(75)
Supplemental contributions to pension trusts	(1,255)	(1,192)	(1,782)	—	—	—	(1,255)	(1,192)	(1,782)	—	—	—
Change in other assets and liabilities	1,098	893	947	156	137	439	857	764	448	85	(8)	60

Net cash provided by (used in) operating activities	5,080	5,712	5,564	(46)	1,120	729	4,008	4,123	4,277	1,118	469	558
Cash flows from investing activities
Additions to intangible assets and property, plant and equipment	(2,764)	(2,852)	(3,894)	—	—	(149)	(2,328)	(2,468)	(3,149)	(436)	(384)	(596)
Acquisitions, net of cash acquired	(1,477)	(1,055)	(3,787)	—	—	—	(1,472)	(1,055)	(3,787)	(5)	—	—
Purchases of investments	(374)	(736)	(332)	—	—	(65)	(367)	(714)	(263)	(7)	(22)	(4)
Purchases of marketable securities	(106)	(221)	(338)	(20)	(92)	(306)	(86)	(127)	(27)	—	(2)	(5)
(Increase) decrease in receivables from financing activities	(247)	(94)	(172)	569	276	(864)	—	—	—	(816)	(370)	692
Increase (decrease) in outstanding balance of receivables sold by SFS	—	—	—	(65)	21	607	—	—	—	65	(21)	(607)
Proceeds from sales of long-term investments, intangibles and property, plant and equipment	2,639	839	1,218	19	—	—	2,357	556	801	263	283	417
Proceeds from sales and dispositions of businesses	325	119	6,097	—	—	—	306	119	6,097	19	—	—
Proceeds from sales of marketable securities	186	61	398	104	26	317	67	34	78	15	1	3

Net cash provided by (used in) investing activities	(1,818)	(3,939)	(810)	607	231	(460)	(1,523)	(3,655)	(250)	(902)	(515)	(100)
Cash flows from financing activities
Proceeds from issuance of common stock	4	—	156	—	—	—	4	—	156	—	—	—
Purchase of common stock of Company	—	—	(152)	—	—	—	—	—	(152)	—	—	—
Proceeds from issuance of treasury shares	—	4	81	—	—	—	—	4	81	—	—	—
Proceeds from issuance of debt	—	2,702	384	—	2,702	384	—	—	—	—	—	—
Repayment of debt	(1,564)	(1,742)	(847)	(1,270)	(1,700)	(809)	(266)	(12)	(15)	(28)	(30)	(23)
Change in short-term debt	(469)	(445)	512	(414)	(106)	843	(170)	(323)	(481)	115	(16)	150
Change in restricted cash	—	—	(2)	—	—	(2)	—	—	—	—	—	—
Dividends paid	(978)	(896)	(888)	—	—	—	(978)	(896)	(888)	—	—	—
Dividends paid to minority shareholders	(101)	(110)	(103)	—	—	—	(101)	(110)	(103)	—	—	—
Intracompany financing	—	—	—	1,115	(907)	3,178	(765)	787	(2,615)	(350)	120	(563)

Net cash provided by (used in) financing activities	(3,108)	(487)	(859)	(569)	(11)	3,594	(2,276)	(550)	(4,017)	(263)	74	(436)
Effect of deconsolidation of Infineon on cash and cash equivalents	—	—	(383)	—	—	(383)	—	—	—	—	—	—
Effect of exchange rates on cash and cash equivalents	(113)	(333)	(118)	(86)	(264)	(71)	(26)	(66)	(44)	(1)	(3)	(3)
Net increase (decrease) in cash and cash equivalents	41	953	3,394	(94)	1,076	3,409	183	(148)	(34)	(48)	25	19
Cash and cash equivalents at beginning of period	12,149	11,196	7,802	11,345	10,269	6,860	725	873	907	79	54	35

Cash and cash equivalents at end of period	12,190	12,149	11,196	11,251	11,345	10,269	908	725	873	31	79	54

Supplemental disclosure of cash paid for:
Interest	385	545	794
Income taxes	746	795	389

The accompanying notes are an integral part of these consolidated financial statements.

SIEMENS AG

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the fiscal years ended September 30, 2004, 2003 and 2002
(in millions of €)

				Accumulated other
				comprehensive income (loss)

		Additional		Cumulative	Available-		Minimum	Treasury
	Common	paid-in	Retained	translation	for-sale	Derivative	pension	shares
	stock	capital	earnings	adjustment	securities	instruments	liability	at cost	Total

Balance at October 1, 2001	2,665	4,901	19,762	401	54	23	(3,994)	—	23,812

Net income	—	—	2,597	—	—	—	—	—	2,597
Change in currency translation adjustment	—	—	—	(533)	—	—	—	—	(533)
Change in unrealized gains and losses	—	—	—	—	(239)	36	(1,418)	—	(1,621)

Total comprehensive income	—	—	2,597	(533)	(239)	36	(1,418)	—	443
Dividends paid	—	—	(888)	—	—	—	—	—	(888)
Issuance of common stock and stock-based compensation	6	152	—	—	—	—	—	—	158
Purchase of common stock	—	—	—	—	—	—	—	(167)	(167)
Re-issuance of treasury stock	—	—	—	—	—	—	—	163	163
Balance at September 30, 2002	2,671	5,053	21,471	(132)	(185)	59	(5,412)	(4)	23,521

Net income	—	—	2,445	—	—	—	—	—	2,445
Change in currency translation adjustment	—	—	—	(695)	—	—	—	—	(695)
Change in unrealized gains and losses	—	—	—	—	268	24	(978)	—	(686)

Total comprehensive income	—	—	2,445	(695)	268	24	(978)	—	1,064
Dividends paid	—	—	(896)	—	—	—	—	—	(896)
Issuance of common stock and stock-based compensation	2	20	—	—	—	—	—	—	22
Purchase of common stock	—	—	—	—	—	—	—	(127)	(127)
Re-issuance of treasury stock	—	—	—	—	—	—		131	131

Balance at September 30, 2003	2,673	5,073	23,020	(827)	83	83	(6,390)	—	23,715

Net income	—	—	3,405	—	—	—	—	—	3,405
Change in currency translation adjustment	—	—	—	(249)	—	—	—	—	(249)
Change in unrealized gains and losses	—	—	—	—	77	(28)	865	—	914

Total comprehensive income	—	—	3,405	(249)	77	(28)	865	—	4,070
Dividends paid	—	—	(978)	—	—	—	—	—	(978)
Issuance of common stock and stock-based compensation	—	50	—	—	—	—	—	—	50
Purchase of common stock	—	—	—	—	—	—	—	(106)	(106)
Re-issuance of treasury stock	—	(2)	—	—	—	—	—	106	104

Balance at September 30, 2004	2,673	5,121	25,447	(1,076)	160	55	(5,525)	—	26,855

The accompanying notes are an integral part of these consolidated financial statements.

SIEMENS AG

SEGMENT INFORMATION

As of and for the fiscal years ended September 30, 2004, 2003 and 2002
(in millions of €)

	New orders (unaudited)			External sales			Intersegment sales			Total sales

	2004	2003	2002	2004	2003	2002	2004	2003	2002	2004	2003	2002

Operations Groups
Information and Communication Networks (ICN)	7,011	7,070	8,697	6,323	6,592	9,169	671	530	478	6,994	7,122	9,647
Information and Communication Mobile (ICM)	11,459	9,960	11,538	10,881	9,811	10,910	161	153	135	11,042	9,964	11,045
Siemens Business Services (SBS)	6,293	5,226	6,256	3,598	3,964	4,212	1,118	1,241	1,561	4,716	5,205	5,773
Automation and Drives (A&D)	8,980	8,476	8,728	7,569	7,159	7,430	1,260	1,216	1,205	8,829	8,375	8,635
Industrial Solutions and Services (I&S)	4,356	3,955	4,120	3,147	2,907	3,378	1,143	1,105	1,102	4,290	4,012	4,480
Logistics and Assembly Systems (L&A)	2,687	2,599	2,810	2,173	2,444	2,894	165	156	101	2,338	2,600	2,995
Siemens Building Technologies (SBT)	4,358	4,775	5,601	4,174	4,706	5,291	73	284	328	4,247	4,990	5,619
Power Generation (PG)	9,243	7,302	10,586	7,505	6,949	9,398	22	18	48	7,527	6,967	9,446
Power Transmission and Distribution (PTD)	3,863	3,586	4,429	3,292	3,188	3,928	319	211	271	3,611	3,399	4,199
Transportation Systems (TS)	4,321	4,674	5,247	4,284	4,668	4,349	26	29	18	4,310	4,697	4,367
Siemens VDO Automotive (SV)	9,029	8,375	8,515	8,987	8,365	8,491	14	10	24	9,001	8,375	8,515
Medical Solutions (Med)	8,123	7,835	8,425	6,969	7,345	7,604	103	77	19	7,072	7,422	7,623
Osram	4,240	4,172	4,363	4,143	4,113	4,308	97	59	55	4,240	4,172	4,363
Other Operations(5)	2,102	1,840	1,895	1,174	1,129	1,238	976	728	785	2,150	1,857	2,023

Total Operations Groups	86,065	79,845	91,210	74,219	73,340	82,600	6,148	5,817	6,130	80,367	79,157	88,730
Reconciliation to financial statements
Corporate items, pensions and eliminations	(7,381)	(6,916)	(7,688)	208	192	244	(6,002)	(5,605)	(5,847)	(5,794)	(5,413)	(5,603)
Other interest expense	—	—	—	—	—	—	—	—	—	—	—	—
Gains on sales and dispositions of significant business interests	—	—	—	—	—	—	—	—	—	—	—	—
Other assets related reconciling items	—	—	—	—	—	—	—	—	—	—	—	—

Total Operations (for columns Group profit/ Net capital employed, i.e. Income before income taxes/ Total assets)	78,684	72,929	83,522	74,427	73,532	82,844	146	212	283	74,573	73,744	83,127

Financing and Real Estate Groups
Siemens Financial Services (SFS)	562	532	582	453	433	436	109	99	146	562	532	582
Siemens Real Estate (SRE)	1,584	1,592	1,612	287	265	243	1,297	1,327	1,369	1,584	1,592	1,612
Eliminations	—	—	—	—	—	—	(13)	(12)	(8)	(13)	(12)	(8)

Total Financing and Real Estate	2,146	2,124	2,194	740	698	679	1,393	1,414	1,507	2,133	2,112	2,186

Eliminations, reclassifications and Corporate Treasury	—	3	498	—	3	493	(1,539)	(1,626)	(1,790)	(1,539)	(1,623)	(1,297)

Siemens worldwide	80,830	75,056	86,214	75,167	74,233	84,016	—	—	—	75,167	74,233	84,016

SIEMENS AG

SEGMENT INFORMATION—(Continued)

As of and for the fiscal years ended September 30, 2004, 2003 and 2002
(in millions of €)

																Amortization,
							Net cash from operating									depreciation and
	Group profit(1)			Net capital employed(2)			and investing activities						Capital spending(3)			impairments(4)

	2004	2003	2002	9/30/04	9/30/03	9/30/02	2004		2003		2002		2004	2003	2002	2004	2003	2002

Operations Groups
Information and Communication Networks (ICN)	222	(366)	(691)	1,261	722	1,100	(212)		106		711		278	219	415	255	447	850
Information and Communication Mobile (ICM)	347	180	96	873	1,367	1,973	847		692		594		299	347	453	325	326	368
Siemens Business Services (SBS)	40	13	101	632	294	264	(263)		(62)		173		428	193	222	213	255	282
Automation and Drives (A&D)	1,077	806	723	1,951	1,925	2,197	1,026		1,060		1,019		312	281	248	209	231	240
Industrial Solutions and Services (I&S)	95	(41)	(198)	1,003	167	315	(725)		54		(107)		892	45	60	47	52	56
Logistics and Assembly Systems (L&A)	2	(218)	45	537	877	975	(115)		(170)		(70)		31	42	71	36	55	62
Siemens Building Technologies (SBT)	108	101	195	1,359	1,447	1,778	195		375		295		75	82	133	127	144	155
Power Generation (PG)	961	1,171	1,582	1,997	1,712	(144)	687		(448)		662		214	1,120	300	181	163	184
Power Transmission and Distribution (PTD)	238	207	109	1,162	798	928	102		387		149		228	65	92	73	65	75
Transportation Systems (TS)	(434)	284	247	49	(252)	(741)	(495)		(217)		95		83	120	135	65	65	64
Siemens VDO Automotive (SV)	562	418	65	3,542	3,949	3,746	1,030		184		224		515	569	534	394	400	435
Medical Solutions (Med)	1,046	1,118	1,018	3,173	3,128	3,414	762		845		1,124		449	321	321	202	227	206
Osram	445	410	365	2,011	2,074	2,436	453		528		284		256	280	330	264	268	289
Other Operations(5)	289	212	99	1,672	1,515	535	311		(362)		89		79	520	50	73	64	51

Total Operations Groups	4,998	4,295	3,756	21,222	19,723	18,776	3,603		2,972		5,242		4,139	4,204	3,364	2,464	2,762	3,317
Reconciliation to financial statements
Corporate items, pensions and eliminations	(1,207)	(1,576)	(1,282)	(3,116)	(3,781)	(3,021)	(1,118	) (6)	(2,504	) (6)	(1,215	) (6)	28	33	3,835	487	132	123
Other interest expense	(141)	(88)	(96)	—	—	—	—		—		—		—	—	—	—	—	—
Gains on sales and dispositions of significant business interests	—	—	936	—	—	—	—		—		—		—	—	—	—	—	—
Other assets related reconciling items	—	—	—	49,821	48,533	51,944	—		—		—		—	—	—	—	—	—

Total Operations (for columns Group profit/ Net capital employed, i.e. Income before income taxes/ Total assets)	3,650	2,631	3,314	67,927	64,475	67,699	2,485		468		4,027		4,167	4,237	7,199	2,951	2,894	3,440

	Income before income taxes			Total assets

Financing and Real Estate Groups
Siemens Financial Services (SFS)	250	269	216	9,055	8,445	8,681	(159)		(312)		282		311	237	283	194	220	271
Siemens Real Estate (SRE)	108	206	229	3,455	3,607	4,090	457		351		309		137	169	317	199	220	206
Eliminations	—	—	—	(576)	(465)	(561)	(82	) (6)	(85	) (6)	(133	) (6)	—	—	—	—	—	—

Total Financing and Real Estate	358	475	445	11,934	11,587	12,210	216		(46)		458		448	406	600	393	440	477

Eliminations, reclassifications and Corporate Treasury	224	266	(284)	(343)	1,543	(1,970)	561	(6)	1,351	(6)	269	(6)	—	—	214	—	—	209

Siemens worldwide	4,232	3,372	3,475	79,518	77,605	77,939	3,262		1,773		4,754		4,615	4,643	8,013	3,344	3,334	4,126

(1)	Group profit of the Operations Groups is earnings before financing interest, certain pension costs and income taxes.

(2)	Net capital employed of the Operations Groups represents total assets less tax assets, certain accruals and non-interest bearing liabilities other than tax liabilities.

(3)	Intangible assets, property, plant and equipment, acquisitions, and investments.

(4)	Includes amortization and impairments of intangible assets, depreciation of property, plant and equipment, and write-downs of investments.

(5)	Other Operations primarily refer to certain centrally-held equity investments and other operating activities not associated with a Group.

(6)	Includes (for Eliminations within Financing and Real Estate consists of) cash paid for income taxes according to the allocation of income taxes to Operations, Financing and Real Estate, and Eliminations, reclassifications and Corporate Treasury in the Consolidated Statements of Income.

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

Financial statement presentation

      The presentation of the Company’s worldwide financial data is accompanied by a component model presentation breaking down Siemens’ financial position, results of operations and cash flows into three components (see below). These components contain the Company’s reportable segments (also referred to as Groups).

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

      The Company’s presentation of Operations, Financing and Real Estate and Corporate Treasury reflects the management of these components as distinctly different business activities, with different goals and requirements. Management believes that this presentation provides a clearer understanding of the components of the Company’s financial position, results of operations and cash flows. The accounting principles applied to these components are generally the same as those used for Siemens worldwide. The Company has allocated shareholders’ equity to the Financing and Real Estate business based on a management approach which takes into consideration the inherent risk evident in the underlying assets. The remaining amount of total shareholders’ equity is shown under Operations. Income taxes are allocated to Eliminations, reclassifications and Corporate Treasury, Operations and Financing and Real Estate by applying the effective tax rate of Siemens worldwide to the income before income taxes of each respective component. Deferred income tax assets and liabilities are allocated to these components based on available component specific information and applicable proportions of such amounts to total assets and liabilities of Siemens worldwide. The financial data presented for the Operations and Financing and Real Estate components are not intended to purport the financial position, results of operations and cash flows as if they were separate entities under U.S. GAAP.

      The information disclosed in these Notes relates to Siemens worldwide unless otherwise stated.

2.   Summary of significant accounting policies

      Basis of consolidation—The Consolidated Financial Statements include the accounts of Siemens AG and subsidiaries which are directly or indirectly controlled. Additionally, the Company consolidates variable interest entities (VIE’s) for which it is deemed to be the primary beneficiary. Results of associated companies—companies in which Siemens has the ability to exercise significant influence over operating and financial policies

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

(generally through direct or indirect ownership of 20% to 50% of the voting rights)—are recorded in the Consolidated Financial Statements using the equity method of accounting.

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

      The exchange rates of the significant currencies of non-euro countries used in the preparation of the Consolidated Financial Statements were as follows:

		Year-end exchange rate		Annual average rate
		1 € quoted into currencies		1 € quoted into currencies specified
		specified below		below
		September 30,		Fiscal year

Currency	ISO Code	2004	2003	2004	2003	2002

Swiss francs	CHF	1.554	1.538	1.549	1.498	1.469
British pound	GBP	0.686	0.699	0.680	0.676	0.624
U.S. dollar	USD	1.233	1.169	1.215	1.085	0.922

      Revenue recognition—Revenue is recognized for product sales when title passes, the risks and rewards of ownership have been transferred to the customer, the fee is fixed or determinable, and collection of the related receivable is probable. If product sales are subject to customer acceptance, revenues are not recognized until customer acceptance occurs. Revenues from long-term construction-type projects are generally recognized under the percentage-of-completion method, based on the percentage of costs to date compared to the total estimated contract costs, contractual milestones or performance. Revenues from service transactions are recognized as services are performed. For long-term service contracts, revenues are recognized on a straight-line basis over the term of the contract or, if the performance pattern is other than straight-line, as the services are provided. Revenue from software arrangements is recognized at the time persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collectibility is probable. Revenue from maintenance, unspecified upgrades or enhancements and technical support is allocated using the residual value method and is recognized over the period such items are delivered. If an arrangement to deliver software requires significant production, modification, or customization of software, the entire arrangement is accounted for under the percentage-of-completion method. Operating lease income for equipment rentals is recognized on a straight-line basis over the lease term. Interest income from capital leases is recognized using the interest method.

      Sales of goods or services sometimes involves the provision of multiple elements. In these cases, the Company applies the guidance in Emerging Issues Task Force (EITF) 00-21 Revenue Arrangements with Multiple Deliverables to determine whether the contract or arrangement contains more than one unit of accounting. An arrangement is separated if (1) the delivered element(s) has value to the customer on a stand-alone basis, (2) there is objective and reliable evidence of the fair value of the undelivered element(s) and (3), if the arrangement includes a general right of return relative to the delivered element(s), delivery or performance of the undelivered element(s) is considered probable and substantially in the control of the Company. If all three criteria are fulfilled, the appropriate revenue recognition convention is then applied to each separate unit of accounting. The total arrangement consideration is allocated to the separate units of accounting based on each component’s objectively determined fair value, such as sales prices for the component when it is regularly sold on a stand-alone basis or third-party prices for similar components. If the three criteria are not met, revenue is deferred until such criteria are met or until the period(s) in which the last undelivered element is delivered. The amount allocable to the delivered elements is limited to the amount that is not contingent upon delivery of additional elements or meeting other specified performance conditions.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

      Product-related expenses and contract loss provisions—Provisions for estimated costs related to product warranties are recorded in cost of sales at the time the related sale is recognized, and are established on an individual basis, except for consumer products. The estimates reflect historic trends of warranty costs, as well as information regarding product failure experienced during construction, installation or testing of products. In the case of new products, expert opinions and industry data are also taken into consideration in estimating product warranty accruals. Research and development costs are expensed as incurred. Contract loss provisions are established in the period when the current estimate of total contract costs exceeds contract revenue.

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

      Marketable securities and investments—The Company’s marketable securities are accounted for at fair value if readily determinable. Securities are classified as either available-for-sale or trading securities. Management determines the appropriate classification of its investments in marketable securities at the time of purchase and reevaluates such determination at each balance sheet date. Marketable securities classified as available-for-sale are reported at fair value, with unrealized gains and losses included in Accumulated other comprehensive income (AOCI), net of applicable deferred taxes. Realized gains and losses for individual investments are accounted for using the average cost method. Investments for which there is no readily determinable market value are recorded at cost.

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

      Goodwill and Other intangible assets—Intangible assets consist of goodwill and patents, software, licenses and similar rights. Since October 1, 2001, the Company amortizes intangible assets with finite useful lives on a straight-line basis over their respective estimated useful lives to their estimated residual values. Estimated useful lives for software, patents, licenses and other similar rights generally range from three to five years, except for intangible assets with finite useful lives acquired in business combinations. Goodwill and intangible assets other than goodwill which are determined to have indefinite useful lives are not amortized, but instead tested for impairment at least annually. The Company evaluates the recoverability of goodwill using a two-step impairment test approach at the division level (reporting unit). In the first step, the fair value of the division is compared to its carrying amount including goodwill. In the case that the fair value of the division is less than its carrying amount, a second step is performed which compares the fair value of the division’s goodwill to the carrying amount of its goodwill. The fair value of goodwill is determined based upon the difference between the fair value of the division and the net of the fair values of all the assets and liabilities of the division (including any unrecognized intangible assets). If the fair value of goodwill is less than the carrying amount, the difference is recorded as an impairment. See Note 14 and 15 for further information.

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

      Impairment of long-lived assets—The Company reviews long-lived assets held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by the comparison of the carrying amount of the asset to the undiscounted future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Estimated fair value is generally based on either appraised value or measured by discounted estimated future cash flows. Long-lived assets to be disposed of by sale are recorded at the lower of carrying amount or fair value less costs to sell and depreciation is ceased (see below Accounting changes for information regarding the adoption of SFAS 144).

      Derivative instruments and hedging activities—In accordance with SFAS 133, Accounting for Derivative Instruments and Hedging Activities, as amended, derivative instruments, such as interest rate swap contracts and foreign-currency exchange contracts, are recognized in the financial statements and measured at fair value regardless of the purpose or intent for holding them. Changes in the fair value of derivative financial instruments are recognized periodically either in income or, in the case of a cash flow hedge, in shareholders’ equity (as a component of other comprehensive income). Certain derivative instruments embedded in host contracts are also accounted for separately as derivatives. See Note 25, Derivative instruments and hedging activities, for a description of the Company’s risk management strategies and the effect these strategies have on the Consolidated Financial Statements.

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

      Asset retirement obligations—On October 1, 2002, Siemens adopted SFAS 143, Accounting for Asset Retirement Obligations (see Accounting changes below). Legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development or normal use of the asset are recognized at fair value in the period in which the liability is incurred if a reasonable estimate of fair value can be made. Such estimates are generally determined based upon estimated future cash flows discounted using a credit-adjusted risk-free interest rate. The fair value of the liability is added to the carrying amount of the associated asset. The additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement.

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

      Accounting changes—As of October 1, 2003, the Company adopted the fair value recognition provisions of SFAS 123, Accounting for Stock-Based Compensation using the prospective method set forth in SFAS 148, Accounting for Stock-Based Compensation—Transition and Disclosure for all awards granted, modified or settled on or after October 1, 2003. Stock-based compensation cost is measured at the grant date at the fair value of the award based on the Black-Scholes option pricing model and is recognized as expense over the vesting period. Awards granted before October 1, 2003, continue to be accounted for under the intrinsic value based recognition and measurement provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. Under APB Opinion No. 25, compensation cost, if any, is measured based on the excess of the quoted market price at grant date over the amount an employee must pay to acquire the stock. The following table illustrates the effect on net income and earnings per share if the fair value based method of SFAS 123 had been applied to all awards:

	Year ended September 30,

	2004	2003	2002

Net income
As reported	3,405	2,445	2,597
Plus: Stock-based employee compensation expense included in reported net income, net of taxes	63	28	46
Less: Stock-based employee compensation expense determined under fair value based accounting method, net of taxes	(115)	(147)	(144)

Pro forma	3,353	2,326	2,499

Basic earnings per share
As reported	3.82	2.75	2.92
Pro forma	3.76	2.61	2.81
Diluted earnings per share
As reported	3.66	2.75	2.92
Pro forma	3.60	2.61	2.81

      See Note 27 for further information on stock-based compensation.

      In December 2003, the FASB issued SFAS 132 (revised 2003), Employers’ Disclosures about Pensions and Other Postretirement Plans (SFAS 132R), which amends the disclosure provisions of SFAS 132 and requires additional disclosures to those in the original SFAS 132 about the assets, obligations, cash flows, and net periodic benefit costs of defined benefit pension plans and other defined benefit postretirement plans. It does not change the measurement or recognition provisions of those plans. SFAS 132R is effective for fiscal years ending after December 15, 2003. The Company adopted SFAS 132R for the interim period ending December 31, 2003.

      On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) was signed into law in the U.S. The Act introduces a prescription drug benefit under Medicare (Medicare Part D), as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. In accordance with FASB Staff Position (FSP) FAS 106-1, management elected to defer any accounting for the effects of the Act on the plan in interim periods preceding the

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

fourth quarter. In May 2004, FSP FAS 106-2 was issued being effective for interim periods beginning after June 15, 2004. FSP FAS 106-2 supersedes FSP FAS 106-1 and provides authoritative guidance on accounting for the federal subsidy prescribed by the Act. Pursuant to FSP FAS 106-2 and the issuance of further guidance from the Center of Medicare and Medicaid on July 26, 2004, management has concluded that Siemens’ U.S. health care plans are at least actuarially equivalent to Medicare Part D. Following the prospective application method prescribed by FSP FAS 106-2, Siemens has remeasured Siemens’ U.S. postretirement obligation as of July 1, 2004. This remeasurement reduced Siemens’ Accumulated Postretirement Benefit Obligation (APBO) by €49 and increased the unrecognized gain component by the same amount. The impact of this remeasurement will be amortized over the average working life of Siemens’ U.S. employees eligible for postretirement benefits beginning October 1, 2004. The effect of the Act on the foreign net periodic benefit costs as of September 30, 2004 is not significant.

      In January 2003, the FASB issued FASB Interpretation (FIN) 46, Consolidation of Variable Interest Entities, which interprets Accounting Research Bulletin (ARB) 51, Consolidated Financial Statements. FIN 46 clarifies the application of ARB 51 with respect to the consolidation of certain entities (VIE’s) to which the usual condition for consolidation described in ARB 51 does not apply because the controlling financial interest in VIE’s may be achieved through arrangements that do not involve voting interests. In addition, FIN 46 requires the primary beneficiary of VIE’s and the holder of a significant variable interest in VIE’s to disclose certain information relating to their involvement with the VIE’s. The provisions of FIN 46 apply immediately to VIE’s created after January 31, 2003, and to VIE’s in which an enterprise obtains an interest after that date. On October 9, 2003, the FASB issued FASB Staff Position (FSP) FIN 46-6, Effective Date of FASB’s Interpretation No. 46, Consolidation of Variable Interest Entities, which deferred the effective date for initial application of FIN 46 for VIE’s created before February 1, 2003 to December 31, 2003. Following FSP FIN 46-6, the Company originally decided to adopt FIN 46 as of December 31, 2003 for those VIE’s created before February 1, 2003. In December 2003, the FASB issued a revised version of FIN 46, FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities (FIN 46R), which requires public companies that did not apply FIN 46 prior to the issuance of FIN 46R to apply FIN 46R (or FIN 46) to those VIE’s commonly referred to as special-purpose entities for periods ending after December 15, 2003, and to apply FIN 46R to all other VIE’s for periods ending after March 15, 2004. Differences between FIN 46R and FIN 46 include new scope exceptions, revised requirements on how to evaluate sufficiency of equity at risk, and quantification and allocation of an entity’s economic risks and rewards. Additionally, requirements on evaluating a controlling financial interest, reconsidering whether an entity is a VIE and whether to consolidate were clarified. The Company holds variable interests in various VIE’s, which are not significant either individually or in the aggregate. In accordance with the effective date provisions of FIN 46R, the Company applied FIN 46R as of March 31, 2004. The adoption of FIN 46R did not have a material impact on the Company’s Consolidated Financial Statements.

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

      In November 2002, the FASB issued FIN 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, which addresses the disclosure to be made by a guarantor in its interim and annual financial statements about its obligation under guarantees. FIN 45 also requires the guarantor to recognize a liability for the non-contingent component of the guarantee, that is, the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

measurement of this liability is the fair value of the guarantee at inception. The Company has adopted the disclosure requirements of FIN 45 (see Note 24 for information about guarantees and for information related to product warranties, see above Product-related expenses and contract loss provisions and Note 18) and has applied the recognition and measurement provisions for all guarantees entered into or modified after December 31, 2002.

      On October 1, 2002, Siemens adopted SFAS 143, Accounting for Asset Retirement Obligations, as described above (see Asset retirement obligations). As a result of adopting SFAS 143, income of €59 (€36 net of income taxes) has been recorded as a cumulative effect of a change in accounting principle, primarily in connection with the Company’s remediation and environmental accrual related to the decommissioning of the facilities for the production of uranium and mixed-oxide fuel elements in Hanau, Germany (Hanau facilities), as well as the facilities in Karlstein, Germany (Karlstein facilities). See Note 22 for further information.

      On October 1, 2002, the Company adopted SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which supersedes SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, and the accounting and reporting provisions of APB Opinion 30, Reporting the Results of Operations— Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business. This statement establishes a single accounting model based on SFAS 121 for long-lived assets to be disposed of by sale, including discontinued operations. Major changes include additional criteria for long-lived assets to qualify as “held for sale” and the requirement that long-lived assets to be disposed of other than by sale be classified as held and used until the disposal transaction occurs. SFAS 144 retains the current requirement to separately report discontinued operations but expands that reporting to include a component of an entity (rather than only a segment of a business) that either has been disposed of or is classified as held for sale. SFAS 144 requires long-lived assets to be disposed of by sale to be recorded at the lower of carrying amount or fair value less costs to sell and to cease depreciation. Siemens applied the provisions of SFAS 144 prospectively and the adoption of SFAS 144 did not have a material impact on the Company’s financial statements.

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

3.   Acquisitions and dispositions

Acquisitions

      During the years ended September 30, 2004, 2003 and 2002, the Company completed a number of acquisitions. These acquisitions have been accounted for under the purchase method and have been included in the Company’s Consolidated Financial Statements since the date of acquisition. None of these acquisitions are considered material, individually or in the aggregate.

      Effective in the fourth quarter of fiscal 2004, the Company acquired USFilter Corporation (USFilter), a group offering products and services in the municipal and industrial water and waste water treatment and supply market. The primary reason for the acquisition was to enter the water treatment and supply business in the North

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

American market. The business is integrated into I&S and was consolidated as of August 1, 2004. Preliminary acquisition costs amount to €822, net of cash acquired. The Company has not yet finalized the purchase price allocation for this acquisition. Based on the preliminary purchase price allocation, approximately €219 was allocated to intangible assets and €179 to goodwill. Goodwill is expected to be largely deductible for tax purposes.

      In fiscal 2004, the Company acquired three entities—Trench Electric Holdings BV, Netherlands, a power engineering company and designer of specialized electrical products; BBC Technology Holdings Ltd., UK, an IT services business for the media industry primarily serving BBC; and the Huntsville, Alabama, USA business group of an automotive electronics manufacturer. The combined preliminary purchase price of the three entities amounts to €359.

      In July 2003, Siemens completed the acquisition of the industrial turbine business of Alstom S.A., Paris (Alstom), which was structured in two transactions. In the first transaction in April 2003, PG acquired the small gas turbine business of Alstom. In the second transaction in July 2003, PG acquired the medium-sized gas and steam turbine businesses of Alstom. Both transactions resulted in an aggregate net purchase price of €942, net of cash acquired (thereof €510 for the first transaction and €432 for the second transaction). In April 2004 and July 2004, the Company finalized the purchase price allocation for the first and the second transaction, respectively. Based on the final purchase price allocation of both transactions, €345 was allocated to intangible assets subject to amortization and €476 was recorded as PG goodwill. Of the €345, €190 was allocated to intellectual property rights and €155 to customer relationships. Both the intellectual property rights and the customer relationships are amortized on a straight line basis over weighted-average useful lives of 18 years and 22 years, respectively.

      In January 2002, the Company completed its acquisition of Atecs through Vodafone AG’s exercise of its option to sell its 50% minus two shares stake in Atecs to Siemens for cash consideration of approximately €3.7 billion. The purchase price was paid on March 1, 2002.

      The Company made certain other acquisitions during the years ended September 30, 2004, 2003 and 2002, which did not have a significant effect on the Consolidated Financial Statements.

Dispositions

      In September 2004, SBS sold a 74.9% interest in its banking software company KORDOBA Gesellschaft für Bankensoftware mbH & Co. KG, Munich to Fidelity Information Systems, Inc. The transaction resulted in a preliminary pre-tax gain of €93 reported in Other operating income (expense), net. The remaining interest of 25.1% is accounted for using the equity method.

      In June 2003, Med contributed its Patient Care System and Electro Cardiography System businesses into a joint venture with Drägerwerk AG in exchange for a 35 percent interest in the joint venture Dräger Medical AG & Co. KGaA (Dräger Medical), headquartered in Luebeck, Germany. In connection with the contribution, Siemens realized a pretax gain of €63. The contribution agreement obligated Siemens to contribute to Dräger Medical the net proceeds from the sale of its Life Support Systems (LSS) business. By consenting to this sale, Siemens and Drägerwerk AG received approval for the joint venture transaction by antitrust authorities. In October 2003, Siemens completed the sale of its LSS business to Getinge AB, Sweden and realized a pre-tax gain of €105 in connection with the LSS sale. Net proceeds from the LSS sale totaled €176. As stipulated by the contribution agreement for the joint venture Dräger Medical, Siemens contributed to Dräger Medical these net proceeds less expected taxes on the sale. The Company’s investment in Dräger Medical is accounted for using the equity method.

      In September 2002, Siemens completed the sale of several business activities to Kohlberg Kravis Roberts & Co. L.P. (KKR). KKR took over units that had belonged to the former Atecs Mannesmann Group: Mannesmann Plastics Machinery, the gas spring producer Stabilus, Demag Cranes & Components and the harbor crane unit

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

Gottwald. As part of the package, Siemens also sold the metering business of its PTD Group, the Ceramics division of its PG Group, and Network Systems, a regional service business belonging to its ICN Group. The business activities were placed in a holding company, called Demag Holding s.a.r.l (Luxembourg). The gross purchase price totaled €1.69 billion. KKR holds an 81% and Siemens a 19% stake in the holding company. In addition to this 19% equity stake in the holding company, Siemens received a vendor note of €215 and another note receivable of €38. The purchaser assumed net debt of €372, and Siemens received net cash proceeds of approximately €1.0 billion. The transaction resulted in a pretax gain of €21. Siemens applies cost accounting for its 19% interest in Demag Holding. The governing structure of Demag Holding provides for KKR to have absolute control over virtually all operating, financial, and other management decisions, while Siemens ownership is proportionate to the investment and only passive in nature.

      On July 1, 2002, Siemens completed the sale of Unisphere Networks, Inc. (Unisphere) to Juniper Networks, Inc. (Juniper) in exchange for €376 cash and 35.8 million shares of Juniper stock. At closing, the value of the Juniper shares received was €208. The sale transaction resulted in a pre-tax gain of €421. Included in the gain calculation is €179, representing the carrying amount of Unisphere’s goodwill (see Note 14). As a result of the transaction, Siemens received 9.7% of Juniper’s common shares. The Juniper shares held by Siemens are subject to certain restriction provisions. Accordingly, Siemens may only sell 3 million of Juniper common shares during each of the first three quarters beginning 3 months subsequent to closing and afterwards 6 million Juniper common shares each quarter thereafter (see Note 13 for further information regarding the Company’s investment in Juniper shares).

      On December 5, 2001, Siemens entered into a transaction as described below under— Infineon-Transactions, the effect of which is that it no longer has majority voting interest in Infineon and from such date no longer included the assets and liabilities and results of operations of Infineon in its Consolidated Financial Statements but instead accounted for its interest in Infineon using the equity method until the second quarter of fiscal 2004. The Company relinquished its ability to exercise significant influence over the operating and financial policies of Infineon in the second quarter of fiscal 2004, and consequently ceased accounting for its interest in Infineon under the equity method and began accounting for its interest as an available-for-sale marketable security at fair market value.

      On November 20, 2001, the Company sold Mannesmann Sachs AG to ZF Friedrichshafen AG. The disposition resulted in net proceeds of €716 and no gain or loss was recorded as a result of the sale.

Infineon-Transactions

      As of December 5, 2001, Siemens deconsolidated Infineon Technologies AG (Infineon) and applied the equity method of accounting. Under the equity method of accounting, the Company’s net investment in Infineon is included within Long-term investments in the Consolidated Balance Sheets, and its share of the net income or losses of Infineon is included as part of Income (loss) from investments in other companies, net in the Consolidated Statements of Income. The deconsolidation followed a series of other transactions pursuant to which the Company reduced its total ownership interest and its voting interest in Infineon from approximately 50.4% and 64.0%, respectively, at the beginning of fiscal 2002 to 18.2% and —% , respectively, at September 30, 2004.

      During the first quarter of fiscal 2002, the Company sold 23.1 million shares of Infineon in open market transactions resulting in net proceeds of €556 and reducing its ownership interest to its December 31, 2001 level of 47.1%. As a result of these sales Siemens realized a tax-free gain of €332.

      On December 5, 2001, the Company transferred 200 million Infineon shares or approximately 28.9% of Infineon’s share capital to an irrevocable, non-voting trust under a trust agreement. In January 2004, 63,707,637 Infineon-shares of the non-voting trust were sold to third parties (see below). The trustee is not related to the

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

Company or any of its affiliates. Under the terms of the trust agreement, the trustee has legal title to the shares held in trust and the Company has irrevocably relinquished all voting rights in the shares. However, the trustee is not permitted to vote any Infineon shares it holds in trust under the agreement. The Company continues to be entitled to all the benefits of economic ownership of the shares held in trust, including the right to receive cash dividends and other cash distributions, which the trustee has agreed to pay to the Company promptly upon receipt. The trustee is not entitled to sell or encumber the shares held in trust except at the Company’s direction, but the Company has agreed not to direct the sale of any such shares to itself, any affiliate, any vehicle established by the Company or any of its affiliates, or to Infineon. The trustee has agreed to pay to the Company any proceeds resulting from a permitted sale. Under the arrangement, the trustee holds the shares in trust for the benefit of the beneficiaries under the trust agreement, which include the Company as trustor and third party shareholders of Infineon. The trust agreement will terminate only when the Company and its affiliates, on a consolidated basis, have held, directly or indirectly, less than 50% of the voting share capital of Infineon, including the shares held in trust by the trustee, for a period of two consecutive years. We have notified the trustee that the trust will terminate in accordance with the terms of the trust agreement on November 28, 2004. Upon termination, any shares held by the trustee revert to the Company and the Company is again entitled to vote these shares. Certain provisions of the trust agreement, including those relating to voting and transfer of the shares held in trust, may not be amended without the approval of Infineon’s shareholders.

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

      The Company’s irrevocable transfer of Infineon shares to the non-voting trust on December 5, 2001, reduced the Company’s voting interest in Infineon by an amount corresponding to the number of shares transferred. Accordingly, while the Company’s ownership interest at December 31, 2001 was 47.1%, its voting interest based on total outstanding shares of Infineon was 18.2%. Such voting interest, when combined with the voting interest in Infineon shares of 13.2% held by the Company’s domestic pension trust, represented a combined voting interest of 31.4% as of December 31, 2001. Since shareholders of Infineon other than the Company and the pension trust owned approximately 39.7% of Infineon’s share capital as of December 31, 2001, they controlled a majority of the shares that may be voted at any Infineon shareholders’ meeting. The effect of the transfer of Infineon shares into the non-voting trust resulted in shareholders in Infineon other than the Company and the pension trust having a disproportionate voting interest (see Note 13).

      After the deconsolidation, in January 2002, the Company sold an additional 40 million shares of Infineon in open market transactions resulting in net proceeds of €966. As a result of these sales, Siemens realized a tax-free gain of €604 and its ownership interest in Infineon decreased to approximately 39.7% (see Notes 5, 9 and 13).

      In January 2004, the Company sold 150 million shares of Infineon, representing approximately 20.8% of the outstanding shares of Infineon for cash consideration of €1,794. Of the 150 million shares sold, 86,292,363 shares represented all of the Company’s 16.6%* voting interest as of the time of the sale and 63,707,637 shares came from the non-voting trust. Due to the sale, the Company’s ownership interest in Infineon declined to 18.9% (as of the effective date of the sale). The Company has no voting interests in Infineon until termination of the non-voting trust in November 2004. In the second quarter of fiscal 2004, the Company relinquished its ability to exercise significant influence over the operating and financial policies of Infineon. Consequently, the Company

*	Based upon total Infineon shares outstanding at the time of the sale less shares in the non-voting trust.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

ceased accounting for its interest in Infineon under the equity method and began accounting for its interest as an available-for-sale marketable security at fair market value (see Notes 5, 9 and 13).

      Siemens’ net income for the fiscal years ended September 30, 2004, 2003 and 2002, includes the Company’s at-equity share of the income (loss) of Infineon of €14, €(170) and €(453), respectively.

4.	Other operating income (expense), net

	Year ended September 30,

	2004	2003	2002

Impairment of goodwill	(433)	—	(378)
Gains on sales and disposals of businesses, net	182	101	1,455
Gains on sales of real estate, net	64	131	155
Other, net	31	410	89

	(156)	642	1,321

      In fiscal 2004, Impairment of goodwill of €433 relates to two of L&A’s reporting units, Distribution and Industry Logistics and Airport Logistics (see Note 14). In fiscal 2002, goodwill amounting to €378 of the Access Solutions division of ICN was impaired.

      In fiscal 2004, Gains on sales and disposals of businesses, net includes a pre-tax gain of €105 from the Company’s sale of its Life Support Systems business to Getinge AB, Sweden and €93 from the sale of its banking software company KORDOBA Gesellschaft für Bankensoftware mbH & Co. KG, Munich. In fiscal 2003, Gains on sales and disposals of businesses, net was comprised of a gain of €63 relating to the Company’s contribution into the joint venture Dräger Medical. For a description of significant items included in Gains on sales and disposals of businesses, net, in fiscal 2002, see Note 3.

      In fiscal 2003, Other, net included gains of €359 in connection with the cancellation of orders at PG.

5.	Income (loss) from investments in other companies, net

	Year ended September 30,

	2004	2003	2002

Gains on sales of investments	617	21	209
Share in earnings (losses) from equity investees, net	460	236	(158)
Income from investments	35	42	61
Write-downs on investments	(84)	(159)	(193)
Losses on sales of investments	(5)	(23)	(32)
Other	8	25	(1)

	1,031	142	(114)

      Share in earnings (losses) from equity investees, net for fiscal 2004, 2003 and 2002 includes the Company’s at-equity-share in Infineon’s net income (loss) of €14, €(170) and €(338), respectively. In fiscal 2002, the equity share of Infineon’s net loss comprises the period following the deconsolidation of Infineon in December 2001. The Company’s total share of losses in Infineon amounted to €453 for fiscal 2002. As discussed in Note 3, the Company commenced accounting for its investment in Infineon as a marketable security at fair market value during fiscal 2004. Unrealized gains and losses determined based on the difference between the fair market value and the prior carrying value of the investment are recorded in AOCI, net of applicable deferred taxes. The sale of Infineon shares in fiscal 2004 resulted in a pre-tax gain of €590 in fiscal 2004, which is included in Gains on sales

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

of investments. In connection with the sale of the Infineon shares, an income tax benefit of €246 was recognized upon the reversal of deferred tax liabilities accrued in connection with intercompany sales of Infineon shares in prior periods. For further information on the Infineon sale see Notes 3, 9 and 13. Gains on sales of investments for fiscal 2002 includes the gains on the sale of two centrally held investments totaling €133.

6.	Income from financial assets and marketable securities, net

	Year ended September 30,

	2004	2003	2002

Gains (losses) on sales of available-for-sale securities, net	54	(6)	20
Other financial gains (losses), net	16	67	(2)

	70	61	18

      In fiscal 2004, 2003 and 2002, Other financial gains (losses), net contained impairments of certain marketable securities totaling €7, €17 and €24, respectively, where the decline in value was determined to be other than temporary.

7.	Interest income, net

	Year ended September 30,

	2004	2003	2002

Other interest income, net	254	214	224
Interest income of Operations, net	18	31	94

Total interest income, net	272	245	318

Thereof: Interest and similar income	723	789	1,061
Thereof: Interest and similar expense	(451)	(544)	(743)

      Interest income of Operations, net includes interest income and expense related to receivables from customers and payables to suppliers, interest on advances from customers and advanced financing of customer contracts. Other interest income, net includes all other interest amounts primarily consisting of interest relating to debt and related hedging activities, as well as interest income on corporate assets.

8.	Income taxes

      Income (loss) before income taxes is attributable to the following geographic regions:

	Year ended September 30,

	2004	2003	2002

Germany	867	477	(1,033)
Foreign	3,365	2,895	4,508

	4,232	3,372	3,475

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

      Income tax expense (benefit) consists of the following:

	Year ended September 30,

	2004	2003	2002

Current:
German corporation and trade taxes	315	149	105
Foreign income taxes	655	457	935

	970	606	1,040

Deferred:
Germany	(315)	16	(454)
Foreign	6	245	263

	(309)	261	(191)

Income tax expense, net	661	867	849

      For fiscal years ended September 30, 2004 and 2002, the Company was subject to German federal corporation tax at a base rate of 25% plus solidarity surcharge of 5.5% on federal corporation taxes payable. As a result, the statutory rates for the years ended September 30, 2004 and 2002 consist of the federal corporate tax rate, including solidarity surcharge of 26.4%, and trade tax net of federal benefit of 12.6%, for a combined rate of 39%.

      For the fiscal year ended September 30, 2003, the Company was subject to German federal corporation income tax at a base rate of 26.5% (including a 2003 surcharge of 1.5% attributed to the Flood Victim Solidarity Act) plus a solidarity surcharge of 5.5% on federal corporation taxes payable. As a result, the statutory rate for the year ended September 30, 2003 consisted of the federal corporate tax rate, including solidarity surcharge, of 28% and trade tax net of federal benefit of 13% for a combined rate of 41%.

      Income tax expense differs from the amounts computed by applying statutory German income tax rates (39%, 41% and 39%, respectively, for fiscal years ended September 30, 2004, 2003 and 2002) as follows:

	Year ended September 30,

	2004	2003	2002

Expected income tax expense	1,650	1,383	1,355
Increase (decrease) in income taxes resulting from:
Non-deductible losses and expenses	101	88	164
Goodwill and acquired in-process research and development	142	26	162
Tax-free income	(110)	(158)	(18)
Change in tax base of investments	78	148	—
Tax-free gains from sales of business interests	(476)	(66)	(586)
Taxes for prior years	55	—	—
Effect of change in German tax rates	6	—	(7)
Foreign tax rate differential	(705)	(419)	(171)
Tax effect of equity method investments	(109)	(153)	(72)
Other	29	18	22

Actual income tax expense	661	867	849

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

      Deferred income tax assets and liabilities on a gross basis are summarized as follows:

	September 30,

	2004	2003

Current assets:
Inventories	514	505
Receivables	284	256
Accrued liabilities	736	682
Liabilities	400	324
Tax loss and credit carryforward	197	615
Other	283	406

Total current deferred tax assets, before valuation allowances	2,414	2,788
Valuation allowances	(42)	(82)

Current deferred tax assets	2,372	2,706

Current liabilities:
Inventories	1,751	1,482
Receivables	341	281
Accrued liabilities	303	423
Liabilities	164	156
Other	191	171

Current deferred tax liabilities	2,750	2,513

Current deferred tax (liability) assets, net	(378)	193

Non-current assets:
Intangibles	235	269
Property, plant and equipment	205	140
Retirement plans	2,122	1,993
Accrued liabilities	672	576
Liabilities	406	363
Tax loss and credit carryforward	1,770	1,605
Other	626	881

Total non-current deferred tax assets, before valuation allowances	6,036	5,827
Valuation allowances	(417)	(559)

Non-current deferred tax assets	5,619	5,268

Non-current liabilities:
Intangibles	300	252
Property, plant and equipment	503	572
Accrued liabilities	141	259
Liabilities	11	21
Other	422	339

Non-current deferred tax liabilities	1,377	1,443

Non-current deferred tax assets, net	4,242	3,825

Total deferred tax assets, net	3,864	4,018

      As of September 30, 2004, the Company had €4,698 of gross tax loss carryforwards. Of the total, €4,050 tax loss carryforwards have unlimited carryforward periods and €648 expire over the periods to 2022.

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

      The Company provides for income taxes or foreign withholding taxes on the cumulative earnings of foreign subsidiaries when it is determined that such earnings either will be subject to taxes or are intended to be repatriated. During the year ended September 30, 2003, the Company provided for €44 of deferred tax liabilities associated with declared, but unpaid, foreign dividends. In fiscal 2004, income taxes on cumulative earnings of €6,433 of foreign subsidiaries have not been provided for because such earnings will either not be subject to any such taxes or are intended to be indefinitely reinvested in those operations. It is not practicable to estimate the amount of the unrecognized deferred tax liabilities for these undistributed foreign earnings.

      Including the items charged or credited directly to related components of AOCI and the benefit from changes in accounting principles, the provision (benefit) for income taxes consists of the following:

	Year ended September 30,

	2004	2003	2002

Provision for income taxes	661	867	849
Cumulative effect of change in accounting principle	—	23	—
Shareholders’ equity for other comprehensive income	588	(394)	(1,008)

	1,249	496	(159)

9.   Marketable securities

      As of September 30, 2004 and 2003, the Company’s portfolio of marketable securities consisted solely of securities classified as available-for-sale.

      The following tables summarize the current portion of the Company’s investment in available-for-sale securities (for information regarding the non-current available-for-sale securities, see Note 13):

	September 30, 2004

			Unrealized

	Cost	Fair Value	Gain	Loss

Equity securities	1,219	1,301	85	3
Debt securities	77	77	—	—
Fund securities	8	8	—	—

	1,304	1,386	85	3

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

	September 30, 2003

			Unrealized

	Cost	Fair Value	Gain	Loss

Equity securities	118	194	78	2
Debt securities	424	436	12	—
Fund securities	20	20	1	1

	562	650	91	3

      Unrealized gains (losses) on available-for-sale securities included in AOCI are shown net of applicable deferred income taxes, as well as tax effects which were previously provided but were reversed into earnings upon the changes in enacted tax laws in prior periods. The tax effects resulting from such changes total €134 and will remain in AOCI until such time as the entire portfolio of available-for-sale securities in the applicable jurisdiction is liquidated.

      In the second quarter of fiscal 2004, the Company sold 150 million Infineon shares and relinquished its ability to exercise significant influence over its operating and financial policies (see Notes 3, 5 and 13). As a result, the Company began reporting its interest in Infineon as an available-for-sale marketable equity security. As of September 30, 2004, cost, fair value and unrealized gains for the investment in Infineon amounted to €1,094, €1,120, and €26, respectively.

      Proceeds from sales of available-for-sale securities for the years ended September 30, 2004, 2003 and 2002 were €186, €61 and €398, respectively. Gross realized gains on sales of available-for-sale securities for the years ended September 30, 2004, 2003 and 2002 were €58, €8 and €29, respectively. Gross realized losses on sales of available-for-sale securities for the years ended September 30, 2004, 2003 and 2002 were €4, €14 and €9, respectively.

10.   Accounts receivable, net

	September 30,

	2004	2003

Trade receivables from the sale of goods and services, net	13,978	13,094
Receivables from sales and direct finance leases, net	1,365	1,289
Receivables from associated and related companies, net	127	128

	15,470	14,511

      Related companies are those in which Siemens has an ownership interest of less than 20% and exercises no significant influence over their operating and financial policies.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

      The valuation allowance for accounts receivable changed as follows:

	Year ended September 30,

	2004	2003	2002

Valuation allowance as of beginning of fiscal year	1,122	1,585	1,785
Increase (decrease) in valuation allowances recorded in the income statement in the current period	59	(50)	215
Write-offs charged against the allowance	(280)	(383)	(385)
Recoveries of amounts previously written-off	32	23	37
Foreign exchange translation adjustment	(15)	(53)	(67)

Valuation allowance as of fiscal year-end	918	1,122	1,585

      Receivables from sales and direct finance leases:

September 30,
2004

are due as follows:
2005	1,482
2006	1,063
2007	695
2008	447
2009	235
Thereafter	217

Minimum future lease payments	4,139
Less: Unearned income	(539)
Less: Allowance for doubtful accounts	(105)
Plus: Unguaranteed residual values	179

Net investment in lease receivables	3,674
Less: Long-term portion	(2,309)

Receivables from sales and finance leases, current	1,365

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

Securitization of trade receivables

      In fiscal year 2002, the Company recognized pre-tax losses on securitization transactions of €22. Cash received from securitization trusts totaled approximately €4,156 in fiscal year 2002. Cash flows resulting from retained interests amounted to €365 in fiscal 2002.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

11. Inventories, net

	September 30,

	2004	2003

Raw materials and supplies	2,282	2,118
Work in process	2,261	2,066
Costs and earnings in excess of billings on uncompleted contracts	6,650	5,787
Finished goods and products held for resale	2,777	2,770
Advances to suppliers	651	795

	14,621	13,536
Advance payments received	(3,263)	(3,170)

	11,358	10,366

12. Other current assets

	September 30,

	2004	2003

Taxes receivable	1,033	1,100
Loans receivable	446	707
Other receivables from associated and related companies	304	337
Other	2,615	2,606

	4,398	4,750

13. Long-term investments

	September 30,

	2004	2003

Investments in associated companies	2,823	4,834
Miscellaneous investments	1,299	1,158

	4,122	5,992

      As of September 30, 2003, Investments in associated companies included the Company’s investment in Infineon with a carrying amount of €2,249. In the second quarter of fiscal 2004, the Company ceased accounting for Infineon under the equity method and began reporting its interest as available-for-sale marketable security at fair market value (see Notes 3, 5 and 9). In January 2004, the Company sold 150 million Infineon shares, representing approximately 20.8% of the outstanding shares of Infineon for cash consideration of €1,794. Of the 150 million shares sold, 86,292,363 shares represented all of the Company’s 16.6% current voting interests* and 63,707,637 shares came from the non-voting trust (see Note 3). Due to the sale, the Company’s ownership interest in Infineon of 39.7% as of September 30, 2003 declined to 18.9% (as of the effective date of the sale). As of September 30, 2003, the Company’s voting interest in Infineon amounted to 16.6%. Subsequent to the sale of Infineon shares in January 2004 until the date of the dissolution of the non-voting trust on November 28, 2004, the Company has no voting interests in Infineon. Upon termination of the non-voting trust, any shares held by the

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

trustee revert to the Company and the Company is again entitled to vote these shares, resulting in voting rights being again equivalent to the Company’s legal ownership interest.

	September 30,

	2004		2003

		shares in			shares in
		thousands			thousands

Siemens’ ownership interest	18.2%	136,292	39.7%		286,292
Less: Non-voting trust’s interest		136,292			200,000

Siemens’ voting interest	—*	—	16.6	%*	86,292

*	Based upon total Infineon shares outstanding at September 30, 2004 and 2003, respectively, less 136,292 thousand shares and 200 million shares, respectively, in the non-voting trust. As of September 30, 2004, the Company has no active voting interest based on the total shares outstanding. As of September 30, 2003, the Company’s total voting interest was 12.0% based on the total shares outstanding.

     Until December 2001, Infineon was included in the Consolidated Financial Statements of Siemens AG. For the deconsolidation of Infineon see Note 3.

      Summarized financial information for Infineon is provided by the table below:

September 30,
2003

Current assets	5,306
Non-current assets	5,499
Total assets	10,805
Current liabilities	2,134
Non-current liabilities	3,005
Shareholders’ equity	5,666

	Year ended
	September 30,

	2003	2002

Net sales	6,152	4,890
Gross profit on sales	1,538	601
Loss before income taxes	(351)	(1,160)
Net loss	(435)	(1,021)

      Miscellaneous investments generally include interests in other companies for which there is no readily determinable market value and which are recorded at the lower of cost or net realizable value. As of September 30, 2004 and 2003, this line item includes €459 and €308, respectively, of the fair value related to its investment in Juniper representing the Company’s total non-current portion of available-for-sale securities (as of September 30, 2004 and 2003, for the fair value reported portion, cost amounted to €111 and €117, respectively and unrealized gains to €348 and €191, respectively).

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

14. Goodwill

			Acquisitions
		Translation	and Purchase
		adjustment	Accounting
	10/1/03	and other	Adjustments	Dispositions	Impairments	9/30/2004

Operations
Information and Communication Networks (ICN)	249	(7)	30	—	—	272
Information and Communication Mobile (ICM)	96	(1)	—	—	—	95
Siemens Business Services (SBS)	281	(9)	—	3	—	269
Automation and Drives (A&D)	328	(6)	66	—	—	388
Industrial Solutions and Services (I&S)	67	(6)	197	—	—	258
Logistics and Assembly Systems (L&A)	564	(8)	—	—	433	123
Siemens Building Technologies (SBT)	429	(7)	—	7	—	415
Power Generation (PG)	943	(14)	98	—	—	1,027
Power Transmission and Distribution (PTD)	141	3	182	6	—	320
Transportation Systems (TS)	115	(4)	—	—	—	111
Siemens VDO Automotive (SV)	1,524	—	—	—	—	1,524
Medical Solutions (Med)	1,602	(72)	17	33	—	1,514
Osram	82	(4)	—	—	—	78
Financing and Real Estate
Siemens Financial Services (SFS)	80	2	—	—	—	82
Siemens Real Estate (SRE)	—	—	—	—	—	—

Siemens worldwide	6,501	(133)	590	49	433	6,476

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

			Acquisitions
		Translation	and Purchase
		adjustment	Accounting
	10/1/02	and other	Adjustments	Dispositions	9/30/03

Operations
Information and Communication Networks (ICN)	265	(2)	4	18	249
Information and Communication Mobile (ICM)	93	—	3	—	96
Siemens Business Services (SBS)	230	(23)	74	—	281
Automation and Drives (A&D)	281	(1)	49	1	328
Industrial Solutions and Services (I&S)	92	(26)	1	—	67
Logistics and Assembly Systems (L&A)	581	(2)	—	15	564
Siemens Building Technologies (SBT)	442	(13)	1	1	429
Power Generation (PG)	598	(64)	409	—	943
Power Transmission and Distribution (PTD)	148	(10)	3	—	141
Transportation Systems (TS)	115	—	—	—	115
Siemens VDO Automotive (SV)	1,528	(1)	2	5	1,524
Medical Solutions (Med)	1,898	(284)	19	31	1,602
Osram	98	(16)	—	—	82
Financing and Real Estate
Siemens Financial Services (SFS)	90	(10)	—	—	80
Siemens Real Estate (SRE)	—	—	—	—	—

Siemens worldwide	6,459	(452)	565	71	6,501

      In fiscal 2004, the strength of the euro particularly against the U.S.$ resulted in foreign currency translation and other adjustments of €(133) primarily related to the Company’s businesses in the U.S. Med’s sale of its Life Support Systems business reduced goodwill by €(33). I&S’s acquisition of USFilter and PTD’s acquisition of Trench Electric Holdings BV increased goodwill by €185 (€179 net of foreign currency effects) and €182, respectively. For further information on acquisitions and dispositions see Note 3.

      During the second quarter of fiscal 2004, the Company recorded a goodwill impairment of €433. Based on the results of the Company’s analysis of current projects at Logistics and Assembly Systems (L&A) in conjunction with changing markets, new competition and structural challenges to attaining originally targeted profitability, the Company revised its related business plan and concluded that goodwill of two of L&A’s reporting units, Distribution and Industry Logistics (DI) and Airport Logistics (AL), was impaired. Rapid market deterioration followed by excess capacity and significant margin declines caused the Company to reassess its estimated future cash flows from its DI business at a level materially below earlier estimates, resulting in an impairment charge of €293. In the AL business, increasing competition, particularly in the U.S., led to reductions in estimated future cash flows and resulted in a goodwill impairment of €140. The fair values of the reporting units were estimated using the present value of expected future cash flows.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

15. Other intangible assets, net

							Net		Net
							book		book
							value	Accumulated	value	Amortization
		Translation				Accumulated	as of	amortization	as of	during fiscal
	10/1/03	adjustment	Additions	Retirements	9/30/04	amortization	9/30/04	10/1/03	10/1/03	year 2004

Software	1,659	(33)	386	132	1,880	949	931	664	995	394
Patents, licenses and similar rights	2,523	(39)	501	207	2,778	1,195	1,583	1,160	1,363	246

Other intangible assets	4,182	(72)	887	339	4,658	2,144	2,514	1,824	2,358	640

      Amortization expense for the years ended September 30, 2003 and 2002 was €688 and €618, respectively.

      The estimated amortization expense of Other intangible assets, net for the next five fiscal years is as follows:

Fiscal year

2005	557
2006	377
2007	284
2008	218
2009	173

16. Property, plant and equipment, net

								Net		Net
								book		book
								value	Accumulated	value	Depreciation
		Translation		Reclassi-			Accumulated	as of	depreciation	as of	during fiscal
	10/1/03	adjustment	Additions	fications	Retirements	9/30/04	depreciation	9/30/04	10/1/03	10/1/03	year 2004

Land and buildings	9,416	(87)	368	91	626	9,162	4,516	4,646	4,586	4,830	291
Technical machinery and equipment	8,449	(123)	810	136	582	8,690	5,987	2,703	5,930	2,519	634
Furniture and office equipment	9,622	(109)	1,080	211	1,196	9,608	7,498	2,110	7,544	2,078	1,079
Equipment leased to others	1,653	(29)	251	2	405	1,472	819	653	945	708	177
Advances to suppliers and construction in progress	623	(9)	485	(440)	88	571	—	571	2	621	—

Property, plant and equipment	29,763	(357)	2,994	—	2,897	29,503	18,820	10,683	19,007	10,756	2,181

17. Other assets

	September 30,

	2004	2003

Long-term portion of receivables from sales and finance leases (see Note 10)	2,309	2,156
Prepaid pension assets	442	52
Long-term loans receivable	541	531
Other	1,674	1,411

	4,966	4,150

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

18. Accrued liabilities

	September 30,

	2004	2003

Employee related costs	2,317	2,366
Product warranties	2,096	1,830
Income and other taxes	1,384	1,234
Accrued losses on uncompleted contracts	1,061	987
Other	2,382	2,467

	9,240	8,884

      Employee related costs primarily include accruals for vacation pay, bonuses, accrued overtime and service anniversary awards and the current portion of accruals for pension plans and similar commitments, as well as provisions for severance payments.

      The current and non-current accruals for product warranties changed as follows:

	Year ended
	September 30,

	2004	2003

Accrual as of beginning of fiscal year (thereof current €1,830 and €1,634)	2,353	2,094
Amount charged to expense in current period (additions)	1,013	1,159
Reduction due to payments in cash or in kind (usage)	(920)	(649)
Foreign exchange translation adjustment	(24)	(77)
Other changes related to existing warranties	402	(174)

Accrual as of fiscal year-end (thereof current €2,096 and €1,830)	2,824	2,353

19. Other current liabilities

	September 30,

	2004	2003

Billings in excess of costs and estimated earnings on uncompleted contracts and related advances	4,585	4,755
Payroll and social security taxes	2,515	2,493
Bonus obligations	1,151	1,099
Sales and other taxes	924	944
Deferred income	634	633
Liabilities to associated and related companies	368	428
Accrued interest	128	140
Other liabilities	1,545	1,633

	11,850	12,125

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

20. Debt

	September 30,

	2004	2003

Short-term
Notes and bonds	621	436
Loans from banks	478	777
Other financial indebtedness	295	494
Obligations under capital leases	40	38

Short-term debt and current maturities of long-term debt	1,434	1,745
Long-term
Notes and bonds (maturing 2005-2011)	8,345	9,997
Loans from banks (maturing 2005-2013)	266	287
Other financial indebtedness (maturing 2005-2015)	971	904
Obligations under capital leases	203	245

Long-term debt	9,785	11,433

	11,219	13,178

      As of September 30, 2004, weighted-average interest rates for loans from banks, other financial indebtedness and obligations under capital leases were 4.3% (2003: 4.5%), 3.5% (2003: 2.9%) and 6.2% (2003: 6.3%), respectively. In some countries, the Company has pledged securities and executed promissory notes to secure borrowings in conformity with local practice.

      The Company has agreements with financial institutions under which it may issue up to €3 billion of commercial paper and U.S.$3.0 billion (€2.4 billion and €2.6 billion, respectively, as of September 30, 2004 and 2003) of commercial paper. As of September 30, 2004 and 2003, outstanding commercial paper totaled €242 (interest rates from 1.41% to 1.59%) and €385 (interest rates from 1.0% to 1.04%), respectively.

      The Company also has agreements with financial institutions under which it may issue up to €5.0 billion in medium-term notes. As of September 30, 2004 and 2003, approximately €0.9 billion and €1.4 billion, respectively, were outstanding under this program.

      In fiscal 2004, the Company terminated a €400 backstop-facility which was to expire in July 2006. As of September 30, 2004, the remaining two global backstop facilities are unchanged to fiscal 2003, and amount to U.S.$3.0 billion (€2.4 billion and €2.6 billion, respectively, as of September 30, 2004 and 2003) and €0.75 billion. Borrowings under these credit facilities bear interest of 0.225% above either EURIBOR (Euro Interbank Offered Rate) in case of a drawdown in euros, or LIBOR (London Interbank Offered Rate) in case of a drawdown in one of the other currencies agreed on. As of September 30, 2004 and 2003, the full amounts of these lines of credit remain unused. Commitment fees for each of the years ended September 30, 2004, 2003 and 2002 totaled approximately €3. Under the terms of the agreements, credit may be used for general business purposes.

      Other financial indebtedness includes €684 and €603, as of September 30, 2004 and 2003, respectively, for the Company’s continuing involvement in certain real estate assets sold or transferred in which Siemens has retained significant risks and rewards of ownership, mainly through assumption of construction risks and obligations or through circumstances in which Siemens participates directly or indirectly in the change in market value of the property. Therefore, these transactions have been accounted for as financing obligations. These real estate properties are carried on the Company’s Consolidated Balance Sheets and no sale and profit has been recognized.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

      As of September 30, 2004, the minimum lease payments under capital leases for the next five years and thereafter are as follows:

Fiscal year

2005	55
2006	44
2007	42
2008	37
2009	32
Thereafter	100

Minimum lease payment obligation	310
Less: unamortized interest expense	(67)

Obligations under capital leases	243
Less: current portion	(40)

203

      As of September 30, 2004, the aggregate amounts of indebtedness maturing during the next five years and thereafter are as follows (excluding capital leases which are disclosed separately):

Fiscal year

2005	1,394
2006	2,028
2007	1,511
2008	894
2009	40
Thereafter	5,109

10,976

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

      Details of the Company’s notes and bonds are as follows:

	September 30, 2004			September 30, 2003

	Currency			Currency

	(notional amount)		€*	(notional amount)		€*

1.11% 2002/2003 U.S.$ LIBOR linked notes		—	—	USD	200	171
1.22% 2002/2003 U.S.$ LIBOR linked notes		—	—	USD	50	43
1.15% 2002/2004 U.S.$ LIBOR linked bonds		—	—	USD	125	107
3% 1994/2004 Swiss franc bonds		—	—	CHF	178	115
1.0% 2000/2005 EUR exchangeable notes	EUR	596	621	EUR	1,060	1,094
5.0% 2001/2006 EUR bonds	EUR	1,595	1,655	EUR	2,000	2,109
2.5% 2001/2007 Swiss franc bonds	CHF	250	165	CHF	250	168
5.5% 1997/2007 EUR bonds	EUR	991	998	EUR	991	1,025
6% 1998/2008 U.S.$ notes	USD	970	870	USD	970	945
1.375% 2003/2010 EUR convertible notes	EUR	2,500	2,500	EUR	2,500	2,500
5.75% 2001/2011 EUR bonds	EUR	2,000	2,157	EUR	2,000	2,156

			8,966			10,433

*	Includes adjustments for fair value hedge accounting.

     In June 2003, the Company issued €2.5 billion of convertible notes through its wholly owned Dutch subsidiary, Siemens Finance B.V., which are fully and unconditionally guaranteed by Siemens AG. The convertible notes have a 1.375% coupon and are convertible into approximately 44.5 million shares of Siemens AG at a conversion price of €56.1681 per share, which is subject to change under certain circumstances. The conversion right is contingently exercisable by the holders upon the occurrence of one of several conditions, including, upon the Company’s share price having exceeded 110% of the conversion price on at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of any calendar quarter. This condition was met in the first quarter of fiscal 2004. The Company may, at any time from June 18, 2007, redeem the notes outstanding at their principal amount together with interest accrued thereon, if Siemens’ share price exceeds 130% of the conversion price on any 15 of 30 consecutive trading days before notice of early redemption. Unless previously redeemed, converted or repurchased and cancelled, the notes mature on June 4, 2010.

      In fiscal 2004, Siemens repurchased and retired €464.5 in notional amount (€473 carrying amount) of the Siemens Nederland N.V. 1.0% exchangeable notes into shares of Infineon Technologies AG, which resulted in a gain of €2. Additionally, in fiscal 2004, the Company repurchased €405 in notional amount (€454 carrying amount) of the 5% €-bond resulting in a loss of €1. During fiscal 2003, Siemens repurchased and retired €1,440 of the €2,500 Siemens Nederland N.V. 1.0% exchangeable notes and recognized a gain of €35.

21. Pension plans and similar commitments

      Pension benefits provided by Siemens are currently organized primarily through defined benefit pension plans which cover virtually all of the Company’s domestic employees and many of the Company’s foreign employees. To reduce the risk-exposure to Siemens out of its pension plans, the Company has implemented new plans whose benefits are predominantly based on contributions made by the Company. In order to fund Siemens’ pension obligations, the Company’s major pension plans are funded with assets in segregated pension entities. Furthermore, there are other postretirement benefits, which primarily comprise transition payments to German employees after retirement, as well as postretirement health care and life insurance benefits to U.S. employees. These predominantly unfunded other postretirement benefit plans are qualified as defined benefit plans under U.S. GAAP.

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

      Differences between actual experience and assumptions made for the discount rate, compensation increase rate and pension progression rate, as well as the differences between actual and expected returns on plan assets, result in the asset or liability related to pension plans being different than the under-or overfunding of the PBO. Such a difference also occurs when the assumptions used to value the PBO are adjusted at the measurement date. If the difference is so significant that the current benefit obligation represented by the ABO (or the amount thereof not funded by plan assets) exceeds the liability recorded on the balance sheet, such liability must be increased. The unfunded portion of the ABO is referred to as the Minimum Liability and an accrued pension liability that is at least equal to this Minimum Liability amount should be recognized without affecting the Consolidated Statements of Income. The required increase in the liability is referred to as the additional minimum liability (AML), and its offsetting AML adjustment results in the recognition of either an intangible asset or as a component of shareholders’ equity (AOCI). The treatment as a separate component of shareholders’ equity is recorded, net of tax, as a reduction of shareholders’ equity. The recognition of the AML results in the elimination of any existing prepaid pension asset balance on a plan-by-plan basis.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

      The Consolidated Balance Sheets include the following significant components related to pension plans and similar commitments based upon the situation at:

	September 30,

	2004	2003

Accumulated other comprehensive income	(8,943)	(10,340)
thereof principal pension benefit plans	(8,760)	(10,192)
Less income tax effect	3,418	3,950
thereof principal pension benefit plans	3,353	3,901

Accumulated other comprehensive income, net of income taxes	(5,525)	(6,390)
thereof principal pension benefit plans	(5,407)	(6,291)
Accruals for pension plans and similar commitments	4,392	5,843
thereof principal pension benefit plans	2,391	3,935
thereof principal other postretirement benefit plans	1,317	1,303
thereof other	684	605

          Consolidated Statements of Income

      The recognized expense related to pension plans and similar commitments in the Consolidated Statements of Income is referred to as net periodic pension cost (NPPC) and consists of several separately calculated and presented components. NPPC is comprised of the service cost, which is the actuarial net present value of the part of the PBO for the service rendered in the respective fiscal year; the interest cost for the expense derived from the addition of accrued interest on the PBO at the end of the preceding fiscal year on the basis of the identified discount rate; and the expected return on plan assets in the case of funded benefit plans. Actuarial gains and losses, resulting for example from an adjustment of the discount rate, and asset gains and losses, resulting from a deviation of actual and expected return on plan assets, are not recognized in the Consolidated Statements of Income as they occur. If these unrecognized gains and losses exceed 10% of the higher of PBO or market related value of plan assets, they are amortized over the remaining service period of the active employees as a separate component of NPPC.

      In the Consolidated Statements of Income, NPPC is allocated among functional costs (cost of sales, research and development, marketing, selling and general administrative expense), according to the function of the employee groups accruing benefits.

      In the Consolidated Statements of Income, NPPC expenses before income taxes for the Company’s principal pension and other postretirement benefits in fiscal 2004 accumulated to €1,135, compared to €1,032 in the previous fiscal year.

          Consolidated Statements of Cash Flow

      The Company makes payments directly to the participants in the case of unfunded benefit plans and the payments are included in net cash used in operating activities. For funded pension plans, the participants are paid by the external pension fund and accordingly these payments are cash neutral to the Company. In this case, the Company’s regular funding (service cost) and supplemental cash contributions result in a net cash used in operating activities.

      In the Consolidated Statements of Cash Flow, the Company’s principal pension and other postretirement benefits resulted in a net cash used in operating activities of €1,828 compared to €1,453 in the previous fiscal year. The separately reported supplemental cash contributions to pension trusts in fiscal 2004 and 2003 of €1,255 and €1,192, respectively, were included in these amounts.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

Principal pension benefits

      The principal pension benefit plans cover approximately 504,000 participants, including 239,000 active employees, 90,000 former employees with vested benefits and 175,000 retirees and surviving dependants. Individual benefits are generally based on eligible compensation levels and/or ranking within the Company hierarchy and years of service. Retirement benefits under these plans vary depending on legal, fiscal and economic requirements in each country.

      In order to reduce the Company’s exposure to certain risks associated with defined benefit plans, such as longevity, inflation, effects of compensation increases, and other factors. Siemens AG and the majority of our domestic affiliates implemented a new pension plan in fiscal 2004 covering virtually all active employees in Germany, BSAV (Beitragsorientierte Siemens Altersversorgung), whose benefits are based largely on contributions made by the Company. These benefits are to be funded by the assets of a new trust. Under the BSAV, Siemens will establish a benefit account for each employee, reflecting the contributions by the employer and interest earned on the balance in the account. Conceptually, the contributions are determined as a percentage of the target annual compensation; however the Company has the option to review the contribution level every year. The Company will credit annually interest on the balance in the beneficiary’s account until retirement, at the applicable guaranteed interest rate, currently 2.75%. At the time of retirement, a one-off surplus credit will be awarded, depending on how the invested capital has performed. The funds in the benefit account will be paid at retirement, at the employee’s election either in installments or in the form of a life annuity. Contrary to the defined benefit model used by the plans funded via our existing domestic pension trust—(Siemens German Pension Trust), benefit payments under the BSAV are based predominantly on the accumulated contributions in the employee’s benefit account and, to a minor extent, the effects of mortality, inflation adjustments and interest rates.

      In connection with the implementation of the BSAV, benefits provided under the pension plans funded via the Siemens German Pension Trust have been modified to substantially eliminate the effects of compensation increases. The elimination of the effects of such compensation increases resulted in a decrease in the PBO. Such decrease is treated as an unrecognized prior service cost which will be amortized over the average remaining service period of the active employees. The pension plans funded via the Siemens German Pension Trust and the BSAV are reported on a combined basis under domestic pension plans.

      The Company’s principal pension benefit plans are explicitly explained in the subsequent sections with regard to:

•	Pension obligations and funded status,
•	Recognition of an additional minimum liability (AML),
•	Components of NPPC,
•	Assumptions for the calculation of the PBO and NPPC,
•	Sensitivity analysis,
•	Additional information concerning changes of the AML and the actual returns on plan assets,
•	Plan assets,
•	Pension plan funding, and
•	Pension benefit payments.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

Pension benefits: Pension obligations and funded status

      A reconciliation of the funded status of the principal pension benefit plans to the amounts recognized in the Consolidated Balance Sheets is as follows:

	September 30, 2004			September 30, 2003

	Total	Domestic	Foreign	Total	Domestic	Foreign

Fair value of plan assets	17,708	11,965	5,743	15,899	11,016	4,883
Projected benefit obligation (PBO)	20,794	13,851	6,943	20,878	14,156	6,722

Funded status(1)	(3,086)	(1,886)	(1,200)	(4,979)	(3,140)	(1,839)
Germany	(1,886)			(3,140)
U.S.	(392)			(1,061)
U.K.	(537)			(458)
Other	(271)			(320)
Unrecognized net losses(2)	10,419	8,625	1,794	11,295	9,313	1,982
Unrecognized prior service cost (benefit)	(219)	(289)	70	83	—	83
Unrecognized net transition asset	—	—	—	(1)	—	(1)

Net amount recognized	7,114	6,450	664	6,398	6,173	225

Amounts recognized in the Consolidated Balance Sheets consist of:
Prepaid pension assets	442	—	442	52	—	52
Accrued pension liability	(2,391)	(1,792)	(599)	(3,935)	(2,702)	(1,233)
Intangible assets	303	289	14	89	—	89
Accumulated other comprehensive loss	8,760	7,953	807	10,192	8,875	1,317

Net amount recognized	7,114	6,450	664	6,398	6,173	225

(1)	Funded status: The funded status shows the surplus/(deficit) of the PBO relative to the plan assets as of the measurement date, and, where applicable, fundings between the measurement date and the balance sheet date. The PBO is calculated based on the projected or the traditional unit credit method and reflects the net present value as of the measurement date of the accumulated pension entitlements of active employees, former employees with vested rights and of retirees and their surviving dependents with consideration of future compensation and pension increases.

(2)	Unrecognized net losses: The NPPC is determined at the beginning of the relevant measurement period based on assumptions for the discount rate, compensation increase rate and pension progression rate, as well as the long-term rate of return on plan assets. The cumulative effect of differences between the actual experience and the assumed assumptions and changes in the assumptions are disclosed in the line item unrecognized net losses.

     The measurement date of the PBO and fair value of plan assets of the Company’s domestic pension benefit plans is September 30, and either September 30 or June 30 for the majority of its foreign plans. For plans with a measurement date of June 30, the actual investment return of the plan assets relate to the period from July 1 of the prior fiscal year until June 30 of the current fiscal year.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

      A detailed reconciliation of the changes in the PBO for fiscal 2004 and 2003, as well as additional information by country is provided in the following table:

	September 30, 2004			September 30, 2003

	Total	Domestic	Foreign	Total	Domestic	Foreign

Change in projected benefit obligations:
Projected benefit obligation at beginning of year	20,878	14,156	6,722	19,492	13,331	6,161
Foreign currency exchange rate changes	(140)	—	(140)	(739)	—	(739)
Service cost	469	212	257	484	212	272
Interest cost	1,105	742	363	1,121	767	354
Settlements and curtailments	—	—	—	(2)	—	(2)
Plan participants’ contributions	48	—	48	32	—	32
Amendments and other	(313)	(301)	(12)	476	(34)	510
Actuarial (gains) losses, net	(174)	(309)	135	1,000	563	437
Acquisitions	117	91	26	44	10	34
Divestments	(205)	(25)	(180)	(83)	(7)	(76)
Benefits paid	(991)	(715)	(276)	(947)	(686)	(261)

Projected benefit obligation at end of year	20,794	13,851	6,943	20,878	14,156	6,722

Germany	13,851			14,156
U.S.	3,010			3,031
U.K.	2,200			1,919
Other	1,733			1,772

      The total projected benefit obligation at the end of the fiscal year includes approximately €8,019 for active employees, €2,379 for former employees with vested benefits and €10,396 for retirees and surviving dependants. The column domestic pension plans contains the PBO of both German pension plans. The item amendments and other reflects mainly the effect of the implementation of the BSAV. In addition the PBO of the domestic pension plans was decreased by the reduction of the pension progression rate, reported in the position actuarial (gains) and losses.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

      The following table shows the change in plan assets for fiscal year 2004 and 2003 and some additional information concerning pension plans:

	September 30, 2004			September 30, 2003

	Total	Domestic	Foreign	Total	Domestic	Foreign

Change in plan assets:
Fair value of plan assets at beginning of year	15,899	11,016	4,883	14,531	9,676	4,855
Foreign currency exchange rate changes	(99)	—	(99)	(546)	—	(546)
Actual return on plan assets	1,202	673	529	648	641	7
Acquisitions and other	81	55	26	413	—	413
Divestments and other	(205)	—	(205)	(20)	—	(20)
Employer contributions (supplemental)	1,255	700	555	1,569	1,385	184
Employer contributions (regular)	518	236	282	219	—	219
Plan participants’ contributions	48	—	48	32	—	32
Benefits paid	(991)	(715)	(276)	(947)	(686)	(261)

Fair value of plan assets at end of year	17,708	11,965	5,743	15,899	11,016	4,883

Germany	11,965			11,016
U.S.	2,618			1,970
U.K.	1,664			1,461
Other	1,461			1,452

Pension benefits: Recognition of an Additional Minimum Liability (AML)

      The ABO of the principal pension benefit plans amounted to €19,962 and €19,779, as of September 30, 2004 and 2003, respectively.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

      For fiscal 2004 and 2003, the PBO, ABO and fair value of plan assets for the principal pension benefit plans whose ABO exceeded the fair value of plan assets at the measurement date were as follows:

	September 30, 2004			September 30, 2003

	Total	Domestic	Foreign	Total	Domestic	Foreign

Projected benefit obligation	18,446	13,851	4,595	20,701	14,156	6,545
Germany	13,851			14,156
U.S.	866			3,031
U.K.	2,200			1,919
Other	1,529			1,595
Accumulated benefit obligation	17,829	13,757	4,072	19,642	13,718	5,924
Germany	13,757			13,718
U.S.	776			2,746
U.K.	1,966			1,749
Other	1,330			1,429
Fair value of plan assets	15,467	11,965	3,502	15,744	11,016	4,728
Germany	11,965			11,016
U.S.	586			1,970
U.K.	1,643			1,450
Other	1,273			1,308

Underfunding of accumulated benefit obligation	(2,362)	(1,792)	(570)	(3,898)	(2,702)	(1,196)

Germany	(1,792)			(2,702)
U.S.	(190)			(776)
U.K.	(323)			(299)
Other	(57)			(121)

      The underfunded ABO of €2,362 (the Minimum Liability) was recorded as an accrued pension liability. Including a pension liability of €29 for principal pension benefit plans whose ABO was not underfunded at their measurement date, the total pension liability for the principal pension benefit plans as of September 30, 2004 totaled €2,391.

      Excluding the AML adjustment, the Company has a net prepaid pension asset of €6,701, primarily related to the transfer of Infineon shares to the domestic pension plans in fiscal 2001 and from the supplemental funding of the domestic pension plans in the past years. This amount together with the underfunded ABO of €2,362, resulted in an AML adjustment of €9,063. Of this amount, €8,760 (€5,407 net of tax) was recorded in AOCI as a separate component of shareholders’ equity and €303 was recorded as an intangible asset.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

Pension benefits: Components of NPPC

      The components of the NPPC for the fiscal years ended September 30, 2004, 2003 and 2002 were as follows:

	Year ended			Year ended			Year ended
	September 30, 2004			September 30, 2003			September 30, 2002

	Total	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign

Service cost	469	212	257	484	212	272	487	206	281
Interest cost	1,105	742	363	1,121	767	354	1,151	772	379
Expected return on plan assets	(1,154)	(813)	(341)	(1,107)	(814)	(293)	(1,421)	(1,007)	(414)
Amortization of:
Unrecognized prior service cost	10	—	10	12	—	12	14	—	14
Unrecognized net losses (gains)	623	520	103	451	392	59	208	212	(4)
Unrecognized net transition obligation (asset)	(2)	—	(2)	—	—	—	8	—	8
Loss due to settlements and curtailments	—	—	—	8	—	8	—	—	—

Net periodic pension cost	1,051	661	390	969	557	412	447	183	264

Germany	661			557			183
U.S.	217			240			164
U.K.	132			111			58
Other	41			61			42

      For the Siemens German Pension Trust, the determination of the expected return on plan assets and the amortization of unrecognized net losses (gains) are based on a market-related value of plan assets calculated using the average of historical market values of plan assets over four quarters. This market-related value was €12,094 as of September 30, 2004, €129 above the fair value of the plan assets of the Siemens German Pension Trust. For all other plans, the market-related value of plan assets is equal to the fair value of plan assets as of the measurement date. If any significant supplemental contributions are made after the measurement date, these contributions will be considered on a pro-rata basis when determining the total expected return on plan assets for the respective fiscal year.

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

      The higher amortization of unrecognized net losses (gains) is mainly due to negative developments in the international capital markets during fiscal 2002 and 2001, as well as the effect of reductions in the discount rate assumption used to calculate the PBO in fiscal 2003. The supplemental cash contributions in fiscal 2004 resulted in an increase in expected absolute return on plan assets.

Pension benefits: Assumptions for the calculation of the PBO and NPPC

      Assumed discount rates, compensation increase rates and pension progression rates used in calculating the PBO together with long-term rates of return on plan assets vary according to the economic conditions of the country in which the retirement plans are situated, as well as capital market expectations.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

      The weighted-average assumptions used for the actuarial valuation of the PBO as of the respective measurement date (June 30 or September 30), were as follows:

	Year ended September 30, 2004			Year ended September 30, 2003

	Total	Domestic	Foreign	Total	Domestic	Foreign

Discount rate	5.5%	5.25%	5.9%	5.4%	5.25%	5.6%
Germany	5.25%			5.25%
U.S.	6.5%			6.25%
U.K.	5.7%			5.4%
Rate of compensation increase	2.6%	2.25%	3.3%	2.5%	2.25%	2.9%
Germany	2.25%			2.25%
U.S.	3.25%			3.0%
U.K.	4.0%			3.6%
Rate of pension progression	1.3%	1.0%	2.3%	1.4%	1.25%	2.1%
Germany	1.0%			1.25%
U.K.	2.8%			2.6%

      The assumptions used for the calculation of the PBO as of the measurement date (June 30 or September 30) of the preceding fiscal year are used to determine the calculation of interest cost and service cost of the following year. Therefore, the assumptions used for the calculation of the NPPC for fiscal 2005 are already determined. Regarding the assumption of the expected rate of return on plan assets, the Company decided to maintain the same fiscal 2004 return for fiscal 2005. Accordingly, the total expected return for fiscal 2005 will be based on such expected rate of return multiplied by the market-related value of plan assets at the fiscal 2004 measurement date. The market related value and thus the expected return on plan assets are adjusted for significant events after measurement date, such as a supplemental funding. Due to the implementation of the BSAV in fiscal 2004, the effect of the compensation increases on the domestic pension plans is substantially eliminated.

      The weighted-average assumptions used for determining the NPPC for the fiscal years ended September 30, 2005, 2004, 2003 and 2002 are shown in the following table:

	Year ended			Year ended			Year ended			Year ended
	September 30, 2005			September 30, 2004			September 30, 2003			September 30, 2002

	Total	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign

Discount rate	5.5%	5.25%	5.9%	5.4%	5.25%	5.6%	6.0%	5.75%	6.4%	6.2%	6.0%	6.7%
Germany	5.25%			5.25%			5.75%			6.0%
U.S.	6.5%			6.25%			7.25%			7.5%
U.K.	5.7%			5.4%			5.7%			6.2%
Expected return on plan assets	6.7%	6.75%	6.6%	6.7%	6.75%	6.6%	6.7%	6.75%	6.7%	8.0%	8.25%	7.9%
Germany	6.75%			6.75%			6.75%			8.25%
U.S.	6.95%			6.95%			6.95%			9.0%
U.K.	6.85%			6.85%			6.85%			7.2%
Rate of compensation increase	2.6%	2.25%	3.3%	2.5%	2.25%	2.9%	3.1%	2.75%	3.9%	3.3%	3.0%	4.1%
Germany	2.25%			2.25%			2.75%			3.0%
U.S.	3.25%			3.0%			4.25%			4.5%
U.K.	4.0%			3.6%			4.1%			4.1%
Rate of pension progression	1.3%	1.0%	2.3%	1.4%	1.25%	2.1%	1.4%	1.25%	2.3%	1.6%	1.5%	2.3%
Germany	1.0%			1.25%			1.25%			1.5%
U.K.	2.8%			2.6%			2.5%			2.5%

      The discount rate assumptions reflect the rates available on high-quality, fixed-income investments of appropriate duration at the measurement date of each plan. The expected return on plan assets is determined on a

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

uniform basis, considering long-term historical returns, asset allocation, and future estimates of long-term investment returns. Actuarial assumptions not shown in the table above, such as employee turnover, mortality, disability and other factors, remained primarily unchanged in 2004.

Pension benefits: Sensitivity Analysis

      A one-percentage-point change of the established assumptions mentioned above, used for the calculation of the NPPC for fiscal 2004, and a change of the market-related value of plan assets of €500 as of September 30, 2004, would result in the following impact on the fiscal 2005 NPPC:

	Effect on NPPC 2005 due to a

	one-percentage-	one-percentage-
	point/€500	point/€500
	increase	decrease

Discount rate	196	(248)
Expected return on plan assets	191	(191)
Rate of compensation increase	(65)	57
Rate of pension progression	(292)	244
Market-related value of plan assets	68	(68)

      Increases and decreases in the discount rate, rate of compensation increase and rate of pension progression which are used in determining the PBO do not have a symmetrical effect on NPPC primarily due to the compound interest effect created when determining the present value of the future pension benefit. If more than one of the assumptions were changed simultaneously, the impact would not necessarily be the same as if only one assumption was changed in isolation.

Pension benefits: Additional information concerning changes of the AML and actual returns on plan assets

	Year ended			Year ended			Year ended
	September 30, 2004			September 30, 2003			September 30, 2002

	Total	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign

Increase in the minimum liability adjustment within accumulated other comprehensive income	(1,432)	(922)	(510)	1,363	498	865	2,300	1,935	365

      The reduction of shareholders’ equity caused by the underfunded ABO decreased by €1,432. This reduction has no effect on income and was, among other effects, caused by the decrease in the ABO as a result of the reduction of the pension progression rate in Germany. The contributions to plan assets had no effect on the AML. The contributions resulted in a lower difference between the ABO and the fair value of plan assets and at the same time prepaid pension assets before AML adjustments increased by the same amount.

	Year ended			Year ended			Year ended
	September 30, 2004			September 30, 2003			September 30, 2002

	Total	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign

Actual return on plan assets	1,202	673	529	648	641	7	(1,187)	(713)	(474)

      The measurement dates for the valuation of certain Siemens pension funds, particularly our funds in the U.S. and U.K., do not coincide with the end of the Company’s fiscal year. While the return over the last twelve months amounted to 6.6% or €1.128 billion, the aggregate return on plan assets between the last measurements dates

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

amounted to 7.0% or €1.202 billion. For the Siemens German Pension Trust, €673 or 5.6% was realized, as compared to an expected return on plan assets of 6.75% or an amount of €813 that was included in the NPPC. For the foreign pension plans, €529 or 10.2% was realized, as compared to an expected return on plan assets of 6.6% or an amount of €341 that was included in the NPPC.

Pension benefits: Plan Assets

      The asset allocation of the plan assets of the principal pension benefit plans as of the measurement date for fiscal 2004 and 2003, as well as the target asset allocation for fiscal year 2005, are as follows:

		Asset allocation as of the measurement date

	Target asset	September 30, 2004			September 30, 2003
	allocation
Asset class	September 30, 2005	Total	Domestic	Foreign	Total	Domestic	Foreign

Equity	30-60%	26%	18%	44%	31%	26%	41%
Fixed income	30-60%	56%	64%	39%	50%	54%	39%
Real estate	5-15%	9%	8%	10%	10%	10%	11%
Cash	5-15%	9%	10%	7%	9%	10%	9%

		100%	100%	100%	100%	100%	100%

      The asset allocation represents the plan assets exposure to market risk. For example, an equity which risk is hedged by a derivative is not reported as equity but under cash. Current asset allocation is biased towards high quality government and selected corporate bonds. As of September 30, 2004, the equity-portion of the pension assets of the principal pension benefit plans was significantly reduced in comparison to the prior year level.

      Siemens constantly reviews the asset allocation in light of the duration of its pension liabilities and analysis trends and events that may affect asset values in order to initiate appropriate measures at a very early stage.

Pension benefits: Pension Plan Funding

      Contributions made by the Company to its principal pension benefit plans in fiscal 2004 and 2003, as well as those planned in fiscal 2005, are as follows:

	(unaudited)
	Year ended
	September 30, 2005			Year ended			Year ended
	(expected)			September 30, 2004			September 30, 2003

	Total	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign

Regular funding	612	300	312	518	236	282	219	—	219
Supplemental contributions
Cash	1,500	1,380	120	1,255	700	555	1,192	1,008	184
Real estate	—	—	—	—	—	—	377	377	—

Total	2,112	1,680	432	1,773	936	837	1,788	1,385	403

      In fiscal 2004, €1,255 in cash was contributed in October 2003 as follows: €700 to the domestic pension plans and €555 to the pension plan in the U.S. In fiscal 2003, Siemens made a supplemental cash contribution to the pension plan in the U.K. in October 2002 amounting to €184. Also in fiscal 2003, supplemental contributions to the domestic pension plans included €1,008 in cash, thereof €258 in October 2002 and €750 in September 2003, and €377 in real estate in October 2002.

      Beginning in fiscal 2004, regular funding is generally based on the level of service costs incurred. For the BSAV, funding corresponds to the contributions to the beneficiaries’ accounts. Future funding decisions for the

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

Company’s pension plans will be made with due consideration of developments affecting plan assets and pension liabilities, taking into account minimum funding requirements abroad and local tax deductibility.

Pension benefits: Pension benefit payments

      The following overview comprises pension benefits paid out of the principal pension benefit plans during the years ended September 30, 2004 and 2003, and expected pension payments for the next five years and in the aggregate for the five years thereafter (undiscounted):

	Total	Domestic	Foreign

Pension benefits paid
2003	947	686	261
2004	991	715	276
Expected pension payments
2005	1,045	752	293
2006	1,103	804	299
2007	1,156	837	319
2008	1,183	856	327
2009	1,221	888	333
2010-2014	6,583	4,542	2,041

      As pension benefit payments for Siemens’ principal funded pension benefit plans reduce the PBO and plan assets by the same amount, there is no impact on the funded status of such plans.

Other postretirement benefits

      In Germany, employees who entered into the Company’s employment on or before September 30, 1983, are entitled to transition payments for the first six months after retirement equal to the difference between their final compensation and the retirement benefits payable under the corporate pension plan. Certain foreign companies, primarily in the U.S., provide other postretirement benefits in the form of medical, dental and life insurance. The amount of obligations for other postretirement benefits in the form of medical and dental benefits specifically depends on the expected cost trend in the health care sector. To be entitled to such health care benefits participants must contribute to the insurance premiums. Participant contributions are based on specific regulations of cost sharing which are defined in the benefit plans. The Company has the right to adjust the cost allocation at any time, generally this is done on an annual basis. Premiums for life insurance benefits are paid solely by the Company.

      Other postretirement benefits are illustrated in detail in the subsequent sections with regard to:

•	Obligations and funded status,

•	Plan assets,

•	Components of net periodic benefit cost for other postretirement benefits,

•	Assumptions used in the calculation of the PBO and the net periodic benefit cost for other postretirement benefits, and

•	Benefit payments.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

Other postretirement benefits: Obligations and funded status

      The funded status of plan assets and a reconciliation of the funded status to the amounts recognized in the Consolidated Balance Sheets is as follows:

	September 30, 2004			September 30, 2003

	Total	Domestic	Foreign	Total	Domestic	Foreign

Fair value of plan assets	5	—	5	3	—	3
Projected benefit obligations	939	443	496	1,088	482	606

Funded status (plan assets less other postretirement obligations)	(934)	(443)	(491)	(1,085)	(482)	(603)
Unrecognized net (gain) loss	(373)	(274)	(99)	(211)	(221)	10
Unrecognized prior service cost	(11)	—	(11)	(8)	—	(8)
Unrecognized net transition asset	1	—	1	1	—	1

Net amount recognized	(1,317)	(717)	(600)	(1,303)	(703)	(600)

      The following table shows a detailed reconciliation of the changes in the projected benefit obligation for other postretirement benefits for the years ended September 30, 2004 and 2003:

	September 30, 2004			September 30, 2003

	Total	Domestic	Foreign	Total	Domestic	Foreign

Change in projected benefit obligations:
Projected benefit obligation at beginning of year	1,088	482	606	1,150	534	616
Foreign currency exchange rate changes	(31)	—	(31)	(104)	—	(104)
Service cost	44	17	27	42	19	23
Interest cost	60	26	34	66	30	36
Settlements and curtailments	(3)	—	(3)	(29)	—	(29)
Plan participant’s contributions	2	—	2	1	—	1
Plan amendments and other	(4)	7	(11)	(19)	—	(19)
Actuarial (gains) losses, net	(170)	(65)	(105)	58	(62)	120
Acquisitions	10	1	9	—	—	—
Divestments	(2)	(2)	—	(24)	(22)	(2)
Benefits paid	(55)	(23)	(32)	(53)	(17)	(36)

Projected benefit obligation at end of year	939	443	496	1,088	482	606

      Management has concluded that prescription drug benefits available under the plan for U.S. employees are actuarially equivalent to Medicare Part D and thus qualify for the subsidy under the Medicare Act. According to the Act, subsidy receipts will begin in year 2006. For further information see Note 2.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

Other postretirement benefits: Plan assets

      The following table shows the change in plan assets for fiscal 2004 and 2003:

	September 30, 2004			September 30, 2003

	Total	Domestic	Foreign	Total	Domestic	Foreign

Change in plan assets
Fair value of plan assets at beginning of year	3	—	3	13	—	13
Employer contributions	32	—	32	25	—	25
Plan participant’s contributions	2	—	2	1	—	1
Benefits paid	(32)	—	(32)	(36)	—	(36)

Fair value of plan assets at year end	5	—	5	3	—	3

Other postretirement benefits: Components of net periodic benefit cost

      The components of the net periodic benefit cost for other postretirement benefits for the years ended September 30, 2004, 2003 and 2002 are as follows:

	Year ended			Year ended			Year ended
	September 30, 2004			September 30, 2003			September 30, 2002

	Total	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign

Service cost	44	17	27	42	19	23	52	21	31
Interest cost	60	26	34	66	30	36	80	33	47
Amortization of:
Unrecognized prior service cost	(8)	—	(8)	(5)	—	(5)	—	—	—
Unrecognized net gains	(10)	(12)	2	(13)	(7)	(6)	(9)	—	(9)
Net gain due to settlements and curtailments	(2)	—	(2)	(27)	—	(27)	—	—	—

Net periodic benefit cost	84	31	53	63	42	21	123	54	69

      The effect of the Medicare act (Part D) on the foreign net periodic benefit costs as of September 30, 2004 is not significant. For further information see Note 2.

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

      The weighted-average assumptions used in calculating the actuarial values for the postretirement healthcare and life insurance benefits, primarily in the U.S., are as follows:

	Year ended	Year ended	Year ended
	September 30, 2004	September 30, 2003	September 30, 2002

Discount rate	6.5%	6.25%	7.25%
Medical trend rates (initial/ultimate /year):
Medicare ineligible pre-65	10%/5%/2010	8.33%/5%/2007	9.17%/5%/2007
Medicare eligible post-65	10%/5%/2010	8.33%/5%/2007	9.17%/5%/2007
Fixed dollar benefit	4.5%	6%	6%
Dental trend rates (initial/ultimate/year)	6%/5%/2021	6%/5%/2021	6%/5%/2021

      The health care assumptions may be significantly influenced by the expected progression in health care expense. A one-percentage-point change in the health care trend rates would have the following effects on the

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

accumulated postretirement benefit obligation and the service and interest cost as of and for the year ended September 30, 2004:

	September 30, 2004
	One-percentage-point

	increase	decrease

Effect on accumulated postretirement benefit obligation	72	(58)
Effect on total of service and interest cost components	11	(8)

Other postretirement benefits: Benefit payments

      The following overview comprises benefit payments for other postretirement benefits paid out of the principal other defined benefit postretirement plans during the years ended September 30, 2004 and 2003, and expected pension payments for the next five years and in the aggregate for the five years thereafter (undiscounted):

	Total	Domestic	Foreign

Payments for other postretirement benefits
2003	53	17	36
2004	55	23	32
Expected payments for other postretirement benefits
2005	63	34	29
2006	67	37	30
2007	73	42	31
2008	75	43	32
2009	80	47	33
2010-2014	430	257	173

      Since the benefit obligations for other postretirement benefits are generally not funded, such payments will impact the current operating cash flow of the Company.

      There are no expected U.S. subsidy receipts for the years 2004 and 2005 with regard to the Medicare Act. The expected U.S. subsidy receipts for the years 2006-2014 total €22.

22. Other accruals and provisions

	September 30,

	2004	2003

Product warranties	728	523
Asset retirement obligations	478	495
Deferred income	356	288
Other long-term accruals	2,454	2,112

	4,016	3,418

      The Company is subject to asset retirement obligations related to certain tangible long-lived assets. Such asset retirement obligations are primarily attributable to environmental clean-up costs which amounted to €513 and €543, respectively, as of September 30, 2004 and 2003 (thereof non-current portion of €445 and €460, respectively) and to costs associated with the removal of leasehold improvements at the end of the lease term amounting to €39 and €49, respectively as of September 30, 2004 and 2003 (thereof non-current portion of €33 and €35, respectively).

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

      Environmental clean-up costs are mainly related to remediation and environmental protection liabilities which have been accrued for the estimated costs of decommissioning facilities for the production of uranium and mixed-oxide fuel elements in Hanau, Germany (Hanau facilities), as well as in Karlstein, Germany (Karlstein facilities). According to the German Atomic Energy Act, when such a facility is closed, the resulting radioactive waste must be collected and delivered to a government-developed final storage facility. In this regard, the Company has developed a plan to decommission the Hanau and Karlstein facilities in the following steps: clean-out, decontamination and disassembly of equipment and installations, decontamination of the facilities and buildings, sorting of radioactive materials, and intermediate and final storage of the radioactive waste. This process will be supported by continuing engineering studies and radioactive sampling under the supervision of German federal and state authorities. The decontamination, disassembly and sorting activities are planned to continue in Hanau until 2007 and in Karlstein until 2009; thereafter, the Company is responsible for intermediate storage of the radioactive materials until a final storage facility is available. The final location is not expected to be available before approximately 2030. The ultimate costs of the remediation are contingent on the decision of the federal government on the location of the final storage facility and the date of its availability. Consequently, the accrual is based on a number of significant estimates and assumptions. The Company does not expect any recoveries from third parties and did not reduce the accruals for such recoveries. The Company believes that it has adequately provided for this exposure. Prior to the adoption of SFAS 143 on October 1, 2002, liabilities for such obligations were recorded based on estimated future cash flows discounted using a risk-free rate. Therefore, the impact of the adoption of SFAS 143 principally relates to the application of current credit-adjusted risk-free interest rates. The interest rates for the environmental liabilities relating to the decommissioning of the Hanau and Karlstein facilities, ranging from approximately 4% to 5% prior to the adoption of SFAS 143, have been adjusted to a range from approximately 3% to 6%. The rates are determined based on the differing durations of the steps of decommissioning. As of September 30, 2004 and 2003, the accrual totals €513 and €543, respectively, and is recorded net of a present value discount of €1,471, and €1,438, respectively. The total expected payments for each of the next five fiscal years and the total thereafter are €68, €43, €46, €11, €11 and €1,806 (includes €1,753 for the costs associated with final storage in 2033).

      The Company recognizes the accretion of the liability for the Hanau facility using the effective interest method. During the years ended September 30, 2004, 2003 and 2002, the Company recognized €26, €22 and €32, respectively, in accretion expense in Other operating income (expense), net.

      The cumulative effect of initially applying SFAS 143 in fiscal 2003 amounted to a positive €36 (net of income taxes). Had SFAS 143 been applied as of and for the year ended September 30, 2002, the impact on the liability recorded, net income and earnings per share would not have been material.

      The current and non-current portion of asset retirement obligations developed as follows:

	Year ended	Year ended
	September 30,	September 30,
	2004	2003

Aggregate carrying amount as of the beginning of fiscal year (thereof current portion of €97 and €93)	592	692
Effect of adopting SFAS 143, before income taxes	—	(59)
Liabilities incurred in the current period	4	10
Liabilities settled in the current period	(87)	(93)
Accretion expense	28	25
Revision in estimated cash flows	15	17

Aggregate carrying amount as of fiscal year-end (thereof current portion of €74 and €97)	552	592

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

23. Shareholders’ equity

Common stock and Additional paid-in capital

      As of September 30, 2004, the Company’s common stock totaled €2,673 divided into 891,076 thousand shares without par value and a notional value of €3.00 per share. Each share of common stock is entitled to one vote.

      As of September 30, 2003 and 2002, the Company’s common stock totaled €2,673 and €2,671 representing 890,866 thousand shares and 890,374 thousand shares, respectively.

      The following table provides a summary of outstanding capital and the changes in authorized and conditional capital for fiscal years 2004, 2003 and 2002:

	Common stock		Authorized capital		Conditional capital
	(authorized and issued)		(not issued)		(not issued)

	in	in	in	in	in	in
	thousands	thousand	thousands	thousand	thousands	thousand
	of €	shares	of €	shares	of €	shares

As of October 1, 2001.	2,664,690	888,230	772,630	257,543	194,525	64,842
Stock options	413	138	—	—	(413)	(138)
Settlement to former SNI shareholders	19	6	—	—	(19)	(6)
Capital increases	6,000	2,000	(6,000)	(2,000)	—	—

As of September 30, 2002	2,671,122	890,374	766,630	255,543	194,093	64,698
Settlement to former SNI shareholders	1,477	492	—	—	(1,477)	(492)
New approved capital	—	—	250,000	83,334	267,000	89,000
Expired capital	—	—	(300,000)	(100,000)	—	—

As of September 30, 2003.	2,672,599	890,866	716,630	238,877	459,616	153,206
Stock options	195	65	—	—	(195)	(65)
Settlement to former SNI shareholders	433	145	—	—	(433)	(145)
New approved capital	—	—	600,000	200,000	733,528	244,509
Expired capital	—	—	(650,000)	(216,667)	(267,000)	(89,000)

As of September 30, 2004.	2,673,227	891,076	666,630	222,210	925,516	308,505

Capital increases

      In fiscal 2004, 2003 and 2002, common stock increased by €195 thousand, €— and €413 thousand, respectively, through the issuance of 65 thousand, —, and 138 thousand shares, respectively, from the conditional capital to service the stock option plans.

      In fiscal 2004, 2003 and 2002, common stock increased by €433 thousand, €1,477 thousand and €19 thousand, respectively, through the issuance of 145 thousand shares, 492 thousand shares and 6 thousand shares, respectively, from the conditional capital as settlement to former shareholders of Siemens Nixdorf Informationssysteme AG (SNI AG).

      In January 2002, €6 or 2,000,000 shares from Authorized Capital 2001/ II were issued to an underwriter, repurchased and subsequently offered for sale to employees with respect to the Company’s employee share program (see also Treasury stock below).

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

Authorized and conditional capital

      On September 30, 2004, the authorized but unissued capital of the Company totaled €667 or 222,210 thousand common shares.

      On September 30, 2003 and 2002, the authorized but unissued capital of the Company totaled €717 and €767 or 238,877 thousand and 255,543 thousand common shares, respectively.

      Authorized Capital 2001/ I of €400 (representing 133 million shares) and Authorized Capital 2003 of €250 (representing 83 million shares) were replaced by resolution of the Annual Shareholders’ Meeting on January 22, 2004. The Company’s shareholders authorized the Managing Board with the approval of the Supervisory Board to increase the capital stock by up to €600 through the issuance of up to 200 million new shares against cash contributions and/or contributions in kind (Authorized Capital 2004). The Managing Board is authorized to determine, with the approval of the Supervisory Board, the further content of the rights embodied in the shares and the conditions of the share issue. The Managing Board is authorized, with the approval of the Supervisory Board, to exclude pre-emptive rights of shareholders in the event of capital increases against contributions in kind and in certain pre-stipulated circumstances against cash. The Authorized Capital 2004 will expire on January 21, 2009.

      By resolution of the Annual Shareholders’ Meeting on January 22, 2004, Conditional Capital 2003 of €267 (representing 89 million shares) was terminated. The Company’s shareholders authorized the Managing Board to issue bonds in an aggregate principal amount of up to €11,250 with conversion rights (convertible bonds) or with warrants entitling the holders to subscribe to up to 200 million new shares of Siemens AG, representing a pro rata amount of up to €600 of the capital stock. Since the Conditional Capital 2003 has partly been utilized, the new Conditional Capital 2004 permits the issuance of shares under the new authorization and the issuance of shares to service bonds issued under the old authorization. Therefore, total Conditional Capital 2004 allows the issuance of up to €734 representing 244,509 thousand shares of Siemens AG. The authorization will expire on January 21, 2009.

      Authorized Capital 1998 of €90 and Authorized Capital 1999 of €210 were replaced by resolution of the Annual Shareholders’ Meeting on January 23, 2003. The Company’s shareholders authorized the Managing Board with the approval of the Supervisory Board to increase the common stock by up to €250 through the issuance of up to 83,333,334 shares for which the shareholders’ pre-emptive rights are excluded since these shares will be issued against contribution in kind (Authorized Capital 2003). The Authorized Capital 2003 was to expire on January 22, 2008. As mentioned above, Authorized Capital 2003 was replaced by resolution of the Annual Shareholders’ Meeting on January 22, 2004.

      On February 22, 2001, the Company’s shareholders authorized the Managing Board with the approval of the Supervisory Board to increase the common stock by up to €400 through the issuance of up to 133,333,334 shares for offer to existing shareholders until February 1, 2006 (Authorized Capital 2001/ I). The Managing Board, with the approval of the Supervisory Board, was authorized to increase the common stock by up to €75 through the issuance of up to 25,000,000 shares until February 1, 2006. The shareholders’ preemptive rights were excluded since these shares were intended to be offered for sale to employees (Authorized Capital 2001/ II). As mentioned above, Authorized Capital 2001/ I was replaced by resolution of the Annual Shareholders’ Meeting on January 22, 2004.

      By resolution of the Annual Shareholders’ Meeting on January 23, 2003, the Managing Board is authorized to issue bonds in an aggregate principal amount of up to €5 billion with conversion rights (convertible bonds) or with warrants entitling the holders to subscribe to new shares of Siemens AG. The authorization will expire on December 31, 2007. The shareholders also approved conditional share capital of €267 for the issuance of up to 89,000,000 shares to service the exercise of the conversion or option rights of holders of these convertible bonds

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

or warrants attached to these bonds (Conditional Capital 2003). As mentioned above, Conditional Capital 2003 was terminated by resolution of the Annual Shareholders’ Meeting on January 22, 2004.

      By resolution of the Annual Shareholders’ Meeting on February 22, 2001, conditional share capital of €147 was approved to service the 2001 Siemens Stock Option Plan (Conditional Capital 2001). In addition, conditional capital of €45 was approved by the Company’s shareholders to service the 1999 Siemens Stock Option Plan and the 2001 Siemens Stock Option Plan (Conditional Capital 1999).

      As of September 30, 2004, 2003 and 2002 conditional capital of €0.6, €1 and €2.5, respectively, provides for the settlement offered to former shareholders of SNI AG who had not tendered their SNI share certificates.

      Conditional capital to service the 2001 and 1999 Siemens Stock Option Plan amounts to €191, €192 and €192 as of September 30, 2004, 2003 and 2002, respectively.

      Conditional capital provided to service the issuance of bonds with conversion rights or warrants amounts to €734, €267 and €— as of September 30, 2004, 2003 and 2002, respectively.

Treasury stock

      On January 22, 2004, the Company’s shareholders authorized the Company to repurchase up to 10% of the €2,673 common stock.

      In fiscal 2004, Siemens repurchased a total of 1,702,776 shares (representing €5 or 0.2% of common stock) at an average price of €62.24 per share in addition to the 1,184 shares of treasury stock held at beginning of the fiscal year. Of these shares, 1,703,710 (representing €5 or 0.2% of common stock) were sold to employees. The majority of these shares was sold to employees at a preferential price of €40.90 per share during the second quarter of fiscal 2004. As of September 30, 2004, 250 shares of stock remained in treasury with a carrying amount of €15 thousand.

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

      In fiscal 2002, Siemens repurchased 2,297,574 shares, including the 2,000,000 shares relating to the capital increase from Authorized Capital 2001/ II and (representing €7 or 0.3% of common stock), at an average price of €72.86 per share in addition to the 1,116 shares of treasury stock held at the beginning of the fiscal year. Of these shares 2,248,826 were sold to employees, a majority of which was offered for sale to employees at a preferential price of €40.39 per share. As of September 30, 2002, 49,864 shares of stock remained in treasury with a carrying amount of €4.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

Accumulated other comprehensive income (loss)

      The changes in the components of other comprehensive income are as follows:

	Year ended September 30,

	2004			2003			2002

		Tax			Tax			Tax
	Pretax	effect	Net	Pretax	effect	Net	Pretax	effect	Net

Changes in unrealized gains (losses) on securities:
Unrealized holding gains (losses) for the period	218	(79)	139	334	(87)	247	(368)	128	(240)
Reclassification adjustments for (gains) losses included in net income	(75)	13	(62)	25	(4)	21	4	(3)	1

Net unrealized gains (losses) on available-for-sale securities	143	(66)	77	359	(91)	268	(364)	125	(239)
Changes in unrealized gains (losses) on derivative financial instruments:
Unrealized gains (losses) on derivative financial instruments	73	(33)	40	179	(68)	111	110	(43)	67
Reclassification adjustments for (gains) losses included in net income	(111)	43	(68)	(141)	54	(87)	(51)	20	(31)

Net unrealized gains (losses) on derivative financial instruments	(38)	10	(28)	38	(14)	24	59	(23)	36
Minimum pension liability	1,397	(532)	865	(1,477)	499	(978)	(2,324)	906	(1,418)
Foreign-currency translation adjustment	(249)	—	(249)	(695)	—	(695)	(533)	—	(533)

	1,253	(588)	665	(1,775)	394	(1,381)	(3,162)	1,008	(2,154)

Miscellaneous

      Under the German Stock Corporation Act, the amount of dividends available for distribution to shareholders is based upon the earnings of Siemens AG as reported in its statutory financial statements determined in accordance with the German Commercial Code (Handelsgesetzbuch). During the fiscal year ended September 30, 2004, Siemens AG management distributed an ordinary dividend of €978 (€1.10 per share) of the 2003 earnings of Siemens AG as a dividend to its shareholders. During the years ended September 30, 2003 and 2002, Siemens AG management distributed €888 (€1.00 per share) of the 2002 earnings and €888 (€1.00 per share) of the 2001 earnings of Siemens AG as a dividend to its shareholders.

24. Commitments and contingencies

Guarantees and other commitments

      The following table presents the undiscounted amount of maximum potential future payments for each major group of guarantee:

	September 30,

	2004	2003

Guarantees
Credit guarantees	341	515
Guarantees of third-party performance	370	559
Other guarantees	525	704

	1,236	1,778

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

      Credit guarantees cover the financial obligations of third parties in cases where Siemens is the vendor and/or contractual partner. These guarantees generally provide that in the event of default or non-payment by the primary debtor, Siemens will be required to pay such financial obligations. In addition, Siemens provides credit guarantees generally as credit-line guarantees with variable utilization to associated and related companies. The maximum amount of these guarantees is subject to the outstanding balance of the credit or, in case where a credit line is subject to variable utilization, the nominal amount of the credit line. These guarantees usually have terms of between one year and five years. Except for statutory recourse provisions against the primary debtor, credit guarantees are generally not subject to additional contractual recourse provisions. As of September 30, 2004 and 2003, the Company has accrued €82 and €125, respectively, relating to credit guarantees.

      Furthermore, Siemens issues Guarantees of third-party performance, which include performance bonds and guarantees of advanced payments in cases where Siemens is the general or subsidiary partner in a consortium. In the event of non-fulfillment of contractual obligations by the consortium partner(s), Siemens will be required to pay up to an agreed-upon maximum amount. These agreements span the term of the contract, typically ranging from three months to five years. Generally, consortium agreements provide for fallback guarantees as a recourse provision among the consortium partners. No significant liability has been recognized in connection with these guarantees.

      Other guarantees include indemnifications issued in connection with dispositions of business entities. Such indemnifications protect the buyer from tax, legal and other risks related to the purchased business entity. As of September 30, 2004 and 2003, the total accruals for Other guarantees amounted to €156 and €196, respectively.

      As of September 30, 2004, future payment obligations under non-cancellable operating leases are as follows:

2005	628
2006	494
2007	399
2008	311
2009	258
Thereafter	773

      Total operating rental expense for the years ended September 30, 2004, 2003 and 2002 was €769, €530 and €328, respectively.

      As of September 30, 2004 and 2003, the Company has commitments to make capital contributions of €212 and €256, respectively, to other companies.

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

25.	Derivative instruments and hedging activities

      As part of the Company’s risk management program, a variety of derivative financial instruments are used to reduce risks resulting primarily from fluctuations in foreign-currency exchange rates and interest rates, as well as to reduce credit risks. The following is a summary of Siemens’ risk management strategies and the effect of these strategies on the Consolidated Financial Statements.

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

      Cash flow hedges—Changes in fair value of forward exchange contracts that were designated as foreign-currency cash flow hedges are recorded in AOCI as a separate component of shareholders’ equity. During the years ended September 30, 2004, 2003 and 2002, net gains of €21, €40 and €—, respectively, were reclassified from AOCI into cost of sales because the occurrence of the related hedged forecasted transaction was no longer probable. During the years ended September 30, 2004, 2003 and 2002, net gains (losses) of €1, €5 and €(3), respectively, were recognized in cost of sales representing hedge ineffectiveness of derivative contracts.

      It is expected that €64 of net deferred gains in AOCI will be reclassified into earnings during the year ended September 30, 2005 when the hedged forecasted foreign-currency denominated sales and purchases occur.

      As of September 30, 2004, the maximum length of time over which the Company is hedging its future cash flows associated with foreign-currency forecasted transactions is 58 months.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

      Fair value hedges—As of September 30, 2004 and 2003, the Company hedged firm commitments using forward exchange contracts that were designated as foreign-currency fair value hedges of future sales related primarily to the Company’s project business and, to a lesser extent, purchases. As of September 30, 2004 and 2003, the hedging transactions resulted in the recognition of an Other current asset of €20 and €21, respectively and Other current liability of €33 and €25, respectively, for the hedged firm commitments, whose changes in fair value were charged to cost of sales. Changes in fair value of the derivative contracts were also recorded in cost of sales. During the year ended September 30, 2003, a net loss of €13 was recognized in cost of sales because the hedged firm commitment no longer qualified as a fair value hedge. No such gains or losses were recorded in fiscal 2004. During the year ended September 30, 2004, a net gain of €1 representing hedge ineffectiveness was recognized in cost of sales. No such gains and losses were recorded in fiscal 2003 and 2002.

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

          Fair value hedges of fixed-rate debt obligations

      Under the interest rate swap agreements outstanding during the years ended September 30, 2004 and 2003, the Company agrees to pay a variable rate of interest multiplied by a notional principle amount, and receive in return an amount equal to a specified fixed rate of interest multiplied by the same notional principal amount. These interest rate swap agreements offset an impact of future changes in interest rates on the fair value of the underlying fixed-rate debt obligations. The interest rate swap contracts are reflected at fair value in the Company’s Consolidated Balance Sheet and the related portion of fixed-rate debt being hedged is reflected at an amount equal to the sum of its carrying amount plus an adjustment representing the change in fair value of the debt obligations attributable to the interest rate risk being hedged. Changes in the fair value of interest rates swap contracts, and the offsetting changes in the adjusted carrying amount of the related portion of fixed-rate debt being hedged, are recognized as adjustments to the line item Income (expense) from financial assets and

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

marketable securities, net in the Consolidated Statements of Income. Net cash receipts and payments relating to such interest rate swap agreements are recorded to interest expense.

      The Company had interest rate swap contracts to pay variable rates of interest (average rate of 2.3% as of September 30, 2004 and 2003) and received fixed rates of interest (average rate of 4.9% as of September 30, 2004 and 2003). The notional amount of indebtedness hedged as of September 30, 2004 and 2003 was €4,746 and €5,153, respectively. This resulted in 55% and 52% of the Company’s underlying notes and bonds being subject to variable interest rates as of September 30, 2004 and 2003, respectively. The notional amounts of these contracts mature at varying dates based on the maturity of the underlying hedged items. The net fair value of interest rate swap contracts used to hedge indebtedness as of September 30, 2004 and 2003 was €251 and €309, respectively. During the years ended September 30, 2004, 2003 and 2002, net gains of €15, €13 and €2, respectively, on the interest rate swaps were recognized in Income (expense) from financial assets and marketable securities, net representing hedge ineffectiveness.

          Cash flow hedges of revolving term deposits

      During the year ended September 30, 2004, the Company applied cash flow hedge accounting for a revolving term deposit. Under the interest rate swap agreements entered, the Company agrees to pay a variable rate of interest multiplied by a notional principle amount, and to receive in return an amount equal to a specified fixed rate of interest multiplied by the same notional principal amount. These interest rate swap agreements offset the effect of future changes in interest payments of the underlying variable-rate term deposit. The interest rate swap contracts are reflected at fair value and the effective portion of changes in fair value of the interest rate swap contracts that were designated as cash flow hedges are recorded in AOCI as a separate component of shareholders’ equity. During the year ended September 30, 2004, there was no hedge ineffectiveness.

Credit risk management

      Siemens Financial Services uses credit default swaps to protect from credit risks stemming from its receivables purchase business. The credit default swaps are classified as derivatives under SFAS 133.

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

      As of September 30, 2004 and 2003, the fair value of derivative financial instruments amounted to €489 and €757, respectively, which was recorded on the Consolidated Balance Sheets in Other current assets amounting to €693 and €1,020, respectively, and Other current liabilities in the amount of €204 and €263, respectively.

Non-derivative financial instruments

      The fair values for non-derivative financial instruments are determined as follows: Fair value of cash and cash equivalents, short-term receivables, accounts payable, additional liabilities and commercial paper and borrowings under revolving credit facilities approximate their carrying amount due to the short-term maturities of these instruments.

Financial assets and securities

      Fair values for marketable securities and publicly traded, long-term equity investments are derived from quoted market prices. It is not practicable to estimate the fair value of the Company’s long-term investments which are not publicly traded, as there are no readily available market prices. The following table presents the fair value (if readily available) and carrying amount of long-term investments:

	September 30,

	2004	2003

Fair value	4,293	7,049
Carrying amount	4,122	5,992

Financing receivables

      Long-term fixed-rate and variable-rate receivables are evaluated by the Company based on parameters such as interest rates, specific country risk factors, individual creditworthiness of the customer and the risk characteristics of the financed project. Based on this evaluation, allowances are taken to account for the expected losses of these receivables. As of September 30, 2004 and 2003, the carrying amounts of such receivables, net of allowances, approximates their fair value.

Debt

      The fair value of debt is estimated by discounting future cash flows using rates currently available for debt of similar terms and remaining maturities. As of September 30, 2004 and 2003, the fair value and carrying amount of debt is as follows:

	September 30,

	2004	2003

Fair value	11,663	13,533
Carrying amount	11,219	13,178

27.	Stock-based compensation

      As of October 1, 2003, the Company adopted the fair value recognition provisions of SFAS 123, Accounting for Stock-Based Compensation using the prospective method set forth in SFAS 148, Accounting for Stock-Based Compensation—Transition and Disclosure for all awards granted, modified or settled after October 1, 2003.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

Awards granted before October 1, 2003 continue to be accounted for under the recognition and measurement provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations.

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

      Under the 1999 Plan, the exercise price is equal to the average market price of Siemens’ stock during the five days preceding the date the options were granted. The options are exercisable within the five years following a holding period of two years if Siemens AG stock price outperforms the Dow Jones Stoxx-Index by at least two percentage points on five consecutive days. This percentage applies to the first year of the five-year option exercise period, and increases by 0.5 percentage points in each subsequent year. As a result of such performance requirements, the plan has been accounted for as a variable plan under APB Opinion No. 25.

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

          Description of plans—2001 Siemens Stock Option Plan

      At the Annual Shareholders’ Meeting on February 22, 2001, shareholders authorized Siemens AG to establish the 2001 Siemens Stock Option Plan, making available up to 55 million options. Compared to the 1999 Plan, the number of eligible recipients is significantly larger. The option grants are subject to a two-year vesting period, after which they may be exercised for a period of up to three years. The exercise price is equal to 120% of the reference price, which corresponds to the average opening market price of Siemens AG during the five trading days preceding the date of the stock option grant. However, an option may only be exercised if the trading price of the Company’s shares reaches a performance target which is equal to the exercise price at least once during the life of the option. The terms of the plan allow the Company, at its discretion upon exercise of the option, to offer optionees settlement of the options in either newly issued shares of common stock of Siemens AG from the Conditional Capital reserved for this purpose, treasury stock or cash. The alternatives offered to optionees are determined by the Managing Board in each case as approved by the Supervisory Board. Compensation in cash shall be equal to the difference between the exercise price and the opening market price of the Company’s stock on the day of exercising the stock options. As a result of its design, the new plan has no income effect under APB Opinion No. 25 in the case of settlement in shares due to the fact that the exercise price is also the performance target. Any settlements in cash would be recorded as compensation expense.

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

      The issuance of stock options to members of the Managing Board on or after October 1, 2003, is subject to the proviso that the Supervisory Board may restrict the stock option exercise in the event of extraordinary,

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

unforeseen changes in the market price of the Siemens share. Those restrictions may reduce the number of options exercisable by each Board Member, provide for an exercise in cash for a constricted amount only, or suspend the exercise of the option until the extraordinary effects on the share price have ceased. The fair value of the awards has not been adjusted for effects resulting from such restrictions. Reasonable estimates cannot be made until it is probable that such adverse events will occur. Since it is not possible to reasonably estimate the fair value of those options at the grant date, compensation costs are determined based on the current intrinsic value of the option until the date at which the number of shares to which a Board member is entitled and the exercise price are determinable. Upon that date, fair value will be determined in accordance with the fair value recognition provisions of SFAS 123, Accounting for Stock-Based Compensation based on an appropriate fair value option pricing model.

      In November 2003, the Supervisory Board and Managing Board granted options to 5,625 key executives for 8,678,752 shares with an exercise price of €73.25 of which options for 262,500 shares were granted to the Managing Board. In November 2002, the Supervisory Board and Managing Board granted options to 5,814 key executives for 9,397,005 shares with an exercise price of €53.70 of which options for 345,000 shares were granted to the Managing Board. In December 2001, the Supervisory Board and the Managing Board granted options exercisable to 5,413 key executives under the 2001 Siemens Stock Option Plan for 7,357,139 shares with an exercise price of €87.19 of which options exercisable for 151,000 shares were granted to the Managing Board.

	Year ended September 30,

	2004		2003		2002

		Weighted average		Weighted average		Weighted average
	Options	exercise price	Options	exercise price	Options	exercise price

Outstanding, beginning of period	20,410,876	€69.82	11,648,767	€82.85	4,963,672	€76.01
Granted	8,678,752	€73.25	9,397,005	€53.70	7,357,139	€87.19
Options exercised	(65,063)	€57.73	—	—	(139,826)	€57.73
Options forfeited	(970,239)	€71.18	(634,896)	€70.28	(532,218)	€85.77

Outstanding, end of period	28,054,326	€70.86	20,410,876	€69.82	11,648,767	€82.85

Exercisable, end of period	10,804,159	€82.91	4,573,058	€76.36	1,617,899	€57.73

      The following table summarizes information on stock options outstanding and exercisable at September 30, 2004:

Options outstanding				Options exercisable

		Weighted average	Weighted
	Options	remaining life	average	Number	Weighted average
Exercise prices	outstanding	(years)	exercise price	exercisable	exercise price

€53.70	8,764,835	3	€53.70	—	—
€57.73	1,477,522	2	€57.73	1,477,522	€57.73
€73.25	8,485,332	4	€73.25	—	—
€86.23	2,875,434	3	€86.23	2,875,434	€86.23
€87.19	6,451,203	2	€87.19	6,451,203	€87.19

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

          Fair value information

      The Company’s determination of the fair value of grants is based on the Black-Scholes option pricing model. The fair value of grants made during the years ended September 30, 2004, 2003 and 2002, are as follows:

	Assumptions at grant date

	2004	2003	2002

Risk-free interest rate	3.22%	3.31%	4.12%
Expected dividend yield	1.80%	2.23%	1.41%
Expected volatility	31.85%	53.49%	62.55%
Expected option life	3 yrs.	3 yrs.	4 yrs.
Estimated weighted average fair value per option	€9.62	€9.80	€23.36
Fair value of total options granted during fiscal year	€81	€92	€172

      The Black-Scholes option valuation model was developed for use in estimating the fair values of options that have no vesting restrictions. Option valuation models require the input of highly subjective assumptions including the expected stock price volatility. The Company’s stock options may have characteristics that vary significantly from traded options and changes in subjective assumptions can materially affect the fair value of the option.

          Employee share purchase plan

      During the years ended September 30, 2004, 2003 and 2002, the Company incurred compensation expense (before income taxes) of €35, €46 and €73, respectively, related to the sale of repurchased shares to employees.

          Stock appreciation rights

      Supervisory Board members receive stock appreciation rights under the same conditions as the Siemens Stock Option Plans (for further information see Note 29).

      Additionally, where local regulations restrict the grants of stock options in certain jurisdictions, the Company grants stock appreciation rights to employees. In fiscal 2004, 206,050 stock appreciation rights, which allow settlement in cash only, were granted at an exercise price of €73.25 under the same conditions as the 2001 Siemens Stock Option Plan. In fiscal 2004, 7,200 stock appreciation rights were forfeited resulting in 198,850 stock appreciation rights outstanding as of September 30, 2004.

28.	Personnel costs

	Year ended September 30,

	2004	2003	2002

Wages and salaries	20,553	20,740	22,639
Statutory social welfare contributions and expenses for optional support payments	3,465	3,573	3,592
Expenses relating to pension plans and employee benefits	1,422	1,439	964

	25,440	25,752	27,195

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

      The average number of employees in fiscal year 2004 and 2003 was 419,200 and 419,300, respectively. Part-time employees are included on a proportionate basis rather than being counted as full units. The employees were engaged in the following activities:

	September 30,

	2004	2003

Manufacturing	186,300	184,900
Sales and marketing	139,400	132,100
Research and development	43,600	45,700
Administration and general services	49,900	56,600

	419,200	419,300

29. Additional information relating to Board members

      The following remuneration regarding the stock-based compensation of the Supervisory and Managing Boards was recorded in the respective fiscal year and is dependent on the applied accounting principles relevant for that year. As of October 1, 2003, Siemens adopted the fair value recognition provisions of SFAS No. 123 for all awards granted after that date. Stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the service period under the fair value recognition provisions of SFAS No. 123. For stock options issued before October 1, 2003, the Company has elected to apply APB Opinion No. 25 and related Interpretations.

      In accordance with the related accounting principles the valuation of Stock Appreciation Rights (SAR’s) granted to members of the Supervisory Board is based on the intrinsic value at fiscal year-end. Stock options awarded to members of the Managing Board under the 1999 Siemens Stock Option Plan are also recorded at their intrinsic value. Stock options granted under the 2001 Siemens Stock Option Plan before October 1, 2003, have no income effect upon the occurrence of share settlement. Due to a cap placed on stock options granted to Managing Board members for stock options granted after October 1, 2003, their valuation also depends on their intrinsic value.

          Supervisory Board

      The remuneration of members of the Supervisory Board was set at the Annual Shareholders’ Meeting through shareholder approval of a proposal by the Managing and Supervisory Boards and is set out in § 17 of the Articles of Association of Siemens AG. The remuneration includes a fixed component, a variable, dividend-dependent component and a stock-based compensation component. Accordingly, the fixed compensation of each Supervisory Board member is €6 thousand, and the dividend-dependent compensation is €3.5 thousand for each 5 cent dividend distributed per share in excess of 20 cent. The Chairman of the Supervisory Board receives twice the standard compensation rate of an ordinary member and each Deputy Chairman receives 1.5 times the standard compensation rate. The Chairman of the Audit Committee receives an additional 100 percent and each remaining member of the Audit Committee an additional 50 percent of the standard compensation rate. In addition, each member of the Supervisory Board receives annually 1,500 SAR’s granted and exercisable on the same terms as options issued under the Siemens stock option plan in effect.

      The fixed component of the remuneration of the members of the Supervisory Board amounts to €0.2, €0.2 and €0.1 for the years ended September 30, 2004, 2003 and 2002, respectively. The variable component amounts to €1.8 (fiscal 2003 and 2002: €1.6 and €1.2, respectively) at a dividend rate of €1.25 per share.

      In November 2003, each member of the Supervisory Board received 1,500 SAR’s granted under the same conditions as under the 2001 Siemens Stock Option Plan, which had a fair value as of the grant date of €9.62 per

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

SAR totaling €0.3 in fiscal 2004 (fiscal 2003 €9.80 per SAR totaling €0.3 and 2002 €23.36 per SAR totaling €0.7), determined using the Black-Scholes option pricing model. Since the intrinsic value was zero for all SAR’s outstanding at the end of September 30, 2004, 2003 and 2002, no compensation cost for the stock-based compensation of members of the Supervisory Board was recognized in the reported fiscal years.

      Including the stock-based compensation expense the total remuneration of the members of the Supervisory Board amounted to €2.0, €1.8 and €1.3 for the years ended September 30, 2004, 2003 and 2002.

      An existing agreement with Mr. Peter von Siemens was renewed after the Annual Shareholders’ Meeting 2003 with unchanged terms and conditions under which Mr. Peter von Siemens, as a member of the founder’s family, is entitled to reimbursement of expenses and the provision of a company car and secretarial services for representing the Company at official events in Germany and abroad and in various associations.

      During the last three fiscal years there have been no loans outstanding to members of the Supervisory Board.

          Managing Board

      The Chairman’s Committee of the Supervisory Board is responsible for determining the remuneration of the members of the Managing Board. The remuneration takes into consideration the Company’s size and global presence, its economical and financial position, and the level and structure of the managing board compensation at peer group companies in Germany and abroad. Furthermore, the remuneration is performance related and has three components: a fixed compensation, a variable bonus, and a stock-based compensation. A significant portion of the goals for the members of the Corporate Executive Committee is tied to company-wide EVA performance while for the remaining members of the Managing Board their financial goals depend primarily on the performance of the Group led by them. One-half of the variable bonus is paid as an annual bonus while the other half is granted as a long-term bonus (LT bonus). The annual bonus is contingent upon achieving the EVA target established for the fiscal year. The LT bonus depends on the average attainment of EVA targets over a three-year period. As additional stock-based compensation, members of the Managing Board receive stock options under the Siemens stock option plans authorized by the Annual Shareholders’ Meeting and stock awards. The number granted for each member of the Managing Board is performance-related and determined annually. For further information relating to the conditions of the Siemens stock option plans, see Note 27.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

      Remuneration of the Managing Board comprised the following:

	2004	2003	2002

Cash compensation
thereof salary	8.5	6.5	4.9
thereof annual bonus(1)	10.9	12.6	9.8
thereof LT bonus cash portion(1)	6.4	7.2	3.0
thereof other(2)	1.0	1.2	0.7
thereof additional payment for the acquisition of shares of Siemens AG(3)	—	—	0.1
Stock-based compensation
thereof stock awards from LT bonus(1)	3.9	0.7	—
thereof other stock awards(1)	—	—	—
thereof stock options	0.1	—	0.6

Total	30.8	28.2	19.1

(1)	Annual bonus and LT-bonus are recorded in income of the fiscal year in which members of the Managing Board have rendered the related service. Since fiscal year 2003, only a part of the LT-bonus is paid in cash. The remainder is granted in the form of a commitment to transfer shares of Siemens AG (stock awards) which will be settled four years after the commitment is made. Under the stock award agreement, the eligible grantees will receive a corresponding number of Siemens shares without additional payment. Other stock awards will be granted to members of the Managing Board first in fiscal year 2005.

(2)	Non-cash benefits in the form of company cars, subsidized insurance, accommodation and moving expenses.

(3)	Additional payment for the acquisition of shares of Siemens AG for the year ended September 30, 2002 relates to the remaining amount of fiscal 2001 remuneration component for the immediate acquisition of a total of 775 shares under the condition that each board member, within a period of 18 months, buys the same number of shares on his own account, and that each board member pays any taxes and other levies associated with the initial payment. These shares are subject to a holding period until the holder leaves the Managing Board.

     In fiscal year 2004, 2003 and 2002, respectively, the members of the Managing Board received 262,500, 345,000 and 151,000 stock options under the 2001 Siemens Stock Option Plan. The fair value per option at grant date calculated using the Black-Scholes option pricing model was €9.62 totaling €2.5 in fiscal 2004, €9.80 totaling €3.4 in fiscal 2003, and €23.36 totaling €3.5 in fiscal 2002. Since the LT-bonus is partly settled in the form of a commitment to transfer shares, 70,592 and 11,717 stock awards were granted for fiscal year 2004 and 2003, respectively.

      Pension commitments. Pension commitments up to and including fiscal year 2004, were made on a defined benefit basis, corresponding to a percentage to the fixed compensation component.

      With the realignment of the German pension plan of Siemens AG into a new plan (BSAV), whose benefits are based largely on contributions made by the Company, the present system of defined benefits for Managing Board members was replaced with effect from October 1, 2004 by a contribution-based system. Benefits earned until September 30, 2004 are not affected. The amount of the contributions for the BSAV is determined by the Chairman’s Committee of the Supervisory Board.

      Pension commitments to current members of the Managing Board are covered by Siemens AG. As of September 30, 2004, 2003 and 2002, accruals of €46.3, €42.3 and €37.0, respectively, have been recorded. Such amounts are included in the amounts disclosed in Note 21.

      Former members of the Managing Board and their surviving dependents received pensions and transitional payments of €13.5, €12.5 and €11.2 for the years ended September 30, 2004, 2003 and 2002, respectively. Members of the Managing Board who were appointed to the Managing Board before October 1, 2002, have the contractually accorded right to receive transitional payments after leaving the Managing Board. The transitional

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

payments generally amount to the fixed salary of the year of resignation and the average of variable bonus paid for the last three fiscal years before resignation. In single cases, the transitional payments equal a one-year target compensation. If a member of the Managing Board resigns early from office, the member has the right to receive a severance payment which amounts to the target compensation for the remaining contractual term of office.

      Pension commitments to former members of the Managing Board and their surviving dependents are also covered by Siemens AG. As of September 30, 2004, 2003 and 2002, accruals of €102.2, €106.4 and €106.2, respectively, have been recorded. Such amounts are included in the amounts disclosed in Note 21.

      In the past three years there have been no loans outstanding to members of the Managing Board.

Stock ownership by members of the Managing and Supervisory Boards

      As of October 15, 2004, members of the Managing Board held 1,000,014 Siemens shares and stock options on Siemens shares, representing 0.112% percent of the capital stock of Siemens AG. On October 15, 2004, members of the Supervisory Board held 18,824 Siemens shares and stock options on Siemens shares, representing 0.002 percent of the capital stock of Siemens AG. These figures do not include 16,364,977 shares, or 1.8 percent of the capital stock, that are held by the von Siemens-Vermögensverwaltungs GmbH (vSV)— a German limited liability entity that functions much like a trust— and 38,685,250 shares, or some 4.3 percent of the capital stock, over which the vSV has voting control under a power of attorney. Mr. Peter von Siemens is authorized to vote these shares as a representative of the founder’s family.

      Pursuant to § 15a of the German Securities Trading Act (WpHG) (in effect during the reporting period), members of the Managing and Supervisory Boards were required to disclose significant purchases or sales of shares of Siemens AG. In fiscal 2004, no such transactions were reported.

Directors and officers (D&O) liability insurance

      The members of the governing bodies of Siemens AG and all board members of its domestic and foreign subsidiaries are indemnified by Siemens AG or its subsidiaries against third-party liability claims to the extent permissible by law. For this purpose, the Company provides a group insurance policy for board and committee members and employees of the Siemens organization which is taken out for one year and renewed annually. The insurance covers the personal liability of the insured in the case of a financial loss associated to employment functions. There is no deductible in terms of Section 3.8, paragraph 2, of the German Corporate Governance Code. It is not considered appropriate in the case of a group insurance policy to differentiate between members of the Supervisory and Managing Boards of Siemens AG and high-level personnel of its subsidiaries. Furthermore, such a deductible is not common practice outside of Germany.

Related party transactions

      Certain of the Managing and Supervisory board members of Siemens AG hold or in the last fiscal year have held positions of significant responsibility with other entities. The Company has relationships with almost all of these entities in the ordinary course of business, whereby it buys and sells a wide variety of products and services at arm’s length. Significant are the relationships with Deutsche Bank AG. Dr. Josef Ackermann is the Spokesman of the Managing Board of Deutsche Bank AG. The Company’s transactions with Deutsche Bank AG include securities underwritings, other investment banking services, and credit, money market and foreign exchange business.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

30. Earnings per share

	Year ended September 30,

	2004	2003	2002

	(shares in thousands)
Net income	3,405	2,445	2,597
Plus: interest on dilutive convertible debt securities	21	—	—

Net income plus effect of assumed conversion	3,426	2,445	2,597
Weighted average shares outstanding—basic	890,705	889,988	889,539
Effect of dilutive convertible debt securities and stock options	45,510	—	92

Weighted average shares outstanding—diluted	936,215	889,988	889,631
Basic earnings per share	3.82	2.75	2.92
Diluted earnings per share	3.66	2.75	2.92

      In June 2003, the Company issued €2.5 billion of convertible notes (see Note 20). The conversion condition was met in the first quarter of fiscal 2004, and the dilutive effect of potential common shares has been incorporated in determining diluted earnings per share.

      Fiscal 2003 earnings per share amounts are reported after cumulative effects of a change in accounting principle. Basic earnings per share and diluted earnings per share before cumulative effects of a change in accounting principle amounted to €2.71 and €2.71, respectively, for the year ended September 30, 2003.

31. Segment information

      Siemens has fifteen reportable segments (referred to as Groups) reported among the components used in Siemens’ financial statement presentation (see Note 1). The Groups are organized based on the nature of products and services provided.

      Within the Operations component, Siemens has thirteen Groups which involve manufacturing, industrial and commercial goods, solutions and services in areas more or less related to Siemens origins in the electrical business. Also included in Operations are operating activities not associated with a Group, which are reported under Other Operations (see below), as well as other reconciling items discussed in Reconciliation to financial statements below.

      The Financing and Real Estate component includes the Groups SFS and SRE. The Eliminations, reclassifications and Corporate Treasury component separately reports the consolidation of transactions among Operations and Financing and Real Estate, as well as certain reclassifications and the activities of the Company’s Corporate Treasury.

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

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

Operations

      The Managing Board is responsible for assessing the performance of the Operations Groups. The Company’s profitability measure for its Operations Groups is earnings before financing interest, certain pension costs, and income taxes (Group profit) as determined by the Managing Board as the chief operating decision maker (see discussion below). Group profit excludes various categories of items which are not allocated to the Groups since the Managing Board does not regard such items as indicative of the Groups’ performance. Group profit represents a performance measure focused on operational success excluding the effects of capital market financing issues.

      Financing interest is any interest income or expense other than interest income related to receivables from customers, from cash allocated to the Groups and interest expense on payables to suppliers. Financing interest is excluded from Group profit because decision-making regarding financing is typically made centrally by Corporate Treasury.

      Similarly, decision-making regarding essential pension items is done centrally. As a consequence, Group profit includes only amounts related to the service cost of pension plans, while all other pension related costs (including charges for the German pension insurance association and plan administration costs) are included in the line item Corporate items, pensions and eliminations. Until September 30, 2003, only service costs of foreign pension plans were allocated to the Groups. Beginning October 1, 2003, management decided to also allocate directly attributable service costs of domestic pension plans to the Groups. Group profit of the Operations Groups and Income before income taxes of Financing and Real Estate, as well as the line item Corporate items, pensions and eliminations would have amounted to €5,170, €361, and €(1,382), respectively, had the corresponding €175 service costs of domestic pension plans not been allocated to the Groups in fiscal 2004.

      Furthermore, income taxes are excluded from Group profit since tax expense is subject to legal structures which typically do not correspond to the structure of the Operations Groups.

      The Managing Board also determined Net capital employed as additional information to assess the capital intensity of the Operations Groups. Its definition corresponds with the Group profit measure. Net capital employed is based on total assets excluding intracompany financing receivables and intracompany investments and tax related assets, as the corresponding positions are excluded from Group profit (Asset-based adjustments). The remaining assets are reduced by non-interest bearing liabilities other than tax related liabilities (e.g. accounts payable) and certain accruals (Liability-based adjustments) to derive Net capital employed. The reconciliation of total assets to Net capital employed is presented below.

      Other Operations primarily refers to operating activities not associated with a Group and certain centrally-held equity investments (such as BSH Bosch und Siemens Hausgeräte GmbH), but excluding the equity investment in Infineon, which is not considered under an operating perspective since Siemens intends to divest its remaining interest in Infineon over time. In January 2004, the Company sold 150 million shares of Infineon (see Notes 3, 5, 9 and 13).

          Reconciliation to financial statements

      Reconciliation to financial statements includes items which are excluded from definition of Group profit, as well as costs of corporate headquarters.

      Corporate items includes corporate charges such as personnel costs for corporate headquarters, the results of corporate-related derivative activities, as well as corporate projects and non-operating investments including, up to the second quarter of fiscal 2004, the Company’s share of earnings (losses) from the equity investment in Infineon, as well as goodwill impairment related to L&A (see Note 14). Because the impaired businesses were acquired at the corporate level as part of the Company’s Atecs Mannesmann transaction, the resulting goodwill

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

impairment was taken centrally. Pensions include the Company’s pension related income (expenses) not allocated to the Groups. Eliminations represent the consolidation of transactions within the Operations component.

      Corporate items, pensions and eliminations in the column Group profit consists of:

	Year ended September 30,

	2004	2003	2002

Corporate items	(450)	(747)	(947)
Pensions	(730)	(828)	(250)
Eliminations	(27)	(1)	(85)

	(1,207)	(1,576)	(1,282)

      In fiscal 2004, Corporate items include a pre-tax gain of €590 from the sale of Infineon shares (see Notes 3, 5 and 13), €14 representing the Company’s at-equity share in the net income generated by Infineon and impairment charges at L&A of €433. In fiscal 2003, Corporate items include €170, representing Siemens’ at-equity share in the net loss incurred by Infineon. Fiscal 2003 also includes the positive settlement of an arbitration proceeding, as well as reduced corporate costs. Corporate items for the fiscal year ended September 30, 2002, includes negative €338 related to the Company’s share in the net loss of Infineon and the gain on the sale of two centrally-held investments totaling €133, as well as charges of €146 related to the sale of a portfolio of businesses to KKR (see Note 3). The transaction in the fourth quarter of 2002 was effected as a sale of a portfolio of businesses that resulted in a net gain of €21. However, separate results were allocated to the operating segments where the sold businesses had previously resided. As a result, ICN and PG were allocated gains of €153 and €68, respectively, while PTD was allocated a loss of €54. The allocated values are based on amounts stated in the sales contracts and are not necessarily indicative of their actual fair values. In addition, Corporate items for fiscal 2002, includes charges of €70 relating to the write-off of centrally held investments.

      Pensions declined primarily due to service costs of domestic pension plans directly attributable to the Groups which were reported in Corporate items in the prior year and allocated to the Groups in fiscal 2004. This decline in Pensions was largely offset by higher amortization of unrecognized net losses. Pensions for fiscal 2003 and 2002 were negatively affected by changes in pension trust net asset values and lower return assumptions. In addition, fiscal 2003 was impacted by increased amortization expense primarily related to the underfunding of the Company’s pension trusts. For more information related to the Company’s pension plans, see Note 21.

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

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

      The following table reconciles total assets of the Operations component to Net capital employed of the Operations Groups as disclosed in Segment Information according to the above definition:

	September 30,

	2004	2003

Total assets of Operations	67,927	64,475
Asset-based adjustments:
Intracompany financing receivables and investments	(13,534)	(11,931)
Tax related assets	(4,889)	(4,373)
Liability-based adjustments:
Pension plans and similar commitments	(4,392)	(5,813)
Accruals	(6,125)	(6,022)
Liabilities to third parties	(20,881)	(20,394)

Total adjustments (line item Other assets related reconciling items within the Segment Information table)	(49,821)	(48,533)
Net capital employed of Corporate items, pensions and eliminations	3,116	3,781

Net capital employed of Operations Groups	21,222	19,723

Financing and Real Estate

      The Company’s performance measurement for its Financing and Real Estate Groups is Income before income taxes. In contrast to the performance measurement used for the Operations Groups, interest expense and income is an important source of revenue and expense for Financing and Real Estate.

      For the years ended September 30, 2004, 2003 and 2002, Income before income taxes at SFS includes interest revenue of €422, €445 and €510, respectively, and interest expense of €223, €253 and €310, respectively. In addition, Income before income taxes includes earnings from equity investees for the years ended September 30, 2004, 2003 and 2002 of €42, €60 and €41, respectively.

      For the years ended September 30, 2004, 2003 and 2002, Income before income taxes at SRE includes interest revenue of €8, €9 and €13, respectively, and interest expense of €93, €105 and €132, respectively.

Eliminations, reclassifications and Corporate Treasury

      Income before income taxes consists primarily of interest income due to cash management activities, corporate finance, and certain currency and interest rate derivative instruments. For the fiscal year ended September 30, 2003, Income before income taxes also includes a gain of €35 from the repurchase and the retirement of €1,440 notional amount of the Siemens Nederland N.V. 1.0% exchangeable notes. For the fiscal year ended September 30, 2002, the results of operations from Infineon for the first two months of the fiscal year 2002 are included.

Description of business segments

      The Operations Groups are comprised of the following businesses:

      Information and Communication Networks (ICN)—ICN develops, manufactures and sells comprehensive public and enterprise communication systems, including related hardware and software, and provides a wide variety of consultancy, maintenance and other services. ICN’s worldwide customer base comprises service providers, such as network operators and internet service providers, as well as private companies, ranging from small businesses to large multinational enterprises.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in millions of €, except where otherwise stated and per share amounts)

      Information and Communication Mobile (ICM)—ICM designs, manufactures and sells a broad range of mobile network products and systems and communication devices including mobile, cordless and corded fixed-line telephones.

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

      Logistics & Assembly Systems (L&A reported as Siemens Dematic in prior periods)—L&A supplies logistics and factory automation equipment. It designs, engineers, manufactures and supplies turnkey facilities and the associated components, systems and services for electronic assembly systems, logistics and factory automation equipment, as well as postal automation systems.

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

      Transportation Systems (TS)—TS provides products and services for the rail industry, including signaling and control systems, railway electrification systems, complete heavy rail systems including rapid transit systems, locomotives, light rail systems and other rail vehicles.

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

      Medical Solutions (Med)—Med develops, manufactures and markets diagnostic and therapeutic systems and devices such as computed tomography, magnetic resonance imagers, ultrasound and radiology devices, and hearing instruments, as well as information technology systems for clinical and administrative purposes. It provides technical maintenance, professional and consulting services.

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

32. Geographic information

      The following table presents data by geographic region as of and for the years ended September 30, 2004, 2003 and 2002:

	Sales by location of customer			Sales by location of companies

	2004	2003	2002	2004	2003	2002

Germany	17,073	17,100	18,102	27,470	27,123	28,845
Europe (other than Germany)	25,151	25,327	26,597	23,159	22,196	23,326
U.S.	13,621	15,357	20,288	13,611	15,293	21,078
Americas other than U.S.	4,067	3,206	4,389	3,363	2,683	3,229
Asia-Pacific	9,349	8,728	9,668	5,832	5,560	6,153
Other countries	5,906	4,515	4,972	1,732	1,378	1,385

Siemens worldwide	75,167	74,233	84,016	75,167	74,233	84,016

	Long-lived assets

	2004	2003	2002

Germany	4,190	4,340	4,447
Europe (other than Germany)	2,886	3,036	3,198
U.S.	2,295	2,174	2,735
Americas other than U.S.	455	447	477
Asia-Pacific	778	718	842
Other countries	79	41	43

Siemens worldwide	10,683	10,756	11,742

      Long-lived assets consist of property, plant and equipment.

33. Subsequent event

      In the first quarter of fiscal 2005, the Company made a supplemental cash contribution of €1.5 billion to its pension plans.

PART III, Continued

Item 19: Exhibits

Exhibit
Number	Description of Exhibit

1.1	English translation of Articles of Association of Siemens Aktiengesellschaft updated as of October 2004.
3.1	Irrevocable Trust Agreement, by and among Siemens Aktiengesellschaft and First Union Trust Company, National Association (now Wachovia Trust Company, National Association), dated December 5, 2001.*
3.2	Standstill Agreement, between Siemens Aktiengesellschaft and First Union Trust Company, National Association (now Wachovia Trust Company, National Association), dated December 5, 2001.*
8.1	List of Significant Subsidiaries.
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
14.1	Consent of KPMG Deutsche Treuhand-Gesellschaft AG.

*	The exhibit is incorporated by reference to the Exhibits filed with the Company’s Annual Report on Form 20-F dated January 7, 2002.

III-1

SIGNATURES

       The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused the undersigned to sign this annual report on its behalf.

Date: November 29, 2004

SIEMENS AKTIENGESELLSCHAFT

/s/ HEINZ-JOACHIM NEUBÜRGER

Heinz-Joachim Neubürger
Chief Financial Officer

/s/ KLAUS PATZAK

Dr. Klaus Patzak
Vice President and Corporate Controller

III-2

INDEX

A

Accounting estimates 81
Accounts receivable 73, 75, 81, F-24-F-25
Accrued liabilities F-22, F-31
Acquisitions 3, 7, 53, 63, 65, 73-75, 103, 121-122, F-15-F-16, F-28-29
Automation and Drives (A&D) 19-21, 57, 67, F-7-F-8, F-28-F-29, F-71

B

Balance sheets 1, 45, 78, 79, F-4

C

Cash flow 4, 73-75, 117-119, F-56-F-58

Changes in Shareholders’ Equity 1, 76, F-6, F-51-F-54
Code of Ethics 102, 105-106, 120
Common stock 98, 100-101, F-51, F-51-F-53, F-59-F-62
Communications (Com) 12, 16, 50, 56-57, 85
Comprehensive income 82, F-11-F-12, F-23, F-36, F-44, F-54
Corporate Governance 102, 106-107, F-66

D

Debt 1, 74-79, 117-119, F-20, F-32-F-34, F-56-F-58, F-59, F-67, F-69

Declaration of Conformity 102, 107
Derivative financial instruments 4, 43, 117-119, F-12, F-54, F-56-F-59
Dispositions 8, 53, 63, F-16, F-28-F-29
Dividend 1-3, 56, 65, 74-75, 109, 113, 116

E

Earnings per share 1, 50, 55, 56, 64, 65, 77, 96, F-3, F-11, F-13, F-50, F-67

Employees 45-46, 85-98, F-13, F-59-F-63
Environmental protection 46, F-49-F-50
Expected return on plan assets 5-6, 80-81, F-34-F-46

F

Financial accounting 105

Financial overview 50
Foreign currency exchange rate risk 117-119

G

Geographic information 46, F-72

Goodwill 4, 25, 50, 55, 58, 61, 64, 82, F-11, F-19, F-28-F-29
Guarantees and other commitments 79-80, F-54-F-56

H

Hedging activities 4, 62, F-12, F-56-F-58

I

Independent Auditors’ Report 103, F-2

Industrial Solutions and Services (I&S) 21-23, 58, 67, F-7-F-8, F-16, F-28-F-29, F-71
Infineon 8, 50, 55-56, 61-62, 64, 71-78, 99, 111, 118, F-17-F-19, F-24, F-26-F-27, F-34, F-41, F-67-F-70
Information and Communication Mobile (ICM) 13-16, 56-57, 66, F-7-F-8, F-28-F-29, F-71
Information and Communication Networks (ICN) 10-12, 56, 65-66, F-7-F-8, F-28-F-29, F-70
Intangible assets 74, F-11, F-30
Interest income 55, 62, 64, F-20
Interest rate exposure 119
Inventories 73-74, F-11, F-26

L

Liquidity and Capital Resources 73-77

Logistics and Assembly Systems (L&A) 23-25, 58, 68, F-7-F-8, F-28-F-29, F-71
Long-term investments F-26

M

Managing Board 85-98, 102-111, F-63-F-66

Marketable securities 55, 64-65, 74-76, 118, F-11, F-20, F-23-F-24, F-58-F-59

Medical Solutions (Med) 38-40, 60-61, 65, 70, F-7-F-8, F-16, F-28-F-29, F-71

O

Operating leases 78-79, F-10, F-55

Osram 40-42, 61, 71, F-7-F-8, F-28-F-29, F-71
Other accruals and provisions 6, 79-83, F-11, F-15, F-31, F-49-F-50
Other assets F-26, F-30
Other liabilities F-31
Other operating income 55, 64, F-19
Outlook 85

P

Pension plans 5, 61, 80-85, F-13, F-31, F-34-F-46, F-69

Personnel costs F-62-F-63
Power Generation (PG) 28-30, 59, 65, 68-69, F-7-F-8, F-16, F-28-F-29, F-71
Power Transmission and Distribution (PTD) 31-33, 59, 69, F-7-F-8, F-17, F-28-F-29, F-71
Property, plant and equipment 74, 77, F-30, F-72

R

Ratings 76

Related Party Transactions 99, F-66
Research and development 3-4, 7, 54, 63, 84, F-63
Revenue recognition 81, F-10
Risk factors 3-6

S

Segment Information 56-62, 65-72, F-7-F-8, F-67-F-72

Shareholders’ equity 76, F-4, F-6, F-35, F-41, F-44, F-51-F-54, F-56-F-58
Siemens Building Technologies (SBT) 26-28, 58, 68, F-7-F-8; F-28-F-29, F-71
Siemens Business Services (SBS) 8, 16-19, 57, 67, 85, F-7-F-8, F-16, F-28-F-29, F-71
Siemens Financial Services (SFS) 42-44, 62, 72, 79, 117, F-7-F-8, F-28-F-29, F-67, F-70, F-72
Siemens Management System (SMS) 7
Siemens Real Estate (SRE) 44-45, 62, 72, 79, F-7-F-8, F-28-F-29, F-67, F-70, F-72
Siemens VDO Automotive (SV) 36-38, 60, 70, F-7-F-8, F-28-F-29, F-71
Statements of Cash Flow 73-75, F-5
Statements of Income 53-56, 63-65, F-3
Stock options 91-94, 97-98, 107, F-13, F-59-F-67
Summary of significant accounting policies F-9-F-15, F-67
Supervisory Board 85-91, 95-98, 102-109, 120-121, F-2, F-63-F-64

T

Taxes 55-56, 64-65, 112-117 F-20-F-24,

Transportation Systems (TS) 33-35, 60, 69, 81, 85, F-7-F-8, F-28-F-29, F-71