Form 20-F
period 2005-09-30
SIEMENS AKTIENGESELLSCHAFT
filed 2005-12-07
CIK 1135644

As filed with the Securities and Exchange Commission on December 7, 2005

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended September 30, 2005.
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ___________ to ___________.
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report ____________

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

     The number of outstanding shares of each of the issuer’s classes of capital or common stock as of September 30, 2005: 891,076,457 common shares, no par value.

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
Item 17 ☐  Item 18 ☑
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes  ☐     No  ☑

FORWARD LOOKING STATEMENTS
       This Form 20-F contains forward-looking statements and information –that is, statements related to future, not past, events. These statements may be identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will” or words of similar meaning. Such statements are based on our current expectations and certain assumptions, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect its operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens worldwide to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. For us, particular uncertainties arise, among others, from changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products or technologies by other companies, lack of acceptance of new products or services by customers targeted by Siemens worldwide, changes in business strategy and various other factors. More detailed information about certain of these factors is contained throughout this report. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens does not intend or assume any obligation to update or revise these forward-looking statements in light of developments which differ from those anticipated.
      In this Form 20-F, references to “we,” “us,” “our,” “Company” or “Siemens” are to Siemens Aktiengesellschaft and, unless the context otherwise requires, to its consolidated subsidiaries. In Item 4: “Information on the Company—Description of Business,” we use the terms “we” and “us” to refer to a specific Siemens Group. Throughout this annual report, whenever a reference is made to our Company’s website, such reference does not incorporate information from the website by reference into this annual report. On February 22, 2001, our shareholders approved a stock split of one share for every two shares held. The stock split took effect for trading purposes on April 30, 2001. See Item 3: “Key Information— Dividends.” Except as otherwise specified, the share data in this document reflect this stock split.

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
Income Statement Data

	Year ended September 30,

	2005(1)	2004(1)	2003(1)	2002(2)	2001(2)

	(€ in millions, except per share data)
Net sales	75,445	70,237	69,775	84,016	87,000
Income from continuing operations before income taxes and cumulative effect of accounting change	4,185	4,369	3,320	3,475	2,678
Income from continuing operations before cumulative effect of accounting change	3,058	3,450	2,355	—	—
Income (loss) from discontinued operations, net of income taxes	(810)	(45)	54	—	—
Net income	2,248	3,405	2,445	2,597	2,088
Basic earnings per share
Income from continuing operations before cumulative effect of accounting change	3.43	3.87	2.65	—	—
Income (loss) from discontinued operations	(0.91)	(0.05)	0.06	—	—
Net income	2.52	3.82	2.75	2.92	2.36
Diluted earnings per share
Income from continuing operations before cumulative effect of accounting change	3.29	3.71	2.61	—	—
Income (loss) from discontinued operations	(0.87)	(0.05)	0.06	—	—
Net income	2.42	3.66	2.71	2.92	2.36

(1)	As of September 30, 2005, the Company has reported its Mobile Devices business as discontinued operations. The financial information for fiscal 2004 and 2003 has been adjusted to present comparable amounts.

(2)	Information for fiscal 2002 and fiscal 2001 adjusted to reflect discontinued operations could not be provided without unreasonable effort or expense.

Balance Sheet Data

	At September 30,

	2005	2004	2003	2002	2001

	(€ in millions)
Total assets	86,205	79,518	77,605	77,939	90,118
Long-term debt	8,436	9,785	11,433	10,243	9,973
Shareholders’ equity	27,117	26,855	23,715	23,521	23,812
Common stock	2,673	2,673	2,673	2,671	2,665
      The number of shares outstanding at September 30, 2005, 2004, 2003, 2002 and 2001 was 891,076,457, 891,075,461, 890,865,117, 890,324,137 and 888,229,129, respectively, after stock split.
Dividends
       The following table sets forth in euros and in dollars the dividend paid per share for the years ended September 30, 2001, 2002, 2003, 2004 and the proposed dividend per share for the year ended September 30, 2005. Owners of our shares who are United States residents should be aware that they will be subject to German withholding tax on dividends received. See Item 10: “Additional Information—Taxation.”

	Dividend paid
	per share

Year ended September 30,	Euro		Dollar

2001	1.00		1.14
2002	1.00		1.08
2003	1.10		1.40
2004	1.25		1.63
2005	1.35	*	—

*	Proposed by the Managing Board and the Supervisory Board; to be approved by the shareholders at the shareholders’ annual meeting on January 26, 2006.
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
Exchange Rate Information
       We publish our Consolidated Financial Statements in euros. As used in this document, “euro” or “€” means the single unified currency that was introduced in the Federal Republic of Germany on January 1, 1999. “U.S. dollar,” “U.S.$,” “USD” or “$” means the lawful currency of the United States of America. The currency translations made in the case of dividends we have paid have been made at the noon buying rate at the date of the Annual Shareholders’ Meeting at which the dividends were approved. As used in this document, the term “noon buying rate” refers to the rate of exchange for euro, expressed in U.S. dollar per euro, as announced by the Federal Reserve Bank of New York for customs purposes as the rate in The City of New York for cable transfers in foreign currencies.
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

Fiscal year ended September 30,	Average

2001	0.8886
2002	0.9208
2003	1.0919
2004	1.2199
2005	1.2727
      The following table shows the noon buying rates for euro in U.S. dollars for the last six months.

2005	High	Low

June	1.2320	1.2035
July	1.2200	1.1917
August	1.2434	1.2147
September	1.2538	1.2011
October	1.2148	1.1914
November	1.2067	1.1667
      On November 30, 2005, the noon buying rate was U.S.$1.1790 per €1.00.
      Our shares are traded on the Frankfurt Stock Exchange in euro. Fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar equivalent of the euro price of the shares on the Frankfurt Stock Exchange and, as a result, are likely to affect the market price of the American Depositary Shares (ADS) on the New York Stock Exchange. We will declare any cash dividends in euro and exchange rate fluctuations will affect the U.S. dollar amounts received by holders of ADSs on conversion of cash dividends on the shares represented by the ADSs.
Risk Factors
       Our business, financial condition or results of operations could suffer material adverse effects due to any of the following risks. We have described below all the risks that we consider material, but those risks are not the only ones we face. Additional risks not known to us or that we currently consider immaterial may also impair our business operations.
      Our business is affected by the uncertainties of economic and political conditions: Our business environment is influenced by conditions in the domestic and global economies. Numerous factors, such as global political conflicts, including situations in the Middle East and other regions, continue to impact macroeconomic parameters and the international capital markets. The uncertainty of economic and political conditions can impact the demand for our products and services and can also make our budgeting and forecasting more difficult.
      Our Groups in the Information and Communications business area are particularly affected by market conditions in the telecommunications and information technology industries. In addition, Siemens VDO Automotive (SV) and Osram are suppliers to the automotive industry, and their sales and profitability could be negatively impacted by the financial condition of their automotive customers. Furthermore, the demand for products of our Groups is linked to consumer demand for automobiles, which may be adversely impacted by the continuing uncertain economic environment. Competition in the distribution and logistics industry, including price competition, has remained strong due to weakened demand and excess capacities.
      In light of these economic conditions, in fiscal year 2005, we continued our strategic reorientation and cost-cutting initiatives across our business Groups but particularly at Communications (Com), Siemens Business Services (SBS) and Logistics and Assembly Systems (L&A). These include reducing headcount, adjusting existing capacities through consolidation of business activities and manufacturing facilities, as well as streamlining product portfolios. These measures impact our earnings results, and any future contribution of these measures to our profitability will be influenced by the actual savings achieved and by our ability to sustain these ongoing efforts.

      We operate in highly competitive markets, which are subject to price pressure and rapid changes: The worldwide markets for our products are highly competitive in terms of pricing, product and service quality, development and introduction time, customer service and financing terms. We face strong competitors, some of which are larger and may have greater resources in a given business area. Siemens faces downward price pressure and is exposed to market downturns or slower growth. Some industries in which we operate are undergoing consolidation, which may result in stronger competitors and a change in our relative market position. In some of our markets new products must be developed and introduced rapidly in order to capture available opportunities, and this can lead to quality problems. Our operating results depend to a significant extent on our ability to adapt to changes in the market and reduce the costs of producing high-quality new and existing products. Any inability to do so could have a material adverse effect on our financial condition or results of operations.
      Our businesses must keep pace with technological changes and develop new products and services to remain competitive: The markets in which our businesses operate experience rapid and significant changes due to the introduction of innovative technologies. To meet our customers’ needs in these businesses, we must continuously design new, and update existing, products and services and invest in and develop new technologies. This is especially true for our Groups Com, SBS, Medical Solutions (Med) and SV. For example, Com is continuously involved in developing marketable components, products and systems, such as for a new generation of wireless communications technology. Introducing such new offerings requires a significant commitment to research and development, which may not always result in success. Our sales and profits may suffer if we invest in technologies that do not function as expected or are not accepted in the marketplace as anticipated, if our products or systems are not brought to market in a timely manner, or as they become obsolete.
      We may have difficulty in identifying and executing portfolio measures: Our strategy includes divesting our interests in some business areas and strengthening others through portfolio measures, including acquisitions, strategic alliances, joint ventures and mergers. Transactions such as these are inherently risky because of the difficulties of integrating people, operations, technologies and products that may arise. Strategic alliances may also pose risks for us because we compete in some business areas with companies with which we have strategic alliances. Our divesting activities could have a negative impact on our results of operations and cash flow. In addition, we may incur significant acquisition, administrative and other costs in connection with these transactions, including costs related to integration of acquired or restructured businesses. There can be no assurance that any of the businesses we acquire can be successfully integrated or that they will perform well once integrated. Acquisitions may also lead to substantial increases in long-lived assets, including goodwill. Write-downs of these assets due to unforeseen business developments may materially and adversely affect our earnings. Particularly, SV, Med and Power Generation (PG) have significant amounts of goodwill.
      Our financial results and cash flows may be adversely affected by cost overruns or additional payment obligations particularly with respect to our long-term contracts: A majority of our operating Groups, including Com, SBS, Industrial Solutions & Services (I&S), L&A, PG, Power Transmission & Distribution (PTD) and Transportation Systems (TS), perform a significant portion of their business, especially large projects, under long-term contracts that are awarded on a competitive bidding basis. The profit margins realized on such fixed-priced contracts may vary from original estimates as a result of changes in costs and productivity over their term. We sometimes bear the risk of quality problems, cost overruns or contractual penalties caused by unexpected technological problems, unforeseen developments at the project sites, performance problems with our subcontractors or other logistic difficulties. Certain of our multi-year contracts also contain demanding installation and maintenance requirements, in addition to other performance criteria relating to timing, unit cost requirements and compliance with government regulations, which, if not satisfied, could subject us to substantial contractual penalties, damages, non-payment or contract termination. There can be no assurance that all of our fixed-priced contracts can be completed profitably. For additional information, see Item 5: “Operating and Financial Review and Prospects—Critical Accounting Estimates.”
      We face operational risks in our value chain processes: Our value chain comprises all the steps in our operations, from research and development, to production, marketing and sales. Operational failures in our value chain processes could result in quality problems or potential product, labor safety, regulatory or environmental risks. Such risks are particularly present in relation to our production facilities, which are located all over the world and have a high degree of organizational and technological complexity. From time to time, some of the products we sell have quality issues resulting from the design or manufacture of such products, or from the software integrated into them. Such operational failures or quality issues could have a material adverse effect on our financial condition or results of operations.
      We are dependent upon the ability of third parties to deliver parts, components and services on time: We rely on third parties to supply us with parts, components and services. Using third parties to manufacture, assemble and test our products reduces our control over manufacturing yields, quality assurance, product delivery schedules and costs. The third parties that supply us with parts and components also have other customers and may not have sufficient capacity to meet all of their customers’ needs, including ours, during periods of excess demand. Component supply delays can affect the performance of certain of our operating Groups. Although we work closely with our suppliers to avoid supply-related problems, there can be no assurance that we will not encounter supply problems in the future or that we will be able to replace a supplier that is not able to meet our demand. These shortages and delays could materially harm our business. Unanticipated increases in the price of components due to market shortages or other reasons could also adversely affect the performance of certain of our business Groups.
      We may be adversely affected by rising raw material prices: Our operating Groups are exposed to fluctuations in energy and raw material prices. In the recent past, oil, steel and copper prices in particular have increased on a worldwide basis. If we are not able to compensate for or pass on our increased costs to customers, such price increases could have a material adverse impact on our financial results.
      We are exposed to currency risks and interest rate risks: We are particularly exposed to fluctuations in the exchange rate between the U.S. dollar and the euro, because a high percentage of our business volume is conducted in the U.S. and as exports from Europe. Our currency risks –as well as interest rate risks –are hedged on a company-wide basis using derivative financial instruments. Depending on the development of foreign currency exchange rates, our hedging activities can have significant effects on our cash flow, particularly for our treasury activities (Corporate Treasury). Our Groups engage in currency hedging activities which sometimes do not qualify for hedge accounting. In addition, our Corporate Treasury has interest rate hedging activities which also do not qualify for hedge accounting, and are subject to changes in interest rates. Accordingly, exchange rate and interest rate fluctuations may influence our financial results and lead to earnings volatility. A strengthening of the euro particularly against the U.S. dollar may also change our competitive position, as many of our competitors may benefit from having a substantial portion of their costs based in weaker currencies, enabling them to offer their products at lower prices. For more details regarding currency risks, interest rate risks, hedging activities and other market risks, please see Item 11: “Quantitative and Qualitative Disclosure About Market Risk.”
      Our financing activities subject us to various risks including credit and interest rate risk: We provide to our customers various forms of direct and indirect financing in connection with large projects such as those undertaken by Com, PG and TS. For example, financing of GSM or UMTS wireless network equipment for Com customers who lack established credit histories may cause special credit risks for us. We also finance a large number of smaller customer orders, through for example, the leasing of telephone systems and medical equipment, in part, through Siemens Financial Services (SFS). SFS also incurs credit risk by financing third-party equipment. We also sometimes take a security interest in the projects we finance. We may lose money if any of our customers are not able to pay us, if the value of the property that we have taken a security interest in declines, if interest rates or foreign exchange rates fluctuate, or if the projects in which we invest are unsuccessful, and such losses could have a material adverse effect on our financial condition or results of operations.
      The funded status of our off-balance sheet pension benefit plans and its financial statement impact is dependent on several factors: Significant changes in investment performance or a change in the portfolio mix of invested assets can result in corresponding increases and decreases in the valuation of plan assets, particularly equity securities, or in a change of the expected rate of return on plan assets. Pension plan valuation assumptions can also affect the funded status. For example, a change in discount rates would result in a significant increase or decrease in the valuation of pension obligations, affecting the reported funded status of our pension plans, as well as the net periodic pension cost in the following financial year. Similarly, changes in the expected return on plan assets assumption can result in significant changes in the net periodic pension cost in the following financial year. Changes in other pension plan assumptions, such as discount rate, expected return on plan assets, the compensation increase rate and pension progression, can also materially impact net periodic pension expense. For additional information, see Item 5: “Operating and Financial Review and Prospects—Critical Accounting Estimates” and “Notes to Consolidated Financial Statements.”
      We are dependent upon hiring and retaining highly qualified management and technical personnel: Competition for highly qualified management and technical personnel remains intense in the industries in which our business Groups operate. In many of our business areas, we further intend to extend our service businesses significantly, for which we will need highly skilled employees. Our future success depends in part on our continued ability to hire, assimilate and retain engineers and other qualified personnel. There can be no assurance that we will continue to be successful in attracting and retaining highly qualified employees in the future and any inability to do so could have a material adverse effect on our business.
      We are subject to risks associated with our international operations: Changes in regulatory requirements, tariffs and other trade barriers and price or exchange controls could impact our sales and profitability and make the repatriation of profits difficult. In addition, the uncertainty of the legal environment in some regions could limit our ability to enforce our rights. We expect that sales to emerging markets will continue to be an increasing portion of total sales, as our business naturally evolves and as developing nations and regions around the world increase their demand for our offerings. Emerging market operations present several risks, including volatility in gross domestic product, civil disturbances, economic and governmental instability, the potential for nationalization of private assets, and the imposition of exchange controls. In particular, the Asian markets are important for our long-term growth strategy and our sizeable operations in China are influenced by a legal system that is still developing and is subject to change. The demand for many of the products of our business Groups, particularly those that derive their revenue from large projects, can be affected by expectations of future demand, prices and gross domestic product in the markets in which those Groups operate. If any of these risks or similar risks associated with our international operations were to materialize, it could have a material adverse effect on our business.
      We are subject to environmental and other government regulations: Some of the industries in which we operate in are highly regulated. Med, for example, is subject to the restrictive regulatory requirements of the U.S. Food and Drug Administration (FDA). Current and future environmental and other government regulations, or changes thereto, may result in significant increases in our operating or product costs. We could also face liability for damage or remediation for environmental contamination at the facilities we design or operate. See Item 4: “Information on the Company—Environmental Matters” for a discussion of significant environmental matters. We accrue for environmental risks when it is probable that an obligation has been incurred and the amount can be reasonably estimated. With regard to certain environmental risks, we maintain liability insurance at levels that our management believes are appropriate and consistent with industry practice. We may incur environmental losses beyond the limits, or outside the coverage, of such insurance and such losses may have a material adverse effect on the results of our operations or financial condition and our provisions for environmental remediation may not be sufficient to cover the ultimate losses or expenditures.
      Our business could suffer as a result of current or future litigation: We are subject to numerous risks relating to legal proceedings to which we are currently a party or that could develop in the future. In the ordinary course of our business, we become party to lawsuits, including suits involving allegations of improper delivery of goods or services, product liability, product defects, quality problems and intellectual property infringement. For additional information with respect to legal proceedings, see Item 4: “Information on the Company—Legal Proceedings.” There can be no assurance that the results of these or other legal proceedings will not materially harm our business, reputation or brand. We maintain liability insurance for certain legal risks at levels our management believes are appropriate and consistent with industry practice. We accrue for litigation risks when it is probable that an obligation has been incurred and the amount can be reasonably estimated. We may incur losses relating to litigation beyond the limits, or outside the coverage, of such insurance and such losses may have a material adverse effect on the results of our operations or financial condition and our provisions for litigation related losses may not be sufficient to cover our ultimate loss or expenditure.

ITEM 4:      INFORMATION ON THE COMPANY
Overview
       Siemens traces its origins to 1847. Beginning with advances in telegraph technology, the Company quickly expanded its product line and geographic scope, and was already a multi-national business by the end of the 19th century. The Company formed a partnership under the name Siemens & Halske in 1847, reorganized as a limited partnership in 1889 and as a stock corporation in 1897. The Company moved its headquarters from Berlin to Munich in 1949, and assumed its current name as Siemens Aktiengesellschaft, a stock corporation under the Federal laws of Germany, in 1966. The address of our principal executive offices is Wittelsbacherplatz 2, D-80333 Munich, Germany; telephone number +49 (89) 636 00.
      During fiscal 2005, Siemens employed an average of 439,400 people and operates in approximately 190 countries worldwide. In fiscal 2005, we had net sales of €75.445 billion. Our balanced business portfolio is based on leadership in electronics and electrical engineering. We have combined this expertise with a commitment to original research and development (R&D) to build strong global market positions in equipment for telecommunications and networking, industrial automation, power generation and medical diagnostics. We are also a major world competitor in rail transportation systems, automotive electronics and lighting. Our businesses operate under a range of regional and economic conditions. In internationally-oriented long-cycle industries, for example, customers have multi-year planning and implementation horizons that tend to be independent of short-term economic trends. Our activities in these areas include power generation, power transmission and distribution, medical solutions and rail systems. In fields with more industry-specific cycles, customers tend to have shorter horizons for their spending decisions and greater sensitivity to current economic conditions. Our activities in these areas include information and communications, automation and drives, and lighting. Some activities, especially information and communications, medical solutions and automotive, are also influenced by technological change and the rate of acceptance of new technologies by end users. As a globally operating organization, we also conduct business with customers in Iran, Sudan, Syria, Cuba, Libya and North Korea. These activities are insignificant relative to our size (approximately 1% of our sales) and do not, in our view, represent either individually or in aggregate, a material investment risk. Furthermore, we actively employ systems and procedures for compliance with applicable export control programs, including those in the United States, the European Union and Germany.
      In fiscal 2005, we initiated a program called “Fit4More” with the goal to increase profitability and growth. The main areas of the program are: Performance and Portfolio, Operational Excellence, People Excellence and Corporate Responsibility. The overall objective of the program is to increase profitability, as measured by specific margin targets for our business Groups.
      In the remainder of this section, we detail the Fit4More strategy, highlight portfolio optimization activities in recent years, and describe the various segments of our business in more detail.
Fit4More program
      Performance and Portfolio—involves shaping the orientation of our business portfolio toward growth and high profitability. We are consistently implementing what has long been a core strategy to invest in fields where we can round out our portfolio with new products and technologies, and tap new business segments and growth markets.
      Operational Excellence—is executing our Siemens Management System initiative which focuses on Innovation, Customer Focus and Global Competitiveness. Innovation has been a hallmark of Siemens since its inception, and our commitment to innovation remains strong, with a total of €5.155 billion of R&D expenses and approximately 6.8% of sales invested in R&D in fiscal 2005. Customer Focus means meeting a customer’s needs rather than simply selling a product or service. We market our products, solutions and services not only through our business Groups but also by taking advantage of cross-selling opportunities. Global Competitiveness relates to our ability to compete and market our products on a worldwide basis. As mentioned above, Siemens is present in approximately 190 countries and benefits from its multicultural mix of managers and employees in these countries. It is our primary goal to secure competitive strength by utilizing and optimizing all parts of our worldwide value chain including procurement, production and hardware, development of software, shared services and back-office functions.
      People Excellence—means achieving and maintaining a high-performance culture. We are committed to systematically developing top talent, especially emerging leaders and technical, subject matter experts. People Excellence entails fostering outstanding knowledge and unique skills in every individual and developing the capability to work in high-performance teams across organizational boundaries.
      Corporate Responsibility—focuses our energy and resources on the following areas: Corporate Governance, Business Practices, Sustainability and Corporate Citizenship. Corporate Governance means strict compliance with the rules of financial reporting and transparency, as well as open communication with Siemens’ shareholders. Our Business Practices provide clear rules for ethical behavior toward customers, business partners, employees, public entities and society at large. Sustainability encompasses the various environmental protection measures Siemens has adopted in compliance with worldwide legislation. Last, Corporate Citizenship comprises our activities in the area of scientific and technology-related education, development of young people, and our social and charitable support for the arts and sciences.
Portfolio Activities
      Since fiscal 2003, we have completed the following significant transactions to optimize our business portfolio for sustainable profitability and growth:
Acquisitions

•	Med’s acquisition of CTI Molecular Imaging, Inc., U.S. (CTI) in May 2005 to strengthen Siemens’ commitment to molecular imaging development;

•	Acquisition completed in July 2005 of the Austrian engineering group VA Technologie AG (VA Tech), primarily integrated into I&S and PTD;

•	A&D’s acquisition in July 2005 of Flender Holding GmbH, Germany (Flender), a supplier of gear systems;

•	Acquisition of two entities at Power Generation (PG) and A&D in fiscal 2005, which are not significant individually: Bonus Energy A/S (Bonus), Denmark, a supplier of wind energy systems, and Robicon Corporation (Robicon), U.S., a manufacturer of medium-voltage converters for AC motors;

•	I&S’ acquisition in the fourth quarter of fiscal 2004 of USFilter Corporation (USFilter), which offers water systems and services in the municipal and industrial water treatment and supply market;

•	Acquisition of three entities in fiscal 2004, which are not significant individually: Trench Electric Holdings BV (Trench), Netherlands at PTD, BBC Technology Holdings Ltd. (BBC), U.K. at SBS and the Huntsville, Alabama, U.S. business group of an automotive electronics manufacturer at SV; and

•	Acquisition of the industrial turbine business of Alstom S.A. (Alstom), Paris, which was structured in two transactions; in the first transaction in April 2003, PG acquired the small gas turbine business of Alstom; and in the second transaction in July 2003, PG acquired Alstom’s medium-sized gas and steam turbine businesses.
Dispositions

•	In the fourth quarter of fiscal 2004, Siemens divested a 74.9% interest in SBS’ banking software company KORDOBA Gesellschaft für Bankensoftware mbH & Co. KG (Kordoba); in fiscal 2005, the remaining 25.1% interest in Kordoba was sold; and

•	Siemens contributed the Patient Care System and Electro Cardiography System businesses of the Medical business Group into a joint venture with Drägerwerk AG in exchange for a 35% interest in the joint venture Dräger Medical AG & Co. KGaA (Dräger Medical) in June 2003. In October 2003, Siemens completed the sale of its Life Support Systems business to Getinge AB, Sweden and contributed the net proceeds from this sale to Dräger Medical.
Discontinued Operations

•	In September 2005, we sold our Mobile Device business, which lacked the necessary scale to compete effectively in a consolidating market. These business activities are reported in discontinued operations for both the current and prior periods.
      For a detailed discussion of our acquisitions, dispositions and discontinued operations, see “Notes to Consolidated Financial Statements.”
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

Description of Business
       Our seven business areas and fourteen Groups are as follows:

*	The Groups ICN and ICM were combined into one Group named Communications (Com) as of October 1, 2004.

**	L&A was dissolved as of October 1, 2005. As of this date, Postal Automation and Airport Logistics were integrated into I&S and Electronics Assembly Systems became part of A&D. The Distribution and Industry Logistics division and Material Handling Products division formerly reported in L&A are reported in Other Operations for all periods presented.

Information and Communications
Communications (Com)

Year ended
September 30, 2005

Total sales	€13.141 billion
External sales as percentage of Siemens net sales	17.00%
Group profit	€454 million
      Effective October 1, 2004, our ICN and ICM Groups were combined to form our new Siemens Communications Group, which is organized into three businesses (devices, enterprise networks and carrier networks) with originally eight divisions.
      In fiscal 2005, the BenQ Group, which is based in Taiwan, acquired our mobile devices activities. Our Mobile Devices division offered digital mobile phones for all customer segments based on GSM/GPRS, EDGE and UMTS, the widely distributed mobile phone technology standards that allow faster data transmission rates. We built our major mobile phone products from common platforms to reduce development costs while allowing us to readily tailor features for different market segments. As of September 30, 2005, these activities have been reported as discontinued operations. For additional information with respect to this disposition, see “Notes to Consolidated Financial Statements.”
      Com develops, manufactures and sells a full-range portfolio, from devices for end users to complex network infrastructure for enterprises and carriers, as well as related services including convergent technologies and products and services for wireless, fixed and enterprise networks.
      The devices business consists of Customer Premises Equipment Devices and Wireless Modules:
      Our Customer Premises Equipment Devices division offers an entire range of products for end-consumers at home, home offices and small businesses, including cordless telephones based on Digitally Enhanced Cordless Technology, corded and cordless phones based on the Internet Protocol (IP), modems, routers, gateways, Wireless Local Area Network products and set-top boxes. As of October 1, 2005, the activities of the Customer Premises Equipment Devices division were carved out into a separate legal entity, Siemens Home and Office Communication Devices GmbH & Co. KG, which will continue to be part of Com.
      Our Wireless Modules division produces communication modules that enable wireless voice communications. In addition, we offer modules and complete solutions for machine-to-machine data transfer. Our communication modules are based on the GSM, GPRS and EDGE mobile technology standards and our customers include them in many different types of electronic systems and devices, including personal data assistants, smart phones, vending machines, traffic control systems, burglar alarms, measuring instruments, navigation systems and automotive communication systems.
      The enterprise networks business consists of the two divisions Enterprise Systems and Enterprise Services:
      Our Enterprise Systems division provides IP-based voice and data communication infrastructure products, end-user devices, contact centers, unified communications and collaboration applications, as well as security solutions for enterprises, government agencies and other organizations. In addition, our collaboration applications can be integrated into business applications to create integrated business communication solutions for customers. For this reason, we have built strategic alliances with several leading IT companies, e.g., a global sales and marketing alliance with Microsoft. Addressing an ongoing trend toward wireless communication technologies, during fiscal 2005, we acquired a WLAN (Wireless Local Area Network) specialist. Our portfolio is also complemented by third-party data networks products of e.g. Cisco Systems Inc. (Cisco) and Huawei Technology Co. Ltd. (Huawei) for which we act as a global reseller.
      Our Enterprise Services division provides for comprehensive enterprise voice and data communication solutions the full range of supporting services such as product related services (e.g. installation, maintenance and general support) and value added services (e.g. consulting, integration, training and operation-related services including out-tasking and outsourcing). Our operations-related services help enterprises to reduce costs by out-

tasking or fully outsourcing their network operations and our security services help enterprises to secure the entire voice and data communication architecture.
      The carrier networks business consists of the Mobile Networks, Fixed Networks and Carrier Services divisions.
      The Mobile Networks division provides mobile network operators and enterprises with a complete range of products for building, expanding and enhancing mobile networks based on a wide range of technological standards, including the dominant second-generation (2G) mobile standard, GSM, the mobile data standard, GPRS, the further enhancement of GPRS data transmission, EDGE, the dominant third-generation (3G) mobile technology, UMTS, as well as broadband wireless access technologies such as WiMAX and Flash OFDM. Our product portfolio includes radio base stations, base station controllers, switching systems for mobile communications networks, intelligent network systems, applications and microwave technology systems. Our products and services address the increasing demand of corporate customers offering mobile enterprise solutions to operators. Additionally, we focus on customized solutions in the areas of multimedia solutions and services for operators.
      The Fixed Networks division is a leading system provider for public fixed-line communication network infrastructure. For network access, we provide products and solutions that upgrade the portion of a telephone network between a home or a business and the first network switching system (the last mile), equipping it with the means to carry not only voice, but also very high bandwidth data traffic. For network transport, we offer transport solutions for optical networks, which use light waves to transmit communications signals through fiber optic cables. Our transport solutions combine hardware and software designed to deliver higher transmission rates between network elements. In addition, our portfolio includes products for voice switching in traditional networks and for voice and data switching in IP converged networks (IP converged networks allow for the transmission of voice, data and multimedia based on IP), as well as interfaces between such narrowband and broadband networks. For our carrier customers, we also offer residential multimedia solutions, business multimedia solutions and fixed-mobile-convergence solutions. In fiscal 2005, we increased our presence in the broadband access products market and in the home entertainment market through acquisitions. Our portfolio is also complemented by the data routing products of Juniper Networks, Inc. (Juniper) for which we act as a global reseller.
      The Carrier Services division provides services for fixed and mobile network operators. The portfolio is focused on service solutions designed to reduce carriers’ costs, help service providers to generate new revenue streams and enable operators to manage the complexity of technology migration and convergence fixed/ mobile networks and services. The service portfolio comprises network maintenance (e.g. comprehensive service packages, including a customer interaction center, network care, repair and replacement services and “evolution services,” which allow networks to keep pace with technological developments) and value added services (e.g. operational out-tasking, consulting, optimization/ design, systems integration and education services).
      Com operates its own sales force in Germany and uses dedicated personnel in Siemens’ worldwide network of regional sales units. Our more significant carrier customers include Vodafone, Deutsche Telekom, Singtel, Telecom Italia, AFK Sistema and China Mobile, while our more significant enterprise customers include Ford Motor Company, DaimlerChrysler, RWE, as well as research and governmental institutions (including certain departments of the United States federal government). We have provided, and expect to continue to provide, some of our customers with various forms of direct and indirect financing in connection with large infrastructure projects. In fiscal 2005, we observed a continued trend toward consolidation among large carriers.
      In fiscal 2005, we derived approximately half of our sales from Europe, with approximately 20% from Germany, and a smaller, yet significant amount from Asia-Pacific and the Americas.
      Com has established a number of smaller joint ventures in order to share costs and risks of developing new technologies, to manufacture products under local conditions and to facilitate market entry. In fiscal 2005, Com Mobile Networks entered into the joint venture TD Tech Holding Ltd. with the Chinese company Huawei to develop products based on the UMTS standard (TD-SCDMA) pursued in China. In addition, we have entered into strategic alliances in order to help achieve a leading position in the market for real-time communications.

Illustrative examples are our strategic alliances with leading enterprise IT companies, such as IBM, Microsoft and SAP.
      Com is challenged by a changing competitive landscape. In the carrier network business, beside our traditional competitors such as Ericsson, Alcatel, Lucent, Nortel and Nokia, we faced increased competition from Chinese competitors (mainly Huawei, ZTE and UTStarcom). The enterprise networks business continued to face the traditional competitors such as Avaya, Nortel, Alcatel and Cisco. As a result of the importance of IP and the application businesses, both carrier and enterprise networks are facing new competitors that formerly focused on software and IT services, such as Microsoft, IBM and SAP. In Wireless Modules, we are facing competition mainly from Wavecom and substitution risks from semiconductor companies such as Intel, Infineon and Texas Instruments.
      In April 2005, Siemens defined its “Fit4More” program with the goal to reach certain margin targets and to put the Company on course of sustainable profitable growth. For additional information with respect to our “Fit4More” program, see “—Overview.” Com is one of the Groups which must take considerable actions in order to reach the margin targets assigned to it. As part of its strategic reorientation, Com incurred significant severance charges in fiscal 2005 and expects to incur further charges in fiscal 2006. For more information with respect to Com, see Item 5: “Operating and Financial Review and Prospects—Segment Information Analysis—Operations—Information and Communications—Communications.”
      The large size of some of our projects occasionally exposes us to risks associated with technical performance, a customer, or a country. For additional information with respect to our long-term contracts, see Item 3: “Key Information—Risk Factors.”
Siemens Business Services (SBS)

Year ended
September 30, 2005

Total sales	€5.373 billion
External sales as percentage of Siemens net sales	5.25%
Group profit	€(690) million
      SBS provides information and communications services to customers primarily in industry, the public sector, financial services, telecommunications, transportation, utilities and media and entertainment. SBS designs, builds and operates both discrete and large scale information and communications systems, and provides related maintenance and support services.
      SBS offers comprehensive information technology and communications solutions from a single source. We create these solutions for customers by drawing on our management consulting resources to redesign customer processes; on our professional services to integrate, upgrade, build, install and maintain information technology systems; and on our operational capabilities to run these systems on an ongoing basis.
      In fiscal 2005, SBS had four divisions which reflect the types of services SBS offers:

•	Solution Business offers project-oriented consulting, design and implementation services. These include selecting, adapting and introducing new solutions to support business processes, as well as integration of systems and enterprise applications.

•	Operation-Related Services provides outsourcing services (operation of a customers’ IT infrastructure or of selected business processes), with a focus on full-scale IT operations spanning hosting, call center, network and desktop services.

•	Product-Related Services offers infrastructure maintenance, including hardware and software maintenance and infrastructure service solutions, such as security services and concepts designed to minimize business process interruption caused by failures in the IT infrastructure. In fiscal 2005, SBS sold its subsidiary Sinitec, which provides services for IT hardware in Germany, to a&o iTec GmbH.

•	Business Process Outsourcing offers business process outsourcing, especially in the areas of human resources administration and financial service back-office operations. As of October 1, 2005, this division will be included in the Operation-Related Services division.
      We provide information technology solutions and services designed to support and optimize the following core processes of our customers:

•	customer relationship management, to assist businesses in aligning their organizations to better serve the needs and requirements of their customers, including solutions for integrated management systems, operation of call centers and the supply of sales control systems;

•	business information management, to improve our customers’ business processes, including services and solutions for business information, document and product data management;

•	supply chain management, to facilitate the efficient interplay of all of a business’ operational processes with those of its suppliers. SBS provides a complete portfolio of offerings in this area, from planning, design and implementation of a customer’s production and logistics information technology systems to the operation of production and logistics systems as an outsourced services provider;

•	enterprise resource management, to optimize a customer’s internal management and production processes through the supply and support of configurable software packages for integrated management of a wide variety of the customer’s business processes, from procurement to manufacturing and distribution, as well as treasury management and accounting functions across different industries. SBS tailors standard software packages according to customer requirements to create and optimize solutions; and

•	e-commerce systems and solutions in a range of industries, to allow customers to offer a variety of Internet-based services through design and implementation of software for on-line media, communications and transactions applications.
      Most of SBS’ consulting and design services involve information technology and communications systems that we also build or operate. At the same time, SBS also designs and builds systems and provides services using the software of several companies with which it has established relationships, such as SAP, Microsoft, Siebel, i2 Technologies, Oracle and Computer Associates. SBS also provides technical support and maintenance of existing information and communication systems. Going forward, SBS will continue its efforts in IT outsourcing activities.
      Currently, the Group is focusing its efforts on the manufacturing industry, public sector and financial services companies. Among our larger customers are BBC, Deutsche Bank, National Savings & Investment, Ruhrkohle AG and Fujitsu Siemens Computers. In fiscal 2005, Siemens initiated “IT Shared Services,” a program intended to centralize the IT infrastructure for all Siemens Groups and regional units within SBS. In fiscal 2005 for example, SBS has entered into agreements for the operation of IT services with I&S, L&A and TS. As a result, we have taken and will continue to take over certain IT infrastructures of the Groups such as the primary activities of the IT Plant Solution division of I&S.
      SBS has its own sales and delivery force. We operate worldwide in more than 40 countries, but we have traditionally generated most of our sales in Germany, followed by a significant percentage of sales to other European countries. In fiscal 2005, we generated more than 85% of our sales in Europe, with an even split between Germany and other European countries.
      Our most significant competitors vary by region and type of service. A few are global, full-service IT providers such as IBM’s Global Services division, EDS, CSC and HP Services. Our competitors that focus more narrowly on specific regions or customers include T-Systems, a unit of Deutsche Telekom, in Germany, and Capita, in the United Kingdom. Those focusing primarily on a particular service include Accenture in consulting; Capgemini in systems integration and Affiliated Computer Services, in outsourcing. As a service business, SBS requires strong local presences and the ability to build close customer relationships and provide customized solutions while achieving economies of scale and successfully managing risks in large projects.

      The IT services market continues to be highly competitive, creating significant price pressure in all parts of SBS’ businesses driven by excess capacities, commoditization of the IT services business and offshoring. Consolidation of the IT Service market continued in fiscal 2005 and is expected to continue throughout the next year.
      In April 2005, Siemens defined its “Fit4More” program with the goal to reach certain margin targets and to put the Company on course of sustainable profitable growth. For additional information with respect to our “Fit4More” program, see “—Overview.” SBS is one of the Groups which must take considerable actions in order to reach the margin targets assigned to it. As part of its strategic reorientation, SBS divested a portion of its Product-Related Services in Germany mentioned above and announced plans to outsource its ordinary PC maintenance services worldwide. In fiscal 2005, SBS incurred a goodwill impairment and significant charges for severance and capacity adjustments. SBS expects to incur further charges in fiscal 2006. For more information with respect to the severance charges and the goodwill impairment, see Item 5: “Operating and Financial Review and Prospects—Segment Information—Operations—Information and Communications—Siemens Business Services” and “Notes to Consolidated Financial Statements,” respectively.
      We enter into large scale, and sometimes long-term, projects. The large size of some of these projects, as well as the long-term frame contracts with our largest customers, occasionally expose us to technical performance, customer-or country-related risks. Risks associated with long-term outsourcing contracts remain a management priority at SBS. For additional information with respect to our long-term contracts, see Item 3: “Key Information—Risk Factors.”
Automation and Control
Automation and Drives (A&D)

Year ended
September 30, 2005

Total sales	€9.844 billion
External sales as percentage of Siemens net sales	11.32%
Group profit	€1.210 billion
      A&D offers products, solutions and services primarily targeted at three main end-customer segments:
      Manufacturing automation serves customers in the factory automation industry. Typical customers for these durable goods are the automotive and machinery industries. Process automation serves mainly customers in the process automation industry, e.g. the chemical, pharmaceutical, food and beverage industries. Electrical instrumentation for buildings serves customers in the industrial and private building engineering industry (construction markets).
      The products, solutions and services that we offer to these customers can be grouped in four technological segments:
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
      Manufacturing automation products include programmable logic controllers, human machine interfaces for integrated automated systems using a single system platform, and industrial communications systems. Our main customers are the durable goods and capital equipment industries, especially mechanical engineering companies.

In addition, we integrate these products into industry- or customer-specific hardware and software solutions and, for the automotive industry, we plan, engineer and sell complete manufacturing automation solutions.
      Motion control and drive systems products include motors, drives and computerized numerical controls for machine tools, as well as automation and drive equipment for all types of production machines and material handling equipment. We also sell motors and drives, from low to high voltage, for various applications in different industries and in infrastructure facilities. Applications include rolling mills and ships, engines for all kinds of rail vehicles and ventilation and water and waste water transportation systems.
      Process automation products and services include process instrumentation and analytics for companies in the raw materials and other materials processing and capital equipment industries. We plan, engineer and sell complete solutions that integrate these products for specific applications in the chemical, pharmaceutical, food and beverage, and non-metallic minerals industries. We use our computerized process control system, which we continually develop, as the basis for our batch and process solutions.
      We sell our products primarily through our own sales force in Germany and through dedicated personnel in Siemens’ worldwide network of regional sales units. We also sell a significant proportion of our products to original equipment manufacturers (OEM) and third-party distributors for resale to end users. The majority of our sales to third parties goes to industrial customers in the mechanical and electrical machines industries. A significant portion is also made to distributors, system and software houses and engineering companies.
      In fiscal 2005, we derived approximately two-thirds of our sales from Europe, with more than one-third from Germany, and a smaller but significant amount from the Americas, mainly the U.S. and Asia-Pacific.
      In fiscal 2005, we acquired Flender, a German manufacturer of mechanical and electrical drives. In addition, in fiscal 2005, we acquired Robicon Corporation, a U.S. manufacturer of medium-voltage converters for AC motors. For additional information with respect to these acquisitions, see “Notes to Consolidated Financial Statements.”
      In addition, as of October 1, 2005, the L&A Group was dissolved and their Electronic Assembly Systems division was allocated to us. For information on this division, see “—Logistics and Assembly Systems.”
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
      Each of our principal competitors ABB, Emerson, Rockwell and Schneider Electric has a broad business portfolio similar to ours. We also compete with specialized companies such as Eaton, Honeywell and Fanuc. Our U.S. competitors traditionally have had strong positions in software technologies, while some Japanese competitors have generally focused on large-scale production and cost cutting. Nevertheless, most of our major competitors have established global bases for their businesses. In addition, competition in the field has become increasingly focused on technological improvements to electronics and software.

Industrial Solutions and Services (I&S)

Year ended
September 30, 2005

Total sales	€5.390 billion
External sales as percentage of Siemens net sales	5.77%
Group profit	€139 million
      With engineering and construction for industry and infrastructure, the integration of electrotechnical products, software made by Siemens and technical services for the operating phase, I&S presents an integrated complete offering for the life cycle of a plant. I&S aims to optimize the production and operational processes of customers in the sectors water, metals, traffic control, marine solutions, oil and gas, paper and mining sectors.
      During fiscal 2005, we provided our solutions and services through the following five divisions:
      Industrial Plants uses industry-specific expertise to design, engineer and deliver solutions tailored to the needs of customers in various industry sectors, such as paper, metals, mining, oil and gas, and marine. Increasingly, we focus on offering complete, integrated solutions rather than isolated solutions serving a single function.
      Industrial Services is responsible for our industrial technical services activities, providing a wide range of technical services covering each stage of the lifecycle of industrial plants, infrastructure facilities and utilities. We serve customers in a variety of industries. Under the trade name Siemens Industrial Services, we provide engineering and general contracting services for plant construction and modernization and deliver on-call and logistics services, maintenance services, including predictive maintenance, as well as auxiliary process management services globally on a local basis.
      Water Technologies provides water and wastewater treatment products (filters, membranes and resin), integrated solutions (membrane systems, filtration solutions, chemical feed, ion exchange systems, disinfections systems and biological treatment) and outsourcing solutions (contract operations, “build-own-operate” solutions and customer asset management) and services (carbon and resin regeneration, mobile water treatment and maintenance).
      Intelligent Traffic Systems offers automated systems for urban and inter-urban traffic control and management. These systems include information technology for traffic detection, information and guidance and parking space management, in addition to solutions for electronic tolls and tunnel traffic guidance and access control. Our airfield technologies business provides systems and solutions for the accurate monitoring, navigation and control of aircraft ground movement, as well as a variety of lighting systems for the visual guidance of airfield traffic.
      Siemens VAI. In fiscal 2005, Siemens completed the acquisition of the Austrian engineering group, VA Tech. The activities of the former metallurgy division of VA Tech (VOEST-ALPINE Industrieanlagebau GmbH & Co) were transferred to I&S to form the new division Siemens VAI. For additional information with respect to the VA Tech acquisition, please see “Notes to Consolidated Financial Statements.”
      As of October 1, 2004, the majority of the activities of the IT Plant Solutions division, which is responsible for information technology plant solutions, was transferred to SBS and the remainder was integrated into our other divisions.
      As of October 1, 2005, the L&A Group was dissolved and their Postal Automation and Airport Logistics divisions were allocated to us. For information on these divisions, see “—Logistics and Assembly Systems.”
      Our Industrial Plants division derives its sales revenues primarily from projects awarded on the basis of internationally solicited tenders. These projects tend to be performed under long-term, high-value contracts with a relatively limited number of customers. Our Water Technologies division focuses on municipal, as well as industrial and institutional customers. Intelligent Traffic Systems works predominantly with state and municipal customers under long-term fixed-price contracts. Our Industrial Services division provides services to numerous customers across a variety of industries, as well as to our Industrial Plants division and other Siemens Groups, principally A&D, PG, PTD and TS. Siemens businesses collectively continue to be I&S’ largest customer.

      We market our services to our customers primarily through our dedicated sales force, supplemented by Siemens’ worldwide network of regional sales units. In fiscal 2005, we derived more than half of our total sales revenue from Europe and a significant amount from the Americas, primarily the U.S., as a result of our USFilter acquisition.
      Our competitors vary by business area and region. They range from large, diversified multinationals to small, highly specialized local companies. I&S’ main competitors internationally include ABB, General Electric, Honeywell, Invensys and Alstom. Our Industrial Services division also competes with a large variety of small locally based suppliers of contracting, maintenance and support services. In the water technologies market, we believe that a process of consolidation is ongoing.
      The large size of the projects performed by our Industrial Plants division occasionally exposes us to risks related to our technical performance, to a customer or to a country. For additional information with respect to our long-term contracts, see Item 3: “Key Information—Risk Factors.”
Logistics and Assembly Systems (L&A)

Year ended
September 30, 2005

Total sales	€1.472 billion
External sales as percentage of Siemens net sales	1.84%
Group profit	€69 million
      L&A was one of the largest participants in the material handling automation market and consisted of the following divisions: Distribution and Industry Logistics, Airport Logistics, Postal Automation, Electronics Assembly and Material Handling Products. Following an intensive analysis by the Managing Board, the Company announced in the fourth quarter of fiscal 2005, the carve-out of the Distribution and Industry Logistics, as well as of the Materials Handling Products divisions of L&A’s into a separate legal entity, named Dematic. These activities have been retroactively reported in Other Operations for the periods presented. As a result, the Managing Board decided to dissolve L&A effective with the beginning of fiscal 2006. As a consequence, the Airport Logistics division and Postal Automation were transferred to I&S and the Electronics Assembly Systems division was transferred to A&D.
      Our Distribution and Industry Logistics division designs, manufactures and assembles integrated distribution and factory logistics systems, and offers after-sales services to its customers. We automate materials flow, handling and logistics processes for major retail and wholesale operations and durable and non-durable goods manufacturers, principally in the chemical, pharmaceutical, food and beverage, and automotive sectors.
      Airport Logistics offers systems to track and control cargo in and around airport terminals, as well as a full range of baggage handling functions, from the check-in counter and screening, to baggage reclaim, including services and parts for such systems. We also provide security solutions for the aviation industry, integrating baggage screening and explosives detection technologies.
      Postal Automation provides equipment for sorting of both standard and large letters (so-called flats); reading and coding systems; postal information technology; mail security solutions; and postal services such as product-related after-sales services and general contracting. Key customers for this business are the traditional post and parcel services, including the German and the U.S. postal services. The United States Postal Service is our largest customer in this division, accounting for approximately 15% of L&A’s sales in fiscal 2005. Our target customers include private parcel and package carriers, of whom FedEx, UPS and DHL are current customers.
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

      Our Materials Handling Products division develops and manufactures standard products primarily for our Distribution and Industry Logistics and Airport Logistics divisions.
      Other Siemens businesses and outside sources typically supply us with various components. For example, we purchase our electro and electronic equipment, including drives and programmable logic controllers, and some software primarily from A&D.
      L&A distributes its products primarily through its sales forces in main markets like Germany and the U.S. and its local distribution companies throughout the world. We work with SFS to provide financing and related services to our customers.
      We derive nearly half of our sales from Europe, a lower but significant amount from the U.S. and an increasingly important portion from Asia-Pacific.
      Main competitors in our Distribution and Industry Logistics, Airport Logistics and Postal Automation businesses are FKI Logistex, Daifuku, Swisslog, Northrop Grumman, Lockheed Martin, Elsag, NEC, Toshiba, and Pitney-Bowes. Other competitors operate within niche markets or offer market specialized technologies to their customers; these include Vanderlande, Schaeffer-Noell and Duerr. Competition in this area, including price competition, is strong due to weakened demand and excess capacity. Several of our competitors in the Distribution and Industry Logistics business are continuing to strengthen their presence in the U.S. market, a region from which we derive a substantial portion of our revenues. Major competitors of our Electronics Assembly Systems division include Panasonic Factory Solutions; Fuji Machine; Universal Instruments, a subsidiary of the Dover Group; and Assembleon. In the growing and price-sensitive market segment for mid-range placement machines, we compete with Yamaha and Juki.
      In fiscal 2004, based on the results of the analysis of projects in conjunction with the changing markets, as well as the structural challenges to attaining originally targeted profitability, management revised its related business plan and concluded that goodwill for the Distribution and Industry Logistics and Airport Logistics division was impaired. For further information with respect to the goodwill impairment, see Item 5: “Operating and Financial Review and Prospects—Fiscal 2004 Compared to Fiscal 2003—Segment Information Analysis—Operations—Automation and Control—Logistics and Assembly Systems” and “Notes to Consolidated Financial Statements.”
      The large size and complexity of some projects performed by our Distribution and Industry Logistics, Postal Automation and Airport Logistics divisions expose us to risks particularly related to technical performance. For additional information with respect to our long-term contracts, see Item 3: “Key Information—Risk Factors” and Item 5: “Operating and Financial Review and Prospects—Fiscal 2004 Compared to Fiscal 2003—Segment Information Analysis—Operations—Automation and Control—Logistics and Assembly Systems.”
Siemens Building Technologies (SBT)

Year ended
September 30, 2005

Total sales	€4.415 billion
External sales as percentage of Siemens net sales	5.70%
Group profit	€181 million
      SBT provides products, systems, solutions and services for monitoring and regulating the temperature, fire safety, ventilation, electricity, lighting and security of commercial and industrial property, tunnels, ships and aircraft.
      During fiscal 2005, SBT consisted of the following four divisions:
      Security Systems offers solutions and services for electronic building security, including intruder detection and alarm systems, closed-circuit television video-surveillance, personal identification and building access control systems, as well as managed services such as centralized monitoring and control of each of these individual systems. In fiscal 2005, we acquired a company which operates in the fields of electronic security solutions in the U.K. to improve our position in the important U.K. security market.
      Fire Safety and Security Products was formed effective as of October 1, 2004 from the former Fire Safety and Fire & Security Products divisions. The division manufactures and sells system components for the global fire safety and security industry and offers systems, solutions and services to the non-residential markets for fire detection and protection, including computerized gas leakage and fire alarms and non-water based fire extinguishing systems, as well as comprehensive computer-based danger management systems which centrally monitor and control each of these individual systems. Our products serve to protect against fire, burglary, unauthorized access and loss of assets.
      Building Automation offers systems, solutions and services to the non-residential markets for automating and regulating heating, ventilation and air conditioning (HVAC), electricity and lighting, including computerized building automation systems that integrate and manage all of these functions for an entire building. The division offers maintenance and training services for its systems and also provides energy solutions and services, aiming to improve a building’s energy costs, reliability and performance while minimizing impact on the environment. For example, we refurbish buildings to improve their energy efficiency and provide our customers with a guaranteed level of energy cost savings. We also arrange for financing of the refurbishments.
      HVAC Products manufactures and sells controls, sensors, detectors, valves and actuators used in systems that regulate heating, ventilation and air conditioning, electricity and lighting in buildings and factories.
      Our customers consist of a large, widely-dispersed group of locally-based building owners, operators and tenants, building construction general contractors, mechanical and electrical contractors, HVAC systems OEMs, wholesalers, specialized system builders and installers.
      SBT has a decentralized business organization that combines a small central headquarters, design and manufacturing at sites in seven countries in Europe, North America and Asia and our own branch network. For some markets, we also distribute our products and systems through a network of independent field offices and distributors. Our services businesses and sales network have significant local presences.
      We sell our products and systems throughout the world, and in fiscal 2005 we derived nearly two-thirds of sales from Europe, approximately one-third from the Americas, primarily the U.S., and the remainder primarily from Asia-Pacific.
      The main global competitors for Fire Safety & Security are Tyco, UTC and Honeywell. The fire safety products market consolidated considerably in 2005, creating heightened competition between major players. In addition, competitors continuously shift their production to low-cost countries. Due to the resulting comparative lower production costs, we continue to experience increased price pressure in the products market, as well as in fire safety solutions. Our main competitors for HVAC products are Honeywell, Invensys, Danfoss and Schneider. In the HVAC market, we also see consolidation (including significant acquisitions by Honeywell, Schneider and Danfoss) and increased price competition for the same reasons as in the fire safety solutions market. In the building automation market, Johnson Controls and Honeywell are our largest competitors. We also face competition from niche competitors offering web-based solutions and from new entrants, such as utility companies and consulting firms, exploiting an increased demand for energy cost management. Consolidation also is taking place in the building automation market, as indicated by acquisitions made by Honeywell and Schneider in fiscal 2005.

Power
Power Generation (PG)

Year ended
September 30, 2005

Total sales	€8.061 billion
External sales as percentage of Siemens net sales	10.66%
Group profit	€951 million
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
      PG consists of four businesses, each with a clear market focus on specific customer groups and technologies: Fossil Power Generation; Industrial Applications; Instrumentation and Control; and Wind Power.
      A power plant’s function is the efficient conversion of primary energy, such as coal or natural gas, into electricity. In a fossil fuel plant, the power generation process begins with working media such as water, steam or compressed air, which are initially transferred to high pressure states by heating in boilers or combustion sections of gas turbines. Thereafter, steam and gas turbines convert this energy into mechanical energy, which in turn is converted into electricity by generators. In so-called combined cycle plants, a combination of gas and steam turbines is used to reach highly efficient conversion rates of nearly 60%. At the end of the process, electricity is fed into transmission grids from the plant site.
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
      Industrial Applications includes steam and gas turbines in the small and medium power ranges, as well as turbo generators, turbo compressors and compressor solutions for the oil and gas industry, and offers complete engineering services for power plants. Our activities encompass design, engineering, supply and service. In the renewable energy sector, we also offer biomass power plants.
      Instrumentation and Control designs, installs and commissions instrumentation and control systems and related equipment for use in power generation, including information technology solutions providing management applications from the plant to the enterprise level. We also provide a wide variety of related services.
      Wind Power is a new business created in fiscal 2005, following our acquisition of Bonus, a leading Denmark-based supplier of wind turbines.
      Additional areas of PG’s activity include the development and production of systems based on emerging technologies such as fuel cells.
      We also have minority stakes in joint ventures in the areas of nuclear and hydropower generation. We account for these investments under the equity method.
      Although we aim to expand primarily through internal growth, we will continue to make acquisitions and form alliances where appropriate to increase market penetration, share costs or technologies and adapt to market changes. In fiscal 2005, we entered into a joint venture with Shanghai Electric Corporation Ltd. in China to manufacture and sell hot gas path parts for gas turbines, in which we hold 51% of the shares.
      PG’s principal customers are large power utilities and independent power producers, as well as construction engineering firms and developers. Because certain areas of our business, such as power plant construction, involve working on medium- or longer-term projects for customers who may not require our services again in the short term, our most significant customers may vary significantly from year to year. The Al Ezzel Company, in Bahrain; Qatar Power Q.S.C., in Katar; Calpine Corporation, in the U.S.; West Delta Electricity, in Egypt; and Union Fenosa, in Spain are among our largest customers. We also generate an increasing portion of sales from industrial customers, who represent an important market for smaller power plants, turbines and compressor solutions.
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
      In fiscal 2005, we derived more than one-third of our sales from Europe. The remainder of our sales is geographically well balanced.
      Our sales efforts are conducted primarily by our own dedicated sales organizations in Germany, the U.S. and Asia, supported by Siemens’ worldwide network of regional sales units.
      Today’s worldwide market for new power plants is near the level experienced in the late 1990s. The development continues to be driven primarily by the strong economic development in China, which again accounted for almost half of worldwide power equipment orders in fiscal 2005. Other than China, the Near and Middle East has become an important market mainly for gas fired power plants, while the demand for gas turbines in the U.S. remained relatively unchanged in fiscal 2005 at low levels due to overcapacity built up during the recent gas turbine power plant boom. Additionally, project cancellations have created a secondary market, mainly in the U.S., for turbines that have been manufactured but not yet placed into operation. This has had a negative effect on the demand for new equipment.
      Our industry is one in which a relatively small number of companies, some with very strong positions in their domestic markets, play a key role. Our principal competitors vary by business. In fossil power generation, our main competitors are General Electric, Alstom Power, Mitsubishi Heavy Industries, as well as Hitachi and Toshiba. Market conditions became less favorable due to overcapacities and intensifying competition. Within industrial applications, we face competition from General Electric, Solar, MAN Turbo and Dresser Rand. In instrumentation and controls, where the market is more fragmented, ABB is our main competitor.
Power Transmission and Distribution (PTD)

Year ended
September 30, 2005

Total sales	€4.250 billion
External sales as percentage of Siemens net sales	5.21%
Group profit	€212 million
      PTD supplies energy utilities and large industrial power users with equipment, systems and services used to process and transmit electrical power from the source, typically a power plant, to various points along the power transmission network and to distribute power via a distribution network to the end-user.
      At the first step of the power transmission and distribution process, power generated by a power plant is transformed to a high voltage that can be transported efficiently over long distances along overhead lines or underground cables. This step occurs at or near the site of the power plant, and requires transformation, control, transmission, switching and protection systems. At the second stage of the process, the power passes through one or more substations, which use distribution switchgear to control the amounts delivered and circuit breakers and surge arresters to protect against hazards in transmitting the power. At this stage, transformers step-down the voltage to a medium level at which it can be safely distributed in populated areas. In the final stage of the process, distribution transformers step-down the voltage again to a level usable by end-users and metering systems measure and record the locations and amounts of power transmitted.

      We provide our customers with turn-key transmission systems and distribution substations, discrete products and equipment for integration by our customers into larger systems; information technology systems and consulting services relating to the design and construction of power transmission and distribution networks. We offer the following solutions, products and services, presented roughly in the order in which they are used in a power transmission and distribution network. Our internal divisions are organized around the following products:

•	power systems control equipment and information technology systems, including computerized power management systems used to operate power transmission networks, determine customer needs and regulate the flow of power from power plants to the distribution network (offered through our Energy Automation division);

•	transformers including both the power transformers used at the beginning of the transmission process to step-up the voltage of the power generated by power plants to a voltage that can be carried efficiently on the power network, and the distribution transformers and their components used at the end of the distribution process to step-down power from high voltage to lower voltage levels for the end-user;

•	high voltage products and ready-to-use systems, in both alternating and direct current, used in the physical transmission of power from power plants to the distribution network before the voltage is stepped-down for distribution in populated areas, including ready-to-operate indoor and outdoor high voltage substations and the switchgear and protection systems required to control the flow of power and prevent damage to the power transmission network;

•	protection and substation control systems including equipment and systems used at power distribution network substations, such as relays and computerized protection and control equipment (offered through our Energy Automation division); and

•	medium voltage equipment including circuit breakers and distribution switchgear systems and components that regulate the flow of power on the distribution network before it is stepped-down to a low voltage level for the end-user.
      In addition to our equipment and systems, we offer a growing range of services and integrated solutions for various stages in the power transmission and distribution process. These include: technical support and maintenance services and, to an increasing extent, outsourcing projects and operations; consulting relating to the planning, design and optimization of power transmission and distribution networks; information technology services and solutions to support customer management and energy trading; training programs; and metering services for electricity, gas and heat. We also provide analytical and consulting services, as well as equipment and systems, in the power quality field that are designed to improve the availability and reliability of power transmitted by analyzing and reducing the causes of power fluctuations and failures. Power quality systems and services have become increasingly important with the growing use of sensitive computerized, electronic and other equipment requiring continuous power with very little fluctuation in voltage or frequency. Our PTD Services division aims specifically at responding to our customers’ increasing demands for these services.
      In July 2005, Siemens completed the acquisition of VA Tech. The activities of the former Transmission and Distribution division of VA Tech have been integrated into PTD. For additional information with respect to the VA Tech acquisition, see “Notes to Consolidated Financial Statements.”
      Our power transmission and distribution customers are primarily power utilities and independent power distributors. Due to ongoing deregulation in the power industry, our customer base continues to diversify from one formerly composed almost exclusively of power utilities responsible for all stages in power transmission and distribution to one that includes an increasing number of independent system operators and power distributors supplying services at different points of the power transmission and distribution network. We have increased our sales to industrial customers, providing them with equipment and systems for power networks associated with manufacturing facilities. We distribute our systems and components through our sales force in Germany and through dedicated personnel in the regional Siemens sales units worldwide. In addition, the VA Tech sales personnel will be integrated into our sales force.

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
      Our sales are evenly distributed throughout the world with large portions in Europe, Asia and the Americas. While regions in the developing world represent growth markets for power transmission and distribution products and systems, our activities there can also expose us to risks associated with economic, financial and political disruptions that could result in lower demand or affect our customers’ abilities to pay.
      Competition in our markets comes primarily from a small group of large, multinational companies offering a wide variety of products, systems and services, although a few notable specialists maintain strong positions in certain niches. Globally, our most significant competitors include ABB, the Areva Group and General Electric, as well as certain Japanese competitors. In some of our markets, increasing international competition is emerging from low-cost countries, such as China and India. We are party to several joint ventures in China, our largest single market.
      The large size of the projects performed by our Industrial Plants division occasionally exposes us to risks related to our technical performance, to a customer or to a country. For additional information with respect to our long-term contracts, see Item 3: “Key Information—Risk Factors.”
Transportation
Transportation Systems (TS)

Year ended
September 30, 2005

Total sales	€4.190 billion
External sales as percentage of Siemens net sales	5.50%
Group profit	€45 million
      We are a leader in the global rail industry, offering a full range of products and services for railway transportation. We offer our customers innovative solutions and systems in such areas as modular vehicle concepts for mass transit and mainline systems; technology for driverless metros and computer-controlled electronic switches; optical sensor systems; and global positioning system (GPS)-based service and diagnostic concepts, among others. We combine rolling stock with automation and power product offerings in our turnkey systems business, and combined service and maintenance activities in our integrated services unit. Rolling stock refers to all major components of rail vehicles, including locomotives, railway cars, subway cars and streetcars.
      We develop, manufacture and sell a full range of rolling stock in three product-focused divisions:

•	Mass Transit—Our products include subway and suburban rapid transit trains, subway cars, as well as their subsystems and components and streetcars, light rail vehicles and their components.

•	Locomotive—Our products include electric and diesel-electrical locomotives for passenger or freight rail. In addition to our manufacturing operations, we also refurbish and maintain locomotives and locomotive pools and provide locomotive leasing services tailored to meet the requirements of deregulated local rail operators.

•	Trains—Our products comprise rail vehicles with traction equipment integrated into the running gear and distributed over the entire train, including high speed trains, tilting trains, regional and rapid transit units and passenger coaches, as well as subsystems and components.
      In our automation and power business, we conduct our operations in two divisions:

•	Rail Automation—For passenger and freight railway operations, we develop, manufacture and sell central control systems, signaling systems and equipment, interlockings and automated train control

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

      In our Turnkey Systems division, we aim to optimize the design and construction of entire railway systems. We cooperate closely with the other TS businesses, integrating their products and services to offer turnkey projects from a single source. We also assist our customers with arranging financing in cooperation with SFS.
      With our Integrated Services division, we provide corrective and preventive maintenance services, replacement and spare parts for our own products and for products manufactured by others. Effective October 1, 2005, the Integrated Services division was allocated to the other divisions of TS.
      Our primary customers are transport authorities and national and private rail companies worldwide. Deutsche Bahn is our largest customer. We distribute our products through our own sales force in Germany and through dedicated personnel in the local Siemens companies worldwide.
      Germany and other European countries have traditionally been our most important regional markets. We believe the most important regional growth markets are in the Asia-Pacific region. Demand in the German market for railway transportation products has continued to decline in recent years, as a result of reduced government funding of, and low investment in, the German rail transportation systems, and we expect that trend to continue for the foreseeable future. In fiscal 2005, we derived more than three quarters of our sales from Europe, with less than one-third in Germany, and a smaller but significant amount from Asia-Pacific.
      The world markets for products and services in the railway transportation industry continue to be in flux. Despite the trend toward privatizing state-owned railways and liberalization of the railways markets, national authorities continue to have influence in areas such as security and deregulation, or as general watchdog authorities over transport or railway facilities. In many countries, governments impose local content requirements, the fulfillment of which is often a basic precondition for market entry. The number of rail operators continues to increase, and both new and traditional operators, are focusing not only on quality but also on price and low life-cycle costs that drive their own profitability. Price pressure is further influenced by budget constraints faced by many state operators, requiring innovative financing solutions. In fiscal 2005, our industry continued to face increasing prices for some key components since there is only a limited number of suppliers. Our customers show a growing trend towards the outsourcing of servicing and maintenance of systems and equipment.
      The large size of our projects occasionally exposes us to risks associated with technical performance, a customer or a country. In the recent past, we have experienced losses in connection with such risks. For example, in fiscal 2004, we experienced significant charges in our rolling stock business. The charges primarily related to our innovative low-floor light rail vehicle with a modular platform concept, marketed under the name “Combino.” For additional information with respect to our long-term contracts, see Item 5: “Operating and Financial Review and Prospects— Fiscal 2004 Compared to Fiscal 2003— Segment Information Analysis— Operations— Transportation— Transportation Systems” and Item 3: “Key Information— Risk Factors.”
      We compete in our industry, on a global scale, with a relatively small number of large companies and with numerous small to midsized competitors who are either active on a regional level or specialize within narrow product spectrums. Our principal competitors are Alstom and Bombardier.

Siemens VDO Automotive (SV)

Year ended
September 30, 2005

Total sales	€9.610 billion
External sales as percentage of Siemens net sales	12.71%
Group profit	€630 million
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
      We offer our systems and products in the following four divisions:

•	Powertrain, including components, modules and systems for use in diesel and gasoline fuel injection handling, drive train transmission management and air intake systems, fuel pumps and supply units, as well as engine actuators and emissions controls and sensors;

•	Chassis & Car body, including active and passive electronic safety systems such as crash and occupant sensors for controlling airbags and seatbelts and for monitoring air pressure in tires; chassis electronics used in steering and braking; electric motor drives for use in antilock brakes, heating, ventilation and engine cooling systems and power windows and sunroofs; drive systems for electric and hybrid vehicles; access control and security systems with electric door and seat controls and radio receivers within the vehicle; intelligent switching units and climate control units;

•	Interior & Infotainment, including complete cockpit systems, driver’s workplace systems in commercial vehicles, instrument clusters, tachographs, human-machine interface displays, heads-up displays for passenger and commercial vehicles; car audio, navigation and telematics and complex multimedia systems; and

•	Service & Special Solutions, which offers spare parts and accessories for passenger and commercial vehicles, fleet management systems and hardware and software products for car audio, navigation, and telematics.
      In addition to researching and developing these and other innovations, we also design and manufacture systems and modules.
      Most of our customers are large automobile manufacturers, including four of the world’s five largest automobile manufacturers. We also sell components to suppliers of complete automotive systems and modules. Our car manufacturer customers frequently contract a supplier to provide a system or set of components for the production run of a particular car model or engine line. In fiscal 2005, our ten largest customers together accounted for approximately 85% of our total sales.
      Base materials and components account for about half of the total cost of our products. We rely on a few suppliers to provide us with most of our semiconductors, other electronic components and some other base materials and components. These suppliers include Infineon, Philips and ST Microelectronics, for semiconductors; Tyco, for wire housings and connectors; and ALCOA for drives.
      We have our own independent sales force, which is active worldwide. In fiscal 2005, we generated less than two-thirds of our sales in Europe, with nearly one-third in Germany. In fiscal 2004, we acquired from DaimlerChrysler its automotive electronic products facility, located in Huntsville, Alabama (U.S.). As a result, our sales increased in the Americas, primarily the U.S., contributing nearly one-third of sales. In fiscal 2005, we continued our sales initiative directed at increasing our sales in China, Japan, Korea and other Asian countries.
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
      In fiscal 2005, the worldwide mass market was characterized by low growth rates. Automobile production levels declined in the Americas and Western Europe. In the Asia-Pacific region, growth continued at a lesser rate, influenced particularly by Chinese demand, which did not offset the decline in the other regions. The truck market is still growing but demand has declined compared to fiscal 2004. Globalization and the opening of markets to competition continue to put downward pressure on prices. Customers that incorporate our products into their own equipment make ever-greater demands on both our performance and the quality of our products. In the current market environment, many automobile manufacturers extract price and other concessions from their suppliers, including SV, and some of our automobile manufacturer customers have reviewed and reconsidered their innovation paths and cancelled or postponed new development projects with us.
      We are a first-tier supplier to automobile manufacturers in North America, South America and Asia. Our most significant competitors are generalists with a broad product range, systems integration capabilities and global presence. These include Bosch, Toyota’s Denso and the independent, former in-house suppliers Visteon and Delphi, each of which is significantly larger than we are. Moreover, in Europe and Asia, Denso, Visteon and Delphi continue to be aggressive competitors and attempt to gain market share outside their home countries. We face increased competition from consumer electronics and IT firms that are increasingly active in the area of automotive electronics and from certain Japanese firms. Competition from low-cost suppliers from Asia and Eastern Europe is increasing in commodity products, such as electrical motors. Finally, additional competitive pressure could also result from a vertical integration between semiconductor suppliers and traditional automotive suppliers, such as in the case of NEC and Nestec or Infineon and Sensonor.
Medical
Medical Solutions (Med)

Year ended
September 30, 2005

Total sales	€7.626 billion
External sales as percentage of Siemens net sales	10.04%
Group profit	€976 million
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
      Our offerings include:

•	medical imaging systems, representing a full range of systems including x-ray, computed tomography, magnetic resonance, molecular imaging and ultrasound, as well as related computer-based workstations enabling the health care professional to retrieve and process relevant information. Our imaging systems are used to generate morphological and functional images of, and related information concerning, the human body, such as internal organs. This information is used both for diagnostic purposes and in preparation for potential treatment, including interventional and minimally-invasive procedures.

•	information technology systems, which are used to digitally store, retrieve and transmit medical images and other clinical and administrative information, facilitating efficient workflows in health care environments;

•	oncology care systems, including linear accelerators, which are used for cancer treatment;

•	hearing aids and related products and supplies;

•	electromedical systems, which are primarily used in critical care situations and during surgery for the purpose of patient transport, monitoring vital functions via body sensors, supporting breathing and administering anesthetic agents. Our product portfolio also includes respiratory machines designed for systems for intensive neonatal care and home care. We provide such electromedical systems primarily through our joint venture Dräger Medical of Lübeck, Germany, in which we hold a 35% share. For additional information with respect to our joint venture with Dräger Medical, see “Notes to Consolidated Financial Statements.”
      Our customers are health care providers such as hospital groups and individual hospitals, group and individual medical practices and outpatient clinics. Our products are sold and serviced primarily through our own dedicated personnel. A small portion of our sales involve delivery of certain of our products and components to competitors on an OEM basis.
      We have a strong worldwide presence. The U.S. is our largest single geographic market, representing approximately 45% of our total sales in fiscal 2005. In addition, we derived nearly one-third of our sales from Europe and a smaller but significant amount in Asia-Pacific in fiscal 2005.
      We typically sell the majority of our product spectrum through direct sales persons who are located in the individual countries where our products are sold and supported by product specialists. In addition, in some countries we sell primarily low-end products (such as low-end ultrasound and low-end x-ray) through dealers.
      We have research and development and OEM cooperation agreements with various companies, including with Bruker, in the field of magnetic resonance imaging; Toshiba, in the field of ultrasound and magnetic resonance imaging; and Matsushita, for low- and mid-range ultrasound systems. We also have joint ventures with Philips and Thales, to manufacture flat panel detectors for medical imaging; and with Mochida Pharmaceutical Co. Ltd., in the field of ultrasound in Japan. In addition, in fiscal 2005, we acquired CTI, with whom we had a joint venture to develop and manufacture Positron Emission Tomography systems which are scanning systems capable of showing the chemical functioning of an organ or tissue. For additional information with respect to this acquisition, see “Notes to Consolidated Financial Statements.”
      Our principal competitors in medical imaging are General Electric, Philips, Toshiba, Hitachi and Hologic. Other competitors include McKesson and Cerner, for information technology systems; Phonak, GN Resound (a subsidiary of Great Nordic), Starkey, Widex and William Demant, for hearing aids; and Elekta and Varian Medical, for oncology care systems. The trend toward consolidation in our industry continues. Competition among the three leading companies in our field –Siemens, General Electric and Philips –continues to be strong, including with respect to price.
Lighting
Osram

Year ended
September 30, 2005

Total sales	€4.300 billion
External sales as percentage of Siemens net sales	5.60%
Group profit	€465 million
      Our Lighting Group, Osram, offers a full spectrum of lighting products for a variety of applications. Osram designs, manufactures or sells the following types of lighting products and related materials, components and equipment through the following six divisions:

•	General Lighting: incandescent, halogen, compact fluorescent, fluorescent and high-intensity discharge lamps for household and commercial applications, and public buildings, spaces and streets;

•	Automotive Lighting: halogen, incandescent and xenon discharge lamps for use in motor vehicle headlights, brake lights, turn signals and instrument panels, and, through an equal joint venture with Valeo, completed head- and tail-light assemblies for distribution in North America;

•	Display/ Optic: special purpose halogen and high-intensity discharge lamps for lighting airport runways, film studios, microchip manufacturing plants, video and overhead projectors and medical and other applications requiring very intense lighting;

•	Opto-Semiconductors: light emitting diodes (LED), organic light emitting diodes (OLED), high power laser diodes and other semiconductor devices that generate visible light and ultraviolet and infrared radiation for use in interior and exterior automotive lighting and other applications, electronic equipment displays, traffic and signal lighting, signs and decorative lighting and infrared transmitters and sensors for industrial and consumer electronics;

•	Ballasts and Luminaires: electronic ballasts for optimized operation of compact fluorescent, fluorescent, high-intensity discharge low-voltage halogen lamps and LED modules, as well as consumer fixtures and, increasingly, lighting control systems; and

•	Precision Materials and Components: glass for bulbs, phosphor powders for fluorescent lamps, computer monitors and television screens, tungsten and other metals for filaments in incandescent lamps and heavy duty tools and electronic components and materials for lamps and applications in the automotive industry, as well as equipment used in the production of lighting products.
      We market our products worldwide and have manufacturing locations throughout North and South America, Western and Eastern Europe and Asia, allowing us to stay close to our major customer regions and keep shipping charges low. We produce most of our own key precision materials and components to ensure that we have access to raw materials in the necessary amounts, prices and levels of quality. We also sell precision materials and components we manufacture to third parties.
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
      Our customers include primarily wholesalers, retailers and manufacturers of lighting fixtures, lamp components and automotive systems. We distribute our products through Osram’s own network of subsidiaries, sales offices and local independent agents in approximately 140 countries. The importance of the Internet as a sales channel is also steadily increasing. Osram has successfully implemented business-to-business extranet services in several countries and we presently process over one third of our sales electronically.
      In recent years, the world market for lighting products has grown at moderate rates, with relatively higher growth in Asia-Pacific and Eastern Europe. In fiscal 2005, we generated 43% of our total sales in the Americas, primarily in the U.S., more than one third of our total sales in Europe and a smaller but significant amount in Asia-Pacific. In North America, we market most of our lighting products under the brand name Sylvania.
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
      The manufacture of many lighting products requires mercury, lead and other hazardous materials, as well as thorium and other radioactive materials. While we have not experienced any significant liability in the past as a result of our use of these materials, we are continuing to work to reduce their use in our products, e.g. market introduction of mercury free xenon discharge lamps for motor vehicle headlights.
Financing and Real Estate
Siemens Financial Services (SFS)

Year ended
September 30, 2005

Total assets	€10.148 billion
Total assets as percentage of Siemens assets	11.77%
Income before income taxes	€319 million
      SFS provides a variety of financial services and products both to third parties and, on arm’s-length terms, to other Siemens business Groups and their customers. SFS is organized in six business divisions. Two of these divisions—Equipment and Sales Financing, and Equity—have significant dealings with third parties, including customers of other Siemens Groups. The four other divisions –Project and Export Financing, Treasury and Financing Services, Investment Management, and Insurance –currently support and advise Siemens and our other business Groups and have comparatively little external business. In its captive businesses, SFS makes an important contribution to Siemens through financing arrangements and services in the context of financing of goods and services sold by Siemens and financial services delivered to Siemens as a whole. More than 50% of our assets are derived from other Siemens business Groups through the customer financing and equipment leasing services provided by our Equipment and Sales Financing division.
      In fiscal 2005, our total assets increased to €10.148 billion at September 30, 2005 from €9.055 billion at September 30, 2004. Our principal assets at September 30, 2005 were lease receivables and equipment leased under operating leases (together accounting for 62% of our assets) and purchased trade receivables (accounting for 33% of our assets) attributable to our Equipment and Sales Financing division. Interest and fee income, as well as dividends are the main sources of our earnings, with fee income stemming primarily from our internal advisory businesses. SFS acts according to banking industry standards in the international financial markets in its transactions with Siemens, as well as those with third parties.
      Equipment and Sales Financing. This is our largest division and it encompasses our mid-market finance and credit portfolio management business activities.

•	Midmarket Finance—our principal product is equipment lease financing, where we typically purchase equipment supplied by various Siemens Groups or third-party manufacturers and lease it to the customer for a specified term, generally with an option for the customer to purchase the equipment or renew the lease at the end of the term. Capital leases account for the largest portion of our leasing business (more than 79% of the total book value of our leased assets at September 30, 2005). We also offer our clients services complementary to our leasing business, including services relating to the management of their leased equipment base and product upgrade services. Other products include asset-based lending, underwriting and syndication for larger credits.

•	Credit Portfolio Management—we purchase, without recourse, receivables from other Siemens Groups, as well as from third parties to a very limited extent. The selling companies remain responsible for collection and documentation. Our portfolio consists primarily of trade receivables. Centralizing a portion of the Siemens Groups’ receivables risk allows Siemens to more effectively manage its overall receivables exposure.
      The Equipment and Sales Financing division finances both Siemens and third-party equipment. The associated Siemens products are delivered primarily by Med, Com and L&A. Third-party products are primarily computers and office equipment. In fiscal 2005, Siemens acquired Broadcastle plc, a British financial service provider to expand its financial services in a number of niche markets.
      Equity. This division participates in infrastructure projects as a project developer and equity investor, predominantly in projects for which Siemens provides capital goods. At September 30, 2005, the equity investment in these projects amounted to approximately 2.9% of the total assets of SFS and 0.3% of the total assets of Siemens. In recent years, we have shifted our focus from larger projects to diversifying our portfolio with smaller investments.
      Project and Export Financing. This division advises other Siemens Groups on project and sales financing transactions. We have a global network of established contacts with multi-lateral financial institutions, such as the World Bank and the Asian Development Bank, as well as with national development and export banks and export credit agencies, such as Hermes, in Germany, and Export-Import Bank, in the United States. By offering our services to other Siemens Groups, we ensure that they benefit from our in-house know-how and market presence. We also provide advice, management and documentation services in connection with guarantees issued by Siemens, related principally to certain long-term contracts of the Operating Groups.
      Treasury and Financing Services. This division provides services to Siemens’ Corporate Treasury, including cash management and payment (including inter-company payments) and capital-market financing. In addition, we pool and manage interest rate and currency risk exposure of the business Groups and, in the name and for the account of Siemens’ Corporate Treasury, enter into derivative financial instruments with third-party financial institutions to offset pooled exposures. Our derivative activities are described under Item 11: “Quantitative and Qualitative Disclosure About Market Risk.” We also offer consulting services with respect to treasury activities to third-party customers.
      Investment Management. This division manages pension assets for Siemens and third parties and mutual funds for employees in Germany and Austria. We also offer pension advisory services to Siemens and third parties. In fiscal 2005, we sold to UBS Global Asset Management, a business group of UBS, a 51% stake in the real estate funds management business of our Siemens Kapitalanlagegesellschaft mbH (SKAG).
      Insurance. This division acts as a broker and provides Siemens Groups with liability, property, marine and project insurance brokerage coverage via third-party insurers. We provide these services not only to Siemens business Groups, but also to external customers. We also act as an insurance agent in offering private insurance policies to Siemens’ employees.
      SFS’ main sources of risk are our external customers’ credit risk and the risk associated with SFS’ equity portfolio. Interest rate and currency exposures are typically matched. The funding for SFS is provided by Siemens’ Corporate Treasury.
      Our competition mainly includes captive leasing and finance companies from both inside and outside the electronics industry, including those of General Electric, CIT Group, Grenkeleasing AG and Societe Generale, as well as pure leasing companies and leasing and finance operations related to banks or investment banks and investment management companies.
Siemens Real Estate (SRE)

Year ended
September 30, 2005

Total sales	€1.621 billion
External sales as percentage of Siemens net sales	0.35%
Income before income taxes	€144 million
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
      The book value of Siemens’ worldwide land and buildings, at September 30, 2005, amounted to approximately €4.995 billion, of which approximately more than half was managed by SRE. The following table sets forth the key balance sheet and statistical data for SRE:
SRE Balance Sheet and Statistical Data

	At September 30,

	2005	2004

	(€ and
	square meters
	in millions)
Total assets (in euros)	3,496	3,455
Real estate assets under management (in euros)	2,912	2,826
Total site area (in square meters)	19.1	20.1
Total building area (in square meters)	9.9	10.0
      Over the past few years, operational adjustments by some Siemens’ Groups resulted in the consolidation of Siemens locations and the divestment by SRE of surplus property. However, while we will continue to divest surplus property over the next few years, we expect that we will not be able to dispose of properties as quickly or to the same extent as we have previously.

Employees and Labor Relations
       The following tables show the division of our employees by business Group and geographic region at September 30 for each of the years shown:
Employees by Business Group

	At September 30,

	2005	2004	2003

	(in thousands)
Communications(1)	54	54	54
Siemens Business Services	39	36	35
Automation and Drives	61	52	50
Industrial Solutions and Services	32	30	26
Logistics and Assembly Systems(2)	6	5	6
Siemens Building Technologies	28	28	33
Power Generation	34	31	30
Power Transmission and Distribution	26	19	16
Transportation Systems	18	18	18
Siemens VDO Automotive	51	48	44
Medical Solutions	33	32	31
Osram	38	37	36
Siemens Financial Services	2	2	1
Siemens Real Estate	2	2	2
Other(3)	37	30	29

Total	461	424	411

(1)	Effective October 1, 2004, the Groups ICN and ICM were combined into one Group named Communications. As of September 30, 2005, the Company has reported its Mobile Devices business as discontinued operations and employees of that business are excluded from the table above for all periods presented.

(2)	The Distribution and Industry Logistics division and the Material Handling Products division of L&A were reported in Other Operations for all periods presented.

(3)	Includes employees in corporate functions and services and business units not allocated to any business Group.

Employees by Geographic Region*

	At September 30,

	2005	2004	2003

	(in thousands)
Germany	165	161	166
Europe (other than Germany)	125	109	107
The Americas	101	95	87
Asia-Pacific	58	50	43
Africa, Middle East, CIS	12	9	8

Total	461	424	411

*	Employees of our Mobile Devices business have been excluded as mentioned above.
     A significant percentage of our manufacturing employees, especially in Germany, are covered by collective bargaining agreements determining working hours and other conditions of employment, and are represented by works councils. Works councils have numerous rights to notification and of co-determination in personnel, social and economic matters. Under the German Works Constitution Act (Betriebsverfassungsgesetz), works councils are required to be notified in advance of any proposed employee termination, they must confirm hiring and relocations and similar matters, and they have a right to co-determine social matters such as work schedules and rules of conduct. Management considers its relations with the works councils to be good.
      During the last three years, we have not experienced any major labor disputes resulting in work stoppages.
Environmental Matters
      In each of the jurisdictions in which we operate, Siemens is subject to national and local environmental and health and safety laws and regulations that affect our operations, facilities, products, and, in particular, our former nuclear power generation business. These laws and regulations impose limitations on the discharge of pollutants into the air, soil and water, establish standards for the treatment, storage and disposal of solid and hazardous waste and might sometimes require us to clean up a site at significant cost. Because of our commitments to protecting the environment and conservation and because we recognize that leadership in environmental protection is an important competitive factor in the marketplace, we have incurred significant costs to comply with these laws and regulations and we expect to continue to incur significant compliance costs in the future.
      In 1994, we closed a site in Hanau, Germany, that we had used for the production of uranium and mixed-oxide fuel elements. We are in the process of cleaning up the facility in accordance with the German Atomic Energy Act. We have developed a plan to decommission the Hanau facilities that involves the following steps: clean-out, decontamination and disassembly of equipment and installations, decontamination of the facilities and buildings, sorting of radioactive materials and intermediate and final storage of radioactive waste. This process will be supported by ongoing engineering studies and radioactive sampling under the supervision of German federal and state authorities. The German Atomic Energy Act requires that radioactive waste be transported to a government-developed storage facility, which, in our case, we do not expect to be available until 2030. We expect that the process of decontamination, disassembly and sorting of radioactive waste will continue until 2010, and we will be responsible for storing the material until the government-developed storage facility is available. The ultimate costs of this project will depend, in part, on where the government-developed storage facility is located and when it becomes available. We have an accrual of €499 million at September 30, 2005, with respect to this matter. This accrual is based on a number of significant estimates and assumptions as to the ultimate costs of this project. We believe this amount to be adequate to cover the present value of the costs associated with this project, based on current estimates. For additional information, see “Notes to Consolidated Financial Statements.”
      Two Directives of the European Parliament and of the Council on Waste Electrical and Electronic Equipment (2002/96/EC-WEEE) and on the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment (2002/95/EC-RoHS) have an impact on some of our products. The WEEE-Directive regulates the collection, financing of the collection, reuse and recycling of waste from many electrical and electronic products, and the RoHS-Directive bans the use in electrical and electronic equipment of certain hazardous substances, such as lead, cadmium, mercury, chromium, brominated biphenyls and diphenylethers. The required collection and financing of the collection of waste electrical and electronic equipment from end users under the WEEE-Directive was scheduled to begin in August 2005. Siemens has been working together with national trade and environmental associations to timely establish collection systems for waste electrical and electronic equipment. Due to the delay of the implementation of the directive in many EU Member States, the obligation to collect and finance the collection of waste electrical and electronic equipment entered into force on time only in approximately 50% of the EU Member States. In many EU Member States, including large markets such as Germany, Italy, the United Kingdom and France, the obligation to collect and finance the collection of waste electrical and electronic equipment will start in the beginning of 2006 or even later. Because certain of the specific legal requirements to be set up in the EU Member States have not yet been finalized, we are presently unable to estimate the potential costs of complying with these new requirements. The bans imposed pursuant to the RoHS-Directive will enter into force on July 1, 2006. Siemens has identified its products which are affected by the restrictions and has formulated strategies to help ensure a timely transition from lead to lead-free soldering technology. Our first lead-free products have already been developed. With regard to the other substances, we enter into contractual agreements with our suppliers to help ensure that the delivered components and products are compliant with the requirements of the RoHS-Directive. For certain applications and components, exemptions are currently under discussion with the European Commission. Restrictions on the use of certain substances comparable to those of the RoHS-Directive are under discussion in several other states, such as the U.S., China, Japan and Switzerland.
      The EU-Directive (2004/35/CE) addressing the prevention and remediation of environmental damage has to be transposed into national law by April 30, 2007. A significant number of our production sites are affected by this directive. The directive requires remediation measures for damage to protected species and natural habitats, which go beyond current legal requirements. However, the directive will only apply for damages caused by emissions made after 2007. We believe that in 2007, there will continue to be adequate insurance coverage or other financial security instruments available to cover the increased risks.
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
Property
       Siemens and its consolidated subsidiaries have, as of September 30, 2005, approximately 298 production and manufacturing facilities throughout the world. Approximately 146 of these are located in Europe, with approximately 86 in Germany, and approximately 107 are located in the Americas, with approximately 84 in the United States. We also have approximately 40 facilities in Asia. Siemens also owns or leases other properties including office buildings, warehouses, research and development facilities and sales offices in approximately 190 countries.
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

Intellectual Property
       Siemens as a whole has several thousand patents and licenses, and R&D is a priority on a Siemens-wide and business Group basis. For a discussion of the main focus of our current R&D efforts of each business Group, see Item 5: “Operating and Financial Review and Prospects—Business Overview—Research and Development.” Siemens also has many thousand trademark registrations worldwide. However, neither the Company, nor any of our business Groups, is dependent on any single patent, license or trademark or any group of related patents, licenses or trademarks.
Legal Proceedings
       We have requested arbitration against the Republic of Argentina before the International Center for Settlement of Investment Disputes (ICSID) of the World Bank. We claim that Argentina unlawfully terminated our contract for the development and operation of a system for the production of identity cards, border control, collection of data and voters’ registers and thereby violated the Bilateral Investment Protection Treaty between Argentina and Germany (BIT). We are seeking damages for expropriation and violation of the BIT of approximately $500 million. Argentina has disputed jurisdiction of the ICSID arbitration tribunal and has argued in favor of jurisdiction of the Argentine administrative courts. The arbitration tribunal rendered a decision on August 4, 2004, finding that it has jurisdiction over Siemens’ claims and that Siemens is entitled to present its claims. A hearing on the merits of the case took place before the ICSID arbitration tribunal in Washington in October 2005. A decision on the merits is not expected before the end of spring 2006.
      Italian and German prosecutors are conducting investigations regarding allegations that former Siemens’ employees provided improper benefits to former employees of Enel in connection with the awarding of Enel contracts. We are cooperating with the authorities. A one-year ban prohibiting Siemens AG (but not its subsidiaries) from entering into delivery contracts for gas turbines with the Italian public administration, imposed by preliminary injunction, expired on May 14, 2005. Consequently, we have withdrawn our appeal against the ban.
      In May 2004, the European Commission launched an investigation into possible anti-trust violations involving the major European producers of high-voltage gas-insulated switchgear, including Siemens AG and VA Tech, which Siemens acquired in July 2005. Gas-insulated switchgear is electrical equipment used as a major component for turnkey power substations. We are cooperating with the still ongoing investigation of the European Commission. The European Commission has not yet announced a schedule for the completion of the investigation. Furthermore, authorities in Australia, Hungary and New Zealand are conducting investigations into the same possible antitrust violations. An investigation initiated in Mexico was dropped.
      German prosecutors are conducting an investigation against certain Siemens’ employees regarding allegations that they participated in fraud and in providing improper benefits related to the awarding of an EU contract for the refurbishment of a power plant in Serbia. The investigation is still ongoing.
      A Mexican governmental control authority has barred Siemens Mexico from bidding on public contracts for a period of three years and nine months beginning November 30, 2005. This proceeding arose from allegations that Siemens Mexico did not disclose alleged minor tax discrepancies when it was signing a public contract in 2002. Siemens Mexico is communicating with the Mexican authorities in an effort to resolve this matter. Moreover, Siemens Mexico is examining every legal option to appeal this, in our opinion unjustified, decision.
      For a discussion of the recent investigation of the Independent Inquiry Committee into the United Nations Oil-for-Food Programme in Iraq, see Item 10: “Additional Information— Report on the United Nations Oil-for-Food Programme.”
      Siemens AG and its subsidiaries have been named as defendants in various other legal actions and proceedings arising in connection with their activities as a global diversified group. Some of these pending proceedings have been previously disclosed. Some of the legal actions include claims for substantial compensatory or punitive damages or claims for indeterminate amounts of damages. In the ordinary course of business, Siemens may also be involved in investigations and administrative and governmental proceedings. Given the number of legal actions and other proceedings to which Siemens is subject, some may result in adverse decisions. Siemens believes it has defenses to these actions and contests them when appropriate. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, Siemens often cannot predict what the eventual loss or range of loss related to such matters will be. Although the final resolution of these matters could have a material effect on Siemens’ consolidated operating results for any reporting period in which an adverse decision is rendered, Siemens believes that its consolidated financial position should not be materially affected.
ITEM 5:      OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Introduction
       This Form 20-F contains forward-looking statements and information – that is, statements related to future, not past, events. These statements may be identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “project” or words of similar meaning. Such statements are based on our current expectations and certain assumptions, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect our operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. For us, particular uncertainties arise, among others, from the factors listed above under Item 3: “Key Information—Risk Factors,” changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products or technologies by other companies, lack of acceptance of new products or services by customers targeted by Siemens, changes in business strategy and various other factors. More detailed information about certain of these factors is contained throughout this report. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens does not intend or assume any obligation to update or revise these forward-looking statements in light of developments which differ from those anticipated.

      The following discussion of our financial condition and results of operations should be read in conjunction with our Consolidated Financial Statements and the related Notes prepared in accordance with U.S. Generally Accepted Accounting Principles (U.S. GAAP) as of, and for the years ended, September 30, 2005, 2004 and 2003.
      The comparability of our Consolidated Financial Statements between different periods is affected by currency translation effects resulting from our international operations. In fiscal 2005, 2004 and 2003, foreign currency translation effects impacted our results arising from the comparison of the euro, in which our Consolidated Financial Statements are denominated, to other currencies, most notably the U.S. dollar and to a lesser extent the Swiss franc and the British pound. All of our business Groups are subject to foreign currency translation effects; however, the business Groups Med, Osram and L&A are particularly affected since they generate a significant portion of their operations through subsidiaries whose results are subject to foreign currency translation effects particularly in the U.S. In this report, we present, on a worldwide basis and for our business Groups, the percentage change in orders and sales as adjusted for currency translation effects and portfolio effects (i.e., the effects of acquisitions and dispositions). These adjusted percentage change numbers may be considered “non-GAAP financial measures” under SEC rules. We believe that meaningful analysis of trends in orders and sales from one year to the next requires an understanding of these factors. For this reason, we believe that investors may find it useful to have portfolio effects and currency translation effects quantified and to consider the percentage change in orders and sales as adjusted for these effects. Percentage changes in orders and sales as adjusted for currency translation effects and portfolio effects should not be viewed in isolation as an alternative to the corresponding unadjusted percentage changes in orders and sales. For significant quantitative effects of currency translation on sales of our business Groups, see “—Fiscal 2005 Compared to Fiscal 2004— Segment Information Analysis— Operations” and “—Fiscal 2004 Compared to Fiscal 2003— Segment Information Analysis— Operations.” For additional information on foreign currency translation, see Item 11: “Quantitative and Qualitative Disclosure About Market Risk— Foreign Currency Exchange Rate Risk” and “Notes to Consolidated Financial Statements.” In addition, the effect of acquisitions and dispositions on our consolidated revenues and expenses also affects the comparability of our Consolidated Financial Statements between different periods.

Business Overview
Fiscal 2005 – Highlights
      Fiscal 2005 was a very dynamic year for Siemens. We saw growth, notably in orders, and many of our Groups produced strong profit performances. Siemens also effected a number of portfolio changes, particularly in power, medical solutions and industrial automation. Furthermore, we took important steps to reposition our Information and Communications businesses.
      Orders rose 11% to €83.791 billion and sales of €75.445 billion were up 7% in fiscal 2005. Orders were higher at every Group in Operations, and sales also rose across the board except at Transportation Systems (TS). Sales growth was driven by international expansion, while orders climbed both domestically and internationally. Acquisitions made a significant contribution to top-line growth for the year. Excluding currency translation effects and the net effect of acquisitions and dispositions, orders rose 7% and sales were up 3% year-over-year. For fiscal 2004 compared to fiscal 2003, orders increased 8% to €75.789 billion. Sales for Siemens in fiscal 2004 were €70.237 billion, up from €69.775 billion in fiscal 2003. A majority of the Groups in Operations increased both sales and orders in fiscal 2004 compared to fiscal 2003. Excluding currency translation effects and the net effect of acquisitions and dispositions, orders and sales rose 9% and 3%, respectively, in fiscal 2004 compared to fiscal 2003.
      Income from continuing operations was €3.058 billion in fiscal 2005. In fiscal 2004, income from continuing operations was €3.450 billion, including a pre-tax gain of €590 million and a reversal of €246 million in deferred tax liabilities related to the sale of shares of Infineon Technologies AG (Infineon), partially offset by a goodwill impairment of €433 million. For comparison, income from continuing operations was €2.355 billion in fiscal 2003. Basic earnings per share on a continuing basis for fiscal years 2005, 2004 and 2003 were €3.43, €3.87, and €2.65, respectively. Diluted earnings per share on a continuing basis were €3.29, €3.71, and €2.61, respectively, for these fiscal years.
      In fiscal 2005, net income was €2.248 billion, including a negative €810 million related to discontinued mobile devices operations. Net income of €3.405 billion in fiscal 2004 also included the factors mentioned above and was up from €2.445 billion in fiscal 2003. Basic earnings per share for fiscal years 2005, 2004 and 2003 were €2.52, €3.82, and €2.75, respectively. Diluted earnings per share were €2.42, €3.66, and €2.71, respectively, for these fiscal years.
      Net cash used in operating and investing activities was €2.703 billion in fiscal 2005 compared to net cash provided of €3.262 billion in fiscal 2004. On a continuing basis, net cash used in operating and investing activities was €1.489 billion, including a significant increase in cash used for acquisitions and investments to €3.102 billion and €1.496 billion in supplemental cash contributions to Siemens pension plans. In fiscal 2004, net cash provided by operating and investing activities was €3.015 billion, including lower supplemental pension plan contributions of €1.255 billion more than offset by €1.794 billion in net proceeds from the Infineon share sale. In fiscal 2003, net cash provided by operating and investing activities was €1.773 billion. On a continuing basis, net cash provided was €1.571 billion and included €1.192 billion in supplemental cash contributions to Siemens pension plans.
      Siemens’ Managing and Supervisory Boards propose a dividend of €1.35 per share for fiscal 2005. In fiscal 2004 and 2003, dividends per share were €1.25 and €1.10, respectively.
Strategic Overview
      Siemens’ competitive strategy is to innovate through research and development (R&D), optimize its business portfolio to bring that innovation to market on a global basis, and back these efforts with a strong, conservative financial condition.
      Siemens is one of the most innovative companies in the world, holding more than 53,000 patents worldwide, as well as numerous patent exchange and licensing agreements. Based on patent statistics, Siemens is number one in Germany, number two in Europe, and among the top ten in the U.S. To remain innovative, we invested €5.155 billion in R&D, even more than the €4.650 billion in fiscal 2004.
      We continually balance our business portfolio to maintain our leadership in established markets while penetrating new markets. In some cases this involves acquiring complementary technology that enables us to offer more complete solutions. We also use acquisitions to gain scale in new regions. In fiscal 2005, we pursued both strategies, and also exited or reduced our participation in markets where our competitive position did not enable us to achieve growth or profitability goals. Major transactions included the following:

•	In December 2004 (the first quarter of fiscal 2005), we entered the fast-growing alternative energy market by acquiring a wind power company, Bonus Energy A/S (Bonus) in Denmark.

•	In May 2005, we expanded our position in the growing field of molecular imaging by acquiring CTI Molecular Imaging, Inc. (CTI) in the U.S.

•	In July 2005, we strengthened our existing industrial automation portfolio by acquiring Flender Holding GmbH (Flender), a German-based industrial gear manufacturer, and Robicon Corporation (Robicon), a U.S.-based maker of voltage converters for industrial motors.

•	In July 2005, we completed the acquisition of VA Technologie AG (VA Tech) of Austria to enhance business opportunities in power transmission and distribution and in industrial engineering.

•	In September 2005, we sold our Mobile Devices business, which lacked the necessary scale to compete effectively in a consolidating market. These business activities are reported in discontinued operations for both the current and prior periods.
      We further optimized our business portfolio in fiscal 2005 through a number of smaller acquisitions and divestments. For a detailed discussion of our acquisitions, dispositions and discontinued operations, see “Notes to Consolidated Financial Statements.”
      Siemens is one of the most global companies in the world. In fiscal 2005, international business accounted for nearly €60 billion in revenues, representing approximately 80% of total sales. In particular, we expanded our business in the Americas and Asia-Pacific at more than twice the gross domestic product (GDP), highlighted by strong demand for our solutions in the U.S. and China. Siemens operates in approximately 190 countries, enabling us to bring our offerings to customers throughout the world.
      We maintain a strong, conservative financial position, careful management of net working capital, and transparency for the financial and investment communities. For example, the acquisitions mentioned above entailed significant cash outflows in fiscal 2005, yet our equity ratio remained above 30%. In addition, we have significantly strengthened our pension plans in recent years through substantial supplemental contributions.
Research and Development
      Siemens’ patent portfolio consists of more than 53,000 patents worldwide, as well as numerous patent exchange and licensing agreements and patents for technology standards. In fiscal 2005, our researchers and developers submitted 8,800 inventions, an increase of approximately 7% compared to the prior year. We filed patent applications for approximately two-thirds of these inventions. In the patent statistics, Siemens is number one in Germany, number two in Europe and among the top ten in the U.S., thus reflecting the innovative strength of our Company and our focus on R&D. In fiscal 2005, Siemens spent €5.155 billion in R&D, compared to €4.650 billion in fiscal 2004 and €4.730 billion in fiscal 2003. In fiscal 2005, R&D spending as a percentage of sales was led by Com. The Group is continuously involved in developing marketable components, products and systems, such as for a new generation of wireless communications technology. Com was followed by Med, particularly to improve technology and clinical applications for medical imaging systems, such as magnetic resonance imaging, computed tomography, x-ray angiography and ultrasound; SV, primarily for products increasing driver and pedestrian safety, as well as products for new hybrid vehicles; A&D, with a focus on manufacturing automation; Osram, for miniaturization of halogen lamps, increased brightness and lower production costs of Light Emitting Diodes (LED); and PG for gas turbine, steam power, fossil and wind power plant developments.
Basis of Presentation
       To help shareholders understand and follow our progress, we present our financial results in aggregate and also break out the major components. The sum of results for the components equals the result for Siemens as a whole.
      The majority of our business is devoted to providing products and services to customers based on Siemens’ historical expertise in innovative electrical engineering. We call this component of our business Operations. The Groups in Operations design, manufacture, market, sell, and service products and systems, or help customers use and manage those products and systems. A Group is equivalent to a reportable segment as defined by United States Generally Accepted Accounting Principles (U.S. GAAP).
      We measure the performance of these Groups using Group profit, which is earnings before centrally managed items including income taxes, financing costs, and certain pension costs. For additional information with respect to Group profit, see “Notes to Consolidated Financial Statements.”
      As a result of changes in the Company’s management approach, various modifications were made to the Groups. Information and Communication Networks (ICN) and Information and Communication Mobile (ICM), previously separate Groups, were combined to form one Group named Com as of October 1, 2004. As discussed in our “Notes to Consolidated Financial Statements,” Com’s Mobile Devices business is reported as discontinued operations and therefore excluded from Com’s results. The earlier L&A divisions Distribution and Industry Logistics, as well as Material Handling Products were reclassified to Other Operations as of September 30, 2005. Prior year information has been recast into the new structure for purposes of comparison.
      Another component of our Company is made up of two Groups involved in non-manufacturing activities such as financing, leasing, investing and real estate. We call this component of our business Financing and Real Estate. We evaluate the profitability of our Financing and Real Estate Groups using income before income taxes.
      In breaking out the Operations and Financing and Real Estate components and in order to show more clearly our external performance, we exclude the business they conduct with each other and with our Corporate Treasury department, which provides cash management services for our Groups and corporate finance activities. These internal transactions are therefore included into a component called Eliminations, reclassifications and Corporate Treasury. This component is the difference between the results for Operations and Financing and Real Estate and the results of Siemens. For additional information, see “Notes to Consolidated Financial Statements.”

Fiscal 2005 Compared to Fiscal 2004
Consolidated Operations of Siemens
Results of Siemens
      The following discussion presents selected information for Siemens for the fiscal years ended:

	2005	2004

	(€ in millions)
New orders	83,791	75,789
New orders in Germany	16,333	15,173
New international orders	67,458	60,616
Sales	75,445	70,237
Sales in Germany	15,685	16,223
International sales	59,760	54,014

     Orders for fiscal 2005 increased 11%, to €83.791 billion from €75.789 billion, on growing demand particularly in Asia-Pacific and the Americas. Sales were €75.445 billion, a 7% increase from €70.237 billion in the prior-year period. Excluding the net effects of acquisitions and dispositions and currency translation effects, sales were up 3% and orders rose 7%.

International sales and orders rose 11%, to €59.760 billion and €67.458 billion, respectively. In Germany, sales declined 3% year-over-year, to €15.685 billion, while orders rose 8%, to €16.333 billion, due primarily to major orders at PG and outsourcing contracts at SBS. In Europe outside Germany, sales for fiscal 2005 rose 7% year-over-year, to €24.429 billion, and orders were nearly level, at €26.150 billion. Within the Americas, sales in the U.S. for the full year increased 10%, to €14.686 billion, and orders rose 15%, to €15.867 billion, as growth from acquisitions more than offset negative currency translation effects. Asia-Pacific sales of €10.057 billion were 12% higher than in fiscal 2004, while orders climbed 23% year-over-year, to €11.918 billion. Within Asia-Pacific, sales in China were up 19%, at €3.202 billion, while orders in China surged 40%, to €4.142 billion.

	2005	2004

	(€ in millions)
Gross profit on sales	21,943	20,645
as percentage of sales	29.1%	29.4%

Gross profit as a percentage of sales in fiscal 2005 was 29.1% compared to 29.4% in the prior year. Despite this overall margin decline, the majority of the Groups in Operations increased their gross profit in fiscal 2005, led by TS, A&D, SV and I&S. Gross profit at TS in the prior year included significantly higher charges in the Group’s rolling stock business. A&D improved gross profit with strong growth at the Industrial Automation and Motion Control divisions, as well as through higher revenues. In fiscal 2005, SV’s gross profit primarily benefited from increased revenues and a favorable sales mix. I&S’ higher gross profit was mainly due to a full-year contribution of the Group’s water systems business. Negative operating results and charges for severance and capacity adjustments led to a significant gross profit decline at SBS.

	2005	2004

	(€ in millions)
Research and development expenses	(5,155)	(4,650)
as percentage of sales	6.8%	6.6%
Marketing, selling and general administrative expenses	(13,684)	(12,828)
as percentage of sales	18.1%	18.3%
Other operating income (expense), net	(9)	(172)
Income from investments in other companies, net	584	1,031
Income from financial assets and marketable securities, net	297	69
Interest income (expense) of Operations, net	(32)	20
Other interest income, net	241	254

      R&D expenses increased €505 million in fiscal 2005, to €5.155 billion. This amount was up significantly from €4.650 billion in fiscal 2004. R&D spending as a percentage of sales rose to 6.8% compared to 6.6% in fiscal 2004. For additional information about R&D at our Groups, see “— Business Overview— Research and Development.”
      Siemens’ marketing, selling and general administrative expenses were €13.684 billion, compared to €12.828 billion in fiscal 2004, driven primarily by higher costs at Com. Expenses at I&S were also higher, due to the water systems acquisition in the prior year. Due to rising sales, marketing, selling and general administrative expenses fell to 18.1% of sales compared to 18.3% in fiscal 2004.
      Other operating income (expense), net was a negative €9 million compared to a negative €172 million in fiscal 2004. Included in these amounts were goodwill impairments of €262 million at SBS in fiscal 2005 and €433 million related to airport logistics and distribution and industry logistics activities in fiscal 2004. Gains on sales of real estate, net of €177 million in fiscal 2005 were higher than €64 million in the prior year. The increase in fiscal 2005 was primarily due to significant gains in Operations, as well as Financing and Real Estate activities. Gains on sales and disposals of businesses, net, of €49 million, were lower than €182 million in fiscal 2004, which included the sale of Med’s Life Support Systems (LSS) business and SBS’ sale of a 74.9% interest in its Kordoba KG (Kordoba) banking software business.
      Income from investments in other companies, net was €584 million compared to €1.031 billion in the prior year, which included the Infineon share sale gain of €590 million. Income from financial assets and marketable securities, net was €297 million, up from €69 million in fiscal 2004, due primarily to the €208 million gain on the sale of Juniper Networks Inc. (Juniper) shares at Com.

	2005	2004

	(€ in millions)
Income from continuing operations before income taxes	4,185	4,369
Income taxes	(979)	(767)
as percentage of income from continuing operations before income taxes	23%	18%
Income from continuing operations	3,058	3,450
Income (loss) from discontinued operations, net of income taxes	(810)	(45)
Net income	2,248	3,405
      Income taxes on Siemens’ income from continuing operations were 23%, up from 18% in fiscal 2004. In fiscal 2005, our income tax rate was reduced due to a reorganization of certain businesses in the U.S generating previously unrecognized tax deductions. The fiscal 2004 income tax rate benefited from the Infineon share sale gain and related €246 million reversal in deferred tax liabilities. Non-deductible goodwill impairments also impacted the rate in both fiscal years.
      For the fiscal year ended September 30, 2005, Siemens reported income from continuing operations of €3.058 billion compared to €3.450 billion due to the factors mentioned above. Based on income from continuing operations, basic and diluted earnings per share were €3.43 and €3.29, respectively, compared to €3.87 and €3.71 a year earlier. Discontinued operations in fiscal 2005 were a negative €810 million due to operating losses, asset impairments, and a loss on the sale of Com’s Mobile Devices business. We do not expect future earnings to be materially impacted by the discontinued mobile devices activities. For additional information with respect to discontinued operations, see “Notes to Consolidated Financial Statements.” Net income, which includes discontinued operations, was €2.248 billion. Net income of €3.405 billion a year earlier also includes the factors mentioned above. Basic and diluted earnings per share were €2.52 and €2.42, respectively, compared to €3.82 and €3.66 a year earlier.

Segment Information Analysis
Operations
Information and Communications
Communications (Com)

	Year ended
	September 30,		% Change

	2005	2004	Actual	Adjusted*

	(€ in millions)
Group profit	454	707	(36)%
Group profit margin	3.5%	5.6%
Sales	13,141	12,709	3%	2%
New orders	13,802	13,031	6%	5%

*	Excluding portfolio effects of 1% on sales and orders.
     Com sold its Mobile Devices business to BenQ of Taiwan in the fourth quarter. Siemens’ income statement separates out discontinued operations for both current and prior-year periods in order to focus on continuing operations and provide a consistent basis for comparing financial performance over time. The following discussion conforms to this presentation.
      Fiscal 2005 orders at Com rose 6%, to €13.802 billion, and sales increased 3%, to €13.141 billion. The wireless infrastructure market continued to grow, and the Mobile Networks division accounted for much of Com’s growth for the year while also making a strong earnings contribution. Group profit for Com overall was €454 million for the year, down from €707 million a year earlier. Group profit for the current year includes significant severance charges. The charges were more than offset by a gain of €208 million on the sale of a portion of Com’s shares in Juniper. Com’s enterprise business profitability declined compared to the prior-year, in part due to margin pressure associated with demand shifts in the corporate market toward wireless and web-based solutions. The earnings development of Fixed Networks was affected by severance charges and the division recorded a significant loss. As part of its strategic reorientation, in fiscal 2005, Com acquired a wireless local area network (WLAN) company and a software company specializing in Internet protocol video aimed at the home entertainment market. Com expects charges in coming quarters for additional capacity adjustments.
Siemens Business Services (SBS)

	Year ended
	September 30,		% Change

	2005	2004	Actual	Adjusted*

	(€ in millions)
Group profit	(690)	40
Group profit margin	(12.8)%	0.8%
Sales	5,373	4,716	14%	5%
New orders	6,531	6,293	4%	(6)%

*	Excluding portfolio effects of 9% and 10% on sales and orders, respectively.
     SBS posted a loss of €690 million in fiscal 2005, due primarily to a goodwill impairment of €262 million in its Operation-Related Services division, severance and capacity adjustment charges totaling €228 million and a decline in profitability resulting from overcapacity and continuing pricing pressure. For information with respect to the goodwill impairment, see “Notes to Consolidated Financial Statements.” Group profit in the prior year included a €93 million gain from the sale of 74.9% of Kordoba. SBS realized a gain of €26 million on the sale of its remaining interest in Kordoba in fiscal 2005. Sales and order growth was influenced by outsourcing contracts, partly involving acquisitions. Sales were €5.373 billion, up 14% year-over-year, with approximately half the growth coming from internal business, partly as a result of Siemens’ announced plans to concentrate the operation of its IT infrastructure at SBS. Orders were €6.531 billion, an increase of 4% compared to the prior year. As part of its strategic reorientation, SBS divested part of its Product-Related Services activities in Germany, and announced plans to outsource ordinary PC maintenance services worldwide. SBS expects charges in coming quarters for severance and capacity adjustments.
Automation and Control
Automation and Drives (A&D)

	Year ended
	September 30,		% Change

	2005	2004	Actual	Adjusted*

	(€ in millions)
Group profit	1,210	1,077	12%
Group profit margin	12.3%	12.2%
Sales	9,844	8,829	11%	7%
New orders	10,190	8,980	13%	10%

*	Excluding currency translation effects of (1)% on orders, and portfolio effects of 4% on sales and orders.
     A&D continued to perform at a high level in the growing world market for factory automation solutions, delivering double-digit growth in earnings, sales and orders in fiscal 2005. Group profit rose 12% to €1.210 billion, primarily due to strong profit growth at the Industrial Automation and Motion Control divisions. A&D also significantly expanded its business base, making two of Siemens’ larger acquisitions of the fiscal year. The Group acquired Flender, a leading industrial gear maker, in order to strengthen its ability to offer complete drive systems. A&D also acquired Robicon, a leading manufacturer of motor voltage converters, to complement its existing technology and gain access to new customers in strategic industrial sectors in Europe, Asia and the Americas. Including these acquisitions, fiscal 2005 sales for A&D climbed 11% year-over-year, to €9.844 billion, and orders increased 13%, to €10.190 billion. Within these totals, A&D expanded in all regions, particularly in Asia-Pacific and the Americas. Effective with the beginning of fiscal 2006, A&D includes Siemens’ Electronics Assembly Systems division, which was formerly part of L&A.
Industrial Solutions and Services (I&S)

	Year ended
	September 30,		% Change

	2005	2004	Actual	Adjusted*

	(€ in millions)
Group profit	139	95	46%
Group profit margin	2.6%	2.2%
Sales	5,390	4,290	26%	6%
New orders	5,686	4,356	31%	15%

*	Excluding currency translation effects of (1)% on sales and orders, and portfolio effects of 21% and 17% on sales and orders, respectively.
     I&S contributed Group profit of €139 million in fiscal 2005, up 46% from €95 million a year earlier. Profit growth was due primarily to a full-year contribution from the Group’s water systems business, acquired in the fourth quarter of fiscal 2004. Group profit at I&S also benefited from Group-wide earnings improvements. Sales climbed 26% for the year, to €5.390 billion, including the water systems business and revenues from I&S’ portion of the VA Tech acquisition. These acquisitions also contributed strongly to the year’s 31% growth in orders, which reached €5.686 billion. On a regional basis, I&S offset weak revenues in Germany with faster growth internationally, particularly in Asia-Pacific, where rapidly industrializing economies require infrastructure engineering expertise. Demand continues to rise for systems and services that address the purification, distribution and efficient use of water for both civic and industrial applications. We expect that integrating its portion of the VA Tech acquisition will be a significant management focus at I&S in fiscal 2006. Effective with the beginning of fiscal 2006, I&S includes Siemens’ Postal Automation and Airport Logistics divisions, which were formerly part of L&A.
Logistics and Assembly Systems (L&A)

	Year ended
	September 30,		% Change

	2005	2004	Actual	Adjusted*

	(€ in millions)
Group profit	69	45	53%
Group profit margin	4.7%	3.2%
Sales	1,472	1,419	4%	8%
New orders	2,015	1,799	12%	16%

*	Excluding currency translation effects of (1)% on sales and orders, and portfolio effects of (3)% on sales and orders.
     Following an intensive analysis by the Managing Board, the Company announced in the fourth quarter of fiscal 2005, the carve-out of the Distribution and Industry Logistics, as well as of the Materials Handling Products divisions of L&A into a separate legal entity, named Dematic. These activities have been retroactively reported in Other Operations for the periods presented. As a result, the Managing Board decided to dissolve L&A effective with the beginning of fiscal 2006. As a consequence, the Airport Logistics division and Postal Automation division were transferred to I&S and the Electronics Assembly Systems division was transferred to A&D.
      Group profit of €69 million in fiscal 2005 was up 53% from €45 million a year earlier, on Group-wide earnings improvements. While Electronics Assembly Systems was profitable in fiscal 2004, Postal Automation and Airport Logistics posted losses, including charges related to excess capacity and project cost overruns. Sales rose 4% to €1.472 billion, including growing revenues in the Airport Logistics division. Orders climbed 12%, to €2.015 billion, driven by a major order in the Postal Automation division.
Siemens Building Technologies (SBT)

	Year ended
	September 30,		% Change

	2005	2004	Actual	Adjusted*

	(€ in millions)
Group profit	181	108	68%
Group profit margin	4.1%	2.5%
Sales	4,415	4,247	4%	3%
New orders	4,518	4,358	4%	4%

*	Excluding currency translation effects of (1)% on sales and orders, and portfolio effects of 2% and 1% on sales and orders, respectively.
     SBT posted €181 million in Group profit in fiscal 2005, a 68% improvement built on greater capacity utilization. In fiscal 2005, all divisions at SBT contributed improved earnings and Group profit rose in all four quarters compared to the corresponding period a year earlier. Sales and orders both rose 4%, to €4.415 billion and €4.518 billion, respectively, particularly including growth in the Security Systems division.

Power
Power Generation (PG)

	Year ended
	September 30,		% Change

	2005	2004	Actual	Adjusted*

	(€ in millions)
Group profit	951	961	(1)%
Group profit margin	11.8%	12.8%
Sales	8,061	7,527	7%	3%
New orders	10,964	9,243	19%	14%

*	Excluding currency translation effects of (1)% on sales and orders, and portfolio effects of 5% and 6% on sales and orders, respectively.
     Fiscal 2005 orders climbed 19% at PG, to €10.964 billion for the year, fueled by PG’s integration of Bonus, a wind power business acquired in the first quarter, and large fossil power plant contracts in the Middle East, Europe, Germany and the Commonwealth of Independent States (C.I.S.). The Group’s 7% increase in sales, to €8.061 billion, also benefited from the Bonus acquisition. The wind power sector is growing at double-digit rates, primarily from demand in developed nations. Sales growth was complemented by the industrial applications business. PG delivered €951 million in Group profit in fiscal 2005, close to the level a year earlier. Cancellation gains were €58 million compared to €47 million a year earlier. Group profit contributions from joint ventures were higher than in the prior year, including continued earnings from PG’s joint venture Framatome in Europe and first-time contributions from PG’s joint ventures in China. The Group’s earnings margin was negatively impacted by ongoing changes in sales mix, including faster growth in PG’s industrial business relative to its fossil power generation business.
Power Transmission and Distribution (PTD)

	Year ended
	September 30,		% Change

	2005	2004	Actual	Adjusted*

	(€ in millions)
Group profit	212	238	(11)%
Group profit margin	5.0%	6.6%
Sales	4,250	3,611	18%	3%
New orders	5,283	3,863	37%	26%

*	Excluding currency translation effects of (1)% on orders, and portfolio effects of 15% and 12% on sales and orders, respectively.
     PTD delivered €212 million in Group profit in fiscal 2005, after integration costs related to its portion of Siemens’ VA Tech acquisition, charges related to a project in the C.I.S., and charges for capacity adjustments at a transformer facility in Germany. Sales and orders benefited from Siemens’ acquisition of VA Tech, the majority of which was allocated to PTD, and full-year results from Trench Electric Holding, acquired late in the prior year and integrated in fiscal 2005. Sales increased 18%, to €4.250 billion, and orders surged 37%, to €5.283 billion, also on the strength of Group-wide growth, particularly in the High Voltage division. These acquisitions add capacity to PTD at a time of rising demand for long-distance, low-loss power transmission, particularly in China. We expect that integrating its portion of the VA Tech acquisition will be a significant management focus at PTD in fiscal 2006.

Transportation
Transportation Systems (TS)

	Year ended
	September 30,		% Change

	2005	2004	Actual	Adjusted*

	(€ in millions)
Group profit	45	(434)
Group profit margin	1.1%	(10.1)%
Sales	4,190	4,310	(3)%	(3)%
New orders	4,599	4,321	6%	6%

*	Excluding currency translation effects.
     TS recorded Group profit of €45 million in fiscal 2005 and continued to stabilize its operations. For comparison, the loss of €434 million a year earlier included significantly higher charges in the Group’s rolling stock business, primarily related to the Combino low-floor trams but also for other projects. While sales for the year came in at €4.190 billion, 3% below the prior-year level, orders rose 6%, to €4.599 billion. TS continued to expand its orders outside its traditional markets in Germany and other European countries, particularly in Asia-Pacific where the increasing number of large cities with growing populations gives rise to greater demand for urban transit systems. Demand in the German market continued to decline in fiscal 2005, as a result of reduced government funding of rail transportation systems. Margin pressures continued to intensify on an industry-wide basis, due to increases in competition, privatization, and customer requirements. For additional information with respect to the charges relating to Combino, see Item 4: “Information on the Company—Description of Business—Transportation—Transportation Systems.”
Siemens VDO Automotive (SV)

	Year ended
	September 30,		% Change

	2005	2004	Actual	Adjusted*

	(€ in millions)
Group profit	630	562	12%
Group profit margin	6.6%	6.2%
Sales	9,610	9,001	7%	2%
New orders	9,787	9,029	8%	3%

*	Excluding portfolio effects of 5% on sales and orders.
     SV increased its fiscal 2005 Group profit 12%, to €630 million, leveraging a larger revenue base with a more favorable sales mix. The Group also continued to realize significant benefits from on-going cost-cutting and efficiency measures in a slower-growing automotive market. Sales were up 7%, to €9.610 billion, primarily due to full-year consolidation of a U.S. unit acquired in the middle of fiscal 2004 to meet rising demand for advanced automotive electronics and to strengthen its position in the U.S. market. The same factors accounted for a broad-based 8% increase in orders, to €9.787 billion for the year.

Medical
Medical Solutions (Med)

	Year ended
	September 30,		% Change

	2005	2004	Actual	Adjusted*

	(€ in millions)
Group profit	976	1,046	(7)%
Group profit margin	12.8%	14.8%
Sales	7,626	7,072	8%	9%
New orders	8,641	8,123	6%	8%

*	Excluding currency translation effects of (2)% on sales and orders, and portfolio effects of 1% on sales.
     Med contributed €976 million in Group profit in fiscal 2005. For comparison, Group profit in fiscal 2004 included €118 million in gains from portfolio transactions early in the year, primarily the sale of Med’s LSS business. Diagnostics imaging solutions led growth for the year, driven by new innovative products and applications. Sales rose 8%, to €7.626 billion, and orders were up 6% year-over-year, to €8.641 billion. In fiscal 2005, Med acquired CTI, its joint venture partner for positron emission tomography (PET) systems. This transaction strengthens Med’s ability to discover, develop and deliver solutions in the growing field of molecular imaging. For additional information with respect to the disposition of LSS, see “Notes to Consolidated Financial Statements.”
Lighting
Osram

	Year ended
	September 30,		% Change

	2005	2004	Actual	Adjusted*

	(€ in millions)
Group profit	465	445	4%
Group profit margin	10.8%	10.5%
Sales	4,300	4,240	1%	3%
New orders	4,300	4,240	1%	3%

*	Excluding currency translation effects of (2)% on sales and orders.
     Osram’s Group profit in fiscal 2005 was €465 million, up 4% year-over-year despite rising energy and materials costs. The Group responded with productivity increases and higher revenues from high-end products used in advanced lighting applications. Sales rose to €4.300 billion for the year despite negative currency translation effects.
Other Operations
      Other Operations consist of centrally held equity investments, joint ventures and other operating businesses not related to a Group. With the announced carve-out of the Dematic businesses mentioned above, their results are included in Other Operations on a retroactive basis to maintain a meaningful comparison with prior years. In fiscal 2005, these businesses contributed approximately €1 billion in sales, a 11% decrease compared to the prior year. Group profit from Other Operations was €45 million compared to €246 million in the prior year, which included a negative €43 million from the Dematic businesses. In the current period, these activities impacted results through asset impairments of €98 million, project charges and higher operating losses. In addition, earnings from joint ventures were also lower year-over-year.

Corporate items, pensions and eliminations
      Corporate items, pensions and eliminations totaled a negative €1.072 billion in fiscal 2005, compared to a negative €1.206 billion in fiscal 2004. Within the total, corporate items accounted for a negative €537 million. For comparison, the negative €450 million in corporate items a year earlier included the pre-tax Infineon gain of €590 million, partly offset by a €433 million goodwill impairment related to airport logistics and distribution and industry logistics activities acquired from Atecs Mannesmann in 2001. Centrally carried pension expense was €519 million compared to €729 million a year earlier. This decrease was due primarily to supplemental pension funding, which increased pension plan assets and expected absolute returns, and lower amortization of unrecognized net losses in the current year compared to the prior-year period. We expect centrally carried pension expense to increase in fiscal 2006 due to a reduction in the discount rate assumption at September 30, 2005.
Financing and Real Estate
Siemens Financial Services (SFS)

	Year ended
	September 30,

	2005	2004	% Change

	(€ in millions)
Income before income taxes	319	250	28%
Total assets	10,148	9,055	12%
      Income before income taxes at SFS in fiscal 2005 was €319 million, up from €250 million a year earlier. The increase year-over-year was due primarily to a special dividend related to an investment, a gain from the sale of an investment, and a gain on a 51% stake in the real estate funds management business of Siemens Kapitalanlagegesellschaft mbH (SKAG), partially offset by an increase in reserves on accounts receivables. The increase in assets at SFS compared to the prior year stems primarily from the expansion of the Equipment and Sales Financing business in Europe and the Americas. In fiscal 2005, this expansion included the acquisition of Broadcastle plc, a U.K. financial services firm with activities in the U.K. healthcare sector.
Siemens Real Estate (SRE)

	Year ended
	September 30,

	2005	2004	% Change

	(€ in millions)
Income before income taxes	144	106	36%
Sales	1,621	1,578	3%
Total assets	3,496	3,455	1%
      Income before income taxes at SRE was €144 million compared to €106 million a year earlier, which included termination costs associated with a major development project in Germany. Sales rose 3%, to €1.621 billion, primarily due to an increase in international business. Results at SRE were adjusted to reflect a small effect related to discontinued operations.
Eliminations, reclassifications and Corporate Treasury
      Income before taxes from eliminations, reclassifications and Corporate Treasury was €298 million compared to €224 million a year earlier. The difference was due mainly to higher income from interest rate hedging activities not qualifying for hedge accounting.

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
Fiscal 2004 Compared to Fiscal 2003
Consolidated Operations of Siemens
Results of Siemens
      The following discussion presents Siemens selected information for the fiscal years ended:

	2004	2003

	(€ in millions)
New orders	75,789	70,373
New orders in Germany	15,173	15,867
New international orders	60,616	54,506
Sales	70,237	69,775
Sales in Germany	16,223	16,277
International sales	54,014	53,498
      Orders for Siemens increased 8% to €75.789 billion. Sales for Siemens in fiscal 2004 were €70.237 billion, up from €69.775 billion a year earlier. Excluding currency translation effects and the net effect of acquisitions and dispositions, orders and sales rose year-over-year 9% and 3%, respectively. Both orders and sales increased primarily on the strength of international business. In Germany, sales of €16.223 billion were level with the prior year and orders of €15.173 billion came in 4% lower. International sales increased 1% year-over-year, to €54.014 billion, and international orders climbed 11%, to €60.616 billion.
      Sales in Europe, excluding Germany, were nearly level year-over-year at €22.787 billion and orders rose 13% to €26.373 billion. Sales in the Asia-Pacific region increased 8% year-over-year to €8.990 billion and orders rose 11% to €9.693 billion. Sales in China were up 1% at €2.694 billion and orders rose 14% year-over-year to €2.959 billion. Sales in the U.S. were €13.378 billion, 12% lower compared to the same period a year earlier. U.S. orders of €13.799 billion were 4% lower year-over-year. Excluding currency translation effects, sales were level and orders increased 10% in the U.S.
      In Operations, the main driver of Siemens revenues, sales increased to €69.627 billion in fiscal 2004 from €69.270 billion in the prior year. Sales growth was broad-based, including Groups in the automotive, power, industrial automation, communication and lighting businesses. For example, SV benefited from continued strong demand in the automotive sector and was strengthened by the acquisition of an automotive electronics business. These increases were partially offset by revenue declines at SBT and SBS. SBT intentionally reduced its revenue basis by divesting its facility management business, while declining demand for IT solutions, particularly in Germany, resulted in a sales decline at SBS.

	2004	2003

	(€ in millions)
Gross profit on sales	20,645	19,836
as percentage of sales	29.4%	28.4%

      Gross profit as a percentage of sales in fiscal 2004 increased to 29.4% from 28.4% in the prior year. The majority of Groups in Operations increased their gross profit in fiscal 2004, with A&D and PG as significant contributors. At A&D, productivity improvement programs were largely responsible for the improvement, particularly when combined with sales growth. The gross profit increase at PG benefited from full-year inclusion of the industrial turbine businesses acquired from Alstom midway through fiscal 2003 and higher inventory allowances in the prior year. At Med, gross profit declined in fiscal 2004 primarily due to the divestment of its Electromedical Systems business and increased competition. At TS, the Group took significant charges for resolution of technical problems in its rolling stock business in fiscal 2004.

	2004	2003

	(€ in millions)
Research and development expenses	(4,650)	(4,730)
as percentage of sales	6.6%	6.8%
Marketing, selling and general administrative expenses	(12,828)	(12,877)
as percentage of sales	18.3%	18.5%
Other operating income (expense), net	(172)	642
Income from investments in other companies, net	1,031	142
Income from financial assets and marketable securities, net	69	61
Interest income of Operations, net	20	31
Other interest income, net	254	215
      R&D expenses were €4.650 billion in fiscal 2004 compared to €4.730 billion in the prior year. R&D spending as a percentage of sales came in at 6.6%, lower than 6.8% in fiscal 2003.
      Siemens held marketing, selling and general administrative expenses nearly level at €12.828 billion in fiscal 2004, compared to €12.877 billion in the prior year. As a result of Company-wide cost-control efforts, marketing, selling and general administrative expenses fell to 18.3% of sales compared to 18.5% in fiscal 2003.
      Other operating income (expense), net was a negative €172 million compared to a positive €642 million in fiscal 2003. The prior year benefited from €359 million in gains from project cancellations at PG and also included a gain resulting from Med’s contribution of assets to a joint venture with Drägerwerk AG. In contrast, fiscal 2004 included the €433 million goodwill impairment related to airport logistics and distribution and industry activities. Gains from divestments, particularly the sale of Med’s LSS business and SBS’ sale of a 74.9% interest in its Kordoba banking software business.
      Income from investments in other companies, net increased to €1.031 billion, from €142 million in the prior year. The largest factor in the change is the pre-tax gain of €590 million from the sale of Infineon shares. In addition, Siemens’ equity share of Infineon’s net income in fiscal 2004 was €14 million compared to a negative €170 million equity share of Infineon’s net loss in fiscal 2003. In the second quarter of fiscal 2004, Siemens relinquished its ability to exercise significant influence over the operating and financial policies of Infineon. Consequently, we ceased accounting for our investment in Infineon under the equity method and began accounting for it as a marketable security. For further information with respect to our ownership interest in Infineon, see “Notes to Consolidated Financial Statements.”

	2004	2003

	(€ in millions)
Income from continuing operations before income taxes	4,369	3,320
Income taxes	(767)	(881)
as percentage of income from continuing operations before income taxes	18%	27%
Income from continuing operations	3,450	2,355
Income (loss) from discontinued operations, net of income taxes	(45)	54
Net income	3,405	2,445
      Income taxes on Siemens’ income from continuing operations were 18% in fiscal 2004, well below the rate of 27% in fiscal 2003. The difference was driven by a €246 million reversal in deferred tax liabilities related to the Infineon share sale, tax-free dispositions of business interests including the sale of Infineon shares, and a number of positive tax effects outside of Germany in fiscal 2004. Fiscal 2003 also benefited from effects related to dispositions of business interests.
      Net income was €3.405 billion, up 39% from €2.445 billion in fiscal 2003. Net income in fiscal 2004 benefited from a pre-tax gain of €590 million and a reversal of €246 million in deferred tax liabilities related to the sale of shares of Infineon, partially offset by a goodwill impairment of €433 million related to airport logistics and distribution and industry activities. Basic and diluted earnings per share were €3.82 and €3.66, respectively, well above basic and diluted earnings per share of €2.75 and €2.71 in fiscal 2003.
      As a result of the adoption of Statement of Financial Accounting Standards (SFAS) 143, Accounting for Asset Retirement Obligations, on October 1, 2002, income of €59 million (€36 million net of income taxes, or €0.04 per share) was recorded in fiscal 2003 as a cumulative effect of a change in accounting principle.
Segment Information Analysis
Operations
Information and Communications
Communications (Com)

	Year ended
	September 30,		% Change

	2004	2003	Actual	Adjusted*

	(€ in millions)
Group profit	707	(237)
Group profit margin	5.6%	(1.9)%
Sales	12,709	12,283	3%	4%
New orders	13,031	12,009	9%	10%

*	Excluding currency translation effects of (2)% on sales and orders, and portfolio effects of 1% on sales and orders.
     The Groups ICN and ICM were combined into one Group named Communications as of October 1, 2004.
      Com sold its Mobile Devices business to BenQ of Taiwan in the fourth quarter of fiscal 2005. Siemens’ income statement separates out discontinued operations for both current and prior-year periods in order to focus on continuing operations and provide a consistent basis for comparing financial performance over time. The following discussion conforms to this presentation.
      In fiscal 2004, Com increased sales 3%, to €12.709 billion, and orders 9%, to €13.031 billion, on the strength of its mobile infrastructure business. Com contributed €707 million in Group profit compared to a substantial loss a year earlier, which included severance charges. The difference included significant improvements in Com’s businesses focused on telecommunications carriers. Mobile networks activities delivered a major portion of Group profit on a significant rise in sales compared to the prior year. Activities in the fixed-line business returned to profitability following a substantial loss in fiscal 2003, which included severance charges, as well as write-downs of venture capital and other investments. Sales and earnings in Com’s enterprise activities remained stable year-over-year, while the Group’s cordless products business posted higher earnings and sales.
Siemens Business Services (SBS)

	Year ended
	September 30,		% Change

	2004	2003	Actual	Adjusted*

	(€ in millions)
Group profit	40	13	208%
Group profit margin	0.8%	0.2%
Sales	4,716	5,205	(9)%	(9)%
New orders	6,293	5,226	20%	8%

*	Excluding portfolio effects of 12% on orders.

     SBS posted Group profit of €40 million compared to €13 million a year earlier. Fiscal 2004 includes a €93 million gain from the sale of 74.9% of SBS’ Kordoba unit to its strategic partner Fidelity Information Services (FIS), largely offset by charges for severance. For additional information with respect to the Kordoba disposition, see “Notes to Consolidated Financial Statements.” The prior year included significant charges for risks associated with a long-term business process outsourcing contract. Declining demand for IT solutions, particularly in Germany, resulted in sales of €4.716 billion compared to €5.205 billion a year earlier. SBS won two major outsourcing contracts in England, which pushed orders up 20% year-over-year, to €6.293 billion.
Automation and Control
Automation and Drives (A&D)

	Year ended
	September 30,		% Change

	2004	2003	Actual	Adjusted*

	(€ in millions)
Group profit	1,077	806	34%
Group profit margin	12.2%	9.6%
Sales	8,829	8,375	5%	7%
New orders	8,980	8,476	6%	8%

*	Excluding currency translation effects of (3)%, and portfolio effects of 1% on sales and orders.
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
Industrial Solutions and Services (I&S)

	Year ended
	September 30,		% Change

	2004	2003	Actual	Adjusted*

	(€ in millions)
Group profit	95	(41)
Group profit margin	2.2%	(1.0)%
Sales	4,290	4,012	7%	7%
New orders	4,356	3,955	10%	9%

*	Excluding currency translation effects of (3)% on sales and orders, and portfolio effects of 3% and 4% on sales and orders, respectively.
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

Logistics and Assembly Systems (L&A)

	Year ended
	September 30,		% Change

	2004	2003	Actual	Adjusted*

	(€ in millions)
Group profit	45	(197)
Group profit margin	3.2%	(13.1)%
Sales	1,419	1,504	(6)%	(3)%
New orders	1,799	1,515	19%	25%

*	Excluding currency translation effects of (5)% and (8)% on sales and orders, respectively, and portfolio effects of 2% on sales and orders.
     Following an intensive analysis by the Managing Board, the Company announced in the fourth quarter of fiscal 2005, the carve-out of the Distribution and Industry Logistics, as well as of the Materials Handling Products divisions of L&A into a separate legal entity, named Dematic. These activities have been retroactively reported in Other Operations for the periods presented. As a result, the Managing Board decided to dissolve L&A effective with the beginning of fiscal 2006. As a consequence, the Airport Logistics division and Postal Automation division were transferred to I&S and the Electronics Assembly Systems division was transferred to A&D.
      L&A finished in the black following a loss in fiscal 2003. Fiscal 2004 included charges related to capacity and project cost overruns, while the prior year included substantial loss provisions related to two large contracts. The Electronics Assembly division delivered strong profitability compared to negative results a year earlier, and also increased its sales and orders, while the Postal Automation and Airport Logistics divisions posted losses. Completion of major projects led to lower sales for L&A overall, at €1.419 billion. Orders of €1.799 billion were up 19% year-over-year on large postal automation orders in the U.S. Following an extensive internal review of the outlook for businesses consolidated into Siemens Dematic from Siemens’ 2001 Atecs Mannesmann acquisition, management concluded that goodwill related to the Group was impaired. Because the businesses were acquired at the corporate level, the resulting goodwill impairment was taken centrally. For additional information, see “—Corporate items, pensions and eliminations.”
Siemens Building Technologies (SBT)

	Year ended
	September 30,		% Change

	2004	2003	Actual	Adjusted*

	(€ in millions)
Group profit	108	101	7%
Group profit margin	2.5%	2.0%
Sales	4,247	4,990	(15)%	(4)%
New orders	4,358	4,775	(9)%	2%

*	Excluding currency translation effects of (4)%, and portfolio effects of (7)% on sales and orders.
     SBT increased Group profit to €108 million despite lower sales following the divestment of its facility management business early in the year. Group profit of €101 million a year earlier included substantial severance charges. On an adjusted basis, SBT’s sales of €4.247 billion for fiscal 2004 were 4% below the prior-year level and orders of €4.358 billion were up 2% year-over-year.

Power
Power Generation (PG)

	Year ended
	September 30,		% Change

	2004	2003	Actual	Adjusted*

	(€ in millions)
Group profit	961	1,171	(18)%
Group profit margin	12.8%	16.8%
Sales	7,527	6,967	8%	0%
New orders	9,243	7,302	27%	14%

*	Excluding currency translation effects of (4)% on sales and orders, and portfolio effects of 12% and 17% on sales and orders, respectively.
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
Power Transmission and Distribution (PTD)

	Year ended
	September 30,		% Change

	2004	2003	Actual	Adjusted*

	(€ in millions)
Group profit	238	207	15%
Group profit margin	6.6%	6.1%
Sales	3,611	3,399	6%	9%
New orders	3,863	3,586	8%	11%

*	Excluding currency translation effects of (4)% and (5)% on sales and orders, respectively, and portfolio effects of 1% and 2% on sales and orders, respectively.
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
Transportation
Transportation Systems (TS)

	Year ended
	September 30,		% Change

	2004	2003	Actual	Adjusted*

	(€ in millions)
Group profit	(434)	284
Group profit margin	(10.1)%	6.0%
Sales	4,310	4,697	(8)%	(7)%
New orders	4,321	4,674	(8)%	(7)%

*	Excluding currency translation effects.

     In fiscal 2004, TS responded decisively to the technical problems and associated issues that affected its rolling stock business, particularly the innovative low-floor light rail vehicle with a modular platform concept, marketed under the name Combino. The Group identified technical solutions during the year and is beginning to implement them. These actions and associated charges, accompanied by a corresponding slow-down in rolling stock sales, led to a loss of €434 million. For additional information with respect to Combino, see Item 4: “Information on the Company— Description of Business— Transportation— Transportation Systems.” In addition to these factors, TS also faced generally slower demand for rail transportation systems, particularly in Germany. As a result, sales and orders at TS were €4.310 billion and €4.321 billion, respectively, 8% below fiscal 2003 levels.
Siemens VDO Automotive (SV)

	Year ended
	September 30,		% Change

	2004	2003	Actual	Adjusted*

	(€ in millions)
Group profit	562	418	34%
Group profit margin	6.2%	5.0%
Sales	9,001	8,375	7%	9%
New orders	9,029	8,375	8%	10%

*	Excluding currency translation effects of (3)%, and portfolio effects of 1% on sales and orders.
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
Medical
Medical Solutions (Med)

	Year ended
	September 30,		% Change

	2004	2003	Actual	Adjusted*

	(€ in millions)
Group profit	1,046	1,118	(6)%
Group profit margin	14.8%	15.1%
Sales	7,072	7,422	(5)%	6%
New orders	8,123	7,835	4%	15%

*	Excluding currency translation effects of (6)% and (7)% on sales and orders, respectively, and portfolio effects of (5)% and (4)% on sales and orders, respectively.
     Med delivered more than €1 billion in full-year Group profit. Fiscal 2004 included €118 million in gains from portfolio transactions, primarily the sale of Med’s Life Support Systems (LSS) business. For comparison, fiscal 2003 included a €63 million gain related to the contribution of a portion of Med’s electromedical systems business to a joint venture with Drägerwerk AG. While these transactions reduced Med’s revenue base compared to the prior year, sales of €7.072 billion were up 6% year-over-year, excluding currency translation and portfolio effects. Orders climbed to €8.123 billion, up 15% on an adjusted basis. For additional information with respect to the disposition of LSS, see “Notes to Consolidated Financial Statements.”

Lighting
Osram

	Year ended
	September 30,

	2004	2003	% Change

			Actual	Adjusted*

	(€ in millions)
Group profit	445	410	9%
Group profit margin	10.5%	9.8%
Sales	4,240	4,172	2%	8%
New orders	4,240	4,172	2%	8%

*	Excluding currency translation effects.
     Osram increased its Group profit 9% for the year, to €445 million, leveraging higher manufacturing productivity to achieve a double-digit earnings margin for the year. Sales increased to €4.240 billion, up 8% year-over-year on an adjusted basis. Higher revenue year-over-year was highlighted by particularly strong growth in Asia-Pacific and Latin America.
Other Operations
      Other Operations consist of centrally held equity investments, joint ventures and other operating businesses not related to a Group. With the announced carve-out of L&A’s industry logistics and material handling activities in fiscal 2005, results for those businesses were included in Other Operations on a retroactive basis to maintain a meaningful comparison with prior years. These businesses contributed approximately €1.1 billion in sales in both fiscal years. Group profit from Other Operations was €246 million in fiscal 2004, which included a higher loss of a negative €43 million from the Dematic businesses, compared to Group profit of €191 million in the prior year. Equity earnings from joint ventures were the primary contributor to earnings in both fiscal years.
Corporate items, pensions and eliminations
      Corporate items, pensions and eliminations were a negative €1.206 billion in fiscal 2004 compared to a negative €1.575 billion in the same period a year earlier. Corporate items totaled a negative €450 million in fiscal 2004 compared to a negative €747 million in fiscal 2003. Corporate items in fiscal 2004 included the pre-tax gain of €590 million from the sale of Infineon shares, partly offset by the €433 million goodwill impairment related to airports logistics and distribution and industry logistics activities. This impairment was taken centrally because the relevant businesses were acquired at the corporate level as part of Siemens’ Atecs Mannesmann transaction. Corporate items in fiscal 2003 benefited from the positive resolution of an arbitration proceeding. Siemens’ equity share of Infineon’s net result was a positive €14 million, compared to a negative €170 million in fiscal 2003. In the second quarter of fiscal 2004, Siemens relinquished its ability to exercise significant influence over the operating and financial policies of Infineon. Consequently, we ceased accounting for our investment in Infineon under the equity method and began accounting for it as a marketable security. Centrally carried pension expense was €729 million in fiscal 2004, compared to €827 million a year earlier. Domestic pension service costs were carried centrally in fiscal 2003 and than allocated to the Groups beginning in fiscal 2004. The effect of this change was partly offset by higher amortization of unrealized pension plan losses in fiscal 2004. For additional information regarding ownership in Infineon, the Atecs Mannesmann transaction and pension plans, see “Notes to Consolidated Financial Statements.”

Financing and Real Estate
Siemens Financial Services (SFS)

	Year ended
	September 30,		% Change

	2004	2003	Actual

	(€ in millions)
Income before income taxes	250	269	(7)%
Total assets	9,055	8,445	7%
      Income before income taxes at SFS in fiscal 2004 was €250 million compared to €269 million a year earlier. The difference was due in part to higher write-downs of receivables in the Equipment & Sales Financing (ESF) division compared to the prior year. Income at SFS for the year also reflected an expansion of the ESF division in Europe and North America, resulting in a corresponding increase in total assets compared to fiscal 2003.
Siemens Real Estate (SRE)

	Year ended
	September 30,		% Change

	2004	2003	Actual

	(€ in millions)
Income before income taxes	106	204	(48)%
Sales	1,578	1,587	(1)%
      Income before income taxes at SRE in fiscal 2004 was €106 million compared to €204 million a year earlier. While sales were level with the prior year, weakness in the market for commercial real estate reduced returns. Market conditions also led the Group to terminate a major development project in Frankfurt during fiscal 2004, and the associated charges contributed to the decline in income for the year.
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

Liquidity and Capital Resources
Cash Flow—Fiscal 2005 Compared to Fiscal 2004
      The following discussion presents an analysis of Siemens’ cash flows for the fiscal years ended September 30, 2005 and 2004. The first table below presents net cash flow for continuing and discontinued operations in which net cash flow from discontinued operations is explained in more detail. The second table, which focuses only on continuing operations, then analyzes net cash flow for Siemens’ components.

					Continuing and
	Continuing		Discontinued		discontinued
	operations		operations		operations

	Year ended September 30,

	2005	2004	2005	2004	2005	2004

	(€ in millions)
Net cash provided by (used in):
Operating activities	4,217	4,704	(1,096)	376	3,121	5,080
Investing activities	(5,706)	(1,689)	(118)	(129)	(5,824)	(1,818)

Net cash provided by (used in) operating and investing activities	(1,489)	3,015	(1,214)	247	(2,703)	3,262

      On a continuing basis, net cash used in operating and investing activities was €1.489 billion in the current year compared to net cash provided of €3.015 billion in fiscal 2004. Discontinued operations used net cash in operating and investing activities of €1.214 billion, compared to net cash provided of €247 million in fiscal 2004. The change of €1.461 billion year-over-year is due primarily to higher net working capital and higher operating losses in fiscal 2005. In line with contractual terms of the sale of the Mobile Devices business, coming quarters will include additional net cash outflows totaling approximately €500 million related to the disposition of mobile devices operations, including payments related to a product platform transition and costs associated with securing intellectual property. In total, including continuing and discontinued operations, net cash used in operating and investing activities was €2.703 billion, compared to net cash provided of €3.262 billion in fiscal 2004.

			SFS, SRE and
			Corporate
	Operations		Treasury*		Siemens

	Year ended September 30,

Continuing operations	2005	2004	2005	2004	2005	2004

	(€ in millions)
Net cash provided by (used in):
Operating activities	3,565	3,635	652	1,069	4,217	4,704
Investing activities	(4,787)	(1,394)	(919)	(295)	(5,706)	(1,689)

Net cash provided by (used in) operating and investing activities — continuing operations	(1,222)	2,241	(267)	774	(1,489)	3,015

*	Also includes eliminations and reclassifications.
     Operations provided net cash from operating activities of €3.565 billion in fiscal 2005, close to the level of €3.635 billion a year earlier. Within Operations, net inventories increased across most of the Groups in both the current and prior periods. PG, TS and PTD led the increase in fiscal 2005 while the rise a year earlier was driven by Com and TS. The increase at PG and PTD, as well as Com in fiscal 2004, was attributable to order growth. Higher inventories at TS in the prior year were primarily due to the use of advance project payments not being replenished with current payments from orders. Both the current and prior-year period included significant supplemental cash contributions to Siemens’ pension plans of €1.496 billion and €1.255 billion, respectively. Corporate Treasury and Financing and Real Estate activities also contributed a significant portion of the difference between the periods under review. The change year-over-year primarily involves reduced effects from hedging of intracompany financing, due to increased use of externally raised financing in local currencies, while the prior-year period included repayment of a €247 million vendor note related to the earlier disposal of various businesses. For Siemens, net cash provided by operating activities from continuing operations in fiscal 2005 was €4.217 billion, compared to net cash provided of €4.704 billion a year earlier.
      Operations used net cash in investing activities from continuing operations of €4.787 billion in the current period compared to net cash used of €1.394 billion a year earlier. The major factor in the change year-over-year was a significant increase in outflows for acquisitions and investments, to €3.000 billion. Major acquisitions and investments included the following: VA Tech, whose activities were allocated primarily to PTD and I&S, for a total of €514 million, net of €535 million cash acquired; CTI at Med for €734 million, net of €60 million cash acquired; Flender and Robicon at A&D, and Bonus at PG, in total for approximately €1.2 billion. Fiscal 2004 included €822 million in cash used for the USFilter acquisition at I&S. Also contributing to the total change was €1.794 billion in net proceeds from the sale of Infineon shares in the prior year, while the current period includes €263 million from Com’s sale of a portion of its shares in Juniper. To support business growth, capital expenditures in Operations increased year-over-year and SFS had higher cash outflows for investing activities primarily due to a build-up of leasing assets. For Siemens, net cash used in investing activities from continuing operations in fiscal 2005 was €5.706 billion, compared to net cash used of €1.689 billion a year earlier.
      Net cash used in financing activities for Siemens in fiscal 2005 was €1.403 billion compared to €3.108 billion in fiscal 2004. Both periods included cash outflows for notes exchangeable into Infineon shares which came due in fiscal 2005. These cash outflows contributed to repayments of debt totaling €848 million in fiscal 2005 and €1.564 billion in fiscal 2004. The current period also includes net proceeds from the issuance of short-term debt, primarily commercial paper. In fiscal 2005, Siemens’ shareholders benefited as we paid €1.112 billion in dividends, up from €978 million in the year earlier.
Cash Flow — Fiscal 2004 Compared to Fiscal 2003
      The following discussion presents an analysis of Siemens’ cash flows for the fiscal years ended September 30, 2004 and 2003. The first table below presents net cash flow for continuing and discontinued operations in which net cash flow from discontinued operations is explained in more detail. The second table, which focuses only on continuing operations, then analyzes net cash flow for Siemens’ components.

					Continuing and
	Continuing		Discontinued		discontinued
	operations		operations		operations

	Year ended September 30,

	2004	2003	2004	2003	2004	2003

	(€ in millions)
Net cash provided by (used in):
Operating activities	4,704	5,419	376	293	5,080	5,712
Investing activities	(1,689)	(3,848)	(129)	(91)	(1,818)	(3,939)

Net cash provided by operating and investing activities	3,015	1,571	247	202	3,262	1,773

      On a continuing basis, net cash provided from operating and investing activities increased to €3.015 billion in fiscal 2004, up from net cash provided of €1.571 billion in fiscal 2003. Discontinued operations also provided net cash from operating and investing activities of €247 million and €202 million in fiscal 2004 and 2003, respectively. The discontinued operations consist of the net cash inflows from the Mobile Devices business subsequently sold in fiscal 2005. In total, including continuing and discontinued operations, net cash provided by operating and investing activities was €3.262 billion in fiscal 2004, compared to net cash provided of €1.773 billion in fiscal 2003.

			SFS, SRE and
			Corporate
	Operations		Treasury*		Siemens

	Year ended September 30,

Continuing operations	2004	2003	2004	2003	2004	2003

	(€ in millions)
Net cash provided by (used in):
Operating activities	3,635	3,834	1,069	1,585	4,704	5,419
Investing activities	(1,394)	(3,564)	(295)	(284)	(1,689)	(3,848)

Net cash provided by operating and investing activities — continuing operations	2,241	270	774	1,301	3,015	1,571

*	Also includes eliminations and reclassifications.
     Operations provided net cash from operating activities of €3.635 billion in fiscal 2004 compared to €3.834 billion in the prior year. Within Operations, net inventories increased across most of the Groups in fiscal 2004, driven by TS and Com. The increase at Com was attributable to order growth while higher inventories at TS were primarily due to the use of advance project payments not being replenished with current payments from orders. Lower sales compared to the prior fiscal year resulted in accounts receivable decreases at Com and PG in fiscal 2003. In fiscal 2003 at PG, a decrease in other current liabilities was due to lower advance payments on large orders. Both years included cash used to reduce the underfunding of Siemens’ pension plans, including supplemental contributions of €1.255 billion and €1.192 billion in fiscal 2004 and 2003, respectively. Corporate Treasury and Financing and Real Estate activities also contributed a significant portion of the difference between the periods under review. In fiscal 2003, when exchange rate fluctuations included a major change in the euro relative to the U.S. dollar, Corporate Treasury activities undertaken to manage Siemens’ exchange rate exposure provided more than €1 billion to net cash from operating activities, primarily related to intercompany financing. In fiscal 2004, effects from exchange rate fluctuations for Siemens were far more moderate. Fiscal 2004 also included repayment of a €247 million vendor note related to the earlier disposal of various businesses. For Siemens, net cash provided by operating activities from continuing operations in fiscal 2004 was €4.704 billion, compared to net cash provided of €5.419 billion a year earlier.
      Operations used net cash in investing activities from continuing operations of €1.394 billion in the current period compared to net cash used of €3.564 billion a year earlier. The change year-over-year is primarily due to €1.794 billion in net proceeds from the sale of Infineon shares in fiscal 2004. Cash used for acquisitions and purchases of investments was near the level of a year earlier but weighted toward acquisitions of businesses within Operations. For example, fiscal 2004 included €822 million for the acquisition of USFilter, representing a strategic entry into the U.S. water systems and service market by I&S. Other acquisitions included BBC Technology in the U.K. (SBS), Trench Electric Holding B.V. (PTD) and a U.S. automotive electronics business (SV). Fiscal 2003 included PG’s acquisition of Alstom’s industrial turbine businesses for €929 million, along with higher purchases of investments and marketable securities. The higher level of cash used in investing activities in the Financing and Real Estate component in fiscal 2004 reflects asset growth in the financing business at SFS. For Siemens, net cash used in investing activities from continuing operations in fiscal 2004 was €1.689 billion, compared to net cash used of €3.848 billion a year earlier.
      Net cash used in financing activities for Siemens in fiscal 2004 was €3.108 billion compared to €487 million in fiscal 2003. The primary difference between the periods was €2.5 billion in proceeds from the issuance of notes convertible into Siemens shares in fiscal 2003. Both periods included repurchases of notes exchangeable into Infineon shares, contributing to repayments of debt totaling €1.564 billion in fiscal 2004 and €1.742 billion in fiscal 2003. Dividend payments of €978 million in fiscal 2004 were higher than the year earlier.
Capital Resources and Capital Requirements
      Siemens is committed to a strong financial profile, characterized by a conservative capital structure that gives us excellent financial flexibility.
Ratings
      Our current corporate credit ratings from Moody’s Investors Service and Standard & Poor’s are noted below:

	Moody’s	Standard &
	Investors Service	Poor’s

Long-term debt	Aa3	AA–
Short-term debt	P-1	A-1+
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
      Moody’s Investors Service’s rating for our short-term corporate credit and commercial paper is P-1, the highest available rating in the prime rating system, which assesses issuers’ ability to honor senior financial obligations and contracts. It applies to senior unsecured obligations with an original maturity of less than one year.
      Standard & Poor’s rates our long-term corporate credit AA– (stable outlook). Within Standard & Poor’s long-term issue and issuer credit ratings, an obligation rated AA has the second highest rating category assigned. The modifier “–” indicates that our long-term debt ranks in the lower end of the AA category. The Standard & Poor’s rating outlook is an opinion regarding the likely direction of an issuer’s rating over the intermediate to longer term. Rating outlooks fall into the following four categories: Positive, Negative, Stable and Developing.
      Our short-term debt and commercial paper is rated A-1+ within Standard & Poor’s short-term issue credit ratings, giving Siemens the highest-ranking short-term rating.
      Siemens has no other agreements with nationally recognized statistical rating organizations to provide long-term and short-term credit ratings.
      The rating agencies have focused more specifically on an assessment of liquidity risk. Moody’s most recent liquidity risk assessment for Siemens as of August 24, 2005 classified the liquidity profile of the Company as “very healthy.”
      Please be advised that security ratings are not a recommendation to buy, sell or hold securities. Credit ratings may be subject to revision or withdrawal by the rating agencies at any time. You should evaluate each rating independently of any other rating.
Capital Resources
      Capital resources at September 30, 2005 included €8.121 billion in cash and cash equivalents held in various currencies. Corporate Treasury generally manages cash and cash equivalents for the entire Company, except in countries where local capital controls require otherwise. At September 30, 2005, Corporate Treasury managed approximately 81% of Siemens’ cash and cash equivalents. Corporate Treasury carefully manages investments of cash and cash equivalents subject to strict credit requirements and counterparty limits. In addition, €1.789 billion is held in marketable securities, including shares in Infineon, Juniper and Epcos AG (Epcos).

      Our shareholders’ equity at September 30, 2005 was €27.117 billion, an increase of €262 million since September 30, 2004. See also the discussion of pension plan funding below, as well as the Consolidated Statements of Changes in Shareholders’ Equity. We have authorization from our shareholders to repurchase up to 10% of our outstanding shares at any time until July 26, 2006. Such stock may be sold via a stock exchange; or (i) retired with the approval of the Supervisory Board, (ii) used to satisfy the Company’s obligations under the 1999 and the 2001 Siemens Stock Option Plans, (iii) offered for purchase by employees or former employees of the Company; and (iv) used to service the conversion or option rights granted by the Company in connection with the issuance of bonds. In addition, the Supervisory Board shall be authorized to transfer treasury stock repurchased by the Company to members of the Managing Board of Siemens AG as stock-based compensation with a waiting period of at least two years.
      Our principal source of Company financing is cash flow from operating and investing activities. In fiscal 2005, net cash provided by operating activities from continuing operations totaled €4.217 billion. In fiscal 2005, as part of our growth strategy, we incurred significant cash outflows due to various acquisitions. As a result of these acquisitions, as well as higher capital expenditures and higher supplemental cash contributions to Siemens’ pension trusts, cash flow from operating and investing activities from continuing operations was a negative €1.489 billion in fiscal 2005.
      We have two credit facilities at our disposal, which are available in the unlikely event that we are unable to access commercial paper or medium-term notes markets. Our credit facilities at September 30, 2005 consisted of €4.602 billion in unused committed lines of credit. In fiscal 2005, we renewed our U.S.$3.0 billion multi-currency revolving credit facility and increased it to a U.S.$5.0 billion syndicated multi-currency revolving credit facility expiring March 2012 provided by a syndicate of international banks. In addition, we established a revolving credit facility for an aggregate amount of €450 million expiring in September 2012 provided by a domestic bank. The latter replaces our €750 million revolving credit facility due in June 2008, which we terminated in fiscal 2005. None of our credit facilities contain a material adverse change provision of the type typically found in facilities of such nature.
      We also have two commercial paper programs, under which we typically issue commercial paper with a maturity of less than 90 days, for an aggregate of U.S.$3.0 billion in the U.S. domestic market and an aggregate of €3.0 billion in the euro market. The amount outstanding under these commercial paper programs was €1.484 billion at September 30, 2005.
      In addition, the Company has a medium-term note program of €5.0 billion. The amount outstanding under this program was €966 million at September 30, 2005. The Company is in the process of updating the listing particulars of its medium-term note program on the basis of a new European Union Directive in fiscal 2006.
      None of our commercial paper and medium-term note programs or our credit facilities contains specific financial covenants such as rating triggers or interest coverage, leverage or capitalization ratios that could trigger remedies, such as acceleration of repayment or additional collateral.
      In addition to the above-described sources of liquidity, we constantly monitor funding options available in the capital markets, as well as trends in the availability and cost of such funding, with a view to maintaining financial flexibility and limiting repayment risks.
Capital Requirements
      Capital requirements include scheduled debt service and regular capital spending and cash requirements. €3.999 billion of debt, including €1.484 billion of commercial paper, is scheduled to become due in fiscal 2006. We plan capital expenditures for property, plant and equipment for fiscal 2006 to be above current depreciation expense of €2.328 billion for fiscal 2005.
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
Contractual Obligations
      In the ordinary course of business, Siemens’ primary contractual obligations regarding cash involve debt service, purchase obligations and operating lease commitments.
      The following table summarizes contractual obligations for future cash outflows as of September 30, 2005:

		Payments due by period

		Less than			After
	Total	1 year	1-3 years	4-5 years	5 years

	(€ in millions)
Debt	12,435	3,999	2,968	2,763	2,705
Purchase obligations	10,456	8,912	1,132	324	88
Operating leases	2,681	628	924	546	583

Total contractual cash obligations	25,572	13,539	5,024	3,633	3,376

      Debt—At September 30, 2005, Siemens had €12.435 billion of short- and long-term debt, of which €3.999 billion will become due within the next 12 months. Included in short-term debt is €1.484 billion of commercial paper, reflecting all amounts outstanding under our commercial paper programs, therefore limiting refinancing risk. The remainder is represented by bonds and other loans from banks coming due within the next 12 months. At September 30, 2005, the weighted average maturity of our bonds and notes due after one year was 4.15 years. At September 30, 2004, total debt was €11.219 billion. Further information about the components of debt is given in “Notes to Consolidated Financial Statements.”
      Debt for Siemens at September 30, 2005 consisted of the following:

	Short-Term	Long-Term	Total

	(€ in millions)
Notes and bonds	1,625	6,826	8,451
Loans from banks	673	613	1,286
Other financial indebtedness	1,612	733	2,345
Obligations under capital leases	89	264	353

Total debt	3,999	8,436	12,435

      Our notes and bonds contain no specific financial covenants such as rating triggers or interest coverage, leverage or capitalization ratios that could trigger a requirement for early payment or additional collateral support.
      Our Corporate Treasury has primary responsibility for raising funds in the capital markets for the entire Company, including the Financing and Real Estate component, except in countries with conflicting capital market controls. In these countries, the relevant Siemens subsidiary companies obtain financing primarily from local banks. Corporate Treasury lends funds via intracompany financing to the Operations and Financing and Real Estate components. This intracompany financing, together with intracompany liabilities between the components, is shown under intracompany liabilities in the balance sheets. Under this approach, at September 30, 2005, €8.971 billion of such intracompany financing was directly attributable to the Financing and Real Estate component and the remainder to the Operations component. At September 30, 2005, the Financing and Real

Estate component additionally held €386 million in short-term and €521 million in long-term debt from external sources.
      In fiscal 2000, Siemens Nederland N.V., as the owner of the underlying shares of stock of Infineon, issued €2.5 billion of 1% exchangeable notes due in 2005. In August 2005, Siemens redeemed the remaining outstanding amount of principal €596 million.
      In fiscal 2005, the Company acquired Flender including its outstanding debt. Following the acquisition, Siemens announced a cash tender offer with respect to Flender’s €250 million 11% senior notes due in 2010. We subsequently repurchased an aggregate principal amount of €176 million of the notes outstanding.
      The capital structure of the Financing and Real Estate component at September 30, 2005 and 2004 consisted of the following:

	September 30,		September 30,
	2005		2004

	SFS	SRE	SFS	SRE

	(€ in millions)
Assets	10,148	3,496	9,055	3,455
Allocated equity	983	920	1,015	920
Total debt	8,529	1,349	7,245	1,420
Therein intracompany financing	8,041	930	6,975	1,061
Therein debt from external sources	488	419	270	359
Debt to equity ratio	8.68	1.47	7.14	1.54
      Both Moody’s and Standard & Poor’s view SFS as a captive finance company. These ratings agencies generally recognize and accept higher levels of debt attributable to captive finance subsidiaries in determining long-term and short-term credit ratings.
      The allocated equity for SFS is determined and influenced by the respective credit ratings of the rating agencies and by the expected size and quality of its portfolio of leasing and factoring assets and equity investments and is determined annually. This allocation is designed to cover the risks of the underlying business and is in line with common credit risk management banking standards. The actual risk profile of the SFS portfolio is monitored and controlled monthly and is evaluated against the allocated equity.
      Purchase obligations—At September 30, 2005, the Company had €10.456 billion in purchase obligations. Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding and which specify all of the following items: (i) fixed or minimum quantities, (ii) fixed, minimum or variable price provisions and (iii) approximate timing of the transaction.
      Operating leases—At September 30, 2005, the Company had a total of €2.681 billion in total future payment obligations under non-cancelable operating leases.
      Furthermore, we are subject to asset retirement obligations related to certain tangible long-lived assets. Such asset retirement obligations are primarily attributable to environmental clean-up costs, which amounted to €499 million as of September 30, 2005 and to costs associated with the removal of leasehold improvements at the end of the lease term, amounting to €43 million as of September 30, 2005. For additional information with respect to asset retirement obligations, see “Notes to Consolidated Financial Statements.”
Off-Balance Sheet Arrangements
      Guarantees—Guarantees are principally represented by credit guarantees and guarantees of third-party performance. As of September 30, 2005, the undiscounted amount of maximum potential future payments for guarantees was €1.793 billion. Credit guarantees cover the financial obligation of third-parties in cases where Siemens is the vendor and/or contractual partner. In addition, Siemens provides credit line guarantees with variable utilization to associated and related companies. The total amount for credit guarantees was €362 million as of September 30, 2005. Performance bonds and guarantees of advanced payments guarantee the fulfillment of contractual commitments of partners in a consortium where Siemens may be the general or subsidiary partner. In the event of non-performance under the contract by the consortium partner(s), Siemens will be required to pay up to an agreed-upon maximum amount. Guarantees of third-party performance amounted to €829 million as of September 30, 2005. Furthermore, the Company has provided indemnification in connection with dispositions of certain business entities, which protects the buyer from certain tax, legal, and other risks related to the purchased business entity. These other guarantees were €602 million as of September 30, 2005. In the event that it becomes probable that Siemens will be required to satisfy these guarantees, provisions are established. Such provisions are established in addition to the liabilities recognized for the non-contingent component of the guarantees. Most of the guarantees have fixed or scheduled expiration dates, and in practice such guarantees are rarely drawn. For additional information with respect to our guarantees, see “Notes to Consolidated Financial Statements.”
      Variable Interest Entities—The Company holds variable interests in various Variable Interest Entities (VIEs), which are not significant either individually or in the aggregate. The impact of consolidating certain of these VIE’s on the Company’s financial statements was not material. For additional information on VIE’s, see “Notes to Consolidated Financial Statements.”
Pension Plan Funding
      The projected benefit obligation (PBO) of Siemens’ principal pension plans, which considers future compensation increases, amounted to €25.0 billion on September 30, 2005 compared to €20.8 billion on September 30, 2004. The fair value of plan assets as of September 30, 2005 was €21.5 billion compared to €17.7 billion on September 30, 2004. The measurement dates for the valuation of certain Siemens pension funds, particularly our funds in the U.S. and U.K., do not coincide with the end of our fiscal year. While the return over the last twelve months amounted to 12.4% or €2.392 billion, the aggregate return on plan assets between the last measurement dates amounted to 11.9% or €2.289 billion. On September 30, 2005, the combined funding status of Siemens principal pension plans showed an underfunding of €3.5 billion compared to an underfunding of approximately €3.1 billion at the end of the prior fiscal year. A reduction in the discount rate assumption at September 30, 2005 increased Siemens’ PBO. This more than offset an increase in plan assets resulting from supplemental and regular contributions, plus the higher than expected actual return on plan assets.
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
      The Company also regularly reviews the design of its pension plans. Historically, the majority of Siemens pension plans have included significant defined benefits. However, in order to reduce the Company’s exposure to certain risks associated with defined benefit plans, such as longevity, inflation, effects of compensation increases and other factors, we implemented new pension plans in some of our major subsidiaries including Germany, the U.S. and the U.K. The benefits of these new plans are based predominantly on contributions made by the Company and, to a minor extent, the effects of longevity, inflation adjustments and compensation increases. We expect to continue to review the need for the implementation of similar plan designs outside Germany in the coming years to better control future benefit obligations and related costs.
      For more information on Siemens pension plans, see “Notes to Consolidated Financial Statements.”
Overview Financial Position
       As of September 30, 2005, total assets increased by €6.687 billion to €86.205 billion compared to total assets of €79.518 billion as of September 30, 2004. This growth of 8% was mainly due to major acquisitions in the current year which include: CTI at Med, VA Tech, primarily integrated into PTD and I&S, and A&D’s acquisition of Flender. Increases in assets from acquisitions more than offset the sale of assets to BenQ, as part of the mobile devices divestment. The remaining assets and liabilities for these discontinued operations are classified as held for sale and will be transferred in fiscal 2006.
      Current assets at the respective balance sheet dates were as follows:

	September 30,

	2005	2004

	(€ in millions)
Cash and cash equivalents	8,121	12,190
Marketable securities	1,789	1,386
Accounts receivable, net	17,122	15,470
Inventories, net	12,812	11,358
Deferred income taxes	1,484	1,144
Assets held for sale	245	—
Other current assets	5,230	4,398

Total current assets	46,803	45,946
      Cash and cash equivalents totaled €8.121 billion at September 30, 2005. The decrease of €4.069 billion was primarily due to cash outflows associated with the acquisitions and investments mentioned above, and supplemental contributions to our pension plans totaling €1.496 billion. Marketable securities were higher primarily due to the reclassification of Juniper shares from Long-term investments in fiscal 2005. Due to the sale of Juniper shares in fiscal 2005, additional shares became available-for-sale securities and accordingly reclassified to short-term. Accounts receivable, net was €17.122 billion at the end of fiscal 2005 reflecting mainly an increase from the VA Tech and Flender acquisitions. The increase in Inventories, net of €1.454 billion was driven by growing business volume, as well as acquisitions. Other current assets totaled €5.230 billion at the end of fiscal 2005 and include VA Tech’s hydropower activities which will be sold to comply with a European antitrust ruling.
      Long-term assets at the respective balance sheet dates were as follows:

	September 30,

	2005	2004

	(€ in millions)
Long-term investments	3,768	4,122
Goodwill	8,930	6,476
Other intangible assets, net	3,107	2,514
Property, plant and equipment, net	12,012	10,683
Deferred income taxes	6,321	4,811
Other assets	5,264	4,966

Total long-term assets	39,402	33,572
      Goodwill increased by €2.454 billion, to €8.930 billion at September 30, 2005, attributable primarily to the major acquisitions of VA Tech, which contributed €1.027 billion, CTI of €525 million, and Flender with €452 million. Fiscal 2005 also included goodwill impairments totaling €279 million, including €262 million related to SBS. Higher Other intangible assets also were impacted by the above acquisitions. Property, plant and equipment, net rose by €1.329 billion, to €12.012 billion, reflecting both capital investments for future growth and acquisitions.

      Current and long-term liabilities at the respective balance sheet dates were as follows:

	September, 30

	2005	2004

	(€ in millions)
Short-term debt and current maturities of long-term debt	3,999	1,434
Accounts payable	10,171	9,326
Accrued liabilities	10,169	9,240
Deferred income taxes	1,938	1,522
Liabilities held for sale	289	—
Other current liabilities	13,267	11,850

Total current liabilities	39,833	33,372

Long-term debt	8,436	9,785
Pension plans and similar commitments	4,917	4,392
Deferred income taxes	427	569
Other accruals and provisions	4,819	4,016

Total long-term liabilities	18,599	18,762
      Short-term debt and current maturities of long-term debt totaled €3.999 billion, an increase of €2.565 billion from the prior year-end. This increase mainly resulted from our 5.0% 2001/2006 euro bonds becoming current which were reported in Long-term debt in fiscal 2004. The current year amount also includes the issuance of commercial paper, as well as repayments of notes exchangeable into Infineon shares which came due in fiscal 2005. An Accounts payable increase of €845 million, to €10.171 billion, was mainly driven by the acquisitions in fiscal 2005. Other current liabilities of €13.267 billion include billings on long-term construction contracts and payroll related liabilities. The increase year-over-year also related to acquisitions in fiscal 2005. The increase of €525 million in Pension plans and similar commitments is primarily the result of a higher additional minimum liability and funding, as well as the effect from a lower discount rate at September 30, 2005. Accrued liabilities rose by €929 million, to €10.169 billion, principally due to increased employee related costs and tax liabilities.
      Shareholders’ equity and total assets were as follows:

	September, 30

	2005	2004

	(€ in millions)
Total shareholders’ equity	27,117	26,855
Equity ratio	31%	34%
Total assets	86,205	79,518
      Total shareholders’ equity rose €262 million, to €27.117 billion at the end of fiscal 2005. The increase results from net income of €2.248 billion, less dividend payments of €1.112 billion and changes in other comprehensive income of negative €919 million in fiscal 2005. These changes were significantly impacted by the change in the minimum pension liability. Due to the overall increase in total assets, the equity ratio decreased by 3 percentage points, to 31%.
      For additional information, see “Notes to Consolidated Financial Statements.”
Subsequent Events
       L&A has been dissolved as of October 1, 2005. As of this date, Postal Automation and Airport Logistics have been integrated into I&S and Electronic Assembly Systems became part of A&D.
      After the close of fiscal 2005, Siemens sold its remaining 22.8 million shares of Juniper for net proceeds of €465 million. The share sale is expected to result in a pre-tax gain of €356 million.

Critical Accounting Estimates
       We have prepared our consolidated financial statements in accordance with U.S. GAAP. Our significant accounting policies, as described in “Notes to Consolidated Financial Statements,” are essential to understanding our reported results of operations and financial condition. Certain of these accounting policies require critical accounting estimates that involve complex and subjective judgments and the use of assumptions, some of which may be for matters that are inherently uncertain and susceptible to change. Such critical accounting estimates could change from period to period and have a material impact on financial condition or results of operations. Critical accounting estimates could also involve estimates where management reasonably could have used a different estimate in the current accounting period. Management cautions that future events often vary from forecasts and that estimates routinely require adjustment.
      Revenue Recognition on Long-Term Construction Contracts—Our Groups, particularly Com, I&S, L&A, PG, PTD and TS, conduct a significant portion of their business under long-term construction contracts with customers. We generally account for long-term construction projects using the percentage-of-completion method, recognizing revenue as performance on a contract progresses. This method places considerable importance on accurate estimates of the extent of progress towards completion. Depending on the methodology to determine contract progress, the significant estimates include total contract costs, remaining costs to completion, total contract revenues, contract risks and other judgments. The managements of the operating Groups continually review all estimates involved in such long-term contracts and adjust them as necessary. We also use the percentage-of-completion method for projects financed directly or indirectly by Siemens. In order to qualify for such accounting, the credit quality of the customer must meet certain minimum parameters as evidenced by the customer’s credit rating or by a credit analysis performed by SFS, which performs such reviews in support of the Corporate Executive Committee. At a minimum, a customer’s credit rating must be single B from the rating agencies, or an equivalent SFS-determined rating. In cases where the credit quality does not meet such standards, we recognize revenue for long-term contracts and financed projects based on the lower of cash if irrevocably received, or contract completion. We believe the credit factors that we use provide a reasonable basis for assessing credit quality.
      Accounts Receivable—The allowance for doubtful accounts involves significant management judgment and review of individual receivables based on individual customer creditworthiness, current economic trends and analysis of historical bad debts on a portfolio basis. For the determination of the country-specific component of the individual allowance, we also consider country credit ratings, which are centrally determined based on information from external rating agencies. Regarding the determination of the valuation allowance derived from a portfolio-based analysis of historical bad debts, a decline of receivables in volume results in a corresponding reduction of such provisions and vice versa. As of September 30, 2005 and 2004, Siemens recorded a total valuation allowance for accounts receivable of €981 million and €918 million, respectively. Siemens also selectively assists customers, particularly in the telecommunication equipment area, through arranging financing from various third-party sources, including export credit agencies, in order to be awarded supply contracts. In addition, the Company provides direct vendor financing and grants guarantees to banks in support of loans to Siemens customers when necessary and deemed appropriate.
      Goodwill—Statements of Financial Accounting Standards (SFAS) 142 requires that goodwill be tested for impairment at least annually using a two-step approach at the division level. In the first step, the fair value of the division is compared to its carrying amount including goodwill. In order to determine the fair value of the division, significant management judgment is applied in order to estimate the underlying discounted future free cash flows. In the case that the fair value of the division is less than its carrying amount, a second step is performed which compares the fair value of the division’s goodwill to the carrying amount of its goodwill. The fair value of goodwill is determined based upon the difference between the fair value of the division and the net of the fair values of the identifiable assets and liabilities of the division. If the fair value of goodwill is less than the carrying amount, the difference is recorded as an impairment. As of September 30, 2005 and 2004, Siemens had total goodwill of €8.930 billion and €6.476 billion, respectively. For more information, see “Notes to Consolidated Financial Statements.”

      Pension and Postretirement Benefit Accounting—Our pension benefit costs and credits are determined in accordance with actuarial valuations, which rely on key assumptions including discount rates and expected return on plan assets. We determine the market-related value of plan assets for the majority of our domestic pension plans based on the average of the historical market values of plan assets over the four quarters of the preceding fiscal year. This value is the basis for the determination of the return on plan assets and amortization of unrecognized losses in the fiscal year following the actuarial valuation. For all other pension plans, asset values are based upon the fair value of plan assets at the measurement date. Due to the underfunded status, measured against the accumulated benefit obligation (ABO), of certain pension plans at their respective measurement dates, an additional minimum liability may result, which is generally recorded net of deferred income tax assets in accumulated other comprehensive income. If an additional minimum liability has to be recorded, the amount will be determined at the respective measurement date on a plan-by-plan basis. Our postretirement benefit costs and credits are determined in accordance with actuarial valuations, which rely on key assumptions including discount rates, and increase or decrease in health care trend rates. The discount rate assumptions reflect the rates available on high-quality fixed-income investments of appropriate duration at the measurement dates of each plan. The expected return on plan assets assumption is determined on a uniform basis, considering long-term historical returns, asset allocation, and future estimates of long-term investment returns. Other key assumptions for our pension and postretirement benefit costs and credits are based in part on current market conditions. Pension and related postretirement benefit costs or credits could change due to variations in these underlying key assumptions.
      The assumptions used for the calculation of net periodic pension cost in fiscal 2006 have already been determined. A one percentage point increase (decrease) in the discount rate assumption would result in a decrease (increase) in net periodic pension cost of €255 (€328) million. A one percentage point change in the assumption for expected return on plan assets would result in a decrease (increase) of €200 million. A one percentage point increase (decrease) in the rates of compensation increase and pension progression would result in a combined increase (decrease) of €313 (€265) million. If more than one of these assumptions were changed simultaneously, the cumulative impact would not necessarily be the same as if only one assumption was changed in isolation. For a discussion of our current funding status and the impact of these critical assumptions, see “Notes to Consolidated Financial Statements.”
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
Recent Accounting Pronouncements
      In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS 123 (revised 2004), Share-Based Payment (SFAS 123R), which replaces SFAS 123, Accounting for Stock-Based Compensation, and supersedes APB 25, Accounting for Stock Issued to Employees, and related interpretations. SFAS 123R requires companies to recognize the cost resulting from all share-based payment transactions in the financial statements. With certain limited exceptions, the new standard establishes a grant-date fair-value-based measurement method in accounting for share-based payment transactions. Liability-classified awards are to be remeasured to fair value at each reporting date until the award is settled. Equity-classified awards are measured at grant-date fair value whereas related compensation cost is recognized based on the estimated number of instruments for which the requisite service is expected to be rendered. In April 2005, the SEC issued a release allowing postponement of the effective date of SFAS 123R. In accordance with the SEC release, Siemens adopted SFAS 123R in the first quarter of fiscal 2006. For its equity-classified awards, the Company applied the modified prospective transition method. Under this method, unvested equity-classified awards granted prior to the effective date of the new statement are accounted for under SFAS 123R and related costs are recognized in the income statement. The adoption of SFAS 123R, including the remeasurement from intrinsic value to fair value of liability classified awards, did not have a material impact on the Company’s consolidated financial statements.
      In June 2005, the FASB ratified Emerging Issues Task Force (EITF) Issue 05-5, Accounting for Early Retirement or Postemployment Programs with Specific Features (such as Terms Specified in Altersteilzeit Early Retirement Arrangements). Altersteilzeit (ATZ) in Germany is an incentive and benefit program towards early retirement. Companies are required to recognize the salary ratably over the active service period. Accruals for Company-granted bonuses shall be recorded ratably from the date the individual employee enrolls in the ATZ arrangement to the end of the active service period. Related government subsidies are accounted for separately from the ATZ benefits at the time the criteria to receive them are met. EITF 05-5 is effective for fiscal years beginning after December 15, 2005. The adoption of EITF 05-5 is not expected to have a material impact on the Company’s consolidated financial statements.
      In May 2005, the FASB issued SFAS 154, Accounting Changes and Error Corrections— a replacement of APB No. 20 and FASB Statement No. 3. This Statement changes the requirements for the accounting for and reporting of a change in accounting principle. It applies to all voluntary changes in accounting principle, error corrections and required changes due to new accounting pronouncements which do not specify a certain transition method. The Statement generally requires retrospective application to prior periods’ financial statements for changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. In addition, this Statement requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. It also requires that a change in depreciation, amortization, or depletion method for long-lived, nonfinancial assets be accounted for on a prospective basis. The Company adopted this Standard beginning October 1, 2005. The adoption of SFAS 154 did not have a material impact on the Company’s consolidated financial statements.
Accounting under International Financial Reporting Standards (IFRS)
EU Regulation regarding IFRS
      The Regulation of the European Parliament and Council on the application of IFRS was adopted in July 2002. In accordance with the Regulation publicly traded European Union companies are required to prepare their consolidated financial statements in accordance with IFRS for fiscal years commencing on or after January 1, 2005. However, Member States may defer mandatory application of IFRS until 2007, for companies that either list debt securities only or which apply internationally accepted standards other than IFRS due to a listing outside the European Union. Accordingly, the latter particularly applies to companies listed on the New York Stock Exchange (such as Siemens) and which prepare their consolidated financial statements under U.S. GAAP. In Germany, the Bilanzrechtsreformgesetz (BilReG) implemented the option to defer mandatory IFRS-application in October 2004. As a result, Siemens is required to prepare consolidated financial statements in accordance with IFRS in fiscal 2008 for the first time (fiscal year commencing on October 1, 2007).
      However, Siemens plans to prepare and publish IFRS financial statements as of and for the two years ended September 30, 2006 as supplemental information early in fiscal 2007. At the same time, those financial statements will serve as basis for Siemens’ IFRS reporting beginning with the first quarter of fiscal 2007. Accordingly, Siemens’ opening IFRS balance sheet will be as of October 1, 2004 (the date of transition).
Impact of Differences Between IFRS and U.S. GAAP
      In September 2002, focusing on the 2005 IFRS adoption date in Europe, the International Accounting Standards Board (IASB) and the U.S. Financial Accounting Standards Board (FASB) added a joint short-term convergence project to their agendas aimed at removing a number of individual differences in the near-term. On a long-term basis, the IASB and the FASB are closely collaborating to reduce or eliminate remaining differences through a series of joint projects and through jointly coordinating future task force programs. The Boards also agreed to work together through their respective interpretive bodies in converging interpretation and application issues. Siemens supports further convergence of IFRS and U.S. GAAP. For that purpose, Siemens submits comments on Exposure Drafts, makes recommendations on urgent accounting matters and participates in field visits.
      Although progress has been and is being made in considerably reducing differences between the two sets of standards, significant differences remain at present, for example, pertaining to the treatment of R&D costs, pension accounting, reversal of impairment losses, discounting of provisions or goodwill impairment tests. The effects of such differences may vary by entity or industry.
      The adoption of IFRS is expected to have a limited impact on comparability or consistency of Siemens’ financial reporting. Based on current U.S. GAAP and IFRS standards, differences with a significant impact on our consolidated financial statements are expected to be limited and will primarily relate to the following:
      Research and development costs— U.S. GAAP generally requires R&D costs to be expensed as incurred. Separate rules apply to software development costs, which may qualify for capitalization under certain circumstances. Under IFRS, a distinction is to be made between research and development. All costs identified as research costs are to be expensed as incurred, whereas development costs are to be capitalized and amortized if specified criteria are met.
      Compound financial instruments— Convertible instruments— Under U.S. GAAP, convertible instruments whose terms and conditions grant the issuer the right to settle the option in cash upon conversion are treated as a unit and are recorded as a liability in the consolidated financial statements. The conversion right is not accounted for separately. Under IFRS, a compound financial instrument with a cash settlement option is divided into separate liability components at inception. The conversion right component is considered a derivative instrument which is reported as a liability at fair value. The residual liability component representing the debt obligation is measured at fair value at inception and will accrete subsequently due to the recognition of imputed discount calculated on the carrying amount of the residual liability component at the beginning of each year.
      Pension accounting— Fresh start— In accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards, Siemens will not retrospectively apply the provisions of IAS 19 Employee Benefits to its defined benefit (DB) pension plans since their respective inception dates. Accordingly the net pension liability or asset for each DB pension plan will be based on the actuarially determined defined benefit obligation (DBO) less the fair value of qualifying pension assets as of October 1, 2004. Differences to the recorded amounts under U.S. GAAP will be reflected in opening retained earnings. Due to the significance of unrecognized losses incurred by Siemens in prior years, we anticipate the effect of this “fresh start” to result in the most significant impact from our IFRS adoption on our financial position and results of operations.
Outlook
       With our view towards fiscal 2007, we will continue to rigorously execute on our Fit4More program and expect that the necessary strategic reorientation measures will affect, positively and negatively, our income and cash flow throughout fiscal 2006. We intend to make Siemens fit for the future, including a further strengthening of our leadership in strategic markets.
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

Both boards are required to take into account a broad range of considerations in their decisions, including the interests of Siemens and those of its shareholders, employees and creditors. The Managing Board is required to respect the rights of shareholders to be treated on an equal basis and to receive equal information. The Managing Board is also required to ensure appropriate risk management within Siemens and to establish an internal monitoring system.
      The Supervisory Board has comprehensive monitoring functions. To ensure that these functions are carried out properly, the Managing Board must, among other things, regularly report to the Supervisory Board with regard to current business operations and future business planning. The Supervisory Board is also entitled to request special reports at any time.
      As a general rule under German law, a shareholder has no direct recourse against either the members of the Managing Board or the Supervisory Board in the event that they are believed to have breached a duty to Siemens. Apart from insolvency or other special circumstances, only Siemens may assert a claim for damages against members of either board. Moreover, we may only waive these damages or settle these claims if at least three years have passed and if the shareholders approve the waiver or settlement at the shareholders’ meeting with a simple majority of the votes cast, provided that opposing shareholders do not hold, in the aggregate, one-tenth or more of our share capital and do not have their opposition formally noted in the minutes maintained by a German notary.
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
      The members of the Supervisory Board are each elected for a maximum term of about five years. The term expires at the end of the Annual Shareholders’ Meeting in which the shareholders discharge the Supervisory Board member for the fourth fiscal year following the fiscal year in which he or she was elected. Our Articles of Association establish the compensation of the Supervisory Board members. For further details, see “ — Compensation.”

      The following table sets forth the names of the current members of our Supervisory Board, their dates of birth, the expiration of their respective terms, their board positions and principal occupations, and their principal outside directorships at September 30, 2005:

Companies at which
	Date of	Term	Board position and	Supervisory Board and similar
Name	birth	expires	principal occupation	positions were held

Dr. Heinrich v. Pierer(1)	01/26/1941	1/24/2008	Chairman of the Supervisory Board	Deutsche Bank AG; Hochtief AG; Münchener Rückversicherungs- Gesellschaft AG; ThyssenKrupp AG; Volkswagen AG

Ralf Heckmann(2)	07/19/1949	1/24/2008	First Deputy Chairman; Chairman of the Central Works Council, Siemens AG	—

Dr. Josef Ackermann	02/07/1948	1/24/2008	Second Deputy Chairman; Spokesman of the Board of Managing Directors, Deutsche Bank AG	Bayer AG; Deutsche Lufthansa AG; Linde AG

Lothar Adler(2)	02/22/1949	1/24/2008	Member; Deputy Chairman of the Central Works Council, Siemens AG	—

Gerhard Bieletzki(2)	05/16/1947	1/24/2008	Member; Member of the Combined Works Council, Siemens AG	—

John David Coombe	03/17/1945	1/24/2008	Member; Chartered Accountant (FCA)	GUS plc; HSBC Holdings plc

Hildegard Cornudet(2)	04/16/1949	1/24/2008	Member; Chairperson of the Works Council, SBS GmbH & Co. OHG	—

Dr. Gerhard Cromme	02/25/1943	1/24/2008	Member; Chairman of the Supervisory Board, ThyssenKrupp AG	Allianz AG; Axel Springer Verlag AG; Deutsche Lufthansa AG; E.ON AG; Hochtief AG; ThyssenKrupp AG; Volkswagen AG; BNP Paribas S.A.; Compagnie de Saint-Gobain S.A.; SUEZ S.A.

Birgit Grube(2)	08/21/1945	1/24/2008	Member; Office clerk	—

Heinz Hawreliuk(2)	03/20/1947	1/24/2008	Member; Head of the Company Co-determination Department, IG Metall(4)	DaimlerChrysler Aerospace AG; DaimlerChrysler Luft und Raumfahrt Holding AG; EADS Astrium GmbH; Eurocopter Deutschland GmbH

Berthold Huber(2)	02/15/1950	1/24/2008	Member; Second Chairman, IG Metall	Audi AG; Heidelberger Druckmaschinen AG; RWE AG

Prof. Dr. Walter Kröll	05/30/1938	1/24/2008	Member; Consultant	MTU Aero Engines GmbH; Wincor Nixdorf AG

Wolfgang Müller(2)	01/14/1948	1/24/2008	Member; Head of the Siemens team, IG Metall	—

Companies at which
	Date of	Term	Board position and	Supervisory Board and similar
Name	birth	expires	principal occupation	positions were held

Georg Nassauer(2)	03/08/1948	1/24/2008	Member; Steel casting constructor	—

Dr. Albrecht Schmidt	03/13/1938	1/24/2008	Member; Chairman of the Supervisory Board, Bayerische Hypo- und Vereinsbank AG(3)	Bayerische Hypo- und Vereinsbank AG; Münchener Rückversicherungs-Gesellschaft AG; Thyssen’sche Handelsgesellschaft m.b.H.

Dr. Henning Schulte-Noelle	08/26/1942	1/24/2008	Member; Chairman of the Supervisory Board, Allianz AG	Allianz AG; E.ON AG; ThyssenKrupp AG

Peter von Siemens	08/10/1937	1/24/2008	Member; Industrial manager	Münchener Tierpark Hellabrunn AG

Jerry I. Speyer	06/23/1940	1/24/2008	Member; President, TishmanSpeyer Properties	—

Lord Iain Vallance of Tummel	05/20/1943	1/24/2008	Member; Chairman, Nations Healthcare Ltd.	—

Klaus Wigand(2)	11/19/1945	1/24/2008	Member; Industrial manager	—

(1)	Dr. Karl-Hermann Baumann ceased to be a member of the Supervisory Board on January 27, 2005. He was succeeded by Dr. Heinrich v. Pierer.

(2)	Elected by employees.

(3)	Dr. Schmidt resigned from this position effective November 26, 2005.

(4)	Mr. Hawreliuk held this position through September 30, 2005.
     There are four Supervisory Board committees: the Chairman’s Committee, the Audit Committee, the Ownership Rights Committee and the Mediation Committee. Set forth in the table below are the current members of each committee. For a comprehensive discussion of the functions of our committees, please refer to Item 10: “Additional Information—Corporate Governance.”

Name of committee	Current members

Chairman’s Committee	Chairman Dr. Heinrich v. Pierer, First Deputy Chairman Ralf Heckmann,* Second Deputy Chairman Dr. Josef Ackermann
Audit Committee	Chairman Dr. Gerhard Cromme, Dr. Heinrich v. Pierer, Ralf Heckmann,* Heinz Hawreliuk,* Dr. Henning Schulte-Noelle
Ownership Rights Committee	Chairman Dr. Heinrich v. Pierer, Dr. Josef Ackermann, Dr. Albrecht Schmidt
Mediation Committee	Chairman Dr. Heinrich v. Pierer, Ralf Heckmann,* Dr. Josef Ackermann, Heinz Hawreliuk*

*	Elected by employees.
     The business address of the members of our Supervisory Board is the same as our business address, Wittelsbacherplatz 2, D-80333 Munich, Germany, care of Dr. Heinrich v. Pierer.
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
      The Managing Board, with the approval of the Supervisory Board, has adopted Bylaws for the conduct of its affairs. Pursuant to the current Bylaws of the Managing Board, a Corporate Executive Committee has been created. This Corporate Executive Committee consists exclusively of members of the Managing Board and is authorized to make all management decisions, in particular strategic decisions, that are not specifically reserved to the full Managing Board by law, our Articles of Association or the Bylaws of the Managing Board. The Bylaws of the Managing Board state that the maximum number of Corporate Executive Committee members should not exceed nine. (Between October 1, 2004 and Heinrich v. Pierer’s resignation as Chief Executive Officer (CEO) on January 27, 2005, the Corporate Executive Committee had 10 members.) The Bylaws require that the Chief Executive Officer and his deputies, if any, the Chief Financial Officer (CFO) and the member of the Managing Board who heads Corporate Human Resources (Corporate Personnel Department) all be members of the Corporate Executive Committee. Appointments of the remaining unspecified members of the Corporate Executive Committee require the approval of the Supervisory Board. Our current Corporate Executive Committee consists of President and CEO Klaus Kleinfeld; Executive Vice-President and CFO Heinz-Joachim Neubürger; as well as Executive Vice-Presidents Johannes Feldmayer, Thomas Ganswindt, Edward G. Krubasik, Rudi Lamprecht, Jürgen Radomski, Uriel J. Sharef and Klaus Wucherer.
      Other committees of our Managing Board are authorized to make certain decisions without seeking the approval of the full Managing Board. The Managing Board’s committees include an Equity Committee, responsible for certain capital measures. The members of this committee are President and CEO Klaus Kleinfeld; Executive Vice-President and CFO Heinz-Joachim Neubürger and Executive Vice-President Jürgen Radomski. The Managing Board has also established a Committee Responsible for the Issuance of Employee Stock, including the determination of the terms of such issuances. The members of this committee are President and CEO Klaus Kleinfeld; Executive Vice-President and CFO Heinz-Joachim Neubürger and Executive Vice-President Jürgen Radomski.
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

      The following table sets forth the names of the members of our Managing Board, their dates of birth, the expiration of their respective terms, their current positions and their principal outside directorships at September 30, 2005:

Companies at which
Supervisory Board and similar
Name	Date of birth	Term expires	Current position	positions were held

Dr. Klaus Kleinfeld	11/06/1957	9/30/2007	President and CEO	Bayer AG; Alcoa Inc.; Citigroup Inc.

Johannes Feldmayer	10/16/1956	9/30/2007	Executive Vice-President	Exxon Mobile Central Europe Holding GmbH; Infineon Technologies AG

Dr. Thomas Ganswindt	11/18/1960	9/30/2007	Executive Vice-President	—

Prof. Dr. Edward G. Krubasik	01/19/1944	9/30/2006	Executive Vice-President	Dresdner Bank AG

Rudi Lamprecht	10/12/1948	3/31/2009	Executive Vice-President	O2 plc

Heinz-Joachim Neubürger	01/11/1953	9/30/2007	Executive Vice-President and CFO	Allianz Versicherungs-AG; Bayerische Börse AG; Merrill Lynch & Co., Inc.

Dr. Jürgen Radomski*	10/26/1941	9/30/2006	Executive Vice-President	Deutsche Krankenversicherung AG; Dräger Medical AG

Prof. Dr. Erich R. Reinhardt	10/03/1946	9/30/2006	Senior Vice-President	BioM AG; Dräger Medical AG

Dr. Uriel J. Sharef	08/19/1944	3/31/2008	Executive Vice-President	—

Prof. Dr. Claus Weyrich	01/06/1944	9/30/2006	Senior Vice-President	HERAEUS Holding GmbH

Prof. Dr. Klaus Wucherer	07/09/1944	3/31/2008	Executive Vice-President	Deutsche Messe AG; Infineon Technologies AG

*	At its meeting on December 7, 2005, the Supervisory Board extended Dr. Jürgen Radomski’s term of office through December 31, 2007.
     The business address of the members of our Managing Board is the same as our business address, Wittelsbacherplatz 2, D-80333 Munich, Germany.
Compensation
       This section outlines the principles used for determining the compensation of the Managing Board of Siemens and sets out the level and structure of Managing Board remuneration. In addition, the section describes the policies and levels of compensation paid to Supervisory Board members. For details of stock ownership by members of the Managing and Supervisory Boards see “—Share ownership.”
      Our disclosure concerning compensation is based on the recommendations and suggestions of the German Corporate Governance Code (the Codex) and comprises data in accordance with the requirements of the German Commercial Code (HGB) as amended by the new Act on the Disclosure of Managing Board Remuneration (VorstOG).
Managing Board Remuneration
      The Chairman’s Committee of the Supervisory Board is responsible for determining the remuneration of members of the Managing Board. The Committee comprises Dr. Heinrich v. Pierer (Chairman of the Supervisory Board), and Dr. Josef Ackermann and Mr. Ralf Heckmann (both Deputy Chairmen of the Supervisory Board).
      The remuneration of the members of the Managing Board of Siemens is based on the Company’s size and global presence, its economic and financial position, and the level and structure of managing board compensation at comparable companies in and outside Germany. In addition, the compensation reflects each Managing Board member’s responsibilities and performance. The level of Board compensation is designed to be competitive in the international market for highly qualified executives in a high-performance culture.

      The Managing Board remuneration is performance-related. In fiscal year 2005, it had four components: (i) a fixed salary, (ii) a variable bonus that the Chairman’s Committee may adjust by up to 20 percent of the amount of target attainment, (iii) stock-based compensation, and (iv) a pension benefit arrangement. The fixed salary and the bonus are based on a target aggregate compensation that comprises 50 percent fixed and 50 percent variable remuneration. The target compensation is reviewed every two to three years on the basis of an analysis of the compensation paid by international peer companies to their top managers. The last review was conducted on April 1, 2003.
      The remuneration of the Managing Board members is composed as follows:

•	The fixed compensation is paid as a monthly salary.

•	The variable bonus is based on the level of the Company’s attainment of certain EVA targets and other financial goals, if any, that are set at the start of the fiscal year by the Chairman’s Committee of the Supervisory Board. One-half of the bonus is paid as an annual bonus and is contingent upon achieving the Company-wide EVA target established for the fiscal year. The other half is granted as a long-term bonus (LT bonus), the amount of which depends on the average attainment of EVA targets over a three-year period. In any year, the annual bonus and the LT bonus may not exceed 250 percent of the base amount applicable to the variable compensation component. One half of the LT bonus is paid in cash. The other half is paid in the form of a commitment to issue or transfer shares of Siemens (stock awards) which will be settled four years after the commitment is made.

The same principles for determining the bonus apply to Managing Board members who are not members of the Corporate Executive Committee. Their goals, however, depend primarily on the financial performance of the corporate units they lead. In addition, the LT bonus for those Managing Board members is paid out fully in cash.

•	The third component of Managing Board remuneration for fiscal year 2005 is stock-based compensation determined by the Chairman’s Committee of the Supervisory Board. It consists of stock options issued under the terms of the 2001 Siemens Stock Option Plan as authorized by shareholders at the Annual Shareholders’ Meeting of Siemens AG on February 22, 2001 (for details on the Siemens Stock Option Plans, see “Notes to Consolidated Financial Statements”), and of a commitment to issue or transfer shares of Siemens (stock awards). The Supervisory Board may restrict or cap the exercise of stock options in the event of extraordinary, unforeseen changes in the market price of the Siemens share.

•	Under the Siemens Defined Contribution Benefit Plan (BSAV), members of the Managing Board receive contributions, the individual amounts of which are determined annually on the basis of a percentage of their respective target annual compensation established by the Chairman’s Committee of the Supervisory Board. A portion of these contributions is accounted for by funding of pension commitments earned prior to transfer to the BSAV. In addition, special contributions may be granted on the basis of individual decisions.
      Employment contracts with Managing Board members generally do not include any explicit severance commitment in the event of an early resignation from office. Severance may be payable, however, under an individually agreed termination arrangement.
      However, members of the Managing Board who were appointed to the Managing Board before October 1, 2002 have a contractual right to receive transitional payments for twelve months after leaving the Managing Board. The transitional payments generally amount to the fixed salary of the year of resignation and the average of variable bonuses paid for the last three fiscal years before resignation. In single cases, the transitional payments equal a one-year target compensation.
      In the event of a change of control – i.e., if one or several shareholders acting jointly or in concert acquire a majority of the voting rights in Siemens AG and exercise a controlling influence, or if Siemens AG becomes a dependent enterprise as a result of entering into an enterprise contract within the meaning of § 291 of the German Stock Corporation Act (AktG), or if Siemens AG is to be merged into an existing corporation or other entity – any member of the Managing Board has the right to terminate the contract of employment if such change of control results in a substantial change in position (e.g. due to a change in corporate strategy or a change in the Managing Board member’s duties and responsibilities). If this right of termination is exercised, the Managing Board member will receive a severance payment which amounts to the target annual compensation applicable at the time of contract termination for the remaining contractual term of office, but at least for a period of three years. In addition, non-monetary benefits are settled by a cash payment equal to five percent of the severance payment. No severance payments are made if the Managing Board member receives benefits from third parties in connection with the change of control. A right of termination does not exist if the change of control occurs within a period of twelve (12) months prior to a Managing Board member’s retirement.
      At its meeting on November 9, 2005, the Chairman’s Committee of the Supervisory Board determined the bonus amounts and the number of stock awards and stock options to be granted, after assessing the attainment of the goals set at the start of the fiscal year.
      For the fiscal year 2005, the aggregate cash compensation amounted to €20.9 million (2004: €26.7 million) and total remuneration amounted to €28.0 million (2004: €33.4 million), representing a decrease of 21.7 percent and 16.2 percent, respectively.
      The following compensation was determined for members of the Managing Board for fiscal year 2005:

			Fair value of stock-
	Cash compensation		based compensation		Total

	2005	2004	2005	2004	2005	2004

	(Amounts in €)(1)
Dr. Heinrich v. Pierer(2)	958,389	3,560,053	244,414	1,077,993	1,202,803	4,638,046
Dr. Klaus Kleinfeld(2)	2,323,193	2,679,904	946,911	641,286	3,270,104	3,321,190
Johannes Feldmayer	1,821,301	2,339,465	716,666	719,638	2,537,967	3,059,103
Dr. Thomas Ganswindt(3)	1,764,948	1,634,261	641,515	149,990	2,406,463	1,784,251
Prof. Dr. Edward G. Krubasik	1,832,685	2,278,056	716,666	719,638	2,549,351	2,997,694
Rudi Lamprecht(3)	1,730,431	1,741,472	625,190	149,990	2,355,621	1,891,462
Heinz-Joachim Neubürger	1,822,925	2,260,585	716,666	719,638	2,539,591	2,980,223
Dr. Jürgen Radomski	1,818,389	2,252,307	716,666	719,638	2,535,055	2,971,945
Dr. Uriel J. Sharef	1,831,833	2,264,607	716,666	719,638	2,548,499	2,984,245
Prof. Dr. Klaus Wucherer	1,822,218	2,261,306	716,666	719,638	2,538,884	2,980,944
Prof. Dr. Erich R. Reinhardt (4)	1,756,836	1,823,818	200,034	149,990	1,956,870	1,973,808
Prof. Dr. Claus Weyrich(4)	1,381,990	1,649,402	150,007	129,989	1,531,997	1,779,391

Total	20,865,138	26,745,236	7,108,067	6,617,066	27,973,205	33,362,302

(1)	The fair value of stock-based compensation shown in this table relates to stock options and stock awards granted in November 2005 and 2004 for fiscal year 2005 or 2004, respectively.

(2)	Effective January 27, 2005, Dr. Heinrich v. Pierer was elected to the Supervisory Board of Siemens. Dr. Klaus Kleinfeld was appointed to succeed Dr. Heinrich v. Pierer as CEO and President of the Managing Board of Siemens, effective January 27, 2005.

(3)	Dr. Thomas Ganswindt and Rudi Lamprecht were appointed full members of the Managing Board of Siemens and elected to the Corporate Executive Committee, effective October 1, 2004.

(4)	Deputy members of the Managing Board.

     The following table describes the details of cash compensation:

	Cash compensation

	Salary		Annual bonus		LT bonus cash portion		Other(1)		Total

	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004

	(Amounts in €)
Dr. Heinrich v. Pierer (2)	405,000	1,215,000	299,257	1,581,250	244,445	738,078	9,687	25,725	958,389	3,560,053
Dr. Klaus Kleinfeld(2)	950,040	762,627	768,794	883,116	571,883	510,387	32,476	523,774	2,323,193	2,679,904
Johannes Feldmayer	755,040	755,040	571,280	1,006,200	466,627	469,639	28,354	108,586	1,821,301	2,339,465
Dr. Thomas Ganswindt(3)	755,040	500,040	571,280	602,617	391,452	480,380	47,176	51,224	1,764,948	1,634,261
Prof. Dr. Edward G. Krubasik	755,040	755,040	571,280	1,006,200	466,627	469,639	39,738	47,177	1,832,685	2,278,056
Rudi Lamprecht(3)	755,040	550,020	571,280	575,240	375,136	589,982	28,975	26,230	1,730,431	1,741,472
Heinz-Joachim Neubürger	755,040	755,040	571,280	1,006,200	466,627	469,639	29,978	29,706	1,822,925	2,260,585
Dr. Jürgen Radomski	755,040	755,040	571,280	1,006,200	466,627	469,639	25,442	21,428	1,818,389	2,252,307
Dr. Uriel Sharef	755,040	755,040	571,280	1,006,200	466,627	469,639	38,886	33,728	1,831,833	2,264,607
Prof. Dr. Klaus Wucherer	755,040	755,040	571,280	1,006,200	466,627	469,639	29,271	30,427	1,822,218	2,261,306
Prof. Dr. Erich R. Reinhardt(4)	525,030	500,040	506,841	607,153	692,671	686,692	32,294	29,933	1,756,836	1,823,818
Prof. Dr. Claus Weyrich (4)	450,000	450,000	344,205	606,250	562,285	565,922	25,500	27,230	1,381,990	1,649,402

Total	8,370,390	8,507,967	6,489,337	10,892,826	5,637,634	6,389,275	367,777	955,168	20,865,138	26,745,236

(1)	Other compensation includes non-cash benefits in the form of company cars of €282,112 (2004: €275,832), subsidized insurance of €85,665 (2004: €85,331), and accommodation and moving expenses of €0.00 (2004: €594,005).

(2)	Effective January 27, 2005, Dr. Heinrich v. Pierer was elected to the Supervisory Board of Siemens. Dr. Klaus Kleinfeld was appointed to succeed Dr. Heinrich v. Pierer as CEO and President of the Managing Board of Siemens, effective January 27, 2005.

(3)	Dr. Thomas Ganswindt and Rudi Lamprecht were appointed full members of the Managing Board of Siemens and elected to the Corporate Executive Committee, effective October 1, 2004.

(4)	Deputy members of the Managing Board.
     Both the number and the values of the stock-based compensation component are shown in the following table. The fair value of the stock options was determined using the Black-Scholes option pricing model. Because a cap was placed on stock options granted to Managing Board members, disclosure of stock options in the financial statements depends on their intrinsic value, which was zero on the grant date. Without a cap the fair value would have been €4.06 (2004: €4.54) per option, which amount was taken as the basis in this table. The stock awards were recorded at the market price of the Siemens share on the date of commitment less the present value of dividends expected during the holding period, because awards are not eligible to receive dividends. The resulting value amounted to €57.28 (2004: €55.63).
      For fiscal year 2005, the members of the Managing Board received a total of 101,731 (2004: 94,769) stock awards and 315,495 (2004: 296,270) stock options, representing 8.8 percent (2004: 7.8 percent) and 10.4 percent (2004: 10.1 percent), respectively, of the aggregate stock awards and stock options granted for fiscal year 2005.

      Accordingly, stock-based compensation was as follows:

		Stock-based compensation			Fair value of stock-based compensation

		Stock			Stock
		awards	Other		awards	Other
		(from LT	stock	Stock	(from LT	stock	Stock
		bonus)(1)	awards(1)	options(2)	bonus)(1)	awards(1)	options(2)	Total

		(Number of units)			(Expressed in €)
Dr. Heinrich v. Pierer (3)	2005	4,267	—	—	244,414	—	—	244,414
	2004	13,266	3,056	37,445	737,988	170,005	170,000	1,077,993

Dr. Klaus Kleinfeld (3)	2005	9,984	3,470	43,415	571,884	198,762	176,265	946,911
	2004	6,674	2,427	29,735	371,275	135,014	134,997	641,286

Johannes Feldmayer	2005	8,146	2,314	28,945	466,603	132,546	117,517	716,666
	2004	8,442	2,247	27,535	469,628	125,001	125,009	719,638

Thomas Ganswindt (4)	2005	6,834	2,314	28,945	391,452	132,546	117,517	641,515
	2004	—	1,348	16,520	—	74,989	75,001	149,990

Prof. Dr. Edward G. Krubasik	2005	8,146	2,314	28,945	466,603	132,546	117,517	716,666
	2004	8,442	2,247	27,535	469,628	125,001	125,009	719,638

Rudi Lamprecht (4)	2005	6,549	2,314	28,945	375,127	132,546	117,517	625,190
	2004	—	1,348	16,520	—	74,989	75,001	149,990

Heinz-Joachim Neubürger	2005	8,146	2,314	28,945	466,603	132,546	117,517	716,666
	2004	8,442	2,247	27,535	469,628	125,001	125,009	719,638

Dr. Jürgen Radomski	2005	8,146	2,314	28,945	466,603	132,546	117,517	716,666
	2004	8,442	2,247	27,535	469,628	125,001	125,009	719,638

Dr. Uriel J. Sharef	2005	8,146	2,314	28,945	466,603	132,546	117,517	716,666
	2004	8,442	2,247	27,535	469,628	125,001	125,009	719,638

Prof. Dr. Klaus Wucherer	2005	8,146	2,314	28,945	466,603	132,546	117,517	716,666
	2004	8,442	2,247	27,535	469,628	125,001	125,009	719,638

Prof. Dr. Erich R. Reinhardt (5)	2005	—	1,851	23,155	—	106,025	94,009	200,034
	2004	—	1,348	16,520	—	74,989	75,001	149,990

Prof. Dr. Claus Weyrich (5)	2005	—	1,388	17,365	—	79,505	70,502	150,007
	2004	—	1,168	14,320	—	64,976	65,013	129,989

	2005	76,510	25,221	315,495	4,382,495	1,444,660	1,280,912	7,108,067
Total	2004	70,592	24,177	296,270	3,927,031	1,344,968	1,345,067	6,617,066

(1)	After a holding period of four years, the stock awards will be settled on November 11, 2009 (awards granted in 2004 on November 12, 2008). Under the stock award agreement, the eligible recipients will receive a corresponding number of Siemens shares without additional payment.

(2)	After a holding period of two years, the stock options will be exercisable between November 19, 2007 and November 18, 2010 (stock options issued in 2004 between November 20, 2006 and November 19, 2009) at a price of €74.59 (2004: €72.54) per share on the terms and conditions specified in the 2001 Siemens Stock Option Plan (for details see the “Notes to Consolidated Financial Statements”).

(3)	Effective January 27, 2005, Dr. Heinrich v. Pierer was elected to the Supervisory Board of Siemens. Dr. Klaus Kleinfeld was appointed to succeed Dr. Heinrich v. Pierer as CEO and President of the Managing Board of Siemens, effective January 27, 2005.

(4)	Dr. Thomas Ganswindt and Rudi Lamprecht were appointed full members of the Managing Board of Siemens and elected to the Corporate Executive Committee, effective October 1, 2004.

(5)	Deputy members of the Managing Board.
     Pension benefit commitments—With the realignment of the German pension plan of Siemens into a Defined Contribution Benefit Plan (BSAV), the system of defined benefits for members of the Managing Board was also replaced with effect from October 1, 2004 by a pension benefit system based on contributions by the Company. Pension benefits earned through September 30, 2004 were not affected. The amount of the contributions to the BSAV is determined annually by the Chairman’s Committee of the Supervisory Board.

      For fiscal year 2005, the members of the Managing Board were for the first time granted contributions under the BSAV totaling €3.4 million, based on a resolution adopted by the Chairman’s Committee of the Supervisory Board on November 9, 2005. €0.8 million of this amount relates to the former system and €2.6 million to contributions granted under the BSAV since October 1, 2004.
      The projected benefit obligation (PBO) of all pension commitments to members of the Managing Board as of September 30, 2005 amounted to €52.9 million (2004: €56.3 million), which amount is included in Note 21 of the “Notes to Consolidated Financial Statements.”
      Former members of the Managing Board and their surviving dependents received pensions, transitional payments and comparable benefits equal to €15.6 million (2004: €13.5 million) for the year ended September 30, 2005.
      The projected benefit obligation (PBO) of all pension commitments to former members of the Managing Board and their surviving dependents as of September 30, 2005 amounted to €128.9 million (2004: €111.0 million), which is included in Note 21 of the “Notes to Consolidated Financial Statements.”
      No loans from the Company are provided to members of the Managing Board.
Supervisory Board Remuneration
      The remuneration of the members of the Supervisory Board was set at the Annual Shareholders’ Meeting through shareholder approval of a proposal by the Managing and Supervisory Boards. Details of the remuneration are set forth in the Articles of Association of Siemens AG.
      The remuneration of the members of the Supervisory Board is based on the Company’s size, the assignments and responsibilities of the Supervisory Board members, and the Company’s overall business position and performance. In addition to a fixed compensation component, the remuneration includes variable compensation based on the Company’s short-term and long-term performance. The Chairman, the Deputy Chairmen, as well as the Chairman and members of the Audit Committee receive additional compensation.
      The current remuneration policies for the Supervisory Board were authorized at the Annual Shareholders’ Meeting of January 27, 2005. Details are set out in § 17 of the Articles of Association of Siemens AG.
      As a result, the compensation of Supervisory Board members for fiscal year 2005 includes three components:

•	a fixed component,

•	a short-term compensation component based on earnings per share, and

•	a long-term compensation component based on earnings per share.

      In accordance with these remuneration policies, each Supervisory Board member receives fixed compensation of €50,000 per year and short-term variable compensation of €150 per year for each €0.01 of earnings per share as disclosed in the Consolidated Financial Statements in excess of a minimum amount of €1.00. This minimum amount will be increased annually by 10 percent, beginning with the fiscal year starting on October 1, 2005. In addition, long-term compensation in the amount of €50,000 is granted, payable after expiration of the then applicable five-year term of the Supervisory Board. This long-term compensation will only be paid if earnings per share at the end of the Supervisory Board’s term of office have increased by more than 50 percent compared to the beginning of the term of office. Earnings per share, on which the calculation of the Supervisory Board’s remuneration is based, has to be adjusted for significant extraordinary items. For fiscal year 2005, the Supervisory Board’s remuneration was determined on the basis of earnings per share in the amount of €2.52. The Chairman of the Supervisory Board receives double, and each Deputy Chairman 1.5 times, the amounts of the fixed compensation and the short-term variable compensation of an ordinary member. The chairmen of the committees (other than the Chairman’s Committee, the Mediation Committee, and the Ownership Rights Committee) each receive an additional 100 percent; the other members of these committees receive an additional 50 percent of the fixed and the short-term variable compensation. The members of the Supervisory Board are reimbursed for any out-of-pocket expenses incurred in connection with their duties and for any sales taxes to be paid on their remuneration. The Chairman of the Supervisory Board is provided a company car and an office with secretarial services.

	2005				2004

		Short-term	Long-term				Fair value of
	Fixed	variable	variable		Fixed	Variable	stock-based
	compensation	compensation	compensation	Total	compensation(1)	compensation(1)	compensation(1)	Total

	(Amounts in €)
Dr. Karl-Hermann Baumann(2) (3)	50,000	22,800	—	72,800	18,000	220,500	6,810	245,310
Dr. Heinrich v. Pierer(2) (3)	93,750	42,750	—	136,500	—	—	—	—
Ralf Heckmann(3)	100,000	45,600	—	145,600	12,000	147,000	6,810	165,810
Dr. Josef Ackermann(3)	83,333	38,000	—	121,333	12,000	147,000	6,810	165,810
Lothar Adler	50,000	22,800	—	72,800	6,000	73,500	6,810	86,310
Gerhard Bieletzki	50,000	22,800	—	72,800	6,000	73,500	6,810	86,310
John David Coombe	50,000	22,800	—	72,800	6,000	73,500	6,810	86,310
Hildegard Cornudet(4)	50,000	22,800	—	72,800	3,000	36,750	3,405	43,155
Dr. Gerhard Cromme(3)	87,500	39,900	—	127,400	6,000	73,500	6,810	86,310
Rolf Dittmar(4)	—	—	—	—	3,000	36,750	3,405	43,155
Bertin Eichler(5)	—	—	—	—	4,500	55,125	5,108	64,733
Birgit Grube	50,000	22,800	—	72,800	6,000	73,500	6,810	86,310
Heinz Hawreliuk(3)	75,000	34,200	—	109,200	9,000	110,250	6,810	126,060
Berthold Huber(5)	50,000	22,800	—	72,800	1,500	18,375	1,703	21,578
Prof. Dr. Walter Kröll	50,000	22,800	—	72,800	6,000	73,500	6,810	86,310
Wolfgang Müller	50,000	22,800	—	72,800	6,000	73,500	6,810	86,310
Georg Nassauer	50,000	22,800	—	72,800	6,000	73,500	6,810	86,310
Dr. Albrecht Schmidt	50,000	22,800	—	72,800	6,000	73,500	6,810	86,310
Dr. Henning Schulte-Noelle(3)	75,000	34,200	—	109,200	9,000	110,250	6,810	126,060
Peter von Siemens	50,000	22,800	—	72,800	6,000	73,500	6,810	86,310
Jerry I. Speyer	50,000	22,800	—	72,800	6,000	73,500	6,810	86,310
Lord Iain Vallance of Tummel	50,000	22,800	—	72,800	6,000	73,500	6,810	86,310
Klaus Wigand	50,000	22,800	—	72,800	6,000	73,500	6,810	86,310

Total	1,264,583	576,650	—	1,841,233	150,000	1,837,500	136,201	2,123,701

(1)	In fiscal year 2004, the compensation of Supervisory Board members was comprised of a fixed component, a variable component depending on the annual dividend, and a long-term component based on the development of the stock market price granted in the form of 1,500 stock appreciation rights (SARs) per year. On the grant date, the stock appreciation rights had a fair value of €4.54 each, as calculated using the Black-Scholes option pricing model.

(2)	Dr. Heinrich v. Pierer, former CEO and President of the Managing Board of Siemens, succeeded Dr. Karl-Hermann Baumann as Chairman of the Supervisory Board, effective January 27, 2005.

(3)	Each of Dr. Heinrich v. Pierer as Chairman of the Supervisory Board and a member of the Audit Committee; Dr. Josef Ackermann as Deputy Chairman of the Supervisory Board; Dr. Gerhard Cromme as Chairman of the Audit Committee; Ralf Heckmann as Deputy Chairman of the Supervisory Board and a member of the Audit Committee; and Heinz Hawreliuk and Dr. Henning Schulte-Noelle as members of the Audit Committee, received higher fixed and variable compensation. For his period of office on the Supervisory Board, Dr. Karl-Hermann Baumann, as former Chairman of the Supervisory Board and the Audit Committee, also received higher compensation on a pro-rata basis. The same applies to Dr. Ackermann as a former member of the Audit Committee.

(4)	Hildegard Cornudet, formerly a substitute member of the Supervisory Board of Siemens, became a member of the Supervisory Board as a successor to Rolf Dittmar with effect from April 1, 2004.

(5)	Berthold Huber’s appointment to the Supervisory Board of Siemens as a successor to Bertin Eichler was approved by the registry court with effect from July 1, 2004.
     An existing agreement with Mr. Peter von Siemens was renewed after the Annual Shareholders’ Meeting 2003 with unchanged terms and conditions under which he, as a member of the founder’s family, is entitled to reimbursement of expenses and the provision of a company car and office with secretarial services for representing the Company at official events in Germany and abroad, as well as in various associations.
      No loans from the Company are provided to members of the Supervisory Board.
Other
      The members of the governing bodies of Siemens and all board members of its domestic and foreign subsidiaries are indemnified by Siemens or its subsidiaries against third-party liability claims to the extent permitted by law. For this purpose, the Company provides a group insurance policy for board and committee members and employees of the Siemens organization which is taken out for one year and renewed annually. The insurance covers the personal liability of the insured in the case of a financial loss associated with employment functions. In such a case, the Company may, with effect from October 1, 2005, hold members of the Managing Board liable for such loss up to an amount equivalent to 20 percent of the fixed salary. In the same way, each member of the Supervisory Board has individually agreed to be held liable up to an amount equivalent to 20 percent of their fixed compensation component (i.e., a deductible within the meaning of Section 3.8 paragraph 2 of the German Corporate Governance Code).
Stock-Based Compensation
Stock Option Plan
      We have a stock option plan, the 2001 Siemens Stock Option Plan, for members of our Managing Board, members of the top managements of domestic and foreign subsidiaries and other eligible employees. Non-transferable options exercisable for up to an aggregate of 55 million of our shares may be issued under this plan, of which options exercisable for no more than 3.3 million shares may be granted to members of the Managing Board, options exercisable for up to an aggregate of 8.8 million shares may be granted to members of the top managements of domestic and foreign subsidiaries, and options exercisable for up to 42.9 million shares may be granted to other eligible employees. The authority to distribute options under this plan will expire on December 13, 2006.
      Under the 2001 Stock Option Plan, the Supervisory Board decides annually after the end of each fiscal year how many options to grant to the members of the Managing Board and the Managing Board decides annually how many options to grant to members of the top managements of domestic and foreign subsidiaries and eligible employees. As of November 16, 2005, we had outstanding options exercisable for 31,435,411 shares under our option plans, including 3,023,830 options granted to our members of the top managements of domestic and foreign subsidiaries and eligible employees on November 11, 2005. Options to members of the top managements of domestic and foreign subsidiaries and eligible employees may be granted within 30 days after publication of quarterly, half-year or yearly results. Options to Managing Board members may be granted only once a year after publication of the yearly results.

      The following table sets forth information as to the options we issued to members of our Managing Board during fiscal 2006, 2005 and 2004:

	With respect to	With respect to	With respect to
	options granted in	options granted in	options granted in
	fiscal 2006	fiscal 2005	fiscal 2004

Number of options granted	315,495	296,270	262,500
Exercise price	€74.59	€72.54	€73.25
Expiration date	November 18, 2010	November 19, 2009	November 21, 2008
      For further details, including the number of stock options granted to the individual members of our Managing Board and their fair value, see “—Compensation.”
      The exercise price for options that have been issued under our 1999 Stock Option Plan, which was replaced by our 2001 Stock Option Plan, is equal to the average market price of the Siemens stock during the five trading days preceding the day of grant of the options. Holders of options under the 1999 Plan may exercise them during fixed time periods after the publication of our quarterly, half-year or yearly results within a five-year period following a holding period of two years. In addition, these options may be exercised only if the trading price of our shares on the Frankfurt Stock Exchange has reached an exercise threshold, which is based on the Dow Jones Stoxx-Index, at least once during the five-year term of the options. However, options may only be exercised if the threshold has been reached within the six-week period prior to the exercise date. For further information about the terms of these options and the related compensation expenses, see “Notes to Consolidated Financial Statements.”
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
      The options may be settled in newly issued shares of common stock of Siemens AG from the conditional capitals reserved for this purpose, in treasury stock or in cash. The alternatives available to optionees are determined by the Managing Board and subsequently approved by the Supervisory Board.
Stock Awards
      In November 2004, we introduced stock awards as another means for providing stock-based compensation to our Managing Board, members of the top managements of domestic and foreign subsidiaries, and other eligible employees. Stock awards are commitments to issue or transfer shares of Siemens AG to the grantee. Each is subject to a waiting period of four years. Upon expiration of the waiting period, the grantee receives a corresponding number of shares of Siemens AG without additional payment.
      Stock awards cannot be transferred, sold, pledged or otherwise encumbered. They can be inherited only by spouses or  –  in absence of a spouse  –  by children of the grantee. Stock awards are not entitled to dividends issued during the waiting period.
      The Supervisory Board decides annually after the end of each fiscal year how many stock awards to grant to the members of the Managing Board and the Managing Board decides annually how many stock awards to grant to members of the top managements of domestic and foreign subsidiaries and eligible employees. Stock awards may be granted only once a year within 30 days after publication of the yearly results.
      On November 11, 2005, the Supervisory Board decided to grant 25,221 stock awards to members of our Managing Board with a grant date of November 11, 2005. On the same date, the Managing Board decided to grant 1,051,639 stock awards to members of the top managements of domestic and foreign subsidiaries and other eligible employees of the Company with a grant date of November 11, 2005.

      The fair value of the stock awards is recorded at the market price of the Siemens share on the grant date less the present value of dividends expected during the waiting period. The following table sets forth information as to the stock awards we granted during fiscal 2006 and 2005:

	With respect to	With respect to
	stock awards granted in	stock awards granted in
	fiscal 2006	fiscal 2005

Number of stock awards granted	1,076,860	1,152,508
Value per stock award at grant date	€57.28	€55.63
Total value of stock awards granted	€61.7 million	€64.1 million
      Furthermore, the members of the Corporate Executive Committee of the Managing Board received one-half of their long-term bonus for fiscal 2005 as deferred income in the form of stock awards.
      For further details, including the number of awards granted to the individual members of our Managing Board and their fair value, see “— Compensation.”
      Stock awards may be settled in newly issued shares of common stock of Siemens AG from the authorized or the conditional capitals reserved for this purpose, in treasury stock or in cash. The settlement method will be determined subsequently by the Managing Board and the Supervisory Board.
Share ownership
       As of October 15, 2005, members of the Managing Board during fiscal 2005 held 845,634 Siemens shares and stock options on Siemens shares (exercisable within sixty days), representing 0.094 percent of the outstanding capital stock of Siemens AG. On October 15, 2005, members of the Supervisory Board during fiscal 2005 held 143,954 Siemens shares and stock options on Siemens shares (exercisable within sixty days), representing 0.016 percent of the outstanding capital stock of Siemens AG. These figures do not include 10,786,521 shares, or 1.21 percent of the capital stock, that are held by the von Siemens-Vermögensverwaltungs GmbH (vSV)  –  a German limited liability entity that functions much like a trust  –  and 38,102,921 shares, or some 4.276 percent of the capital stock, over which the vSV has voting control under a power of attorney. Mr. Peter von Siemens is authorized to vote these shares as a representative of the founder’s family. The vSV is described in more detail under Item 7: “Major Shareholders and Related Party Transactions—Major Shareholders.”
      Pursuant to § 15a of the German Securities Trading Act (WpHG) in effect during the reporting period, members of the Managing and Supervisory Boards were required to disclose purchases or sales of shares or options of Siemens AG if the total amount of transactions of a board member and any closely associated person is at least €5,000 during any calendar year. The following transactions were executed in fiscal 2005 and reported to Siemens:

				WKN/		Number of	Price
Trading Day	Name	Function	Security	ISIN	Trade	Securities	in €	Comment

08/01/2005	Johannes Feldmayer	Managing Board member	Siemens Share	7236101	Sale	12,000	64.05	Sale in the context of the Siemens Stock Option Plan 2001
08/01/2005	Johannes Feldmayer	Managing Board member	Siemens Share	7236101	Sale	3,900	64.05	Sale in the context of the Siemens Stock Option Plan 1999
08/12/2005	Klaus Wigand	Supervisory Board member	Siemens Share	7236101	Sale	4,000	64.53	Sale in the context of the Siemens Stock Option Plan 2001
09/12/2005	Rudi Lamprecht	Managing Board member	Siemens Share	7236101	Sale	8,625	64.25	Sale in the context of the Siemens Stock Option Plan 1999

      These transactions were duly published on the Company’s Internet website at www.siemens.com/directors-dealings.
ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
Major Shareholders
       The vSV holds approximately 1.2% of our outstanding shares in trust for, and, in addition, has a power of attorney allowing it to vote approximately 4.3% of our outstanding shares on behalf of, members of the Siemens family and family-sponsored foundations. To the extent these shares are voted on behalf of members of the Siemens family or family-sponsored foundations, these shares are voted together by the vSV. The vSV exercises its voting power in respect of these shares upon approval by the chairman of its shareholders’ meeting. As a result, the chairman has voting power over these Siemens shares. The current chairman is Mr. Peter von Siemens, who is also a member of our Supervisory Board. To our knowledge and based on public filings, there is no other single person that may be considered a beneficial owner of 5% or more of our outstanding shares.
      As of November 4, 2005, we had approximately 0.9 million shareholders. Approximately 57,600 were U.S. holders, of which approximately 300 were holders of record. Based on our share register, U.S. holders held approximately 12% of our ordinary shares as of September 30, 2005.
Related Party Transactions
       As reflected in the information in the tables above under Item 6: “Directors, Senior Management and Employees—Management—Supervisory Board and —Managing Board,” some of our board members hold, or in the last year have held, positions of significant responsibility with other entities. We have relationships with almost all of these entities in the ordinary course of our business whereby we buy and sell a wide variety of products and services on arm’s length terms. Dr. Josef Ackermann is the Spokesman of the Managing Board of Deutsche Bank AG. Our transactions with Deutsche Bank AG are conducted on arm’s length basis and include securities underwriting, other investment banking services, and credit, money market and foreign exchange business.
      During the last fiscal year, there were no loans outstanding to members of our management.
      We have a number of significant joint ventures and other equity investments in large companies. We have relationships with many of these entities in the ordinary course of business whereby we buy and sell a wide variety of products and services on arm’s length terms. Our most significant equity investments are Infineon, Juniper and Epcos. Also significant are our relationships with our joint ventures BSH Bosch und Siemens Hausgeräte, Fujitsu Siemens Computers and Framatome ANP.
ITEM 8: FINANCIAL INFORMATION
       Information required by this Item is incorporated by reference to Item 4: “Information on the Company— Legal Proceedings,” Item 5: “Operating and Financial Review and Prospects” and Item 18: “Financial Statements.”
ITEM 9: THE OFFER AND LISTING
Trading Markets
       The principal trading market for our shares is the Frankfurt Stock Exchange. Our shares are also traded on the other German stock exchanges in Berlin, Düsseldorf, Hamburg, Hanover, Munich and Stuttgart and on other European stock exchanges in London and the Swiss Stock Exchange. The ADRs of Siemens AG, each evidencing one ADS, which represents one share, trade on the New York Stock Exchange under the symbol “SI.”

Market Price Information
       The table below sets forth, for the calendar periods indicated, the high and low closing sales prices on the Frankfurt Stock Exchange for the ordinary shares of Siemens as reported by the Electronic cash market trading system (Xetra). The table also shows, for the periods indicated, the closing highs and lows of the DAX, a German stock index which measures the performance of the 30 largest German companies in terms of order book volume and market capitalization, and the average daily trading volume of our ordinary shares on Xetra. See the discussion under Item 3: “Key Information—Exchange Rate Information,” for information with respect to rates of exchange between the U.S. dollar and the euro applicable during the periods set forth below.

	Price per ordinary				Average
	share		DAX		daily
					trading
	High	Low	High	Low	volume(1)

					(millions of
	(€)				shares)
Annual highs and lows
2001	105.77	37.50	6,795.1	3,787.2	5.771
2002	78.52	32.05	5,462.6	2,597.9	6.226
2003	64.85	32.55	3,965.2	2,203.0	6.274
2004	68.30	53.40	4,261.8	3,647.0	4.783
2005(2)	66.18	56.20	5,199.5	4,178.1	4.671
Quarterly highs and lows
2003
First quarter	45.04	32.55	3,157.3	2,203.0	6.982
Second quarter	46.15	37.80	3,304.2	2,450.2	6.655
Third quarter	58.32	41.35	3,668.7	3,146.6	6.179
Fourth quarter	64.85	52.02	3,965.2	3,276.6	5.273
2004
First quarter	68.30	57.30	4,151.8	3,726.1	5.426
Second quarter	65.05	54.95	4,134.1	3,754.4	4.885
Third quarter	61.06	53.40	4,035.0	3,647.0	4.564
Fourth quarter	62.54	57.50	4,261.8	3,854.4	4.266
2005
First quarter	63.60	59.08	4,428.1	4,201.8	4.697
Second quarter	63.20	56.20	4,627.5	4,178.1	4.625
Third quarter	66.18	60.28	5,048.7	4,530.2	4.760
Fourth quarter(2)	65.40	60.08	5,199.5	4,806.1	4.546
Monthly highs and lows
2005
June	63.20	60.34	4,627.5	4,497.3	5.408
July	66.18	60.28	4,892.5	4,530.2	5.666
August	64.53	61.13	4,990.6	4,783.8	3.932
September	64.25	61.64	5,048.7	4,837.8	4.759
October	65.15	60.08	5,138.0	4,806.1	4.728
November(2)	65.40	61.99	5,199.5	4,922.6	4.364

(1)	Data from Datastream International.

(2)	Up to and including November 30, 2005.
     On November 30, 2005, the closing sale price per Siemens AG ordinary share on Xetra was €64.34, which was equivalent to $75.86 per ordinary share, translated at the noon buying rate for euros on such date.

Trading on the New York Stock Exchange
       Official trading of Siemens AG ADSs on the New York Stock Exchange (NYSE) commenced on March 12, 2001. Siemens AG ADRs trade under the symbol “SI.”
      The following table sets forth, for the calendar periods indicated, the high and low closing sales prices per Siemens AG ADR as reported on the NYSE Composite Tape:

	Price per ADS

	High	Low

	($)
Annual highs and lows
2001	79.31	38.10
2002	70.45	30.85
2003	79.98	36.61
2004	87.50	65.48
2005(1)	84.67	71.73
Quarterly highs and lows
2003
First quarter	47.12	36.61
Second quarter	52.55	41.20
Third quarter	64.79	48.65
Fourth quarter	79.98	61.15
2004
First quarter	87.50	69.75
Second quarter	77.35	65.71
Third quarter	75.66	65.48
Fourth quarter	85.00	72.48
2005
First quarter	84.67	77.19
Second quarter	80.40	71.73
Third quarter	80.00	72.55
Fourth quarter(1)	77.33	72.50
Monthly highs and lows
2005
June	76.83	72.65
July	80.00	72.55
August	80.00	75.05
September	79.90	75.17
October	77.33	72.50
November(1)	77.21	72.87

(1)	Up to and including November 30, 2005.
     On November 30, 2005, the closing sales price per Siemens AG ADS on the New York Stock Exchange as reported on the NYSE Composite Tape was $75.57.

ITEM 10: ADDITIONAL INFORMATION
Articles of Association and Relevant Provisions of German Law
       This section summarizes the material provisions of our Articles of Association (Satzung) and German law to the extent that they affect the rights of our shareholders. The description is only a summary and does not describe everything that our Articles of Association contain.
Organization
       We are a stock corporation organized in the Federal Republic of Germany under the German Stock Corporation Act (Aktiengesetz). We are registered in the Commercial Register (Handelsregister) maintained by the local courts in Berlin Charlottenburg, Germany, under the entry number 12300, and in Munich, Germany, under the entry number 6684. Copies of our Articles of Association are publicly available from the Commercial Register in Berlin and Munich, and an English translation is filed with the Securities and Exchange Commission in the United States. You can find both of them also on our website www.siemens.com/corporate_governance.
Corporate Governance
       In keeping with its traditions, Siemens continues to place a high priority on corporate governance. Siemens fully complies with the recommendations of the German Corporate Governance Code (the Codex), which was first issued in 2002 and later expanded in May 2003 and in June 2005. Our prior exception is no longer applicable, since our Managing Board and Supervisory Board have implemented a deductible in our directors and officers (D&O) liability insurance for Managing and Supervisory Board members by way of a contractual commitment with their respective members.
      At their meetings on November 8 and 9, 2005, the Managing Board and the Supervisory Board of Siemens, respectively, discussed compliance with the recommendations of the Codex, in particular with regard to the amendments of June 2, 2005. Based on these deliberations, the Boards approved the Declaration of Conformity (with the Codex) which is set forth below, posted on our website and updated as necessary. Siemens voluntarily complies with all of the Codex’s non-obligatory suggestions, with only minor exceptions.
      Our listing on the New York Stock Exchange (NYSE) subjects us to certain U.S. capital market laws (including the Sarbanes-Oxley Act (SOA)) and regulations of the U.S. Securities and Exchange Commission (SEC) and rules of the NYSE. To facilitate our compliance with the SOA, we have, among other things, established a Disclosure Committee (comprised of nine central department heads) that is responsible for reviewing certain financial and non-financial information before it is made public and advising the Managing Board in its decisions about disclosure. We have also introduced procedures that require our Group and subsidiary managements to certify various matters, providing a basis on which our CEO and CFO certify our financial statements to the SEC. Consistent with the SOA, Siemens has also implemented procedures for handling accounting complaints and a Code of Ethics for Financial Matters.
Management and Control Structure—The Supervisory Board
      As a German stock corporation, Siemens is subject to German corporate law and has a two-tier management and oversight structure, consisting of an 11 member Managing Board and a 20 member Supervisory Board. The German Co-determination Act requires that the Company’s shareholders and its employees each select one-half of the Supervisory Board’s members.
      According to the Bylaws of the Supervisory Board, the shareholder representatives must be independent. Some Supervisory Board members hold, or held in the past year, high-ranking positions at other companies; nevertheless, our sales and purchases of products and/or services to or from such companies are transacted on arm’s length bases. We believe that these dealings do not compromise the independence of the associated Supervisory Board members.

      The Supervisory Board oversees and advises the Managing Board in its management of Company business. At regular intervals, it discusses business development, planning, strategy and implementation. It also reviews Siemens’ quarterly reports and approves the annual, stand-alone financial statements of Siemens AG, as well as the Consolidated Financial Statements of Siemens, taking into account both the audit reports provided by the independent auditors and the results of the review conducted by the Audit Committee. In addition, the Supervisory Board appoints the members of the Managing Board and allocates members’ individual duties. Important Managing Board decisions – such as major acquisitions, divestments and financial measures – require Supervisory Board approval.
      The Supervisory Board’s Bylaws establish four committees, whose duties, responsibilities and procedures fulfill the requirements of the Codex, reflect applicable SOA requirements and incorporate applicable NYSE rules, as well as certain NYSE rules not mandatorily applicable to Siemens AG.
      The Chairman’s Committee performs the collective tasks of a nominating, compensation and corporate governance committee. In particular, it makes proposals regarding the appointment of Managing Board members.
      The Audit Committee consists of three shareholder representatives and two employee representatives. The Supervisory Board monitors the independence of the members of the committee and sees to it that they have special knowledge and experience in the application of accounting principles and internal control processes. Siemens relies on the exemption afforded by Rule 10A-3(b)(1)(iv)(C) under the Securities Exchange Act. We believe that such reliance does not materially adversely affect the ability of the Audit Committee to act independently or to satisfy the other requirements of Rule 10A-3.
      The Audit Committee oversees the appropriateness and the effectiveness of the Company’s external and internal accounting processes. Together with the independent auditors, it also reviews the Company’s financial statements prepared quarterly and annually by management. On the basis of the independent auditors’ report on the annual financial statements, the Audit Committee makes a recommendation to the Supervisory Board whether or not it should approve those financial statements. In addition, the Audit Committee oversees the Company’s internal control system and its procedures for assessing, monitoring and managing risk. It also monitors statutory and regulatory compliance. The Company’s Financial Audit Department reports regularly to the Audit Committee. In addition, the Audit Committee monitors the independence, qualifications, rotation and performance of the independent auditors and performs the other functions required of it under the SOA.
      The Mediation Committee submits proposals to the Supervisory Board in the event that the Supervisory Board cannot reach the two-thirds majority required to appoint a Managing Board member. The Ownership Rights Committee is responsible for decisions regarding the exercise of Siemens’ shareholder rights in other companies.
The Managing Board
      The Managing Board, as the Company’s top management body, is obligated to promote the interests of the Company at all times and to drive sustainable growth in company value. Its nine-member Corporate Executive Committee cooperates with the President and CEO to define overall Company policies and is also responsible for determining the Company’s strategic orientation, planning and finalizing the Company’s budget, allocating resources, and monitoring the executive management of each Group. The Managing Board also prepares the Company’s quarterly reports, the annual, stand-alone financial statements of Siemens AG and the Consolidated Financial Statements of Siemens. The Managing Board cooperates closely with the Supervisory Board, informing it regularly, promptly and fully on all issues related to Company strategy and strategy implementation, planning, business development, financial position, earnings and risks.
Shareholder Relations
      Four times each year, Siemens AG reports to its shareholders regarding its business development, financial position and earnings. An ordinary Annual Shareholders’ Meeting normally takes place within the first four months of each fiscal year. The Managing Board facilitates shareholder participation in the meeting through electronic communications – in particular the Internet – and enables shareholders who are unable to attend the meeting to vote by proxy.
      Among other things, the Annual Shareholders’ Meeting decides on the appropriation of net income, ratification of the acts of the Managing and Supervisory Boards, and the appointment of the independent auditors. Amendments to the Articles of Association and measures which change the Company’s capital stock are approved exclusively at the Annual Shareholders’ Meeting and are implemented by the Managing Board. Shareholders may submit counter-proposals to the proposals of the Managing and Supervisory Boards and may contest decisions of the Annual Shareholders’ Meeting. Shareholders owning Siemens stock with an aggregate par value of €100,000 or more may also demand a special judicial review of particular decisions.
      As part of our investor relations activities, the CEO, the CFO and individual members of the Groups’ executive managements meet regularly with analysts and institutional investors. We hold a conference for analysts once a year, as well as telephone conferences with analysts upon the publication of our quarterly results.
Business Conduct Guidelines and Code of Ethics
      Siemens is committed to conducting its business responsibly and in compliance with all relevant statutory and regulatory requirements. The Managing Board has established firm guidelines to help ensure that this goal is achieved. Our Business Conduct Guidelines establish rules regarding compliance with applicable laws, conflicts of interest, the use of Company assets and facilities, and insider trading. These rules are binding for all Siemens employees, the Managing Board and the Supervisory Board. The Guidelines also specify procedures for dealing with complaints. A compliance officer, who reports to the Audit Committee, processes all complaints, including those submitted anonymously. In accordance with the requirements of the SOA, procedures for handling potential complaints related to accounting practices, and procedures for handling relevant complaints from specific attorneys (internal and external) have also been implemented. In addition, the Managing Board and the Supervisory Board have implemented a Code of Ethics for Financial Matters, as required by the SOA rules. Both the Business Conduct Guidelines and the Code of Ethics for Financial Matters are available on our website.
      Corporate Governance Guidelines—Various documents pertaining to our corporate governance – including Siemens’ Articles of Association, the Bylaws of the Supervisory Board and those of its committees, and the report on our fulfillment of the requirements of the Codex – may be found on our Internet website at www.siemens.com/corporate_governance.
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
      As a company incorporated in Germany, Siemens AG has to comply with the German Stock Corporation Act (the Stock Corporation Act) and the Co-determination Act and follows the recommendations of the German Corporate Governance Code. Furthermore, Siemens complies with applicable rules and regulations of those markets on which its securities are listed, such as the NYSE, and also voluntarily complies with many of the NYSE requirements that by their terms apply only to U.S. domestic issuers. For additional information on our corporate governance, please refer to Item 6: “Directors, Senior Management and Employees” and to the other subsections of this Item 10.

      The significant differences between our governance practices and those of U.S. domestic NYSE issuers are as follows:
      Two-Tier Board—The Stock Corporation Act requires Siemens AG to have a two-tier board structure consisting of a Managing Board and a Supervisory Board. The two-tier system provides a strict separation of management and supervision. Roles and responsibilities of each of the two boards are clearly defined by law.
      The composition of the Supervisory Board is determined in accordance with the Co-determination Act, which requires that one-half of the required 20 Supervisory Board members must be elected by our domestic employees. In the event of a tie vote at the Supervisory Board, the Chairman of the Supervisory Board is entitled to cast a deciding vote.
      Independence—In contrast to the NYSE Standards, which require the board to affirmatively determine the independence of the individual directors with reference to specific tests of independence, German law does not require the Supervisory Board to make such affirmative findings on an individual basis. At the same time, the Bylaws of Siemens’ Supervisory Board contain several provisions to help ensure the independence of the Supervisory Board’s advice and supervision. Furthermore, the members of the Supervisory and Managing Boards are strictly independent from one another; a member of one board is legally prohibited from being concurrently active on the other. Supervisory Board members have independent decision making authority and are legally prohibited from following the direction or instruction of any affiliated party. Moreover, Supervisory Board members may not enter into advisory, service or certain other contracts with Siemens, unless approved by the Supervisory Board.
      Committees—In contrast to the NYSE Standards, which require the creation of several specified board committees, composed of independent directors and operating pursuant to written charters that set forth their tasks and responsibilities, the Supervisory Board of Siemens AG has combined the functions of a nominating, compensation and corporate governance committee in the Chairman’s Committee. Both the Audit Committee and the Chairman’s Committee have written bylaws – adopted by the Supervisory Board based on the NYSE Standards – addressing their respective purposes and responsibilities.
      Our Audit Committee is subject to the standards of the SOA and the Securities Exchange Act of 1934, as applicable to a foreign private issuer, and it performs functions similar to those of an audit committee subject to the full NYSE Standards. Yet, German law precludes certain responsibilities from being delegated to a committee, such as the selection of the independent auditors, who are required by German law to be elected at the shareholders’ meeting.
      Siemens AG also has an Ownership Rights Committee and a Mediation Committee, the latter of which is required by German law. Neither is required under the NYSE Standards.
      Shareholder Approval of Equity Compensation Plans; Stock Repurchases—The NYSE Standards generally require U.S. domestic companies to obtain shareholder approval of all equity compensation plans (including stock option plans) and any material revisions to them. Similarly, our adoption of stock option plans and any material revisions thereto require the approval by our shareholders in so far as the issuance of shares and/or stock options under authorized or contingent capital authorizations requires shareholder approval (which approval requires consideration of the key elements of the applicable option plan or relevant modifications). The 2001 Siemens Stock Option Plan was approved in 2001 by our shareholders. This approval expires after 5 years, at which time it can be renewed. Similarly, under German law, share buy-backs generally require the prior authorization by shareholders. Such approval was provided at our January 27, 2005 Annual Shareholders’ Meeting, and this matter will generally be voted upon annually.

Declaration of Conformity with the Codex
      At their meetings on November 8 and 9, 2005, respectively, the Managing Board and the Supervisory Board approved the following Declaration of Conformity pursuant to § 161 of the German Stock Corporation Act:
      Siemens AG fully complies with the recommendations of the German Corporate Governance Code (Codex) in the version of June 2, 2005 and will also fully comply with them in the future. Since the last Declaration of Conformity dated November 10, 2004, Siemens AG complied with the Codex in the version of May 21, 2003 except in one respect (our D&O insurance included no deductible). This exception is inapplicable since October 1, 2005.
Objects and Purposes
       According to Section 2 of our Articles of Association, the objects and purposes of our Company are:

•	to manufacture, distribute and supply industrial products in the fields of electrical engineering and electronics, mechanical engineering, precision mechanics, as well as related sectors of engineering, including research and development in these fields;

•	to develop, plan, distribute, supply, assemble and commission trade-specific and customer-specific systems, solutions and facilities in the fields of electrical engineering and electronics, mechanical engineering, precision mechanics, as well as related sectors of engineering; and

•	to render industrial and other business-related services.
      Our Articles of Association authorize us to engage in business of any kind and to take any and all measures related to or useful in promoting our objects. We may also operate domestic and foreign factories, establish branch offices, found, acquire, consolidate with, or participate in other companies, conclude or participate in other management contracts, and enter into joint ventures.
Directors
      Under German law, our Supervisory Board members and Managing Board members owe duties of loyalty and care to our Company. They must exercise the standard of care of a prudent and diligent businessman and bear the burden of proving they did so if their actions are contested. Both boards have a duty to take into account the interests of our shareholders and our workers and, to some extent, are also required to observe the public interest. Those who violate their duties are jointly and severally liable to the Company for any damage that their violations have caused unless their actions were validly approved by a resolution at a prior shareholders’ meeting with a simple majority of the votes cast.
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
      See also Item 6: “Directors, Senior Management and Employees— Supervisory Board and — Managing Board,” for further information about the Supervisory Board and the Managing Board.

Rights, Preferences and Restrictions Attaching To Our Shares
Voting Rights
      Our shareholders vote at shareholders’ meetings. A shareholders’ meeting may be called by either our Managing Board or our Supervisory Board. The Annual Shareholders’ Meeting must take place within the first eight months of each fiscal year. In addition, shareholders who in the aggregate hold 5% or more of our registered share capital may require that the Managing Board call a meeting or that particular items be placed on the agenda for a meeting. Shareholders holding shares with an aggregate value of at least €500,000 of our registered share capital may also require that particular items be placed on the agenda for a meeting.
      Under German law and our Articles of Association, we must publish notices of shareholders’ meetings in the Federal Gazette at least 30 days prior to the deadline set by the notice in which we ask our shareholders to notify us that they intend to attend the meeting. In this respect, we take advantage of provisions in German law that allows the Internet to be used as a means to communicate with shareholders.
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

Dividend Rights
      Under applicable German law, we may declare and pay dividends only from annual net profits as they are shown in the German statutory, stand-alone annual financial statements of Siemens AG. For each fiscal year, the Managing Board approves the annual financial statements and submits them to the Supervisory Board with its proposal as to the appropriation of the annual net profit. The proposal will set forth what amounts of the annual net profit should be paid out as dividends, transferred to capital reserves, or carried forward to the next fiscal year. Upon approval by the Supervisory Board, the Managing Board and the Supervisory Board submit their combined proposal to the shareholders at the Annual Shareholders’ Meeting. The general assembly of shareholders ultimately determines the appropriation of annual net profits, including the amount of the annual dividends. Our Managing and Supervisory Boards may not allocate more than one half of our annual surplus to profit reserves if, following this allocation, our accumulated profit reserves would exceed one half of our share capital. In determining the distribution of profits, however, our shareholders may allocate additional amounts to profit reserves and may carry forward profits in part or in full. Our shareholders participate in profit distributions in proportion to the number of shares they hold.
      There are two different types of dividends: cash dividends and dividends in kind. Dividends approved at a shareholders’ meeting are payable on the first stock exchange trading day after that meeting, unless otherwise decided at the shareholders’ meeting. If an investor holds shares that are entitled to dividends in a clearing system, the dividends will be paid according to that clearing system’s rules. If he or she holds physical certificates, he or she is no longer able to exercise dividend or other rights attaching to the shares without first surrendering the physical certificates to a financial institution that maintains securities accounts. We will publish notice of dividends paid, and the paying agent or agents that we have appointed, in the Federal Gazette.
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
      The German Stock Corporation Act allows companies to exclude or restrict preemptive rights in connection with capital increases only in limited circumstances and only in the same shareholders’ resolution that authorizes the capital increase. At least 75% of the share capital represented at the meeting that approves a capital increase has to vote for exclusion or restriction of preemptive rights in connection with that increase. In addition to being approved by the shareholders, any exclusion or restriction of preemptive rights requires a justification, which our Managing Board has to set forth in a written report to our shareholders. The justification requires a showing that our interest in excluding or restricting preemptive rights outweighs the shareholders’ interest in exercising these rights. If our Managing Board increases our share capital for cash in accordance with our Articles of Association, it may, for example, exclude preemptive rights:

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
      In addition, our shareholders have waived their preemptive rights with respect to shares issued to employees, with respect to shares issued in exchange for an in-kind contribution out of authorized capital and with respect to treasury stock; see also “—Repurchase of Our Own Shares.” Additionally, our shareholders have waived their preemptive rights in certain cases with respect to the issuance of bonds with conversion rights or warrants:

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
      The German Securities Trading Act, amended in October 2004, requires the reporting of certain directors’ dealings. According to the Act, persons discharging managerial responsibilities within a publicly-traded issuer have to notify both the issuer and the German Federal Financial Supervisory Authority about their transactions relating to the issuer’s shares and derivatives or other financial instruments linked to those shares. Certain persons closely associated with these managers, for example spouses, dependent children, or other relatives sharing the same household, are under the same obligation. Similarly, the reporting obligation also applies to legal entities, trusts and partnerships that are managed or controlled by any such manager or associated person, or that are set up for the benefit of such a person, or whose economic interests are substantially equivalent to those of such person. Nevertheless, there is no notification obligation until the total amount of transactions of a covered manager and all his associated persons is at least €5,000 during any calendar year. The issuer is obliged to publish on its website all notifications it receives for a period of at least one month. The respective information can be found on our Internet website at www.siemens.com/directors-dealings. For further information about such transactions see also Item 6: “Directors, Senior Management and Employees—Share Ownership.”
Repurchase of Our Own Shares
      We may not acquire our own shares unless so authorized by a resolution duly adopted by our shareholders at a general meeting or in other very limited circumstances set forth in the German Stock Corporation Act.
      The German Stock Corporation Act generally limits share repurchases to 10% of our share capital. In addition, any shareholders’ resolution that authorizes us to repurchase shares may not be in effect for a period of longer than 18 months. The resolution presently in effect is valid until July 26, 2006. According to this resolution, shares that are repurchased may be sold via a stock exchange; or (i) retired with the approval of the Supervisory Board; (ii) used to satisfy our obligations under the 1999 Siemens Stock Option Plan and the 2001 Siemens Stock Option Plan; (iii) offered for sale to employees or former employees within the employee share program; or (iv) used to service the conversion or option rights granted by us or our subsidiaries in connection with the issuance of bonds. In addition, the Supervisory Board is authorized to transfer repurchased shares to the members of the Managing Board as stock-based compensation with a waiting period of at least two years.
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
      For statistical purposes, with certain exceptions, every corporation or individual residing in Germany must report to the German Central Bank any payment received from or made to a non-resident corporation or individual if the payment exceeds €12,500 (or the equivalent in a foreign currency). Additionally, corporations and individuals residing in Germany must report to the German Central Bank any claims of a resident against, or liabilities payable to, a non-resident corporation or individual exceeding an aggregate of €5 million (or the equivalent in a foreign currency) at the end of any calendar month. Resident corporations and individuals are also required to report annually to the German Central Bank any stakes of 10% or more they hold in the equity or voting power of non-resident corporations with total assets of more than €3 million. Corporations residing in Germany with assets in excess of €3 million must report annually to the German Central Bank any stake of 10% or more in the company held by an individual or a corporation located outside Germany.
Report on the United Nations Oil-for-Food Programme
       In its report issued October 27, 2005, the Independent Inquiry Committee into the United Nations Oil-for-Food Programme alleged that Siemens France, Siemens Turkey and Osram Middle East knowingly paid “kickbacks” to the former Iraqi regime. Siemens has cooperated with the Committee. Based on our own inquiries to date, we cannot confirm the Committee’s allegations. Regarding Siemens France and Siemens Turkey, we have not found that the companies paid money to the former Iraqi regime. Regarding Osram Middle East, we have found that an external agent paid an aggregate sum of US$114,000 to Iraqi customers. These payments were made with Osram Middle East’s understanding that their purpose was to cover the cost of local services and warranties.
Taxation
German Taxation
      The following discussion is a summary of the material German tax consequences for beneficial owners of our shares or ADSs (i) who are not German residents for German income tax purposes (i.e., generally persons whose residence, habitual abode (“gewöhnlicher Aufenthalt”), statutory seat or place of effective management and control is not located in Germany) and (ii) whose shares or ADSs do not form part of the business property of a permanent establishment or fixed base in Germany. Throughout this section we refer to these owners as “Non-German Holders.”

      This summary is based on German tax laws and typical tax treaties to which Germany is a party as they are in effect on the date hereof, and is subject to changes in German tax laws or such treaties. The following discussion does not purport to be a comprehensive discussion of all German tax consequences that may be relevant for Non-German Holders. You should consult your tax advisor regarding the German tax consequences of the purchase, ownership and disposition of our shares or ADSs and the procedures to follow to obtain a refund of German taxes withheld from dividends.
Taxation of the Company in Germany
      German corporations are subject to a corporate income tax rate of 25%. Moreover, a solidarity surcharge of 5.5% on the net assessed corporate income tax is levied, so that the corporate income tax and the solidarity surcharge, in the aggregate, amount to a tax rate of 26.375%.
      In addition, German corporations are subject to profit-related trade tax on income, the exact amount of which depends on the municipality in which the corporation maintains its business establishment(s). Trade tax on income is a deductible item in computing the corporation’s tax base for corporate income tax and trade tax purposes.
      Beginning in fiscal year 2004, the deduction for a taxable loss carryforward is limited to 60% of the taxable income for the fiscal year if and to the extent that such income exceeds a threshold of €1 million. The usability period of loss carryforwards is unchanged and remains unlimited.
Taxation of Dividends
      For dividend distributions paid by Siemens, a tax credit is no longer available to German taxpayers. To avoid multiple levels of taxation in a corporate chain, the German tax law provides for an exemption comparable to a full dividend-received deduction for inter-corporate dividends received by a German corporate shareholder, irrespective of ownership percentage for corporate tax purposes but linked to a 10% ownership threshold for trade tax purposes. Commencing with fiscal year 2004, the full deduction for received dividends is limited to 95%. German resident individuals must recognize 50% of the dividends received as taxable income. Certain transition rules apply in connection with the change from the former corporate income tax credit system to the current system.
Imposition of Withholding Tax
      Dividend distributions made by Siemens are subject to a withholding tax of 20%. Moreover, a solidarity surcharge of 5.5% on the withholding tax is levied, resulting in a total withholding tax rate from dividends of 21.1%.
      For many Non-German Holders, e.g. U.S. Shareholders, the withholding tax rate is reduced under applicable income tax treaties. Under most income tax treaties to which Germany is a party, the rate of dividend withholding tax is reduced to 15%. To reduce the withholding to the applicable treaty rate of 15%, a Non-German Holder must apply for a refund of withholding taxes paid. The refund amounts to 6.1% of the declared dividend for dividend distributions withheld at the rate of 21.1%. The application for refund must be filed with the German Federal Tax Office (Bundesamt für Finanzen, Friedhofstrasse 1, D-53221 Bonn, Germany; http://www.bff-online.de/). The relevant forms can be obtained from the German Federal Tax Office or from German embassies and consulates. Special rules apply to U.S. shareholders (see below).
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
      As part of the individual refund claim, an eligible U.S. holder must submit to the German tax authorities the original bank voucher (or a certified copy thereof) issued by the paying agent documenting the tax withheld, and an official certification on IRS Form 6166 of its last United States federal income tax return. U.S. holders should consult their own tax advisors regarding how to obtain an IRS Form 6166.
Capital Gains
      Under German domestic tax law as currently in effect, capital gains derived by a Non-German Holder from the sale or other disposition of shares or ADSs are subject to tax in Germany only if such Non-German Holder has held, directly or indirectly, shares or ADSs representing 1% or more of the registered share capital of the company at any time during the five-year period immediately preceding the disposition. In general, corporate Non-German Holders will be fully exempt from German tax on capital gains derived from the sale or other disposition of shares or ADSs. However, 5% of the capital gains derived by such corporate shareholders will be treated as non-deductible business expenses and are subject to German tax, so effectively only 95% of the capital gains will be tax exempt.
      U.S. holders that qualify for benefits under the Treaty are exempt from taxation in Germany on capital gains derived from the sale or disposition of shares or ADSs.
Inheritance and Gift Tax
      Under German law, in principle, German gift or inheritance tax will be imposed only on transfers by a holder of shares or ADSs at death or by way of gift, if

(i)	the decedent or donor, or the heir, donee or other transferee has his residence or habitual abode (“gewöhnlicher Aufenthalt”) in Germany at the time of the transfer;

(ii)	the shares or ADSs are part of the business property of a permanent establishment in Germany;

(iii)	the decedent or donor, or the heir, donee or other transferee is a citizen of Germany, is not a resident in Germany, but has not been continuously outside of Germany for a period of more than five years; or

(iv)	the shares or ADSs subject to such transfer form part of a portfolio that represents 10% or more of the registered share capital of the company and has been held, directly or indirectly, by the decedent or donor, respectively, actually or constructively together with related parties.
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
U.S. Federal income Taxation
       This section describes the material United States federal income tax consequences of owning our shares or ADSs. It applies to you only if you are a U.S. holder (as defined below), you hold shares or ADSs as capital assets for U.S. federal income tax purposes and you are eligible for benefits as a U.S. resident under the current income tax convention between the United States and Germany (the “Treaty”) in respect of your investment in the shares or ADSs. This section does not address all material U.S. federal income tax consequences of owning shares or ADSs. It does not address special classes of holders, some of which may be subject to other rules, including:

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
      You are a “U.S. holder” if you are a beneficial owner of shares or ADSs and you are, for United States federal income tax purposes, a citizen or resident of the United States, a domestic corporation or otherwise subject to United States federal income taxation on a net income basis in respect of shares or ADSs.
      This discussion addresses only United States federal income taxation. You should consult your own tax advisor regarding the United States federal, state, local and other tax consequences of owning and disposing of shares and ADSs in your particular circumstances. In particular, you should confirm that you are eligible as a U.S. resident for benefits under the Treaty in respect of your investment in the shares or ADSs.
      A U.S. holder of the ADSs generally will be treated for U.S. federal income tax purposes as the beneficial owner of the shares represented by those ADSs, in which case no gain or loss will be recognized upon an exchange of the shares for ADSs or an exchange of the ADSs for shares.
Taxation of Dividends
       U.S. holders must include the gross amount of dividends paid on the shares, without reduction for German withholding tax, in ordinary income as foreign source dividend income on the date that they receive them (or, in the case of ADSs, on the date that the depositary receives them), translating dividends paid in euro into U.S. dollars using the exchange rate in effect on such date, regardless of whether the payment in fact is converted into U.S. dollars.

      Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2009 with respect to the shares or ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the shares or ADSs will be treated as qualified dividends if we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2004 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2005 taxable year. However, as PFIC status is a factual matter that must be determined annually at the close of each taxable year, there can be no certainty as to our actual PFIC status in any particular year until the close of the taxable year in question.
      German tax withheld from dividends will be treated, up to the 15% rate provided under the Treaty, as a foreign income tax that, subject to generally applicable limitations under U.S. tax law, is eligible for credit against the U.S. federal income tax liability of U.S. holders or, if they have elected to deduct such taxes, may be deducted in computing taxable income. The rules governing the foreign tax credit are complex. Each U.S. Holder is urged to consult its own tax advisor concerning whether, and to what extent, a foreign tax credit will be available under the Treaty with respect to dividends received from us. Fluctuations in the dollar-euro exchange rate between the date that a U.S. holder includes a dividend in taxable income and the date when the related refund of German withholding tax is received may give rise to foreign currency gain or loss, which generally is treated as ordinary income or loss for U.S. federal income tax purposes. See the description under “German Taxation-Refund Procedure for U.S. Shareholders” above for the procedures for obtaining a tax refund.
Taxation of Sales or Other Taxable Dispositions
       Sales or other taxable dispositions of shares or ADSs by U.S. holders generally will give rise to capital gain or loss equal to the difference between the U.S. dollar value of the amount realized on the disposition (using the exchange rate in effect on the date of the disposition) and the U.S. holder’s U.S. dollar basis in the shares or ADSs. Any such capital gain or loss generally will be long-term capital gain or loss, subject to taxation at reduced rates for non-corporate taxpayers, if the shares were held for more than one year. The deductibility of capital losses is subject to limitations.
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
ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK
       Prudent financial market risk management is a key priority for Siemens. Our international operations, financing activities and investments expose us to financial market risks from changes in foreign currency exchange rates, interest rates and equity prices from our marketable securities in the ordinary course of business.

Our objective for managing such risks is to capitalize on the opportunities available in the global market for our products and services while proactively managing the associated financial market risk. We seek to manage and control these risks primarily through our regular operating and financing activities, but when we deem it appropriate, we use derivative instruments.
      Siemens has no material commodity price risk resulting from derivative instruments. SFS uses credit default swaps to protect against credit risks stemming from its receivable purchase business. Credit default swaps are excluded from this market risk analysis, since risk categories like credit risk, liquidity risk and operational risk are not analyzed in this item. SFS holds a minor foreign exchange trading portfolio which is subject to tight limits and as of September 30, 2005 has a value-at-risk close to zero. Any market sensitive instruments, including equity and interest bearing securities, that our pension plan hold are not included in this quantitative and qualitative disclosure. For additional information, see “Notes to Consolidated Financial Statements.”
      The managing of financial market risk is part of Siemens’ overall risk management system, which at the highest level involves our Managing Board which oversees all of our operations. Our CFO is a member of the Managing Board and has the specific responsibility for our financial market risk management. The Managing Board retains ultimate accountability but for practical business purposes delegates responsibilities to central functions and to the business Groups.
      Siemens uses the “sensitivity analysis” method to present our financial market risk. Sensitivity analysis is a widely used risk measurement tool that enables management to make judgments regarding the risk positioning of the company as a whole. Sensitivity analysis provides an approximate quantification of our exposure in the event that certain specified parameters were to be met under a specific set of assumptions. The risk estimates provided here assume:

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
Financial Market Risk Management
Equity Price Risk
      We have direct and indirect investments in publicly traded companies, which are held for purposes other than trading. The market value of these investments as of September 30, 2005 was €1.841 billion, with our 18.2% interest in Infineon, our 12.5% interest in Epcos AG and our 4.1% interest in Juniper Networks representing a significant portion of such investments. An adverse move in equity prices of 20% as of September 30, 2005 would reduce the value of these investments by €368 million. The decrease from a hypothetical reduction of €444 million as of September 30, 2004 is primarily due to the partial divestiture of Juniper shares.
Foreign Currency Exchange Rate Risk
Transaction Risk and Currency Management
      As a company doing business around the world, Siemens is exposed to foreign currency cash-flows from the sale and purchase of products and services which may not be denominated in the functional currency of the respective Siemens unit. The operative foreign currency exposure arising from our operating units is partly offset through our production facilities abroad, as well as through procurement activities conducted in foreign currencies. In addition, a financial foreign currency exposure arises from investments and financing activities of Siemens as a whole in foreign currencies.

      We define foreign currency exposure generally as balance sheet items and firm commitments which are denominated in foreign currencies, as well as foreign currency denominated cash in-flows and cash out-flows from anticipated transactions for the next three months. This foreign currency exposure is determined based on the respective functional currencies of the exposed Siemens’ entity. Operating units are prohibited from borrowing or investing in foreign currencies on a speculative basis. Intercompany financing or investments of operating units are preferably done in their functional currency or on a hedged basis.
      The following table shows the break-down by currency of the underlying net foreign exchange transaction exposure as of September 30, 2005 (in some of the currencies, especially in the U.S. dollar, Siemens has both substantial sales, as well as costs, which have been netted in the table):

	USD	GBP	Other

Net foreign exchange transaction exposure as a percentage of the total	78%	12%	10%
      Our group-wide guidelines require each entity to monitor and manage their foreign currency transaction exposure. Based on a guideline developed by our Corporate Finance department, the entities are required to hedge operational foreign currency transaction exposure of at least 75% of the total net currency position. The values presented in the foreign currency exchange risk disclosure made in this document are the unhedged positions multiplied by an assumed 10% appreciation of the euro against all currencies. In determining our foreign exchange rate sensitivity, we aggregate the net foreign exchange rate exposure of the Operations and Financing and Real Estate Groups and Corporate Treasury. At September 30, 2005, a parallel 10% negative alteration of all foreign currencies would have resulted in a decline in euro value of €35 million in future cash flows whereas such 10% alteration at September 30, 2004 would have resulted in a decline in euro value of €61 million in future cash flows. Such decline in euro values of future cash flows might reduce the unhedged portion of revenues but would also decrease the unhedged portion of cost of materials. Because our foreign currency inflows exceed our outflows, an appreciation of the euro against foreign currencies, particularly the U.S. dollar, would have a negative financial impact to the extent that future sales are not already hedged. Future changes in the foreign exchange rates can impact sales prices and may lead to margin changes, the extent of which is determined by the matching of foreign currency revenues and expenses.
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
Interest Rate Exposure
      Our interest rate exposure results mainly from debt obligations and interest bearing investments. We measure interest rate risk using either fair value sensitivity or cash flow sensitivity depending on whether the instrument has a fixed or variable interest rate. We use the fair value sensitivity calculation for fixed interest instruments to show the change in the fair value (defined as net present value) caused by a hypothetical 100-basis point shift in the yield curve. The first step in this calculation is to use the yield curve to discount the gross cash flows, meaning the net present value of future interest and principal payments of financial instruments with fixed interest rates. A second calculation discounts the gross cash flows using a 100-basis point shift of the yield curve. In all cases, we use the generally accepted and published yield curves on the relevant balance sheet date. The cash flow sensitivity shows the change in future cash flows of financial instruments with a variable interest rate also assuming a 100-basis point shift of the yield curves. The total fair value sensitivity, as well as the total cash flow sensitivity is generated by aggregating the sensitivities of the exposure denominated in various currencies. Depending on whether we have a long or short interest position in fixed or variable interest rates, interest rate risk can arise on increasing or decreasing market moves in the yield curve.
      Our fair value interest rate risk results primarily from our long-term fixed rate debt obligations and interest bearing investments. We seek to limit this risk through the use of derivative instruments which allow us to hedge fair value changes by swapping fixed rates of interest into variable rates of interest. Assuming a 100-basis point decrease in interest rates, this risk was €168 million at September 30, 2005, increasing from €106 million at September 30, 2004, assuming a 100 basis point increase. This increase was mainly attributable to altering the refinancing strategy from variable to fixed interest rate positions.
      Our cash flow interest rate risk on our variable interest rate portfolio was €2 million at September 30, 2005 and €47 million at September 30, 2004 assuming a 100-basis point increase in interest rates. Such risk is largely related to variable interest rates resulting from the aforementioned hedges of fixed rate debt obligations. Higher interest payments would result in a higher interest expense.
      In order to minimize our overall financial interest rate risk, Corporate Treasury performs corporate wide interest overlay management to match interest periods of our hedges with intended maturities of assets and liabilities.
ITEM 12:      DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
       Not applicable.
ITEM 13:      DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
       Not applicable.
ITEM 14:      MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND
                       USE OF PROCEEDS
       Not applicable.
ITEM 15:      CONTROLS AND PROCEDURES
       For its fiscal year 2005, Siemens performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures. Disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. The evaluation was performed with the participation of our key corporate senior management, senior management of each business Group, and under the supervision of the CEO, Dr. Klaus Kleinfeld, and the CFO, Heinz-Joachim Neubürger, who sign the appropriate certificates. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the foregoing, the Company’s management, including the CEO and CFO, concluded that Siemens’ disclosure controls and procedures were effective as of September 30, 2005.

Management’s Annual Report on Internal Control Over Financial Reporting
       The management of Siemens is responsible for establishing and maintaining adequate internal control over financial reporting. Siemens’ internal control system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.
      Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
      Management’s assessment of the effectiveness of Siemens’ internal control over financial reporting as of September 30, 2005 excludes, in accordance with applicable guidance provided by the Securities and Exchange Commission, various acquisitions completed in fiscal 2005. For further information on significant acquisitions excluded see “Notes to Consolidated Financial Statements, Note 3 aa).” Total assets and revenues of these acquisitions constituted less than 9% and 3%, respectively, of the related Consolidated Financial Statement line item as of and for the year ended September 30, 2005.
      Siemens management assessed the effectiveness of the Company’s internal control over financial reporting as of September 30, 2005. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control—Integrated Framework.”
      Based on the assessment under these criteria, Siemens management has concluded that, as of September 30, 2005, the Company’s internal control over financial reporting was effective.
      Management’s assessment, as well as the effectiveness of internal control over financial reporting as of September 30, 2005, have been audited by KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, an independent registered public accounting firm (“KPMG”), as stated in their report which is included under Item 18: “Financial Statements.”
Attestation Report of the Registered Public Accounting Firm
       See report of KPMG, included under Item 18: “Financial Statements.”
Changes in Internal Control Over Financial Reporting
       In addition, there have been no changes in the Company’s internal control over financial reporting that occurred during fiscal year 2005, which have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.
ITEM 16A:      AUDIT COMMITTEE FINANCIAL EXPERT
       Our Supervisory Board has determined that Dr. Henning Schulte-Noelle, a member of the Company’s Audit Committee, is a financial expert. Dr. Schulte-Noelle is independent, as that term is defined in Rule 10A-3 under the Securities Exchange Act for purposes of the listing standards of the New York Stock Exchange that are applicable to Siemens.
ITEM 16B:      CODE OF ETHICS
       The Company has adopted a Code of Ethics for Financial Matters that applies to the Chief Executive Officer, the Chief Financial Officer and the Head of its Financial Reporting and Controlling Department, as well as to all of the Company’s employees performing similar functions in and outside Germany and to all other senior financial personnel. The code of ethics for financial matters is available on the Company’s website at “www.siemens.com/corporate_governance.”
ITEM 16C:      PRINCIPAL ACCOUNTANT FEES AND SERVICES
       Fees related to professional services rendered by the Company’s principal accountant, KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft (KPMG), for the fiscal years 2005 and 2004 were as follows:

	Year ended
	September 30,

Type of Fees	2005	2004

	(€ in millions)
Audit Fees	56.6	41.9
Audit-Related Fees	13.5	5.9
Tax Fees	4.3	4.2
All Other Fees	0.4	0.9

Total	74.8	52.9

      In the above table, “audit fees” are the aggregate KPMG fees for professional services in connection with the audit of the Company’s consolidated annual financial statements and their attestation and report concerning internal control over financial reporting, reviews of interim financial statements, as well as audits of statutory financial statements of Siemens AG and its subsidiaries. Also included in “audit fees” are amounts for attestation services in relation to regulatory filings and other compliance requirements. “Audit-related fees” are fees for due diligence engagements related to acquisitions or divestments, accounting advice on actual or contemplated transactions, attestation regarding compliance with certain agreements, employee benefit plan audits, assistance relating to Section 404 of the Sarbanes-Oxley Act and other agreed-upon procedures that are reasonably related to the performance of the audit or review of the Company’s financial statements. “Tax fees” are fees for tax advice on actual or contemplated transactions, tax compliance, expatriate employee tax services and transfer pricing studies.
Audit Committee Pre-Approval Policies
       In accordance with German law, Siemens’ independent auditors are appointed at the Annual Shareholders’ Meeting based on a recommendation of our Supervisory Board. The Audit Committee of the Supervisory Board prepares the board’s recommendation on the selection of the independent auditors. Subsequent to the auditors’ appointment, the Audit Committee awards the contract and in its sole authority approves the terms and scope of the audit and all audit engagement fees, as well as monitors the auditors’ independence. On January 27, 2005, at the Annual Shareholders’ Meeting KPMG was appointed to serve as the Company’s independent auditors for the 2005 fiscal year.
      In order to assure the integrity of independent audits, Siemens’ Audit Committee established a policy to approve all audit and permissible non-audit services provided by our independent auditors prior to the auditors’ engagement. As part of this approval process, the Audit Committee adopted pre-approval policies and procedures pursuant to which the Audit Committee pre-approves certain types of services to be performed by Siemens’ independent auditors. Under the policies, the Company’s independent auditors are not allowed to perform any non-audit services which may impair the auditors’ independence under the rules of the U.S. Securities and Exchange Commission. Furthermore, the Audit Committee has limited the aggregate amount of non-audit fees incurred during a fiscal year to a maximum of 50% of all KPMG fees in the preceding financial year.

      The Audit Committee has pre-approved the performance by KPMG of the following audit and permitted non-audit services:
Audit Services

•	Annual U.S. GAAP audit of Siemens’ Consolidated Financial Statements

•	Quarterly review of Siemens’ interim financial statements

•	Statutory audits of financial statements of Siemens AG and of its subsidiaries under the rules of their respective countries

•	Attestation of internal controls as part of the external audit

•	Attestation of regulatory filing and other compliance requirements, including regulatory advice, such as carve out reports and comfort letters
Audit-Related Services

•	Accounting advice relating to actual transactions or events

•	Due diligence relating to carve outs, including consultation in accounting matters and post-closing audits

•	Due diligence relating to contemplated acquisitions

•	Accounting advice relating to contemplated transactions or events

•	Attestation of compliance with provisions or calculations required by agreements

•	Employee benefit plan audits

•	Agreed-upon procedures engagements
Tax Services

•	Tax advice relating to actual transactions or events, including tax compliance

•	Tax advice relating to contemplated transactions or events

•	Expatriate employee tax services

•	Transfer pricing studies
All Other Services

•	Forensic services
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
ITEM 16D:   EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
       Information required by this Item is incorporated by reference to Item 10: “Additional Information—Corporate Governance—Management and Control Structure—Supervisory Board.”

ITEM 16E:   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
       The following table sets out certain information concerning purchases by us during fiscal 2005:

			(c) Total number	(d) Maximum
			of shares	number of shares
			purchased as part	that may yet be
		(b) Average price	of publicly	purchased under
	(a) Total number of	paid per share	announced plans	the plans or
Period	shares purchased*	(in €)	or programs	programs

October 10/1/04-10/31/04	0	0.00	N/A	N/A
November 11/1/04-11/30/04	1,293,318	61.01	N/A	N/A
December 12/1/04-12/31/04	567,676	61.60	N/A	N/A
January 1/1/05-1/30/05	3,000	62.97	N/A	N/A
February 2/1/05-2/28/05	449,563	60.77	N/A	N/A
March 3/1/05-3/31/05	142,950	61.94	N/A	N/A
April 4/1/05-4/30/05	2,387	61.06	N/A	N/A
May 5/1/05-5/31/05	18,346	57.53	N/A	N/A
June 6/1/05-6/30/05	327,524	62.25	N/A	N/A
July 7/1/05-7/31/05	8	60.10	N/A	N/A
August 8/1/05-8/31/05	488,481	63.76	N/A	N/A
September 9/1/05-9/30/05	255,898	63.70	N/A	N/A

Total	3,549,151	61.78	N/A	N/A

*	Siemens repurchased its own common stock to accommodate the Siemens employee share purchase plan and its other stock-based compensation plans. For further information on the Company’s authorization to repurchase common stock see “Notes to Consolidated Financial Statements.”
     The table above omits Siemens shares purchased by pension and other postretirement benefit plans sponsored by Siemens. In fiscal 2005, the Siemens sponsored pension and other postretirement benefit plans purchased 893,316 shares of Siemens AG common stock at an average price of €60.71 per share.

PART III
ITEM 18:      FINANCIAL STATEMENTS
Siemens AG

INDEPENDENT AUDITORS’ REPORT
The Supervisory Board of
Siemens AG:
      We have audited the accompanying balance sheets of Siemens AG and subsidiaries as of September 30, 2005 and 2004, and the related consolidated statements of income, cash flows and changes in shareholders’ equity for each of the years in the three-year period ended September 30, 2005. We also have audited management’s assessment, included in the accompanying Item 15: Controls and procedures—Management’s Annual Report on Internal Control Over Financial Reporting, that Siemens AG and subsidiaries maintained effective internal control over financial reporting as of September 30, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Siemens AG’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on these consolidated financial statements, an opinion on management’s assessment, and an opinion on the effectiveness of Siemens AG’s internal control over financial reporting based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
      A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
      Management’s assessment of the effectiveness of Siemens’ internal control over financial reporting as of September 30, 2005 excludes, in accordance with applicable guidance provided by the Securities and Exchange Commission, various acquisitions completed in fiscal 2005. For further information on significant acquisitions excluded see “Notes to Consolidated Financial Statements, Note 3 aa).” Total assets and revenues of these acquisitions constituted less than 9% and 3%, respectively, of the related Consolidated Financial Statement line item as of and for the year ended September 30, 2005. Our audit of internal control over financial reporting of Siemens AG also excluded an evaluation of the internal control over financial reporting of these 2005 acquisitions described in Note 3 aa) to the consolidated financial statements.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Siemens AG and subsidiaries as of September 30, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2005, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, management’s assessment that Siemens AG and subsidiaries maintained effective internal control over financial reporting as of September 30, 2005, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by COSO. Furthermore, in our opinion, Siemens AG maintained, in all material respects, effective internal control over financial reporting as of September 30, 2005, based on criteria established in Internal Control—Integrated Framework issued by COSO.
      Our audits of Siemens AG’s consolidated financial statements were made for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The accompanying consolidating information appearing on pages F-5, F-7 and F-9 is presented for purposes of additional analysis of the consolidated financial statements rather than to present the balance sheet, and the statements of income and cash flows of Operations, Financing and Real Estate, and Corporate Treasury. The consolidating information has been subjected to the auditing procedures applied in the audits of the consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the consolidated financial statements taken as a whole.
      As discussed in Note 2 to the consolidated financial statements, Siemens AG adopted Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations” effective October 1, 2002.

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft
Munich, Germany
November 23, 2005

SIEMENS AG
CONSOLIDATED STATEMENTS OF INCOME
For the fiscal years ended September 30, 2005, 2004 and 2003
(in millions of €, per share amounts in €)

		Siemens

	Note	2005	2004	2003

Net sales		75,445	70,237	69,775
Cost of sales		(53,502)	(49,592)	(49,939)

Gross profit on sales		21,943	20,645	19,836
Research and development expenses		(5,155)	(4,650)	(4,730)
Marketing, selling and general administrative expenses		(13,684)	(12,828)	(12,877)
Other operating income (expense), net	3, 4	(9)	(172)	642
Income from investments in other companies, net	5	584	1,031	142
Income (expense) from financial assets and marketable securities, net	6	297	69	61
Interest income (expense) of Operations, net	7	(32)	20	31
Other interest income (expense), net	7	241	254	215

Income from continuing operations before income taxes and cumulative effect of accounting change		4,185	4,369	3,320
Income taxes(1)	8	(979)	(767)	(881)
Minority interest		(148)	(152)	(84)

Income from continuing operations before cumulative effect of accounting change		3,058	3,450	2,355
Income (loss) from discontinued operations, net of income taxes		(810)	(45)	54
Cumulative effect of change in accounting principle, net of income taxes		—	—	36

Net income		2,248	3,405	2,445

Basic earnings per share	29
Income from continuing operations before cumulative effect of accounting change		3.43	3.87	2.65
Income (loss) from discontinued operations		(0.91)	(0.05)	0.06
Cumulative effect of change in accounting principle		—	—	0.04

Net income		2.52	3.82	2.75

Diluted earnings per share	29
Income from continuing operations before cumulative effect of accounting change		3.29	3.71	2.61
Income (loss) from discontinued operations		(0.87)	(0.05)	0.06
Cumulative effect of change in accounting principle		—	—	0.04

Net income		2.42	3.66	2.71

(1)	The income taxes of Eliminations, reclassifications and Corporate Treasury, Operations, and Financing and Real Estate are based on the consolidated effective corporate tax rate applied to income before income taxes.
The accompanying notes are an integral part of these consolidated financial statements.

Eliminations, reclassifications
and Corporate Treasury			Operations			Financing and Real Estate

2005	2004	2003	2005	2004	2003	2005	2004	2003

(1,677)	(1,517)	(1,602)	74,969	69,627	69,270	2,153	2,127	2,107
1,677	1,517	1,604	(53,383)	(49,372)	(49,869)	(1,796)	(1,737)	(1,674)

—	—	2	21,586	20,255	19,401	357	390	433
—	—	—	(5,155)	(4,650)	(4,730)	—	—	—
(1)	(1)	—	(13,395)	(12,545)	(12,586)	(288)	(282)	(291)
(87)	(76)	(77)	(136)	(192)	555	214	96	164
—	—	—	492	972	66	92	59	76
92	24	135	255	70	(69)	(50)	(25)	(5)
—	—	—	(32)	20	31	—	—	—
294	277	206	(191)	(141)	(87)	138	118	96

298	224	266	3,424	3,789	2,581	463	356	473
(70)	(39)	(71)	(801)	(665)	(685)	(108)	(63)	(125)
—	—	—	(148)	(152)	(84)	—	—	—

228	185	195	2,475	2,972	1,812	355	293	348
—	—	—	(814)	(47)	52	4	2	2
—	—	—	—	—	39	—	—	(3)

228	185	195	1,661	2,925	1,903	359	295	347

SIEMENS AG
CONSOLIDATED BALANCE SHEETS
As of September 30, 2005 and 2004
(in millions of €)

		Siemens

	Note	9/30/05	9/30/04

ASSETS
Current assets
Cash and cash equivalents		8,121	12,190
Marketable securities	9	1,789	1,386
Accounts receivable, net	10	17,122	15,470
Intracompany receivables		—	—
Inventories, net	11	12,812	11,358
Deferred income taxes	8	1,484	1,144
Assets held for sale		245	—
Other current assets	12	5,230	4,398

Total current assets		46,803	45,946

Long-term investments	13	3,768	4,122
Goodwill	14	8,930	6,476
Other intangible assets, net	15	3,107	2,514
Property, plant and equipment, net	16	12,012	10,683
Deferred income taxes	8	6,321	4,811
Other assets	17	5,264	4,966
Other intracompany receivables		—	—

Total assets		86,205	79,518

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt and current maturities of long-term debt	20	3,999	1,434
Accounts payable		10,171	9,326
Intracompany liabilities		—	—
Accrued liabilities	18	10,169	9,240
Deferred income taxes	8	1,938	1,522
Liabilities held for sale		289	—
Other current liabilities	19	13,267	11,850

Total current liabilities		39,833	33,372

Long-term debt	20	8,436	9,785
Pension plans and similar commitments	21	4,917	4,392
Deferred income taxes	8	427	569
Other accruals and provisions	22	4,819	4,016
Other intracompany liabilities		—	—

		58,432	52,134

Minority interests		656	529
Shareholders’ equity	23
Common stock, no par value
Authorized: 1,113,295,461 and 1,113,285,711 shares, respectively Issued: 891,085,461 and 891,075,711 shares, respectively		2,673	2,673
Additional paid-in capital		5,167	5,121
Retained earnings		26,583	25,447
Accumulated other comprehensive income (loss)		(7,305)	(6,386)
Treasury stock, at cost: 9,004 and 250 shares, respectively		(1)	—

Total shareholders’ equity		27,117	26,855

Total liabilities and shareholders’ equity		86,205	79,518

The accompanying notes are an integral part of these consolidated financial statements.

Eliminations,
reclassifications and				Financing and Real
Corporate Treasury		Operations		Estate

9/30/05	9/30/04	9/30/05	9/30/04	9/30/05	9/30/04

6,603	11,251	1,471	908	47	31
—	8	1,772	1,361	17	17
(6)	(8)	12,758	11,275	4,370	4,203
(15,489)	(12,257)	15,362	12,251	127	6
(4)	(2)	12,744	11,295	72	65
(178)	61	1,580	1,018	82	65
—	—	245	—	—	—
506	710	3,746	2,793	978	895

(8,568)	(237)	49,678	40,901	5,693	5,282

—	—	3,463	3,790	305	332
—	—	8,799	6,394	131	82
—	—	3,092	2,501	15	13
—	1	8,217	7,242	3,795	3,440
1,541	1,133	4,743	3,598	37	80
106	44	1,836	2,217	3,322	2,705
(1,632)	(1,284)	1,626	1,284	6	—

(8,553)	(343)	81,454	67,927	13,304	11,934

3,049	850	564	451	386	133
(1)	(3)	9,965	9,109	207	220
(15,998)	(7,449)	9,134	1,703	6,864	5,746
115	6	9,898	9,055	156	179
(475)	(282)	2,203	1,528	210	276
—	—	289	—	—	—
222	452	12,768	11,173	277	225

(13,088)	(6,426)	44,821	33,019	8,100	6,779

6,937	8,538	978	750	521	497
—	—	4,917	4,392	—	—
(26)	184	274	274	179	111
91	25	4,310	3,586	418	405
(2,467)	(2,664)	284	457	2,183	2,207

(8,553)	(343)	55,584	42,478	11,401	9,999

—	—	656	529	—	—

—	—	25,214	24,920	1,903	1,935

(8,553)	(343)	81,454	67,927	13,304	11,934

SIEMENS AG
CONSOLIDATED STATEMENTS OF CASH FLOW
For the fiscal years ended September 30, 2005, 2004 and 2003
(in millions of €)

	Siemens

	2005	2004	2003

Cash flows from operating activities
Net income	2,248	3,405	2,445
Adjustments to reconcile net income to cash provided
Minority interest	158	166	96
Amortization, depreciation and impairments	3,426	3,344	3,334
Deferred taxes	(628)	(309)	262
Gains on sales and disposals of businesses and real estate, net	(226)	(246)	(232)
Losses (gains) on sales of investments, net	(49)	(612)	2
Losses (gains) on sales and impairments of marketable securities, net	(239)	(47)	23
Loss (income) from equity investees, net of dividends received	(277)	(287)	10
Change in current assets and liabilities
(Increase) decrease in inventories, net	(717)	(941)	8
(Increase) decrease in accounts receivable, net	27	(866)	623
Increase (decrease) in outstanding balance of receivables sold	(7)	133	(291)
(Increase) decrease in other current assets	248	661	1,416
Increase (decrease) in accounts payable	89	857	(396)
Increase (decrease) in accrued liabilities	(144)	302	(621)
Increase (decrease) in other current liabilities	39	(323)	(668)
Supplemental contributions to pension trusts	(1,496)	(1,255)	(1,192)
Change in other assets and liabilities	669	1,098	893

Net cash provided by (used in) operating activities—continuing and discontinued operations	3,121	5,080	5,712
Net cash provided by (used in) operating activities—continuing operations	4,217	4,704	5,419
Cash flows from investing activities
Additions to intangible assets and property, plant and equipment	(3,544)	(2,764)	(2,852)
Acquisitions, net of cash acquired	(2,450)	(1,477)	(1,055)
Purchases of investments	(652)	(374)	(736)
Purchases of marketable securities	(34)	(106)	(221)
(Increase) decrease in receivables from financing activities	(511)	(247)	(94)
Increase (decrease) in outstanding balance of receivables sold by SFS	—	—	—
Proceeds from sales of long-term investments, intangibles and property, plant and equipment	977	2,639	839
Proceeds from sales and dispositions of businesses	34	325	119
Proceeds from sales of marketable securities	356	186	61

Net cash provided by (used in) investing activities—continuing and discontinued operations	(5,824)	(1,818)	(3,939)
Net cash provided by (used in) investing activities—continuing operations	(5,706)	(1,689)	(3,848)
Cash flows from financing activities
Proceeds from issuance of common stock	—	4	—
Purchase of common stock	(219)	—	—
Proceeds from re-issuance of treasury stock	173	—	4
Proceeds from issuance of debt	—	—	2,702
Repayment of debt	(848)	(1,564)	(1,742)
Change in short-term debt	711	(469)	(445)
Dividends paid	(1,112)	(978)	(896)
Dividends paid to minority shareholders	(108)	(101)	(110)
Intracompany financing	—	—	—

Net cash provided by (used in) financing activities	(1,403)	(3,108)	(487)
Effect of exchange rates on cash and cash equivalents	37	(113)	(333)
Net increase (decrease) in cash and cash equivalents	(4,069)	41	953
Cash and cash equivalents at beginning of period	12,190	12,149	11,196

Cash and cash equivalents at end of period	8,121	12,190	12,149

Supplemental disclosure of cash paid for:
Interest	441	385	545
Income taxes	1,093	746	795
The accompanying notes are an integral part of these consolidated financial statements.

Eliminations,
reclassifications and
Corporate Treasury			Operations			Financing and Real Estate

2005	2004	2003	2005	2004	2003	2005	2004	2003

228	185	195	1,661	2,925	1,903	359	295	347
—	—	—	158	166	96	—	—	—
—	—	—	3,001	2,951	2,894	425	393	440
(5)	(12)	23	(614)	(278)	200	(9)	(19)	39
—	—	—	(98)	(222)	(145)	(128)	(24)	(87)
—	—	—	(49)	(612)	2	—	—	—
—	(12)	9	(239)	(33)	13	—	(2)	1
—	—	—	(263)	(293)	70	(14)	6	(60)
—	—	—	(709)	(962)	14	(8)	21	(6)
148	(658)	(527)	(143)	(208)	1,141	22	—	9
(28)	65	(21)	21	68	(270)	—	—	—
113	107	1,149	140	276	247	(5)	278	20
(1)	(6)	3	103	827	(396)	(13)	36	(3)
(39)	—	—	(39)	210	(571)	(66)	92	(50)
(332)	129	152	321	(409)	(647)	50	(43)	(173)
—	—	—	(1,496)	(1,255)	(1,192)	—	—	—
(47)	156	137	709	857	764	7	85	(8)

37	(46)	1,120	2,464	4,008	4,123	620	1,118	469
37	(46)	1,120	3,565	3,635	3,834	615	1,115	465
—	—	—	(2,871)	(2,328)	(2,468)	(673)	(436)	(384)
—	—	—	(2,369)	(1,472)	(1,055)	(81)	(5)	—
—	—	—	(631)	(367)	(714)	(21)	(7)	(22)
(12)	(20)	(92)	(8)	(86)	(127)	(14)	—	(2)
(81)	569	276	—	—	—	(430)	(816)	(370)
28	(65)	21	—	—	—	(28)	65	(21)
—	19	—	641	2,357	556	336	263	283
—	—	—	12	306	119	22	19	—
20	104	26	321	67	34	15	15	1

(45)	607	231	(4,905)	(1,523)	(3,655)	(874)	(902)	(515)
(45)	607	231	(4,787)	(1,394)	(3,564)	(874)	(902)	(515)
—	—	—	—	4	—	—	—	—
—	—	—	(219)	—	—	—	—	—
—	—	—	173	—	4	—	—	—
—	—	2,702	—	—	—	—	—	—
(596)	(1,270)	(1,700)	(231)	(266)	(12)	(21)	(28)	(30)
1,065	(414)	(106)	(270)	(170)	(323)	(84)	115	(16)
—	—	—	(1,112)	(978)	(896)	—	—	—
—	—	—	(108)	(101)	(110)	—	—	—
(5,112)	1,115	(907)	4,738	(765)	787	374	(350)	120

(4,643)	(569)	(11)	2,971	(2,276)	(550)	269	(263)	74
3	(86)	(264)	33	(26)	(66)	1	(1)	(3)
(4,648)	(94)	1,076	563	183	(148)	16	(48)	25
11,251	11,345	10,269	908	725	873	31	79	54

6,603	11,251	11,345	1,471	908	725	47	31	79

SIEMENS AG
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the fiscal years ended September 30, 2005, 2004 and 2003
(in millions of €)

		Additional
	Common	paid-in	Retained
	stock	capital	earnings

Balance at October 1, 2002	2,671	5,053	21,471

Net income	—	—	2,445
Change in currency translation adjustment	—	—	—
Change in unrealized gains and losses	—	—	—

Total comprehensive income	—	—	2,445
Dividends paid	—	—	(896)
Issuance of common stock and stock-based compensation	2	20	—
Purchase of common stock	—	—	—
Re-issuance of treasury stock	—	—	—

Balance at September 30, 2003	2,673	5,073	23,020

Net income	—	—	3,405
Change in currency translation adjustment	—	—	—
Change in unrealized gains and losses	—	—	—

Total comprehensive income	—	—	3,405
Dividends paid	—	—	(978)
Issuance of common stock and stock-based compensation	—	50	—
Purchase of common stock	—	—	—
Re-issuance of treasury stock	—	(2)	—

Balance at September 30, 2004	2,673	5,121	25,447

Net income	—	—	2,248
Change in currency translation adjustment	—	—	—
Change in unrealized gains and losses	—	—	—

Total comprehensive income	—	—	2,248
Dividends paid	—	—	(1,112)
Issuance of common stock and stock-based compensation	—	60	—
Purchase of common stock	—	—	—
Re-issuance of treasury stock	—	(14)	—

Balance at September 30, 2005	2,673	5,167	26,583

The accompanying notes are an integral part of these consolidated financial statements.

Accumulated other
comprehensive income (loss)

Cumulative	Available-		Minimum		Treasury
translation	for-sale	Derivative	pension	AOCI	shares
adjustment	securities	instruments	liability	Total	at cost	Total

(132)	(185)	59	(5,412)	(5,670)	(4)	23,521

—	—	—	—	—	—	2,445
(695)	—	—	—	(695)	—	(695)
—	268	24	(978)	(686)	—	(686)

(695)	268	24	(978)	(1,381)	—	1,064
—	—	—	—	—	—	(896)
—	—	—	—	—	—	22
—	—	—	—	—	(127)	(127)
—	—	—		—	131	131

(827)	83	83	(6,390)	(7,051)	—	23,715

—	—	—	—	—	—	3,405
(249)	—	—	—	(249)	—	(249)
—	77	(28)	865	914	—	914

(249)	77	(28)	865	665	—	4,070
—	—	—	—	—	—	(978)
—	—	—	—	—	—	50
—	—	—	—	—	(106)	(106)
—	—	—	—	—	106	104

(1,076)	160	55	(5,525)	(6,386)	—	26,855

—	—	—	—	—	—	2,248
483	—	—	—	483	—	483
—	(13)	(144)	(1,245)	(1,402)	—	(1,402)

483	(13)	(144)	(1,245)	(919)	—	1,329
—	—	—	—	—	—	(1,112)
—	—	—	—	—	—	60
—	—	—	—	—	(219)	(219)
—	—	—	—	—	218	204

(593)	147	(89)	(6,770)	(7,305)	(1)	27,117

SIEMENS AG
SEGMENT INFORMATION (continuing operations)
As of and for the fiscal years ended September 30, 2005, 2004 and 2003
(in millions of €)

	New orders (unaudited)			External sales			Intersegment sales

	2005	2004	2003	2005	2004	2003	2005	2004	2003

Operations Groups
Communications (Com)(5)	13,802	13,031	12,009	12,823	12,258	11,929	318	451	354
Siemens Business Services (SBS)	6,531	6,293	5,226	3,964	3,598	3,964	1,409	1,118	1,241
Automation and Drives (A&D)	10,190	8,980	8,476	8,537	7,569	7,159	1,307	1,260	1,216
Industrial Solutions and Services (I&S)	5,686	4,356	3,955	4,350	3,147	2,907	1,040	1,143	1,105
Logistics and Assembly Systems (L&A)(6)	2,015	1,799	1,515	1,386	1,297	1,364	86	122	140
Siemens Building Technologies (SBT)	4,518	4,358	4,775	4,301	4,174	4,706	114	73	284
Power Generation (PG)	10,964	9,243	7,302	8,042	7,505	6,949	19	22	18
Power Transmission and Distribution (PTD)	5,283	3,863	3,586	3,930	3,292	3,188	320	319	211
Transportation Systems (TS)	4,599	4,321	4,674	4,146	4,284	4,668	44	26	29
Siemens VDO Automotive (SV)	9,787	9,029	8,375	9,591	8,987	8,365	19	14	10
Medical Solutions (Med)	8,641	8,123	7,835	7,577	6,969	7,345	49	103	77
Osram	4,300	4,240	4,172	4,222	4,143	4,113	78	97	59
Other Operations(7)	3,236	3,215	2,924	1,770	2,050	2,209	1,352	1,242	744

Total Operations Groups	89,552	80,851	74,824	74,639	69,273	68,866	6,155	5,990	5,488
Reconciliation to financial statements
Corporate items, pensions and eliminations	(6,293)	(7,202)	(6,573)	77	208	192	(5,902)	(5,844)	(5,276)
Other interest expense	—	—	—	—	—	—	—	—	—
Other assets related and miscellaneous reconciling items	—	—	—	—	—	—	—	—	—

Total Operations (for columns Group profit/ Net capital employed, i.e. Income before income taxes/ Total assets)	83,259	73,649	68,251	74,716	69,481	69,058	253	146	212

Financing and Real Estate Groups
Siemens Financial Services (SFS)	542	562	532	464	453	433	78	109	99
Siemens Real Estate (SRE)	1,621	1,578	1,587	265	303	281	1,356	1,275	1,306
Eliminations	(10)	—	—	—	—	—	(10)	(13)	(12)

Total Financing and Real Estate	2,153	2,140	2,119	729	756	714	1,424	1,371	1,393

Eliminations, reclassifications and Corporate Treasury	(1,621)	—	3	—	—	3	(1,677)	(1,517)	(1,605)

Siemens	83,791	75,789	70,373	75,445	70,237	69,775	—	—	—

(1)	Group profit of the Operations Groups is earnings before financing interest, certain pension costs and income taxes.

(2)	Net capital employed of the Operations Groups represents total assets less tax assets, certain accruals and non-interest bearing liabilities other than tax liabilities.

(3)	Intangible assets, property, plant and equipment, acquisitions, and investments.

(4)	Includes amortization and impairments of intangible assets, depreciation of property, plant and equipment, and write-downs of investments.

(5)	The Groups ICN and ICM were combined into one Group named Communications (Com) as of October 1, 2004.

(6)	L&A’s Distribution and Industry Logistics (DI) as well as Material Handling Products (MHP) divisions were reclassified to Other Operations as of September 30, 2005. Prior year information was reclassified for comparability purposes.

(7)	Other Operations primarily refer to certain centrally-held equity investments and other operating activities not associated with a Group.

(8)	Includes (for Eliminations within Financing and Real Estate consists of) cash paid for income taxes according to the allocation of income taxes to Operations, Financing and Real Estate, and Eliminations, reclassifications and Corporate Treasury in the Consolidated Statements of Income.

																		Amortization
									Net cash from operating									depreciation and
Total sales			Group profit(1)			Net capital employed(2)			and investing activities						Capital spending(3)			impairments(4)

2005	2004	2003	2005	2004	2003	9/30/05	9/30/04	9/30/03	2005		2004		2003		2005	2004	2003	2005	2004	2003

13,141	12,709	12,283	454	707	(237)	1,883	2,134	2,089	655		390		599		509	443	467	433	486	671
5,373	4,716	5,205	(690)	40	13	296	632	294	(258)		(263)		(62)		340	428	193	516	213	255
9,844	8,829	8,375	1,210	1,077	806	3,570	1,951	1,925	333		1,026		1,060		1,182	312	281	245	209	231
5,390	4,290	4,012	139	95	(41)	1,563	1,003	167	324		(725)		54		55	892	45	95	47	52
1,472	1,419	1,504	69	45	(197)	302	501	491	224		(81)		(152)		32	23	26	23	23	47
4,415	4,247	4,990	181	108	101	1,453	1,359	1,447	122		195		375		149	75	82	104	127	144
8,061	7,527	6,967	951	961	1,171	2,625	1,997	1,712	239		687		(448)		556	214	1,120	196	181	163
4,250	3,611	3,399	212	238	207	1,869	1,162	798	19		102		387		161	228	65	84	73	65
4,190	4,310	4,697	45	(434)	284	584	49	(252)	(551)		(495)		(217)		185	83	120	57	65	65
9,610	9,001	8,375	630	562	418	3,823	3,542	3,949	341		1,030		184		623	515	569	427	394	400
7,626	7,072	7,422	976	1,046	1,118	3,685	3,173	3,128	396		762		845		1,025	449	321	229	202	227
4,300	4,240	4,172	465	445	410	2,065	2,011	2,074	464		453		528		307	256	280	261	264	268
3,122	3,292	2,953	45	246	191	1,639	1,708	1,901	231		277		(380)		142	87	536	193	86	72

80,794	75,263	74,354	4,687	5,136	4,244	25,357	21,222	19,723	2,539		3,358		2,773		5,266	4,005	4,105	2,863	2,370	2,660
(5,825)	(5,636)	(5,084)	(1,072)	(1,206)	(1,575)	(3,690)	(3,116)	(3,781)	(3,761	) (8)	(1,117	) (8)	(2,503	) (8)	470	28	33	29	487	132
—	—	—	(191)	(141)	(88)	—	—	—	—		—		—		—	—	—	—	—	—
—	—	—	—	—	—	59,787	49,821	48,533	—		—		—		—	—	—	—	—	—

74,969	69,627	69,270	3,424	3,789	2,581	81,454	67,927	64,475	(1,222)		2,241		270		5,736	4,033	4,138	2,892	2,857	2,792

			Income before income taxes			Total assets

542	562	532	319	250	269	10,148	9,055	8,445	(344)		(159)		(312)		563	311	237	221	194	220
1,621	1,578	1,587	144	106	204	3,496	3,455	3,607	202		454		347		212	137	169	203	197	218
(10)	(13)	(12)	—	—	—	(340)	(576)	(465)	(117	) (8)	(82	) (8)	(85	) (8)	—	—	—	—	—	—

2,153	2,127	2,107	463	356	473	13,304	11,934	11,587	(259)		213		(50)		775	448	406	424	391	438

(1,677)	(1,517)	(1,602)	298	224	266	(8,553)	(343)	1,543	(8	) (8)	561	(8)	1,351	(8)	—	—	—	—	—	—

75,445	70,237	69,775	4,185	4,369	3,320	86,205	79,518	77,605	(1,489)		3,015		1,571		6,511	4,481	4,544	3,316	3,248	3,230

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
      Siemens is a German based multinational corporation with a balanced business portfolio of activities predominantly in the field of electronics and electrical engineering (for further information see Note 30).
Financial statement presentation
      The presentation of the Company’s worldwide financial data is accompanied by a component model presentation breaking down Siemens’ financial position, results of operations and cash flows into three components (see below). These components contain the Company’s reportable segments (also referred to as Groups).

•	Siemens— Represents the Consolidated Financial Statements of the Company.

•	Operations— Defined as Siemens’ twelve operating Groups including certain operating activities not associated with these Groups and centrally managed items including corporate headquarters, but excluding the activities of the Financing and Real Estate Groups and the Corporate Treasury.

•	Financing and Real Estate— Siemens’ Financing and Real Estate Groups are responsible for the Company’s international leasing, finance, credit and real estate management activities.

•	Eliminations, reclassifications and Corporate Treasury— Captures separately the consolidation of transactions among Operations and Financing and Real Estate, as well as certain reclassifications. This component also includes the Company’s Corporate Treasury activities.
      The Company’s presentation of Operations, Financing and Real Estate and Corporate Treasury reflects the management of these components as distinctly different business activities, with different goals and requirements. Management believes that this presentation provides a clearer understanding of the components of the Company’s financial position, results of operations and cash flows. The accounting principles applied to these components are generally the same as those used for Siemens. The Company has allocated shareholders’ equity to the Financing and Real Estate business based on a management approach which takes into consideration the inherent risk evident in the underlying assets. The remaining amount of total shareholders’ equity is shown under Operations. Income taxes are allocated to Eliminations, reclassifications and Corporate Treasury, Operations and Financing and Real Estate by applying the effective tax rate of Siemens to the income before income taxes of each respective component. Deferred income tax assets and liabilities are allocated to these components based on available component specific information and applicable proportions of such amounts to total assets and liabilities of Siemens. The financial data presented for the Operations and Financing and Real Estate and Eliminations, reclassifications and Corporate Treasury components are not intended to purport the financial position, results of operations and cash flows as if they were separate entities under U.S. GAAP.
      The information disclosed in these Notes relates to Siemens unless otherwise stated.
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
      The exchange rates of the significant currencies of non-euro countries used in the preparation of the Consolidated Financial Statements were as follows:

		Year-end exchange rate		Annual average rate
		1 € quoted into currencies		1 € quoted into currencies specified
		specified below		below
		September 30,		Fiscal year

Currency	ISO Code	2005	2004	2005	2004	2003

Swiss francs	CHF	1.556	1.554	1.542	1.549	1.498
British pound	GBP	0.682	0.686	0.688	0.680	0.676
U.S. Dollar	USD	1.204	1.233	1.273	1.215	1.085
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
      Sales of goods or services sometimes involve the provision of multiple elements. In these cases, the Company applies the guidance in Emerging Issues Task Force (EITF) 00-21 Revenue Arrangements with Multiple Deliverables to determine whether the contract or arrangement contains more than one unit of accounting. An arrangement is separated if (1) the delivered element(s) has value to the customer on a stand-alone basis, (2) there is objective and reliable evidence of the fair value of the undelivered element(s) and (3), if the arrangement includes a general right of return relative to the delivered element(s), delivery or performance of the undelivered element(s) is considered probable and is substantially in the control of the Company. If all three criteria are fulfilled, the appropriate revenue recognition convention is then applied to each separate unit of accounting. The total arrangement consideration is allocated to the separate units of accounting based on each component’s objectively determined fair value, such as sales prices for the component when it is regularly sold on a stand-alone basis or third-party prices for similar components. If the three criteria are not met, revenue is deferred until such criteria are met or until the period in which the last undelivered element is delivered. The amount allocable to the delivered elements is limited to the amount that is not contingent upon delivery of additional elements or meeting other specified performance conditions.

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
      Earnings per share—Basic earnings per share is computed by dividing net income by the weighted average shares outstanding during the year. Diluted earnings per share is calculated by assuming conversion or exercise of all potentially dilutive securities or stock options.
      Cash and cash equivalents—The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.
      Marketable securities and investments—The Company’s marketable securities are accounted for at fair value if readily determinable. Securities are classified as either available-for-sale or trading securities. Management determines the appropriate classification of its investments in marketable securities at the time of purchase and reevaluates such determination at each balance sheet date. Marketable securities classified as available-for-sale are reported at fair value, with unrealized gains and losses included in Accumulated other comprehensive income (AOCI), net of applicable deferred income taxes. Realized gains and losses for individual investments are accounted for using the average cost method. Investments for which there is no readily determinable market value are recorded at cost.
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
      Inventories—Inventory is valued at the lower of acquisition or production cost or market, cost being generally determined on the basis of an average or first-in, first-out method. Production costs comprise direct material and labor and applicable manufacturing overheads, including depreciation charges.
      Goodwill and Other intangible assets—Intangible assets consist of goodwill and patents, software, licenses and similar rights. The Company amortizes intangible assets with finite useful lives on a straight-line basis over their respective estimated useful lives to their estimated residual values. Estimated useful lives for software, patents, licenses and other similar rights generally range from three to five years, except for intangible assets with finite useful lives acquired in business combinations. Goodwill and intangible assets other than goodwill which are determined to have indefinite useful lives are not amortized, but instead tested for impairment at least annually. The Company evaluates the recoverability of goodwill using a two-step impairment test approach at the division level (reporting unit). In the first step, the fair value of the division is compared to its carrying amount including goodwill. In the case that the fair value of the division is less than its carrying amount, a second step is performed which compares the fair value of the division’s goodwill to the carrying amount of its goodwill. The fair value of goodwill is determined based upon the difference between the fair value of the division and the net of the fair values of all the assets and liabilities of the division (including any unrecognized intangible assets). If the fair value of goodwill is less than the carrying amount, the difference is recorded as an impairment. See Notes 14 and 15 for further information.
      Property, plant and equipment—Property, plant and equipment is valued at acquisition or manufacturing cost less accumulated depreciation. Depreciation expense is recognized either using the declining balance method

SIEMENS AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
until the straight-line method yields larger expenses or the straight-line method. As of fiscal 2006, the Company will apply the straight-line method only. Costs of construction of certain qualifying long-term assets include capitalized interest, which is amortized over the estimated useful life of the related asset. The following useful lives are assumed:

Factory and office buildings	20 to 50 years
Other buildings	5 to 10 years
Technical machinery & equipment	5 to 10 years
Furniture & office equipment	generally 5 years
Equipment leased to others	generally 3 to 5 years
      Impairment of long-lived assets—The Company reviews long-lived assets held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by the comparison of the carrying amount of the asset to the undiscounted future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Estimated fair value is generally based on either appraised value or measured by discounted estimated future cash flows. Long-lived assets to be disposed of by sale are recorded at the lower of carrying amount or fair value less costs to sell and depreciation is ceased (see below Accounting changes—Standards implemented for information regarding the adoption of Statements of Financial Accounting Standards (SFAS) 144.
      Derivative instruments and hedging activities—In accordance with SFAS 133, Accounting for Derivative Instruments and Hedging Activities, as amended, derivative instruments, such as foreign currency exchange contracts and interest rate swap contracts, are recognized in the financial statements and measured at fair value regardless of the purpose or intent for holding them. Changes in the fair value of derivative financial instruments are recognized periodically either in income or, in the case of a cash flow hedge, in shareholders’ equity (as a component of other comprehensive income). Certain derivative instruments embedded in host contracts are also accounted for separately as derivatives. See Note 25, Derivative instruments and hedging activities, for a description of the Company’s risk management strategies and the effect these strategies have on the Consolidated Financial Statements.
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
      Asset retirement obligations—On October 1, 2002, Siemens adopted SFAS 143, Accounting for Asset Retirement Obligations. Legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development or normal use of the asset are recognized at fair value in the period in which the liability is incurred if a reasonable estimate of fair value can be made. Such estimates are generally determined based upon estimated future cash flows discounted using a credit-adjusted risk-free interest rate. The fair value of the liability is added to the carrying amount of the associated asset. The additional carrying amount is depreciated over the life of the asset. The liability is accreted each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement. The result of adopting SFAS 143 has been recorded as cumulative effect of a change in accounting principle in fiscal 2003. See Note 22 for a description of the initial adoption.

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
      Reclassification—The presentation of certain prior year information has been reclassified to conform to the current year presentation. See Note 3 for a description of discontinued operations.
      Accounting changes—Standards implemented—As of October 1, 2003, the Company adopted the fair value recognition provisions of SFAS 123, Accounting for Stock-Based Compensation using the prospective method set forth in SFAS 148, Accounting for Stock-Based Compensation—Transition and Disclosure for all awards granted, modified or settled on or after October 1, 2003. Stock-based compensation cost is measured at the grant date at the fair value of the award based on a Black-Scholes option pricing model and is recognized as expense over the vesting period. Awards granted before October 1, 2003, continue to be accounted for under the intrinsic value based recognition and measurement provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. Under APB Opinion No. 25, compensation cost, if any, is measured based on the excess of the quoted market price at grant date over the amount an employee must pay to acquire the stock. The following table illustrates the effect on net income and earnings per share if the fair value based method of SFAS 123 had been applied to all awards:

	Year ended September 30,

	2005	2004	2003

Net income
As reported	2,248	3,405	2,445
Plus: Stock-based employee compensation expense included in reported net income, net of income taxes	60	63	28
Less: Stock-based employee compensation expense determined under fair value based accounting method, net of income taxes	(59)	(115)	(147)

Pro forma	2,249	3,353	2,326

Basic earnings per share
As reported	2.52	3.82	2.75
Pro forma	2.52	3.76	2.61
Diluted earnings per share
As reported	2.42	3.66	2.71
Pro forma	2.42	3.60	2.58
      See Note 27 for further information on stock-based compensation.
      On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) was signed into law in the U.S. The Act introduces a prescription drug benefit under Medicare (Medicare Part D), as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. In accordance with FASB Staff Position (FSP) FAS 106-1, management elected to defer any accounting for the effects of the Act on the plan in interim periods preceding the fourth quarter of fiscal 2004. In May 2004, FSP FAS 106-2 was issued effective for interim periods beginning after June 15, 2004. FSP FAS 106-2 supersedes FSP FAS 106-1 and provides authoritative guidance on accounting for the federal subsidy prescribed by the Act. Pursuant to FSP FAS 106-2 and the issuance of further guidance from the Center of Medicare and Medicaid on July 26, 2004, management has concluded that Siemens’ U.S. health care plans are at least actuarially equivalent to Medicare Part D. Following the prospective application method prescribed by FSP FAS 106-2, Siemens has remeasured Siemens’ U.S. postretirement obligation as of

SIEMENS AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
July 1, 2004. This remeasurement reduced Siemens’ Accumulated Postretirement Benefit Obligation (APBO) by €49 and increased the unrecognized gain component by the same amount. The impact of this remeasurement will be amortized over the average working life of Siemens’ U.S. employees eligible for postretirement benefits beginning October 1, 2004. The effect of the Act on the foreign net periodic benefit costs as of September 30, 2004 is not considered significant.
      In January 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation (FIN) 46, Consolidation of Variable Interest Entities, and replaced it by issuing FIN 46(R) in December 2003. FIN 46R interprets Accounting Research Bulletin (ARB) 51, Consolidated Financial Statements and clarifies the consolidation of certain entities (VIE’s) for which either a) the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support or b) the equity investors lack an essential characteristic of a controlling financial interest or c) investors economic interests don’t equal attached voting rights and the VIE activities involve or are conducted for an investor with disproportionately small voting rights. FIN 46R requires the primary beneficiary of VIE’s and the holder of a significant variable interest in VIE’s to disclose certain information relating to their involvement with the VIE’s. FIN 46R was adopted by the Company as of March 31, 2004. The Company holds variable interests in various VIE’s, which are not significant either individually or in the aggregate. The adoption of FIN 46R did not have a material impact on the Company’s Consolidated Financial Statements.
      On October 1, 2002, the Company adopted SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which supersedes SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, and the accounting and reporting provisions of APB Opinion 30, Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business. This statement establishes a single accounting model based on SFAS 121 for long-lived assets to be disposed of by sale, including discontinued operations. Major changes include additional criteria for long-lived assets to qualify as “held for sale” and the requirement that long-lived assets to be disposed of other than by sale be classified as held and used until the disposal transaction occurs. SFAS 144 expands discontinued operations reporting to include a component of an entity (rather than only a segment of a business) that either has been disposed of or is classified as held for sale. SFAS 144 retains the current requirement to separately report discontinued operations. Discontinued operations are reported when a component of an entity comprising operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity and which is classified as held for sale or that has been disposed of if the operations and cash flows of the component will be (or have been) eliminated from the ongoing operations of the entity and the entity will not have any significant continuing involvement in the operations of the component. SFAS 144 requires long-lived assets to be disposed of by sale to be recorded at the lower of carrying amount or fair value less costs to sell and to cease depreciation.
      Accounting changes—Recent accounting pronouncements to be implemented—In December 2004, the FASB issued SFAS 123 (revised 2004), Share-Based Payment (SFAS 123R), which replaces SFAS 123, Accounting for Stock-Based Compensation, and supersedes APB 25, Accounting for Stock Issued to Employees, and related interpretations. SFAS 123R requires companies to recognize the cost resulting from all share-based payment transactions in the financial statements. With certain limited exceptions, the new standard establishes a grant-date fair-value-based measurement method in accounting for share-based payment transactions. Liability-classified awards are to be remeasured to fair value at each reporting date until the award is settled. Equity-classified awards are measured at grant-date fair value whereas related compensation cost is recognized based on the estimated number of instruments for which the requisite service is expected to be rendered. In April 2005, the SEC issued a release allowing postponement of the effective date of SFAS 123R. In accordance with the SEC release, Siemens will adopt SFAS 123R in the first quarter of fiscal 2006. For its equity-classified awards, the Company intends to apply the modified prospective transition method. Under this method, unvested equity-classified awards granted

SIEMENS AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
prior to the effective date of the new statement are accounted for under SFAS 123R and related costs are recognized in the income statement. The adoption of SFAS 123R, including the remeasurement from intrinsic value to fair value of liability classified awards, is not expected to have a material impact on the Company’s consolidated financial statements.
      In June 2005, the FASB ratified EITF Issue 05-5, Accounting for Early Retirement or Postemployment Programs with Specific Features (such as Terms Specified in Altersteilzeit Early Retirement Arrangements). Altersteilzeit (ATZ) in Germany is an incentive and benefit program towards early retirement. Companies are required to recognize the salary ratably over the active service period. Accruals for Company-granted bonuses shall be recorded ratably from the date the individual employee enrolls in the ATZ arrangement to the end of the active service period. Related government subsidies are accounted for separately from the ATZ benefits at the time the criteria to receive them are met. EITF 05-5 is effective for fiscal years beginning after December 15, 2005. The adoption of EITF 05-5 is not expected to have a material impact on the Company’s consolidated financial statements.
      In May 2005, the FASB issued SFAS 154, Accounting Changes and Error Corrections – a replacement of APB No. 20 and FASB Statement No. 3. This Statement changes the requirements for the accounting for and reporting of a change in accounting principle. It applies to all voluntary changes in accounting principle, error corrections and required changes due to new accounting pronouncements which do not specify a certain transition method. The Statement generally requires retrospective application to prior periods’ financial statements for changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. In addition, this Statement requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. It also requires that a change in depreciation, amortization, or depletion method for long-lived, nonfinancial assets be accounted for on a prospective basis. The Company plans to early adopt this Standard beginning October 1, 2005. The adoption of SFAS 154 is not expected to have a material impact on the Company’s consolidated financial statements.
3.   Acquisitions, dispositions and discontinued operations
a)  Acquisitions
      During the years ended September 30, 2005, 2004 and 2003, the Company completed a number of acquisitions. These acquisitions have been accounted for under the purchase method and have been included in the Company’s Consolidated Financial Statements since the date of acquisition. On a fiscal year basis, none of these acquisitions are considered material, individually or in the aggregate.
      aa)   Acquisitions in fiscal 2005
      In May 2005, the Company acquired CTI Molecular Imaging, Inc., USA (CTI). The primary reason for the acquisition is to strengthen the Company’s commitment to molecular imaging development. Siemens previously owned a 49% interest in a joint venture consolidated by CTI before the acquisition of which Siemens was the primary customer. CTI is integrated into Med and was consolidated as of May 2005, when it became a wholly owned subsidiary. Preliminary acquisition costs amount to €794 (including €60 cash acquired). The Company has not yet finalized the purchase price allocation. Based on the preliminary purchase price allocation, approximately €112 was allocated to intangible assets and €525 to goodwill.
      In fiscal 2005, the Company acquired, in several steps, the Austrian engineering group VA Technologie AG (VA Tech) which is now a wholly owned subsidiary of Siemens for preliminary acquisition costs of approximately €1,049 (including €535 cash acquired). The VA Tech business is consolidated as of July 15, 2005. VA Tech’s metallurgy, power transmission and distribution, and infrastructure activities will mainly be integrated into I&S and PTD to support their global growth targets. Smaller portions will be integrated into other business activities. The purchase price allocation is not yet final. Based on the preliminary purchase price allocation,

SIEMENS AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
€1,027 was allocated to goodwill and €128 to intangible assets that will be amortized over periods ranging from one to seven years. In order to comply with a European antitrust ruling, the VA Tech power generation business which includes the hydropower activities will be sold. Since the hydropower business is subject to a regulatory hold separate agreement and Siemens has no influence over the operations of the business, it is being held as a cost method investment until its disposal.
      In July 2005, the Company completed the acquisition of all shares of Flender Holding GmbH, Germany (Flender), a supplier of mechanical and electrical drive equipment, focusing on gear technology. The primary reason for the acquisition was to enable the Company to offer a full drive train (motor, inverter, gear) to customers. The business is being integrated into A&D and was consolidated as of July 2005. Preliminary acquisition costs amount to €702. The Company has not yet finalized the purchase price allocation. Based on the preliminary purchase price allocation, approximately €390 was allocated to intangible assets subject to amortization and €452 was recorded as goodwill.
      In fiscal 2005, the Company acquired Bonus Energy A/S, Denmark, a supplier of wind energy systems and substantially all of the assets of Robicon Corporation, USA, a manufacturer of medium voltage drives and power controls. The combined preliminary purchase price of the two acquisitions amounts to €481.
      ab)   Acquisitions in fiscal 2004
      Effective in the fourth quarter of fiscal 2004, the Company acquired USFilter Corporation (USFilter), a group offering products and services in the municipal and industrial water and waste water treatment and supply market. The primary reason for the acquisition was to enter the water treatment and supply business in the North American market. The business is integrated into I&S and was consolidated as of August 1, 2004. The acquisition costs amount to €793, net of cash acquired. Based on the final purchase price allocation, approximately €205 was allocated to intangible assets subject to amortization, €16 was allocated to permits representing intangible assets having an indefinite useful life, and €244 was recorded as I&S goodwill. Of the €205 intangible assets, €171 was allocated to customer relationships and €29 to technology. Customer relationships and technology are amortized over weighted-average useful lives of 17 years and 12 years, respectively. Goodwill of €185 is deductible for tax purposes.
      In fiscal 2004, the Company acquired three entities – Trench Electric Holdings BV, Netherlands, a power engineering company and designer of specialized electrical products; BBC Technology Holdings Ltd., UK, an IT services business for the media industry primarily serving BBC; and the Huntsville, Alabama, USA business group of an automotive electronics manufacturer. The combined purchase price of the three entities amounts to €352.
      ac)   Acquisitions in fiscal 2003
      In July 2003, Siemens completed the acquisition of the industrial turbine business of Alstom S.A., Paris (Alstom), which was structured in two transactions. In the first transaction in April 2003, PG acquired the small gas turbine business of Alstom. In the second transaction in July 2003, PG acquired the medium-sized gas and steam turbine businesses of Alstom. Both transactions resulted in an aggregate net purchase price of €942, net of cash acquired (thereof €510 for the first transaction and €432 for the second transaction). In April 2004 and July 2004, the Company finalized the purchase price allocation for the first and the second transaction, respectively. Based on the final purchase price allocation of both transactions, €345 was allocated to intangible assets subject to amortization and €476 was recorded as PG goodwill. Of the €345 intangible assets, €190 was allocated to intellectual property rights and €155 to customer relationships. Both the intellectual property rights and the customer relationships are amortized on a straight line basis over weighted-average useful lives of 18 years and 22 years, respectively.

SIEMENS AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
      The Company made certain other acquisitions during the years ended September 30, 2005, 2004 and 2003, which did not have a significant effect on the Consolidated Financial Statements.
b)  Dispositions
      In September 2004, SBS sold a 74.9% interest in its banking software company KORDOBA Gesellschaft für Bankensoftware mbH & Co. KG, Munich (Kordoba) to Fidelity Information Systems, Inc. The transaction resulted in a pre-tax gain of €93 reported in Other operating income (expense), net. In fiscal 2005, the remaining 25.1% interest in Kordoba was sold which resulted in a pre-tax gain of €26 reported in Income (loss) from investments in other companies, net.
      In June 2003, Med contributed its Patient Care System and Electro Cardiography System businesses into a joint venture with Drägerwerk AG in exchange for a 35 % interest in the joint venture Dräger Medical AG & Co. KGaA (Dräger Medical), headquartered in Luebeck, Germany. In connection with the contribution, Siemens realized a pre-tax gain of €63. The contribution agreement obligated Siemens to contribute to Dräger Medical the net proceeds from the sale of its Life Support Systems (LSS) business. By consenting to this sale, Siemens and Drägerwerk AG received approval for the joint venture transaction by antitrust authorities. In October 2003, Siemens completed the sale of its LSS business to Getinge AB, Sweden and realized a pre-tax gain of €105 in connection with the LSS sale. Net proceeds from the LSS sale totaled €176. As stipulated by the contribution agreement for the joint venture Dräger Medical, Siemens contributed to Dräger Medical these net proceeds less expected taxes on the sale. The Company’s investment in Dräger Medical is accounted for using the equity method.
c)   Discontinued Operations
      In June 2005, Siemens signed an agreement to sell its Mobile Devices (MD) business which was part of Com, to BenQ Corporation (BenQ) based in Taiwan (the Agreement). The Agreement also provides for the sale of MD’s operation included in Siemens Shanghai Mobile Communications Ltd. in the Peoples Republic of China (SSMC), subject to the consent of the Company’s minority shareholders which was obtained in July 2005. The MD transaction, excluding SSMC and activities in certain countries (Deferred Countries), was completed on September 30, 2005. In fiscal 2005, the loss recognized on the sale of MD (excluding SSMC), amounts to €546 and is composed of €413 losses directly attributable to BenQ and €133 additional exit related charges. As part of the Agreement, Siemens will purchase €50 in BenQ shares, representing a less than five percent investment in BenQ based on the share price as of September 30, 2005. Future net cash outflows relating to the disposal are currently anticipated to amount to approximately €500.
      As of September 30, 2005, the Company has reported its MD business (including SSMC) as discontinued operations. Assets and liabilities related to transactions not yet closed as of the balance sheet date (Deferred Countries and SSMC) are classified as held for sale and measured at the lower of their carrying amount or fair value less cost to sell.

SIEMENS AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
      The carrying amounts of the major classes of assets and liabilities held for sale as of September 30, 2005 were as follows:

September 30,
2005

Inventories, net	104
Accounts receivable, net	89
Other (thereof Property, plant and equipment, net €43)	52

Assets held for sale	245

Accounts payable	228
Other liabilities	61

Liabilities held for sale	289

      The net results of discontinued operations (MD including SSMC and Deferred Countries) for current and prior periods are reported in the Income Statement in Income (loss) from discontinued operations, net of income taxes.
      In fiscal 2005, 2004 and 2003, the Disposal Group’s net sales were €3,374, €4,979 and €4,474, respectively. Income (loss) before income taxes after minority interests reported in discontinued operations amounted to €(1,308), €(151) and €40, respectively for fiscal 2005, 2004 and 2003.
      Siemens expects to realize continuing cash flows with the disposed MD business from the provision of transitional services to BenQ and from contract manufacturing for BenQ at the Chinese production site until the sale of SSMC is completed. These cash flows are expected to be eliminated from Siemens ongoing operations within one year after closing of the MD transaction.
4.   Other operating income (expense), net

	Year ended September 30,

	2005	2004	2003

Impairment of goodwill	(262)	(433)	—
Gains on sales of real estate, net	177	64	131
Gains on sales and disposals of businesses, net	49	182	101
Other, net	27	15	410

	(9)	(172)	642

      Impairment of goodwill of €262, in fiscal 2005, relates to Siemens Business Services’ (SBS) reporting unit Operation-Related Services. In fiscal 2004, €433 goodwill impairment is attributable to Distribution and Industry Logistics, a former reporting unit of L&A and to L&A’s reporting unit Airport Logistics (see Note 14 on goodwill impairment and Notes 30 and 32 on L&A concerning changes regarding L&A).
      Gains on sales and disposals of businesses, net in fiscal 2004, includes a pre-tax gain of €105 from the Company’s sale of its Life Support Systems business to Getinge AB, Sweden and €93 from the sale of 74.9% of its banking software company Kordoba (see Note 3). In fiscal 2003, the line item comprised a gain of €63 relating to the Company’s contribution into the joint venture Dräger Medical.
      In fiscal 2003, Other, net includes €359 gains relating to the cancellation of orders at PG.

SIEMENS AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

5.	Income (loss) from investments in other companies, net

	Year ended September 30,

	2005	2004	2003

Share in earnings (losses) from equity investees, net	499	460	236
Write-downs on investments	(85)	(84)	(159)
Income from investments	95	35	42
Gains on sales of investments	58	617	21
Loss on sales of investments	(9)	(5)	(23)
Other	26	8	25

	584	1,031	142

      Share in earnings (losses) from equity investees, net for fiscal 2005, 2004 and 2003 includes the Company’s at-equity-share in Infineon Technologies AG’s (Infineon) net income (loss) of €—, €14 and €(170), respectively. As discussed in Note 9, the Company commenced accounting for its investment in Infineon as a marketable security at fair value during fiscal 2004. Unrealized gains and losses determined based on the difference between the fair market value and the prior carrying value of the investment in Infineon are recorded in AOCI, net of applicable deferred taxes. The sale of Infineon shares resulted in a pre-tax gain of €590 in fiscal 2004, which is included in Gains on sales of investments. In connection with the fiscal 2004 sale of Infineon shares, an income tax benefit of €246 was recognized upon the reversal of deferred tax liabilities accrued in connection with intercompany sales of Infineon shares in prior periods. For further information on the Infineon sale see Note 9.

6.	Income from financial assets and marketable securities, net

	Year ended September 30,

	2005	2004	2003

Gains (losses) on sales of available-for-sale securities, net	243	54	(6)
Other financial gains (losses), net	54	15	67

	297	69	61

      In fiscal 2005, Gains (losses) on sales of available-for-sale securities, net, includes a gain on the sale of shares in Juniper Networks, Inc. (Juniper) of €208 (see Note 9).
      In fiscal 2005, 2004 and 2003, Other financial gains (losses), net contained impairments of certain marketable securities totaling €4, €7 and €17, respectively, where the decline in value was determined to be other than temporary.
7.   Interest income, net

	Year ended September 30,

	2005	2004	2003

Other interest income, net	241	254	215
Interest income (expense) of Operations, net	(32)	20	31

Total interest income, net	209	274	246

Thereof: Interest and similar income	720	723	789
Thereof: Interest and similar expense	(511)	(449)	(543)

SIEMENS AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
      Interest income(expense) of Operations, net includes interest income and expense primarily related to receivables from customers and payables to suppliers, interest on advances from customers and advanced financing of customer contracts. Other interest income, net includes all other interest amounts primarily consisting of interest relating to debt and related hedging activities, as well as interest income on corporate assets.
8.   Income taxes
      Income from continuing operations before income taxes and cumulative effect of accounting change is attributable to the following geographic regions:

	Year ended September 30,

	2005	2004	2003

Germany	521	1,234	561
Foreign	3,664	3,135	2,759

	4,185	4,369	3,320

      Income tax expense (benefit) consists of the following:

	Year ended September 30,

	2005	2004	2003

Current:
German corporation and trade taxes	178	315	149
Foreign income taxes	931	603	430

	1,109	918	579

Deferred:
Germany	(11)	(176)	48
Foreign	(119)	25	254

	(130)	(151)	302

Income tax expense, net	979	767	881

      For fiscal year ended September 30, 2005 and September 30, 2004, the Company was subject to German federal corporation tax at a base rate of 25% plus solidarity surcharge of 5.5% on federal corporation taxes payable. As a result, the statutory rates for the year ended September 30, 2005 and 2004 consists of the federal corporate tax rate, including solidarity surcharge of 26.4%, and trade tax net of federal benefit of 12.6%, for a combined rate of 39%.
      For the fiscal year ended September 30, 2003, the Company was subject to German federal corporation income tax at a base rate of 26.5% (including a 2003 surcharge of 1.5% attributed to the Flood Victim Solidarity Act) plus a solidarity surcharge of 5.5% on federal corporation taxes payable. As a result, the statutory rate for the year ended September 30, 2003, consisted of the federal corporate tax rate, including solidarity surcharge, of 28% and trade tax net of federal benefit of 13% for a combined rate of 41%.

SIEMENS AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
      Income tax expense differs from the amounts computed by applying statutory German income tax rates (39%, 39% and 41%, respectively, for fiscal years ended September 30, 2005, 2004 and 2003) as follows:

	Year ended September 30,

	2005	2004	2003

Expected income tax expense	1,632	1,704	1,361
Increase (decrease) in income taxes resulting from:
Non-deductible losses and expenses	116	101	88
Goodwill and acquired in-process research and development*	(139)	139	26
Tax-free income	(77)	(110)	(158)
Change in tax base of investments	—	78	148
Tax-free gains from sales of business interests	(34)	(476)	(66)
Taxes for prior years	—	55	—
Effect of change in German tax rates	—	6	—
Foreign tax rate differential	(448)	(650)	(381)
Tax effect of equity method investments	(121)	(109)	(153)
Other	50	29	16

Actual income tax expense	979	767	881

*	Fiscal 2005 includes €(233) in tax benefits related to previously unrecognized tax deductions arising from a partial reorganization of certain businesses for which related goodwill was written off in previous periods.

SIEMENS AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
     Deferred income tax assets and liabilities on a gross basis are summarized as follows:

	September 30,

	2005	2004

Current assets:
Inventories	733	514
Receivables	226	284
Accrued liabilities	959	736
Liabilities	468	400
Tax loss and credit carryforward	52	197
Other	212	283

Total current deferred tax assets, before valuation allowances	2,650	2,414

Valuation allowances	(6)	(42)

Current deferred tax assets	2,644	2,372

Current liabilities:
Inventories	1,766	1,751
Receivables	436	341
Accrued liabilities	192	303
Liabilities	51	164
Other	653	191

Current deferred tax liabilities	3,098	2,750

Current deferred tax (liability) assets, net	(454)	(378)

Non-current assets:
Long-term investments	629	223
Intangibles	232	235
Property, plant and equipment	285	205
Retirement plans	4,565	3,199
Accrued liabilities	564	672
Liabilities	357	406
Tax loss and credit carryforward	2,361	1,770
Other	415	226

Total non-current deferred tax assets, before valuation allowances	9,408	6,936
Valuation allowances	(619)	(417)

Non-current deferred tax assets	8,789	6,519

Non-current liabilities:
Intangibles	528	300
Property, plant and equipment	771	503
Accrued liabilities	292	141
Liabilities	46	11
Other	1,258	1,322

Non-current deferred tax liabilities	2,895	2,277

Non-current deferred tax assets, net	5,894	4,242

Total deferred tax assets, net	5,440	3,864

SIEMENS AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
      As of September 30, 2005, the Company had €6,731 of gross tax loss carryforwards. Of the total, €5,884 tax loss carryforwards have unlimited carryforward periods and €847 expire over the periods to 2023. An amount of €411 in valuation allowances for deferred tax assets would be allocated to reduce goodwill or other intangible assets of acquired entities should the related tax benefits be subsequently recognized.
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
      The Company provides for income taxes or foreign withholding taxes on the cumulative earnings of foreign subsidiaries when it is determined that such earnings either will be subject to taxes or are intended to be repatriated. During the year ended September 30, 2003, the Company provided for €44 of deferred tax liabilities associated with declared, but unpaid, foreign dividends. In fiscal year 2005, income taxes on cumulative earnings of €7,167 of foreign subsidiaries have not been provided for because such earnings will either not be subject to any such taxes or are intended to be indefinitely reinvested in those operations. It is not practicable to estimate the amount of the unrecognized deferred tax liabilities for these undistributed foreign earnings.
      Including the items charged or credited directly to related components of AOCI and the benefit from discontinued operations and from changes in accounting principles, the provision (benefit) for income taxes consists of the following:

	Year ended September 30,

	2005	2004	2003

Provision for income taxes	979	767	881
Discontinued operations	(498)	(106)	(14)
Cumulative effect of change in accounting principle	—	—	23
Shareholders’ equity for other comprehensive income	(763)	588	(394)

	(282)	1,249	496

9.   Marketable securities
      As of September 30, 2005 and 2004, the Company’s portfolio of marketable securities is composed of securities classified as available-for-sale. The following tables summarize the current portion of the Company’s investment in available-for-sale securities:

	September 30, 2005

			Unrealized

	Cost	Fair Value	Gain	Loss

Equity securities	1,308	1,695	388	1
Debt securities	79	80	1	—
Fund securities	14	14	—	—

	1,401	1,789	389	1

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
      Proceeds from sales of available-for-sale securities for the years ended September 30, 2005, 2004 and 2003 were €356, €186 and €61, respectively. Gross realized gains on sales of available-for-sale securities for the years ended September 30, 2005, 2004 and 2003 were €243, €58 and €8, respectively. Gross realized losses on sales of available-for-sale securities for the years ended September 30, 2005, 2004 and 2003 were €—, €4 and €14, respectively. Fiscal 2005 includes the sale of 13 million shares of Juniper for proceeds of €263 resulting in a pre-tax gain of €208 (see Note 6). Due to the sale, approximately 12 million Juniper shares, previously reported at cost in Long-term investments, became available-for-sale and are classified as Marketable securities as of September 30, 2005. The increase from the cost basis to fair value was recorded as an unrealized gain in Accumulated other comprehensive income (loss). See also Note 32.
Infineon-Transactions
      As of September 30, 2005 and 2004, the Company had an 18.2% ownership interest in Infineon. Due to the Company’s transfer of Infineon shares to a non-voting trust in December 2001, the Company’s voting interest in Infineon, prior to fiscal 2005, was less than its ownership interest. As of the beginning of fiscal 2004, the Company held a 16.6% voting interest in Infineon (based upon total Infineon shares outstanding). In January 2004, in conjunction with the sale of Infineon shares, the Company relinquished all of its voting rights in Infineon and upon dissolution of the non-voting trust on November 28, 2004, obtained again voting rights equaling its 18.2% ownership interest.
      In fiscal 2004, the Company reduced its investment in Infineon from approximately 39.7% ownership interest in Infineon’s outstanding shares as of the beginning of fiscal 2004 to 18.2% as of the end of fiscal 2005. The company sold 150 million Infineon shares for cash consideration of €1,794 and lost its ability to exercise significant influence over Infineon’s operating and financial policies. As a result, the Company ceased accounting for Infineon under the equity method (see Note 5) and began reporting its interest as an available-for-sale marketable security at fair value. Of the 150 million shares sold, 86,292,363 shares represented all of the Company’s earlier 16.6% voting interest as of the time of the sale and 63,707,637 shares came from the non-voting trust (see below).
      On December 5, 2001, the Company transferred 200 million Infineon shares or approximately 28.9% of Infineon’s share capital to an irrevocable, non-voting trust under a trust agreement. In January 2004, 63,707,637 Infineon-shares of the non-voting trust were sold to third parties (see above). The trustee was not related to the Company or any of its affiliates. Under the terms of the trust agreement, the trustee had legal title to the shares held in trust and the Company irrevocably relinquished all voting rights in the shares. However, the trustee was not permitted to vote any Infineon shares it held in trust under the agreement. The trust agreement would terminate only when the Company and its affiliates, on a consolidated basis, had held, directly or

SIEMENS AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
indirectly, less than 50% of the voting share capital of Infineon, including the shares held in trust by the trustee, for a period of two consecutive years. We notified the trustee that the trust terminated in accordance with the terms of the trust agreement on November 28, 2004. Upon termination, any shares held by the trustee reverted to the Company and the Company is again entitled to vote these shares.
10. Accounts receivable, net

	September 30,

	2005	2004

Trade receivables from the sale of goods and services, net	15,465	13,978
Receivables from sales and direct finance leases, net	1,488	1,365
Receivables from associated and related companies, net	169	127

	17,122	15,470

      Related companies are those in which Siemens has an ownership interest of less than 20% and exercises no significant influence over their operating and financial policies.
      The valuation allowance for accounts receivable changed as follows:

	Year ended September 30,

	2005	2004	2003

Valuation allowance as of beginning of fiscal year	918	1,122	1,585
Increase (decrease) in valuation allowances recorded in the income statement in the current period	190	59	(50)
Write-offs charged against the allowance	(179)	(280)	(383)
Recoveries of amounts previously written-off	34	32	23
Foreign exchange translation adjustment	18	(15)	(53)

Valuation allowance as of fiscal year-end	981	918	1,122

      Receivables from sales and direct finance leases are due as follows:

September 30,
2005

2006	1,692
2007	1,202
2008	847
2009	532
2010	288
Thereafter	255

Minimum future lease payments	4,816
Less: Unearned income	(645)
Less: Allowance for doubtful accounts	(139)
Plus: Unguaranteed residual values	355

Net investment in lease receivables	4,387
Less: Long-term portion	(2,899)

Receivables from sales and finance leases, current	1,488

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
11. Inventories, net

	September 30,

	2005	2004

Raw materials and supplies	2,452	2,282
Work in process	2,724	2,261
Costs and earnings in excess of billings on uncompleted contracts	7,242	6,650
Finished goods and products held for resale	2,696	2,777
Advances to suppliers	558	651

	15,672	14,621
Advance payments received	(2,860)	(3,263)

	12,812	11,358

12. Other current assets

	September 30,

	2005	2004

Taxes receivable	1,247	1,033
Loans receivable	535	446
Other receivables from associated and related companies	258	304
Other	3,190	2,615

	5,230	4,398

13. Long-term investments

	September 30,

	2005	2004

Investments in associated companies	2,976	2,823
Miscellaneous investments	792	1,299

	3,768	4,122

      Miscellaneous investments generally include interests in other companies for which there is no readily determinable market value and which are recorded at the lower of cost or net realizable value. In fiscal 2005, the Company’s entire investment in Juniper, previously reported in Long-term investments, was reclassified to Marketable securities and accounted for as an available-for-sale investment (for further information see Note 9). As of September 30, 2004, a certain portion of Juniper shares were subject to sales restrictions and were reported at cost. Juniper shares not subject to sales restrictions were accounted as available-for-sale investment. The fair value of the non-restricted portion amounted to €459 at September 30, 2004 (cost amounted to €111 and unrealized gains to €348).

SIEMENS AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
14. Goodwill

			Acquisitions
		Translation	and Purchase
		adjustment	Accounting
	10/1/04	and other	Adjustments	Dispositions	Impairments	9/30/2005

Operations
Communications (Com)	367	14	73	—	17	437
Siemens Business Services (SBS)	269	4	117	—	262	128
Automation and Drives (A&D)	388	8	540	—	—	936
Industrial Solutions and Services (I&S)	258	6	544	—	—	808
Logistics and Assembly Systems (L&A)	123	—	—	—	—	123
Siemens Building Technologies (SBT)	415	8	21	—	—	444
Power Generation (PG)	1,027	14	183	—	—	1,224
Power Transmission and Distribution (PTD)	320	15	294	—	—	629
Transportation Systems (TS)	111	—	61	—	—	172
Siemens VDO Automotive (SV)	1,524	—	5	—	—	1,529
Medical Solutions (Med)	1,514	79	512	5	—	2,100
Osram	78	4	4	—	—	86
Other Operations	—	—	183	—	—	183
Financing and Real Estate
Siemens Financial Services (SFS)	82	—	49	—	—	131
Siemens Real Estate (SRE)	—	—	—	—	—	—

Siemens	6,476	152	2,586	5	279	8,930

			Acquisitions
		Translation	and Purchase
		adjustment	Accounting
	10/1/03	and other	Adjustments	Dispositions	Impairments	9/30/2004

Operations
Communications (Com)	345	(8)	30	—	—	367
Siemens Business Services (SBS)	281	(9)	—	3	—	269
Automation and Drives (A&D)	328	(6)	66	—	—	388
Industrial Solutions and Services (I&S)	67	(6)	197	—	—	258
Logistics and Assembly Systems (L&A)	564	(8)	—	—	433	123
Siemens Building Technologies (SBT)	429	(7)	—	7	—	415
Power Generation (PG)	943	(14)	98	—	—	1,027
Power Transmission and Distribution (PTD)	141	3	182	6	—	320
Transportation Systems (TS)	115	(4)	—	—	—	111
Siemens VDO Automotive (SV)	1,524	—	—	—	—	1,524
Medical Solutions (Med)	1,602	(72)	17	33	—	1,514
Osram	82	(4)	—	—	—	78
Financing and Real Estate
Siemens Financial Services (SFS)	80	2	—	—	—	82
Siemens Real Estate (SRE)	—	—	—	—	—	—

Siemens	6,501	(133)	590	49	433	6,476

      In fiscal 2005, goodwill increased by €2,454. The increase of €152 in foreign currency translation and other adjustments results primarily from the strengthening of the U.S.$ against the Euro. The VA Tech acquisition

SIEMENS AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
resulted in additions to goodwill of €1,027. Med’s acquisition of CTI, and A&D’s acquisition of Flender increased goodwill by €525 and €452, respectively. For further information on acquisitions, dispositions and discontinued operations see Note 3.
      During the fourth quarter of fiscal 2005, the Company recorded a goodwill impairment of €262. Based on the results of the Company’s analysis of current projects at SBS’s reporting unit Operation-Related Services (ORS) in connection with changing markets and competition in outsourcing business and structural challenges to attaining originally targeted profitability, the Company revised its related business plan and concluded that goodwill of ORS was impaired. Significant cost pressure due to excess capacity, the necessity for restructuring efforts and the need for new investments in order to achieve a competitive market position caused the Company to reassess its estimated future cash flows from its ORS business to a level materially below earlier estimates. The fair value of the reporting unit was estimated using the present value of expected future cash flows.
      During the second quarter of fiscal 2004, the Company recorded a goodwill impairment of €433 relating to Distribution and Industry Logistics (DI), a former reporting unit of L&A and to L&A’s reporting unit Airport Logistics (AL) (see Note 30 and 32 on changes relating to L&A). Based on the results of the Company’s analysis of current projects at L&A in conjunction with changing markets, new competition and structural challenges to attaining originally targeted profitability, the Company revised its related business plan and concluded that goodwill was impaired. Rapid market deterioration followed by excess capacity and significant margin declines caused the Company to reassess its estimated future cash flows from its DI business at a level materially below earlier estimates, resulting in an impairment charge of €293. In the AL business, increasing competition, particularly in the U.S., led to reductions in estimated future cash flows and resulted in a goodwill impairment of €140. The fair values of the reporting units were estimated using the present value of expected future cash flows.
15. Other intangible assets, net

							Net		Net
							book		book
							value	Accumulated	value	Amortization
		Translation				Accumulated	as of	amortization	as of	during fiscal
	10/1/04	adjustment	Additions	Retirements	9/30/05	amortization	9/30/05	10/1/04	10/1/04	year 2005

Software	1,880	34	480	141	2,253	1,312	941	949	931	410
Patents, licenses and similar rights	2,778	29	1,006	138	3,675	1,509	2,166	1,195	1,583	306

Other intangible assets	4,658	63	1,486	279	5,928	2,821	3,107	2,144	2,514	716

      Amortization expense for the years ended September 30, 2004 and 2003 was €640 and €688, respectively.
      The estimated amortization expense of Other intangible assets, net for the next five fiscal years is as follows:

Fiscal year

2006	579
2007	451
2008	345
2009	278
2010	244

SIEMENS AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
16. Property, plant and equipment, net

								Net		Net	Depreciation
								book		book	and
								value	Accumulated	value	impairment
		Translation		Reclassi-			Accumulated	as of	depreciation	as of	during fiscal
	10/1/04	adjustment	Additions	fications	Retirements	9/30/05	depreciation	9/30/05	10/1/04	10/1/04	year 2005

Land and buildings	9,162	89	987	81	446	9,873	4,878	4,995	4,516	4,646	360
Technical machinery and equipment	8,690	166	1,206	225	529	9,758	6,757	3,001	5,987	2,703	685
Furniture and office equipment	9,608	149	1,805	201	1,868	9,895	7,635	2,260	7,498	2,110	1,110
Equipment leased to others	1,472	56	532	(82)	322	1,656	786	870	819	653	168
Advances to suppliers and construction in progress	571	21	768	(425)	44	891	5	886	—	571	5

Property, plant and equipment	29,503	481	5,298	—	3,209	32,073	20,061	12,012	18,820	10,683	2,328

      In fiscal 2005, as a result of a corporate-level strategic plan concerning our DI and Materials Handling Products (MHP) businesses (see Note 30 for further information), updated undiscounted cash flow projections based on revised operating plans were used to determine whether the long-lived assets and cash generating units of these businesses were impaired. Discounted cash flows were then used to estimate the fair value of the assets and units resulting in an impairment charge of €98.
17. Other assets

	September 30,

	2005	2004

Long-term portion of receivables from sales and finance leases (see Note 10)	2,899	2,309
Prepaid pension assets	166	442
Long-term loans receivable	736	584
Other	1,463	1,631

	5,264	4,966

18. Accrued liabilities
      Thereof current portion:

	September 30,

	2005	2004

Employee related costs	2,876	2,317
Product warranties	2,027	2,096
Income and other taxes	1,592	1,384
Accrued losses on uncompleted contracts	1,185	1,061
Other	2,489	2,382

	10,169	9,240

      Employee related costs primarily include accruals for vacation pay, bonuses, accrued overtime and service anniversary awards and the current portion of accruals for pension plans and similar commitments, as well as provisions for severance payments.

SIEMENS AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
      The current and non-current accruals for product warranties changed as follows:

	Year ended
	September 30,

	2005	2004

Accrual as of beginning of fiscal year (thereof current €2,096 and €1,830)	2,824	2,353
Amount charged to expense in current period (additions)	1,137	1,013
Reduction due to payments in cash or in kind (usage)	(1,007)	(920)
Foreign exchange translation adjustment	30	(24)
Changes related to existing warranties and other changes	(161)	402

Accrual as of fiscal year-end (thereof current €2,027 and €2,096)	2,823	2,824

19. Other current liabilities

	September 30,

	2005	2004

Billings in excess of costs and estimated earnings on uncompleted contracts and related advances	4,752	4,585
Payroll and social security taxes	2,631	2,515
Bonus obligations	1,202	1,151
Sales and other taxes	953	924
Deferred income	724	634
Liabilities to associated and related companies	392	368
Accrued interest	136	128
Other liabilities	2,477	1,545

	13,267	11,850

20. Debt

	September 30,

	2005	2004

Short-term
Notes and bonds	1,625	621
Loans from banks	673	478
Other financial indebtedness	1,612	295
Obligations under capital leases	89	40

Short-term debt and current maturities of long-term debt	3,999	1,434
Long-term
Notes and bonds (maturing 2006-2011)	6,826	8,345
Loans from banks (maturing 2006-2016)	613	266
Other financial indebtedness (maturing 2006-2018)	733	971
Obligations under capital leases	264	203

Long-term debt	8,436	9,785

	12,435	11,219

SIEMENS AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
      As of September 30, 2005, weighted-average interest rates for loans from banks, other financial indebtedness and obligations under capital leases were 4.5% (2004: 4.3%), 4.1% (2004: 3.5%) and 6.1% (2004: 6.2%), respectively. In some countries, the Company has pledged securities and executed promissory notes to secure borrowings in conformity with local practice.
      The Company has agreements with financial institutions under which it may issue up to €3.0 billion of commercial paper and U.S.$3.0 billion (€2.5 billion and €2.4 billion, respectively, as of September 30, 2005 and 2004) of commercial paper. As of September 30, 2005 and 2004, outstanding commercial paper totaled €1,484 (interest rates from 3.00% to 3.87%) and €242 (interest rates from 1.41% to 1.59%), respectively.
      The Company also has agreements with financial institutions under which it may issue up to €5.0 billion in medium-term notes. As of September 30, 2005 and 2004, approximately €1 billion and €0.9 billion, respectively, were outstanding under this program.
      In fiscal 2005, the Company renewed a U.S.$3.0 billion syndicated multi-currency revolving credit facility, which was to expire in May 2007. It was replaced by a new syndicated multi-currency revolving credit facility of U.S.$5.0 billion (€4.2 billion as of September 30, 2005) expiring March 2012 from a syndicate of international banks. In fiscal 2005, the Company also terminated its €0.75 billion revolving credit facility which was to expire in June 2008 and replaced it with a €0.45 billion revolving credit facility maturing in September 2012. Borrowings under these credit facilities bear interest of 0.15% (2004: 0.225%) above either EURIBOR (Euro Interbank Offered Rate) in case of a drawdown in euros, or LIBOR (London Interbank Offered Rate) in case of a drawdown in one of the other currencies agreed on. As of September 30, 2005 and 2004, the full amounts of these lines of credit remained unused. Commitment fees for each of the years ended September 30, 2005, 2004 and 2003 totaled approximately €3. The facilities are for general business purposes.
      Other financial indebtedness includes €520 and €684, as of September 30, 2005 and 2004, respectively, for the Company’s continuing involvement in certain real estate assets sold or transferred in which Siemens has retained significant risks and rewards of ownership, mainly through assumption of construction risks and obligations or through circumstances in which Siemens participates directly or indirectly in the change in market value of the property. Therefore, these transactions have been accounted for as financing obligations. These real estate properties are carried on the Company’s Consolidated Balance Sheets and no sale and profit has been recognized.
      As of September 30, 2005, the minimum lease payments under capital leases for the next five years and thereafter are as follows:

Fiscal year

2006	108
2007	53
2008	47
2009	42
2010	45
Thereafter	150

Minimum lease payment obligation	445
Less: unamortized interest expense	(92)

Obligations under capital leases	353
Less: current portion	(89)

264

SIEMENS AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
      As of September 30, 2005, the aggregate amounts of indebtedness maturing during the next five years and thereafter are as follows (excluding capital leases which are disclosed separately):

Fiscal year

2006	3,910
2007	1,881
2008	1,006
2009	87
2010	2,608
Thereafter	2,590

12,082

      Details of the Company’s notes and bonds are as follows:

	September 30, 2005			September 30, 2004

	Currency			Currency

	(notional amount)		€*	(notional amount)		€*

1.0% 2000/2005 EUR exchangeable notes	—	—	—	EUR	596	621
5.0% 2001/2006 EUR bonds	EUR	1,595	1,625	EUR	1,595	1,655
2.5% 2001/2007 Swiss franc bonds	CHF	250	158	CHF	250	165
5.5% 1997/2007 EUR bonds	EUR	991	991	EUR	991	998
6% 1998/2008 U.S.$ notes	USD	970	865	USD	970	870
1.375% 2003/2010 EUR convertible notes	EUR	2,500	2,500	EUR	2,500	2,500
11% 2003/2010 EUR senior notes	EUR	74	86	—	—	—
5.75% 2001/2011 EUR bonds	EUR	2,000	2,226	EUR	2,000	2,157

			8,451			8,966

*	includes adjustments for fair value hedge accounting.
     The Company maintains €2.5 billion of convertible notes through its wholly owned Dutch subsidiary, Siemens Finance B.V., which are fully and unconditionally guaranteed by Siemens AG. The convertible notes have a 1.375% coupon and are convertible into approximately 44.5 million shares of Siemens AG at a conversion price of €56.1681 per share, which is subject to change under certain circumstances. The conversion right is contingently exercisable by the holders upon the occurrence of one of several conditions, including, upon the Company’s share price having exceeded 110% of the conversion price on at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of any calendar quarter. This condition was met in the first quarter of fiscal 2004. The Company may, at any time from June 18, 2007, redeem the notes outstanding at their principal amount together with interest accrued thereon, if Siemens’ share price exceeds 130% of the conversion price on any 15 of 30 consecutive trading days before notice of early redemption. Unless previously redeemed, converted or repurchased and cancelled, the notes mature on June 4, 2010.
      In connection with the acquisition of Flender (see Note 3), Siemens assumed a €250 million, 11% senior note due 2010, of which the Company repurchased €176 through a cash tender offer. The Company has an option to repurchase the remaining outstanding senior note on and after August 1, 2007 at contractually defined prices.
      In fiscal 2005, the Company redeemed and retired the remainder of the Siemens Nederland N.V. 1.0% exchangeable notes into shares of Infineon Technologies AG with a notional amount of €596. In fiscal 2004, the Company repurchased and retired €464.5 in notional amount of the Siemens Nederland N.V. 1.0% exchangeable notes into shares of Infineon Technologies AG, which resulted in a gain of €2. Additionally, in fiscal 2004, the

SIEMENS AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
Company repurchased €405 in notional amount of the 5% €-bond resulting in a loss of €1. During fiscal 2003, Siemens repurchased and retired €1,440 of the €2,500 Siemens Nederland N.V. 1.0% exchangeable notes and recognized a gain of €35.
21. Pension plans and similar commitments
      Pension benefits provided by Siemens are currently organized primarily through defined benefit pension plans which cover virtually all of the Company’s domestic employees and many of the Company’s foreign employees. To reduce the risk exposure to Siemens arising from its pension plans, the Company has implemented new plans whose benefits are predominantly based on contributions made by the Company. In order to fund Siemens’ pension obligations, the Company’s major pension plans are funded with assets in segregated pension entities. Furthermore, there are other postretirement benefits, which primarily comprise transition payments to German employees after retirement as well as postretirement health care and life insurance benefits to U.S. employees. These predominantly unfunded other postretirement benefit plans are qualified as defined benefit plans under U.S. GAAP.
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
      Differences between actual experience and assumptions made for the discount rate, compensation increase rate and pension progression rate, as well as the differences between actual and expected returns on plan assets, result in the asset or liability related to pension plans being different than the under-or overfunding of the PBO. Such a difference also occurs when the assumptions used to value the PBO are adjusted at the measurement date. If the difference is so significant that the current benefit obligation represented by the ABO (or the amount thereof not funded by plan assets) exceeds the liability recorded on the balance sheet, such liability must be increased. The unfunded portion of the ABO is referred to as the Minimum Liability and an accrued pension liability that is at least equal to this Minimum Liability amount should be recognized without affecting the Consolidated Statements of Income. The required increase in the liability is referred to as the additional minimum liability (AML), and its offsetting AML adjustment results in the recognition of either an intangible asset or as a component of shareholders’ equity (AOCI). The treatment as a separate component of shareholders’ equity is recorded, net of tax, as a reduction of shareholders’ equity. The recognition of the AML results in the elimination of any existing prepaid pension asset balance on a plan by plan basis.

SIEMENS AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
      The Consolidated Balance Sheets include the following significant components related to pension plans and similar commitments based upon the situation at:

	September 30,

	2005	2004

Accumulated other comprehensive income	(10,879)	(8,943)
thereof principal pension benefit plans	(10,573)	(8,760)
Less income tax effect	4,109	3,418
thereof principal pension benefit plans	3,824	3,353

Accumulated other comprehensive income, net of income taxes	(6,770)	(5,525)
thereof principal pension benefit plans	(6,749)	(5,407)
Accruals for pension plans and similar commitments	4,917	4,392
thereof principal pension benefit plans	2,749	2,391
thereof principal other postretirement benefit plans	1,317	1,317
thereof other	851	684
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
      In the Consolidated Statements of Income, NPPC expenses before income taxes for the Company’s principal pension and other postretirement benefits in fiscal 2005 aggregated to €1,009 compared to €1,135 in the previous fiscal year.
          Consolidated Statements of Cash Flow
      The Company makes payments directly to the participants in the case of unfunded benefit plans and the payments are included in net cash used in operating activities. For funded pension plans, the participants are paid by the external pension fund and accordingly these payments are cash neutral to the Company. In this case, the Company’s regular funding and supplemental cash contributions result in net cash used in operating activities.
      In the Consolidated Statements of Cash Flow, the Company’s principal pension and other postretirement benefits resulted in net cash used in operating activities of €2,082 compared to €1,828 in the previous fiscal year. The separately reported supplemental cash contributions to pension trusts in fiscal 2005 and 2004 of €1,496 and €1,255, respectively, were included in these amounts.

SIEMENS AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
Principal pension benefits
      The principal pension benefit plans cover approximately 526,000 participants, including 250,000 active employees, 93,000 former employees with vested benefits and 183,000 retirees and surviving dependants. Individual benefits are generally based on eligible compensation levels and/or ranking within the Company hierarchy and years of service. Retirement benefits under these plans vary depending on legal, fiscal and economic requirements in each country.
      In fiscal 2004, Siemens AG and the majority of its domestic affiliates implemented a new pension plan covering virtually all active employees in Germany, BSAV (Beitragsorientierte Siemens Altersversorgung). These benefits are funded by the assets of a new trust. In connection with the implementation of the BSAV, benefits provided under the pension plans funded via the Siemens German Pension Trust have been modified to substantially eliminate the effects of compensation increases. The elimination of the effects of compensation increases resulted in a decrease in the PBO. Such decrease is treated as an unrecognized prior service benefit which is amortized over the average remaining service period of the active employees. The pension plans funded via the Siemens German Pension Trust and the BSAV are reported on a combined basis under domestic pension plans.
      In connection with the acquisition of VA Tech in fiscal 2005, the Company assumed material pension plans in the UK and Austria which are included in the data for fiscal 2005.
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

	September 30, 2005			September 30, 2004

	Total	Domestic	Foreign	Total	Domestic	Foreign

Fair value of plan assets	21,479	14,349	7,130	17,708	11,965	5,743
Projected benefit obligation (PBO)	24,977	15,932	9,045	20,794	13,851	6,943

Funded status(1)	(3,498)	(1,583)	(1,915)	(3,086)	(1,886)	(1,200)
Germany	(1,583)			(1,886)
U.S.	(858)			(392)
U.K.	(779)			(537)
Other	(278)			(271)
Unrecognized net losses(2)	11,835	9,198	2,637	10,419	8,625	1,794
Unrecognized prior service cost (benefit)	(285)	(270)	(15)	(219)	(289)	70

Net amount recognized	8,052	7,345	707	7,114	6,450	664

Amounts recognized in the Consolidated Balance Sheets consist of:
Prepaid pension assets	166	—	166	442	—	442
Accrued pension liability	(2,749)	(1,504)	(1,245)	(2,391)	(1,792)	(599)
Intangible assets	62	—	62	303	289	14
Accumulated other comprehensive loss	10,573	8,849	1,724	8,760	7,953	807

Net amount recognized	8,052	7,345	707	7,114	6,450	664

(1)	Funded status: The funded status shows the surplus/(deficit) of the PBO relative to the plan assets as of the measurement date, and, where applicable, fundings between the measurement date and the balance sheet date. The PBO is calculated based on the projected or the traditional unit credit method and reflects the net present value as of the measurement date of the accumulated pension entitlements of active employees, former employees with vested rights and of retirees and their surviving dependents with consideration of future compensation and pension increases.

(2)	Unrecognized net losses: The NPPC is determined at the beginning of the relevant measurement period based on assumptions for the discount rate, compensation increase rate and pension progression rate as well as the long-term rate of return on plan assets. The cumulative effect of differences between the actual experience and the assumed assumptions and changes in the assumptions are disclosed in the line item unrecognized net losses.
     The measurement date of the PBO and fair value of plan assets of the Company’s domestic pension benefit plans is September 30, and either September 30 or June 30 for the majority of its foreign plans. For plans with a measurement date of June 30, the actual investment return of the plan assets relate to the period from July 1, of the prior fiscal year, until June 30 of the current fiscal year.

SIEMENS AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
      A detailed reconciliation of the changes in the PBO for fiscal 2005 and 2004 as well as additional information by country is provided in the following table:

	September 30, 2005			September 30, 2004

	Total	Domestic	Foreign	Total	Domestic	Foreign

Change in projected benefit obligations:
Projected benefit obligation at beginning of year	20,794	13,851	6,943	20,878	14,156	6,722
Foreign currency exchange rate changes	185	—	185	(140)	—	(140)
Service cost	579	307	272	469	212	257
Interest cost	1,121	726	395	1,105	742	363
Settlements and curtailments	(5)	—	(5)	—	—	—
Plan participants’ contributions	46	—	46	48	—	48
Amendments and other	(85)	—	(85)	(313)	(301)	(12)
Actuarial (gains) losses, net	2,897	1,736	1,161	(174)	(309)	135
Acquisitions	624	138	486	117	91	26
Divestments	(147)	(75)	(72)	(205)	(25)	(180)
Benefits paid	(1,032)	(751)	(281)	(991)	(715)	(276)

Projected benefit obligation at end of year	24,977	15,932	9,045	20,794	13,851	6,943

Germany	15,932			13,851
U.S.	3,921			3,010
U.K.	3,098			2,200
Other	2,026			1,733
      The total projected benefit obligation at the end of the fiscal year includes approximately €9,940 for active employees, €2,974 for former employees with vested benefits and €12,063 for retirees and surviving dependants. The item amendments and other in the prior year reflects mainly the effect of the implementation of the BSAV. In addition, the PBO of the domestic pension plans was decreased by the reduction of the pension progression rate, reported in the position actuarial (gains) and losses in the prior year. In fiscal 2005, the PBO was increased due to a decrease in discount rate for the domestic and foreign pension plans.

SIEMENS AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
      The following table shows the change in plan assets for fiscal year 2005 and 2004 and some additional information concerning pension plans:

	September 30, 2005			September 30, 2004

	Total	Domestic	Foreign	Total	Domestic	Foreign

Change in plan assets:
Fair value of plan assets at beginning of year	17,708	11,965	5,743	15,899	11,016	4,883
Foreign currency exchange rate changes	135	—	135	(99)	—	(99)
Actual return on plan assets	2,289	1,596	693	1,202	673	529
Acquisitions and other	325	—	325	81	55	26
Divestments and other	(26)	—	(26)	(205)	—	(205)
Employer contributions (supplemental)	1,496	1,380	116	1,255	700	555
Employer contributions (regular)	535	159	376	518	236	282
Plan participants’ contributions	49	—	49	48	—	48
Benefits paid	(1,032)	(751)	(281)	(991)	(715)	(276)

Fair value of plan assets at end of year	21,479	14,349	7,130	17,708	11,965	5,743

Germany	14,349			11,965
U.S.	3,063			2,618
U.K.	2,319			1,664
Other	1,748			1,461
Pension benefits: Recognition of an Additional Minimum Liability (AML)
      The total ABO of the principal pension benefit plans amounted to €24,045 and €19,962, as of September 30, 2005 and 2004, respectively.

SIEMENS AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
      For fiscal 2005 and 2004, the PBO, ABO and fair value of plan assets for the principal pension benefit plans whose ABO exceeded the fair value of plan assets at the measurement date were as follows:

	September 30, 2005			September 30, 2004

	Total	Domestic	Foreign	Total	Domestic	Foreign

Projected benefit obligation	24,569	15,932	8,637	18,446	13,851	4,595
Germany	15,932			13,851
U.S.	3,881			866
U.K.	3,098			2,200
Other	1,658			1,529
Accumulated benefit obligation	23,686	15,853	7,833	17,829	13,757	4,072
Germany	15,853			13,757
U.S.	3,476			776
U.K.	2,749			1,966
Other	1,608			1,330
Fair value of plan assets	20,935	14,349	6,586	15,467	11,965	3,502
Germany	14,349			11,965
U.S.	2,973			586
U.K.	2,253			1,643
Other	1,360			1,273

Underfunding of accumulated benefit obligation	(2,751)	(1,504)	(1,247)	(2,362)	(1,792)	(570)

Germany	(1,504)			(1,792)
U.S.	(503)			(190)
U.K.	(496)			(323)
Other	(248)			(57)
      The underfunded ABO of €2,751 (the Minimum Liability) was recorded as an accrued pension liability. Subsequent to the measurement date, the accrued pension liability was reduced by cash contributions in the U.S. of €43. Including a pension liability of €41 for principal pension benefit plans whose ABO was not underfunded at their measurement date, the total pension liability for the principal pension benefit plans as of September 30, 2005 totaled €2,749.
      Excluding the AML adjustment, the Company has a net prepaid pension asset of €7,884, primarily related to the transfer of Infineon shares to the domestic pension plans in fiscal 2001 and from the supplemental funding of the domestic pension plans in the past years. This amount together with the underfunded ABO of €2,751, resulted in an AML adjustment of €10,635. Of this amount, €10,573 (€6,749 net of tax) was recorded in AOCI as a separate component of shareholders’ equity and €62 was recorded as an intangible asset.

SIEMENS AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
Pension benefits: Components of NPPC
      The components of the NPPC for the fiscal years ended September 30, 2005, 2004 and 2003 were as follows:

	Year ended			Year ended			Year ended
	September 30, 2005			September 30, 2004			September 30, 2003

	Total	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign

Service cost	579	307	272	469	212	257	484	212	272
Interest cost	1,121	726	395	1,105	742	363	1,121	767	354
Expected return on plan assets	(1,291)	(905)	(386)	(1,154)	(813)	(341)	(1,107)	(814)	(293)
Amortization of:
Unrecognized prior service cost (benefits)	(9)	(19)	10	10	—	10	12	—	12
Unrecognized net losses	561	475	86	623	520	103	451	392	59
Unrecognized net transition asset	—	—	—	(2)	—	(2)	—	—	—
Loss due to settlements and curtailments	3	—	3	—	—	—	8	—	8

Net periodic pension cost	964	584	380	1,051	661	390	969	557	412

Germany	584			661			557
U.S.	190			217			240
U.K.	149			132			111
Other	41			41			61
      For the Siemens German Pension Trust, the determination of the expected return on plan assets and the amortization of unrecognized net losses are based on a market-related value of plan assets calculated using the average of historical market values of plan assets over four quarters. This market-related value was €13,730 and €12,094 as of September 30, 2005 and 2004, respectively, €449 below and €129 above, respectively, the fair value of plan assets of the Siemens German Pension Trust. For all other plans, the market-related value of plan assets is equal to the fair value of plan assets as of the measurement date. If any significant supplemental contributions are made after the measurement date, these contributions will be considered on a pro-rata basis when determining the total expected return on plan assets for the respective fiscal year.
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
      The amortization of unrecognized net losses is mainly due to negative developments in the international capital markets during fiscal 2002 and 2001, as well as the effect of reductions in the discount rate assumption used to calculate the PBO in fiscal 2003. Net actuarial losses increased during fiscal 2005 predominantly due to a reduction of the discount rate assumption used to measure the PBO, partially offset by actuarial gains resulting from pension assets where actual returns exceed expected returns. The net effect did not impact NPPC for fiscal 2005 but will increase amortization of unrecognized net losses in future periods. The supplemental cash contributions in fiscal 2005 and 2004 resulted in an increase in expected absolute return on plan assets.
Pension benefits: Assumptions for the calculation of the PBO and NPPC
      Assumed discount rates, compensation increase rates and pension progression rates used in calculating the PBO together with long-term rates of return on plan assets vary according to the economic conditions of the country in which the retirement plans are situated or where plan assets are invested as well as capital market expectations.

SIEMENS AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
      The weighted-average assumptions used for the actuarial valuation of the PBO as of the respective measurement date (June 30 or September 30), were as follows:

	Year ended September 30,

	2005			2004

	Total	Domestic	Foreign	Total	Domestic	Foreign

Discount rate	4.5%	4.35%	4.9%	5.5%	5.25%	5.9%
Germany	4.35%			5.25%
U.S.	5.25%			6.5%
U.K.	4.9%			5.7%
Rate of compensation increase	2.6%	2.25%	3.2%	2.6%	2.25%	3.3%
Germany	2.25%			2.25%
U.S.	3.25%			3.25%
U.K.	3.7%			4.0%
Rate of pension progression	1.2%	1.0%	2.0%	1.3%	1.0%	2.3%
Germany	1.0%			1.0%
U.K.	2.7%			2.8%
      The assumptions used for the calculation of the PBO as of the measurement date (June 30 or September 30), of the preceding fiscal year are used to determine the calculation of interest cost and service cost of the following year. Therefore, the assumptions used for the calculation of the NPPC for fiscal 2006 are already determined. Regarding the assumption of the expected rate of return on plan assets, the Company decided to maintain the same fiscal 2005 return for fiscal 2006 for the majority of its principal pension plans. Accordingly, the total expected return for fiscal 2006 will be based on such expected rate of return multiplied by the market-related value of plan assets at the fiscal 2005 measurement date. The market related value and thus the expected return on plan assets are adjusted for significant events after measurement date, such as a supplemental funding. Due to the implementation of the BSAV in fiscal 2004, the effect of the compensation increase on the domestic pension plans is substantially eliminated.
      The weighted-average assumptions used for determining the NPPC for the fiscal years ended September 30, 2006, 2005, 2004 and 2003 are shown in the following table:

	Year ended			Year ended			Year ended			Year ended
	September 30, 2006			September 30, 2005			September 30, 2004			September 30, 2003

	Total	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign

Discount rate	4.5%	4.35%	4.9%	5.5%	5.25%	5.9%	5.4%	5.25%	5.6%	6.0%	5.75%	6.4%
Germany	4.35%			5.25%			5.25%			5.75%
U.S.	5.25%			6.5%			6.25%			7.25%
U.K	4.9%			5.7%			5.4%			5.7%
Expected return on plan assets	6.7%	6.7%	6.7%	6.7%	6.75%	6.6%	6.7%	6.75%	6.6%	6.7%	6.75%	6.7%
Germany	6.7%			6.75%			6.75%			6.75%
U.S	6.95%			6.95%			6.95%			6.95%
U.K.	6.75%			6.85%			6.85%			6.85%
Rate of compensation increase	2.6%	2.25%	3.2%	2.6%	2.25%	3.3%	2.5%	2.25%	2.9%	3.1%	2.75%	3.9%
Germany	2.25%			2.25%			2.25%			2.75%
U.S.	3.25%			3.25%			3.0%			4.25%
U.K.	3.7%			4.0%			3.6%			4.1%
Rate of pension progression	1.2%	1.0%	2.0%	1.3%	1.0%	2.3%	1.4%	1.25%	2.1%	1.4%	1.25%	2.3%
Germany	1.0%			1.0%			1.25%			1.25%
U.K.	2.7%			2.8%			2.6%			2.5%

SIEMENS AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
     The discount rate assumptions reflect the rates available on high-quality, fixed-income investments of appropriate duration at the measurement date of each plan. The expected return on plan assets is determined on a uniform basis, considering long-term historical returns, asset allocation, and future estimates of long-term investment returns. Actuarial assumptions not shown in the table above, such as employee turnover, mortality, disability, etc., remained primarily unchanged in 2005.
Pension benefits: Sensitivity Analysis
      A one-percentage-point change of the established assumptions mentioned above, used for the calculation of the NPPC for fiscal 2006, and a change of the market-related value of plan assets of €500, as of September 30, 2005, would result in the following increase/(decrease) of the fiscal 2006 NPPC:

	Effect on NPPC 2006 due to a

	one-percentage-	one-percentage-
	point/€500	point/€500
	increase	decrease

Discount rate	(255)	328
Expected return on plan assets	(200)	200
Rate of compensation increase	48	(44)
Rate of pension progression	265	(221)
Market-related value of plan assets	(68)	68
      Increases and decreases in the discount rate, rate of compensation increase and rate of pension progression which are used in determining the PBO do not have a symmetrical effect on NPPC primarily due to the compound interest effect created when determining the present value of the future pension benefit. If more than one of the assumptions were changed simultaneously, the cumulative impact would not necessarily be the same as if only one assumption was changed in isolation.
Pension benefits: Additional information concerning changes of the AML and actual returns on plan assets

	Year ended			Year ended			Year ended
	September 30, 2005			September 30, 2004			September 30, 2003

	Total	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign

Change in the minimum liability adjustment within Accumulated other comprehensive income	1,813	896	917	(1,432)	(922)	(510)	1,363	498	865
      The reduction of shareholders’ equity caused by the underfunded ABO increased by €1,813. This increase has no effect on income and was, among other effects, caused by the increase in the ABO as a result of the decrease in discount rate for the domestic and foreign pension plans. Contributions to plan assets had no effect on the AML, resulting in a lower difference between the ABO and the fair value of plan assets while prepaid pension assets before AML adjustments increased by the same amount.

	Year ended			Year ended			Year ended
	September 30, 2005			September 30, 2004			September 30, 2003

	Total	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign

Actual return on plan assets	2,289	1,596	693	1,202	673	529	648	641	7

SIEMENS AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
      The measurement dates for the valuation of certain Siemens pension funds, particularly our funds in the U.S. and U.K., do not coincide with the end of the Company’s fiscal year. While the actual return over the last twelve months amounted to 12.41% or €2,392 billion, the aggregate return on plan assets between their respective measurement dates amounted to 11.91% or €2,289 billion. For the domestic pension plans, €1,596 or 11.88% was realized, as compared to an expected return on plan assets of 6.75% or an amount of €905 that was included in the NPPC. For the foreign pension plans, €693 or 11.98% was realized, as compared to an expected return on plan assets of 6.6% or an amount of €386 that was included in the NPPC.
Pension benefits: Plan Assets
      The asset allocation of the plan assets of the principal pension benefit plans as of the measurement date for fiscal 2005 and 2004 as well as the target asset allocation for fiscal year 2006, are as follows:

		Asset allocation as of the measurement date

	Target asset	September 30, 2005			September 30, 2004
	allocation
Asset class	September 30, 2006	Total	Domestic	Foreign	Total	Domestic	Foreign

Equity	20-50%	31%	25%	43%	26%	18%	44%
Fixed income	40-70%	56%	63%	40%	56%	64%	39%
Real estate	5-15%	8%	7%	9%	9%	8%	10%
Cash	5-15%	5%	5%	8%	9%	10%	7%

		100%	100%	100%	100%	100%	100%

      The asset allocation represents the plan assets exposure to market risk. For example, an equity instrument whose risk is hedged by a derivative is not reported as equity but under cash. Current asset allocation is biased towards high quality government and selected corporate bonds.
      Siemens constantly reviews the asset allocation in light of the duration of its pension liabilities and analysis trends and events that may affect asset values in order to initiate appropriate measures at a very early stage.
Pension benefits: Pension Plan Funding
      Contributions made by the Company to its principal pension benefit plans in fiscal 2005 and 2004, as well as those planned in fiscal 2006, are as follows:

	(Unaudited)
	Year ended
	September 30, 2006			Year ended			Year ended
	(expected)			September 30, 2005			September 30, 2004

	Total	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign

Regular funding	611	321	290	535	159	376	518	236	282
Supplemental cash Contributions	—	—	—	1,496	1,380	116	1,255	700	555

Total	611	321	290	2,031	1,539	492	1,773	936	837

      In fiscal 2005, €1,496 in cash was contributed in October 2004, as follows: €1,380 to the domestic pension plans and €116 to the pension plans in the U.S. In fiscal 2004, €1,255 in cash was contributed in October 2003, as follows: €700 to the domestic pension plans and €555 to the pension plans in the U.S.
      Regular funding is generally based on the level of service costs incurred. For the BSAV funding corresponds to the contributions to the beneficiaries account. Future funding decisions for the Company’s pension plans will

SIEMENS AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
be made with due consideration of developments affecting plan assets and pension liabilities, taking into account minimum funding requirements abroad and local tax deductibility.
Pension benefits: Pension benefit payments
      The following overview comprises pension benefits paid out of the principal pension benefit plans during the years ended September 30, 2005 and 2004, and expected pension payments for the next five years and in the aggregate for the five years thereafter (undiscounted):

	Total	Domestic	Foreign

Pension benefits paid
2004	991	715	276
2005	1,032	751	281
Expected pension payments
2006	1,134	789	345
2007	1,151	796	355
2008	1,207	832	375
2009	1,236	854	382
2010	1,261	872	389
2011-2015	7,178	4,829	2,349
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
      Other postretirement benefits are illustrated in detail in the subsequent sections with regard to:

•	Obligations and funded status,

•	Plan assets,

•	Components of net periodic benefit cost for other postretirement benefits,

•	Assumptions used in the calculation of the APBO and the net periodic benefit cost for other postretirement benefits, and

•	Benefit payments.

SIEMENS AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
Other postretirement benefits: Obligations and funded status
      The funded status of plan assets and a reconciliation of the funded status to the amounts recognized in the Consolidated Balance Sheets is as follows:

	September 30, 2005			September 30, 2004

	Total	Domestic	Foreign	Total	Domestic	Foreign

Fair value of plan assets	3	—	3	5	—	5
Accumulated postretirement benefit obligation	919	394	525	939	443	496

Funded status	(916)	(394)	(522)	(934)	(443)	(491)
Unrecognized net gain	(357)	(318)	(39)	(373)	(274)	(99)
Unrecognized prior service benefits	(44)	—	(44)	(11)	—	(11)
Unrecognized net transition obligation	—	—	—	1	—	1

Net amount recognized	(1,317)	(712)	(605)	(1,317)	(717)	(600)

      The following table shows a detailed reconciliation of the changes in the benefit obligation for other postretirement benefits for the years ended September 30, 2005 and 2004:

	September 30, 2005			September 30, 2004

	Total	Domestic	Foreign	Total	Domestic	Foreign

Change in benefit obligations:
Accumulated postretirement benefit obligation at beginning of year	939	443	496	1,088	482	606
Foreign currency exchange rate changes	13	—	13	(31)	—	(31)
Service cost	26	14	12	44	17	27
Interest cost	52	23	29	60	26	34
Settlements and curtailments	(4)	—	(4)	(3)	—	(3)
Plan participant’s contributions	2	—	2	2	—	2
Plan amendments and other	(41)	—	(41)	(4)	7	(11)
Actuarial (gains) losses, net	(6)	(59)	53	(170)	(65)	(105)
Acquisitions	—	—	—	10	1	9
Divestments	(7)	(7)	—	(2)	(2)	—
Benefits paid	(55)	(20)	(35)	(55)	(23)	(32)

Accumulated postretirement benefit obligation at end of year	919	394	525	939	443	496

SIEMENS AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
Other postretirement benefits: Plan assets
      The following table shows the change in plan assets for fiscal 2005 and 2004:

	September 30, 2005			September 30, 2004

	Total	Domestic	Foreign	Total	Domestic	Foreign

Change in plan assets
Fair value of plan assets at beginning of year	5	—	5	3	—	3
Employer contributions	31	—	31	32	—	32
Plan participant’s contributions	2	—	2	2	—	2
Benefits paid	(35)	—	(35)	(32)	—	(32)

Fair value of plan assets at year end	3	—	3	5	—	5

Other postretirement benefits: Components of net periodic benefit cost
      The components of the net periodic benefit cost for other postretirement benefits for the years ended September 30, 2005, 2004 and 2003 are as follows:

	Year ended			Year ended			Year ended
	September 30, 2005			September 30, 2004			September 30, 2003

	Total	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign

Service cost	26	14	12	44	17	27	42	19	23
Interest cost	52	23	29	60	26	34	66	30	36
Amortization of:
Unrecognized prior service benefits	(10)	—	(10)	(7)	—	(7)	(5)	—	(5)
Unrecognized net (gains)/losses	(19)	(15)	(4)	(10)	(12)	2	(13)	(7)	(6)
Net gain due to settlements and curtailments	(4)	—	(4)	(3)	—	(3)	(27)	—	(27)

Net periodic benefit cost	45	22	23	84	31	53	63	42	21

Other postretirement benefits: Assumptions used in the calculation of the APBO and net periodic benefit cost
      Discount rates and other key assumptions used for transition payments in Germany are the same as those utilized for domestic pension benefit plans.
      The weighted-average assumptions used in calculating the actuarial values for the postretirement healthcare and life insurance benefits, primarily in the U.S., are as follows:

	Year ended	Year ended	Year ended
	September 30, 2005	September 30, 2004	September 30, 2003

Discount rate	5.25%	6.5%	6.25%
Medical trend rates (initial/ ultimate /year):
Medicare ineligible pre-65	9%/5%/2010	10%/5%/2010	8.33%/5%/2007
Medicare eligible post-65	9%/5%/2010	10%/5%/2010	8.33%/5%/2007
Fixed dollar benefit	4.5%	4.5%	6%
Dental trend rates (initial/ultimate/year)	6%/5%/2021	6%/5%/2021	6%/5%/2021
      The health care assumptions may be significantly influenced by the expected progression in health care expense. A one-percentage-point change in the healthcare trend rates would have resulted in the following

SIEMENS AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
increase/(decrease) of the accumulated postretirement benefit obligation and the service and interest cost as of and for the year ended September 30, 2005:

	September 30, 2005
	One-percentage-point

	increase	decrease

Effect on accumulated postretirement benefit obligation	59	(49)
Effect on total of service and interest cost components	6	(4)
Other postretirement benefits: Benefit payments
      The following overview comprises benefit payments for other postretirement benefits paid out of the principal other defined benefit postretirement plans during the years ended September 30, 2005 and 2004, and expected pension payments for the next five years and in the aggregate for the five years thereafter (undiscounted):

	Total	Domestic	Foreign

Payments for other postretirement benefits
2004	55	23	32
2005	55	20	35
Expected payments for other postretirement benefits
2006	52	23	29
2007	57	28	29
2008	63	34	29
2009	56	27	29
2010	59	29	30
2011-2015	388	238	150
      Since the benefit obligations for other postretirement benefits are generally not funded, such payments will impact the current operating cash flow of the Company.
22. Other accruals and provisions

	September 30,

	2005	2004

Product warranties	796	728
Asset retirement obligations	499	478
Deferred income	324	356
Other long-term accruals	3,200	2,454

	4,819	4,016

      The Company is subject to asset retirement obligations related to certain tangible long-lived assets. Such asset retirement obligations are primarily attributable to environmental clean-up costs which amounted to €499, and €513, respectively, as of September 30, 2005 and 2004 (thereof non-current portion of €461, and €445, respectively) and to costs primarily associated with the removal of leasehold improvements at the end of the lease term amounting to €43, and €39, respectively as of September 30, 2005 and 2004 (thereof non-current portion of €38 and €33, respectively).
      Environmental clean-up costs are mainly related to remediation and environmental protection liabilities which have been accrued for the estimated costs of decommissioning facilities for the production of uranium and

SIEMENS AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
mixed-oxide fuel elements in Hanau, Germany (Hanau facilities), as well as in Karlstein, Germany (Karlstein facilities). According to the German Atomic Energy Act, when such a facility is closed, the resulting radioactive waste must be collected and delivered to a government-developed final storage facility. In this regard, the Company has developed a plan to decommission the Hanau and Karlstein facilities in the following steps: clean-out, decontamination and disassembly of equipment and installations, decontamination of the facilities and buildings, sorting of radioactive materials, and intermediate and final storage of the radioactive waste. This process will be supported by continuing engineering studies and radioactive sampling under the supervision of German federal and state authorities. The decontamination, disassembly and sorting activities are planned to continue in Hanau until 2007 and in Karlstein until 2010; thereafter, the Company is responsible for intermediate storage of the radioactive materials until a final storage facility is available. The final location is not expected to be available before approximately 2030. The ultimate costs of the remediation are contingent on the decision of the federal government on the location of the final storage facility and the date of its availability. Consequently, the accrual is based on a number of significant estimates and assumptions. The Company does not expect any recoveries from third parties and did not reduce the accruals for such recoveries. The Company believes that it has adequately provided for this exposure. The impact of the adoption of SFAS 143 in fiscal 2003, principally relates to the application of current credit-adjusted risk-free interest rates. The interest rates for the environmental liabilities relating to the decommissioning of the Hanau and Karlstein facilities, ranging from approximately 4% to 5% prior to the adoption of SFAS 143, have been adjusted to a range from approximately 3% to 6%. The rates are determined based on the differing durations of the steps of decommissioning. As of September 30, 2005 and 2004, the accrual totals €499 and €513, respectively, and is recorded net of a present value discount of €1,472, and €1,471, respectively. The total expected payments for each of the next five fiscal years and the total thereafter are €40, €19, €17, €18, €12, and €1,865 (includes €1,789 for the estimated costs associated with final storage in 2033).
      The Company recognizes the accretion of the liability for the Hanau facility using the effective interest method. During the years ended September 30, 2005, 2004 and 2003, the Company recognized €26, €26 and €22, respectively, in accretion expense in Other operating income (expense), net.
      The cumulative effect of initially applying SFAS 143 in fiscal 2003 amounted to a positive €36 (net of income taxes). Had SFAS 143 been applied as of the beginning of fiscal 2003, the impact on the liability recorded, net income and earnings per share would not have been material.
      The current and non-current portion of asset retirement obligations developed as follows:

	Year ended	Year ended
	September 30,	September 30,
	2005	2004

Aggregate carrying amount as of the beginning of fiscal year (thereof current portion of €74 and €97)	552	592
Liabilities incurred in the current period	12	4
Liabilities settled in the current period	(62)	(87)
Accretion expense	28	28
Revision in estimated cash flows	12	15

Aggregate carrying amount as of fiscal year-end (thereof current portion of €43 and €74)	542	552

SIEMENS AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
23. Shareholders’ equity
Common stock and Additional paid-in capital
      As of September 30, 2005, the Company’s common stock totaled €2,673 divided into 891,085 thousand shares with no par value and a notional value of €3.00 per share. Each share of common stock is entitled to one vote.
      As of September 30, 2004 and 2003, the Company’s common stock totaled €2,673 and €2,673 representing 891,076 thousand shares and 890,866 thousand shares, respectively.
      The following table provides a summary of outstanding capital and the changes in authorized and conditional capital for fiscal years 2005, 2004 and 2003:

	Common stock		Authorized capital		Conditional capital
	(authorized and issued)		(not issued)		(not issued)

	in	in	in	in	in	in
	thousands	thousand	thousands	thousand	thousands	thousand
	of €	shares	of €	shares	of €	shares

As of October 1, 2002	2,671,122	890,374	766,630	255,543	194,093	64,698
Settlement to former SNI shareholders	1,477	492	—	—	(1,477)	(492)
New approved capital	—	—	250,000	83,334	267,000	89,000
Expired capital	—	—	(300,000)	(100,000)	—	—

As of September 30, 2003	2,672,599	890,866	716,630	238,877	459,616	153,206
Stock options	195	65	—	—	(195)	(65)
Settlement to former SNI shareholders	433	145	—	—	(433)	(145)
New approved capital	—	—	600,000	200,000	733,528	244,509
Expired capital	—	—	(650,000)	(216,667)	(267,000)	(89,000)

As of September 30, 2004	2,673,227	891,076	666,630	222,210	925,516	308,505
Settlement to former SNI shareholders	29	9	—	—	(29)	(9)

As of September 30, 2005	2,673,256	891,085	666,630	222,210	925,487	308,496

Capital increases
      In fiscal 2004, common stock increased by €195 thousand through the issuance of 65 thousand shares from the conditional capital to service the stock option plans. No such increases incurred in fiscal 2003 and 2005. In fiscal 2005, the Company repurchased its own common stock to accommodate stock-based compensation plans.
      In fiscal 2005, 2004 and 2003, common stock increased by €29 thousand, €433 thousand and €1,477 thousand, respectively, through the issuance of 9 thousand shares, 145 thousand shares and 492 thousand shares, respectively, from the conditional capital as settlement to former shareholders of Siemens Nixdorf Informationssysteme AG (SNI AG).
Authorized, unissued capital
      On September 30, 2005, 2004 and 2003, the Company’s authorized but unissued capital totaled €667, €667 and €717 or 222,210 thousand, 222,210 thousand and 238,877 thousand common shares, respectively.

SIEMENS AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
      Authorized Capital 2004 replaced Authorized Capital 2001/I of €400 (representing 133 million shares) and Authorized Capital 2003 of €250 (representing 83 million shares) by resolution of the Annual Shareholders’ Meeting on January 22, 2004. The Company’s shareholders authorized the Managing Board with the approval of the Supervisory Board to increase the capital stock by up to €600 through the issuance of up to 200 million new shares against cash contributions and/or contributions in kind (Authorized Capital 2004). The Managing Board is authorized to determine, with the approval of the Supervisory Board, the further content of the rights embodied in the shares and the conditions of the share issue. The Managing Board is authorized, with the approval of the Supervisory Board, to exclude pre-emptive rights of shareholders in the event of capital increases against contributions in kind and in certain pre-stipulated circumstances against cash. The Authorized Capital 2004 will expire on January 21, 2009.
      Authorized Capital 2001/II authorizes the Managing Board, with the approval of the Supervisory Board, to increase capital stock by up to €67 (representing 22 million shares) against contributions in cash until February 1, 2006 for the purpose of issuing them exclusively to employees of the Company and its subsidiaries, provided these subsidiaries are not listed companies themselves and do not have their own employee share schemes. Pre-emptive rights of existing shareholders are excluded. The Managing Board is authorized to determine, with the approval of the Supervisory Board, the further content of the rights embodied in the shares and the conditions of the share issue.
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
      On February 22, 2001, the Company’s shareholders authorized the Managing Board with the approval of the Supervisory Board to increase the common stock by up to €400 through the issuance of up to 133,333,334 shares for offer to existing shareholders until February 1, 2006 (Authorized Capital 2001/I). As mentioned above, Authorized Capital 2001/I was replaced by resolution of the Annual Shareholders’ Meeting on January 22, 2004.
Conditional capital (unissued)
      Conditional capital to service the 2001 and 1999 Siemens Stock Option Plan amounts to €191, €191 and €192 as of September 30, 2005, 2004 and 2003, respectively.
      Conditional capital provided to service the issuance of bonds with conversion rights or warrants amounts to €734, €734, and €267 as of September 30, 2005, 2004 and 2003, respectively.
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
      By resolution of the Annual Shareholders’ Meeting on February 22, 2001, conditional share capital of €147 was approved to service the 2001 Siemens Stock Option Plan (Conditional Capital 2001). In addition, conditional

SIEMENS AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
capital amounting to €44 as of September 30, 2005, and 2004, was approved by the Company’s shareholders to service the 1999 Siemens Stock Option Plan and the 2001 Siemens Stock Option Plan (Conditional Capital 1999).
      As of September 30, 2005, 2004 and 2003 conditional capital of €0.6, €0.6 and €1, respectively, provides for the settlement offered to former shareholders of SNI AG who had not tendered their SNI share certificates.
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
Treasury stock
      At the January 2005 Annual Shareholders’ Meeting, the Company’s shareholders authorized the Company to repurchase up to 10% of the €2,673 common stock until July 26, 2006, for issuance to employees and stock-based compensation plan participants, to accommodate option and conversion rights attached with bonds issued by the Company including its subsidiaries, for sale via a stock exchange or for retiring those shares with the approval of the Supervisory Board. In addition, the Supervisory Board is authorized to transfer repurchased shares to members of the Managing Board of Siemens as stock-based compensation with a waiting period of at least two years.
      In fiscal 2005, the Company repurchased a total of 3,549 thousand shares at an average price of €61.78 per share to accommodate the Company’s stock-based compensation plans. In fiscal 2005, 1,691 thousand shares were sold in conjunction with the exercise of stock options and 1,849 thousand shares were issued to employees under a compensatory employee share purchase program. See Note 27 for additional information on stock-based compensation. As of September 30, 2005, 9,004 shares of stock remained in treasury with a carrying amount of €0.6.
      In fiscal 2004, the Company repurchased a total of 1,703 thousand shares at an average price of €62.24 per share in addition to the 1 thousand shares of treasury stock held at beginning of the fiscal year. Of these shares, 1,704 thousand were sold to employees. The majority of these shares was sold to employees at a preferential price of €40.90 per share during the second quarter of fiscal 2004. As of September 30, 2004, 250 shares of stock remained in treasury with a carrying amount of €15 thousand.
      In fiscal 2003, Siemens repurchased a total of 2,903 thousand shares at an average price of €43.84 per share in addition to the 50 thousand shares of treasury stock held at beginning of the fiscal year. Of these shares, 2,952 thousand were sold to employees. The majority of these shares was sold to employees at a preferential price of €29 per share during the second quarter of fiscal 2003. As of September 30, 2003, 1 thousand shares of stock remained in treasury with a carrying amount of €52 thousand.

SIEMENS AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
Accumulated other comprehensive income (loss)
      The changes in the components of other comprehensive income are as follows:

	Year ended September 30,

	2005			2004			2003

		Tax			Tax			Tax
	Pretax	effect	Net	Pretax	effect	Net	Pretax	effect	Net

Changes in unrealized gains (losses) on securities:
Unrealized holding gains (losses) for the period	271	(108)	163	218	(79)	139	334	(87)	247
Reclassification adjustments for (gains) losses included in net income	(265)	89	(176)	(75)	13	(62)	25	(4)	21

Net unrealized gains (losses) on available-for-sale securities	6	(19)	(13)	143	(66)	77	359	(91)	268
Changes in unrealized gains (losses) on derivative financial instruments:
Unrealized gains (losses) on derivative financial instruments	(165)	64	(101)	73	(33)	40	179	(68)	111
Reclassification adjustments for (gains) losses included in net income	(71)	28	(43)	(111)	43	(68)	(141)	54	(87)

Net unrealized gains (losses) on derivative financial instruments	(236)	92	(144)	(38)	10	(28)	38	(14)	24
Minimum pension liability	(1,935)	690	(1,245)	1,397	(532)	865	(1,477)	499	(978)
Foreign-currency translation adjustment	483	—	483	(249)	—	(249)	(695)	—	(695)

	(1,682)	763	(919)	1,253	(588)	665	(1,775)	394	(1,381)

Miscellaneous
      Under the German Stock Corporation Act, the amount of dividends available for distribution to shareholders is based upon the earnings of Siemens AG as reported in its statutory financial statements determined in accordance with the German Commercial Code (Handelsgesetzbuch). During the fiscal year ended September 30, 2005, Siemens AG management distributed an ordinary dividend of €1,112 (€1.25 per share) of the 2004 earnings of Siemens AG as a dividend to its shareholders. During the years ended September 30, 2004 and 2003, Siemens AG management distributed €978 (€1.10 per share) of the fiscal 2003 earnings and €896 (€1.00 per share) of the 2002 earnings of Siemens AG as a dividend to its shareholders.
24. Commitments and contingencies
Guarantees and other commitments
      The following table presents the undiscounted amount of maximum potential future payments for each major group of guarantee:

	September 30,

	2005	2004

Guarantees
Credit guarantees	362	341
Guarantees of third-party performance	829	370
Other guarantees	602	525

	1,793	1,236

SIEMENS AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
      Credit guarantees cover the financial obligations of third parties in cases where Siemens is the vendor and/or contractual partner. These guarantees generally provide that in the event of default or non-payment by the primary debtor, Siemens will be required to pay such financial obligations. In addition, Siemens provides credit guarantees generally as credit-line guarantees with variable utilization to associated and related companies. The maximum amount of these guarantees is subject to the outstanding balance of the credit or, in case where a credit line is subject to variable utilization, the nominal amount of the credit line. These guarantees usually have terms of between one year and five years. Except for statutory recourse provisions against the primary debtor, credit guarantees are generally not subject to additional contractual recourse provisions. As of September 30, 2005 and 2004, the Company has accrued €36 and €82, respectively, relating to credit guarantees.
      Furthermore, Siemens issues Guarantees of third-party performance, which include performance bonds and guarantees of advanced payments in cases where Siemens is the general or subsidiary partner in a consortium. In the event of non-fulfillment of contractual obligations by the consortium partner(s), Siemens will be required to pay up to an agreed-upon maximum amount. These agreements span the term of the contract, typically ranging from three months to seven years. Generally, consortium agreements provide for fallback guarantees as a recourse provision among the consortium partners. No significant liability has been recognized in connection with these guarantees.
      Other guarantees include indemnifications issued in connection with dispositions of business entities. Such indemnifications protect the buyer from tax, legal and other risks related to the purchased business entity. As of September 30, 2005 and 2004, the total accruals for Other guarantees amounted to €106 and €156, respectively.
      As of September 30, 2005, future payment obligations under non-cancellable operating leases are as follows:

2006	628
2007	515
2008	409
2009	299
2010	247
Thereafter	583
      Total operating rental expense for the years ended September 30, 2005, 2004 and 2003 was €836, €769, and €530 respectively.
      As of September 30, 2005 and 2004, the Company has commitments to make capital contributions of €148 and €212, respectively, to other companies.
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
          Hedging activities
      The Company’s operating units applied hedge accounting for certain significant anticipated transactions and firm commitments denominated in foreign currencies. Specifically, the Company entered into foreign exchange contracts to reduce the risk of variability of future cash flows resulting from forecasted sales and purchases and firm commitments resulting from its business units entering into long-term contracts (project business) and standard product business which are denominated primarily in U.S. dollars.
      Cash flow hedges—Changes in fair value of forward exchange contracts that were designated as foreign-currency cash flow hedges are recorded in AOCI as a separate component of shareholders’ equity. During the years ended September 30, 2005, 2004 and 2003, net gains of €37, €21 and €40, respectively, were reclassified from AOCI into cost of sales because the occurrence of the related hedged forecasted transaction was no longer probable.
      It is expected that €83 of net deferred losses in AOCI will be reclassified into earnings during the year ended September 30, 2006 when the hedged forecasted foreign-currency denominated sales and purchases occur.
      As of September 30, 2005, the maximum length of time over which the Company is hedging its future cash flows associated with foreign-currency forecasted transactions is 88 months.

SIEMENS AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
      Fair value hedges—As of September 30, 2005 and 2004, the Company hedged firm commitments using forward exchange contracts that were designated as foreign-currency fair value hedges of future sales related primarily to the Company’s project business and, to a lesser extent, purchases. As of September 30, 2005 and 2004, the hedging transactions resulted in the recognition of an Other current asset of €16 and €20, respectively and Other current liability of €7 and €33, respectively, for the hedged firm commitments, whose changes in fair value were charged to cost of sales. Changes in fair value of the derivative contracts were also recorded in cost of sales. During the year ended September 30, 2005 and 2004 no net gains and losses were recognized in cost of sales because the hedged firm commitment no longer qualified as a fair value hedge. In fiscal 2003, a net loss of €13 was recognized in cost of sales because the hedged firm commitment no longer qualified as a fair value hedge.
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
          Fair value hedges of fixed-rate debt obligations
      Under the interest rate swap agreements outstanding during the years ended September 30, 2005 and 2004, the Company agrees to pay a variable rate of interest multiplied by a notional principle amount, and receive in return an amount equal to a specified fixed rate of interest multiplied by the same notional principal amount. These interest rate swap agreements offset an impact of future changes in interest rates on the fair value of the underlying fixed-rate debt obligations. The interest rate swap contracts are reflected at fair value in the Company’s Consolidated Balance Sheet and the related portion of fixed-rate debt being hedged is reflected at an amount equal to the sum of its carrying amount plus an adjustment representing the change in fair value of the debt obligations attributable to the interest rate risk being hedged. Changes in the fair value of interest rates swap contracts, and the offsetting changes in the adjusted carrying amount of the related portion of fixed-rate debt being hedged, are recognized as adjustments to the line item Income (expense) from financial assets and

SIEMENS AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
marketable securities, net in the Consolidated Statements of Income. Net cash receipts and payments relating to such interest rate swap agreements are recorded to interest expense.
      The Company had interest rate swap contracts to pay variable rates of interest (average rate of 2.4% as of September 30, 2005 and 2004) and received fixed rates of interest (average rate of 5.3% and 5.2% as of September 30, 2005 and 2004). The notional amount of indebtedness hedged as of September 30, 2005 and 2004 was €3,595 and €3,756, respectively. This resulted in 45% and 44% of the Company’s underlying notes and bonds being subject to variable interest rates as of September 30, 2005 and 2004, respectively. The notional amounts of these contracts mature at varying dates based on the maturity of the underlying hedged items. The net fair value of interest rate swap contracts used to hedge indebtedness as of September 30, 2005 and 2004 was €259 and €229, respectively.
          Cash flow hedges of revolving term deposits
      During the years ended September 30, 2005 and 2004, the Company applied cash flow hedge accounting for a revolving term deposit. Under the interest rate swap agreements entered, the Company agrees to pay a variable rate of interest multiplied by a notional principle amount, and to receive in return an amount equal to a specified fixed rate of interest multiplied by the same notional principal amount. These interest rate swap agreements offset the effect of future changes in interest payments of the underlying variable-rate term deposit. The interest rate swap contracts are reflected at fair value and the effective portion of changes in fair value of the interest rate swap contracts that were designated as cash flow hedges are recorded in AOCI as a separate component of shareholders’ equity. It is expected that €4 of net deferred gains in AOCI will be reclassified into interest income during fiscal 2006, when the interest payments from the term deposits occur.
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
      As of September 30, 2005 and 2004, the net fair value of derivative financial instruments amounted to €172 and €489, respectively, which was recorded on the Consolidated Balance Sheets in Other current assets amounting to €812 and €693, respectively, and Other current liabilities in the amount of €640 and €204, respectively.
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

	September 30,

	2005	2004

Fair value	3,935	4,293
Carrying amount	3,768	4,122
Financing receivables
      Long-term fixed-rate and variable-rate receivables are evaluated by the Company based on parameters such as interest rates, specific country risk factors, individual creditworthiness of the customer and the risk characteristics of the financed project. Based on this evaluation, allowances are taken to account for the expected losses of these receivables. As of September 30, 2005 and 2004, the carrying amounts of such receivables, net of allowances, approximates their fair value.
Debt
      The fair value of debt is estimated by discounting future cash flows using rates currently available for debt of similar terms and remaining maturities. As of September 30, 2005 and 2004, the fair value and carrying amount of debt is as follows:

	September 30,

	2005	2004

Fair value	12,994	11,663
Carrying amount	12,435	11,219

SIEMENS AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
27. Stock-based compensation
      In fiscal 2005, the Company introduced stock awards as another type of compensation. Stock awards granted in fiscal 2005 resulted in a significant reduction in the number of stock options awarded as compared with fiscal 2004.
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
Stock Option Plans
          Description of plans—1999 Siemens Stock Option Plan
      As part of a stock option plan for members of the Managing Board, key executives and other eligible employees, the Company’s shareholders authorized the Managing Board on February 18, 1999 to distribute non-transferable options exercisable for up to an aggregate of 10 million common shares. The authority to distribute options under this plan would have originally expired on February 18, 2004. With the ratification by Siemens shareholders of the 2001 Siemens Stock Option Plan (further details see below), the 1999 Siemens Stock Option Plan (the 1999 Plan) has been terminated and further options have not been granted.
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
      Stock options may be granted within a period of 30 days after publication of the results for the fiscal year or quarter then ended. The Supervisory Board decides how many options to grant to the Managing Board, and the Managing Board decides how many options to grant to key executives officers and other eligible employees. Option grants to members of the Managing Board may only be made once annually after the close of the fiscal year.
      The issuance of stock options to members of the Managing Board on or after October 1, 2003, is subject to the proviso that the Supervisory Board may restrict the stock option exercise in the event of extraordinary, unforeseen changes in the market price of the Siemens share. Those restrictions may reduce the number of options exercisable by each Board Member, provide for an exercise in cash for a constricted amount only, or suspend the exercise of the option until the extraordinary effects on the share price have ceased. The fair value of the awards has not been adjusted for effects resulting from such restrictions. Reasonable estimates cannot be made until it is probable that such adverse events will occur. Since it is not possible to reasonably estimate the fair value of those options at the grant date, compensation costs are determined based on the current intrinsic value of the option until the date at which the number of shares to which a Board member is entitled to and the exercise price are determinable. Upon that date, fair value will be determined in accordance with the fair value recognition provisions of SFAS 123, Accounting for Stock-Based Compensation based on an appropriate fair value option pricing model.
      In November 2004, the Supervisory Board and Managing Board granted options to 624 key executives for 2,945,035 shares with an exercise price of €72.54 of which options for 296,270 shares were granted to the Managing Board. In November 2003, the Supervisory Board and Managing Board granted options to 5,625 key executives for 8,678,752 shares with an exercise price of €73.25 of which options for 262,500 shares were granted to the Managing Board. In November 2002, the Supervisory Board and Managing Board granted options to 5,814 key executives for 9,397,005 shares with an exercise price of €53.70 of which options for 345,000 shares were granted to the Managing Board.

	Year ended September 30,

	2005		2004		2003

		Weighted average		Weighted average		Weighted average
	Options	exercise price	Options	exercise price	Options	exercise price

Outstanding, beginning of period	28,054,326	€70.86	20,410,876	€69.82	11,648,767	€82.85
Granted	2,945,035	€72.54	8,678,752	€73.25	9,397,005	€53.70
Options exercised	(1,696,362)	€54.31	(65,063)	€57.73	—	—
Options forfeited	(691,443)	€74.41	(970,239)	€71.18	(634,896)	€70.28

Outstanding, end of period	28,611,556	€71.93	28,054,326	€70.86	20,410,876	€69.82

Exercisable, end of period	17,486,809	€71.21	10,804,159	€82.91	4,573,058	€76.36

SIEMENS AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
      The following table summarizes information on stock options outstanding and exercisable at September 30, 2005:

Options outstanding				Options exercisable

		Weighted average	Weighted
	Options	remaining life	average	Number	Weighted average
Exercise prices	outstanding	(years)	exercise price	exercisable	exercise price

€53.70	7,185,600	2	€53.70	7,185,600	€53.70
€57.73	1,227,245	1	€57.73	1,227,245	€57.73
€72.54	2,907,680	4	€72.54	—	—
€73.25	8,217,067	3	€73.25	—	—
€86.23	2,809,396	2	€86.23	2,809,396	€86.23
€87.19	6,264,568	1	€87.19	6,264,568	€87.19
          Fair value information
      The Company’s determination of the fair value of grants is based on a Black-Scholes option pricing model. The fair value of grants made during the years ended September 30, 2005, 2004 and 2003, are as follows:

	Assumptions at grant date

	2005	2004	2003

Risk-free interest rate	2.72%	3.22%	3.31%
Expected dividend yield	2.07%	1.80%	2.23%
Expected volatility	20.38%	31.85%	53.49%
Expected option life	3 yrs.	3 yrs.	3 yrs.
Estimated weighted average fair value per option	€4.54	€9.62	€9.80
Fair value of total options granted during fiscal year	€12	€81	€92
      A Black-Scholes option valuation model was developed for use in estimating the fair values of options that have no vesting restrictions. Option valuation models require the input of highly subjective assumptions including the expected stock price volatility. The Company’s stock options may have characteristics that vary significantly from traded options and changes in subjective assumptions can materially affect the fair value of the option.
Stock appreciation rights (SAR’s)
      Where local regulations restrict the grants of stock options in certain jurisdictions, the Company grants SAR’s to employees exerciseable in cash only, as summarized in the table below:

	Year ended September 30,

	2005			2004

			Weighted average		Weighted average
	SAR’s		exercise price	SAR’s	exercise price

Outstanding, beginning of period	198,850		€73.25	—	—
Granted	76,670		€72.54	206,050	€73.25
Options forfeited	(7,800)		€73.25	(7,200)	€73.25

Outstanding, end of period	267,720	*	€73.05	198,850	€73.25

Exercisable, end of period	—		—	—	—

*	Thereof 76,670 SAR’s with a €72.54 exercise price and a weighted average remaining life of 4 years and 191,050 SAR’s with a €73.25 exercise price and a weighted average remaining life of 3 years.

SIEMENS AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
Stock awards
      In the first quarter of fiscal 2005, the Company introduced stock awards and phantom stock as another means for providing stock-based compensation to members of the Managing Board and other eligible employees. Stock awards are subject to a four year vesting period. Upon expiration of the vesting period, the recipient receives Siemens shares without payment of consideration. Stock awards are forfeited if the grantee’s employment with the Company terminates prior to the expiration of the vesting period. During the vesting period, grantees are not entitled to dividends. Stock awards may not be transferred, sold, pledged or otherwise encumbered. Stock awards may be settled in newly issued shares of common stock of Siemens AG from the authorized or the conditional capital reserved for this purpose, Treasury Stock or in cash. The settlement method will be determined by the Managing Board and the Supervisory Board.
      Each fiscal year, the Company decides whether or not to grant Siemens stock awards. Siemens stock awards may be granted only once a year within thirty days following the date of publication of the business results for the previous fiscal year. The Supervisory Board decides annually after the end of each fiscal year how many stock awards to grant to the Managing Board and the Managing Board decides annually how many stock awards to grant to key executives and eligible employees.
      In fiscal 2005, the Company granted 1,152,508 stock awards to 5,343 employees of which 24,177 awards were granted to the Managing Board. 16,460 awards forfeited in fiscal 2005, resulting in a year-end balance of 1,136,048 awards.
      Stock awards are accounted under the fair value recognition provisions of SFAS 123. Fair value was determined as the market price of Siemens shares less the present value of dividends expected during the 4 year vesting period which resulted in a fair value of €55.63 per award. Total fair value of stock awards granted in fiscal 2005 amounted to €64.
Phantom stock
      Where local regulations restrict the grants of stock awards in certain jurisdictions, the Company grants phantom stock to employees under the same conditions as the Siemens stock awards, except that grantees receive the share prices’ equivalent value in cash only at the end of the four year vesting period. In fiscal 2005, 28,628 phantom stock rights were granted and 391 phantom stock rights forfeited resulting in a balance of 28,237 phantom stock rights as of September 30, 2005.
Employee share purchase plan
      Under a compensatory employee share purchase program, employees may purchase shares in the Company at preferential prices once a year. The employee share purchase program is accounted under the fair value recognition provisions of SFAS 123. During the years ended September 30, 2005, 2004 and 2003, the Company incurred compensation expense (before income taxes) of €31, €35 and €46, respectively, related to the sale of repurchased shares to employees.

SIEMENS AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
28. Personnel costs

	Year ended September 30,

	2005	2004	2003

Wages and salaries	21,680	20,261	20,468
Statutory social welfare contributions and expenses for optional support payments	3,576	3,419	3,529
Expenses relating to pension plans and employee benefits	1,390	1,416	1,437

	26,646	25,096	25,434

      The average number of employees in fiscal year 2005 and 2004 was 439,400 and 412,400, respectively (based on continuing operations). Part-time employees are included on a proportionate basis rather than being counted as full units. The employees were engaged in the following activities:

	Year ended
	September 30,

	2005	2004

Manufacturing and services	243,100	226,200
Sales and marketing	110,300	104,600
Research and development	45,700	43,500
Administration and general services	40,300	38,100

	439,400	412,400

29. Earnings per share

	Year ended September 30,

	2005	2004	2003

	(shares in thousands)
Income from continuing operations before cumulative effect of accounting change	3,058	3,450	2,355
Plus: interest on dilutive convertible debt securities	21	21	7

Income from continuing operations before cumulative effect of accounting change plus effect of assumed conversion	3,079	3,471	2,362
Weighted average shares outstanding—basic	890,732	890,705	889,988
Effect of dilutive convertible debt securities and stock options	45,798	45,510	14,836

Weighted average shares outstanding—diluted	936,530	936,215	904,824
Basic earnings per share (from continuing operations before cumulative effect of accounting change)	3.43	3.87	2.65
Diluted earnings per share (from continuing operations before cumulative effect of accounting change)	3.29	3.71	2.61
      In June 2003, the Company issued €2.5 billion of convertible notes (see Note 20). The dilutive effect of potential common shares has been incorporated in determining diluted earnings per share.
30. Segment information
      As of fiscal 2005, the Company has fourteen reportable segments referred to as Groups reported among the components used in Siemens’ financial statement presentation as described in Note 1. The Groups are organized based on the nature of products and services provided.

SIEMENS AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
      Within the Operations component, Siemens has twelve Groups which involve manufacturing, industrial and commercial goods, solutions and services in areas more or less related to Siemens origins in the electrical business. Also included in Operations are operating activities not associated with a Group, which are reported under Other Operations, as well as other reconciling items discussed in Reconciliation to financial statements below.
      As a result of changes in the Company’s management approach, various modifications were made to the Groups. Information and Communication Network (ICN) and Information and Communication Mobile (ICM), previously separate Groups, were combined to one Group named Com as of October 1, 2004. Following an intensive analysis by the Managing Board, the Company announced in the fourth quarter of fiscal 2005, the carve-out of the Distribution and Industry Logistics as well as of the Material Handling Products divisions of L&A into a separate legal entity, named Dematic. These activities have been retroactively reported in Other Operations for the periods presented.
      As discussed in Note 3, Com’s MD business is reported as discontinued operations. Current and prior year Segment disclosure excludes the applicable information included in the Company’s financial statement presentation.
      The Financing and Real Estate component includes the Groups SFS and SRE. The Eliminations, reclassifications and Corporate Treasury component separately reports the consolidation of transactions among Operations and Financing and Real Estate, as well as certain reclassifications and the activities of the Company’s Corporate Treasury.
      The accounting policies of these components, as well as the Groups included, are generally the same as those used for Siemens and are described in Note 2 Summary of significant accounting policies. Corporate overhead is generally not allocated to segments. Intersegment transactions are generally based on market prices.
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
      Similarly, decision-making regarding essential pension items is done centrally. As a consequence, Group profit includes only amounts related to the service cost of pension plans, while all other pension related costs (including charges for the German pension insurance association and plan administration costs) are included in the line item Corporate items, pensions and eliminations. Until September 30, 2003, only service costs of foreign pension plans were allocated to the Groups. Beginning October 1, 2003, management decided to also allocate directly attributable service costs of domestic pension plans to the Groups. Group profit of the Operations Groups and Income before income taxes of Financing and Real Estate, as well as the line item Corporate items,

SIEMENS AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
pensions and eliminations would have amounted to €4,938, €468, and €(1,328), respectively, had the corresponding €256 service costs of domestic pension plans not been allocated to the Groups in fiscal 2005. In fiscal 2004, Group profit of the Operations Groups and Income before income taxes of Financing and Real Estate, as well as the line item Corporate items, pensions and eliminations would have amounted to €5,306, €359, and €(1,379), respectively, had the corresponding €173 service costs of domestic pension plans not been allocated to the Groups.
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
      Other Operations primarily refers to operating activities not associated with a Group such as the former L&A divisions DI and MHP mentioned above and certain centrally-held equity investments (such as BSH Bosch und Siemens Hausgeräte GmbH), as well as in conjunction with acquisitions recently purchased assets and asset groups for which the allocation to the Groups or their objectives are not yet finalized but excluding the equity investment in Infineon, which is not considered under an operating perspective since Siemens intends to divest its remaining interest in Infineon over time. In January 2004, the Company sold 150 million shares of Infineon (see Notes 5 and 9).
          Reconciliation to financial statements
      Reconciliation to financial statements includes items which are excluded from definition of Group profit as well as costs of corporate headquarters.
      Corporate items includes corporate charges such as personnel costs for corporate headquarters, the results of corporate-related derivative activities, as well as corporate projects and non-operating investments including, up to the second quarter of fiscal 2004, the Company’s share of earnings (losses) from the equity investment in Infineon as well as goodwill impairment related to L&A (see Note 14). Because the impaired businesses were acquired at the corporate level as part of the Company’s Atecs Mannesmann transaction, the resulting goodwill impairment was taken centrally. Pensions include the Company’s pension related income (expenses) not allocated to the Groups. Eliminations represent the consolidation of transactions within the Operations component.
      Corporate items, pensions and eliminations in the column Group profit consists of:

	Year ended September 30,

	2005	2004	2003

Corporate items	(537)	(450)	(747)
Pensions	(519)	(729)	(827)
Eliminations	(16)	(27)	(1)

	(1,072)	(1,206)	(1,575)

      In fiscal 2004, Corporate items include a pre-tax gain of €590 from the sale of Infineon shares (see Notes 5 and 9), €14 representing the Company’s at-equity share in the net income generated by Infineon and impairment charges at L&A of €433. In fiscal 2003, Corporate items include €170, representing Siemens’ at-equity share in

SIEMENS AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
the net loss incurred by Infineon. Fiscal 2003 also includes the positive settlement of an arbitration proceeding, as well as reduced corporate costs.
      In fiscal 2005, Pensions decreased due to less amortization of unrecognized losses as well as a higher expected return on plan assets which was primarily attributable to supplemental contributions at the beginning of fiscal 2005. Pensions in fiscal 2004 declined primarily due to service costs of domestic pension plans directly attributable to the Groups which were reported in Corporate items in fiscal 2003 and allocated to the Groups since fiscal 2004. This decline in Pensions was largely offset by higher amortization of unrecognized net losses. Pensions for fiscal 2003 were negatively affected by changes in pension trust net asset values and lower return assumptions. In addition, fiscal 2003 was impacted by increased amortization expense primarily related to the underfunding of the Company’s pension trusts. For more information related to the Company’s pension plans, see Note 21.
      Other interest expense of Operations relates primarily to interest paid on debt and corporate financing transactions through Corporate Treasury.
      The following table reconciles total assets of the Operations component to Net capital employed of the Operations Groups as disclosed in Segment Information according to the above definition:

	September 30,

	2005	2004

Total assets of Operations	81,454	67,927
Asset-based adjustments:
Intracompany financing receivables and investments	(16,987)	(13,534)
Tax related assets	(6,779)	(4,889)
Liability-based adjustments:
Pension plans and similar commitments	(4,917)	(4,392)
Accruals	(7,055)	(6,125)
Liabilities to third parties	(24,093)	(20,881)
Assets and Liabilities held for sale	44	—

Total adjustments (line item Other assets related reconciling items within the Segment Information table)	(59,787)	(49,821)
Net capital employed of Corporate items, pensions and eliminations	3,690	3,116

Net capital employed of Operations Groups	25,357	21,222

SIEMENS AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
      The following table reconciles Net cash from operating and investing activities, Capital spending and Amortization, depreciation and impairments of the Operations component as disclosed in Segment Information to Siemens Consolidated Statements of Cash Flow:

	Net cash from operating and						Amortization, depreciation
	investing activities			Capital spending			and impairments
	Year ended September 30,			Year ended September 30,			Year ended September 30,

	2005	2004	2003	2005	2004	2003	2005	2004	2003

Total Operations — continuing	(1,222)	2,241	270	5,736	4,033	4,138	2,892	2,857	2,792
Total Operations — discontinued	(1,219)	244	198	135	134	99	109	94	102

Total Operations	(2,441)	2,485	468	5,871	4,167	4,237	3,001	2,951	2,894
Total Financing and Real Estate — continuing	(259)	213	(50)	775	448	406	424	391	438
Total Financing and Real Estate — discontinued	5	3	4	—	—	—	1	2	2

Total Financing and Real Estate	(254)	216	(46)	775	448	406	425	393	440
Eliminations, reclassifications and Corporate Treasury	(8)	561	1,351	—	—	—	—	—	—

Siemens Consolidated Statements of Cash Flow	(2,703)	3,262	1,773	6,646	4,615	4,643	3,426	3,344	3,334

Financing and Real Estate
      The Company’s performance measurement for its Financing and Real Estate Groups is Income before income taxes. In contrast to the performance measurement used for the Operations Groups, interest income and expense is an important source of revenue and expense for Financing and Real Estate.
      For the years ended September 30, 2005, 2004 and 2003, Income before income taxes at SFS includes interest revenue of €491, €422 and €445, respectively, and interest expense of €257, €223 and €253, respectively. In addition, Income before income taxes includes earnings from equity investees for the years ended September 30, 2005, 2004 and 2003 of €46, €42 and €60, respectively.
      For the years ended September 30, 2005, 2004 and 2003, Income before income taxes at SRE includes interest revenue of €51, €60 and €61, respectively, and interest expense of €147, €145 and €157, respectively.
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
Description of business segments
      The Operations Groups are comprised of the following businesses:
      Communications (Com)—As of October 1, 2004, the Groups ICN and ICM were combined into one Group named Com. Com develops, manufactures and sells a full-range portfolio, from devices for end users to complex network infrastructure for enterprises and carriers as well as related services including convergent technologies, products and services for wireless, fixed and enterprise networks. For information on the Company’s discontinued MD operation see Note 3.

SIEMENS AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
      Siemens Business Services (SBS)—SBS provides information and communications services to customers primarily in industry, in the public sector, financial services, telecommunications, transportation, utilities and media and entertainment. SBS designs, builds and operates both discrete and large-scale information and communications-systems, and provides related maintenance and support services.
      Automation and Drives (A&D)—A&D produces and installs manufacturing automation systems, drives systems, low voltage controllers and distributors, and process automation products and instrument systems and provides related solutions and services.
      Industrial Solutions and Services (I&S)—I&S provides a range of facilities systems and services, including general contracting, to raw materials processing companies and infrastructure customers. I&S aims to optimize the production and operational processes of customers in the sectors water, metals, traffic control, marine solutions, oil and gas, paper and mining sectors.
      Logistics and Assembly Systems (L&A)—L&A will be dissolved as a separate Group as of October 1, 2005; for further information, see above and Note 32. L&A supplies logistics and factory automation equipment. It designs, engineers, manufactures and supplies turnkey facilities and the associated components, systems and services for electronic assembly systems, airport logistics as well as postal automation systems.
      Siemens Building Technologies (SBT)—SBT provides products, systems and services for monitoring and regulating the temperature, fire safety, ventilation, electricity, lighting and security of commercial and industrial property, tunnels, ships, and aircraft.
      Power Generation (PG)—PG provides customers worldwide with a full range of equipment necessary for the efficient conversion of energy into electricity and heat. It customizes gas and steam turbines in the smaller output range, which can be used as drives for compressors or large pumps, to meet specific project needs. It offers a broad range of power plant technology, with activities that include: development and manufacture of key components, equipment, and systems; planning, engineering and construction of new power plants; and comprehensive servicing, retrofitting and modernizing of existing facilities.
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
      Medical Solutions (Med)—Med develops, manufactures and markets diagnostic and therapeutic systems and devices such as computed tomography, magnetic resonance, molecular imaging, ultrasound and radiology devices, and hearing instruments, as well as information technology systems for clinical and administrative purposes. It provides technical maintenance, professional and consulting services.
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
31. Geographic information
      The following table presents data by geographic region as of and for the years ended September 30, 2005, 2004 and 2003:

	Sales by location of customer			Sales by location of companies

	2005	2004	2003	2005	2004	2003

Germany	15,685	16,223	16,277	24,798	25,872	25,248
Europe (other than Germany)	24,429	22,787	22,982	23,684	20,869	20,372
U.S	14,686	13,378	15,120	14,806	13,377	15,066
Americas other than U.S	4,414	3,522	2,973	3,651	2,899	2,484
Asia-Pacific	10,057	8,990	8,322	6,612	5,586	5,308
Africa, Middle East, C.I.S	6,174	5,337	4,101	1,894	1,634	1,297

Siemens	75,445	70,237	69,775	75,445	70,237	69,775

	Long-lived assets

	2005	2004	2003

Germany	4,272	4,190	4,340
Europe (other than Germany)	3,530	2,886	3,036
U.S	2,551	2,295	2,174
Americas other than U.S	592	455	447
Asia-Pacific	965	778	718
Africa, Middle East, C.I.S	102	79	41

Siemens	12,012	10,683	10,756

      Long-lived assets consist of property, plant and equipment.
32. Subsequent events
      L&A will be dissolved as of October 1, 2005. As of this date, Postal Automation and Airport Logistics will be integrated into I&S and Electronic Assembly Systems will become part of A&D.
      After the close of fiscal 2005, Siemens sold its remaining 22.8 million shares of Juniper for net proceeds of €465. The share sale is expected to result in a pre-tax gain of €356.

PART III, CONTINUED
ITEM 19:      EXHIBITS

Exhibit
Number	Description of Exhibit

1.1	English translation of Articles of Association of Siemens Aktiengesellschaft updated as of October 2005
2.1	The total amount of long-term debt securities authorized under any instrument does not exceed 10% of the total assets of the Company on a consolidated basis. We hereby agree to furnish to the Commission, upon its request, a copy of any instrument defining the rights of holders of long-term debt of Siemens Aktiengesellschaft or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.
8.1	List of Significant Subsidiaries
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Chief Executive Officer pursuant to 18. U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to 18. U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
14.1	Consent of KPMG Deutsche Treuhand-Gesellschaft AG

III-1

SIGNATURES
       The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused the undersigned to sign this annual report on its behalf.
Date: December 7, 2005

Siemens Aktiengesellschaft

/s/ Heinz-Joachim Neubürger

Heinz-Joachim Neubürger
Chief Financial Officer

/s/ Dr. Ralf P. Thomas

Dr. Ralf P. Thomas
Corporate Vice President and Controller

III-2

INDEX
A
Accountant fees and services 109-110
Acquisitions 8, 40, 68-70, F-20-F-22, F-32-F-33
Automation and Drives (A&D) 15-16, 46, 55, F-72
B
Balance sheets 2, 68-70, F-6-F-7
C
Cash flow 61-64, F-8-F-9, F-71
Changes in Shareholders’ Equity F-10-F-11
Code of Ethics 95, 108-109
Common stock F-6, F-10, F-54
Communications (Com) 11-13, 45, 54, F-71
Comprehensive income F-11, F-57
Corporate Governance 92, 94-95
Compensation 79-88
Critical accounting estimates 71-72
D
Debt 64, 66-67, 70, F-35-F-38, F-62
Declaration of Conformity 96
Derivative financial instruments F-59-F-62
Discontinued operations 9, F-19, F-22-F-23
Dispositions 8-9, F-22
Dividend 2, 39, 98, 101, 103-104, F-8, F-13, F-57
E
Earnings per share 1, F-4, F-16, F-18, F-67
Employees 33-34, F-67
Environmental protection 34-35
Expected return on plan assets F-45-F-48
F
Financial Position 68-70
Fit4More program 7-8, 74
G
Geographic information F-73
Goodwill 69, 71, F-16, F-32-F-33
Guarantees and other commitments 67-68, F-57-F-59
H
Hedging activities 5, 104-107, F-17, F-59-F-61
I
Independent Auditors’ Report F-2-F-3
Industrial Solutions and Services (I&S) 17-18, 46-47, 55, F-72
IFRS 73-74
L
Liquidity and Capital Resources 61-68
Logistics and Assembly Systems (L&A) 18-19, 47, 56, F-72
M
Managing Board 74-75, 77-79, 93
Marketable securities 69, F-16, F-24, F-28-F-30
Medical Solutions (Med) 27-28, 50, 58, F-72
O
Operating Leases 67, F-58
Osram 28-30, 50, 59, F-72
Other operating income 44, 53, F-24
P
Pension plans 68, F-38-F-53
Personnel Costs F-67
Power Generation (PG) 21-22, 48, 57, F-72
Power Transmission and Distribution (PTD) 22-24, 48, 57, F-72
Property, plant and equipment 69, F-16-F-17, F-34
R
Rating 64
Recent accounting pronouncements 72-73
Report on internal control 109, F-42
Research and Development 40-41
Risk factors 3-6

S
Segment Information 11-32, 45-60, F-12-F-13, F-67-F-73
Shareholders’ equity 2, 70, F-6, F-10, F-54-F-57
Siemens Building Technologies (SBT) 19-20, 47, 56, F-72
Siemens Business Services (SBS) 13-15, 45-46, 54-55, F-72
Siemens Financial Services (SFS) 30-31, 51, 60, F-73
Siemens Real Estate (SRE) 31-32, 51, 60, F-73
Siemens VDO Automotive (SV) 26-27, 49, 58, F-72
Statements of Cash Flow 61-64, F-8-F-9, F-39
Statements of Income 43-44, 52-54, F-4
Stock-based compensation 87-88, F-63-F-66
Strategic overview 39-40
Summary of significant accounting policies F-14-F-20
Supervisory Board 75-77, 92-94
T
Taxes 1, 100-104, F-17, F-25-F-28
Transportation Systems (TS) 24-25, 49, 57-58, F-72