Form 20-F
period 2006-09-30
SIEMENS AKTIENGESELLSCHAFT
filed 2006-12-11
CIK 1135644

As filed with the Securities and Exchange Commission on December 11, 2006

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended September 30, 2006.
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________.
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report ________
Commission file number: 1-15174
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

    The number of outstanding shares of each of the issuer’s classes of capital or common stock as of September 30, 2006: 891,086,826 common shares, no par value.

    Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes  ☑    No  ☐
    If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes  ☐    No  ☑
    Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes  ☑    No  ☐    Not applicable  ☐
    Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.
Large accelerated filer  ☑    Accelerated filer  ☐    Non-accelerated ☐
    Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17  ☐    Item 18  ☑
    If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes  ☐    No  ☑

FORWARD LOOKING STATEMENTS
       This Form 20-F contains forward-looking statements and information –that is, statements related to future, not past, events. These statements may be identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “project” or words of similar meaning. Such statements are based on our current expectations and certain assumptions, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect our operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. For us, particular uncertainties arise, among others, from: the factors listed under Item 3 “Key Information—Risk Factors;” changes in general economic and business conditions (including margin developments in major business areas); the challenges of integrating major acquisitions and implementing joint ventures and other significant portfolio measures; changes in currency exchange rates and interest rates; introduction of competing products or technologies by other companies; lack of acceptance of new products or services by customers targeted by Siemens; changes in business strategy; the outcome of investigations and legal proceedings as well as various other factors. More detailed information about certain of these factors is contained throughout this report. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens does not intend or assume any obligation to update or revise these forward-looking statements in light of developments which differ from those anticipated.
      In this Form 20-F, references to “we,” “us,” “our,” “Company”, “Siemens” or “Siemens AG” are to Siemens Aktiengesellschaft and, unless the context otherwise requires, to its consolidated subsidiaries. In Item 4: “Information on the Company—Description of Business,” we use the terms “we” and “us” to refer to a specific Siemens Group. Throughout this annual report, whenever a reference is made to our Company’s website, such reference does not incorporate information from the website by reference into this annual report.

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
Income Statement Data

	Year ended September 30,

	2006(1)	2005(1)	2004(1)	2003(1)	2002(2)

	(€ in millions, except per share data)
Net sales	87,325	75,445	70,237	69,775	84,016
Income from continuing operations before income taxes and cumulative effect of accounting change	4,371	4,185	4,369	3,320	3,475
Income from continuing operations before cumulative effect of accounting change	3,087	3,058	3,450	2,355	—
Income (loss) from discontinued operations, of income taxes	(54)	(810)	(45)	54	—
Net income	3,033	2,248	3,405	2,445	2,597
Basic earnings per share
Income from continuing operations before cumulative effect of accounting change	3.47	3.43	3.87	2.65	—
Income (loss) from discontinued operations	(0.07)	(0.91)	(0.05)	0.06	—
Net income	3.40	2.52	3.82	2.75	2.92
Diluted earnings per share
Income from continuing operations before cumulative effect of accounting change	3.31	3.29	3.71	2.61	—
Income (loss) from discontinued operations	(0.05)	(0.87)	(0.05)	0.06	—
Net income	3.26	2.42	3.66	2.71	2.92

Balance Sheet Data

	At September 30,

	2006	2005	2004	2003		2002

	(€ in millions)
Total assets	90,973	86,117	79,430	77,517	(3)	77,890	(3)
Long-term debt	13,399	8,436	9,785	11,433		10,243
Shareholders’ equity	29,306	27,022	26,760	23,620	(3)	23,465	(3)
Common stock	2,673	2,673	2,673	2,673		2,671

(1)	The Company’s Mobile Devices business is presented as discontinued operations. The financial information for fiscal 2006, 2005, 2004 and 2003 presents comparable amounts.

(2)	Information for fiscal 2002 adjusted to reflect discontinued operations could not be provided without unreasonable effort or expense.

(3)	In connection with the investigation launched by German state prosecutors on November 15, 2006, Siemens initiated an internal investigation into certain transactions and payments which led to adjustments to its October 1, 2003 Shareholders’ equity balance to correct for income tax related misstatements in years prior to fiscal 2004 and recognized charges in its fiscal 2006 Consolidated Statements of Income to correct for income tax related misstatements in the fiscal years 2005 and 2004, respectively. The charges recognized for fiscal 2005 and 2004 had the effect of reducing both Income from continuing operations and Net income by €42 million in the 2006 Consolidated Statements of Income (thereof €17 million refers to fiscal 2005 and €25 million to fiscal 2004). The total adjustments relating to years prior to fiscal 2004 had the effect of decreasing Shareholders’ equity as of October 1, 2003 by €95 million (thereof €39 million refers to fiscal 2003 and €28 million refers to fiscal 2002). For further information see Notes 2, 8 and 32 of the “Notes to Consolidated Financial Statements.”
Total assets and Shareholders’ equity at September 30, 2003 and 2002 have been adjusted to reflect the effect of this change; however, income statement data for the years ended September 30, 2003 and 2002 have not been adjusted as the impact on net income and earnings per share in each of these years was not material.
     The number of shares outstanding at September 30, 2006, 2005, 2004, 2003 and 2002 was 891,086,826, 891,076,457, 891,075,461, 890,865,117 and 890,324,137, respectively.
Dividends
       The following table sets forth in euros and in dollars the dividend paid per share for the years ended September 30, 2001, 2002, 2003, 2004, 2005 and the proposed dividend per share for the year ended September 30, 2006. Owners of our shares who are United States residents should be aware that they will be subject to German withholding tax on dividends received. See Item 10: “Additional Information—Taxation.”

	Dividend paid
	per share

Year ended September 30,	Euro		Dollar

2002	1.00		1.08
2003	1.10		1.40
2004	1.25		1.63
2005	1.35		1.65
2006	1.45	*	—

*	Proposed by the Managing Board and the Supervisory Board; to be approved by the shareholders at the shareholders’ annual meeting on January 25, 2007.
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

Fiscal year ended September 30,	Average

2002	0.9208
2003	1.0919
2004	1.2199
2005	1.2727
2006	1.2361
      The following table shows the noon buying rates for euro in U.S. dollars for the last six months.

2006	High	Low

June	1.2953	1.2522
July	1.2822	1.2500
August	1.2914	1.2735
September	1.2833	1.2648
October	1.2773	1.2502
November	1.3261	1.2705
      On December 1, 2006, the noon buying rate was U.S.$1.3316 per €1.00.
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
      Our Groups are affected by market conditions. For example Medical Solutions (Med) is dependent on the healthcare markets, particularly in the U.S. Some of our Groups are affected considerably by the markets in Asia as well as Middle East, such as Power Generation (PG) and Power Transmission & Distribution (PTD). In addition, the financial condition of our customers may negatively impact our Groups such as, Siemens VDO Automotive (SV), which is a supplier to the automotive industry. Furthermore, the demand for products of certain of our Groups is linked to consumer demand, which may be adversely impacted by the continuing uncertain economic environment.
      In fiscal year 2006, we continued our strategic reorientation and cost-cutting initiatives across our business Groups but particularly at Communications (Com) and Siemens Business Services (SBS). These include reducing headcount, adjusting existing capacities through consolidation of business activities and manufacturing facilities, as well as streamlining product portfolios. These measures impact our earnings results and any future contribution of these measures to our profitability will be influenced by the actual savings achieved and by our ability to sustain these ongoing efforts. For additional information with respect to our portfolio activities see Item 4: “Information on the company—Portfolio Activities—Dispositions.”
      We operate in highly competitive markets, which are subject to price pressures and rapid changes: The worldwide markets for our products are highly competitive in terms of pricing, product and service quality, development and introduction time, customer service and financing terms. We face strong competitors, some of which are larger and may have greater resources in a given business area. Siemens faces downward price pressure and is exposed to market downturns or slower growth. Some industries in which we operate are undergoing consolidation, which may result in stronger competitors and a change in our relative market position. In some of our markets, new products must be developed and introduced rapidly in order to capture available opportunities and this can lead to quality problems. Our operating results depend to a significant extent on our abilities to adapt to changes in markets and to reduce the costs of producing high-quality new and existing products. Any inability to do so could have a material adverse effect on our financial condition or results of operations.
      Our businesses must keep pace with technological changes and develop new products and services to remain competitive: The markets in which our businesses operate experience rapid and significant changes due to the introduction of innovative technologies. To meet our customers’ needs in these businesses, we must continuously design new, and update existing, products and services and invest in and develop new technologies. This is especially true for our Groups Med and SV. Introducing new offerings and technologies requires a significant commitment to research and development, which may not always result in success. Our sales and profits may suffer if we invest in technologies that do not function as expected or are not accepted in the marketplace as anticipated, if our products or systems are not brought to market in a timely manner, or as they become obsolete.
      We may have difficulty in identifying and executing portfolio measures: Our strategy includes divesting our interests in some business areas and strengthening others through portfolio measures, including acquisitions, strategic alliances, joint ventures and mergers. Transactions such as these are inherently risky because of the difficulties of integrating people, operations, technologies and products that may arise. Strategic alliances may also pose risks for us because we compete in some business areas with companies with which we have strategic alliances. Our divesting activities could have a negative impact on our results of operations and cash flow at closing, as well as in the future. In addition, we may incur significant acquisition, administrative and other costs in connection with these transactions, including costs related to integration of acquired or restructured businesses. There can be no assurance that any of the businesses we acquire can be successfully integrated or that they will perform well once integrated. Acquisitions may also lead to substantial increases in long-lived assets, including goodwill. Write-downs of these assets due to unforeseen business developments may materially and adversely affect our earnings. Particularly Med, SV, PG, Industrial Solutions and Services (I&S) and Automation and Drives (A&D) have significant amounts of goodwill. In addition, portfolio activities may result in additional financing needs and adversely affect our financial leverage and our debt-to-equity ratio.
      Our financial results and cash flows may be adversely affected by cost overruns or additional payment obligations particularly with respect to our long-term contracts: A majority of our operating Groups, including SBS, I&S, SBT, PG, PTD and TS perform a significant portion of their business, especially large projects, under long-term contracts that are awarded on a competitive bidding basis. The profit margins realized on such fixed-priced contracts may vary from original estimates as a result of changes in costs and productivity over their term. We sometimes bear the risk of quality problems, cost overruns or contractual penalties caused by unexpected technological problems, unforeseen developments at the project sites, performance problems with our subcontractors or other logistical difficulties. Certain of our multi-year contracts also contain demanding installation and maintenance requirements, in addition to other performance criteria relating to timing, unit cost requirements and compliance with government regulations, which, if not satisfied, could subject us to substantial contractual penalties, damages, non-payment and contract termination. There can be no assurance that all of our fixed-priced contracts can be completed profitably. For additional information, see Item 5: “Operating and Financial Review and Prospects—Critical Accounting Estimates.”
      We face operational risks in our value chain processes: Our value chain comprises all steps, from research and development, to production, marketing and sales up to services. Operational failures in our value chain processes could result in quality problems or potential product, labor safety, regulatory or environmental risks. Such risks are particularly present in relation to our production facilities, which are located all over the world and have a high degree of organizational and technological complexity. From time to time, some of the products we sell have quality issues resulting from the design or manufacture of such products, or from the software integrated into them. Such operational failures or quality issues could have a material adverse effect on our financial condition or results of operations.
      We are dependent upon the ability of third parties to deliver parts, components and services on time: We rely on third parties to supply us with parts, components and services. Using third parties to manufacture, assemble and test our products reduces our control over manufacturing yields, quality assurance, product delivery schedules and costs. The third parties that supply us with parts and components also have other customers and may not have sufficient capacity to meet all of their customers’ needs, including ours, during periods of excess demand. Component supply delays can affect the performance of certain of our operating Groups. Although we work closely with our suppliers to avoid supply-related problems, there can be no assurance that we will not encounter supply problems in the future or that we will be able to replace a supplier that is not able to meet our demand. This risk is particularly evident in businesses with a very limited number of suppliers. Shortages and delays could materially harm our business. Unanticipated increases in the price of components due to market shortages or other reasons could also adversely affect the performance of certain of our business Groups.
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
      We are exposed to currency risks and interest rate risks: We are particularly exposed to fluctuations in the exchange rate between the U.S. dollar and the euro, because a high percentage of our business volume is conducted in the U.S. and as exports from Europe. Certain currency risks—as well as interest rate risks—are hedged on a company-wide basis using derivative financial instruments. Depending on the development of foreign currency exchange rates, our hedging activities can have significant effects on our cash flow, particularly for our treasury activities (Corporate Treasury). Our Groups engage in currency hedging activities which sometimes do not qualify for hedge accounting. In addition, our Corporate Treasury has interest rate hedging activities which also do not qualify for hedge accounting, and are subject to changes in interest rates. Accordingly, exchange rate and interest rate fluctuations may influence our financial results and lead to earnings volatility. A strengthening of the euro particularly against the U.S. dollar may also change our competitive position, as many of our competitors may benefit from having a substantial portion of their costs based in weaker currencies, enabling them to offer their products at lower prices. For more details regarding currency risks, interest rate risks, hedging activities and other market risks, please see Item 11: “Quantitative and Qualitative Disclosure About Market Risk.”
      Our financing activities subject us to various risks including credit and interest rate risk: We provide to our customers various forms of direct and indirect financing in connection with large projects such as those undertaken by PG and TS. We finance a large number of smaller customer orders, for example the leasing of medical equipment, in part, through Siemens Financial Services (SFS). SFS also incurs credit risk by financing third-party equipment. We also sometimes take a security interest in the projects we finance. We may lose money if any of our customers are not able to pay us, if the value of the property that we have taken a security interest in declines, if interest rates or foreign exchange rates fluctuate, or if the projects in which we invest are unsuccessful, and such losses could have a material adverse effect on our financial condition or results of operations.
      Downgrades of our ratings may increase our cost of capital and could negatively affect our businesses: Our financial condition, results of operations and cash flows are influenced significantly by the performance of the operating Groups, as well as the Company’s portfolio measures. A negative development may result in the deterioration of our credit rating. Downgrades by rating agencies may increase our cost of capital and could negatively affect our businesses.
      The funded status of our off-balance sheet pension benefit plans and its financial statement impact is dependent on several factors: The funded status of our pension plans may be affected by an increase or decrease of the projected benefit obligation (PBO) as well as by an increase or decrease in the valuation of plan assets. Pensions are accounted in accordance with actuarial valuations, which rely on statistical and other factors in order to anticipate future events. These factors include key pension plan valuation assumptions like the discount rate, expected rate of return on plan assets, rate of future compensation increases and pension progression. Assumptions may differ from actual developments due to changing market and economic conditions, thereby resulting in an increase or decrease of the PBO. Significant changes in investment performance or a change in the portfolio mix of invested assets can result in corresponding increases and decreases in the valuation of plan assets, particularly equity securities, or in a change of the expected rate of return on plan assets. Also, changes in pension plan assumptions can affect net periodic pension cost. For example, a change in discount rates or in the expected return on plan assets assumption may result in changes in the net periodic pension cost in the following financial year. For additional information, see Item 5: “Operating and Financial Review and Prospects—Critical Accounting Estimates” and “Notes to Consolidated Financial Statements.”
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
      Changes in tax regulations could result in lower earnings and cash flows: We operate in approximately 190 countries and therefore are subject to different tax regulations. Changes in tax regulation could result in higher tax expenses and payments. Furthermore, changes in tax regulation could impact our tax liabilities as well as deferred tax assets.
      Prosecutorial investigations are being conducted in Germany and certain other European countries with respect to whether certain transactions and payments arranged by some current or former officials of our Com business Group violated applicable law. Other governmental authorities may also launch investigations. As a result of existing or future governmental investigations, or other alleged violations of law by Siemens or its current or former employees elsewhere, governmental authorities could take action against us or some of our employees, which may have a material adverse effect on the development of future business opportunities, our financial results, the price of our shares and ADSs and our reputation: On November 15, 2006, Munich public prosecutors conducted searches of Company premises and private homes in Munich, Erlangen and in Austria. These actions were taken in connection with an investigation of certain current and former employees of the Company on suspicion of embezzlement, bribery and tax evasion. For additional information, see Item 4: “Information on the Company— Legal Proceedings.” There may be, or could be in the future, investigations in other jurisdictions as a result of these matters. The U.S. Securities and Exchange Commission and the U.S. Department of Justice may launch investigations of possible violations of U.S. laws. Each of these governmental authorities may take action against us or some of our employees. These actions could include criminal and civil fines, penalties, sanctions, injunctions against future conduct, equitable remedies including profit disgorgement, disqualifications from engaging in certain types of business, or other restrictions that could have a material adverse effect on our business, financial condition, share price and reputation. Tax authorities may impose certain remedies, including potential tax penalties. We may also be required to modify our business practices and compliance programs, and a monitor could be appointed to review future business and practices with the goal of ensuring compliance with applicable law. These investigations could harm relationships with existing customers, impair our ability to obtain new customers, business partners and public procurement contracts and affect our business plans, including alliances, joint ventures or other combinations. These investigations or potential investigations could result in the cancellation of certain of our existing contracts, including acquisition and disposition contracts and the commencement of significant third-party litigation. Depending on the development of these investigations, we may be required to accrue significant amounts, among others for penalties, damages or other possible actions that may be taken by various governmental authorities. We are cooperating with the Munich public prosecutor’s office in its investigations of these matters. At this point, these investigations are incomplete and, as a result, we cannot predict when they will be completed or what their outcome will be, including the potential effect that their results may have on our business. We cannot predict whether additional governmental authorities in these or other jurisdictions will launch separate investigations. In any event, any developments in these investigations, responding to the requests of governmental authorities and cooperating with their investigations will continue to divert our management’s attention and resources, which could harm our business. More generally, we are engaged in a substantial amount of government contracting worldwide. Under applicable laws, determinations that our subsidiaries or we have engaged in illegal acts in a jurisdiction may impair our ability to participate in government contracting, which may have a material adverse effect on our business.
      We have concluded that our internal control over financial reporting was not effective as of September 30, 2006. As a result, our ability to report our results of operations accurately and in a timely manner, including our ability to make required filings with government authorities, may be adversely affected. In addition, the trading price of our shares and ADSs may be adversely affected by a related negative market reaction: We have identified a material weakness in our internal control over financial reporting. Our management, including the CEO and CFO, have concluded that our disclosure controls and procedures were not effective as of September 30, 2006 to achieve their intended objectives. Following the guidelines stipulated by the Public

Company Accounting Oversight Board, we have identified the following material weakness in our internal control over financial reporting: significant evidence of collusion at Com to misappropriate funds and abuse authority among certain members of senior management along with others who have responsibility for oversight of the financial reporting of this business Group. Such collusion has allowed elements of our financial control environment to be circumvented or overridden. For more information, see Item 15: “Controls and Procedures.” As of the date of this annual report on Form 20-F, the process of designing and implementing remedial measures related to the material weakness identified in fiscal 2006 is ongoing. Although we have identified a material weakness, we have not yet identified all of the areas in which the relevant controls were deficient, and as result have not been in a position to remediate them. If our efforts to remediate this material weakness are not successful, we may be unable to report our results of operations accurately and in a timely manner and make our required filings with government authorities, including the U.S. Securities and Exchange Commission. There is also a risk that there could be accounting errors in our financial reporting in addition to those disclosed in Note 2 of the “Notes to Consolidated Financial Statements.” Furthermore, our business and operating results and the price of our shares and ADSs may be adversely affected by related negative market reactions. We cannot be certain that in the future additional material weaknesses will not exist or otherwise be discovered.
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
      During fiscal 2006, Siemens employed an average of 472,500 people and operates in approximately 190 countries worldwide. In fiscal 2006, we had net sales of €87.325 billion. Our balanced business portfolio is based on leadership in electronics and electrical engineering. We have combined this expertise with a commitment to original research and development (R&D) to build strong global market positions in industrial automation, power generation and medical diagnostics. We are also a major world competitor in rail transportation systems, automotive electronics, lighting and in equipment for telecommunications and networking. Our businesses operate under a range of regional and economic conditions. In internationally-oriented long-cycle industries, for example, customers have multi-year planning and implementation horizons that tend to be independent of short-term economic trends. Our activities in these areas include power generation, power transmission and distribution, medical solutions and rail systems. In fields with more industry-specific cycles, customers tend to have shorter horizons for their spending decisions and greater sensitivity to current economic conditions. Our activities in these areas include information and communications, automation and drives, and lighting. Some activities, especially information and communications, medical solutions and automotive, are also influenced by technological change and the rate of acceptance of new technologies by end users. As a globally operating organization, we also conduct business with customers in Iran, Sudan, Syria, Cuba and North Korea. The U.S. Department of State designates these countries as state sponsors of terrorism and subjects them to export controls. Our activities with customers in these states are insignificant relative to our size (approximately 1% of our sales in fiscal 2006) and do not, in our view, represent either individually or in aggregate, a material investment risk. In the light of current humanitarian conditions in Sudan, Siemens has decided not to accept new orders in the country. However, we may participate in humanitarian efforts of internationally recognized organizations in Sudan.
      We actively employ systems and procedures for compliance with applicable export control programs, including those in the United States, the European Union and Germany.
      Our “Fit4More” program, which we initiated in fiscal 2005, has been continued in fiscal 2006. Its goal is to increase profitability and growth. The main areas of the program are: Performance and Portfolio, Operational Excellence, People Excellence and Corporate Responsibility. The overall objective of the program is to increase profitability, as measured by specific margin targets for our business Groups.
      In the remainder of this section, we detail the Fit4More strategy, highlight portfolio optimization activities in recent years and describe the various segments of our business in more detail.
Fit4More program
      Performance and Portfolio—involves shaping the orientation of our business portfolio toward long-term growth and sustained profitability. We are consistently implementing what has long been a core strategy to invest in fields where we can round out our portfolio with new products and technologies, and tap new business segments and growth markets.
      Operational Excellence—is executing our Siemens Management System initiative which focuses on Innovation, Customer Focus and Global Competitiveness. Innovation has been a hallmark of Siemens since its inception, and our commitment to innovation remains strong, with increasing R&D expenses in fiscal 2006 compared to fiscal 2005. Customer Focus means meeting a customer’s needs rather than simply selling a product or service. We market our products, solutions and services not only through our business Groups but also by taking advantage of cross-selling opportunities. Global Competitiveness relates to our ability to compete and market our products on a worldwide basis. As mentioned above, Siemens is present in approximately 190 countries and benefits from its multicultural mix of managers and employees in these countries. It is our primary goal to secure competitive strength by utilizing and optimizing all parts of our worldwide value chain including procurement, production and hardware, development of software, shared services and back-office functions.
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

Portfolio Activities
      Since fiscal 2004, we have completed the following significant transactions to optimize our business portfolio for sustainable profitability and growth:
Acquisitions

•	Med’s acquisition of the immunodiagnostics provider Diagnostics Products Corporation (DPC), USA, in the fourth quarter of fiscal 2006;

•	Acquisition of a number of entities in fiscal 2006, which are also not significant individually: the coal gasification business of the Swiss Sustec-Group, Wheelabrator Air Pollution Control, Inc., USA, a supplier of air pollution control and reduction products and solutions for the coal-fired power and industrial market, both at PG, Electrium, UK, vendor of electrical installation systems at A&D and Bewator, Sweden, a supplier of products and systems for access control solutions at SBT;

•	Acquisition completed in July 2005 of the Austrian engineering group VA Technologie AG (VA Tech), primarily integrated into I&S and PTD; in May 2006, in order to comply with a European antitrust ruling, the Company sold the majority of the VA Tech power generation business, including the hydropower activities, to Andritz AG, Austria;

•	A&D’s acquisition in July 2005 of Flender Holding GmbH, Germany (Flender), a supplier of gear systems;

•	Med’s acquisition of CTI Molecular Imaging, Inc., U.S. (CTI) in May 2005 to strengthen Siemens’ commitment to molecular imaging development;

•	Acquisition of two entities at Power Generation (PG) and A&D in fiscal 2005, which are not significant individually: Bonus Energy A/ S (Bonus), Denmark, a supplier of wind energy systems, and Robicon Corporation (Robicon), U.S., a manufacturer of medium-voltage converters for AC motors;

•	I&S’ acquisition in the fourth quarter of fiscal 2004 of USFilter Corporation (USFilter), which offers water systems and services in the municipal and industrial water treatment and supply market; and

•	Acquisition of three entities in fiscal 2004, which are not significant individually: Trench Electric Holdings BV (Trench), Netherlands at PTD, BBC Technology Holdings Ltd. (BBC), U.K. at SBS and the Huntsville, Alabama, U.S. business group of an automotive electronics manufacturer at SV.
      In June 2006, Med also signed an agreement to acquire the diagnostics division of Bayer AG, Germany for an expected purchase price of approximately €4.2 billion. The transaction, which is subject to regulatory approval and other customary closing conditions, is expected to close in the first half of fiscal 2007.
Dispositions

•	In August 2006, Siemens sold the majority of its Dematic business, which consisted of the Distribution and Industry Logistics (DI) and Material Handling Products (MHP) divisions, formerly of the Logistics and Assembly Systems Group (L&A) to Trition Managers II Limited, Jersey;

•	At the beginning of April 2006, SBS closed the sale of its Product Related Services (PRS) business to Fujitsu Siemens Computers (Holding) BV; and

•	In the fourth quarter of fiscal 2004, Siemens divested a 74.9% interest in SBS’ banking software company KORDOBA Gesellschaft für Bankensoftware mbH & Co. KG (Kordoba); in fiscal 2005, the remaining 25.1% interest in Kordoba was sold.
      Also in June 2006, Siemens and Nokia announced an agreement to contribute the carrier-related operations of Siemens, which are part of Com, and the Networks Business Group of Nokia into a new company, to be called Nokia Siemens Networks (NSN), in exchange for shares in NSN. Siemens and Nokia will each own an economic share of approximately 50% of NSN. The assets and liabilities of carrier-related operations of Siemens are classified on the balance sheet as held for disposal. The transaction is expected to close in the first half of fiscal 2007.
      The assets and liabilities of the enterprise networks business, which is part of Com, are also classified on the balance sheet as held for disposal.
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

Description of Business
       Our seven business areas and thirteen* Groups in fiscal 2006 were as follows:

*	L&A was dissolved as of October 1, 2005. As of this date, Postal Automation and Airport Logistics were integrated into I&S and Electronics Assembly Systems became part of A&D.

Effective April 1, 2007, the activities of SBS will be bundled with other corporate IT activities within a new Group called Siemens IT Solutions and Services (SIS).

A new segment called Strategic Equity Investments (SEI) was created as of October 1, 2006. SEI will include centrally managed at equity investments and will initially consist of BSH Bosch und Siemens Hausgeräte GmbH and Fujitsu Siemens Computers (Holding) BV. NSN will also be part of SEI, once the transaction is closed.

In fiscal 2006, Siemens announced significant changes that will result in dissolving Com as a Group and reportable segment during fiscal 2007.

Information and Communications
Communications (Com)

Year ended
September 30, 2006

Total sales	€13.080 billion
External sales as percentage of Siemens net sales	14.60%
Group profit	€283 million
      Following an intensive analysis by the Managing Board on Com’s strategic reorientation, Siemens in fiscal 2006 announced significant changes that will result in dissolving Com as a Group and reportable segment. In the third quarter of fiscal 2006, Siemens and Nokia Corporation (Nokia), Finland announced an agreement to contribute the carrier networks business and the Networks Business Group of Nokia into a new company, to be called Nokia Siemens Networks (NSN), in exchange for shares in NSN. Siemens and Nokia will each own an economic share of approximately 50% of NSN. We expect to account for the investment using the equity method. Subject to certain conditions, including standard closing conditions and customary regulatory approvals (European Union approval having been received on November 13, 2006), we currently expect the closing of this transfer to take place in the first half of fiscal 2007. The assets and liabilities of our carrier networks business are classified on the balance sheet as held for disposal until the closing. In this context we also plan to dispose of the enterprise networks business. The assets and liabilities of the enterprise networks business were also classified on the balance sheet as held for disposal. Effective with the third quarter of fiscal 2006, the Siemens Home and Office Communications Devices (SHC) division was carved out of Com as a separate business and has been reported retroactively within Other Operations. The division Wireless Modules will be included in A&D, effective with the beginning of fiscal 2007.
      In fiscal 2006, our Communications Group consisted of three businesses (devices, enterprise networks and carrier networks) with seven divisions, which develop, manufacture and sell a full-range portfolio, from devices for end users to complex network infrastructure for enterprises and carriers, as well as related services including convergent technologies and products and services for wireless, fixed and enterprise networks.
      The devices business consists of Siemens Home and Office Communication Devices and Wireless Modules:
      Our Siemens Home and Office Communication Devices division (formerly Customer Premises Equipment Devices) offers an entire range of products for end-consumers at home, home offices and small businesses, including cordless telephones based on Digitally Enhanced Cordless Technology, corded and cordless phones based on the Internet Protocol (IP), modems, routers, gateways, Wireless Local Area Network products and set-top boxes.
      Our Wireless Modules division produces communication modules that enable wireless voice communications. In addition, we offer modules and complete solutions for machine-to-machine data transfer. Our communication modules are based on the GSM, GPRS and EDGE mobile technology standards, and our customers include them in many different types of electronic systems and devices, including personal data assistants, smart phones, vending machines, traffic control systems, burglar alarms, measuring instruments, navigation systems and automotive communication systems.
      The enterprise networks business consists of the two divisions Enterprise Systems and Enterprise Solutions and Services:
      Our Enterprise Systems division provides IP-based voice and data communication infrastructure products, end-user devices, contact centers, unified communications and collaboration applications for enterprises, government agencies and other organizations. In addition, our collaboration applications can be integrated into business applications to create integrated business communication solutions for customers. For this reason, we have built strategic alliances with several leading IT companies, e.g. a global sales and marketing alliance with Microsoft. Our portfolio is also complemented by third-party data networks products, e.g. those of Cisco Systems Inc. (Cisco) and Huawei Technology Co. Ltd. (Huawei) for which we act as a global reseller.

      Our Enterprise Solutions and Services division provides the full range of supporting services for comprehensive enterprise voice and data communication solutions such as product related services (e.g. installation, maintenance and general support) and value added services (e.g. consulting, integration, training and operation-related services including out-tasking and outsourcing). The horizontal and vertical business approaches of the division are reflected by the provision of cross-sector solutions, such as solutions for command and control centers, Customer Relationship Management (CRM) and security on the one hand, and sector-specific solutions for hotel, banking and healthcare on the other hand.
      The carrier networks business consists of the Mobile Networks, Fixed Networks and Carrier Services divisions:
      The Mobile Networks division provides mobile network operators and enterprises with a complete range of products and solutions for building, expanding and enhancing mobile networks based on a wide range of technological standards, including the second-generation (2G) mobile standard GSM, the mobile data standard GPRS and its enhancement EDGE, the dominant third-generation (3G) mobile technology UMTS, and broadband wireless access technologies such as WiMAX. Our product portfolio includes radio base stations, base station controllers, switching systems for mobile communications networks, intelligent network systems, applications and microwave technology systems. Our products and services address the increasing demand of corporate customers offering mobile enterprise solutions to operators. Additionally, we focus on customized solutions in the areas of multimedia solutions and services for operators.
      The Fixed Networks division is a leading system provider for public fixed-line communication network infrastructure. For network access, we provide products and solutions that upgrade the portion of a telephone network between a home or a business and the first network switching system (the “last mile”), equipping it with the means to carry not only voice, but also very high bandwidth data traffic. For network transport, we offer transport solutions for optical networks, which use light waves to transmit communications signals through fiber optic cables. Our transport solutions combine hardware and software designed to deliver higher transmission rates between network elements. In addition, our portfolio includes products for voice switching in traditional networks and for voice and data switching in IP converged networks (IP converged networks allow for the transmission of voice, data and multimedia based on IP), as well as interfaces between such narrowband and broadband networks. For our carrier customers, we also offer residential multimedia solutions, business multimedia solutions and fixed-mobile-convergence solutions. Our portfolio is also complemented by the data routing products of Juniper Networks, Inc. (Juniper) for which we act as a global reseller.
      The Carrier Services division provides services for fixed and mobile network operators. The portfolio is focused on service solutions designed to reduce carriers’ costs, help service providers to generate new revenue streams and enable operators to manage the complexity of technology migration and convergence fixed/mobile networks and services. The service portfolio comprises network maintenance (e.g. comprehensive service packages, including a customer interaction center, network care, repair and replacement services and “evolution services,” which allow networks to keep pace with technological developments) and value added services (e.g. operational out-tasking, consulting, optimization/design, systems integration and education services).
      Com operates its own sales force in Germany and uses dedicated personnel in Siemens’ worldwide network of regional sales units. Our more significant carrier customers include Vodafone, Deutsche Telekom, Singtel, Sistema Telecom and Telecom Italia, while our more significant enterprise customers include DaimlerChrysler, Deutsche Bank, IBM, Allianz and E.ON, as well as research and governmental institutions (including certain departments of the United States federal government). We provide some of our customers with various forms of direct and indirect financing in connection with large infrastructure projects. In fiscal 2006, we observed a continued trend toward consolidation among large carriers.
      In fiscal 2006, we derived approximately half of our sales from Europe, with approximately 17% from Germany, and smaller, yet significant amounts from Asia-Pacific and the Americas.
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
      Com has been challenged by a changing competitive landscape. In the carrier network business, beside our traditional competitors such as Ericsson, Alcatel, Lucent, Nortel and Nokia, we faced increased competition from Chinese competitors (mainly Huawei, ZTE and UTStarcom). In fiscal 2006, we observed a strong consolidation trend among telecommunications vendors (e.g., Alcatel/ Lucent and Ericsson/ Marconi, as well as the planned NSN joint venture). The enterprise networks business continued to face the traditional competitors such as Avaya, Nortel, Alcatel and Cisco. As a result of the importance of IP and the application businesses, both carrier and enterprise networks continued to face new competitors that formerly focused on software and IT services, such as Microsoft, IBM and SAP. In Wireless Modules, we faced competition mainly from Wavecom and substitution risks from semiconductor companies such as Intel, Infineon and Texas Instruments.
      In April 2005, Siemens defined its “Fit4More” program with the goal to reach certain margin targets and to put the Company on course of sustainable profitable growth. For additional information with respect to our “Fit4More” program, see “—Overview.” As part of its strategic reorientation, Com incurred substantial severance charges in fiscal 2005 and fiscal 2006. For more information with respect to these charges, see Item 5: “Operating and Financial Review and Prospects—Segment Information Analysis—Operations—Information and Communications—Communications.”
Siemens Business Services (SBS)

Year ended
September 30, 2006

Total sales	€5.157 billion
External sales as percentage of Siemens net sales	4.20%
Group profit	€(549) million
      SBS provides information and communications services to customers primarily in industry, the public sector, financial services, telecommunications, transportation, utilities and media and entertainment. SBS designs, builds and operates both discrete and large scale information and communications systems and provided hardware maintenance and support services.
      SBS offers comprehensive information technology and communications solutions from a single source. We create these solutions for customers by drawing on our management consulting resources to redesign customer processes; on our professional services to integrate, upgrade, build and install information technology systems; and on our operational capabilities to run these systems on an ongoing basis.
      In fiscal 2006, SBS had three divisions which reflect the types of services SBS offers:

•	Solution Business offers project-oriented consulting, design and implementation services. These include selecting, adapting and introducing new solutions to support business processes, as well as integration of systems and enterprise applications.

•	Operation-Related Services provides outsourcing services (full-scale IT operations spanning hosting, call center, network and desktop services) as well as operation of selected business processes (e.g. financial services back-office operations). In fiscal 2005 such later operations were a separate division called Business Process Outsourcing. This division has been included in Operation-Related Services as of October 1, 2005.

•	Product-Related Services offered infrastructure maintenance, including hardware and software maintenance and infrastructure service solutions. Effective April 1, 2006, the Product-Related Services Division was sold to Fujitsu Siemens Computers (Holding) BV. For further information with respect to the sale of this division, see Item 7: “Major Shareholders and Related Party Transactions” and “Notes to Consolidated Financial Statements.”

      We provide information technology solutions and services designed to support and optimize the following core processes of our customers:

•	customer relationship management, to assist businesses in aligning their organizations to better serve the needs and requirements of their customers;

•	business information management, to improve our customers’ business processes, including services and solutions for business information, document and product data management;

•	supply chain management, to facilitate the efficient interplay of all of a business’ operational processes with those of its suppliers;

•	enterprise resource management, to optimize a customer’s internal management and production processes; and

•	e-commerce systems and solutions in a range of industries, to allow customers to offer a variety of Internet-based services through design and implementation of software for communications and transactions applications.
      Most of SBS’ consulting and design services involve information technology and communications systems that we also build and operate. At the same time, SBS also designs and builds systems and provides services using the software of several companies with which it has established relationships, such as SAP, Microsoft, Siebel, i2 Technologies, Oracle and Computer Associates. Going forward, SBS will continue its efforts in IT outsourcing activities.
      The Group continued in fiscal 2006 to focus its efforts on the manufacturing industry, public sector and financial services companies. Among our larger customers are BBC, Deutsche Bank, National Savings & Investment, RAG AG and Fujitsu Siemens Computers. Siemens selected SBS as exclusive provider to operate its internal IT infrastructure in Europe. According to the contractual agreement, the IT infrastructure of the Groups and regions has been transferred to SBS.
      We have our own sales and delivery force. We operate worldwide in more than 40 countries but we have traditionally generated most our sales in Germany, followed by a significant percentage of sales to other European countries. In fiscal 2006, we generated more than 80% of our sales in Europe, with approximately 40% from Germany.
      Our most significant competitors vary by region and type of service. A few are global, full-service IT providers such as IBM’s Global Services division, EDS, Accenture, CSC and HP Services. One of our competitors that focuses more narrowly on specific regions or customers includes T-Systems, a unit of Deutsche Telekom, in Germany. Those generating most of their revenues with a particular service include Accenture in consulting and transformational outsourcing; Capgemini in systems integration and Affiliated Computer Services, in outsourcing. As a service business, SBS requires strong local presences and the ability to build close customer relationships and provide customized solutions while achieving economies of scale and successfully managing risks in large projects.
      The IT services market continues to be highly competitive; further consolidation has to be expected by commoditization of the IT services business, offshoring and new players entering the market.
      In April 2005, Siemens defined its “Fit4More” program with the goal to reach certain margin targets and to put the Company on a course of sustainable profitable growth. For additional information with respect to our “Fit4More” program, see “—Overview.” SBS is one of the Groups which needed to take considerable actions in order to reach the margin targets assigned to it. As part of its strategic reorientation, SBS divested its Product-Related Services as mentioned above. In fiscal 2006, as in fiscal 2005, SBS incurred substantial severance charges. For more information with respect to these severance charges, see Item 5: “Operating and Financial Review and Prospects—Segment Information—Operations—Information and Communications—Siemens Business Services.” After the close of the fiscal year, also as part of the strategic reorientation and following an intensive analysis by the Managing Board, we announced plans to bundle our worldwide IT solutions, IT services and software activities. The activities of SBS will be pooled into one Group including the four software development entities Program and System Engineering (PSE) and Siemens Information Systems Ltd. (SISL), Development Innovation and Projects (DIP) and the Business Innovation Center (BIC). The new Group, called Siemens IT Solutions and Services (SIS), will be reported beginning with the third quarter of the fiscal 2007.
      We enter into large scale, and sometimes long-term projects. The large size of some of these projects, as well as the long-term frame contracts with our largest customers, occasionally expose us to technical performance, customer-or country-related risks. Risks associated with long-term outsourcing contracts remain a management priority at SBS. For additional information with respect to our long-term contracts, see Item 3: “Key Information—Risk Factors.”
Automation and Control
Automation and Drives (A&D)

Year ended
September 30, 2006

Total sales	€12.848 billion
External sales as percentage of Siemens net sales	12.92%
Group profit	€1.572 billion
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
      The products, solutions and services that we offer to these customers can be grouped in four technological segments:
      Low voltage control and installation technology products include low voltage switchboards, circuit protection and distribution products and command and signaling devices. These products are used in the control cabinets of switchgear and control gear manufacturers and automation providers, who in turn serve producers of mechanical and electrical machinery and companies in the construction industry. We also offer electrical installation products such as circuit protection systems, small distribution board systems, wiring devices, switches and sockets for the distribution of electricity in residential and industrial buildings. Our modern “bus” systems for communication and monitoring link products and systems together and further link these to building automation systems. The “bus” systems are used principally in residential buildings and large commercial facilities such as plants and office buildings.
      Manufacturing automation products include programmable logic controllers, human machine interfaces for integrated automated systems using a single system platform, and industrial communications systems. Our main customers are the durable goods and capital equipment industries, especially mechanical engineering companies. In addition, we integrate these products into industry-or customer-specific hardware and software solutions and, for the automotive industry, we plan, engineer and sell complete manufacturing automation solutions.
      Motion control and drive systems products include motors, drives and computerized numerical controls for machine tools, as well as automation and drive equipment for all types of production machines and material handling equipment. We also sell motors and drives, from low to high voltage, and gears for various applications in different industries and in infrastructure facilities. Applications include rolling mills and ships, engines for all kinds of rail vehicles and ventilation and water and wastewater transportation systems.
      Process automation products and services include process instrumentation and analytics for companies in the raw materials and other materials processing and capital equipment industries. We plan, engineer and sell complete solutions that integrate these products for specific applications in the chemical, pharmaceutical, food and beverage, and non-metallic minerals industries. We use our computerized process control system as the basis for our batch and process solutions.
      In addition, as of October 1, 2005, the Electronic Assembly Systems division, previously allocated to the former Logistics & Assembly Systems Group of Siemens, was allocated to A&D. The division’s principal products are surface mount technology (SMT) placement systems that automate the mounting of components onto printed circuit boards. These systems are capable of processing numerous component types and can be tailored to the requirements of individual line configurations by a complete modular platform concept. The principal customers of this division are manufacturers in the electronics field that use SMT, including manufacturers of mobile phones, handheld computers and automotive, industrial and consumer electronics, and, increasingly, electronic manufacturing services providers.
      With effect as of October 1, 2006, the Wireless Modules division of Com has been allocated to A&D. For further information regarding the Wireless Modules division, see “—Information and Communications—Communications.” Both, the Electronic Assembly Systems and Wireless Modules divisions serve the manufacturing automation customer segment.
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
      In fiscal 2006, we derived nearly two-thirds of our sales from Europe, with one-third from Germany, and a smaller but significant amount from the Americas, mainly the U.S., and Asia-Pacific.
      In fiscal 2005, we acquired Flender Holding GmbH, a German manufacturer of mechanical and electrical drives. In addition, in fiscal 2005, we acquired Robicon Corporation, a U.S. manufacturer of medium-voltage converters for AC motors. In fiscal 2006, we acquired Electrium Limited, a vendor of electrical installation systems in the UK. For additional information with respect to these acquisitions, see “Notes to Consolidated Financial Statements.”
      Consolidation in our industry is occurring on multiple levels. Suppliers of automation solutions to manufacturing companies have supplemented their activities with drives technology. Suppliers of manufacturing and process control systems are cooperating or combining through acquisitions or cooperative ventures with suppliers of field technology and outsource facility operation and monitoring activities to establish comprehensive automation suppliers. During the past fiscal year, some of our competitors have strengthened their portfolios through acquisitions and formation of joint ventures.
      Intense competition and rapid technical progress within our industry place significant pressure on prices. Average product lifetimes in our businesses tend to be short, typically from one to five years after introduction, and are even shorter where software and electronics play an important role. Product lifetimes tend to be longer in motors, gears and electromechanical devices.
      Each of our principal competitors ABB, Schneider Electric, Rockwell and Emerson has a broad business portfolio similar to ours. We also compete with specialized companies such as Eaton, Honeywell and Fanuc. Our U.S. competitors traditionally have had strong positions in software technologies, while some Japanese competitors have generally focused on large-scale production and cost cutting. Nevertheless, most of our major competitors have established global bases for their businesses. In addition, competition in the field has become increasingly focused on technological improvements to electronics and software.

Industrial Solutions and Services (I&S)

Year ended
September 30, 2006

Total sales	€8.819 billion
External sales as percentage of Siemens net sales	8.88%
Group profit	€289 million
      I&S develops solutions and services for industrial and infrastructure facilities from planning and installation through to operation and the whole equipment lifecycle. Our systems and processes are applied for iron and steel production, treatment of potable water and wastewater, as well as for traffic systems, airport logistics and postal automation. We are also involved in the pulp and paper sector, oil and gas, shipbuilding and mining.
      During fiscal 2006, we provided our solutions and services through the following seven divisions:
      Industrial Plants uses industry-specific expertise to design, engineer and deliver solutions tailored to the needs of customers in various industry sectors, such as pulp & paper, metals, mining, oil & gas, and marine. In recent years, we have focused on offering complete, integrated solutions rather than isolated solutions serving a single function. Effective of October 1, 2006, we have dissolved the Industrial Plants division, transferred its metals-related activities to the new division Metals Technologies as described below, transferred its pulp and paper-related activities to our Industrial Services division and created a new division, called Oil, Gas, Marine Solutions for its remaining activities.
      Industrial Services is responsible for our industrial technical services activities, providing a wide range of technical services covering each stage of the lifecycle of industrial plants, infrastructure facilities and utilities. We serve customers in a variety of industries. Under the trade name Siemens Industrial Services, we provide engineering and general contracting services for plant construction and modernization and deliver on-call and logistics services, maintenance services, including predictive maintenance, as well as auxiliary process management services globally on a local basis. Effective October 1, 2006, the Industrial Services division includes the pulp and paper-related activities that were included in the Industrial Plants division in fiscal 2006.
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
      Siemens VAI. In fiscal 2005, Siemens completed the acquisition of the Austrian engineering group, VA Technologie AG (VA Tech). The activities of the former metallurgy division of VA Tech (VOEST-ALPINE Industrieanlagenbau GmbH & Co) were transferred to I&S to form the division Siemens VAI. For additional information with respect to the VA Tech acquisition, please see “Notes to Consolidated Financial Statements.” Effective October 1, 2006, we have created a new division called Metals Technologies consisting of Siemens VAI and the metals-related activities that were included in the Industrial Plants division for fiscal 2006. Metals Technologies provides process technology solutions and services for the mining and metals industries. The four sub divisions (Iron and Steelmaking, Rolling and Processing, Mining and Metal and Mining Services) offer plants and equipment (products), electrics and automation (systems) and services (life cycle management).
      Airport Logistics offers systems to track and control cargo in and around airport terminals, as well as a full range of baggage handling functions, from the check-in counter and screening, to baggage reclaim, including services and parts for such systems. We also provide security solutions for the aviation industry, integrating baggage screening and explosives detection technologies. Prior to October 1, 2005, the Airport Logistics division was part of the former Logistics & Assembly Systems Group, which was disbanded at the beginning of fiscal 2006.
      Postal Automation provides equipment for sorting of both standard and large letters (so-called flats), as well as parcels; reading and coding systems; postal information technology; mail security solutions; and postal services such as product-related after-sales services and general contracting. Prior to October 1, 2005, the Postal Automation division was part of the former Logistics & Assembly Systems Group, which was disbanded at the beginning of fiscal 2006.
      Our Industrial Plants, Siemens VAI, Airport Logistics and Postal Automation divisions derive their sales revenues primarily from projects awarded on the basis of internationally solicited tenders. These projects tend to be performed under long-term, high-value contracts with a relatively limited number of customers. Our Water Technologies division focuses on industrial and municipal customers. Intelligent Traffic Systems works predominantly with state and municipal customers. Our Industrial Services division provides services to numerous customers across a variety of industries, as well as to other Siemens Groups. Siemens businesses collectively continue to be I&S’ largest customer.
      The large size of the projects performed by our divisions occasionally exposes us to risks related to our technical performance, to a customer or to a country. For additional information with respect to our long-term contracts, see Item 3: “Key Information—Risk Factors.”
      We market our services to our customers primarily through our dedicated sales force, supplemented by Siemens’ worldwide network of regional sales units. In fiscal 2006, we derived nearly half of our total sales revenue from Europe and a significant amount from the Americas, primarily the U.S., as a result of our USFilter and Siemens VAI acquisitions and the transfer of Postal Automation to I&S.
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
Siemens Building Technologies (SBT)

Year ended
September 30, 2006

Total sales	€4.796 billion
External sales as percentage of Siemens net sales	5.35%
Group profit	€234 million
      SBT provides products, systems, solutions and services for monitoring and regulating the temperature, fire safety, ventilation, electricity, lighting and security of commercial and industrial property, tunnels, ships and aircraft.
      During fiscal 2006, SBT consisted of the following four divisions:
      Security Systems offers electronic security solutions and services for buildings and critical environments (e.g. ports, stadiums), including intruder detection and alarm systems, closed-circuit television video-surveillance, personal identification and building access control systems, as well as managed services such as centralized monitoring and control of each of these individual systems. The division strengthened its position in managed services with the acquisition of a specialized service provider focused on monitoring of telecom mobile base stations.
      Fire Safety and Security Products manufactures and sells system components for the global fire safety and security industry and offers systems, solutions and services to the non-residential markets for fire detection and protection, including computerized gas leakage and fire alarms and non-water based fire extinguishing systems, as well as comprehensive computer-based danger management systems which centrally monitor and control each of these individual systems. Our products serve to protect against fire, burglary, unauthorized access and loss of assets. The division further enhanced its product portfolio through the acquisition of a leading European Access Control equipment supplier during fiscal 2006.
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
      SBT has a decentralized business organization that combines a small central headquarters, design and manufacturing at sites in six countries in Europe, North America and Asia and our own branch network. For some markets, we also distribute our products and systems through a network of independent field offices and distributors. Our services businesses and sales network have significant local presences.
      The large size of the projects performed by our divisions occasionally exposes us to risks related to our technical performance, to a customer or to a country. For additional information with respect to our long-term contracts, see Item 3: “Key Information—Risk Factors.”
      We sell our products and systems throughout the world, and in fiscal 2006, we derived nearly 60% of sales from Europe, more than on-third from the Americas, primarily the U.S., and the remainder primarily from Asia-Pacific.
      The main global competitors for Fire Safety & Security are Tyco, UTC and Honeywell. The fire safety products market consolidated considerably in recent years, creating heightened competition between major players. In addition, competitors continuously shift their production to low-cost countries. Due to the resulting comparative lower production costs, we continue to experience increased price pressure in the products market, as well as in fire safety solutions. Our main competitors for HVAC products are Honeywell, Danfoss, Johnson Controls and Schneider Electric. In the HVAC market, we also see consolidation (including significant acquisitions by Honeywell, Schneider Electric, Danfoss and Daikin) and increased price competition for the same reasons as in the fire safety solutions market. In the building automation market, Johnson Controls and Honeywell are our largest competitors. We also face competition from niche competitors offering web-based solutions and from new entrants, such as utility companies and consulting firms, exploiting an increased demand for energy cost management. Consolidation also is continuing in the building automation market and vertical integration of mechanical equipment and controls is an important industry trend, as indicated by the acquisition of York International by Johnson Controls in fiscal 2006.
Power
Power Generation (PG)

Year ended
September 30, 2006

Total sales	€10.086 billion
External sales as percentage of Siemens net sales	11.53%
Group profit	€782 million
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
      Fossil Power Generation includes power plants and systems engineering, as well as components and equipment engineering and manufacturing, such as fossil fuel-fired power plants and co-generation heat and power plants. Our fossil fuel power generation business concentrates on turbo generators, gas and steam turbines in the larger power range, with an emphasis on combined-cycle gas and steam power plants. We also perform power plant service, such as maintenance, rehabilitation and operations.
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
      Additional areas of PG’s activity include the development and production of systems based on emerging technologies such as fuel cells. We also have minority stakes in joint ventures in the areas of nuclear and hydropower generation, which we account for under the equity method.
      Although we aim to expand primarily through internal growth, we will continue to make acquisitions and form alliances where appropriate to increase market penetration, share costs or technologies and adapt to market changes. In fiscal 2006, we acquired Wheelabrator Air Pollution Control, a U.S. manufacturer of emission control technologies; we signed a contract to acquire Kühnle Kopp & Kausch, a German manufacturer of small steam turbines and turbocompressors and completed this transaction in the first quarter of fiscal 2007; we acquired the coal gasification business of Swiss Sustec-Group; and we increased our interest in Power Machines, a leading supplier of power plant equipment in Russia.
      PG’s principal customers are large power utilities and independent power producers, as well as construction engineering firms and developers. Because certain areas of our business, such as power plant construction, involve working on medium- or longer-term projects for customers who may not require our services again in the short term, our most significant customers may vary significantly from year to year. In fiscal 2006, Florida Power & Light Company in the United States, Union Fenosa Generacion S.A. in Spain, CS Energy in Australia and Knapsack Power GmbH & Co. KG in Germany were among our largest customers. We also generate an increasing portion of sales from industrial customers, who represent an important market for smaller power plants, turbines and compressor solutions.
      Our business activities vary widely in size from component delivery and comparatively small projects to turnkey contracts for new power plant construction with contract values of more than half a billion euros each. The large size of some of our projects occasionally exposes us to risks related to technical performance, a customer or a country. For additional information with respect to our long-term contracts, see Item 3: “Key Information—Risk Factors.”
      In fiscal 2006, we derived more than one-third of our sales from Europe. The remainder of our sales is geographically well balanced.
      Our sales efforts are conducted primarily by our own dedicated sales organizations in Europe, the U.S. and Asia, supported by Siemens’ worldwide network of regional sales units.
      Today’s worldwide market for new power plants is near the level experienced in the early 2000s. The development continues to be driven primarily by the strong economic development in China, which again was the strongest single market for worldwide power equipment orders in fiscal 2006. Other than China, the Near and Middle East has become an important market mainly for gas-fired power plants. The sustained and significant increase in oil and gas prices in recent years and uncertainty relating to fuel markets may result in reduced demand for gas turbines and increased demand for steam turbines.
      Our industry is one in which a relatively small number of companies, some with very strong positions in their domestic markets, play a key role. Our principal competitors vary by business. In fossil power generation, our main competitors are General Electric, Alstom Power, Mitsubishi Heavy Industries, as well as Hitachi and Toshiba. Within industrial applications, we face competition from General Electric, Solar, MAN Turbo and Dresser Rand. In instrumentation and controls, where the market is more fragmented, ABB is our main competitor. Main competitors in wind power are Vestas and General Electric.
Power Transmission and Distribution (PTD)

Year ended
September 30, 2006

Total sales	€6.509 billion
External sales as percentage of Siemens net sales	6.90%
Group profit	€390 million
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
      We provide our customers with: turn-key transmission systems and distribution substations; discrete products and equipment for integration by our customers into larger systems; information technology systems and consulting services relating to the design and construction of power transmission and distribution networks. We offer the following solutions, products and services, presented roughly in the order in which they are used in a power transmission and distribution network. Our internal divisions are organized around the following products:

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
      Our power transmission and distribution customers are primarily power utilities and independent power distributors. Due to ongoing deregulation in the power industry, our customer base continues to diversify from one formerly composed almost exclusively of power utilities responsible for all stages in power transmission and distribution to one that includes an increasing number of independent system operators and power distributors supplying services at different points of the power transmission and distribution network. We have further increased our sales to industrial customers, providing them with equipment and systems for power networks associated with manufacturing facilities. We distribute our systems and components through our sales force in Germany and through dedicated personnel in the regional Siemens sales units worldwide. In addition, the VA Tech sales personnel has been integrated into our sales force.
      We generate our sales from project business, as well as from sales of systems, components and services. In fiscal 2006, we received a total of approximately €0.6 billion in orders from the Qatar General Electricity & Water Corporation. Aside from those contracts, a relatively small portion of our project business involves construction of large power networks and other projects with values of more than €50 million. In fiscal 2006, as in prior years, most of our business was generated from smaller projects and sales of systems and components to a variety of smaller customers.
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

      Competition in our markets comes primarily from a small group of large, multinational companies offering a wide variety of products, systems and services, although a few notable specialists maintain strong positions in certain niches. Globally, our most significant competitors include ABB, the Areva Group and General Electric, as well as certain Japanese competitors. In some of our markets, increasing international competition is emerging from low-cost countries such as China and India. We are party to several joint ventures in China, our largest single market.
      The large size of some of our projects occasionally exposes us to risks related to our technical performance, to a customer or to a country. For additional information with respect to our long-term contracts, see Item 3: “Key Information—Risk Factors.”
Transportation
Transportation Systems (TS)

Year ended
September 30, 2006

Total sales	€4.502 billion
External sales as percentage of Siemens net sales	5.08%
Group profit	€80 million
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
      Effective October 1, 2005, the Integrated Service division was allocated to the other divisions of TS. Our divisions now take direct responsibility for our service activities, which provide corrective and preventive maintenance services, replacement and spare parts for each of the division’s own products.
      Our primary customers are transport authorities and national and private rail companies worldwide. Deutsche Bahn is our largest customer. We distribute our products through our own sales force in Germany and through dedicated personnel in the local Siemens companies worldwide.
      Germany and other European countries have traditionally been our most important regional markets. We believe the most important regional growth markets are in the Asia-Pacific region. Demand in the German market for railway transportation products has continued to decline in recent years, as a result of reduced government funding of, and low investment in, the German rail transportation systems, and we expect that trend to continue for the foreseeable future. In fiscal 2006, we derived more than two-third of our sales from Europe, with less than one quarter in Germany, and a smaller but significant amount from Asia-Pacific and the Americas.
      The world markets for products and services in the railway transportation industry continue to be in flux. Despite the trend toward privatizing state-owned railways and liberalization of the railways markets, national authorities continue to have influence in areas such as security and deregulation, or as general watchdog authorities over transport or railway facilities. In many countries, governments impose local content requirements, the fulfillment of which is often a basic precondition for market entry. The number of rail operators continues to increase, and both new and traditional operators are focusing not only on quality but also on price and low life-cycle costs that drive their own profitability. Price pressure is further influenced by budget constraints faced by many state operators, requiring innovative financing solutions. In fiscal 2006, our industry continued to face increasing prices for some key components because there is only a limited number of suppliers. Our customers show a growing trend towards the outsourcing of servicing and maintenance of systems and equipment.
      The large size of our projects occasionally exposes us to risks associated with technical performance, a customer or a country. In the past, we have experienced losses in connection with such risks. For additional information with respect to our long-term contracts, Item 3: “Key Information—Risk Factors.”
      We compete in our industry, on a global scale, with a relatively small number of large companies and with numerous small to midsized competitors who are either active on a regional level or specialize within narrow product spectrums. Our principal competitors are Alstom and Bombardier.
Siemens VDO Automotive (SV)

Year ended
September 30, 2006

Total sales	€10.017 billion
External sales as percentage of Siemens net sales	11.45%
Group profit	€669 million
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
      In fiscal 2006, we offered our systems and products in the following four divisions:

•	Powertrain, including components, modules and systems for use in diesel and gasoline fuel injection handling, drive train transmission management and air intake systems, fuel pumps and supply units, as well as engine actuators and emissions controls and sensors;

•	Chassis & Carbody, including active and passive electronic safety systems such as crash and occupant sensors for controlling airbags and seatbelts and for monitoring air pressure in tires; chassis electronics used in steering and braking; electric motor drives for use in antilock brakes, heating, ventilation and engine cooling systems and power windows and sunroofs; drive systems for electric and hybrid vehicles; access control and security systems with electric door and seat controls and radio receivers within the vehicle; intelligent switching units and climate control units;

•	Interior & Infotainment, including complete cockpit systems, driver’s workplace systems in commercial vehicles, instrument clusters, tachographs, human-machine interface displays, heads-up displays for passenger and commercial vehicles; car audio, navigation and telematics and complex multimedia systems; and

•	Service & Special Solutions, which offers spare parts and accessories for passenger and commercial vehicles, fleet management systems and hardware and software products for car audio, navigation, and telematics.
      As of October 1, 2006, we have put a new organizational structure into place. In fiscal 2007, the Group’s business is being carried out by the four divisions Powertrain, Interior Electronics and Infotainment, Safety and Chassis, and Commercial Vehicles.
      Our original equipment and service business in the field of commercial vehicles will be carried out by the new division Commercial Vehicles. The division Safety & Chassis develops and produces restraint systems, safety electronics and chassis products such as the electronic wedge break and electrical steering. The division Interior Electronics and Infotainment bundles our businesses involving cockpits and control instruments, the instrumentation of cars, high-end multimedia systems and radio navigation systems. The division Powertrain remains unchanged.
      Most of our customers are large automobile manufacturers, including four of the world’s five largest automobile manufacturers. We also sell components to suppliers of complete automotive systems and modules. Our car manufacturer customers frequently contract a supplier to provide a system or set of components for the production run of a particular car model or engine line. In fiscal 2006, our ten largest customers together accounted for more than 80% of our total sales.
      As in past years, base materials and components accounted for about half of the total cost of our products in fiscal 2006. We rely on a few suppliers to provide us with most of our semiconductors, other electronic components and some other base materials and components. These suppliers include Infineon, Philips and ST Microelectronics, for semiconductors; Tyco, for wire housings and connectors; and ALCOA for drives.
      We have our own independent sales force, which is active worldwide. In fiscal 2006, we generated nearly two-third of our sales in Europe, with nearly one-third in Germany and nearly one-third of our sales in the Americas, primarily the U.S. In fiscal 2006, we continued our sales growth in Asia and other emerging markets.
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
      In fiscal 2006, the worldwide mass market was again characterized by low growth rates. Automobile production levels remained nearly constant in the Americas and Western Europe. In the Asia-Pacific region, growth continued at a lesser rate, influenced particularly by Chinese demand. The truck market is still growing. Globalization and the opening of markets to competition continue to put downward pressure on prices. Customers that incorporate our products into their own equipment make ever-greater demands on both our performance and the quality of our products. In the current market environment, many automobile manufacturers extract price and other concessions from their suppliers, including SV.
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
Medical
Medical Solutions (Med)

Year ended
September 30, 2006

Total sales	€8.227 billion
External sales as percentage of Siemens net sales	9.35%
Group profit	€1.061 billion
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
      Our offerings include:

•	medical imaging systems, representing a full range of systems including x-ray, computed tomography, magnetic resonance, molecular imaging and ultrasound, as well as related computer-based workstations enabling the health care professional to retrieve and process relevant information. Our imaging systems are used to generate morphological and functional images of, and related information concerning, the human body, such as internal organs. This information is used both for diagnostic purposes and in preparation for potential treatment, including interventional and minimally-invasive procedures;

•	information technology systems, which are used to digitally store, retrieve and transmit medical images and other clinical and administrative information, facilitating efficient workflows in health care environments;

•	oncology care systems, including linear accelerators, which are used for cancer treatment;

•	hearing aids and related products and supplies;

•	electromedical systems, which are primarily used in critical care situations and during surgery for the purpose of patient transport, monitoring vital functions via body sensors, supporting breathing and administering anesthetic agents. Our product portfolio also includes respiratory machines designed for systems for intensive neonatal care and home care. We provide such electromedical systems primarily through our joint venture Dräger Medical of Lübeck, Germany, in which we hold a 35% share.
      In addition, through two acquisitions announced in fiscal 2006, we have entered the in-vitro diagnostics market. In-vitro diagnostics are based on an analysis of tissue samples or bodily fluids such as blood (in contrast to in-vivo diagnostics, such as magnetic resonance imaging, which are based on imaging procedures designed to generate morphological and functional images of, and related information concerning, the human body, such as internal organs). At the end of July 2006, we completed the acquisition of Diagnostic Products Corporation (DPC) a global leader in immunodiagnostics, for approximately U.S.$1.9 billion (approximately €1.5 billion). DPC’s diagnostic tests supply information vital to the detection and management of disease, including cancer, cardiovascular disease and thyroid disorders. Moreover, in June 2006, we announced that we had agreed to acquire the Diagnostics Division of Bayer AG for an expected purchase price of approximately €4.2 billion, subject to satisfaction of certain conditions, including regulatory approvals and other customary closing conditions. We currently expect that the closing will take place in the first quarter of fiscal 2007. Through the acquisition of Bayer’s Diagnostics Division we will strengthen DPC’s position in immunodiagnostics and enter molecular gene analysis—also known as Nucleic Acid Testing. In addition, Bayer Diagnostics holds strong positions in other segments of the in-vitro diagnostics market, e.g. clinical chemistry. For additional information on these acquisitions, see “Notes to Consolidated Financial Statements.”
      Our customers include health care providers such as hospital groups and individual hospitals, group and individual medical practices, reference and physician office laboratories and outpatient clinics. We typically sell the majority of our product spectrum through direct sales persons who are located in the individual countries where our products are sold and supported by product specialists. In addition, in some countries we sell primarily low-end products (such as low-end ultrasound and low-end x-ray) through dealers. A small portion of our sales involve delivery of certain of our products and components to competitors on an OEM basis. Our products are serviced primarily through our own dedicated personnel.
      We have a strong worldwide presence. The U.S. is our largest single geographic market, representing approximately 45% of our total sales in fiscal 2006. In addition, we derived nearly one-third of our sales from Europe and a smaller but significant amount in Asia-Pacific in fiscal 2006.
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
      Our principal competitors in medical imaging are General Electric, Philips, Toshiba, Hitachi and Hologic. Other competitors include McKesson and Cerner, for information technology systems; Phonak, GN Resound (a subsidiary of Great Nordic), Starkey, Widex and William Demant, for hearing aids; and Elekta and Varian Medical, for oncology care systems. By entering the in-vitro diagnostics business through DPC and Bayer Diagnostics, we now also face new competitors such as Roche, Abbott, Beckman Coulter and Dade Behring. The trend toward consolidation in our industry continues. In October 2006 Phonak announced that it entered into a share purchase agreement with Great Nordic to buy GN Resound. Competition among the leading companies in our field is strong, including with respect to price.
Lighting
Osram

Year ended
September 30, 2006

Total sales	€4.563 billion
External sales as percentage of Siemens net sales	5.14%
Group profit	€481 million
      Our Lighting Group, Osram, offers a full spectrum of lighting products for a variety of applications. Osram designs, manufactures or sells the following types of lighting products and related materials, components and equipment through the following divisions:

•	General Lighting: incandescent, halogen, compact fluorescent, fluorescent and high-intensity discharge lamps for household and commercial applications, and public buildings, spaces and streets;

•	Automotive Lighting: halogen, incandescent and xenon discharge lamps for use in motor vehicle headlights, brake lights, turn signals and instrument panels, and, through an equal joint venture with Valeo, completed head- and tail-light assemblies for distribution in North America;

•	Display/ Optic: special purpose halogen and high-intensity discharge lamps for lighting airport runways, film studios, microchip manufacturing plants, video and overhead projectors and medical and other applications requiring very intense lighting;

•	Opto-Semiconductors/ LED systems: light emitting diodes (LED), organic light emitting diodes (OLED), high power laser diodes and other semiconductor devices and LED systems that generate visible light and ultraviolet and infrared radiation for use in interior and exterior automotive lighting and other applications, electronic equipment displays, traffic and signal lighting, signs and decorative lighting and infrared transmitters and sensors for industrial and consumer electronics;

•	Ballasts and Luminaires: electronic ballasts for optimized operation of compact fluorescent, fluorescent, high-intensity discharge low-voltage halogen lamps and LED modules, as well as consumer fixtures and, increasingly, lighting control systems; and

•	Precision Materials and Components: glass for bulbs, phosphor powders for fluorescent lamps, computer monitors and television screens, tungsten and other metals for filaments in incandescent lamps and heavy duty tools and electronic components and materials for lamps and applications in the automotive industry, as well as equipment used in the production of lighting products.
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
      In the coming years, we expect the importance of electronics to continue to increase across all areas of the lighting industry, and we expect that Osram’s sales accounted for by electronic ballasts, electronically-driven lighting systems and opto-semiconductors will continue to increase.
      Our customers include primarily wholesalers, retailers and manufacturers of lighting fixtures, lamp components and automotive systems. We distribute our products through Osram’s own network of subsidiaries, sales offices and local independent agents in approximately 150 countries. The importance of the Internet as a sales channel is also steadily increasing. Osram has successfully implemented business-to-business extranet services in several countries and we continue to process over one third of our sales electronically.
      In recent years, the world market for lighting products has grown at moderate rates, with relatively higher growth in Asia-Pacific and Eastern Europe. In fiscal 2006, we generated 44% of our total sales in the Americas, primarily in the U.S., more than one-third of our total sales in Europe and a smaller but significant amount in Asia-Pacific. In North America, we market most of our lighting products under the brand name Sylvania.
      As a result of acquisitions and consolidations over the last decades, Osram, Philips and General Electric are today the key players in the worldwide lighting market. Osram holds a number one or number two position worldwide in most of its product markets, such as lamps, electronic ballasts, automotive lamps and opto-semiconductors, competing principally with Philips and General Electric as well as Nichia in the field of opto-semiconductors. Through joint ventures with Mitsubishi and Toshiba, we are the largest foreign manufacturer of lighting products in Japan, where Matsushita and Toshiba also hold strong market positions.
      Price competition is intense in some areas of both the traditional and innovative lighting product markets, due to competition among Philips, Osram, General Electric, and the Japanese LED manufacturer Nichia, as well as rising competition from new entrants, including a growing number of Chinese manufacturers. Price competition continues to intensify in the more advanced halogen and compact fluorescent lamp types due to an increasing presence of Chinese manufacturers.

      We continue to work on reducing the use of hazardous materials (e.g. mercury or lead) or to substitute for these in our products and processes, and sustainable products play a major role in our innovation strategy. Examples are our energy-saving lamps and lighting systems and our market introduction of mercury-free Xenon lamps for motor vehicle headlamps.
Financing and Real Estate
Siemens Financial Services (SFS)

Year ended
September 30, 2006

Total assets	€10.522 billion
Total assets as percentage of Siemens assets	11.57%
Income before income taxes	€307 million
      SFS provides a variety of financial services and products both to third parties and, on arm’s-length terms, to other Siemens business Groups and their customers. SFS is organized in six business divisions, which can be classified as either capital businesses (consisting of the Equipment & Sales Financing division and the Equity division) or fee businesses (consisting of the Project & Export Finance, Investment Management, Insurance, and Treasury & Financing Services divisions). The capital businesses offer vendor programs to external manufacturers and support Siemens sales with leasing programs. The capital businesses also provide receivable financing to Siemens groups and external parties and makes equity investments in infrastructure projects where Siemens is a principal supplier. The fee businesses support and advise Siemens concerning financial risk management and investment management and provide an important contribution to Siemens by arranging financing for Siemens projects. The fee businesses are primarily captive with some external business.
      Due to expansion of the leasing business, our total assets increased to € 10.522 billion at September 30, 2006 from €10.148 billion at September 30, 2005. Our principal assets at September 30, 2006 were lease receivables and equipment leased under operating leases (together accounting for 62% of our assets) and purchased trade receivables (accounting for 31% of our assets) attributable to our Equipment and Sales Financing division. The main sources of our earnings are interest income, dividends and fee income, with the latter stemming primarily from our internal advisory businesses. SFS acts according to banking industry standards in the international financial markets in its transactions with both Siemens and third parties.
      Equipment and Sales Financing. This is our largest division and it encompasses our mid-market finance and credit portfolio management business activities.

•	Midmarket Finance—our principal product is equipment lease financing, where we typically purchase equipment supplied by various Siemens Groups or third-party manufacturers and lease it to the customer for a specified term, generally with an option for the customer to purchase the equipment or renew the lease at the end of the term. Capital leases account for the largest portion of our leasing business (78% of the total book value of our leased assets at September 30, 2006). We also offer our clients services complementary to our leasing business, including services relating to the management of their leased equipment base and product upgrade services. Other products include asset-based lending, underwriting and syndication for larger credits.

•	Credit Portfolio Management—we purchase, without recourse, receivables from other Siemens Groups, as well as from third parties. The selling companies remain responsible for collection and documentation. Our portfolio consists primarily of trade receivables. Centralizing a portion of the Siemens Groups’ receivables risk allows Siemens to more effectively manage its overall receivables exposure.
      Midmarket Finance finances both Siemens and third-party equipment. The associated Siemens products are delivered primarily by Med, Com and A&D. Midmarket Finance also increased its external business with its “small ticket leasing” products, which involve leases of relatively small amounts and with a high level of automation and standardized procedures for such third-party products as computers and office equipment.

      Equity. This division structures financing for infrastructure projects for which Siemens provides capital goods and participates in those projects as an equity investor. At September 30, 2006, the equity investment in these projects amounted to approximately 3% of the total assets of SFS and 0.4% of the total assets of Siemens. In recent years, the Equity division has expanded its strategic focus from power to healthcare and airports.
      Project and Export Financing. This division advises other Siemens Groups on project and sales financing transactions. We have a global network of established contacts with multi-lateral financial institutions, such as the World Bank and the Asian Development Bank, as well as with national development and export banks and export credit agencies, such as Hermes in Germany and Export-Import Bank in the United States. By offering our services to other Siemens Groups, we ensure that they benefit from our in-house know-how and market presence. We also provide advice, management and documentation services in connection with guarantees issued by Siemens, related principally to certain long-term contracts of the Operating Groups.
      Treasury and Financing Services. This division provides services to Siemens’ Corporate Treasury, including cash management and payment (including inter-company payments) and capital-market financing. In addition, we pool and manage interest rate and currency risk exposure of the Operating Groups and, in the name and for the account of Siemens’ Corporate Treasury, enter into derivative financial instruments with third-party financial institutions to offset pooled exposures. Derivative activities in the name of Siemens’ Corporate Treasury are described under Item 11: “Quantitative and Qualitative Disclosure About Market Risk.” We also offer consulting services with respect to treasury activities to third-party customers.
      Investment Management. This division manages pension assets for Siemens and third parties and mutual funds for employees in Germany and Austria. We also offer pension advisory services to Siemens and third parties.
      Insurance. This division acts as a broker and provides Siemens Groups with liability, property, marine and project insurance brokerage coverage via third-party insurers. We provide these services not only to Siemens’ business Groups, but also to external customers. We also act as an insurance agent in offering private insurance policies to Siemens’ employees. With these employee related activities, Insurance also acts as agent for fund and mortgage based products.
      SFS’ main sources of risk are our external customers’ credit risk and the risk associated with SFS’ equity portfolio. Interest rate and currency exposures are typically matched. The funding for SFS is provided by Siemens’ Corporate Treasury.
      Our competition mainly includes captive leasing and finance companies from both inside and outside the electronics industry, including those of General Electric, CIT Group and Societe Generale. In fiscal 2006, competition from these international players increased. Our competition also includes pure leasing companies and leasing and finance operations related to banks or investment banks and investment management companies.
Siemens Real Estate (SRE)

Year ended
September 30, 2006

Total sales	€1.705 billion
External sales as percentage of Siemens net sales	0.29%
Income before income taxes	€122 million
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
      The book value of Siemens’ worldwide land and buildings, at September 30, 2006, amounted to approximately €4.933 billion, of which approximately more than half was managed by SRE. The following table sets forth the key balance sheet and statistical data for SRE:
SRE Balance Sheet and Statistical Data

	At September 30,

	2006	2005

	(€ and square meters
	in millions)
Total assets (in euros)	3,234	3,496
Real estate assets under management (in euros)	2,733	2,912
Total site area (in square meters)	19.5	19.1
Total building area (in square meters)	9.9	9.9
      Over the past few years, operational adjustments by some Siemens’ Groups resulted in the consolidation of Siemens locations and the divestment by SRE of surplus property. However, while we will continue to divest surplus property over the next few years, we expect that we will not be able to dispose of properties as quickly or to the same extent as we have previously.

Employees and Labor Relations
       The following tables show the division of our employees by business Group and geographic region at September 30 for each of the years shown:
Employees by Business Group(1)

	At September 30,

	2006	2005	2004

	(in thousands)
Communications(2)	51	51	50
Siemens Business Services	34	39	36
Automation and Drives(3)	71	63	54
Industrial Solutions and Services(3)	36	36	33
Siemens Building Technologies	29	28	28
Power Generation	36	34	31
Power Transmission and Distribution	28	26	19
Transportation Systems	19	18	18
Siemens VDO Automotive	53	51	48
Medical Solutions	36	33	32
Osram	40	38	37
Siemens Financial Services	2	2	2
Siemens Real Estate	2	2	2
Other(4)	38	40	34

Total	475	461	424

(1)	Continuing Operations.

(2)	Com’s division Siemens Home and Office Communication Devices was reclassified to Other Operations in the third quarter of fiscal 2006. Prior year information was reclassified for comparability purposes.

(3)	The divisions of the dissolved L&A Group were allocated as follows for all periods presented: Electronic Assembly Systems were reclassified to A&D, Postal Automation and Airport Logistics were reclassified to I&S and Distribution and Industry Logistics as well as Material Handling Products were reclassified to Other Operations.

(4)	Includes employees in corporate functions and services and business units not allocated to any business Group.
Employees by Geographic Region*

	At September 30,

	2006	2005	2004

	(in thousands)
Germany	161	165	161
Europe (other than Germany)	127	125	109
The Americas	104	101	95
Asia-Pacific	70	58	50
Africa, Middle East, CIS	13	12	9

Total	475	461	424

*	Continuing operations.
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
      In 1994, we closed a site in Hanau, Germany, that we had used for the production of uranium and mixed-oxide fuel elements. A smaller related site in Karlstein, where we operated a nuclear research and service center, was closed in 1989. We are in the process of cleaning up both facilities in accordance with the German Atomic Energy Act. We have developed a plan to decommission the facilities that involves the following steps: clean-out, decontamination and disassembly of equipment and installations, decontamination of the facilities and buildings, sorting of radioactive materials and intermediate and final storage of radioactive waste. This process will be supported by ongoing engineering studies and radioactive sampling under the supervision of German federal and state authorities. The German Atomic Energy Act requires that radioactive waste be transported to a government-developed storage facility, which, in our case, we do not expect to be available until 2030. We expect that the process of decontamination, disassembly and sorting of radioactive waste will continue until 2010. We will be responsible for storing the material until the government-developed storage facility is available. With respect to the Hanau facility, the process of setting up intermediate storage for radioactive waste has neared completion; on September 21, 2006 we received official notification from the competent authorities that the Hanau facility has been released from the scope of application of the German Atomic Energy Act and that its further use is unrestricted. The ultimate costs of this project will depend, in part, on where the government-developed storage facility is located and when it becomes available. We have an accrual of €501 million at September 30, 2006, with respect to this matter. This accrual is based on a number of significant estimates and assumptions as to the ultimate costs of this project. We believe this amount to be adequate to cover the present value of the costs associated with this project, based on current estimates. For additional information, see “Notes to Consolidated Financial Statements.”
      Two Directives of the European Parliament and of the Council on Waste Electrical and Electronic Equipment (2002/96/ EC—WEEE) and on the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment (2002/95/ EC—RoHS) have an impact on some of our products. The WEEE-Directive regulates the collection, financing of the collection, reuse and recycling of waste from many electrical and electronic products, and the RoHS-Directive bans the use in electrical and electronic equipment of certain hazardous substances, such as lead, cadmium, mercury, hexavalent chromium, brominated biphenyls and diphenylethers. We are complying with the required collection schemes and financing of the collection of waste electrical and electronic equipment from end users, insofar as the WEEE-Directive has been implemented into the national legislation of the EU Member States. In certain EU Member States, including Italy and the United Kingdom, the WEEE-Directive has not yet been implemented. We are presently unable to completely estimate the potential costs of complying with these new requirements due to insufficient experience with the collection of waste electrical and electronic equipment. However, we do not expect this uncertainty to have a material adverse affect on our results of operations or financial condition.
      The bans imposed pursuant to the RoHS-Directive entered into force on July 1, 2006. Siemens has identified its products which are affected by the restrictions and has implemented a timely transition from lead to lead-free soldering technology. With regard to the other substances, we enter into contractual agreements with our suppliers to help ensure that the delivered components and products are compliant with the requirements of the RoHS-Directive. For certain applications and components, exemptions were granted by the European Commission. Restrictions on the use of certain substances comparable to those of the RoHS-Directive are under discussion in several other states, such as the U.S., Australia, Argentina, China and South Korea.
      The EU-Directive (2004/35/ CE) addressing the prevention and remediation of environmental damage has to be transposed into national law by April 30, 2007. A significant number of our production sites are affected by this directive. The directive requires remediation measures for damage to protected species and natural habitats, which go beyond current legal requirements. However, the directive will only apply for damages caused by emissions made after 2007. We believe that in 2007, there will continue to be adequate insurance coverage or other financial security instruments available to cover the increased risks.
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
Property
       Siemens and its consolidated subsidiaries have, as of September 30, 2006, approximately 242 production and manufacturing facilities (more than 50% production space ratio) throughout the world. Approximately 94 of these are located in Europe, with approximately 45 in Germany, and approximately 115 are located in the Americas, with approximately 89 in the United States. We also have 32 facilities in Asia. Siemens also owns or leases other properties including office buildings, warehouses, research and development facilities and sales offices in approximately 190 countries.
      Siemens’ principal executive offices are located in Munich, Germany.
      None of our properties in Germany is subject to mortgages or other security interests granted to secure indebtedness to financial institutions. We have granted security interests in other jurisdictions.
      We believe that our current facilities are in good condition and adequate to meet the requirements of our present and foreseeable future operations.
Intellectual Property
       Siemens as a whole has several thousand patents and licenses, and research and development is a priority on a Siemens-wide and business Group basis. For a discussion of the main focus of our current research and development efforts of each business Group, see Item 5: “Operating and Financial Review and Prospects—Business Overview—Research and Development.” Siemens also has many thousand trademark registrations worldwide. However, neither the Company, nor any of our business Groups, are dependent on any single patent, license or trademark or any group of related patents, licenses or trademarks.
Legal Proceedings
       We have requested arbitration against the Republic of Argentina before the International Center for Settlement of Investment Disputes (ICSID) of the World Bank. We claim that Argentina unlawfully terminated our contract for the development and operation of a system for the production of identity cards, border control, collection of data and voters’ registers and thereby violated the Bilateral Investment Protection Treaty between Argentina and Germany (BIT). We are seeking damages for expropriation and violation of the BIT of approximately $500 million. Argentina has disputed jurisdiction of the ICSID arbitration tribunal and has argued in favor of jurisdiction of the Argentine administrative courts. The arbitration tribunal rendered a decision on August 4, 2004, finding that it has jurisdiction over Siemens’ claims and that Siemens is entitled to present its claims. A hearing on the merits of the case took place before the ICSID arbitration tribunal in Washington in October 2005. A decision on the merits is expected by the end of December 2006.
      Italian and German prosecutors have been investigating allegations that former Siemens employees provided improper benefits to former employees of Enel in connection with Enel contracts. We are cooperating with the authorities. German prosecutors brought charges against two of the investigated former employees in March 2006. Furthermore, the prosecutors have asked the courts to confiscate the proceeds Siemens has obtained for performing the Enel contracts. In Italy, Siemens has entered into a so-called “patteggiamento” (plea bargaining agreement without the admission of any guilt or responsibility) with the Italian prosecutors. Siemens agreed to pay a €0.5 million fine and to give up €6.121 million of profit relating to the Enel contracts. Siemens also accepted a one-year ban prohibiting it from entering into contracts with the Italian public administration. This part of the patteggiamento was discharged through the one-year ban imposed on Siemens by preliminary injunction that expired on May 14, 2005. The patteggiamento was endorsed by the Court of Milan on July 25, 2006 and entered into force on November 11, 2006.
      In May 2004, the European Commission launched an investigation into possible anti-trust violations involving the major European and Japanese producers of high-voltage gas-insulated switchgear, including Siemens AG and VA Tech, which Siemens acquired in July 2005. Gas-insulated switchgear is electrical equipment used as a major component for turnkey power substations. We have cooperated with the European Commission in the investigation. The decision of the European Commission has not been announced yet. On December 22, 2005, the Hungarian antitrust authority announced an administrative order imposing a fine of €320,000 on Siemens AG and € 640,000 on VA Tech. We have filed an appeal against that decision. The final decision on the appeal has not been announced. Furthermore, authorities in Australia, Brazil, New Zealand and the Czech Republic are conducting investigations into the same possible antitrust violations.
      As previously reported, German prosecutors are conducting an investigation against certain Siemens’ employees regarding allegations that they participated in fraud and in providing improper benefits related to the awarding of an EU contract for the refurbishment of a power plant in Serbia. The investigation is still ongoing.
      A Mexican governmental control authority has barred Siemens Mexico from bidding on public contracts for a period of three years and nine months beginning November 30, 2005. This proceeding arose from allegations that Siemens Mexico did not disclose alleged minor tax discrepancies when it was signing a public contract in 2002. Upon appeal by Siemens Mexico, the execution of the debarment was stayed on December 13, 2005 and subsequently reduced to a period of four months. Upon further appeal, the execution of the reduced debarment was stayed by the competent Mexican court on April 19, 2006. The final decision on the appeal has not been announced so far.
      On January 19, 2006, the U.S. Attorney for the Northern District of Illinois charged Siemens Medical Solutions US (SMS) with committing mail and wire fraud in connection with a bid on a public contract for radiological equipment in the year 2000. The charges are based on alleged non-compliance with certain bidding terms and alleged misconduct during a trial related to the fulfillment of such terms. The bidding terms of the public contract were later ruled unconstitutional. SMS, which has cooperated with the district attorney’s investigation, considers the allegations to be unjustified and intends to oppose them in court. The court proceedings are scheduled for March 2007.
      On February 24, 2006, Siemens received a subpoena from the U.S. Securities and Exchange Commission (SEC) requiring the production of certain documents relating to the Oil-for-Food Programme and to certain other matters. Siemens is cooperating with the SEC. Furthermore, a French investigating magistrate has started a preliminary investigation regarding the participation of French companies—among others Siemens France S.A.S.—in the Oil-for-Food Programme. German prosecutors also have started an investigation in this matter.
      On November 15, 2006, Munich public prosecutors (the Prosecutors) conducted searches of Company premises and private homes in Munich, Erlangen and in Austria during which a large volume of documents and electronic data were confiscated. These actions were taken in connection with an investigation of certain current and former employees of the Company on suspicion of embezzlement, bribery and tax evasion. Several arrest warrants were issued for several current and former employees who are or were associated with Com. Among those arrested were a former CFO of Com, as well as the heads of Com’s internal audit and accounting and controlling departments. Another former employee was apprehended in Austria and extradited to Germany. In addition to the interrogations of those arrested, statements were taken from a number of witnesses including Company officials. The Prosecutors announced that those arrested are suspected of collaborating to open slush fund accounts abroad, and of operating a system to embezzle funds from the Company. More specifically, the Prosecutors allege that from 2002 to the present, these individuals siphoned off money from Com via off-shore companies and their own accounts in Switzerland and Liechtenstein. The Prosecutors indicated that whether and the extent to which the diverted funds were used for bribes remains to be determined. The investigation is ongoing, and the Company is fully cooperating with the authorities. The Prosecutors’ current investigation grew out of an anonymous complaint and requests for judicial assistance from Switzerland and Italy. Bank accounts in Geneva, Switzerland, held by a former officer of Com of Siemens Greece were seized in August 2005. The Company became aware of the seizure at the end of 2005 having been notified by both the officer and the financial institution in which the accounts were held. As part of its internal investigation, the Company filed a civil action in Greece against the officer on November 14, 2006. In June 2006, the Company also became aware of the existence of an escrow account in Lugano, Switzerland. In July 2006, the trustee was requested to provide documentation of the account and to transfer the funds to the Company. The account was seized prior to receiving the funds. Bank accounts in Liechtenstein were also seized in late 2004. Funds from these Liechtenstein accounts were transferred to Siemens in 2005 after being released by governmental authorities. On March 30, 2006, the premises of Intercom Telecommunication Systems AG in Switzerland (Intercom), a subsidiary of Siemens, were searched by Swiss prosecutors. The Company subsequently learned that, via Intercom, so-called Business Consultant Agreements were processed directly or indirectly through intermediary companies. Intercom currently finds itself in liquidation. It has been established that Intercom made payments to the above mentioned bank accounts. Investigations are ongoing to determine the rightful owner of the accounts in Geneva and Lugano. The Swiss investigation was preceded by Liechtenstein criminal investigations. The criminal investigation in Liechtenstein related to money laundering and corruption allegations against certain former Siemens employees and other persons. In January 2006, Siemens became aware of a request by Liechtenstein for judicial assistance from Switzerland. Siemens subsequently determined that the Swiss and Liechtenstein investigations pertain to related activities. In Italy, an already pending criminal investigation there focusing on money laundering and corruption allegations against third parties in respect of activities in the 1990s pertains to similar activities in the Com Group. Based on a request for judicial assistance from Italy to Germany in 2005, premises and private homes in Munich were searched. We are in communication with the U.S. Securities and Exchange Commission and the U.S. Department of Justice via a U.S. law firm regarding these matters.
      Siemens AG and its subsidiaries have been named as defendants in various other legal actions and proceedings arising in connection with their activities as a global diversified group. Some of these pending proceedings have been previously disclosed. Some of the legal actions include claims for substantial compensatory or punitive damages or claims for indeterminate amounts of damages. In the ordinary course of business, Siemens may also be involved in investigations and administrative and governmental proceedings. Given the number of legal actions and other proceedings to which Siemens is subject, some may result in adverse decisions. Siemens contests actions and proceedings when it considers it appropriate. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, Siemens often cannot predict what the eventual loss or range of loss related to such matters will be. Although the final resolution of these matters could have a material effect on Siemens’ consolidated operating results for any reporting period in which an adverse decision is rendered, Siemens believes that its consolidated financial position should not be materially affected.

ITEM 4A:      UNRESOLVED STAFF COMMENTS
       Not applicable.
ITEM 5:      OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Introduction
       This Form 20-F contains forward-looking statements and information – that is, statements related to future, not past, events. These statements may be identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “project” or words of similar meaning. Such statements are based on our current expectations and certain assumptions, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect our operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. For us, particular uncertainties arise, among others, from: the factors listed above under Item 3: “Key Information—Risk Factors;” changes in general economic and business conditions (including margin developments in major business areas); the challenges of integrating major acquisitions and implementing joint ventures and other significant portfolio measures; changes in currency exchange rates and interest rates; introduction of competing products or technologies by other companies; lack of acceptance of new products or services by customers targeted by Siemens; changes in business strategy; the outcome of investigations and legal proceedings as well as various other factors. More detailed information about certain of these factors is contained throughout this report. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens does not intend or assume any obligation to update or revise these forward-looking statements in light of developments which differ from those anticipated.

      The following discussion of our financial condition and results of operations should be read in conjunction with our Consolidated Financial Statements and the related Notes prepared in accordance with U.S. Generally Accepted Accounting Principles (U.S. GAAP) as of, and for the years ended, September 30, 2006, 2005 and 2004.
      The comparability of our Consolidated Financial Statements between different periods is affected by currency translation effects resulting from our international operations. In fiscal 2006, 2005 and 2004, foreign currency translation effects impacted our results arising from the comparison of the euro, in which our Consolidated Financial Statements are denominated, to other currencies, most notably the U.S. dollar and to a lesser extent the British pound. All of our business Groups are subject to foreign currency translation effects; however, some are particularly affected since they generate a significant portion of their operations through subsidiaries whose results are subject to foreign currency translation effects, particularly in the U.S. In this report, we present, on a worldwide basis and for our business Groups, the percentage change in orders and sales as adjusted for currency translation effects and portfolio effects (i.e., the effects of acquisitions and dispositions). These adjusted percentage change numbers may be considered “non-GAAP financial measures” under SEC rules. We believe that meaningful analysis of trends in orders and sales from one year to the next requires an understanding of these factors and accordingly our management considers these factors in its management of our business. For this reason, we believe that investors may find it useful to have portfolio effects and currency translation effects quantified and to consider the percentage change in orders and sales as adjusted for these effects. Percentage changes in orders and sales as adjusted for currency translation effects and portfolio effects should not be viewed in isolation as an alternative to the corresponding unadjusted percentage changes in orders and sales. For significant quantitative effects of currency translation on sales of our business Groups, see “—Fiscal 2006 Compared to Fiscal 2005—Segment Information Analysis—Operations” and “—Fiscal 2005 Compared to Fiscal 2004—Segment Information Analysis—Operations.” For additional information on foreign currency translation, see Item 11: “Quantitative and Qualitative Disclosure About Market Risk—Foreign Currency Exchange Rate Risk” and “Notes to Consolidated Financial Statements.” In addition, the effect of acquisitions and dispositions on our consolidated revenues and expenses also affects the comparability of our Consolidated Financial Statements between different periods.

Business overview and Economic Environment
Fiscal 2006 – Highlights
      We achieved a great deal in an eventful fiscal year 2006, particularly in shaping Siemens for profitable growth. We executed a major part of our strategic reorientation of the Information and Communications business area and the Logistics and Assembly Systems Group (L&A), while building on our strengths with focused acquisitions in energy, industrial automation, and healthcare. In our view, sales and order growth for the year confirmed that our portfolio is well aligned with customer demands.
      Net income in fiscal 2006 was €3.033 billion and basic earnings per share were €3.40, both 35% higher compared to fiscal 2006. In fiscal 2006 diluted earnings per share rose to €3.26. Income from continuing operations was €3.087 billion in fiscal 2006 and basic and diluted earnings per share from continuing operations were €3.47 and €3.31, respectively. For fiscal 2005 compared to fiscal 2004, net income and basic earnings per share were down 34% to €2.248 billion and €2.52 respectively and diluted earnings per share declined to €2.42 from €3.66. In fiscal 2005, income from continuing operations was €3.058 billion and basic and diluted earning per share from continuing operations were €3.43 and €3.29, respectively. In fiscal 2004, income from continuing operations was €3.450 billion, including a pre-tax gain of €590 million and a reversal of €246 million in deferred tax liabilities related to the sale of shares of Infineon Technologies AG (Infineon), partly offset by a goodwill impairment of €433 million. Basic and diluted earning per share from continuing operations for fiscal 2004 were €3.87 and €3.71 respectively.
      In fiscal 2006, sales rose 16%, to €87.325 billion, on a balance of organic growth and acquisitions. The increase in sales included double-digit growth at A&D, Industrial Solutions and Services (I&S), PG and PTD. Orders increased 15%, to €96.259 billion on strong demand at the Groups mentioned above, as well as Siemens Building Technologies (SBT) and Transportation Systems (TS). Both sales and order growth included new volume from acquisitions, including VA Technologie AG (VA Tech), Flender Holding GmbH (Flender) and Robicon Corp. (Robicon), all acquired late in fiscal 2005. Sales and orders in fiscal 2006 also reflect significant divestments. For additional information on portfolio transactions in fiscal 2006 see “—Strategic Overview.” Excluding currency translation and the net effect of acquisitions and dispositions, growth for Siemens on an organic basis was 8% in sales and 6% in orders. For fiscal 2005 compared to fiscal 2004 sales were up 7% to €75.445 billion and orders increased 11% to €83.791 billion. While sales rose across the board except at TS, orders in fiscal 2005 were higher at every Group in Operations compared to fiscal 2004. Excluding currency translation effects and the net effect of acquisitions and dispositions, sales were up 3% and orders grew 7%, respectively, in fiscal 2005 compared to fiscal 2004.
      Net cash provided by operating and investing activities was €367 million in fiscal 2006, compared to net cash used of €2.703 billion in fiscal 2005. On a continuing basis, net cash provided by operating and investing activities was €739 million in fiscal 2006 compared to net cash used of €1.489 billion a year earlier. Both periods included substantial outflows for acquisitions and investments. Fiscal 2006 benefited from €1.127 billion in proceeds from the sale of Siemens’ remaining shares in Infineon Technologies AG (Infineon), while fiscal 2005 included €1.496 billion in cash used for supplemental contributions to Siemens pension plans. In fiscal 2004, net cash provided by operating and investing activities was €3.262 billion. On a continuing basis, net cash provided by operating and investing activities was €3.015 billion in fiscal 2004.
      Siemens Managing and Supervisory Boards have proposed a dividend of €1.45 per share for fiscal 2006. For fiscal 2005 and 2004 dividends per share were €1.35 and €1.25, respectively.
Strategic Overview
      Siemens’ competitive strategy is to innovate through research and development (R&D), improve its business portfolio to bring that innovation to market on a global basis, and back these efforts with a strong, conservative financial condition.
      We continually balance our business portfolio to maintain our leadership in established markets while penetrating new markets. In some cases this involves acquiring complementary technology that enables us to offer more complete solutions. We also use acquisitions to gain scale in both established and new regional markets. In fiscal 2006, we pursued both strategies, and also exited or reduced our participation in markets where our competitive position did not enable us to achieve growth or profitability goals. Major transactions included the following:

•	In October 2005 (the first quarter of fiscal 2006), we expanded our offerings for clean power generation infrastructure with the acquisition of Wheelabrator Air Pollution Control Inc. (Wheelabrator) in the U.S.

•	In April 2006, we sold our Product Related Services (PRS) business unit to Fujitsu Siemens Computers (Holding) BV (Fujitsu Siemens), our joint venture with Fujitsu Limited of Japan.

•	In June 2006, we expanded our alternative energy portfolio by acquiring the coal gasification business of the Swiss Sustec-Group, a leading provider of products and solutions for clean conversion of coal to electricity.

•	In June 2006, we announced an agreement to contribute our carrier networks business to a joint venture with Nokia Corporation (Nokia). Closing for this transaction is expected for the first half of fiscal 2007. Com’s carrier networks and its enterprise business are being held for disposal.

•	In June 2006, we announced an agreement to acquire the Diagnostics division of Bayer AG, headquartered in the U.S. Upon closing, which is scheduled to occur in the first half of fiscal 2007, we expect this transaction to significantly strengthen our position in molecular diagnostics, a high-growth segment of the healthcare market.

•	In July 2006, we entered a complementary segment of the medical diagnostics market by acquiring Diagnostic Products Corporation (DPC) in the U.S., a leading provider of in vitro immunodiagnostics solutions.

•	In August 2006, we divested a significant portion of our Dematic business, which consisted of nearly all of the distribution and industry logistics businesses carved out of L&A effective with the beginning of fiscal 2006.
      We further improved our business portfolio in fiscal 2006 through smaller acquisitions and divestments. For a detailed discussion of our acquisitions, dispositions and discontinued operations, see “Notes to Consolidated Financial Statements.”
      Siemens is one of the most global companies in the world. In fiscal 2006, international business accounted for more than €70 billion in revenues, representing more than 80% of total sales. In particular, we expanded our business in the Americas and Asia-Pacific at more than twice the rate of growth in gross domestic product (GDP) of these regions, highlighted by strong demand for our solutions in the U.S., India and China. In the Middle East, we also grew beyond the region’s gross domestic product, fueled by infrastructure investments of oil-producing nations. Siemens operates in approximately 190 countries, enabling us to bring our offerings to customers throughout the world.
      We maintain a strong, conservative financial position, close management of net working capital, and transparency for the financial and investment communities. For example, the acquisitions mentioned above entailed significant cash outflows in fiscal 2006, yet our equity ratio remained above 30%. In addition, we have significantly strengthened our pension plans in recent years through regular annual contributions and substantial supplemental contributions.
Worldwide Economic Environment
      Based on estimates of Global Insight, Inc., gross domestic product (GDP) in 2006 will grow 3.9% on a global basis, much faster than expected. Despite rising oil prices and higher interest rates, most major regions of the world will record favorable GDP growth in 2006 compared to 2005. The Americas and Europe will grow more slowly than the global rate, at 3.5% and 2.9%, respectively. In contrast, Asia-Pacific is expected to record

5.2% GDP growth, and aggregate growth for Africa, the Middle East and the Commonwealth of Independent States (CIS) will be even faster at 6.0%.
      Among major national economies, China is expected to post growth of 10.6% in 2006 and India will not be far behind at 7.6%. Siemens’ two largest national markets, the U.S. and Germany, will grow at 3.3% and 2.5%, respectively. Resource production and resource consumption play key roles in the distribution of national GDP growth during the year. High oil prices fuel infrastructure investments by cash-rich, oil-producing nations in the Middle East, CIS and Latin America and dampen growth in oil-dependent economies.
Market Development
      The market for electronics and electrical engineering solutions remained strong, with particular interest in advanced technologies that could provide cleaner and more efficient energy, increase manufacturing production efficiency, improve diagnostic and preventive healthcare, and enhance transportation.
      Siemens’ portfolio focus positioned the company well to meet customer demands in all these areas. Increased infrastructure investments e.g. by oil-producing nations expanded the opportunities for Siemens’ Groups in power generation, power transmission and distribution, transportation and mobile networks. Rapid industrialization continued in Asia-Pacific, driven by China’s economic expansion and increased off-shoring of manufacturing by companies in the U.S., Europe and Japan. This in turn fueled demand for Siemens’ offerings in factory and process automation and electronics assembly. In developed nations, trends such as aging populations, healthcare and homeland security concerns and rising energy costs played to Siemens’ established strengths in medical diagnostics and building security, as well as to new capabilities in alternative energy and automobile safety.
Market Trends
      Within the broad macroeconomic trends discussed above, there are numerous technological, geographic and customer demand trends that affect our business. Important trends that we are monitoring closely for risks and opportunities are discussed in the paragraphs that follow.
      In the Information and Communications business area, information technology (IT) in general and web-based solutions in particular continued to penetrate virtually every industry, and wireless telecommunications infrastructure continued to expand rapidly, primarily in emerging economies and regions lacking established ubiquitous landline infrastructure. While the market for corporate IT services also continued to expand on a global basis, growth rates lagged in Europe.
      In the Automation and Control business area, demand for factory and process automation, as well as infrastructure engineering solutions continued to rise, particularly in Asia-Pacific countries that are expanding manufacturing capacity to meet the demands of their outsourcing customers in other regions. In the U.S. and Europe, demand for automation and control solutions was strong in sectors focused on exports. In the building market, customers continued to seek technology enabling more secure, energy-efficient structures. In all regions, there is a growing trend toward reduced use of raw materials and more energy-efficient production processes.
      In the Power business area, China’s fast-growing economy continued to drive global demand for fossil power generation and transmission systems, followed by rising power infrastructure needs in the Middle East and the CIS countries. In the U.S. and Europe, concerns about rising energy costs and security of supply continued to stimulate investment in alternative power generation.
      In the Transportation business area, Asia-Pacific’s growing economies and concentration of population in cities continued to increase demand for urban transit solutions. In contrast, rail infrastructure investment slowed in Europe, particularly in Germany, which is preparing to privatize its national rail service. Growth in the global automotive industry also slowed despite rapid expansion in China, in particular resulting in volume reduction for original equipment manufacturers (OEMs). Higher fuel costs stimulated rising sales of hybrid vehicles in the U.S., and China initiated policy development to address rapidly rising auto emissions.

      In the Medical business area, aging populations and increased emphasis on preventative care in developed countries continued to fuel demand for advanced in vivo diagnostics, such as computer-aided tomography and magnetic resonance imaging, along with sophisticated in vitro diagnostics based on immunology. In the U.S. and China, this trend began to meet growing societal pressure to slow increases in expenditures for health care, particularly for higher-cost tests and treatments. In the U.S., consolidation and privatization continued in the hospital market, and advanced healthcare IT systems began to expand beyond the first wave of early adopters.
      In the Lighting business area, Asia-Pacific and Eastern Europe led growth in the general lighting market, and OEMs continued to shift manufacturing to these lower-cost, faster-growing markets. Demand also grew for advanced solutions, such as light emitting diodes (LEDs) and precision components, and for energy-efficient, environmentally friendly products.
Research and Development
      Siemens patent portfolio consists of about 62,000 patents worldwide, as well as numerous patent exchange and licensing agreements and patents for technology standards. In fiscal 2006, our researchers and developers made more than 10,000 inventions, an increase of approximately 17% compared to the prior year. We filed patent applications on approximately two-thirds of these inventions. In the patent statistics for calendar year 2005, Siemens was ranked number one in Germany, number two in Europe and among the top ten in the U.S. Over the past three years we continuously increased R&D. In fiscal 2006, Com was permanently involved in developing marketable components, products and systems, such as for a new generation of wireless communications technology. Med spent in R&D, particularly to improve technology and clinical applications for medical imaging systems, such as magnet resonance imaging, computed tomography, x-ray angiography and ultrasound. R&D spending at SV was primarily focused on products increasing driver and pedestrian safety, infotainment systems as well as products for new hybrid vehicles and diesel technology. A&D focused its R&D activities on manufacturing automation. Osram spent in R&D for miniaturization of halogen lamps, increased brightness and lower production costs of LEDs. PG’s R&D activities emphasized gas turbine, steam power and fossil power plant development.
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
      We measure the performance of the Groups in Operations using Group profit, which is earnings before centrally managed items including income taxes, financing costs, and certain pension costs. For additional information with respect to Group profit, see “Notes to Consolidated Financial Statements.”
      As a result of changes in the Company’s management approach, various modifications were made to the Groups. Based on a decision of the Managing Board in the fourth quarter of fiscal 2005, L&A was dissolved effective October 1, 2005. The Airport Logistics division and Postal Automation division were transferred to I&S and the Electronics Assembly Systems division was transferred to A&D. In addition, following an intensive analysis by the Managing Board associated with the strategic reorientation of Com’s operations, the division Siemens Home and Office Communication Devices was reclassified from Com to Other Operations during fiscal 2006. Prior-year information was reclassified for comparability purposes. Com’s Mobile Devices business is reported as discontinued operations and therefore excluded from Com’s results.

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

      In this report we include information concerning new orders for each of the years presented. Under our order recognition policy, we generally recognize a new order when we enter into a contract that we consider “effective and binding” based on our review of a number of different criteria. As a general rule, if a contract is considered effective and binding, we recognize the total contract value as promptly as practicable, where total contract value is defined as the agreed price for the goods to be delivered and services to be rendered, or the agreed fee, in each case for the irrevocable term of the contract. For service, maintenance and outsourcing contracts with a contractual term of greater than 12 months, if management determines that there is a high degree of uncertainty concerning whether the customer will adhere to the full contract term, the agreed fees for the next 12 months are recognized as new orders on a revolving basis. In the event an order is cancelled or modified in amount during the ongoing fiscal year, we adjust our new order total for the current period accordingly, rather than retroactively adjust previously published new order totals. However, if an order from the previous year is cancelled, it is generally not adjusted from current period new orders, but instead from existing orders on hand. There is no standard system among companies in our areas of activity for the compilation of new order information, with the result that our new order totals may not be comparable with new order totals published by other companies. Our new order totals are not audited by our external auditors, but we do subject them to internal documentation and review requirements. We may change our policies for recognizing new orders in the future without previous notice.
Fiscal 2006 Compared to Fiscal 2005
Consolidated Operations Of Siemens
Results of Siemens
      The following discussion presents selected information for Siemens for the fiscal years ended:

	2006	2005

	(€ in millions)
New orders	96,259	83,791
New orders in Germany	16,523	16,333
New international orders	79,736	67,458
Sales	87,325	75,445
Sales in Germany	16,245	15,685
International sales	71,080	59,760
      Orders in fiscal 2006 were €96.259 billion, a 15% increase from €83.791 billion in the prior year. A majority of the Groups in Operations posted double-digit growth in orders compared to fiscal 2005. Sales of €87.325 billion were up 16% from €75.445 billion a year earlier, led by substantial increases at I&S, A&D, PTD and PG. Excluding currency translation and the net effect of acquisitions and dispositions (organic growth), orders climbed 6% and sales rose 8%. Growth was driven by international markets, where major orders were both numerous and well-distributed. International orders were up 18% year-over-year, to €79.736 billion. Sales rose 19%, to €71.080 billion. In Germany, orders were up 1% and sales increased 4% year-over-year, to €16.523 billion and €16.245 billion, respectively, primarily due to acquisitions between the periods under review.
      On a regional basis, international growth was fastest in Middle East/ Africa/ CIS, including a 35% rise in orders, to €10.910 billion, and a 33% increase in sales, to €8.191 billion. Growth was nearly as rapid in Asia-Pacific, where orders climbed 26%, to €15.058 billion, and sales rose 28%, to €12.871 billion. Within Asia-Pacific, orders in China increased 23%, to €5.089 billion, and sales were up 39%, at €4.438 billion. Orders in India rose 67%, to €1.962 billion, and sales climbed 47%, to €1.202 billion. In the Americas, order and sales grew 16% and 20%, respectively, benefiting from strong portfolio and currency translation effects. Within this trend, the U.S. posted orders of €18.509 billion and sales of €17.388 billion, for increases of 17% and 18%, respectively. In Europe outside Germany, orders and sales each increased 11%, to €29.117 billion and €27.105 billion, respectively, benefiting strongly from portfolio effects.

	2006	2005

	(€ in millions)
Gross profit on sales	23,513	21,299
as percentage of sales	26.9%	28.2%
      Gross profit for fiscal 2006 increased 10% year-over-year, as a majority of the Groups in Operations increased both sales and profit compared to fiscal 2005. In contrast, gross profit margin declined to 26.9% from 28.2% a year earlier. While the change year-over-year included moderate decreases in gross profit margin at a majority of the Groups, the major factors were a sharp decline at PG, which took substantial charges in its fossil power generation business, and lower gross profit margins at Com and SBS, which took higher severance charges compared to a year earlier.

	2006	2005

	(€ in millions)
Research and development expenses	(5,024)	(4,511)
as percentage of sales	5.8%	6.0%
Marketing, selling and general administrative expenses	(15,470)	(13,684)
as percentage of sales	17.7%	18.1%
Other operating income (expense), net	205	(9)
Income from investments in other companies, net	647	584
Income from financial assets and marketable securities, net	337	297
Interest income (expense) of Operations, net	(39)	(32)
Other interest income, net	202	241
      Research and development expenses increased to €5.024 billion from €4.511 billion in the prior year, led by higher outlays at Med, A&D and PTD. Due to the significant increase in our sales year-over-year, R&D expenses as a percent of sales declined to 5.8% from 6.0% in fiscal 2005. For additional information with respect to R&D, see “—Business Overview and Economic Environment—Research and Development” and “Notes to Consolidated Financial Statements.” Marketing, selling and administrative expenses also declined as a percent of sales, to 17.7% from 18.1% a year earlier, even as expenses rose to €15.470 billion from €13.684 billion.
      Other operating income, net was €205 million in fiscal 2006, compared to a net expense of €9 million a year earlier. The primary factor in this comparison is the fiscal 2005 goodwill impairment of €262 million at SBS. Gains from the sale of real estate, net in fiscal 2006 were lower year-over-year, at €136 million compared to €177 million, and gains from disposals of businesses turned negative primarily due to a loss of €53 million on the Dematic sale. These factors were partly offset by a €70 million positive effect in the current period related to the settlement of an arbitration proceeding.
      Income from investments in other companies, net increased to €647 million from €584 million a year earlier, mainly due to higher gains from sales of investments in fiscal 2006. Income from financial assets and marketable securities, net was €337 million compared to €297 million a year earlier. The current period includes higher Juniper gains, partially offset by lower income from financial assets and marketable securities, net at Corporate Treasury.

	2006	2005

	(€ in millions)
Income from continuing operations before income taxes	4,371	4,185
Income taxes	(1,078)	(979)
as percentage of income from continuing operations before income taxes	25%	23%
Minority Interest	(206)	(148)
Income from continuing operations	3,087	3,058
Income (loss) from discontinued operations, net of income taxes	(54)	(810)
Net income	3,033	2,248
      Income from continuing operations before income taxes in fiscal 2006 rose to €4.371 billion from €4.185 billion a year earlier, even as severance charges at Com and SBS increased to €786 million compared to €341 million in the prior year.
      Income from continuing operations in fiscal 2006 was €3.087 billion, up 1% from €3.058 billion in fiscal 2005, due to a higher income from continuing operations before income taxes. The effective tax increased slightly to 25% in fiscal 2006 compared to 23% in the prior year. The tax rate in fiscal 2006 benefited from a release of tax liabilities for prior periods and from domestic tax free income, while it was negatively impacted by income tax charges related to the investigation launched in November 2006. For further information see “Subsequent events.” The prior year was positively affected from a reorganization of certain businesses in the U.S. generating previously unrecognized tax deductions. Minority interest increased from €148 million in fiscal 2005 to €206 million in fiscal 2006. The loss from discontinued mobile devices operations, net of income taxes was €54 million in the current period compared to a loss of €810 million a year earlier. For additional information with respect to discontinued operations, see “Notes to Consolidated Financial Statements.” Net income was €3.033 billion, up 35% from €2.248 billion in fiscal 2005.
Segment Information Analysis
Operations
Information and Communications
Communications (Com)

	Year ended
	September 30,		% Change

	2006	2005	Actual	Adjusted*

	(€ in millions)
Group profit	283	421	(33)%
Group profit margin	2.2%	3.5%
Sales	13,080	12,201	7%	4%
New orders	13,571	12,869	5%	2%

*	Excluding currency translation effects of 2% on sales and orders, and portfolio effects of 1% on sales and orders.
     In fiscal 2006, following an intensive analysis by the Managing Board on Com’s strategic reorientation, Siemens announced significant changes that will result in dissolving Com as a Group and reportable segment. Effective with the third quarter, Com’s two largest businesses, one serving telecommunications carriers and the other serving corporate enterprises, were classified as held for disposal. Also effective with the third quarter, the Siemens Home and Office Communications Devices division (SHC) was carved out of Com as a separate business and reported within Other Operations. Com’s remaining business, Wireless Modules, will be included in A&D, effective with the beginning of fiscal 2007. SHC has been included retroactively in Other Operations to maintain a meaningful basis of comparison with prior periods. Beginning with fiscal 2007, results for Wireless Modules will be included retroactively in A&D.
      Sales at Com rose 7% compared to fiscal 2005, to €13.080 billion, and orders were up 5%, at €13.571 billion. Group profit was €283 million compared to €421 million a year earlier, as severance charges increased to €393 million from €113 million a year earlier. This rise was partly offset by higher gains on sales of Juniper shares, which were €356 million compared to €208 million a year earlier. Profitability improved significantly in the carrier business, where sales rose to €9.819 billion from €8.867 billion a year earlier. In contrast, the enterprise business saw sales decline to €3.338 billion from €3.455 billion, and posted a larger loss than in the prior year. As part of its previously announced severance program, the enterprise business took the majority of the charges mentioned above.
      During fiscal 2006, Siemens reached an agreement to transfer the carrier networks and services business into a joint venture with Nokia, to be called Nokia Siemens Networks (NSN). We expect this transaction to close in the first half of fiscal 2007 and result in a significant gain. We also expect that equity earnings from NSN will contribute positively to Group profit from Operations in fiscal 2007, despite integration costs and charges that may arise from severance programs related to merging Siemens and Nokia operations into a single organization. Forming the NSN joint venture and divesting the enterprise business will be a significant management focus in fiscal 2007.

Siemens Business Services (SBS)

	Year ended
	September 30,		% Change

	2006	2005	Actual	Adjusted*

	(€ in millions)
Group profit	(549)	(690)	20%
Group profit margin	(10.6)%	(12.8)%
Sales	5,157	5,373	(4)%	2%
New orders	5,014	6,531	(23)%	(16)%

*	Excluding currency translation effects of 1% on sales and orders, and portfolio effects of (7)% and (8)% on sales and orders, respectively.
     SBS narrowed its loss year-over-year to €549 million, including €393 million in severance charges. For comparison, the prior year included a goodwill impairment of €262 million in the Operation Related Services (ORS) business and €228 million in severance charges, only partly offset by a €26 million gain on the sale of an investment. As part of its strategic reorientation, SBS divested its PRS business midway through the fiscal year. For further information on the sale of PRS see Item 7: “Major Shareholders and Related Party Transactions” and “Notes to Consolidated Financial Statements.” Fiscal 2006 sales of €5.157 billion were consequently lower than the level a year earlier. Orders of €5.014 billion were also lower than the prior-year level, due to the PRS divestment, as well as more selective order intake and a reduction in major orders year-over-year.
      After the close of the fourth quarter, following an intensive analysis by the Managing Board, Siemens announced plans to bundle the activities of SBS with other corporate IT activities worldwide into a new Group, to be called Siemens IT Solutions and Services (SIS). We expect that integrating the activities described above will be a significant management focus in fiscal 2007. SIS will be reported as a Group beginning with the third quarter of the fiscal year 2007.
Automation and Control
Automation and Drives (A&D)

	Year ended
	September 30,		% Change

	2006	2005	Actual	Adjusted*

	(€ in millions)
Group profit	1,572	1,253	25%
Group profit margin	12.2%	12.1%
Sales	12,848	10,366	24%	9%
New orders	14,108	10,674	32%	13%

*	Excluding currency translation effects of 2% on sales and orders, and portfolio effects of 13% and 17% on sales and orders, respectively.
     Beginning in fiscal 2006, A&D includes the Electronics Assembly Systems division on a retroactive basis, to present a meaningful comparison with prior periods. The division was formerly part of the Logistics and Assembly Systems Group (L&A), which was dissolved as of the beginning of fiscal 2006.
      A&D delivered Group profit of €1.572 billion, up 25% compared to the prior year even as the Group made significant investments to build up distribution in major growth markets. Acquisitions made late in fiscal 2005 and early fiscal 2006 contributed to earnings growth for the year. Sales for fiscal 2006 overall rose 24%, to €12.848 billion, and orders climbed 32%, to €14.108 billion, as the Group added acquired volume to organic growth on a Group-wide basis. Demand was well distributed regionally, including topline growth in Asia-Pacific well above 50% year-over-year. In fiscal 2007, A&D will include the Wireless Modules division formerly included in Com.

Industrial Solutions and Services (I&S)

	Year ended
	September 30,		% Change

	2006	2005	Actual	Adjusted*

	(€ in millions)
Group profit	289	167	73%
Group profit margin	3.3%	2.6%
Sales	8,819	6,307	40%	14%
New orders	9,025	7,189	26%	(2)%

*	Excluding currency translation effects of 2% on sales and orders, and portfolio effects of 24% and 26% on sales and orders, respectively.
     Beginning in fiscal 2006, I&S includes the Airport Logistics and Postal Automation divisions, formerly of L&A, on a retroactive basis.
      Group profit at I&S rose to €289 million, up 73% compared to the prior year, due primarily to the metallurgy business included in the VA Tech acquisition in the fourth quarter of fiscal 2005. Profitability improved in part due to sales channel synergy associated with the acquisition. Sales for the fiscal year rose 40%, to €8.819 billion, including double-digit organic growth, and orders were up 26%, at €9.025 billion. For comparison, the prior year included a particularly large order in the fourth quarter.
Siemens Building Technologies (SBT)

	Year ended
	September 30,		% Change

	2006	2005	Actual	Adjusted*

	(€ in millions)
Group profit	234	181	29%
Group profit margin	4.9%	4.1%
Sales	4,796	4,415	9%	7%
New orders	5,235	4,518	16%	13%

*	Excluding currency translation effects of 1% and 2% on sales and orders, respectively, and portfolio effects of 1% on sales and orders.
     In fiscal 2006, SBT continued to improve its profitability, posting a 29% increase in Group profit to €234 million. The Group’s fire safety and security business contributed strongly to the increase in Group profit. Sales for the year rose 9% compared to the prior year, to €4.796 billion, and orders climbed 16% to €5.235 billion. All the Group’s divisions contributed to business growth, including greater penetration of their installed base and success in services.
Power
Power Generation (PG)

	Year ended
	September 30,		% Change

	2006	2005	Actual	Adjusted*

	(€ in millions)
Group profit	782	951	(18)%
Group profit margin	7.8%	11.8%
Sales	10,086	8,061	25%	19%
New orders	12,532	10,964	14%	5%

*	Excluding currency translation effects of 1% on sales and orders, and portfolio effects of 5% and 8% on sales and orders, respectively.
     A combination of focused acquisitions and robust organic growth, particularly in the fossil power generation business, generated a 25% increase in sales year-over-year, to €10.086 billion. Orders of €12.532 billion were up 14% compared to fiscal 2005, including a very large fossil power generation contract in the Middle East. The wind power business significantly increased its earnings and profit margin, and won two large contracts in the U.S. that nearly tripled orders year-over-year. Sales and orders for the year also include the acquisition of Wheelabrator, a provider of emissions reduction technology for the energy industry. PG’s fossil power generation business saw a significant decline in earnings in fiscal 2006, due in part to the bankruptcy of a consortium partner and charges related to major projects. In addition, equity earnings from PG’s stake in a European joint venture declined by €106 million and turned negative. These factors limited Group profit for PG overall to €782 million compared to €951 million a year earlier. While PG expects its earnings margin to return to the target range in fiscal 2007, the earnings volatility of equity investments could continue to affect the Group’s profitability. On a long-term basis, margins at PG may also reflect continued growth in the fields of industrial applications and wind energy, where profitability is rising from below the level of PG’s fossil power generation business.
Power Transmission and Distribution (PTD)

	Year ended
	September 30,		% Change

	2006	2005	Actual	Adjusted*

	(€ in millions)
Group profit	390	212	84%
Group profit margin	6.0%	5.0%
Sales	6,509	4,250	53%	27%
New orders	8,028	5,283	52%	29%

*	Excluding currency translation effects of 3% and 4% on sales and orders, respectively, and portfolio effects of 23% and 19% on sales and orders, respectively.
     In fiscal 2006, PTD recorded rapid growth in Group profit, sales and orders in a strong global market for secure, high-efficiency power transmission and distribution. Group profit rose 84%, to €390 million for the year, as PTD leveraged improved operating performance into a much larger revenue base resulting from its portion of the VA Tech acquisition. For comparison, the prior year included charges related to a project in the CIS and charges for capacity adjustments at a transformer facility in Germany. Sales rose 53%, to €6.509 billion, and orders increased 52%, to €8.028 billion, on a balance of Group-wide organic growth and acquired volume.
Transportation
Transportation Systems (TS)

	Year ended
	September 30,		% Change

	2006	2005	Actual	Adjusted*

	(€ in millions)
Group profit	80	45	78%
Group profit margin	1.8%	1.1%
Sales	4,502	4,190	7%	5%
New orders	6,173	4,599	34%	32%

*	Excluding currency translation effects of 1% on orders, and portfolio effects of 2% and 1% on sales and orders, respectively.
     TS posted a solid increase in earnings in fiscal 2006, on improved project execution. Group profit of €80 million was up 78% year-over-year, and higher in all four quarters compared to corresponding periods of fiscal 2005. Group profit in both years included charges related to major projects that are now moving toward or into the latter stages of completion. Broad-based growth increased sales for TS overall by 7%, to €4.502 billion. The Group’s order backlog continued to rise on a 34% increase in orders, to €6.173 billion, including especially high order volume in the first quarter. Highlights for the full year include large contracts for trains in China, Russia (including a substantial maintenance contract), Spain and Austria.

Siemens VDO Automotive (SV)

	Year ended
	September 30,		% Change

	2006	2005	Actual	Adjusted*

	(€ in millions)
Group profit	669	630	6%
Group profit margin	6.7%	6.6%
Sales	10,017	9,610	4%	1%
New orders	10,014	9,787	2%	(1)%

*	Excluding currency translation effects of 2% on sales and orders, and portfolio effects of 1% on sales and orders.
     In fiscal 2006, SV continued to invest in advanced solutions, such as for hybrid electric vehicles, advanced driver assistance systems (ADAS) and electronic wedge brakes, while increasing its competitiveness through cost-reduction programs. Group profit of €669 million, up 6% year-over-year, included higher R&D expenses year-over-year and charges associated with capacity adjustments. Group profit benefited from gains on divestments related to joint ventures in the U.S and Europe. Sales and orders rose to €10.017 billion and €10.014 billion, respectively.
Medical
Medical Solutions (Med)

	Year ended
	September 30,		% Change

	2006	2005	Actual	Adjusted*

	(€ in millions)
Group profit	1,061	976	9%
Group profit margin	12.9%	12.8%
Sales	8,227	7,626	8%	5%
New orders	9,334	8,641	8%	6%

*	Excluding currency translation effects of 2% and 1% on sales and orders, respectively, and portfolio effects of 1% on sales and orders.
     Med was again a top earnings performer, with €1.061 billion in Group profit in fiscal 2006. Broad-based earnings increases in the Group’s diagnostics imaging businesses more than offset increases in R&D investments compared to the prior year. CTI Molecular Imaging, Inc. (CTI), acquired in the third quarter of fiscal 2005, also contributed to earnings growth for the year. Sales and orders both rose 8% compared to a year earlier, to €8.227 billion and €9.334 billion, respectively.
      In the fourth quarter of fiscal 2006, Med acquired DPC, a leading provider of in-vitro clinical diagnostics headquartered in the U.S. The purchase price for DPC, including cash acquired, was approximately €1.4 billion. In the third quarter, Siemens announced an agreement to acquire the Diagnostics division of Bayer AG, which is strongly positioned in the field of immunodiagnostics. This transaction, with an expected purchase price of approximately €4.2 billion, has already received European Union and U.S. regulatory approval and is expected to close in the first half of fiscal 2007. The two acquisitions will substantially expand Med’s total available market and bring the Group new capabilities that are highly complementary to its existing offerings and we expect that integrating the diagnostics acquisitions will be a significant management focus at Med in fiscal 2007.

Lighting
Osram

	Year ended
	September 30,		% Change

	2006	2005	Actual	Adjusted*

	(€ in millions)
Group profit	481	465	3%
Group profit margin	10.5%	10.8%
Sales	4,563	4,300	6%	4%
New orders	4,563	4,300	6%	4%

*	Excluding currency translation effects of 2% on sales and orders.
     In fiscal 2006, Osram stepped up its commitment to its fastest-growing regional markets, including the build-out of a new regional office and expanded sales efforts in Asia-Pacific. The Group also increased up-front investments in innovative products. Group profit rose 3% to €481 million while sales and orders rose 6%, to €4.563 billion, on regionally balanced growth.
Other Operations
      Other Operations consist of centrally held operating businesses not related to a Group, such as joint ventures and equity investments. In fiscal 2006 (retroactively to all periods presented), Other Operations include SHC, which was carved out of Com, and Dematic, which was carved out of the former L&A Group. Other Operations also include a portion of the VA Tech acquisition. In aggregate, sales from Other Operations were €4.828 billion compared to €4.220 billion in the prior year, with VA Tech accounting for much of the increase. A significant portion of our Dematic business was divested at a loss of €53 million in the fourth quarter. Group profit from Other Operations was a negative €36 million compared to a positive €76 million a year earlier. Equity investments were the main earnings contributors in both the current and prior year, and Dematic reduced its negative result year-over-year despite the loss on the sale. SHC posted a loss compared to positive earnings in fiscal 2005.
Reconciliation to Financial Statements
      Reconciliation to financial statements includes various categories of items, which are not allocated to the Groups because the Managing Board has determined that such items are not indicative of Group performance.
Corporate items, pensions and eliminations
      Corporate items, pensions and eliminations totaled a negative €1.248 billion in fiscal 2006 compared to a negative €1.072 billion in fiscal 2005. Corporate items were a negative €616 million in fiscal 2006 compared to a negative €537 million a year earlier. Within Corporate items, a significant investment in information technology was the major factor in higher central costs in fiscal 2006 compared to the prior year. Corporate items benefited in fiscal 2006 from a gain of €95 million on the sale of an investment and €70 million in positive effects from settlement of an arbitration proceeding. Sales of marketable securities produced gains including €33 million on the sale of Infineon shares and €15 million on the sale of shares in Epcos AG (Epcos), partly offset by a €20 million impairment on shares in BenQ Corporation. Centrally carried pension expense increased to €598 million from €519 million a year earlier primarily due to a reduction in the discount rate assumption at September 30, 2005.
Other interest expense
      Other interest expense of Operations for fiscal 2006 was €355 million compared to interest expense of €191 million a year earlier. The change was mainly due to increased intra-company financing of Operations by Corporate Treasury year-over-year.

Financing and Real Estate
Siemens Financial Services (SFS)

	Year ended
	September 30,

	2006	2005	% Change

	(€ in millions)
Income before income taxes	307	319	(4)%
Total assets	10,522	10,148	4%
      Income before income taxes at SFS was €307 million in fiscal 2006 compared to €319 million a year earlier. While both periods included a special dividend related to an investment, the prior year also benefited from gains on the sale of an investment and the sale of a 51% stake in the real estate funds management business of Siemens Kapitalanlagegesellschaft mbH (SKAG). Total assets at the end of fiscal 2006 were 4% higher than at the end of the prior year due to expansion of the leasing business.
Siemens Real Estate (SRE)

	Year ended
	September 30,

	2006	2005	% Change

	(€ in millions)
Income before income taxes	122	144	(15)%
Sales	1,705	1,621	5%
Total assets	3,234	3,496	(7)%
      Income before income taxes at SRE was €122 million in fiscal 2006, compared to €144 million a year earlier. While gains on sales of real estate increased year-over-year, SRE’s results for the year were influenced by higher costs for development projects and vacancy, as well as lower rental income. Total assets declined 7% primarily due to real estate disposals.
Eliminations, reclassifications and Corporate Treasury
      Income before taxes from eliminations, reclassifications and Corporate Treasury was €289 million compared to €298 million a year earlier. The difference was mainly due to negative effects from derivative activities not qualifying for hedge accounting at Corporate Treasury, which more than offset increased interest income from intra-company financing.
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

	2005	2004

	(€ in millions)
Gross profit on sales	21,299	20,128
as percentage of sales	28.2%	28.7%
      Gross profit as a percentage of sales in fiscal 2005 was 28.2% compared to 28.7% in the prior year. Despite this overall margin decline, the majority of the Groups in Operations increased their gross profit in fiscal 2005, led by TS, A&D and I&S. Gross profit at TS in the prior year included significantly higher charges in the Group’s rolling stock business. A&D improved gross profit with strong growth at the Industrial Automation and Motion Control divisions, as well as through higher revenues. I&S’ higher gross profit was mainly due to a full-year contribution of the Group’s water systems business. Negative operating results and charges for severance and capacity adjustments led to a significant gross profit decline at SBS.

	2005	2004

	(€ in millions)
Research and development expenses	(4,511)	(4,133)
as percentage of sales	6.0%	5.9%
Marketing, selling and general administrative expenses	(13,684)	(12,828)
as percentage of sales	18.1%	18.3%
Other operating income (expense), net	(9)	(172)
Income from investments in other companies, net	584	1,031
Income from financial assets and marketable securities, net	297	69
Interest income (expense) of Operations, net	(32)	20
Other interest income, net	241	254

      R&D expenses increased €378 million in fiscal 2005, to €4.511 billion up from €4.133 billion in fiscal 2004. R&D spending as a percentage of sales rose to 6.0% compared to 5.9% in fiscal 2004. For additional information about R&D at our Groups, see “—Business Overview—Research and Development” and “Notes to Consolidated Financial Statements.”
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
      Income from investments in other companies, net was €584 million compared to €1.031 billion in the prior year, which included the Infineon share sale gain of €590 million. Income from financial assets and marketable securities, net was €297 million, up from €69 million in fiscal 2004, due primarily to the €208 million gain on the sale of Juniper shares at Com.

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

Segment Information Analysis
Operations
Information and Communications
Communications (Com)

	Year ended
	September 30,		% Change

	2005	2004	Actual	Adjusted*

	(€ in millions)
Group profit	421	642	(34)%
Group profit margin	3.5%	5.5%
Sales	12,201	11,770	4%	3%
New orders	12,869	12,048	7%	6%

*	Excluding portfolio effects of 1% on sales and orders.
     To provide a meaningful comparison with all periods presented, the results for Com have been recast on a retroactive basis for the carved out SHC business, which was reclassified to Other Operations in fiscal 2006.
      Fiscal 2005 orders at Com rose 7%, to €12.869 billion, and sales increased 4%, to €12.201 billion. The wireless infrastructure market continued to grow, and the Mobile Networks division accounted for much of Com’s growth for the year while also making a strong earnings contribution. In fiscal 2005 Group profit for Com overall was €421 million for the year, down from €642 million a year earlier. Group profit for the fiscal 2005 included significant severance charges. The charges were more than offset by a gain of €208 million on the sale of a portion of Com’s shares in Juniper. Com’s enterprise business profitability declined compared to the prior-year, in part due to margin pressure associated with demand shifts in the corporate market toward wireless and web-based solutions. The earnings development of Fixed Networks was affected by severance charges and the division recorded a significant loss. As part of its strategic reorientation, in fiscal 2005, Com acquired a wireless local area network (WLAN) company and a software company specializing in Internet protocol video aimed at the home entertainment market.
Siemens Business Services (SBS)

	Year ended
	September 30,		% Change

	2005	2004	Actual	Adjusted*

	(€ in millions)
Group profit	(690)	40
Group profit margin	(12.8)%	0.8%
Sales	5,373	4,716	14%	5%
New orders	6,531	6,293	4%	(6)%

*	Excluding portfolio effects of 9% and 10% on sales and orders, respectively.
     SBS posted a loss of €690 million in fiscal 2005, due primarily to a goodwill impairment of €262 million in its Operation-Related Services division, severance and capacity adjustment charges totaling €228 million and a decline in profitability resulting from overcapacity and continuing pricing pressure. For information with respect to the goodwill impairment, see “Notes to Consolidated Financial Statements.” Group profit in fiscal 2004 year included a €93 million gain from the sale of 74.9% of Kordoba. SBS realized a gain of €26 million on the sale of its remaining interest in Kordoba in fiscal 2005. Sales and order growth was influenced by outsourcing contracts, partly involving acquisitions. Sales were €5.373 billion, up 14% year-over-year, with approximately half the growth coming from internal business, partly as a result of Siemens’ announced plans to concentrate the operation of its IT infrastructure at SBS. Orders were €6.531 billion, an increase of 4% compared to the prior year. In fiscal 2005, as part of its strategic reorientation, SBS divested part of its Product-Related Services activities in Germany, and announced plans to outsource ordinary PC maintenance services worldwide.

Automation and Control
Automation and Drives (A&D)

	Year ended
	September 30,		% Change

	2005	2004	Actual	Adjusted*

	(€ in millions)
Group profit	1,253	1,151	9%
Group profit margin	12.1%	12.3%
Sales	10,366	9,372	11%	7%
New orders	10,674	9,593	11%	8%

*	Excluding currency translation effects of (1)% on orders, and portfolio effects of 4% on sales and orders.
     To provide a meaningful comparison with all periods presented the Electronic Assembly Systems division, which was part of the dissolved L&A Group, is included in A&D on a retroactive basis.
      A&D continued to perform at a high level in the growing world market for factory automation solutions, delivering double-digit growth in sales and orders in fiscal 2005. Group profit rose 9% to €1.253 billion, primarily due to strong profit growth at the Industrial Automation and Motion Control divisions. Electronic Assembly Systems which was also profitable in fiscal 2004 improved Group Profit year-over year. A&D also significantly expanded its business base, making two of Siemens’ larger acquisitions of the fiscal year. The Group acquired Flender, a leading industrial gear maker, in order to strengthen its ability to offer complete drive systems. A&D also acquired Robicon, a leading manufacturer of motor voltage converters, to complement its existing technology and gain access to new customers in strategic industrial sectors in Europe, Asia and the Americas. Including these acquisitions, fiscal 2005 sales and orders for A&D climbed 11% year-over-year, to €10.366 billion, and €10.674 billion, respectively. Within these totals, A&D expanded in all regions, particularly in Asia-Pacific and the Americas.
Industrial Solutions and Services (I&S)

	Year ended
	September 30,		% Change

	2005	2004	Actual	Adjusted*

	(€ in millions)
Group profit	167	62	169%
Group profit margin	2.6%	1.2%
Sales	6,307	5,166	22%	7%
New orders	7,189	5,542	30%	19%

*	Excluding currency translation effects of (1)% on sales and orders, and portfolio effects of 16% and 12% on sales and orders, respectively.
     The Airport Logistics and Postal Automation divisions which were part of the dissolved L&A Group are included in I&S for all periods presented.
      I&S contributed Group profit of €167 million in fiscal 2005, up 169% from €62 million a year earlier. Profit growth was due to a full-year contribution from the Group’s water systems business, acquired in the fourth quarter of fiscal 2004 as well as Group-wide earnings improvements especially in the Airport Logistics and Postal Automation divisions, which posted losses, including charges related to excess capacity and project cost overruns in fiscal 2004. Sales climbed 22% for the year, to €6.307 billion, including the water systems business and revenues from I&S’ portion of the VA Tech acquisition. These acquisitions also contributed strongly to the year’s 30% growth in orders, which reached €7.189 billion. Order growth too benefited from a major order in the Postal Automation division. On a regional basis, I&S offset weak revenues in Germany with faster growth internationally, particularly in Asia-Pacific, where rapidly industrializing economies require infrastructure engineering expertise. Demand continued to rise for systems and services that address the purification, distribution and efficient use of water for both civic and industrial applications.
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
     Fiscal 2005 orders climbed 19% at PG, to €10.964 billion for the year, fueled by PG’s integration of Bonus, a wind power business acquired in the first quarter, and large fossil power plant contracts in the Middle East, Europe, Germany and the Commonwealth of Independent States (C.I.S.). The Group’s 7% increase in sales, to €8.061 billion, also benefited from the Bonus acquisition. The wind power sector is growing at double-digit rates, primarily from demand in developed nations. Sales growth was complemented by the industrial applications business. PG delivered €951 million in Group profit in fiscal 2005, close to the level a year earlier. Cancellation gains were €58 million compared to €47 million a year earlier. In fiscal 2005 Group profit contributions from joint ventures were higher than in the prior year, including continued earnings from PG’s joint venture Framatome in Europe which has been renamed to Areva NP in fiscal 2006 and first-time contributions from PG’s joint ventures in China. The Group’s earnings margin was negatively impacted by ongoing changes in sales mix, including faster growth in PG’s industrial business relative to its fossil power generation business.

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
Other Operations
      Other Operations consist of centrally held operating businesses not related to a Group. These businesses include equity investments, joint ventures, and retroactively the Dematic business, carved out of the former L&A Group, as well as the SHC business, carved out of Com. In fiscal 2005, the Dematic business contributed approximately €1 billion in sales, an 11% decrease compared to the prior year. Group profit from Other Operations was €76 million compared to €315 million in the prior year, which included a negative €43 million from the Dematic businesses. In the current period, these activities impacted results through asset impairments of €98 million, project charges and higher operating losses. In addition, earnings from SHC and joint ventures were also lower year-over-year.
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
Liquidity and Capital Resources
Cash Flow—Fiscal 2006 Compared to Fiscal 2005
      The following discussion presents an analysis of Siemens’ cash flows for the fiscal years ended September 30, 2006 and September 30, 2005. The first table below presents separate figures for continuing operations and discontinued operations. The second table below excludes discontinued operations, and presents separate figures for Operations and the other two components of Siemens: Financing and Real Estate and Corporate Treasury.

					Continuing and
	Continuing		Discontinued		discontinued
	operations		operations		operations

	Year ended September 30,

	2006	2005	2006	2005	2006	2005

	(€ in millions)
Net cash provided by (used in):
Operating activities	5,174	4,217	(193)	(1,096)	4,981	3,121
Investing activities	(4,435)	(5,706)	(179)	(118)	(4,614)	(5,824)

Net cash provided by (used in) operating and investing activities	739	(1,489)	(372)	(1,214)	367	(2,703)

      Net cash provided by operating and investing activities for Siemens was €367 million in fiscal 2006, compared to net cash used of €2.703 billion in the prior year. Discontinued mobile devices operations used net cash in operating and investing activities of €372 million, compared to net cash used of €1.214 billion a year earlier. In accordance with the contracts relating to the sale of the mobile devices business, cash outflows for operating and investing activities in fiscal 2006 included payments for product platform transition. In the prior year, discontinued operations used net cash in operating activities of €1.096 billion, which included a loss of €810 million. Investing activities within discontinued operations used net cash of €179 million in fiscal 2006 compared to €118 million in net cash used a year earlier.

			SFS, SRE and
			Corporate
	Operations		Treasury*		Siemens

	Year ended September 30,

Continuing operations	2006	2005	2006	2005	2006	2005

	(€ in millions)
Net cash provided by (used in):
Operating activities	3,738	3,565	1,436	652	5,174	4,217
Investing activities	(3,115)	(4,787)	(1,320)	(919)	(4,435)	(5,706)

Net cash provided by (used in) operating and investing activities	623	(1,222)	116	(267)	739	(1,489)

*	Also includes eliminations and reclassifications.
     Within Operations, net cash provided by operating activities rose to €3.738 billion in fiscal 2006 from €3.565 billion a year earlier. The current period included higher cash payouts for severance at Com and SBS, which rose to €612 million from €171 million in fiscal 2005, while the prior-year period included €1.496 billion in cash outflows for supplemental pension contributions. Net working capital increased approximately €1.4 billion in fiscal 2006 compared to an increase of approximately €0.3 billion in fiscal 2005, reflecting business growth combined with an increase in net working capital turnover year-over-year. Net cash provided by operating activities in Corporate Treasury and Financing and Real Estate rose to €1.436 billion from €652 million a year earlier, primarily due to higher proceeds from foreign currency exchange derivatives. For Siemens overall, net cash provided by operating activities on a continuing basis rose to €5.174 billion from €4.217 billion in fiscal 2005.
      Within Operations, investing activities used net cash of €3.115 billion in fiscal 2006, compared to net cash used of €4.787 billion in the prior year. The major changes year-over-year were cash proceeds of €1.127 billion from the sale of Infineon shares in the current period and higher cash outflows for acquisitions and investments in the prior period. In fiscal 2006, cash used for acquisitions and investments totaled €2.421 billion. The acquisitions include the major acquisition DPC at Med with approximately €1.3 billion net of €94 million cash acquired, as well as Electrium at A&D, Bewator at SBT, and the coal gasification business of Sustec-Group and Wheelabrator at PG with a combined preliminary purchase price of approximately €0.4 billion. We made a higher number of major acquisitions a year earlier, including VA Tech, allocated primarily to PTD and I&S, for a total of €514 million, net of €535 million cash acquired; CTI at Med for €734 million, net of €60 million cash acquired; Flender and Robicon at A&D, and Bonus at PG, in total for approximately €1.2 billion in fiscal 2005. Investing activities at Corporate Treasury and Financing and Real Estate in fiscal 2006 used net cash of €1.320 billion compared to net cash used of €919 million a year earlier, mainly due to higher net investment in marketable securities. For Siemens overall, net cash used in investing activities in continuing operations declined to €4.435 billion from €5.706 billion in fiscal 2005.
      On a continuing basis, operating and investing activities for Siemens overall provided net cash of €739 million in fiscal 2006, compared to net cash used of €1.489 billion in fiscal 2005. Within Operations, net cash from operating and investing activities increased particularly at A&D, due to the factors mentioned above. Investing activities at Med and higher severance payments at Com and SBS contributed to declines in net cash from operating and investing activities at these Groups compared to fiscal 2005.
      Financing activities for Siemens in fiscal 2006 provided net cash of €1.802 billion compared to net cash used in financing activities of €1.403 billion in fiscal 2005. The primary factor in this change was €6.701 billion in proceeds from new debt in fiscal 2006, which we issued for general corporate purposes including financing of recently announced acquisitions and replacement of other borrowings. In fiscal 2006, we issued two tranches of U.S. dollar-denominated bonds totaling U.S.$1.0 billion (€0.8 billion). Further we issued four tranches of U.S. dollar-denominated bonds totaling U.S.$5.0 billion (€3.9 billion), as well as a hybrid bond in two tranches, one denominated in euros (€900 million) and one denominated in British pounds (£750 million, or €1.1 billion). Repayment of debt used €1.710 billion in cash in fiscal 2006, including a €1.6 billion payment for a bond, which was due on July 4, 2006. A year earlier, repayment of debt used €848 million. At the end of fiscal 2006, Siemens had no amount outstanding under its commercial paper program, which was the major effect for net cash outflows for short-term debt of €1.762 billion. A year earlier, issuance of commercial paper contributed to the cash inflows from short-term debt of €711 million. Dividends paid to shareholders rose year-over-year, to €1.201 billion from €1.112 billion in fiscal 2005.
Cash Flow — Fiscal 2005 Compared to Fiscal 2004
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

      On a continuing basis, net cash used in operating and investing activities was €1.489 billion in fiscal 2005 compared to net cash provided of €3.015 billion in fiscal 2004. Discontinued operations used net cash in operating and investing activities of €1.214 billion, compared to net cash provided of €247 million in fiscal 2004. The change of €1.461 billion year-over-year is due primarily to higher net working capital and higher operating losses in fiscal 2005. In total, including continuing and discontinued operations, net cash used in operating and investing activities was €2.703 billion, compared to net cash provided of €3.262 billion in fiscal 2004.

			SFS, SRE and
			Corporate
	Operations		Treasury*		Siemens

	Year ended September 30,

Continuing operations	2005	2004	2005	2004	2005	2004

	(€ in millions)
Net cash provided by (used in):
Operating activities	3,565	3,635	652	1,069	4,217	4,704
Investing activities	(4,787)	(1,394)	(919)	(295)	(5,706)	(1,689)

Net cash provided by (used in) operating and investing activities—continuing operations	(1,222)	2,241	(267)	774	(1,489)	3,015

*	Also includes eliminations and reclassifications.
     Operations provided net cash from operating activities of €3.565 billion in fiscal 2005, close to the level of €3.635 billion a year earlier. Within Operations, net inventories increased across most of the Groups in both periods under review. PG, TS and PTD led the increase in fiscal 2005 while the rise a year earlier was driven by Com and TS. The increase at PG and PTD, as well as Com in fiscal 2004, was attributable to order growth. Higher inventories at TS in the prior year were primarily due to the use of advance project payments not being replenished with current payments from orders. Fiscal 2005 and fiscal 2004 included significant supplemental cash contributions to Siemens’ pension plans of €1.496 billion and €1.255 billion, respectively. Corporate Treasury and Financing and Real Estate activities also contributed a significant portion of the difference between the periods under review. The change year-over-year primarily involves reduced effects from hedging of intracompany financing, due to increased use of externally raised financing in local currencies, while the prior-year period included repayment of a €247 million vendor note related to the earlier disposal of various businesses. For Siemens, net cash provided by operating activities from continuing operations in fiscal 2005 was €4.217 billion, compared to net cash provided of €4.704 billion a year earlier.
      Operations used net cash in investing activities from continuing operations of €4.787 billion in fiscal 2005 compared to net cash used of €1.394 billion a year earlier. The major factor in the change year-over-year was a significant increase in outflows for acquisitions and investments, to €3.000 billion. Major acquisitions and investments included the following: VA Tech, whose activities were allocated primarily to PTD and I&S, for a total of €514 million, net of €535 million cash acquired; CTI at Med for €734 million, net of €60 million cash acquired; Flender and Robicon at A&D, and Bonus at PG, in total for approximately €1.2 billion. Fiscal 2004 included €822 million in cash used for the USFilter acquisition at I&S. Also contributing to the total change was €1.794 billion in net proceeds from the sale of Infineon shares in the prior year, while fiscal 2005 includes €263 million from Com’s sale of a portion of its shares in Juniper. To support business growth, capital expenditures in Operations increased year-over-year and SFS had higher cash outflows for investing activities primarily due to a build-up of leasing assets. For Siemens, net cash used in investing activities from continuing operations in fiscal 2005 was €5.706 billion, compared to net cash used of €1.689 billion a year earlier.
      Net cash used in financing activities for Siemens in fiscal 2005 was €1.403 billion compared to €3.108 billion in fiscal 2004. Both periods included cash outflows for notes exchangeable into Infineon shares which came due in fiscal 2005. These cash outflows contributed to repayments of debt totaling €848 million in fiscal 2005 and €1.564 billion in fiscal 2004. Fiscal 2005 also includes net proceeds from the issuance of short-term debt, primarily commercial paper. In fiscal 2005, Siemens’ shareholders benefited as we paid €1.112 billion in dividends, up from €978 million in the year earlier.
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
      Following Siemens’ announcement of the planned acquisition of the Diagnostics division of Bayer AG, on June 30, 2006, Moody’s Investors Service changed its outlook for Siemens from “stable” to “negative.” On December 11, 2006, Standard & Poor’s changed its outlook from “CreditWatch negative” to “negative.” Neither agency changed its long-term or its short-term credit rating.
      Moody’s Investors Service rates our long-term corporate credit Aa3 (negative outlook). The rating classification of Aa is the second highest rating within the agency’s debt ratings category. The numerical modifier 3 indicates that our long-term debt ranks in the lower end of the Aa category. The Moody’s rating outlook is an opinion regarding the likely direction of an issuer’s rating over the medium-term. Rating outlooks fall into the following six categories: Positive, Negative, Stable, Developing, Ratings Under Review and No Outlook.
      Moody’s Investors Service’s rating for our short-term corporate credit and commercial paper is P-1, the highest available rating in the prime rating system, which assesses issuers’ ability to honor senior financial obligations and contracts. It applies to senior unsecured obligations with an original maturity of less than one year.

      In addition, Moody’s Investors Service published an assessment of liquidity risk. The most recent liquidity risk assessment for Siemens as of August 25, 2006 classified the liquidity profile of the Company as “very healthy.”
      Standard & Poor’s rates our long-term corporate credit AA—(negative outlook). Within Standard & Poor’s long-term issue and issuer credit ratings, an obligation rated AA has the second highest rating category assigned. The modifier “—” indicates that our long-term debt ranks in the lower end of the AA category. The Standard & Poor’s rating outlook is an opinion regarding the likely direction of an issuer’s rating over the medium-term. Rating outlooks fall into the following four categories: Positive, Negative, Stable and Developing. Outlooks have a time frame of typically two years. Ratings appear on CreditWatch when an event or deviation from an expected trend has occurred or is expected, and additional information is necessary to take a rating action. A rating review will normally be completed within approximately 90 days, unless the outcome of a specific event is pending.
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
Capital Resources
      Capital resources at September 30, 2006 included €10.214 billion in cash and cash equivalents held in various currencies. Corporate Treasury generally manages cash and cash equivalents for the entire Company, except in countries where local capital controls require otherwise. At September 30, 2006, Corporate Treasury managed approximately 89% of Siemens’ cash and cash equivalents. Corporate Treasury carefully manages investments of cash and cash equivalents subject to strict credit requirements and counterparty limits.
      Our shareholders’ equity at September 30, 2006 was €29.306 billion, an increase of €2.284 billion since September 30, 2005. We have authorization from our shareholders to repurchase up to 10% of our outstanding shares at any time until July 25, 2007. Such stock may be sold via a stock exchange; or (i) retired with the approval of the Supervisory Board, (ii) used to satisfy the Company’s obligations under the 1999 and the 2001 Siemens Stock Option Plans, (iii) offered for purchase to employees or former employees of the Company or any of its subsidiaries within the employee share purchase program or granted and transferred with a holding period of at least two years or (iv) used to service the conversion or option rights granted by the Company or any of its subsidiaries. In addition, the Supervisory Board is authorized to offer repurchased shares to the members of the Managing Board of Siemens AG for purchase as stock-based compensation under the same terms and conditions as those offered to employees of the Company. Additionally, the Supervisory Board may grant and transfer such shares to members of the Managing Board as stock-based compensation with a holding period of at least two years.
      Our principal source of Company financing is cash flow from operating and investing activities. In fiscal 2006, net cash provided by operating activities from continuing operations totaled €5.174 billion. In fiscal 2006 and fiscal 2005, as part of our growth strategy, we incurred significant cash outflows due to various acquisitions. Despite these acquisitions, as well as higher capital expenditures, net cash provided by operating and investing activities from continuing operations was €739 million in fiscal 2006.
      We have three credit facilities at our disposal, which are for general corporate purposes and have never been drawn in the past. Our credit facilities at September 30, 2006 consist of €7.559 billion in unused committed lines of credit. The credit facilities at our disposal include a U.S.$5.0 billion syndicated multi-currency revolving credit facility expiring March 2012 provided by a syndicate of international banks and a revolving credit facility for an aggregate amount of €450 million expiring in September 2012 provided by a domestic bank. In addition, in August 2006 we established a U.S.$4.0 billion syndicated multi-currency term loan and revolving credit facility expiring August 2013 provided by a syndicate of international banks. The facility comprises a U.S.$1.0 billion term loan and a U.S.$3.0 billion revolving tranche.
      None of our credit facilities contain a material adverse change provision of the type often found in facilities of such nature.
      We also have two commercial paper programs, under which we typically issue commercial paper with a maturity of less than 90 days, for an aggregate of U.S.$5.0 billion in the U.S. domestic market and an aggregate of €3.0 billion in the euro market. In the third quarter of fiscal 2006, the U.S.$ commercial paper program was increased from U.S.$3.0 billion to U.S.$5.0 billion. Under these commercial paper programs, we had no amount outstanding at September 30, 2006.
      In addition, we have a medium-term note program of €5.0 billion. The amount outstanding under this program was €1.713 billion at September 30, 2006. In March 2006, we updated our medium-term note program. Also in March 2006, we issued under the medium-term-note program a bond of U.S.$1.0 billion in a tranche of U.S.$500 million due 2012 and a tranche of U.S.$500 million due 2016.
      None of our commercial paper and medium-term note programs or our credit facilities contain specific financial covenants such as rating triggers or interest coverage, leverage or capitalization ratios that could trigger remedies, such as acceleration of repayment or additional collateral.
      In August 2006, Siemens Financieringsmaatschappij N.V., a wholly owned Dutch subsidiary of Siemens AG issued two series of notes of U.S.$750 million maturing 2009 and 2012, as well as two series of notes of U.S.$1.750 billion maturing 2016 and 2026. In addition, Siemens Financieringsmaatschappij N.V. issued a Hybrid Capital bond in a euro tranche of €900 million and a British pound tranche of £750 million. The reason for these issuances was to better match fund capital and currency requirements, to diversify our investor base and to strengthen the overall balance sheet. For further detail to these bonds see “—Capital Requirements.”
      In addition to the above described sources of liquidity, we constantly monitor funding options available in the capital markets, as well as trends in the availability and cost of such funding, with a view to maintaining financial flexibility and limiting repayment risks.
      Further information about our bonds and the other components of debt is given in “Notes to Consolidated Financial Statements.”
Capital Requirements
      Capital requirements include scheduled debt service and regular capital spending and cash requirements. €2.175 billion of debt, including €1.149 billion of bonds, is scheduled to become due in fiscal 2007. For the Operating Groups, we plan a capital expenditures rate (capital expenditures expressed as a percentage of depreciation) for property, plant and equipment in fiscal 2007 that is below the rate of 144% in fiscal 2006. Especially due to strong investment activity at SFS, the capital expenditures rate for Siemens was 152% in fiscal 2006. In addition, we expect significant cash outflows in connection with portfolio realignments for fiscal 2007, e.g. for the purchase price of approximately €4.2 billion relating to the diagnostics division of Bayer Aktiengesellschaft, as well as cash outflows of €500 million for a long-term loan to NSN. For further information, see “—Business Overview and Economic Environment—Strategic Overview,” as well as “Notes to Consolidated Financial Statements.” Furthermore we expect substantial cash outflows for severance programs at Com and SBS in the coming year.
      In June 2003, the Company issued €2.5 billion of convertible notes through its wholly owned Dutch subsidiary, Siemens Finance B.V., which are fully and unconditionally guaranteed by Siemens AG. The convertible notes have a 1.375% coupon and are convertible into approximately 44.5 million shares of Siemens AG at a conversion price of €56.1681 per share, which is subject to change under certain circumstances. The conversion right is contingently exercisable by the holders upon the occurrence of one of several conditions, including, upon the Company’s share price having exceeded 110% of the conversion price on at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of any calendar quarter. The Company may, at any time from June 18, 2007, redeem the notes outstanding at their principal amount together with interest accrued thereon, if Siemens’ share price exceeds 130% of the conversion price on any 15 of 30 consecutive trading days before notice of early redemption. Unless previously redeemed, converted or repurchased and cancelled, the notes mature on June 4, 2010. The conversion condition described above was met at the end of the first quarter of fiscal 2004. In fiscal 2006, €3 million of convertible notes were exercised and were settled primarily in cash. In the third quarter of fiscal 2006, Siemens irrevocably waived its option to pay a cash amount in lieu of the delivery of shares.
      In August 2006, Siemens Financieringsmaatschappij N.V., issued U.S.$5.0 billion of notes, which are unconditionally and irrevocably guaranteed as to payment of principal and interest by Siemens AG. These notes were issued in four tranches of

•	U.S.$750 million Floating Rate Notes due August 14, 2009,

•	U.S.$750 million 5.5% Notes due February 16, 2012,

•	U.S.$1.750 billion 5.75% Notes due October 17, 2016, and

•	U.S.$1.750 billion 6.125% Notes due August 17, 2026.
      For the floating rate note, the issuer may, on or after February 14, 2008, redeem all or some of the notes at the early redemption amount (call) according to the conditions of the bond.
      For the fixed rate notes, the issuer may redeem, at any time, all or some of the notes at the early redemption amount (call) according to the conditions of the bond.
      In September 2006, Siemens Financieringsmaatschappij N.V. issued a Hybrid Capital Bond, which is guaranteed on a subordinated basis by Siemens AG. The subordinated bond was issued in a euro tranche of €900 million and a British pound tranche of £750 million, both due September 14, 2066, with a call option for Siemens after 10 years or thereafter. The Bonds bear interest at a fixed rate until September 14, 2016, and thereafter, floating rate interest according to their conditions.
      In fiscal 2006, Siemens redeemed the outstanding amount of €1.6 billion of its 5% euro-denominated bonds, which were due on July 4, 2006.
Contractual Obligations
      In the ordinary course of business, Siemens’ primary contractual obligations regarding cash involve debt service, purchase obligations and operating lease commitments.
      The following table summarizes contractual obligations for future cash outflows as of September 30, 2006:

		Payments due by period

		Less than			After
	Total	1 year	1-3 years	4-5 years	5 years

	(€ in millions)
Debt	15,574	2,175	1,808	4,852	6,739
Purchase obligations	12,652	11,161	1,202	239	50
Operating leases	2,589	647	926	521	495

Total contractual cash obligations	30,815	13,983	3,936	5,612	7,284

      Debt—At September 30, 2006, Siemens had €15.574 billion of short- and long-term debt, of which €2.175 billion will become due within the next 12 months. Short-term debt includes current maturities of long-term debt, as well as loans from banks coming due within the next 12 months. At September 30, 2006, the weighted average maturity of our bonds and notes due after one year was 7.65 years. At September 30, 2005, total debt was €12.435 billion. Further information about the components of debt is given in “Notes to Consolidated Financial Statements.”

      Debt for Siemens at September 30, 2006 consisted of the following:

	Short-Term	Long-Term	Total

	(€ in millions)
Notes and bonds	1,149	12,285	13,434
Loans from banks	659	342	1,001
Other financial indebtedness	314	508	822
Obligations under capital leases	53	264	317

Total debt	2,175	13,399	15,574

      Our notes and bonds contain no specific financial covenants such as rating triggers or interest coverage, leverage or capitalization ratios that could trigger a requirement for early payment or additional collateral support.
      Our Corporate Treasury has primary responsibility for raising funds in the capital markets for the entire Company, including the Financing and Real Estate component, except in countries with conflicting capital market controls. In these countries, the relevant Siemens subsidiary companies obtain financing primarily from local banks. Corporate Treasury lends funds via intracompany financing to the Operations and Financing and Real Estate components. This intracompany financing, together with intracompany liabilities between the components, is shown under intracompany liabilities in the balance sheets. Under this approach, at September 30, 2006, €9.415 billion of such intracompany financing was directly attributable to the Financing and Real Estate component and the remainder to the Operations component. At September 30, 2006, the Financing and Real Estate component additionally held €212 million in short-term and €432 million in long-term debt from external sources.
      In fiscal 2006, we issued two tranches of U.S. dollar-denominated bonds totaling $1.0 billion as well as four tranches of U.S. dollar-denominated notes totaling $5.0 billion. Further, in fiscal 2006, we issued a hybrid bond in two tranches, one denominated in euros (€900 million) and one denominated in British pounds (£750 million). Further information about the notes and bonds is provided under “—Capital Resources” and “—Capital Requirements” as well as in the “Notes to Consolidated Financial Statements.”
      In fiscal 2006, Siemens redeemed the outstanding amount of €1.6 billion of the 5% euro-denominated bond, which was due on July 4, 2006.
      The capital structure of the Financing and Real Estate component at September 30, 2006 and 2005 consisted of the following:

	September 30,		September 30,
	2006		2005

	SFS	SRE	SFS	SRE

	(€ in millions)
Assets	10,522	3,234	10,148	3,496
Allocated equity	1,131	920	983	920
Total debt	8,819	1,239	8,529	1,349
Therein intracompany financing	8,487	928	8,041	930
Therein debt from external sources	333	311	488	419
Debt to equity ratio	7.80	1.35	8.68	1.47
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
      Purchase obligations—At September 30, 2006, Siemens had €12.652 billion in purchase obligations. Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding and which specify all of the following items: (i) fixed or minimum quantities, (ii) fixed, minimum or variable price provisions and (iii) approximate timing of the transaction.
      Operating leases—At September 30, 2006, Siemens had a total of €2.589 billion in total future payment obligations under non-cancelable operating leases.
      Siemens is subject to asset retirement obligations related to certain tangible long-lived assets. Such asset retirement obligations are primarily attributable to environmental clean-up costs which amounted to €501 million as of September 30, 2006 and to costs primarily associated with the removal of leasehold improvements at the end of the lease term amounting to €46 million as of September 30, 2006. For additional information with respect to asset retirement obligations, see “Notes to Consolidated Financial Statements.”
Off-Balance Sheet Arrangements
      Guarantees—Guarantees are principally represented by credit guarantees and guarantees of third-party performance. As of September 30, 2006, the undiscounted amount of maximum potential future payments for guarantees was €2.319 billion. Credit guarantees cover the financial obligation of third-parties in cases where Siemens is the vendor and/or contractual partner. In addition, Siemens provides credit line guarantees with variable utilization to associated and related companies. The total amount for credit guarantees was €302 million as of September 30, 2006. Performance bonds and guarantees of advanced payments guarantee the fulfillment of contractual commitments of partners in a consortium where Siemens may be the general or subsidiary partner. In the event of non-performance under the contract by the consortium partner(s), Siemens will be required to pay up to an agreed-upon maximum amount. Guarantees of third-party performance amounted to €1.489 billion as of September 30, 2006. Furthermore, Siemens has provided indemnification in connection with dispositions of certain business entities, which protects the buyer from certain tax, legal, and other risks related to the purchased business entity. These other guarantees were €528 million as of September 30, 2006. In the event that it becomes probable that Siemens will be required to satisfy these guarantees, provisions are established. Such provisions are established in addition to the liabilities recognized for the non-contingent component of the guarantees. Most of the guarantees have fixed or scheduled expiration dates, and in practice such guarantees are rarely drawn. For additional information with respect to our guarantees, see “Notes to Consolidated Financial Statements.”
      Variable Interest Entities—Siemens holds variable interests in various Variable Interest Entities (VIEs), which are not significant either individually or in the aggregate. The impact of consolidating certain of these VIE’s on Siemens’ financial statements was not material. For additional information on VIE’s, see “Notes to Consolidated Financial Statements.”
Pension Plan Funding
      The projected benefit obligation (PBO) of Siemens’ principal pension plans, which considers future compensation increases, amounted to €26.2 billion on September 30, 2006, compared to €25.0 billion on September 30, 2005. The fair value of plan assets as of September 30, 2006 was €23.5 billion compared to €21.5 billion on September 30, 2005. The measurement dates for the valuation of certain Siemens pension funds, particularly our funds in the U.S. and U.K., do not coincide with the end of our fiscal year. While the return over the last twelve months amounted to 6.6% or €1.366 billion, the aggregate return on plan assets between the last measurement dates amounted to 6.2% or €1.291 billion. On September 30, 2006, the combined funding status of Siemens principal pension plans showed an underfunding of €2.7 billion compared to an underfunding of approximately €3.5 billion at the end of the prior fiscal year.
      Siemens’ funding policy for its pension funds is part of its overall commitment to sound financial management, which also includes an ongoing analysis of the structure of its pension liabilities, particularly the duration by class of beneficiaries. We constantly review the asset allocation of each plan in light of the duration of the related pension liabilities and analyze trends and events that may affect asset values in order to initiate appropriate measures at a very early stage.
      Siemens also regularly reviews the design of its pension plans. Historically, the majority of Siemens pension plans have included significant defined benefits. However, in order to reduce the Company’s exposure to certain risks associated with defined benefit plans, such as longevity, inflation, effects of compensation increases and other factors, we implemented new pension plans in some of our major subsidiaries including Germany, the U.S. and the U.K. during the last several years. The benefits of these new plans are based predominantly on contributions made by the Company and, to a minor extent, the effects of longevity, inflation adjustments and compensation increases. We expect to continue to review the need for the implementation of similar plan designs outside Germany in the coming years to better control future benefit obligations and related costs.
      For more information on Siemens pension plans, see “Notes to Consolidated Financial Statements.”
Overview Financial Position
       As of September 30, 2006, total assets increased 6%, to €90.973 billion, from €86.117 billion as of September 30, 2005.
      In June 2006, we announced an agreement to form a joint venture with Nokia, combining the carrier-related operations of Com with the networks operations of Nokia. The transaction is expected to close in the first half of fiscal 2007 and is subject to customary regulatory approvals (European Union approval having been received on November 13, 2006), the completion of standard closing conditions, and agreement on a number of detailed implementation steps. In exchange for transferring our carrier-related operations into the new joint-venture NSN, we will receive shares in NSN. Pending that transfer, the assets and liabilities of the carrier-related operations of Siemens are classified on the balance sheet as held for disposal and measured at the lower of their carrying amount or fair value less costs to sell.
      Further, in the context of the overall reorganization of its Com segment, the Company plans to divest the enterprise networks business, which is part of Com, in fiscal 2007. The assets and liabilities of the enterprise networks business were classified on the balance sheet as held for disposal. For information on the carrying amounts of major classes of assets and liabilities held for disposal, see “Notes to Consolidated Financial Statements.”
      The following table shows current assets at end of fiscal 2006 and fiscal 2005. Given the reclassification of Com’s carrier and enterprise businesses as held for disposal in fiscal 2006, in particular Accounts receivable, net, and Inventories, net for those businesses are now included in Assets held for disposal:

	September 30,

	2006	2005

	(€ in millions)
Cash and cash equivalents	10,214	8,121
Marketable securities	596	1,789
Accounts receivable, net	15,149	17,122
Inventories, net	12,790	12,812
Deferred income taxes	1,468	1,484
Assets held for disposal	7,189	245
Other current assets	4,205	5,230

Total current assets	51,611	46,803
      Cash and cash equivalents totaled €10.214 billion at September 30, 2006. The increase of €2.093 billion was driven by cash inflows associated with financing activities. Marketable securities were lower primarily due to sales of our remaining shares in Infineon, Juniper and Epcos in fiscal 2006.

      The decrease in Accounts receivable, net year-over-year is driven by reclassifying the carrier and enterprise businesses as held for disposal. Assets held for disposal included €1.981 billion related to assets, which were reclassified from non-current to current.
      Long-term assets at the respective balance sheet dates were as follows:

	September 30,

	2006	2005

	(€ in millions)
Long-term investments	3,922	3,768
Goodwill	9,776	8,930
Other intangible assets, net	3,243	3,107
Property, plant and equipment, net	12,072	12,012
Deferred income taxes	4,983	6,233
Other assets	5,366	5,264

Total long-term assets Other assets	39,362	39,314
      In fiscal 2006, Goodwill increased by €846 million, primarily due to the acquisition of DPC. Total long-term assets at the end of fiscal 2006 remained on the same level with the prior year but also include effects from reclassifying the carrier and enterprise businesses as held for disposal. For further information see “Notes to Consolidated Financial Statements.”
      The table below shows current and long-term liabilities at the respective balance sheet dates. Given the reclassification of Com’s carrier and enterprise businesses as held for disposal in fiscal 2006, in particular Accounts payable, Accrued liabilities and Other current liabilities for those businesses are now included in Liabilities held for disposal:

	September 30,

	2006	2005

	(€ in millions)
Short-term debt and current maturities of long-term debt	2,175	3,999
Accounts payable	8,444	10,171
Accrued liabilities	9,126	10,176
Deferred income taxes	516	1,938
Liabilities held for disposal	5,545	289
Other current liabilities	13,151	13,058

Total current liabilities	38,957	39,631
Long-term debt	13,399	8,436
Pension plans and similar commitments	4,101	4,917
Deferred income taxes	450	427
Other accruals and provisions	4,058	5,028

Total long-term liabilities	22,008	18,808
      Short-term debt and current maturities of long-term debt totaled €2.175 billion at the end of fiscal 2006, a decrease of €1.824 billion from the prior year-end. This decrease mainly results from the redemption of the outstanding amount of €1.6 billion of the 5% euro-denominated bond, which was due on July 4, 2006, as well as from repayment under commercial paper programs in fiscal 2006, and was partly balanced by a reclassification of current maturities of long-term debt. As of September 30, 2006, no amount under commercial paper programs was outstanding compared to a total of €1.484 billion as of September 30, 2005. Liabilities held for disposal included €749 million related to liabilities, which were reclassified from non-current to current.
      Compared to fiscal 2005, Long-term debt increased by €4.963 billion to €13.399 billion in fiscal 2006. In fiscal 2006, we issued two tranches of U.S. dollar-denominated bonds totaling $1.0 billion as well as four tranches of U.S. dollar-denominated notes totaling $5.0 billion. Further, in fiscal 2006, we issued a hybrid bond in two tranches, one denominated in euros (€900 million) and one denominated in British pounds (£750 million). Further information about the notes and bonds is also provided under “—Capital Resources” and “—Capital Requirements”, as well as in the “Notes to Consolidated Financial Statements.”
      Shareholders’ equity and total assets were as follows:

	September 30,

	2006	2005

	(€ in millions)
Total shareholders’ equity	29,306	27,022
Equity ratio	32%	31%
Total assets	90,973	86,117
      Total shareholders’ equity increased €2.284 billion to €29.306 billion at the end of fiscal 2006. The increase results from net income of €3.033 billion, less dividend payments of €1.201 billion. Further, changes in Accumulated other comprehensive income of €443 million in fiscal 2006 increased Total shareholders’ equity. The change in Accumulated other comprehensive income reflects the impact of a decrease in our minimum pension liability. While total assets increased in fiscal 2006, compared to fiscal 2005 by 6%, Total shareholders’ equity increased by 8%, resulting in an improved equity ratio by a full percentage point, to 32%.
      For additional information on the financial position, see “Notes to Consolidated Financial Statements.”
Subsequent Events
       During the first quarter of fiscal 2007, Siemens decided to provide funds for job placement companies for employees affected by the bankruptcy of BenQ Mobile GmbH & Co. OHG and for Inservio GmbH with a corresponding impact on Siemens’ income in fiscal 2007.
      On November 15, 2006, Munich public prosecutors (the Prosecutors) conducted searches of Company premises and private homes in Munich, Erlangen and in Austria during which a large volume of documents and electronic data were confiscated. These actions were taken in connection with an investigation of certain current and former employees of the Company on suspicion of embezzlement, bribery and tax evasion. Several arrest warrants were issued for several current and former employees who are or were associated with Com. Among those arrested were a former CFO of Com, as well as the heads of Com’s internal audit and accounting and controlling departments. Another former employee was apprehended in Austria and extradited to Germany. In addition to the interrogations of those arrested, statements were taken from a number of witnesses including Company officials.
      The Prosecutors announced that those arrested are suspected of collaborating to open slush fund accounts abroad, and of operating a system to embezzle funds from the Company. More specifically, the Prosecutors allege that from 2002 to the present, these individuals siphoned off money from Com via off-shore companies and their own accounts in Switzerland and Liechtenstein. The prosecutors indicated that whether and the extent to which the diverted funds were used for bribes remains to be determined. The investigation is ongoing, and the Company is fully cooperating with the authorities.
      The Prosecutors’ current investigation grew out of an anonymous complaint and requests for judicial assistance from Switzerland and Italy.
      Bank accounts in Geneva, Switzerland, held by a former officer of Com of Siemens Greece were seized in August 2005. The Company became aware of the seizure at the end of 2005 having been notified by both the officer and the financial institution in which the accounts were held. As part of its internal investigation, the Company filed a civil action in Greece against the officer on November 14, 2006.
      In June 2006, the Company also became aware of the existence of an escrow account in Lugano, Switzerland. In July 2006, the trustee was requested to provide documentation of the account and to transfer the funds to the Company. The account was seized prior to receiving the funds.

      Bank accounts in Liechtenstein were also seized in late 2004. Funds from these Liechtenstein accounts were transferred to Siemens in 2005 after being released by governmental authorities.
      On March 30, 2006, the premises of Intercom Telecommunication Systems AG in Switzerland (Intercom), a subsidiary of Siemens, were searched by Swiss prosecutors. The Company subsequently learned that, via Intercom, so-called Business Consultant Agreements were processed directly or indirectly through intermediary companies. Intercom currently finds itself in liquidation. It has been established that Intercom made payments to the above mentioned bank accounts. Investigations are ongoing to determine the rightful owner of the accounts in Geneva and Lugano.
      The Swiss investigation was preceded by Liechtenstein criminal investigations. The criminal investigation in Liechtenstein related to money laundering and corruption allegations against certain former Siemens employees and other persons. In January 2006, Siemens became aware of a request by Liechtenstein for judicial assistance from Switzerland. Siemens subsequently determined that the Swiss and Liechtenstein investigations pertain to related activities.
      In Italy, an already pending criminal investigation there focusing on money laundering and corruption allegations against third parties in respect of activities in the 1990s pertains to similar activities in the Com Group. Based on a request for judicial assistance from Italy to Germany in 2005 premises and private homes in Munich were searched.
      We are in communication with the U.S. Securities and Exchange Commission and the U.S. Department of Justice via a U.S. law firm regarding these matters. Siemens has stated its commitment to have these matters completely cleared up as quickly as possible and has also started an additional internal investigation.
      The major issues uncovered to date in connection with Siemens’ internal investigation are presented below:

•	Within Com there exist a number of Business Consultant Agreements. We have identified a multitude of payments made in connection with these contracts over the course of approximately a seven-year period for which we have either not been able to establish a valid business purpose or clearly identify the recipient. These payments raise concerns under the legislation of the U.S., Germany and other countries.

•	The payments identified were recorded as deductible business expenses in prior periods in determining income tax provisions. Our investigation determined that certain of these payments are nondeductible under German tax regulations, and accordingly, we have recorded additional income tax charges in our financial statements to reflect the correct tax treatment of these expenses. The Company has already reported this issue to the German tax authority.
      The Company’s internal investigation into possible violations of law is still ongoing.
      The additional deferred and current income tax charges described above totaled €168 million over a period of approximately seven years. Of the total charge, €73 million was reflected in the Company’s fiscal 2006 Consolidated Statements of Income and related to fiscal 2006, 2005 and 2004. The remaining €95 million of additional income tax expense related to years preceding fiscal 2004 and was reflected as a reduction of Shareholders’ equity as of October 1, 2003. (See Note 2 of the “Notes to Consolidated Financial Statements” for further information).
      The Managing Board of Siemens does not tolerate any illegal business practices of its employees worldwide and has therefore initiated the following immediate actions:

•	The Managing Board has engaged an external attorney to act as an independent “ombudsman” and to provide a protected communication channel for Siemens employees and third parties.

•	In cases where suspicions of illegal behavior have been substantiated, the involved employees will immediately be suspended.

•	The Company’s audit and compliance departments and an internal task force have been instructed to continue their internal investigation activities and the examination of our compliance and internal control system for gaps and any possibilities of circumvention.
      The Managing Board and the Audit Committee of Siemens will engage an independent compliance advisor in order to consult the Managing Board and the Audit Committee with regard to the future structure of the compliance organization, the execution of compliance reviews, the review of related guidelines and controls including potential improvement measures, and the respective communication and training. The independent compliance advisor will also provide periodic status reports to the Audit Committee.
      Furthermore, the Audit Committee of Siemens will conduct a companywide investigation and engage an independent external law firm which will mandate the involvement of a forensic accounting firm.
      Siemens currently can not exclude the possibility that criminal or civil sanctions may be brought against the Company itself or against certain of its employees in connection with possible violations of law. The Company’s operating activities may also be negatively affected due to imposed penalties, compensatory damages or due to the exclusion from public procurement contracts. To date, no charges for any such penalties or damages have been accrued as management does not yet have enough information to reasonably estimate such amounts. Furthermore, changes affecting the Company’s course of business or its compliance programs may turn out to be necessary. For more information on the possible risks related to those possible violations of law, see Item 3: “Key Information— Risk Factors.”
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
      Revenue Recognition on Construction Contracts—Our Groups, particularly PG, TS, I&S, Com, PTD and SBT, conduct a significant portion of their business under construction contracts with customers. We generally account for construction projects using the percentage-of-completion method, recognizing revenue as performance on a contract progresses. This method places considerable importance on accurate estimates of the extent of progress towards completion. Depending on the methodology to determine contract progress, the significant estimates include total contract costs, remaining costs to completion, total contract revenues, contract risks and other judgments. The management of the operating Groups continually reviews all estimates involved in such construction contracts and adjusts them as necessary. We also use the percentage-of-completion method for projects financed directly or indirectly by Siemens. In order to qualify for such accounting, the credit quality of the customer must meet certain minimum parameters as evidenced by the customer’s credit rating or by a credit analysis performed by SFS, which performs such reviews in support of the Corporate Executive Committee. At a minimum, a customer’s credit rating must be single B from the rating agencies, or an equivalent SFS-determined rating. In cases where the credit quality does not meet such standards, we recognize revenue for construction contracts and financed projects based on the lower of cash if irrevocably received, or contract completion. We believe the credit factors that we use provide a reasonable basis for assessing credit quality.
      Accounts Receivable—The allowance for doubtful accounts involves significant management judgment and review of individual receivables based on individual customer creditworthiness, current economic trends and analysis of historical bad debts on a portfolio basis. For the determination of the country-specific component of the individual allowance, we also consider country credit ratings, which are centrally determined based on information from external rating agencies. Regarding the determination of the valuation allowance derived from a portfolio-based analysis of historical bad debts, a decline of receivables in volume results in a corresponding reduction of such provisions and vice versa. As of September 30, 2006 and 2005, Siemens recorded a total valuation allowance for accounts receivable of €956 million and €1.199 billion, respectively. Siemens also selectively assists customers through arranging financing from various third-party sources, including export credit agencies, in order to be awarded supply contracts. In addition, the Company provides direct vendor financing and grants guarantees to banks in support of loans to Siemens customers when necessary and deemed appropriate.
      Goodwill—Goodwill is tested for impairment at least annually using a two-step approach at the division level. In the first step, the fair value of the division is compared to its carrying amount including goodwill. In order to determine the fair value of the division, significant management judgment is applied in order to estimate the underlying discounted future free cash flows. In the case that the fair value of the division is less than its carrying amount, a second step is performed which compares the fair value of the division’s goodwill to the carrying amount of its goodwill. The fair value of goodwill is determined based upon the difference between the fair value of the division and the net of the fair values of the identifiable assets and liabilities of the division. If the fair value of goodwill is less than the carrying amount, the difference is recorded as impairment. As of September 30, 2006 and 2005, Siemens had total goodwill of €9.776 billion and €8.930 billion, respectively. For more information, see “Notes to Consolidated Financial Statements.”
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
      The assumptions used for the calculation of net periodic pension cost in fiscal 2007 have already been determined. A one percentage point increase (decrease) in the discount rate assumption would result in a decrease (increase) in net periodic pension cost of €226 (€291) million. A one percentage point increase (decrease) in the assumption for expected return on plan assets would result in a decrease (increase) of €217 (€217) million. A one percentage point increase (decrease) in the rates of compensation increase and pension progression would result in a combined increase (decrease) of €375 (€312) million. If more than one of these assumptions were changed simultaneously, the cumulative impact would not necessarily be the same as if only one assumption were changed in isolation. For a discussion of our current funding status and the impact of these critical assumptions, see “Notes to Consolidated Financial Statements.”
      Accruals—Significant estimates are involved in the determination of provisions related to contract losses, warranty costs and legal proceedings. A significant portion of the business of certain of our operating Groups is performed pursuant to long-term contracts, often for large projects, in Germany and abroad, awarded on a competitive bidding basis. Siemens records an accrual for contract losses when current estimates of total contract costs exceed contract revenue. Such estimates are subject to change based on new information as projects progress toward completion. Loss contracts are identified by monitoring the progress of the project and updating the estimate of total contract costs which also requires significant judgment relating to achieving certain performance standards, for example in the IT service business, and estimates involving warranty costs.
Recent Accounting Pronouncements
      In June 2005, the Financial Accounting Standards Board (FASB) ratified Emerging Issues Task Force (EITF) Issue 05-5, Accounting for Early Retirement or Postemployment Programs with Specific Features (such as Terms Specified in Altersteilzeit Early Retirement Arrangements). Altersteilzeit (ATZ) in Germany is an incentive and benefit program towards early retirement. Companies are required to recognize the salary ratably over the active service period. Accruals for Company-granted bonuses shall be recorded ratably from the date the individual employee enrolls in the ATZ arrangement to the end of the active service period. Related government subsidies are accounted for separately from the ATZ benefits at the time the criteria to receive them are met. Siemens will adopt EITF 05-5 in the first quarter of fiscal 2007. The adoption of EITF 05-5 is not expected to have a material impact on the Company’s consolidated financial statements.
      In June 2006, the FASB issued FASB Interpretation (FIN) 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FAS 109, Accounting for Income Taxes, to create a single model to address accounting for uncertainty in tax positions taken or expected to be taken in a tax return. Under FIN 48, the tax benefit from an uncertain tax position may be recognized only if it is more likely than not that the tax position will be sustained, based solely on its technical merits. The Company plans to adopt FIN 48 beginning October 1, 2007. The cumulative effect of adopting FIN 48 will be recorded in retained earnings. The Company is currently evaluating the potential impact, if any, that the adoption of FIN 48 will have on the Company’s consolidated financial statements.
      In September 2006, the FASB issued SFAS 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. The Company plans to early adopt this Statement beginning October 1, 2006.
      In September 2006, the FASB issued SFAS 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, which amends SFAS 87, Employers’ Accounting for Pensions, SFAS 88, Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, SFAS 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions and SFAS 132 (revised 2003), Employers’ Disclosures about Pensions and Other Postretirement Benefits—an amendment of FASB Statements No. 87, 88, and 106. SFAS 158 requires an employer to recognize the funded status of a defined benefit plan, measured as the difference between plan assets and the projected benefit obligation, in its consolidated balance sheet. Actuarial gains or losses and prior service cost or benefits that have not yet been recognized through earnings as net periodic benefit cost will be recognized as a component of other comprehensive income, net of tax, until they are amortized as a component of net periodic benefit cost. The application of SFAS 158 will be effective for the Company as of September 30, 2007. As of September 30, 2006, for the principal pension benefit plans and other postretirement plans, the net amount of actuarial gains and losses and prior service cost and benefits not recognized in equity, before related taxes, totaled €916 million. See “Notes to Consolidated Financial Statements” for further information.
Outlook
       In fiscal 2007, Siemens begins reporting its financial results under International Financial Reporting Standards (IFRS), which differ in some material respects from U.S. GAAP, the reporting standard we used in fiscal 2006 and the fiscal years preceding it. In readiness for this transition, we have prepared our fiscal 2006 and fiscal 2005 results according to both U.S. GAAP and IFRS, and we will release IFRS financial information in December 2006 as supplemental information.

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
      In carrying out their duties, each member of the Managing Board and Supervisory Board must exercise the standard of care of a prudent and diligent businessman, and is liable to Siemens for damages if they fail to do so. Both boards are required to take into account a broad range of considerations in their decisions, including the interests of Siemens and those of its shareholders, employees and creditors. The Managing Board is required to respect the rights of shareholders to be treated on an equal basis and to receive equal information. The Managing Board is also required to ensure appropriate risk management within Siemens and to establish an internal control system.
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
      The following table sets forth the names of the current members of our Supervisory Board, their dates of birth, the expiration of their respective terms, their board positions and principal occupations, and their principal outside directorships at September 30, 2006:

Companies at which
	Date of	Term	Board position and	Supervisory Board and similar
Name	birth	expires	principal occupation	positions were held

Prof. Dr. Heinrich v. Pierer	1/26/1941	1/24/2008	Chairman of the Supervisory Board	Deutsche Bank AG; Hochtief AG; Münchener Rückversicherungs- Gesellschaft AG; ThyssenKrupp AG; Volkswagen AG
Ralf Heckmann(1)	7/19/1949	1/24/2008	First Deputy Chairman; Chairman of the Central Works Council, Siemens AG	—
Dr. Josef Ackermann	2/07/1948	1/24/2008	Second Deputy Chairman; Chairman of the Management Board, Deutsche Bank AG	Bayer AG
Lothar Adler(1)	2/22/1949	1/24/2008	Member; Deputy Chairman of the Central Works Council, Siemens AG	—
Gerhard Bieletzki(1)	5/16/1947	1/24/2008	Member; Chairman of the Works Council, Siemens AG, Dortmund facility	—
John David Coombe	3/17/1945	1/24/2008	Member; Chartered Accountant (FCA)	GUS plc; Hogg Robinson Group plc; HSBC Holdings plc
Hildegard Cornudet(1)	4/16/1949	1/24/2008	Member; Chairperson of the Central Works Council, Siemens Business Services GmbH & Co. OHG	—
Dr. Gerhard Cromme	2/25/1943	1/24/2008	Member; Chairman of the Supervisory Board, ThyssenKrupp AG	Allianz AG (since October 13, 2006 Allianz SE); Axel Springer AG; Deutsche Lufthansa AG; E.ON AG; ThyssenKrupp AG; BNP Paribas S.A.; Compagnie de Saint-Gobain S.A.; SUEZ S.A.
Birgit Grube(1)	8/21/1945	1/24/2008	Member; Office clerk	—

Companies at which
	Date of	Term	Board position and	Supervisory Board and similar
Name	birth	expires	principal occupation	positions were held

Heinz Hawreliuk(1)	3/20/1947	1/24/2008	Member, Labor Union Secretary, IG Metall	DaimlerChrysler Aerospace AG; DaimlerChrysler Luft- und Raumfahrt Holding AG; Eurocopter Deutschland GmbH
Berthold Huber(1)	2/15/1950	1/24/2008	Member; Deputy Chairman, IG Metall	Audi AG
Prof. Dr. Walter Kröll	5/30/1938	1/24/2008	Member; Consultant	MTU Aero Engines GmbH; Wincor Nixdorf AG
Wolfgang Müller(1)	1/14/1948	1/24/2008	Member; Labor Union Secretary, IG Metall	—
Georg Nassauer(1)	3/08/1948	1/24/2008	Member; Steel casting constructor	—
Thomas Rackow(1)(2)	2/06/1952	1/24/2008	Member; Industrial manager	—
Dr. Albrecht Schmidt	3/13/1938	1/24/2008	Member; Bank Director (ret.)	Münchener Rückversicherungs- Gesellschaft AG; Thyssen’sche Handelsgesellschaft m.b.H.
Dr. Henning Schulte-Noelle	8/26/1942	1/24/2008	Member; Chairman of the Supervisory Board, Allianz AG (since October 13, 2006 Allianz SE)	Allianz AG (since October 13, 2006 Allianz SE); E.ON AG; ThyssenKrupp AG
Peter von Siemens	8/10/1937	1/24/2008	Member; Industrial manager	—
Jerry I. Speyer	6/23/1940	1/24/2008	Member; President, Tishman Speyer	—
Lord Iain Vallance of Tummel	5/20/1943	1/24/2008	Member; Chairman, Nations Healthcare Ltd.	—

(1)	Elected by employees.

(2)	Klaus Wigand ceased to be a member of the Supervisory Board effective January 26, 2006. The substitute member of the Supervisory Board, Thomas Rackow, succeeded Klaus Wigand as a member of the Supervisory Board.

     There are four Supervisory Board committees: the Chairman’s Committee, the Audit Committee, the Ownership Rights Committee and the Mediation Committee. Set forth in the table below are the current members of each committee. For a comprehensive discussion of the functions of our committees, please refer to Item 10: “Additional Information—Corporate Governance.”

Name of committee	Current members

Chairman’s Committee	Chairman Prof. Dr. Heinrich v. Pierer, First Deputy Chairman Ralf Heckmann,* Second Deputy Chairman Dr. Josef Ackermann
Audit Committee	Chairman Dr. Gerhard Cromme, Prof. Dr. Heinrich v. Pierer, Ralf Heckmann,* Heinz Hawreliuk,* Dr. Henning Schulte-Noelle
Ownership Rights Committee	Chairman Prof. Dr. Heinrich v. Pierer, Dr. Josef Ackermann, Dr. Albrecht Schmidt
Mediation Committee	Chairman Prof. Dr. Heinrich v. Pierer, Ralf Heckmann,* Dr. Josef Ackermann, Heinz Hawreliuk*

*	Elected by employees.
     The business address of the members of our Supervisory Board is the same as our business address, Wittelsbacherplatz 2, D-80333 Munich, Germany, care of Prof. Dr. Heinrich v. Pierer.
Managing Board
      Our Managing Board currently consists of 10 members. Under our Articles of Association, our Supervisory Board determines the Managing Board’s size, although it must have more than one member. Under German law, the Managing Board is responsible for all management matters, including the following which are specifically reserved to the Managing Board:

•	preparation of the annual financial statements;

•	the calling of the Annual Shareholders’ Meeting and preparation and execution of the resolutions; and

•	reports to the Supervisory Board and the Annual Shareholders’ Meeting concerning certain matters.
      The Managing Board, with the approval of the Supervisory Board, has adopted Bylaws for the conduct of its affairs. Pursuant to the current Bylaws of the Managing Board, a Corporate Executive Committee has been created. This Corporate Executive Committee consists exclusively of members of the Managing Board and is authorized to make all management decisions, in particular strategic decisions that are not specifically reserved to the full Managing Board by law, our Articles of Association or the Bylaws of the Managing Board. The Bylaws of the Managing Board state that the maximum number of Corporate Executive Committee members should not exceed nine. The Bylaws require that the Chief Executive Officer (CEO) and his deputies, if any, the Chief Financial Officer (CFO) and the member of the Managing Board who heads Corporate Human Resources (Corporate Personnel Department) all be members of the Corporate Executive Committee. Appointments of the remaining unspecified members of the Corporate Executive Committee require the approval of the Supervisory Board. Our current Corporate Executive Committee consists of President and CEO Klaus Kleinfeld; Executive Vice-President and CFO Joe Kaeser; as well as Executive Vice-Presidents Johannes Feldmayer, Rudi Lamprecht, Jürgen Radomski, Hermann Requardt, Uriel J. Sharef and Klaus Wucherer.
      Other committees of our Managing Board are authorized to make certain decisions without seeking the approval of the full Managing Board. These committees included an Equity Committee, responsible for certain capital measures and a Committee Responsible for the Issuance of Employee Stock, including the determination of the terms of such issuances. With a resolution dated July 25, 2006, the Equity Committee and the Committee Responsible for the Issuance of Employee Stock have been consolidated to form the Equity and Employee Stock Committee, which has assumed all responsibilities of the two newly merged committees. The members of this committee are President and CEO Klaus Kleinfeld; Executive Vice-President and CFO Joe Kaeser and Executive Vice-President Jürgen Radomski, who were also the members of the two newly merged committees.

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
      The following table sets forth the names of the members of our Managing Board, their dates of birth, the expiration of their respective terms, their current positions and their principal outside directorships at September 30, 2006:

Companies at which
Supervisory Board and similar
Name	Date of birth	Term expires	Current position	positions were held

Dr. Klaus Kleinfeld	11/06/1957	9/30/2007	President and CEO	Bayer AG; Alcoa Inc.; Citigroup Inc.
Prof. Johannes Feldmayer	10/16/1956	9/30/2007	Executive Vice-President	ExxonMobil Central Europe Holding GmbH; Infineon Technologies AG
Dr. Thomas Ganswindt(1)	11/18/1960	9/30/2007	Executive Vice-President	—
Joe Kaeser(2)	6/23/1957	3/31/2011	Executive Vice-President and CFO	Bayerische Börse AG
Prof. Dr. Edward G. Krubasik	1/19/1944	9/30/2006	Executive Vice-President	Dresdner Bank AG
Rudi Lamprecht	10/12/1948	3/31/2009	Executive Vice-President	—
Eduardo Montes(3)	10/02/1951	3/31/2011	Senior Vice-President	—
Dr. Jürgen Radomski	10/26/1941	12/31/2007	Executive Vice-President	ALBA AG; Deutsche Krankenversicherung AG; Dräger Medical AG
Prof. Dr. Erich R. Reinhardt	10/03/1946	3/31/2011	Senior Vice-President	BioM AG; Dräger Medical AG
Prof. Dr. Hermann Requardt (3)	2/11/1955	3/31/2011	Senior Vice-President (4)	—
Dr. Uriel J. Sharef	8/19/1944	3/31/2008	Executive Vice-President	—
Prof. Dr. Claus Weyrich	1/06 /1944	9/30/2006	Senior Vice-President	HERAEUS Holding GmbH
Prof. Dr. Klaus Wucherer	7/09/1944	3/31/2008	Executive Vice-President	Deutsche Messe AG; Infineon Technologies AG

(1)	Dr. Thomas Ganswindt resigned from the Managing Board effective October 1, 2006.

(2)	Heinz-Joachim Neubürger ceased to be a member of the Managing Board and the Corporate Executive Committee effective May 1, 2006. Joe Kaeser succeded Heinz-Joachim Neubürger as CFO and member of the Corporate Executive Committee.

(3)	Eduardo Montes and Prof. Dr. Hermann Requardt have been appointed members of the Managing Board effective May 1, 2006.

(4)	The Supervisory Board appointed Prof. Dr. Hermann Requardt Executive Vice-President and member of the Corporate Executive Committee effective October 1, 2006.
     The business address of the members of our Managing Board is the same as our business address, Wittelsbacherplatz 2, D-80333 Munich, Germany.
Compensation
       This section outlines the principles used for determining the compensation of the Managing Board of Siemens AG and sets out the level and structure of Managing Board remuneration. In addition, this section describes the policies and levels of compensation paid to Supervisory Board members.

      This section is based on the recommendations and suggestions of the German Corporate Governance Code and comprises data that, in accordance with the requirements of the German Commercial Code (HGB) as amended by the Act on the Disclosure of Managing Board Remuneration (VorstOG), are an integral part of the Notes to Consolidated Financial Statements pursuant to § 314 of the HGB or of Management’s discussion and analysis pursuant to § 315 of the HGB.
      Therefore, the information explained in this section is not additionally presented in Item 18: “Financial Statements” or in Item 5: “Operating and Financial Review and Prospects.”
Managing Board Remuneration
      The Chairman’s Committee of the Supervisory Board is responsible for determining the remuneration of the members of the Managing Board. The Committee comprises Prof. Dr. Heinrich v. Pierer (Chairman of the Supervisory Board), and Dr. Josef Ackermann and Ralf Heckmann (both Deputy Chairmen of the Supervisory Board).
      The remuneration of the members of the Managing Board of Siemens is based on the Company’s size and global presence, its economic and financial position, and the level and structure of managing board compensation paid by peer companies. In addition, the compensation reflects each Managing Board member’s responsibilities and performance. The level of Board compensation is designed to be competitive in the market for highly qualified executives and to provide incentives in a high-performance culture.
      In fiscal year 2006, the Managing Board remuneration had four components: (i) a fixed annual salary, (ii) a variable bonus which the Chairman’s Committee may adjust upward or downward by up to 20 percent of the amount of target attainment, (iii) stock-based compensation, and (iv) a pension benefit contribution. With regard to fixed salary and bonus, an annual target compensation is determined, consisting of 50% fixed and 50% variable components. The target compensation is reviewed every two to three years on the basis of an analysis of the compensation paid by peer companies to their top managers. The last review was conducted as of April 1, 2006. In the course of this review, the target compensation was adjusted upward by approximately 20%. In addition, the composition of the total compensation was changed with the goal of giving greater importance to stock-based compensation, excluding the payment of the LT bonus in the form of a commitment to issue or transfer shares (see below), in the future. Therefore, this compensation component was raised. The granting of stock options is no longer planned. Overall the average compensation was adjusted upward by approximately 30%. This adjustment is not obvious in Managing Board remuneration reported in this section as the values were reduced by the amount of increase related to the target compensation for one year and the proposed amount of increase of the stock-based compensation for fiscal year 2006, in connection with the hardship fund to provide financial support for employees of BenQ Mobile in Germany (see below).
      The remuneration of the Managing Board members is composed as follows:

•	The fixed compensation is paid as a monthly salary.

•	The variable bonus is based on the level of the Company’s attainment of certain Economic Value Added (EVA) targets and other financial goals, if any, that are set at the start of the fiscal year by the Chairman’s Committee of the Supervisory Board (for details on EVA as a performance measure, see Item 5: “Operating and Financial Review and Prospects—Fiscal 2006 Compared to Fiscal 2005—Economic Value Added”). One half of the bonus is paid as an annual bonus and is contingent upon achieving the Company-wide EVA target established for the fiscal year. The other half is granted as a long-term bonus (LT bonus), the amount of which depends on the average attainment of EVA targets over a three-year period. In any year, the annual bonus and the LT bonus may not exceed 250 percent of the base amount applicable to the variable compensation component. In addition to the EVA- oriented targets, in fiscal 2006 a target relating to net cash from operating and investing activities was established. For fiscal year 2005 for the last time, one half of the LT bonus was paid in the form of a commitment to issue or transfer shares of Siemens AG (stock awards) while the other half was paid in cash. Beginning with the fiscal year 2006, the LT bonus is paid entirely in cash.

The same principles for determining the bonus apply to Managing Board members who are not members of the Corporate Executive Committee. Their targets, however, may additionally depend on the financial performance of the corporate units they lead. The LT bonus was already paid out fully in cash in fiscal 2005.

•	The stock-based compensation consists of stock options issued under the terms of the 2001 Siemens Stock Option Plan as authorized by shareholders at the Annual Shareholders’ Meeting of Siemens AG on February 22, 2001 (for details on the Siemens Stock Option Plans, see “—Stock-Based Compensation”) and a commitment to issue or transfer shares of Siemens AG (stock awards). The Chairman’s Committee of the Supervisory Board may restrict or cap the exercise of stock options in the event of extraordinary, unforeseen changes in the market price of the Siemens stock. The Chairman’s Committee of the Supervisory Board has decided that only stock awards will be granted for fiscal year 2006 and with effect from fiscal year 2007 onwards.

•	Under the Siemens Defined Contribution Benefit Plan (BSAV), members of the Managing Board receive contributions, the individual amounts of which are determined annually on the basis of a percentage of their respective target annual compensation established by the Chairman’s Committee of the Supervisory Board. A portion of these contributions is accounted for by funding of pension commitments earned prior to transfer to the BSAV. In addition, special contributions may be granted on the basis of individual decisions.
      Employment contracts with Managing Board members generally do not include any explicit severance commitment in the event of an early resignation from office. However, severance payments may result from individually agreed termination arrangements.
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
      In the event of a change of control – i.e. if one or several shareholders acting jointly or in concert acquire a majority of the voting rights in Siemens AG and exercise a controlling influence, or if Siemens AG becomes a dependent enterprise as a result of entering into an enterprise contract within the meaning of § 291 of the German Stock Corporation Act (AktG), or if Siemens AG is to be merged into an existing corporation or other entity – any member of the Managing Board has the right to terminate the contract of employment if such change of control results in a substantial change in position (e.g. due to a change in corporate strategy or a change in the Managing Board member’s duties and responsibilities). If this right of termination is exercised, the Managing Board member will receive a severance payment which amounts to the target annual compensation applicable at the time of contract termination for the remaining contractual term of office, but at least for a period of three years. In addition, non-monetary benefits are settled by a cash payment equal to five percent of the severance payment. No severance payments are made if the Managing Board member receives benefits from third parties in connection with a change of control. A right of termination does not exist if the change of control occurs within a period of twelve (12) months prior to a Managing Board member’s retirement.
      On November 7, 2006, the Chairman’s Committee of the Supervisory Board determined the bonus amounts and the number of stock awards to be granted, after assessing the attainment of the targets set at the start of the fiscal year.
      For the fiscal year 2006, the aggregate cash compensation amounted to €27.8 million (2005: €20.9 million) and total remuneration amounted to €30.4 million (2005: €28.0 million), representing an increase in total remuneration of 8.5 percent.

      In the process, both the variable cash bonus and the stock-based compensation were reduced by the amount of increase related to the target compensation for one year and the proposed amount of increase for fiscal year 2006, respectively. The resulting total of €4.52 million was transferred to the hardship fund to provide financial support for employees of BenQ Mobile in Germany.
      The following compensation was determined for the members of the Managing Board for fiscal year 2006:

			Fair value of stock-
	Cash compensation		based compensation		Total

	2006	2005	2006	2005	2006	2005

	(Amounts in €)(1)
Prof. Dr. Heinrich v. Pierer (2)	—	958,389	—	244,414	—	1,202,803
Dr. Klaus Kleinfeld(2)	3,248,462	2,323,193	375,058	946,911	3,623,520	3,270,104
Prof. Johannes Feldmayer	2,363,217	1,821,301	250,016	716,666	2,613,233	2,537,967
Dr. Thomas Ganswindt	2,420,147	1,764,948	—	641,515	2,420,147	2,406,463
Joe Kaeser(3)	963,983	—	300,046	—	1,264,029	—
Prof. Dr. Edward G. Krubasik	2,453,825	1,832,685	—	716,666	2,453,825	2,549,351
Rudi Lamprecht	2,272,986	1,730,431	250,016	625,190	2,523,002	2,355,621
Heinz-Joachim Neubürger(4)	1,422,636	1,822,925	—	716,666	1,422,636	2,539,591
Dr. Jürgen Radomski	2,351,448	1,818,389	250,016	716,666	2,601,464	2,535,055
Dr. Uriel J. Sharef	2,360,975	1,831,833	250,016	716,666	2,610,991	2,548,499
Prof. Dr. Klaus Wucherer	2,350,989	1,822,218	250,016	716,666	2,601,005	2,538,884
Eduardo Montes(5) (6)	1,071,137	—	200,054	—	1,271,191	—
Prof. Dr. Erich R. Reinhardt (6)	2,038,914	1,756,836	200,054	200,034	2,238,968	1,956,870
Prof. Dr. Hermann Requardt (5) (6)	913,559	—	200,054	—	1,113,613	—
Prof. Dr. Claus Weyrich(6)	1,606,982	1,381,990	—	150,007	1,606,982	1,531,997

Total	27,839,260	20,865,138	2,525,346	7,108,067	30,364,606	27,973,205

(1)	The amounts for 2006 shown in this table are those obtained after reducing the variable cash bonus and the stock-based compensation in connection with the transfer of Managing Board remuneration to the hardship fund for BenQ Mobile employees in Germany. The fair value of stock-based compensation relates to stock options and stock awards granted in November 2006 and 2005 for fiscal years 2006 and 2005, respectively.

(2)	On January 27, 2005, Prof. Dr. Heinrich v. Pierer was elected to the Supervisory Board of Siemens AG. Dr. Klaus Kleinfeld was appointed to succeed Prof. Dr. Heinrich v. Pierer as CEO and President of the Managing Board of Siemens AG, effective January 27, 2005.

(3)	Joe Kaeser was appointed a full member of the Managing Board of Siemens AG, effective May 1, 2006.

(4)	Heinz-Joachim Neubürger resigned from the Managing Board on April 30, 2006.

(5)	Eduardo Montes and Prof. Dr. Hermann Requardt were appointed deputy members of the Managing Board of Siemens AG, effective May 1, 2006.

(6)	Deputy members of the Managing Board. Prof. Dr. Hermann Requardt was appointed a full member of the Managing Board of Siemens AG, effective October 1, 2006.

     The following table describes the details of cash compensation:

	Cash compensation

	Salary		Annual bonus		LT bonus		Other(2)		Total

	2006	2005	2006	2005	2006	2005(3)	2006	2005	2006	2005

	(Amounts in €)(1)
Prof. Dr. Heinrich v. Pierer(4)	—	405,000	—	299,257	—	244,445	—	9,687	—	958,389
Dr. Klaus Kleinfeld(4)	1,160,480	950,040	1,055,707	768,794	998,721	571,883	33,554	32,476	3,248,462	2,323,193
Prof. Johannes Feldmayer	845,520	755,040	747,819	571,280	728,408	466,627	41,470	28,354	2,363,217	1,821,301
Dr. Thomas Ganswindt	755,040	755,040	835,790	571,280	715,529	391,452	113,788	47,176	2,420,147	1,764,948
Joe Kaeser(5)	325,000	—	337,448	—	291,460	—	10,075	—	963,983	—
Prof. Dr. Edward G. Krubasik	755,040	755,040	835,790	571,280	817,839	466,627	45,156	39,738	2,453,825	1,832,685
Rudi Lamprecht	845,520	755,040	747,819	571,280	651,022	375,136	28,625	28,975	2,272,986	1,730,431
Heinz-Joachim Neubürger(6)	440,440	755,040	487,544	571,280	477,073	466,627	17,579	29,978	1,422,636	1,822,925
Dr. Jürgen Radomski	845,520	755,040	747,819	571,280	728,408	466,627	29,701	25,442	2,351,448	1,818,389
Dr. Uriel J. Sharef	845,520	755,040	747,819	571,280	728,408	466,627	39,228	38,886	2,360,975	1,831,833
Prof. Dr. Klaus Wucherer	845,520	755,040	747,819	571,280	728,408	466,627	29,242	29,271	2,350,989	1,822,218
Eduardo Montes(7) (8)	325,000	—	400,416	—	330,411	—	15,310	—	1,071,137	—
Prof. Dr. Erich R. Reinhardt(8)	714,990	525,030	658,513	506,841	633,237	692,671	32,174	32,294	2,038,914	1,756,836
Prof. Dr. Hermann Requardt(7) (8)	291,750	—	321,558	—	292,633	—	7,618	—	913,559	—
Prof. Dr. Claus Weyrich(8)	505,500	450,000	543,031	344,205	531,368	562,285	27,083	25,500	1,606,982	1,381,990

Total	9,500,840	8,370,390	9,214,892	6,489,337	8,652,925	5,637,634	470,603	367,777	27,839,260	20,865,138

(1)	The amounts for 2006 shown in this table are those obtained after reducing the variable cash bonus in connection with the transfer of Managing Board remuneration to the hardship fund for BenQ Mobile employees in Germany.

(2)	Other compensation includes non-cash benefits in the form of company cars of €300,753 (2005: €282,112), subsidized insurance of €80,527 (2005: €85,665), accommodation and moving expenses of €10,500 (2005: €0.00), and a cash settlement of stock awards of €78,823 (2005: €0.00).

(3)	LT bonus cash portion.

(4)	On January 27, 2005, Prof. Dr. Heinrich v. Pierer was elected to the Supervisory Board of Siemens AG. Dr. Klaus Kleinfeld was appointed to succeed Prof. Dr. Heinrich v. Pierer as CEO and President of the Managing Board of Siemens AG, effective January 27, 2005.

(5)	Joe Kaeser was appointed a full member of the Managing Board of Siemens AG, effective May 1, 2006.

(6)	Heinz-Joachim Neubürger resigned from the Managing Board on April 30, 2006.

(7)	Eduardo Montes and Prof. Dr. Hermann Requardt were appointed deputy members of the Managing Board of Siemens AG, effective May 1, 2006.

(8)	Deputy members of the Managing Board. Prof. Dr. Hermann Requardt was appointed a full member of the Managing Board of Siemens AG, effective October 1, 2006.
     Both, the number of units and the values of the stock-based compensation components, are shown in the following table. The stock awards were recorded at the market price of the Siemens stock on the date of commitment less the present value of dividends expected during the holding period, because stock awards are not eligible to receive dividends. The resulting value amounted to €67.70 (2005: €57.28).
      For fiscal year 2006, the members of the Managing Board received a total of 37,302 stock awards, with a total fair value of €2,525,346. Stock options were no longer granted.

      Accordingly, stock-based compensation was as follows:

					Fair value of stock-based compensation
		Stock
		awards			Stock
	from		Other stock		awards
	Stock-based)compe		nsation(2)	Stock	from LT	Other stock	Stock
				options(3)	bonus(2)	awards(2)	options(3)	Total

		(Number of units)(1)			(Expressed in €)(1)
Prof. Dr. Heinrich v. Pierer(4)	2006	—	—	—	—	—	—	—
	2005	4,267	—	—	244,414	—	—	244,414
Dr. Klaus Kleinfeld(4)	2006	—	5,540	—	—	375,058	—	375,058
	2005	9,984	3,470	43,415	571,884	198,762	176,265	946,911
Prof. Johannes Feldmayer	2006	—	3,693	—	—	250,016	—	250,016
	2005	8,146	2,314	28,945	466,603	132,546	117,517	716,666
Dr. Thomas Ganswindt	2006	—	—	—	—	—	—	—
	2005	6,834	2,314	28,945	391,452	132,546	117,517	641,515
Joe Kaeser(5)	2006	—	4,432	—	—	300,046	—	300,046
	2005	—	—	—	—	—	—	—
Prof. Dr. Edward G. Krubasik	2006	—	—	—	—	—	—	—
	2005	8,146	2,314	28,945	466,603	132,546	117,517	716,666
Rudi Lamprecht	2006	—	3,693	—	—	250,016	—	250,016
	2005	6,549	2,314	28,945	375,127	132,546	117,517	625,190
Heinz-Joachim Neubürger(6)	2006	—	—	—	—	—	—	—
	2005	8,146	2,314	28,945	466,603	132,546	117,517	716,666
Dr. Jürgen Radomski	2006	—	3,693	—	—	250,016	—	250,016
	2005	8,146	2,314	28,945	466,603	132,546	117,517	716,666
Dr. Uriel J. Sharef	2006	—	3,693	—	—	250,016	—	250,016
	2005	8,146	2,314	28,945	466,603	132,546	117,517	716,666
Prof. Dr. Klaus Wucherer	2006	—	3,693	—	—	250,016	—	250,016
	2005	8,146	2,314	28,945	466,603	132,546	117,517	716,666
Eduardo Montes(7)(8)	2006	—	2,955	—	—	200,054	—	200,054
	2005	—	—	—	—	—	—	—
Prof. Dr. Erich R. Reinhardt(8)	2006	—	2,955	—	—	200,054	—	200,054
	2005	—	1,851	23,155	—	106,025	94,009	200,034
Prof. Dr. Hermann Requardt(7)(8)	2006	—	2,955	—	—	200,054	—	200,054
	2005	—	—	—	—	—	—	—
Prof. Dr. Claus Weyrich(8)	2006	—	—	—	—	—	—	—
	2005	—	1,388	17,365	—	79,505	70,502	150,007

	2006	—	37,302	—	—	2,525,346	—	2,525,346
Total	2005	76,510	25,221	315,495	4,382,495	1,444,660	1,280,912	7,108,067

(1)	The amounts for 2006 shown in this table are those obtained after reducing the stock-based compensation in connection with the transfer of Managing Board remuneration to the hardship fund for BenQ Mobile employees in Germany. The fair value of stock-based compensation relates to stock options and stock awards granted in November 2006 and 2005 for fiscal years 2006 and 2005, respectively.

(2)	After a holding period of four years, the stock awards will be settled on November 10, 2010 (awards granted for fiscal 2005 on November 11, 2009). Under the stock award agreement, the eligible recipients will receive a corresponding number of Siemens shares without additional payment.

(3)	The stock options granted for fiscal 2005 will be exercisable after a holding period of two years between November 19, 2007 and November 18, 2010 at a price of €74.59 per share under the terms and conditions specified in the 2001 Siemens Stock Option Plan (for details see “Notes to Consolidated Financial Statements”). The fair value of the stock options was determined using the Black-Scholes option pricing model. Because a cap was placed on stock options granted to Managing Board members, disclosure of stock options in the financial statements depends on their intrinsic value, which was zero on the grant date. Without a cap, the fair value of the stock options granted for fiscal 2005 would have been €4.06 per option, which amount was taken as the basis in this table.

(4)	On January 27, 2005, Prof. Dr. Heinrich v. Pierer was elected to the Supervisory Board of Siemens AG. Dr. Klaus Kleinfeld was appointed to succeed Prof. Dr. Heinrich v. Pierer as CEO and President of the Managing Board of Siemens AG, effective January 27, 2005.

(5)	Joe Kaeser was appointed a full member of the Managing Board of Siemens AG, effective May 1, 2006.

(6)	Heinz-Joachim Neubürger resigned from the Managing Board on April 30, 2006.

(7)	Eduardo Montes and Prof. Dr. Hermann Requardt were appointed deputy members of the Managing Board of Siemens AG, effective May 1, 2006.

(8)	Deputy members of the Managing Board. Prof. Dr. Hermann Requardt was appointed a full member of the Managing Board of Siemens AG, effective October 1, 2006.

     Pension benefit commitments—With the realignment of the German pension plan of Siemens AG into a Defined Contribution Benefit Plan (BSAV), the system of defined benefits for members of the Managing Board was also replaced with effect from October 1, 2004 by a pension benefit system based on contributions by the Company. Pension benefits earned through September 30, 2004 were not affected. The amount of the contributions to the BSAV is determined annually by the Chairman’s Committee of the Supervisory Board.
      For fiscal year 2006, the members of the Managing Board were granted contributions under the BSAV totaling €4.2 million (2005: €3.4 million), based on a resolution adopted by the Chairman’s Committee of the Supervisory Board on November 7, 2006. Of this amount, €0.7 million relates to funding of pension commitments earned prior to transfer to the BSAV and the remaining €3.5 million to contributions granted under the BSAV.
      The projected benefit obligation (PBO) of all pension commitments to members of the Managing Board as of September 30, 2006 amounted to €54.8 million (2005: €52.9 million), which amount is included in Note 21 of the “Notes to Consolidated Financial Statements.”
      Former members of the Managing Board and their surviving dependents received emoluments within the meaning of § 314 (1), no. 6 b of the HGB totaling €14.4 million (2005: €15.6 million) for the year ended September 30, 2006.
      The projected benefit obligation (PBO) of all pension commitments to former members of the Managing Board and their surviving dependents as of September 30, 2006 amounted to €125.6 million (2005: €128.9 million), which is included in Note 21 of the “Notes to Consolidated Financial Statements.”
      No loans from the Company are provided to members of the Managing Board.
Supervisory Board Remuneration
      The remuneration of the members of the Supervisory Board was set at the Annual Shareholders’ Meeting through shareholder approval of a proposal by the Managing and Supervisory Boards. Details of the remuneration are set forth in the Articles of Association of Siemens AG.
      The remuneration of the members of the Supervisory Board is based on the Company’s size, the assignments and responsibilities of the Supervisory Board members, and the Company’s overall business position and performance. In addition to a fixed compensation component, the remuneration includes variable compensation based on the Company’s short-term and long-term performance. The Chairman, the Deputy Chairmen, as well as the Chairman and the members of the Audit Committee receive additional compensation.
      The current remuneration policies for the Supervisory Board were authorized at the Annual Shareholders’ Meeting of January 27, 2005. Details are set out in § 17 of the Articles of Association of Siemens AG.
      As a result, the remuneration of Supervisory Board members for fiscal year 2006 includes three components:

•	a fixed compensation component,

•	a short-term compensation component based on earnings per share, and

•	a long-term compensation component based on earnings per share.
      In accordance with these remuneration policies, each Supervisory Board member receives fixed compensation of €50,000 per year and short-term variable compensation of €150 per year for each €0.01 of earnings per share as disclosed in the Consolidated Financial Statements in excess of a minimum amount of €1.00. This minimum amount will be increased annually by 10 percent, beginning with the fiscal year starting on October 1, 2005. In addition, long-term compensation in the amount of €50,000 is granted, payable after expiration of the then applicable five-year term of the Supervisory Board. This long-term compensation will only be paid if earnings per share at the end of the Supervisory Board’s term of office have increased by more than 50 percent compared to the beginning of the term of office. Earnings per share, on which the calculation of the Supervisory Board’s remuneration is based, has to be adjusted for significant extraordinary items. For fiscal year 2006, the

Supervisory Board’s remuneration was determined on the basis of earnings per share in the amount of €3.40. The Chairman of the Supervisory Board receives double, and each Deputy Chairman 1.5 times, the amounts of the fixed compensation and the short-term variable compensation of an ordinary member. Each member of the committees and additionally the chairmen of these committees (in each case other than the Chairman’s Committee, the Mediation Committee, and the Ownership Rights Committee) each receive an additional half of the fixed and the short-term variable compensation. The members of the Supervisory Board are reimbursed for any out-of-pocket expenses incurred in connection with their duties and for any sales taxes to be paid on their remuneration. The Chairman of the Supervisory Board is provided a company car and an office with secretarial services.

	2006				2005

		Short-term	Long-term			Short-term	Long-term
	Fixed	variable	variable		Fixed	variable	variable
	compensation	compensation	compensation	Total	compensation	compensation	compensation	Total

	(Amounts in €)
Dr. Karl-Hermann Baumann(1) (2)	—	—	—	—	50,000	22,800	—	72,800
Prof. Dr. Heinrich v. Pierer(1) (2)	125,000	86,250	—	211,250	93,750	42,750	—	136,500
Ralf Heckmann(2)	100,000	69,000	—	169,000	100,000	45,600	—	145,600
Dr. Josef Ackermann(2)	75,000	51,750	—	126,750	83,333	38,000	—	121,333
Lothar Adler	50,000	34,500	—	84,500	50,000	22,800	—	72,800
Gerhard Bieletzki	50,000	34,500	—	84,500	50,000	22,800	—	72,800
John David Coombe	50,000	34,500	—	84,500	50,000	22,800	—	72,800
Hildegard Cornudet	50,000	34,500	—	84,500	50,000	22,800	—	72,800
Dr. Gerhard Cromme(2)	100,000	69,000	—	169,000	87,500	39,900	—	127,400
Birgit Grube	50,000	34,500	—	84,500	50,000	22,800	—	72,800
Heinz Hawreliuk(2)	75,000	51,750	—	126,750	75,000	34,200	—	109,200
Berthold Huber	50,000	34,500	—	84,500	50,000	22,800	—	72,800
Prof. Dr. Walter Kröll	50,000	34,500	—	84,500	50,000	22,800	—	72,800
Wolfgang Müller	50,000	34,500	—	84,500	50,000	22,800	—	72,800
Georg Nassauer	50,000	34,500	—	84,500	50,000	22,800	—	72,800
Thomas Rackow(3)	37,500	25,875	—	63,375	—	—	—	—
Dr. Albrecht Schmidt	50,000	34,500	—	84,500	50,000	22,800	—	72,800
Dr. Henning Schulte-Noelle(2)	75,000	51,750	—	126,750	75,000	34,200	—	109,200
Peter von Siemens	50,000	34,500	—	84,500	50,000	22,800	—	72,800
Jerry I. Speyer	50,000	34,500	—	84,500	50,000	22,800	—	72,800
Lord Iain Vallance of Tummel	50,000	34,500	—	84,500	50,000	22,800	—	72,800
Klaus Wigand(3)	16,667	11,500	—	28,167	50,000	22,800	—	72,800

Total	1,254,167	865,375	—	2,119,542	1,264,583	576,650	—	1,841,233

(1)	Prof. Dr. Heinrich v. Pierer, former CEO and President of the Managing Board of Siemens AG, succeeded Dr. Karl-Hermann Baumann as Chairman of the Supervisory Board, effective January 27, 2005.

(2)	Each of Prof. Dr. Heinrich v. Pierer as Chairman of the Supervisory Board and a member of the Audit Committee; Dr. Josef Ackermann as Deputy Chairman of the Supervisory Board; Dr. Gerhard Cromme as Chairman of the Audit Committee; Ralf Heckmann as Deputy Chairman of the Supervisory Board and a member of the Audit Committee; and Heinz Hawreliuk and Dr. Henning Schulte-Noelle as members of the Audit Committee, received higher fixed and variable compensation. For his period of office on the Supervisory Board, Dr. Karl-Hermann Baumann, as former Chairman of the Supervisory Board and the Audit Committee, also received higher compensation on a pro-rata basis in the prior year. The same applies to Dr. Josef Ackermann as a former member of the Audit Committee.

(3)	Thomas Rackow, formerly a substitute member of the Supervisory Board of Siemens AG, became a member of the Supervisory Board as a successor to Klaus Wigand with effect from January 26, 2006.
     An existing agreement with Peter von Siemens was renewed after the Annual Shareholders’ Meeting 2003 with unchanged terms and conditions under which he, as a member of the founder’s family, is entitled to reimbursement of expenses and the provision of a company car and office with secretarial services for representing the Company at official events in Germany and abroad, as well as in various associations.
      No loans from the Company are provided to members of the Supervisory Board.

Other
      The members of the governing bodies of Siemens and all board members of its domestic and foreign subsidiaries are indemnified by Siemens or its subsidiaries against third-party liability claims to the extent permitted by law. For this purpose, the Company provides a group insurance policy for board and committee members and employees of the Siemens organization which is taken out for one year and renewed annually. The insurance covers the personal liability of the insured in the case of a financial loss associated with employment functions. In such a case, the Company may, with effect from October 1, 2005, hold members of the Managing Board liable for such loss up to an amount equivalent to 20 percent of the fixed salary. In the same way, each member of the Supervisory Board has individually agreed to be held liable up to an amount equivalent to 20 percent of the fixed compensation component (i.e. a deductible within the meaning of Section 3.8, paragraph 2, of the German Corporate Governance Code).
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
      Under the 2001 Stock Option Plan, the Supervisory Board decides annually after the end of each fiscal year how many options to grant to the members of the Managing Board and the Managing Board decides annually how many options to grant to members of the top managements of domestic and foreign subsidiaries and eligible employees. As of November 14, 2006, we had outstanding options exercisable for 26,278,058 shares under our option plans. Options to members of the top managements of domestic and foreign subsidiaries and eligible employees may be granted within 30 days after publication of quarterly, half-year or yearly results. Options to Managing Board members may be granted only once a year after publication of the yearly results.
      Both the Supervisory Board and the Managing Board decided not to grant any stock options in fiscal 2007. The following table sets forth information as to the options we issued to members of our Managing Board during fiscal 2007, 2006 and 2005:

	With respect to	With respect to	With respect to
	options granted in	options granted in	options granted in
	fiscal 2007	fiscal 2006	fiscal 2005

Number of options granted	—	315,495	296,270
Exercise price	—	€74.59	€72.54
Expiration date	—	November 18, 2010	November 19, 2009
      For further details, including the number of stock options granted to the individual members of our Managing Board and their fair value, see “—Compensation.”
      The 2001 Stock Option Plan replaced our 1999 Stock Option Plan. The exercise price for options issued under the 1999 Plan is equal to the average market price of the Siemens stock during the five trading days preceding the day of grant of the options. Holders of options under the 1999 Plan may exercise them during fixed time periods after the publication of our quarterly, half-year or yearly results within a five-year period following a holding period of two years. In addition, these options may be exercised only if the trading price of our shares on the Frankfurt Stock Exchange has reached an exercise threshold, which is based on the Dow Jones Stoxx-Index, at least once during the five-year term of the options. However, options may only be exercised if the threshold has been reached within the six-week period prior to the exercise date. For further information about the terms of these options and the related compensation expenses, see “Notes to Consolidated Financial Statements.”
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
      Stock awards cannot be transferred, sold, pledged or otherwise encumbered. They can be inherited only by spouses or— in absence of a spouse— by children of the grantee. Stock awards are not entitled to dividends issued during the waiting period.
      The Supervisory Board decides annually after the end of each fiscal year, how many stock awards to grant to the members of the Managing Board and the Managing Board decides annually, how many stock awards to grant to members of the top managements of domestic and foreign subsidiaries and eligible employees. Stock awards may be granted only once a year within 30 days after publication of the yearly results.
      On November 7, 2006, the Supervisory Board decided to grant 37,302 stock awards to members of our Managing Board with a grant date of November 10, 2006. On November 8, 2006, the Managing Board decided to grant 1,195,591 stock awards to members of the top managements of domestic and foreign subsidiaries and other eligible employees of the Company with a grant date of November 10, 2006.
      The fair value of the stock awards is recorded at the market price of the Siemens share on the grant date less the present value of dividends expected during the waiting period. The following table sets forth information as to the stock awards we granted during fiscal 2007, 2006 and 2005:

	With respect to	With respect to	With respect to
	stock awards granted in	stock awards granted in	stock awards granted in
	fiscal 2007	fiscal 2006	fiscal 2005

Number of stock awards granted	1,232,893	1,076,860	1,152,508
Value per stock award at grant date	€67.70	€57.28	€55.63
Total value of stock awards granted	€83.5 million	€61.7 million	€64.1 million
      Starting fiscal 2006, the members of the Corporate Executive Committee of the Managing Board no longer receive one-half of their long-term bonus as deferred income in the form of stock awards. For further details, including the number of awards granted to the individual members of our Managing Board and their fair value, see “—Compensation.”
      Stock awards may be settled in newly issued shares of common stock of Siemens AG from authorized capital which may be reserved for this purpose, in treasury stock or in cash. The settlement method will be determined subsequently by the Managing Board and the Supervisory Board.

Share ownership
       As of October 13, 2006, the Managing Board members serving on the board during the fiscal year held a total of 1,016,819 Siemens shares and stock options on Siemens shares (exercisable within sixty days), representing 0.114 percent of the capital stock of Siemens AG. As of the same day, members of the Supervisory Board serving on the board during the fiscal year held a total of 174,444 Siemens shares and stock options on Siemens shares (exercisable within sixty days), representing 0.020 percent of the capital stock of Siemens AG. These figures do not include 10,607,390 shares, or 1.19 percent of the capital stock, that are held by the von Siemens-Vermögensverwaltung GmbH (vSV)—a German limited liability entity that functions much like a trust—and 39,144,979 shares, or some 4.39 percent of the capital stock, over which the vSV has voting control under a power of attorney. Mr. Peter von Siemens is authorized to vote these shares as a representative of the founder’s family. The vSV is described in more detail under Item 7: “Major Shareholders and Related Party Transactions—Major Shareholders.”
      Pursuant to § 15a of the German Securities Trading Act (WpHG), members of the Managing and Supervisory Boards are required to disclose purchases or sales of shares of Siemens AG or financial instruments based on such shares if the total amount of transactions of a board member and any closely associated person is at least €5,000 during any calendar year.

      The following transactions were executed in fiscal 2006 and reported to Siemens:

		Function/
		Status at
Trading		Time of		WKN/		Number of	Price
Day	Name	Transaction	Security	ISIN	Trade	Securities	in €	Comment

11/18/2005	Thomas Ganswindt	Managing Board Member	Siemens Share	7236101	Sale	20,000	64.99	Sale in the context of the Siemens Stock Option Plan 2001
11/25/2005	Claus Weyrich	Managing Board Member	Siemens Share	7236101	Sale	10,500	65.01	Sale in the context of the Siemens Stock Option Plan 1999
11/25/2005	Claus Weyrich	Managing Board Member	Siemens Share	7236101	Sale	10,000	65.01	Sale in the context of the Siemens Stock Option Plan 2001
12/07/2005	Jürgen Radomski	Managing Board Member	Siemens Share	7236101	Sale	11,250	66.47	Sale in the context of the Siemens Stock Option Plan 1999
12/16/2005	Klaus Wigand	Supervisory Board Member	Siemens Share	7236101	Sale	200	70.44	Regular Sale of Siemens Shares
02/01/2006	Heinz- Joachim Neubürger	Managing Board Member	Siemens Share	7236101	Sale	30,000	75.40	Sale in the context of the Siemens Stock Option Plan 2001
02/02/2006	Heinrich v. Pierer	Chairman of the Supervisory Board	Siemens Share	7236101	Sale	17,250	73.96	Sale in the context of the Siemens Stock Option Plan 1999
02/14/2006	Klaus Wucherer	Managing Board Member	Siemens Share	7236101	Sale	11,250	75.15	Sale in the context of the Siemens Stock Option Plan 1999
09/13/2006	Edward G. Krubasik	Managing Board Member	Siemens Share	7236101	Sale	17,250	67.15	Sale in the context of the Siemens Stock Option Plan 1999
09/15/2006	Erich R. Reinhardt	Managing Board Member	Siemens Share	7236101	Sale	8,775	67.42	Sale in the context of the Siemens Stock Option Plan 1999
09/15/2006	Klaus Kleinfeld	President of Managing Board	Siemens Share	7236101	Sale	3,900	67.42	Sale in the context of the Siemens Stock Option Plan 1999
09/15/2006	Uriel J. Sharef	Managing Board Member	Siemens Share	7236101	Sale	7,875	67.42	Sale in the context of the Siemens Stock Option Plan 1999
      These transactions were duly published on the Company’s Internet website at www.siemens.com/directors-dealings.
ITEM 7:                         MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
Major Shareholders
       The vSV holds approximately 1.2 % of our outstanding shares in trust for, and, in addition, has a power of attorney allowing it to vote approximately 4.4 % of our outstanding shares on behalf of members of the Siemens family and family-sponsored foundations. To the extent these shares are voted on behalf of members of the

Siemens family or family-sponsored foundations, these shares are voted together by the vSV. The vSV exercises its voting power in respect of these shares upon approval by the chairman of its shareholders’ meeting. As a result, the chairman has voting power over these Siemens shares. The current chairman is Mr. Peter von Siemens, who is also a member of our Supervisory Board. To our knowledge and based on public filings, there is no other single person that may be considered a beneficial owner of 5% or more of our outstanding shares.
      As of October 27, 2006, we had approximately 787,000 shareholders. Approximately 64,000 were U.S. holders, of which approximately 360 were registered holders. Based on our share register, U.S. holders held approximately 11.5 % of our ordinary shares as of September 30, 2006.
Related Party Transactions
       As reflected in the information in the tables above under Item 6: “Directors, Senior Management and Employees—Management—Supervisory Board” and “—Managing Board”, some of our board members hold, or in the last year have held, positions of significant responsibility with other entities. We have relationships with almost all of these entities in the ordinary course of our business whereby we buy and sell a wide variety of products and services on arm’s length terms. Dr. Josef Ackermann is the Chairman of the Management Board of Deutsche Bank AG. Our transactions with Deutsche Bank AG are conducted on arm’s length basis and include securities underwriting, other investment banking services, and credit, money market and foreign exchange business.
      During the last fiscal year, there were no loans outstanding to members of our management.
      We have a number of significant joint ventures and other equity investments in large companies. We have relationships with many of these entities in the ordinary course of business whereby we buy and sell a wide variety of products and services on arm’s length terms. Our most significant joint ventures are BSH Bosch und Siemens Hausgeräte, Fujitsu Siemens Computers and Areva NP.
      During fiscal 2006, SBS sold its Product Related Services (PRS) business to Fujitsu Siemens Computers (Holding) BV on arm’s length terms. For further information with respect to PRS, see “Notes to Consolidated Financial Statements.”
ITEM 8:                         FINANCIAL INFORMATION
       Information required by this Item is incorporated by reference to Item 4: “Information on the Company—Legal Proceedings,” Item 5: “Operating and Financial Review and Prospects” and Item 18: “Financial Statements.”
ITEM 9:                         THE OFFER AND LISTING
Trading Markets
       The principal trading market for our shares is the Frankfurt Stock Exchange. Our shares are also traded on the other German stock exchanges in Berlin, Düsseldorf, Hamburg, Hanover, Munich and Stuttgart and on the London Stock Exchange, the Swiss Stock Exchange in Zurich and the MTA International in Milan. The ADRs of Siemens AG, each evidencing one ADS, which represents one share, trade on the New York Stock Exchange under the symbol “SI.”
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

	Price per
	ordinary share		DAX		Average
					daily trading
	High	Low	High	Low	volume(1)

					(millions of
	(€)				shares)
Annual highs and lows
2002	78.52	32.05	5,462.6	2,597.9	6.226
2003	64.85	32.55	3,965.2	2,203.0	6.274
2004	68.30	53.40	4,261.8	3,647.0	4.783
2005	73.78	56.20	5,458.6	4,178.1	4.728
2006	79.77	61.37	6,476.1	5,292.1	5.321
Quarterly highs and lows
2004
First quarter	68.30	57.30	4,151.8	3,726.1	5.426
Second quarter	65.05	54.95	4,134.1	3,754.4	4.885
Third quarter	61.06	53.40	4,035.0	3,647.0	4.564
Fourth quarter	62.54	57.50	4,261.8	3,854.4	4.266
2005
First quarter	63.60	59.08	4,428.1	4,201.8	4.697
Second quarter	63.20	56.20	4,627.5	4,178.1	4.625
Third quarter	66.18	60.28	5,048.7	4,530.2	4.760
Fourth quarter	73.78	60.08	5,458.6	4,806.1	4.829
2006
First quarter	79.25	70.00	5,984.2	5,334.3	4.940
Second quarter	79.77	61.37	6,140.7	5,292.1	6.600
Third quarter	68.80	61.90	6,004.3	5,396.9	4.558
Fourth quarter	76.27	66.91	6,476.1	5,992.2	5.283
Monthly highs and lows
2006
June	68.50	61.37	5,707.6	5,292.1	7.415
July	68.57	62.51	5,729.0	5,396.9	4.999
August	66.63	61.90	5,867.5	5,596.7	4.437
September	68.80	65.53	6,004.3	5,773.7	4.137
October	71.55	66.91	6,284.2	5,992.2	4.841
November	76.27	69.65	6,476.1	6,223.3	5.745

(1)	Data from Datastream International.
     On December 1, 2006, the closing sale price per Siemens AG ordinary share on Xetra was €70.89, which was equivalent to $93.89 per ordinary share, translated at the noon buying rate for euros on such date.
Trading on the New York Stock Exchange
       Official trading of Siemens AG ADSs on the New York Stock Exchange (NYSE) commenced on March 12, 2001. Siemens AG ADRs trade under the symbol “SI.”

      The following table sets forth, for the calendar periods indicated, the high and low closing sales prices per Siemens AG ADR as reported on the NYSE Composite Tape:

	Price per ADS

	High	Low

	($)
Annual highs and lows
2002	70.45	30.85
2003	79.98	36.61
2004	87.50	65.48
2005	87.02	71.73
2006	98.76	76.66
Quarterly highs and lows
2004
First quarter	87.50	69.75
Second quarter	77.35	65.71
Third quarter	75.66	65.48
Fourth quarter	85.00	72.48
2005
First quarter	84.67	77.19
Second quarter	80.40	71.73
Third quarter	80.00	72.55
Fourth quarter	87.02	72.50
2006
First quarter	94.05	84.23
Second quarter	98.76	76.66
Third quarter	87.64	78.80
Fourth quarter	98.04	83.98
Monthly highs and lows
2006
June	86.95	76.66
July	87.64	78.80
August	85.54	79.39
September	87.37	83.49
October	91.15	83.98
November	98.04	89.12
      On December 1, 2006, the closing sales price per Siemens AG ADS on the New York Stock Exchange as reported on the NYSE Composite Tape was $94.81.
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
Corporate Governance
       In keeping with its traditions, Siemens places a high priority on corporate governance. Siemens complies with the recommendations of the German Corporate Governance Code (Code), which was first issued in 2002 and later expanded in May 2003, in June 2005 and in June 2006, in all but one respect: no individual disclosure of the annual allocation to accrued pension liabilities or pension funds for members of the Managing Board in the case of pension plans. Since disclosure of pension awards to members of the Managing Board is statutorily required only by the next annual report, the isolated disclosure of the individual allocation to accrued pension liabilities or pension funds in the case of pension plans does not appear to be appropriate.
      The Managing Board and the Supervisory Board of Siemens, respectively, discussed compliance with the recommendations of the Code, in particular with regard to the amendments of June 12, 2006. Based on these deliberations, the Boards approved the Declaration of Conformity (with the Code) which is set forth below, posted on our website and updated as necessary. Siemens voluntarily complies with the Code’s non-obligatory suggestions, with only minor exceptions.
      Our listing on the New York Stock Exchange (NYSE) subjects us to certain U.S. capital market laws (including the Sarbanes-Oxley Act (SOA)) and regulations of the U.S. Securities and Exchange Commission (SEC) and rules of the NYSE. To facilitate our compliance with the SOA, we have, among other things, established a Disclosure Committee (comprised of nine central department heads) that is responsible for reviewing certain financial and non-financial information and advising the Managing Board in its decision-making about disclosure. We have also introduced procedures that require our Group and subsidiary managements to certify various matters, providing a basis on which our CEO and CFO certify our financial statements to the SEC. Consistent with the SOA, Siemens has also implemented procedures for handling accounting complaints and a Code of Ethics for Financial Matters.
Management and Control Structure—The Supervisory Board
      As a German stock corporation, Siemens is subject to German corporate law and has a two-tier management and oversight structure, consisting of a 10 - member Managing Board and a 20 - member Supervisory Board. The German Codetermination Act (Mitbestimmungsgesetz) requires that the Company’s shareholders and its employees each select one-half of the Supervisory Board’s members.
      According to the Bylaws for the Supervisory Board, the shareholder representatives must be independent. Some Supervisory Board members hold, or held in the past year, high-ranking positions at other companies; nevertheless, our sales and purchases of products and/or services to or from such companies are transacted on an arm’s length basis. We believe that these dealings do not compromise the independence of the associated Supervisory Board members.
      The Supervisory Board oversees and advises the Managing Board in its management of Company business. At regular intervals, it discusses business development, planning, strategy and implementation. It also discusses Siemens’ quarterly reports and approves the annual, stand-alone financial statements of Siemens AG, as well as the Consolidated Financial Statements of Siemens, taking into account both the audit reports provided by the independent auditors and the results of the review conducted by the Audit Committee. In addition, the Supervisory Board appoints the members of the Managing Board and allocates members’ individual duties. Important Managing Board decisions – such as major acquisitions, divestments and financial measures – require Supervisory Board approval.
      The Supervisory Board’s Bylaws establish four committees, whose duties, responsibilities and procedures fulfill the requirements of the Code, reflect applicable SOA requirements and incorporate applicable NYSE rules, as well as certain NYSE rules not mandatorily applicable to Siemens AG.

      The Chairman’s Committee performs the collective tasks of a nominating, compensation and corporate governance committee. In particular, it makes proposals regarding the appointment of Managing Board members and establishes guidelines for the conditions of employment and for the structure and level of the remuneration of Managing Board members.
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
      The Mediation Committee submits proposals to the Supervisory Board in the event that the Supervisory Board cannot reach the two-thirds majority required to appoint a Managing Board member. The Ownership Rights Committee is responsible for decisions regarding the exercise of Siemens’ shareholder rights in subsidiaries subject to the German Codetermination Act.
The Managing Board
      The Managing Board, as the Company’s top management body, is obligated to promote the interests of the Company at all times and to drive sustainable growth in company value. Its eight-member Corporate Executive Committee cooperates with the President and CEO to define overall Company policies and is also responsible for determining the Company’s strategic orientation, planning and finalizing the Company’s budget, allocating resources, and monitoring the executive management of each Group. The Managing Board also prepares the Company’s quarterly reports, the annual, stand-alone financial statements of Siemens AG and the Consolidated Financial Statements of Siemens. The Managing Board cooperates closely with the Supervisory Board, informing it regularly, promptly and fully on all issues related to Company strategy and strategy implementation, planning, business development, financial position, earnings and risks.
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
      Among other things, the Annual Shareholders’ Meeting decides on the appropriation of net income, ratification of the acts of the Managing and Supervisory Boards, and the appointment of the independent auditors. Amendments to the Articles of Association and measures which change the Company’s capital stock are approved exclusively at the Annual Shareholders’ Meeting and are implemented by the Managing Board. Shareholders may submit counter-proposals to the proposals of the Managing and Supervisory Boards and may contest decisions of the Annual Shareholders’ Meeting. Shareholders owning Siemens stock with an aggregate notional value of €100,000 or more may also demand the appointment of special auditors to examine specific occurrences.
      As part of our investor relations activities, the CEO, the CFO and individual members of the Groups’ executive managements meet regularly with analysts and institutional investors. We hold a conference for analysts once a year, as well as telephone conferences with analysts upon the publication of our quarterly results.
Business Conduct Guidelines and Code of Ethics
      The Managing Board has established Business Conduct Guidelines that contain rules regarding compliance with applicable laws, conflicts of interest, the use of Company assets and facilities, and insider trading. The Guidelines also specify procedures for dealing with complaints. These rules are binding for all Siemens employees and the Managing Board. The members of the Supervisory Board shall comply with them where applicable.
      A compliance officer, who reports to the Audit Committee, processes all complaints, including those submitted anonymously. In accordance with the requirements of the SOA, procedures for handling potential complaints related to accounting practices, and procedures for handling relevant complaints from specific attorneys (internal and external) have also been implemented. In addition to the internal procedures for reporting and handling complaints, an external attorney has been engaged recently to act as an independent “ombudsman” and to provide a new protected communication channel for Siemens employees and third parties. Furthermore, the Managing Board and the Supervisory Board have implemented a Code of Ethics for Financial Matters, as required by the SOA rules. Both the Business Conduct Guidelines and the Code of Ethics for Financial Matters are available on our website.
      Corporate Governance Guidelines—Our Articles of Association, the Bylaws for the Supervisory Board and those of its committees, the Bylaws for the Managing Board, all declarations of conformity, the report on our fulfillment of the requirements of the Code, and various other documents pertaining to our corporate governance may be found on our Internet website at www.siemens.com/corporate governance.
      For details of the compensation of our members of the Managing Board and the Supervisory Board please refer to Item 6: “Directors, Senior Management and Employees—Compensation.”
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
      As a company incorporated in Germany, Siemens AG has to comply with the German law applicable to stock corporations (primarily the German Stock Corporation Act) and the Codetermination Act and follows the recommendations of the German Corporate Governance Code. Furthermore, Siemens complies with applicable rules and regulations of those markets on which its securities are listed, such as the NYSE, and also voluntarily complies with many of the NYSE requirements that by their terms apply only to U.S. domestic issuers. For additional information on our corporate governance, please refer to Item 6: “Directors, Senior Management and Employees” and to the other subsections of this Item 10.

      The significant differences between our governance practices and those of U.S. domestic NYSE issuers are as follows:
      Two-Tier Board—The German Stock Corporation Act requires Siemens AG to have a two-tier board structure consisting of a Managing Board and a Supervisory Board. The two-tier system provides a strict separation of management and supervision. Roles and responsibilities of each of the two boards are clearly defined by law. The composition of the Supervisory Board is determined in accordance with the Codetermination Act, which requires that one-half of the required 20 Supervisory Board members must be elected by our domestic employees. In the event of a tie vote at the Supervisory Board, the Chairman of the Supervisory Board is entitled to cast a deciding vote.
      Independence—In contrast to the NYSE Standards, which require the board to affirmatively determine the independence of the individual directors with reference to specific tests of independence, German law does not require the Supervisory Board to make such affirmative findings on an individual basis. At the same time, the Bylaws for Siemens’ Supervisory Board contain several provisions to help ensure the independence of the Supervisory Board’s advice and supervision. Furthermore, the members of the Supervisory and Managing Boards are strictly independent from one another; a member of one board is legally prohibited from being concurrently active on the other. Supervisory Board members have independent decision making authority and are legally prohibited from following the direction or instruction of any affiliated party. Moreover, Supervisory Board members may not enter into advisory, service or certain other contracts with Siemens, unless approved by the Supervisory Board.
      Committees—In contrast to the NYSE Standards, which require the creation of several specified board committees, composed of independent directors and operating pursuant to written charters that set forth their tasks and responsibilities, the Supervisory Board of Siemens AG has combined the functions of a nominating, compensation and corporate governance committee in the Chairman’s Committee. Both the Audit Committee and the Chairman’s Committee have written bylaws—adopted by the Supervisory Board based on the NYSE Standards—addressing their respective purposes and responsibilities.
      The Audit Committee of Siemens AG is subject to the standards of the SOA and the Securities Exchange Act of 1934, as applicable to a foreign private issuer, and performs functions similar to those of an audit committee subject to the full NYSE Standards. Nevertheless, German law precludes certain responsibilities from being delegated to a committee, such as the selection of the independent auditors, who are required by German law to be elected at the shareholders’ meeting.
      Siemens AG also has an Ownership Rights Committee and a Mediation Committee, the latter of which is required by German law. Neither is required under the NYSE Standards.
      Shareholder Approval of Equity Compensation Plans; Stock Repurchases—The NYSE Standards generally require U.S. domestic companies listed on the NYSE to obtain shareholder approval of all equity compensation plans (including stock option plans) and any material revisions to them. Similarly, our adoption of stock option plans and any material revisions thereto require the approval by our shareholders in so far as the issuance of shares and/or stock options under authorized or contingent capital authorizations requires shareholder approval (which approval requires consideration of the key elements of the applicable option plan or relevant modifications). The 2001 Siemens Stock Option Plan, for example, was approved in 2001 by our shareholders. This approval expires in December 2006 (five years after the first grant of options under this authorization). Similarly, under German law, share buy-backs generally require the prior authorization by shareholders. Such approval was provided at our January 26, 2006 Annual Shareholders’ Meeting, and this matter will generally be voted upon annually.

Declaration of Conformity with the Code
      On December 6 and December 11, 2006, respectively, the Managing Board and the Supervisory Board approved the following Declaration of Conformity pursuant to § 161 of the German Stock Corporation Act:
      Siemens AG fully complies and will continue to comply with the recommendations of the German Corporate Governance Code (Code) in the version of June 12, 2006 with one exception (no individual disclosure of the annual allocation to accrued pension liabilities or pension funds for members of the Managing Board in the case of pension plans, section 4.2.5 para. 2, 2nd sentence of the Code). Since making its last Declaration of Conformity dated November 9, 2005, Siemens AG has fully complied with the recommendations of the Code in the version of June 2, 2005.
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
      Our Articles of Association authorize us to engage in business of any kind and to take any and all measures related to or which are directly or indirectly useful in promoting our objects. We may also operate both domestic and foreign factories, establish branch offices, found, acquire, consolidate with, or participate in other companies, conclude or participate in other management contracts, and enter into joint ventures.
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
      Under German law and our Articles of Association, we must publish notices of shareholders’ meetings in the Federal Gazette at least 30 days prior to the deadline set by the notice in which we ask our shareholders to notify us that they intend to attend the meeting. In this respect, we take advantage of provisions in German law that allow the Internet to be used as a means to communicate with shareholders.
      In order to be entitled to participate and vote at the meeting, a shareholder must be registered in the share register on the meeting date, and must also have notified us in writing or electronically that he or she wishes to attend the meeting no later than six full days before the meeting date, or such lesser period as the Managing Board may specify.
      At our shareholders’ meetings, each share carries one vote. In certain cases, a shareholder can be prevented from exercising his or her voting rights. This rule applies, for example, if we discharge one of our shareholders from liability or assert claims against one of our shareholders. Resolutions are generally passed with a simple majority of the votes cast at the meeting. Resolutions that require a capital majority are passed with a simple majority of the issued capital present at the meeting, unless statutory law or our Articles of Association require otherwise. Under the German Stock Corporation Act, a number of significant resolutions must be passed by a vote of at least 75% of the share capital present at the meeting. This 75% majority requirement applies, among others, to the following matters:

•	amendments of our Articles of Association (except amendments that would impose an additional duty upon our shareholders or change certain rights and obligations attaching to our shares, which in addition require the approval of all shareholders concerned);

•	capital increases and decreases;

•	exclusion of preemptive rights in connection with a capital increase;

•	the creation of authorized capital or conditional capital or the issue of convertible bonds and bonds with warrants attached;

•	the dissolution of our Company;

•	merger or consolidation of our Company with another stock corporation or certain other corporate transformations;

•	transfer of all or virtually all of our assets; and

•	the approval of any direct control, profit and loss pooling or similar intercompany agreements.
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
      The German Stock Corporation Act generally limits share repurchases to 10% of our share capital. In addition, any shareholders’ resolution that authorizes us to repurchase shares may not be in effect for a period of longer than 18 months. The resolution presently in effect is valid until July 25, 2007. According to this resolution, shares that are repurchased may be sold via a stock exchange; or (i) retired with the approval of the Supervisory Board; (ii) used to satisfy the Company’s obligations under the 1999 and the 2001 Siemens Stock Option Plans; (iii) offered for purchase to employees or former employees of the Company or any of its subsidiaries within the employee share purchase program or granted and transferred with a holding period of at least two years; or (iv) used to service the conversion or option rights granted by the Company or any of its subsidiaries. In addition, the Supervisory Board shall be authorized to offer repurchased shares to the members of the Managing Board of Siemens AG for purchase as stock-based compensation under the same terms and conditions as those offered to employees of the Company. Additionally, the Supervisory Board may grant and transfer such shares to members of the Managing Board as stock-based compensation with a holding period of at least two years.
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
      For statistical purposes, with certain exceptions, every corporation or individual residing in Germany must report to the German Central Bank any payment received from or made to a non-resident corporation or individual if the payment exceeds €12,500 (or the equivalent in a foreign currency). Additionally, corporations and individuals residing in Germany must report to the German Central Bank any claims of a resident against, or liabilities payable to, a non-resident corporation or individual exceeding an aggregate of €5 million (or the equivalent in a foreign currency) at the end of any calendar month. In this case all items (i.e. also items with values below €5 million) have to be reported. Resident corporations and individuals are also required to report annually to the German Central Bank any stakes of 10% or more they hold in the equity or voting power of non-resident corporations with a balance sheet total of more than €3 million. Corporations residing in Germany with a balance sheet total in excess of €3 million must report annually to the German Central Bank any stake of 10% or more in the company held by an individual or a corporation located outside Germany.
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
      For many Non-German Holders, e.g. U.S. Shareholders, the withholding tax rate is reduced under applicable income tax treaties. Under most income tax treaties to which Germany is a party, the rate of dividend withholding tax is reduced to 15%. To reduce the withholding to the applicable treaty rate of 15%, a Non-German Holder must apply for a refund of withholding taxes paid. The refund amounts to 6.1% of the declared dividend for dividend distributions withheld at the rate of 21.1%. The application for refund must be filed with the German Federal Tax Office (Bundeszentralamt für Steuern, An der Küppe 1, D-53225 Bonn, Germany; http://www.bzst.bund.de/). The relevant forms can be obtained from the German Federal Tax Office or from German embassies and consulates. Special rules apply to U.S. shareholders (see below).
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
      Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2011 with respect to the shares or ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the shares or ADSs will be treated as qualified dividends if we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2005 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2006 taxable year. However, as PFIC status is a factual matter that must be determined annually at the close of each taxable year, there can be no certainty as to our actual PFIC status in any particular year until the close of the taxable year in question.
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
Taxation of Sales or Other Taxable Dispositions
       Sales or other taxable dispositions of shares or ADSs by U.S. holders generally will give rise to capital gain or loss equal to the difference between the U.S. dollar value of the amount realized on the disposition and the U.S. holder’s U.S. dollar basis in the shares or ADSs. Any such capital gain or loss generally will be long-term capital gain or loss, subject to taxation at reduced rates for non-corporate taxpayers, if the shares were held for more than one year. The deductibility of capital losses is subject to limitations.
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
ITEM 11:              QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK
       Increasing market fluctuations may result in significant cash-flow and profit volatility risk for Siemens. Our worldwide operating business as well as our investment and financing activities are affected by changes in foreign exchange rates, interest rates and equity prices. To optimize the allocation of the financial resources across the Groups, as well as to secure an optimal return for our shareholders, we identify, analyze and proactively manage the associated financial market risks. We seek to manage and control these risks primarily through our regular operating and financing activities, and when we deem it appropriate, we use derivative instruments.
      Management of financial market risk is a key priority for Siemens’ Managing Board. As a member of this Board, the Chief Financial Officer covers the specific responsibility for this part of the overall risk management system. At the highest level, the Managing Board retains ultimate accountability. For practical business purposes, the Managing Board delegates responsibilities to central functions and to the Groups. SFS holds a minor trading portfolio which is subject to tight limits. As of September 30, 2006 it has a value-at-risk close to zero.
      Within the various methodologies to analyze and manage risk, we have implemented a system based on “sensitivity analysis.” This tool enables the risk managers to identify the risk position of the entities. Sensitivity analysis provides an approximate quantification of our exposure in the event that certain specified parameters were to be met under a specific set of assumptions. The risk estimates provided here assume:

•	a 20% decrease in equity prices of all our investments in marketable securities;

•	a simultaneous, parallel foreign exchange rates shift in which the euro appreciates against all currencies by 10%;

•	a parallel shift of 100 basis points of the interest rate yield curves in all currencies
      The potential economic impact, due to these assumptions, is based on the occurrence of adverse market conditions and reflects estimated changes resulting from our sensitivity analysis. Actual results that are included in our statement of income may differ materially from these estimates due to actual developments in the global financial market.
      At the beginning of fiscal year 2006, Siemens includes the leasing business in the risk analysis and calculation.
      Any market sensitive instruments, including equity and interest bearing securities, that our pension plans hold are not included in the following quantitative and qualitative disclosure. For additional information, see “Notes to Consolidated Financial Statements.”
Financial Market Risk Management
Equity Price Risk
      Our investment portfolio consists of direct and indirect investments in publicly traded companies held for purposes other than trading. These participations result from strategic partnerships, spin-offs, IPOs of strategic venture capital investments or compensation from M&A transactions.
      We monitor the equity investments based on their current market value and they are affected by the fluctuations in the volatile stock markets worldwide. The market value of our portfolio as of September 30, 2006 was €216 million -a reduction of - €1.625 billion compared to September 30, 2005. In 2005, this position included an 18.2% interest in Infineon, a 12.5% interest in Epcos and a 4.1% interest in Juniper Networks representing a combined value of €1.655 billion of the total investments. We sold these investments in the course of the fiscal year 2006.
      An adverse move in equity prices of 20% as of September 30, 2006 would reduce the value of these investments by €43 million, meaning that the equity price risk has decreased significantly year-over-year. As of September 30, 2005 the value would have been reduced by €368 million.
Foreign Currency Exchange Rate Risk
Transaction Risk and Currency Management
      Foreign exchange rate fluctuations may create unwanted and unpredictable earnings and cash flow volatility. Each Siemens unit conducting business with international counterparties that leads to future cash flows denominated in a currency other than its functional currency is exposed to the risk from changes in foreign exchange rates. The risk is mitigated by closing all types of business transactions (sales and procurement of products and services as well as investment and financing activities) mainly in the functional currency. In addition, the foreign currency exposure is partly balanced by purchasing of goods, commodities and services in the respective currencies as well as production activities and other contributions along the value chain in the local markets.
      Operating units are prohibited from borrowing or investing in foreign currencies on a speculative basis. Intercompany financing or investments of operating units are preferably done in their functional currency or on a hedged basis.
      We have established a foreign exchange risk management system that has an established track record for years. Each Siemens unit is responsible for recording, assessing, monitoring, reporting and hedging its foreign currency transaction exposure. The Group-wide binding guideline developed by the Corporate Finance department, provides the concept for the identification and determination of the single net currency position and commits the units to hedge it in a narrow band: at least 75% but no more than 100% of their net foreign currency exposure. In addition, the Corporate Finance department provides a framework of the organizational structure necessary for foreign currency exchange management, proposes hedging strategies and defines the hedging instruments available to the entities: forward contracts, currency put and call options and stop-loss orders. The execution of the hedging transactions in the global financial markets is done by SFS as exclusive service provider for all Siemens entities on behalf of Corporate Treasury. SFS’ central coordination and its global market expertise assure the maximum benefit from any potential off-set of divergent cash-flows in the same currency, as well as optimized transaction costs.
      We calculate foreign exchange rate sensitivity by aggregating the net foreign exchange rate exposure of the Operations, Financing and Real Estate Groups and Corporate Treasury. The values and risks disclosed here are the unhedged positions multiplied by an assumed 10% appreciation of the euro against all other currencies. At September 30, 2006, a parallel 10% negative shift of all foreign currencies would have resulted in a decline of €38 million in future cash flows compared to a decline of €35 million the year before. Such decline in euro values of future cash flows might reduce the unhedged portion of revenues but would also decrease the unhedged portion of cost of materials. Because our foreign currency inflows exceed our outflows, an appreciation of the euro against foreign currencies, would have a negative financial impact to the extent that future sales are not already hedged. Future changes in the foreign exchange rates can impact sales prices and may lead to margin changes, the extent of which is determined by the matching of foreign currency revenues and expenses. In particular, changes of U.S. dollar versus the euro could have a significant impact: Out of the €38 million cash flow reduction calculated in the sensitivity scenario above, a net decline of €26 million results from the U.S. dollar exposure.
      Siemens defines foreign currency exposure generally as balance sheet items in addition to firm commitments which are denominated in foreign currencies, as well as foreign currency denominated cash in-flows and cash out-flows from anticipated transactions for the following three months. This foreign currency exposure is determined based on the respective functional currencies of the exposed Siemens’ entity.
      The table below shows the split by major currencies of the underlying net foreign exchange transaction exposure as of September 30, 2006 compared to 2005. In some currencies Siemens has both substantial sales and costs, which have been off-set in the table:

	USD	GBP	Other

Net foreign exchange transaction exposure as a percentage of the total
September 30, 2006	82%	3%	15%
September 30, 2005	78%	12%	10%
Effects of Currency Translation
      Many of our subsidiaries are located outside the euro zone. Since our financial reporting currency is the euro, we translate the financial statements of these subsidiaries into euros so that we can include their financial results in our Consolidated Financial Statements. To consider the effects of foreign exchange translation risk in our risk management, our working assumption is that investments in our foreign-based operations are permanent and that reinvestment is continual. Whenever a divestment of a particular asset or entity is made, we incorporate the value of this transaction risk in our sensitivity analyses. Effects from currency fluctuations on the translation of net asset amounts into euro are reflected in the Siemens consolidated equity position.
Interest Rate Exposure
      Our interest rate risk exposure is mainly related to debt obligations like bonds, loans, commercial paper programs and interest bearing deposits and investments. We measure interest rate risk by using either fair value sensitivity or cash flow sensitivity depending on whether the instrument has a fixed or variable interest rate. We generate total fair value sensitivity as well as the total cash flow sensitivity by aggregating the sensitivities of the various exposures denominated in different currencies. Depending on whether we have a long or short interest position, interest rate risk can arise on increasing or decreasing market moves in the relevant yield curve.
      The fair value sensitivity calculation for fixed interest instruments shows the change in fair value, defined as present value, caused by a hypothetical 100-basis point shift in the yield curve. The first step in this calculation is to use the yield curve to discount the gross cash flows, meaning the present value of future interest and principal payments of financial instruments with fixed interest rates. A second calculation discounts the gross cash flows using a 100-basis point shift of the yield curve. In all cases, we use the generally accepted and published yield curves on the relevant balance sheet date. The fair value interest rate risk results primarily from long-term fixed rate debt obligations and interest bearing investments. Assuming a 100-basis point decrease in interest rates, this risk was €24 million at September 30, 2006, decreasing from the comparable value of €34 million at September 30, 2005 assuming a 100-basis point decrease in interest rates. We seek to limit this risk through the use of derivative instruments which allow us to hedge fair value changes by swapping fixed rates of interest into variable rates of interest.
      For variable rate instruments, the interest rate risk is monitored by using the cash flow sensitivity also assuming a 100-basis point shift of the yield curves. Such risk mainly results from hedges of fixed rate debt obligations that swap fixed rates of interest into variable rates of interest. This exposure leads to a cash flow interest rate risk of €32 million at September 30, 2006, compared to €2 million the year before, assuming a 100-basis point increase in interest rates.
      To optimize the group’s position with regard to interest income and interest expenses and to minimize the overall financial interest rate risk, Corporate Treasury performs corporate interest rate risk management together with SFS as operating service provider. Part of the interest rate risk management concept is a Corporate-wide interest overlay management to match interest periods of our hedges with intended maturities of assets and liabilities. Where it is not contrary to country-specific regulations, all Groups and affiliated companies generally obtain any required financing through Corporate Treasury in the form of loans or intercompany clearing accounts. The same concept is adopted for deposits of cash generated by the units.
      We also mitigate interest rate risk by entering into interest rate derivative instruments. For additional information see “Notes to Consolidated Financial Statements.”
ITEM 12:                          DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
       Not applicable.
ITEM 13:                          DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
       Not applicable.
ITEM 14:                          MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
       Not applicable.
ITEM 15:                          CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
       For fiscal 2006, Siemens performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures. Our disclosure controls and procedures are designed so that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported on a timely basis and accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. The evaluation was performed with the participation of our key corporate senior management, senior management of each business Group and under the supervision of our CEO, Dr. Klaus Kleinfeld, and our CFO, Joe Kaeser.
      There are inherent limitations in the effectiveness of any system of disclosure controls and procedures. These limitations include the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, any such system can only provide reasonable assurance of achieving the desired control objectives.

      Based on the foregoing, the Company’s management, including the CEO and CFO, concluded that Siemens’ disclosure controls and procedures were not effective as of September 30, 2006 to achieve their intended objectives. As further described below, we have identified a material weakness in our internal control over financial reporting, which substantially overlaps with our disclosure controls and procedures.
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
      No systems of internal control over financial reporting, including those determined to be effective, may prevent or detect all misstatements. They can provide only reasonable assurance regarding financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
      Siemens’ management assessed the effectiveness of the Company’s internal control over financial reporting as of September 30, 2006. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control—Integrated Framework.”
      We have evaluated the effectiveness of our internal control over financial reporting, including with respect to the circumstances described under Item 4: “Information on the Company— Legal Proceedings.” Certain employees of Com, including certain members of senior management of this Group, are alleged to have violated laws and our internal policies. Our ongoing internal investigation relating to these alleged violations has revealed information indicating that the implicated employees, acting individually or in collusion with others, were able to intentionally circumvent the existing internal control systems including the rules in our Business Conduct Guidelines. These Business Conduct Guidelines comprise rules regarding compliance with applicable laws, conflicts of interest, the use of Company assets and facilities, and insider trading. These rules are binding for all Siemens employees and the Managing Board. The members of the Supervisory Board shall comply with them where applicable.
      Following the guidelines stipulated by the Public Company Accounting Oversight Board, we have identified the following material weakness in our internal control over financial reporting: significant evidence of collusion at Com to misappropriate funds and abuse authority among certain members of senior management along with others who have responsibility for oversight of the financial reporting of this Group. Such collusion has allowed elements of our financial control environment to be circumvented or overridden. We must thus conclude that our internal control over financial reporting was not effective as of September 30, 2006.
      Based on our internal investigations, we have determined the financial statement effect resulting from the violation of our Business Conduct Guidelines and have adjusted the shareholder’s equity balance and consolidated statements of income as well as deferred tax assets and tax accruals, as further described in “Notes to Consolidated Financial Statements, Note 2.” We therefore believe that despite the identified material weakness, the consolidated financial statements included in this Form 20-F comply with U.S. GAAP.
      Siemens currently cannot exclude the possibility that criminal or civil sanctions may be brought against the Company itself or against certain of its employees in connection with possible violations of law. The Company’s operating activities may also be negatively affected due to penalties imposed, compensatory damages or the exclusion from public procurement contracts. To date, no charges for any such penalties or damages have been accrued as management does not yet have enough information to reasonably estimate such amounts. Furthermore, changes affecting the Company’s course of business or its compliance programs may turn out to be necessary. For more information on the possible risks related to those possible violations of law, see Item 3: “Key Information— Risk Factors.”

      The Managing Board of Siemens has initiated the following immediate actions to address the issues identified above:

•	The Managing Board has engaged an external attorney to act as an independent “ombudsman” and to provide a protected communication channel for Siemens employees and third parties.

•	In cases where suspicions of illegal behavior have been substantiated, the involved employees will immediately be suspended.

•	The Company’s audit and compliance departments and an internal task force have been instructed to continue their internal investigation activities and the examination of our compliance and internal control system for gaps and any possibilities of circumvention.
      The Managing Board and the Audit Committee of Siemens will engage an independent compliance advisor in order to consult the Managing Board and the Audit Committee with regard to the future structure of the compliance organization, the execution of compliance reviews, the review of related guidelines and controls including potential improvement measures, and the respective communication and training. The independent compliance advisor will also provide periodic status reports to the Audit Committee.
Furthermore, the Audit Committee of Siemens will conduct a companywide investigation and engage an independent external law firm which will mandate the involvement of a forensic accounting firm.
      KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft (“KPMG”), an independent registered public accounting firm, has issued an attestation report concurring with management’s assessment that internal control over financial reporting was not effective, and an adverse opinion on the effectiveness of internal control over financial reporting, as of September 30, 2006 (see below).
Attestation Report of the Registered Public Accounting Firm
       We have audited management’s assessment, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting, that Siemens AG did not maintain effective internal control over financial reporting as of September 30, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Siemens AG’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.
      We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
      A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
      Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
      A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.
      The following material weakness has been identified and included in management’s assessment: significant evidence of collusion at the Siemens business Group Com to misappropriate funds and abuse authority among certain members of senior management along with others who have responsibility for oversight of the financial reporting of this business Group. This has led to the conclusion that elements of Siemens AG’s control environment have been circumvented or overridden, and thus internal control over financial reporting was not effective. The financial statement impact of this material weakness has been reflected in Siemens AG’s consolidated financial statements as of September 30, 2006 and 2005 and for each of the years in the three-period ended September 30, 2006 as described in the “Notes to the Consolidated Financial Statements, Note 2 and Note 32.” We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Siemens AG and subsidiaries as of September 30, 2006 and 2005, and the related consolidated statements of income, cash flows, and changes in shareholders’ equity for each of the years in the three-year period ended September 30, 2006. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2006 consolidated financial statements, and this report does not affect our report dated December 6, 2006, which expressed an unqualified opinion on those consolidated financial statements.
      In our opinion, management’s assessment that Siemens AG did not maintain effective internal control over financial reporting as of September 30, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by COSO. Also in our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, Siemens AG has not maintained, in all material respects, effective internal control over financial reporting as of September 30, 2006, based on criteria established in Internal Control—Integrated Framework issued by COSO.
      We do not express an opinion or any other form of assurance on management’s statements referring to corrective actions initiated or to be initiated by the Managing Board and Audit Committee of Siemens AG after September 30, 2006, relative to the aforementioned material weakness in internal control over financial reporting.

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft
Munich, Germany
December 6, 2006

Changes in Internal Control Over Financial Reporting
       There have been no changes in the Company’s internal control over financial reporting that occurred during fiscal 2006, which have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. Changes are being made in fiscal 2007, please see above.
ITEM 16A:                           AUDIT COMMITTEE FINANCIAL EXPERT
       Our Supervisory Board has determined that three members of the Company’s Audit Committee, Prof. Dr. Heinrich v. Pierer, Dr. Gerhard Cromme and Dr. Henning Schulte–Noelle are financial experts. Prof. Dr. v. Pierer, Dr. Cromme and Dr. Schulte–Noelle are independent, as that term is defined in Rule 10A-3 under the Securities Exchange Act for purposes of the listing standards of the New York Stock Exchange that are applicable to Siemens.
ITEM 16B:                           CODE OF ETHICS
       The Company has adopted a Code of Ethics for Financial Matters that applies to the Chief Executive Officer, the Chief Financial Officer and the Head of its Financial Reporting and Controlling Department, as well as to all of the Company’s employees performing similar functions in and outside Germany and to all other senior financial personnel. The code of ethics for financial matters is available on the Company’s website at “www.siemens.com/corporate     governance.”
ITEM 16C:                           PRINCIPAL ACCOUNTANT FEES AND SERVICES
       Fees related to professional services rendered by the Company’s principal accountant, KPMG, for the fiscal years 2006 and 2005 were as follows:

	Year ended
	September 30,

Type of Fees	2006	2005

	(€ in millions)
Audit Fees	55.0	56.6
Audit-Related Fees	17.1	13.5
Tax Fees	5.1	4.3
All Other Fees	10.3	0.4

Total	87.5	74.8

      In the above table, “audit fees” are the aggregate KPMG fees for professional services in connection with the audit of the Company’s annual consolidated financial statements and their attestation and report concerning internal control over financial reporting, opening balance sheet audits, reviews of interim financial statements, as well as audits of statutory financial statements of Siemens AG and its subsidiaries. Also included in “audit fees” are amounts for attestation services in relation to regulatory filings and other compliance requirements. “Audit-related fees” are fees for due diligence engagements related to acquisitions or divestments, accounting advice on actual or contemplated transactions, attestation regarding compliance with certain agreements, employee benefit plan audits, support in the introduction and review of new or revised accounting guidelines and requirements, SAS 70 reports, IT system audits that are not part of the annual audit, training regarding accounting-related topics and other agreed-upon procedures that are reasonably related to the performance of the audit or review of the Company’s financial statements. “Tax fees” are fees for tax advice, tax compliance, expatriate employee tax services and transfer pricing studies. “All other fees” are fees for assistance with a program to assess the management information processes, assistance with carve-out activities and forensic services.

Audit Committee Pre-Approval Policies
       In accordance with German law, Siemens’ independent auditors are appointed at the Annual Shareholders’ Meeting based on a recommendation of our Supervisory Board. The Audit Committee of the Supervisory Board prepares the board’s recommendation on the selection of the independent auditors. Subsequent to the auditors’ appointment, the Audit Committee awards the contract and in its sole authority approves the terms and scope of the audit and all audit engagement fees, as well as monitors the auditors’ independence. On January 26, 2006, at the Annual Shareholders’ Meeting KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft was appointed to serve as the Company’s independent auditors for the 2006 fiscal year.
      In order to assure the integrity of independent audits, Siemens’ Audit Committee established a policy to approve all audit and permissible non-audit services provided by our independent auditors prior to the auditors’ engagement. As part of this approval process, the Audit Committee adopted pre-approval policies and procedures pursuant to which the Audit Committee annually pre-approves certain types of services to be performed by Siemens’ independent auditors. Under the policies, the Company’s independent auditors are not allowed to perform any non-audit services which may impair the auditors’ independence under the rules of the U.S. Securities and Exchange Commission and the Public Company Accounting Oversight Board. Furthermore, the Audit Committee has agreed to the total amount for non-audit services of €32.5 million for the 2006 fiscal year.
      In fiscal 2006, the Audit Committee has pre-approved the performance by KPMG of the following audit and permitted non-audit services:
Audit Services

•	Annual audit of Siemens’ Consolidated Financial Statements and of internal control over financial reporting

•	Quarterly review of Siemens’ interim financial statements

•	Statutory audits of financial statements of Siemens AG and of its subsidiaries under the rules of their respective countries

•	Attestation of regulatory filing and other compliance requirements, including regulatory advice

•	Opening balance sheet audits in connection with acquisitions including audits with regard to the allocation of purchase prices
Audit-Related Services

•	Accounting advice relating to actual or contemplated transactions or events

•	Support in the introduction and review of new or revised accounting guidelines or requirements

•	Due diligence relating to actual or contemplated acquisitions and carve-outs, including consultation in accounting matters and post-closing audits

•	Attestation of compliance with provisions or calculations required by agreements

•	Employee benefit plan audits

•	SAS 70 reports

•	IT system audits that are not part of the annual audit

•	Training regarding accounting-related topics

•	Audits in connection with the European Community Directive on Waste Electrical and Electronic Equipment

•	Agreed-upon procedures engagements
Tax Services

•	Tax advice relating to actual or contemplated transactions or events, including tax compliance

•	Expatriate employee tax services except for persons in financial reporting oversight roles

•	Transfer pricing studies

•	Training regarding tax-related issues
All Other Services

•	Forensic services

•	Examinations/audits regarding compliance with industry standards
      Services that are not included in one of the categories listed above require specific pre-approval by the Audit Committee’s chairman. Services for which the estimated fee is above €0.3 million require, in addition, a specific pre-approval by the chairman of the Supervisory Board. An approval may not be granted if the service falls into a category of services not permitted by current law or if it is inconsistent with maintaining auditor independence, as expressed in the four principles promulgated by the U.S. Securities and Exchange Commission: An auditor may not function in the role of management; an auditor may not audit his or her own work; an auditor may not serve in an advocacy role for his or her client; and an auditor may not provide services creating a mutual or conflicting interest.
ITEM 16D:                           EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
       Information required by this Item is incorporated by reference to Item 10: “Additional Information—Corporate Governance—Management and Control Structure—Supervisory Board.”

ITEM 16E:                           PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
       The following table sets out certain information concerning purchases by us during fiscal 2006:

			(c) Total number of
			shares purchased	(d) Maximum number
		(b) Average price	as part of publicly	of shares that may yet
	(a) Total number of	paid per share	announced plans	be purchased under
Period	shares purchased*	(in €)	or programs	the plans or programs

October 10/1/05-10/31/05	0	0.00	N/A	N/A
November 11/1/05-11/30/05	1,034,282	64.82	N/A	N/A
December 12/1/05-12/31/05	1,535,988	68.38	N/A	N/A
January 1/1/06-1/31/06	90,588	74.72	N/A	N/A
February 2/1/06-2/28/06	2,330,159	75.54	N/A	N/A
March 3/1/06-3/31/06	292,833	76.93	N/A	N/A
April 4/1/06-4/30/06	17,750	76.83	N/A	N/A
May 5/1/06-5/31/06	136,610	72.80	N/A	N/A
June 6/1/06-6/30/06	6,608	64.92	N/A	N/A
July 7/1/06-7/31/06	10,259	63.13	N/A	N/A
August 8/1/06-8/31/06	65,108	65.03	N/A	N/A
September 9/1/06-9/30/06	404,850	67.47	N/A	N/A

Total	5,925,035	71.11	N/A	N/A

*	Siemens repurchased its own common stock for the purpose of issuing them to employees and participants of the stock-based compensation plans. Additionally, Siemens repurchased shares to accommodate and settle the share offer made to former stockholders of Siemens Nixdorf Informationssysteme AG. For further information on the Company’s authorization to repurchase common stock see “Notes to Consolidated Financial Statements.”
     The table above omits Siemens shares purchased by pension and other postretirement benefit plans sponsored by Siemens. In fiscal 2006, the principal Siemens sponsored pension and other postretirement benefit plans purchased 911,250 shares of Siemens AG common stock at an average price of €69.54 per share.

PART III
ITEM 18:      FINANCIAL STATEMENTS
Siemens

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Supervisory Board of Siemens AG:
      We have audited the accompanying consolidated balance sheets of Siemens AG and subsidiaries (the Company) as of September 30, 2006 and 2005, and the related consolidated statements of income, cash flows and changes in shareholders’ equity for each of the years in the three-year period ended September 30, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Siemens AG and subsidiaries as of September 30, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2006, in conformity with U.S. generally accepted accounting principles.
      Our audits of Siemens AG’s consolidated financial statements were made for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The accompanying consolidating information appearing on pages F-5, F-7 and F-9 is presented for purposes of additional analysis of the consolidated financial statements rather than to present the balance sheet, statements of income and cash flows of the individual entities. The consolidating information has been subjected to the auditing procedures applied in the audits of the consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the consolidated financial statements taken as a whole.
      We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of September 30, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 6, 2006 expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft
Munich, Germany
December 6, 2006

(This page intentionally left blank)

SIEMENS
CONSOLIDATED STATEMENTS OF INCOME
For the fiscal years ended September 30, 2006, 2005 and 2004
(in millions of €, per share amounts in €)

		Siemens

	Note	2006	2005	2004

Net sales		87,325	75,445	70,237
Cost of sales		(63,812)	(54,146)	(50,109)

Gross profit on sales		23,513	21,299	20,128
Research and development expenses	2	(5,024)	(4,511)	(4,133)
Marketing, selling and general administrative expenses		(15,470)	(13,684)	(12,828)
Other operating income (expense), net	3, 4	205	(9)	(172)
Income from investments in other companies, net	5	647	584	1,031
Income (expense) from financial assets and marketable securities, net	6	337	297	69
Interest expense of Operations, net	7	(39)	(32)	20
Other interest income (expense), net	7	202	241	254

Income from continuing operations before income taxes		4,371	4,185	4,369
Income taxes(1)	8	(1,078)	(979)	(767)
Minority interest		(206)	(148)	(152)

Income from continuing operations		3,087	3,058	3,450
Income (loss) from discontinued operations, net of income taxes		(54)	(810)	(45)

Net income		3,033	2,248	3,405

Basic earnings per share	29
Income from continuing operations		3.47	3.43	3.87
Loss from discontinued operations		(0.07)	(0.91)	(0.05)

Net income		3.40	2.52	3.82

Diluted earnings per share	29
Income from continuing operations		3.31	3.29	3.71
Loss from discontinued operations		(0.05)	(0.87)	(0.05)

Net income		3.26	2.42	3.66

(1)	The income taxes of Eliminations, reclassifications and Corporate Treasury, Operations, and Financing and Real Estate are based on the consolidated effective corporate tax rate applied to income before income taxes.
The accompanying notes are an integral part of these consolidated financial statements.

Eliminations, reclassifications
and Corporate Treasury			Operations			Financing and Real Estate

2006	2005	2004	2006	2005	2004	2006	2005	2004

(1,858)	(1,677)	(1,517)	86,843	74,969	69,627	2,340	2,153	2,127
1,858	1,677	1,517	(63,703)	(54,027)	(49,889)	(1,967)	(1,796)	(1,737)

—	—	—	23,140	20,942	19,738	373	357	390
—	—	—	(5,024)	(4,511)	(4,133)	—	—	—
(3)	(1)	(1)	(15,123)	(13,395)	(12,545)	(344)	(288)	(282)
(78)	(87)	(76)	116	(136)	(192)	167	214	96
—	—	—	538	492	972	109	92	59
(50)	92	24	400	255	70	(13)	(50)	(25)
—	—	—	(39)	(32)	20	—	—	—
420	294	277	(355)	(191)	(141)	137	138	118

289	298	224	3,653	3,424	3,789	429	463	356
(71)	(70)	(39)	(901)	(801)	(665)	(106)	(108)	(63)
—	—	—	(206)	(148)	(152)	—	—	—

218	228	185	2,546	2,475	2,972	323	355	293
—	—	—	(45)	(814)	(47)	(9)	4	2

218	228	185	2,501	1,661	2,925	314	359	295

SIEMENS
CONSOLIDATED BALANCE SHEETS
As of September 30, 2006 and 2005
(in millions of €)

		Siemens

	Note	9/30/06	9/30/05

ASSETS
Current assets
Cash and cash equivalents		10,214	8,121
Marketable securities	9	596	1,789
Accounts receivable, net	10	15,149	17,122
Intracompany receivables		—	—
Inventories, net	11	12,790	12,812
Deferred income taxes	8	1,468	1,484
Assets held for disposal		7,189	245
Other current assets	12	4,205	5,230

Total current assets		51,611	46,803

Long-term investments	13	3,922	3,768
Goodwill	14	9,776	8,930
Other intangible assets, net	15	3,243	3,107
Property, plant and equipment, net	16	12,072	12,012
Deferred income taxes	8	4,983	6,233
Other assets	17	5,366	5,264
Other intracompany receivables		—	—

Total assets		90,973	86,117

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt and current maturities of long-term debt	20	2,175	3,999
Accounts payable		8,444	10,171
Intracompany liabilities		—	—
Accrued liabilities	18	9,126	10,176
Deferred income taxes	8	516	1,938
Liabilities held for disposal		5,545	289
Other current liabilities	19	13,151	13,058

Total current liabilities		38,957	39,631

Long-term debt	20	13,399	8,436
Pension plans and similar commitments	21	4,101	4,917
Deferred income taxes	8	450	427
Other accruals and provisions	22	4,058	5,028
Other intracompany liabilities		—	—

		60,965	58,439

Minority interests		702	656
Shareholders’ equity	23
Common stock, no par value
Authorized: 1,116,087,241 and 1,113,295,461 shares, respectively
Issued: 891,087,241 and 891,085,461 shares, respectively		2,673	2,673
Additional paid-in capital		5,175	5,167
Retained earnings		28,320	26,488
Accumulated other comprehensive income (loss)		(6,862)	(7,305)
Treasury stock, at cost 415 and 9,004 shares, respectively		—	(1)

Total shareholders’ equity		29,306	27,022

Total liabilities and shareholders’ equity		90,973	86,117

The accompanying notes are an integral part of these consolidated financial statements.

Eliminations,
reclassifications and				Financing and
Corporate Treasury		Operations		Real Estate

9/30/06	9/30/05	9/30/06	9/30/05	9/30/06	9/30/05

9,072	6,603	1,109	1,471	33	47
417	—	159	1,772	20	17
—	(6)	10,886	12,758	4,263	4,370
(15,736)	(15,489)	15,680	15,362	56	127
(2)	(4)	12,735	12,744	57	72
(45)	(178)	1,486	1,580	27	82
(21)	—	7,205	245	5	—
286	506	2,893	3,746	1,026	978

(6,029)	(8,568)	52,153	49,678	5,487	5,693

—	—	3,601	3,463	321	305
—	—	9,644	8,799	132	131
—	—	3,227	3,092	16	15
—	—	8,310	8,217	3,762	3,795
1,197	1,541	3,695	4,655	91	37
246	106	1,634	1,836	3,486	3,322
(1,283)	(1,632)	1,283	1,626	—	6

(5,869)	(8,553)	83,547	81,366	13,295	13,304

1,429	3,049	534	564	212	386
27	(1)	8,142	9,965	275	207
(16,542)	(15,998)	10,136	9,134	6,406	6,864
148	115	8,816	9,905	162	156
(363)	(475)	618	2,203	261	210
(16)	—	5,561	289	—	—
462	222	12,396	12,559	293	277

(14,855)	(13,088)	46,203	44,619	7,609	8,100

12,224	6,937	743	978	432	521
—	—	4,099	4,917	2	—
151	(26)	185	274	114	179
65	91	3,650	4,519	343	418
(3,454)	(2,467)	710	284	2,744	2,183

(5,869)	(8,553)	55,590	55,591	11,244	11,401

—	—	702	656	—	—

—	—	27,255	25,119	2,051	1,903

(5,869)	(8,553)	83,547	81,366	13,295	13,304

SIEMENS
CONSOLIDATED STATEMENTS OF CASH FLOW
For the fiscal years ended September 30, 2006, 2005 and 2004
(in millions of €)

	Siemens

	2006	2005	2004

Cash flows from operating activities
Net income	3,033	2,248	3,405
Adjustments to reconcile net income to cash provided
Minority interest	213	158	166
Amortization, depreciation and impairments	3,012	3,426	3,344
Deferred taxes	(378)	(628)	(309)
Losses (gains) on sales and disposals of businesses and real estate, net	(77)	(226)	(246)
(Gains) on sales of investments, net	(188)	(49)	(612)
(Gains) on sales and impairments of marketable securities, net	(382)	(239)	(47)
(Income) loss from equity investees, net of dividends received	(160)	(277)	(287)
Change in current assets and liabilities
(Increase) decrease in inventories, net	(2,313)	(717)	(941)
(Increase) decrease in accounts receivable, net	(881)	27	(866)
Increase (decrease) in outstanding balance of receivables sold	(153)	(7)	133
(Increase) decrease in other current assets	466	248	661
Increase (decrease) in accounts payable	259	89	857
Increase (decrease) in accrued liabilities	85	(144)	302
Increase (decrease) in other current liabilities	1,758	39	(323)
Supplemental contributions to pension trusts	—	(1,496)	(1,255)
Change in other assets and liabilities	687	669	1,098

Net cash provided by (used in) operating activities— continuing and discontinued operations	4,981	3,121	5,080
Net cash provided by (used in) operating activities— continuing operations	5,174	4,217	4,704
Cash flows from investing activities
Additions to intangible assets and property, plant and equipment	(3,970)	(3,544)	(2,764)
Acquisitions, net of cash acquired	(2,055)	(2,450)	(1,477)
Purchases of investments	(389)	(652)	(374)
Purchases of marketable securities	(1,489)	(34)	(106)
(Increase) decrease in receivables from financing activities	(469)	(511)	(247)
Increase (decrease) in outstanding balance of receivables sold by SFS	—	—	—
Proceeds from sales of long-term investments, intangibles and property, plant and equipment	1,317	977	2,639
Proceeds from sales and dispositions of businesses	(260)	34	325
Proceeds from sales of marketable securities	2,701	356	186

Net cash provided by (used in) investing activities— continuing and discontinued operations	(4,614)	(5,824)	(1,818)
Net cash provided by (used in) investing activities— continuing operations	(4,435)	(5,706)	(1,689)
Cash flows from financing activities
Proceeds from issuance of common stock	—	—	4
Purchase of common stock	(421)	(219)	—
Proceeds from re-issuance of treasury stock	313	173	—
Proceeds from issuance of debt	6,701	—	—
Repayment of debt	(1,710)	(848)	(1,564)
Change in short-term debt	(1,762)	711	(469)
Dividends paid	(1,201)	(1,112)	(978)
Dividends paid to minority shareholders	(118)	(108)	(101)
Intracompany financing	—	—	—

Net cash provided by (used in) financing activities	1,802	(1,403)	(3,108)
Effect of exchange rates on cash and cash equivalents	(76)	37	(113)
Net increase (decrease) in cash and cash equivalents	2,093	(4,069)	41
Cash and cash equivalents at beginning of period	8,121	12,190	12,149

Cash and cash equivalents at end of period	10,214	8,121	12,190

Supplemental disclosure of cash paid for:
Interest	596	441	385
Income taxes	1,191	1,093	746
The accompanying notes are an integral part of these consolidated financial statements.

Eliminations,
reclassifications and
Corporate Treasury			Operations			Financing and Real Estate

2006	2005	2004	2006	2005	2004	2006	2005	2004

218	228	185	2,501	1,661	2,925	314	359	295
—	—	—	213	158	166	—	—	—
—	—	—	2,570	3,001	2,951	442	425	393
(23)	(5)	(12)	(315)	(614)	(278)	(40)	(9)	(19)
—	—	—	18	(98)	(222)	(95)	(128)	(24)
—	—	—	(175)	(49)	(612)	(13)	—	—
—	—	(12)	(382)	(239)	(33)	—	—	(2)
—	—	—	(133)	(263)	(293)	(27)	(14)	6
(2)	—	—	(2,321)	(709)	(962)	10	(8)	21
120	148	(658)	(1,049)	(143)	(208)	48	22	—
(80)	(28)	65	(73)	21	68	—	—	—
214	113	107	244	140	276	8	(5)	278
15	(1)	(6)	180	103	827	64	(13)	36
55	(39)	—	8	(39)	210	22	(66)	92
340	(332)	129	1,439	321	(409)	(21)	50	(43)
—	—	—	—	(1,496)	(1,255)	—	—	—
(76)	(47)	156	820	709	857	(57)	7	85

781	37	(46)	3,545	2,464	4,008	655	620	1,118
781	37	(46)	3,738	3,565	3,635	655	615	1,115
—	—	—	(3,202)	(2,871)	(2,328)	(768)	(673)	(436)
—	—	—	(2,052)	(2,369)	(1,472)	(3)	(81)	(5)
—	—	—	(369)	(631)	(367)	(20)	(21)	(7)
(1,409)	(12)	(20)	(72)	(8)	(86)	(8)	(14)	—
(150)	(81)	569	—	—	—	(319)	(430)	(816)
80	28	(65)	—	—	—	(80)	(28)	65
—	—	19	952	641	2,357	365	336	263
—	—	—	(260)	12	306	—	22	19
986	20	104	1,709	321	67	6	15	15

(493)	(45)	607	(3,294)	(4,905)	(1,523)	(827)	(874)	(902)
(493)	(45)	607	(3,115)	(4,787)	(1,394)	(827)	(874)	(902)
—	—	—	—	—	4	—	—	—
—	—	—	(421)	(219)	—	—	—	—
—	—	—	313	173	—	—	—	—
6,701	—	—	—	—	—	—	—	—
(1,600)	(596)	(1,270)	(49)	(231)	(266)	(61)	(21)	(28)
(1,244)	1,065	(414)	(419)	(270)	(170)	(99)	(84)	115
—	—	—	(1,201)	(1,112)	(978)	—	—	—
—	—	—	(118)	(108)	(101)	—	—	—
(1,654)	(5,112)	1,115	1,335	4,738	(765)	319	374	(350)

2,203	(4,643)	(569)	(560)	2,971	(2,276)	159	269	(263)
(22)	3	(86)	(53)	33	(26)	(1)	1	(1)
2,469	(4,648)	(94)	(362)	563	183	(14)	16	(48)
6,603	11,251	11,345	1,471	908	725	47	31	79

9,072	6,603	11,251	1,109	1,471	908	33	47	31

SIEMENS
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the fiscal years ended September 30, 2006, 2005 and 2004
(in millions of €)

		Additional
	Common	paid-in	Retained
	stock	capital	earnings

Balance at October 1, 2003	2,673	5,073	22,925

Net income	—	—	3,405
Change in currency translation adjustment	—	—	—
Change in unrealized gains and losses	—	—	—

Total comprehensive income	—	—	3,405
Dividends paid	—	—	(978)
Issuance of common stock and stock-based compensation	—	50	—
Purchase of common stock	—	—	—
Re-issuance of treasury stock	—	(2)	—

Balance at September 30, 2004	2,673	5,121	25,352

Net income	—	—	2,248
Change in currency translation adjustment	—	—	—
Change in unrealized gains and losses	—	—	—

Total comprehensive income	—	—	2,248
Dividends paid	—	—	(1,112)
Issuance of common stock and stock-based compensation	—	60	—
Purchase of common stock	—	—	—
Re-issuance of treasury stock	—	(14)	—

Balance at September 30, 2005	2,673	5,167	26,488

Net income	—	—	3,033
Change in currency translation adjustment	—	—	—
Change in unrealized gains and losses	—	—	—

Total comprehensive income	—	—	3,033
Dividends paid	—	—	(1,201)
Issuance of common stock and stock-based compensation	—	44	—
Purchase of common stock	—	—	—
Re-issuance of treasury stock	—	(36)	—

Balance at September 30, 2006	2,673	5,175	28,320

The accompanying notes are an integral part of these consolidated financial statements.

Accumulated other
comprehensive income (loss)

Cumulative	Available-		Minimum		Treasury
translation	for-sale	Derivative	pension	AOCI	shares
adjustment	securities	instruments	liability	Total	at cost	Total

(827)	83	83	(6,390)	(7,051)	—	23,620

—	—	—	—	—	—	3,405
(249)	—	—	—	(249)	—	(249)
—	77	(28)	865	914	—	914

(249)	77	(28)	865	665	—	4,070
—	—	—	—	—	—	(978)
—	—	—	—	—	—	50
—	—	—	—	—	(106)	(106)
—	—	—	—	—	106	104

(1,076)	160	55	(5,525)	(6,386)	—	26,760

—	—	—	—	—	—	2,248
483	—	—	—	483	—	483
—	(13)	(144)	(1,245)	(1,402)	—	(1,402)

483	(13)	(144)	(1,245)	(919)	—	1,329
—	—	—	—	—	—	(1,112)
—	—	—	—	—	—	60
—	—	—	—	—	(219)	(219)
—	—	—	—	—	218	204

(593)	147	(89)	(6,770)	(7,305)	(1)	27,022

—	—	—	—	—	—	3,033
(330)	—	—	—	(330)	—	(330)
—	(218)	58	933	773	—	773

(330)	(218)	58	933	443	—	3,476
—	—	—	—	—	—	(1,201)
—	—	—	—	—	—	44
—	—	—	—	—	(421)	(421)
—	—	—	—	—	422	386

(923)	(71)	(31)	(5,837)	(6,862)	—	29,306

SIEMENS
SEGMENT INFORMATION (continuing operations)
As of and for the fiscal years ended September 30, 2006, 2005 and 2004
(in millions of €)

	New orders (unaudited)			External sales			Intersegment sales

	2006	2005	2004	2006	2005	2004	2006	2005	2004

Operations Groups
Communications (Com)(5)	13,571	12,869	12,048	12,752	11,901	11,420	328	300	350
Siemens Business Services (SBS)	5,014	6,531	6,293	3,667	3,964	3,598	1,490	1,409	1,118
Automation and Drives (A&D)(6)	14,108	10,674	9,593	11,285	9,018	8,028	1,563	1,348	1,344
Industrial Solutions and Services (I&S)(6)	9,025	7,189	5,542	7,752	5,255	3,985	1,067	1,052	1,181
Siemens Building Technologies (SBT)	5,235	4,518	4,358	4,670	4,301	4,174	126	114	73
Power Generation (PG)	12,532	10,964	9,243	10,068	8,042	7,505	18	19	22
Power Transmission and Distribution (PTD)	8,028	5,283	3,863	6,025	3,930	3,292	484	320	319
Transportation Systems (TS)	6,173	4,599	4,321	4,434	4,146	4,284	68	44	26
Siemens VDO Automotive (SV)	10,014	9,787	9,029	10,003	9,591	8,987	14	19	14
Medical Solutions (Med)	9,334	8,641	8,123	8,163	7,577	6,969	64	49	103
Osram	4,563	4,300	4,240	4,487	4,222	4,143	76	78	97
Other Operations(5)(6)(7)	4,964	4,325	4,198	3,129	2,692	2,888	1,699	1,528	1,343

Total Operations Groups	102,561	89,680	80,851	86,435	74,639	69,273	6,997	6,280	5,990
Reconciliation to financial statements
Corporate items, pensions and eliminations	(6,837)	(6,421)	(7,202)	87	77	208	(6,676)	(6,027)	(5,844)
Other interest expense	—	—	—	—	—	—	—	—	—
Other assets related and miscellaneous reconciling items	—	—	—	—	—	—	—	—	—

Total Operations (for columns Group profit/ Net capital employed, i.e. Income before income taxes/ Total assets)	95,724	83,259	73,649	86,522	74,716	69,481	321	253	146

Financing and Real Estate Groups
Siemens Financial Services (SFS)	645	542	562	548	464	453	97	78	109
Siemens Real Estate (SRE)	1,705	1,621	1,578	255	265	303	1,450	1,356	1,275
Eliminations	(10)	(10)	—	—	—	—	(10)	(10)	(13)

Total Financing and Real Estate	2,340	2,153	2,140	803	729	756	1,537	1,424	1,371

Eliminations, reclassifications and Corporate Treasury	(1,805)	(1,621)	—	—	—	—	(1,858)	(1,677)	(1,517)

Siemens	96,259	83,791	75,789	87,325	75,445	70,237	—	—	—

(1)	Group profit of the Operations Groups is earnings before financing interest, certain pension costs and income taxes.

(2)	Net capital employed of the Operations Groups represents total assets less tax assets, certain accruals and non-interest bearing liabilities other than tax liabilities.

(3)	Intangible assets, property, plant and equipment, acquisitions, and investments.

(4)	Includes amortization and impairments of intangible assets, depreciation of property, plant and equipment, and write-downs of investments.

(5)	Com’s division Siemens Home and Office Communication Devices was reclassified to Other Operations in fiscal 2006. Prior year information was reclassified for comparability purposes.

(6)	The divisions of the dissolved L&A Group were allocated as follows for all periods presented: Electronic Assembly Systems were reclassified to A&D, Postal Automation and Airport Logistics were reclassified to I&S and Distribution and Industry Logistics as well as Material Handling Products were reclassified to Other Operations.

(7)	Other Operations primarily refer to certain centrally-held equity investments and other operating activities not associated with a Group.

(8)	Includes (for Eliminations within Financing and Real Estate consists of) cash paid for income taxes according to the allocation of income taxes to Operations, Financing and Real Estate, and Eliminations, reclassifications and Corporate Treasury in the Consolidated Statements of Income.

																		Amortization,
									Net cash from operating									depreciation and
Total sales			Group profit(1)			Net capital employed(2)			and investing activities						Capital spending(3)			impairments(4)

2006	2005	2004	2006	2005	2004	9/30/06	9/30/05	9/30/04	2006		2005		2004		2006	2005	2004	2006	2005	2004

13,080	12,201	11,770	283	421	642	1,357	1,799	2,053	355		621		278		388	479	410	280	386	432
5,157	5,373	4,716	(549)	(690)	40	458	296	632	(681)		(258)		(263)		284	340	428	290	516	213
12,848	10,366	9,372	1,572	1,253	1,151	4,249	3,691	2,093	1,041		404		1,065		651	1,199	322	279	255	218
8,819	6,307	5,166	289	167	62	1,640	1,775	1,361	177		474		(842)		252	70	905	132	107	60
4,796	4,415	4,247	234	181	108	1,834	1,453	1,359	(113)		122		195		232	149	75	103	104	127
10,086	8,061	7,527	782	951	961	2,942	2,625	1,997	336		239		687		603	556	214	215	196	181
6,509	4,250	3,611	390	212	238	2,142	1,869	1,162	142		19		102		189	161	228	118	84	73
4,502	4,190	4,310	80	45	(434)	649	584	49	13		(551)		(495)		150	185	83	56	57	65
10,017	9,610	9,001	669	630	562	4,190	3,823	3,542	439		341		1,030		487	623	515	415	427	394
8,227	7,626	7,072	1,061	976	1,046	5,336	3,685	3,173	(392)		396		762		1,653	1,025	449	242	229	202
4,563	4,300	4,240	481	465	445	2,056	2,065	2,011	414		464		453		353	307	256	257	261	264
4,828	4,220	4,231	(36)	76	315	1,943	1,692	1,790	(133)		268		386		205	172	120	134	241	141

93,432	80,919	75,263	5,256	4,687	5,136	28,796	25,357	21,222	1,598		2,539		3,358		5,447	5,266	4,005	2,521	2,863	2,370
(6,589)	(5,950)	(5,636)	(1,248)	(1,072)	(1,206)	(3,983)	(3,690)	(3,116)	(975	) (8)	(3,761	) (8)	(1,117	) (8)	171	470	28	44	29	487
—	—	—	(355)	(191)	(141)	—	—	—	—		—		—		—	—	—	—	—	—
—	—	—	—	—	—	58,734	59,699	49,733	—		—		—		—	—	—	—	—	—

86,843	74,969	69,627	3,653	3,424	3,789	83,547	81,366	67,839	623		(1,222)		2,241		5,618	5,736	4,033	2,565	2,892	2,857

			Income before
			income taxes			Total assets

645	542	562	307	319	250	10,522	10,148	9,055	(219)		(344)		(159)		521	563	311	250	221	194
1,705	1,621	1,578	122	144	106	3,234	3,496	3,455	187		202		454		270	212	137	192	203	197
(10)	(10)	(13)	—	—	—	(461)	(340)	(576)	(140	) (8)	(117	) (8)	(82	) (8)	—	—	—	—	—	—

2,340	2,153	2,127	429	463	356	13,295	13,304	11,934	(172)		(259)		213		791	775	448	442	424	391

(1,858)	(1,677)	(1,517)	289	298	224	(5,869)	(8,553)	(343)	288	(8)	(8	) (8)	561	(8)	—	—	—	—	—	—

87,325	75,445	70,237	4,371	4,185	4,369	90,973	86,117	79,430	739		(1,489)		3,015		6,409	6,511	4,481	3,007	3,316	3,248

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

1.	Basis of presentation
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

•	Siemens—Represents the Consolidated Financial Statements of the Company.

•	Operations—Defined as Siemens’ eleven operating Groups and certain operating activities not associated with these Groups, as well as centrally managed items including corporate headquarters, but excluding the activities of the Financing and Real Estate Groups and the Corporate Treasury.

•	Financing and Real Estate—Siemens’ Financing and Real Estate Groups are responsible for the Company’s international leasing, finance, credit and real estate management activities.

•	Eliminations, reclassifications and Corporate Treasury—Captures separately the consolidation of transactions among Operations and Financing and Real Estate, as well as certain reclassifications. This component also includes the Company’s Corporate Treasury activities.
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

2.	Summary of significant accounting policies
      The presentation of certain prior year information has been reclassified to conform to the current year presentation.

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
      In connection with the investigation launched by German state prosecutors on November 15, 2006 (see Note 32), Siemens initiated an internal investigation into certain transactions and payments which led to adjustments to its October 1, 2003 Shareholders’ equity balance to correct for income tax related misstatements in years prior to fiscal 2004 and recognized charges in its fiscal 2006 Consolidated Statements of Income to correct for income tax related misstatements in the fiscal years 2005 and 2004, respectively. The charges recognized for fiscal 2005 and 2004 had the effect of reducing both Income from continuing operations and Net income by €42 in the 2006 Consolidated Statements of Income (thereof €17 refers to fiscal 2005 and €25 to fiscal 2004). The total adjustments relating to years prior to fiscal 2004 had the effect of decreasing Shareholders’ equity as of October 1, 2003 by €95. The misstatements for fiscal 2005 and 2004 were not material to those years and the charges recognized in 2006 to correct the misstatements of those years were not material to the Consolidated Financial Statements for fiscal 2006. In addition, the adjustments to Shareholders’ equity as of October 1, 2003, to correct the cumulative misstatements as of that date, were also not material to beginning Shareholders’ equity as of October 1, 2003. In connection with the adjustments related to years prior to fiscal 2004, the Company’s deferred tax assets decreased by €88 and the tax accruals increased by €7 as of October 1, 2003. The adjustments recognized for fiscal 2005 and 2004 resulted in an additional decrease of the Company’s deferred tax assets of €32 and an increase in tax accruals of €10 as of September 30, 2006. For further information see Notes 8 and 32.
      The following table presents the effect of the adjustments made to correct the misstatement:

Effect of 2005 and 2004
misstatements on Income from
	Effect of	continuing operations and Net
	accumulated	income in fiscal 2006
misstatements on
	Shareholders’ equity		Related to	Related to
	as of October 1, 2003	Total	fiscal 2005	fiscal 2004

Income tax adjustment resulting from internal investigation of certain transactions and payments	(95)	(42)	(17)	(25)
      The Company has also adjusted certain expenses previously recorded in Research and development expenses in 2005 and 2004 to Cost of sales. Such adjustments were necessary to properly classify costs related to the adaptation of existing technologies to meet specific commercial customer requirements in Cost of sales. These adjustments have no effect on Income from continuing operations before income taxes or Net income. The effects of these adjustments for the years ended September 30, 2005 and 2004 are presented below:

	2005			2004

	As			As
	previously		As	previously		As
	reported	Adjustment	adjusted	reported	Adjustment	adjusted

Cost of sales	(53,502)	(644)	(54,146)	(49,592)	(517)	(50,109)
Research and development expenses	(5,155)	644	(4,511)	(4,650)	517	(4,133)
      For the year ended September 30, 2006, the corresponding costs related to the adaptation of existing technologies to meet specific commercial customer needs amounted to €661.
      Basis of consolidation—The Consolidated Financial Statements include the accounts of Siemens AG and subsidiaries which are directly or indirectly controlled. Control is generally conveyed by ownership of the majority of voting rights. Additionally, the Company consolidates variable interest entities (VIE’s) for which it is deemed to be the primary beneficiary. VIE’s are entities for which either the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support, or the equity investors lack an essential characteristic of a controlling financial interest, or the investors’ economic interests are disproportionate to the attached voting rights and substantially all of the entity’s activities involve or

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
are conducted for an investor with disproportionately few voting rights. Associated companies—companies in which Siemens has the ability to exercise significant influence over operating and financial policies (generally through direct or indirect ownership of 20% to 50% of the voting rights)—are recorded in the Consolidated Financial Statements using the equity method of accounting.
      Business Combinations—All business combinations are accounted for under the purchase method. The cost of an acquisition is measured at the fair value of the assets given and liabilities incurred or assumed at the date of exchange plus costs directly attributable to the acquisition. The Company’s share of the identifiable assets and contingent assets acquired, as well as its share of the liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The excess of the cost of acquisition over the fair value of the Company’s share of the identifiable net assets acquired is recorded as goodwill.
      Foreign currency translation—The assets and liabilities of foreign subsidiaries, where the functional currency is other than the euro, are translated using period-end exchange rates, while the statements of income are translated using average exchange rates during the period. Differences arising from such translations are included as a separate component of shareholders’ equity.
      The exchange rates of the significant currencies of non-euro countries used in the preparation of the Consolidated Financial Statements were as follows:

		Year-end exchange rate		Annual average rate
		1 € quoted into currencies		1 € quoted into currencies
		specified below		specified below
		September 30,		Fiscal year

Currency	ISO Code	2006	2005	2006	2005	2004

U.S. Dollar	USD	1.266	1.204	1.230	1.273	1.215
British pound	GBP	0.678	0.682	0.685	0.688	0.680
      Revenue recognition—Revenue is recognized for product sales when a persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the risks and rewards of ownership have been transferred to the customer, the fee is fixed or determinable, and collection of the related receivable is reasonably assured. If product sales are subject to customer acceptance, revenues are not recognized until customer acceptance occurs. Revenues from construction-type projects are generally recognized under the percentage-of-completion method, based on the percentage of costs to date compared to the total estimated contract costs, contractual milestones or performance. Revenues from service transactions are recognized as services are performed. For long-term service contracts, revenues are recognized on a straight-line basis over the term of the contract or, if the performance pattern is other than straight-line, as the services are provided. Revenue from software arrangements is recognized at the time persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collectibility is probable. Revenue from maintenance, unspecified upgrades or enhancements and technical support is allocated using the residual value method and is recognized over the period such items are delivered. If an arrangement to deliver software requires significant production, modification, or customization of software, the entire arrangement is accounted for under the percentage-of-completion method. Operating lease income for equipment rentals is recognized on a straight-line basis over the lease term. Interest income from sales-type and direct financing leases is recognized using the interest method.
      Sales of goods or services sometimes involve the provision of multiple elements. In these cases, the Company applies the guidance in Emerging Issues Task Force (EITF) 00-21 Revenue Arrangements with Multiple Deliverables to determine whether the contract or arrangement contains more than one unit of accounting. An arrangement is separated if (1) the delivered element(s) has value to the customer on a stand-alone basis, (2) there is objective and reliable evidence of the fair value of the undelivered element(s) and (3), if the arrangement includes a general right of return relative to the delivered element(s), delivery or performance of

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
the undelivered element(s) is considered probable and substantially in the control of the Company. If all three criteria are fulfilled, the appropriate revenue recognition convention is then applied to each separate unit of accounting. Generally, the total arrangement consideration is allocated to the separate units of accounting based on their relative fair values. In cases where there is objective and reliable fair value evidence of the undelivered elements but not for one or more of the delivered elements, the residual method is used, i.e. the amount allocated to delivered elements equals the total arrangement consideration less the aggregate fair value of the undelivered elements. Objective and reliable fair values are sales prices for the component when it is regularly sold on a stand-alone basis or third-party prices for similar components. If the three criteria are not met, revenue is deferred until such criteria are met or until the period in which the last undelivered element is delivered. The amount allocable to the delivered elements is limited to the amount that is not contingent upon delivery of additional elements or meeting other specified performance conditions.
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
      Earnings per share—Basic earnings per share is computed by dividing income from continuing operations and net income, respectively, by the weighted average shares outstanding during the year. Diluted earnings per share is calculated by assuming conversion or exercise of all potentially dilutive securities, stock options and stock awards.
      Cash and cash equivalents—The Company considers all highly liquid investments with less than three months maturity from the date of acquisition to be cash equivalents.
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
      Goodwill and Other intangible assets—Intangible assets consist of goodwill and patents, software, licenses and similar rights. The Company amortizes intangible assets with finite useful lives on a straight-line basis over their respective estimated useful lives to their estimated residual values. Estimated useful lives for software, patents, licenses and other similar rights generally range from three to five years, except for intangible assets with

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
finite useful lives acquired in business combinations. Intangible assets acquired in business combinations primarily consist of customer relationships and technology. Weighted average useful lives in specific acquisitions ranged from nine to twenty-two years for customer relationships and from seven to twelve years for technology. Goodwill and intangible assets other than goodwill which are determined to have indefinite useful lives are not amortized, but instead tested for impairment at least annually. Regarding the impairment of intangible assets with finite useful lives, see Impairment of long-lived assets below. The Company evaluates the recoverability of goodwill using a two-step impairment test approach at the division level (reporting unit). In the first step, the fair value of the division is compared to its carrying amount including goodwill. In the case that the fair value of the division is less than its carrying amount, a second step is performed which compares the fair value of the division’s goodwill to the carrying amount of its goodwill. The fair value of goodwill is determined based upon the difference between the fair value of the division and the net of the fair values of all the assets and liabilities of the division (including any unrecognized intangible assets). If the fair value of goodwill is less than the carrying amount, the difference is recorded as an impairment. See Notes 14 and 15 for further information.
      Property, plant and equipment—Property, plant and equipment is valued at cost less accumulated depreciation and impairment losses. If the costs of certain components of an item of property, plant and equipment are significant in relation to the total cost of the item, they are accounted for and depreciated separately. Depreciation expense is recognized using the straight-line method. Costs of construction of qualifying long-term assets include capitalized interest, which is amortized over the estimated useful life of the related asset. The following useful lives are assumed:

Factory and office buildings	20 to 50 years
Other buildings	5 to 10 years
Technical machinery & equipment	5 to 10 years
Furniture & office equipment	generally 5 years
Equipment leased to others	generally 3 to 5 years
      Impairment of long-lived assets—The Company reviews long-lived assets held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by the comparison of the carrying amount of the asset to the undiscounted future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Estimated fair value is generally based on either appraised value or measured by discounted estimated future cash flows. The Company’s long-lived assets to be disposed of are recorded at the lower of carrying amount or fair value less costs to sell and depreciation is ceased.
      Discontinued operations—Discontinued operations are reported when a component of an entity comprising operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity is classified as held for sale or has been disposed of, the operations and cash flows of the component will be (or have been) eliminated from the ongoing operations of the entity and the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.
      Derivative instruments—Derivative instruments, such as foreign currency exchange contracts and interest rate swap contracts, are measured at fair value. Changes in the fair value of derivative financial instruments are recognized periodically either in net income or, in the case of a cash flow hedge, in AOCI, net of applicable deferred income taxes. Certain derivative instruments embedded in host contracts are also accounted for separately as derivatives.
      Fair value hedges—The carrying amount of the hedged item is adjusted by the gain or loss attributable to the hedged risk. Where an unrecognized firm commitment is designated as the hedged item, the subsequent

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
cumulative change in its fair value is recognized as a separate financial asset or liability with corresponding gain or loss recognized in net income.
      For hedged items carried at amortized cost, the adjustment is amortized such that it is fully amortized by maturity of the hedged item. For hedged firm commitments the initial carrying amount of the assets or liabilities that result from meeting the firm commitments are adjusted to include the cumulative changes in the fair value that were previously recognized as separate financial assets or liabilities.
      Cash flow hedges—The effective portion of changes in the fair value of derivatives designated as cash flow hedges are recognized in AOCI, net of applicable deferred income taxes, and any ineffective portion is recognized immediately in net income. Amounts accumulated in equity are reclassified into net income in the same periods in which the hedged item affects net income.
      See Note 25, Derivative instruments and hedging activities, for a description of the Company’s risk management strategies and the effect these strategies have on the Consolidated Financial Statements.
      Income taxes—The Company applies SFAS 109, Accounting for Income Taxes. Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The effect on deferred tax assets and liabilities of a change in tax laws is recognized in the results of operations in the period the new laws are enacted. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets unless it is more likely than not that such assets will be realized.
      Asset retirement obligations—Legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development or normal use of the asset are recognized at fair value in the period in which the liability is incurred if a reasonable estimate of fair value can be made. Such estimates are generally determined based upon estimated future cash flows discounted using a credit-adjusted risk-free interest rate. The fair value of the liability is added to the carrying amount of the associated asset. The additional carrying amount is depreciated over the life of the asset. The liability is accreted each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement.
      Use of estimates—The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
      Accounting changes—Standards implemented—As of October 1, 2005, the Company adopted Statement of Financial Accounting Standards (SFAS) 123 (revised 2004) Share-Based Payment (SFAS 123R), which replaces SFAS 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. SFAS 123R requires companies to recognize stock-based compensation expense, with certain limited exceptions, based on fair value. Siemens uses a Black-Scholes option pricing model to determine the fair value of its stock-based compensation plans. In transitioning to SFAS 123R, the Company applied the modified prospective method. Commencing with the adoption of SFAS 123R, liability classified awards are remeasured to fair value at each reporting date until the award is settled. Equity awards granted, modified, repurchased or cancelled beginning October 1, 2005 and unvested equity awards granted prior to October 1, 2005, are measured at their grant-date fair value. Related compensation expense is recognized over the vesting period for awards expected to ultimately vest. Equity awards vested prior to the effective date continue to be accounted for under recognition and measurement provisions of APB Opinion No. 25 and related interpretations.

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
      The adoption of SFAS 123R, including the remeasurement to fair value of liability classified awards, did not have a material effect on the Company’s Consolidated Financial Statements, due primarily to the adoption of the fair value measurement provisions of SFAS 123 on October 1, 2003 for which the prospective method was applied. The following table illustrates the effect on net income and earnings per share if the fair value based method of SFAS 123R had been applied to all awards:

	Year ended September 30,

	2006	2005	2004

Net income
As reported	3,033	2,248	3,405
Plus: Stock-based compensation expense included in reported net income, net of income taxes	56	60	63
Less: Stock-based compensation expense determined under fair value based accounting method, net of income taxes	(51)	(59)	(115)

Pro forma	3,038	2,249	3,353

Basic earnings per share
As reported	3.40	2.52	3.82
Pro forma	3.41	2.52	3.76
Diluted earnings per share
As reported	3.26	2.42	3.66
Pro forma	3.26	2.42	3.60
      See Note 27 for further information on stock-based compensation.
      In May 2005, the FASB issued SFAS 154, Accounting Changes and Error Corrections—a replacement of APB No. 20 and FASB Statement No. 3. This Statement changes the requirements for the accounting for and reporting of a change in accounting principle. It applies to all voluntary changes in accounting principle, error corrections and required changes due to new accounting pronouncements which do not specify a certain transition method. The Statement generally requires retrospective application to prior periods’ financial statements for changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. In addition, this Statement requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. It also requires that a change in depreciation, amortization, or depletion method for long-lived, nonfinancial assets be accounted for on a prospective basis. The Company adopted this Standard beginning October 1, 2005. The adoption of SFAS 154 did not have a material impact on the Company’s Consolidated Financial Statements.
      Accounting changes—Recent accounting pronouncements to be implemented—In June 2005, the FASB ratified EITF Issue 05-5, Accounting for Early Retirement or Postemployment Programs with Specific Features (such as Terms Specified in Altersteilzeit Early Retirement Arrangements). Altersteilzeit (ATZ) in Germany is an incentive and benefit program towards early retirement. Companies are required to recognize the salary ratably over the active service period. Accruals for Company-granted bonuses shall be recorded ratably from the date the individual employee enrolls in the ATZ arrangement to the end of the active service period. Related government subsidies are accounted for separately from the ATZ benefits at the time the criteria to receive them are met. Siemens will adopt EITF 05-5 in the first quarter of fiscal 2007. The adoption of EITF 05-5 is not expected to have a material impact on the Company’s Consolidated Financial Statements.
      In June 2006, the FASB issued FASB Interpretation (FIN) 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FAS 109, Accounting for Income Taxes, to create a single model to address accounting for uncertainty in tax positions taken or expected to be taken in a tax return. Under FIN 48, the tax benefit from an

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
uncertain tax position may be recognized only if it is more likely than not that the tax position will be sustained, based solely on its technical merits. The Company plans to adopt FIN 48 beginning October 1, 2007. The cumulative effect of adopting FIN 48 will be recorded in retained earnings. The Company is currently evaluating the potential impact, if any, that the adoption of FIN 48 will have on the Company’s Consolidated Financial Statements.
      In September 2006, the FASB issued SFAS 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. The Company plans to early adopt this Statement beginning October 1, 2006.
      In September 2006, the FASB issued SFAS 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, which amends SFAS 87, Employers’ Accounting for Pensions, SFAS 88, Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, SFAS 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions and SFAS 132 (revised 2003), Employers’ Disclosures about Pensions and Other Postretirement Benefits—an amendment of FASB Statements No. 87, 88, and 106. SFAS 158 requires an employer to recognize the funded status of a defined benefit plan, measured as the difference between plan assets and the projected benefit obligation, in its Consolidated Balance Sheet. Actuarial gains or losses and prior service cost or benefits that have not yet been recognized through earnings as net periodic benefit cost will be recognized as a component of other comprehensive income, net of tax, until they are amortized as a component of net periodic benefit cost. The application of SFAS 158 will be effective for the Company as of September 30, 2007. As of September 30, 2006, for the principal pension benefit plans and other postretirement plans, the net amount of actuarial gains and losses and prior service cost and benefits not recognized in equity, before related taxes, totaled €916. See Note 21 for further information.

3.	Acquisitions, dispositions and discontinued operations

a)	Acquisitions
      During the years ended September 30, 2006, 2005 and 2004, the Company completed a number of acquisitions. These acquisitions have been accounted for under the purchase method and have been included in the Company’s Consolidated Financial Statements since the date of acquisition.
      In fiscal 2006, Siemens signed an agreement to acquire the diagnostics division of Bayer Aktiengesellschaft, Germany for an expected purchase price of approximately €4.2 billion. The acquisition will enable Medical Solutions (Med) to expand its position in the growing molecular diagnostics market. The transaction, which has already received European Union and U.S. regulatory approval, is expected to close in the first half of fiscal 2007.

aa)	Acquisitions in fiscal 2006
      In the fourth quarter of fiscal 2006, Siemens completed the acquisition of the immunodiagnostics provider Diagnostic Products Corporation, USA (DPC). The acquisition, which is integrated into Med, will enable Siemens to expand its existing healthcare solutions portfolio. Preliminary acquisition costs amount to €1,414 (including €94 cash acquired). DPC, now wholly owned by Siemens, was consolidated as of August 2006. The Company has not yet finalized the purchase price allocation. Based on the preliminary purchase price allocation, approximately €260 was allocated to intangible assets subject to amortization and approximately €750 to goodwill.

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
      In fiscal 2006, the Company acquired a number of other entities, which are also not significant individually, including the coal gasification business of the Swiss Sustec-Group, Wheelabrator Air Pollution Control, Inc., USA, a supplier of air pollution control and reduction products and solutions for the coal-fired power and industrial markets, both at Power Generation (PG), Electrium Limited, UK, a vendor of electrical installation systems at Automation and Drives (A&D) and Bewator, Sweden, a supplier of products and systems for access control solutions at Siemens Building Technologies (SBT). The combined preliminary purchase price of these acquisitions amounts to €393.

ab)	Acquisitions in fiscal 2005
      In May 2005, the Company acquired CTI Molecular Imaging, Inc. (CTI), USA. The primary reason for the acquisition was to strengthen the Company’s commitment to molecular imaging development. Siemens previously owned a 49% interest in a joint venture consolidated by CTI before the acquisition of which Siemens was the primary customer. CTI was integrated into Med and consolidated as of May 2005, when it became a wholly owned subsidiary. The acquisition costs amount to €809 (including €60 in cash acquired). Based on the final purchase price allocation, €113 was allocated to intangible assets subject to amortization and €558 to goodwill. Of the €113 intangible assets, €60 was allocated to technology and €44 to customer relationships. Technology and customer relationships are amortized on a straight-line basis over weighted-average useful lives of 10 years and 9 years, respectively.
      In fiscal 2005, the Company acquired, in several steps, the Austrian engineering group VA Technologie AG (VA Tech) for acquisition costs of €1,049 (including €535 cash acquired). The VA Tech business was consolidated as of July 15, 2005, when it became a wholly owned subsidiary of Siemens. VA Tech’s metallurgy, power transmission and distribution, and infrastructure activities were mainly integrated into I&S and PTD to support their global market targets. Smaller portions were integrated into other business activities. In order to comply with a European antitrust ruling, the Company sold the majority of the VA Tech power generation business, including the hydropower activities, to Andritz AG of Austria, in May 2006. No gain or loss was recorded in connection with the sale of this business. The difference between the consideration received upon the sale and the book value of the business resulted in an increase in goodwill. Based on the final purchase price allocation for the VA Tech acquisition, approximately €130 was allocated to intangible assets subject to amortization and €1,120 to goodwill. Of the €130 intangible assets, €55 was allocated to order backlog and €26 to technology. Order backlog and technology are amortized on a straight-line basis over weighted-average useful lives of four and seven years, respectively.
      In July 2005, the Company completed the acquisition of all shares of Flender Holding GmbH, Germany (Flender), a supplier of mechanical and electrical drive equipment, focusing on gear technology. The primary reason for the acquisition was to enable the Company to offer a full drive train (motor, inverter, gear) to customers. The business is being integrated into A&D and was consolidated as of July 2005. The acquisition costs amount to €702. Based on the final purchase price allocation, €409 was allocated to intangible assets subject to amortization and €433 was recorded as goodwill. Of the €409 intangible assets, €264 was allocated to customer relationships and €101 to technology. Customer relationships and technology are amortized over weighted-average amortization periods of 12 years and 10 years, respectively.
      In fiscal 2005, the Company acquired Bonus Energy A/S, Denmark, a supplier of wind energy systems and substantially all of the assets of Robicon Corporation, USA, a manufacturer of medium voltage drives and power controls. The combined purchase price of the two acquisitions amounts to €476.

ac)	Acquisitions in fiscal 2004
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
      In fiscal 2004, the Company acquired three entities—Trench Electric Holdings BV, Netherlands, a power engineering company and designer of specialized electrical products; BBC Technology Holdings Ltd., UK, an IT services business for the media industry primarily serving BBC; and the Huntsville, Alabama, USA business group of an automotive electronics manufacturer. The combined purchase price of the three entities amounts to €354.
      The Company made certain other acquisitions during the years ended September 30, 2006, 2005 and 2004, which did not have a significant effect on the Consolidated Financial Statements.

b)	Dispositions (including assets and liabilities held for disposal)

ba)	Dispositions in fiscal 2006 (including assets and liabilities held for disposal)
      At the beginning of April 2006, SBS closed the sale of its Product Related Services (PRS) business to Fujitsu Siemens Computers (Holding) BV.
      In June 2006, Siemens and Nokia Corporation (Nokia), Finland announced an agreement to contribute the carrier-related operations of Siemens, which are part of Com, and the Networks Business Group of Nokia into a new company, to be called Nokia Siemens Networks (NSN), in exchange for shares in NSN. Siemens and Nokia will each own an economic share of approximately 50% of NSN. Siemens expects to account for its investment in NSN using the equity method. The assets and liabilities of the carrier-related operations of Siemens are classified on the balance sheet as held for disposal and measured at the lower of their carrying amount or fair value less costs to sell. The transaction is expected to close in the first half of fiscal 2007 and is subject to customary regulatory approvals (European Union approval having been received on November 13, 2006), the completion of standard closing conditions, and agreement on a number of detailed implementation steps. Siemens expects to realize a gain on this transaction.

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
      The carrying amounts of the major classes of assets and liabilities held for disposal as of September 30, 2006, for carrier-related operations were as follows:

September 30,
2006

Accounts receivable, net	2,391
Inventories, net	1,803
Goodwill	216
Property, plant and equipment, net	411
Other assets	849

Assets held for disposal	5,670

Accounts payable	1,788
Accrued liabilities	896
Pension plans and similar commitments	198
Other accruals and provisions	233
Payroll and social security taxes	318
Other liabilities	796

Liabilities held for disposal	4,229

      In the context of the overall reorganization of its Com segment, the Company plans to dispose of the enterprise networks business, which is part of Com, in fiscal 2007. The assets and liabilities of the enterprise networks business were classified on the balance sheet as held for disposal and measured at the lower of their carrying amount or fair value less costs to sell.
      The carrying amounts of the major classes of assets and liabilities held for disposal as of September 30, 2006, for enterprise-related operations were as follows:

September 30,
2006

Accounts receivable, net	315
Inventories, net	332
Goodwill	152
Property, plant and equipment, net	230
Other assets	490

Assets held for disposal	1,519

Accounts payable	290
Accrued liabilities	196
Pension plans and similar commitments	185
Other accruals and provisions	130
Payroll and social security taxes	132
Other liabilities	383

Liabilities held for disposal	1,316

      In the fourth quarter of fiscal 2005, Siemens announced the carve out of the Distribution and Industry Logistics (DI) and Material Handling Products (MHP) divisions, formerly of the Logistics and Assembly Systems Group (L&A), into separate entities (Dematic business). The Dematic business has been reported in Other Operations for all periods presented. In June 2006, Siemens signed an agreement to divest a significant

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
portion of its Dematic business to Triton Managers II Limited based in Jersey. Closing of the transaction occurred on August 31, 2006. The disposal loss on the transaction amounted to €53 and is reported in Other operating income (expense), net.

bb)	Dispositions in fiscal 2005
      In fiscal 2005, Siemens sold its Mobile Devices (MD) business. For further information see the comments on Discontinued Operations.

bc)	Dispositions in fiscal 2004
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

c)	Discontinued Operations
      In fiscal 2005, Siemens signed an agreement to sell its MD business, which was part of Com, to BenQ Corporation (BenQ) based in Taiwan (the Agreement). The Agreement also provided for the sale of MD’s operation included in Siemens Shanghai Mobile Communications Ltd. in the Peoples Republic of China (SSMC), subject to the consent of the Company’s minority shareholders which was obtained in July 2005. The MD transaction, excluding SSMC and activities in certain countries (Deferred Countries), was completed on September 30, 2005. In fiscal 2005, the loss recognized on the sale of MD (excluding SSMC), amounted to €546 and was composed of €413 losses directly attributable to BenQ and €133 additional exit related charges. As part of the Agreement, Siemens purchased €50 in Global Depositary Receipts (GDR’s) on common shares in BenQ in December 2005, which at that time represented a 2.4 percent investment in BenQ (see Note 9). All of the MD activities for which the transaction was not completed as of September 30, 2005, including the MD operations of Siemens Shanghai Mobile Communications Ltd. in the Peoples Republic of China, were sold in fiscal 2006. No additional direct gain or loss on the transaction was realized in fiscal 2006. The loss from discontinued operations in fiscal 2006 resulted from charges pursuant to the terms of the disposal transaction, including substantial effects stemming from the insolvency of BenQ Mobile GmbH & Co. OHG, Germany.
      As of September 30, 2005, assets and liabilities related to transactions not yet closed as of the balance sheet date (Deferred Countries and SSMC) were classified as held for disposal and measured at the lower of their carrying amount or fair value less cost to sell. The carrying amounts of the major classes of assets and liabilities held for disposal as of September 30, 2005 were as follows:

September 30,
2005

Inventories, net	104
Accounts receivable, net	89
Other (thereof Property, plant and equipment, net €43)	52

Assets held for disposal	245

Accounts payable	228
Other liabilities	61

Liabilities held for disposal	289

      As of September 30, 2006, the respective amounts of assets and liabilities held for disposal were zero.

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
      The MD business is reported as discontinued operations. The net results of discontinued operations (MD including SSMC and Deferred Countries) for current and prior periods are reported in Income (loss) from discontinued operations, net of income taxes.
      In fiscal 2006, 2005 and 2004, the Disposal Group’s net sales were €475, €3,374 and €4,979, respectively. Loss before income taxes after minority interests reported in discontinued operations amounted to €(92), €(1,308) and €(151), respectively for fiscal 2006, 2005 and 2004.

4.	Other operating income (expense), net

	Year ended September 30,

	2006	2005	2004

Impairment of goodwill	—	(262)	(433)
Gains on sales of real estate, net	136	177	64
Gains (losses) on sales and disposals of businesses, net	(59)	49	182
Other, net	128	27	15

	205	(9)	(172)

      Impairment of goodwill of €262, in fiscal 2005, relates to Siemens Business Services’ (SBS) reporting unit Operation-Related Services. In fiscal 2004, €433 goodwill impairment is attributable to the Distribution and Industry Logistics and Airport Logistics reporting units, formerly of the L&A Group (see Notes 3 and 30 concerning changes regarding L&A).
      Gains (losses) on sales and disposals of businesses, net in fiscal 2006, includes a pre-tax loss of €53 from the Company’s sale of its Dematic business (see Note 3). Gains (losses) on sales and disposals of businesses, net in fiscal 2004, includes a pre-tax gain of €105 from the Company’s sale of its Life Support Systems business to Getinge AB, Sweden and €93 from the sale of 74.9% of its banking software company Kordoba (see Note 3).
      Other, net in fiscal 2006, includes a gain of €70 related to the settlement of an arbitration proceeding.

5.	Income (loss) from investments in other companies, net

	Year ended September 30,

	2006	2005	2004

Share in earnings (losses) from equity investees, net	449	499	460
Write-downs on investments	(85)	(85)	(84)
Income from investments	78	95	35
Gains on sales of investments	198	58	617
Loss on sales of investments	(10)	(9)	(5)
Other	17	26	8

	647	584	1,031

      Gains on sales of investments, in fiscal 2006, includes a pre-tax gain of €84 related to the sale of the Company’s interest in SMS Demag AG. Gains on sales of investments, in fiscal 2004, includes a pre-tax gain of €590 related to the sale of Infineon Technologies AG (Infineon) shares in fiscal 2004. In connection with the fiscal 2004 sale of Infineon shares, an income tax benefit of €246 was recognized upon the reversal of deferred tax liabilities accrued in connection with intercompany sales of Infineon shares in prior periods. As a result of the sale of Infineon shares in fiscal 2004, the Company reduced its ownership interest in Infineon’s outstanding shares to 18.2% and lost its ability to exercise significant influence over Infineon’s operating and financial

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
policies. Therefore, the Company ceased accounting for Infineon under the equity method and began reporting its interest as an available-for-sale marketable security at fair value (see Note 9).

6.	Income from financial assets and marketable securities, net

	Year ended September 30,

	2006	2005	2004

Gains on sales of available-for-sale securities, net	402	243	54
Other financial gains (losses), net	(65)	54	15

	337	297	69

      In fiscal 2006, Gains on sales of available-for-sale securities, net, includes gains of €356, €15 and €33, respectively, on the sales of the Company’s remaining interests in Juniper Networks, Inc. (Juniper), Epcos AG and Infineon Technologies AG (Infineon), respectively. In fiscal 2005, Gains on sales of available-for-sale securities, net, includes a gain on the sale of shares in Juniper Networks, Inc. (Juniper) of €208. For further information, see Note 9.
      In fiscal 2006, 2005 and 2004, Other financial gains (losses), net includes impairments of certain marketable securities totaling €20, €4 and €7, respectively, where the decline in value was determined to be other than temporary.

7.	Interest income, net

	Year ended September 30,

	2006	2005	2004

Other interest income, net	202	241	254
Interest income (expense) of Operations, net	(39)	(32)	20

Total interest income, net	163	209	274

Thereof: Interest and similar income	768	720	723
Thereof: Interest and similar expense	(605)	(511)	(449)
      Interest income (expense) of Operations, net includes interest income and expense primarily related to receivables from customers and payables to suppliers, interest on advances from customers and advanced financing of customer contracts. Other interest income, net includes all other interest amounts primarily consisting of interest relating to corporate debt and related hedging activities, as well as interest income on corporate assets.

8.	Income taxes
      Income (loss) from continuing operations before income taxes is attributable to the following geographic regions:

	Year ended September 30,

	2006	2005	2004

Germany	(78)	521	1,234
Foreign	4,449	3,664	3,135

	4,371	4,185	4,369

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
      Income tax expense (benefit) consists of the following:

	Year ended September 30,

	2006	2005	2004

Current:
German corporation and trade taxes	328	178	315
Foreign income taxes	1,090	931	603

	1,418	1,109	918

Deferred:
Germany	(579)	(11)	(176)
Foreign	239	(119)	25

	(340)	(130)	(151)

Income tax expense, net	1,078	979	767

      For the fiscal years ended September 30, 2006, 2005 and 2004, the Company was subject to German federal corporation tax at a base rate of 25% plus solidarity surcharge of 5.5% on federal corporation taxes payable. As a result, the statutory rates for the years ended September 30, 2006, 2005 and 2004 consist of the federal corporate tax rate, including solidarity surcharge, of 26.4%, and trade tax net of federal benefit of 12.6%, for a combined rate of 39%.
      Income tax expense, net in fiscal 2006 includes €(73) related to income tax charges recognized in connection with the internal investigation launched in November 2006 (see Notes 2 and 32).
      Income tax expense differs from the amounts computed by applying statutory German income tax rates (39% for each of the fiscal years ended September 30, 2006, 2005 and 2004) as follows:

	Year ended September 30,

	2006	2005	2004

Expected income tax expense	1,705	1,632	1,704
Increase (decrease) in income taxes resulting from:
Non-deductible losses and expenses	181	116	101
Goodwill and acquired in-process research and development*	—	(139)	139
Tax-free income	(94)	(77)	(110)
Change in tax base of investments	—	—	78
Tax-free gains and non-deductible losses from sales of business interests	(237)	(34)	(476)
Taxes for prior years	(51)	—	55
Movement in valuation allowance	70	(8)	(24)
Effect of change in German tax rates	—	—	6
Foreign tax rate differential	(406)	(448)	(650)
Tax effect of equity method investments	(133)	(121)	(109)
Other	43	58	53

Actual income tax expense	1,078	979	767

*	Fiscal 2005 includes €(233) in tax benefits related to previously unrecognized tax deductions arising from a partial reorganization of certain businesses for which related goodwill was written off in previous periods.

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
     Deferred income tax assets and liabilities on a gross basis are summarized as follows:

	September 30,

	2006	2005

Current assets:
Inventories	565	733
Receivables	597	226
Accrued liabilities	811	959
Liabilities	776	468
Tax loss and credit carryforward	470	52
Other	445	212

Total current deferred tax assets, before valuation allowances	3,664	2,650

Valuation allowances	(48)	(6)

Current deferred tax assets	3,616	2,644

Current liabilities:
Inventories	1,752	1,766
Receivables	299	436
Accrued liabilities	213	192
Liabilities	268	51
Other	132	653

Current deferred tax liabilities	2,664	3,098

Current deferred tax (liability) assets, net	952	(454)

Non-current assets:
Long-term investments	814	629
Intangibles	120	232
Property, plant and equipment	375	285
Retirement plans	3,694	4,565
Accrued liabilities	757	564
Liabilities	274	357
Tax loss and credit carryforward	1,971	2,273
Other	608	415

Total non-current deferred tax assets, before valuation allowances	8,613	9,320
Valuation allowances	(471)	(619)

Non-current deferred tax assets	8,142	8,701

Non-current liabilities:
Intangibles	506	528
Property, plant and equipment	849	771
Accrued liabilities	462	292
Liabilities	55	46
Other	1,737	1,258

Non-current deferred tax liabilities	3,609	2,895

Non-current deferred tax assets, net	4,533	5,806

Total deferred tax assets, net	5,485	5,352

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
      As of September 30, 2006, the Company had €6,455 of gross tax loss carryforwards. Of the total, €5,694 tax loss carryforwards have unlimited carryforward periods and €761 expire over the periods to 2023. An amount of €202 in valuation allowances for deferred tax assets would be allocated to reduce goodwill or other intangible assets of acquired entities should the related tax benefits be subsequently recognized.
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
      The Company provides for income taxes or foreign withholding taxes on the cumulative earnings of foreign subsidiaries when it is determined that such earnings either will be subject to taxes or are intended to be repatriated. In fiscal year 2006, income taxes on cumulative earnings of €8,307 of foreign subsidiaries have not been provided for because such earnings will either not be subject to any such taxes or are intended to be indefinitely reinvested in those operations. It is not practicable to estimate the amount of the unrecognized deferred tax liabilities for these undistributed foreign earnings.
      The Company’s income tax returns are routinely examined by domestic and foreign tax authorities. We believe that the Company’s accruals for tax liabilities are adequate for all open years, based on the assessment of many factors including past experience and interpretations of tax law applied to the facts of each matter.
      Including the items charged or credited directly to related components of AOCI and the benefit from discontinued operations, the provision (benefit) for income taxes consists of the following:

	Year ended September 30,

	2006	2005	2004

Provision for income taxes	1,078	979	767
Discontinued operations	(38)	(498)	(106)
Shareholders’ equity for other comprehensive income (loss)	405	(763)	588

	1,445	(282)	1,249

9. Marketable securities
      As of September 30, 2006 and 2005, the Company’s portfolio of marketable securities is composed of securities classified as available-for-sale. The following tables summarize the current portion of the Company’s investment in available-for-sale securities:

	September 30, 2006

			Unrealized

	Cost	Fair Value	Gain	Loss

Equity securities	64	81	17	—
Debt securities	498	492	—	6
Fund securities	23	23	—	—

	585	596	17	6

SIEMENS
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
      Proceeds from sales of available-for-sale securities for the years ended September 30, 2006, 2005 and 2004 were €2,701, €356 and €186, respectively. Gross realized gains on sales of available-for-sale securities for the years ended September 30, 2006, 2005 and 2004 were €409, €243 and €58, respectively. Gross realized losses on sales of available-for-sale securities for the years ended September 30, 2006, 2005 and 2004 were €7, €— and €4, respectively.
      In April 2006, the Company completed the sale of its remaining interest in Infineon, representing 136.3 million shares, for net proceeds of €1,127. The transaction resulted in a gain of €33 (see Note 6). In connection with the sale, €50 was reclassified from Accumulated other comprehensive income (loss), net of income tax to earnings. As a result of the transaction, the Company no longer owns any shares of Infineon. As of September 30, 2005, the Company had an 18.2% ownership interest in Infineon.
      In March 2006, the Company sold its remaining interest in Epcos AG, representing 8.2 million shares, for net proceeds of €90. The transaction resulted in a pre-tax gain of €15 (see Note 6).
      In November 2005, the Company sold its remaining interest in Juniper, representing 22.8 million shares, for net proceeds of €465. The transaction resulted in a pre-tax gain of €356 (see Note 6).
      In fiscal 2006 the Company made total investments of €1,409 in debt securities. The net proceeds from the sale of debt securities in fiscal 2006 totaled €986.
      As part of the MD transaction, Siemens purchased €50 in Global Depositary Receipts (GDR’s) on common shares in BenQ in December 2005, which at that time represented a 2.4 percent investment in BenQ. The GDR’s were impaired by €20 as at September 30, 2006. The related impairment charge is included in Income from financial assets and marketable securities, net.
      Fiscal 2005 includes the sale of 13 million shares of Juniper for net proceeds of €263 resulting in a pre-tax gain of €208 (see Note 6).

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
10. Accounts receivable, net

	September 30,

	2006	2005

Trade receivables from the sale of goods and services, net	13,620	15,465
Receivables from sales-type and direct finance leases, net	1,482	1,488
Receivables from associated and related companies, net	47	169

	15,149	17,122

      Related companies are those in which Siemens has an ownership interest of less than 20% and exercises no significant influence over their operating and financial policies.
      The valuation allowance on the Company’s current and long-term receivables (see also Notes 12 and 17) changed as follows:

	Year ended September 30,

	2006	2005	2004

Valuation allowance as of beginning of fiscal year	1,199	1,127	1,453
Increase (decrease) in valuation allowances recorded in the income statement in the current period	167	201	15
Write-offs charged against the allowance	(263)	(185)	(363)
Recoveries of amounts previously written-off	40	34	41
Foreign exchange translation adjustment	(22)	22	(19)
Reclassification to Assets held for disposal	(165)	—	—

Valuation allowance as of fiscal year-end	956	1,199	1,127

      Receivables from sales-type and direct finance leases are due as follows:

September 30,
2006

2007	1,679
2008	1,288
2009	860
2010	540
2011	310
Thereafter	284

Minimum future lease payments	4,961
Less: Unearned income	(605)
Less: Allowance for doubtful accounts	(116)
Plus: Unguaranteed residual values	211

Net investment in lease receivables	4,451
Less: Long-term portion	(2,969)

Receivables from sales-type and direct finance leases, current	1,482

      Investments in sales-type and direct finance leases relate primarily to medical engineering and data processing equipment. Investments in direct financing leases also include leases of industrial and consumer products of third party manufacturers. Actual cash flows will vary from contractual maturities due to future sales of finance receivables, prepayments and write-offs.

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
      See Note 3 for further information on Accounts receivable, net reclassified to Assets held for disposal.
11. Inventories, net

	September 30,

	2006	2005

Raw materials and supplies	2,609	2,452
Work in process	2,975	2,724
Costs and earnings in excess of billings on uncompleted contracts	7,085	7,242
Finished goods and products held for resale	2,544	2,696
Advances to suppliers	667	558

	15,880	15,672
Advance payments received	(3,090)	(2,860)

	12,790	12,812

      See Note 3 for further information on Inventories, net reclassified to Assets held for disposal.
12. Other current assets

	September 30,

	2006	2005

Taxes receivable	1,180	1,247
Loans receivable	472	535
Other receivables from associated and related companies	239	258
Other	2,314	3,190

	4,205	5,230

      Other includes prepaid expenses and derivative financial instruments with positive fair values.
13. Long-term investments

	September 30,

	2006	2005

Investments in associated companies	3,097	2,976
Miscellaneous investments	825	792

	3,922	3,768

      Miscellaneous investments generally include interests in other companies for which there is no readily determinable market value and which are recorded at the lower of cost or net realizable value.

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
14. Goodwill

			Acquisitions	Dispositions and
		Translation	and Purchase	reclassifications
		adjustment	Accounting	to Assets held for
	10/1/05	and other	Adjustments	disposal	Impairments	9/30/2006

Operations
Communications (Com)	385	(13)	(4)	(368)	—	—
Siemens Business Services (SBS)	128	—	1	—	—	129
Automation and Drives (A&D)	936	(11)	76	—	—	1,001
Industrial Solutions and Services (I&S)	931	(23)	195	—	—	1,103
Siemens Building Technologies (SBT)	444	(9)	126	—	—	561
Power Generation (PG)	1,224	(21)	212	—	—	1,415
Power Transmission and Distribution (PTD)	629	(4)	31	—	—	656
Transportation Systems (TS)	172	—	—	—	—	172
Siemens VDO Automotive (SV)	1,529	(1)	4	—	—	1,532
Medical Solutions (Med)	2,100	(94)	790	—	—	2,796
Osram	86	(3)	3	—	—	86
Other Operations	235	—	(40)	—	—	195
Financing and Real Estate
Siemens Financial Services (SFS)	131	1	(2)	—	—	130
Siemens Real Estate (SRE)	—	—	—	—	—	—

Siemens	8,930	(178)	1,392	(368)	—	9,776

			Acquisitions
		Translation	and Purchase
		adjustment	Accounting
	10/1/04	and other	Adjustments	Dispositions	Impairments	9/30/2005

Operations
Communications (Com)	315	14	73	—	17	385
Siemens Business Services (SBS)	269	4	117	—	262	128
Automation and Drives (A&D)	388	8	540	—	—	936
Industrial Solutions and Services (I&S)	381	6	544	—	—	931
Siemens Building Technologies (SBT)	415	8	21	—	—	444
Power Generation (PG)	1,027	14	183	—	—	1,224
Power Transmission and Distribution (PTD)	320	15	294	—	—	629
Transportation Systems (TS)	111	—	61	—	—	172
Siemens VDO Automotive (SV)	1,524	—	5	—	—	1,529
Medical Solutions (Med)	1,514	79	512	5	—	2,100
Osram	78	4	4	—	—	86
Other Operations	52	—	183	—	—	235
Financing and Real Estate
Siemens Financial Services (SFS)	82	—	49	—	—	131
Siemens Real Estate (SRE)	—	—	—	—	—	—

Siemens	6,476	152	2,586	5	279	8,930

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
      In fiscal 2006, the net increase in goodwill was €846. The increase of €1,392 related to acquisitions and purchase accounting adjustments was offset by €(178) primarily for U.S.$ currency translation adjustments and €(368) of goodwill formerly at Com that was reclassified as part of Assets held for disposal. Med’s acquisition of DPC increased goodwill by €751. For further information on acquisitions, dispositions (including assets held for disposal) and discontinued operations see Note 3. No goodwill was impaired or written off in fiscal 2006.
      In fiscal 2005, goodwill increased by €2,454. The increase of €152 in foreign currency translation and other adjustments results primarily from the strengthening of the U.S.$ against the Euro. The VA Tech acquisition resulted in additions to goodwill of €1,027. Med’s acquisition of CTI, and A&D’s acquisition of Flender increased goodwill by €525 and €452, respectively.
      During the fourth quarter of fiscal 2005, the Company recorded a goodwill impairment of €262. Based on the results of the Company’s analysis of projects at SBS’s reporting unit Operation-Related Services (ORS) in connection with changing markets and competition in outsourcing business and structural challenges to attaining originally targeted profitability, the Company revised its related business plan and concluded that goodwill of ORS was impaired. Significant cost pressure due to excess capacity, the necessity for restructuring efforts and the need for new investments in order to achieve a competitive market position caused the Company to reassess its estimated future cash flows from its ORS business to a level materially below earlier estimates. The fair value of the reporting unit was estimated using the present value of expected future cash flows.
15. Other intangible assets, net

							Net		Net
							book		book
							value	Accumulated	value	Amortization
		Translation				Accumulated	as of	amortization	as of	during fiscal
	10/1/05	adjustment	Additions	Retirements*	9/30/06	amortization	9/30/06	10/1/05	10/1/05	year 2006

Software	2,253	(46)	565	866	1,906	1,009	897	1,312	941	329
Patents, licenses and similar rights	3,675	(62)	649	230	4,032	1,686	2,346	1,509	2,166	356

Other intangible assets	5,928	(108)	1,214	1,096	5,938	2,695	3,243	2,821	3,107	685

*	Includes Other intangible assets, net reclassified to Assets held for disposal.
     Amortization expense for the years ended September 30, 2005 and 2004 was €701 and €625, respectively.
      The estimated amortization expense of Other intangible assets, net for the next five fiscal years is as follows:

Fiscal year

2007	513
2008	476
2009	383
2010	299
2011	284

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
16. Property, plant and equipment, net

								Net		Net	Depreciation
								book		book	and
								value	Accumulated	value	impairment
		Translation		Reclassi-			Accumulated	as of	depreciation	as of	during fiscal
	10/1/05	adjustment	Additions	fications	Retirements*	9/30/06	depreciation	9/30/06	10/1/05	10/1/05	year 2006

Land and buildings	9,873	(102)	580	200	751	9,800	4,807	4,993	4,878	4,995	308
Technical machinery and equipment	9,758	(119)	740	342	941	9,780	6,709	3,071	6,757	3,001	694
Furniture and office equipment	9,895	(122)	1,152	58	2,577	8,406	6,467	1,939	7,635	2,260	1,043
Equipment leased to others	1,656	(45)	672	11	680	1,614	644	970	786	870	196
Advances to suppliers and construction in progress	891	(15)	963	(611)	128	1,100	1	1,099	5	886	1

Property, plant and equipment	32,073	(403)	4,107	—	5,077	30,700	18,628	12,072	20,061	12,012	2,242

*	Includes Property, plant and equipment, net reclassified to Assets held for disposal (see Note 3 for further information).
     In fiscal 2005, as a result of a corporate-level strategic plan concerning the DI and MHP businesses (see Note 30 for further information), updated undiscounted cash flow projections based on revised operating plans were used to determine whether the long-lived assets were impaired. Discounted cash flows were then used to estimate the fair value of the assets and units resulting in an impairment charge of €98.
17. Other assets

	September 30,

	2006	2005

Long-term portion of receivables from sales and finance leases (see Note 10)	2,969	2,899
Prepaid pension assets	534	166
Long-term loans receivable	452	736
Other	1,411	1,463

	5,366	5,264

18. Accrued liabilities
      Thereof current portion:

	September 30,

	2006	2005

Employee related costs	2,570	2,876
Product warranties	1,890	2,027
Income and other taxes	1,559	1,599
Accrued losses on uncompleted contracts	898	1,185
Other	2,209	2,489

	9,126	10,176

      Employee related costs primarily include accruals for vacation pay, bonuses, accrued overtime and service anniversary awards, as well as provisions for severance payments.

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
      The current and non-current accruals for product warranties changed as follows:

	Year ended
	September 30,

	2006	2005

Accrual as of beginning of fiscal year (thereof current €2,027 and €2,096)	2,823	2,824
Amount charged to expense in current period (additions)	1,239	1,137
Reduction due to payments in cash or in kind (usage)	(916)	(1,007)
Foreign exchange translation adjustment	(26)	30
Changes related to existing warranties and other changes*	(489)	(161)

Accrual as of fiscal year-end (thereof current €1,890 and €2,027)	2,631	2,823

*	In fiscal 2006 and 2005, Changes related to existing warranties and other changes includes €333 and €45, respectively, reclassified to Liabilities held for disposal (see Note 3 for further information).
19. Other current liabilities

	September 30,

	2006	2005

Billings in excess of costs and estimated earnings on uncompleted contracts and related advances	6,174	4,752
Payroll and social security taxes	1,904	2,422
Bonus obligations	1,070	1,202
Sales and other taxes	1,191	953
Deferred income	430	724
Liabilities to associated and related companies	328	392
Accrued interest	157	136
Other liabilities	1,897	2,477

	13,151	13,058

      Other liabilities includes derivative financial instruments with negative fair values.

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
20. Debt

	September 30,

	2006	2005

Short-term
Notes and bonds	1,149	1,625
Loans from banks	659	673
Other financial indebtedness	314	1,612
Obligations under capital leases	53	89

Short-term debt and current maturities of long-term debt	2,175	3,999
Long-term
Notes and bonds (maturing 2007-2066)	12,285	6,826
Loans from banks (maturing 2007-2016)	342	613
Other financial indebtedness (maturing 2007-2018)	508	733
Obligations under capital leases	264	264

Long-term debt	13,399	8,436

	15,574	12,435

      As of September 30, 2006, weighted-average interest rates for loans from banks, other financial indebtedness and obligations under capital leases were 5.0% (2005: 4.5%), 4.4% (2005: 4.1%) and 6.0% (2005: 6.1%), respectively. In some countries, the Company has pledged securities and executed promissory notes to secure borrowings in conformity with local practice.
          Commercial paper
      The Company has agreements with financial institutions under which it may issue up to €3.0 billion of commercial paper and U.S.$5.0 billion (approximately €3.9 billion) of commercial paper. As of September 30, 2006 and 2005, outstanding commercial paper totaled €— and €1,484 (interest rates from 3.00% to 3.87%), respectively.
          Credit facilities
      The credit facilities at September 30, 2006 consisted of approximately €7.6 billion in unused committed lines of credit. These include a U.S.$5.0 billion syndicated multi-currency revolving credit facility expiring March 2012 provided by a syndicate of international banks and a revolving credit facility for an aggregate amount of €450 expiring in September 2012 provided by a domestic bank. In addition, in August 2006 the Company established a U.S.$4.0 billion syndicated multi-currency term loan and revolving credit facility expiring August 2013 provided by a syndicate of international banks. The facility comprises a U.S.$1.0 billion term loan and a U.S.$3.0 billion revolving tranche. Borrowings under these credit facilities bear interest of 0.15% above either EURIBOR (Euro Interbank Offered Rate) in case of a drawdown in euros, or LIBOR (London Interbank Offered Rate) in case of a drawdown in one of the other currencies agreed on. As of September 30, 2006 and 2005, the full amounts of these lines of credit remained unused. Commitment fees for the years ended September 30, 2006, 2005 and 2004 totaled approximately €2, €3 and €3, respectively. The facilities are for general business purposes.
Notes and bonds
      The Company has agreements with financial institutions under which it may issue up to €5.0 billion in medium-term notes. In March 2006, the Company updated its €5.0 billion medium-term note program and issued U.S.$ 1.0 billion under this program comprising U.S.$500 million floating rate notes due March 2012, bearing

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
interest of 0.15% above LIBOR and U.S.$500 million 5.625% notes due March 2016. As of September 30, 2006 and 2005, approximately €1.7 billion and €1 billion, respectively, were outstanding under this medium-term note program.
      In August 2006, the Company issued U.S.$5.0 billion notes, which are unconditional and irrevocably guaranteed as to payment of principal and interest by Siemens. These notes were issued in four tranches of

•	U.S.$750 million Floating Rate Notes (U.S.$LIBOR + 0.05%) due August 14, 2009,

•	U.S.$750 million 5.5% Notes due February 16, 2012,

•	U.S.$1.750 billion 5.75% Notes due October 17, 2016 and

•	U.S.$1.750 billion 6.125% Notes due August 17, 2026.
      For the floating rate notes the Company may, on or after February 14, 2008, redeem all or some of the Notes at the early redemption amount, according to the conditions of the bond. For the fixed rate notes, the Company may redeem at any time all or some of the notes at the early redemption amount (call) according to the conditions of the bond.
      In September 2006, the Company issued a subordinated Hybrid Capital Bond, which is on a subordinated basis guaranteed by Siemens. The subordinated bond was issued in a EUR tranche of €900 and a British pound tranche of £750 million, both with a legal final maturity on September 14, 2066 and with a call option for Siemens after 10 years or thereafter. The bonds bear a fixed interest rate (5.25% for the EUR tranche and 6.125% for the British pound tranche) until September 14, 2016, thereafter, floating rate interest according to the conditions of the bond.
      Details of the Company’s notes and bonds are as follows:

	September 30, 2006			September 30, 2005

	Currency			Currency

	(notional amount)		€*	(notional amount)		€*

5.0% 2001/2006 EUR bonds	—	—	—	EUR	1,595	1,625
2.5% 2001/2007 Swiss franc bonds	CHF	250	158	CHF	250	158
5.5% 1997/2007 EUR bonds	EUR	991	991	EUR	991	991
6% 1998/2008 U.S.$ notes	USD	970	799	USD	970	865
U.S.$ LIBOR+0.05% 2006/2009 U.S.$ notes	USD	750	592	—	—	—
1.375% 2003/2010 EUR convertible notes	EUR	2,497	2,497	EUR	2,500	2,500
11% 2003/2010 EUR senior notes	EUR	56	61	EUR	74	86
5.75% 2001/2011 EUR bonds	EUR	2,000	2,107	EUR	2,000	2,226
5.5% 2006/2012 U.S.$ notes	USD	750	601	—	—	—
U.S.$ LIBOR+0.15% 2006/2012 U.S.$ notes	USD	500	394	—	—	—
5.75% 2006/2016 U.S.$ notes	USD	1,750	1,413	—	—	—
5.625% 2006/2016 U.S.$ notes	USD	500	399	—	—	—
6.125% 2006/2026 U.S.$ notes	USD	1,750	1,428	—	—	—
5.25% 2006/2066 EUR bonds	EUR	900	898	—	—	—
6.125% 2006/2066 GBP bonds	GBP	750	1,096	—	—	—

			13,434			8,451

*	Includes adjustments for fair value hedge accounting.
     In fiscal 2006, Siemens redeemed the outstanding amount of €1.6 billion of the 5% €-bond, which was due on July 4, 2006.

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
      The Company maintains approximately €2.5 billion of convertible notes through its wholly owned Dutch subsidiary, Siemens Finance B.V., which are fully and unconditionally guaranteed by Siemens AG. The convertible notes have a 1.375% coupon and are convertible into approximately 44.5 million shares of Siemens AG at a conversion price of €56.1681 per share, which is subject to change under certain circumstances. The conversion right is contingently exercisable by the holders upon the occurrence of one of several conditions, including, upon the Company’s share price having exceeded 110% of the conversion price on at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of any calendar quarter. This condition was met in the first quarter of fiscal 2004. In fiscal 2006 approximately €3 of convertible notes were exercised and were settled primarily in cash. In the third quarter of fiscal 2006, the Company irrevocably waived its option to pay a cash amount in lieu of the delivery of shares upon exercise of the conversion right. The Company may, at any time from June 18, 2007, redeem the notes outstanding at their principal amount together with interest accrued thereon, if Siemens’ share price exceeds 130% of the conversion price on any 15 of 30 consecutive trading days before notice of early redemption. Unless previously redeemed, converted or repurchased and cancelled, the notes mature on June 4, 2010.
      In connection with the acquisition of Flender in fiscal 2005 (see Note 3), Siemens assumed a €250, 11% senior note due 2010, of which the Company repurchased approximately €194. The Company has an option to repurchase the remaining €56 outstanding senior note on and after August 1, 2007 at contractually defined prices.
      In fiscal 2005, the Company redeemed and retired the remainder of the Siemens Nederland N.V. 1.0% exchangeable notes into shares of Infineon Technologies AG with a notional amount of €596. In fiscal 2004, the Company repurchased and retired €464.5 in notional amount of the Siemens Nederland N.V. 1.0% exchangeable notes into shares of Infineon Technologies AG, which resulted in a gain of €2. Additionally, in fiscal 2004, the Company repurchased €405 in notional amount of the 5% €-bond resulting in a loss of €1. During fiscal 2003, Siemens repurchased and retired €1,440 of the €2,500 Siemens Nederland N.V. 1.0% exchangeable notes and recognized a gain of €35.
      As of September 30, 2006, the aggregate amounts of indebtedness maturing during the next five years and thereafter are as follows (excluding capital leases which are disclosed separately):

Fiscal year

2007	2,122
2008	1,088
2009	643
2010	2,191
2011	2,582
Thereafter	6,631

15,257

Other financial indebtedness
      Other financial indebtedness includes €512 and €520, as of September 30, 2006 and 2005, respectively, for the Company’s continuing involvement in certain real estate assets sold or transferred in which Siemens has retained significant risks and rewards of ownership, including circumstances in which Siemens participates directly or indirectly in the change in market value of the property. Therefore, these transactions have been accounted for as financing obligations. These real estate properties are carried on the Company’s Consolidated Balance Sheets and no sale and profit has been recognized.

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
          Obligations under capital leases
      As of September 30, 2006, the minimum lease payments under capital leases for the next five years and thereafter are as follows:

Fiscal year

2007	73
2008	68
2009	40
2010	37
2011	69
Thereafter	121

Minimum lease payment obligation	408
Less: unamortized interest expense	(91)

Obligations under capital leases	317
Less: current portion	(53)

264

21. Pension plans and similar commitments
      Pension benefits provided by Siemens are currently organized primarily through defined benefit pension plans which cover virtually all of the Company’s domestic employees and many of the Company’s foreign employees. To reduce the risk exposure to Siemens arising from its pension plans, the Company has implemented new plans whose benefits are predominantly based on contributions made by the Company. In order to fund Siemens’ pension obligations, the Company’s major pension plans are funded with assets in segregated pension entities. Furthermore, the Company provides other postretirement benefits, which primarily consist of transition payments to German employees after retirement as well as postretirement health care and life insurance benefits to U.S. employees. These predominantly unfunded other postretirement benefit plans are qualified as defined benefit plans under U.S. GAAP.
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
      An employee’s final benefit entitlement at regular retirement age may be higher than the fixed benefits at the measurement date due to future compensation or benefit increases. The net present value of this ultimate future benefit entitlement for service already rendered is represented by the projected benefit obligation (PBO), which is actuarially calculated with consideration for future compensation increases.
      The accrued benefit cost is equal to the PBO when the assumptions used to calculate the PBO such as discount rate, compensation increase rate and pension progression rate are achieved. In the case of funded plans, the market value of the external assets is offset against the benefit obligations. The net liability or asset recorded

SIEMENS
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
      The Consolidated Balance Sheets include the following significant components related to pension plans and similar commitments based upon the situation as of September 30, 2006 and 2005:

	2006	2005

Accumulated other comprehensive income	(9,413)	(10,879)
thereof principal pension benefit plans	(9,122)	(10,573)
Less income tax effect	3,576	4,109
thereof principal pension benefit plans	3,372	3,824
Accumulated other comprehensive income, net of income taxes	(5,837)	(6,770)
thereof principal pension benefit plans	(5,750)	(6,749)
Principal pension benefit plans	2,039	2,749
Principal other postretirement benefit plans	1,223	1,317
Other	1,222	852
Reclassification to Liabilities held for disposal	(383)	(1)
Accruals for pension plans and similar commitments	4,101	4,917
          Consolidated Statements of Income
      The recognized expense related to pension plans and similar commitments in the Consolidated Statements of Income is referred to as net periodic pension cost (NPPC) and consists of several separately calculated and presented components. NPPC is comprised of the service cost, which is the actuarial net present value of the part of the PBO for the service rendered in the respective fiscal year; the interest cost for the expense derived from the addition of accrued interest on the PBO at the end of the preceding fiscal year on the basis of the identified discount rate; and the expected return on plan assets in the case of funded benefit plans. Actuarial gains and losses, resulting for example from an adjustment of the discount rate, and asset gains and losses, resulting from a deviation of actual and expected return on plan assets, are not recognized in the Consolidated Statements of Income as they occur. If these unrecognized gains and losses exceed 10% of the higher of PBO or market-related value of plan assets, they are amortized over the remaining service period of the active employees as a separate component of NPPC.
      In the Consolidated Statements of Income, NPPC is allocated among functional costs (cost of sales, research and development, marketing, selling and general administrative expense), according to the function of the employee groups accruing benefits.

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
      In the Consolidated Statements of Income, NPPC expenses before income taxes for the Company’s principal pension and other postretirement benefits in fiscal 2006 aggregated to €1,149 compared to €1,009 in the previous fiscal year.
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
      In the Consolidated Statements of Cash Flow, the Company’s principal pension and other postretirement benefits resulted in net cash used in operating activities of €797 compared to €2,082 in the previous fiscal year. The separately reported supplemental cash contributions to pension trusts in fiscal 2006 and 2005 of €— and €1,496, respectively, were included in these amounts.
Principal pension benefits
      The principal pension benefit plans cover approximately 535,000 participants, including 252,000 active employees, 91,000 former employees with vested benefits and 192,000 retirees and surviving dependents. Individual benefits are generally based on eligible compensation levels and/or ranking within the Company hierarchy and years of service. Retirement benefits under these plans vary depending on legal, fiscal and economic requirements in each country. The majority of Siemens’ active employees in Germany participate in a recently introduced pension scheme, the BSAV (Beitragsorientierte Siemens Altersversorgung). The BSAV is a fully funded defined benefit pension plan whose benefits are predominantly based on contributions made by the company and returns earned on such contributions, subject to a minimum return guaranteed by the Company. The BSAV is funded via the BSAV Trust. In connection with the implementation of the BSAV, benefits provided under defined benefit pension plans funded via the Siemens German Pension Trust were modified to substantially eliminate the effects of compensation increases.
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

	September 30, 2006			September 30, 2005

	Total	Domestic	Foreign	Total	Domestic	Foreign

Fair value of plan assets	23,528	15,023	8,505	21,479	14,349	7,130
Projected benefit obligation (PBO)	26,245	16,372	9,873	24,977	15,932	9,045

Funded status(1)	(2,717)	(1,349)	(1,368)	(3,498)	(1,583)	(1,915)
Germany	(1,349)			(1,583)
U.S.	(435)			(858)
U.K.	(624)			(779)
Other	(309)			(278)
Unrecognized net losses(2)	10,575	8,653	1,922	11,835	9,198	2,637
Unrecognized prior service cost (benefit)	(133)	(251)	118	(285)	(270)	(15)

Net amount recognized	7,725	7,053	672	8,052	7,345	707

Amounts recognized in the Consolidated Balance Sheets consist of:
Prepaid pension assets	534	—	534	166	—	166
Accrued pension liability	(2,039)	(1,289)	(750)	(2,749)	(1,504)	(1,245)
Intangible assets	108	—	108	62	—	62
Accumulated other comprehensive loss	9,122	8,342	780	10,573	8,849	1,724

Net amount recognized	7,725	7,053	672	8,052	7,345	707

(1)	Funded status: The funded status shows the surplus/(deficit) of the PBO relative to the plan assets as of the measurement date, and, where applicable, fundings between the measurement date and the balance sheet date. The PBO is calculated based on the projected unit credit method and reflects the net present value as of the measurement date of the accumulated pension entitlements of active employees, former employees with vested rights and of retirees and their surviving dependents with consideration of future compensation and pension increases.

(2)	Unrecognized net losses: The NPPC is determined at the beginning of the relevant measurement period based on assumptions for the discount rate, compensation increase rate and pension progression rate as well as the long-term rate of return on plan assets. The cumulative effect of differences between the actual experience and the assumed assumptions and changes in the assumptions are disclosed in the line item unrecognized net losses.
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

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
      A detailed reconciliation of the changes in the PBO for fiscal 2006 and 2005 as well as additional information by country is provided in the following table:

	September 30, 2006			September 30, 2005

	Total	Domestic	Foreign	Total	Domestic	Foreign

Change in projected benefit obligations:
Projected benefit obligation at beginning of year	24,977	15,932	9,045	20,794	13,851	6,943
Foreign currency exchange rate changes	(201)	—	(201)	185	—	185
Service cost	713	388	325	579	307	272
Interest cost	1,108	679	429	1,121	726	395
Settlements and curtailment	(1)	—	(1)	(5)	—	(5)
Plan participants’ contributions	49	—	49	46	—	46
Amendments and other	1,526	443	1,083	(85)	—	(85)
Actuarial (gains) losses, net	(587)	(196)	(391)	2,897	1,736	1,161
Acquisitions	89	59	30	624	138	486
Divestments	(303)	(145)	(158)	(147)	(75)	(72)
Benefits paid	(1,125)	(788)	(337)	(1,032)	(751)	(281)

Projected benefit obligation at end of year	26,245	16,372	9,873	24,977	15,932	9,045

Germany	16,372			15,932
U.S.	3,424			3,921
U.K.	3,354			3,098
Other	3,095			2,026
      The total projected benefit obligation at the end of the fiscal year includes approximately €10,537 for active employees, €3,009 for former employees with vested benefits and €12,699 for retirees and surviving dependents.
      In fiscal 2006, the PBO decreased due to an increase in discount rate for the domestic and foreign pension plans. In fiscal 2005, the PBO increased due to a decrease in discount rate for the domestic and foreign pension plans.

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
      The following table shows the change in plan assets for fiscal year 2006 and 2005 and some additional information concerning pension plans:

	September 30, 2006			September 30, 2005

	Total	Domestic	Foreign	Total	Domestic	Foreign

Change in plan assets:
Fair value of plan assets at beginning of year	21,479	14,349	7,130	17,708	11,965	5,743
Foreign currency exchange rate changes	(168)	—	(168)	135	—	135
Actual return on plan assets	1,291	741	550	2,289	1,596	693
Acquisitions and other	1,494	440	1,054	325	—	325
Divestments and other	(222)	(39)	(183)	(26)	—	(26)
Employer contributions (supplemental)	—	—	—	1,496	1,380	116
Employer contributions (regular)	730	320	410	535	159	376
Plan participants’ contributions	49	—	49	49	—	49
Benefits paid	(1,125)	(788)	(337)	(1,032)	(751)	(281)

Fair value of plan assets at end of year	23,528	15,023	8,505	21,479	14,349	7,130

Germany	15,023			14,349
U.S.	2,989			3,063
U.K.	2,730			2,319
Other	2,786			1,748
      In fiscal 2006, the Company merged a defined contribution plan with a defined benefit plan at a subsidiary in Switzerland. As a result of the merger, the benefits of the defined contribution plan were harmonized with those of the defined benefit plan. Accordingly, the PBO and plan assets of the newly merged plan increased. Such amounts are included in the items “Amendments and other” and “Acquisitions and other” in the preceding two tables.
Pension benefits: Recognition of an Additional Minimum Liability (AML)
      The total ABO of the principal pension benefit plans amounted to €25,316 and €24,045, as of September 30, 2006 and 2005, respectively.

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
      For fiscal 2006 and 2005, the PBO, ABO and fair value of plan assets for the principal pension benefit plans whose ABO exceeded the fair value of plan assets at the measurement date were as follows:

	September 30, 2006			September 30, 2005

	Total	Domestic	Foreign	Total	Domestic	Foreign

Projected benefit obligation	22,966	15,935	7,031	24,569	15,932	8,637
Germany	15,935			15,932
U.S.	950			3,881
U.K.	3,354			3,098
Other	2,727			1,658
Accumulated benefit obligation	22,286	15,870	6,416	23,686	15,853	7,833
Germany	15,870			15,853
U.S.	834			3,476
U.K.	2,958			2,749
Other	2,624			1,608
Fair value of plan assets	20,295	14,581	5,714	20,935	14,349	6,586
Germany	14,581			14,349
U.S.	605			2,973
U.K.	2,708			2,253
Other	2,401			1,360

Underfunding of accumulated benefit obligation	(1,991)	(1,289)	(702)	(2,751)	(1,504)	(1,247)

Germany	(1,289)			(1,504)
U.S.	(229)			(503)
U.K.	(250)			(496)
Other	(223)			(248)
      The underfunded ABO of €1,991 (the Minimum Liability) was recorded as an accrued pension liability. Subsequent to the measurement date, the accrued pension liability was reduced by cash contributions in the U.S. and Switzerland of €9. Including a pension liability of €57 for principal pension benefit plans whose ABO was not underfunded at their measurement date and resulting from recognized liabilities exceeding the Minimum Liability for plans with an underfunding of the ABO, the total pension liability for the principal pension benefit plans as of September 30, 2006 totaled €2,039.
      Excluding the AML adjustment, a net prepaid pension asset of €7,239 exists for the Company’s principal pension benefit plans, primarily related to the transfer of Infineon shares to the domestic pension plans in fiscal 2001 and from the supplemental funding of the domestic pension plans in the prior years. This amount together with the underfunded ABO of €1,991, resulted in an AML adjustment of €9,230. Of this amount, €9,122 (€5,750 net of tax) was recorded in AOCI as a separate component of shareholders’ equity and €108 was recorded as an intangible asset.

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
Pension benefits: Components of NPPC
      The components of the NPPC for the fiscal years ended September 30, 2006, 2005 and 2004 were as follows:

	Year ended			Year ended			Year ended
	September 30, 2006			September 30, 2005			September 30, 2004

	Total	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign

Service cost	713	388	325	579	307	272	469	212	257
Interest cost	1,108	679	429	1,121	726	395	1,105	742	363
Expected return on plan assets	(1,388)	(923)	(465)	(1,291)	(905)	(386)	(1,154)	(813)	(341)
Amortization of:
Unrecognized prior service cost (benefits)	(11)	(19)	8	(9)	(19)	10	10	—	10
Unrecognized net losses	686	531	155	561	475	86	623	520	103
Unrecognized net transition asset	—	—	—	—	—	—	(2)	—	(2)
Loss due to settlements and curtailments	2	—	2	3	—	3	—	—	—

Net periodic pension cost	1,110	656	454	964	584	380	1,051	661	390

Germany	656			584			661
U.S.	253			190			217
U.K.	166			149			132
Other	35			41			41
      For the Siemens German Pension Trust, the determination of the expected return on plan assets and the amortization of unrecognized net losses are based on a market-related value of plan assets calculated using the average of historical market values of plan assets over four quarters. This market-related value was €14,164 and €13,730 as of September 30, 2006 and 2005, respectively, €74 below and €449 below, respectively, the fair value of plan assets of the Siemens German Pension Trust. For all other plans, the market-related value of plan assets is equal to the fair value of plan assets as of the measurement date. If any significant supplemental contributions are made after the measurement date, these contributions will be considered on a pro-rata basis when determining the total expected return on plan assets for the respective fiscal year.
      Net unrecognized gains or losses in excess of 10% of the greater of the projected benefit obligation or the market-related value of plan assets are amortized over the average remaining service period of active participants. Prior service costs are amortized on a straight-line basis over the average remaining service period of active participants to whom such costs relate.
      The amortization of unrecognized net losses is mainly due to negative developments in the international capital markets during fiscal 2002 and 2001, as well as the effect of reductions in the discount rate assumption used to calculate the PBO in fiscal 2003 and 2005. Net actuarial losses decreased during fiscal 2006 predominantly due to an increase of the discount rate assumption used to measure the PBO, partially offset by actuarial losses resulting from pension assets where actual returns fall short of expected returns. The net effect did not impact NPPC for fiscal 2006 but will decrease amortization of unrecognized net losses in future periods.
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

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
      The weighted-average assumptions used for the actuarial valuation of the PBO as of the respective measurement date (June 30 or September 30), were as follows:

	Year ended September 30,

	2006			2005

	Total	Domestic	Foreign	Total	Domestic	Foreign

Discount rate	4.79%	4.50%	5.25%	4.5%	4.35%	4.9%
Germany	4.50%			4.35%
U.S.	6.49%			5.25%
U.K.	5.18%			4.9%
Rate of compensation increase	2.71%	2.25%	3.43%	2.6%	2.25%	3.2%
Germany	2.25%			2.25%
U.S.	3.95%			3.25%
U.K.	3.74%			3.7%
Rate of pension progression	1.22%	1.00%	1.78%	1.2%	1.0%	2.0%
Germany	1.00%			1.0%
U.K.	2.82%			2.7%
      The assumptions used for the calculation of the PBO as of the measurement date (June 30 or September 30) of the preceding fiscal year are used to determine the calculation of interest cost and service cost of the following year. Therefore, the assumptions used for the calculation of the NPPC for fiscal 2007 are already determined. The total expected return for fiscal 2007 will be based on expected rates of return multiplied by the market-related value of plan assets at the fiscal 2006 measurement date (see table below). The market-related value and thus the expected return on plan assets are adjusted for significant events after measurement date, such as a supplemental funding. Due to the implementation of the BSAV, the effect of the compensation increase on the domestic pension plans is substantially eliminated.
      The weighted-average assumptions used for determining the NPPC for the fiscal years ended September 30, 2007, 2006, 2005 and 2004 are shown in the following table:

	Year ending			Year ended			Year ended			Year ended
	September 30, 2007			September 30, 2006			September 30, 2005			September 30, 2004

	Total	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign

Discount rate	4.79%	4.50%	5.25%	4.5%	4.35%	4.9%	5.5%	5.25%	5.9%	5.4%	5.25%	5.6%
Germany	4.50%			4.35%			5.25%			5.25%
U.S.	6.49%			5.25%			6.5%			6.25%
U.K.	5.18%			4.9%			5.7%			5.4%
Expected return on plan assets	6.49%	6.51%	6.47%	6.7%	6.7%	6.7%	6.7%	6.75%	6.6%	6.7%	6.75%	6.6%
Germany	6.51%			6.7%			6.75%			6.75%
U.S.	6.97%			6.95%			6.95%			6.95%
U.K.	6.67%			6.75%			6.85%			6.85%
Rate of compensation increase	2.71%	2.25%	3.43%	2.6%	2.25%	3.2%	2.6%	2.25%	3.3%	2.5%	2.25%	2.9%
Germany	2.25%			2.25%			2.25%			2.25%
U.S.	3.95%			3.25%			3.25%			3.0%
U.K.	3.74%			3.7%			4.0%			3.6%
Rate of pension progression	1.22%	1.00%	1.78%	1.2%	1.0%	2.0%	1.3%	1.0%	2.3%	1.4%	1.25%	2.1%
Germany	1.00%			1.0%			1.0%			1.25%
U.K.	2.82%			2.7%			2.8%			2.6%
      The discount rate assumptions reflect the rates available on high-quality, fixed-income investments of appropriate duration at the measurement date of each plan. The expected return on plan assets is determined on a uniform basis, considering long-term historical returns, asset allocation, and future estimates of long-term

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
investment returns. The Company decreased the assumption for the expected return on plan assets for fiscal 2007 for the majority of its principal pension plans due to changes in asset allocation and revised future estimates of long-term investment returns. Other actuarial assumptions not shown in the tables above, such as employee turnover, mortality, disability, etc., remained primarily unchanged in 2006.
Pension benefits: Sensitivity analysis
      A one-percentage-point change of the established assumptions mentioned above, used for the calculation of the NPPC for fiscal 2007, and a change of the market-related value of plan assets of €500, as of September 30, 2006, would result in the following increase/(decrease) of the fiscal 2007 NPPC:

	Effect on NPPC 2007 due to a

	one-percentage-	one-percentage-
	point/€500	point/€500
	increase	decrease

Discount rate	(226)	291
Expected return on plan assets	(217)	217
Rate of compensation increase	65	(56)
Rate of pension progression	310	(256)
Market-related value of plan assets	(70)	71
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
Pension benefits: Additional information concerning changes of the AML and actual returns on plan assets

	Year ended			Year ended			Year ended
	September 30, 2006			September 30, 2005			September 30, 2004

	Total	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign

Change in the minimum liability adjustment within accumulated other comprehensive income	(1,451)	(507)	(944)	1,813	896	917	(1,432)	(922)	(510)
      The reduction of shareholders’ equity caused by the underfunded ABO decreased by €1,451. This decrease has no effect on income and was, among other effects, caused by the decrease in the ABO as a result of the increase in discount rate for the domestic and foreign pension plans. Contributions to plan assets had no effect on the AML, resulting in a lower difference between the ABO and the fair value of plan assets while prepaid pension assets before AML adjustments increased by the same amount.

	Year ended			Year ended			Year ended
	September 30, 2006			September 30, 2005			September 30, 2004

	Total	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign

Actual return on plan assets	1,291	741	550	2,289	1,596	693	1,202	673	529
      The measurement dates for the valuation of certain Siemens pension funds, particularly the funds in the U.S. and U.K., do not coincide with the end of the Company’s fiscal year. While the actual return over the last twelve

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
months amounted to 6.60% or €1,366, the aggregate return on plan assets between their respective measurement dates amounted to 6.23% or €1,291. For the domestic pension plans, €741 or 5.41% was realized, as compared to an expected return on plan assets of 6.7% or an amount of €923 that was included in the NPPC. For the foreign pension plans, €550 or 7.85% was realized, as compared to an expected return on plan assets of 6.7% or an amount of €465 that was included in the NPPC.
Pension benefits: Plan assets
      The asset allocation of the plan assets of the principal pension benefit plans as of the measurement date for fiscal 2006 and 2005 as well as the target asset allocation for fiscal year 2007, are as follows:

		Asset allocation as of the measurement date

	Target asset	September 30, 2006			September 30, 2005
	allocation
Asset class	September 30, 2007	Total	Domestic	Foreign	Total	Domestic	Foreign

Equity	20-50%	33%	26%	44%	31%	25%	43%
Fixed income	40-70%	48%	51%	43%	56%	63%	40%
Real estate	5-15%	8%	7%	10%	8%	7%	9%
Cash	5-15%	11%	16%	3%	5%	5%	8%

		100%	100%	100%	100%	100%	100%

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
Pension benefits: Pension plan funding
      Contributions made by the Company to its principal pension benefit plans in fiscal 2006 and 2005, as well as those planned in fiscal 2007, are as follows:

	(Unaudited)
	Year ending
	September 30, 2007			Year ended			Year ended
	(expected)			September 30, 2006			September 30, 2005

	Total	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign

Regular funding	751	317	434	730	320	410	535	159	376
Supplemental cash Contributions	—	—	—	—	—	—	1,496	1,380	116

Total	751	317	434	730	320	410	2,031	1,539	492

      In fiscal 2006, no supplemental cash contributions were made. In fiscal 2005, €1,496 in cash was contributed in October 2004, as follows: €1,380 to the domestic pension plans and €116 to the pension plans in the U.S.
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

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
Pension benefits: Pension benefit payments
      The following overview comprises pension benefits paid out of the principal pension benefit plans during the years ended September 30, 2006 and 2005, and expected pension payments for the next five years and in the aggregate for the five years thereafter (undiscounted):

	Total	Domestic	Foreign

Pension benefits paid
2005	1,032	751	281
2006	1,125	788	337
Expected pension payments
2007	1,265	829	436
2008	1,309	860	449
2009	1,353	885	468
2010	1,403	907	496
2011	1,416	942	474
2012-2016	7,885	5,104	2,781
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

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
Other postretirement benefits: Obligations and funded status
      The funded status of plan assets and a reconciliation of the funded status to the amounts recognized in the Consolidated Balance Sheets is as follows:

	September 30, 2006			September 30, 2005

	Total	Domestic	Foreign	Total	Domestic	Foreign

Fair value of plan assets	3	—	3	3	—	3
Accumulated postretirement benefit obligation	822	429	393	919	394	525

Funded status	(819)	(429)	(390)	(916)	(394)	(522)
Unrecognized net gain	(402)	(295)	(107)	(357)	(318)	(39)
Unrecognized prior service benefits	(2)	—	(2)	(44)	—	(44)

Net amount recognized	(1,223)	(724)	(499)	(1,317)	(712)	(605)

      The following table shows a detailed reconciliation of the changes in the benefit obligation for other postretirement benefits for the years ended September 30, 2006 and 2005:

	September 30, 2006			September 30, 2005

	Total	Domestic	Foreign	Total	Domestic	Foreign

Change in benefit obligations:
Accumulated postretirement benefit obligation at beginning of year	919	394	525	939	443	496
Foreign currency exchange rate changes	(23)	—	(23)	13	—	13
Service cost	27	15	12	26	14	12
Interest cost	43	18	25	52	23	29
Settlements and curtailments	—	—	—	(4)	—	(4)
Plan participants’ contributions	—	—	—	2	—	2
Plan amendments and other	41	41	—	(41)	—	(41)
Actuarial (gains) losses, net	(65)	4	(69)	(6)	(59)	53
Divestments	(53)	(14)	(39)	(7)	(7)	—
Benefits paid	(67)	(29)	(38)	(55)	(20)	(35)

Accumulated postretirement benefit obligation at end of year	822	429	393	919	394	525

Other postretirement benefits: Plan assets
      The following table shows the change in plan assets for fiscal 2006 and 2005:

	September 30, 2006			September 30, 2005

	Total	Domestic	Foreign	Total	Domestic	Foreign

Change in plan assets
Fair value of plan assets at beginning of year	3	—	3	5	—	5
Employer contributions	38	—	38	31	—	31
Plan participants’ contributions	—	—	—	2	—	2
Benefits paid	(38)	—	(38)	(35)	—	(35)

Fair value of plan assets at year end	3	—	3	3	—	3

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
Other postretirement benefits: Components of net periodic benefit cost
      The components of the net periodic benefit cost for other postretirement benefits for the years ended September 30, 2006, 2005 and 2004 are as follows:

	Year ended			Year ended			Year ended
	September 30, 2006			September 30, 2005			September 30, 2004

	Total	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign

Service cost	27	15	12	26	14	12	44	17	27
Interest cost	43	18	25	52	23	29	60	26	34
Amortization of:
Unrecognized prior service benefits	(9)	—	(9)	(10)	—	(10)	(7)	—	(7)
Unrecognized net (gains)/losses	(22)	(19)	(3)	(19)	(15)	(4)	(10)	(12)	2
Net gain due to settlements and curtailments	—	—	—	(4)	—	(4)	(3)	—	(3)

Net periodic benefit cost	39	14	25	45	22	23	84	31	53

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
      The weighted-average assumptions used in calculating the actuarial values for the postretirement healthcare and life insurance benefits, primarily in the U.S., are as follows:

	Year ended	Year ended	Year ended
	September 30, 2006	September 30, 2005	September 30, 2004

Discount rate	6.5%	5.25%	6.5%
Medical trend rates (initial/ultimate/year):
Medicare ineligible pre-65	10%/5%/2011	9%/5%/2010	10%/5%/2010
Medicare eligible post-65	10%/5%/2011	9%/5%/2010	10%/5%/2010
Fixed dollar benefit	4.5%	4.5%	4.5%
Dental trend rates (initial/ultimate/year)	6%/5%/2021	6%/5%/2021	6%/5%/2021
      The health care assumptions may be significantly influenced by the expected progression in health care expense. A one-percentage-point change in the healthcare trend rates would have resulted in the following increase/(decrease) of the accumulated postretirement benefit obligation and the service and interest cost as of and for the year ended September 30, 2006:

	September 30, 2006
	One-percentage-point

	increase	decrease

Effect on accumulated postretirement benefit obligation	45	(39)
Effect on total of service and interest cost components	4	(3)
Other postretirement benefits: Benefit payments
      The following overview comprises benefit payments for other postretirement benefits paid out of the principal other defined benefit postretirement plans during the years ended September 30, 2006 and 2005, and

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
expected pension payments for the next five years and in the aggregate for the five years thereafter (undiscounted):

	Total	Domestic	Foreign

Payments for other postretirement benefits
2005	55	20	35
2006	67	29	38
Expected payments for other postretirement benefits
2007	52	28	24
2008	63	40	23
2009	66	42	24
2010	55	32	23
2011	58	35	23
2012-2016	367	253	114
      Since the benefit obligations for other postretirement benefits are generally not funded, such payments will impact the current operating cash flow of the Company.
22. Other accruals and provisions

	September 30,

	2006	2005

Product warranties	741	796
Asset retirement obligations	509	499
Deferred income	326	324
Other long-term accruals	2,482	3,409

	4,058	5,028

      The Company is subject to asset retirement obligations related to certain tangible long-lived assets. Such asset retirement obligations are primarily attributable to environmental clean-up costs which amounted to €501, and €499, respectively, as of September 30, 2006 and 2005 (thereof non-current portion of €478, and €461, respectively) and to costs primarily associated with the removal of leasehold improvements at the end of the lease term amounting to €46, and €43, respectively as of September 30, 2006 and 2005 (thereof non-current portion of €31 and €38, respectively).
      Environmental clean-up costs are mainly related to remediation and environmental protection liabilities which have been accrued for the estimated costs of decommissioning facilities for the production of uranium and mixed-oxide fuel elements in Hanau, Germany (Hanau facilities), as well as in Karlstein, Germany (Karlstein facilities). According to the German Atomic Energy Act, when such a facility is closed, the resulting radioactive waste must be collected and delivered to a government-developed final storage facility. In this regard, the Company has developed a plan to decommission the Hanau and Karlstein facilities in the following steps: clean-out, decontamination and disassembly of equipment and installations, decontamination of the facilities and buildings, sorting of radioactive materials, and intermediate and final storage of the radioactive waste. This process will be supported by continuing engineering studies and radioactive sampling under the supervision of German federal and state authorities. The decontamination, disassembly and sorting activities are planned to continue until 2010; thereafter, the Company is responsible for intermediate storage of the radioactive materials until a final storage facility is available. The final location is not expected to be available before approximately 2030. With respect to the Hanau facility, the process of setting up intermediate storage for radioactive waste has neared completion; on September 21, 2006 the Company received official notification from the competent

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
authorities that the Hanau facility has been released from the scope of application of the German Atomic Energy Act and that its further use is unrestricted. The ultimate costs of the remediation are contingent on the decision of the federal government on the location of the final storage facility and the date of its availability. Consequently, the accrual is based on a number of significant estimates and assumptions. The Company does not expect any recoveries from third parties and did not reduce the accruals for such recoveries. The Company believes that it has adequately provided for this exposure. As of September 30, 2006 and 2005, the accrual totals €501 and €499, respectively, and is recorded net of a present value discount of €1,457, and €1,472, respectively. The total expected payments for each of the next five fiscal years and the total thereafter are €25, €21, €20, €14, €7, and €1,871 (includes €1,811 for the estimated costs associated with final storage in 2033).
      The Company recognizes the accretion of the liability for the Hanau facility using the effective interest method. During each of the years ended September 30, 2006, 2005 and 2004, the Company recognized €26 in accretion expense.
      The current and non-current portion of asset retirement obligations developed as follows:

	Year ended	Year ended
	September 30,	September 30,
	2006	2005

Aggregate carrying amount as of the beginning of fiscal year (thereof current portion of €43 and €74)	542	552
Liabilities incurred in the current period	9	12
Liabilities settled in the current period	(34)	(62)
Accretion expense	31	28
Revision in estimated cash flows	(1)	12

Aggregate carrying amount as of fiscal year-end (thereof current portion of €38 and €43)	547	542

23. Shareholders’ equity
Common stock and Additional paid-in capital
      As of September 30, 2006, the Company’s common stock totaled €2,673 divided into 891,087 thousand shares with no par value and a notional value of €3.00 per share. Each share of common stock is entitled to one vote.
      As of September 30, 2005 and 2004, the Company’s common stock totaled €2,673 and €2,673 representing 891,085 thousand shares and 891,076 thousand shares, respectively.

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
      The following table provides a summary of outstanding capital and the changes in authorized and conditional capital for fiscal years 2006, 2005 and 2004:

	Common stock		Authorized capital		Conditional capital
	(authorized and issued)		(not issued)		(not issued)

	in	in	in	in	in	in
	thousands	thousand	thousands	thousand	thousands	thousand
	of €	shares	of €	shares	of €	shares

As of October 1, 2003	2,672,599	890,866	716,630	238,877	459,616	153,206
Stock options	195	65	—	—	(195)	(65)
Settlement to former SNI shareholders	433	145	—	—	(433)	(145)
New approved capital	—	—	600,000	200,000	733,528	244,509
Expired capital	—	—	(650,000)	(216,667)	(267,000)	(89,000)

As of September 30, 2004	2,673,227	891,076	666,630	222,210	925,516	308,505
Settlement to former SNI shareholders	29	9	—	—	(29)	(9)

As of September 30, 2005	2,673,256	891,085	666,630	222,210	925,487	308,496
Conversion 1.375% 2003/2010 EUR convertible notes	6	2	—	—	(6)	(2)
New approved capital	—	—	75,000	25,000	—	—
Expired capital	—	—	(66,630)	(22,210)	—	—

As of September 30, 2006	2,673,262	891,087	675,000	225,000	925,481	308,494

Capital increases
      In fiscal 2006, common stock increased by approximately €6 thousand through the issuance of approximately 2 thousand shares from the conditional capital for the conversion of €0.1 of the Company’s convertible notes. See Note 20 for additional information. No such increases occurred in fiscal 2005 and 2004.
      In fiscal 2004, common stock increased by €195 thousand through the issuance of 65 thousand shares from the conditional capital to service the stock option plans. No such increases occurred in fiscal 2006 and 2005, since the Company repurchased its own common stock to accommodate stock-based compensation plans.
      In fiscal 2005 and 2004, common stock increased by €29 thousand and €433 thousand, respectively, through the issuance of 9 thousand shares and 145 thousand shares, respectively, from the conditional capital as settlement to former shareholders of Siemens Nixdorf Informationssysteme AG (SNI AG). No such increase occurred in fiscal 2006, since the Company repurchased its own common stock to accommodate such settlement.
Authorized, unissued capital
      On September 30, 2006, 2005 and 2004, the Company’s authorized but unissued capital totaled €675, €667 and €667 or 225,000 thousand, 222,210 thousand and 222,210 thousand common shares, respectively.
      On January 26, 2006 the Company’s shareholders authorized the Managing Board to increase, with the approval of the Supervisory Board, capital stock by up to €75 through the issuance of up to 25 million shares of no par value registered in the names of the holders against contributions in cash (Authorized Capital 2006). The authorization may be implemented in installments. Pre-emptive rights of existing shareholders are excluded. The new shares shall be issued under the condition that they are offered exclusively to employees of Siemens AG and its subsidiaries, provided these subsidiaries are not listed companies themselves and do not have their own

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
employee stock schemes. The Managing Board is authorized to determine, with the approval of the Supervisory Board, the further content of the rights embodied in the shares and the terms and conditions of the share issue. Authorized Capital 2006 replaced the outstanding Authorized Capital 2001/ II of €67 (representing approximately 22 million shares) and will expire on January 25, 2011.
      On January 22, 2004, the Company’s shareholders authorized the Managing Board to increase, with the approval of the Supervisory Board, capital stock by up to €600 through the issuance of up to 200 million new no par value shares registered in the names of the holders against cash contributions and/or contributions in kind (Authorized Capital 2004). The Managing Board is authorized to determine, with the approval of the Supervisory Board, the further content of the rights embodied in the shares and the conditions of the share issue. The Managing Board is authorized, with the approval of the Supervisory Board, to exclude pre-emptive rights of shareholders in the event of capital increases against contributions in kind and in certain pre-stipulated circumstances against cash. Authorized Capital 2004 replaced Authorized Capital 2001/ I of €400 (representing approximately 133 million shares) and Authorized Capital 2003 of €250 (representing 83 million shares) and will expire on January 21, 2009.
      Authorized Capital 1998 of €90 and Authorized Capital 1999 of €210 were replaced by resolution of the Annual Shareholders’ Meeting on January 23, 2003. The Company’s shareholders authorized the Managing Board to increase, with the approval of the Supervisory Board, the common stock by up to €250 through the issuance of up to approximately 83 million shares for which the shareholders’ pre-emptive rights were excluded since these shares were to be issued against contribution in kind (Authorized Capital 2003). The Authorized Capital 2003 was to expire on January 22, 2008. As mentioned above, Authorized Capital 2003 was replaced by resolution of the Annual Shareholders’ Meeting on January 22, 2004.
      On February 22, 2001, the Company’s shareholders authorized the Managing Board to increase, with the approval of the Supervisory Board, capital stock by up to €75 (representing 25 million shares) against contributions in cash until February 1, 2006 for the purpose of issuing them exclusively to employees of the Company and its subsidiaries, provided these subsidiaries are not listed companies themselves and do not have their own employee stock schemes (Authorized Capital 2001/ II). Pre-emptive rights of existing shareholders were excluded. The Managing Board was authorized to determine, with the approval of the Supervisory Board, the further content of the rights embodied in the shares and the conditions of the share issue. As mentioned above, the outstanding Authorized Capital 2001/ II of €67 (representing approximately 22 million shares) was replaced by resolution of the Annual Shareholders’ Meeting on January 26, 2006.
      On February 22, 2001, the Company’s shareholders authorized the Managing Board to increase, with the approval of the Supervisory Board, common stock by up to €400 through the issuance of up to approximately 133 million shares for offer to existing shareholders until February 1, 2006 (Authorized Capital 2001/ I). As mentioned above, Authorized Capital 2001/ I was replaced by resolution of the Annual Shareholders’ Meeting on January 22, 2004.
Conditional capital (unissued)
      Conditional capital to service the 2001 and 1999 Siemens Stock Option Plan amounts to €191, representing 63,797 thousand shares of Siemens AG, in each of the years ended September 30, 2006, 2005 and 2004, respectively.
      Conditional capital provided to service the issuance of bonds with conversion rights or warrants amounts to €734, €734, and €734, representing 244,507 thousand, 244,509 thousand and 244,509 thousand shares of Siemens AG as of September 30, 2006, 2005 and 2004, respectively.
      By resolution of the Annual Shareholders’ Meeting on January 22, 2004, Conditional Capital 2003 of €267 (representing 89 million shares) was terminated. The Company’s shareholders authorized the Managing Board to

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
issue bonds in an aggregate principal amount of up to €11,250 with conversion rights (convertible bonds) or with warrants entitling the holders to subscribe to up to 200 million new shares of Siemens AG, representing a pro rata amount of up to €600 of the capital stock. Since the Conditional Capital 2003 has partly been utilized, the new Conditional Capital 2004 permits the issuance of shares under the new authorization and the issuance of shares to service bonds issued under the old authorization. Therefore, as of September 30, 2006, total Conditional Capital 2004 allows the issuance of up to €734 representing 244,507 thousand shares of Siemens AG. The authorization will expire on January 21, 2009.
      By resolution of the Annual Shareholders’ Meeting on February 22, 2001, conditional share capital of €147 was approved to service the 2001 Siemens Stock Option Plan (Conditional Capital 2001). In addition, conditional capital amounting to €44, €44 and €44 as of September 30, 2006, 2005 and 2004, respectively, provides to service the 1999 Siemens Stock Option Plan and the 2001 Siemens Stock Option Plan (Conditional Capital 1999).
      As of September 30, 2006, 2005 and 2004 conditional capital of €0.6, €0.6 and €0.6, representing 188 thousand, 188 thousand and 197 thousand shares of Siemens AG, respectively, provides for the settlement offered to former shareholders of SNI AG who had not tendered their SNI share certificates.
      By resolution of the Annual Shareholders’ Meeting on January 23, 2003, the Managing Board was authorized to issue bonds in an aggregate principal amount of up to €5 billion with conversion rights (convertible bonds) or with warrants entitling the holders to subscribe to new shares of Siemens AG. The authorization was to expire on December 31, 2007. The shareholders also approved conditional share capital of €267 for the issuance of up to 89 million shares to service the exercise of the conversion or option rights of holders of these convertible bonds or warrants attached to these bonds (Conditional Capital 2003). As mentioned above, Conditional Capital 2003 as well as the aforementioned authorization were terminated by resolution of the Annual Shareholders’ Meeting on January 22, 2004.
Treasury stock
      At the January 2006 Annual Shareholders’ Meeting, the Company’s shareholders authorized the Company to repurchase up to 10% of the €2,673 common stock until July 25, 2007. Such stock may be sold via a stock exchange; or (i) retired with the approval of the Supervisory Board, (ii) used to satisfy the Company’s obligations under the 1999 and the 2001 Siemens Stock Option Plans, (iii) offered for purchase to employees or former employees of the Company or any of its subsidiaries within the employee share purchase program or granted and transferred with a holding period of at least two years; or (iv) used to service the conversion or option rights granted by the Company or any of its subsidiaries. In addition, the Supervisory Board shall be authorized to offer repurchased shares to the members of the Managing Board of Siemens AG for purchase as stock-based compensation under the same terms and conditions as those offered to employees of the Company. Additionally, the Supervisory Board may grant and transfer such shares to members of the Managing Board as stock-based compensation with a holding period of at least two years.
      In fiscal 2006, the Company repurchased a total of 5,925 thousand shares at an average price of €71.11 per share primarily for the purpose of selling them to employees and stock-based compensation plan participants and as settlement to former SNI stockholders. In fiscal 2006, a total of 5,934 thousand shares of treasury stock were sold. Thereof, 4,166 thousand shares were issued to stock-based compensation plan participants to accommodate the exercise of stock options. In addition, in fiscal 2006, 1,760 thousand shares were issued to employees under a compensatory employee share purchase program. See Note 27 for additional information on stock-based compensation. As of September 30, 2006, 415 shares of stock remained in treasury with a carrying amount of €29 thousand (notional value €1 thousand).

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
      In fiscal 2005, the Company repurchased a total of 3,549 thousand shares at an average price of €61.78 per share to accommodate the Company’s stock-based compensation plans. In fiscal 2005, 1,691 thousand shares were sold in conjunction with the exercise of stock options and 1,849 thousand shares were issued to employees under a compensatory employee share purchase program. As of September 30, 2005, 9,004 shares of stock remained in treasury with a carrying amount of €575 thousand (notional value €27 thousand).
      In fiscal 2004, the Company repurchased a total of 1,703 thousand shares at an average price of €62.24 per share in addition to the 1 thousand shares of treasury stock held at beginning of the fiscal year. Of these shares, 1,704 thousand were sold to employees. The majority of these shares was sold to employees at a preferential price of €40.90 per share during the second quarter of fiscal 2004. As of September 30, 2004, 250 shares of stock remained in treasury with a carrying amount of €15 thousand (notional value €—).
Accumulated other comprehensive income (loss)
      The changes in the components of other comprehensive income are as follows:

	Year ended September 30,

	2006			2005			2004

		Tax			Tax			Tax
	Pretax	effect	Net	Pretax	effect	Net	Pretax	effect	Net

Changes in unrealized gains (losses) on securities:
Unrealized holding gains (losses) for the period	13	21	34	271	(108)	163	218	(79)	139
Reclassification adjustments for (gains) losses included in net income	(396)	144	(252)	(265)	89	(176)	(75)	13	(62)

Net unrealized gains (losses) on available-for-sale securities	(383)	165	(218)	6	(19)	(13)	143	(66)	77
Changes in unrealized gains (losses) on derivative financial instruments:
Unrealized gains (losses) on derivative financial instruments	67	(27)	40	(165)	64	(101)	73	(33)	40
Reclassification adjustments for (gains) losses included in net income	28	(10)	18	(71)	28	(43)	(111)	43	(68)

Net unrealized gains (losses) on derivative financial instruments	95	(37)	58	(236)	92	(144)	(38)	10	(28)
Minimum pension liability	1,466	(533)	933	(1,935)	690	(1,245)	1,397	(532)	865
Foreign-currency translation adjustment	(330)	—	(330)	483	—	483	(249)	—	(249)

	848	(405)	443	(1,682)	763	(919)	1,253	(588)	665

Miscellaneous
      Under the German Stock Corporation Act (Aktiengesetz), the amount of dividends available for distribution to shareholders is based upon the earnings of Siemens AG as reported in its statutory financial statements determined in accordance with the German Commercial Code (Handelsgesetzbuch). During the fiscal year ended September 30, 2006, Siemens AG management distributed an ordinary dividend of €1,201 (€1.35 per share) of the fiscal 2005 earnings of Siemens AG to its shareholders. During the years ended September 30, 2005 and 2004, Siemens AG management distributed €1,112 (€1.25 per share) of the fiscal 2004 earnings and €978 (€1.10 per share) of the fiscal 2003 earnings of Siemens AG as an ordinary dividend to its shareholders.

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
24. Commitments and contingencies
Guarantees and other commitments
      The following table presents the undiscounted amount of maximum potential future payments for each major group of guarantee:

	September 30,

	2006	2005

Guarantees
Credit guarantees	302	362
Guarantees of third-party performance	1,489	1,456
Other guarantees	528	602

	2,319	2,420

      Credit guarantees cover the financial obligations of third parties in cases where Siemens is the vendor and/or contractual partner. These guarantees generally provide that in the event of default or non-payment by the primary debtor, Siemens will be required to settle such financial obligations. In addition, Siemens provides credit guarantees generally as credit-line guarantees with variable utilization to associated and related companies. The maximum amount of these guarantees is subject to the outstanding balance of the credit or, in case where a credit line is subject to variable utilization, the nominal amount of the credit line. These guarantees usually have terms of between one and five years. Except for statutory recourse provisions against the primary debtor, credit guarantees are generally not subject to additional contractual recourse provisions. As of September 30, 2006 and 2005, the Company has accrued €25 and €36, respectively, relating to credit guarantees.
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
      Other guarantees include indemnifications issued in connection with dispositions of business entities. Such indemnifications protect the buyer from tax, legal and other risks related to the purchased business entity. As of September 30, 2006 and 2005, the total accruals for Other guarantees amounted to €103 and €106, respectively.
      As of September 30, 2006, future payment obligations under non-cancellable operating leases are as follows:

2007	647
2008	505
2009	421
2010	294
2011	227
Thereafter	495
      Total operating rental expense for the years ended September 30, 2006, 2005 and 2004 was €875, €836 and €769, respectively.
      As of September 30, 2006 and 2005, the Company has commitments to make capital contributions of €173 and €148, respectively, to other companies.

SIEMENS
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
      Siemens AG and its subsidiaries have been named as defendants in various legal actions and proceedings arising in connection with their activities as a global diversified group. Some of the legal actions include claims for substantial compensatory or punitive damages or claims for indeterminate amounts of damages. In the ordinary course of business, Siemens may also be involved in investigations and administrative and governmental proceedings. Given the number of legal actions and other proceedings to which Siemens is subject, some may result in adverse decisions. Siemens contests actions and proceedings when considered appropriate. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, Siemens often cannot predict what the eventual loss or range of loss related to such matters will be. Although the final resolution of such matters could have a material effect on Siemens’ consolidated operating results for any reporting period in which an adverse decision is rendered, Siemens believes that its consolidated financial position should not be materially affected.

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

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
firm commitments resulting from its business units entering into long-term contracts (project business) and standard product business which are denominated primarily in U.S. dollars.
      Cash flow hedges—Changes in fair value of forward exchange contracts that were designated as foreign-currency cash flow hedges are recorded in AOCI as a separate component of shareholders’ equity. During the years ended September 30, 2006, 2005 and 2004, net gains of €3, €37 and €21, respectively, were reclassified from AOCI into cost of sales because the occurrence of the related hedged forecasted transaction was no longer probable.
      It is expected that €29 of net deferred gains in AOCI will be reclassified into earnings during the year ended September 30, 2007 when the hedged forecasted foreign-currency denominated sales and purchases occur.
      As of September 30, 2006, the maximum length of time over which the Company is hedging its future cash flows associated with foreign-currency forecasted transactions is 117 months.
      Fair value hedges—As of September 30, 2006 and 2005, the Company hedged firm commitments using forward exchange contracts that were designated as foreign-currency fair value hedges of future sales related primarily to the Company’s project business and, to a lesser extent, purchases. As of September 30, 2006 and 2005, the hedging transactions resulted in the recognition of an Other current asset of €6 and €16, respectively and Other current liability of €7 and €7, respectively, for the hedged firm commitments, whose changes in fair value were charged to cost of sales. Changes in fair value of the derivative contracts were also recorded in cost of sales.
Interest rate risk management
      Interest rate risk arises from the sensitivity of financial assets and liabilities to changes in market rates of interest. The Company seeks to mitigate such risk by entering into interest rate derivative financial instruments such as interest rate swaps, options and, to a lesser extent, cross-currency interest rate swaps and interest rate futures.
      Interest rate swap agreements are used to adjust the proportion of total debt, and to a lesser extent interest-bearing investments, that are subject to variable and fixed interest rates. Under an interest rate swap agreement, the Company either agrees to pay an amount equal to a specified variable rate of interest times a notional principal amount, and to receive in return an amount equal to a specified fixed rate of interest times the same notional principal amount or, vice-versa, to receive a variable rate amount and to pay a fixed rate amount. The notional amounts of the contracts are not exchanged. No other cash payments are made unless the agreement is terminated prior to maturity, in which case the amount paid or received in settlement is established by agreement at the time of termination, and usually represents the net present value, at current rates of interest, of the remaining obligations to exchange payments under the terms of the contract.
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

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
          Fair value hedges of fixed rate debt obligations
      Under the interest rate swap agreements outstanding during the years ended September 30, 2006 and 2005, the Company agrees to pay a variable rate of interest multiplied by a notional principle amount, and receive in return an amount equal to a specified fixed rate of interest multiplied by the same notional principal amount. These interest rate swap agreements offset an impact of future changes in interest rates on the fair value of the underlying fixed rate debt obligations. The interest rate swap contracts are reflected at fair value in the Company’s Consolidated Balance Sheet and the related portion of fixed rate debt being hedged is reflected at an amount equal to the sum of its carrying amount plus an adjustment representing the change in fair value of the debt obligations attributable to the interest rate risk being hedged. Changes in the fair value of interest rate swap contracts, and the offsetting changes in the adjusted carrying amount of the related portion of fixed rate debt being hedged, are recognized as adjustments to the line item Income (expense) from financial assets and marketable securities, net in the Consolidated Statements of Income. Net cash receipts and payments relating to such interest rate swap agreements are recorded as interest expense.
      The Company had interest rate swap contracts to pay variable rates of interest (average rate of 5.0% and 2.4% as of September 30, 2006 and 2005, respectively) and received fixed rates of interest (average rate of 5.7% and 5.3% as of September 30, 2006 and 2005, respectively). The notional amount of indebtedness hedged as of September 30, 2006 and 2005 was €5,752 and €3,595, respectively. This resulted in 44% and 45% of the Company’s underlying notes and bonds being subject to variable interest rates as of September 30, 2006 and 2005, respectively. The notional amounts of these contracts mature at varying dates based on the maturity of the underlying hedged items. The net fair value of interest rate swap contracts used to hedge indebtedness as of September 30, 2006 and 2005 was €207 and €259, respectively.
          Cash flow hedges of revolving term deposits
      During the years ended September 30, 2006 and 2005, the Company applied cash flow hedge accounting for a revolving term deposit. Under the interest rate swap agreements entered, the Company agrees to pay a variable rate of interest multiplied by a notional principle amount, and to receive in return an amount equal to a specified fixed rate of interest multiplied by the same notional principal amount. These interest rate swap agreements offset the effect of future changes in interest payments of the underlying variable rate term deposit. The interest rate swap contracts are reflected at fair value and the effective portion of changes in fair value of the interest rate swap contracts that were designated as cash flow hedges are recorded in AOCI as a separate component of shareholders’ equity. Net cash receipts and payments relating to such interest rate swap agreements are recorded as interest income.
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

SIEMENS
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
      As of September 30, 2006 and 2005, the net fair value of derivative financial instruments amounted to €163 and €172, respectively, which was recorded on the Consolidated Balance Sheets in Other current assets amounting to €644 and €812, respectively, and Other current liabilities in the amount of €481 and €640, respectively.
Non-derivative financial instruments
      The fair values for non-derivative financial instruments are determined as follows: Fair value of cash and cash equivalents, short-term receivables, accounts payable, additional liabilities and commercial paper and borrowings under revolving credit facilities approximate their carrying amount, largely due to the short-term maturities of these instruments.
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

	September 30,

	2006	2005

Fair value	4,237	3,935
Carrying amount	3,922	3,768
Financing receivables
      Long-term fixed rate and variable rate receivables are evaluated by the Company based on parameters such as interest rates, specific country risk factors, individual creditworthiness of the customer and the risk characteristics of the financed project. Based on this evaluation, allowances are taken to account for the expected losses of these receivables. As of September 30, 2006 and 2005, the carrying amounts of such receivables, net of allowances, approximate their fair value.

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
Debt
      The fair value of debt is estimated by discounting future cash flows using rates currently available for debt of similar terms and remaining maturities. As of September 30, 2006 and 2005, the fair value and carrying amount of debt is as follows:

	September 30,

	2006	2005

Fair value	16,266	12,994
Carrying amount	15,574	12,435
27. Stock-based compensation
      As of October 1, 2005, the Company adopted Statement of Financial Accounting Standards (SFAS) 123 (revised 2004) Share-Based Payment (SFAS 123R), which replaces SFAS 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. SFAS 123R requires companies to recognize stock-based compensation expense, with certain limited exceptions, based on fair value. The adoption of SFAS 123R, including the remeasurement to fair value of liability classified awards, did not have a material effect on the Company’s Consolidated Financial Statements, due primarily to the adoption of the fair value measurement provisions of SFAS 123 on October 1, 2003 for which the prospective method was applied.
      Total stock-based compensation cost recognized in net income amounted to €56, €60 and €63 for the years ended September 30, 2006, 2005 and 2004, respectively. The total income tax benefit recognized in the income statement for stock-based compensation was €35, €38 and €14 in fiscal 2006, 2005 and 2004, respectively.
          I.   Equity settled awards
      Cash received from stock option exercises and from the Company’s employee share purchase plan for the three years ended September 30, 2006, 2005 and 2004 amounts to €313, €173 and €73, respectively.
          Stock Option Plans
          Description of plans—1999 Siemens Stock Option Plan
      As part of a stock option plan for members of the Managing Board, key executives and other eligible employees, the Company’s shareholders authorized the Managing Board on February 18, 1999 to distribute non-transferable options exercisable for up to an aggregate of 10 million common shares. The authority to distribute options under this plan would have originally expired on February 18, 2004. With the ratification by Siemens shareholders of the 2001 Siemens Stock Option Plan (further details see below), the 1999 Siemens Stock Option Plan (the 1999 Plan) has been replaced and no further options under this plan have been granted.
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
      The terms of the plan allow the Company, at its discretion upon exercise of the option, to offer optionees settlement of the options in either newly issued shares of common stock of Siemens AG from the Conditional Capital reserved for this purpose, treasury stock or cash. The alternatives offered to optionees are determined by

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
the Managing Board in each case as approved by the Supervisory Board. Compensation in cash is equal to the difference between the exercise price and the average market price of the Company’s stock on the five trading days preceding the exercise of the stock options.
          Description of plans—2001 Siemens Stock Option Plan
      At the Annual Shareholders’ Meeting on February 22, 2001, shareholders authorized Siemens AG to establish the 2001 Siemens Stock Option Plan, making available up to 55 million options. Compared to the 1999 Plan, the number of eligible recipients is significantly larger. The option grants are subject to a two-year vesting period, after which they may be exercised for a period of up to three years. The exercise price is equal to 120% of the reference price, which corresponds to the average opening market price of Siemens AG during the five trading days preceding the date of the stock option grant. However, an option may only be exercised if the trading price of the Company’s shares reaches a performance target which is equal to the exercise price at least once during the life of the option. The terms of the plan allow the Company, at its discretion upon exercise of the option, to offer optionees settlement of the options in either newly issued shares of common stock of Siemens AG from the Conditional Capital reserved for this purpose, treasury stock or cash. The alternatives offered to optionees are determined by the Managing Board in each case as approved by the Supervisory Board. Compensation in cash shall be equal to the difference between the exercise price and the opening market price of the Company’s stock on the day of exercising the stock options. The amount of shares authorized to be issued to accommodate stock option exercises is 63,797 thousand as of September 30, 2006. The Company is also authorized to repurchase up to 10% of the €2,673 common stock until July 25, 2007.
      The issuance of stock options to members of the Managing Board on or after October 1, 2003, has been subject to the proviso that the Supervisory Board may restrict the stock option exercise in the event of extraordinary, unforeseen changes in the market price of the Siemens share. Those restrictions may reduce the number of options exercisable by each Board Member, provide for an exercise in cash for a constricted amount only, or suspend the exercise of the option until the extraordinary effects on the share price have ceased. The fair value of the options has not been adjusted for effects resulting from such restrictions. Reasonable estimates cannot be made until it is probable that such adverse events will occur. Since it is not possible to reasonably estimate the fair value of those options at the grant date, compensation costs are determined based on the current intrinsic value of the option until the date at which the number of shares to which a Board member is entitled to and the exercise price are determinable. Upon that date, fair value will be determined in accordance with the fair value recognition provisions of SFAS 123R, Share-Based Payment based on an appropriate fair value option pricing model.
      The Supervisory as well the Managing Board decided not to grant any stock options in fiscal year 2007. Since the authority to distribute options under the 2001 Siemens Stock Option Plan expires on December 13, 2006, no further options will be granted under this plan.
      In November 2005, the Supervisory Board and Managing Board granted options to 597 key executives for 3,023,830 shares with an exercise price of €74.59 of which options for 315,495 shares were granted to the Managing Board. In November 2004, the Supervisory Board and Managing Board granted options to 624 key executives for 2,945,035 shares with an exercise price of €72.54 of which options for 296,270 shares were granted to the Managing Board. In November 2003, the Supervisory Board and Managing Board granted options to 5,625 key executives for 8,678,752 shares with an exercise price of €73.25 of which options for 262,500 shares were granted to the Managing Board.

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

	Year ended September 30,

	2006				2005		2004

			Weighted
			average
		Weighted	Remaining	Aggregate
		average	Contractual	Intrinsic		Weighted		Weighted
		exercise	Term	value in		average		average
	Options	price	(years)	millions of		exercise		exercise
				€	Options	price	Options	price

Outstanding, beginning of period	28,611,556	€71.93			28,054,326	€70.86	20,410,876	€69.82
Granted	3,023,830	€74.59			2,945,035	€72.54	8,678,752	€73.25
Options exercised	(4,215,508)	€55.71			(1,696,362)	€54.31	(65,063)	€57.73
Options forfeited	(690,730)	€76.57			(691,443)	€74.41	(970,239)	€71.18

Outstanding, end of period	26,729,148	€74.67	1.8	65	28,611,556	€71.93	28,054,326	€70.86

Exercisable, end of period	20,978,443	€74.96	1.3	65	17,486,809	€71.21	10,804,159	€82.91
      The total intrinsic value of options exercised during the years ended September 30, 2006, 2005 and 2004 amounts to €68, €14 and €—, respectively. The total grant-date fair value of options vested during the years ended September 30, 2006, 2005 and 2004 was €76, €84 and €155, respectively. As of September 30, 2006, unrecognized compensation cost related to fair value measured stock options amounted to €6, which is expected to be recognized over a weighted average period of 1 year.
      The following table summarizes information on stock options outstanding and exercisable at September 30, 2006:

Options outstanding					Options exercisable

				Aggregate		Weighted		Aggregate
		Weighted	Weighted	Intrinsic		average	Weighted	Intrinsic
	Number of	average	average	Value as of	Number of	remaining	average	Value as of
	Options	remaining life	exercise price	September 30,	Options	life	exercise price	September 30,
Exercise prices	outstanding	(years)	per share	2006	exercisable	(years)	per share	2006

€53.70	4,317,952	1.2	€53.70	65	4,317,952	1.2	€53.70	65
€57.73	20,625	0.1	€57.73		20,625	0.1	€57.73
€72.54	2,778,300	3.2	€72.54		—	3.2	€72.54
€73.25	7,796,442	2.2	€73.25		7,796,442	2.2	€73.25
€74.59	2,972,405	4.2	€74.59		—	4.2	€74.59
€86.23	2,743,721	1.2	€86.23		2,743,721	1.2	€86.23
€87.19	6,099,703	0.2	€87.19		6,099,703	0.2	€87.19
          Fair value information
      The Company’s determination of the fair value of grants is based on a Black-Scholes option pricing model, which was developed for use in estimating the fair values of options that have no vesting restrictions. Option valuation models require the input of highly subjective assumptions including the expected stock price volatility.

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
Assumptions made in estimating the fair value of grants made during the years ended September 30, 2006, 2005 and 2004, are as follows:

	Assumptions at grant date

	2006	2005	2004

Risk-free interest rate	2.99%	2.72%	3.22%
Expected dividend yield	2.41%	2.07%	1.80%
Expected volatility	18.30%	20.38%	31.85%
Expected option life	3.5 yrs.	3 yrs.	3 yrs.
Estimated weighted average fair value per option	€4.06	€4.54	€9.62
Fair value of total options granted during fiscal year	€11	€12	€81
      In fiscal 2006, the expected volatility is based on historical volatility of Siemens shares, implied volatility for traded Siemens options with similar terms and features, and certain other factors. The expected term is derived by applying the simplified method and is determined as the average of the vesting term and the contractual term. The risk-free interest rate is based on applicable governmental bonds. Changes in subjective assumptions can materially affect the fair value of the option.
Stock awards
      In the first quarter of fiscal 2005, the Company introduced stock awards and phantom stock as another means for providing stock-based compensation to members of the Managing Board and other eligible employees. Stock awards are subject to a four year vesting period. Upon expiration of the vesting period, the recipient receives Siemens shares without payment of consideration. Stock awards are forfeited if the grantee’s employment with the Company terminates prior to the expiration of the vesting period. During the vesting period, grantees are not entitled to dividends. Stock awards may not be transferred, sold, pledged or otherwise encumbered. Stock awards may be settled in newly issued shares of common stock of Siemens AG, treasury stock or in cash. The settlement method will be determined by the Managing Board and the Supervisory Board.
      Each fiscal year, the Company decides whether or not to grant Siemens stock awards. Siemens stock awards may be granted only once a year within thirty days following the date of publication of the business results for the previous fiscal year. The Supervisory Board decides annually after the end of each fiscal year how many stock awards to grant to the Managing Board and the Managing Board decides annually how many stock awards to grant to members of the top management of domestic and foreign subsidiaries and eligible employees.
      In fiscal 2006, the Company granted 1,076,860 stock awards to 5,198 employees and members of the Managing Board, of which 25,221 awards were granted to the Managing Board. In fiscal 2005, the Company granted 1,152,508 stock awards to 5,343 employees and members of the Managing Board, of which 24,177

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
awards were granted to the Managing Board. Details on stock award activity and weighted average grant-date fair value are summarized in the table below:

	Year ended September 30,

	2006		2005

		Weighted average		Weighted average
		Grant-Date		Grant-Date
	Awards	Fair Value	Awards	Fair Value

Nonvested, beginning of period	1,136,048	€55.63	—	—
Granted	1,076,860	€57.28	1,152,508	€55.63
Vested	—	—	—	—
Forfeited	(58,037)	€56.17	(16,460)	€55.63

Nonvested, end of period	2,154,871	€56.44	1,136,048	€55.63

Exercisable, end of period	—	—	—	—
      Stock awards are accounted under the fair value recognition provisions of SFAS 123R. Fair value was determined as the market price of Siemens shares less the present value of dividends expected during the 4 year vesting period which resulted in a fair value of €57.28 and €55.63, respectively, per stock award granted in fiscal 2006 and 2005. Total fair value of stock awards granted in fiscal 2006 and 2005 amounted to €62 and €64, respectively.
      As of September 30, 2006, unrecognized compensation costs related to stock awards amounted to €76, which is expected to be recognized over a weighted average vesting period of 2.7 years.
          Employee share purchase program
      Under a compensatory employee share purchase program, employees may purchase a limited number of shares in the Company at preferential prices once a year. Up to a stipulated date in the first quarter of each fiscal year, employees may order the shares, which are usually issued in the second quarter of the fiscal year. The employee share purchase program is measured at fair value. During the years ended September 30, 2006, 2005 and 2004 the Company incurred compensation expense (before income taxes) of €38, €31 and €35, respectively, related to the sale of repurchased shares to employees, based on a preferential employee share price of €46.12, €43.24 and €40.90, respectively, and a grant-date fair value of €21.19, €16.86 and €20.35, respectively, per share. For information on corresponding Siemens share repurchases, see Note 23.
          II.  Liability settled awards
          Stock appreciation rights (SAR’s)
      Where local regulations restrict the grant of stock options in certain jurisdictions, the Company grants SAR’s to employees under the same conditions as the 2001 Siemens Stock Option Plan except that SAR’s are

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
exercisable in cash only. Details on SAR’s activity and weighted average exercise prices are summarized in the table below:

	Year ended September 30,

	2006		2005

		Weighted average		Weighted average
	SAR’s	exercise price	SAR’s	exercise price

Outstanding, beginning of period	267,720	€73.05	198,850	€73.25
Granted	97,270	€74.59	76,670	€72.54
SAR’s exercised	(2,300)	€73.25	—	—
SAR’s forfeited	(12,790)	€73.20	(7,800)	€73.25

Outstanding, end of period	349,900 *	€73.47	267,720	€73.05

Exercisable, end of period	181,950	€73.25	—	—

*	Thereof 72,420 SAR’s with a €72.54 exercise price and a weighted average remaining life of 3.2 years, 181,950 SAR’s with a €73.25 exercise price and a weighted average remaining life of 2.2 years and 95,530 SARs with a €74.59 exercise price and a weighted average remaining life of 4.2 years.
     Since October 1, 2005, SAR’s are remeasured to fair value at each reporting date until the award is settled. The fair value of SAR’s is based on a Black-Scholes option pricing model.
      In fiscal 2006, the expected volatility is based on historical volatility of Siemens shares, implied volatility for traded Siemens options with similar terms and features, and certain other factors. The expected term is derived by applying the simplified method and is determined as the average of the vesting term and the contractual term. The risk-free interest rate is based on applicable governmental bonds. Changes in subjective assumptions can materially affect the fair value of the SAR’s.
          Phantom stock
      Where local regulations restrict the grants of stock awards in certain jurisdictions, the Company grants phantom stock to employees under the same conditions as the Siemens stock awards, except that grantees receive the share prices’ equivalent value in cash only at the end of the four year vesting period. In fiscal 2005, 28,628 phantom stock rights were granted and 391 phantom stock rights forfeited, resulting in a balance of 28,237 phantom stock rights as of September 30, 2005. In fiscal 2006, 33,153 phantom stock rights were granted and 805 phantom stock rights forfeited, resulting in a balance of 60,585 phantom stock rights as of September 30, 2006. None of the phantom stock rights were vested as of September 30, 2006.
      Since October 1, 2005, phantom stock rights are remeasured to fair value at each reporting date until the award is settled.

28.	Personnel costs

	Year ended September 30,

	2006	2005	2004

Wages and salaries	23,656	21,680	20,261
Statutory social welfare contributions and expenses for optional support payments	3,942	3,576	3,419
Expenses relating to pension plans and employee benefits	1,798	1,390	1,416

	29,396	26,646	25,096

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
      The average number of employees in fiscal year 2006 and 2005 was 472,500 and 439,400, respectively (based on continuing operations). Part-time employees are included on a proportionate basis rather than being counted as full units. The employees were engaged in the following activities:

	Year ended
	September 30,

	2006	2005

	(in thousands)
Manufacturing and services	275.3	243.1
Sales and marketing	110.0	110.3
Research and development	47.2	45.7
Administration and general services	40.0	40.3

	472.5	439.4

29. Earnings per share

	Year ended September 30,

	2006	2005	2004

	(shares in thousands)
Income from continuing operations	3,087	3,058	3,450
Plus: interest on dilutive convertible debt securities	21	21	21

Income from continuing operations plus effect of assumed conversion	3,108	3,079	3,471
Weighted average shares outstanding—basic	890,850	890,732	890,705
Effect of dilutive convertible debt securities and stock-based compensation	46,770	45,798	45,510

Weighted average shares outstanding—diluted	937,620	936,530	936,215
Basic earnings per share (from continuing operations)	3.47	3.43	3.87
Diluted earnings per share (from continuing operations)	3.31	3.29	3.71
      In June 2003, the Company issued €2.5 billion of convertible notes (see Note 20). The dilutive effect of potential common shares has been incorporated in determining diluted earnings per share.

30.	Segment information
      As of fiscal 2006, the Company has thirteen reportable segments referred to as Groups reported among the components used in Siemens’ financial statement presentation as described in Note 1. The Groups are organized based on the nature of products and services provided.
      Within the Operations component, Siemens has eleven Groups which involve manufacturing, industrial and commercial goods, solutions and services in areas more or less related to Siemens origins in the electrical business. Also included in Operations are operating activities not associated with a Group, which are reported under Other Operations, as well as other reconciling items discussed in Reconciliation to financial statements below.
      As a result of changes in the Company’s management approach, various modifications were made to the Groups. Based on a decision of the Managing Board in the fourth quarter of fiscal 2005, L&A was dissolved effective October 1, 2005. The Airport Logistics division and Postal Automation division were transferred to I&S and the Electronics Assembly Systems division was transferred to A&D. The Distribution and Industry Logistics as well as the Material Handling Products divisions of the former L&A had already been carved-out into a

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
separate legal entity as of September 30, 2005 (see Note 3). In addition, following an intensive analysis by the Managing Board associated with the strategic reorientation of Com’s operations, the division Siemens Home and Office Communication Devices was reclassified from Com to Other Operations in the third quarter of fiscal 2006. Prior-year information was reclassified for comparability purposes.
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

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
      Other Operations primarily refers to operating activities not associated with a Group and certain centrally-held equity investments (such as BSH Bosch und Siemens Hausgeräte GmbH), as well as to assets recently acquired as part of acquisitions for which the allocation to the Groups are not yet finalized but excluding the investment in Infineon, which was included in Corporate items prior to its sale (see Note 9 for further information). The Dematic business was also included in Other Operations before a significant portion of it was sold (see Note 3 for further information).

Reconciliation to financial statements
      Reconciliation to financial statements includes items which are excluded from definition of Group profit as well as costs of corporate headquarters.
      Corporate items includes corporate charges such as personnel costs for corporate headquarters, the results of corporate-related derivative activities, as well as corporate projects and non-operating investments including, up to the second quarter of fiscal 2004, the Company’s share of earnings (losses) from the equity investment in Infineon as well as goodwill impairment related to L&A (see Note 4). Because the impaired businesses were acquired at the corporate level as part of the Company’s Atecs Mannesmann transaction, the resulting goodwill impairment was taken centrally. Pensions include the Company’s pension related income (expenses) not allocated to the Groups. Eliminations represent the consolidation of transactions within the Operations component.

Corporate items, pensions and eliminations in the column Group profit consists of:

	Year ended September 30,

	2006	2005	2004

Corporate items	(616)	(537)	(450)
Pensions	(598)	(519)	(729)
Eliminations	(34)	(16)	(27)

	(1,248)	(1,072)	(1,206)

      In fiscal 2006, Corporate items include pre-tax gains of €33 and €15, respectively, from the sale of the Company’s remaining interest in Infineon and Epcos (see Note 9). In fiscal 2004, Corporate items include a pre-tax gain of €590 from the sale of Infineon shares (see Notes 5 and 9), €14 representing the Company’s at-equity share in the net income generated by Infineon and impairment charges at L&A of €433.
      In fiscal 2006, Pensions increased mainly due to a reduction in the discount rate assumption at September 30, 2005, which was partly offset by a higher expected return on plan assets. In fiscal 2005, Pensions decreased due to less amortization of unrecognized losses as well as a higher expected return on plan assets which was primarily attributable to supplemental contributions at the beginning of fiscal 2005. For more information related to the Company’s pension plans, see Note 21.
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

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
      The following table reconciles total assets of the Operations component to Net capital employed of the Operations Groups as disclosed in Segment Information according to the above definition:

	September 30,

	2006	2005

Total assets of Operations	83,547	81,366
Asset-based adjustments:
Intracompany financing receivables and investments	(16,963)	(16,987)
Tax related assets	(5,639)	(6,691)
Liability-based adjustments:
Pension plans and similar commitments	(4,099)	(4,917)
Accruals	(6,191)	(7,055)
Liabilities to third parties	(25,649)	(24,093)
Assets and Liabilities held for disposal	(193)	44

Total adjustments (line item Other assets related reconciling items within the Segment Information table)	(58,734)	(59,699)
Net capital employed of Corporate items, pensions and eliminations	3,983	3,690

Net capital employed of Operations Groups	28,796	25,357

      The following table reconciles Net cash from operating and investing activities, Capital spending and Amortization, depreciation and impairments of the Operations component as disclosed in Segment Information to Siemens Consolidated Statements of Cash Flow:

	Net cash from operating						Amortization, depreciation
	and investing activities			Capital spending			and impairments
	Year ended September 30,			Year ended September 30,			Year ended September 30,

	2006	2005	2004	2006	2005	2004	2006	2005	2004

Total Operations— continuing	623	(1,222)	2,241	5,618	5,736	4,033	2,565	2,892	2,857
Total Operations— discontinued	(372)	(1,219)	244	5	135	134	5	109	94

Total Operations	251	(2,441)	2,485	5,623	5,871	4,167	2,570	3,001	2,951
Total Financing and Real Estate— continuing	(172)	(259)	213	791	775	448	442	424	391
Total Financing and Real Estate— discontinued	—	5	3	—	—	—	—	1	2

Total Financing and Real Estate	(172)	(254)	216	791	775	448	442	425	393
Eliminations, reclassifications and Corporate Treasury	288	(8)	561	—	—	—	—	—	—

Siemens Consolidated Statements of Cash Flow	367	(2,703)	3,262	6,414	6,646	4,615	3,012	3,426	3,344

Financing and Real Estate
      The Company’s performance measurement for its Financing and Real Estate Groups is Income before income taxes. In contrast to the performance measurement used for the Operations Groups, interest income and expense is an important source of revenue and expense for Financing and Real Estate.
      For the years ended September 30, 2006, 2005 and 2004, Income before income taxes at SFS includes interest revenue of €557, €491 and €422, respectively, and interest expense of €331, €257 and €223, respectively.

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
In addition, Income before income taxes includes earnings from equity investees for the years ended September 30, 2006, 2005 and 2004 of €57, €46 and €42, respectively.
      For the years ended September 30, 2006, 2005 and 2004, Income before income taxes at SRE includes interest revenue of €49, €51 and €60, respectively, and interest expense of €138, €147 and €145, respectively.
Eliminations, reclassifications and Corporate Treasury
      Income before income taxes consists primarily of interest income due to cash management activities, corporate finance, and certain currency and interest rate derivative instruments.
Description of business segments
      The Operations Groups are comprised of the following businesses:
      Communications (Com)—Com develops, manufactures and sells a full-range portfolio of complex network infrastructure for enterprises and carriers and related services including convergent technologies, products and services for wireless, fixed and enterprise networks. For information on the Company’s discontinued MD operation see Note 3.
      Siemens Business Services (SBS)—SBS provides information and communications services to customers primarily in the manufacturing industry, the public sector, financial services, utilities, telecommunications and media. SBS designs, builds and operates both discrete and large-scale information and communications-systems and solutions and also provides related maintenance and support services.
      Automation and Drives (A&D)—A&D produces and installs manufacturing automation systems, drives systems, low voltage controllers and distributors, and process automation products and instrument systems and provides related solutions and services.
      Industrial Solutions and Services (I&S)—I&S provides a range of facilities systems, solutions and services to raw materials processing companies and infrastructure customers. I&S aims to optimize the production and operational processes of customers in the sectors water, metals, traffic control, airport logistics, postal automation, marine solutions, oil and gas, paper, cement and opencast mining sectors.
      Siemens Building Technologies (SBT)—SBT provides products, systems and services for monitoring and regulating the temperature and ventilation, fire safety, security and energy efficiency of commercial and industrial property, as well as special applications for airports, tunnels, harbors or stadiums.
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

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
      Siemens VDO Automotive (SV)—SV develops, manufactures and sells electronic and mechatronic systems, modules and components for passenger cars and commercial vehicles. Its product range includes solutions for advanced propulsion and motor management, car body and chassis electronics, safety and driver assistance systems as well as driver information, communication and multimedia systems.
      Medical Solutions (Med)—Med develops, manufactures and markets in vivo and in vitro diagnostic and therapeutic systems and devices such as computed tomography, magnetic resonance, molecular imaging, ultrasound and radiology devices, and hearing instruments, as well as information technology systems for clinical and administrative purposes. It provides technical maintenance, professional and consulting services.
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

31.	Geographic information
      The following table presents data by geographic region as of and for the years ended September 30, 2006, 2005 and 2004:

	Sales by location of customer			Sales by location of companies

	2006	2005	2004	2006	2005	2004

Germany	16,245	15,685	16,223	27,656	24,798	25,872
Europe (other than Germany)	27,105	24,429	22,787	26,755	23,684	20,869
U.S.	17,388	14,686	13,378	17,233	14,806	13,377
Americas other than U.S.	5,525	4,414	3,522	4,523	3,651	2,899
Asia-Pacific	12,871	10,057	8,990	8,645	6,612	5,586
Africa, Middle East, C.I.S.	8,191	6,174	5,337	2,513	1,894	1,634

Siemens	87,325	75,445	70,237	87,325	75,445	70,237

	Long-lived assets

	2006	2005	2004

Germany	4,557	4,272	4,190
Europe (other than Germany)	3,536	3,530	2,886
U.S.	2,378	2,551	2,295
Americas other than U.S.	511	592	455
Asia-Pacific	1,011	965	778
Africa, Middle East, C.I.S.	79	102	79

Siemens	12,072	12,012	10,683

      Long-lived assets consist of property, plant and equipment.

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

32.	Subsequent events
      During the first quarter of fiscal 2007, Siemens decided to provide funds for job placement companies for employees affected by the bankruptcy of BenQ Mobile GmbH & Co. OHG and for Inservio GmbH with a corresponding impact on the Company’s income in fiscal 2007.
      On November 15, 2006, Munich public prosecutors (the Prosecutors) conducted searches of Company premises and private homes in Munich, Erlangen and in Austria during which a large volume of documents and electronic data were confiscated. These actions were taken in connection with an investigation of certain current and former employees of the Company on suspicion of embezzlement, bribery and tax evasion. Several arrest warrants were issued for several current and former employees who are or were associated with Com. Among those arrested were a former CFO of Com, as well as the heads of Com’s internal audit and accounting and controlling departments. Another former employee was apprehended in Austria and extradited to Germany. In addition to the interrogations of those arrested, statements were taken from a number of witnesses including Company officials.
      The Prosecutors announced that those arrested are suspected of collaborating to open slush fund accounts abroad, and of operating a system to embezzle funds from the Company. More specifically, the Prosecutors allege that from 2002 to the present, these individuals siphoned off money from Com via off-shore companies and their own accounts in Switzerland and Liechtenstein. The Prosecutors indicated that whether and the extent to which the diverted funds were used for bribes remains to be determined. The investigation is ongoing, and the Company is fully cooperating with the authorities.
      The Prosecutors’ current investigation grew out of an anonymous complaint and requests for judicial assistance from Switzerland and Italy.
      Bank accounts in Geneva, Switzerland, held by a former officer of Com of Siemens Greece were seized in August 2005. The Company became aware of the seizure at the end of 2005 having been notified by both the officer and the financial institution in which the accounts were held. As part of its internal investigation, the Company filed a civil action in Greece against the officer on November 14, 2006.
      In June 2006, the Company also became aware of the existence of an escrow account in Lugano, Switzerland. In July 2006, the trustee was requested to provide documentation of the account and to transfer the funds to the Company: The account was seized prior to receiving the funds.
      Bank accounts in Liechtenstein were also seized in late 2004. Funds from these Liechtenstein accounts were transferred to Siemens in 2005 after being released by governmental authorities.
      On March 30, 2006, the premises of Intercom Telecommunication Systems AG in Switzerland (Intercom), a subsidiary of Siemens, were searched by Swiss prosecutors. The Company subsequently learned that, via Intercom, so-called Business Consultant Agreements were processed directly or indirectly through intermediary companies. Intercom currently finds itself in liquidation. It has been established that Intercom made payments to the above mentioned bank accounts. Investigations are ongoing to determine the rightful owner of the accounts in Geneva and Lugano.
      The Swiss investigation was preceded by Liechtenstein criminal investigations. The criminal investigation in Liechtenstein related to money laundering and corruption allegations against certain former Siemens employees and other persons. In January 2006, Siemens became aware of a request by Liechtenstein for judicial assistance from Switzerland. Siemens subsequently determined that the Swiss and Liechtenstein investigations pertain to related activities.
      In Italy, an already pending criminal investigation there focusing on money laundering and corruption allegations against third parties in respect of activities in the 1990s pertains to similar activities in the Com Group. Based on a request for judicial assistance from Italy to Germany in 2005 premises and private homes in Munich were searched.

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)
      We are in communication with the U.S. Securities and Exchange Commission and the U.S. Department of Justice via a U.S. law firm regarding these matters.
      Siemens has stated its commitment to have these matters completely cleared up as quickly as possible and has also started an additional internal investigation. The major issues uncovered to date in connection with Siemens’ internal investigation are presented below:

•	Within Com there exist a number of Business Consultant Agreements. We have identified a multitude of payments made in connection with these contracts over the course of approximately a seven-year period for which we have either not been able to establish a valid business purpose or clearly identify the recipient. These payments raise concerns under the legislation of the U.S., Germany and other countries.

•	The payments identified were recorded as deductible business expenses in prior periods in determining income tax provisions. Our investigation determined that certain of these payments are nondeductible under German tax regulations, and accordingly, we have recorded additional income tax charges in our financial statements to reflect the correct tax treatment of these expenses. The Company has already reported this issue to the German tax authority.
      The Company’s internal investigation into possible violations of law is still ongoing.
      The additional deferred and current income tax charges described above totaled €168 over a period of approximately seven years. Of the total charge, €73 was reflected in the Company’s fiscal 2006 Consolidated Statements of Income and related to fiscal 2006, 2005 and 2004. The remaining €95 of additional income tax expense related to years preceding fiscal 2004 and was reflected as a reduction of Shareholders’ equity as of October 1, 2003. (See Note 2 for further information).
      The Managing Board of Siemens does not tolerate any illegal business practices of its employees worldwide and has therefore initiated the following immediate actions:

•	The Managing Board has engaged an external attorney to act as an independent “ombudsman” and to provide a protected communication channel for Siemens employees and third parties.

•	In cases where suspicions of illegal behavior have been substantiated, the involved employees will immediately be suspended.

•	The Company’s audit and compliance departments and an internal task force have been instructed to continue their internal investigation activities and the examination of our compliance and internal control system for gaps and any possibilities of circumvention.
      The Managing Board and the Audit Committee of Siemens will engage an independent compliance advisor in order to consult the Managing Board and the Audit Committee with regard to the future structure of the compliance organization, the execution of compliance reviews, the review of related guidelines and controls including potential improvement measures, and the respective communication and training. The independent compliance advisor will also provide periodic status reports to the Audit Committee.
      Furthermore, the Audit Committee of Siemens will conduct a companywide investigation and engage an independent external law firm which will mandate the involvement of a forensic accounting firm.
      Siemens currently can not exclude the possibility that criminal or civil sanctions may be brought against the Company itself or against certain of its employees in connection with possible violations of law. The Company’s operating activities may also be negatively affected due to imposed penalties, compensatory damages or due to the exclusion from public procurement contracts. To date, no charges for any such penalties or damages have been accrued as management does not yet have enough information to reasonably estimate such amounts. Furthermore, changes affecting the Company’s course of business or its compliance programs may turn out to be necessary.

PART III, CONTINUED
ITEM 19:      EXHIBITS

Exhibit
Number	Description of Exhibit

1.1	English translation of Articles of Association of Siemens Aktiengesellschaft updated as of October 2006
2.1	The total amount of long-term debt securities authorized under any instrument does not exceed 10% of the total assets of the Company on a consolidated basis. We hereby agree to furnish to the Commission, upon its request, a copy of any instrument defining the rights of holders of long-term debt of Siemens Aktiengesellschaft or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.
8.1	List of Significant Subsidiaries
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Chief Executive Officer pursuant to 18. U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to 18. U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
14.1	Consent of KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft

III-1

SIGNATURES
       The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused the undersigned to sign this annual report on its behalf.
Date: December 11, 2006

Siemens Aktiengesellschaft

/s/ Joe Kaeser

Joe Kaeser
Executive Vice President and Chief Financial Officer

/s/ Dr. Ralf P. Thomas

Dr. Ralf P. Thomas
Corporate Vice President and Controller

III-2