Form 20-F
period 2007-09-30
SIEMENS AKTIENGESELLSCHAFT
filed 2007-11-28
CIK 1135644

As filed with the Securities and Exchange Commission on November 28, 2007

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended September 30, 2007.
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

  The number of outstanding shares of each of the issuer’s classes of capital or common stock as of September 30, 2007: 914,203,038 common shares, no par value.

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
Item 17  ☑ Item 18  ☐

  If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes  ☐     No  ☑

FORWARD LOOKING STATEMENTS

This Form 20-F contains forward-looking statements and information – that is, statements related to future, not past, events. These statements may be identified by words such as “expects,” “looks forward to,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “project” or words of similar meaning. Such statements are based on our current expectations and certain assumptions, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect our operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. For us, particular uncertainties arise, among others, from: the factors listed above under Item 3: “Key Information—Risk Factors;” changes in general economic and business conditions (including margin developments in major business areas); the challenges of integrating major acquisitions and implementing joint ventures and other significant portfolio measures; changes in currency exchange rates and interest rates; introduction of competing products or technologies by other companies; lack of acceptance of new products or services by customers targeted by Siemens; changes in business strategy; the outcome of pending investigations and legal proceedings, especially the corruption investigations we are currently subject to in Germany, the United States and elsewhere; the potential impact of such investigations and proceedings on our ongoing business including our relationships with governments and other customers; the potential impact of such matters on our financial statements; as well as various other factors. More detailed information about certain of these factors is contained throughout this report and in our other filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens does not intend or assume any obligation to update or revise these forward-looking statements in light of developments which differ from those anticipated.

In this Form 20-F, references to “we,” “us,” “our,” “Company,” “Siemens” or “Siemens AG” are to Siemens Aktiengesellschaft and, unless the context otherwise requires, to its consolidated subsidiaries. In Item 4: “Information on the Company— Description of Business,” we use the terms “we” and “us” to refer to a specific Siemens Group. Throughout this annual report, whenever a reference is made to our Company’s website, such reference does not incorporate information from the website by reference into this annual report.

i

[THIS PAGE INTENTIONALLY LEFT BLANK]

ii

PART I

ITEM 1:  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2:  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3:  KEY INFORMATION

Selected Consolidated Financial and Statistical Data

Effective with the first quarter of fiscal 2007, we prepare our primary financial reporting according to International Financial Reporting Standards (IFRS) and its interpretations issued by the International Accounting Standards Board (IASB), as adopted by the European Union (EU). The Consolidated Financial Statements of Siemens also comply with IFRS as published by the IASB. Therefore, there are no differences and a reconciliation between IFRS as adopted by the EU and IFRS as published by the IASB is not needed. Until fiscal year end 2006, our primary financial reporting was prepared in accordance with United States Generally Accepted Accounting Principles (U.S. GAAP). In addition, we published our first IFRS Consolidated Financial Statements as supplemental information in December 2006.

The IFRS selected financial data set forth below as of and for each of the years in the three-year period ended September 30, 2007 should be read in conjunction with, and are qualified in their entirety by reference to, the Consolidated Financial Statements and the Notes thereto presented elsewhere in this document.

We have also presented the selected financial data below as of and for each of the years in the five-year period ended September 30, 2007 in accordance with U.S. GAAP. For fiscal years 2005 to 2007, the selected financial data has been derived from a reconciliation of our IFRS Consolidated Financial Statements to U.S. GAAP. For fiscal 2003 and 2004, we present our Consolidated Financial Statements prepared in accordance with U.S. GAAP. For information with respect to the major differences between IFRS and U.S. GAAP see “Notes to Consolidated Financial Statements.”

Income Statement Data

	Year ended September 30,
	2007(1)	2006(1)(3)	2005(1)(3)	2004	2003
	(€ in millions, except per share data)

Amounts in accordance with IFRS:
Revenue	72,448	66,487	55,781	N/A	N/A
Income from continuing operations before income taxes	5,101	3,418	3,594	N/A	N/A
Income from continuing operations	3,909	2,642	2,813	N/A	N/A
Income (loss) from discontinued operations, net of income taxes	129	703	(237)	N/A	N/A
Net income	4,038	3,345	2,576	N/A	N/A
Basic earnings per share
Income from continuing operations	4.13	2.78	2.96	N/A	N/A
Income (loss) from discontinued operations	0.11	0.74	(0.25)	N/A	N/A
Net income	4.24	3.52	2.71	N/A	N/A
Diluted earnings per share
Income from continuing operations	3.99	2.77	2.85	N/A	N/A
Income (loss) from discontinued operations	0.11	0.74	(0.23)	N/A	N/A
Net income	4.10	3.51	2.62	N/A	N/A

	Year ended September 30,
	2007(2)	2006(2)(3)	2005(2)(3)	2004	2003
	(€ in millions, except per share data)

Amounts in accordance with U.S. GAAP:
Net sales	78,890	77,559	66,089	61,480	61,624
Income from continuing operations before income taxes	3,250	3,728	3,549	3,807	2,902
Income from continuing operations	2,064	2,650	2,543	3,006	2,058
Income (loss) from discontinued operations, net of income taxes	353	393	(379)	399	387
Net income	2,417	3,043	2,164	3,405	2,445
Basic earnings per share
Income from continuing operations	2.30	2.97	2.85	3.37	2.31
Income (loss) from discontinued operations	0.39	0.45	(0.42)	0.45	0.44
Net income	2.69	3.42	2.43	3.82	2.75
Diluted earnings per share
Income from continuing operations	2.29	2.85	2.74	3.23	2.28
Income (loss) from discontinued operations	0.39	0.42	(0.41)	0.43	0.43
Net income	2.68	3.27	2.33	3.66	2.71

Balance Sheet Data

	At September 30,
	2007	2006		2005		2004		2003
	(€ in millions)

Amounts in accordance with IFRS:
Total assets	91,555	87,528	(3)	81,579	(3)	N/A		N/A
Long-term debt	9,860	13,122		8,040		N/A		N/A
Total equity	29,627	25,895	(3)	23,791	(3)	N/A		N/A
Common stock	2,743	2,673		2,673		N/A		N/A

Amounts in accordance with U.S. GAAP:
Total assets	93,470	90,770	(3)	85,884	(3)	79,239	(3)	77,378	(3)
Long-term debt	9,853	13,399		8,436		9,785		11,433
Shareholders’ equity	30,379	28,926	(3)	26,632	(3)	26,454	(3)	23,404	(3)
Common stock	2,743	2,673		2,673		2,673		2,673

(1)	Under IFRS, the historical results of the former operating segment Communications (Com) are reported as discontinued operations in the Company’s Consolidated Statements of Income for all periods presented and the assets and liabilities were classified on the balance sheet as held for disposal. These Com activities include (i) the previous Mobile Devices (MD) business, which has meanwhile been sold, (ii) the carrier-related operations, which were contributed to Nokia Siemens Networks in April 2007, and (iii) the enterprise networks business, for which the Company is actively pursuing its plan to dispose of. Not included in discontinued operations are certain Com business activities which are now part of Other Operations and Automation & Drives (A&D). The financial information for fiscal 2007, 2006 and 2005 presents comparable amounts.

On July 25, 2007, Siemens signed an agreement with Continental AG, Hanover, Germany, to sell its entire Siemens VDO Automotive (SV) activities. The historical results of SV are reported as discontinued operations in the Consolidated Statements of Income for all periods presented. The assets and liabilities of SV are presented as held for disposal on the balance sheet as of September 30, 2007.

(2)	Under U.S. GAAP, the historical results of the previous MD business and the SV activities mentioned above are reported as discontinued operations in the Company’s Consolidated Statements of Income for all periods presented and the assets and liabilities were classified on the balance sheet as held for disposal on September 30, 2005 for MD and September 30, 2007 for SV.

(3)	In connection with the investigation launched by Munich prosecutors in 2006, Siemens identified a large volume of payments made in connection with a number of Business Consultant Agreements and similar sales-related arrangements with third-party intermediaries as well as other payments within the former Com Group, the Company’s other Groups and regional companies, for which the Company has not been able either to establish a valid business purpose or to clearly identify the recipient. The payments identified were recorded as deductible business expenses in prior periods in determining income tax provisions. During fiscal 2007, the Company determined that certain of these payments were non-deductible under tax regulations of Germany and other jurisdictions. Further, the Company identified certain commission liability accounts at the Medical Solutions (Med) Group which were created in fiscal years prior to 2005 and subsequently released in a manner that did not comply with applicable accounting principles. These matters were accounted for in fiscal 2007, by adjusting the comparative amounts for fiscal years 2005 and 2006. The adjustments had the effect of reducing Income from continuing operations before income taxes by €24 million and €25 million in fiscal 2006 and 2005, respectively, and of reducing Income from continuing operations, net of income taxes by €58 million and €71 million in fiscal 2006 and 2005 respectively. The effect on Net income was an increase of €10 million in fiscal 2006 and a decrease of €84 million in fiscal 2005. The total adjustments relating to years prior to fiscal 2005 had the effect of decreasing Shareholders’ equity as of October 1, 2004 by €306 million (thereof €90 million refers to fiscal 2004 and €59 million refers to fiscal 2003). For further information see Notes 2 and 29 of the “Notes to Consolidated Financial Statements.” Total assets and Shareholders’ equity at September 30, 2004 and 2003 have been adjusted; however, income statement data for the years ended September 30, 2004 and 2003 have not been adjusted as the impact on net income and earnings per share in each of these years was also not material.

The number of shares outstanding at September 30, 2007, 2006, 2005, 2004 and 2003 was 914,203,038, 891,086,826, 891,076,457, 891,075,461 and 890,865,117, respectively.

Dividends

The following table sets forth in euros and in dollars the dividend paid per share for the years ended September 30, 2003, 2004, 2005, 2006 and the proposed dividend per share for the year ended September 30, 2007. Owners of our shares who are United States residents should be aware that they will be subject to German withholding tax on dividends received. See Item 10: “Additional Information—Taxation.”

	Dividend paid
	per share
Year ended September 30,	Euro		Dollar

2003	1.10		1.40
2004	1.25		1.63
2005	1.35		1.65
2006	1.45		1.88
2007	1.60	*	—

*	Proposed by the Managing Board and the Supervisory Board; to be approved by the shareholders at the shareholders’ annual meeting on January 24, 2008.

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

Fiscal year ended September 30,	Average

2003	1.0919
2004	1.2199
2005	1.2727
2006	1.2361
2007	1.3420

The following table shows the noon buying rates for euro in U.S. dollars for the last six months.

2007	High	Low

May	1.3616	1.3419
June	1.3526	1.3295
July	1.3831	1.3592
August	1.3808	1.3402
September	1.4219	1.3606
October	1.4468	1.4092
November	1.4829	1.4435

On November 23, 2007, the noon buying rate was U.S.$1.4825 per €1.00.

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

Strategic

Market Dynamics

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

Our Groups are affected by market conditions. For example Medical Solutions (Med) is dependent on the healthcare markets, particularly in the U.S. Some of our Groups are affected considerably by the markets in Asia as well as Middle East, such as Power Generation (PG) and Power Transmission & Distribution (PTD). In addition, the financial condition of our customers may negatively impact our Groups.

Our financial results and cash flows may be adversely affected by continued strategic reorientations and cost-cutting initiatives:  We are in the process of strategic reorientations and constantly perform cost-cutting initiatives, including headcount reduction, capacity adjustments through consolidation of business activities and manufacturing facilities, as well as streamlining product portfolios. These measures impact our earnings results and any future contribution of these measures to our profitability will be influenced by the actual savings achieved and by our ability to sustain these ongoing efforts.

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

Our businesses must keep pace with technological changes and develop new products and services to remain competitive:  The markets in which our businesses operate experience rapid and significant changes due to the introduction of innovative technologies. To meet our customers’ needs in these businesses, we must continuously design new, and update existing, products and services and invest in and develop new technologies. This is especially true for our Group Med. Introducing new offerings and technologies requires a significant commitment to research and development, which may not always result in success. Our sales and profits may suffer if we invest in technologies that do not function as expected or are not accepted in the marketplace as anticipated, if our products or systems are not brought to market in a timely manner, or as they become obsolete.

Our financial results and cash flows may be adversely affected by cost overruns or additional payment obligations particularly with respect to our long-term contracts:  A majority of our operating Groups, including Siemens IT Solutions and Services (SIS), Industrial Solutions and Services (I&S), Siemens Building Technologies (SBT), PG, PTD and Transportation Systems (TS), perform a significant portion of their business, especially large projects, under long-term contracts that are awarded on a competitive bidding basis. The profit margins realized on such fixed-priced contracts may vary from original estimates as a result of changes in costs and productivity over their term. We sometimes bear the risk of quality problems, cost overruns or contractual penalties caused by unexpected technological problems, unforeseen developments at the project sites, performance problems with our subcontractors or other logistical difficulties. Certain of our multi-year contracts also contain demanding installation and maintenance requirements, in addition to other performance criteria relating to timing, unit cost requirements and compliance with government regulations, which, if not satisfied, could subject us to substantial contractual penalties, damages, non-payment and contract termination. There can be no assurance that all of our fixed-priced contracts can be completed profitably. For additional information, see Item 5: “Operating and Financial Review and Prospects—Critical Accounting Estimates.”

Planning & Resources

We may be adversely affected by our equity interests and strategic alliances:  Our strategy includes strengthening our business interests through joint ventures and associate companies, as well as strategic alliances. Certain of our strategic investments accounted for using the equity method are included in our Strategic Equity Investments (SEI), which consist of Nokia Siemens Networks (NSN), BSH Bosch und Siemens Hausgeräte GmbH (BSH) and Fujitsu Siemens Computers (Holding) BV (FSC). Any factors negatively influencing the profitability of our equity investments could have a negative impact on our own results, and may also negatively affect our cash flow and our ability to recover the full amount of our investments. In addition, such portfolio transactions are inherently risky because of the difficulties of integrating people, operations, technologies and products that may arise. Strategic alliances may also pose risks for us because we compete in some business areas with companies with which we have strategic alliances.

Acquisitions and Dispositions

Our financial results and cash flows may be adversely affected by portfolio measures:  Our strategy includes divesting our interests in some business areas and strengthening others through portfolio measures, including mergers and acquisitions.

With respect to dispositions, we may not be able to divest some of our activities as planned and our divesting activities could have a negative impact on our results of operations, our cash flow at closing, as well as in the future, and on our reputation. For example, we plan to dispose of our enterprise networks business. The assets and liabilities of the enterprise networks business were classified on the balance sheet as held for disposal and measured at the lower of their carrying amount and fair value less costs to sell and the historical results are reported as discontinued operations. Further impairments may be necessary and we may not be able to achieve the planned purchase price for the disposal group. For additional information with respect to the enterprise networks business, see “Notes to Consolidated Financial Statements.”

Mergers and acquisitions are inherently risky because of the difficulties of integrating people, operations, technologies and products that may arise. There can be no assurance that any of the businesses we acquire can be successfully integrated or that they will perform well once integrated. In addition, we may incur significant acquisition, administrative and other costs in connection with these transactions, including costs related to integration of acquired businesses. Furthermore, portfolio activities may result in additional financing needs and adversely affect our financial leverage and our debt-to-equity ratio. Acquisitions may also lead to substantial increases in long-lived assets, including goodwill. Write-downs of these assets due to unforeseen business developments may materially and adversely affect our earnings. Particularly Med, Automation and Drives (A&D), PG and I&S have significant amounts of goodwill.

Operations

Supply Chain Management

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

Product Lifecycle Management

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

Human Resources

We are dependent upon hiring and retaining highly qualified management and technical personnel:  Competition for highly qualified management and technical personnel remains intense in the industries and regions in which our business Groups operate. In many of our business areas, we further intend to extend our service businesses significantly, for which we will need highly skilled employees. Our future success depends in part on our continued ability to hire, assimilate and retain engineers and other qualified personnel. There can be no assurance that we will continue to be successful in attracting and retaining highly qualified employees and key personnel in the future and any inability to do so could have a material adverse effect on our business.

Financial

Market

We are exposed to currency risks and interest rate risks:  We are particularly exposed to fluctuations in the exchange rate between the U.S. dollar and the euro, because a high percentage of our business volume is conducted in the U.S. and as exports from Europe. As a result, a strong euro in relation to the U.S. dollar can have a material impact on our revenues and results. Certain currency risks—as well as interest rate risks—are hedged on a company-wide basis using derivative financial instruments. Depending on the development of foreign currency exchange rates, our hedging activities can have significant effects on our cash flow, particularly for our treasury activities (Corporate Treasury). Our Groups engage in currency hedging activities which sometimes do not qualify for hedge accounting. In addition, our Corporate Treasury has interest rate hedging activities which also do not qualify for hedge accounting, and are subject to changes in interest rates. Accordingly, exchange rate and interest rate fluctuations may influence our financial results and lead to earnings volatility. A strengthening of the euro particularly against the U.S. dollar may also change our competitive position, as many of our competitors may benefit from having a substantial portion of their costs based in weaker currencies, enabling them to offer their products at lower prices. For more details regarding currency risks, interest rate risks, hedging activities and other market risks, please see Item 11: “Quantitative and Qualitative Disclosure About Market Risk.”

Liquidity and Credit

Our Corporate Treasury financing is affected by the uncertainties of economic conditions and the development of capital markets:  Our Corporate Treasury is responsible for the financing of the Company and our Groups. A negative development in the capital markets increases our cost of capital and limits our financing flexibility. For example, the recent development in the subprime mortgage market in the U.S. has had a global impact on the capital markets. Such developments could limit our possibilities of debt financial instruments financing.

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

Downgrades of our ratings may increase our cost of capital and could negatively affect our businesses:  Our financial condition, results of operations and cash flows are influenced significantly by the actual and expected performance of the operating Groups, as well as the Company’s portfolio measures. An actual or expected negative development of our results of operations or cash flows or an increase in our net debt position may result in the deterioration of our credit rating. Downgrades by rating agencies may increase our cost of capital and could negatively affect our businesses.

Capital Structure

The funded status of our off-balance sheet pension benefit plans and its financial statement impact is dependent on several factors:  The funded status of our pension plans may be affected by an increase or decrease of the Defined Benefit Obligation (DBO), as well as by an increase or decrease in the valuation of plan assets. Pensions are accounted in accordance with actuarial valuations, which rely on statistical and other factors in order to anticipate future events. These factors include key pension plan valuation assumptions like the discount rate, expected rate of return on plan assets, rate of future compensation increases and pension progression. Assumptions may differ from actual developments due to changing market and economic conditions, thereby resulting in an increase or decrease of the DBO. Significant changes in investment performance or a change in the portfolio mix of invested assets can result in corresponding increases and decreases in the valuation of plan assets, particularly equity securities, or in a change of the expected rate of return on plan assets. Also, changes in pension plan assumptions can affect net periodic pension cost. For example, a change in discount rates or in the expected return on plan assets assumption may result in changes in the net benefit pension cost in the following financial year. For additional information, see Item 5: “Operating and Financial Review and Prospects—Critical Accounting Estimates” and “Notes to Consolidated Financial Statements.”

Compliance

Code of Conduct

Public prosecutors and other government authorities in jurisdictions around the world, including the U.S. Securities and Exchange Commission (SEC) and the U.S. Department of Justice (DOJ), are conducting investigations of Siemens and certain of its current and former employees regarding allegations of public corruption and other illegal acts. The results of these and any future investigations may have a material adverse effect on the development of future business opportunities, our financial results and condition, the price of our shares and ADSs and our reputation:  Public prosecutors and other government authorities in jurisdictions around the world are investigating allegations of corruption at a number of Siemens’ business Groups and regional companies. In addition to ongoing investigations, there could be additional investigations launched in the future by governmental authorities in these or other jurisdictions and existing investigations may be expanded. These governmental authorities may take action against us or some of our employees. These actions could include criminal and civil fines, in addition to those already imposed on the Company, as well as penalties, sanctions, injunctions against future conduct, profit disgorgement, disqualifications from engaging in certain types of business, the loss of business licenses or permits or other restrictions. In addition to monetary and other penalties, a monitor could be appointed to review future business practices with the goal of ensuring compliance with applicable laws and we may otherwise be required to further modify our business practices and compliance programs. Tax authorities may also impose certain remedies, including potential tax penalties.

Depending on the development of these investigations, we may be required to accrue additional material amounts for such penalties, damages, profit disgorgement or other possible actions that may be taken by various governmental authorities. Any of the foregoing could have a material adverse effect on our business, financial results and condition, the price of our shares and our reputation.

Additionally, we engage in a substantial amount of business with governments and government-owned enterprises around the world. We also participate in a number of projects funded by government agencies and non-governmental organizations such as the World Bank. If we or our subsidiaries are found to have engaged in illegal acts or not to have taken effective steps to address the allegations or findings of corruption in our business, this may impair our ability to participate in business with governments or non-governmental organizations and may result in formal exclusions from such business, which may have a material adverse effect on our business. As described more fully in Item 4: “Information on the Company—Legal Proceedings,” we or our subsidiaries have in the past been excluded from government contracting as a result of findings of corruption or other misconduct. Debarment from participating in contracting with governments or non-governmental organizations in one jurisdiction may also lead to debarment in other jurisdictions or by other non-governmental organizations. Even if we are not formally excluded from participating in government business, government agencies or non-governmental organizations may informally exclude us from tendering for or participating in certain contracts. From time to time, we have received requests for information from government customers and non-governmental organizations regarding the investigations described above and our response to those investigations. We expect such requests to continue.

In addition, our involvement in existing and potential corruption proceedings could also damage our reputation generally and have an adverse impact on our ability to compete for business from both public and private sector customers. The investigations could also impair our relationship with business partners on whom we depend and our ability to obtain new business partners and could also adversely affect our ability to pursue strategic projects and transactions which could be important to our business, such as alliances, joint ventures or other combinations. Current or future investigations could result in the cancellation of certain of our existing contracts, and the commencement of significant third-party litigation, including by our competitors.

The governmental investigations as well as the investigation conducted by Debevoise & Plimpton LLP, the independent law firm mandated by the Company, are at this time incomplete and we cannot predict when they will be completed or what their outcome will be, including the potential effect that their results or the reactions of third parties thereto, may have on our business. Future developments in these investigations, responding to the requests of governmental authorities and cooperating with these investigations, especially if we are not able to resolve the investigations in a timely manner, could divert management’s attention and resources from other issues facing our business. Management is in the process of implementing a remediation plan to address corruption and compliance risk in our business. If this remediation plan is unsuccessful, or if we cannot implement it in a timely manner, there could be an increased risk that one or more of the risks described above could materialize.

We have concluded that our internal control over financial reporting was not effective as of September 30, 2007. As a result, our ability to report our results of operations accurately and in a timely manner, including our ability to make required filings with government authorities, may be adversely affected. In addition, the trading price of our shares and ADSs may be adversely affected by a related negative market reaction:  We have identified a material weakness in our internal control over financial reporting. Our management, including the CEO and CFO, has concluded that our disclosure controls and procedures were not effective as of September 30, 2007 to achieve their intended objectives. Following the guidelines stipulated by the Public Company Accounting Oversight Board, we have identified the following material weakness in our internal control over financial reporting: The Company’s internal control in the area of anti-corruption was not sufficiently robust to prevent certain members of management from circumventing or overriding elements of the Company’s financial control environment and misusing funds contrary to Company policies. As of September 30, 2007, the investigations of this failure, and the implementation of the Company’s remediation plan to address it, were not far enough advanced to provide a sufficient level of assurance that such circumvention or override of controls and misuse of funds by management would be prevented. For more information, see Item 15: “Controls and Procedures.” As of the date of this annual report on Form 20-F, the process of designing, implementing and validating remedial measures related to the material weakness is ongoing. Although we have identified a material weakness, we have not yet identified all of the areas in which the relevant controls were deficient, and as a result have not been in a position to remediate them. If our efforts to remediate this material weakness are not successful, we may be unable to report our results of operations accurately and in a timely manner and make our required filings with government authorities, including the U.S. Securities and Exchange Commission. Furthermore, our business and operating results and the price of our shares and ADSs may be adversely affected by related negative market reactions. We cannot be certain that in the future additional material weaknesses will not exist or otherwise be discovered.

Legal

Our business could suffer as a result of current or future litigation:  We are subject to numerous risks relating to legal proceedings to which we are currently a party or that could develop in the future. In the ordinary course of our business, we become party to lawsuits, including suits involving allegations of improper delivery of goods or services, product liability, product defects, quality problems and intellectual property infringement. For additional information with respect to legal proceedings, see Item 4: “Information on the Company—Legal Proceedings.” There can be no assurance that the results of these or other legal proceedings will not materially harm our business, reputation or brand. We record a provision for litigation risks when (i) a present obligation as a result of a past event exists; (ii) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and (iii) a reliable estimate can be made of the amount of the obligation. We maintain liability insurance for certain legal risks at levels our management believes are appropriate and consistent with industry practice. We may incur losses relating to litigation beyond the limits, or outside the coverage, of such insurance and such losses may have a material adverse effect on the results of our operations or financial condition and our provisions for litigation related losses may not be sufficient to cover our ultimate loss or expenditure.

Regulatory

We are subject to risks associated with our international operations:  Changes in regulatory requirements, tariffs and other trade barriers and price or exchange controls could impact our sales and profitability and make the repatriation of profits difficult. In addition, the uncertainty of the legal environment in some regions could limit our ability to enforce our rights. We expect that sales to emerging markets will continue to be an increasing portion of total sales, as our business naturally evolves and as developing nations and regions around the world increase their demand for our offerings. Emerging market operations present several risks, including civil disturbances, health concern, cultural differences such as employment and business practices, volatility in gross domestic product, economic and governmental instability, the potential for nationalization of private assets, and the imposition of exchange controls. In particular, the Asian markets are important for our long-term growth strategy and our sizeable operations in China are influenced by a legal system that is still developing and is subject to change. Our growth strategy could be limited by governments supporting local industries. The demand for many of the products of our business Groups, particularly those that derive their revenue from large projects, can be affected by expectations of future demand, prices and gross domestic product in the markets in which those Groups operate. If any of these risks or similar risks associated with our international operations were to materialize, it could have a material adverse effect on our results of operations and financial condition.

We are subject to environmental and other government regulations:  Some of the industries in which we operate in are highly regulated. Current and future environmental and other government regulations, or changes thereto, may result in significant increases in our operating or product costs. We could also face liability for damage or remediation for environmental contamination at the facilities we design or operate. See Item 4: “Information on the Company—Environmental Matters” for a discussion of significant environmental matters. We accrue for environmental risks when (i) a present obligation as a result of a past event exists; (ii) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and (iii) a reliable estimate can be made of the amount of the obligation. With regard to certain environmental risks, we maintain liability insurance at levels that our management believes are appropriate and consistent with industry practice. We may incur environmental losses beyond the limits, or outside the coverage, of such insurance and such losses may have a material adverse effect on the results of our operations or financial condition and our provisions for environmental remediation may not be sufficient to cover the ultimate losses or expenditures.

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

During fiscal 2007, Siemens employed an average of 386,200 people and operates in approximately 190 countries worldwide. In fiscal 2007, we had revenue of €72.448 billion. Our balanced business portfolio is based on leadership in electronics and electrical engineering. We have combined this expertise with a commitment to original research and development (R&D) to build strong global market positions in the sectors energy, industry and healthcare. While the energy sector comprises our Groups Power Generation (PG) and Power Transmission and Distribution (PTD), the industry sector encompasses our Groups Automation and Drives (A&D), Industrial Solutions and Services (I&S), Siemens Building Technologies (SBT), Osram and Transportation Systems (TS). Healthcare consists of our Group Medical (Med), providing medical solutions including diagnostics. Besides these activities, Siemens IT Solutions and Services (SIS) provides information and communication services to customers and to other Siemens Groups. Also, in fiscal 2007, the Company had a Real Estate business comprising the activities of Siemens Financial Services (SFS) and Siemens Real Estate (SRE). As a result of our strategic reorientation, SIS and SFS will be cross-functional activities and SRE will become an internal Company unit. Our businesses operate under a range of regional and economic conditions. In internationally-oriented long-cycle industries, for example, customers have multi-year planning and implementation horizons that tend to be independent of short-term economic trends. Our activities in these areas include PG, PTD, Med and TS. In fields with more industry-specific cycles, customers tend to have shorter horizons for their spending decisions and greater sensitivity to current economic conditions. Our activities in these areas include A&D and Osram. Some Groups, especially Med are also influenced by technological change and the rate of acceptance of new technologies by end users.

As a globally operating organization, we also conduct business with customers in Iran, Sudan, Syria, Cuba and North Korea. The U.S. Department of State designates these countries as state sponsors of terrorism and subjects them to export controls. Our activities with customers in these states are insignificant relative to our size (less than 1% of our sales in fiscal 2007) and do not, in our view, represent either individually or in aggregate a material investment risk. In light of current humanitarian conditions in Sudan, Siemens ceased its business activities in that country as of June 30, 2007. However, we may participate in humanitarian efforts of internationally recognized organizations in Sudan. We actively employ systems and procedures for compliance with applicable export control programs, including those in the United States, the European Union and Germany.

In the second quarter of fiscal 2007, we successfully concluded our “Fit4More” program, which we initiated in fiscal 2005. Its goal was to increase profitability and growth. The main areas of the program were: Performance and Portfolio, Operational Excellence, People Excellence and Corporate Responsibility. The overall objective of the program was to increase profitability, as measured by specific margin targets for our business Groups. Beginning with the second quarter of fiscal 2007, we started a new program called “Fit for 2010” which is based on the pillars of the Fit4More program.

In the remainder of this section, we detail the Fit for 2010 strategy, highlight portfolio optimization activities in recent years and describe the various segments of our business in more detail.

Fit for 2010 program

The overall objectives of Fit for 2010, defined as Performance targets, are to achieve profitable growth and to increase the value of the company. Drivers of Performance are Portfolio, People Excellence, Corporate Responsibility and Operational Excellence.

Performance—sets medium-term goals for Siemens to further enhance our competitiveness and our company value by defining return, growth, cash and capital structure targets for the company and margin ranges for our business Groups.

Portfolio—involves reaching or holding leading positions in all our businesses. Predominantly in the three sectors energy, industry and healthcare we intend to round out our portfolio with new products and technologies by organic growth as well as acquisitions.

People Excellence—means achieving and maintaining a high-performance culture. We are committed to systematically developing top talent, especially emerging leaders and technical, subject matter experts. People Excellence entails fostering outstanding knowledge and unique skills in every individual and developing the capability to work in high-performance teams across organizational boundaries.

Corporate Responsibility—comprises our commitment to the society. This includes Corporate Governance, Compliance, Climate Protection, Corporate Citizenship and Portfolio. Corporate Governance is as the basis of all our decision-making and monitoring processes. With our Compliance system, we are seeking to set the standard for high integrity and transparency. With binding rules and guidelines we intend to ensure that our employees and managers always conduct themselves in a legal and ethical manner in relation to each other and to our business partners. Climate Protection is an obligation to society but also a business opportunity with significant growth rates. Siemens is developing technological innovations that help save energy and limit greenhouse gas emissions. Furthermore we have launched an energy efficiency program for our production facilities worldwide. Within Corporate Citizenship the global rollout of both Siemens-wide citizenship programs, Siemens Generation21 in the field of education and Siemens Caring Hands for social assistance services, will be continued and intensified. A further goal is to implement projects that foster social and business benefits by more strongly integrating Siemens’ specific expertise—for example by providing support for infrastructure deficiencies.

Operational Excellence—is executing our Siemens Management System initiative which focuses on Innovation, Customer Focus and Global Competitiveness. Innovation has been a hallmark of Siemens since its inception, and our commitment to innovation remains strong, with increasing R&D expenses in fiscal 2007 compared to fiscal 2006. Customer Focus means meeting a customer’s needs rather than simply selling a product or service. We market our products, solutions and services not only through our business Groups but also by taking advantage of cross-selling opportunities. Global Competitiveness relates to our ability to compete and market our products on a worldwide basis. As mentioned above, Siemens is present in approximately 190 countries and benefits from its multicultural mix of managers and employees in these countries. It is our primary goal to secure competitive strength by utilizing and improving all parts of our worldwide value chain including procurement, production and hardware, development of software, shared services and back-office functions.

Portfolio Activities

Since fiscal 2005, we have completed the following significant transactions to optimize our business portfolio for sustainable profitability and growth:

Acquisitions

•	A&D’s acquisition of U.S.-based UGS Corp. (UGS), one of the leading providers of product lifecycle management (PLM) software and services for manufacturers, in May 2007;

•	Med’s acquisition of the diagnostics division of Bayer Aktiengesellschaft (Bayer) in January 2007, enabling Siemens to expand its position in the molecular diagnostics market;

•	Med’s acquisition of the immunodiagnostics provider Diagnostics Products Corporation (DPC), USA, in the fourth quarter of fiscal 2006;

•	Acquisition of a number of entities in fiscal 2006, which were not significant individually: the coal gasification business of the Swiss Sustec-Group, Wheelabrator Air Pollution Control, Inc., USA, a supplier of air pollution control and reduction products and solutions for the coal-fired power and industrial market, both at PG; Electrium, UK, vendor of electrical installation systems at A&D; and Bewator, Sweden, a supplier of products and systems for access control solutions at SBT;

•	Acquisition completed in July 2005 of the Austrian engineering group VA Technologie AG (VA Tech), primarily integrated into I&S and PTD; in May 2006, in order to comply with a European antitrust ruling, the Company sold the majority of the VA Tech power generation business, including the hydropower activities, to Andritz AG, Austria;

•	A&D’s acquisition in July 2005 of Flender Holding GmbH, Germany (Flender), a supplier of gear systems;

•	Med’s acquisition of CTI Molecular Imaging, Inc., U.S. (CTI) in May 2005 to strengthen Siemens’ commitment to molecular imaging development; and

•	Acquisition of two entities at Power Generation (PG) and A&D in fiscal 2005, which were not significant individually: Bonus Energy A/S (Bonus), Denmark, a supplier of wind energy systems, and Robicon Corporation (Robicon), U.S., a manufacturer of medium-voltage converters for AC motors.

On July 25, 2007, Siemens also signed an agreement with Dade Behring Holdings, Inc. (Dade Behring), USA, to acquire all issued and outstanding shares of common stock of Dade Behring by submitting a cash tender offer of U.S.$77 per share. The transaction closed at the beginning of November 2007 (see also “Subsequent events”).

Dispositions

•	In April 2007, Siemens contributed its carrier-related operations and Nokia Corporation (Nokia), Finland contributed its Networks Business Group into Nokia Siemens Networks BV, the Netherlands (NSN), in exchange for shares in NSN. Siemens and Nokia each own an economic share of approximately 50% of NSN. The transaction resulted in a preliminary pre-tax non-cash gain of €1.627 billion which is included in discontinued operations. Siemens has the ability to exercise significant influence over operating and financial policies of NSN and beginning April 2007 reports its equity interest in NSN in Investments accounted for using the equity method and its share of income (loss) in NSN in Income (loss) from investments accounted for using the equity method, net. For periods prior to April 2007 the carrier-related operations are reported in discontinued operations;

•	In August 2006, Siemens sold the majority of its Dematic business, which consisted of the Distribution and Industry Logistics (DI) and Material Handling Products (MHP) divisions, formerly of the Logistics and Assembly Systems Group (L&A) to Trition Managers II Limited, Jersey; and

•	At the beginning of April 2006, the former operating segment Siemens Business Services (SBS) closed the sale of its Product Related Services (PRS) business to Fujitsu Siemens Computers (Holding) BV.

Discontinued Operations

•	On July 25, 2007, we signed an agreement with Continental AG, Hanover, Germany, to sell our entire SV activities. These business activities are reported in discontinued operations for both the current and prior periods;

•	The business activities of the enterprise networks business, which were part of Com, are reported in discontinued operations for both the current and prior periods; and

•	In September 2005, we sold our Mobile Device business, which lacked the necessary scale to compete effectively in a consolidating market. These business activities are reported in discontinued operations for both the current and prior periods.

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

Description of Business

In fiscal 2007, our segments* were comprised of our operating Groups, our Financing and Real Estate business, as well as our Strategic Equity Investments and were as follows:

*	In fiscal 2006, Siemens announced portfolio changes that resulted in dissolving Communications (Com) as a Group and reportable segment.

A new segment called Strategic Equity Investments (SEI) was created as of October 1, 2006 and includes certain strategic investments accounted for under the equity method. Beginning in the third quarter of fiscal 2007, NSN is also reported in SEI.

SIS was created effective April 2007 and consists primarily of the activities of the former segment Siemens Business Services (SBS) that were bundled with other information technology (IT) activities.

In fiscal 2007, Siemens signed an agreement to sell its entire Siemens VDO Automotive (SV) activities to Continental AG. The SV business is reported as discontinued operations. Beginning in the fourth quarter of fiscal 2007, SV ceased to represent a reportable segment.

Industry

Automation and Drives (A&D)

Year ended
September 30, 2007

Total revenue	€15.389 billion
External revenue	€13.695 billion
External revenue as percentage of Siemens revenue	18.90%
Group profit	€2.090 billion

A&D offers products, solutions and services primarily targeted at three main end-customer segments:

•	Factory automation serves customers in the factory automation industry. Typical customers for these durable goods are the automotive and machinery industries.

•	Process automation serves mainly customers in the process automation industry, e.g. the chemical, pharmaceutical, food and beverage industries.

•	Electrical Equipment for buildings serves customers in the industrial and private building engineering industry (construction markets).

In May 2007, we acquired UGS Corp., a U.S. company based in Texas, for an estimated purchase price, including the assumption of debt, of €2.7 billion (including €75 million cash acquired). UGS is a leading provider of Product Lifecycle Management software and services, a software concept including construction, simulation and plant management for factory automation solutions like automotive plants, aeroplane plants, machinery production etc.

The products, solutions and services that we offer to our customers can be grouped in five technological segments:

Low voltage control and installation technology products include low voltage switchboards, circuit protection and distribution products and command and signaling devices. These products are used in the control cabinets of switchgear and control gear manufacturers and automation providers, who in turn serve producers of mechanical and electrical machinery and companies in the construction industry. We also offer electrical installation products such as circuit protection systems, small distribution board systems, wiring devices, switches and sockets for the distribution of electricity in residential and industrial buildings. Our modern bus-systems for communication and monitoring link products and systems together and further link these to building automation systems. The bus-systems are used principally in residential buildings and large commercial facilities such as plants and office buildings.

Manufacturing automation products include programmable logic controllers, human machine interfaces for integrated automated systems using a single system platform, industrial communications systems and industrial software. Our main customers for these products are the durable goods and capital equipment industries, especially mechanical engineering companies. In addition, we integrate these products into industry- or customer-specific hardware and software solutions and, for the automotive industry, we plan, engineer and sell complete manufacturing automation solutions. The acquisition of UGS Corp. in May 2007 strengthens our position in the manufacturing automation market.

Motion control and drive system products include motors, drives, gears and computerized numerical controls for machine tools, as well as automation and drive equipment for all types of production machines and material handling equipment. We also sell motors and drives, from low to high voltage, and gears for various applications in different industries and in infrastructure facilities. Applications include rolling mills and ships, engines for all kinds of rail vehicles and ventilation and water and wastewater transportation systems.

Process automation products and services include process instrumentation and analytics and wireless modules for companies in the raw materials and other materials processing and capital equipment industries. We plan, engineer and sell complete solutions that integrate these products for specific applications in the chemical, pharmaceutical, food and beverage, and non-metallic minerals industries. We use our computerized process control system as the basis for our batch and process solutions.

Electronic assembly systems products are mainly surface mount technology (SMT) placement systems that automate the mounting of components onto printed circuit boards.

We sell our products primarily through our sales force in Germany and through dedicated personnel in Siemens’ worldwide network of regional sales units. We also sell a significant proportion of our products to original equipment manufacturers (OEM), system and software houses and third-party distributors for resale to end users. The majority of our sales to third parties goes to industrial customers in the mechanical and electrical machines industries. A significant portion is also made to distributors, system and software houses and engineering companies.

The following chart shows the geographic distribution of A&D’s external revenue in fiscal 2007:

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

Each of our principal competitors ABB, Schneider Electric and Emerson has a broad business portfolio similar to ours. We also compete with specialized companies such as Rockwell, Eaton, Honeywell and Fanuc, as well as with local companies, particularly in the Chinese and Indian markets. Our U.S. competitors traditionally have had strong positions in software technologies, while Asian competitors have generally focused on large-scale production and cost cutting. Nevertheless, most of our major competitors have established global bases for their businesses. In addition, competition in the field has become increasingly focused on technological improvements to electronics and software. As a result of the acquisition of UGS, we compete in the Product Lifecycle Management software business with Dassault Systemes and in the emerging market of Enterprise Ressource Planning (ERP) software with companies such as SAP and Oracle.

Industrial Solutions and Services (I&S)

Year ended
September 30, 2007

Total revenue	€8.894 billion
External revenue	€7.824 billion
External revenue as percentage of Siemens revenue	10.80%
Group profit	€415 million

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

During fiscal 2007, we provided our solutions and services through the following seven divisions:

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

As of October 1, 2007, the Airport Logistics and Postal Automation divisions will be merged to form a new division called “Infrastructure Logistics.”

Oil, Gas & Marine uses industry-specific expertise to design, engineer and deliver solutions tailored to the needs of customers in the oil & gas and marine industries.

Our Metals Technologies, Airport Logistics and Postal Automation divisions derive their sales revenues primarily from projects awarded on the basis of internationally solicited tenders. These projects tend to be performed under long-term, high-value contracts with a relatively limited number of customers. Our Water Technologies division focuses on industrial and municipal customers. Intelligent Traffic Systems works predominantly with state and municipal customers. Siemens businesses collectively continue to be I&S’ largest customer.

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

The following chart shows the geographic distribution of I&S’ external revenue in fiscal 2007:

Our competitors vary by business area and region. They range from large, diversified multinationals to small, highly specialized local companies. I&S’ main competitors internationally include ABB, General Electric, Honeywell, Invensys and Alstom. Our Industrial Services division also competes with a large variety of small locally based suppliers of contracting, maintenance and support services.

Siemens Building Technologies (SBT)

Year ended
September 30, 2007

Total revenue	€5.062 billion
External revenue	€4.952 billion
External revenue as percentage of Siemens revenue	6.84%
Group profit	€354 million

SBT provides products, systems, solutions and services for monitoring and regulating the temperature, fire safety, ventilation, electricity, lighting and security of commercial and industrial property, tunnels, ships and aircraft.

During fiscal 2007, SBT consisted of the following four divisions:

Security Systems offers electronic security solutions and services for buildings and critical environments (e.g. ports and stadiums), including intruder detection and alarm systems, closed-circuit television video-surveillance, personal identification and building access control systems, as well as managed services such as centralized monitoring and control of each of these individual systems. The division further enhanced its product portfolio and solutions business through the acquisition of a leading Indian system provider during fiscal 2007.

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

We sell our products and systems throughout the world.

The following chart shows the geographic distribution of SBT’s external revenue in fiscal 2007:

The main global competitors of our solutions businesses (e.g. security systems, fire safety & security solutions and building automation) are large system integrators such as Tyco, Honeywell, Johnson Controls, UTC and Bosch, as well as Schneider Electric in some markets. The fire safety products market consolidated considerably in recent years, creating heightened competition between major players. In addition, competitors continuously shift their production to low-cost countries. Due to the resulting comparative lower production costs, we continue to experience increased price pressure in the products market, as well as in fire safety solutions. The main competitors of our products business (e.g. HVAC products and fire safety & security products) are large multi-national suppliers such as GE, Johnson Controls, Honeywell, Bosch and Schneider Electric. In the HVAC market, we also see consolidation (including significant acquisitions by Honeywell, Schneider Electric, Danfoss and Daikin) and increased price competition for the same reasons as in the fire safety solutions market. We also face competition from niche competitors offering web-based solutions and from new entrants, such as utility companies and consulting firms, exploiting an increased demand for energy cost management. Consolidation also is continuing in the building automation market and vertical integration of mechanical equipment and controls is an important industry trend.

Osram

Year ended
September 30, 2007

Total revenue	€4.690 billion
External revenue	€4.677 billion
External revenue as percentage of Siemens revenue	6.46%
Group profit	€492 million

Our Lighting Group, Osram, offers a full spectrum of lighting products for a variety of applications. Osram designs, manufactures or sells the following types of lighting products and related materials, components and equipment through the following divisions:

•	General Lighting: incandescent, halogen, compact fluorescent, fluorescent and high-intensity discharge lamps for household and commercial applications, and public buildings, spaces and streets;

•	Automotive Lighting: halogen, incandescent and xenon discharge lamps for use in motor vehicle headlights, brake lights, turn signals and instrument panels, and, through an equal joint venture with Valeo, completed head- and tail-light assemblies for distribution in North America;

•	Display/Optic: special purpose halogen and high-intensity discharge lamps for lighting airport runways, film studios, lighting for microchip manufacturing, video and overhead projectors and medical and other applications requiring very intense lighting;

•	Opto-Semiconductors/LED systems: light emitting diodes (LED), organic light emitting diodes (OLED), high power laser diodes and other semiconductor devices and LED systems that generate visible light and ultraviolet and infrared radiation for use in interior and exterior automotive lighting and other applications, electronic equipment displays, traffic and signal lighting, signs and decorative lighting and infrared transmitters and sensors for industrial and consumer electronics;

•	Ballasts and Luminaires: electronic ballasts for optimized operation of compact fluorescent, fluorescent, high-intensity discharge, low-voltage halogen lamps and LED systems, as well as consumer fixtures and, increasingly, lighting control systems; and

•	Precision Materials and Components: glass for bulbs, phosphor powders for fluorescent lamps, computer monitors and television screens, tungsten and other metals for filaments in incandescent lamps and heavy duty tools and electronic components and materials for lamps and applications in the automotive industry, as well as equipment used in the production of lighting products.

As of October 1, 2007, the activities of the division Ballasts and Luminaires will be transferred into two divisions, Luminaires, and Electronics and Controls. Also, as of October 1, 2007, the division Precision Materials and Components will be renamed Global Tungsten Powder.

We market our products worldwide and have manufacturing locations throughout North and South America, Western and Eastern Europe and Asia, allowing us to stay close to our major customer regions and keep shipping charges low. We produce most of our own key precision materials and components to ensure that we have access to basic components in the necessary amounts, prices and levels of quality. We also sell precision materials and components of our production to third parties.

In the coming years, we expect the importance of electronics to continue to increase across all areas of the lighting industry, and we expect that Osram’s revenue accounted for by electronic ballasts, electronically-driven lighting systems and opto-semiconductors will continue to increase.

Our customers include primarily wholesalers, retailers and manufacturers of lighting fixtures, lamp components and automotive systems. We distribute our products through Osram’s own network of subsidiaries, sales offices and local independent agents in approximately 150 countries. The importance of the Internet as a sales channel is also steadily increasing. Osram has successfully implemented business-to-business extranet services in several countries and we continue to process over one third of our revenue electronically.

In recent years, the world market for lighting products has grown at moderate rates, with relatively higher growth in Asia-Pacific and Eastern Europe. In North America, we market most of our lighting products under the brand name Sylvania.

The following chart shows the geographic distribution of Osram’s external revenue in fiscal 2007:

As a result of acquisitions and consolidations over the last decades, Osram, Philips and General Electric are today the key players in the worldwide lighting market. Osram holds a number one or number two position worldwide in most of its product markets, such as lamps, electronic ballasts, automotive lamps and opto-semiconductors, competing principally with Philips and General Electric, as well as Nichia in the field of opto-semiconductors. Through joint ventures with Mitsubishi and Toshiba, we are the largest foreign manufacturer of lighting products in Japan, where Matsushita and Toshiba also hold strong market positions.

Price competition is intense in some areas of both the traditional and innovative lighting product markets, due to competition among Philips, Osram, General Electric, and the Japanese LED manufacturer Nichia, as well as rising competition from new entrants, including a growing number of Chinese manufacturers.

We continue to work on reducing the use of hazardous materials (e.g. mercury or lead) or to substitute for these in our products and processes. Sustainable products play a major role in our innovation strategy. Examples are our energy-saving lamps and lighting systems and our market introduction of mercury-free xenon lamps for motor vehicle headlamps.

Transportation Systems (TS)

Year ended
September 30, 2007

Total revenue	€4.452 billion
External revenue	€4.418 billion
External revenue as percentage of Siemens revenue	6.10%
Group profit	€191 million

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

We develop, manufacture and sell a full range of rolling stock in three product-focused divisions:

•	Mass Transit—Our products include subway and suburban rapid transit trains, subway cars, as well as their subsystems and components and streetcars, light rail vehicles and their components.

•	Locomotive—Our products include electric and diesel-electrical locomotives for passenger or freight rail. In addition to our manufacturing operations, we also refurbish and maintain locomotives and locomotive pools.

•	Trains—Our products comprise rail vehicles with traction equipment integrated into the running gear and distributed over the entire train, including high speed trains, tilting trains, regional and rapid transit units and passenger coaches, as well as subsystems and components.

In our automation and power business, we conduct our operations in two divisions:

•	Rail Automation—For passenger and freight railway operations, we develop, manufacture and sell central control systems, signaling systems and equipment, interlockings and automated train control systems that regulate a train’s speed through automatic application of its brakes when it exceeds speed limits or fails to respond to a signal. We sell entire systems and networks, as well as individual products for integration into existing signaling systems. For mass transit, we develop, manufacture and sell operation control centers for the operation of signals and switches in rail yards and between destinations, and signaling and vehicle control systems (including automated, driverless systems).

•	Electrification—For high speed, main line and mass transit, we supply products and systems for contact line and rail power supply.

In our Turnkey Systems division, we aim to optimize the design and construction of entire railway systems. We cooperate closely with the other TS businesses, integrating their products and services to offer turnkey projects from a single source. We also assist our customers with arranging financing in cooperation with SFS.

Our primary customers are transport authorities and national and private rail companies worldwide. Deutsche Bahn was again our largest customer in fiscal 2007, although the Chinese Ministry of Railways was nearly equally important as a percentage of our total revenue. We distribute our products through our own sales force in Germany and through dedicated personnel in the local Siemens companies worldwide.

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

The following chart shows the geographic distribution of TS’ external revenue in fiscal 2007:

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

Energy

Power Generation (PG)

Year ended
September 30, 2007

Total revenue	€12.194 billion
External revenue	€12.159 billion
External revenue as percentage of Siemens revenue	16.78%
Group profit	€1.147 billion

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

PG consists of four businesses, each with a clear market focus on specific customer groups and technologies: Fossil Power Generation; Oil & Gas and Industrial Applications; Instrumentation and Controls; and Wind Power.

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

Oil & Gas and Industrial Applications includes steam and gas turbines in the small and medium power ranges, as well as turbo generators, turbo compressors and compressor solutions for the oil and gas industry. Our activities encompass design, engineering, supply and service.

Instrumentation and Controls designs, installs and commissions instrumentation and control systems and related equipment for use in power generation, including information technology solutions providing management applications from the plant to the enterprise level. We also provide a wide variety of related services.

Wind Power includes wind turbines from 1.3 MW to 3.6 MW for on- and offshore sites, as well as wind turbine service.

Additional areas of PG’s activity include the development and production of systems based on emerging technologies such as fuel cells and fuel gasification. We also have minority stakes in joint ventures in the areas of nuclear and hydropower generation, which we account for under the equity method.

Although we aim to expand primarily through internal growth, we will continue to make acquisitions and form alliances where appropriate to increase market penetration, share costs or technologies and adapt to market changes. In the first quarter of 2007, we completed the acquisition of Kühnle Kopp & Kausch, a German manufacturer of small steam turbines and turbocompressors.

PG’s principal customers are large power utilities and independent power producers, as well as construction engineering firms and developers. Because certain areas of our business, such as power plant construction, involve working on medium- or longer-term projects for customers who may not require our services again in the short term, our most significant customers may vary significantly from year to year. In fiscal 2007, Shuaibah Water and Electricity Company in Saudi Arabia, Eskom in South Africa, Taweelah Asia Power Company in the United Arab Emirates, Lilama Corp. in Vietnam and Torrent Power Ltd. in India were among our largest customers. We also generate an increasing portion of revenue from industrial customers, who represent an important market for smaller turbines and compressor solutions.

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

The following chart shows the geographic distribution of PG’s external revenue in fiscal 2007:

Our sales efforts are conducted primarily by our own dedicated sales organizations, supported by Siemens’ worldwide network of regional sales units.

Today’s worldwide market for new power plants is near the high level experienced in the early 2000s. The development in 2007 was driven primarily by strong economic development in China, which again was the strongest single market for worldwide power equipment orders in fiscal 2007. In the next several years, we estimate that the demand for power generation products in China might slow down, although this might be compensated by rising demand in other regional markets including Middle East, Russia, India and rest of Asia. Additionally, the strong economic growth and the increasing need to replace older, mainly coal fired units in industrialized countries have contributed to increased demand. This relatively high level of demand causes tight external supply markets, which are expected to relax within the next several years. The sustained and significant increase in oil and gas prices in recent years, ongoing ecological discussions and uncertainty relating to fuel markets create uncertainty surrounding the expected distribution of demand between gas, steam and nuclear power plants.

Our industry is one in which a relatively small number of companies, some with very strong positions in their domestic markets, play a key role. Our principal competitors vary by business. In Fossil Power Generation, our main competitors are General Electric, Alstom Power, Mitsubishi Heavy Industries, as well as Hitachi and Toshiba. Within Oil & Gas and Industrial Applications, we face competition from General Electric, Solar, MAN Turbo and Dresser Rand. In Instrumentation and Controls, where the market is more fragmented, ABB is our main competitor. Our main competitors in Wind Power, where the industry continues to consolidate, are Vestas, Gamesa, Enercon and General Electric.

Power Transmission and Distribution (PTD)

Year ended
September 30, 2007

Total revenue	€7.689 billion
External revenue	€7.126 billion
External revenue as percentage of Siemens revenue	9.84%
Group profit	€650 million

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

We generate our revenue from project business, as well as from sales of systems, components and services. In fiscal 2007, we received an order of approximately €0.7 billion from the Qatar General Electricity & Water Corporation. Aside from this order, a relatively small portion of our project business involves construction of large power networks and other projects with values of more than €50 million. Although the order volume from larger projects increased compared to the previous fiscal year, in fiscal 2007, still most of our business was generated from smaller projects and sales of systems and components to a variety of smaller customers.

The following chart shows the geographic distribution of PTD’s external revenue in fiscal 2007:

Our revenue are evenly distributed throughout the world with large portions in Europe, Asia and the Americas. While regions in the developing world represent growth markets for power transmission and distribution products and systems, our activities there can also expose us to risks associated with economic, financial and political disruptions that could result in lower demand or affect our customers’ abilities to pay.

Competition in our markets comes primarily from a small group of large, multinational companies offering a wide variety of products, systems and services, although a few notable specialists maintain strong positions in certain niches. Globally, our most significant competitors include ABB, the Areva Group and to some extent Schneider, as well as General Electric. In some of our markets, increasing international competition is emerging from low-cost countries such as China and India. We are party to several joint ventures in China, our largest single market.

The large size of some of our projects occasionally exposes us to risks related to our technical performance, to a customer or to a country. For additional information with respect to our long-term contracts, see Item 3: “Key Information—Risk Factors.”

Healthcare

Medical Solutions (Med)

Year ended
September 30, 2007

Total revenue	€9.851 billion
External revenue	€9.798 billion
External revenue as percentage of Siemens revenue	13.52%
Group profit	€1.323 billion

Med develops, manufactures and markets diagnostic and therapeutic systems, devices and consumables, as well as information technology systems for clinical and administrative purposes. We provide technical maintenance, professional and consulting services. We also work with Siemens Financial Services to provide financing and related services to our customers. We are one of the leading companies in our field.

Our offerings include:

•	medical imaging systems, representing a full range of systems including x-ray, computed tomography, magnetic resonance, molecular imaging and ultrasound, as well as related computer-based workstations enabling the health care professional to retrieve and process relevant information. Our imaging systems are used to generate morphological and functional images of the human body. This information is used both for diagnostic purposes and in preparation for potential treatment, including interventional and minimally-invasive procedures;

•	information technology systems, which are used to digitally store, retrieve and transmit medical images and other clinical and administrative information, facilitating efficient workflows in health care environments;

•	oncology care systems, including linear accelerators, which are used for cancer treatment;

•	hearing aids and related products and supplies;

•	in-vitro diagnostics, representing a full range of systems for immunodiagnostics, clinical chemistry, hematology, point-of-care testing, molecular diagnostics (i.e. testing for nucleic acids) and clinical laboratory automation solutions. In-vitro diagnostics is based on the analysis of bodily fluids such as blood or urine, and supplies vital information for the detection and management of disease, and also for an individual patient’s risk assessment. We entered the in-vitro diagnostics business through the acquisitions of Diagnostic Products Corporation (DPC) for approximately U.S.$1.9 billion (€1.4 billion), which closed in fiscal 2006, and the Diagnostics division of Bayer AG for €4.5 billion, which closed in the first quarter of fiscal 2007. For additional information on these acquisitions, see “Notes to Consolidated Financial Statements;” and

•	electromedical systems, which are primarily used in critical care situations and during surgery for the purpose of patient transport, monitoring vital functions via body sensors, supporting breathing and administering anesthetic agents. Our product portfolio also includes respiratory machines designed for systems for intensive neonatal care and home care. We provide such electromedical systems primarily through our joint venture Dräger Medical of Lübeck, Germany, in which we hold a 25% share as of September 30, 2007. In January 2007, we sold a 10%-share of the joint venture to Drägerwerke AG for a sales price of €110 million and announced our plans to acquire a 2.5% share of Drägerwerke AG.

In July 2007, Siemens signed an agreement with Dade Behring, Inc. (Dade Behring), USA, to acquire all issued and outstanding shares of common stock of Dade Behring by submitting a cash tender offer of U.S.$77 per share. Dade Behring is a leading manufacturer and distributor of diagnostic products and services to clinical laboratories, supplying fully integrated testing systems for clinical chemistry and immunodiagnostics. Dade Behring also has a leading market position in hemostasis and in automated microbiology solutions. The aggregate consideration, including the assumption of debt, amounts to approximately U.S.$7 billion (approximately €5 billion). The transaction closed at the beginning of November 2007. For additional information, see “Notes to Consolidated Financial Statements.” With our recent acquisitions, we formed the world’s first integrated diagnostics company, with a leading market position in in-vitro diagnostics, medical imaging (in-vivo diagnostics) and healthcare IT.

Our customers include health care providers such as hospital groups and individual hospitals, group and individual medical practices, reference and physician office laboratories and outpatient clinics. We typically sell the majority of our product spectrum through direct sales persons who are located in the individual countries where our products are sold and supported by product specialists. In addition, in some countries we sell primarily low-end products (such as low-end ultrasound and low-end x-ray) through dealers. A small portion of our revenue involve delivery of certain of our products and components to competitors on an OEM basis. Our products are serviced primarily through our own dedicated personnel.

We have a strong worldwide presence. The following chart shows the geographic distribution of Med’s external revenue in fiscal 2007:

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

Our principal competitors in medical imaging are General Electric, Philips, Toshiba, Hitachi and Hologic. Other competitors include McKesson and Cerner, for information technology systems; Phonak, GN Resound (a subsidiary of Great Nordic), William Demant and Starkey, for hearing aids; Elekta and Varian Medical, for oncology care systems; and Roche, Abbott and Beckman Coulter, for in-vitro diagnostics. The trend toward consolidation in our industry continues. In May 2007, Hologic announced a merger agreement with Cytyc Corporation, a diagnostics and medical device company focusing on women’s health; in June 2007 Roche launched a tender offer for Ventana Medical Systems, an in-vitro diagnostics company with a focus on anatomic pathology. Competition among the leading companies in our field is strong, including with respect to price.

Siemens IT Solutions and Services (SIS)

Year ended
September 30, 2007

Total revenue	€5.360 billion
External revenue	€3.988 billion
External revenue as percentage of Siemens revenue	5.50%
Group profit	€252 million

SIS was formed in fiscal 2007 through the previously announced pooling of the former Siemens Business Services (SBS) Group and the four software development entities Program and System Engineering (PSE), Siemens Information Systems Ltd. (SISL), Development Innovation and Projects (DIP) and the Business Innovation Center (BIC). SIS has been a segment in our external reporting structure since April 1, 2007. In terms of relative importance within SIS, the activities of the former Group SBS accounted for approximately 90% of the external revenue of SIS in fiscal 2007.

SIS designs, builds and operates both discrete and large scale information and communications systems. SIS offers comprehensive information technology and communications solutions from a single source. While mostly performing operations related services, SIS creates solutions for customers by drawing on our management consulting resources to redesign customer processes; on our professional services to integrate, upgrade, build and install information technology systems; and on our operational capabilities to run these systems on an ongoing basis.

SIS offers its solutions and services to external customers in the following sectors:

•	The manufacturing industry, including automotive, discrete manufacturing, process industry and chemical/pharmaceutical;

•	Telecommunications and media (including broadcasting);

•	The public sector, including defense & intelligence, public security, employment services and public administration;

•	Service industries, including financial services and software;

•	Healthcare;

•	Transportation/Airports; and

•	Utilities

On a combined basis, other Siemens Groups are the largest customer of SIS with a share of 26% in total SIS revenue in fiscal 2007.

The types of services offered by SIS include:

•	project-oriented consulting, design and implementation services, such as selecting, adapting and introducing new solutions to support business processes, as well as integration of systems and enterprise applications.

•	outsourcing services (full-scale IT operations spanning hosting, call center, network and desktop services) as well as operation of selected business processes (e.g. financial services back-office operations).

•	software development such as design and implementation of software solutions for Siemens Groups.

SIS’ solutions and services are designed to support the following core processes of our customers:

•	customer relationship management, to assist businesses in aligning their organizations to better serve the needs and requirements of their customers;

•	business information management, to improve our customers’ business processes, including services and solutions for business information, document and product data management;

•	supply chain management, to facilitate the efficient interplay of all of a business’ operational processes with those of its suppliers;

•	enterprise resource management, to optimize a customer’s internal management and production processes; and

•	e-commerce systems and solutions in a range of industries, to allow customers to offer a variety of Internet-based services through design and implementation of software for communications and transactions applications.

Most of SIS’ consulting and design services involve information technology and communications systems that we also build and operate. At the same time, SIS also designs and builds systems and provides services using the software of several companies with which it has established relationships, such as SAP, Microsoft, Oracle and Computer Associates.

The largest customers of SIS in fiscal 2007 included Nokia Siemens Networks (NSN), the BBC, Deutsche Bank, National Savings & Investment and RAG AG.

We have our own sales and delivery force. We operate worldwide in more than 40 countries.

The following chart shows the geographic distribution of SIS’ external revenue in fiscal 2007:

Our most significant competitors vary by region and type of service. A few are global, full-service IT providers such as IBM’s Global Services division, EDS, Accenture, CSC and HP Services. One of our competitors that focuses more narrowly on specific regions or customers is T-Systems, a unit of Deutsche Telekom, in Germany. As a service business, SIS requires strong local presences and the ability to build close customer relationships and provide customized solutions while achieving economies of scale and successfully managing risks in large projects.

The IT services market has recovered but continues to be highly competitive; in fiscal 2007 ongoing commoditization of the IT services industry and the entry of new players such as Indian companies into the European market kept price pressure and the need for cost reduction at a high level, and we expect these trends to continue. According to Gartner, Inc., the IT service market is further consolidating.

We enter into large scale, and sometimes long-term projects. The large size of some of these projects, as well as the long-term frame contracts with our largest customers occasionally expose us to technical performance, customer- or country-related risks. Risks associated with long-term outsourcing contracts remain a management priority at SIS. For additional information with respect to our long-term contracts, see Item 3: “Key Information—Risk Factors.”

Strategic Equity Investments (SEI)

SEI was created as of October 1, 2006 and includes the following three strategic equity investments accounted for under the equity method:

•	Nokia Siemens Networks BV (NSN): NSN began operations in the third quarter of fiscal 2007 and includes the carrier-related operations of Siemens and the Networks Business Group of Nokia. NSN is a leading supplier in the telecommunications infrastructure industry.

•	BSH Bosch und Siemens Hausgeräte GmbH (BSH): is a leading manufacturer of household appliances, offering an extensive range of innovative products tailored to customer needs and global megatrends alike. BSH was founded as a joint venture in 1967 between Robert Bosch GmbH and Siemens. Prior to fiscal 2007, BSH was included in Other Operations.

•	Fujitsu Siemens Computers (Holding) BV (FSC): is one of the Europe’s leading IT manufacturer, offering a broad array of innovative products, services and infrastructure solutions. FSC was established as a joint venture holding company by Fujitsu Limited and Siemens in 1999. In fiscal 2006, the FSC acquired the Product Related Services (PRS), the service and maintenance business of the former Siemens Business Services (SBS). Prior to fiscal 2007, FSC was included in Other Operations.

For additional information on NSN, BSH and FSC, see Item 5: “Operating and Financial Review and Prospects—Fiscal 2007 Compared to Fiscal 2006—Segment Information Analysis—Strategic equity Investments,” Item 7: “Major Shareholders and Related Party Transactions—Related Party Transactions,” as well as “Notes to Consolidated Financial Statements.”

Financing and Real Estate

Siemens Financial Services (SFS)

Year ended
September 30, 2007

Total assets	€8.912 billion
Total assets as percentage of Siemens assets	9.73%
Income before income taxes	€329 million

SFS provides a variety of financial services and products both to third parties and, on arm’s-length terms, to other Siemens business Groups and their customers. SFS is organized in eight business divisions, which can be classified as either capital businesses (consisting of the Equipment Finance Europe/APAC division, the Equipment Finance U.S. division, the Working Capital Finance division and the Equity division) or fee businesses (consisting of the Project & Export Finance, Investment Management, Insurance and Treasury & Financing Services divisions). The capital businesses offer vendor programs to external manufacturers and support Siemens sales with leasing and lending programs. The capital businesses also provide receivable financing to Siemens groups and external parties and makes equity investments in infrastructure projects where Siemens is a principal supplier. The fee businesses support and advise Siemens concerning financial risk management and investment management and provide an important contribution to Siemens by arranging financing for Siemens projects. Most of our fee business is generated internally (i.e. with other Siemens Groups as the customer), and most of our capital business is generated externally. Within the equipment finance business, which is our largest capital business, we use internal vendors (the Siemens group), but also external vendors and other indirect origination channels as intermediators to generate leasing and lending business.

Total assets declined from €10.543 billion to €8.912 billion at September 30, 2007 compared to the end of fiscal 2006, due to a significant reduction in accounts receivable related to the carve-outs of SV and carrier activities that were transferred into Nokia Siemens Networks. Lease receivables and equipment leased under operating leases (together accounting for approximately 63% of our assets) were our principal assets at September 30, 2007. The main sources of our earnings are interest income, dividends and fee income, with the latter stemming primarily from our internal advisory businesses. SFS acts according to banking industry standards in the international financial markets in its transactions with both Siemens and third parties.

Equipment Finance Europe/APAC and Equipment Finance U.S.  Our principal product in these divisions is equipment lease financing, where we typically purchase equipment supplied by various Siemens Groups or third-party manufacturers and lease it to the customer for a specified term, generally with an option for the customer to purchase the equipment or renew the lease at the end of the term. Finance leases account for the largest portion of our leasing business (approximately 80% of the total book value of our leased assets at September 30, 2007). We also offer our clients services complementary to our leasing business, including services relating to the management of their leased equipment base and product upgrade services.

These divisions finance both Siemens and third-party equipment. The associated Siemens products are delivered primarily by Med, SIS and SBT. The Equipment Finance Europe/APAC division increased its external business with “flow” and “small ticket leasing” products, which involve leases of relatively small amounts and with a high level of automation and standardized procedures for such third-party products as computers and office equipment.

Working capital finance.  Through this division, we purchase, without recourse, receivables from third parties and from other Siemens Groups. The selling companies remain responsible for collection and documentation. Our portfolio consists primarily of trade receivables. Centralizing a portion of the Siemens Groups’ receivables risk allows Siemens to more effectively manage its overall receivables exposure. Furthermore, this division offers asset-based lending solutions.

Equity.  This division structures financing for infrastructure projects for which Siemens provides capital goods and participates in those projects as an equity investor. At September 30, 2007, the equity investment in these projects amounted to approximately 3% of the total assets of SFS and 0.3% of the total assets of Siemens. In recent years, the Equity division has expanded its strategic focus from power to healthcare and airports. Effective October 1, 2007, Siemens Venture Capital will be integrated into the Equity division.

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

Investment Management.  This division manages pension assets for Siemens and other institutional clients and mutual funds for employees in Germany and Austria.

Effective October 1, 2007, the Treasury and Financing Services division and the Investment Management division will be merged to form a new division called Treasury & Investment Management.

Insurance.  This division acts as a broker and provides Siemens Groups with liability, property, marine and project insurance brokerage coverage via third-party insurers. We provide these services not only to Siemens’ business Groups, but also to external customers. We also act as an insurance agent in offering private insurance policies to Siemens’ employees. With these employee-related activities, Insurance also acts as agent for fund and mortgage based products.

SFS’ main sources of risk are our external customers’ credit risk and the risk associated with SFS’ equity portfolio. Interest rate and currency exposures are typically matched. The funding for SFS is provided by Siemens’ Corporate Treasury.

Our competition mainly includes captive finance companies, independent commercial finance companies and leasing/receivables financing operations related to banks as well as asset management companies. Particularly in the equipment finance business, competition consists of many local players and differs from country to country. However, there are a few international competitors such as General Electric Commercial Finance, CIT Group, Societe Generale Equipment Finance and De Lage Landen. Lately, competition from these international players has significantly increased, especially in the area of small ticket business.

Siemens Real Estate (SRE)

Year ended
September 30, 2007

Total revenue	€1.686 billion
External revenue as percentage of Siemens revenue	0.66%
Income before income taxes	€228 million

SRE offers the operating Groups of Siemens a range of services encompassing real estate development, real estate disposal and asset management, as well as lease and services management. The overall goal of our activities is to manage Siemens’ real estate needs in a professional and cost effective way.

Asset Management is responsible for the active management of SRE’s real estate portfolio. It provides property management and leasing services to Siemens Groups and, to a limited extent, to third-party lessees. These services include the provision of owned and leased space, billing and collecting lease payments and related charges such as utilities and providing other general services of a landlord. Furthermore, it arranges facilities services to Siemens Groups and external tenants on an arm’s-length contract basis. The services arranged include heating and cooling where applicable, cleaning, maintenance, security, catering and a variety of other services. Generally these facility management services are subcontracted with third-party suppliers, thereby leveraging the purchasing power of the entire Siemens group.

Development & Construction is responsible for developing building rights, feasibility studies, masterplans and corporate architecture, and for coordinating construction of marketable office buildings, as well as providing consultancy for factories.

Purchase & Sales is responsible for the sale of land, buildings and other real estate property rights, as well as for the purchase of real estate.

In addition to the foregoing, SRE performs the Siemens’ wide governance role for all real estate related matters by providing support in real estate decision-making, portfolio analysis, economic analysis, development of financing alternatives, market research, risk analysis and valuation and similar services, including preparing recommendations for divestitures.

The book value of Siemens’ worldwide land and buildings, at September 30, 2007, amounted to approximately €4.465 billion, of which approximately half was managed by SRE. The following table sets forth the key balance sheet and statistical data for SRE:

SRE Balance Sheet and Statistical Data

	At September 30,
	2007	2006
	(€ and square meters in millions)

Total assets (in euros)	3,091	3,221
Real estate assets under management (in euros)	2,478	2,733
Total site area (in square meters)	16.9	19.5
Total building area (in square meters)	9.3	9.9

Over the past few years, operational adjustments by some Siemens’ Groups resulted in the consolidation of Siemens locations and the divestment by SRE of surplus property. We will continue to divest surplus property over the next years.

Siemens VDO Automotive (SV)

In July 2007, Siemens signed an agreement with Continental AG, Hanover, Germany to sell the entire SV activities for a purchase price of approximately €11.4 billion. The closing of the transaction is subject to receipt of regulatory approvals and other customary closing conditions and is expected in the current calendar year. The assets and liabilities of SV are presented as held for disposal on the Consolidated Balance Sheets until the sale is completed, and the historical results of SV will be reported as discontinued operations in the Consolidated Statements of Income for all periods presented. For additional information with respect to the sale of SV, see “Notes to Consolidated Financial Statements.”

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

In fiscal 2007, we offered our systems and products in the following four divisions:

•	Powertrain, including components, modules and systems for engine and fuel management for gasoline and diesel engines, control units and components for hybrid electric vehicles and other alternative drives (e.g. gas and ethanol), transmission control units, sensors, actuators and fuel supply systems;

•	Chassis & Safety, including active and passive safety electronics systems, electronics for steering and braking (e.g. electrical steering and electronic wedge brake), electric motor drives for windows and sunroofs, for heating, ventilation and engine cooling systems and for electronic braking systems;

•	Interior Electronics & Infotainment, including complete cockpit systems and instrument clusters, human machine interface and head-up displays, car audio, navigation, telematics and high-end multimedia systems, as well as interior controls, e.g. for keyless entry, climate and seat systems; and

•	Commercial Vehicles, including cockpit instruments and other solutions for the driver’s workplace, sensors and control units for engine management, tachographs and on-board units for tolling and other telematic products.

Most of our customers are large automobile manufacturers, including four of the world’s five largest automobile manufacturers. We also sell components to suppliers of complete automotive systems and modules. Our car manufacturer customers frequently contract a supplier to provide a system or set of components for the production run of a particular car model or engine line. In fiscal 2007, our ten largest customers together accounted for more than 80% of our total sales.

As in past years, base materials and components accounted for about half of the total cost of our products in fiscal 2007. We rely on a few suppliers to provide us with most of our semiconductors, other electronic components and some other base materials and components. These suppliers include Infineon, Philips and ST Microelectronics and Freescale for semiconductors; and Tyco for wire housings and connectors.

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

In fiscal 2007, the worldwide mass market was again characterized by low growth rates. Automobile production levels either remained constant or declined in the Americas and Western Europe. In the Asia-Pacific region, growth continued at a lesser rate, influenced particularly by Chinese demand. The truck market is still growing. Globalization and the opening of markets to competition continue to put downward pressure on prices. Customers that incorporate our products into their own equipment make ever-greater demands on both our performance and the quality of our products. In the current market environment, many automobile manufacturers extract price and other concessions from their suppliers, including SV.

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

Employees and Labor Relations

The following tables show the division of our employees by business Group and geographic region as of September 30 for each of the years shown:

Employees by Business Group(1)

	As of September 30,
	2007	2006	2005
	(in thousands)

Siemens IT Solutions and Services	40	34	39
Automation and Drives	85	71	64
Industrial Solutions and Services	37	36	36
Siemens Building Technologies	29	29	28
Power Generation	40	36	34
Power Transmission and Distribution	31	28	26
Transportation Systems	19	19	18
Medical Solutions	43	36	33
Osram	41	40	38
Siemens Financial Services	2	2	2
Siemens Real Estate	2	2	2
Other(2)	29	38	39

Total	398	371	359

(1)	Continuing Operations.

(2)	Includes employees in corporate functions and services and business units not allocated to any business Group.

Employees by Geographic Region*

	As of September 30,
	2007	2006	2005
	(in thousands)

Germany	126	123	125
Europe (other than Germany)	105	101	99
Americas	92	83	81
Asia-Pacific	65	55	45
Africa, Near and Middle East, CIS	10	9	9

Total	398	371	359

*	Continuing operations.

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

Environmental Matters

In each of the jurisdictions in which we operate, Siemens is subject to national and local environmental and health and safety laws and regulations that affect our operations, facilities, products, and, in particular, our former nuclear power generation business. These laws and regulations impose limitations on the discharge of pollutants into the air, soil and water, establish standards for the treatment, storage and disposal of solid and hazardous waste. Whenever necessary, remediation and clean up measures are implemented and budgeted accordingly. Because of our commitments to protecting the environment and conservation and because we recognize that leadership in environmental protection is an important competitive factor in the marketplace, we have incurred significant costs to comply with these laws and regulations and we expect to continue to incur significant compliance costs in the future.

In 1994, we closed a site in Hanau, Germany, that we had used for the production of uranium and mixed-oxide fuel elements. A smaller related site in Karlstein, where we operated a nuclear research and service center, was closed in 1989. We are in the process of cleaning up both facilities in accordance with the German Atomic Energy Act. We have developed a plan to decommission the facilities that involves the following steps: clean-out, decontamination and disassembly of equipment and installations, decontamination of the facilities and buildings, sorting of radioactive materials and intermediate and final storage of radioactive waste. This process will be supported by ongoing engineering studies and radioactive sampling under the supervision of German federal and state authorities. The German Atomic Energy Act requires that radioactive waste be transported to a government-developed storage facility, which, in our case, we do not expect to be available until 2030. We expect that the process of decontamination, disassembly and sorting of radioactive waste will continue until 2011. We will be responsible for storing the material until the government-developed storage facility is available. With respect to the Hanau facility, the process of setting up intermediate storage for radioactive waste has neared completion; on September 21, 2006 we received official notification from the competent authorities that the Hanau facility has been released from the scope of application of the German Atomic Energy Act and that its further use is unrestricted under that Act. However, the State of Hesse still requires us to monitor the ground water until uranium levels consistently meet targets set by the State. The ultimate costs of this project will depend, in part, on where the government-developed storage facility is located and when it becomes available. We have an accrual of €597 million at September 30, 2007, with respect to this matter. This accrual is based on a number of significant estimates and assumptions as to the ultimate costs of this project. We evaluated this amount to be adequate to cover the present value of the costs associated with this project, based on current estimates. For additional information, see “Notes to Consolidated Financial Statements.”

Two Directives of the European Parliament and of the Council on Waste Electrical and Electronic Equipment (2002/96/EC—WEEE) and on the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment (2002/95/EC—RoHS) have an impact on some of our products. The WEEE-Directive regulates the collection, financing of the collection, reuse and recycling of waste from many electrical and electronic products, and the RoHS-Directive bans the use in electrical and electronic equipment of certain hazardous substances. We are complying with the required collection schemes and financing of the collection of waste electrical and electronic equipment from end users in accordance with the WEEE-Directive and with the substance bans of the RoHS-Directive. Both directives are currently under review by the EU-Commission, which may lead to changes in the scope of the WEEE-Directive and exemptions currently granted by the RoHS-Directive that are not yet known in detail. Restrictions on the use of certain substances comparable to those of the RoHS-Directive are under discussion in several other states, such as the U.S., Australia, Argentina, China and South Korea. The Regulation (EC) No 1907/2006 of the European Parliament and of the Council of December 18, 2006 concerning the Registration, Evaluation, Authorisation and Restriction of Chemicals (REACH), which entered into force in part on June 1, 2007, has a certain impact on our business. We do not expect the existing and the upcoming product related regulations (REACH, WEEE, RoHS and similar) to have a material adverse affect on our results of operations or financial condition.

A significant number of our production sites are affected by the EU-Directive (2004/35/CE) addressing the prevention and remediation of environmental damage. In addition to the previously applicable remediation measures, the directive requires remediation for damage to protected species and natural habitats. However, the directive applies for damages caused by emissions made after 2007. We have obtained insurance coverage which is available in the market for the increased risks.

It is our policy to comply with environmental requirements and to provide workplaces for employees that are safe, environmentally sound, and that do not adversely affect the health or environment of their communities. We have obtained all material environmental permits required for our operations and all material environmental authorizations required for our products. In fiscal 2007, as in previous years, we conducted an audit of our environmental compliance, and on that basis we believe that we are in substantial compliance with all environmental and health and safety laws and regulations. In principle, however, there is a risk that we may incur expenditures significantly in excess of our expectations to cover environmental liabilities, to maintain compliance with current or future environmental and health and safety laws and regulations and/or to undertake any necessary remediation.

Property

Siemens and its consolidated subsidiaries have, as of September 30, 2007, approximately 253 production and manufacturing facilities (more than 50% production space ratio) throughout the world. Approximately 97 of these are located in Europe, with approximately 44 in Germany, and approximately 117 are located in the Americas, with approximately 92 in the United States. We also have 38 facilities in Asia. Siemens also owns or leases other properties including office buildings, warehouses, research and development facilities and sales offices in approximately 190 countries.

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

Legal Proceedings

Public prosecutors and other government authorities in jurisdictions around the world are conducting investigations of Siemens and certain of our current and former employees regarding allegations of public corruption, including criminal breaches of fiduciary duty including embezzlement, as well as bribery, money laundering and tax evasion, among others. These investigations involve allegations of corruption at a number of Siemens’ business Groups.

The Munich public prosecutor continues to conduct an investigation of certain current and former employees of the Company on suspicion of criminal breaches of fiduciary duty including embezzlement, as well as bribery and tax evasion. To date, the Munich prosecutor has conducted searches of Company premises and private homes and several arrest warrants have been issued for current and former employees, including former members of senior management, who are or were associated with the former Com Group and the Company. In addition, the Munich prosecutor has recently sought and received information from two German subsidiaries of the Company in connection with an investigation of allegations of criminal breach of fiduciary duty against a former employee and unnamed others.

On October 4, 2007, pursuant to the application of the Munich prosecutor, the Munich district court imposed a fine of €201 million on Siemens. According to the court’s decision, a former manager of the former Com Group committed bribery of foreign public officials in Russia, Nigeria and Libya in 77 cases during the period from 2001 to 2004 for the purpose of obtaining contracts on behalf of the Company, whereby he acted in concert with others. In determining the fine, the court based its decision on unlawfully obtained economic advantages in the amount of at least €200 million which the court determined the Company had derived from illegal acts of the former employee, to which an additional fine in the amount of €1 million was added.

The decision of the Munich district court and the settlement (tatsächliche Verständigung) entered into the same day with the German tax authorities, which is described in Item 5: “Operating and Financial Review and Prospects— Financial Impact of Compliance Matters”, conclude the German investigations into illegal conduct and tax violations only as they relate to Siemens AG and only as to the former Com Group.

As previously reported, there are ongoing investigations in Switzerland, Italy, and Greece. These investigations relate to allegations that certain current and former employees of the former Com Group opened slush fund accounts abroad and operated a system to misappropriate funds from the Company and, specifically, that these individuals siphoned off money from Com via off-shore companies and their own accounts in Switzerland and Liechtenstein. The Company has learned that Liechtenstein prosecutors have transferred their investigation to Swiss and Munich prosecutors.

As previously reported, Milan and Darmstadt prosecutors have been investigating allegations that former Siemens employees provided improper benefits to former employees of Enel in connection with Enel contracts. In Italy, legal proceedings against two former employees ended when the “patteggiamento” (plea bargaining procedure without the admission of guilt or responsibility) by the charged employees and Siemens AG entered into force in November 2006. Prosecutors in Darmstadt brought charges against two other former employees not covered by the “patteggiamento”. In May 2007, the Regional Court of Darmstadt sentenced one former employee to two years in prison, suspended on probation, on counts of commercial bribery and embezzlement. Another former employee was sentenced to nine months in prison, suspended on probation, on counts of aiding and abetting commercial bribery. In connection with these sentences, Siemens AG was ordered to disgorge €38 million of profits. The prosecutors and both defendants have appealed the decision of the Regional Court of Darmstadt. Siemens AG has also appealed the decision with respect to the disgorgement.

As previously reported, in 2004 the public prosecutor in Wuppertal initiated an investigation against Siemens employees regarding allegations that they participated in bribery related to the awarding of an EU contract for the refurbishment of a power plant in Serbia in 2002. In August 2007, the public prosecutor conducted searches of the premises of the PG Group in Erlangen, Offenbach and Karlsruhe in relation to this investigation. The investigation is ongoing.

In addition, there is a significant number of ongoing investigations into allegations of public corruption involving the Company, certain of our current and former employees or projects in which the Company is involved in a number of jurisdictions around the world, including China, Hungary, Indonesia, Israel, Italy, Nigeria, Norway and Russia, among others. Specific examples include the following:

•	There are currently numerous public corruption-related governmental investigations in China, involving several divisions of Siemens Ltd. China, primarily Med, but also A&D and SIS. The investigations have been initiated by prosecutors in several regions and provinces, including Guangdong, Jilin, Xi’an, Wuxi, Shanghai, Ting Hu, Shandong, Hunan, and Guiyang.

•	Siemens Zrt. Hungary and certain of its employees are being investigated by Hungarian authorities in connection with allegations concerning suspicious payments in connection with consulting agreements with a variety of shell corporations and bribery relating to the awarding of a contract for the delivery of communication equipment to the Hungarian Armed Forces.

•	The public prosecutor in Kalimantan Province, Indonesia, has charged the head of the Med division of Siemens PT Indonesia in connection with allegations that he participated in bribery, fraud, and overcharging related to the awarding of a contract for the delivery of medical equipment to a hospital in 2003.

•	Authorities in Nigeria have conducted a search of Siemens premises in connection with an investigation into alleged illegal payments.

•	The Norwegian government is investigating allegations of bribery and overcharging of the Norwegian Department of Defense related to the awarding of a contract for the delivery of communication equipment in 2001.

•	The public prosecutor in Milan is investigating allegations as to whether two employees of Siemens S.p.A. made illegal payments to employees of the state-owned gas and power group ENI.

As previously reported, the U.S. Department of Justice (DOJ) is conducting an investigation of possible criminal violations of U.S. law by Siemens in connection with the matters described above and other allegations of corruption. During the second quarter of fiscal 2007, Siemens was advised that the U.S. Securities and Exchange Commission’s (SEC) enforcement division had converted its informal inquiry into these matters into a formal investigation. The Company is cooperating with these investigations.

The SEC and the DOJ are also investigating possible violations of U.S. law by Siemens in connection with the Oil-for-Food Program. The Company is cooperating with the SEC and DOJ. A French investigating magistrate commenced a preliminary investigation regarding the participation of French companies, including Siemens France S.A.S., in the Oil-for-Food Program. German prosecutors also began an investigation in this matter and conducted searches of Company premises and private homes in Erlangen and Berlin in August 2007. Siemens is cooperating with the authorities in France and Germany.

As a result of the above described matters and as a part of its policy of cooperation, Siemens contacted the World Bank and offered to assist the World Bank in any matter that might be of interest to the World Bank. Since that time, Siemens has been in contact with the World Bank Department of Institutional Integrity and intends to continue its policy of cooperation.

In February 2007, the Company announced that public prosecutors in Nuremberg are conducting an investigation of certain current and former employees of the Company on suspicion of criminal breach of fiduciary duties against Siemens, tax evasion and a violation of the German Works Council Constitution Act (Betriebsverfassungsgesetz). The investigation relates to an agreement entered into by Siemens with an entity controlled by the former head of the independent employee association AUB (Arbeitsgemeinschaft Unabhängiger Betriebsangehöriger). The prosecutors are investigating payments made during the period 2001 to 2006 for which Siemens may not have received commensurate services in return. The former head of AUB was arrested in February 2007. Since February, searches have been conducted at several Siemens AG premises and private homes and an arrest warrant was issued for a member of the Managing Board, in connection with this investigation, who was taken into custody. This executive’s term has expired and he therefore is no longer a member of the Managing Board. In addition to this former member of the Managing Board, other current and former members of the Company’s senior management have been named as suspects in this matter. In April 2007, the former member of the Managing Board posted bail in the amount of €5 million and was released from custody. In this connection, a bank issued a bond (Bankbürgschaft) in the amount of €5 million, €4.5 million of which was guaranteed by the Company pursuant to provisions of German law. The former member of the Managing Board has provided the Company a personal undertaking to cooperate with and fully support the independent investigation conducted by Debevoise & Plimpton LLP (Debevoise), as described below, and to repay all costs incurred and payments made by the Company in connection with the bank guarantee in the event he is found to have violated his obligations to the Company in connection with the facts under investigation by the Nuremberg prosecutors. The investigation into the allegations involving the Company’s relationship with the former head of AUB and the AUB has also been included within the scope of the investigation being conducted by Debevoise. In April 2007, the labor union IG Metall lodged a criminal complaint against unknown individuals on suspicion that the Company breached the provisions of Section 119 of the Works Council Constitution Act by providing undue preferential support to AUB in connection with elections of the members of the Company’s works councils.

In February 2007, an alleged holder of American Depositary Shares of the Company filed a derivative lawsuit with the Supreme Court of the State of New York against certain current and former members of the Company’s

Managing and Supervisory Boards as well as against the Company as a nominal defendant, seeking various forms of relief relating to the allegations of corruption and related violations at Siemens. The suit is currently stayed.

The Company has engaged Debevoise, an independent external law firm, to conduct an independent and comprehensive investigation to determine whether anti-corruption regulations have been violated and to conduct an independent and comprehensive assessment of the compliance and control systems of Siemens. Debevoise reports directly and exclusively to the Compliance Committee of the Supervisory Board (see Item 10: “Additional Information—Management and Control Structure—The Supervisory Board”) and is being assisted by forensic accountants from the international accounting firm Deloitte & Touche. Debevoise’s investigation of allegations of corruption at the former Com Group, the Company’s other Groups and at regional Siemens subsidiaries is ongoing. Information on the financial impact of compliance matters is provided under Item 5: “Operating and Financial Review and Prospects—Financial Impact of Compliance Matters.”

We have taken a number of significant steps to improve our compliance procedures and internal controls in response to the allegations of corruption. We are continuing to improve and implement our anti-corruption program and related controls. Please refer to Item 15: “Control and Procedures” for a description of the initiatives we have implemented or are in the process of implementing.

In addition to the proceedings described above, we are also involved in a number of anti-trust and other legal proceedings:

A Mexican governmental control authority barred Siemens Mexico from bidding on public contracts for a period of three years and nine months beginning November 30, 2005. This proceeding arose from allegations that Siemens Mexico did not disclose alleged minor tax discrepancies when it was signing a public contract in 2002. Upon appeal by Siemens Mexico, the execution of the debarment was stayed on December 13, 2005 and subsequently reduced to a period of four months. Upon further appeal, the execution of the reduced debarment was stayed by the competent Mexican court in April 2006. A final decision on the appeal has not yet been announced.

In February 2007, Siemens Medical Solutions USA, Inc. (SMS) announced that it had reached an agreement with the U.S. Attorney’s Office for the Northern District of Illinois to settle allegations made in an indictment filed in January 2006. The agreement resolves all allegations made against SMS in the indictment. Under the agreement, SMS has pled guilty to a single federal criminal charge of obstruction of justice in connection with civil litigation that followed a bid to provide radiology equipment to Cook County Hospital in 2001. In addition, SMS has agreed to pay a fine of $1 million and restitution of approximately $1.5 million.

In December 2006, the Japanese Fair Trade Commission (FTC) searched the offices of more than ten producers and dealers of healthcare equipment, including Siemens Asahi Medical Technologies Ltd., in connection with an investigation into possible anti-trust violations. Siemens Asahi Medical Technologies is cooperating with the FTC in the ongoing investigation.

In February 2007, the French Competition Authority launched an investigation into possible anti-trust violations involving several companies active in the field of suburban trains, including Siemens Transportation Systems S.A.S. in Paris, and the offices were searched. The Company is cooperating with the French Competition Authority.

In February 2007, the Norwegian Competition Authority launched an investigation into possible anti-trust violations involving Norwegian companies active in the field of fire security, including Siemens Building Technologies AS. The Company is cooperating in the ongoing investigation with the Norwegian Competition Authority. The Norwegian Competition Authority has not yet announced a schedule for the completion of the investigation.

In February 2007, the European Commission launched an investigation into possible anti-trust violations involving European producers of power transformers, including Siemens AG and VA Tech, which Siemens acquired in July 2005. The German Anti-trust Authority (Bundeskartellamt) has become involved in the proceeding and is responsible for investigating those allegations which relate to the German market. Power transformers are electrical equipment used as major components in electric transmission systems in order to adapt voltages. The Company is cooperating in the ongoing investigation with the European Commission and the German Anti-trust Authority. The European Commission and the German Anti-trust Authority have not yet announced a schedule for the completion of their investigation.

In April 2007, Siemens AG and VA Tech filed actions before the European Court of First Instance in Luxemburg against the decisions of the European Commission dated January 24, 2007, to fine Siemens and VA Tech for alleged anti-trust violations in the European Market of high-voltage gas-insulated switchgear between 1988 and 2004. Gas-insulated switchgear is electrical equipment used as a major component for turnkey power substations. The fine imposed on Siemens amounted to €396.6 million. The fine imposed on VA Tech, which Siemens AG acquired in July 2005, amounted to €22.1 million. VA Tech was declared jointly liable with Schneider Electric for a separate fine of €4.5 million. The European Court of First Instance has not yet issued a decision. Furthermore, authorities in Brazil, New Zealand, the Czech Republic, Slovakia and South Africa are conducting investigations into the same possible anti-trust violations. On October 25, 2007, upon the Company’s appeal, a Hungarian competition court reduced administrative fines imposed on Siemens AG from €320,000 to €120,000 and from €640,000 to €110,000 regarding VA Tech. We have appealed this decision.

In April 2007, the Polish Competition Authority launched an investigation against Siemens Sp. z o.o. Poland regarding possible anti-trust violations in the market for the maintenance of diagnostic medical equipment. The Company is cooperating in the ongoing investigation with the Polish Competition Authority.

In June 2007, the Turkish Anti-trust Agency confirmed its earlier decision to impose a fine of approximately €6 million on Siemens AS Turkey based on alleged anti-trust violations in the traffic lights market. Siemens Turkey has appealed this decision and this appeal is still pending. It is possible that as a result of this decision, Siemens could be debarred from participating in public sector tender offers in Turkey for a one- to two-year period.

The Company requested arbitration against the Republic of Argentina before the International Center for Settlement of Investment Disputes (ICSID) of the World Bank. The Company claimed that Argentina unlawfully terminated the Company’s contract for the development and operation of a system for the production of identity cards, border control, collection of data and voters’ registers and thereby violated the Bilateral Investment Protection Treaty between Argentina and Germany (BIT). The Company sought damages for expropriation and violation of the BIT of approximately $500 million. Argentina disputed jurisdiction of the ICSID arbitration tribunal and argued in favor of jurisdiction of the Argentine administrative courts. The arbitration tribunal rendered a decision on August 4, 2004, finding that it had jurisdiction over Siemens’ claims and that Siemens was entitled to present its claims. A hearing on the merits of the case took place before the ICSID arbitration tribunal in Washington in October 2005. A unanimous decision on the merits was rendered on February 6, 2007, awarding Siemens compensation in the amount of $217.8 million on account of the value of its investment and consequential damages, plus compound interest thereon at a rate of 2.66% since May 18, 2001. The tribunal also ruled that Argentina is obligated to indemnify Siemens against any claims of subcontractors in relation to the project (amounting to approximately $44 million) and, furthermore, that Argentina would be obligated to pay Siemens the full amount of the contract performance bond ($20 million) in the event this bond was not returned within the time period set by the tribunal (which period subsequently elapsed without delivery). On June 4, 2007, Argentina filed with the ICSID an application for the annulment and stay of enforcement of the award, alleging serious procedural irregularities. An ad hoc committee has been appointed to consider Argentina’s application. Siemens currently expects that the ad hoc committee will not render a decision before 2009.

Siemens AG and its subsidiaries have been named as defendants in various other legal actions and proceedings arising in connection with their activities as a global diversified group. Some of these pending proceedings have been previously disclosed. Some of the legal actions include claims for substantial compensatory or punitive damages or claims for indeterminate amounts of damages. Siemens is from time to time also involved in regulatory investigations beyond those described above. Siemens is cooperating with the relevant authorities in several jurisdictions and, where appropriate, conducts internal investigations regarding potential wrongdoing with the assistance of in-house and external counsel. Given the number of legal actions and other proceedings to which Siemens is subject, some may result in adverse decisions. Siemens contests actions and proceedings when it considers it appropriate. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, Siemens often cannot predict what the eventual loss or range of loss related to such matters will be. Although the final resolution of these matters could have a material effect on Siemens’ consolidated operating results for any reporting period in which an adverse decision is rendered, Siemens believes that its consolidated financial position should not be materially affected by the matters discussed in this paragraph.

ITEM 4A:  UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5:  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Introduction

This Form 20-F contains forward-looking statements and information—that is, statements related to future, not past, events. These statements may be identified by words such as “expects,” “looks forward to,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “project” or words of similar meaning. Such statements are based on our current expectations and certain assumptions, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect our operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. For us, particular uncertainties arise, among others, from: the factors listed above under Item 3: “Key Information—Risk Factors;” changes in general economic and business conditions (including margin developments in major business areas); the challenges of integrating major acquisitions and implementing joint ventures and other significant portfolio measures; changes in currency exchange rates and interest rates; introduction of competing products or technologies by other companies; lack of acceptance of new products or services by customers targeted by Siemens; changes in business strategy; the outcome of pending investigations and legal proceedings, especially the corruption investigation we are currently subject to in Germany, the United States and elsewhere; the potential impact of such investigations and proceedings on our ongoing business including our relationships with governments and other customers; the potential impact of such matters on our financial statements; as well as various other factors. More detailed information about certain of these factors is contained throughout this report and in our other filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens does not intend or assume any obligation to update or revise these forward-looking statements in light of developments which differ from those anticipated.

The following discussion of our financial condition and results of operations should be read in conjunction with our Consolidated Financial Statements and the related Notes prepared in accordance with IFRS as described in “Notes to Consolidated Financial Statements” as of, and for the years ended, September 30, 2007, 2006 and 2005. In addition to its primary financial reporting for fiscal 2006 under U.S. GAAP, in December 2006 the Company also published its first IFRS Consolidated Financial Statements (IFRS Consolidated Financial Statements as of September 30, 2006). These IFRS Consolidated Financial Statements were presented as supplemental information and serve as a basis for Siemens’ primary IFRS reporting beginning with the first quarter of fiscal 2007. IFRS differs in certain significant respects from U.S. GAAP. For a discussion of the major differences between IFRS and U.S. GAAP, a reconciliation of net income and shareholders’ equity to U.S. GAAP and information concerning the use of exceptions permitted or required by IFRS 1, see “Notes to Consolidated Financial Statements.”

In this report, we present a number of financial measures that are or may be “non-GAAP financial measures” as defined in the rules of the SEC. The following discussion explains these non-GAAP financial measures and the reasons why we believe that they provide useful information to investors. Measures bearing the same or similar names disclosed by other companies may be calculated differently and therefore may not be directly comparable to the measures discussed below. None of the measures discussed below should be viewed in isolation as alternatives to measures of our financial condition, results of operations or cash flows as presented in accordance with IFRS in our Consolidated Financial Statements.

Currency translation effects and portfolio effects—The comparability of our Consolidated Financial Statements between different periods is affected by currency translation effects resulting from our international operations. In fiscal 2007, 2006 and 2005, foreign currency translation effects impacted our results arising from the comparison of the euro, in which our Consolidated Financial Statements are denominated, to other currencies, most notably the U.S. dollar and to a lesser extent the British pound. All of our business Groups are subject to foreign currency translation effects; however, some are particularly affected since they generate a significant portion of their operations through subsidiaries whose results are subject to foreign currency translation effects, particularly in the U.S. In this report, we present, on a worldwide basis and for our business Groups, the percentage change in orders and revenue as adjusted for currency translation effects and portfolio effects (i.e. the effects of acquisitions and dispositions). We believe that meaningful analysis of trends in orders and revenue from one year to the next requires an understanding of these factors and accordingly our management considers these factors in its management of our business. For this reason, we believe that investors may find it useful to have portfolio effects and currency translation effects quantified and to consider the percentage change in orders and revenue as adjusted for these effects. Percentage changes in orders and revenue as adjusted for currency translation effects and portfolio effects should not be viewed in isolation as an alternative to the corresponding unadjusted percentage changes in orders and revenue. For significant quantitative effects of currency translation and portfolio effects on revenue of the Company and for our business Groups, see “—Fiscal 2007 Compared to Fiscal 2006” and “—Fiscal 2006 Compared to Fiscal 2005.” For additional information on foreign currency translation, see Item 11: “Quantitative and Qualitative Disclosure About Market Risk—Foreign Currency Exchange Rate Risk” and “Notes to Consolidated Financial Statements.” In addition, the effect of acquisitions and dispositions on our consolidated revenues and expenses also affects the comparability of our Consolidated Financial Statements between different periods.

Free Cash Flow—In this report, we present “free cash flow,” which we define as net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment. We believe this measure is helpful to investors to compare cash generation among the Groups.

Business overview and Economic Environment

Fiscal 2007 – Highlights

Fiscal 2007 was an eventful year that closed with one of Siemens’ best operating quarters in history. Net income rose 21% and earnings per share for the year rose 20% compared to fiscal 2006, we exceeded our targets for revenue and order growth, and profitability increased strongly throughout Operations. We also completed the repurchase of the remaining outstanding amount of a €2.5 billion convertible bond issue which reduced dilution for Siemens shareholders by nearly 35 million shares. We expect the positive development of Siemens to continue in the coming two fiscal years with revenue growing by at least twice the rate of global gross domestic product (GDP) and Group profit from Operations to grow at least twice as fast as our revenue.

Higher net income and EPS.  Siemens’ net income in fiscal 2007 was €4.038 billion, a 21% increase over €3.345 billion a year earlier. Earnings per share (EPS) was €4.24, up from €3.52 in fiscal 2006. Net income in the current year was reduced by substantial corporate costs associated with legal and regulatory matters, which are discussed below. In addition, tax expense associated with the carve-out of Siemens VDO Automotive (SV) reduced net income by approximately €1.1 billion. This expense was booked at SV when it was determined to be held for disposal and therefore part of discontinued operations. Furthermore discontinued operations included a preliminary non-cash pre-tax gain of €1.6 billion generated by the transfer of the former Communications Group’s carrier-related businesses into Nokia Siemens Networks B.V. (NSN). Discontinued operations overall contributed €129 million to net income in fiscal 2007 compared to €703 million a year earlier. More detail on discontinued operations is provided below.

Increased profitability.  Income from continuing operations was €3.909 billion for the year, 48% higher than a year earlier. Basic and diluted EPS on a continuing basis rose to €4.13 and €3.99, respectively, compared to €2.78 and €2.77 a year earlier. These increases were due to Group profit from Operations, which climbed 70% year-over-year to €6.560 billion, even with negative equity investment income of €429 million related to NSN, which was formed by Nokia Corporation (Nokia) and Siemens in April 2007. All Groups in Operations increased their Group profit and Group profit margin. Automation and Drives (A&D), Power Generation (PG), Medical Solutions (Med) and Power Transmission and Distribution (PTD) had the highest levels of Group profit. Siemens IT Solutions and Services (SIS) benefited strongly from severance programs in fiscal 2006 totaling €576 million, and recorded Group profit of €252 million for the current year compared to a loss of €731 million in the prior year.

Rapid growth in Group profit more than offset a significant increase in Corporate items, pensions and eliminations year-over-year, which rose from a negative €527 million in fiscal 2006 to a negative €1.672 billion in the current year. The change is due primarily to the legal and regulatory matters discussed below.

Earnings at Financing and Real Estate rose to €557 million for fiscal 2007, from €421 million a year earlier. Corporate Treasury activities contributed earnings of €153 million compared to a loss of €18 million in the same period a year earlier, which includes a €143 million net negative effect related to mark-to-market valuation of a cash settlement option associated with the €2.5 billion convertible bond issued in 2003. This option was irrevocably waived in the third quarter of fiscal 2006, effectively eliminating subsequent earnings effects.

Strong global growth.  Our revenue increased 9% year-over-year, to €72.448 billion, with higher revenue in every region of the world. Both revenue and orders include new business from acquisitions, particularly at Med and A&D, which largely offset negative effects from currency translation involving the U.S. dollar. On an organic basis (that is excluding the net effect of currency translation and portfolio transactions), revenue grew 10%. All our operating Groups increased revenue organically year-over-year, highlighted by double-digit rises at A&D, PG and PTD. Orders grew even faster, rising 12% to €83.916 billion, with double-digit increases at PG, PTD, A&D, Industrial Services and Solutions (I&S) and Med. On an organic basis, orders rose 13% year-over-year.

Higher cash flows.  Net cash provided by operating activities was €7.328 billion in fiscal 2007, compared to €5.659 billion a year earlier. We generated €6.755 billion in free cash flow (defined as net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment) from continuing operations in fiscal 2007, well above €1.820 billion in free cash flow a year earlier.

Completion of Fit4More.  Many of our financial and operating highlights during fiscal 2007 stem directly from our multi-year Fit4More program, which we brought to a successful close in the second quarter. In addition to setting the growth and profitability targets mentioned above, Fit4More also focused our business portfolio on strategic global markets such as industrial infrastructure, energy, and healthcare. In fiscal 2007, we exited the automotive market via the carve-out of SV, with a sale to Continental expected to close in the first quarter of fiscal 2008. We also transferred our former telecommunications infrastructure businesses into NSN, and are in the process of divesting our enterprise networking business which is reported within discontinued operations. Meanwhile, we completed or announced major acquisitions that add a successful in-vitro healthcare diagnostics business to complement our existing portfolio of diagnostics imaging solutions. In our factory automation business, we added important product life-cycle management (PLM) software capabilities. We also reoriented our IT consulting and outsourcing business, combining it with other strategic IT units within Siemens, and moving it into the SIS Group.

At the completion of Fit4More we announced “Fit for 2010,” a new program that is founded on the same performance pillars as Fit4More, including goals for profitability and growth.

Progress with legal and regulatory matters.  We made substantial progress during the year in addressing issues related to investigations of past misconduct by Siemens employees. We take these matters very seriously and engaged them vigorously as a top priority throughout the year. We gave significant management attention and retained highly regarded outside experts to help us cooperate fully with outside investigations, conduct our own internal investigations, and act upon the results of these investigations. We also issued detailed, comprehensive public disclosures on these topics at various points during the year. Taking continuing and discontinued operations together, expenses for outside advisors engaged by Siemens in connection with the investigations as well as remediation activities totaled €347 million in fiscal 2007, and we expect further expenses in fiscal 2008.

We paid a number of penalties related to the completion of outside investigations during the year. These include European Commission antitrust penalties related to gas-insulated switchgear and a fine paid to German authorities related to past actions at Com. Meanwhile we conducted our own internal investigations throughout Siemens, particularly to identify questionable payments made to outside parties under Business Consulting Agreements (BCAs). We identified a substantial sum of these payments, determined how much of the total of these payments had been incorrectly booked as tax-deductible business expenses, and adjusted the comparative amounts for fiscal 2005 and 2006 in the Consolidated Financial Statements included in this report. Including the expenses associated with internal and external investigations and the penalties mentioned above, the total expense within Corporate items associated with legal and regulatory matters during fiscal 2007 was €843 million. For more information with respect to these legal and regulatory matters, see “Legal Proceedings.”

Dividend.  The Siemens Managing Board and Supervisory Board have proposed a dividend of €1.60 per share. The dividend in the prior year was €1.45.

Strategic Overview

Our competitive strategy is to innovate through research and development (R&D), improve our business portfolio to bring that innovation to market on a global basis, and back these efforts with a strong financial condition.

We continually balance our business portfolio to maintain our leadership in established markets while penetrating new markets. In some cases this involves acquiring complementary technology that enables us to offer more complete solutions. We also use acquisitions to gain scale in both established and new regional markets. In fiscal 2007, we pursued both strategies, and also exited or reduced our participation in markets that did not belong to our focus areas. Major transactions included the following:

•	In January 2007, we acquired the Diagnostics division of Bayer AG, headquartered in the U.S. We integrated this business into our own Diagnostics division at Med, following the fiscal 2006 acquisition of Diagnostic Products Corporation (DPC) in the U.S., a leading provider of in vitro immunodiagnostics solutions. We expect the Bayer transaction to significantly strengthen our position in in-vitro diagnostics, a high-growth segment of the healthcare market.

•	In April 2007, we transferred our mobile and fixed-line carrier networks businesses into NSN. Our enterprise networks business is held for disposal.

•	In May 2007, we acquired U.S.-based UGS Corp., one of the leading providers of product lifecycle management (PLM) software and services for manufacturers. We expect this transaction to complement and extend our existing software capabilities in the factory automation industry, which increasingly integrates information technology (IT) into manufacturing facilities and processes.

•	In July 2007, we announced an agreement to acquire U.S.-based Dade Behring Holdings, Inc. (Dade Behring), a leading clinical laboratory diagnostics company. The transaction closed in the first quarter of fiscal 2008. We intend to integrate this acquisition into the Diagnostics division at Med, making Siemens the world’s first fully integrated diagnostics provider with solutions for in-vitro diagnostics, in-vivo imaging, and data- and image-management software.

•	In July 2007, we signed an agreement with Continental AG, Hanover, Germany, to sell our entire SV activities. These business activities are reported in discontinued operations for both the current and prior periods.

We further improved our business portfolio in fiscal 2007 through smaller acquisitions and divestments. For a detailed discussion of our acquisitions, dispositions and discontinued operations, see “Notes to Consolidated Financial Statements.”

Siemens operates in approximately 190 countries, making us one of the most global companies in the world. In fiscal 2007, our business outside Germany accounted for nearly €60 billion in revenues, representing 83% of total revenue. In particular, we expanded our business in Europe and Asia-Pacific at more than twice the rate of GDP growth in these regions. Revenue rose even faster in the smaller Africa, Near and Middle East, Commonwealth of Independent States region, which grew to account for nearly 10% of our revenues in fiscal 2007.

We support our competitive strategy with all our corporate resources, including our Financing and Real Estate Groups and our Corporate Treasury which provide important capabilities for financing and managing our assets. We also manage the capital structure in our balance sheet to ensure cost-effective access to the capital we need for building our business and sustaining profitable growth that creates value for shareholders.

Worldwide Economic Environment

According to estimates of Global Insight, Inc., gross domestic product (GDP) in 2007 is expected to grow 3.6% on a global basis. The decline compared to GDP growth of 3.9% in 2006 is due to rising oil prices and higher interest rates among other factors.

Europe is expected to experience a decline to 2.9% GDP growth in 2007 compared to 3.2% in 2006. Within Europe, 2.7% GDP expansion is anticipated for the Western Europe nations, down from 3.0% in 2006, as the cooler global economy and a stronger euro combine to weigh on export growth. In Germany, the appreciation of the euro and higher taxes are expected to slow GDP growth to 2.6% for the year, down from 2.9% a year earlier. As in 2006, the economies of Central and Eastern Europe are expected to grow faster than Europe overall, with aggregate GDP growth of 6.1%. This represents a slight slowing from 6.3% in 2006.

In the Americas, GDP growth is expected to fall to 2.5% in 2007 from 3.2% in 2006, primarily because of a decline in U.S. economic growth from 2.9% in 2006 to 2.0% in 2007. Among the factors that are slowing growth of the U.S. economy are downturns in real estate and housing construction, which are eroding consumer spending as well as employment in construction and related industries and uncertainty in financial markets following large write-downs by major banks relating to exposures to sub-prime mortgage. While strong global demand for raw materials is expected to support GDP growth of 4.8% in Latin America, that level would still represent a decline from 5.0% in 2006.

In contrast, GDP growth is expected to rise to 5.7% in Asia-Pacific, from 5.5% in 2006, with China and India continuing as the primary growth engines. China is expected to expand GDP by 11.5% in 2007, benefiting from booming infrastructure investment, strong export industries, and significantly increased participation in Chinese equity markets by domestic households with globally high rates of income savings. India is expected to post GDP growth rate of 8.8% in 2007, down from 9.4% in 2006, as the country develops its manufacturing and construction industries and broadens its service sector to complement its established strength in IT outsourcing.

GDP growth for the region comprising Africa, the Near and Middle East and the Commonwealth of Independent States (C.I.S.) is anticipated to reach 6.6% in 2007, above last year’s growth rate of 6.3%, as the countries of the region continue to benefit from strong global demand for oil and raw materials.

Market Development

The market for electronics and electrical engineering solutions and infrastructure remained strong in 2007, with particular interest in advanced technologies that could provide cleaner and more efficient energy, increase manufacturing production efficiency, improve diagnostic and preventive healthcare and enhance transportation.

Siemens’ portfolio focus positioned it well to meet customer demands in all these areas. Strong demand for infrastructure investments, e.g. by the world’s emerging and developing economies and oil-producing nations expanded the opportunities for Siemens’ Groups in power generation, power transmission and distribution, and transportation. Rapid industrialization continued in Asia-Pacific, driven by China’s and India’s economic expansion. This in turn fueled demand for Siemens’ offerings in factory and process automation and electronics assembly. In developed nations, trends such as aging populations, healthcare and homeland security concerns and rising energy costs played to Siemens’ established strengths in medical diagnostics and building security, as well as to new capabilities in alternative energy.

Market Trends

Within the broad macroeconomic trends discussed above, there are numerous technological, geographic and customer demand trends that affect our business. Important trends that we are monitoring closely for risks and opportunities are discussed in the paragraphs that follow.

Demand continued to rise for factory and process automation as well as infrastructure engineering solutions, particularly in Asia-Pacific countries that are expanding manufacturing capacity to meet the demands of their outsourcing customers in other regions. In the U.S. and Europe, demand for automation and control solutions was strong in sectors focused on exports. In the building market, customers continued to seek technology enabling more secure, energy-efficient structures. In all regions, there is a growing trend toward reduced use of raw materials and more energy-efficient production processes.

Demand in the global rail industry also increased, with energy efficient solutions gaining importance. Asia-Pacific’s growing economies and concentration of population in cities continued to increase demand for urban transit solutions.

Asia-Pacific led growth in the general lighting market as well, and OEMs continued to shift manufacturing to these lower-cost, faster-growing markets. Demand also grew for advanced solutions, such as light emitting diodes (LEDs) and precision components, and for energy-efficient, environmentally friendly products.

In the energy sector, China’s rapid modernization continued to drive global demand for fossil power generation and transmission systems, followed by rising power infrastructure needs in the Middle East and the CIS countries. In the U.S. and Europe, concerns about rising energy costs and security of supply continued to stimulate investment in alternative power generation, particularly large offshore wind farms.

In healthcare, aging populations and increased emphasis on preventative care in developed countries continued to fuel demand for advanced diagnostic solutions, including medical imaging such as computed tomography (CT) and magnetic resonance imaging (MRI) and the full spectrum of in-vitro diagnostic testing. The need to improve the quality of care and reduce healthcare costs leads to a growing importance of integrated diagnostic solutions and the overall improvement of clinical workflow, facilitated by integrated healthcare IT systems. In the U.S. the Deficit Reduction Act (DRA) took effect in January 2007, curtailing government reimbursement for medical imaging procedures in the non-hospital (out-patient) setting, imposing pressure on the U.S. medical imaging market.

Research and Development

In fiscal 2007, Siemens increased its research and development (R&D) expenses to €3.399 billion, compared to €3.091 billion in the prior year. The average number of employees engaged in R&D in fiscal 2007 was 30.9 thousand, up from 26.4 thousand in fiscal 2006. A&D focused its R&D activities on manufacturing automation. Osram focused its R&D activities on fostering sustainable products, increased brightness and lower production costs of LEDs. PG’s R&D activities emphasized rotating machinery such as gas and steam turbines, generators, compressors, wind turbines, instrumentation and control systems for renewable, nuclear and fossil power generation and improved power plant solutions, especially power plants with carbon capture and other diversification of the power generation portfolio, e.g. coal gasification, fuel cells and energy storage technologies. Med invested in R&D particularly to improve technology and clinical applications for medical imaging systems, such as such as magnetic resonance imaging, computed tomography, x-ray angiography, ultrasound and information technology.

Basis of Presentation

To help shareholders understand and follow our progress, we present our financial results in aggregate and also break out the major components. The sum of results for the components equals the result for Siemens as a whole.

The majority of our business is devoted to providing products and services to customers based on Siemens’ expertise in innovative electrical engineering. We call this component of our business Operations. The Groups in Operations design, manufacture, market, sell, and service products and systems, or help customers use and manage those products and systems. A Group is equivalent to a reportable segment as defined by IFRS.

We measure the performance of the Groups in Operations using Group profit, defined as earnings before financing interest, certain pension costs and income taxes. Group profit therefore excludes various categories of items which are not allocated to the Groups since the Managing Board does not regard such items as indicative of the Group’s performance. The effect of certain litigation and compliance issues is also not included in Group profit when the Company concludes that such items are not indicative of the Groups’ performance since the results of operations of the Groups may be distorted by the amount and the irregular nature of such events. This may also be the case for items that refer to more than one Group or have a corporate or central character. For additional information with respect to Group profit, see “Notes to Consolidated Financial Statements.” The Managing Board also determined Net capital employed as additional information to assess the capital intensity of the Operations Groups. Its definition corresponds with the Group profit measure. In addition, Free cash flow is used to compare cash generation among the Groups. For additional information see “Notes to Consolidated Financial Statements.”

In fiscal 2006, Siemens announced portfolio changes that resulted in dissolving Com as a Group and reportable segment. As discussed in “Notes to Consolidated Financial Statements,” the primary business components of the former operating segment Com were either already disposed of (carrier networks and MD) or still held for disposal (enterprise networks) as of September 30, 2007. Beginning October 1, 2006, A&D assumed responsibility for Com’s Wireless Modules business. Except for Wireless Modules and other businesses including the former division Siemens Home and Office Communication Devices that was reclassified from Com to Other Operations in the third quarter of fiscal 2006, the historical results of the former operating segment Com are presented as discontinued operations. Current and prior-year segment disclosures exclude the applicable information included in the Company’s financial statement presentation.

Due to the increased importance of the Company’s strategic investments accounted for under the equity method, in particular the creation of NSN (see “Notes to Consolidated Financial Statements” for further information), Siemens has created a new reportable segment Strategic Equity Investments (SEI) beginning in fiscal 2007. SEI represents an operating segment, having its own management that reports the results of the segment to the Managing Board. In addition to the investments in Fujitsu Siemens Computers (Holding) BV (FSC) and BSH Bosch und Siemens Hausgeräte GmbH (BSH), the Siemens investment in NSN is also reported in SEI beginning in the third quarter of fiscal 2007. The investments in FSC and BSH were included within Other Operations until September 30, 2006. Prior-year information was reclassified for comparability purposes for these two investments.

A new Group called Siemens IT Solutions and Services (SIS) was created effective April 1, 2007. SIS consists primarily of the activities of the former segment Siemens Business Services that were bundled with other information technology activities. Prior-year information was reclassified for comparability purposes.

In fiscal 2007, Siemens also signed an agreement to sell its entire SV activities to Continental AG. The historical results of the SV business are reported as discontinued operations. Beginning in the fourth quarter of fiscal 2007, SV ceased to represent a reportable segment. Current and prior-year segment disclosures therefore exclude the applicable information included in the Company’s financial statement presentation.

Another component of our Company is made up of two Groups involved in non-manufacturing activities such as financing, leasing, investing and real estate. We call this component of our business Financing and Real Estate. We evaluate the profitability of our Financing and Real Estate Groups using income before income taxes.

In breaking out the Operations and Financing and Real Estate components and in order to show more clearly our external performance, we exclude the business they conduct with each other and with our Corporate Treasury, which provides cash management services for our Groups and corporate finance activities. These internal transactions are therefore included into a component called Eliminations, reclassifications and Corporate Treasury. This component is the difference between the results for Operations and Financing and Real Estate and the results of Siemens. For additional information, see “Notes to Consolidated Financial Statements.”

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

Fiscal 2007 Compared to Fiscal 2006

Consolidated Operations Of Siemens

Results of Siemens

The following discussion presents selected information for Siemens for the fiscal years ended:

	New Orders (location of customer)
	Year ended		% Change
	September 30,		vs. previous year		therein
	2007	2006	Actual	Adjusted*	Currency	Portfolio
	(€ in millions)

Germany	13,562	12,782	6%	5%	0%	1%
Europe (other than Germany)	26,648	22,351	19%	18%	0%	1%
Americas	22,831	20,202	13%	18%	(9)%	4%
Asia-Pacific	13,291	11,250	18%	19%	(3)%	2%
Africa, Near and Middle East, C.I.S.**	7,584	8,359	(9)%	(7)%	(3)%	1%

Siemens	83,916	74,944	12%	13%	(3)%	2%

*	Excluding currency translation and portfolio effects.

**	Commonwealth of Independent States.

Siemens booked €83.916 billion in new orders in fiscal 2007. This 12% rise compared to fiscal 2006 resulted in a book-to-bill ratio of 1.16 for the year. Europe outside Germany and the Americas were the two largest regions by volume, followed by Germany and Asia Pacific. Europe outside Germany showed the fastest growth of any region, with a 19% increase to €26.648 billion for the year led by strong demand at PG, Med, PTD and A&D and numerous large new contracts. Orders in Germany were €13.562 billion, up 6% including strong contributions from A&D, PG and TS.

In the Americas region, orders rose 13% in fiscal 2007, to €22.831 billion, despite considerable weakening of the U.S. dollar against the euro. Continuing demand for energy solutions at PG, and for industrial automation solutions at A&D and I&S, more than compensated for currency and market conditions that led to reductions in orders in the U.S. at TS, Med, Osram and SBT. As a result, the U.S. share of orders in the region fell to 73% compared to 78% in fiscal 2006. On an organic basis, excluding the net effect of portfolio transactions and unusually strong negative currency translation effects, orders were up 18% and 11% in the Americas and the U.S. respectively.

Orders in Asia-Pacific came in at €13.291 billion, 18% higher than in the prior year, with PG, A&D, PTD, Med and I&S all winning at least 20% more new business in the region. Orders in China and India were €4.871 billion and €2.015 billion, and grew at 12% and 15% respectively, and accounted for 52% of new Asia-Pacific orders. A year earlier, their combined share was 54%. New orders in the Africa, Near and Middle East, C.I.S. region came in 9% lower year-over-year, at €7.584 billion, primarily because the prior year included a large order at TS for both trains and maintenance in Russia. For the region as a whole, PTD, A&D and Osram saw double-digit order growth for the current period.

	Revenue (location of customer)
	Year ended		% Change
	September 30,		vs. previous year		therein
	2007	2006	Actual	Adjusted*	Currency	Portfolio
	(€ in millions)

Germany	12,594	12,382	2%	2%	0%	0%
Europe (other than Germany)	22,801	20,489	11%	10%	0%	1%
Americas	19,321	18,371	5%	9%	(8)%	4%
Asia-Pacific	10,937	9,457	16%	18%	(3)%	1%
Africa, Near and Middle East, C.I.S.**	6,795	5,788	17%	19%	(3)%	1%

Siemens	72,448	66,487	9%	10%	(3)%	2%

*	Excluding currency translation and portfolio effects.

**	Commonwealth of Independent States.

Revenue for fiscal 2007 totaled €72.448 billion, a 9% increase compared to fiscal 2006. Revenue in Europe outside Germany rose 11% year-over-year, to €22.801 billion, with A&D, PG and Med leading the increase. Revenue growth was more restrained in the Americas, affected by the considerable weakening of the U.S. dollar against the euro during the year, coming in 5% higher than in fiscal 2006 at €19.321 billion. Energy, automation and medical solutions were the highlights for the Americas overall as well as for the U.S., which accounted for 77% of the region’s revenue for the year. On an organic basis, revenue for the Americas and the U.S. climbed 9% and 7% year-over-year, respectively.

Revenue grew more rapidly in Asia-Pacific, reaching €10.937 billion on a 16% rise. Revenue in China was up 13% to €4.146 billion, as A&D, PG and TS converted major orders from prior periods into current business. While the majority of Groups booked more sales in China than in India, revenue for India jumped 62% year-over-year from €1.034 billion to €1.676 billion and every operating Group posted double-digit increases. Together China and India accounted for 53% of Asia-Pacific revenue, up from 50% in fiscal 2006. The Africa, Near and Middle East, C.I.S. region saw 17% growth compared to the prior year, benefiting from large infrastructure orders in prior years. Most Groups posted double-digit increases in the region, with Siemens’ energy businesses accounting for 63% of the total volume of €6.795 billion.

	Year ended
	September 30,
	2007	2006	% Change
	(€ in millions)

Gross profit on revenue	20,876	17,379	20%
as percentage of revenue	28.8%	26.1%

Gross profit for fiscal 2007 increased 20% year-over-year, as all Groups in Operations increased gross profit. Gross profit margin increased to 28.8% from 26.1% a year earlier. This increase is due to improved gross profit margins over all groups, especially at SIS, benefiting from an improved cost structure following severance charges in the prior year.

	Year ended
	September 30,
	2007	2006	% Change
	(€ in millions)

Research and development expenses	(3,399)	(3,091)	10%
as percentage of revenue	4.7%	4.6%
Marketing, selling and general administrative expenses	(12,103)	(11,897)	2%
as percentage of revenue	16.7%	17.9%
Other operating income	680	629	8%
Other operating expense	(1,053)	(260)	305%
Income from investments accounted for using the equity method, net	108	404	(73)%
Financial income (expense), net	(8)	254

Research and development expenses increased to €3.399 billion, led by higher outlays at Med and A&D. Despite the increase in our revenue year-over-year, R&D expenses as a percent of revenue increased slightly to 4.7% from 4.6% in fiscal 2006. For additional information with respect to R&D, see “—Business Overview and Economic Environment—Research and Development” and “Notes to Consolidated Financial Statements.” Marketing, selling and general administrative expenses declined as a percent of revenue, to 16.7% from 17.9% a year earlier, due to the substantial increase in our revenue year-over-year.

Other operating income was €680 million in fiscal 2007, compared to €629 million a year earlier. Gains on sales of property, plant and equipment and intangibles increased from €208 million in fiscal 2006 to €289 million in fiscal 2007. In fiscal 2007, gains on disposals of businesses were €196 million, benefiting from a sale of a locomotive leasing business at TS, compared to €55 million in the prior year. Fiscal 2006 included a gain of €70 million related to the settlement of an arbitration proceeding.

Other operating expense increased significantly from €260 million in fiscal 2006 to €1.053 billion in fiscal 2007. The change year-over-year is due to expenses related to major legal and regulatory matters in the current period. This included €440 million stemming from sanctions on major suppliers of gas-isolated switchgear, and €152 million in expenses for external advisors and consultants related to legal and compliance issues, as well as €81 million in funding primarily for job placement companies for former Siemens employees affected by the bankruptcy of BenQ Mobile GmbH & Co. OHG (BenQ). Other operating expense in fiscal 2007 also included €60 million for goodwill impairment.

Income from investments accounted for using the equity method, net decreased to €108 million from €404 million a year earlier, due to the loss of €429 million in fiscal 2007 from NSN. Financial income (expense), net decreased from a positive contribution of €254 million in fiscal 2006 to a negative €8 million in fiscal 2007, primarily due to higher interest for financial liabilities, which were raised primarily at the end of the prior fiscal year. Fiscal 2006 benefited from a pre-tax gain of €84 million related to the sale of the Company’s interest in SMS Demag AG.

	Year ended
	September 30,
	2007	2006	% Change
	(€ in millions)

Income from continuing operations before income taxes	5,101	3,418	49%
Income taxes	(1,192)	(776)	54%
as percentage of income from continuing operations before income taxes	23%	23%
Income from continuing operations	3,909	2,642	48%
Income from discontinued operations, net of income taxes	129	703	(82)%
Net income	4,038	3,345	21%
Net income attributable to minority interest	232	210
Net income attributable to shareholders of Siemens AG	3,806	3,135	21%

Income from continuing operations before income taxes increased by 49% to €5.101 billion in fiscal 2007, from €3.418 billion a year earlier, driven by a combination of increased revenue and margins, partly offset with negative equity investment income of €429 million related to NSN and expenses related to major legal and regulatory matters totaled in the current period. Fiscal 2006 included severance charges at SIS of €576 million. In the last quarter of fiscal 2007, all groups reached their group profit margin targets.

Income from continuing operations in fiscal 2007 was €3.909 billion, up 48% from €2.642 billion in fiscal 2006, due to an increased income from continuing operations before income taxes. The effective tax rate was 23% in fiscal 2007 and 2006. Income tax expenses include adjustments related to the previously reported compliance investigation. As a result of that investigation, payments were identified that had been recorded as deductible business expenses in prior periods when determining income tax provisions. The Company’s investigation has determined that certain of these payments were non-deductible under the tax laws of Germany and other jurisdictions. For further information, please refer to “Notes to the Consolidated Financial Statements.”

Discontinued operations includes enterprise networks business, which is held for disposal, the carrier-related business, which was transferred into NSN, the Mobile Devices business sold to BenQ Corporation, and SV, which is held for disposal pending the closing of the sale of those operations to Continental AG. SV is included within discontinued operations on a retroactive basis to provide a meaningful comparison with prior periods. For fiscal 2007, income from discontinued operations contributed €129 million to net income, compared to €703 million a year earlier. Contribution to net income from SV activities was a negative €550 million compared to a positive €410 million in fiscal 2006. This decrease was due to an approximate €1.1 billion tax expense as well as interest expense and closing costs related to the carve-out. Full-year results at Com-related activities contributed positively in both the current and prior year, with €765 million and €357 million, respectively. The current-year result was higher primarily due to the €1.6 billion NSN non-cash gain. This gain was partly offset by €567 million in impairments at the enterprise networking business, a €201 million fine imposed on us in Germany, of which €200 million was tax deductible for tax purposes, and €104 million in other costs related to compliance matters. The remainder of the change year-over-year is due to an operating loss in the current year compared to operating profit at Com a year earlier. While the profitable carrier activities were included for all of fiscal 2006, they were transferred out of discontinued operations and into NSN midway through fiscal 2007. Effects related to BenQ reduced net income by €86 million and €64 million, respectively, in fiscal 2007 and fiscal 2006. For additional information with respect to discontinued operations, see “Notes to Consolidated Financial Statements.”

Net income for Siemens in fiscal 2007 was €4.038 billion, a 21% increase compared to €3.345 billion in the same period a year earlier. Net income attributable to Shareholders of Siemens AG was €3.806 billion, up 21% from €3.135 billion in fiscal 2006.

Segment Information Analysis

Operations

Automation and Drives (A&D)

	Year ended
	September 30,		% Change
	2007	2006	Actual	Adjusted*
	(€ in millions)

Group profit	2,090	1,575	33%
Group profit margin	13.6%	12.1%
New orders	16,794	14,312	17%	16%
Total revenue	15,389	13,041	18%	16%
External revenue	13,695	11,564	18%
Therein:
Germany	3,991	3,396	18%
Europe (other than Germany)	4,191	3,485	20%
Americas	2,643	2,324	14%
Asia-Pacific	2,419	2,017	20%
Africa, Near and Middle East, C.I.S.	451	342	32%

*	Excluding currency translation effects of (2)% on revenue and orders, and portfolio effects of 4% and 3% on revenue and orders, respectively.

A&D increased its Group profit 33% compared to fiscal 2006, to €2.090 billion. A&D’s largest divisions led the increase, including significant earnings growth in the Industrial Automation Systems, Mechanical Drives, Motion Control Systems and Large Drives divisions. The Group gained operating leverage on rising volume, particularly evident in lower selling costs as a percent of revenue. As a result, A&D’s Group profit margin rose compared to fiscal 2006, even though the increase was held back by €143 million in purchase price accounting (PPA) effects associated with the Group’s acquisitions of UGS Corp. (in May 2007) and Flender Holding GmbH (in fiscal 2005) as well as €23 million in integration costs. A&D saw a corresponding increase in amortization for intangible assets year-over-year.

Orders at A&D rose 17% year-over-year, to €16.794 billion, and revenue rose 18%, to €15.389 billion. Both orders and revenue included double-digit increases in Germany and all major regions of the world. A&D continued to generate the largest share of its business in Europe (including Germany), which accounted for 60% of revenue from external customers in both fiscal years. Revenue and orders benefited from the acquisition of UGS, a leading provider of product lifecycle management (PLM) software which A&D acquired to complement and extend its existing software capabilities. The PLM business got off to a good start within A&D, launching its technology integration and winning new customers for the Group.

Industrial Solutions and Services (I&S)

	Year ended
	September 30,		% Change
	2007	2006	Actual	Adjusted*
	(€ in millions)

Group profit	415	282	47%
Group profit margin	4.7%	3.2%
New orders	10,161	9,025	13%	15%
Total revenue	8,894	8,819	1%	3%
External revenue	7,824	7,837	(0)%
Therein:
Germany	1,011	1,011	0%
Europe (other than Germany)	2,178	2,141	2%
Americas	2,359	2,549	(7)%
Asia-Pacific	1,364	1,187	15%
Africa, Near and Middle East, C.I.S.	912	949	(4)%

*	Excluding currency translation effects of (3)% on revenue and orders, and portfolio effects of 1% on revenue and orders.

In fiscal 2007, Group profit at I&S climbed to €415 million, a 47% increase year-over-year. Both earnings and margins improved throughout the Group, with the strongest increases coming in the Group’s largest businesses: industrial services, oil and gas and metal technologies. Amortization during fiscal 2007 declined compared to fiscal 2006, primarily on lower PPA effects from acquisitions in prior years including VA Technologies AG (VA Tech).

Orders at I&S for fiscal 2007 rose to €10.161 billion, 13% higher than in fiscal 2006. This growth was fueled by strong demand in Asia-Pacific and the Americas, including large orders from Brazil and the U.S. While revenue of €8.894 billion also included healthy growth in Asia-Pacific, this was offset somewhat by the effects of industry-wide resource constraints as well as lower revenue in the postal automation and airport logistics businesses compared to fiscal 2006.

Siemens Building Technologies (SBT)

	Year ended
	September 30,		% Change
	2007	2006	Actual	Adjusted*
	(€ in millions)

Group profit	354	223	59%
Group profit margin	7.0%	4.6%
New orders	5,350	5,235	2%	5%
Total revenue	5,062	4,796	6%	8%
External revenue	4,952	4,695	5%
Therein:
Germany	972	935	4%
Europe (other than Germany)	1,885	1,768	7%
Americas	1,715	1,641	5%
Asia-Pacific	251	250	0%
Africa, Near and Middle East, C.I.S.	129	101	28%

*	Excluding currency translation effects of (3)% and (4)% on revenue and orders, respectively, and portfolio effects of 1% on revenue and orders.

SBT increased Group profit in fiscal 2007 by 59%, to €354 million, demonstrating increased emphasis on its higher-margin businesses in products and services and improved execution including more selective order intake in its solutions business. The Group’s fire safety and heating, ventilation and air conditioning businesses made the largest contributions to Group profit. Earnings margins rose on a Groupwide basis as well, strengthening Group profit margin for SBT overall by well over two percentage points.

Orders of €5.350 billion grew modestly, rising 2% compared to fiscal 2006, in part due to adverse currency translation effects and slowing construction growth in the U.S., but also as a result of selective order intake. Revenue rose 6% year-over-year, to €5.062 billion, with SBT’s largest markets in Europe, the Americas and Germany all contributing solid increases in external revenue compared to fiscal 2006. SBT closed among others the acquisition of an Indian system provider in fiscal 2007 and the acquisition of Bewator in Sweden in fiscal 2006, each bringing the Group new capabilities in building and infrastructure security.

Osram

	Year ended
	September 30,		% Change
	2007	2006	Actual	Adjusted*
	(€ in millions)

Group profit	492	456	8%
Group profit margin	10.5%	10.0%
New orders	4,690	4,563	3%	7%
Total revenue	4,690	4,563	3%	7%
External revenue	4,677	4,547	3%
Therein:
Germany	539	535	1%
Europe (other than Germany)	1,216	1,126	8%
Americas	1,947	1,982	(2)%
Asia-Pacific	780	736	6%
Africa, Near and Middle East, C.I.S.	195	168	16%

*	Excluding currency translation effects of (4)% on revenue and orders.

Osram’s Group profit of €492 million in fiscal 2007 was 8% higher than in the prior year. Along with strength in its large general lighting business, Osram benefited from higher earnings in its optical semiconductors business. Broad-based demand throughout the Group took revenue and orders up to €4.690 billion for the fiscal year. Excluding adverse currency translation effects, primarily in Osram’s large U.S. market, revenue and orders rose 7% compared to the prior year on rising demand in Europe and Asia-Pacific.

The trend towards energy-efficient lighting solutions had a positive impact on the performance for the 2007 fiscal year. Osram was successful in innovative compact fluorescent lamps, high-intensity discharge lamps and LEDs. Energy-efficient products already account for 60 percent of revenue, and Osram intends to increase this to 80 percent over the next ten years. Osram’s main focus for research and development is to make further advances in optical semiconductors (LED and OLED) and energy efficiency, for example with energy-saving lamps and with high-intensity discharge lamps.

Transportation Systems (TS)

	Year ended
	September 30,		% Change
	2007	2006	Actual	Adjusted*
	(€ in millions)

Group profit	191	72	165%
Group profit margin	4.3%	1.6%
New orders	4,780	6,173	(23)%	(20)%
Total revenue	4,452	4,493	(1)%	2%
External revenue	4,418	4,429	(0)%
Therein:
Germany	717	890	(19)%
Europe (other than Germany)	2,353	2,150	9%
Americas	390	583	(33)%
Asia-Pacific	826	707	17%
Africa, Near and Middle East, C.I.S.	132	99	33%

*	Excluding currency translation effects of (1)% on revenue and orders, and portfolio effects of (2)% on revenue and orders.

TS recorded Group profit of €191 million for fiscal 2007, including a net gain of €76 million on the sale of its locomotive leasing business. Earnings and margins rose on a Groupwide basis except for the mass transit business, which took charges related to its Combino railcar and posted a larger loss than in the prior year.

Orders of €4.780 billion reflect a significantly lower level of large orders for the Group as a whole in the second and third quarters compared to the same periods of the prior year. Revenue of €4.452 billion came close to the prior-year level despite a decline in revenue in the mass transit business. The Group’s large European market contributed solid growth while business in Asia-Pacific continued to expand more rapidly from a smaller base.

Power Generation (PG)

	Year ended
	September 30,		% Change
	2007	2006	Actual	Adjusted*
	(€ in millions)

Group profit	1,147	779	47%
Group profit margin	9.4%	7.7%
New orders	17,988	12,532	44%	43%
Total revenue	12,194	10,086	21%	20%
External revenue	12,159	10,068	21%
Therein:
Germany	1,182	1,153	3%
Europe (other than Germany)	2,920	2,267	29%
Americas	3,405	2,706	26%
Asia-Pacific	2,024	1,571	29%
Africa, Near and Middle East, C.I.S.	2,628	2,371	11%

*	Excluding currency translation effects of (3)% on revenue and orders, and portfolio effects of 4% on revenue and orders.

Group profit at PG climbed 47% year-over-year, to €1.147 billion in fiscal 2007. All businesses in PG’s portfolio generated strong growth in earnings and profitability. Highlights include a significant rise in earnings in the fossil services business and a sharply higher 9.5% margin in the wind power business, where earnings more than tripled. While PG faced higher materials costs compared to fiscal 2006, strong demand enabled the Group to offset the increase with higher prices. Both fiscal years included charges at major projects for PG’s fossil power generation business. While PG reduced these charges in fiscal 2007, the improvement was partially offset by negative equity investment income and lower cancellation gains compared to fiscal 2006. In particular, equity investment income in fiscal 2007 was a negative €2 million due to a negative €45 million result related to PG’s equity stake in Areva NP, a nuclear power company. In fiscal 2006, equity investment income was a positive €36 million despite a negative €27 million result related to Areva NP. The net effect of project charges, equity investment income and other non-operating effects, including the settlement of an arbitration proceeding and the sale of a business in fiscal 2007 and the effects of the bankruptcy of a consortium partner in fiscal 2006 reduced PG’s Group profit margin by more than half a percentage point in the current fiscal year and by approximately two percentage points in the prior year. PG expects continued volatility in equity investment earnings in coming quarters.

Demand for PG’s power generation solutions was balanced both regionally and among PG’s divisions. This balance is particularly notable in comparison to the previous cycle of high global demand for gas turbine energy systems at the beginning of the decade, before PG expanded its industrial turbine business and built its wind power business. In fiscal 2007, PG’s non-fossil businesses generated 40% of revenues and 41% of new orders. These total benefited from the acquisition of AG Kühnle Kopp & Kausch in the first quarter of fiscal 2007. Fiscal 2007 orders for PG overall climbed to €17.988 billion, up 44% year-over-year, and are expected to increase the earnings quality of PG’s order backlog as they replace older, lower-margin orders that are being fulfilled in coming quarters. Revenue for the year rose to €12.194 billion, 21% higher than in the prior year. On a regional basis, Asia-Pacific, Europe (outside Germany) and the Americas all contributed rapid revenue growth for the year. PG closed one acquisition in fiscal 2007 and two acquisitions in fiscal 2006, each bringing the Group new capabilities for clean power generation.

Power Transmission and Distribution (PTD)

	Year ended
	September 30,		% Change
	2007	2006	Actual	Adjusted*
	(€ in millions)

Group profit	650	315	106%
Group profit margin	8.5%	4.8%
New orders	9,896	8,028	23%	27%
Total revenue	7,689	6,509	18%	21%
External revenue	7,126	6,032	18%
Therein:
Germany	660	558	18%
Europe (other than Germany)	1,842	1,684	9%
Americas	1,373	1,233	11%
Asia-Pacific	1,601	1,457	10%
Africa, Near and Middle East, C.I.S.	1,650	1,100	50%

*	Excluding currency translation effects of (3)% and (4)% on revenue and orders, respectively.

PTD’s Group profit in fiscal 2007 was €650 million, more than double the level in the prior year. Group profit margin for the year benefited from €25 million in hedging effects not qualifying for hedge accounting. The prior-year results included charges related to restructuring programs. Higher revenue in fiscal 2007 led to higher capacity utilization and other operating efficiencies, which in turn enabled all divisions within PTD to increase their earnings and margins compared to fiscal 2006.

In a strong global market for secure, high-efficiency power transmission and distribution, PTD’s orders increased 23%, to €9.896 billion. The Group’s high-voltage direct current (HVDC) technology was a strong driver of large orders during the year, including contract wins in China, India and the U.S. Revenue rose 18% year-over-year, to €7.689 billion, with Europe (including Germany), the Americas and Asia-Pacific all posting double-digit increases in revenue to external customers and external revenue in Africa, Near and Middle East, C.I.S. rose 50% year-over-year.

Medical Solutions (Med)

	Year ended
	September 30,		% Change
	2007	2006*	Actual	Adjusted**
	(€ in millions)

Group profit	1,323	988	34%
Group profit margin	13.4%	12.0%
New orders	10,271	9,334	10%	(2)%
Total revenue	9,851	8,227	20%	6%
External revenue	9,798	8,164	20%
Therein:
Germany	875	682	28%
Europe (other than Germany)	2,462	1,843	34%
Americas	4,578	4,044	13%
Asia-Pacific	1,468	1,222	20%
Africa, Near and Middle East, C.I.S.	415	373	11%

*	Group profit has been adjusted. For further information see “Notes to Consolidated Financial Statements.”

**	Excluding currency translation effects of (5)% on revenue and orders, and portfolio effects of 19% and 17% on revenue and orders, respectively.

Group profit at Med climbed to €1.323 billion, 34% higher than in fiscal 2006, and Group profit margin rose to 13.4%. These results demonstrate the competitive strength and international success of Med’s diagnostics imaging businesses, which increased their earnings and profitability compared to the prior year despite continuing market pressure in the U.S., including effects from the U.S. Deficit Reduction Act (DRA). Med’s equity investment income in fiscal 2007 rose to €60 million from €27 million a year earlier, benefiting from a €23 million gain on the sale of a portion of its stake in a joint venture, Draeger Medical AG & Co. KG. These factors enabled Med to more than offset the loss of 1.8 percentage points from Group profit margin due to PPA effects of €91 million and integration costs of €84 million stemming from two major acquisitions. Diagnostic Products Corp. was acquired late in fiscal 2006 for approximately €1.4 billion, and a division of Bayer AG was acquired in the second quarter of fiscal 2007 for approximately €4.5 billion. Med saw a corresponding increase in amortization of intangible assets compared to fiscal 2006.

During fiscal 2007, Med integrated the two acquisitions mentioned above into its new Diagnostics division. This business provides a wide range of “in-vitro” solutions, which produce diagnostic information using samples taken from a patient’s body and tested in a clinical laboratory. The Diagnostics division thus strongly complements Med’s imaging businesses, which provide diagnostic information from images of organs and tissues within the body (“in-vivo”). With these two acquisitions Med created the first integrated diagnostic company. During fiscal 2007 Med announced a third acquisition for the Diagnostics division: Dade Behring, Inc., a leading clinical laboratory diagnostics company. The purchase price for this acquisition, which closed in the first quarter of fiscal 2008, was approximately $7 billion (€5 billion).

The Diagnostics division brought significant new volume to Med in fiscal 2007. Orders raised 10%, to €10.271 billion and revenue climbed 20% year-over-year, to €9.851 billion, on double-digit growth in Germany and all major regions of the world.

Siemens IT Solutions and Services (SIS)

	Year ended
	September 30,		% Change
	2007	2006	Actual	Adjusted*
	(€ in millions)

Group profit	252	(731)
Group profit margin	4.7%	(12.8)%
New orders	5,156	5,574	(7)%	5%
Total revenue	5,360	5,693	(6)%	5%
External revenue	3,988	4,466	(11)%
Therein:
Germany	1,498	1,788	(16)%
Europe (other than Germany)	1,854	2,014	(8)%
Americas	472	505	(7)%
Asia-Pacific	98	75	31%
Africa, Near and Middle East, C.I.S.	66	84	(21)%

*	Excluding currency translation effects of (1)% on revenue and orders, and portfolio effects of (10)% and (11)% on revenue and orders, respectively.

Fiscal 2007 was the first year of operation for SIS, which combines the former Siemens Business Services (SBS) Group with the four software development entities Program and System Engineering (PSE), Siemens Information Systems Ltd. (SISL), Development Innovation and Projects (DIP) and the Business Innovation Center (BIC). Results for SIS are presented on a retroactive basis, to provide a meaningful comparison with prior periods.

Group profit of €252 million resulted largely from a significantly improved cost structure at SIS, following severance programs in prior-years, which in fiscal 2006 resulted in severance charges of €576 million. The severance charges were a major factor in the Group’s loss of €731 million in fiscal 2006. Furthermore Group profit in fiscal 2007 benefited from more selective order intake. Equity investment income of €10 million in fiscal 2007 includes equity income related to BWI Informationstechnik GmbH, which has been set up in connection with the “HERKULES” project to modernize and manage the non-military information and communications technology of the German Federal Armed Forces. For additional information with respect to HERKULES, see “Notes to Consolidated Financial Statements.”

Revenue and orders of €5.360 billion and €5.156 billion, respectively, came in lower than the prior-year totals due to the divestment of the Group’s Product Related Services (PRS) business halfway through fiscal 2006. For additional information with respect to the PRS divestment, see “Notes to Consolidated Financial Statements.” On an organic basis, revenue and orders were up 5% year-over-year. The percentage of the business volume conducted within Siemens rose to 26% from 22% in fiscal 2006. Externally, SIS conducted a large majority of its business in Europe (including Germany) in both years.

Strategic Equity Investments (SEI)

SEI includes results at equity from three companies in which Siemens holds a strategic equity stake: Nokia Siemens Networks B.V. (NSN), BSH Bosch und Siemens Hausgeräte GmbH (BSH), and Fujitsu Siemens Computers (Holding) B.V. (FSC). In fiscal 2006, before NSN became part of SEI, equity investment income related to BSH and FSC was €225 million. In fiscal 2007, equity investment income related to BSH and FHC increased to €268 million. In contrast, NSN took €991 million in charges including €646 million for severance. As a result, Siemens’ equity investment income related to NSN was a negative €429 million, and fiscal 2007 equity investment income for SEI overall was a negative €161 million.

Other Operations

Other Operations consist of centrally held operating businesses not related to a Group, including Siemens Home and Office Communication Devices (SHC) and, in fiscal 2006, the distribution and industry logistics

(Dematic) businesses carved out of the former Logistics and Assembly Systems Group. Other Operations improved to a negative €193 million in fiscal 2007 compared to a negative €317 million in fiscal 2006, when the Dematic business lost €159 million and SHC also posted a negative result. In fiscal 2007, SHC turned its business around and contributed €13 million in profit for the year. Centrally carried regional costs not allocated to the Groups totaled €96 million in the current period, up from €59 million in the prior year. In addition, fiscal 2007 included an impairment of €52 million at a regional payphone company in Europe. Revenue for Other Operations for fiscal 2007 was €2.884 billion, down from €3.944 billion a year earlier primarily due to the Dematic divestment. Within these totals, revenue at SHC remained stable near €790 million.

Reconciliation to Financial Statements

Reconciliation to financial statements includes various categories of items, which are not allocated to the Groups because the Managing Board has determined that such items are not indicative of the performance of the individual Groups.

Corporate items, pensions and eliminations

Corporate items, pensions and eliminations was a negative €1.672 billion in fiscal 2007 compared to a negative €527 million a year earlier. The major factor in this change was Corporate items, which increased to a negative €1.728 billion from a negative €553 million in fiscal 2006 due largely to €843 million in costs related to legal and regulatory matters. Within this figure, significant effects included €440 million stemming from sanctions on major suppliers of gas-isolated switchgear, €152 million in expenses for outside experts engaged to assist with internal and external investigations, and €81 million in funding primarily for job placement companies for former Siemens employees affected by the bankruptcy of BenQ Mobile GmbH & Co. OHG (BenQ). Corporate items also included higher expenses related to a major asset retirement obligation. Finally, Corporate items in fiscal 2007 also includes €106 million related to Siemens’ regional sales organization in Germany, primarily including an impairment. A year earlier, Corporate items benefited from a €95 million gain on the sale of an investment, as well as €70 million in positive effects from settlement of an arbitration proceeding.

Other interest expense

Other interest expense of Operations for fiscal 2007 was €497 million compared to interest expense of €325 million a year earlier. The change was mainly due to increased intra-company financing of Operations by Corporate Treasury year-over-year.

Financing and Real Estate

Siemens Financial Services (SFS)

	Year ended
	September 30,
	2007	2006	% Change
	(€ in millions)

Income before income taxes	329	306	8%
Total assets	8,912	10,543	(15)%

Income before income taxes (IBIT) at SFS rose to €329 million in fiscal 2007 from €306 million in fiscal 2006. The current year benefited from gains on sales of shares in the Equity division and special dividends resulting from divestment gains by a company in which SFS holds an equity position. IBIT in the prior period included the special dividend mentioned above. Total assets declined compared to the end of fiscal 2006, due to a significant reduction in accounts receivable related to the carve-out of SV and the transfer of carrier activities into NSN.

With respect to the capital structure of SFS, see “—Capital Resources and Requirements—Contractual Obligations.”

Siemens Real Estate (SRE)

	Year ended
	September 30,
	2007	2006	% Change
	(€ in millions)

Income before income taxes	228	115	98%
Revenue	1,686	1,705	(1)%
Total assets	3,091	3,221	(4)%

Income before income taxes at SRE was €228 million in fiscal 2007, compared to €115 million in the prior year. A year earlier, SRE’s results included significantly higher vacancy charges and a lower level net gains from real estate disposals.

With respect to the capital structure of SRE, see “—Capital Resources and Requirements—Contractual Obligations.”

Eliminations, reclassifications and Corporate Treasury

Income before income taxes from eliminations, reclassifications and Corporate Treasury was €153 million in fiscal 2007 compared to a negative €18 million in fiscal 2006. The difference is due mainly to negative net effects in the prior year from a mark-to-market valuation of a cash settlement option associated with €2.5 billion of convertible bonds issued in 2003.

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

Fiscal 2006 Compared to Fiscal 2005

Consolidated Operations Of Siemens

Results of Siemens

The following discussion presents selected information for Siemens for the fiscal years ended:

	New Orders (location of customer)
	Year ended		% Change
	September 30,		vs. previous year		therein
	2006	2005	Actual	Adjusted*	Currency	Portfolio
	(€ in millions)

Germany	12,782	12,544	2%	(2)%	0%	4%
Europe (other than Germany)	22,351	19,475	15%	5%	0%	10%
Americas	20,202	16,854	20%	7%	5%	8%
Asia-Pacific	11,250	8,853	27%	13%	3%	11%
Africa, Near and Middle East, C.I.S.	8,359	5,587	50%	38%	1%	11%

Siemens	74,944	63,313	18%	7%	2%	9%

	Revenue (location of customer)
	Year ended		% Change
	September 30,		vs. previous year		therein
	2006	2005	Actual	Adjusted*	Currency	Portfolio
	(€ in millions)

Germany	12,382	11,788	5%	2%	0%	3%
Europe (other than Germany)	20,489	18,064	13%	3%	0%	10%
Americas	18,371	14,857	24%	14%	4%	6%
Asia-Pacific	9,457	7,175	32%	20%	2%	10%
Africa, Near and Middle East, C.I.S.	5,788	3,897	49%	32%	0%	17%

Siemens	66,487	55,781	19%	10%	1%	8%

*	Excluding currency translation and portfolio effects.

Orders in fiscal 2006 were €74.944 billion, a 18% increase from €63.313 billion in the prior year. A majority of the Groups in Operations posted double-digit growth in orders compared to fiscal 2005. Revenues of €66.487 billion were up 19% from €55.781 billion a year earlier, led by substantial increases at I&S, A&D, PTD and PG. Excluding currency translation and the net effect of acquisitions and dispositions (organic growth), orders climbed 7% and revenue rose 10% year-over-year. Growth was driven by international markets, where major orders were both numerous and well-distributed. International orders were up 22% year-over-year, to €62.162 billion; international revenue rose 23%, to €54.105 billion. In Germany, orders were up 2% and revenues increased 5% year-over-year, to €12.782 billion and €12.382 billion, respectively, primarily due to acquisitions between the periods under review.

On a regional basis, international growth was fastest in Middle East/Africa/C.I.S., including a 50% rise in orders, to €8.359 billion, and a 49% increase in revenue, to €5.788 billion. Growth was nearly as rapid in Asia-Pacific, where orders climbed 27%, to €11.250 billion, and revenue rose 32%, to €9.457 billion. Within Asia-Pacific, orders in China increased 25%, to €4.357 billion, and revenue was up 44%, at €3.667 billion. Orders in India rose 72%, to €1.757 billion, and revenue climbed 52%, to €1.034 billion. In the Americas, orders and revenue grew 20% and 24%, respectively, benefiting from strong portfolio and currency translation effects. Within this trend, the U.S. posted orders of €15.819 billion and revenue of €14.609 billion, for increases of 20% and 21%, respectively. In Europe outside Germany, orders and revenue increased by 15% and 13%, to €22.351 billion and €20.489 billion, respectively, benefiting strongly from portfolio effects.

	Year ended
	September 30,
	2006	2005	% Change
	(€ in millions)

Gross profit on revenue	17,379	15,683	11%
as percentage of revenue	26.1%	28.1%

Gross profit for fiscal 2006 increased 11% year-over-year, as a majority of the Groups in Operations increased both revenues and profit compared to fiscal 2005. In contrast, gross profit margin declined to 26.1% from 28.1% a year earlier. Major factors were a sharp decline at PG, which took substantial charges in its fossil power generation business, and lower gross profit margins at SIS, which took higher severance charges compared to a year earlier.

	Year ended
	September 30,
	2006	2005	% Change
	(€ in millions)

Research and development expenses	(3,091)	(2,750)	12%
as percentage of revenue	4.6%	4.9%
Marketing, selling and general administrative expenses	(11,897)	(10,316)	15%
as percentage of revenue	17.9%	18.5%
Other operating income	629	550	14%
Other operating expense	(260)	(422)	(38)%
Income from investments accounted for using the equity method, net	404	516	(22)%
Financial income (expense), net	254	333	(24)%

Research and development expenses increased to €3.091 billion from €2.750 billion in the prior year. Due to the significant increase in our revenue year-over-year, R&D expenses as a percent of revenue declined to 4.6% from 4.9% in fiscal 2005. Marketing, selling and administrative expenses also declined as a percent of revenue, to 17.9% from 18.5% a year earlier, even as expenses rose to €11.897 billion from €10.316 billion.

Other operating income was €629 million in fiscal 2006, compared to €550 million a year earlier. Gains on sales of property, plant and equipment and intangibles in fiscal 2006 were higher year-over-year. This increase was partially offset due to lower gains on disposals of businesses. Other operating income include in fiscal 2006 a gain of €70 million related to the settlement of an arbitration proceeding.

Other operating expense decreased from €422 million in fiscal 2005 to €260 million in fiscal 2006, due to a goodwill impairment of €262 million at SIS in fiscal 2005.

Income from investments accounted for using the equity method, net decreased to €404 million from €516 million a year earlier, due to a lower share of profit in fiscal 2006.

Financial income, net was €254 million compared to €333 million a year earlier. Higher gains on sales, net from available-for-sale financial assets and a higher expected return on plan assets from pension plans and similar commitments could not compensate higher interest expenses and the decrease in other financial income, net.

	Year ended
	September 30,
	2006	2005	% Change
	(€ in millions)

Income from continuing operations before income taxes	3,418	3,594	(5)%
Income taxes	(776)	(781)	(1)%
as percentage of income from continuing operations before income taxes	23%	22%
Income from continuing operations	2,642	2,813	(6)%
Income (loss) from discontinued operations, net of income taxes	703	(237)
Net income	3,345	2,576	30%
Net income attributable to Minority interest	210	160	31%
Net income attributable to Shareholders of Siemens AG	3,135	2,416	30%

Income from continuing operations before income taxes was €3.418 billion in fiscal 2006, compared to €3.594 billion a year earlier, as severance charges at SIS increased to €576 million compared to €228 million in the prior year.

Income from continuing operations in fiscal 2006 was €2.642 billion, down 6% from €2.813 billion in fiscal 2005, due to a decreased income from continuing operations before income taxes. The effective tax-rate increased to 23% in fiscal 2006 compared to 22% in the prior year. Income tax expenses include adjustments related to the previously reported compliance investigation. Accordingly, payments were identified that were recorded as deductible business expenses in prior periods in determining income tax provisions. The Company’s investigation determined that certain of these payments were non-deductible under tax regulations of Germany and other jurisdictions.

Income (loss) from discontinued operations, net of income taxes was a positive with €703 million in fiscal 2006 compared to a loss of €237 million a year earlier. In fiscal 2006 and fiscal 2005 discontinued operations included particularly the historical results of the former operating Group SV as well as of the enterprise networks business and carrier related operations. In addition fiscal 2005 included in discontinued operations the historical results of the mobile devices operations of the former operating Group Com, which had a negative effect of €542 million in fiscal 2005. For additional information with respect to discontinued operations, see “Notes to Consolidated Financial Statements.” Net income was €3.345 billion, up 30% from €2.576 billion in fiscal 2005. Net income attributable to Minority interest increased from €160 million in fiscal 2005 to €210 million in fiscal 2006. Net income attributable to Shareholders of Siemens AG was €3.135 billion, up 30% from €2.416 billion in fiscal 2005.

Segment Information Analysis

Operations

Automation and Drives (A&D)

	Year ended
	September 30,		% Change
	2006	2005	Actual	Adjusted*
	(€ in millions)

Group profit	1,575	1,287	22%
Group profit margin	12.1%	12.2%
Revenue	13,041	10,538	24%	10%
New orders	14,312	10,840	32%	14%

*	Excluding currency translation effects of 1% and 2% on revenue and orders, respectively, and portfolio effects of 13% and 16% on revenue and orders, respectively.

A&D delivered Group profit of €1.575 billion, up 22% compared to the prior year even as the Group made significant investments to build up distribution in major growth markets. Acquisitions made late in fiscal 2005 and early fiscal 2006 contributed to earnings growth for the year. Revenue for fiscal 2006 overall rose 24%, to €13.041 billion, and orders climbed 32%, to €14.312 billion, as the Group added acquired volume to organic growth on a Group-wide basis. Demand was well distributed regionally, including topline growth in Asia-Pacific well above 50% year-over-year.

Industrial Solutions and Services (I&S)

	Year ended
	September 30,		% Change
	2006	2005	Actual	Adjusted*
	(€ in millions)

Group profit	282	170	66%
Group profit margin	3.2%	2.7%
Revenue	8,819	6,307	40%	14%
New orders	9,025	7,189	26%	(2)%

*	Excluding currency translation effects of 2% on revenue and orders, and portfolio effects of 24% and 26% on revenue and orders, respectively.

Group profit at I&S rose to €282 million, up 66% compared to the prior year, due primarily to the metallurgy business included in the VA Tech acquisition in the fourth quarter of fiscal 2005. Profitability improved in part due to sales channel synergy associated with the acquisition. Revenue for the fiscal year rose 40%, to €8.819 billion, including double-digit organic growth, and orders were up 26%, at €9.025 billion. For comparison, the prior year included a particularly large order in the fourth quarter.

Siemens Building Technologies (SBT)

	Year ended
	September 30,		% Change
	2006	2005	Actual	Adjusted*
	(€ in millions)

Group profit	223	185	21%
Group profit margin	4.6%	4.2%
Revenue	4,796	4,415	9%	7%
New orders	5,235	4,518	16%	13%

*	Excluding currency translation effects of 1% and 2% on revenue and orders, respectively, and portfolio effects of 1% on revenue and orders.

In fiscal 2006, SBT continued to improve its profitability, posting a 21% increase in Group profit to €223 million. The Group’s fire safety and security business contributed strongly to the increase in Group profit.

Revenue for the year rose 9% compared to the prior year, to €4.796 billion, and orders climbed 16% to €5.235 billion. All the Group’s divisions contributed to business growth, including greater penetration of their installed base and success in services.

Osram

	Year ended
	September 30,		% Change
	2006	2005	Actual	Adjusted*
	(€ in millions)

Group profit	456	456	0%
Group profit margin	10.0%	10.6%
Revenue	4,563	4,300	6%	4%
New orders	4,563	4,300	6%	4%

*	Excluding currency translation effects of 2% on revenue and orders.

In fiscal 2006, Osram stepped up its commitment to its fastest-growing regional markets, including the build-out of a new regional office and expanded revenue efforts in Asia-Pacific. The Group also increased up-front investments in innovative products. Group profit was stable year-over-year while revenue and orders rose 6%, to €4.563 billion, on regionally balanced growth.

Transportation Systems (TS)

	Year ended
	September 30,		% Change
	2006	2005	Actual	Adjusted*
	(€ in millions)

Group profit	72	43	67%
Group profit margin	1.6%	1.0%
Revenue	4,493	4,186	7%	5%
New orders	6,173	4,599	34%	32%

*	Excluding currency translation effects of 1% on orders, and portfolio effects of 2% and 1% on revenue and orders, respectively.

TS posted a solid increase in earnings in fiscal 2006, on improved project execution. Group profit of €72 million was up 67% year-over-year. Group profit in both years included charges related to major projects that are now moving toward or into the latter stages of completion. Broad-based growth increased revenue for TS overall by 7%, to €4.493 billion. The Group’s order backlog continued to rise on a 34% increase in orders, to €6.173 billion, including especially high order volume in the first quarter. Highlights for the full year include large contracts for trains in China, Russia (including a substantial maintenance contract), Spain and Austria.

Power Generation (PG)

	Year ended
	September 30,		% Change
	2006	2005	Actual	Adjusted*
	(€ in millions)

Group profit	779	969	(20)%
Group profit margin	7.7%	12.0%
Revenue	10,086	8,061	25%	19%
New orders	12,532	10,964	14%	5%

*	Excluding currency translation effects of 1% on revenue and orders, and portfolio effects of 5% and 8% on revenue and orders, respectively.

A combination of focused acquisitions and robust organic growth, particularly in the fossil power generation business, generated a 25% increase in revenue year-over-year, to €10.086 billion. Orders of €12.532 billion were up

14% compared to fiscal 2005, including a very large fossil power generation contract in the Middle East. The wind power business significantly increased its earnings and profit margin, and won two large contracts in the U.S. that nearly tripled orders year-over-year. Revenue and orders for the year also include the acquisition of Wheelabrator, a provider of emissions reduction technology for the energy industry. PG’s fossil power generation business saw a significant decline in earnings in fiscal 2006, due in part to the bankruptcy of a consortium partner and charges related to major projects. In addition, equity earnings from PG’s stake in a European joint venture declined by €95 million and turned negative. These factors limited Group profit for PG overall to €779 million compared to €969 million a year earlier.

Power Transmission and Distribution (PTD)

	Year ended
	September 30,		% Change
	2006	2005	Actual	Adjusted*
	(€ in millions)

Group profit	315	218	44%
Group profit margin	4.8%	5.1%
Revenue	6,509	4,250	53%	27%
New orders	8,028	5,283	52%	29%

*	Excluding currency translation effects of 3% and 4% on revenue and orders, respectively, and portfolio effects of 23% and 19% on revenue and orders, respectively.

In fiscal 2006, PTD recorded rapid growth in Group profit, revenue and orders in a strong global market for secure, high-efficiency power transmission and distribution. Group profit rose 44%, to €315 million for the year, as PTD leveraged improved operating performance into a much larger revenue base resulting from its portion of the VA Tech acquisition. For comparison, the prior year included charges related to a project in the CIS and charges for capacity adjustments at a transformer facility in Germany. Revenue rose 53%, to €6.509 billion, and orders increased 52%, to €8.028 billion, on a balance of Group-wide organic growth and acquired volume.

Medical Solutions (Med)

	Year ended
	September 30,		% Change
	2006*	2005*	Actual	Adjusted**
	(€ in millions)

Group profit	988	894	11%
Group profit margin	12.0%	11.7%
Revenue	8,227	7,626	8%	5%
New orders	9,334	8,641	8%	6%

*	Group profit has been adjusted. For further information see “Notes to Consolidated Financial Statements.”

**	Excluding currency translation effects of 2% and 1% on revenue and orders, respectively, and portfolio effects of 1% on revenue and orders.

Med was again a top earnings performer, with €988 million in Group profit in fiscal 2006. Broad-based earnings increases in the Group’s diagnostics imaging businesses more than offset increases in R&D investments compared to the prior year. CTI Molecular Imaging, Inc. (CTI), acquired in the third quarter of fiscal 2005, also contributed to earnings growth for the year. Revenue and orders both rose 8% compared to a year earlier, to €8.227 billion and €9.334 billion, respectively.

Siemens IT Solutions and Services (SIS)

	Year ended
	September 30,		% Change
	2006	2005	Actual	Adjusted*
	(€ in millions)

Group profit	(731)	(676)	8%
Group profit margin	(12.8)%	(11.6)%
Revenue	5,693	5,849	(3)%	2%
New orders	5,574	7,017	(21)%	(14)%

*	Excluding currency translation effects of 1% on revenue and orders, and portfolio effects of (6)% and (8)% on revenue and orders, respectively.

SIS widened its loss year-over-year to €731 million, including €576 million in severance charges. For comparison, the prior year included a goodwill impairment of €262 million in the Operation Related Services (ORS) business and €228 million in severance charges, only partly offset by a €26 million gain on the sale of an investment. As part of its strategic reorientation, SIS divested its PRS business midway through the fiscal year. For further information on the sale of PRS see “Notes to Consolidated Financial Statements.” Fiscal 2006 revenue of €5.693 billion were consequently lower than the level a year earlier. Orders of €5.574 billion were also lower than the prior-year level, due to the PRS divestment, as well as more selective order intake and a reduction in major orders year-over-year.

Strategic Equity Investments (SEI)

In fiscal 2006 and 2005, SEI includes results at equity from two companies in which Siemens holds a strategic equity stake: BSH and FSC. SEI overall recorded equity investment income of €225 million for fiscal 2006 compared to €171 million in the prior-year period.

Other Operations

Other Operations consist of centrally held operating businesses not related to a Group, such as joint ventures and equity investments. In fiscal 2006, Other Operations included SHC, which was carved out of Com, and Dematic, which was carved out of the former Logistics and Assembly Systems (L&A) Group. Other Operations also included a portion of the VA Tech acquisition. In aggregate, revenue from Other Operations was €3.944 billion compared to €3.484 billion in the prior year, with VA Tech accounting for much of the increase. A significant portion of our Dematic business was divested at a loss of €32 million in the fourth quarter. Group profit from Other Operations was a negative €317 million compared to a negative €148 million a year earlier. SHC posted a loss compared to positive earnings in fiscal 2005 and Dematic recorded losses in both periods including the loss on the sale in fiscal 2006.

Reconciliation to Financial Statements

Reconciliation to financial statements includes various categories of items, which are not allocated to the Groups because the Managing Board has determined that such items are not indicative of Group performance.

Corporate items, pensions and eliminations

Corporate items, pensions and eliminations totaled a negative €527 million in fiscal 2006 compared to a negative €618 million in fiscal 2005. Corporate items were a negative €553 million in fiscal 2006 compared to a negative €647 million a year earlier. Within Corporate items, a significant investment in information technology increased central costs in fiscal 2006 compared to the prior year. Corporate items benefited in fiscal 2006 from a gain of €95 million on the sale of an investment and €70 million in positive effects from settlement of an arbitration proceeding. Revenue of marketable securities produced gains including €33 million on the sale of Infineon shares and €15 million on the sale of shares in Epcos AG (Epcos), partly offset by a €20 million impairment on shares in BenQ Corporation. In contrast, fiscal 2005 included higher expenses related to a major asset retirement obligation.

Other interest expense

Other interest expense of Operations for fiscal 2006 was €325 million compared to interest expense of €175 million a year earlier. The change was mainly due to increased intra-company financing of Operations by Corporate Treasury year-over-year.

Financing and Real Estate

Siemens Financial Services (SFS)

	Year ended
	September 30,
	2006	2005	% Change
	(€ in millions)

Income before income taxes	306	319	(4)%
Total assets	10,543	10,162	4%

Income before income taxes at SFS was €306 million in fiscal 2006 compared to €319 million a year earlier. While both periods included a special dividend related to an investment, the prior year also benefited from gains on the sale of an investment and the sale of a 51% stake in the real estate funds management business of Siemens Kapitalanlagegesellschaft mbH (SKAG). Total assets at the end of fiscal 2006 were 4% higher than at the end of the prior year due to expansion of the leasing business.

Siemens Real Estate (SRE)

	Year ended
	September 30,
	2006	2005	% Change
	(€ in millions)

Income before income taxes	115	131	(12)%
Revenue	1,705	1,621	5%
Total assets	3,221	3,490	(8)%

Income before income taxes at SRE was €115 million in fiscal 2006, compared to €131 million a year earlier. While gains on sale of real estate increased year-over-year, SRE’s results for the year were influenced by higher costs for development projects and vacancy, as well as lower rental income in Germany. Total assets declined 8% primarily due to real estate disposals.

Eliminations, reclassifications and Corporate Treasury

In fiscal 2006, income before taxes from eliminations, reclassifications and Corporate Treasury was a negative €18 million compared to a positive €368 million a year earlier. The main factors for the difference were the mark-to-market valuation of the cash settlement option associated with the €2.5 billion convertible bond issued by Siemens in 2003 and negative effects from derivative activities not qualifying for hedge accounting at Corporate Treasury, only partly offset by increased interest income from intra-company financing.

Liquidity and Capital Resources

Financial Strategy and Capital Structure

Financial Strategy

Siemens is committed to a strong financial profile, which gives us the financial flexibility to achieve our growth and portfolio optimization goals.

Our principal source of Company financing are cash inflows from operating activities. Our Corporate Treasury generally manages cash and cash equivalents for the entire Company and has primary responsibility for raising funds in the capital markets for the entire Company, including the Financing and Real Estate component, except in countries with conflicting capital market controls. In these countries, the relevant Siemens subsidiary companies obtain financing primarily from local banks. At September 30, 2007 Siemens held €4.005 billion in cash and cash equivalents in various currencies of which approximately 68% were managed by Corporate Treasury. Corporate Treasury carefully manages investments of cash and cash equivalents subject to strict credit requirements and counterparty limits. In addition, Corporate Treasury lends funds via intragroup financing to the Operations and Financing and Real Estate components. This intragroup financing, together with intragroup liabilities between the components, is shown under intragroup liabilities in the balance sheets. Under this approach, at September 30, 2007, €2.886 billion of such intragroup financing was directly attributable to the Financing and Real Estate component and the remainder to the Operations component. At September 30, 2007, the Financing and Real Estate component additionally held €180 million in short-term and €411 million in long-term debt from external sources.

In addition to the sources of liquidity described below, we monitor funding options available in the capital markets, as well as trends in the availability and cost of such funding, with a view to maintaining financial flexibility and limiting repayment risk.

Capital Structure

As of September 30, 2007 and 2006, our capital structure was as follows:

	September 30,
	2007	2006	% Change
	(€ in millions)

Total equity	28,996	25,193	15%
As a % of total capital	65%	62%
Short-term debt	5,637	2,175
Long-term debt	9,860	13,122
Total debt	15,497	15,297	1%
As a % of total capital	35%	38%
Total capital (total debt and total equity)	44,493	40,490	10%

In fiscal 2007, total equity increased by 15% compared to fiscal 2006 primarily due to an increase in retained earnings. Total debt increased during the last fiscal year by 1%. This resulted in an increase in equity as a percentage of total capital to 65% compared to 62% in fiscal 2006. Debt as a percentage of total capital decreased to 35% from 38% in the prior year.

Siemens is not subject to any statutory capital requirements. Commitments exist to sell or otherwise issue common shares in connection with established share-based payment plans. In fiscal 2007, commitments for share-based payment were fulfilled through capital increases. Beginning in fiscal 2008, we plan to fulfill commitments for share-based compensation through repurchases of the Company’s shares. For additional information with respect to stock-based compensation and treasury shares, see “Notes to Consolidated Financial Statements.”

Ratings

A key factor in maintaining a strong financial profile is Siemens’ credit rating, which is affected among other factors by the capital structure, the ability to generate cash flow, geographic and product diversification, as well as our competitive market position. Our current corporate credit ratings from Moody’s Investors Service and Standard & Poor’s are noted below:

	Moody’s	Standard &
	Investors Service	Poor’s

Long-term debt	A1	AA−
Short-term debt	P-1	A-1+

On November 9, 2007, Moody’s Investors Service downgraded Siemens’ long-term corporate credit rating from Aa3 to A1 and set our outlook from “negative” to “stable.” The rating action followed our announcements regarding the share-buyback program and capital structure target mentioned above. The rating classification of A1 is the third highest rating within the agency’s debt ratings category. The numerical modifier 1 indicates that our long-term debt ranks in the higher end of the A category. The Moody’s rating outlook is an opinion regarding the likely direction of an issuer’s rating over the medium-term. Rating outlooks fall into the following six categories: positive, negative, stable, developing, ratings under review and no outlook.

Moody’s Investors Service’s rating for our short-term corporate credit and commercial paper is P-1, the highest available rating in the prime rating system, which assesses issuers’ ability to honor senior financial obligations and contracts. It applies to senior unsecured obligations with an original maturity of less than one year.

In addition, Moody’s Investors Service published a credit opinion. The most recent credit opinion for Siemens as of November 13, 2007 classified the liquidity profile of the Company as “very healthy.”

Standard & Poor’s rates our long-term corporate credit AA—. On June 15, 2007 Standard & Poor’s resolved the “CreditWatch negative,” dated April 26, 2007 and kept a “negative” outlook. Within Standard & Poor’s long-term issue and issuer credit ratings, an obligation rated AA has the second highest rating category assigned. The modifier “—” indicates that our long-term debt ranks in the lower end of the AA category. The Standard & Poor’s rating outlook is an opinion regarding the likely direction of an issuer’s rating over the medium-term. Rating outlooks fall into the following four categories: Positive, Negative, Stable and Developing. Outlooks have a time frame of typically two years. Ratings appear on CreditWatch when an event or deviation from an expected trend has occurred or is expected, and additional information is necessary to take a rating action. A rating review will normally be completed within approximately 90 days, unless the outcome of a specific event is pending.

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

Cash Flow—Fiscal 2007 Compared to Fiscal 2006

The following discussion presents an analysis of Siemens’ cash flows for fiscal 2007 and 2006. The first table presents cash flows for continuing and discontinued operations. The latter category includes cash flows relating to Siemens’ enterprise networks business, which is held for sale, the carrier-related business, which was transferred into NSN, the Mobile Devices business sold to BenQ Corporation, and SV, which is held for sale pending the closing of its sale to Continental AG. For further information on discontinued operations, see “Notes to Consolidated Financial Statements.” The second table focuses on cash flows from continuing operations for the components of Siemens.

Since the third quarter of fiscal 2007, Siemens reports free cash flow, defined as net cash provided by (used in) operating activities less cash used for additions to intangible assets and property, plant and equipment. We believe this measure is helpful to our investors as an indicator of our ability to generate cash from operations and to pay for discretionary and non-discretionary expenditures not included in the measure, such as dividends, debt repayment or strategic investments. We also use free cash flow to compare cash generation among the segments (for further information, refer to “Consolidated Financial Statements—Segment Information”).

						Continuing and
		Continuing		Discontinued		discontinued
		operations		operations		operations
		Year ended September 30,
		2007	2006	2007	2006	2007	2006
		(€ in millions)

Net cash provided by (used in):
Operating activities	A	9,822	5,003	(2,494)	656	7,328	5,659
Investing activities		(10,068)	(4,315)	(1,289)	(381)	(11,357)	(4,696)
Herein: Additions to intangible assets and property, plant and equipment	B	(3,067)	(3,183)	(684)	(869)	(3,751)	(4,052)
Free cash flow*	A+B	6,755	1,820	(3,178)	(213)	3,577	1,607

*	The closest comparable financial measure under IFRS is “Net cash provided by (used in) operating activities.” “Net cash provided by (used in) operating activities” from continuing operations as well as from continuing and discontinued operations is reported within the “Consolidated Statements of Cash Flow” for Siemens as a whole as well as for the components of Siemens (see table below). Refer to “Notes to the Consolidated Financial Statements” for information on the reconciliation of cash flow used for “Additions to intangible assets and property, plant and equipment” as reported in this table and the table below into the line item “Additions to intangible assets and property, plant and equipment” as reported within the “Consolidated Statements of Cash Flow.” Other companies that use Free cash flow may define and calculate Free cash flow differently.

Operating activities provided net cash of €7.328 billion in fiscal 2007, compared to €5.659 billion in fiscal 2006. These results include both continuing operations and discontinued operations. Within the total, continuing operations provided net cash of €9.822 billion, up from €5.003 billion a year earlier. Discontinued operations used net cash of €2.494 billion in the current period, including a build-up of net working capital, particularly receivables as well as €640 million tax payments related to the carve-out of SV. A year earlier, discontinued operations provided net cash of €656 million.

Investing activities used net cash of €11.357 billion in fiscal 2007, a substantial increase from €4.696 billion in the prior-year period. Within these results, continuing operations were the primary factor in the change year-over-year, using net cash of €10.068 billion compared to net cash used of €4.315 billion in the same period a year earlier. Discontinued operations used net cash of €1.289 billion compared to net cash used of €381 million in the prior-year period, which benefited from €465 million in proceeds from the sale of our shares in Juniper Networks, Inc (Juniper).

				SFS, SRE and
				Corporate
		Operations		Treasury*		Siemens
		Year ended September 30,
Continuing operations		2007	2006	2007	2006	2007	2006
		(€ in millions)

Net cash provided by (used in):
Operating activities	A	6,407	3,405	3,415	1,598	9,822	5,003
Investing activities		(9,262)	(2,995)	(806)	(1,320)	(10,068)	(4,315)
Herein: Additions to intangible assets and property, plant and equipment	B	(2,313)	(2,415)	(754)	(768)	(3,067)	(3,183)
Free cash flow	A+B	4,094	990	2,661	830	6,755	1,820

*	Also includes eliminations and reclassifications.

Operating activities provided net cash within continuing Operations of €6.407 billion in fiscal 2007, substantially up from €3.405 billion the year before. This increase was driven by a significant higher income from continuing operations year-over-year as well as by a substantial improvement in net working capital compared to the prior-year period. Accordingly, cash outflows relating to net inventories improved especially at I&S and SBT and current liabilities increased primarily due to advanced payments at PG. The current period also includes payments of €431 million relating to the antitrust investigation involving suppliers of high-voltage gas-isolated switching systems mentioned earlier, while the prior period included substantially higher cash outflows related to severance payments at SIS. Within Financing and Real Estate and Corporate Treasury, the change year-over-year in net cash provided by operating activities from continuing operations was due primarily to accounts receivable related to the carve-outs of SV and the carrier activities transferred into NSN. For Siemens overall, net cash provided by operating activities on a continuing basis amounted to €9.822 billion in fiscal 2007 compared to €5.003 billion in fiscal 2006.

Investing activities in continuing operations used €9.262 billion within Operations in fiscal 2007. Thereof, net cash outflows for acquisitions amounted to €7.334 billion, including approximately €4.2 billion spent for the Bayer acquisition at Med and approximately €2.7 billion spent for the acquisition of UGS Corp. at A&D. During the prior period, investing activities in continuing operations used net cash of €2.995 billion, benefiting from €1.127 billion in net proceeds from the sale of our shares in Infineon Technologies AG (Infineon). Net cash outflows for acquisitions amounted to €2.049 billion in fiscal 2006, including the acquisition of DPC at Med with approximately €1.3 billion net of €94 million cash acquired, as well as Electrium at A&D, Bewator at SBT, and the coal gasification business of Sustec-Group and Wheelabrator at PG with a combined preliminary purchase price of approximately €0.4 billion. Investing activities on a continuing basis at Corporate Treasury and Financing and Real Estate used net cash of €806 million in fiscal 2007 compared to €1.320 billion in the prior period. The change year-over-year is mainly related to available-for-sale financial assets. For Siemens overall, net cash used in investing activities in continuing operations increased to €10.068 billion in fiscal 2007 from €4.315 billion in fiscal 2006.

Free cash flow from continuing operations for Siemens was €6.755 billion for fiscal 2007, a significant increase from €1.820 billion in the same period a year earlier. The change year-over-year is due to the increase in net cash provided by operating activities mentioned above, combined with lower capital expenditures (CAPEX), defined as spending for additions to intangible assets and property, plant and equipment. Accordingly, cash flow used for CAPEX decreased to €3.067 billion, down from €3.183 billion a year before, especially due to reduced spendings at TS, SIS and PG.

Financing activities from continuing and discontinued operations in fiscal 2007 used net cash of €1.187 billion compared to net cash provided of €1.206 billion in fiscal 2006.

In the current period, changes in short-term debt provided net cash of €4.386 billion, mainly due to the issuance of commercial paper and medium term notes. These cash inflows were compensated by cash outflows for the repayment of long-term debt amounting to €4.595 billion in the current period, including approximately €3.2 billion in cash used for the redemption of the outstanding notes of the convertible bond mentioned earlier as well as by cash used for the redemption of a CHF250 million bond and a €991 million bond. Dividends paid to shareholders increased in the current period to €1.292 billion.

Financing activities in fiscal 2006 were characterized by substantial raising of long-term debt, totaling €6.701 billion. This included the issuance of two tranches of U.S. dollar-denominated bonds totaling U.S.$1.0 billion (€0.8 billion). Further we issued four tranches of U.S. dollar-denominated bonds totaling U.S.$5.0 billion (€3.9 billion), as well as a hybrid bond in two tranches, one denominated in euros (nominal €900 million) and one denominated in British pounds (nominal £750 million, or €1.1 billion). Repayment of long-term debt used €1.710 billion in cash in fiscal 2006, including a €1.6 billion payment for a bond, which was due on July 4, 2006. The repayment of commercial paper programs was the major effect for cash outflows of €1.762 billion related to changes in short term debt. Dividends paid to shareholders amounted to €1.201 billion in fiscal 2006.

Cash Flow—Fiscal 2006 Compared to Fiscal 2005

The following discussion presents an analysis of Siemens’ cash flows for fiscal 2006 and 2005. The first table presents cash flow for continuing and discontinued operations. In order to ensure comparability with the cash flow discussion for fiscal 2007, the latter category includes cash flows relating to Siemens’ enterprise networks business, which is held for sale, the carrier-related business, which was transferred into NSN, the Mobile Devices business sold to BenQ Corporation as well as SV, which is held for sale pending the closing of its sale to Continental AG. For further information on discontinued operations, see “Notes to Consolidated Financial Statements.” The second table focuses on cash flow from continuing operations for the components of Siemens.

						Continuing and
		Continuing		Discontinued		discontinued
		operations		operations		operations
		Year ended September 30,
		2006	2005	2006	2005	2006	2005
		(€ in millions)

Net cash provided by (used in):
Operating activities	A	5,003	3,198	656	444	5,659	3,642
Investing activities		(4,315)	(5,052)	(381)	(852)	(4,696)	(5,904)
Herein: Additions to intangible assets and property, plant and equipment	B	(3,183)	(2,670)	(869)	(954)	(4,052)	(3,624)
Free cash flow	A+B	1,820	528	(213)	(510)	1,607	18

Operating activities provided net cash of €5.659 billion in fiscal 2006, compared to €3.642 billion in fiscal 2005. These results include both continuing operations and discontinued operations. Within the total, continuing operations provided net cash of €5.003 billion, up from €3.198 billion a year earlier. Discontinued operations provided net cash of €656 million in fiscal 2006, compared to €444 million a year earlier.

Investing activities used net cash of €4.696 billion in fiscal 2006, down from €5.904 billion in the prior-year period. Within these results, continuing operations were the primary factor in the change year-over-year, using net cash of €4.315 billion compared to net cash used of €5.052 billion in the same period a year earlier. In fiscal 2006, discontinued operations used net cash of €381 million, benefiting from €465 million in proceeds from the sale of our shares in Juniper Networks, Inc., compared to net cash used of €852 million in the prior-year period. In accordance with the contracts relating to the sale of the mobile devices business, cash outflows for operating and investing activities in fiscal 2006 included payments for product platform transition.

				SFS, SRE and
				Corporate
		Operations		Treasury*		Siemens
		Year ended September 30,
Continuing operations		2006	2005	2006	2005	2006	2005
		(€ in millions)

Net cash provided by (used in):
Operating activities	A	3,405	2,322	1,598	876	5,003	3,198
Investing activities		(2,995)	(4,133)	(1,320)	(919)	(4,315)	(5,052)
Herein: Additions to intangible assets and property, plant and equipment	B	(2,415)	(1,997)	(768)	(673)	(3,183)	(2,670)
Free cash flow	A+B	990	325	830	203	1,820	528

*	Also includes eliminations and reclassifications.

Operating activities provided net cash within continuing Operations of €3.405 billion in fiscal 2006, up from €2.322 billion the year before. Net cash outflows associated with an increase in Net working capital amounted approximately €1.3 billion in fiscal 2006 compared to approximately €0.6 billion in fiscal 2005, reflecting business growth year-over-year. Furthermore, fiscal 2005 included €1.496 billion in cash outflows for supplemental pension contributions. Within Corporate Treasury and Financing and Real Estate operating activities provided on a continuing basis net cash of €1.598 billion, up from €876 million the year before, primarily due to higher proceeds from foreign currency exchange derivatives. For Siemens overall, operating activities provided on a continuing basis net cash of €5.003 billion in fiscal 2006 compared to €3.198 billion in fiscal 2005.

Investing activities in operations used net cash of €2.995 billion on a continuing basis in fiscal 2006, benefiting from €1.127 billion in net proceeds from the sale of our shares in Infineon Technologies AG. Net cash outflows for acquisitions amounted to €2.049 billion in fiscal 2006, including the acquisition of DPC at Med with approximately €1.3 billion net of €94 million cash acquired, as well as Electrium at A&D, Bewator at SBT, and the coal gasification business of Sustec-Group and Wheelabrator at PG with a combined preliminary purchase price of approximately €0.4 billion. During the prior period, investing activities in continuing operations used net cash of

€4.133 billion. Thereof, net cash used for acquisitions amounted to €2.272 billion, including VA Tech, allocated primarily to PTD and I&S, for a total of €514 million, net of €535 million cash acquired; CTI at Med for €734 million, net of €60 million cash acquired; Flender and Robicon at A&D, and Bonus at PG, in total for approximately €1.2 billion in fiscal 2005. Net cash used by investing activities on a continuing basis at Corporate Treasury and Financing and Real Estate increased to €1.320 billion in fiscal 2006 compared to €919 million in the prior period, mainly due to higher net investments in available-for-sale financial assets. For Siemens overall, net cash used in investing activities in continuing operations declined to €4.315 billion in fiscal 2006 from €5.052 billion in fiscal 2005.

Free cash flow from continuing operations for Siemens was €1.820 billion for fiscal 2006, up from €528 million in the same period a year earlier. The change year-over-year is due to the increase in net cash provided by operating activities mentioned above and was partly compensated by increased cash outflows for intangible assets and property, plant and equipment.

Financing activities from continuing and discontinued operations in fiscal 2006 provided net cash of €1.206 billion compared to net cash used of €1.844 billion in fiscal 2005. The primary factor in this change was €6.701 billion in proceeds from new long-term debt in fiscal 2006. Accordingly, in fiscal 2006, we issued two tranches of U.S. dollar-denominated bonds totaling U.S.$1.0 billion (€0.8 billion at this time). Further we issued four tranches of U.S. dollar-denominated bonds totaling U.S.$5.0 billion (€3.9 billion at this time), as well as a hybrid bond in two tranches, one denominated in euros (€900 million) and one denominated in British pounds (£750 million, or €1.1 billion at this time). Repayment of debt used €1.710 billion in cash in fiscal 2006, including a €1.6 billion payment for a bond, which was due on July 4, 2006. A year earlier, repayment of long-term debt used €848 million. At the end of fiscal 2006, Siemens had no amount outstanding under its commercial paper program, which was the major effect for net cash outflows for short-term debt of €1.762 billion. A year earlier, issuance of commercial paper contributed to the cash inflows from short-term debt of €711 million. Dividends paid to shareholders of Siemens AG rose year-over-year, to €1.201 billion in fiscal 2006 from €1.112 billion in fiscal 2005.

Capital Resources and Requirements

Our capital resources are comprised of cash and cash equivalents, current available-for-sale financial assets, total equity and cash flow from operating activities. Our capital requirements include scheduled debt service, regular capital spending and ongoing cash requirements from operating activities.

Net liquidity results from total liquidity, comprised of cash and cash equivalents and available-for-sale financial assets, less total debt, comprised of short-term debt and current maturities of long-term debt and long-term debt. Total debt relates to our commercial papers, medium-term notes, bonds, loans from banks and obligations under finance leases as stated on the Consolidated Balance Sheets. We use the net liquidity measure for internal corporate finance management, as well as external communication with investors, analysts and rating agencies.

	September 30,
	2007	2006
	(€ in millions)

Cash and cash equivalents	4,005	10,214
Current available-for-sale financial assets	193	596
Total liquidity	4,198	10,810
Short-term debt and current maturities of long-term debt	5,637	2,175
Long-term debt	9,860	13,122
Total debt	15,497	15,297

Net liquidity	(11,299)	(4,487)

Our sources of liquidity consist of a variety of short and long-term financial instruments including loans from financial institutions, commercial papers, notes and bonds.

Credit facilities—We have three credit facilities at our disposal, which are for general corporate purposes. Our credit facilities at September 30, 2007 consist of €6.797 billion in committed lines of credit.

•	U.S.$5.0 billion undrawn syndicated multi-currency revolving credit facility expiring March 2012 provided by a syndicate of international banks;

•	€450 million undrawn revolving credit facility expiring September 2012 provided by a domestic bank;

•	U.S.$4.0 billion syndicated multi-currency credit facility expiring August 2013 provided by a syndicate of international banks. The facility comprises a U.S.$1.0 billion term loan which was drawn in January 2007 and an undrawn U.S.$3.0 billion revolving tranche.

Commercial paper program—In fiscal 2007, we combined our U.S.$5 billion commercial paper program and €3 billion European commercial paper program into a U.S.$9 billion Global multi-currency commercial paper program (€6.347 billion), including extendable notes capabilities. As of September 30, 2007, the nominal amount outstanding under this program was U.S.$6.182 billion (€4.360 billion). Our issues of commercial paper have a maturity of typically less than 90 days.

Medium-term note program—We have a medium-term note program of €5.0 billion. During fiscal 2007, the Company decided not to update the listing of the program. Accordingly, we can issue debt as private placements but not as listed debt. The nominal amount outstanding under this program was €1.389 billion at September 30, 2007.

None of our credit facilities contain a material adverse change provision of the type often found in facilities of such nature and none of our global commercial paper and medium-term note programs nor our credit facilities contain specific financial covenants such as rating triggers or interest coverage, leverage or capitalization ratios that could trigger remedies, such as acceleration of repayment or additional collateral.

Other financing instruments—In fiscal 2006, Siemens Financieringsmaatschappij N.V., a wholly owned Dutch subsidiary of Siemens AG issued two series of notes of U.S.$750 million maturing 2009 and 2012, as well as two series of notes of U.S.$1.750 billion maturing 2016 and 2026. In addition, Siemens Financieringsmaatschappij N.V. issued a Hybrid Capital bond in a euro tranche of €900 million and a British pound tranche of £750 million. The total nominal amount of our Hybrid bonds is approximately €2 billion. The reason for these issuances was to better match fund capital and currency requirements, to diversify our investor base and to strengthen the overall balance sheet.

Further information about our bonds and the other components of debt is given below and in “Notes to Consolidated Financial Statements.”

Capital expenditures for Operating Groups—The capital expenditure rate (expressed as a percentage of depreciation and amortization) for property, plant and equipment (PPE) and intangible assets for fiscal 2007 was 109%. We have set a mid-term target to keep additions to PPE and intangible assets as a percentage of depreciation and amortization to 95%-115%.

Cash flows related to portfolio activities—After the close of fiscal 2007, we occurred in November 2007 substantial debt financed cash outflows in connection with the Dade Behring acquisition. The preliminary purchase price for Dade Behring amounts to approximately €5 billion. In contrast, we will receive substantial cash inflows from the sale of SV (preliminary purchase price of approximately €11.4 billion). For further information, see “—Business Overview and Economic Environment—Strategic Overview,” as well as “Notes to Consolidated Financial Statements.”

Share buyback program—Subsequent to the close of the fiscal year end 2007, we announced our planned share-buyback program, which we will conduct over the next three years up to a total cash outflow of approximately €10 billion. For additional see “—Subsequent Events.”

Dividends—At the Annual Shareholders’ Meeting scheduled for January 24, 2008, the Managing Board, in agreement with the Supervisory Board, will submit the following proposal: to pay €1.60 per share as a dividend, which aggregates to an expected total payout of €1.463 billion.

Contractual Obligations

In the ordinary course of business, Siemens’ primary contractual obligations regarding cash involve debt service, purchase obligations and operating lease commitments.

The following table summarizes contractual obligations for future cash outflows as of September 30, 2007:

	Payments due by period
		Less than			After
	Total	1 year	1-3 years	4-5 years	5 years
	(€ in millions)

Debt	15,497	5,637	847	3,123	5,890
Purchase obligations	12,884	11,622	1,013	159	90
Operating leases	2,450	581	837	481	551

Total contractual cash obligations	30,831	17,840	2,697	3,763	6,531

Debt—At September 30, 2007, Siemens had €15.497 billion of short- and long-term debt, of which €5.637 billion will become due within the next 12 months. Short-term debt includes current maturities of long-term debt, as well as loans from banks coming due within the next 12 months. At September 30, 2007, the weighted average maturity of our bonds and notes due after one year was 8.24 years. At September 30, 2006, total debt was €15.297 billion. Further information about the components of debt is given in “Notes to Consolidated Financial Statements.”

Debt for Siemens at September 30, 2007 consisted of the following:

	Short-Term	Long-Term	Total
	(€ in millions)

Notes and bonds	693	8,196	8,889
Loans from banks	478	871	1,349
Other financial indebtedness	4,418	555	4,973
Obligations under finance leases	48	238	286

Total debt	5,637	9,860	15,497

The capital structure of the Financing and Real Estate component at September 30, 2007 and 2006 consisted of the following:

	September 30,		September 30,
	2007		2006
	SFS	SRE	SFS	SRE
		(€ in millions)

Assets	8,912	3,091	10,543	3,221
Allocated equity	1,041	920	1,131	920
Total debt	7,081	1,072	8,819	1,239
Therein intragroup financing	6,822	739	8,487	928
Therein debt from external sources	259	333	333	311
Debt to equity ratio	6.80	1.17	7.80	1.35

SFS internally purchased receivables	406	—	2,761	—
SFS debt excluding SFS internally purchased receivables	6,675	—	6,058	—

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

Purchase obligations—At September 30, 2007, Siemens had €12.884 billion in purchase obligations. Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding and which specify all of the following items: (i) fixed or minimum quantities, (ii) fixed, minimum or variable price provisions and (iii) approximate timing of the transaction.

Operating leases—At September 30, 2007, Siemens had a total of €2.450 billion in total future payment obligations under non-cancelable operating leases. For additional information, see “Notes to Consolidated Financial Statements.”

Siemens is subject to asset retirement obligations related to certain items of property, plant and equipment. Such asset retirement obligations are primarily attributable to environmental clean-up costs which amounted to €597 million as of September 30, 2007 and to costs primarily associated with the removal of leasehold improvements at the end of the lease term amounting to €38 million as of September 30, 2007. For additional information with respect to asset retirement obligations, see “Notes to Consolidated Financial Statements.”

Off-Balance Sheet Arrangements

Guarantees—Guarantees are principally represented by credit guarantees and guarantees of third-party performance. As of September 30, 2007, the undiscounted amount of maximum potential future payments for guarantees was €8.463 billion. Credit guarantees cover the financial obligation of third-parties in cases where Siemens is the vendor and/or contractual partner. In addition, Siemens provides credit line guarantees with variable utilization to associated and related companies. The total amount for credit guarantees was €386 million as of September 30, 2007. Performance bonds and guarantees of advanced payments guarantee the fulfillment of contractual commitments of partners in a consortium where Siemens may be the general or subsidiary partner. In the event of non-performance under the contract by the consortium partner(s), Siemens will be required to pay up to an agreed-upon maximum amount. Guarantees of third-party performance amounted to €1.995 billion as of September 30, 2007. The Federal Republic of Germany has commissioned a consortium consisting of SIS and IBM Deutschland GmbH (IBM) to modernize and operate the non-military information and communications technology of the German Federal Armed Forces (Bundeswehr). This project is called HERKULES. A project company, BWI Informationstechnik GmbH (BWI) will provide the services required by the terms of the contract. SIS is a shareholder in the project company. The total contract value amounts to a maximum of approximately €6 billion. In connection with the consortium and execution of the contract between BWI and the Federal Republic of Germany in December 2006, Siemens issued several guarantees connected to each other legally and economically in favor of the Federal Republic of Germany and of the consortium member IBM. The guarantees ensure that BWI has sufficient resources to provide the required services and to fulfill its contractual obligations. These guarantees are listed as a separate item “HERKULES obligations” due to their compound and multilayer nature. Total future payments potentially required by Siemens amount to €4.2 billion and will be reduced by approximately €400 million per year over the 10-year contract period. Yearly payments under these guarantees are limited to €400 million plus, if applicable, a maximum of €90 million in unused guarantees carried forward from the prior year. Furthermore, Siemens has provided indemnification in connection with dispositions of certain business entities, which protects the buyer from certain tax, legal, and other risks related to the purchased business entity. These other guarantees were €1.882 billion as of September 30, 2007. In the event that it becomes probable that Siemens will be required to satisfy these guarantees, provisions are established. Such provisions are established in addition to the liabilities recognized for the non-contingent component of the guarantees. Most of the guarantees have fixed or scheduled expiration dates, and in practice such guarantees are rarely drawn. For additional information with respect to our guarantees, see “Notes to Consolidated Financial Statements.”

Pension Plan Funding

The defined benefit obligation (DBO) of Siemens’ principal pension plans, which considers future compensation increases, amounted to €25.0 billion on September 30, 2007, compared to €26.7 billion on September 30, 2006. The fair value of plan assets as of September 30, 2007 was €24.0 billion compared to €23.8 billion on September 30, 2006. Accordingly, the combined funding status of Siemens principal pension plans on September 30, 2007 showed an underfunding of €1.0 billion compared to an underfunding of €2.9 billion at the end of the prior fiscal year. The actual return on plan assets during the last twelve months amounted to €1.295 billion. This represents a 5.6% return, compared to the expected return of 6.5%. Siemens was able to generate this return mainly due to strong equity markets (amongst others emerging markets) and good real estate returns, despite of the negative impact of interest rate increases on fixed income investments.

Siemens’ funding policy for its pension funds is part of its overall commitment to sound financial management, which also includes an ongoing analysis of the structure of its pension liabilities, particularly the duration by class of beneficiaries. To balance return and risk, Siemens has developed a pension benefit risk management concept. As prime risk we have identified a decline in the principle plans’ funded status as a result of adverse developments of plan assets and/or defined benefit obligations. We monitor our investments and our defined benefit obligations in order to measure such prime risk. The prime risk quantifies the expected maximum decline in the funded status for a given confidence level over a given time horizon. A risk budget on group level forms the basis for the determination of our investment strategy, i.e. the strategic assets class allocation of principle plan assets and the degree of interest rate risk hedging. Both, risk budget and investment strategy, are regularly reviewed by external experts of the international insurance industry to allow for an integral view on pension assets and pension liabilities. We select asset managers based on our quantitative and qualitative analysis and subsequently monitor their performance and risk, both on a stand-alone basis, as well as in the broader portfolio context. We review the asset allocation of each plan in light of the duration of the related pension liabilities and analyze trends and events that may affect asset values in order to initiate appropriate measures at a very early stage.

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

Overview Financial Position

Our financial position in fiscal 2007 was predominantly influenced by the pending sale of SV, the transfer of the carrier-related operations of the former Group Com into NSN and the integration of the diagnostics division of Bayer AG and UGS. The assets and liabilities of SV-related operations of Siemens are classified on the balance sheet as held for disposal and measured at the lower of their carrying amount or fair value less costs to sell, due to the pending sale. The assets and liabilities of the carrier-related operations of the former Com Group classified on September 30, 2006 on the balance sheet as held for disposal have been transferred into NSN during fiscal 2007, in return the value of the investments accounted for using the equity method increased. The integration of the Bayer and UGS businesses during fiscal 2007 increased assets and liabilities, whereas the acquisitions themselves resulted in significant cash outflows. For information on acquisitions and dispositions and on the carrying amounts of major classes of assets and liabilities held for disposal, see “Notes to Consolidated Financial Statements.”

The following table shows current assets at end of fiscal 2007 and fiscal 2006:

	September 30,
	2007	2006
	(€ in millions)

Cash and cash equivalents	4,005	10,214
Available-for-sale financial assets	193	596
Trade and other receivables	14,620	15,148
Other current financial assets	2,932	2,370
Inventories	12,930	12,790
Income tax receivables	398	458
Other current assets	1,322	1,274
Assets classified as held for disposal	11,532	7,164

Total current assets	47,932	50,014

Cash and cash equivalents totaled €4.005 billion as of September 30, 2007. The decrease of €6.209 billion was primarily driven by cash outflows associated with investing activities, in particular due the acquisitions mentioned above. For further information, see “Cash Flow-Fiscal 2007 compared to fiscal 2006.”

The decrease in trade and other receivables year-over-year was primarily driven by reclassification of SV assets in assets held for disposal. Despite the same reclassification effect for inventories, inventories increased due to the broad based order growth at Operating Groups and the above-mentioned acquisitions.

Assets classified as held for disposal increased by €4.368 billion. This change primarily reflects the transfer of assets of approximately €5 billion of the carrier-related operations of the former Com Group into NSN during fiscal 2007, and the reclassification of SV into assets classified as held for disposal of €9 billion.

Long-term assets at the respective balance sheet dates for fiscal 2007 and 2006 were as follows:

	September 30,
	2007	2006
	(€ in millions)

Goodwill	12,501	9,689
Other intangible assets	4,619	3,385
Property, plant and equipment	10,555	12,072
Investments accounted for using the equity method	7,016	2,956
Other financial assets	5,561	5,042
Deferred tax assets	2,594	3,657
Other assets	777	713

Total long-term assets	43,623	37,514

In fiscal 2007, the net increase in goodwill and other intangible assets primarily related to acquisitions and purchase accounting adjustments with an offsetting effect from the reclassification of SV. For further information see “Notes to Consolidated Financial Statements.”

The net decrease in property, plant and equipment results from the reclassification of SV assets into assets held for disposal.

The total decrease in current assets and the increase in long-term assets were mainly related to the transfer of assets of approximately €5 billion, classified as held for disposal, of the carrier-related operations of the former Com Group into NSN during fiscal 2007, as well as acquisitions that caused a reduction in cash and cash equivalents and an increase in long-term assets.

The table below shows current and long-term liabilities at the respective balance sheet dates:

	September 30,
	2007	2006
	(€ in millions)

Short-term debt and current maturities of long-term debt	5,637	2,175
Trade payables	8,382	8,443
Other current financial liabilities	2,553	1,929
Current provisions	3,581	3,859
Income tax payables	2,141	1,582
Other current liabilities	17,058	15,591
Liabilities associated with assets classified as held for disposal	4,542	5,385

Total current liabilities	43,894	38,964

Long-term debt	9,860	13,122
Pension plans and similar commitments	2,780	5,083
Deferred tax liabilities	580	184
Provisions	2,103	1,858
Other financial liabilities	411	248
Other liabilities	2,300	2,174

Total long-term liabilities	18,034	22,669

Short-term debt and current maturities of long-term debt totaled €5.637 billion at the end of fiscal 2007, an increase of €3.462 billion from the prior year-end. This increase primarily results from the issuance of commercial paper in fiscal 2007, with an outstanding amount of €4.332 billion as of September 30, 2007.

Compared to fiscal 2006, long-term debt decreased by €3.262 billion to €9.860 billion in fiscal 2007. In fiscal 2007 the Company repurchased a principal amount of approximately €1.9 billion of its outstanding convertible notes of the €2.5 billion 1.375% €-bond and paid approximately €3.2 billion in cash and redeemed two outstanding bonds. Further information about the notes and bonds is also provided under—Capital Resources and—Capital Requirements as well as in the “Notes to Consolidated Financial Statements.”

Shareholders’ equity and total assets were as follows:

	September 30,
	2007	2006
	(€ in millions)

Total equity attributable to shareholders of Siemens AG	28,996	25,193
Equity ratio	32%	29%
Minority Interest	631	702
Total assets	91,555	87,528

Total shareholders’ equity attributable to shareholders of Siemens AG increased by €3.803 billion to €28.996 billion at the end of fiscal 2007. The increase results mainly from net income attributable to shareholders of Siemens AG of €3.806 billion and actuarial gains on pension plans and similar commitments of €1.234 billion, less dividend payments of €1.292 billion.

Total assets increased by 5% in fiscal 2007, compared to fiscal 2006. Total shareholders’ equity increased by 15%, as a result of which the equity ratio improved by almost three percentage points, to 32%.

For additional information on the financial position, see “Notes to Consolidated Financial Statements.”

Subsequent Events

At the beginning of November 2007, Siemens completed the acquisition of Dade Behring which will be integrated into Med’s Diagnostics division. For additional information, see “Notes to Consolidated Financial Statements.”

On November 7, 2007, the Company also announced a share buyback program with a total volume of up to €10 billion by 2010.

On November 28, 2007, the Company announced changes to the Managing Board of Siemens AG. The new Managing Board structure, where the previous distinction between the Managing Board and the Corporate Executive Committee will be eliminated, and the new appointments will take effect on January 1, 2008. Dr. Heinrich Hiesinger, who has been a member of the Managing Board of Siemens AG since June 2007, will be CEO of the Industry Sector. Wolfgang Dehen, previously CEO of Siemens VDO Automotive AG, has been appointed a member of the Managing Board of Siemens AG and will be CEO of the Energy Sector. Prof. Dr. Erich R. Reinhardt, previously Group President of Medical Solutions and a member of the Managing Board of Siemens AG, will be CEO of the Healthcare Sector. In addition, Dr. Siegfried Russwurm has been appointed a member of the Managing Board of Siemens AG and will take over as head of Human Resources and also as Labour Director, in accordance with § 33 of the German Codetermination Act. Rudi Lamprecht, Eduardo Montes, Dr. Uriel J. Sharef and Prof. Dr. Klaus Wucherer will resign from the Managing Board at the end of the 2007 calendar year. They will be available to the Company as consultants. Dr. Jürgen Radomski, previously head of Corporate Personnel and Labour Director, will retire on December 31, 2007.

Financial Impact of Compliance Matters

The Company has conducted an analysis of the impact on the Company’s financial statements of issues raised by allegations of violations of anti-corruption legislation. As previously reported, within the former Com Group, the Company’s other Groups and regional companies a number of Business Consultant Agreements (BCAs) and similar sales-related arrangements have been identified. The Company has identified a large volume of payments made in connection with these contracts as well as other payments for which the Company has not been able either to establish a valid business purpose or to clearly identify the recipient. These payments raise concerns in particular under the Foreign Corrupt Practices Act (FCPA) in the United States, anti-corruption legislation in Germany and similar legislation in other countries. The payments identified were recorded as deductible business expenses in prior periods in determining income tax provisions. As previously reported, the Company’s investigation determined that certain of these payments were non-deductible under tax regulations of Germany and other jurisdictions.

In fiscal 2007, the Company substantially completed its analysis of the tax deductibility of payments under the BCAs and other sales-related agreements with third-party intermediaries identified at the former Com Group, the remaining Groups and in regional companies. In fiscal 2007, the Company also substantially completed its risk-based analysis of cash and check payments at the former Com Group, the Company’s other Groups and in regional companies, for which limited documentation was available, and which may also raise concerns under the FCPA and anti-corruption legislation in Germany and other countries.

The Company has accounted for income tax-related charges with respect to fiscal 2000-2006 and adjusted comparative amounts for fiscal 2005 and 2006 as summarized below:

•	In October 2007, the Company reached a final settlement (tatsächliche Verständigung) with the German tax authorities regarding the deductibility for tax purposes of certain payments at the former Com Group at Siemens AG with respect to fiscal 2000-2006. Pursuant to the settlement, the Company’s income tax obligation relating to payments in connection with BCAs, other sales-related agreements with third-party intermediaries and other payments relating to the former Com Group at Siemens AG was determined to be €179 million. Payments of approximately €449 million were determined to be non-deductible for tax purposes. The Company also recorded interest charges of €12 million related to the tax obligations.

•	In October 2007, the German tax authorities provided the findings of the tax audit relating to payments under BCAs and similar sales-related agreements with third-party intermediaries by the Company’s

German Non-Com Groups and entities for fiscal 2000-2005 in the course of a final audit meeting (Schlussbesprechung). The Company accepted the assessment of the tax authorities. Based on this assessment, the Company determined non-deductible payments relating to fiscal 2006 and considered this information in the income tax return for fiscal 2006. Based on the above, the Company recorded income tax expenses of €264 million for fiscal 2000-2006 with respect to payments with a total volume of approximately €599 million which were determined to be non-deductible for tax purposes. The Company also recorded interest charges of €11 million related to the tax obligations.

•	In fiscal 2007, the Company also recorded charges for fiscal 2000-2006 in the amount of €77 million for estimated additional income tax expenses outside of Germany relating to payments in connection with BCAs, other sales-related agreements with third-party intermediaries and other payments of approximately €258 million which were determined to be non-deductible for tax purposes. The Company also recorded interest charges of €5 million related to the tax obligations.

As previously reported, in fiscal 2006, the Company recorded income tax charges in the amount of €168 million relating to German income tax liabilities with respect to payments of approximately €417 million. In fiscal 2006, the Company also recorded certain immaterial charges with respect to non-German tax obligations. Due to the matters mentioned above, the Company accounted for an additional amount of €352 million in income tax charges and €28 million in related interest charges related to fiscal 2000-2006. Siemens adjusted comparative amounts for fiscal 2005 and 2006 in the consolidated financial statements for fiscal 2007. The effect of these adjustments on net income for fiscal 2006 and 2005 and shareholders’ equity as of October 1, 2004 amounted to an increase of €25 million, a decrease of €69 million and a decrease of €336 million, respectively. For further information, please refer to the “Notes to Consolidated Financial Statements”.

In addition, in fiscal 2007, the Company also recorded an immaterial charge in respect of certain non-German tax penalties relating to the matters described above; the Company further recorded an immaterial tax charge based on its estimate of potential tax liabilities relating to sales-related intermediary and other payments in fiscal 2007. The Company is in an ongoing process of reviewing existing BCAs for purposes of compliance risk in connection with their continued performance. The Company has discontinued payment under a number of BCAs and, in certain cases, has terminated BCAs, and recorded related charges in immaterial amounts.

In the course of its independent investigation, Debevoise also identified certain commission liability accounts at the Med Group which were created in fiscal years prior to 2005 and subsequently released in a manner that did not comply with applicable accounting principles. The release of those liabilities resulted in an increase in group profit at Med of €25 million and an increase in net income of €15 million in fiscal 2005 and an increase in group profit of €24 million and an increase in net income of €15 million in fiscal 2006 with no impact on group profit in fiscal 2007. As a result, opening shareholder’s equity as of October 1, 2004 was understated by €30 million. In addition, these accounts may have been used to fund payments in connection with BCAs. The Company adjusted comparative amounts for prior periods in the consolidated financial statements for fiscal 2007. For further information, please refer to the “Notes to Consolidated Financial Statements”.

The Company also became aware of additional bank accounts and cash funds at various locations that were not previously recorded in the Company’s balance sheet and is currently investigating whether Siemens is the economic owner of the funds. Certain funds have been frozen by authorities. Approximately €11 million was recorded in the Company’s consolidated balance sheet for fiscal 2007, mostly relating to funds paid back by a former officer in January 2007 and funds received from a trust account in October and November 2007.

The Company remains subject to corruption-related investigations in the U.S. and other jurisdictions around the world. As a result, additional criminal or civil sanctions could be brought against the Company itself or against certain of its employees in connection with possible violations of law, including the FCPA. In addition, the scope of pending investigations may be expanded and new investigations commenced in connection with allegations of bribery and other illegal acts. The Company’s operating activities, financial results and reputation may also be negatively affected, particularly due to imposed penalties, disgorgements, compensatory damages, the formal or informal exclusion from public procurement contracts or the loss of business licenses or permits. In addition to the amounts mentioned above as well as the fine imposed by the Munich district court as mentioned in the “Notes to

Consolidated Financial Statements” as well as under Item 4: “Information on the Company—Legal Proceedings”, no material expenses or provisions for any such penalties or damages have been recorded as management does not yet have enough information to reliably estimate such amounts. We expect that we will need to record expenses and provisions in the future for fines, penalties or other charges, which could be material, in connection with the investigations. We will also have to bear the costs of continuing investigations and related legal proceedings, as well as the costs of on-going remediation efforts. Furthermore, changes affecting the Company’s course of business or changes to its compliance programs beyond those already taken may turn out to be required. For further information, please refer to Item 3: “Key Information—Risk Factors—Compliance.”

Fiscal 2007 included a total of €347 million in expenses for outside advisors engaged by Siemens in connection with the investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities.

Critical Accounting Estimates

We have prepared our consolidated financial statements in accordance with IFRS, as described in “Notes to Consolidated Financial Statements”. Our significant accounting policies, as described in “Notes to Consolidated Financial Statements,” are essential to understanding our reported results of operations and financial condition. Certain of these accounting policies require critical accounting estimates that involve complex and subjective judgments and the use of assumptions, some of which may be for matters that are inherently uncertain and susceptible to change. Such critical accounting estimates could change from period to period and have a material impact on financial condition or results of operations. Critical accounting estimates could also involve estimates where management reasonably could have used a different estimate in the current accounting period. Management cautions that future events often vary from forecasts and that estimates routinely require adjustment.

Revenue Recognition on Construction Contracts—The Company’s Groups, particularly PG, TS, I&S, PTD and SBT, conduct a significant portion of their business under construction contracts with customers. The Company generally accounts for construction projects using the percentage-of-completion method, recognizing revenue as performance on a contract progresses. This method places considerable importance on accurate estimates of the extent of progress towards completion. Depending on the methodology to determine contract progress, the significant estimates include total contract costs, remaining costs to completion, total contract revenues, contract risks and other judgments. Management of the operating Groups continually reviews all estimates involved in such construction contracts and adjusts them as necessary. The Company also uses the percentage-of-completion method for projects financed directly or indirectly by Siemens. In order to qualify for such accounting, the credit quality of the customer must meet certain minimum parameters as evidenced by the customer’s credit rating or by a credit analysis performed by Siemens Financial Services (SFS), which performs such reviews in support of the Company’s Corporate Executive Committee. At a minimum, a customer’s credit rating must be single B from external rating agencies, or an equivalent SFS-determined rating. In cases where the credit quality does not meet such standards, the Company recognizes revenue for construction contracts and financed projects based on the lower of cash if irrevocably received, or contract completion. The Company believes the credit factors used provide a reasonable basis for assessing credit quality.

Trade and Other Receivables—The allowance for doubtful accounts involves significant management judgment and review of individual receivables based on individual customer creditworthiness, current economic trends and analysis of historical bad debts on a portfolio basis. For the determination of the country-specific component of the individual allowance, we also consider country credit ratings, which are centrally determined based on information from external rating agencies. Regarding the determination of the valuation allowance derived from a portfolio-based analysis of historical bad debts, a decline of receivables in volume results in a corresponding reduction of such provisions and vice versa. As of September 30, 2007 and 2006, Siemens recorded a total valuation allowance for accounts receivable of €895 million and €956 million, respectively. Siemens also selectively assists customers through arranging financing from various third-party sources, including export credit agencies, in order to be awarded supply contracts. In addition, the Company provides direct vendor financing and grants guarantees to banks in support of loans to Siemens customers when necessary and deemed appropriate.

Impairment—Siemens tests at least annually whether goodwill has suffered any impairment, in accordance with its accounting policy. The determination of the recoverable amount of a division to which goodwill is allocated involves the use of estimates by management. The recoverable amount is the higher of the division’s fair value less costs to sell and its value in use. The Company generally uses discounted cash flow based methods to determine these values. These discounted cash flow calculations use five-year projections that are based on the financial budgets approved by management. Cash flow projections take into account past experience and represent management’s best estimate about future developments. Cash flows after the planning period are extrapolated using individual growth rates. Key assumptions on which management has based its determination of fair value less costs to sell and value in use include estimated growth rates, weighted average cost of capital and tax rates. These estimates, including the methodology used, can have a material impact on the respective values and ultimately the amount of any goodwill impairment. Likewise, whenever property, plant and equipment and other intangible assets are tested for impairment, the determination of the assets’ recoverable amount involves the use of estimates by management and can have a material impact on the respective values and ultimately the amount of any impairment. For more information, see “Notes to Consolidated Financial Statements.”

Pension and Postretirement Benefit Accounting—Obligations for pension and other post-employment benefits and related net periodic benefit costs are determined in accordance with actuarial valuations. These valuations rely on key assumptions including discount rates, expected return on plan assets, expected salary increases, mortality rates and health care trend rates. The discount rate assumptions reflect the rates available on high-quality fixed-income investments of appropriate duration at the balance sheet date. The expected return on plan assets assumptions are determined on a uniform basis, considering long-term historical returns and asset allocations. Due to changing market and economic conditions the underlying key assumptions may differ from actual developments and may lead to significant changes in pension and other post-employment benefit obligations. Such differences are recognized in full directly in equity in the period in which they occur without affecting profit or loss. For a discussion of the current funding status and a sensitivity analysis with respect to the impact of certain critical assumptions on the net periodic benefit cost, see “Notes to Consolidated Financial Statements.”

Provisions—Significant estimates are involved in the determination of provisions related to onerous contracts, warranty costs and legal proceedings. A significant portion of the business of certain of the operating Groups is performed pursuant to long-term contracts, often for large projects, in Germany and abroad, awarded on a competitive bidding basis. Siemens records a provision for onerous sales contracts when current estimates of total contract costs exceed expected contract revenue. Such estimates are subject to change based on new information as projects progress toward completion. Onerous sales contracts are identified by monitoring the progress of the project and updating the estimate of total contract costs which also requires significant judgment relating to achieving certain performance standards, for example in the IT service business, and estimates involving warranty costs.

Siemens is subject to legal and regulatory proceedings and government investigations in various jurisdictions. These proceedings are, amongst others, related to the area of competition law and to possible breaches of anticorruption legislation in Germany, the Foreign Corrupt Practices Act in the United States and similar legislation in other countries. Such proceedings may result in criminal or civil sanctions, penalties or disgorgements against the Company. If it is more likely than not that an obligation of the Company exists and will result in an outflow of resources, a provision is recorded if the amount of the obligation can be reliably estimated. Regulatory and legal proceedings as well as government investigations often involve complex legal issues and are subject to substantial uncertainties. Accordingly, management exercises considerable judgment in determining whether it is more likely than not that such a proceeding will result in an outflow of resources and whether the amount of the obligation can be reliably estimated. The Company periodically reviews the status of these proceedings with both inside and outside counsel. These judgments are subject to change as new information becomes available. The required amount of a provision may change in the future due to new developments in the particular matter. Revisions to estimates may significantly affect results of future operations. Upon resolution of any legal or regulatory proceeding or government investigation, Siemens may incur charges in excess of the recorded provisions for such matters. It can not be excluded that the financial condition or results of operations of Siemens will be materially affected by an unfavorable outcome of legal or regulatory proceedings or government investigations. See “Notes to Consolidated Financial Statements” for additional information.

Recent Accounting Pronouncements

In November 2006, the International Accounting Standards Board (IASB) issued IFRS 8, Operating Segments. IFRS 8 replaces IAS 14, Segment Reporting, and aligns segment reporting with the requirements of Statement of Financial Accounting Standards (SFAS) 131, Disclosures about Segments of an Enterprise and Related Information, except for some minor differences. IFRS 8 requires an entity to report financial and descriptive information about its reportable segments. Reportable segments are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity for which separate financial information is available that is evaluated regularly by the entity’s chief operating decision maker in making decisions about how to allocate resources and in assessing performance. Generally, financial information is required to be reported on the same basis as is used internally for evaluating operating segment performance and deciding how to allocate resources to operating segments. IFRS 8 is effective for fiscal periods beginning on or after January 1, 2009. However, Siemens decided to early adopt IFRS 8 in the first quarter of fiscal 2007. See “Notes to Consolidated Financial Statements” for further information on segment information.

In November 2006, the IFRIC issued IFRIC Interpretation 12, Service Concession Arrangements, to provide guidance to private sector entities on certain recognition and measurement issues that arise in accounting for public-to-private service concession arrangements. Service concession arrangements are arrangements whereby a government or other body grants contracts for the supply of public services (e.g. roads, energy distribution, transportation) to private operators. This Interpretation applies to public-to-private service concession arrangements if (a) the grantor controls or regulates what services the operator must provide with the infrastructure, to whom it must provide them, and at what price; and (b) the grantor controls—through ownership, beneficial entitlement or otherwise—any significant residual interest in the infrastructure at the end of the term of the arrangement. Control of the asset remains in public hands but the private sector operator is responsible for construction activities, as well as for operating and maintaining the public sector infrastructure. The operator does not recognize the infrastructure as its property, plant and equipment if the infrastructure is existing infrastructure of the grantor, or is infrastructure constructed or purchased by the operator as part of the service arrangement. The operator recognizes either a financial asset or an intangible asset, or both, as compensation for any construction services that it provides. Any concession arrangements within the scope of IFRIC 12 are excluded from the scope of IFRIC 4 “Determining whether an Arrangement Contains a Lease”. The Company plans to adopt IFRIC 12 beginning October 1, 2008. The involvement of the Company in public-to-private service concession arrangements is currently being evaluated.

In September 2007, the International Accounting Standards Board (IASB) issued IAS 1, Presentation of Financial Statements (IAS 1). IAS 1 replaces IAS 1, Presentation of Financial Statements (revised in 2003), as amended in 2005. The revision is aimed at improving users’ ability to analyze and compare the information given in financial statements. IAS 1 sets overall requirements for the presentation of financial statements, guidelines for their structure and minimum requirements for their content. The new standard is effective for fiscal periods beginning on or after January 1, 2009, early adoption being permitted. The Company will determine the expected effect of the revised IAS 1 and determine an adoption date.

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

The following table sets forth the names of the current members of our Supervisory Board, their dates of birth, the expiration of their respective terms, their board positions and principal occupations, and their principal outside directorships at September 30, 2007:

Companies at which
	Date of	Term	Board position and	Supervisory Board and similar
Name	birth	expires	principal occupation	positions were held

Dr. Gerhard Cromme(1)	2/25/1943	1/24/2008	Chairman of the Supervisory Board; Chairman of the Supervisory Board, ThyssenKrupp AG	Allianz SE; Axel Springer AG; ThyssenKrupp AG
Prof. Dr. Heinrich v. Pierer(1)	1/26/1941		Chairman of the Supervisory Board (until April 25, 2007)	Deutsche Bank AG; Hochtief AG; Münchener Rückversicherungs-Gesellschaft AG; ThyssenKrupp AG; Volkswagen AG
Ralf Heckmann(2)	7/19/1949	1/24/2008	First Deputy Chairman; Chairman of the Central Works Council, Siemens AG	—

Companies at which
	Date of	Term	Board position and	Supervisory Board and similar
Name	birth	expires	principal occupation	positions were held

Dr. Josef Ackermann	2/7/1948	1/24/2008	Second Deputy Chairman; Chairman of the Management Board; Deutsche Bank AG	—
Lothar Adler(2)	2/22/1949	1/24/2008	Member; Chairman of the Combined Works Council, Siemens AG	—
Gerhard Bieletzki(2)	5/16/1947	1/24/2008	Member; Chairman of the Works Council of Siemens VDO Automotive AG	—
John David Coombe	3/17/1945	1/24/2008	Member; Chartered Accountant (FCA)	Hogg Robinson Group plc; Home Retail Group plc; HSBC Holdings plc
Hildegard Cornudet(2)	4/16/1949	1/24/2008	Member; Computer Engineer	—
Birgit Grube(2)	8/21/1945	1/24/2008	Member; Office Clerk	—
Bettina Haller(2)(3)	3/14/1959		Member; Social Worker	—
Heinz Hawreliuk(2)	3/20/1947	1/24/2008	Member, Trade Union Secretary, IG Metall	DaimlerChrysler Luft- und Raumfahrt Holding AG; Eurocopter Deutschland GmbH
Berthold Huber(2)	2/15/1950	1/24/2008	Member; Chairman, IG Metall	Audi AG
Prof. Dr. Walter Kröll	5/30/1938	1/24/2008	Member; Consultant	MTU Aero Engines GmbH; Wincor Nixdorf AG
Prof. Dr. Michael Mirow(2)	10/6/1938	1/24/2008	Member; University Professor	—
Wolfgang Müller(2)(4)	1/14/1948	1/24/2008	Member; Labor Union Secretary, IG Metall	—
Georg Nassauer(2)(3)	3/8/1948	1/24/2008	Member; Steel casting constructor	—
Thomas Rackow(2)	2/6/1952	1/24/2008	Member; Industrial manager	—
Dieter Scheitor(2)(4)	11/23/1950	1/24/2008	Member; Member of the Executive Committee, IG Metall	—
Dr. Albrecht Schmidt	3/13/1938	1/24/2008	Member; Retired Bank Director	Münchener Rückversicherungs-Gesellschaft AG; Thyssen’sche Handelsgesellschaft m.b.H.
Dr. Henning Schulte-Noelle	8/26/1942	1/24/2008	Member; Chairman of the Supervisory Board, Allianz SE	Allianz SE; E.ON AG; ThyssenKrupp AG
Peter von Siemens	8/10/1937	1/24/2008	Member; Industrial Manager	—
Jerry I. Speyer	6/23/1940	1/24/2008	Member; Chairman & CEO, Tishman Speyer	—
Lord Iain Vallance of Tummel	5/20/1943	1/24/2008	Member; Chairman, Amsphere Ltd.	—

(1)	Prof. Dr. Heinrich v. Pierer resigned as Chairman of the Supervisory Board effective April 25, 2007. In his place, Dr. Gerhard Cromme was elected as Chairman of the Supervisory Board for remaining term of office through to the Annual General Meeting of Siemens AG on January 24, 2008. Prof. Dr. Michael Mirow became a member of the Supervisory Board as a replacement member in place of Prof. Dr. Heinrich v. Pierer.

(2)	Elected by employees.

(3)	Bettina Haller, a former substitute member of the Supervisory Board, succeeded Georg Nassauer as a member of the Supervisory Board of Siemens AG on April 1, 2007.

(4)	Wolfgang Müller ceased to be a member of the Supervisory Board effective January 25, 2007. In his place, Dieter Scheitor was appointed by court order as a member of the Supervisory Board.

There are six Supervisory Board committees: the Chairman’s Committee, the Audit Committee, the Compliance Committee, the Ownership Rights Committee, the Nominating Committee and the Mediation Committee. Set forth in the table below are the current members of each committee. For a comprehensive discussion of the functions of our committees, please refer to Item 10: “Additional Information—Corporate Governance.”

Name of committee	Current members

Chairman’s Committee	Prof. Dr. Heinrich v. Pierer (Chairman until April 25, 2007), Chairman Dr. Gerhard Cromme (Chairman as of April 25, 2007), Ralf Heckmann,* Dr. Josef Ackermann
Audit Committee	Dr. Gerhard Cromme (Chairman until April 25, 2007), Chairman Dr. Henning Schulte-Noelle (Chairman as of April 25, 2007), Ralf Heckmann,* John David Coombe (as of April 25, 2007), Heinz Hawreliuk, Prof. Dr. Heinrich v. Pierer (until April 25, 2007)
Compliance Committee	Chairman Dr. Gerhard Cromme, Ralf Heckmann,* John David Coombe, Heinz Hawreliuk,* Dr. Henning Schulte-Noelle
Ownership Rights Committee	Prof. Dr. Heinrich v. Pierer (Chairman until April 25, 2007), Chairman Dr. Gerhard Cromme (Chairman as of April 25, 2007), Dr. Josef Ackermann, Dr. Albrecht Schmidt
Nominating Committee	Dr. Gerhard Cromme, Dr. Josef Ackermann, Dr. Henning Schulte-Noelle
Mediation Committee	Prof. Dr. Heinrich v. Pierer (Chairman until April 25, 2007), Chairman Dr. Gerhard Cromme (Chairman as of April 25, 2007), Ralf Heckmann,* Dr. Josef Ackermann, Heinz Hawreliuk*

*	Elected by employees.

The business address of the members of our Supervisory Board is the same as our business address, Wittelsbacherplatz 2, D-80333 Munich, Germany, care of Dr. Gerhard Cromme.

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

The Managing Board, with the approval of the Supervisory Board, has adopted Bylaws for the conduct of its affairs. Pursuant to the current Bylaws of the Managing Board, a Corporate Executive Committee has been created. This Corporate Executive Committee consists exclusively of members of the Managing Board and is authorized to make all management decisions, in particular strategic decisions that are not specifically reserved to the full Managing Board by law, our Articles of Association or the Bylaws of the Managing Board. The Bylaws of the Managing Board state that the maximum number of Corporate Executive Committee members should not exceed nine. The Bylaws require that the Chief Executive Officer (CEO) and his deputies, if any, the Chief Financial Officer (CFO) and the member of the Managing Board who heads Corporate Human Resources (Corporate

Personnel Department) all be members of the Corporate Executive Committee. Appointments of the remaining unspecified members of the Corporate Executive Committee require the approval of the Supervisory Board. Our current Corporate Executive Committee consists of President and CEO Peter Löscher; Executive Vice-President and CFO Joe Kaeser; as well as Executive Vice-Presidents Heinrich Hiesinger, Rudi Lamprecht, Jürgen Radomski, Hermann Requardt, Uriel J. Sharef, Peter Y. Solmssen and Klaus Wucherer.

One other committee of our Managing Board is authorized to make certain decisions without seeking the approval of the full Managing Board. The Equity and Employee Stock Committee is responsible for certain capital measures as well as for the issuance of employee stock, including the determination of the terms of such issuances. The members of this committee are President and CEO Peter Löscher; Executive Vice-President and CFO Joe Kaeser and Executive Vice-President Jürgen Radomski.

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

The following table sets forth the names of the members of our Managing Board, their dates of birth, the expiration of their respective terms, their current positions and their principal outside directorships at September 30, 2007:

Companies at which
	Date of	Term		Supervisory Board and similar
Name	birth	expires	Current position	positions were held

Peter Löscher(1)	9/17/1957	3/31/2012	President and CEO	Smiths Group plc

Dr. Klaus Kleinfeld(1)	11/06/1957		President and CEO (until June 30, 2007)	Bayer AG; Alcoa Inc.; Citigroup Inc.

Prof. Johannes Feldmayer(2)	10/16/1956		Former Executive Vice-President	ExxonMobil Central Europe Holding GmbH; Infineon Technologies AG

Dr. Heinrich Hiesinger(3)	5/25/1960	3/31/2012	Executive Vice-President	—

Joe Kaeser	6/23/1957	3/31/2011	Executive Vice-President and CFO	Bayerische Börse AG

Rudi Lamprecht	10/12/1948	3/31/2009	Executive Vice-President	—

Eduardo Montes	10/02/1951	3/31/2011	Senior Vice-President	Mecalux, S.A.

Dr. Jürgen Radomski	10/26/1941	12/31/2007	Executive Vice-President	ALBA AG; Deutsche Krankenversicherung AG; Dräger Medical AG & Co. KG

Prof. Dr. Erich R. Reinhardt	10/03/1946	3/31/2011	Senior Vice-President	Dräger Medical AG & Co. KG

Prof. Dr. Hermann Requardt	2/11/1955	3/31/2011	Executive Vice-President(4)	—

Dr. Uriel J. Sharef	8/19/1944	3/31/2008	Executive Vice-President	—

Peter Y. Solmssen(4)	1/24/1955	3/31/2012	Executive Vice-President	—

Companies at which
	Date of	Term		Supervisory Board and similar
Name	birth	expires	Current position	positions were held

Prof. Dr. Klaus Wucherer	7/09/1944	3/31/2008	Executive Vice-President	Deutsche Messe AG; Infineon Technologies AG; LEONI AG; SAP AG

(1)	Effective June 30, 2007, Dr. Klaus Kleinfeld resigned from his offices as a full member of the Managing Board and as CEO and President of the Managing Board of Siemens AG. Effective July 1, 2007, Peter Löscher was elected a full member of the Managing Board and appointed Chief Executive Officer and President of the Managing Board of Siemens AG.

(2)	Prof. Johannes Feldmayer had been suspended since March 28, 2007 and left the Managing Board, effective September 30, 2007.

(3)	Dr. Heinrich Hiesinger was elected a full member of the Managing Board, effective June 1, 2007.

(4)	Peter Y. Solmssen was elected as a member of the Managing Board and the Corporate Executive Committee effective October 1, 2007.

On November 28, 2007, the Company announced changes to the Managing Board of Siemens AG. The new Managing Board structure, where the previous distinction between the Managing Board and the Corporate Executive Committee will be eliminated, and the new appointments will take effect on January 1, 2008. Dr. Heinrich Hiesinger, who has been a member of the Managing Board of Siemens AG since June 2007, will be CEO of the Industry Sector. Wolfgang Dehen, previously CEO of Siemens VDO Automotive AG, has been appointed a member of the Managing Board of Siemens AG and will be CEO of the Energy Sector. Prof. Dr. Erich R. Reinhardt, previously Group President of Medical Solutions and a member of the Managing Board of Siemens AG, will be CEO of the Healthcare Sector. In addition, Dr. Siegfried Russwurm has been appointed a member of the Managing Board of Siemens AG and will take over as head of Human Resources and also as Labour Director, in accordance with § 33 of the German Codetermination Act. Rudi Lamprecht, Eduardo Montes, Dr. Uriel J. Sharef and Prof. Dr. Klaus Wucherer will resign from the Managing Board at the end of the 2007 calendar year. They will be available to the Company as consultants. Dr. Jürgen Radomski, previously head of Corporate Personnel and Labour Director, will retire on December 31, 2007.

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

This section is based on the recommendations and suggestions of the German Corporate Governance Code and comprises data that, in accordance with the requirements of the German Commercial Code (HGB) and International Financial Reporting Standards (IFRS), are part of the Notes to Consolidated Financial Statements and of Management’s discussion and analysis. It is thus part of the audited consolidated financial statements.

Managing Board Remuneration

The Chairman’s Committee of the Supervisory Board is responsible for determining the remuneration of the members of the Managing Board. The Committee comprises Dr. Gerhard Cromme (Chairman of the Supervisory Board), and Dr. Josef Ackermann and Ralf Heckmann (both Deputy Chairmen of the Supervisory Board). The structure of the Managing Board’s compensation is discussed and reviewed regularly by the Supervisory Board in full session.

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

In fiscal year 2007, the Managing Board remuneration had four components: (i) a fixed annual salary, (ii) a variable bonus which the Chairman’s Committee may adjust upward or downward by up to 20 percent of the amount of target attainment, (iii) stock-based compensation, and (iv) a pension benefit contribution. With regard to fixed salary and bonus, an annual target compensation is determined, consisting of 50% fixed and 50% variable components. The target compensation is reviewed every two to three years on the basis of an analysis of the compensation paid by peer companies to their top managers. The last review was conducted as of April 1, 2006.

In fiscal year 2007, the remuneration of the Managing Board members is composed as follows:

•	The fixed compensation is paid as a monthly salary.

•	The variable bonus is based on the level of the Company’s attainment of certain Economic Value Added (EVA) and net cash targets as well as other financial goals, if any, that are set at the start of the fiscal year by the Chairman’s Committee of the Supervisory Board (for information about EVA as a performance measure, see Item 5: “Operating and Financial Review and Prospects—Fiscal 2007 Compared to Fiscal 2006—Economic Value Added”). Net cash is the difference between cash inflows and cash outflows from operating and investing activities. One half of the bonus is paid as an annual bonus and is contingent upon achieving the Company-wide EVA targets and net cash targets established for the fiscal year. The other half is granted as a long-term bonus (LT bonus), the amount of which depends on the average attainment of EVA targets or net cash targets over a three-year period. In fiscal 2007, the net cash target was given a significantly higher priority and it was included in the LT bonus for the first time. In any year, the annual bonus and the LT bonus may not exceed 275 percent of the base amount applicable to the variable compensation component.

•	As of fiscal year 2006, the stock-based compensation has consisted only of stock awards.

•	Under the Siemens Defined Contribution Benefit Plan (BSAV), members of the Managing Board receive contributions, the individual amounts of which are determined annually on the basis of a percentage of their respective target annual compensation established by the Chairman’s Committee of the Supervisory Board. A portion of these contributions is accounted for by funding of pension commitments earned prior to transfer to the BSAV. In addition, special contributions may be granted on the basis of individual decisions.

Employment contracts with Managing Board members concluded before June 1, 2007 generally do not include any explicit severance commitment in the event of an early resignation from office. However, severance payments may result from individually agreed termination arrangements. Managing Board contracts concluded on or after June 1, 2007 provide for a compensation payment on premature resignation from office without serious cause, the amount of which must not exceed the value of two years’ compensation (severance payment cap). In addition, non-monetary benefits are settled by a cash payment equal to five percent of the severance payment.

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

In the event of a change of control—i.e. if one or several shareholders acting jointly or in concert acquire a majority of the voting rights in Siemens AG and exercise a controlling influence, or if Siemens AG becomes a dependent enterprise as a result of entering into an enterprise contract within the meaning of § 291 of the German Stock Corporation Act (AktG), or if Siemens AG is to be merged into an existing corporation or other entity—any member of the Managing Board has the right to terminate the contract of employment if such change of control results in a substantial change in position (e.g. due to a change in corporate strategy or a change in the Managing Board member’s duties and responsibilities). If this right of termination is exercised, the Managing Board member will receive a severance payment which amounts to the target annual compensation applicable at the time of contract termination for the remaining contractual term of office, but at least for a period of three years. In addition, non-monetary benefits are settled by a cash payment equal to five percent of the severance payment. No severance payments are made if the Managing Board member receives benefits from third parties in connection with a change of control. A right of termination does not exist if the change of control occurs within a period of twelve (12) months prior to a Managing Board member’s retirement.

Upon leaving office as President and member of the Managing Board, Dr. Klaus Kleinfeld agreed to a non-compete arrangement not included in his original service agreement that prevents him from working for Siemens’ major competitors, including any of their affiliated companies. In addition, Dr. Kleinfeld undertook to act as consultant to the Managing and Supervisory Boards of Siemens AG in connection with the Company’s strategic direction and issues concerning its organizational and personnel structure during Peter Löscher’s job orientation phase. In consideration of the non-compete arrangement, the additional consulting services, and in settlement of other claims, Dr. Kleinfeld was promised payments totaling €5.75 million and the non-forfeiture of 11,437 stock awards.

On November 7, 2007 and November 17, 2007, respectively, the Chairman’s Committee of the Supervisory Board determined the values of stock awards and the bonus awards to be granted, after assessing the attainment of the targets set at the start of the fiscal year.

For the fiscal year 2007, the aggregate cash compensation amounted to €33.2 million (2006: €27.8 million) and total remuneration amounted to €41.7 million (2006: €30.4 million), representing an increase in total remuneration of 37.2 percent.

The following compensation was determined for the members of the Managing Board for fiscal year 2007 (individual disclosure):

			Fair value of stock-
	Cash compensation		based compensation		Total
	2007	2006	2007	2006	2007	2006
	(Amounts in €)(1)

Peter Löscher(2)	1,710,038	—	1,000,065	—	2,710,103	—
Dr. Klaus Kleinfeld(2)	5,332,028	3,248,462	750,000	375,058	6,082,028	3,623,520
Prof. Johannes Feldmayer(3)	3,006,107	2,363,217	—	250,016	3,006,107	2,613,233
Dr. Thomas Ganswindt(4)	—	2,420,147	—	—	—	2,420,147
Dr. Heinrich Hiesinger(5)	763,376	—	750,025	—	1,513,398	—
Joe Kaeser(6)	2,502,886	963,983	750,025	300,046	3,252,911	1,264,029
Prof. Dr. Edward G. Krubasik(4)	—	2,453,825	—	—	—	2,453,825
Rudi Lamprecht	2,993,188	2,272,986	750,025	250,016	3,743,213	2,523,002
Heinz-Joachim Neubürger(6)	—	1,422,636	—	—	—	1,422,636
Dr. Jürgen Radomski	2,993,142	2,351,448	750,025	250,016	3,743,167	2,601,464
Prof. Dr. Hermann Requardt(7)	2,560,568	913,559	750,025	200,054	3,310,593	1,113,613
Dr. Uriel J. Sharef	3,002,607	2,360,975	750,025	250,016	3,752,632	2,610,991
Prof. Dr. Klaus Wucherer	3,006,413	2,350,989	750,025	250,016	3,756,438	2,601,005
Eduardo Montes(8)	2,606,764	1,071,137	750,025	200,054	3,356,789	1,271,191
Prof. Dr. Erich R. Reinhardt(8)	2,679,371	2,038,914	750,025	200,054	3,429,396	2,238,968
Prof. Dr. Claus Weyrich(4)(8)	—	1,606,982	—	—	—	1,606,982

Total	33,156,485	27,839,260	8,500,290	2,525,346	41,656,775	30,364,606

(1)	The fair value of the stock-based compensation relates to stock awards granted in November 2007 and 2006 for fiscal years 2007 and 2006, respectively. Dr. Klaus Kleinfeld’s stock-based compensation is settled in cash. The amounts for 2006 shown in this table are those obtained after reducing the variable cash bonus and the stock-based compensation in connection with the transfer of Managing Board remuneration to the hardship fund for BenQ Mobile employees in Germany.

(2)	Effective June 30, 2007, Dr. Klaus Kleinfeld resigned from his offices as a full member of the Managing Board and as CEO and President of the Managing Board of Siemens AG. The full term of his service agreement would have expired on September 30, 2007. Effective July 1, 2007, Peter Löscher was elected a full member of the Managing Board and appointed Chief Executive Officer and President of the Managing Board of Siemens AG.

(3)	Prof. Johannes Feldmayer had been suspended since March 28, 2007 and left the Managing Board, effective September 30, 2007.

(4)	Dr. Thomas Ganswindt, Prof. Dr. Edward G. Krubasik and Prof. Dr. Claus Weyrich resigned from the Managing Board, effective September 30, 2006.

(5)	Dr. Heinrich Hiesinger was elected a full member of the Managing Board, effective June 1, 2007.

(6)	On May 1, 2006, Joe Kaeser succeeded Heinz-Joachim Neubürger, who resigned from the Managing Board on April 30, 2006, as a full member of the Managing Board of Siemens AG.

(7)	Prof. Dr. Hermann Requardt was elected a full member of the Managing Board, effective October 1, 2006.

(8)	Deputy members of the Managing Board.

The following table describes the details of cash compensation on an individual basis:

	Cash compensation
	Salary		Annual bonus		LT bonus		Other(2)		Total
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
	(Amounts in €)(1)

Peter Löscher(3)	495,000	—	604,132	—	604,132	—	6,774	—	1,710,038	—
Dr. Klaus Kleinfeld(3)	1,704,320	1,160,480	1,796,750	1,055,707	1,796,750	998,721	34,208	33,554	5,332,028	3,248,462
Prof. Johannes Feldmayer(4)	936,000	845,520	1,119,737	747,819	910,822	728,408	39,548	41,470	3,006,107	2,363,217
Dr. Thomas Ganswindt(5)	—	755,040	—	835,790	—	715,529	—	113,788	—	2,420,147
Dr. Heinrich Hiesinger(6)	260,000	—	311,038	—	189,566	—	2,769	—	763,373	—
Joe Kaeser(7)	780,000	325,000	933,114	337,448	756,990	291,460	32,782	10,075	2,502,886	963,983
Prof. Dr. Edward G. Krubasik(5)	—	755,040	—	835,790	—	817,839	—	45,156	—	2,453,825
Rudi Lamprecht	936,000	845,520	1,119,737	747,819	910,822	651,022	26,629	28,625	2,993,188	2,272,986
Heinz-Joachim Neubürger(7)	—	440,440	—	487,544	—	477,073	—	17,579	—	1,422,636
Dr. Jürgen Radomski	936,000	845,520	1,119,737	747,819	910,822	728,408	26,583	29,701	2,993,142	2,351,448
Prof. Dr. Hermann Requardt(8)	780,000	291,750	933,114	321,558	814,320	292,633	33,134	7,618	2,560,568	913,559
Dr. Uriel J. Sharef	936,000	845,520	1,119,737	747,819	910,822	728,408	36,048	39,228	3,002,607	2,360,975
Prof. Dr. Klaus Wucherer	936,000	845,520	1,119,737	747,819	910,822	728,408	39,854	29,242	3,006,413	2,350,989
Eduardo Montes(9)	780,000	325,000	933,114	400,416	824,499	330,411	69,151	15,310	2,606,764	1,071,137
Prof. Dr. Erich R. Reinhardt(9)	780,000	714,990	1,026,051	658,513	843,024	633,237	30,296	32,174	2,679,371	2,038,914
Prof. Dr. Claus Weyrich(5) (9)	—	505,500	—	543,031	—	531,368	—	27,083	—	1,606,982

Total	10,259,320	9,500,840	12,135,998	9,214,892	10,383,391	8,652,925	377,776	470,603	33,156,485	27,839,260

(1)	The amounts for 2006 shown in this table are those obtained after reducing the variable cash bonus in connection with the transfer of Managing Board remuneration to the hardship fund for BenQ Mobile employees in Germany.

(2)	Other compensation includes non-cash benefits in the form of company cars of €282,102 (2006: €300,753), subsidized insurance of €48,634 (2006: €80,527), accommodation and moving expenses of €47,040 (2006: €10,500), and a cash settlement of stock awards of €0 (2006: €78,823).

(3)	Effective June 30, 2007, Dr. Klaus Kleinfeld resigned from his offices as a full member of the Managing Board and as CEO and President of the Managing Board of Siemens AG. The full term of his service agreement would have expired on September 30, 2007. Effective July 1, 2007, Peter Löscher was elected a full member of the Managing Board and appointed Chief Executive Officer and President of the Managing Board of Siemens AG.

(4)	Prof. Johannes Feldmayer had been suspended since March 28, 2007 and left the Managing Board, effective September 30, 2007.

(5)	Dr. Thomas Ganswindt, Prof. Dr. Edward G. Krubasik and Prof. Dr. Claus Weyrich resigned from the Managing Board, effective September 30, 2006.

(6)	Dr. Heinrich Hiesinger was elected a full member of the Managing Board, effective June 1, 2007.

(7)	On May 1, 2006, Joe Kaeser succeeded Heinz-Joachim Neubürger, who resigned from the Managing Board on April 30, 2006, as a full member of the Managing Board of Siemens AG.

(8)	Prof. Dr. Hermann Requardt was elected a full member of the Managing Board, effective October 1, 2006.

(9)	Deputy members of the Managing Board.

To compensate him for short-term and long-term pecuniary disadvantages arising as a result of his change from Merck & Co., Inc., USA, to Siemens AG, Peter Löscher was promised a total amount of €8.5 million. It was agreed with Peter Löscher that the Company will add this amount to his defined contribution pension account (BSAV) in January 2008.

Both the number of units and the values of the stock-based compensation components are shown in the following table. The stock awards were recorded at the market price of the Siemens stock on the date of commitment less the present value of dividends expected during the holding period, because stock awards are not eligible to receive dividends. The resulting value amounted to €97.94 (2006: €67.70).

Accordingly, stock-based compensation was as follows:

	Stock awards(2)		Fair value of stock awards(2)
Stock-based compensation	2007	2006	2007	2006
	(Number of units)(1)		(Expressed in €)(1)

Peter Löscher(3)	10,211	—	1,000,065	—
Dr. Klaus Kleinfeld(3)	—	5,540	750,000	375,058
Prof. Johannes Feldmayer(4)	—	3,693	—	250,016
Dr. Thomas Ganswindt(5)	—	—	—	—
Dr. Heinrich Hiesinger(6)	7,658	—	750,025	—
Joe Kaeser(7)	7,658	4,432	750,025	300,046
Prof. Dr. Edward G. Krubasik(5)	—	—	—	—
Rudi Lamprecht	7,658	3,693	750,025	250,016
Heinz-Joachim Neubürger(7)	—	—	—	—
Dr. Jürgen Radomski	7,658	3,693	750,025	250,016
Prof. Dr. Hermann Requardt(8)	7,658	2,955	750,025	200,054
Dr. Uriel J. Sharef	7,658	3,693	750,025	250,016
Prof. Dr. Klaus Wucherer	7,658	3,693	750,025	250,016
Eduardo Montes(9)	7,658	2,955	750,025	200,054
Prof. Dr. Erich R. Reinhardt(9)	7,658	2,955	750,025	200,054
Prof. Dr. Claus Weyrich(5) (9)	—	—	—	—

Total	79,133	37,302	8,500,290	2,525,346

(1)	The fair value of the stock-based compensation relate to stock awards granted in November 2007 and 2006 for fiscal years 2007 and 2006, respectively. The amounts for 2006 shown in this table are those obtained after reducing the stock-based compensation in connection with the transfer of Managing Board remuneration to the hardship fund for BenQ Mobile employees in Germany.

(2)	After a holding period of three (2006: four) years, the stock awards will be settled on November 8, 2010 (awards granted for fiscal year 2006 on November 10, 2010). Under the stock award agreement, the eligible recipients will receive a corresponding number of Siemens shares without additional payment. Dr. Klaus Kleinfeld’s stock-based compensation is settled in cash.

(3)	Effective June 30, 2007, Dr. Klaus Kleinfeld resigned from his offices as a full member of the Managing Board and as CEO and President of the Managing Board of Siemens AG. The full term of his service agreement would have expired on September 30, 2007. Effective July 1, 2007, Peter Löscher was elected a full member of the Managing Board and appointed Chief Executive Officer and President of the Managing Board of Siemens AG.

(4)	Prof. Johannes Feldmayer had been suspended since March 28, 2007 and left the Managing Board, effective September 30, 2007.

(5)	Dr. Thomas Ganswindt, Prof. Dr. Edward G. Krubasik and Prof. Dr. Claus Weyrich resigned from the Managing Board, effective September 30, 2006.

(6)	Dr. Heinrich Hiesinger was elected a full member of the Managing Board, effective June 1, 2007.

(7)	On May 1, 2006, Joe Kaeser succeeded Heinz-Joachim Neubürger, who resigned from the Managing Board on April 30, 2006, as a full member of the Managing Board of Siemens AG.

(8)	Prof. Dr. Hermann Requardt was elected a full member of the Managing Board, effective October 1, 2006.

(9)	Deputy members of the Managing Board.

The following table contains information concerning the stock awards and stock options held by members of the Managing Board that were components of the stock-based compensation in fiscal year 2007 and prior years. The stock options were issued in fiscal years 1999 through 2005 under the terms and conditions of the 1999 and 2001 Siemens Stock Option Plans approved by the Annual Shareholders’ Meetings on February 18, 1999 and February 22, 2001 (for details on the Siemens Stock Option Plans “Notes to Consolidated Financial Statements).”

	Stock awards
	Balance at beginning		Granted		Vested		Forfeited		Balance at end
	of fiscal year 2007		during fiscal year		during fiscal year		during fiscal year		of fiscal year 2007(6)
		Weighted		Weighted \		Weighted		Weighted		Weighted \
		average		average		average		average		average
		grant-date		grant-date		grant-date		grant-date		grant-date
	Awards	fair value	Awards	fair value	Awards	fair value	Awards	fair value	Awards	fair value
	(Amounts in number or in €)

Peter Löscher(1)	—	—	—	—	—	—	—	—	—	—
Dr. Klaus Kleinfeld(1)	22,555	56.61	5,540	67.70	—	—	—	—	28,095	58.80
Prof. Johannes Feldmayer(2)	21,149	56.45	3,693	67.70	—	—	8,254	61.49	16,588	56.44
Dr. Heinrich Hiesinger(3)	1,942	56.45	2,481	67.70	—	—	—	—	4,423	62.76
Joe Kaeser	1,785	56.49	4,432	67.70	—	—	—	—	6,217	64.48
Rudi Lamprecht	10,211	57.06	3,693	67.70	—	—	—	—	13,904	59.89
Dr. Jürgen Radomski	22,788	56.71	3,693	67.70	—	—	—	—	26,481	58.24
Prof. Dr. Hermann Requardt(4)	2,244	56.59	2,955	67.70	—	—	—	—	5,199	62.91
Dr. Uriel J. Sharef	22,912	56.73	3,693	67.70	—	—	—	—	26,605	58.25
Prof. Dr. Klaus Wucherer	22,912	56.73	3,693	67.70	—	—	—	—	26,605	58.25
Eduardo Montes(5)	1,128	56.53	2,955	67.70	—	—	—	—	4,083	64.62
Prof. Dr. Erich R. Reinhardt(5)	3,199	56.58	2,955	67.70	—	—	—	—	6,154	61.92

Total	132,825	56.67	39,783	67.70	—	—	8,254	61.49	164,354	59.10

	Stock options
	Balance at beginning		Granted		Exercised		Forfeited		Balance at end
	of fiscal year 2007		during fiscal year		during fiscal year		during fiscal year		of fiscal year 2007(6)
		Weighted		Weighted		Weighted		Weighted		Weighted
		average		average		average		average		average
		exercise		exercise		exercise		exercise		exercise
	Options	price	Options	price	Options	price	Options	price	Options	price
	(Amounts in number or in €)

Peter Löscher(1)	—	—	—	—	—	—	—	—	—	—
Dr. Klaus Kleinfeld(1)	129,925	72.26	—	—	78,510	69.45	51,415	76.55	—	—
Prof. Johannes Feldmayer(2)	102,255	76.19	—	—	61,310	74.79	40,945	78.28	—	—
Dr. Heinrich Hiesinger(3)	53,255	72.47	—	—	22,500	66.73	7,000	87.19	23,755	73.56
Joe Kaeser	47,800	73.54	—	—	1,950	86.23	7,000	87.19	38,850	70.44
Rudi Lamprecht	101,965	72.52	—	—	45,500	67.65	11,000	87.19	45,465	73.85
Dr. Jürgen Radomski	143,730	72.32	—	—	99,785	69.42	15,000	87.19	28,945	74.59
Prof. Dr. Hermann Requardt(4)	51,880	77.31	—	—	13,900	76.89	10,500	87.19	27,480	73.74
Dr. Uriel J. Sharef	139,980	71.94	—	—	13,500	86.23	15,000	87.19	111,480	68.16
Prof. Dr. Klaus Wucherer	139,980	71.94	—	—	43,500	63.80	15,000	87.19	81,480	73.49
Eduardo Montes(5)	27,700	78.30	—	—	3,900	86.23	6,000	87.19	17,800	73.57
Prof. Dr. Erich R. Reinhardt(5)	95,450	72.30	—	—	20,000	53.70	12,000	87.19	63,450	75.35

Total	1,033,920	73.08	—	—	404,355	69.57	190,860	82.41	438,705	72.27

(1)	Effective June 30, 2007, Dr. Klaus Kleinfeld resigned from his offices as a full member of the Managing Board and as CEO and President of the Managing Board of Siemens AG. The full term of his service agreement would have expired on September 30, 2007. Effective July 1, 2007, Peter Löscher was elected a full member of the Managing Board and appointed Chief Executive Officer and President of the Managing Board of Siemens AG.

(2)	Prof. Johannes Feldmayer had been suspended since March 28, 2007 and left the Managing Board, effective September 30, 2007.

(3)	Dr. Heinrich Hiesinger was elected a full member of the Managing Board, effective June 1, 2007.

(4)	Prof. Dr. Hermann Requardt was elected a full member of the Managing Board, effective October 1, 2006.

(5)	Deputy members of the Managing Board.

(6)	Amounts do not include stock awards granted in November 2007 for fiscal year 2007. For details see above. However, these amounts may include stock awards or stock options received as compensation by the Managing Board member before appointment to the Managing Board.

		Options outstanding		Options exercisable
		at September 30, 2007		at September 30, 2007
			Weighted		Weighted
		Number of	average	Number of	average
		options	remaining life	options	remaining life
Stock options	Exercise price	outstanding	(in years)	exercisable	(in years)
	(Amounts in number of units or in €)

Peter Löscher(1)	—	—	—	—	—
Dr. Klaus Kleinfeld(1)	—	—	—	—	—
Prof. Johannes Feldmayer(2)	—	—	—	—	—
Dr. Heinrich Hiesinger(3)	72.54	11,910	2.2	11,910	2.2
Dr. Heinrich Hiesinger(3)	74.59	11,845	3.2	—	—
Joe Kaeser	53.70	6,000	0.1	6,000	0.1
Joe Kaeser	73.25	11,000	1.2	11,000	1.2
Joe Kaeser	72.54	10,355	2.2	10,355	2.2
Joe Kaeser	74.59	11,495	3.2	—	—
Rudi Lamprecht	72.54	16,520	2.2	16,520	2.2
Rudi Lamprecht	74.59	28,945	3.2	—	—
Dr. Jürgen Radomski	74.59	28,945	3.2	—	—
Prof. Dr. Hermann Requardt(4)	72.54	11,390	2.2	11,390	2.2
Prof. Dr. Hermann Requardt(4)	74.59	16,090	3.2	—	—
Dr. Uriel J. Sharef	53.70	30,000	0.1	30,000	0.1
Dr. Uriel J. Sharef	73.25	25,000	1.2	25,000	1.2
Dr. Uriel J. Sharef	72.54	27,535	2.2	27,535	2.2
Dr. Uriel J. Sharef	74.59	28,945	3.2	—	—
Prof. Dr. Klaus Wucherer	73.25	25,000	1.2	25,000	1.2
Prof. Dr. Klaus Wucherer	72.54	27,535	2.2	27,535	2.2
Prof. Dr. Klaus Wucherer	74.59	28,945	3.2	—	—
Eduardo Montes(5)	73.25	4,000	1.2	4,000	1.2
Eduardo Montes(5)	72.54	6,215	2.2	6,215	2.2
Eduardo Montes(5)	74.59	7,585	3.2	—	—
Prof. Dr. Erich R. Reinhardt(5)	86.23	8,775	0.2	8,775	0.2
Prof. Dr. Erich R. Reinhardt(5)	73.25	15,000	1.2	15,000	1.2
Prof. Dr. Erich R. Reinhardt(5)	72.54	16,250	2.2	16,520	2.2
Prof. Dr. Erich R. Reinhardt(5)	74.59	23,155	3.2	—	—

Total	—	438,705	—	252,755	—

		Weighted
		average market
		price on date
Stock options exercised in fiscal year 2007	Number of units	of exercise
	(Amounts in number of units or in €)

Peter Löscher(1)	—	—
Dr. Klaus Kleinfeld(1)	78,510	90.40
Prof. Johannes Feldmayer(2)	61,310	90.49
Dr. Heinrich Hiesinger(3)	22,500	86.09
Joe Kaeser	1,950	87.49
Rudi Lamprecht	45,500	89.84
Dr. Jürgen Radomski	99,785	91.71
Prof. Dr. Hermann Requardt(4)	13,900	96.24
Dr. Uriel J. Sharef	13,500	88.40
Prof. Dr. Klaus Wucherer	43,500	95.32
Eduardo Montes(5)	3,900	87.49
Prof. Dr. Erich R. Reinhardt(5)	20,000	89.20

Total	404,355	91.00

(1)	Effective June 30, 2007, Dr. Klaus Kleinfeld resigned from his offices as a full member of the Managing Board and as CEO and President of the Managing Board of Siemens AG. The full term of his service agreement would have expired on September 30, 2007. Effective July 1, 2007, Peter Löscher was elected a full member of the Managing Board and appointed Chief Executive Officer and President of the Managing Board of Siemens AG.

(2)	Prof. Johannes Feldmayer had been suspended since March 28, 2007 and left the Managing Board, effective September 30, 2007.

(3)	Dr. Heinrich Hiesinger was elected a full member of the Managing Board, effective June 1, 2007.

(4)	Prof. Dr. Hermann Requardt was elected a full member of the Managing Board, effective October 1, 2006.

(5)	Deputy members of the Managing Board.

Pension benefit commitments—With the realignment of the German pension plan of Siemens AG into a Defined Contribution Benefit Plan (BSAV), the system of defined benefits for members of the Managing Board was also replaced with effect from October 1, 2004 by a pension benefit system based on contributions by the Company. Pension benefits earned through September 30, 2004 were not affected. The amount of the contributions to the BSAV is determined annually by the Chairman’s Committee of the Supervisory Board. The contributions under the BSAV are added to the personal pension account each January following the close of the fiscal year, with value date on January 1. Until the beneficiary’s time of retirement, the pension account is credited on January 1 each year with an annual interest payment (guaranteed interest).

For fiscal year 2007, the members of the Managing Board were granted contributions under the BSAV totaling €13.6 million (2006: €4.2 million), based on a resolution adopted by the Chairman’s Committee of the Supervisory Board on November 7, 2007. Of this amount, €0.7 million (2006: €0.7 million) relates to funding of pension commitments earned prior to transfer to the BSAV and the remaining €12.9 million (2006: €3.5 million) to contributions granted under the BSAV.

The following table shows on an individual basis, among other things, the contributions (additions) under the BSAV attributable to the members of the Managing Board for fiscal year 2007.

	Information pursuant to Section 4.2.5 para. 2, 2nd sentence of the
	German Corporate Governance Code
				Of which, funding
	Balance			of pension
	of BSAV account			commitments earned	Of which,
	at September 30,	Total contribution		prior to transfer	contributions to
Defined Contribution Benefit Plan (BSAV)	2007(1)	for fiscal 2007		to the BSAV	the BSAV account
	(Amounts in €)

Peter Löscher(2)	—	280,000		—	280,000
	—	8,500,000	(3)	—	8,500,000
Dr. Klaus Kleinfeld(2)	1,095,556	805,000		154,700	650,300
Prof. Johannes Feldmayer(4)	672,143	524,160		129,908	394,252
Dr. Heinrich Hiesinger(5)	246,731	436,800		31,322	405,478
Joe Kaeser	544,341	436,800		24,097	412,703
Rudi Lamprecht	707,329	524,160		112,554	411,606
Dr. Jürgen Radomski(6)	—	—		—	—
Prof. Dr. Hermann Requardt(7)	496,554	436,800		27,816	408,984
Dr. Uriel J. Sharef	673,800	370,000		—	370,000
Prof. Dr. Klaus Wucherer	673,800	370,000		—	370,000
Eduardo Montes(8)	138,011	436,800		74,375	362,425
Prof. Dr. Erich R. Reinhardt(8)	571,513	436,800		102,637	334,163

Total	5,819,778	13,557,320		657,409	12,899,911

(1)	In each case, including the additions in January 2007, but without reflecting minimum interest of currently 2.25% accrued in the meantime.

(2)	Effective June 30, 2007, Dr. Klaus Kleinfeld resigned from his offices as a full member of the Managing Board and as CEO and President of the Managing Board of Siemens AG. The full term of his service agreement would have expired on September 30, 2007. Effective July 1, 2007, Peter Löscher was elected a full member of the Managing Board and appointed Chief Executive Officer and President of the Managing Board of Siemens AG.

(3)	Special addition as of January 2008, for details see above (p. 99).

(4)	Prof. Johannes Feldmayer had been suspended since March 28, 2007 and left the Managing Board, effective September 30, 2007.

(5)	Dr. Heinrich Hiesinger was elected a full member of the Managing Board, effective June 1, 2007.

(6)	Dr. Jürgen Radomski was not transferred to the BSAV.

(7)	Prof. Dr. Hermann Requardt was elected a full member of the Managing Board, effective October 1, 2006.

(8)	Deputy members of the Managing Board.

The defined benefit obligation (DBO) of all pension commitments to members of the Managing Board as of September 30, 2007 amounted to €46.0 million (2006: €54.8 million), which amount is included in Note 23 of the “Notes to Consolidated Financial Statements.”

Former members of the Managing Board and their surviving dependents received emoluments within the meaning of § 314 (1), no. 6 b of the HGB totaling €16.0 million (2006: €14.4 million) for the year ended September 30, 2007.

The defined benefit obligation (DBO) of all pension commitments to former members of the Managing Board and their surviving dependents as of September 30, 2007 amounted to €134.8 million (2006: €125.6 million), which amount is included in Note 23 of the “Notes to Consolidated Financial Statements.”

No loans from the Company are provided to members of the Managing Board.

The Company has provided a guarantee in the amount of €4.5 million as security for a collateral guarantee in the total amount of €5 million to be provided by a former member of the Managing Board (for details see Item 4: “Information about the Company—Legal Proceedings.”)

Supervisory Board Remuneration

The remuneration of the members of the Supervisory Board was determined at the Annual Shareholders’ Meeting through shareholder approval of a proposal by the Managing and Supervisory Boards. Details of the remuneration are set forth in the Articles of Association of Siemens AG.

The remuneration of the members of the Supervisory Board is based on the Company’s size, the assignments and responsibilities of the Supervisory Board members, and the Company’s overall business position and performance. In addition to a fixed compensation component, the remuneration includes variable compensation based on the Company’s short-term and long-term performance. The Chairman, the Deputy Chairmen, as well as the Chairman and the members of the Audit Committee receive additional compensation. The members of the Compliance Committee and the Nominating Committee do not receive additional compensation for these services in fiscal year 2007.

The current remuneration policies for the Supervisory Board were authorized at the Annual Shareholders’ Meeting of January 27, 2005. Details are set out in § 17 of the Articles of Association of Siemens AG.

As a result, the remuneration of Supervisory Board members for fiscal year 2007 includes three components:

•	a fixed compensation component,

•	a short-term compensation component based on earnings per share, and

•	a long-term compensation component based on earnings per share.

In accordance with these remuneration policies, each Supervisory Board member receives fixed compensation of €50,000 per year and short-term variable compensation of €150 per year for each €0.01 of earnings per share as disclosed in the Consolidated Financial Statements in excess of a minimum amount of €1.00. This minimum amount will be increased annually by 10 percent, beginning with the fiscal year starting on October 1, 2005. In addition, long-term compensation in the amount of €50,000 is granted, payable after expiration of the then applicable five-year term of the Supervisory Board. This long-term compensation will only be paid if earnings per share at the end of the Supervisory Board’s term of office have increased by more than 50 percent compared to the beginning of the term of office. Earnings per share, on which the calculation of the Supervisory Board’s remuneration is based, has to be adjusted for significant extraordinary items. For fiscal year 2007, the Supervisory Board’s remuneration was determined on the basis of earnings per share in the amount of €4.76, after adjustment for significant extraordinary items. The long-term compensation which was introduced as of the fiscal year beginning on October 1, 2004 will be payable on a pro rata basis upon expiration of the current Supervisory Board’s term of office, i.e. after the close of the Annual Shareholders’ Meeting on January 24, 2008. The required increase, determined on a pro rata basis, in earnings per share compared to the beginning of the term of office was achieved.

The Chairman of the Supervisory Board receives double, and each Deputy Chairman 1.5 times, the amounts of the fixed compensation and the short-term variable compensation of an ordinary member. Each member of the committees and additionally the chairmen of these committees (in each case other than the Chairman’s Committee, the Mediation Committee, and the Ownership Rights Committee) each receive an additional half of the fixed and the short-term variable compensation. The members of the Supervisory Board are reimbursed for any out-of-pocket expenses incurred in connection with their duties and for any sales taxes to be paid on their remuneration. In consideration for the performance of his duties, the Chairman of the Supervisory Board is furthermore entitled to an office with secretarial support and use of the Siemens carpool service.

	2007				2006
		Short-term	Long-term			Short-term	Long-term
	Fixed	variable	variable		Fixed	variable	variable
	compensation	compensation	compensation(1)	Total	compensation	compensation	compensation	Total
				(Amounts in €)

Dr. Gerhard Cromme(2) (3)	114,583	122,031	33,333	269,947	100,000	69,000	—	169,000
Prof. Dr. Heinrich v. Pierer(2) (3)	72,917	77,656	23,333	173,906	125,000	86,250	—	211,250
Ralf Heckmann(3)	100,000	106,500	33,333	239,833	100,000	69,000	—	169,000
Dr. Josef Ackermann(3)	75,000	79,875	33,333	188,208	75,000	51,750	—	126,750
Lothar Adler	50,000	53,250	33,333	136,583	50,000	34,500	—	84,500
Gerhard Bieletzki	50,000	53,250	33,333	136,583	50,000	34,500	—	84,500
John David Coombe	62,500	66,563	33,333	162,396	50,000	34,500	—	84,500
Hildegard Cornudet	50,000	53,250	33,333	136,583	50,000	34,500	—	84,500
Birgit Grube	50,000	53,250	33,333	136,583	50,000	34,500	—	84,500
Bettina Haller(4)	25,000	26,625	8,333	59,958	—	—	—	—
Heinz Hawreliuk(3)	75,000	79,875	33,333	188,208	75,000	51,750	—	126,750
Berthold Huber	50,000	53,250	33,333	136,583	50,000	34,500	—	84,500
Prof. Dr. Walter Kröll	50,000	53,250	33,333	136,583	50,000	34,500	—	84,500
Prof. Dr. Michael Mirow(2)	25,000	26,625	8,333	59,958	—	—	—	—
Wolfgang Müller(5)	16,667	17,750	23,333	57,750	50,000	34,500	—	84,500
Georg Nassauer(4)	25,000	26,625	25,000	76,625	50,000	34,500	—	84,500
Thomas Rackow(6)	50,000	53,250	20,833	124,083	37,500	25,875	—	63,375
Dieter Scheitor(5)	37,500	39,938	10,833	88,271	—	—	—	—
Dr. Albrecht Schmidt	50,000	53,250	33,333	136,583	50,000	34,500	—	84,500
Dr. Henning Schulte-Noelle(3)	87,500	93,188	33,333	214,021	75,000	51,750	—	126,750
Peter von Siemens	50,000	53,250	33,333	136,583	50,000	34,500	—	84,500
Jerry I. Speyer	50,000	53,250	33,333	136,583	50,000	34,500	—	84,500
Lord Iain Vallance of Tummel	50,000	53,250	33,333	136,583	50,000	34,500	—	84,500
Klaus Wigand(6)	—	—	13,333	13,333	16,667	11,500	—	28,167

Total	1,266,667	1,349,001	666,659	3,282,327	1,254,167	865,375	—	2,119,542

(1)	The amounts are subject to continuing membership on the Supervisory Board until the close of the Annual Shareholders’ Meeting on January 24, 2008. In the event of prior resignation from the Supervisory Board, the amount payable will be reduced on a pro rata basis. Supervisory Board members who left the Supervisory Board after October 1, 2004 receive long-term variable compensation on a pro rata basis. For his services on the Supervisory Board until January 27, 2005, the former Chairman of the Supervisory Board, Dr. Karl-Hermann Baumann, is entitled to receive long-term variable pro rata compensation of €3,333.

(2)	At the beginning of the Supervisory Board meeting on April 25, 2007, Prof. Dr. Heinrich v. Pierer tendered his resignation as a member and as Chairman of the Supervisory Board. In his stead, Dr. Gerhard Cromme was elected Chairman of the Supervisory Board for the remaining term of office of his predecessor until the Annual Shareholders’ Meeting on January 24, 2008. Prof. Dr. Michael Mirow, who had been elected a substitute member, succeeded Prof. Dr. Heinrich v. Pierer as a member of the Supervisory Board.

(3)	Each of Dr. Gerhard Cromme as Chairman of the Supervisory Board and member of the Audit Committee; Ralf Heckmann as Deputy Chairman of the Supervisory Board and a member of the Audit Committee; Dr. Josef Ackermann as Deputy Chairman of the Supervisory Board; Dr. Henning Schulte-Noelle as Chairman and member of the Audit Committee (based on length of service in each position); Heinz Hawreliuk and John David Coombe as members of the Audit Committee receive higher fixed and variable compensation. For his period of office on the Supervisory Board, Prof. Dr. Heinrich v. Pierer, as former Chairman of the Supervisory Board and member of the Audit Committee, also receives higher compensation on a pro rata basis. For his period of office as Chairman of the Audit Committee, Dr. Gerhard Cromme also receives higher compensation on a pro rata basis.

(4)	Bettina Haller, formerly a substitute member of the Supervisory Board, became a member of the Supervisory Board of Siemens AG as a successor to Georg Nassauer with effect from April 1, 2007.

(5)	Dieter Scheitor was appointed a member of the Supervisory Board by court order as a successor to Wolfgang Müller, who resigned from the Supervisory Board at the close of the Annual Shareholders’ Meeting on January 25, 2007.

(6)	Thomas Rackow, formerly a substitute member of the Supervisory Board, became a member of the Supervisory Board as a successor to Klaus Wigand with effect from January 26, 2006.

Under an existing agreement that was extended after the Annual Shareholders’ Meeting 2003 on unchanged terms and conditions and that will expire after the Annual Shareholders’ Meeting on January 24, 2008, Peter von Siemens, as a member of the founder’s family, is entitled to reimbursement of expenses and the provision of a company car and office with secretarial support for representing the Company at official events in Germany and abroad, as well as in various associations.

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

Stock-Based Compensation

Stock Option Plan

We have a stock option plan, the 2001 Siemens Stock Option Plan, for members of our Managing Board, members of the top managements of domestic and foreign subsidiaries and other eligible employees. The authority to distribute options under this plan expired on December 13, 2006. This plan enabled the issuance of non-transferable options exercisable for up to an aggregate of 55 million of our shares, of which options exercisable for no more than 3.3 million shares could have been granted to members of the Managing Board, options exercisable for up to an aggregate of 8.8 million shares could have been granted to members of the top managements of domestic and foreign subsidiaries, and options exercisable for up to 42.9 million shares could have been granted to other eligible employees.

Under the 2001 Stock Option Plan, the Supervisory Board decided annually after the end of each fiscal year how many options to grant to the members of the Managing Board and the Managing Board decided annually how many options to grant to members of the top managements of domestic and foreign subsidiaries and eligible employees. As of October 31, 2007, we had outstanding options exercisable for 8,484,502 shares under our option plans. Options to members of the top managements of domestic and foreign subsidiaries and eligible employees could have been granted within 30 days after publication of quarterly, half-year or yearly results. Options to Managing Board members could have been granted only once a year after publication of the yearly results.

Both the Supervisory Board and the Managing Board decided not to grant any stock options in fiscal 2007. Since the authority to distribute options under this plan expired on December 13, 2006, no further options will be granted under this plan.

The following table sets forth information as to the options we issued to members of our Managing Board during fiscal 2008, 2007 and 2006:

	With respect to	With respect to	With respect to
	options granted in	options granted in	options granted in
	fiscal 2008	fiscal 2007	fiscal 2006

Number of options granted	—	—	315,495
Exercise price	—	—	€74.59
Expiration date	—	—	November 18, 2010

For further details, including the number of stock options granted to the individual members of our Managing Board and their fair value, see “—Compensation.”

The 2001 Stock Option Plan replaced our 1999 Stock Option Plan. The right to exercise options issued under the 1999 Plan expired on November 24, 2007. The exercise price for options issued under the 1999 Plan was equal to the average market price of the Siemens stock during the five trading days preceding the day of grant of the options. Holders of options under the 1999 Plan were able to exercise them during fixed time periods after the publication of our quarterly, half-year or yearly results within a five-year period following a holding period of two years. In addition, these options were exercisable only if the trading price of our shares on the Frankfurt Stock Exchange had reached an exercise threshold, which was based on the Dow Jones Stoxx-Index, at least once during the five-year term of the options. However, options were exercisable only if the threshold had been reached within the six-week period prior to the exercise date. For further information about the terms of these options and the related compensation expenses, see “Notes to Consolidated Financial Statements.”

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

Stock Awards

In November 2004, we introduced stock awards as another means for providing stock-based compensation to our Managing Board, members of the top managements of domestic and foreign subsidiaries, and other eligible employees. Stock awards are commitments to issue or transfer shares of Siemens AG to the grantee. Each stock award is subject to a waiting period of four years (if granted on or before September 30, 2007) or three years (if granted thereafter). Upon expiration of the waiting period, the grantee receives a corresponding number of shares of Siemens AG without additional payment.

Stock awards cannot be transferred, sold, pledged or otherwise encumbered. They can be inherited only by spouses or—in absence of a spouse—by children of the grantee. Stock awards are not entitled to dividends issued during the waiting period.

The Supervisory Board decides annually after the end of each fiscal year how many stock awards to grant to the members of the Managing Board, and the Managing Board decides annually how many stock awards to grant to members of the top managements of domestic and foreign subsidiaries and eligible employees. Stock awards may be granted only once a year within 30 days after publication of the yearly results.

On November 7, 2007, the Supervisory Board decided to grant 79,133 stock awards to members of our Managing Board with a grant date of November 9, 2007. On November 9, 2007, the Managing Board decided to grant 658,488 stock awards to members of the top managements of domestic and foreign subsidiaries and other eligible employees of the Company with a grant date of November 9, 2007.

The fair value of the stock awards is recorded at the market price of the Siemens share on the grant date less the present value of dividends expected during the waiting period. The following table sets forth information as to the stock awards we granted during fiscal 2008, 2007 and 2006:

	With respect to	With respect to	With respect to
	stock awards granted in	stock awards granted in	stock awards granted in
	fiscal 2008	fiscal 2007	fiscal 2006

Number of stock awards granted	737,621	1,232,893	1,076,860
Value per stock award at grant date	€97.94	€67.70	€57.28
Total value of stock awards granted	€72.2 million	€83.5 million	€61.7 million

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

Share ownership

As of October 12, 2007, the Managing Board members serving on the board during the fiscal year held a total of 468,410 Siemens shares as well as stock options and stock awards on Siemens shares (exercisable within sixty days), representing 0.051 percent of the capital stock of Siemens AG. As of the same day, members of the Supervisory Board serving on the board during the fiscal year held a total of 89,580 Siemens shares as well as stock options and stock awards on Siemens shares (exercisable within sixty days), representing 0.01 percent of the capital stock of Siemens AG. These figures do not include 9,904,856 shares, or 1.08 percent of the capital stock, that are held by the von Siemens-Vermögensverwaltung GmbH (vSV)—a German limited liability entity that functions much like a trust—and 24,673,050 shares, or some 2.70 percent of the capital stock, over which the vSV has voting control under a power of attorney. Mr. Peter von Siemens is authorized to vote these shares as a representative of the founder’s family. The vSV is described in more detail under Item 7: “Major Shareholders and Related Party Transactions—Major Shareholders.”

Pursuant to § 15a of the German Securities Trading Act (WpHG), members of the Managing and Supervisory Boards are required to disclose purchases or sales of shares of Siemens AG or financial instruments based on such shares if the total amount of transactions of a board member and any closely associated person is at least €5,000 during any calendar year.

The following transactions were executed in fiscal 2007 and reported to Siemens:

		Function/
		Status at
Trading		Time of		WKN/		Number of	Price
Day	Name	Transaction	Security	ISIN	Trade	Securities	in €	Comment

2/20/2007	Ralf Heckmann	Supervisory Board Member	Siemens Share	7236101	Sale	234	85.25	Regular Sale of Siemens Shares
4/30/2007	Rudi Lamprecht	Managing Board Member	Siemens Share	7236101	Sale	35,000	89.20	Sale in the context of the Siemens Stock Option Plan 2001
4/30/2007	Johannes Feldmayer	Managing Board Member	Siemens Share	7236101	Sale	25,000	89.20	Sale in the context of the Siemens Stock Option Plan 2001
4/30/2007	Erich R. Reinhardt	Managing Board Member	Siemens Share	7236101	Sale	20,000	89.20	Sale in the context of the Siemens Stock Option Plan 2001
5/2/2007	Jürgen Radomski	Managing Board Member	Siemens Share	7236101	Sale	30,000	90.77	Sale in the context of the Siemens Stock Option Plan 2001
5/2/2007	Klaus Kleinfeld	President of Managing Board	Siemens Share	7236101	Sale	69,735	90.77	Sale in the context of the Siemens Stock Option Plan 2001
5/3/2007	Johannes Feldmayer	Managing Board Member	Siemens Share	7236101	Sale	27,535	91.12	Sale in the context of the Siemens Stock Option Plan 2001

		Function/
		Status at
Trading		Time of		WKN/		Number of	Price
Day	Name	Transaction	Security	ISIN	Trade	Securities	in €	Comment

5/3/2007	Jürgen Radomski	Managing Board Member	Siemens Share	7236101	Sale	52,535	91.12	Sale in the context of the Siemens Stock Option Plan 2001
5/4/2007	Thomas Rackow	Supervisory Board Member	Siemens Share	7236101	Sale	5,295	90.19	Sale in the context of the Siemens Stock Option Plan 2001
5/22/2007	Rudi Lamprecht	Managing Board Member	Siemens Share	7236101	Purchase	2,170	92.00	Regular Purchase of Siemens Shares
5/25/2007	Hermann Requardt	Managing Board Member	Siemens Share	7236101	Sale	10,000	97.91	Sale in the context of the Siemens Stock Option Plan 2001
6/5/2007	Klaus Wucherer	Managing Board Member	Siemens Share	7236101	Sale	30,000	98.43	Sale in the context of the Siemens Stock Option Plan 2001
6/8/2007	Jürgen Radomski	Managing Board Member	Siemens Share	7236101	Sale	3,000	94.557	Regular Sale of Siemens Shares
6/20/2007	Thomas Rackow	Supervisory Board Member	Siemens Share	7236101	Sale	2,250	107.38	Sale in the context of the Siemens Stock Option Plan 1999
7/30/2007	Jürgen Radomski	Managing Board Member	Siemens Share	7236101	Sale	17,250	95.12	Sale in the context of the Siemens Stock Option Plan 1999
8/24/2007	Johannes Feldmayer	Managing Board Member	Siemens Share	7236101	Sale	8,775	92.18	Sale in the context of the Siemens Stock Option Plan 1999
9/5/2007	Hermann Requardt	Managing Board Member	Siemens Share	7236101	Sale	3,900	91.97	Sale in the context of the Siemens Stock Option Plan 1999
9/5/2007	Rudi Lamprecht	Managing Board Member	Siemens Share	7236101	Sale	10,500	91.97	Sale in the context of the Siemens Stock Option Plan 1999
9/7/2007	Klaus Wucherer	Managing Board Member	Siemens Share	7236101	Sale	13,500	88.40	Sale in the context of the Siemens Stock Option Plan 1999
9/7/2007	Uriel Jonathan Sharef	Managing Board Member	Siemens Share	7236101	Sale	13,500	88.40	Sale in the context of the Siemens Stock Option Plan 1999
9/7/2007	Heinrich Hiesinger	Managing Board Member	Siemens Share	7236101	Sale	3,000	88.40	Sale in the context of the Siemens Stock Option Plan 1999
9/10/2007	Eduardo Montes	Managing Board Member	Siemens Share	7236101	Sale	3,900	87.49	Sale in the context of the Siemens Stock Option Plan 1999

These transactions were duly published on the Company’s Internet website at www.siemens.com/directors-dealings.

ITEM 7:  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The vSV holds approximately 1.08% of our outstanding shares in trust for, and, in addition, has a power of attorney allowing it to vote approximately 2.70% of our outstanding shares on behalf of members of the Siemens family and family-sponsored foundations. To the extent these shares are voted on behalf of members of the Siemens family or family-sponsored foundations, these shares are voted together by the vSV. The vSV exercises its voting power in respect of these shares upon approval by the chairman of its shareholders’ meeting. As a result, the chairman has voting power over these Siemens shares. The current chairman is Mr. Peter von Siemens, who is also a member of our Supervisory Board. To our knowledge and based on public filings, there is no other single person that may be considered a beneficial owner of 5% or more of our outstanding shares.

As of November 12, 2007, we had approximately 642,000 shareholders. Approximately 75,800 were U.S. holders, of which approximately 366 were registered holders. Based on our share register, U.S. holders held approximately 17.1% of our ordinary shares as of September 30, 2007.

Related Party Transactions

As reflected in the information in the tables above under Item 6: “Directors, Senior Management and Employees—Management—Supervisory Board” and “—Managing Board,” some of our board members hold, or in the last year have held, positions of significant responsibility with other entities. We have relationships with almost all of these entities in the ordinary course of our business whereby we buy and sell a wide variety of products and services on arm’s length terms. Dr. Josef Ackermann is the Chairman of the Management Board of Deutsche Bank AG. Our transactions with Deutsche Bank AG are conducted on arm’s length basis and include securities underwriting, other investment banking services, and credit, money market and foreign exchange business.

During the last fiscal year, there were no loans outstanding to members of our management.

We have a number of significant equity investments in large companies. We have relationships with many of these entities in the ordinary course of business whereby we buy and sell a wide variety of products and services on arm’s length terms. Our principal equity investments are BSH Bosch und Siemens Hausgeräte, Fujitsu Siemens Computers and since April 2007 Nokia Siemens Networks B.V., the Netherlands (NSN), which are included in our Strategic Equity Investments (SEI), and Areva NP. For further information with respect to NSN, see “Notes to Consolidated Financial Statements.” For further information with respect to SEI, see “Item 5: “Operating and Financial Review and Prospects—Fiscal 2007 Compared to Fiscal 2006—Segment Information Analysis—Strategic Equity Investments.”

The Company has provided a guarantee in the amount of €4.5 million as security for a collateral guarantee in the total amount of €5 million to be provided by a former member of the Managing Board (for details see Item 4: “Information on the Company—Legal Proceedings.”) In accordance with German law provisions, the Company has also provided advancements of attorney’s fees to certain present and former members of the Managing and Supervisory Boards in connection with ongoing legal proceedings. These advancements are subject to repayment in the event a member of the Managing Board is found to have violated his obligations to the Company.

For additional information, see “Notes to Consolidated Financial Statements.”

ITEM 8:  FINANCIAL INFORMATION

Information required by this Item is incorporated by reference to Item 4: “Information on the Company—Legal Proceedings,” Item 5: “Operating and Financial Review and Prospects” and Item 17: “Financial Statements.”

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

	Price per				Average
	ordinary share		DAX		daily trading
	High	Low	High	Low	volume(1)
	(€)				(millions of
					shares)

Annual highs and lows
2002	78.52	32.05	5,462.6	2,597.9	6.226
2003	64.85	32.55	3,965.2	2,203.0	6.274
2004	68.30	53.40	4,261.8	3,647.0	4.783
2005	73.78	56.20	5,458.6	4,178.1	4.728
2006	79.77	61.37	6,611.8	5,292.1	5.313
2007(2)	111.17	75.32	8,150.7	6,447.7	7.567
Quarterly highs and lows
2004
First quarter	68.30	57.30	4,151.8	3,726.1	5.426
Second quarter	65.05	54.95	4,134.1	3,754.4	4.885
Third quarter	61.06	53.40	4,035.0	3,647.0	4.564
Fourth quarter	62.54	57.50	4,261.8	3,854.4	4.266
2005
First quarter	63.60	59.08	4,428.1	4,201.8	4.697
Second quarter	63.20	56.20	4,627.5	4,178.1	4.625
Third quarter	66.18	60.28	5,048.7	4,530.2	4.760
Fourth quarter	73.78	60.08	5,458.6	4,806.1	4.829
2006
First quarter	79.25	70.00	5,984.2	5,334.3	4.940
Second quarter	79.77	61.37	6,140.7	5,292.1	6.600
Third quarter	68.80	61.90	6,004.3	5,396.9	4.558
Fourth quarter	76.27	66.91	6,611.8	5,992.2	5.249
2007
First quarter	85.50	75.32	7,027.6	6,447.7	6.660
Second quarter	107.38	79.93	8,090.5	6,937.2	8.594
Third quarter	111.17	86.29	8,105.7	7,270.1	7.992
Fourth quarter(2)	103.77	89.75	8,041.3	7,512.0	6.758
Monthly highs and lows
2007
June	107.38	94.18	8,090.5	7,590.5	9.376
July	111.17	93.57	8,105.7	7,451.7	9.136
August	94.50	86.72	7,638.2	7,270.1	7.825
September	97.05	86.29	7,861.5	7,375.4	6.927
October	99.02	89.75	8,041.3	7,794.9	5.482
November(2)	103.77	91.99	7,880.9	7,512.0	8.485

(1)	Data from Datastream International.

(2)	Up to and including November 23, 2007.

On November 23, 2007, the closing sale price per Siemens AG ordinary share on Xetra was €98.23, which was equivalent to $145.47 per ordinary share, translated at the noon buying rate for euros on such date.

Trading on the New York Stock Exchange

Official trading of Siemens AG ADSs on the New York Stock Exchange (NYSE) commenced on March 12, 2001. Siemens AG ADRs trade under the symbol “SI.”

The following table sets forth, for the calendar periods indicated, the high and low closing sales prices per Siemens AG ADR as reported on the NYSE Composite Tape:

	Price per ADS
	High	Low
	($)

Annual highs and lows
2002	70.45	30.85
2003	79.98	36.61
2004	87.50	65.48
2005	87.02	71.73
2006	98.76	76.66
2007(1)	155.16	98.21
Quarterly highs and lows
2004
First quarter	87.50	69.75
Second quarter	77.35	65.71
Third quarter	75.66	65.48
Fourth quarter	85.00	72.48
2005
First quarter	84.67	77.19
Second quarter	80.40	71.73
Third quarter	80.00	72.55
Fourth quarter	87.02	72.50
2006
First quarter	94.05	84.23
Second quarter	98.76	76.66
Third quarter	87.64	78.80
Fourth quarter	98.59	83.98
2007
First quarter	112.24	98.21
Second quarter	143.17	107.26
Third quarter	154.03	116.75
Fourth quarter(1)	155.16	127.97
Monthly highs and lows
2007
June	143.17	127.29
July	154.03	126.63
August	130.40	116.75
September	140.87	127.97
October	155.16	131.15
November(1)

(1)	Up to and including November 23, 2007.

On November 23, 2007, the closing sales price per Siemens AG ADS on the New York Stock Exchange as reported on the NYSE Composite Tape was $145.89.

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

Corporate Governance

Siemens fully complies with the recommendations of the German Corporate Governance Code (Code), which was first issued in 2002 and later expanded, most recently in June 2007. Our prior exception is no longer applicable since the annual allocation to accrued pension liabilities or pension funds for members of the Managing Board in the case of pension plans is disclosed on an individual basis in this Annual Report (see Item 6: “Directors, Senior Management and Employees—Compensation.”)

The Managing Board and the Supervisory Board of Siemens, respectively, discussed compliance with the recommendations of the Code, in particular with regard to the amendments of June 14, 2007. Based on these deliberations, the Boards approved the Declaration of Conformity (with the Code) which is set forth below, posted on our website and updated as necessary. Siemens voluntarily complies with the Code’s non-obligatory suggestions, with only minor exceptions.

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

Management and Control Structure—The Supervisory Board

As a German stock corporation, Siemens is subject to German corporate law and has a two-tier management and oversight structure, consisting of an 11-member Managing Board and a 20-member Supervisory Board. The German Codetermination Act (Mitbestimmungsgesetz) requires that the Company’s shareholders and its employees each select one-half of the Supervisory Board’s members.

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

The Supervisory Board oversees and advises the Managing Board in its management of Company business. At regular intervals, it discusses business development, planning, strategy and implementation. It also discusses

Siemens’ quarterly and half-yearly reports and approves the annual, stand-alone financial statements of Siemens AG, as well as the Consolidated Financial Statements of Siemens, taking into account both the audit reports provided by the independent auditors and the results of the review conducted by the Audit Committee. It monitors the Company’s adherence to statutory provisions, official regulations and internal Company policies (compliance). In addition, the Supervisory Board appoints the members of the Managing Board and allocates members’ individual duties. Important Managing Board decisions—such as major acquisitions, divestments and financial measures—require Supervisory Board approval. In the Bylaws for the Managing Board, the Supervisory Board has established rules that govern the work of the Managing Board, in particular the allocation of duties among individual Managing Board members, matters reserved for the Managing Board as a whole, and the required majority for Managing Board resolutions.

The Supervisory Board’s Bylaws provide for the establishment of committees—currently six—whose duties, responsibilities and procedures fulfill the requirements of the Code, reflect applicable SOA requirements and incorporate applicable NYSE rules, as well as certain NYSE rules not mandatorily applicable to Siemens AG. Each committee’s chairman provides the Supervisory Board with regular reports regarding the activities of the relevant committee.

The Chairman’s Committee performs the collective tasks of a nominating, compensation and corporate governance committee to the extent that the tasks are not performed by the Nominating Committee (see below). In particular, it makes proposals regarding the appointment of Managing Board members and establishes guidelines for the conditions of employment and for the structure and level of the remuneration of Managing Board members.

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

The Audit Committee oversees the appropriateness and the effectiveness of the Company’s external and internal accounting processes. Together with the independent auditors, it also reviews the Company’s financial statements prepared quarterly, half-yearly and annually by management. On the basis of the independent auditors’ report on the annual financial statements, the Audit Committee makes a recommendation to the Supervisory Board whether or not it should approve those financial statements. In addition, the Audit Committee oversees the Company’s internal control system related to financial reporting and its procedures for assessing, monitoring and managing risk. The Company’s Financial Audit department reports regularly to the Audit Committee. In addition, the Audit Committee monitors the independence, qualifications, rotation and performance of the independent auditors and performs the other functions required of it under the SOA.

The Compliance Committee, which was established in April 2007, comprises the Chairman of the Supervisory Board, two shareholder representatives and two employee representatives. During the currently ongoing compliance investigation, the Compliance Committee is responsible for overseeing the Company’s adherence to statutory provisions, official regulations and internal Company policies (compliance). In addition, the Compliance Committee is responsible for overseeing the currently ongoing compliance investigation, dealing with reports on the independent investigation and reviewing the internal compliance and control systems provided by the independent advisors and other persons appointed by the Compliance Committee.

In July 2007, the Supervisory Board established a Nominating Committee. It is composed of the Chairman of the Supervisory Board and two shareholder representatives. This Nominating Committee is responsible for making recommendations to the Supervisory Board’s shareholder representatives on the shareholder candidates for election to the Supervisory Board by the Annual Shareholders’ Meeting.

The Mediation Committee submits proposals to the Supervisory Board in the event that the Supervisory Board cannot reach the two-thirds majority required to appoint a Managing Board member. The Ownership Rights Committee is responsible for decisions regarding the exercise of Siemens’ shareholder rights in subsidiaries subject to the German Codetermination Act.

The Managing Board

The Managing Board, as the Company’s top management body, is obligated to promote the interests of the Company at all times and to drive sustainable growth in company value. Its nine-member Corporate Executive Committee cooperates with the President and CEO to define overall Company policies and is also responsible for determining the Company’s strategic orientation, planning and finalizing the Company’s budget, allocating resources, and monitoring the executive management of each Group. The Managing Board also prepares the Company’s quarterly and half-yearly reports, the annual, stand-alone financial statements of Siemens AG and the Consolidated Financial Statements of Siemens. The Managing Board is responsible for overseeing compliance by the Company with all applicable provisions of law and official regulations and the Company’s internal policies and works to achieve compliance with these provisions and policies within the Siemens group. For further information about compliance-related activities in fiscal 2007, please refer to Item 4: “Information about the Company—Legal Proceedings” and Item 15: “Controls and Procedures—Remediation Plan.” The Managing Board cooperates closely with the Supervisory Board, informing it regularly, promptly and fully on all issues related to Company strategy and strategy implementation, planning, business development, financial position, earnings, compliance and risks.

Shareholder Relations

Four times each year, Siemens AG reports to its shareholders regarding its business development, financial position and earnings. An ordinary Annual Shareholders’ Meeting normally takes place within the first four months of each fiscal year. The Managing Board facilitates shareholder participation in the meeting through electronic communications—in particular the Internet—and enables shareholders who are unable to attend the meeting to vote by proxy.

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

As part of our investor relations activities, the CEO, the CFO and individual members of the Groups’ executive managements meet regularly with analysts and institutional investors. We hold a conference for analysts at least once a year, as well as telephone conferences with analysts upon the publication of our quarterly results.

Business Conduct Guidelines and Code of Ethics

Our Business Conduct Guidelines and our Code of Ethics for Financial Matters form the basis of our Compliance Program.

The Business Conduct Guidelines, introduced by the Managing Board in 2001, contain binding standards for law-abiding behavior and precise rules regarding, among others, compliance with applicable fair competition and anticorruption laws, handling of donations and gifts, avoidance of conflicts of interest, prohibition of insider trading, and protection of Company assets. They also specify procedures for dealing with complaints. The Business Conduct Guidelines are binding on all Company employees and Managing Board members worldwide. The members of our Supervisory Board also comply with these Guidelines where applicable.

Furthermore, in 2003 the Managing Board and the Supervisory Board implemented a Code of Ethics for Financial Matters, as required by the SOA rules. Both the Business Conduct Guidelines and the Code of Ethics for Financial Matters are available on our Internet website.

The Business Conduct Guidelines and the Code of Ethics for Financial Matters are complemented by numerous other rules that are applicable Company-wide.

As required by the SOA rules, procedures for the receipt, retention and treatment of potential complaints regarding accounting practices as well as procedures for handling relevant reports from specific attorneys (internal and external) have been implemented. Such complaints and comments, including those submitted anonymously, are processed by the Chief Compliance Officer in the case of complaints related to accounting practices, and by the General Counsel in the case of reports form specific attorneys.

In addition to the existing internal procedures for reporting and handling complaints, an external attorney has been engaged to act as an independent ombudsman to provide a new protected communication channel for Siemens employees and third parties. Since August 2007, our customers, suppliers, business partners and employees worldwide have been offered the opportunity to submit reports on violations to the “Tell Us” Compliance Helpdesk, either by telephone or online 24/7. The external provider specializes in the secure and confidential handling of sensitive information. In addition, the Company encourages employees to use a centralized question-and-answer platform. Since September 2007, the “Ask Us” Compliance Helpdesk provides employees with an opportunity to ask questions on compliance-relevant topics. This relates both to the application of compliance-relevant regulations in the day-to-day business and the understanding of requirements for agreements with external partners.

For further information about compliance-related activities in fiscal 2007, please refer to Item 4: “Information about the Company—Legal Proceedings” and Item 15: “Controls and Procedures—Remediation Plan.”

Corporate Governance Guidelines—Our Articles of Association, the Bylaws for the Supervisory Board and those of its most important committees, the Bylaws for the Managing Board, all declarations of conformity, the report on our fulfillment of the requirements of the Code, and various other documents pertaining to our corporate governance may be found on our Internet website at www.siemens.com/corporate_governance.

For details of the compensation of our members of the Managing Board and the Supervisory Board please refer to Item 6: “Directors, Senior Management and Employees—Compensation.”

Significant Differences between Siemens’ Corporate Governance and NYSE Corporate Governance Standards

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

As a company incorporated in Germany, Siemens AG has to comply with the German law applicable to stock corporations (primarily the German Stock Corporation Act) and the German Codetermination Act and follows the recommendations of the German Corporate Governance Code. Furthermore, Siemens complies with applicable rules and regulations of the markets on which its securities are listed, such as the NYSE, and also voluntarily complies with many of the NYSE requirements that by their terms apply only to U.S. domestic issuers. For additional information on our corporate governance, please refer to Item 6: “Directors, Senior Management and Employees” and to the other subsections of this Item 10.

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

Independence—In contrast to the NYSE Standards, which require the board to affirmatively determine the independence of the individual directors with reference to specific tests of independence, German law does not require the Supervisory Board to make such affirmative findings on an individual basis. At the same time, the Bylaws for Siemens’ Supervisory Board contain several provisions to help ensure the independence of the Supervisory Board’s advice and supervision. Furthermore, the members of the Supervisory and Managing Boards are strictly independent from one another; a member of one board is legally prohibited from being concurrently active on the other. Supervisory Board members have independent decision-making authority and are legally prohibited from following the direction or instruction of any affiliated party. Moreover, Supervisory Board members may not enter into advisory, service or certain other contracts with Siemens, unless approved by the Supervisory Board.

Committees—In contrast to the NYSE Standards, which require the creation of several specified board committees, composed of independent directors and operating pursuant to written charters that set forth their tasks and responsibilities, the Supervisory Board of Siemens AG has combined the functions of a nominating, compensation and corporate governance committee substantially in the Chairman’s Committee and has delegated the remaining functions to the Nominating Committee. Both the Audit Committee and the Chairman’s Committee have written bylaws—adopted by the Supervisory Board based on the NYSE Standards—addressing their respective purposes and responsibilities.

The Audit Committee of Siemens AG is subject to the standards of the SOA and the Securities Exchange Act of 1934, as applicable to a foreign private issuer, and performs—in cooperation with the recently established Compliance Committee—functions similar to those of an audit committee subject to the full NYSE Standards. Nevertheless, German law precludes certain responsibilities from being delegated to a committee, such as the selection of the independent auditors, who are required by German law to be elected at the shareholders’ meeting.

In addition, the Supervisory Board of Siemens AG has an Ownership Rights Committee and a Mediation Committee, the latter of which is required by German law. Neither of these two committees is required under the NYSE Standards.

Shareholder Approval of Equity Compensation Plans; Stock Repurchases—The NYSE Standards generally require U.S. domestic companies listed on the NYSE to obtain shareholder approval of all equity compensation plans (including stock option plans) and any material revisions to them. Similarly, our adoption of stock option plans and any material revisions thereto require the approval by our shareholders insofar as any issuance of shares and/or stock options under authorized or contingent capital authorizations requires shareholder approval (which approval requires consideration of the key elements of the applicable option plan or relevant modifications). The 2001 Siemens Stock Option Plan, for example, under which no further options can be issued after December 2006, was approved in 2001 by our shareholders. Similarly, under German law, share buybacks generally require the prior authorization by shareholders. Such approval was provided at our January 25, 2007 Annual Shareholders’ Meeting, and this matter will generally be voted upon annually.

Declaration of Conformity with the Code

At their meetings on November 23 and 28, 2007, respectively, the Managing Board and the Supervisory Board approved the following Declaration of Conformity pursuant to § 161 of the German Stock Corporation Act:

Siemens AG fully complies and will continue to comply with the recommendations of the German Corporate Governance Code (Code) in the version of June 14, 2007. Since making its last Declaration of Conformity dated December 11, 2006, Siemens AG has fully complied with the recommendations of the Code in the version of June 12, 2006 with one exception (no individual disclosure of the annual allocation to accrued pension liabilities or pension funds for members of the Managing Board in the case of pension plans, section 4.2.5 para. 2, 2nd sentence of the Code). This exception no longer applies given the individual disclosure made in the Annual Report 2007.

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

Under German law and our Articles of Association, we must publish notices of shareholders’ meetings in the Federal Gazette at least 30 days prior to the deadline set by the notice in which we ask our shareholders to notify us that they intend to attend the meeting. In this respect, our articles of association have been amended to adjust to new legislation. German law now requires the approval from the annual shareholders’ meeting as a prerequisite for electronic delivery of shareholder meeting materials. Our Annual Shareholders’ Meeting on January 25, 2007 has

approved that the Company shall be entitled to submit to registered shareholders, with their approval, information by way of remote data transmission.

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

Restrictions on voting rights or transfer of shares

Shares of stock issued by Siemens AG to employees under its employee stock scheme are subject to Company-imposed private law restrictions on disposal for five years. As a matter of principle, beneficiary employees may not dispose of any shares transferred to them in this way prior to expiration of the holding period.

Members of the von Siemens family signed a trust agreement with the von Siemens-Vermögensverwaltung GmbH (vSV), under which they transferred 9,904,856 (2006: 10,607,390) shares of stock owned by them to the vSV as trust property. As a trustee, the vSV holds the voting rights with respect to all shares transferred to it, and exercises such voting rights in a uniform manner at the Shareholders’ Meeting of Siemens AG at its professional discretion. The vSV has to ensure that, as a rule, all voting rights attached to the shares transferred as trust property are represented at the Shareholders’ Meeting. Several Siemens foundations that are not a party to the trust agreement also authorize the vSV to exercise the voting rights attached to the shares held by them in a fiduciary capacity in the same manner as the voting rights attached to the shares transferred to the vSV as trust property. In this way, the vSV has voting control under a power of attorney over 24,673,050 (2006: 39,144,979) shares of stock.

In order to bundle and represent their interests, the family members established a family partnership that makes proposals to the vSV on the exercise of the voting rights at the Shareholders’ Meeting of Siemens AG, which are taken into account by the vSV when acting within the bounds of professional discretion. In the event that a trust relationship is terminated or interrupted by shareholders, they are required to continue to manage the shares originally included in the trust relationship in a manner that will not impair the intended purpose of the trust agreement. In particular, they are required to ensure that the voting rights attached to these shares, if possible, are exercised at the Shareholders’ Meeting in line with the intended purpose of the trust agreement, if this is legally permissible and economically justifiable.

Disclosure Requirement

Our Articles of Association do not require our shareholders to advise us when their holdings exceed specified thresholds. Under the German Securities Trading Act (Wertpapierhandelsgesetz), however, holders of the voting securities of an issuer whose home country is the Federal Republic of Germany and whose securities are admitted to trading on an organized market are required to notify without undue delay and in writing the issuer in which they hold the securities and the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) of the level of their holdings whenever such holdings reach, exceed or fall below certain thresholds. These thresholds are set at 3%, 5%, 10%, 15%, 20%, 25%, 30%, 50% and 75% of the issuer’s outstanding voting rights. In addition, anyone who holds, directly or indirectly, financial instruments that result in an entitlement to acquire, on one’s own initiative alone and under a legally binding agreement, shares in an issuer whose home country is the Federal Republic of Germany that carry voting rights and have already been issued, must, without undue delay, notify this to the issuer and to the German Federal Financial Supervisory Authority if the thresholds mentioned above have been reached, exceeded or fallen below, with the exception of the 3% threshold. The issuer shall publish the notifications received without undue delay, but not later than three trading days following receipt of the notification. A domestic issuer shall also publish the total number of voting rights at the end of each calendar month during which the number of voting rights has increased or decreased. The calculation of the percentage of voting rights shall be based on the latest publication of the total number of voting rights of the issuer. If a shareholder fails to notify the issuer or the German Federal Financial Supervisory Authority as required, he or she cannot exercise any rights associated with the shares for as long as the default continues. Additionally, the German Takeover Act (Wertpapiererwerbs- und Übernahmegesetz) requires the publication of the acquisition of “control,” which is defined as holding of at least 30% of the voting rights in a target company, within seven days.

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

The German Stock Corporation Act generally limits share repurchases to 10% of our share capital. In addition, any shareholders’ resolution that authorizes us to repurchase shares may not be in effect for a period of longer than 18 months. The resolution presently in effect is valid until July 24, 2008. According to this resolution, shares that are repurchased may be sold via a stock exchange; or (i) retired with the approval of the Supervisory Board; (ii) used to meet the Company’s obligations under the 1999 and the 2001 Siemens Stock Option Plans; (iii) offered for purchase to individuals currently or formerly employed by the Company or any of its subsidiaries or granted and transferred with a holding period of at least two years; or (iv) used to service conversion or option rights granted by the Company or any of its subsidiaries. In addition, the Supervisory Board shall be authorized to offer repurchased shares to the members of the Managing Board of Siemens AG for purchase as stock-based compensation under the same terms and conditions as those offered to employees of the Company. Additionally, the Supervisory Board may grant and transfer such shares to members of the Managing Board with a holding period of at least two years.

Jurisdiction

Our Articles of Association provide that by subscription to or by otherwise acquiring shares or temporary certificates for shares, a shareholder submits to the jurisdiction of the courts of our legal domicile in all disputes with us or our governing bodies.

Material Contracts

On July 25, 2007, Siemens signed an agreement with Continental AG, Hanover, Germany, to sell its entire Siemens VDO Automotive activities for a sales price of approximately €11.4 billion.

Siemens AG, Siemens International Holding B.V. (“SIH”), Siemens Beteiligungen U.S.A. GmbH (“SIBUSA”, and, together with SIH and Siemens AG, “Siemens”) as sellers entered into a sale and purchase agreement (“SPA”) with CAS Two Holdinggesellschaft mbH, Hanover, Germany, as purchaser (“Purchaser”) and Continental AG, Hanover, Germany (“Continental”) as guarantor regarding the sale and purchase of the Siemens VDO Automotive Group (“VDO”). For a description of the VDO business, see Item 4: “Information on the Company—Siemens VDO Automotive (SV).” Before Siemens entered into the SPA, the VDO business was reorganized and transferred from Siemens to VDO under three contribution agreements entered into on May 23, 2007 and June 29, 2007, respectively, in exchange for the issuance of new shares and claims for additional consideration for which payment was deferred such that the respective amounts were owed as shareholder loans. Under the SPA, Siemens sold 100% of the outstanding shares as well as the shareholder loans granted in connection with the contribution of the VDO business with aggregate principal amount of approximately €4.4 billion to Purchaser for a total purchase price (including the amount outstanding under the shareholder loans) of approximately €11.4 billion. The SPA has economic effect as of June 30, 2007. Further, Siemens is entitled to interest payments on the shareholder loans and on the equity purchase price. The closing of the transaction is subject to receipt of regulatory approvals and other customary closing conditions and is expected for the first week of December 2007. As of the closing, VDO must refrain from using the name, trademark or logo “Siemens” as well as from the use of any other marks, logos, names or reference indicating a connection to Siemens, except for the use of existing material for an interim period. Siemens, in turn, may no longer use certain VDO trademarks after the closing. The SPA prohibits Siemens from engaging in certain restricted activities for a period of 30 months after the closing. However, the SPA does not prohibit Siemens from continuing any of its current activities.

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

This summary is based on German tax laws and typical tax treaties to which Germany is a party as they are in effect on the date hereof, and is subject to changes in German tax laws or such treaties. Besides the description of the effective rules applicable as of the reporting date, we address in short material implications of the German Tax Reform 2008. Most provisions of the amended tax laws have to be applied for the 2008 assessment period.

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

German Tax Reform 2008 (Unternehmenssteuerreform)

On 14 August 2007 the new tax regulations of the tax reform have been enacted. Most of the new rules will become effective for the 2008 assessment period.

The overall objective of the German Business Tax Reform 2008 is the reduction of the tax burden imposed on corporate enterprises by reducing the corporate income tax rate. Conversely, some measures have been adopted to increase the taxable assessment basis. In the following, we address the material changes of the new provisions implemented by the German Business Tax Reform 2008. For detailed information regarding the implications of the reform, you should consult your tax advisor.

The corporate income tax rate will be reduced from 25% to 15% plus solidarity surcharge of 5.5% thereon, resulting in an aggregate tax rate of 15.825%. Trade tax on income will no longer be deductible for corporate income tax and trade tax purposes, which will result in a combined tax rate for German corporate companies of 30-33% (including solidarity surcharge), depending on the individual municipal rates.

The following measures will possibly lead to an increase to the taxable assessment basis:

•	Thin-capitalization rules are replaced. If the interest expenses exceed the interest proceeds, the deductibility of interest expenses is generally limited to 30% of the EBITDA for tax purposes (i.e., taxable income for corporate income tax purposes plus interest expenses, depreciations and amortizations, minus interest proceeds—so-called “interest ceiling”). For entities being part of a group of companies, the limitation rules are not to be applied if certain conditions concerning the equity ratio of the group entity in relation to the equity ratio of the entire group are met. If the actual interest expenses exceed the limitation, they can be carried forward subject to certain limitations.

•	The transfer of more than 25% of corporation’s shares or voting rights within a period of 5 years to one purchaser, a related party, or a group of purchaser pooling their interests triggers limitation of loss-carryforward rules. As an effect, a portion or even the entire loss carryforward and interest carryforward (caused by the interest ceiling rules) are forfeited for both corporate and trade taxation.

•	For trade tax purposes, one fourth of the sum of certain payments (e.g. loan remuneration (interest expenses), recurring payments, certain portions of rental payments concerning movable and immovable fixed assets etc.) are considered non-deductible expenses.

Imposition of Withholding Tax

Dividend distributions made by Siemens are subject to a withholding tax of 20%. Moreover, a solidarity surcharge of 5.5% on the withholding tax is levied, resulting in a total withholding tax rate from dividends of 21.1%. According to the German Business Tax Reform 2008, the withholding tax rate on dividends will increase to 25% starting January 1, 2009. However, starting January 1, 2009, in case of corporate Non-German Holders 2/5 of the withheld and remitted withholding tax will be refunded upon application at the German Federal Tax Office (at the address noted in the subsequent paragraph), which finally results in a withholding of 15% (plus solidarity surcharge). The entitlement of corporate Non-German Holders to further reductions of the withholding tax under an applicable income tax treaty remains unaffected. The solidarity surcharge will remain unchanged.

For many Non-German Holders, e.g. U.S. Shareholders, the withholding tax rate is currently reduced under applicable income tax treaties. Under most income tax treaties to which Germany is a party, the rate of dividend withholding tax is reduced to 15%. To reduce the withholding to the applicable treaty rate of 15%, a Non-German Holder must apply for a refund of withholding taxes paid. The refund amounts to 6.1% of the declared dividend for dividend distributions withheld at the rate of 21.1%. The application for refund must be filed with the German Federal Tax Office (Bundeszentralamt für Steuern, An der Küppe 1, D-53225 Bonn, Germany; http://www.bzst.bund.de/). The relevant forms can be obtained from the German Federal Tax Office or from German embassies and consulates. Special rules apply to U.S. shareholders (see below).

Germany and the United States of America have agreed on a Protocol amending the existing Income Tax Treaty. In order to become effective, the Protocol needs to be ratified both by Germany and the United States of America. Germany has already ratified the Protocol, the US ratification has not yet taken place.

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

Capital Gains

Under German domestic tax law as currently in effect, capital gains derived by a Non-German Holder from the sale or other disposition of shares or ADSs are subject to tax in Germany only if such Non-German Holder has held, directly or indirectly, shares or ADSs representing 1% or more of the registered share capital of the company at any time during the five-year period immediately preceding the disposition. Capital gains are not taxable if the 1%-threshold is not exceeded and the shares or ADSs are not sold or disposed of in another way within one year after purchase.

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

On January 31, 2007, the Federal Constitutional Court (Bundesverfassungsgericht) has given a court decision that certain provisions of the current Inheritance and Gift Tax Law have to be adapted.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2011 with respect to the shares or ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the shares or ADSs will be treated as qualified dividends if we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2006 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2007 taxable year. However, as PFIC status is a factual matter that must be determined annually at the close of each taxable year, there can be no certainty as to our actual PFIC status in any particular year until the close of the taxable year in question.

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

Information Reporting and Backup Withholding

Dividend payments made to holders and proceeds paid from the sale, exchange, redemption or disposal of shares or ADSs may be subject to information reporting to the Internal Revenue Service. Such payments may be subject to backup withholding taxes unless the holder (i) is a corporation or other exempt recipient or (ii) provides a taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. Holders that are not U.S. persons generally are not subject to information reporting or backup withholding. However, such a holder may be required to provide a certification of its non-U.S. status in connection with payments received within the United States or through a U.S.-related financial intermediary.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s U.S. federal income tax liability. A holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the Securities and Exchange Commission. These materials, including this annual report and the exhibits thereto, may be inspected and copied at the Commission’s Public Reference Room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Copies of the materials may be obtained from the Public Reference Room of the Commission at 100 F Street N.E., Room 1580, Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the Commission’s Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. Our filings, including this annual report, are also available on the Commission’s website at www.sec.gov. In addition, material filed by us can be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

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

Management of financial market risk is a key priority for Siemens’ Managing Board. As a member of this Board, the Chief Financial Officer covers the specific responsibility for this part of the overall risk management system. At the highest level, the Managing Board retains ultimate accountability. For practical business purposes, the Managing Board delegates responsibilities to central functions and to the Groups. SFS holds a minor trading portfolio which is subject to tight limits. As of September 30, 2007 it has a value-at-risk close to zero.

Within the various methodologies to analyze and manage risk, we have implemented a system based on “sensitivity analysis.” This tool enables the risk managers to identify the risk position of the entities. Sensitivity analysis provides an approximate quantification of our exposure in the event that certain specified parameters were to be met under a specific set of assumptions. The risk estimates provided here assume:

•	a 20% decrease in equity prices of all investments traded in an active market, which are classified as current available-for-sale financial assets;

•	a simultaneous, parallel foreign exchange rates shift in which the euro appreciates against all currencies by 10%;

•	a parallel shift of 100 basis points of the interest rate yield curves in all currencies.

The potential economic impact, due to these assumptions, is based on the occurrence of adverse market conditions and reflects estimated changes resulting from our sensitivity analysis. Actual results that are included in our statement of income may differ materially from these estimates due to actual developments in the global financial market.

Any market sensitive instruments, including equity and interest bearing investments, that our pension plans hold are not included in the following quantitative and qualitative disclosure. For additional information, see “Notes to Consolidated Financial Statements.”

Financial Market Risk Management

Equity Price Risk

Our investment portfolio consists of direct and indirect investments in publicly traded companies held for purposes other than trading. These participations result from strategic partnerships, spin-offs, IPOs of strategic venture capital investments or compensation from M&A transactions.

We monitor the equity investments based on their current market value and they are affected by the fluctuations in the volatile stock markets worldwide. The market value of our portfolio as of September 30, 2007 was €197 million—a reduction of—€19 million compared to September 30, 2006.

An adverse move in equity prices of 20% as of September 30, 2007 would reduce the value of these investments by €39 million compared to €43 million the year before, meaning that the equity price risk has slightly decreased year-over-year.

Foreign Currency Exchange Rate Risk

Transaction Risk and Currency Management

Our international operations expose us to foreign-currency exchange risks in the ordinary course of business. We employ various strategies discussed below involving the use of derivative financial instruments to mitigate or eliminate certain of those exposures.

Foreign exchange rate fluctuations may create unwanted and unpredictable earnings and cash flow volatility. Each Siemens unit conducting business with international counterparties that leads to future cash flows denominated in a currency other than its functional currency is exposed to the risk from changes in foreign exchange rates (for further information see “Notes to Consolidated Financial Statements”). The risk is mitigated by closing all types of business transactions (sales and procurement of products and services as well as investment and financing activities) mainly in the functional currency. In addition, the foreign currency exposure is partly balanced by purchasing of goods, commodities and services in the respective currencies as well as production activities and other contributions along the value chain in the local markets.

Operating units are prohibited from borrowing or investing in foreign currencies on a speculative basis. Intercompany financing or investments of operating units are preferably done in their functional currency or on a hedged basis.

We have established a foreign exchange risk management system that has an established track record for years. Each Siemens unit is responsible for recording, assessing, monitoring, reporting and hedging its foreign currency transaction exposure. The Group-wide binding guideline developed by the Corporate Finance department, provides the concept for the identification and determination of the single net currency position and commits the units to hedge it in a narrow band: at least 75% but no more than 100% of their net foreign currency exposure. In addition, the Corporate Finance department provides a framework of the organizational structure necessary for foreign currency exchange management, proposes hedging strategies and defines the hedging instruments available to the entities: forward contracts, currency put and call options and stop-loss orders. The execution of the hedging transactions in the global financial markets is done by SFS as exclusive service provider for all Siemens entities on behalf of Corporate Treasury. SFS executes hedging instruments used for hedge accounting relationships individually with external counterparts. For other hedging purposes Siemens has a Company-wide portfolio approach which generate a benefit from any potential off-set of divergent cash flows in the same currency, as well as optimized transaction costs. For further information see “Notes to Consolidated Financial Statements.”

We calculate foreign exchange rate sensitivity by aggregating the net foreign exchange rate exposure of the Operations, Financing and Real Estate Groups and Corporate Treasury. The values and risks disclosed here are the unhedged positions multiplied by an assumed 10% appreciation of the euro against all other currencies. As of September 30, 2007, a parallel 10% negative shift of all foreign currencies would have resulted in a decline of €47 million in future cash flows compared to a decline of €38 million the year before. Such decline in euro values of future cash flows might reduce the unhedged portion of revenues but would also decrease the unhedged portion of cost of materials. Because our foreign currency inflows exceed our outflows, an appreciation of the euro against foreign currencies, would have a negative financial impact to the extent that future sales are not already hedged. Future changes in the foreign exchange rates can impact sales prices and may lead to margin changes, the extent of which is determined by the matching of foreign currency revenues and expenses.

We define foreign currency exposure generally as balance sheet items in addition to firm commitments which are denominated in foreign currencies, as well as foreign currency denominated cash inflows and cash outflows from anticipated transactions for the following three months. This foreign currency exposure is determined based on the respective functional currencies of our exposed entities.

The tables below show the net foreign exchange transaction exposure by major currencies as of September 30, 2007 and 2006. In some currencies we have both substantial sales and costs, which have been off-set in the table:

	September 30, 2007*
	USD	GBP	Other	Total

Gross balance sheet exposure	223	321	208	752
Thereof: Financial assets	7,858	3,642	4,769	16,269
Thereof: Financial liabilities	(7,635)	(3,321)	(4,561)	(15,517)
Gross exposure from firm commitments and anticipated transactions	3,730	392	1,193	5,315
Foreign exchange transaction exposure	3,952	713	1,398	6,063
Economically hedged exposure	(3,893)	(567)	(1,132)	(5,592)
Change in future cash flows after hedging activities resulting from a 10% appreciation of the Euro	(6)	(15)	(27)	(47)

	September 30, 2006*
	USD	GBP	Other	Total

Gross balance sheet exposure	2,210	332	553	3,095
Thereof: Financial assets	13,778	3,483	5,522	22,783
Thereof: Financial liabilities	(11,568)	(3,151)	(4,969)	(19,688)
Gross exposure from firm commitments and anticipated transactions	5,344	(65)	279	5,558
Foreign exchange transaction exposure	7,554	267	832	8,653
Economically hedged exposure	(7,291)	(409)	(576)	(8,276)
Change in future cash flows after hedging activities resulting from a 10% appreciation of the Euro	(26)	14	(26)	(38)

*	Including SV.

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

Interest Rate Risk

Our interest rate risk exposure is mainly related to debt obligations like bonds, loans, commercial paper programs and interest bearing deposits and investments. We seek to limit this risk through the use of derivative instruments which allow it to hedge fair value changes by swapping fixed rates of interest into variable rates of interest. For additional information see “Notes to Consolidated Financial Statements.”

To optimize our position with regard to interest income and interest expenses and to minimize the overall financial interest rate risk, Corporate Treasury performs corporate interest rate risk management together with SFS as operating service provider. Part of the interest rate risk management concept is a Corporate-wide interest rate overlay management to match interest periods of our hedges with intended maturities of assets and liabilities. Where it is not contrary to country-specific regulations, all Groups and affiliated companies generally obtain any required financing through Corporate Treasury in the form of loans or intercompany clearing accounts. The same concept is adopted for deposits of cash generated by the units.

We measure interest rate risk by using either fair value sensitivity or cash flow sensitivity depending on whether the instrument has a fixed or variable interest rate. We generate total fair value sensitivity as well as the total cash flow sensitivity by aggregating the sensitivities of the various exposures denominated in different currencies. Depending on whether we have a long or short interest rate position, interest rate risk can arise on increasing or decreasing market moves in the relevant yield curve.

The fair value sensitivity calculation for fixed interest rate instruments shows the change in fair value, defined as present value, caused by a hypothetical 100-basis point shift in the yield curve. The first step in this calculation is to use the yield curve to discount the gross cash flows, meaning the present value of future interest and principal payments of financial instruments with fixed interest rates. A second calculation discounts the gross cash flows using a 100-basis point shift of the yield curve. In all cases, we use the generally accepted and published yield curves on the relevant balance sheet date. The fair value interest rate risk results primarily from long-term fixed rate debt obligations and interest bearing investments. Assuming a 100-basis point increase in interest rates, this risk was €40 million as of September 30, 2007, increasing from the comparable value of €24 million as of September 30, 2006 assuming a 100-basis point decrease.

For variable-rate instruments, the interest rate risk is monitored by using the cash flow sensitivity also assuming a 100-basis point shift of the yield curves. Such risk mainly results from hedges of fixed-rate debt obligations that swap fixed rates of interest into variable-rates of interest. This exposure leads to a cash flow interest rate risk of €72 million as of September 30, 2007, compared to €32 million the year before, assuming a 100-basis point increase in interest rates.

ITEM 12:	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13:	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14:	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15:	CONTROLS AND PROCEDURES

Overview

As previously reported, as of September 30, 2006, management identified a material weakness in the Company’s internal control over financial reporting relating to significant evidence of collusion at the former Com Group to misappropriate funds and abuse authority among certain members of senior management along with others who had responsibility for oversight of the financial reporting of this Group. Such collusion had allowed elements of the Company’s financial control environment to be circumvented or overridden.

In December 2006, the Company retained Debevoise, who reports directly and exclusively to the Compliance Committee of the Supervisory Board, to conduct an independent and comprehensive investigation to determine whether anti-corruption regulations have been violated and to conduct an independent and comprehensive assessment of the compliance and control systems of Siemens. In fiscal 2007, management has been actively engaged in the design and implementation of a remediation plan regarding the material weakness identified with respect to fiscal 2006 and related areas.

Through the independent investigation conducted by Debevoise, the Company’s remediation activities, and other procedures, management has gained a greater understanding of the scope of and factors contributing to the material weakness identified as of September 30, 2006. As a result, the Company actively designed, initiated, implemented or is in the process of implementing remediation actions as further described below.

As a result of the annual evaluation of internal control over financial reporting, management has identified the following material weakness in internal control over financial reporting as of September 30, 2007: The Company’s internal control in the area of anti-corruption was not sufficiently robust to prevent certain members of management from circumventing or overriding elements of the Company’s financial control environment and misusing funds contrary to Company policies. As of September 30, 2007, the investigations of this failure, and the implementation of the Company’s remediation plan to address it, were not far enough advanced to provide a sufficient level of assurance that such circumvention or override of controls and misuse of funds by management would be prevented.

This conclusion has also affected management’s analysis of the Company’s disclosure controls and procedures. The Company applied compensating procedures and processes to support the reliability of financial reporting and related disclosure in fiscal 2007.

Disclosure Controls and Procedures

As of September 30, 2007, Siemens performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures. The Company’s disclosure controls and procedures are designed so that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported on a timely basis and accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. The evaluation was performed with the participation of key corporate senior management, senior management of each business Group and under the supervision of the CEO, Peter Löscher, and CFO, Joe Kaeser.

There are inherent limitations in the effectiveness of any system of disclosure controls and procedures. These limitations include the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, any such system can only provide reasonable assurance of achieving the desired control objectives.

As further described below, management identified a material weakness in internal control over financial reporting, which is an important part of disclosure controls and procedures. Based on the foregoing, the Company’s management, including the CEO and CFO, concluded that Siemens’ disclosure controls and procedures were not effective as of September 30, 2007 to achieve their intended objectives.

In view of the foregoing, the Company applied compensating procedures and processes that go beyond the Company’s routine procedures to support the reliability of financial reporting and related disclosure. Such additional procedures and processes included an analysis, for the period starting in fiscal 2000, of payments related to BCAs and certain other sales-related intermediary agreements, and cash and questionable payments, as well as a review of compliance cases. Accordingly, management believes that the consolidated financial statements and related disclosure included in this report fairly present in all material respects the Company’s financial condition, results of operations and cash flows as of, and for, the periods presented in this report.

Management’s Annual Report on Internal Control Over Financial Reporting

The management of Siemens is responsible for establishing and maintaining adequate internal control over financial reporting. The internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable accounting principles and includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

No system of internal control over financial reporting, including one determined to be effective, may prevent or detect all misstatements. It can provide only reasonable assurance regarding financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management’s assessment of the effectiveness of Siemens’ internal control over financial reporting as of September 30, 2007 excludes, in accordance with applicable guidance provided by the Securities and Exchange Commission, the acquisition of the diagnostic division of Bayer Aktiengesellschaft completed in fiscal 2007. Total assets and revenues of this business constituted less than 3% and 2%, respectively, of the related Consolidated Financial Statement line items as of and for the year ended September 30, 2007.

Siemens’ management assessed the effectiveness of the Company’s internal control over financial reporting as of September 30, 2007. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control—Integrated Framework.”

As reported, within the former Com Group, the Company’s other Groups and regional companies, a number of BCAs and similar sales-related arrangements have been identified. The Company has identified a large volume of payments made in connection with these contracts for which the Company has not been able either to establish a valid business purpose or to clearly identify the recipient. The Company also identified cash and check payments at the former Com Group, the Company’s other Groups and in regional companies, for which limited documentation was available. See Item 5: “Operating and Financial Review and Prospects—Financial Impact of Compliance Matters”. These payments raise concerns in particular under the FCPA in the United States, anti-corruption legislation in Germany and similar legislation in other countries. The payments were recorded as deductible business expenses in prior periods in determining income tax provisions.

As disclosed in Item 15 of the Company’s 2006 annual report on Form 20-F, management had identified a material weakness in internal control over financial reporting as of September 30, 2006. As a result of the annual evaluation of internal control over financial reporting, management has identified the following material weakness in internal control over financial reporting as of September 30, 2007: The Company’s internal control in the area of anti-corruption was not sufficiently robust to prevent certain members of management from circumventing or overriding elements of the Company’s financial control environment and misusing funds contrary to Company policies. As of September 30, 2007, the investigations of this failure, and the implementation of the Company’s remediation plan to address it, were not far enough advanced to provide a sufficient level of assurance that such circumvention or override of controls and misuse of funds by management would be prevented.

Management must thus conclude that the Company’s internal control over financial reporting was not effective as of September 30, 2007.

The Company determined that certain of the payments described above were non-deductible under tax regulations of Germany and other jurisdictions. Based on its analysis, the Company determined the financial statement effect resulting from the material weakness and adjusted the shareholder’s equity balance and consolidated statements of income as well as deferred tax assets and tax accruals in prior—period financial statements, as further described in “Notes to Consolidated Financial Statements, Note 2.” As described in Item 4: “Information on the Company—Legal Proceedings”, the Company remains subject to corruption-related investigations in the U.S. and other jurisdictions around the world with regard to allegations of bribery and other illegal acts. In addition to the amounts disclosed in “Notes to Consolidated Financial Statements,” no material charges or provisions for penalties or damages in connection with such investigations have been accrued as management does not yet have enough information to reliably estimate such amounts. As noted above, since the independent investigation by Debevoise is still ongoing, there remains the possibility that additional issues may be identified that could impact management’s assessment of internal control over financial reporting. For more information on possible risks, see Item 3: “Key Information—Risk Factors.”

KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft (KPMG), an independent registered public accounting firm, has issued an attestation report concurring with management’s assessment that internal control over financial reporting was not effective, and an adverse opinion on the effectiveness of internal control over financial reporting, as of September 30, 2007 (see below).

Remediation Plan

Management has been actively engaged in the design and implementation of remediation efforts to address the material weakness, as well as other identified areas of risk. The remediation efforts, which have been implemented or are in the process of implementation and are outlined below, are intended both to address the identified material weakness and related areas. The design and implementation of these and other remedial efforts are the responsibility of the Company’s management.

The Company took the following immediate actions in response to the material weakness:

•	As described above, in December 2006, the Company retained Debevoise to conduct an independent and comprehensive investigation to determine whether anti-corruption regulations have been violated and to conduct an independent and comprehensive assessment of the compliance and control systems of Siemens. Debevoise reports directly and exclusively to the Compliance Committee of the Supervisory Board.

•	In January 2007, the Company established a Compliance Program Task Force responsible for supporting the Chief Compliance Officer in updating and improving the overall compliance program and related topics. The Company also established a Remediation Task Force to oversee the process of the books and records remediation, tax remediation, and internal control remediation.

•	The Company retained external advisors to assist the Company in the implementation of its remediation plan described below.

Management identified the following areas of high priority for the implementation of improvements:

•	Management commitment to compliance and integrity

•	Organizational reform of control functions (compliance, legal and audit)

•	Anti-corruption program

•	Anti-corruption controls over third party intermediaries

•	Corruption risk assessment in project acquisition

•	Centralization of bank accounts and payment transactions

As described below, the Company has implemented or is in the process of implementing remedial actions to address the identified material weakness and related areas.

Management commitment to compliance and integrity

•	The Company’s management is committed to high ethical standards, transparency, responsibility, financial reporting integrity and no tolerance for illegal behavior. This commitment has been, and will continue to be communicated to and reinforced with every Siemens employee. This commitment is accompanied by a renewed management focus on decision-making processes that are intended to integrate compliance policies and practices into business processes.

•	The Company has taken, and will continue to take, appropriate remedial actions with respect to certain employees in case of misconduct, including terminations, suspensions, formal and informal warnings and imposition of financial penalties in the form of compensation adjustments. The Company has also announced a global amnesty program for employees, other than management personnel above certain levels, subject to certain exceptions, who voluntarily provide information regarding possible violations of anti-public-corruption laws by January 31, 2008.

Organizational reform of control functions (compliance, legal and audit)

•	In April 2007, the Supervisory Board of the Company formed a Compliance Committee of the Supervisory Board, which oversees the ongoing investigations and remediation activities of the Company. See Item 10: “Additional Information—Management and Control Structure—The Supervisory Board.”

•	Effective October 2007, the Company established a new Managing Board position for legal and compliance matters. To fill this position, the Company hired and appointed a new member of Siemens’ Managing Board, who is also the Company’s General Counsel, with overall responsibility for legal and compliance issues.

•	The Company is in the process of reorganizing and strengthening its Compliance department. Since January 2007, the Compliance Legal department has been organizationally embedded in the Legal department. Effective in September 2007, the Company appointed a new Chief Compliance Officer who reports to the General Counsel, and also reports directly to the Chief Executive Officer. Effective October 2007, the Group Compliance Officers and Regional Compliance Officers report to the Chief Compliance Officer while remaining in the Group and regional organizations. The compliance officer position has generally become a full-time responsibility. A consistent and rigorous set of “mission statements” and required skill sets have been established for compliance officers. The Company is in the process of hiring additional full-time compliance officers and is implementing training programs to ensure that the Compliance department has sufficient personnel with knowledge, experience and training.

•	The Company is in the process of reorganizing and integrating its Audit department. All Company audit functions are in the process of being merged into the Corporate Finance Audit unit, which is assigned to the Corporate Finance Department. Effective October 2007, the Company appointed a Chief Audit Officer who heads Corporate Finance Audit and reports to the Chief Financial Officer and has an independent reporting line to the Audit Committee and its Chairman.

•	The Company established a Corporate Disciplinary Committee, supplementing existing disciplinary processes, to determine the appropriate consequences in case of alleged misconduct involving employees above a certain level.

•	The Company has established a process to identify and record in a consolidated manner all significant outstanding compliance cases and is tracking the progress of these cases.

Anti-corruption program

•	The Company has developed and, effective August 2007, adopted several new policies. These policies include a new global anti-public-corruption policy; new policies for the retention of intermediaries who interact with government officials on Siemens’ behalf; enhanced due diligence and other anti-corruption guidelines in M&A transactions, joint ventures and minority investments; enhanced compliance and anti-corruption guidance regarding gifts and hospitality; and a code of conduct for suppliers.

•	The Company has developed a compliance program implementation kit to support Group and regional management in implementing Siemens’ global anti-corruption standards. The implementation kit presents clear steps to be taken to ensure effective and consistent implementation of Siemens anti-corruption policies and controls. The implementation kit is in the process of being distributed to responsible management worldwide. Central support will be provided for the implementation in several phases during fiscal 2008 designed on a risk-based approach. Specifically, this implementation kit covers ten focus areas: (1) tone from the top; (2) compliance organization; (3) case intake (including whistleblowing), handling and tracking; (4) anti-bribery policies, communication, training and consultation; (5) use of government-facing intermediaries; (6) controls over project acquisition and execution of government contracts; (7) controls over gifts and hospitality, donations; (8) controls over payments, cash and bank accounts; (9) sanction, reward, personnel screening and expatriate rotation; (10) independent testing of compliance program effectiveness.

•	The Company is implementing initiatives to deliver and reinforce the message that compliance is a crucial part of the corporate and leadership culture, including a program to discuss the importance of compliance at Company conferences and redesigning both the Siemens intranet and internet sites to include a greater focus on compliance.

•	The Company has conducted and substantially completed live anti-corruption and compliance training programs for senior and mid-level management worldwide. The Company also launched web-based anti-corruption and compliance training programs for employees in management positions. The Company is also in the process of launching dedicated live anti-corruption and compliance training programs for employees in management positions, with signing authority and relevant customer-facing employees, including employees in sales, project management, business administration and finance and procurement functions.

•	In December 2006, the Company retained an external attorney to act as an independent ombudsman to provide an additional and protected communication channel for Siemens employees and third parties to report violations of the criminal law or the Business Conduct Guidelines. In August 2007, the Company implemented the “Tell us” Helpdesk, which provides worldwide, 24/7 facilities, either online or by telephone, and in any of up to 150 languages to receive and track compliance-related complaints from Siemens employees as well as from non-Siemens affiliated individuals.

•	In September 2007, the Company implemented the “Ask Us” Helpdesk, through which employees have the opportunity to ask questions on day-to-day business compliance topics. With this service, Siemens helps its employees to answer questions relevant to compliance.

•	The Company is in the process of enhancing the Enterprise Risk Management process so that compliance, as well as strategic, operational and financial risks, can be addressed proactively. The Company will establish a process for a periodic compliance program risk assessment, supported by the Corporate Compliance Office, to feed into the Enterprise Risk Management process. The enterprise risk assessment will be presented periodically to the Managing Board and the Audit Committee.

Anti-corruption controls over third-party intermediaries

•	In February 2007, the Company imposed a moratorium on entering into new sales-related BCAs or making payments under existing sales-related BCAs. Any exceptions require the prior written consent of relevant senior management and the Chief Compliance Officer. In May 2007, the Company also announced a due diligence and approval process for new and existing BCAs.

•	The Company is in an ongoing process of conducting due diligence on existing and proposed BCAs and sales-related agency agreements for purposes of compliance risk in connection with their continued or proposed performance. In certain cases, the Company terminated BCAs.

•	The Company has developed and, effective in August 2007, adopted enhanced policies, including policies for the retention of intermediaries who interact with government representatives on Siemens’ behalf, as described above.

Corruption risk assessment in project acquisition

•	The Company is in the process of instituting a corruption risk assessment and a compliance-related approval process in the acquisition phase, among others, of most categories of projects, including all significant projects and any project in which an intermediary is involved. These controls are being integrated into the Company’s project management program that provides global standards for the management of Siemens’ project business across all of its groups and regional companies.

Centralization of bank accounts and payment transactions

•	In April 2007, the Company adopted a new policy, which is in the process of implementation, requiring that all new and existing bank accounts must be centrally authorized and registered and account statements for all accounts must be submitted into Siemens’ in-house banking platform on a regular basis. The Company will also continue to reduce the number of bank accounts and the number of authorized signatories.

•	The Company is also in the process of extending the requirement that outgoing payments be processed and executed centrally through Siemens’ in-house banking platform. The requirement is in the process of being extended from cross-border and foreign currency payments to domestic payments in domestic currencies.

•	The Company is developing and implementing additional initiatives for the enhancement of the segregation of duties and assurance requirements in the payment systems.

The design and implementation of the remediation measures outlined above is ongoing and the validation of the implemented remediation measures is still in the early stages. Management will continue to monitor and, if necessary, modify its remediation efforts going forward.

Attestation Report of the Independent Registered Public Accounting Firm

The Supervisory Board of Siemens AG:

We have audited management’s assessment, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting, that Siemens AG did not maintain effective control over financial reporting as of September 30, 2007, because of the effect of the material weakness identified in management’s assessment, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Siemens AG’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

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

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The following material weakness has been identified and included in management’s assessment: The Company’s internal control in the area of anti-corruption was not sufficiently robust to prevent certain members of management from circumventing or overriding elements of the Company’s financial control environment and misusing funds contrary to Company policies. As of September 30, 2007, the investigations of this failure, and the implementation of the Company’s remediation plan to address it, were not far enough advanced to provide a sufficient level of assurance that such circumvention or override of controls and misuse of funds by management would be prevented. The financial statement impact of this material weakness has been reflected in Siemens AG’s consolidated financial statements as of September 30, 2007 and 2006 and for each of the years in the three-year period ended September 30, 2007 as described in the “Notes to the Consolidated Financial Statements, Note 2.” We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Siemens AG and subsidiaries as of September 30, 2007 and 2006, and the related consolidated statements of income, income and expense recognized in equity and cash flows for each of the years in the three-year period ended September 30, 2007. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2007 consolidated financial statements, and this report does not affect our report dated November 23, 2007, which expressed an unqualified opinion on those consolidated financial statements.

In our opinion, management’s assessment that Siemens AG did not maintain effective internal control over financial reporting as of September 30, 2007, is fairly stated, in all material respects, based on criteria established in Internal Control — Integrated Framework issued by COSO. Also in our opinion, because of the effect of the aforementioned material weakness on the achievement of the objectives of the control criteria, Siemens AG has not maintained effective internal control over financial reporting as of September 30, 2007, based on criteria established in Internal Control — Integrated Framework issued by COSO.

We do not express an opinion or any other form of assurance on management’s statements referring to corrective actions taken after September 30, 2007, relative to the aforementioned material weakness in internal control over financial reporting.

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Munich, Germany
November 23, 2007

Changes in Internal Control Over Financial Reporting

Changes in the Company’s internal control over financial reporting that occurred during fiscal 2007, which have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting are described above.

ITEM 16A:	AUDIT COMMITTEE FINANCIAL EXPERT

Our Supervisory Board has determined that two members of the Company’s Audit Committee, Dr. Gerhard Cromme and Dr. Henning Schulte-Noelle, are financial experts. Dr. Cromme and Dr. Schulte-Noelle are independent, as that term is defined in Rule 10A-3 under the Securities Exchange Act for purposes of the listing standards of the New York Stock Exchange that are applicable to Siemens.

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

ITEM 16C:  PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees related to professional services rendered by the Company’s principal accountant, KPMG, for the fiscal years 2007 and 2006 were as follows:

	Year ended
	September 30,
Type of Fees	2007	2006
	(€ in millions)
Audit Fees	55.3	55.0
Audit-Related Fees	18.4	17.1
Tax Fees	4.8	5.1
All Other Fees	8.5	10.3

Total	87.0	87.5

In the above table, “audit fees” are the aggregate KPMG fees for professional services in connection with the audit of the Company’s annual consolidated financial statements and their attestation and report concerning internal control over financial reporting, opening balance sheet audits, reviews of interim financial statements, as well as audits of statutory financial statements of Siemens AG and its subsidiaries. “Audit-related fees” are fees for due diligence engagements related to acquisitions and carve-outs, including consultation in accounting matters, post-closing audits, carve-out audits and attestation services in the context of carve-outs,, accounting advice on actual or contemplated transactions or events, advice on the introduction and review of new or revised accounting guidelines and requirements, training regarding accounting-related topics, advice on the transition to accounting according to IFRS or US GAAP, advice in the field of financial risk management, comfort letters, employee benefit plan audits, SAS 70 reports, IT system audits that are not part of the annual audit, attestation services subject to regulatory requirements, including regulatory advice, work related to the investigation by the state prosecutor’s office and Debevoise & Plimpton LLP, attestation and audits in connection with the European Community Directive on Waste Electrical and Electronic Equipment, audits in connection with liquidation and insolvency issues, attestation of compliance with provisions or calculations required by agreements, agreed-upon procedures engagements in accordance with applicable standards and voluntary audits and reviews of stand-alone financial statements of subsidiaries. “Tax fees” are fees for the preparation of tax returns, assistance with assessing compliance with certain tax regulations, support in tax audits and other inquiries by fiscal authorities, tax advice associated with transfer prices, tax advice relating to indirect tax and custom duties, tax advice and consultation relating to claiming and utilization of investment grants, premiums, subsidies, tax credits etc., payroll tax services, training regarding tax-related issues and support with the harmonization of the tax planning and reporting process. “All other fees” for 2007 are primarily fees for additional assistance relating to the Com carve-out in the regional companies and for 2006 are primarily fees for assistance with a program to assess the management information processes.

Audit Committee Pre-Approval Policies

In accordance with German law, Siemens’ independent auditors are appointed at the Annual Shareholders’ Meeting based on a recommendation of our Supervisory Board. The Audit Committee of the Supervisory Board prepares the board’s recommendation on the selection of the independent auditors. Subsequent to the auditors’ appointment, the Audit Committee awards the contract and in its sole authority approves the terms and scope of the audit and all audit engagement fees, as well as monitors the auditors’ independence. On January 25, 2007, at the Annual Shareholders’ Meeting KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft was appointed to serve as the Company’s independent auditors for the 2007 fiscal year.

In order to assure the integrity of independent audits, Siemens’ Audit Committee established a policy to approve all audit and permissible non-audit services provided by our independent auditors prior to the auditors’ engagement. As part of this approval process, the Audit Committee adopted pre-approval policies and procedures pursuant to which the Audit Committee annually pre-approves certain types of services to be performed by Siemens’ independent auditors. Under the policies, the Company’s independent auditors are not allowed to perform any non-audit services which may impair the auditors’ independence under the rules of the U.S. Securities and Exchange Commission and the Public Company Accounting Oversight Board. Furthermore, the Audit Committee has limited the aggregate amount of non-audit fees incurred during a fiscal year to a maximum of 40% of all KPMG fees in the preceding fiscal year.

In fiscal 2007, the Audit Committee has pre-approved the performance by KPMG of the following audit and permitted non-audit services:

Audit Services

•	Annual audit of Siemens’ Consolidated Financial Statements and of internal control over financial reporting

•	Quarterly review of Siemens’ interim financial statements

•	Statutory audits of financial statements of Siemens AG and of its subsidiaries under the rules of their respective countries

•	Opening balance sheet audits in connection with acquisitions including audits with regard to the allocation of purchase prices

Audit-Related Services

•	Due diligence relating to actual or contemplated acquisitions and carve-outs, including consultation in accounting matters

•	Post-closing audits

•	Carve-out audits and attestation services in the context of carve-outs

•	Accounting advice relating to actual or contemplated transactions or events

•	Advice on the introduction and review of new or revised accounting guidelines and requirements

•	Training regarding accounting-related topics

•	Advice on the transition to accounting according to IFRS or US GAAP

•	Advice in the field of financial risk management

•	Comfort letters

•	Employee benefit plan audits

•	SAS 70 reports

•	IT system audits that are not part of the annual audit

•	Attestation services subject to regulatory requirements, including regulatory advice

•	Attestation and audits in connection with the European Community Directive on Waste Electrical and Electronic Equipment

•	Audits in connection with liquidation and insolvency issues

•	Attestation of compliance with provisions or calculations required by agreements

•	Agreed-upon procedures engagements in accordance with applicable standards

•	Voluntary audits and reviews of stand-alone financial statements of subsidiaries

Tax Services

•	Preparation of tax returns

•	Assistance with assessing compliance with certain tax regulations

•	Support in tax audits and other inquiries by fiscal authorities

•	Tax advice associated with transfer prices

•	Tax advice relating to indirect tax and custom duties

•	Tax advice and consultation relating to claiming and utilization of investment grants, premiums, subsidies, tax credits etc.

•	Payroll tax services

•	Training regarding tax-related issues

All Other Services

•	Forensic services

•	Examinations/audits regarding compliance with industry standards

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

ITEM 16E:	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets out certain information concerning purchases by us during fiscal 2007:

			(c) Total number of
			shares purchased	(d) Maximum number
		(b) Average price	as part of publicly	of shares that may yet
	(a) Total number of	paid per share	announced plans	be purchased under
Period	shares purchased*	(in €)	or programs	the plans or programs

October 10/1/06-10/31/06	—	—	N/A	N/A
November 11/1/06-11/30/06	726	69.55	N/A	N/A
December 12/1/06-12/31/06	748	72.94	N/A	N/A
January 1/1/07-1/31/07	10,590	75.87	N/A	N/A
February 2/1/07-2/28/07	1,294,061	77.02	N/A	N/A
March 3/1/07-3/31/07	—	—	N/A	N/A
April 4/1/07-4/30/07	—	—	N/A	N/A
May 5/1/07-5/31/07	90	92.36	N/A	N/A
June 6/1/07-6/30/07	12	71.99	N/A	N/A
July 7/1/07-7/31/07	—	—	N/A	N/A
August 8/1/07-8/31/07	—	—	N/A	N/A
September 9/1/07-9/30/07	249	71.99	N/A	N/A

Total	1,306,476	77.00	N/A	N/A

*	Siemens repurchased its own common stock primarily to accommodate the Siemens employee share purchase plan. This includes the 1,290,000 shares relating to the capital increase from Authorized Capital 2006. Additionally, Siemens repurchased shares to accommodate and settle the share offer made to former stockholders of Siemens Nixdorf Informationssysteme AG. For further information on the Company’s purchases of its own common stock, including the authorization to repurchase common stock see “Notes to Consolidated Financial Statements.”

The table above omits Siemens shares purchased by pension and other postretirement benefit plans sponsored by Siemens. In fiscal 2007, the principal Siemens sponsored pension and other postretirement benefit plans purchased 1,909,659 shares of Siemens AG common stock at an average price of €91.13 per share.

PART III

ITEM 17:  FINANCIAL STATEMENTS

Siemens

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Supervisory Board of Siemens AG:

We have audited the accompanying consolidated balance sheets of Siemens AG and subsidiaries (the Company) as of September 30, 2007 and 2006, and the related consolidated statements of income, income and expense recognized in equity and cash flows for each of the years in the three-year period ended September 30, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Siemens AG and subsidiaries as of September 30, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2007, in conformity with International Financial Reporting Standards.

Our audits of Siemens AG’s consolidated financial statements were made for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The accompanying consolidating information appearing on pages F-5, F-7 and F-9 is presented for purposes of additional analysis of the consolidated financial statements rather than to present the balance sheet, statements of income and cash flows of the individual entities. As discussed in Note 39 to the consolidated financial statements certain information pertaining to remuneration has been included in Item 6 “Directors, Senior Management and Employees.” The consolidating information and remuneration information included in Item 6 has been subjected to the auditing procedures applied in the audits of the consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the consolidated financial statements taken as a whole.

International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 40 to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of September 30, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 23, 2007 expressed an unqualified opinion on management’s assessment of the Company’s internal control over financial reporting and an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Munich, Germany
November 23, 2007

(THIS PAGE INTENTIONALLY LEFT BLANK)

SIEMENS

CONSOLIDATED STATEMENTS OF INCOME
For the fiscal years ended September 30, 2007, 2006 and 2005
(in millions of €, per share amounts in €)

		Siemens
	Note	2007	2006	2005

Revenue		72,448	66,487	55,781
Cost of goods sold and services rendered		(51,572)	(49,108)	(40,098)

Gross profit		20,876	17,379	15,683
Research and development expenses		(3,399)	(3,091)	(2,750)
Marketing, selling and general administrative expenses		(12,103)	(11,897)	(10,316)
Other operating income	5	680	629	550
Other operating expense	6	(1,053)	(260)	(422)
Income (loss) from investments accounted for using the equity method, net	7	108	404	516
Financial income (expense), net	8	(8)	254	333

Income (loss) from continuing operations before income taxes		5,101	3,418	3,594
Income taxes(1)	9	(1,192)	(776)	(781)

Income (loss) from continuing operations		3,909	2,642	2,813
Income (loss) from discontinued operations, net of income taxes		129	703	(237)

Net income (loss)		4,038	3,345	2,576

Attributable to:
Minority interest		232	210	160
Shareholders of Siemens AG		3,806	3,135	2,416
Basic earnings (losses) per share	35
Income from continuing operations		4.13	2.78	2.96
Income (loss) from discontinued operations		0.11	0.74	(0.25)

Net income		4.24	3.52	2.71

Diluted earnings (losses) per share	35
Income from continuing operations		3.99	2.77	2.85
Income (loss) from discontinued operations		0.11	0.74	(0.23)

Net income		4.10	3.51	2.62

CONSOLIDATED STATEMENTS OF INCOME AND EXPENSE RECOGNIZED IN EQUITY
For the fiscal years ended September 30, 2007, 2006 and 2005
(in millions of €)

	Siemens
	2007	2006	2005

Net income	4,038	3,345	2,576
Currency translation differences	(536)	(349)	460
Available-for-sale financial assets	30	(354)	39
Derivative financial instruments	100	58	(144)
Actuarial gains and losses on pension plans and similar commitments	1,237	245	(995)
Revaluation effect related to step acquisitions	3	4	25

Total income and expense recognized directly in equity, net of tax (2)(3)	834	(396)	(615)

Total income and expense recognized in equity	4,872	2,949	1,961

Attributable to:
Minority interest	265	181	184
Shareholders of Siemens AG	4,607	2,768	1,777

(1)	The income taxes of Eliminations, reclassifications and Corporate Treasury, Operations, and Financing and Real Estate are based on the consolidated effective corporate tax rate applied to income before income taxes.
(2)	Includes €(26), €(50) and €9 in 2007, 2006 and 2005, respectively, resulting from investments accounted for using the equity method.
(3)	Includes minority interest of €30, €(29) and €24 in 2007, 2006 and 2005, respectively, relating to currency translation differences and of €3, €– and €– in 2007, 2006 and 2005, respectively, relating to actuarial gains and losses on pension plans and similar commitments.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Eliminations, reclassifications and
Corporate Treasury			Operations			Financing and Real Estate
2007	2006	2005	2007	2006	2005	2007	2006	2005

(1,498)	(1,429)	(1,257)	71,553	65,576	54,885	2,393	2,340	2,153
1,498	1,429	1,257	(51,091)	(48,525)	(39,560)	(1,979)	(2,012)	(1,795)

—	—	—	20,462	17,051	15,325	414	328	358
—	—	—	(3,399)	(3,091)	(2,750)	—	—	—

(3)	(6)	1	(11,740)	(11,545)	(10,029)	(360)	(346)	(288)
(70)	(77)	(86)	447	456	404	303	250	232
(13)	—	(1)	(1,013)	(216)	(389)	(27)	(44)	(32)

—	—	—	39	351	470	69	53	46
239	65	454	(405)	9	(255)	158	180	134

153	(18)	368	4,391	3,015	2,776	557	421	450
(36)	4	(80)	(1,026)	(684)	(603)	(130)	(96)	(98)

117	(14)	288	3,365	2,331	2,173	427	325	352

—	—	—	131	712	(241)	(2)	(9)	4

117	(14)	288	3,496	3,043	1,932	425	316	356

SIEMENS

CONSOLIDATED BALANCE SHEETS
As of September 30, 2007 and 2006
(in millions of €)

		Siemens
	Note	9/30/07	9/30/06
ASSETS
Current assets
Cash and cash equivalents		4,005	10,214
Available-for-sale financial assets	10	193	596
Trade and other receivables	11	14,620	15,148
Other current financial assets	12	2,932	2,370
Intragroup receivables		—	—
Inventories	13	12,930	12,790
Income tax receivables		398	458
Other current assets	14	1,322	1,274
Assets classified as held for disposal		11,532	7,164

Total current assets		47,932	50,014

Goodwill	15	12,501	9,689
Other intangible assets	16	4,619	3,385
Property, plant and equipment	17	10,555	12,072
Investments accounted for using the equity method	18	7,016	2,956
Other financial assets	19	5,561	5,042
Intragroup receivables		—	—
Deferred tax assets	9	2,594	3,657
Other assets		777	713

Total assets		91,555	87,528

LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current maturities of long-term debt	22	5,637	2,175
Trade payables		8,382	8,443
Other current financial liabilities	20	2,553	1,929
Intragroup liabilities		—	—
Current provisions	24	3,581	3,859
Income tax payables		2,141	1,582
Other current liabilities	21	17,058	15,591
Liabilities associated with assets classified as held for disposal		4,542	5,385

Total current liabilities		43,894	38,964

Long-term debt	22	9,860	13,122
Pension plans and similar commitments	23	2,780	5,083
Deferred tax liabilities	9	580	184
Provisions	24	2,103	1,858
Other financial liabilities		411	248
Other liabilities	25	2,300	2,174
Intragroup liabilities		—	—

Total liabilities		61,928	61,633

Equity	26
Common stock, no par value (1)		2,743	2,673
Additional paid-in capital		6,080	5,662
Retained earnings		20,453	16,702
Other components of equity		(280)	156
Treasury shares, at cost (2)		—	—

Total equity attributable to shareholders of Siemens AG		28,996	25,193

Minority interest		631	702

Total equity		29,627	25,895

Total liabilities and equity		91,555	87,528

(1)	Authorized: 1,137,913,421 and 1,116,087,241 shares, respectively. Issued: 914,203,421 and 891,087,241 shares, respectively.

(2)	383 and 415 shares, respectively.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Eliminations, reclassifications
and Corporate Treasury		Operations		Financing and Real Estate
9/30/07	9/30/06	9/30/07	9/30/06	9/30/07	9/30/06

2,740	9,072	1,195	1,109	70	33
—	416	162	160	31	20
—	—	12,589	10,885	2,031	4,263
366	145	1,427	1,314	1,139	911
(10,401)	(15,736)	10,355	15,680	46	56
(2)	(2)	12,850	12,735	82	57
1	2	352	445	45	11
—	48	1,183	1,122	139	104
(345)	(21)	11,843	7,180	34	5

(7,641)	(6,076)	51,956	50,630	3,617	5,460

—	—	12,375	9,557	126	132
—	—	4,605	3,368	14	17
—	—	6,896	8,310	3,659	3,762
—	—	6,791	2,738	225	218
454	215	1,353	1,232	3,754	3,595
(479)	(348)	479	348	—	—
17	222	2,488	3,329	89	106
1	194	715	507	61	12

(7,648)	(5,793)	87,658	80,019	11,545	13,302

5,095	1,433	362	530	180	212
13	28	7,951	8,140	418	275
754	606	1,712	1,242	87	81
(15,170)	(16,406)	10,551	9,886	4,619	6,520
—	—	3,521	3,770	60	89
19	2	2,069	1,563	53	17
166	129	16,663	15,215	229	247
(4,211)	(16)	8,753	5,401	—	—

(13,334)	(14,224)	51,582	45,747	5,646	7,441

8,901	11,946	548	744	411	432
—	—	2,779	5,081	1	2
(379)	(397)	561	177	398	404
—	—	1,983	1,761	120	97
120	19	246	177	45	52
9	41	2,214	2,054	77	79
(2,965)	(3,178)	79	434	2,886	2,744

(7,648)	(5,793)	59,992	56,175	9,584	11,251

—	—	27,666	23,844	1,961	2,051

(7,648)	(5,793)	87,658	80,019	11,545	13,302

SIEMENS
CONSOLIDATED STATEMENTS OF CASH FLOW
For the fiscal years ended September 30, 2007, 2006 and 2005
(in millions of €)

	Siemens
	2007	2006	2005
Cash flows from operating activities
Net income (loss)	4,038	3,345	2,576
Adjustments to reconcile net income to cash provided
Amortization, depreciation and impairments	3,751	3,118	3,530
Income taxes	2,193	775	702
Interest (income) expense, net	193	(142)	(224)
(Gains) on sales and disposals of businesses, intangibles and property, plant and equipment, net	(2,051)	(113)	(200)
(Gains) on sales of investments, net(1)	(95)	(104)	(49)
(Gains) losses on sales and impairments of current available- for-sale financial assets, net	32	(466)	(239)
(Income) from investments(1)	(223)	(569)	(635)
Other non-cash (income) expenses	106	372	(39)
Change in current assets and liabilities
(Increase) decrease in inventories	(986)	(2,313)	(717)
(Increase) decrease in trade and other receivables	(1,183)	(1,027)	24
(Increase) decrease in other current assets	(486)	572	301
Increase (decrease) in trade payables	1,158	279	122
Increase (decrease) in current provisions	(258)	(34)	(369)
Increase (decrease) in other current liabilities	2,858	2,053	142
Supplemental contributions to pension trusts	—	—	(1,496)
Change in other assets and liabilities	(883)	41	279
Income taxes paid	(1,930)	(1,191)	(1,093)
Dividends received	337	378	343
Interest received	757	685	684

Net cash provided by operating activities—continuing and discontinued operations	7,328	5,659	3,642
Net cash provided by operating activities—continuing operations	9,822	5,003	3,198
Cash flows from investing activities
Additions to intangible assets and property, plant and equipment	(3,751)	(4,052)	(3,624)
Acquisitions, net of cash acquired	(7,370)	(2,055)	(2,450)
Purchases of investments(1)	(261)	(389)	(652)
Purchases of current available-for-sale financial assets	(148)	(1,489)	(34)
(Increase) decrease in receivables from financing activities	(907)	(469)	(511)
Proceeds from sales of investments, intangibles and property, plant and equipment(1)	1,041	914	977
Proceeds from disposals of businesses	(380)	(260)	34
Proceeds from sales of current available-for-sale financial assets	419	3,104	356

Net cash provided by (used in) investing activities—continuing and discontinued operations	(11,357)	(4,696)	(5,904)
Net cash provided by (used in) investing activities—continuing operations	(10,068)	(4,315)	(5,052)
Cash flows from financing activities
Proceeds from issuance of common stock	903	—	—
Purchase of common stock	(101)	(421)	(219)
Proceeds from re-issuance of treasury stock	66	313	173
Proceeds from issuance of long-term debt	766	6,701	—
Repayment of long-term debt (including current maturities of long-term debt)	(4,595)	(1,710)	(848)
Change in short-term debt	4,386	(1,762)	711
Interest paid	(1,169)	(596)	(441)
Dividends paid	(1,292)	(1,201)	(1,112)
Dividends paid to minority shareholders	(151)	(118)	(108)
Intragroup financing	—	—	—

Net cash provided by (used in) financing activities—continuing and discontinued operations	(1,187)	1,206	(1,844)
Net cash provided by (used in) financing activities—continuing operations	(5,792)	1,540	(2,241)
Effect of exchange rates on cash and cash equivalents	(58)	(76)	37
Net increase (decrease) in cash and cash equivalents	(5,274)	2,093	(4,069)
Cash and cash equivalents at beginning of period	10,214	8,121	12,190

Cash and cash equivalents at end of period	4,940	10,214	8,121
Less: Cash and cash equivalents of discontinued operations at end of period	935	—	—

Cash and cash equivalents of continuing operations at end of period	4,005	10,214	8,121

(1)	Investments include equity instruments either classified as non-current available-for-sale financial assets or accounted for using the equity method.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Eliminations, reclassifications and
Corporate Treasury			Operations			Financing and Real Estate
2007	2006	2005	2007	2006	2005	2007	2006	2005

117	(14)	288	3,496	3,043	1,932	425	316	356

—	—	—	3,288	2,676	3,105	463	442	425
36	(3)	80	2,028	688	524	129	90	98
(293)	(409)	(308)	593	404	222	(107)	(137)	(138)

11	—	—	(1,867)	19	(87)	(195)	(132)	(113)
—	—	—	(61)	(91)	(49)	(34)	(13)	—

30	—	—	2	(466)	(239)	—	—	—
—	—	—	(105)	(463)	(531)	(118)	(106)	(104)
14	276	(149)	103	110	97	(11)	(14)	13

—	(2)	—	(960)	(2,321)	(709)	(26)	10	(8)
2,343	40	120	(3,503)	(1,115)	(118)	(23)	48	22
(161)	306	55	(397)	79	121	72	187	125
(32)	15	(1)	1,060	204	135	130	60	(12)
—	(2)	(17)	(233)	(60)	(321)	(25)	28	(31)
224	321	(200)	2,578	1,734	351	56	(2)	(9)
—	—	—	—	—	(1,496)	—	—	—
(119)	(53)	(59)	(753)	119	329	(11)	(25)	9
(39)	(94)	(75)	(1,749)	(957)	(901)	(142)	(140)	(117)
—	—	—	247	299	253	90	79	90
199	180	215	146	159	143	412	346	326

2,330	561	(51)	3,913	4,061	2,761	1,085	1,037	932
2,330	561	(51)	6,407	3,405	2,322	1,085	1,037	927

—	—	—	(2,997)	(3,284)	(2,951)	(754)	(768)	(673)
—	—	—	(7,370)	(2,052)	(2,369)	—	(3)	(81)
—	—	—	(253)	(369)	(631)	(8)	(20)	(21)
—	(1,409)	(12)	(129)	(72)	(8)	(19)	(8)	(14)
(2,367)	(70)	(53)	—	—	—	1,460	(399)	(458)
—	—	—	532	549	641	509	365	336
—	—	—	(380)	(260)	12	—	—	22
365	986	20	46	2,112	321	8	6	15

(2,002)	(493)	(45)	(10,551)	(3,376)	(4,985)	1,196	(827)	(874)
(2,002)	(493)	(45)	(9,262)	(2,995)	(4,133)	1,196	(827)	(874)

—	—	—	903	—	—	—	—	—
—	—	—	(101)	(421)	(219)	—	—	—
—	—	—	66	313	173	—	—	—
766	6,701	—	—	—	—	—	—	—
(4,486)	(1,600)	(596)	(82)	(49)	(231)	(27)	(61)	(21)
4,516	(1,244)	1,065	(80)	(419)	(270)	(50)	(99)	(84)
(969)	(388)	(302)	(131)	(141)	(76)	(69)	(67)	(63)
—	—	—	(1,292)	(1,201)	(1,112)	—	—	—
—	—	—	(151)	(118)	(108)	—	—	—
(6,444)	(1,046)	(4,722)	8,541	1,042	4,597	(2,097)	4	125

(6,617)	2,423	(4,555)	7,673	(994)	2,754	(2,243)	(223)	(43)
(6,617)	2,423	(4,555)	3,068	(660)	2,357	(2,243)	(223)	(43)
(43)	(22)	3	(14)	(53)	33	(1)	(1)	1
(6,332)	2,469	(4,648)	1,021	(362)	563	37	(14)	16
9,072	6,603	11,251	1,109	1,471	908	33	47	31

2,740	9,072	6,603	2,130	1,109	1,471	70	33	47
—	—	—	935	—	—	—	—	—

2,740	9,072	6,603	1,195	1,109	1,471	70	33	47

SIEMENS — NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED CHANGES IN EQUITY
For the fiscal years ended September 30, 2007, 2006 and 2005
(in millions of €)

		Additional
	Common	paid-in	Retained
	stock	capital	earnings

Balance at October 1, 2004	2,673	5,121	14,185

Income and expense recognized in equity	—	—	1,446
Dividends	—	—	(1,112)
Issuance of common stock and share-based payment	—	60	—
Purchase of common stock	—	—	—
Re-issuance of treasury stock	—	(14)	—
Other changes in equity	—	—	—

Balance at September 30, 2005	2,673	5,167	14,519

Balance at October 1, 2005	2,673	5,167	14,519

Income and expense recognized in equity	—	—	3,384
Dividends	—	—	(1,201)
Issuance of common stock and share-based payment	—	44	—
Purchase of common stock	—	—	—
Re-issuance of treasury stock	—	(36)	—
Other changes in equity*	—	487	—

Balance at September 30, 2006	2,673	5,662	16,702

Balance at October 1, 2006	2,673	5,662	16,702

Income and expense recognized in equity	—	—	5,043
Dividends	—	—	(1,292)
Issuance of common stock and share-based payment	70	1,593	—
Purchase of common stock	—	—	—
Re-issuance of treasury stock	—	(7)	—
Other changes in equity*	—	(1,168)	—

Balance at September 30, 2007	2,743	6,080	20,453

*	For further information see also Notes 22 and 26.

Other components of equity
	Available-				Total equity
Currency	for-sale	Derivative		Treasury	attributable
translation	financial	financial		shares	to shareholders	Minority	Total
differences	assets	instruments	Total	at cost	of Siemens AG	interest	equity

(25)	411	55	441	—	22,420	530	22,950

436	39	(144)	331	—	1,777	184	1,961
—	—	—	—	—	(1,112)	(108)	(1,220)
—	—	—	—	—	60	—	60
—	—	—	—	(219)	(219)	—	(219)
—	—	—	—	218	204	—	204
—	—	—	—	—	—	55	55

411	450	(89)	772	(1)	23,130	661	23,791

411	450	(89)	772	(1)	23,130	661	23,791

(320)	(354)	58	(616)	—	2,768	181	2,949
—	—	—	—	—	(1,201)	(144)	(1,345)
—	—	—	—	—	44	—	44
—	—	—	—	(421)	(421)	—	(421)
—	—	—	—	422	386	—	386
—	—	—	—	—	487	4	491

91	96	(31)	156	—	25,193	702	25,895

91	96	(31)	156	—	25,193	702	25,895

(566)	30	100	(436)	—	4,607	265	4,872
—	—	—	—	—	(1,292)	(146)	(1,438)
—	—	—	—	—	1,663	—	1,663
—	—	—	—	(101)	(101)	—	(101)
—	—	—	—	101	94	—	94
—	—	—	—	—	(1,168)	(190)	(1,358)

(475)	126	69	(280)	—	28,996	631	29,627

SIEMENS — NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEGMENT INFORMATION (continuing operations)
As of and for the fiscal years ended September 30, 2007, 2006 and 2005
(in millions of €)

																									Additions to
																									intangible assets			Amortization,
	New orders						Intersegment									Net capital									and property, plant			depreciation and
	(unaudited)			External revenue			revenue			Total revenue			Group profit(1)			employed(2)			Free cash flow(3)						and equipment			impairments(4)
	2007	2006	2005	2007	2006	2005	2007	2006	2005	2007	2006	2005	2007	2006	2005	9/30/07	9/30/06	9/30/05	2007		2006		2005		2007	2006	2005	2007	2006	2005
Operations Groups
Siemens IT Solutions and Services (SIS)(5)	5,156	5,574	7,017	3,988	4,466	4,412	1,372	1,227	1,437	5,360	5,693	5,849	252	(731)	(676)	253	18	60	18		(661)		(160)		204	284	302	282	292	257
Automation and Drives (A&D)	16,794	14,312	10,840	13,695	11,564	9,282	1,694	1,477	1,256	15,389	13,041	10,538	2,090	1,575	1,287	7,026	3,837	3,292	1,857		1,258		1,282		496	459	314	374	296	278
Industrial Solutions and Services (I&S)	10,161	9,025	7,189	7,824	7,837	5,339	1,070	982	968	8,894	8,819	6,307	415	282	170	1,198	1,279	1,521	397		321		396		83	115	83	108	123	102
Siemens Building Technologies (SBT)	5,350	5,235	4,518	4,952	4,695	4,318	110	101	97	5,062	4,796	4,415	354	223	185	1,807	1,764	1,402	340		(1)		130		123	120	111	127	109	110
Power Generation (PG)	17,988	12,532	10,964	12,159	10,068	8,042	35	18	19	12,194	10,086	8,061	1,147	779	969	1,371	1,945	1,546	2,019		608		574		253	305	206	229	216	196
Power Transmission and Distribution (PTD)	9,896	8,028	5,283	7,126	6,032	3,933	563	477	317	7,689	6,509	4,250	650	315	218	1,865	1,701	1,634	515		135		41		170	171	128	110	119	84
Transportation Systems (TS)	4,780	6,173	4,599	4,418	4,429	4,146	34	64	40	4,452	4,493	4,186	191	72	43	(58)	111	42	335		24		(495)		54	138	106	58	57	57
Medical Solutions (Med)	10,271	9,334	8,641	9,798	8,164	7,577	53	63	49	9,851	8,227	7,626	1,323	988	894	8,234	4,975	3,384	1,380		893		1,087		444	314	277	438	284	269
Osram	4,690	4,563	4,300	4,677	4,547	4,282	13	16	18	4,690	4,563	4,300	492	456	456	1,994	1,976	1,977	392		444		441		298	313	303	255	261	265
Strategic Equity Investments (SEI)(6)	—	—	—	—	—	—	—	—	—	—	—	—	(161)	225	171	4,891	1,008	872	76		63		—		—	—	—	—	—	—
Other Operations	2,830	4,068	3,564	2,516	3,427	3,242	368	517	242	2,884	3,944	3,484	(193)	(317)	(148)	181	201	724	(292)		(278)		(44)		166	197	169	118	121	238

Total Operations Groups	87,916	78,844	66,915	71,153	65,229	54,573	5,312	4,942	4,443	76,465	70,171	59,016	6,560	3,867	3,569	28,762	18,815	16,454	7,037		2,806		3,252		2,291	2,416	1,999	2,099	1,878	1,856
Reconciliation to financial statements
Corporate items, pensions and eliminations	(4,949)	(4,855)	(4,540)	166	97	115	(5,078)	(4,692)	(4,246)	(4,912)	(4,595)	(4,131)	(1,672)	(527)	(618)	(3,536)	(6,392)	(4,604)	(2,943	)(7)	(1,816	)(7)	(2,927	)(7)	22	(1)	(2)	88	4	10
Other interest expense	—	—	—	—	—	—	—	—	—	—	—	—	(497)	(325)	(175)	—	—	—	—		—		—		—	—	—	—	—	—
Other assets related and miscellaneous reconciling items	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	62,432	67,596	64,785	—		—		—		—	—	—	—	—	—

Total Operations (for columns Group profit/Net capital employed, i.e. Income before income taxes/Total assets)	82,967	73,989	62,375	71,319	65,326	54,688	234	250	197	71,553	65,576	54,885	4,391	3,015	2,776	87,658	80,019	76,635	4,094		990		325		2,313	2,415	1,997	2,187	1,882	1,866

													Income before income taxes			Total assets

Financing and Real Estate Groups
Siemens Financial Services (SFS)	721	645	542	653	581	498	67	64	44	720	645	542	329	306	319	8,912	10,543	10,162	108		71		57		558	498	488	277	241	198
Siemens Real Estate (SRE)	1,686	1,705	1,621	476	580	595	1,210	1,125	1,026	1,686	1,705	1,621	228	115	131	3,091	3,221	3,490	(35)		(45)		11		196	270	185	161	191	203
Eliminations	(13)	(10)	(10)	—	—	—	(13)	(10)	(10)	(13)	(10)	(10)	—	—	—	(458)	(462)	(339)	258	(7)	243	(7)	186	(7)	—	—	—	—	—	—

Total Financing and Real Estate	2,394	2,340	2,153	1,129	1,161	1,093	1,264	1,179	1,060	2,393	2,340	2,153	557	421	450	11,545	13,302	13,313	331		269		254		754	768	673	438	432	401

Eliminations, reclassifications and Corporate Treasury	(1,445)	(1,385)	(1,215)	—	—	—	(1,498)	(1,429)	(1,257)	(1,498)	(1,429)	(1,257)	153	(18)	368	(7,648)	(5,793)	(8,369)	2,330	(7)	561	(7)	(51	)(7)	—	—	—	—	—	—

Siemens	83,916	74,944	63,313	72,448	66,487	55,781	—	—	—	72,448	66,487	55,781	5,101	3,418	3,594	91,555	87,528	81,579	6,755		1,820		528		3,067	3,183	2,670	2,625	2,314	2,267

(1)	Group profit of the Operations Groups is earnings before financing interest, certain pension costs and income taxes and may exclude other categories of items which are not allocated to the Groups since the Managing Board does not regard such items as indicative of the Group’s performance.
(2)	Net capital employed of the Operations Groups represents total assets less tax assets, provisions and non-interest bearing liabilities other than tax liabilities.
(3)	Free cash flow represents net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment.
(4)	Amortization and impairments of intangible assets other than goodwill and depreciation and impairments of property, plant and equipment. Goodwill impairment and impairment of non-current available-for-sale financial assets and investments accounted for under the equity method for Siemens amount to €158, €89 and €331 for the years ended September 30, 2007, 2006 and 2005, respectively.
(5)	SIS was created effective April 1, 2007 and consists primarily of the activities of the former segment Siemens Business Services that were bundled with other information technology (IT) activities. Prior-year information was reclassified for comparability purposes.
(6)	SEI was created as of October 1, 2006 and includes certain strategic investments accounted for using the equity method. Beginning in the third quarter of fiscal 2007, the Siemens investment in Nokia Siemens Networks is also reported in SEI.
(7)	Includes cash paid for income taxes according to the allocation of income taxes to Operations, Financing and Real Estate, and Eliminations, reclassifications and Corporate Treasury in the Consolidated Statements of Income. Furthermore, the reclassification of interest payments in the Consolidated Statements of Cash Flow from operating activities into financing activities is shown in Eliminations. Interest payments are external interest paid as well as intragroup interest paid and received.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

1.	Basis of presentation

The accompanying Consolidated Financial Statements present the operations of Siemens AG and its subsidiaries (the Company or Siemens) and have been prepared in accordance with International Financial Reporting Standards (IFRS) and its interpretations issued by the International Accounting Standards Board (IASB), as adopted by the European Union (EU). In addition to its primary financial reporting for fiscal 2006 under United States Generally Accepted Accounting Principles (U.S. GAAP), in December 2006 the Company also published its first IFRS Consolidated Financial Statements (IFRS Consolidated Financial Statements as of September 30, 2006). The IFRS Consolidated Financial Statements as of September 30, 2006 were presented as supplemental information and serve as a basis for Siemens’ primary IFRS reporting beginning with the first quarter of fiscal 2007. The IFRS Consolidated Financial Statements as of September 30, 2006 included a reconciliation of equity and net income from U.S. GAAP to IFRS for all balance sheet dates presented, as well as a reconciliation of equity as of October 1, 2004, when IFRS was adopted. For additional information see “Explanation of transition to IFRS” in Note 40, “Reconciliation and additional U.S. GAAP disclosures.”

Siemens has prepared and reported its Consolidated Financial Statements in euros (€). Siemens is a German based multinational corporation with a balanced business portfolio of activities predominantly in the field of electronics and electrical engineering (for further information see Note 36).

Siemens applied all standards and interpretations issued by the IASB that were effective as of September 30, 2007. In addition, the Company early adopted certain other standards, amendments to standards and interpretations, including the following standards which had a significant impact:

•	IFRS 7, Financial Instruments: Disclosures. This standard requires extensive disclosures about the significance of financial instruments for an entity’s financial position and results of operations, and qualitative and quantitative disclosures on the nature and extent of risks arising from financial instruments. It combines disclosure requirements from IAS 32, Financial Instruments: Presentation, and IAS 30, Disclosures in the Financial Statements of Banks and Similar Financial Institutions, and adds new disclosure requirements. The standard is effective for fiscal periods beginning on or after January 1, 2007. Siemens decided to early adopt IFRS 7 in its 2006 financial statements and also presents comparative information for 2005 according to IFRS 7. IFRS 7 was also considered in determining the presentation of items on the face of the Consolidated Balance Sheets and the Consolidated Statements of Income.

•	IFRS 8, Operating Segments. IFRS 8 replaces IAS 14, Segment Reporting, and aligns segment reporting with the requirements of Statement of Financial Accounting Standards (SFAS) 131, Disclosures about Segments of an Enterprise and Related Information, except for some minor differences. IFRS 8 requires an entity to report financial and descriptive information about its reportable segments. Reportable segments are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity for which separate financial information is available that is evaluated regularly by the entity’s chief operating decision maker in making decisions about how to allocate resources and in assessing performance. Generally, financial information is required to be reported on the same basis as is used internally for evaluating operating segment performance and deciding how to allocate resources to operating segments. IFRS 8 is effective for fiscal periods beginning on or after January 1, 2009. However, Siemens decided to early adopt IFRS 8 in the first quarter of fiscal 2007. See Note 36 for further information on segment information.

The Consolidated Financial Statements were authorised for issue by the Managing Board on November 23, 2007.

All standards and interpretations issued by the IASB and applied by Siemens in preparing its Consolidated Financial Statements have been adopted for use in the EU until the date of authorization for issue. The Consolidated

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

Financial Statements of Siemens also comply with IFRS as published by the IASB. Therefore, there are no differences and a reconciliation between IFRS as adopted by the EU and IFRS as published by the IASB is not necessary. IFRS as adopted by the EU and IFRS as published by the IASB are referred to, collectively, as IFRS in these Consolidated Financial Statements.

Financial statement presentation

The presentation of the Company’s worldwide financial data is accompanied by a component model presentation breaking down Siemens’ financial position, results of operations and cash flows into three components (see below). These components contain the Company’s reportable segments (also referred to as Groups). Siemens VDO Automotive (SV) no longer represents an operating segment and will be dissolved in fiscal 2008 (for further information see Note 4 and 36).

•	Siemens—Represents the Consolidated Financial Statements of the Company.

•	Operations—Defined as Siemens’ nine operating Groups and certain operating activities not associated with these Groups, as well as Strategic Equity Investments (see Note 36 for further information) and centrally managed items including corporate headquarters, but excluding the activities of the Financing and Real Estate Groups and the Corporate Treasury.

•	Financing and Real Estate—Siemens’ Financing and Real Estate Groups are responsible for the Company’s international leasing, finance, credit and real estate management activities.

•	Eliminations, reclassifications and Corporate Treasury—Captures separately the consolidation of transactions among Operations and Financing and Real Estate, as well as certain reclassifications. This component also includes the Company’s Corporate Treasury activities.

The Company’s presentation of Operations, Financing and Real Estate and Eliminations, reclassifications and Corporate Treasury reflects the management of these components as distinctly different business activities, with different goals and requirements. Management believes that this presentation provides a clearer understanding of the components of the Company’s financial position, results of operations and cash flows. The accounting principles applied to these components are generally the same as those used for Siemens. The Company has allocated equity to the Financing and Real Estate business based on a management approach which takes into consideration the inherent risk evident in the underlying assets. The remaining amount of total equity is shown under Operations. Income taxes are allocated to Operations, Financing and Real Estate and Eliminations, reclassifications and Corporate Treasury by applying the effective tax rate of Siemens to the income before income taxes of each respective component. Deferred income tax assets and liabilities are allocated to these components based on available component specific information and applicable proportions of such amounts to total assets and liabilities of Siemens. The financial data presented for the Operations and Financing and Real Estate and Eliminations, reclassifications and Corporate Treasury components are not intended to purport the financial position, results of operations and cash flows as if they were separate entities under IFRS.

The information disclosed in these Notes relates to Siemens unless otherwise stated.

2.	Summary of significant accounting policies

The presentation of certain prior year information has been reclassified to conform to the current year presentation.

As previously reported, within the former Com Group, the Company’s other Groups and regional companies, a number of Business Consultant Agreements and similar sales-related arrangements with third-party intermediaries have been identified. The Company identified a large volume of payments relating to fiscal years 2000–2006 made

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

in connection with these agreements and other payments for which the Company has not been able either to establish a valid business purpose or to clearly identify the recipient. The payments identified were recorded as deductible business expenses in prior periods in determining income tax provisions. During fiscal 2007, the Company determined that certain of these payments were non-deductible under tax regulations of Germany and other jurisdictions. Due to these matters, the Company accounted in fiscal 2007 for an amount of €352 in income tax charges and €28 in related interest charges in respect of fiscal years 2000–2006. These income tax charges are in addition to income tax charges recorded in fiscal 2006 in the amount of €168 relating to income tax liabilities for certain payments for which Siemens was not able to establish a valid business purpose or to clearly identify the recipient. The charges were considered to be immaterial under the rollover method of quantifying misstatements and were accounted for in fiscal 2007 by adjusting the comparative amounts for fiscal years 2006 and 2005 and the opening balance of total equity as of October 1, 2004. The effect of the adjustment of these misstatements on net income for fiscal 2006 and 2005 and the opening balance of total equity as of October 1, 2004 amounted to an increase of €25, a decrease of €69 and a decrease of €336, respectively. These adjustments had no impact on segment information.

Further, certain commission liability accounts were identified at the Med Group which were created in fiscal years prior to 2005 and subsequently released in a manner that did not comply with applicable accounting principles. The release of those liabilities resulted in an overstatement of net income (loss) of €15 in both fiscal 2006 and 2005. As a result, the opening balance of total equity as of October 1, 2004 was understated by €30. Comparative amounts for fiscal 2006 and 2005 for net income (loss), equity and segment information for the respective periods have been adjusted accordingly.

The following table summarizes the effect of all adjustments described above on net income as reported for fiscal years 2006 and 2005 as well as the effect of correcting the cumulative misstatements for fiscal years 2000–2004 within the opening balance of total equity as of October 1, 2004:

			Effect of
	Effect of		Accumulated
	misstatements on		misstatements on
	Net income(loss)		Total equity
	in Fiscal Year		as of Oct. 1,
	2006	2005	2004	Total

Misstatement(1), related to
Com Germany	(5)	(13)	(173)	(191)
Non-Com Germany	(28)	(39)	(208)	(275)
International	(15)	(17)	(50)	(82)
Less: Income tax adjustments previously recorded at September 30, 2006(2)	73	—	95	168

Income tax adjustments(3),(4)	25	(69)	(336)	(380)
Med commission liability	(15)	(15)	30	—

Misstatements adjusted September 30, 2007	10	(84)	(306)	(380)

(1)	Including interest, where applicable.

(2)	Includes €31 recorded in fiscal 2006 that was determined to relate to non-tax deductible expenses recorded in fiscal 2006 and €42 recorded in fiscal 2006 relating to misstatements originating in fiscal years 2005 and 2004 of €17 and €25, respectively.

(3)	Includes income taxes related to continuing operations and discontinued operations.

(4)	The effect of accumulated misstatements on Total Equity as of Oct. 1, 2004 relates to fiscal years 2004: €(82); 2003: €(59); 2002: €(55); 2001: €(40); 2000: €(100).

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

The following table summarizes the effect the corrections had on the affected line-items on the face of the Consolidated Statements of Income and Consolidated Balance Sheets for fiscal years 2006 and 2005 as included in the fiscal 2007 Consolidated Financial Statements:

	Fiscal 2006			Fiscal 2005
	prior to			prior to
	adjustment(1)	adjustment	adjusted	adjustment(1)	adjustment	adjusted

Misstated Statement of Income line-items
Cost of goods sold and services rendered	(49,084)	(24)	(49,108)	(40,073)	(25)	(40,098)
Gross profit	17,403	(24)	17,379	15,708	(25)	15,683
Income (loss) from continuing operations before income taxes	3,442	(24)	3,418	3,619	(25)	3,594
Income taxes	(742)	(34)	(776)	(735)	(46)	(781)
Income (loss) from continuing operations	2,700	(58)	2,642	2,884	(71)	2,813
Income (loss) from discontinued operations, net of income taxes(2)	635	68	703	(224)	(13)	(237)

Net income (loss)	3,335	10	3,345	2,660	(84)	2,576

Basic earnings per share
Income (loss) from continuing operations	2.85	(0.07)	2.78	3.04	(0.08)	2.96
Income (loss) from discontinued operations	0.66	0.08	0.74	(0.23)	(0.02)	(0.25)

Net income (loss)	3.51	0.01	3.52	2.81	(0.10)	2.71

Diluted earnings per share
Income (loss) from continuing operations	2.84	(0.07)	2.77	2.93	(0.08)	2.85
Income (loss) from discontinued operations	0.66	0.08	0.74	(0.22)	(0.01)	(0.23)

Net income (loss)	3.50	0.01	3.51	2.71	(0.09)	2.62

Misstated Balance Sheet line-items
Deferred tax assets	3,860	(203)	3,657	3,493	(233)	3,260
Trade payables	8,443	—	8,443	10,168	(24)	10,144
Income tax payables	1,487	95	1,582	1,499	105	1,604
Deferred tax liabilities	102	82	184	213	76	289
Total equity	26,275	(380)	25,895	24,181	(390)	23,791

(1)	The figures reported for fiscal 2006 and 2005 as “prior to adjustment” correspond to the figures as originally reported after reclassifying SV which is reported as discontinued operations in 2007. Accordingly, prior period information has been reclassified for comparative purposes.

(2)	These adjustments are related to the former Com Group.

Basis of consolidation—The Consolidated Financial Statements include the accounts of Siemens AG and its subsidiaries which are directly or indirectly controlled. Control is generally conveyed by ownership of the majority of voting rights. Additionally, the Company consolidates special purpose entities (SPE’s) when, based on the evaluation of the substance of the relationship with Siemens, the Company concludes that it controls the SPE. Associated companies are recorded in the Consolidated Financial Statements using the equity method of accounting. Companies in which Siemens has joint control are also recorded using the equity method.

Business combinations—All business combinations are accounted for under the purchase method. The cost of an acquisition is measured at the fair value of the assets given and liabilities incurred or assumed at the date of exchange plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities assumed in a

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

business combination (including contingent liabilities) are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Company’s share of the identifiable net assets acquired is recorded as goodwill.

Associated companies—Companies in which Siemens has the ability to exercise significant influence over operating and financial policies (generally through direct or indirect ownership of 20% to 50% of the voting rights) are recorded in the Consolidated Financial Statements using the equity method of accounting and are initially recognized at cost. The excess of Siemens’ initial investment in associated companies over Siemens’ ownership percentage in the underlying net assets of those companies is attributed to certain fair value adjustments with the remaining portion recognized as goodwill. Goodwill relating to the acquisition of associated companies is included in the carrying amount of the investment and is not amortized but is tested for impairment as part of the overall investment in the associated company.

Siemens’ share of its associated companies’ post-acquisition profits or losses is recognized in the income statement, and its share of post-acquisition movements in equity that have not been recognized in the associates’ profit or loss is recognized directly in equity. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment in the associated company. When Siemens’ share of losses in an associated company equals or exceeds its interest in the associate, Siemens does not recognize further losses, unless it incurs obligations or makes payments on behalf of the associate.

Material intercompany results arising from transactions between Siemens and its associated companies are eliminated to the extent of Siemens’ interest in the associated company.

Foreign currency translation—The assets and liabilities of foreign subsidiaries, where the functional currency is other than the euro, are translated using period-end exchange rates, while the statements of income are translated using average exchange rates during the period. Differences arising from such translations are recognized within equity.

The exchange rates of the significant currencies of non-euro countries used in the preparation of the Consolidated Financial Statements were as follows:

		Year-end
		exchange rate		Annual average rate
		1 € quoted		1 € quoted
		into currencies		into currencies
		specified below		specified below
		September 30,		Fiscal year
Currency	ISO Code	2007	2006	2007	2006	2005

British pound	GBP	0.697	0.678	0.676	0.685	0.688
U.S. Dollar	USD	1.418	1.266	1.333	1.230	1.273

Revenue recognition—Revenue is recognized for product sales when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the risks and rewards of ownership have been transferred to the customer, the amount of revenue can be measured reliably, and collection of the related receivable is reasonably assured. If product sales are subject to customer acceptance, revenues are not recognized until customer acceptance occurs. Revenues from construction-type projects are generally recognized under the percentage-of-completion method, based on the percentage of costs to date compared to the total estimated contract costs, contractual milestones or performance. Revenues from service transactions are recognized as services are performed. For long-term service contracts, revenues are recognized on a straight-line basis over the term of the contract or, if the performance pattern is other than straight-line, as the services are provided. Revenue from software arrangements is recognized at the time persuasive evidence of an arrangement exists, delivery has occurred, the amount of revenue can be measured reliably and collectibility is probable. Revenue from

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

maintenance, unspecified upgrades or enhancements and technical support is allocated using the residual value method and is recognized over the period such items are delivered. If an arrangement to deliver software requires significant production, modification, or customization of software, the entire arrangement is accounted for under the percentage-of-completion method. Operating lease income for equipment rentals is recognized on a straight-line basis over the lease term. Interest is recognized using the effective interest method. Dividends are recognized when the right to receive payment is established. Royalties are recognized on an accrual basis in accordance with the substance of the relevant agreement.

Sales of goods and services sometimes involve the provision of multiple elements. In these cases, the Company determines whether the contract or arrangement contains more than one unit of accounting. An arrangement is separated if (1) the delivered element(s) has value to the customer on a stand-alone basis, (2) there is objective and reliable evidence of the fair value of the undelivered element(s) and (3), if the arrangement includes a general right of return relative to the delivered element(s), delivery or performance of the undelivered element(s) is considered probable and substantially in the control of the Company. If all three criteria are fulfilled, the appropriate revenue recognition convention is then applied to each separate unit of accounting. Generally, the total arrangement consideration is allocated to the separate units of accounting based on their relative fair values. In cases where there is objective and reliable fair value evidence of the undelivered elements but not for one or more of the delivered elements, the residual method is used, i.e. the amount allocated to delivered elements equals the total arrangement consideration less the aggregate fair value of the undelivered elements. Objective and reliable fair values are sales prices for the component when it is regularly sold on a stand-alone basis or third-party prices for similar components. If the three criteria are not met, revenue is deferred until such criteria are met or until the period in which the last undelivered element is delivered. The amount allocable to the delivered elements is limited to the amount that is not contingent upon delivery of additional elements or meeting other specified performance conditions.

Product-related expenses and losses from onerous contracts—Provisions for estimated costs related to product warranties are recorded in Cost of goods sold and services rendered at the time the related sale is recognized, and are established on an individual basis, except for consumer products. The estimates reflect historic trends of warranty costs, as well as information regarding product failure experienced during construction, installation or testing of products. In the case of new products, expert opinions and industry data are also taken into consideration in estimating product warranty provisions. Expected losses from onerous contracts are recognized in the period when the current estimate of total contract costs exceeds contract revenue.

Research and development costs—Costs of research activities undertaken with the prospect of gaining new scientific or technical knowledge and understanding are expensed as incurred.

Costs for development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, are capitalized if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable and Siemens intends, and has sufficient resources, to complete development and to use or sell the asset. The costs capitalized include the cost of materials, direct labour and directly attributable general overhead expenditure that serves to prepare the asset for use. Such capitalized costs are included in Other intangible assets as other internally generated intangible assets (see Note 16). Other development costs are expensed as incurred. Capitalized development costs are stated at cost less accumulated amortization and impairment losses with an amortization period of generally three to five years.

Earnings per share—Basic earnings per share is computed by dividing income from continuing operations, income from discontinued operations and net income, all attributable to ordinary shareholders of Siemens AG by the weighted average shares outstanding during the year. Diluted earnings per share is calculated by assuming conversion or exercise of all potentially dilutive securities, stock options and stock awards.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

Goodwill—Goodwill is not amortized, but instead tested for impairment annually, as well as whenever there are events or changes in circumstances (“triggering events”) which suggest that the carrying amount may not be recoverable. Goodwill is carried at cost less accumulated impairment losses.

The goodwill impairment test is based on cash-generating units, which at Siemens are its divisions. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the division or divisions that are expected to benefit from the synergies of the business combination in which the goodwill arose. If the carrying amount of the division, to which the goodwill is allocated, exceeds its recoverable amount goodwill allocated to this division must be reduced accordingly. The recoverable amount is the higher of the division’s fair value less costs to sell and its value in use. Siemens generally determines the recoverable amount of a division based on its fair value less costs to sell. These values are generally determined based on discounted cash flow calculations. Impairment losses on goodwill are not reversed in future periods if the recoverable amount exceeds the carrying amount of the cash-generating unit to which the goodwill is allocated. See Note 15 for further information.

Other intangible assets—Other intangible assets consist of software and other internally generated intangible assets, patents, licenses and similar rights. The Company amortizes intangible assets with finite useful lives on a straight-line basis over their respective estimated useful lives to their estimated residual values. Estimated useful lives for software, patents, licenses and other similar rights generally range from three to five years, except for intangible assets with finite useful lives acquired in business combinations. Intangible assets acquired in business combinations primarily consist of customer relationships and technology. Weighted average useful lives in specific acquisitions ranged from nine to twenty-two years for customer relationships and from seven to twelve years for technology. Intangible assets which are determined to have indefinite useful lives as well as intangible assets not yet available for use are not amortized, but instead tested for impairment at least annually. See Note 16 for further information.

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

Impairment of property, plant and equipment and other intangible assets with finite useful lives—The Company reviews property, plant and equipment and other intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets is measured by the comparison of the carrying amount of the asset to the recoverable amount, which is the higher of the asset’s value in use and its fair value less costs to sell. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their recoverable amount. If the fair value cannot be determined, the assets’ value in use is applied as their recoverable amount. The assets’ value in use is measured by discounting their estimated future cash flows. If there is an indication that the reasons which caused the impairment no longer exist, Siemens would consider the need to reverse all or a portion of the impairment.

The Company’s property, plant and equipment and other intangible assets to be disposed of are recorded at the lower of carrying amount or fair value less costs to sell and depreciation is ceased.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

Discontinued operations—Discontinued operations are reported when a component of an entity comprising operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity is classified as held for sale or has been disposed of, if the component either (a) represents a separate major line of business or geographical area of operations or (b) is part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations or (c) is a subsidiary acquired exclusively with a view to resale.

Income taxes—The Company applies IAS 12, Income Taxes. Under the liability method of IAS 12, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the income statement, unless related to items directly recognized in equity, in the period the new laws are substantively enacted. Deferred tax assets are recognized to the extent that it is probable that future taxable income will be available against which the deductible temporary differences, unused tax losses and unused tax credits can be utilized.

Inventories—Inventory is valued at the lower of acquisition or production cost or net realizable value, cost being generally determined on the basis of an average or first-in, first-out method. Production costs comprise direct material and labor and applicable manufacturing overheads, including depreciation charges. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

Provisions—A provision is recognized in the balance sheet when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect is material, provisions are recognized at present value by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money. Provisions for onerous contracts are measured at the lower of the expected cost of fulfilling the contract and the expected cost of terminating the contract. Additions to provisions are generally recognized in the income statement. The present value of legal obligations associated with the retirement of property, plant and equipment (asset retirement obligations) that result from the acquisition, construction, development or normal use of an asset is added to the carrying amount of the associated asset. The additional carrying amount is depreciated over the life of the asset. If the asset retirement obligation is settled for other than the carrying amount of the liability, the Company recognizes a gain or loss on settlement.

Financial instruments—A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. Financial assets of the Company mainly include cash and cash equivalents, available-for-sale financial assets, trade receivables, loans receivable, finance lease receivables and derivative financial instruments with a positive fair value. Financial liabilities of the Company mainly comprise notes and bonds, loans from banks, commercial paper, trade payables, finance lease payables and derivative financial instruments with a negative fair value.

Financial instruments are recognized on the balance sheet when Siemens becomes a party to the contractual obligations of the instrument. For regular way purchases or sales of financial assets, i.e. purchases or sales under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the marketplace concerned, the trade date is applied.

Initially, financial instruments are recognized at their fair value. Transaction costs directly attributable to the acquisition or issue of financial instruments are only recognized in determining the carrying amount, if the financial instruments are not measured at fair value through profit or loss. Finance lease receivables are recognized at an amount equal to the net investment in the lease. Subsequently, financial assets and liabilities are measured according to the category—cash and cash equivalents, available-for-sale financial assets, loans and receivables,

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

financial liabilities measured at amortized cost or financial assets and liabilities classified as held for trading—to which they are assigned.

Cash and cash equivalents—The Company considers all highly liquid investments with less than three months maturity from the date of acquisition to be cash equivalents. Cash and cash equivalents are measured at cost.

Available-for-sale financial assets—Investments in equity instruments, debt instruments and fund shares are all classified as available-for-sale financial assets. They are accounted for at fair value if reliably measurable, with unrealized gains and losses included in Other components of equity, net of applicable deferred income taxes. Equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are recorded at cost.

When available-for-sale financial assets incur a decline in fair value below acquisition cost and there is objective evidence that the asset is impaired, the cumulative loss that has been recognized in equity is removed from equity and recognized in the Consolidated Statements of Income. The Company considers all available evidence such as market conditions and prices, investee-specific factors and the duration and the extent to which fair value is less than acquisition cost in evaluating potential impairment of its available-for-sale financial assets. An impairment loss may be reversed in subsequent periods for debt instruments, if the reasons for the impairment no longer exist.

Loans and receivables—Financial assets classified as loans and receivables are measured at amortized cost using the effective interest method less any impairment losses. Impairment losses on trade and other receivables are recognized using separate allowance accounts. See Note 3 for further information regarding the determination of impairment.

Financial liabilities—Siemens measures financial liabilities, except for derivative financial instruments, at amortized cost using the effective interest method.

Derivative financial instruments—Derivative financial instruments, such as foreign currency exchange contracts and interest rate swap contracts, are measured at fair value. Derivative instruments are classified as held for trading unless they are designated as hedging instruments, for which hedge accounting is applied. Changes in the fair value of derivative financial instruments are recognized periodically either in net income or, in the case of a cash flow hedge, in Other components of equity, net of applicable deferred income taxes. Certain derivative instruments embedded in host contracts are also accounted for separately as derivatives.

Fair value hedges—The carrying amount of the hedged item is adjusted by the gain or loss attributable to the hedged risk. Where an unrecognized firm commitment is designated as the hedged item, the subsequent cumulative change in its fair value is recognized as a separate financial asset or liability with corresponding gain or loss recognized in net income.

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

Cash flow hedges—The effective portion of changes in the fair value of derivative instruments designated as cash flow hedges are recognized in Other components of equity, net of applicable deferred income taxes, and any ineffective portion is recognized immediately in net income. Amounts accumulated in equity are reclassified into net income in the same periods in which the hedged item affects net income.

See Note 31, Derivative financial instruments and hedging activities for further information.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

Share-based payment—As permitted under IFRS 1, First-time Adoption of International Financial Reporting Standards, IFRS 2, Share-based Payment, has not been retrospectively applied to all share-based payment awards. This exemption has been applied for all equity awards which were granted prior to November 7, 2002, as well as those equity awards granted prior to October 1, 2003, which vested before January 1, 2005. All such equity awards exempted from IFRS 2 continue to be accounted for under the intrinsic value approach. IFRS 2 distinguishes between cash-settled and equity-settled share-based payment transactions. For both types, the fair value is measured at grant date and the compensation expense is allocated over the period during which the employees become unconditionally entitled to the awards. Cash-settled awards are remeasured at fair value on each reporting date until the award is settled. Siemens uses an option pricing model to determine the fair value of its share-based payment plans. See Note 33 for further information on share-based payment transactions.

Initial application of standards and interpretations in fiscal 2007

For information on the adoption of IFRS 8, Operating Segments, in fiscal 2007 please refer to Notes 1 and 36.

Standards and interpretations issued but not yet adopted

In November 2006, the IFRIC issued IFRIC Interpretation 12, Service Concession Arrangements, to provide guidance to private sector entities on certain recognition and measurement issues that arise in accounting for public-to-private service concession arrangements. Service concession arrangements are arrangements whereby a government or other body grants contracts for the supply of public services (e.g. roads, energy distribution, transportation) to private operators. This Interpretation applies to public-to-private service concession arrangements if (a) the grantor controls or regulates what services the operator must provide with the infrastructure, to whom it must provide them, and at what price; and (b) the grantor controls—through ownership, beneficial entitlement or otherwise—any significant residual interest in the infrastructure at the end of the term of the arrangement. Control of the asset remains in public hands but the private sector operator is responsible for construction activities, as well as for operating and maintaining the public sector infrastructure. The operator does not recognize the infrastructure as its property, plant and equipment if the infrastructure is existing infrastructure of the grantor, or is infrastructure constructed or purchased by the operator as part of the service arrangement. The operator recognizes either a financial asset or an intangible asset, or both, as compensation for any construction services that it provides. Any concession arrangements within the scope of IFRIC 12 are excluded from the scope of IFRIC 4 “Determining whether an Arrangement Contains a Lease.” The Company plans to adopt IFRIC 12 beginning October 1, 2008. The involvement of the Company in public-to-private service concession arrangements is currently being evaluated.

In September 2007, the International Accounting Standards Board (IASB) issued IAS 1, Presentation of Financial Statements (IAS 1). IAS 1 replaces IAS 1, Presentation of Financial Statements (revised in 2003), as amended in 2005. The revision is aimed at improving users’ ability to analyze and compare the information given in financial statements. IAS 1 sets overall requirements for the presentation of financial statements, guidelines for their structure and minimum requirements for their content. The new standard is effective for fiscal periods beginning on or after January 1, 2009, early adoption being permitted. The Company will determine the expected effect of the revised IAS 1 and determine an adoption date.

3. Management estimates and judgments

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

Revenue recognition on construction contracts—The Company’s Groups, particularly PG, TS, I&S, PTD and SBT, conduct a significant portion of their business under construction contracts with customers. The Company generally accounts for construction projects using the percentage-of-completion method, recognizing revenue as performance on a contract progresses. This method places considerable importance on accurate estimates of the extent of progress towards completion. Depending on the methodology to determine contract progress, the significant estimates include total contract costs, remaining costs to completion, total contract revenues, contract risks and other judgments. Management of the operating Groups continually reviews all estimates involved in such construction contracts and adjusts them as necessary. The Company also uses the percentage-of-completion method for projects financed directly or indirectly by Siemens. In order to qualify for such accounting, the credit quality of the customer must meet certain minimum parameters as evidenced by the customer’s credit rating or by a credit analysis performed by Siemens Financial Services (SFS), which performs such reviews in support of the Company’s Corporate Executive Committee. At a minimum, a customer’s credit rating must be single B from external rating agencies, or an equivalent SFS-determined rating. In cases where the credit quality does not meet such standards, the Company recognizes revenue for construction contracts and financed projects based on the lower of cash if irrevocably received, or contract completion. The Company believes the credit factors used provide a reasonable basis for assessing credit quality.

Trade and other receivables—The allowance for doubtful accounts involves significant management judgment and review of individual receivables based on individual customer creditworthiness, current economic trends and analysis of historical bad debts on a portfolio basis. For the determination of the country-specific component of the individual allowance, we also consider country credit ratings, which are centrally determined based on information from external rating agencies. Regarding the determination of the valuation allowance derived from a portfolio-based analysis of historical bad debts, a decline of receivables in volume results in a corresponding reduction of such provisions and vice versa. As of September 30, 2007 and 2006, Siemens recorded a total valuation allowance for accounts receivable of €895 and €956, respectively. Siemens also selectively assists customers through arranging financing from various third-party sources, including export credit agencies, in order to be awarded supply contracts. In addition, the Company provides direct vendor financing and grants guarantees to banks in support of loans to Siemens customers when necessary and deemed appropriate.

Impairment—Siemens tests at least annually whether goodwill has suffered any impairment, in accordance with its accounting policy. The determination of the recoverable amount of a division to which goodwill is allocated involves the use of estimates by management. The recoverable amount is the higher of the division’s fair value less costs to sell and its value in use. The Company generally uses discounted cash flow based methods to determine these values. These discounted cash flow calculations use five-year projections that are based on the financial budgets approved by management. Cash flow projections take into account past experience and represent management’s best estimate about future developments. Cash flows after the planning period are extrapolated using individual growth rates. Key assumptions on which management has based its determination of fair value less costs to sell and value in use include estimated growth rates, weighted average cost of capital and tax rates. These estimates, including the methodology used, can have a material impact on the respective values and ultimately the amount of any goodwill impairment. Likewise, whenever property, plant and equipment and other intangible assets are tested for impairment, the determination of the assets’ recoverable amount involves the use of estimates by management and can have a material impact on the respective values and ultimately the amount of any impairment.

Pensions and Other Post-Employment Benefits—Obligations for pension and other post-employment benefits and related net periodic benefit costs are determined in accordance with actuarial valuations. These valuations rely on key assumptions including discount rates, expected return on plan assets, expected salary increases, mortality rates and health care trend rates. The discount rate assumptions reflect the rates available on

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

high-quality fixed-income investments of appropriate duration at the balance sheet date. The expected return on plan assets assumptions are determined on a uniform basis, considering long-term historical returns and asset allocations. Due to changing market and economic conditions the underlying key assumptions may differ from actual developments and may lead to significant changes in pension and other post-employment benefit obligations. Such differences are recognized in full directly in equity in the period in which they occur without affecting profit or loss. For a discussion of the current funding status and a sensitivity analysis with respect to the impact of certain critical assumptions on the net periodic benefit cost, see Note 23.

Provisions—Significant estimates are involved in the determination of provisions related to onerous contracts, warranty costs and legal proceedings. A significant portion of the business of certain of the operating Groups is performed pursuant to long-term contracts, often for large projects, in Germany and abroad, awarded on a competitive bidding basis. Siemens records a provision for onerous sales contracts when current estimates of total contract costs exceed expected contract revenue. Such estimates are subject to change based on new information as projects progress toward completion. Onerous sales contracts are identified by monitoring the progress of the project and updating the estimate of total contract costs which also requires significant judgment relating to achieving certain performance standards, for example in the IT service business, and estimates involving warranty costs.

Siemens is subject to legal and regulatory proceedings and government investigations in various jurisdictions. These proceedings are, amongst others, related to the area of competition law and to possible breaches of anticorruption legislation in Germany, the Foreign Corrupt Practices Act in the United States and similar legislation in other countries. Such proceedings may result in criminal or civil sanctions, penalties or disgorgements against the Company. If it is more likely than not that an obligation of the Company exists and will result in an outflow of resources, a provision is recorded if the amount of the obligation can be reliably estimated. Regulatory and legal proceedings as well as government investigations often involve complex legal issues and are subject to substantial uncertainties. Accordingly, management exercises considerable judgment in determining whether it is more likely than not that such a proceeding will result in an outflow of resources and whether the amount of the obligation can be reliably estimated. The Company periodically reviews the status of these proceedings with both inside and outside counsel. These judgments are subject to change as new information becomes available. The required amount of a provision may change in the future due to new developments in the particular matter. Revisions to estimates may significantly affect results of future operations. Upon resolution of any legal or regulatory proceeding or government investigation, Siemens may incur charges in excess of the recorded provisions for such matters. It can not be excluded that the financial condition or results of operations of Siemens will be materially affected by an unfavorable outcome of legal or regulatory proceedings or government investigations. See Note 29, “Legal Proceedings”, for additional information.

4. Acquisitions, dispositions and discontinued operations

a) Acquisitions

During the years ended September 30, 2007, 2006 and 2005, the Company completed a number of acquisitions. These acquisitions have been accounted for under the purchase method and have been included in the Company’s Consolidated Financial Statements since the date of acquisition.

On July 25, 2007, Siemens signed an agreement with Dade Behring Holdings, Inc. (Dade Behring), USA, to acquire all issued and outstanding shares of common stock of Dade Behring by submitting a cash tender offer of U.S.$77 per share. Dade Behring is a leading manufacturer and distributor of diagnostic products and services to clinical laboratories. The aggregate consideration, including the assumption of debt, amounts to approximately U.S.$7 billion (approximately €5 billion). The transaction closed at the beginning of November 2007 (see also Note 41, Subsequent events).

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

aa) Acquisitions in fiscal 2007

On January 2, 2007, Siemens completed the acquisition of the diagnostics division of Bayer Aktiengesellschaft (Bayer). The acquisition, which was consolidated as of January 2007, will be integrated into Med together with Diagnostic Products Corporation, USA (DPC), which was acquired in fiscal 2006. The Bayer diagnostics division will enable Siemens to expand its position in the growing molecular diagnostics market. The estimated purchase price, payable in cash, amounts to €4.5 billion (including €185 cash acquired). The Company has not yet finalized the purchase price allocation. Based on the preliminary purchase price allocation, approximately €761 was allocated to intangible assets subject to amortization, and approximately €2,738 was reported as goodwill. Of the €761 intangible assets, €574 relate to customer relationships and €139 to trademarks and tradenames.

On May 4, 2007, Siemens completed the acquisition of U.S.-based UGS Corp. (UGS), one of the leading providers of product lifecycle management (PLM) software and services for manufacturers. UGS, which was consolidated as of May 2007, will be integrated into Automation and Drives (A&D). The acquisition will enable Siemens to provide an end-to-end software and hardware portfolio for manufacturers encompassing the complete lifecycle of products and production facilities. The estimated purchase price, including the assumption of debt, amounts to €2.7 billion (including €75 cash acquired). The company has not yet finalized the purchase price allocation. Based on the preliminary purchase price allocation, approximately €1,066 was allocated to intangible assets subject to amortization and approximately €1,880 was recorded as goodwill.

ab) Acquisitions in fiscal 2006

In the fourth quarter of fiscal 2006, Siemens completed the acquisition of all of the shares of the immunodiagnostics provider DPC. The acquisition, which is integrated into Med, enables Siemens to expand its existing healthcare solutions portfolio. Acquisition costs were payable in cash and amounted to €1,416 (including €94 cash acquired). DPC is consolidated as of August 2006. The purchase price allocation resulted in €267 intangible assets subject to amortization and €774 goodwill. Of the €267 intangible assets, €196 relate to customer relationships with a weighted average useful life of 11 years and €54 to trademarks and tradenames with a weighted average useful life of 10 years.

In fiscal 2006, the Company acquired a number of other entities, which are also not significant individually, including the coal gasification business of the Swiss Sustec-Group, Wheelabrator Air Pollution Control, Inc., USA, a supplier of air pollution control and reduction products and solutions for the coal-fired power and industrial markets, both at PG, Electrium Limited, UK, a vendor of electrical installation systems at A&D and Bewator, Sweden, a supplier of products and systems for access control solutions at Siemens Building Technologies (SBT). The combined preliminary purchase price of these acquisitions amounts to €425.

ac) Acquisitions in fiscal 2005

In May 2005, the Company acquired CTI Molecular Imaging, Inc. (CTI), USA. The primary reason for the acquisition was to strengthen the Company’s commitment to molecular imaging development. Siemens previously owned a 49% interest in a joint venture consolidated by CTI before the acquisition of which Siemens was the primary customer. CTI was integrated into Med and consolidated as of May 2005, when it became a wholly owned subsidiary. The acquisition costs amount to €809 (including €60 in cash acquired). Based on the final purchase price allocation, €157 was allocated to intangible assets subject to amortization and €556 to goodwill. Of the €157 intangible assets, €99 was allocated to technology and €44 to customer relationships. Technology and customer relationships are amortized on a straight-line basis over weighted-average useful lives of 9 years.

In fiscal 2005, the Company acquired, in several steps, the Austrian engineering group VA Technologie AG (VA Tech) for acquisition costs of €1,049 (including €535 cash acquired). The VA Tech business was consolidated as of July 15, 2005, when it became a wholly owned subsidiary of Siemens. VA Tech’s metallurgy, power transmission and distribution, and infrastructure activities were mainly integrated into I&S and PTD to support their

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

global market targets. Smaller portions were integrated into other business activities. In order to comply with a European antitrust ruling, the Company sold the majority of the VA Tech power generation business, including the hydropower activities, to Andritz AG of Austria, in May 2006. No gain or loss was recorded in connection with the sale of this business. The difference between the consideration received upon the sale and the book value of the business resulted in an increase in goodwill. Based on the final purchase price allocation for the VA Tech acquisition, approximately €142 was allocated to intangible assets subject to amortization and €1,054 to goodwill. Of the €142 intangible assets, €55 was allocated to order backlog and €26 to technology. Order backlog and technology are amortized on a straight-line basis over weighted-average useful lives of four and seven years, respectively.

In July 2005, the Company completed the acquisition of all shares of Flender Holding GmbH, Germany (Flender), a supplier of mechanical and electrical drive equipment, focusing on gear technology. The primary reason for the acquisition was to enable the Company to offer a full drive train (motor, inverter, gear) to customers. The business is being integrated into A&D and was consolidated as of July 2005. The acquisition costs amount to €702. Based on the final purchase price allocation, €409 was allocated to intangible assets subject to amortization and €428 was recorded as goodwill. Of the €409 intangible assets, €264 was allocated to customer relationships and €101 to technology. Customer relationships and technology are amortized over weighted-average amortization periods of 12 years and 10 years, respectively.

In fiscal 2005, the Company acquired Bonus Energy A/S, Denmark, a supplier of wind energy systems and substantially all of the assets of Robicon Corporation, USA, a manufacturer of medium voltage drives and power controls. The combined purchase price of the two acquisitions amounts to €476.

The Company made certain other acquisitions during the years ended September 30, 2007, 2006 and 2005, which did not have a significant effect on the Consolidated Financial Statements.

b) Dispositions

ba) Dispositions in fiscal 2007

In April 2007, Siemens contributed its carrier-related operations and Nokia Corporation (Nokia), Finland contributed its Networks Business Group into Nokia Siemens Networks B.V., the Netherlands (NSN), in exchange for shares in NSN. Siemens and Nokia each own an economic share of approximately 50% of NSN. The transaction resulted in a preliminary non-cash pre-tax gain of €1,627 which is included in discontinued operations.

Siemens has the ability to exercise significant influence over operating and financial policies of NSN and beginning April 2007 reports its equity interest in NSN in Investments accounted for using the equity method and its share of income (loss) in NSN in Income (loss) from investments accounted for using the equity method, net (see Notes 7 and 36 for further information).

At the beginning of October 2006, the Company sold Siemens Dispolok GmbH, Germany, which was part of the Group Transportation Systems (TS), to Mitsui Group. The transaction resulted in a pre-tax gain, net of related costs of €76, which is included in Other operating income.

bb) Dispositions in fiscal 2006

In the fourth quarter of fiscal 2005, Siemens announced the carve out of the Distribution and Industry Logistics (DI) and Material Handling Products (MHP) divisions, formerly of the Logistics and Assembly Systems Group (L&A), into separate entities (Dematic business). The Dematic business was reported in Other Operations. In June 2006, Siemens signed an agreement to divest a significant portion of its Dematic business to Triton Managers II Limited based in Jersey. Closing of the transaction occurred on August 31, 2006. The disposal loss on the transaction amounted to €32 and is reported in Other operating expense.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

At the beginning of April 2006, the former operating segment Siemens Business Services (SBS) closed the sale of its Product Related Services (PRS) business to Fujitsu Siemens Computers (Holding) BV (for segment information see also Note 36).

bc) Dispositions in fiscal 2005

In fiscal 2005, Siemens signed an agreement to sell its MD business to BenQ Corporation (BenQ) based in Taiwan (the Agreement). The Agreement also provided for the sale of MD’s operation included in Siemens Shanghai Mobile Communications Ltd. in the Peoples Republic of China (SSMC), subject to the consent of the Company’s minority shareholders which was obtained in July 2005. The MD transaction, excluding SSMC and activities in certain countries (Deferred Countries), was completed on September 30, 2005. As part of the Agreement, Siemens purchased €50 in Global Depositary Receipts (GDR’s) on common shares in BenQ in December 2005, which at that time represented a 2.4 percent investment in BenQ (see also Note 10). All of the MD activities for which the transaction was not completed as of September 30, 2005, including the MD operations of Siemens Shanghai Mobile Communications Ltd. in the Peoples Republic of China, were sold in fiscal 2006. For further information see the comments on Discontinued Operations.

c) Discontinued operations

ca) Siemens VDO Automotive (SV)

On July 25, 2007, Siemens signed an agreement with Continental AG, Hanover, Germany, to sell its entire SV activities for a sales price of approximately €11.4 billion. The closing of the transaction is subject to receipt of regulatory approvals and other customary closing conditions and is expected in the current calendar year. The assets and liabilities of SV are presented as held for disposal on the balance sheet and measured at the lower of their carrying amount and fair value less costs to sell until the sale is completed. The historical results of SV are reported as discontinued operations in the Consolidated Statements of Income for all periods presented.

The carrying amounts of the major classes of assets and liabilities of SV as of September 30, 2007 were as follows:

September 30,
2007

Trade and other receivables	1,917
Inventories	989
Goodwill	1,543
Property, plant and equipment	2,030
Deferred tax assets	1,334
Other assets	1,291

Assets classified as held for disposal	9,104

Trade payables	1,402
Current provisions	245
Other current liabilities	596
Pension plans and similar commitments	359
Other liabilities	445

Liabilities associated with assets classified as held for disposal	3,047

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

The net results of SV reported in the Consolidated Statements of Income consist of the following components:

	Year ended September 30,
	2007	2006	2005
Revenue	10,324	10,017	9,610
Costs and expenses	(9,744)	(9,449)	(9,007)
Income (loss) from discontinued operations before income taxes	580	568	603

Income taxes	(1,130)	(158)	(165)

Income (loss) from discontinued operations, net of income taxes	(550)	410	438

In 2007 income taxes include the effect of taxable reorganizations prior to the sale of the SV activities.

cb) Former operating segment Communications (Com)

The historical results of the former operating segment Communications (Com), with the exception of certain business activities which are now part of Other Operations and A&D (see Note 36 for further information), are reported as discontinued operations in the Company’s Consolidated Statements of Income for all periods presented. The Com activities previously included the Mobile Devices (MD) business, which has meanwhile been sold, and the carrier-related operations which were contributed to NSN in April 2007. The Company is actively pursuing its plan to dispose of the enterprise networks business, which was also previously included in Com, and expects to finalize the disposal in the first half of the next calendar year.

The assets and liabilities of the above transactions were classified on the balance sheet as held for disposal and measured at the lower of their carrying amount and fair value less costs to sell. As of September 30, 2007, the assets and liabilities classified as held for disposal include the assets and liabilities of the enterprise networks business (and also certain amounts relating to the carrier-related operations). As of September 30, 2006, the assets and liabilities classified as held for disposal include the enterprise networks business and the carrier-related operations.

The carrying amounts of the major classes of assets and liabilities classified as held for disposal and relating to the above transactions were as follows:

	September 30,
	2007	2006
Cash and cash equivalents*	750	—
Trade and other receivables	572	2,706
Inventories	246	2,135
Goodwill	—	369
Property, plant and equipment	6	645
Other financial assets	265	432
Other assets	281	877

Assets classified as held for disposal	2,120	7,164

Trade payables	388	2,077
Current provisions	67	576
Pension plans and similar commitments	148	381
Payroll and social security taxes	101	450
Other liabilities	694	1,901

Liabilities associated with assets classified as held for disposal	1,398	5,385

*	As of September 30, 2007, this caption also includes a portion still related to the carrier-related operations.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

The consolidated balance sheet as of September 30, 2007 includes €308 of assets and €97 of liabilities classified as held for disposal relating to minor transactions not presented as discontinued operations.

The net results of discontinued operations presented in the Consolidated Statements of Income consist of the following components:

	Year ended September 30,
	2007	2006	2005
Revenue	7,576	13,428	15,440
Costs and expenses	(8,653)	(13,294)	(15,948)
Gain related to the contribution of the carrier-related operations to NSN	1,627	—	—
Loss on disposal of the MD business	—	—	(411)

Income (loss) from discontinued operations before income taxes	550	134	(919)

Income taxes corresponding to ordinary activities including the measurement to fair value less costs to sell	196	159	244
Income taxes corresponding to the gain related to the contribution of the carrier-related operations to NSN	(67)	—	—

Income (loss) from discontinued operations, net of income taxes	679	293	(675)

The net result of discontinued operations for the fiscal year ended September 30, 2007, includes losses from the measurement of the enterprise networks business to fair value less costs to sell of €567.

In the fiscal year ended September 30, 2006, the Company’s former operating Group, Com, sold its remaining interest in Juniper Networks, Inc. representing 22.8 million shares for net proceeds of €465. The transaction resulted in a non-taxable gain of €356, which is reported in Income (loss) from discontinued operations, net of income taxes.

In fiscal 2005, the losses from the sale of the MD business directly attributable to BenQ amounted to €411. The net result of discontinued operations in fiscal 2005 included additional exit related charges of €131 resulting in a total loss recognized on the sale of MD (excluding SSMC) of €542. No additional direct gain or loss on the transaction was realized in fiscal 2007 and 2006. Discontinued operations in fiscal 2007 and 2006 include charges pursuant to the terms of the MD disposal transaction, including substantial effects stemming from the insolvency of BenQ Mobile GmbH & Co. OHG, Germany.

The income tax benefit from ordinary activities for fiscal year 2007 is impacted by a goodwill impairment and tax reserves. The carve-out of the Com business is mainly tax-free. In fiscal 2006, the tax benefit includes tax benefits generated on pre-tax losses in jurisdictions with higher statutory income tax rates that were only partially offset by income tax expense generated on pre-tax income in jurisdictions with lower statutory income tax rates.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

5. Other operating income

	Year ended September 30,
	2007	2006	2005
Gains on sales of property, plant and equipment and intangibles	289	208	154
Gains on disposals of businesses	196	54	91
Other	195	367	305

	680	629	550

Gains on disposals of businesses in fiscal 2007 includes the gain on the sale of Siemens Dispolok GmbH (see Note 4 for further information).

Other in fiscal 2006 includes a gain of €70 related to the settlement of an arbitration proceeding.

6. Other operating expense

	Year ended September 30,
	2007	2006	2005
Impairment of goodwill	(60)	—	(262)
Losses on sales of property, plant and equipment and intangibles	(86)	(40)	(25)
Losses on disposals of businesses	(48)	(109)	(70)
Other	(859)	(111)	(65)

	(1,053)	(260)	(422)

Impairment of goodwill in fiscal 2007 includes €(52) related to a cash-generating unit made up principally of regional payphone activities included in Other Operations (see also Note 7). Impairment of goodwill of €(262) in fiscal 2005 relates to the cash-generating unit Operation-Related Services (ORS) of the former segment SBS (see Notes 15 and 36 for further information).

Losses on disposals of businesses in fiscal 2006 includes a pre-tax loss of €39 from the Company’s sale of its Dematic business (see also Note 4).

Other in fiscal 2007 primarily includes expenses related to legal and regulatory matters. Included in €(859) in fiscal 2007 is a €(440) total impact related to a fine imposed by the European Commission in connection with an antitrust investigation involving suppliers of high-voltage gas-isolated switching systems in the power transmission and distribution industry between 1988 and 2004 (see Notes 29 and 36 for further information). The fine is not deductible for income tax purposes. In addition, Other in fiscal 2007 includes €(152) for outside advisors engaged by the Company in connection with investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities (see Notes 29 and 36 for additional information), as well as €(81) primarily to fund job placement companies for former Siemens employees affected by the bankruptcy of BenQ Mobile GmbH & Co. OHG.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

7. Income (loss) from investments accounted for using the equity method, net

	Year ended September 30,
	2007	2006	2005
Share of profit, net	75	416	485
Gains (losses) on sales, net	35	(7)	33
Impairment	(2)	(5)	(2)

	108	404	516

Share of profit, net in fiscal 2007 includes €(429) related to NSN (see Notes 4 and 36 for further information).

For further information on the Company’s principal investments accounted for under the equity method see also Note 18.

8. Financial income (expense), net

	Year ended September 30,
	2007	2006	2005
Interest income (expense), net	(139)	160	204
Income from pension plans and similar commitments, net	196	225	98
Income from available-for-sale financial assets, net	58	152	104
Other financial income (expense), net	(123)	(283)	(73)

	(8)	254	333

The total amounts of interest income and expense were as follows:

	Year ended September 30,
	2007	2006	2005
Interest income	758	685	632
Interest expense	(897)	(525)	(428)

Interest income (expense), net	(139)	160	204

Thereof: Interest expense of Operations, net	(42)	(61)	(64)
Thereof: Other interest income (expense), net	(97)	221	268

Interest expense of Operations, net includes interest income and expense primarily related to receivables from customers and payables to suppliers, interest on advances from customers and advanced financing of customer contracts. Other interest income (expense), net includes all other interest amounts primarily consisting of interest relating to corporate debt and related hedging activities, as well as interest income on corporate assets.

The components of Income from pension plans and similar commitments, net were as follows:

	Year ended September 30,
	2007	2006	2005
Expected return on plan assets	1,457	1,373	1,241
Interest cost	(1,261)	(1,148)	(1,143)

Income from pension plans and similar commitments, net	196	225	98

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

Service cost for pension plans and similar commitments are allocated among functional costs (Cost of goods sold and services rendered, Research and development expenses, Marketing, selling and general administrative expenses).

The components of Income from available-for-sale financial assets, net were as follows:

	Year ended September 30,
	2007	2006	2005
Dividends received	102	82	116
Impairment	(94)	(95)	(75)
Gains on sales, net	30	171	51
Other	20	(6)	12

Income from available-for-sale financial assets, net	58	152	104

In fiscal 2006, Gains on sales, net includes gains of €15 and €33, respectively, on the sales of the Company’s remaining interests in Epcos AG (Epcos) and Infineon Technologies AG (Infineon) and a pre-tax gain of €84 related to the sale of the Company’s interest in SMS Demag AG.

In fiscal 2007, 2006 and 2005, impairments of €12, €20 and €4, respectively, relate to current available-for-sale financial assets traded in an active market (see also Note 10).

Other financial income (expense), net mainly includes the interest component from measurement of provisions amounting to €31, €28 and €(177) in fiscal 2007, 2006 and 2005, respectively. In fiscal 2006 and 2005, a result of €(143) and €29, respectively, from the valuation of the conversion right of the convertible notes was included in Other financial income (expense), net (see also Note 22 for additional information).

9. Income taxes

Income (loss) from continuing operations before income taxes is attributable to the following geographic regions:

	Year ended September 30,
	2007	2006	2005
Germany	1,556	1,282	1,491
Foreign	3,545	2,136	2,103

	5,101	3,418	3,594

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

Income tax expense (benefit) consists of the following:

	Year ended September 30,
	2007	2006	2005
Current tax:
German corporation and trade taxes	450	306	130
Foreign income taxes	760	599	380

	1,210	905	510

Deferred tax:
Germany	(156)	(133)	309
Foreign	138	4	(38)

	(18)	(129)	271

Income tax expense	1,192	776	781

The current tax expense in 2007, 2006 and 2005 includes adjustments recognized for current tax of prior periods in the amount of €(44), €151 and €62, respectively.

Of the deferred tax benefit in 2007 and 2006 and the deferred tax expense in 2005 €(72) €(136) and €55, respectively, relates to the origination and reversal of temporary differences.

For fiscal years ended September 30, 2007, 2006 and 2005, the Company was subject to German federal corporation income tax at a base rate of 25% plus solidarity surcharge of 5.5% thereon. As a result, the statutory tax rate for the years ended September 30, 2007, 2006 and 2005 consists of the federal corporation income tax rate, including solidarity surcharge, of 26.4%, and trade tax net of federal benefit of 12.6%, for an overall combined rate of 39%.

The combined tax rate will be reduced due to the German Tax Reform 2008 from 39% to 31% beginning fiscal year 2008. The change in tax rate is affected mainly by the reduction of the German federal corporation tax rate from 25% to 15%. The reduction of the combined tax rate was taken into account for the calculation of the deferred tax assets and liabilities of the German Companies. The effect amounts to €315 deferred tax expense.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

Income tax expense differs from the amounts computed by applying statutory German income tax rates (39% for fiscal years ended September 30, 2007, 2006 and 2005) as follows:

	Year ended September 30,
	2007	2006	2005
Expected income tax expense	1,989	1,333	1,402
Increase (decrease) in income taxes resulting from:
Non-deductible losses and expenses	545	217	221
Goodwill	(34)	(21)	(155)
Tax-free income	(552)	(475)	(298)
Taxes for prior years	(572)	(112)	(56)
Change in judgment of realizability of deferred tax assets	(147)	123	20
Change in tax rate effect	323	4	9
Foreign tax rate differential	(310)	(120)	(194)
Tax effect of investments accounted for using the equity method	(40)	(160)	(205)
Other, net	(10)	(13)	37

Actual income tax expense*	1,192	776	781

*	For information regarding the adjustment of fiscal 2006 and 2005 for the correction of income tax related misstatements, please refer to Note 2.

The tax effect of non-deductible losses and expenses in 2007 has been increased mainly by cartel penalties.

The taxes for prior years in 2007 include a deferred tax benefit of €378 from previously unrecognized tax loss carryforwards as well as other changes in reserves.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

Deferred income tax assets and liabilities on a gross basis are summarized as follows:

	As of
	September 30,
	2007	2006

Assets:
Financial assets	453	618
Other intangible assets	48	73
Property, plant and equipment	431	373
Inventories	550	529
Receivables	965	624
Pension plans and similar commitments	1,422	1,825
Provisions	1,588	1,639
Liabilities	860	1,062
Tax loss and credit carryforward	1,936	1,857
Other	264	901

Deferred tax assets	8,517	9,501

Liabilities:
Other intangible assets	667	477
Property, plant and equipment	678	860
Inventories	1,606	1,749
Receivables	1,303	1,346
Provisions	872	607
Liabilities	888	403
Other	489	586

Deferred tax liabilities	6,503	6,028

Total deferred tax assets, net	2,014	3,473

The primary decrease in total deferred tax assets, net compared to the prior year is due to the reclassification in fiscal year 2007 to Assets classified as held for disposal (see Note 4 for further information).

In assessing the realizability of deferred tax assets, management considers to which extent it is probable that the deferred tax asset will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable profits during the periods in which those temporary differences and tax loss carryforwards become deductible. Management considers the expected reversal of deferred tax liabilities and projected future taxable income in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is probable the Company will realize the benefits of these deductible differences.

As of September 30, 2007 the Company had €6,611 of gross tax loss carryforwards. The Company assumes that the future operations will generate sufficient taxable income to realize the deferred tax assets.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

Deferred tax assets have not been recognized in respect of the following items (gross amounts):

	As of
	September 30,
	2007	2006

Deductible temporary differences	182	982
Tax loss carryforward	565	1,135

	747	2,117

The decrease in unrecognized deductible temporary differences is primarily due to reorganizations for which it is probable that future taxable income will allow the deferred tax asset to be recovered. The amount of unrecognized tax loss carryforward has decreased due to deconsolidation of previously consolidated companies. The amount of unrecognized tax loss carryforward as of September 30, 2007 includes an amount of €107 which is related to tax loss carryforwards for German trade tax purposes only. The corresponding tax effect amounts to €16.

As of September 30, 2007, 2006, respectively, €203 and €323 of the unrecognized tax loss carryforwards expire over the periods to 2023.

The Company provides for income taxes or foreign withholding taxes on the cumulative earnings of subsidiaries when it is determined that such earnings either will be subject to taxes or are intended to be repatriated. In fiscal year 2007, income taxes on cumulative earnings of €8,558 of subsidiaries have not been provided for because such earnings will either not be subject to any such taxes or are intended to be indefinitely reinvested in those operations. It is not practicable to estimate the amount of the unrecognized deferred tax liabilities for these undistributed earnings.

Including the items charged or credited directly to equity and the expense (benefit) from continuing and discontinued operations, the income tax expense (benefit) consists of the following:

	Year ended September 30,
	2007	2006	2005

Continuing operations	1,192	776	781
Discontinued operations	1,001	(1)	(79)
Income and expense recognized directly in equity	326	(294)	(577)
Other changes in equity*	(499)	316	—

	2,020	797	125

*	Tax effect of reclassification on conversion right (see Notes 22 and 26 for further information).

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

10.	Available-for-sale financial assets

The following tables summarize the current portion of the Company’s investment in available-for-sale financial assets:

	September 30, 2007
			Unrealized
	Cost	Fair Value	Gain	Loss

Equity instruments	44	65	21	—
Debt instruments	94	94	—	—
Fund shares	34	34	—	—

	172	193	21	—

	September 30, 2006
			Unrealized
	Cost	Fair Value	Gain	Loss

Equity instruments	64	81	17	—
Debt instruments	498	492	—	6
Fund shares	23	23	—	—

	585	596	17	6

Proceeds from sales of available-for-sale financial assets traded in an active market for the years ended September 30, 2007, 2006 and 2005 were €419, €2,701 and €356, respectively. Gross realized gains on sales of such available-for-sale financial assets for continuing and discontinued operations for the years ended September 30, 2007, 2006 and 2005 were €10, €409 and €243, respectively. Gross realized losses on sales of such available-for-sale financial assets for continuing and discontinued operations for the years ended September 30, 2007, 2006 and 2005 were €31, €7 and €—, respectively.

In April 2006, the Company completed the sale of its remaining interest in Infineon, representing 136.3 million shares, for net proceeds of €1,127. The transaction resulted in a gain of €33 (see also Note 8). In connection with the sale, €50 was reclassified from Other components of equity, net of income tax to net income. As a result of the transaction, the Company no longer owns any shares of Infineon. As of September 30, 2005, the Company had an 18.2% ownership interest in Infineon.

In March 2006, the Company sold its remaining interest in Epcos, representing 8.2 million shares, for net proceeds of €90. The transaction resulted in a pre-tax gain of €15 (see also Note 8).

In fiscal 2006, the Company made total investments of €1,409 in debt instruments. Net proceeds from the sale of debt instruments in fiscal 2007 and 2006 totaled €365 and €986, respectively (see also Notes 8 and 31).

As part of the MD transaction, Siemens purchased €50 in Global Depositary Receipts (GDR’s) on common shares in BenQ in December 2005, which at that time represented a 2.4 percent investment in BenQ. The GDR’s were impaired by €20 as of September 30, 2006. An additional impairment of €12 was recorded in fiscal 2007. The related impairment charges are included in Financial income (expense), net (see also Note 8).

In November 2005, the Company’s former operating Group, Com, sold its remaining interest in Juniper, representing 22.8 million shares, for net proceeds of €465. The transaction resulted in a pre-tax gain of €356, included in Income (loss) from discontinued operations, net of income taxes. Fiscal 2005 includes the sale of 13 million shares of Juniper for net proceeds of €263 resulting in a pre-tax gain of €208, reported in Income (loss) from discontinued operations, net of income taxes.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

Available-for-sale financial assets classified as non-current are included in Other financial assets (see also Note 19).

11.	Trade and other receivables

	September 30,
	2007	2006

Trade receivables from the sale of goods and services	12,864	13,620
Receivables from finance leases	1,658	1,482
Receivables from joint ventures and associated and related companies	98	46

	14,620	15,148

Related companies are those in which Siemens has an ownership interest of less than 20% and exercises no significant influence over their operating and financial policies.

The valuation allowance on the Company’s current and long-term receivables (see Notes 12 and 19) changed as follows:

	Year ended September 30,
	2007	2006	2005

Valuation allowance as of beginning of fiscal year	956	1,199	1,127
Increase in valuation allowances recorded in the income statement in the current period	116	167	201
Write-offs charged against the allowance	(130)	(263)	(185)
Recoveries of amounts previously written-off	24	40	34
Foreign exchange translation differences	(30)	(22)	22
Reclassification to Assets held for disposal	(41)	(165)	—

Valuation allowance as of fiscal year-end	895	956	1,199

Receivables from finance leases are presented in the balance sheet as follows:

	September 30,
	2007	2006

Receivables from finance leases, current	1,658	1,482
Receivables from finance leases, long-term portion	3,112	2,969

	4,770	4,451

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

Minimum future lease payments to be received are as follows:

September 30,
2007

2008	1,924
2009	1,353
2010	943
2011	616
2012	282
Thereafter	214

Minimum future lease payments to be received	5,332

The following table shows a reconciliation of minimum future lease payments to the gross and net investment in leases and to the present value of the minimum lease payments receivable:

	September 30,
	2007	2006

Minimum future lease payments	5,332	4,961
Plus: Unguaranteed residual values	190	211

Gross investment in leases	5,522	5,172

Less: Unearned finance income	(662)	(605)
Less: Allowance for doubtful accounts	(90)	(116)

Net investment in leases	4,770	4,451

Less: Present value of unguaranteed residual value	(157)	(152)

Present value of minimum lease payments receivable	4,613	4,299

The gross investment in leases and the present value of minimum lease payments receivable are due as follows:

	September 30,
	2007	2006

Gross investment in leases	5,522	5,172
Within 1 year	1,969	1,716
1 to 5 years	3,302	3,147
Thereafter	251	309
Present value of minimum lease payments receivable	4,613	4,299
Within 1 year	1,608	1,408
1 to 5 years	2,814	2,661
Thereafter	191	230

Investments in finance leases relate primarily to medical engineering, data processing equipment and industrial and consumer products of third party manufacturers. Actual cash flows will vary from contractual maturities due to future sales of finance receivables, prepayments and write-offs.

See Note 4 for further information on Trade and other receivables reclassified to Assets classified as held for disposal.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

12. Other current financial assets

	September 30,
	2007	2006

Derivative financial instruments	758	424
Loans receivable	491	472
Receivables from joint ventures and associated and related companies	229	239
Other	1,454	1,235

	2,932	2,370

13. Inventories

	September 30,
	2007	2006

Raw materials and supplies	2,201	2,609
Work in process	3,196	2,975
Costs and earnings in excess of billings on uncompleted contracts	7,099	7,085
Finished goods and products held for resale	2,558	2,544
Advances to suppliers	751	667

	15,805	15,880
Advance payments received	(2,875)	(3,090)

	12,930	12,790

Costs and earnings in excess of billings on uncompleted contracts relates to construction contracts with net asset balances where contract costs plus recognized profits less recognized losses exceed progress billings. Liabilities from contracts for which progress billings exceed costs and recognized profits less recognized losses are recognized in Other current liabilities.

The aggregate amount of costs incurred and recognized profits less recognized losses for construction contracts in progress as of September 30, 2007, 2006 and 2005 amounted to €44,865, €37,395 and 31,625, respectively. Advance payments received on construction contracts in progress were €6,159 and €5,415 as of September 30, 2007 and 2006. Revenue from construction contracts amounted to €20,465, €19,209 and €15,634, respectively, for fiscal 2007, 2006 and 2005. Information concerning construction contracts does not include disposal groups.

See Note 4 for further information on Inventories reclassified to Assets held for disposal.

14.	Other current assets

	September 30,
	2007	2006

Other tax receivables	635	722
Prepaid expenses	345	269
Other	342	283

	1,322	1,274

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

15. Goodwill

Goodwill has changed as follows:

	Year ended
	September 30,
	2007	2006

Cost
Balance at beginning of year	10,818	10,262
Translation differences and other	(726)	(225)
Acquisitions and purchase accounting adjustments	5,096	1,450
Adjustments from the subsequent recognition of deferred tax assets	(34)	(35)
Dispositions and reclassifications to assets held for disposal	(1,565)	(634)

Balance at year-end	13,589	10,818

Accumulated impairment losses
Balance at beginning of year	1,129	1,441
Translation differences and other	(92)	(47)
Impairment losses recognized during the period	60	—
Dispositions and reclassifications to assets held for disposal	(9)	(265)

Balance at year-end	1,088	1,129

Net book value
Balance at beginning of year	9,689	8,821
Balance at year-end	12,501	9,689

			Acquisitions	Dispositions and
	Net book	Translation	and purchase	reclassifications		Net book
	value as of	differences	accounting	to assets held		value as of
	10/1/06	and other	adjustments*	for disposal	Impairments	9/30/2007
Operations
Siemens IT Solutions and Services (SIS)	127	(1)	3	—	—	129
Automation and Drives (A&D)	1,007	(95)	1,959	—	—	2,871
Industrial Solutions and Services (I&S)	1,096	(47)	(1)	—	—	1,048
Siemens Building Technologies (SBT)	559	(18)	80	(11)	—	610
Power Generation (PG)	1,415	(53)	220	—	—	1,582
Power Transmission and Distribution (PTD)	614	(9)	(17)	(10)	—	578
Transportation Systems (TS)	173	(1)	9	—	—	181
Siemens VDO Automotive (SV)	1,530	(1)	6	(1,535)	—	—
Medical Solutions (Med)	2,793	(396)	2,800	—	—	5,197
Osram	86	(10)	3	—	—	79
Other Operations	159	1	—	—	(60)	100
Financing and Real Estate
Siemens Financial Services (SFS)	130	(4)	—	—	—	126
Siemens Real Estate (SRE)	—	—	—	—	—	—

Siemens	9,689	(634)	5,062	(1,556)	(60)	12,501

*	Includes adjustments from the subsequent recognition of deferred tax assets.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

			Acquisitions	Dispositions and
	Net book	Translation	and purchase	reclassifications		Net book
	value as of	differences	accounting	to assets held		value as of
	10/1/05	and other	adjustments*	for disposal	Impairments	9/30/2006

Operations
Communications (Com)	386	(13)	(4)	(369)	—	—
Siemens IT Solutions and Services (SIS)	126	—	1	—	—	127
Automation and Drives (A&D)	939	(10)	78	—	—	1,007
Industrial Solutions and Services (I&S)	915	(23)	204	—	—	1,096
Siemens Building Technologies (SBT)	447	(9)	121	—	—	559
Power Generation (PG)	1,225	(21)	211	—	—	1,415
Power Transmission and Distribution (PTD)	560	(4)	58	—	—	614
Transportation Systems (TS)	173	—	—	—	—	173
Siemens VDO Automotive (SV)	1,529	(1)	2	—	—	1,530
Medical Solutions (Med)	2,113	(95)	775	—	—	2,793
Osram	86	(3)	3	—	—	86
Other Operations	191	—	(32)	—	—	159
Financing and Real Estate
Siemens Financial Services (SFS)	131	1	(2)	—	—	130
Siemens Real Estate (SRE)	—	—	—	—	—	—

Siemens	8,821	(178)	1,415	(369)	—	9,689

*	Includes adjustments from the subsequent recognition of deferred tax assets.

In fiscal 2007, the net increase in goodwill was €2,812. The increase of €5,062 related to acquisitions and purchase accounting adjustments was offset by €(634) primarily for U.S.$. currency translation adjustments, €(60) impairment relating to Other Operations (see also Note 6), dispositions of €(38) and €(1,518) of goodwill formerly at SV that was reclassified as part of Assets classified as held for disposal. Acquisitions and purchase accounting adjustments related primarily to Med’s acquisition of the diagnostics division of Bayer and A&D’s acquisition of UGS, as well as to a PG acquisition. For further information on acquisitions, dispositions and discontinued operations see Note 4.

In fiscal 2006, the net increase in goodwill was €868. The increase of €1,415 related to acquisitions and purchase accounting adjustments was offset by €(178) primarily for U.S.$ currency translation differences and €(369) of goodwill formerly at Com that was reclassified as part of Assets classified as held for disposal. Med’s acquisition of DPC increased goodwill by €751. For further information on acquisitions, dispositions and discontinued operations see Note 4. No goodwill was impaired or written off in fiscal 2006.

Siemens tests at least annually whether goodwill suffered any impairment, in accordance with the accounting policy stated in Note 2. Key assumptions on which management has based its determinations of the recoverable amount for the divisions carrying goodwill include growth rates up to 3.5% and after-tax discount rates of 7.5% to 10%. Where possible, reference to market prices is made.

Within the Operations Groups the following divisions are allocated a significant amount of goodwill:

Siemens Medical Solutions Diagnostics division within Med €3,331 (2006: €750), Industrial Automation Systems division within A&D €1,154 (2006: €114) and Industrial Applications division within PG €800 (2006: €658).

During the fourth quarter of fiscal 2005, the Company recorded a goodwill impairment of €262, which is included in Other operating expense. Based on the results of the Company’s analysis of projects at the cash-generating unit Operation-Related Services (ORS) of the former segment SBS (see Note 36 for further information)

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

in connection with changing markets, competition in outsourcing business and structural challenges to attaining originally targeted profitability, the Company revised its related business plan and concluded that goodwill of ORS was impaired. Significant cost pressure due to excess capacity, the necessity for restructuring efforts and the need for new investments in order to achieve a competitive market position caused the Company to reassess its estimated future cash flows from its ORS business to a level materially below earlier estimates. The fair value of the cash-generating unit was estimated using the present value of expected future cash flows. The growth rate used in this calculation was 2% and the after-tax discount rate 7.8%.

16. Other intangible assets

			Acquisi-
			tions					Net	Amorti-
			through				Accumu-	book	zation
	Book value		business			Book value	lated	value	during
	as of	Translation	combi-		Retire-	as of	amorti-	as of	fiscal
	10/1/06	differences	nations	Additions	ments*	9/30/07	zation	9/30/07	year 2007
Software and other internally generated intangible assets	2,318	(111)	34	396	275	2,362	1,468	894	429	**
Patents, licenses and similar rights	4,075	(209)	2,015	78	553	5,406	1,681	3,725	450

Other intangible assets	6,393	(320)	2,049	474	828	7,768	3,149	4,619	879

*	Includes Other intangible assets reclassified to Assets classified as held for disposal (see Note 4 for further information).

**	Includes €106 impairment in connection with the Company’s regional sales organization in Germany (see Note 36 for further information).

							Net	Amorti-
						Accumu-	book	zation
	Book value				Book value	lated	value	during
	as of	Translation		Retire-	as of	amorti-	as of	fiscal
	10/1/05	differences	Additions	ments*	9/30/06	zation	9/30/06	year 2006
Software and other internally generated intangible assets	2,675	(49)	647	955	2,318	1,320	998	427
Patents, licenses and similar rights	3,729	(64)	649	239	4,075	1,688	2,387	364

Other intangible assets	6,404	(113)	1,296	1,194	6,393	3,008	3,385	791

*	Includes Other intangible assets reclassified to Assets classified as held for disposal (see Note 4 for further information).

Amortization expense for the years ended September 30, 2007 and 2006 includes €71 and €184, respectively, reported in Income (loss) from discontinued operations, net of income taxes.

Amortization expense on intangible assets is included in Cost of goods sold and services rendered, Research and development expenses or Marketing, selling and general administrative expenses, depending on the use of the asset.

As of September 30, 2007, contractual commitments for purchases of other intangible assets amount to €74.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

17. Property, plant and equipment

			Acquisi-
			tions						Net	Depreciation
	Book		through				Book		book	and
	value		business				value		value	impairment
	as of	Translation	combi-		Reclassi-		as of	Accumulated	as of	during fiscal
	10/1/06	differences	nations	Additions	fications	Retirements*	9/30/07	depreciation	9/30/07	year 2007
Land and buildings	9,800	(148)	239	341	177	1,770	8,639	4,174	4,465	292
Technical machinery and equipment	9,780	(231)	137	564	353	2,718	7,885	5,501	2,384	709
Furniture and office equipment	8,406	(141)	76	786	117	2,504	6,740	5,196	1,544	873
Equipment leased to others	1,614	(128)	160	548	23	198	2,019	751	1,268	256
Advances to suppliers and construction in progress	1,100	(24)	63	728	(670)	303	894	—	894	—

Property, plant and equipment	30,700	(672)	675	2,967	—	7,493	26,177	15,622	10,555	2,130

*	Includes Property, plant and equipment reclassified to Assets classified as held for disposal (see Note 4 for further information).

								Net	Depreciation
	Book					Book		book	and
	value					value		value	impairment
	as of	Translation		Reclassi-		as of	Accumulated	as of	during fiscal
	10/1/05	differences	Additions	fications	Retirements*	9/30/06	depreciation	9/30/06	year 2006
Land and buildings	9,873	(102)	584	200	755	9,800	4,807	4,993	308
Technical machinery and equipment	9,758	(119)	739	342	940	9,780	6,709	3,071	694
Furniture and office equipment t	9,895	(122)	1,151	58	2,576	8,406	6,467	1,939	1,043
Equipment leased to others s	1,656	(45)	672	11	680	1,614	644	970	196
Advances to suppliers and construction in progress	891	(15)	963	(611)	128	1,100	1	1,099	1

Property, plant and equipment	32,073	(403)	4,109	—	5,079	30,700	18,628	12,072	2,242

*	Includes Property, plant and equipment reclassified to Assets classified as held for disposal (see Note 4 for further information).

Depreciation and impairment expense for the years ended September 30, 2007 and 2006 includes €313 and €532, respectively, reported in Income (loss) from discontinued operations, net of income taxes.

In fiscal 2005, as a result of a corporate-level strategic plan concerning the DI and MHP businesses, updated cash flow projections based on revised operating plans were used to determine whether an impairment was necessary (see also Note 4). As the carrying amounts of the assets and units exceeded their recoverable amounts, an impairment charge of €98 was recorded. The impairment charge is included in Cost of goods sold and services rendered.

As of September 30, 2007, contractual commitments for purchases of property, plant and equipment amount to €467.

     Investment property

Investment property consists of all property held to earn rentals or for capital appreciation or both and not used in production or for administrative purposes.

The carrying amount of investment property amounts to €209 and €129 compared to a fair value of €365 and €247 as of September 30, 2007 and 2006, respectively. The fair value is primarily based on a discounted cash flow approach and in rare cases on appraisal values.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

18. Investments accounted for using the equity method

As of September 30, 2007 NSN (see Notes 4 and 36 for further information), BSH Bosch und Siemens Hausgeräte GmbH (BSH), Fujitsu Siemens Computers (Holding) BV (FSC) and AREVA NP S.A.S., France (Areva), which are all unlisted, were the principal investments accounted for using the equity method. Summarized financial information for these principal investments accounted for using the equity method, not adjusted for the percentage of ownership held by Siemens is presented below:

	September 30,
	2007	2006
Total assets*	29,809	11,596
Total liabilities*	20,315	8,813

*	Balance sheet information for BSH and Areva as of June 30, for NSN and FSC as of September 30.

	Year ended September 30,
	2007	2006	2005
Revenue**	25,526	17,570	16,222
Net income (loss)**	(560)	393	461

**	Income statement information for NSN for the six months ended September 30, 2007 (see also Note 4 and 36), for BSH and Areva for the twelve months ended June 30 and for FSC for the twelve months ended September 30.

Since NSN’s fiscal year corresponds to the calendar year, separate financial statements for fiscal 2007 for NSN were not available as of the date of authorization for issue of the Consolidated Financial Statements of the Company.

For further information see also Note 7.

19. Other financial assets

	September 30,
	2007	2006
Receivables from finance leases (see Note 11)	3,112	2,969
Available-for-sale financial assets	742	854
Loans receivable	596	452
Trade receivables from sale of goods and services	382	282
Derivative financial instruments	185	222
Other	544	263

	5,561	5,042

Available-for-sale financial assets include interests in other companies that are recorded at cost or at fair value if reliably measurable. Derivative financial instruments included in this item represent the non-current portion of derivatives designated as hedging instruments, for which hedge accounting is applied.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

20. Other current financial liabilities

	September 30,
	2007	2006
Derivative financial instruments	721	397
Liabilities to joint ventures and associated and related companies	315	318
Accrued interest expense	147	157
Other	1,370	1,057

	2,553	1,929

As of September 30, 2007, Other includes €201 related to the penalty imposed by German authorities in ending their investigation of past misconduct at the former Group Com. See Notes 6 and 29 for further information.

21. Other current liabilities

	September 30,
	2007	2006
Billings in excess of costs and estimated earnings on uncompleted contracts and related advances	8,463	6,174
Payroll and social security taxes	1,956	1,906
Bonus obligations	1,073	1,070
Other employee related costs	2,261	2,996
Other tax liabilities	663	1,263
Deferred income	561	394
Other	2,081	1,788

	17,058	15,591

Other employee related costs primarily includes vacation payments, accrued overtime and service anniversary awards, as well as severance payments.

22. Debt

	September 30,
	2007	2006
Short-term Notes and bonds	693	1,149
Loans from banks	478	659
Other financial indebtedness	4,418	314
Obligations under finance leases	48	53

Short-term debt and current maturities of long-term debt	5,637	2,175
Long-term
Notes and bonds (maturing 2008—2066)	8,196	12,008
Loans from banks (maturing 2008—2016)	871	342
Other financial indebtedness (maturing 2008—2027)	555	508
Obligations under finance leases	238	264

Long-term debt	9,860	13,122

	15,497	15,297

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

As of September 30, 2007, weighted-average interest rates for loans from banks, other financial indebtedness and obligations under finance leases were 5.7% (2006: 5.9%), 4.9% (2006: 5.1%) and 5.8% (2006: 6.5%), respectively. In some countries, the Company has pledged securities and executed promissory notes to secure borrowings in conformity with local practice.

     Commercial paper

     In April 2007 the Company restructured its existing European- and US-commercial paper program and established a U.S.$ 9.0 billion (approximately €6.3 billion) global multi-currency commercial paper program including extendable notes capabilities. As of September 30, 2007 and 2006, outstanding global commercial paper totaled €4,332 and €—, respectively, with interest rates as of September 30, 2007 from 4.23% to 5.31% (see also Other financial indebtedness below).

     Credit facilities

The credit facilities at September 30, 2007 consisted of approximately €6.8 billion in committed lines of credit. These include a U.S.$5.0 billion syndicated multi-currency revolving credit facility expiring March 2012 provided by a syndicate of international banks and a revolving credit facility for an aggregate amount of €450 expiring in September 2012 provided by a domestic bank. In addition, in August 2006, the Company established a U.S.$4.0 billion syndicated multi-currency credit facility expiring August 2013 provided by a syndicate of international banks. The facility comprises a U.S.$1.0 billion term loan and a U.S.$3.0 billion revolving tranche. The U.S. $1.0 billion term loan was drawn in January 2007 and bears interest of 0.15% above LIBOR (London Interbank Offered Rate). As of September 30, 2007 and 2006, approximately €6.1 and €7.6 billion, respectively, of these lines of credit remained unused. Commitment fees for the years ended September 30, 2007, 2006 and 2005 totaled approximately €2.7, €2 and €3, respectively. The facilities are for general business purposes.

     Notes and bonds

The Company has agreements with financial institutions under which it may issue up to €5.0 billion in medium-term notes. In March 2006, the Company updated its €5.0 billion medium-term note program and issued U.S.$ 1.0 billion under this program comprising U.S.$500 million floating rate notes due March 2012, bearing interest of 0.15% above LIBOR and U.S.$500 million 5.625% notes due March 2016. As of September 30, 2007 and 2006, approximately €1.4 billion and €1.7 billion, respectively, were outstanding under this medium-term note program.

In August 2006, the Company issued U.S.$5.0 billion notes, which are unconditional and irrevocably guaranteed as to payment of principal and interest by Siemens. These notes were issued in four tranches of

•	U.S.$750 million Floating Rate Notes (U.S.$ LIBOR + 0.05%) due August 14, 2009,

•	U.S.$750 million 5.5% Notes due February 16, 2012,

•	U.S.$1.750 billion 5.75% Notes due October 17, 2016 and

•	U.S.$1.750 billion 6.125% Notes due August 17, 2026.

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

Details of the Company’s notes and bonds are as follows:

	September 30, 2007			September 30, 2006
	Currency			Currency
	(notional amount)		€*	(notional amount)		€*

2.5% 2001/2007 Swiss franc bonds	—	—	—	CHF	250	158
5.5% 1997/2007 EUR bonds	—	—	—	EUR	991	991
6% 1998/2008 U.S.$ notes	USD	970	693	USD	970	798
U.S.$ LIBOR+0.05% 2006/2009 U.S.$ notes	USD	750	529	USD	750	592
1.375% 2003/2010 EUR convertible notes	—	—	—	EUR	2,497	2,252
11% 2003/2010 EUR senior notes	—	—	—	EUR	56	61
5.75% 2001/2011 EUR bonds	EUR	2,000	2,041	EUR	2,000	2,109
5.5% 2006/2012 U.S.$ notes	USD	750	540	USD	750	599
U.S.$ LIBOR+0.15% 2006/2012 U.S.$ notes	USD	500	351	USD	500	394
5.75% 2006/2016 U.S.$ notes	USD	1,750	1,259	USD	1,750	1,408
5.625% 2006/2016 U.S.$ notes	USD	500	356	USD	500	398
6.125% 2006/2026 U.S.$ notes	USD	1,750	1,251	USD	1,750	1,419
5.25% 2006/2066 EUR bonds	EUR	900	849	EUR	900	891
6.125% 2006/2066 GBP bonds	GBP	750	1,020	GBP	750	1,087

			8,889			13,157

*	Includes adjustments for fair value hedge accounting.

In fiscal 2007, Siemens redeemed the outstanding amount of €991 of the 5.5% €-bond and the outstanding amount of the 2.5% CHF-bond (approximately €155).

In connection with the acquisition of Flender in fiscal 2005 (see Note 4), Siemens assumed a €250, 11% senior note due 2010, of which the Company repurchased approximately €194 until September 30, 2006. In June 2007, the Company exercised its call option in accordance with the indenture agreement and redeemed all remaining notes at 105.50% of the principal amount of the notes together with any accrued and unpaid interest. The redemption was settled on August 1, 2007.

As of September 30, 2007, the aggregate amounts of indebtedness maturing during the next five years and thereafter are as follows (excluding finance leases which are disclosed separately):

Fiscal year
2008	5,589
2009	727
2010	50
2011	2,102
2012	954
Thereafter	5,789

15,211

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

Convertible notes

Since fiscal 2003, Siemens maintained approximately €2.5 billion of convertible notes through its wholly owned Dutch subsidiary, Siemens Finance B.V., which were fully and unconditionally guaranteed by Siemens AG. The convertible notes had a 1.375% coupon and were convertible into approximately 44.5 million shares of Siemens AG at a conversion price of €56.1681 per share, which was subject to change under certain circumstances.

Due to the cash settlement option the conversion right component was considered a derivative instrument recognized at fair value, which was reported in Other current financial liabilities as of September 30, 2005. In the third quarter of fiscal 2006, the Company irrevocably waived its option to pay a cash amount in lieu of the delivery of shares upon exercise of the conversion right. Immediately before notification of such waiver, the derivative component was remeasured for the last time through profit or loss and reclassified to Additional paid-in capital (see Note 26).

The conversion right was contingently exercisable by the holders upon the occurrence of one of several conditions, including, upon the Company’s share price having exceeded 110% of the conversion price on at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of any calendar quarter. This condition was met in the first quarter of fiscal 2004. In fiscal 2006, approximately €3 of convertible notes were exercised and were settled primarily in cash.

Until August 2007, the Company repurchased a principal amount of approximately €1.9 billion of its outstanding convertible notes of the €2.5 billion 1,375% €-bond and paid approximately €3.3 billion in cash. The purchase price was allocated to the liability component and the conversion right component. The fair value of the liability component was charged against the carrying amount of the liability component with the difference being recognized in profit and loss. The amount allocated to the conversion right component was charged directly against Additional paid-in capital (see Note 26 for further information).

The Company had the right, at any time from June 18, 2007, to redeem the notes outstanding at their principal amount together with interest accrued thereon, if Siemens’ share price exceeded 130% of the conversion price on any 15 of 30 consecutive trading days before notice of early redemption. In July 2007 these conditions were met and the Company exercised on July 16, 2007 its option to prematurely redeem at their principal amount the remaining amount of outstanding notes on August 17, 2007. Until the end of the conversion period on August 10, 2007 the remaining notes were converted almost entirely to shares by the note-holders, resulting in approximately 10 million shares issued from the conditional capital (see Note 26 for further information).

     Other financial indebtedness

Other financial indebtedness includes €469 and €512, as of September 30, 2007 and 2006, respectively, for the Company’s real estate assets that were sold or transferred and in which Siemens has retained significant risks and rewards of ownership, including circumstances in which Siemens participates directly or indirectly in the change in market value of the property. Therefore, these transactions have been accounted for as financing obligations. These real estate properties are carried on the Company’s Consolidated Balance Sheets and no sale and profit have been recognized. As of September 30, 2007 and 2006, Other financial indebtedness also includes €4,332 and €—, respectively, of outstanding global commercial paper.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

     Obligations under finance leases

As of September 30, 2007 and 2006, the finance lease liabilities are as follows:

	September 30, 2007			September 30, 2006
			Present			Present
			value of			value of
	Minimum		minimum	Minimum		minimum
	lease	Unamortized	lease	lease	Unamortized	lease
	payment	interest	payment	payment	interest	payment
Due	obligation	expense	obligation	obligation	expense	obligation
Within 1 year	64	16	48	73	20	53
1 to 2 years	63	12	51	68	17	51
2 to 3 years	29	9	20	40	14	26
3 to 4 years	65	6	59	37	14	23
4 to 5 years	14	6	8	69	13	56
Thereafter	120	20	100	121	13	108

Total	355	69	286	408	91	317
Less: Current portion			(48)			(53)

			238			264

23. Pension plans and similar commitments

Pension benefits provided by Siemens are currently organized primarily through defined benefit pension plans which cover virtually all of the Company’s domestic employees and many of the Company’s foreign employees. To reduce the risk exposure to Siemens arising from its pension plans, the Company has started the redesign of benefit schemes from defined benefit schemes towards benefit schemes which are predominantly based on contributions made by the Company. In order to fund Siemens’ pension obligations, the Company’s major pension plans are funded with assets in segregated pension entities.

Furthermore, the Company provides other post-employment benefits, which primarily consist of transition payments to German employees after retirement as well as post-employment health care and life insurance benefits to employees in the U.S. and Canada. These predominantly unfunded other post-employment benefit plans qualify as defined benefit plans under IFRS.

In addition to the above, the Company has foreign defined contribution plans for pensions and other post-employment benefits or makes contributions to social pension funds based on legal regulations (State plans). The recognition of a liability is not required because the obligation of the Company is limited to the payment of the contributions into these plans or funds.

Accounting for defined benefit plans

     Consolidated Balance Sheets

Defined benefit plans determine the entitlements of their beneficiaries. An employee’s final benefit entitlement at regular retirement age may be higher than the fixed benefits at the balance sheet date due to future compensation or benefit increases. The net present value of this ultimate future benefit entitlement for service already rendered is represented by the Defined Benefit Obligation (DBO), which is actuarially calculated with consideration for future compensation increases.

In the case of unfunded plans, the recognized pension liability is equal to the DBO adjusted by unrecognized past service cost. In the case of funded plans, the fair value of the plan assets is offset against the benefit obligations.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

The net amount, after adjusting for the effects of unrecognized past service cost and any asset ceiling, is recognized as pension liability or pension asset.

The Consolidated Balance Sheets include the following significant components related to pension plans and similar commitments based upon the situation as of September 30, 2007 and 2006:

	September 30,
	2007	2006
Principal pension benefit plans	1,289	3,054
Principal other post-employment benefit plans	766	844
Other	1,232	1,566
Reclassification to liabilities associated with assets classified as held for disposal	(507)	(381)

Liabilities for pension plans and similar commitments	2,780	5,083

Actuarial (losses)/gains and effects due to asset ceiling	127	(1,379)
Income tax effect	(18)	254
Net amount recognized in the Consolidated Statements of Income and Expense recognized in Equity (net of tax)	109	(1,125)

     Consolidated Statements of Income

The recognized expense related to pension plans and similar commitments in the Consolidated Statements of Income is referred to as net periodic benefit cost (NPBC) and consists of several separately calculated and presented components. NPBC is comprised of the service cost, which is the actuarial net present value of the part of the DBO for the service rendered in the respective fiscal year; the interest cost for the expense derived from the addition of accrued interest on the DBO at the end of the preceding fiscal year on the basis of the identified discount rate; and the expected return on plan assets in the case of funded benefit plans. Past service cost is amortized on a straight-line basis over the average vesting period of the related benefits.

In the Consolidated Statements of Income, interest cost and the income from the expected return on plan assets are reported as part of Financial income (expense), net. All other components of NPBC are allocated among functional costs (Cost of goods sold and services rendered, Research and development expenses, Marketing, selling and general administrative expenses), according to the function of the employee groups accruing benefits.

In the Consolidated Statements of Income, NPBC expenses before income taxes for the Company’s principal pension and other post-employment benefits in fiscal 2007 aggregated to €461 compared to €578 in fiscal 2006 and €460 in fiscal 2005. Thereof €112, €130 and €123 related to discontinued operations in fiscal 2007, 2006 and 2005, respectively.

     Consolidated Statements of Income and Expense recognized in Equity

Actuarial gains and losses, resulting for example from an adjustment of the discount rate or from a difference between actual and expected return on plan assets, are recognized in the Consolidated Statements of Income and Expense recognized in Equity in the year in which they occur. They are recorded in their entirety directly in equity.

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

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

In the Consolidated Statements of Cash Flow, the Company’s principal pension and other post-employment benefits resulted in net cash used in operating activities of €906 compared to €797 in the previous fiscal year.

Principal pension benefits

The principal pension benefit plans cover approximately 522,000 participants, including 229,000 active employees, 100,000 former employees with vested benefits and 193,000 retirees and surviving dependents. Individual benefits are generally based on eligible compensation levels and/or ranking within the Company hierarchy and years of service. Retirement benefits under these plans vary depending on legal, fiscal and economic requirements in each country. The majority of Siemens’ active employees in Germany participate in a pension scheme introduced in fiscal 2004, the BSAV (Beitragsorientierte Siemens Altersversorgung). The BSAV is a fully funded defined benefit pension plan whose benefits are predominantly based on contributions made by the company and returns earned on such contributions, subject to a minimum return guaranteed by the Company. The BSAV is funded via the BSAV Trust. In connection with the implementation of the BSAV, benefits provided under defined benefit pension plans funded via the Siemens German Pension Trust were modified to substantially eliminate the effects of compensation increases.

The Company’s principal pension benefit plans are explicitly explained in the subsequent sections with regard to:

•	Pension obligations and funded status,
•	Components of NPBC,
•	Amounts recognized in the Consolidated Statements of Income and Expense recognized in Equity,
•	Assumptions used for the calculation of the DBO and NPBC,
•	Sensitivity analysis,
•	Plan assets,
•	Pension plan funding, and
•	Pension benefit payments.

The Company did have an immaterial asset ceiling in its principal pension benefit plans in fiscal 2007 and no asset ceiling in fiscal 2006.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

Pension benefits: Pension obligations and funded status

A reconciliation of the funded status of the principal pension benefit plans to the amounts recognized in the Consolidated Balance Sheets is as follows:

	September 30, 2007			September 30, 2006
	Total	Domestic	Foreign	Total	Domestic	Foreign

Fair value of plan assets	24,013	14,753	9,260	23,755	15,023	8,732
Total defined benefit obligation	25,052	15,488	9,564	26,696	16,372	10,324

Defined benefit obligation (funded)	24,581	15,210	9,371	26,481	16,372	10,109
Defined benefit obligation (unfunded)	471	278	193	215	—	215

Funded status*	(1,039)	(735)	(304)	(2,941)	(1,349)	(1,592)
Germany	(735)			(1,349)
U.S.	(202)			(559)
U.K.	(40)			(733)
Other	(62)			(300)
Unrecognized past service cost (benefits)	(75)	—	(75)	(84)	—	(84)
Effects due to asset ceiling	(14)	—	(14)	—	—	—

Net amount recognized	(1,128)	(735)	(393)	(3,025)	(1,349)	(1,676)

Amounts recognized in the Consolidated Balance Sheets consist of:
Pension asset	161	33	128	29	—	29
Pension liability	(1,289)	(768)	(521)	(3,054)	(1,349)	(1,705)

*	Funded status: The funded status shows the surplus (deficit) of the DBO relative to the plan assets as of the balance sheet date. The DBO is calculated based on the projected unit credit method and reflects the net present value as of the balance sheet date of the accumulated pension entitlements of active employees, former employees with vested rights and of retirees and their surviving dependents with consideration of future compensation and pension increases.

The fair value of plan assets, DBO and funded status as of September 30, 2005 amounted to €21,581, €24,972 and €(3,391), respectively.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

A detailed reconciliation of the changes in the DBO for fiscal 2007 and 2006 as well as additional information by country is provided in the following table:

	September 30, 2007			September 30, 2006
	Total	Domestic	Foreign	Total	Domestic	Foreign
Change in defined benefit obligations:
Defined benefit obligation at beginning of year	26,696	16,372	10,324	24,972	15,932	9,040
Foreign currency exchange rate changes	(556)	—	(556)	(206)	—	(206)
Service cost	684	358	326	715	388	327
Interest cost	1,233	725	508	1,125	679	446
Settlements and curtailments	(13)	—	(13)	(1)	—	(1)
Plan participants’ contributions	180	119	61	49	—	49
Amendments and other	283	(7)	290	1,509	443	1,066
Actuarial (gains) losses	(1,660)	(863)	(797)	(179)	(196)	17
Acquisitions	101	55	46	146	59	87
Divestments	(670)	(453)	(217)	(309)	(145)	(164)
Benefits paid	(1,226)	(818)	(408)	(1,125)	(788)	(337)

Defined benefit obligation at end of year	25,052	15,488	9,564	26,696	16,372	10,324

Germany	15,488			16,372
U.S.	3,250			3,677
U.K.	3,229			3,551
Other	3,085			3,096

The total defined benefit obligation at the end of the fiscal year includes approximately €9,072 for active employees, €2,945 for former employees with vested benefits and €13,035 for retirees and surviving dependents.

In fiscal 2007, as well as in fiscal 2006, the DBO decreased due to an increase in discount rate for the domestic and foreign pension plans. For the domestic pension plans in fiscal 2007, a negative effect on DBO of an increase in pension progression rate was largely offset by a positive effect of increased assumed retirement ages.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

The following table shows the change in plan assets for fiscal year 2007 and 2006 and some additional information concerning pension plans:

	September 30, 2007			September 30, 2006
	Total	Domestic	Foreign	Total	Domestic	Foreign
Change in plan assets:
Fair value of plan assets at beginning of year	23,755	15,023	8,732	21,581	14,349	7,232
Foreign currency exchange rate changes	(508)	—	(508)	(170)	—	(170)
Expected return on plan assets	1,513	947	566	1,433	953	480
Actuarial gains (losses) on plan assets	(218)	(369)	151	(67)	(212)	145
Acquisitions and other	293	—	293	1,561	440	1,121
Divestments and other	(610)	(417)	(193)	(237)	(39)	(198)
Employer contributions (regular)	837	271	566	730	320	410
Plan participants’ contributions	177	116	61	49	—	49
Benefits paid	(1,226)	(818)	(408)	(1,125)	(788)	(337)

Fair value of plan assets at end of year	24,013	14,753	9,260	23,755	15,023	8,732

Germany	14,753			15,023
U.S.	3,048			3,118
U.K.	3,189			2,818
Other	3,023			2,796

In fiscal 2007, the DBO and the fair value of plan assets decreased due to the contribution of the carrier related operations of Siemens to NSN. These effects are included in the items Divestments and Divestments and other in the preceding two tables. In fiscal 2006, the Company merged a defined contribution plan with a defined benefit plan at a subsidiary in Switzerland. As a result of the merger, the benefits of the defined contribution plan were harmonized with those of the defined benefit plan. Accordingly, the DBO and plan assets of the newly merged plan increased. Such amounts are included in the items Amendments and other and Acquisitions and other in the preceding two tables. Vested past service cost resulting from that merger has been recognized entirely in NPBC for fiscal 2006.

Pension benefits: Components of NPBC

The components of the NPBC for the fiscal years ended September 30, 2007, 2006 and 2005 are as follows:

	Year ended			Year ended			Year ended
	September 30, 2007			September 30, 2006			September 30, 2005
	Total	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign
Service cost	684	358	326	715	388	327	594	307	287
Interest cost	1,233	725	508	1,125	679	446	1,123	726	397
Expected return on plan assets	(1,513)	(947)	(566)	(1,433)	(953)	(480)	(1,284)	(896)	(388)
Amortization of past service cost (benefits)	(5)	—	(5)	99	(24)	123	(17)	(24)	7
Loss (gain) due to settlements and curtailments	(4)	—	(4)	2	—	2	—	—	—

Net periodic benefit cost	395	136	259	508	90	418	416	113	303

Germany	136			90			113
U.S.	137			159			146
U.K.	105			113			123
Other	17			146			34

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

Pension benefits: Amounts recognized in the Consolidated Statements of Income and Expense
recognized in Equity

The actuarial gains and losses on defined benefit pension plans recognized in the Consolidated Statements of Income and Expense recognized in Equity for the fiscal years ended September 30, 2007, 2006 and 2005 were as follows:

	Year ended			Year ended			Year ended
	September 30, 2007			September 30, 2006			September 30, 2005
	Total	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign
Actuarial losses (gains)	(1,442)	(494)	(948)	(112)	16	(128)	1,266	1,036	230
Effects due to asset ceiling	13	—	13	—	—	—	—	—	—
Income tax effect	206	(83)	289	(225)	(266)	41	(336)	(255)	(81)

Net amount recognized in the Consolidated Statements of Income and Expense recognized in Equity (net of tax)	(1,223)	(577)	(646)	(337)	(250)	(87)	930	781	149

Germany	(577)			(250)			781
U.S.	(185)			(45)			93
U.K.	(322)			12			33
Other	(139)			(54)			23

Pension benefits: Assumptions for the calculation of the DBO and NPBC

Assumed discount rates, compensation increase rates and pension progression rates used in calculating the DBO together with long-term rates of return on plan assets vary according to the economic conditions of the country in which the retirement plans are situated or where plan assets are invested as well as capital market expectations.

The weighted-average assumptions used for the actuarial valuation of the DBO as of the balance sheet date were as follows:

	Year ended			Year ended
	September 30, 2007			September 30, 2006
	Total	Domestic	Foreign	Total	Domestic	Foreign

Discount rate	5.3%	5.1%	5.6%	4.7%	4.5%	5.0%
Germany	5.1%			4.5%
U.S.	6.29%			5.95%
U.K.	6.0%			5.0%
Rate of compensation increase	2.7%	2.25%	3.5%	2.7%	2.25%	3.4%
Germany	2.25%			2.25%
U.S.	3.96%			3.95%
U.K.	4.0%			3.7%
Rate of pension progression	1.6%	1.5%	2.0%	1.2%	1.0%	1.8%
Germany	1.5%			1.0%
U.K.	3.1%			2.8%

The assumptions used for the calculation of the DBO as of the balance sheet date of the preceding fiscal year are used to determine the calculation of interest cost and service cost of the following year. Therefore, the assumptions used for the calculation of the NPBC for fiscal 2008 are already determined. The total expected return for fiscal 2008 will be based on expected rates of return multiplied by the fair value of plan assets at the fiscal 2007 balance sheet date (see table below). The fair value and thus the expected return on plan assets are adjusted for

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

significant events after the balance sheet date, such as a supplemental funding. Due to the implementation of the BSAV, the effect of the compensation increase on the domestic pension plans is substantially eliminated.

The weighted-average assumptions used for determining the NPBC for the fiscal years ended September 30, 2008, 2007, 2006 and 2005 are shown in the following table:

	Year ending			Year ended			Year ended			Year ended
	September 30, 2008			September 30, 2007			September 30, 2006			September 30, 2005
	Total	Dom.	For.	Total	Dom.	For.	Total	Dom.	For.	Total	Dom.	For.
Discount rate	5.3%	5.1%	5.6%	4.7%	4.5%	5.0%	4.6%	4.35%	5.1%	5.3%	5.25%	5.3%
Germany	5.1%			4.5%			4.35%			5.25%
U.S.	6.29%			5.95%			5.7%			5.9%
U.K.	6.0%			5.0%			5.0%			5.4%
Expected return on plan assets	6.5%	6.5%	6.5%	6.5%	6.5%	6.5%	6.7%	6.7%	6.7%	6.7%	6.75%	6.7%
Germany	6.5%			6.5%			6.7%			6.75%
U.S.	6.97%			6.95%			6.95%			6.95%
U.K.	6.7%			6.7%			6.75%			6.85%
Rate of compensation increase	2.7%	2.25%	3.5%	2.7%	2.25%	3.4%	2.6%	2.25%	3.3%	2.6%	2.25%	3.3%
Germany	2.25%			2.25%			2.25%			2.25%
U.S.	3.96%			3.95%			3.25%			3.25%
U.K.	4.0%			3.7%			3.9%			3.9%
Rate of pension progression	1.6%	1.5%	2.0%	1.2%	1.0%	1.8%	1.3%	1.0%	2.1%	1.1%	1.0%	2.3%
Germany	1.5%			1.0%			1.0%			1.0%
U.K.	3.1%			2.8%			2.8%			2.9%

The discount rate assumptions reflect the rates available on high-quality, fixed-income investments of appropriate duration at the balance sheet date. The expected return on plan assets is determined on a uniform basis, considering long-term historical returns, asset allocation, and future estimates of long-term investment returns. For fiscal 2007, the Company decreased the assumption for the expected return on plan assets for the majority of its principal pension plans due to changes in asset allocation and revised future estimates of long-term investment returns. For fiscal 2008 the expected return on plan assets remained primarily unchanged. As of September 30, 2007, the assumed retirement ages for the participants of the domestic pension plans were increased with regard to increased retirement ages in the German State Pension Insurance. Other actuarial assumptions not shown in the tables above, such as employee turnover, mortality, disability, etc., remained primarily unchanged as of September 30, 2007.

Experience adjustments, which result from differences between the actuarial assumptions and the actual occurrence, did not affect the DBO in fiscal 2007 and fiscal 2006 and increased the DBO by 0.8% in fiscal 2005.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

Pension benefits: Sensitivity analysis

A one-percentage-point change of the established assumptions mentioned above, used for the calculation of the NPBC for fiscal 2008, and a change in the fair value of plan assets of €500, as of September 30, 2007, respectively, would result in the following increase (decrease) of the fiscal 2008 NPBC:

	Effect on NPBC 2008 due to a
	one-percentage-	one-percentage-
	point/€500	point/€500
	increase	decrease

Discount rate	(27)	19
Expected return on plan assets	(224)	224
Rate of compensation increase	32	(27)
Rate of pension progression	146	(122)
Fair value of plan assets	(32)	32

Increases and decreases in the discount rate, rate of compensation increase and rate of pension progression which are used in determining the DBO do not have a symmetrical effect on NPBC primarily due to the compound interest effect created when determining the net present value of the future pension benefit. If more than one of the assumptions were changed simultaneously, the cumulative impact would not necessarily be the same as if only one assumption was changed in isolation.

Pension benefits: Plan assets

The asset allocation of the plan assets of the principal pension benefit plans as of the balance sheet date for fiscal 2007 and 2006 as well as the target asset allocation for fiscal year 2008, are as follows:

	Target asset	Asset allocation
	allocation	September 30, 2007			September 30, 2006
Asset class	September 30, 2008	Total	Domestic	Foreign	Total	Domestic	Foreign
Equity	20-50%	33%	29%	39%	31%	24%	44%
Fixed income	40-70%	54%	61%	42%	57%	66%	41%
Real estate	5-15%	8%	7%	11%	8%	7%	10%
Cash and other assets	5-15%	5%	3%	8%	4%	3%	5%

		100%	100%	100%	100%	100%	100%

Derivatives are reported under the asset class whose risk is hedged. Current asset allocation is biased towards high quality government and selected corporate bonds. Siemens constantly reviews the asset allocation in light of the duration of its pension liabilities and analyzes trends and events that may affect asset values in order to initiate appropriate measures at a very early stage.

The plan assets include domestic real estate with a fair value of €270 and €369 as of September 30, 2007 and 2006, respectively, which is occupied by the Company.

The following table shows the actual return on plan assets for fiscal 2007, 2006 and 2005:

	Year ended			Year ended			Year ended
	September 30, 2007			September 30, 2006			September 30, 2005
	Total	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign
Actual return on plan assets	1,295	578	717	1,366	741	625	2,385	1,596	789

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

The actual return over the last twelve months amounted to 5.6% or €1,295 compared to an expected return of 6.5% or €1,513. The experience adjustment arising on plan assets was (0.9)% in fiscal 2007 (fiscal 2006: (0.3)%). For the domestic pension plans, €578 or 4.0% was realized, as compared to an expected return on plan assets of 6.5% or an amount of €947 that was included in the NPBC. For the foreign pension plans, €717 or 8.2% was realized, as compared to an expected return on plan assets of 6.5% or an amount of €566 that was included in the NPBC.

Pension benefits: Pension plan funding

Contributions made by the Company to its principal pension benefit plans in fiscal 2007 and 2006, as well as those planned in fiscal 2008 are as follows:

	(Unaudited)
	Year ending
	September 30, 2008			Year ended			Year ended
	(expected)			September 30, 2007			September 30, 2006
	Total	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign
Regular funding	618	113	505	837	271	566	730	320	410
Supplemental cash Contributions	—	—	—	—	—	—	—	—	—

Total	618	113	505	837	271	566	730	320	410

Regular funding is generally based on the level of service cost incurred. For the BSAV funding corresponds to the contributions to the beneficiaries’ account. Future funding decisions for the Company’s pension plans will be made with due consideration of developments affecting plan assets and pension liabilities, taking into account minimum funding requirements abroad and local tax deductibility.

Pension benefits: Pension benefit payments

The following overview comprises pension benefits paid out of the principal pension benefit plans during the years ended September 30, 2007 and 2006, and expected pension payments for the next five years and in the aggregate for the five years thereafter (undiscounted):

	Total	Domestic	Foreign
Pension benefits paid
2006	1,125	788	337
2007	1,226	818	408
Expected pension payments
2008	1,321	833	488
2009	1,370	866	504
2010	1,400	877	523
2011	1,447	899	548
2012	1,447	919	528
2013-2017	7,611	4,663	2,948

Other post-employment benefits

In Germany, employees who entered into the Company’s employment on or before September 30, 1983, are entitled to transition payments for the first six months after retirement equal to the difference between their final compensation and the retirement benefits payable under the corporate pension plan. Certain foreign companies,

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

primarily in the U.S. and Canada, provide other post-employment benefits in the form of medical, dental and life insurance. The amount of obligations for other post-employment benefits in the form of medical and dental benefits specifically depends on the expected cost trend in the health care sector. To be entitled to such healthcare benefits participants must contribute to the insurance premiums. Participant contributions are based on specific regulations of cost sharing which are defined in the benefit plans. The Company has the right to adjust the cost allocation at any time, generally this is done on an annual basis. Premiums for life insurance benefits are paid solely by the Company.

Other post-employment benefits are illustrated in detail in the subsequent sections with regard to:

•	Obligations and funded status,

•	Plan assets,

•	Components of NPBC for other post-employment benefits,

•	Amounts recognized in the Consolidated Statements of Income and Expense recognized in Equity,

•	Assumptions used in the calculation of the DBO and the NPBC for other post-employment benefits,

•	Sensitivity analysis, and

•	Benefit payments.

The Company did not have any asset ceiling in its principal other post-employment benefit plans, neither in fiscal 2007 nor in 2006.

Other post-employment benefits: Obligations and funded status

The funded status of plan assets and a reconciliation of the funded status to the amounts recognized in the Consolidated Balance Sheets are as follows:

	September 30, 2007			September 30, 2006
	Total	Domestic	Foreign	Total	Domestic	Foreign
Fair value of plan assets	3	—	3	3	—	3
Total defined benefit obligation	779	321	458	845	429	416

Defined benefit obligation (funded)	287	—	287	303	—	303
Defined benefit obligation (unfunded)	492	321	171	542	429	113

Funded status	(776)	(321)	(455)	(842)	(429)	(413)
Unrecognized past service cost (benefits)	10	—	10	(2)	—	(2)

Net amount recognized	(766)	(321)	(445)	(844)	(429)	(415)

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

The following table shows a detailed reconciliation of the changes in the benefit obligation for other post-employment benefits for the years ended September 30, 2007 and 2006:

	September 30, 2007			September 30, 2006
	Total	Domestic	Foreign	Total	Domestic	Foreign
Change in benefit obligations:
Defined benefit obligation at beginning of year	845	429	416	893	394	499
Foreign currency exchange rate changes	(42)	—	(42)	(22)	—	(22)
Service cost	24	12	12	26	15	11
Interest cost	42	16	26	45	18	27
Plan amendments and other	69	—	69	41	41	—
Actuarial (gains) losses	(33)	(36)	3	(14)	4	(18)
Acquisitions	12	—	12	—	—	—
Divestments	(69)	(68)	(1)	(57)	(14)	(43)
Benefits paid	(69)	(32)	(37)	(67)	(29)	(38)

Defined benefit obligation at end of year	779	321	458	845	429	416

Other post-employment benefits: Plan assets

The following table shows the change in plan assets for fiscal 2007 and 2006:

	September 30, 2007			September 30, 2006
	Total	Domestic	Foreign	Total	Domestic	Foreign
Change in plan assets:
Fair value of plan assets at beginning of year	3	—	3	3	—	3
Employer contributions	37	—	37	38	—	38
Benefits paid	(37)	—	(37)	(38)	—	(38)

Fair value of plan assets at year end	3	—	3	3	—	3

Other post-employment benefits: Components of NPBC

The components of the NPBC for other post-employment benefits for the years ended September 30, 2007, 2006 and 2005 are as follows:

	Year ended			Year ended			Year ended
	September 30, 2007			September 30, 2006			September 30, 2005
	Total	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign
Service cost	24	12	12	26	15	11	26	14	12
Interest cost	42	16	26	45	18	27	51	23	28
Amortization of unrecognized past service cost (benefits)	—	—	—	(1)	—	(1)	(33)	—	(33)

Net periodic benefit cost	66	28	38	70	33	37	44	37	7

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

Other post-employment benefits: Amounts recognized in the Consolidated Statements of Income and
Expense recognized in Equity

The actuarial gains and losses on other post-employment benefit plans recognized in the Consolidated Statements of Income and Expense recognized in Equity for the fiscal years ended September 30, 2007, 2006 and 2005 were as follows:

	Year ended			Year ended			Year ended
	September 30, 2007			September 30, 2006			September 30, 2005
	Total	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign
Actuarial losses (gains)	(33)	(36)	3	(14)	4	(18)	(75)	(59)	(16)
Income tax effect	10	11	(1)	4	(3)	7	29	23	6

Net amount recognized in the Consolidated Statements of Income and Expense recognized in Equity (net of tax)	(23)	(25)	2	(10)	1	(11)	(46)	(36)	(10)

Germany	(25)			1			(36)
U.S.	3			(11)			(10)
Canada	(1)			—			—

Other post-employment benefits: Assumptions used in the calculation of the DBO and NPBC

Discount rates and other key assumptions used for transition payments in Germany are the same as those utilized for domestic pension benefit plans.

The weighted-average assumptions used in calculating the actuarial values for the post-employment healthcare and life insurance benefits are as follows:

	Year ended	Year ended	Year ended
	September 30, 2007	September 30, 2006	September 30, 2005
Discount rate	6.16%	5.95%	5.70%
U.S.:
Medical trend rates (initial/ultimate/year):
Medicare ineligible pre-65	9%/5%/2011	10%/5%/2011	9%/5%/2010
Medicare eligible post-65	9%/5%/2011	10%/5%/2011	9%/5%/2010
Fixed dollar benefit	4.5%	4.5%	4.5%
Dental trend rates (initial/ultimate/year)	6%/5%/2021	6%/5%/2021	6%/5%/2021
Canada:
Medical trend rates	4.68%	5.0%	—
Drug trend rates	4.18%	4.5%	—
Dental trend rates	4.18%	4.5%	—

Experience adjustments, which result from differences between the actuarial assumptions and the actual occurrence, decreased the DBO by 0.3%, 1.5% and 14.2% in fiscal 2007, 2006 and 2005, respectively.

Other post-employment benefits: Sensitivity analysis

The health care assumptions may be significantly influenced by the expected progression in health care expense. A one-percentage-point change in the healthcare trend rates would have resulted in the following increase

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

(decrease) of the defined benefit obligation and the service and interest cost as of and for the year ended September 30, 2007:

	September 30, 2007
	One-percentage-point
	increase	decrease
Effect on defined benefit obligation	39	(35)
Effect on total of service and interest cost components	4	(4)

Other post-employment benefits: Benefit payments

The following overview comprises benefit payments for other post-employment benefits paid out of the principal other defined benefit post-employment plans during the years ended September 30, 2007 and 2006, and expected pension payments for the next five years and in the aggregate for the five years thereafter (undiscounted):

	Total	Domestic	Foreign
Payments for other post-employment benefits
2006	67	29	38
2007	69	32	37
Expected payments for other post-employment benefits
2008	54	25	29
2009	67	37	30
2010	58	28	30
2011	57	26	31
2012	63	31	32
2013-2017	333	169	164

Since the benefit obligations for other post-employment benefits are generally not funded, such payments will impact the current operating cash flow of the Company.

Defined Contribution Plans and State Plans

The amount recognized as an expense for defined contribution plans amounted to €269 in fiscal 2007, and €208 in fiscal 2006, respectively. Contributions to state plans amounted to €1,178 in fiscal 2007, and €1,074 in fiscal 2006, respectively.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

24. Provisions

Provisions changed during fiscal 2007 as follows:

		Order related	Asset retirement
	Warranties	losses and risks	obligations	Other	Total
Balance as of beginning of fiscal year	2,628	1,338	704	1,047	5,717
Additions	1,470	1,002	15	962	3,449
Usage	(888)	(710)	(23)	(436)	(2,057)
Reversals	(642)	(355)	(7)	(322)	(1,326)
Translation differences	(56)	(20)	(2)	(4)	(82)
Accretion expense and effect of changes in discount rates	3	3	(52)	1	(45)
Other changes*	(75)	38	—	65	28

Balance as of fiscal year-end	2,440	1,296	635	1,313	5,684

*	In fiscal 2007, Other changes includes €330 reclassified to Liabilities associated with assets classified as held for disposal (see Note 4 for further information).

Except for asset retirement obligations (see discussion below), the majority of the Company’s provisions are generally expected to result in cash outflows during the next 1 to 15 years.

     Warranties

Warranties mainly relate to products sold.  See Note 2 for further information concerning our policy for estimating warranty provisions. Additions to provisions already existing at the beginning of the period amounted to €446 in fiscal 2007.

     Order related losses and risks

Provisions for order related losses and risks are recognized for anticipated losses and risks on uncompleted construction, sales and leasing contracts.

     Asset retirement obligations

The Company is subject to asset retirement obligations related to certain items of property, plant and equipment. Such asset retirement obligations are primarily attributable to environmental clean-up costs which amounted to €597, and €658, respectively, as of September 30, 2007 and 2006 (thereof non-current portion of €575 and €635, respectively) and to costs primarily associated with the removal of leasehold improvements at the end of the lease term amounting to €38, and €46, respectively as of September 30, 2007 and 2006 (thereof non-current portion of €27 and €31, respectively).

Environmental clean-up costs are mainly related to remediation and environmental protection liabilities which have been accrued for the estimated costs of decommissioning facilities for the production of uranium and mixed-oxide fuel elements in Hanau, Germany (Hanau facilities), as well as in Karlstein, Germany (Karlstein facilities). According to the German Atomic Energy Act, when such a facility is closed, the resulting radioactive waste must be collected and delivered to a government-developed final storage facility. In this regard, the Company has developed a plan to decommission the Hanau and Karlstein facilities in the following steps: clean-out, decontamination and disassembly of equipment and installations, decontamination of the facilities and buildings, sorting of radioactive materials, and intermediate and final storage of the radioactive waste. This process will be supported by continuing engineering studies and radioactive sampling under the supervision of German federal and state authorities. The

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

decontamination, disassembly and sorting activities are planned to continue until 2011; thereafter, the Company is responsible for intermediate storage of the radioactive materials until a final storage facility is available. The final location for all kinds of radioactive waste is not expected to be available before approximately 2030. With respect to the Hanau facility, the process of setting up intermediate storage for radioactive waste has neared completion; on September 21, 2006, the Company received official notification from the competent authorities that the Hanau facility has been released from the scope of application of the German Atomic Energy Act and that its further use is unrestricted. The ultimate costs of the remediation are contingent on the decision of the federal government on the location of the final storage facility and the date of its availability. Consequently, the provision is based on a number of significant estimates and assumptions. The Company does not expect any recoveries from third parties and did not reduce the provisions for such recoveries. The Company believes that it has adequately provided for this exposure. As of September 30, 2007 and 2006, the provision totals €597 and €658, respectively, and is recorded net of a present value discount of €1,353, and €1,300, respectively. The total expected payments for each of the next five fiscal years and the total thereafter are €22, €38, €17, €6, €1, and €1,866 (includes €1,811 for the estimated costs associated with final storage in 2033).

The Company recognizes the accretion of the provision for asset retirement obligations using the effective interest method applying current interest rates prevailing at the balance sheet date. During the year ended September 30, 2007 the Company recognized €31 in accretion expense in Financial income(expense) net. Changes in discount rates decreased the carrying amount of provisions by €83 as of September 30, 2007.

See Note 4 for further information on provisions reclassified to Liabilities associated with assets classified as held for disposal.

25. Other liabilities

	September 30,
	2007	2006
Liabilities for employee related costs	926	952
Deferred income	187	156
Other	1,187	1,066

	2,300	2,174

26. Equity

Common stock and Additional paid-in capital

As of September 30, 2007, the Company’s common stock totaled €2,743 divided into 914,203 thousand shares with no par value and a notional value of €3.00 per share. Each share of common stock is entitled to one vote.

As of September 30, 2006 and 2005, the Company’s common stock totaled €2,673 and €2,673 representing 891,087 thousand shares and 891,085 thousand shares, respectively.

In fiscal 2007, additional paid-in capital decreased by €1,168, net of applicable deferred income taxes, as a result of the repurchase of approximately €1.9 billion of the Company’s outstanding convertible notes (see Note 22 for further information on the convertible notes). In fiscal 2006, additional paid-in capital increased by €487, net of applicable deferred income taxes, representing the amount of the derivative component of the convertible notes that was reclassified to equity upon waiving the cash settlement option (see Note 22 for further information).

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

The following table provides a summary of outstanding capital and the changes in authorized and conditional capital for fiscal years 2007, 2006 and 2005:

	Common stock		Authorized capital		Conditional capital
	(authorized and issued)		(not issued)		(not issued)
	in	in	in	in	in	in
	thousands	thousand	thousands	thousand	thousands	thousand
	of €	shares	of €	shares	of €	shares

As of October 1, 2004	2,673,227	891,076	666,630	222,210	925,516	308,505

Settlement to former SNI AG shareholders	29	9	—	—	(29)	(9)

As of September 30, 2005	2,673,256	891,085	666,630	222,210	925,487	308,496

Conversion 1.375% 2003/2010 EUR convertible notes	6	2	—	—	(6)	(2)
New approved capital	—	—	75,000	25,000	—	—
Expired capital	—	—	(66,630)	(22,210)	—	—

As of September 30, 2006	2,673,262	891,087	675,000	225,000	925,481	308,494

Conversion 1.375% 2003/2010 EUR convertible notes	31,038	10,346	—	—	(31,038)	(10,346)
Stock option plans	34,440	11,480	—	—	(34,440)	(11,480)
Employee share purchase program	3,870	1,290	(3,870)	(1,290)	—	—

As of September 30, 2007	2,742,610	914,203	671,130	223,710	860,003	286,668

Capital increases

In fiscal 2007 and 2006, common stock increased by approximately €31,038 thousand and €6 thousand, respectively, through the issuance of approximately 10,346 thousand shares and 2 thousand shares, respectively, from the conditional capital for the conversion of €584 and €0.1, respectively, of the Company’s convertible notes. See Note 22 for additional information. No such increase occurred in fiscal 2005.

In fiscal 2007, common stock increased by €34,440 thousand through the issuance of 11,480 thousand shares from the conditional capital to service the stock option plans. In addition, in fiscal 2007, common stock increased by approximately €3,870 thousand through the issuance of 1,290 thousand shares from Authorized Capital 2006. These shares were issued to an underwriter, repurchased and subsequently offered for purchase to employees with respect to the Company’s employee share purchase program (see also Treasury Stock below and Note 33 for additional information on the employee share purchase program). No such increases occurred in fiscal 2006 and 2005, since the Company repurchased its own common stock to accommodate share-based compensation plans and the employee share purchase program with compensation character.

In fiscal 2005, common stock increased by €29 thousand, through the issuance of 9 thousand shares from the conditional capital as settlement to former shareholders of Siemens Nixdorf Informationssysteme AG (SNI AG). No such increase occurred in fiscal 2007 and 2006, since the Company repurchased its own common stock to accommodate such settlement.

Authorized, unissued capital

On September 30, 2007, 2006 and 2005, the Company’s authorized but unissued capital totaled €671, €675 and €667 or 223,710 thousand, 225,000 thousand and 222,210 thousand common shares, respectively.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

On January 26, 2006 the Company’s shareholders authorized the Managing Board to increase, with the approval of the Supervisory Board, capital stock by up to €75 through the issuance of up to 25 million shares of no par value registered in the names of the holders against contributions in cash (Authorized Capital 2006). The authorization may be implemented in installments. Pre-emptive rights of existing shareholders are excluded. The new shares shall be issued under the condition that they are offered exclusively to employees of Siemens AG and its subsidiaries, provided these subsidiaries are not listed companies themselves and do not have their own employee stock schemes. The Managing Board is authorized to determine, with the approval of the Supervisory Board, the further content of the rights embodied in the shares and the terms and conditions of the share issue. Authorized Capital 2006 replaced the outstanding Authorized Capital 2001/II of €67 (representing approximately 22 million shares) and will expire on January 25, 2011.

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

The Managing Board is authorized, with the approval of the Supervisory Board, to exclude pre-emptive rights of shareholders in the event of capital increases against contributions in kind and in certain pre-stipulated circumstances against cash. Authorized Capital 2004 replaced Authorized Capital 2001/I of €400 (representing approximately 133 million shares) and Authorized Capital 2003 of €250 (representing 83 million shares) and will expire on January 21, 2009.

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

On February 22, 2001, the Company’s shareholders authorized the Managing Board to increase, with the approval of the Supervisory Board, capital stock by up to €75 (representing 25 million shares) against contributions in cash until February 1, 2006 for the purpose of issuing them exclusively to employees of the Company and its subsidiaries, provided these subsidiaries are not listed companies themselves and do not have their own employee stock schemes (Authorized Capital 2001/II). Pre-emptive rights of existing shareholders were excluded. The Managing Board was authorized to determine, with the approval of the Supervisory Board, the further content of the rights embodied in the shares and the conditions of the share issue. As mentioned above, the outstanding Authorized Capital 2001/II of €67 (representing approximately 22 million shares) was replaced by resolution of the Annual Shareholders’ Meeting on January 26, 2006.

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

     Conditional capital (unissued)

Conditional capital to service the 2001 and 1999 Siemens Stock Option Plan amounts to €157, representing 52,317 thousand shares of Siemens AG as of September 30, 2007. Conditional capital to service the 2001 and 1999

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

Siemens Stock Option Plan amounted to €191, representing 63,797 thousand shares of Siemens AG, in each of the years ended September 30, 2006, 2005, respectively.

Conditional capital provided to service the issuance of bonds with conversion rights or warrants amounts to €702, €734, and €734, representing 234,162 thousand, 244,507 thousand and 244,509 thousand shares of Siemens AG as of September 30, 2007, 2006 and 2005, respectively.

By resolution of the Annual Shareholders’ Meeting on January 22, 2004, Conditional Capital 2003 of €267 (representing 89 million shares) was terminated. The Company’s shareholders authorized the Managing Board to issue bonds in an aggregate principal amount of up to €11,250 with conversion rights (convertible bonds) or with warrants entitling the holders to subscribe to up to 200 million new shares of Siemens AG, representing a pro rata amount of up to €600 of the capital stock. Since the Conditional Capital 2003 has partly been utilized, the new Conditional Capital 2004 permits the issuance of shares under the new authorization and the issuance of shares to service bonds issued under the old authorization. Therefore, as of September 30, 2007, total Conditional Capital 2004 allows the issuance of up to €702 representing 234,162 thousand shares of Siemens AG. The authorization will expire on January 21, 2009.

By resolution of the Annual Shareholders’ Meeting on February 22, 2001, conditional share capital of €147 was approved to service the 2001 Siemens Stock Option Plan (Conditional Capital 2001). In addition, conditional capital amounting to €10, €44 and €44 as of September 30, 2007, 2006 and 2005, respectively, provides to service the 1999 Siemens Stock Option Plan and the 2001 Siemens Stock Option Plan (Conditional Capital 1999).

In each of the years ended September 30, 2007, 2006 and 2005 conditional capital of €0.6, representing 188 thousand shares of Siemens AG, provides for the settlement offered to former shareholders of SNI AG who had not tendered their SNI AG share certificates. Claims of such shareholders to get shares of Siemens AG are time- barred so that as of September 30, 2007 no more shares of Siemens AG have to be issued from the conditional capital provided for the settlement offered to former shareholders of SNI AG.

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

     Treasury stock

At the January 2007 Annual Shareholders’ Meeting, the Company’s shareholders authorized the Company to repurchase up to 10% of the €2,675 common stock outstanding on the date of the Annual Shareholders’ Meeting until July 24, 2008. Such stock may be sold via a stock exchange; or (i) retired with the approval of the Supervisory Board, (ii) used to meet the Company’s obligations under the 1999 and the 2001 Siemens Stock Option Plans, (iii) offered for purchase to individuals currently or formerly employed by the Company or any of its subsidiaries or granted and transferred with a holding period of at least two years; or (iv) used to service conversion or option rights granted by the Company or any of its subsidiaries. In addition, the Supervisory Board shall be authorized to offer repurchased shares to the members of the Managing Board of Siemens AG for purchase as stock-based compensation under the same terms and conditions as those offered to employees of the Company. Additionally, the Supervisory Board may grant and transfer such shares to members of the Managing Board with a holding period of at least two years.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

In fiscal 2007, the Company repurchased a total of 1,306,476 shares, including the 1,290,000 shares relating to the capital increase from Authorized Capital 2006, at an average price of €77.00 per share. In fiscal 2007, a total of 1,306,508 shares of Treasury Stock were sold. Thereof, 1,294,159 shares were issued to employees under the employee share purchase program with compensation character (see Note 33 for additional information) and 12,349 shares of Treasury Stock were transferred primarily as settlement to former SNI AG stockholders. As of September 30, 2007, 383 shares of stock remained in treasury with a carrying amount of €29 thousand (notional value €1 thousand).

In fiscal 2006, the Company repurchased a total of 5,925 thousand shares at an average price of €71.11 per share primarily for the purpose of selling them to employees and stock-based compensation plan participants and as settlement to former SNI stockholders. In fiscal 2006, a total of 5,934 thousand shares of treasury stock were sold. Thereof, 4,166 thousand shares were issued to stock-based compensation plan participants to accommodate the exercise of stock options. In addition, in fiscal 2006, 1,760 thousand shares were issued to employees under an employee share purchase program with compensation character. See Note 33 for additional information on share-based compensation. As of September 30, 2006, 415 shares of stock remained in treasury with a carrying amount of €29 thousand (notional value €1 thousand).

In fiscal 2005, the Company repurchased a total of 3,549 thousand shares at an average price of €61.78 per share to accommodate the Company’s stock-based compensation plans. In fiscal 2005, 1,691 thousand shares were sold in conjunction with the exercise of stock options and 1,849 thousand shares were issued to employees under an employee share purchase program with compensation character. As of September 30, 2005, 9,004 shares of stock remained in treasury with a carrying amount of €575 thousand (notional value €27 thousand).

Other components of equity

The changes in the other components of equity are as follows:

	Year ended September 30, 2007			Year ended September 30, 2006			Year ended September 30, 2005
		Tax			Tax			Tax
	Pretax	effect	Net	Pretax	effect	Net	Pretax	effect	Net

Changes in unrealized gains (losses) on available-for-sale financial assets:
Unrealized holding gains (losses) for the period	29	—	29	(317)	8	(309)	106	109	215
Reclassification adjustments for (gains) losses included in net income	1	—	1	(49)	4	(45)	(265)	89	(176)

Net unrealized gains (losses) on available-for-sale financial assets	30	—	30	(366)	12	(354)	(159)	198	39
Changes in unrealized gains (losses) on derivative financial instruments:
Unrealized gains (losses) on derivative financial instruments	48	(9)	39	67	(27)	40	(165)	64	(101)
Reclassification adjustments for (gains) losses included in net income	89	(28)	61	28	(10)	18	(71)	28	(43)

Net unrealized gains (losses) on derivative financial instruments	137	(37)	100	95	(37)	58	(236)	92	(144)
Foreign-currency translation differences	(566)	—	(566)	(320)	—	(320)	436	—	436

	(399)	(37)	(436)	(591)	(25)	(616)	41	290	331

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

Miscellaneous

Under the German Stock Corporation Act (Aktiengesetz), the amount of dividends available for distribution to shareholders is based upon the earnings of Siemens AG as reported in its statutory financial statements determined in accordance with the German Commercial Code (Handelsgesetzbuch). During the fiscal year ended September 30, 2007, Siemens AG management distributed an ordinary dividend of €1,292 (€1.45 per share) of the fiscal 2006 earnings of Siemens AG to its shareholders. The dividend was paid on January 26, 2007. During the years ended September 30, 2006 and 2005, Siemens AG management distributed €1,201 (€1.35 per share) of the fiscal 2005 earnings and €1,112 (€1.25 per share) of the fiscal 2004 earnings of Siemens AG as an ordinary dividend to its shareholders.

For fiscal 2007, the Managing Board proposed a dividend of €1.60 per share. Payment of the proposed dividend is contingent upon approval by the shareholders at the Annual Shareholders’ Meeting on January 24, 2008. If approved, this would amount to approximately €1,463.

27. Additional capital disclosures

Siemens is committed to a strong financial profile, which gives the Company financial flexibility to achieve its growth and portfolio optimization goals.

As of September 30, 2007 and 2006, the capital structure of the Company was as follows:

	September 30,
	2007	2006	% Change

Total equity	28,996	25,193	15%
As a % of total capital (see below)	65%	62%
Short-term debt	5,637	2,175
Long-term debt	9,860	13,122
Total debt	15,497	15,297	1%
As a % of total capital	35%	38%
Total capital (total equity and total debt)	44,493	40,490	10%

In fiscal 2007, total equity increased by 15% compared to fiscal 2006 primarily due to an increase in retained earnings. Total debt increased during fiscal 2007 by 1%. This resulted in an increase in equity as a percentage of total capital to 65% in fiscal 2007 (62% in fiscal 2006) and a decreased percentage of total debt in relation to total capital of 35% (38% in fiscal 2006).

The Company is not subject to any statutory capital requirements. Commitments exist to sell or otherwise issue common shares in connection with established share-based payment plans. In fiscal 2007, commitments for share-based payment plans have been satisfied through capital increases (see Notes 26 and 33 for additional information). Beginning with fiscal 2008, it is planned to satisfy commitments arising from share-based payment through repurchases of the Company’s shares.

A key factor in maintaining a strong financial profile is Siemens’ credit rating which is affected among other factors by the capital structure, the profitability, the ability to generate cash flow, geographic and product diversification as well as a competitive market position. Siemens’ current corporate credit ratings from Moody’s Investors Service and Standard & Poor’s are noted below:

	Moody’s Investors	Standard &
	Service	Poor’s
Long-term debt	A1	AA−
Short-term debt	P-1	A-1+

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

On November 9, 2007 Moody’s Investors Service downgraded Siemens’ long-term corporate credit rating from Aa3 to A1 and set its outlook from “negative” to “stable”. The rating action followed the announcements of a share-buyback program of up to € 10 billion (see also Note 41, Subsequent events) and a capital structure target. The rating classification of A1 is the third highest rating within the agency’s debt ratings category. The numerical modifier 1 indicates that our long-term debt ranks in the higher end of the A category. The Moody’s rating outlook is an opinion regarding the likely direction of an issuer’s rating over the medium-term. Rating outlooks fall into the following six categories: positive, negative, stable, developing, ratings under review and no outlook.

Moody’s Investors Service’s rating for Siemens’ short-term corporate credit and commercial paper is P-1, the highest available rating in the prime rating system, which assesses issuers’ ability to honor senior financial obligations and contracts. It applies to senior unsecured obligations with an original maturity of less than one year.

In addition, Moody’s Investors Service published a credit opinion. The most recent credit opinion for Siemens as of November 13, 2007 classified the liquidity profile of the Company as “very healthy”.

Standard & Poor’s rates Siemens’ long-term corporate credit AA−. On June 15, 2007 Standard & Poor’s resolved the “CreditWatch negative”, dated April 26, 2007 and kept a “negative” outlook. Within Standard & Poor’s long-term issue and issuer credit ratings, an obligation rated AA has the second highest rating category assigned. The modifier “−” indicates that Siemens’ long-term debt ranks in the lower end of the AA category. The Standard & Poor’s rating outlook is an opinion regarding the likely direction of an issuer’s rating over the medium-term. Rating outlooks fall into the following four categories: Positive, Negative, Stable and Developing. Outlooks have a time frame of typically two years. Ratings appear on CreditWatch when an event or deviation from an expected trend has occurred or is expected, and additional information is necessary to take a rating action. A rating review will normally be completed within approximately 90 days, unless the outcome of a specific event is pending.

Siemens’ short-term debt and commercial paper is rated A-1+ within Standard & Poor’s short-term issue credit ratings, giving Siemens the highest-ranking short-term rating.

28. Commitments and contingencies

Guarantees and other commitments

The following table presents the undiscounted amount of maximum potential future payments for each major group of guarantee:

	September 30,
	2007	2006
Guarantees
Credit guarantees	386	666
Guarantees of third-party performance	1,995	1,125
Herkules obligations	4,200	—
Other guarantees	1,882	528

	8,463	2,319

Credit guarantees cover the financial obligations of third parties in cases where Siemens is the vendor and/or contractual partner. These guarantees generally provide that in the event of default or non-payment by the primary debtor, Siemens will be required to settle such financial obligations. In addition, Siemens provides credit guarantees generally as credit-line guarantees with variable utilization to joint ventures and associated and related companies. The maximum amount of these guarantees is subject to the outstanding balance of the credit or, in case where a credit line is subject to variable utilization, the nominal amount of the credit line. These guarantees usually have terms of between one and five years. Except for statutory recourse provisions against the primary debtor, credit

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

guarantees are generally not subject to additional contractual recourse provisions. As of September 30, 2007 and 2006, the Company has accrued €13 and €24, respectively, relating to credit guarantees.

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

The Federal Republic of Germany has commissioned a consortium consisting of SIS and IBM Deutschland GmbH (IBM) to modernize and operate the non-military information and communications technology of the German Federal Armed Forces (Bundeswehr). This project is called HERKULES. A project company, BWI Informationstechnik GmbH (BWI) will provide the services required by the terms of the contract. SIS is a shareholder in the project company. The total contract value amounts to a maximum of approximately €6 billion. In connection with the consortium and execution of the contract between BWI and the Federal Republic of Germany in December 2006, Siemens issued several guarantees connected to each other legally and economically in favor of the Federal Republic of Germany and of the consortium member IBM. The guarantees ensure that BWI has sufficient resources to provide the required services and to fulfill its contractual obligations. These guarantees are listed as a separate item “HERKULES obligations” in the table above due to their compound and multilayer nature. Total future payments potentially required by Siemens amount to €4.2 billion and will be reduced by approximately €400 per year over the 10-year contract period. Yearly payments under these guarantees are limited to €400 plus, if applicable, a maximum of €90 in unused guarantees carried forward from the prior year.

Other guarantees include indemnifications issued in connection with dispositions of business entities. Such indemnifications protect the buyer from tax, legal and other risks related to the purchased business entity. As of September 30, 2007 and 2006, the total accruals for Other guarantees amounted to €102 and €129, respectively.

The increase in Guarantees of third-party performance and Other guarantees in fiscal 2007 is due primarily to the contribution of the carrier-related operations into NSN at the beginning of April 2007. As of September 30, 2007, Other guarantees therefore includes the amounts related to the indemnification provisions related to the contribution of the carrier-related operations into NSN (see Note 4 for further information).

As of September 30, 2007, future payment obligations under non-cancellable operating leases are as follows:

2008	581
2009	475
2010	362
2011	261
2012	220
Thereafter	551

Total operating rental expense for the years ended September 30, 2007, 2006 and 2005 was €875, €816 and €740, respectively.

As of September 30, 2007 and 2006, the Company has commitments to make capital contributions of €103 and €173, respectively, to other non-consolidated companies.

The Company is jointly and severally liable and has capital contribution obligations as a partner in commercial partnerships and as a participant in various consortiums.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

29. Legal Proceedings

Public prosecutors and other government authorities in jurisdictions around the world are conducting investigations of Siemens AG and its consolidated subsidiaries (hereinafter “Siemens” or the “Company” shall refer to Siemens AG and, unless the context otherwise requires, to its consolidated subsidiaries) and certain of its current and former employees regarding allegations of public corruption, including criminal breaches of fiduciary duty including embezzlement, as well as bribery, money laundering and tax evasion, among others. These investigations involve allegations of corruption at a number of Siemens’ business Groups.

The Munich public prosecutor continues to conduct an investigation of certain current and former employees of the Company on suspicion of criminal breaches of fiduciary duty including embezzlement, as well as bribery and tax evasion. To date, the Munich prosecutor has conducted searches of Company premises and private homes and several arrest warrants have been issued for current and former employees, including former members of senior management, who are or were associated with the former Com Group and the Company. In addition, the Munich prosecutor has recently sought and received information from two German subsidiaries of the Company in connection with an investigation of allegations of criminal breach of fiduciary duty against a former employee and unnamed others.

On October 4, 2007, pursuant to the application of the Munich prosecutor, the Munich district court imposed a fine of €201 on Siemens. According to the court’s decision, a former manager of the former Com Group committed bribery of foreign public officials in Russia, Nigeria and Libya in 77 cases during the period from 2001 to 2004 for the purpose of obtaining contracts on behalf of the Company, whereby he acted in concert with others. In determining the fine, the court based its decision on unlawfully obtained economic advantages in the amount of at least €200 which the court determined the Company had derived from illegal acts of the former employee, to which an additional fine in the amount of €1 was added.

The decision of the Munich district court and the settlement (tatsächliche Verständigung) entered into the same day with the German tax authorities, conclude the German investigations into illegal conduct and tax violations only as they relate to Siemens AG and only as to the former Com Group.

As previously reported, there are ongoing investigations in Switzerland, Italy, and Greece. These investigations relate to allegations that certain current and former employees of the former Com Group opened slush fund accounts abroad and operated a system to misappropriate funds from the Company and, specifically, that these individuals siphoned off money from Com via off-shore companies and their own accounts in Switzerland and Liechtenstein. The Company has learned that Liechtenstein prosecutors have transferred their investigation to Swiss and Munich prosecutors.

As previously reported, Milan and Darmstadt prosecutors have been investigating allegations that former Siemens employees provided improper benefits to former employees of Enel in connection with Enel contracts. In Italy, legal proceedings against two former employees ended when the “patteggiamento” (plea bargaining procedure without the admission of guilt or responsibility) by the charged employees and Siemens AG entered into force in November 2006. Prosecutors in Darmstadt brought charges against two other former employees not covered by the “patteggiamento”. In May 2007, the Regional Court of Darmstadt sentenced one former employee to two years in prison, suspended on probation, on counts of commercial bribery and embezzlement.

Another former employee was sentenced to nine months in prison, suspended on probation, on counts of aiding and abetting commercial bribery. In connection with these sentences, Siemens AG was ordered to disgorge €38 of profits. The prosecutors and both defendants have appealed the decision of the Regional Court of Darmstadt. Siemens AG has also appealed the decision with respect to the disgorgement.

As previously reported, in 2004 the public prosecutor in Wuppertal initiated an investigation against Siemens employees regarding allegations that they participated in bribery related to the awarding of an EU contract for the

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

refurbishment of a power plant in Serbia in 2002. In August 2007, the public prosecutor conducted searches of the premises of the PG Group in Erlangen, Offenbach and Karlsruhe in relation to this investigation. The investigation is ongoing.

In addition, there is a significant number of ongoing investigations into allegations of public corruption involving the Company, certain of its current and former employees or projects in which the Company is involved in a number of jurisdictions around the world, including China, Hungary, Indonesia, Israel, Italy, Nigeria, Norway and Russia, among others. Specific examples include the following:

•	There are currently numerous public corruption-related governmental investigations in China, involving several divisions of Siemens Ltd. China, primarily Med, but also A&D and SIS. The investigations have been initiated by prosecutors in several regions and provinces, including Guangdong, Jilin, Xi’an, Wuxi, Shanghai, Ting Hu, Shandong, Hunan, and Guiyang.

•	Siemens Zrt. Hungary and certain of its employees are being investigated by Hungarian authorities in connection with allegations concerning suspicious payments in connection with consulting agreements with a variety of shell corporations and bribery relating to the awarding of a contract for the delivery of communication equipment to the Hungarian Armed Forces.

•	The public prosecutor in Kalimantan Province, Indonesia, has charged the head of the Med division of Siemens PT Indonesia in connection with allegations that he participated in bribery, fraud, and overcharging related to the awarding of a contract for the delivery of medical equipment to a hospital in 2003.

•	Authorities in Nigeria have conducted a search of Siemens premises in connection with an investigation into alleged illegal payments.

•	The Norwegian government is investigating allegations of bribery and overcharging of the Norwegian Department of Defense related to the awarding of a contract for the delivery of communication equipment in 2001.

•	The public prosecutor in Milan is investigating allegations as to whether two employees of Siemens S.p.A. made illegal payments to employees of the state-owned gas and power group ENI.

As previously reported, the U.S. Department of Justice (DOJ) is conducting an investigation of possible criminal violations of U.S. law by Siemens in connection with the matters described above and other allegations of corruption. During the second quarter of fiscal 2007, Siemens was advised that the U.S. Securities and Exchange Commission’s (SEC) enforcement division had converted its informal inquiry into these matters into a formal investigation. The Company is cooperating with these investigations.

The SEC and the DOJ are also investigating possible violations of U.S. law by Siemens in connection with the Oil-for-Food Program. The Company is cooperating with the SEC and DOJ. A French investigating magistrate commenced a preliminary investigation regarding the participation of French companies, including Siemens France S.A.S., in the Oil-for-Food Program. German prosecutors also began an investigation in this matter and conducted searches of Company premises and private homes in Erlangen and Berlin in August 2007. Siemens is cooperating with the authorities in France and Germany.

As a result of the above described matters and as a part of its policy of cooperation, Siemens contacted the World Bank and offered to assist the World Bank in any matter that might be of interest to the World Bank. Since that time, Siemens has been in contact with the World Bank Department of Institutional Integrity and intends to continue its policy of cooperation.

In February 2007, the Company announced that public prosecutors in Nuremberg are conducting an investigation of certain current and former employees of the Company on suspicion of criminal breach of fiduciary

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

duties against Siemens, tax evasion and a violation of the German Works Council Constitution Act (Betriebsverfassungsgesetz). The investigation relates to an agreement entered into by Siemens with an entity controlled by the former head of the independent employee association AUB (Arbeitsgemeinschaft Unabhängiger Betriebsangehöriger). The prosecutors are investigating payments made during the period 2001 to 2006 for which Siemens may not have received commensurate services in return. The former head of AUB was arrested in February 2007. Since February, searches have been conducted at several Siemens AG premises and private homes and an arrest warrant was issued for a member of the Managing Board, in connection with this investigation, who was taken into custody. This executive’s term has expired and he therefore is no longer a member of the Managing Board. In addition to this former member of the Managing Board, other current and former members of the Company’s senior management have been named as suspects in this matter. In April 2007, the former member of the Managing Board posted bail in the amount of €5 and was released from custody. In this connection, a bank issued a bond (Bankbürgschaft) in the amount of €5, €4.5 of which was guaranteed by the Company pursuant to provisions of German law. The former member of the Managing Board has provided the Company a personal undertaking to cooperate with and fully support the independent investigation conducted by Debevoise & Plimpton LLP (Debevoise), as described below, and to repay all costs incurred and payments made by the Company in connection with the bank guarantee in the event he is found to have violated his obligations to the Company in connection with the facts under investigation by the Nuremberg prosecutors. The investigation into the allegations involving the Company’s relationship with the former head of AUB and the AUB has also been included within the scope of the investigation being conducted by Debevoise. In April 2007, the labor union IG Metall lodged a criminal complaint against unknown individuals on suspicion that the Company breached the provisions of Section 119 of the Works Council Constitution Act by providing undue preferential support to AUB in connection with elections of the members of the Company’s works councils.

In February 2007, an alleged holder of American Depositary Shares of the Company filed a derivative lawsuit with the Supreme Court of the State of New York against certain current and former members of the Company’s Managing and Supervisory Boards as well as against the Company as a nominal defendant, seeking various forms of relief relating to the allegations of corruption and related violations at Siemens. The suit is currently stayed.

The Company has engaged Debevoise, an independent external law firm, to conduct an independent and comprehensive investigation to determine whether anti-corruption regulations have been violated and to conduct an independent and comprehensive assessment of the compliance and control systems of Siemens. Debevoise reports directly and exclusively to the Compliance Committee of the Supervisory Board (formerly the Audit Committee) and is being assisted by forensic accountants from the international accounting firm Deloitte & Touche. Debevoise’s investigation of allegations of corruption at the former Com Group, the Company’s other Groups and at regional Siemens subsidiaries is ongoing.

The Company has conducted an analysis of the impact on the Company’s consolidated financial statements of issues raised by allegations of violations of anti-corruption legislation. As previously reported, within the former Com Group, the Company’s other Groups and regional companies a number of Business Consultant Agreements (BCAs) and similar sales-related arrangements have been identified. The Company has identified a large volume of payments made in connection with these contracts as well as other payments for which the Company has not been able either to establish a valid business purpose or to clearly identify the recipient. These payments raise concerns in particular under the Foreign Corrupt Practices Act (FCPA) in the United States, anti-corruption legislation in Germany and similar legislation in other countries. The payments identified were recorded as deductible business expenses in prior periods in determining income tax provisions. As previously reported, the Company’s investigation determined that certain of these payments were non-deductible under tax regulations of Germany and other jurisdictions.

In fiscal 2007, the Company substantially completed its analysis of the tax deductibility of payments under the BCAs and other sales-related agreements with third-party intermediaries identified at the former Com Group, the

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

remaining Groups and in regional companies. In fiscal 2007, the Company also substantially completed its risk-based analysis of cash and check payments at the former Com Group, the Company’s other Groups and in regional companies, for which limited documentation was available, and which may also raise concerns under the FCPA and anti-corruption legislation in Germany and other countries.

The Company has accounted for income tax-related charges with respect to fiscal 2000-2006 and adjusted comparative amounts for fiscal 2005 and 2006 as reported under Note 2.

The Company remains subject to corruption-related investigations in the U.S. and other jurisdictions around the world. As a result, additional criminal or civil sanctions could be brought against the Company itself or against certain of its employees in connection with possible violations of law, including the FCPA. In addition, the scope of pending investigations may be expanded and new investigations commenced in connection with allegations of bribery and other illegal acts. The Company’s operating activities, financial results and reputation may also be negatively affected, particularly due to imposed penalties, disgorgements, compensatory damages, the formal or informal exclusion from public procurement contracts or the loss of business licenses or permits. In addition to the fine imposed by the Munich district court mentioned above and certain immaterial non-German tax penalties, no material expenses or provisions for any such penalties or damages have been recorded as management does not yet have enough information to reliably estimate such amounts. We expect that we will need to record expenses and provisions in the future for fines, penalties or other charges, which could be material, in connection with the investigations. We will also have to bear the costs of continuing investigations and related legal proceedings, as well as the costs of on-going compliance remediation efforts. Furthermore, changes affecting the Company’s course of business or changes to its compliance programs beyond those already taken may turn out to be required.

In addition to the proceedings described above, the Company is also involved in a number of anti-trust and other legal proceedings:

A Mexican governmental control authority barred Siemens Mexico from bidding on public contracts for a period of three years and nine months beginning November 30, 2005. This proceeding arose from allegations that Siemens Mexico did not disclose alleged minor tax discrepancies when it was signing a public contract in 2002. Upon appeal by Siemens Mexico, the execution of the debarment was stayed on December 13, 2005 and subsequently reduced to a period of four months. Upon further appeal, the execution of the reduced debarment was stayed by the competent Mexican court in April 2006. A final decision on the appeal has not yet been announced.

In February 2007, Siemens Medical Solutions USA, Inc. (SMS) announced that it had reached an agreement with the U.S. Attorney’s Office for the Northern District of Illinois to settle allegations made in an indictment filed in January 2006. The agreement resolves all allegations made against SMS in the indictment. Under the agreement, SMS has pled guilty to a single federal criminal charge of obstruction of justice in connection with civil litigation that followed a bid to provide radiology equipment to Cook County Hospital in 2001. In addition, SMS has agreed to pay a fine of U.S.$1 million and restitution of approximately U.S.$1.5 million.

In December 2006, the Japanese Fair Trade Commission (FTC) searched the offices of more than ten producers and dealers of healthcare equipment, including Siemens Asahi Medical Technologies Ltd., in connection with an investigation into possible anti-trust violations. Siemens Asahi Medical Technologies is cooperating with the FTC in the ongoing investigation.

In February 2007, the French Competition Authority launched an investigation into possible anti-trust violations involving several companies active in the field of suburban trains, including Siemens Transportation Systems S.A.S. in Paris, and the offices were searched. The Company is cooperating with the French Competition Authority.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

In February 2007, the Norwegian Competition Authority launched an investigation into possible anti-trust violations involving Norwegian companies active in the field of fire security, including Siemens Building Technologies AS. The Company is cooperating in the ongoing investigation with the Norwegian Competition Authority. The Norwegian Competition Authority has not yet announced a schedule for the completion of the investigation.

In February 2007, the European Commission launched an investigation into possible anti-trust violations involving European producers of power transformers, including Siemens AG and VA Tech, which Siemens acquired in July 2005. The German Anti-trust Authority (Bundeskartellamt) has become involved in the proceeding and is responsible for investigating those allegations which relate to the German market. Power transformers are electrical equipment used as major components in electric transmission systems in order to adapt voltages. The Company is cooperating in the ongoing investigation with the European Commission and the German Anti-trust Authority. The European Commission and the German Anti-trust Authority have not yet announced a schedule for the completion of their investigation.

In April 2007, Siemens AG and VA Tech filed actions before the European Court of First Instance in Luxemburg against the decisions of the European Commission dated January 24, 2007, to fine Siemens and VA Tech for alleged anti-trust violations in the European Market of high-voltage gas-insulated switchgear between 1988 and 2004. Gas-insulated switchgear is electrical equipment used as a major component for turnkey power substations. The fine imposed on Siemens amounted to €396.6. The fine imposed on VA Tech, which Siemens AG acquired in July 2005, amounted to €22.1. VA Tech was declared jointly liable with Schneider Electric for a separate fine of €4.5. The European Court of First Instance has not yet issued a decision. Furthermore, authorities in Brazil, New Zealand, the Czech Republic, Slovakia and South Africa are conducting investigations into the same possible anti-trust violations. On October 25, 2007, upon the Company’s appeal, a Hungarian competition court reduced administrative fines imposed on Siemens AG from €0.3 to €0.1 and from €0.6 to €0.1 regarding VA Tech.

In April 2007, the Polish Competition Authority launched an investigation against Siemens Sp. z o.o. Poland regarding possible anti-trust violations in the market for the maintenance of diagnostic medical equipment. The Company is cooperating in the ongoing investigation with the Polish Competition Authority.

In June 2007, the Turkish Anti-trust Agency confirmed its earlier decision to impose a fine of approximately €6 million on Siemens AS Turkey based on alleged anti-trust violations in the traffic lights market. Siemens Turkey has appealed this decision and this appeal is still pending. It is possible that as a result of this decision, Siemens could be debarred from participating in public sector tender offers in Turkey for a one- to two-year period.

The Company requested arbitration against the Republic of Argentina before the International Center for Settlement of Investment Disputes (ICSID) of the World Bank. The Company claimed that Argentina unlawfully terminated the Company’s contract for the development and operation of a system for the production of identity cards, border control, collection of data and voters’ registers and thereby violated the Bilateral Investment Protection Treaty between Argentina and Germany (BIT). The Company sought damages for expropriation and violation of the BIT of approximately U.S.$500 million. Argentina disputed jurisdiction of the ICSID arbitration tribunal and argued in favor of jurisdiction of the Argentine administrative courts. The arbitration tribunal rendered a decision on August 4, 2004, finding that it had jurisdiction over Siemens’ claims and that Siemens was entitled to present its claims. A hearing on the merits of the case took place before the ICSID arbitration tribunal in Washington in October 2005. A unanimous decision on the merits was rendered on February 6, 2007, awarding Siemens compensation in the amount of U.S.$217.8 million on account of the value of its investment and consequential damages, plus compound interest thereon at a rate of 2.66% since May 18, 2001. The tribunal also ruled that Argentina is obligated to indemnify Siemens against any claims of subcontractors in relation to the project (amounting to approximately U.S.$44 million) and, furthermore, that Argentina would be obligated to pay Siemens the full amount of the contract performance bond (U.S.$20 million) in the event this bond was not returned

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

within the time period set by the tribunal (which period subsequently elapsed without delivery). On June 4, 2007, Argentina filed with the ICSID an application for the annulment and stay of enforcement of the award, alleging serious procedural irregularities. An ad hoc committee has been appointed to consider Argentina’s application. Siemens currently expects that the ad hoc committee will not render a decision before 2009.

Information required under IAS 37 Provisions, Contingent Liabilities and Contingent Assets is not disclosed for certain legal proceedings, if the Company concludes that the disclosure can be expected to prejudice seriously the outcome of the litigation.

Siemens AG and its subsidiaries have been named as defendants in various other legal actions and proceedings arising in connection with their activities as a global diversified group. Some of these pending proceedings have been previously disclosed. Some of the legal actions include claims for substantial compensatory or punitive damages or claims for indeterminate amounts of damages. Siemens is from time to time also involved in regulatory investigations beyond those described above. Siemens is cooperating with the relevant authorities in several jurisdictions and, where appropriate, conducts internal investigations regarding potential wrongdoing with the assistance of in-house and external counsel. Given the number of legal actions and other proceedings to which Siemens is subject, some may result in adverse decisions. Siemens contests actions and proceedings when it considers it appropriate. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, Siemens often cannot predict what the eventual loss or range of loss related to such matters will be. Although the final resolution of these matters could have a material effect on Siemens’ consolidated operating results for any reporting period in which an adverse decision is rendered, Siemens believes that its consolidated financial position should not be materially affected by the matters discussed in this paragraph.

30. Additional disclosures on financial instruments

This section gives a comprehensive overview of the significance of financial instruments for Siemens and provides additional information on balance sheet items that contain financial instruments.

The following table presents the carrying amounts of each category of financial assets and liabilities:

	September 30,
	2007	2006
Financial assets
Cash and cash equivalents	4,005	10,214
Available-for-sale financial assets	935	1,450
Loans and receivables	21,428	21,060
Financial assets held for trading	576	338
Derivatives with a hedging relationship	367	308

	27,311	33,370

Financial liabilities
Financial liabilities measured at amortized cost	25,926	24,540
Financial liabilities held for trading	657	360
Derivatives with a hedging relationship	260	123

	26,843	25,023

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

The following table presents the fair values and carrying amounts of financial assets and liabilities measured at cost or amortized cost:

	September 30, 2007		September 30, 2006
		Carrying		Carrying
	Fair value	amount	Fair value	amount

Financial assets measured at cost or amortized cost
Cash and cash equivalents	4,005	4,005	10,214	10,214
Available-for-sale financial assets*	—	655	—	710
Trade and other receivables	18,163	18,163	18,428	18,428
Other non-derivative financial assets	3,265	3,265	2,632	2,632

Financial liabilities measured at cost or amortized cost
Trade payables	8,431	8,431	8,497	8,497
Notes and bonds	8,897	8,889	13,238	13,157
Loans from banks and other financial indebtedness	6,287	6,322	1,831	1,823
Obligations under finance leases	277	286	317	317
Other non-derivative financial liabilities	1,998	1,998	746	746

*	This caption consists of equity instruments classified as available-for-sale, for which a fair value could not be reliably measured and which are recognized at cost.

The fair values of cash and cash equivalents, current receivables, trade payables, other current financial liabilities and commercial paper and borrowings under revolving credit facilities approximate their carrying amount largely due to the short-term maturities of these instruments.

Long-term fixed-rate and variable-rate receivables, including receivables from finance leases, are evaluated by the Company based on parameters such as interest rates, specific country risk factors, individual creditworthiness of the customer and the risk characteristics of the financed project. Based on this evaluation, allowances are taken to account for the expected losses of these receivables. As of September 30, 2007 and 2006, the carrying amounts of such receivables, net of allowances, approximate their fair values.

The fair value of quoted notes and bonds is based on price quotations at the balance sheet date. The fair value of unquoted notes and bonds, loans from banks and other financial indebtedness, obligations under finance leases as well as other non-current financial liabilities is estimated by discounting future cash flows using rates currently available for debt of similar terms and remaining maturities.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

Financial assets and liabilities measured at fair value are presented in the following table:

	September 30,
	2007	2006
Financial assets measured at fair value
Available-for-sale financial assets	280	740
Derivative financial instruments	943	646
Without hedging relationship	469	232
In connection with fair value hedges	176	236
In connection with cash flow hedges	191	72
Embedded derivatives	107	106
Financial liabilities measured at fair value
Derivative financial instruments	917	483
Without hedging relationship	403	181
In connection with fair value hedges	103	5
In connection with cash flow hedges	157	118
Embedded derivatives	254	179

Fair values for available-for-sale financial assets are derived from quoted market prices in active markets, if available. In certain cases, fair values are estimated using a valuation technique.

The Company enters into derivative financial instruments with various counterparties, principally financial institutions with investment grade credit ratings. The calculation of fair values for derivative financial instruments depends on the type of instruments:

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

Net gains (losses) of financial instruments are as follows:

	September 30,
	2007	2006
Available-for-sale financial assets	(66)	69
Loans and receivables	(158)	(86)
Financial liabilities measured at amortized cost	57	7
Financial assets and financial liabilities held for trading	60	(43)

Net gains (losses) on available-for-sale financial assets include impairment losses, gains or losses on derecognition and the ineffective portion of fair value hedges. For the amount of unrealized gains or losses on

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

available-for-sale financial assets recognized directly in equity during the fiscal year and the amount removed from equity and recognized in net income for the fiscal year see Other components of equity in Note 26.

Net losses on loans and receivables contain changes in valuation allowances, gains or losses on derecognition as well as recoveries of amounts previously written-off.

Net gains on financial liabilities measured at amortized cost are comprised of gains or losses from derecognition and the ineffective portion of fair value hedges.

Net gains (losses) on financial assets and financial liabilities held for trading consist of changes in the fair value of derivative financial instruments (including interest income and expense), for which hedge accounting is not applied.

31. Derivative financial instruments and hedging activities

As part of the Company’s risk management program, a variety of derivative financial instruments are used to reduce risks resulting primarily from fluctuations in foreign currency exchange rates and interest rates, as well as to reduce credit risks. For additional information on the Company’s risk management strategies, including the use of derivative financial instruments to mitigate or eliminate certain of these risks, see also Note 32.

The fair values of each type of derivative financial instruments are as follows:

	September 30, 2007		September 30, 2006
	Asset	Liability	Asset	Liability

Foreign currency exchange contracts	602	420	171	242
Interest rate swaps and combined interest/currency swaps	175	239	298	59
Options	19	—	21	—
Embedded derivatives	107	254	106	179
Other	40	4	50	3

	943	917	646	483

Foreign currency exchange risk management

As described in Note 32, the Company employs various derivative financial instruments in order to mitigate or eliminate certain foreign-currency exchange risks.

Derivative financial instruments not designated as hedges

The Company manages its risks associated with fluctuations in foreign-currency-denominated receivables, payables, debt, firm commitments and anticipated transactions and to some extent planned transactions primarily through a Company-wide portfolio approach. This approach concentrates the associated Company-wide risks centrally, and various derivative financial instruments, primarily foreign exchange contracts and, to a lesser extent, interest rate and cross-currency interest rate swaps and options, are utilized to minimize such risks. Such a strategy does not qualify for hedge accounting treatment under IAS 39, Financial Instruments: Recognition and Measurement. Accordingly, all such derivative financial instruments are recorded at fair value on the Consolidated Balance Sheets, either as Other current financial assets or Other current financial liabilities, and changes in fair values are charged to net income (loss).

The Company also has foreign-currency derivative instruments, which are embedded in certain sale and purchase contracts denominated in a currency other than the functional currency of the significant parties to the

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

contract, principally the U.S.$. Gains or losses relating to such embedded foreign-currency derivatives are reported in Cost of goods sold and services rendered in the Consolidated Statements of Income.

Hedging activities

The Company’s operating units applied hedge accounting for certain significant anticipated transactions and firm commitments denominated in foreign currencies. Specifically, the Company entered into foreign exchange contracts to reduce the risk of variability of future cash flows resulting from forecasted sales and purchases and firm commitments resulting from its business units entering into long-term contracts (project business) and standard product business which are denominated primarily in U.S.$.

Cash flow hedges—Changes in fair value of forward exchange contracts that were designated as foreign-currency cash flow hedges are recorded in Other components of equity. During the years ended September 30, 2007, 2006 and 2005, net gains of €1, €3 and €37, respectively, were reclassified from Other components of equity into net income (loss) because the occurrence of the related hedged forecasted transaction was no longer probable.

It is expected that €119 of net deferred gains in Other components of equity will be reclassified into Cost of goods sold and services rendered during the year ended September 30, 2008, when the hedged forecasted foreign-currency denominated sales and purchases occur.

As of September 30, 2007, the maximum length of time over which the Company is hedging its future cash flows associated with foreign-currency forecasted transactions is 184 months.

Fair value hedges—As of September 30, 2007 and 2006, the Company hedged firm commitments using forward exchange contracts that were designated as foreign-currency fair value hedges of future sales related primarily to the Company’s project business and, to a lesser extent, purchases. As of September 30, 2007 and 2006, the hedging transactions resulted in the recognition of financial assets of €2 and €6, respectively, and financial liabilities of €31 and €7, respectively, for the hedged firm commitments, whose changes in fair value were charged to Cost of goods sold and services rendered. Changes in fair value of the derivative contracts were also recorded in Cost of goods sold and services rendered.

Interest rate risk management

Interest rate risk arises from the sensitivity of financial assets and liabilities to changes in market rates of interest. The Company seeks to mitigate such risk by entering into interest rate derivative financial instruments such as interest rate swaps (see also Note 32), options and, to a lesser extent, cross-currency interest rate swaps and interest rate futures.

Derivative financial instruments not designated as hedges

The Company uses a portfolio-based approach to manage its interest rate risk associated with certain interest-bearing assets and liabilities, primarily interest-bearing investments and debt obligations. This approach focuses on mismatches in the structure of the interest terms of these assets and liabilities without referring to specific assets or liabilities. Such a strategy does not qualify for hedge accounting treatment under IAS 39. Accordingly, all interest rate derivative instruments used in this strategy are recorded at fair value, either as Other current financial assets or Other current financial liabilities, and changes in the fair values are charged to Financial income (expense), net. Net cash receipts and payments relating to interest rate swaps used in offsetting relationships are also recorded in Financial income (expense), net.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

Fair value hedges of fixed-rate debt obligations

Under the interest rate swap agreements outstanding during the year ended September 30, 2007, the Company agrees to pay a variable rate of interest multiplied by a notional principle amount, and receive in return an amount equal to a specified fixed rate of interest multiplied by the same notional principal amount. These interest rate swap agreements offset an impact of future changes in interest rates on the fair value of the underlying fixed-rate debt obligations. The interest rate swap contracts are reflected at fair value in the Company’s Consolidated Balance Sheets and the related portion of fixed-rate debt being hedged is reflected at an amount equal to the sum of its carrying amount plus an adjustment representing the change in fair value of the debt obligations attributable to the interest rate risk being hedged. Changes in the fair value of interest rate swap contracts and the offsetting changes in the adjusted carrying amount of the related portion of fixed-rate debt being hedged, are recognized as adjustments to the line item Financial income (expense), net in the Consolidated Statements of Income. The net effect recognized in Financial income (expense), net, representing the ineffective portion of the hedging relationship, amounted to €7 in fiscal 2007. Net cash receipts and payments relating to such interest rate swap agreements are recorded as interest expense, which is part of Financial income (expense), net.

The Company had interest rate swap contracts to pay variable rates of interest (average rate of 5.2% and 5.0% as of September 30, 2007 and 2006, respectively) and received fixed rates of interest (average rate of 5.7% and 5.7% as of September 30, 2007 and 2006, respectively). The notional amount of indebtedness hedged as of September 30, 2007 and 2006 was €7,326 and €5,752, respectively. This resulted in 82% and 44% of the Company’s underlying notes and bonds being subject to variable interest rates as of September 30, 2007 and 2006, respectively. The notional amounts of these contracts mature at varying dates based on the maturity of the underlying hedged items. The net fair value of interest rate swap contracts (excluding accrued interest) used to hedge indebtedness as of September 30, 2007 and 2006 was €20 and €207, respectively.

Fair value hedges of available-for-sale financial assets

During the year ended September 30, 2007, the Company applied fair value hedge accounting for certain fixed-rate available-for-sale financial assets. To offset the impact of future changes in interest rates on the fair value of the underlying fixed-rate available-for-sale financial assets, interest rate swap agreements were entered into. The interest rate swap contracts and the related portion of the available-for-sale financial assets are reflected at fair value in the Company’s Consolidated Balance Sheets. Changes in the fair value of interest rate swap contracts and the offsetting changes in fair value of the available-for-sale financial assets being hedged attributable to the interest rate risk being hedged are recognized as adjustments to the line item Financial income (expense), net in the Consolidated Statements of Income. The net effect recognized in Financial income (expense), net, representing the ineffective portion of the hedging relationship, amounted to €9 in fiscal 2007.

Cash flow hedges of revolving term deposits

During the years ended September 30, 2007 and 2006, the Company applied cash flow hedge accounting for a revolving term deposit. Under the interest rate swap agreements entered into, the Company agrees to pay a variable rate of interest multiplied by a notional principle amount, and to receive in return an amount equal to a specified fixed rate of interest multiplied by the same notional principal amount. These interest rate swap agreements offset the effect of future changes in interest payments of the underlying variable-rate term deposit. The interest rate swap contracts are reflected at fair value and the effective portion of changes in fair value of the interest rate swap contracts that were designated as cash flow hedges are recorded in Other components of equity. Net cash receipts and payments relating to such interest rate swap agreements are recorded as interest income, which is part of Financial income (expense), net.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

32. Financial risk management

Market risks

Market fluctuations may result in significant cash-flow and profit volatility risk for Siemens. Its worldwide operating business as well as its investment and financing activities are affected by changes in foreign exchange rates, interest rates and equity prices. To optimize the allocation of the financial resources across the Groups, as well as to secure an optimal return for its shareholders, Siemens identifies, analyzes and proactively manages the associated financial market risks. The Company seeks to manage and control these risks primarily through its regular operating and financing activities, and uses derivative instruments when deemed appropriate.

Management of financial market risk is a key priority for Siemens’ Managing Board. As a member of this Board, the Chief Financial Officer covers the specific responsibility for this part of the overall risk management system. At the highest level, the Managing Board retains ultimate accountability. For practical business purposes, the Managing Board delegates responsibilities to central functions and to the Groups. SFS holds a minor trading portfolio which is subject to tight limits. As of September 30, 2007, it has a value-at-risk close to zero.

Within the various methodologies to analyze and manage risk, Siemens implemented a system based on “sensitivity analysis”. This tool enables the risk managers to identify the risk position of the entities. Sensitivity analysis provides an approximate quantification of the exposure in the event that certain specified parameters were to be met under a specific set of assumptions. The risk estimates provided here assume:

•	a 20% decrease in equity prices of all investments traded in an active market, which are classified as current available-for-sale financial assets;

•	a simultaneous, parallel foreign exchange rates shift in which the Euro appreciates against all currencies by 10%;

•	a parallel shift of 100-basis points of the interest rate yield curves in all currencies.

The potential economic impact, due to these assumptions, is based on the occurrence of adverse market conditions and reflects estimated changes resulting from the sensitivity analysis. Actual results that are included in the Consolidated Statements of Income may differ substantially from these estimates due to actual developments in the global financial market.

Any market sensitive instruments, including equity and interest bearing investments that our Company’s pension plans hold are not included in the following quantitative and qualitative disclosure. For additional information see Note 23.

Equity price risk

Siemens’ investment portfolio consists of direct and indirect investments in publicly traded companies held for purposes other than trading. These participations result from strategic partnerships, spin-offs, IPOs of strategic venture capital investments or compensation from M&A transactions.

The equity investments are monitored based on their current market value, affected by the fluctuations in the volatile stock markets worldwide. The market value of Siemens’ portfolio as of September 30, 2007 was €197, a reduction of €19 compared to September 30, 2006.

An adverse move in equity prices of 20% as of September 30, 2007 would reduce the value of Siemens’ equity investments by €39 compared to €43 the year before, meaning that the equity price risk has slighty decreased year-over-year.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

Foreign currency exchange rate risk

Transaction risk and currency management

Siemens’ international operations expose the Company to foreign-currency exchange risks in the ordinary course of business. The Company employs various strategies discussed below involving the use of derivative financial instruments to mitigate or eliminate certain of those exposures.

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

Siemens has established a foreign exchange risk management system that has an established track record for years. Each Siemens unit is responsible for recording, assessing, monitoring, reporting and hedging its foreign currency transaction exposure. The Group-wide binding guideline developed by the Corporate Finance department, provides the concept for the identification and determination of the single net currency position and commits the units to hedge it in a narrow band: at least 75% but no more than 100% of their net foreign currency exposure. In addition, the Corporate Finance department provides a framework of the organizational structure necessary for foreign currency exchange management, proposes hedging strategies and defines the hedging instruments available to the entities: forward contracts, currency put and call options and stop-loss orders. The execution of the hedging transactions in the global financial markets is done by SFS as an exclusive service provider for all Siemens entities on behalf of Corporate Treasury. SFS executes hedging instruments used for hedge accounting relationships individually with external counterparts. For other hedging purposes Siemens has a Company-wide portfolio approach which generates a benefit from any potential off-set of divergent cash flows in the same currency, as well as optimized transaction costs. For additional information relating to the effect of this Company-wide portfolio approach on the Consolidated Financial Statements, as well as for a discussion of hedging activities employed to mitigate or eliminate foreign currency exchange risks, please refer to Note 31.

The foreign exchange rate sensitivity is calculated by aggregation of the net foreign exchange rate exposure of the Operations, Financing and Real Estate Groups and Corporate Treasury. The values and risks are the unhedged positions multiplied by an assumed 10% appreciation of the Euro against all other currencies. As of September 30, 2007, a parallel 10% negative shift of all foreign currencies would have resulted in a decline of €47 in future cash flows compared to a decline of €38 the year before. Such decline in Euro values of future cash flows might reduce the unhedged portion of revenues but would also decrease the unhedged portion of cost of materials. Since the Company’s foreign currency inflows exceed the outflows, an appreciation of the Euro against foreign currencies would have a negative financial impact to the extent that future sales are not already hedged. Future changes in the foreign exchange rates can impact sales prices and may lead to margin changes, the extent of which is determined by the matching of foreign currency revenues and expenses.

Siemens defines foreign currency exposure generally as balance sheet items in addition to firm commitments which are denominated in foreign currencies, as well as foreign currency denominated cash inflows and cash outflows from anticipated transactions for the following three months. This foreign currency exposure is determined based on the respective functional currencies of the exposed Siemens’ entities.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

The tables below show the net foreign exchange transaction exposure by major currencies as of September 30, 2007 and 2006. In some currencies Siemens has both substantial sales and costs, which have been off-set in the table:

	September 30, 2007*
	USD	GBP	Other	Total

Gross balance sheet exposure	223	321	208	752
Thereof: Financial assets	7,858	3,642	4,769	16,269
Thereof: Financial liabilities	(7,635)	(3,321)	(4,561)	(15,517)
Gross exposure from firm commitments and anticipated transactions	3,730	392	1,193	5,315
Foreign exchange transaction exposure	3,952	713	1,398	6,063
Economically hedged exposure	(3,893)	(567)	(1,132)	(5,592)
Change in future cash flows after hedging activities resulting from a 10% appreciation of the Euro	(6)	(15)	(27)	(47)

	September 30, 2006*
	USD	GBP	Other	Total

Gross balance sheet exposure	2,210	332	553	3,095
Thereof: Financial assets	13,778	3,483	5,522	22,783
Thereof: Financial liabilities	(11,568)	(3,151)	(4,969)	(19,688)
Gross exposure from firm commitments and anticipated transactions	5,344	(65)	279	5,558
Foreign exchange transaction exposure	7,554	267	832	8,653
Economically hedged exposure	(7,291)	(409)	(576)	(8,276)
Change in future cash flows after hedging activities resulting from a 10% appreciation of the Euro	(26)	14	(26)	(38)

*	Including SV

Effects of currency translation

Many Siemens subsidiaries are located outside the Euro zone. Since the financial reporting currency of Siemens is the Euro, the financial statements of these subsidiaries are translated into euros so that the financial results can be included in the Consolidated Financial Statements of Siemens. To consider the effects of foreign exchange translation risk within risk management, the assumption is that investments in foreign-based operations are permanent and that reinvestment is continuous. Whenever a divestment of a particular asset or entity is made, the value of this transaction risk is included in the sensitivity analyses. Effects from currency fluctuations on the translation of net asset amounts into Euro are reflected in the Company’s consolidated equity position.

Interest rate risk

Siemens’ interest rate risk exposure is mainly related to debt obligations like bonds, loans, commercial paper programs and interest-bearing deposits and investments. Siemens seeks to limit this risk through the use of derivative instruments which allow it to hedge fair value changes by swapping fixed rates of interest into variable rates of interest (for additional information see Note 31).

To optimize the Company’s position with regard to interest income and interest expenses and to minimize the overall financial interest rate risk, Corporate Treasury performs corporate interest rate risk management together with SFS as operating service provider. Part of the interest rate risk management concept is a Corporate-wide

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

interest rate overlay management to match interest periods of hedges with intended maturities of assets and liabilities. Where it is not contrary to country-specific regulations, all Groups and affiliated companies generally obtain any required financing through Corporate Treasury in the form of loans or intercompany clearing accounts. The same concept is adopted for deposits of cash generated by the units.

Interest rate risk is measured by using either fair value sensitivity or cash flow sensitivity depending on whether the instrument has a fixed or variable interest rate. The total fair value sensitivity as well as the total cash flow sensitivity is generated by aggregating the sensitivities of the various exposures denominated in different currencies. Depending on whether Siemens has a long or short interest rate position, interest rate risk can arise on increasing or decreasing market moves in the relevant yield curve.

The fair value sensitivity calculation for fixed interest rate instruments shows the change in fair value, defined as present value, caused by a hypothetical 100-basis point shift in the yield curve. The first step in this calculation is to use the yield curve to discount the gross cash flows, meaning the present value of future interest and principal payments of financial instruments with fixed interest rates. A second calculation discounts the gross cash flows using a 100-basis point shift of the yield curve. In all cases, Siemens uses the generally accepted and published yield curves on the relevant balance sheet date. The fair value interest rate risk results primarily from long-term fixed rate debt obligations and interest-bearing investments. Assuming a 100-basis point increase in interest rates, this risk was €40 as of September 30, 2007, increasing from the comparable value of €24 as of September 30, 2006, assuming a 100-basis point decrease.

For variable-rate instruments, the interest rate risk is monitored by using the cash flow sensitivity also assuming a 100-basis point shift of the yield curves. Such risk mainly results from hedges of fixed-rate debt obligations that swap fixed-rates of interest into variable-rates of interest. This exposure leads to a cash flow interest rate risk of €72 as of September 30, 2007, compared to €32 as of September 30, 2006, assuming a 100-basis point increase in interest rates.

Liquidity risk

Liquidity risk results from the Company’s potential inability to meet its financial liabilities, e.g. settlement of its financial debt, paying its suppliers and settling finance lease obligations. Beyond effective net working capital and cash management, Siemens mitigates liquidity risk by arranged borrowing facilities with highly rated financial institutions, via a medium-term note program and via its global multi-currency commercial paper program. For further information on sources of liquidity see Note 22.

In addition to the above mentioned sources of liquidity, Siemens constantly monitors funding options available in the capital markets, as well as trends in the availability and costs of such funding, with a view to maintaining financial flexibility and limiting repayment risks.

The following table reflects all contractually fixed pay-offs for settlement, repayments and interest resulting from recognized financial liabilities, including derivative financial instruments with a negative market value as of September 30, 2007. For derivative financial instruments the market value is presented, whereas for the other obligations the respective undiscounted cash flows for the respective upcoming fiscal years are presented. Cash

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

outflows for financial liabilities without fixed amount or timing, including interest, are based on the conditions existing at September 30, 2007.

			2010 to	2013 and
	2008	2009	2012	thereafter

Non-derivative financial liabilities
Notes and bonds	1,161	992	4,068	6,707
Loans from banks	591	86	176	829
Other financial indebtedness	4,445	76	161	126
Obligations under finance leases	64	63	109	119
Trade payables	8,418	27	14	6
Other financial liabilities	1,405	86	22	93
Derivative financial liabilities	294	38	78	243

The risk implied from the values shown in the table above, reflects the one-sided scenario of cash outflows only. Leasing obligations, trade payables and other financial liabilities mainly originate from the financing of assets used in our ongoing operations such as property, plant, equipment and investments in working capital—e.g. inventories and trade receivables. These assets are considered in the Company’s overall liquidity risk. To monitor existing financial assets and liabilities as well as to enable an effective controlling of future risks, Siemens has established a comprehensive risk reporting covering its worldwide business units.

The balanced view of liquidity and financial indebtedness is stated in the calculation of the net liquidity amount and is used for internal corporate finance management as well as external communication with investors, analysts and rating agencies. It results from the total amount of cash and cash equivalents as well as current available-for-sale financial assets, less the amount of commercial paper, medium-term notes, bonds, loans from banks and obligations under finance leases as stated on the balance sheet.

	September 30,
	2007	2006
	(€ in millions)
Cash and cash equivalents	4,005	10,214
Current available-for-sale financial assets	193	596
Total liquidity	4,198	10,810
Short-term debt and current maturities of long-term debt	5,637	2,175
Long-term debt	9,860	13,122
Total debt	15,497	15,297

Net liquidity	(11,299)	(4,487)

The Company’s capital resources are comprised of cash and cash equivalents, current available-for-sale financial assets and cash flow from operating activities. In contrast, capital requirements include scheduled debt service, regular capital spending and ongoing cash requirements from operating activities.

Credit risk

The Company is exposed to credit risk in connection with its significant project business in the fields of public infrastructure and transport, healthcare, utilities and IT where direct or indirect financing in various forms may be provided to customers. In limited cases, the Company may also take an equity interest as part of the project financing.

The Company is also exposed to credit risk via its leasing activities, primarily related to medical engineering, data processing equipment and industrial and consumer products of third party manufacturers. Siemens’ credit risk

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

regarding such activities presents additional risks as the volume of such transactions is higher, customers tend to be smaller for which transparent credit histories are often not available.

Credit risk is defined as an unexpected loss in cash and earnings if the customer is unable to pay its obligations in due time, if the value of property that serves as collateral declines, or if the projects Siemens has invested in are not successful. The effective monitoring and controlling of credit risk is a core competency of our risk management system. Corporate Treasury has implemented a group-wide binding credit policy. Hence, credit evaluations and ratings are performed on all customers with an exposure or requiring credit beyond a centrally defined limit.

Customer ratings, analyzed and defined by a designated SFS department, and individual customer limits are based on generally accepted rating methodologies, the input from external rating agencies and Siemens default experiences. Such ratings are processed by internal risk assessment specialists. Ratings and credit limits are carefully considered in determining the conditions under which direct or indirect financing will be offered to customers by the operating units.

Credit risk is recorded and monitored on an ongoing basis applying different approaches dependent on the underlying product. Central systems are used for leasing business, factoring, monitoring of operating counterparty risk, real-time monitoring of treasury counterparty risk, as are a number of decentralized tools for management of individual credit risks within the operating units. A central IT application processes data from the operating units together with rating and default information and calculates an estimate which may be used as a basis for individual bad debt provisions. Apart from this automated process, individual management judgment is applied, in particular to incorporate the latest developments and qualitative information.

To mitigate credit risk, Corporate Treasury has developed a guideline under which operating units may sell portions of their receivable portfolio on a non-recourse basis, either directly to SFS or to external parties. Receivable sales to external parties are generally only performed for customers with a credit rating below investment grade or for long-term projects with a financing component. Beginning in fiscal 2008, Siemens will change its receivable management guidelines.

SFS uses credit default swaps, classified as derivatives, to protect from credit risks stemming from its receivables purchase business. In respect of financial assets that are not protected through the use of credit default swaps the maximum exposure to credit risk, without taking account of any collateral, is represented by their carrying amount. Credit risks arising from credit guarantees are described in Note 28. After consideration of credit default swap derivatives there were no significant concentrations of credit risk as of September 30, 2007.

Concerning trade receivables and other receivables, as well as other loans or receivables included in Other financial assets that are neither impaired nor past due, there were no indications as of September 30, 2007, that defaults in payment obligations will occur. For further information regarding the concept for the determination of allowances on receivables see Note 3.

33. Share-based payment

Share-based payment plans at Siemens are designed as equity-settled plans as well as cash-settled plans. Total expense for share-based payment recognized in net income for continuing and discontinued operations amounted to €92, €56 and €60 for the years ended September 30, 2007, 2006 and 2005, respectively, and refers primarily to equity-settled awards, including the Company’s employee share purchase program. The total income tax benefit recognized in the Consolidated Statements of Income for share-based payment was €58, €35 and €38 in fiscal 2007, 2006 and 2005, respectively.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

     I. Equity-settled awards

Cash received from stock option exercises and from the Company’s employee share purchase program for the three years ended September 30, 2007, 2006 and 2005 amounts to €903, €313 and €173, respectively.

Stock Option Plans

Description of plans—1999 Siemens Stock Option Plan

As part of a stock option plan for members of the Managing Board, key executives and other eligible employees, the Company’s shareholders authorized the Managing Board on February 18, 1999 to distribute non-transferable options exercisable for up to an aggregate of 10 million common shares. The authority to distribute options under this plan would have originally expired on February 18, 2004. With the ratification by Siemens shareholders of the 2001 Siemens Stock Option Plan (for further details see below), the 1999 Siemens Stock Option Plan (the 1999 Plan) has been replaced and no further options under this plan have been granted.

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

     Description of plans—2001 Siemens Stock Option Plan

At the Annual Shareholders’ Meeting on February 22, 2001, shareholders authorized Siemens AG to establish the 2001 Siemens Stock Option Plan, making available up to 55 million options. Compared to the 1999 Plan, the number of eligible recipients is significantly larger. The option grants are subject to a two-year vesting period, after which they may be exercised for a period of up to three years. The exercise price is equal to 120% of the reference price, which corresponds to the average opening market price of Siemens AG during the five trading days preceding the date of the stock option grant. However, an option may only be exercised if the trading price of the Company’s shares reaches a performance target which is equal to the exercise price at least once during the life of the option. The terms of the plan allow the Company, at its discretion upon exercise of the option, to offer optionees settlement of the options in either newly issued shares of common stock of Siemens AG from the Conditional Capital reserved for this purpose, treasury stock or cash. The alternatives offered to optionees are determined by the Managing Board in each case as approved by the Supervisory Board. Compensation in cash shall be equal to the difference between the exercise price and the opening market price of the Company’s stock on the day of exercising the stock options. The amount of shares authorized to be issued to accommodate stock option exercises is 52,317 thousand as of September 30, 2007. The Company is also authorized to repurchase up to 10% of the €2,675 common stock outstanding on the date of the Annual Shareholders’ Meeting on January 25, 2007 until July 24, 2008.

The issuance of stock options to members of the Managing Board on or after October 1, 2003, has been subject to the proviso that the Supervisory Board may restrict the stock option exercise in the event of extraordinary, unforeseen changes in the market price of the Siemens share. Those restrictions may reduce the number of options exercisable by each Board Member, provide for an exercise in cash for a constricted amount only, or suspend the

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

exercise of the option until the extraordinary effects on the share price have ceased. The fair value of the options has not been adjusted for effects resulting from such restrictions. Reasonable estimates cannot be made until it is probable that such adverse events will occur. Since it is not possible to reliably estimate the fair value of those options at the grant date, compensation costs are determined based on the current intrinsic value of the option until the date at which the number of shares to which a Board member is entitled to and the exercise price are determinable. Upon that date, fair value will be determined in accordance with the fair value recognition provisions of IFRS 2, Share-Based Payment, based on an appropriate fair value option pricing model.

The Supervisory as well as the Managing Board decided not to grant any stock options in fiscal 2007. Since the authority to distribute options under the 2001 Siemens Stock Option Plan expired on December 13, 2006, no further options will be granted under this plan.

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

Details on option exercise activity and weighted average exercise prices for the years ended September 30, 2007, 2006 and 2005 are as follows:

	Year ended				Year ended		Year ended
	September 30, 2007				September 30, 2006		September 30, 2005
			Weighted
			average	Aggregate
		Weighted	Remaining	Intrinsic		Weighted		Weighted
		average	Contractual	value		average		average
		exercise	Term	in millions		exercise		exercise
	Options	price	(years)	of €	Options	price	Options	price

Outstanding, beginning of period	26,729,148	€74.67			28,611,556	€71.93	28,054,326	€70.86
Granted	—	—			3,023,830	€74.59	2,945,035	€72.54
Options exercised	(11,480,500)	€70.03			(4,215,508)	€55.71	(1,696,362)	€54.31
Options forfeited/expired	(6,642,376)	€85.98			(690,730)	€76.57	(691,443)	€74.41

Outstanding, end of period	8,606,272	€72.13	1.8	209	26,729,148	€74.67	28,611,556	€71.93

Exercisable, end of period	5,754,342	€70.90	1.2	147	20,978,443	€74.96	17,486,809	€71.21

The total grant-date fair value of options vested during the years ended September 30, 2007, 2006 and 2005 was €11, €76 and €84, respectively.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

The following table summarizes information on stock options outstanding and exercisable at September 30, 2007:

Options outstanding					Options exercisable
				Aggregate				Aggregate
		Weighted	Weighted	Intrinsic		Weighted	Weighted	Intrinsic
	Number of	average	average	Value as of	Number of	average	average	Value as of
Exercise	Options	remaining life	exercise price	September 30,	Options	remaining life	exercise price	September 30,
prices	outstanding	(years)	per share	2007	exercisable	(years)	per share	2007

€53.70	858,618	0.2	€53.70	37	858,618	0.2	€53.70	37
€72.54	1,313,805	2.2	€72.54	31	1,313,805	2.2	€72.54	31
€73.25	3,256,759	1.2	€73.25	76	3,256,759	1.2	€73.25	76
€74.59	2,851,930	3.2	€74.59	62	—	3.2	€74.59	—
€86.23	325,160	0.2	€86.23	3	325,160	0.2	€86.23	3

Fair value information

The Company’s determination of the fair value of grants is based on an option pricing model which was developed for use in estimating the fair values of options that have no vesting restrictions. Option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Assumptions made in estimating the fair value of grants made during the years ended September 30, 2006 and 2005, are as follows:

	Assumptions at grant date
	2006	2005
Risk-free interest rate	2.99%	2.72%
Expected dividend yield	2.41%	2.07%
Expected volatility	18.30%	20.38%
Expected option life	3.5 yrs.	3 yrs.
Estimated weighted average fair value per option	€4.06	€4.54
Fair value of total options granted during fiscal year	€11	€12

Stock awards

In the first quarter of fiscal 2005, the Company introduced stock awards and phantom stock as another means for providing share-based compensation to members of the Managing Board and other eligible employees. Stock awards are subject to a four year vesting period. Upon expiration of the vesting period, the recipient receives Siemens shares without payment of consideration. Stock awards are forfeited if the grantee’s employment with the Company terminates prior to the expiration of the vesting period. During the vesting period, grantees are not entitled to dividends. Stock awards may not be transferred, sold, pledged or otherwise encumbered. Stock awards may be settled in newly issued shares of common stock of Siemens AG, treasury stock or in cash. The settlement method will be determined by the Managing Board and the Supervisory Board.

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

In fiscal 2007, the Company granted 1,232,893 stock awards to 5,162 employees and members of the Managing Board, of which 37,302 awards were granted to the Managing Board. In fiscal 2006, the Company granted 1,076,860 stock awards to 5,198 employees and members of the Managing Board, of which 25,221 awards were granted to the Managing Board. In fiscal 2005, the Company granted 1,152,508 stock awards to 5,343

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

employees and members of the Managing Board, of which 24,177 awards were granted to the Managing Board. Details on stock award activity and weighted average grant-date fair value are summarized in the table below:

	Year ended		Year ended		Year ended
	September 30, 2007		September 30, 2006		September 30, 2005
		Weighted		Weighted		Weighted
		average		average		average
		Grant-Date		Grant-Date		Grant-Date
	Awards	Fair Value	Awards	Fair Value	Awards	Fair Value

Nonvested, beginning of period	2,154,871	€56.44	1,136,048	€55.63	—	—
Granted	1,232,893	€67.70	1,076,860	€57.28	1,152,508	€55.63
Vested	—	—	—	—	—	—
Forfeited	(116,854)	€59.38	(58,037)	€56.17	(16,460)	€55.63
Nonvested, end of period	3,270,910	€60.58	2,154,871	€56.44	1,136,048	€55.63

Fair value was determined as the market price of Siemens shares less the present value of dividends expected during the 4 year vesting period which resulted in a fair value of €67.70, €57.28 and €55.63, respectively, per stock award granted in fiscal 2007, 2006 and 2005. Total fair value of stock awards granted in fiscal 2007, 2006 and 2005 amounted to €83, €62 and €64, respectively.

As of September 30, 2007, unrecognized compensation costs related to stock awards amounted to €99, which is expected to be recognized over a weighted average vesting period of 2.5 years.

     Employee share purchase program

Under an employee share purchase program with compensation character, employees may purchase a limited number of shares in the Company at preferential prices once a year. Up to a stipulated date in the first quarter of each fiscal year, employees may order the shares, which are usually issued in the second quarter of the fiscal year. The employee share purchase program is measured at fair value. During the years ended September 30, 2007, 2006 and 2005 the Company incurred compensation expense (before income taxes) of €27, €38 and €31, respectively, related to the sale of repurchased shares to employees, based on a preferential employee share price of €51.20, €46.12 and €43.24, respectively, and a grant-date fair value of €20.79, €21.19 and €16.86 respectively, per share. For information on corresponding Siemens share repurchases, see Note 26.

II.	Cash-settled awards

Stock appreciation rights (SAR’s)

Where local regulations restrict the grant of stock options in certain jurisdictions, the Company grants SAR’s to employees under the same conditions as the 2001 Siemens Stock Option Plan except that SAR’s are exercisable in cash only.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

Details on SAR’s activity and weighted average exercise prices are summarized in the table below:

	Year ended		Year ended		Year ended
	September 30, 2007		September 30, 2006		September 30, 2005
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	SAR’s	price	SAR’s	price	SAR’s	price

Outstanding, beginning of period	349,900	€73.47	267,720	€73.05	198,850	€73.25
Granted	—	—	97,270	€74.59	76,670	€72.54
SAR’s exercised	(106,280)	€73.06	(2,300)	€73.25	—	—
SAR’s forfeited	(45,340)	€73.72	(12,790)	€73.20	(7,800)	€73.25
Outstanding, end of period	198,280 *	€73.63	349,900	€73.47	267,720	€73.05

Exercisable, end of period	123,335	73.05	181,950	€73.25	—	—

*	Thereof 35,485 SAR’s with a €72.54 exercise price and a weighted average remaining life of 2.2 years, 87,850 SAR’s with a €73.25 exercise price and a weighted average remaining life of 1.2 years and 74,945 SARs with a €74.59 exercise price and a weighted average remaining life of 3.2 years.

In fiscal 2007, the expected volatility is based on historical volatility of Siemens shares, implied volatility for traded Siemens options with similar terms and features, and certain other factors. The expected term is derived by applying the simplified method and is determined as the average of the vesting term and the contractual term. The risk-free interest rate is based on applicable governmental bonds. Changes in subjective assumptions can materially affect the fair value of the SAR’s.

Phantom stock

Where local regulations restrict the grants of stock awards in certain jurisdictions, the Company grants phantom stock to employees under the same conditions as the Siemens stock awards, except that grantees receive the share prices’ equivalent value in cash only at the end of the four year vesting period. In fiscal 2005, 28,628 phantom stock rights were granted and 391 phantom stock rights forfeited, resulting in a balance of 28,237 phantom stock rights as of September 30, 2005. In fiscal 2006, 33,153 phantom stock rights were granted and 805 phantom stock rights forfeited, resulting in a balance of 60,585 phantom stock rights as of September 30, 2006. In fiscal 2007, 36,962 phantom stock rights were granted and 9,087 phantom stock rights forfeited, resulting in a balance of 88,460 phantom stock rights as of September 30, 2007. None of the phantom stock rights were vested as of September 30, 2007.

34. Personnel costs

	Year ended September 30,
	2007	2006	2005

Wages and salaries	18,631	18,719	16,908
Statutory social welfare contributions and expenses for optional support payments	3,076	3,064	2,725
Expenses relating to pension plans and employee benefits	818	1,007	666

	22,525	22,790	20,299

Expenses relating to pension plans and employee benefits includes service cost for the period. Expected return on plan assets and interest cost are included in Financial income (expense), net.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

The average number of employees in fiscal year 2007 and 2006 was 386,200 and 368,500, respectively (based on continuing operations). Part-time employees are included on a proportionate basis rather than being counted as full units. The employees were engaged in the following activities:

	Year ended
	September 30,
	2007	2006
	(in thousands)
Manufacturing and services	237.2	221.8
Sales and marketing	84.2	85.0
Research and development	30.9	26.4
Administration and general services	33.9	35.3

	386.2	368.5

35. Earnings per share

	Year ended September 30,
	2007	2006	2005
	(shares in thousands)
Income from continuing operations	3,909	2,642	2,813
Less: Portion attributable to minority interest	(199)	(167)	(178)

Income from continuing operations attributable to shareholders of Siemens AG	3,710	2,475	2,635
Plus: Effect of assumed conversion, net of tax	26	—	37

Income from continuing operations attributable to shareholders of Siemens AG plus effect of assumed conversion	3,736	2,475	2,672
Weighted average shares outstanding—basic	898,135	890,850	890,732
Effect of dilutive convertible debt securities and share-based payment	37,035	2,292	45,798

Weighted average shares outstanding—diluted	935,170	893,142	936,530
Basic earnings per share (from continuing operations)	4.13	2.78	2.96
Diluted earnings per share (from continuing operations)	3.99	2.77	2.85

For additional information on the convertible debt see also Notes 22 and 26.

36. Segment information

As of September 30, 2007, the Company has twelve reportable segments referred to as Groups reported among the components used in Siemens’ financial statement presentation as described in Note 1. The Groups are organized based on the nature of products and services provided.

Within the Operations component, Siemens has nine Groups which involve manufacturing, industrial and commercial goods, solutions and services in areas more or less related to Siemens’ origins in the electrical business. Also included in Operations is SEI (see discussion below), as well as operating activities not associated with a Group, the latter of which are reported under Other Operations, as well as other reconciling items discussed in Reconciliation to financial statements below.

In fiscal 2006, Siemens announced portfolio changes that resulted in dissolving Com as a Group and reportable segment. As discussed in Note 4, the primary business components of the former operating segment Com were either already disposed of (carrier networks and MD) or still held for disposal (enterprise networks) as of

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

September 30, 2007. Beginning October 1, 2006, A&D assumed responsibility for Com’s Wireless Modules business. Except for Wireless Modules and other businesses including the former division Siemens Home and Office Communication Devices that was reclassified from Com to Other Operations in the third quarter of fiscal 2006, the historical results of the former operating segment Com are presented as discontinued operations. Current and prior-year segment disclosures exclude the applicable information included in the Company’s financial statement presentation.

Due to the increased importance of the Company’s strategic investments accounted for under the equity method, in particular the creation of NSN (see Note 4 for further information), Siemens has created a new reportable segment Strategic Equity Investments (SEI) beginning in fiscal 2007. SEI represents an operating segment, having its own management that reports the results of the segment to the Managing Board. In addition to the investments in Fujitsu Siemens Computers (Holding) BV (FSC) and BSH Bosch und Siemens Hausgeräte GmbH (BSH), the Siemens investment in NSN is also reported in SEI beginning in the third quarter of fiscal 2007. The investments in FSC and BSH were included within Other Operations until September 30, 2006. Prior-year information was reclassified for comparability purposes for these two investments. In fiscal 2007, SEI results of €(161) includes €(429) related to the investment in NSN.

A new Group called Siemens IT Solutions and Services (SIS) was created effective April 1, 2007. SIS consists primarily of the activities of the former segment SBS that were bundled with other information technology activities. Prior-year information was reclassified for comparability purposes.

In fiscal 2007, Siemens also signed an agreement to sell its entire SV activities to Continental AG (see Note 4 for further information). The historical results of the SV business are reported as discontinued operations. Beginning in the fourth quarter of fiscal 2007, SV ceased to represent a reportable segment. Current and prior-year segment disclosures therefore exclude the applicable information included in the Company’s financial statement presentation.

The Financing and Real Estate component includes the Groups SFS and SRE. The Eliminations, reclassifications and Corporate Treasury component separately reports the consolidation of transactions among Operations and Financing and Real Estate, as well as certain reclassifications and the activities of the Company’s Corporate Treasury.

The accounting policies of these components, as well as the Groups included, are generally the same as those used for Siemens and are described in Note 2, Summary of significant accounting policies. Corporate overhead is generally not allocated to segments. Intersegment transactions are generally based on market prices.

New orders are determined principally as the estimated revenue of accepted purchase orders and order value changes and adjustments, excluding letters of intent.

Operations

The Managing Board is responsible for assessing the performance of the Operations Groups. The Company’s profitability measure for its Operations Groups is earnings before financing interest, certain pension costs, and income taxes (Group profit) as determined by the Managing Board as the chief operating decision maker (see discussion below). Group profit excludes various categories of items which are not allocated to the Groups since the Managing Board does not regard such items as indicative of the Groups’ performance. Group profit represents a performance measure focused on operational success excluding the effects of capital market financing issues. The major categories of items excluded from Group profit are presented below.

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

The effect of certain litigation and compliance issues is also not included in Group profit when the Company concludes that such items are not indicative of the Groups’ performance since the results of operations of the Groups may be distorted by the amount and the irregular nature of such events. This may also be the case for items that refer to more than one Group or have a corporate or central character.

The Managing Board also determined net capital employed as additional information to assess the capital intensity of the Operations Groups. Its definition corresponds with the Group profit measure. Net capital employed is based on total assets excluding intragroup financing receivables and intragroup investments and tax related assets, as the corresponding positions are excluded from Group profit (asset-based adjustments). The remaining assets are reduced by non-interest-bearing liabilities other than tax related liabilities (e.g. trade payables) and provisions (liability-based adjustments) to derive net capital employed. The reconciliation of total assets to net capital employed is presented below.

Other Operations primarily refers to operating activities not associated with a Group, as well as to assets recently acquired as part of acquisitions for which the allocation to the Groups are not yet finalized but excluding the investment in Infineon, which was included in Corporate items prior to its sale (see Note 10 for further information). The Dematic business was included in Other Operations before a significant portion of it was sold (see Note 4 for further information).

Reconciliation to financial statements

Reconciliation to financial statements includes items which are excluded from the definition of Group profit as well as costs of corporate headquarters.

Corporate items includes corporate charges such as personnel costs for corporate headquarters, the results of corporate-related derivative activities, as well as corporate projects and non-operating investments. Pensions includes the Company’s pension related income (expenses) not allocated to the Groups. Eliminations represents the consolidation of transactions within the Operations component.

In fiscal 2007, Corporate items, pensions and eliminations in the column Group profit includes €(1,728) related to corporate items, as well as €70 and €(14) related to pensions and eliminations, respectively. Included in €(1,728) above is a €(440) total impact related to a fine imposed by the European Commission in connection with an antitrust investigation involving suppliers of high-voltage gas-isolated switching systems in the power transmission and distribution industry between 1988 and 2004 (see Notes 6 and 29 for further information). In addition, €(1,728) also includes €(152) for outside advisors engaged by the Company in connection with investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities (see Notes 6 and 29 for additional information), as well as €(106) impairment related to Siemens’ regional sales organization in Germany. In fiscal 2006, Corporate items, pensions and eliminations in the column Group profit includes €(553) related to corporate items, as well as €26 and €—related to pensions and eliminations, respectively. In fiscal 2006, Corporate items includes pre-tax gains of €33 and €15, respectively, from the sale of the Company’s remaining interest in Infineon and Epcos (see Note 10). In fiscal 2005, Corporate items, pensions and eliminations in the column Group

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

profit includes €(647) related to corporate items, as well as €51 and €(22) related to pensions and eliminations, respectively.

Other interest expense of Operations relates primarily to interest paid on debt and corporate financing transactions through Corporate Treasury.

The following table reconciles total assets of the Operations component to net capital employed of the Operations Groups as disclosed in Segment Information according to the above definition:

	September 30,
	2007	2006
Total assets of Operations	87,658	80,019
Asset-based adjustments:
Intragroup financing receivables and investments	(10,834)	(16,028)
Tax-related assets	(2,845)	(3,786)
Liability-based adjustments:
Pension plans and similar commitments	(2,779)	(5,081)
Liabilities	(38,398)	(37,133)
Assets classified as held for disposal and associated liabilities	(7,576)	(1,993)
Other adjustments	—	(3,575)

Total adjustments (line item Other assets related and miscellaneous reconciling items within the Segment Information table)	(62,432)	(67,596)

Net capital employed of Corporate items, pensions and eliminations	3,536	6,392

Net capital employed of Operations Groups	28,762	18,815

Beginning in the third quarter of fiscal 2007, Segment Information discloses Free cash flow and Additions to property, plant and equipment and intangibles. These replace Net cash from operating and investing activities and Capital spending, which were reported until March 31, 2007. Free cash flow represents net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment. At the same time, beginning in the third quarter of fiscal 2007, Amortization, depreciation and impairments presented in Segment information includes amortization and impairments of intangible assets other than goodwill and depreciation and impairments of property, plant and equipment.

The following table reconciles Free cash flow of the Operations, Financing and Real Estate and Eliminations, reclassifications and Corporate Treasury components as disclosed in Segment Information to the corresponding consolidated amount for the Company and to net cash provided by operating activities as presented in the Siemens Consolidated Statements of Cash Flow. In addition, Additions to intangible assets and property, plant and equipment and Amortization, depreciation and impairments of the Operations, Financing and Real

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

Estate and Eliminations, reclassifications and Corporate Treasury components as disclosed in Segment Information are reconciled to Siemens Consolidated Statements of Cash Flow.

				Additions to
				intangible
				assets and
				property, plant			Net cash provided by			Amortization,
	Free cash flow			and equipment			operating activities			depreciation
	(I)			(II)			(I) + (II)			and impairments
	Year ended			Year ended			Year ended			Year ended
	September 30,			September 30,			September 30,			September 30,
	2007	2006	2005	2007	2006	2005	2007	2006	2005	2007	2006	2005

Operations
Continuing, according to Segment information	4,094	990	325	2,313	2,415	1,997	6,407	3,405	2,322	2,187	1,882	1,866
Impairment*										133	79	308
Discontinued operations	(3,178)	(213)	(515)	684	869	954	(2,494)	656	439	968	715	931

Total (1) (Consolidated Statements of Cash Flow)	916	777	(190)	2,997	3,284	2,951	3,913	4,061	2,761	3,288	2,676	3,105
Financing and Real Estate
Continuing, according to Segment information	331	269	254	754	768	673	1,085	1,037	927	438	432	401
Impairment*										25	10	23
Discontinued operations	—	—	5	—	—	—	—	—	5	—	—	1

Total (2) (Consolidated Statements of Cash Flow)	331	269	259	754	768	673	1,085	1,037	932	463	442	425
Eliminations, reclassifications and Corporate Treasury
Continuing, according to Segment information	2,330	561	(51)	—	—	—	2,330	561	(51)	—	—	—
Discontinued operations	—	—	—	—	—	—	—	—	—	—	—	—

Total (3) (Consolidated Statements of Cash Flow)	2,330	561	(51)	—	—	—	2,330	561	(51)	—	—	—
Siemens—Total (1)+(2)+(3)
Continuing, according to Segment information	6,755	1,820	528	3,067	3,183	2,670	9,822	5,003	3,198	2,625	2,314	2,267
Impairment*										158	89	331
Discontinued operations	(3,178)	(213)	(510)	684	869	954	(2,494)	656	444	968	715	932

Siemens Consolidated Statements of Cash Flow (excluding Free cash flow)	3,577	1,607	18	3,751	4,052	3,624	7,328	5,659	3,642	3,751	3,118	3,530

*	Goodwill impairment and impairment of non-current available-for-sale financial assets and investments accounted for using the equity method—continuing operations.

Financing and Real Estate

The Company’s performance measurement for its Financing and Real Estate Groups is Income before income taxes. In contrast to the performance measurement used for the Operations Groups, interest income and expense is an important source of revenue and expense for Financing and Real Estate.

For the years ended September 30, 2007, 2006 and 2005, Income before income taxes at SFS includes interest revenue of €553, €557 and €491, respectively, and interest expense of €359, €331 and €257, respectively. In addition, Income before income taxes includes earnings from equity investees for the years ended September 30, 2007, 2006 and 2005 of €59, €57 and €46, respectively.

For the years ended September 30, 2007, 2006 and 2005, Income before income taxes at SRE includes interest revenue of €31, €49 and €51, respectively, and interest expense of €117, €138 and €147, respectively.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

Description of business segments

The Operations Groups are comprised of the following businesses:

Siemens IT Solutions and Services (SIS)—SIS provides information and communications services to customers primarily in the manufacturing industry, telecommunications and media, the public sector, service industries, the healthcare sector, the transportation and airports sector and utilities. SIS designs, builds and operates both discrete and large-scale information and communications-systems.

Automation and Drives (A&D)—A&D produces and installs manufacturing automation systems, motion control and drive systems, low voltage controllers and installation systems, process automation systems and instrument products, and electronic assembly systems and provides related solutions and services.

Industrial Solutions and Services (I&S)—I&S is a solution provider for Infrastructure and Industry with own standard products worldwide. I&S aims to optimize the production and operational processes of customers in the sectors water, metals, traffic control, airport logistics, postal automation, marine solutions, oil and gas, paper, cement and opencast mining.

Siemens Building Technologies (SBT)—SBT provides products, systems and services for monitoring and regulating the temperature and ventilation, fire safety, security and energy efficiency of commercial and industrial property, as well as special applications for airports, tunnels, harbors or stadiums.

Power Generation (PG)—PG provides customers worldwide with a full range of equipment necessary for the efficient conversion of energy into electricity and heat. PG’s offerings include engineering and manufacturing of key components, equipment, and systems, individualized planning, engineering and construction of coal and gas fired power plants as well as comprehensive servicing, retrofitting and modernizing of existing facilities. PG also engineers and manufactures wind energy plants and customizes smaller gas turbines, steam turbines and compressors for industrial applications. It also supplies control technology for all plant types.

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

Medical Solutions (Med)—Med develops, manufactures and markets diagnostic and therapeutic systems, devices and consumables, as well as information technology systems for clinical and administrative purposes. Med provides technical maintenance, professional and consulting services and works with Siemens Financial Services to provide financing and related services to the customers.

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

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

Siemens Real Estate (SRE)—SRE owns and manages a substantial part of Siemens’ real estate portfolio and offers a range of services encompassing real estate development, real estate disposal and asset management, as well as lease and services management.

37. Geographic information

The following table presents data by geographic region as of and for the years ended September 30, 2007, 2006 and 2005:

	Revenue by location of customer			Revenue by location of companies
	2007	2006	2005	2007	2006	2005

Germany	12,594	12,382	11,788	20,848	20,152	17,204
Europe (other than Germany)	22,801	20,489	18,064	23,310	21,025	18,142
U.S.	14,832	14,609	12,113	15,744	14,515	12,268
Americas other than U.S.	4,489	3,762	2,744	3,410	2,997	2,273
Asia-Pacific	10,937	9,457	7,175	7,092	6,133	4,698
Africa, Middle East, C.I.S.	6,795	5,788	3,897	2,044	1,665	1,196

Siemens	72,448	66,487	55,781	72,448	66,487	55,781

	Non-current assets
	September 30,
	2007	2006	2005

Germany	6,514	8,476	8,109
Europe (other than Germany)	8,581	7,644	7,125
U.S.	9,738	6,924	6,726
Americas other than U.S.	972	751	845
Asia-Pacific	1,687	1,235	1,168
Africa, Middle East, C.I.S.	183	116	177

Siemens	27,675	25,146	24,150

Non-current assets consist of property, plant and equipment, goodwill and other intangible assets.

38. Related party transactions

Joint ventures and associates

Siemens has a number of significant joint ventures and associates. The Company has relationships with many of these entities in the ordinary course of business whereby the Company buys and sells a wide variety of products and services on arm’s length terms. The Company’s principal joint ventures and associates as of September 30, 2007 are NSN, BSH Bosch und Siemens Hausgeräte GmbH, Fujitsu Siemens Computers (Holding) BV and Areva NP. As described in Note 4, NSN was created in April 2007. Financial information for fiscal 2006 and 2005 therefore does not include any amounts related to NSN.

In fiscal 2007, Siemens generated revenue from its four principal joint ventures and associates, as indicated above, amounting to €78. In fiscal 2006 and 2005, revenue generated from the Company’s principal joint ventures and associates totaled €76 and €69, respectively.

During fiscal 2006, the former operating segment SBS sold its Product Related Services (PRS) business to Fujitsu Siemens Computers (Holding) BV on arm’s length terms. For further information, see Note 4.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

As of September 30, 2007 and 2006, receivables from the Company’s principal joint ventures and associates amount to €11 and €10, respectively. As of September 30, 2007 and 2006, liabilities to the Company’s principal joint ventures and associates total €35 and €12, respectively.

For further information regarding guarantees in connection with the contribution of the carrier related operations into NSN see also Note 28, Commitments and contingencies.

     Related individuals

Except for the guarantee provided by the Company for a bond issued by a bank in connection with the release from custody of a former member of our Corporate Executive Committee in fiscal 2007 (see Note 29 for additional information), no major transaction took place between the Company and the other members of the Managing Board and the Supervisory Board.

For further information see also Note 39, Remuneration.

In addition, some of the members of the Company’s Supervisory Board and Managing Board hold, or in the last year have held, positions of significant responsibility with other entities. The Company has relationships with almost all of these entities in the ordinary course of business whereby the Company buys and sells a wide variety of products and services on arm’s length terms. Dr. Josef Ackermann is the Chairman of the Management Board of Deutsche Bank AG. The Company’s transactions with Deutsche Bank AG are conducted on arm’s length basis and include securities underwriting, other investment banking services, and credit, money market and foreign exchange business.

39. Remuneration

Information concerning the remuneration of the members of the Managing Board and of the Supervisory Board is included in Item 6, “Directors, Senior Management and Employees”, on pages 96-107.

40. Reconciliation and additional US GAAP disclosures

     Explanation of transition to IFRS

As described in Note 1, in addition to its primary financial reporting for fiscal 2006 under U.S. GAAP, in December 2006 the Company also published its first IFRS Consolidated Financial Statements. The IFRS Consolidated Financial Statements as of September 30, 2006 were presented as supplemental information and serve as a basis for Siemens’ primary IFRS reporting beginning with the first quarter of fiscal 2007. The IFRS Consolidated Financial Statements as of September 30, 2006 included a reconciliation of equity and net income from U.S. GAAP to IFRS for all balance sheet dates presented, as well as a reconciliation of equity as of October 1, 2004, when IFRS was adopted.

The most significant change from US GAAP was the adoption of the new option to recognize actuarial gains and losses in equity in the period in which they occur. Thus, actuarial gains and losses were recognized directly in equity as of the date of transition to IFRS as well as in all subsequent periods presented.

Siemens applied IFRS 1 in making the transition to IFRS, with October 1, 2004 as the date of transition to IFRS. IFRS 1 requires that all IFRS standards and interpretations that are effective for the first IFRS Consolidated Financial Statements for the year ended September 30, 2006, be applied consistently and retrospectively for all

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

fiscal years presented. However, this standard provides exemptions and exceptions to this general requirement in specific cases. Siemens applied the following exemptions:

a. Business combinations

Business combinations that occurred before October 1, 2004, were not restated retrospectively in accordance with IFRS 3, Business Combinations. Within the limits imposed by IFRS 1, the carrying amounts of assets acquired and liabilities assumed as part of past business combinations as well as the amounts of goodwill that arose from such transactions as they were determined under U.S. GAAP, are considered their deemed cost under IFRS at the date of transition.

b. Currency translation differences

Cumulative translation differences as of October 1, 2004, arising from translation into euro of the financial statements of foreign operations whose functional currency is other than euro were reset to zero. Accordingly, the cumulative translation differences were included in Retained earnings in the IFRS opening balance sheet. In the case of subsequent disposal of an entity concerned, no amount of currency translation difference relating to the time prior to the transition date will be included in the determination of the gain or loss on disposal of such entity.

c. Share-based payment

As permitted under IFRS 1, IFRS 2 has not been retrospectively applied to all share-based payment awards. This exemption has been applied for all equity awards which were granted prior to November 7, 2002, as well as those equity awards granted prior to October 1, 2003, which vested before January 1, 2005. All such equity awards exempted from IFRS 2 continue to be accounted for under the intrinsic value approach as under U.S. GAAP.

     Reconciliation of equity and net income from IFRS to U.S. GAAP

As described in Note 1, the consolidated financial statements of Siemens have been prepared in accordance with IFRS, which differs in certain respects from U.S. GAAP.

The following reconciliation describes the effect of major differences between IFRS and U.S. GAAP on equity as of September 30, 2007, 2006 and 2005, respectively, as well as on net income for fiscal years 2007, 2006 and 2005, respectively.

	Explanatory	Year ended September 30,
	note	2007	2006	2005

Equity under IFRS		29,627	25,895	23,791

Capitalization of development costs	a	(282)	(251)	(230)
Investments accounted for using the equity method	b	61	141	164
Sale and leaseback transactions	c	(211)	(207)	(186)
Financial instruments	d	(2)	(252)	266
Pensions and other post-employment benefits	e	177	1,667	849
Termination benefits	f	292	532	305
Provisions	g	318	385	234
Other		244	191	69
Deferred taxes	h	786	1,527	2,026
Total adjustments		1,383	3,733	3,497

Equity under U.S. GAAP before reclassification of minority interest		31,010	29,628	27,288

Change in presentation of minority interest	i	(631)	(702)	(656)
Equity under U.S. GAAP		30,379	28,926	26,632

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

	Explanatory	Year ended September 30,
	note	2007	2006	2005

Net income under IFRS		4,038	3,345	2,576
Capitalization of development costs	a	(74)	(17)	(13)
Investments accounted for using the equity method	b	(75)	(32)	(15)
Sale and leaseback transactions	c	(5)	(21)	22
Financial instruments	d	(1,436)	294	(64)
Pensions and other post-employment benefits	e	(719)	(613)	(552)
Termination benefits	f	(228)	231	(42)
Provisions	g	(63)	148	173
Other		15	110	60
Deferred taxes	h	1,194	(189)	177
Total adjustments		(1,390)	(89)	(254)

Net income under U.S. GAAP before reclassification of minority interest		2,648	3,256	2,322

Change in presentation of minority interest	i	(231)	(213)	(158)
Net income under U.S. GAAP		2,417	3,043	2,164

a. Capitalization of development costs

Under IFRS, development costs are capitalized if specified criteria are met, while they are expensed under U.S. GAAP, except for internally generated software. Due to the fact that product development costs (less related amortization) cannot be capitalized under U.S. GAAP equity decreased by €282, €251 and €230, as of September 30, 2007, 2006 and 2005, respectively. The resulting decrease in net income under U.S. GAAP was €74, €17 and €13 in fiscal 2007, 2006 and 2005, respectively.

b. Investments accounted for using the equity method

U.S. GAAP requires that the application of the equity method be based on financial information provided by the associated companies and joint ventures that is in compliance with US GAAP. Due to resulting U.S. GAAP adjustments relating to investments accounted for using the equity method, equity increased by €61, €141 and €164 as of September 30, 2007, 2006 and 2005, respectively. Net income under US GAAP decreased by €75, €32 and €15 in fiscal 2007, 2006 and 2005, respectively, as compared to IFRS.

c. Sale and leaseback transactions

IFRS and U.S. GAAP differ with respect to the accounting for a gain arising from a sale and leaseback transaction. If the leaseback is an operating lease and the transaction is established at fair value, any gain on sale is recognized immediately. Under U.S. GAAP any gain on sale is deferred and amortized over the lease term. Adjustments made in this respect decreased equity under U.S. GAAP by €211, €207 and €186 as of September 30, 2007, 2006 and 2005. The effect on net income was a decrease of €5 and €21 in fiscal 2007 and 2006, respectively, and an increase of €22 in fiscal 2005.

d. Financial instruments

Under IFRS, a compound financial instrument with terms and conditions that grant the issuer the right to settle the option in cash upon conversion is divided into separate liability components (bifurcated) at inception. The conversion right component is considered a derivative instrument and measured at fair value through profit or loss. The residual liability component representing the debt obligation is measured at fair value at inception and is subsequently measured at amortized cost using the effective interest method. In the third quarter of fiscal 2006, Siemens decided to waive the cash settlement option of the convertible bond and reclassified the conversion right

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

component, which then is deemed to be an equity component, to Additional paid-in capital (see Note 22 for further information). Under U.S. GAAP, the conversion feature of debt instruments convertible into shares of the issuer is generally not separated (bifurcated) from the debt instrument and not accounted for separately at fair value.

As described in Note 22, in fiscal 2007 the Company repurchased parts of the convertible bonds outstanding. Under IFRS the purchase price is allocated to the liability component and the conversion right component. The amount allocated to the liability component is charged against the carrying amount of the liability component with the difference being recognized in profit and loss. The amount allocated to the conversion right component is charged directly against Additional paid-in capital. Under U.S. GAAP the entire purchase price relates to the debt instrument and is charged against the carrying amount with the difference being recognized in profit and loss.

As of September 30, 2005, the bifurcated conversion right component increased equity by €375 under U.S. GAAP, due to the consideration of the conversion right as a derivative instrument and its re-measurement to fair value as well as the accretion of the debt component under IFRS. As of September 30, 2006, equity decreased by €230 mainly due to this reclassification of the conversion right component under IFRS. As of September 30, 2007, there were no differences between equity under U.S. GAAP and IFRS related to the topics described above. Compared to IFRS net income was by €1,436 lower under U.S. GAAP in fiscal 2007 due to the fact that the part of the purchase price allocated to the conversion right component was charged directly against Additional paid-in capital under IFRS. Net income increased under U.S. GAAP by €198 and €25 in fiscal 2006 and 2005, respectively, in relation to the fair value re-measurement of the conversion right and additional interest expense under IFRS.

Under IFRS the “short-cut-method” that may be applied under U.S. GAAP to hedge interest rate risk, if certain conditions are met, is not allowed. As the requirements for the application of hedge accounting under IFRS are more restrictive, hedge accounting related to interest rate risk for certain fixed-rate debt obligations was discontinued under IFRS. IFRS 1 requires that the corresponding basis adjustments recognized under U.S. GAAP as of September 30, 2004 be carried forward to the IFRS opening balance and deferred over the remaining life of the related instrument. Therefore, the termination of hedge accounting resulted in an increase in equity of €7 and €6 as of September 30, 2007 and 2006, respectively, and a decrease in equity of €89 as of September 30, 2005. The effect on net income was a decrease of €1 in fiscal 2007, an increase of €96 in fiscal 2006 and a decrease of €89 in fiscal 2005.

Under IFRS, all equity instruments, including non-exchange traded equity investments are measured at fair value, if reliably measurable, with unrealized gains and losses included in Other components of equity, net of applicable deferred income taxes. Investments for which a fair value is not reliably measurable are recorded at cost. Under U.S. GAAP, equity instruments for which there is no readily determinable market value are recorded at cost. The necessary adjustments under U.S. GAAP decreased equity as of September 30, 2007, by €8. The adjustments decreased equity as of September 30, 2006 and 2005 by €29 and €20, respectively.

e. Pensions and other post-employment benefits

As of September 30, 2007 the Company fully adopted SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans an amendment of FASB Statements No. 87, 88, 106 and 132(R) (“SFAS No. 158”). SFAS No. 158 requires companies to recognize the funded status of a defined benefit plan, which is the difference between plan assets and the projected benefit obligation (PBO), in the Consolidated Balance Sheet. Actuarial gains and losses and prior service cost or benefits are recognized as a component of other comprehensive income, net of tax, until they are amortized as a component of net periodic benefit cost.

Because the company recorded actuarial gains and losses under IFRS in retained earnings, net of tax, the differences in equity between IFRS and U.S. GAAP as of September 30, 2007 resulted from unvested past service cost or benefits and effects due to asset ceilings. As of September 30, 2007 the difference from unvested past service benefits and asset ceilings leads to lower liabilities under U.S. GAAP for pension plans and similar commitments by

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

€128 with a corresponding increase in equity. This figure includes a one-time effect of the adoption of SFAS No. 158 to the change in measurement date of the PBO and the fair value of plan assets of the Company’s pension benefit plans to September 30. Adopting SFAS No. 158, the measurement date of the PBO and the fair value of plan assets of the Company’s pension benefit plans is September 30. Prior to the adoption of SFAS No. 158 the measurement date of the Company’s foreign plans was either September 30 or June 30.

Under U.S. GAAP, actuarial gains and losses exceeding the “corridor” continue to be amortized over the average remaining service period of active plan participants. Likewise, prior service cost and benefits were amortized over the average remaining service period of active plan participants. Together with minor effects from settlements and curtailments this leads to a lower net income under U.S. GAAP of €706, €602 and €549 in 2007, 2006 and 2005, respectively, as compared to IFRS.

Prior to adopting SFAS No. 158 the Company accounted in line with U.S. GAAP SFAS No. 87, Employers’ Accounting for Pensions (“SFAS No. 87”). SFAS 87 defines an accumulated benefit obligation (ABO) that, in contrast to the projected benefit obligation, does not include assumptions about future compensation increases. If the ABO exceeds the fair value of plan assets, a liability at least equal to such difference—referred to as the minimum liability—is recorded on the balance sheet. The difference between the amount recorded on the balance sheet and the minimum liability—referred to as the additional minimum liability (AML)—is recognized either as an intangible pension asset, to the extent that past service cost exists, or within Accumulated Other Comprehensive Income (AOCI) (similar to Other components of equity under IFRS). As the AML recorded by the Company under U.S. GAAP represents a significant portion of the total unrecognized actuarial losses existing at each balance sheet date presented, the reduction in equity compared to U.S. GAAP resulting from pensions was significantly less than the amount of such unrecognized actuarial losses.

The overall impact prior to the adoption of SFAS No. 158 was an increase in the liabilities for pension plans and similar commitments and a decrease in equity of €1,588 and €749 as of September 30, 2006 and 2005, respectively. Besides pensions, differences in the accounting for other long-term post employment benefits affected equity and net income. Other long-term post-employment benefits are employee benefits that are paid regardless of the reason for the employee’s departure. Differences between the aforementioned amounts and the amounts provided in the tables above resulted primarily from such benefits.

f. Termination benefits

A significant portion of the adjustments resulting from termination benefits relates to the partial retirement program available to Siemens’ employees in Germany. The majority of participants opted for a partial retirement arrangement that is typically composed of a full-time service period and an inactive period, where the employee receives 50% of the salary for each year during the entire partial retirement period plus a supplementary amount of 25%. In addition, participants receive a severance payment at the end of the inactive period. IFRS requires that both the supplementary amount and the severance payment are recognized in full as expense immediately when a partial retirement agreement is established, while under U.S. GAAP both of these benefit elements of the partial retirement arrangement are recognized as expense on a pro rata basis from the signing of the partial retirement contract until the end of the service period. Adjustments due to partial retirement obligations increased equity under U.S. GAAP by €190, €213 and €296 as of September 30, 2007, 2006, and 2005, respectively, whereas net income decreased by €15, €82 and €73 in fiscal 2007, 2006 and 2005, respectively.

Another difference between U.S. GAAP and IFRS arises from voluntary termination agreements. Under U.S. GAAP, a liability is recognized only when a voluntary termination agreement has been signed by both the employer and the employee. By contrast, under IFRS, a liability is recognized when the employer has irrevocably committed itself to grant a termination benefit. Such agreements resulted in higher equity under U.S. GAAP than under IFRS by €102, €319 and €8 as of September 30, 2007, 2006 and 2005, respectively. Net income decreased under U.S.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

GAAP by €213 in fiscal 2007 and increased under by €313 and €3 for the years ended September, 30, 2006 and 2005, respectively.

g. Provisions

Under IFRS, provisions generally must be discounted and recognized at present value at each balance sheet date, i.e. the discount rate should be adjusted at each reporting date to reflect current market conditions. In contrast, under U.S. GAAP, discounting of provisions is limited to specific cases, such as to asset retirement obligations, whereby U.S. GAAP requires such obligations be discounted only using the discount rate determined when the provision is initially recognized. With respect to asset retirement obligations, applicable interest rates were therefore different for IFRS compared to U.S. GAAP. Due to a lower discount rate under IFRS, the present values to be recognized under IFRS increased with a positive effect on equity under U.S. GAAP of €219 as compared to IFRS as of September 30, 2005 and in net income of €134 in fiscal 2005. As of September 30, 2006 equity under U.S. GAAP was €157 higher than under IFRS, whereas net income was €62 lower due to an increase in the discount rate applicable under IFRS in fiscal 2006 as compared to 2005. As of September 30, 2007, equity under U.S. GAAP was €76 higher than under IFRS, whereas net income under U.S. GAAP was €81 lower than under IFRS.

This reconciling item contains various other differences with respect to recognition and measurement of provisions, such as provisions for onerous contracts and provisions with a range of possible outcomes where each point in that range is as likely as any other.

h. Deferred taxes

The adjustments as described above resulted in additional differences between the carrying amount of assets and liabilities in the Consolidated Financial Statements and their tax basis. Deferred taxes were recognized on temporary differences, with differences in pension accounting between U.S. GAAP and IFRS having the most significant impact.

This reconciling item also includes tax effects resulting from differences in accounting for income taxes between U.S. GAAP and IFRS. For the Company, such effects mainly result from calculating deferred taxes on elimination of intragroup profits. According to IFRS, deferred taxes on intragroup profit elimination are calculated with reference to the tax rate of the acquiring company whereas, under U.S. GAAP, the tax rate in the seller’s or manufacturer’s jurisdiction is used.

	Shareholders’
	equity
	Year ended		Net Income
	September 30,		Year ended September 30,
	2007	2006	2007	2006	2005

Accounting for pension	—	1,721	(496)	147	114
Conversion rights	—	78	431	(316)	—
Intragroup profits	909	(5)	915	(145)	164
Other adjustments	(123)	(267)	344	125	(101)

Total	786	1,527	1,194	(189)	177

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

Net deferred income tax assets and liabilities in the consolidated balance sheets are as follows:

	Year ended		Year ended
	September 30, 2007		September 30, 2006
	Current	Non-current	Current	Non-current

Deferred tax assets	1,875	2,738	1,468	4,779
Deferred tax liabilities	911	839	597	450
Deferred tax asset, net	964	1,899	871	4,329

The split of the deferred taxes in current and non current is exclusive of deferred taxes in assets and liabilities.

i. Change in presentation of minority interest

Under IFRS, minority interest is reported as a separate item within equity. U.S. GAAP requires minority interest to be presented separately from equity. Consistent with the balance sheet presentation, under IFRS the minorities’ share of net income is presented as an allocation of net income, whereas, under U.S. GAAP, the minorities’ share is considered in determining net income.

Assets held for disposal and discontinued operations

According to IFRS, a discontinued operation is a component of an entity that either has been disposed of, or is classified as held for sale, and represents (or is part of a single coordinated plan to dispose of) a separate major line of business or geographical area of operations or is a subsidiary acquired exclusively with a view to resale. Under U.S. GAAP, the results of operations of a component of an entity that either has been disposed of or is classified as held for sale shall be reported in discontinued operations if the operations and cash flows have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction and the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.

The results and financial position of the carrier-related business and the enterprise networks business have been presented as discontinued operations under IFRS. These businesses are not presented as discontinued operations under U.S. GAAP due to Siemens’ continuing involvement in the carrier-related business and due to the anticipated continuing involvement in the enterprise networks business and therefore have been recorded as continuing activities under U.S. GAAP.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

Condensed Consolidated Statements of Income and condensed Consolidated Balance Sheets in accordance with U.S. GAAP

The following tables present the Company’s condensed Consolidated Statements of Income for the fiscal years ended September 30, 2007, 2006 and 2005 and condensed Consolidated Balance Sheets as of September 30, 2007 and 2006.

Condensed Consolidated Statements of Income in accordance with U.S. GAAP:

	Year ended September 30,
	2007	2006	2005

Net Sales	78,890	77,559	66,089
Cost of goods sold and services rendered, Research and development expenses, Marketing, selling and general administrative expenses	(74,855)	(75,105)	(63,623)
Other operating income (expense), net	879	230	14
Income from investments accounted for using the equity method, net	1	529	564
Financial income (expense), net	(1,665)	515	505

Income from continuing operations before income taxes	3,250	3,728	3,549
Income taxes	(955)	(872)	(858)
Minority interest	(231)	(206)	(148)

Income from continuing operations	2,064	2,650	2,543

Income (loss) from discontinued operations, net of income taxes	353	393	(379)

Net income	2,417	3,043	2,164

	Year ended September 30,
	2007	2006	2005

Basic earnings per share
Income from continuing operations	2.30	2.97	2.85
Income (loss) from discontinued operations, net of income taxes	0.39	0.45	(0.42)

Net income	2.69	3.42	2.43

Diluted earnings per share
Income from continuing operations	2.29	2.85	2.74
Income (loss) from discontinued operations, net of income taxes	0.39	0.42	(0.41)

Net income	2.68	3.27	2.33

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

Condensed Consolidated Balance Sheets in accordance with U.S. GAAP:

	September 30,
	2007	2006
Cash and cash equivalents	4,005	10,214
Trade and other receivables	14,620	15,149
Inventories	12,930	12,790
Other current assets	4,845	6,269
Assets classified as held for disposal	11,555	7,189
Total current assets	47,955	51,611
Goodwill	12,517	9,776
Property, plant and equipment	10,557	12,072
Long-term investments	7,859	3,922
Other assets	14,582	13,389

Total assets	93,470	90,770

Short-term debt and current maturities of long-term debt	5,637	2,175
Trade payables	8,382	8,444
Other current liabilities	25,288	22,888
Liabilities associated with assets classified as held for disposal	4,405	5,545
Total current liabilities	43,712	39,052
Long-term debt	9,853	13,399
Other liabilities	8,895	8,691
Total liabilities	62,460	61,142

Minority interest	631	702
Shareholders’ equity	30,379	28,926

Total liabilities and shareholders’ equity	93,470	90,770

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”. Siemens adopted SAB 108 at the end of fiscal 2007. The correction of misstatements during fiscal 2007 is described in Note 2. The correction of adjustments under U.S. GAAP is the same as under IFRS.

41. Subsequent events

At the beginning of November 2007, Siemens completed the acquisition of Dade Behring which will be integrated into Med’s Diagnostics division (see also Note 4 for further information).

On November 7, 2007, the Company also announced a share buyback program with a total volume of up to €10 billion by 2010.

PART III, CONTINUED

ITEM 19:  EXHIBITS

Exhibit
Number	Description of Exhibit
1.1	English translation of Articles of Association of Siemens Aktiengesellschaft updated as of October 2007
2.1	The total amount of long-term debt securities authorized under any instrument does not exceed 10% of the total assets of the Company on a consolidated basis. We hereby agree to furnish to the Commission, upon its request, a copy of any instrument defining the rights of holders of long-term debt of Siemens Aktiengesellschaft or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed
4.1	Sale and Purchase Agreement dated July 25, 2007 regarding the sale and purchase of the Siemens VDO Automotive Group
8.1	List of Subsidiaries
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Chief Executive Officer pursuant to 18. U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to 18. U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
14.1	Consent of KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft

III-1

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused the undersigned to sign this annual report on its behalf.

Date: November 28, 2007

Siemens Aktiengesellschaft

/s/  Peter Löscher
Peter Löscher
President and Chief Executive Officer

/s/  Joe Kaeser
Joe Kaeser
Executive Vice President and Chief Financial Officer

/s/  Dr. Ralf P. Thomas
Dr. Ralf P. Thomas
Corporate Vice President and Controller

III-2