Form 20-F
period 2008-09-30
SIEMENS AKTIENGESELLSCHAFT
filed 2008-12-02
CIK 1135644

As filed with the Securities and Exchange Commission on December 2, 2008

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended September 30, 2008.
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

  The number of outstanding shares of each of the issuer’s classes of capital or common stock as of September 30, 2008: 861,557,756 common shares, no par value.

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
Large accelerated filer  ☑     Accelerated filer  ☐     Non-accelerated filer  ☐
  Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☑
  If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17  ☐   Item 18  ☐
  If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes  ☐     No  ☑

FORWARD LOOKING STATEMENTS

This Form 20-F contains forward-looking statements and information – that is, statements related to future, not past, events. These statements may be identified by words such as “expects,” “looks forward to,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “project” or words of similar meaning. Such statements are based on our current expectations and certain assumptions, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect our operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. For us, particular uncertainties arise, among others, from changes in general economic and business conditions (including margin developments in major business areas); the behavior of financial markets, including fluctuations in interest and exchange rates, commodity and equity prices, debt prices (credit spreads) and financial assets generally; continued volatility and further deterioration of the capital markets; the commercial credit environment and, in particular, additional uncertainties arising out of the subprime, financial market and liquidity crises; future financial performance of major industries that we serve, including, without limitation, the Sectors Industry, Energy and Healthcare; the challenges of integrating major acquisitions and implementing joint ventures and other significant portfolio measures; introduction of competing products or technologies by other companies; lack of acceptance of new products or services by customers targeted by Siemens; changes in business strategy; the outcome of pending investigations and legal proceedings, especially the corruption investigations we are currently subject to in Germany, the United States and elsewhere and actions resulting from the findings of these investigations; the potential impact of such investigations and proceedings on our ongoing business including our relationships with governments and other customers; the potential impact of such matters on our financial statements; as well as various other factors. More detailed information about certain of these factors is contained throughout this report and in our other filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens does not intend or assume any obligation to update or revise these forward-looking statements in light of developments which differ from those anticipated.

In this Form 20-F, references to “we,” “us,” “our,” “Company,” “Siemens” or “Siemens AG” are to Siemens Aktiengesellschaft and, unless the context otherwise requires, to its consolidated subsidiaries. In Item 4: “Information on the Company—Description of Business,” we use the terms “we” and “us” to refer to a specific Siemens Sector or Cross-Sector Business. Throughout this annual report, whenever a reference is made to our Company’s website, such reference does not incorporate information from the website by reference into this annual report.

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

We have presented the selected financial data below as of and for each of the years in the four-year period ended September 30, 2008 in accordance with IFRS. For fiscal years 2008 and 2007, we present our Consolidated Financial Statements prepared in accordance with IFRS. In addition, we published our first IFRS Consolidated Financial Statements for fiscal years 2006 and 2005 as supplemental information in December 2006. The IFRS selected financial data set forth below should be read in conjunction with, and are qualified in their entirety by reference to, the Consolidated Financial Statements and the Notes thereto presented elsewhere in this document.

We have also presented the selected financial data below as of and for each of the years in the four-year period ended September 30, 2007 in accordance with U.S. GAAP. For fiscal 2008, Siemens is not required to prepare and present financial data in accordance with U.S. GAAP. For fiscal years 2007 to 2005, the selected financial data has been derived from a reconciliation of our IFRS Consolidated Financial Statements to U.S. GAAP. For fiscal 2004, we present our Consolidated Financial Statements prepared in accordance with U.S. GAAP.

Income Statement Data

	Year ended September 30,
	2008(1)	2007(1)	2006(1)	2005(1)	2004
	(€ in millions, except per share data)

Amounts in accordance with IFRS:
Revenue	77,327	72,448	66,487	55,781	N/A
Income from continuing operations before income taxes	2,874	5,101	3,418	3,594	N/A
Income from continuing operations	1,859	3,909	2,642	2,813	N/A
Income (loss) from discontinued operations, net of income taxes	4,027	129	703	(237)	N/A
Net income	5,886	4,038	3,345	2,576	N/A
Basic earnings per share
Income from continuing operations	1.91	4.13	2.78	2.96	N/A
Income (loss) from discontinued operations	4.50	0.11	0.74	(0.25)	N/A
Net income	6.41	4.24	3.52	2.71	N/A
Diluted earnings per share
Income from continuing operations	1.90	3.99	2.77	2.85	N/A
Income (loss) from discontinued operations	4.49	0.11	0.74	(0.23)	N/A
Net income	6.39	4.10	3.51	2.62	N/A

	Year ended September 30,
	2008(1)	2007(1)	2006(1)	2005(1)	2004
	(€ in millions, except per share data)

Amounts in accordance with U.S. GAAP:
Net sales	N/A	78,890	77,559	66,089	61,480
Income from continuing operations before income taxes	N/A	3,250	3,728	3,549	3,807
Income from continuing operations, net of income taxes	N/A	2,064	2,650	2,543	3,006
Income (loss) from discontinued operations, net of income taxes	N/A	353	393	(379)	399
Net income	N/A	2,417	3,043	2,164	3,405
Basic earnings per share
Income from continuing operations	N/A	2.30	2.97	2.85	3.37
Income (loss) from discontinued operations	N/A	0.39	0.45	(0.42)	0.45
Net income	N/A	2.69	3.42	2.43	3.82
Diluted earnings per share
Income from continuing operations	N/A	2.29	2.85	2.74	3.23
Income (loss) from discontinued operations	N/A	0.39	0.42	(0.41)	0.43
Net income	N/A	2.68	3.27	2.33	3.66

Balance Sheet Data

	At September 30,
	2008	2007	2006	2005	2004
	(€ in millions)

Amounts in accordance with IFRS:
Total assets	94,463	91,555	87,528	81,579	N/A
Long-term debt	14,260	9,860	13,122	8,040	N/A
Total equity	27,380	29,627	25,895	23,791	N/A
Common stock	2,743	2,743	2,673	2,673	N/A

Amounts in accordance with U.S. GAAP:
Total assets	N/A	93,470	90,770	85,884	79,239
Long-term debt	N/A	9,853	13,399	8,436	9,785
Shareholders’ equity	N/A	30,379	28,926	26,632	26,454
Common stock	N/A	2,743	2,673	2,673	2,673

(1)	Under IFRS, the historical results of the former segments Communications (Com) and Siemens VDO Automotive (SV) are reported as discontinued operations in the Company’s Consolidated Statements of Income for all periods presented and the assets and liabilities were classified on the balance sheet as held for disposal. For further information see Note 4 to Consolidated Financial Statements.

The number of shares outstanding at September 30, 2008, 2007, 2006, 2005 and 2004 was 861,557,756, 914,203,038; 891,086,826; 891,076,457 and 891,075,461, respectively.

Dividends

The following table sets forth in euros and in dollars the dividend paid per share for the years ended September 30, 2004, 2005, 2006, 2007 and the proposed dividend per share for the year ended September 30, 2008. Owners of our shares who are United States residents should be aware that they will be subject to German withholding tax on dividends received. See Item 10: “Additional Information—Taxation.”

	Dividend paid
	per share
Year ended September 30,	Euro		Dollar

2004	1.25		1.63
2005	1.35		1.65
2006	1.45		1.88
2007	1.60		2.36
2008	1.60	*	—

*	Proposed by the Managing Board and the Supervisory Board; to be approved by the shareholders at the shareholders’ annual meeting on January 27, 2009.

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

Fiscal year ended September 30,	Average

2004	1.2199
2005	1.2727
2006	1.2361
2007	1.3420
2008	1.5067

The following table shows the noon buying rates for euro in U.S. dollars for the last six months and for November, 2008 up to and including November 24, 2008.

2008	High	Low

May	1.5784	1.5370
June	1.5749	1.5368
July	1.5923	1.5559
August	1.5569	1.4660
September	1.4737	1.3939
October	1.4058	1.2446
November (through November 24)	1.3039	1.2525

On November 24, 2008, the noon buying rate was U.S.$1.2890 per €1.00.

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

Strategic

Market Dynamics

Our business is affected by the uncertainties of economic and political conditions:  Our business environment is influenced by conditions in the domestic and global economies. During fiscal 2008, the capital and credit markets experienced extended volatility and disruption that have reached unprecedented levels. If as a consequence of the credit market crisis these levels of market volatility and disruption continue or worsen, there can be no assurance that we will not experience an adverse effect that may be material to our revenues, results of operations, financial condition and ability to access capital. For example, the current tightening of credit in the financial markets may make it more difficult for our customers to obtain financing and as a result, they may modify, delay or cancel plans to purchase our products and services or to execute transactions. Additionally, if customers are not successful in generating sufficient revenue or securing access to the capital markets they may not be able to pay, or may delay payment of, the amounts they owe us, which may adversely affect our results of operations and cash flows.

Numerous other factors, such as fluctuation of energy and raw material prices as well as global political conflicts, including situations in the Middle East and other regions, continue to impact macroeconomic parameters and the international capital and credit markets. The uncertainty of economic and political conditions can have a material adverse impact on our financial condition or results of operations and can also make our budgeting and forecasting more difficult.

In addition, our Sectors and Cross-Sector Businesses are affected by market conditions. For example the Industry Sector would be affected considerably by unfavorable market conditions in segments of the industry market. The Healthcare Sector is dependent on the healthcare markets, particularly in the United States. Our Energy Sector in particular is affected considerably by the markets in Asia as well as the Middle East.

Our financial results and cash flows may be adversely affected by continued strategic reorientations and cost-cutting initiatives:  We are in the process of strategic reorientations and constantly perform cost-cutting initiatives, including headcount reduction such as the previously announced SG&A cost reduction program, capacity adjustments through consolidation of business activities and manufacturing facilities, as well as streamlining product portfolios. These measures impact our earnings results, and any future contribution of these measures to our profitability will be influenced by the actual savings achieved and by our ability to sustain these ongoing efforts.

We operate in highly competitive markets, which are subject to price pressures and rapid changes:  The worldwide markets for our products are highly competitive in terms of pricing, product and service quality, development and introduction time, customer service and financing terms. We face strong competitors, some of which are larger and may have greater resources in a given business area and some from emerging markets which may have a better cost structure. Siemens faces downward price pressure and is exposed to market downturns or slower growth. Some industries in which we operate are undergoing consolidation, which may result in stronger competitors and a change in our relative market position. In some of our markets, new products must be developed and introduced rapidly in order to capture available opportunities, and this can lead to quality problems. Our operating results depend to a significant extent on our abilities to adapt to changes in markets and to reduce the costs of producing high-quality new and existing products. Any inability to do so could have a material adverse effect on our financial condition or results of operations.

Our businesses must keep pace with technological changes and develop new products and services to remain competitive:  The markets in which our businesses operate experience rapid and significant changes due to the introduction of innovative technologies. To meet our customers’ needs in these businesses, we must continuously design new, and update existing, products and services and invest in and develop new technologies. This is especially true for our Healthcare Sector. Introducing new offerings and technologies requires a significant commitment to research and development, which may not always result in success. Our sales and profits may suffer if we invest in technologies that do not function as expected or are not accepted in the marketplace as anticipated, if our products or systems are not brought to market in a timely manner or as they become obsolete.

Our financial results and cash flows may be adversely affected by cost overruns or additional payment obligations particularly with respect to our long-term contracts:  Our Energy and Industry Sectors as well as our Cross-Sector Business Siemens IT Solutions and Services perform a significant portion of their business, especially large projects, under long-term contracts that are awarded on a competitive bidding basis. The profit margins realized on such fixed-priced contracts may vary from original estimates as a result of changes in costs and productivity over their term. We sometimes bear the risk of quality problems, cost overruns or contractual penalties caused by unexpected technological problems, unforeseen developments at the project sites, performance problems with our subcontractors or other logistical difficulties. Certain of our multi-year contracts also contain demanding installation and maintenance requirements, in addition to other performance criteria relating to timing, unit cost requirements and compliance with government regulations, which, if not satisfied, could subject us to substantial contractual penalties, damages, non-payment and contract termination. There can be no assurance that all of our fixed-priced contracts can be completed profitably. For additional information, see Item 5: “Operating and Financial Review and Prospects—Critical Accounting Estimates.”

Equity Interests and Strategic Alliances

We may be adversely affected by our equity interests and strategic alliances:  Our strategy includes strengthening our business interests through joint ventures, associated companies and strategic alliances. Certain of our investments are accounted for using the equity method, including, among others, Nokia Siemens Networks (NSN), BSH Bosch und Siemens Hausgeräte GmbH (BSH) and Areva NP. Any factors negatively influencing the profitability of our equity investments could have a negative impact on our own results and may negatively affect our cash flow and our ability to recover the full amount of our investments. In addition, such portfolio transactions are inherently risky because of the difficulties of integrating people, operations, technologies and products that may arise. Strategic alliances may also pose risks for us because we compete in some business areas with companies with which we have strategic alliances.

Merger, Acquisition & Divestiture

Our financial results and cash flows may be adversely affected by portfolio measures:  Our strategy includes divesting our interests in some business areas and strengthening others through portfolio measures, including mergers and acquisitions.

With respect to dispositions, we may not be able to divest some of our activities as planned, and our divesting activities could have a negative impact on our results of operations, our cash flow at closing, as well as in the future, and on our reputation.

Mergers and acquisitions are inherently risky because of the difficulties of integrating people, operations, technologies and products that may arise. There can be no assurance that any of the businesses we acquire can be successfully integrated or that they will perform well once integrated. In addition, we may incur significant acquisition, administrative and other costs in connection with these transactions, including costs related to integration of acquired businesses. Furthermore, portfolio activities may result in additional financing needs and adversely affect our financial leverage and our debt-to-equity ratio. Acquisitions may also lead to substantial increases in long-lived assets, including goodwill. Write-downs of these assets due to unforeseen business developments may materially and adversely affect our earnings. All of our Sectors have significant amounts of goodwill.

Operations

Supply Chain Management

We are dependent upon the ability of third parties to deliver parts, components and services on time:  We rely on third parties to supply us with parts, components and services. Using third parties to manufacture, assemble and test our products reduces our control over manufacturing yields, quality assurance, product delivery schedules and costs. The third parties that supply us with parts and components also have other customers and may not have sufficient capacity to meet all of their customers’ needs, including ours, during periods of excess demand. Component supply delays can affect the performance of certain of our Sectors. Although we work closely with our suppliers to avoid supply-related problems, there can be no assurance that we will not encounter supply problems in the future or that we will be able to replace a supplier that is not able to meet our demand. This risk is particularly evident in businesses with a very limited number of suppliers. Shortages and delays could materially harm our business. Unanticipated increases in the price of components due to market shortages or other reasons could also adversely affect the performance of certain of our Sectors.

We may be adversely affected by rising raw material prices:  Our Sectors are exposed to fluctuations in energy and raw material prices. In recent times, commodities such as oil, steel and copper have been subject to volatile markets and temporarily subject to significant price increases. If we are not able to compensate for or pass on our increased costs to customers, such price increases could have a material adverse impact on our financial results.

Product Lifecycle Management

We face operational risks in our value chain processes:  Our value chain comprises all steps, from research and development to production, marketing, sales and services. Operational failures in our value chain processes could result in quality problems or potential product, labor safety, regulatory or environmental risks. Such risks are particularly present in relation to our production facilities, which are located all over the world and have a high degree of organizational and technological complexity. From time to time, some of the products we sell have quality issues resulting from the design or manufacture of such products or from the software integrated into them. Such operational failures or quality issues could have a material adverse effect on our financial condition or results of operations.

Human Resources

We are dependent upon hiring and retaining highly qualified management and technical personnel:  Competition for highly qualified management and technical personnel remains intense in the industries and regions in which our Sectors and Cross-Sector Businesses operate. In many of our business areas, we further intend to extend our service businesses significantly, for which we will need highly skilled employees. Our future success depends in part on our continued ability to hire, assimilate and retain engineers and other qualified personnel. There can be no assurance that we will continue to be successful in attracting and retaining highly qualified employees and key personnel in the future, and any inability to do so could have a material adverse effect on our business.

Financial

Market

We are exposed to currency risks and interest rate risks:  We are particularly exposed to fluctuations in the exchange rate between the U.S. dollar and the euro, because a high percentage of our business volume is conducted in the United States and as exports from Europe. As a result, a strong euro in relation to the U.S. dollar can have a material impact on our other revenues and results. Certain currency risks—as well as interest rate risks—are hedged on a company-wide basis using derivative financial instruments. Depending on the development of foreign currency exchange rates, our hedging activities can have significant effects on our cash flow, particularly for our treasury activities (Corporate Treasury). Our Sectors and Cross-Sector Businesses engage in currency hedging activities which sometimes do not qualify for hedge accounting. In addition, our Corporate Treasury has interest rate hedging activities which also do not qualify for hedge accounting, and are subject to changes in interest rates. Accordingly, exchange rate and interest rate fluctuations may influence our financial results and lead to earnings volatility. A strengthening of the euro (particularly against the U.S. dollar) may also change our competitive position, as many of our competitors may benefit from having a substantial portion of their costs based in weaker currencies, enabling them to offer their products at lower prices. For more details regarding currency risks, interest rate risks, hedging activities and other market risks, please see “Notes to Consolidated Financial Statements.”

We are exposed to widening credit spreads:  Regarding our Corporate Treasury activities, widening credit spreads due to decreasing liquidity in the financial markets might lead to decreasing fair market values of our existing derivative financial instruments and traded receivables. In addition, we also see a risk of increasing refinancing costs if the turbulences in the global financial markets would persist. Furthermore, costs for buying protection on credit default risks could increase due to a potential increase of counterparty risks.

Liquidity and Credit

Our future financing via Corporate Treasury may be affected by the uncertainties of economic conditions and the development of capital and bank markets:  Our Corporate Treasury is responsible for the financing of the Company and our Sectors and Cross-Sector Businesses. A negative development in the capital markets could increase our cost of debt capital. The development in the subprime mortgage market in the U.S. has had a global impact on the capital markets with subsequent losses and worsening liquidity of many financial institutions, so far culminating in the Chapter 11 filing of a large U.S.-based investment bank. Such developments could influence our possibilities of obtaining debt financing. Regarding our Corporate Treasury activities, deteriorating credit quality and/or default of counterparties may adversely affect our results.

Our financing activities subject us to various risks including credit, interest rate and foreign exchange risk:  We provide to our customers various forms of direct and indirect financing in connection with large projects such as those undertaken by the Energy Sector. We finance a large number of smaller customer orders, for example the leasing of medical equipment, in part, through Siemens Financial Services (SFS). SFS also incurs credit risk by financing third-party equipment, its factoring business or by taking direct or indirect participations in financings, such as syndicated loans. We partially take a security interest in the assets we finance or receive additional collateral. We may lose money if the credit quality of our customers deteriorates or if they default on their payment obligation to us, if the value of the assets that we have taken a security interest in or additional collateral declines, if interest rates or foreign exchange rates fluctuate, or if the projects in which we invest are unsuccessful. The current financial crisis and potential adverse changes in economic conditions could cause a decline in the fair market values of financial assets and customer default rates to increase substantially and asset and collateral values to decline, resulting in losses which could have a negative effect on our financial condition or results of operations.

Downgrades of our ratings may increase our cost of capital and could negatively affect our businesses:  Our financial condition, results of operations and cash flows are influenced significantly by the actual and expected performance of the Sectors and Cross-Sector Businesses, as well as the Company’s portfolio measures. An actual or expected negative development of our results of operations or cash flows or an increase in our net debt position may result in the deterioration of our credit rating. Expected or actual downgrades by rating agencies may increase our cost of capital, may reduce our potential investor base and may negatively affect our businesses.

Capital Structure

The funded status of our off-balance sheet pension benefit plans and its financial statement impact is dependent on several factors:  The funded status of our pension plans may be affected by an increase or decrease in the Defined Benefit Obligation (DBO), as well as by an increase or decrease in the valuation of plan assets. Pensions are accounted for in accordance with actuarial valuations, which rely on statistical and other factors in order to anticipate future events. These factors include key pension plan valuation assumptions such as the discount rate, expected rate of return on plan assets, rate of future compensation increases and pension progression. Assumptions may differ from actual developments due to changing market and economic conditions, thereby resulting in an increase or decrease in the DBO. Significant changes in investment performance or a change in the portfolio mix of invested assets can result in corresponding increases and decreases in the valuation of plan assets, particularly equity securities, or in a change of the expected rate of return on plan assets. Also, changes in pension plan assumptions can affect net periodic pension cost. For example, a change in discount rates or in the expected return on plan assets assumption may result in changes in the net benefit pension cost in the following financial year. For additional information, see Item 5: “Operating and Financial Review and Prospects—Critical Accounting Estimates” and “Notes to Consolidated Financial Statements.”

Compliance

Code of Conduct

Public prosecutors and other government authorities in jurisdictions around the world, including the U.S. Securities and Exchange Commission (SEC) and the U.S. Department of Justice (DOJ), are conducting investigations of Siemens and certain of its current and former employees regarding allegations of public corruption and other illegal acts. The results of these and any future investigations may have a material adverse effect on the development of future business opportunities, our financial results and condition, the price of our shares and ADSs and our reputation:  Public prosecutors and other government authorities in jurisdictions around the world are investigating allegations of corruption at a number of Siemens’ former business Groups and regional companies. In addition to ongoing investigations, there could be additional investigations launched in the future by governmental authorities in these or other jurisdictions and existing investigations may be expanded. These governmental authorities may take action against us or some of our employees. These actions could include criminal and civil fines, in addition to those already imposed on the Company, as well as penalties, sanctions, injunctions against future conduct, profit disgorgement, disqualifications from engaging in certain types of business, the loss of business licenses or permits or other restrictions. In addition to monetary and other penalties, a monitor could be appointed to review future business practices with the goal of ensuring compliance with applicable laws and we may otherwise be required to further modify our business practices and compliance programs. Tax authorities may also impose certain remedies, including potential tax penalties. In fiscal year 2008, Siemens accrued a provision in the amount of approximately €1 billion in connection with ongoing discussions with the Munich public prosecutor, the SEC and DOJ for the purpose of resolving their respective investigations. Depending on the development of the investigations, we may be required to accrue additional material amounts for such penalties, damages, profit disgorgement or other possible actions that may be taken by various governmental authorities. Any of the foregoing could have a material adverse effect on our business, financial results and condition, the price of our shares and ADSs and our reputation.

Additionally, we engage in a substantial amount of business with governments and government-owned enterprises around the world. We also participate in a number of projects funded by government agencies and non-governmental organizations such as the World Bank and other multilateral development banks. If we or our subsidiaries are found to have engaged in certain illegal acts or are found not to have taken effective steps to address the allegations or findings of corruption in our business, this may impair our ability to participate in business with governments or non-governmental organizations and may result in formal exclusions from such business, which may have a material adverse effect on our business. For example, legislation of member states of the European Union could in certain cases result in mandatory or discretionary exclusion from public contracts in case of a conviction for bribery and certain other offences or for other reasons. As described more fully in Item 4: “Information on the Company—Legal Proceedings,” we or our subsidiaries have in the past been excluded from government contracting as a result of findings of corruption or other misconduct. Conviction for illegal behavior, or debarment from participating in contracting with governments or non-governmental organizations, in one jurisdiction may lead to debarment in other jurisdictions or by other non-governmental organizations. Even if we are not formally excluded from participating in government business, government agencies or non-governmental organizations may informally exclude us from tendering for or participating in certain contracts. From time to time, we have received requests for information from government customers and non-governmental organizations regarding the investigations described above and our response to those investigations. We expect such requests to continue.

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

Many of the governmental investigations are at this time incomplete and we cannot predict when they will be completed or what their outcome will be, including the potential effect that their results or the reactions of third parties thereto, may have on our business. Future developments in these investigations, responding to the requests of governmental authorities and cooperating with these investigations, especially if we are not able to resolve the investigations in a timely manner, could divert management’s attention and resources from other issues facing our business. Management has implemented a remediation plan to address corruption and compliance risk in our business. If this remediation plan is unsuccessful, there could be an increased risk that one or more of the risks described above could materialize.

Legal

Our business could suffer as a result of current or future litigation:  We are subject to numerous risks relating to legal proceedings to which we are currently a party or that could develop in the future. In the ordinary course of our business, we become party to lawsuits, and/or similar proceedings, and become subject to governmental investigations and proceedings involving allegations of improper delivery of goods or services, product liability, product defects, quality problems and intellectual property infringement and/or alleged or suspected violations of applicable laws. In addition, we may face third party claims as a result of the circumstances that led to the corruption proceedings described above. For additional information with respect to legal proceedings, see Item 4: “Information on the Company—Legal Proceedings.” There can be no assurance that the results of these or other legal proceedings will not materially harm our business, reputation or brand. We record a provision for legal proceedings risks when (i) a present obligation as a result of a past event exists; (ii) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and (iii) a reliable estimate can be made of the amount of the obligation. We maintain liability insurance for certain legal risks at levels our management believes are appropriate and consistent with industry practice. We may incur losses relating to legal proceedings beyond the limits, or outside the coverage, of such insurance and such losses may have a material adverse effect on the results of our operations or financial condition and our provisions for legal proceedings-related losses may not be sufficient to cover our ultimate loss or expenditure.

Regulatory

We are subject to risks associated with our international operations:  Changes in regulatory requirements, tariffs and other trade barriers and price or exchange controls could impact our sales and profitability and make the repatriation of profits difficult. In addition, the uncertainty of the legal environment in some regions could limit our ability to enforce our rights. We expect that sales to emerging markets will continue to be an increasing portion of total sales, as our business naturally evolves and as developing nations and regions around the world increase their demand for our offerings. Emerging market operations present several risks, including civil disturbances, health concern, cultural differences such as employment and business practices, volatility in gross domestic product, economic and governmental instability, the potential for nationalization of private assets and the imposition of exchange controls. In particular, the Asian markets are important for our long-term growth strategy, and our sizeable operations in China are influenced by a legal system that is still developing and is subject to change. Our growth strategy could be limited by governments supporting local industries. The demand for many of the products of our Sectors and Cross-Sector Businesses, particularly those that derive their revenue from large projects, can be affected by expectations of future demand, prices and gross domestic product in the markets in which those Sectors and Cross-Sector Businesses operate. If any of these risks or similar risks associated with our international operations were to materialize, it could have a material adverse effect on our results of operations and financial condition.

We are subject to environmental and other government regulations:  Some of the industries in which we operate are highly regulated. Current and future environmental and other government regulations, or changes thereto, may result in significant increases in our operating or product costs. We could also face liability for damage or remediation for environmental contamination at the facilities we design or operate. See Item 4: “Information on the Company—Environmental Matters” for a discussion of significant environmental matters. We accrue for environmental risks when (i) a present obligation as a result of a past event exists; (ii) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and (iii) a reliable estimate can be made of the amount of the obligation. With regard to certain environmental risks, we maintain liability insurance at levels that our management believes are appropriate and consistent with industry practice. We may incur environmental losses beyond the limits, or outside the coverage, of such insurance, and such losses may have a material adverse effect on the results of our operations or financial condition and our provisions for environmental remediation may not be sufficient to cover the ultimate losses or expenditures.

Changes in tax regulations could result in lower earnings and cash flows:  We operate in approximately 190 countries and therefore are subject to different tax regulations. Changes in tax regulation could result in higher tax expenses and payments. Furthermore, changes in tax regulation could impact our tax liabilities as well as deferred tax assets.

ITEM 4:	INFORMATION ON THE COMPANY

Overview

Siemens traces its origins to 1847. Beginning with advances in telegraph technology, the Company quickly expanded its product line and geographic scope and was already a multi-national business by the end of the 19th century. The Company formed a partnership under the name Siemens & Halske in 1847, reorganized as a limited partnership in 1889 and as a stock corporation in 1897. The Company moved its headquarters from Berlin to Munich in 1949, and assumed its current name as Siemens Aktiengesellschaft, a stock corporation under the Federal laws of Germany, in 1966. The address of our principal executive offices is Wittelsbacherplatz 2, D-80333 Munich, Germany; telephone number +49 (89) 636 00.

During fiscal 2008, Siemens employed an average of 420,841 people and operated in approximately 190 countries worldwide. In fiscal 2008, we had revenue of €77.327 billion. Our balanced business portfolio is based on leadership in electronics and electrical engineering. During fiscal 2008, Siemens reorganized its operations to create three Sectors according to its strategic orientation. These Sectors are Industry, Energy and Healthcare. We have combined the expertise in these three Sectors with a commitment to original research and development (R&D) to build strong global market positions. The Industry Sector’s portfolio ranges from industry automation and drives products and services to building, lighting and mobility solutions and services as well as system integration and solutions for plant business. The Industry Sector is primarily comprised of the business activities of the former Groups Automation and Drives (A&D), Industrial Solutions and Services (I&S), Transportation Systems (TS), Siemens Building Technologies (SBT) and OSRAM. The Energy Sector offers a complete spectrum of products, services and solutions for the generation, transmission and distribution of power and for the extraction, conversion and transport of oil and gas. Our Energy Sector essentially comprises the business activities of the former Power Generation (PG) and Power Transmission and Distribution (PTD) Groups and the Oil and Gas activities of the former Industrial Solutions and Services (I&S) Group. The Healthcare Sector develops, manufactures and markets diagnostic and therapeutic systems, devices and consumables, as well as information technology systems for clinical and administrative purposes. The Sector comprises the former Medical Solutions Group (Med). Besides these activities, Siemens IT Solutions and Services as well as Siemens Financial Services (SFS) support Sector activities as business partners (Cross-Sector Businesses) while continuing to build up their own business with external customers. Our businesses operate under a range of regional and economic conditions. In internationally-oriented long-cycle industries, for example, customers have multi-year planning and implementation horizons that tend to be independent of short-term economic trends. Our activities in these areas include the Energy and Healthcare Sectors and the mobility solutions business within the Industry Sector. In fields with more industry-specific cycles, customers tend to have shorter horizons for their spending decisions and greater sensitivity to current economic conditions. Our activities in these areas include automation and drives as well as lighting operations within the Industry Sector. Some businesses, especially the Healthcare Sector are also influenced by technological change and the rate of acceptance of new technologies. Effective with the fourth quarter of fiscal 2008, the former Strategic Equity Investments (SEI) has been expanded and renamed Equity Investments. Equity Investments includes equity investments that are not allocated to a Sector or Cross Sector Business by reason of strategic fit; available-for-sale financial assets; and assets held for disposal.

As a globally operating organization, we also conduct business with customers in Iran, Sudan, Syria and Cuba. The U.S. Department of State designates these countries as state sponsors of terrorism and subjects them to export controls. Our activities with customers in these states are insignificant relative to our size (less than 1% of our sales in fiscal 2008) and do not, in our view, represent either individually or in aggregate a material investment risk. In light of current humanitarian conditions in Sudan, Siemens ceased its business activities in that country as of June 30, 2007. However, we may participate in humanitarian efforts of internationally recognized organizations in Sudan. We actively employ systems and procedures for compliance with applicable export control programs, including those in the United States, the European Union and Germany.

Fit42010 Program

Our “Fit42010” program, which we initiated in fiscal 2007, has been continued in fiscal 2008. The overall objectives of Fit42010, defined as Performance targets, are to achieve profitable growth and to increase the value of the company. Drivers of Performance are Portfolio, People Excellence, Corporate Responsibility and Operational Excellence.

Performance—sets medium-term goals for Siemens to further enhance our competitiveness and our company value by defining targets for return, growth, cash, capital structure and reduction of marketing, selling and general administrative expenses for the company as well as margin ranges for our Sectors and their Divisions and our Cross-Sector Businesses.

Portfolio—involves reaching or holding leading positions in all our businesses with the focus on our three Sectors Industry, Energy and Healthcare where we intend to round out our portfolio with new products and technologies by organic growth as well as acquisitions.

People Excellence—means achieving and maintaining a high-performance culture. We are committed to systematically developing top talents, especially emerging leaders and technical, subject matter experts. People Excellence entails fostering outstanding knowledge and unique skills in every individual and developing the capability to work in high-performance teams across organizational boundaries.

Corporate Responsibility—comprises our commitment to the society. This includes Corporate Governance, Compliance, Climate Protection, and Corporate Citizenship. Corporate Governance is the basis of all our decision-making and monitoring processes. With our Compliance system, we are seeking to set the standard for high integrity and transparency. With binding rules and guidelines, we intend to ensure that our employees and managers always conduct themselves in a legal and ethical manner in relation to each other and to our business partners. Climate Protection is an obligation to society but also a business opportunity with significant growth rates. Siemens is developing technological innovations that help save energy and limit greenhouse gas emissions. Furthermore we have launched an energy efficiency program for our production facilities worldwide. Within Corporate Citizenship, the global rollout of both Siemens-wide citizenship programs, Siemens Generation21 in the field of education and Siemens Caring Hands for social assistance services, was continued. During the fourth quarter of fiscal 2008 Siemens established a foundation to enhance the sustainability and visibility of its corporate citizenship activities. The foundation will focus primarily on technology, education, charitable programs, the arts and culture and will begin operations as an independent entity in fiscal 2009 with an endowment of €390 million. Siemens will transfer its Siemens Generation21 and Siemens Caring Hands programs to the foundation. A further goal of our corporate citizenship activities is to implement projects that foster social and business benefits by more strongly integrating Siemens’ specific expertise—for example by providing support for infrastructure deficiencies.

Operational Excellence—focuses on Innovation and Global supply chain management. Innovation has been a hallmark of Siemens since its inception, and our commitment to innovation remains strong, with increasing R&D expenses in fiscal 2008 compared to fiscal 2007. With Global supply chain management, Siemens intends to expand its global market presence and market penetration, especially in fast growing regions like Asia and to close the gap between Siemens and its most profitable competitors through a global value chain network for different functions such as R&D, product development, sourcing or production.

Portfolio Activities

Since fiscal 2006, we have completed the following significant transactions to optimize our business portfolio for sustainable profitability and growth:

Acquisitions

•	Sector Healthcare’s, Diagnostics division, acquired Dade Behring at the beginning of November 2007 to further expand Healthcare’s position in the growing laboratory diagnostics market;

•	Acquisition of three entities in fiscal 2008, which were not significant individually: BJC, Spain, a supplier of switches and socket-outlets at sector Industry, Building Technologies division; Innotec GmbH, a leading software provider for lifecycle management solutions at Sector Industry’s Industry Automation division; and the rolling mill technology specialist Morgan Construction Co., USA, at Sector Industry, Industry Solutions division;

•	At Sector Industry, the Industry Automation division acquired U.S.-based UGS Corp. (UGS), one of the leading providers of product lifecycle management (PLM) software and services for manufacturers, in May 2007;

•	Sector Healthcare’s acquisition of the diagnostics division of Bayer Aktiengesellschaft in January 2007, enabling Healthcare’s Diagnostics division to expand its position in the molecular diagnostics market;

•	Sector Healthcare’s, Diagnostics division, acquired the immunodiagnostics provider Diagnostics Products Corporation (DPC), USA, in the fourth quarter of fiscal 2006; and

•	Acquisition of a number of entities in fiscal 2006, which were not significant individually: the coal gasification business of the Swiss Sustec-Group; Wheelabrator Air Pollution Control, Inc., USA, a supplier of air pollution control and reduction products and solutions for the coal-fired power and industrial market, both belonging to the Sector Energy, Fossil Power Generation division; Electrium, UK, vendor of electrical installation systems; and Bewator, Sweden, a supplier of products and systems for access control solutions, both belonging to Sector Industry, Building Technology division.

Dispositions and Discontinued operations

•	By the end of September 2008, the Siemens enterprise networks business, reported in discontinued operations and formerly part of Com, was brought into the joint venture Enterprise Networks Holding BV, the Netherlands. In exchange, Siemens received a 49% stake in Enterprise Networks Holdings BV, while the remaining 51% are held by The Gores Group, USA, which contributed two entities—Enterasys and SER Solutions—to the joint venture. Commencing with closing of the transaction, Siemens accounts its remaining equity interest under the equity method;

•	The sale of SV, reported as discontinued operations, to Continental AG, Hanover, Germany, closed at the beginning of December 2007;

•	In April 2007, Siemens contributed its carrier-related operations reported as discontinued operation and Nokia Corporation (Nokia), Finland contributed its Networks Business Group into Nokia Siemens Networks BV, the Netherlands (NSN), in exchange for shares in NSN. Siemens and Nokia each own an economic share of approximately 50% of NSN. Beginning in April 2007, Siemens accounts its remaining interest in NSN under the equity method;

•	In August 2006, Siemens sold the majority of its Dematic business, which consisted of the Distribution and Industry Logistics (DI) and Material Handling Products (MHP) divisions both presented in Other Operations; and

•	At the beginning of April 2006, the former operating segment Siemens Business Services (SBS) closed the sale of its Product Related Services (PRS) business to Fujitsu Siemens Computers (Holding) BV.

For a detailed discussion of our acquisitions, dispositions and discontinued operations, see “Notes to Consolidated Financial Statements.”

Financial Performance Measures

In addition to measures of financial performance calculated in accordance with IFRS, we used the metrics ROCE and Free cash flow as performance indicators with a focus on capital efficiency and cash generation. We also used economic value added (EVA) as a measure for the performance of each of our former Groups and through and including fiscal 2007 also of our Company as a whole.

The measures and targets for ROCE, EVA and Free cash flow are defined as follows:

•	ROCE is defined as Income from continuing operations (before interest) divided by average capital employed. Income from continuing operations (before interest) is defined as Income from continuing operations (as presented in the Consolidated Financial Statements) excluding Other interest income (expense), net (as presented in the Notes to Consolidated Financial Statements) and excluding taxes on Other interest income (expense), net. Capital employed is defined as Total equity plus Long-term debt plus Short-term debt and current maturities of long-term debt minus Cash and cash equivalents, each as presented in the Consolidated Financial Statements, plus Liabilities associated with assets classified as held for disposal minus Assets classified as held for disposal, both relating to discontinued operations and as presented in the Notes to Consolidated Financial Statements.

•	EVA compares the net operating profit after tax of a former Group to the costs of capital for the average capital employed in the business of that Group.

•	Free cash flow presented in the Notes to Consolidated Financial Statements is defined as net cash provided by (used in) operating activities (continuing operations), less Additions to intangible assets and property, plant and equipment (continuing operations).

Other companies that use EVA, ROCE or Free cash flow may define and calculate these measures differently.

Description of Business

Beginning with the third quarter of fiscal 2008, our financial reporting comprises six reportable segments. These segments consist of:

•	three Sectors Industry, Energy and Healthcare, which are reported along with fourteen Divisions which comprise the Divisions Industry Automation, Drive Technologies, Building Technologies, OSRAM, Industry Solutions and Mobility belonging to the Industry Sector, the Divisions Fossil Power Generation, Renewable Energy, Oil & Gas, Power Transmission and Power Distribution belonging to the Energy Sector and the Divisions Imaging & IT, Workflow & Solutions and Diagnostics belonging to the Healthcare Sector,

•	two Cross-Sector Businesses Siemens IT Solutions and Services and Siemens Financial Services and

•	Equity Investments.

The following figure shows Siemens’ reporting structure:

Industry

The Industry Sector offers a complete spectrum of products, services and solutions for efficient use of resources and energy and for improvements of productivity in industry and infrastructure. Our integrated technologies or holistic solutions address primarily industrial customers, such as process and manufacturing industries, and infrastructure customers, especially in the areas of transport, buildings and utilities. The portfolio spans industry automation and drives products and services, building, lighting and mobility solutions and services and system integration and solutions for plant businesses. The Sector consists of six Divisions: Industry Automation, Drive Technologies, Mobility, Industry Solutions, Building Technologies and OSRAM. These six divisions essentially reflect the business activities of the former Groups Automation and Drives (A&D), Transportation Systems (TS), Industrial Solutions and Services (I&S), Siemens Building Technologies (SBT) and OSRAM.

The following chart provides key financial data concerning the Industry Sector.

Year ended
September 30, 2008

Total revenue	€38.085 billion
External revenue	€36.908 billion
External revenue as percentage of Siemens revenue	47.73%
Sector profit	€3.861 billion

The following chart shows the geographic distribution of the Industry Sector’s revenue in fiscal 2008.

The Industry Automation Division offers automation systems such as programmable logic controllers and process control systems, low-voltage switchgear such as circuit protection and distribution products, sensors such as process instrumentation and analytics and industrial software such as product lifecycle management and manufacturing execution systems software. The Division’s portfolio ranges from standard products and systems for the manufacturing, process and construction industries to solutions for whole industrial vertical markets that encompass the automation of entire automobile production facilities and chemical plants. In May 2007, to enhance its industrial software portfolio, the Division acquired UGS Corp., a Texas (USA) based leading provider of product lifecycle management software and services. This Industry Automation Division inherited major parts of the former A&D Group.

The Drive Technologies Division offers integrated technologies that cover a wide range of drive applications with electrical components such as standard motors and drives for conveyor belts, pumps and compressors, heavy duty motors and drives for rolling steel mills, compressors for oil and gas pipelines and mechanical components such as gears for wind turbines and cement mills. Drive Technologies offers products such as automation systems and services for production machinery and machine tools and complete surface mount technology placement systems that mount components onto printed circuit boards. The Division’s portfolio includes standard products as well as industry-specific control and drive solutions for wind power, metal forming, printing and electronic manufacturing as well as solutions for manufacturers of glass, wood, plastic, ceramic, textile and packaging equipment and crane systems. The Division also inherited major parts of the former A&D Group. During fiscal 2008, the Siemens Management Board decided to carve out the surface mount technology placement systems business into a legal sub-group consisting of separate legal entities in Germany and other countries.

The Building Technologies Division offers products, services and solutions for building automation, comfort, building safety and security and building operations. In addition, the Division provides energy solutions and services, aiming to improve a building’s energy cost, reliability and performance while minimizing impact on the environment. The Division’s broad range of offerings includes heating and ventilation controls, security systems and devices such as intruder detection, video surveillance and building access control, fire safety solutions such as fire detection, protection alarm systems and non-water based fire extinguishing and electrical installation equipment for buildings such as switches, sockets and circuit breakers. All these offerings are focused towards commercial, industrial, public and residential buildings. The Division inherited all businesses of the former SBT Group as well as the electrical installation equipment business of the former A&D Group.

OSRAM supplies lighting solutions for all aspects of life and living environments, providing its customers with an extensive product portfolio of lamps such as incandescent, halogen, compact fluorescent, fluorescent, high-intensity discharge and Xenon lamps, opto-electronic semiconductor light sources such as light emitting diodes (LEDs), organic LEDs, high power laser diodes, LED systems and LED luminaires, relevant electronic equipment such as electronic ballasts and lighting control and management systems as well as precision material and components. These products are used in applications in households, in industrial and commercial applications and in public spaces and infrastructure. In fiscal 2008, the division sold its Global Tungsten Powder business with products such as glass for bulbs, phosphor powders, tungsten and other metals for filaments. The Division inherited all businesses of the former OSRAM Group.

The Industry Solutions Division is Siemens’ systems integrator and solutions provider for industrial plant businesses, and covers planning, construction, operation and maintenance over a plant’s entire lifecycle. The Division helps to increase the productivity and competitiveness of enterprises in various industries—and to meet the need for environmentally compatible solutions—with its water processing and raw material processing systems. Our systems and processes are applied for iron and steel production such environmental technologies and strip rolling and in pulp and paper, cement, marine and mining industries. We also offer treatment equipment for the treatment of potable water and wastewater such as membranes and lab water/high purity water systems, treatment and outsourcing solutions for industrial wastewater, electrical and automation solutions for municipal wastewater and water transport as well as water treatment services. The division inherited a substantial share of businesses of the former I&S Group.

The Mobility Division’s goal is to network distinct transportation systems with one another to move people and goods efficiently. The Division combines Siemens’ products, solutions and services in operating systems for rail transportation such as central control systems, interlockings and automated train controls, for road traffic including traffic detection, information and guidance, for airport logistics including cargo tracking and baggage handling, for postal automation including letter parcel sorting, and for rail electrification, as well as rail vehicles for mass transit, regional, long-distance transportation, and locomotives. The Division inherited the businesses of the former TS Group as well as the postal automation, airport logistics and road traffic solutions business of the former I&S Group.

The Industry Sector sells its products primarily through its sales force in Germany and through dedicated personnel in Siemens’ worldwide network of regional sales units. Apart from direct sales a larger fraction of our sales reaches our end customers through original equipment manufacturers, solution providers, installers, general contractors, third-party distributors and independent agents. Our small project businesses (e.g. Building Technologies) have a decentralized business organization with a local branch network to deliver solutions and services to our customers.

Overall, the end customers of the Industry Sector are industrial and infrastructure customers, which can be grouped in markets such as construction & real estate, transport & logistics (e.g. transport authorities), metals & mining, machinery, utilities and automotive.

The Industry Sector addresses customers and markets globally, with important growth regions in the emerging countries, such as those in the Asia-Pacific region. Apart from the Siemens Brand we market some parts of our portfolio under different brand names (such as OSRAM and Sylvania for lighting products or Flender for gears) depending on geography and technology.

The large size of some of our projects (especially in the Mobility Division and in parts of the Industry Solutions and Building Technologies Divisions) occasionally exposes us to risks associated with technical performance, a customer or a country. In the past, we have experienced losses in connection with such risks. For additional information with respect to our long-term contracts, Item 3: “Key Information—Risk Factors.”

We have manufacturing locations throughout North and South America, Western and Eastern Europe and Asia, allowing us to stay close to our major customers and keep shipping charges low. In recent years, materials costs have been negatively affected by significant price increases for metals, energy and other raw materials. We continue to work on reducing the use of hazardous materials (e.g. mercury or lead) or to substitute for these in our products and processes. Sustainable products, such as energy-saving lamps, coking coal free iron production processes (COREX), energy efficient motors, and energy management play a major role in our innovation strategy.

Average product lifetimes in our product businesses tend to be short (typically from one to five years from introduction) and are even shorter where software and electronics play an important role. The lifecycle in our solutions businesses tends to be longer, as we support our customers with significant service business through the whole lifecycle of their infrastructures.

No single competitor has a broad business portfolio similar to that of the Industry Sector. Our principal competitors with broad portfolios are multinational companies such as ABB, Alstom, Bombardier, Emerson, General Electric, Honeywell, Johnson Control, Philips, Schneider Electric and Tyco. In our industry consolidation is occurring on several levels. Suppliers of automation solutions have supplemented their activities with actuator or sensor technology. Suppliers of components and products have supplemented their portfolio with adjacent products for their sales channels.

Moreover, our Divisions compete with many specialized companies. The main competitors of our Industry Automation Division are ABB, Schneider Electric, Rockwell and Emerson Electric. Within its Product Lifecycle Management business the Division also competes among others with Dassault Systemes and PTC. Competitors of our Drive Technologies Division include companies with broad business portfolios such as ABB, Emerson and Mitsubishi Electric but also specialist companies such as Fanuc, SEW and Baldor. For our Building Technologies Division, the main global competitors of its solutions businesses are large system integrators such as Tyco, Honeywell, Johnson Controls, UTC and Bosch as well as Schneider Electric in some markets. The security business is also facing increased competition from information technology (IT) integrators due to the convergence of physical and IT security. The main competitors of Building Technologies’ products business are large multi-national suppliers such as GE, Johnson Controls, Honeywell, Bosch and Schneider Electric. We also face competition from niche competitors and from new entrants, such as utility companies and consulting firms, exploiting the fragmented energy efficiency market. Competitors of our Industry Solutions Division vary by business area and region. They range from large, diversified multinational to small, highly specialized local companies. Industry Solutions’ main competitors internationally include ABB, General Electric, SMS, Danieli and Veolia. In the worldwide lighting market, as a result of acquisitions and consolidations over the last decades, OSRAM, Philips and General Electric are the key players today. Price competition is intense in some areas of both the traditional and innovative lighting product markets, due to competition among Philips, OSRAM, General Electric and the Japanese LED manufacturer Nichia, as well as rising competition from new entrants, including a growing number of Chinese manufacturers. Our Mobility Division competes in its industry globally with a relatively small number of large companies and with numerous small to midsized competitors who are either active on a regional level or specialize within narrow product spectrums. Mobility’s principal competitors are Alstom and Bombardier.

We also compete with many local companies, particularly in the European, Chinese and Indian markets. Asian competitors are generally focused on large-scale production and cost cutting. European competitors are focused on high quality lifecycle service. Nevertheless, most of our major competitors have established global bases for their businesses. In addition, competition in the field has become increasingly focused on technological improvements and price. Intense competition, budget constraints and rapid technical progress within our industry place significant downward pressure on prices. In addition, competitors continuously shift production to low-cost countries.

Energy

The Energy Sector offers a wide spectrum of products, services and solutions for the generation, transmission and distribution of power, and for the extraction, conversion and transport of oil and gas. The Sector primarily addresses the needs of energy providers, but also serves industrial companies, particularly in the oil and gas industry. The Energy Sector consists of six Divisions: Fossil Power Generation, Renewable Energy, Oil and Gas, Energy Service, Power Transmission and Power Distribution. The first four of these essentially comprise the business activities of the former Power Generation Group and the Oil and Gas activities of the former Industrial Solutions and Services Group. Power Transmission and Power Distribution reflect the business activities of the former Power Transmission and Distribution Group.

The following chart provides key financial data concerning the Energy Sector.

Year ended
September 30, 2008

Total revenue	€22.577 billion
External revenue	€22.191 billion
External revenue as percentage of Siemens revenue	28.70%
Sector profit	€1.434 billion

The following chart shows the geographic distribution of the Energy Sector’s external revenue in fiscal 2008:

The Fossil Power Generation Division offers high-efficiency products and solutions for fossil-based power generation. The offerings extend from gas and steam turbines and generators to complete turnkey power plants. The Division concentrates on turbo generators, gas and steam turbines in the larger power range, with an emphasis on combined-cycle gas and steam power plants. The Division also develops process instrumentation and control systems for all types of power plants and for use in power generation, including information technology solutions providing management applications from the plant to the enterprise level and is working on the development and production of systems based on emerging technologies such as fuel cells and fuel gasification. Fossil Power Generation has stakes in joint ventures such as Areva NP in the nuclear power sector and the Russian power plant supplier Power Machines. The Division is also represented in a number of joint ventures in China, including an increasing share in Shanghai Electric Power Generation Equipment Co.

The Renewable Energy Division provides solutions for the production of electricity out of renewable energy sources, including wind, photovoltaic and hydropower. In the rapidly growing global wind power market, the Division builds wind turbines from 1.3 MW to 3.6 MW with rotor diameters spanning 62 to 107 meters for on- and offshore applications; provides service to off- and onshore wind farms; in coordination with other Divisions within the Energy Sector the Division ensures the efficient linking of wind farms to power grids. In addition to wind power and solar power, Siemens holds a minority stake in a joint venture in hydropower generation, Voith Siemens Hydro Power Generation, which is accounted for using the equity method.

The Oil & Gas Division supplies products and solutions for production, transport and processing of oil, gas and water, which are used in the oil and gas industries as well as other industries. The portfolio includes steam and gas turbines in the small and medium range as well as process turbocompressors, generators, power generation and distribution solutions, process and automation technology and integrated IT solutions. The Division’s activities encompass design, engineering and supply.

The Energy Service Division offers comprehensive services for complete power plants and for rotating machines such as gas and steam turbines, generators and compressors. These services utilize advanced plant diagnostics and systems engineering. The Division is also responsible for power plant maintenance and operations and the provision of emissions control services and systems. All financial results relating to the Energy Service Division are reflected in the Fossil Power Generation Division and the Oil & Gas Division and are therefore not reported separately.

The Power Transmission Division covers high-voltage transmission solutions, power transformers, high-voltage switching products and systems, and innovative alternating and direct current transmission systems. The Division supplies energy utilities and large industrial power users with equipment, systems and services used to process and transmit electrical power from the source, typically a power plant, to various points along the power transmission network. In the power transmission process, electricity generated by a power plant is transformed to a high voltage that can be transported efficiently over long distances along overhead lines or underground or subsea cables. This voltage step-up occurs at or near the site of the power plant, and requires transformation, control, transmission, switching and protection systems. High-voltage power then passes through one or more substations, which use distribution switchgear to control the amounts delivered, circuit breakers and surge arresters to protect against transmission hazards and transformers to step-down the voltage to a medium level for safe distribution in populated areas.

Since October 2007, Power Transmission has secured key components through its participation in a joint venture with Infineon Technologies AG in Germany for design, manufacturing and sale of high performance semiconductors. The Division also fosters Siemens’ Russian market presence through a new joint venture with Elektrozavod OJSHC for project management and engineering of high voltage substations.

The Power Distribution Division combines medium-voltage components, systems and solutions, power automation solutions and products as well as services for power equipment and transmission and distribution networks. The Division supplies energy utilities and large industrial power users with equipment, systems and services used to process and distribute power via a distribution grid to the low voltage grid and the end-user respectively. Metering systems measure and record the locations and amounts of power transmitted.

Power Transmission together with Power Distribution provides customers with: turnkey transmission systems and distribution substations; discrete products and equipment for integration by our customers into larger systems; information technology systems and consulting services relating to the design and construction of power transmission and distribution networks. These include power systems control equipment and information technology systems, transformers, high voltage products and power equipment for both alternating and direct current transmission systems; protection and substation control systems; and medium voltage equipment, including circuit breakers and distribution switchgear systems and components.

In addition to equipment and systems, the Power Transmission and Power Distribution Divisions offer a growing range of services and integrated solutions for various stages in the power transmission and distribution process. The Power Transmission and Power Distribution Divisions provide analytical and consulting services, as well as equipment and systems, in the power quality field that are designed to improve the availability and reliability of power transmitted by analyzing and reducing the causes of power fluctuations and failures. Power quality systems and services have become increasingly important with the growing use of sensitive computerized, electronic and other equipment requiring continuous power with very little fluctuation in voltage or frequency.

Overall, the principal customers of the Energy Sector are large power utilities and independent power producers and power distributors, construction engineering firms and developers. Due to ongoing deregulation in the power industry, our customer base continues to diversify from one formerly composed almost exclusively of power utilities responsible for all stages of power generation, transmission and distribution to one that includes an increasing number of independent system operators and power distributors supplying services at different points of the power generation, transmission and distribution network. Because certain significant areas of our business, such as power plant construction, involve working on medium- or longer-term projects for customers who may not require our services again in the short term, our most significant customers will tend to vary significantly from year to year. In fiscal 2008, Kahramaa in Qatar, Shuaibah Water and Electricity Company in Saudi Arabia, Marchwood

Power Ltd in the United Kingdom, Dubai Electricity & Water Authority in Dubai, Sloe Centrale B.V. in the Netherlands and Doosan Heavy Industries and Construction Co., Ltd. in South Korea were among the Sector’s largest customers. The Energy Sector is generating an increasing portion of revenue from its oil and gas activities as well as from industrial customers, who represent an important market for smaller turbines and compressor solutions. While regions in the developing world represent growth markets for power generation, transmission and distribution products and systems, our activities there can also expose us to risks associated with economic, financial and political disruptions that could result in lower demand or affect our customers’ abilities to pay.

Our revenues derive mainly from power plant construction, service and maintenance. We have further increased our sales to oil and gas and industrial customers, providing them with equipment and systems for exploration, processing and production, as well as power networks associated with manufacturing facilities. The Energy Sector’s revenue is strong in nearly all areas of activity due to high order levels and positive market development. Revenues are evenly distributed geographically, with significant revenues in Europe and the region comprising Asia, Australia and the Middle East. As to our Fossil Power Generation Division, the worldwide market for new power plants is near the high level experienced in the early 2000s. The development in 2008 was driven primarily by strong economic development in China, which again was the strongest single market for worldwide power equipment orders in fiscal 2008. In the next several years, we foresee that the demand for power generation products in China could slow, although this might be compensated for by rising demand in other regional markets including Middle East, Russia, India and rest of Asia. The increasing need to replace older, mainly coal-fired units in industrialized countries has contributed to increased demand. This relatively high level of demand causes tight external supply markets, which are expected to relax over the next several years. The sustained and significant increase in oil and gas prices in recent years, ongoing ecological discussions and uncertainty relating to fuel markets together create uncertainty surrounding the expected distribution of demand among gas, steam and nuclear power plants. As to our Oil & Gas Division, market development is driven by growing demand for energy and business activities vary from component delivery and relatively small projects to complex process solutions. The Power Transmission and Power Distribution Divisions generate their revenue from project business, as well as from sales of systems, equipment and services. A relatively small portion of the Divisions’ project business involves construction of large power networks and other projects with project values of more than €50 million each. Although the order volume from larger projects increased compared to the previous fiscal year, in fiscal 2008, most of Power Transmission’s and Power Distribution’s business was still generated from smaller projects and sales of systems and components to a large number of smaller customers. Power Transmission and Power Distribution focus on emerging markets in Brazil, China, India and the Middle East. Both divisions also focus on mature markets with large modernization and new installation potential such as the United States, Russia and Spain.

We distribute our systems, components and services through our own dedicated sales force and through dedicated personnel in the regional Siemens sales units worldwide.

Fossil Power Generation’s market has a relatively small number of companies, some with very strong positions in their domestic markets. Siemens’ principal competitors in gas turbines are General Electric (GE), ALSTOM Power and Mitsubishi Heavy Industries; and in steam turbines are ALSTOM Power, BHEL, Toshiba and GE. In China, Chinese manufacturers are mainly focused on their large steam home market. In instrumentation and controls, ABB is Siemens’ principal competitor. Siemens’ principal renewable energy competitors in the growing wind turbine market are Vestas, Gamesa, Enercon and GE, with smaller and low-cost competitors increasingly challenging the dominant players’ large market share. The oil and gas market is characterized by a relatively small number of companies, some with very strong market positions, including our principal competitors in automation and controls, ABB, Honeywell and GE, and in rotating equipment (compressors and steam and gas turbines), GE, Solar, MAN Turbo and Dresser Rand.

Competition in power transmission and distribution markets comes primarily from a small group of large, multinational companies offering a wide variety of products, systems and services. In power transmission, Siemens’ key global competitors are ABB and Areva. Further competition comes from regional and niche manufacturers and, increasingly, local competitors in low-cost countries such as India and China. In power distribution, Siemens’ key competitors are ABB, Schneider and Areva, as well as regional competitors in certain markets such as China and India where local competitors have lately also begun to venture into export markets. Increasing international competition from local and regional competitors in low-cost countries is one driver for the participation of Power Transmission and Power Distribution in several joint ventures in China, our largest single transmission and distribution market.

The Energy Sector’s business activities vary widely in size from component delivery and comparatively small projects to turnkey contracts for new power plant construction with contract values of more than half a billion euros each. The large size of some of our projects occasionally exposes the Energy Sector to risks related to technical performance, a customer or a country. For additional information about our long-term contracts, see Item 3: “Key Information—Risk Factors.”

Healthcare

The Healthcare Sector develops, manufactures and markets diagnostic and therapeutic systems, devices and consumables, as well as information technology systems for clinical and administrative purposes. The Sector provides technical maintenance, professional and consulting services, as well as financing services together with Siemens Financial Services.

The following chart provides key financial data concerning the Healthcare Sector.

Year ended
September 30, 2008

Total revenue	€11.170 billion
External revenue	€11.116 billion
External revenue as percentage of Siemens revenue	14.38%
Sector profit	€1.225 billion

The following chart shows the geographic distribution of the Healthcare Sector’s external revenue in fiscal 2008:

The Healthcare Sector comprises the former Medical Solutions Group. Following our recent acquisitions in the field of in-vitro diagnostics, Siemens formed an integrated healthcare company, offering its customers a unique and comprehensive portfolio of medical solutions across the value-added chain—ranging from medical imaging, in-vitro diagnostics, interventional systems to clinical IT—all from a single source.

The Imaging & IT Division comprises our medical imaging systems, including x-ray, computed tomography, magnetic resonance, molecular imaging and ultrasound, as well as computer-based workstations, enabling the healthcare professional to retrieve and process relevant information. Our imaging systems are used to generate morphological and functional images of the human body. This information is used both for diagnostic purposes and in preparation for potential treatment, including interventional and minimally-invasive procedures. The Division also includes information technology systems, which are used to digitally store, retrieve and transmit medical images and other clinical and administrative information. Our solutions also include knowledge-based technologies for assisting diagnoses and facilitating efficient workflows in health care environments.

The Workflow & Solutions Division provides integrated solutions for disease areas such as cardiology, oncology, women’s health, urology, surgery and audiology. The portfolio includes x-ray imaging systems for mammography and surgery applications as well as urology systems; oncology care systems including linear accelerators used for cancer therapy; and audiology products (hearing aids) and their related products and supplies. The Division is also responsible for product related services and consulting services.

The Diagnostics Division comprises our in-vitro diagnostics businesses. In-vitro diagnostics is based on the analysis of bodily fluids such as blood or urine, and supplies vital information for the detection and management of disease, and also for an individual patient’s risk assessment. Our portfolio represents a full range of diagnostic testing systems and consumables, including clinical chemistry and immunodiagnostics, molecular diagnostics (i.e. testing for nucleic acids), hematology, hemostasis, microbiology, point-of-care testing and clinical laboratory automation solutions. We entered the in-vitro diagnostics business through the acquisitions of Diagnostic Products Corporation (DPC), the Diagnostics Division of Bayer AG, and the acquisition of Dade Behring, Inc., which closed in November 2007. For additional information on the acquisitions of DPC, Bayer Diagnostics and Dade Behring, see “Notes to Consolidated Financial Statements.”

The Healthcare Sector also provides electromedical systems through our joint venture Dräger Medical of Lübeck, Germany. The portfolio of Dräger Medical includes solutions for patient monitoring, aneastesia and respiratory care, which are primarily used during critical care and surgery.

The customers of the Healthcare Sector include healthcare providers such as hospital groups and individual hospitals, group and individual medical practices, reference and physician office laboratories and outpatient clinics. We typically sell the majority of our product spectrum through direct sales persons who are located within our operations in the individual countries where our products are sold and supported by product specialists. In addition, in some countries we sell primarily low-end products (such as low-end ultrasound and low-end x-ray) through dealers. Our in-vitro diagnostics product spectrum, while typically sold through a dedicated diagnostics sales force, is in some regions sold through dealer relationships. A small portion of our revenue involves delivery of certain of our products and components to competitors on an original equipment manufacturer (OEM) basis. Our products are serviced primarily through our own dedicated personnel.

We have research and development and OEM cooperation agreements with various companies, including with Bruker, in the field of magnetic resonance imaging; Toshiba, in the field of ultrasound and magnetic resonance imaging; Matsushita, for low-and mid-range ultrasound systems; and Jeol in the field of in-vitro diagnostics. We also have joint ventures including with Philips and Thales, to manufacture flat panel detectors for medical imaging; and with Mochida Pharmaceutical Co. Ltd., in the field of ultrasound in Japan.

Our principal competitors in medical imaging are General Electric, Philips, Toshiba, Hitachi and Hologic. Other competitors include McKesson and Cerner, for healthcare information technology systems; Sonova (formerly Phonak), William Demant and GN Resound, for audiology (hearing aids); Elekta and Varian Medical, for oncology care systems; and Roche, Abbott and Beckman Coulter, for in-vitro diagnostics. The trend toward consolidation in our industry continues. Competition among the leading companies in our field is strong, including with respect to price.

Equity Investments

During fiscal 2008, the scope of the former segment Strategic Equity Investments (SEI) was expanded and SEI was renamed as Equity Investments. Results for Equity Investments are stated on a retroactive basis to provide a meaningful comparison with prior periods. In general, the segment Equity Investments comprises investments of Siemens, accounted for by the equity method, at cost, or as assets held for sale, and current available-for-sale financial assets, which are not allocated to a Sector, a Cross-Sector Business, SRE, Pensions or Treasury for strategic reasons.

The main investments within Equity Investments are:

•	Nokia Siemens Networks B.V. (NSN): NSN began operations in the third quarter of fiscal 2007 and includes the carrier-related operations of Siemens and the Networks Business Group of Nokia. NSN is a leading supplier in the telecommunications infrastructure industry.

•	BSH Bosch und Siemens Hausgeräte GmbH (BSH): BSH is a leading manufacturer of household appliances, offering an extensive range of innovative products tailored to customer needs and global megatrends alike. BSH was founded as a joint venture in 1967 between Robert Bosch GmbH and Siemens.

•	Fujitsu Siemens Computers (Holding) B.V. (FSC): FSC is one of Europe’s leading IT manufacturer, offering a broad array of innovative products, services and infrastructure solutions. FSC was established as a joint venture holding company by Fujitsu Limited and Siemens in 1999. In fiscal 2006, FSC acquired the Product Related Services (PRS), the service and maintenance business of the former Siemens Business Services (SBS). As of September 30, 2008, our investment in FSC is classified as held for sale. At the beginning of November 2008 Siemens signed an agreement to sell its 50% stake in FSC to Fujitsu Limited. The transaction, which is subject to the approval of regulatory authorities, is expected to close in the third quarter of fiscal 2009.

Further main investments within Equity Investments resulted from organizational adjustments:

In the fourth quarter of fiscal 2008, Siemens sold a 51% stake in Siemens Enterprise Communications GmbH & Co. KG (SEN) a leading provider of open communications solutions for enterprise customers to The Gores Group, U.S, which contributed a network equipment and security solutions provider as well as a call center software company to complement the SEN business and form a new company called Enterprise Networks Holding B.V. (EN) based in the Netherlands. During the fourth quarter of fiscal 2008, Siemens’ share of 49% in the newly formed EN business was included in Equity Investments. SEN was previously reported within discontinued operations.

Also at the end of fiscal 2008, Siemens’ stake of 49% in Krauss-Maffei Wegmann GmbH & Co. KG, which was formerly reported within Corporate Items, was reclassified as part of Equity Investments. Krauss-Maffei Wegmann has a leading position in the defence technology market.

Furthermore during the fourth quarter of fiscal 2008 we transferred our share of 50% in Siemens Elin Buildings & Infrastructure GmbH & Co. KG, Austria, a provider of technical building equipment and installation services, to Equity Investments. Siemens Elin Buildings & Infrastructure GmbH & Co. KG was previously reported within Other Operations. Beginning of fiscal 2009, Siemens Elin Buildings & Infrastructure GmbH & Co. KG was renamed as ELIN GmbH & Co. KG.

Beginning of fiscal 2009, Siemens closed the sale of Siemens Home and Office Communication Devices GmbH & Co. KG (SHC) to ARQUES Invest Potenzial GmbH, Germany, which was renamed as Gigaset Communications GmbH (GC). In fiscal 2008, SHC was wholly owned by Siemens and reported within Other Operations. During the fourth quarter of fiscal 2008, Siemens acquired a stake of 19.8% in ARQUES Value Development GmbH, which owns all shares of GC. Our stake in ARQUES Value Development GmbH is reported within Equity Investments as of September 30, 2008. GC focuses on cordless phones and broadband and home entertainment devices.

For additional information on investments held in Equity Investments, see Item 5: “Operating and Financial Review and Prospects—Fiscal 2008 Compared to Fiscal 2007—Segment Information Analysis—Equity Investments,” Item 7: “Major Shareholders and Related Party Transactions—Related Party Transactions,” as well as “Notes to Consolidated Financial Statements.”

Siemens IT Solutions and Services

Siemens IT Solutions and Services designs, builds and operates both discrete and large scale information and communications systems. Siemens IT Solutions and Services offers comprehensive information technology and communications solutions from a single source. While mainly performing operations related services, we create solutions for customers by drawing on our management consulting resources to redesign customer processes; on our professional services to integrate, upgrade, build and install information technology systems; and on our operational capabilities to run these systems on an ongoing basis.

The following chart provides key financial data concerning Siemens IT Solutions and Services.

Year ended
September 30, 2008

Total revenue	€5.325 billion
External revenue	€3.845 billion
External revenue as percentage of Siemens revenue	4.97%
Profit	€144 million

The following chart shows the geographic distribution of Siemens IT Solutions and Services’ external revenue in fiscal 2008:

In its current form, Siemens IT Solutions and Services offers its solutions and services to external customers in the following areas:

•	Industry-Energy-Healthcare, which includes the automotive, discrete manufacturing, mobility and process industries as well as the energy and healthcare markets;

•	Public sector, which includes defense & intelligence, public security, employment services and public administration; and

•	Service industries, which includes customers in telecommunications and internet services, media, and in financial services and consulting services.

On a combined basis, Siemens is the largest customer of Siemens IT Solutions and Services, accounting for 28% of total revenue in fiscal 2008.

The types of services we offer include:

•	project-oriented consulting, design and implementation services, such as selecting, adapting and introducing new solutions to support business processes, as well as integration of systems and enterprise applications.

•	outsourcing services (full-scale IT operations spanning hosting, call center, network and desktop services) as well as operation of selected business processes (e.g. financial services back-office operations).

•	software development such as design and implementation of software solutions for the three Siemens Sectors Industry, Energy and Healthcare as well as for external customers. In fiscal 2009, Siemens will create a central software house within Corporate Technology. This software house will include our software programming capabilities for the three Siemens Sectors.

Siemens IT Solutions and Services’ solutions and services are designed to support the following core processes of our customers:

•	customer relationship management, to assist businesses in aligning their organizations to better serve the needs and requirements of their customers;

•	business information management, to improve our customers’ business processes, including services and solutions for business information, document and product data management;

•	supply chain management, to facilitate the efficient interplay of all of a business’ operational processes with those of its suppliers;

•	enterprise resource management, to optimize a customer’s internal management and production processes; and

•	e-commerce systems and solutions in a range of industries, to allow customers to offer a variety of Internet-based services through design and implementation of software for communications and transactions applications.

Most of our consulting and design services involve information technology and communications systems that we also build and operate. At the same time, we also design and build systems and provide services using the software of several companies with which we have established relationships, such as SAP, Microsoft and Fujitsu Siemens Computers.

The largest customers of Siemens IT Solutions and Services in fiscal 2008 included Nokia Siemens Networks (NSN), the BBC, National Savings & Investment, Deutsche Bank and RAG AG.

We have our own sales and delivery force. We operate worldwide in more than 40 countries.

Our most significant competitors vary by region and type of service. A few are global, full-service IT providers such as IBM’s Global Services division, EDS, Accenture, CSC and HP Services. One of our competitors that focuses more narrowly on specific regions or customers is T-Systems, a unit of Deutsche Telekom, in Germany. As a service business, we require strong local presences and the ability to build close customer relationships and provide customized solutions while achieving economies of scale and successfully managing risks in large projects.

The IT services market has recovered but continues to be highly competitive; in fiscal 2008 ongoing commoditization of the IT services industry and the entry of new players such as Indian companies into the European market kept price pressure and the need for cost reduction at a high level, and we expect these trends to continue. According to Gartner, Inc., the IT service market is further consolidating.

We enter into large scale, and sometimes long-term projects. The large size of some of these projects, as well as the long-term frame contracts with our largest customers occasionally expose us to technical performance, customer- or country-related risks. Risks associated with long-term outsourcing contracts remain a management priority at Siemens IT Solutions and Services. For additional information with respect to our long-term contracts, see Item 3: “Key Information—Risk Factors.”

Siemens Financial Services (SFS)

Siemens Financial Services provides a variety of financial services and products both to third parties and, on arm’s length terms, to other Siemens entities and their customers. We are comprised of five business units, which can be classified as either capital businesses (consisting of the Commercial Finance Europe/APAC (COFEA), Commercial Finance U.S. (COFUS) and the Equity component of the business unit Equity & Project Finance) or fee businesses (consisting of the Treasury and Investment Management business unit, the Insurance business unit and the Project and Export Finance component of the business unit Equity & Project Finance). The capital businesses offer vendor programs to external manufacturers and support Siemens sales with leasing and lending programs. The capital businesses also provide receivables financing to external parties and make equity investments in mainly infrastructure projects where Siemens is a principal supplier. However, receivable financing within the Siemens group has been discontinued. The fee businesses support and advise Siemens concerning financial risk management and investment management and provide an important contribution to Siemens by arranging financing for Siemens projects. Most of our fee business is generated internally (i.e. with other Siemens entities as the customer), and most of our capital business is generated externally. Within Commercial Finance businesses, which are our largest capital businesses, we use internal vendors (the Siemens group), but also external vendors and other indirect origination channels such as the secondary market as intermediators to generate leasing and lending business.

We act according to banking industry standards in the international financial markets in our transactions with both Siemens and third parties.

The following chart provides key financial data concerning Siemens Financial Services.

Year ended
September 30, 2008

Total assets	€11.328 billion
Total assets as percentage of Siemens assets	12.00%
Profit	€286 million

Total assets increased from € 8.912 billion at September 30, 2007 to €11.328 billion at September 30, 2008, due to increased activities in purchasing loan receivables from the secondary market by business unit COFEA for the United Kingdom and COFUS for the United States. Lease receivables and equipment leased under operating leases (together accounting for approximately 56% of our assets) were our principal assets at September 30, 2008. The main sources of our earnings are interest income, dividends and fee income, with the latter stemming primarily from our internal advisory businesses.

Commercial Finance Europe/APAC (COFEA) and Commercial Finance U.S. (COFUS). Our principal product in these business units is equipment lease financing, where we typically purchase equipment supplied by various Siemens entities or third-party manufacturers and lease it to the customer for a specified term, generally with an option for the customer to purchase the equipment or renew the lease at the end of the term. Our leasing business consists of finance leases, and of operating leases (21% of the total book value of our leased assets at September 30, 2008) where we take residual risks. We also offer our clients services complementary to our leasing business, including services relating to the management of their leased equipment base and product upgrade services.

Siemens Financial Services plans to modify its assets structure going forward to give greater weight to “commercial finance” and project loans. These are loans that are used not only to finance equipment, but also to provide corporate or project funding, in most cases in senior secured structures. For COFEA we have established a structured finance team through which we participate in large transactions via syndications. This team is also involved in the origination of financings for larger Siemens related transactions. All these transactions are individually assessed by our own risk management team and are intended to be held until maturity.

COFEA purchases trade receivables and other accounts from external customers and COFUS offers our clients asset-based lending, i.e. loans that are primarily secured by accounts receivable and inventory.

COFEA and COFUS finance both Siemens and third-party equipment. The associated Siemens products are delivered primarily by the Healthcare Sector, but to a lesser extent also by Divisions within the Industry and Energy Sectors as well as by Fujitsu Siemens Computers (only COFEA), Siemens IT and Solutions Services.

Equity and Project Finance.  The Equity and Project Finance business unit advises other Siemens entities (e.g., Sectors and Divisions) on project and sales financing transactions. Equity and Project Finance advisory comprises the work of structuring and arranging sales related financing for Siemens Sectors or operating companies and consortia where Siemens is participating. Advisory is supplemented by Centers of Competences to complex and state-of-the art financing topics like Public-, Private Partnerships, as well as Forfeiting and Export- and Investment guarantees. We have built up a global network and cooperate with various financial institutions on both the national and international level. We have established contacts with special international financing institutions like World Bank and Asian Developments Bank as well as with national and international export credit agencies, like Euler Hermes, Coface, Sace and USExim and Japanese Trading Houses, et al. Services are centered around administration, application and issuance of bonds, guarantees and other sureties from banks either for Siemens AG or SFS. Furthermore, Services comprises the letters of credit team. Both Advisory and Services (guarantees) are based and supplemented by its involvement in various corporate governance tasks resulting from corporate directives such as the Credit and Guarantee guidelines.

Through the Equity and Project Finance business unit Siemens Project Ventures GmbH, we also develop and make equity investments in a broad range of infrastructure projects. We concentrate entirely on projects with a visible role for Siemens as a supplier or service provider. Our investment focus is on power projects (thermal and renewable), medical projects and other infrastructure projects such as airports or transportation systems.

From October 1, 2007, Siemens Venture Capital (SVC), Siemens’ corporate venture organization, has been integrated into SFS and is today part of the business unit Equity and Project Finance. Its goal is to identify and fund investments in emerging and innovative technologies that will enhance the core business scope of Siemens, particularly in the focus areas Industry, Energy and Healthcare. Siemens Venture Capital therefore conducts direct investment in start-up companies and indirect investments in Venture Capital funds and has built a Private Equity Advisory business as well.

At September 30, 2008, the equity investment in infrastructure projects and Venture Capital amounted to approximately 4% of the total assets of Siemens Financial Services and 0.4% of the total assets of Siemens.

Treasury and Investment Management.  The Treasury segment of this business unit provides services to Siemens Corporate Finance, including cash management and payment (including inter-company payments) and capital market financing. It is planned to warehouse all short term trade accounts receivable (essentially all with an original tenor of up to 365 days) of the Siemens group at Siemens Corporate Finance under the roof of Siemens Credit Warehouse. The objective of warehousing the group’s trade receivables is central risk management as well as providing the means for receivables securitization, i.e. providing for an additional funding instrument. In addition, we pool and manage interest rate and currency risk exposure of other Siemens entities and, in the name and for the account of Siemens Corporate Finance, enter into derivative financial instruments with third-party financial institutions to offset pooled exposures. Derivative activities in the name of Siemens Corporate Finance are described under Item 11: “Quantitative and Qualitative Disclosure About Market Risk.” We also offer treasury consulting services and cash management systems to third-party customers. The Investment Management segment of this business unit manages pension assets for Siemens and other institutional clients as well as mutual funds. This segment operates in Germany and Austria through its companies Siemens Kapitalanlagegesellschaft mbH (SKAG) and Innovest AG.

Insurance.  This business unit acts as insurance broker for Siemens and external customers. With our Industrial Insurance Solutions we support Siemens and non-affiliated industrial companies as a competent partner for all insurance related matters, such as claims management including risk transfer to insurance and financial markets. We also act as a broker of company-financed insurances for employees on business trips and foreign assignments. With our Private Finance Solutions we offer a wide range of quality products in the areas of insurance, asset management, pensions and home loan banking for staff at Siemens and non-affiliated companies. The focus of our activities is in Germany. We offer our services via the Internet—partly for direct online conclusion.

Most of our fee business is generated internally (with Siemens being our customer), and more than 75% of the profit of our capital business (leasing, loans, receivables financing, asset-based lending, equity investments) is generated externally. Within the Commercial Finance business—our largest capital business—we work with internal vendors (the Siemens entities) and external vendors to generate equipment business, but we also have some direct business. Moreover, we use financial intermediaries (i.e. other banks and financial institutions) for business origination mainly on the secondary markets.

Our main sources of risk are our external customers’ credit risk and the risk associated with our equity portfolio. If the spill-over effects of the financial market crisis into the real economy continue, increased risk charges may be expected. Interest rate and currency exposures are typically matched. The funding for Siemens Financial Services is provided by the Siemens’ corporate treasury.

Our competition mainly includes captive finance companies, independent commercial finance companies and leasing/receivables financing operations related to banks as well as asset management companies. Particularly in the Commercial Finance business, competition consists of many local players and therefore is different from country to country. There are, however, a few international competitors such as General Electric Commercial Finance, CIT Group, Société General Equipment Finance and the De Lage Landen. In the course of the recent credit crisis there are opportunities for financial institutions with a strong balance sheet and funding basis such as SFS as part of Siemens. Some banks have pulled out of the Commercial Finance business, but there is still significant pressure from companies that have not been hit severely by the credit crisis.

Employees and Labor Relations

The following tables show the division of our employees by segments and geographic region as of September 30 for each of the years shown:

Employees by Segments*

	As of September 30,
	2008	2007	2006
	(in thousands)

Industry	222	209	193
Energy	83	73	66
Healthcare	49	43	36
Siemens IT Solutions and Services	41	40	34
Siemens Financial Services	2	2	2
Other**	30	31	40

Total	427	398	371

*	Continuing Operations.

**	Includes employees in corporate functions and services and business units not allocated to any Sector or Cross-Sector Businesses.

Employees by Geographic Region*

	As of September 30,
	2008	2007	2006
	(in thousands)

Europe, C.I.S., Africa	250	237	230
therein Germany	132	126	123
Americas	98	92	83
therein U.S.	69	66	59
Asia, Australia, Middle East	79	69	58
therein China	32	24	21
therein India	17	17	13

Total	427	398	371

*	Continuing operations.

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

In 1994, we closed a site in Hanau, Germany, that we had used for the production of uranium and mixed-oxide fuel elements. A smaller related site in Karlstein, where we operated a nuclear research and service center, was closed in 1989. We are in the process of cleaning up both facilities in accordance with the German Atomic Energy Act. We have developed a plan to decommission the facilities that involves the following steps: clean-out, decontamination and disassembly of equipment and installations, decontamination of the facilities and buildings, sorting of radioactive materials and intermediate and final storage of radioactive waste. This process will be supported by ongoing engineering studies and radioactive sampling under the supervision of German federal and state authorities. The German Atomic Energy Act requires that radioactive waste be transported to a government-developed storage facility, which, in our case, we do not expect to be available until 2030. We expect that the process of decontamination, disassembly and sorting of radioactive waste will continue until 2012. We will be responsible for storing the material until the government-developed storage facility is available. With respect to the Hanau facility, the process of setting up intermediate storage for radioactive waste has neared completion; on September 21, 2006 we received official notification from the competent authorities that the Hanau facility has been released from the scope of application of the German Atomic Energy Act and that its further use is unrestricted under that Act. However, the State of Hessen still requires us to monitor the ground water until uranium levels consistently meet targets set by the State. The ultimate costs of this project will depend, in part, on where the government-developed storage facility is located and when it becomes available. We have a provision of €648 million at September 30, 2008, with respect to this matter. This provision is based on a number of significant estimates and assumptions as to the ultimate costs of this project. We evaluated this amount to be adequate to cover the present value of the costs associated with this project, based on current estimates. For additional information, see “Notes to Consolidated Financial Statements.”

The Directive of the European Parliament and of the Council on the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment (2002/95/EC—RoHS) has an impact on some of our products. The RoHS-Directive bans the use in electrical and electronic equipment of certain hazardous substances. We are complying with the substance bans of the RoHS-Directive. However, with the recent divestitures of SEN and SHC, two of the entities most affected by this directive are no longer members of the Siemens Group, thereby significantly reducing the impact of the directive on Siemens. The current review of the RoHS-Directive by the EU-Commission may lead to changes in the scope of that Directive (e.g. inclusion of medical equipment after 2014), but details are not yet known. Restrictions on the use of certain substances comparable to those of the RoHS-Directive are under discussion in several other states, such as the U.S., Australia, Argentina, China and South Korea.

The Regulation (EC) No 1907/2006 of the European Parliament and of the Council of December 18, 2006 concerning the Registration, Evaluation, Authorisation and Restriction of Chemicals (REACH), which entered into force in part on June 1, 2007, has a certain impact on our business.

We do not expect the existing and the upcoming product related regulations (such as REACH, RoHS and WEEE (Waste Electrical and Electronic Equipment No 2002/96/EC—WEEE)) to have a material adverse affect on our results of operations or financial condition.

In Germany a new Environmental Code (Umweltgesetzbuch) is scheduled for the near future. As a first step, the rules regarding an integrated permit for industrial installations will be transferred from the Federal Immissions Protection Law (Bundes-Immissionsschutzgesetz) to the new Environmental Code. However, we do not expect substantial changes as regards content. The codification mainly targets a better systematic arrangement and simplification of the existing law.

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

It is our policy to comply with environmental requirements and to provide workplaces for employees that are safe, environmentally sound, and that do not adversely affect the health or environment of their communities. We have obtained all material environmental permits required for our operations and all material environmental authorizations required for our products. In fiscal year 2008, as in previous years, we conducted an audit of our environmental compliance, and on that basis we believe that we are in substantial compliance with all environmental and health and safety laws and regulations. In principle, however, there is a risk that we may incur expenditures significantly in excess of our expectations to cover environmental liabilities, to maintain compliance with current or future environmental and health and safety laws and regulations and/or to undertake any necessary remediation.

Property

Siemens and its consolidated subsidiaries have, as of September 30, 2008, approximately 216 production and manufacturing facilities (more than 50% production space ratio) throughout the world. Approximately 90 of these are located in the Europe/C.I.S./Africa region, with approximately 42 in Germany, and approximately 89 are located in the Americas region, with approximately 74 in the United States. We also have 37 facilities in the Asia/Australia/Middle East region. Siemens also owns or leases other properties including office buildings, warehouses, research and development facilities and sales offices in approximately 190 countries.

Siemens’ principal executive offices are located in Munich, Germany.

None of our properties in Germany is subject to mortgages and other security interests granted to secure indebtedness to financial institutions. We have granted security interests in other jurisdictions.

We believe that our current facilities are in good condition and adequate to meet the requirements of our present and foreseeable future operations.

Intellectual Property

Siemens worldwide has several thousand patents and licenses covering its products and services. Research and development is a priority throughout Siemens on a Sector, Cross-Sector Business and Division basis. For a discussion of the main focus of the current research and development efforts of each Sector, see Item 5: “Operating and Financial Review and Prospects—Business Overview—Research and Development.” Siemens also has thousands of trademark registrations worldwide. However, neither the Company, nor any Sector or Cross-Sector Business or Division is dependent on any single patent, license or trademark or any group of related patents, licenses or trademarks.

Legal Proceedings

Public Corruption Proceedings

Governmental and Related Proceedings

Public prosecutors and other government authorities in jurisdictions around the world are conducting investigations of Siemens and certain of our current and former employees regarding allegations of public corruption, including criminal breaches of fiduciary duty including embezzlement, as well as bribery, money laundering and tax evasion, among others. These investigations involve allegations of corruption at a number of Siemens’ business units.

On October 4, 2007, pursuant to the application of the Munich prosecutor, the Munich district court imposed a fine of €201 million on Siemens. According to the court’s decision, a former manager of the former Communications (Com) Group, acting in concert with others, committed bribery of foreign public officials in Russia,

Nigeria and Libya in 77 cases during the period from 2001 to 2004 for the purpose of obtaining contracts on behalf of the Company. In determining the fine, the court based its decision on unlawfully obtained economic benefits in the amount of at least €200 million which the court determined the Company had derived from illegal acts of the former employee, to which an additional fine in the amount of €1 million was added. The decision of the Munich district court and the settlement (tatsächliche Verständigung) entered into the same day with the German tax authorities, and which was reflected in the fiscal 2007 consolidated financial statements, concluded the German investigations into illegal conduct and tax violations only as they relate to Siemens AG and only as to the former Com Group.

The Munich public prosecutor continues to conduct an investigation of certain current and former employees of the Company on suspicion of criminal breaches of fiduciary duty including embezzlement, as well as bribery and tax evasion. The investigation of the Munich public prosecutor extends beyond the former Communications (Com) group. To date, the Munich public prosecutor has announced that groups under investigation include Siemens’ former Power Transmission and Distribution (PTD) group, in which a former member of the Managing Board is a suspect, the former Power Generation (PG) group, the former Medical Solutions (Med) group, the former Transportation Systems (TS) group and Siemens’ IT Solutions and Services group.

The Munich prosecutor also announced an investigation against the former Chairman of the Supervisory Board, the former CEO and other former members of the Supervisory Board and of the Managing Board of Siemens AG. The investigation is based on Section 130 of the German Law on Administrative Offences regarding violations of the duty to take appropriate supervisory measures required to prevent breaches of criminal and administrative law.

In addition, there is a significant number of ongoing investigations into allegations of public corruption involving the Company, certain of our current and former employees or projects in which the Company is involved in a number of jurisdictions around the world, including Argentina, Austria, Bangladesh, China, Germany, Greece, Hungary, Indonesia, Israel, Italy, Malaysia, Nigeria, Norway, Poland, Russia, Switzerland, Vietnam and the U.S. among others. Specific examples include the following:

•	As previously reported, there are ongoing investigations in Switzerland, Italy, and Greece into allegations that certain current and former employees of the former Com Group opened slush fund accounts abroad and operated a system to misappropriate funds from the Company. The Company has learned that Liechtenstein prosecutors have transferred their investigation to Swiss and Munich prosecutors.

•	As previously reported, Milan, Italy and Darmstadt, Germany prosecutors investigated allegations that former Siemens employees provided improper benefits to former employees of Enel in connection with Enel contracts. In Italy, legal proceedings against two former employees ended when the “patteggiamento” (plea bargaining procedure without the admission of guilt or responsibility) by the charged employees and Siemens AG entered into force in November 2006. Prosecutors in Darmstadt brought charges against two other former employees not covered by the “patteggiamento”. In May 2007, the Regional Court of Darmstadt sentenced one former employee to two years in prison, suspended on probation, on counts of commercial bribery and embezzlement. Another former employee was sentenced to nine months in prison, suspended on probation, on counts of aiding and abetting commercial bribery. In connection with these sentences, Siemens AG was ordered to disgorge €38 million of profits. In August 2008, the German Federal Supreme Court (Bundesgerichtshof) reversed the convictions of the former employees on counts of commercial bribery and aiding and abetting commercial bribery. As a consequence, the Federal Supreme Court also reversed the disgorgement order of €38 million of profits by Siemens AG.

•	The public prosecutor in Milan, Italy is investigating allegations as to whether two employees of Siemens S.p.A. made illegal payments to employees of the state-owned gas and power group ENI. In November 2007, the public prosecutor filed charges against the two employees, Siemens S.p.A. and one of its subsidiaries, as well as against other individuals and companies not affiliated with Siemens.

•	The public prosecutor in Wuppertal, Germany is conducting an investigation against Siemens employees regarding allegations that they participated in bribery related to the awarding of an EU contract for the refurbishment of a power plant in Serbia in 2002.

•	The Norwegian government is investigating payments made by Siemens for golf trips in 2003 and 2004, which were attended by members of the Norwegian Department of Defense, and allegations of bribery and overcharging of the Norwegian Department of Defense related to the awarding of a contract for the delivery of communication equipment in 2001.

•	The public prosecutor in Athens, Greece concluded his preliminary investigation relating to allegations of active and passive bribery of public officials, money laundering and aiding and abetting the foregoing, in connection with, among others, a telecom contract relating to the 2004 Olympic Games awarded by the Greek government to Siemens and purchases of telecom equipment by the Hellenic Telecommunications Organization SA (OTE) in the late 1990s. In July 2008, the prosecutor named several suspects, including several former Siemens employees, and transferred the case to an investigative Magistrate’s Court in Athens, which can issue criminal charges against specific individuals. Separately, preliminary investigations continue into allegations of bribery by Siemens of the Greek national railways and of the Greek Ministry of Defense and the Military. The Greek Ministry of Finance has also announced tax probes into the local operations of Siemens.

•	Siemens Zrt. Hungary and certain of its employees are being investigated by Hungarian authorities in connection with allegations concerning suspicious payments in connection with consulting agreements with a variety of shell corporations and bribery relating to the awarding of a contract for the delivery of communication equipment to the Hungarian Armed Forces.

•	The Vienna, Austria public prosecutor is conducting an investigation into payments between 1999 and 2006 relating to Siemens AG Austria and its subsidiary VAI for which valid consideration could not be identified.

•	Authorities in Russia are conducting an investigation into the award of contracts to Siemens for the delivery of medical equipment to public authorities in Yekaterinburg in the years 2003 to 2005.

•	In October 2008, U.S. authorities conducted a search at the premises of Siemens Building Technologies Inc. in Cleveland, Ohio in connection with a previously ongoing investigation into activities with Cuyahoga County government agencies.

•	There are currently numerous public corruption-related governmental investigations in China, involving several divisions of Siemens Ltd. China, primarily the former group Med, but also the former group Automation & Drives and Siemens IT Solutions and Services. The investigations have been initiated by prosecutors in several regions and provinces, including Guangdong, Jilin, Xi’an, Wuxi, Shanghai, Ting Hu, Shandong, Hunan, and Guiyang.

•	The Argentinean Anti-Corruption Authority is conducting an investigation into corruption of government officials in connection with the awarding to Siemens in 1998 of the contract for the development and operation of a system for the production of identity cards, border control, collection of data and voters’ registers. A search was executed at the premises of Siemens Argentina and Siemens IT Services SA in Buenos Aires in August 2008. The Argentinean investigative judge also requested judicial assistance from the Munich prosecutor and the federal court in New York.

•	In June 2008, the court of first instance in Kalimantan Province, Indonesia, found the head of the former Med group of Siemens PT Indonesia not guilty of the allegations that he participated in bribery, fraud, and overcharging related to the awarding of a contract for the delivery of medical equipment to a hospital in 2003. The decision has been appealed by the prosecutor.

As previously reported, the U.S. Department of Justice (DOJ) and the U.S. Securities and Exchange Commission’s (SEC) enforcement division are conducting investigations of possible criminal and civil violations, respectively, by Siemens of the U.S. Foreign Corrupt Practices Act (FCPA), some of which relate to the matters described above. The Company is cooperating with these investigations.

The SEC and the DOJ are also investigating possible violations of U.S. law by Siemens in connection with the Oil-for-Food Program. The Company is cooperating with the SEC and DOJ. A French investigating magistrate commenced a preliminary investigation regarding the participation of French companies, including Siemens France S.A.S., in the Oil-for-Food Program. German prosecutors also began an investigation in this matter in August 2007. Siemens is cooperating with the authorities in France and Germany.

As a result of the above described matters and as a part of its policy of cooperation, Siemens contacted the World Bank and offered to assist the World Bank in any matter that might be of interest to the World Bank. Since that time, Siemens has been in contact with the World Bank Department of Institutional Integrity and intends to continue its policy of cooperation. Siemens was also contacted by representatives of regional development banks, including the Inter-American Development Bank, the Asian Development Bank, the African Development Bank, the European Bank for Reconstruction and Development and the European Investment Bank, regarding anti-corruption inquiries and other matters of relevance to them.

In May 2008, Siemens received a decision issued by the Controller of the United Nations upon the recommendation of the Vendor Review Committee of the United Nations Secretariat Procurement Division (UNPD). According to the decision, which is based on the Fifth and Final Report (IIC Report) of the Independent Inquiry Committee into the United Nations Oil for Food Program, Siemens Medical Solutions was to be suspended for a minimum period of six months, effective as of May 23, 2008, from the UNPD Vendor Roster. Siemens appealed the decision. The review of the decision is pending.

In November 2008, Siemens AG announced that it would accrue a provision in the amount of approximately €1 billion in fiscal year 2008 in connection with ongoing discussions with the Munich public prosecutor, the SEC and DOJ for the purpose of resolving their respective investigations.

Civil Litigation

In February 2007, an alleged holder of Siemens AG American Depositary Shares filed a derivative lawsuit with the Supreme Court of the State of New York against certain current and former members of Siemens AG’s Managing and Supervisory Boards as well as against Siemens AG as a nominal defendant, seeking various forms of relief relating to the allegations of corruption and related violations at Siemens. The suit is currently stayed.

In July 2008, OTE filed a lawsuit against Siemens AG in the district court of Munich, Germany seeking to compel Siemens to disclose the outcome of its internal investigations with respect to OTE. OTE seeks to obtain information with respect to allegations of undue influence and/or acts of bribery in connection with contracts concluded with OTE from 1992 to 2006. On September 25, 2008, Siemens was served with the complaint by the district court.

The Company has become aware of media reports that in June 2008 the Republic of Iraq filed an action requesting unspecified damages against 93 named defendants with the United States District Court for the Southern District of New York on the basis of findings made in the IIC Report. Siemens S.A.S France, Siemens A.S. Turkey and Osram Middle East FZE, Dubai are reported to be among the 93 named defendants. None of the Siemens affiliates have been served to date.

The Company remains subject to corruption-related investigations in the United States and other jurisdictions around the world. As a result, additional criminal or civil sanctions could be brought against the Company itself or against certain of its employees in connection with possible violations of law, including the FCPA. In addition, the scope of pending investigations may be expanded and new investigations commenced in connection with allegations of bribery and other illegal acts. The Company’s operating activities, financial results and reputation may also be negatively affected, particularly due to imposed penalties, fines, disgorgements, compensatory damages, third-party litigation, including by competitors, the formal or informal exclusion from public procurement contracts or the loss of business licenses or permits. As previously reported and as described above, the Munich district court imposed a fine in October 2007 and the Company recorded a provision in fiscal 2008 in connection with the investigations. However, no additional charges or provisions for any such penalties, fines, disgorgements or damages have been recorded or accrued as management does not yet have enough information to estimate such amounts reliably. The Company expects that additional expenses and provisions will need to be recorded in the future for penalties, fines, damages or other charges, which could be material, in connection with the investigations. The Company will also have to bear the costs of continuing investigations and related legal proceedings, as well as the costs of on-going remediation efforts. Furthermore, changes affecting the Company’s course of business or changes to its compliance programs beyond those already taken may be required, including any changes that may be mandated in connection with a resolution of the ongoing investigations.

Siemens’ Response

The Company engaged Debevoise, an independent external law firm, to conduct an independent and comprehensive investigation to determine whether anti-corruption regulations have been violated and to conduct an independent and comprehensive assessment of the compliance and control systems of Siemens. Debevoise reports directly and exclusively to the Compliance Committee of the Supervisory Board and is being assisted by forensic accountants from the international accounting firm Deloitte & Touche.

In July 2008, the Supervisory Board of Siemens AG resolved to claim damages from former members of the former Corporate Executive Committee of the Managing Board of Siemens AG. The claims are based on breaches of their organizational and supervisory duties in view of the accusations of illegal business practices and extensive bribery that occurred in the course of international business transactions and the resulting financial burdens to the Company. Claims are being asserted against ten former executives, including two former Chief Executive Officers of Siemens and a former Chief Financial Officer. Claims for damages are also being brought against one of the aforementioned ten former executives and one additional former member of the Managing Board in connection with payments made to the former head of the independent employee association AUB (Arbeitsgemeinschaft Unabhängiger Betriebsangehöriger). The former executives have been invited to respond to the claims before legal action for damages is taken. In addition, in September 2008, two former chairmen of the Supervisory Board, one of whom is also a former CEO and referred to above, have been invited to respond to allegations that they had breached their supervisory duties, before the Company considers further steps and the possible enforcement of damage claims against them.

As previously reported, during fiscal year 2007, the Company conducted an analysis of the impact on the Company’s financial statements of issues raised by allegations of violations of anti-corruption legislation. Please refer to Item 5: “Operating and Financial Review and Prospects—Financial Impact of Compliance Matters” of the Annual Report on Form 20-F for the fiscal year ended September 30, 2007. During fiscal year 2008, Debevoise has identified and reported to the Company evidence of payments to business consultants, sales-related intermediaries and cash payments. The Company has analyzed whether such payments were considered in its analysis of income tax non-deductible payments conducted in fiscal 2007 and identified no additional income tax impact from such payments. The Company is also analyzing certain inter-company transactions identified by Debevoise and does not expect a significant impact on its consolidated financial statements from these transactions.

As previously reported, the Company also investigates evidence of additional bank accounts at various locations. The Company is investigating the amount of the funds, as well as whether such funds can be recorded on the Company’s balance sheet. Certain funds have been frozen by authorities. Approximately €11 million was recorded in the Company’s consolidated balance sheet for fiscal 2007, mostly relating to funds paid back by a former officer in January 2007 and funds received from a trust account in October and November 2007. In October and November 2008, the Company recovered additional funds in immaterial amounts from certain such accounts.

The Company has implemented a number of remediation measures to improve the compliance procedures and internal controls and is committed to continuing to diligently and vigorously review its anti-corruption controls and processes. Please refer to Item 15: “Controls and Procedures.”

Antitrust Proceedings

The Company is the subject of antitrust investigations and proceedings in a number of jurisdictions around the world. Specific examples are described below.

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

In December 2006, the Japanese Fair Trade Commission (FTC) searched the offices of more than ten producers and dealers of healthcare equipment, including Siemens Asahi Medical Technologies Ltd., in connection with an investigation into possible antitrust violations. Siemens Asahi Medical Technologies is cooperating with the FTC in the ongoing investigation. In February 2008, the FTC announced its findings. Siemens was found not guilty of participating in antitrust violations, and was therefore not fined or otherwise punished.

In February 2007, the French Competition Authority launched an investigation into possible antitrust violations involving several companies active in the field of suburban trains, including Siemens Transportation Systems S.A.S. in Paris, and the offices were searched. The Company is cooperating with the French Competition Authority.

In February 2007, the Norwegian Competition Authority launched an investigation into possible antitrust violations involving Norwegian companies active in the field of fire security, including Siemens Building Technologies AS. The Company is cooperating in the ongoing investigation with the Norwegian Competition Authority. The Norwegian Competition Authority has not yet announced a schedule for the completion of the investigation.

In February 2007, the European Commission launched an investigation into possible antitrust violations involving European producers of power transformers, including Siemens AG and VA Tech, which Siemens acquired in July 2005. The German Antitrust Authority (Bundeskartellamt) has become involved in the proceeding and is responsible for investigating those allegations which relate to the German market. Power transformers are electrical equipment used as major components in electric transmission systems in order to adapt voltages. The Company is cooperating in the ongoing investigation with the European Commission and the German Antitrust Authority. The European Commission and the German Antitrust Authority have not yet announced a schedule for the completion of their investigation.

In April 2007, Siemens AG and VA Tech filed actions before the European Court of First Instance in Luxemburg against the decisions of the European Commission dated January 24, 2007, to fine Siemens and VA Tech for alleged antitrust violations in the European Market of high-voltage gas-insulated switchgear between 1988 and 2004. Gas-insulated switchgear is electrical equipment used as a major component for turnkey power substations. The fine imposed on Siemens amounted to €396.6 million. The fine imposed on VA Tech, which Siemens AG acquired in July 2005, amounted to €22.1 million. VA Tech was declared jointly liable with Schneider Electric for a separate fine of €4.5 million. The European Court of First Instance has not yet issued a decision. Furthermore, authorities in Brazil, New Zealand, the Czech Republic, Slovakia and South Africa are conducting investigations into the same possible antitrust violations. On October 25, 2007, upon the Company’s appeal, a Hungarian competition court reduced administrative fines imposed on Siemens AG from €0.320 million to €0.120 million and from €0.640 million to €0.110 million regarding VA Tech. We have appealed this decision. In January 2008, the Competition Authority of Slovakia imposed a fine of €3.3 million on Siemens and VA Tech. The Company has filed an appeal against this decision. In June 2008, a court of first instance in the Czech Republic reversed the decision by the national competition authority and ordered the authority to repay to Siemens the €11.7 million fine imposed by the authority. The authority has the right to appeal the decision.

In April 2007, the Polish Competition Authority launched an investigation against Siemens Sp. z.o.o. Poland regarding possible antitrust violations in the market for the maintenance of diagnostic medical equipment. In May 2008, the Authority issued a final decision finding that Siemens Poland had not violated antitrust regulations.

In June 2007, the Turkish Antitrust Agency confirmed its earlier decision to impose a fine of approximately €6 million on Siemens AS Turkey based on alleged antitrust violations in the traffic lights market. Siemens Turkey has appealed this decision and this appeal is still pending. It is possible that as a result of this decision, Siemens could be debarred from participating in public sector tender offers in Turkey for a one- to two-year period.

In December 2007, a suit and motion for approval of a class action was filed in Israel to commence a class action based on the fines imposed by the European Commission for alleged antitrust violations in the high-voltage gas-insulated switchgear market. Thirteen companies have been named as defendants in the suit and motion, among them Siemens AG Germany, Siemens AG Austria and Siemens Israel Ltd. The class action alleges damages to electricity consumers in Israel in the amount of approximately €575 million related to higher electricity prices claimed to have been paid because of the alleged antitrust violations. The court has not yet ruled on the motion for approval of the class action.

Other Proceedings

In February 2007, the Company announced that public prosecutors in Nuremberg are conducting an investigation of certain current and former employees of the Company on suspicion of criminal breach of fiduciary duties against Siemens, tax evasion and a violation of the German Works Council Constitution Act (Betriebsverfassungsgesetz). The investigation related to an agreement entered into by Siemens with an entity controlled by the former head of the independent employee association AUB (Arbeitsgemeinschaft Unabhängiger Betriebsangehöriger) and payments made during the period 2001 to 2006 for which Siemens may not have received commensurate services in return. In April 2007, the labor union IG Metall lodged a criminal complaint against unknown individuals on suspicion that the Company breached the provisions of Section 119 of the Works Council Constitution Act by providing undue preferential support to AUB in connection with elections of the members of the Company’s works councils. In November 2008, the Regional Court of Nuremberg-Fürth found a former member of the Managing Board of Siemens AG guilty of criminal breach of fiduciary duty and tax evasion. The Nuremberg-Fürth prosecutor is also conducting an investigation against two other former members of the Managing Board on suspicion of abetting breach of fiduciary duty.

As previously reported, Siemens requested arbitration against the Republic of Argentina before the International Center for Settlement of Investment Disputes (ICSID) of the World Bank. Siemens claimed that Argentina unlawfully terminated its contract with Siemens for the development and operation of a system for the production of identity cards, border control, collection of data and voters’ registers and thereby violated the Bilateral Investment Protection Treaty between Argentina and Germany (BIT). Siemens sought damages for expropriation and violation of the BIT of approximately U.S.$500 million. Argentina disputed jurisdiction of the ICSID arbitration tribunal and argued in favor of jurisdiction of the Argentine administrative courts. The arbitration tribunal rendered a decision on August 4, 2004, finding that it had jurisdiction over Siemens’ claims and that Siemens was entitled to present its claims. A hearing on the merits of the case took place before the ICSID arbitration tribunal in Washington in October 2005. An unanimous decision on the merits was rendered by the ICSID arbitration tribunal on February 6, 2007, awarding Siemens compensation in the amount of U.S.$217.8 million on account of the value of its investment and consequential damages, plus compound interest thereon at a rate of 2.66% since May 18, 2001. The tribunal also ruled that Argentina is obligated to indemnify Siemens against any claims of subcontractors in relation to the project (amounting to approximately U.S.$44 million) and, furthermore, that Argentina would be obligated to pay Siemens the full amount of the contract performance bond (U.S.$20 million) in the event this bond was not returned within the time period set by the tribunal (which period subsequently elapsed without delivery). On June 4, 2007, Argentina filed with ICSID an application for the annulment and stay of enforcement of the award, alleging serious procedural irregularities. An ad hoc committee has been appointed to consider Argentina’s application. On June 6, 2008, Argentina filed with ICSID an application for revision and request for stay of enforcement of the award alleging the discovery of new, previously unknown facts that would have decisively affected the award. Argentina relies on information reported in the media alleging bribery by Siemens, which it argues makes the BIT inapplicable. The application for revision was registered by ICSID on June 9, 2008 and forwarded to the original members of the ICSID arbitration tribunal. The application for revision may result in a stay with respect to Argentina’s application for annulment pending before the ad hoc committee. On September 12, 2008, the arbitral tribunal issued its initial procedural order requiring that Argentina submit its memorial supporting the application for revision by February 13, 2009. The tribunal postponed its decision regarding leave to submit a counterclaim until the request has been formulated and substantiated. No deadline was set.

Pursuant to an agreement dated June 6, 2005, the Company sold its mobile devices business to Qisda Corp. (formerly named BenQ Corp.), a Taiwanese company. A dispute arose in 2006 between the Company and Qisda concerning the calculation of the purchase price. From September 2006 onwards, several subsidiaries in different countries used by Qisda for purposes of the acquisition of various business assets from the Company filed for insolvency protection and failed to fulfill their obligations under various contracts transferred to them by the Company under the 2005 agreement. On December 8, 2006, the Company initiated arbitration proceedings against Qisda requesting a declaratory award that certain allegations made by Qisda in relation to the purchase price calculation are unjustified. The Company further requested an order that Qisda perform its obligations and/or the obligations of its local subsidiaries assumed in connection with the acquisition or, in the alternative, that Qisda indemnify the Company for any losses. The Company’s request for arbitration was filed with the International Chamber of Commerce in Paris (ICC). The seat of arbitration is Zurich, Switzerland. In March 2007, Qisda raised a counterclaim alleging that the Company made misrepresentations in connection with the sale of the mobile devices business and asserted claims for the adjustment of the purchase price. In November 2007, the Company expanded its claims that Qisda indemnify the Company in relation to any losses suffered as a result of Qisda’s failure to perform its obligations and/or the obligations of its locally incorporated subsidiaries. Qisda amended its counterclaim in March 2008 by (i) changing its request for declaratory relief with regard to the alleged misrepresentations to a request for substantial damages, and (ii) raising further claims for substantial damages and declaratory relief. The Company has requested that the arbitral tribunal dismiss the counterclaim.

Siemens AG is member of a supplier consortium consisting of Siemens AG and a further consortium consisting of Areva NP SAS and its 100% affiliate Areva NP GmbH. The Company holds a 34% share in Areva NP SAS. The supplier consortium was contracted by Teollisuuden Voima Oyj (TVO) for the nuclear power plant project “Olkilouto 3” in Finland. The Company’s participation in the project is approximately 27%. The project is expected to be delayed by a minimum of 30 months for reasons disputed by TVO and the supplier consortium. TVO and the supplier consortium are attempting to resolve their dispute amicably. However, if they are unsuccessful, the commencement of arbitration proceedings is likely.

In July 2008, Mr. Abolfath Mahvi filed a request for arbitration with the ICC seeking an award of damages against Siemens in the amount of DM 150 million (approximately €77 million) plus interest. Mr. Mahvi’s claim is based on a contract concluded in 1974 between a then subsidiary of Siemens and two companies, one domiciled in the Bermudas and the other in Liberia. Mr. Mahvi alleges that he is the successor in interest to the Bermudan and Liberian companies and that the companies assisted Siemens with the acquisition of a power plant project in Bushehr, Iran. Siemens believes Mr. Mahvi’s claim to be without merit, particularly because the contract on which his claim is based was the subject of a previous ICC arbitration that resulted in the dismissal of the action filed against Siemens.

The Company has become aware that a claim form and particulars of claim were issued by National Grid Electricity Transmission Plc. (National Grid) in the High Court of England and Wales on November 17, 2008, in connection with the January 24, 2007 decision of the European Commission regarding alleged antitrust violations in the high-voltage gas-insulated switchgear market. Twenty-one companies have been named as defendants, including Siemens AG and eight Siemens affiliates. National Grid asserts claims in the aggregate amount of approximately £249 million (approximately €316 million) for damages and compound interest. Siemens AG has not yet been served in this matter.

On November 25, Siemens announced, that the Company and the BenQ Mobile GmbH & Co. OHG Insolvency Administrator, have reached a settlement after constructive discussions that began in 2006. In the settlement agreement, Siemens agreed to a gross payment of €300 million, which is expected to result in a net payment of approximately €255 million after taking into account Siemens’ creditor claims. Since Siemens has made a sufficient provision for the expected settlement, the settlement will not have any material negative impact on results of operations for fiscal 2009.

Siemens AG and its subsidiaries have been named as defendants in various other legal actions and proceedings arising in connection with their activities as a global diversified group. Some of these pending proceedings have been previously disclosed. Some of the legal actions include claims for substantial compensatory or punitive damages or claims for indeterminate amounts of damages. Siemens is from time to time also involved in regulatory investigations beyond those described above. Siemens is cooperating with the relevant authorities in several jurisdictions and, where appropriate, conducts internal investigations regarding potential wrongdoing with the assistance of in-house and external counsel. Given the number of legal actions and other proceedings to which

Siemens is subject, some may result in adverse decisions. Siemens contests actions and proceedings when it considers it appropriate. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, Siemens often cannot predict what the eventual loss or range of loss related to such matters will be. Although the final resolution of these matters could have a material effect on Siemens’ consolidated operating results for any reporting period in which an adverse decision is rendered, Siemens believes that its consolidated financial position should not be materially affected by these various other legal actions and proceedings.

ITEM 4A:	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5:	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Introduction

This Form 20-F contains forward-looking statements and information—that is, statements related to future, not past, events. These statements may be identified by words such as “expects,” “looks forward to,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “project” or words of similar meaning. Such statements are based on our current expectations and certain assumptions, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect our operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. For us, particular uncertainties arise, among others, from changes in general economic and business conditions (including margin developments in major business areas); the behavior of financial markets, including fluctuations in interest and exchange rates, commodity and equity prices, debt prices (credit spreads) and financial assets generally; continued volatility and further deterioration of the capital markets; the commercial credit environment and, in particular, additional uncertainties arising out of the subprime, financial market and liquidity crises; future financial performance of major industries that we serve, including, without limitation, the Sectors Industry, Energy and Healthcare; the challenges of integrating major acquisitions and implementing joint ventures and other significant portfolio measures; introduction of competing products or technologies by other companies; lack of acceptance of new products or services by customers targeted by Siemens; changes in business strategy; the outcome of pending investigations and legal proceedings, especially the corruption investigations we are currently subject to in Germany, the United States and elsewhere and actions resulting from the findings of these investigations; the potential impact of such investigations and proceedings on our ongoing business including our relationships with governments and other customers; the potential impact of such matters on our financial statements; as well as various other factors. More detailed information about certain of these factors is contained throughout this report and in our other filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens does not intend or assume any obligation to update or revise these forward-looking statements in light of developments which differ from those anticipated.

The following discussion of our financial condition and results of operations should be read in conjunction with our Consolidated Financial Statements and the related Notes prepared in accordance with IFRS as described in “Notes to Consolidated Financial Statements” as of, and for the years ended, September 30, 2008, 2007 and 2006.

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

Currency translation effects and portfolio effects—The comparability of our Consolidated Financial Statements between different periods is affected by currency translation effects resulting from our international operations. In fiscal 2008, 2007 and 2006, foreign currency translation effects impacted our results arising from the comparison of the euro, in which our Consolidated Financial Statements are denominated, to other currencies, most notably the U.S. dollar. All of our Sectors and their respective Divisions as well as Cross Sector Businesses are subject to foreign currency translation effects; however, some Divisions are particularly affected since they generate a significant portion of their operations through subsidiaries whose results are subject to foreign currency translation effects, particularly in the U.S. In this report, we present, on a worldwide basis and for our Sectors and Cross Sector Businesses, the percentage change in orders and revenue as adjusted for currency translation effects and portfolio effects (i.e. the effects of acquisitions and dispositions). We believe that meaningful analysis of trends in orders and revenue from one year to the next requires an understanding of these factors and accordingly our management considers these factors in its management of our business. For this reason, we believe that investors may find it useful to have portfolio effects and currency translation effects quantified and to consider the percentage change in orders and revenue as adjusted for these effects. Percentage changes in orders and revenue as adjusted for currency translation effects and portfolio effects should not be viewed in isolation as an alternative to the corresponding unadjusted percentage changes in orders and revenue. For significant quantitative effects of currency translation and portfolio effects on revenue of the Company and for our Sectors and Cross Sector Businesses, see “—Fiscal 2008 Compared to Fiscal 2007” and “—Fiscal 2007 Compared to Fiscal 2006.” For additional information on foreign currency translation, see “Notes to Consolidated Financial Statements.” In addition, the effect of acquisitions and dispositions on our consolidated revenues and expenses also affects the comparability of our Consolidated Financial Statements between different periods.

Free cash flow—In this report, we present Free cash flow, which we define as net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment. We believe this measure is helpful to investors to compare cash generation among the Sectors and Cross Sector Businesses. Our management considers Free cash flow in its management of our business. Free cash flow should not be viewed in isolation as an alternative to cash flow from operations as reported in accordance with IFRS.

Net debt results from total debt less total liquidity. Total debt comprises Short-term debt and current maturities of long-term debt and Long-term debt. Total liquidity comprises Cash and cash equivalents and current Available-for-sale financial assets. Management uses the net debt measure for internal corporate finance management, as well as for external communication with rating agencies, and accordingly we believe that presentation of net debt may be useful for investors. Net debt should not be considered in isolation as an alternative to total debt as presented in accordance with IFRS.

Business overview and Economic Environment

Fiscal 2008 – Summary

In fiscal 2008 we achieved many operating goals while rapidly transforming Siemens as a Company and as a competitor. We exceeded our revenue target, completely realigned our operations, streamlined our management, identified substantial cuts to our cost structure, restructured business activities, divested or closed numerous non-strategic businesses, and integrated a major acquisition. In addition, we closed a successful divestment of Siemens VDO Automotive (SV), resulting in a substantial gain and cash inflows. We further strengthened our cash position, in part through long-term debt transactions in capital markets, under favorable conditions ahead of the global financial crisis. We also reduced the number of outstanding shares by approximately 53 million shares through our share buyback plan.

A number of the steps mentioned above took place under our previously announced transformation programs, principally involving our program for reducing selling and general administrative expenses (SG&A), restructuring programs in our Healthcare Sector and Mobility Division and streamlining our portfolio within Other Operations. These programs were the major factors resulting in €1.741 billion in transformation charges to earnings in fiscal 2008. These include charges for severance, impairments, and other measures. In addition, we booked a provision of approximately €1 billion in connection with ongoing settlement negotiations with authorities in Germany and the U.S. These factors reduced income from continuing operations and net income for the fiscal year, among other measures, and will negatively affect cash flow in fiscal 2009.

As a result of our progress in fiscal 2008, we believe that Siemens is now a faster, more efficient and more focused company with greater potential for profitable growth.

Orders rose 11%, to €93.495 billion, and revenue increased 7%, to €77.327 billion.  Orders rose 13% and revenue increased 9% on an organic basis, excluding the net effect of currency translation and portfolio transactions, compared to fiscal 2007. Within these effects, currency translation effects took five percentage points from both orders and revenue growth. Order growth included double-digit expansion in Energy and Healthcare and 9% growth in Siemens’s largest Sector, Industry. Revenue growth showed a similar pattern. Our largest region, which comprises Europe, the Commonwealth of Independent States (C.I.S.) and Africa, contributed 15% order growth and 7% revenue growth, including large orders in Industry and Energy. The Asia/Australia/Middle East region contributed 10% order and revenue growth. Due in part to the large orders mentioned above, our book-to-bill ratio for fiscal 2008 was 1.21.

Total Sector profit was burdened by transformation costs and project charges.  Total Sectors profit—a measure of the combined profit from our three Sectors—was €6.520 billion in fiscal 2008 compared to €6.662 billion a year earlier. This represents a decline of 2%, even though the current fiscal year included more than €1 billion in project charges at the Fossil Power Generation and Mobility Divisions as well as €325 million in costs related to transformation programs at the Healthcare Sector and Mobility. The Industry Sector delivered strong profit growth driven by substantial increases in three of its largest Divisions, Industry Automation, Drive Technologies and Industry Solutions. Profit declined in the Energy Sector due to the project charges at Fossil Power Generation. All other Divisions in Energy generated higher profits year-over-year. Healthcare saw strong profit growth in its Diagnostics Division, benefiting from its acquisition of Dade Behring Holdings, Inc. (Dade Behring). Overall Healthcare saw a profit decline primarily due to the transformation costs mentioned above. All three Sectors devoted significant management attention during the year to realigning our eight former operating Groups into three Sectors. For information on our new organizational structure, see “—Strategic Overview.”

Income from continuing operations was €1.859 billion compared to €3.909 billion in fiscal 2007.  Basic earnings per share (EPS) from continuing operations declined correspondingly, to €1.91 from €4.13 a year earlier. The largest factor in this decline was the €1.741 billion in pre-tax transformation costs mentioned above. Within these costs were €1.081 million associated with severance programs aimed at a rapid yet sustainable SG&A reduction. Also included in transformation costs were €271 million in charges connected to divesting or closing non-strategic businesses in Other Operations. In addition, continuing operations included the provision of approximately €1 billion (pre-tax) associated with ongoing settlement negotiations and a one-time endowment of €390 million (pre-tax) related to the establishment of the Siemens foundation in Germany. The prior year was burdened by €440 million related to a European antitrust investigation.

Net income rose to €5.886 billion from €4.038 billion in fiscal 2007.  Basic EPS were €6.41 compared to €4.24 in fiscal 2007. The decline in income from continuing operations discussed above was outweighed by higher income from discontinued operations, principally due to the SV divestment mentioned above. The combined result for SV in fiscal 2008, including positive operating results, was approximately €5.5 billion. This factor was partly offset by a loss of approximately €1.0 billion associated with the transfer of 51% of Siemens Enterprise Communications (SEN) and a €120 million provision related to the expected settlement of a claim by the insolvency administrator of BenQ Mobile GmbH & Co. OHG (BenQ) recorded in the fourth quarter. A year earlier, discontinued operations benefited from a then preliminary pre-tax non-cash gain of approximately €1.6 billion resulting from the transfer of our telecommunications carrier business into Nokia Siemens Networks B.V. (NSN). This positive effect, in addition to positive operating results at SV, was partly offset in the prior-year period by approximately €1.1 billion in tax expense associated with the carve-out of SV pending the close of its sale; a €567 million in impairments at the SEN business; and a penalty of €201 million imposed by German authorities in ending their investigation of past misconduct at the former Communications Group (Com).

Free cash flow from continuing operations was €5.739 billion.  For comparison, Free cash flow for continuing operations of €6.755 billion in fiscal 2007 benefited from a substantial decrease in receivables of approximately €2.2 billion related to the SV carve-out and the transfer of carrier activities into NSN, only partly offset by a €431 million penalty payment related to a European Union antitrust investigation.

Expenses for compliance investigations reflect progress regarding settlement.  Expenses for outside advisors engaged in connection with investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities were €510 million in fiscal 2008 compared to €347 million in the prior year. On a quarterly basis, these expenses reached a peak in the second quarter of fiscal 2008 and then declined significantly in the two subsequent quarters. For fiscal 2008, expenses within continuing operations were €430 million and the remaining €80 million came within discontinued operations. A year earlier, expenses within discontinued operations were €195 million. For more information regarding these matters see “Notes to Consolidated Financial Statements.”

Siemens’ share buyback plan reduced outstanding shares by approximately 53 million.  The first tranche of the program, in the amounts of €2.0 billion and 24,854,541 shares, was completed on April 8, 2008. The second tranche totaled €2.0 billion in purchases for 27,916,664 shares, and was completed on July 22, 2008. For further information, see “—Liquidity and Capital Resources.”

Dividend.  The Siemens Managing Board and Supervisory Board have proposed a dividend of €1.60 per share. The prior year dividend was also €1.60 per share.

Strategic Overview

Siemens’ strategy aims to achieve leading, profitable positions in regional and technological markets where major global trends (so-called megatrends) are creating strong demand for our solutions. Those trends are urbanization, demographic change, climate change and globalization. Our Fit42010 strategic program specifies performance targets for effectively meeting market demand related to megatrends. For example, one of our performance targets is to shape our business portfolio so that we are one of the top two companies in each of our businesses as measured by market share. For further information on our Fit42010 program see Item 4: “Information on the Company—Fit42010 Program.”

In fiscal 2008 we completed or launched a number of major management initiatives to better enable us to reach our performance targets and execute our strategy. One of the most fundamental was to realign our operating businesses into a new organizational structure with three Sectors and two Cross-Sector Businesses. The three Sectors are Industry, Energy, and Healthcare. The Cross-Sector Businesses support the Sectors in the areas of finance and information technology. For further information on this structure, see “—Basis of Presentation.”

During fiscal 2008 we defined new target margins for the Sectors and their 14 externally reported Divisions. In doing so, we also raised the target ranges for all three Sectors.

We believe the new structure has a number of advantages to Siemens and its investors beyond simplifying our reporting and offering clearer comparisons with our main competitors. In particular, it defines clear lines of responsibility from the top down. Each Sector has a CEO who sits on our Managing Board. In addition, each Sector has a CFO reporting to the CFO of Siemens. CEOs of each Division within the Sector report to the Sector CEO, and accordingly such structure is mirrored on the Business Unit level. We expect the CEO principle to provide clearer responsibilities for profit and loss, streamline decision-making and enable Siemens to respond more quickly to customer needs. In the same way as for the CEOs, a separate reporting line for the CFOs has been established accordingly on the levels below the Sectors.

For similar reasons, we implemented a new setup for our regional companies in fiscal 2008. These companies are now grouped into 20 “clusters” of countries, which in turn are organized into three world regions. The regions are defined as follows: Europe, the Commonwealth of Independent States (C.I.S.) and Africa; the Americas; and Asia, Australia and the Middle East. Regional companies in each cluster now share support functions and administrative resources, so that they can focus more tightly on the customers, suppliers, media and other stakeholders in their respective countries.

Inherent in the organizational changes described above is a substantial opportunity for us to reduce SG&A, such as by consolidating and sharing these activities. Our SG&A program targets sustainable elimination of €1.2 billion in SG&A by the end of fiscal 2010 from the level in fiscal 2007. For further information on our SG&A program, see “—Global SG&A Program.”

At the end of fiscal 2008 we introduced a new management incentive program to go into effect with fiscal 2008 results. The primary purpose of the new program is to increase the alignment of management interests with those of our shareholders. To that end it mandates that our top 500 managers must hold a defined multiple of their base salary in Siemens shares; awards stock for performance; and rewards employees who hold Siemens shares for a defined period with one free share per three held. The incentive program also pays out financial bonuses based on achievement of personal and organizational targets. The entire program is designed to be effective, objective, easy to understand, and best-in-class.

Worldwide Economic Environment

According to estimates of Global Insight, Inc., gross domestic product (GDP) in 2008 is expected to grow 2.7% on a global basis. In 2007, GDP grew by 3.9%.

Of Siemens’ three reporting regions, the largest is Europe/C.I.S./Africa. Growth of GDP in this region is expected to be 2.0% in 2008, down from 3.6% in 2007. This decline is due primarily to Europe, which is expected to post 1.3% GDP growth in 2008 compared to 3.0% in 2007. Within Europe, 1.1% GDP expansion is anticipated for the Western Europe nations, down from 2.8% in 2007 due generally to the strong euro and slowing global demand for exports. This was also evident in GDP growth in Germany, which is expected to slow to 1.3% for the year, down from 2.5% a year earlier. Other economies experienced additional impacts, such as a sharp slowing in the housing markets of Spain, Great Britain and Ireland. The C.I.S. countries and Africa are projected to grow 7.1% and 5.6%, respectively, faster than the region overall but slower than in 2007.

In the Americas region, GDP growth is expected to fall to 1.8% in 2008 from 2.7% in 2007, primarily because of a decline in U.S. economic growth from 2.0% to 1.3%. This decline includes sharply reduced consumer spending in an environment of rising unemployment, falling house prices, falling equity values and higher living costs. Tighter credit due to the financial crisis also restricted economic growth. While Latin America benefited from higher raw materials prices, GDP growth in the region is still expected to slow to 4.0% from 5.3% in 2007 due in part to weaker demand for the region’s exports in the U.S.

Siemens’ third region is Asia/Australia/Middle East. This region, which had GDP growth of 6.1% in 2007, is projected to grow 4.8% in 2008. Because of its strong dependence on exports, the region is exposed to downturns in demand from importing countries. This was particularly evident in Japan, estimated to grow 0.4% in 2008 compared to 2.0% in 2007. While China is expected to again grow substantially faster than the region as a whole, reduced export demand and appreciation of its currency are among the factors slowing GDP growth to an estimated 9.8% in 2008 compared to 11.9% the year before. India is seen as posting growth of 6.5%, down from 9.0% in 2007 due in part to inflation. Despite a rapid decline in oil prices in the latter half of 2008, leading to planned cuts in production, the Middle East is anticipated to grow faster in 2008 than in 2007, with GDP expansion rising to 6.9% from 5.5%.

The estimates and projections presented in this section are based upon a report dated November 14, 2008 prepared by Global Insight, Inc. and have not been independently verified by Siemens. Due to effects on the world economy resulting from the financial market crisis, figures for 2008 might deviate significantly.

Market Trends

The most important market trends for Siemens are the four “megatrends” that cover the entire range of our activities, both geographically and technologically. These are urbanization, demographic change, climate change and globalization.

Urbanization refers to the growing number of large, densely populated cities around the world. This includes both established metropolitan centers in industrialized nations and fast-rising urban centers in emerging economies. Urbanization is driven by a number of forces, including in-migration from rural areas and population growth in urban areas. This megatrend is important to Siemens because we provide solutions for manufacturing, urban transit, building construction, power distribution and hospitals, among others.

Demographic change includes a number of trends, with one of the most important being the increasing average age of the populations of many countries, particularly industrialized nations. This trend is important to Siemens because we provide a wide range of solutions for preventative healthcare and early diagnosis of disease—two essential requirements for living longer, healthier lives.

Climate change embraces many trends, including but not limited to increasing the efficiency of power generation from fossil fuels; generating energy from renewable sources such as wind; increasing the efficiency and performance of the electrical grid; increasing the energy efficiency of transportation and industrial processes; reducing the energy needs of buildings; and reducing emissions from all of the above. This trend is important because we generate approximately one quarter of our revenues from solutions related to environmental and climate protection, spanning all the trends just mentioned.

Globalization in the Siemens context refers to the increasing percentage of the global economy that involves multinational operations both within individual organizations and among disparate organizations. An example of the former is standardized manufacturing in multiple countries by a single company. An example of the latter is the integration required to manufacture products designed in one country from components made in a number of other countries. Globalization is important to Siemens because we operate in approximately 190 countries with common solutions, technologies, logistics, information systems, and business processes across all regions. This global network enables us to help simplify the process of globalizing almost any business for our customers.

Market Development

A major driver of global growth in GDP is growth in gross fixed investment. Gross fixed investment is important because most of our businesses provide customers with fixed assets including infrastructure, industrial systems and equipment. GDP growth is driven also by expansion in consumer and close-to-consumer industries. In 2008 gross fixed investment grew an estimated 3.5% compared to 5.5% in 2007. Slower growth was due primarily to mature industrial nations. Growth in gross fixed investment was negative in the U.S., declining an estimated 3% in 2008, and growth in Western Europe slowed to an estimated 2% compared to 5% in 2007. In contrast, growth in emerging and developing countries is projected to expand 12% in 2008 due to pent-up demand for infrastructure and industrial systems.

Most of the major market segments that are important to our Industry Sector follow the global pattern described above. The machinery and equipment market is estimated to contract 7% in the U.S. and grow slowly in Western Europe in 2008, while remaining above 10% in such emerging markets as China and India. The construction markets we serve in the U.S. and Western Europe are also expected to see slower growth in gross fixed investment compared to 2007. Within the global market for the Industry Sector’s electronics and electrical engineering solutions, contraction in the U.S. is projected to largely offset 2% growth in Western Europe. While the electronics and electrical engineering market is growing more rapidly in emerging economies, the fast growth of prior years is expected to slow in some nations, such as a decline from 16% to 8% in China and from 30% to 15% in India. The major exception to the global pattern for the Industry Sector was the metals and mining market, where gross fixed investment is expected to grow 6% in 2008.

The overall energy solution market, which we participate in with our Energy Sector, is projected to achieve global growth of 17% in 2008 despite supply constraints in a number of segments. The overall development, including fast growth and supply constraints, included both fossil power generation and renewable energy. The power transmission and distribution segments shared in the growth, in part due to the need for higher-efficiency long-distance solutions for off-shore wind farms. The oil and gas production market is expected to expand 7% in 2008.

Gross fixed investment in the global healthcare market, which we serve via our Healthcare Sector, is projected to expand approximately 3% and develop similarly to the global pattern discussed above. While expansion in the U.S. market flattens or falls, Western Europe anticipates at least stable investment year-over-year and emerging economies will continue to supply most new growth. China, for example, expects to see 12% growth in gross fixed investments within the healthcare industry in 2008, in line with 13% expansion for emerging markets overall.

The estimates and projections presented in this section are also considering data prepared by Global Insight, Inc. during autumn 2008 and have not been independently verified by Siemens. Due to effects on the world economy resulting from the financial market crisis, figures for 2008 might deviate significantly.

Research and Development

In fiscal 2008, Siemens increased its research and development (R&D) expenses to €3.784 billion from €3.399 billion in the prior year. The average number of employees engaged in R&D in fiscal 2008 was 32.2 thousand, compared to 30.9 thousand in fiscal 2007. Siemens’ patent portfolio consists of more than 55,000 patents worldwide. In fiscal 2008, our researchers and developers submitted approximately 8,200 inventions and we filed approximately 5,000 patent applications. In the patent statistics for 2007, Siemens is number 2 in Germany, number 3 in Europe and number 11 in the U.S.

Our corporate R&D organization provides two primary forms of support to the R&D teams in our Sectors and Divisions, which spend a large majority of our overall R&D budget. The first is looking at least one product generation further ahead than the Sectors, to identify how current technology will evolve to meet society’s future needs as well as how those needs might require entirely new technologies or new integration of existing technologies. This activity enables our corporate R&D team to make its second fundamental contribution, which is ensuring a robust flow of scientific and technical information into Siemens from outside the company. The process includes building relationships with external sources of fundamental research in global technology fields important to Siemens, and then facilitating transfer of trend-setting science and technology to the Sectors for application in new products and solutions. The fields include materials and microsystems; production and processes; software and engineering, power and sensors; automation, medical informatics and imaging; information and communication; exploitation and processing of natural resources; off-grid energy and rural healthcare; and the development of so-called SMART products (simple, maintenance-friendly, affordable, reliable, and timely to market) for competing in price-sensitive markets such as Asia.

Among the R&D priorities at our Industry Sector is virtual product development, as a part of the entire product lifecycle management. Virtual product development enables our customers to understand and visualize the entire lifecycle of a new product before or along-side creation of the physical facilities and systems for developing and making it. Industry Sector R&D also focuses on complementary production technologies, such as factory automation and process automation. A third major category includes contributions to Siemens’ environmental portfolio, such as climate-friendly motors and drives, technologies for energy-efficient buildings, and energy-saving lighting solutions.

R&D in the Energy Sector focuses on more efficient and effective ways to generate, transmit and distribute energy. Examples include coal-fired power plants with an efficiency rating of 50% that are expected to emit 40% less carbon dioxide per kilowatt hour than today’s power plant; combined-cycle plants in which the exhaust heat from a gas turbine generates steam for other steam turbines; floating wind turbines for use far offshore; and technologies for carbon dioxide capture and storage.

As a result of recent acquisitions, our Healthcare Sector has become the first company capable of offering a comprehensive diagnostics chain incorporating the key solutions of “in vitro” and “in vivo” diagnostics in connection with information technology for laboratories, hospitals, clinics and doctors. Thus one focus of R&D at Healthcare is increasing integration among these disciplines, so that healthcare professionals can diagnose disease at an early stage with information from multiple diagnostic sources and better personalize the therapy for patients. Healthcare R&D also includes focused work on the Sector’s core imaging technologies as well as miniaturization, instrument throughput, and other topics essential to the field of advanced medicine.

Global SG&A Program

As mentioned above, we initiated a global SG&A reduction program in fiscal 2008 as part of Siemens’ transformation programs, with the goal of securing our competitive position against the backdrop of an impending global economic downturn. The program is targeted at improving the efficiency of the selling and administration processes in our corporate functions, in our Sectors, Divisions and Cross-Sector Businesses, as well as in our regional Clusters.

Under this program, we intend to reduce global SG&A costs until fiscal 2010 by approximately €1.2 billion from the level of fiscal 2007. We plan to achieve some of these reductions by cutting expenditures for IT infrastructure and consultants. Savings in personnel are also part of the SG&A program, now that the company has considerably streamlined its top management. Substantial synergies are also being generated internally following the formation of three new Sectors from previous eight Groups. In addition, Siemens is bundling a large number of administrative tasks of its roughly 70 Regional Companies into 20 Regional Clusters. The total cost reduction target was allocated to the Sectors, Cross-Sector Businesses and central functions as well as to the regional Clusters, in order to manage this global project effectively.

During fiscal 2008, a number of key drivers were identified to support the achievement of the overall cost reduction target. The following chart includes the fiscal 2007 starting point as well as the fiscal 2010 target values of our most important drivers.

As a consequence of the implementation of the SG&A program, Siemens expects to cut around 12,600 jobs worldwide. Expenses in the amount of €1.081 billion were accounted for job reduction measures under the SG&A program and related to the program in fiscal 2008. Within Segment Information, these expenses are recognized under Corporate items.

Basis of Presentation

In fiscal 2008, the Company rearranged its organization. As announced in November 2007, Siemens AG reorganized its operations to create the three Sectors Industry, Energy and Healthcare which in turn comprise 15 Divisions. Siemens’ financial reporting was adapted to reflect the new organizational structure in the second half of the current fiscal year. External financial reporting on the basis of three sectors and for 14 divisions was commenced in the third quarter of fiscal 2008. Financial results relating to the Energy Service Division, which is part of the Energy Sector, are reflected in the Fossil Power Generation Division and the Oil & Gas Division. The three Sectors, as well as Equity Investments, Siemens IT Solutions and Services and Siemens Financial Services (SFS), constitute reportable segments in accordance with International Financial Reporting Standards (IFRS).

This new structure consolidates the previous twelve reportable segments referred to as Groups. The following figure contrasts the previous basis of presentation as of September 30, 2007 and the current basis of presentation as of September 30, 2008, and also indicates some additional adjustments made as part of the reorganization.

Prior-year information in our Management’s discussion and analysis and Consolidated Financial Statements is presented according to the new organizational structure on a retroactive basis, to provide a meaningful comparison with results for fiscal 2008.

The Company removed its previous component model presentation which divided Siemens’ consolidated financial statements into Operations, Financing and Real Estate and Eliminations, reclassifications and Corporate Treasury.

As of September 30, 2007, the reportable segment Strategic Equity Investments (SEI) comprised the Company’s investments in Nokia Siemens Networks B.V. (NSN), BSH Bosch und Siemens Hausgeräte GmbH (BSH) and Fujitsu Siemens Computers (Holding) B.V. (FSC). During the fourth quarter of fiscal 2008, the scope of the segment was expanded and SEI was renamed Equity Investments. Prior-year figures were adjusted for purposes of comparison. Equity Investments includes equity investments not allocated to a Sector, Cross-Sector Business, SRE, Pensions or Treasury for strategic reasons; assets held for disposal; and available-for-sale financial assets. As of September 30, 2008, equity investments not allocated to a Sector or Cross Sector Business include NSN and BSH, both of which were previously included in SEI; our 49% stake in Enterprise Networks Holding, BV; and our 49% investment in Krauss-Maffei Wegmann GmbH & Co. KG, which was reported within Corporate Items as of September 30, 2007. Assets held for disposal include FSC, which was previously included in SEI.

While we implemented a new organizational structure in fiscal 2008, we largely retained our previous segment performance measures. In the following discussion and analysis, we provide data and comment on these segment performance measures for each Division as well as for the Sectors in which they are included. For further information on our reportable segments, definitions of our performance measures and reconciliations to our Consolidated Financial Statements, see “Notes to Consolidated Financial Statements.”

Under our policy for the recognition of new orders, we generally recognize a new order when we enter into a contract that we consider “effective and binding” based on our review of a number of different criteria. In general, if a contract is considered effective and binding, we recognize the total contract value as promptly as practicable. Contract value is the agreed price or fee of the irrevocable portion of the contract to deliver goods and/or render services. Agreed fees on service, maintenance and outsourcing contracts with a remaining contractual term of more than 12 months, for which management believes that it is highly uncertain whether all the contract terms will be met by the customer, are recognized as new orders on a revolving basis for the next 12 months. In case an order is cancelled during the current year or its amount is modified, we adjust our new order total for the current period accordingly, rather than retroactively adjusting previously published new order totals. However, if an order from previous year(s) is cancelled, generally, current period new orders are not adjusted, instead, existing orders on hand are revised if the adjustment exceeds a certain threshold. There is no standard system for compiling new order information among companies in our fields of activities. Accordingly, our new order totals may not be comparable with new order totals reported by other companies. Our new order totals are not audited, however we do subject our new orders to internal documentation and review requirements. We may change our policies for recognizing new orders in the future without previous notice.

Further, Siemens implemented a new geographical structure in accordance with Managing Board responsibilities. Accordingly, beginning with the third quarter of fiscal 2008, external financial reporting for Siemens is based on the three regions

•	“Europe, Commonwealth of Independent States (C.I.S.), Africa”,

•	“Americas” and

•	“Asia, Australia, Middle East”.

In addition, information for Germany which is part of the region “Europe, C.I.S., Africa”, for the United States, which are part of the region “Americas,” and for China and India, which are part of the region “Asia, Australia, Middle East,” is reported separately on a Siemens level. As of September 30, 2007, five regions were externally reported, including Germany.

Fiscal 2008 Compared to Fiscal 2007

Consolidated Operations of Siemens

Results of Siemens

The following discussion presents selected information for Siemens for the fiscal year ended September 30, 2008:

Orders were €93.495 billion, up 11% from the prior-year period, while revenue rose 7% year-over-year, to €77.327 billion. This resulted in a book-to-bill ratio of 1.21 for the current period. On an organic basis, excluding the net effect of currency translation and portfolio transactions, orders increased 13% year-over-year and revenue rose 9%. Within the full-year growth trend, we saw signs of slowing demand in the latter half of the year as commercial credit continued to tighten on a global basis and economic growth slowed or stopped in numerous regional and industrial markets important to Siemens. In particular, some Divisions reported lower orders in the second half of the fiscal year or in the fourth quarter compared to the same period a year earlier.

	New Orders (location of customer)
			% Change
	Year ended September 30,		vs. previous year		therein
	2008	2007	Actual	Adjusted*	Currency	Portfolio
	(€ in millions)

Europe, C.I.S.**, Africa	50,029	43,374	15%	15%	(2)%	2%
therein Germany	14,434	13,562	6%	5%	0%	1%
Americas	24,010	22,831	5%	11%	(11)%	5%
therein U.S.	17,437	16,662	5%	14%	(15)%	6%
Asia, Australia, Middle East	19,456	17,711	10%	12%	(5)%	3%
therein China	5,446	4,871	12%	13%	(3)%	2%
therein India	2,268	2,015	13%	17%	(8)%	4%

Siemens	93,495	83,916	11%	13%	(5)%	3%

*	Excluding currency translation and portfolio effects.

**	Commonwealth of Independent States.

Order growth related to external customers in fiscal 2008 included double-digit increases in all three Sectors. The Industry Sector—Siemens’ largest Sector—increased orders by 10% compared to fiscal 2007, with the strongest growth coming at Mobility and Industry Automation. Order growth at Mobility included Siemens’ largest-ever rolling stock order, a €1.4 billion contract for more than 300 trains from the Belgian state railway system. Two of the larger Divisions of the Industry Sector, Industry Automation and Drive Technologies, saw their book-to-bill ratios slide to 0.98 and 1.03, respectively, in the second half of the fiscal year, compared to 1.08 and 1.22, respectively, in the first half-year. In the Energy Sector, orders rose 17% on growth in all Divisions. Renewable Energy contributed both the largest absolute increase and greatest percentage increase compared to the prior year, driven by large wind power orders in the U.S. and the U.K. This Division also reported an expected drop in fourth-quarter orders compared to the same quarter a year earlier. The Healthcare Sector recorded order growth of 15%, which benefited from substantial new volume at Diagnostics due to its first-quarter consolidation of Dade Behring.

The Europe/C.I.S./Africa region recorded order growth of 15%, including double-digit increases in all three Sectors and a higher level of large orders compared to the prior year. These include the major orders noted above as well as a large contract win for Energy in Germany. This latter order helped lift orders in Germany 6% for the year. In the Americas, reported orders of €24.010 billion were 5% higher than in the prior year, highlighted by the Renewable Energy order mentioned above. New volume from acquisitions, primarily in the U.S., only partly offset strong negative currency translation effects in fiscal 2008. Excluding these effects, organic order growth in the Americas was 11% year-over-year. Healthcare saw solid order growth in the region due mainly to the Dade Behring acquisition, while orders at Industry declined compared to a year earlier. In contrast, Industry led growth in Asia/Australia/Middle East, where orders climbed 10% year-over-year. Healthcare also achieved double-digit growth in the region as well, again benefiting from Dade Behring. Energy posted a higher level of large orders in the region in fiscal 2007, resulting in a decline in fiscal 2008.

	Revenue (location of customer)
			% Change
	Year ended September 30,		vs. previous year		therein
	2008	2007	Actual	Adjusted*	Currency	Portfolio
	(€ in millions)

Europe, C.I.S.**, Africa	40,795	38,180	7%	7%	(2)%	2%
therein Germany	12,797	12,594	2%	1%	0%	1%
Americas	20,107	19,321	4%	9%	(11)%	6%
therein U.S.	14,847	14,832	0%	7%	(14)%	7%
Asia, Australia, Middle East	16,425	14,947	10%	12%	(5)%	3%
therein China	4,878	4,146	18%	18%	(2)%	2%
therein India	1,885	1,676	12%	13%	(9)%	8%

Siemens	77,327	72,448	7%	9%	(5)%	3%

*	Excluding currency translation and portfolio effects.

**	Commonwealth of Independent States.

Revenue related to external customers for Siemens in 2008 rose 7% year-over-year, on double-digit growth in Healthcare and Energy. Industry delivered 6% revenue growth, including double-digit increases at Industry Automation and Drive Technologies which more than offset declines at Mobility, Building Technologies and OSRAM. The Energy Sector recorded 12% growth in revenue, with increases in all Divisions including a 53% surge at Renewable Energy. Revenue was up 13% in Healthcare, which benefited substantially from Dade Behring.

In the Europe/C.I.S./Africa region, revenue grew 7% year-over-year, on double-digit increases in Healthcare and Energy and 6% growth in Industry. Within the region, revenue in Germany rose 2%, including growth in all three Sectors. The Americas region posted a 4% increase on 16% growth in Energy and 6% growth in Healthcare. Revenue in Industry declined 1% compared to the prior-year level. Negative currency translation effects took 14 percentage points from reported growth in the U.S. On an organic basis, revenues rose 7% in the U.S. and 9% for the Americas overall. Asia/Australia/Middle East saw 10% expansion in revenue, including double-digit growth in Healthcare and Industry and 4% expansion in Energy. Revenue in China and India climbed 18% and 12%, respectively, compared to the prior year, primarily on high double-digit growth in Industry.

	Year ended
	September 30,
	2008	2007	% Change
	(€ in millions)

Gross profit on revenue	21,043	20,876	1%
as percentage of revenue	27.2%	28.8%

Gross profit for fiscal 2008 increased 1% year-over-year, well under the rate of revenue growth. The slower growth in gross profit was due to a number of factors, chief among them the total of more than €1 billion in project charges at Fossil Power Generation and Mobility mentioned earlier. Gross profit growth was also held back by expenses in connection with the Mobility in Motion restructuring program, primarily including severance charges and asset impairments. In combination, the factors just mentioned contributed to a decline in gross profit margin, which came in at 27.2% for fiscal 2008 compared to 28.8% a year earlier.

	Year ended
	September 30,
	2008	2007	% Change
	(€ in millions)

Research and development expenses	(3,784)	(3,399)	11%
as percentage of revenue	4.9%	4.7%	—
Marketing, selling and general administrative expenses	(13,586)	(12,103)	12%
as percentage of revenue	17.6%	16.7%	—
Other operating income	1,047	680	54%
Other operating expense	(2,228)	(1,053)	112%
Income from investments accounted for using the equity method, net	260	108	141%
Financial income (expense), net	122	(8)	n.a.

Research and development (R&D) expenses increased to €3.784 billion, or 4.9% of revenue, from €3.399 billion or 4.7% of revenue in fiscal 2007. R&D expenses rose most notably at Industry Automation and Diagnostics, both of which made major acquisitions in the periods under review.

Marketing, selling and general administrative (SG&A) expenses rose to €13.586 billion, or 17.6% of revenues, from €12.103 billion or 16.7% of revenue in the prior year. The difference is due primarily to our SG&A reduction program, as the majority of the €1.081 billion in severance charges mentioned earlier were recorded as SG&A expenses. SG&A expenses for the year were also driven higher by the acquisitions at Industry Automation and Diagnostics.

Other operating income rose to €1.047 billion in fiscal 2008, compared to €680 million a year earlier. This increase is due mainly to higher gains from sales of real estate and sales of businesses, including a pre-tax net gain of €131 million on the sale of the wireless modules business at Industry Automation and a €130 million pre-tax net gain on the sale of the Global Tungsten & Powders unit at OSRAM. The current year benefited also from the release of an accrual of €38 million following reversal of a previous judgment related to Italian electrical utility Enel. A year earlier, other operating income benefited from a net gain of €76 million on the sale of the locomotive leasing business at Mobility.

Other operating expense was €2.228 billion in fiscal 2008, up from €1.053 billion in fiscal 2007. The difference year-over-year is due primarily to the provision of approximately €1 billion mentioned earlier, which we took in connection with ongoing settlement negotiations regarding legal and regulatory matters. The current year also includes an one-time endowment of €390 million related to the establishment of the Siemens foundation and a goodwill impairment of €70 million related to a building and infrastructure business at which 50% were divested during fiscal 2008. A year earlier, other operating expense included the €440 million in sanctions related to an European antitrust investigation mentioned earlier, €81 million primarily to fund job placement companies for former Siemens employees affected by the bankruptcy of BenQ, and a goodwill impairment of €52 million at a regional payphone unit. Expenses for outside advisors engaged in connection with investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities were €430 million in fiscal 2008, substantially higher than €152 million a year earlier.

Income from investments accounted for using the equity method, net rose year-over-year to €260 million in the current period. The change was due primarily to a significantly reduced equity investment loss related to NSN, partly offset by an equity investment loss related to FSC, which posted positive equity investment income in fiscal 2007.

Financial income (expense), net increased to €122 million, up from a negative €8 million in fiscal 2007, primarily due to a swing in Interest income (expense), net, to a positive €60 million from a negative €139 million a year earlier, stemming mainly from a combination of lower indebtedness in Siemens’ operating businesses and lower interest rates on U.S. dollar denominated debt compared to the prior fiscal year.

	Year ended
	September 30,
	2008	2007	% Change
	(€ in millions)

Income from continuing operations before income taxes	2,874	5,101	(44)%
Income taxes	(1,015)	(1,192)	(15)%
as percentage of income from continuing operations before income taxes	35%	23%	—
Income from continuing operations	1,859	3,909	(52)%
Income from discontinued operations, net of income taxes	4,027	129	>200%
Net income	5,886	4,038	46%
Net income attributable to minority interest	161	232	—
Net income attributable to shareholders of Siemens AG	5,725	3,806	50%

Income from continuing operations before income taxes was €2.874 billion in fiscal 2008, compared to €5.101 billion a year earlier. The major factors in the change were the SG&A reduction costs and the provision accrued in connection with the ongoing settlement negotiations, as discussed above, partly offset by an increase in gross profit which was held back by the substantial project charges and restructuring costs mentioned above. The effective tax rate on income from continuing operations was 35% in fiscal 2008. This rate was adversely affected by the provision of approximately €1 billion mentioned above, a majority of which was not deductible for tax purposes. A year earlier, the effective tax rate was significantly lower at 23%, positively influenced by special items arising from tax audits in Germany and Austria. As a result, income from continuing operations after taxes was €1.859 billion in fiscal 2008, down from €3.909 billion a year earlier.

Discontinued operations include former Com activities as well as SV, which was sold to Continental AG in the first quarter of fiscal 2008. The former Com activities include the enterprise networks business (SEN), in which Siemens divested a 51% stake during the fourth quarter of the current fiscal year, the telecommunications carrier activities transferred into NSN in the third quarter of fiscal 2007, and the mobile devices business sold to BenQ Corporation in fiscal 2005. Income from discontinued operations in fiscal 2008 was €4.027 billion, up substantially from €129 million a year earlier, mainly due to SV. A substantial gain on the sale and positive operating results at SV before the sale contributed approximately €5.5 billion to income from discontinued operations in fiscal 2008. This positive contribution was partly offset by effects related to former Com activities, including a preliminary loss related to the above-mentioned divestment of SEN of approximately €1.0 billion and severance charges and impairments of long-lived assets at SEN earlier in the year. As as result, former Com activities reduced income from discontinued operations by €1.433 billion in fiscal 2008. Therein included is a €120 million provision related to expected settlement of a claim by the insolvency administrator of BenQ that was recorded in the fourth quarter of fiscal 2008. In fiscal 2007, discontinued operations included positive results from former Com activities, primarily a then preliminary, pre-tax non-cash gain of approximately €1.6 billion associated with the transfer of Siemens’ carrier-related assets into NSN. This gain more than offset impairments totaling €567 million at SEN, and a €201 million fine related to Com imposed on Siemens in Germany, of which €200 million was tax deductible. The prior year benefited from positive operating results at SV, more than offset by approximately €1.1 billion in tax expense related to its carve-out. Expenses for outside advisors engaged in connection with investigations into alleged violations of anti-corruption laws and related matters were €80 million in fiscal 2008, considerably down from €195 million a year earlier. For additional information regarding discontinued operations, see “Notes to Consolidated Financial Statements.”

Net income for Siemens in fiscal 2008 was €5.886 billion, compared to €4.038 billion in the same period a year earlier. Net income attributable to shareholders of Siemens AG was €5.725 billion, up from €3.806 billion in fiscal 2007.

Segment Information Analysis

Sectors

Industry

	Year ended
	September 30,		% Change		therein
	2008	2007	Actual	Adjusted*	Currency	Portfolio
	(€ in millions)

Sector
Profit	3,861	3,521	10%
Profit margin	10.1%	9.8%
New orders	42,795	39,095	9%	11%	(4)%	2%
Total revenue	38,085	36,059	6%	8%	(4)%	2%
External revenue	36,908	34,976	6%
Therein:
Europe, C.I.S.**, Africa	20,808	19,703	6%
Therein Germany	7,513	7,196	4%
Americas	8,817	8,947	(1)%
Asia, Australia, Middle East	7,283	6,326	15%

*	Excluding currency translation and portfolio effects.

**	Commonwealth of Independent States.

In fiscal 2008, Sector profit at Industry increased to €3.861 billion, 10% higher than €3.521 billion in fiscal 2007. The Sector’s largest Divisions—Drive Technologies, Industry Automation, Industry Solutions and Building Technologies—all achieved profit increases, pushing up profit margin for the Sector as a whole. Industry delivered these results despite lower profit at OSRAM and a substantial loss at Mobility year-over-year, as both Divisions pursued structural initiatives. Mobility incurred further charges relating to major projects.

Orders at Industry rose to €42.795 billion, a 9% increase compared to €39.095 billion a year earlier, and revenue increased 6% year-over-year, to €38.085 billion. The Drive Technologies, Industry Automation and Industry Solutions Divisions were the major contributors to revenue and order growth on a fiscal-year basis. Nevertheless, the book-to-bill ratios for these Divisions declined quarter by quarter through the fiscal year as macroeconomic conditions worsened. As a result, Industry’s book-to-bill ratio in the final quarter of fiscal 2008 came in slightly below one. Orders for the full year included Siemens’ largest-ever rolling stock order, at Mobility, and strong growth in the Asia/Australia/ Middle East region.

	New Orders
	Year ended
	September 30,		% Change		therein
	2008	2007	Actual	Adjusted*	Currency	Portfolio
	(€ in millions)

Divisions
Industry Automation	8,945	7,846	14%	11%	(3)%	6%
Drive Technologies	9,846	8,883	11%	14%	(3)%	0%
Building Technologies	6,333	6,351	(0)%	3%	(4)%	1%
OSRAM	4,624	4,690	(1)%	4%	(5)%	0%
Industry Solutions	8,415	7,704	9%	12%	(4)%	1%
Mobility	7,842	6,475	21%	25%	(4)%	0%

*	Excluding currency translation and portfolio effects.

	Revenue
	Year ended
	September 30,		% Change		therein
	2008	2007	Actual	Adjusted*	Currency	Portfolio
	(€ in millions)

Divisions
Industry Automation	8,699	7,545	15%	12%	(3)%	6%
Drive Technologies	8,866	7,793	14%	17%	(3)%	0%
Building Technologies	5,984	6,038	(1)%	3%	(5)%	1%
OSRAM	4,624	4,690	(1)%	4%	(5)%	0%
Industry Solutions	7,106	6,601	8%	11%	(4)%	1%
Mobility	5,841	6,160	(5)%	(2)%	(3)%	0%

*	Excluding currency translation and portfolio effects.

The Industry Automation and Drive Technologies Divisions each achieved double-digit growth rates for orders and revenue in fiscal 2008 compared to fiscal 2007. Orders at Building Technologies were flat year-over-year and revenue declined slightly, while orders and revenue at OSRAM decreased 1% compared to a year earlier. Reported revenue for Building Technologies and OSRAM were influenced by negative currency translation effects related to their substantial presence in the U.S. market. Growth at OSRAM was held back also by adverse market conditions, particularly in the consumer and automotive markets. Orders and revenue at Industry Solutions increased 9% and 8%, respectively, with particularly strong demand for the Division’s metals technology solutions. The Division increased its strength in this area with an acquisition during fiscal 2008, and also expanded its water treatment business by acquiring a Singapore-based company with operations in the Asia/Australia/Middle East region. Orders at Mobility increased 21% to €7.842 billion, including a €1.4 billion contract for more than 300 trains from the Belgium state railway system. Revenue declined 5% to €5.841 billion, in part due to lower billings at large projects in the Division’s turnkey systems business.

	Profit			Margin
	Year ended			Year ended
	September 30,			September 30,
	2008	2007	% Change	2008	2007
	(€ in millions)

Divisions
Industry Automation	1,606	1,102	46%	18.5%	14.6%
Drive Technologies	1,193	913	31%	13.5%	11.7%
Building Technologies	466	429	9%	7.8%	7.1%
OSRAM	401	492	(18)%	8.7%	10.5%
Industry Solutions	439	312	41%	6.2%	4.7%
Mobility	(230)	274	—	(3.9)%	4.4%

Profit at Industry Automation increased 46% year-over-year, to €1.606 billion. The Division’s profitability benefited from high capacity utilization and economies of scale. Both periods under review included purchase price accounting (PPA) effects and integration costs related to acquisition of UGS Corp., acquired in the third quarter of fiscal 2007. PPA effects of €145 million and integration costs of €17 million in the current period were more than offset by a pre-tax net gain on Divisional level of €125 million on the sale of the Division’s wireless modules business and a gain of €38 million from the sale of another business. A year earlier, PPA effects were €105 million and integration costs were €16 million. At the end of fiscal 2008, Industry Automation acquired Innotec GmbH of Germany to strengthen its software portfolio.

Drive Technologies contributed €1.193 billion to Sector profit, a 31% increase compared to €913 million in fiscal 2007. The Division’s profitability benefited from high capacity utilization and economies of scale. Both periods included PPA effects from the fiscal 2005 acquisition of Flender Holding GmbH. These effects were the same, at €38 million in fiscal 2008 and in the prior year. Fiscal 2007 also included integration costs of €7 million.

Profit at Building Technologies rose to €466 million, a 9% increase compared to €429 million in fiscal 2007, which had benefited from a gain on the sale of a business in Germany. Both profit and profit margin in the current period showed the positive influence of a favorable business mix.

OSRAM saw its profit decline 18% year-over-year, to €401 million. Profitability was negatively influenced as its two largest businesses, general and automotive lighting were exposed to a challenging market environment at the end of fiscal 2008. Lower capacity utilization and an unfavorable revenue mix contributed to the Division’s profit decline year-over-year. Charges related to OSRAM’s structural initiatives in the fourth quarter, including severance charges and impairments were offset by a €130 million net gain on the sale of the Division’s Global Tungsten & Powders unit. OSRAM expects adverse market conditions to continue in fiscal 2009, particularly in the consumer and automotive markets.

Industry Solutions raised its profit to €439 million, a 41% increase compared to fiscal 2007. The metals technologies and industrial technologies businesses drove the Division’s profit and margin growth, which benefited also from a €30 million gain on the sale of the Division’s hydrocarbon service business.

Mobility posted a loss of €230 million in fiscal 2008, compared to a profit of €274 million in the prior year. The result in the current year included charges of €209 million taken in the second-quarter related to major projects, as well as provisions related primarily to software challenges with projects in the rail automation business and further charges of €32 million for the Combino railcar business. Mobility initiated its “Mobility in Motion” transformation program in the second half of the fiscal year to realign its organization and improve its cost structure. The program resulted in costs of €151 million in the fourth quarter, primarily for severance charges and impairments. Fiscal 2007 included a net gain of €76 million on the sale of Mobility’s locomotive leasing business.

Energy

	Year ended
	September 30,		% Change		therein
	2008	2007	Actual	Adjusted*	Currency	Portfolio
	(€ in millions)

Sector
Profit	1,434	1,818	(21)%
Profit margin	6.4%	9.0%
New orders	33,428	28,543	17%	23%	(6)%	0%
Total revenue	22,577	20,309	11%	16%	(5)%	0%
External revenue	22,191	19,875	12%
Therein:
Europe, C.I.S.**, Africa	9,526	8,243	16%
Therein Germany	1,890	1,876	1%
Americas	5,643	4,885	16%
Asia, Australia, Middle East	7,022	6,747	4%

*	Excluding currency translation and portfolio effects.

**	Commonwealth of Independent States.

Energy posted Sector profit of €1.434 billion, a 21% decline compared to €1.818 billion a year earlier. Four of the Sector’s five Divisions delivered rapid growth in profit and profit margin compared to the prior year, including Power Transmission, Oil & Gas, Renewable Energy and Power Distribution. In contrast, Fossil Power Generation posted a loss of €89 million in fiscal 2008 following a profit of €792 million a year earlier.

Orders and revenue grew on a Division-wide basis, with orders climbing 17% to €33.428 billion and revenue rising 11% to €22.577 billion. These increases in turn pushed the Sector’s book-to-bill ratio above the high level of fiscal 2007. On a regional basis, the Europe/C.I.S./Africa and Americas regions turned in double-digit increases in both orders and revenue. The Asia/Australia/Middle East region posted a 4% increase in revenue, while slower demand in China and India contributed to a 6% decline in orders for the year for this region.

	New Orders
	Year ended
	September 30,		% Change		therein
	2008	2007	Actual	Adjusted*	Currency	Portfolio
	(€ in millions)

Divisions
Fossil Power Generation	12,993	11,721	11%	16%	(5)%	0%
Renewable Energy	4,434	2,452	81%	102%	(21)%	0%
Oil & Gas	5,630	4,734	19%	20%	(3)%	2%
Power Transmission	7,290	6,658	9%	15%	(6)%	0%
Power Distribution	3,578	3,327	8%	14%	(6)%	0%

*	Excluding currency translation and portfolio effects.

	Revenue
	Year ended
	September 30,		% Change		therein
	2008	2007	Actual	Adjusted*	Currency	Portfolio
	(€ in millions)

Divisions
Fossil Power Generation	8,171	8,129	1%	6%	(5)%	0%
Renewable Energy	2,092	1,365	53%	67%	(14)%	0%
Oil & Gas	4,038	3,363	20%	22%	(4)%	2%
Power Transmission	5,497	4,901	12%	17%	(5)%	0%
Power Distribution	3,211	2,851	13%	18%	(5)%	0%

*	Excluding currency translation and portfolio effects.

Orders at Fossil Power Generation grew 11% year-over-year, to €12.993 billion, including major contract wins in Germany, Austria, the UK and Russia. Revenue was up 1%, at €8.171 billion. After the Division’s turnkey solutions business took charges at major projects in the second quarter, the Energy Sector adjusted the Division’s target business mix with the aim of improving overall profitability. In particular, this adjustment entailed bringing the Division’s products business, services business and turnkey solutions business into balance with one third of our volume coming from our turnkey solutions business and two thirds coming from our products and service businesses.

Orders at Renewable Energy climbed 81% year-over-year, to €4.434 billion, including large contracts for wind turbines in Europe and the U.S. Revenue rose 53% compared to fiscal 2007. The Oil & Gas Division, benefiting from market conditions favoring increased oil and gas production, increased revenue quarter by quarter through the fiscal year for a 20% increase overall compared to the prior year. Demand remained robust at Power Transmission and the Power Distribution Divisions, including year-over-year order and revenue growth at Power Transmission of 9% and 12%, respectively, and 8% and 13% at Power Distribution, respectively.

	Profit			Margin
	Year ended			Year ended
	September 30,			September 30,
	2008	2007	% Change	2008	2007
	(€ in millions)

Divisions
Fossil Power Generation	(89)	792	—	(1.1)%	9.7%
Renewable Energy	242	134	81%	11.6%	9.8%
Oil & Gas	351	241	46%	8.7%	7.2%
Power Transmission	565	371	52%	10.3%	7.6%
Power Distribution	369	279	32%	11.5%	9.8%

In fiscal 2008, Fossil Power Generation recorded a loss of €89 million compared to a profit of €792 million in fiscal 2007. In contrast, Renewable Energy, Oil & Gas, Power Transmission and Power Distribution all achieved high double-digit profit growth. The profit increase at Renewable Energy was driven by strong revenue growth and execution of higher-margin orders. Oil & Gas benefited from the favorable market conditions mentioned above leading to high capacity utilization and economies of scale. Power Transmission and Power Distribution continued to gain volume-driven economies of scale by successfully meeting demand for higher efficiency and security in regional power grids.

Within Fossil Power Generation, the substantial decline in profit was due to the turnkey solutions business, where resource constraints leading to project delays, expiring supplier price agreements and significantly higher commodity prices resulted in charges of €559 million in the second quarter of fiscal 2008. Furthermore, the Division took additional charges totaling more than €300 million in the first and fourth quarter of fiscal 2008, involving a number of large projects. The project having the greatest impact was again a large, technologically advanced project in Olkiluoto, Finland, where Fossil Power Generation took €344 million in charges. In fiscal 2007, charges at Olkiluoto and other projects were partly offset by a gain on the sale of a business and positive effects related to the settlement of an arbitration proceeding. Both periods under review included negative equity investment income related to Energy’s equity stake in Areva NP, amounting to a negative €26 million in the current period and a negative €45 million a year earlier, which is also substantially affected by the project in Finland mentioned above. The Division expects continued volatility in equity investment income in coming quarters.

Healthcare

	Year ended
	September 30,		% Change		therein
	2008	2007	Actual	Adjusted*	Currency	Portfolio
	(€ in millions)

Sector
Profit	1,225	1,323	(7)%
Profit margin	11.0%	13.4%
New orders	11,779	10,271	15%	4%	(7)%	18%
Total revenue	11,170	9,851	13%	2%	(7)%	18%
External revenue	11,116	9,798	13%
Therein:
Europe, C.I.S.**, Africa	4,351	3,596	21%
Therein Germany	980	875	12%
Americas	4,861	4,578	6%
Asia, Australia, Middle East	1,904	1,624	17%

*	Excluding currency translation and portfolio effects.

**	Commonwealth of Independent States.

Healthcare posted Sector profit of €1.225 billion in fiscal 2008, compared to €1.323 billion a year earlier. The primary factors in the decline year-over-year were €174 million in transformation costs associated primarily with refocusing of certain business activities in the Imaging & IT and the Workflow & Solutions Divisions and reducing costs. This reduced Sector profit margin for the fiscal year by approximately 150 basis points. Profitability in both years under review was also negatively influenced by PPA effects and integration costs related to three major acquisitions at the Sector’s Diagnostics Division, one each in fiscal 2006, fiscal 2007 and fiscal 2008. These factors took approximately 310 basis points from Sector profit margin in fiscal 2008. PPA effects and integration costs had a lesser impact in the prior year, reducing profitability by approximately 180 basis points, and were also partially offset by a divestment gain of €23 million from the sale of a portion of Healthcare’s stake in a joint venture, Draeger Medical AG & Co. KG.

Orders and revenue at Healthcare rose 15% and 13%, respectively, compared to the prior year. These increases include substantial new volume from the acquisition of Dade Behring in the first quarter of fiscal 2008. On an organic basis, orders rose 4% and revenue increased 2%.

	New Orders
	Year ended
	September 30,		% Change		therein
	2008	2007	Actual	Adjusted*	Currency	Portfolio
	(€ in millions)

Divisions
Imaging & IT	7,243	7,439	(3)%	3%	(6)%	0%
Workflow & Solutions	1,653	1,522	9%	14%	(5)%	0%
Diagnostics	3,195	1,553	106%	3%	(13)%	116%

*	Excluding currency translation and portfolio effects.

	Revenue
	Year ended
	September 30,		% Change		therein
	2008	2007	Actual	Adjusted*	Currency	Portfolio
	(€ in millions)

Divisions
Imaging & IT	6,811	7,066	(4)%	2%	(6)%	0%
Workflow & Solutions	1,490	1,494	(0)%	5%	(5)%	0%
Diagnostics	3,185	1,553	105%	3%	(13)%	115%

*	Excluding currency translation and portfolio effects.

At the Imaging & IT Division, orders came in 3% lower and revenue was 4% lower compared to fiscal 2007. Both results were strongly influenced by negative currency translation effects. Orders rose 9% at the Workflow & Solutions Division in part due to a major order in the second quarter. Revenue was level with the prior year. Primarily due to the Dade Behring acquisition, the Diagnostics Division doubled its orders and revenue year-over-year. From a regional perspective, the Healthcare Sector found its strongest growth in the region comprising Europe, C.I.S., Africa and the region comprising Asia, Australia, Middle East. Both regions combined steady growth in established markets with faster growth in emerging markets. Overall, the book-to-bill ratio for Healthcare for the fiscal year was 1.05.

	Profit			Margin
	Year ended			Year ended
	September 30,			September 30,
	2008	2007	% Change	2008	2007
	(€ in millions)

Divisions
Imaging & IT	899	1,052	(15)%	13.2%	14.9%
Workflow & Solutions	66	163	(60)%	4.4%	10.9%
Diagnostics	248	95	161%	7.8%	6.1%

Profit at Imaging & IT was €899 million, down from the prior-year level. The decline was due mainly to €90 million in transformation costs, consisting primarily of severance charges, impairments and related costs following the review of certain business activities. In addition to the market challenges mentioned above for the Sector overall, the Division also faced challenges in the medical imaging market in the U.S., including the Deficit Reduction Act (DRA) and uncertainty regarding future reimbursements, and a persistently weak market in Japan.

Profit at Workflow & Solutions was €66 million compared to €163 million a year earlier. The decline was influenced strongly by €81 million in transformation costs related primarily to the strategic review of certain business activities.

Profit rose sharply at Diagnostics, to €248 million for the fiscal year, benefiting from acquisitions. The Division’s profit margin in both fiscal 2008 and fiscal 2007 was influenced similarly by PPA effects and integration costs arising from the acquisitions mentioned above. The negative effect on Diagnostics’ profit margin was approximately 1080 basis points in fiscal 2008, including PPA effects of €176 million (including €7 million of inventory step-up charges) and integration costs of €168 million. A year earlier, the negative effect on profitability was approximately 1120 basis points, including €91 million in PPA effects (including €23 million of inventory step-up charges) and €84 million in integration costs.

Equity Investments

As of September 30, 2007, the reportable segment Strategic Equity Investments (SEI) comprised the Company’s investments in NSN, BSH and FSC. During the fourth quarter of fiscal 2008, the scope of the segment was expanded and SEI was renamed into Equity Investments. Prior-year figures were adjusted for purposes of comparison. Equity Investments includes investments accounted for using the equity method; assets held for disposal; and available-for-sale financial assets not allocated to a Sector, Cross-Sector Business, SRE, Pensions or Corporate Treasury for strategic reasons. As of September 30, 2008, Equity Investments include NSN and BSH; our 49% stake in Enterprise Networks Holding, BV (EN); and our 49% investment in Krauss-Maffei Wegmann GmbH & Co. KG, which was reported within Corporate Items as of September 30, 2007. EN was formed during the fourth quarter following the divestment of a 51% stake in Siemens Enterprise Communications GmbH & Co. KG (SEN) to The Gores Group, U.S., which contributed a network equipment and security solutions provider as well as a call center software company to complement the new EN business. SEN was formerly reported within discontinued operations. Assets held for disposal include FSC.

Profit from Equity Investments in fiscal 2008 was a positive €95 million compared to a negative €96 million in fiscal 2007. The major factor in this improvement was NSN, which reported improved operating results and also substantially reduced its restructuring charges and integration costs year-over year. In fiscal 2008 NSN incurred restructuring charges and integration costs of €480 million, down from €991 million in fiscal 2007. As a result, our equity investment loss related to NSN decreased to €119 million in fiscal 2008 from €429 million a year earlier. FSC which posted positive equity income in fiscal 2007, turned negative in fiscal 2008.

Cross-Sector Businesses

Siemens IT Solutions and Services

	Year ended
	September 30,		% Change		therein
	2008	2007	Actual	Adjusted*	Currency	Portfolio
	(€ in millions)

Profit	144	252	(43)%
Profit margin	2.7%	4.7%
New orders	5,272	5,156	2%	4%	(3)%	1%
Total revenue	5,325	5,360	(1)%	1%	(3)%	1%
External revenue	3,845	3,988	(4)%
Therein:
Europe, C.I.S.**, Africa	3,322	3,415	(3)%
Therein Germany	1,451	1,498	(3)%
Americas	430	472	(9)%
Asia, Australia, Middle East	93	101	(8)%

*	Excluding currency translation and portfolio effects.

**	Commonwealth of Independent States.

Profit at Siemens IT Solutions and Services declined sharply year-over-year to €144 million from €252 million a year earlier. This was due mainly to charges at major projects in the U.K., which had a net negative effect on profit of €76 million. Orders for fiscal 2008 were up 2%, at €5.272 billion, while revenue was down 1% year-over-year, at €5.325 billion.

Siemens Financial Services (SFS)

	Year ended
	September 30,
	2008	2007	% Change
	(€ in millions)

Income before income taxes	286	329	(13)%
Total assets	11,328	8,912	27%

Income before income taxes (IBIT) at SFS was €286 million in fiscal 2008 compared to €329 million a year earlier. IBIT for both fiscal years benefited from special dividends resulting from divestment gains by a company in which SFS holds an equity position. The dividends received in fiscal 2007 were higher. IBIT of SFS’ equity and project finance business in fiscal 2007 also included gains on the sales of investments. Total assets as of September 30, 2008 increased significantly to €11.328 billion compared to €8.912 billion at the prior year end, primarily due to growth in the commercial finance business including asset purchases in secondary markets.

The following table provides further information on the capital structure of SFS as of September 30, 2008 and 2007:

	September 30,
	2008	2007
	(€ in millions)

Allocated equity	1,113	1,041
Total debt	9,359	7,081
Therein intragroup financing	9,233	6,822
Therein debt from external sources	126	259
Debt to equity ratio	8.41	6.80
SFS internally purchased receivables	—	406
SFS debt excluding SFS internally purchased receivables	9,359	6,675
Cash and cash equivalents	28	66

Both Moody’s and Standard & Poor’s view SFS as a captive finance company. These ratings agencies generally recognize and accept higher levels of debt attributable to captive finance subsidiaries in determining long-term and short-term credit ratings.

The allocated equity for SFS is determined and influenced by the size and quality of its portfolio of commercial finance assets (primarily leases) and equity investments. This allocation is designed to cover the risks of the underlying business and is oriented at common credit risk management standards in banking. The actual risk profile of the SFS portfolio is evaluated and controlled monthly and is reflected in the quarterly (commercial finance) and annual (equity investments) adjustments of allocated equity.

Reconciliation to Consolidated Financial Statements

Reconciliation to Consolidated Financial Statements includes Other Operations, Siemens Real Estate (SRE) and various categories of items which are not allocated to the Sectors and Cross-Sector Businesses because Management has determined that such items are not indicative of the Sectors’ and Cross-Sector Businesses’ performance.

Other Operations

Other Operations consist primarily of operating business activities not allocated to a Sector or Cross-Sector Businesses. Under the previously announced transformation program for Other Operations, by the end of fiscal 2009 all business activities are to be integrated into an existing Siemens Sector or Cross-Sector Business, divested, moved to a joint venture, or closed. By the end of fiscal 2008, Siemens reached or concluded the implementation phase for a majority of business activities. The loss from Other Operations increased to €367 million from €232 million a year earlier. A significant factor in the change are transformation costs in the amount of €271 million in the current period. These include expenses related to the divestment of a 50% stake in a building and infrastructure business, including a goodwill impairment of €70 million, as well as costs related to the closure of a regional payphone unit in Europe, primarily for severance. The divestment of SHC resulted in transformation costs of €124 million primarily associated with impairments of assets and a loss on the sale. In addition, the SHC transaction involved costs of €21 million related mainly to carve-out activities. Partly due to reallocation, centrally carried regional costs not allocated to a Sector or Cross-Sector Business declined significantly compared to fiscal 2007. In the prior period, Other Operations also included an impairment of €52 million at the regional payphone unit mentioned above. Revenue for Other Operations was €2.470 billion for fiscal 2008, down 14% from €2.884 billion a year earlier, including negative portfolio effects of 7%.

Siemens Real Estate (SRE)

Income before income taxes at SRE was €356 million in fiscal 2008, compared to €228 million in the prior year, mainly due to higher gains from sales of real estate. SRE intends to continue real estate disposals in coming quarters, depending on market conditions.

Corporate items and pensions

Corporate items and pensions totaled a negative €3.853 billion in fiscal 2008 compared to a negative €1.684 billion a year earlier. The major factor in this change was Corporate items, which increased to a negative €3.959 billion from a negative €1.754 billion in fiscal 2007. The current period includes factors already discussed above, including the approximately €1 billion provision related to the ongoing settlement negotiations, €1.081 billion in charges related to the SG&A reduction program, and the one-time endowment of €390 million to the Siemens foundation. These factors were partly offset by the release of an accrual of €38 million following reversal of a previous judgment related to Italian electrical utility Enel. A year earlier, Corporate items included the €440 million related to a European antitrust investigation mentioned earlier and the €81 million primarily to fund job placement companies for former Siemens employees affected by the bankruptcy of BenQ. Both periods under review included expenses related to a regional sales organization in Germany. These totaled €128 million in fiscal 2008 and €108 million in fiscal 2007, in both periods including an impairment. Both periods also included expenses for outside advisors engaged in connection with investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities. These expenses were significantly higher in fiscal 2008, totaling €430 million compared to €152 million the year before.

Eliminations, Corporate Treasury and other reconciling items

Income before income taxes from Eliminations, Corporate Treasury and other reconciling items in fiscal 2008 was a negative €307 million, compared to a negative €358 million a year earlier. The difference year-over-year is mainly due to an improved interest income (expense), net stemming from a combination of lower indebtedness in Siemens’ operating businesses as well as lower interest rates on U.S. dollar denominated debt compared to the prior fiscal year. These positive factors were partly offset by charges of approximately €50 million in the fourth quarter of fiscal 2008 related to counter-party risks, principally involving banks adversely affected by developments in international financial markets.

Fiscal 2007 Compared to Fiscal 2006

Consolidated Operations Of Siemens

Results of Siemens

The following discussion presents selected information for Siemens for the fiscal years ended:

	New Orders (location of customer)
	Year ended
	September 30,		% Change		therein
	2007	2006	Actual	Adjusted*	Currency	Portfolio
	(€ in millions)

Europe, C.I.S.**, Africa	43,374	38,725	12%	11%	0%	1%
therein Germany	13,562	12,782	6%	5%	0%	1%
Americas	22,831	20,202	13%	18%	(9)%	4%
therein U.S.	16,662	15,819	5%	11%	(10)%	4%
Asia, Australia, Middle East	17,711	16,017	11%	13%	(3)%	1%
therein China	4,871	4,357	12%	12%	(2)%	2%
therein India	2,015	1,757	15%	17%	(5)%	3%
Siemens	83,916	74,944	12%	13%	(3)%	2%

*	Excluding currency translation and portfolio effects.

**	Commonwealth of Independent States.

Siemens booked €83.916 billion in new orders in fiscal 2007. This 12% rise compared to fiscal 2006 resulted in a book-to-bill ratio of 1.16 for the year. Europe, C.I.S., Africa was the largest region by volume, followed by the Americas and Asia, Australia, Middle East. Order growth was well-balanced, with double-digit expansion in all three regions. Orders in the region consisting of Europe, C.I.S. and Africa increased by 12% to €43.374 billion for the year, supported by numerous large new contracts.

In the Americas region, orders rose 13% in fiscal 2007, to €22.831 billion. Due primarily to the considerable weakening of the U.S. dollar against the euro, the U.S. share of orders in the region fell to 73% compared to 78% in fiscal 2006. On an organic basis, excluding the net effect of portfolio transactions and currency translation effects, orders were up 18% and 11% in the Americas and the U.S. respectively. Orders in Asia, Australia, Middle East came in at €17.711 billion, 11% higher than in fiscal 2006. Orders in China and India were €4.871 billion and €2.015 billion, and grew at 12% and 15% respectively, accounting for 39% of new orders in the region. A year earlier, their combined share was 38%.

	Revenue (location of customer)
	Year ended
	September 30,		% Change		therein
	2007	2006	Actual	Adjusted*	Currency	Portfolio
	(€ in millions)

Europe, C.I.S.**, Africa	38,180	35,347	8%	7%	0%	1%
therein Germany	12,594	12,382	2%	2%	0%	0%
Americas	19,321	18,371	5%	9%	(8)%	4%
therein U.S.	14,832	14,609	2%	7%	(9)%	4%
Asia, Australia, Middle East	14,947	12,769	17%	19%	(3)%	1%
therein China	4,146	3,667	13%	15%	(3)%	1%
therein India	1,676	1,034	62%	61%	(2)%	3%
Siemens	72,448	66,487	9%	10%	(3)%	2%

*	Excluding currency translation and portfolio effects.

**	Commonwealth of Independent States.

Revenue for fiscal 2007 totaled €72.448 billion, a 9% increase compared to fiscal 2006. Revenue in the region Europe, C.I.S., Africa rose 8% year-over-year, to €38.180 billion, with all Sectors contributing to the increase. Revenue growth was more restrained in the Americas, affected by the considerable weakening of the U.S. dollar against the euro during the year, coming in 5% higher than in fiscal 2006 at €19.321 billion. The U.S. accounted for 77% of the region’s revenue for the year, compared to 80% in fiscal 2006. On an organic basis, revenue for the Americas and the U.S. climbed 9% and 7% year-over-year, respectively.

Revenue grew more rapidly in the region Asia, Australia, Middle East, reaching €14.947 billion on a 17% rise. Revenue in China was up 13% to €4.146 billion, as the Industry Sector and the Energy Sector converted major orders from prior periods into current business. While all Sectors booked more sales in China than in India, revenue for India jumped 62% year-over-year from €1.034 billion to €1.676 billion. Together China and India accounted for 39% of the region’s revenue, up from 37% in fiscal 2006.

	Year ended
	September 30,
	2007	2006	% Change
	(€ in millions)

Gross profit on revenue	20,876	17,379	20%
as percentage of revenue	28.8%	26.1%

Gross profit for fiscal 2007 increased 20% year-over-year, as all Sectors increased gross profit. Gross profit margin increased to 28.8% from 26.1% a year earlier. This increase is due to improved gross profit margins over all Sectors, and in particular at Siemens IT Solution and Services, benefiting from an improved cost structure following severance charges in fiscal 2006.

	Year ended
	September 30,
	2007	2006	% Change
	(€ in millions)

Research and development expenses	(3,399)	(3,091)	10%
as percentage of revenue	4.7%	4.6%	—
Marketing, selling and general administrative expenses	(12,103)	(11,897)	2%
as percentage of revenue	16.7%	17.9%	—
Other operating income	680	629	8%
Other operating expense	(1,053)	(260)	305%
Income from investments accounted for using the equity method, net	108	404	(73)%
Financial income (expense), net	(8)	254	n.a.

Research and development expenses increased to €3.399 billion, led by higher outlays at the Industry Sector and the Healthcare Sector. Despite the increase in our revenue year-over-year, R&D expenses as a percentage of revenue increased slightly to 4.7% from 4.6% in fiscal 2006. Marketing, selling and general administrative expenses declined as a percentage of revenue, to 16.7% from 17.9% a year earlier, due to the substantial increase in our revenue year-over-year.

Other operating income was €680 million in fiscal 2007, compared to €629 million a year earlier. Gains on sales of property, plant and equipment and intangibles increased from €208 million in fiscal 2006 to €289 million in fiscal 2007. In fiscal 2007, gains on disposals of businesses were €196 million, benefiting from a sale of a locomotive leasing business at the Industry Sector, compared to €55 million in fiscal 2006. Fiscal 2006 included a gain of €70 million related to the settlement of an arbitration proceeding.

Other operating expense increased significantly from €260 million in fiscal 2006 to €1.053 billion in fiscal 2007. The change year-over-year is due to expenses related to major legal and regulatory matters in fiscal 2007. This included €440 million stemming from sanctions on major suppliers of gas-isolated switchgear, and €152 million in expenses for external advisors and consultants related to legal and compliance issues, as well as €81 million in funding primarily for job placement companies for former Siemens employees affected by the bankruptcy of BenQ

Mobile GmbH & Co. OHG (BenQ). Other operating expense in fiscal 2007 also included €60 million for goodwill impairment.

Income from investments accounted for using the equity method, net decreased to €108 million from €404 million a year earlier, due to the loss of €429 million in fiscal 2007 from NSN. Financial income (expense), net decreased from a positive contribution of €254 million in fiscal 2006 to a negative €8 million in fiscal 2007, primarily due to higher interest for financial liabilities, which were raised primarily at the end of fiscal 2006. Fiscal 2006 benefited from a pre-tax gain of €84 million related to the sale of the Company’s interest in SMS Demag AG.

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

Income from continuing operations before income taxes increased by 49% to €5.101 billion in fiscal 2007, from €3.418 billion a year earlier, driven by a combination of increased revenue and margins, partly offset with negative equity investment income of €429 million related to NSN and expenses related to major legal and regulatory matters in fiscal 2007. Fiscal 2006 included severance charges at Siemens IT Solution and Services of €576 million.

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

Income from discontinued operations contributed €129 million to net income in fiscal 2007, compared to €703 million a year earlier. Contribution to net income from SV activities was a negative €550 million in fiscal 2007 compared to a positive €410 million in fiscal 2006. This decrease was due to an approximate €1.1 billion tax expense as well as interest expense and closing costs related to the carve-out. Full-year results at Com-related activities contributed positively in both fiscal 2007 and fiscal 2006, with €765 million and €357 million, respectively. The fiscal 2007 result was higher primarily due to the €1.6 billion NSN non-cash gain. This gain was partly offset by €567 million in impairments at the enterprise networking business, a €201 million fine imposed on us in Germany, of which €200 million was tax deductible for tax purposes, and €104 million in other costs related to compliance matters. The remainder of the change year-over-year is due to an operating loss in the fiscal 2007 compared to operating profit at Com a year earlier. While the profitable carrier activities were included for all of fiscal 2006, they were transferred out of discontinued operations and into NSN midway through fiscal 2007. Effects related to BenQ reduced net income by €86 million and €64 million, respectively, in fiscal 2007 and fiscal 2006. For additional information with respect to discontinued operations, see “Notes to Consolidated Financial Statements.”

Net income for Siemens in fiscal 2007 was €4.038 billion, a 21% increase compared to €3.345 billion in the same period a year earlier. Net income attributable to Shareholders of Siemens AG was €3.806 billion, up 21% from €3.135 billion in fiscal 2006.

Segment Information Analysis

Sectors

Industry

	Year ended
	September 30,		% Change		therein
	2007	2006	Actual	Adjusted*	Currency	Portfolio
	(€ in millions)

Sector
Profit	3,521	2,618	34%
Profit margin	9.8%	7.8%
New orders	39,095	36,821	6%	8%	(3)%	1%
Total revenue	36,059	33,658	7%	9%	(3)%	1%
External revenue	34,976	32,607	7%
Therein:
Europe, C.I.S.**, Africa	19,703	18,027	9%
Therein Germany	7,196	6,766	6%
Americas	8,947	8,955	0%
Asia, Australia, Middle East	6,326	5,625	12%

*	Excluding currency translation and portfolio effects.

**	Commonwealth of Independent States.

In fiscal 2007 profit in the Industry Sector was up 34% to €3.521 billion compared to the prior year. All Divisions within the Sector increased profit year-over-year. Apart from OSRAM all Divisions achieved double digit profit growth rates and—apart from Industry Automation—increased profit margins, raising the Sector’s profit margin by two percentage points. Orders in the Industry Sector were up 6% to €39.095 billion, and revenue grew by 7% to €36.059 billion. The two largest Divisions of Sector, Industry Automation and Drive Technologies, drove both orders and revenue growth. On a regional basis, Industry achieved strong growth of external revenue in the region Europe, C.I.S., Africa as well as in the region Asia, Australia, Middle East, while external revenue in the Americas was level with the prior year.

	New Orders
	Year ended
	September 30,		% Change		therein
	2007	2006	Actual	Adjusted*	Currency	Portfolio
	(€ in millions)

Divisions
Industry Automation	7,846	6,697	17%	13%	(2)%	6%
Drive Technologies	8,883	7,412	20%	22%	(2)%	0%
Building Technologies	6,351	6,206	2%	4%	(3)%	1%
OSRAM	4,690	4,563	3%	7%	(4)%	0%
Industry Solutions	7,704	6,887	12%	13%	(3)%	2%
Mobility	6,475	7,694	(16)%	(13)%	(1)%	(2)%

*	Excluding currency translation and portfolio effects.

	Revenue
	Year ended
	September 30,		% Change		therein
	2007	2006	Actual	Adjusted*	Currency	Portfolio
	(€ in millions)

Divisions
Industry Automation	7,545	6,391	18%	13%	(2)%	7%
Drive Technologies	7,793	6,428	21%	23%	(2)%	0%
Building Technologies	6,038	5,728	5%	8%	(4)%	1%
OSRAM	4,690	4,563	3%	7%	(4)%	0%
Industry Solutions	6,601	6,465	2%	3%	(2)%	1%
Mobility	6,160	6,404	(4)%	(2)%	(1)%	(1)%

*	Excluding currency translation and portfolio effects.

Within the Sector all Divisions contributed to growth except for the Mobility Division. Orders and revenue in the Industry Automation Division grew by 17% and 18%, respectively compared to fiscal 2006 and benefited from the acquisition of UGS. UGS’s PLM business got off to a good start within the Industry Automation Division, launching its technology integration and winning new customers for the Division. In the Drive Technologies Division orders increased by 20% to €8.883 billion and revenue grew by 21% to €7.793 billion. Building Technologies’ orders of €6.351 billion grew modestly, rising 2% compared to fiscal 2006, in part due to adverse currency translation effects and slowing construction growth in the U.S., but also as a result of selective order intake. Revenue in the Division rose 5% year-over-year, to €6.038 billion. Building Technologies closed among others the acquisition of an Indian system provider in fiscal 2007 and the acquisition of Bewator in Sweden in fiscal 2006, each bringing the Division new capabilities in building and infrastructure security. OSRAM increased orders and revenue to €4.690 billion in fiscal 2007, up from €4.563 billion a year earlier on broad-based demand throughout the Division. Excluding adverse currency translation effects, primarily in OSRAM’s large U.S. market, revenue and orders rose 7% compared to the prior year on rising demand in Europe and Asia-Pacific. The trend towards energy-efficient lighting solutions had a positive impact on the performance for the 2007 fiscal year. OSRAM was successful in innovative compact fluorescent lamps, high-intensity discharge lamps and LEDs. Energy-efficient products accounted for approximately 60 percent of revenue. Orders at Industry Solutions for fiscal 2007 rose to €7.704 billion, 12% higher than in fiscal 2006, while revenue of €6.601 billion in fiscal 2007 was up 2%, partly held back by industry-wide resource constraints. In the Mobility Division, orders of €6.475 billion in fiscal 2007 reflect a significantly lower level of large orders for the Division as a whole in the second and third quarters of fiscal 2007 compared to the same periods of the prior year. Mobility’s revenue of €6.160 billion was 4% below to the prior-year level including a decline in revenue in the mass transit and infrastructure logistics businesses.

	Profit			Profit Margin
	Year ended			Year ended
	September 30,			September 30,
	2007	2006	% Change	2007	2006
	(€ in millions)

Divisions
Industry Automation	1,102	964	14%	14.6%	15.1%
Drive Technologies	913	559	63%	11.7%	8.7%
Building Technologies	429	275	56%	7.1%	4.8%
OSRAM	492	456	8%	10.5%	10.0%
Industry Solutions	312	221	41%	4.7%	3.4%
Mobility	274	144	90%	4.4%	2.2%

Within the Sector the Industry Automation Division’s profit was 14% higher than in the prior year, though profit growth was held back by €105 million in purchase price accounting (PPA) effects and €16 million in integration costs associated with the acquisition of UGS Corp. (UGS), a leading provider of product lifecycle management (PLM) software which Industry Automation acquired in May 2007 to complement and extend its existing software capabilities. As a result of these effects the profit margin of the Industry Automation Division declined year-over-year and the Division saw a corresponding increase in amortization for intangible assets compared to the prior-year period. Profit of the Drive Technologies Division jumped by 63% to €913 million, and the Division achieved a strong increase in profit margin as it gained operating leverage on rising volume. Profit in fiscal 2007 included €38 million in PPA effects and €7 million in integration costs related to the acquisition of Flender Holding GmbH (acquired in fiscal 2005). The Building Technologies Division increased profit in fiscal 2007 by 56%, to €429 million, demonstrating increased emphasis on its higher-margin businesses in products and services and improved execution including more selective order intake in its solutions business. The Divisons’s fire safety and heating, ventilation and air conditioning businesses made the largest contributions to profit. Profit margins rose on a Division-wide basis as well, strengthening Profit margin for Building Technologies overall by well over two percentage points. OSRAM’s profit of €492 million in fiscal 2007 was 8% higher than in the prior year. Along with strength in its large general lighting business, OSRAM benefited from higher profits in its optical semiconductors business. Profit at the Industry Solutions Divison climbed to €312 million, a 41% increase year-over-year with strong contributions from the Divisions’ industrial technologies and metal technologies businesses. The Mobility Division recorded a Profit of €274 million for fiscal 2007, including a net gain of €76 million on the sale of its locomotive leasing business. Profit and margins rose on a Division-wide basis except for the mass transit business, which took charges related to its Combino railcar and posted a larger loss than in the prior year.

Energy

	Year ended
	September 30,		% Change		therein
	2007	2006	Actual	Adjusted*	Currency	Portfolio
	(€ in millions)

Sector
Profit	1,818	1,084	68%
Profit margin	9.0%	6.4%
New orders	28,543	21,001	36%	38%	(4)%	2%
Total revenue	20,309	16,947	20%	21%	(3)%	2%
External revenue	19,875	16,565	20%
Therein:
Europe, C.I.S.**, Africa	8,243	7,046	17%
Therein Germany	1,876	1,712	10%
Americas	4,885	4,065	20%
Asia, Australia, Middle East	6,747	5,455	24%

*	Excluding currency translation and portfolio effects.

**	Commonwealth of Independent States.

Profit in the Energy Sector climbed 68% year-over-year to €1.818 billion in fiscal 2007. All Divisions in Energy’s portfolio generated strong growth in profit and profit margins, which led to a profit margin of 9% in fiscal 2007 for the Sector as a whole. Orders in the Energy Sector rose 36% in fiscal 2007, to €28.543 billion compared to €21.001 billion in fiscal 2006. Revenue in fiscal 2007 climbed 20% above the prior fiscal year to €20.309 billion compared to €16.947 billion in fiscal 2006. On a regional basis growth rates of external revenue for the Sector were well balanced.

	New Orders
	Year ended
	September 30,		% Change		therein
	2007	2006	Actual	Adjusted*	Currency	Portfolio
	(€ in millions)

Divisions
Fossil Power Generation	11,721	8,104	45%	47%	(4)%	2%
Renewable Energy	2,452	1,561	57%	60%	(3)%	0%
Oil & Gas	4,734	3,603	31%	24%	(2)%	9%
Power Transmission	6,658	5,301	26%	31%	(5)%	0%
Power Distribution	3,327	2,899	15%	17%	(2)%	0%

*	Excluding currency translation and portfolio effects.

	Revenue
	Year ended
	September 30,		% Change		therein
	2007	2006	Actual	Adjusted*	Currency	Portfolio
	(€ in millions)

Divisions
Fossil Power Generation	8,129	6,764	20%	22%	(3)%	1%
Renewable Energy	1,365	894	53%	60%	(8)%	1%
Oil & Gas	3,363	2,973	13%	5%	(1)%	9%
Power Transmission	4,901	4,222	16%	19%	(3)%	0%
Power Distribution	2,851	2,425	18%	20%	(2)%	0%

*	Excluding currency translation and portfolio effects.

In the Oil & Gas Division orders of €4.734 billion grew 31% in fiscal 2007 compared to fiscal 2006 and revenue in fiscal 2007 was up 13% to €3.363 billion. These totals benefited from the acquisition of AG Kühnle Kopp & Kausch in the first quarter of fiscal 2007. Orders for the Power Transmission Division in fiscal 2007 climbed 26% to €6.658 billion compared to €5.301 billion in fiscal 2006. The Division’s high-voltage direct current (HVDC) technology was a strong driver of large orders during the year, including contract wins in China, India and the U.S.

	Profit			Profit Margin
	Year ended			Year ended
	September 30,			September 30,
	2007	2006	% Change	2007	2006
	(€ in millions)

Divisions
Fossil Power Generation	792	584	36%	9.7%	8.6%
Renewable Energy	134	44	205%	9.8%	4.9%
Oil & Gas	241	112	115%	7.2%	3.8%
Power Transmission	371	138	169%	7.6%	3.3%
Power Distribution	279	177	58%	9.8%	7.3%

In fiscal 2007, profit in the Sector’s largest Division, Fossil Power Generation, was up 36% to €792 million compared to €584 million in the prior-year period. Both fiscal years included charges at major projects in the Division. While Fossil Power Generation reduced these charges and also benefited from the settlement of an arbitration proceeding and the sale of a business in fiscal 2007, the improvement was partially offset by higher equity investment losses related to Areva NP and lower cancellation gains compared to fiscal 2006. In fiscal 2007, equity investment income related to Fossil Power Generation’s equity stake in Areva NP, a nuclear power company, was a negative €45 million. In fiscal 2006, equity investment income related to Areva NP was a negative €27 million. The Renewable Energy Division more than tripled its profit in fiscal 2007 compared to the prior-year period and sharply increased its profit margin to 9.8%, while the Oil & Gas Division more than doubled profit and also improved its profit margin strongly year-over-year. The Power Transmission Division’s profit was €371 million in fiscal 2007 compared to €138 in fiscal 2006. The Division’s profit in fiscal 2007 benefited from €25 million in hedging effects not qualifying for hedge accounting whereas the prior-year period included charges related to restructuring programs. Profit for the Power Distribution Division increased to €279 million in fiscal 2007, up from €177 million in fiscal 2006, which also included charges related to restructuring programs.

Healthcare

	Year ended
	September 30,		% Change		therein
	2007	2006	Actual	Adjusted*	Currency	Portfolio
	(€ in millions)

Sector
Profit	1,323	988	34%
Profit margin	13.4%	12.0%
New orders	10,271	9,334	10%	(2)%	(5)%	17%
Total revenue	9,851	8,227	20%	6%	(5)%	19%
External revenue	9,798	8,164	20%
Therein:
Europe, C.I.S.**, Africa	3,596	2,763	30%
Therein Germany	875	682	28%
Americas	4,578	4,044	13%
Asia, Australia, Middle East	1,624	1,357	20%

*	Excluding currency translation and portfolio effects.

**	Commonwealth of Independent States.

Profit at Healthcare climbed to €1.323 billion, 34% higher than in fiscal 2006, and the Profit margin rose to 13.4%. Healthcare’s equity investment income in fiscal 2007 rose to €60 million from €27 million a year earlier, benefiting from a €23 million gain on the sale of a portion of its stake in a joint venture, Draeger Medical AG & Co. KG. These factors enabled Healthcare to more than offset the loss of 180 basis points from profit margin due to PPA effects of €91 million and integration costs of €84 million stemming from two major acquisitions. Diagnostic Products Corp. was acquired late in fiscal 2006 for approximately €1.4 billion, and a division of Bayer AG was acquired in the second quarter of fiscal 2007 for approximately €4.5 billion. Healthcare saw a corresponding increase in amortization of intangible assets compared to fiscal 2006. During fiscal 2007, Healthcare integrated the two acquisitions into its new Diagnostics Division. This business provides a wide range of “in-vitro” solutions, which produce diagnostic information using samples taken from a patient’s body and tested in a clinical laboratory. The Diagnostics division thus complements Healthcare’s imaging businesses, which provide diagnostic information from images of organs and tissues within the body (“in-vivo”). With these two acquisitions Healthcare created the first integrated diagnostic company.

For the Sector, orders raised 10%, to €10.271 billion and revenue climbed 20% year-over-year, to €9.851 billion, on double-digit growth in all major regions of the world as well as in Germany.

	New Orders
	Year ended
	September 30,		% Change		therein
	2007	2006	Actual	Adjusted*	Currency	Portfolio
	(€ in millions)

Divisions
Imaging & IT	7,439	7,851	(5)%	0%	(5)%	0%
Workflow & Solutions	1,522	1,613	(6)%	(3)%	(4)%	1%
Diagnostics	1,553	67	>200%			>200%

*	Excluding currency translation and portfolio effects.

	Revenue
	Year ended
	September 30,		% Change		therein
	2007	2006	Actual	Adjusted*	Currency	Portfolio
	(€ in millions)

Divisions
Imaging & IT	7,066	6,974	1%	6%	(5)%	0%
Workflow & Solutions	1,494	1,387	8%	11%	(4)%	1%
Diagnostics	1,553	67	>200%			>200%

*	Excluding currency translation and portfolio effects.

Orders in the Imaging & IT and the Workflow & Solutions Divisions declined in fiscal 2007 compared to the prior year. Revenue for the Imaging & IT Division were stable year-over-year while the Workflow & Solutions Division increased revenue by 8% in fiscal 2007 compared to fiscal 2006. Both orders and revenue included negative currency translation effects. The Diagnostics Division brought significant new volume to Healthcare in fiscal 2007.

	Profit			Profit Margin
	Year ended			Year ended
	September 30,			September 30,
	2007	2006	% Change	2007	2006
	(€ in millions)

Divisions
Imaging & IT	1,052	841	25%	14.9%	12.1%
Workflow & Solutions	163	180	(9)%	10.9%	13.0%
Diagnostics	95	(2)	n.a.	6.1%	(3.0)%

Based on its competitive strength and international success Imaging & IT Division increased its profit and profit margin compared to the prior year despite continuing market pressure in the U.S., including effects from the U.S. Deficit Reduction Act (DRA). Within the Diagnostics Division PPA effects and integration costs mentioned above reduced the Diagnostics Division’s profit margin by about 1130 basis points in fiscal 2007.

Equity Investments

In fiscal 2007 and 2006, Equity Investments included results at equity from four companies in which Siemens holds an equity stake: Nokia Siemens Networks B.V. (NSN), BSH Bosch und Siemens Hausgeräte GmbH (BSH), Fujitsu Siemens Computers (Holding) B.V. (FSC) and Krauss-Maffei Wegmann GmbH & Co. KG (KMW). In fiscal 2006, before NSN became part of Equity Investments, equity investment income related to BSH, FSC and KMW was €234 million. In fiscal 2007, equity investment income related to BSH, FSC and KMW increased to €333 million. In contrast, NSN took €991 million in charges including €646 million for severance. As a result, Siemens’ equity investment income related to NSN was negative €429 million, and fiscal 2007 equity investment income for Equity Investments overall was negative €96 million.

Cross-Sector Businesses

Siemens IT Solutions and Services

	Year ended
	September 30,		% Change		therein
	2007	2006	Actual	Adjusted*	Currency	Portfolio
	(€ in millions)

Profit	252	(731)
Profit margin	4.7%	(12.8)%
New orders	5,156	5,574	(7)%	5%	(1)%	(11)%
Total revenue	5,360	5,693	(6)%	5%	(1)%	(10)%
External revenue	3,988	4,466	(11)%
Therein:
Europe, C.I.S.**, Africa	3,415	3,885	(12)%
Therein Germany	1,498	1,788	(16)%
Americas	472	504	(6)%
Asia, Australia, Middle East	101	76	32%

*	Excluding currency translation and portfolio effects.
**	Commonwealth of Independent States.

Fiscal 2007 was the first year of operation for Siemens IT Solutions and Services, which combines the former Siemens Business Services (SBS) Group with the four software development entities Program and System Engineering (PSE), Siemens Information Systems Ltd. (SISL), Development Innovation and Projects (DIP) and the Business Innovation Center (BIC). Results for SIS are presented on a retroactive basis, to provide a meaningful comparison with prior periods.

Profit of €252 million resulted largely from a significantly improved cost structure at Siemens IT Solutions and Services, following severance programs in prior-years, which in fiscal 2006 resulted in severance charges of €576 million. The severance charges were a major factor in the Siemens IT Solutions and Services’ loss of €731 million in fiscal 2006. Furthermore Siemens IT Solutions and Services’ profit in fiscal 2007 benefited from more selective order intake. Equity investment income of €10 million in fiscal 2007 includes equity income related to BWI Informationstechnik GmbH, which has been set up in connection with the “HERKULES” project to modernize and manage the non-military information and communications technology of the German Federal Armed Forces. For additional information with respect to HERKULES, see “Notes to Consolidated Financial Statements.”

Revenue and orders of €5.360 billion and €5.156 billion, respectively, came in lower than the prior-year totals due to the divestment of the Siemens IT Solutions and Services’ Product Related Services (PRS) business halfway through fiscal 2006. For additional information with respect to the PRS divestment, see “Notes to Consolidated Financial Statements.” On an organic basis, revenue and orders were up 5% year-over-year. The percentage of the business volume conducted within Siemens rose to 26% from 22% in fiscal 2006. Externally, Siemens IT Solutions and Services conducted a large majority of its business in the region Europe, C.I.S., Africa in both years.

Siemens Financial Services (SFS)

	Year ended
	September 30,
	2007	2006	% Change
	(€ in millions)

Profit	329	306	8%
Total assets	8,912	10,543	(15)%

Income before income taxes at SFS rose to €329 million in fiscal 2007 from €306 million in fiscal 2006. Fiscal year 2007 benefited from gains on sales of shares in SFS’ equity and project finance business and special dividends resulting from divestment gains by a company in which SFS holds an equity position. Income before income taxes in the prior period also included a special dividend related to an investment in the equity and project finance business. Total assets declined compared to the end of fiscal 2006, due to a significant reduction in accounts receivable related to the carve-out of SV and the transfer of carrier activities into NSN.

The following table provides further information on the capital structure of SFS as of September 30, 2007 and 2006:

	September 30,
	2007	2006
	(€ in millions)

Allocated equity	1,041	1,131
Total debt	7,081	8,819
Therein intragroup financing	6,822	8,487
Therein debt from external sources	259	333
Debt to equity ratio	6.80	7.80
SFS internally purchased receivables	406	2,761
SFS debt excluding SFS internally purchased receivables	6,675	6,058
Cash and cash equivalents	66	30

Reconciliation to Consolidated Financial Statements

Reconciliation to Consolidated Financial Statements includes Other Operations, Siemens Real Estate (SRE) and various categories of items, which are not allocated to the Sectors and Cross-Sector Businesses because Management has determined that such items are not indicative of the Sectors’ and Cross-Sector Businesses’ performance.

Other Operations

Other Operations consist of centrally held business activities, shared services and central costs not allocated to a Sector or Cross-Sector Business, including Siemens Home and Office Communication Devices (SHC) and, in fiscal 2006, the distribution and industry logistics (Dematic) businesses carved out of the former Logistics and Assembly Systems Group. Other Operations improved to negative €232 million in fiscal 2007 compared to negative €346 million in fiscal 2006, when the Dematic business lost €159 million and SHC also posted a negative result. In fiscal 2007, SHC turned its business around and contributed €13 million in profit for the year. Centrally carried regional costs not allocated to a Sector or Cross-Sector Business totaled €96 million in the current period, up from €59 million in the prior year. In addition, fiscal 2007 included an impairment of €52 million at a regional payphone company in Europe. Revenue for Other Operations for fiscal 2007 was €2.884 billion, down from €3.944 billion a year earlier primarily due to the Dematic divestment. Within these totals, revenue at SHC remained stable near €790 million.

Siemens Real Estate (SRE)

Income before income taxes at SRE was €228 million in fiscal 2007, compared to €115 million a year earlier. In fiscal 2006, SRE’s result included significantly higher vacancy charges and a lower level of net gains from real estate disposals.

Corporate items and pensions

Corporate items and pensions was negative €1.684 billion in fiscal 2007 compared to negative €507 million a year earlier. The major factor in this change was Corporate items, which increased to negative €1.754 billion from negative €533 million in fiscal 2006 due largely to €843 million in costs related to legal and regulatory matters. Within this figure, significant effects included €440 million stemming from sanctions on major suppliers of gas-isolated switchgear, €152 million in expenses for outside experts engaged to assist with internal and external investigations, and €81 million in funding primarily for job placement companies for former Siemens employees affected by the bankruptcy of BenQ. Corporate items also included higher expenses related to a major asset retirement obligation. Finally, Corporate items in fiscal 2007 also included €106 million related to Siemens’ regional sales organization in Germany, primarily including an impairment. A year earlier, Corporate items benefited from a €95 million gain on the sale of an investment, as well as €70 million in positive effects from settlement of an arbitration proceeding.

Eliminations, Corporate Treasury and other reconciling items

Income before income taxes from Eliminations, Corporate Treasury and other reconciling items was a negative €358 million in fiscal 2007 compared to a negative €343 million a year earlier.

Within this total, Income before income taxes from Corporate Treasury increased to a €153 million in fiscal 2007 compared to a negative €18 million in fiscal 2006. This increase was mainly due to negative effects in the prior year from mark-to-market valuation of a cash settlement option associated with convertible bonds issued in 2003. Further, the total includes interest expenses of €497 million in the current period compared to €325 million a year earlier, primarily related to our Sectors, for interest paid on debt and corporate financing activities through Corporate Treasury. The increase year-over-year was mainly due to increased intra-company financing.

Liquidity and Capital Resources

Financial Strategy and Capital Structure

Financial Strategy

Siemens is committed to a strong financial profile, which gives us the financial flexibility to achieve our growth and portfolio optimization goals.

Our principal source of Company financing is cash inflows from operating activities. Our Corporate Treasury generally manages cash and cash equivalents for the entire Company and has primary responsibility for raising funds in the capital markets for the entire Company, except in countries with conflicting capital market controls. In these countries, the relevant Siemens subsidiary companies obtain financing primarily from local banks. At September 30, 2008, Siemens held €6.893 billion in cash and cash equivalents in various currencies, of which approximately 76% were managed by Corporate Treasury. Corporate Treasury carefully manages investments of cash and cash equivalents subject to strict credit requirements and counterparty limits. In addition, Corporate Treasury lends funds via intragroup financing to the Sectors and Cross-Sector Businesses.

In addition to the sources of liquidity described below, we monitor funding options available in the capital markets and trends in the availability of funds as well as the cost of such funding, with a view to maintaining financial flexibility and limiting repayment risk. We also closely monitor developments in global capital markets, including the recent deterioration of these markets in connection with the global financial crisis, in order to evaluate possible consequences on our financial and risk profile.

Capital Structure

As of September 30, 2008 and 2007, our capital structure was as follows:

	September 30,
	2008	2007	% Change
	(€ in millions)

Total equity attributable to shareholders of Siemens AG	26,774	28,996	(8)%
As percentage of total capital	62%	65%
Short-term debt	1,819	5,637
Long-term debt	14,260	9,860
Total debt	16,079	15,497	4%
As percentage of total capital	38%	35%
Total capital (total debt and total equity)	42,853	44,493	(4)%

In fiscal 2008, total equity attributable to shareholders of Siemens AG decreased by 8% compared to fiscal 2007, in part due to 52,645,665 shares in treasury with a carrying amount of €4.002 billion as of September 30,

2008. These treasury shares were purchased predominantly under the share buyback plan announced in November 2007, as discussed below. Total debt increased 4% during the last fiscal year as a result of issuance of new long-term debt, partly balanced by the repayment of short-term debt. This resulted in a decrease in equity as a percentage of total capital to 62% compared to 65% in fiscal 2007. Debt as a percentage of total capital increased to 38% from 35% in the prior year. For further information related to the share buyback plan and the issuance and repayment of debt, see “Notes to Consolidated Financial Statements.”

Siemens is not subject to any statutory capital requirements. Commitments exist to sell or otherwise issue common shares in connection with established share-based compensation plans. In fiscal 2008, commitments for share-based compensation were fulfilled through repurchases of the Company’s shares. In fiscal 2009, we also plan to fulfill commitments for share-based compensation through repurchases of the Company’s shares. For additional information with respect to share-based compensation and treasury shares, see “Notes to Consolidated Financial Statements.”

Ratings

A key factor in maintaining a strong financial profile is Siemens’ credit rating, which is affected by, among other factors, the capital structure, the ability to generate cash flow, geographic and product diversification, as well as our competitive market position. Our current corporate credit ratings from Moody’s Investors Service and Standard & Poor’s are noted below:

Moody’s
	Investors	Standard &
	Service	Poor’s

Long-term debt	A1	AA−
Short-term debt	P-1	A-1+

On November 9, 2007, Moody’s Investors Service downgraded Siemens’ long-term corporate credit rating from Aa3 to A1 and changed our outlook from “negative” to “stable.” The rating action followed our announcements regarding the share-buyback plan and capital structure target mentioned above. The rating classification A is the third highest rating within the agency’s debt ratings category. The numerical modifier 1 indicates that our long-term debt ranks in the higher end of the A category. The Moody’s rating outlook is an opinion regarding the likely direction of an issuer’s rating over the medium-term. Rating outlooks fall into the following six categories: positive, negative, stable, developing, ratings under review and no outlook.

Moody’s Investors Service’s rating for our short-term corporate credit and commercial paper is P-1, the highest available rating in the prime rating system, which assesses issuers’ ability to honor senior financial obligations and contracts. It applies to senior unsecured obligations with an original maturity of less than one year.

In addition, Moody’s Investors Service published a credit opinion. The most recent credit opinion for Siemens as of June 12, 2008 classified the liquidity profile of the Company as “very healthy.”

Standard & Poor’s rates our long-term corporate credit AA−. On June 15, 2007, Standard & Poor’s resolved the “CreditWatch negative,” dated April 26, 2007 and kept a “negative” outlook. Within Standard & Poor’s long-term issue and issuer credit ratings, an obligation rated AA has the second highest rating category assigned. The modifier “−” indicates that our long-term debt ranks in the lower end of the AA category. The Standard & Poor’s rating outlook is an opinion regarding the likely direction of an issuer’s rating over the medium-term. Rating outlooks fall into the following four categories: Positive, Negative, Stable and Developing. Outlooks have a time frame of typically two years. Ratings appear on CreditWatch when an event or deviation from an expected trend has occurred or is expected, and additional information is necessary to take a rating action. A rating review will normally be completed within approximately 90 days, unless the outcome of a specific event is pending.

Our short-term debt and commercial paper is rated A-1+ within Standard & Poor’s short-term issue credit ratings, giving Siemens the highest-ranking short-term rating.

Siemens has no other agreements with nationally recognized statistical rating organizations to provide long-term and short-term credit ratings.

Please be advised that security ratings are not a recommendation to buy, sell or hold securities. Credit ratings may be subject to revision or withdrawal by the rating agencies at any time. Also considering the current deterioration of capital markets, you should evaluate each rating independently of any other rating.

Cash Flow—Fiscal 2008 Compared to Fiscal 2007

The following discussion presents an analysis of Siemens’ cash flows for fiscal 2008 and 2007. The table below presents cash flows for both continuing and discontinued operations. In the periods under review the latter category includes SV, which was sold to Continental AG in fiscal 2008, as well as the former Com activities, including the enterprise networks business, transferred into EN in fiscal 2008, and the carrier-related business which was transferred into NSN in fiscal 2007. For further information on discontinued operations, see “Notes to Consolidated Financial Statements.”

Siemens reports Free cash flow as a performance measure, which is defined as “Net cash provided by (used in) operating activities” less cash used for “Additions to intangible assets and property, plant and equipment.” We believe this measure is helpful to our investors as an indicator of our ability to generate cash from operations and to pay for discretionary and non-discretionary expenditures not included in the measure, such as dividends, debt repayment or acquisitions. We also use Free cash flow to compare cash generation among the segments of our business. For further information about this measure, refer to “Notes to Consolidated Financial Statements.”

		Continuing				Continuing and
		operations		Discontinued operations		discontinued operations
		Year ended September 30,
		2008	2007	2008	2007	2008	2007
	(€ in millions)

Net cash provided by (used in):
Operating activities	A	9,281	9,822	(657)	(2,494)	8,624	7,328
Investing activities		(9,989)	(10,068)	9,582	(1,289)	(407)	(11,357)
Herein: Additions to intangible assets and property, plant and equipment	B	(3,542)	(3,067)	(179)	(684)	(3,721)	(3,751)
Free cash flow*	A+B	5,739	6,755	(836)	(3,178)	4,903	3,577

*	The closest comparable financial measure under IFRS is “Net cash provided by (used in) operating activities.” “Net cash provided by (used in) operating activities” from continuing operations as well as from continuing and discontinued operations is reported within the “Consolidated Statements of Cash Flow” for Siemens. “Additions to intangible assets and property, plant and equipment” from continuing operations is reconciled to the figures as reported in the “Consolidated Statements of Cash Flow” in the “Notes to Consolidated Financial Statements.” Other companies that report Free cash flow may define and calculate it differently.

Operating activities provided net cash of €8.624 billion in fiscal 2008, compared to net cash provided of €7.328 billion in fiscal 2007. These results include both continuing and discontinued operations. Within the total, continuing operations provided net cash of €9.281 billion compared to €9.822 billion in the same period a year earlier. While income from continuing operations in fiscal 2008 was substantially lower than in fiscal 2007, the major factors in the decrease will be cash effective in future periods. These factors include the approximately €1 billion provision related to ongoing settlement negotiations with authorities in Germany and the U.S., the approximately €1.1 billion severance charges related to our SG&A reduction program, and restructuring expense in particular at Healthcare and Industry. The current period includes a higher build-up in inventories, especially for the Industry Sector, largely offset by higher billings in excess related to large projects in Industry and Energy. Partly due to these billings in excess and the matters described above, liabilities and provisions increased substantially year-over-year. The prior-year period benefited from a substantial decrease in receivables of approximately €2.2 billion related to the SV carve-out and the transfer of carrier activities into NSN, only partly offset by a €431 million penalty payment related to a European Union antitrust investigation. Discontinued operations improved to net cash used of €657 million in fiscal 2008, including a €201 million payment for a previously disclosed fine imposed by the Munich district court, related to former Com activities. For comparison, net cash used of €2.494 billion in fiscal 2007 included a substantially higher build up of net working capital, particularly receivables, as mentioned above.

Investing activities in continuing and discontinued operations used net cash of €407 million in fiscal 2008, compared to net cash used of €11.357 billion in fiscal 2007. Within the total, net cash used in investing activities for continuing operations amounted to €9.989 billion in the current year and to €10.068 billion in the prior-year. Cash outflows in the current period primarily related to the acquisition of Dade Behring at Healthcare for €4.4 billion (net of €69 million cash acquired) and to asset purchases in secondary markets, primarily related to the growth of SFS’s commercial finance business, resulting in a cash outflow of approximately €1.5 billion. Cash outflows in the prior-year period included €4.2 billion related to the acquisition of Bayer’s diagnostic business at Healthcare, €2.7 billion for the UGS acquisition at Industry as well as a payment to acquire AG Kühnle, Kopp & Kausch at Energy. Discontinued operations provided €9.582 billion in net cash during the current period, due primarily to proceeds of €11.4 billion from the sale of SV and net cash used of approximately €1.1 billion relating to the transfer of SEN activities into EN, compared to net cash used of €1.289 billion in the prior year.

Free cash flow from continuing and discontinued operations for Siemens amounted to €4.903 billion in fiscal 2008, compared to €3.577 billion in fiscal 2007. Within the total, Free cash flow for continuing operations in the current period amounted to €5.739 billion compared to €6.755 billion a year earlier. The change year-over-year was due to the decrease in net cash provided by operating actvities as well as by an increase in cash used for additions to intangible assets and property, plant and equipment especially at Energy. Free cash flow from discontinued operations amounted to €(836) million and €(3.178) billion in fiscal 2008 and 2007, respectively.

Financing activities from continuing and discontinued operations used net cash of €6.129 billion in fiscal 2008 compared to net cash used of €1.187 billion in fiscal 2007. Financing activities in the current period were characterized by substantial cash outflows of approximately €4.350 billion relating to the purchase of common stock, including approximately €4.0 billion in total under the first two tranches of the share buyback plan. Short-term debt was reduced by €4.635 billion, mainly due to the repayment of commercial paper and medium-term notes as well as repayment of debt originally raised by Dade Behring in the amount of €0.4 billion. The execution of three long term capital market transactions in fiscal 2008 provided net cash of approximately €5.7 billion. For further information refer to “—Capital Resources and Requirements.” In the prior-year period, changes in short-term debt provided net cash of €4.386 billion, mainly due to the issuance of commercial paper. Repayment of long-term debt in the prior-year period used €4.595 billion, including approximately €3.2 billion in cash used for the redemption of the outstanding notes of a convertible bond as well as by cash used for the redemption of a CHF250 million bond issue and a €991 million bond. Dividends paid to shareholders (for fiscal 2007) increased in the current period to €1.462 billion, up from €1.292 billion in the prior year.

Cash Flow—Fiscal 2007 Compared to Fiscal 2006

The following discussion presents an analysis of Siemens’ cash flows for fiscal 2007 and 2006. The table presents cash flows for continuing and discontinued operations. The latter category includes cash flows relating to Siemens’ enterprise networks business, which was held for sale in both periods under review, the carrier-related business, which was transferred into NSN, the Mobile Devices business sold to BenQ Corporation, and SV, sold to Continental AG in fiscal 2008. For further information on discontinued operations, see “Notes to Consolidated Financial Statements.”

						Continuing and
		Continuing operations		Discontinued operations		discontinued operations
		Year ended September 30,
		2007	2006	2007	2006	2007	2006
	(€ in millions)

Net cash provided by (used in):
Operating activities	A	9,822	5,003	(2,494)	656	7,328	5,659
Investing activities		(10,068)	(4,315)	(1,289)	(381)	(11,357)	(4,696)
Herein: Additions to intangible assets and property, plant and equipment	B	(3,067)	(3,183)	(684)	(869)	(3,751)	(4,052)
Free cash flow	A+B	6,755	1,820	(3,178)	(213)	3,577	1,607

Operating activities provided net cash of €7.328 billion in fiscal 2007, compared to €5.659 billion in fiscal 2006. These results include both continuing operations and discontinued operations. Within the total, continuing operations provided net cash of €9.822 billion, up from €5.003 billion a year earlier. This increase was driven by a significant higher income from continuing operations year-over-year as well as by a substantial improvement in net working capital compared to fiscal 2006. Accordingly, cash outflows relating to net inventories improved and current liabilities increased primarily due to advanced payments at Energy in fiscal 2007. The change year-over-year in net working capital was also due to a substantial decrease in receivables in fiscal 2007 primarily related to the SV carve-out and the transfer of carrier activities into NSN. Fiscal 2007 was impacted by payments of €431 million relating to the antitrust investigation involving suppliers of high-voltage gas-isolated switching systems, while fiscal 2006 included substantially higher cash outflows related to severance payments at Siemens IT Solutions and Services. Discontinued operations used net cash of €2.494 billion in fiscal 2007, including a build-up of net working capital, particularly receivables, and €640 million tax payments related to the carve-out of SV. A year earlier, discontinued operations provided net cash of €656 million.

Investing activities used net cash of €11.357 billion in fiscal 2007, a substantial increase from €4.696 billion in fiscal 2006. Within these results, continuing operations were the primary factor in the change year-over-year, using net cash of €10.068 billion compared to net cash used of €4.315 billion in the same period a year earlier. Cash outflows for acquisitions in fiscal 2007 amounted to €7.334 billion, including approximately €4.2 billion spent for the Bayer acquisition at Healthcare and approximately €2.7 billion spent for the UGS acquisition at Industry. In fiscal 2006 cash outflows for acquisitions amounted to €2.052 billion, including the acquisition of DPC at Healthcare with approximately €1.3 billion net of €94 million cash acquired, as well as Electrium and Bewator at Industry, the coal gasification business of Sustec-Group and Wheelabrator at Energy with a combined purchase price of approximately €0.4 billion. In fiscal 2006, net cash used in investing activities benefited from €1.127 billion in net proceeds from the sale of our shares in Infineon Technologies AG (Infineon). In fiscal 2007 discontinued operations used net cash of €1.289 billion compared to net cash used of €381 million in the prior-year period, which benefited from €465 million in proceeds from the sale of our shares in Juniper Networks, Inc (Juniper).

Free cash flow from continuing and discontinued operations amounted to €3.577 in fiscal 2007, compared to €1.607 in fiscal 2006. Within the total, free cash flow from continuing operations for Siemens was €6.755 billion for fiscal 2007, a significant increase from €1.820 billion in the same period a year earlier. The change year-over-year was due to the increase in net cash provided by operating activities mentioned above, combined with lower capital expenditures (CAPEX), defined as spending for additions to intangible assets and property, plant and equipment. Accordingly, cash flow used for CAPEX decreased to €3.067 billion in fiscal 2007, down from €3.183 billion a year before. Free cash flow from discontinued operations amounted to a negative €3.178 billion in fiscal 2007 compared to a negative €213 million a year earlier.

Financing activities from continuing and discontinued operations in fiscal 2007 used net cash of €1.187 billion compared to net cash provided of €1.206 billion in fiscal 2006. In fiscal 2007, changes in short-term debt provided net cash of €4.386 billion, mainly due to the issuance of commercial paper and medium term notes. These cash inflows were compensated by cash outflows for the repayment of long-term debt amounting to €4.595 billion in fiscal 2007, including approximately €3.2 billion in cash used for the redemption of the outstanding notes of a convertible bond as well as by cash used for the redemption of a CHF250 million bond and a €991 million bond. Financing activities in fiscal 2006 were characterized by substantial raising of long-term debt, totaling €6.701 billion. This included the issuance of two tranches of U.S. dollar-denominated bonds totaling U.S.$1.0 billion (€0.8 billion). Further we issued four tranches of U.S. dollar-denominated bonds totaling U.S.$5.0 billion (€3.9 billion), as well as a hybrid bond in two tranches, one denominated in euros (nominal €900 million) and one denominated in British pounds (nominal £750 million, or €1.1 billion). Repayment of long-term debt used €1.710 billion in cash in fiscal 2006, including a €1.6 billion payment for a bond, which was due on July 4, 2006. The repayment of commercial paper programs was the major effect for cash outflows of €1.762 billion related to changes in short term debt. Dividends paid to shareholders rose year-over-year to €1.292 billion in fiscal 2007 from €1.201 billion in fiscal 2006.

Capital Resources and Requirements

Our capital resources consist of a variety of short- and long-term financial instruments including loans from financial institutions, commercial paper, medium-term notes and bonds. In addition, other capital resources consist of liquid resources such as cash and cash equivalents, future cash flows from operating activities and current available-for-sale financial assets. Our capital requirements include, among others, scheduled debt service, regular capital spending, ongoing cash requirements from operating activities and capital requirements for our share buyback plan.

Total debt as stated on the Consolidated Balance Sheets relates to our commercial papers, medium-term notes, bonds, loans from banks and other financial indebtedness such as obligations under finance leases. Total liquidity refers to the liquid financial assets we had available at the respective balance sheet dates to fund our business operations and pay for near term obligations. Total liquidity comprises Cash and cash equivalents and current Available-for-sale financial assets. Net debt results from total debt less total liquidity. Management uses the net debt measure for internal corporate finance management, as well as for external communication with rating agencies, and accordingly we believe that presentation of net debt may be useful for investors. Net debt should not be considered in isolation as an alternative to total debt as presented in accordance with IFRS.

	September 30,
	2008	2007
	(€ in millions)

Short-term debt and current maturities of long-term debt	1,819	5,637
Long-term debt	14,260	9,860
Total debt	16,079	15,497
Cash and cash equivalents	6,893	4,005
Available-for-sale financial assets (current)	152	193
Total liquidity	7,045	4,198

Net debt	9,034	11,299

Credit facilities —We have three credit facilities at our disposal for general corporate purposes. Our credit facilities at September 30, 2008 consist of approximately €6.7 billion in committed lines of credit.

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

As of September 30, 2008, approximately €6.0 billion of these lines of credit remained unused.

Commercial paper program— We have a U.S.$9 billion (approximately €6.3 billion) global multi-currency commercial paper program in place, including U.S.$ extendable notes capabilities. As of September 30, 2008, the nominal amount outstanding under this program was U.S.$283 million (approximately €198 million). Our issues of commercial paper have a maturity of typically less than 90 days.

Medium-term note program—We have a “programme for the issuance of debt instruments” (medium-term note program) of €5.0 billion in place which we updated in May 2008. In June 2008, we issued a Eurobond under this program in an aggregate amount of €3.4 billion, comprising three tranches: a tranche of €1.2 billion due 2011, a second tranche of €1.0 billion due 2014 and a third tranche of €1.2 billion due 2018. In August 2008, we increased two tranches of this Eurobond issue by €750 million, €350 million due 2011 and €400 million due 2018. In fiscal 2006, we issued bonds of U.S.$1.0 billion in a tranche of U.S.$500 million due 2012 and a tranche of U.S.$500 million due 2016 also under this program. The nominal amount outstanding under the medium-term note program was approximately €4.9 billion as of September 30, 2008.

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

Other financing instruments—In May 2008, we issued four series of assignable loans (“Schuldscheindarlehen”) in an aggregate amount of €1.1 billion, two tranches totaling €483.5 million maturing 2013 and two tranches totaling €616.5 million maturing 2015.

Also in May 2008, we issued €500 million extendable notes in the format of a private placement, maturing 2009 (or 2010 and 2011, subject to an extension option by the note-holders).

In fiscal 2006, the Company issued two series of notes, each U.S.$750 million maturing 2009 and 2012, as well as two series of notes, each U.S.$1.750 billion maturing 2016 and 2026. In fiscal 2001, the Company issued a Eurobond in an aggregate amount of €4.0 billion comprising two tranches, of which a tranche of €2.0 billion maturing 2011 is still outstanding.

In addition, in September 2006 we issued a subordinated Hybrid Capital Bond in two tranches, a euro tranche of €900 million and a British pound tranche of £750 million, both tranches with a final legal maturity in 2066 and with a call option for the Company after 10 years or thereafter. The total nominal amount of our Hybrid bond is approximately €1.8 billion. The reason for these issuances was to better match fund capital and currency requirements, to diversify our investor base and to strengthen the overall balance sheet.

Further information about our bonds and the other components of debt is given in “Notes to Consolidated Financial Statements.”

Capital expenditures—Our total capital expenditures for additions to intangible assets and property, plant and equipment (PPE) amounted to €3.721 billion in fiscal 2008, compared to €3.751 billion in the prior year. The capital expenditure rate for our Sectors, defined as additions to intangible assets and PPE as a percentage of amortization and depreciation, was 116% for fiscal 2008. We have set a mid-term target to keep this percentage in the range of 95%-115%.

Cash flows related to portfolio activities—During fiscal 2008, we incurred significant cash outflows in connection with the acquisition of Dade Behring at Healthcare. The aggregate consideration, including the assumption of debt, amounted to approximately €4.9 billion (including €69 million cash acquired). Further, we incurred cash outflows of approximately €1.1 billion related primarily to financing of SEN in connection with its divestment. In contrast, we received approximately €11.4 billion in cash inflows from the sale of SV. For further information, see “Notes to Consolidated Financial Statements.”

Share buyback plan—In November 2007, we announced a share buyback plan for up to €10 billion in share repurchases through 2010 for the purpose of cancellation and reduction of capital stock and, to a lesser extent, to fulfill obligations arising out of share-based compensation programs. During fiscal 2008, we repurchased shares in two tranches in a total volume of approximately €4.0 billion with the primary purpose of cancellation and reduction of capital stock under this plan.

Dividends—At the Annual Shareholders’ Meeting scheduled for January 27, 2009, the Managing Board, in agreement with the Supervisory Board, will submit the following proposal: to pay €1.60 per share as a dividend, which aggregates to an expected total payout of €1.378 billion. The prior-year dividend was also €1.60 per share. The amount attributable to shares of stock of Siemens AG held in treasury by the Company as of the date, as well as attributable to treasury stock retired by the date, of the Annual Shareholders’ Meeting shall be carried forward.

Other capital requirements—Other expected significant capital requirements include cash outflows in connection with our SG&A reduction program and other restructuring measures, as well as capital requirements for legal and regulatory matters, including the payment of potential fines in connection with investigations conducted by public prosecutors and other government authorities regarding allegations of public corruption, including ongoing settlement negotiations with authorities in Germany and the U.S. In addition, in October 2008, Siemens received a drawdown request by NSN for two tranches of €250 million each in relation to a Shareholder Loan

Agreement between Siemens and NSN closed at arm’s length, thereby utilizing the maximum amount under this agreement. In accordance with the agreement, both tranches of this shareholder loan mature in fiscal 2011.

Contractual Obligations

In the ordinary course of business, Siemens’ primary contractual obligations regarding cash involve debt service, purchase obligations and operating lease commitments.

The following table summarizes contractual obligations for future cash outflows as of September 30, 2008:

	Payments due by period
		Less than			After
	Total	1 year	1-3 years	4-5 years	5 years
	(€ in millions)

Debt	16,079	1,819	2,285	3,761	8,214
Purchase obligations	15,949	13,957	1,707	224	61
Operating leases	2,715	631	845	548	691

Total contractual cash obligations	34,743	16,407	4,837	4,533	8,966

Debt—At September 30, 2008, Siemens had €16.079 billion of short- and long-term debt, of which €1.819 billion will become due within the next 12 months. Short-term debt includes current maturities of long-term debt, as well as loans from banks coming due within the next 12 months. At September 30, 2008, the weighted average maturity of our bonds and notes due after one year was 7.04 years. At September 30, 2007, total debt was €15.497 billion. Further information about the components of debt is given in “Notes to Consolidated Financial Statements.”

Debt for Siemens at September 30, 2008 consisted of the following:

	Short-Term	Long-Term	Total
	(€ in millions)

Notes and bonds	1,024	11,942	12,966
Loans from banks	479	1,856	2,335
Other financial indebtedness	265	280	545
Obligations under finance leases	51	182	233

Total debt	1,819	14,260	16,079

Purchase obligations—At September 30, 2008, Siemens had €15.949 billion in purchase obligations. Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding and which specify all of the following items: (i) fixed or minimum quantities, (ii) fixed, minimum or variable price provisions and (iii) approximate timing of the transaction.

Operating leases—At September 30, 2008, Siemens had a total of €2.715 billion in total future payment obligations under non-cancelable operating leases. For additional information, see “Notes to Consolidated Financial Statements.”

Siemens is subject to asset retirement obligations related to certain items of property, plant and equipment. Such asset retirement obligations are primarily attributable to environmental clean-up costs which amounted to €648 million as of September 30, 2008 and to costs primarily associated with the removal of leasehold improvements at the end of the lease term amounting to €34 million as of September 30, 2008. For additional information with respect to asset retirement obligations, see “Notes to Consolidated Financial Statements.”

Off-Balance Sheet Arrangements

Guarantees—Guarantees are principally represented by credit guarantees and guarantees of third-party performance. As of September 30, 2008, the undiscounted amount of maximum potential future payments for guarantees was €9.531 billion. Credit guarantees cover the financial obligation of third-parties in cases where

Siemens is the vendor and/or contractual partner. In addition, Siemens provides credit line guarantees with variable utilization to associated and related companies. The total amount for credit guarantees was €480 million as of September 30, 2008. Performance bonds and guarantees of advanced payments guarantee the fulfillment of contractual commitments of partners in a consortium where Siemens may be the general or subsidiary partner. In the event of non-performance under the contract by the consortium partner(s), Siemens will be required to pay up to an agreed-upon maximum amount. Guarantees of third-party performance amounted to €1.726 billion as of September 30, 2008.

The Federal Republic of Germany has commissioned a consortium consisting of Siemens IT Solutions and Services and IBM Deutschland GmbH (IBM) to modernize and operate the non-military information and communications technology of the German Federal Armed Forces (Bundeswehr). This project is called HERKULES. A project company, BWI Informationstechnik GmbH (BWI) will provide the services required by the terms of the contract. Siemens IT Solutions and Services is a shareholder in the project company. The total contract value amounts to a maximum of approximately €6 billion. In connection with the consortium and execution of the contract between BWI and the Federal Republic of Germany in December 2006, Siemens issued several guarantees connected to each other legally and economically in favor of the Federal Republic of Germany and of the consortium member IBM. The guarantees ensure that BWI has sufficient resources to provide the required services and to fulfill its contractual obligations. These guarantees are listed as a separate item “HERKULES obligations” due to their compound and multilayer nature. Total future payments potentially required by Siemens amount to €3.890 billion as of September 30, 2008 and will be reduced by approximately €400 million per year over the remaining 9-year contract period. Yearly payments under these guarantees are limited to €400 million plus, if applicable, a maximum of €90 million in unused guarantees carried forward from the prior year.

Furthermore, Siemens has provided indemnification in connection with dispositions of certain business entities, which protects the buyer from certain tax, legal, and other risks related to the purchased business entity. These other guarantees were €3.435 billion as of September 30, 2008. In the event that it becomes probable that Siemens will be required to satisfy these guarantees, provisions are established. Such provisions are established in addition to the liabilities recognized for the non-contingent component of the guarantees. Most of the guarantees have fixed or scheduled expiration dates, and in practice such guarantees are rarely drawn. For additional information with respect to our guarantees, see “Notes to Consolidated Financial Statements.”

Pension Plan Funding

The defined benefit obligation (DBO) of Siemens’ principal pension plans, which considers future compensation increases, amounted to €22.7 billion on September 30, 2008, compared to €25.0 billion on September 30, 2007. The fair value of plan assets as of September 30, 2008 was €20.2 billion compared to €24.0 billion on September 30, 2007. Accordingly, the combined funding status of Siemens principal pension plans on September 30, 2008 showed an underfunding of €2.5 billion compared to an underfunding of €1.0 billion at the end of the prior fiscal year. The actual return on plan assets during the last twelve months amounted to €(2.177) billion, mainly driven by negative equity markets. This represents a (9.7)% return, compared to the expected return of 6.5%.

Siemens’ funding policy for its pension funds is part of its overall commitment to sound financial management, which also includes an ongoing analysis of the structure of its pension liabilities, particularly the duration by class of beneficiaries. To balance return and risk, Siemens has developed a pension benefit risk management concept. As prime risk we have identified a decline in the principle plans’ funded status as a result of adverse developments of plan assets and/or defined benefit obligations. We monitor our investments and our defined benefit obligations in order to measure such prime risk. The prime risk quantifies the expected maximum decline in the funded status for a given confidence level over a given time horizon. A risk budget on group level forms the basis for the determination of our investment strategy, i.e. the strategic assets class allocation of principle plan assets and the degree of interest rate risk hedging. Both, risk budget and investment strategy, are regularly reviewed with the participation of senior external experts of the international asset management and insurance industry to allow for an integral view on pension assets and pension liabilities. We select asset managers based on our quantitative and qualitative analysis and subsequently constantly monitor their performance and risk, both on a stand-alone basis, as well as in the broader portfolio context. We review the asset allocation of each plan in light of the duration of the related pension liabilities and analyze trends and events that may affect asset values in order to initiate appropriate measures at a very early stage.

Siemens also regularly reviews the design of its pension plans. Historically, the majority of Siemens pension plans have included significant defined benefits. However, in order to reduce the Company’s exposure to certain risks associated with defined benefit plans, such as longevity, inflation, effects of compensation increases and other factors, we implemented new pension plans in some of our major subsidiaries including Germany, the U.S. and the U.K. during the last several years. The benefits of these new plans are based predominantly on contributions made by the Company and are still affected by longevity, inflation adjustments and compensation increases to a minor extent only. We expect to continue to review the need for the implementation of similar plan designs outside Germany in the coming years to better control future benefit obligations and related costs.

For more information on Siemens pension plans, see “Notes to Consolidated Financial Statements.”

Overview Financial Position

During fiscal 2008, total assets increased to €94.463 billion, up from €91.555 billion the year before. Our financial position in fiscal 2008 was influenced primarily by portfolio transactions, especially the sale of SV and the acquisition of Dade Behring. The assets and liabilities of SV classified as of September 30, 2007 on the balance sheet as held for disposal have been derecognized from our Consolidated Financial Statements, while in return the proceeds from the sale have increased cash and cash equivalents. While the integration of Dade Behring during fiscal 2008 increased our assets and liabilities, the acquisition itself resulted in a significant cash outflow. For information on acquisitions and dispositions, see “Notes to Consolidated Financial Statements.”

The following table shows current assets at the end of fiscal 2008 and fiscal 2007:

	September 30,
	2008	2007
	(€ in millions)

Cash and cash equivalents	6,893	4,005
Available-for-sale financial assets	152	193
Trade and other receivables	15,785	14,620
Other current financial assets	3,116	2,932
Inventories	14,509	12,930
Income tax receivables	610	398
Other current assets	1,368	1,322
Assets classified as held for disposal	809	11,532

Total current assets	43,242	47,932

Cash and cash equivalents totaled €6.893 billion as of September 30, 2008. The increase of €2.888 billion was primarily driven by the large portfolio transactions mentioned above, resulting in net cash inflows, and the issuance of long-term debt during fiscal 2008. These factors were partly offset by the reduction of short-term debt, by the share repurchases in connection with our previously announced share buyback plan and by cash outflows related to the divestment of a 51% stake in SEN. For further information, see “—Liquidity and Capital Resources—Cash Flow—Fiscal 2008 Compared to Fiscal 2007.”

The increase in trade and other receivables and inventories year-over-year included increases in all three Sectors and was driven by broad-based revenue growth, including new business volume from acquisitions.

Assets classified as held for disposal decreased significantly, to €809 million as of September 30, 2008 compared to €11.532 billion a year earlier. This change is due primarily to the sale of SV and the divestment of SEN.

Long-term assets at the respective balance sheet dates for fiscal 2008 and 2007 were as follows:

	September 30,
	2008	2007
	(€ in millions)

Goodwill	16,004	12,501
Other intangible assets	5,413	4,619
Property, plant and equipment	11,258	10,555
Investments accounted for using the equity method	7,017	7,016
Other financial assets	7,785	5,561
Deferred tax assets	3,009	2,594
Other assets	735	777

Total long-term assets	51,221	43,623

In fiscal 2008, the net increase in goodwill and other intangible assets primarily related to the acquisition of Dade Behring, based on the preliminary purchase price allocation. For further information see “Notes to Consolidated Financial Statements.”

The increase in other financial assets results mainly from SFS’ growth in the commercial finance business including asset purchases in secondary markets. For further information see “—Fiscal 2008 Compared to Fiscal 2007—Segment Information Analysis.”

The table below shows current and long-term liabilities at the respective balance sheet dates:

	September 30,
	2008	2007
	(€ in millions)

Short-term debt and current maturities of long-term debt	1,819	5,637
Trade payables	8,860	8,382
Other current financial liabilities	2,427	2,553
Current provisions	5,165	3,581
Income tax payables	1,970	2,141
Other current liabilities	21,644	17,058
Liabilities associated with assets classified as held for disposal	566	4,542

Total current liabilities	42,451	43,894

Long-term debt	14,260	9,860
Pension plans and similar commitments	4,361	2,780
Deferred tax liabilities	726	580
Provisions	2,533	2,103
Other financial liabilities	376	411
Other liabilities	2,376	2,300

Total long-term liabilities	24,632	18,034

Short-term debt and current maturities of long-term debt totaled €1.819 billion at the end of fiscal 2008, a decrease of €3.818 billion from the prior year-end. This decrease mainly results from a lower level of outstanding commercial paper, totaling €198 million as of September 30, 2008 compared to €4.332 billion a year earlier.

The increase in current provisions is due mainly to the provision in the amount of approximately €1 billion in connection with the ongoing settlement negotiations mentioned earlier.

Other current liabilities increased by €4.586 billion compared to fiscal 2007. The increase was primarily driven by increased billings in excess of cost, particularly in the Energy Sector. Other current liabilities as of September 30, 2008 also include accruals for future severance payments we expect to make under our SG&A program.

The decrease in liabilities associated with assets classified as held for disposal was driven primarily by the divestments of SV and SEN mentioned above.

Compared to fiscal 2007, long-term debt increased by €4.400 billion to €14.260 billion at the end of fiscal 2008, primarily due to several capital market transactions. During the current period, we updated our medium-term notes program and issued additional fixed-rate notes in the total amount of €4.150 billion. In addition, we issued assignable loans (“Schuldscheindarlehen”) totaling €1.1 billion in fiscal 2008.

Further information with respect to short- and long-term debt is also provided under “—Liquidity and Capital Resources—Capital Resources and Requirements” as well as in the “Notes to Consolidated Financial Statements.”

Shareholders’ equity and total assets were as follows:

	September 30,
	2008	2007
	(€ in millions)

Total equity attributable to shareholders of Siemens AG	26,774	28,996
Equity ratio	28%	32%
Minority interest	606	631
Total assets	94,463	91,555

Total shareholders’ equity attributable to shareholders of Siemens AG decreased by €2.222 billion to €26.774 billion at the end of fiscal 2008. The decrease results mainly from an increase in treasury shares of €4.002 billion, that were primarily acquired during fiscal 2008 under our previously announced share-buyback plan, actuarial losses on pension plans and similar commitments of €1.716 billion, and dividend payments of €1.462 billion. These factors were partly offset by net income attributable to shareholders of Siemens AG of €5.725 billion, arising mainly from the sale of SV within discontinued operations.

Total assets increased 3% year-over-year. Total equity attributable to shareholders of Siemens AG decreased by 8%. As a result, our equity ratio fell by four percentage points, to 28%.

For additional information on Siemens’ financial position, see “Notes to Consolidated Financial Statements.”

Subsequent Events

At the beginning of November 2008, Siemens signed an agreement to sell its 50% stake of Fujitsu Siemens Computers (Holding) BV (FSC) to Fujitsu Limited. A gain is expected to arise on the transaction. The transaction, which is subject to the approval of regulatory authorities, is expected to close in the third quarter of fiscal 2009.

At the beginning of October 2008, Siemens completed the transfer of an 80.2% stake in Siemens Home and Office Communication Devices GmbH & Co. KG (SHC), reported in Other Operations, to ARQUES Industries AG.

Effective November 17, 2008, Barbara Kux was appointed to the Siemens Managing Board. Barbara Kux will head the Supply Chain Management and serve as Chief Sustainability Officer.

On November 28, 2008, the Supervisory Board of Siemens AG decided that it will propose the appointment of Ernst & Young AG Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft, Stuttgart, at the Annual Shareholders’ Meeting in January 2009 as independent auditors for the fiscal year 2009.

Effective November 30, 2008, Jim Reid-Anderson resigned from his positions as CEO of the Healthcare Sector and as member of the Siemens Managing Board. As of December 1, 2008, Hermann Requardt, already a member of the Managing Board, will be CEO of the Healthcare Sector. Hermann Requardt will also retain his position as Chief Technology Officer and head of the Corporate Technology department.

Critical Accounting Estimates

Siemens’ consolidated financial statements are prepared in accordance with IFRS. Our significant accounting policies, as described in “Notes to Consolidated Financial Statements,” are essential to understand our results of operations, financial positions and cash flows. Certain of these accounting policies require critical accounting estimates that involve complex and subjective judgments and the use of assumptions, some of which may be for matters that are inherently uncertain and susceptible to change. Such critical accounting estimates could change from period to period and have a material impact on our financial position, results of operations and cash flows. Critical accounting estimates could also involve estimates where management reasonably could have used a different estimate in the current accounting period. Management cautions that future events often vary from forecasts and that estimates routinely require adjustment.

Revenue Recognition on Construction Contracts—The Company’s Sectors, particularly Energy and Industry, conduct a significant portion of their business under construction contracts with customers. The Company generally accounts for construction projects using the percentage-of-completion method, recognizing revenue as performance on a contract progresses. This method places considerable importance on accurate estimates of the extent of progress towards completion. Depending on the methodology to determine contract progress, the significant estimates include total contract costs, remaining costs to completion, total contract revenues, contract risks and other judgments. Management of the operating Divisions continually review all estimates involved in such construction contracts and adjusts them as necessary. The Company also uses the percentage-of-completion method for projects financed directly or indirectly by Siemens. In order to qualify for such accounting, the credit quality of the customer must meet certain minimum parameters as evidenced by the customer’s credit rating or by a credit analysis performed by Siemens Financial Services (SFS), which performs such reviews on behalf of the Company’s Managing Board. At a minimum, a customer’s credit rating must be single B from external rating agencies, or an equivalent SFS-determined rating. In cases where the credit quality does not meet such standards, the Company recognizes revenue for construction contracts and financed projects based on the lower of cash if irrevocably received, or contract completion. The Company believes the credit factors used provide a reasonable basis for assessing credit quality.

Trade and other Receivables—The allowance for doubtful accounts involves significant management judgment and review of individual receivables based on individual customer creditworthiness, current economic trends and analysis of historical bad debts on a portfolio basis. For the determination of the country-specific component of the individual allowance, we also consider country credit ratings, which are centrally determined based on information from external rating agencies. Regarding the determination of the valuation allowance derived from a portfolio-based analysis of historical bad debts, a decline of receivables in volume results in a corresponding reduction of such provisions and vice versa. As of September 30, 2008 and 2007, Siemens recorded a total valuation allowance for accounts receivable of €1,013 million and €895 million, respectively. Siemens also selectively assists customers through arranging financing from various third-party sources, including export credit agencies, in order to be awarded supply contracts. In addition, the Company provides direct vendor financing and grants guarantees to banks in support of loans to Siemens customers when necessary and deemed appropriate.

Impairment—Siemens tests at least annually whether goodwill has suffered any impairment, in accordance with its accounting policy. The determination of the recoverable amount of a division to which goodwill is allocated involves the use of estimates by management. The recoverable amount is the higher of the division’s fair value less costs to sell and its value in use. The Company generally uses discounted cash flow based methods to determine these values. These discounted cash flow calculations use five-year projections that are based on the financial budgets approved by management. Cash flow projections take into account past experience and represent management’s best estimate about future developments. Cash flows after the planning period are extrapolated using individual growth rates. Key assumptions on which management has based its determination of fair value less costs to sell and value in use include estimated growth rates, weighted average cost of capital and tax rates. These estimates, including the methodology used, can have a material impact on the respective values and ultimately the amount of any goodwill impairment. Likewise, whenever property, plant and equipment and other intangible assets are tested for impairment, the determination of the assets’ recoverable amount involves the use of estimates by management and can have a material impact on the respective values and ultimately the amount of any impairment. See “Notes to Consolidated Financial Statements” for further information.

Employee Benefit Accounting—Obligations for pension and other post-employment benefits and related net periodic benefit costs are determined in accordance with actuarial valuations. These valuations rely on key assumptions including discount rates, expected return on plan assets, expected salary increases, mortality rates and health care trend rates. The discount rate assumptions reflect the rates available on high-quality fixed-income investments of appropriate duration at the balance sheet date. Expected returns on plan assets assumptions are determined on a uniform basis, considering long-term historical returns and asset allocations. Due to changing market and economic conditions the underlying key assumptions may differ from actual developments and may lead to significant changes in pension and other post-employment benefit obligations. Such differences are recognized in full directly in equity in the period in which they occur without affecting profit or loss. For a discussion of the current funding status and a sensitivity analysis with respect to the impact of certain critical assumptions on the net periodic benefit cost.

Siemens has implemented and will continue to run restructuring projects, such as the SG&A programme announced in fiscal year 2008. The program will result in a reduction of primarily administrative workforce. Costs in conjunction with terminating employees and other exit costs are subject to significant estimates and assumptions. See “Notes to Consolidated Financial Statements” for further information.

Provisions—Significant estimates are involved in the determination of provisions related to onerous contracts, warranty costs and legal proceedings. A significant portion of the business of certain operating divisions is performed pursuant to long-term contracts, often for large projects, in Germany and abroad, awarded on a competitive bidding basis. Siemens records a provision for onerous sales contracts when current estimates of total contract costs exceed expected contract revenue. Such estimates are subject to change based on new information as projects progress toward completion. Onerous sales contracts are identified by monitoring the progress of the project and updating the estimate of total contract costs which also requires significant judgment relating to achieving certain performance standards, for example in the IT service business, the Mobility Division and the Energy Sector, as well as estimates involving warranty costs.

Siemens is subject to legal and regulatory proceedings and government investigations in various jurisdictions. These proceedings are, amongst others, related to the area of competition law and to possible breaches of anticorruption legislation in Germany, the Foreign Corrupt Practices Act in the United States and similar legislation in other countries. Such proceedings may result in criminal or civil sanctions, penalties or disgorgements against the Company. If it is more likely than not that an obligation of the Company exists and will result in an outflow of resources, a provision is recorded if the amount of the obligation can be reliably estimated. Regulatory and legal proceedings as well as government investigations often involve complex legal issues and are subject to substantial uncertainties. Accordingly, management exercises considerable judgment in determining whether it is more likely than not that such a proceeding will result in an outflow of resources and whether the amount of the obligation can be reliably estimated. The Company periodically reviews the status of these proceedings with both inside and outside counsel. These judgments are subject to change as new information becomes available. The required amount of a provision may change in the future due to new developments in the particular matter. Revisions to estimates may significantly affect results of future operations. Upon resolution of any legal or regulatory proceeding or government investigation, Siemens may incur charges in excess of the recorded provisions for such matters. It can not be excluded that the financial condition or results of operations of Siemens will be materially affected by an unfavorable outcome of legal or regulatory proceedings or government investigations. See “Notes to Consolidated Financial Statements” for further information.

Recent Accounting Pronouncements

For information on recent accounting pronouncements see “Note 2 to Consolidated Financial Statements.”

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

The following table sets forth the names of the members of our Supervisory Board, their dates of birth, the expiration of their respective terms, their board positions and principal occupations, and their principal outside directorships at September 30, 2008:

Companies at which
	Date of	Term	Board position and	Supervisory Board and similar
Name	birth	expires	principal occupation	positions were held

Dr. Gerhard Cromme	2/25/1943	Annual General Meeting 2013	Chairman of the Supervisory Board; Chairman of the Supervisory Board, ThyssenKrupp AG	Allianz SE; Axel Springer AG; ThyssenKrupp AG; Compagnie de Saint-Gobain S.A.
Ralf Heckmann(1)	7/19/1949	Annual General Meeting 2013	First Deputy Chairman; Chairman of the Central Works Council, Siemens AG	—
Dr. Josef Ackermann	2/7/1948	Annual General Meeting 2013	Second Deputy Chairman; Chairman of Board of Managing Directors, Deutsche Bank AG	Belenos Clean Power Holding Ltd.; Royal Dutsch Shell plc
Lothar Adler(1)	2/22/1949	Annual General Meeting 2013	Member; Deputy Chairman of the Central Works Council, Siemens AG	—

Companies at which
	Date of	Term	Board position and	Supervisory Board and similar
Name	birth	expires	principal occupation	positions were held

Jean-Louis Beffa	8/11/1941	Annual General Meeting 2013	Member; Chairman of the Board of Directors of Compagnie de Saint Gobain S.A.	BNP Paribas; Compagnie de Saint Gobain S.A.; GDF Suez S.A.; Groupe Bruxelle Lambert; Le Monde S.A.; Le Monde & Partenaires Associés S.A.S.; Saint-Gobain Corporation; Société Editrice du Monde S.A.
Gerhard Bieletzki(1)(2)	5/16/1947		Former Member; Chairman of the Works Council of Siemens VDO Automative AG.	—
Gerd von Brandenstein	4/6/1942	Annual General Meeting 2013	Member; Economist	DEGEWO Deutsche Gesellschaft zur Förderung des Wohnungsbaues, gemeinnützige Aktiengesellschaft
John David Coombe(3)	3/17/1945		Former Member; Chartered Accountant (FCA)	Hogg Robinson Group plc; Home Retail Group plc; HSBC Holdings plc
Hildegard Cornudet(1)(3)	4/16/1949		Former Member; Computer Engineer	—
Michael Diekmann	12/23/1954	Annual General Meeting 2013	Member; Chairman of the Board of Management of Allianz SE	Allianz Deutschland AG; Allianz Global Investors AG; BASF AG; Dresdner Bank AG; Linde AG; Allianz S.p.A.; Assurances Générales de France
Dr. Hans Michael Gaul	3/2/1942	Annual General Meeting 2013	Member	Evonik Industries AG; HSBC Trinkaus & Burkhardt AG; IVG Immobilien AG; VNG-Verbundnetz Gas AG; Volkswagen AG
Birgit Grube(1)(3)	8/21/1945		Former Member; Administrative Clerk	—
Prof. Dr. Peter Gruss	6/28/1949	Annual General Meeting 2013	Member, President of the Max Planck Society for the Advancement of Science e.V.	DeveloGen AG
Bettina Haller(1)	3/14/1959	Annual General Meeting 2013	Member; Member of the Central Works Council, Siemens AG	—
Heinz Hawreliuk(1)	3/20/1947	Annual General Meeting 2013	Member; Representative, IG Metall	—
Berthold Huber(1)	2/15/1950	Annual General Meeting 2013	Member; First Chairman, IG Metall	Audi AG
Harald Kern(1)	3/16/1960	Annual General Meeting 2013	Member; Member of the Central Works Council, Siemens AG	—
Prof. Dr. Walter Kröll(3)	5/30/1938		Former Member; Consultant	MTU Aero Engines GmbH; Wincor Nixdorf AG

Companies at which
	Date of	Term	Board position and	Supervisory Board and similar
Name	birth	expires	principal occupation	positions were held

Dr. Nicola Leibinger-Kammüller	12/15/1959	Annual General Meeting 2013	Member; President and Chairwoman of the Managing Board of TRUMPF GmbH + Co. KG	Claas Kommanditgesellschaft auf Aktien mgh; Deutsche Lufthansa AG; Voith AG
Prof. Dr. Michael Mirow(3)	10/6/1938		Former Member; University Professor	—
Werner Mönius(1)	5/16/1954	Annual General Meeting 2013	Member; Chairman of Siemens Europe Committee	—
Roland Motzigemba(1)(4)	3/24/1960		Former Member; Chairman of the Central Works Council, Siemens Enterprise Communications Management GmbH & Co. KG	—
Thomas Rackow(1)(3)	2/6/1952		Former Member; Industrial manager	—
Håkan Samuelsson	3/15/1951	Annual General Meeting 2013	Member; Chairman of the Executive Board of MAN AG	MAN Diesel SE; MAN Ferrostaal AG; MAN Nutzfahrzeuge AG; manroland AG; MAN TURBO AG; RENK Aktiengesellschaft
Dieter Scheitor(1)	11/23/1950	Annual General Meeting 2013	Member; Member of the Executive Committee, IG Metall	—
Dr. Albrecht Schmidt(3)	3/13/1938		Former Member; Retired Bank Director	Münchener Rückversicherungs-Gesellschaft AG; Thyssen’sche Handelsgesellschaft m.b.H.
Dr. Henning Schulte-Noelle(3)	8/26/1942		Former Member; Chairman of the Supervisory Board, Allianz SE	Allianz SE; E.ON AG; ThyssenKrupp AG
Dr. Rainer Sieg(1)	12/20/1948	Annual General Meeting 2013	Member; Chairman of the Central Committee of Spokespersons, Siemens AG	—
Peter von Siemens(3)	8/10/1937		Former Member; Industrial Manager	—
Jerry I. Speyer(3)	6/23/1940		Former Member; Chairman & CEO, Tishman Speyer
Birgit Steinborn(1)	3/26/1960	Annual General Meeting 2013	Member; Member of the Central Works Council, Siemens AG	—
Lord Iain Vallance of Tummel	5/20/1943	Annual General Meeting 2013	Member; Chairman, Amsphere Ltd.	—

(1)	Elected by employees.

(2)	Gernard Bieletzki ceased to be a member of the Supervisory Board on December 3, 2007.

(3)	John David Coombe, Hildegard Cornudet, Birgit Grube, Prof. Dr. Walter Kröll, Prof. Dr. Michael Mirow, Thomas Rackow, Dr. Albrecht Schmidt, Dr. Henning Schulte-Noelle, Peter von Siemens and Jerry I. Speyer ceased to be members of the Supervisory Board on January 24, 2008.

(4)	Roland Motzigemba was a member of the Supervisory Board from December 3, 2007 to January 24, 2008.

There are six Supervisory Board committees: the Chairman’s Committee, the Audit Committee, the Compliance Committee, the Finance and Investment Committee, the Nominating Committee and the Mediation Committee. Set forth in the table below are the current members of each committee. For a comprehensive discussion of the functions of our committees, please refer to Item 10: “Additional Information—Corporate Governance.”

Name of committee	Current members

Chairman’s Committee	Chairman Dr. Gerhard Cromme, Ralf Heckmann,* Dr. Josef Ackermann, Berthold Huber (as of January 24, 2008.)*
Audit Committee	Chairman Dr. Hans Michael Gaul (Chairman as of January 24, 2008,) Dr. Henning Schulte-Noelle (Chairman until January 24, 2008,) Dr. Gerhard Cromme, Ralf Heckmann,* John David Coombe (until January 24, 2008,) Heinz Hawreliuk,* Dieter Scheitor (as of January 24, 2008,) * Lord Iain Vallance of Tummel (as of January 24, 2008.)
Compliance Committee	Chairman Dr. Gerhard Cromme, Ralf Heckmann,* John David Coombe (until January 24, 2008), Dr. Hans Michael Gaul (as of January 24, 2008), Bettina Haller (as of January 24, 2008), * Heinz Hawreliuk,* Dr. Henning Schulte-Noelle (until January 24, 2008), Lord Iain Vallance of Tummel (as of January 24, 2008).
Finance and Investment Committee(1)	Chairman Dr. Gerhard Cromme, Dr. Josef Ackermann (until January 24, 2008,)(2) Lothar Adler (as of January 24, 2008,)* Gerd von Brandenstein (as of January 24, 2008,) Håkan Samuelsson (as of January 24, 2008,) Dieter Scheitor (as of January 24, 2008,) * Dr. Albrecht Schmidt (until January 24, 2008,)(2) Birgit Steinborn (as of January 24, 2008.)*
Nominating Committee	Chairman Dr. Gerhard Cromme, Dr. Josef Ackermann, Dr. Hans Michael Gaul (as of January 24, 2008), Dr. Henning Schulte-Noelle (until January 24, 2008).
Mediation Committee	Chairman Dr. Gerhard Cromme, Ralf Heckmann,* Dr. Josef Ackermann, Heinz Hawreliuk (until January 24, 2008,)* Berthold Huber (as of January 24, 2008.)*

*	Elected by employees.

(1)	Established by a resolution dated January 24, 2008 and replacing the Ownership Rights Committee established under §32 of the German Codetermination Act.

(2)	Member of the Ownership Rights Committee

The business address of the members of our Supervisory Board is the same as our business address, Wittelsbacherplatz 2, D-80333 Munich, Germany, care of Dr. Gerhard Cromme.

Managing Board

As of January 1, 2008, the Company has implemented changes to the Managing Board of Siemens AG. In the new Managing Board structure, the previous distinction between the Manging Board and the Corporate Executive Committee was eliminated. As of September 30, 2008, our Managing Board consisted of 8 members. Effective November 17, 2008, the Supervisory Board additionally appointed Barbara Kux a full member of the Managing Board of Siemens AG.

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

Our Managing Board has one committee which is authorized to make certain decisions without seeking the approval of the full Managing Board. The Equity and Employee Stock Committee is responsible for certain capital measures as well as for the issuance of employee stock, including the determination of the terms of such issuances. The members of this committee are President and CEO Peter Löscher; Executive Vice-President and CFO Joe Kaeser and Executive Vice-President Dr. Siegfried Russwurm. Dr. Jürgen Radomski was a member of this committee until December 31, 2007.

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

The following table sets forth the names of the members of our Managing Board, their dates of birth, the expiration of their respective terms, their current positions and their principal outside directorships at September 30, 2008:

Companies at which
	Date of	Term		Supervisory Board and similar
Name	birth	expires	Current position	positions were held

Peter Löscher	9/17/1957	3/31/2012	President and CEO
Joe Kaeser	6/23/1957	3/31/2011	Executive Vice-President and CFO	Allianz Deutschland AG; Bayerische Börse AG; Enterprise Networks Holdings B.V.
Wolfgang Dehen(1)	2/9/1954	3/31/2012	Executive Vice-President	TÜV Süd AG
Dr. Heinrich Hiesinger	5/25/1960	3/31/2012	Executive Vice-President	—
Rudi Lamprecht(2)	10/12/1948		Former Executive Vice-President	—
Eduardo Montes(2)	10/02/1951		Former Senior Vice-President	Grupo FerroAtlántica, S.L., Mecalux, S.A.
Dr. Jürgen Radomski(2)	10/26/1941		Former Executive Vice-President	ALBA AG; Deutsche Krankenversicherung AG; Dräger Medical AG & Co. KG
Jim Reid-Anderson(3)	4/12/1959	4/30/2013	Executive Vice-President	—
Prof. Dr. Erich R. Reinhardt(3)	10/03/1946		Former Executive Vice-President	Dräger Medical AG & Co. KG
Prof. Dr. Hermann Requardt	2/11/1955	3/31/2011	Executive Vice-President	—
Dr. Siegfried Russwurm(1)	6/27/1963	3/31/2012	Executive Vice-President	—
Dr. Uriel J. Sharef(2)	8/19/1944		Former Executive Vice-President	—
Peter Y. Solmssen	1/24/1955	3/31/2012	Executive Vice-President	—
Prof. Dr. Klaus Wucherer(2)	7/09/1944		Former Executive Vice-President	Deutsche Messe AG; Gildemeister AG; Infineon Technologies AG; INPRO Innovationsgesellschaft für fortgeschrittene Produktionssysteme in der Fahrzeugindustrie mbH, LEONI AG; SAP AG

(1)	Wolfgang Dehen and Dr. Siegfried Russwurm were elected as members of the Managing Board, effective January 1, 2008.

(2)	Rudi Lamprecht, Eduardo Montes, Dr. Jürgen Radomski, Dr. Uriel J. Sharef and Prof. Dr. Klaus Wucherer ceased to be members of the Managing Board, effective December 31, 2007.

(3)	Prof. Dr. Erich Reinhardt ceased to be a member of the Managing Board, effective April 30, 2008. Jim Reid-Anderson was elected as a member of the Managing Board in his place, effective May 1, 2008.

The business address of the members of our Managing Board is the same as our business address, Wittelsbacherplatz 2, D-80333 Munich, Germany.

Compensation Report

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

Managing Board remuneration

The Managing Board compensation system, including fundamental contractual elements, is adopted and regularly reviewed at the Supervisory Board’s plenary meetings. The Chairman’s Committee of the Supervisory Board, which is responsible for the execution, amendment, extension and cancellation of employment contracts and pension agreements with Managing Board members, prepares the relevant proposals for adoption by the Supervisory Board. The Chairman’s Committee of the Supervisory Board consists of the Chairman of the Supervisory Board, Dr. Gerhard Cromme, and the two Deputy Chairmen of the Supervisory Board, Dr. Josef Ackermann and Ralf Heckmann, as well as Berthold Huber as another member appointed by the Supervisory Board.

The remuneration of the members of the Managing Board of Siemens is based on the Company’s size and global presence, its economic and financial position, and the level and structure of managing board compensation paid by peer companies. In addition, the compensation reflects each Managing Board member’s responsibilities and performance. The level of Board compensation is designed to be competitive in the market for highly qualified executives and to provide incentives for successful work.

In fiscal year 2008, the Managing Board remuneration had four components: (i) a fixed annual salary, (ii) a variable bonus which the Chairman’s Committee may adjust upward or downward by up to 20 percent of the amount of target attainment, (iii) stock-based compensation, and (iv) a pension benefit contribution. With regard to fixed salary and bonus, a target annual compensation is determined, consisting of 50% fixed and 50% variable components. The target compensation is reviewed every two to three years on the basis of an analysis of the compensation paid by peer companies to their top managers. The last review was conducted as of April 1, 2006.

In fiscal year 2008, the remuneration of the Managing Board members is composed as follows:

•	The fixed compensation is paid as a monthly salary.

•	The variable bonus is based on the level of the Company’s attainment of certain targets relating to “return on capital employed” (ROCE), “economic value added” (EVA) and Free cash flow as well as other financial goals, if any, that are set at the start of the fiscal year by the Chairman’s Committee of the Supervisory Board (for information about the definitions of ROCE, EVA and Free cash flow, see Item 4: “Information on the Company—Financial Performance Measures”). One half of the bonus is paid as an annual bonus and is contingent upon achieving the Company-wide ROCE and/or EVA targets and Free cash flow targets established for the fiscal year. The other half is granted as a long-term bonus, the amount of which depends on the average attainment of ROCE and/or EVA targets or Free cash flow targets over a three-year period. Apart from the ROCE and/or EVA targets and the Free cash flow targets, the compliance targets uniformly applicable to senior management were agreed with the Managing Board.

•	As of fiscal year 2006, the stock-based compensation has consisted only of stock awards.

•	Under the Siemens Defined Contribution Benefit Plan (BSAV), members of the Managing Board receive contributions, the individual amounts of which are determined annually on the basis of a percentage of their respective target annual compensation established by the Chairman’s Committee of the Supervisory Board. A portion of these contributions is accounted for by funding of pension commitments earned prior to transfer to the BSAV. In addition, special contributions may be granted on the basis of individual decisions.

On July 29, 2008, the Supervisory Board amended the Managing Board compensation system, effective October 1, 2008, by combining the former variable compensation components, i.e. annual bonus and long-term bonus, into a single bonus. The target amount of the new bonus corresponds to 100 percent of the fixed compensation (base salary).

As of fiscal year 2009, members of the Managing Board may participate in the new Share Matching Plan that will be available to all employees of Siemens worldwide over the medium term. Managing Board members participating in the Share Matching Plan are entitled to invest up to 50 percent of the annual gross bonus payable to them in Siemens shares. After expiration of a three-year holding period, each plan participant will receive one free matching share of Siemens stock for every three Siemens shares acquired and continuously held under the Plan. Furthermore, the members of the Managing Board are entitled to participate in the Company’s new Base Share Program replacing the former Employee Share Purchase Program.

Under the uniform Share Ownership Guidelines applicable worldwide within the Company, from 2012 on the members of the Managing Board are required to hold Siemens shares equal to a multiple of their base salary (300 percent in the case of the President and CEO, 200 percent in the case of Managing Board members).

Managing Board contracts concluded on or after June 1, 2007 provide for a compensation payment on premature resignation from office without serious cause, the amount of which must not exceed the value of two years’ compensation (severance payment cap).

In the event of a change of control—i.e. if one or several shareholders acting jointly or in concert acquire a majority of the voting rights in Siemens AG and exercise a controlling influence, or if Siemens AG becomes a dependent enterprise as a result of entering into an enterprise contract within the meaning of § 291 of the German Stock Corporation Act (AktG), or if Siemens AG is to be merged into an existing corporation or other entity—any member of the Managing Board has the right to terminate the contract of employment if such change of control results in a substantial change in position (e.g. due to a change in corporate strategy or a change in the Managing Board member’s duties and responsibilities). If this right of termination is exercised, the Managing Board member is entitled to receive a severance payment which amounts to the target annual compensation applicable at the time of contract termination for the remaining contractual term of office, but at least for a period of three years. In addition, non-monetary benefits are settled by a cash payment equal to five percent of the severance payment. The stock-based components of compensation for which a firm commitment exists will remain unaffected. Stock options may, alternatively, also be exercised at the time of employment contract termination. No severance payments are made if the Managing Board member receives benefits from third parties in connection with a change of control. A right of termination does not exist if the change of control occurs within a period of twelve (12) months prior to a Managing Board member’s retirement. When signing or extending existing Managing Board contracts in the future, the Company intends to limit severance payments resulting from a change of control to the amount recommended by the German Corporate Governance Code.

On November 12, 2008, the Chairman’s Committee of the Supervisory Board determined the values of stock awards and the bonus awards to be granted, after assessing the attainment of the targets set at the start of the fiscal year.

For the fiscal year 2008, the aggregate cash compensation amounted to €25.9 million (2007: €33.2 million) and total remuneration amounted to €36.4 million (2007: €41.7 million), representing a decrease in total remuneration of 12.7 percent.

The following compensation was determined for the members of the Managing Board for fiscal year 2008 (individual disclosure):

			Fair value of stock-
	Cash compensation		based compensation			Total
	2008	2007	2008		2007	2008	2007
			(Amounts in €)(1)

Managing Board members serving as of September 30, 2008
Peter Löscher	7,338,777	1,710,038	2,500,035		1,000,065	9,838,812	2,710,103
Wolfgang Dehen(2)	1,674,702	—	1,000,022		—	2,674,724	—
Dr. Heinrich Hiesinger	2,176,043	763,373	1,000,022		750,025	3,176,065	1,513,398
Joe Kaeser	2,463,932	2,502,886	1,000,022		750,025	3,463,954	3,252,911
Jim Reid-Anderson(3)	811,741	—	1,000,022		—	1,811,763	—
Prof. Dr. Hermann Requardt	2,466,040	2,560,568	1,000,022		750,025	3,466,062	3,310,593
Dr. Siegfried Russwurm(2)	1,770,654	—	1,000,022		—	2,770,676	—
Peter Y. Solmssen(4)	4,015,310	—	1,000,022		—	5,015,332	—
Former Managing Board members
Dr. Klaus Kleinfeld(5)	—	5,332,028	—		750,000	—	6,082,028
Prof. Johannes Feldmayer(5)	—	3,006,107	—		—	—	3,006,107
Rudi Lamprecht(5)	242,232	2,993,188	—		750,025	242,232	3,743,213
Eduardo Montes(5)(6)	212,258	2,606,764	—		750,025	212,258	3,356,789
Dr. Jürgen Radomski(5)(8)	736,581	2,993,142	—		750,025	736,581	3,743,167
Prof. Dr. Erich R. Reinhardt(6)(7)	1,302,235	2,679,371	1,000,022	(9)	750,025	2,302,257	3,429,396
Dr. Uriel J. Sharef(5)	243,783	3,002,607	—		750,025	243,783	3,752,632
Prof. Dr. Klaus Wucherer(5)	425,854	3,006,413	—		750,025	425,854	3,756,438

Total	25,880,142	33,156,485	10,500,211		8,500,290	36,380,353	41,656,775

(1)	The fair value of the stock-based compensation relates to stock awards granted in November 2008 and 2007 for fiscal years 2008 and 2007, respectively.

(2)	Wolfgang Dehen and Dr. Siegfried Russwurm were elected full members of the Managing Board effective January 1, 2008.

(3)	Jim Reid-Anderson was elected a full member of the Managing Board effective May 1, 2008.

(4)	Peter Y. Solmssen was elected a full member of the Managing Board effective October 1, 2007.

(5)	Dr. Klaus Kleinfeld resigned from the Managing Board effective June 30, 2007; Prof. Johannes Feldmayer resigned from the Managing Board effective September 30, 2007; and Rudi Lamprecht, Eduardo Montes, Dr. Jürgen Radomski, Dr. Uriel J. Sharef and Prof. Dr. Klaus Wucherer resigned from the Managing Board effective December 31, 2007.

(6)	Deputy members of the Managing Board until December 31, 2007.

(7)	Prof. Dr. Erich R. Reinhardt was elected a full member of the Managing Board effective January 1, 2008 and resigned from the Managing Board, effective April 30, 2008.

(8)	On November 12, 2008, the Chairman’s Committee of the Supervisory Board resolved, in view of the damage claims asserted against former Managing Board members, to exercise a right of lien or retention on the payment of annual and long-term bonuses to Dr. Jürgen Radomski.

(9)	15,494 stock awards with a fair value of €583,349 were granted to Prof. Dr. Erich R. Reinhardt in his capacity as member of the Managing Board; 11,067 stock awards with a fair value of €416,673 were granted to him pursuant to the service agreement in place as of his mutually agreed early resignation from the Managing Board.

Rudi Lamprecht, Eduardo Montes, Dr. Uriel J. Sharef and Prof. Dr. Klaus Wucherer agreed to an early mutual termination of their assignment and employment contracts effective December 31, 2007. Mr. Montes received severance pay in the amount of €6.12 million, and Mr. Lamprecht, Dr. Sharef and Prof. Dr. Wucherer each received €3.372 million. The amount and the composition of each severance payment was determined primarily on the basis of the full remaining term of the terminated employment contract and in consideration of the variable and the stock-based compensation components provided for in the contract. Of the amounts involved, €1.872 million, or

€3.12 million in the case of Mr. Montes, relate to the settlement of bonus payments, and €1.5 million, or €3.0 million in the case of Mr. Montes, to the settlement of stock-based compensation. It was agreed in each case to perform a recalculation of the severance payments due to Managing Board members after the close of the fiscal year on the basis of the actual degrees of target achievement, which may result in a payment claim or a refund obligation on the part of the Managing Board member concerned vis-à-vis the Company. On November 12, 2008, the Chairman’s Committee of the Supervisory Board resolved, in view of the damage claims asserted against former Managing Board members, to exercise a right of lien or retention on payments in satisfaction of valid claims by Mr. Lamprecht, Dr. Sharef and Prof. Dr. Wucherer with regard to fiscal year 2008.

In settlement of their respective contractual entitlement to transitional payments, Mr. Lamprecht received €1.56 million, and Dr. Sharef and Prof. Dr. Wucherer each received €1.872 million.

In addition, consulting agreements were signed under which Mr. Lamprecht, Mr. Montes, Dr. Sharef and Prof. Dr. Wucherer, after leaving the Managing Board, are to provide consulting services to the Company for a monthly consulting fee of €78,000 each (Mr. Lamprecht, Dr. Sharef and Prof. Dr. Wucherer) and €65,000 (Mr. Montes), respectively, in particular on the integration of the former operating Groups for which they had been responsible into the new Sector structure, and to cooperate and assist in the transition of existing business contacts to their respective successors.

During the term of their consulting agreements, Mr. Lamprecht, Mr. Montes, Dr. Sharef and Prof. Dr. Wucherer are entitled to contributions to their respective Siemens Defined Contribution Benefit Plan (BSAV).

The existing consulting agreement with Mr. Montes runs until October 31, 2011. The consulting agreement entered into with Dr. Sharef was terminated as of September 30, 2008, while the consulting agreements with Prof. Dr. Wucherer and Mr. Lamprecht were terminated as of December 31, 2008 and March 31, 2009, respectively.

With regard to his mutually agreed early resignation from the Managing Board, Prof. Dr. Erich R. Reinhardt’s contract of employment was replaced by a service agreement expiring on March 31, 2011 providing for a target annual compensation in the amount of €1.56 million. Prof. Dr. Reinhardt will continue to serve the Company in a consultative capacity.

The following table describes the details of cash compensation on an individual basis:

	Cash compensation
	Salary		Annual bonus		Long term bonus		Other(1)		Total
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
	(Amounts in €)

Managing Board members serving as of September 30, 2008
Peter Löscher	1,980,000	495,000	1,972,530	604,132	2,085,473	604,132	1,300,774	6,774	7,338,777	1,710,038
Wolfgang Dehen(2)	585,000	—	581,357	—	460,442	—	47,903	—	1,674,702	—
Dr. Heinrich Hiesinger	780,000	260,000	675,521	311,038	676,699	189,566	43,823	2,769	2,176,043	763,373
Joe Kaeser	780,000	780,000	761,670	933,114	854,995	756,990	67,267	32,782	2,463,932	2,502,886
Jim Reid-Anderson(3)	325,000	—	241,503	—	241,503	—	3,735	—	811,741	—
Prof. Dr. Hermann Requardt	780,000	780,000	761,670	933,114	862,325	814,320	62,045	33,134	2,466,040	2,560,568
Dr. Siegfried Russwurm(2)	585,000	—	571,253	—	583,445	—	30,956	—	1,770,654	—
Peter Y. Solmssen(4)	780,000	—	761,670	—	761,670	—	1,711,970	—	4,015,310	—
Former Managing Board members
Dr. Klaus Kleinfeld(5)	—	1,704,320	—	1,796,750	—	1,796,750	—	34,208	—	5,332,028
Prof. Johannes Feldmayer(5)	—	936,000	—	1,119,737	—	910,822	—	39,548	—	3,006,107
Rudi Lamprecht(5)	234,000	936,000	—	1,119,737	—	910,822	8,232	26,629	242,232	2,993,188
Eduardo Montes(5)(6)	195,000	780,000	—	933,114	—	824,499	17,258	69,151	212,258	2,606,764
Dr. Jürgen Radomski(5)(8)	234,000	936,000	228,501	1,119,737	266,683	910,822	7,397	26,583	736,581	2,993,142
Prof. Dr. Erich R. Reinhardt(6)(7)	455,000	780,000	322,799	1,026,051	503,381	843,024	21,055	30,296	1,302,235	2,679,371
Dr. Uriel J. Sharef(5)	234,000	936,000	—	1,119,737	—	910,822	9,783	36,048	243,783	3,002,607
Prof. Dr. Klaus Wucherer(5)	234,000	936,000	—	1,119,737	—	910,822	191,854	39,854	425,854	3,006,413

Total	8,181,000	10,259,320	6,878,474	12,135,998	7,296,616	10,383,391	3,524,052	377,776	25,880,142	33,156,485

(1)	Other compensation includes non-cash benefits e.g. in the form of company cars of €212,395 (2007: €282,102), subsidized insurance of €65,978 (2007: €48,634), reimbursement of legal and/or tax advice fees, accommodation and moving expenses of €3,245,679 (2007: €47,040).

(2)	Wolfgang Dehen and Dr. Siegfried Russwurm were elected full members of the Managing Board effective January 1, 2008.

(3)	Jim Reid-Anderson was elected a full member of the Managing Board effective May 1, 2008.

(4)	Peter Y. Solmssen was elected a full member of the Managing Board effective October 1, 2007.

(5)	Dr. Klaus Kleinfeld resigned from the Managing Board effective June 30, 2007; Prof. Johannes Feldmayer resigned from the Managing Board effective September 30, 2007; and Rudi Lamprecht, Eduardo Montes, Dr. Jürgen Radomski, Dr. Uriel J. Sharef and Prof. Dr. Klaus Wucherer resigned from the Managing Board effective December 31, 2007.

(6)	Deputy members of the Managing Board until December 31, 2007.

(7)	Prof. Dr. Erich R. Reinhardt was elected a full member of the Managing Board effective January 1, 2008 and resigned from the Managing Board effective April 30, 2008.

(8)	On November 12, 2008, the Chairman’s Committee of the Supervisory Board resolved, in view of the damage claims asserted against former Managing Board members, to exercise a right of lien or retention on the payment of annual and long-term bonuses to Dr. Jürgen Radomski.

To compensate him for short-term and long-term pecuniary disadvantages arising as a result of his change from GE Healthcare, United Kingdom, to Siemens AG, Peter Y. Solmssen was promised a total amount of €10.518 million. It was agreed with Mr. Solmssen that the Company will add this amount to his Siemens Defined Contribution Benefit Plan (BSAV) in January 2009.

Both the number of units and the values of the stock-based compensation components are shown in the following table. The stock awards were recorded at the market price of the Siemens stock on the date of commitment less the present value of dividends expected during the waiting period, because stock awards are not eligible to receive dividends. The resulting value amounted to €37.65 (2007: €97.94).

Accordingly, stock-based compensation was as follows:

				Fair value of stock
	Number of units			awards
	Stock awards(2)			Stock awards(2)
Stock-based compensation	2008		2007	2008		2007
	(Amounts in number of units or €)(1)

Managing Board members serving as of September 30, 2008
Peter Löscher	66,402		10,211	2,500,035		1,000,065
Wolfgang Dehen(3)	26,561		—	1,000,022		—
Dr. Heinrich Hiesinger	26,561		7,658	1,000,022		750,025
Joe Kaeser	26,561		7,658	1,000,022		750,025
Jim Reid-Anderson(4)	26,561		—	1,000,022		—
Prof. Dr. Hermann Requardt	26,561		7,658	1,000,022		750,025
Dr. Siegfried Russwurm(3)	26,561		—	1,000,022		—
Peter Y. Solmssen(5)	26,561		—	1,000,022		—
Former Managing Board members
Dr. Klaus Kleinfeld(6)	—		—	—		750,000
Prof. Johannes Feldmayer(6)	—		—	—		—
Rudi Lamprecht(6)	—		7,658	—		750,025
Eduardo Montes(6)(7)	—		7,658	—		750,025
Dr. Jürgen Radomski(6)	—		7,658	—		750,025
Prof. Dr. Erich R. Reinhardt(7)(8)	26,561	(9)	7,658	1,000,022	(9)	750,025
Dr. Uriel J. Sharef(6)	—		7,658	—		750,025
Prof. Dr. Klaus Wucherer(6)	—		7,658	—		750,025

Total	278,890		79,133	10,500,211		8,500,290

(1)	The fair value of the stock-based compensation relates to stock awards granted in November 2008 and 2007 for fiscal years 2008 and 2007, respectively.

(2)	After a waiting period of three years, the stock awards will be settled on November 14, 2011 (awards granted for fiscal year 2007 on November 9, 2010). Under the stock award agreement, the eligible recipients will receive a corresponding number of Siemens shares without additional payment.

(3)	Wolfgang Dehen and Dr. Siegfried Russwurm were elected full members of the Managing Board effective January 1, 2008.

(4)	Jim Reid-Anderson was elected a full member of the Managing Board effective May 1, 2008.

(5)	Peter Y. Solmssen was elected a full member of the Managing Board effective October 1, 2007.

(6)	Dr. Klaus Kleinfeld resigned from the Managing Board effective June 30, 2007; Prof. Johannes Feldmayer resigned from the Managing Board effective September 30, 2007; and Rudi Lamprecht, Eduardo Montes, Dr. Jürgen Radomski, Dr. Uriel J. Sharef and Prof. Dr. Klaus Wucherer resigned from the Managing Board effective December 31, 2007.

(7)	Deputy members of the Managing Board until December 31, 2007.

(8)	Prof. Dr. Erich R. Reinhardt was elected a full member of the Managing Board effective January 1, 2008 and resigned from the Managing Board effective April 30, 2008.

(9)	15,494 stock awards with a fair value of €583,349 were granted to Prof. Dr. Erich R. Reinhardt in his capacity as member of the Managing Board; 11,067 stock awards with a fair value of €416,673 were granted to him pursuant to the service agreement in place as of his mutually agreed early resignation from the Managing Board.

The following tables contain information concerning the stock awards and stock options held by members of the Managing Board that were components of the stock-based compensation in fiscal year 2008 and prior years. The stock options were issued in fiscal years 1999 through 2005 under the terms and conditions of the 1999 and 2001 Siemens Stock Option Plans approved by the Annual Shareholders’ Meetings on February 18, 1999 and February 22, 2001 (for details on the Siemens Stock Option Plans, see “Notes to Consolidated Financial Statements”).

	Stock awards
	Balance at beginning		Granted		Vested		Forfeited		Balance at the end
	of fiscal year 2008		during fiscal year		during fiscal year		during fiscal year		of fiscal year 2008(1)
		Weighted		Weighted		Weighted		Weighted		Weighted
		average		average		average		average		average
		grant-date		grant-date		grant-date		grant-date		grant-date
	Awards	fair value	Awards	fair value	Awards	fair value	Awards	fair value	Awards	fair value
	(Amounts in number of units or €)

Managing Board members serving as of September 30, 2008
Peter Löscher	—	—	10,211	97.94	—	—	—	—	10,211	97.94
Wolfgang Dehen(2)	5,233	62.15	—	—	—	—	—	—	5,233	62.15
Dr. Heinrich Hiesinger	4,423	62.76	7,658	97.94	—	—	—	—	12,081	85.06
Joe Kaeser	6,217	64.48	7,658	97.94	—	—	—	—	13,875	82.95
Jim Reid-Anderson(3)	—	—	—	—	—	—	—	—	—	—
Prof. Dr. Hermann Requardt	5,199	62.91	7,658	97.94	—	—	—	—	12,857	83.77
Dr. Siegfried Russwurm(2)	2,137	63.04	1,225	97.94	—	—	—	—	3,362	75.75
Peter Y. Solmssen(4)	—	—	—	—	—	—	—	—	—	—
Former Managing Board members
Dr. Klaus Kleinfeld(5)	28,095	58.80	—	—	—	—	—	—	28,095	58.80
Prof. Johannes Feldmayer(5)	16,588	56.44	—	—	—	—	—	—	16,588	56.44
Rudi Lamprecht(5)	13,904	59.89	7,658	97.94	—	—	—	—	21,562	73.40
Eduardo Montes(5)(6)	4,083	64.62	7,658	97.94	—	—	—	—	11,741	86.35
Dr. Jürgen Radomski(5)	26,481	58.24	7,658	97.94	1,639	60.14	—	—	32,500	67.50
Prof. Dr. Erich R. Reinhardt(6)(7)	6,154	61.92	7,658	97.94	—	—	—	—	13,812	81.89
Dr. Uriel J. Sharef(5)	26,605	58.25	7,658	97.94	1,763	60.14	—	—	32,500	67.50
Prof. Dr. Klaus Wucherer(5)	26,605	58.25	7,658	97.94	1,763	60.14	—	—	32,500	67.50

Total	171,724	59.24	80,358	97.94	5,165	60.14	—	—	246,917	71.82

(1)	Amounts do not include stock awards granted in November 2008 for fiscal year 2008. For details see above. However, these amounts may include stock awards received as compensation by the Managing Board member before appointment to the Managing Board.

(2)	Wolfgang Dehen and Dr. Siegfried Russwurm were elected full members of the Managing Board effective January 1, 2008.

(3)	Jim Reid-Anderson was elected a full member of the Managing Board effective May 1, 2008.

(4)	Peter Y. Solmssen was elected a full member of the Managing Board effective October 1, 2007.

(5)	Dr. Klaus Kleinfeld resigned from the Managing Board effective June 30, 2007; Prof. Johannes Feldmayer resigned from the Managing Board effective September 30, 2007; and Rudi Lamprecht, Eduardo Montes, Dr. Jürgen Radomski, Dr. Uriel J. Sharef and Prof. Dr. Klaus Wucherer resigned from the Managing Board effective December 31, 2007.

(6)	Deputy members of the Managing Board until December 31, 2007.

(7)	Prof. Dr. Erich R. Reinhardt was elected a full member of the Managing Board effective January 1, 2008 and resigned from the Managing Board effective April 30, 2008.

	Stock options
	Balance at beginning		Granted			Exercised		Forfeited		Balance at the
	of fiscal year 2008		during fiscal year			during fiscal year		during fiscal year		end of fiscal year 2008(1)
		Weighted			Weighted		Weighted		Weighted		Weighted
		average			average		average		average		average
		exercise			exercise		exercise		exercise		exercise
	Options	price	Options		price	Options	price	Options	price	Options	price
	(Amounts in number of units or €)

Managing Board members serving as of September 30, 2008
Peter Löscher	—	—	—		—	—	—	—	—	—	—
Wolfgang Dehen(2)	17,295	74.59	—		—	17,295	74.59	—	—	—	—
Dr. Heinrich Hiesinger	23,755	73.56	—		—	—	—	—	—	23,755	73.56
Joe Kaeser	38,850	70.44	—		—	6,000	53.70	—	—	32,850	73.50
Jim Reid-Anderson(3)	—	—	—		—	—	—	—	—	—	—
Prof. Dr. Hermann Requardt	27,480	73.74	—		—	—	—	—	—	27,480	73.74
Dr. Siegfried Russwurm(2)	18,060	75.04	—		—	18,060	75.04	—	—	—	—
Peter Y. Solmssen(4)	—	—	—		—	—	—	—	—	—	—
Former Managing Board members
Dr. Klaus Kleinfeld(5)	—	—	—		—	—	—	—	—	—	—
Prof. Johannes Feldmayer(5)	—	—	—		—	—	—	—	—	—	—
Rudi Lamprecht(5)	45,465	73.85	—		—	45,465	73.85	—	—	—	—
Eduardo Montes(5)(6)	17,800	73.57	—		—	17,800	73.57	—	—	—	—
Dr. Jürgen Radomski(5)	28,945	74.59	—		—	28,945	74.59	—	—	—	—
Prof. Dr. Erich R. Reinhardt(6)(7)	63,450	75.35	—		—	—	—	8,775	86.23	54,675	73.60
Dr. Uriel J. Sharef(5)	111,480	68.16	—		—	30,000	53.70	—	—	81,480	73.49
Prof. Dr. Klaus Wucherer(5)	81,480	73.49		—	—	81,480	73.49	—	—	—	—

Total	474,060	72.46	—		—	245,045	70.98	8,775	86.23	220,240	73.56

(1)	Amounts may include stock options received as compensation by the Managing Board member before appointment to the Managing Board.

(2)	Wolfgang Dehen and Dr. Siegfried Russwurm were elected full members of the Managing Board effective January 1, 2008.

(3)	Jim Reid-Anderson was elected a full member of the Managing Board effective May 1, 2008.

(4)	Peter Y. Solmssen was elected a full member of the Managing Board effective October 1, 2007.

(5)	Dr. Klaus Kleinfeld resigned from the Managing Board effective June 30, 2007; Prof. Johannes Feldmayer resigned from the Managing Board effective September 30, 2007; and Rudi Lamprecht, Eduardo Montes, Dr. Jürgen Radomski, Dr. Uriel J. Sharef and Prof. Dr. Klaus Wucherer resigned from the Managing Board effective December 31, 2007.

(6)	Deputy members of the Managing Board until December 31, 2007.

(7)	Prof. Dr. Erich R. Reinhardt was elected a full member of the Managing Board effective January 1, 2008 and resigned from the Managing Board effective April 30, 2008.

		Options outstanding		Options exercisable
		at September 30, 2008		at September 30, 2008
			Weighted		Weighted
		Number	average	Number of	average
		of options	remaining life	options	remaining life
Stock options	Exercise price	outstanding	(in years)	exercisable	(in years)
	(Amounts in number of units or in €)

Managing Board members serving as of September 30, 2008
Peter Löscher	—	—	—	—	—
Wolfgang Dehen(1)	—	—	—	—	—
Dr. Heinrich Hiesinger	72.54	11,910	1.2	11,910	1.2
Dr. Heinrich Hiesinger	74.59	11,845	2.2	11,845	2.2
Joe Kaeser	73.25	11,000	0.1	11,000	0.1
Joe Kaeser	72.54	10,355	1.2	10,355	1.2
Joe Kaeser	74.59	11,495	2.2	11,495	2.2
Jim Reid-Anderson(2)	—	—	—	—	—
Prof. Dr. Hermann Requardt	72.54	11,390	1.2	11,390	1.2
Prof. Dr. Hermann Requardt	74.59	16,090	2.2	16,090	2.2
Dr. Siegfried Russwurm(1)	—	—	—	—	—
Peter Y. Solmssen(3)	—	—	—	—	—
Former Managing Board members
Dr. Klaus Kleinfeld(4)	—	—	—	—	—
Prof. Johannes Feldmayer(4)	—	—	—	—	—
Rudi Lamprecht(4)	—	—	—	—	—
Eduardo Montes(4)(5)	—	—	—	—	—
Dr. Jürgen Radomski(4)	—	—	—	—	—
Prof. Dr. Erich R. Reinhardt(5)(6)	73.25	15,000	0.1	15,000	0.1
Prof. Dr. Erich R. Reinhardt(5)(6)	72.54	16,520	1.2	16,520	1.2
Prof. Dr. Erich R. Reinhardt(5)(6)	74.59	23,155	2.2	23,155	2.2
Dr. Uriel J. Sharef(4)	73.25	25,000	0.1	25,000	0.1
Dr. Uriel J. Sharef(4)	72.54	27,535	1.2	27,535	1.2
Dr. Uriel J. Sharef(4)	74.59	28,945	2.2	28,945	2.2
Prof. Dr. Klaus Wucherer(4)	—	—	—	—	—

Total	73.56	220,240		220,240

(1)	Wolfgang Dehen and Dr. Siegfried Russwurm were elected full members of the Managing Board effective January 1, 2008.

(2)	Jim Reid-Anderson was elected a full member of the Managing Board effective May 1, 2008.

(3)	Peter Y. Solmssen was elected a full member of the Managing Board effective October 1, 2007.

(4)	Dr. Klaus Kleinfeld resigned from the Managing Board effective June 30, 2007; Prof. Johannes Feldmayer resigned from the Managing Board effective September 30, 2007; and Rudi Lamprecht, Eduardo Montes, Dr. Jürgen Radomski, Dr. Uriel J. Sharef and Prof. Dr. Klaus Wucherer resigned from the Managing Board effective December 31, 2007.

(5)	Deputy members of the Managing Board until December 31, 2007.

(6)	Prof. Dr. Erich R. Reinhardt was elected a full member of the Managing Board effective January 1, 2008 and resigned from the Managing Board effective April 30, 2008.

		Weighted
		average market
		price on date
Stock options exercised in fiscal year 2008	Number of options	of exercise
	(Amounts in number of units or in €)

Managing Board members serving as of September 30, 2008
Peter Löscher	—	—
Wolfgang Dehen(1)	17,295	96.25
Dr. Heinrich Hiesinger	—	—
Joe Kaeser	6,000	96.25
Jim Reid-Anderson(2)	—	—
Prof. Dr. Hermann Requardt	—	—
Dr. Siegfried Russwurm(1)	18,060	100.64
Peter Y. Solmssen(3)	—	—
Former Managing Board members
Dr. Klaus Kleinfeld(4)	—	—
Prof. Johannes Feldmayer(4)	—	—
Rudi Lamprecht(4)	45,465	107.99
Eduardo Montes(4)(5)	17,800	106.18
Dr. Jürgen Radomski(4)	28,945	96.06
Prof. Dr. Erich R. Reinhardt(5)(6)	—	—
Dr. Uriel J. Sharef(4)	30,000	96.79
Prof. Dr. Klaus Wucherer(4)	81,480	102.50

Total	245,045	101.59

(1)	Wolfgang Dehen and Dr. Siegfried Russwurm were elected full members of the Managing Board effective January 1, 2008.

(2)	Jim Reid-Anderson was elected a full member of the Managing Board effective May 1, 2008.

(3)	Peter Y. Solmssen was elected a full member of the Managing Board effective October 1, 2007.

(4)	Dr. Klaus Kleinfeld resigned from the Managing Board effective June 30, 2007; Prof. Johannes Feldmayer resigned from the Managing Board effective September 30, 2007; and Rudi Lamprecht, Eduardo Montes, Dr. Jürgen Radomski, Dr. Uriel J. Sharef and Prof. Dr. Klaus Wucherer resigned from the Managing Board effective December 31, 2007.

(5)	Deputy members of the Managing Board until December 31, 2007.

(6)	Prof. Dr. Erich R. Reinhardt was elected a full member of the Managing Board effective January 1, 2008 and resigned from the Managing Board effective April 30, 2008.

Pension benefit commitments—The amount of the contributions to the Siemens Defined Contribution Benefit Plan (BSAV) is determined annually by the Chairman’s Committee of the Supervisory Board. The contributions under the BSAV are added to the personal pension account each January following the close of the fiscal year, with value date on January 1. Until the beneficiary’s time of retirement, the pension account is credited on January 1 each year with an annual interest payment (guaranteed interest).

For fiscal year 2008, the members of the Managing Board were granted contributions under the BSAV totaling €15.1 million (2007: €13.6 million), based on a resolution adopted by the Chairman’s Committee of the Supervisory Board on November 12, 2008. Of this amount, €0.2 million (2007: €0.7 million) relates to funding of pension commitments earned prior to transfer to the BSAV and the remaining €14.9 million (2007: €12.9 million) to contributions granted under the BSAV.

The following table shows on an individual basis, among other things, the contributions (additions) under the BSAV attributable to the members of the Managing Board for fiscal year 2008.

	Information pursuant to Section 4.2.5 para. 2, 2nd sentence of the
	German Corporate Governance Code
					Of which, funding
	Balance				of pension
	of BSAV account				commitments earned	Of which,
	at September 30,		Total contribution		prior to transfer	contributions to
Defined Contribution Benefit Plan (BSAV)	2008(1)		for fiscal 2008		to the BSAV	the BSAV account
	(Amounts in €)

Managing Board members serving as of September 30, 2008
Peter Löscher	8,780,000	(10)	1,120,000		—	1,120,000
Wolfgang Dehen(2)	357,173		436,800		33,660	403,140
Dr. Heinrich Hiesinger	657,760		436,800		31,322	405,478
Joe Kaeser	969,292		436,800		24,097	412,703
Jim Reid-Anderson(3)	—		182,000		—	182,000
Prof. Dr. Hermann Requardt	916,710		436,800		27,816	408,984
Dr. Siegfried Russwurm(2)	199,751		436,800		12,750	424,050
Peter Y. Solmssen(4)	—		436,800		—	436,800
	—		10,518,000	(8)	—	10,518,000
Former Managing Board members
Dr. Klaus Kleinfeld(5)	1,770,506		—		—	—
Prof. Johannes Feldmayer(5)	1,081,518		—		—	—
Rudi Lamprecht(5)	1,134,849		131,040		28,138	102,902
Eduardo Montes(5)(6)	503,541		109,200		18,593	90,607
Dr. Jürgen Radomski(5)(9)	—		—		—	—
Prof. Dr. Erich R. Reinhardt(6)(7)	918,535		222,775		—	222,775
Dr. Uriel J. Sharef(5)	1,446,830		92,500		—	92,500
Prof. Dr. Klaus Wucherer(5)	1,058,960		92,500		—	92,500

Total	19,795,425		15,088,815		176,376	14,912,439

(1)	In each case, including the additions in January 2008, but without reflecting minimum interest of currently 2.25% accrued in the meantime.

(2)	Wolfgang Dehen and Dr. Siegfried Russwurm were elected full members of the Managing Board effective January 1, 2008.

(3)	Jim Reid-Anderson was elected a full member of the Managing Board effective May 1, 2008.

(4)	Peter Y. Solmssen was elected a full member of the Managing Board effective October 1, 2007.

(5)	Dr. Klaus Kleinfeld resigned from the Managing Board effective June 30, 2007; Prof. Johannes Feldmayer resigned from the Managing Board effective September 30, 2007; and Rudi Lamprecht, Eduardo Montes, Dr. Jürgen Radomski, Dr. Uriel J. Sharef and Prof. Dr. Klaus Wucherer resigned from the Managing Board effective December 31, 2007.

(6)	Deputy members of the Managing Board until December 31, 2007.

(7)	Prof. Dr. Erich R. Reinhardt was elected a full member of the Managing Board effective January 1, 2008 and resigned from the Managing Board effective April 30, 2008.

(8)	Special additions as of January 2009; for details see above (page 100).

(9)	Dr. Radomski was not transferred to the BSAV.

(10)	Including special additions of €8.5 million promised to Mr. Löscher in fiscal year 2007.

The defined benefit obligation (DBO) of all pension commitments to members of the Managing Board as of September 30, 2008 amounted to €27.6 million (2007: €46.0 million), which amount is included in “Note 24 to Consolidated Financial Statements.”

Former members of the Managing Board and their surviving dependents received emoluments within the meaning of § 314 (1), no. 6 b of the HGB totaling €22.7 million (2007: €16.0 million) for the year ended September 30, 2008.

The defined benefit obligation (DBO) of all pension commitments to former members of the Managing Board and their surviving dependents as of September 30, 2008 amounted to €146.0 million (2007: €134.8 million), which amount is included in “Note 24 to Consolidated Financial Statements.”

Other—No loans from the Company are provided to members of the Managing Board.

Supervisory Board remuneration

The remuneration of the members of the Supervisory Board was determined at the Annual Shareholders’ Meeting through shareholder approval of a proposal by the Managing and Supervisory Boards. Details of the remuneration are set forth in the Articles of Association of Siemens AG.

The remuneration of the members of the Supervisory Board is based on the Company’s size, the assignments and responsibilities of the Supervisory Board members, and the Company’s overall business position and performance. In addition to a fixed compensation component, the remuneration includes variable compensation based on the Company’s short-term and long-term performance. The Chairman, the Deputy Chairmen, as well as the Chairman and the members of the Audit Committee receive additional compensation. The members of the other committees of the Supervisory Board do not receive additional compensation for these services in fiscal year 2008.

The current remuneration policies for the Supervisory Board were authorized at the Annual Shareholders’ Meeting of January 27, 2005. Details are set out in § 17 of the Articles of Association of Siemens AG.

As a result, the remuneration of Supervisory Board members for fiscal year 2008 includes three components:

•	a fixed compensation component,

•	a short-term compensation component based on earnings per share, and

•	a long-term compensation component based on earnings per share.

In accordance with these remuneration policies, each Supervisory Board member receives fixed compensation of €50,000 per year and short-term variable compensation of €150 per year for each €0.01 of earnings per share as disclosed in the Consolidated Financial Statements in excess of a minimum amount of €1.00. This minimum amount will be increased annually by 10 percent, beginning with the fiscal year starting on October 1, 2005. In addition, long-term compensation in the amount of €50,000 is granted, payable after expiration of the then applicable five-year term of the Supervisory Board. It was paid last time after the close of the Annual Shareholders’ Meeting on January 24, 2008. This long-term compensation will only be paid if earnings per share at the end of the Supervisory Board’s term of office have increased by more than 50 percent compared to the beginning of the term of office. Earnings per share, on which the calculation of the Supervisory Board’s remuneration is based, has to be adjusted for significant extraordinary items. For fiscal year 2008, the Supervisory Board’s remuneration was determined on the basis of earnings per share in the amount of €6.26, after adjustment for significant extraordinary items.

	2008				2007
		Short-term	Long-term			Short-term	Long-term
	Fixed	variable	variable		Fixed	variable	variable
	compensation	compensation	compensation	Total	compensation	compensation	compensation		Total
	(Amounts in €)

Supervisory Board members serving as of September 30, 2008
Dr. Gerhard Cromme(1)	125,000	184,875	—	309,875	114,583	122,031	33,333		269,947
Ralf Heckmann(1)	100,000	147,900	—	247,900	100,000	106,500	33,333		239,833
Dr. Josef Ackermann(1)	75,000	110,925	—	185,925	75,000	79,875	33,333		188,208
Lothar Adler	50,000	73,950	—	123,950	50,000	53,250	33,333		136,583
Jean-Louis Beffa(2)	37,500	55,463	—	92,963	—	—	—		—
Gerd von Brandenstein(2)	37,500	55,463	—	92,963	—	—	—		—
Michael Diekmann(2)	37,500	55,463	—	92,963	—	—	—		—
Dr. Hans Michael Gaul(1)(2)	75,000	110,925	—	185,925	—	—	—		—
Prof. Dr. Peter Gruss(2)	37,500	55,463	—	92,963	—	—	—		—
Bettina Haller	50,000	73,950	—	123,950	25,000	26,625	8,333		59,958
Heinz Hawreliuk(1)	75,000	110,925	—	185,925	75,000	79,875	33,333		188,208
Berthold Huber	50,000	73,950	—	123,950	50,000	53,250	33,333		136,583
Harald Kern(2)	37,500	55,463	—	92,963	—	—	—		—
Dr. Nicola Leibinger-Kammüller(2)	37,500	55,463	—	92,963	—	—	—		—
Werner Mönius(2)	37,500	55,463	—	92,963	—	—	—		—
Håkan Samuelsson(2)	37,500	55,463	—	92,963	—	—	—		—
Dieter Scheitor(1)	68,750	101,681	—	170,431	37,500	39,938	10,833		88,271
Dr. Rainer Sieg(2)	37,500	55,463	—	92,963	—	—	—		—
Birgit Steinborn(2)	37,500	55,463	—	92,963	—	—	—		—
Lord Iain Vallance of Tummel(1)	68,750	101,681	—	170,431	50,000	53,250	33,333		136,583
Former Supervisory Board members
Prof. Dr. Heinrich v. Pierer	—	—	—	—	72,917	77,656	23,333		173,906
Gerhard Bieletzki(3)	12,500	18,488	—	30,988	50,000	53,250	32,500	(5)	135,750
John David Coombe(1)(4)	25,000	36,975	—	61,975	62,500	66,563	33,333		162,396
Hildegard Cornudet(4)	16,667	24,650	—	41,317	50,000	53,250	33,333		136,583
Birgit Grube(4)	16,667	24,650	—	41,317	50,000	53,250	33,333		136,583
Prof. Dr. Walter Kröll(4)	16,667	24,650	—	41,317	50,000	53,250	33,333		136,583
Prof. Dr. Michael Mirow(4)	16,667	24,650	—	41,317	25,000	26,625	8,333		59,958
Roland Motzigemba(3)(4)	8,333	12,325	—	20,658	—	—	1,667	(5)	1,667
Wolfgang Müller	—	—	—	—	16,667	17,750	23,333		57,750
Georg Nassauer	—	—	—	—	25,000	26,625	25,000		76,625
Thomas Rackow(4)	16,667	24,650	—	41,317	50,000	53,250	20,833		124,083
Dr. Albrecht Schmidt(4)	16,667	24,650	—	41,317	50,000	53,250	33,333		136,583
Dr. Henning Schulte-Noelle(1)(4)	33,333	49,300	—	82,633	87,500	93,188	33,333		214,021
Peter von Siemens(4)	16,667	24,650	—	41,317	50,000	53,250	33,333		136,583
Jerry I. Speyer(4)	16,667	24,650	—	41,317	50,000	53,250	33,333		136,583
Klaus Wigand	—	—	—	—	—	—	13,333		13,333

Total	1,325,002	1,959,680	—	3,284,682	1,266,667	1,349,001	667,493		3,283,161

(1)	Each of Dr. Gerhard Cromme as Chairman of the Supervisory Board and member of the Audit Committee; Ralf Heckmann as Deputy Chairman of the Supervisory Board and member of the Audit Committee; Dr. Josef Ackermann as Deputy Chairman of the Supervisory Board; Dr. Henning Schulte-Noelle as Chairman and member of the Audit Committee (based on length of service in each position); Dr. Hans Michael Gaul as Chairman of the Audit Committee, John David Coombe, Heinz Hawreliuk, Dieter Scheitor and Lord Iain Vallance of Tummel as members of the Audit Committee receive higher fixed and variable compensation (based on the length of service in the case of Dr. Hans Michael Gaul, John David Coombe, Dieter Scheitor and Lord Iain Vallance of Tummel).

(2)	With effect as of the conclusion of the Annual Shareholders’ Meeting of Siemens AG on January 24, 2008, Jean-Louis Beffa, Gerd von Brandenstein, Michael Diekmann, Dr. Hans Michael Gaul, Prof. Dr. Peter Gruss, Harald Kern, Dr. Nicola Leibinger-Kammüller, Werner Mönius, Håkan Samuelsson, Dr. Rainer Sieg and Birgit Steinborn were elected new members of the Supervisory Board.

(3)	Roland Motzigemba, formerly a substitute member of the Supervisory Board, became a member of the Supervisory Board of Siemens AG as a successor to Gerhard Bieletzki with effect from December 3, 2007.

(4)	John David Coombe, Hildegard Cornudet, Birgit Grube, Prof. Dr. Walter Kröll, Prof. Dr. Michael Mirow, Roland Motzigemba, Thomas Rackow, Dr. Albrecht Schmidt, Dr. Henning Schulte-Noelle, Peter von Siemens and Jerry I. Speyer resigned from the Supervisory Board at the close of the Annual Shareholders’ Meeting on January 24, 2008.

(5)	As explained in the Compensation Report 2007, the amounts of the long-term variable compensation shown for 2007 were subject to contuining membership on the Supervisory Board until the close of the Annual Shareholders’ Meeting on January 24, 2008. As Gerhard Bieletzki resigned from the Supervisory Board with effect from December 3, 2007, the amount payable to him was reduced on a pro rata basis, and a pro rata amount was paid to Roland Motzigemba, who became a member of the Supervisory Board as a successor to Gerhard Bieletzki.

The Chairman of the Supervisory Board receives double, and each Deputy Chairman 1.5 times, the amounts of the fixed compensation and the short-term variable compensation of an ordinary member. Each member of the committees and additionally the chairmen of these committees (in each case other than the Chairman’s Committee, the Mediation Committee, and the Ownership Rights Committee) are entitled to receive an additional half of the fixed and the short-term variable compensation. The members of the Supervisory Board are reimbursed for out-of-pocket expenses incurred in connection with their duties and for any sales taxes to be paid on their remuneration. In consideration for the performance of his duties, the Chairman of the Supervisory Board is furthermore entitled to an office with secretarial support and use of the Siemens carpool service.

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

As of October 31, 2008, we had outstanding options exercisable for 5,060,398 shares under our option plan.

No options were issued to members of our Managing Board during fiscal 2009, 2008 and 2007. Since the authority to distribute options under this plan expired on December 13, 2006, no further options will be granted under this plan.

The 2001 Stock Option Plan replaced our 1999 Stock Option Plan. The right to exercise options issued under the 1999 Plan expired on November 24, 2007. The exercise price for options issued under the 1999 Plan was equal to the average market price of the Siemens stock during the five trading days preceding the day of grant of the options. Holders of options under the 1999 Plan were able to exercise them during fixed time periods after the publication of our quarterly, half-year or yearly results within a five-year period following a holding period of two years. In addition, these options were exercisable only if the trading price of our shares on the Xetra-system of the Frankfurt Stock Exchange had reached an exercise threshold, which was based on the Dow Jones Stoxx-Index, at least once during the five-year term of the options. However, options were exercisable only if the threshold had been reached within the six-week period prior to the exercise date. For further information about the terms of these options and the related compensation expenses, see “Notes to Consolidated Financial Statements.”

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

Stock Awards

In November 2004, we introduced stock awards as another means of providing stock-based compensation to our Managing Board, members of the top managements of domestic and foreign subsidiaries, and other eligible employees. Stock awards are commitments to issue or transfer shares of Siemens AG to the grantee. Each stock award is subject to a waiting period of four years (if granted on or before September 30, 2007) or three years (if granted thereafter). Upon expiration of the waiting period, the grantee receives a corresponding number of shares of Siemens AG without additional payment.

Stock awards cannot be transferred, sold, pledged or otherwise encumbered. They can be inherited only by spouses or—in the absence of a spouse—by children of the grantee. Stock awards are not entitled to dividends paid during the waiting period.

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

On November 12, 2008, the Supervisory Board decided to grant 278,890 stock awards to members of our Managing Board with a grant date of November 14, 2008. On November 14, 2008, the Managing Board decided to grant 1,713,502 stock awards to members of the top managements of domestic and foreign subsidiaries and other eligible employees of the Company with a grant date of November 14, 2008.

The fair value of the stock awards is recorded at the market price of the Siemens share on the grant date less the present value of dividends expected during the waiting period. The following table sets forth information as to the stock awards we granted during fiscal 2009, 2008 and 2007:

	With respect to	With respect to	With respect to
	stock awards granted in	stock awards granted in	stock awards granted in
	fiscal 2009	fiscal 2008	fiscal 2007

Number of stock awards granted	1,992,392	737,621	1,232,893
Value per stock award at grant date	€37.65	€97.94	€67.70
Total value of stock awards granted	€75.0 million	€72.2 million	€83.5 million

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

Share ownership

As of October 13, 2008, the Managing Board members serving on the board during the fiscal year held a total of 422,512 Siemens shares as well as stock options and stock awards on Siemens shares (exercisable within sixty days), representing 0.046 percent of the capital stock of Siemens AG. As of the same day, members of the Supervisory Board serving on the board during the fiscal year held a total of 5,492 Siemens shares as well as stock options and stock awards on Siemens shares (exercisable within sixty days), representing 0.0006 percent of the capital stock of Siemens AG. These figures do not include 8,895,939 shares, or 0.97 percent of the capital stock, that are held by the von Siemens-Vermögensverwaltung GmbH (vSV)—a German limited liability entity that functions much like a trust—and 36,728,783 shares, or some 4.02 percent of the capital stock, over which the vSV has voting control under a power of attorney. Mr. Gerd von Brandenstein is authorized to vote these shares as a representative of the founder’s family. The vSV is described in more detail under Item 7: “Major Shareholders and Related Party Transactions—Major Shareholders.”

Pursuant to § 15a of the German Securities Trading Act (WpHG), members of the Managing and Supervisory Boards are required to disclose purchases or sales of shares of Siemens AG or financial instruments based on such shares if the total amount of transactions of a board member and any closely associated person is at least €5,000 during any calendar year.

The following transactions were executed in fiscal 2008 and reported to Siemens:

		Function/
		Status at
Trading		Time of		WKN/		Number of	Price
Day	Name	Transaction	Security	ISIN	Trade	Securities	in €	Comment

11/19/2007	Jürgen Radomski	Managing Board Member	Siemens Share	7236101	Sale	28,945	96.06	Sale in the context of the Siemens Stock Option Plan 2001
11/20/2007	Uriel Sharef	Managing Board Member	Siemens Share	7236101	Sale	30,000	96.79	Sale in the context of the Siemens Stock Option Plan 2001
11/21/2007	Joe Kaeser	Managing Board Member	Siemens Share	7236101	Sale	4,714	96.25	Sale in the context of the Siemens Stock Option Plan 2001
11/30/2007	Rudi Lamprecht	Managing Board Member	Siemens Share	7236101	Sale	570	102.47	Regular Sale of Siemens Shares
11/30/2007	Rudi Lamprecht	Managing Board member	Siemens Share	7236101	Sale	1,430	102.48	Regular Sale of Siemens Shares
12/3/2007	Klaus Wucherer	Managing Board Member	Siemens Share	7236101	Sale	81,480	102.50	Sale in the context of the Siemens Stock Option Plan 2001

		Function/
		Status at
Trading		Time of		WKN/		Number of	Price
Day	Name	Transaction	Security	ISIN	Trade	Securities	in €	Comment

12/7/2007	Thomas Rackow	Supervisory Board Member	Siemens Share	7236101	Sale	5,145	106.18	Sale in the context of the Siemens Stock Option Plan 2001
12/7/2007	Eduardo Montes	Managing Board Member	Siemens Share	7236101	Sale	17,800	106.18	Sale in the context of the Siemens Stock Option Plan 2001
12/10/2007	Rudi Lamprecht	Managing Board Member	Siemens Share	7236101	Sale	45,465	107.99	Sale in the context of the Siemens Stock Option Plan 2001
12/14/2007	Hermann Requardt	Managing Board Member	Siemens Call Warrants	DE000CM 72684	Sale	20,000	1.20	Regular Sale of Siemens Call Warrants
1/28/2008	Peter Löscher	President of Managing Board	Siemens Share	7236101	Buy	50,000	81.56	Regular Purchase of Siemens Shares
1/28/2008	Erich R. Reinhardt	Managing Board member	Siemens Share	7236101	Buy	6,000	81.35	Regular Purchase of Siemens Shares
1/28/2008	Siegfried Russwurm	Managing Board Member	Siemens Share	7236101	Buy	2,500	81.05	Regular Purchase of Siemens Shares
1/28/2008	Hermann Requardt	Managing Board Member	Siemens Share	7236101	Buy	2,500	82.14	Regular Purchase of Siemens Shares
1/28/2008	Peter Y Solmssen	Managing Board Member	Siemens ADRs	US8261975010	Buy	1,875	USD 123.53	Regular Purchase of Siemens ADRs
1/28/2008	Heinrich Hiesinger	Managing Board Member	Siemens Share	7236101	Buy	3,050	81.05	Regular Purchase of Siemens Shares
1/28/2008	Joe Kaeser	Managing Board Member	Siemens Share	7236101	Buy	1,000	82.50	Regular Purchase of Siemens Shares
1/29/2008	Wolfgang Dehen	Managing Board Member	Siemens Share	7236101	Buy	2,500	84.25	Regular Purchase of Siemens Shares
1/30/2008	Joe Kaeser	Managing Board Member	Siemens Share	7236101	Buy	1,000	86.78	Regular Purchase of Siemens Shares

		Function/
		Status at
Trading		Time of		WKN/		Number of	Price
Day	Name	Transaction	Security	ISIN	Trade	Securities	in €	Comment

2/1/2008	Joe Kaeser	Managing Board Member	Siemens Hybrid Bond — Siemens Financier ingsmaat schappij N.V.	XS0266838746	Buy	1,500	94.68	Regular Purchase of Siemens Hybrid Bond
2/1/2008	Joe Kaeser	Managing Board Member	Siemens Share	7236101	Buy	1,000	89.07	Regular Purchase of Siemens Shares
3/17/2008	Peter Löscher	President of Managing Board	Siemens Share	7236101	Buy	50,000	66.31	Regular Purchase of Siemens Shares
3/17/2008	Joe Kaeser	Managing Board Member	Siemens Share	7236101	Buy	3,000	65.97	Regular Purchase of Siemens Shares
3/17/2008	Hermann Requardt	Managing Board Member	Siemens Share	7236101	Buy	2,000	67.74	Regular Purchase of Siemens Shares
4/9/2008	Peter Y Solmssen	Managing Board Member	Siemens Share	7236101	Buy	5,000	71.03	Regular Purchase of Siemens Shares
4/11/2008	Peter Y Solmssen	Managing Board Member	Siemens Share	7236101	Buy	6,000	68.00	Regular Purchase of Siemens Shares

These transactions were duly published on the Company’s Internet website at www.siemens.com/directors-dealings.

ITEM 7:	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The vSV holds approximately 0.97 percent of our outstanding shares in trust for, and, in addition, has a power of attorney allowing it to vote approximately 4.02 percent of our outstanding shares on behalf of members of the Siemens family and family-sponsored foundations. To the extent these shares are voted on behalf of members of the Siemens family or family-sponsored foundations, these shares are voted together by the vSV. The vSV exercises its voting power in respect of these shares upon approval by the chairman of its shareholders’ meeting. As a result, the chairman has voting power over these Siemens shares. The current chairman is Mr. Gerd von Brandenstein, who is also a member of our Supervisory Board. To our knowledge and based on public filings, there is no single person that may be considered a beneficial owner of 5 percent or more of our outstanding shares.

Based on our share register, we had 632,741 shareholders of record as of September 30, 2008, and U.S. record holders held approximately 18.21 percent of our ordinary shares at that date. In addition, the records of the depositary under our ADR Program, JPMorgan, show that there were 385 registered holders of our American Depositary Shares (ADSs) at that date.

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

We have a number of significant joint ventures and associates. We have relationships with many of these entities in the ordinary course of business whereby we buy and sell a wide variety of products and services on arm’s length terms. Our principal joint ventures and associates as of September 30, 2008 are Nokia Siemens Networks B.V., the Netherlands (NSN), BSH Bosch und Siemens Hausgeräte GmbH, and Areva NP. For information concerning a loan that Siemens has extended to NSN, see Item 5: “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Resources and Requirements—Other Capital Requirements.”

In accordance with German law provisions, the Company has provided advancements of attorney’s fees to certain present and former members of the Managing and Supervisory Boards in connection with ongoing legal proceedings. These advancements are subject to repayment in the event a member of the Managing or the Supervisory Board is found to have violated his obligations to the Company. The advancement of attorney’s fees has been suspended with respect to the claims for damages asserted by the Company against former members of the former Corporate Executive Committee of the Managing Board of Siemens AG pursuant to the resolution of the Supervisory Board on July 29, 2008. For further information on the claims for damages against former Managing Board members, see Item 4: “Information on the Company—Legal Proceedings.” The guarantee in the amount of €4.5 million, provided by the Company in fiscal 2007 as security for a collateral guarantee provided by a former member of the Managing Board, was released in fiscal 2008.

In fiscal 2008, a company that is owned by the brother of one of the employee representatives on Siemens’ Supervisory Board provided commercial interior planning and decorating services to Siemens for compensation of approximately €215,000.

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

	Price per				Average
	ordinary share		DAX		daily trading
	High	Low	High	Low	volume(1)
	(€)				(millions of
					shares)

Annual highs and lows
2003	64.85	32.55	3,965.2	2,203.0	6.274
2004	68.30	53.40	4,261.8	3,647.0	4.783
2005	73.78	56.20	5,458.6	4,178.1	4.728
2006	79.77	61.37	6,611.8	5,292.1	5.313
2007	111.17	75.32	8,105.7	6,447.7	7.422
2008(2)	107.29	35.52	7,949.1	4,127.4	7.680
Quarterly highs and lows
2006
First quarter	79.25	70.00	5,984.2	5,334.3	4.940
Second quarter	79.77	61.37	6,140.7	5,292.1	6.600
Third quarter	68.80	61.90	6,004.3	5,396.9	4.558
Fourth quarter	76.27	66.91	6,611.8	5,992.2	5.249
2007
First quarter	85.50	75.32	7,027.6	6,447.7	6.660
Second quarter	107.38	79.93	8,090.5	6,937.2	8.594
Third quarter	111.17	86.29	8,105.7	7,270.1	7.992
Fourth quarter	108.86	89.75	8,076.1	7,512.0	6.455
2008
First quarter	107.29	66.42	7,949.1	6,182.3	8.907
Second quarter	77.10	67.90	7,225.9	6,418.3	5.958
Third quarter	79.38	64.91	6,609.6	5,807.1	6.059
Fourth quarter(2)	63.73	35.52	5,806.3	4,127.4	11.296
Monthly highs and lows
2008
June	75.65	69.96	7,019.1	6,418.3	6.664
July	78.76	68.05	6,536.1	6,081.7	6.782
August	79.38	73.36	6,609.6	6,237.0	3.895
September	75.37	64.91	6,518.5	5,807.1	7.367
October	63,73	35,52	5,806.3	4,295.7	13.374
November(2)	50.38	39.98	5,278.0	4,127.4	8.310

(1)	Data from Datastream International.

(2)	Up to and including November 24, 2008.

On November 24, 2008, the closing sale price per Siemens AG ordinary share on Xetra was €46.29 which was equivalent to $59.13 per ordinary share, translated at the noon buying rate for euros on such date.

Trading on the New York Stock Exchange

Official trading of Siemens AG ADSs on the New York Stock Exchange (NYSE) commenced on March 12, 2001. Siemens AG ADRs trade under the symbol “SI.”

The following table sets forth, for the calendar periods indicated, the high and low closing sales prices per Siemens AG ADR as reported on the NYSE Composite Tape:

	Price per ADS
	High	Low
	($)

Annual highs and lows
2003	79.98	36.61
2004	87.50	65.48
2005	87.02	71.73
2006	98.76	76.66
2007	158.48	98.21
2008(1)	157.14	44.54
Quarterly highs and lows
2006
First quarter	94.05	84.23
Second quarter	98.76	76.66
Third quarter	87.64	78.80
Fourth quarter	98.59	83.98
2007
First quarter	112.24	98.21
Second quarter	143.17	107.26
Third quarter	154.03	116.75
Fourth quarter	158.48	127.97
2008
First quarter	157.14	104.93
Second quarter	120.60	106.70
Third quarter	122.20	92.57
Fourth quarter(1)	90.20	44.54
Monthly highs and lows
2008
June	117.28	109.10
July	122.20	106.45
August	121.98	107.96
September	108.80	92.57
October	90.20	44.54
November(1)	66.01	47.75

(1)	Up to and including November 24, 2008.

On November 24, 2008, the closing sales price per Siemens AG ADS on the New York Stock Exchange as reported on the NYSE Composite Tape was $59.84.

ITEM 10:	ADDITIONAL INFORMATION

Articles of Association and Relevant Provisions of German Law

This section summarizes the material provisions of our Articles of Association (Satzung) and German law to the extent that they affect the rights of our shareholders. The description is only a summary and does not describe everything that our Articles of Association and German law provide for.

Organization

We are a stock corporation organized in the Federal Republic of Germany under the German Stock Corporation Act (Aktiengesetz). We are registered in the Commercial Register (Handelsregister) maintained by the local courts in Berlin Charlottenburg, Germany, under the entry number 12300, and in Munich, Germany, under the entry number 6684. Copies of our Articles of Association are publicly available from the Commercial Register in Berlin and Munich, and an English translation is filed with the Securities and Exchange Commission in the United States. You can also find them in German on our website www.siemens.com/investor/de/corporate_governance and in English at www.siemens.com/investor/en/corporate_governance.

Corporate Governance

Siemens fully complies with the recommendations of the German Corporate Governance Code (Code), which was first issued in 2002 and later expanded, most recently in June 2008.

The Managing Board and the Supervisory Board of Siemens AG, respectively, discussed compliance with the recommendations of the Code, in particular with regard to the amendments of June 6, 2008. Based on these deliberations, the Boards approved the Declaration of Conformity (with the Code) which is set forth below, posted on our website and updated as necessary. Siemens voluntarily complies with the Code’s non-obligatory suggestions, with only minor exceptions.

Our listing on the New York Stock Exchange (NYSE) subjects us to certain U.S. capital market laws (including the Sarbanes-Oxley Act (SOA)) and regulations of the U.S. Securities and Exchange Commission (SEC) and rules of the NYSE. To facilitate our compliance with the SOA, we have, among other things, established a Disclosure Committee comprising the heads of central units that is responsible for reviewing certain financial and non-financial information and advising the Managing Board in its decision-making about disclosure. We have also introduced procedures that require the management of our Sectors, Cross-Sector Businesses and of our subsidiaries to certify various matters, providing a basis on which our CEO and CFO certify our financial statements to the SEC. Consistent with the requirements of the SOA, Siemens has also implemented procedures for handling accounting complaints and a Code of Ethics for Financial Matters.

Management and Control Structure

The Supervisory Board

As a German stock corporation, Siemens is subject to German corporate law and has a two-tier management and oversight structure, consisting of a Managing Board and a Supervisory Board. The German Codetermination Act (Mitbestimmungsgesetz) requires that the Company’s shareholders and its employees each select one-half of the Supervisory Board’s members.

According to the Bylaws for the Supervisory Board, the shareholder representatives on the Supervisory Board must be independent. Some Supervisory Board members hold, or held in the past year, high-ranking positions at other companies with which Siemens does business; nevertheless, our sales and purchases of products and/or services to or from such companies are transacted on an arm’s length basis. We believe that these dealings do not compromise the independence of the associated Supervisory Board members.

The Supervisory Board oversees and advises the Managing Board in its management of Company business. At regular intervals, it discusses business development, planning, strategy and implementation. It also discusses Siemens’ quarterly and half-yearly reports and approves the annual stand-alone financial statements of Siemens AG as well as the Consolidated Financial Statements of Siemens, taking into account both the audit reports provided by the independent auditors and the results of the review conducted by the Audit Committee. In addition, it is responsible for the monitoring of the Company’s adherence to statutory provisions, official regulations and internal Company policies (compliance); for the currently ongoing compliance investigation, the Compliance Committee performs the compliance duties assigned to it by a decision of the Supervisory Board and by the Bylaws for the Compliance Committee. In addition, the Supervisory Board appoints the members of the Managing Board and allocates members’ individual duties. Important Managing Board decisions—such as major acquisitions, divestments and financial measures—require Supervisory Board approval, provided that such approval is not to be provided by the Finance and Investment Committee instead, according to the Bylaws for the Supervisory Board. In the Bylaws for the Managing Board, the Supervisory Board has established rules that govern the work of the Managing Board, in particular the allocation of duties among individual Managing Board members, matters reserved for the Managing Board as a whole, and the required majority for Managing Board resolutions.

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

The Chairman’s Committee comprises the Chairman and Deputy Chairmen of the Supervisory Board as well as one further employee representative to be elected by the Supervisory Board and performs the collective tasks of a nominating, compensation and corporate governance committee to the extent that the tasks are not performed by the Nominating Committee (see below). In particular, it makes proposals regarding the appointment of Managing Board members, reviews the Managing Board contracts and prepares resolutions for the Supervisory Board in full session on the Managing Board’s compensation system including the main contract elements.

The Audit Committee comprises the Chairman of the Supervisory Board, two of the Supervisory Board’s shareholder representatives and three of the Supervisory Board’s employee representatives. The Supervisory Board monitors the independence of the members of the committee and sees to it that they have special knowledge and experience in the application of accounting principles and internal control processes. Siemens relies on the exemption afforded by Rule 10A-3(b)(1)(iv)(C) under the Securities Exchange Act. We believe that such reliance does not materially adversely affect the ability of the Audit Committee to act independently or to satisfy the other requirements of Rule 10A-3.

The Audit Committee oversees the appropriateness and the effectiveness of the Company’s external and internal accounting processes. Together with the independent auditors, it also reviews the Company’s financial statements prepared quarterly, half-yearly and annually by the Managing Board. On the basis of the independent auditors’ report on the annual financial statements, the Audit Committee makes a recommendation to the Supervisory Board whether or not it should approve those financial statements. In addition, the Audit Committee oversees the Company’s internal control system related to financial reporting and its procedures for assessing, monitoring and managing risk. The internal corporate audit unit reports regularly to the Audit Committee. In addition, the Audit Committee monitors the independence, qualifications, rotation and performance of the independent auditors and performs the other functions required of it under the SOA.

The Compliance Committee, which was established in April 2007, comprises the Chairman of the Supervisory Board, two of the Supervisory Board’s shareholder representatives and three of the Supervisory Board’s employee representatives. For the currently ongoing compliance investigation, the Compliance Committee performs its duty to monitor the Company’s adherence to statutory provisions, official regulations and internal Company policies. In addition, the Compliance Committee is responsible for overseeing the currently ongoing compliance investigation, dealing with reports from the independent advisors and other persons appointed by the Compliance Committee on the independent investigation and review of the internal compliance and control systems.

The Nominating Committee, which comprises the Chairman of the Supervisory Board and two shareholder representatives, is responsible for making recommendations to the Supervisory Board’s shareholder representatives on the shareholder candidates for election to the Supervisory Board by the Annual Shareholders’ Meeting.

The Mediation Committee comprising the Chairman of the Supervisory Board, the First Deputy Chairman (who is elected in accordance with the German Codetermination Act), one of the Supervisory Board’s shareholder representatives and one of the Supervisory Board’s employee representatives, submits proposals to the Supervisory Board in the event that the Supervisory Board cannot reach the two-thirds majority required to appoint a Managing Board member.

The Finance and Investment Committee, which was established in January 2008 and replaced the Ownership Rights Committee, comprises the Chairman of the Supervisory Board, two of the Supervisory Board’s shareholder representatives and three of the Supervisory Board’s employee representatives. It shall—based on the company’s overall strategy, which is the focus of an annual strategy meeting of the Supervisory Board—prepare discussions and resolutions of the Supervisory Board on questions relating to the financial situation and structure of the Company as well as on fixed asset and financial investments. In addition, the approval of the Finance and Investment Committee—rather than that of the Supervisory Board—is required for transactions and measures for which approval is required but whose value does not equal the amount of €600 million. The Finance and Investment Committee also exercises the rights of the Supervisory Board pursuant to § 32 of the German Codetermination Act—namely, to make decisions regarding the exercise of ownership rights resulting from interests in other companies. § 32 (1) sentence 2 of the German Codetermination Act sets forth that resolutions made by the Finance and Investment Committee pursuant to § 32 of the German Codetermination Act only require the votes of the shareholder representatives.

The Managing Board

The Managing Board, as the Company’s top management body, is committed to serving the interests of the Company and achieving sustainable growth in Company value. The members of the Managing Board are jointly accountable for the entire management of the Company and decide on the basic issues of business policy and corporate strategy as well as on the annual and multi-year planning.

The Managing Board prepares the Company’s quarterly and half-yearly reports, the annual stand-alone financial statements of Siemens AG and the Consolidated Financial Statements of Siemens. In addition, the Managing Board is responsible for overseeing compliance by the Company with all applicable provisions of law and official regulations and the Company’s internal policies and works to achieve compliance with these provisions and policies within the Siemens group (compliance). Further comprehensive information on the compliance program and related activities in fiscal 2008 is available in Item 15: “Controls and Procedures—Remediation Plan.” The Managing Board cooperates closely with the Supervisory Board, informing it regularly, promptly and fully on all issues related to Company strategy and strategy implementation, planning, business development, financial position, earnings, compliance and risks.

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

Among other things, the Annual Shareholders’ Meeting decides on the appropriation of net income, ratification of the acts of the Managing and Supervisory Boards, and the appointment of the independent auditors. Amendments to the Articles of Association and measures which change the Company’s capital stock are approved exclusively at the Annual Shareholders’ Meeting and are implemented by the Managing Board. Shareholders may submit counterproposals to the proposals of the Managing and Supervisory Boards and may contest decisions of the

Annual Shareholders’ Meeting. Shareholders owning Siemens stock with an aggregate notional value of €100,000 or more may also demand the appointment of special auditors to examine specific occurrences.

As part of our investor relations activities, the CEO, the CFO and other members of the Managing Board and individual members of the Sectors’ and Cross-Sector Businesses’ managements meet regularly with analysts and institutional investors. We hold a conference for analysts at least once a year, as well as telephone conferences with analysts upon the publication of our quarterly results.

Business Conduct Guidelines and Code of Ethics

Our Business Conduct Guidelines and our Code of Ethics for Financial Matters form the basis of our Compliance Program.

The Business Conduct Guidelines, introduced by the Managing Board in 2001 and frequently updated, contain binding standards for law-abiding behavior and precise rules regarding, among others, compliance with applicable fair competition and anticorruption laws, handling of donations and gifts, avoidance of conflicts of interest, prohibition of insider trading, and protection of Company assets. They also specify procedures for dealing with complaints. The Business Conduct Guidelines are binding on all Company employees and Managing Board members worldwide. The members of our Supervisory Board also comply with these Guidelines where applicable.

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

As required by the SOA rules, procedures for the receipt, retention and treatment of potential complaints regarding accounting practices as well as procedures for handling relevant reports from specific attorneys (internal and external) have been implemented. Such complaints and comments, including those submitted anonymously, are processed by the Chief Compliance Officer in the case of complaints related to accounting practices, and by the General Counsel in the case of reports from specific attorneys.

In addition to the existing internal procedures for reporting and handling complaints, an external attorney has been engaged to act as an independent ombudsman to provide a new protected communication channel for Siemens employees and third parties. Since August 2007, our customers, suppliers, business partners and employees worldwide have been offered the opportunity to submit reports on violations to the “Tell Us” Compliance Helpdesk, either by telephone or online 24 hours a day on seven days per week. The external provider specializes in the secure and confidential handling of sensitive information. In addition, the Company encourages employees to use a centralized question-and-answer platform. Since September 2007, the “Ask Us” Compliance Helpdesk provides employees with an opportunity to ask questions on compliance-relevant topics. This relates both to the application of compliance-relevant regulations in the day-to-day business and the understanding of requirements for agreements with external partners.

For further information about compliance-related activities in fiscal 2008, please refer to Item 15: “Controls and Procedures—Remediation Plan.”

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

Significant Differences between Siemens’ Corporate Governance and NYSE Corporate Governance Standards

Companies listed on the NYSE are subject to the Corporate Governance Standards of Section 303A (NYSE Standards) of the NYSE Listed Company Manual. Under the NYSE Standards, Siemens AG, as a foreign private issuer, is permitted to follow its home-country corporate governance practices in lieu of the NYSE Standards, except that it is required to comply with the NYSE Standards relating to the having of an audit committee (comprised of members who are “independent” under the SOA) and to certain NYSE notification obligations. In addition, the NYSE Standards require that foreign private issuers disclose any significant ways in which their corporate governance practices differ from those required of U.S. domestic companies under the NYSE Standards.

As a company incorporated in Germany, Siemens AG has to primarily comply with the German Stock Corporation Act and the German Codetermination Act and follows the recommendations of the German Corporate Governance Code. Furthermore, Siemens complies with applicable rules and regulations of the markets on which its securities are listed, such as the NYSE, and also voluntarily complies with many of the NYSE requirements that by their terms apply only to U.S. domestic issuers. For additional information on our corporate governance, please refer to Item 6: “Directors, Senior Management and Employees” and to the other subsections of this Item 10.

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

Independence— In contrast to the NYSE Standards, which require the board to affirmatively determine the independence of the individual directors with reference to specific tests of independence, German law does not require the Supervisory Board to make such affirmative findings on an individual basis. At the same time, the Bylaws for Siemens’ Supervisory Board contain several provisions to help ensure the independence of the Supervisory Board’s advice and supervision. Furthermore, the members of the Supervisory and Managing Boards are strictly independent from one another; a member of one board is legally prohibited from being concurrently active on the other. Supervisory Board members have independent decision-making authority and are legally prohibited from following the direction or instruction of any affiliated party. Moreover, Supervisory Board members may not enter into advisory, service or certain other contracts with Siemens, unless approved by the Supervisory Board.

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

The Audit Committee of Siemens AG is subject to the standards of the SOA and the Securities Exchange Act of 1934, as applicable to a foreign private issuer, and performs—in cooperation with the Compliance Committee established in April 2007—functions similar to those of an audit committee subject to the full NYSE Standards. Nevertheless, German law precludes certain responsibilities from being delegated to a committee, such as the selection of the independent auditors, who are required by German law to be elected at the shareholders’ meeting.

In addition, the Supervisory Board of Siemens AG has Finance and Investment Committee and a Mediation Committee, the latter of which is required by German law. Neither of these two committees is required under the NYSE Standards.

Shareholder Approval of Equity Compensation Plans; Stock Repurchases—The NYSE Standards generally require U.S. domestic companies listed on the NYSE to obtain shareholder approval of all equity compensation plans (including stock option plans) and any material revisions to such plans. Similarly, our adoption of stock option plans and any material revisions thereto require the approval by our shareholders insofar as any issuance of shares and/or stock options under authorized or contingent capital authorizations requires shareholder approval (which approval requires consideration of the key elements of the applicable option plan or relevant modifications). The 2001 Siemens Stock Option Plan, for example, under which no further options can be issued after December 2006, was approved in 2001 by our shareholders. Similarly, under German law, share buybacks generally require the prior authorization by shareholders. Such approval was provided at our January 24, 2008 Annual Shareholders’ Meeting and this matter will generally be voted upon annually.

Declaration of Conformity with the Code

At their meetings on November 21 and 28, 2008, respectively, the Managing Board and the Supervisory Board of Siemens AG approved the following Declaration of Conformity pursuant to § 161 of the German Stock Corporation Act:

Siemens AG fully complies and will continue to comply with the recommendations of the German Corporate Governance Code (“Code”) in the version of June 6, 2008. Since making its last Declaration of Conformity dated November 28, 2007, Siemens AG has fully complied with the recommendations of the Code in the version of June 14, 2007.

Objects and Purposes

According to Section 2 of our Articles of Association, the objects and purposes of our Company are:

•	to manufacture, distribute and supply industrial products in the fields of electrical engineering and electronics, mechanical engineering and precision mechanics as well as related sectors of engineering, including research and development in these fields;

•	to develop, plan, distribute, supply, assemble and commission trade-specific and customer-specific systems, solutions and facilities in the fields of electrical engineering and electronics, mechanical engineering and precision mechanics as well as related sectors of engineering; and

•	to render industrial and other business-related services.

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

There is no mandatory retirement age for members of either board under our Articles of Association. According to the Managing Board’s Bylaws, however, the age of a member of the Managing Board shall not exceed 65. Likewise, the Bylaws of the Supervisory Board recommend that members of the Supervisory Board shall not be older than 70.

According to the new Share Ownership Guidelines being effective as of October 1, 2008, there will be a mutually determined share ownership commitment by the members of the Managing Board and further top executive managers.

See also Item 6: “Directors, Senior Management and Employees—Supervisory Board, and—Managing Board,” for further information about the Supervisory Board and the Managing Board.

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

Under German law and our Articles of Association, we must publish notices that are required by law or by our Articles of Association in the Electronic German Federal Gazette. Notices of shareholders’ meetings must be published at least 30 days prior to the deadline stated in the notice by which we ask our shareholders to notify us that they intend to attend the meeting. Under German law and our Articles of Association, we are also entitled, with their approval, to submit information to registered shareholders by way of remote data transmission.

In order to be entitled to participate in and vote at a meeting, a shareholder must be registered in the share register on the meeting date and must have notified us in writing or electronically that he or she wished to attend the meeting no later than six full days before the meeting date or such lesser period as the Managing Board may have specified in the notice of the shareholders’ meeting.

At our shareholders’ meetings, each share carries one vote. In certain cases, a shareholder can be prevented from exercising his or her voting rights. This rule applies, for example, if we discharge one of our shareholders from liability or assert a claim against one of our shareholders. Resolutions are generally passed with a simple majority of the votes cast at the meeting. Resolutions that require a capital majority are passed with a simple majority of the issued capital present at the meeting, unless statutory law or our Articles of Association require otherwise. Under the German Stock Corporation Act, a number of significant resolutions must be passed by a vote of at least 75% of the share capital present at the meeting. This 75% majority requirement applies to the following matters, among others:

•	amendments of our Articles of Association (except amendments that would impose an additional duty upon our shareholders or change certain rights and obligations attaching to our shares, which in addition require the approval of all shareholders concerned);

•	capital increases and decreases;

•	exclusion of preemptive rights in connection with a capital increase;

•	creation of authorized capital or conditional capital or the issue of convertible bonds and bonds with warrants attached;

•	dissolution of our Company;

•	merger or consolidation of our Company with another stock corporation or certain other corporate transformations;

•	transfer of all or virtually all of our assets; and

•	approval of any direct control, profit and loss pooling or similar intercompany agreements.

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

Dividend Rights

Under applicable German law, we may declare and pay dividends only from annual net income as they are shown in the German statutory, stand-alone annual financial statements of Siemens AG. For each fiscal year, the Managing Board approves the annual financial statements and submits them to the Supervisory Board with its proposal for the allocation of the annual net income. The proposal will set forth what portion of annual net income should be paid out as dividends, transferred to capital or profit reserves or carried forward to the next fiscal year. Upon approval by the Supervisory Board, the Managing Board and the Supervisory Board submit their combined proposal to the shareholders at the Annual Shareholders’ Meeting. The general assembly of shareholders ultimately determines the allocation of annual net income including the amount of any annual dividend. Our Managing and Supervisory Boards may not allocate more than one half of our annual surplus to other profit reserves. In determining the distribution of profits, however, our shareholders may allocate additional amounts to profit reserves and may carry forward profits in part or in full. Our shareholders receive dividend distributions in proportion to the number of shares they hold.

There are two different types of dividends: cash dividends and dividends in kind. Dividends approved at a shareholders’ meeting are payable on the first stock exchange trading day after that meeting, unless otherwise decided at the shareholders’ meeting. If an investor holds shares that are entitled to dividends through a clearing system, the dividends will be paid according to that clearing system’s rules. If an investor holds physical certificates, he or she may no longer exercise dividend or other rights attaching to the shares without surrendering the physical certificates to a financial institution that maintains securities accounts. We will publish notice of dividends paid, and the paying agent or agents whom we have appointed, in the Electronic German Federal Gazette.

Liquidation Rights

In accordance with the German Stock Corporation Act, if we are liquidated, any liquidation proceeds remaining after all our liabilities have been discharged would be distributed to our shareholders in proportion to the number of common shares held.

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

The German Stock Corporation Act allows companies to exclude or restrict preemptive rights in connection with capital increases only in limited circumstances and only in the same shareholders’ resolution that authorizes the capital increase. At least 75% of the share capital represented at the meeting that approves a capital increase has to vote for exclusion or restriction of preemptive rights in connection with that increase. In addition to being approved by the shareholders, any exclusion or restriction of preemptive rights requires a justification, which our Managing Board has to set forth in a written report to our shareholders. The justification requires a showing that our interest in excluding or restricting preemptive rights outweighs the shareholders’ interest in exercising these rights. If our Managing Board increases our share capital for cash in accordance with our Articles of Association, it may, for example, exclude preemptive rights:

•	to the extent that we have an obligation to grant new shares to holders of warrants or convertible bonds that we or any of our subsidiaries have issued;

•	if the newly issued shares represent 10% or less of our existing share capital at the time we register the authorized capital or issue the new shares and the issue price of the new shares is not substantially less than the stock exchange price as defined under German law; or

•	to the extent necessary to avoid fractional amounts that may arise in the case of share issuance upon the exercise of preemptive rights.

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

Restrictions on voting rights or transfer of shares

Shares of stock issued by Siemens AG to employees under its former employee stock schemes are subject to Company-imposed private law restrictions on disposal for two to five years. As a matter of principle, beneficiary employees may not dispose of any shares transferred to them in this way prior to expiration of the holding period.

Shares of stock issued by Siemens AG to employees worldwide,—insofar as legally permissible—under the new stock scheme to be implemented as from the beginning of the fiscal year 2009, i.e. the Share Matching Plan for Senior Managers and Employees are freely transferable. However, the participants are required to own and hold the shares issued to them under the rules of the Plan for a waiting period of about three years in order to receive one matching share free of charge for each three shares. Any sale or transfer of the shares prior to vesting of the waiting period will forfeit the right to receive matching shares for the sold or transferred share.

Members of the von Siemens family signed a trust agreement with the von Siemens-Vermögensverwaltung GmbH (vSV), under which they transferred shares of stock owned by them to the vSV as trust property (at October 13, 2008: 8,895,939; at October 12, 2007: 9,904,856). As a trustee, the vSV holds the voting rights with respect to all shares transferred to it and exercises such voting rights in a uniform manner at the Shareholders’ Meeting of Siemens AG at its professional discretion. The vSV has to ensure that, as a rule, all voting rights attached to the shares transferred as trust property are represented at the Shareholders’ Meeting. Several Siemens foundations that are not parties to the trust agreement also authorize the vSV to exercise the voting rights attached to the shares they hold in a fiduciary capacity in the same manner as the vSV exercises the voting rights attached to the shares transferred to the vSV as trust property. In this way, at October 13, 2008 the vSV had voting control under a power of attorney over an additional 36,728,789 (at October 12, 2007: 24,673,050) shares of stock.

In order to bundle and represent their interests, the family members established a family partnership that makes proposals to the vSV on the exercise of the voting rights at the Shareholders’ Meeting of Siemens AG, which are taken into account by the vSV when acting within the bounds of its professional discretion. In the event that a trust relationship is terminated or interrupted by shareholders, they are required to continue to manage the shares originally included in the trust relationship in a manner that will not impair the intended purpose of the trust agreement. In particular, they are required to ensure that the voting rights attached to these shares, if possible, are exercised at the Shareholders’ Meeting in line with the intended purpose of the trust agreement, if this is legally permissible and economically justifiable.

Disclosure Requirement

Our Articles of Association do not require our shareholders to advise us when their holdings exceed specified thresholds. Under the German Securities Trading Act (Wertpapierhandelsgesetz), however, holders of the voting rights of an issuer whose home country is the Federal Republic of Germany and whose securities are admitted to trading on an organized market are required to notify without undue delay and in writing the issuer in which they hold the securities and the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) of the level of their holdings whenever such holdings reach, exceed or fall below certain thresholds. These thresholds are set at 3%, 5%, 10%, 15%, 20%, 25%, 30%, 50% and 75% of the issuer’s outstanding voting rights. According to the recently enacted Risk Limitation Act (Risikobegrenzungsgesetz), these thresholds may also be reached by mutually adding third party voting rights, if the holders of such voting rights agreed to permanently act in concert while exercising their voting rights.

In addition, anyone who holds, directly or indirectly, financial instruments that result in an entitlement to acquire, on one’s own initiative alone and under a legally binding agreement, shares in an issuer whose home country is the Federal Republic of Germany that carry voting rights and have already been issued, must, without undue delay, notify this to the issuer and to the German Federal Financial Supervisory Authority if the thresholds mentioned above have been reached, exceeded or fallen below, with the exception of the 3% threshold. Additionally, the recently enacted Risk Limitation Act (Risikobegrenzungsgesetz) provides for an aggregation of positions in voting rights and other financial instruments.

The issuer shall publish the notifications received without undue delay, but not later than three trading days following receipt of the notification. A domestic issuer shall also publish the total number of voting rights at the end of each calendar month during which the number of voting rights has increased or decreased. The calculation of the percentage of voting rights shall be based on the latest publication of the total number of voting rights of the issuer. If a shareholder fails to notify the issuer or the German Federal Financial Supervisory Authority as required, he or she cannot exercise any rights associated with the shares for as long as the default continues and, if the violation (i) was due to gross negligence or intent and (ii) reached a certain degree of non-compliance, suspension of such rights continues for six months after the late or corrected notification.

According to the recently enacted Risk Limitation Act (Risikobegrenzungsgesetz), holders of voting rights are required to notify the issuer within 20 days after reaching or exceeding the 10% threshold about their intentions with respect to the voting rights and the origin of the funds used for the acquisition of voting rights.

In addition, the German Takeover Act (Wertpapiererwerbs- und Übernahmegesetz) requires the publication within seven days of the acquisition of “control”, which is defined as holding of at least 30% of the voting rights in a target company.

The German Securities Trading Act requires the reporting of certain directors’ dealings. According to the Act, persons discharging managerial responsibilities within a publicly-traded issuer have to notify both the issuer and the German Federal Financial Supervisory Authority about their transactions relating to the issuer’s shares and derivatives or other financial instruments linked to those shares. Certain persons closely associated with these managers, such as spouses, dependent children, or other relatives sharing the same household, are under the same obligation. Similarly, the reporting obligation also applies to legal entities, trusts and partnerships that are managed or controlled by any such manager or associated person, or that are set up for the benefit of such a person, or whose economic interests are substantially equivalent to those of such person. Nevertheless, there is no notification obligation until the total amount of transactions of a covered manager and all his associated persons is at least €5,000 during any calendar year. Such information can be found on our Internet website in German at www.siemens.com/investor/de/corporate_governance/directors_dealings and in English at www.siemens.com/investor/en/corporate_governance/directors_dealings. For further information about such transactions see also Item 6: “Directors, Senior Management and Employees—Share Ownership.”

Repurchase of Our Own Shares

We may not acquire our own shares unless so authorized by a resolution duly adopted by our shareholders at a general meeting or in other very limited circumstances set forth in the German Stock Corporation Act.

The German Stock Corporation Act generally limits share repurchases to 10% of our share capital. In addition, any shareholders’ resolution that authorizes us to repurchase shares may be in effect for a period no longer than 18 months. The resolution currently in effect is valid until July 23, 2009. According to this resolution, shares that are repurchased may be (i) sold via a stock exchange or through a public sales offer made to all shareholders; (ii) retired with the approval of the Supervisory Board; (iii) used to meet the obligations under the 2001 Siemens Stock Option Plan in accordance with the resolution passed at the Annual Shareholder’s Meeting on February 22, 2001; (iv) offered for purchase to individuals currently or formerly employed by the Company or any of its subsidiaries or granted and transferred to such individuals with a holding period of at least two years; (v) offered and transferred with the approval of the Supervisory Board to third parties against contributions in kind, particularly in connection with business combinations or the acquisition of companies or interests therein; (vi) sold with the approval of the Supervisory Board to third parties against payment in cash if the price (excluding incidental transaction costs) at which such Siemens shares are to be sold is not significantly lower than the market price of the Siemens stock on the trading day, as determined during the opening auction of the XETRA trading platform (or a comparable successor system); or (vii) used to service conversion or option rights granted by the Company or any of its subsidiaries. In addition, the Supervisory Board is authorized to offer repurchased shares to the members of the Managing Board of Siemens AG for purchase as stock-based compensation under the same terms and conditions as those offered to employees of the Company or to grant and transfer such shares to members of the Managing Board with a holding period of at least two years.

In addition to the above mentioned resolution regarding the repurchase of own shares, a resolution is in effect that authorizes the Company to repurchase its own shares by using equity derivatives, such as put and call options and a combination of put and call options. The term of such options must be chosen in a way that any repurchase of the Company’s own shares upon the exercise of the option will take place no later than July 23, 2009.

On November 7, 2007, Siemens announced a Share Buyback Program adopted by the Management Board and approved by the Supervisory Board. The Share Buyback Program provides for repurchase of up to €10 billion of shares through the end of fiscal 2010. Shares repurchased under the Share Buyback Program are purchased solely for the purpose of cancellation and reduction of capital stock or for the purpose of fulfilling obligations arising out of stock compensation programs. For further information about Siemens’ Share Buyback Program see Item 16E: “Purchases of Equity Securities by the Issuer and Affiliated Purchasers” and “Notes to Consolidated Financial Statements.”

Jurisdiction

Our Articles of Association provide that by subscription to or by otherwise acquiring shares or interim certificates for shares, a shareholder submits to the jurisdiction of the courts of our legal domicile in all disputes with us or our governing bodies.

Material Contracts

On July 25, 2007, and with economic effect of June 30, 2007, Siemens entered into an agreement with Continental AG, Hanover, Germany, to sell its entire Siemens VDO Automotive activities for a sales price of approximately €11.4 billion.

Siemens AG, Siemens International Holding B.V. (“SIH”) Siemens Beteiligungen U.S.A. GmbH (“SIBUSA” and, together with SIH and Siemens AG, “Siemens”) as sellers, entered into a sale and purchase agreement (“SPA”) with CAS Two Holdinggesellschaft mbh, Hanover, Germany, as purchasers (“Purchaser”) and Continental AG, Hanover, Germany (“Continental”) as guarantor regarding the sale and purchase of the Siemens VDO Automotive Group (“VDO”.) Before Siemens entered into the SPA, the VDO business was reorganized and transferred from Siemens to VDO under three contribution agreements entered into May 23, 2007 and June 29, 2007, respectively, in exchange for the issuance of new shares and claims for additional consideration for which payment was deferred such that the respective amounts were owed as shareholder loans. Under the SPA, Siemens sold 100% of the outstanding shares as well as the shareholder loans granted in connection with the contribution of the VDO business with aggregate principal amount of approximately €4.4 billion to Purchaser for a total purchase price (including the amount outstanding under the shareholder loans) of approximately €11.4 billion. Further, Siemens is entitled to interest payments on the shareholder loans and on the equity purchase price. As of the closing, VDO must refrain from using the name, trademark or logo “Siemens” as well as from the use of any other marks, logos, names or refernces indicating a connection to Siemens, except for the use of existing material for an interim period. Siemens, in turn, may no longer use certain VDO trademarks after the closing. The SPA prohibits Siemens from engaging in certain restricted activities for a period of 30 months after the closing. However, the SPA does not prohibit Siemens from continuing any of its currect activities.

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

Taxation

German Taxation

The following discussion is a summary of the material German tax consequences for beneficial owners of our shares or ADSs (i) who are Non-German residents for German income tax purposes (i.e., generally persons whose residence, habitual abode (“gewöhnlicher Aufenthalt”), statutory seat or place of effective management and control is not located in Germany) and (ii) whose shares or ADSs do not form part of the business property of a permanent establishment or a fixed base in Germany, and are not held with a German paying agent (including a German branch of a non-German financial services institution). Throughout this section we refer to these owners as “Non-German Holders.”

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

Taxation of the Company in Germany

German corporations are subject to a corporate income tax rate of 15%. Moreover, a solidarity surcharge of 5.5% on the net assessed corporate income tax is levied, so that the corporate income tax and the solidarity surcharge, in the aggregate, amount to a tax rate of 15.825%.

In addition, German corporations are subject to profit-related trade tax on income, the exact amount of which depends on the municipality in which the corporation maintains its business establishment(s). As of January 1, 2008, trade tax is no longer a deductible item in calculating the corporation’s tax base for corporate income tax and trade tax purposes.

Following the introduction of the German Business Tax Reform 2008 (Unternehmensteuerreform 2008), the combined corporate income tax and trade tax rate for German corporate companies was reduced to approximately 30%—33%. On the other hand, certain measures were introduced that will lead to an increase in the taxable assessment basis.

Imposition of Withholding Tax

Dividend distributions made by Siemens are subject to a current withholding tax of 20%. Moreover, a solidarity surcharge of 5.5% on the withholding tax is levied, resulting in a total withholding tax rate from dividends of 21.1%. According to the German Business Tax Reform 2008, the withholding tax rate on dividends will increase to 25% (plus 5.5% solidarity surcharge, in total 26.375%) starting January 1, 2009. Corporate Non-German Holders will generally be entitled to a refund in the amount of two fifths of the withholding tax (including solidarity surcharge). This does not preclude a further reduction of withholding tax, if any, available under a relevant tax treaty.

For many Non-German Holders, e.g. U.S. Shareholders, the withholding tax rate is currently reduced under applicable income tax treaties. Under most income tax treaties to which Germany is a party, the rate of dividend withholding tax is reduced to 15%. To reduce the withholding to the applicable treaty rate of 15%, a Non- German Holder must apply for a refund of withholding taxes paid. The application for refund must be filed with the German Federal Tax Office (Bundeszentralamt für Steuern, An der Küppe 1, D-53225 Bonn, Germany; http://www.bzst.bund.de/). The relevant forms can be obtained from the German Federal Tax Office or from German embassies and consulates. Special rules apply to U.S. shareholders (see below).

Germany and the United States of America have agreed on a Protocol amending the income tax treaty between the United States of America and Germany (the “Income Tax Treaty”) and setting into force new regulations. Among other things, the amendments expanded the scope of the “limitations on benefits” clause in the Income Tax Treaty, as a result of which the entitlement to treaty benefits may under certain circumstances be subject to additional conditions that were not previously applicable.

Refund Procedure for U.S. Shareholders

For shares and ADSs kept in custody with The Depository Trust Company in New York or one of its participating banks, the German tax authorities have introduced a collective procedure for the refund of German dividend withholding tax and the solidarity surcharge thereon on a trial basis. Under this procedure, the Depository Trust Company may submit claims for refunds payable to eligible U.S. holders under the Income Tax Treaty collectively to the German tax authorities on behalf of these eligible U.S. holders. The German Federal Tax Office will pay the refund amounts on a preliminary basis to The Depository Trust Company, which will redistribute these amounts to the eligible U.S. holders according to the regulations governing the procedure. The German Federal Tax

Office may review whether the refund was made in accordance with the law within four years after making the payment to The Depository Trust Company. Details of this collective procedure are available from The Depository Trust Company.

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

Capital Gains

Under German domestic tax law as currently in effect, capital gains derived by a Non-German Holder from the sale or other disposition of shares or ADSs are subject to tax in Germany only if such Non-German Holder has held, directly or indirectly, shares or ADSs representing 1% or more of the registered share capital of the company at any time during the five-year period immediately preceding the disposition. Based on the current provisions, Capital gains are not taxable if the above mentioned threshold is not exceeded.

In general, corporate Non-German Holders that exceed the above mentioned threshold will be fully exempt from German tax on capital gains derived from the sale or other disposition of shares or ADSs. However, 5% of the capital gains derived by such corporate shareholders will be treated as non-deductible business expenses and are subject to German tax, so effectively only 95% of the capital gains will be tax exempt.

U.S. holders that qualify for benefits under the Income Tax Treaty are exempt from taxation in Germany on capital gains derived from the sale or disposition of shares or ADSs.

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

Based on a court decision of the Federal Constitutional Court (Bundesverfassungsgericht), certain provisions of the current Inheritance and Gift Tax Law have to be adapted.

The right of the German government to impose inheritance or gift tax on a Non-German Holder may be limited by an applicable estate tax treaty (such as the U.S.-German Inheritances and Gifts Tax Treaty of December 3, 1980).

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2011 with respect to the shares or ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the shares or ADSs will be treated as qualified dividends if we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2007 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2008 taxable year. However, as PFIC status is a factual matter that must be determined annually at the close of each taxable year, there can be no certainty as to our actual PFIC status in any particular year until the close of the taxable year in question.

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

Taxation of Sales or Other Taxable Dispositions

Sales or other taxable dispositions of shares or ADSs by U.S. holders generally will give rise to U.S. source capital gain or loss equal to the difference between the U.S. dollar value of the amount realized on the disposition and the U.S. holder’s U.S. dollar basis in the shares or ADSs. Any such capital gain or loss generally will be long-term capital gain or loss, subject to taxation at reduced rates for non-corporate taxpayers, if the shares were held for more than one year. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

Dividend payments made to holders and proceeds paid from the sale, exchange, redemption or disposal of shares or ADSs may be subject to information reporting to the Internal Revenue Service. Such payments may be subject to backup withholding taxes unless the holder (i) is a corporation or other exempt recipient or (ii) provides a taxpayer identification number on a properly completed Internal Revenue Service Form W-9 and certifies that no loss of exemption from backup withholding has occurred. Holders that are not U.S. persons generally are not subject to information reporting or backup withholding. However, such a holder may be required to provide a certification of its non-U.S. status in connection with payments received within the United States or through a U.S.-related financial intermediary.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s U.S. federal income tax liability. A holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the Securities and Exchange Commission. These materials, including this annual report and the exhibits thereto, may be inspected and copied at the Commission’s Public Reference Room at 100 F Street N.E., Washington, D.C. 20549. Copies of the materials may be obtained from the Public Reference Room of the Commission at 100 F Street N.E., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the Commission’s Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. Our filings, including this annual report, are also available on the Commission’s website at www.sec.gov. In addition, material filed by us can be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005 and is also available on the New York Stock Exchange’s website at www.nyse.com.

ITEM 11:	QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

For quantitative and qualitative disclosures about market risks see “Note 33 to Consolidated Financial Statements.”

ITEM 12:	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13:	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14:	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15:	CONTROLS AND PROCEDURES

Overview

As previously reported, as of September 30, 2006, management identified a material weakness in the Company’s internal control over financial reporting relating to significant evidence of collusion at the former Com Group to misappropriate funds and abuse authority among certain members of senior management along with others who had responsibility for oversight of the financial reporting of this former Group. Such collusion had allowed elements of the Company’s financial control environment to be circumvented or overridden. Through the independent investigation conducted by Debevoise, which commenced in December 2006, the Company’s remediation activities, and other procedures, management gained a greater understanding of the scope of and factors contributing to the material weakness. The Company actively designed, initiated, and, during fiscal 2007, was in the process of implementing the remediation plan disclosed in the Annual Report on Form 20-F for fiscal 2007.

As of September 30, 2007, management concluded that the Company’s internal control in the area of anti-corruption was not yet sufficiently robust to prevent certain members of management from circumventing or overriding elements of the Company’s financial control environment and misusing funds contrary to Company policies. The investigations of this failure, and the implementation of the Company’s remediation plan to address it, were not far enough advanced to provide a sufficient level of assurance that such circumvention or override of controls and misuse of funds by management would be prevented. Due to this material weakness, management concluded that the Company’s internal control over financial reporting was not effective as of September 30, 2007.

During fiscal 2008, the Company continued to implement the remediation plan and, as noted below, management has concluded that the material weakness has been remediated and its internal control over financial reporting is effective as of September 30, 2008.

Disclosure Controls and Procedures

As of September 30, 2008, Siemens performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures. The Company’s disclosure controls and procedures are designed so that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported on a timely basis and accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. The evaluation was performed with the participation of key corporate senior management, senior management of each business sector and under the supervision of the CEO, Peter Löscher, and CFO, Joe Kaeser. There are inherent limitations in the effectiveness of any system of disclosure controls and procedures. These limitations include the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, any such system can only provide reasonable assurance of achieving the desired control objectives and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the foregoing, the Company’s management, including the CEO and CFO, concluded that Siemens’ disclosure controls and procedures were effective as of September 30, 2008 to achieve their intended objectives.

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

Management’s assessment of the effectiveness of Siemens’ internal control over financial reporting as of September 30, 2008 excludes, in accordance with applicable guidance provided by the Securities and Exchange Commission, the acquisition of Dade Behring Holdings, Inc. completed in fiscal 2008. Total assets and revenues of this business constituted less than 3% and 2%, respectively, of the related Consolidated Financial Statement line items as of and for the year ended September 30, 2008.

Siemens’ management assessed the effectiveness of the Company’s internal control over financial reporting as of September 30, 2008. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control—Integrated Framework.” As a result of the evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of September 30, 2008.

The effectiveness of the Company’s internal control over financial reporting as of September 30, 2008 has also been audited by KPMG AG Wirtschaftsprüfungsgesellschaft (KPMG), an independent registered public accounting firm, as stated in their report, which is included in Item 17: “Financial Statements.”

Remediation Activities

During fiscal 2008, management continued to be actively engaged in the implementation of remediation measures to address the material weakness identified in fiscal 2006 and 2007, as well as other identified areas of risk and related areas. The plan to remediate the material weakness was described in detail in the Annual Report on Form 20-F for fiscal 2007, and our efforts to implement the plan are summarized below. The design and implementation of these and other remedial efforts are the responsibility of the Company’s management.

Management focused on the following areas of high priority of the remediation plan, as further described below:

•	Tone at the top: management commitment to compliance and integrity

•	Organizational reform, including reorganization of central control functions (compliance, legal and audit)

•	Anti-corruption compliance program

•	Anti-corruption controls over third party intermediaries

•	Corruption risk assessment in project acquisition

•	Control over use of funds and centralization of bank accounts and payment transactions

Tone at the top: Management commitment to compliance and integrity

•	The Company’s management is committed to high ethical standards, transparency, responsibility, financial reporting integrity and no tolerance for illegal behavior. This commitment has been, and will continue to be, actively communicated to and reinforced with every Siemens employee. The CEO, CFO and members of senior management have repeatedly reinforced compliance messages and actions throughout the organization, including through, among others, internal and external compliance-related presentations; training sessions; business reviews; compliance meetings with senior executives; and periodic e-mails and letters to Siemens employees.

•	The Company has initiated a procedure to assert claims for damages against ten former members of the former Central Executive Committee of the Managing Board, including two former CEOs. The claims are based on breaches of organizational and supervisory duties in view of the accusations of illegal business practices and the resulting financial burdens to the Company. In addition, two former chairmen of the Supervisory Board, one of whom is also a former CEO and referred to above, have been invited to respond to allegations that they had breached their supervisory duties, before the Managing Board considers further steps and the possible enforcement of damage claims against them.

•	The Company has incorporated compliance targets into its management compensation system. Effective fiscal 2008, a portion of the annual bonus of the members of the Managing Board and senior managers (over 5,000 individuals) depends on meeting specified compliance targets.

•	In October 2007, the Company established a global amnesty program for employees, other than management personnel above certain levels, who voluntarily provided information regarding possible violations of anti-public-corruption laws. After the amnesty program expired in February 2008, the Company has continued to offer leniency, in individual cases, to select individuals who provided significant information regarding possible violations of anti-public-corruption laws or financial reporting irregularities.

•	The Company has taken, and will continue to take, appropriate disciplinary actions with respect to employees in cases of misconduct, including terminations, suspensions, formal and informal warnings and imposition of financial penalties in the form of compensation adjustments. The Company established a Corporate Disciplinary Committee, supplementing existing disciplinary processes, to determine the appropriate consequences in cases of alleged misconduct involving employees above a certain level.

•	In addition, the Company has been pursuing a number of collective action initiatives, partnering with industry peers, and with stakeholders, including non-governmental organizations and international government leaders, to encourage collective action in the fight against official corruption.

Organizational reform, including reorganization of central control functions (compliance, legal and audit)

•	The Company has made far-reaching changes to the leadership of the organization. In addition to the appointment of a new Chairman of the Supervisory Board and a new CEO in fiscal 2007, the composition of the entire Managing Board has been significantly reshaped and nearly all members (including the CEO) newly appointed.

•	Effective October 2007, the Company established a new Managing Board position for legal and compliance matters. To fill this position, the Company hired and appointed a new member of Siemens’ Managing Board, who is also the Company’s General Counsel, with overall responsibility for legal, regulatory and compliance issues.

•	As of January 2008, the Company reorganized its operations into three sectors—Industry, Energy and Healthcare—and within them, into 15 divisions. The new organizational structure introduces a more streamlined reporting process with three sector CEOs, each a Managing Board member, facilitating greater accountability and transparency.

•	As part of the new organizational structure, CFOs of all Siemens entities report, directly or indirectly, to the CFO of Siemens AG. In addition, all appointments of CFOs and accounting and controlling heads of sectors, divisions, regional clusters and major regional companies must be approved by the Corporate Finance and Controlling department, headed by the CFO of Siemens AG.

•	The legal function has been reorganized to mirror the new organizational structure of the Company and has also been centralized worldwide, with the General Counsels of all Siemens entities reporting, directly or indirectly, to the Company’s General Counsel.

•	The Company has reorganized and strengthened its Compliance department. Effective September 2007, the Company appointed a new Chief Compliance Officer who reports to the General Counsel, and also reports directly to the CEO. Effective January 2008, the sector, divisional and regional compliance officers report directly to the Chief Compliance Officer. A consistent and rigorous set of “mission statements” and required skill sets have been established for compliance officers. The compliance officer position has generally become a full-time responsibility. The Company has significantly increased the staff of the Compliance department in entities throughout the organization and at the corporate office from approximately 170 full-time equivalent compliance officers at the end of fiscal 2007 to approximately 520 at the end of fiscal 2008. The Company has also implemented extensive training programs for Compliance personnel.

•	The Company has reorganized and integrated its audit department and has placed special focus on ensuring adequate outside audit experience as well as professional qualification on all levels. As of October 1, 2008, all Company audit functions have been merged into one Corporate Finance Audit with regional hubs, focusing on six areas—financial audit, operational audit, compliance audit, forensic audit, IT audit and transaction support—with methodology, support and quality assurance for each area being provided by a central professional practice function. Effective October 2007, the Company appointed a Chief Audit Officer who heads Corporate Finance Audit and reports to the Company’s CFO and has an independent reporting line to the Audit Committee and its Chairman.

Anti-corruption compliance program

•	The Company has developed an anti-corruption implementation toolkit reflecting Siemens’ global anti-corruption standards. As of the end of fiscal 2008, the toolkit has been implemented across Siemens entities with elevated corruption risk as well as all Siemens entities which are deemed financially significant, with rollout within the remaining entities scheduled for completion in fiscal 2009.

     The implementation toolkit spans specific compliance controls and procedures covering all six areas of the remediation plan and presents clear steps to be taken by management to ensure effective and consistent implementation of Siemens anti-corruption policies and controls. Specifically, the implementation toolkit covers ten focus areas: (1) tone at the top; (2) compliance organization; (3) case tracking (including whistleblowing); (4) training and program communication; (5) use of third parties; (6) tenders and contracts; (7) gifts and hospitality, donations and sponsoring; (8) finance and accounting; (9) integration with personnel processes; and (10) monitoring effectiveness.

•	The Company has enhanced its anti-corruption policies and procedures by developing, adopting and implementing, among others: a new global anti-public-corruption policy; enhanced restrictions on the use of business partners; enhanced guidance on anti-corruption considerations in M&A transactions, joint ventures and minority investments; enhanced gift and hospitality policies; and a new anti-corruption handbook for employees in five languages.

•	During fiscal 2007 and 2008, the Company has completed in-person anti-corruption and compliance training programs for approximately 1,400 senior managers worldwide. The Company also conducted dedicated in-person anti-corruption and compliance training programs for employees who interact with government officials. More than 50,000 employees have attended these in-person training programs. The Company also launched web-based anti-corruption and compliance training programs for employees in other positions, including all customer-facing functions, which have been completed by over 122,000 employees.

•	In September 2007, the Company implemented the “Ask us” Helpdesk, through which employees have the opportunity to submit questions on day-to-day business compliance topics. Since its inception, approximately 4,000 questions have been submitted through the “Ask us” Helpdesk.

•	Effective August 2007, the Company implemented the “Tell us” Helpdesk, which provides independent worldwide, 24/7 facilities, either online or by telephone, and in any of up to 150 languages to receive and track compliance-related complaints from Siemens employees as well as from non-Siemens affiliated individuals. Approximately 400 reports were submitted to the “Tell us” Helpdesk during fiscal 2008. The “Tell us” Helpdesk supplements an external attorney, who has been acting, since December 2006, as an independent ombudsman providing an additional and protected communication channel for Siemens employees and third parties to report violations of the criminal law or the business conduct guidelines.

•	The Company has implemented and is operating a new process to identify and record in a consolidated manner all significant outstanding compliance cases with possible significant financial statement impact, tracking the progress of these cases, and taking other appropriate action.

•	The Company has continued to enhance the enterprise risk management process so that compliance, as well as strategic, operational and financial risks, are taken into consideration. The Company has established a process for a periodic compliance program risk assessment, supported by the Corporate Compliance Office, to feed into the Enterprise Risk Management process. The results of the enterprise risk assessment process are presented periodically to the Managing Board and the Audit Committee.

Anti-corruption controls over third-party intermediaries

•	In February 2007, the Company adopted a moratorium on entering into new sales-related business consulting agreements (BCAs) or making payments under existing BCAs without the approval of the Company’s Chief Compliance Officer. In fiscal 2008, the Company developed and adopted a risk-based policy and process for the retention of sales-related business partners.

•	In addition to the review of active BCAs completed by the Company, an outside law firm engaged by the Company has substantially completed a due diligence review of currently active sales agents.

•	During fiscal 2008, in connection with the issuance of the new business partner policy, the Company also modified its controls and introduced a business partner due diligence IT tool to capture and assess relevant business partners used by the Company. The new business partner due diligence process relies on a risk-based approach to classify business partners and determine the level of due diligence, with contract terms and approvals tailored to these risk levels.

•	Controls around data quality and completeness of business partners included in the business partner tool have been implemented at the corporate level as well as within the sectors, divisions and regional entities.

Corruption risk assessment in project acquisition

•	The Company has instituted a corruption risk analysis and a compliance-related approval process in the acquisition phase as well as at key milestones of all projects in excess of €100,000 and any project in which an intermediary is involved. These controls have been integrated into the Company’s project management program that provides global standards for the management of Siemens’ project business. Approximately 35,000 employees had been trained in the use of the “Limits of Authority” tool by the end of fiscal 2008.

•	In addition, controls around data quality and completeness of anti-corruption aspects of project bids included in the “Limits of Authority” tool have been implemented at the corporate level as well as within the sectors, divisions and regional entities.

Control over funds and centralization of bank accounts and payment transactions

•	During fiscal 2008, the Company established a more comprehensive and structured internal control framework to strengthen its control over use of funds. In addition to the local entity controls implemented as part of the anti-corruption implementation toolkit, the Company established additional policies, processes, tools, monitoring and remediation controls, and management reporting that relate to bank accounts and payments.

•	In April 2007, the Company adopted, and in August 2008 further strengthened, a new policy on bank accounts and payments requiring that all new and existing bank accounts must be centrally authorized and registered and that account statements for all accounts must be centrally submitted and loaded into Siemens’ central in-house banking platform, on a regular basis. The policy also prohibits bank accounts used for Siemens’ business activities to be opened or maintained in the name of a third party. CFOs of all Siemens local entities provide quarterly certifications regarding compliance with the policy as well as other policies regarding bank accounts.

•	The policy also requires that all outgoing payments, where technically and legally feasible, be channeled centrally via Siemens’ in-house banking platform. The Company has made significant progress in extending this requirement to include not only cross-border and foreign currency payments but also local payments in domestic currencies. All outgoing payments, including local payments that are not channeled via this central banking platform, must be submitted through the enterprise resource planning system and sent electronically to an approved local bank. Additional restrictions were established for cash-on-hand, cash payments, cash advances to employees and the use of checks.

•	The Company has established a more rigorous process for the requesting, granting, and central retention of all exceptions to the policy. Only Corporate Treasury may grant exceptions to the requirements for bank accounts and payments that are established in the policy. Additional corporate-level controls were implemented to monitor ongoing adherence to key corporate requirements regarding bank accounts and payments. The Company also conducted central, risk-based investigation and remediation of potential deviations from corporate requirements.

•	The Company has implemented a new policy with regard to signature authorizations and the segregation of duties. The Company has also rolled out a standardized set of segregation of duties rules to ensure that relevant financial obligations are authorized in conformity with corporate principles and an adequate signature authorization concept. In addition, signature authorization guidelines were implemented which govern criteria regarding individuals who may be granted authorizations for payments as well as processes and requirements for the use by authorized signatories of their authorization.

•	The Company has also taken steps to reduce the number of entities it maintains and to strengthen controls around its inter-company consolidation process.

Management believes the remediation measures described above have been successful in correcting and remediating the material weakness previously identified and have further strengthened and enhanced the Company’s internal control over financial reporting. As noted above, management is committed to high ethical standards, transparency, responsibility, financial reporting integrity and no tolerance for illegal behavior. In that regard, management will continue to improve, strengthen, and enhance our internal control processes and will continue to diligently and vigorously review our anti-corruption controls and processes. The Company will continue to strengthen its IT capabilities and related monitoring activities in the area of anti-corruption and internal controls, including its IT-based continuous monitoring in this area. In addition, the Company will integrate and further harmonize existing control activities under the governance of the Managing Board.

Changes in Internal Control over Financial Reporting

Changes in the Company’s internal control over financial reporting that occurred during fiscal 2008, which have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting are described above. Following the structural reorganization of the Company into three sectors and 15 divisions described above, the Company’s financial reporting structure was adjusted accordingly, effective as of April 1, 2008.

ITEM 16A:	AUDIT COMMITTEE FINANCIAL EXPERT

Our Supervisory Board has determined that two members of the Company’s Audit Committee, Dr. Gerhard Cromme and Dr. Hans Michael Gaul, are financial experts. Dr. Cromme and Dr. Gaul are independent, as that term is defined in Rule 10A-3 under the Securities Exchange Act for purposes of the listing standards of the New York Stock Exchange that are applicable to Siemens.

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

Fees related to professional services rendered by the Company’s principal accountant, KPMG AG Wirtschaftsprüfungsgesellschaft (KPMG), for the fiscal years 2008 and 2007 were as follows:

	Year ended
	September 30,
Type of Fees	2008	2007
	(€ in millions)

Audit Fees	50.7	55.3
Audit-Related Fees	14.6	18.4
Tax Fees	2.6	4.8
All Other Fees	0.5	8.5

Total	68.4	87.0

In the above table, “Audit Fees” are the aggregate KPMG fees for professional services in connection with the audit of the Company’s annual consolidated financial statements including the effectiveness of the Company’s internal control over financial reporting, opening balance sheet audits, reviews of interim financial statements, as well as audits of statutory financial statements of Siemens AG and its subsidiaries. “Audit-related fees” are fees for due diligence engagements related to acquisitions and carve-outs, including consultation in accounting matters, post-closing audits, carve-out audits and attestation services in the context of carve-outs, accounting advice on actual or contemplated transactions or events, advice on the introduction and review of new or revised accounting guidelines and requirements, training regarding accounting-related topics, advice on the transition to accounting according to IFRS, advice in the field of financial risk management, comfort letters, employee benefit plan audits, SAS 70 reports, IT system audits that are not part of the annual audit, attestation services subject to regulatory requirements, including regulatory advice, work related to the investigation by the state prosecutor’s office and Debevoise & Plimpton, attestation and audits in connection with the European Community Directive on Waste Electrical and Electronic Equipment, audits in connection with liquidation and insolvency issues, attestation of compliance with provisions or calculations required by agreements, agreed-upon procedures engagements in accordance with applicable standards and voluntary audits and reviews of stand-alone financial statements of subsidiaries. “Tax Fees” are fees for the preparation of tax returns, assistance with assessing compliance with certain tax regulations, support in tax audits and other inquiries by fiscal authorities, tax advice associated with transfer prices, tax advice relating to indirect tax and custom duties, tax advice and consultation relating to claiming and utilization of investment grants, premiums, subsidies, tax credits etc., payroll tax services, training regarding tax-related issues and support with the harmonization of the tax planning and reporting process. “All other fees” for 2007 are primarily fees for additional services relating to the Com carve-out in the regional companies.

Audit Committee Pre-Approval Policies

In accordance with German law, Siemens’ independent auditors are appointed at the Annual Shareholders’ Meeting based on a recommendation of our Supervisory Board. The Audit Committee of the Supervisory Board prepares the board’s recommendation on the selection of the independent auditors. Subsequent to the auditors’ appointment, the Audit Committee awards the contract and in its sole authority approves the terms and scope of the audit and all audit engagement fees, as well as monitors the auditors’ independence. On January 24, 2008, at the Annual Shareholders’ Meeting KPMG AG Wirtschaftsprüfungsgesellschaft was appointed to serve as the Company’s independent auditors for the 2008 fiscal year.

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

In fiscal 2008, the Audit Committee has pre-approved the performance by KPMG of the following audit and permitted non-audit services:

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

ITEM 16E:	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets out certain information concerning purchases by us during fiscal 2008:

			(c) Total number of	(d) Maximum number
			shares purchased as	of shares that may yet
		(b) Average price	part of publicly	be purchased under
	(a) Total number of	paid per share	announced plans or	the plans or programs
Period	shares purchased	(in €)	programs(1)	at month-end(2)

October 10/1/07-10/31/07	—	—	—	89,163,221
November 11/1/07-11/30/07	1,886,892	99.79	1,886,892	87,276,329
December 12/1/07-12/31/07	1,448,977	104.91	1,448,977	85,827,352
January 1/1/08-1/31/08	1,452,647	85.39	1,452,647	84,374,705
February 2/1/08-2/28/08	10,049,547	88.10	10,049,547	74,325,158
March 3/1/08-3/31/08	8,477,100	76.55	8,477,100	82,943,242
April 4/1/08-4/30/08	4,968,943	70.69	4,968,943	77,974,299
May 5/1/08-5/31/08	—	—	—	77,974,299
June 6/1/08-6/30/08	12,503,495	73.18	12,503,495	65,470,804
July 7/1/08-7/31/08	15,413,169	70.42	15,413,169	50,057,635
August 8/1/08-8/31/08	—	—	—	50,057,635
September 9/1/08-9/30/08	651	105.12	651	50,056,984

Total	56,201,421	77.41	56,201,421

(1)	On November 7, 2007, Siemens announced a Share Buyback Program adopted by the Management Board and approved by the Supervisory Board. The Share Buyback Program provides for repurchase of up to €10 billion of shares through the end of fiscal 2010. Shares repurchased under the Share Buyback Program are purchased solely for the purpose of cancellation and reduction of capital stock or for the purpose of fulfilling obligations arising out of stock compensation programs.

(2)	Shares repurchased under the Share Buyback Program through February 29, 2008 were purchased pursuant to a resolution of the Annual Shareholders’ Meeting of January 25, 2007 authorizing the repurchase of up to 89,163,572 Siemens shares. Shares repurchased under the Share Buyback Program between March 1, 2008 and September 30, 2008 were purchased pursuant to a resolution of the Annual Shareholders’ Meeting of January 24, 2008 authorizing the repurchase of up to 91,420,342 Siemens shares, which took effect on March 1, 2008, superseding the shareholders’ resolution of January 25, 2007. This authorization was granted until July 23, 2009. The “maximum number of shares that may yet be purchased under the plans or programs at month-end” as of September 30, 2008, as presented in the table above, represents the 91,420,342 Siemens shares authorized for repurchase on January 24, 2008 less the 41,363,358 Siemens shares repurchased between March 1, 2008 and September 30, 2008. At current share prices, repurchase of a total of €10 billion of shares by fiscal year end 2010 pursuant to the Share Buyback Program would require that the shareholders grant additional authority to repurchase shares.

The shares recorded in the above table include purchases of 3,556,139 Siemens ordinary shares for the purpose of fulfilling obligations arising out of stock compensation programs.

The table above omits Siemens shares purchased by pension and other postretirement benefit plans sponsored by Siemens. In fiscal 2008, the principal Siemens sponsored pension and other postretirement benefit plans purchased 3,437,485 shares of Siemens AG common stock at an average price of €78.74 per share.

For further information about Siemens’ Share Buyback Program see “Notes to Consolidated Financial Statements.”

PART III

ITEM 17:  FINANCIAL STATEMENTS

Siemens

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Supervisory Board of Siemens AG:

We have audited the accompanying consolidated balance sheets of Siemens AG and subsidiaries (the Company) as of September 30, 2008 and 2007, and the related consolidated statements of income, income and expense recognized in equity and cash flows for each of the years in the three-year period ended September 30, 2008, including the information included in the Compensation section in Item 6 “Directors, Senior Management and Employees.” We also have audited the Company’s internal control over financial reporting as of September 30, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

The Company acquired Dade Behring Holdings, Inc. (Dade Behring) in November 2007, and management excluded from its assessment of the effectiveness of Siemens AG internal control over financial reporting as of September 30, 2008, Dade Behring’s internal control over financial reporting associated with assets less than 3% of consolidated assets and revenues less than 2% of consolidated revenues included in the consolidated financial statements of the Company as of and for the year ended September 30, 2008. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of Dade Behring.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2008 and 2007, and the results of its operations and its cash flows for each of the years in the three-year period ended September 30, 2008, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company has maintained, in all material respects, effective internal control over financial reporting as of September 30, 2008, based on criteria established in Internal Control—Integrated Framework issued by COSO.

KPMG AG
Wirtschaftsprüfungsgesellschaft

(previously
KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft)

Munich, Germany
November 21, 2008

SIEMENS
CONSOLIDATED STATEMENTS OF INCOME
For the fiscal years ended September 30, 2008, 2007 and 2006
(in millions of €, per share amounts in €)

	Note	2008	2007	2006

Revenue		77,327	72,448	66,487
Cost of goods sold and services rendered		(56,284)	(51,572)	(49,108)

Gross profit		21,043	20,876	17,379
Research and development expenses		(3,784)	(3,399)	(3,091)
Marketing, selling and general administrative expenses		(13,586)	(12,103)	(11,897)
Other operating income	6	1,047	680	629
Other operating expense	7	(2,228)	(1,053)	(260)
Income from investments accounted for using the equity method, net	8	260	108	404
Financial income (expense), net	9	122	(8)	254

Income from continuing operations before income taxes		2,874	5,101	3,418
Income taxes	10	(1,015)	(1,192)	(776)

Income from continuing operations		1,859	3,909	2,642
Income from discontinued operations, net of income taxes		4,027	129	703

Net income		5,886	4,038	3,345

Attributable to:
Minority interest		161	232	210
Shareholders of Siemens AG		5,725	3,806	3,135
Basic earnings per share	36
Income from continuing operations		1.91	4.13	2.78
Income from discontinued operations		4.50	0.11	0.74

Net income		6.41	4.24	3.52

Diluted earnings per share	36
Income from continuing operations		1.90	3.99	2.77
Income from discontinued operations		4.49	0.11	0.74

Net income		6.39	4.10	3.51

CONSOLIDATED STATEMENTS OF INCOME AND EXPENSE RECOGNIZED IN EQUITY
For the fiscal years ended September 30, 2008, 2007 and 2006
(in millions of €)

	2008	2007	2006

Net income	5,886	4,038	3,345
Currency translation differences	(313)	(536)	(349)
Available-for-sale financial assets	(122)	30	(354)
Derivative financial instruments	(237)	100	58
Actuarial gains and losses on pension plans and similar commitments	(1,719)	1,237	245
Revaluation effect related to step acquisitions	—	3	4

Total income and expense recognized directly in equity, net of tax(1)(2)	(2,391)	834	(396)

Total income and expense recognized in equity	3,495	4,872	2,949

Attributable to:
Minority interest	159	265	181
Shareholders of Siemens AG	3,336	4,607	2,768

(1)	Includes income and expense resulting from investments accounted for using the equity method of €(38), €(26) and €(50) in 2008, 2007 and 2006, respectively.
(2)	Includes minority interest relating to currency translation differences of €1, €30 and €(29) in 2008, 2007 and 2006, respectively and relating to actuarial gains and losses on pension plans and similar commitments of €(3), €3 and €— in 2008, 2007 and 2006, respectively.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

SIEMENS

CONSOLIDATED BALANCE SHEETS
As of September 30, 2008 and 2007
(in millions of €)

	Note	9/30/08	9/30/07

ASSETS
Current assets
Cash and cash equivalents		6,893	4,005
Available-for-sale financial assets	11	152	193
Trade and other receivables	12	15,785	14,620
Other current financial assets	13	3,116	2,932
Inventories	14	14,509	12,930
Income tax receivables		610	398
Other current assets	15	1,368	1,322
Assets classified as held for disposal		809	11,532

Total current assets		43,242	47,932

Goodwill	16	16,004	12,501
Other intangible assets	17	5,413	4,619
Property, plant and equipment	18	11,258	10,555
Investments accounted for using the equity method	19	7,017	7,016
Other financial assets	20	7,785	5,561
Deferred tax assets	10	3,009	2,594
Other assets		735	777

Total assets		94,463	91,555

LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current maturities of long-term debt	23	1,819	5,637
Trade payables		8,860	8,382
Other current financial liabilities	21	2,427	2,553
Current provisions	25	5,165	3,581
Income tax payables		1,970	2,141
Other current liabilities	22	21,644	17,058
Liabilities associated with assets classified as held for disposal		566	4,542

Total current liabilities		42,451	43,894

Long-term debt	23	14,260	9,860
Pension plans and similar commitments	24	4,361	2,780
Deferred tax liabilities	10	726	580
Provisions	25	2,533	2,103
Other financial liabilities		376	411
Other liabilities	26	2,376	2,300

Total liabilities		67,083	61,928

Equity	27
Common stock, no par value(1)		2,743	2,743
Additional paid-in capital		5,997	6,080
Retained earnings		22,989	20,453
Other components of equity		(953)	(280)
Treasury shares, at cost(2)		(4,002)	—

Total equity attributable to shareholders of Siemens AG		26,774	28,996

Minority interest		606	631

Total equity		27,380	29,627

Total liabilities and equity		94,463	91,555

(1)	Authorized: 1,137,913,421 and 1,137,913,421 shares, respectively. Issued: 914,203,421 and 914,203,421 shares, respectively.

(2)	52,645,665 and 383 shares, respectively.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

SIEMENS

CONSOLIDATED STATEMENTS OF CASH FLOW
For the fiscal years ended September 30, 2008, 2007 and 2006
(in millions of €)

	2008	2007	2006

Cash flows from operating activities
Net income	5,886	4,038	3,345
Adjustments to reconcile net income to cash provided
Amortization, depreciation and impairments	3,213	3,751	3,118
Income taxes	831	2,193	775
Interest (income) expense, net	(75)	193	(142)
(Gains) on sales and disposals of businesses, intangibles and property, plant and equipment, net	(5,092)	(2,051)	(113)
(Gains) on sales of investments, net(1)	(35)	(95)	(104)
(Gains) losses on sales and impairments of current available-for-sale financial assets, net	(5)	32	(466)
(Income) from investments(1)	(328)	(223)	(569)
Other non-cash (income) expenses	383	106	372
Change in current assets and liabilities
(Increase) decrease in inventories	(1,631)	(986)	(2,313)
(Increase) decrease in trade and other receivables	(1,088)	(1,183)	(1,027)
(Increase) decrease in other current assets	167	(486)	572
Increase (decrease) in trade payables	719	1,158	279
Increase (decrease) in current provisions	1,414	(258)	(34)
Increase (decrease) in other current liabilities	4,417	2,858	2,053
Change in other assets and liabilities	200	(883)	41
Income taxes paid	(1,564)	(1,930)	(1,191)
Dividends received	337	337	378
Interest received	875	757	685

Net cash provided by (used in) operating activities—continuing and discontinued operations	8,624	7,328	5,659
Net cash provided by (used in) operating activities—continuing operations	9,281	9,822	5,003
Cash flows from investing activities
Additions to intangible assets and property, plant and equipment	(3,721)	(3,751)	(4,052)
Acquisitions, net of cash acquired	(5,407)	(7,370)	(2,055)
Purchases of investments(1)	(151)	(261)	(389)
Purchases of current available-for-sale financial assets	(16)	(148)	(1,489)
(Increase) decrease in receivables from financing activities	(2,445)	(907)	(469)
Proceeds from sales of investments, intangibles and property, plant and equipment(1)	803	1,041	914
Proceeds from disposals of businesses	10,481	(380)	(260)
Proceeds from sales of current available-for-sale financial assets	49	419	3,104

Net cash provided by (used in) investing activities—continuing and discontinued operations	(407)	(11,357)	(4,696)
Net cash provided by (used in) investing activities—continuing operations	(9,989)	(10,068)	(4,315)
Cash flows from financing activities
Proceeds from issuance of common stock	—	903	—
Purchase of common stock	(4,350)	(101)	(421)
Proceeds from re-issuance of treasury stock	248	66	313
Proceeds from issuance of long-term debt	5,728	766	6,701
Repayment of long-term debt (including current maturities of long-term debt)	(691)	(4,595)	(1,710)
Change in short-term debt	(4,635)	4,386	(1,762)
Interest paid	(829)	(1,169)	(596)
Dividends paid	(1,462)	(1,292)	(1,201)
Dividends paid to minority shareholders	(138)	(151)	(118)

Net cash provided by (used in) financing activities—continuing and discontinued operations	(6,129)	(1,187)	1,206
Net cash provided by (used in) financing activities—continuing operations	3,730	(5,792)	1,540
Effect of exchange rates on cash and cash equivalents	(99)	(58)	(76)
Net increase (decrease) in cash and cash equivalents	1,989	(5,274)	2,093
Cash and cash equivalents at beginning of period	4,940	10,214	8,121

Cash and cash equivalents at end of period	6,929	4,940	10,214
Less: Cash and cash equivalents of assets classified as held for disposal and discontinued operations at end of period	36	935	—

Cash and cash equivalents at end of period (Consolidated balance sheets)	6,893	4,005	10,214

(1)	Investments include equity instruments either classified as non-current available-for-sale financial assets or accounted for using the equity method.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

SIEMENS — Notes to Consolidated Financial Statements
CONSOLIDATED CHANGES IN EQUITY
For the fiscal years ended September 30, 2008, 2007 and 2006
(in millions of €)

		Additional
	Common	paid-in	Retained
	stock	capital	earnings

Balance at October 1, 2005	2,673	5,167	14,519

Income and expense recognized in equity	—	—	3,384
Dividends	—	—	(1,201)
Issuance of common stock and share-based payment	—	44	—
Purchase of common stock	—	—	—
Re-issuance of treasury stock	—	(36)	—
Other changes in equity	—	487	—

Balance at September 30, 2006	2,673	5,662	16,702

Balance at October 1, 2006	2,673	5,662	16,702

Income and expense recognized in equity	—	—	5,043
Dividends	—	—	(1,292)
Issuance of common stock and share-based payment	70	1,593	—
Purchase of common stock	—	—	—
Re-issuance of treasury stock	—	(7)	—
Other changes in equity	—	(1,168)	—

Balance at September 30, 2007	2,743	6,080	20,453

Balance at October 1, 2007	2,743	6,080	20,453

Income and expense recognized in equity	—	—	4,009
Dividends	—	—	(1,462)
Issuance of common stock and share-based payment	—	(1)	—
Purchase of common stock	—	—	—
Re-issuance of treasury stock	—	(67)	—
Other changes in equity	—	(15)	(11)

Balance at September 30, 2008	2,743	5,997	22,989

Other components of equity
	Available-				Total equity
Currency	for-sale	Derivative		Treasury	attributable
translation	financial	financial		shares	to shareholders	Minority	Total
differences	assets	instruments	Total	at cost	of Siemens AG	interest	equity

411	450	(89)	772	(1)	23,130	661	23,791

(320)	(354)	58	(616)	—	2,768	181	2,949
—	—	—	—	—	(1,201)	(144)	(1,345)
—	—	—	—	—	44	—	44
—	—	—	—	(421)	(421)	—	(421)
—	—	—	—	422	386	—	386
—	—	—	—	—	487	4	491

91	96	(31)	156	—	25,193	702	25,895

91	96	(31)	156	—	25,193	702	25,895

(566)	30	100	(436)	—	4,607	265	4,872
—	—	—	—	—	(1,292)	(146)	(1,438)
—	—	—	—	—	1,663	—	1,663
—	—	—	—	(101)	(101)	—	(101)
—	—	—	—	101	94	—	94
—	—	—	—	—	(1,168)	(190)	(1,358)

(475)	126	69	(280)	—	28,996	631	29,627

(475)	126	69	(280)	—	28,996	631	29,627

(314)	(122)	(237)	(673)	—	3,336	159	3,495
—	—	—	—	—	(1,462)	(127)	(1,589)
—	—	—	—	—	(1)	—	(1)
—	—	—	—	(4,350)	(4,350)	—	(4,350)
—	—	—	—	348	281	—	281
—	—	—	—	—	(26)	(57)	(83)

(789)	4	(168)	(953)	(4,002)	26,774	606	27,380

SIEMENS — Notes to Consolidated Financial Statements

SEGMENT INFORMATION (continuing operations)
As of and for the fiscal years ended September 30, 2008, 2007 and 2006
(in millions of €)

	New orders (unaudited)			External revenue			Intersegment revenue
	2008	2007	2006	2008	2007	2006	2008	2007	2006

Sectors
Industry	42,795	39,095	36,821	36,908	34,976	32,607	1,177	1,083	1,051
Energy	33,428	28,543	21,001	22,191	19,875	16,565	386	434	382
Healthcare	11,779	10,271	9,334	11,116	9,798	8,164	54	53	63

Total Sectors	88,002	77,909	67,156	70,215	64,649	57,336	1,617	1,570	1,496
Equity Investments	—	—	—	—	—	—	—	—	—
Cross-Sector Businesses
Siemens IT Solutions and Services	5,272	5,156	5,574	3,845	3,988	4,466	1,480	1,372	1,227
Siemens Financial Services (SFS)	756	721	645	675	653	581	81	67	64
Reconciliation to consolidated financial statements
Other Operations	2,478	2,830	4,068	2,072	2,516	3,427	398	368	517
Siemens Real Estate (SRE)	1,665	1,686	1,705	388	476	580	1,277	1,210	1,125
Corporate items and pensions	167	175	124	132	166	97	16	14	2
Eliminations, Corporate Treasury and other reconciling items	(4,845)	(4,561)	(4,328)	—	—	—	(4,869)	(4,601)	(4,431)

Siemens	93,495	83,916	74,944	77,327	72,448	66,487	—	—	—

(1)	Profit of the Sectors as well as of Equity Investments, Siemens IT Solutions and Services and Other Operations is earnings before financing interest, certain pension costs and income taxes, whereas certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes.

(2)	Assets of the Sectors as well as of Equity Investments, Siemens IT Solutions and Services and Other Operations is defined as Total assets less income tax assets, less non-interest bearing liabilities/provisions other than tax liabilities. Assets of SFS and SRE is Total assets.

(3)	Free cash flow represents net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment. Free cash flow of the Sectors, Equity Investments, Siemens IT Solutions and Services and Other Operations primarily exclude income tax, financing interest and certain pension related payments and proceeds. Free cash flow of SFS, a financial services business, and of SRE includes related financing interest payments and proceeds; income tax payments and proceeds of SFS and SRE are excluded.

(4)	Amortization, depreciation and impairments contains amortization and impairments of intangible assets other than goodwill and depreciation and impairments of property, plant and equipment. Siemens’ Goodwill impairment and impairment of non-current available-for-sale financial assets and investments accounted for under the equity method amount to €108, €158 and €89 for the fiscal years ended September 30, 2008, 2007 and 2006, respectively.

Due to rounding, numbers presented may not add up precisely to totals provided.

												Additions to
												intangible assets			Amortization,
												and property, plant			depreciation and
Total revenue			Profit(1)			Assets(2)			Free cash flow(3)			and equipment			impairments(4)
2008	2007	2006	2008	2007	2006	9/30/08	9/30/07	9/30/06	2008	2007	2006	2008	2007	2006	2008	2007	2006

38,085	36,059	33,658	3,861	3,521	2,618	12,000	11,836	8,916	3,757	3,342	2,031	1,248	1,051	1,141	1,139	920	844
22,577	20,309	16,947	1,434	1,818	1,084	1,670	3,367	3,697	2,940	2,513	758	681	426	480	345	341	337
11,170	9,851	8,227	1,225	1,323	988	13,257	8,234	4,975	1,195	1,380	893	541	444	314	640	438	284

71,832	66,219	58,832	6,520	6,662	4,690	26,927	23,437	17,588	7,892	7,235	3,682	2,470	1,921	1,935	2,124	1,699	1,465
—	—	—	95	(96)	234	5,587	5,009	1,069	148	84	90	—	—	—	—	—	—

5,325	5,360	5,693	144	252	(731)	241	253	18	156	18	(661)	158	204	284	224	282	292
756	720	645	286	329	306	11,328	8,912	10,543	(50)	108	71	564	558	498	285	277	241

2,470	2,884	3,944	(367)	(232)	(346)	(1,545)	(704)	(513)	(178)	(293)	(293)	99	166	197	191	118	121
1,665	1,686	1,705	356	228	115	3,489	3,091	3,221	(42)	(35)	(45)	259	196	270	161	161	191
148	180	99	(3,853)	(1,684)	(507)	(6,401)	(2,682)	(4,692)	(1,810)	(1,795)	(1,024)	41	88	82	97	151	61
(4,869)	(4,601)	(4,431)	(307)	(358)	(343)	54,837	54,239	60,294	(377)	1,433	—	(49)	(66)	(83)	(67)	(63)	(57)

77,327	72,448	66,487	2,874	5,101	3,418	94,463	91,555	87,528	5,739	6,755	1,820	3,542	3,067	3,183	3,015	2,625	2,314

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

1.	Basis of presentation

The accompanying Consolidated Financial Statements present the operations of Siemens AG and its subsidiaries (the Company or Siemens). They are prepared in accordance with International Financial Reporting Standards and its interpretations effective as of September 30, 2008 as issued by the International Accounting Standards Board (IASB). Certain pronouncements have been early adopted, as described in Note 2.

The Consolidated Financial Statements include all information required by the IFRS as endorsed by the European Union.

Siemens prepares and reports its Consolidated Financial Statements in euros (€). Siemens is a German based multinational corporation with a balanced business portfolio of activities predominantly in the field of electronics and electrical engineering (for further information see Note 37).

The Consolidated Financial Statements were authorised for issue by the Managing Board on November 21, 2008.

Financial statement presentation

In fiscal 2008, Siemens rearranged its organization and, as a result, removed its previous component model reporting. For further information see Note 37.

2.	Summary of significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these Consolidated Financial Statements.

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

Business combinations—All business combinations are accounted for under the purchase method. The cost of an acquisition is measured at the fair value of the assets given and liabilities incurred or assumed at the date of exchange plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities assumed in a business combination (including contingent liabilities) are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Company’s share of the identifiable net assets acquired is recorded as goodwill.

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

The exchange rates of the significant currencies of non-euro countries used in the preparation of the Consolidated Financial Statements were as follows:

		Year-end
		exchange rate		Annual average rate
		1 € quoted		1 € quoted
		into currencies		into currencies
		specified below		specified below
		September 30,		Fiscal year
Currency	ISO Code	2008	2007	2008	2007	2006

U.S. Dollar	USD	1.430	1.418	1.507	1.333	1.230
British Pound	GBP	0.790	0.697	0.763	0.676	0.685

Revenue recognition—Revenue is recognized for product sales when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the risks and rewards of ownership have been transferred to the customer, the amount of revenue can be measured reliably, and collection of the related receivable is reasonably assured. If product sales are subject to customer acceptance, revenue is not recognized until customer acceptance occurs. Revenues from construction-type projects are generally recognized under the percentage-of-completion method, based on the percentage of costs to date compared to the total estimated contract costs, contractual milestones or performance. Revenues from service transactions are recognized as services are performed. For long-term service contracts, revenues are recognized on a straight-line basis over the term of the contract or, if the performance pattern is other than straight-line, as the services are provided. Revenue from software arrangements is recognized at the time persuasive evidence of an arrangement exists, delivery has occurred, the amount of revenue can be measured reliably and collectibility is probable. Revenue from maintenance, unspecified upgrades or enhancements and technical support is allocated using the residual value method and is recognized over the period such items are delivered. If an arrangement to deliver software requires significant production, modification, or customization of software, the entire arrangement is accounted for under the percentage-of-completion method. Operating lease income for equipment rentals is recognized on a straight-line basis over the lease term. Interest is recognized using the effective interest method. Dividends are recognized when the right to receive payment is established. Royalties are recognized on an accrual basis in accordance with the substance of the relevant agreement.

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

Product-related expenses and losses from onerous contracts—Provisions for estimated costs related to product warranties are recorded in Cost of goods sold and services rendered at the time the related sale is recognized, and are established on an individual basis, except for the standard product business. The estimates reflect historic trends of warranty costs, as well as information regarding product failure experienced during construction, installation or testing of products. In the case of new products, expert opinions and industry data are also taken into consideration in estimating product warranty provisions. Expected losses from onerous contracts are recognized in the period when the current estimate of total contract costs exceeds contract revenue.

Research and development costs—Costs of research activities undertaken with the prospect of gaining new scientific or technical knowledge and understanding are expensed as incurred.

Costs for development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, are capitalized if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable and Siemens intends, and has sufficient resources, to complete development and to use or sell the asset. The costs capitalized include the cost of materials, direct labour and directly attributable general overhead expenditure that serves to prepare the asset for use. Such capitalized costs are included in Other intangible assets as other internally generated intangible assets (see Note 17). Other development costs are expensed as incurred. Capitalized development costs are stated at cost less accumulated amortization and impairment losses with an amortization period of generally three to five years.

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

The goodwill impairment test is performed at the level of cash-generating unit or groups of cash-generating units which represent the lowest level at which goodwill is monitored for internal management purposes.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the (groups) of cash-generating unit(s) that are expected to benefit from the synergies of the business combination. If the carrying amount of the division, to which the goodwill is allocated, exceeds its recoverable amount goodwill allocated to this division is reduced accordingly. The recoverable amount is the higher of the division’s fair value less costs to sell and its value in use. Siemens generally determines the recoverable amount of a division based on its fair value less costs to sell. These values are generally determined based on discounted cash flow calculations. Impairment losses on goodwill are not reversed in future periods if the recoverable amount exceeds the carrying amount of the (group of) cash-generating unit(s) to which the goodwill is allocated (see Note 16 for further information).

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

Other intangible assets—Other intangible assets consist of software and other internally generated intangible assets, patents, licenses and similar rights. The Company amortizes intangible assets with finite useful lives on a straight-line basis over their respective estimated useful lives to their estimated residual values. Estimated useful lives for software, patents, licenses and other similar rights generally range from three to five years, except for intangible assets with finite useful lives acquired in business combinations. Intangible assets acquired in business combinations primarily consist of customer relationships and technology. Weighted average useful lives in specific acquisitions ranged from nine to twenty-two years for customer relationships and from seven to twelve years for technology. Intangible assets which are determined to have indefinite useful lives as well as intangible assets not yet available for use are not amortized, but instead tested for impairment at least annually (see Note 17 for further information).

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

Restructuring charges—are recognized in the period incurred and when the amount is reasonably estimable. Termination benefits are recognised as a liability and an expense when the entity is demonstrably committed, through a formal termination plan, to either provide termination benefits as a result of an offer made in order to encourage voluntary redundancy or terminate employment before the normal retirement date.

Financial instruments—A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. Financial assets of the Company mainly include cash and cash equivalents, available-for-sale financial assets, trade receivables, loans receivable, finance lease receivables and derivative financial instruments with a positive fair value. Cash and cash equivalents are not included within the category available-for-sale financial assets as these financial instruments are not subject to value fluctuation within the company. Siemens does not make use of the category held to maturity. Financial liabilities of the Company mainly comprise notes and bonds, loans from banks, commercial paper, trade payables, finance lease payables and derivative financial instruments with a negative fair value. Siemens does not make use of the option to designate financial assets or financial liabilities at fair value through profit or loss at inception (Fair Value Option). Based on their nature, financial instruments are classified as financial assets and financial liabilities measured at cost or amortized cost and financial assets and financial liabilities measured at fair value. See Notes 31 and 32 for further information.

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

Initially, financial instruments are recognized at their fair value. Transaction costs directly attributable to the acquisition or issue of financial instruments are only recognized in determining the carrying amount, if the financial instruments are not measured at fair value through profit or loss. Finance lease receivables are recognized at an amount equal to the net investment in the lease. Subsequently, financial assets and liabilities are measured according to the category—cash and cash equivalents, available-for-sale financial assets, loans and receivables, financial liabilities measured at amortized cost or financial assets and liabilities classified as held for trading—to which they are assigned.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

Cash and cash equivalents—The Company considers all highly liquid investments with less than three months maturity from the date of acquisition to be cash equivalents. Cash and cash equivalents are measured at cost.

Available-for-sale financial assets— Investments in equity instruments, debt instruments and fund shares are all classified as available-for-sale financial assets. They are accounted for at fair value if reliably measurable, with unrealized gains and losses included in Other components of equity, net of applicable deferred income taxes. Equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are recorded at cost.

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

Loans and receivables—Financial assets classified as loans and receivables are measured at amortized cost using the effective interest method less any impairment losses. Impairment losses on trade and other receivables are recognized using separate allowance accounts. See Note 3 for further information regarding the determination of impairment. Loans and receivables bearing no or lower interest rates compared to market rates with a maturity of more than one year are being discounted.

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

Cash flow hedges—The effective portion of changes in the fair value of derivative instruments designated as cash flow hedges are recognized in Other components of equity, net of applicable deferred income taxes, and any ineffective portion is recognized immediately in net income. Amounts accumulated in equity are reclassified into net income in the same periods in which the hedged item affects net income (see Note 32 for further information).

Share-based payment—As permitted under IFRS 1, First-time Adoption of International Financial Reporting Standards, IFRS 2, Share-based Payment, has not been retrospectively applied to all share-based payment awards. This exemption has been applied for all equity awards which were granted prior to November 7, 2002, as well as those equity awards granted prior to October 1, 2003, which vested before January 1, 2005. IFRS 2 distinguishes between cash-settled and equity-settled share-based payment transactions. For both types, the fair value is measured

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

at grant date and the compensation expense is allocated over the period during which the employees become unconditionally entitled to the awards. Cash-settled awards are remeasured at fair value on each reporting date until the award is settled. Siemens uses an option pricing model to determine the fair value of its share-based payment plans. See Note 34 for further information on share-based payment transactions.

Prior year information—The presentation of certain prior year information has been reclassified to conform to the current year presentation.

Recently adopted accounting pronouncements

In August 2005, the International Accounting Standards Board (IASB) issued IFRS 7, Financial Instruments: Disclosures. This standard requires extensive disclosures about the significance of financial instruments for an entity’s financial position and results of operations, and qualitative and quantitative disclosures on the nature and extent of risks arising from financial instruments. The standard is effective for fiscal periods beginning on or after January 1, 2007. Siemens decided to early adopt IFRS 7 in its 2006 financial statements. IFRS 7 was also considered in determining the presentation of items on the face of the Consolidated Balance Sheets and the Consolidated Statements of Income.

In November 2006, the IASB issued IFRS 8, Operating Segments, which replaces IAS 14, Segment Reporting. IFRS 8 requires an entity to report financial and descriptive information about its reportable segments. Reportable operating segments are components of an entity or aggregations of operating segments that meet specified criteria and for which separate financial information is available that is evaluated regularly by the entity’s chief operating decision maker in allocating resources and in assessing performance. Generally, financial information is required to be reported on the same basis as is used internally for evaluating operating segment performance and deciding how to allocate resources to operating segments. IFRS 8 is effective for fiscal periods beginning on or after January 1, 2009. However, Siemens decided to early adopt IFRS 8 in the first quarter of fiscal 2007.

In November 2006, International Financial Reporting Interpretation Committee (IFRIC) 12 Service Concession Arrangements was issued, which provides guidance to private sector entities on certain recognition and measurement issues that arise in accounting for public-to-private service concession arrangements. In the past, Siemens interpreted existing standards in accordance with IFRIC 12. Accordingly, IFRIC 12 did not have a material impact on the Company’s Consolidated Financial Statements.

Recent accounting pronouncements, not yet adopted

The following pronouncements have been issued by the IASB. These standards are not yet endorsed by the EU and have not yet been adopted by the Company. The Company is still evaluating the potential effects of these pronouncements on its Consolidated Financial Statements and will determine an adoption date.

In September 2007, the International Accounting Standards Board (IASB) issued IAS 1, Presentation of Financial Statements: A Revised Presentation (IAS 1 revised). IAS 1 revised replaces IAS 1, Presentation of Financial Statements (revised in 2003), as amended in 2005. The revision is aimed at improving users’ ability to analyze and compare the information given in financial statements. IAS 1 revised sets overall requirements for the presentation of financial statements, guidelines for their structure and minimum requirements for their content. The new standard is effective for fiscal periods beginning on or after January 1, 2009, early adoption being permitted.

In January 2008, the IASB published the amended standards IFRS 3, Business Combinations (IFRS 3 (2008)) and IAS 27, Consolidated and Separate Financial Statements (IAS 27 (2008)).

IFRS 3 (2008) reconsiders the application of acquisition accounting for business combinations. Major changes relate to the measurement of non-controlling interests, the accounting for business combinations achieved in stages as well as the treatment of contingent consideration and acquisition-related costs. Based on the new regulation, non-

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

controlling interests may be measured at their fair value (full-goodwill-methodology) or at the proportional fair value of assets acquired and liabilities assumed. In business combinations achieved in stages, any previously held equity interest in the acquiree is remeasured to its acquisition date fair value. Any changes to contingent consideration classified as a liability at the acquisition date are recognized in profit and loss. Acquisition-related costs are expensed in the period incurred.

Major changes in relation to IAS 27 (2008) relate to the accounting for transactions which do not result in a change of control as well as to those leading to a loss of control. If there is no loss of control, transactions with non-controlling interests are accounted for as equity transactions not affecting profit and loss. At the date control is lost, any retained equity interests are remeasured to fair value. Based on the amended standard, non-controlling interests may show a deficit balance since both profits and losses are allocated to the shareholders based on their equity interests.

The amended standards are effective for business combinations in annual periods beginning on or after July 1, 2009.

In January 2008, the IASB issued an amendment to IFRS 2, Share-based Payment, Vesting Conditions and Cancellations. The amendment clarifies that vesting conditions are service conditions and performance conditions only. Other features of a share-based payment are not vesting conditions. It also specifies that all cancellations, whether by the entity or by other parties, should receive the same accounting treatment. The amended IFRS 2 is effective for annual periods beginning on or after January 1, 2009.

3. Management estimates and judgments

Siemens’ consolidated financial statements are prepared in accordance with IFRS. Siemens’ significant accounting policies, as described in Note 2 are essential to understanding the Company’s results of operations, financial positions and cash flows. Certain of these accounting policies require critical accounting estimates that involve complex and subjective judgments and the use of assumptions, some of which may be for matters that are inherently uncertain and susceptible to change. Such critical accounting estimates could change from period to period and have a material impact on the Company’s results of operations, financial positions and cash flows. Critical accounting estimates could also involve estimates where management reasonably could have used a different estimate in the current accounting period. Management cautions that future events often vary from forecasts and that estimates routinely require adjustment.

Revenue Recognition on Construction Contracts—The Company’s Sectors, particularly Energy and Industry, conduct a significant portion of their business under construction contracts with customers. The Company generally accounts for construction projects using the percentage-of-completion method, recognizing revenue as performance on a contract progresses. This method places considerable importance on accurate estimates of the extent of progress towards completion. Depending on the methodology to determine contract progress, the significant estimates include total contract costs, remaining costs to completion, total contract revenues, contract risks and other judgments. Management of the operating Divisions continually review all estimates involved in such construction contracts and adjusts them as necessary. The Company also uses the percentage-of-completion method for projects financed directly or indirectly by Siemens. In order to qualify for such accounting, the credit quality of the customer must meet certain minimum parameters as evidenced by the customer’s credit rating or by a credit analysis performed by Siemens Financial Services (SFS), which performs such reviews on behalf of the Company’s Managing Board. At a minimum, a customer’s credit rating must be single B from external rating agencies, or an equivalent SFS-determined rating. In cases where the credit quality does not meet such standards, the Company recognizes revenue for construction contracts and financed projects based on the lower of cash if irrevocably received, or contract completion. The Company believes the credit factors used provide a reasonable basis for assessing credit quality.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

Trade and other Receivables—The allowance for doubtful accounts involves significant management judgment and review of individual receivables based on individual customer creditworthiness, current economic trends and analysis of historical bad debts on a portfolio basis. For the determination of the country-specific component of the individual allowance, we also consider country credit ratings, which are centrally determined based on information from external rating agencies. Regarding the determination of the valuation allowance derived from a portfolio-based analysis of historical bad debts, a decline of receivables in volume results in a corresponding reduction of such provisions and vice versa. As of September 30, 2008 and 2007, Siemens recorded a total valuation allowance for accounts receivable of €1,013 million and €895 million, respectively. Siemens also selectively assists customers through arranging financing from various third-party sources, including export credit agencies, in order to be awarded supply contracts. In addition, the Company provides direct vendor financing and grants guarantees to banks in support of loans to Siemens customers when necessary and deemed appropriate.

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

Employee Benefit Accounting—Obligations for pension and other post-employment benefits and related net periodic benefit costs are determined in accordance with actuarial valuations. These valuations rely on key assumptions including discount rates, expected return on plan assets, expected salary increases, mortality rates and health care trend rates. The discount rate assumptions reflect the rates available on high-quality fixed-income investments of appropriate duration at the balance sheet date. Expected returns on plan assets assumptions are determined on a uniform basis, considering long-term historical returns and asset allocations. Due to changing market and economic conditions the underlying key assumptions may differ from actual developments and may lead to significant changes in pension and other post-employment benefit obligations. Such differences are recognized in full directly in equity in the period in which they occur without affecting profit or loss. For a discussion of the current funding status and a sensitivity analysis with respect to the impact of certain critical assumptions on the net periodic benefit cost see Note 24.

Siemens has implemented and will continue to run restructuring projects, such as the SG&A program announced in fiscal year 2008. The program will result in a reduction of primarily administrative workforce. Costs in conjunction with terminating employees and other exit costs are subject to significant estimates and assumptions. See Note 5 for further information.

Provisions—Significant estimates are involved in the determination of provisions related to onerous contracts, warranty costs and legal proceedings. A significant portion of the business of certain operating divisions is performed pursuant to long-term contracts, often for large projects, in Germany and abroad, awarded on a competitive bidding basis. Siemens records a provision for onerous sales contracts when current estimates of total contract costs exceed expected contract revenue. Such estimates are subject to change based on new information as projects progress toward completion. Onerous sales contracts are identified by monitoring the progress of the project and updating the estimate of total contract costs which also requires significant judgment relating to

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

achieving certain performance standards, for example in the IT service business, the Mobility Division and the Energy Sector as well as estimates involving warranty costs.

Siemens is subject to legal and regulatory proceedings and government investigations in various jurisdictions. These proceedings are, amongst others, related to the area of competition law and to possible breaches of anticorruption legislation in Germany, the Foreign Corrupt Practices Act in the United States and similar legislation in other countries. Such proceedings may result in criminal or civil sanctions, penalties or disgorgements against the Company. If it is more likely than not that an obligation of the Company exists and will result in an outflow of resources, a provision is recorded if the amount of the obligation can be reliably estimated. Regulatory and legal proceedings as well as government investigations often involve complex legal issues and are subject to substantial uncertainties. Accordingly, management exercises considerable judgment in determining whether it is more likely than not that such a proceeding will result in an outflow of resources and whether the amount of the obligation can be reliably estimated. The Company periodically reviews the status of these proceedings with both inside and outside counsel. These judgments are subject to change as new information becomes available. The required amount of a provision may change in the future due to new developments in the particular matter. Revisions to estimates may significantly affect results of future operations. Upon resolution of any legal or regulatory proceeding or government investigation, Siemens may incur charges in excess of the recorded provisions for such matters. It can not be excluded that the financial condition or results of operations of Siemens will be materially affected by an unfavorable outcome of legal or regulatory proceedings or government investigations. See Note 30 for further information.

4. Acquisitions, dispositions and discontinued operations

a) Acquisitions

During the years ended September 30, 2008, 2007 and 2006, the Company completed a number of acquisitions. These acquisitions have been accounted for under the purchase method and have been included in the Company’s Consolidated Financial Statements since the date of acquisition.

aa) Acquisitions in fiscal 2008

At the beginning of November 2007, Siemens completed the acquisition of Dade Behring Holdings, Inc. (Dade Behring), USA, a leading manufacturer and distributor of diagnostic products and services to clinical laboratories. Dade Behring, which was consolidated as of November 2007 will be integrated into Sector Healthcare’s Diagnostics division and complements the acquisitions of Diagnostic Products Corporation and Bayer Diagnostics. The aggregate consideration, including the assumption of debt, amounts to approximately €4.9 billion (including €69 cash acquired). The company has not yet finalized the purchase price allocation. Based on the preliminary purchase price allocation, approximately €1,171 was allocated to intangible assets subject to amortization and approximately €3,349 was recorded as goodwill. Of the €1,171 intangible assets, €955 was allocated to customer relationships, €116 to trademarks and €74 to patented and unpatented technology.

In fiscal 2008, Siemens completed the acquisitions of a number of entities which are not significant individually including BJC, Spain, a supplier of switches and socket-outlets at Sector Industry, Building Technologies Division; Innotec, a leading software provider for lifecycle management solutions at Sector Industry’s Industry Automation division; and the rolling mill technology specialist Morgan Construction Co., USA, at Sector Industry, Industry Solutions Division. The combined preliminary purchase price of these acquisitions amounts to €302.

ab) Acquisitions in fiscal 2007

On January 2, 2007, Siemens completed the acquisition of the diagnostic division of Bayer Aktiengesellschaft (Bayer). The acquisition, which was consolidated as of January 2007, was integrated into Sector Healthcare’s

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

Diagnostics division. The purchase price, payable in cash, amounts to €4.4 billion (including €185 cash acquired). Based on the final purchase price allocation, €753 was allocated to intangible assets subject to amortization and €2,735 to goodwill. Of the €753 intangible assets, €573 relate to customer relationships with a weighted average useful life of 14 years and €139 to trademarks and tradenames with a weighted average useful life of 10 years.

On May 4, 2007, Siemens completed the acquisition of U.S.-based UGS Corp. (UGS), one of the leading providers of product lifecycle management (PLM) software and services for manufacturers. UGS was integrated into Sector Industry’s division Industry Automation and consolidated as of May 2007. The acquisition enables Siemens to provide an end-to-end software and hardware portfolio for manufacturers encompassing the complete lifecycle of products and production facilities. The acquisition costs including the assumption of debt, amount to €2.752 billion (including €75 cash acquired). Based on the final purchase price allocation, €1,094 was allocated to intangible assets subject to amortization and approximately €1,983 was recorded as goodwill. Of the €1,094 intangible assets, €294 relate to customer relationships with a weighted average useful life of 12 years and €718 to technology with a weighted average useful life of 7 years.

ac) Acquisitions in fiscal 2006

In the fourth quarter of fiscal 2006, Siemens completed the acquisition of all of the shares of the immunodiagnostics provider DPC. The acquisition, which is integrated into Sector Healthcare’s, Diagnostics division, enables Siemens to expand its existing healthcare solutions portfolio. Acquisition costs were payable in cash and amounted to €1,416 (including €94 cash acquired). DPC is consolidated as of August 2006. The purchase price allocation resulted in €267 intangible assets subject to amortization and €774 goodwill. Of the €267 intangible assets, €196 relate to customer relationships with a weighted average useful life of 11 years and €54 to trademarks and tradenames with a weighted average useful life of 10 years.

In fiscal 2006, the Company acquired a number of other entities, which are also not significant individually, including the coal gasification business of the Swiss Sustec-Group, Wheelabrator Air Pollution Control, Inc., USA, a supplier of air pollution control and reduction products and solutions for the coal-fired power and industrial markets, both Sector Energy, Fossil Power Generation division; Electrium Limited, UK, a vendor of electrical installation systems and Bewator, Sweden, a supplier of products and systems for access control solutions, both belonging to Sector Industry, Building Technology division. The combined purchase price of these acquisitions amounts to €416.

The Company made certain other acquisitions during the years ended September 30, 2008, 2007 and 2006, which did not have a significant effect on the Consolidated Financial Statements.

b) Dispositions and Discontinued Operations

Siemens VDO Automotive (SV)—discontinued operation

At the beginning of December 2007, Siemens sold its SV activities to Continental AG, Hanover, Germany for a sales price of approximately €11.4 billion. The transaction resulted in a preliminary gain, net of related costs of €5,522, which is included in discontinued operations. The historical results of SV are reported as discontinued operations in the Consolidated Statements of Income for all periods presented.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

The assets and liabilities of SV were presented as held for disposal on the balance sheet as of September 30, 2007 and measured at the lower of their carrying amount and fair value less costs to sell. The carrying amounts of the major classes of assets and liabilities of SV were as follows:

September 30,
2007

Trade and other receivables	1,917
Inventories	989
Goodwill	1,543
Property, plant and equipment	2,030
Deferred tax assets	1,334
Other assets*	1,291

Assets classified as held for disposal	9,104

Trade payables	1,402
Current provisions	245
Other current liabilities	596
Pension plans and similar commitments	359
Other liabilities	445

Liabilities associated with assets classified as held for disposal	3,047

*	As of September 30, 2007, this caption includes €185 of cash and cash equivalents.

The net results of SV reported in the Consolidated Statements of Income consist of the following components:

	Year ended September 30,
	2008	2007	2006

Revenue	1,842	10,324	10,017
Costs and expenses, including gain on disposal	3,553	(9,744)	(9,449)
Income from discontinued operations before income taxes	5,395	580	568

Income taxes	65	(1,130)	(158)

Income from discontinued operations, net of income taxes	5,460	(550)	410

As a result of taxable reorganizations in fiscal 2007, prior to the completion of the sale, no disposal gain related income taxes arose on the disposal of SV in December 2007.

Former operating segment Communications (Com)—discontinued operation

The historical results of the former operating segment Communications (Com), with the exception of certain business activities which became part of Other Operations are reported as discontinued operations in the Company’s Consolidated Statements of Income for all periods presented. The Com activities previously included the Mobile Devices (MD) business, which was sold in fiscal 2005, the carrier-related operations which were contributed to Nokia Siemens Networks B.V., The Netherlands (NSN) in April 2007 and Siemens Enterprise Communications (SEN) of which 51% were sold as of September 30, 2008.

In April 2007, Siemens contributed its carrier-related operations and Nokia Corporation (Nokia), Finland contributed its Networks Business Group into NSN, in exchange for shares in NSN. Siemens and Nokia each own an economic share of approximately 50% of NSN. The transaction resulted in a preliminary non-cash pre-tax gain of €1,627 which is included in discontinued operations.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

Siemens has the ability to exercise significant influence over operating and financial policies of NSN and beginning April 2007, reports its equity interest in NSN in Investments accounted for using the equity method and its share of income (loss) in NSN in Income (loss) from investments accounted for using the equity method, net (see Note 8).

At the end of September 2008, Siemens sold a 51% stake in SEN to The Gores Group, a U.S.-based financial and operational management firm. The Gores Group will contribute two businesses into Enterprise Networks Holdings B.V., The Netherlands (EN), which will complement the business of SEN. The transaction resulted in a preliminary loss of €1,015, which is included in discontinued operations. The historical results of SEN are reported as discontinued operations in the Consolidated Statements of Income for all periods presented.

Siemens has the ability to exercise significant influence over operating and financial policies of EN and beginning September 30, 2008 reports its equity interest in EN in Investments accounted for using the equity method (see Note 19).

The assets and liabilities of SEN (and also certain amounts relating to the carrier-related operations) are presented as held for disposal on the balance sheet as of September 30, 2007 and measured at the lower of their carrying amount and fair value less costs to sell. As of September 30, 2007 the carrying amounts of the major classes of assets and liabilities were as follows:

September 30,
2007

Cash and cash equivalents*	750
Trade and other receivables	572
Inventories	246
Goodwill	—
Property, plant and equipment	6
Other financial assets	265
Other assets	281

Assets classified as held for disposal	2,120

Trade payables	388
Current provisions	67
Pension plans and similar commitments	148
Payroll and social security taxes	101
Other liabilities	694

Liabilities associated with assets classified as held for disposal	1,398

*	As of September 30, 2007, this caption also includes a portion still related to the carrier-related operations.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

The net results of discontinued operations presented in the Consolidated Statements of Income reflecting the former Com activities consist of the following components:

	Year ended September 30,
	2008	2007	2006

Revenue	3,155	7,576	13,428
Costs and expenses	(3,592)	(8,086)	(13,294)
Loss on measurement to fair value less costs to sell	(88)	(567)	—
Gain (loss) related to the contribution of the carrier-related operations to NSN	(12)	1,627	—
Loss on disposal of the SEN business	(1,015)	—	—

Income (loss) from discontinued operations before income taxes	(1,552)	550	134

Income taxes corresponding to ordinary activities including the measurement to fair value less costs to sell	59	196	159
Income taxes corresponding to the gain (loss) related to the contribution of the carrier-related operations to NSN	7	(67)	—
Income taxes corresponding to the loss related to the contribution of the Siemens Enterprise Business to EN	53	—	—

Income (loss) from discontinued operations, net of income taxes	(1,433)	679	293

Discontinued operations in fiscal 2008, 2007 and 2006 include charges pursuant to the terms of the MD disposal transaction, including substantial effects stemming from the insolvency of BenQ Mobile GmbH & Co. OHG, Germany.

In fiscal 2008, the loss on disposal of the SEN business was substantially non tax deductible. The income tax benefit from ordinary activities for fiscal year 2007 is impacted by goodwill impairment and tax reserves. The carve-out of the Com business is mainly tax-free. In fiscal 2006, the tax benefit includes tax benefits generated on pre-tax losses in jurisdictions with higher statutory income tax rates that were only partially offset by income tax expense generated on pre-tax income in jurisdictions with lower statutory income tax rates.

Other Dispositions:

At the end of May 2008, the Company sold its Wireless Modules Business, which was part of the Sector Industry’s Division Industry Automation. The transaction resulted in a pre-tax gain of €131, net of related costs, which is included in Other operating income.

At the end of July 2008, the Sector Industry’s Division Osram completed the sale of its Global Tungsten & Powders unit. The transaction resulted in a pre-tax gain of €130, net of related costs, which is included in Other operating income.

At the beginning of October 2006, the Company sold Siemens Dispolok GmbH, Germany, which was part of the Sector Industry’s Mobility Division, to Mitsui Group. The transaction resulted in a pre-tax gain, net of related costs of €76, which is included in Other operating income.

In the fourth quarter of fiscal 2006, Siemens closed the divestiture of a significant portion of its Dematic business, previously reported in Other Operations, to Triton Managers II Limited based in Jersey. The disposal loss on the transaction amounted to a total of €32 and is reported in Other operating expense.

At the beginning of April 2006, the former operating segment Siemens Business Services (SBS) closed the sale of its Product Related Services (PRS) business to Fujitsu Siemens Computers (Holding) BV.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

At the end of September 2008, Siemens classified its investment in Fujitsu Siemens Computers (Holding) BV (FSC) reported up to that date in Investments accounted for using the equity method as assets classified as held for disposal (see Note 41 subsequent events).

The consolidated balance sheets as of September 30, 2008 and 2007 include assets of €809 and €308 and liabilities of €566 and €97, respectively, of liabilities classified as held for disposal relating to minor transactions not presented as discontinued operations.

5. Restructuring expense

Siemens has implemented and will continue to run various restructuring projects, such as the SG&A program initiated in fiscal 2008, aimed at reducing marketing, selling, general and administrative expense (SG&A) by approximately €1.2 billion by the year 2010. The reductions are mainly expected to be achieved by cutbacks in SG&A-related jobs, cutting expenses for IT infrastructure and consultants and bundling and streamlining the number of Siemens’ legally separate companies and regional entities. Restructuring costs under the SG&A program as well as related to the program incurred in fiscal 2008 primarily consist of termination benefits of €1,081 in conjunction with an offer made to employees in the form of severance payments, partial and early retirement costs and costs for transfer companies (e.g. the German “Betriebsorganisatorische eigenständige Einheit” (BeE)), among other employee related costs. Restructuring costs also comprises termination related costs. In fiscal 2008, Restructuring costs for the SG&A project are recorded in Income (loss) from continuing operations before income taxes. As of September 30, 2008, Other current liabilities include the majority of SG&A project-related costs. SG&A project-related termination benefits, incurred in fiscal 2008, are reported in Corporate items and pensions.

6. Other operating income

	Year ended September 30,
	2008	2007	2006

Gains on sales of property, plant and equipment and intangibles	314	289	208
Gains on disposals of businesses	447	196	54
Other	286	195	367

	1,047	680	629

Gains on disposals of businesses in fiscal 2008 include a €131 gain from the sale of the Wireless Modules Business and a €130 gain from the disposal of the Global Tungsten & Powders unit, both at the Industry Sector. Fiscal 2007, includes a gain on the sale of Siemens Dispolok GmbH (see Note 4 for further information).

Other in fiscal 2006 includes a gain of €70 related to the settlement of an arbitration proceeding.

7. Other operating expense

	Year ended September 30,
	2008	2007	2006

Losses on disposals of businesses	(112)	(48)	(109)
Impairment of goodwill (see Note 16)	(78)	(60)	—
Losses on sales of property, plant and equipment and intangibles	(49)	(86)	(40)
Other	(1,989)	(859)	(111)

	(2,228)	(1,053)	(260)

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

Other in fiscal 2008, comprises approximately €1 billion in estimated fines (see Note 25) in connection with ongoing settlement negotiations of legal matters with authorities in Germany and the U.S. and €430 in fees for outside advisors engaged in connection with investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities (see Note 30). Other in fiscal 2008 also includes €390 in connection with a not-for-profit foundation set up by Siemens in fiscal 2008. The foundation is aimed at sponsoring science and research, art, educational, cultural, charitable, environmental and other social responsibility-related purposes. Siemens contributed €390 in cash to the foundation in fiscal 2008. Of the €390, €300 is to remain in the foundation and €90 shall be used to serve the foundations’ purposes.

Other in fiscal 2007, primarily includes expenses related to legal and regulatory matters. Included are €(440) related to a fine imposed by the European Commission in connection with an antitrust investigation involving suppliers of high-voltage gas-isolated switching systems in the power transmission and distribution industry between 1988 and 2004 (see Note 30). The fine is not deductible for income tax purposes. In addition, Other in fiscal 2007 includes €(152) for outside advisors engaged by the Company in connection with investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities (see Note 30). Other in fiscal 2007 also includes €(81) primarily to fund job placement companies for former Siemens employees affected by the bankruptcy of BenQ Mobile GmbH & Co. OHG.

8. Income (loss) from investments accounted for using the equity method, net

	Year ended September 30,
	2008	2007	2006

Share of profit, net	259	75	416
Gains (losses) on sales, net	1	35	(7)
Impairment	—	(2)	(5)

	260	108	404

Share of profit, net in fiscal 2008 and 2007, respectively, includes €(119) and €(429) from NSN (see also Note 4). For further information on the Company’s principal investments accounted for under the equity method see Note 19.

9. Financial income (expense), net

	Year ended September 30,
	2008	2007	2006

Income from pension plans and similar commitments, net	136	196	225
Income from available-for-sale financial assets, net	89	58	152
Interest income (expense), net	60	(139)	160
Other financial income (expense), net	(163)	(123)	(283)

	122	(8)	254

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

The components of Income from pension plans and similar commitments, net were as follows:

	Year ended September 30,
	2008	2007	2006

Expected return on plan assets	1,510	1,457	1,373
Interest cost	(1,374)	(1,261)	(1,148)

Income from pension plans and similar commitments, net	136	196	225

Service cost for pension plans and similar commitments are allocated among functional costs (Cost of goods sold and services rendered, Research and development expenses, Marketing, selling and general administrative expenses).

The components of Income from available-for-sale financial assets, net were as follows:

	Year ended September 30,
	2008	2007	2006

Dividends received	70	102	82
Gains on sales, net	45	30	171
Impairment	(36)	(94)	(95)
Other	10	20	(6)

Income from available-for-sale financial assets, net	89	58	152

In fiscal 2006, Gains on sales, net includes gains of €15 and €33, respectively, on the sales of the Company’s remaining interests in Epcos AG (Epcos) and Infineon Technologies AG (Infineon) and a pre-tax gain of €84 related to the sale of the Company’s interest in SMS Demag AG.

The total amounts of interest income and expense were as follows:

	Year ended September 30,
	2008	2007	2006

Interest income	894	758	685
Interest expense	(834)	(897)	(525)

Interest income (expense), net	60	(139)	160

Thereof: Interest income (expense) of operations, net	60	(42)	(61)
Thereof: Other interest income (expense), net	—	(97)	221

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

Other financial income (expense), net mainly includes the interest component from measuring provisions amounting to €(81), €31, and €28 in fiscal 2008, 2007 and 2006, respectively. In fiscal 2006, €(143) related to the valuation of the conversion right of the convertible notes (see also Note 23).

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

10. Income taxes

Income (loss) from continuing operations before income taxes is attributable to the following geographic regions:

	Year ended September 30,
	2008	2007	2006

Germany	(449)	1,556	1,282
Foreign	3,323	3,545	2,136

	2,874	5,101	3,418

Income tax expense (benefit) consists of the following:

	Year ended September 30,
	2008	2007	2006

German corporation and trade taxes	124	450	306
Foreign income taxes	1,001	760	599

	1,125	1,210	905

Deferred tax:
Germany	(212)	(156)	(133)
Foreign	102	138	4

	(110)	(18)	(129)

Income tax expense	1,015	1,192	776

The current income tax expense in fiscal 2008, 2007 and 2006 includes adjustments recognized for current tax of prior periods in the amount of €(58), €(44) and €151, respectively.

Of the deferred tax benefit in fiscal 2008, 2007 and 2006, €(52), €(72) and €(136), respectively, relate to the origination and reversal of temporary differences.

In Germany, the calculation of current tax is based on a corporate tax rate of 15% (in fiscal 2007 and 2006: 25%) and thereon a solidarity surcharge of 5.5% for all distributed and retained earnings. In addition to corporate taxation, trade tax is levied on profits earned in Germany. As an effect of the German Corporation Tax Reform 2008, trade tax is a non deductible expense since 2008 resulting in an average trade tax rate of 15% and a combined total tax rate of 31%. Deferred tax assets and liabilities are measured at tax rates that are expected to apply to the period when the asset is realised or the liability is settled. As the German Corporation Tax Reform 2008 has already been enacted in 2007, deferred tax assets and liabilities have been measured with the combined total tax rate of 31% in fiscal 2007 (in fiscal 2006: 39%).

For foreign subsidiaries, current taxes are calculated based on the regulation of the national tax law and using the tax rates applicable in the individual foreign countries. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

Income tax expense differs from the amounts computed by applying statutory German income tax rates (31% for fiscal year ended September 30, 2008 and 39% for fiscal years ended September 30, 2007 and 2006) as follows:

	Year ended September 30,
	2008	2007	2006

Expected income tax expense	891	1,989	1,333
Increase (decrease) in income taxes resulting from:
Non-deductible losses and expenses	533	545	217
Goodwill	1	(34)	(21)
Tax-free income	(259)	(552)	(475)
Taxes for prior years	(31)	(572)	(112)
Change in judgment of realizability of deferred tax assets	34	(147)	123
Change in tax rate effect	6	323	4
Foreign tax rate differential	(86)	(310)	(120)
Tax effect of investments accounted for using the equity method	(79)	(40)	(160)
Other, net	5	(10)	(13)

Actual income tax expense	1,015	1,192	776

In fiscal 2008, the tax effect of non-deductible losses and expenses were impacted by estimated fines in connection with ongoing settlement negotiations of legal matters with authorities in the U.S.; in fiscal 2007 mainly by antitrust fines.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

Deferred income tax assets and liabilities on a gross basis are summarized as follows:

	As of September 30,
	2008	2007

Assets:
Financial assets	50	58
Other intangible assets	40	48
Property, plant and equipment	455	431
Inventories	425	550
Receivables	694	965
Pension plans and similar commitments	1,431	1,422
Provisions	1,611	1,588
Liabilities	1,548	860
Tax loss and credit carryforward	2,500	1,936
Other	331	264

Deferred tax assets	9,085	8,122

Liabilities:
Other intangible assets	743	667
Property, plant and equipment	752	678
Inventories	1,687	1,606
Receivables	1,307	908
Provisions	983	872
Liabilities	875	888
Other	455	489

Deferred tax liabilities	6,802	6,108

Total deferred tax assets, net	2,283	2,014

In assessing the realizability of deferred tax assets, management considers to which extent it is probable that the deferred tax asset will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable profits during the periods in which those temporary differences and tax loss carryforwards become deductible. Management considers the expected reversal of deferred tax liabilities and projected future taxable income in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is probable the Company will realize the benefits of these deductible differences.

In jurisdictions that incurred significant losses in fiscal 2008, a net deferred tax asset of €1,481 is recognized. The losses are mainly caused by one-time expenses due to the transformation programs, e.g. restructuring expense (see Note 5).

As of September 30, 2008, the Company had €8,571 of gross tax loss carryforwards. The Company assumes that the future operations will generate sufficient taxable income to realize the deferred tax assets.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

Deferred tax assets have not been recognized in respect of the following items (gross amounts):

	As of
	September 30,
	2008	2007

Deductible temporary differences	260	182
Tax loss carryforward	602	565

	862	747

As of September 30, 2008 and 2007, respectively, €190 and €203 of the unrecognized tax loss carryforwards expire over the periods to 2024.

The Company provides for income taxes or foreign withholding taxes on the cumulative earnings of subsidiaries when it is determined that such earnings either will be subject to taxes or are intended to be repatriated. In fiscal year 2008, income taxes on cumulative earnings of subsidiaries of €12,110 have not been provided for, because such earnings will either not be subject to any such taxes or are intended to be indefinitely reinvested in those operations. It is not practicable to estimate the amount of the unrecognized deferred tax liabilities for these undistributed earnings.

Including the items charged or credited directly to equity and the expense (benefit) from continuing and discontinued operations, the income tax expense (benefit) consists of the following:

	Year ended September 30,
	2008	2007	2006

Continuing operations	1,015	1,192	776
Discontinued operations	(184)	1,001	(1)
Income and expense recognized directly in equity	(120)	326	(294)
Other changes in equity*	—	(499)	316

	711	2,020	797

*	Tax effect of reclassification on conversion right (see Notes 23 and 27 for further information).

11.	Available-for-sale financial assets

The following tables summarize the current portion of the Company’s investment in available-for-sale financial assets:

	September 30, 2008
			Unrealized
	Cost	Fair Value	Gain	Loss

Equity instruments	32	26	—	(6)
Debt instruments	84	85	1	—
Fund shares	40	41	1	—

	156	152	2	(6)

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

	September 30, 2007
		Fair	Unrealized
	Cost	Value	Gain	Loss

Equity instruments	44	65	21	—
Debt instruments	94	94	—	—
Fund shares	34	34	—	—

	172	193	21	—

Proceeds from sales of available-for-sale financial assets traded in an active market for the years ended September 30, 2008, 2007 and 2006 were €49, €419 and €2,701, respectively. Gross realized gains on sales of such available-for-sale financial assets for continuing and discontinued operations for the years ended September 30, 2008, 2007 and 2006 were €13, €10 and €409, respectively. Gross realized losses on sales of such available-for-sale financial assets for continuing and discontinued operations for the years ended September 30, 2008, 2007 and 2006 were €1, €31 and €7, respectively.

In fiscal 2006, the Company sold various equity investments resulting in gains totaling €404, thereof €48 reported in Financial income, net and €356 reported in Income (loss) from discontinued operations, net of income taxes:

•	In April 2006, the Company completed the sale of its remaining interest in Infineon, representing 136.3 million shares, for net proceeds of €1,127. The transaction resulted in a gain of €33 (see also Note 9). In connection with the sale, €50 was reclassified from Other components of equity, net of income tax to net income. As a result of the transaction, the Company no longer owns any shares of Infineon.

•	In March 2006, the Company sold its remaining interest in Epcos, representing 8.2 million shares, for net proceeds of €90. The transaction resulted in a pre-tax gain of €15 (see also Note 9).

•	In November 2005, the Company’s former segment Com, sold its remaining interest in Juniper, representing 22.8 million shares, for net proceeds of €465. The transaction resulted in a pre-tax gain of €356, included in Income (loss) from discontinued operations, net of income taxes.

In fiscal 2006, the Company made total investments of €1,409 in debt instruments. Net proceeds from the sale of debt instruments in fiscal 2008, 2007 and 2006 totaled €—, €365 and €986, respectively.

Available-for-sale financial assets classified as non-current are included in Other financial assets (see Note 20).

12.	Trade and other receivables

	September 30,
	2008	2007

Trade receivables from the sale of goods and services	14,062	12,864
Receivables from finance leases	1,674	1,658
Receivables from joint ventures and associates and other companies*	49	98

	15,785	14,620

*	Other companies, in the context of the above line item, are those in which Siemens has an ownership interest of less than 20% and exercises no significant influence over their operating and financial policies.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

The valuation allowance on the Company’s current and long-term receivables (see Notes 12 and 20), which belong to the class of financial assets and liabilities measured at (amortised) cost, changed as follows:

	Year ended September 30,
	2008	2007	2006

Valuation allowance as of beginning of fiscal year	895	956	1,199
Increase in valuation allowances recorded in the income statement in the current period	271	116	167
Write-offs charged against the allowance	(154)	(130)	(263)
Recoveries of amounts previously written-off	18	24	40
Foreign exchange translation differences	(6)	(30)	(22)
Reclassification to Assets held for disposal	(11)	(41)	(165)

Valuation allowance as of fiscal year-end	1,013	895	956

Receivables from finance leases are presented in the balance sheet as follows:

	September 30,
	2008	2007

Receivables from finance leases, current	1,674	1,658
Receivables from finance leases, long-term portion	3,486	3,112

	5,160	4,770

Minimum future lease payments to be received are as follows:

September 30,
2008

2009	2,067
2010	1,482
2011	1,093
2012	627
2013	326
Thereafter	210

Minimum future lease payments to be received	5,805

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

The following table shows a reconciliation of minimum future lease payments to the gross and net investment in leases and to the present value of the minimum lease payments receivable:

	September 30,
	2008	2007

Minimum future lease payments	5,805	5,332
Plus: Unguaranteed residual values	190	190

Gross investment in leases	5,995	5,522

Less: Unearned finance income	(735)	(662)
Less: Allowance for doubtful accounts	(100)	(90)

Net investment in leases	5,160	4,770

Less: Present value of unguaranteed residual value	(151)	(157)

Present value of minimum lease payments receivable	5,009	4,613

The gross investment in leases and the present value of minimum lease payments receivable are due as follows:

	September 30,
	2008	2007

Gross investment in leases	5,995	5,522
Within 1 year	2,100	1,969
1 to 5 years	3,650	3,302
Thereafter	245	251
Present value of minimum lease payments receivable	5,009	4,613
Within 1 year	1,722	1,608
1 to 5 years	3,095	2,814
Thereafter	192	191

Investments in finance leases primarily relate to equipment for information technology and office machines, industrial machinery, medical equipment and transportation systems. Actual cash flows will vary from contractual maturities due to future sales of finance receivables, prepayments and write-offs.

See Note 4 for further information on Trade and other receivables reclassified to Assets classified as held for disposal.

13. Other current financial assets

	September 30,
	2008	2007

Derivative financial instruments	593	758
Loans receivable	701	491
Receivables from joint ventures and associates and related companies	100	229
Other	1,722	1,454

	3,116	2,932

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

14. Inventories

	September 30,
	2008	2007

Raw materials and supplies	2,593	2,201
Work in process	3,588	3,196
Costs and earnings in excess of billings on uncompleted contracts	7,537	7,099
Finished goods and products held for resale	2,835	2,558
Advances to suppliers	794	751

	17,347	15,805
Advance payments received	(2,838)	(2,875)

	14,509	12,930

Costs and earnings in excess of billings on uncompleted contracts relates to construction contracts with net asset balances where contract costs plus recognized profits less recognized losses exceed progress billings. Liabilities from contracts for which progress billings exceed costs and recognized profits less recognized losses are recognized in Other current liabilities.

The aggregate amount of costs incurred and recognized profits less recognized losses for construction contracts in progress as of September 30, 2008, 2007 and 2006 amounted to €52,814, €44,865 and €37,395, respectively. Advance payments received on construction contracts in progress were €8,902, €6,159 and €5,415 as of September 30, 2008, 2007 and 2006. Revenue from construction contracts amounted to €23,694, €20,465 and €19,209, respectively, for fiscal 2008, 2007 and 2006. Information concerning construction contracts does not include disposal groups.

See Note 4 for further information on Inventories reclassified to Assets held for disposal.

15.	Other current assets

	September 30,
	2008	2007

Other tax receivables	742	635
Prepaid expenses	322	345
Other	304	342

	1,368	1,322

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

16. Goodwill

Goodwill has changed as follows:

	Year ended
	September 30,
	2008	2007

Cost
Balance at beginning of year	13,589	10,818
Translation differences and other	(135)	(726)
Acquisitions and purchase accounting adjustments	3,737	5,096
Adjustments from the subsequent recognition of deferred tax assets	(3)	(34)
Dispositions and reclassifications to assets held for disposal	(630)	(1,565)

Balance at year-end	16,558	13,589

Accumulated impairment losses and other changes
Balance at beginning of year	1,088	1,129
Translation differences and other	(16)	(92)
Impairment losses recognized during the period	78	60
Dispositions and reclassifications to assets held for disposal	(596)	(9)

Balance at year-end	554	1,088

Net book value
Balance at beginning of year	12,501	9,689
Balance at year-end	16,004	12,501

				Dispositions and
	Net book	Translation	Acquisitions and	reclassifications		Net book
	value as of	differences	purchase accounting	to assets held for		value as of
	10/1/2007	and other	adjustments*	disposal	Impairments	9/30/2008

Sectors
Industry	4,739	(48)	233	(17)	—	4,907
Energy	2,210	(55)	85	—	—	2,240
Healthcare	5,197	7	3,413	—	—	8,617
Cross-Sector Businesses
Siemens IT Solutions and Services	129	(9)	3	—	—	123
Siemens Financial Services (SFS)	126	(15)	—	—	—	111
Other Operations	100	1	—	(17)	(78)	6

Siemens	12,501	(119)	3,734	(34)	(78)	16,004

*	Includes adjustments from the subsequent recognition of deferred tax assets.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

				Dispositions and
	Net book	Translation	Acquisitions and	reclassifications		Net book
	value as of	differences	purchase accounting	to assets held for		value as of
	10/1/2006	and other	adjustments*	disposal	Impairments	9/30/2007

Sectors
Industry	2,869	(169)	2,050	(11)	—	4,739
Energy	2,081	(64)	203	(10)	—	2,210
Healthcare	2,793	(396)	2,800	—	—	5,197
Cross-Sector Businesses
Siemens IT Solutions and Services	127	(1)	3	—	—	129
Siemens Financial Services (SFS)	130	(4)	—	—	—	126
Other Operations	159	1	—	—	(60)	100
Siemens VDO Automotive (SV)	1,530	(1)	6	(1,535)	—	—

Siemens	9,689	(634)	5,062	(1,556)	(60)	12,501

*	Includes adjustments from the subsequent recognition of deferred tax assets.

Commencing with the third quarter of fiscal 2008, the Company adjusted its reporting format to its rearranged organization. The previous twelve segments were consolidated and newly structured into six remaining reportable segments (for further information see Note 37). New cash generating units have been identified. The goodwill impairment test is primarily performed at the division level. Goodwill has been allocated based on expected synergies derived from the business combination in which the goodwill arose.

In fiscal 2008, acquisitions and purchase accounting adjustments relate primarily to Healthcare’s acquisition of Dade Behring (see Note 4). The purchase accounting adjustments in the Industry Sector amounting to €103 relate to the UGS transaction (see Note 4). Impairment of goodwill of €(70) relates to the buildings and infrastructure activities of VA Technologie AG, which was presented in Other Operations.

In fiscal 2007, SV goodwill of €(1,518) was reclassified to Assets classified as held for disposal (see Note 4). Acquisitions and purchase accounting adjustments related primarily to Healthcare’s acquisition of the diagnostics division of Bayer and Industry’s acquisition of UGS, as well as to a Energy Sector acquisition. For further information on acquisitions, dispositions and discontinued operations see Note 4. Impairment of goodwill in fiscal 2007 includes €(52) related to a cash-generating unit made up principally of regional payphone activities, which is part of Other Operations.

Siemens tests at least annually whether goodwill suffered any impairment, in accordance with the accounting policy stated in Note 2. Key assumptions on which management has based its determinations of the recoverable amount for the divisions’ carrying goodwill include growth rates up to 3% and 3.5% in fiscal 2008 and 2007, respectively and after-tax discount rates of 7.5% to 9% in fiscal 2008 and 7.5% to 10% in fiscal 2007. Where possible, reference to market prices is made.

The following divisions are allocated a significant amount of goodwill: a) Diagnostics within Sector Healthcare €6,131 (2007: €3,331) and b) Imaging & IT in Sector Healthcare €2,418 (2007: €1,856), as well as Industry Automation within Sector Industry €2,259 (2007: €2,169).

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

17. Other intangible assets

	Gross							Net
	carrying		Additions			Gross		book
	amount as		through			carrying		value	Amortization
	of	Translation	business			amount as of	Accumulated	as of	during fiscal
	10/1/2007	differences	combinations	Additions	Retirements*	9/30/2008	amortization	9/30/2008	year 2008**

Software and other internally generated intangible assets	2,362	(16)	33	420	(307)	2,492	(1,532)	960	(368)
Patents, licenses and similar rights	5,406	(70)	1,260	102	(174)	6,524	(2,071)	4,453	(528)

Other intangible assets	7,768	(86)	1,293	522	(481)	9,016	(3,603)	5,413	(896)

*	Includes Other intangible assets reclassified to Assets classified as held for disposal (see Note 4).

**	Includes Impairments of €(98).

	Gross							Net
	carrying		Additions			Gross		book	Amortization
	amount as		through			carrying		value	during
	of	Translation	business			amount as of	Accumulated	as of	fiscal year
	10/1/2006	differences	combinations	Additions	Retirements*	9/30/2007	amortization	9/30/2007	2007***

Software and other internally generated intangible assets	2,318	(111)	34	396	(275)	2,362	(1,468)	894	(429)**
Patents, licenses and similar rights	4,075	(209)	2,015	78	(553)	5,406	(1,681)	3,725	(450)

Other intangible assets	6,393	(320)	2,049	474	(828)	7,768	(3,149)	4,619	(879)

*	Includes Other intangible assets reclassified to Assets classified as held for disposal (see Note 4).

**	Includes €(106) impairment in connection with the Company’s regional sales organization in Germany.

***	Includes amortization expense of €(71) (fiscal 2006 €184) reported in Income (loss) from discontinued operations, net of income taxes.

Amortization expense on intangible assets is included in Cost of goods sold and services rendered, Research and development expenses or Marketing, selling and general administrative expenses, depending on the use of the asset.

As of September 30, 2008 and 2007, contractual commitments for purchases of other intangible assets amount to €37 and €74.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

18. Property, plant and equipment

	Gross		Additions				Gross		Net	Depreciation
	carrying		through				carrying		book	and
	amount		business				amount		value	impairment
	as of	Translation	combi-		Reclassi-		as of	Accumulated	as of	during fiscal
	10/1/07	differences	nations	Additions	fications	Retirements*	9/30/08	depreciation	9/30/08	year 2008**

Land and buildings	8,639	(13)	169	251	189	(1,007)	8,228	(3,877)	4,351	(334)
Technical machinery and equipment	7,885	(40)	165	519	294	(571)	8,252	(5,668)	2,584	(619)
Furniture and office equipment	6,740	(60)	88	791	126	(1,031)	6,654	(5,085)	1,569	(818)
Equipment leased to others	2,019	(38)	200	550	39	(140)	2,630	(1,055)	1,575	(347)
Advances to suppliers and construction in progress	894	(4)	27	937	(648)	(26)	1,180	(1)	1,179	(1)

Property, plant and equipment	26,177	(155)	649	3,048	—	(2,775)	26,944	(15,686)	11,258	(2,119)

*	Includes Property, plant and equipment reclassified to Assets classified as held for disposal (see Note 4).

**	Includes Impairments of €(213).

			Additions						Net	Depreciation
	Gross		through				Gross		book	and
	carrying		business				carrying		value	impairment
	amount	Translation	combi-		Reclassi-		amount	Accumulated	as of	during fiscal
	10/1/06	differences	nations	Additions	fications	Retirements*	9/30/07	depreciation	9/30/07	year 2007**

Land and buildings	9,800	(148)	239	341	177	(1,770)	8,639	(4,174)	4,465	(292)
Technical machinery and equipment	9,780	(231)	137	564	353	(2,718)	7,885	(5,501)	2,384	(709)
Furniture and office equipment	8,406	(141)	76	786	117	(2,504)	6,740	(5,196)	1,544	(873)
Equipment leased to others	1,614	(128)	160	548	23	(198)	2,019	(751)	1,268	(256)
Advances to suppliers and construction in progress	1,100	(24)	63	728	(670)	(303)	894	—	894	—

Property, plant and equipment	30,700	(672)	675	2,967	—	(7,493)	26,177	(15,622)	10,555	(2,130)

*	Includes Property, plant and equipment reclassified to Assets classified as held for disposal (see Note 4).

**	Includes €(313) (fiscal 2006: €(532)) depreciation and impairment expense reported in Income (loss) from discontinued operations, net of income taxes.

As of September 30, 2008 and 2007, contractual commitments for purchases of property, plant and equipment amount to €463 and €467, respectively.

     Investment property

Investment property consists of all property held to earn rentals or for capital appreciation or both and not used in production or for administrative purposes.

The carrying amount of investment property amounts to €151 and €209 compared to a fair value of €357 and €365 as of September 30, 2008 and 2007, respectively. The fair value is primarily based on a discounted cash flow approach and in rare cases on appraisal values.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

19. Investments accounted for using the equity method

As of September 30, 2008 NSN (see Note 4), BSH Bosch und Siemens Hausgeräte GmbH (BSH), and AREVA NP S.A.S., France (Areva), which are all unlisted, were the principal investments accounted for using the equity method. Summarized financial information for NSN, BSH and AREVA, not adjusted for the percentage of ownership held by Siemens is presented below. See Note 4 for additional information on EN.

	September 30,
	2008	2007

Total assets*	27,300	26,457
Total liabilities*	18,642	17,355

*	Balance sheet information for BSH and Areva as of June 30, for NSN as of September 30.

	Year ended September 30,
	2008	2007	2006

Revenue**	27,871	18,631	10,723
Net income (loss)**	(24)	(628)	322

**	Income statement information for NSN for the twelve months ended September 30, 2008 and the six months ended September 30, 2007; for BSH and Areva for the twelve months ended June 30, 2008, 2007 and 2006.

By the end of September 2008, the investment in FSC has been classified as assets held for disposal and accounting under the equity method has been ceased from that date on. Summarized financial information for FSC, not adjusted for the percentage of ownership held by Siemens is presented below:

	September 30,
	2008	2007

Total assets	3,063	3,352
Total liabilities	2,771	2,960

	Year ended September 30,
	2008	2007	2006

Revenue	6,169	6,895	6,847
Net income (loss)	(23)	68	71

For further information see also Note 8.

20. Other financial assets

	September 30,
	2008	2007

Receivables from finance leases (see Note 12)	3,486	3,112
Loans receivable	1,417	596
Available-for-sale financial assets	551	742
Trade receivables from sale of goods and services	471	382
Derivative financial instruments	404	185
Other	1,456	544

	7,785	5,561

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

Available-for-sale financial assets include interests in other companies that are recorded at cost or at fair value if reliably measurable. Derivative financial instruments included in this item represent the non-current portion of derivatives designated as hedging instruments, for which hedge accounting is applied. The increase in Loans receivables primarily relates to long-term secured syndicated debt transactions of SFS.

21. Other current financial liabilities

	September 30,
	2008	2007

Derivative financial instruments (see Notes 31 and 32)	1,198	721
Accrued interest expense	191	147
Liabilities to joint ventures and associated and other companies	101	315
Other	937	1,370

	2,427	2,553

As of September 30, 2007, Other includes €201 related to the penalty imposed by German authorities in ending their investigation of past misconduct at the former segment Com.

22. Other current liabilities

	September 30,
	2008	2007

Billings in excess of costs and estimated earnings on uncompleted contracts and related advances	11,390	8,463
Other employee related costs	3,160	2,261
Payroll and social security taxes	2,048	1,956
Bonus obligations	1,132	1,073
Other tax liabilities	743	663
Deferred income	651	561
Other	2,520	2,081

	21,644	17,058

Other employee related costs primarily includes vacation payments, accrued overtime and service anniversary awards, severance payments, as well as the majority of liabilities related to the SG&A program (see Note 5).

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

23. Debt

	September 30,
	2008	2007

Short-term
Notes and bonds	1,024	693
Loans from banks	479	478
Other financial indebtedness	265	4,418
Obligations under finance leases	51	48

Short-term debt and current maturities of long-term debt	1,819	5,637
Long-term
Notes and bonds (maturing 2009—2066)	11,942	8,196
Loans from banks (maturing 2009—2016)	1,856	871
Other financial indebtedness (maturing 2009—2027)	280	555
Obligations under finance leases	182	238

Long-term debt	14,260	9,860

	16,079	15,497

As of September 30, 2008, weighted-average interest rates for loans from banks, other financial indebtedness and obligations under finance leases were 4.9% (2007: 5.7%), 3.5% (2007: 4.9%) and 5.7% (2007: 5.8%), respectively. In some countries, the Company has pledged securities and executed promissory notes to secure borrowings in conformity with local practice.

     Commercial paper

We have a U.S.$9.0 billion (approximately €6.3 billion) global multi-currency commercial paper program in place including U.S.$ extendable notes capabilities. As of September 30, 2008 and 2007, outstanding global commercial paper totaled €198 and €4,332. Interest rates ranged from 2.10% to 2.25% and from 4.23% to 5.31%, respectively as of September 30, 2008 and 2007 (see also Other financial indebtedness below). Our issues of commercial paper have a maturity of typically less than 90 days.

     Credit facilities

The credit facilities at September 30, 2008 and 2007 consisted of approximately €6.7 and €6.8 billion, respectively, in committed lines of credit. These include a U.S.$5.0 billion syndicated multi-currency revolving credit facility expiring March 2012 and a U.S.$4.0 billion syndicated multi-currency revolving credit facility expiring August 2013. The U.S.$4 billion facility comprises a U.S.$1.0 billion term loan which was drawn in January 2007, bearing interest of 0.15% above LIBOR (London Interbank Offered Rate) as well as a U.S.$3.0 billion revolving tranche not yet drawn. It also includes a third revolving credit facility provided by a domestic bank with an aggregate amount of €450 expiring in September 2012. As of September 30, 2008 and 2007, approximately €6.0 and €6.1 billion, respectively, of these lines of credit remained unused. Commitment fees for the years ended September 30, 2008, 2007 and 2006 totaled approximately €2.8, €2.7 and €2, respectively. The facilities are for general business purposes.

     Assignable loans

In the third quarter of fiscal 2008, the Company raised assignable loans. The loans, totaling €1.1 billion in nominal and carrying amount as of September 30, 2008, are for general corporate purposes and were issued in four tranches: €370 floating rate notes (European Interbank Offered Rate (EURIBOR + 0.55%) due June 12, 2013;

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

€113.5, 5.283% notes due June 12, 2013 with a carrying amount of €114; €283.5 floating rate notes (EURIBOR + 0.70%) due June 12, 2015 and €333, 5.435% notes due June 12, 2015.

     Notes and bonds

The Company has agreements with financial institutions under which it may issue up to €5.0 billion in medium-term notes. As of September 30, 2008 and 2007, €4.9 billion and €1.4 billion, respectively, were issued and are outstanding. In March 2006, the Company issued U.S.$1 billion under this program, comprising U.S.$500 floating rate notes due March 2012, bearing interest of 0.15% above LIBOR and U.S.$500, 5.625% fixed rate notes due March 2016 in addition to the outstanding amount of U.S.$970 (approximately €678) of the 6.0% U.S.$-bond, which was redeemed in fiscal 2008. In fiscal 2008, Siemens updated the program and issued in total additional €4.15 billion fixed-rate notes in three tranches comprising €1.55 billion 5.250% note due December 12, 2011, €1 billion 5.375% note due June 11, 2014, and €1.6 billion 5.625% note due June 11, 2018.

In fiscal 2008, the Company issued €500 floating rate extendible notes initially maturing in June 2009. The maturity date can be extended twice by the note-holder to June 2010 and June 2011 (extension option). The notes bear 0.23% interest above EURIBOR (0.25% and 0.27% above EURIBOR, respectively, subject to the extension option).

In August 2006, the Company issued U.S.$5.0 billion notes (approximately €3.5 billion). These notes were issued in four tranches comprising: U.S.$750 Floating Rate Notes (U.S.$ LIBOR + 0.05%) due August 14, 2009; U.S.$750, 5.5% Notes due February 16, 2012; U.S.$1.750 billion 5.75% Notes due October 17, 2016 and U.S.$1.750 billion 6.125% Notes due August 17, 2026. With respect to the floating rate notes, the Company may, on or after February 14, 2008, redeem all or some of the Notes at the early redemption amount, according to the conditions of the bond. For the fixed rate notes, the Company may redeem at any time all or some of the notes at the early redemption amount (call) according to the conditions of the bond.

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

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

Details of the Company’s notes and bonds are as follows:

	September 30, 2008			September 30, 2007
	Currency			Currency
	(notional amount)		€*	(notional amount)		€*

6% 1998/2008 U.S.$ notes	—	—	—	USD	970	693
U.S.$ LIBOR+0.05% 2006/2009 U.S.$ notes	USD	750	524	USD	750	529
5.75% 2001/2011 EUR bonds	EUR	2,000	2,031	EUR	2,000	2,041
5.5% 2006/2012 U.S.$ notes	USD	750	552	USD	750	540
U.S.$ LIBOR+0.15% 2006/2012 U.S.$ notes	USD	500	349	USD	500	351
5.75% 2006/2016 U.S.$ notes	USD	1,750	1,323	USD	1,750	1,259
5.625% 2006/2016 U.S.$ notes	USD	500	374	USD	500	356
6.125% 2006/2026 U.S.$ notes	USD	1,750	1,367	USD	1,750	1,251
5.25% 2006/2066 EUR bonds	EUR	900	857	EUR	900	849
6.125% 2006/2066 GBP bonds	GBP	750	928	GBP	750	1,020
ER3M 2008/2009 (Extendible)	EUR	500	500	—	—	—
5.25% 2008/2011 EUR Medium Term Note	EUR	1,550	1,555	—	—	—
5.375% 2008/2014 EUR Medium Term Note	EUR	1,000	999	—	—	—
5.625% 2008/2018 EUR Medium Term Note	EUR	1,600	1,607	—	—	—

			12,966			8,889

*	Includes adjustments for fair value hedge accounting.

As of September 30, 2008, the aggregate amounts of indebtedness maturing during the next five years and thereafter are as follows (excluding finance leases which are disclosed separately):

Fiscal year

2009	1,768
2010	169
2011	2,069
2012	2,514
2013	1,190
Thereafter	8,136

15,846

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

Due to the cash settlement option the conversion right component was considered a derivative instrument recognized at fair value, which was reported in Other current financial liabilities as of September 30, 2005. In the third quarter of fiscal 2006, the Company irrevocably waived its option to pay a cash amount in lieu of the delivery of shares upon exercise of the conversion right. Immediately before notification of such waiver, the derivative component was remeasured for the last time through profit or loss and reclassified to Additional paid-in capital (see Note 27).

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

Until August 2007, the Company repurchased a principal amount of approximately €1.9 billion of its outstanding convertible notes of the €2.5 billion 1,375% €-bond and paid approximately €3.3 billion in cash. The purchase price was allocated to the liability component and the conversion right component. The fair value of the liability component was charged against the carrying amount of the liability component with the difference being recognized in profit and loss. The amount allocated to the conversion right component was charged directly against Additional paid-in capital (see Note 27 for further information).

The Company had the right, at any time from June 18, 2007, to redeem the notes outstanding at their principal amount together with interest accrued thereon, if Siemens’ share price exceeded 130% of the conversion price on any 15 of 30 consecutive trading days before notice of early redemption. In July 2007 these conditions were met and the Company exercised on July 16, 2007 its option to prematurely redeem at their principal amount the remaining amount of outstanding notes on August 17, 2007. Until the end of the conversion period on August 10, 2007 the remaining notes were converted almost entirely to shares by the note-holders, resulting in approximately 10 million shares issued from the conditional capital (see Note 27 for further information).

     Other financial indebtedness

Other financial indebtedness includes €256, and €469, as of September 30, 2008 and 2007, respectively, for the Company’s real estate assets that were sold or transferred and in which Siemens has retained significant risks and rewards of ownership, including circumstances in which Siemens participates directly or indirectly in the change in market value of the property. Therefore, these transactions have been accounted for as financing obligations. These real estate properties are carried on the Company’s Consolidated Balance Sheets and no sale and profit have been recognized. As of September 30, 2008 and 2007, Other financial indebtedness also includes €198 and €4,332, respectively, of outstanding global commercial paper.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

     Obligations under finance leases

As of September 30, 2008 and 2007, the finance lease liabilities are as follows:

	September 30, 2008			September 30, 2007
			Present			Present
			value of			value of
	Minimum		minimum	Minimum		minimum
	lease	Unamortized	lease	lease	Unamortized	lease
	payment	interest	payment	payment	interest	payment
Due	obligation	expense	obligation	obligation	expense	obligation

Within 1 year	63	12	51	64	16	48
1 to 2 years	29	9	20	63	12	51
2 to 3 years	34	7	27	29	9	20
3 to 4 years	46	6	40	65	6	59
4 to 5 years	22	5	17	14	6	8
Thereafter	93	15	78	120	20	100

Total	287	54	233	355	69	286
Less: Current portion			(51)			(48)

			182			238

24. Pension plans and similar commitments

Pension benefits provided by Siemens are currently organized primarily through defined benefit pension plans which cover almost all of the Company’s domestic employees and many of the Company’s foreign employees. To reduce the risk exposure to Siemens arising from its pension plans, the Company performed a redesign of some major pension plans during the last several years towards benefit schemes which are predominantly based on contributions made by the Company. In order to fund Siemens’ pension obligations, the Company’s major pension plans are funded with assets in segregated pension entities.

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

The Consolidated Balance Sheets include the following significant components related to pension plans and similar commitments based upon the situation as of September 30, 2008 and 2007:

	September 30,
	2008	2007

Principal pension benefit plans	2,580	1,289
Principal other post-employment benefit plans	639	766
Other	1,142	1,232
Reclassification to liabilities held for disposal	—	(507)

Liabilities for pension plans and similar commitments	4,361	2,780

Prepaid costs for post-employment benefits	99	182

Actuarial (losses)/gains and effects due to asset ceiling	(1,591)	127
Income tax effect	(16)	(18)

Net amount recognized in the Consolidated Statements of Income and Expense recognized in Equity (net of tax)	(1,607)	109

     Consolidated Statements of Income

The recognized expense related to pension plans and similar commitments in the Consolidated Statements of Income is referred to as net periodic benefit cost (NPBC) and consists of several separately calculated and presented components. NPBC is regularly comprised of the service cost, which is the actuarial net present value of the part of the DBO for the service rendered in the respective fiscal year; the interest cost for the expense derived from the addition of accrued interest on the DBO at the end of the preceding fiscal year on the basis of the identified discount rate; and the expected return on plan assets in the case of funded benefit plans. Past service cost is amortized on a straight-line basis over the average vesting period of the related benefits.

In the Consolidated Statements of Income, interest cost and the income from the expected return on plan assets are reported as part of Financial income, net. All other regular components of NPBC are allocated among functional costs (Cost of goods sold and services rendered, Research and development expenses, Marketing, selling and general administrative expenses), according to the function of the employee groups accruing benefits.

In the Consolidated Statements of Income, NPBC expenses before income taxes for the Company’s principal pension and other post-employment benefits in fiscal 2008 aggregated to €293 compared to €461 in fiscal 2007 and €578 in fiscal 2006. Thereof €(16), €112 and €130 related to discontinued operations in fiscal 2008, 2007 and 2006, respectively.

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

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

     Consolidated Statements of Cash Flow

The Company makes payments directly to the participants in the case of unfunded benefit plans and these payments are included in net cash used in operating activities. For funded pension plans, the participants are paid by the external pension fund and accordingly these payments are cash neutral to the Company. In this case, the Company’s regular funding and supplemental cash contributions result in net cash used in operating activities.

In the Consolidated Statements of Cash Flow, the Company’s principal pension and other post-employment benefits resulted in net cash used in operating activities of €631 in fiscal 2008, compared to €906 and €797 in fiscal 2007 and 2006, respectively.

Principal pension benefits

The principal pension benefit plans cover approximately 487,000 participants, including 193,000 active employees, 99,000 former employees with vested benefits and 195,000 retirees and surviving dependents. Individual benefits are generally based on eligible compensation levels and/or ranking within the Company hierarchy and years of service. Retirement benefits under these plans vary depending on legal, fiscal and economic requirements in each country. The majority of Siemens’ active employees in Germany participate in a pension scheme introduced in fiscal 2004, the BSAV (Beitragsorientierte Siemens Altersversorgung). The BSAV is a funded defined benefit pension plan whose benefits are predominantly based on contributions made by the company and returns earned on such contributions, subject to a minimum return guaranteed by the Company. The BSAV is funded via the BSAV Trust. In connection with the implementation of the BSAV, benefits provided under defined benefit pension plans funded via the Siemens German Pension Trust were modified to substantially eliminate the effects of compensation increases.

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

The Company had no asset ceiling in its principal pension benefit plans in fiscal 2008 and an immaterial asset ceiling in fiscal 2007.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

Pension benefits: Pension obligations and funded status

A reconciliation of the funded status of the principal pension benefit plans to the amounts recognized in the Consolidated Balance Sheets is as follows:

	September 30, 2008			September 30, 2007
	Total	Domestic	Foreign	Total	Domestic	Foreign

Fair value of plan assets	20,194	12,340	7,854	24,013	14,753	9,260
Total defined benefit obligation	22,654	13,782	8,872	25,052	15,488	9,564

Defined benefit obligation (funded)	22,474	13,782	8,692	24,581	15,210	9,371
Defined benefit obligation (unfunded)	180	—	180	471	278	193

Funded status*	(2,460)	(1,442)	(1,018)	(1,039)	(735)	(304)
Germany	(1,442)			(735)
U.S.	(588)			(202)
U.K.	(156)			(40)
Other	(274)			(62)
Unrecognized past service cost (benefits)	(70)	—	(70)	(75)	—	(75)
Effects due to asset ceiling	—	—	—	(14)	—	(14)

Net amount recognized	(2,530)	(1,442)	(1,088)	(1,128)	(735)	(393)

Amounts recognized in the Consolidated Balance Sheets consist of:
Pension asset	50	17	33	161	33	128
Pension liability	(2,580)	(1,459)	(1,121)	(1,289)	(768)	(521)

*	Funded status: The funded status shows the surplus (deficit) of the DBO relative to the plan assets as of the balance sheet date. The DBO is calculated based on the projected unit credit method and reflects the net present value as of the balance sheet date of the accumulated pension entitlements of active employees, former employees with vested rights and of retirees and their surviving dependents with consideration of future compensation and pension increases.

The fair value of plan assets, DBO and funded status as of September 30, 2006 amounted to €23,755, €26,696 and €(2,941), respectively. As of September 30, 2005, the fair value of plan assets, DBO and funded status were €21,581, €24,972 and €(3,391).

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

A detailed reconciliation of the changes in the DBO for fiscal 2008 and 2007 as well as additional information by country is provided in the following table:

	September 30, 2008			September 30, 2007
	Total	Domestic	Foreign	Total	Domestic	Foreign

Change in defined benefit obligations:
Defined benefit obligation at beginning of year	25,052	15,488	9,564	26,696	16,372	10,324
Foreign currency exchange rate changes	(340)	—	(340)	(556)	—	(556)
Service cost	511	279	232	684	358	326
Interest cost	1,246	765	481	1,233	725	508
Settlements and curtailments	(46)	(26)	(20)	(13)	—	(13)
Plan participants’ contributions	135	87	48	180	119	61
Amendments and other	22	12	10	283	(7)	290
Actuarial (gains) losses	(1,748)	(1,612)	(136)	(1,660)	(863)	(797)
Acquisitions	109	68	41	101	55	46
Divestments	(1,026)	(408)	(618)	(670)	(453)	(217)
Benefits paid	(1,261)	(871)	(390)	(1,226)	(818)	(408)

Defined benefit obligation at end of year	22,654	13,782	8,872	25,052	15,488	9,564

Germany	13,782			15,488
U.S.	2,933			3,250
U.K.	3,003			3,229
Other	2,936			3,085

The total defined benefit obligation at the end of the current fiscal year includes approximately €7,480 for active employees, €2,718 for former employees with vested benefits and €12,456 for retirees and surviving dependents.

In fiscal 2008 and 2007, the DBO decreased due to an increase in discount rate for the domestic and foreign pension plans. In fiscal 2008, the positive effect of a discount rate increase was partly offset by an increase in pension progression and compensation increase rate as well as by experience adjustments.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

The following table shows the change in plan assets for fiscal year 2008 and 2007 and additional information by country:

	September 30, 2008			September 30, 2007
	Total	Domestic	Foreign	Total	Domestic	Foreign

Change in plan assets:
Fair value of plan assets at beginning of year	24,013	14,753	9,260	23,755	15,023	8,732
Foreign currency exchange rate changes	(384)	—	(384)	(508)	—	(508)
Expected return on plan assets	1,471	929	542	1,513	947	566
Actuarial gains (losses) on plan assets	(3,648)	(2,556)	(1,092)	(218)	(369)	151
Acquisitions and other	56	12	44	293	—	293
Divestments and other	(750)	(126)	(624)	(610)	(417)	(193)
Employer contributions (regular)	562	112	450	837	271	566
Plan participants’ contributions	135	87	48	177	116	61
Benefits paid	(1,261)	(871)	(390)	(1,226)	(818)	(408)

Fair value of plan assets at end of year	20,194	12,340	7,854	24,013	14,753	9,260

Germany	12,340			14,753
U.S.	2,345			3,048
U.K.	2,847			3,189
Other	2,662			3,023

In fiscal 2008, the DBO and the fair value of plan assets decreased due to the disposal of SV and SEN pension liabilities and pension assets. These effects are included in the items Divestments and Divestments and other in the preceding two tables. In fiscal 2007, the DBO and the fair value of plan assets decreased due to the contribution of the carrier-related operations of Siemens to NSN.

Pension benefits: Components of NPBC

The components of the NPBC for the fiscal years ended September 30, 2008, 2007 and 2006 are as follows:

	Year ended			Year ended			Year ended
	September 30, 2008			September 30, 2007			September 30, 2006
	Total	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign

Service cost	511	279	232	684	358	326	715	388	327
Interest cost	1,246	765	481	1,233	725	508	1,125	679	446
Expected return on plan assets	(1,471)	(929)	(542)	(1,513)	(947)	(566)	(1,433)	(953)	(480)
Amortization of past service cost (benefits)	(1)	—	(1)	(5)	—	(5)	99	(24)	123
Loss (gain) due to settlements and curtailments	(46)	(26)	(20)	(4)	—	(4)	2	—	2

Net periodic benefit cost	239	89	150	395	136	259	508	90	418

Germany	89			136			90
U.S.	132			137			159
U.K.	15			105			113
Other	3			17			146

Net periodic benefit cost for fiscal 2008 in the table above includes €(21) related to discontinued operations. The amount includes €(59) settlement gain as a result from the disposal of the SV and SEN pension liabilities and €38 other net periodic pension cost of SV and SEN.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

Pension benefits: Amounts recognized in the Consolidated Statements of Income and Expense recognized in Equity

The actuarial gains and losses on defined benefit pension plans recognized in the Consolidated Statements of Income and Expense recognized in Equity for the fiscal years ended September 30, 2008, 2007 and 2006 were as follows:

	Year ended			Year ended			Year ended
	September 30, 2008			September 30, 2007			September 30, 2006
	Total	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign

Actuarial losses (gains)	1,900	944	956	(1,442)	(494)	(948)	(112)	16	(128)
Effects due to asset ceiling	—	—	—	13	—	13	—	—	—
Income tax effect	(50)	252	(302)	206	(83)	289	(225)	(266)	41

Net amount recognized in the Consolidated Statements of Income and Expense recognized in Equity (net of tax)	1,850	1,196	654	(1,223)	(577)	(646)	(337)	(250)	(87)

Germany	1,196			(577)			(250)
U.S.	198			(185)			(45)
U.K.	263			(322)			12
Other	193			(139)			(54)

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

The weighted-average assumptions used for the actuarial valuation of the DBO as of the balance sheet date were as follows:

	Year ended			Year ended
	September 30, 2008			September 30, 2007
	Total	Domestic	Foreign	Total	Domestic	Foreign

Discount rate	6.2%	6.4%	6.0%	5.3%	5.1%	5.6%
Germany	6.4%			5.1%
U.S.	6.79%			6.29%
U.K.	6.5%			6.0%
Rate of compensation increase	2.9%	2.25%	3.8%	2.7%	2.25%	3.5%
Germany	2.25%			2.25%
U.S.	4.05%			3.96%
U.K.	4.5%			4.0%
Rate of pension progression	1.9%	1.75%	2.2%	1.6%	1.5%	2.0%
Germany	1.75%			1.5%
U.K.	3.6%			3.1%

The assumptions used for the calculation of the DBO as of the balance sheet date of the preceding fiscal year are used to determine the calculation of interest cost and service cost of the following year. Therefore, the assumptions used for the calculation of the NPBC for fiscal 2009 are already determined. The total expected return for fiscal 2009 will be based on expected rates of return multiplied by the fair value of plan assets at the fiscal 2008 balance sheet date (see table below). The fair value and thus the expected return on plan assets are adjusted for

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

significant events after the balance sheet date, such as a supplemental funding. Due to the implementation of the BSAV, the effect of the compensation increase on the domestic pension plans is substantially eliminated.

The weighted-average assumptions used for determining the NPBC for the fiscal years ended September 30, 2009, 2008, 2007 and 2006 are shown in the following table:

	Year ending			Year ended			Year ended			Year ended
	September 30, 2009			September 30, 2008			September 30, 2007			September 30, 2006
	Total	Dom.	For.	Total	Dom.	For.	Total	Dom.	For.	Total	Dom.	For.

Discount rate	6.2%	6.4%	6.0%	5.3%	5.1%	5.6%	4.7%	4.5%	5.0%	4.6%	4.35%	5.1%
Germany	6.4%			5.1%			4.5%			4.35%
U.S.	6.79%			6.29%			5.95%			5.7%
U.K.	6.5%			6.0%			5.0%			5.0%
Expected return on plan assets	6.5%	6.5%	6.4%	6.5%	6.5%	6.5%	6.5%	6.5%	6.5%	6.7%	6.7%	6.7%
Germany	6.5%			6.5%			6.5%			6.7%
U.S.	6.97%			6.97%			6.95%			6.95%
U.K.	6.5%			6.7%			6.7%			6.75%
Rate of compensation increase	2.9%	2.25%	3.8%	2.7%	2.25%	3.5%	2.7%	2.25%	3.4%	2.6%	2.25%	3.3%
Germany	2.25%			2.25%			2.25%			2.25%
U.S.	4.05%			3.96%			3.95%			3.25%
U.K.	4.5%			4.0%			3.7%			3.9%
Rate of pension progression	1.9%	1.75%	2.2%	1.6%	1.5%	2.0%	1.2%	1.0%	1.8%	1.3%	1.0%	2.1%
Germany	1.75%			1.5%			1.0%			1.0%
U.K.	3.6%			3.1%			2.8%			2.8%

The discount rate assumptions reflect the rates available on high-quality corporate bonds or government bonds of consistent duration and currency at the balance sheet date. The expected return on plan assets is determined on a uniform basis, considering long-term historical returns, asset allocation, and future estimates of long-term investment returns. For fiscal 2009 and fiscal 2008 the expected return on plan assets remained primarily unchanged. Changes of other actuarial assumptions, not shown in the tables above, such as employee turnover, mortality, disability, etc., had only minor effects on the overall DBO as of September 30, 2008.

Experience adjustments, which result from differences between the actuarial assumptions and the actual occurrence, increased the DBO by 0.4% in fiscal 2008, did not impact the DBO in fiscal 2007 and fiscal 2006 and increased the DBO by 0.8% in fiscal 2005.

Pension benefits: Sensitivity analysis

A one-percentage-point change of the established assumptions mentioned above, used for the calculation of the NPBC for fiscal 2009, and a change in the fair value of plan assets of €500, as of September 30, 2008, respectively, would result in the following increase (decrease) of the fiscal 2009 NPBC:

	Effect on NPBC 2009 due to a
	one-percentage-	one-percentage-
	point/€500	point/€500
	increase	decrease

Discount rate	8	(8)
Expected return on plan assets	(187)	187
Rate of compensation increase	21	(20)
Rate of pension progression	130	(111)
Fair value of plan assets	(32)	32

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

Pension benefits: Plan assets

The asset allocation of the plan assets of the principal pension benefit plans as of the balance sheet date for fiscal 2008 and 2007 as well as the target asset allocation for fiscal year 2009, are as follows:

	Target asset	Asset allocation
	allocation	September 30, 2008			September 30, 2007
Asset class	September 30, 2009	Total	Domestic	Foreign	Total	Domestic	Foreign

Equity	20-50%	29%	29%	29%	33%	29%	39%
Fixed income	40-70%	61%	62%	61%	54%	61%	42%
Real estate	5-15%	9%	8%	10%	8%	7%	11%
Cash and other assets	5-15%	1%	1%	0%	5%	3%	8%

		100%	100%	100%	100%	100%	100%

Derivatives are reported under the asset class whose risk is hedged. Current asset allocation is composed of high quality government and selected corporate bonds. Siemens constantly reviews the asset allocation in light of the duration of its pension liabilities and analyzes trends and events that may affect asset values in order to initiate appropriate measures at a very early stage.

The plan assets include domestic real estate with a fair value of €265 and €270 as of September 30, 2008 and 2007, respectively, which is occupied by the Company.

The following table shows the actual return on plan assets for fiscal 2008, 2007 and 2006:

	Year ended			Year ended			Year ended
	September 30, 2008			September 30, 2007			September 30, 2006
	Total	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign

Actual return on plan assets	(2,177)	(1,627)	(550)	1,295	578	717	1,366	741	625

The actual return over the last twelve months amounted to (9.7)% or €(2,177) compared to an expected return of 6.5% or €1,471. The experience adjustment arising on plan assets was (16.2)% in fiscal 2008 (fiscal 2007: (0.9)%; fiscal 2006: (0.3)%; fiscal 2005: 5.8%). For the domestic pension plans, €(1,627) or (11.7)% was realized, as compared to an expected return on plan assets of 6.5% or an amount of €929 that was included in the NPBC. For the foreign pension plans, €(550) or (6.5)% was realized, as compared to an expected return on plan assets of 6.5% or an amount of €542 that was included in the NPBC.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

Pension benefits: Pension plan funding

Contributions made by the Company to its principal pension benefit plans in fiscal 2008 and 2007, as well as those planned in fiscal 2009 are as follows:

	(Unaudited)
	Year ending
	September 30, 2009			Year ended			Year ended
	(expected)			September 30, 2008			September 30, 2007
	Total	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign

Regular funding	391	194	197	562	112	450	837	271	566
Supplemental cash Contributions	—	—	—	—	—	—	—	—	—

Total	391	194	197	562	112	450	837	271	566

Regular funding is generally based on the level of service cost incurred. For the BSAV funding is based on the contributions to the beneficiaries’ account. Future funding decisions for the Company’s pension plans will be made with due consideration of developments affecting plan assets and pension liabilities, taking into account minimum funding requirements abroad and local tax deductibility.

Pension benefits: Pension benefit payments

The following overview comprises pension benefits paid out of the principal pension benefit plans during the years ended September 30, 2008 and 2007, and expected pension payments for the next five years and in the aggregate for the five years thereafter (undiscounted):

	Total	Domestic	Foreign

Pension benefits paid
2007	1,226	818	408
2008	1,261	871	390
Expected pension payments
2009	1,260	877	383
2010	1,284	895	389
2011	1,317	914	403
2012	1,330	940	390
2013	1,331	937	394
2014-2018	7,040	4,895	2,145

As pension benefit payments for Siemens’ principal funded pension benefit plans reduce the DBO and plan assets by the same amount, there is no impact on the funded status of such plans.

Principal other post-employment benefits

In Germany, employees who entered into the Company’s employment on or before September 30, 1983, are entitled to transition payments for the first six months after retirement equal to the difference between their final compensation and the retirement benefits payable under the corporate pension plan. Certain foreign companies, primarily in the U.S. and Canada, provide other post-employment benefits in the form of medical, dental and life insurance. The amount of obligations for other post-employment benefits in the form of medical and dental benefits specifically depends on the expected cost trend in the health care sector. To be entitled to such healthcare benefits participants must contribute to the insurance premiums. Participant contributions are based on specific regulations

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

of cost sharing which are defined in the benefit plans. The Company has the right to adjust the cost allocation at any time, generally this is done on an annual basis. Premiums for life insurance benefits are paid solely by the Company.

The Company’s principal other post-employment benefits are illustrated in detail in the subsequent sections with regard to:

•	Obligations and funded status,

•	Plan assets,

•	Components of NPBC,

•	Amounts recognized in the Consolidated Statements of Income and Expense recognized in Equity,

•	Assumptions used in the calculation of the DBO and the NPBC,

•	Sensitivity analysis, and

•	Benefit payments.

In fiscal 2008 and 2007, the Company had no asset ceiling in its principal other post-employment benefit plans.

Other post-employment benefits: Obligations and funded status

The funded status of plan assets and a reconciliation of the funded status to the amounts recognized in the Consolidated Balance Sheets are as follows:

	September 30, 2008			September 30, 2007
	Total	Domestic	Foreign	Total	Domestic	Foreign

Fair value of plan assets	3	—	3	3	—	3
Total defined benefit obligation	650	288	362	779	321	458

Defined benefit obligation (funded)	247	—	247	287	—	287
Defined benefit obligation (unfunded)	403	288	115	492	321	171

Funded status	(647)	(288)	(359)	(776)	(321)	(455)
Unrecognized past service cost (benefits)	8	—	8	10	—	10

Net amount recognized	(639)	(288)	(351)	(766)	(321)	(445)

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

The following table shows a detailed reconciliation of the changes in the benefit obligation for other post-employment benefits for the years ended September 30, 2008 and 2007:

	September 30, 2008			September 30, 2007
	Total	Domestic	Foreign	Total	Domestic	Foreign

Change in benefit obligations:
Defined benefit obligation at beginning of year	779	321	458	845	429	416
Foreign currency exchange rate changes	(7)	—	(7)	(42)	—	(42)
Service cost	18	10	8	24	12	12
Interest cost	38	16	22	42	16	26
Settlements and curtailments	(3)	(7)	4	—	—	—
Plan amendments and other	—	—	—	69	—	69
Actuarial (gains) losses	(27)	(14)	(13)	(33)	(36)	3
Acquisitions	—	—	—	12	—	12
Divestments	(79)	(1)	(78)	(69)	(68)	(1)
Benefits paid	(69)	(37)	(32)	(69)	(32)	(37)

Defined benefit obligation at end of year	650	288	362	779	321	458

Other post-employment benefits: Plan assets

The following table shows the change in plan assets for fiscal 2008 and 2007:

	September 30, 2008			September 30, 2007
	Total	Domestic	Foreign	Total	Domestic	Foreign

Change in plan assets:
Fair value of plan assets at beginning of year	3	—	3	3	—	3
Employer contributions	32	—	32	37	—	37
Benefits paid	(32)	—	(32)	(37)	—	(37)

Fair value of plan assets at year end	3	—	3	3	—	3

Other post-employment benefits: Components of NPBC

The components of the NPBC for other post-employment benefits for the years ended September 30, 2008, 2007 and 2006 are as follows:

	Year ended			Year ended			Year ended
	September 30, 2008			September 30, 2007			September 30, 2006
	Total	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign

Service cost	18	10	8	24	12	12	26	15	11
Interest cost	38	16	22	42	16	26	45	18	27
Amortization of unrecognized past service cost (benefits)	1	—	1	—	—	—	(1)	—	(1)
Loss (gain) due to settlements and curtailments	(3)	(7)	4	—	—	—	—	—	—

Net periodic benefit cost	54	19	35	66	28	38	70	33	37

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

Net periodic benefit cost for fiscal 2008 in the table above includes €5 related to discontinued operations. The amount includes €3 settlement loss as a result from the disposal of the SV and SEN pension liabilities and €2 other net periodic pension cost of SV and SEN.

Other post-employment benefits: Amounts recognized in the Consolidated Statements of Income and Expense recognized in Equity

The actuarial gains and losses on other post-employment benefit plans recognized in the Consolidated Statements of Income and Expense recognized in Equity for the fiscal years ended September 30, 2008, 2007 and 2006 were as follows:

	Year ended			Year ended			Year ended
	September 30, 2008			September 30, 2007			September 30, 2006
	Total	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign

Actuarial losses (gains)	(27)	(14)	(13)	(33)	(36)	3	(14)	4	(18)
Income tax effect	9	4	5	10	11	(1)	4	(3)	7

Net amount recognized in the Consolidated Statements of Income and Expense recognized in Equity (net of tax)	(18)	(10)	(8)	(23)	(25)	2	(10)	1	(11)

Germany	(10)			(25)			1
U.S.	(5)			3			(11)
Canada	(3)			(1)			—

Other post-employment benefits: Assumptions used in the calculation of the DBO and NPBC

Discount rates and other key assumptions used for transition payments in Germany are the same as those utilized for domestic pension benefit plans.

The weighted-average assumptions used in calculating the actuarial values for the post-employment healthcare and life insurance benefits are as follows:

	Year ended	Year ended	Year ended
	September 30, 2008	September 30, 2007	September 30, 2006

Discount rate	6.70%	6.16%	5.95%
U.S.:
Medical trend rates (initial/ultimate/year):
Medicare ineligible pre-65	9%/5%/2017	9%/5%/2011	10%/5%/2011
Medicare eligible post-65	9%/5%/2017	9%/5%/2011	10%/5%/2011
Fixed dollar benefit	—	4.5%	4.5%
Dental trend rates (initial/ultimate/year)	6%/5%/2021	6%/5%/2021	6%/5%/2021
Canada:
Medical trend rates	5.00%	4.68%	5.0%
Drug trend rates	7%/5%/2010	4.18%	4.5%
Dental trend rates	4.00%	4.18%	4.5%

Experience adjustments, which result from differences between the actuarial assumptions and the actual occurrence, decreased the DBO by 0.9%, 0.3%, 1.5% and 14.2% in fiscal 2008, 2007, 2006 and 2005, respectively.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

Other post-employment benefits: Sensitivity analysis

The healthcare assumptions may be significantly influenced by the expected progression in healthcare expense. A one-percentage-point change in the healthcare trend rates would have resulted in the following increase (decrease) of the defined benefit obligation and the service and interest cost as of and for the year ended September 30, 2008:

	September 30, 2008 One-percentage-point
	increase	decrease

Effect on defined benefit obligation	29	(26)
Effect on total of service and interest cost components	2	(2)

Other post-employment benefits: Benefit payments

The following overview comprises benefit payments for other post-employment benefits paid out of the principal other defined benefit post-employment plans during the years ended September 30, 2008 and 2007, and expected pension payments for the next five years and in the aggregate for the five years thereafter (undiscounted):

	Total	Domestic	Foreign

Payments for other post-employment benefits
2007	69	32	37
2008	69	37	32
Expected payments for other post-employment benefits
2009	46	21	25
2010	66	40	26
2011	54	27	27
2012	58	31	27
2013	53	25	28
2014-2018	334	190	144

Since the benefit obligations for other post-employment benefits are generally not funded, such payments will impact the current operating cash flow of the Company.

Defined Contribution Plans and State Plans (continuing operations)

The amount recognized as an expense for defined contribution plans amounted to €314 in fiscal 2008, €269 in fiscal 2007, and €208 in fiscal 2006. Contributions to state plans amounted to €1,841 in fiscal 2008, €1,647 in fiscal 2007, and €1,578 in fiscal 2006, respectively.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

25.	Provisions

		Order related	Asset retirement
	Warranties	losses and risks	obligations	Other	Total

Balance as of beginning of fiscal year	2,440	1,296	635	1,313	5,684
Additions	1,329	1,320	18	1,792	4,459
Usage	(651)	(555)	(23)	(352)	(1,581)
Reversals	(350)	(280)	(3)	(222)	(855)
Translation differences	(8)	(31)	(1)	(2)	(42)
Accretion expense and effect of changes in discount rates	3	6	53	7	69
Other changes	(19)	(51)	3	31	(36)

Balance as of fiscal year-end	2,744	1,705	682	2,567	7,698

Thereof non-current	805	556	647	525	2,533

Except for asset retirement obligations (see discussion below), the majority of the Company’s provisions are generally expected to result in cash outflows during the next 1 to 15 years.

Warranties mainly relate to products sold. See Note 2 for further information concerning our policy for estimating warranty provisions. Additions to provisions existing at the beginning of the period amounted to €374 in fiscal 2008.

Order related losses and risks are provided for anticipated losses and risks on uncompleted construction, sales and leasing contracts.

Other includes approximately €1 billion in estimated fines in connection with ongoing settlement negotiations of legal matters with authorities in Germany and the U.S.

Asset retirement obligations

The Company is subject to asset retirement obligations related to certain items of property, plant and equipment. Such asset retirement obligations are primarily attributable to environmental clean-up costs which amounted to €648, and €597, respectively, as of September 30, 2008 and 2007 (the non-current portion thereof being €617 and €575, respectively) and to costs primarily associated with the removal of leasehold improvements at the end of the lease term amounting to €34, and €38, respectively as of September 30, 2008 and 2007 (the non-current portion thereof being €30 and €27, respectively).

Environmental clean-up costs are mainly related to remediation and environmental protection liabilities which have been accrued for the estimated costs of decommissioning facilities for the production of uranium and mixed-oxide fuel elements in Hanau, Germany (Hanau facilities), as well as a nuclear research and service center in Karlstein, Germany (Karlstein facilities). According to the German Atomic Energy Act, when such a facility is closed, the resulting radioactive waste must be collected and delivered to a government-developed final storage facility. In this regard, the Company has developed a plan to decommission the Hanau and Karlstein facilities in the following steps: clean-out, decontamination and disassembly of equipment and installations, decontamination of the facilities and buildings, sorting of radioactive materials, and intermediate and final storage of the radioactive waste. This process will be supported by continuing engineering studies and radioactive sampling under the supervision of German federal and state authorities. The decontamination, disassembly and sorting activities are planned to continue until 2012; thereafter, the Company is responsible for intermediate storage of the radioactive materials until a final storage facility is available. The final location for all kinds of radioactive waste is not expected to be available before approximately 2030. With respect to the Hanau facility, the process of setting up intermediate storage for radioactive waste has nearly reached completion; on September 21, 2006, the Company received official

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

notification from the authorities that the Hanau facility has been released from the scope of application of the German Atomic Energy Act and that its further use is unrestricted. The ultimate costs of the remediation are contingent on the decision of the federal government on the location of the final storage facility and the date of its availability. Consequently, the provision is based on a number of significant estimates and assumptions. The Company does not expect any recoveries from third parties and did not reduce the provisions for such recoveries. The Company believes that it has adequately provided for this exposure. As of September 30, 2008 and 2007, the provision totals €648 and €597, respectively, and is recorded net of a present value discount of €1,323, and €1,353, respectively. The total expected payments for each of the next five fiscal years and the total thereafter are €33, €23, €16, €6, €1, and €1,892 (which includes €1,839 for the estimated costs associated with final storage in 2033).

The Company recognizes the accretion of the provision for asset retirement obligations using the effective interest method applying current interest rates prevailing at the balance sheet date. During the year ended September 30, 2008 the Company recognized €32 in accretion expense in Financial income (expense), net. Changes in discount rates increased the carrying amount of provisions by €21 as of September 30, 2008.

26.	Other liabilities

	September 30,
	2008	2007

Liabilities for employee related costs	1,033	926
Deferred income	203	187
Other	1,140	1,187

	2,376	2,300

27.	Equity

Common stock

Siemens common stock is composed of no par value shares with a notional value of €3.00 per share. Each share of common stock is entitled to one vote.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

The following table provides a summary of outstanding capital and the changes in authorized and conditional capital for fiscal years 2008, 2007 and 2006:

	Common stock		Authorized capital		Conditional capital
	(authorized and issued)		(not issued)		(not issued)
	in	in	in	in	in	in
	thousands	thousand	thousands	thousand	thousands	thousand
	of €	shares	of €	shares	of €	shares

As of September 30, 2005	2,673,256	891,085	666,630	222,210	925,487	308,496

Conversion 1.375% 2003/2010 EUR convertible notes (see Note 23)	6	2	—	—	(6)	(2)
New approved capital	—	—	75,000	25,000	—	—
Expired capital	—	—	(66,630)	(22,210)	—	—

As of September 30, 2006	2,673,262	891,087	675,000	225,000	925,481	308,494

Conversion 1.375% 2003/2010 EUR convertible notes (see Note 23)	31,038	10,346	—	—	(31,038)	(10,346)
Stock options (see Note 34)	34,440	11,480	—	—	(34,440)	(11,480)
Employee share purchase program (see Note 34)	3,870	1,290	(3,870)	(1,290)	—	—

As of September 30, 2007	2,742,610	914,203	671,130	223,710	860,002(1)	286,667(1)

Share-based payments (see Note 34)	—	—	—	—	—	—

As of September 30, 2008	2,742,610	914,203	671,130	223,710	860,002(1)	286,667(1)

(1)	Due to rounding, amounts presented may not add up precisely.

Authorized capital (not issued)

The Company’s shareholders authorized the Managing Board, with the approval of the Supervisory Board, to increase capital stock through the issuance of no par value shares registered in the names of the holders and to determine the further content of the rights embodied in the shares and the terms and conditions of the share issue as follows:

a) Authorized Capital 2006 by up to €75 through issuing up to 25 million shares for contributions in cash. The authorization was granted on January 26, 2006 and expires on January 25, 2011. As of September 30, 2008, €71 representing 23.71 million shares are still available for issuance. It replaced Authorized Capital 2001/II—see c).

b) Authorized Capital 2004 by up to €600 through issuing up to 200 million new shares for contributions in cash and/or kind. The authorization was granted on January 22, 2004 and expires on January 21, 2009.

c) Authorized Capital 2001/II by up to €75 through issuing up to 25 million shares for contributions in cash. The authorization was granted on February 22, 2001 until February 1, 2006. It was replaced by Authorized Capital 2006—see a)

Regarding Authorized Capital 2004, with the approval of the Supervisory Board, the Managing Board can exclude shareholders’ pre-emptive rights for capital increases in the form of contributions in kind and in certain pre-stipulated circumstances for contributions in cash.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

In accordance with Authorized Capital 2006 and Authorized Capital 2004, new shares can be issued solely to employees of Siemens AG and its subsidiaries (provided these subsidiaries are not listed companies themselves and do not have their own employee stock schemes). Pre-emptive rights of existing shareholders are excluded.

Conditional capital (not issued)

Conditional capital is provided for the purpose of a) issuing convertible bonds, b) accommodating the exercise of stock option plans and c) settling claims of former Siemens Nixdorf Informationssysteme AG shareholders.

a) Conditional capital provided to service the issuance of bonds with conversion rights or warrants amounts to €702, €702 and €734 representing 234,162 thousand, 234,162 thousand and 244,507 thousand shares of Siemens AG as of September 30, 2008, 2007 and 2006, respectively. The Company’s shareholders authorized the Managing Board in fiscal 2004, to issue bonds in an aggregate principal amount of up to €11,250 with conversion rights (convertible bonds) or with warrants. The authorization will expire on January 21, 2009.

b) Conditional capital to service the 2001 and 1999 Siemens Stock Option Plans amounts to €157, representing 52,317 thousand shares of Siemens AG as of September 30, 2008 and 2007. Of the €157 Conditional capital, €147, representing 49,000 thousand shares are reserved to solely service the 2001 Siemens Stock Option Plan and €10, representing 3,317 thousand shares services both the 2001 and 1999 Siemens Stock Option Plans.

c) Conditional capital provided to issue shares to settle claims offered to former SNI AG shareholders who had not tendered their SNI AG share certificates amounts to €0.6, representing 189 thousand shares as of September 30, 2008, 2007 and 2006. Such rights to claim Siemens shares expired in 2007 and no further shares are to be issued.

Treasury stock

The Company is authorized by its shareholders to acquire up to 10% of Siemens’ capital stock as of the date of the Annual Shareholders’ resolution. A resolution was passed on January 25, 2007 (2007 resolution), with effect from March 1, 2007 and granted until July 24, 2008, permitting the repurchase of 89,163,572 Siemens shares. The 2007 resolution was superseded by another resolution on January 24, 2008 (2008 resolution), which became effective on March 1, 2008 and which has been granted until July 23, 2009, permitting the repurchase of 91,420,342 Siemens shares. Treasury stock may be issued via a stock exchange or through a public sales offer made to all shareholders; or a) retired with the approval of the Supervisory Board, b) used to meet obligations under the Siemens Stock Option Plans (1999 and 2001 plans via the 2007 resolution and 2001 plans via the 2008 resolution), c) offered for purchase to individuals currently or formerly employed by the Company or they may be granted and transferred to such individuals with a holding period of at least two years; or d) used to service conversion or option rights granted by the Company. In addition, the Supervisory Board is authorized to offer repurchased shares to the members of the Managing Board of Siemens AG for purchase as stock-based compensation under the same terms and conditions as those offered to employees of the Company or to grant and transfer such shares to members of the Managing Board with a holding period of at least two years. The 2008 resolution additionally permits, upon approval of the Supervisory Board, e) the transfer to third parties as contributions in kind particularly in connection with business combinations and the acquisition of companies or interests therein and f) the sale to third parties for cash if the price is not significantly lower than the market price on the trading day as defined in detail.

In November 2007, the Company announced a share buy back program. Under the program, the Company expects to conduct share repurchases with a total volume of up to €10 billion by 2010 for the purpose of cancellation and reduction of capital stock and, to a lesser extent, to fulfill obligations arising out of stock based compensation programs.

In fiscal 2008, the Company repurchased a total of 56,201,421 shares at an average price of €77.41 per share. In fiscal 2008, a total of 3,556,139 shares of treasury stock were sold. Thereof, 2,829,239 shares were issued to share-

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

based compensation plan participants to accommodate the exercise of stock options and 720,292 shares were issued to employees under the employee share purchase program with compensation character (see Note 34 for additional information). As of September 30, 2008, 52,645,665 shares remained in treasury with a carrying amount of €4,002.

In fiscal 2007, the Company repurchased a total of 1,306,476 shares, including the 1,290,000 shares relating to the capital increase from Authorized Capital 2006, at an average price of €77.00 per share. In fiscal 2007, a total of 1,306,508 shares of Treasury Stock were issued. Thereof, 1,294,159 shares were issued to employees under the employee share purchase program with compensation character (see Note 34 for additional information) and 12,349 shares of Treasury Stock were transferred primarily as settlement to former SNI AG stockholders. As of September 30, 2007, 383 shares of stock remained in treasury with a carrying amount of €29 thousand.

In fiscal 2006, the Company repurchased a total of 5,925 thousand shares at an average price of €71.11 per share primarily for the purpose of issuing them to employees under the employee share purchase program and other share-based compensation plan participants and as settlement to former SNI stockholders. In fiscal 2006, a total of 5,934 thousand shares of Treasury Stock were issued. Thereof, 4,166 thousand shares were issued to stock-based compensation plan participants to accommodate the exercise of stock options. In addition, in fiscal 2006, 1,760 thousand shares were issued to employees under an employee share purchase program with compensation character. See Note 34 for additional information on share-based compensation. As of September 30, 2006, 415 shares of stock remained in treasury with a carrying amount of €29 thousand.

Additional paid-in capital

In fiscal 2007, additional paid-in capital decreased by €1,168, net of applicable deferred income taxes, as a result of the repurchase of approximately €1.9 billion of the Company’s outstanding convertible notes (see Note 23). In fiscal 2006, additional paid-in capital increased by €487, net of applicable deferred income taxes, representing the amount of the derivative component of the convertible notes that was reclassified to equity upon waiving the cash settlement option (see Note 23).

Other components of equity

The changes in the other components of equity are as follows:

	Year ended September 30, 2008			Year ended September 30, 2007			Year ended September 30, 2006
		Tax			Tax			Tax
	Pretax	effect	Net	Pretax	effect	Net	Pretax	effect	Net

Unrealized holding gains (losses) on available-for-sale financial assets	(158)	10	(148)	29	—	29	(317)	8	(309)
Reclassification adjustments for (gains) losses included in net income	24	2	26	1	—	1	(49)	4	(45)

Net unrealized gains (losses) on available-for-sale financial assets	(134)	12	(122)	30	—	30	(366)	12	(354)
Unrealized gains (losses) on derivative financial instruments	(548)	165	(383)	48	(9)	39	67	(27)	40
Reclassification adjustments for (gains) losses included in net income	212	(66)	146	89	(28)	61	28	(10)	18

Net unrealized gains (losses) on derivative financial instruments	(336)	99	(237)	137	(37)	100	95	(37)	58
Foreign-currency translation differences	(314)	—	(314)	(566)	—	(566)	(320)	—	(320)

	(784)	111	(673)	(399)	(37)	(436)	(591)	(25)	(616)

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

Miscellaneous

Under the German Stock Corporation Act (Aktiengesetz), the amount of dividends available for distribution to shareholders is based upon the earnings of Siemens AG as reported in its statutory financial statements determined in accordance with the German Commercial Code (Handelsgesetzbuch). During the fiscal year ended September 30, 2008, Siemens AG management distributed an ordinary dividend of €1,462 (€1.60 per share) of the fiscal 2007 earnings to its shareholders. During the years ended September 30, 2007 and 2006, Siemens AG management distributed €1,292 (€1.45 per share) of the fiscal 2006 earnings and €1,201 (€1.35 per share) of the fiscal 2005 earnings, respectively, to its shareholders.

The Managing Board proposed a dividend of €1.60 per share of the fiscal 2008 Siemens AG earnings, in total representing approximately €1,378 in expected payments. Payment of the proposed dividend is contingent upon approval by the shareholders at the Annual Shareholders’ Meeting on January 27, 2009.

28.	Additional capital disclosures

As of September 30, 2008 and 2007, the capital structure of the Company was as follows:

	September 30,
	2008	2007	% Change

Total equity attributable to shareholders of Siemens AG	26,774	28,996	(8)%
As a % of total capital (see below)	62%	65%
Short-term debt	1,819	5,637
Long-term debt	14,260	9,860
Total debt	16,079	15,497	4%
As a % of total capital	38%	35%
Total capital (total equity and total debt)	42,853	44,493	(4)%

In fiscal 2008, total equity decreased by 8% compared to fiscal 2007 primarily due to the purchase of treasury stock under our share buy back program, dividend payments to our shareholders offset by an increase in retained earnings. For further information on the share buy back program see Note 27. In fiscal 2008, Siemens repurchased a total of 56,201,421 shares at an average price of €77.41 per share. Total debt increased by 4% in fiscal 2008 due to the issuance of long-term debt, which was partly used to refinance short-term debt (see Note 23). This resulted in a decrease in equity as a percentage of total capital to 62% in fiscal 2008 compared to 65% in fiscal 2007. Debt as a percentage of total capital increased to 38% from 35% in the prior year.

Siemens is not subject to any statutory capital requirements. Commitments exist to sell or otherwise issue common shares in connection with established share-based payment plans. In fiscal 2008, commitments for share-based payments were fulfilled through repurchases of the Company’s shares, which is planned to be continued. In fiscal 2007, commitments for share-based payment plans have been satisfied through capital increases.

As part of our “Fit42010” program, we decided to optimize our capital structure. A key consideration is to maintain ready access to capital markets through various debt products and to preserve our ability to repay and service our debt obligations over time. We therefore set a capital structure goal that is measured by Adjusted industrial net debt divided by Earnings before interest taxes depreciation and amortization (EBITDA) as adjusted. The calculation of Adjusted industrial net debt is set forth in the table below. Adjusted EBITDA is calculated as earnings before income taxes (EBIT) (adjusted) before amortization (defined as amortization and impairments of intangible assets other than goodwill) and depreciation and impairments of property, plant and equipment and goodwill. Adjusted EBIT is income from continuing operations before income taxes less financial income (expense), net and income (loss) from investments accounted for using the equity method, net.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

The target range for our capital structure ratio is 0.8 to 1.0, to be achieved by 2010. As a step toward achieving this target range, we have announced a program to repurchase up to €10 billion in Siemens shares until 2010.

	September 30,
	2008	2007

Short-term debt	1,819	5,637
Plus: Long-term debt	14,260	9,860
Less: Cash and cash equivalents	(6,893)	(4,005)
Less: Current available-for-sale financial assets	(152)	(193)

Net debt	9,034	11,299
Less: SFS Debt excluding internally purchased receivables	(9,359)	(6,675)
Plus: Funded status pension plan	2,460	1,039
Plus: DBO Other post-employment benefits	650	779
Plus: Credit guarantees	480	386
Less: approx. 50% nominal amount hybrid bond	(901)	(1,000)

Adjusted industrial net debt	2,364	5,828

A key factor in maintaining a strong financial profile is Siemens’ credit rating which is affected among other factors by the capital structure, the profitability, the ability to generate cash flow, geographic and product diversification as well as our competitive market position. Siemens’ current corporate credit ratings from Moody’s Investors Service and Standard & Poor’s are noted below:

	Moody’s Investors	Standard &
	Service	Poor’s

Long-term debt	A1	AA−
Short-term debt	P-1	A-1+

On November 9, 2007, Moody’s Investors Service graded Siemens’ long-term corporate credit rating from Aa3 to A1 and set its outlook from “negative” to “stable”. The rating action followed our announcements of a share-buyback program (as mentioned above) and a capital structure target. The rating classification A is the third highest rating within the agency’s debt ratings category. The numerical modifier 1 indicates that our long-term debt ranks in the higher end of the A category. The Moody’s rating outlook is an opinion regarding the likely direction of an issuer’s rating over the medium-term. Rating outlooks fall into the following six categories: positive, negative, stable, developing, ratings under review and no outlook.

Moody’s Investors Service’s rating for Siemens’ short-term corporate credit and commercial paper is P-1, the highest available rating in the prime rating system, which assesses issuers’ ability to honor senior financial obligations and contracts. It applies to senior unsecured obligations with an original maturity of less than one year.

In addition, Moody’s Investors Service published a credit opinion. The most recent credit opinion for Siemens as of June 12, 2008 classified the liquidity profile of the Company as “very healthy”.

Standard & Poor’s rates Siemens’ long-term corporate credit AA−. On June 15, 2007, Standard & Poor’s resolved the “CreditWatch negative”, dated April 26, 2007 and kept a “negative” outlook. Within Standard & Poor’s long-term issue and issuer credit ratings, an obligation rated AA has the second highest rating category assigned. The modifier “−” indicates that Siemens’ long-term debt ranks in the lower end of the AA category. The Standard & Poor’s rating outlook is an opinion regarding the likely direction of an issuer’s rating over the medium-term. Rating outlooks fall into the following four categories: Positive, Negative, Stable and Developing. Outlooks have a time frame of typically two years. Ratings appear on CreditWatch when an event or deviation from an expected trend has

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

occurred or is expected, and additional information is necessary to take a rating action. A rating review will normally be completed within approximately 90 days, unless the outcome of a specific event is pending.

Siemens’ short-term debt and commercial paper is rated A-1+ within Standard & Poor’s short-term issue credit ratings, giving Siemens the highest-ranking short-term rating.

29.	Commitments and contingencies

Guarantees and other commitments

The following table presents the undiscounted amount of maximum potential future payments for each major group of guarantee:

	September 30,
	2008	2007

Guarantees
Credit guarantees	480	386
Guarantees of third-party performance	1,726	1,995
Herkules obligations	3,890	4,200
Other	3,435	1,882

	9,531	8,463

Credit guarantees cover the financial obligations of third parties in cases where Siemens is the vendor and/or contractual partner. These guarantees generally provide that in the event of default or non-payment by the primary debtor, Siemens will be required to settle such financial obligations. In addition, Siemens provides credit guarantees generally as credit-line guarantees with variable utilization to joint ventures and associated and related companies. The maximum amount of these guarantees is subject to the outstanding balance of the credit or, in case where a credit line is subject to variable utilization, the nominal amount of the credit line. These guarantees usually have terms of between one and five years. Except for statutory recourse provisions against the primary debtor, credit guarantees are generally not subject to additional contractual recourse provisions. As of September 30, 2008 and 2007, the Company has accrued €23 and €13, respectively, relating to credit guarantees.

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

The Federal Republic of Germany has commissioned a consortium consisting of Siemens IT Solutions and Services and IBM Deutschland GmbH (IBM) to modernize and operate the non-military information and communications technology of the German Federal Armed Forces (Bundeswehr). This project is called HERKULES. A project company, BWI Informationstechnik GmbH (BWI) will provide the services required by the terms of the contract. Siemens IT Solution and Services is a shareholder in the project company. The total contract value amounts to a maximum of approximately €6 billion. In connection with the consortium and execution of the contract between BWI and the Federal Republic of Germany in December 2006, Siemens issued several guarantees connected to each other legally and economically in favor of the Federal Republic of Germany and of the consortium member IBM. The guarantees ensure that BWI has sufficient resources to provide the required services and to fulfill its contractual obligations. These guarantees are listed as a separate item “HERKULES obligations” in the table above due to their compound and multilayer nature. Total future payments potentially required by Siemens

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

amount to €3.89 billion as of September 30, 2008 and will be reduced by approximately €400 per year over the remaining 9-year contract period. Yearly payments under these guarantees are limited to €400 plus, if applicable, a maximum of €90 in unused guarantees carried forward from the prior year.

Other include indemnifications issued in connection with dispositions of business entities. Such indemnifications protect the buyer from tax, legal and other risks in conjunction with the purchased business entity. Indemnifications primarily relate to NSN, disposed of in fiscal 2007, as well as to SV and EN, disposed of in fiscal 2008 (see Note 4). As of September 30, 2008 and 2007, the total amount accrued for guarantees in Other is €397 and €102, respectively.

As of September 30, 2008, future payment obligations under non-cancellable operating leases are as follows:

2009	631
2010	484
2011	361
2012	286
2013	262
Thereafter	691

Total operating rental expense for the years ended September 30, 2008, 2007 and 2006 was €954, €875 and €816, respectively.

As of September 30, 2008 and 2007, the Company has commitments to make capital contributions of €56 and €103, respectively, to other non-consolidated companies.

The Company is jointly and severally liable and has capital contribution obligations as a partner in commercial partnerships and as a participant in various consortiums.

30.	Legal Proceedings

Public corruption proceedings

Governmental and related proceedings

Public prosecutors and other government authorities in jurisdictions around the world are conducting investigations of Siemens and certain of our current and former employees regarding allegations of public corruption, including criminal breaches of fiduciary duty including embezzlement, as well as bribery, money laundering and tax evasion, among others. These investigations involve allegations of corruption at a number of Siemens’ business units.

On October 4, 2007, pursuant to the application of the Munich prosecutor, the Munich district court imposed a fine of €201 on Siemens. According to the court’s decision, a former manager of the former Communications (Com) Group, acting in concert with others, committed bribery of foreign public officials in Russia, Nigeria and Libya in 77 cases during the period from 2001 to 2004 for the purpose of obtaining contracts on behalf of the Company. In determining the fine, the court based its decision on unlawfully obtained economic benefits in the amount of at least €200 which the court determined the Company had derived from illegal acts of the former employee, to which an additional fine in the amount of €1 was added. The decision of the Munich district court and the settlement (tatsächliche Verständigung) entered into the same day with the German tax authorities, and which was reflected in the fiscal 2007 consolidated financial statements, concluded the German investigations into illegal conduct and tax violations only as they relate to Siemens AG and only as to the former Com Group.

The Munich public prosecutor continues to conduct an investigation of certain current and former employees of the Company on suspicion of criminal breaches of fiduciary duty including embezzlement, as well as bribery and

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

tax evasion. The investigation of the Munich public prosecutor extends beyond the former Com Group. To date, the Munich public prosecutor has announced that Groups under investigation include Siemens’ former Power Transmission and Distribution (PTD) Group, in which a former member of the Managing Board is a suspect, the former Power Generation (PG) Group, the former Medical Solutions (Med) Group, the former Transportation Systems (TS) Group and Siemens’ IT Solutions and Services Group.

The Munich prosecutor also announced an investigation against the former Chairman of the Supervisory Board, the former CEO and other former members of the Supervisory Board and of the Managing Board of Siemens AG. The investigation is based on Section 130 of the German Law on Administrative Offences regarding violations of the duty to take appropriate supervisory measures required to prevent breaches of criminal and administrative law.

In addition, there is a significant number of ongoing investigations into allegations of public corruption involving the Company, certain of our current and former employees or projects in which the Company is involved in a number of jurisdictions around the world, including Argentina, Austria, Bangladesh, China, Germany, Greece, Hungary, Indonesia, Israel, Italy, Malaysia, Nigeria, Norway, Poland, Russia, Switzerland, Vietnam and the U.S. among others. Specific examples include the following:

•	As previously reported, there are ongoing investigations in Switzerland, Italy, and Greece into allegations that certain current and former employees of the former Com Group opened slush fund accounts abroad and operated a system to misappropriate funds from the Company. The Company has learned that Liechtenstein prosecutors have transferred their investigation to Swiss and Munich prosecutors.

•	As previously reported, Milan, Italy and Darmstadt, Germany prosecutors investigated allegations that former Siemens employees provided improper benefits to former employees of Enel in connection with Enel contracts. In Italy, legal proceedings against two former employees ended when the “patteggiamento” (plea bargaining procedure without the admission of guilt or responsibility) by the charged employees and Siemens AG entered into force in November 2006. Prosecutors in Darmstadt brought charges against two other former employees not covered by the “patteggiamento”. In May 2007, the Regional Court of Darmstadt sentenced one former employee to two years in prison, suspended on probation, on counts of commercial bribery and embezzlement. Another former employee was sentenced to nine months in prison, suspended on probation, on counts of aiding and abetting commercial bribery. In connection with these sentences, Siemens AG was ordered to disgorge €38 of profits. In August 2008, the German Federal Supreme Court (Bundesgerichtshof) reversed the convictions of the former employees on counts of commercial bribery and aiding and abetting commercial bribery. As a consequence, the Federal Supreme Court also reversed the disgorgement order of €38 of profits by Siemens AG. Accordingly, Siemens released a corresponding provision of €38 during the fourth quarter of fiscal 2008.

•	The public prosecutor in Milan, Italy is investigating allegations as to whether two employees of Siemens S.p.A. made illegal payments to employees of the state-owned gas and power group ENI. In November 2007, the public prosecutor filed charges against the two employees, Siemens S.p.A. and one of its subsidiaries, as well as against other individuals and companies not affiliated with Siemens.

•	The public prosecutor in Wuppertal, Germany is conducting an investigation against Siemens employees regarding allegations that they participated in bribery related to the awarding of an EU contract for the refurbishment of a power plant in Serbia in 2002.

•	The Norwegian government is investigating payments made by Siemens for golf trips in 2003 and 2004, which were attended by members of the Norwegian Department of Defense, and allegations of bribery and overcharging of the Norwegian Department of Defense related to the awarding of a contract for the delivery of communication equipment in 2001.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

•	The public prosecutor in Athens, Greece concluded his preliminary investigation relating to allegations of active and passive bribery of public officials, money laundering and aiding and abetting the foregoing, in connection with, among others, a telecom contract relating to the 2004 Olympic Games awarded by the Greek government to Siemens and purchases of telecom equipment by the Hellenic Telecommunications Organization SA (OTE) in the late 1990s. In July 2008, the prosecutor named several suspects, including several former Siemens employees, and transferred the case to an investigative Magistrate’s Court in Athens, which can issue criminal charges against specific individuals. Separately, preliminary investigations continue into allegations of bribery by Siemens of the Greek national railways and of the Greek Ministry of Defense and the Military. The Greek Ministry of Finance has also announced tax probes into the local operations of Siemens.

•	Siemens Zrt. Hungary and certain of its employees are being investigated by Hungarian authorities in connection with allegations concerning suspicious payments in connection with consulting agreements with a variety of shell corporations and bribery relating to the awarding of a contract for the delivery of communication equipment to the Hungarian Armed Forces.

•	The Vienna, Austria public prosecutor is conducting an investigation into payments between 1999 and 2006 relating to Siemens AG Austria and its subsidiary VAI for which valid consideration could not be identified.

•	Authorities in Russia are conducting an investigation into alleged embezzlement of public funds in connection with the award of contracts to Siemens for the delivery of medical equipment to public authorities in Yekaterinburg in the years 2003 to 2005.

•	In October 2008, U.S. authorities conducted a search at the premises of Siemens Building Technologies Inc. in Cleveland, Ohio in connection with a previously ongoing investigation into activities with Cuyahoga County government agencies.

•	There are currently numerous public corruption-related governmental investigations in China, involving several divisions of Siemens Ltd. China, primarily the former Med Group, but also the former Group Automation & Drives and Siemens IT Solutions and Services. The investigations have been initiated by prosecutors in several regions and provinces, including Guangdong, Jilin, Xi’an, Wuxi, Shanghai, Ting Hu, Shandong, Hunan, and Guiyang.

•	The Argentinean Anti-Corruption Authority is conducting an investigation into corruption of government officials in connection with the awarding to Siemens in 1998 of the contract for the development and operation of a system for the production of identity cards, border control, collection of data and voters’ registers. A search was executed at the premises of Siemens Argentina and Siemens IT Services SA in Buenos Aires in August 2008. The Argentinean investigative judge also requested judicial assistance from the Munich prosecutor and the federal court in New York.

•	In June 2008, the court of first instance in Kalimantan Province, Indonesia, found the head of the former Med Group of Siemens PT Indonesia not guilty of the allegations that he participated in bribery, fraud, and overcharging related to the awarding of a contract for the delivery of medical equipment to a hospital in 2003. The decision has been appealed by the prosecutor.

As previously reported, the U.S. Department of Justice (DOJ) and the U.S. Securities and Exchange Commission’s (SEC) enforcement division are conducting investigations of possible criminal and civil violations, respectively, by Siemens of the U.S. Foreign Corrupt Practices Act (FCPA), some of which relate to the matters described above. The Company is cooperating with these investigations.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

The SEC and the DOJ are also investigating possible violations of U.S. law by Siemens in connection with the Oil-for-Food Program. The Company is cooperating with the SEC and DOJ. A French investigating magistrate commenced a preliminary investigation regarding the participation of French companies, including Siemens France S.A.S., in the Oil-for-Food Program. German prosecutors also began an investigation in this matter in August 2007. Siemens is cooperating with the authorities in France and Germany.

As a result of the above described matters and as a part of its policy of cooperation, Siemens contacted the World Bank and offered to assist the World Bank in any matter that might be of interest to the World Bank. Since that time, Siemens has been in contact with the World Bank Department of Institutional Integrity and intends to continue its policy of cooperation. Siemens was also contacted by representatives of regional development banks, including the Inter-American Development Bank, the Asian Development Bank, the African Development Bank, the European Bank for Reconstruction and Development and the European Investment Bank, regarding anti-corruption inquiries and other matters of relevance to them.

In May 2008, Siemens received a decision issued by the Controller of the United Nations upon the recommendation of the Vendor Review Committee of the United Nations Secretariat Procurement Division (UNPD). According to the decision, which is based on the Fifth and Final Report (IIC Report) of the Independent Inquiry Committee into the United Nations Oil for Food Program, Siemens Medical Solutions was to be suspended for a minimum period of six months, effective as of May 23, 2008, from the UNPD Vendor Roster. Siemens appealed the decision. The review of the decision is pending.

In November 2008, Siemens AG announced that it would accrue a provision in the amount of approximately €1 billion in fiscal year 2008 in connection with ongoing discussions with the Munich public prosecutor, the SEC and DOJ for the purpose of resolving their respective investigations.

Civil litigation

In February 2007, an alleged holder of Siemens AG American Depositary Shares filed a derivative lawsuit with the Supreme Court of the State of New York against certain current and former members of Siemens AG’s Managing and Supervisory Boards as well as against Siemens AG as a nominal defendant, seeking various forms of relief relating to the allegations of corruption and related violations at Siemens. The suit is currently stayed.

In July 2008, OTE filed a lawsuit against Siemens AG in the district court of Munich, Germany seeking to compel Siemens to disclose the outcome of its internal investigations with respect to OTE. OTE seeks to obtain information with respect to allegations of undue influence and/or acts of bribery in connection with contracts concluded with OTE from 1992 to 2006. On September 25, 2008, Siemens was served with the complaint by the district court.

The Company has become aware of media reports that in June 2008 the Republic of Iraq filed an action requesting unspecified damages against 93 named defendants with the United States District Court for the Southern District of New York on the basis of findings made in the IIC Report. Siemens S.A.S France, Siemens A.S. Turkey and Osram Middle East FZE, Dubai are reported to be among the 93 named defendants. None of the Siemens affiliates have been served to date.

The Company remains subject to corruption-related investigations in the United States and other jurisdictions around the world. As a result, additional criminal or civil sanctions could be brought against the Company itself or against certain of its employees in connection with possible violations of law, including the FCPA. In addition, the scope of pending investigations may be expanded and new investigations commenced in connection with allegations of bribery and other illegal acts. The Company’s operating activities, financial results and reputation may also be negatively affected, particularly due to imposed penalties, fines, disgorgements, compensatory damages, third-party litigation, including by competitors, the formal or informal exclusion from public

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

procurement contracts or the loss of business licenses or permits. As previously reported and as described above, the Munich district court imposed a fine in October 2007 and the Company recorded a provision in fiscal 2008 in connection with the investigations. However, no additional charges or provisions for any such penalties, fines, disgorgements or damages have been recorded or accrued as management does not yet have enough information to estimate such amounts reliably. The Company expects that additional expenses and provisions will need to be recorded in the future for penalties, fines, damages or other charges, which could be material, in connection with the investigations. The Company will also have to bear the costs of continuing investigations and related legal proceedings, as well as the costs of on-going remediation efforts. Furthermore, changes affecting the Company’s course of business or changes to its compliance programs beyond those already taken may be required, including any changes that may be mandated in connection with a resolution of the ongoing investigations.

Siemens’ response

The Company engaged Debevoise, an independent external law firm, to conduct an independent and comprehensive investigation to determine whether anti-corruption regulations have been violated and to conduct an independent and comprehensive assessment of the compliance and control systems of Siemens. Debevoise reports directly and exclusively to the Compliance Committee of the Supervisory Board and is being assisted by forensic accountants from the international accounting firm Deloitte & Touche.

In July 2008, the Supervisory Board of Siemens AG resolved to claim damages from former members of the former Corporate Executive Committee of the Managing Board of Siemens AG. The claims are based on breaches of their organizational and supervisory duties in view of the accusations of illegal business practices and extensive bribery that occurred in the course of international business transactions and the resulting financial burdens to the Company. Claims are being asserted against ten former executives, including two former Chief Executive Officers of Siemens and a former Chief Financial Officer. Claims for damages are also being brought against one of the aforementioned ten former executives and one additional former member of the Managing Board in connection with payments made to the former head of the independent employee association AUB (Arbeitsgemeinschaft Unabhängiger Betriebsangehöriger). The former executives have been invited to respond to the claims before legal action for damages is taken. In addition, in September 2008, two former chairmen of the Supervisory Board, one of whom is also a former CEO and referred to above, have been invited to respond to allegations that they had breached their supervisory duties, before the Company considers further steps and the possible enforcement of damage claims against them.

As previously reported, during fiscal year 2007, the Company conducted an analysis of the impact on the Company’s financial statements of issues raised by allegations of violations of anti-corruption legislation. Please refer to Item 5: “Operating and Financial Review and Prospects—Financial Impact of Compliance Matters” of the Annual Report on Form 20-F for the fiscal year ended September 30, 2007. During fiscal year 2008, Debevoise has identified and reported to the Company evidence of payments to business consultants, sales-related intermediaries and cash payments. The Company has analyzed whether such payments were considered in its analysis of income tax non-deductible payments conducted in fiscal 2007 and identified no additional income tax impact from such payments. The Company is also analyzing certain inter-company transactions identified by Debevoise and does not expect a significant impact on its consolidated financial statements from these transactions.

As previously reported, the Company also investigates evidence of additional bank accounts at various locations. The Company is investigating the amount of the funds, as well as whether such funds can be recorded on the Company’s balance sheet. Certain funds have been frozen by authorities. Approximately €11 was recorded in the Company’s consolidated balance sheet for fiscal 2007, mostly relating to funds paid back by a former officer in January 2007 and funds received from a trust account in October and November 2007. In October 2008, the Company recovered additional funds in immaterial amounts from certain such accounts.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

The Company has implemented a number of remediation measures to improve the compliance procedures and internal controls and is committed to continuing to diligently and vigorously review its anti-corruption controls and processes.

Antitrust proceedings

The Company is the subject of antitrust investigations and proceedings in a number of jurisdictions around the world. Specific examples are described below.

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

In December 2006, the Japanese Fair Trade Commission (FTC) searched the offices of more than ten producers and dealers of healthcare equipment, including Siemens Asahi Medical Technologies Ltd., in connection with an investigation into possible antitrust violations. Siemens Asahi Medical Technologies is cooperating with the FTC in the ongoing investigation. In February 2008, the FTC announced its findings. Siemens was found not guilty of participating in antitrust violations, and was therefore not fined or otherwise punished.

In February 2007, the French Competition Authority launched an investigation into possible antitrust violations involving several companies active in the field of suburban trains, including Siemens Transportation Systems S.A.S. in Paris, and the offices were searched. The Company is cooperating with the French Competition Authority.

In February 2007, the Norwegian Competition Authority launched an investigation into possible antitrust violations involving Norwegian companies active in the field of fire security, including Siemens Building Technologies AS. The Company is cooperating in the ongoing investigation with the Norwegian Competition Authority. The Norwegian Competition Authority has not yet announced a schedule for the completion of the investigation.

In February 2007, the European Commission launched an investigation into possible antitrust violations involving European producers of power transformers, including Siemens AG and VA Tech, which Siemens acquired in July 2005. The German Antitrust Authority (Bundeskartellamt) has become involved in the proceeding and is responsible for investigating those allegations which relate to the German market. Power transformers are electrical equipment used as major components in electric transmission systems in order to adapt voltages. The Company is cooperating in the ongoing investigation with the European Commission and the German Antitrust Authority. The European Commission and the German Antitrust Authority have not yet announced a schedule for the completion of their investigation.

In April 2007, Siemens AG and VA Tech filed actions before the European Court of First Instance in Luxemburg against the decisions of the European Commission dated January 24, 2007, to fine Siemens and VA Tech for alleged antitrust violations in the European Market of high-voltage gas-insulated switchgear between 1988 and 2004. Gas-insulated switchgear is electrical equipment used as a major component for turnkey power substations. The fine imposed on Siemens amounted to €396.6. The fine imposed on VA Tech, which Siemens AG acquired in July 2005, amounted to €22.1. VA Tech was declared jointly liable with Schneider Electric for a separate fine of €4.5. The European Court of First Instance has not yet issued a decision. Furthermore, authorities in Brazil, New Zealand, the Czech Republic, Slovakia and South Africa are conducting investigations into the same

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

possible antitrust violations. On October 25, 2007, upon the Company’s appeal, a Hungarian competition court reduced administrative fines imposed on Siemens AG from €0.320 to €0.120 and from €0.640 to €0.110 regarding VA Tech. We have appealed this decision. In January 2008, the Competition Authority of Slovakia imposed a fine of €3.3 on Siemens and VA Tech. The Company has filed an appeal against this decision. In June 2008, a court of first instance in the Czech Republic reversed the decision by the national competition authority and ordered the authority to repay to Siemens the €11.7 fine imposed by the authority. The authority has the right to appeal the decision.

In April 2007, the Polish Competition Authority launched an investigation against Siemens Sp. z o.o. Poland regarding possible antitrust violations in the market for the maintenance of diagnostic medical equipment. In May 2008, the Authority issued a final decision finding that Siemens Poland had not violated antitrust regulations.

In June 2007, the Turkish Antitrust Agency confirmed its earlier decision to impose a fine of approximately €6 on Siemens AS Turkey based on alleged antitrust violations in the traffic lights market. Siemens Turkey has appealed this decision and this appeal is still pending. It is possible that as a result of this decision, Siemens could be debarred from participating in public sector tender offers in Turkey for a one- to two-year period.

In December 2007, a suit and motion for approval of a class action was filed in Israel to commence a class action based on the fines imposed by the European Commission for alleged antitrust violations in the high-voltage gas-insulated switchgear market. Thirteen companies have been named as defendants in the suit and motion, among them Siemens AG Germany, Siemens AG Austria and Siemens Israel Ltd. The class action alleges damages to electricity consumers in Israel in the amount of approximately €575 related to higher electricity prices claimed to have been paid because of the alleged antitrust violations. The court has not yet ruled on the motion for approval of the class action.

Other proceedings

In February 2007, the Company announced that public prosecutors in Nuremberg are conducting an investigation of certain current and former employees of the Company on suspicion of criminal breach of fiduciary duties against Siemens, tax evasion and a violation of the German Works Council Constitution Act (Betriebsverfassungsgesetz). The investigation related to an agreement entered into by Siemens with an entity controlled by the former head of the independent employee association AUB (Arbeitsgemeinschaft Unabhängiger Betriebsangehöriger) and payments made during the period 2001 to 2006 for which Siemens may not have received commensurate services in return. In April 2007, the labor union IG Metall lodged a criminal complaint against unknown individuals on suspicion that the Company breached the provisions of Section 119 of the Works Council Constitution Act by providing undue preferential support to AUB in connection with elections of the members of the Company’s works councils. In July 2008, the Nürnberg-Fürth prosecutor brought charges against a former member of the Managing Board on several counts of criminal breach of fiduciary duty and tax evasion. In September 2008, the trial against this former member started before the Regional Court of Nürnberg-Fürth. Furthermore, the Nürnberg-Fürth prosecutor has initiated an investigation against two other former members of the Managing Board on suspicion of abetting breach of fiduciary duty.

As previously reported, Siemens requested arbitration against the Republic of Argentina before the International Center for Settlement of Investment Disputes (ICSID) of the World Bank. Siemens claimed that Argentina unlawfully terminated its contract with Siemens for the development and operation of a system for the production of identity cards, border control, collection of data and voters’ registers and thereby violated the Bilateral Investment Protection Treaty between Argentina and Germany (BIT). Siemens sought damages for expropriation and violation of the BIT of approximately U.S.$500 million. Argentina disputed jurisdiction of the ICSID arbitration tribunal and argued in favor of jurisdiction of the Argentine administrative courts. The arbitration tribunal rendered a decision on August 4, 2004, finding that it had jurisdiction over Siemens’ claims and that Siemens was entitled to present its claims. A hearing on the merits of the case took place before the ICSID arbitration tribunal in Washington in

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

October 2005. An unanimous decision on the merits was rendered by the ICSID arbitration tribunal on February 6, 2007, awarding Siemens compensation in the amount of U.S.$217.8 million on account of the value of its investment and consequential damages, plus compound interest thereon at a rate of 2.66% since May 18, 2001. The tribunal also ruled that Argentina is obligated to indemnify Siemens against any claims of subcontractors in relation to the project (amounting to approximately U.S.$44 million) and, furthermore, that Argentina would be obligated to pay Siemens the full amount of the contract performance bond (U.S.$20 million) in the event this bond was not returned within the time period set by the tribunal (which period subsequently elapsed without delivery). On June 4, 2007, Argentina filed with ICSID an application for the annulment and stay of enforcement of the award, alleging serious procedural irregularities. An ad hoc committee has been appointed to consider Argentina’s application. On June 6, 2008, Argentina filed with ICSID an application for revision and request for stay of enforcement of the award alleging the discovery of new, previously unknown facts that would have decisively affected the award. Argentina relies on information reported in the media alleging bribery by Siemens, which it argues makes the BIT inapplicable. The application for revision was registered by ICSID on June 9, 2008 and forwarded to the original members of the ICSID arbitration tribunal. The application for revision may result in a stay with respect to Argentina’s application for annulment pending before the ad hoc committee. On September 12, 2008, the arbitral tribunal issued its initial procedural order requiring that Argentina submit its memorial supporting the application for revision by February 13, 2009. The tribunal postponed its decision regarding leave to submit a counterclaim until the request has been formulated and substantiated. No deadline was set.

Pursuant to an agreement dated June 6, 2005, the Company sold its mobile devices business to Qisda Corp. (formerly named BenQ Corp.), a Taiwanese company. A dispute arose in 2006 between the Company and Qisda concerning the calculation of the purchase price. From September 2006 onwards, several subsidiaries in different countries used by Qisda for purposes of the acquisition of various business assets from the Company filed for insolvency protection and failed to fulfill their obligations under various contracts transferred to them by the Company under the 2005 agreement. On December 8, 2006, the Company initiated arbitration proceedings against Qisda requesting a declaratory award that certain allegations made by Qisda in relation to the purchase price calculation are unjustified. The Company further requested an order that Qisda perform its obligations and/or the obligations of its local subsidiaries assumed in connection with the acquisition or, in the alternative, that Qisda indemnify the Company for any losses. The Company’s request for arbitration was filed with the International Chamber of Commerce in Paris (ICC). The seat of arbitration is Zurich, Switzerland. In March 2007, Qisda raised a counterclaim alleging that the Company made misrepresentations in connection with the sale of the mobile devices business and asserted claims for the adjustment of the purchase price. In November 2007, the Company expanded its claims that Qisda indemnify the Company in relation to any losses suffered as a result of Qisda’s failure to perform its obligations and/or the obligations of its locally incorporated subsidiaries. Qisda amended its counterclaim in March 2008 by (i) changing its request for declaratory relief with regard to the alleged misrepresentations to a request for substantial damages, and (ii) raising further claims for substantial damages and declaratory relief. The Company has requested that the arbitral tribunal dismiss the counterclaim.

Siemens AG is member of a supplier consortium consisting of Siemens AG and a further consortium consisting of Areva NP SAS and its 100% affiliate Areva NP GmbH. The Company holds a 34% share in Areva NP SAS. The supplier consortium was contracted by Teollisuuden Voima Oyj (TVO) for the nuclear power plant project “Olkilouto 3” in Finland. The Company’s participation in the project is approximately 27%. The project is expected to be delayed by a minimum of 30 months for reasons disputed by TVO and the supplier consortium. TVO and the supplier consortium are attempting to resolve their dispute amicably. However, if they are unsuccessful, the commencement of arbitration proceedings is likely.

In July 2008, Mr. Abolfath Mahvi filed a request for arbitration with the ICC seeking an award of damages against Siemens in the amount of DM 150 million (approximately €77) plus interest. Mr. Mahvi’s claim is based on a contract concluded in 1974 between a then subsidiary of Siemens and two companies, one domiciled in the

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

Bermudas and the other in Liberia. Mr. Mahvi alleges that he is the successor in interest to the Bermudan and Liberian companies and that the companies assisted Siemens with the acquisition of a power plant project in Bushehr, Iran. Siemens believes Mr. Mahvi’s claim to be without merit, particularly because the contract on which his claim is based was the subject of a previous ICC arbitration that resulted in the dismissal of the action filed against Siemens.

Information required under IAS 37 Provisions, Contingent Liabilities and Contingent Assets is not disclosed for certain legal proceedings, if the Company concludes that the disclosure can be expected to prejudice seriously the outcome of the litigation.

Siemens AG and its subsidiaries have been named as defendants in various other legal actions and proceedings arising in connection with their activities as a global diversified group. Some of these pending proceedings have been previously disclosed. Some of the legal actions include claims for substantial compensatory or punitive damages or claims for indeterminate amounts of damages. Siemens is from time to time also involved in regulatory investigations beyond those described above. Siemens is cooperating with the relevant authorities in several jurisdictions and, where appropriate, conducts internal investigations regarding potential wrongdoing with the assistance of in-house and external counsel. Given the number of legal actions and other proceedings to which Siemens is subject, some may result in adverse decisions. Siemens contests actions and proceedings when it considers it appropriate. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, Siemens often cannot predict what the eventual loss or range of loss related to such matters will be. Although the final resolution of these matters could have a material effect on Siemens’ consolidated operating results for any reporting period in which an adverse decision is rendered, Siemens believes that its consolidated financial position should not be materially affected by these various other legal actions and proceedings.

31. Additional disclosures on financial instruments

This section gives a comprehensive overview of the significance of financial instruments for Siemens and provides additional information on balance sheet items that contain financial instruments.

The following table presents the carrying amounts of each category of financial assets and liabilities:

	September 30,
	2008	2007

Financial assets:
Loans and receivables	25,138	21,428
Cash and cash equivalents	6,893	4,005
Available-for-sale financial assets	703	935
Derivatives with a hedging relationship	538	367
Financial assets held for trading	459	576

	33,731	27,311

Financial liabilities:
Financial liabilities measured at amortized cost	26,337	25,926
Financial liabilities held for trading	1,004	657
Derivatives with a hedging relationship	401	260

	27,742	26,843

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

The following table presents the fair values and carrying amounts of financial assets and liabilities measured at cost or amortized cost:

	September 30, 2008		September 30, 2007
		Carrying		Carrying
	Fair value	amount	Fair value	amount

Financial assets measured at cost or amortized cost
Trade and other receivables*	19,787	19,787	18,163	18,163
Cash and cash equivalents	6,893	6,893	4,005	4,005
Other non-derivative financial assets	5,351	5,351	3,265	3,265
Available-for-sale financial assets**	—	518	—	655
Financial liabilities measured at cost or amortized cost
Notes and bonds	12,069	12,966	8,897	8,889
Trade payables	8,886	8,886	8,431	8,431
Loans from banks and other financial indebtedness	2,820	2,879	6,287	6,322
Obligations under finance leases	228	233	277	286
Other non-derivative financial liabilities	1,373	1,373	1,998	1,998

*	This caption consists of (i) short-term trade and other receivables (see Note 12), as well as (ii) trade receivables from sale of goods and services, receivables from finance leases and receivables from associated and not consolidated related Companies which are included in other financial assets (see Note 20).

**	This caption consists of equity instruments classified as available-for-sale, for which a fair value could not be reliably measured and which are recognized at cost.

The fair values of cash and cash equivalents, current receivables, trade payables, other current financial liabilities and commercial paper and borrowings under revolving credit facilities approximate their carrying amount largely due to the short-term maturities of these instruments.

Long-term fixed-rate and variable-rate receivables, including receivables from finance leases, are evaluated by the Company based on parameters such as interest rates, specific country risk factors, individual creditworthiness of the customer and the risk characteristics of the financed project. Based on this evaluation, allowances are taken to account for the expected losses of these receivables. As of September 30, 2008 and 2007, the carrying amounts of such receivables, net of allowances, approximate their fair values.

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

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

Financial assets and liabilities measured at fair value are presented in the following table:

	September 30,
	2008	2007

Financial assets measured at fair value
Available-for-sale financial assets	185	280
Derivative financial instruments	997	943
Without hedging relationship	331	469
In connection with fair value hedges	394	176
Foreign currency exchange derivatives	15	25
Interest rate derivatives	379	151
In connection with cash flow hedges (foreign currency exchange derivatives)	144	191
Embedded derivatives	128	107
Financial liabilities measured at fair value
Derivative financial instruments	1,405	917
Without hedging relationship	860	403
In connection with fair value hedges	70	103
Foreign currency exchange derivatives	18	3
Interest rate derivatives	52	100
In connection with cash flow hedges	331	157
Foreign currency exchange derivatives	331	155
Interest rate derivatives	—	2
Other embedded derivatives	144	254

Fair values for available-for-sale financial assets are derived from quoted market prices in active markets, if available. In certain cases, fair values are estimated using a valuation technique.

The Company limits default risks in derivative instruments by a careful counterparty selection. Derivative instruments are principally transacted with financial institutions with investment grade credit ratings. The fair valuation of derivative instruments at Siemens incorporates all factors that market participants would consider, including an adequate consideration of the counterparties’ credit risks. This assures that, especially given the current credit crisis, the counterparties’ credit risks themselves as well as any changes in the counterparties’ credit worthiness are included in the fair valuation of the Company’s derivative instruments and thus reflected in the Consolidated Financial Statements. The exact calculation of fair values for derivative financial instruments depends on the specific type of instruments:

Derivative interest rate contracts—The fair values of derivative interest rate contracts (e.g. interest rate swap agreements) are estimated by discounting expected future cash flows using current market interest rates and yield curves over the remaining term of the instrument. Interest rate options are valued on the basis of quoted market prices or on estimates based on option pricing models.

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

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

Net gains (losses) of financial instruments are as follows:

	September 30,
	2008	2007

Loans and receivables	(284)	(158)
Financial assets and financial liabilities held for trading	63	60
Financial liabilities measured at amortized cost	11	57
Available-for-sale financial assets	(1)	(66)

Net (losses) on available-for-sale financial assets include impairment losses, gains or losses on derecognition and the ineffective portion of fair value hedges. For the amount of unrealized gains or losses on available-for-sale financial assets recognized directly in equity during the fiscal year and the amount removed from equity and recognized in net income for the fiscal year see Other components of equity in Note 27.

Net (losses) on loans and receivables contain changes in valuation allowances, gains or losses on derecognition as well as recoveries of amounts previously written-off.

Net gains on financial liabilities measured at amortized cost are comprised of gains or losses from derecognition and the ineffective portion of fair value hedges.

Net gains on financial assets and financial liabilities held for trading consist of changes in the fair value of derivative financial instruments (including interest income and expense), for which hedge accounting is not applied.

Collateral

Siemens holds securities as collateral on reverse repurchase agreements and is permitted to sell or re-pledge these securities. As of September 30, 2008 and 2007 the fair value of the collateral held amounted to €251 million and €251 million, respectively. As of September 30, 2008, the right to sell or re-pledge the collateral has not been exercised. The Company did not pledge any financial or non-financial assets as collateral during the fiscal year 2008.

32. Derivative financial instruments and hedging activities

As part of the Company’s risk management program, a variety of derivative financial instruments are used to reduce risks resulting primarily from fluctuations in foreign currency exchange rates and interest rates, as well as to reduce credit risks. For additional information on the Company’s risk management strategies, including the use of derivative financial instruments to mitigate or eliminate certain of these risks, see also Note 33.

The fair values of each type of derivative financial instruments are as follows:

	September 30, 2008		September 30, 2007
	Asset	Liability	Asset	Liability

Foreign currency exchange contracts	371	979	602	420
Interest rate swaps and combined interest/currency swaps	424	168	175	239
Embedded derivatives	128	144	107	254
Options	65	56	19	—
Other	9	58	40	4

	997	1,405	943	917

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

Foreign currency exchange risk management

As described in Note 33, the Company employs various derivative financial instruments in order to mitigate or eliminate certain foreign-currency exchange risks.

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

The Company also has foreign-currency derivative instruments, which are embedded in certain sale and purchase contracts denominated in a currency other than the functional currency of the significant parties to the contract, principally the U.S.$. Gains or losses relating to such embedded foreign-currency derivatives are reported in Cost of goods sold and services rendered in the Consolidated Statements of Income.

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

Cash flow hedges—Changes in fair value of forward exchange contracts that were designated as foreign-currency cash flow hedges are recorded as follows: the portion of the fair value changes that is determined to be an effective hedge is recognized in Other components of equity, whereas the ineffective portion of the fair value change is recognized in profit or loss. As of September 30, 2008 and 2007, the ineffective portion that was immediately recorded in profit or loss amounted to €1 and €—, respectively. During the years ended September 30, 2008, 2007 and 2006, net gains of €5, €1, and €3, respectively, were reclassified from Other components of equity into net income (loss) because the occurrence of the related hedged forecasted transaction was no longer probable.

It is expected that €33 of net deferred losses in Other components of equity will be reclassified into Cost of goods sold and services rendered during the year ended September 30, 2009, when the hedged forecasted foreign-currency denominated sales and purchases occur.

As of September 30, 2008, the maximum length of time over which the Company is hedging its future cash flows associated with foreign-currency forecasted transactions is 218 months.

Fair value hedges—As of September 30, 2008 and 2007, the Company hedged firm commitments using forward exchange contracts that were designated as foreign-currency fair value hedges of future sales related primarily to the Company’s project business and, to a lesser extent, purchases. As of September 30, 2008 and 2007, the hedging transactions resulted in the recognition of financial assets of €19 and €2, respectively, and financial liabilities of €34 and €31, respectively, for the hedged firm commitments, whose changes in fair value were charged to Cost of goods sold and services rendered. Changes in fair value of the derivative contracts were also recorded in Cost of goods sold and services rendered.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

Interest rate risk management

Interest rate risk arises from the sensitivity of financial assets and liabilities to changes in market rates of interest. The Company seeks to mitigate such risk by entering into interest rate derivative financial instruments such as interest rate swaps (see also Note 33), options and, to a lesser extent, cross-currency interest rate swaps and interest rate futures.

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

Fair value hedges of fixed-rate debt obligations

Under the interest rate swap agreements outstanding during the years ended September 30, 2008 and 2007, the Company agrees to pay a variable rate of interest multiplied by a notional principle amount, and receives in return an amount equal to a specified fixed rate of interest multiplied by the same notional principal amount. These interest rate swap agreements offset an impact of future changes in interest rates on the fair value of the underlying fixed-rate debt obligations. The interest rate swap contracts are reflected at fair value in the Company’s Consolidated Balance Sheets and the related portion of fixed-rate debt being hedged is reflected at an amount equal to the sum of its carrying amount plus an adjustment representing the change in fair value of the debt obligations attributable to the interest rate risk being hedged. Changes in the fair value of interest rate swap contracts and the offsetting changes in the adjusted carrying amount of the related portion of fixed-rate debt being hedged, are recognized as adjustments to the line item Financial income (expense), net in the Consolidated Statements of Income. The net effect recognized in Financial income (expense), net, representing the ineffective portion of the hedging relationship, amounted to €(7) and €7 in fiscal 2008 and 2007, respectively. Net cash receipts and payments relating to such interest rate swap agreements are recorded as interest expense, which is part of Financial income (expense), net.

The Company had interest rate swap contracts to pay variable rates of interest (average rate of 4.5%, 5.2% and 5.0% as of September 30, 2008, 2007 and 2006, respectively) and received fixed rates of interest (average rate of 5.6, 5.7% and 5.7% as of September 30, 2008, 2007 and 2006, respectively). The notional amount of indebtedness hedged as of September 30, 2008, 2007 and 2006 was €11,766, €7,326 and €5,752, respectively. This changed 89%, 82% and 44% of the Company’s underlying notes and bonds from fixed interest rates into variable interest rates as of September 30, 2008, 2007 and 2006, respectively. The notional amounts of these contracts mature at varying dates based on the maturity of the underlying hedged items. The net fair value of interest rate swap contracts (excluding accrued interest) used to hedge indebtedness as of September 30, 2008, 2007 and 2006 was €291, €20 and €207, respectively.

Fair value hedges of available-for-sale financial assets

During the years ended September 30, 2008 and 2007, the Company had applied fair value hedge accounting for certain fixed-rate available-for-sale financial assets. However, fair value hedge accounting was terminated at the beginning of fiscal year 2008 since the majority of the hedged item was derecognised. To offset the impact of future changes in interest rates on the fair value of the underlying fixed-rate available-for-sale financial assets, interest rate

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

swap agreements had been entered into. As long as hedge accounting was applied, the interest rate swap contracts and the related portion of the available-for-sale financial assets were reflected at fair value in the Company’s Consolidated Balance Sheets. Changes in the fair value of interest rate swap contracts and the offsetting changes in fair value of the available-for-sale financial assets being hedged attributable to the interest rate risk being hedged were recognized as adjustments to the line item Financial income (expense), net in the Consolidated Statements of Income. The net effect recognized in Financial income (expense), net, representing the ineffective portion of the hedging relationship, amounted to €— and €9 in fiscal 2008 and 2007, respectively.

Cash flow hedges of revolving term deposits

During the years ended September 30, 2008, 2007 and 2006, the Company applied cash flow hedge accounting for a revolving term deposit. Under the interest rate swap agreements entered into, the Company agrees to pay a variable rate of interest multiplied by a notional principle amount, and to receive in return an amount equal to a specified fixed rate of interest multiplied by the same notional principal amount. These interest rate swap agreements offset the effect of future changes in interest payments of the underlying variable-rate term deposit. The interest rate swap contracts are reflected at fair value and the effective portion of changes in fair value of the interest rate swap contracts that were designated as cash flow hedges are recorded in Other components of equity; any ineffective portion of changes in fair value are recognized in profit or loss. In fiscal 2008 and 2007, the cash flow hedges of revolving term deposits did not lead to any material ineffective portions recognized in profit or loss (less than €1). Net cash receipts and payments relating to such interest rate swap agreements are recorded as interest income, which is part of Financial income (expense), net.

33. Financial risk management

Market risks

Increasing market fluctuations may result in significant cash-flow and profit volatility risk for Siemens. Its worldwide operating business as well as its investment and financing activities are affected by changes in foreign exchange rates, interest rates and equity prices. To optimize the allocation of the financial resources across the Siemens segments and entities, as well as to secure an optimal return for its shareholders, Siemens identifies, analyzes and proactively manages the associated financial market risks. The Company seeks to manage and control these risks primarily through its regular operating and financing activities, and uses derivative instruments when deemed appropriate.

Management of financial market risk is a key priority for Siemens’ Managing Board. As a member of this Board, the Chief Financial Officer covers the specific responsibility for this part of the overall risk management system. At the highest level, the Managing Board retains ultimate accountability. For practical business purposes, the Managing Board delegates responsibilities to central functions and to the Siemens segments and entities. SFS holds a minor trading portfolio which is subject to tight limits. As of September 30, 2008, it has a value-at-risk close to zero.

Within the various methodologies to analyze and manage risk, Siemens implemented a system based on “sensitivity analysis”. This tool enables the risk managers to identify the risk position of the entities. Sensitivity analysis provides an approximate quantification of the exposure in the event that certain specified parameters were to be met under a specific set of assumptions. The risk estimates provided here assume:

•	a 20% decrease in equity prices of all investments traded in an active market, which are classified as current available-for-sale financial assets;

•	a simultaneous, parallel foreign exchange rates shift in which the Euro depreciates against all currencies by 10%;

•	a parallel upwards shift of 100-basis points of the interest rate yield curves in all currencies.

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

Any market sensitive instruments, including equity and interest bearing investments that our Company’s pension plans hold are not included in the following quantitative and qualitative disclosure. For additional information see Note 24.

Equity price risk

Siemens’ investment portfolio consists of direct and indirect investments in publicly traded companies held for purposes other than trading. These participations result from strategic partnerships, spin-offs, IPOs of strategic venture capital investments or compensation from M&A transactions.

The equity investments are monitored based on their current market value, affected by the fluctuations in the volatile stock markets worldwide. The market value of Siemens’ portfolio as of September 30, 2008 was €104, a reduction of €93 compared to September 30, 2007.

An adverse move in equity prices of 20% as of September 30, 2008 would reduce the value of Siemens’ equity investments by €21 compared to €39 the year before, meaning that the equity price risk has significantly decreased over the last year.

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

Siemens has established a foreign exchange risk management system that has an established track record for years. Each Siemens unit is responsible for recording, assessing, monitoring, reporting and hedging its foreign currency transaction exposure. The binding guideline for Siemens segments and entities developed by the Corporate Finance department, provides the concept for the identification and determination of the single net currency position and commits the units to hedge it in a narrow band: at least 75% but no more than 100% of their net foreign currency exposure. In addition, the Corporate Finance department provides a framework of the organizational structure necessary for foreign currency exchange management, proposes hedging strategies and defines the hedging instruments available to the entities: forward contracts, currency put and call options and stop-loss orders. Hedging transactions in the global financial markets are carried out by SFS as exclusive service provider

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

for all Siemens entities on behalf of Corporate Treasury. SFS executes hedging instruments for hedge accounting with external counterparts whereas for other hedging purposes Siemens has a Company-wide portfolio approach which generate a benefit from any potential off-set of divergent cash flows in the same currency, as well as optimized transaction costs. For additional information relating to the effect of this Company-wide portfolio approach on the Consolidated Financial Statements, as well as for a discussion of hedging activities employed to mitigate or reduce foreign currency exchange risks, please refer to Note 32, “Derivative financial instruments and hedging activities”.

The foreign exchange rate sensitivity is calculated by aggregation of the net foreign exchange rate exposure. The values and risks disclosed here are the unhedged positions multiplied by an assumed 10% depreciation of the Euro against all other currencies. As of September 30, 2008, a parallel 10% positive shift of all foreign currencies would have resulted in a decline of €78 in future cash flows compared to a decline of €47 assuming a 10% negative shift of all foreign currencies in the year before. Such decline in Euro values of future cash flows might reduce the unhedged portion of revenues, but would also decrease the not hedged portion of cost of materials. The direction of the shift of the foreign currencies depends on whether the foreign currency inflows exceed the outflows or not. Because at Siemens, the foreign currency outflows exceed the inflows as of September 30, 2008, a depreciation of the Euro against foreign currencies would have a negative financial impact. Future changes in the foreign exchange rates can impact sales prices and may lead to margin changes, the extent of which is determined by the matching of foreign currency revenues and expenses.

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

The tables below show the net foreign exchange transaction exposure by major currencies as of September 30, 2008 and 2007. In some currencies Siemens has both substantial sales and costs, which have been off-set in the table:

	September 30, 2008
	USD	GBP	Other	Total

Gross balance sheet exposure	7,851	181	(97)	7,934
Thereof: Financial assets	15,912	2,844	6,390	25,146
Thereof: Financial liabilities	(8,061)	(2,663)	(6,487)	(17,212)
Gross exposure from firm commitments and anticipated transactions	4,068	586	694	5,348
Foreign exchange transaction exposure	11,919	767	597	13,282
Economically hedged exposure	(12,348)	(878)	(835)	(14,061)
Change in future cash flows after hedging activities resulting from a 10% depreciation of the Euro	(43)	(11)	(24)	(78)

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

Effects of currency translation

Many Siemens subsidiaries are located outside the Euro zone. Since the financial reporting currency of Siemens is the Euro, the financial statements of these subsidiaries are translated into euros so that their financial results can be included in the Consolidated Financial Statements of Siemens. To consider the effects of foreign exchange translation risk in the risk management, the assumption is that investments in foreign-based operations are permanent and that reinvestment is continuous. Whenever a divestment of a particular asset or entity is made, the value of this transaction risk is included in the sensitivity analysis. Effects from currency fluctuations on the translation of net asset amounts into Euro are reflected in the Company’s consolidated equity position.

Interest rate risk

Siemens’ interest rate risk exposure is mainly related to debt obligations like bonds, loans, commercial paper programs and interest-bearing deposits and investments. Siemens seeks to limit this risk through the use of derivative instruments which allow it to hedge fair value changes by swapping fixed rates of interest into variable rates of interest. For additional information see Note 32.

To optimize the Company’s position with regard to interest income and interest expenses and to minimize the overall financial interest rate risk, Corporate Treasury performs corporate interest rate risk management together with SFS as operating service provider. Part of the interest rate risk management concept is a Corporate-wide interest rate overlay management to match interest periods of hedges with intended maturities of assets and liabilities. Where it is not contrary to country-specific regulations, all Siemens segments, entities and affiliated companies generally obtain any required financing through Corporate Treasury in the form of loans or intercompany clearing accounts. The same concept is adopted for deposits of cash generated by the units.

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

The fair value sensitivity calculation for fixed interest rate instruments shows the change in fair value, defined as present value, caused by a hypothetical 100-basis point shift in the yield curve. The first step in this calculation is to use the yield curve to discount the gross cash flows, meaning the present value of future interest and principal payments of financial instruments with fixed interest rates. A second calculation discounts the gross cash flows using a 100-basis point shift of the yield curve. In all cases, Siemens uses the generally accepted and published yield curves on the relevant balance sheet date. The fair value interest rate risk results primarily from long-term fixed rate

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

debt obligations and interest-bearing investments. Assuming a 100-basis point increase in interest rates, this risk was €102 as of September 30, 2008, increasing from the comparable value of €40 as of September 30, 2007 assuming a 100-basis point increase.

For variable-rate instruments, the interest rate risk is monitored by using the cash flow sensitivity also assuming a 100-basis point upwards shift of the yield curves. Such risk mainly results from hedges of fixed-rate debt obligations that swap fixed-rates of interest into variable-rates of interest. This exposure leads to a cash flow interest rate risk of €134 as of September 30, 2008, compared to €72 the year before, assuming a 100-basis point increase in interest rates.

Liquidity risk

Liquidity risk results from the Company’s potential inability to meet its financial liabilities, e.g. settlement of its financial debt, paying its suppliers and settling finance lease obligations. Beyond effective working capital and cash management, Siemens mitigates liquidity risk by arranged borrowing facilities with highly rated financial institutions, via a medium-term notes program and via an established global commercial papers program. For further information on short- and long-term debt see Note 23.

In addition to the above mentioned sources of liquidity, Siemens constantly monitors funding options available in the capital markets, as well as trends in the availability and costs of such funding, with a view to maintaining financial flexibility and limiting repayment risks.

The following table reflects all contractually fixed pay-offs for settlement, repayments and interest resulting from recognized financial liabilities, including derivative financial instruments with a negative market value as of September 30, 2008. For derivative financial instruments the market value is presented, whereas for the other obligations the respective undiscounted cash flows for the respective upcoming fiscal years are presented. Cash outflows for financial liabilities (including interest) without fixed amount or timing are based on the conditions existing at September 30, 2008.

			2011 to	2014 and
	2009	2010	2013	thereafter

Non-derivative financial liabilities
Notes and bonds	1,631	654	6,010	9,345
Loans from banks	582	95	782	1,393
Other financial indebtedness	321	18	72	59
Obligations under finance leases	63	29	102	94
Trade payables	8,870	20	5	2
Other financial liabilities	856	51	69	85
Derivative financial liabilities	750	129	162	166

The risk implied from the values shown in the table above, reflects the one-sided scenario of cash outflows only. Leasing obligations, trade payables and other financial liabilities mainly originate from the financing of assets used in our ongoing operations such as property, plant, equipment and investments in working capital – e.g. inventories and trade receivables. These assets are considered in the Company’s overall liquidity risk. To monitor existing financial assets and liabilities as well as to enable an effective controlling of future risks, Siemens has established a comprehensive risk reporting covering its worldwide business units.

The balanced view of liquidity and financial indebtedness is stated in the calculation of the net liquidity amount and is used for internal corporate finance management as well as external communication with investors, analysts and rating agencies. It results from the total amount of cash and cash equivalents as well as current

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

available-for-sale financial assets traded in an active market, less the amount of commercial paper, medium-term notes, bonds, loans from banks and obligations under finance leases as stated on the consolidated balance sheet.

	September 30,
	2008	2007

Cash and cash equivalents	6,893	4,005
Available-for-sale financial assets	152	193
Total liquidity	7,045	4,198
Short-term debt and current maturities of long-term debt	1,819	5,637
Long-term debt	14,260	9,860
Total debt	16,079	15,497

Net liquidity (Total liquidity less Total debt)	(9,034)	(11,299)

The Company’s capital resources are comprised of cash and cash equivalents, available-for-sale financial assets, short- and long-term debt and cash flow from operating activities. In contrast, capital requirements include scheduled debt service, regular capital spending and ongoing cash requirements from operating activities.

Credit risk

The Company is exposed to credit risk in connection with its significant project business in the fields of public infrastructure and transport, healthcare, utilities and IT where direct or indirect financing in various forms may be provided to customers. In limited cases, the Company may also take an equity interest as part of the project financing.

The Company is also exposed to credit risk via its leasing activities, primarily related to medical engineering, data processing equipment and industrial and consumer products of third party manufacturers. Siemens’ credit risk regarding such activities presents additional risks as the volume of such transactions is higher, customers tend to be smaller for which transparent credit histories are often not available.

Credit risk is defined as an unexpected loss in cash and earnings if the customer is unable to pay its obligations in due time, if the value of property that serves as collateral declines, or if the projects Siemens has invested in are not successful. The current global financial crisis may cause customer default rates to increase and collateral values to decline. The effective monitoring and controlling of credit risk is a core competency of our risk management system. Corporate Treasury has implemented a binding credit policy for all Siemens segments and entities. Hence, credit evaluations and ratings are performed on all customers with an exposure or requiring credit beyond a centrally defined limit.

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

SFS uses, if necessary, credit default swaps, classified as derivatives, to protect from credit risks stemming from its receivables purchase business. In respect of financial assets that are not protected through the use of credit default swaps the maximum exposure to credit risk, without taking account of any collateral, is represented by their carrying amount. Credit risks arising from credit guarantees are described in Note 29. There were no significant concentrations of credit risk as of September 30, 2008.

Concerning trade receivables and other receivables, as well as other loans or receivables included in Other financial assets that are neither impaired nor past due, there were no indications as of September 30, 2008, that defaults in payment obligations will occur. For further information regarding the concept for the determination of allowances on receivables see Note 3.

34. Share-based payment

Share-based payment plans at Siemens are designed as equity-settled plans as well as cash-settled plans. Total pre-tax expense for share-based payment recognized in net income for continuing and discontinued operations amounted to €91, €151 and €91 for the years ended September 30, 2008, 2007 and 2006, respectively, and refers primarily to equity-settled awards, including the Company’s employee share purchase program. The total income tax benefit recognized in the Consolidated Statements of Income for share-based payment was €28, €58 and €35 in fiscal 2008, 2007 and 2006, respectively.

     I. Equity-settled awards

Cash received from stock option exercises and from the Company’s employee share purchase program for the three years ended September 30, 2008, 2007 and 2006 amounts to €248, €903 and €313, respectively.

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

The Supervisory and the Managing Board decided to not grant any stock options in fiscal 2007. The authority to distribute options under the 2001 Siemens Stock Option Plan expired on December 13, 2006. Accordingly, no further options will be granted under this plan.

In November 2005, the Supervisory Board and Managing Board granted options to 597 key executives for 3,023,830 shares with an exercise price of €74.59 of which options for 315,495 shares were granted to the Managing Board.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

Details on option exercise activity and weighted average exercise prices for the years ended September 30, 2008, 2007 and 2006 are as follows:

	Year ended				Year ended		Year ended
	September 30, 2008				September 30, 2007		September 30, 2006
			Weighted
			average	Aggregate
		Weighted	Remaining	Intrinsic		Weighted		Weighted
		average	Contractual	value		average		average
		exercise	Term	in millions		exercise		exercise
	Options	price	(years)	of €	Options	price	Options	price

Outstanding, beginning of period	8,606,272	€72.13			26,729,148	€74.67	28,611,556	€71.93
Granted	—	—			—	—	3,023,830	€74.59
Options exercised	(2,832,839)	€69.91			(11,480,500)	€70.03	(4,215,508)	€55.71
Options forfeited/expired/settled	(676,350)	€70.30			(6,642,376)	€85.98	(690,730)	€76.57

Outstanding, end of period	5,097,083	€73.60	1.1	—	8,606,272	€72.13	26,729,148	€74.67

Exercisable, end of period	5,097,083	€73.60	1.1	—	5,754,342	€70.90	20,978,443	€74.96

The following table summarizes information on stock options outstanding and exercisable at September 30, 2008:

Options outstanding					Options exercisable
		Weighted	Weighted	Aggregate			Weighted	Aggregate
		average	average	Intrinsic		Weighted	average	Intrinsic
	Number of	remaining	exercise	Value as of	Number of	average	exercise	Value as of
Exercise	Options	life	price per	September 30,	Options	remaining life	price per	September 30,
prices	outstanding	(years)	share	2008	exercisable	(years)	share	2008

€72.54	966,950	1.1	€72.54	—	966,950	1.1	€72.54	—
€73.25	2,289,991	0.1	€73.25	—	2,289,991	0.1	€73.25	—
€74.59	1,840,142	2.1	€74.59	—	1,840,142	2.1	€74.59	—

Fair value information

The Company’s determination of the fair value of grants is based on an option pricing model which was developed for use in estimating the fair values of options that have no vesting restrictions. Option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Assumptions made in estimating the fair value of grants made in fiscal year ended September 30, 2006, are as follows:

Assumptions at grant date
2006

Risk-free interest rate	2.99%
Expected dividend yield	2.41%
Expected volatility	18.30%
Expected option life	3.5 yrs.
Estimated weighted average fair value per option	€4.06
Fair value of total options granted during fiscal year	€11

Stock awards

In the first quarter of fiscal 2005, the Company introduced stock awards and phantom stock as another means for providing share-based compensation to members of the Managing Board and other eligible employees. Stock awards are subject to a four year vesting period for awards granted up to fiscal 2007 and a three year vesting period for awards granted thereafter. Upon expiration of the vesting period, the recipient receives Siemens shares without payment of consideration. Stock awards are forfeited if the grantee’s employment with the Company terminates prior to the expiration of the vesting period. During the vesting period, grantees are not entitled to dividends. Stock

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

awards may not be transferred, sold, pledged or otherwise encumbered. Stock awards may be settled in newly issued shares of common stock of Siemens AG, treasury stock or in cash. The settlement method will be determined by the Managing Board and the Supervisory Board.

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

In fiscal 2008, the Company granted 737,621 stock awards to 4,357 employees and members of the Managing Board, of which 79,133 awards were granted to the Managing Board. In fiscal 2007, the Company granted 1,232,893 stock awards to 5,162 employees and members of the Managing Board, of which 37,302 awards were granted to the Managing Board. In fiscal 2006, the Company granted 1,076,860 stock awards to 5,198 employees and members of the Managing Board, of which 25,221 awards were granted to the Managing Board. Details on stock award activity and weighted average grant-date fair value are summarized in the table below:

	Year ended		Year ended		Year ended
	September 30, 2008		September 30, 2007		September 30, 2006
		Weighted		Weighted		Weighted
		average		average		average
		Grant-Date		Grant-Date		Grant-Date
	Awards	Fair Value	Awards	Fair Value	Awards	Fair Value

Nonvested, beginning of period	3,270,910	€60.58	2,154,871	€56.44	1,136,048	€55.63
Granted	737,621	€97.94	1,232,893	€67.70	1,076,860	€57.28
Vested	(79,068)	€79.03	—	—	—	—
Forfeited/settled	(439,695)	€64.50	(116,854)	€59.38	(58,037)	€56.17

Nonvested, end of period	3,489,768	€67.56	3,270,910	€60.58	2,154,871	€56.44

Fair value was determined as the market price of Siemens shares less the present value of dividends expected during the 4 year and 3 year vesting period, respectively which resulted in a fair value of €97.94, €67.70 and €57.28, respectively, per stock award granted in fiscal 2008, 2007 and 2006. Total fair value of stock awards granted in fiscal 2008, 2007 and 2006 amounted to €72, €83 and €62, respectively.

Employee share purchase program

Under an employee share purchase program with compensation character, employees may purchase a limited number of shares in the Company at preferential prices once a year. Up to a stipulated date in the first quarter of each fiscal year, employees may order the shares, which are usually issued in the second quarter of the fiscal year. The employee share purchase program is measured at fair value. During the years ended September 30, 2008, 2007 and 2006 the Company incurred compensation expense (before income taxes) of €27, €27, and €38, respectively, related to the sale of repurchased shares to employees, based on a preferential employee share price of €69.19, €51.20 and €46.12, respectively, and a grant-date fair value of €37.20, €20.79 and €21.19 respectively, per share.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

II.	Cash-settled awards

Stock appreciation rights (SARs)

Where local regulations restrict the grant of stock options in certain jurisdictions, the Company grants SARs to employees under the same conditions as the 2001 Siemens Stock Option Plan except that SARs are exercisable in cash only.

Details on SARs activity and weighted average exercise prices are summarized in the table below:

	Year ended		Year ended		Year ended
	September 30, 2008		September 30, 2007		September 30, 2006
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	SARs	price	SARs	price	SARs	price

Outstanding, beginning of period	198,280	€73.63	349,900	€73.47	267,720	€73.05
Granted	—	—	—	—	97,270	€74.59
SAR’s exercised	(40,555)	€73.72	(106,280)	€73.06	(2,300)	€73.25
SAR’s forfeited/settled	(19,240)	€73.79	(45,340)	€73.72	(12,790)	€73.20

Outstanding, end of period	138,485 *	€73.58	198,280	€73.63	349,900	€73.47

Exercisable, end of period	138,485	€73.58	123,335	€73.05	181,950	€73.25

*	Thereof 23,825 SARs with a €72.54 exercise price and a weighted average remaining life of 1.1 years, 67,700 SARs with a €73.25 exercise price and a weighted average remaining life of 0.1 years and 46,960 SARs with a €74.59 exercise price and a weighted average remaining life of 2.1 years.

For purposes of determining the fair value of SARs in fiscal 2008 and 2007, the expected volatility is based on historical volatility of Siemens shares, implied volatility for traded Siemens options with similar terms and features, and certain other factors. The expected term is derived by applying the simplified method and is determined as the average of the vesting term and the contractual term. The risk-free interest rate is based on applicable governmental bonds. Changes in subjective assumptions can materially affect the fair value of the SARs.

Phantom stock

Where local regulations restrict the grants of stock awards in certain jurisdictions, the Company grants phantom stock to employees under the same conditions as the Siemens stock awards, except that grantees receive the share prices’ equivalent value in cash only at the end of the four, respectively, three year vesting period. In fiscal 2006, 33,153 phantom stock rights were granted and 805 phantom stock rights forfeited/were settled, resulting in a balance of 60,585 phantom stock rights as of September 30, 2006. In fiscal 2007, 36,962 phantom stock rights were granted and 9,087 phantom stock rights forfeited/were settled, resulting in a balance of 88,460 phantom stock rights as of September 30, 2007. In fiscal 2008, 24,303 phantom stock rights were granted and 19,469 phantom stock rights forfeited/were settled, resulting in a balance of 93,294 phantom stock rights as of September 30, 2008. None of the phantom stock rights were vested as of September 30, 2008.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

35. Personnel costs

	Year ended September 30,
	2008	2007	2006

Wages and salaries	21,486	18,631	18,719
Statutory social welfare contributions and expenses for optional support payments	3,256	3,076	3,064
Expenses relating to pension plans and employee benefits	904	818	1,007

	25,646	22,525	22,790

Expenses relating to pension plans and employee benefits include service costs for the period. Expected return on plan assets and interest cost are included in Financial income (expense), net.

The average number of employees in fiscal years 2008, 2007 and 2006 was 420,800, 386,200 and 368,500, respectively (based on continuing operations). Part-time employees are included on a proportionate basis. The employees were engaged in the following activities:

	Year ended
	September 30,
	2008	2007
	in thousands

Manufacturing and services	260.3	237.2
Sales and marketing	91.2	84.2
Research and development	32.2	30.9
Administration and general services	37.1	33.9

	420.8	386.2

36. Earnings per share

	Year ended September 30,
	2008	2007	2006
	(shares in thousands)

Income from continuing operations	1,859	3,909	2,642
Less: Portion attributable to minority interest	(155)	(199)	(167)

Income from continuing operations attributable to shareholders of Siemens AG	1,704	3,710	2,475
Plus: Effect of assumed conversion, net of tax	—	26	—

Income from continuing operations attributable to shareholders of Siemens AG plus effect of assumed conversion	1,704	3,736	2,475
Weighted average shares outstanding— basic	893,166	898,135	890,850
Effect of dilutive convertible debt securities and share-based payment	3,132	37,035	2,292

Weighted average shares outstanding— diluted	896,298	935,170	893,142
Basic earnings per share (from continuing operations)	1.91	4.13	2.78
Diluted earnings per share (from continuing operations)	1.90	3.99	2.77

For additional information on the convertible debt see Note 23.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

37. Segment information

In fiscal 2008, the Company rearranged its organization to have a more focused Company, which is faster in the market and closer to the customer. The previous twelve reportable segments referred to as Groups were consolidated and newly structured into six remaining reportable segments each having its own segment management reporting to the Board. In the new structure, the Company is divided into Sectors being Industry, Energy and Healthcare, a segment for Equity Investments and two segments referred to as Cross-Sector Businesses, composed of Siemens IT Solutions and Services and Siemens Financial Services (SFS). Industry is mainly composed of the previous segments Automation and Drives (A&D), Industrial Solutions and Services (I&S), Siemens Building Technologies (SBT), Osram and Transportation Systems (TS). Energy is primarily combining the previous segments Power Generation (PG) and Power Transmission and Distribution (PTD). Healthcare generally comprises the previous Medical Solutions (Med) segment. However, in certain instances, some businesses of the previous segments were transferred to and integrated in other segments to correspond to the new structure. Equity Investments, Siemens IT Solutions and Services and SFS, in general, retained its previous structure. Siemens Real Estate (SRE) is no longer a segment.

Commencing with the second half of fiscal 2008, Siemens changed its financial reporting structure to reflect the Company’s new organization. Prior year information has been reclassified to correspond to the new reporting format. Segment information is presented for continuing operations. Accordingly, current and prior period segment information excludes discontinued operations (see Note 4). The Company removed its previous component model presentation which used to divide Siemens’ consolidated financial statements into Operations, Financing and Real Estate and Eliminations, reclassifications and Corporate Treasury.

Description of reportable segments

Sectors

The three Sectors comprise manufacturing, industrial and commercial goods, solutions and services in areas more or less related to Siemens’ origins in the electrical business field.

Industry

The Industry Sector offers sustainable solutions for efficient use of resources and energy, integrated technologies for best-in-class productivity and flexibility, and holistic solutions for infrastructure and mobility.

Energy

The Siemens Energy Sector primarily addresses energy providers, but also industrial companies particularly in the oil and gas industry. Energy offers a complete spectrum of products, services and solutions for the generation, transmission and distribution of power, and for the extraction, conversion and transport of oil and gas.

Healthcare

The Healthcare Sector offers products and complete solutions, services and consulting related to the healthcare industry and serves its customers as a fully integrated diagnostics provider. Healthcare maintains a comprehensive portfolio of medical solutions and is present in substantially the complete value-added chain ranging from medical imaging and laboratory diagnostics to clinical IT.

Equity Investments

The previous segment Strategic Equity Investments has been renamed Equity Investments. The scope of Equity Investments, a reportable segment with its own management, has been extended. Commencing with the

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

fourth quarter of fiscal 2008, Equity Investments contains investments accounted for under the equity method or at cost and current available for sale financial assets, which are not allocated to a Sector, Cross-Sector Business, SRE, Pensions or Treasury, whereas, previously, only strategically important investments were reported in Equity Investments. NSN, BSH and FSC (which is reported as Asset classified as held for disposal as of September 30, 2008) have already been reported in Equity Investments in previous periods. EN (see Note 4) among others, was added in the fourth quarter of fiscal 2008.

Cross Sector Businesses

Siemens IT Solutions and Services

Siemens IT Solutions and Services, established in April 2007, provides information and communications services primarily to customers in the commercial/industrial sector, in the service and healthcare industry as well as to the public sector. Siemens IT Solutions and Services builds and operates both discrete and large-scale information and communications systems.

Siemens Financial Services (SFS)

SFS offers a variety of financial products and services within the Siemens Group, to Siemens customers and to third parties.

Reconciliation to consolidated financial statements

Reconciliation to consolidated financial statements contains businesses and items not directly related to Siemens’ reportable segments:

Other Operations primarily refers to operating activities not associated with a Siemens segment and certain net assets recently acquired as part of acquisitions for which the allocation to the (groups of) cash generating units and segments are not yet finalized. In the first half of fiscal 2008, Siemens determined a course of action for each of the activities within Other Operations and began executing corresponding measures. Options under this transformation program include integration into Siemens businesses and services, divestment, joint venture or closure.

Siemens Real Estate (SRE), which no longer exists as a segment, owns and manages a substantial part of Siemens’ real estate portfolio and offers a range of services encompassing real estate development, real estate disposal and asset management, as well as lease and services management.

Corporate items and pensions include corporate charges such as personnel costs for corporate headquarters, corporate projects and non-operating investments or results of corporate-related derivative activities. Pensions includes the Company’s pension related income (expense) not allocated to the segments, SRE or Other Operations.

Eliminations, Corporate Treasury and other reconciling items comprise consolidation of transactions within the segments, certain reconciliation and reclassification items and the activities of the Company’s Corporate Treasury. It also includes interest income and expense, such as, for example, interest not allocated to segments or Other Operations (referred to as financing interest), interest related to Corporate Treasury activities or resulting consolidation and reconciliation effects on interest.

Measurement— Segments

While the Company’s organization was rearranged in fiscal 2008, in general, Siemens retained its previous performance measurements for the segments.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

Accounting policies for Segment Information are generally the same as those used for Siemens, which are described in Note 2. Corporate overhead is generally not allocated to segments. Intersegment transactions are generally based on market prices.

Profit of the Sectors, Equity Investments, and Siemens IT Solutions and Services:

Siemens’ Managing Board is responsible for assessing the performance of the segments. The Company’s profitability measure for the Sectors, Equity Investments, and Siemens IT Solutions and Services is earnings before financing interest, certain pension costs, and income taxes (Profit) as determined by Management as the chief operating decision maker. Profit excludes various categories of items, which are not allocated to the Sectors, Equity Investments, and Siemens IT Solutions and Services since Management does not regard such items as indicative of their performance. Profit represents a performance measure focused on operational success excluding the effects of capital market financing issues. The major categories of items excluded from Profit are presented below.

Financing interest, excluded from Profit, is any interest income or expense other than interest income related to receivables from customers, from cash allocated to the Sectors, Equity Investments, and Siemens IT Solutions and Services and interest expense on payables to suppliers. Financing interest is excluded from Profit because decision-making regarding financing is typically made at the Corporate level.

Similarly, decision-making regarding essential pension items is done centrally. As a consequence, Profit primarily includes amounts related to service costs of pension plans only, while all other regularly recurring pension related costs (including charges for the German pension insurance association and plan administration costs) are included in the line item Corporate items and pensions.

Furthermore, income taxes are excluded from Profit since income tax is subject to legal structures, which typically do not correspond to the structure of the segments.

The effect of certain litigation and compliance issues is excluded from Profit, if such items are not indicative of the Sectors, Equity Investments, and Siemens IT Solutions and Services’ performance, since their related results of operations may be distorted by the amount and the irregular nature of such events. This may also be the case for items that refer to more than one reportable segment, SRE and/or Other Operations or have a corporate or central character.

Profit of the segment SFS:

Profit of the segment SFS is Income before income taxes. In contrast to performance measurement principles applied to the Sectors, Equity Investments, and Siemens IT Solutions and Services, interest income and expense is an important source of revenue and expense of SFS.

Asset measurement principles:

Management determined Assets as a measure to assess capital intensity of the Sectors, Equity Investments and Siemens IT Solutions and Services (Net capital employed). Its definition corresponds to the Profit measure. It is based on Total assets of the Balance Sheet, primarily excluding intragroup financing receivables, intragroup investments and tax related assets, since the corresponding positions are excluded from Profit. The remaining assets are reduced by non-interest-bearing liabilities other than tax related liabilities (e.g. trade payables) and provisions to derive Assets. In contrast, Assets of SFS is Total assets. A reconciliation of Assets disclosed in Segment Information to Total assets in the Consolidated Balance Sheet is presented below.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

New orders:

New orders are determined principally as estimated revenue of accepted purchase orders and order value changes and adjustments, excluding letters of intent.

Free cash flow definition:

Segment Information discloses Free cash flow and Additions to intangible assets, property, plant and equipment. Free cash flow of the Sectors, Equity Investments, and Siemens IT Solutions and Services constitutes net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment. It excludes Financing interest as well as income tax related and certain other payments and proceeds, in accordance with the Company’s Profit and Asset measurement definition. Free cash flow of SFS, a financial services business, includes related financing interest payments and proceeds; income tax payments and proceeds of SFS are excluded.

Amortization, depreciation and impairments:

Amortization, depreciation and impairments presented in Segment Information includes depreciation and impairments of property, plant and equipment as well as amortization and impairments of intangible assets other than goodwill and impairment of non-current available-for-sale financial assets and investments accounted for using the equity method.

Measurement—Other Operations and SRE

Other Operations follows the measurement principles of the Sectors, Equity Investments, and Siemens IT Solutions and Services. SRE applies the measurement principles of SFS.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

Reconciliation to Siemens’ Consolidated Financial Statements

The following table reconciles total Assets of the Sectors, Equity Investments and Cross-Sector Businesses to Total assets of Siemens’ Consolidated Balance Sheets:

	September, 30	September, 30
	2008	2007

Assets of Sectors	26,927	23,437
Assets of Equity Investments	5,587	5,009
Assets of Cross-Sector Businesses	11,569	9,165

Total Segment Assets	44,083	37,611

Reconciliation:
Assets Other Operations	(1,545)	(704)
Assets SRE	3,489	3,091
Assets of Corporate items and pensions	(6,401)	(2,682)
Eliminations, Corporate Treasury and other reconciling items of Segment Information:
Asset-based adjustments:
Intragroup financing receivables and investments	26,855	10,834
Tax-related assets	2,514	2,845
Liability-based adjustments:
Pension plans and similar commitments	4,361	2,780
Liabilities	42,021	38,398
Assets classified as held for disposal and associated liabilities	17	7,576
Eliminations, Corporate Treasury, other items	(20,931)	(8,194)

Total Eliminations, Corporate Treasury and other reconciling items of Segment Information	54,837	54,239

Total Assets in Siemens’ Consolidated Balance Sheets	94,463	91,555

In fiscal years 2008, 2007 and 2006, Corporate items and pensions in the column Profit includes €(3,959), €(1,754) and €(533) related to corporate items, as well as €106, €70 and €26 related to pensions, respectively. Corporate items in fiscal 2008 comprise €1,081 expense due to the SG&A restructuring program (see Note 5), approximately €1 billion in estimated fines in connection with ongoing settlement negotiations of legal matters with authorities in Germany and the U.S. and €430 in fees for outside advisors engaged in connection with investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities (see Note 30), and €390 expense for establishing the Siemens Foundation (see Note 7).

In fiscal 2007, Corporate items contains a €440 fine imposed by the European Commission in connection with an antitrust investigation involving suppliers of high-voltage gas-isolated switching systems in the power transmission and distribution industry between 1988 and 2004 as well as €152 expense for outside advisors engaged by the Company in connection with investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities.

In fiscal 2006, Corporate items includes pre-tax gains of €33 and €15, respectively, from the sale of the Company’s remaining interest in Infineon and Epcos (see Note 11).

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

The following table reconciles Free cash flow, Additions to intangible assets and property, plant and equipment and Amortization, depreciation and impairments as disclosed in Segment Information to the corresponding consolidated amount for the Company.

							Additions to
							intangible
				Net cash provided by			assets and
				(used in)			property, plant			Amortization,
	Free cash flow			operating activities			and equipment			depreciation
	(I)=(II)-(III)			(II)			(III)			and impairments
	Year ended			Year ended			Year ended			Year ended
	September 30,			September 30,			September 30,			September 30,
	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008		2007	2006

Segment Information— based on continuing operations	5,739	6,755	1,820	9,281	9,822	5,003	(3,542)	(3,067)	(3,183)	3,01	5	2,625	2,314
Discontinued Operations	(836)	(3,178)	(213)	(657)	(2,494)	656	(179)	(684)	(869)	90		968	89
Impairment*	—	—	—	—	—	—	—	—	—	108		158	715

Siemens Consolidated Statements of Cash Flow	4,903	3,577	1,607	8,624	7,328	5,659	(3,721)	(3,751)	(4,052)	3,213		3,751	3,118

*	Goodwill impairment and impairment of non-current available-for-sale financial assets and investments accounted for using the equity method— continuing operations.

38.	Geographic information

The following table presents data by geographic region as of and for the years ended September 30, 2008, 2007 and 2006:

	Revenue by location of customer			Revenue by location of companies
	2008	2007	2006	2008	2007	2006

Europe, C.I.S., Africa	40,795	38,180	35,347	48,107	45,337	42,086
Americas	20,107	19,321	18,371	19,760	19,154	17,512
Asia, Australia, Middle East	16,425	14,947	12,769	9,460	7,957	6,889

Siemens	77,327	72,448	66,487	77,327	72,448	66,487

thereof Germany	12,797	12,594	12,382	21,160	20,848	20,152
thereof foreign countries	64,530	59,854	54,105	56,167	51,600	46,335
thereof U.S.	14,847	14,832	14,609	15,610	15,744	14,515

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

	Non-current assets
	September 30,
	2008	2007	2006

Europe, C.I.S., Africa	16,630	15,251	16,214
Americas	13,796	10,710	7,675
Asia, Australia, Middle East	2,249	1,714	1,257

Siemens	32,675	27,675	25,146

thereof Germany	7,404	6,514	8,476
thereof foreign countries	25,271	21,161	16,670
thereof U.S.	12,696	9,738	6,924

Non-current assets consist of property, plant and equipment, goodwill and other intangible assets.

39. Related party transactions

Joint ventures and associates

The Company has relationships with many of its joint ventures and associates in the ordinary course of business whereby the Company buys and sells a wide variety of products and services on arm’s length terms. The Company’s principal joint ventures and associates as of September 30, 2008 are NSN, BSH Bosch und Siemens Hausgeräte GmbH and Areva NP.

In fiscal 2008, sales of goods and services and other income from transactions with related parties amounted to €1,225 whereas purchases of goods and services and other expense from transactions with related parties amounted to €786. As of September 30, 2008, receivables from related parties were €386 and liabilities to related parties were €162.

In addition, the Company has receivables totaling €98 from the Siemens German Pension Trust as well as the BSAV Trust in connection with the contribution of the SEN business into EN. The amount is offset against the pension plan assets and increases Pension plans and similar commitments. For information regarding the funding of our principal pension plans refer to Note 24.

As of September 30, 2008 loans given to related parties amounted to €91. In October 2008, Siemens received a drawdown request by NSN for two tranches of €250 each in relation to a Shareholder Loan Agreement between Siemens and NSN, thereby utilizing the maximum amount under this agreement.

For further information regarding guarantees in connection with the contribution of the carrier related operations into NSN and the SEN operations into EN see Note 29.

Related individuals

In fiscal 2007, a guarantee was provided by the Company for a bond issued by a bank in connection with the release from custody of a former member of our Corporate Executive Committee. In fiscal 2008, the guarantee was released. No other major transactions took place between the Company and the other members of the Managing Board and the Supervisory Board.

For further information see also Note 40, Remuneration.

In addition, some of the members of the Company’s Supervisory Board and Managing Board hold, or in the last year have held, positions of significant responsibility with other entities. The Company has relationships with almost all of these entities in the ordinary course of business whereby the Company buys and sells a vide variety of products and services on arm’s length terms. Dr. Josef Ackermann is the Chairman of the Management Board of

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

Deutsche Bank AG. The Company’s transactions with Deutsche Bank AG are conducted on arm’s length basis and include securities underwriting, other investment banking services, and credit, money market and foreign exchange business.

40. Remuneration

Information concerning the remuneration of the members of the Managing Board and of the Supervisory Board is included in Item 6: “Directors, Senior Management and Employees”, on pages 96-109.

41. Subsequent events

At the beginning of November 2008, Siemens signed an agreement to sell its 50 percent stake of Fujitsu Siemens Computers (Holding) BV (FSC) to Fujitsu Limited. A gain is expected to arise on the transaction. The transaction, which is subject to the approval of regulatory authorities, is expected to close in the third quarter of fiscal 2009.

At the beginning of October 2008, Siemens completed the transfer of an 80.2% stake in Siemens Home and Office Communication Devices GmbH & Co. KG (SHC), reported in Other Operations, to ARQUES Industries AG.

Effective November 17, 2008, Barbara Kux was appointed to the Siemens Managing Board. Barbara Kux will head the Supply Chain Management and serve as Chief Sustainability Officer.

PART III, CONTINUED

ITEM 19:	EXHIBITS

Exhibit
Number	Description of Exhibit

1.1	English translation of Articles of Association of Siemens Aktiengesellschaft updated as of October 2007 (incorporated by reference to Exhibit 1.1 of Siemens’ Annual Report on Form 20-F dated November 28, 2007)
2.1	The total amount of long-term debt securities authorized under any instrument does not exceed 10% of the total assets of the Company on a consolidated basis. We hereby agree to furnish to the Commission, upon its request, a copy of any instrument defining the rights of holders of long-term debt of Siemens Aktiengesellschaft or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.
4.1	Sale and Purchase Agreement dated July 25, 2007 regarding the sale and purchase of the Siemens VDO Automotive Group (incorporated by reference to Exhibit 4.1 of Siemens’ Annual Report on Form 20-F dated November 28, 2007)
8.1	List of Subsidiaries
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Chief Executive Officer pursuant to 18. U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to 18. U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
14.1	Consent of KPMG AG Wirtschaftsprüfungsgesellschaft

III-1

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused the undersigned to sign this annual report on its behalf.

Date: December 2, 2008

Siemens Aktiengesellschaft

/s/  Peter Löscher
Peter Löscher
President and Chief Executive Officer

/s/  Joe Kaeser
Joe Kaeser
Executive Vice President and Chief Financial Officer

/s/  Dr. Klaus Patzak
Dr. Klaus Patzak
Corporate Vice President and Controller

III-2