Form 20-F
period 2009-09-30
SIEMENS AKTIENGESELLSCHAFT
filed 2009-12-04
CIK 1135644

As filed with the Securities and Exchange Commission on December 4, 2009

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended September 30, 2009.
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from            to
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
Commission file number: 1-15174

Siemens Aktiengesellschaft
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
Telephone: +49 (89) 636-00

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

  The number of outstanding shares of each of the issuer’s classes of capital or common stock as of September 30, 2009: 866,425,760 common shares, no par value.

  Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes  ☐     No  ☑

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
Yes  ☑     No  ☐     Not applicable  ☐

  Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes  ☐     No  ☐

  Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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
Yes  ☐     No  ☑

i

FORWARD LOOKING STATEMENTS

This Form 20-F contains forward-looking statements and information – that is, statements related to future, not past, events. These statements may be identified by words such as “expects,” “looks forward to,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “project” or words of similar meaning. Such statements are based on the current expectations and certain assumptions of Siemens’ management, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect Siemens’ operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. For Siemens, particular uncertainties arise, among others, from changes in general economic and business conditions (including margin developments in major business areas and recessionary trends); the possibility that customers may delay the conversion of booked orders into revenue or that prices will decline as a result of continued adverse market conditions to a greater extent than currently anticipated by Siemens’ management; developments in the financial markets, including fluctuations in interest and exchange rates, commodity and equity prices, debt prices (credit spreads) and financial assets generally; continued volatility and a further deterioration of the capital markets; a worsening in the conditions of the credit business and, in particular, additional uncertainties arising out of the subprime, financial market and liquidity crises; future financial performance of major industries that Siemens serves, including, without limitation, the Sectors Industry, Energy and Healthcare; the challenges of integrating major acquisitions and implementing joint ventures and other significant portfolio measures; the introduction of competing products or technologies by other companies; a lack of acceptance of new products or services by customers targeted by Siemens; changes in business strategy; the outcome of pending investigations and legal proceedings and actions resulting from the findings of these investigations; the potential impact of such investigations and proceedings on Siemens’ ongoing business including its relationships with governments and other customers; the potential impact of such matters on Siemens’ financial statements; as well as various other factors. More detailed information about certain of the risk factors affecting Siemens is contained throughout this report and in Siemens’ other filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens does not intend or assume any obligation to update or revise these forward-looking statements in light of developments which differ from those anticipated.

In this Form 20-F, references to “we,” “us,” “our,” “Company,” “Siemens” or “Siemens AG” are to Siemens Aktiengesellschaft and, unless the context otherwise requires, to its consolidated subsidiaries. Throughout this annual report, whenever a reference is made to our Company’s website, such reference does not incorporate information from the website by reference into this annual report.

[THIS PAGE INTENTIONALLY LEFT BLANK]

PART I

ITEM 1:	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2:	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3:	KEY INFORMATION

Selected consolidated financial and statistical data

The accompanying Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS), as adopted by the European Union (EU). The financial statements are also in accordance with IFRS as issued by the IASB. Certain pronouncements have been early adopted, see “Notes to Consolidated Financial Statements.” Until fiscal year end 2006, our primary financial reporting was prepared in accordance with United States Generally Accepted Accounting Principles (U.S. GAAP).

We have presented the selected financial data below as of and for each of the years in the five-year period ended September 30, 2009 in accordance with IFRS. For fiscal years 2009, 2008 and 2007, we present our Consolidated Financial Statements prepared in accordance with IFRS. In addition, we published our first IFRS Consolidated Financial Statements for fiscal years 2006 and 2005 as supplemental information in December 2006. The IFRS selected financial data set forth below should be read in conjunction with, and are qualified in their entirety by reference to, the Consolidated Financial Statements and the Notes thereto presented elsewhere in this document.

We have also presented the selected financial data below as of and for each of the years in the three-year period ended September 30, 2007 in accordance with U.S. GAAP. For fiscal years 2009 and 2008, Siemens is not required to prepare and present financial data in accordance with U.S. GAAP. For fiscal years 2007 to 2005, the selected financial data has been derived from a reconciliation of our IFRS Consolidated Financial Statements to U.S. GAAP.

Income statement data

	Year ended September 30,
	2009(1)	2008(1)	2007(1)	2006(1)	2005(1)
	(in millions of €, except per share data)

Amounts in accordance with IFRS:
Revenue	76,651	77,327	72,448	66,487	55,781
Income from continuing operations before income taxes	3,891	2,874	5,101	3,418	3,594
Income from continuing operations	2,457	1,859	3,909	2,642	2,813
Income (loss) from discontinued operations, net of income taxes	40	4,027	129	703	(237)
Net income	2,497	5,886	4,038	3,345	2,576
Basic earnings per share
Income from continuing operations	2.60	1.91	4.13	2.78	2.96
Income (loss) from discontinued operations	0.05	4.50	0.11	0.74	(0.25)
Net income	2.65	6.41	4.24	3.52	2.71
Diluted earnings per share
Income from continuing operations	2.58	1.90	3.99	2.77	2.85
Income (loss) from discontinued operations	0.05	4.49	0.11	0.74	(0.23)
Net income	2.63	6.39	4.10	3.51	2.62

	Year ended September 30,
	2009(1)	2008(1)	2007(1)	2006(1)	2005(1)
	(in millions of €, except per share data)

Amounts in accordance with U.S. GAAP:
Net sales	N/A	N/A	78,890	77,559	66,089
Income from continuing operations before income taxes	N/A	N/A	3,250	3,728	3,549
Income from continuing operations, net of income taxes	N/A	N/A	2,064	2,650	2,543
Income (loss) from discontinued operations, net of income taxes	N/A	N/A	353	393	(379)
Net income	N/A	N/A	2,417	3,043	2,164
Basic earnings per share
Income from continuing operations	N/A	N/A	2.30	2.97	2.85
Income (loss) from discontinued operations	N/A	N/A	0.39	0.45	(0.42)
Net income	N/A	N/A	2.69	3.42	2.43
Diluted earnings per share
Income from continuing operations	N/A	N/A	2.29	2.85	2.74
Income (loss) from discontinued operations	N/A	N/A	0.39	0.42	(0.41)
Net income	N/A	N/A	2.68	3.27	2.33

Balance sheet data

	At September 30,
	2009	2008	2007	2006	2005
	(in millions of €)

Amounts in accordance with IFRS:
Total assets	94,926	94,463	91,555	87,528	81,579
Long-term debt	18,940	14,260	9,860	13,122	8,040
Total equity	27,287	27,380	29,627	25,895	23,791
Common stock	2,743	2,743	2,743	2,673	2,673

Amounts in accordance with U.S. GAAP:
Total assets	N/A	N/A	93,470	90,770	85,884
Long-term debt	N/A	N/A	9,853	13,399	8,436
Shareholders’ equity	N/A	N/A	30,379	28,926	26,632
Common stock	N/A	N/A	2,743	2,673	2,673

(1)	Under IFRS, the historical results of the former segments Communications (Com) and Siemens VDO Automotive (SV) are reported as discontinued operations in the Company’s Consolidated Statements of Income for all periods presented and the assets and liabilities were classified on the balance sheet as held for disposal. For further information see “Notes to Consolidated Financial Statements.”

The number of shares outstanding at September 30, 2009, 2008, 2007, 2006 and 2005 was 866,425,760; 861,557,756; 914,203,038; 891,086,826 and 891,076,457, respectively.

Dividends

The following table sets forth in euros and in U.S. dollars the dividend paid per share for the years ended September 30, 2005, 2006, 2007, 2008 and the proposed dividend per share for the year ended September 30, 2009. Owners of our shares who are United States residents should be aware that they will be subject to German withholding tax on dividends received. See Item 10: “Additional information — Taxation.”

	Dividend paid
	per share
Year ended September 30,	Euro		U.S. dollar

2005	1.35		1.65
2006	1.45		1.88
2007	1.60		2.36
2008	1.60		2.11
2009	1.60	(1)	—

(1)	Proposed by the Managing Board and the Supervisory Board; to be approved by the shareholders at the shareholders’ annual meeting on January 26, 2010.

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

Fiscal year ended September 30,	Average

2005	1.2727
2006	1.2361
2007	1.3420
2008	1.5067
2009	1.3556

The following table shows the noon buying rates for euro in U.S. dollars for the last six months and for November, 2009 up to and including November 25, 2009.

2009	High	Low

May	1.4126	1.3267
June	1.4270	1.3784
July	1.4279	1.3852
August	1.4416	1.4075
September	1.4795	1.4235
October	1.5029	1.4532
November (through November 25)	1.5085	1.4658

On November 25, 2009, the noon buying rate was U.S.$1.5085 per €1.00.

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

Risk factors

Our business, financial condition and results of operations could suffer material adverse effects due to any of the following risks. We have described below all the risks that we consider material, but those risks are not the only ones we face. Additional risks not known to us or that we currently consider immaterial may also impair our business operations.

Strategic

Our business is affected by the uncertainties of economic and political conditions, in particular by the current global macroeconomic downturn and financial crisis:  Our business environment is influenced by conditions in the domestic and global economies. In fiscal 2009, the global economic situation took a significant turn for the worse leading to a decline in consumer and business confidence, increased unemployment and reduced levels of capital expenditure, resulting in lower demand and more challenging market environments across our Sectors. Our Industry Sector was especially affected by weaker demand due to the adverse macroeconomic and financing conditions. In recent months, certain indices and economic data began to show first signs of improvement and stabilization in the macroeconomic environment. However, there can be no assurance that these improvements will be broad-based and sustainable, and how they will affect the markets relevant for us. In general, due to the significant proportion of longer-cycle businesses in our Sectors and the importance of long-term contracts for Siemens, there is usually a time lag between the development of macroeconomic conditions and their impact on our financial results. If the improvements will be temporary or the global economic downturn continues or worsens and we are not successful in adapting our production and cost structure to the current market environment there can be no assurance that we will not experience further adverse effects that may be material to our revenues, results of operations, financial condition and ability to access capital. For example, in addition to a general decline in demand, the current tightening of credit in the financial markets may make it more difficult for our customers to obtain financing and as a result they may modify, delay or cancel plans to purchase our products and services or to execute transactions. Further, prices may decline as a result of continued adverse market conditions to a greater extent than currently anticipated. In addition, contracted payment terms, especially regarding the level of advance payments by our customers relating to long-term projects, may become less favorable under the current conditions, which could negatively impact our cash flows. Additionally, if customers are not successful in generating sufficient revenue or securing access to the capital markets they may not be able to pay, or may delay payment of, the amounts they owe us, which may adversely affect our financial position and results of operations.

Numerous other factors, such as fluctuations of energy and raw material prices as well as global political conflicts, including in the Middle East and other regions, continue to impact macroeconomic parameters and the international capital and credit markets. The uncertainty of economic and political conditions, which is reinforced by the current developments of the global economic situation, can have a material adverse impact on our investments, financial condition or results of operations and can also make our budgeting and forecasting more difficult.

Our Sectors and Cross-Sector Businesses are affected by market conditions. For example, our Industry Sector is vulnerable to unfavorable market conditions in certain segments of the automotive, manufacturing and construction industries. Our Healthcare Sector, in turn, is dependent on developments and regulations in the healthcare systems around the world, particularly including ongoing healthcare reform efforts in the U.S. Finally, our Energy Sector is exposed to the development of global energy demand and is considerably affected by regulations related to energy and environmental policies.

We operate in highly competitive markets, which are subject to price pressures and rapid changes:  The worldwide markets for our products and solutions are highly competitive in terms of pricing, product and service quality, development and introduction time, customer service and financing terms. In many of our businesses, we face downward price pressure and we are or could be exposed to market downturns or slower growth, which may increase in times of declining investment activities and consumer demand similar to the current economic conditions. We face strong competitors, some of which are larger and may have greater resources in a given business area, as well as competitors from emerging markets, which may have a better cost structure. Some industries in which we operate are undergoing consolidation, which may result in stronger competitors and a change in our relative market position. Specific competitors might be more effective and faster in capturing available market opportunities, which in turn may negatively impact our market share. These factors alone or in combination may negatively impact our financial condition or results of operations.

Our businesses must keep pace with technological changes and develop new products and services to remain competitive:  The markets in which our businesses operate experience rapid and significant changes due to the introduction of innovative technologies. To meet our customers’ needs in these areas we must continuously design new, and update existing products and services and invest in and develop new technologies. Introducing new products and technologies requires a significant commitment to research and development, which in return requires considerable financial resources that may not always result in success. Our sales and profits may suffer if we invest in technologies that do not operate as expected or are not accepted in the marketplace as anticipated or if our products or systems are not introduced to the market in a timely manner or as they become obsolete. Furthermore, in some of our markets, the need to develop and introduce new products rapidly in order to capture available opportunities may lead to quality problems. Our operating results depend to a significant extent on our ability to anticipate and adapt to changes in markets and to reduce the costs of producing high-quality new and existing products. Any inability to do so could have a material adverse effect on our financial condition or results of operations.

Our financial results and cash flows may be adversely affected by continued strategic reorientations and cost-cutting initiatives:  We are in the process of strategic reorientation and constantly perform cost-cutting initiatives, including headcount reduction, for example, within our global program for reducing marketing, selling and general administrative expenses (global SG&A program) or for the ongoing capacity adjustment measures and structural initiatives, including measures in the Industry Sector. Capacity adjustments through consolidation of business activities and manufacturing facilities, and the streamlining of product portfolios are also part of these cost reduction efforts. These measures may negatively impact our results of operations and cash flows. Any future contribution of these measures to our profitability will be influenced by the actual savings achieved and by our ability to sustain these ongoing efforts.

Our financial results and cash flows may be adversely affected by portfolio measures:  Our strategy includes divesting our interests in some business areas and strengthening others through portfolio measures, including mergers and acquisitions.

With respect to dispositions, we may not be able to divest some of our activities as planned, and the divestitures we do carry out could have a negative impact on our results of operations, our cash flow and, potentially, our reputation.

Mergers and acquisitions are inherently risky because of difficulties that may arise when integrating people, operations, technologies and products. There can be no assurance that any of the businesses we acquire can be integrated successfully and as timely as originally planned or that they will perform well once integrated. In addition, we may incur significant acquisition, administrative and other costs in connection with these transactions, including costs related to integration of acquired businesses. Furthermore, portfolio measures may result in additional financing needs and adversely affect our financial leverage and our debt-to-equity ratio. Acquisitions may also lead to substantial increases in intangible assets, including goodwill. Our balance sheet reflects a significant amount of intangible assets, including goodwill. Among our businesses, the largest amount of goodwill is allocated to the Divisions Diagnostics and Imaging & IT of the Healthcare Sector, and Industry Automation of the Industry Sector. Among these Divisions, Diagnostics has the highest amount of goodwill and the lowest excess of the recoverable amount over the carrying amount, estimated at €2.284 billion based on the annual impairment test in fiscal 2009. If we were to encounter adverse business developments including negative effects on our revenues, profits or on cash, or adverse effects from an increase in the weighted average cost of capital (WACC) or from foreign exchange rate risk or otherwise perform worse than expected at acquisition, then these intangible assets, including goodwill allocated to the Divisions Diagnostics, Building Technologies, or other Divisions, might have to be written down and could materially and adversely affect our results of operations. The likelihood of such adverse business developments increases in times of difficult macroeconomic conditions, such as experienced under the current global macroeconomic and financial crisis.

We may be adversely affected by our equity interests and strategic alliances:  Our strategy includes strengthening our business interests through joint ventures, associated companies and strategic alliances. Certain of our investments are accounted for using the equity method, including, among others, Nokia Siemens Networks B.V. (NSN), Enterprise Networks Holdings B.V. (EN) and BSH Bosch und Siemens Hausgeräte GmbH (BSH). Any factors negatively influencing the profitability of our equity investments, including negative effects on revenues, profits or on cash, could have an adverse effect on our equity pick-up related to these equity interests or may result in a write-down of these investments. In addition, our financial position and results of operations could also be adversely affected in connection with loans, guarantees or non-compliance with financial covenants related to these equity investments. Furthermore, such investments are inherently risky as we may not be able to sufficiently influence business decisions taken by our equity investments and strategic alliances that may have a negative effect on our business. In addition, joint ventures bear the risk of difficulties that may arise when integrating people, operations, technologies and products. Strategic alliances may also pose risks for us because we compete in some business areas with companies with which we have strategic alliances.

Operations

Our financial results and cash flows may be adversely affected by cost overruns or additional payment obligations related to the management of our long-term, fixed price or turn-key projects:  We perform a portion of our business, especially large projects, under long-term contracts that are awarded on a competitive bidding basis. Some of these contracts are inherently risky because we may assume substantially all of the risks associated with completing the project and the post-completion warranty obligations. For example, we face the risk that we must satisfy technical requirements of a project even though we may not have gained experience with those requirements before we win the project. The profit margins realized on such fixed-priced contracts may vary from original estimates as a result of changes in costs and productivity over their term. We sometimes bear the risk of unanticipated project modifications, shortage of key personnel, quality problems, financial difficulties of our customers, cost overruns or contractual penalties caused by unexpected technological problems, unforeseen developments at the project sites, performance problems with our suppliers, subcontractors and consortium partners or other logistical difficulties. Certain of our multi-year contracts also contain demanding installation and maintenance requirements, in addition to other performance criteria relating to timing, unit cost requirements and compliance with government regulations, which, if not satisfied, could subject us to substantial contractual penalties, damages, non-payment and contract termination. There can be no assurance that all of our fixed-priced contracts can be completed profitably. For additional information, see Item 5: “Operating and financial review and prospects—Critical accounting estimates.”

We may face interruption of our supply chain, including the inability of third parties to deliver parts, components and services on time, and could be subject to rising raw material prices:  Our financial performance depends in part on a reliable and effective supply chain management for components, sub-assembles and other materials. Capacity constraints and market shortage resulting from an ineffective supply chain management may lead to delays and additional cost. We rely on third parties to supply us with parts, components and services. Using third parties to manufacture, assemble and test our products reduces our control over manufacturing yields, quality assurance, product delivery schedules and costs. The third parties that supply us with parts and components also have other customers and may not have sufficient capacity to meet all of their customers’ needs, including ours, during periods of excess demand. Component supply delays can affect the performance of our Sectors. Although we work closely with our suppliers to avoid supply-related problems, there can be no assurance that we will not encounter supply problems in the future or that we will be able to replace a supplier that is not able to meet our demand. This risk is particularly evident in businesses with a very limited number of suppliers. Shortages and delays could materially harm our business. Unanticipated increases in the price of components due to market shortages or other reasons could also adversely affect the performance of our Sectors.

Our Sectors purchase raw materials, including copper, steel, aluminum and oil, which exposes them to fluctuations in energy and raw material prices. In recent times, commodities have been subject to volatile markets, and such volatility is expected to continue. If we are not able to compensate for or pass on our increased costs to customers, price increases could have a material adverse impact on our financial results. In contrast, in times of falling commodity prices, we may not fully profit from such price decreases as we attempt to reduce the risk of rising commodity prices by several means, such as long-term contracting or physical and financial hedging. In addition to price pressure that we may face from our customers expecting to benefit from falling commodity prices, this could also adversely affect our financial results.

We may face operational failures and quality problems in our value chain processes:  Our value chain comprises all steps, from research and development to production, marketing, sales and services. Operational failures in our value chain processes could result in quality problems or potential product, labor safety, regulatory or environmental risks. Such risks are particularly present in relation to our production facilities, which are located all over the world and have a high degree of organizational and technological complexity. From time to time, some of the products we sell might have quality issues resulting from the design or manufacture of such products or from the software integrated into them. Such operational failures or quality issues could have a material adverse effect on our financial condition or results of operations.

We are dependent upon hiring and retaining highly qualified management and technical personnel:  Competition for highly qualified management and technical personnel remains intense in the industries and regions in which our Sectors and Cross-Sector Businesses operate. In many of our business areas, we intend to extend our business activities, for which we will need highly skilled employees. Our future success depends in part on our continued ability to hire, assimilate and retain engineers and other qualified personnel. There can be no assurance that we will continue to be successful in attracting and retaining highly qualified employees and key personnel in the future, and any inability to do so could have a material adverse effect on our business.

Financial

We are exposed to currency risks and interest rate risks:  We are exposed to fluctuations in exchange rates, especially between the U.S. dollar and the euro, because a high percentage of our business volume is conducted in the U.S. and as exports from Europe. As a result, a strong euro in relation to the U.S. dollar and other currencies can have a material impact on our other revenues and results. Certain currency risks as well as interest rate risks are hedged on a Company-wide basis using derivative financial instruments. Depending on the development of foreign currency exchange rates, our hedging activities can have significant effects on our cash flow. Our Sectors and Cross-Sector Businesses engage in currency hedging activities which sometimes do not qualify for hedge accounting. In addition, our Corporate Treasury has interest rate hedging activities which also do not qualify for hedge accounting, and are subject to changes in interest rates. Accordingly, exchange rate and interest rate fluctuations may influence our financial results and lead to earnings volatility. A strengthening of the euro (particularly against the U.S. dollar) may also change our competitive position, as many of our competitors may benefit from having a substantial portion of their costs based in weaker currencies, enabling them to offer their products at lower prices. For more information regarding currency risks, interest rate risks, hedging activities and other market risks, please see “Notes to Consolidated Financial Statements.”

We are exposed to volatile credit spreads:  Regarding our Corporate Treasury activities, widening credit spreads due to uncertainty and risk aversion in the financial markets might lead to changing fair market values of our existing trade receivables and derivative financial instruments. In addition, we also see a risk of increasing refinancing costs if the recent stabilization and improvement in the global financial markets does not persist. Furthermore, costs for buying protection on credit default risks could increase due to a potential increase of counterparty risks.

Our future financing via Corporate Treasury may be affected by the uncertainties of economic conditions and the development of capital and bank markets:  Our Corporate Treasury is responsible for the financing of the Company and our Sectors and Cross-Sector Businesses. A negative development in the capital markets could increase our cost of debt capital. The developments in the subprime mortgage market in the U.S. and the worldwide financial market crisis have had a global impact on the capital markets with subsequent losses and worsening liquidity of many financial institutions. The decision of several governments to pump fresh liquidity into the market and to support the banking sector results in immense available liquidity in the capital markets. But this liquidity could only be available for well rated companies and at significantly higher credit spreads as a financial crisis could lead to a higher degree of risk awareness among investors. These developments could also influence our future possibilities of obtaining debt financing. Regarding our Corporate Treasury activities, deteriorating credit quality and/or default of counterparties may adversely affect our results.

Further downgrades of our ratings may increase our cost of capital and could negatively affect our businesses:  Our financial condition, results of operations and cash flows are influenced significantly by the actual and expected performance of the Sectors and Cross-Sector Businesses, as well as the Company’s portfolio measures. An actual or expected negative development of our results of operations or cash flows or an increase in our net debt position may result in the deterioration of our credit rating. In June 2009, Standard & Poor’s changed its long-term credit rating for Siemens from “AA-” to “A+”. Further downgrades by rating agencies may increase our cost of capital, may reduce our potential investor base and may negatively affect our businesses.

Our financing activities subject us to various risks, including credit, interest rate and foreign exchange risk:  We provide our customers various forms of direct and indirect financing in connection with large projects such as those undertaken by our Energy Sector. We finance a large number of smaller customer orders, for example the leasing of medical equipment, in part through Siemens Financial Services (SFS). SFS also incurs credit risk by financing third-party equipment or by taking direct or indirect participations in financings, such as syndicated loans. We partially take a security interest in the assets we finance or receive additional collateral. We may lose money if the credit quality of our customers deteriorates or if they default on their payment obligation to us, if the value of the assets that we have taken a security interest in or additional collateral declines, if interest rates or foreign exchange rates fluctuate, or if the projects in which we invest are unsuccessful. Potential adverse changes in economic conditions could cause a further decline in the fair market values of financial assets and customer default rates to increase substantially and asset and collateral values to decline, resulting in losses which could have a negative effect on our financial condition or results of operations.

Our financial condition and results of operations may be adversely affected by several parameters influencing the funded status of our pension benefit plans:  The funded status of our pension plans may be affected by an increase or decrease in the defined benefit obligation (DBO), as well as by an increase or decrease in the value of plan assets. Pensions are accounted for in accordance with actuarial valuations, which rely on statistical and other factors in order to anticipate future events. These factors include key pension plan valuation assumptions such as the discount rate, expected rate of return on plan assets, rate of future compensation increases and pension progression. Assumptions may differ from actual developments due to changing market and economic conditions, thereby resulting in an increase or decrease in the DBO. Significant movements in financial markets or a change in the portfolio mix of invested assets can result in corresponding increases or decreases in the value of plan assets, particularly equity securities, or in a change of the expected rate of return on plan assets. Also, changes in pension plan assumptions can affect net periodic pension cost. For example, a change in discount rates or in the expected return on plan assets assumptions may result in changes in the net periodic benefit cost in the following financial year. In order to comply with local pension regulations in selected foreign countries we may face a risk of increasing cash outflows to reduce an underfunding of our pension plans in these countries, if any. The underfunding of Siemens’ principal pension plans as of September 30, 2009 amounted to €4.0 billion, compared to an underfunding of €2.5 billion at the end of fiscal 2008. The increase in underfunding was primarily due to a decrease in the discount rate assumption at September 30, 2009, which increased the DBO. This negative effect on the funded status was only partly compensated by the actual return on plan assets, which significantly exceeded the expected return. Both factors, discount rate and actual return, are being significantly influenced by the conditions in the global financial markets. For additional information, see Item 5: “Operating and financial review and prospects—Critical accounting estimates” and “Notes to Consolidated Financial Statements.”

Compliance

Public prosecutors and other government authorities in jurisdictions around the world are conducting investigations of our Company and certain of our current and former employees regarding allegations of public corruption and other illegal acts. The results of these and any future investigations may have a material adverse effect on the development of future business opportunities, our financial results and condition, the price of our shares and American depository shares (ADSs) and our reputation:  Public prosecutors and other government authorities in jurisdictions around the world are investigating allegations of corruption at a number of our former business Groups and regional companies. In addition to ongoing investigations, there could be additional investigations launched in the future by governmental authorities in these or other jurisdictions and existing investigations may be expanded. As a result, governmental authorities may take action against us or some of our employees. These actions could include further criminal and civil fines as well as penalties, sanctions, injunctions against future conduct, profit disgorgements, disqualifications from directly and indirectly engaging in certain types of business, the loss of business licenses or permits or other restrictions. In addition to monetary and other penalties, further monitors could be appointed to review future business practices with the goal of ensuring compliance with applicable laws and we may otherwise be required to further modify our business practices and compliance programs. Tax authorities may also impose certain remedies, including potential tax penalties. Depending on the development of the investigations, we may be required to accrue material amounts for such penalties, damages, profit disgorgement or other possible actions that may be taken by various governmental authorities. Any of the foregoing could have a material adverse effect on our business, financial results and condition, the price of our shares and ADSs and our reputation.

Additionally, we engage in a substantial amount of business with governments and government-owned enterprises around the world. We also participate in a number of projects funded by government agencies and non-governmental organizations such as multilateral development banks. If we or our subsidiaries are found to have engaged in certain illegal acts or are found not to have taken effective steps to address the allegations or findings of corruption in our business, this may impair our ability to participate in business with governments or non-governmental organizations and may result in formal exclusions from such business, which may have a material adverse effect on our business. For example, legislation of member states of the European Union could in certain cases result in mandatory or discretionary exclusion from public contracts in case of a conviction for bribery and certain other offences or for other reasons. As described in more detail in Item 4: “Information on the Company—Legal proceedings,” we or our subsidiaries have in the past been excluded from government contracting as a result of findings of corruption or other misconduct. Conviction for illegal behavior or exclusion from participating in contracting with governments or non-governmental organizations in one jurisdiction may lead to exclusion in other jurisdictions or by other non-governmental organizations. Even if we are not formally excluded from participating in government business, government agencies or non-governmental organizations may informally exclude us from tendering for or participating in certain contracts. From time to time, we have received requests for information from government customers and non-governmental organizations regarding the investigations described above and our response to those investigations. We expect to receive more such requests in the future.

In addition, our involvement in existing and potential corruption proceedings could damage our reputation and have an adverse impact on our ability to compete for business from both public and private sector customers. The investigations could also impair our relationship with business partners on whom we depend and our ability to obtain new business partners. They may also adversely affect our ability to pursue strategic projects and transactions which could be important to our business, such as strategic alliances, joint ventures or other business combinations. Current or possible future investigations could result in the cancellation of certain of our existing contracts, and the commencement of significant third-party litigation, including by our competitors.

Many of the governmental investigations are at this time still ongoing and we cannot predict when they will be completed or what their outcome will be, including the potential effect that their results or the reactions of third parties thereto may have on our business. Future developments in these investigations, responding to the requests of governmental authorities and cooperating with them, especially if we are not able to resolve the investigations in a timely manner, could divert management’s attention and resources from other issues facing our business. Management has implemented a remediation plan to address corruption and compliance risk in our business. If this remediation plan is unsuccessful, we would continue to be exposed to the risks described above.

We are subject to regulatory risks associated with our international operations:  Protectionist trade policies and changes in the political and regulatory environment in the markets in which we operate such as foreign exchange import and export controls, tariffs and other trade barriers and price or exchange controls could affect our business in several national markets, impact our sales and profitability and make the repatriation of profits difficult, and could lead to penalties, sanctions and reputational damages if we are not compliant with those regulations. In addition, the uncertainty of the legal environment in some regions could limit our ability to enforce our rights. Furthermore, as a globally operating organization, we also conduct business with customers in countries subject to export controls, embargos or other forms of trade restrictions imposed by U.S., the European Union or other countries or organizations. Future interpretations or developments of sanctions regimes could lead to a curtailment of existing and/or planned business activities and the possibility of reputational harm. We expect that sales to emerging markets will continue to account for an increasing portion of our total sales, as our business naturally evolves and as developing nations and regions around the world increase their demand for our offering. Emerging market operations present several risks, including civil disturbances, health concerns, cultural differences such as employment and business practices, volatility in gross domestic product, economic and governmental instability, the potential for nationalization of private assets and the imposition of exchange controls. In particular, the Asian markets are important for our long-term growth strategy, and our sizeable operations in China are influenced by a legal system that is still developing and is subject to change. Our growth strategy could be limited by governments supporting local industries. The demand for many of the products of our Sectors and Cross-Sector Businesses, particularly those that derive their revenue from large projects, can be affected by expectations of future demand, prices and gross domestic product in the markets in which those Sectors and Cross-Sector Businesses operate. If any of these risks or similar risks associated with our international operations were to materialize, our results of operations and financial condition could be materially adversely affected.

Our business could suffer as a result of current or future litigation:  We are subject to numerous risks relating to legal, governmental and regulatory proceedings to which we are currently a party or to which we may become a party in the future. We routinely become subject to legal, governmental and regulatory investigations and proceedings involving, among other things, allegations of improper delivery of goods or services, product liability, product defects, quality problems, intellectual property infringement, non-compliance with tax regulations and/or alleged or suspected violations of applicable laws. In addition, we may face claims in connection with the circumstances that led to the corruption proceedings described above. For additional information with respect to specific proceedings, see Item 4: “Information on the Company—Legal proceedings.” There can be no assurance that the results of these or any other proceedings will not materially harm our business, reputation or brand. Moreover, even if we ultimately prevail on the merits in any such proceedings, we may have to incur substantial legal fees and other costs defending ourselves against the underlying allegations. We record a provision for legal risks when (1) we have a present obligation as a result of a past event; (2) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and (3) a reliable estimate can be made of the amount of the obligation. In addition, we maintain liability insurance for certain legal risks at levels our management believes are appropriate and consistent with industry practice. Our insurance policy, however, does not protect us against reputational damage. Moreover, we may incur losses relating to legal proceedings beyond the limits, or outside the coverage, of such insurance. Finally, there can be no assurance that we will be able to maintain adequate insurance coverage on commercially reasonable terms in the future. Each of these risks may have a material adverse effect on our results of operations or financial condition and our provisions for legal proceedings-related losses may not be sufficient to cover our ultimate loss or expenditure.

Examinations by tax authorities and changes in tax regulations could result in lower earnings and cash flows:  We operate in approximately 190 countries and therefore are subject to different tax regulations. Changes in tax law could result in higher tax expense and payments. Furthermore, this could materially impact our tax receivables and liabilities as well as deferred tax assets and deferred tax liabilities. In addition, the uncertainty of tax environment in some regions could limit our ability to enforce our rights. As a globally operating organization, we conduct business in countries subject to complex tax rules, which may be interpreted in different ways. Future interpretations or developments of tax regimes may affect our tax liability, return on investments and business operations. We are regularly examined by tax authorities in various jurisdictions.

We are subject to environmental and other government regulations:  Some of the industries in which we operate are highly regulated. Current and future environmental and other government regulations or changes thereto, may result in significant increases in our operating or product costs. We could also face liability for damage or remediation for environmental contamination at the facilities we design or operate. For further information, see Item 4: “Information on the Company—Environmental matters” and “Notes to Consolidated Financial Statements.” We establish provisions for environmental risks when (1) we have a present obligation as a result of a past event; (2) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and (3) a reliable estimate can be made of the amount of the obligation. With regard to certain environmental risks, we maintain liability insurance at levels that our management believes are appropriate and consistent with industry practice. We may incur environmental losses beyond the limits, or outside the coverage, of such insurance, and such losses may have a material adverse effect on the results of our operations or financial condition and our provisions for environmental remediation may not be sufficient to cover the ultimate losses or expenditures.

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

During fiscal 2009, Siemens employed an average of 413,650 people and operated in approximately 190 countries worldwide. In fiscal 2009, we had revenue of €76.651 billion. Our balanced business portfolio is based on leadership in electronics and electrical engineering. Following our strategy to benefit from global megatrends, Siemens’ operations are focused on three Sectors. These Sectors are Industry, Energy and Healthcare. We have combined the expertise in these three Sectors with a commitment to original research and development (R&D) to build strong global market positions. The Industry Sector’s portfolio ranges from industry automation and drives products and services to building, lighting and mobility solutions and services as well as system integration and solutions for plant business. The Energy Sector offers a wide spectrum of products, services and solutions for the generation, transmission and distribution of power and for the extraction, conversion and transport of oil and gas. The Healthcare Sector develops, manufactures and markets diagnostic and therapeutic systems, devices and consumables, as well as information technology systems for clinical and administrative purposes. Besides these activities, Siemens IT Solutions and Services as well as Siemens Financial Services (SFS) support Sector activities as business partners (Cross-Sector Businesses) while continuing to build up their own business with external customers. Equity Investments includes investments accounted for by the equity method or at cost, and available-for-sale financial assets that are not allocated to a Sector or Cross Sector Business by reason of strategic fit. Our businesses operate under a range of regional and economic conditions. In internationally-oriented long-cycle industries, for example, customers have multi-year planning and implementation horizons that tend to be independent of short-term economic trends. Our activities in these areas include primarily the Energy Sector and the mobility solutions business among others within the Industry Sector. The Healthcare Sector’s business activities are relatively unaffected by short-term economic trends but are dependent on regulatory and policy developments around the world. In fields with more industry-specific cycles, customers tend to have shorter horizons for their spending decisions and greater sensitivity to current economic conditions. Our activities in these areas include automation and drives as well as lighting operations within the Industry Sector. Our businesses, especially the Healthcare Sector are also influenced by technological change and the rate of acceptance of new technologies.

As a globally operating organization, we also conduct business with customers in Iran, Syria and Cuba. The U.S. Department of State designates these countries as state sponsors of terrorism and subjects them to export controls. Our activities with customers in these states are insignificant relative to our size (less than 1% of our revenue in fiscal 2009) and do not, in our view, represent either individually or in aggregate a material investment risk. We actively employ systems and procedures for compliance with applicable export control programs, including those in the United States, the European Union and Germany.

Fit42010 program

Our “Fit42010” program, which we initiated in fiscal 2007, has been continued in fiscal 2009. The overall objectives of Fit42010, defined as Performance targets, are to achieve profitable growth and to increase the value of the Company. Drivers of Performance are Portfolio, People Excellence, Corporate Responsibility and Operational Excellence.

Performance—sets goals based on normal business cycles for Siemens to further enhance our competitiveness and our Company value by defining targets for capital efficiency, growth, cash conversion, capital structure and reduction of marketing, selling and general administrative expenses for the Company as well as margin ranges for our Sectors and their Divisions and our Cross-Sector Businesses.

Portfolio—involves reaching or holding leading positions in all our businesses with the focus on our three Sectors, Industry, Energy and Healthcare, where we intend to round out our portfolio with new products and technologies by organic growth as well as acquisitions.

People Excellence—means achieving and maintaining a high-performance culture. We are committed to systematically developing global diverse top talents, especially emerging leaders and technical, subject matter experts. People Excellence entails fostering outstanding knowledge and unique skills in every individual and developing the capability to work in high-performance teams across organizational boundaries.

Corporate Responsibility—comprises our commitment to the society. This includes Corporate Governance, Compliance, Climate Protection, and Corporate Citizenship. Corporate Governance is the basis of all our decision-making and monitoring processes. With our Compliance system, we are seeking to set high standards for integrity and transparency. With binding rules and guidelines, we intend to ensure that our employees and managers always conduct themselves in a legal and ethical manner in relation to each other and to our business partners. Climate Protection is an obligation to society but also a business opportunity with significant growth rates. Siemens is developing technological innovations that help save energy and limit greenhouse gas emissions. Furthermore we conduct an energy efficiency program for our production facilities worldwide. Within Corporate Citizenship, the global rollout of both Siemens-wide citizenship programs, Siemens Generation21 in the field of education and Siemens Caring Hands for social assistance services, was continued. At the end of fiscal 2008 Siemens established a globally acting foundation located in Munich, Germany (Siemens Stiftung) with an endowment of €390 million to enhance the sustainability and visibility of its corporate citizenship activities. The Siemens Stiftung focuses primarily on technology, education, charitable programs, the arts and culture and began operations as an independent entity in fiscal 2009. Siemens transferred its Siemens Generation21 and Siemens Caring Hands programs to the foundation. A further goal of our corporate citizenship activities is to implement projects that foster social and business benefits by more strongly integrating Siemens’ specific expertise—for example by providing support for infrastructure deficiencies.

Operational Excellence—focuses on Open innovations and Global supply chain management.  Open innovations have been a hallmark of Siemens since its inception, and our commitment to innovation remains strong, with increasing R&D expenses in fiscal 2009 compared to fiscal 2008. With Global supply chain management, Siemens intends to expand its global market presence and market penetration, especially in fast growing regions like Asia and to close the gap between Siemens and its most profitable competitors through a global value chain network for different functions such as R&D, product development, sourcing or production. With our Supply Chain Management initiative we intend to boost efficiency in sourcing and the supply chain throughout our Company.

Portfolio activities

Since fiscal 2007, we have completed the following significant transactions to optimize our business portfolio for sustainable profitability and growth:

Acquisitions

•	Acquisition of various entities in fiscal 2009, which were neither material individually nor in aggregate.

•	Sector Healthcare’s, Diagnostics division, acquired Dade Behring at the beginning of November 2007 to further expand Healthcare’s position in the growing laboratory diagnostics market;

•	Acquisition of three entities in fiscal 2008, which were not significant individually: BJC, Spain, a supplier of switches and socket-outlets at sector Industry, Building Technologies division; Innotec GmbH, a leading software provider for lifecycle management solutions at Sector Industry’s Industry Automation division; and the rolling mill technology specialist Morgan Construction Co., USA, at Sector Industry, Industry Solutions division;

•	At Sector Industry, the Industry Automation division acquired U.S.-based UGS Corp. (UGS), one of the leading providers of product lifecycle management (PLM) software and services for manufacturers, in May 2007;

•	Sector Healthcare’s acquisition of the diagnostics division of Bayer Aktiengesellschaft in January 2007, enabling Healthcare’s Diagnostics division to expand its position in the molecular diagnostics market;

Dispositions and discontinued operations

•	In January 2009, Siemens announced its intent to sell and classified its 34% interest in the joint venture Areva NP S.A.S., held by the Energy Sector, as held for disposal;

•	The sale of Siemens’ 50% stake in Fujitsu Siemens Computers (Holding) BV (FSC), held by the segment Equity Investment, closed at the beginning of April 2009.

•	At the beginning of October 2008, Siemens completed the transfer of an 80.2% stake in Siemens Home and Office Communication Devices GmbH & Co. KG (SHC), reported in Other Operations.

•	By the end of September 2008, the Siemens enterprise networks business, reported in discontinued operations and formerly part of Com, was brought into the joint venture Enterprise Networks Holdings BV, the Netherlands. In exchange, Siemens received a 49% stake in Enterprise Networks Holdings BV, while the remaining 51% are held by The Gores Group, USA, which contributed two entities—Enterasys and SER Solutions—to the joint venture. Commencing with closing of the transaction, Siemens accounts its remaining equity interest under the equity method;

•	The sale of Siemens VDO Automotive (SV), reported as discontinued operations, to Continental AG, Hanover, Germany, closed at the beginning of December 2007;

•	In April 2007, Siemens contributed its carrier-related operations reported as discontinued operation and Nokia Corporation (Nokia), Finland contributed its Networks Business Group into Nokia Siemens Networks BV, the Netherlands (NSN), in exchange for shares in NSN. Siemens and Nokia each own an economic share of approximately 50% of NSN. Beginning in April 2007, Siemens accounts its remaining interest in NSN under the equity method;

For a detailed discussion of our acquisitions, dispositions and discontinued operations, see Notes to Consolidated Financial Statements.

Financial performance measures

In addition to measures of financial performance calculated in accordance with IFRS, we used the metrics Revenue growth, ROCE and Free cash flow, amongst others, as performance indicators with a focus on growth, capital efficiency and cash generation. Through and including fiscal 2008, we also used economic value added (EVA) as a measure for the performance of each of our former Groups and through and including fiscal 2007 also of our Company as a whole.

The measures and targets for Revenue growth, ROCE, EVA and Free cash flow are defined as follows:

•	Our target for Revenue growth is defined as organic revenue growth rate. It is calculated by subtracting currency translation effects and portfolio effects from the relevant actual year-over-year revenue growth rate. The currency translation effect is calculated by adjusting year-over-year revenue development for the currency exchange rate difference between the current and the prior-year period. The portfolio effect is calculated by adjusting year-over-year revenue development for revenue effects from acquisitions and dispositions.

•	ROCE is defined as Income from continuing operations (before interest) divided by average capital employed. Income from continuing operations (before interest) is defined as Income from continuing operations (as presented in the Consolidated Financial Statements) excluding Other interest income (expense), net (as presented in the Notes to Consolidated Financial Statements) and excluding taxes on Other interest income (expense), net. Capital employed is defined as Total equity plus Long-term debt plus Short-term debt and current maturities of long-term debt minus Cash and cash equivalents, each as presented in the Consolidated Financial Statements, plus Liabilities associated with assets classified as held for disposal minus Assets classified as held for disposal, both relating to discontinued operations and as presented in the Notes to Consolidated Financial Statements.

•	EVA compares the net operating profit after tax of a former Group to the costs of capital for the average capital employed in the business of that Group.

•	Free cash flow presented in the Notes to Consolidated Financial Statements is defined as net cash provided by (used in) operating activities (continuing operations), less Additions to intangible assets and property, plant and equipment (continuing operations).

For a definition of Revenue growth and Free cash flow, and a reconciliation to the most directly comparable IFRS financial measure, see Item 5: “Operating and financial review and prospects—Supplemental financial measures.”

Other companies that use Revenue growth, ROCE, EVA or Free cash flow may define and calculate these measures differently.

Description of business

Our financial reporting comprises six reportable segments. These segments consist of:

•	three Sectors, Industry, Energy and Healthcare, which are reported along with fourteen Divisions which comprise the Divisions, Industry Automation, Drive Technologies, Building Technologies, OSRAM, Industry Solutions and Mobility, belonging to the Industry Sector, the Divisions, Fossil Power Generation, Renewable Energy, Oil & Gas, Power Transmission and Power Distribution, belonging to the Energy Sector and the Divisions, Imaging & IT, Workflow & Solutions and Diagnostics, belonging to the Healthcare Sector,

•	Equity Investments and

•	two Cross-Sector Businesses, Siemens IT Solutions and Services and Siemens Financial Services.

The following figure shows Siemens’ reporting structure:

Industry

The Industry Sector offers a complete spectrum of products, services and solutions for the efficient use of resources and energy and improvements of productivity in industry and infrastructure. Its integrated technologies and holistic solutions address primarily industrial customers, such as process and manufacturing industries, and infrastructure customers, especially in the areas of transport, buildings and utilities. The portfolio spans industry automation and drives products and services, building, lighting and mobility solutions and services, and system integration and solutions for plant businesses. The Sector consists of six Divisions: Industry Automation, Drive Technologies, Mobility, Industry Solutions, Building Technologies and OSRAM.

The following table provides key financial data concerning the Industry Sector.

Year ended
September 30, 2009

Total revenue	€35.043 billion
External revenue	€33.915 billion
External revenue as percentage of Siemens revenue	44.25%
Sector profit	€2.701 billion

The following chart provides a geographic breakdown of the Industry Sector’s external revenue in fiscal 2009.

The Industry Automation Division offers automation systems such as programmable logic controllers and process control systems, low-voltage switchgear such as circuit protection and distribution products, sensors such as process instrumentation and analytics and industrial software such as product lifecycle management and manufacturing execution systems software. The Division’s portfolio ranges from standard products and systems for the manufacturing, processing and construction industries to solutions for entire industrial vertical markets, including automation solutions for entire automobile production facilities and chemical plants. At the beginning of fiscal 2010, the Division’s low-voltage switchgear business has been transferred to the Building Technologies Division.

The Drive Technologies Division offers integrated technologies that cover a wide range of drive applications with electrical components such as standard motors and drives for conveyor belts, pumps and compressors, heavy duty motors and drives for rolling steel mills, compressors for oil and gas pipelines and mechanical components such as gears for wind turbines and cement mills. Drive Technologies offers products such as automation systems and services for production machinery and machine tools. The Division’s portfolio includes standard products as well as industry-specific control and drive solutions for wind power, metal forming, printing and electronic manufacturing as well as solutions for manufacturers of glass, wood, plastic, ceramic, textile and packaging equipment and crane systems. In 2009, the Division’s surface mount technology placement systems (electronics assembly systems) business was transferred to Other Operations.

The Building Technologies Division offers products, services and solutions for commercial, industrial, public and residential buildings, including building automation, comfort, building safety and security, and building operations. In addition, the Division offers energy solutions, aiming to improve a building’s energy cost, reliability and performance while minimizing its impact on the environment. The Division’s broad range of offerings includes heating and ventilation controls, security systems and devices such as intruder detection, video surveillance and building access control, fire safety solutions such as fire detection, protection alarm systems and non-water based fire extinguishing, and electrical installation equipment for buildings such as low-voltage switchgear, sockets and circuit breakers. As mentioned above, the low-voltage switchgear business has been transferred from the Industry Automation Division to Building Technologies beginning of fiscal 2010.

OSRAM supplies lighting solutions for all aspects of life and living environments, providing its customers with an extensive product portfolio of lamps such as incandescent, halogen, compact fluorescent, fluorescent, high-intensity discharge and Xenon lamps, opto-electronic semiconductor light sources such as light emitting diodes (LEDs), organic LEDs, high power laser diodes, LED systems and LED luminaires, relevant electronic equipment such as electronic ballasts and lighting control and management systems as well as precision material and components. These products are used in applications in households, industrial and commercial applications, and public spaces and infrastructure.

The Industry Solutions Division is Siemens’ systems integrator and solutions provider for industrial plant businesses, covering planning, construction, operation and maintenance over a plant’s entire lifecycle. With its water processing and raw material processing systems, the Division helps to increase the productivity and competitiveness of enterprises in various industries and to meet the need for environmentally compatible solutions. Its processes and systems are applied in the iron and steel production, pulp and paper, cement, marine and mining industries. We also offer equipment for the treatment of potable water and wastewater such as membranes and lab water/high purity water systems, treatment and outsourcing solutions for industrial wastewater, electrical and automation solutions for municipal wastewater and water transport as well as water treatment services. Siemens intends a carve-out of Industry Solutions’ electronic design and manufacturing services business in fiscal 2010.

The Mobility Division’s goal is to network distinct transportation systems with one another to move people and goods efficiently. The Division combines Siemens’ products, solutions and services in operating systems for rail transportation such as central control systems, interlockings and automated train controls, for road traffic including traffic detection, information and guidance, for airport logistics including cargo tracking and baggage handling, for postal automation including letter parcel sorting, and for rail electrification, as well as rail vehicles for mass transit, regional, long-distance transportation, and locomotives. At the beginning of fiscal 2010, the Division closed the sale of its airfield lighting business.

The Industry Sector’s principal customers are industrial and infrastructure customers in a broad range of markets, including construction and real estate, transportation and logistics, metals and mining, machinery, utilities and automotive. The Sector is active globally, including in emerging markets, especially those in the Asia-Pacific region, which management believes have significant growth potential. Apart from the Siemens Brand, the Sector markets some parts of its portfolio under different brand names (such as OSRAM and Sylvania for lighting products or Flender for gears), depending on geography and technology.

The Sector sells its products primarily through dedicated personnel in Siemens’ worldwide network of regional sales units. In addition, it uses original equipment manufacturers, solution providers, installers, general contractors, third-party distributors and independent agents. Its small project businesses (e.g., the businesses of its Building Technologies Division) have a decentralized business organization with a local branch network to deliver solutions to their customers directly.

The large size of some of the Sector’s projects (especially in the Mobility Division and in parts of the Industry Solutions and Building Technologies Divisions) occasionally exposes it to risks related to technical performance or specific customers or countries. In the past, the Sector has experienced significant losses on individual projects in connection with such risks. For additional information on these risks, see Item 3: “Key information—Risk factors.”

The Sector has manufacturing locations especially throughout North and South America, Western and Eastern Europe, and Asia, allowing it to stay close to its major customers and keep shipping charges low. In recent years, material costs have been negatively affected by significant price volatility for metals, energy and other raw materials. The Sector continues to work on reducing the use of hazardous materials (e.g., mercury or lead) and to replace them in its products and processes. Sustainable products, such as energy-saving lamps and LEDs, coking coal free iron production processes (COREX), energy efficient motors, and energy management play a major role in its innovation strategy.

Average product lifetimes in the Sector’s product businesses tend to be short (typically ranging from one to five years from introduction) and are even shorter where software and electronics play an important role. The lifecycles in the solutions businesses tend to be longer, as the Sector supports its customers with significant service through the whole life of their infrastructures.

No single competitor has a broad business portfolio similar to that of the Industry Sector. The Sector’s principal competitors with broad portfolios are multinational companies such as ABB, Alstom, Bombardier, Emerson, General Electric, Honeywell, Johnson Controls, Philips, Schneider Electric and Tyco. In the industries in which the Sector is active consolidation is occurring on several levels. In particular, suppliers of automation solutions have supplemented their activities with actuator or sensor technology, while suppliers of components and products have supplemented their portfolio with adjacent products for their sales channels.

The main competitors of the Industry Automation Division are ABB, Schneider Electric, Rockwell and Emerson Electric. Within its product lifecycle management business the Division also competes with among others Dassault Systemes and PTC. Competitors of the Drive Technologies Division include companies with broad business portfolios such as ABB, Emerson and Mitsubishi Electric but also specialist companies such as Fanuc, SEW and Baldor. For the Building Technologies Division, the main global competitors of its solutions businesses are large system integrators such as Tyco, Honeywell, Johnson Controls, UTC and Bosch as well as Schneider Electric in some markets. The security business is also facing increased competition from information technology (IT) integrators due to the convergence of physical and IT security. The main competitors of the Division’s products business are large multi-national suppliers such as GE, Johnson Controls, Honeywell, Bosch and Schneider Electric. It also faces competition from niche competitors and from new entrants, such as utility companies and consulting firms, exploiting the fragmented energy efficiency market. Competitors of the Industry Solutions Division vary by business area and region. They range from large, diversified multinational to small, highly specialized local companies. The Division’s main international competitors include ABB, General Electric, SMS, Danieli and Veolia. In the worldwide lighting market, as a result of acquisitions and consolidations over the last decades, OSRAM, Philips and General Electric are the key players in traditional lighting. In addition, there are several new entrants, especially in China. Within its LED business, the Division competes with among others Nichia, Philips and Cree. The Mobility Division competes in its industry globally with a relatively small number of large companies and with numerous small to midsized competitors who are either active on a regional level or specialize within narrow product spectrums. Mobility’s principal competitors are Alstom and Bombardier.

Moreover, the Sector’s Divisions compete with many specialized or local companies, particularly in the European, Chinese and Indian markets. Asian competitors are generally focused on large-scale production and cost cutting. European competitors are focused on high quality lifecycle service. Nevertheless, most major competitors have established global bases for their businesses. In addition, competition in the field has become increasingly focused on technological improvements and price. Intense competition, budget constraints and rapid technical progress within the industry place significant downward pressure on prices. In addition, competitors continuously shift their production to low-cost countries.

Energy

The Energy Sector offers a wide spectrum of products, services and solutions for the generation, transmission and distribution of power, and the extraction, conversion and transport of oil and gas. It primarily addresses the needs of energy providers, but also serves industrial companies, particularly in the oil and gas industry. The Sector consists of six Divisions: Fossil Power Generation, Renewable Energy, Oil and Gas, Energy Service, Power Transmission and Power Distribution. Financial results of the Energy Service Division are reflected in the Fossil Power Generation Division and the Oil & Gas Division and are therefore not reported separately.

The following table provides key financial data concerning the Energy Sector.

Year ended
September 30, 2009

Total revenue	€25.793 billion
External revenue	€25.405 billion
External revenue as percentage of Siemens revenue	33.14%
Sector profit	€3.315 billion

The following chart provides a geographic breakdown of the Energy Sector’s external revenue in fiscal 2009.

The Fossil Power Generation Division offers high-efficiency products and solutions for fossil-based power generation. The offering extends from gas and steam turbines and generators to complete turnkey power plants. The Division concentrates on gas and steam turbines and turbo generators in the larger power range, with an emphasis on combined-cycle gas and steam power plants. It also develops process instrumentation and control systems for all types of power plants and for use in power generation, including information technology solutions providing management applications from the plant to the enterprise level and is working on the development and production of systems based on emerging technologies such as integrated gasification and carbon capture and storage. During fiscal 2009 the Division finalized trial operations on the world’s largest and most powerful gas turbine in Irsching near Ingolstadt, Germany, which is expected to commence commercial operations in 2011. Fossil Power Generation has stakes in other companies such as our minority stakes in Areva NP in the nuclear power sector and the Russian power plant supplier Power Machines. The Division is also represented in a number of joint ventures in China, including an increasing share in Shanghai Electric Power Generation Equipment. In January 2009, Siemens announced that it will terminate the Shareholders Agreement of the joint venture Areva NP, and sell its 34% interest in Areva NP to the majority shareholder Areva S.A. under the terms of a put agreement. The required approval of antitrust authorities has been obtained in October 2009. For additional information, see “—Legal proceedings.”

The Renewable Energy Division provides solutions for the production of electricity out of renewable energy sources, including wind and photovoltaic. In the rapidly growing global wind power market, the Division builds wind turbines from 2.3 MW to 3.6 MW with rotor diameters spanning 82 to 120 meters for on- and offshore applications, provides services to off- and onshore wind farms and, in coordination with other Divisions within the Energy Sector ensures the efficient linking of wind farms to power grids. As part of its globalization strategy, the Division is making considerable investments in the United States and Asia. In addition to its wind and solar power business, Siemens holds a minority stake in a joint venture in hydropower generation, Voith Hydro Power Generation, which is accounted for using the equity method. During the first quarter of fiscal 2010, we acquired Solel Solar Systems Ltd. to strengthen Renewable Energy’s position in the solar thermal power market.

The Oil & Gas Division supplies products and solutions for the production transport and processing of oil, gas and water, which are used in the oil and gas industries as well as other industries. The portfolio includes steam and gas turbines in the small and medium range as well as process turbocompressors, generators, power generation and distribution solutions, process and automation technology and integrated IT solutions. The Division’s activities encompass design, engineering and supply.

The Energy Service Division offers comprehensive services, including parts and components, for complete power plants and rotating machines such as gas and steam turbines, generators and compressors. It provides these services using advanced plant diagnostics and systems engineering. The Division also offers power plant maintenance and operation services and emissions control services and systems. All financial results relating to the Division are reflected in the Fossil Power Generation Division and the Oil & Gas Division and are therefore not reported separately.

The Power Transmission Division covers high-voltage transmission solutions, power transformers, high-voltage switching products and systems, and innovative alternating and direct current transmission systems. The Division supplies energy utilities and large industrial power users with equipment, systems and services used to process and transmit electrical power from the source, typically a power plant, to various points along the power transmission network. In the power transmission process, electricity generated by a power plant is transformed to a high voltage that can be transported efficiently over long distances along overhead lines or underground or subsea cables. This voltage step-up occurs at or near the site of the power plant, and requires transformation, control, transmission, switching and protection systems. High-voltage power then passes through one or more substations, which use distribution switchgear to control the amounts delivered, circuit breakers and surge arresters to protect against transmission hazards and transformers to reduce the voltage to a medium level for safe distribution in populated areas. Since October 2007, the Division has secured key components through a joint venture with Infineon Technologies in Germany for design, manufacturing and sale of high performance semiconductors.

The Power Distribution Division combines medium-voltage components, systems and solutions, power automation solutions and products as well as services for power equipment and transmission and distribution networks. The Division supplies energy utilities and large industrial power users with equipment, systems and services used to process and distribute power via a distribution grid to the low voltage grid and the end user, respectively. Metering systems measure and record the locations and amounts of power transmitted.

The Power Transmission and Power Distribution Divisions together provide customers with turnkey transmission systems and distribution substations, discrete products and equipment for integration by the Sector’s customers into larger systems, information technology systems and consulting services relating to the design, and construction of power transmission and distribution networks. These include power systems control equipment and information technology systems, transformers, high voltage products and power equipment for both alternating and direct current transmission systems; protection and substation control systems; and medium voltage equipment, including circuit breakers and distribution switchgear systems and components.

In addition to equipment and systems, the Power Transmission and Power Distribution Divisions offer a growing range of services and integrated solutions for various stages in the power transmission and distribution process. They provide analytical and consulting services, as well as equipment and systems in the power quality field that are designed to improve the availability and reliability of power transmitted by analyzing and reducing the causes of power fluctuations and failures. Power quality systems and services have become increasingly important with the growing use of sensitive computerized, electronic and other equipment requiring continuous power with very little fluctuation in voltage or frequency. As a leading international supplier of intelligent power networks, or smart grids, which use digital technology to improve power reliability, unite large, centralized generation units with small, decentralized ones and achieve cost and energy savings, the Power Transmission and Power Distribution Divisions are responding to and anticipating these market trends. The Sector continues to strengthen its smart grid portfolio across the entire energy conversion chain and aims to capture a significant portion of the market, which it expects to grow in coming years due to climate change and rising energy demands as well as liberalized energy markets and economic stimulus programs.

The Energy Sector distributes its products and services through its own dedicated sales force, supported by Siemens’s worldwide network of regional companies. Additional sales channels include joint ventures and license partners, especially in markets requiring a high degree of local knowledge.

Overall, the Sector’s principal customers are large power utilities and independent power producers and power distributors, construction engineering firms and developers. Due to ongoing deregulation in the power industry, its customer base continues to diversify from one formerly composed almost exclusively of power utilities responsible for all stages of power generation, transmission and distribution to one that includes an increasing number of independent system operators and power distributors supplying services at different points of the power generation, transmission and distribution network. Because certain significant areas of the Sector’s business, such as power plant construction, involve working on medium- or longer-term projects for customers who may not require the Sector’s services again in the short term, the Sector’s most significant customers tend to vary significantly from year to year.

The Energy Sector’s business activities vary widely in size from component delivery and comparatively small projects to turnkey contracts for the construction of new power plants with contract values of more than €0.5 billion each. The large size of some of the Sector’s projects occasionally exposes it to risks related to technical performance, a customer or a country. In the past, the Sector has experienced significant losses on individual projects in connection with such risks. For additional information about our long-term contracts, see Item 3: “Key information—Risk factors.” Moreover, the Sector generates an increasing proportion of its revenue from oil and gas activities and industrial customers in the developing world. While this region represents a growth market for power generation, transmission and distribution products and systems, the Sector’s activities in that region expose it to risks associated with economic, financial and political disruptions that could result in lower demand or affect customers’ abilities to pay.

The Sector’s competitors vary by Division. The Fossil Power Generation Division’s market consists of a relatively small number of companies, some with very strong positions in their domestic markets. Its principal competitors in gas turbines are General Electric, ALSTOM Power and Mitsubishi Heavy Industries, whereas its main competitors in steam turbines are ALSTOM Power, Toshiba and General Electric. In China, manufacturers are mainly focused on their large home market, but have recently begun to transform from local to international suppliers. The Division aims to participate in this growth through a Chinese joint venture. In instrumentation and controls, ABB is the Division’s principal competitor. The principal competitors of the Renewable Energy Division in the growing wind turbine market are Vestas, General Electric, Gamesa and Enercon with smaller and low-cost competitors, especially from China, increasingly challenging the dominant players’ large market share. The Division’s main competitors in the solar market are integrators like Solon, Conergy and Sunpower. In addition, module manufacturers such as First Solar have also begun to enter this market segment. The Oil and Gas Division faces a relatively small number of competitors, some with very strong market positions. Its principal competitors vary by product; in automation and controls, they are ABB, Honeywell and General Electric whereas in compressors and steam and gas turbines, they are General Electric, Solar, MAN Turbo and Dresser Rand. The primary competitors of the Power Transmission and Power Distribution Divisions are a small group of large, multinational companies offering a wide variety of products, systems and services. The Power Transmission Division’s key global competitors are ABB, Areva and, to some extent, General Electric. Further competition comes from regional and niche manufacturers, such as Toshiba, China XD, Crompton Greaves or TBEA, and, increasingly, local competitors in low-cost countries such as China and India. The Power Distribution Division holds a leading position in its markets. Its key competitors are ABB, Schneider and Areva, as well as regional competitors in certain markets such as China and India where local competitors have lately also begun to venture into export markets. Increasing international competition from local and regional competitors in low-cost countries is one of the reasons why the Power Transmission and Power Distribution Divisions have entered into several joint ventures in China, which is the Sector’s largest single power transmission and distribution market.

Healthcare

The Healthcare Sector offers customers a comprehensive portfolio of medical solutions across the value-added chain—ranging from medical imaging to in-vitro diagnostics to interventional systems and clinical information technology systems—all from a single source. In addition, the Sector provides technical maintenance, professional and consulting services, and, together with Siemens Financial Services, financing to assist customers in purchasing the Sector’s products.

The following table provides key financial data concerning the Healthcare Sector.

Year ended
September 30, 2009

Total revenue	€11.927 billion
External revenue	€11.864 billion
External revenue as percentage of Siemens revenue	15.48%
Sector profit	€1.450 billion

The following chart provides a geographic breakdown of the Healthcare Sector’s external revenue in fiscal 2009.

The Imaging & IT Division comprises medical imaging systems, including x-ray, computed tomography, magnetic resonance, molecular imaging and ultrasound, which are used to generate morphological and functional images of the human body. This information is used both for diagnostic purposes and in preparation for potential treatment, including interventional and minimally invasive procedures. The Division also offers computer-based systems, workstations and software, enabling healthcare professionals to retrieve, process and store the patient’s imaging information. In addition, the Division offers hospital information systems, which allow to digitally store, retrieve and transmit all relevant clinical and administrative information, and which are used to facilitate and optimize clinical workflows by our customers. The Division is also active in computer based decisions support systems and knowledge-based technologies for assisting doctors with the diagnosis of diseases.

The Workflow & Solutions Division provides integrated solutions for areas such as cardiology, oncology, women’s health, urology, surgery and audiology. The portfolio includes oncology care systems, including linear accelerator and particle therapy technologies used in cancer treatments, x-ray imaging systems for mammography and surgery applications as well as urology systems, and audiology products (hearing aids) and related products and supplies. The Division also provides product related services for the Sector’s imaging and therapeutic equipment and consulting services. In fiscal 2009, the Division ceased to acquire new particle therapy projects but will focus on existing projects and further develop the underlying technology.

The Diagnostics Division offers products and services in the area of in-vitro diagnostics. In-vitro diagnostics is based on the analysis of bodily fluids such as blood or urine, and supplies vital information for the detection and management of disease as well as an individual patient’s risk assessment. The Division’s portfolio represents a comprehensive range of diagnostic testing systems and consumables, including clinical chemistry and immunodiagnostics, molecular diagnostics (i.e., testing for nucleic acids), hematology, hemostasis, microbiology, point-of-care testing and clinical laboratory automation solutions. We entered the in-vitro diagnostics business through the acquisitions of Diagnostic Products Corporation (DPC), the Diagnostics Division of Bayer AG, and the acquisition of Dade Behring, Inc. and continued the integration of these acquisitions in fiscal 2009.

The customers of the Healthcare Sector include healthcare providers such as hospital groups and individual hospitals, group and individual medical practices, reference and physician office laboratories and outpatient clinics. The Sector sells the majority of its products and services through in-house sales staff supported by dedicated product specialists. In some countries, it also uses dealers, particularly for the sale of low-end products (such as low-end ultrasound and x-ray equipment). In-vitro diagnostics products and services are primarily sold through the Sector’s dedicated diagnostics sales force, but in some regions dealers are used. A small portion of the Sector’s sales revenue derives from the delivery of products and components to competitors on an original equipment manufacturer (OEM) basis. The Sector’s products are serviced primarily by its own dedicated personnel.

In certain parts of the world, especially the United States, the Healthcare Sector faces market risks in connection with ongoing health care reform efforts. In fiscal 2009, these risks were compounded by the global economic downturn, which has constrained the ability of the Sector’s customers to finance the purchase of new equipment.

The Healthcare Sector has research and development and OEM cooperation agreements with various companies, including Bruker in the field of magnetic resonance imaging, Toshiba in the field of ultrasound and magnetic resonance imaging, Matsushita for low- and mid-range ultrasound systems, Jeol in the field of in-vitro diagnostics, and Partners Health Systems in the emerging field of personalized medicine. The Healthcare Sector provides electromedical systems incl. patient monitoring and anesthesia systems through a joint venture with Dräger AG in Lübeck, Germany, in which Siemens holds a 25% stake. Dräger has announced that it is considering purchasing Siemens’ shares in the joint venture. The Sector is also party to several other joint ventures, including with Philips and Thales to manufacture flat panel detectors for medical imaging.

The Healthcare Sector’s principal competitors in medical imaging are General Electric, Philips, Toshiba, Hitachi and Hologic. Other competitors include McKesson and Cerner for healthcare information technology systems, Sonova (formerly Phonak), William Demant and GN Resound for audiology (hearing aids), Elekta and Varian Medical for oncology care systems, and Roche, Abbott and Beckman Coulter for in-vitro diagnostics. The trend toward consolidation in the Sector’s industry continues. Competition among the leading companies in the field is strong, including with respect to price.

Equity Investments

In general, the segment Equity Investments comprises equity stakes held by Siemens that are accounted for by the equity method, at cost or as current available-for-sale financial assets and which are not allocated to a Sector, a Cross-Sector Business, SRE, Pensions or Corporate Treasury for strategic reasons.

The main investments within Equity Investments are:

•	Nokia Siemens Networks B.V. (NSN): NSN began operations in the third quarter of fiscal 2007 and includes the carrier-related operations of Siemens and the Networks Business Group of Nokia. NSN is a leading supplier in the telecommunications infrastructure industry.

•	BSH Bosch und Siemens Hausgeräte GmbH (BSH): BSH is a leading manufacturer of household appliances, offering an extensive range of innovative products tailored to customer needs and global megatrends alike. BSH was founded as a joint venture in 1967 between Robert Bosch GmbH and Siemens.

•	A 49% stake in Enterprise Networks Holdings B.V. (EN), Netherlands, a provider of open communications, network and security solutions to enterprise customers.

•	A 49% stake in Krauss-Maffei Wegmann GmbH & Co. KG, which holds a leading position in the defense technology market.

•	A 50% stake in ELIN GmbH & Co. KG (ELIN), Austria, a provider of technical building equipment and installation services. Prior to the beginning of fiscal 2009, ELIN was called Siemens Elin Buildings & Infrastructure GmbH & Co. KG.

•	At the beginning of fiscal 2009, we closed the sale of Siemens Home and Office Communication Devices GmbH & Co. KG (SHC) to ARQUES Invest Potenzial GmbH, Germany, which was renamed as Gigaset Communications GmbH (GC). In fiscal 2008, SHC was wholly owned by Siemens and reported within Other Operations. During the fourth quarter of fiscal 2008, Siemens acquired a stake of 19.8% in ARQUES Value Development GmbH, which owns all shares of GC. Our stake in ARQUES Value Development GmbH is reported within Equity Investments as of September 30, 2008. GC focuses on cordless phones and broadband and home entertainment devices.

In the third quarter of fiscal 2009 we sold our shares in Fujitsu Siemens Computers (Holding) B.V. (FSC) to Fujitsu Limited, and, accordingly, FSC ceased to be an investment held within Equity Investments.

For additional information on investments held in Equity Investments, see Item 5: “Operating and financial review and prospects—Fiscal 2009 compared to fiscal 2008—Segment information analysis—Equity Investments,” Item 7: “Major shareholders and related party transactions—Related party transactions,” as well as “Notes to Consolidated Financial Statements.”

Siemens IT Solutions and Services

Siemens IT Solutions and Services designs, builds and operates both discrete and large-scale information and communications systems. As a Siemens Cross-Sector Business, Siemens IT Solutions and Services offers comprehensive information technology and communications solutions from a single source both to third parties and to other Siemens entities and their customers. While mainly performing operations related services, it also creates solutions for customers by drawing on its management consulting resources to redesign customer processes, on its professional services to integrate, upgrade, build and install information technology systems and on its operational capabilities to run these systems on an ongoing basis. Siemens intends to organize the activities of Siemens IT Solutions and Services in separate legal entities.

The following table provides key financial data concerning Siemens IT Solutions and Services.

Year ended
September 30, 2009

Total revenue	€4.686 billion
External revenue	€3.580 billion
External revenue as percentage of Siemens revenue	4.67%
Profit	€90 million

The following chart provides a geographic breakdown of Siemens IT Solutions and Services’ external revenue in fiscal 2009.

In its current form, Siemens IT Solutions and Services offers its solutions and services to external customers in the following areas:

•	Industry-Energy-Healthcare, which includes the automotive, discrete manufacturing, mobility and process industries as well as the energy and healthcare markets;

•	Public sector, which includes defense & intelligence, public security, employment services and public administration; and

•	Service industries, which includes customers in telecommunications and internet services, media, and financial and consulting services.

On a combined basis, Siemens is the largest customer of Siemens IT Solutions and Services, accounting for 24% of total revenue in fiscal 2009.

The types of services we offer include:

•	project-oriented consulting, design and implementation services, such as selecting, adapting and introducing new solutions to support business processes, as well as integration of systems and enterprise applications;

•	outsourcing services (full-scale IT operations spanning hosting, call center, network and desktop services) as well as operation of selected business processes (e.g. financial services back-office operations);

•	software development such as design and implementation of software solutions for external customers. In fiscal 2009, Siemens reorganized its software engineering business and transferred Siemens IT Solutions and Services’ software programming capabilities for the three Sectors Industry, Energy and Healthcare to Corporate Technology, creating a central software house.

Siemens IT Solutions and Services’ solutions and services are designed to support its customers in the following areas:

•	customer relationship management, to assist businesses in aligning their organizations to better serve the needs and requirements of their customers;

•	business information management, to improve our customers’ business processes, including services and solutions for business information, document and product data management;

•	supply chain management, to facilitate the efficient interplay of all of a business’ operational processes with those of its suppliers;

•	enterprise resource management, to optimize a customer’s internal management and production processes;

•	e-commerce systems and solutions in a range of industries, to allow customers to offer a variety of Internet-based services through design and implementation of software for communications and transactions applications; and

•	environmental solutions, designed to reduce the environmental impact of customers’ business processes, products and services, including solutions designed to prevent pollution and to optimize energy consumption and utilization.

At the beginning of fiscal 2010, Siemens IT Solutions and Services completed the acquisition of a 60% stake in Energy4U GmbH, Elbtal, Germany, a specialist in IT consulting services for utilities.

Most of Siemens IT Solutions and Services’ consulting and design services involve information technology and communications systems that Siemens also builds and operates itself. At the same time, Siemens IT Solutions and Services also designs and builds systems and provides services using the software of several companies with which it has established relationships, such as Microsoft, SAP and Fujitsu. In fiscal 2009, Siemens sold its shares in the Fujitsu Siemens Computers joint venture to Fujitsu. The former joint venture has since been renamed into Fujitsu Technology Solutions and remains an important partner of Siemens IT Solutions and Services in the delivery of on-site services.

The largest external customers of Siemens IT Solutions and Services in fiscal 2009 included BBC, BWI Informationstechnik, National Savings & Investments and Nokia Siemens Networks (NSN).

Siemens IT Solutions and Services has its own sales force and operates worldwide in more than 40 countries.

Because Siemens IT Solutions and Services routinely enters into large-scale and sometimes long-term projects, it occasionally gets exposed to risks related to technical performance or specific customers or countries. Therefore, risks associated with long-term outsourcing contracts remain a management priority at Siemens IT Solutions and Services. For additional information on these risks, see Item 3: “Key information—Risk factors.”

Siemens IT Solutions and Services’ competitors vary by region and type of service. A few of them are global, full-service IT providers such as IBM’s Global Services division, Accenture, CSC and HP Services. One of Siemens IT Solutions and Services’ competitors with a more narrow focus on specific regions or customers is T-Systems, a unit of Deutsche Telekom, which is based in Germany. As a service business, Siemens IT Solutions and Services requires a strong local presences and the ability to build close customer relationships and provide customized solutions while achieving economies of scale and successfully managing risks in large projects.

The IT services market is expected to recover in 2010 but continues to be highly competitive and fragmented; in fiscal 2009, industry-wide growth slowed as a result of the global financial crisis but Gartner, Inc. expects growth to return to pre-crisis growth rates in the years after 2010. Ongoing commoditization of the IT services industry and the entry of new players such as Indian companies into the European market keep price pressure and the need for cost reduction at a high level.

Siemens Financial Services (SFS)

As a Siemens Cross-Sector Business, Siemens Financial Services (SFS) provides a variety of financial services and products both to third parties and to other Siemens entities and their customers. We are comprised of five business units, which can be classified as either capital businesses (consisting of the Commercial Finance Europe/APAC business unit (COFEA), the Commercial Finance U.S. business unit (COFUS) and the Equity component of the Equity & Project Finance business unit) or fee businesses (consisting of the Treasury and Investment Management business unit, the Insurance business unit and the Project and Export Finance component of the Equity & Project Finance business unit). The capital businesses support Siemens sales with leasing and lending programs and offer a broad range of financial solutions, including direct financing, to vendors and their business customers. Our finance products include finance leases, operating leases, hire purchases and rental contracts as well as structured loans. The capital businesses also make equity investments, mainly in infrastructure projects where Siemens acts as the principal supplier. The fee businesses support and advise Siemens in matters concerning financial risk and investment management and provide an important contribution to Siemens by arranging financing for Siemens projects. Most of SFS’ fee business is generated internally (i.e. with other Siemens entities as the customer). SFS’ capital business is originated from Siemens as well as third party customers and is focused around Energy, Industry and Healthcare as areas with Siemens domain expertise.

In its transactions with Siemens and third parties, SFS acts in accordance with banking industry standards in the international financial markets.

The following table provides key financial data concerning SFS.

	Year ended September 30, 2009

Total assets	€11.704	billion
Total assets as percentage of Siemens assets	12.33%
Income before income taxes	€304	million

COFEA and COFUS offer a comprehensive range of asset finance, leasing, rental and related financing solutions to organizations of all sizes to finance equipment purchased from Siemens or third-party providers or to finance growth and working capital needs. COFEA and COFUS leverage technical expertise and long-term relationships with other Siemens entities to create integrated financial solutions that complement the Siemens portfolio across the Healthcare, Industry and Energy Sectors and Siemens IT Solutions and Services.

Services are provided through a network of COFEA and COFUS companies, located in 16 countries throughout Europe, Asia Pacific and North America, comprising regulated, partially or non-regulated entities. Refinancing of SFS COFEA/COFUS entities is mainly conducted by Siemens treasury units.

COFEA products comprise finance and operating leases, hire purchases, rentals, structured loans and very limited forfaiting. Structured solutions range from senior secured corporate loans and structured investment financing to infrastructure and project financing and acquisition, leveraged buyouts (LBO) and growth financing, typically as syndicated loans. SFS COFUS provides similar products in asset financing with a strong focus on senior secured lending and, to a lesser extent, other debt instruments to the Energy Sector, for big ticket leasing for transportation and manufacturing assets in the Industry Sector and for a growing portfolio in acquisition financing. COFUS’ asset-based lending solutions are mainly secured by receivables and inventory.

COFEA serves Siemens and other domestic and international manufacturers and vendors to allow a risk-balanced portfolio based on a locally adopted mix of end customers. In addition to the vendor channel, the business unit mainly serves clients through direct origination, private equity and project sponsors as well as through the syndication market. It delivers financing solutions tailored to customers’ sales objectives, distribution channels and processes and supports them through its local field sales presence in the regions Europe and APAC.

The Equity Investments and Project Finance business unit encompasses equity investments in infrastructure projects and small and medium-sized companies as well as the provision of advisory and other services to other Siemens entities. The business unit invests in equity of a broad range of infrastructure projects. In doing so, it concentrates entirely on projects with a meaningful role for Siemens technology. Its investment focus is on power projects (thermal and renewable), medical projects and other infrastructure projects such as airports or railways.

In addition, the business unit conducts equity investments in small and medium-sized companies (venture and growth capital) to fund leading-edge technologies and systems, making Siemens and its customers more competitive by expanding and improving the products and services offered by Siemens. Energy, healthcare, and industry, the core domains of Siemens’ technological expertise, are investment focal points. The business unit also offers customers advisory, analytical and selection services related to investments in private equity funds and manages a venture and growth capital fund-of-funds for institutional investors called Siemens Global Innovation Partners.

In its advisory role, the business unit also supports Siemens Sectors as well as operating companies and consortia in which Siemens participates on project and sales financing transactions. To that end it is assisted by centers of competence, which provide advice on complex financing topics, including public-private partnerships as well as forfaiting and export and investment guarantees. The business unit cooperates with a global network of financial institutions at both national and international levels and maintains contacts at special international financing institutions like development banks and export credit agencies, e.g. Euler Hermes, Coface, Sace and USExim and Japanese Trading Houses. Other services provided are centered on the issuance and administration of bonds, guarantees, letters of credit and other sureties from banks for Siemens.

The Treasury and Investment Management business unit consists of a treasury function and an investment function. The treasury function is mandated by Corporate Treasury to provide treasury services to all Siemens entities. These activities comprise cash management and payment (including inter-company payments) services using group-wide tools with central controls to ensure compliance with internal and external guidelines and requirements as well as all external Siemens financing activities (especially capital market financing). In addition, it pools and manages centralized Siemens’ interest rate and currency risk exposure and uses derivative financial instruments in transactions with external financial institutions to offset such pooled exposures. For more information on the use of derivatives to hedge risk, see Item 11: “Quantitative and qualitative disclosure about market risk.” The treasury function also offers treasury consulting services and cash management systems to third-party customers. It is furthermore in the process of monitoring and warehousing all of Siemens’ Corporate Treasury short term trade accounts receivable (tenor of up to 365 days) under the roof of Siemens Credit Warehouse. The objective of monitoring and warehousing the group’s trade receivables is to centralize risk management as well as provide the means for receivables-backed financing.

The investment management function manages pension assets for Siemens as well as external institutional clients and mutual funds. It operates in Germany and Austria through its companies Siemens Kapitalanlagegesellschaft mbH (SKAG) and Innovest Kapitalanlage AG.

The Insurance business unit acts as insurance broker for Siemens and external customers, providing both industrial insurance and private finance solutions. In the area of industrial insurance solutions, the business unit supports Siemens and non-affiliated companies as a competent partner in all insurance related matters, including claims management as well as risk transfer to insurance and financial markets. It also acts as broker of Siemens-financed insurances for employees on business trips and foreign assignments. In the area of private finance solutions, the unit offers a wide range of products in the areas of insurance, asset management, pensions and home loan banking for staff at Siemens and non-affiliated companies. In fiscal year 2009 RISICOM Rückversicherung

AG was integrated into the Insurance business unit. Through RISICOM, SFS provides reinsurance solutions as integral part of Siemens’ risk financing program.

In its capital business (leasing, loans, receivables financing, asset-based lending, equity investments), SFS originates business from external customers through the Siemens Sectors, while its fee business is mainly sourced internally from other Siemens entities. SFS works with internal and external vendors to generate equipment business but also has some direct business via its own sales force. In certain cases, it uses financial intermediaries for business origination, mainly on secondary markets. Insurance services are also offered over the internet.

SFS’ main sources of risk are associated with external customers’ credit and its own equity portfolio. As effects of the global financial market crisis spillover into the real economy, SFS faces unfavorable developments in credit markets that especially affect COFEA and COFUS. In response, SFS increased reserve levels.

Most of SFS’ services are geared towards Europe and North America. However, SFS is also present in select Asian countries, especially China, to support Siemens regional companies with financial services. SFS’ competition mainly includes commercial finance operations of banks, independent commercial finance companies, captive finance companies and asset management companies. International competitors include General Electric Commercial Finance, CIT Group, Société General Equipment Finance, BNP Paribas Equipment Finance and De Lage Landen. Particularly in the commercial finance business, competition consists of many local institutions and therefore varies from country to country. In the wake of the recent credit crisis, SFS’ relationship with Siemens represents a key advantage vis-à-vis the competition with respect to funding. At the same time, SFS, like other financial institutions, may be negatively affected by the expected tightening of the regulatory framework applicable to financial institutions.

Employees and labor relations

The following tables show the division of our employees by segments and geographic region as of September 30 for each of the years shown. Part-time employees are included on a proportionate basis.

Employees by segments(1)

	As of September 30,
	2009	2008	2007
	(in thousands)

Industry	207	220	207
Energy	85	83	73
Healthcare	48	49	43
Siemens IT Solutions and Services	35	41	40
Siemens Financial Services	2	2	2
Other(2)	28	32	33

Total	405	427	398

(1)	Continuing operations.

(2)	Includes employees in corporate functions and services and business units not allocated to any Sector or Cross-Sector Businesses.

Employees by geographic regions(1)

	As of September 30,
	2009	2008	2007
	(in thousands)

Europe, C.I.S., Africa, Middle East	243	256	242
therein Germany	128	132	126
Americas	91	98	92
therein U.S.	64	69	66
Asia, Australia	71	73	64
therein China	31	32	24
therein India	17	17	17

Total	405	427	398

(1)	Continuing operations.

A significant percentage of our manufacturing employees, especially in Germany, are covered by collective bargaining agreements determining working hours and other conditions of employment, and are represented by works councils. Works councils have numerous rights to notification and of codetermination in personnel, social and economic matters. Under the German Works Constitution Act (Betriebsverfassungsgesetz, BetrVG), works councils are required to be notified in advance of any proposed employee termination, they must confirm hiring and relocations and similar matters, and they have a right to codetermine social matters such as work schedules and rules of conduct. Management considers its relations with the works councils to be good.

During the last three years, we have not experienced any major labor disputes resulting in work stoppages.

Environmental matters

In each of the jurisdictions in which we operate, Siemens is subject to national and local environmental and health and safety laws and regulations that affect our operations, facilities, products and, in particular, our former nuclear power generation business. These laws and regulations impose limitations on the discharge of pollutants into the air, soil and water and establish standards for the treatment, storage and disposal of solid and hazardous waste. Whenever necessary, remediation and clean up measures are implemented and budgeted accordingly. Because of our commitment to protecting and conserving the environment and because we recognize that leadership in environmental protection is an important competitive factor in the marketplace, we have incurred significant costs to comply with these laws and regulations and we expect to continue to incur significant compliance costs in the future.

In 1994, we closed a site in Hanau, Germany, which we had used for the production of uranium and mixed-oxide fuel elements. A smaller related site in Karlstein, where we operated a nuclear research and service center, was closed in 1989. We are in the process of cleaning up both facilities in accordance with the German Atomic Energy Act. We have developed a plan to decommission the facilities that involves the following steps: clean-out, decontamination and disassembly of equipment and installations, decontamination of the facilities and buildings, sorting of radioactive materials and intermediate and final storage of radioactive waste. This process will be supported by ongoing engineering studies and radioactive sampling under the supervision of German federal and state authorities. The German Atomic Energy Act requires that radioactive waste be transported to a government-developed storage facility, which, in our case, we do not expect to be available until 2030. We expect that the process of decontamination, disassembly and sorting of radioactive waste will continue until 2015. We will be responsible for storing the material until the government-developed storage facility is available. With respect to the Hanau facility, the process of setting up intermediate storage for radioactive waste has neared completion; on September 21, 2006 we received official notification from the competent authorities that the Hanau facility has been released from the scope of application of the German Atomic Energy Act and that its further use is unrestricted under that Act. However, the State of Hessen still requires us to monitor the ground water until uranium levels consistently meet targets set by the State. The ultimate costs of this project will depend, in part, on where the government-developed storage facility is located and when it becomes available. We have set up a provision with respect to this matter, which at September 30, 2009, stood at €780 million. This provision is based on a number of significant estimates and assumptions as to the ultimate costs of this project. From today’s perspective, we consider this amount to be adequate to cover the present value of the costs associated with this project. For additional information, see “Notes to Consolidated Financial Statements.”

Some of our products are subject to the Directive 2002/95/EC of the European Parliament and of the Council on the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment (the RoHS Directive). The RoHS Directive bans the use of certain hazardous substances in electrical and electronic equipment. We are in compliance with the RoHS Directive. Now that we have divested several companies/former business units in the field of communication technologies that were highly affected by the RoHS Directive, the directive is not expected to have a significant impact on Siemens going forward. The current review of the RoHS Directive and of Directive 2002/96/EC of the European Parliament and of the Council on waste electrical and electronic equipment (the WEEE Directive) by the EU Commission will lead inter alia to changes in the scope of that Directive (e.g. inclusion of medical equipment after 01.01.2014). However, as the review process is still ongoing and varying drafts are currently suggested from the European Parliament, the European Council and the European Commission, the overall impact of the directives on Siemens and any future financial obligations is as yet not possible.

Restrictions on the use of certain substances comparable to those of the RoHS Directive and of the WEEE Directive are under discussion in several other countries, such as the U.S., Australia, Argentina, China and South Korea.

We are also subject to the Regulation (EC) No 1907/2006 of the European Parliament and of the Council concerning the Registration, Evaluation, Authorisation and Restriction of Chemicals (REACH), which entered into force in part on June 1, 2007. In the near future we do not expect any additional risks resulting from REACH because the next measures taken by the European Commission under REACH are expected to be limited to the imposition of further information obligations. We will take the necessary measures to comply with these future obligations.

In Germany the proposed Environmental Code (Umweltgesetzbuch) has failed to pass the German legislature. Therefore we do not expect new rules concerning an integrated permit for industrial installations. Currently, such installations are regulated by the German Immissions Protection Law (Bundes-Immissionsschutzgesetz).

The experience of the last two years has shown that neither the Directive 2004/35/CE of the European Parliament and of the Council on environmental liability with regard to the prevention and remediation of environmental damage nor the applicable remediation measures, for which the directive requires remediation for damage to protected species and natural habitats, have yet had any impact on Siemens. Nevertheless we still have insurance coverage which is available in the market for these risks.

It is our policy to comply with environmental requirements and to provide workplaces for employees that are safe, environmentally sound, and that do not adversely affect the health or environment of their communities. Compliance with environmental requirements is also a focus of the environmental audits we conduct. In remediation of the results of recent environmental audits, additional cost for the implementation and operation of R&D, production and modified logistic processes may occur over the next three years. Taking such remediation measures into account, we believe that we are in substantial compliance with all environmental and health and safety laws and regulations. However, there is a risk that we may incur expenditures significantly in excess of our expectations to cover environmental liabilities, to maintain compliance with current or future environmental and health and safety laws and regulations and/or to undertake any necessary remediation.

Property

Siemens and its consolidated subsidiaries have, as of September 30, 2009, approximately 236 production and manufacturing facilities (more than 50% production space ratio) throughout the world. Approximately 99 of these are located in the region Europe, C.I.S., Africa, Middle East, therein approximately 50 in Germany, and approximately 97 are located in the region Americas, therein approximately 81 in the United States. We also have 40 facilities in the region Asia, Australia. Siemens also owns or leases other properties including office buildings, warehouses, research and development facilities and sales offices in approximately 190 countries.

Siemens’ principal executive offices are located in Munich, Germany.

None of our properties that are under the responsibility of Siemens Real Estate in Germany are subject to mortgages and other security interests granted to secure indebtedness to financial institutions.

We believe that our current facilities are in good condition and adequate to meet the requirements of our present and foreseeable future operations.

Intellectual property

Siemens has several thousand patents and licenses covering its products and services worldwide. Research and development is a priority throughout Siemens on a Sector, Cross-Sector Business and Division basis. For a discussion of the main focus of the current research and development efforts of each Sector, see Item 5: “Operating and financial review and prospects—Business and operating environment—Research and development.” Siemens also owns thousands of registered trademarks worldwide. Neither the Company, nor any Sector or Cross-Sector Business or Division is dependent on any single patent, license or trademark or any group of related patents, licenses or trademarks.

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

On December 15, 2008, Siemens announced that legal proceedings against it arising from allegations of bribing public officials were concluded on the same day in Munich, Germany, and in Washington, DC.

The Munich public prosecutor announced the termination of legal proceedings alleging the failure of the former Managing Board of Siemens AG to fulfill its supervisory duties. Siemens agreed to pay a fine of €395 million. The payment of the fine marks the conclusion of this legal proceeding against the Company by the Munich public prosecutor. The investigations of former members of the Managing Board, employees of the Company and other individuals remain unaffected by this resolution.

In Washington, DC, Siemens pleaded guilty in federal court to criminal charges of knowingly circumventing and failing to maintain adequate internal controls and failing to comply with the books and records provisions of the U.S. Foreign Corrupt Practices Act (FCPA). In related cases, three Siemens foreign subsidiaries, Siemens S.A. (Argentina), Siemens Bangladesh Ltd. and Siemens S.A. (Venezuela), pleaded guilty to individual counts of conspiracy to violate the FCPA. In connection with these pleas, Siemens and the three subsidiaries agreed to pay a fine of U.S.$450 million to resolve the charges of the United States Department of Justice (DOJ). At the same time, Siemens settled a civil action against it brought by the U.S. Securities and Exchange Commission (SEC) for violations of the FCPA. Without admitting or denying the allegations of the SEC complaint, Siemens agreed to the entry of a court judgment permanently restraining and enjoining Siemens from violations of the FCPA and to the disgorgement of profits in the amount of U.S.$350 million.

The agreement reflects the U.S. prosecutors’ express recognition of Siemens’ extraordinary cooperation as well as Siemens’ new and comprehensive compliance program and extensive remediation efforts. Based on these facts, the lead agency for U.S. federal government contracts, the Defense Logistics Agency (DLA), issued a formal determination that Siemens remains a responsible contractor for U.S. government business.

Under the terms of the plea and settlement agreements reached in the United States, Siemens has engaged Dr. Theo Waigel, former German federal minister of finance, as compliance monitor to evaluate and report, for a period of up to four years, on the Company’s progress in implementing and operating its new compliance program.

In the fourth quarter of fiscal 2008, the Company accrued a provision in the amount of approximately €1 billion in connection with the discussions with the Munich public prosecutor, the SEC and DOJ for the purpose of resolving their respective investigations. Cash outflows relating to the fines and disgorgements referred to above during the first quarter of fiscal 2009 amounted to €1.008 billion.

As previously reported, in October 2007, the Munich public prosecutor terminated a similar investigation relating to Siemens’ former Communications Group. Siemens paid €201 million in connection with the termination of this investigation. This brings the total amount paid to authorities in Germany in connection with these legal proceedings to €596 million.

As previously reported, the public prosecutor in Wuppertal, Germany is conducting an investigation against Siemens employees regarding allegations that they participated in bribery related to the awarding of an EU contract for the refurbishment of a power plant in Serbia in 2002.

As previously reported, Siemens Zrt. Hungary and certain of its employees are being investigated by Hungarian authorities in connection with allegations concerning suspicious payments in connection with consulting agreements with a variety of shell corporations and bribery relating to the awarding of a contract for the delivery of communication equipment to the Hungarian Armed Forces.

As previously reported, the Vienna, Austria public prosecutor is conducting an investigation into payments between 1999 and 2006 relating to Siemens AG Austria and its subsidiary Siemens VAI Metal Technologies GmbH & Co. for which valid consideration could not be identified.

As previously reported, authorities in Russia are conducting an investigation into alleged misappropriation of public funds in connection with the award of contracts to Siemens for the delivery of medical equipment to public authorities in Yekaterinburg in the years 2003 to 2005.

As previously reported, in August 2007, the Nuremberg-Fuerth prosecutor began an investigation into possible violations of law in connection with the United Nations Oil-for-Food Programme. In December 2008, the prosecutor discontinued the investigation with respect to all persons accused.

As previously reported, the Sao Paulo, Brazil, Public Prosecutor’s Office is conducting an investigation against Siemens relating to the use of business consultants and suspicious payments in connection with the former Transportation Systems Group in or after 2000.

As previously reported, in October 2008, U.S. authorities conducted a search at the premises of Siemens Building Technologies Inc. in Cleveland, Ohio in connection with a previously ongoing investigation into activities with Cuyahoga County government agencies.

On March 9, 2009, Siemens received a decision by the Vendor Review Committee of the United Nations Secretariat Procurement Division (UNPD) suspending Siemens from the UNPD vendor database for a minimum period of six months. The suspension applies to contracts with the UN Secretariat and stems from Siemens’ guilty plea in December 2008 to violations of the U.S. FCPA. Siemens does not expect a significant impact on its business, results of operations or financial condition from this decision. The review of the decision by the UNPD is pending. In the meantime, the suspension remains effective.

In April 2009, the Company received a “Notice of Commencement of Administrative Proceedings and Recommendations of the Evaluation and Suspension Officer” from the World Bank, which comprises the International Bank for Reconstruction and Development as well as the International Development Association, in connection with allegations of sanctionable practices during the period 2004-2006 relating to a World Bank-financed project in Russia. On July 2, 2009, the Company entered into a global settlement agreement with the

International Bank for Reconstruction and Development, the International Development Association, the International Finance Corporation and the Multilateral Investment Guarantee Agency (collectively, the “World Bank Group”) to resolve World Bank Group investigations involving allegations of corruption by Siemens. In the agreement, Siemens voluntarily undertakes to refrain from bidding in connection with any project, program, or other investment financed or guaranteed by the World Bank Group (“Bank Group Projects”) for a period of two years, commencing on January 1, 2009 and ending on December 31, 2010. Siemens is not prohibited by the voluntary restraint from continuing work on existing contracts under Bank Group Projects or concluded in connection with World Bank Group corporate procurement provided such contracts were signed by Siemens and all other parties thereto prior to January 1, 2009. The agreement provides for exemptions to the voluntary restraint in exceptional circumstances upon approval of the World Bank Group. Siemens must also withdraw all pending bids, including proposals for consulting contracts in connection with Bank Group Projects and World Bank Group corporate procurement where the World Bank Group has not provided its approval prior to July 2, 2009. Furthermore, Siemens is also required to voluntarily disclose to the World Bank Group any potential misconduct in connection with any Bank Group Projects. Finally, Siemens will pay U.S.$100 million to agreed anti-corruption organizations over a period of not more than 15 years. In fiscal 2009, the Company took a charge to Other operating expense to accrue a provision in the amount of €53 million.

In November 2009, Siemens Russia OOO and all its controlled subsidiaries were, in a separate proceeding before the World Bank Group, debarred for four years from participating in Bank Group Projects. Siemens Russia OOO will not contest the debarment.

As previously reported, the Norwegian anti-corruption unit, Oekokrim, conducted an investigation against Siemens AS Norway and two of its former employees related to payments made for golf trips in 2003 and 2004, which were attended by members of the Norwegian Department of Defense. On July 3, 2009, the trial court in Oslo, Norway, found the two former employees not guilty. Oekokrim stated on July 16, 2009, that the proceedings against Siemens AS Norway have also been discontinued.

As previously reported, the public prosecutor in Milan, Italy, had filed charges against a current and a former employee of Siemens S.p.A., Siemens S.p.A., and one of its subsidiaries in November 2007, alleging that the two individuals made illegal payments to employees of the state-owned gas and power group ENI. Charges were also filed against other individuals and companies not affiliated with Siemens. The two individuals, Siemens S.p.A., and its subsidiary entered into a “patteggiamento” (plea bargaining agreement without the recognition of any guilt or responsibility) with the Milan prosecutor which was confirmed by the Milan court on April 27, 2009. Under the terms of the patteggiamento, Siemens S.p.A. and the subsidiary were each fined €40,000 and ordered to disgorge profits in the amount of €315,562 and €502,370, respectively. The individuals accepted suspended prison sentences. Once the decision becomes final and non-appealable, the proceedings will be effectively over.

As previously reported the Argentinean Anti-Corruption Authority is conducting an investigation into corruption of government officials in connection with the award of a contract to Siemens in 1998 for the development and operation of a system for the production of identity cards, border control, collection of data and voters’ registers. Searches were executed at the premises of Siemens Argentina and Siemens IT Services S.A. in Buenos Aires in August 2008 and in February 2009. The Company is cooperating with the Argentinean Authorities. The Argentinean investigative judge also requested repeatedly judicial assistance from the Munich prosecutor and the federal court in New York.

On August 17, 2009, the Anti-Corruption Commission of Bangladesh filed criminal charges against two current and one former employee of Siemens Bangladesh’s Healthcare business. It is alleged that the employees colluded with employees of a public hospital to overcharge for the delivery of medical equipment in the period before 2007.

The Company remains subject to corruption-related investigations in several jurisdictions around the world. As a result, additional criminal or civil sanctions could be brought against the Company itself or against certain of its employees in connection with possible violations of law. In addition, the scope of pending investigations may be expanded and new investigations commenced in connection with allegations of bribery and other illegal acts. The Company’s operating activities, financial results and reputation may also be negatively affected, particularly due to imposed penalties, fines, disgorgements, compensatory damages, third-party litigation, including by competitors, the formal or informal exclusion from public tenders or the loss of business licenses or permits. Additional expenses and provisions, which could be material, may need to be recorded in the future for penalties, fines, damages or other charges in connection with the investigations.

As previously reported, the Company investigates evidence of bank accounts at various locations, as well as the amount of the funds. Certain funds have been frozen by authorities. During fiscal 2009, the Company recorded an amount of €23 million in Other operating income from the recovery of funds from certain such accounts.

In November 2009, a subsidiary of Siemens AG voluntarily self-reported possible violations of South African anticorruption regulations in the period before 2007 to the responsible South African authorities.

Civil litigation

As already disclosed by the Company in press releases, Siemens AG is asserting claims for damages against former members of the Managing and Supervisory Board. The Company bases its claims on breaches of organizational and supervisory duties in view of the accusations of illegal business practices that occurred in the course of international business transactions in the years 2003 to 2006 and the resulting financial burdens for the Company. Siemens gave the respective former members of its Managing and Supervisory Board the opportunity to declare their willingness to reach a settlement until mid-November 2009. On December 2, 2009 Siemens reached a settlement with nine out of eleven former members of the Managing and Supervisory Board. As requested by law, the settlements between the Company and individual board members are subject to approval by the Annual Shareholders’ Meeting. Furthermore, the Company reached a settlement agreement with its directors and officers (D&O) insurers regarding claims in connection with the D&O insurance of up to €100 million. These settlements will be submitted to Siemens AG’s shareholders for approval at the next Annual Shareholders’ Meeting on January 26, 2010. As previously announced by the Company, in the event that individual former members of the Managing and/or Supervisory Board are not willing to agree on a settlement and/or the Annual Shareholders’ Meeting does not approve individual settlements, the Company will pursue legitimate claims—if necessary in court —against former members of the Managing and Supervisory Board.

As previously reported, an alleged holder of Siemens American Depositary Shares filed a derivative lawsuit in February 2007 with the Supreme Court of the State of New York against certain current and former members of Siemens’ Managing and Supervisory Boards as well as against Siemens as a nominal defendant, seeking various forms of relief relating to the allegations of corruption and related violations at Siemens. The alleged holder of Siemens American Depository Shares voluntarily withdrew the derivative action in September 2009.

As previously disclosed, in June 2008, the Republic of Iraq filed an action requesting unspecified damages against 93 named defendants with the United States District Court for the Southern District of New York on the basis of findings made in the “Report of the Independent Inquiry Committee into the United Nations Oil-for-Food Programme.” Siemens S.A.S. France, Siemens A.S. Turkey and Osram Middle East FZE, Dubai are among the 93 named defendants. During the second quarter of fiscal 2009, process was served upon Siemens S.A.S. France and Siemens A.S. Turkey.

As previously reported, Siemens had filed a request for arbitration against the Republic of Argentina (Argentina) with the International Center for Settlement of Investment Disputes (ICSID) of the World Bank. Siemens claimed that Argentina had unlawfully terminated its contract with Siemens for the development and operation of a system for the production of identity cards, border control, collection of data and voters’ registers (DNI project) and thereby violated the Bilateral Investment Protection Treaty between Argentina and Germany (BIT). Siemens sought damages for expropriation and violation of the BIT of approximately U.S.$500 million. Argentina disputed jurisdiction of the ICSID arbitration tribunal and argued in favor of jurisdiction of the Argentine administrative courts. The arbitration tribunal rendered a decision on August 4, 2004, finding that it had jurisdiction over Siemens’ claims and that Siemens was entitled to present its claims. A hearing on the merits of the case took place before the ICSID arbitration tribunal in Washington in October 2005. A unanimous decision on the merits was rendered by the ICSID arbitration tribunal on February 6, 2007, awarding Siemens compensation in the amount of U.S.$217.8 million on account of the value of its investment and consequential damages, plus compound interest thereon at a rate of 2.66% since May 18, 2001. The tribunal also ruled that Argentina is obligated to indemnify

Siemens against any claims of subcontractors in relation to the project (amounting to approximately U.S.$44 million) and, furthermore, that Argentina would be obligated to pay Siemens the full amount of the contract performance bond (U.S.$20 million) in the event this bond was not returned within the time period set by the tribunal (which period subsequently elapsed without delivery). On June 4, 2007, Argentina filed an application for the annulment and stay of enforcement of the award with the ICSID, alleging serious procedural irregularities with respect to the DNI project. An ad hoc committee was formed to consider Argentina’s application. On June 6, 2008, Argentina filed an application for a reversal of the ICSID’s decision and a stay of enforcement of the arbitral award with the ICSID alleging the discovery of new, previously unknown facts that would have decisively affected the award. Argentina relied on information reported in the media alleging bribery by Siemens, which it argued makes the BIT inapplicable. The application for a reversal of the decision was registered by the ICSID on June 9, 2008 and forwarded to the three members of the ICSID arbitration tribunal, as it had been constituted originally. The application for reversal could have resulted in a stay with respect to Argentina’s application for annulment pending before the ad hoc committee. On September 12, 2008, the arbitral tribunal issued its initial procedural order requiring that Argentina substantiate the application by February 13, 2009. The tribunal would have decided on admitting a counterclaim once Argentina would have filed the application together with the substantiation. On August 12, 2009, Argentina and Siemens reached an agreement to settle the dispute and mutually discontinue any and all civil proceedings in the case (the application for reversal pending before the ICSID and the related annulment proceeding) without acknowledging any issue of fact or law. No payment was made by either party.

As previously reported, the Company has been approached by a competitor to discuss claims it believes it has against the Company. The alleged claims relate to allegedly improper payments by the Company in connection with the procurement of public and private contracts. The Company has not received sufficient information to evaluate whether any basis exists for such claims.

Antitrust proceedings

As previously reported, in June 2007, the Turkish Antitrust Agency confirmed its earlier decision to impose a fine in an amount equivalent to €6 million on Siemens A.S. Turkey based on alleged antitrust violations in the traffic lights market. Siemens A.S. Turkey has appealed this decision and this appeal is still pending.

As previously reported, in February 2007, the Norwegian Competition Authority launched an investigation into possible antitrust violations involving Norwegian companies active in the field of fire security, including Siemens Building Technologies AS. In December 2008, the Norwegian Competition Authority issued a final decision that Siemens Building Technologies AS had not violated antitrust regulations.

As previously reported, in February 2007, the French Competition Authority launched an investigation into possible antitrust violations involving several companies active in the field of suburban trains, including Siemens Transportation Systems S.A.S. in Paris, and the offices were searched. Siemens is cooperating with the French Competition Authority.

As previously reported, in February 2007, the European Commission launched an investigation into possible antitrust violations involving European producers of power transformers, including Siemens AG and VA Technologie AG (VA Tech), which Siemens acquired in July 2005. The German Antitrust Authority (Bundeskartellamt) has become involved in the proceeding and is responsible for investigating those allegations that relate to the German market. Power transformers are electrical equipment used as major components in electric transmission systems in order to adapt voltages. The Company is cooperating in the ongoing investigation with the European Commission and the German Antitrust Authority. In November 2008, the European Commission finalized its investigation and forwarded its statement of objections to the involved companies. On October 7, 2009, the European Commission imposed fines totaling €67.644 million on seven companies with regard to a territorial market sharing agreement related to Japan and Europe. Siemens was not fined because it had voluntarily disclosed this aspect of the case to the authorities. The German Antitrust Authority continues its investigation with regard to the German market.

As previously reported, in April 2007, Siemens AG and VA Tech filed actions before the European Court of First Instance in Luxemburg against the decisions of the European Commission dated January 24, 2007, to fine Siemens and VA Tech for alleged antitrust violations in the European Market of high-voltage gas-insulated switchgear between 1988 and 2004. Gas-insulated switchgear is electrical equipment used as a major component for turnkey power substations. The fine imposed on Siemens amounted to €396.6 million and was paid by the Company in 2007. The fine imposed on VA Tech, which Siemens AG acquired in July 2005, amounted to €22.1 million. VA Tech was declared jointly liable with Schneider Electric for a separate fine of €4.5 million. The European Court of First Instance has not yet issued a decision. In addition to the proceedings mentioned in this document, authorities in Brazil, the Czech Republic, New Zealand and Slovakia are conducting investigations into comparable possible antitrust violations.

As previously reported, on October 25, 2007, upon the Company’s appeal, a Hungarian competition court reduced administrative fines imposed on Siemens AG for alleged antitrust violations in the market of high-voltage gas-insulated switchgear from €0.320 million to €0.120 million and from €0.640 million to €0.110 million regarding VA Tech. The Company and the Competition Authority both appealed the decision. In November 2008, the Court of Appeal confirmed the reduction of the fines. On December 5, 2008, the Competition Authority filed an extraordinary challenge with the Supreme Court.

In November 2008, a claim was filed by National Grid Electricity Transmission Plc. (National Grid) with the High Court of England and Wales in connection with the January 24, 2007 decision of the European Commission regarding alleged antitrust violations in the high-voltage gas-insulated switchgear market. Twenty-one companies have been named as defendants, including Siemens AG and various Siemens affiliates. National Grid asserts claims in the aggregate amount of approximately £249 million for damages and compound interest. Siemens believes National Grid’s claim to be without merit. The European Commission’s decision has been appealed to the European Court of First Instance. On June 12, 2009, the High Court granted a stay, of the proceedings pending before it, until three months after the outcome of the appeal to the European Court of First Instance and any subsequent appeals to the European Court of Justice. On June 26, 2009 the Siemens defendants filed their answers to the complaint and requested National Grid’s claim to be rejected. A case management conference is scheduled for December 14, 2009.

As previously reported, the South African Competition Commission investigated alleged antitrust violations in the market of high-voltage gas-isolated switchgear. In May 2009, the Company was notified that the Competition Commission will not pursue the prosecution of this matter.

As previously reported, a suit and motion for approval of a class action was filed in Israel in December 2007 to commence a class action based on the fines imposed by the European Commission for alleged antitrust violations in the high-voltage gas-insulated switchgear market. Thirteen companies were named as defendants in the suit and motion, among them Siemens AG Germany, Siemens AG Austria and Siemens Israel Ltd. The class action alleged damages to electricity consumers in Israel in the amount of approximately €575 million related to higher electricity prices claimed to have been paid because of the alleged antitrust violations. At a hearing on December 11, 2008, the plaintiff requested to withdraw from the action and from the motion to certify the action as a class action. The court approved the request and dismissed the action and the motion to certify.

In September 2009, the Commerce Commission of New Zealand has opened an investigation into violations of antitrust law in the area of flexible current transmission systems. Siemens is cooperating with the Commission.

In September 2009, the DOJ has opened an investigation into violations of antitrust law in the area of high voltage direct current transmission systems and flexible current transmission systems. Siemens is cooperating with the DOJ.

Other proceedings

Pursuant to an agreement dated June 6, 2005, the Company sold its mobile devices business to Qisda Corp. (formerly named BenQ Corp.), a Taiwanese company. As previously reported, a dispute arose in 2006 between the Company and Qisda concerning the calculation of the purchase price. From September 2006 onwards, several subsidiaries in different countries used by Qisda for purposes of the acquisition of various business assets from the Company filed for insolvency protection and failed to fulfill their obligations under various contracts transferred to them by the Company under the 2005 agreement. On December 8, 2006, the Company initiated arbitration proceedings against Qisda requesting a declaratory award that certain allegations made by Qisda in relation to the purchase price calculation are unjustified. The Company further requested an order that Qisda perform its obligations and/or the obligations of its local subsidiaries assumed in connection with the acquisition or, in the alternative, that Qisda indemnify the Company for any losses. The Company’s request for arbitration was filed with the International Chamber of Commerce in Paris (ICC). The seat of arbitration is Zurich, Switzerland. In March 2007, Qisda raised a counterclaim alleging that the Company made misrepresentations in connection with the sale of the mobile devices business and asserted claims for the adjustment of the purchase price. In November 2007, the Company expanded its claims that Qisda indemnify the Company in relation to any losses suffered as a result of Qisda’s failure to perform its obligations and/or the obligations of its locally incorporated subsidiaries. Qisda amended its counterclaim in March 2008 by (i) changing its request for declaratory relief with regard to the alleged misrepresentations to a request for substantial damages, and (ii) raising further claims for substantial damages and declaratory relief. The parties have resolved their disputes relating to Qisda Corp.’s purchase of the mobile device business. Upon joint request of the parties, the ICC issued an Award by Consent in March 2009.

On November 25, 2008, Siemens announced that the Company and the insolvency administration of BenQ Mobile GmbH & Co. OHG had reached a settlement after constructive discussions that began in 2006. In the settlement agreement, Siemens agreed to a gross payment of €300 million, which was paid in December 2008. However, the settlement is expected to result in a net payment of approximately €255 million after taking into account Siemens’ claims as creditor. Since Siemens had made a sufficient provision for the expected settlement, the settlement does not have a material negative impact on Siemens’ results of operations for fiscal 2009.

As reported, the Company is member of a supplier consortium contracted by Teollisuuden Voima Oyj (TVO) for the construction of the nuclear power plant “Olkiluoto 3” in Finland. The Company’s share in the contract price payable to the supplier consortium is approximately 27%. The other member of the supplier consortium is a further consortium consisting of Areva NP S.A.S. and its wholly-owned affiliate Areva NP GmbH. The agreed completion date for the nuclear power plant was April 30, 2009. The supplier consortium announced in January 2009 that it expected the project to be delayed by 38 months in total. Now, there are discussions about further delays due to new requirements imposed by the approval authorities. Since the reasons for the delay are disputed, the supplier consortium filed a request for arbitration against TVO in December 2008. The supplier consortium has demanded an extension of the construction time and the payment of approximately €1 billion in outstanding down payments, as well as additional compensation. In its response to the request for arbitration, TVO rejected the demand for an extension of time and made counterclaims for damages relating to the delay, and interest on purportedly prematurely made down payments. Based on a delay of 38 months, TVO estimates that its total counterclaims against the supplier consortium amount to up to €1.4 billion.

In early 2009 Siemens terminated its joint venture with Areva S.A. (Areva). Thereafter Siemens entered into negotiations with the State Atomic Energy Corporation Rosatom (Rosatom) with a view to forming a new partnership active in the construction of nuclear power plants, in which it would be a minority shareholder. In April 2009, Areva filed a request for arbitration with the ICC against Siemens. Areva seeks an order enjoining Siemens from pursuing such negotiations with Rosatom, a declaration that Siemens is in material breach of its contractual obligations, a reduction of the price payable to Siemens for its stake in the Areva NP S.A.S. joint venture and damages in an amount to be ascertained. Siemens filed its answer in June 2009, primarily seeking a dismissal of Areva’s claims and a price increase. The arbitral tribunal has been constituted and the main proceedings have commenced. On November 17, 2009, the arbitral tribunal issued an interim order which imposes certain provisional restrictions on Siemens with respect to the negotiation process and the planned partnership with Rosatom; the order does not preclude Siemens from continuing its discussions with Rosatom during the arbitration.

As previously reported, a Mexican governmental control authority had barred Siemens S.A. de C.V. Mexico (Siemens Mexico) from bidding on public contracts for a period of three years and nine months beginning November 30, 2005. This proceeding arose from allegations that Siemens Mexico did not disclose alleged minor tax discrepancies when it was signing a public contract in 2002. Upon several appeals by Siemens Mexico, the execution of the debarment was stayed, the debarment subsequently reduced to a period of four months, and in June 2009 the Company was finally informed by the relevant administrative court that the debarment was completely annulled.

In July 2008, Mr. Abolfath Mahvi filed a request for arbitration with the ICC seeking an award of damages against Siemens in the amount of DM150 million (or the equivalent in euro, which is approximately €77 million) plus interest. Mr. Mahvi’s claim is based on a contract concluded in 1974 between a company that was then a subsidiary of Siemens and two other companies, one domiciled in the Bermudas and the other in Liberia. Mr. Mahvi alleges that he is the successor in interest to the Bermudan and Liberian companies and that the companies assisted Siemens with the acquisition of a power plant project in Bushehr, Iran. Siemens believes Mr. Mahvi’s claim to be without merit, particularly because the contract on which Mr. Mahvi bases his claim had already been the subject of a previous ICC arbitration that resulted in the dismissal of the claims against Siemens. In his statement of claim Mr. Mahvi specified his alleged claims and now claims from Siemens the payment of DM150 million (or the equivalent in euro, which is approximately €77 million) or, alternatively, €35.460 million, or €27.837 million plus interest, payment of 5% commission of any further payments received by Siemens in excess of DM5.74 billion arising out of any agreement covered by the contract with Mr. Mahvi as well as €5 million for “moral damages.”

In July 2008, Hellenic Telecommunications Organization Société Anonyme (OTE) filed a lawsuit against Siemens with the district court of Munich, Germany, seeking to compel Siemens to disclose the outcome of its internal investigations with respect to OTE. OTE seeks to obtain information with respect to allegations of undue influence and/or acts of bribery in connection with contracts concluded between Siemens and OTE from 1992 to 2006. On September 25, 2008, Siemens was served with the complaint by the district court. Siemens responded to the complaint, requesting that the lawsuit be dismissed. In May 2009, OTE was granted access to the prosecutor’s files in Greece, which presumably satisfied the disclosure claim raised by OTE. However, OTE may attempt to use information it has obtained to support its claims for damages against Siemens and/or Siemens A.E. (the Greek subsidiary of Siemens).

Siemens A.E. entered into a subcontract agreement with Science Applications International Corporation, Delaware, USA, (SAIC) in May of 2003 to deliver and install significant portions of security surveillance equipment as part of a “C4I” project in preparation for the 2004 Olympic Games in Athens, Greece. Siemens A.E. fulfilled its obligations pursuant to the subcontractor contract from 2003 to 2008. In the course of the final acceptance of the completed system in November of 2008, representatives of the Greek government claimed that the C4I System was defective and claimed compensation in the double-digit million euro range. The Greek government has withheld an additional double-digit million euro amount due pending formal final acceptance. Siemens A.E. and SAIC are contesting these claims as unfounded. An arbitration proceeding has been initiated by SAIC. The resolution of this dispute has been complicated by bribery and fraud allegations pending in Greece with respect to Siemens A.E., which have resulted in extensive negative media coverage concerning the C4I system.

The current proceedings conducted by the public prosecutor and criminal courts in Greece against former members of Siemens A.E. based on bribery and fraud allegations and the outcome of these proceedings might have a negative impact on pending civil legal proceedings as well as the future business activities of Siemens A.E. in Greece.

Along with the regular tax audit for the 2004 to 2007 tax years, the Greek tax authorities have started to re-audit Siemens A.E.’s books for the 1997 to 2003 tax years, which had already been closed. The tax audits could require Siemens A.E. to pay additional taxes. Due to the complexity of the subject matter, however, we are currently not in a position to predict the outcome of this audit or the amounts of any potential additional liabilities.

In December 2008, the Polish Agency of Internal Security (AWB) remanded into custody an employee of Siemens Healthcare Poland, in connection with an investigation regarding a public tender issued by the hospital of Wroclaw in 2008. According to the AWB, the Siemens employee and the deputy hospital director are accused of having manipulated the tender procedure.

In April 2009, the Defense Criminal Investigative Service of the U.S. Department of Defense conducted a search at the premises of Siemens Medical Solutions USA, Inc. in Malvern, Pennsylvania, in connection with an investigation relating to a Siemens contract with the U.S. Department of Defense for the provision of medical equipment.

In June 2009, the Vienna prosecutor searched the offices of an employee of Siemens AG Austria in connection with alleged overpricing by a subcontractor for an IT project with the Austrian federal data center (“Bundesrechenzentrum”). The prosecutor informed Siemens that the company is being regarded as a victim.

In June 2009, the Company and two of its subsidiaries voluntarily self-reported, among others, possible violations of U.S. Export Administration Regulations to the responsible U.S. authorities.

In addition to the investigations and legal proceedings described above, Siemens AG and its subsidiaries have been named as defendants in various other legal actions and proceedings arising in connection with their activities as a global diversified group. Some of these pending proceedings have been previously disclosed. Some of the legal actions include claims or potential claims for punitive damages or claims for indeterminate amounts of damages. Siemens is from time to time also involved in regulatory investigations beyond those described above. Siemens is cooperating with the relevant authorities in several jurisdictions and, where appropriate, conducts internal investigations regarding potential wrongdoing with the assistance of in-house and external counsel. Given the number of legal actions and other proceedings to which Siemens is subject, some may result in adverse decisions. Siemens contests actions and proceedings when it considers it appropriate. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek indeterminate damages, Siemens may not be able to predict what the eventual loss or range of loss related to such matters will be. The final resolution of the matters discussed in this paragraph could have a material effect on Siemens’ business, results of operations and financial condition for any reporting period in which an adverse decision is rendered. However, Siemens does not currently expect its business, results of operations and financial condition to be materially affected by the additional legal matters not separately discussed in this paragraph.

ITEM 4A:	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5:	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Introduction

This Form 20-F contains forward-looking statements and information—that is, statements related to future, not past, events. These statements may be identified by words such as “expects,” “looks forward to,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “project” or words of similar meaning. Such statements are based on the current expectations and certain assumptions of Siemens’ management, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect Siemens’ operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. For Siemens, particular uncertainties arise, among others, from changes in general economic and business conditions (including margin developments in major business areas and recessionary trends); the possibility that customers may delay the conversion of booked orders into revenue or that prices will decline as a result of continued adverse market conditions to a greater extent than currently anticipated by Siemens’ management; developments in the financial markets, including fluctuations in interest and exchange rates, commodity and equity prices, debt prices (credit spreads) and financial assets generally; continued volatility and a further deterioration of the capital markets; a worsening in the conditions of the credit business and, in particular, additional uncertainties arising out of the subprime, financial market and liquidity crises; future financial performance of major industries that Siemens serves, including, without limitation, the Sectors Industry, Energy and Healthcare; the challenges of integrating major acquisitions and implementing joint ventures and other significant portfolio measures; the introduction of competing products or technologies by other companies; a lack of acceptance of new products or services by customers targeted by Siemens; changes in business strategy; the outcome of pending investigations and legal proceedings and actions resulting from the findings of these investigations; the potential impact of such investigations and proceedings on Siemens’ ongoing business including its relationships with governments and other customers; the potential impact of such matters on Siemens’ financial statements; as well as various other factors. More detailed information about certain of the risk factors affecting Siemens is contained throughout this report and in Siemens’ other filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens does not intend or assume any obligation to update or revise these forward-looking statements in light of developments which differ from those anticipated.

The following discussion of our financial condition and results of operations should be read in conjunction with our Consolidated Financial Statements and the related Notes prepared in accordance with IFRS as described in “Notes to Consolidated Financial Statements” as of, and for the years ended, September 30, 2009, 2008 and 2007.

In this report, we present a number of supplemental financial measures that are or may be “non-GAAP financial measures” as defined in the rules of the SEC. For a definition of these financial measures, most directly comparable IFRS financial measures, the usefulness of Siemens’ supplemental financial measures as well as limitations associated with these measures and reconciliations to the most comparable IFRS financial measures, see “—Supplemental financial measures.”

Business and operating environment

The Siemens Group—Organization and basis of presentation

We are a globally operating, integrated technology company with core activities in the fields of industry, energy and healthcare, and we occupy leading market positions worldwide in the majority of our businesses. We can look back on a successful history spanning more than 160 years, with groundbreaking and revolutionary innovations such as the invention of the dynamo, the first commercial light bulb, the first electric streetcar, the construction of the first public power plant, and the first images of the inside of the human body. We have more than 400,000 employees and business activities in around 190 countries, and reported consolidated revenue of €76.651 billion in fiscal 2009. Our production capacity is distributed across more than 230 production and manufacturing facilities worldwide. In addition, we have office buildings, warehouses, research and development facilities and sales offices in almost every country in the world.

Siemens comprises Siemens AG as the parent company and a total of approximately 1,300 legal entities, including minority investments. Our Company is incorporated in Germany, with our corporate headquarters situated in Munich. Siemens operates under the leadership of its Managing Board, which comprises the Chief Executive Officer (CEO) and Chief Financial Officer (CFO) of Siemens as well as the heads of selected corporate functions and the CEOs of the three Sectors. A clear management principle, the so-called CEO principle, has been put into practice at all levels of our operations—in our Sectors, Divisions and Business Units as well as our regional Clusters. This principle establishes clear, direct lines of responsibility and consequently accelerates our decision-making processes.

Our business activities focus on our three Sectors, Industry, Energy and Healthcare, which form three of our reportable segments. In addition to our three Sectors, we have three additional reportable segments: Equity Investments and our two Cross-Sector Businesses Siemens IT Solutions and Services and Siemens Financial Services (SFS).

Our Industry Sector offers a complete spectrum of products, services and solutions for the efficient use of resources and energy and improvements of productivity in industry and infrastructure. Its integrated technologies and holistic solutions address primarily industrial customers, such as process and manufacturing industries, and infrastructure customers, especially in the areas of transport, buildings and utilities. The portfolio spans industry automation and drives products and services, building, lighting and mobility solutions and services, and system integration and solutions for plant businesses. Our Industry Sector comprises the six Divisions, Industry Automation, Drive Technologies, Building Technologies, OSRAM, Industry Solutions and Mobility. Many of the

business activities of Industry Automation, Drive Technologies and OSRAM are characterized by relatively short business cycles and as such are influenced by prevailing economic conditions. In contrast, the longer-cycle business activities of the Mobility Division are less strongly affected by short-term trends. The Industry Sector currently has around 207,000 employees, and in fiscal 2009 reported external revenue of €33.915 billion. Of this figure, 57% was attributable to the region comprising Europe, the Commonwealth of Independent States (C.I.S.), Africa and the Middle East, 24% to the Americas, and 19% to Asia, Australia. The largest single national market for the Industry Sector is Germany, with 20% of external revenue for the Sector during fiscal 2009.

Our Energy Sector offers a wide spectrum of products, services and solutions for the generation, transmission and distribution of power, and the extraction, conversion and transport of oil and gas. It primarily addresses the needs of energy providers, but also serves industrial companies, particularly in the oil and gas industry. Our Energy Sector is made up of the six Divisions, Fossil Power Generation, Renewable Energy, Oil & Gas, Energy Service, Power Transmission and Power Distribution. Financial results relating to the Energy Service Division are reported in the Divisions Fossil Power Generation and Oil & Gas. Many of the business activities of our Energy Sector are characterized by relatively long-term projects and as such are relatively independent of short-term economic conditions. The Energy Sector has around 85,000 employees and reported external revenue of €25.405 billion for fiscal 2009. Thereof, 58% was attributable to Europe, C.I.S., Africa, Middle East, 26% to the Americas, and 16% to Asia, Australia. The United States (U.S.) was the largest single national market for Energy in fiscal 2009, accounting for 16% of external revenue for the Sector.

Our Healthcare Sector offers customers a comprehensive portfolio of medical solutions across the value-added chain—ranging from medical imaging to in-vitro diagnostics to interventional systems and clinical information technology systems—all from a single source. In addition, the Sector provides technical maintenance, professional and consulting services, and, together with SFS, financing to assist customers in purchasing the Sector’s products. Our Healthcare Sector is composed of the three Divisions, Imaging & IT, Workflow & Solutions and Diagnostics. The Sector’s business activities are relatively unaffected by short-term economic trends but are dependent on regulatory and policy developments around the world, particularly including ongoing healthcare reform efforts in the U.S. The Healthcare Sector currently has around 48,000 employees, and in fiscal 2009 reported external revenues of €11.864 billion. Of this figure, 40% was attributable to the region comprising Europe, C.I.S., Africa and the Middle East, 43% to the Americas, and 17% to Asia, Australia. By far the largest single national market for Healthcare is the U.S., with 38% of external revenue for the Sector during fiscal 2009.

In general, Equity Investments comprises equity stakes held by Siemens that are accounted for by the equity method, at cost or as current available-for-sale financial assets and which are not allocated to a Sector, a Cross-Sector Business, Siemens Real Estate (SRE), Pensions or Corporate Treasury for strategic reasons. Major components of Equity Investments include our 50% stakes in Nokia Siemens Networks B.V. (NSN) and BSH Bosch und Siemens Hausgeräte GmbH (BSH), our 49% stake in Enterprise Networks Holdings B.V. (EN), and our 49% stake in Krauss-Maffei Wegmann GmbH & Co. KG (KMW).

Siemens IT Solutions and Services designs, builds and operates both discrete and large scale information and communications systems and offers comprehensive information technology and communications solutions from a single source both to third parties and to other Siemens entities. Siemens IT Solutions and Services currently has around 35,000 employees and reported external revenue of €3.580 billion for fiscal 2009. Siemens Financial Services is an international provider of financial solutions in the business-to-business area. SFS supports Siemens as well as third parties in the three industry areas of industry, energy, and healthcare. SFS finances infrastructure, equipment and working capital and supports and advises Siemens concerning financial risk and investment management. By integrating financing expertise and industrial know-how, SFS creates value for its customers and helps them strengthen their competitiveness. SFS has around 2,000 employees.

Within Management’s discussion and analysis, the following financial performance measures are provided for our three Sectors, our Cross-Sector Business Siemens IT Solutions and Services and for 14 Divisions of our Sectors: new orders, revenue, profit and profit margin. For Equity Investments we report profit, and for SFS we report profit and total assets within Management’s discussion and analysis. In addition, further information including free cash flow is reported for each reportable segment in the “Notes to Consolidated Financial Statements.” For information related to the definition of these performance measures and to the reconciliation of segment performance measures to the consolidated financial statements, see “Notes to Consolidated Financial Statements.”

On a geographic basis, Siemens is subdivided into 17 regional Clusters, which are in turn assigned to one of our three reporting regions, each of which is the responsibility of one member of the Managing Board. We report financial performance measures for these three regions:

In addition, we report financial information at group level for certain major countries within each region, including Germany (within the region Europe, C.I.S., Africa, Middle East), the U.S. (within the region Americas), and China and India (within the region Asia, Australia).

Global megatrends

Global megatrends are long-term processes that will drive global demand in coming decades. We at Siemens view demographic change, urbanization, climate change and globalization as megatrends that will have an impact on all humanity and leave their mark on global developments. We therefore have aligned our strategy and business activities with these trends. In our three Sectors, Industry, Energy and Healthcare, we have forward-looking products and solutions with which we can deal with climate change, contribute to improved healthcare for an aging population, and shape infrastructures and mobility in urban areas in an energy-efficient and thus environmentally friendly way.

Demographic change includes a number of trends, one of the most important ones being the increasing average age of the population of many countries, particularly industrialized nations. This trend is important to Siemens because we provide a wide range of products and solutions for preventative healthcare and early diagnosis of disease—two essential requirements for living longer, healthier lives.

Urbanization refers to the growing number of large, densely populated cities around the world. This includes both established metropolitan centers in industrialized nations and fast-rising urban centers in emerging economies. Urbanization is driven by a number of forces, including immigration from rural areas and population growth in urban areas. This megatrend is important to Siemens because we provide products and solutions for manufacturing, urban transit, building construction, power distribution and hospitals, among others.

Climate change embraces many trends, including but not limited to increasing the efficiency of power generation from fossil fuels; generating energy from renewable sources such as wind; increasing the efficiency and performance of electrical grids; increasing the energy efficiency of transportation and industrial processes; reducing the energy needs of buildings; and reducing emissions from all of the above.

Globalization refers to the increasing interconnection of national economies as well as the growing importance of multinational enterprises. Globalization is important to Siemens because we operate in approximately 190 countries with common solutions, technologies, logistics, information systems, and business processes across all regions. This global network enables us to help simplify the process of globalizing almost any business for our customers.

Strategy

Strategy of the Siemens Group

Our corporate strategy is derived from our vision:

Siemens will pioneer

•	energy efficiency,

•	industrial productivity,

•	affordable and personalized healthcare,

•	and intelligent infrastructure solutions

based on market and technology leadership.

Our strategic goal is sustainable, profitable growth. To achieve this goal we seek to maintain a leading position in regional and technological markets in which major global developments—the aforementioned megatrends—generate strong long-term demand for our products and solutions. Accordingly, Siemens has taken steps in recent years to align its portfolio squarely with the four megatrends of demographic change, urbanization, climate change and globalization. The focus on our Sectors Industry, Energy and Healthcare gives us a solid structural platform on which to build and sustain an excellent position in attractive and long-lived growth markets. The majority of our businesses already enjoy leading positions in terms of market share and technology leadership and accordingly have the necessary strength to grow profitably and sustainably in a competitive global market.

We are implementing this corporate strategy through our Fit42010 program, which aims to exploit the potential of our integrated technology company in line with our values—to be responsible, excellent and innovative —and our clear focus on the customer. Fit42010 further details our objective of sustainable, profitable growth by defining ambitious targets for growth, profitability and liquidity. We set these targets based on normal business cycles, unlike the current global recessionary conditions and the adverse effects of the financial crisis.

Fit42010 divides the potential harbored by Siemens as an integrated technology company into four categories: Portfolio, People Excellence, Operational Excellence and Corporate Responsibility. We have carefully targeted our Portfolio at attractive markets by means of stringent resource allocation and a clear focus on the three Sectors (see “—The Siemens Group—Organization and basis of presentation”). We deliver outstanding value for our customers because, within the context of People Excellence, our standard is to employ the best workers worldwide—which is of course necessary to a high-performance culture. Diversity in our management is a key component of our corporate strategy and a fundamental prerequisite for our Company’s long-term success. Our goal is to fill every position at Siemens with the most qualified employee—irrespective of factors like nationality, age, gender, background or religion. Open innovations—opening up a business to bring in the expertise of a wide range of internal and external experts in different areas from around the world—helps to ensure that we continue to constantly develop and refine our cutting-edge technology. Open innovations forms part of the Operational Excellence element of Fit42010, as does Global supply chain management, which is intended to boost efficiency in sourcing and the supply chain throughout our Company (see “—Important corporate programs and initiatives—Supply Chain Management initiative”). The Corporate Responsibility element, finally, has seen us introduce a uniform compliance program worldwide, with systems and processes to ensure proper conduct, and continues to highlight both our commitment to society and our acknowledgement of the enormous significance of climate protection.

Segment strategies

Our Industry Sector is a global market and technology leader in industrial and infrastructure process automation. The Sector aims to make customers more competitive by automating the entire lifecycle of customer investments. Its innovative and environmentally-friendly products, systems, services and solutions are designed specifically to increase the productivity and flexibility of its customers and to help them make more efficient use of resources and energy. Our Industry Sector relies on common technology platforms (such as Totally Integrated

Automation, or TIA) that are developed into business-specific applications by the Divisions. This approach is intended to enable the Divisions to achieve profitable above-average growth.

Our Energy Sector is the only company in the world capable of improving efficiency throughout the entire chain of energy conversion, from the extraction of oil & gas via power generation to the transmission and distribution of electric energy. As an integrated technology company, the Sector occupies a leading position in its industry in terms of technology and continues to set industry standards. Our Energy Sector aims to grow profitably and at a faster than average rate to achieve a market-leading position in every single business area.

The strategy pursued by our Healthcare Sector focuses on increasing efficiency in healthcare by improving the quality while reducing cost at the same time. The Sector strives to continuously enhance its leading position in the market by consistently focusing on customer requirements and an innovation strategy for its products, services and solutions to meet these needs. Our Healthcare Sector is working on building up its presence in the growth markets of the future throughout the value chain and on continuously improving its own cost position. The Sector has a clear focus on profitable growth and aims for a steady expansion of its market share. Its integrated approach combining medical imaging, laboratory diagnostics and the IT systems required for modern healthcare addresses the entire medical supply chain—from prevention and early detection to diagnosis, and on to treatment and aftercare.

As a leading international IT service provider, Siemens IT Solutions and Services has the capacity to meet all needs from a single source. Its portfolio ranges from consulting via system integration to the comprehensive management of IT infrastructures, as well as software development. Its expertise, which extends well beyond straightforward IT requirements, provides the basis for successful, highly complex IT projects that help customers all over the world to permanently retain and improve their competitive edge. SFS pursues a three-part strategy, comprising the management of the financial risks to which Siemens is exposed, the tailoring of financing solutions for Siemens customers to support our Company’s business activities, and the provision of finance for other companies, primarily in the three industry areas of industry, energy and healthcare. By leveraging its financing expertise and industrial know-how, SFS creates value for its customers and helps them strengthen their competitiveness.

Important corporate programs and initiatives

Environmental portfolio

Our environmental portfolio provides a compelling demonstration of the way we have aligned our business activities with the aforementioned megatrends, in this case climate change. It contains technologies that make a direct and verifiable contribution to the environment and to climate protection. The elements of the portfolio fall into three main groups: products and solutions with exceptional energy efficiency, such as combined cycle power plants, energy-saving light bulbs and intelligent building technologies; systems and components for renewable forms of energy, such as grid access for wind turbines and steam turbines for solar power; and environmental technologies in fields such as water technologies and air pollution control.

With our environmental portfolio we intend to help our customers to reduce their carbon dioxide footprint, cut their energy costs and improve their profitability through an increase in their productivity. Our new increased target by 2011 is to reduce our customers’ annual carbon dioxide emissions by approximately 300 million metric tons through the Siemens products and solutions installed at our customers from the beginning of fiscal 2002 and still in use. The products and solutions installed until fiscal 2009 are already reducing carbon dioxide emissions by approximately 210 million metric tons a year.

Equally important is the fact that the environmental portfolio also enables us to claim a share of attractive markets with better than average growth potential. We have set ourselves ambitious revenue targets for the environmental portfolio. Despite the continuous challenges from macroeconomic and financing conditions, our goal is to generate €25 billion in revenue from products and solutions for environmental and climate protection by fiscal 2011. Including newly incorporated products and solutions and a strong performance of our environmental portfolio in fiscal 2009, revenues from this portfolio in the current year amounted to €23.0 billion and were above the comparable revenues of €20.7 billion in fiscal 2008. This means that our environmental portfolio already accounts for about 30% of our total sales.

There is no standard system that applies across companies for compiling and calculating revenues generated from products and solutions for environmental and climate protection and the quantity of reduced carbon dioxide emissions attributable to such products and solutions. Accordingly, revenues from our environmental portfolio and the reduction of our customers’ annual carbon dioxide emissions may not be comparable with similar information reported by other companies. We subject revenues from our environmental portfolio and the reduction of our customers’ annual carbon dioxide emissions to internal documentation and review requirements which are, however, different from those underlying our financial information. We may change our policies for recognizing revenues from our environmental portfolio and the reduction of our customers’ annual carbon dioxide emissions in the future without previous notice.

After the first external review of data and processes of our environmental portfolio in fiscal 2007, we again commissioned an independent accounting firm to conclude on our environmental portfolio for fiscal 2008. Such review is different from an audit as it was performed for our consolidated financial statements. The outcome of the review was favourable and the independent accounting firm recorded the results, in particular the details relating to total revenues generated by the environmental portfolio and the quantity of reduced carbon dioxide emissions attributable to it, in an Independent Assurance Report. We intend to continue this practice and will subject the environmental portfolio data and processes for fiscal 2009 to a similar external review.

Global SG&A program

The global program for the reduction of marketing, selling and general administrative (SG&A) expenses we launched in fiscal 2008 was targeted at improving the efficiency of the selling and administration processes in our corporate functions, our Sectors, Divisions and Cross-Sector Businesses as well as our regional Clusters. The program played an important role in helping us to substantially improve our competitive position on the cost side over the course of fiscal 2009, despite the difficult environment created by the global financial and economic crisis. As we have already achieved our SG&A cost-cutting target for fiscal 2010 a year ahead of schedule, we successfully completed our global SG&A program at the end of fiscal 2009.

We reduced our SG&A expenses by €1.2 billion in the current fiscal year from the level of fiscal 2007, despite major acquisitions during and between the periods under review and severance charges related to SG&A reduction in fiscal 2009. SG&A expenses in the current fiscal year amounted to 14.2% of revenue, compared to 16.7% in fiscal 2007. A reduction in expenditures for IT infrastructure and external consultants as well as job reductions in administration and sales functions accounted for part of this improvement. Our pooling and process simplification initiatives across numerous administrative activities in the Sectors and regional Clusters also made a significant impact in 2009, as did our sales channel optimization efforts. Effects due to lower demand caused by the economic downturn also contributed to reduced SG&A expenses. Going forward, our primary objective will be to sustain the achieved cost savings after the completion of our global SG&A program.

The job reduction measures under the SG&A program, which provided for around 12,600 job cuts worldwide, primarily in administration, have also been completed during fiscal 2009. The restructuring expenses associated with these job cuts were largely accounted for in fiscal 2008, when we incurred expenses in the amount of €1.081 billion. Within Segment information, the restructuring expenses for job reduction measures under the SG&A program and related to the program were recognized under Corporate items.

Supply Chain Management initiative

In fiscal 2009, we have launched a Supply Chain Management initiative with the objective of working with our suppliers to establish a leading global procurement network, push the development of technologies, and accelerate innovation cycles. The initiative is intended to generate substantial and sustainable improvements in profitability for the Siemens Group by optimizing our supply chain management and to better manage our supplier-related risk.

One of the key levers for achieving the potential savings is to integrate procurement activities across our Sectors. By bundling and focusing our purchasing volume throughout Siemens, we expect to obtain lower prices through bulk purchasing.

A second central component of our Supply Chain Management initiative is global value sourcing, which entails the development of a competitive global supply network and joint product development and innovations with our key suppliers. In addition, we want to increase the share of sourcing in emerging countries in the medium term, in order to achieve a better regional balance between revenue volume and procurement volume.

A further measure is to intensify our cooperation with those suppliers who contribute most to our value creation. This measure implies that we intend to significantly reduce the number of our suppliers.

We have set clear and ambitious targets for our Supply Chain Management initiative: by fiscal 2010, we intend to increase the share of cross-Sector managed procurement volume by 60% over fiscal 2008 levels; and in the medium term, we seek to increase the share of sourcing from emerging markets to 25% of the Group’s total volume, and reduce our total number of suppliers by 20%.

Program for the reduction of legal entities

In order to reduce complexity within the structure of our group, to optimize synergies and to strengthen governance and transparency, we have started a program aimed at reducing the number of legal entities, including minority investments, to fewer than 1,000 by 2010. Due to significant M&A activities targeted at enhancing and optimizing our portfolio, the number of legal entities had substantially increased in recent years.

The reduction will be achieved primarily by integrating legal entities into existing Siemens regional companies. Streamlining actions within our portfolio will also contribute to the goal. At the end of fiscal 2009, we successfully reduced the number of legal entities to approximately 1,300. This compares to approximately 1,600 legal entities at the end of the prior year and approximately 1,800 legal entities at the end of fiscal 2007. For fiscal 2010, we have set an additional reduction target of 300 legal entities.

Research and development

It is our aim to continue to strengthen our innovation capability. Therefore Siemens increased research and development (R&D) spending in fiscal 2009 by 3.1% year-over-year, to €3.900 billion.

The Industry Sector invested €1.8 billion with an R&D intensity of 5.2%, the Energy Sector invested €0.8 billion with an R&D intensity of €3.0% and the Healthcare Sector invested €1.1 billion with an R&D intensity of 9.1%. Our corporate R&D organization, Corporate Technology (CT), and Siemens IT Solutions and Services also invested in R&D activities.

Siemens also benefited from public funding for R&D project work in fiscal 2009. As in the prior year, Siemens participated in more than 1,000 cooperation projects in 2009, both domestically and internationally. This includes direct cooperation with universities, research institutes and other industrial companies as well as participation in joint programs backed by public support such as from the European Union or the German Federal Ministry of Education and Research (BMBF).

We employ 12,700 employees engaged in R&D in Germany, and 19,100 employees engaged in R&D in about 30 other countries including the U.S., China, India, Austria, Slovakia, the U.K., Sweden, Denmark, Switzerland and Croatia.

Siemens’ patent portfolio consists of more than 56,000 patents worldwide, an increase from 55,000 patents a year earlier. According to statistics for patent applications in calendar 2008, Siemens ranked second in Germany, second in Europe and twelfth in the U.S. For calendar 2007, Siemens was second in Germany, third in Europe and eleventh in the U.S.

The following R&D priorities were set in fiscal 2009: (1) safeguarding the Company’s long-term prospects, (2) increasing the Company’s competitive edge in technology and (3) optimizing the allocation of R&D resources.

CT works closely with the R&D teams in the Sectors and Divisions. CT, which has more than 5,000 employees, is tightly networked to facilitate efficient collaboration between its various sites around the world and with the rest of the Company. Its principal research operations are in the U.S., the U.K., Germany, Austria, the Slovak Republic, Russia, India, China and Singapore.

Within our Sectors the R&D efforts are focused on the next generation of products and solutions and preparing for successful market launches. CT’s researchers and developers, in contrast, look further ahead and focus on identifying the fundamental technologies that will be required for the next-succeeding generation. The strong links they maintain with global research establishments and their close working relationships with those parts of the company most familiar with products and customers help to ensure that important technical and social trends are recognized, analyzed at an early stage and created. CT is committed to the principles of Open innovations and accordingly makes sure the Company continually receives a flow of information with long-term value from the science and engineering disciplines.

CT covers a wide range of global technology fields including materials, microsystems, production methods, software, engineering, power, sensors, automation, medical informatics and imaging, information and communication, raw material extraction and processing, and off-grid energy. Our so-called SMART products (meaning Simple, Maintenance-friendly, Affordable, Reliable and Timely to market) incorporate new technologies in a form that enables them to compete effectively in price-sensitive markets, such as in rural regions and areas with poorly developed infrastructure. These inexpensive products are tailored to the specific requirements of their target markets and are particularly reliable and easy to use and maintain. CT and the Sectors have SMART solutions under development in fields including healthcare and decentralized power generation, and a number are already successfully in place.

Solutions capable of strengthening and advancing our environmental portfolio are a strong point of Siemens’ R&D initiatives. Key objectives in this context include increasing efficiency in power generation, be it renewable or conventional; low-loss power transmission; the development of smart power grids; and the efficient use of energy in transport, industrial production, buildings and lighting. Siemens’ researchers and developers are investigating every aspect of e-mobility, from the technology of electric vehicles themselves to integrating them into future smart grids. In addition, they continue to develop improved systems for preventing water and air pollution as well as new solutions for purifying drinking water, some of which use novel membrane technologies.

A priority for the Industry Sector is integrating product planning and production processes into product lifecycle management IT systems. The goal is to slash time to market by up to 50% by speeding up these processes at every point of the value chain. Advances in automation technology and, above all, in software will play a vital role here. Other leading priorities for the Industry Sector include increasing energy efficiency, reducing resource consumption and cutting emissions. This goes for improvements in building systems technologies, the development of higher-performance lighting solutions, for example using LEDs, as well as better solutions for buildings and transportation, ranging from energy-saving engines to the “Complete Mobility” approach, which involves fully integrating different modes of transport with each other in order to bring people and goods to their destination even faster, more efficiently and in even greater comfort.

The focal point of R&D activities in the Energy Sector is developing more efficient methods for the generation, transmission and distribution of power. In this regard, converting existing power grids to smart grids plays a key role. Smart networks are essential for sustainable power systems and for effectively integrating ever-increasing power supplies from renewable resources as well as future electric vehicles into the energy mix. Optimized solutions for solar thermal power plants are also part of the R&D mission at Energy, along with floating wind turbines for use far offshore, using new materials in turbine blades to improve power plant efficiency, innovative techniques for reducing losses in electricity transmission, and technologies to capture greenhouse gases such as carbon dioxide from the flue gas of fossil-fuel-fired power stations.

Mindful of the growing and ageing global population, the Healthcare Sector is committed to offering high quality healthcare solutions at an affordable price and its R&D activities are consequently focused primarily on innovations that will help it to meet the associated customer requirements more effectively. Foremost here is combining the various imaging techniques, which are making it possible to obtain ever more detailed three-dimensional pictures of the body faster and with less risk for the patient, with laboratory diagnostics and information technology in order to create much better and more coordinated workflows. Information from the various diagnostic methods enables practitioners not only to detect disease more accurately and at an earlier stage, but also to match treatment more closely to individual patient needs, for example by allowing them to monitor the efficacy of medication more precisely and bring to bear the full evaluative and analytical capabilities of modern computers.

Economic environment

Worldwide economic environment

Fiscal year 2009 was marked by the most serious global economic crisis since the end of the Second World War. According to IHS Global Insight, gross domestic product (GDP) began to shrink in the fourth quarter of calendar year 2008, that is during the first quarter of our fiscal year 2009, compared with the same quarter of the previous year. In the two subsequent quarters this trend intensified, with negative growth rates exceeding minus 3%. In the third quarter of calendar year 2009 the contraction began to soften, with a negative growth rate of slightly above 2%. Only for the last quarter of calendar year 2009 do forecasts predict a modest improvement on the already poor levels of the preceding year. Overall, IHS Global Insight anticipates a reduction of 2.1% in global economic output for calendar year 2009. The world economy was still registered 2% growth in calendar year 2008.

From a regional perspective, the sharpest GDP downturn in 2009, at minus 3.6%, was recorded in the region Europe, Commonwealth of Independent States (C.I.S.), Africa, Middle East, the largest of Siemens’ three reporting regions. In the previous year, this region grew by 1.9%. Germany’s GDP, which was up by 1.3% in 2008, is provisionally set to contract by 4.8% during 2009. The decline in exports and falling machinery and equipment spending had a particular impact here, whereas private consumption, underpinned by state-run programs such as short-time working benefits and auto scrappage schemes, held up. The economic crisis has had a particularly severe effect on a number of countries in Central and Eastern Europe, as well as Russia, which suffered as a result of both the crisis in the financial markets and lower raw material prices. In the wake of lower commodity prices, but also in part due to the crisis in real estate, growth in the Middle East, which was still running at 6.1% in 2008, virtually came to a standstill in 2009.

In the Americas region, IHS Global Insight expects that a growth rate of 1.2% during calendar year 2008 will be followed by a 2.4% fall in GDP in 2009. The U.S., where growth had already fallen back to just 0.4% during the preceding year, is provisionally set to register a decline in GDP of 2.5% for the current calendar year. There are, nevertheless, a number of indicators pointing to economic improvement: The housing market is stabilizing, demand for investment goods and exports is up, and industrial production is starting to increase once more in a number of sectors of the economy. Essentially, this return to more positive development has been spurred on by a state-sponsored economic stimulus program and the rescue measures taken in the banking sector, which have markedly eased the situation in the financial markets.

Asia, Australia is the only region that continued to grow, albeit modestly, even in the midst of the global economic crisis. For this region IHS Global Insight is projecting a 0.8% growth in GDP in 2009, compared with a figure of 3.6% during the previous year. Meanwhile China’s growth continues almost unabated, with lower exports largely offset by the state’s economic stimulus packages. For calendar year 2009 IHS Global Insight forecasts that

China will grow by 8.1%, against 9% in 2008. India, too, is still growing significantly faster than the region as a whole. Both private consumption and capital spending continue to provide positive impetus for growth. In 2009 India’s GDP is set to grow by a provisional figure of 5.6%, after a 6.1% increase during calendar year 2008.

For Siemens, as a supplier of plant and infrastructure equipment, the course of gross fixed investment, as a component of GDP, is of major importance. Its development is particularly vulnerable to cyclical fluctuations in the economy. IHS Global Insight anticipates that after growth of 1.8% in 2008, gross fixed investment will decline by 6.4% during 2009. The two regions generating our highest sales figures, Europe, C.I.S., Africa and Middle East, and the Americas, have been particularly severely impacted here. In the Europe, C.I.S., Africa, Middle East region, the gross fixed investment figure will fall by a provisional 10.9% year on year in 2009, while the Americas region is expected to record a decline by as much as 11.5% during 2009. Only the Asia, Australia region is expected to have bucked the trend in 2009, registering a 3.4% increase in gross fixed investment over the previous year’s level.

IHS Global Insight expects the value added manufacturing, in which Siemens operates, to decline by 9.3% in 2009 compared to 2008.

The estimates and projections presented above for GDP and gross fixed investments are based upon a report dated October 14, 2009 prepared by IHS Global Insight, the estimates and projections presented above for value added manufacturing are based upon the recent report prepared by IHS Global Insight in November 2009.

The estimates and projection have not been independently verified by Siemens.

We are also dependent on the development of raw material prices. Key materials to which we have significant cost exposure include copper, various grades and formats of steel, and aluminum. In addition, within stainless steel we have considerable exposure related to nickel and chrome alloy materials.

Copper has been a highly speculative base metal in recent years. In July 2008, copper traded on the London metal exchange (LME) at U.S.$8,985 per metric ton, the highest price for the year. The financial crisis in the autumn of 2008 led to a correction in copper prices as demand fell and financial institutions pulled out of speculative positions. On December 24, 2008, copper traded on the LME at U.S.$2,770 per metric ton—a reduction of nearly 70% within less than six months. The price has rebounded since then, and at the end of fiscal 2009 copper traded around U.S.$6,100 per metric ton.

Steel markets were in a tight supply/demand balance up to mid-2008, with the highest price levels in July of that year. The melt-down of demand from the economic downturn brought global steel prices down by approximately 55% compared to the levels reached in July 2008 as measured by the CRUspi steel price index. Since the second calendar quarter of 2009, steel prices have slowly recovered due to reductions in supply and restocking on the demand side, and the CRUspi had risen by 23% at the end of fiscal 2009 compared to the beginning of January 2009.

Aluminum traded on the LME at a year high of U.S.$3,292 per metric ton in July of 2008. Prices came slowly down to U.S.$1,253 per metric ton in February of 2009 due to weaker demand and a substantial increase in inventories. Prices have been rising since then, reaching U.S.$1,852 per metric ton at the end of fiscal 2009, due to an improving supply/demand balance as well as increasing production costs for the energy-intensive material.

Our main exposure to the prices of copper and related products, and to steel and stainless steel, is in the Industry and Energy Sectors. Our main price exposure to aluminum is in Industry. Additionally Siemens is generally exposed to energy prices, both direct (electricity, gas, oil) and indirect (energy used in the manufacturing processes of suppliers).

Siemens uses several options in order to reduce the risk in project or product business, such as long-term contracting with suppliers, physical and financial hedging and price escalation clauses with customers.

Market development

According to market surveys by IHS Global Insight as of September 2009, capital expenditures within nearly all of the main branches served by our Sectors and Siemens IT Solutions and Services declined in calendar year

2009 compared to 2008. For comparison, all the branches increased their level of capital investment in 2008 by double-digit or high single-digit percentage rates compared to the prior year.

Within the markets served predominantly by our Industry Sector, capital expenditures in the oil and gas industry are expected to show the sharpest contraction in 2009 with a decline of more than 20% compared to the prior year. The automotive industry is also expected to reduce capital investment significantly, resulting in an expected decline of about 16% compared to the prior year. Weaker overall demand, rising inventories and excess capacities will be only partially offset by scrapping schemes in Western Europe and the U.S. The construction and real estate industries are expected to reduce capital expenditure in 2009 by about 14%. Market contraction is driven by recession and the financial market crisis in mature economies and also in several emerging countries. For the electrical and electronics as well as the pulp and paper industries, the decline in capital expenditures in 2009 is estimated at about 10%. The reduction in investments in the transportation and infrastructure industry and the wholesale and retail businesses is expected to be about 8% compared to the prior year. Other important branches served mainly by Industry include the chemicals industry, the metals and mining markets, the food and beverage industry weakened by a fall in consumer confidence, and the transport equipment industry. All are expected to reduce capital expenditures by about 7% compared to 2008. For the transportation services and the post and logistics businesses, the decline in investments in 2009 is estimated at about 6%. Investments in the machine building industry are expected to decline in nearly all countries of the world. These declines are expected to be offset by strong growth in China, which claims the world’s largest machine-building industry.

Our Energy Sector is also exposed to the adverse conditions in certain markets described above for Industry, including the chemicals, post and logistics, wholesale and retail, transportation services and oil and gas industries. In addition, Energy is affected by an expected decline in investments of about 7% in the utilities markets, where the situation of the customers worsened together with deteriorating macroeconomic conditions in the first half of 2009.

Capital expenditures within the international healthcare markets, served by our Healthcare Sector, are expected to decline by about 12% in 2009 compared to 2008. Capital expenditures have declined in nearly all countries, with the strongest decreases coming in some of our most important markets including the U.S. and Germany. The only country reporting a significant increase in healthcare capital expenditures in 2009 is China.

The public sector, a major customer of offerings from our Siemens IT Solutions and Services business, is expected to reduce its capital investment by about 8% compared to the prior year, despite government spending for stimulus programs. A similar decline is expected in the finance businesses.

Fiscal 2009 compared to fiscal 2008

Fiscal 2009—Financial summary

Siemens delivered a resilient performance in fiscal 2009. Operating in a contracting global economy struggling with the aftermath of a major financial crisis, we had the competitive strength to generate revenue within 1% of the fiscal 2008 level. The many streamlining initiatives we launched in fiscal 2008, particularly including our global SG&A reduction program, increased our operating efficiency and helped us surpass our mid-year outlook for Total Sectors profit. New orders declined 16% year-over-year, as our overall market environment included deep downturns in major world markets for industrial production, customer postponements of major energy infrastructure projects and growing uncertainty in the healthcare equipment market. The order decrease year-over-year includes our own divestment of non-strategic businesses, and as recessionary conditions began to ease toward the end of fiscal 2009 we were well positioned to deliver our typically strong year-end quarter.

Income from continuing operations and Net income were strongly influenced by negative impacts related to our stake in NSN. Equity investment losses related to NSN totaled €543 million during the year, and at the end of the fiscal year we took an impairment of €1.634 billion on our stake in NSN based on a review of its prospects in coming years. These impacts, reported within our Equity Investments segment, were only partly offset by a gain on the sale of our share of Fujitsu Siemens Computers (Holding) B.V. (FSC).

Revenue remained stable year-over-year, at €76.651 billion. On an organic basis, excluding the net effect of currency translation and portfolio transactions, revenue was unchanged. The Energy and Healthcare Sectors competed successfully in challenging markets, delivering higher revenue year-over-year. This growth was offset by a revenue decline in the Industry Sector resulting from recession-driven downturns in important markets such as factory automation, machine-building, automotive, construction and process industries as well as divestments of non-strategic businesses. On a geographic basis, revenue grew in the Americas and in Asia, Australia but declined in Siemens’ largest reporting region which comprises Europe, the Commonwealth of Independent States (C.I.S.), Africa, and the Middle East.

Orders came in 16% lower, at €78.991 billion. On an organic basis, orders were down 14% year-over-year. Orders in the Industry Sector declined due to the market conditions mentioned above, while orders in Energy were lower due in part to customer postponements of large infrastructure projects. Orders were stable in Healthcare. While orders declined in all three of Siemens’ reporting regions, the Asia, Australia region saw the smallest drop-off in demand compared to fiscal 2008, at 6%. The Sectors’ combined book-to-bill ratio for fiscal 2009 was 1.04 and the combined order backlog at the end of the year stood at €81.2 billion.

Total Sectors profit rose to €7.466 billion. Total Sectors profit—a measure of the combined profit from our three Sectors—climbed 13% from €6.606 billion in the prior year, driven by substantial profit turnarounds at the Fossil Power Generation and Mobility Divisions. A year earlier, these Divisions posted losses and took a combined total of more than €1 billion in project charges. At the Sector level, the Energy and Healthcare Sectors increased their profit in fiscal 2009, on higher earnings at all Divisions within Energy and at Healthcare’s two large Divisions, Imaging & IT and Diagnostics. Industry’s profit declined year-over-year despite the improvement at Mobility, as especially lower revenue and related factors reduced profit at the other Divisions in the Sector.

Income from continuing operations rose to €2.457 billion. Basic earnings per share (EPS) rose to €2.60. A year earlier, income from continuing operations was €1.859 billion and basic EPS from continuing operations was €1.91. Both periods included substantial negative profit impacts outside the Sectors. The current year was burdened by impairment charges and other losses related to NSN within our Equity Investments segment totaling €2.177 billion. A year earlier, the loss related to NSN within Equity Investments was €119 million. Fiscal

2008 also included €1.081 billion (pre-tax) in charges for severance under our global SG&A program, a provision of approximately €1 billion (pre-tax) related to legal proceedings in the U.S. and Germany that were resolved during fiscal 2009, and a one-time endowment of €390 million (pre-tax) related to the establishment of the Siemens Stiftung (foundation) in Germany.  Expenses for outside advisors engaged in connection with investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities fell to €95 million in fiscal 2009 from €430 million a year earlier.

Net income was €2.497 billion compared to €5.886 billion in fiscal 2008. Basic EPS was €2.65 compared to €6.41 in fiscal 2008. The difference is due to discontinued operations, which contributed €40 million to net income in fiscal 2009 compared to €4.027 billion a year earlier. Fiscal 2008 income from discontinued operations included a divestment gain and operating results related to Siemens VDO Automotive (SV) totaling approximately €5.5 billion, partly offset by a loss of approximately €1.0 billion associated with a transfer of 51% of Siemens Enterprise Communications (SEN) into a joint venture.

Free cash flow from continuing operations was €3.786 billion. A year earlier, free cash flow from continuing operations was €5.739 billion. The decline year-over-year includes lower billings in excess as well as a substantial decrease in trade payables compared to a year earlier. In addition, fiscal 2009 included substantial cash outflows corresponding to charges to income taken in fiscal 2008, particularly including those mentioned above for Income from continuing operations and Total Sectors profit. Among these outflows were severance payments of €796 million for the global SG&A program and other personnel-related restructuring measures, €1.008 billion paid to authorities in the U.S. and Germany following resolution of legal proceedings, and substantial cash outflows stemming from project charges at Fossil Power Generation, Mobility and Siemens IT Solutions and Services. The NSN impairment mentioned above had no cash impact.

Dividend. The Siemens Managing Board and Supervisory Board have proposed a dividend of €1.60 per share. The prior-year dividend was also €1.60 per share.

Results of Siemens

The following discussion presents selected information for Siemens for the fiscal year ended September 30, 2009:

Order situation and revenue

In fiscal 2009, revenue declined 1% year-over-year, to €76.651 billion, while orders came in at €78.991 billion, down 16% from the prior-year period. This resulted in a book-to-bill ratio of 1.03. On an organic basis, excluding the net effect of currency translation and portfolio transactions, revenue came in level with the prior year, while orders decreased 14%. Within the full-year trend, we saw order intake declining in the second half of fiscal 2009 compared to the first half due to the trends in the global macroeconomic and financing environment described in the section “Business and operating environment—Economic environment,” while revenue development was significantly stabilized by our strong order backlog. Accordingly, our book-to-bill ratio fell from 1.12 in the first six months to 0.94 in the second half of fiscal 2009. The total order backlog for our three Sectors was €81.2 billion as of September 30, 2009, slightly down from €83.1 billion a year earlier, due primarily to negative currency translation effects. Out of the current backlog, orders of €36 billion are expected to be converted into revenue during fiscal 2010, orders of €17 billion during 2011, and the remainder in the periods thereafter.

	New Orders (location of customer)
	Year ended		% Change
	September 30,		vs. previous year		therein
	2009	2008	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)

Europe, C.I.S.(2), Africa, Middle East	45,696	55,229	(17)%	(13)%	(2)%	(2)%
therein Germany	12,307	14,434	(15)%	(13)%	0%	(2)%
Americas	19,935	24,010	(17)%	(21)%	5%	(1)%
therein U.S.	14,691	17,437	(16)%	(23)%	8%	(1)%
Asia, Australia	13,360	14,256	(6)%	(9)%	3%	0%
therein China	5,525	5,446	1%	(7)%	8%	0%
therein India	2,309	2,268	2%	7%	(5)%	0%

Siemens	78,991	93,495	(16)%	(14)%	0%	(2)%

(1)	Excluding currency translation and portfolio effects.

(2)	Commonwealth of Independent States.

Orders related to external customers decreased 16% in fiscal 2009, driven by sharp declines in Industry and to a lesser extent in Energy. In the Industry Sector—our largest Sector — order intake decreased more than 20% compared to the high level of the prior year. All Industry Divisions reported lower orders, led by declines at Drive

Technologies, Industry Solutions and Industry Automation. Due in part to customer postponements of potential new projects, the Energy Sector saw orders fall 10% from the high level of fiscal 2008, driven primarily by lower demand at Oil & Gas, Power Transmission and Fossil Power Generation. In contrast, order intake increased at Renewable Energy, as the Division continued to win large contracts for offshore wind-farm projects. Orders rose modestly in Healthcare, benefiting from positive currency translation effects from the U.S. In addition, orders at Other Operations declined significantly in the current period due primarily to substantial dispositions and other streamlining actions.

In the region Europe, C.I.S., Africa, Middle East — our largest reporting region—orders declined 17%, including sharply lower order intake in Industry on decreases in all Divisions. In most cases the declines were driven by macroeconomic conditions. Lower order intake at Mobility in the region was due to lower volume from major orders compared to the prior fiscal year, which included Siemens’ largest-ever rolling stock order, a €1.4 billion contract for more than 300 trains from the Belgian state railway system. Higher demand at Renewable Energy, driven by a number of large orders in the current period, limited the drop in order intake in the Energy Sector in Europe, C.I.S., Africa, Middle East to 4%. Healthcare orders came in near the level of the prior fiscal year in this region. In Germany, major contract wins at Mobility and Renewable Energy softened the impact of a broad-based decline in other Divisions and streamlining actions at Other Operations. In the Americas, orders decreased 17% despite strong positive currency translation effects from the U.S. Within the region, the contraction of order intake was strongest in Energy, due mainly to a lower volume from major orders at Renewable Energy compared to fiscal 2008. Orders in Industry also declined by double digits, due in part to higher volume from large orders at Mobility in the prior-year period. Healthcare orders came in just below the prior-year level. In Asia, Australia, orders decreased 6%, as a higher order intake in Healthcare was more than offset by declines in Industry and Energy, particularly at Industry Solutions, Drive Technologies, Oil & Gas and Power Distribution. Order intake in China rose 1% compared to the prior-year period, including a number of major contract wins at Mobility as well as significant positive currency translation effects. In India, lower demand in Industry was offset by a higher volume from major orders at Power Transmission and Fossil Power Generation in fiscal 2009.

	Revenue (location of customer)
			% Change
	Year ended September 30,		vs. previous year		therein
	2009	2008	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)

Europe, C.I.S.(2), Africa, Middle East	43,288	44,895	(4)%	1%	(2)%	(3)%
therein Germany	11,525	12,797	(10)%	(8)%	0%	(2)%
Americas	20,754	20,107	3%	(3)%	7%	(1)%
therein U.S.	15,684	14,847	6%	(4)%	11%	(1)%
Asia, Australia	12,609	12,325	2%	(1)%	3%	0%
therein China	5,218	4,878	7%	(1)%	8%	0%
therein India	1,680	1,885	(11)%	(7)%	(5)%	1%

Siemens	76,651	77,327	(1)%	0%	1%	(2)%

(1)	Excluding currency translation and portfolio effects.

(2)	Commonwealth of Independent States.

Revenue related to external customers declined 1% in fiscal 2009, as lower revenue in Industry and streamlining actions within Other Operations offset increases in Energy and Healthcare. The Industry Sector reported a revenue decrease of 7% on lower sales in five of its six Divisions, led by double-digit declines at Industry Automation, Drive Technologies and OSRAM. In contrast, revenue at Mobility rose 10% on increases in all regions. Fossil Power Generation and Renewable Energy were the primary drivers for a 14% revenue increase in Energy, as the Sector executed projects in its substantial order backlog. Healthcare revenue rose 7% compared to fiscal 2008, due primarily to growth at Imaging & IT and Diagnostics as well as substantial positive currency translation effects.

In Europe, C.I.S., Africa, Middle East, revenue declined 4% year-over-year, held back by negative currency translation and portfolio effects, the latter due mainly to streamlining of Other Operations. Revenue in the region rose by double digits in Energy and at a lower rate in Healthcare, and decreased in the Industry Sector. Revenue in Germany declined 10% in fiscal 2009, due primarily to lower demand in the Industry Sector, particularly in its short-cycle businesses, and streamlining actions within Other Operations. In the Americas, revenue rose 3% due to significant positive currency translation effects from the U.S. Revenue growth in the region was strongest in the Energy Sector, including double-digit increases at Renewable Energy, Fossil Power Generation and Power Transmission. Healthcare also reported higher revenues in the Americas, while Industry came in below the level of fiscal 2008, driven by declines at OSRAM, Industry Automation and Industry Solutions. Asia, Australia saw a 2% expansion in revenue on growth in Healthcare and Energy. Revenue in Industry in this region declined 2% compared to the prior-year level. Revenue growth in China was due primarily to positive currency translation effects. Revenue declined in India driven by lower sales at Drive Technologies and Oil & Gas.

Consolidated Statements of Income

	Year ended
	September 30,
	2009	2008	% Change
	(in millions of €)

Gross profit on revenue	20,710	21,043	(2)%
as percentage of revenue	27.0%	27.2%

Gross profit for fiscal 2009 decreased 2% compared to the prior-year period, as a strong gross profit increase in the Energy Sector was more than offset by other factors, including substantially lower gross profit in Industry and a sharp drop at Other Operations due to the streamlining actions. Higher gross profit in the Energy Sector was due primarily to Fossil Power Generation where gross profit in the prior year was reduced by substantial project charges, and also included volume-driven growth in gross profit at the majority of Divisions. Lower gross profit in Industry was due primarily to volume-driven declines at Industry Automation, Drive Technologies and OSRAM as well as substantial severance charges in the current fiscal year. For comparison, in fiscal 2008 gross profit in Industry was held back by project charges at Mobility and charges related to structural initiatives at Mobility and OSRAM. Gross profit in Healthcare rose modestly year-over-year, despite further charges of €169 million related to particle therapy contracts. For comparison, in the prior year gross profit in Healthcare was held back by substantial costs associated primarily with refocusing of certain business activities at Imaging & IT and charges related to particle therapy contracts at Workflow & Solutions. In combination, these factors led to a slight decline in gross profit margin for Siemens overall, which came in at 27.0% compared to 27.2% a year earlier.

	Year ended
	September 30,
	2009	2008	% Change
	(in millions of €)

Research and development expenses	(3,900)	(3,784)	3%
as percentage of revenue	5.1%	4.9%	—
Marketing, selling and general administrative expenses	(10,896)	(13,586)	(20)%
as percentage of revenue	14.2%	17.6%	—
Other operating income	1,065	1,047	2%
Other operating expense	(632)	(2,228)	(72)%
Income (loss) from investments accounted for using the equity method, net	(1,946)	260	—
Financial income (expense), net	(510)	122	—

R&D expenses increased to €3.900 billion, or 5.1% of revenue, from €3.784 billion, or 4.9% of revenue a year earlier, due primarily to higher outlays in Energy. SG&A expenses declined substantially to €10.896 billion, or 14.2% of revenue, from €13.586 billion, or 17.6% of revenue in the prior-year period, including lower expenses in all Sectors. The change year-over-year also includes substantial expenses in the prior year related to our global SG&A program, as the majority of the €1.081 billion in severance charges related to this program were recorded as SG&A expenses in fiscal 2008. During fiscal 2009, we already achieved the annual savings target under our global SG&A program originally set for fiscal 2010, despite additional severance charges recorded in the current period. For further information regarding the program successfully completed at the end of the fiscal year, see “Business and operating environment—Strategy—Important corporate programs and initiatives—Global SG&A program.”

Other operating income for fiscal 2009 was €1.065 billion, compared to €1.047 billion in the prior year. The current year included a gain of €327 million on the sale of our stake in Fujitsu Siemens Computers (Holding) B.V. (FSC). In addition, gains from sales of real estate were also slightly higher year-over-year, including a gain of €224 million from the sale of residential real estate holdings. For comparison, the prior year included a pre-tax net gain of €131 million on the sale of the wireless modules business at Industry Automation and a €130 million pre-tax net gain on the sale of the Global Tungsten & Powders unit at OSRAM. In addition, fiscal 2008 benefited from the release of an accrual of €38 million related to Italian electrical utility Enel.

Other operating expense came in substantially below the level of the prior-year period. The difference year-over-year is due primarily to a provision of approximately €1 billion in fiscal 2008 related to legal proceedings in the U.S. and Germany that were resolved during fiscal 2009. The prior year also included a one-time endowment of €390 million coinciding with the establishment of the Siemens Stiftung (foundation). Expenses for outside advisors engaged in connection with investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities fell sharply year-over-year, to €95 million from €430 million a year earlier. Impairments of goodwill were also lower in the current period, as the prior year included a goodwill impairment of €70 million related to a building and infrastructure business, 50% of which was divested in fiscal 2008. In contrast, fiscal 2009 included a charge of €53 million related to a global settlement agreement with the World Bank Group, valuation allowances on loans and expenses related to the divestment of an industrial manufacturing unit in Austria, which was included in Other Operations.

Income from investments accounted for using the equity method, net was a negative €1.946 billion, down from a positive €260 million in the prior-year period. The difference was due primarily to an equity investment loss of €2.177 billion in the current fiscal year related to NSN, compared to a loss of €119 million a year earlier. This equity investment loss in fiscal 2009 includes an impairment of €1.634 billion on our stake in NSN recorded in the fourth quarter, as well as a loss of €543 million, including our share in restructuring and integration costs as well as a significant impairment of deferred tax assets at NSN. The current period also included an equity investment loss of €171 million related to EN. In addition, equity investment income related to our stakes in BSH and KMW was €195 million in fiscal 2009, down from €242 million a year earlier.

Financial income (expense), net decreased to a negative €510 million in fiscal 2009, down from a positive €122 million a year earlier. This change is due mainly to Income (expense) from pension plans and similar commitments, net, which swung from a positive €136 million in the prior year to a negative €227 million in fiscal

2009, due to lower expected return on plan assets and higher interest cost. The current period also includes higher expenses related to the interest component from measuring provisions as well as higher expenses for allowances and write-offs of finance receivables.

	Year ended
	September 30,
	2009	2008	% Change
	(in millions of €)

Income from continuing operations before income taxes	3,891	2,874	35%
Income taxes	(1,434)	(1,015)	41%
as percentage of income from continuing operations before income taxes	37%	35%	—
Income from continuing operations	2,457	1,859	32%
Income from discontinued operations, net of income taxes	40	4,027	(99)%
Net income	2,497	5,886	(58)%
Net income attributable to minority interest	205	161	—
Net income attributable to shareholders of Siemens AG	2,292	5,725	(60)%

Income from continuing operations before income taxes was €3.891 billion for the current fiscal year, compared to €2.874 billion a year earlier. The change year-over-year was due to the factors mentioned above, primarily the broad-based reduction in SG&A expenses and the provision accrued in fiscal 2008 for legal and regulatory matters, partly offset by our fiscal 2009 equity investment loss related to NSN and a negative swing in Financial income. The effective tax rate on income from continuing operations was 37% in fiscal 2009, up from 35% in the prior year. The current-year rate was adversely affected by the significant negative swing in Income (loss) from investments accounted for using the equity method, net, primarily due to NSN, partly offset by the tax-free gain on the sale of our stake in FSC. For comparison, the tax rate in the prior year was adversely affected by the provision for legal and regulatory matters mentioned above. As a result, income from continuing operations after taxes was €2.457 billion, up from €1.859 billion in fiscal 2008.

Discontinued operations include former Com activities as well as SV, which was sold to Continental AG in the first quarter of fiscal 2008. The former Com activities include the enterprise networks business, 51% of which was divested during the fourth quarter of fiscal 2008; telecommunications carrier activities transferred into NSN in the third quarter of fiscal 2007; and the mobile devices business sold to BenQ Corporation in fiscal 2005. Income from discontinued operations in fiscal 2009 was €40 million, compared to €4.027 billion a year earlier. The difference is due mainly to €5.5 billion in the prior-year period related to SV, including operating results along with a substantial gain on the sale of the business. This positive contribution in fiscal 2008 was partly offset by negative effects related to former Com activities amounting to €1.433 billion, including a preliminary loss related to the divestment of the enterprise networks business of approximately €1.0 billion and severance charges and impairments of long-lived assets at the enterprise networks business. For additional information regarding discontinued operations, see “Notes to Consolidated Financial Statements.”

Net income for Siemens in fiscal 2009 was €2.497 billion, compared to €5.886 billion a year earlier, with the difference due primarily to discontinued operations as discussed above. Net income attributable to shareholders of Siemens AG was €2.292 billion, down from €5.725 billion in the prior-year period.

Segment information analysis

Sectors

Industry

	Year ended
	September 30,		% Change		therein
	2009	2008	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)

Sector
Profit	2,701	3,947	(32)%
Profit margin	7.7%	10.5%
New orders	33,284	42,374	(21)%	(22)%	1%	0%
Total revenue	35,043	37,653	(7)%	(8)%	1%	0%
External revenue	33,915	36,526	(7)%
Therein:
Europe, C.I.S.(2), Africa, Middle East	19,243	21,301	(10)%
Therein Germany	6,636	7,434	(11)%
Americas	8,323	8,763	(5)%
Asia, Australia	6,349	6,462	(2)%

(1)	Excluding currency translation and portfolio effects.

(2)	Commonwealth of Independent States.

Industry faced severe challenges from the worldwide economic downturn in fiscal 2009, including significant slowdowns in major markets such as factory automation, machine-building, automotive, construction, and various process industries. Shorter-cycle manufacturing-related markets were the first to show demand declines from the recession, with corresponding adverse affects for the Industry Automation, Drive Technologies and OSRAM Divisions. By the end of fiscal 2009, the recession’s effects began to reach Industry’s longer-cycle businesses as well, with the exception of Mobility. The Sector’s order backlog had a stabilizing effect, yet revenue for Industry overall was 7% lower year-over-year. Orders declined 21% on reduced customer demand at all Divisions particularly including Drive Technologies, Industry Solutions and Industry Automation. On a geographic basis, both orders and revenue declined in all regions, with the sharpest drops coming in the Sector’s largest region, Europe, C.I.S., Africa, Middle East. Industry’s order backlog was €27.8 billion at the end of fiscal 2009, down from €31.7 billion a year earlier. Out of the current backlog, orders of €13 billion are expected to be converted into revenue during fiscal 2010, orders of €6 billion during 2011, and the remainder in the periods thereafter.

Falling revenue and corresponding adverse effects on capacity utilization and revenue mix took Industry’s profit down by a third compared to fiscal 2008. Mobility was the only Division that improved profit and profitability year-over-year. Industry initiated cost-cutting programs, capacity adjustment measures and structural initiatives aimed at restoring profitable growth. In the fourth quarter of fiscal 2009, these efforts entailed €173 million in net charges for severance and an additional €40 million at OSRAM for major impairments and inventory write-downs. In the prior year, gains from the sale of businesses partially offset project related charges at Mobility as well as structural initiatives at OSRAM and Mobility.

	New Orders
	Year ended
	September 30,		% Change		therein
	2009	2008	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)

Divisions
Industry Automation	6,766	8,945	(24)%	(23)%	1%	(2)%
Drive Technologies	6,511	9,425	(31)%	(32)%	1%	0%
Building Technologies	5,884	6,333	(7)%	(10)%	2%	1%
OSRAM	4,036	4,624	(13)%	(13)%	2%	(2)%
Industry Solutions	6,101	8,415	(27)%	(28)%	0%	1%
Mobility	6,766	7,842	(14)%	(14)%	0%	0%

(1)	Excluding currency translation and portfolio effects.

	Revenue
	Year ended
	September 30,		% Change		therein
	2009	2008	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)

Divisions
Industry Automation	7,039	8,699	(19)%	(18)%	1%	(2)%
Drive Technologies	7,526	8,434	(11)%	(12)%	1%	0%
Building Technologies	5,934	5,984	(1)%	(4)%	2%	1%
OSRAM	4,036	4,624	(13)%	(13)%	2%	(2)%
Industry Solutions	6,804	7,106	(4)%	(6)%	1%	1%
Mobility	6,442	5,841	10%	11%	(1)%	0%

(1)	Excluding currency translation and portfolio effects.

	Profit			Profit margin
	Year ended			Year ended
	September 30,			September 30,
	2009	2008	% Change	2009	2008
	(in millions of €)

Divisions
Industry Automation	639	1,606	(60)%	9.1%	18.5%
Drive Technologies	836	1,279	(35)%	11.1%	15.2%
Building Technologies	382	466	(18)%	6.4%	7.8%
OSRAM	89	401	(78)%	2.2%	8.7%
Industry Solutions	360	439	(18)%	5.3%	6.2%
Mobility	390	(230)	—	6.1%	(3.9)%

A deep downturn of Industry Automation’s large factory automation markets in fiscal 2009 took the Division’s revenue and orders down 19% and 24%, respectively, compared to the prior year. All three regions reported double-digit percentage declines, with the strongest decrease in Europe, C.I.S., Africa, Middle East. Despite successful cost-cutting efforts, profit fell 60% compared to the strong prior year, burdened by lower capacity utilization and a less favorable business mix. In the fourth quarter, the Division took net severance charges of €24 million for capacity adjustment measures. Profit in the prior year benefited from a pre-tax net gain on a Divisional level of €125 million from the sale of Industry Automation’s wireless modules business as well as a gain of €38 million from the sale of another business. Both periods under review included purchase price accounting (PPA) effects from the acquisition of UGS Corp., acquired in fiscal 2007. PPA effects were €138 million in fiscal 2009 and €145 million a year earlier. Prior year profit also included integration costs of €17 million. Effective with the beginning of fiscal 2010, the Division’s low-voltage switchgear business is transferred to the Building Technologies Division.

Drive Technologies was strongly affected by a downturn in the machine building industry in fiscal 2009. At the end of the current fiscal year, delayed effects of the economic downturn also began to reach the long-cycle businesses of the Division. As a result, orders declined 31% from the prior-year level and revenue was down 11%, with the strongest declines in Europe, C.I.S., Africa, Middle East. Lower capacity utilization, a less favorable product mix and net severance charges of €30 million in the fourth quarter combined to reduce profit 35% compared to the strong fiscal 2008. Both periods included margin impacts related to the Division’s purchase of Flender Holding GmbH in fiscal 2005. PPA effects in fiscal 2009 were €36 million and are expected to remain at this level in the next fiscal year, while PPA effects in the prior year were €38 million. Following a strategic review, the electronics assembly systems business, for which Siemens initiated a carve-out during fiscal 2008, was classified as held for disposal and management responsibility was transferred from Drive Technologies to Other Operations during fiscal 2009. The presentation of prior-year financial information has been reclassified accordingly.

Building Technologies kept revenue in fiscal 2009 stable compared to the prior year, as the Division nearly offset a decline in Europe, C.I.S., Africa, Middle East with higher revenue in the Americas year-over-year. New orders declined 7% compared to fiscal 2008, due to a general slowdown in the commercial construction markets, particularly in Europe, C.I.S., Africa, Middle East and the Americas. Reduced economies of scale and a less favorable business mix, combined with €26 million in net charges for severance programs in the fourth quarter, reduced profit by 18% year-over-year. As mentioned above, the low-voltage switchgear business has been transferred from the Industry Automation Division to Building Technologies beginning of fiscal 2010.

In fiscal 2009, revenue at OSRAM decreased 13% compared to the prior year on lower revenue in all its businesses. On a geographic basis, the strongest declines came from Europe, C.I.S., Africa, Middle East and the Americas. Lower capacity utilization sharply reduced profit in the current period. Profit in both periods included charges related to structural initiatives. While charges in the current period comprised €18 million in net severance charges and €40 million for major impairments and inventory write-downs taken in the fourth quarter, impacts including severance charges and impairments in the prior-year period were offset by a €130 million net gain on the sale of the Division’s Global Tungsten & Powders unit.

While order intake in fiscal 2009 at Industry Solutions declined sharply compared to the prior-year, the Division’s order backlog had a stabilizing effect on revenue and profit. The strongest order declines came in Europe, C.I.S., Africa, Middle East and Asia, Australia. Revenue came in 4% lower than in fiscal 2008, including higher revenue in Asia, Australia. Profit in the current period declined 18%, as the Division took net severance charges of €69 million in the fourth quarter. Prior-year profit benefited from a €30 million gain on the sale of the Division’s hydrocarbon service business. Siemens intends to carve out Industry Solutions’ electronic design and manufacturing business in fiscal 2010.

Mobility increased fiscal 2009 revenue 10% compared to the prior year, including higher revenue in all regions. Orders were 14% lower than a year earlier, when Mobility took in its largest-ever rolling stock order for more than 300 trains worth €1.4 billion. On a geographic basis, orders declined in Europe, C.I.S., Africa, Middle East, which included the large order just mentioned for the prior year, and the Americas. Demand in Asia, Australia increased sharply year-over-year, including a particularly large train order in China. Mobility delivered fiscal 2009 profit of €390 million compared to a loss of €230 million a year earlier. This change stemmed in part from execution of the Division’s “Mobility in Motion” program. A year earlier this program resulted in costs of €151 million, primarily for severance charges and impairments. Profit in the prior year was also burdened by charges of €209 million related to major projects in the second quarter, provisions related primarily to projects in the rail automation business, and further charges of €32 million for the Combino railcar business. At the beginning of fiscal 2010, Mobility sold its airfield lighting business.

Energy

	Year ended
	September 30,		% Change		therein
	2009	2008	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)

Sector
Profit	3,315	1,434	131%
Profit margin	12.9%	6.4%
New orders	30,076	33,428	(10)%	(9)%	(1)%	0%
Total revenue	25,793	22,577	14%	14%	0%	0%
External revenue	25,405	22,191	14%
Therein:
Europe, C.I.S.(2), Africa, Middle East	14,715	12,722	16%
Therein Germany	1,905	1,890	1%
Americas	6,552	5,643	16%
Asia, Australia	4,138	3,826	8%

(1)	Excluding currency translation and portfolio effects.

(2)	Commonwealth of Independent States.

The Energy Sector turned in a strong performance in fiscal 2009, with all Divisions delivering strong profit increases compared to the prior year. Sector profit improved to €3.315 billion from €1.434 billion a year earlier, making Energy the top profit contributor among the Sectors. Profit growth year-over-year included a strong profit rebound at Fossil Power Generation. For comparison, the Division’s prior-year results were burdened by €559 million in second-quarter project charges as well as additional project charges totaling more than €300 million taken in the first and fourth quarters of fiscal 2008. Sector profit in the current fiscal year also rose on substantially lower SG&A expenses at Power Transmission, Power Distribution, Oil & Gas and Fossil Power Generation.

Energy produced revenue growth of 14% in fiscal 2009 by executing projects in its substantial order backlog. Led by Fossil Power Generation and Renewable Energy, all Energy Divisions contributed revenue increases year-over-year. Due in part to customer postponements of potential new projects against the background of the global macroeconomic and financial crisis, order intake decreased 10% from a high basis of comparison a year earlier. Within fiscal 2009, Energy saw its longer-cycle businesses become increasingly affected by deteriorating macroeconomic conditions. On a book-to-bill ratio of 1.17, the Sector’s order backlog rose to €47.1 billion at the end of fiscal 2009, up from €44.6 billion a year earlier. Out of the current backlog, orders of €20 billion are expected to be converted into revenue during fiscal 2010, orders of €10 billion during 2011, and the remainder in the periods thereafter. On a geographic basis, revenue grew in all three regions, with the strongest increases in Europe, C.I.S., Africa, Middle East and in the Americas. Order intake declined across the three regions, with the strongest contraction in the Americas.

	New Orders
	Year ended
	September 30,		% Change		therein
	2009	2008	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)

Divisions
Fossil Power Generation	12,135	12,993	(7)%	(8)%	1%	0%
Renewable Energy	4,823	4,434	9%	16%	(7)%	0%
Oil & Gas	4,450	5,630	(21)%	(18)%	(2)%	(1)%
Power Transmission	6,324	7,290	(13)%	(12)%	(1)%	0%
Power Distribution	3,018	3,578	(16)%	(14)%	(2)%	0%

(1)	Excluding currency translation and portfolio effects.

	Revenue
	Year ended
	September 30,		% Change		therein
	2009	2008	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)

Divisions
Fossil Power Generation	9,802	8,171	20%	18%	2%	0%
Renewable Energy	2,935	2,092	40%	39%	1%	0%
Oil & Gas	4,276	4,038	6%	10%	(3)%	(1)%
Power Transmission	6,172	5,497	12%	12%	0%	0%
Power Distribution	3,284	3,211	2%	4%	(2)%	0%

(1)	Excluding currency translation and portfolio effects.

	Profit			Profit margin
	Year ended			Year ended
	September 30,			September 30,
	2009	2008	% Change	2009	2008
	(in millions of €)

Divisions
Fossil Power Generation	1,275	(89)	—	13.0%	(1.1)%
Renewable Energy	382	242	58%	13.0%	11.6%
Oil & Gas	499	351	42%	11.7%	8.7%
Power Transmission	725	565	28%	11.7%	10.3%
Power Distribution	435	369	18%	13.2%	11.5%

Fossil Power Generation led all Siemens Divisions with €1.275 billion in profit for fiscal 2009, combining higher revenue with economies of scale, improved project execution and an improved revenue mix, including a higher contribution from the products business. The loss of €89 million in the prior year included the substantial project charges mentioned above for the Sector, particularly charges of €344 million related to a technologically advanced project in Olkiluoto, Finland. In addition, fiscal 2008 included negative equity investment income of €26 million related to Energy’s equity stake in Areva NP S.A.S., which was also substantially affected by the project in Finland. Since the second quarter of fiscal 2009, this equity stake is accounted for as held for disposal, following the Energy Sector’s announced intention to exit the Areva NP S.A.S. joint venture. Revenue at Fossil Power Generation rose 20% on higher sales in all regions, led by increases in the Europe, C.I.S., Africa, Middle East region and the Americas. Due to adverse macroeconomic and financing conditions, the Division’s orders came in below the prior-year level. The decline was driven by substantially lower demand in Europe, C.I.S., Africa, Middle East, including lower volume from major orders.

Profit at Renewable Energy climbed to €382 million from €242 million in fiscal 2008, driven by economies of scale on a 40% increase in revenue. Orders in the Division came in above the prior-year level, as higher order intake in Europe, C.I.S., Africa, Middle East more than offset lower demand in the Americas region, where the Division took in a higher volume from major orders in the prior-year period. Order development in both regions was significantly influenced by large offshore wind-farm projects with long lead times between order intake and revenue recognition. In the first quarter of fiscal 2010, Renewable Energy completed the acquisition of 100% of Solel Solar Systems, a solar thermal power technology company, to strengthen its position in the expanding market of solar thermal power. The acquisition costs (cash and debt free), amount to approximately €280 million in cash consideration.

Oil & Gas brought in €499 million in profits in fiscal 2009, up from €351 million a year earlier, including higher contributions from all business units. Revenue increased 6% year-over-year on growth in the Americas and in Europe, C.I.S., Africa, Middle East, as the Division converted orders from its backlog into current business. In contrast, order intake slowed substantially in the current period, as customers delayed new projects.

Power Transmission posted profit of €725 million in fiscal 2009, up 28% from the prior year on revenue increases in all three regions. Due to customer postponements of potential new projects, the Division reported a double-digit decline in orders compared to the strong prior year.

Power Distribution grew profit 18%, to €435 million. Order intake fell 16% on lower year-over-year orders in all four quarters, due primarily to weaker demand among the Division’s industrial customers. Revenue at Power Distribution came in just above the prior-year level, as growth in the first two quarters was nearly offset by lower year-over-year sales in the second half of fiscal 2009.

Healthcare

	Year ended
	September 30,		% Change		therein
	2009	2008	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)

Sector
Profit	1,450	1,225	18%
Profit margin	12.2%	11.0%
New orders	11,950	11,779	1%	(3)%	3%	1%
Total revenue	11,927	11,170	7%	2%	4%	1%
External revenue	11,864	11,116	7%
Therein:
Europe, C.I.S.(2), Africa, Middle East	4,724	4,537	4%
Therein Germany	1,072	980	9%
Americas	5,153	4,861	6%
Asia, Australia	1,986	1,718	16%

(1)	Excluding currency translation and portfolio effects.

(2)	Commonwealth of Independent States.

The market environment for the Healthcare Sector included the contraction in healthcare equipment spending mentioned earlier (see “Business and operating environment—Economic environment—Market development”) as well as reduced availability of credit for financing equipment purchases and uncertainty created by healthcare reform efforts and budget deficits in developed nations. Against this backdrop, Healthcare increased revenue and orders 7% and 1%, respectively. On an organic basis, particularly excluding strong positive currency translation effects, revenue rose 2% and orders came in 3% lower than a year earlier. On a geographic basis, revenue grew in all three regions, including a 16% rise in Asia, Australia. Orders rose even faster in Asia, Australia, offsetting modest declines in other regions. Healthcare’s book-to-bill ratio was just above 1 for fiscal 2009, and its order backlog at the end of the year stood at €6.3 billion compared to €6.8 billion a year earlier. Of the Sector’s current backlog, orders of €3 billion are expected to be converted into revenue during fiscal 2010, orders of €1 billion during fiscal 2011, and the remainder in the periods thereafter.

Healthcare posted Sector profit of €1.450 billion in fiscal 2009, up 18% from the prior-year level. This increase was in part due to progress with integration of acquisitions in the Diagnostics Division. PPA effects and integration costs at Diagnostics fell to €248 million, equivalent to 2.0 percentage points of Sector profit margin in fiscal 2009. A year earlier Diagnostics recorded a total of €344 million in PPA and integration costs, equivalent to 3.1 percentage points of Sector profit margin. The difference year-over-year is due to lower integration costs. Both years under review include negative profit impacts, totaling €169 million in charges at Workflow & Solutions in the current year and €174 million in costs and charges at Workflow & Solutions and Imaging & IT in the prior year.

	New Orders
	Year ended
	September 30,		% Change		therein
	2009	2008	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)

Divisions
Imaging & IT	7,143	7,243	(1)%	(5)%	4%	0%
Workflow & Solutions	1,553	1,653	(6)%	(8)%	2%	0%
Diagnostics	3,479	3,195	9%	1%	4%	4%

(1)	Excluding currency translation and portfolio effects.

	Revenue
	Year ended
	September 30,		% Change		therein
	2009	2008	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)

Divisions
Imaging & IT	7,152	6,811	5%	1%	4%	0%
Workflow & Solutions	1,515	1,490	2%	(1)%	2%	1%
Diagnostics	3,490	3,185	10%	2%	4%	4%

(1)	Excluding currency translation and portfolio effects.

	Profit			Profit margin
	Year ended			Year ended
	September 30,			September 30,
	2009	2008	% Change	2009	2008
	(in millions of €)

Divisions
Imaging & IT	1,161	899	29%	16.2%	13.2%
Workflow & Solutions	(53)	66	—	(3.5)%	4.4%
Diagnostics	338	248	36%	9.7%	7.8%

Imaging & IT contributed a profit of €1.161 billion in fiscal 2009, up 29% from the prior-year level on a more favorable product mix that included significant contributions from new products introduced in the current year. Fiscal 2008 profit was held back by €90 million of the negative profit impacts mentioned above for the Sector, consisting primarily of severance charges, impairments and related costs following the review of certain business activities. Revenue and order development matched the general development for Healthcare overall, with revenue rising and orders coming in close to the prior-year level on particular strength in Asia, Australia and positive currency translation effects.

Workflow & Solutions posted a loss of €53 million, including the charges of €169 million mentioned above related to significant technical development challenges and delays associated with particle therapy contracts. In fiscal 2008, the Division delivered a profit of €66 million despite €81 million of the negative profit impacts, mainly related to the particle therapy contracts mentioned above for the Sector. Fiscal 2009 revenue was up 2%. Orders came in below the prior-year level.

Profit at Diagnostics was €338 million, up 36% from the prior-year level. The increase was driven by higher revenue and the reduction in integration costs mentioned above. PPA effects were €181 million and integration costs were €67 million in fiscal 2009, reducing the Division’s profit margin by 7.1 percentage points. A year earlier, PPA effects were €176 million (including €7 million of inventory step-up charges) and integration costs were €168 million, reducing Diagnostics’ profit margin by 10.8 percentage points. Fiscal 2009 revenue and orders rose 10% and 9%, respectively, from prior-year levels, benefiting strongly from positive currency translation and portfolio effects.

Equity Investments

Equity Investments includes investments accounted for using the equity method or at cost and available-for-sale financial assets not allocated to a Sector or Cross-Sector Business for strategic reasons. As of September 30, 2009, the reportable segment Equity Investments mainly comprised our investments in NSN, BSH, our stake in EN and our investment in KMW.

In fiscal 2009, Equity Investments recorded a loss of €1.851 billion compared to a profit of €95 million a year earlier. The major factor in this decline was NSN that has been tested for impairment. The main triggering events were NSN’s loss of market share as well as a decrease in the product business operations resulting in significantly adjusted financial forecasts of future cash flows of NSN. As a result, we took an impairment of €1.634 billion on our investment in NSN at the end of fiscal 2009. Furthermore, NSN took restructuring charges and integration costs of €507 million as well as an additional charge of €432 million to tax expense to provide a valuation allowance on NSN’s deferred tax assets during the current period. These factors led to an equity investment loss related to our stake in NSN of €2.177 billion in fiscal 2009. In the prior-year period, NSN incurred restructuring charges and integration costs of €480 million. The equity investment loss related to our stake in NSN was €119 million in fiscal 2008. In fiscal 2009, EN incurred an operating loss and took restructuring charges. As a result, we incurred a loss of €171 million from our investment in EN. The increasing equity investment loss from our investment in NSN and the loss from our stake in EN were only partly offset by a gain of €327 million from the sale of our stake in FSC in the current period. In fiscal 2009, equity investment income related to our stakes in BSH and KMW was €195 million, down from €242 million a year earlier. We expect profit from Equity Investments to remain volatile including due to effects stemming from NSN’s announced measures to reduce operating expenses and production overheads in the coming two years.

Cross-Sector Businesses

Siemens IT Solutions and Services

	Year ended
	September 30,		% Change		therein
	2009	2008	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)

Profit	90	144	(38)%
Profit margin	1.9%	2.7%
New orders	4,501	5,272	(15)%	(10)%	(2)%	(3)%
Total revenue	4,686	5,325	(12)%	(8)%	(1)%	(3)%
External revenue	3,580	3,845	(7)%
Therein:
Europe, C.I.S.(2), Africa, Middle East	3,129	3,326	(6)%
Therein Germany	1,307	1,451	(10)%
Americas	399	430	(7)%
Asia, Australia	52	89	(42)%

(1)	Excluding currency translation and portfolio effects.

(2)	Commonwealth of Independent States.

Orders and revenue for Siemens IT Solutions and Services declined by 15% and 12% year-over-year, respectively, due to increasingly challenging external markets in the course of the fiscal year and streamlined internal business with Siemens. Profit for fiscal 2009 was €90 million compared to €144 million a year earlier. Profit development in the current period was impacted by the factors mentioned for volume, as well as measures to reduce IT costs for Siemens and €22 million in net severance charges during the fourth quarter. Both periods included charges related to large projects in the UK. Those charges were significantly higher in the prior-year period when they resulted in a net negative effect on profit of €76 million.

Siemens Financial Services (SFS)

	Year ended
	September 30,
	2009	2008	% Change
	(in millions of €)

Income before income taxes	304	286	6%
Total assets	11,704	11,328	3%

In fiscal 2009, profit (defined as income before income taxes) at SFS increased to €304 million compared to €286 million in the prior year. The current period included higher interest results as well as higher results from internal services and the equity business including the reversal of an impairment on an investment of €51 million, posted in a previous year. These higher results were partly offset by an increase in loss reserves in the commercial finance business. Total assets rose slightly, to €11.704 billion.

The following table provides further information on the capital structure of SFS as of September 30, 2009 and 2008:

	September 30,
	2009	2008
	(in millions of €)

Allocated equity	1,243	1,113
Total debt	9,521	9,359
Therein intragroup financing	9,455	9,233
Therein debt from external sources	66	126
Debt to equity ratio	7.66	8.41
Cash and cash equivalents	136	28

Both Moody’s and Standard & Poor’s view SFS as a captive finance company. These ratings agencies generally recognize and accept higher levels of debt attributable to captive finance subsidiaries in determining long-term and short-term credit ratings.

The allocated equity for SFS is primarily determined and influenced by the size and quality of its portfolio of commercial finance assets (primarily leases and loans) and equity investments. This allocation is designed to cover the risks of the underlying business and is oriented at common credit risk management standards in banking. The actual risk profile of the SFS portfolio is evaluated and controlled monthly and is reflected in the quarterly (commercial finance) and annual (equity investments) adjustments of allocated equity.

Reconciliation to Consolidated Financial Statements

Reconciliation to Consolidated Financial Statements includes Other Operations, SRE and various categories of items which are not allocated to the Sectors and Cross-Sector Businesses because Management has determined that such items are not indicative of the Sectors’ and Cross-Sector Businesses’ respective performance. Beginning with the first quarter of fiscal 2010, segment information will include a new line item, Centrally managed portfolio activities, mainly comprising centrally managed activities intended for divestment or closure as well as activities remaining from previously divested businesses. The electronics assembly systems business will be included in Centrally managed portfolio activities.

Other Operations

Other Operations consist primarily of operating business activities not allocated to a Sector or Cross-Sector Business which are to be integrated into a Siemens Sector or Cross-Sector Business, divested, moved to a joint venture, or closed. Siemens completed these streamlining actions by the end of fiscal 2009 and therefore will discontinue reporting Other Operations in future periods.

For fiscal 2009, the result of Other Operations was a negative €372 million, compared to a negative €453 million a year earlier. Costs related to the streamlining of Other Operations in the prior-year period included a total of €271 million related to the divestment of Siemens Home and Office Communication Devices (SHC), the divestment of a 50% stake in a building and infrastructure business, including a goodwill impairment of €70 million, and the closure of a regional payphone unit in Europe, primarily for severance. Within this total, the divestment of SHC resulted in costs of €124 million primarily associated with impairments of assets and a loss on the sale. In addition, the SHC transaction involved costs of €21 million in fiscal 2008 related mainly to carve-out activities. The electronics assembly systems business recorded a loss of €201 million in fiscal 2009, consisting of operating losses as well as charges related to severance expenses and impairments. A year earlier, this business incurred losses of €86 million, including severance charges. In addition, the current period included a loss related to the divestment of an industrial manufacturing unit in Austria, as well as higher net expenses related to other businesses divested in the current and prior periods.

Sales for Other Operations in fiscal 2009 were €836 million, down from €2.902 billion a year earlier, due primarily to the streamlining actions mentioned above, including the divestment of SHC, and with the prior-year period also including higher revenue related to the electronics assembly systems business.

Siemens Real Estate (SRE)

Income before income taxes at SRE was €341 million in fiscal 2009, compared to €356 million in the prior year. Gains from sales of real estate were slightly higher in the current period, including a gain of €224 million from the sale of residential real estate holdings. SRE intends to continue real estate disposals in coming quarters, depending on market conditions.

In the second half of fiscal 2009, Siemens initiated a multi-year program to improve the efficiency of its real estate management by bundling the entire portfolio within SRE by 2011. The program is expected to generate even greater efficiency increases than originally anticipated, including approximately €250 million in cost savings annually by 2011 and €400 million in annual savings from 2014 onward. During implementation, the real estate bundling program will entail costs associated with reducing vacancy and consolidating locations. In fiscal 2009 these costs totaled €44 million. Assets with a book value of €614 million were transferred to SRE during the year.

Corporate items and pensions

In fiscal 2009, Corporate items and pensions totaled a negative €1.714 billion compared to a negative €3.860 billion a year earlier. The main factor in the change was Corporate items, which declined from a negative €3.966 billion to a negative €1.342 billion. Corporate items in the prior-year period included €1.081 billion in charges related to the global SG&A program, a provision of approximately €1 billion related to legal proceedings in the U.S. and Germany that were resolved during fiscal 2009 and a one-time endowment of €390 million to the Siemens Stiftung (foundation). Another major factor contributing to this change was lower expenses for outside advisors engaged in connection with investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities, which declined to €95 million from €430 million a year earlier. Fiscal 2008 also included expenses of €128 million related to a regional sales organization in Germany, including an impairment, as well as a €32 million donation to the Siemens Foundation in the U.S. These factors were partly offset by the release of an accrual of €38 million following reversal of a previous judgment related to Italian electrical utility Enel. For comparison, Corporate items in fiscal 2009 included net charges of €235 million related to the global SG&A program and other personnel-related restructuring measures. The current year also included higher interest-related net expenses associated with a major asset retirement obligation, including a negative effect from the measurement of this obligation, partly offset by a positive effect from related hedging activities not qualifying for hedge accounting. In addition, fiscal 2009 included a positive effect related to shifting an employment bonus program from cash-based to share-based payment, as well as a charge of €53 million related to a global settlement agreement with the World Bank Group.

Centrally carried pension expense swung to a negative €372 million in fiscal 2009 from a positive €106 million in the prior-year period. This change was due primarily to higher benefit costs related to our principal pension plans. In addition, centrally carried pension expense in the current period also includes increased insurance costs of €106 million related to our mandatory membership in the Pensionssicherungsverein (PSV), the German pension insurance association.

Eliminations, Corporate Treasury and other reconciling items

In fiscal 2009, income before income taxes from Eliminations, Corporate Treasury and other reconciling items was a negative €373 million compared to a negative €300 million in the prior year period. The current period included higher negative results from interest rate hedging activities not qualifying for hedge accounting. These negative results were partly compensated by reduced counter-party risks. In the fourth quarter a year earlier charges of €50 million were posted related to counter-party risks, principally involving banks affected adversely by developments in the international financial markets.

Fiscal 2008 compared to fiscal 2007

Results of Siemens

The following discussion presents selected information for Siemens for the fiscal year ended September 30, 2008:

Order situation and revenue

Orders were €93.495 billion, up 11% from the prior-year period, while revenue rose 7% year-over-year, to €77.327 billion. This resulted in a book-to-bill ratio of 1.21 for fiscal 2008. On an organic basis, excluding the net effect of currency translation and portfolio transactions, orders increased 13% year-over-year and revenue rose 9%. Within the full-year growth trend, we saw signs of slowing demand in the latter half of the year as commercial credit continued to tighten on a global basis and economic growth slowed or stopped in numerous regional and industrial markets important to Siemens. In particular, some Divisions reported lower orders in the second half of the fiscal year or in the fourth quarter compared to the same period a year earlier.

	New Orders (location of customer)
			% Change
	Year ended September 30,		vs. previous year		therein
	2008	2007	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)

Europe, C.I.S.(2), Africa, Middle East	55,229	48,078	15%	16%	(3)%	2%
therein Germany	14,434	13,562	6%	5%	0%	1%
Americas	24,010	22,831	5%	11%	(11)%	5%
therein U.S.	17,437	16,662	5%	14%	(15)%	6%
Asia, Australia	14,256	13,007	10%	11%	(4)%	3%
therein China	5,446	4,871	12%	13%	(3)%	2%
therein India	2,268	2,015	13%	17%	(8)%	4%
Siemens	93,495	83,916	11%	13%	(5)%	3%

(1)	Excluding currency translation and portfolio effects.

(2)	Commonwealth of Independent States.

Order growth related to external customers in fiscal 2008 included double-digit increases in all three Sectors. The Industry Sector—Siemens’ largest Sector—increased orders by 10% compared to fiscal 2007, with the strongest growth coming at Mobility and Industry Automation. Order growth at Mobility included Siemens’ largest-ever rolling stock order, a €1.4 billion contract for more than 300 trains from the Belgian state railway system. Two of the larger Divisions of the Industry Sector, Industry Automation and Drive Technologies, saw their book-to-bill ratios slide to 0.98 and 1.04, respectively, in the second half of the fiscal year, compared to 1.08 and 1.22, respectively, in the first half-year. In the Energy Sector, orders rose 17% on growth in all Divisions. Renewable Energy contributed both the largest absolute increase and greatest percentage increase compared to the prior year, driven by large wind power orders in the U.S. and the U.K. This Division also reported an expected drop in fourth-quarter orders compared to the same quarter a year earlier. The Healthcare Sector recorded order growth of 15%, which benefited from substantial new volume at Diagnostics due to its first-quarter consolidation of Dade Behring.

The Europe, C.I.S., Africa, Middle East region recorded order growth of 15%, including double-digit increases in all three Sectors and a higher level of large orders compared to the prior year. These include the major orders noted above as well as a large contract win for Energy in Germany. This latter order helped lift orders in Germany 6% for the year. In the Americas, reported orders of €24.010 billion were 5% higher than in the prior year, highlighted by the Renewable Energy order mentioned above. New volume from acquisitions, primarily in the U.S., only partly offset strong negative currency translation effects in fiscal 2008. Excluding these effects, organic order growth in the Americas was 11% year-over-year. Healthcare saw solid order growth in the region due mainly to the Dade Behring acquisition, while orders at Industry declined compared to a year earlier. In contrast, Industry led growth in Asia, Australia, where orders climbed 10% year-over-year. Healthcare also achieved double-digit growth in the region as well, again benefiting from Dade Behring. Energy posted a higher level of large orders in the region in fiscal 2007, resulting in a decline in fiscal 2008.

	Revenue (location of customer)
			% Change
	Year ended September 30,		vs. previous year		therein
	2008	2007	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)

Europe, C.I.S.(2), Africa, Middle East	44,895	42,425	6%	6%	(2)%	2%
therein Germany	12,797	12,594	2%	1%	0%	1%
Americas	20,107	19,321	4%	9%	(11)%	6%
therein U.S.	14,847	14,832	0%	7%	(14)%	7%
Asia, Australia	12,325	10,702	15%	16%	(5)%	4%
therein China	4,878	4,146	18%	18%	(2)%	2%
therein India	1,885	1,676	12%	13%	(9)%	8%
Siemens	77,327	72,448	7%	9%	(5)%	3%

(1)	Excluding currency translation and portfolio effects.

(2)	Commonwealth of Independent States.

Revenue related to external customers for Siemens in fiscal 2008 rose 7% year-over-year, on double-digit growth in Healthcare and Energy. Industry delivered 6% revenue growth, including double-digit increases at Industry Automation and Drive Technologies which more than offset declines at Mobility, Building Technologies and OSRAM. The Energy Sector recorded 12% growth in revenue, with increases in all Divisions including a 53% surge at Renewable Energy. Revenue was up 13% in Healthcare, which benefited substantially from Dade Behring.

In the Europe, C.I.S., Africa, Middle East region, revenue grew 6% year-over-year, on double-digit increases in Healthcare and Energy and 5% growth in Industry. Within the region, revenue in Germany rose 2%, including growth in all three Sectors. The Americas region posted a 4% increase on 16% growth in Energy and 6% growth in Healthcare. Revenue in Industry declined 1% compared to the prior-year level. Negative currency translation effects took 14 percentage points from reported growth in the U.S. On an organic basis, revenues rose 7% in the U.S. and 9% for the Americas overall. Asia, Australia saw 15% expansion in revenue, including double-digit growth in Industry and Healthcare and 8% expansion in Energy. Revenue in China and India climbed 18% and 12%, respectively, compared to the prior year, primarily on high double-digit growth in Industry.

Consolidated Statements of Income

	Year ended
	September 30,
	2008	2007	% Change
	(in millions of €)

Gross profit on revenue	21,043	20,876	1%
as percentage of revenue	27.2%	28.8%

Gross profit for fiscal 2008 increased 1% year-over-year, well under the rate of revenue growth. The slower growth in gross profit was due to a number of factors, chief among them a total of more than €1 billion in project charges at Fossil Power Generation and Mobility. Gross profit growth was also held back by expenses in connection with the Mobility in Motion restructuring program, primarily including severance charges and asset impairments. In combination, the factors just mentioned contributed to a decline in gross profit margin, which came in at 27.2% for fiscal 2008 compared to 28.8% a year earlier.

	Year ended
	September 30,
	2008	2007	% Change
	(in millions of €)

Research and development expenses	(3,784)	(3,399)	11%
as percentage of revenue	4.9%	4.7%	—
Marketing, selling and general administrative expenses	(13,586)	(12,103)	12%
as percentage of revenue	17.6%	16.7%	—
Other operating income	1,047	680	54%
Other operating expense	(2,228)	(1,053)	112%
Income from investments accounted for using the equity method, net	260	108	141%
Financial income (expense), net	122	(8)	—

R&D expenses increased to €3.784 billion, or 4.9% of revenue, from €3.399 billion or 4.7% of revenue in fiscal 2007. R&D expenses rose most notably at Industry Automation and Diagnostics, both of which made major acquisitions in the periods under review.

SG&A expenses rose to €13.586 billion, or 17.6% of revenues, from €12.103 billion or 16.7% of revenue in the prior year. The difference is due primarily to our SG&A reduction program, as the majority of the €1.081 billion associated with severance payments related to this program were recorded as SG&A expenses. SG&A expenses for the year were also driven higher by acquisitions at Industry Automation and Diagnostics.

Other operating income rose to €1.047 billion in fiscal 2008, compared to €680 million a year earlier. This increase is due mainly to higher gains from sales of real estate and sales of businesses, including a pre-tax net gain of €131 million on the sale of the wireless modules business at Industry Automation and a €130 million pre-tax net gain on the sale of the Global Tungsten & Powders unit at OSRAM. The fiscal year 2008 also benefited from the release of an accrual of €38 million following reversal of a previous judgment related to Italian electrical utility Enel. A year earlier, other operating income benefited from a net gain of €76 million on the sale of the locomotive leasing business at Mobility.

Other operating expense was €2.228 billion in fiscal 2008, up from €1.053 billion in fiscal 2007. The difference year-over-year is due primarily to the provision of approximately €1 billion, which we took in connection with ongoing settlement negotiations regarding legal and regulatory matters. The fiscal year 2008 also includes an one-time endowment of €390 million related to the establishment of the Siemens foundation and a goodwill impairment of €70 million related to a building and infrastructure business at which 50% were divested during fiscal 2008. A year earlier, other operating expense included €440 million in sanctions related to an European antitrust investigation, €81 million primarily to fund job placement companies for former Siemens employees affected by the bankruptcy of BenQ, and a goodwill impairment of €52 million at a regional payphone unit. Expenses for outside advisors engaged in connection with investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities were €430 million in fiscal 2008, substantially higher than €152 million a year earlier.

Income from investments accounted for using the equity method, net rose year-over-year to €260 million in fiscal 2008. The change was due primarily to a significantly reduced equity investment loss related to NSN, partly offset by an equity investment loss related to FSC, which posted positive equity investment income in fiscal 2007.

Financial income (expense), net increased to €122 million, up from a negative €8 million in fiscal 2007, primarily due to a swing in Interest income (expense), net, to a positive €60 million from a negative €139 million a year earlier, stemming mainly from a combination of lower indebtedness in our operating businesses and lower interest rates on U.S. dollar denominated debt compared to the prior fiscal year.

	Year ended
	September 30,
	2008	2007	% Change
	(in millions of €)

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

Discontinued operations include former Com activities as well as SV, which was sold to Continental AG in the first quarter of fiscal 2008. The former Com activities include the enterprise networks business, 51% of which was divested during the fourth quarter of fiscal 2008; telecommunications carrier activities transferred into NSN in the third quarter of fiscal 2007; and the mobile devices business sold to BenQ Corporation in fiscal 2005. Income from discontinued operations in fiscal 2008 was €4.027 billion, up substantially from €129 million a year earlier, mainly due to SV. A substantial gain on the sale and positive operating results at SV before the sale contributed approximately €5.5 billion to income from discontinued operations in fiscal 2008. This positive contribution was partly offset by effects related to former Com activities, including a preliminary loss related to the divestment of the enterprise networks business of approximately €1.0 billion and severance charges and impairments of long-lived assets at the enterprise networks business earlier in the year. As a result, former Com activities reduced income from discontinued operations by €1.433 billion in fiscal 2008. Therein included is a €120 million provision related to expected settlement of a claim by the insolvency administrator of BenQ that was recorded in the fourth quarter of fiscal 2008. In fiscal 2007, discontinued operations included positive results from former Com activities, primarily a then preliminary, pre-tax non-cash gain of approximately €1.6 billion associated with the transfer of our carrier-related assets into NSN. This gain more than offset impairments totaling €567 million at the enterprise networks business, and a €201 million fine related to Com imposed on Siemens in Germany, of which €200 million was tax deductible. The prior year benefited from positive operating results at SV, more than offset by approximately €1.1 billion in tax expense related to its carve-out. Expenses for outside advisors engaged in connection with investigations into alleged violations of anti-corruption laws and related matters were €80 million in fiscal 2008, considerably down from €195 million a year earlier. For additional information regarding discontinued operations, see “Notes to Consolidated Financial Statements.”

Net income for Siemens in fiscal 2008 was €5.886 billion, compared to €4.038 billion in the same period a year earlier. Net income attributable to shareholders of Siemens AG was €5.725 billion, up from €3.806 billion in fiscal 2007.

Segment information Analysis

Sectors

Industry

	Year ended
	September 30,		% Change		therein
	2008	2007	Actual	Adjusted(2)	Currency	Portfolio
	(in millions of €)

Sector(1)
Profit	3,947	3,534	12%
Profit margin	10.5%	9.9%
New orders	42,374	38,610	10%	12%	(4)%	2%
Total revenue	37,653	35,578	6%	8%	(4)%	2%
External revenue	36,526	34,566	6%
Therein:
Europe, C.I.S.(3)., Africa, Middle East	21,301	20,317	5%
Therein Germany	7,434	7,116	4%
Americas	8,763	8,885	(1)%
Asia, Australia	6,462	5,364	20%

(1)	The electronics assembly systems business has been transferred from Industry’s Drive Technologies Division to Other Operations during fiscal 2009. Prior-year amounts were reclassified for comparison purposes. For details regarding the amounts reclassified in fiscal 2008 and 2007 see below.

(2)	Excluding currency translation and portfolio effects.

(3)	Commonwealth of Independent States.

In fiscal 2008, Sector profit at Industry increased to €3.947 billion, 12% higher than €3.534 billion in fiscal 2007. The Sector’s largest Divisions—Industry Automation, Drive Technologies, Industry Solutions and Building Technologies—all achieved profit increases, pushing up profit margin for the Sector as a whole. Industry delivered these results despite lower profit at OSRAM and a substantial loss at Mobility year-over-year, as both Divisions pursued structural initiatives. Mobility incurred further charges relating to major projects.

Orders at Industry rose to €42.374 billion, a 10% increase compared to €38.610 billion a year earlier, and revenue increased 6% year-over-year, to €37.653 billion. The Industry Automation, Drive Technologies and Industry Solutions Divisions were the major contributors to revenue and order growth on a fiscal-year basis. Nevertheless, the book-to-bill ratios for these Divisions declined quarter by quarter through the fiscal year as macroeconomic conditions worsened. As a result, Industry’s book-to-bill ratio in the final quarter of fiscal 2008 came in slightly below one. Orders for the full year included Siemens’ largest-ever rolling stock order, at Mobility, and strong growth in the Asia, Australia region.

	New Orders
	Year ended
	September 30,		% Change		therein
	2008	2007	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)

Divisions
Industry Automation	8,945	7,846	14%	11%	(3)%	6%
Drive Technologies(2)	9,425	8,398	12%	15%	(3)%	0%
Building Technologies	6,333	6,351	0%	3%	(4)%	1%
OSRAM	4,624	4,690	(1)%	4%	(5)%	0%
Industry Solutions	8,415	7,704	9%	12%	(4)%	1%
Mobility	7,842	6,475	21%	25%	(4)%	0%

(1)	Excluding currency translation and portfolio effects.

(2)	The electronics assembly systems business reported new orders of €421 million and €485 million for fiscal year 2008 and 2007, respectively.

	Revenue
	Year ended
	September 30,		% Change		therein
	2008	2007	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)

Divisions
Industry Automation	8,699	7,545	15%	12%	(3)%	6%
Drive Technologies(2)	8,434	7,312	15%	18%	(3)%	0%
Building Technologies	5,984	6,038	(1)%	3%	(5)%	1%
OSRAM	4,624	4,690	(1)%	4%	(5)%	0%
Industry Solutions	7,106	6,601	8%	11%	(4)%	1%
Mobility	5,841	6,160	(5)%	(2)%	(3)%	0%

(1)	Excluding currency translation and portfolio effects.

(2)	The electronics assembly systems business reported revenue of €432 million and €481 million for fiscal year 2008 and 2007, respectively.

The Industry Automation and Drive Technologies Divisions each achieved double-digit growth rates for orders and revenue in fiscal 2008 compared to fiscal 2007. Orders at Building Technologies were flat year-over-year and revenue declined slightly, while orders and revenue at OSRAM decreased 1% compared to a year earlier. Reported revenue for Building Technologies and OSRAM were influenced by negative currency translation effects related to their substantial presence in the U.S. market. Growth at OSRAM was held back also by adverse market conditions, particularly in the consumer and automotive markets. Orders and revenue at Industry Solutions increased 9% and 8%, respectively, with particularly strong demand for the Division’s metals technology solutions. The Division increased its strength in this area with an acquisition during fiscal 2008, and also expanded its water treatment business by acquiring a Singapore-based company with operations in the Asia, Australia region. Orders at Mobility increased 21% to €7.842 billion, including a €1.4 billion contract for more than 300 trains from the Belgium state railway system. Revenue declined 5% to €5.841 billion, in part due to lower billings at large projects in the Division’s turnkey systems business.

	Profit			Margin
	Year ended			Year ended
	September 30,			September 30,
	2008	2007	% Change	2008	2007
	(in millions of €)

Divisions
Industry Automation	1,606	1,102	46%	18.5%	14.6%
Drive Technologies(1)	1,279	926	38%	15.2%	12.7%
Building Technologies	466	429	9%	7.8%	7.1%
OSRAM	401	492	(18)%	8.7%	10.5%
Industry Solutions	439	312	41%	6.2%	4.7%
Mobility	(230)	274	—	(3.9)%	4.4%

(1)	The electronics assembly systems business reported losses of €86 million and €13 million for fiscal year 2008 and 2007, respectively.

Profit at Industry Automation in fiscal 2008 increased 46% year-over-year, to €1.606 billion. The Division’s profitability benefited from high capacity utilization and economies of scale. Both periods under review included purchase price accounting (PPA) effects and integration costs related to acquisition of UGS Corp., acquired in the third quarter of fiscal 2007. In fiscal 2008, PPA effects of €145 million and integration costs of €17 million were more than offset by a pre-tax net gain on Divisional level of €125 million on the sale of the Division’s wireless modules business and a gain of €38 million from the sale of another business. A year earlier, PPA effects were €105 million and integration costs were €16 million. At the end of fiscal 2008, Industry Automation acquired Innotec GmbH of Germany to strengthen its software portfolio.

In fiscal 2008 Drive Technologies contributed €1.279 billion to Sector profit, a 38% increase compared to €926 million in fiscal 2007. The Division’s profitability benefited from high capacity utilization and economies of scale. Both periods included PPA effects from the fiscal 2005 acquisition of Flender Holding GmbH. These effects were the same, at €38 million in fiscal 2008 and in fiscal 2007. Fiscal 2007 also included integration costs of €7 million.

Profit at Building Technologies rose to €466 million in fiscal 2008, a 9% increase compared to €429 million in fiscal 2007, which had benefited from a gain on the sale of a business in Germany. Both profit and profit margin in fiscal 2008 showed the positive influence of a favorable business mix.

In fiscal 2008, OSRAM saw its profit decline 18% year-over-year, to €401 million. Profitability was negatively influenced as its two largest businesses, general and automotive lighting were exposed to a challenging market environment at the end of fiscal 2008. Lower capacity utilization and an unfavorable revenue mix contributed to the Division’s profit decline year-over-year. Charges related to OSRAM’s structural initiatives in the fourth quarter of fiscal 2008, including severance charges and impairments were offset by a €130 million net gain on the sale of the Division’s Global Tungsten & Powders unit.

Industry Solutions raised its profit in fiscal 2008 to €439 million, a 41% increase compared to fiscal 2007. The metals technologies and industrial technologies businesses drove the Division’s profit and margin growth, which benefited also from a €30 million gain on the sale of the Division’s hydrocarbon service business.

Mobility posted a loss of €230 million in fiscal 2008, compared to a profit of €274 million in fiscal 2007. The result in fiscal 2008 included charges of €209 million taken in the second-quarter related to major projects, as well as provisions related primarily to software challenges with projects in the rail automation business and further charges of €32 million for the Combino railcar business. In the second half of fiscal 2008, Mobility initiated its “Mobility in Motion” transformation program to realign its organization and improve its cost structure. The program resulted in costs of €151 million in the fourth quarter of fiscal 2008, primarily for severance charges and impairments. Fiscal 2007 included a net gain of €76 million on the sale of Mobility’s locomotive leasing business.

Energy

	Year ended
	September 30,		% Change		therein
	2008	2007	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)

Sector
Profit	1,434	1,818	(21)%
Profit margin	6.4%	9.0%
New orders	33,428	28,543	17%	23%	(6)%	0%
Total revenue	22,577	20,309	11%	16%	(5)%	0%
External revenue	22,191	19,875	12%
Therein:
Europe, C.I.S.(2), Africa, Middle East	12,722	11,431	11%
Therein Germany	1,890	1,876	1%
Americas	5,643	4,885	16%
Asia, Australia	3,826	3,559	8%

(1)	Excluding currency translation and portfolio effects.

(2)	Commonwealth of Independent States.

Energy posted Sector profit of €1.434 billion in fiscal 2008, a 21% decline compared to €1.818 billion a year earlier. Four of the Sector’s five Divisions delivered rapid growth in profit and profit margin compared to the prior year, including Power Transmission, Oil & Gas, Renewable Energy and Power Distribution. In contrast, Fossil Power Generation posted a loss of €89 million in fiscal 2008 following a profit of €792 million a year earlier.

Orders and revenue grew on a Division-wide basis, with orders climbing 17% to €33.428 billion and revenue rising 11% to €22.577 billion. These increases in turn pushed the Sector’s book-to-bill ratio above the high level of fiscal 2007. On a regional basis, the Europe, C.I.S., Africa, Middle East and Americas regions turned in double-digit increases in both orders and revenue. The Asia, Australia region posted a 8% increase in revenue, while slower demand in China and India contributed to a 11% decline in orders for the year for this region.

	New Orders
	Year ended
	September 30,		% Change		therein
	2008	2007	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)

Divisions
Fossil Power Generation	12,993	11,721	11%	16%	(5)%	0%
Renewable Energy	4,434	2,452	81%	102%	(21)%	0%
Oil & Gas	5,630	4,734	19%	20%	(3)%	2%
Power Transmission	7,290	6,658	9%	15%	(6)%	0%
Power Distribution	3,578	3,327	8%	14%	(6)%	0%

(1)	Excluding currency translation and portfolio effects.

	Revenue
	Year ended
	September 30,		% Change		therein
	2008	2007	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)

Divisions
Fossil Power Generation	8,171	8,129	1%	6%	(5)%	0%
Renewable Energy	2,092	1,365	53%	67%	(14)%	0%
Oil & Gas	4,038	3,363	20%	22%	(4)%	2%
Power Transmission	5,497	4,901	12%	17%	(5)%	0%
Power Distribution	3,211	2,851	13%	18%	(5)%	0%

(1)	Excluding currency translation and portfolio effects.

Orders at Fossil Power Generation grew 11% year-over-year, to €12.993 billion, including major contract wins in Germany, Austria, the UK and Russia. Revenue was up 1%, at €8.171 billion. After the Division’s turnkey solutions business took charges at major projects in the second quarter of fiscal 2008, the Energy Sector adjusted the Division’s target business mix with the aim of improving overall profitability. In particular, this adjustment entailed bringing the Division’s products business, services business and turnkey solutions business into balance with one third of our volume coming from our turnkey solutions business and two thirds coming from our products and service businesses.

Orders at Renewable Energy climbed 81% year-over-year, to €4.434 billion, including large contracts for wind turbines in Europe and the U.S. Revenue rose 53% compared to fiscal 2007. The Oil & Gas Division, benefiting from market conditions favoring increased oil and gas production, increased revenue quarter by quarter through fiscal 2008 for a 20% increase overall compared to the prior year. Demand remained robust at Power Transmission and the Power Distribution Divisions, including year-over-year order and revenue growth at Power Transmission of 9% and 12%, respectively, and 8% and 13% at Power Distribution, respectively.

	Profit			Margin
	Year ended			Year ended
	September 30,			September 30,
	2008	2007	% Change	2008	2007
	(in millions of €)

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

Within Fossil Power Generation, the substantial decline in profit was due to the turnkey solutions business, where resource constraints leading to project delays, expiring supplier price agreements and significantly higher commodity prices resulted in charges of €559 million in the second quarter of fiscal 2008. Furthermore, the Division took additional charges totaling more than €300 million in the first and fourth quarter of fiscal 2008, involving a number of large projects. The project having the greatest impact was again a large, technologically advanced project in Olkiluoto, Finland, where Fossil Power Generation took €344 million in charges. In fiscal 2007, charges at Olkiluoto and other projects were partly offset by a gain on the sale of a business and positive effects related to the settlement of an arbitration proceeding. Both periods under review included negative equity investment income related to Energy’s equity stake in Areva NP, amounting to a negative €26 million in fiscal 2008 and a negative €45 million a year earlier, which was also substantially affected by the project in Finland mentioned above.

Healthcare

	Year ended
	September 30,		% Change		therein
	2008	2007	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)

Sector
Profit	1,225	1,323	(7)%
Profit margin	11.0%	13.4%
New orders	11,779	10,271	15%	4%	(7)%	18%
Total revenue	11,170	9,851	13%	2%	(7)%	18%
External revenue	11,116	9,798	13%
Therein:
Europe, C.I.S.(2), Africa, Middle East	4,537	3,761	21%
Therein Germany	980	875	12%
Americas	4,861	4,578	6%
Asia, Australia	1,718	1,459	18%

(1)	Excluding currency translation and portfolio effects.

(2)	Commonwealth of Independent States.

Healthcare posted Sector profit of €1.225 billion in fiscal 2008, compared to €1.323 billion a year earlier. The primary factors in the decline year-over-year were €174 million in transformation costs associated primarily with refocusing of certain business activities in the Imaging & IT and the Workflow & Solutions Divisions and reducing costs. This reduced Sector profit margin for the fiscal year by 1.5 percentage points. Profitability in both years under review was also negatively influenced by PPA effects and integration costs related to three major acquisitions at the Sector’s Diagnostics Division, one each in fiscal 2006, fiscal 2007 and fiscal 2008. These factors took 3.1 percentage points from Sector profit margin in fiscal 2008. PPA effects and integration costs had a lesser impact in the prior year, reducing profitability by 1.8 percentage points, and were also partially offset by a divestment gain of €23 million from the sale of a portion of Healthcare’s stake in a joint venture, Draeger Medical AG & Co. KG.

Orders and revenue at Healthcare rose 15% and 13%, respectively, compared to the prior year. These increases include substantial new volume from the acquisition of Dade Behring in the first quarter of fiscal 2008. On an organic basis, orders rose 4% and revenue increased 2%.

	New Orders
	Year ended
	September 30,		% Change		therein
	2008	2007	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)

Divisions
Imaging & IT	7,243	7,439	(3)%	3%	(6)%	0%
Workflow & Solutions	1,653	1,522	9%	14%	(5)%	0%
Diagnostics	3,195	1,553	106%	3%	(13)%	116%

(1)	Excluding currency translation and portfolio effects.

	Revenue
	Year ended
	September 30,		% Change		therein
	2008	2007	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)

Divisions
Imaging & IT	6,811	7,066	(4)%	2%	(6)%	0%
Workflow & Solutions	1,490	1,494	(0)%	5%	(5)%	0%
Diagnostics	3,185	1,553	105%	3%	(13)%	115%

(1)	Excluding currency translation and portfolio effects.

At the Imaging & IT Division, orders came in 3% lower and revenue was 4% lower compared to fiscal 2007. Both results were strongly influenced by negative currency translation effects. Orders rose 9% at the Workflow & Solutions Division in part due to a major order in the second quarter. Revenue was level with the prior year. Primarily due to the Dade Behring acquisition, the Diagnostics Division doubled its orders and revenue year-over-year. From a regional perspective, the Healthcare Sector found its strongest growth in the region comprising Europe, C.I.S., Africa, Middle East and the region comprising Asia, Australia. Both regions combined steady growth in established markets with faster growth in emerging markets. Overall, the book-to-bill ratio for Healthcare for the fiscal year was 1.05.

	Profit			Margin
	Year ended			Year ended
	September 30,			September 30,
	2008	2007	% Change	2008	2007
	(in millions of €)

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

Profit rose sharply at Diagnostics, to €248 million for the fiscal year, benefiting from acquisitions. The Division’s profit margin in both fiscal 2008 and fiscal 2007 was influenced similarly by PPA effects and integration costs arising from the acquisitions mentioned above. The negative effect on Diagnostics’ profit margin was 10.8 percentage points in fiscal 2008, including PPA effects of €176 million (including €7 million of inventory step-up charges) and integration costs of €168 million. A year earlier, the negative effect on profitability was 11.2 percentage points, including €91 million in PPA effects (including €23 million of inventory step-up charges) and €84 million in integration costs.

Equity Investments

As of September 30, 2008, Equity Investments included NSN and BSH; our 49% stake in EN; and our 49% investment in KMW. EN was formed during the fourth quarter of fiscal 2008 following the divestment of a 51% stake in Siemens Enterprise Communications GmbH & Co. KG (SEN) to The Gores Group, U.S., which contributed a network equipment and security solutions provider as well as a call center software company to complement the new EN business. SEN was formerly reported within discontinued operations. As of September 30, 2008, Equity Investments also included our stake in FSC, which was held for disposal.

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

Cross-Sector Businesses

Siemens IT Solutions and Services

	Year ended
	September 30,		% Change		therein
	2008	2007	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)

Profit	144	252	(43)%
Profit margin	2.7%	4.7%
New orders	5,272	5,156	2%	4%	(3)%	1%
Total revenue	5,325	5,360	(1)%	1%	(3)%	1%
External revenue	3,845	3,988	(4)%
Therein:
Europe, C.I.S.(2), Africa, Middle East	3,326	3,419	(3)%
Therein Germany	1,451	1,498	(3)%
Americas	430	472	(9)%
Asia, Australia	89	97	(8)%

(1)	Excluding currency translation and portfolio effects.

(2)	Commonwealth of Independent States.

Profit at Siemens IT Solutions and Services declined sharply year-over-year to €144 million in fiscal 2008 from €252 million a year earlier. This was due mainly to charges at major projects in the U.K., which had a net negative effect on profit of €76 million. Orders for fiscal 2008 were up 2%, at €5.272 billion, while revenue was down 1% year-over-year, at €5.325 billion.

Siemens Financial Services (SFS)

	Year ended
	September 30,
	2008	2007	% Change
	(in millions of €)

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
	(in millions of €)

Allocated equity	1,113	1,041
Total debt	9,359	7,081
Therein intragroup financing	9,233	6,822
Therein debt from external sources	126	259
Debt to equity ratio	8.41	6.80

SFS internally purchased receivables	—	406
SFS debt excluding SFS internally purchased receivables	9,359	6,675

Cash and cash equivalents	28	66

Reconciliation to Consolidated Financial Statements

Reconciliation to Consolidated Financial Statements includes Other Operations, SRE and various categories of items which are not allocated to the Sectors and Cross-Sector Businesses because Management has determined that such items are not indicative of the Sectors’ and Cross-Sector Businesses’ respective performance.

Other Operations

Other Operations consist primarily of operating business activities not allocated to a Sector or Cross-Sector Business which are to be integrated into an existing Siemens Sector or Cross-Sector Business, divested, moved to a joint venture, or closed. By the end of fiscal 2008, Siemens reached or concluded the implementation phase for a majority of business activities. The loss from Other Operations increased to €453 million from €245 million a year earlier. A significant factor in the change were transformation costs in the amount of €271 million in fiscal 2008. These included expenses related to the divestment of a 50% stake in a building and infrastructure business, including a goodwill impairment of €70 million, as well as costs related to the closure of a regional payphone unit in Europe, primarily for severance. The divestment of SHC resulted in transformation costs of €124 million primarily associated with impairments of assets and a loss on the sale. In addition, the SHC transaction involved costs of €21 million related mainly to carve-out activities. The electronics assembly business posted a loss of €86 million in fiscal 2008, compared to a loss of €13 million in fiscal 2007. Partly due to reallocation, centrally carried regional costs not allocated to a Sector or Cross-Sector Business declined significantly compared to fiscal 2007. In the prior period, Other Operations also included an impairment of €52 million at the regional payphone unit mentioned above. Revenue for Other Operations was €2.902 billion for fiscal 2008, down 14% from €3.365 billion a year earlier, including substantial negative portfolio effects.

Siemens Real Estate (SRE)

Income before income taxes at SRE was €356 million in fiscal 2008, compared to €228 million in the prior year, mainly due to higher gains from sales of real estate.

Corporate items and pensions

Corporate items and pensions totaled a negative €3.860 billion in fiscal 2008 compared to a negative €1.723 billion a year earlier. The major factor in this change was Corporate items, which increased to a negative €3.966 billion from a negative €1.793 billion in fiscal 2007. Fiscal 2008 included a provision of approximately €1 billion related to legal proceedings in the U.S. and Germany, 1.081 billion in charges related to the SG&A reduction program, and a one-time endowment of €390 million to the Siemens Stiftung (foundation). These factors were partly offset by the release of an accrual of €38 million following reversal of a previous judgment related to Italian electrical utility Enel. A year earlier, Corporate items included €440 million related to a European antitrust investigation and €81 million primarily to fund job placement companies for former Siemens employees affected by the bankruptcy of BenQ. Both periods under review included expenses related to a regional sales organization in Germany. These totaled €128 million in fiscal 2008 and €108 million in fiscal 2007, in both periods including an impairment. Both periods also included expenses for outside advisors engaged in connection with investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities. These expenses were significantly higher in fiscal 2008, totaling €430 million compared to €152 million the year before.

Eliminations, Corporate Treasury and other reconciling items

Income before income taxes from Eliminations, Corporate Treasury and other reconciling items in fiscal 2008 was a negative €300 million, compared to a negative €319 million a year earlier. The difference year-over-year is mainly due to an improved interest income (expense), net stemming from a combination of lower indebtedness in Siemens’ operating businesses as well as lower interest rates on U.S. dollar denominated debt compared to the prior fiscal year. These positive factors were partly offset by charges of €50 million in the fourth quarter of fiscal 2008 related to counter-party risks, principally involving banks adversely affected by developments in international financial markets.

Liquidity and capital resources

Financial strategy

Siemens is committed to a strong financial profile, which gives us the financial flexibility to achieve our growth and portfolio optimization goals.

Our principal source of financing is cash inflows from operating activities. Our Corporate Treasury generally manages cash and cash equivalents for the entire Company and has primary responsibility for raising funds in the capital markets for the entire Company, except in countries with conflicting capital market controls. In these countries, the relevant Siemens subsidiary companies obtain financing primarily from local banks. At September 30, 2009, Siemens held €10.159 billion in cash and cash equivalents in various currencies, of which 95% were managed by Corporate Treasury. Corporate Treasury carefully manages investments of cash and cash equivalents subject to strict credit requirements and counterparty limits. In addition, Corporate Treasury lends funds via intragroup financing to the Sectors and Cross-Sector Businesses.

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

Capital structure

As of September 30, 2009 and 2008, our capital structure was as follows:

	September 30,
	2009	2008	% Change
	(in millions of €)

Total equity attributable to shareholders of Siemens AG	26,646	26,774	(0.5)%
As percentage of total capital	58%	62%
Short-term debt	698	1,819
Long-term debt	18,940	14,260
Total debt	19,638	16,079	22%
As percentage of total capital	42%	38%
Total capital (total debt and total equity)	46,284	42,853	8%

In fiscal 2009, total equity attributable to shareholders of Siemens AG decreased by 0.5% compared to fiscal 2008. Total debt increased by 22% during fiscal 2009 primarily due to the issuance of €4.0 billion in medium-term notes and the effect of fair value hedges, partly offset by the repayments of the €0.5 billion floating rate extendible note and U.S.$750 million floating rate notes. This resulted in a decrease in total equity as a percentage of total capital to 58% compared to 62% in fiscal 2008. Accordingly, total debt as a percentage of total capital increased to 42% from 38% in the prior year. For more detailed information related to the fair value hedges, to the change in total equity and to the issuance and repayment of debt, see “Notes to Consolidated Financial Statements,” “Net assets position” and “—Capital resources and requirements.”

We have commitments to sell or otherwise issue common shares in connection with established share-based compensation plans. In fiscal 2009, commitments for share-based compensation were fulfilled through treasury shares. In fiscal 2010, we also plan to fulfill commitments for share-based compensation through treasury shares. For additional information with respect to share-based compensation and treasury shares, see “Notes to Consolidated Financial Statements.”

Credit ratings

A key factor in maintaining a strong financial profile is our credit rating which is affected among other factors by the capital structure, the profitability, the ability to generate cash flow, geographic and product diversification as well as our competitive market position. Our current corporate credit ratings from Moody’s Investors Service and Standard & Poor’s are noted below:

Moody’s
	Investors	Standard &
	Service	Poor’s

Long-term debt	A1	A+
Short-term debt	P-1	A-1

During fiscal 2009 Moody’s Investors Service made no rating changes. Moody’s applied a long-term credit rating of “A1,” outlook stable, on November 9, 2007. The rating classification A is the third highest rating within the agency’s debt ratings category. The numerical modifier 1 indicates that our long-term debt ranks in the higher end of the A category. The Moody’s rating outlook is an opinion regarding the likely direction of an issuer’s rating over the medium-term. Rating outlooks fall into the following six categories: positive, negative, stable, developing, ratings under review and no outlook.

Moody’s Investors Service’s rating for our short-term corporate credit and commercial paper is P-1, the highest available rating in the prime rating system, which assesses issuers’ ability to honor senior financial obligations and contracts. It applies to senior unsecured obligations with an original maturity of less than one year.

In addition, Moody’s Investors Service published a credit opinion for us. The most recent credit opinion as of June 10, 2009 classified the liquidity profile as “very healthy.”

On June 5, 2009, Standard & Poor’s downgraded our corporate long-term credit rating from AA- to A+. At the same time Standard & Poor’s revised its outlook from “negative” to “stable” and announced that the rating action followed weaker cash flows and a rising pension deficit. Within Standard & Poor’s ratings definitions an obligation rated “A” has the third highest long-term rating category. The modifier “+” indicates that our long-term debt ranks in the upper end of the A category. The Standard & Poor’s rating outlook assesses the potential direction of a long-term credit rating over the medium-term. Rating outlooks fall into the following four categories: “positive,” “negative,” “stable” and “developing.” Furthermore, Standard & Poor’s downgraded our corporate short-term credit rating from “A-1+” to “A-1.” This is the second highest short-term rating within the S&P rating scale.

We expect no significant impact on our funding costs as a consequence of the downgrade by Standard & Poor’s.

Siemens has no other agreements with nationally recognized statistical rating organizations to provide long-term and short-term credit ratings.

Please be advised that security ratings are not a recommendation to buy, sell or hold securities. Credit ratings may be subject to revision or withdrawal by the rating agencies at any time. Also considering the current deterioration of capital markets, each rating should be evaluated independently of any other rating.

Cash flow—Fiscal 2009 compared to fiscal 2008

The following discussion presents an analysis of our cash flows for fiscal 2009 and 2008 for both continuing and discontinued operations. In the periods under review discontinued operations includes SV, which was sold to Continental AG in fiscal 2008, as well as the former Com activities. For further information on the disposal of the SV activities and the former Com segment see “Notes to Consolidated Financial Statements.”

We report Free cash flow as a performance measure, which is defined as “Net cash provided by (used in) operating activities” less cash used for “Additions to intangible assets and property, plant and equipment.” We believe this measure is helpful to our investors as an indicator of our ability to generate cash from operations and to pay for discretionary and non-discretionary expenditures not included in the measure, such as dividends, debt repayment or acquisitions. We also use Free cash flow to compare cash generation among the segments of our business. Free cash flow should not be considered in isolation or as an alternative to measures of cash flow calculated in accordance with IFRS. For further information about the usefulness and limitations of this measure please refer to “Supplemental financial measures.”

						Continuing and
		Continuing operations		Discontinued operations		discontinued operations
		Year ended September 30,
		2009	2008	2009	2008	2009	2008
	(in millions of €)

Net cash provided by (used in):
Operating activities	A	6,709	9,281	(145)	(657)	6,564	8,624
Investing activities		(3,431)	(9,989)	(194)	9,582	(3,625)	(407)
Herein: Additions to intangible assets and property, plant and equipment	B	(2,923)	(3,542)	—	(179)	(2,923)	(3,721)
Free cash flow(1)	A+B	3,786	5,739	(145)	(836)	3,641	4,903

(1)	The closest comparable financial measure under IFRS is “Net cash provided by (used in) operating activities.” “Net cash provided by (used in) operating activities” from continuing operations as well as from continuing and discontinued operations is reported in our “Consolidated Statements of Cash Flow.” “Additions to intangible assets and property, plant and equipment” from continuing operations is reconciled to the figures as reported in the “Consolidated Statements of Cash Flow” in the “Notes to Consolidated Financial Statements.” Other companies that report Free cash flow may define and calculate this measure differently.

Operating activities provided net cash of €6.564 billion in fiscal 2009, compared to net cash provided of €8.624 billion in fiscal 2008. These results include both continuing and discontinued operations. Within the total, continuing operations provided net cash of €6.709 billion compared to €9.281 billion a year earlier. The decline in cash flow includes lower billings in excess of costs year-over-year compared to a substantial increase in fiscal 2008, in the Energy and Industry Sectors, as well as a substantial decrease in trade payables compared to an increase in fiscal 2008, especially in the Industry Sector. Other contributing factors include substantial cash outflows in connection with previously disclosed charges mainly posted to income in fiscal 2008. These outflows include €1.008 billion paid to authorities in the US and Germany related to charges for the resolution of legal proceedings. Cash outflows also arise from severance charges of €796 million for the global SG&A program and other personnel-related restructuring measures. In addition to these outflows substantial payments for charges related to project reviews in Fossil Power Generation, Mobility and Siemens IT Solutions and Services. Positive factors for fiscal 2009 cash flow from operating activities include cash inflows related to trade receivables. Industry decreased trade receivables compared to an increase in the prior year. Energy posted lower additions to trade receivables and reduced its build-up of inventories compared to the fiscal 2008, and both Industry and Healthcare reduced inventory levels year-over-year.

Discontinued operations improved to net cash used of €145 million in fiscal 2009. For comparison, net cash used of €657 million in the prior year included a payment of a €201 million fine related to former Com activities.

Investing activities in continuing and discontinued operations used net cash of €3.625 billion in fiscal 2009, compared to net cash used of €407 million in fiscal 2008. Within the total, net cash used in investing activities for continuing operations amounted to €3.431 billion in the current year and €9.989 billion in the prior year. Within continuing activities proceeds from sales of investments, intangibles and property, plant and equipment provided net cash of €1.221 billion due mainly to the sale of our residential real estate holdings and the sale of our 50% stake of FSC to Fujitsu Limited. Purchases of investments in the current year included cash outflows of €750 million related to two drawdown requests by NSN in relation to a Shareholder Loan Agreement between NSN and us. Reduced SFS financing activities in fiscal 2009 resulted in lower cash outflows relating to receivables from financing activities compared to the prior year. Cash outflows for acquisitions in fiscal 2008 related primarily to the acquisition of Dade Behring at Healthcare for €4.4 billion (net of €69 million cash acquired).

Discontinued operations in fiscal 2009 used net cash of €194 million. This total includes cash outflows related to the divestment of our mobile devices business in fiscal 2005, including €0.3 billion related to a settlement with the insolvency administrator of BenQ Mobile GmbH & Co. OHG as well as cash outflows related to the settlement of legal matters. Cash outflows from discontinued operations were partially offset by cash inflows due to a settlement between The Gores Group and us in fiscal 2009 regarding pending requirements for purchase price adjustment and further mutual obligations in relation to the disposal of the former SEN business. A year earlier, discontinued operations provided €9.582 billion in net cash, due primarily to proceeds of €11.4 billion from the sale of SV and net cash used of €1.1 billion relating to the transfer of SEN activities into EN.

Free cash flow from continuing and discontinued operations amounted to €3.641 million in fiscal 2009, compared to €4.903 billion in the prior year. Within the total, Free cash flow from continuing operations in the current year amounted to €3.786 billion, compared to €5.739 billion a year earlier. The change year-over-year was due primarily to the decrease in net cash provided by operating activities discussed above. Cash used for capital expenditures within continuing operations was €2.923 billion in fiscal 2009, down from €3.542 billion a year earlier. For further information about our capital expenditures please refer to “— Capital resources and requirements.”

On a sequential basis Free cash flow during fiscal 2009 and fiscal 2008 were as follows:

Financing activities from continuing and discontinued operations provided net cash of €375 million in fiscal 2009, compared to net cash used of €6.129 billion in the prior year. The cash provided in fiscal 2009 was due mainly to a higher net amount of outstanding long-term debt including our issuance of €4.0 billion in medium-term notes. This was partly offset by the repayment of a €0.5 billion floating rate extendible note and U.S.$750 million floating rate notes. A year earlier, we raised net cash of €5.728 billion through three long-term capital market transactions. These cash inflows were largely offset by a decrease of €4.635 billion in short-term debt and other financing activities primarily including repayment of commercial paper and repayment of debt originally raised by Dade Behring in the amount of €0.4 billion. In addition, we used €4.350 billion in cash for the purchase of common stock, including €4.0 billion in total under the first two tranches of our share buyback plan. Dividends paid to shareholders in the current year (for fiscal 2008) amounted to €1.380 billion, compared to €1.462 billion (paid for fiscal 2007) in the prior year.

Cash flow—Fiscal 2008 compared to fiscal 2007

The following discussion presents an analysis of our cash flows for fiscal 2008 and 2007 for both continuing and discontinued operations. In the periods under review the latter category includes SV, which was sold to Continental AG in fiscal 2008, as well as the former Com activities, including the enterprise networks business, transferred into EN in fiscal 2008, and the carrier-related business which was transferred into NSN in fiscal 2007. For further information on discontinued operations, see “Notes to Consolidated Financial Statements.”

We report Free cash flow as a performance measure, which is defined as “Net cash provided by (used in) operating activities” less cash used for “Additions to intangible assets and property, plant and equipment.” We believe this measure is helpful to our investors as an indicator of our ability to generate cash from operations and to pay for discretionary and non-discretionary expenditures not included in the measure, such as dividends, debt repayment or acquisitions. We also use Free cash flow to compare cash generation among the segments of our business. Free cash flow should not be considered in isolation or as an alternative to measures of cash flow calculated in accordance with IFRS. For further information about the usefulness and limitations of this measure, refer to “Supplemental financial measures.”

						Continuing and
		Continuing operations		Discontinued operations		discontinued operations
		Year ended September 30,
		2008	2007	2008	2007	2008	2007
	(in millions of €)

Net cash provided by (used in):
Operating activities	A	9,281	9,822	(657)	(2,494)	8,624	7,328
Investing activities		(9,989)	(10,068)	9,582	(1,289)	(407)	(11,357)
Herein: Additions to intangible assets and property, plant and equipment	B	(3,542)	(3,067)	(179)	(684)	(3,721)	(3,751)
Free cash flow(1)	A+B	5,739	6,755	(836)	(3,178)	4,903	3,577

(1)	The closest comparable financial measure under IFRS is “Net cash provided by (used in) operating activities.” “Net cash provided by (used in) operating activities” from continuing operations as well as from continuing and discontinued operations is reported in our “Consolidated Statements of Cash Flow.” “Additions to intangible assets and property, plant and equipment” from continuing operations is reconciled to the figures as reported in the “Consolidated Statements of Cash Flow” in the “Notes to Consolidated Financial Statements.” Other companies that report Free cash flow may define and calculate it differently.

Operating activities provided net cash of €8.624 billion in fiscal 2008, compared to net cash provided of €7.328 billion in fiscal 2007. These results include both continuing and discontinued operations. Within the total, continuing operations provided net cash of €9.281 billion compared to €9.822 billion in the same period a year earlier. While income from continuing operations in fiscal 2008 was substantially lower than in fiscal 2007, the major factors in the decrease related to charges, which were cash effective primarily in fiscal 2009. For further information to the cash-effectiveness of these charges, please refer to “— Cash flow—Fiscal 2009 compared to fiscal 2008. Fiscal 2008 included a higher build-up in inventories, especially for the Industry Sector, largely offset by higher billings in excess related to large projects in Industry and Energy. Partly due to these billings in excess and the charges mentioned above, liabilities and provisions increased substantially year-over-year. The prior-year period benefited from a substantial decrease in receivables of €2.2 billion related to the SV carve-out and the transfer of carrier activities into NSN, only partly offset by a €431 million penalty payment related to a European Union antitrust investigation. Discontinued operations improved to net cash used of €657 million in fiscal 2008, including a €201 million payment for a previously disclosed fine imposed by the Munich district court, related to former Com activities. For comparison, net cash used of €2.494 billion in fiscal 2007 included a substantially higher build up of net working capital, particularly receivables, as mentioned above.

Investing activities in continuing and discontinued operations used net cash of €407 million in fiscal 2008, compared to net cash used of €11.357 billion in fiscal 2007. Within the total, net cash used in investing activities for continuing operations amounted to €9.989 billion in fiscal 2008 and to €10.068 billion in the prior-year. Cash outflows in fiscal 2008 primarily related to the acquisition of Dade Behring at Healthcare for €4.4 billion (net of €69 million cash acquired) and to asset purchases in secondary markets, primarily related to the growth of SFS’s commercial finance business, resulting in a cash outflow of €1.5 billion. Cash outflows in the prior-year period included €4.2 billion related to the acquisition of Bayer’s diagnostic business at Healthcare, €2.7 billion for the UGS acquisition at Industry as well as a payment to acquire AG Kühnle, Kopp & Kausch at Energy. Discontinued operations provided €9.582 billion in net cash during fiscal 2008, due primarily to proceeds of €11.4 billion from the sale of SV and net cash used of €1.1 billion relating to the transfer of SEN activities into EN, compared to net cash used of €1.289 billion in the prior year.

Free cash flow from continuing and discontinued operations amounted to €4.903 billion in fiscal 2008, compared to €3.577 billion in fiscal 2007. Within the total, Free cash flow for continuing operations in fiscal 2008 amounted to €5.739 billion compared to €6.755 billion a year earlier. The change year-over-year was due to the decrease in net cash provided by operating activities as well as by an increase in cash used for additions to intangible assets and property, plant and equipment especially at Energy. Free cash flow from discontinued operations amounted to €(836) million and €(3.178) billion in fiscal 2008 and 2007, respectively.

Financing activities from continuing and discontinued operations used net cash of €6.129 billion in fiscal 2008 compared to net cash used of €1.187 billion in fiscal 2007. Financing activities in fiscal 2008 were characterized by substantial cash outflows of €4.350 billion relating to the purchase of common stock, including €4.0 billion in total under the first two tranches of the share buyback plan. Short-term debt was reduced by €4.635 billion, mainly due to the repayment of commercial paper and medium-term notes as well as repayment of debt originally raised by Dade Behring in the amount of €0.4 billion. The execution of three long term capital market transactions in fiscal 2008 provided net cash of €5.7 billion. For further information refer to “— Capital resources and requirements.” In the prior-year period, changes in short-term debt provided net cash of €4.386 billion, mainly due to the issuance of commercial paper. Repayment of long-term debt in the prior-year period used €4.595 billion, including €3.2 billion in cash used for the redemption of the outstanding notes of a convertible bond as well as by cash used for the redemption of a CHF250 million bond issue and a €991 million bond. Dividends paid to shareholders (for fiscal 2007) increased in fiscal 2008 to €1.462 billion, up from €1.292 billion in the prior year.

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

Our capital requirements include, among others, scheduled debt service, regular capital spending, ongoing cash requirements from operating and SFS financing activities, dividend payments, pension plan funding, portfolio activities and capital requirements for our share buyback plan, if continued in fiscal 2010. Other expected capital requirements include cash outflows in connection with our SG&A reduction program and other restructuring measures especially in the Industry Sector.

Total debt comprises our notes and bonds, loans from banks, obligations under finance leases and other financial indebtedness such as commercial paper. Total debt comprises short-term debt and current maturities of long-term debt as well as long-term debt, as stated on the Consolidated Balance Sheets. Total liquidity refers to the liquid financial assets we had available at the respective balance sheet dates to fund our business operations and pay for near-term obligations. Total liquidity comprises Cash and cash equivalents as well as current Available-for-sale financial assets, as stated on the Consolidated Balance Sheets. Net debt results from total debt less total liquidity. Management uses the Net debt measure for internal corporate finance management, as well as for external communication with rating agencies, and accordingly we believe that presentation of Net debt is useful for investors. Net debt should not, however, be considered in isolation or as an alternative to short-term debt and long-term debt as presented in accordance with IFRS. For further information about the usefulness and limitations of Net debt, please refer to “Supplemental financial measures.”

	September 30,
	2009	2008
	(in millions of €)

Short-term debt and current maturities of long-term debt	698	1,819
Long-term debt	18,940	14,260
Total debt	19,638	16,079
Cash and cash equivalents	10,159	6,893
Available-for-sale financial assets (current)	170	152
Total liquidity	10,329	7,045

Net debt(1)	9,309	9,034

(1)	We typically need a considerable portion of our cash and cash equivalents as well as current available-for-sale financial assets at any given time for purposes other than debt reduction. The deduction of these items from total debt in the calculation of Net debt therefore should not be understood to mean that these items are available exclusively for debt reduction at any given time.

Commercial paper program—We have a U.S.$9.0 billion (€6.1 billion) global multi-currency commercial paper program in place, which includes the ability to issue U.S.$-denominated extendible notes. As of September 30,

2009, the nominal amount outstanding under this program was U.S.$493 million (€337 million). Our issues of commercial paper have a maturity of typically less than 90 days.

Notes and bonds—We have a “program for the issuance of debt instruments” (medium-term note program) of €15.0 billion in place which we updated in May 2009. As part of this update, we increased the maximum issuable amount under this program from €10.0 billion to €15.0 billion, following a previous increase from €5.0 billion to €10.0 billion in December 2008. Under this medium-term-note program we issued the following notes:

•	In February 2009, we issued €4.0 billion fixed-interest notes in two tranches comprising €2.0 billion in 4.125% notes due in February 2013 and €2.0 billion in 5.125% notes due in February 2017.

•	In June 2008, we issued a Eurobond with an aggregate amount of €3.4 billion, comprising three tranches: €1.2 billion in 5.25% notes due in December 2011; €1.0 billion in 5.375% notes due in June 2014 and €1.2 billion in 5.625% notes due in June 2018.

•	In August 2008, we increased two tranches of the Eurobond issue by €750 million, including €350 million in 5,25% notes due in December 2011 and €400 million in 5,625% notes due in June 2018.

•	In March 2006, we issued U.S.$1.0 billion notes in two tranches comprising U.S.$500 million (U.S.$ LIBOR + 0.15%) due in March 2012 and U.S.$500 million in 5.625% notes due March 2016.

The nominal amount outstanding under the medium-term note program was €8.8 billion as of September 30, 2009.

In May 2008, we issued €500 million (EURIBOR + 0.23%) extendible notes, which were redeemed at face value on the first maturity date by the end of June 2009.

In September 2006, we issued a subordinated Hybrid bond in two tranches, a euro tranche of €900 million in 5.25% notes and a British pound tranche of £750 million in 6.125% notes, both tranches with a final legal maturity in September 2066. The Company has a call option after 10 years or thereafter. If the bond is not called, both tranches will become floating rate notes (EURIBOR + 1.25% for the euro tranche and GBP LIBOR + 1.25% for the British pound tranche, plus a step-up of 1.0% for both tranches). The total nominal amount of our Hybrid bond is €1.7 billion.

In August 2006, we issued notes totaling U.S.$5.0 billion. These notes were issued in four tranches comprising: U.S.$750 million in floating rate notes (U.S.$ LIBOR + 0.05%) due August in 2009, which were redeemed at face value at their maturity date; U.S.$750 million in 5.5% notes due in February 2012; U.S.$1.750 billion in 5.75% notes due October 2016 and U.S.$1.750 billion in 6.125% notes due in August 2026. Regarding the fixed rate notes, we may redeem, at any time, all or some of the notes at the early redemption amount (call) according to the conditions of the notes. The nominal amount outstanding of these notes was €2.9 billion as of September 30, 2009.

In June 2001, the Company issued a Eurobond with an aggregate amount of €4.0 billion comprising two tranches, of which €2.0 billion in 5.75% notes maturing in July 2011 are still outstanding.

Assignable loans—In June 2008, we issued four series of assignable loans (“Schuldscheindarlehen”) with an aggregate amount of €1.1 billion: €370 million (EURIBOR + 0.55%) and €113.5 million in 5.283% notes, both maturing in June 2013 and €283.5 million (EURIBOR + 0.7%) and €333 million in 5.435% notes, both maturing in June 2015.

Credit facilities—We have three credit facilities at our disposal for general corporate purposes. Our credit facilities as of September 30, 2009, consist of €6.6 billion in committed lines of credit. These facilities include

•	a U.S.$5.0 billion undrawn syndicated multi-currency revolving credit facility expiring March 2012 provided by a syndicate of international banks;

•	a €450 million bilateral undrawn revolving credit facility expiring September 2012 provided by a domestic bank;

•	a U.S.$4.0 billion syndicated multi-currency credit facility expiring August 2013 provided by a syndicate of international banks. This facility comprises a U.S.$1.0 billion (€0.7 billion) term loan which was drawn in January 2007 and is due in August 2013 as well as an undrawn U.S.$3.0 billion revolving tranche.

As of September 30, 2009, €5.9 billion of these lines of credit remained unused.

The maturity profile of the loans, notes and bonds described above is presented below:

The U.S.$9 billion syndicated multi-currency revolving credit facilities provide its lenders with a right of termination in the event that (i) Siemens AG becomes a subsidiary of another company or (ii) an individual or a group of individuals acting in concert acquires effective control over Siemens AG by being able to exercise significant influence over its activities. The €450 million bilateral revolving credit facility may be terminated by the lender if major changes in Siemens AG’s corporate legal situation occur that jeopardize the orderly repayment of the credit.

None of our credit facilities contains a material adverse change provision of the type often found in facilities of such nature and none of our global commercial paper and medium-term note programs nor our credit facilities contain specific financial covenants such as rating triggers or interest coverage, leverage or capitalization ratios that could trigger remedies, such as acceleration of repayment or additional collateral.

Further information about our bonds and the other components of debt is given in “Notes to Consolidated Financial Statements.”

Capital expenditures—In line with declining demand and due to a stringent approach for capital expenditures our total capital expenditures for additions to intangible assets and property, plant and equipment (PPE) decreased to €2.923 billion in fiscal 2009, compared to €3.721 billion in the prior year. €2.034 billion of our investments relates to our three Sectors. While Energy used a considerable amount of their capital expenditure of €662 million to invest in the extension of the capacities in emerging and important sales markets a large part of the investments from Industry of €833 million was driven by the replacement of technical equipment and machines mainly in the Industry Automation, Drive Technologies and Industry Solutions Divisions. The major investments in Healthcare of €539 million were primarily used for clinical diagnostic systems and for the development of software and IT-solutions mainly in imaging systems. The capital expenditure rate for our Sectors, defined as additions to intangible assets and PPE as a percentage of amortization and depreciation, was 96% for fiscal 2009. We have set a mid-term target to keep this percentage in the range of 95%-115%.

The changes of investments in intangible assets and property, plant and equipment from fiscal 2007 to 2009 are as follows:

Cash flows related to portfolio activities—During fiscal 2009, we acquired various entities, which were not significant individually nor in aggregate. In contrast, we sold our residential real estate holdings and the 50% stake of FSC. For further information, see “Notes to Consolidated Financial Statements.” In the first quarter of fiscal 2010, Siemens completed the acquisition of 100% of Solel Solar Systems, a solar thermal power technology company, to strengthen Siemens’ position in the expanding market of solar thermal power. The acquisition costs (cash and debt free), amount to approximately €280 million in cash consideration.

Share buyback plan—In November 2007, we announced a share buyback plan for up to €10 billion in share repurchases through 2010 amongst others for the purpose of cancellation and reduction of capital stock and to fulfill obligations arising from share-based compensation programs. Since the start of the share buyback program in fiscal 2008, we repurchased shares in two tranches with a total volume of approximately €4.0 billion. During fiscal 2009 we made no shares purchases under this program.

Dividends—At the Annual Shareholders’ Meeting scheduled for January 26, 2010, the Managing Board, in agreement with the Supervisory Board, will submit the following proposal to allocate the unappropriated net income of Siemens AG for the fiscal year ended September 30, 2009: to distribute a dividend of €1.60 on each no-par value share entitled to the dividend for fiscal year 2009 existing at the date of the Annual Shareholders’ Meeting, which aggregates to an expected total distribution of €1.388 billion, and the remaining amount to be carried forward.

With our ability to generate positive operating cash flows, our total liquidity of €10.329 billion and our undrawn lines of credit of €5.9 billion and given our credit ratings at year-end we believe that we have sufficient flexibility to fund our capital requirements including for scheduled debt service, regular capital spending, ongoing cash requirements from operating and SFS financing activities, dividend payments, pension plan funding, portfolio activities and for our share buyback plan, if continued in fiscal 2010. Also in our opinion, the working capital is sufficient for the Company’s present requirements.

Contractual obligations

In the ordinary course of business, Siemens’ primary contractual obligations regarding cash involve debt service, purchase obligations and operating lease commitments.

The following table summarizes contractual obligations for future cash outflows as of September 30, 2009:

	Payments due by period
		Less than			After
	Total	1 year	1-3 years	4-5 years	5 years
	(in millions of €)

Debt	19,638	698	4,893	4,334	9,713
Purchase obligations	11,218	9,769	1,267	146	36
Operating leases	2,851	742	897	530	682

Total contractual cash obligations	33,707	11,209	7,057	5,010	10,431

Debt—At September 30, 2009, Siemens had €19.638 billion of short- and long-term debt, of which €698 million will become due within the next 12 months. Short-term debt includes current maturities of long-

term debt, as well as loans from banks coming due within the next 12 months. At September 30, 2009, the weighted average maturity of our bonds and notes due after one year was 5.95 years. At September 30, 2008, total debt was €16.079 billion. Further information about the components of debt is given in “Notes to Consolidated Financial Statements.”

Debt for Siemens at September 30, 2009 consisted of the following:

	Short-Term	Long-Term	Total
	(in millions of €)

Notes and bonds	—	16,502	16,502
Loans from banks	261	1,910	2,171
Other financial indebtedness	392	379	771
Obligations under finance leases	45	149	194

Total debt	698	18,940	19,638

Purchase obligations—At September 30, 2009, Siemens had €11.218 billion in purchase obligations. Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding and which specify all of the following items: (i) fixed or minimum quantities, (ii) fixed, minimum or variable price provisions and (iii) approximate timing of the transaction. For additional information, see “Notes to Consolidated Financial Statements.”

Operating leases—At September 30, 2009, Siemens had a total of €2.851 billion in total future payment obligations under non-cancelable operating leases. For additional information, see “Notes to Consolidated Financial Statements.”

Siemens is subject to asset retirement obligations related to certain items of property, plant and equipment. Such asset retirement obligations are primarily attributable to environmental clean-up costs related to remediation and environmental protection liabilities which amounted to €780 million as of September 30, 2009 and to costs primarily associated with the removal of leasehold improvements at the end of the lease term amounting to €36 million as of September 30, 2009. For additional information with respect to asset retirement obligations, see “Notes to Consolidated Financial Statements.”

In fiscal 2009, Siemens has reached an agreement with the trustees of its largest pension plan in UK, which may lead to gross contributions of up to €620 million until 2025.

Off-Balance sheet arrangements

Guarantees—Guarantees are principally represented by credit guarantees and guarantees of third-party performance. As of September 30, 2009, the undiscounted amount of maximum potential future payments for guarantees was €7.148 billion. Credit guarantees cover the financial obligation of third-parties in cases where Siemens is the vendor and/or contractual partner. In addition, Siemens provides credit line guarantees with variable utilization to joint ventures, associated and other companies we held an investment in. The total amount for credit guarantees was €313 million as of September 30, 2009. Performance bonds and guarantees of advanced payments guarantee the fulfillment of contractual commitments of partners in a consortium where Siemens may be the general or subsidiary partner. In the event of non-performance under the contract by the consortium partner(s), Siemens will be required to pay up to an agreed-upon maximum amount. Guarantees of third-party performance amounted to €1.092 billion as of September 30, 2009.

The Federal Republic of Germany has commissioned a consortium consisting of Siemens IT Solutions and Services and IBM Deutschland GmbH (IBM) to modernize and operate the non-military information and communications technology of the German Federal Armed Forces (Bundeswehr). This project is called HERKULES. A project company, BWI Informationstechnik GmbH (BWI), will provide the services required by the terms of the contract. Siemens IT Solutions and Services is a shareholder in the project company. The total contract value amounts to a maximum of approximately €6 billion. In connection with the consortium and execution of the contract between BWI and the Federal Republic of Germany in December 2006, Siemens issued several guarantees connected to each other legally and economically in favor of the Federal Republic of Germany and of the consortium member IBM. The guarantees ensure that BWI has sufficient resources to provide the required services and to fulfill its contractual obligations. These guarantees are listed as a separate item HERKULES obligations due to their compound and multilayer nature. Total future payments potentially required by Siemens amount to €3.490 billion as of September 30, 2009 and will be reduced by approximately €400 million per year over the remaining 8-year contract period. Yearly payments under these guarantees are limited to €400 million plus, if applicable, a maximum of €90 million in unused guarantees carried forward from the prior year.

Furthermore, Siemens has provided indemnification in connection with dispositions of certain business entities, which protects the buyer from certain tax, legal, and other risks related to the purchased business entity. These other guarantees were €2.253 billion as of September 30, 2009. In the event that it becomes probable that Siemens will be required to satisfy these guarantees, provisions are established. Such provisions are established in addition to the liabilities recognized for the non-contingent component of the guarantees. Most of the guarantees have fixed or scheduled expiration dates. For additional information with respect to our guarantees, see “Notes to Consolidated Financial Statements.”

Capital commitments—As of September 30, 2009 and 2008, the Company has commitments to make capital contributions to various companies of €294 million and €241 million, respectively. The September 30, 2009 and 2008 balance, includes a conditional commitment to make capital contributions to EN of €172 million, representing our proportionate share in EN. The committed amount is due upon EN making acquisitions or investments.

Pension plan funding

The defined benefit obligation (DBO) of Siemens’ principal pension plans, which considers future compensation and pension increases, amounted to €25.1 billion on September 30, 2009, compared to €22.7 billion on September 30, 2008. The fair value of plan assets as of September 30, 2009 was €21.1 billion compared to €20.2 billion on September 30, 2008. Accordingly, the combined funding status of Siemens principal pension plans on September 30, 2009 showed an underfunding of €4.0 billion compared to an underfunding of €2.5 billion at the end of the prior fiscal year. The actual return on plan assets for the last twelve months amounted to €1.9 billion, resulting almost entirely from fixed income investments. This represents a 10.0% return, compared to the expected return of 6.5%.

Siemens’ funding policy for its pension funds is part of its overall commitment to sound financial management, which also includes an ongoing analysis of the structure of its pension liabilities, particularly the duration by class of beneficiaries. To balance return and risk, Siemens has developed a pension benefit risk management concept. As prime risk we have identified a decline in the principal plans’ funded status as a result of adverse developments of plan assets and/or defined benefit obligations. We monitor our investments and our defined benefit obligations in order to measure such prime risk. The prime risk quantifies the expected maximum decline in the funded status for a given confidence level over a given time horizon. A risk budget on group level forms the basis for the determination of our investment strategy, i.e. the strategic assets class allocation of principle plan assets and the degree of interest rate risk hedging. Both, risk budget and investment strategy, are regularly reviewed with the participation of senior external experts of the international asset management and insurance industry to allow for an integral view on pension assets and pension liabilities. We select asset managers based on our quantitative and qualitative analysis and subsequently constantly monitor their performance and risk, both on a stand-alone basis, as well as in the broader portfolio context. We review the asset allocation of each plan in light of the duration of the related pension liabilities and analyze trends and events that may affect asset values in order to initiate appropriate measures at a very early stage.

Siemens also regularly reviews the design of its pension plans. Historically, the majority of Siemens’ pension plans have included significant defined benefits. However, in order to reduce the Company’s exposure to certain risks associated with defined benefit plans, such as longevity, inflation, effects of compensation increases and other factors, we implemented new pension plans in some of our major subsidiaries including Germany, the U.S. and the U.K. during the last several years. The benefits of these new plans are based predominantly on contributions made by the Company and are still affected by longevity, inflation adjustments and compensation increases to a minor extent only. We expect to continue to review the need for the implementation of similar plan designs outside Germany in the coming years to better control future benefit obligations and related costs.

For more information on Siemens’ pension plans, see “Notes to Consolidated Financial Statements.”

Net assets position

During fiscal 2009, total assets increased slightly to €94.926 billion, up from €94.463 billion the year before. Our net assets position in fiscal 2009 was influenced primarily by the issuance of €4.0 billion in medium-term notes under the EMTN program.

The following table shows current assets at the respective balance sheet dates:

	September 30,
	2009	2008
	(in millions of €)

Cash and cash equivalents	10,159	6,893
Available-for-sale financial assets	170	152
Trade and other receivables	14,449	15,785
Other current financial assets	2,902	3,116
Inventories	14,129	14,509
Income tax receivables	612	610
Other current assets	1,191	1,368
Assets classified as held for disposal	517	809

Total current assets	44,129	43,242

Cash and cash equivalents totaled €10.159 billion as of September 30, 2009. The increase of €3.266 billion was primarily driven by the bond issue mentioned above as well as strong Free cash flow from our Sectors. These factors were partly offset by the dividend payments of €1.380 billion to the shareholders of Siemens AG, the reduction of short-term debt, the payment of €1.008 billion to authorities in the U.S. and in Germany related to the resolution of legal proceedings, payments related to our global SG&A program and cash outflows of €750 million related to two drawdown requests by NSN in relation to a Shareholder Loan Agreement between Siemens and NSN, among others. For further information, see “Liquidity and capital resources—Cash flow—Fiscal 2009 compared to fiscal 2008.”

The decrease of €1.336 billion in Trade and other receivables year-over-year was due primarily to the Industry Sector, driven by disciplined asset management, but also by revenue declines in the majority of its Divisions. Inventories also declined compared to the prior year, as lower inventories in Industry more than offset an increase in the Energy Sector.

Assets classified as held for disposal decreased to €517 million as of September 30, 2009 compared to €809 million a year earlier. This change is due primarily to the transfer of an 80.2% stake in SHC completed at the beginning of October 2008. As of September 30, 2009, Assets classified as held for disposal included our stake in Areva NP S.A.S., the electronics assembly systems business and the airfield lighting business divested in the first quarter of fiscal 2010, among others.

Long-term assets at the respective balance sheet dates were as follows:

	September 30,
	2009	2008
	(in millions of €)

Goodwill	15,821	16,004
Other intangible assets	5,026	5,413
Property, plant and equipment	11,323	11,258
Investments accounted for using the equity method	4,679	7,017
Other financial assets	10,030	7,785
Deferred tax assets	3,291	3,009
Other assets	627	735

Total long-term assets	50,797	51,221

The substantial decrease in Investments accounted for using the equity method was due primarily to NSN, including an impairment of €1.634 billion on our stake in this equity investment as well as a negative equity result from NSN.

The increase in Other financial assets results mainly from higher fair values of derivatives used for our hedging activities as well as the shareholder loans granted to NSN.

The table below shows current and long-term liabilities at the respective balance sheet dates:

	September 30,
	2009	2008
	(in millions of €)

Short-term debt and current maturities of long-term debt	698	1,819
Trade payables	7,593	8,860
Other current financial liabilities	2,119	2,427
Current provisions	4,191	5,165
Income tax payables	1,936	1,970
Other current liabilities	20,311	21,644
Liabilities associated with assets classified as held for disposal	157	566

Total current liabilities	37,005	42,451
Long-term debt	18,940	14,260
Pension plans and similar commitments	5,938	4,361
Deferred tax liabilities	776	726
Provisions	2,771	2,533
Other financial liabilities	187	376
Other liabilities	2,022	2,376

Total long-term liabilities	30,634	24,632

Short-term debt and current maturities of long-term debt totaled €698 million at the end of fiscal 2009, a decrease of €1.121 billion from the prior year-end. This decrease mainly results from the repayment of a €500 million floating rate extendible note and U.S.$750 million floating rate notes in fiscal 2009, due to maturity of these notes.

Trade payables decreased to €7.593 billion, down €1.267 billion from the end of fiscal 2008. The decline was driven by lower trade payables in all three Sectors, led by Industry.

The decrease of €974 million in current provisions is due mainly to the payment of the €1.008 billion related to charges for the resolution of legal proceeding mentioned earlier.

Other current liabilities decreased by €1.333 billion compared to the prior year-end, including lower billings in excess of cost in Industry and Energy. Due to the progress in our global SG&A program, accruals for severance payments under this program also declined year-over-year.

The decline in liabilities associated with assets classified as held for disposal was driven primarily by the divestment of SHC mentioned above.

Compared to the end of fiscal 2008, long-term debt increased by €4.680 billion to €18.940 billion at the end of the current year, mainly due to the above-mentioned issuance of €4.0 billion in medium-term notes under our EMTN program and the effect of fair value hedge accounting. Further information with respect to short- and long-term debt is also provided under “Liquidity and capital resources—Capital resources and requirements” as well as in the “Notes to Consolidated Financial Statements.”

Shareholders’ equity and total assets were as follows:

	September 30,
	2009	2008
	(in millions of €)

Total equity attributable to shareholders of Siemens AG	26,646	26,774
Equity ratio	28%	28%
Minority interest	641	606
Total assets	94,926	94,463

Total equity attributable to shareholders of Siemens AG decreased €128 million year-over-year, to €26.646 billion at the end of fiscal 2009. Within this change, Net income attributable to shareholders of Siemens AG of €2.292 billion was offset by dividend payments of €1.380 billion and actuarial losses on pension plans and similar commitments of €1.248 billion, among other factors.

As both Total assets and Total equity attributable to shareholders of Siemens AG were widely stable year-over-year, our equity ratio remained at 28%.

For additional information on our net assets position, see “Notes to Consolidated Financial Statements.”

Overall assessment of the economic position

In fiscal 2009, Siemens coped well with major challenges. In a contracting global economy struggling with the aftermath of a major financial crisis, we held revenue close to the prior-year level. The decline in orders was driven primarily by a dramatic downturn in industrial markets. Total Sectors profit came in well above the prior-year level due to a number of factors, including structural measures we initiated before the financial crisis arose in fiscal 2008, a substantial reduction in SG&A expenses in fiscal 2009 and improved project execution year-over-year. Our Sectors continue to closely monitor customer demand relative to production capacity. If necessary, they will continue to take selective capacity adjustment measures. Despite the NSN impairment, income from continuing operations increased year-over-year. Net income came in lower compared to the prior year, which included a substantial gain on the divestment of SV.

Cash flow in fiscal 2009 included substantial cash outflows related to structural measures and resolution of compliance matters, as well as reduced cash inflows from customer advance payments. We put a high priority on strict discipline with capital expenditures and focused on tight net working capital management. Our success with this approach was evident particularly during the second half of fiscal 2009, when we generated strong free cash flow despite difficult market conditions. Our commitment to a strong financial profile was evident in fiscal 2009. Our balance sheet remained strong, with nearly no change in net debt compared to the prior year, continuing access to capital market financing, and a healthy debt maturity profile. Our equity ratio remained steady at 28%. The Managing Board and the Supervisory Board proposed a dividend of €1.60 per share, unchanged from fiscal 2008.

Critical accounting estimates

Siemens’ consolidated financial statements are prepared in accordance with IFRS. Our significant accounting policies, as described in Note 2 to the Consolidated Financial Statements are essential to understand our results of operations, financial positions and cash flows. Certain of these accounting policies require critical accounting estimates that involve complex and subjective judgments and the use of assumptions, some of which may be for matters that are inherently uncertain and susceptible to change. Such critical accounting estimates could change from period to period and have a material impact on the Company’s results of operations, financial positions and cash flows. Critical accounting estimates could also involve estimates where management reasonably could have used a different estimate in the current accounting period. Management cautions that future events often vary from forecasts and that estimates routinely require adjustment.

Revenue Recognition on Construction Contracts—The Company’s Sectors, particularly Energy and Industry, conduct a significant portion of their business under construction contracts with customers. The Company generally accounts for construction projects using the percentage-of-completion method, recognizing revenue as performance on a contract progresses. This method places considerable importance on accurate estimates of the extent of progress towards completion. Depending on the methodology to determine contract progress, the significant estimates include total contract costs, remaining costs to completion, total contract revenues, contract risks and other judgments. Management of the operating Divisions continually reviews all estimates involved in such construction contracts and adjusts them as necessary. The Company also uses the percentage-of-completion method for projects financed directly or indirectly by Siemens. In order to qualify for such accounting, the credit quality of the customer must meet certain minimum parameters as evidenced by the customer’s credit rating or by a credit analysis performed by Siemens Financial Services (SFS), which performs such reviews on behalf of the Company’s Managing Board. In addition, to qualify for such accounting, at a minimum, a customer’s credit rating must be single B from external rating agencies, or an equivalent SFS-determined rating. In cases where the credit quality does not meet such standards, the Company recognizes revenue for construction contracts and financed projects based on the lower of cash if irrevocably received, or contract completion. The Company believes the credit factors used provide a reasonable basis for assessing credit quality.

Trade and other Receivables—The allowance for doubtful accounts involves significant management judgment and review of individual receivables based on individual customer creditworthiness, current economic trends and analysis of historical bad debts on a portfolio basis. For the determination of the country-specific component of the individual allowance, we also consider country credit ratings, which are centrally determined based on information from external rating agencies. Regarding the determination of the valuation allowance derived from a portfolio-based analysis of historical bad debts, a decline of receivables in volume results in a corresponding reduction of such provisions and vice versa. As of September 30, 2009 and 2008, Siemens recorded a total valuation allowance for accounts receivable of €1,281 and €1,013, respectively. Siemens also selectively assists customers through arranging financing from various third-party sources, including export credit agencies, in order to be awarded supply contracts. In addition, the Company provides direct vendor financing and grants guarantees to banks in support of loans to Siemens customers when necessary and deemed appropriate.

Impairment—Siemens tests at least annually whether goodwill has incurred any impairment, in accordance with its accounting policy. The determination of the recoverable amount of a division to which goodwill is allocated involves the use of estimates by management. The outcome predicted by these estimates, e.g. in the healthcare diagnostics division is influenced, among other factors, by the successful integration of acquired entities, volatility of capital and commodity markets and economic conditions and foreign exchange rate estimates. The recoverable amount is the higher of the division’s fair value less costs to sell and its value in use. The Company generally uses discounted cash flow based methods to determine these values. These discounted cash flow calculations use five-year projections that are based on the financial budgets approved by management. Cash flow projections take into account past experience and represent management’s best estimate about future developments reflecting current uncertainties. Cash flows after the planning period are extrapolated using individual growth rates. Key assumptions on which management has based its determination of fair value less costs to sell and value in use include estimated growth rates, weighted average cost of capital and tax rates. These estimates, including the methodology used, can have a material impact on the respective values and ultimately the amount of any goodwill impairment. See Note 16 to the Consolidated Financial Statements for a sensitivity analysis on changes in key assumptions for Healthcare’s Diagnostics division. Likewise, whenever property, plant and equipment, other intangible assets and investments accounted for using the equity method are tested for impairment, the determination of the assets’ recoverable amount involves the use of estimates by management and can have a material impact on the respective values and ultimately the amount of any impairment.

Employee Benefit Accounting—Pension plans and similar commitments—Obligations for pension and other post-employment benefits and related net periodic benefit costs are determined in accordance with actuarial valuations. These valuations rely on key assumptions including discount rates, expected return on plan assets, expected salary increases, mortality rates and health care trend rates. The discount rate assumptions are determined by reference to yields on high-quality corporate bonds of appropriate duration and currency at the balance sheet date. In case such yields aren’t available discount rates are based on government bonds yields. Expected returns on plan assets assumptions are determined on a uniform basis, considering long-term historical returns and asset allocations. Due to changing market and economic conditions the underlying key assumptions may differ from actual developments and may lead to significant changes in pension and other post-employment benefit obligations. Such differences are recognized in full directly in equity in the period in which they occur without affecting profit or loss. For a discussion of the current funded status and a sensitivity analysis with respect to the impact of certain critical assumptions on the net periodic benefit cost see Note 24 to the Consolidated Financial Statements.

Termination Benefits —Siemens has implemented the SG&A program announced in fiscal 2008 and will continue to run restructuring projects on a more individualized basis. The SG&A program results in a reduction of primarily administrative workforce. Costs in conjunction with terminating employees and other exit costs are subject to significant estimates and assumptions. See Note 5 to the Consolidated Financial Statements.

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

Siemens is subject to legal and regulatory proceeding in various jurisdictions. Such proceedings may result in criminal or civil sanctions, penalties or disgorgements against the Company. If it is more likely than not that an obligation of the Company exists and will result in an outflow of resources, a provision is recorded if the amount of the obligation can be reliably estimated. Regulatory and legal proceedings as well as government investigations often involve complex legal issues and are subject to substantial uncertainties. Accordingly, management exercises considerable judgment in determining whether there is a present obligation as a result of a past event at the balance sheet date, whether it is more likely than not that such a proceeding will result in an outflow of resources and whether the amount of the obligation can be reliably estimated. The Company periodically reviews the status of these proceedings with both inside and outside counsel. These judgments are subject to change as new information becomes available. The required amount of a provision may change in the future due to new developments in the particular matter. Revisions to estimates may significantly impact future net income. Upon resolution, Siemens may incur charges in excess of the recorded provisions for such matters. It can not be excluded, that the financial position or results of operations of Siemens will be materially affected by an unfavorable outcome of legal or regulatory proceedings or government investigations. See Note 30 to the Consolidated Financial Statements.

Recent accounting pronouncements

For information on recent accounting pronouncements see “Notes to Consolidated Financial Statements.”

Supplemental financial measures

To supplement Siemens’ Consolidated Financial Statements presented in accordance with International Financial Reporting Standards, or IFRS, Siemens presents the following supplemental financial measures within this document:

•	New orders and order backlog

•	Adjusted or organic growth rates of revenue and new orders;

•	Book-to-bill ratio;

•	Free cash flow;

•	Earnings effect from purchase price allocation (PPA effects) and integration costs

•	Net debt; and

•	Adjusted industrial net debt.

These supplemental financial measures are or may be “non-GAAP financial measures,” as defined in the rules of the U.S. Securities and Exchange Commission (SEC). They exclude or include amounts that are included or excluded, as applicable, in the calculation of the most directly comparable financial measures calculated in accordance with IFRS, and their usefulness is therefore subject to limitations, which are described below under “Limitations associated with Siemens’ supplemental financial measures.” Accordingly, they should not be viewed in isolation as alternatives to the most directly comparable financial measures calculated in accordance with IFRS, as identified in the following discussion, and they should be considered in conjunction with Siemens’ Consolidated Financial Statements presented in accordance with IFRS and the Notes thereto within this document.

In addition, in considering these supplemental financial measures, investors should bear in mind that other companies that report or describe similarly titled financial measures may calculate them differently. Accordingly, investors should exercise appropriate caution in comparing these supplemental financial measures to similarly titled financial measures reported by other companies.

Definitions, most directly comparable IFRS financial measures and usefulness of Siemens’ supplemental financial measures

Siemens’ supplemental financial measures are designed to measure growth, capital efficiency, cash generation and optimization of Siemens’ capital structure and therefore are used to formulate targets for Siemens. The following discussion provides definitions of these supplemental financial measures, the most directly comparable IFRS financial measures and information regarding the usefulness of these supplemental financial measures.

New orders and order backlog

Under its policy for the recognition of new orders, Siemens generally recognizes a new order when we enter into a contract that we consider “legally effective and binding” based on a number of different criteria. In general, if a contract is considered legally effective and binding, Siemens recognizes the total contract value. The contract value is the agreed price or fee for that portion of the contract for which the delivery of goods and/or the provision of services is irrevocably agreed. Future revenues from service, maintenance and outsourcing contracts are recognized as new orders in the amount of the total contract value only if there is adequate assurance that the contract will remain in effect for its entire duration (e.g., due to high exit barriers for the customer).

New orders are generally recognized immediately when the relevant contract becomes legally effective and binding. The only exception is orders with short overall contract terms. In this case, a separate reporting of new orders would provide no significant additional information regarding our performance. For orders of this type the recognition of new orders thus occurs when the underlying revenue is recognized.

Order backlog represents the future revenues of our Company resulting from already recognized new orders. Order backlog is calculated by adding the new orders of the current fiscal year to the balance of the order backlog from the prior fiscal year and subtracting the revenue recognized in the current fiscal year. If an order from the current fiscal year is cancelled or its amount is modified, Siemens adjusts its new order total for the current quarter accordingly, but do not retroactively adjust previously published new order totals. However, if an order from a previous fiscal year is cancelled, new orders of the current quarter and accordingly the current fiscal year are generally not adjusted, instead, if the adjustment exceeds a certain threshold, the existing order backlog is revised.

Aside from cancellations, the order backlog is also subject to changes in the consolidation group and to currency translation effects.

There is no standard system for compiling and calculating new orders and order backlog information that applies across companies. Accordingly, its new orders and order backlog may not be comparable with new orders and order backlog reported by other companies. Siemens does subject its new orders and its order backlog to internal documentation and review requirements. Siemens may change its policies for recognizing new orders and order backlog in the future without previous notice.

Adjusted or organic growth rates of revenue and new orders

Siemens presents, on a worldwide basis and for each Sector and Cross-Sector Business, the percentage change from period to period in Revenue and new orders as adjusted for currency translation effects and portfolio effects. The adjusted percentage changes are called adjusted or organic rates of growth. The IFRS financial measure most directly comparable to adjusted or organic growth rate of Revenue is the unadjusted growth rate calculated based on the actual Revenue figures presented in the Consolidated Income Statement. There is no comparable IFRS financial measure for the adjusted or organic growth rate of new orders because, as discussed above, new orders is not an IFRS financial measure.

Siemens presents its Consolidated Financial Statements in Euros; however, a significant proportion of its operations take place in a functional currency other than the Euro, particularly the U.S. dollar and the British pound. Converting figures from these currencies into Euros affects the comparability of Siemens’ results and financial position when the exchange rates for these currencies fluctuate. Some Divisions are significantly affected due to the large proportion of international operations, particularly in the U.S.

All Sectors and Divisions as well as Cross-Sector Businesses are subject to foreign currency translation effects; however, some Divisions are particularly affected since they generate a significant portion of their operations through subsidiaries whose results are subject to foreign currency translation effects. The effect of acquisitions and dispositions on Siemens’ consolidated revenues and expenses affects the comparability of the Consolidated Financial Statements between different periods.

The adjusted or organic growth rates of Revenue and new orders are calculated by subtracting currency translation effects and portfolio effects from the relevant actual growth rates. The currency translation effect is calculated as (1) (a) Revenues or new orders, as the case may be, for the current period, based on the currency exchange rate of the current period minus (b) Revenues or new orders for the current period, based on the currency exchange rate of the previous period, divided by (2) Revenues or new orders for the previous period, based on the currency exchange rate of the previous period. The portfolio effect is calculated, in the case of acquisitions, as the percentage change in Revenues or new orders, as the case may be, attributable to the acquired business and, in the case of dispositions, as the percentage change in Revenues or new orders on the assumption that the disposed business had not been part of Siemens in the previous period. Adjusted growth rates of Revenue and new orders are always calculated for a period of twelve months. Siemens is making portfolio adjustments for certain transactions, including the carve-outs of Siemens Home and Office Communication Devices GmbH & Co. KG and the Wireless Modules business, as well as for other minor transactions in the Sectors, Cross-Sector Businesses and Other Operations. For further information regarding major acquisitions and dispositions, see “Notes to Consolidated Financial Statements.”

Siemens believes that the presentation of an adjusted or organic growth rate of Revenue and new orders provides useful information to investors because a meaningful analysis of trends in Revenue and new orders from one period to the next requires an understanding of the developments in the operational business net of the impact of currency translation and portfolio effects. Siemens’ management considers adjusted or organic rates of growth in its management of Siemens’ business. For this reason, Siemens believes that investors’ ability to assess Siemens’ overall performance may be improved by disclosure of this information.

Book-to-bill ratio

The book-to-bill ratio measures the relationship between orders received and the amount of products and services shipped and billed. A book-to-bill ratio of above 1 indicates that more orders were received than billed, indicating stronger demand, whereas a book-to-bill ratio of below 1 points to weaker demand. The book-to-bill ratio is not required or defined by IFRS.

Free cash flow

Siemens defines Free cash flow as Net cash provided by (used in) operating activities less Additions to intangible assets and property, plant and equipment. The IFRS financial measure most directly comparable to Free cash flow is Net cash provided by (used in) operating activities.

Siemens believes that the presentation of Free cash flow provides useful information to investors because it is a measure of cash generated by our operations after deducting cash outflows for Additions to intangible assets and property, plant and equipment. Therefore the measure gives an indication of the long-term cash generating ability of our business. In addition, because Free cash flow is not impacted by portfolio activities, it is less volatile than the total of Net cash provided by (used in) operating activities and Net cash provided by (used in) investing activities. For this reason, Free cash flow is reported on a regular basis to Siemens’ management, who uses it to assess and manage cash generation among the various reportable segments of Siemens and for the worldwide Siemens group. Achievement of predetermined targets relating to Free cash flow generation is one of the factors Siemens takes into account in determining the amount of performance-based or variable compensation received by its management, both at the level of the worldwide Siemens group and at the level of individual reportable segments.

Earnings effect from purchase price allocation (PPA effects) and integration costs

The purchase price paid for an acquired business is allocated to the assets, liabilities and contingent liabilities acquired based on their fair values. The fair value step-ups result in an earnings effect over time, e.g. additional amortization of fair value step-ups of intangible assets, which is defined as a PPA effect. Integration costs are internal or external costs that arise after the signing of an acquisition in connection with the integration of the acquired business, e.g. costs in connection with the adoption of Siemens guidelines and policies.

Siemens believes that the presentation of PPA effects and integration costs effects provides useful information to investors as it allows investors to consider earnings impacts related to business combination accounting and integration in the performance analysis.

Net debt

Siemens defines net debt as total debt less total liquidity. Total debt is defined as Short-term debt and current maturities of long-term debt plus Long-term debt. Total liquidity is defined as Cash and cash equivalents plus current Available-for-sale financial assets. Each of these components appears in the Consolidated Balance Sheets. The IFRS financial measure most directly comparable to net debt is total debt as reported in the Notes to Consolidated Financial Statements.

Siemens believes that the presentation of net debt provides useful information to investors because its management reviews net debt as part of its management of Siemens’ overall liquidity, financial flexibility, capital structure and leverage. In particular net debt is an important component of adjusted industrial net debt (see below). Furthermore, certain debt rating agencies, creditors and credit analysts monitor Siemens’ net debt as part of their assessments of Siemens’ business.

Adjusted industrial net debt

Siemens defines adjusted industrial net debt as net debt less (1) SFS debt excluding SFS internally purchased receivables; less (2) 50% of the nominal amount of our hybrid bond; plus (3) the funded status of pension plans; plus (4) the funded status of other post-employment benefits; plus (5) credit guarantees; and (6) fair value hedge accounting adjustments. The fair value hedge accounting adjustment has been included in fiscal 2009 in our definition of adjusted industrial net debt. The fair value hedge accounting adjustment is representing the change in the fair value of derivatives relating to fixed-rate long-term debt attributable to the interest rate risks being hedged. We believe that deducting the fair value hedge accounting adjustment from net debt in addition to the adjustments presented above provides investors more meaningful information to our scheduled debt service obligations.

Siemens manages adjusted industrial net debt as one component of its capital. As part of our “Fit42010” program, we decided to optimize our capital structure. A key consideration is to maintain ready access to capital markets through various debt products and to preserve our ability to repay and service our debt obligations over time. Siemens therefore has set a capital structure goal that is measured by Adjusted industrial net debt divided by Earnings before interest taxes depreciation and amortization (EBITDA) as adjusted. Adjusted EBITDA is calculated as EBIT (adjusted) before amortization (defined as amortization and impairments of intangible assets other than goodwill) and depreciation and impairments of property, plant and equipment and goodwill. Adjusted EBIT is income from continuing operations before income taxes less Financial income (expense), net and Income (loss) from investments accounted for using the equity method, net.

To assist key management personnel in making decisions concerning the management of Siemens’ capital, Siemens internally reports information concerning adjusted industrial net debt on a regular basis to its key management personnel. Therefore, Siemens believes that adjusted industrial net debt also provides useful information to investors.

Limitations associated with Siemens’ supplemental financial measures

The supplemental financial measures reported by Siemens may be subject to limitations as analytical tools. In particular:

•	With respect to adjusted or organic growth rates of Revenue and new orders: These measures are not adjusted for other effects, such as increases or decreases in prices or quantity/volume.

•	With respect to book-to-bill ratio: The use of this measure is inherently limited by the fact that it is a ratio and thus does not provide information as to the absolute number of orders received by Siemens or the absolute amount of products and services shipped and billed by it.

•	With respect to Free cash flow: Free cash flow is not a measure of cash generated by operations that is available exclusively for discretionary expenditures. This is, because in addition to capital expenditures needed to maintain or grow its business Siemens requires cash for a wide variety of non-discretionary expenditures, such as interest and principal payments on outstanding debt, dividend payments or other operating expenses.

•	With respect to earnings effects from purchase price allocation (PPA effects) and integration costs: The fact that the profit margin is adjusted for these effects does not mean that they do not impact profit of the relevant segment in the Consolidated Financial Statements.

•	With respect to net debt and adjusted industrial net debt: Siemens typically uses a considerable portion of its cash, cash equivalents and available-for-sale financial assets at any given time for purposes other than debt reduction. Therefore, the fact that these items are excluded from net debt does not mean that they are used exclusively for debt repayment.

Compensation for limitations associated with Siemens’ supplemental financial measures

Siemens provides a quantitative reconciliation of supplemental financial measures to the most directly comparable IFRS financial measures within this document and Siemens encourages investors to review those reconciliations carefully.

Quantitative reconciliations of Siemens’ supplemental financial measures

The following indicates where quantitative reconciliations of supplemental financial measures to the most comparable IFRS financial measures may be found. The values presented in the reconciliations can generally be derived from the Consolidated Financial Statements and the Notes to Consolidated Financial Statements within this document.

Adjusted or organic growth rates of revenue and new orders

For a quantitative reconciliation of adjusted or organic growth rates of Revenue and new orders to unadjusted growth rates of Revenue and new orders, see

•	“Fiscal 2009 compared to fiscal 2008—Results of Siemens,”

•	“Fiscal 2009 compared to fiscal 2008—Segment information analysis,”

•	“Fiscal 2008 compared to fiscal 2007—Results of Siemens,”

•	“Fiscal 2008 compared to fiscal 2007—Segment information analysis.”

Free cash flow

For a quantitative reconciliation of Free cash flow to Net cash provided by (used in) operating activities, see

•	“Liquidity and capital resources—Cash flow—Fiscal 2009 compared to fiscal 2008,”

•	“Liquidity and capital resources—Cash flow—Fiscal 2008 compared to fiscal 2007,” and

•	“Note 37 to Consolidated Financial Statements.”

Earnings effect from purchase price allocation (PPA effects) and integration costs

If we report a profit margin impact due to PPA effects and integration costs effects, we also report the related absolute values of the PPA effects and integration costs. The percentage points derived enable investors to determine a profit margin including these effects.

Net debt and adjusted industrial net debt:

For a quantitative reconciliation of net debt to total debt, see “Liquidity and capital resources—Capital resources and requirements.” For a reconciliation of adjusted industrial net debt, see “Note 28 to Consolidated Financial Statements.”

ITEM 6:	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Management

In accordance with the German Stock Corporation Act (Aktiengesetz, AktG), we have a Supervisory Board and a Managing Board. The two boards are separate and no individual may simultaneously be a member of both boards. The Managing Board is responsible for managing our business in accordance with applicable laws, our Articles of Association and the Bylaws of the Managing Board. It represents us in our dealings with third parties. The Supervisory Board appoints and removes the members of the Managing Board. The Supervisory Board oversees our management but is not permitted to make management decisions.

In carrying out its duties, each member of the Managing Board and Supervisory Board must exercise the standard of care of a prudent and diligent businessman, and is liable to Siemens for damages if it fails to do so. Each board is required to take into account a broad range of considerations in their decisions, including the interests of Siemens and those of its shareholders, employees and creditors. The Managing Board is required to respect the rights of shareholders to be treated on an equal basis and to receive equal information. The Managing Board is also required to ensure appropriate risk management within Siemens and to establish an internal control system.

The Supervisory Board has comprehensive monitoring functions. To ensure that these functions are carried out properly, the Managing Board must, among other things, regularly report to the Supervisory Board with regard to current business operations and future business planning. The Supervisory Board is also entitled to request special reports at any time.

As a general rule under German law, a shareholder has no direct recourse against either the members of the Managing Board or the Supervisory Board in the event that they are believed to have breached a duty to Siemens. Apart from insolvency and other special circumstances, only Siemens may assert a claim for damages against members of either board. Moreover, we may only waive these damages or settle these claims if at least three years have passed and if the shareholders approve the waiver or settlement at a shareholders’ meeting with a simple majority of the votes cast, provided that opposing shareholders do not hold, in the aggregate, one-tenth or more of our share capital and do not have their opposition formally noted in the minutes maintained by a German notary.

Supervisory Board

As required by our Articles of Association and German law, our Supervisory Board currently consists of 20 members. Ten were elected by our shareholders and ten were elected by our employees. The shareholders may remove any member of the Supervisory Board they have elected in a shareholders’ meeting by a simple majority of the votes cast. The employee representatives may be removed by the employee assembly that elected them with a majority of three-quarters of the votes cast.

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

Each member of the Supervisory Board is elected for a maximum term of approximately five years, which expires at the end of the Annual Shareholders’ Meeting in which the shareholders discharge the Supervisory Board member for the fourth fiscal year following the fiscal year in which it was elected. Our Articles of Association establish the compensation of the Supervisory Board members. For further details, see “—Compensation report.”

The following table sets forth the names of the members of our Supervisory Board, their dates of birth, the expiration of their respective terms, their board positions and principal occupations, and their principal outside directorships at September 30, 2009:

Companies at which
	Date of	Term	Board position and	Supervisory Board and similar
Name	birth	expires	principal occupation	positions were held

Dr. Gerhard Cromme	2/25/1943	Annual Shareholders’ Meeting 2013	Chairman of the Supervisory Board; Chairman of the Supervisory Board, ThyssenKrupp AG	Allianz SE; Axel Springer AG; ThyssenKrupp AG; Compagnie de Saint-Gobain S.A.
Berthold Huber(1)	2/15/1950	Annual Shareholders’ Meeting 2013	First Deputy Chairman; First Chairman, IG Metall	Audi AG; Porsche Automobil Holding SE
Ralf Heckmann(1)(2)	7/19/1949		Former First Deputy Chairman; Chairman of the Central Works Council, Siemens AG	—
Dr. Josef Ackermann	2/7/1948	Annual Shareholders’ Meeting 2013	Second Deputy Chairman; Chairman of the Management Board, Deutsche Bank AG	Belenos Clean Power Holding Ltd.; Royal Dutch Shell plc
Lothar Adler(1)	2/22/1949	Annual Shareholders’ Meeting 2013	Member; Chairman of the Central Works Council, Siemens AG	—
Jean-Louis Beffa	8/11/1941	Annual Shareholders’ Meeting 2013	Member; Chairman of the Board of Directors of Compagnie de Saint-Gobain S.A.	BNP Paribas; Claude Bernard Participations SAS; Compagnie de Saint-Gobain S.A.; GDF SUEZ S.A.; Groupe Bruxelles Lambert; Le Monde S.A.; Le Monde & Partenaires Associés S.A.S.; Saint-Gobain Corporation; Société Editrice du Monde S.A.
Gerd von Brandenstein	4/6/1942	Annual Shareholders’ Meeting 2013	Member; Economist	DEGEWO Deutsche Gesellschaft zur Förderung des Wohnungsbaues, gemeinnützige Aktiengesellschaft
Michael Diekmann	12/23/1954	Annual Shareholders’ Meeting 2013	Member; Chairman of the Board of Management of Allianz SE	Allianz Deutschland AG; Allianz Global Investors AG; BASF SE; Linde AG; Allianz S.p.A.; Assurances Générales de France
Dr. Hans Michael Gaul	3/2/1942	Annual Shareholders’ Meeting 2013	Member	Evonik Industries AG; EWE Aktiengesellschaft; HSBC Trinkaus & Burkhardt AG; IVG Immobilien AG; VNG-Verbundnetz Gas AG; Volkswagen AG

Companies at which
	Date of	Term	Board position and	Supervisory Board and similar
Name	birth	expires	principal occupation	positions were held

Prof. Dr. Peter Gruss	6/28/1949	Annual Shareholders’ Meeting 2013	Member; President of the Max Planck Society for the Advancement of Science e.V.	Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München
Bettina Haller(1)	3/14/1959	Annual Shareholders’ Meeting 2013	Member; Chairwoman of the Combine Works Council, Siemens AG	—
Hans-Jürgen Hartung(1)(2)	3/10/1952	Annual Shareholders’ Meeting 2013	Member; Chairman of the Works Council, Siemens Energy Sector, Erlangen, Germany	—
Heinz Hawreliuk(1)(3)	3/20/1947		Former Member; Member, IG Metall	—
Harald Kern(1)	3/16/1960	Annual Shareholders’ Meeting 2013	Member; Member of the Central Works Council, Siemens AG; Deputy Chairman of the Siemens Europe Committee	—
Dr. Nicola Leibinger-Kammüller	12/15/1959	Annual Shareholders’ Meeting 2013	Member; President and Chairwoman of the Managing Board of TRUMPF GmbH + Co. KG	Claas Kommanditgesellschaft auf Aktien mbH; Deutsche Lufthansa AG; Voith AG
Werner Mönius(1)	5/16/1954	Annual Shareholders’ Meeting 2013	Member; Chairman of the Siemens Europe Committee	—
Håkan Samuelsson	3/19/1951	Annual Shareholders’ Meeting 2013	Member; Chairman of the Executive Board of MAN SE (until 11/23/2009)	MAN Diesel SE; MAN Ferrostaal AG; MAN Nutzfahrzeuge AG; manroland AG; MAN Turbo AG; RENK Aktiengesellschaft; MAN Latin America S.A.
Dieter Scheitor(1)	11/23/1950	Annual Shareholders’ Meeting 2013	Member; Physicist; Trade Union Commissioner for Siemens, IG Metall	—
Dr. Rainer Sieg(1)	12/20/1948	Annual Shareholders’ Meeting 2013	Member; Chairman of the Committee of Spokespersons, Siemens group; Chairman of the Central Committee of Spokespersons, Siemens AG	—
Birgit Steinborn(1)	3/26/1960	Annual Shareholders’ Meeting 2013	Member; Deputy Chairwoman of the Central Works Council, Siemens AG	—
Lord Iain Vallance of Tummel	5/20/1943	Annual Shareholders’ Meeting 2013	Member; Chairman, Amsphere Ltd.	—
Sibylle Wankel(1)(3)	3/3/1964	Annual Shareholders’ Meeting 2013	Member; Attorney, Bavarian Regional Headquarters, IG Metall	Vaillant GmbH; ZEPPELIN GmbH

(1)	Employee representatives.

(2)	Ralf Heckmann ceased to be a member of the Supervisory Board on January 27, 2009. In his place, Hans-Jürgen Hartung was appointed by court order as a member of the Supervisory Board.

(3)	Heinz Hawreliuk ceased to be a member of the Supervisory Board on March 31, 2009. He was succeeded by Sibylle Wankel, a substitute member of the Supervisory Board, on April 1, 2009.

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

Name of committee	Current members

Chairman’s Committee	Chairman Dr. Gerhard Cromme, Lothar Adler (since January 27, 2009),(1) Ralf Heckmann (until January 27, 2009),(1) Dr. Josef Ackermann, Berthold Huber.(1)
Audit Committee	Chairman Dr. Hans Michael Gaul, Dr. Gerhard Cromme, Bettina Haller (since April 28, 2009),(1) Ralf Heckmann (until January 27, 2009),(1) Heinz Hawreliuk (until March 31, 2009),(1) Dieter Scheitor,(1) Birgit Steinborn (since January 27, 2009),(1) Lord Iain Vallance of Tummel.
Compliance Committee	Chairman Dr. Gerhard Cromme, Lothar Adler (since January 27, 2009),(1) Ralf Heckmann (until January 27, 2009),(1) Dr. Hans Michael Gaul, Bettina Haller,(1) Heinz Hawreliuk (until March 31, 2009),(1) Lord Iain Vallance of Tummel, Sibylle Wankel (since April 28, 2009).(1)
Finance and Investment Committee	Chairman Dr. Gerhard Cromme, Lothar Adler,(1) Jean-Louis Beffa (since April 28, 2009), Gerd von Brandenstein, Werner Mönius (since April 28, 2009),(1) Håkan Samuelsson, Dieter Scheitor,(1) Birgit Steinborn.(1)
Nominating Committee	Chairman Dr. Gerhard Cromme, Dr. Josef Ackermann, Dr. Hans Michael Gaul.
Mediation Committee	Chairman Dr. Gerhard Cromme, Lothar Adler (since January 27, 2009),(1) Ralf Heckmann (until January 27, 2009),(1) Dr. Josef Ackermann, Berthold Huber.(1)

(1)	Employee representatives.

The business address of the members of our Supervisory Board is the same as our business address, Wittelsbacherplatz 2, D-80333 Munich, Germany, care of Dr. Gerhard Cromme.

Managing Board

As of January 1, 2008, the Company has implemented changes to the Managing Board of Siemens AG. In the new Managing Board structure, the previous distinction between the Managing Board and the Corporate Executive Committee was eliminated. As of September 30, 2009, our Managing Board consisted of 8 members.

Under our Articles of Association, our Supervisory Board determines the Managing Board’s size, although it must have more than one member. Under German law, the Managing Board is responsible for all management matters, including the following which are specifically reserved to the Managing Board:

•	preparation of the annual financial statements;

•	the calling of the Annual Shareholders’ Meeting (unless applicable law requires otherwise) and preparation and execution of the resolutions; and

•	reports to the Supervisory Board and the Annual Shareholders’ Meeting concerning certain matters.

Our Managing Board has one committee, the Equity and Employee Stock Committee, which is authorized to make certain decisions without seeking the approval of the full Managing Board. The Equity and Employee Stock Committee is responsible for certain capital measures as well as for the issuance of employee stock, including the determination of the terms of such issuances. The members of this committee are President and CEO Peter Löscher, Executive Vice-President and CFO Joe Kaeser and Executive Vice-President Prof. Dr. Siegfried Russwurm.

The Supervisory Board appoints the members of the Managing Board for a maximum term of five years. They may be re-appointed or have their term extended for one or more terms of up to a maximum of five years each. The Supervisory Board may remove a member of the Managing Board prior to the expiration of its term for good cause, generally by a two-thirds majority of the votes cast. According to the Managing Board’s Bylaws, the age of a member of the Managing Board shall not exceed 65.

According to the Managing Board’s Bylaws, decisions of the Managing Board shall be taken unanimously whenever possible. If unanimity cannot be achieved, a decision shall require a simple majority of votes cast unless applicable law requires a larger majority. The President of the Managing Board shall have the deciding vote in the event of a deadlock.

The following table sets forth the names of the members of our Managing Board, their dates of birth, the expiration of their respective terms, their current positions and their principal outside directorships at September 30, 2009:

Companies at which
	Date of	Term		Supervisory Board and similar
Name	birth	expires	Current position	positions were held

Peter Löscher	9/17/1957	3/31/2012	President and CEO	Münchener Rückversicherungs- Gesellschaft Aktiengesellschaft in München
Joe Kaeser	6/23/1957	3/31/2011	Executive Vice-President and CFO	Allianz Deutschland AG; Bayerische Börse AG; Enterprise Networks Holdings B.V.
Wolfgang Dehen	2/9/1954	3/31/2012	Executive Vice-President	TÜV Süd AG
Dr. Heinrich Hiesinger	5/25/1960	3/31/2012	Executive Vice-President	Deutsche Messe Aktiengesellschaft; INPRO Innovationsgesellschaft für fortgeschrittene Produktionssysteme in der Fahrzeugindustrie mbH
Barbara Kux(1)	2/26/1954	11/16/2013	Executive Vice-President	ZF Friedrichshafen AG; Firmenich International SA
Jim Reid-Anderson(2)	4/12/1959		Former Executive Vice-President	—
Prof. Dr. Hermann Requardt	2/11/1955	3/31/2011	Executive Vice-President	—
Prof. Dr. Siegfried Russwurm	6/27/1963	3/31/2012	Executive Vice-President	—
Peter Y. Solmssen	1/24/1955	3/31/2012	Executive Vice-President	—

(1)	Barbara Kux was elected as a member of the Managing Board, effective November 17, 2008.

(2)	Jim Reid-Anderson ceased to be a member of the Managing Board, effective November 30, 2008.

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

Managing Board remuneration

The German Act on the Appropriateness of Managing Board Remuneration (Gesetz zur Angemessenheit der Vorstandsvergütung, VorstAG) that came into effect on August 5, 2009, established new requirements with regard to the determination of the amount of compensation to be paid to Managing Board members. The legislators’ aim is to implement incentives through Managing Board remuneration that promote sustainable and long-term oriented business development. This aim is in line with the principles which underlie the system of Managing Board compensation at Siemens. When determining the remuneration, the provisions of the German Stock Corporation Act (Aktiengesetz, AktG) and the German Corporate Governance Code are given due attention.

Siemens reviews the remuneration system for its Managing Board annually on the basis of external market comparisons. At the same time, an assessment is made to determine whether the system is consistent with market practice (DAX comparison). Based on these comparisons, the stock-based compensation was gradually raised to market level in fiscal years 2006 through 2008 (2006: €500,000; 2007: €750,000; 2008: €1,000,000).

In 2008, the Managing Board remuneration system was fundamentally redesigned and aligned with the aim of ensuring long-term sustainability. The introduction of Share Ownership Guidelines applicable worldwide within the Siemens group is an important element of the new system. The members of the Managing Board have undertaken voluntarily to comply with these Guidelines. Under the Guidelines, the members of the Managing Board are required to hold an interest in the Company over the entire period of their membership on the Managing Board equal to a multiple of their base salary (300 percent in the case of the President and CEO, 200 percent in the case of Managing Board members) as an incentive for long-term service. Evidence of required amounts held in Siemens shares must first be provided in March 2012 and thereafter be renewed annually. For Managing Board members who were appointed after October 1, 2008, this deadline period is extended by one year. In the event that the Siemens stock price decreases, Managing Board members have an obligation to acquire additional shares in order to reach the required equivalent amount. As a consequence, over the long term, the Managing Board members will participate in stock market gains as well as in stock market losses of Siemens stock.

Furthermore, since fiscal year 2009, members of the Managing Board may participate in the new Share Matching Plan, which gives them yet another incentive for long-term investment in Siemens shares (for further details of the Plan see below “Other”).

At its meetings on July 29 and September 23, 2009, the Supervisory Board discussed the new legal framework, in particular the alignment of Managing Board remuneration with sustainable management policies. The Bylaws for the Supervisory Board and for the Chairman’s Committee of the Supervisory Board were amended to reflect the distribution of responsibilities between these bodies arising from the new legal regulations. As a result, the total remuneration of each individual member of the Managing Board is determined by the Supervisory Board. In the same way, the Managing Board compensation system is adopted and regularly reviewed by the Supervisory Board. The Chairman’s Committee of the Supervisory Board prepares the relevant resolutions of the Supervisory Board.

In the opinion of experts, the present system of Managing Board compensation already takes account to a large extent of the objectives of the new legal framework. Nevertheless, the Supervisory Board will carefully monitor the further development of the Managing Board compensation system at Siemens.

In fiscal year 2009, the Managing Board remuneration had four components: (i) a fixed annual salary (base salary), (ii) a variable bonus whose amount depends on the achievement of predetermined targets, (iii) stock-based compensation, and (iv) a pension benefit contribution:

•	The fixed compensation component is paid as a monthly salary (base salary). The last increase in the Managing Board’s base salary occured as of April 1, 2006. Upon their appointment, the base salary of current members of the Managing Board was fixed at the pre-April 2006 level and has not been increased since. The base salary of President and CEO Peter Löscher was determined upon his appointment on July 1, 2007, after consultation with an external remuneration expert and has also not been increased since.

•	The variable compensation component (bonus), whose target amount corresponds to approximately 100 percent of the base salary, is accounted for on an annual basis. The bonus is curbed by a payout cap, i.e. the payout can vary between zero and 250 percent. In addition, the payout amount of the bonus that is based on the level of target attainment may be adjusted upward or downward by up to 20 percent at the discretion of the Supervisory Board (discretionary adjustment). As a matter of principle, unique targets are defined for the members of the Managing Board. The target parameters are the same as for senior executives. Our corporate program from which the indicators ROCE, Free cash flow and Revenue growth were selected as appropriate parameters for Managing Board compensation serves as the basis for this. At the same time, these indicators, which are important operational performance measures used by the Company, are employed to set the targets for senior management. The values for ROCE, Free cash flow and Revenue growth are also published as part of the Company’s external financial reporting process. As in the previous year, it was determined ex ante that target achievement in relation to the targets of relevance to the Compliance Program defined for senior management for 2009 shall be considered in the Supervisory Board’s decision on the discretionary adjustment of the payout amounts. The target parameters were predetermined in November 2008 by the Chairman’s Committee of the Supervisory Board. The assessment of target attainment was made by the Supervisory Board in November 2009 in accordance with the new legal requirements.

•	Since fiscal year 2006, the long-term stock-based compensation component has consisted of Siemens stock awards. The applicable general conditions are basically the same for Managing Board members and senior executives. The Siemens stock awards granted for fiscal year 2009 will be settled after a waiting period. The waiting period ends in the third year following the stock award commitment upon of the close of the second day after publication of the results of operation in the third calendar year after the date of the commitment. In the event that extraordinary or unforeseen circumstances arise (e.g. presence of a hostile takeover bid), the Supervisory Board may restrict the stock-based compensation components already granted.

•	Since fiscal year 2005, members of the Managing Board may participate in the Siemens Defined Contribution Benefit Plan (BSAV), the general conditions of which are uniformly applicable to all employees of Siemens AG in Germany. The former retirement benefit system was integrated into the BSAV in October 2004. Under the BSAV, members of the Managing Board receive contributions that are credited to their personal pension account and will be paid out when the pension event occurs. The amount of the annual contributions is based on a predetermined percentage of the base salary and the target bonus. This percentage was set at 28 percent upon introduction of the system in October 2004, after consultation with an external remuneration expert, and has not been adjusted since. A portion of these contributions is used for funding pension commitments earned prior to transfer to the BSAV. Furthermore, special contributions may be granted on the basis of individual decisions. In the past, the level of the contributions was determined by the Chairman’s Committee of the Supervisory Board, while the decision for the fiscal year 2009 was made by the Supervisory Board.

Managing Board contracts concluded in or after June 2007 provide for a compensatory payment on premature termination of membership on the Managing Board without serious cause, the amount of which must not exceed the value of two years’ compensation (severance payment cap).

In the event of a change of control—i.e. if one or several shareholders acting jointly or in concert acquire a majority of the voting rights in Siemens AG and exercise a controlling influence, or if Siemens AG becomes a dependent enterprise as a result of entering into an enterprise contract within the meaning of § 291 of the German Stock Corporation Act, or if Siemens AG is to be merged into an existing corporation or other entity—any member of the Managing Board has the right to terminate his or her contract with the Company if such change of control results in a substantial change in position (e.g. due to a change in corporate strategy or a change in the Managing Board member’s duties and responsibilities). If this right of termination is exercised, the Managing Board member is entitled to receive a severance payment equal to the base salary and target bonus applicable at the time of contract termination for the remaining contractual term of office, but at least for a period of three years. In addition, non-monetary benefits are settled by a cash payment equal to five percent of the severance payment. The stock-based compensation components for which a firm commitment exists will remain unaffected. Stock options may, alternatively, also be exercised at the time of employment contract termination. No severance payments are made if the Managing Board member receives benefits from third parties in connection with a change of control. A right of termination does not exist if the change of control occurs within a period of twelve (12) months prior to a Managing Board member’s retirement. All Managing Board contracts concluded in or after June 2008 provide that severance payments resulting from a change of control are limited to 150 percent of the severance payment cap as recommended by the German Corporate Governance Code.

By resolution dated November 10, 2009, the Supervisory Board determined the values of stock awards and the bonus awards to be granted, after assessing the attainment of the targets set at the start of the fiscal year. Company-wide target achievement totaled 109.9 percent, with target parameters ROCE, Free cash flow and Revenue growth contributing 35 percent, 30 percent and 35 percent, respectively. After taking account of special factors, the target achievement levels were as follows:

•	43.0 percent for target parameter ROCE (target value for 100 percent was 12.5 percent);

•	170.4 percent for target indicator Free cash flow (target value for 100 percent was €3.4 billion);

•	124.9 percent for Revenue growth (based on the actual growth of GDP worldwide in fiscal year 2009, the target value for 100 percent was equivalent to minus 1.1 percent).

The target values for 100 percent were derived from the performance measures and targets described in more detail in Item 4: “Information on the Company—Financial performance measures.”

It was additionally agreed with the members of the Managing Board at the beginning of the fiscal year that the achievement of targets of relevance to the Compliance Program should have priority when determining the bonus payout amounts. Based on this agreement, the Supervisory Board raised the payout amounts of the bonus payments by 15 percent, resulting in a Company-wide degree of target achievement of 126.4 percent to be used as the basis for calculating the bonus payout amounts. In the case of Managing Board members who also head a Sector as CEO, the attainment of Sector-specific targets was additionally taken into account.

For fiscal year 2009, the aggregate cash compensation amounted to €18.0 million (2008: €25.9 million) and total remuneration amounted to €27.3 million (2008: €36.4 million), representing a decrease of 24.93 percent in total compensation.

The following compensation was determined for the members of the Managing Board for fiscal year 2009 (individualized disclosure):

				Fair value of stock-
	Cash compensation			based compensation(1)			Total
	2009	2008		2009	2008		2009	2008
	(Amounts in €)(2)

Managing Board members serving as of September 30, 2009
Peter Löscher	4,618,982	7,338,777		2,500,050	2,500,035		7,119,032	9,838,812
Wolfgang Dehen(3)	2,098,621	1,674,702		1,000,056	1,000,022		3,098,677	2,674,724
Dr. Heinrich Hiesinger	1,611,299	2,176,043		1,000,056	1,000,022		2,611,355	3,176,065
Joe Kaeser	1,832,079	2,463,932		1,000,056	1,000,022		2,832,135	3,463,954
Barbara Kux(4)	1,749,323	—		875,011	—		2,624,334	—
Prof. Dr. Hermann Requardt	1,793,977	2,466,040		1,000,056	1,000,022		2,794,033	3,466,062
Prof. Dr. Siegfried Russwurm(3)	1,809,605	1,770,839	(10)	1,000,056	1,000,022		2,809,661	2,770,861	(10)
Peter Y. Solmssen	1,840,566	4,015,310		1,000,056	1,000,022		2,840,622	5,015,332
Former Managing Board members
Rudi Lamprecht(5)	—	242,232		—	—		—	242,232
Eduardo Montes(5)(6)	—	212,258		—	—		—	212,258
Dr. Jürgen Radomski(5)(7)	—	736,581		—	—		—	736,581
Jim Reid-Anderson(8)	584,921	813,719	(10)	—	1,000,022		584,921	1,813,741	(10)
Prof. Dr. Erich R. Reinhardt(6)(9)	—	1,304,184	(10)	—	1,000,022	(11)	—	2,304,206	(10)
Dr. Uriel J. Sharef(5)	—	243,783		—	—		—	243,783
Prof. Dr. Klaus Wucherer(5)	—	425,854		—	—		—	425,854

Total	17,939,373	25,884,254		9,375,397	10,500,211		27,314,770	36,384,465

(1)	The fair values of entitlements to matching shares under the Share Matching Plan are not included hereunder; for details see “Other” below.

(2)	The fair values of the stock-based compensation relate to stock awards granted in November 2009 and 2008 for fiscal years 2009 and 2008, respectively.

(3)	Wolfgang Dehen and Prof. Dr. Siegfried Russwurm were elected full members of the Managing Board effective January 1, 2008.

(4)	Barbara Kux was elected a full member of the Managing Board effective November 17, 2008.

(5)	Rudi Lamprecht, Eduardo Montes, Dr. Jürgen Radomski, Dr. Uriel J. Sharef and Prof. Dr. Klaus Wucherer resigned from the Managing Board effective December 31, 2007.

(6)	Deputy members of the Managing Board until December 31, 2007.

(7)	On November 12, 2008, the Chairman’s Committee of the Supervisory Board resolved, in view of the damage claims asserted against former Managing Board members, to exercise a right of lien or retention on the payment of annual and long-term bonuses to Dr. Jürgen Radomski.

(8)	Jim Reid-Anderson was elected a full member of the Managing Board effective May 1, 2008 and resigned from the Managing Board effective November 30, 2008.

(9)	Prof. Dr. Erich R. Reinhardt was elected a full member of the Managing Board effective January 1, 2008 and resigned from the Managing Board, effective April 30, 2008.

(10)	Against the backdrop of an ROCE revision for Siemens worldwide, the Chairman’s Committee of the Supervisory Board decided to retroactively make a minor adjustment to the variable compensation components of Jim Reid-Anderson, Prof. Dr. Siegfried Russwurm and Prof. Dr. Ericht R. Reinhardt. The relevant prior year’s amounts in the above table reflect this adjustment and therefore differ slightly from the amounts stated in the Compensation Report 2008.

(11)	15,494 stock awards with a fair value of €583,349 were granted to Prof. Dr. Erich R. Reinhardt in his capacity as member of the Managing Board; 11,067 stock awards with a fair value of €416,673 were granted to him pursuant to the service agreement in place as of the date of his mutually agreed-upon early resignation from the Managing Board.

Jim Reid-Anderson resigned as a member of the Managing Board on November 30, 2008 for personal reasons and left the Company. His entitlement to contractual remuneration as a Managing Board member was met until November 30, 2008. Mr. Reid-Anderson will serve the Company in a consulting capacity until March 31, 2010. In this capacity, he is supporting the Healthcare Sector in the U.S., in particular with the integration of the diagnostics business. The monthly consulting fee amounts to U.S.$37,500. In addition, a post-contractual non-compete agreement was signed with Mr. Reid-Anderson that is effective for a period of 16 months beginning on December 1, 2008. As compensation for this, Mr. Reid-Anderson will be paid a total amount of U.S.$2,769,995. Of this total, he received U.S.$1,846,667 as a one-time payment in December 2008; the rest will be paid in monthly installments of U.S.$57,708 each.

The following table presents the individualized details of cash compensation:

	Cash compensation
						Long
				Annual		term
	Salary		Bonus	bonus		bonus		Other(1)		Total
	2009	2008	2009	2008		2008		2009	2008	2009	2008
	(Amounts in €)

Managing Board members serving as of September 30, 2009
Peter Löscher	1,980,000	1,980,000	2,552,512	1,972,530		2,085,473		86,470	1,300,774	4,618,982	7,338,777
Wolfgang Dehen(2)	780,000	585,000	1,268,717	581,357		460,442		49,904	47,903	2,098,621	1,674,702
Dr. Heinrich Hiesinger	780,000	780,000	795,549	675,521		676,699		35,750	43,823	1,611,299	2,176,043
Joe Kaeser	780,000	780,000	985,624	761,670		854,995		66,455	67,267	1,832,079	2,463,932
Barbara Kux(3)	680,333	—	862,421	—		—		206,569	—	1,749,323	—
Prof. Dr. Hermann Requardt	780,000	780,000	953,646	761,670		862,325		60,331	62,045	1,793,977	2,466,040
Prof. Dr. Siegfried Russwurm(2)	780,000	585,000	985,624	571,253		583,630	(9)	43,981	30,956	1,809,605	1,770,839	(9)
Peter Y. Solmssen	780,000	780,000	985,624	761,670		761,670		74,942	1,711,970	1,840,566	4,015,310
Former Managing Board members
Rudi Lamprecht(4)	—	234,000	—	—		—		—	8,232	—	242,232
Eduardo Montes(4)(5)	—	195,000	—	—		—		—	17,258	—	212,258
Dr. Jürgen Radomski(4)(6)	—	234,000	—	228,501		266,683		—	7,397	—	736,581
Jim Reid-Anderson(7)	130,000	325,000	193,994	242,492	(9)	242,492	(9)	260,927	3,735	584,921	813,719	(9)
Prof. Dr. Erich R. Reinhardt(5)(8)	—	455,000	—	324,389	(9)	503,740	(9)	—	21,055	—	1,304,184	(9)
Dr. Uriel J. Sharef(4)	—	234,000	—	—		—		—	9,783	—	243,783
Prof. Dr. Klaus Wucherer(4)	—	234,000	—	—		—		—	191,854	—	425,854

Total	7,470,333	8,181,000	9,583,711	6,881,053		7,298,149		885,329	3,524,052	17,939,373	25,884,254

(1)	Other compensation includes non-cash benefits arising, for example, from the provision of company cars in the amount of €184,643 (2008: €212,395), subsidized insurance in the amount of €60,657 (2008: €65,978), and reimbursement of legal and/or tax advice fees, accommodation and moving expenses in the amount of €640,029 (2008: €3,245,679).

(2)	Wolfgang Dehen and Prof. Dr. Siegfried Russwurm were elected full members of the Managing Board effective January 1, 2008.

(3)	Barbara Kux was elected a full member of the Managing Board effective November 17, 2008.

(4)	Rudi Lamprecht, Eduardo Montes, Dr. Jürgen Radomski, Dr. Uriel J. Sharef and Prof. Dr. Klaus Wucherer resigned from the Managing Board effective December 31, 2007.

(5)	Deputy members of the Managing Board until December 31, 2007.

(6)	On November 12, 2008, the Chairman’s Committee of the Supervisory Board resolved, in view of the damage claims asserted against former Managing Board members, to exercise a right of lien or retention on the payment of annual and long-term bonuses to Dr. Jürgen Radomski.

(7)	Jim Reid-Anderson was elected a full member of the Managing Board effective May 1, 2008 and resigned from the Managing Board effective November 30, 2008.

(8)	Prof. Dr. Erich R. Reinhardt was elected a full member of the Managing Board effective January 1, 2008 and resigned from the Managing Board effective April 30, 2008.

(9)	Against the backdrop of an ROCE revision for Siemens worldwide, the Chairman’s Committee of the Supervisory Board decided to retroactively make a minor adjustment to the variable compensation components of Jim Reid-Anderson, Prof. Dr. Siegfried Russwurm and Prof. Dr. Erich R. Reinhardt. The relevant prior year’s amounts in the above table reflect this adjustment and therefore differ slightly from the amounts stated in the Compensation Report 2008.

To compensate her for the stock-based payment forfeited as a result of her change from Royal Philips Electronics, The Netherlands, to Siemens AG, Barbara Kux was promised a total amount of €340,000. It was agreed with Ms. Kux that the Company will add this amount to her Siemens Defined Contribution Benefit Plan (BSAV) in January 2010.

Both the number of units and the values of the stock-based compensation component are shown in the following table. The stock awards were recorded at the closing price of the Siemens stock in Xetra trading of the Siemens stock on the date of commitment less the present value of dividends expected during the waiting period, because stock awards are not eligible to receive dividends. The resulting value amounted to €60.79 (2008: €37.65).

Accordingly, stock-based compensation was as follows:

	Number of units			Fair value
	Stock awards(2)			Stock awards(2)
Stock-based compensation(1)	2009	2008		2009	2008
	(Amounts in number of units or €)(3)

Managing Board members serving as of September 30, 2009
Peter Löscher	41,126	66,402		2,500,050	2,500,035
Wolfgang Dehen(4)	16,451	26,561		1,000,056	1,000,022
Dr. Heinrich Hiesinger	16,451	26,561		1,000,056	1,000,022
Joe Kaeser	16,451	26,561		1,000,056	1,000,022
Barbara Kux(5)	14,394	—		875,011	—
Prof. Dr. Hermann Requardt	16,451	26,561		1,000,056	1,000,022
Prof. Dr. Siegfried Russwurm(4)	16,451	26,561		1,000,056	1,000,022
Peter Y. Solmssen	16,451	26,561		1,000,056	1,000,022
Former Managing Board members
Jim Reid-Anderson(6)	—	26,561		—	1,000,022
Prof. Dr. Erich R. Reinhardt(7)	—	26,561	(8)	—	1,000,022	(8)

Total	154,226	278,890		9,375,397	10,500,211

(1)	The fair values of entitlements to matching shares under the Share Matching Plan are not included hereunder; for details see “Other” below.

(2)	The stock awards will be settled after a waiting period. The waiting period ends in the third year following the stock award commitment upon the close of the second day after publication of the results of operation in the third calendar year after the date of the commitment. Under the stock award agreement, the eligible recipients will receive a corresponding number of Siemens shares without additional payment.

(3)	The fair value of the stock-based compensation relates to stock awards granted in November 2009 and 2008 for fiscal years 2009 and 2008, respectively.

(4)	Wolfgang Dehen and Prof. Dr. Siegfried Russwurm were elected full members of the Managing Board effective January 1, 2008.

(5)	Barbara Kux was elected a full member of the Managing Board effective November 17, 2008.

(6)	Jim Reid-Anderson was elected a full member of the Managing Board effective May 1, 2008 and resigned from the Managing Board effective November 30, 2008. The stock awards granted to him were forfeited upon his early resignation from the Managing Board.

(7)	Prof. Dr. Erich R. Reinhardt was elected a full member of the Managing Board effective January 1, 2008 and resigned from the Managing Board effective April 30, 2008.

(8)	15,494 stock awards with a fair value of €583,349 were granted to Prof. Dr. Erich R. Reinhardt in his capacity as member of the Managing Board; 11,067 stock awards with a fair value of €416,673 were granted to him pursuant to the service agreement in place as of the date of his mutually agreed-upon early resignation from the Managing Board.

The following tables contain information concerning the stock awards and stock options held by members of the Managing Board that were components of the stock-based compensation in fiscal year 2009 and prior years. The stock options were issued for fiscal years 1999 through 2005 under the terms and conditions of the 1999 and 2001 Siemens Stock Option Plans approved by the Annual Shareholders’ Meetings on February 18, 1999 and February 22, 2001 (for details on the Siemens Stock Option Plans, see “Notes to Consolidated Financial Statements”).

	Balance at
	beginning		Granted		Vested		Forfeited		Balance at the end
	of fiscal year 2009		during fiscal year		during fiscal year		during fiscal year		of fiscal year 2009(1)
		Weighted		Weighted		Weighted		Weighted		Weighted
		average		average		average		average		average
		grant-date		grant-date		grant-date		grant-date		grant-date
Stock awards	Awards	fair value	Awards	fair value	Awards	fair value	Awards	fair value	Awards	fair value
	(Amounts in number of units or €)

Managing Board members serving as of September 30, 2009
Peter Löscher	10,211	97.94	66,402	37.65	—	—	—	—	76,613	45.69
Wolfgang Dehen(2)	5,233	62.15	26,561	37.65	1,190	55.63	—	—	30,604	41.14
Dr. Heinrich Hiesinger	12,081	85.06	26,561	37.65	978	55.63	—	—	37,664	52.39
Joe Kaeser	13,875	82.95	26,561	37.65	850	55.63	—	—	39,586	53.14
Barbara Kux(3)	—	—	—	—	—	—			—	—
Prof. Dr. Hermann Requardt	12,857	83.77	26,561	37.65	935	55.63	—	—	38,483	52.62
Prof. Dr. Siegfried Russwurm(2)	3,362	75.75	26,561	37.65	383	55.63	—	—	29,540	41.75
Peter Y. Solmssen	—	—	26,561	37.65	—	—	—	—	26,561	37.65
Former Managing Board members
Jim Reid-Anderson(4)	—	—	26,561	37.65	—	—	26,561	37.65	—	—

Total	57,619	83.92	252,329	37.65	4,336	55.63	26,561	37.65	279,051	46.93

(1)	Amounts do not include stock awards granted in November 2009 for fiscal year 2009. For details see above. However, these amounts may include stock awards received as compensation by the Managing Board member before appointment to the Managing Board.

(2)	Wolfgang Dehen and Prof. Dr. Siegfried Russwurm were elected full members of the Managing Board effective January 1, 2008.

(3)	Barbara Kux was elected a full member of the Managing Board effective November 17, 2008.

(4)	Jim Reid-Anderson was elected a full member of the Managing Board effective May 1, 2008 and resigned from the Managing Board effective November 30, 2008.

Balance at the
	Balance at beginning		Granted		Exercised		Forfeited		end of fiscal year
	of fiscal year 2009		during fiscal year		during fiscal year		during fiscal year		2009(1)
		Weighted		Weighted		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average	Number	average	Number	average
	of	exercise	of	exercise	of	exercise	of	exercise	of	exercise
Stock options	options	price	options	price	options	price	options	price	options	price
(Amounts in number of units or €)

Managing Board members serving as of September 30, 2009
Peter Löscher	—	—	—	—	—	—	—	—	—	—
Wolfgang Dehen(2)	—	—	—	—	—	—	—	—	—	—
Dr. Heinrich Hiesinger	23,755	73.56	—	—	—	—	—	—	23,755	73.56
Joe Kaeser	32,850	73.50	—	—	—	—	11,000	73.25	21,850	73.62
Barbara Kux(3)	—	—	—	—	—	—	—	—	—	—
Prof. Dr. Hermann Requardt	27,480	73.74	—	—	—	—	—	—	27,480	73.74
Dr. Siegfried Russwurm(2)	—	—	—	—	—	—	—	—	—	—
Peter Y. Solmssen	—	—	—	—	—	—	—	—	—	—
Former Managing Board members
Jim Reid-Anderson(4)	—	—	—	—	—	—	—	—	—	—

Total	84,085	73.60	—	—	—	—	11,000	73.25	73,085	73.65

(1)	Amounts may include stock options received as compensation by the Managing Board member before appointment to the Managing Board.

(2)	Wolfgang Dehen and Prof. Dr. Siegfried Russwurm were elected full members of the Managing Board effective January 1, 2008.

(3)	Barbara Kux was elected a full member of the Managing Board effective November 17, 2008.

(4)	Jim Reid-Anderson was elected a full member of the Managing Board effective May 1, 2008 and resigned from the Managing Board effective November 30, 2008.

		Options outstanding		Options exercisable
		at September 30, 2009		at September 30, 2009
			Weighted		Weighted
		Number	average	Number of	average
		of options	remaining life	options	remaining life
Stock options	Exercise price	outstanding	(in years)	exercisable	(in years)
	(Amounts in number of units or in €)

Managing Board members serving as of September 30, 2009
Peter Löscher	—	—	—	—	—
Wolfgang Dehen(1)	—	—	—	—	—
Dr. Heinrich Hiesinger	72.54	11,910	0.1	11,910	0.1
Dr. Heinrich Hiesinger	74.59	11,845	1.2	11,845	1.2
Joe Kaeser	72.54	10,355	0.1	10,355	0.1
Joe Kaeser	74.59	11,495	1.2	11,495	1.2
Barbara Kux(2)	—	—	—	—	—
Prof. Dr. Hermann Requardt	72.54	11,390	0.1	11,390	0.1
Prof. Dr. Hermann Requardt	74.59	16,090	1.2	16,090	1.2
Prof. Dr. Siegfried Russwurm(1)	—	—	—	—	—
Peter Y. Solmssen	—	—	—	—	—
Former Managing Board members
Jim Reid-Anderson(3)	—	—	—	—	—

Total	73.65	73,085	—	73,085	—

(1)	Wolfgang Dehen and Prof. Dr. Siegfried Russwurm were elected full members of the Managing Board effective January 1, 2008.

(2)	Barbara Kux was elected a full member of the Managing Board effective November 17, 2008.

(3)	Jim Reid-Anderson was elected a full member of the Managing Board effective May 1, 2008 and resigned from the Managing Board effective November 30, 2008.

Weighted
average market
price on date
Stock options exercised in fiscal year 2009	Number of options	of exercise
(Amounts in number of units or in €)

Managing Board members serving as of September 30, 2009
Peter Löscher	—	—
Wolfgang Dehen(1)	—	—
Dr. Heinrich Hiesinger	—	—
Joe Kaeser	—	—
Barbara Kux(2)	—	—
Prof. Dr. Hermann Requardt	—	—
Prof. Dr. Siegfried Russwurm(1)	—	—
Peter Y. Solmssen	—	—
Former Managing Board members
Jim Reid-Anderson(3)	—	—

Total	—	—

(1)	Wolfgang Dehen and Prof. Dr. Siegfried Russwurm were elected full members of the Managing Board effective January 1, 2008.

(2)	Barbara Kux was elected a full member of the Managing Board effective November 17, 2008.

(3)	Jim Reid-Anderson was elected a full member of the Managing Board effective May 1, 2008 and resigned from the Managing Board effective November 30, 2008.

	Fiscal year
Individualized expense from stock-based compensation and under the Share Matching Plan	2009	2008
	(Amounts in €)

Managing Board members serving as of September 30, 2009
Peter Löscher	1,097,255	305,576
Wolfgang Dehen(1)	463,803	84,238
Dr. Heinrich Hiesinger	696,222	300,575
Joe Kaeser	730,740	331,341
Barbara Kux(2)	—	—
Prof. Dr. Hermann Requardt	697,302	313,658
Prof. Dr. Siegfried Russwurm(1)	483,864	71,402
Peter Y. Solmssen	440,007	—
Former Managing Board members
Rudi Lamprecht(3)	—	2,240,924
Eduardo Montes(3)(4)	—	636,506
Dr. Jürgen Radomski(3)	—	689,569
Jim Reid-Anderson(5)	—	—
Prof. Dr. Erich R. Reinhardt(4)(6)	633,652	328,358
Dr. Uriel J. Sharef(3)	—	3,673,386
Prof. Dr. Klaus Wucherer(3)	—	3,053,623

Total	5,242,845	12,029,155

(1)	Wolfgang Dehen and Prof. Dr. Siegfried Russwurm were elected full members of the Managing Board effective January 1, 2008.

(2)	Barbara Kux was elected a full member of the Managing Board effective November 17, 2008.

(3)	Rudi Lamprecht, Eduardo Montes, Dr. Jürgen Radomski, Dr. Uriel J. Sharef and Prof. Dr. Klaus Wucherer resigned from the Managing Board effective December 31, 2007.

(4)	Deputy members of the Managing Board until December 31, 2007.

(5)	Jim Reid-Anderson was elected a full member of the Managing Board effective May 1, 2008 and resigned from the Managing Board effective November 30, 2008.

(6)	Prof. Dr. Erich R. Reinhardt was elected a full member of the Managing Board effective January 1, 2008 and resigned from the Managing Board effective April 30, 2008.

Pension benefit commitments—The amount of the contributions to the Siemens Defined Contribution Benefit Plan (BSAV) is determined annually by the Supervisory Board. The contributions under the BSAV are added to the personal pension account each January following the close of the fiscal year, with value date on January 1. Until the beneficiary’s time of retirement, the pension account is credited on January 1 each year with an annual interest payment (guaranteed interest).

For fiscal year 2009, the members of the Managing Board were granted contributions under the BSAV totaling €4.5 million (2008: €15.1 million), based on a resolution of the Supervisory Board dated November 10, 2009. Of this amount, €0.1 million (2008: €0.2 million) relates to funding of pension commitments earned prior to transfer to the BSAV and the remaining €4.4 million (2008: €14.9 million) to contributions granted under the BSAV.

The following table shows, among other things, individualized details of the contributions (additions) under the BSAV attributable to the members of the Managing Board for fiscal year 2009.

									Of which, funding	Of which, funding
									of pension	of pension
	Balance		Balance		Total		Total		commitments earned	commitments earned	Of which,	Of which,
	of BSAV account		of BSAV account		contributions		contributions		prior to transfer	prior to transfer	contributions	contributions to
	at September 30,		at September 30,		for fiscal		for fiscal		to BSAV	to BSAV	to BSAV account	BSAV account
Defined Contribution Benefit Plan (BSAV)	2009(1)		2008(1)		2009		2008		2009	2008	2009	2008
	(Amounts in €)

Managing Board members serving as of September 30, 2009
Peter Löscher	10,097,550		8,780,000	(8)	1,120,000		1,120,000		—	—	1,120,000	1,120,00
Wolfgang Dehen(2)	768,349		357,173		436,800		436,800		33,660	33,660	403,140	403,140
Dr. Heinrich Hiesinger	1,078,039		657,760		436,800		436,800		31,322	31,322	405,478	405,478
Joe Kaeser	1,403,805		969,292		436,800		436,800		24,097	24,097	412,703	412,703
Barbara Kux(3)	—		—		400,400		—		—	—	400,400	—
	—		—		340,000	(10)	—		—	—	340,000	—
Prof. Dr. Hermann Requardt	1,346,321		916,710		436,800		436,800		27,816	27,816	408,984	408,984
Prof. Dr. Siegfried Russwurm(2)	628,295		199,751		436,800		436,800		12,750	12,750	424,050	424,050
Peter Y. Solmssen	10,954,800		—		436,800		436,800		—	—	436,800	436,800
	—		—		—		10,518,000	(11)	—	—	—	10,518,000
Former Managing Board members
Dr. Klaus Kleinfeld(4)	1,810,342		1,770,506		—		—		—	—	—	—
Prof. Johannes Feldmayer(4)	1,105,853		1,081,518		—		—		—	—	—	—
Rudi Lamprecht(4)	1,571,990		1,134,849		—		131,040		—	28,138	—	102,902
Eduardo Montes(4)(5)	877,296		503,541		—		109,200		—	18,593	—	90,607
Jim Reid-Anderson(6)	—		—		—		182,000	(12)	—	—	—	182,000	(12)
Prof. Dr. Erich R. Reinhardt(5)	1,273,366		918,535		—		222,775		—	—	—	222,775
Dr. Uriel J. Sharef(4)	1,446,830	(7)	1,058,960	(9)	—		92,500		—	—	—	92,500
Prof. Dr. Klaus Wucherer(4)	1,545,287		1,058,960		—		92,500		—	—	—	92,500

Total	35,908,123		19,407,555		4,481,200		15,088,815		129,645	176,376	4,351,555	14,912,439

(1)	In each case, including the additions in January 2009, but without reflecting minimum interest of currently 2.25 percent accrued in the meantime.

(2)	Wolfgang Dehen and Prof. Dr. Siegfried Russwurm were elected full members of the Managing Board effective January 1, 2008.

(3)	Barbara Kux was elected a full member of the Managing Board effective November 17, 2008.

(4)	Dr. Klaus Kleinfeld resigned from the Managing Board effective June 30, 2007; Prof. Johannes Feldmayer resigned from the Managing Board effective September 30, 2007; and Rudi Lamprecht, Eduardo Montes, Dr. Jürgen Radomski, Dr. Uriel J. Sharef and Prof. Dr. Klaus Wucherer resigned from the Managing Board effective December 31, 2007.

(5)	Deputy members of the Managing Board until December 31, 2007.

(6)	Jim Reid-Anderson was elected a full member of the Managing Board effective May 1, 2008 and resigned from the Managing Board effective November 30, 2008.

(7)	Close of account as of September 30, 2008 due to retirement.

(8)	Special additions of €8.5 million in January 2008.

(9)	Corrected value compared to figure stated in Compensation Report 2008.

(10)	Special additions as of January 2010; for details see above.

(11)	Special additions of €10,518,000 in January 2009.

(12)	Amount was paid out due to resignation from the Managing Board on December 31, 2008.

The defined benefit obligation (DBO) of all pension commitments to members of the Managing Board as of September 30, 2009 amounted to €33.9 million (2008: €27.6 million), which amount is included in “Notes to Consolidated Financial Statements.”

Former members of the Managing Board and their surviving dependents received emoluments within the meaning of § 314 (1), no. 6 b of the HGB totaling €16.1 million (2008: €22.7 million) for the year ended September 30, 2009 and 16,451 stock awards with a total fair value of €1.0 million.

The defined benefit obligation (DBO) of all pension commitments to former members of the Managing Board and their surviving dependents as of September 30, 2009 amounted to €159.5 million (2008: €146.0 million), which amount is included in “Notes to Consolidated Financial Statements.”

Other—No loans from the Company are provided to members of the Managing Board.

Since fiscal year 2009, members of the Managing Board may participate in the new Share Matching Plan, which is available to approximately 70 percent of the employees in fiscal year 2010. Managing Board members participating in the Share Matching Plan are entitled to invest up to 50 percent of the annual gross bonus payable to them in Siemens shares. After expiration of a three-year holding period, each plan participant will receive one free matching share of Siemens stock for every three Siemens shares acquired and continuously held under the plan. Furthermore, the members of the Managing Board are entitled to participate in the Company’s new Base Share Program that has replaced the former Employee Share Purchase Program. The shares acquired under the Base Share Program may also participate in the Share Matching Plan; in this case, they are eligible to receive matching shares under the terms and conditions applicable to the Share Matching Plan.

The following table shows individualized details of the matching share entitlements acquired by the members of the Managing Board in fiscal year 2009 and the applicable fair values.

	Number of units		Fair value(2)
	Matching share entitlements		Matching share entitlements
Share Matching Plan	under the Share Matching Plan(1)		under the Share Matching Plan(1)
	2009	2008	2009	2008
	(Amounts in number of units or in €)(3)

Managing Board members serving as of September 30, 2009
Peter Löscher	—	—	—	—
Wolfgang Dehen(4)	4,140	—	88,808	—
Dr. Heinrich Hiesinger	3,762	—	80,741	—
Joe Kaeser	3,855	—	82,726	—
Barbara Kux(5)	—	—	—	—
Prof. Dr. Hermann Requardt	3,228	—	69,346	—
Prof. Dr. Siegfried Russwurm(4)	4,926	—	105,581	—
Peter Y. Solmssen	6,051	—	129,588	—
Former Managing Board members
Jim Reid-Anderson(6)	—	—	—	—
Total	25,962	—	556,790	—

(1)	After expiration of a three-year holding period, each participant in the Matching Share Plan is entitled to receive one free matching share of Siemens stock for every three Siemens shares acquired and continuously held under the Plan.

(2)	The fair values take into consideration that the shares under the Share Matching Plan were acquired at their lowest stock market price on November 14, 2008 and that a Company bonus was granted under the Base Share Program.

(3)	Amounts refer to entitlements to matching shares acquired in December 2008.

(4)	Wolfgang Dehen and Prof. Dr. Siegfried Russwurm were elected full members of the Managing Board effective January 1, 2008.

(5)	Barbara Kux was elected a full member of the Managing Board effective November 17, 2008.

(6)	Jim Reid-Anderson was elected a full member of the Managing Board effective May 1, 2008 and resigned from the Managing Board effective November 30, 2008.

	Balance at		Aquired		Vested		Forfeited		Balance at end
	beginning of		during fiscal		during fiscal		during		of fiscal year
	fiscal year 2009		year		year		fiscal year		2009(1)
		Weighted		Weighted		Weighted		Weighted		Weighted
		average		average		average		average		average
	Entitlements	fair value	Entitlements	fair value	Entitlements	fair value	Entitlements	fair value	Entitlements	fair value
Matching share entitlements	to matching	at date of	to matching	at date of	to matching	at date of	to matching	at date of	to matching	at date of
under the Share Matching Plan	shares	acquisition	shares	acquisition	shares	acquisition	shares	acquisition	shares	acquisition
				(Amounts in number of units or in €)

Managing Board members serving as of September 30, 2009
Peter Löscher	—	—	—	—	—	—	—	—	—	—
Wolfgang Dehen(2)	—	—	4,140	21.34	—	—	—	—	4,140	21.34
Dr. Heinrich Hiesinger	—	—	3,762	21.34	—	—	—	—	3,762	21.34
Joe Kaeser	—	—	3,855	21.34	—	—	—	—	3,855	21.34
Barbara Kux(3)	—	—	—	—	—	—	—	—	—	—
Prof. Dr. Hermann Requardt	—	—	3,228	21.34	—	—	—	—	3,228	21.34
Prof. Dr. Siegfried Russwurm(2)	—	—	4,926	21.34	—	—	—	—	4,926	21.34
Peter Y. Solmssen	—	—	6,051	21.34	—	—	—	—	6,051	21.34
Former Managing Board members
Jim Reid-Anderson(4)	—	—	—	—	—	—	—	—	—	—
Total	—	—	25,962	21.34	—	—	—	—	25,962	21.34

(1)	Amounts do not include entitlements to matching shares acquired in December 2009.

(2)	Wolfgang Dehen and Prof. Dr. Siegfried Russwurm were elected full members of the Managing Board effective January 1, 2008.

(3)	Barbara Kux was elected a full member of the Managing Board effective November 17, 2008.

(4)	Jim Reid-Anderson was elected a full member of the Managing Board effective May 1, 2008 and resigned from the Managing Board effective November 30, 2008.

Supervisory Board remuneration

The remuneration of the members of the Supervisory Board was determined at the Annual Shareholders’ Meeting through shareholder approval of a proposal by the Managing and Supervisory Boards. Details of the remuneration are set forth in the Articles of Association of Siemens AG.

The remuneration of the members of the Supervisory Board is commensurate with compensation paid by companies of comparable size and reflects the responsibilities and scope of work of the Supervisory Board members as well as the Company’s economic situation and performance. The Chairman, the Deputy Chairmen, as well as the Chairman and the members of the Audit Committee, the Chairman’s Committee of the Supervisory Board and—to a lesser extent—the Compliance Committee and the Finance and Investment Committee, receive additional compensation.

The current remuneration policies for the Supervisory Board were authorized at the Annual Shareholders’ Meeting of January 27, 2009. Details are set out in § 17 of the Articles of Association of Siemens AG.

As a result, the remuneration of Supervisory Board members for fiscal year 2009 includes three components:

•	a fixed compensation component,

•	a short-term compensation component based on earnings per share, and

•	a long-term compensation component based on earnings per share.

Under this concept, each Supervisory Board member receives fixed compensation of €50,000 annually as well as short-term variable compensation of €150 for each €0.01 by which earnings per share as disclosed in the Consolidated Financial Statements exceeds a minimum amount of €1.00; this minimum amount is increased annually by 10 percent, beginning with the fiscal year starting on October 1, 2009. In addition, long-term compensation of €250 for each €0.01 by which the average earnings per share over the last three completed fiscal years as disclosed in the Consolidated Financial Statements exceeds the amount of €2.00; this minimum amount is increased annually by 10 percent, beginning with the fiscal year starting on October 1, 2009. The determination of the Supervisory Board remuneration is based on basic earnings per share (basic EPS) from continuing operations as disclosed in the Consolidated Financial Statements prepared in accordance with the accounting principles to be applied in each case.

	2009					2008
		Short-term	Long-term				Short-term	Long-term
	Fixed	variable	variable			Fixed	variable	variable
	compensation	compensation	compensation	Total		compensation	compensation	compensation	Total
	(Amounts in €)

Supervisory Board members serving as of September 30, 2009
Dr. Gerhard Cromme(1)	200,000	96,000	88,000	384,000		125,000	184,875	—	309,875
Berthold Huber(1)(2)	78,125	37,500	34,375	150,000		50,000	73,950	—	123,950
Dr. Josef Ackermann(1)	83,333	40,000	36,667	160,000		75,000	110,925	—	185,925
Lothar Adler(1)(2)	90,625	43,500	39,875	174,000		50,000	73,950	—	123,950
Jean-Louis Beffa(1)(3)	53,906	25,875	23,719	103,500		37,500	55,463	—	92,963
Gerd von Brandenstein(3)	62,500	30,000	27,500	120,000		37,500	55,463	—	92,963
Michael Diekmann(3)	47,917	23,000	21,083	92,000		37,500	55,463	—	92,963
Dr. Hans Michael Gaul(1)(3)	112,500	54,000	49,500	216,000		75,000	110,925	—	185,925
Prof. Dr. Peter Gruss(3)	50,000	24,000	22,000	96,000		37,500	55,463	—	92,963
Bettina Haller(1)(2)	75,000	36,000	33,000	144,000		50,000	73,950	—	123,950
Hans-Jürgen Hartung(2)(4)	37,500	18,000	16,500	72,000		—	—	—	—
Harald Kern(2)(3)	50,000	24,000	22,000	96,000		37,500	55,463	—	92,963
Dr. Nicola Leibinger-Kammüller(3)	50,000	24,000	22,000	96,000		37,500	55,463	—	92,963
Werner Mönius(1)(2)(3)	56,250	27,000	24,750	108,000		37,500	55,463	—	92,963
Håkan Samuelsson(1)(3)	59,896	28,750	26,354	115,000		37,500	55,463	—	92,963
Dieter Scheitor(1)(2)	87,500	42,000	38,500	168,000		68,750	101,681	—	170,431
Dr. Rainer Sieg(3)	50,000	24,000	22,000	96,000		37,500	55,463	—	92,963
Birgit Steinborn(1)(2)(3)	81,250	39,000	35,750	156,000		37,500	55,463	—	92,963
Lord Iain Vallance of Tummel(1)	83,854	40,250	36,896	161,000		68,750	101,681	—	170,431
Sibylle Wankel(2)(5)	31,250	15,000	13,750	60,000		—	—	—	—
Former Supervisory Board members
Ralf Heckmann(1)(4)	45,833	22,000	20,167	88,000		100,000	147,900	—	247,900
Gerhard Bieletzki(6)	—	—	—	—		12,500	18,488	—	30,988
John David Coombe(1)(7)	—	—	—	—		25,000	36,975	—	61,975
Hildegard Cornudet(7)	—	—	—	—		16,667	24,650	—	41,317
Birgit Grube(7)	—	—	—	—		16,667	24,650	—	41,317
Heinz Hawreliuk(1)(5)	43,750	21,000	19,250	84,000		75,000	110,925	—	185,925
Prof. Dr. Walter Kröll(7)	—	—	—	—		16,667	24,650	—	41,317
Prof. Dr. Michael Mirow(7)	—	—	—	—		16,667	24,650	—	41,317
Roland Motzigemba(6)(7)	—	—	—	—		8,333	12,325	—	20,658
Thomas Rackow(7)	—	—	—	—		16,667	24,650	—	41,317
Dr. Albrecht Schmidt(7)	—	—	—	—		16,667	24,650	—	41,317
Dr. Henning Schulte-Noelle(1)(7)	—	—	—	—		33,333	49,300	—	82,633
Peter von Siemens(7)	—	—	—	—		16,667	24,650	—	41,317
Jerry I. Speyer(7)	—	—	—	—		16,667	24,650	—	41,317

Total	1,530,989	734,875	673,636	2,939,500	(8)	1,325,002	1,959,680	—	3,284,682

(1)	Dr. Gerhard Cromme as Chairman of the Supervisory Board and of the Chairman’s Committee, the Compliance Committee, and the Finance and Investment Committee and as member of the Audit Committee; Ralf Heckmann as Deputy Chairman of the Supervisory Board and member of the Chairman’s Committee, the Audit Committee and the Compliance Committee (based on length of service in each position); Berthold Huber as Deputy Chairman of the Supervisory Board (based on length of service) and member of the Chairman’s Committee; Dr. Josef Ackermann as Deputy Chairman of the Supervisory Board and member of the Chairman’s Committee; Lothar Adler as member of the Chairman’s Committee and the Compliance Committee (based on length of service in each position) and as member of the Finance and Investment Committee; Jean-Louis Beffa as member of the Finance and Investment Committee (based on length of service); Gerd von Brandenstein as member of the Finance and Investment Committee (based on length of service); Dr. Hans Michael Gaul as Chairman of the Audit Committee and member of the Compliance Committee; Bettina Haller as member of the Audit Committee (based on length of service) and the Compliance Committee; Heinz Hawreliuk as member of the Audit Committee and the Compliance Committee (based on length of service); Werner Mönius as member of the Finance and Investment Committee (based on length of service); Håkan

Samuelsson as member of the Finance and Investment Committee; Dieter Scheitor as member of the Audit Committee and the Finance and Investment Committee; Birgit Steinborn as member of the Audit Committee (based on length of service) and the Finance and Investment Committee; Sibylle Wankel as member of the Compliance Committee (based on length of service); and Lord Iain Vallance of Tummel as member of the Audit Committee and the Compliance Committee each receive higher fixed and variable compensation.

(2)	Both the employee representatives on the Supervisory Board who represent the employees pursuant to § 3 (1) no. 1 of the German Codetermination Act (Mitbestimmungsgesetz, MitbestG) and the representatives of the trade unions on the Supervisory Board declared readiness to transfer, in accordance with the guidelines of the Confederation of German Trade Unions (DGB), their compensation to the Hans Boeckler Foundation.

(3)	With effect from the close of the Annual Shareholders’ Meeting of Siemens AG on January 24, 2008, Jean-Louis Beffa, Gerd von Brandenstein, Michael Diekmann, Dr. Hans Michael Gaul, Prof. Dr. Peter Gruss, Harald Kern, Dr. Nicola Leibinger-Kammüller, Werner Mönius, Håkan Samuelsson, Dr. Rainer Sieg and Birgit Steinborn were elected new members of the Supervisory Board.

(4)	With effect from the close of the Annual Shareholders’ Meeting on January 27, 2009, Hans-Jürgen Hartung was appointed to the Supervisory Board by court order as successor to Ralf Heckmann.

(5)	Sibylle Wankel, formerly a substitute member of the Supervisory Board, became a full member of the Supervisory Board as successor to Heinz Hawreliuk with effect from April 1, 2009.

(6)	Roland Motzigemba, formerly a substitute member of the Supervisory Board, became a full member of the Supervisory Board as successor to Gerhard Bieletzki with effect from December 3, 2007.

(7)	John David Coombe, Hildegard Cornudet, Birgit Grube, Prof. Dr. Walter Kröll, Prof. Dr. Michael Mirow, Roland Motzigemba, Thomas Rackow, Dr. Albrecht Schmidt, Dr. Henning Schulte-Noelle, Peter von Siemens and Jerry I. Speyer resigned from the Supervisory Board at the close of the Annual Shareholders’ Meeting on January 24, 2008.

(8)	In addition, the members of the Supervisory Board received a meeting attendance fee of €1,000 per meeting of the Supervisory Board and its committees attended by them. The following meeting attendance fees were paid to Dr. Gerhard Cromme: €28,000; Dr. Hans Michael Gaul: €20,000; Lothar Adler, Dieter Scheitor and Lord Iain Vallance of Tummel: €17,000 each; Bettina Haller: €16,000; Birgit Steinborn: €14,000; Ralf Heckmann: €12,000; Gerd von Brandenstein and Heinz Hawreliuk: €11,000 each; Werner Mönius: €10,000; Jean-Louis Beffa and Håkan Samuelsson: €9,000 each; Prof. Dr. Peter Gruss, Harald Kern, Dr. Nicola Leibinger-Kammüller and Dr. Rainer Sieg: €8,000 each; Michael Diekmann and Berthold Huber: €7,000 each; Dr. Josef Ackermann: €6,000; Sibylle Wankel: €5,000; and Hans-Jürgen Hartung: €4,000.

The Chairman of the Supervisory Board is entitled to receive 300 percent, and each of the Deputy Chairmen 150 percent, of the fixed and the variable compensation of an ordinary member. Furthermore, each member of the Audit Committee and the Chairman’s Committee is entitled to receive additional compensation amounting to 50 percent of the fixed and the variable compensation of an ordinary member, while the chairmen of these committees are entitled to receive additional compensation amounting to 100 percent of the fixed and the variable compensation of an ordinary member. In addition, each member of the Compliance Committee and the Finance and Investment Committee is entitled to receive additional compensation amounting to 25 percent of the fixed and the variable compensation of an ordinary member, while the chairmen of these committees are entitled to receive additional compensation amounting to 50 percent of the fixed and the variable compensation of an ordinary member. The aggregate compensation of the Chairman of the Supervisory Board shall not exceed 400 percent of the fixed and the variable compensation of an ordinary member. If a Supervisory Board member does not attend a meeting of the Supervisory Board, one-third of the aggregate fixed and variable compensation due to such member is reduced by the percentage of Supervisory Board meetings not attended by such member in relation to the total number of Supervisory Board meetings held during the fiscal year.

In addition, the members of the Supervisory Board are entitled to receive a meeting attendance fee of €1,000 per meeting of the Supervisory Board and its committees attended by them.

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

Other

The Company provides a group insurance policy for board and committee members and employees of the Siemens organization that is taken out for one year and renewed annually. The insurance covers the personal liability of the insured in the case of a financial loss associated with employment functions. In such a case, the Company may, with effect from October 1, 2005, hold members of the Managing Board liable for such loss up to an amount equivalent to 20 percent of the fixed salary. In the same way, each member of the Supervisory Board has individually agreed to be held liable up to an amount equivalent to 20 percent of the fixed compensation component. The insurance policy for fiscal year 2010 includes a deductible for the members of the Managing and the Supervisory Board subject to the requirements of the German Stock Corporation Act (Aktiengesetz, AktG) and the German Corporate Governance Code.

Stock-based compensation

Stock option plan

We have a stock option plan, the 2001 Stock Option Plan under which options were granted to members of our Managing Board, members of the top management of our domestic and foreign subsidiaries and other eligible employees. The authority to distribute options under this plan expired on December 13, 2006. This plan enabled the issuance of non-transferable options exercisable for up to an aggregate of 55 million of our shares, of which options exercisable for no more than 3.3 million shares could have been granted to members of the Managing Board, options exercisable for up to an aggregate of 8.8 million shares could have been granted to members of the top managements of domestic and foreign subsidiaries, and options exercisable for up to 42.9 million shares could have been granted to other eligible employees.

As of October 31, 2009, we had outstanding options exercisable for 2,608,702 shares under our option plan.

No options were issued to members of our Managing Board during fiscal 2010, 2009 and 2008. Since the authority to distribute options under this plan expired on December 13, 2006, no further options will be granted under this plan.

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

The exercise price for options under the 2001 Stock Option Plan is 120% of the average opening price of our shares on the Xetra-system of the Frankfurt Stock Exchange during the five trading days preceding the day of grant of the options. Holders of options under the 2001 Stock Option Plan may exercise them during fixed time periods after the publication of our quarterly, half-year or yearly results within a three-year period following a holding period of two years plus one week. In addition, options under the 2001 Stock Option Plan may be exercised only if the trading price of our shares on the Frankfurt Stock Exchange reaches the option exercise price at least once during the five-year term of the options.

The options may be settled in newly issued shares of common stock of Siemens AG from the conditional capitals reserved for this purpose, in treasury stock or in cash. The alternatives available to optionees are determined by the Managing Board and subsequently approved by the Supervisory Board.

Stock awards

In November 2004, we introduced stock awards as another means of providing stock-based compensation to our Managing Board, members of the top management of our domestic and foreign subsidiaries, and other eligible employees. Stock awards are commitments to issue or transfer shares of Siemens AG to the grantee. Each stock award is subject to a waiting period of four years (if granted on or before September 30, 2007) or three years (if granted thereafter). Upon expiration of the waiting period, the grantee receives a corresponding number of shares of Siemens AG without additional payment.

Stock awards cannot be transferred, sold, pledged or otherwise encumbered. They can be inherited only by spouses or—in the absence of a spouse—by children of the grantee. Stock awards are not entitled to dividends paid during the waiting period.

The Supervisory Board decides annually after the end of each fiscal year how many stock awards to grant to the members of the Managing Board, and the Managing Board decides annually how many stock awards to grant to members of the top management of our domestic and foreign subsidiaries and other eligible employees. Stock awards may be granted only once a year within 30 days after publication of the yearly results.

In November 2009, the Company decided to grant a total of 1,361,586 stock awards with a grant date of November 16, 2009 of which an amount of 154,226 stock awards were granted to members of our Managing Board and 1,207,360 stock awards were granted to members of the top managements of domestic and foreign subsidiaries and other eligible employees of the Company.

The fair value of the stock awards is recorded at the market price of the Siemens share on the grant date less the present value of dividends expected during the waiting period. The following table sets forth information as to the stock awards we granted during fiscal 2010, 2009 and 2008:

		With respect to
	With respect to	stock awards	With respect to
	stock awards granted in	granted in	stock awards granted in
	fiscal 2010	fiscal 2009	fiscal 2008

Number of stock awards granted	1,361,586	1,992,392	737,621
Value per stock award at grant date	€60.79	€37.65	€97.94
Total value of stock awards granted	€82.8 million	€75.0 million	€72.2 million

For further details, including the number of awards granted to the individual members of our Managing Board and their fair value, see “— Compensation report.”

Stock awards may be settled in newly issued shares of common stock of Siemens AG from authorized capital which may be reserved for this purpose, in treasury stock or in cash. The settlement method will be determined subsequently by the Managing Board and the Supervisory Board.

Share Matching Plan

Since fiscal year 2009, the members of the Managing Board as well as certain members of the top management of our domestic and foreign subsidiaries of the Company and other eligible employees of the Siemens group (the “Plan Participants”) may also participate in the new Share Matching Plan (the “Plan”). After expiration of a three-year holding period, each Plan Participant is entitled to receive, without further payment, one matching share of Siemens stock for every three Siemens shares acquired and continuously held under the Plan. In December 2008, the members of the Managing Board acquired a total amount of 77.886 shares of Siemens stock under the Plan and are, hence, entitled to receive, after expiration of the three-year holding period and provided that the shares were continuously held, a total amount of 25.962 matching shares. Furthermore, in December 2008, all Plan Participants, excluding the members of the Managing Board, acquired a total amount of 3,895,902 shares of Siemens stock under the Plan and are, hence, entitled to receive, after expiration of the three-year holding period and provided that the shares were continuously held, a total amount of 1,298,634 matching shares. For further details, including the number of matching share entitlements under the Plan of the individual members of our Managing Board, see “— Compensation report.”

Share ownership

As of October 13, 2009, the current Managing Board members held a total of 292,126 Siemens shares as well as stock options and stock awards on Siemens shares (exercisable within sixty days), representing less than 0.1 percent of the capital stock of Siemens AG. As of the same day, the current members of the Supervisory Board held a total of 3,909 Siemens shares as well as stock options and stock awards on Siemens shares (exercisable within sixty days), representing less than 0.1 percent of the capital stock of Siemens AG. These figures do not include 10,805,913 shares, or 1.2 percent of the capital stock, over which the von Siemens-Vermögensverwaltung GmbH (vSV), a German limited liability company, has voting control under powers of attorney based on an agreement between-among others-members of the Siemens family, including Mr. Gerd von Brandenstein, and vSV. These shares are voted together by vSV based on proposals by a committee representing members of the Siemens family. Mr. Gerd von Brandenstein is the current chairman of the executive committee and has a casting vote in case of a deadlock. The vSV is described in more detail under Item 7: “Major shareholders and Related party transactions—Major shareholders.”

The individual share ownership of each Managing Board member as of October 13, 2009 is as follows:

		Number of
Name	Security	Securities

Peter Löscher	Siemens Share	100,000
Wolfgang Dehen	Siemens Share	16,110
Heinrich Hiesinger	Siemens Share	12,264
Joe Kaeser	Siemens Share	21,951
Barbara Kux	Siemens Share	4,100
Hermann Requardt	Siemens Share	10,619
Siegfried Russwurm	Siemens Share	18,216
Peter Y. Solmssen	Siemens Share	30,653

Pursuant to § 15a of the German Securities Trading Act (WpHG), members of the Managing and Supervisory Boards are required to disclose purchases or sales of shares of Siemens AG or financial instruments based on such shares if the total amount of transactions of a board member and any closely associated person is at least €5,000 during any calendar year.

The following transactions were executed in fiscal 2009 and reported to Siemens:

		Function/
		Status at
		Time of		WKN/		Number of	Price
Trading Day	Name	Transaction	Security	ISIN	Trade	Securities	in €	Comment

11/21/2008	Siegfried Russwurm	Managing Board Member	Siemens Share	7236101	Buy	14,760	42.00	Purchase in the context of the Siemens Share Matching Plan 2009
11/21/2008	Siegfried Russwurm	Managing Board Member	Siemens Share	7236101	Buy	18	22.00	Purchase in the context of the Siemens Basic Share Program 2009 at a preferential price
11/26/2008	Hermann Requardt	Managing Board Member	Siemens Share	7236101	Sale	4,500	47.83	Regular Sale of Siemens Shares
11/28/2008	Wolfgang Dehen	Managing Board Member	Siemens Share	7236101	Buy	12,402	42.00	Purchase in the context of the Siemens Share Matching Plan 2009

		Function/
		Status at
		Time of		WKN/		Number of	Price
Trading Day	Name	Transaction	Security	ISIN	Trade	Securities	in €	Comment

11/28/2008	Wolfgang Dehen	Managing Board member	Siemens Share	7236101	Buy	18	22.00	Purchase in the context of the Siemens Basic Share Program 2009 at a preferential price
12/11/2008	Wolfgang Dehen	Managing Board Member	Siemens Share	7236101	Sale	2,500	49.37	Regular Sale of Siemens Shares
12/16/2008	Peter Y. Solmssen	Managing Board Member	Siemens Share	7236101	Buy	18,135	42.00	Purchase in the context of the Siemens Share Matching Plan 2009
12/16/2008	Peter Y. Solmssen	Managing Board Member	Siemens Share	7236101	Buy	18	22.00	Purchase in the context of the Siemens Basic Share Program 2009 at a preferential price
12/16/2008	Heinrich Hiesinger	Managing Board Member	Siemens Share	7236101	Buy	11,268	42.00	Purchase in the context of the Siemens Share Matching Plan 2009
12/16/2008	Heinrich Hiesinger	Managing Board Member	Siemens Share	7236101	Buy	18	22.00	Purchase in the context of the Siemens Basic Share Program 2009 at a preferential price
12/16/2008	Heinrich Hiesinger	Managing Board Member	Siemens Share	7236101	Sale	3,110	47.73	Regular Sale of Siemens Shares
12/16/2008	Barbara Kux	Managing Board member	Siemens Share	7236101	Buy	4,100	48.32	Regular Purchase of Siemens Shares
12/17/2008	Hermann Requardt	Managing Board Member	Siemens Share	7236101	Buy	9,666	42.00	Purchase in the context of the Siemens Share Matching Plan 2009
12/17/2008	Hermann Requardt	Managing Board Member	Siemens Share	7236101	Buy	18	22.00	Purchase in the context of the Siemens Basic Share Program 2009 at a preferential price
12/17/2008	Joe Kaeser	Managing Board Member	Siemens Share	7236101	Buy	11,547	42.00	Purchase in the context of the Siemens Share Matching Plan 2009

		Function/
		Status at
		Time of		WKN/		Number of	Price
Trading Day	Name	Transaction	Security	ISIN	Trade	Securities	in €	Comment

12/17/2008	Joe Kaeser	Managing Board Member	Siemens Share	7236101	Buy	18	22.00	Purchase in the context of the Siemens Basic Share Program 2009 at a preferential price
12/17/2008	Wolfgang Dehen	Managing Board Member	Siemens Share	7236101	Buy	2,500	48.79	Regular Purchase of Siemens Shares

These transactions were duly published on the Company’s Internet website at www.siemens.com/directors-dealings.

ITEM 7:	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major shareholders

The von Siemens Vermögensverwaltung GmbH (vSV) is a German limited liability company and party to an agreement with, among others, members of the Siemens family (“family agreement”). In order to bundle and represent their interests, the family established a family partnership. The vSV holds on a sustained basis powers of attorney allowing it to vote approximately 1.2 percent of our outstanding shares on behalf of members of the Siemens family. The family partnership or one of its committees makes proposals to the vSV with respect to the exercise of voting rights at shareholders’ meetings of the Company, which are taken into account by the vSV when acting within the bounds of its professional discretion. One of these committees is the executive committee, which is currently chaired by Mr. Gerd von Brandenstein, who is also a member of our Supervisory Board; he has a casting vote in the committee in case of a deadlock.

The Werner Siemens Stiftung Zug, Switzerland, is a family sponsored foundation, which according to the publicly available information as of January 21, 2008 exceeded the 3 percent reporting threshold set forth in the German Securities Trading Act (Wertpapierhandelsgesetz). We have received no further notification since that date.

To our knowledge and based on public filings, there is no single person that may be considered a beneficial owner of 5 percent or more of our outstanding shares. However there are entities, mostly banks or other financial institutions, which according to information they provided to us at various points over the last three fiscal years reached, exceeded or fell below the reporting threshold set forth in the German Securities Trading Act. Such information has been made publicly available.

As of September 30, 2009, we held 47,777,661 shares, or 5.23 percent of our common shares issued in connection with our share buyback program as treasury shares. For further information on share repurchases see Item 10: “Repurchase of own shares” and Item 16 E: “Purchases of equity securities by the issuer and affiliated purchaser.” For further information on shares held in treasury see “Notes to Consolidated Financial Statements.”

Based on our share register, we had 677,345 shareholders of record as of September 30, 2009, and U.S. record holders held approximately 15.82 percent of our common shares at that date. In addition, the records of the depositary under our ADR Program, JPMorgan, show that there were 401 registered holders of our American Depositary Shares (ADSs) at that date.

Related party transactions

As reflected in the information in the tables above under Item 6: “Directors, senior management and employees—Management—Supervisory Board” and “—Managing Board,” some of our board members hold, or in the last year have held, positions of significant responsibility with other entities. We have relationships with almost all of these entities in the ordinary course of our business whereby we buy and sell a wide variety of products and services on arm’s length terms. Dr. Josef Ackermann is the Chairman of the Management Board of Deutsche Bank AG. Our transactions with Deutsche Bank AG are conducted on arm’s length basis and include securities underwriting, other investment banking services, and credit, money market and foreign exchange business as well as transaction banking services.

During the last fiscal year, there were no loans outstanding to members of our management.

We have a number of major joint ventures and associates. We have relationships with many of these entities in the ordinary course of business whereby we buy and sell a wide variety of products and services on arm’s length terms. Our principal joint ventures and associates as of September 30, 2009 are NSN, BSH, Areva NP S.A.S., KMW, and EN. For information concerning a loan that Siemens has extended to NSN, see Item 5: “Operating and financial review and prospects—Liquidity and capital resources—Cash flow—Fiscal 2009 compared to fiscal 2008.”

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

A company that is owned by the brother of one of the employee representatives on Siemens’ Supervisory Board provided commercial interior planning and decorating services to Siemens for compensation of approximately €493,000 in fiscal 2009 and €215,000 in fiscal 2008.

For additional information, see “Notes to Consolidated Financial Statements.”

ITEM 8:	FINANCIAL INFORMATION

Information required by this Item is incorporated by reference to Item 4: “Information on the Company—Legal proceedings,” Item 5: “Operating and financial review and prospects” and Item 17: “Financial Statements.”

ITEM 9:	THE OFFER AND LISTING

Trading markets

The principal trading market for our shares is the Frankfurt Stock Exchange. Our shares are also traded on the other German stock exchanges in Berlin, Düsseldorf, Hamburg, Hanover, Munich and Stuttgart and on the London Stock Exchange and the Swiss Stock Exchange in Zurich. In addition, we were notified by the Italian stock exchange that our shares have been admitted to trading on the MTA International in Milan. The ADRs of Siemens AG, each evidencing one ADS, which represents one share, trade on the New York Stock Exchange under the symbol “SI.”

Market price information

The table below sets forth, for the calendar periods indicated, the high and low closing sales prices on the Frankfurt Stock Exchange for the common shares of Siemens as reported by the Electronic cash market trading system (Xetra). The table also shows, for the periods indicated, the closing highs and lows of the DAX, a German stock index which measures the performance of the 30 largest German companies in terms of order book volume and market capitalization, and the average daily trading volume of our common shares on Xetra. See the discussion under Item 3: “Key information—Exchange rate information,” for information with respect to rates of exchange between the U.S. dollar and the euro applicable during the periods set forth below.

	Price per				Average
	common share		DAX		daily trading
	High	Low	High	Low	volume(1)
	(€)				(millions of shares)

Annual highs and lows
2004	68.30	53.40	4,261.8	3,647.0	4.783
2005	73.78	56.20	5,458.6	4,178.1	4.728
2006	79.77	61.37	6,611.8	5,292.1	5.313
2007	111.17	75.32	8,105.7	6,447.7	7.422
2008	107.29	35.52	7,949.1	4,127.4	7.571
2009(2)	69.00	38.36	5,854.1	3,666.4	4.453
Quarterly highs and lows
2007
First quarter	85.50	75.32	7,027.6	6,447.7	6.660
Second quarter	107.38	79.93	8,090.5	6,937.2	8.594
Third quarter	111.17	86.29	8,105.7	7,270.1	7.992
Fourth quarter	108.86	89.75	8,076.1	7,512.0	6.455
2008
First quarter	107.29	66.42	7,949.1	6,182.3	8.907
Second quarter	77.10	67.90	7,225.9	6,418.3	5.958
Third quarter	79.38	64.91	6,609.6	5,807.1	6.059
Fourth quarter	63.73	35.52	5,806.3	4,127.4	9.510
2009
First quarter	56.19	38.36	5,026.3	3,666.4	5.909
Second quarter	54.99	42.97	5,144.1	4,131.1	4.324
Third quarter	66.45	46.00	5,736.3	4,572.7	3.615
Fourth quarter(2)	69.00	60.20	5,854.1	5,353.4	3.742
Monthly highs and lows
2009
June	54.56	48.13	5,144.1	4,693.4	3.852
July	57.25	46.00	5,360.7	4,572.7	3.576
August	61.70	55.90	5,557.1	5,201.6	3.136
September	66.45	58.46	5,736.3	5,301.4	4.112
October	69.00	60.20	5,854.1	5,415.0	3.954
November(2)	67.09	60.60	5,804.8	5,353.4	3.482

(1)	Data from Datastream International.

(2)	Up to and including November 25, 2009.

On November 25, 2009, the closing sale price per Siemens AG common share on Xetra was €67.09 which was equivalent to $101.19 per common share, translated at the noon buying rate for euros on such date.

Trading on the New York Stock Exchange

Official trading of Siemens AG ADSs on the New York Stock Exchange (NYSE) commenced on March 12, 2001. Siemens AG ADRs trade under the symbol “SI.”

The following table sets forth, for the calendar periods indicated, the high and low closing sales prices per Siemens AG ADR as reported on the NYSE Composite Tape:

	Price per ADS
	High	Low
	($)

Annual highs and lows
2004	87.50	65.48
2005	87.02	71.73
2006	98.76	76.66
2007	158.48	98.21
2008	157.14	44.54
2009(1)	102.87	47.86
Quarterly highs and lows
2007
First quarter	112.24	98.21
Second quarter	143.17	107.26
Third quarter	154.03	116.75
Fourth quarter	158.48	127.97
2008
First quarter	157.14	104.93
Second quarter	120.60	106.70
Third quarter	122.20	92.57
Fourth quarter	90.20	44.54
2009
First quarter	77.77	47.86
Second quarter	77.98	57.42
Third quarter	97.99	63.94
Fourth quarter(1)	102.87	87.61
Monthly highs and lows
2009
June	77.98	67.58
July	80.13	63.94
August	88.07	78.73
September	97.99	82.88
October	102.87	87.61
November(1)	101.39	89.90

(1)	Up to and including November 25, 2009.

On November 25, 2009, the closing sales price per Siemens AG ADS on the New York Stock Exchange as reported on the NYSE Composite Tape was $101.39.

ITEM 10:	ADDITIONAL INFORMATION

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

Corporate governance

Siemens fully complies with the recommendations of the German Corporate Governance Code (the “Code”), which was first issued in 2002 and later expanded, most recently in June 2009.

The Managing Board and the Supervisory Board of Siemens AG, respectively, discussed compliance with the recommendations of the Code, in particular with regard to the amendments of June 18, 2009. Based on these deliberations, the Boards approved the Declaration of Conformity with the Code, which is set forth below, posted on our website and updated as necessary. Siemens voluntarily complies with the Code’s non-obligatory suggestions.

Our listing on the New York Stock Exchange (“NYSE”) subjects us to certain U.S. capital market laws (including the Sarbanes-Oxley Act (“SOA”)) and the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”) and the NYSE. To facilitate our compliance with the SOA, we have, among other things, established a Disclosure Committee, comprising the heads of Corporate Units, which is responsible for reviewing certain financial and non-financial information and advising our Managing Board in its decision-making about disclosure. We have also introduced procedures that require the management of our Sectors, our Cross-Sector Businesses and our subsidiaries to certify various matters, providing a basis on which our CEO and CFO certify our financial statements to the SEC. Consistent with the requirements of the SOA, we have also implemented procedures for handling accounting complaints and a Code of Ethics for Financial Matters.

For further information about significant differences between Siemens’ corporate governance and NYSE corporate governance standards please refer to Item 16G: “Corporate governance—Significant differences between Siemens’ corporate governance and NYSE corporate governance standards.”

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

According to the Bylaws for the Supervisory Board, the shareholder representatives on the Supervisory Board must be independent. Some Supervisory Board members hold, or held in the past year, high-ranking positions at other companies with which Siemens does business; nevertheless, our sales and purchases of products and/or services to or from such companies are transacted on an arm’s length basis. We believe that these dealings do not compromise the independence of the relevant Supervisory Board members.

The Supervisory Board oversees and advises the Managing Board in its management of the Company’s business. At regular intervals, it discusses business development, planning, strategy and implementation. It also discusses Siemens’ quarterly and half-yearly reports and approves the annual stand-alone financial statements of Siemens AG as well as the Consolidated Financial Statements of Siemens, taking into account both the audit reports issued by the independent auditors thereon and the results of the review conducted by the Audit Committee. In addition, it is responsible for monitoring the Company’s adherence to provisions of law, official regulations and internal Company policies (compliance); the Compliance Committee performs the compliance duties assigned to it by a decision of the Supervisory Board and by the Bylaws for the Compliance Committee. In addition, the Supervisory Board appoints the members of the Managing Board and determines each member’s duties. Important Managing Board decisions—such as major acquisitions, divestments and financial measures—require Supervisory Board approval, unless the Bylaws for the Supervisory Board specify that such approval is given by the Finance and Investment Committee instead. In the Bylaws for the Managing Board, the Supervisory Board has established rules that govern the work of the Managing Board, in particular the allocation of duties among individual Managing Board members, matters reserved for the Managing Board as a whole, and the required majority for Managing Board decisions.

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

The Chairman’s Committee comprises the Chairman and Deputy Chairmen of the Supervisory Board as well as one further member to be elected by the Supervisory Board and performs the collective tasks of a nominating, compensation and corporate governance committee to the extent that these tasks are not performed by the Nominating Committee (see below) or, as required by German law, to be performed by the Supervisory Board in full session. In particular, it makes proposals regarding the appointment of Managing Board members, handles contracts with members of the Managing Board and prepares resolutions for the Supervisory Board in full session with respect to the compensation of the members of the Managing Board and the review of the Managing Board compensation system.

The Audit Committee comprises the Chairman of the Supervisory Board, two of the Supervisory Board’s shareholder representatives and three of the Supervisory Board’s employee representatives. As required by German law, the Audit Committee must include at least one independent member of the Supervisory Board who has knowledge and experience in the application of accounting principles or the auditing of financial statements. The Supervisory Board monitors the independence of the members of the committee. With regard to the independence requirements under the Securities Exchange Act, Siemens relies on the exemption provided by Rule 10A-3(b)(1)(iv)(C). We believe that such reliance does not materially adversely affect the ability of the Audit Committee to act independently or to satisfy the other requirements of Rule 10A-3.

The Audit Committee oversees the accounting process. Together with the independent auditors, it also reviews the Company’s financial statements prepared quarterly, half-yearly and annually by the Managing Board. On the basis of the independent auditors’ report on the annual financial statements, the Audit Committee makes a recommendation to the Supervisory Board whether or not it should approve those financial statements. It reviews the Company’s risk monitoring system and oversees the effectiveness of its internal control system, in particular as it relates to financial reporting, the risk management system and the internal audit system. The internal corporate audit unit reports regularly to the Audit Committee. In addition, the Audit Committee monitors the independent audit of financial statements, in particular the independence and qualifications of the outside auditors as well as the auditors’ services, and performs the other functions assigned to it under the SOA.

The Compliance Committee, which was established in April 2007, comprises the Chairman of the Supervisory Board, two of the Supervisory Board’s shareholder representatives and three of the Supervisory Board’s employee representatives. The Compliance Committee monitors the Company’s adherence to statutory provisions, official regulations and internal Company policies.

The Nominating Committee, which comprises the Chairman of the Supervisory Board and two shareholder representatives, is responsible for making recommendations to the Supervisory Board’s shareholder representatives on the shareholder candidates for election to the Supervisory Board by the Annual Shareholders’ Meeting.

The Mediation Committee, comprising the Chairman of the Supervisory Board, the First Deputy Chairman (who is elected in accordance with the German Codetermination Act), one of the Supervisory Board’s shareholder representatives and one of the Supervisory Board’s employee representatives, submits proposals to the Supervisory Board in the event that the Supervisory Board cannot reach the two-thirds majority required to appoint a Managing Board member.

The Finance and Investment Committee comprises the Chairman of the Supervisory Board, three of the Supervisory Board’s shareholder representatives and four of the Supervisory Board’s employee representatives. It shall—based on the Company’s overall strategy, which is the focus of an annual strategy meeting of the Supervisory Board—prepare discussions and resolutions of the Supervisory Board on questions relating to the financial situation and structure of the Company as well as on fixed assets and financial investments. In addition, the approval of the Finance and Investment Committee—rather than that of the Supervisory Board—is required for transactions and measures for which approval is required but whose value is below the amount of €600 million. The Finance and Investment Committee also exercises the rights of the Supervisory Board pursuant to § 32 of the German Codetermination Act—namely, to make decisions regarding the exercise of ownership rights resulting from interests in other companies. § 32 (1) sentence 2 of the German Codetermination Act sets forth that decisions made by the Finance and Investment Committee pursuant to § 32 of the German Codetermination Act only require the votes of the shareholder representatives.

The Managing Board

The Managing Board, as the Company’s top management body, is committed to serving the interests of the Company and achieving sustainable growth in Company value. The members of the Managing Board are jointly responsible for the entire management of the Company and decide on the basic issues of business policy and corporate strategy as well as on the annual and multi-year planning.

The Managing Board prepares the Company’s quarterly and half-yearly reports, the annual stand-alone financial statements of Siemens AG and the Consolidated Financial Statements of Siemens. In addition, the Managing Board is responsible for overseeing compliance by the Company with all applicable provisions of law, official regulations and the Company’s internal policies and works to achieve compliance with these provisions and policies within the Siemens group (compliance). Further comprehensive information on the compliance program and related activities in fiscal 2009 is available in Item 15: “Controls and procedures.” The Managing Board cooperates closely with the Supervisory Board, informing it regularly, promptly and fully on all issues related to Company strategy and strategy implementation, planning, business development, financial position, earnings, compliance and risks.

Shareholder relations

Four times a year, Siemens AG reports to its shareholders regarding its business development, financial position and earnings. An ordinary Annual Shareholders’ Meeting normally takes place within the first four months of each fiscal year. The Managing Board facilitates shareholder participation in the meeting through electronic communications—in particular the Internet—and enables shareholders who are unable to attend the meeting to vote by proxy.

Among other things, the Annual Shareholders’ Meeting decides on the appropriation of net income, ratification of the acts of the Managing and Supervisory Boards, and the appointment of the independent auditors. Amendments to the Articles of Association and measures which change the Company’s capital stock are approved exclusively at the Annual Shareholders’ Meeting and are implemented by the Managing Board. Shareholders may submit counterproposals to the proposals of the Managing and Supervisory Boards and may contest decisions of the Annual Shareholders’ Meeting. Shareholders owning Siemens stock with an aggregate notional value of €100,000 or more may also demand the appointment of special auditors to examine specific issues.

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

In addition to the existing internal procedures for reporting and handling complaints, an external attorney has been engaged to act as an independent ombudsman to provide a confidential communication channel for Siemens employees and third parties. Since August 2007, our customers, suppliers, business partners and employees worldwide have been offered the opportunity to submit reports on violations to the “Tell Us” Compliance Helpdesk, either by telephone or online 24 hours a day on seven days per week. The external provider specializes in the secure and confidential handling of sensitive information. In addition, the Company encourages employees to use a centralized question-and-answer platform. Since September 2007, the “Ask Us” Compliance Helpdesk provides employees with an opportunity to ask questions on compliance-relevant topics. This relates both to the application of compliance-relevant regulations in the day-to-day business and the understanding of requirements for agreements with external partners.

For further information about compliance-related activities in fiscal 2009, please refer to Item 15: “Controls and procedures.”

Corporate Governance Guidelines—Our Articles of Association, the Bylaws for the Supervisory Board and those of its most important committees, the Bylaws for the Managing Board, all declarations of conformity, the report on our fulfillment of the requirements of the Code, and various other documents pertaining to our corporate governance may be found on our Internet website at www.siemens.com/corporate—governance.

For details of the compensation of our members of the Managing Board and the Supervisory Board please refer to Item 6: “Directors, senior management and employees—Compensation report.”

Declaration of conformity with the German Corporate Governance Code

At their meetings on September 16 and 23, 2009, respectively, the Managing Board and the Supervisory Board of Siemens AG approved the following Declaration of Conformity pursuant to § 161 of the German Stock Corporation Act:

“Declaration of Conformity by the Managing Board and the Supervisory Board of Siemens
Aktiengesellschaft with the German Corporate Governance Code”

Siemens AG fully complies and will continue to comply with the recommendations of the German Corporate Governance Code (“Code”) in the version of June 18, 2009, published by the Federal Ministry of Justice in the official section of the electronic Federal Gazette (“elektronischer Bundesanzeiger”). Since making its last Declaration of Conformity dated November 28, 2008, Siemens AG has fully complied with the recommendations of the Code in the version of June 6, 2008.

Berlin and Munich, October 1, 2009

Siemens Aktiengesellschaft

The Managing Board	The Supervisory Board”

Objects and purposes

According to Section 2 of our Articles of Association, the objects and purposes of our Company are:

•	to manufacture, distribute and supply industrial products in the fields of electrical engineering and electronics, mechanical engineering, precision mechanics as well as related sectors of engineering, including research and development in these fields;

•	to develop, plan, distribute, supply, assemble and commission trade-specific and customer-specific systems, solutions and facilities in the fields of electrical engineering and electronics, mechanical engineering and precision mechanics as well as related sectors of engineering; and

•	to render industrial and other business-related services.

Our Articles of Association authorize us to engage in business of any kind and to take any and all measures related to, or which are directly or indirectly useful in promoting our objects. We may also operate both domestic and foreign factories, establish branch offices, found, acquire, consolidate with, or participate in other companies, conclude or participate in other management contracts, and enter into joint ventures.

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

No board member may vote on a matter that concerns formal approval of his or her own acts or in which he or she has a material interest, and no member of either our Supervisory Board or our Managing Board may receive loans from us.

There is no mandatory retirement age for members of either board under our Articles of Association. According to the Managing Board’s Bylaws, however, the age of a member of the Managing Board shall not exceed

65. Likewise, the Bylaws of the Supervisory Board recommend that members of the Supervisory Board shall not be older than 70.

According to our Share Ownership Guidelines, being effective since October 1, 2008, there will be a mutually determined share ownership commitment by the members of our Managing Board and our further top executive managers.

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

In order to be entitled to participate in and vote at a meeting, a shareholder must be registered in the share register on the meeting date and must have notified us in text form or electronically that he or she wished to attend the meeting no later than six full days before the meeting date or such lesser period as our Managing Board may have specified in the notice of the shareholders’ meeting.

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

Dividend rights

Under applicable German law, we may declare and pay dividends only from our annual net income as reported in the German statutory, stand-alone annual financial statements of Siemens AG. For each fiscal year, our Managing Board approves our annual financial statements and submits them to our Supervisory Board with its proposal for the allocation of our annual net income. The proposal sets forth what portion of the annual net income should be paid out as dividends, transferred to capital or profit reserves or carried forward to the next fiscal year. Upon approval by our Supervisory Board, our Managing Board and our Supervisory Board submit their combined proposal to the shareholders at the Annual Shareholders’ Meeting. The general assembly of shareholders ultimately determines the allocation of annual net income including the amount of any annual dividend. Our Managing and Supervisory Boards may not allocate more than one half of our annual surplus to other profit reserves. In determining the distribution of profits, however, our shareholders may allocate additional amounts to profit reserves and may carry forward profits in part or in full. Our shareholders receive dividend distributions in proportion to the number of shares they hold.

There are two different types of dividends: cash dividends and dividends in kind. Dividends approved at a shareholders’ meeting are payable on the first stock exchange trading day after that meeting, unless otherwise decided at the shareholders’ meeting. If an investor holds shares that are entitled to dividends through a clearing system, the dividends will be paid according to that clearing system’s rules. If an investor holds physical certificates, he or she may no longer exercise dividend or other rights attaching to the shares without surrendering the physical certificates to a financial institution that maintains securities accounts. We will publish notice of dividends paid as well as of the paying agent or agents whom we have appointed in the Electronic German Federal Gazette.

Liquidation rights

In accordance with the German Stock Corporation Act, if we are liquidated, any liquidation proceeds remaining after all of our liabilities have been discharged are distributed to our shareholders in proportion to the number of common shares held.

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

•	to the extent that we have an obligation to grant new shares to holders of warrants or convertible bonds that we or any of our subsidiaries have issued;

•	if the newly issued shares represent 10% or less of our existing share capital at the time we issue the new shares and the issue price of the new shares is not substantially less than the stock exchange price as defined under German law; or

•	to the extent necessary to avoid fractional amounts that may arise in the case of share issuance upon the exercise of preemptive rights.

In addition, our shareholders have waived their preemptive rights with respect to shares issued to employees, with respect to shares issued in exchange for an in-kind contribution out of authorized capital and with respect to treasury stock; see also “—Repurchase of our own shares.” Additionally, our shareholders have waived their preemptive rights in certain cases with respect to the issuance of bonds with conversion rights or warrants:

•	if the issue price of the bond is not significantly lower than its theoretical market price computed in accordance with generally accepted valuation methods and the total number of shares to be issued together with other shares issued or sold during the term of the authorization does not exceed 10% of the capital stock existing at the time of the implementation of the authorization (including shares issued up to this point in time against contributions in kind under exclusion of shareholders’ preemptive rights);

•	if this is necessary with regard to small residual amounts that result from the exchange ratio; or

•	to the extent holders of such rights are entitled, upon their exercise, to subscribe for our common shares in order to avoid dilution of the economic value of such rights.

Restrictions on voting rights or transfer of shares

Shares issued to employees under our former employee stock schemes are subject to company-imposed private law restrictions on disposal for two to five years. As a matter of principle, eligible employees may not dispose of any shares transferred to them in this way prior to the expiration of the holding period.

Shares issued to employees worldwide,—to the extent legally permissible—under the new stock scheme implemented since the beginning of fiscal 2009, i.e. the Share Matching Plan for Senior Managers and Employees are freely transferable. However, participants are required to own and hold the shares issued to them under the rules of the Plan for a waiting period of about three years in order to receive one matching share free of charge for each three shares. Any sale or transfer of the shares prior to vesting of the waiting period will forfeit the right to receive matching shares for the sold or transferred share. For more information on the share matching plan please see Item 6: “—Compensation report.”

The von Siemens-Vermögensverwaltung GmbH (vSV) has, on a sustained basis, powers of attorney allowing it to vote, as of October 13, 2009, 10.805.913 shares on behalf of members of the Siemens family whereby aforementioned shares constitute a part of the overall number of shares held by members of the Siemens family. The vSV is a German limited liability company and party to an agreement with, among others, members of the Siemens family (“family agreement”). In order to bundle and represent their interests, the members of the Siemens family established a family partnership. This family partnership or one of its committees makes proposals to the vSV with respect to the exercise of the voting rights at shareholders’ meetings of the Company, which are taken into account by the vSV when acting within the bounds of its professional discretion. Pursuant to the family agreement, the shares under powers of attorney are voted by the vSV collectively.

Disclosure requirement

Our Articles of Association do not require our shareholders to advise us when their holdings exceed specified thresholds. Under the German Securities Trading Act (Wertpapierhandelsgesetz, the “WpHG”), however, holders of the voting rights of an issuer whose home country is the Federal Republic of Germany and whose securities are admitted to trading on an organized market are required to notify without undue delay and in writing the issuer in which they hold the securities and the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, the “BaFin”) of the level of their holdings whenever such holdings reach, exceed or fall below certain thresholds. These thresholds are set at 3%, 5%, 10%, 15%, 20%, 25%, 30%, 50% and 75% of the issuer’s outstanding voting rights. These thresholds may also be reached by mutually adding third party voting rights, if the holders of such voting rights agreed to permanently act in concert while exercising their voting rights.

In addition, anyone who holds, directly or indirectly, financial instruments that afford a right to acquire, at the holder’s option, voting shares issued by a company whose home country is the Federal Republic of Germany must, without undue delay, notify the issuer and the BaFin if the thresholds mentioned above, with the exception of the 3% threshold, have been reached, exceeded or fallen below. In making the calculations, positions in voting rights and other financial instruments must be aggregated.

The issuer must publish the notifications received without undue delay, but no later than three trading days following receipt of the notification. A domestic issuer must also publish the total number of voting rights at the end of each calendar month during which the number of voting rights has increased or decreased. The calculation of the percentage of voting rights must be based on the latest publication of the total number of voting rights in the issuer. If a shareholder fails to notify the issuer or the German Federal Financial Supervisory Authority as required, he or she cannot exercise any rights associated with the shares for as long as the default continues and, if the violation (i) was due to gross negligence or intent and (ii) reached a certain degree of non-compliance, suspension of such rights continues for six months after the late or corrected notification.

Holders of voting rights are required to notify the issuer within 20 days after reaching or exceeding the 10% threshold about their intentions with respect to the voting rights and the origin of the funds used for the acquisition of voting rights.

In addition, the German Takeover Act (Wertpapiererwerbs- und Übernahmegesetz) requires the publication within seven days of the acquisition of “control,” which is defined as holding of at least 30% of the voting rights in a target company.

The WpHG requires directors to report their dealings in an issuer’s shares. Specifically, persons with managerial responsibilities in a publicly-traded issuer must notify both the issuer and the BaFin about their transactions in the issuer’s shares and derivatives or other financial instruments linked to those shares. The same obligation applies to persons closely associated with these managers, such as spouses, dependent children, or other relatives sharing the same household. Similarly, the reporting obligation also applies to legal entities, trusts and partnerships that are managed or controlled by any such manager or associated person, or that are set up for the benefit of such a person, or whose economic interests are substantially equivalent to those of such person. Nevertheless, there is no notification obligation until the total amount of transactions of a covered manager and all of his or her associated persons reaches at least €5,000 during any calendar year. Such information can be found on our Internet website in German at www.siemens.com/investor/de/corporate—governance/directors—dealings and in English at www.siemens.com/investor/en/corporate—governance/directors—dealings. For further information about such transactions see also Item 6: “Directors, senior management and employees—Share ownership.”

Repurchase of our own shares

We may not acquire our own shares unless so authorized by a resolution duly adopted by our shareholders at a general meeting or in other very limited circumstances set forth in the German Stock Corporation Act.

The German Stock Corporation Act generally limits share repurchases to 10% of our share capital. In addition, any shareholders’ resolution that authorizes us to repurchase shares may be in effect for a period no longer than 5 years (until August 31, 2009 the maximum period allowed by German law was only 18 months). The resolution currently in effect is valid until July 26, 2010. According to this resolution, shares that are repurchased may be (i) sold via a stock exchange or through a public sales offer made to all shareholders; (ii) retired; (iii) used to meet the obligations under the 2001 Siemens Stock Option Plan in accordance with the resolution passed at the Annual Shareholder’s Meeting on February 22, 2001; (iv) offered for purchase to individuals currently or formerly employed by the Company or any of its subsidiaries or granted and transferred to such individuals with a holding period of at least two years; (v) offered and transferred with the approval of the Supervisory Board to third parties against contributions in kind, particularly in connection with business combinations or the acquisition of companies or interests therein; (vi) sold with the approval of the Supervisory Board to third parties against payment in cash if the price (excluding incidental transaction costs) at which such Siemens shares are to be sold is not significantly lower than the market price of the Siemens stock on the trading day, as determined during the opening auction of the XETRA trading platform (or a comparable successor system); or (vii) used to service conversion or option rights granted by the Company or any of its subsidiaries. In addition, the Supervisory Board is authorized to offer repurchased shares to the members of the Managing Board of the Company for purchase as stock-based compensation under the same terms and conditions as those offered to employees of the Company or to grant and transfer such shares to members of the Managing Board with a holding period of at least two years.

In addition to the above mentioned resolution regarding the repurchase of own shares, a resolution is in effect that authorizes the Company to repurchase its own shares by using equity derivatives, such as put and call options and a combination of put and call options. The term of such options must be chosen in a way that any repurchase of the Company’s own shares upon the exercise of the option will take place no later than July 26, 2010.

On November 7, 2007, Siemens announced a Share Buyback Program adopted by the Management Board and approved by the Supervisory Board. The Share Buyback Program provides for repurchase of shares for a total amount of up to €10 billion through the end of fiscal 2010. Shares repurchased under the Share Buyback Program are purchased solely for the purpose of cancellation and reduction of capital stock and for the purpose of fulfilling obligations in connection with stock based employee programs. For further information about Siemens’ Share Buyback Program see Item 16E: “Purchases of equity securities by the issuer and affiliated purchasers” and “Notes to Consolidated Financial Statements.”

Jurisdiction

Our Articles of Association provide that by subscription to or by otherwise acquiring shares or interim certificates for shares, a shareholder submits to the jurisdiction of the courts of our legal domicile in all disputes with us or our governing bodies.

Material contracts

Not applicable.

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

Taxation

German taxation

The following discussion is a summary of the material German tax consequences for beneficial owners of our shares or ADSs (i) who are non-German residents for German income tax purposes (i.e., generally persons whose residence, habitual abode (gewöhnlicher Aufenthalt), statutory seat or place of effective management and control is not located in Germany) and (ii) whose shares or ADSs do not form part of the business property of a permanent establishment or a fixed base in Germany, and are not held with a German paying agent (including a German branch of a non-German financial services institution). Throughout this section we refer to these owners as “Non-German holders.”

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

Taxation of the company in Germany

German corporations are currently subject to a corporate income tax rate of 15%. Moreover, a solidarity surcharge of 5.5% on the net assessed corporate income tax is levied, so that the corporate income tax and the solidarity surcharge, in the aggregate, amount to a tax rate of 15.825%.

In addition, German corporations are subject to profit-related trade tax on income, the exact amount of which depends on the municipality in which the corporation maintains its business establishment(s). Trade tax is not a deductible item in calculating the corporation’s tax base for corporate income tax and trade tax purposes.

Imposition of withholding tax

Dividend distributions are subject to a current withholding tax of 25%. Moreover, a solidarity surcharge of 5.5% on the withholding tax is levied, resulting in a total withholding tax rate from dividends of 26.375%. Corporate Non-German holders will generally be entitled to a refund in the amount of two fifths of the withholding tax (including solidarity surcharge). This does not preclude a further reduction of withholding tax, if any, available under a relevant tax treaty.

For many Non-German holders (e.g. U.S. holders), the withholding tax rate is currently reduced under applicable income tax treaties. Under most income tax treaties to which Germany is a party, the rate of dividend withholding tax is reduced to 15%. To reduce the withholding to the applicable treaty rate of 15%, a Non-German holder must apply for a refund of withholding taxes paid. The application for refund must be filed with the German Federal Tax Office (Bundeszentralamt für Steuern, An der Küppe 1, D-53225 Bonn, Germany; http://www.bzst.bund.de/). The relevant forms can be obtained from the German Federal Tax Office or from German embassies and consulates. Special rules apply to U.S. holders (as defined below).

Refund procedure for U.S. holders

For shares and ADSs kept in custody with The Depository Trust Company in New York or one of its participating banks, the German tax authorities have introduced a collective procedure for the refund of German dividend withholding tax and the corresponding solidarity surcharge on a trial basis. Under this procedure, the Depository Trust Company may submit claims for refunds payable to U.S. holders eligible for benefits as U.S. residents under the current income tax convention between the United States and Germany (the “Treaty”) collectively to the German tax authorities on behalf of these eligible U.S. holders. The German Federal Tax Office will pay the refund amounts on a preliminary basis to The Depository Trust Company, which will redistribute these amounts to the eligible U.S. holders according to the regulations governing the procedure. The German Federal Tax Office may review whether the refund was made in accordance with the law within four years after making the payment to The Depository Trust Company. Details of this collective procedure are available from The Depository Trust Company.

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

As part of the individual refund claim, an eligible U.S. holder must submit to the German tax authorities the original bank voucher (or a certified copy thereof) issued by the paying agent documenting the tax withheld, and an official certification on Internal Revenue Service (“IRS”) Form 6166. U.S. holders should consult their own tax advisors regarding how to obtain an IRS Form 6166.

Capital gains

Under German domestic tax law as currently in effect, capital gains earned by a Non-German holder from the sale or other disposition of shares or ADSs are subject to tax in Germany only if such Non-German holder has held, directly or indirectly, shares or ADSs representing 1% or more of the registered share capital of the company at any time during the five-year period immediately preceding the disposition. Based on the current provisions, capital gains generally are not taxable if the above mentioned threshold is not exceeded and certain further conditions are met. If shares or ADSs representing less than 1% are acquired on or after January 1, 2009, capital gains are subject to withholding tax of 25% and an additional solidarity surcharge of 5.5% on the levied withholding tax.

U.S. holders that qualify for benefits as U.S. residents under the Income Tax Treaty are exempt from taxation in Germany on capital gains derived from the sale or disposition of shares or ADSs.

Shareholders whose shares are held in an account with a German bank or financial services institution (including a German branch of a non-German bank or financial services institution) are urged to consult their own advisors. This summary does not discuss their particular tax situation.

Inheritance and gift tax

Under German law, in principle, German gift or inheritance tax will be imposed only on transfers by a holder of shares or ADSs at death or by way of gift, if

(i)	the decedent or donor, or the heir, donee or other transferee has his residence or habitual abode (gewöhnlicher Aufenthalt) in Germany at the time of the transfer;

(ii)	the shares or ADSs are part of the business property of a permanent establishment in Germany;

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

Based on the Inheritance and Gift Tax Reform effective January 1, 2009, certain provisions especially concerning the measurement of the transferred assets were adapted.

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

U.S. Federal income taxation

This section describes the material U.S. federal income tax consequences of owning our shares or ADSs. It applies to U.S. holders (as defined below) who hold shares or ADSs as capital assets for U.S. federal income tax purposes and are eligible for benefits as a U.S. resident under the Treaty with respect to an investment in the shares or ADSs. This section does not address all material U.S. federal income tax consequences of owning shares or ADSs. It does not address special classes of holders, some of which may be subject to other rules, including:

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

This section is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed Treasury regulations, and published rulings and court decisions, as well as on the Treaty, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of The Depository Trust Company and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

A “U.S. holder” is a beneficial owner of shares or ADSs and, for U.S. federal income tax purposes, a citizen or resident of the United States, a domestic corporation or otherwise subject to U.S. federal income taxation on a net income basis in respect of shares or ADSs.

This discussion addresses only U.S. federal income taxation. U.S. holders should consult their own tax advisor regarding the United States federal, state, local and other tax consequences of owning and disposing of shares and ADSs in your particular circumstances. In particular, you should confirm that you are eligible as a U.S. resident for benefits under the Treaty in respect of your investment in the shares or ADSs.

A U.S. holder of the ADSs generally will be treated for U.S. federal income tax purposes as the beneficial owner of the shares represented by those ADSs, in which case no gain or loss will be recognized upon an exchange of the shares for ADSs or an exchange of the ADSs for shares.

Taxation of dividends

U.S. holders must include the gross amount of dividends paid on the shares, without reduction for German withholding tax, in ordinary income as foreign source dividend income on the date that they receive them (or, in the case of ADSs, on the date that The Depository Trust Company receives them), translating dividends paid in euro into U.S. dollars using the exchange rate in effect on such date, regardless of whether the payment in fact is converted into U.S. dollars.

In the case of non-corporate U.S. holders, the U.S. dollar amount of dividends paid to them in taxable years beginning before January 1, 2011 with respect to the shares or ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends” provided that the shares or ADSs are held for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends paid on the shares or ADSs generally will be treated as qualified dividends if we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2008 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2009 taxable year. However, as PFIC status is a factual matter that must be determined annually at the close of each taxable year, there can be no certainty as to our actual PFIC status in any particular year until the close of the taxable year in question.

German tax withheld from dividends will be treated, up to the 15% rate provided under the Treaty, as a foreign income tax that, subject to generally applicable limitations under U.S. tax law, is eligible for credit against the U.S. federal income tax liability of U.S. holders or, if they have elected to deduct such taxes, may be deducted in computing taxable income. Dividends will be income from sources outside the United States. Dividends will, depending on the respective circumstances, be “passive” or “general” income for purposes of computing the foreign tax credit allowable to a U.S. holder. The rules governing the foreign tax credit are complex. Each U.S. holder is urged to consult its own tax advisor concerning whether, and to what extent, a foreign tax credit will be available under the Treaty with respect to dividends received from us. To the extent a refund of the tax withheld is available to a U.S. holder under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against the U.S. federal income tax liability. Fluctuations in the dollar-euro exchange rate between the date that a U.S. holder includes a dividend in taxable income and the date when the related refund of German withholding tax is received may give rise to foreign currency gain or loss, which generally is treated as ordinary income or loss for U.S. federal income tax purposes. See “Refund procedure for U.S. holders” above for the procedures for obtaining a tax refund.

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

Information reporting and backup withholding

Dividend payments made to holders and proceeds paid from the sale, exchange, redemption or disposal of shares or ADSs may be subject to information reporting to the Internal Revenue Service. Such payments may be subject to backup withholding taxes unless the holder (i) is a corporation or other exempt recipient or (ii) provides a taxpayer identification number on a properly completed IRS Form W-9 and certifies that no loss of exemption from backup withholding has occurred. Holders that are not U.S. persons generally are not subject to information reporting or backup withholding. However, such a holder may be required to provide a certification of its non-U.S. status in connection with payments received within the United States or through a U.S.-related financial intermediary.

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

Disclosure controls and procedures

As of September 30, 2009, Siemens performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures. The Company’s disclosure controls and procedures are designed so that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported in a timely manner and accumulated and communicated to management, including the CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure. The evaluation was performed with the participation of key corporate senior management and senior management of each business sector under the supervision of the CEO, Peter Löscher, and CFO, Joe Kaeser. There are inherent limitations in the effectiveness of any system of disclosure controls and procedures. These limitations include the possibility of human error and the risk that the controls and procedures may be circumvented or overridden. Accordingly, any such system can only provide reasonable assurance of achieving the desired control objectives and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of different controls and procedures. Based on the foregoing, the Company’s management, including the CEO and CFO, concluded that Siemens’ disclosure controls and procedures were effective as of September 30, 2009 in achieving the above-stated objectives.

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

No system of internal control over financial reporting, including one determined to be effective, may prevent or detect all misstatements. It can provide only reasonable assurance regarding financial statement preparation and presentation. Also, projections of the results of any evaluation of the effectiveness of internal control over financial reporting into future periods are subject to the inherent risk that the relevant controls may become inadequate due to changes in circumstances or that the degree of compliance with the underlying policies or procedures may deteriorate.

Siemens’ management assessed the effectiveness of the Company’s internal control over financial reporting as of September 30, 2009. In making this assessment, it used the criteria set forth in the Committee of Sponsoring Organizations of the Treadway Commission (COSO)’s publication “Internal control—Integrated framework.” As a result of this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of September 30, 2009.

The effectiveness of the Company’s internal control over financial reporting as of September 30, 2009 has been audited by Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft (EY), an independent registered public accounting firm, as stated in their report, which is included below.

Report of independent registered public accounting firm

To the Supervisory Board of Siemens Aktiengesellschaft:

We have audited Siemens Aktiengesellschaft’s internal control over financial reporting as of September 30, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Siemens Aktiengesellschaft’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Siemens Aktiengesellschaft maintained, in all material respects, effective internal control over financial reporting as of September 30, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Siemens Aktiengesellschaft and subsidiaries as of September 30,

2009, and the related consolidated statements of income, income and expense recognized in equity and cash flow for the year then ended, and our report dated November 24, 2009 expressed an unqualified opinion thereon.

/s/ Ernst & Young GmbH
Wirtschaftsprüfungsgesellschaft

Munich, Germany
November 24, 2009

Changes in internal control over financial reporting

There were no changes in the Company’s internal control over financial reporting during the fiscal year ended September 30, 2009 that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

As described in Item 15 of the Company’s Annual Report on Form 20-F for fiscal 2008, by the end of fiscal 2008, the anti-corruption implementation toolkit developed by the Company had been implemented across all Siemens entities with elevated corruption risk as well as all Siemens entities that were deemed to be financially significant by end of fiscal 2008. As scheduled, the roll out of the toolkit within the remaining entities was completed by the end of fiscal 2009. In addition, as provided under the terms of the plea and settlement agreements reached in the United States in December 2008, Siemens has engaged Dr. Theo Waigel, former German federal minister of finance, as compliance monitor to evaluate and report, for a period of up to four years, on the Company’s progress in implementing and operating its new compliance program.

The Company is currently integrating and further harmonizing its various control initiatives under the governance of the Managing Board.

ITEM 16A:	AUDIT COMMITTEE FINANCIAL EXPERT

Our Supervisory Board has determined that two members of the Company’s Audit Committee, Dr. Gerhard Cromme and Dr. Hans Michael Gaul, are financial experts. Dr. Cromme and Dr. Gaul are independent, as that term is defined in Rule 10A-3 under the Securities Exchange Act for purposes of the listing standards of the New York Stock Exchange applicable to Siemens.

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

On November 28, 2008, the Supervisory Board of Siemens, acting on a recommendation of its audit committee, proposed to appoint Ernst & Young AG Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft which, effective June 22, 2009, was renamed Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft (E&Y) as Siemens’ auditor, thereby effectively dismissing KPMG AG Wirtschaftsprüfungsgesellschaft (KPMG), which had previously served in that capacity. On January 27, 2009, at the annual general meeting of shareholders of Siemens, the shareholders appointed E&Y as Siemens’ auditor commencing with fiscal year 2009.

The following table sets forth the aggregate fees related to professional services rendered by the Company’s principal accountant, E&Y, for the fiscal year 2009 and KPMG for the fiscal year 2008:

	Year ended
	September 30,
Type of Fees	2009	2008
	(in millions of €)

Audit Fees	40.5	50.7
Audit-Related Fees	4.6	14.6
Tax Fees	4.2	2.6
All Other Fees	—	0.5

Total	49.3	68.4

Audit fees and audit-related fees consist of fees associated with the services pre-approved by the Audit Committee described below. Tax fees include primarily fees for support services provided in connection with the documentation of transfer pricing arrangements and fees for transition services which were started prior to the appointment of E&Y and, starting December 2008, require specific pre-approval by the Audit Committee.

Audit committee pre-approval policies:

In accordance with German law, Siemens’ independent auditor is appointed by the Annual Shareholders’ Meeting based on a recommendation of the Supervisory Board. The Audit Committee of the Supervisory Board prepares the board’s recommendation on the election of the Company’s independent auditor. Subsequent to the auditor’s appointment, the Audit Committee engages the auditor and in its sole authority approves the terms and scope of the audit and all audit engagement fees. In addition, it monitors the auditor’s independence.

In order to ensure the integrity of independent audits, Siemens’ Audit Committee has established a policy to approve all audit and permissible audit-related services provided by our independent auditor prior to the auditor’s engagement. As part of this approval process, the Audit Committee adopted pre-approval policies and procedures pursuant to which the Audit Committee annually pre-approves certain types of services to be performed by Siemens’ independent auditor. Under the policies, the Company’s independent auditor is not allowed to perform any non-audit services which may impair the auditor’s independence under the rules of the U.S. Securities and Exchange Commission (SEC) and the Public Company Accounting Oversight Board. Furthermore, the Audit Committee has limited the sum total of all audit-related fees incurred during a fiscal year to a maximum of 40% of the audit fees agreed upon for the respective fiscal year.

In fiscal 2009, the Audit Committee has pre-approved the performance by E&Y of the following audit and audit-related services:

Audit services:

•	Annual audit of Siemens’ Consolidated Financial Statements and its internal control over financial reporting

•	Quarterly review of Siemens’ interim consolidated financial statements

•	Audit and review services that are required by statute or regulation, including statutory audits of financial statements of Siemens AG and of its subsidiaries under the rules of their respective countries

•	Opening balance sheet audits in connection with acquisitions, including audits with regard to the allocation of purchase prices

Audit-related services:

•	Due diligence relating to actual or contemplated acquisitions and carve-outs, including consultation in accounting matters

•	Post-closing audits

•	Carve-out audits and attestation services in the context of carve-outs

•	Consultation concerning financial accounting and reporting standards based on the auditor’s knowledge of Siemens-specific circumstances, including:

•	Accounting advice relating to actual or contemplated transactions or events

•	Advice on the introduction and review of new or revised accounting guidelines and requirements

•	Training regarding accounting-related topics

•	Comfort letters

•	Employee benefit plan audits

•	SAS 70 reports

•	IT system audits that are not part of the annual audit

•	Attestation services subject to regulatory requirements, including regulatory advice

•	Attestation and audits in connection with the European Community Directive on Waste Electrical and Electronic Equipment

•	Attestation of compliance with provisions or calculations required by agreements

•	Attest services in accordance with applicable standards, other than audit services required by statute or other regulation

Services that are not included in one of the categories listed above require specific pre-approval by the Audit Committee. An approval may not be granted if the service falls into a category of services not permitted by current law or if it is inconsistent with ensuring the auditor’s independence, as expressed in the four principles promulgated by the U.S. Securities and Exchange Commission: (1) an auditor may not function in the role of management; (2) an auditor may not audit his or her own work; (3) an auditor may not serve in an advocacy role for his or her client; and (4) an auditor may not provide services creating a mutual or conflicting interest.

While non-audit-related services are not prohibited by law, except for certain types of non-audited services enumerated in the SEC’s rules, Siemens AG has decided as a matter of policy not to engage the principal accountant to provide non audit-related services unless there is a compelling advantage to the company in using the principal accountant and it can clearly be shown that there is no impairment of independence.

ITEM 16D:	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Information required by this Item is incorporated by reference to Item 10: “Additional information—Corporate governance—Management and control structure—Supervisory Board.”

ITEM 16E:	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets out certain information concerning purchases by us during fiscal 2009:

			(c) Total number of	(d) Maximum number
			shares purchased as	of shares that may yet
		(b) Average price	part of publicly	be purchased under
	(a) Total number of	paid per share	announced plans or	the plans or programs
Period	shares purchased	(in €)	programs(1)	at month-end(2)

October 10/1/08-10/31/08	—	—	—	50,056,984
November 11/1/08-11/30/08	—	—	—	50,056,984
December 12/1/08-12/31/08	—	—	—	50,056,984
January 1/1/09-1/31/09	—	—	—	50,056,984
February 2/1/09-2/28/09	—	—	—	50,056,984
March 3/1/09-3/31/09	—	—	—	91,420,342
April 4/1/09-4/30/09	—	—	—	91,420,342
May 5/1/09-5/31/09	—	—	—	91,420,342
June 6/1/09-6/30/09	—	—	—	91,420,342
July 7/1/09-7/31/09	—	—	—	91,420,342
August 8/1/09-8/31/09	—	—	—	91,420,342
September 9/1/09-9/30/09	—	—	—	91,420,342

Total	—		—

(1)	On November 7, 2007, Siemens announced a Share Buyback Program adopted by the Management Board and approved by the Supervisory Board. The Share Buyback Program provides for repurchase of up to €10 billion of shares through the end of fiscal 2010. As of September 30, 2009, 56,201,421 shares amounting to €4,350 billion have been repurchased. Shares repurchased under the Share Buyback Program are purchased solely for the purpose of cancellation and reduction of capital stock or for the purpose of issuing them to employees and members of the Managing Board.

(2)	The “maximum number of shares that may yet be purchased under the plans or programs at month-end” for the months from October 2008 to February 2009, as presented in the table above, represents the 91,420,342 Siemens shares authorized for repurchase by the Annual Shareholders’ Meeting on January 24, 2008 less the 41,363,358 Siemens shares repurchased between March 1, 2008 and September 30, 2008. Under the currently effective resolution of the Annual Shareholders’ Meeting of January 27, 2009, which took effect on March 1, 2009 and remains in force until July 26, 2010, Siemens may repurchase up to 10% of its capital stock as of the date of the Shareholders’ resolution, which represents 91,420,342 Treasury shares. Depending on the Siemens share price, repurchase of a total of €10 billion of shares by fiscal year end 2010 pursuant to the Share Buyback Program might require that the shareholders grant additional authority to repurchase shares

The table above omits Siemens shares purchased by pension and other postretirement benefit plans sponsored by Siemens which purchased those shares independently of Siemens. In fiscal 2009, the principal Siemens sponsored pension and other postretirement benefit plans purchased 3,914,100 shares of Siemens AG common stock at an average price of €46.19 per share.

For further information on shares held in treasury see “Notes to Consolidated Financial Statements.”

ITEM 16F:	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On November 28, 2008, the Supervisory Board of Siemens, acting on a recommendation of its audit committee, proposed to appoint Ernst & Young AG Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft (E&Y) as Siemens’ auditor, thereby effectively dismissing KPMG AG Wirtschaftsprüfungsgesellschaft (KPMG), which had previously served in that capacity. On January 27, 2009, at the annual general meeting of shareholders of Siemens, the shareholders approved the appointment of E&Y as Siemens’ auditor commencing with fiscal 2009.

During fiscal 2007 and 2008 and through November 28, 2008, there were no (1) disagreements (as defined in Item 16F(a)(1)(iv) of Form 20-F under the U.S. Securities Exchange Act of 1934 (Form 20-F)) between Siemens and KPMG on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of KPMG, would have caused KPMG to make reference to the subject matter of the disagreement in connection with their report or (2) reportable events (as defined in Item 16F(a)(1)(v) of Form 20-F) except that, as of September 30, 2007, management had identified a material weakness in Siemens’ internal control over financial reporting insofar as Siemens’ internal control in the area of anti-corruption was not sufficiently robust to prevent certain members of management from circumventing or overriding elements of Siemens’ financial control environment and misusing funds contrary to Siemens policies. KPMG agreed with this assessment and included a corresponding statement in its report on the effectiveness of Siemens’ internal control over financial reporting as of September 30, 2007. Siemens’ audit committee discussed the matter with KPMG, and Siemens authorized KPMG to respond fully to any inquiries by E&Y regarding the matter. See Item 15: “Controls and procedures” for more information on Siemens’ anti-corruption controls. Notwithstanding this material weakness, as of September 30, 2007, Siemens’ internal control over financial reporting was sufficiently robust so that Siemens was able to prepare, and did prepare, consolidated financial statements that presented fairly, in all material respects, the financial position of Siemens AG and subsidiaries as of September 30, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2007, in conformity with International Financial Reporting Standards.

KPMG’s audit reports on Siemens’ consolidated financial statements for the fiscal years ended September 30, 2007 and 2008 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to certainty, audit scope or accounting principles. KPMG’s audit reports on the effectiveness of Siemens’ internal control over financial reporting as of September 30, 2007 and 2008 did not express an adverse opinion, or disclaimer of opinion, nor were they qualified as to uncertainty, audit scope or accounting principle, except that KPMG’s audit report on the effectiveness of internal control over financial reporting contained an adverse opinion that Siemens did not maintain effective internal controls over financial reporting as of September 30, 2007 as described above.

Siemens provided the foregoing disclosures to KPMG and requested that KPMG furnish Siemens with a letter addressed to the Securities and Exchange Commission stating whether or not they agree with such disclosures. A copy of the letter furnished by KPMG in response to that request, dated December 4, 2009, is attached as an exhibit to this Form 20-F.

During fiscal 2007 and 2008 and through January 27, 2009, Siemens did not consult with E&Y on (1) the application of accounting principles to any specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on Siemens’ financial statements in situations where either a written report was provided to Siemens or oral advice was provided that E&Y concluded was an important factor considered by Siemens in reaching a decision as to the accounting, auditing or financial reporting issue; or (2) any matter that was either the subject of a disagreement (as defined in new Item 16F(a)(1)(iv) of Form 20-F) or reportable event (as defined in Item 16F(a)(1)(v) of Form 20-F).

ITEM 16G:	CORPORATE GOVERNANCE

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

As a company incorporated in Germany, Siemens AG has to primarily comply with the German Stock Corporation Act and the German Codetermination Act and follows the recommendations of the German Corporate Governance Code. Furthermore, Siemens complies with applicable rules and regulations of the markets on which its securities are listed, such as the NYSE, and also voluntarily complies with many of the NYSE requirements that by their terms apply only to U.S. domestic issuers. For additional information on our corporate governance, please refer to Item 6: “Directors, senior management and employees” and to Item 10: “Additional information.”

The significant differences between our governance practices and those of U.S. domestic NYSE issuers are as follows:

Two-Tier Board—The German Stock Corporation Act requires Siemens AG to have a two-tier board structure consisting of a Managing Board and a Supervisory Board. The two-tier system provides a strict separation of management and supervision. Roles and responsibilities of each of the two boards are clearly defined by law. The composition of the Supervisory Board is determined in accordance with the German Codetermination Act, which requires that one-half of the required 20 Supervisory Board members must be elected by our domestic employees. In the event of a tie vote at the Supervisory Board, the Chairman of the Supervisory Board is entitled to cast a deciding vote.

Independence—In contrast to the NYSE Standards, which require the board to affirmatively determine the independence of the individual directors with reference to specific tests of independence, German law does not require the Supervisory Board to make such affirmative findings on an individual basis. German law only requires that the Audit Committee must include at least one independent member of the Supervisory Board who has knowledge and experience in the application of accounting principles or the auditing of financial statements. At the same time, the Bylaws for Siemens’ Supervisory Board contain several provisions to help ensure the independence of the Supervisory Board’s advice and supervision. Furthermore, the members of the Supervisory and Managing Boards are strictly independent from one another; a member of one board is legally prohibited from being concurrently active on the other. Supervisory Board members have independent decision-making authority and are legally prohibited from following the direction or instruction of any affiliated party. Moreover, Supervisory Board members may not enter into advisory, service or certain other contracts with Siemens, unless approved by the Supervisory Board.

Committees—In contrast to the NYSE Standards, which require the creation of several specified board committees, composed of independent directors and operating pursuant to written charters that set forth their tasks and responsibilities, the Supervisory Board of Siemens AG has combined the functions of a nominating, compensation and corporate governance committee substantially in the Chairman’s Committee and has delegated part of the remaining functions to the Nominating Committee. Nevertheless, certain responsibilities were not delegated to a committee because German law requires the Supervisory Board to perform the function in full session, e.g. determination of the compensation of the members of the Managing Board. Both the Audit Committee and the Chairman’s Committee have written bylaws - adopted by the Supervisory Board based on the NYSE Standards - addressing their respective tasks and responsibilities.

The Audit Committee of Siemens AG is subject to the standards of the SOA and the Securities Exchange Act of 1934, as applicable to a foreign private issuer, and performs - in cooperation with the Compliance Committee established in April 2007 - functions similar to those of an audit committee subject to the full NYSE Standards. Nevertheless, German law precludes certain responsibilities from being delegated to a committee, such as the selection of the independent auditors, who are required by German law to be elected at the shareholders’ meeting.

In addition, the Supervisory Board of Siemens AG has a Finance and Investment Committee and a Mediation Committee, the latter of which is required by German law. Neither of these two committees is required under the NYSE Standards.

Shareholder Approval of Equity Compensation Plans; Stock Repurchases—The NYSE Standards generally require U.S. domestic companies listed on the NYSE to obtain shareholder approval of all equity compensation plans (including stock option plans) and any material revisions to such plans. Similarly, our adoption of stock option plans and any material revisions thereto require the approval by our shareholders insofar as any issuance of shares and/or stock options under authorized or contingent capital authorizations requires shareholder approval (which approval requires consideration of the key elements of the applicable option plan or relevant modifications). Further, under German law, share buybacks generally require the prior authorization by shareholders. Such approval was last given at our January 27, 2009 Annual Shareholders’ Meeting and this matter will generally be voted upon the expiration of each authorization.

PART III

ITEM 17:	FINANCIAL STATEMENTS

See pages F-1 through F-102.

Separate financial statements required by Rule 3-09 of Regulation S-X will be filed as an amendment to this Form 20-F. We expect to file these separate financial statements when available on or before June 30, 2010. Each amendment will be available through the Securities and Exchange Commission’s website at www.sec.gov shortly after its filing with the Commission.

Siemens

Report of independent registered public accounting firm

To the Supervisory Board of Siemens Aktiengesellschaft:

We have audited the accompanying consolidated balance sheet of Siemens Aktiengesellschaft and subsidiaries (the “Company”) as of September 30, 2009, and the related consolidated statements of income, income and expense recognized in equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries as of September 30, 2009, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and as adopted by the European Union.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The additional information in the Compensation section as of and for the year ended September 30, 2009 presented in Item 6, “Directors, Senior Management and Employees”, which is not a required part of the financial statements, has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as whole.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Siemens Aktiengesellschaft’s internal control over financial reporting as of September 30, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 24, 2009 expressed an unqualified opinion thereon.

/s/ Ernst & Young GmbH
Wirtschaftsprüfungsgesellschaft

Munich, Germany
November 24, 2009

Report of independent registered public accounting firm

The Supervisory Board of Siemens AG:

We have audited the accompanying consolidated balance sheet of Siemens AG and subsidiaries (the Company) as of September 30, 2008, and the related consolidated statements of income, income and expense recognized in equity and cash flows for each of the years in the two-year period ended September 30, 2008, including the information included in the Compensation section in Item 6 “Directors, Senior Management and Employees.” The Company’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2008, and the results of its operations and its cash flows for each of the years in the two-year period ended September 30, 2008, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ KPMG AG
Wirtschaftsprüfungsgesellschaft

Munich, Germany
November 21, 2008

SIEMENS

CONSOLIDATED STATEMENTS OF INCOME
For the fiscal years ended September 30, 2009, 2008 and 2007
(in millions of €, per share amounts in €)

	Note	2009	2008	2007

Revenue		76,651	77,327	72,448
Cost of goods sold and services rendered		(55,941)	(56,284)	(51,572)

Gross profit		20,710	21,043	20,876
Research and development expenses		(3,900)	(3,784)	(3,399)
Marketing, selling and general administrative expenses		(10,896)	(13,586)	(12,103)
Other operating income	6	1,065	1,047	680
Other operating expense	7	(632)	(2,228)	(1,053)
Income (loss) from investments accounted for using the equity method, net	8	(1,946)	260	108
Financial income (expense), net	9	(510)	122	(8)

Income from continuing operations before income taxes		3,891	2,874	5,101
Income taxes	10	(1,434)	(1,015)	(1,192)

Income from continuing operations		2,457	1,859	3,909
Income from discontinued operations, net of income taxes	4	40	4,027	129

Net income		2,497	5,886	4,038

Attributable to:
Minority interest		205	161	232
Shareholders of Siemens AG		2,292	5,725	3,806
Basic earnings per share	36
Income from continuing operations		2.60	1.91	4.13
Income from discontinued operations		0.05	4.50	0.11

Net income		2.65	6.41	4.24

Diluted earnings per share	36
Income from continuing operations		2.58	1.90	3.99
Income from discontinued operations		0.05	4.49	0.11

Net income		2.63	6.39	4.10

CONSOLIDATED STATEMENTS OF INCOME AND EXPENSE RECOGNIZED IN EQUITY
For the fiscal years ended September 30, 2009, 2008 and 2007
(in millions of €)

		2009	2008	2007

Net income		2,497	5,886	4,038
Currency translation differences		(506)	(313)	(536)
Available-for-sale financial assets	11	72	(122)	30
Derivative financial instruments	31, 32	329	(237)	100
Actuarial gains and losses on pension plans and similar commitments	24	(1,249)	(1,719)	1,237
Revaluation effect related to step acquisitions		—	—	3

Total income and expense recognized directly in equity, net of tax(1)(2)		(1,354)	(2,391)	834

Total income and expense recognized in equity		1,143	3,495	4,872

Attributable to:
Minority interest		203	159	265
Shareholders of Siemens AG		940	3,336	4,607

(1)	Includes income and (expense) resulting from investments accounted for using the equity method of €71, €(38) and €(26) for the fiscal years ended September 30, 2009, 2008 and 2007, respectively.
(2)	Includes minority interest relating to currency translation differences of €(1), €1 and €30 for the fiscal years ended September 30, 2009, 2008 and 2007, respectively; as well as minority interests relating to actuarial gains and losses on pension plans and similar commitments of €(1), €(3) and €3 for the fiscal years ended September 30, 2009, 2008 and 2007, respectively.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

SIEMENS

CONSOLIDATED BALANCE SHEETS
As of September 30, 2009 and 2008
(in millions of €)

	Note	9/30/09	9/30/08

ASSETS
Current assets
Cash and cash equivalents		10,159	6,893
Available-for-sale financial assets	11	170	152
Trade and other receivables	12	14,449	15,785
Other current financial assets	13	2,902	3,116
Inventories	14	14,129	14,509
Income tax receivables		612	610
Other current assets	15	1,191	1,368
Assets classified as held for disposal	4	517	809

Total current assets		44,129	43,242

Goodwill	16	15,821	16,004
Other intangible assets	17	5,026	5,413
Property, plant and equipment	18	11,323	11,258
Investments accounted for using the equity method	19	4,679	7,017
Other financial assets	20	10,030	7,785
Deferred tax assets	10	3,291	3,009
Other assets		627	735

Total assets		94,926	94,463

LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current maturities of long-term debt	23	698	1,819
Trade payables		7,593	8,860
Other current financial liabilities	21	2,119	2,427
Current provisions	25	4,191	5,165
Income tax payables		1,936	1,970
Other current liabilities	22	20,311	21,644
Liabilities associated with assets classified as held for disposal	4	157	566

Total current liabilities		37,005	42,451

Long-term debt	23	18,940	14,260
Pension plans and similar commitments	24	5,938	4,361
Deferred tax liabilities	10	776	726
Provisions	25	2,771	2,533
Other financial liabilities		187	376
Other liabilities	26	2,022	2,376

Total liabilities		67,639	67,083

Equity	27
Common stock, no par value(1)		2,743	2,743
Additional paid-in capital		5,946	5,997
Retained earnings		22,646	22,989
Other components of equity		(1,057)	(953)
Treasury shares, at cost(2)		(3,632)	(4,002)

Total equity attributable to shareholders of Siemens AG		26,646	26,774

Minority interest		641	606

Total equity		27,287	27,380

Total liabilities and equity		94,926	94,463

(1)	Authorized: 1,111,513,421 and 1,137,913,421 shares, respectively. Issued: 914,203,421 and 914,203,421 shares, respectively.

(2)	47,777,661 and 52,645,665 shares, respectively.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

SIEMENS

CONSOLIDATED STATEMENTS OF CASH FLOW
For the fiscal years ended September 30, 2009, 2008 and 2007
(in millions of €)

	Note	2009	2008	2007

Cash flows from operating activities
Net income		2,497	5,886	4,038
Adjustments to reconcile net income to cash provided
Amortization, depreciation and impairments		2,924	3,213	3,751
Income taxes		1,492	831	2,193
Interest (income) expense, net		(158)	(75)	193
(Gains) losses on sales and disposals of businesses, intangibles and property, plant and equipment, net		(434)	(5,092)	(2,051)
(Gains) on sales of investments, net(1)		(351)	(35)	(95)
(Gains) losses on sales and impairments of current available-for-sale financial assets, net		11	(5)	32
(Income) losses from investments(1)		1,921	(328)	(223)
Other non-cash (income) expenses		354	383	106
Change in current assets and liabilities
(Increase) decrease in inventories		(62)	(1,631)	(986)
(Increase) decrease in trade and other receivables		1,104	(1,088)	(1,183)
(Increase) decrease in other current assets		232	167	(486)
Increase (decrease) in trade payables		(1,070)	719	1,158
Increase (decrease) in current provisions		(669)	1,414	(258)
Increase (decrease) in other current liabilities		(737)	4,417	2,858
Change in other assets and liabilities		(164)	200	(883)
Income taxes paid		(1,536)	(1,564)	(1,930)
Dividends received		441	337	337
Interest received		769	875	757

Net cash provided by (used in) operating activities—continuing and discontinued operations		6,564	8,624	7,328
Net cash provided by (used in) operating activities—continuing operations		6,709	9,281	9,822
Cash flows from investing activities
Additions to intangible assets and property, plant and equipment		(2,923)	(3,721)	(3,751)
Acquisitions, net of cash acquired		(208)	(5,407)	(7,370)
Purchases of investments(1)		(972)	(151)	(261)
Purchases of current available-for-sale financial assets		(52)	(16)	(148)
(Increase) decrease in receivables from financing activities		(495)	(2,445)	(907)
Proceeds from sales of investments, intangibles and property, plant and equipment(1)		1,224	803	1,041
Proceeds and (payments) from disposals of businesses		(234)	10,481	(380)
Proceeds from sales of current available-for-sale financial assets		35	49	419

Net cash provided by (used in) investing activities—continuing and discontinued operations		(3,625)	(407)	(11,357)
Net cash provided by (used in) investing activities—continuing operations		(3,431)	(9,989)	(10,068)
Cash flows from financing activities
Proceeds from issuance of common stock		—	—	903
Purchase of common stock	27	—	(4,350)	(101)
Proceeds from re-issuance of treasury stock		134	248	66
Proceeds from issuance of long-term debt	23	3,973	5,728	766
Repayment of long-term debt (including current maturities of long-term debt)		(1,076)	(691)	(4,595)
Change in short-term debt and other financing activities		(356)	(4,635)	4,386
Interest paid		(759)	(829)	(1,169)
Dividends paid	27	(1,380)	(1,462)	(1,292)
Dividends paid to minority shareholders		(161)	(138)	(151)

Net cash provided by (used in) financing activities—continuing and discontinued operations		375	(6,129)	(1,187)
Net cash provided by (used in) financing activities—continuing operations		36	3,730	(5,792)
Effect of exchange rates on cash and cash equivalents		(39)	(99)	(58)
Net increase (decrease) in cash and cash equivalents		3,275	1,989	(5,274)
Cash and cash equivalents at beginning of period		6,929	4,940	10,214

Cash and cash equivalents at end of period		10,204	6,929	4,940
Less: Cash and cash equivalents of assets classified as held for disposal and discontinued operations at end of period		45	36	935

Cash and cash equivalents at end of period (Consolidated Balance Sheets)		10,159	6,893	4,005

(1)	Investments include equity instruments either classified as non-current available-for-sale financial assets, accounted for using the equity method or classified as held for disposal. Purchases of Investments includes certain loans to Investments accounted for using the equity method.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

SIEMENS — NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED CHANGES IN EQUITY
For the fiscal years ended September 30, 2009, 2008 and 2007
(in millions of €)

		Additional
	Common	paid-in	Retained
	stock	capital	earnings

Balance at October 1, 2006	2,673	5,662	16,702

Income and expense recognized in equity	—	—	5,043
Dividends	—	—	(1,292)
Issuance of common stock and share-based payment	70	1,593	—
Purchase of common stock	—	—	—
Re-issuance of treasury stock	—	(7)	—
Other changes in equity	—	(1,168)	—

Balance at September 30, 2007	2,743	6,080	20,453

Balance at October 1, 2007	2,743	6,080	20,453

Income and expense recognized in equity	—	—	4,009
Dividends	—	—	(1,462)
Issuance of common stock and share-based payment	—	(1)	—
Purchase of common stock	—	—	—
Re-issuance of treasury stock	—	(67)	—
Other changes in equity	—	(15)	(11)

Balance at September 30, 2008	2,743	5,997	22,989

Balance at October 1, 2008	2,743	5,997	22,989

Income and expense recognized in equity	—	—	1,044
Dividends	—	—	(1,380)
Issuance of common stock and share-based payment	—	63	—
Purchase of common stock	—	—	—
Re-issuance of treasury stock	—	(114)	—
Other changes in equity	—	—	(7)

Balance at September 30, 2009	2,743	5,946	22,646

Other components of equity
	Available-				Total equity
Currency	for-sale	Derivative		Treasury	attributable
translation	financial	financial		shares	to shareholders	Minority	Total
differences	assets	instruments	Total	at cost	of Siemens AG	interest	equity

91	96	(31)	156	—	25,193	702	25,895

(566)	30	100	(436)	—	4,607	265	4,872
—	—	—	—	—	(1,292)	(146)	(1,438)
—	—	—	—	—	1,663	—	1,663
—	—	—	—	(101)	(101)	—	(101)
—	—	—	—	101	94	—	94
—	—	—	—	—	(1,168)	(190)	(1,358)

(475)	126	69	(280)	—	28,996	631	29,627

(475)	126	69	(280)	—	28,996	631	29,627

(314)	(122)	(237)	(673)	—	3,336	159	3,495
—	—	—	—	—	(1,462)	(127)	(1,589)
—	—	—	—	—	(1)	—	(1)
—	—	—	—	(4,350)	(4,350)	—	(4,350)
—	—	—	—	348	281	—	281
—	—	—	—	—	(26)	(57)	(83)

(789)	4	(168)	(953)	(4,002)	26,774	606	27,380

(789)	4	(168)	(953)	(4,002)	26,774	606	27,380

(505)	72	329	(104)	—	940	203	1,143
—	—	—	—	—	(1,380)	(137)	(1,517)
—	—	—	—	—	63	—	63
—	—	—	—	—	—	—	—
—	—	—	—	370	256	—	256
—	—	—	—	—	(7)	(31)	(38)

(1,294)	76	161	(1,057)	(3,632)	26,646	641	27,287

SIEMENS — NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEGMENT INFORMATION (continuing operations)
As of and for the fiscal years ended September 30, 2009, 2008 and 2007
(in millions of €)

																						Additions to
																						intangible assets			Amortization,
							Intersegment															and property, plant			depreciation and
	New orders(1)			External revenue			revenue			Total revenue			Profit(2)			Assets(3)			Free cash flow(4)			and equipment			impairments(5)
	2009	2008	2007	2009	2008	2007	2009	2008	2007	2009	2008	2007	2009	2008	2007	9/30/09	9/30/08	9/30/07	2009	2008	2007	2009	2008	2007	2009	2008	2007

Sectors

Industry	33,284	42,374	38,610	33,915	36,526	34,567	1,128	1,127	1,011	35,043	37,653	35,578	2,701	3,947	3,534	10,551	11,923	11,723	3,340	3,807	3,358	833	1,239	1,041	1,077	1,130	912

Energy	30,076	33,428	28,543	25,405	22,191	19,875	388	386	434	25,793	22,577	20,309	3,315	1,434	1,818	1,594	913	2,671	2,523	2,940	2,513	662	681	426	385	345	341

Healthcare	11,950	11,779	10,271	11,864	11,116	9,798	63	54	53	11,927	11,170	9,851	1,450	1,225	1,323	12,813	13,257	8,234	1,743	1,195	1,380	539	541	444	654	640	438

Total Sectors	75,310	87,581	77,424	71,184	69,833	64,240	1,579	1,567	1,498	72,763	71,400	65,738	7,466	6,606	6,675	24,958	26,093	22,628	7,606	7,942	7,251	2,034	2,461	1,911	2,116	2,115	1,691

Equity Investments	—	—	—	—	—	—	—	—	—	—	—	—	(1,851)	95	(96)	3,833	5,587	5,009	236	148	84	—	—	—	—	—	—

Cross-Sector Businesses

Siemens IT Solutions and Services	4,501	5,272	5,156	3,580	3,845	3,988	1,106	1,480	1,372	4,686	5,325	5,360	90	144	252	241	241	253	1	156	18	114	158	204	180	224	282

Siemens Financial Services (SFS)	778	756	721	663	675	653	114	81	67	777	756	720	304	286	329	11,704	11,328	8,912	330	(50)	108	454	564	558	320	285	277

Reconciliation to Consolidated Financial Statements

Other Operations	714	2,899	3,315	787	2,454	2,925	49	448	440	836	2,902	3,365	(372)	(453)	(245)	(939)	(1,468)	(591)	(255)	(228)	(309)	54	108	176	74	200	126

Siemens Real Estate (SRE)	1,763	1,665	1,686	364	388	476	1,399	1,277	1,210	1,763	1,665	1,686	341	356	228	4,489	3,489	3,091	3	(42)	(35)	298	259	196	181	161	161

Corporate items and pensions	140	167	175	73	132	166	67	16	14	140	148	180	(1,714)	(3,860)	(1,723)	(7,049)	(6,483)	(2,871)	(2,744)	(1,807)	(1,796)	20	41	88	38	97	151

Eliminations, Corporate Treasury and other reconciling items	(4,215)	(4,845)	(4,561)	—	—	—	(4,314)	(4,869)	(4,601)	(4,314)	(4,869)	(4,601)	(373)	(300)	(319)	57,689	55,676	55,124	(1,391)	(380)	1,434	(51)	(49)	(66)	(70)	(67)	(63)

Siemens	78,991	93,495	83,916	76,651	77,327	72,448	—	—	—	76,651	77,327	72,448	3,891	2,874	5,101	94,926	94,463	91,555	3,786	5,739	6,755	2,923	3,542	3,067	2,839	3,015	2,625

(1)	This supplementary information on New orders is provided on a voluntary basis. It is not part of the audited Consolidated Financial Statements.

(2)	Profit of the Sectors as well as of Equity Investments, Siemens IT Solutions and Services and Other Operations is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes.

(3)	Assets of the Sectors as well as of Equity Investments, Siemens IT Solutions and Services and Other Operations is defined as Total assets less income tax assets, less non-interest bearing liabilities/provisions other than tax liabilities. Assets of SFS and SRE is Total assets.

(4)	Free cash flow represents net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment. Free cash flow of the Sectors, Equity Investments, Siemens IT Solutions and Services and Other Operations primarily exclude income tax, financing interest and certain pension related payments and proceeds. Free cash flow of SFS, a financial services business, and of SRE includes related financing interest payments and proceeds; income tax payments and proceeds of SFS and SRE are excluded.

(5)	Amortization, depreciation and impairments contains amortization and impairments of intangible assets other than goodwill and depreciation and impairments of property, plant and equipment, net of reversals of impairments. Siemens’ Goodwill impairment and impairment of non-current available-for-sale financial assets amount to €85 expense, €108 expense and €156 expense for the fiscal years ended September 30, 2009, 2008 and 2007 respectively. Impairments on investments accounted for under the equity method, net of reversals of impairments amount to €1,559 expense, €— and €2 expense for the fiscal years ended September 30, 2009, 2008 and 2007 respectively.

Certain prior year presentations were reclassified to conform to the current year presentation. Among those matters are certain environmental related asset retirement obligations reclassified from Corporate items and pensions to Energy, certain finance activities which were reclassified from Corporate items and pensions to Corporate Treasury and the operation Electronics Assembly Systems which was reclassified from Industry to Other Operations.

Due to rounding, numbers presented may not add up precisely to totals provided.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

1.	Basis of presentation

The accompanying Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS), as adopted by the European Union (EU). The financial statements are also in accordance with IFRS as issued by the IASB. Certain pronouncements have been early adopted, see Note 2.

Siemens prepares and reports its Consolidated Financial Statements in euros (€). Siemens is a German based multinational corporation with a balanced business portfolio of activities predominantly in the field of electronics and electrical engineering (for further information see Note 37).

The Consolidated Financial Statements were authorised for issue by the Managing Board on November 24, 2009.

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

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

The exchange rates of the significant currencies of non-euro countries used in the preparation of the Consolidated Financial Statements were as follows:

		Year-end
		exchange rate		Annual average rate
		1 € quoted		1 € quoted
		into currencies		into currencies
		specified below		specified below
		September 30,		Fiscal year
Currency	ISO Code	2009	2008	2009	2008	2007

U.S. Dollar	USD	1.464	1.430	1.361	1.507	1.333
British Pound	GBP	0.909	0.790	0.875	0.763	0.676

Revenue recognition—Revenue is recognized for product sales when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the risks and rewards of ownership have been transferred to the customer, the amount of revenue can be measured reliably, and collection of the related receivable is reasonably assured. If product sales are subject to customer acceptance, revenue is not recognized until customer acceptance occurs. Revenues from construction-type projects are generally recognized under the percentage-of-completion method, based on the percentage of costs to date compared to the total estimated contract costs, contractual milestones or performance. Revenues from service transactions are recognized as services are performed. For long-term service contracts, revenues are recognized on a straight-line basis over the term of the contract or, if the performance pattern is other than straight-line, as the services are provided. Revenue from software arrangements is recognized at the time persuasive evidence of an arrangement exists, delivery has occurred, the amount of revenue can be measured reliably and collectability is probable. Revenue from maintenance, unspecified upgrades or enhancements and technical support is allocated using the residual value method and is recognized over the period such items are delivered. If an arrangement to deliver software requires significant production, modification, or customization of software, the entire arrangement is accounted for under the percentage-of-completion method. Operating lease income for equipment rentals is recognized on a straight-line basis over the lease term. Receivables from finance leases, in which Siemens as lessor transfers substantially all the risks and rewards incidental to ownership to the customer are recognized at an amount equal to the net investment in the lease. Finance income is subsequently recognized based on a pattern reflecting a constant periodic rate of return on the net investment using the effective interest method. A selling profit component on manufacturing leases is recognized based on the policies for outright sales. Dividends are recognized when the right to receive payment is established. Royalties are recognized on an accrual basis in accordance with the substance of the relevant agreement.

Sales of goods and services sometimes involve the provision of multiple elements. In these cases, the Company determines whether the contract or arrangement contains more than one unit of accounting. An arrangement is separated if (1) the delivered element(s) has (have) value to the customer on a stand-alone basis, (2) there is reliable evidence of the fair value of the undelivered element(s) and (3), if the arrangement includes a general right of return relative to the delivered element(s), delivery or performance of the undelivered element(s) is (are) considered probable and substantially in the control of the Company. If all three criteria are fulfilled, the appropriate revenue recognition convention is then applied to each separate unit of accounting. Generally, the total arrangement consideration is allocated to the separate units of accounting based on their relative fair values. In cases where there is reliable fair value evidence of the undelivered elements but not for one or more of the delivered elements, the residual method is used, i.e. the amount allocated to delivered elements equals the total arrangement consideration less the aggregate fair value of the undelivered elements. Reliable fair values are sales prices for the component when it is regularly sold on a stand-alone basis, third-party prices for similar components or—under certain circumstances—cost plus, an adequate business-specific profit margin related to the relevant element. If the three criteria are not met, revenue is deferred until such criteria are met or until the period in which the last

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

undelivered element is delivered. The amount allocable to the delivered elements is limited to the amount that is not contingent upon delivery of additional elements or meeting other specified performance conditions.

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

Costs for development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, are capitalized if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable and Siemens intends, and has sufficient resources, to complete development and to use or sell the asset. The costs capitalized include the cost of materials, direct labour and other directly attributable expenditure that serves to prepare the asset for use. Such capitalized costs are included in Other intangible assets as other internally generated intangible assets (see Note 17). Other development costs are expensed as incurred. Capitalized development costs are stated at cost less accumulated amortization and impairment losses with an amortization period of generally three to five years.

Earnings per share—Basic earnings per share is computed by dividing income from continuing operations, income from discontinued operations and net income, all attributable to ordinary shareholders of Siemens AG by the weighted average number of shares outstanding during the year. Diluted earnings per share are calculated by assuming conversion or exercise of all potentially dilutive securities and share-based payment plans.

Goodwill—Goodwill is not amortized, but instead tested for impairment annually, as well as whenever there are events or changes in circumstances (“triggering events”) which suggest that the carrying amount may not be recoverable. Goodwill is carried at cost less accumulated impairment losses.

The goodwill impairment test is performed at the level of divisions which represent cash-generating units or groups of cash-generating units and are the lowest level at which goodwill is monitored for internal management purposes.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the (groups of) cash-generating unit(s) that are expected to benefit from the synergies of the business combination. If the carrying amount of the division, to which the goodwill is allocated, exceeds its recoverable amount goodwill allocated to this division is reduced accordingly. The recoverable amount is the higher of the division’s fair value less costs to sell and its value in use. Siemens generally determines the recoverable amount of a division based on its fair value less costs to sell. These values are generally determined based on discounted cash flow calculations. Impairment losses on goodwill are not reversed in future periods if the recoverable amount exceeds the carrying amount of the (group of) cash-generating unit(s) to which the goodwill is allocated.

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

Property, plant and equipment—Property, plant and equipment is valued at cost less accumulated depreciation and impairment losses. If the costs of certain components of an item of property, plant and equipment are significant in relation to the total cost of the item, they are accounted for and depreciated separately. Depreciation expense is recognized using the straight-line method. Costs of construction of qualifying assets, i.e. assets that require a substantial period of time to be ready for its intended use, include capitalized interest, which is amortized over the estimated useful life of the related asset. The following useful lives are assumed:

Factory and office buildings	20 to 50 years
Other buildings	5 to 10 years
Technical machinery & equipment	5 to 10 years
Furniture & office equipment	generally 5 years
Equipment leased to others	generally 3 to 5 years

Impairment of property, plant and equipment and other intangible assets with finite useful lives—The Company reviews property, plant and equipment and other intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets is measured by the comparison of the carrying amount of the asset to the recoverable amount, which is the higher of the asset’s value in use and its fair value less costs to sell. If adequate, the impairment test is not performed at an individual asset level, instead, it is performed at the level of the cash-generating unit the asset belongs to. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets or cash generating unit exceeds their recoverable amount. If the fair value cannot be determined, the assets’ value in use is applied as their recoverable amount. The assets’ value in use is measured by discounting their estimated future cash flows. If there is an indication that the reasons which caused the impairment no longer exist, Siemens would assess the need to reverse all or a portion of the impairment.

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

Inventories—Inventory is valued at the lower of acquisition or production cost and net realizable value, cost being generally determined on the basis of an average or first-in, first-out method. Production costs comprise direct material and labor and applicable manufacturing overheads, including depreciation charges. Net realizable value is

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

Defined benefit plans—Siemens measures the entitlements of the defined benefit plans by an actuarially calculated net present value of the future benefit entitlement for services already rendered. In determining the net present value of the future benefit entitlement for service already rendered (Defined Benefit Obligation (DBO)). Siemens considers future compensation and benefit increases, because the employee’s final benefit entitlement at regular retirement age depends on future compensation or benefit increases.

For unfunded plans, Siemens recognizes a pension liability equal to the DBO adjusted by unrecognized past service cost. For funded plans, Siemens offsets the fair value of the plan assets with the benefit obligations. Siemens recognizes the net amount, after adjustments for effects relating to unrecognized past service cost and any asset ceiling, under pension liability or pension asset.

Actuarial gains and losses, resulting for example from an adjustment of the discount rate or from a difference between actual and expected return on plan assets, are recognized by Siemens in the Consolidated Statements of Income and Expense recognized in Equity in the year in which they occur. Those effects are recorded in full directly in equity, net of tax.

Provisions—A provision is recognized in the balance sheet when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect is material, provisions are recognized at present value by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money. Provisions for onerous contracts are measured at the lower of the expected cost of fulfilling the contract and the expected cost of terminating the contract. Additions to provisions are generally recognized in the income statement. The present value of legal obligations associated with the retirement of property, plant and equipment (asset retirement obligations) that result from the acquisition, construction, development or normal use of an asset is added to the carrying amount of the related asset. The additional carrying amount is depreciated over the useful life of the related asset. If the asset retirement obligation is settled for other than the carrying amount of the liability, the Company recognizes a gain or loss on settlement.

Termination benefits—are recognized in the period incurred and when the amount is reasonably estimable. Termination benefits in accordance with IAS 19 are recognized as a liability and an expense when the entity is demonstrably committed, through a formal termination plan, to either provide termination benefits as a result of an offer made in order to encourage voluntary redundancy or terminate employment before the normal retirement date.

Financial instruments—A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. Financial assets of the Company mainly include cash and cash equivalents, available-for-sale financial assets, trade receivables, loans receivable, finance lease receivables and derivative financial instruments with a positive fair value. Cash and cash equivalents are not included within the category available-for-sale financial assets as these financial instruments are not subject to value fluctuation within the Company. Siemens does not make use of the category held to maturity. Financial liabilities of the Company mainly comprise notes and bonds, loans from banks, commercial paper, trade payables, finance lease payables and derivative financial instruments with a negative fair value. Siemens does not make use of the option to designate financial assets or financial liabilities at fair value through profit or loss at inception (Fair Value Option). Based on their nature, financial instruments are classified as financial assets and financial liabilities measured at cost or amortized cost and financial assets and financial liabilities measured at fair value and as receivables from finance leases. See Notes 31 and 32 for further information.

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

Available-for-sale financial assets— Investments in equity instruments, debt instruments and fund shares are all classified as available-for-sale financial assets. They are accounted for at fair value if reliably measurable, with unrealized gains and losses included in Other components of equity, net of applicable deferred income taxes. Equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are recorded at cost. When available-for-sale financial assets incur a decline in fair value below acquisition cost and there is objective evidence that the asset is impaired, the cumulative loss that has been recognized in equity is removed from equity and recognized in the Consolidated Statements of Income. The Company considers all available evidence such as market conditions and prices, investee-specific factors and the duration and the extent to which fair value is less than acquisition cost in evaluating potential impairment of its available-for-sale financial assets. The Company considers a decline in fair value as objective evidence of impairment, if the decline exceeds 20 percent of costs or continues for more than six months. An impairment loss is reversed in subsequent periods for debt instruments, if the reasons for the impairment no longer exist.

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

Share-based payment—IFRS 2 distinguishes between cash-settled and equity-settled share-based payment transactions. For both types, the fair value is measured at grant date and the compensation expense is allocated over the period during which the employees become unconditionally entitled to the awards. Cash-settled awards are re-measured at fair value on each reporting date until the award is settled. Siemens uses an option pricing model to determine the fair value of stock options. The fair value of other share-based payment instruments, such as stock awards, matching shares and shares granted under the Jubilee Share Program, is determined as the market price of Siemens shares, considering dividend payments during the vesting period the grantees are not entitled to and certain non-vesting conditions, if applicable. See Note 34 for further information on share-based payment transactions.

Prior year information—The presentation of certain prior year information has been reclassified to conform to the current year presentation.

Recently adopted accounting pronouncements

In November 2006, the IASB issued IFRS 8, Operating Segments, which replaces IAS 14, Segment Reporting. IFRS 8 requires an entity to report financial and descriptive information about its reportable segments. Reportable operating segments are components of an entity or aggregations of operating segments that meet specified criteria and for which separate financial information is available that is evaluated regularly by the entity’s chief operating decision maker in allocating resources and in assessing performance. Generally, financial information is required to be reported on the same basis as is used internally for evaluating operating segment performance and deciding how to allocate resources to operating segments. IFRS 8 is effective for fiscal periods beginning on or after January 1, 2009. Siemens early adopted IFRS 8 in the first quarter of fiscal 2007.

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

In January 2008, the IASB issued an amendment to IFRS 2, Share-based Payment, Vesting Conditions and Cancellations. The amendment clarifies that vesting conditions are service conditions and performance conditions only. Other features of a share-based payment are not vesting conditions. It also specifies that all cancellations, whether by the entity or by other parties, should receive the same accounting treatment. The amended IFRS 2 is effective for annual periods beginning on or after January 1, 2009 and has been applied to relevant programs starting in fiscal 2009.

In March 2009, the IASB issued Improving Disclosures about Financial Instruments (Amendments to IFRS 7 Financial Instruments: Disclosures) which enhances disclosures about fair value measurements of Financial Instruments. A three-level fair value disclosure hierarchy is introduced, that distinguishes fair value measurements by the significance of the inputs used and reflects the availability of observable market inputs when estimating fair values. Amendments are also made to enhance disclosures on liquidity risks, by clarifying the scope of liabilities to be disclosed in a maturity analysis. Siemens decided to early adopt the amendment in its current 2009 Consolidated Financial Statements.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

Recent accounting pronouncements, not yet adopted

The following pronouncements, issued by the IASB, are not yet effective and have not yet been adopted by the Company:

In September 2007, the International Accounting Standards Board (IASB) issued IAS 1, Presentation of Financial Statements: A Revised Presentation (IAS 1 revised). IAS 1 revised replaces IAS 1, Presentation of Financial Statements (revised in 2003), as amended in 2005. The revision is aimed at improving users’ ability to analyze and compare the information given in financial statements. IAS 1 revised sets overall requirements for the presentation of financial statements, guidelines for their structure and minimum requirements for their content. The new standard is effective for fiscal periods beginning on or after January 1, 2009.

In January 2008, the IASB published the revised standards IFRS 3, Business Combinations (IFRS 3 (2008)) and IAS 27, Consolidated and Separate Financial Statements (IAS 27 (2008)) which were endorsed in fiscal 2009. The revised standards are effective for business combinations in annual periods beginning on or after July 1, 2009.

IFRS 3 (2008) reconsiders the application of acquisition accounting for business combinations. Major changes relate to the measurement of non-controlling interests, the accounting for business combinations achieved in stages as well as the treatment of contingent consideration and acquisition-related costs. Based on the new regulation, non-controlling interests may be measured at their fair value (full-goodwill-methodology) or at the proportional fair value of assets acquired and liabilities assumed. In business combinations achieved in stages, any previously held equity interest in the acquiree is remeasured to its acquisition date fair value. Any changes to contingent consideration classified as a liability at the acquisition date are recognized in profit and loss. Acquisition-related costs are expensed in the period incurred.

Major changes in relation to IAS 27 (2008) relate to the accounting for transactions which do not result in a change of control as well as to those leading to a loss of control. If there is no loss of control, transactions with non-controlling interests are accounted for as equity transactions not affecting profit and loss. At the date control is lost, any retained equity interests are re-measured to fair value. Based on the amended standard, non-controlling interests may show a deficit balance since both profits and losses are allocated to the shareholders based on their equity interests.

Beginning in fiscal 2010, the Company intends to present total interest income and expense separately in the consolidated statements of income in accordance with Part II of the Annual Improvements Project 2008 of the IASB.

The IASB issued various other pronouncements. The recently adopted pronouncements as well as pronouncements not yet adopted do not have a material impact on Siemens’ Consolidated Financial Statements.

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

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

Revenue Recognition on construction contracts—The Company’s Sectors, particularly Energy and Industry, conduct a significant portion of their business under construction contracts with customers. The Company generally accounts for construction projects using the percentage-of-completion method, recognizing revenue as performance on a contract progresses. This method places considerable importance on accurate estimates of the extent of progress towards completion. Depending on the methodology to determine contract progress, the significant estimates include total contract costs, remaining costs to completion, total contract revenues, contract risks and other judgments. Management of the operating Divisions continually reviews all estimates involved in such construction contracts and adjusts them as necessary. The Company also uses the percentage-of-completion method for projects financed directly or indirectly by Siemens. In order to qualify for such accounting, the credit quality of the customer must meet certain minimum parameters as evidenced by the customer’s credit rating or by a credit analysis performed by Siemens Financial Services (SFS), which performs such reviews on behalf of the Company’s Managing Board. In addition, to qualify for such accounting, at a minimum, a customer’s credit rating must be single B from external rating agencies, or an equivalent SFS-determined rating. In cases where the credit quality does not meet such standards, the Company recognizes revenue for construction contracts and financed projects based on the lower of cash if irrevocably received, or contract completion. The Company believes the credit factors used provide a reasonable basis for assessing credit quality.

Trade and other receivables—The allowance for doubtful accounts involves significant management judgment and review of individual receivables based on individual customer creditworthiness, current economic trends and analysis of historical bad debts on a portfolio basis. For the determination of the country-specific component of the individual allowance, we also consider country credit ratings, which are centrally determined based on information from external rating agencies. Regarding the determination of the valuation allowance derived from a portfolio-based analysis of historical bad debts, a decline of receivables in volume results in a corresponding reduction of such provisions and vice versa. As of September 30, 2009 and 2008, Siemens recorded a total valuation allowance for accounts receivable of €1,281 and €1,013, respectively. Siemens also selectively assists customers through arranging financing from various third-party sources, including export credit agencies, in order to be awarded supply contracts. In addition, the Company provides direct vendor financing and grants guarantees to banks in support of loans to Siemens customers when necessary and deemed appropriate.

Impairment—Siemens tests at least annually whether goodwill has incurred any impairment, in accordance with its accounting policy. The determination of the recoverable amount of a division to which goodwill is allocated involves the use of estimates by management. The outcome predicted by these estimates, e.g. in the Healthcare diagnostics division, is influenced, among other factors, by the successful integration of acquired entities, volatility of capital and commodity markets and economic conditions and foreign exchange rate estimates. The recoverable amount is the higher of the division’s fair value less costs to sell and its value in use. The Company generally uses discounted cash flow based methods to determine these values. These discounted cash flow calculations use five-year projections that are based on the financial budgets approved by management. Cash flow projections take into account past experience and represent management’s best estimate about future developments reflecting current uncertainties. Cash flows after the planning period are extrapolated using individual growth rates. Key assumptions on which management has based its determination of fair value less costs to sell and value in use include estimated growth rates, weighted average cost of capital and tax rates. These estimates, including the methodology used, can have a material impact on the respective values and ultimately the amount of any goodwill impairment. See Note 16 Goodwill for a sensitivity analysis on changes in key assumptions for Healthcare’s Diagnostics division. Likewise, whenever property, plant and equipment, other intangible assets and investments accounted for using the equity method are tested for impairment, the determination of the assets’ recoverable amount involves the use of estimates by management and can have a material impact on the respective values and ultimately the amount of any impairment.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

Employee Benefit Accounting—Pension plans and similar commitments—Obligations for pension and other post-employment benefits and related net periodic benefit costs are determined in accordance with actuarial valuations. These valuations rely on key assumptions including discount rates, expected return on plan assets, expected salary increases, mortality rates and health care trend rates. The discount rate assumptions are determined by reference to yields on high-quality corporate bonds of appropriate duration and currency at the balance sheet date. In case such yields aren’t available discount rates are based on government bonds yields. Expected returns on plan assets assumptions are determined on a uniform basis, considering long-term historical returns and asset allocations. Due to changing market and economic conditions the underlying key assumptions may differ from actual developments and may lead to significant changes in pension and other post-employment benefit obligations. Such differences are recognized in full directly in equity in the period in which they occur without affecting profit or loss. For a discussion of the current funded status and a sensitivity analysis with respect to the impact of certain critical assumptions on the net periodic benefit cost see Note 24.

Termination Benefits—Siemens has implemented the SG&A program announced in fiscal 2008 and will continue to run restructuring projects on a more individualized basis. The SG&A program results in a reduction of primarily administrative workforce. Costs in conjunction with terminating employees and other exit costs are subject to significant estimates and assumptions. See Note 5 for further information.

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

Siemens is subject to legal and regulatory proceeding in various jurisdictions. Such proceedings may result in criminal or civil sanctions, penalties or disgorgements against the Company. If it is more likely than not that an obligation of the Company exists and will result in an outflow of resources, a provision is recorded if the amount of the obligation can be reliably estimated. Regulatory and legal proceedings as well as government investigations often involve complex legal issues and are subject to substantial uncertainties. Accordingly, management exercises considerable judgment in determining whether there is a present obligation as a result of a past event at the balance sheet date, whether it is more likely than not that such a proceeding will result in an outflow of resources and whether the amount of the obligation can be reliably estimated. The Company periodically reviews the status of these proceedings with both inside and outside counsel. These judgments are subject to change as new information becomes available. The required amount of a provision may change in the future due to new developments in the particular matter. Revisions to estimates may significantly impact future net income. Upon resolution, Siemens may incur charges in excess of the recorded provisions for such matters. It can not be excluded, that the financial position or results of operations of Siemens will be materially affected by an unfavorable outcome of legal or regulatory proceedings or government investigations. See Note 30 Legal Proceedings for further information.

4.	Acquisitions, dispositions and discontinued operations

a) Acquisitions

During the years ended September 30, 2009, 2008 and 2007, the Company completed a number of acquisitions. These acquisitions have been accounted for under the purchase method and have been included in the Company’s Consolidated Financial Statements since the date of acquisition.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

aa) Acquisitions in fiscal 2009

In fiscal 2009, Siemens acquired various entities, which were not material, either individually or in aggregate.

ab) Acquisitions in fiscal 2008

At the beginning of November 2007, Siemens completed the acquisition of Dade Behring Holdings, Inc. (Dade Behring), USA, a leading manufacturer and distributor of diagnostic products and services to clinical laboratories. Dade Behring, which was consolidated as of November 2007, has been integrated into Sector Healthcare’s Diagnostics division and complements the acquisitions of Diagnostic Products Corporation and Bayer Diagnostics. The aggregate consideration, including the assumption of debt, amounts to €4.9 billion (including €69 cash acquired). Based on the final purchase price allocation, €1,171 was allocated to intangible assets subject to amortization and €3,353 was recorded as goodwill at Healthcare. Of the €1,171 intangible assets, €957 relate to customer relationships with weighted average useful lifes of 15 years, €116 to trademarks with a weighted average useful life of 9 years and €74 to patented and unpatented technology with a weighted average useful life of 11 years.

In fiscal 2008, Siemens completed the acquisitions of a number of entities which are not significant individually including BJC, Spain, a supplier of switches and socket-outlets at Sector Industry, Building Technologies Division; Innotec, a leading software provider for lifecycle management solutions at Sector Industry’s Industry Automation division; and the rolling mill technology specialist Morgan Construction Co., USA, at Sector Industry, Industry Solutions Division. The combined purchase price of these acquisitions amounts to €299.

ac) Acquisitions in fiscal 2007

On January 2, 2007, Siemens completed the acquisition of the diagnostic division of Bayer Aktiengesellschaft (Bayer). The acquisition, which was consolidated as of January 2007, was integrated into Sector Healthcare’s Diagnostics division. The purchase price, payable in cash, amounts to €4.4 billion (including €185 cash acquired). Based on the final purchase price allocation, €753 was allocated to intangible assets subject to amortization and €2,735 to goodwill. Of the €753 intangible assets, €573 relate to customer relationships with a weighted average useful life of 14 years and €139 to trademarks and tradenames with a weighted average useful life of 10 years.

On May 4, 2007, Siemens completed the acquisition of U.S.-based UGS Corp. (UGS), one of the leading providers of product lifecycle management (PLM) software and services for manufacturers. UGS was integrated into Sector Industry’s division Industry Automation and consolidated as of May 2007. The acquisition enables Siemens to provide an end-to-end software and hardware portfolio for manufacturers encompassing the complete lifecycle of products and production facilities. The acquisition costs including the assumption of debt, amount to €2.752 billion (including €75 cash acquired). Based on the final purchase price allocation, €1,094 was allocated to intangible assets subject to amortization and €1,983 was recorded as goodwill. Of the €1,094 intangible assets, €294 relate to customer relationships with a weighted average useful life of 12 years and €718 to technology with a weighted average useful life of 7 years.

b) Dispositions and Discontinued Operations

Siemens VDO Automotive (SV)—discontinued operation

At the beginning of December 2007, Siemens sold its SV activities to Continental AG, Hanover, Germany for a sales price of €11.4 billion. The transaction resulted in a gain, net of related costs of €5,522, which is included in discontinued operations. The historical results of SV are reported as discontinued operations in the Consolidated Statements of Income for all periods presented.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

The net results of SV reported in the Consolidated Statements of Income consist of the following components:

	Year ended September 30,
	2009	2008	2007

Revenue	—	1,842	10,324
Costs and expenses, including gain on disposal	4	3,553	(9,744)
Income from discontinued operations before income taxes	4	5,395	580

Income taxes	(1)	65	(1,130)

Income (Loss) from discontinued operations, net of income taxes	3	5,460	(550)

As a result of taxable reorganizations in fiscal 2007, prior to the completion of the sale, no disposal gain related income taxes arose on the disposal of SV in December 2007.

Former segment Communications (Com)—discontinued operation

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

Siemens has the ability to exercise significant influence over operating and financial policies of NSN and beginning April 2007, reports its equity interest in NSN in Investments accounted for using the equity method (see Note 19) and its share of income (loss) in NSN in Income (loss) from investments accounted for using the equity method, net (see Note 8).

At the end of September 2008, Siemens sold a 51% stake in SEN to The Gores Group, a U.S.-based financial and operational management firm. The Gores Group contributed two businesses into Enterprise Networks Holdings B.V., The Netherlands (EN), which complement the business of SEN. The transaction resulted in a loss of €1,015 in fiscal 2008 and a gain of €117 in fiscal 2009, which is included in discontinued operations. The historical results of SEN are reported as discontinued operations in the Consolidated Statements of Income for all periods presented including adjustments to the former Com business.

Siemens has the ability to exercise significant influence over operating and financial policies of EN and beginning September 30, 2008 reports its equity interest in EN in Investments accounted for using the equity method (see Note 19) and its share of income (loss) in EN in Income (loss) from investments accounted for using the equity method, net (see Note 8).

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

The net results of discontinued operations presented in the Consolidated Statements of Income reflecting the former Com activities consist of the following components:

	Year ended September 30,
	2009	2008	2007

Revenue	15	3,155	7,576
Costs and expenses	(47)	(3,592)	(8,086)
Loss on measurement to fair value less costs to sell	—	(88)	(567)
Gain (loss) related to the contribution of the carrier-related operations to NSN	9	(12)	1,627
Gain (Loss) on disposal of the SEN business	117	(1,015)	—

Income (loss) from discontinued operations before income taxes	94	(1,552)	550

Income taxes corresponding to ordinary activities including the measurement to fair value less costs to sell	(34)	59	196
Income taxes corresponding to the gain or loss related to the contribution of the carrier-related operations to NSN	(4)	7	(67)
Income taxes corresponding to the gain or loss related to the contribution of the Siemens Enterprise Business to EN	(19)	53	—

Income (loss) from discontinued operations, net of income taxes	37	(1,433)	679

The net results of discontinued operations presented in the Consolidated Statements of Income for fiscal 2009, relate mainly to legal and carve-out related matters in connection with the former Com activities and a loss on disposal of the SEN business which was compensated by a positive income effect of €154 from a settlement between Siemens and The Gores Group in the third quarter of fiscal 2009 regarding pending requirements for purchase price adjustment and further mutual obligations in relation to the disposal of the SEN business. Discontinued operations in fiscal 2008 and 2007 include charges pursuant to the terms of the MD disposal transaction, including substantial effects stemming from the insolvency of BenQ Mobile GmbH & Co. OHG, Germany. For information on the fiscal 2009 settlement in connection with BenQ see Note 30.

The effects of the fiscal 2009 settlement between Siemens and The Gores Group are subject to German corporate tax only. In fiscal 2008, the loss on disposal of the SEN business was substantially non tax deductible. The income tax benefit from ordinary activities for fiscal year 2007 is impacted by goodwill impairment and tax reserves. The carve-out of the Com business was mainly tax-free.

Other Dispositions: closed transactions

The Siemens Wohnungsgesellschaft real estate transaction closed in the third quarter of fiscal 2009—see Note 6 Other operating income for further information.

At the beginning of October 2008, Siemens completed the transfer of an 80.2% stake in Siemens Home and Office Communication Devices GmbH & Co. KG (SHC), reported in Other Operations, to ARQUES Industries AG. The transaction resulted in a preliminary net loss of €121 (including an impairment loss of €78) of which the majority was recorded in fiscal 2008.

At the beginning of November 2008, Siemens signed an agreement to sell its 50% stake of Fujitsu Siemens Computers (Holding) BV (FSC), which was presented in the segment Equity Investments, to Fujitsu Limited. The transaction closed at the beginning of April 2009. The transaction resulted in a preliminary gain, net of related costs of €327. The transaction gain is included in Other operating income.

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

Other Dispositions: held for disposal

In January 2009, Siemens announced that it will terminate the Shareholders Agreement of the joint venture Areva NP S.A.S. (Areva), and sell its 34% interest in Areva NP S.A.S. to the majority shareholder Areva S.A. under the terms of a put agreement. The carrying amount of the interest in Areva NP S.A.S. amounts to €190. The investment is held by the Energy Sector. The required approval of antitrust authorities has been obtained in October 2009.

The Consolidated Balance Sheets as of September 30, 2009 and 2008 include assets of €517 and €809 and liabilities of €157 and €566, respectively, classified as held for disposal. Included as of September 30, 2009 are amounts relating to our Airfield Solutions Business at Industry, Electronics Assembly Systems (EA) which was reclassified from the Industry Sector to Other Operations in the second quarter of fiscal 2009 and Areva NP S.A.S., held by the Energy Sector. The major classes of assets and liabilities classified as asset held for sale are the carrying amount of our 34 percent interest in Areva NP S.A.S.

5.	Restructuring expense

Siemens has implemented and will continue to run various restructuring projects, one of it being the SG&A program initiated in fiscal 2008, aimed at reducing marketing, selling, general and administrative expense (SG&A) by approximately €1.2 billion by the year 2010. In fiscal 2009, net expenses of €235 were reported in Corporate items which include termination benefits resulting from the SG&A program and other ongoing personnel-related restructuring measures of €337. They also include a gain of €102 attributable to the reversal of termination benefits recognized as of September 30, 2008 for the German part of SG&A and related programs which is due to a change in estimate on the respective program measures, i.e. more intensive use of the early retirement arrangements as compared to severance payments in conjunction with transfer companies. In fiscal 2009, restructuring costs for these programs are recorded in Income (loss) from continuing operations before income taxes. As of September 30, 2009, Other current liabilities include the majority of termination benefits related to the restructuring programs. Termination benefits, incurred in fiscal 2009 under these programs, are reported in Corporate items and pensions. In fiscal 2008 restructuring costs under the SG&A program as well as related to this program primarily consisted of termination benefits of €1,081. In fiscal 2008, restructuring costs for the SG&A program are recorded in Income (loss) from continuing operations before income taxes. As of September 30, 2008, Other current liabilities include the majority of SG&A program-related termination benefits. SG&A program-related termination benefits, incurred in fiscal 2008, are reported in Corporate items and pensions.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

6.	Other operating income

	Year ended September 30,
	2009	2008	2007

Gains on disposals of businesses	409	447	196
Gains on sales of property, plant and equipment and intangibles	356	314	289
Other	300	286	195

	1,065	1,047	680

Gains on disposals of businesses in fiscal 2009 include €327 from the sale of Siemens’ investment in FSC presented in the segment Equity Investments. In fiscal 2008, the line item includes a €131 gain from the sale of the Wireless Modules Business and a €130 gain from the disposal of the Global Tungsten & Powders unit, both presented in the Industry Sector. Fiscal 2007 includes a gain on the sale of Siemens Dispolok GmbH. See Note 4 Acquisitions, dispositions and discontinued operations for further information.

Gains on sales of property, plant and equipment and intangibles in fiscal 2009, includes a pre-tax gain of €224, net of related costs, from the sale of Siemens’ residential real estate holdings. The transaction is presented in Siemens Real Estate.

Other in fiscal 2009, includes income related to legal and regulatory matters.

7.	Other operating expense

	Year ended September 30,
	2009	2008	2007

Losses on disposals of businesses	(68)	(112)	(48)
Impairment of goodwill (see Note 16)	(32)	(78)	(60)
Losses on sales of property, plant and equipment and intangibles	(83)	(49)	(86)
Other	(449)	(1,989)	(859)

	(632)	(2,228)	(1,053)

Other in fiscal 2009 includes fees for outside advisors engaged in connection with investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities of €95 and €53 provided for in connection with a settlement agreement with the World Bank Group—see Note 30 Legal Proceedings for further information.

Other in fiscal 2008, comprises €1 billion in estimated fines (see Note 25) in connection with settlement negotiations of legal matters with authorities in Germany and the U.S. and €430 in fees for outside advisors engaged in connection with investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities (see Note 30). Other in fiscal 2008 also includes €390 in connection with a not-for-profit foundation set up by Siemens in fiscal 2008. The foundation is aimed at sponsoring science and research, art, educational, cultural, charitable, environmental, and other social responsibility-related purposes. Siemens contributed €390 in cash to the foundation in fiscal 2008. Of the €390, €300 is to remain in the foundation and €90 shall be used to serve the foundations’ purposes.

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

8.	Income (loss) from investments accounted for using the equity method, net

	Year ended September 30,
	2009	2008	2007

Share of profit (loss), net	(392)	259	75
Gains (losses) on sales, net	5	1	35
Impairment	(1,644)	—	(2)
Reversals of impairment	85	—	—

	(1,946)	260	108

Share of profit (loss), net includes our share in NSN’s fiscal 2009, 2008 and 2007 earnings of €(543), €(119) and €(429), respectively, our share in EN’s fiscal 2009, 2008 and 2007 earnings of €(171), €— and €—, respectively, our share in BSH Bosch Siemens Hausgeräte GmbH (BSH) as well as our share in Krauss-Maffei Wegmann GmbH & Co. KG (KMW) the two latter totaling €195, €242 and €296, in fiscal 2009, 2008 and 2007, respectively (see also Note 4 and Note 19).

Investments in associates and in jointly controlled entities are tested for impairment if there is an indication that the investment may be impaired. In the three months ended September 30, 2009, NSN, presented in the segment Equity Investments, was tested for impairment. The main triggering events were NSN’s loss of market share as well as a decrease in the product business operations resulting in significantly adjusted financial forecasts of future cash flows of NSN. The NSN impairment test is based on fair value less costs to sell applying a discounted cash flow method. As a result, an impairment loss of €1,634 was recognized in Income (loss) from investments accounted for using the equity method.

Reversals of impairment of €51 relates to an impairment in a previous year of an investment held by SFS, which was reversed in fiscal 2009 as a result of a recovery of our expected future results from that investment.

For further information on the Company’s principal investments accounted for under the equity method see Note 19.

9.	Financial income (expense), net

	Year ended September 30,
	2009	2008	2007

Income (expense) from pension plans and similar commitments, net	(227)	136	196
Income (expense) from available-for-sale financial assets, net	(12)	89	58
Interest income (expense), net	150	60	(139)
Other financial income (expense), net	(421)	(163)	(123)

	(510)	122	(8)

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

The components of Income (expense) from pension plans and similar commitments, net were as follows:

	Year ended September 30,
	2009	2008	2007

Expected return on plan assets	1,303	1,510	1,457
Interest cost	(1,530)	(1,374)	(1,261)

Income (expense) from pension plans and similar commitments, net	(227)	136	196

Service cost for pension plans and similar commitments are allocated among functional costs (Cost of goods sold and services rendered, Research and development expenses, Marketing, selling and general administrative expenses).

The components of Income (expense) from available-for-sale financial assets, net were as follows:

	Year ended September 30,
	2009	2008	2007

Dividends received	29	70	102
Gains on sales, net	16	45	30
Impairment	(59)	(36)	(94)
Other	2	10	20

Income (expense) from available-for-sale financial assets, net	(12)	89	58

The total amounts of interest income and expense were as follows:

	Year ended September 30,
	2009	2008	2007

Interest income	833	894	758
Interest expense	(683)	(834)	(897)

Interest income (expense), net	150	60	(139)

Thereof: Interest income (expense) of operations, net	39	60	(42)
Thereof: Other interest income (expense), net	111	—	(97)

Interest income (expense) of operations, net includes interest income and expense primarily related to receivables from customers and payables to suppliers, interest on advances from customers and advanced financing of customer contracts. Other interest income (expense), net includes all other interest amounts primarily consisting of interest relating to corporate debt, interest results of interest-rate-swaps used as hedging instruments in hedge accounting relationships with financial assets and financial liabilities as well as interest income on corporate assets.

The interest income (expense) above include the following in respect of financial assets (financial liabilities) not at fair value through profit or loss.

	Year ended September 30,
	2009	2008	2007

Total interest income on financial assets	804	883	749
Total interest expenses on financial liabilities	(994)	(859)	(929)

Other financial income (expense), net mainly includes the interest component from measuring provisions amounting to €(200), €(81) and €31 in fiscal 2009, 2008 and 2007, respectively, as well as expenses as a result of

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

allowances and write offs of finance receivables of €(162), €(55) and €(11) in fiscal 2009, 2008 and 2007, respectively.

10.	Income taxes

Income (loss) from continuing operations before income taxes is attributable to the following geographic regions:

	Year ended September 30,
	2009	2008	2007

Germany	1,525	(449)	1,556
Foreign	2,366	3,323	3,545

	3,891	2,874	5,101

Income tax expense (benefit) consists of the following:

	Year ended September 30,
	2009	2008	2007

Current tax:
German corporation and trade taxes	269	124	450
Foreign income taxes	1,209	1,001	760

	1,478	1,125	1,210

Deferred tax:
Germany	1	(212)	(156)
Foreign	(45)	102	138

	(44)	(110)	(18)

Income tax expense	1,434	1,015	1,192

The current income tax expense in fiscal 2009, 2008 and 2007 includes adjustments recognized for current tax of prior periods in the amount of €(11), €(58) and €(44), respectively.

Of the deferred tax benefit in fiscal 2009, 2008 and 2007, €(177), €(52) and €(72), respectively, relate to the origination and reversal of temporary differences.

In Germany, the calculation of current tax is based on a corporate tax rate of 15% (in fiscal 2008: 15% and 2007: 25%) and thereon a solidarity surcharge of 5.5% for all distributed and retained earnings. In addition to corporate taxation, trade tax is levied on profits earned in Germany. As an effect of the German Corporation Tax Reform 2008, trade tax is a non deductible expense since 2008 resulting in an average trade tax rate of 15% and a combined total tax rate of 31%. Deferred tax assets and liabilities are measured at tax rates that are expected to apply to the period when the asset is realized or the liability is settled. As the German Corporation Tax Reform 2008 was already been enacted in 2007, deferred tax assets and liabilities have been measured with the combined total tax rate of 31% from fiscal 2007 onwards.

For foreign subsidiaries, current taxes are calculated based on the regulation of the national tax law and using the tax rates applicable in the individual foreign countries. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

Income tax expense differs from the amounts computed by applying statutory German income tax rates (31% for fiscal ended September 30, 2009 and 2008; 39% for fiscal ended September 30, 2007) as follows:

	Year ended September 30,
	2009	2008	2007

Expected income tax expense	1,206	891	1,989
Increase (decrease) in income taxes resulting from:
Non-deductible losses and expenses	715	533	545
Goodwill	—	1	(34)
Tax-free income	(421)	(259)	(552)
Taxes for prior years	(76)	(31)	(572)
Change in judgment of realizability of deferred tax assets	25	34	(147)
Change in tax rates	(17)	6	323
Foreign tax rate differential	(116)	(86)	(310)
Tax effect of investments accounted for using the equity method	121	(79)	(40)
Other, net	(3)	5	(10)

Actual income tax expense	1,434	1,015	1,192

In fiscal 2009 the tax effect of non-deductible losses and expenses is mainly impacted by the impairment of NSN, in fiscal 2008 by estimated fines in connection with then ongoing settlement negotiations of legal matters with authorities in the U.S. (settled in fiscal 2009) and in fiscal 2007 mainly by antitrust fines.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

Deferred income tax assets and liabilities on a gross basis are summarized as follows:

	September 30,
	2009	2008

Assets:
Financial assets	66	50
Other intangible assets	117	40
Property, plant and equipment	337	455
Inventories	428	425
Receivables	518	694
Pension plans and similar commitments	1,892	1,431
Provisions	1,515	1,611
Liabilities	1,848	1,548
Tax loss and credit carryforward	2,455	2,500
Other	209	331

Deferred tax assets	9,385	9,085

Liabilities:
Other intangible assets	797	743
Property, plant and equipment	700	752
Inventories	1,793	1,687
Receivables	1,532	1,307
Provisions	962	983
Liabilities	710	875
Other	376	455

Deferred tax liabilities	6,870	6,802

Total deferred tax assets, net	2,515	2,283

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

In certain jurisdictions that incurred significant losses in fiscal 2009 or 2008, a net deferred tax asset of 1,486 (in fiscal 2008: 1,481) is recognized. The losses are mainly caused by one-time expenses due to transformation programs, e.g. restructuring expense (see Note 5).

As of September 30, 2009, the Company had €8,015 (in fiscal 2008: 8,571) of gross tax loss carryforwards. The Company assumes that the future operations will generate sufficient taxable income to realize the deferred tax assets.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

Deferred tax assets have not been recognized in respect of the following items (gross amounts):

	September 30,
	2009	2008

Deductible temporary differences	341	260
Tax loss carryforward	612	602

	953	862

As of September 30, 2009 and 2008 €332 and €190 of the unrecognized tax loss carryforwards expire over the periods to 2027.

The Company has ongoing regular tax audits concerning open income tax years in a number of jurisdictions. Adequate provisions for all open tax years have been foreseen.

The Company provides for income taxes or foreign withholding taxes on the cumulative earnings of subsidiaries when it is determined that such earnings either will be subject to taxes or are intended to be repatriated. In fiscal 2009, income taxes on cumulative earnings of subsidiaries of €15,403 (in fiscal 2008: €12,110) have not been provided for, because such earnings will either not be subject to any such taxes or are intended to be indefinitely reinvested in those operations. It is not practicable to estimate the amount of the unrecognized deferred tax liabilities for these undistributed earnings.

Including the items charged or credited directly to equity and the expense (benefit) from continuing and discontinued operations, the income tax expense (benefit) consists of the following:

	Year ended September 30,
	2009	2008	2007

Continuing operations	1,434	1,015	1,192
Discontinued operations	58	(184)	1,001
Income and expense recognized directly in equity	(231)	(120)	326
Other changes in equity	—	—	(499)

	1,261	711	2,020

11.	Available-for-sale financial assets

The following tables summarize the current portion of the Company’s investment in available-for-sale financial assets:

	September 30, 2009
			Unrealized
	Cost	Fair Value	Gain	Loss

Equity instruments	7	19	12	—
Debt instruments	109	112	3	—
Fund shares	38	39	1	—

	154	170	16	—

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

	September 30, 2008
			Unrealized
	Cost	Fair Value	Gain	Loss

Equity instruments	32	26	—	(6)
Debt instruments	84	85	1	—
Fund shares	40	41	1	—

	156	152	2	(6)

Proceeds from sales of available-for-sale financial assets traded in an active market for the years ended September 30, 2009, 2008 and 2007 were €35, €49 and €419, respectively. Gross realized gains on sales of such available-for-sale financial assets for continuing and discontinued operations for the years ended September 30, 2009, 2008 and 2007 were €7, €13 and €10, respectively. Gross realized losses on sales of such available-for-sale financial assets for continuing and discontinued operations for the years ended September 30, 2009, 2008 and 2007 were €10, €1 and €31, respectively.

Available-for-sale financial assets classified as non-current are included in Other financial assets (see Note 20).

12.	Trade and other receivables

	September 30,
	2009	2008

Trade receivables from the sale of goods and services	12,644	14,062
Receivables from finance leases	1,738	1,674
Receivables from joint ventures and associates and other companies(1)	67	49

	14,449	15,785

(1)	Other companies, in the context of the above line item, are those in which Siemens has an ownership interest of less than 20% and exercises no significant influence over their operating and financial policies.

The valuation allowance on the Company’s current and long-term receivables (see Notes 12, 13 and 20), (except for receivables from finance leases) which belong to the class of Financial assets and liabilities measured at (amortized) cost, changed as follows:

	Year ended September 30,
	2009	2008	2007

Valuation allowance as of beginning of fiscal year	913	805	842
Increase in valuation allowances recorded in the income statement in the current period	449	247	119
Write-offs charged against the allowance	(222)	(141)	(114)
Recoveries of amounts previously written-off	7	18	23
Foreign exchange translation differences	(24)	(5)	(24)
Reclassification to Assets held for disposal	(7)	(11)	(41)

Valuation allowance as of fiscal year-end	1,116	913	805

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

Receivables from finance leases are presented in the balance sheet as follows:

	September 30,
	2009	2008

Receivables from finance leases, current	1,738	1,674
Receivables from finance leases, long-term portion	3,147	3,486

	4,885	5,160

The valuation allowance on the Company’s current and long-term receivables (see Notes 12 and 20), relating to finance leases, changed as follows:

	Year ended September 30,
	2009	2008	2007

Valuation allowance as of beginning of fiscal year	100	90	114
Increase in valuation allowances recorded in the income statement in the current period	148	56	27
Write-offs charged against the allowance	(97)	(58)	(56)
Recoveries of amounts previously written-off	18	13	11
Foreign exchange translation differences	(4)	(1)	(6)

Valuation allowance as of fiscal year-end	165	100	90

Minimum future lease payments to be received are as follows:

	September 30,
	2009	2008

2009		2,067
2010	2,084	1,482
2011	1,450	1,093
2012	978	627
2013	597	326
2014	280
After 2014 in fiscal 2009 (after 2013 in fiscal 2008)	173	210

Minimum future lease payments to be received	5,562	5,805

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

The following table shows a reconciliation of minimum future lease payments to the gross and net investment in leases and to the present value of the minimum lease payments receivable:

	September 30,
	2009	2008

Minimum future lease payments	5,562	5,805
Plus: Unguaranteed residual values	170	190

Gross investment in leases	5,732	5,995

Less: Unearned finance income	(682)	(735)

Net investment in leases	5,050	5,260

Less: Allowance for doubtful accounts	(165)	(100)
Less: Present value of unguaranteed residual value	(144)	(151)

Present value of minimum lease payments receivable	4,741	5,009

The gross investment in leases and the present value of minimum lease payments receivable are due as follows:

	September 30,
	2009	2008

Gross investment in leases	5,732	5,995
Within 1 year	2,117	2,100
1 to 5 years	3,420	3,650
Thereafter	195	245
Present value of minimum lease payments receivable	4,741	5,009
Within 1 year	1,707	1,722
1 to 5 years	2,881	3,095
Thereafter	153	192

Investments in finance leases primarily relate to equipment for information technology and office machines, industrial machinery, medical equipment and transportation systems. Actual cash flows will vary from contractual maturities due to future sales of finance receivables, prepayments and write-offs.

See Note 4 for further information on Trade and other receivables reclassified to Assets classified as held for disposal.

13.	Other current financial assets

	September 30,
	2009	2008

Derivative financial instruments	1,277	593
Loans receivable	725	701
Receivables from joint ventures and associates and other companies (defined in Note 12)	77	100
Other	823	1,722

	2,902	3,116

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

14.	Inventories

	September 30,
	2009	2008

Raw materials and supplies	2,279	2,593
Work in process	3,619	3,588
Costs and earnings in excess of billings on uncompleted contracts	7,137	7,537
Finished goods and products held for resale	2,945	2,835
Advances to suppliers	565	794

	16,545	17,347
Advance payments received	(2,416)	(2,838)

	14,129	14,509

Costs and earnings in excess of billings on uncompleted contracts relates to construction contracts with net asset balances where contract costs plus recognized profits less recognized losses exceed progress billings. Liabilities from contracts for which progress billings exceed costs and recognized profits less recognized losses are recognized in Other current liabilities.

The aggregate amount of costs incurred and recognized profits less recognized losses for construction contracts in progress as of September 30, 2009, 2008 and 2007 amounted to €65,589, €54,168 and €45,805, respectively. Advance payments received on construction contracts in progress were €8,402, €8,895 and €6,347 as of September 30, 2009, 2008 and 2007. Revenue from construction contracts amounted to €25,401, €24,289 and €21,165, respectively, for fiscal 2009, 2008 and 2007. Retentions in connection with construction contracts were €590, €597 and €367 in fiscal 2009, 2008 and 2007. Information concerning construction contracts does not include disposal groups.

15.	Other current assets

	September 30,
	2009	2008

Miscellaneous tax receivables	618	742
Prepaid expenses	317	322
Other	256	304

	1,191	1,368

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

16.	Goodwill

Goodwill has changed as follows:

	Year ended
	September 30,
	2009	2008

Cost
Balance at beginning of year	16,558	13,589
Translation differences and other	(366)	(135)
Acquisitions and purchase accounting adjustments	232	3,737
Adjustments from the subsequent recognition of deferred tax assets	—	(3)
Dispositions and reclassifications to assets held for disposal	(107)	(630)

Balance at year-end	16,317	16,558

Accumulated impairment losses and other changes
Balance at beginning of year	554	1,088
Translation differences and other	(12)	(16)
Impairment losses recognized during the period	32	78
Dispositions and reclassifications to assets held for disposal	(78)	(596)

Balance at year-end	496	554

Net book value
Balance at beginning of year	16,004	12,501
Balance at year-end	15,821	16,004

					Dispositions and
					reclassifications
					to Assets
	Net book		Translation	Acquisitions and	classified as		Net book
	value as of		differences	purchase accounting	held for		value as of
	10/1/2008		and other	adjustments(1)	disposal	Impairments	9/30/2009

Sectors
Industry	4,894	(2)	(111)	168	(13)	(13)	4,925
Energy	2,240		(63)	47	(16)	—	2,208
Healthcare	8,617		(156)	15	—	—	8,476
Cross-Sector Businesses
Siemens IT Solutions and Services	123		(10)	2	—	—	115
Siemens Financial Services (SFS)	111		(14)	—	—	—	97
Other Operations	19	(2)	—	—	—	(19)	—

Siemens	16,004		(354)	232	(29)	(32)	15,821

(1)	Includes adjustments from the subsequent recognition of deferred tax assets.

(2)	Electronics Assembly Systems was reclassified from Industry to Other Operations in fiscal 2009. Prior-year amounts were adjusted for comparison purposes.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

				Dispositions and
				reclassifications
				to Assets
	Net book	Translation	Acquisitions and	classified as		Net book
	value as of	differences	purchase accounting	held for		value as of
	10/1/2007	and other	adjustments(1)	disposal	Impairments	9/30/2008

Sectors
Industry	4,739	(48)	233	(17)	—	4,907
Energy	2,210	(55)	85	—	—	2,240
Healthcare	5,197	7	3,413	—	—	8,617
Cross-Sector Businesses
Siemens IT Solutions and Services	129	(9)	3	—	—	123
Siemens Financial Services (SFS)	126	(15)	—	—	—	111
Other Operations	100	1	—	(17)	(78)	6

Siemens	12,501	(119)	3,734	(34)	(78)	16,004

(1)	Includes adjustments from the subsequent recognition of deferred tax assets.

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

Siemens tests at least annually whether goodwill suffered any impairment, in accordance with the accounting policy stated in Note 2 and 3. Key assumptions on which management has based its determinations of the fair value less costs to sell for the divisions’ carrying amount include growth rates of up to 3% in fiscal 2009 and 2008, respectively and after-tax discount rates of 7.5% to 8.5% in fiscal 2009 and 7.5% to 9% in fiscal 2008. Where possible, reference to market prices is made.

For the purpose of estimating the fair value less costs to sell of the divisions, cash flows were projected based on past experience, actual operating results and management’s best estimate about future developments as well as market assumptions.

The fair value less costs to sell is mainly determined by the terminal value which is particularly sensitive to changes in the assumptions on the terminal value growth rate and discount rate. Both assumptions are determined individually for each division. Discount rates reflect the current market assessment of the risks specific to each division and are based on the weighted average cost of capital for the divisions (for SFS the discount rate represents cost of equity). Terminal value growth rates take into consideration external macroeconomic sources of data.

Based on the annual impairment test in fiscal 2009, the divisions’ recoverable amounts were estimated to be higher than the carrying amounts, and management did not identify any impairments.

The following table presents the key assumptions used to determine fair value less costs to sell for impairment test purposes, for divisions to which a significant amount of goodwill is allocated:

	Year ended September 30, 2009
		Terminal Value Growth
	Goodwill	Rate	Discount Rate

Diagnostics within Healthcare Sector	5,507	3.0%	7.5%
Imaging and IT within Healthcare Sector	2,782	3.0%	8.0%
Industry Automation within Industry Sector	2,250	2.0%	8.0%

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

	Year ended September 30, 2008
		Terminal Value
		Growth
	Goodwill	Rate	Discount Rate

Diagnostics within Healthcare Sector	6,131	3.0%	8.0%
Imaging and IT within Healthcare Sector	2,418	3.0%	8.0%
Industry Automation within Industry Sector	2,259	2.0%	7.5%

Among the above mentioned divisions, Healthcare’s Diagnostics division has the highest amount of goodwill and the lowest excess of the recoverable amount over the carrying amount (the headroom). Diagnostics’ headroom was estimated at €2,284. Diagnostics is based on the acquisitions of Diagnostic Products Corporation (DPC), the Diagnostics division of Bayer AG, and the acquisition of Dade Behring, Inc. The division operates in the global healthcare market for diagnostic testing systems and consumables which faces increasing cost restraints and is estimated to represent a growing market mainly in conjunction with the “megatrend” demographic change. Both volume growth and productivity improvements as a result of integrating those three acquisitions are assumed to contribute to profit margin improvements in the next years.

The estimated fair value of Diagnostics is assumed to be mainly driven by volume growth over the next years as well as by the terminal value. Over the 5-year planning period, a compound annual revenue growth rate of 5 percent was assumed. Cash flows beyond the 5-year planning period were extrapolated using a constant growth rate of 3 percent. A discount rate of 7.5 percent was applied.

The headroom would be decreased to zero due to a decrease of the terminal value growth rate by 1.4 percentage points. A decrease of the compound annual growth rate for revenue during the 5-year planning period by more than 2.5 percentage points would reduce the headroom by more than (77) percent. The headroom would change by (51) percent due to an increase in the discount rate of 0.5 percentage points.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

17.	Other intangible assets

	Gross							Net
	carrying		Additions			Gross		book
	amount as		through			carrying	Accumulated	value	Amortization
	of	Translation	business			amount as of	amortization	as of	during fiscal
	10/1/2008	differences	combinations	Additions	Retirements(1)	9/30/2009	and impairment	9/30/2009	2009(2)

Software and other internally generated intangible assets	2,492	(47)	(1)	382	(162)	2,664	(1,609)	1,055	(264)
Patents, licenses and similar rights	6,524	(105)	105	59	(64)	6,519	(2,548)	3,971	(570)

Other intangible assets	9,016	(152)	104	441	(226)	9,183	(4,157)	5,026	(834)

(1)	Includes Other intangible assets reclassified to Assets classified as held for disposal (see Note 4).

(2)	Includes Impairments of €(22) in fiscal 2009.

	Gross							Net
	carrying		Additions			Gross		book	Amortization
	amount as		through			carrying	Accumulated	value	during
	of	Translation	business			amount as of	amortization	as of	fiscal
	10/1/2007	differences	combinations	Additions	Retirements(1)	9/30/2008	and impairment	9/30/2008	2008(2)

Software and other internally generated intangible assets	2,362	(16)	33	420	(307)	2,492	(1,532)	960	(368)
Patents, licenses and similar rights	5,406	(70)	1,260	102	(174)	6,524	(2,071)	4,453	(528)

Other intangible assets	7,768	(86)	1,293	522	(481)	9,016	(3,603)	5,413	(896)

(1)	Includes Other intangible assets reclassified to Assets classified as held for disposal (see Note 4).

(2)	Includes Impairments of €(98) in fiscal 2008.

Amortization expense on intangible assets is included in Cost of goods sold and services rendered, Research and development expenses or Marketing, selling and general administrative expenses, depending on the use of the asset.

As of September 30, 2009 and 2008, contractual commitments for purchases of other intangible assets amount to €35 and €37.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

18.	Property, plant and equipment

	Gross		Additions				Gross		Net	Depreciation
	carrying		through				carrying		book	and
	amount		business				amount	Accumulated	value	impairment
	as of	Translation	combi-		Reclassi-		as of	depreciation and	as of	during fiscal
	10/1/08	differences	nations	Additions	fications	Retirements(1)	9/30/09	impairment	9/30/09	2009(2)

Land and buildings	8,228	(79)	128	717	287	(618)	8,663	(4,112)	4,551	(302)
Technical machinery and equipment	8,252	(120)	11	496	389	(389)	8,639	(5,875)	2,764	(562)
Furniture and office equipment	6,654	(93)	14	660	110	(853)	6,492	(4,969)	1,523	(769)
Equipment leased to others	2,630	(84)	—	495	35	(399)	2,677	(1,153)	1,524	(375)
Advances to suppliers and construction in progress	1,180	(11)	3	692	(821)	(80)	963	(2)	961	—

Property, plant and equipment	26,944	(387)	156	3,060	—	(2,339)	27,434	(16,111)	11,323	(2,008)

(1)	Includes Property, plant and equipment reclassified to Assets classified as held for disposal (see Note 4).

(2)	Includes Impairments of €(74) in fiscal 2009.

	Gross		Additions				Gross		Net	Depreciation
	carrying		through				carrying		book	and
	amount		business				amount	Accumulated	value	impairment
	as of	Translation	combi-		Reclassi-		as of	depreciation and	as of	during fiscal
	10/1/07	differences	nations	Additions	fications	Retirements(1)	9/30/08	impairment	9/30/08	2008(2)

Land and buildings	8,639	(13)	169	251	189	(1,007)	8,228	(3,877)	4,351	(334)
Technical machinery and equipment	7,885	(40)	165	519	294	(571)	8,252	(5,668)	2,584	(619)
Furniture and office equipment	6,740	(60)	88	791	126	(1,031)	6,654	(5,085)	1,569	(818)
Equipment leased to others	2,019	(38)	200	550	39	(140)	2,630	(1,055)	1,575	(347)
Advances to suppliers and construction in progress	894	(4)	27	937	(648)	(26)	1,180	(1)	1,179	(1)

Property, plant and equipment	26,177	(155)	649	3,048	—	(2,775)	26,944	(15,686)	11,258	(2,119)

(1)	Includes Property, plant and equipment reclassified to Assets classified as held for disposal (see Note 4).

(2)	Includes Impairments of €(213) in fiscal 2008.

As of September 30, 2009 and 2008, contractual commitments for purchases of property, plant and equipment amount to €336 and €463, respectively.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

As of September 30, 2009 and 2008, future payments receivable from lessees under operating leases are as follows:

	September 30,
	2009	2008

2009		506
2010	516	390
2011	371	291
2012	274	201
2013	187	126
2014	125
After 2014 in fiscal 2009 (after 2013 in fiscal 2008)	172	161

Total	1,645	1,675

Payments from lessees under operating leases primarily relate to buildings, data processing and phone equipment as well as to medical equipment.

     Investment property

Investment property consists of property held either to earn rentals or for capital appreciation or both and not used in production or for administrative purposes.

The carrying amount of investment property amounts to €166 and €151 compared to a fair value of €329 and €357 as of September 30, 2009 and 2008, respectively. The fair value is primarily based on a discounted cash flow approach except for certain cases which are based on appraisal values.

19.	Investments accounted for using the equity method

As of September 30, 2009 and 2008, Siemens’ principal investments accounted for under the equity method, which are all unlisted, are (in alphabetical order):

	Percentage of Ownership
	September 30,
	2009	2008

BSH Bosch und Siemens Hausgeräte GmbH (BSH)	50%	50%
Capital Meters Holdings Ltd.	20%	20%
Dräger Medical AG & Co. KG	25%	25%
Enterprise Networks Holdings B.V.	49%	49%
Krauss-Maffei Wegmann GmbH & Co. KG	49%	49%
Nokia Siemens Networks Holding B.V.	50%(1)	50%(1)
P.T. Jawa Power	50%(2)	50%(2)
Shanghai Electric Power Generation Equipment Co. Ltd.	34%	34%
Voith Hydro Holding GmbH & Co. KG	35%	35%

(1)	The exact percentage of voting rights equals 50% less 25 voting rights.

(2)	The investment is no jointly controlled entity because of two additional shareholders.

The investments in Areva and FSC have been classified as assets held for disposal in January 2009 and September 2008, respectively, and accounting under the equity method was ceased (see Note 4 for additional information on Areva). FSC was sold in April 2009 (see Note 4 for further information on Dispositions).

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

Our interest in BSH, which is the principal jointly controlled entity of Siemens, is recognized using the equity method, as described in Note 2, applying BSH’s twelve month periods ended June 30. The following information reflect BSH’s most recent published financial statements, not adjusted for the percentage of ownership held by Siemens.

	Year ended December 31,
	2008	2007	2006

Revenue	8,758	8,818	8,308
Net income (loss)	311	411	372

	December 31,
	2008	2007

Current assets	3,678	3,699
Non-current assets	2,495	2,577
Current liabilities	2,033	2,074
Non-current liabilities	1,744	1,830

Summarized financial information for our principal investments in associates, not adjusted for the percentage of ownership held by Siemens, is presented below. Income statement information is presented for the twelve month period applied under the equity method of accounting.

	Year ended September 30,
	2009	2008	2007

Revenue(3)	19,871	20,115	10,501
Net income (loss)(3)	(769)	199	(564)

(3)	Fiscal 2007 NSN income statement information is for the six months ended September 30, 2007.

Balance Sheet information is presented as of the date used in applying the equity method of accounting.

	September 30,
	2009	2008

Total assets	22,218	26,010
Total liabilities	14,446	15,839

For information on contingent liabilities for joint ventures and associates see Note 39.

Regarding the impairment of the NSN investment see Note 8.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

20.	Other financial assets

	September 30,
	2009	2008

Receivables from finance leases (see Note 12)	3,147	3,486
Loans receivable	2,142	1,417
Derivative financial instruments	1,594	404
Receivables from associated and other companies (defined in Note 12)	787	45
Trade receivables from sale of goods and services	452	471
Available-for-sale financial assets	391	551
Other	1,517	1,411

	10,030	7,785

Available-for-sale financial assets include interests in other companies that are recorded at cost or at fair value if reliably measurable. Derivative financial instruments included in this item represent the non-current portion of derivatives designated as hedging instruments, for which hedge accounting is applied. Loans receivable primarily relate to long-term loan transactions of SFS. Receivables from associated and other companies include a shareholder loan to NSN granted in fiscal 2009, with a carrying amount of €722 as of September 30, 2009.

21.	Other current financial liabilities

	September 30,
	2009	2008

Derivative financial instruments (see Notes 31 and 32)	973	1,198
Accrued interest expense	325	191
Liabilities to joint ventures and associated and other companies	87	101
Other	734	937

	2,119	2,427

22. Other current liabilities

	September 30,
	2009	2008

Billings in excess of costs and estimated earnings on uncompleted contracts and related advances	11,031	11,390
Other employee related costs	2,567	3,160
Payroll and social security taxes	1,908	2,048
Bonus obligations	1,046	1,132
Accruals for outstanding invoices	789	626
Miscellaneous tax liabilities	689	743
Deferred reservation fees received	536	206
Deferred income	594	651
Other	1,151	1,688

	20,311	21,644

Other employee related costs primarily includes vacation payments, accrued overtime and service anniversary awards, severance payments, as well as liabilities related to the SG&A program (see Note 5).

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

23. Debt

	September 30,
	2009	2008

Short-term
Notes and bonds	—	1,024
Loans from banks	261	479
Other financial indebtedness	392	265
Obligations under finance leases	45	51

Short-term debt and current maturities of long-term debt	698	1,819
Long-term
Notes and bonds (maturing until 2066)	16,502	11,942
Loans from banks (maturing until 2023)	1,910	1,856
Other financial indebtedness (maturing until 2029)	379	280
Obligations under finance leases	149	182

Long-term debt	18,940	14,260

	19,638	16,079

As of September 30, 2009, weighted-average interest rates for loans from banks, other financial indebtedness and obligations under finance leases were 3.4% (2008: 4.9%), 2.9% (2008: 3.5%) and 4.0% (2008: 5.7%), respectively.

a)	Commercial paper program

We have a U.S.$9.0 billion (€6.1 billion) global multi-currency commercial paper program in place including U.S.$ extendible notes capabilities. As of September 30, 2009 and 2008, outstanding global commercial paper totaled €337 and €198, respectively. Interest rates ranged from 0.21% to 0.23% and from 2.10% to 2.25%, respectively as of September 30, 2009 and 2008 (see also Other financial indebtedness below). Our issues of commercial paper have a maturity of generally less than 90 days.

b)	Notes and bonds

     Euro Medium-term note program

The Company has agreements with financial institutions under which it may issue up to €15.0 billion and €5.0 billion in medium-term notes as of September 30, 2009 and 2008, respectively. As of September 30, 2009 and 2008, €8.8 billion and €4.9 billion, respectively, in notional amounts were issued and are outstanding. The outstanding amounts as of September 30, 2009 and 2008 comprise U.S.$500 (€342) floating rate notes due in March 2012, bearing interest of 0.15% above LIBOR and U.S.$500 (€342); 5.625% fixed rate notes due in March 2016 as well as €1.55 billion 5.250% note due December 12, 2011; €1 billion 5.375% note due June 11, 2014; and €1.6 billion 5.625% note due June 11, 2018. In fiscal 2009, Siemens updated the program and issued in total additional €4.0 billion fixed-interest notes under the program in two tranches comprising a €2.0 billion 4.125% note due February 20, 2013 and a €2.0 billion 5.125% note due February 20, 2017.

     Extendible

In fiscal 2008, the Company issued floating rate extendible notes with a nominal value of €500, which were redeemed at face value on the first maturity date at the end of June 2009. The notes bore 0.23 percent interest above EURIBOR.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

     U.S.$ Medium Term Notes

In August 2006, the Company issued U.S.$5.0 billion of notes (€3.4 billion). These notes were issued in four tranches comprising: U.S.$750 Floating Rate Notes (U.S.$ LIBOR + 0.05%) due August 14, 2009; redeemed at face value at its maturity date; U.S.$750, 5.5% Notes due February 16, 2012; U.S.$1.750 billion 5.75% Notes due October 17, 2016 and U.S.$1.750 billion 6.125% Notes due August 17, 2026. With respect to the floating rate notes, the Company may, on or after February 14, 2008, redeem all or some of the Notes at the early redemption amount, according to the conditions of the bond. Regarding the fixed rate notes, the Company may redeem, at any time, all or some of the notes at the early redemption amount (call) according to the conditions of the bond.

     Hybrid Capital Bond

In September 2006, the Company issued a subordinated Hybrid Capital Bond, which is on a subordinated basis guaranteed by Siemens. The subordinated bond was issued in a EUR tranche of €900 and a British pound tranche of £750 million (€825), both with a legal final maturity on September 14, 2066 and with a call option for Siemens in 2016 or thereafter. The bonds bear a fixed interest rate (5.25% for the EUR tranche and 6.125% for the British pound tranche) until September 14, 2016, thereafter, floating rate interest according to the conditions of the bond.

     Euro Bond

In June 2001, the Company issued €2 billion 5.75% bonds due July, 2011.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

Details of the Company’s notes and bonds are as follows:

	September 30, 2009			September 30, 2008
			Carrying			Carrying
	Currency		amount	Currency		amount
	(notional amount)		in €(1)	(notional amount)		in €(1)

U.S.$ LIBOR+0.15% 2006/2012 U.S.$ notes	USD	500	341	USD	500	349
5.625% 2006/2016 U.S.$ notes	USD	500	386	USD	500	374
5.25% 2008/2011 EUR Medium Term Note	EUR	1,550	1,644	EUR	1,550	1,555
5.375% 2008/2014 EUR Medium Term Note	EUR	1,000	1,084	EUR	1,000	999
5.625% 2008/2018 EUR Medium Term Note	EUR	1,600	1,763	EUR	1,600	1,607
4.125% 2009/2013 EUR Medium Term Note	EUR	2,000	2,000		—	—
5.125% 2009/2017 EUR Medium Term Note	EUR	2,000	1,977		—	—

Total Euro Medium-term notes			9,195			4,884

ER3M 2008/2009 (Extendible)		—	—	EUR	500	500

Total Extendible		—	—			500

U.S.$ LIBOR+0.05% 2006/2009 U.S.$ notes	USD	—	—	USD	750	524
5.5% 2006/2012 U.S.$ notes	USD	750	556	USD	750	552
5.75% 2006/2016 U.S.$ notes	USD	1,750	1,366	USD	1,750	1,323
6.125% 2006/2026 U.S.$ notes	USD	1,750	1,439	USD	1,750	1,367

Total U.S.$ Medium Notes			3,361			3,766

5.25% 2006/2066 EUR bonds	EUR	900	941	EUR	900	857
6.125% 2006/2066 GBP bonds	GBP	750	874	GBP	750	928

Total Hybrid Capital Bond			1,815			1,785

5.75% 2001/2011 EUR bonds	EUR	2,000	2,129	EUR	2,000	2,031

			2,129			2,031
Other			2			—

			16,502			12,966

(1)	Includes adjustments for fair value hedge accounting.

c)	Assignable loans

In the third quarter of fiscal 2008, the Company obtained assignable loans. The loans, totaling €1.1 billion and €1.1 billion in nominal and carrying amount as of September 30, 2009 and 2008, respectively, are for general corporate purposes and were issued in four tranches: €370 floating rate notes (European Interbank Offered Rate (EURIBOR + 0.55%) due June 12, 2013; €113.5, 5.283% notes due June 12, 2013; €283.5 floating rate notes (EURIBOR + 0.70%) due June 12, 2015 and €333, 5.435% notes due June 12, 2015).

d)	Credit facilities

The credit facilities at September 30, 2009 and 2008 consisted of €6.6 and €6.7 billion, respectively, in committed lines of credit. These include a U.S.$5.0 billion syndicated multi-currency revolving credit facility expiring March 2012 and a U.S.$4.0 billion syndicated multi-currency revolving credit facility expiring August 2013. The U.S.$4 billion facility comprises a U.S.$1.0 billion term loan which was drawn in January 2007, bearing interest of 0.15% above LIBOR (London Interbank Offered Rate) as well as a U.S.$3.0 billion revolving tranche not yet drawn. It also includes a third revolving credit facility provided by a domestic bank with an aggregate amount of

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

€450 expiring in September 2012. As of September 30, 2009 and 2008, €5.9 and €6.0 billion, respectively, of these lines of credit remained unused. Commitment fees for the years ended September 30, 2009, 2008 and 2007 amount to €2.7, €2.8, and €2.7, respectively. The facilities are for general business purposes.

As of September 30, 2009 and 2008, the aggregate amounts of indebtedness maturing during the next five years and thereafter are as follows (excluding finance leases which are disclosed separately):

	September
Fiscal year	2009	2008

2009		1,768
2010	653	169
2011	2,243	2,069
2012	2,595	2,514
2013	3,200	1,190
2014	1,112
After 2014 in fiscal 2009 (after 2013 in fiscal 2008)	9,641	8,136

	19,444	15,846

     Other financial indebtedness

Other financial indebtedness includes €393 and €256 as of September 30, 2009 and 2008, respectively, for the Company’s real estate assets that were sold or transferred and in which Siemens has retained significant risks and rewards of ownership, including circumstances in which Siemens participates directly or indirectly in the change in market value of the property. Therefore, these transactions have been accounted for as financing obligations. These real estate properties are carried on the Company’s Consolidated Balance Sheets and no sale and profit has been recognized. As of September 30, 2009 and 2008, Other financial indebtedness also includes €337 and €198, respectively, of U.S.$ outstanding global commercial paper.

     Obligations under finance leases

As of September 30, 2009 and 2008, the finance lease liabilities are as follows:

	September 30, 2009			September 30, 2008
			Present			Present
			value of			value of
	Minimum		minimum	Minimum		minimum
	lease	Unamortized	lease	lease	Unamortized	lease
	payment	interest	payment	payment	interest	payment
Due	obligation	expense	obligation	obligation	expense	obligation

Within 1 year	54	9	45	63	12	51
1 to 2 years	47	5	42	29	9	20
2 to 3 years	15	2	13	34	7	27
3 to 4 years	19	2	17	46	6	40
4 to 5 years	7	2	5	22	5	17
Thereafter	77	5	72	93	15	78

Total	219	25	194	287	54	233
Less: Current portion			(45)			(51)

			149			182

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

The Consolidated Balance Sheets include the following significant components related to pension plans and similar commitments based upon the situation as of September 30, 2009 and 2008:

	September 30,
	2009	2008

Principal pension benefit plans	4,203	2,580
Principal other post-employment benefit plans	639	639
Other	1,096	1,142

Liabilities for pension plans and similar commitments	5,938	4,361

Prepaid costs for post-employment benefits	49	99

Actuarial (losses)/gains	(3,141)	(1,577)
Effects in connection with asset ceiling	(139)	(14)
Income tax effect	425	(16)

Net amount recognized in the Consolidated Statements of Income and Expense recognized in Equity (net of tax)	(2,855)	(1,607)

In addition to the above, the Company has foreign defined contribution plans for pensions and other post-employment benefits or makes contributions to social pension funds based on legal regulations (State plans). The recognition of a liability is not required because the obligation of the Company is limited to the payment of the contributions into these plans or funds.

Other in the table above includes non-principal pension benefit plans, non-principal other post-employment benefit plans and other long-term post-employment benefit plans. Other long-term post-employment benefit plans include benefits granted to former employees immediately after the end of their employment, independent of the employee’s reason for leaving.

Principal pension benefits

The principal pension benefit plans cover 488,000 participants, including 188,000 active employees, 100,000 former employees with vested benefits and 200,000 retirees and surviving dependents. Individual benefits are generally based on eligible compensation levels and/or ranking within the Company hierarchy and years of service. Retirement benefits under these plans vary depending on legal, fiscal and economic requirements in each country. The majority of Siemens’ active employees in Germany participate in a pension scheme introduced in fiscal 2004, the BSAV (Beitragsorientierte Siemens Altersversorgung). The BSAV is a funded defined benefit pension plan whose benefits are predominantly based on contributions made by the Company and returns earned on such

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

contributions, subject to a minimum return guaranteed by the Company. The BSAV is funded via the BSAV Trust. In connection with the implementation of the BSAV, benefits provided under defined benefit pension plans funded via the Siemens German Pension Trust were modified to substantially eliminate the effects of compensation increases by freezing the accrual of benefits under the majority of these plans.

The Company’s principal pension benefit plans are explicitly explained in the subsequent sections with regard to:

•	Pension obligations and funded status,
•	Components of NPBC,
•	Amounts recognized in the Consolidated Statements of Income and Expense recognized in Equity,
•	Assumptions used for the calculation of the DBO and NPBC,
•	Sensitivity analysis,
•	Plan assets, and
•	Pension benefit payments.

Pension benefits: Pension obligations and funded status

A reconciliation of the funded status of the principal pension benefit plans to the amounts recognized in the Consolidated Balance Sheets is as follows:

	September 30, 2009			September 30, 2008
	Total	Domestic	Foreign	Total	Domestic	Foreign

Fair value of plan assets	21,144	13,274	7,870	20,194	12,340	7,854
Total defined benefit obligation	25,159	15,783	9,376	22,654	13,782	8,872

Defined benefit obligation (funded)	24,949	15,783	9,166	22,474	13,782	8,692
Defined benefit obligation (unfunded)	210	—	210	180	—	180

Funded status	(4,015)	(2,509)	(1,506)	(2,460)	(1,442)	(1,018)
Germany	(2,509)	(2,509)		(1,442)	(1,442)
U.S.	(954)		(954)	(588)		(588)
U.K	(371)		(371)	(156)		(156)
Other	(181)		(181)	(274)		(274)
Unrecognized past service cost (benefits)	(65)	—	(65)	(70)	—	(70)
Effects due to asset ceiling	(104)	—	(104)	—	—	—

Net amount recognized	(4,184)	(2,509)	(1,675)	(2,530)	(1,442)	(1,088)

Amounts recognized in the Consolidated Balance Sheets consist of:
Pension asset	19	17	2	50	17	33
Pension liability	(4,203)	(2,526)	(1,677)	(2,580)	(1,459)	(1,121)

The fair value of plan assets, DBO and funded status as of September 30, 2007 amounted to €24,013, €25,052 and €(1,039), respectively. As of September 30, 2006, the fair value of plan assets, DBO and funded status were €23,755, €26,696 and €(2,941). As of September 30, 2005, the fair value of plan assets, DBO and funded status were €21,581, €24,972 and €(3,391).

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

A detailed reconciliation of the changes in the DBO for fiscal 2009 and 2008 as well as additional information by country is provided in the following table:

	September 30, 2009			September 30, 2008
	Total	Domestic	Foreign	Total	Domestic	Foreign

Change in defined benefit obligations:
Defined benefit obligation at beginning of year	22,654	13,782	8,872	25,052	15,488	9,564
Foreign currency exchange rate changes	(426)	—	(426)	(340)	—	(340)
Service cost	451	272	179	511	279	232
Interest cost	1,372	853	519	1,246	765	481
Settlements and curtailments	(50)	(2)	(48)	(46)	(26)	(20)
Plan participants’ contributions	147	101	46	135	87	48
Amendments and other	353	25	328	22	12	10
Actuarial (gains) losses	2,054	1,667	387	(1,748)	(1,612)	(136)
Acquisitions	27	1	26	109	68	41
Divestments	(85)	(5)	(80)	(1,026)	(408)	(618)
Benefits paid	(1,338)	(911)	(427)	(1,261)	(871)	(390)

Defined benefit obligation at end of year	25,159	15,783	9,376	22,654	13,782	8,872

Germany	15,783	15,783		13,782	13,782
U.S.	3,503		3,503	2,933		2,933
U.K	2,859		2,859	3,003		3,003
Other	3,014		3,014	2,936		2,936

The total defined benefit obligation at the end of the fiscal year includes €8,241 for active employees, €3,039 for former employees with vested benefits and €13,879 for retirees and surviving dependents.

In fiscal 2009 the DBO increased due to a decrease in discount rate for the domestic and foreign pension plans. The negative effect of a discount rate decrease in fiscal 2009 was partly offset by a decrease in pension progression and compensation increase rate as well as by experience adjustments. In fiscal 2008 the DBO decreased due to an increase in discount rate for the domestic and foreign pension plans. The positive effect of a discount rate increase in fiscal 2008 was partly offset by an increase in pension progression and compensation increase rate as well as by experience adjustments.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

The following table shows the change in plan assets for fiscal year 2009 and 2008 and additional information by country:

	September 30, 2009			September 30, 2008
	Total	Domestic	Foreign	Total	Domestic	Foreign

Change in plan assets:
Fair value of plan assets at beginning of year	20,194	12,340	7,854	24,013	14,753	9,260
Foreign currency exchange rate changes	(343)	—	(343)	(384)	—	(384)
Expected return on plan assets	1,250	774	476	1,471	929	542
Actuarial gains (losses) on plan assets	656	772	(116)	(3,648)	(2,556)	(1,092)
Acquisitions and other	229	—	229	56	12	44
Divestments and other	(42)	(3)	(39)	(750)	(126)	(624)
Settlements	(12)	—	(12)	—	—	—
Employer contributions	403	201	202	562	112	450
Plan participants’ contributions	147	101	46	135	87	48
Benefits paid	(1,338)	(911)	(427)	(1,261)	(871)	(390)

Fair value of plan assets at end of year	21,144	13,274	7,870	20,194	12,340	7,854

Germany	13,274	13,274		12,340	12,340
U.S.	2,549		2,549	2,345		2,345
U.K	2,488		2,488	2,847		2,847
Other	2,833		2,833	2,662		2,662

Employer contributions expected to be paid to the principal funded pension plans during fiscal 2010 are €586, therein €256 to the domestic pension plans and €330 to the foreign pension plans.

In fiscal 2009, the Company merged some pension schemes in the U.S., originating from the acquisition of the Dade Behring business in fiscal 2008 with its principal pension plans. Accordingly, the DBO and plan assets of the plans reported in the preceding two tables increased by €224 and €128. Such amounts are included in the items Amendments and other and Acquisitions and other. In fiscal 2008, the DBO and the fair value of plan assets decreased due to the disposal of SV and SEN liabilities and pension assets. These effects are included in the items Divestments and Divestments and other in the preceding two tables.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

Pension benefits: Components of NPBC

The components of the NPBC for the fiscal years ended September 30, 2009, 2008 and 2007 are as follows:

	Year ended			Year ended			Year ended
	September 30, 2009			September 30, 2008			September 30, 2007
	Total	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign

Service cost	451	272	179	511	279	232	684	358	326
Interest cost	1,372	853	519	1,246	765	481	1,233	725	508
Expected return on plan assets	(1,250)	(774)	(476)	(1,471)	(929)	(542)	(1,513)	(947)	(566)
Amortization of past service cost (benefits)	14	17	(3)	(1)	—	(1)	(5)	—	(5)
Loss (gain) due to settlements and curtailments	(38)	(2)	(36)	(46)	(26)	(20)	(4)	—	(4)

Net periodic benefit cost	549	366	183	239	89	150	395	136	259

Germany	366	366		89	89		136	136
U.S.	144		144	132		132	137		137
U.K	30		30	15		15	105		105
Other	9		9	3		3	17		17

Net periodic benefit cost for fiscal 2008 in the table above includes €(21) related to discontinued operations. The amount includes €(59) settlement gain as a result from the disposal of the SV and SEN pension liabilities and €38 other net periodic pension cost of SV and SEN.

Pension benefits: Amounts recognized in the Consolidated Statements of Income and Expense recognized in Equity

The actuarial gains and losses on defined benefit pension plans recognized in the Consolidated Statements of Income and Expense recognized in Equity for the fiscal years ended September 30, 2009, 2008 and 2007 were as follows:

	Year ended			Year ended			Year ended
	September 30, 2009			September 30, 2008			September 30, 2007
	Total	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign

Actuarial losses (gains)	1,398	895	503	1,900	944	956	(1,442)	(494)	(948)
Effects in connection with asset ceiling	104	—	104	—	—	—	13	—	13
Income tax effect	(398)	(194)	(204)	(50)	252	(302)	206	(83)	289

Net amount recognized in the Consolidated Statements of Income and Expense recognized in Equity (net of tax)	1,104	701	403	1,850	1,196	654	(1,223)	(577)	(646)

Germany	701	701		1,196	1,196		(577)	(577)
U.S.	130		130	198		198	(185)		(185)
U.K	268		268	263		263	(322)		(322)
Other	5		5	193		193	(139)		(139)

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

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

The weighted-average discount rate used for the actuarial valuation of the DBO as of the balance sheet date and the expected return on plan assets for the fiscal year ending at the balance sheet date were as follows:

	Year ended			Year ended			Year ended
	September 30, 2009			September 30, 2008			September 30, 2007
	Total	Dom.	For.	Total	Dom.	For.	Total	Dom.	For.

Discount rate	5.3%	5.3%	5.2%	6.2%	6.4%	6.0%	5.3%	5.1%	5.6%
Germany	5.3%	5.3%		6.4%	6.4%		5.1%	5.1%
U.S.	5.69%		5.69%	6.79%		6.79%	6.29%		6.29%
U.K	5.7%		5.7%	6.5%		6.5%	6.0%		6.0%
Expected return on plan assets	6.5%	6.5%	6.4%	6.5%	6.5%	6.5%	6.5%	6.5%	6.5%
Germany	6.5%	6.5%		6.5%	6.5%		6.5%	6.5%
U.S.	6.97%		6.97%	6.97%		6.97%	6.95%		6.95%
U.K	6.5%		6.5%	6.7%		6.7%	6.7%		6.7%

The rates of compensation increase for countries with significant effects on the DBO as of the balance sheet date with regard to this assumption were as follows for the years ended September 30, 2009, 2008 and 2007: U.S.: 3.76%, 4.05% and 3.96%, U.K. 4.0%, 4.5% and 4.0%, Switzerland: 1.5%, 2.5% and 2.5%, Netherlands: 2.95%, 2.95% and 2.75%. The compensation increase rate for the domestic pension plans for the year ended September 30, 2009, was 2.25% (2008: 2.25%, 2007: 2.25%). However, due to the implementation of the BSAV, the effect of the compensation increase on the domestic pension plans is substantially eliminated. The rates of pension progression for countries with significant effects on the DBO as of the balance sheet date with regard to this assumption were as follows for the years ended September 30, 2009, 2008 and 2007: Germany: 1.75%, 1.75% and 1.5%, U.K.: 3.0%, 3.6% and 3.1%, Netherlands: 1.5%, 2.0% and 2.0%.

The assumptions used for the calculation of the DBO as of the balance sheet date of the preceding fiscal year are used to determine the calculation of interest cost and service cost of the following year. The total expected return for the fiscal year will be based on the expected rates of return for the respective year multiplied by the fair value of plan assets at the preceding fiscal years balance sheet date. The fair value and thus the expected return on plan assets are adjusted for significant events after the balance sheet date, such as a supplemental funding.

The discount rate assumptions reflect the rates available on high-quality corporate bonds or government bonds of consistent duration and currency at the balance sheet date. The expected return on plan assets is determined on a uniform basis, considering long-term historical returns, asset allocation, and future estimates of long-term investment returns. For fiscal 2009 and fiscal 2008 the expected return on plan assets remained primarily unchanged. Changes of other actuarial assumptions not mentioned above, such as employee turnover, mortality, disability, etc., had an only minor effect on the overall DBO for the years ended September 30, 2009 and 2008.

Experience adjustments, which result from differences between the actuarial assumptions and the actual occurrence, decreased the DBO by 0.5% in fiscal 2009, increased the DBO by 0.4% in fiscal 2008, did not affect the DBO in fiscal 2007 and fiscal 2006 and increased the DBO by 0.8% in fiscal 2005.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

Pension benefits: Sensitivity analysis

A one-percentage-point change of the established assumptions mentioned above, used for the calculation of the NPBC for fiscal 2010, or a change in the fair value of plan assets of €500, as of September 30, 2009, respectively, would result in the following increase (decrease) of the fiscal 2010 NPBC:

	Effect on NPBC 2010 due to a
	one-percentage-	one-percentage-
	point/€500	point/€500
	increase	decrease

Discount rate	18	(29)
Expected return on plan assets	(195)	195
Rate of compensation increase	26	(23)
Rate of pension progression	139	(109)
Fair value of plan assets	(32)	32

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

Pension benefits: Plan assets

The asset allocation of the plan assets of the principal pension benefit plans as of the balance sheet date for fiscal 2009 and 2008 as well as the target asset allocation for fiscal year 2010, are as follows:

	Target asset	Asset allocation
	allocation	September 30, 2009			September 30, 2008
Asset class	September 30, 2010	Total	Domestic	Foreign	Total	Domestic	Foreign

Equity	20-50%	27%	27%	29%	29%	29%	29%
Fixed income	40-70%	61%	62%	59%	61%	62%	61%
Real estate	5-15%	9%	8%	9%	9%	8%	10%
Cash and other assets	5-15%	3%	3%	3%	1%	1%	0%

		100%	100%	100%	100%	100%	100%

Derivatives are reported under the asset class whose risk is hedged. Current asset allocation is composed of high quality government and selected corporate bonds. Siemens constantly reviews the asset allocation in light of the duration of its pension liabilities and analyzes trends and events that may affect asset values in order to initiate appropriate measures at a very early stage.

The plan assets include own shares and debt instruments of the Company with a fair value of €50 as of September 30, 2009, as well as domestic real estate with a fair value of €274 and €265 as of September 30, 2009 and 2008, respectively, which is occupied by the Company.

The following table shows the actual return on plan assets for fiscal 2009, 2008 and 2007:

	Year ended			Year ended			Year ended
	September 30, 2009			September 30, 2008			September 30, 2007
	Total	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign

Actual return on plan assets	1,906	1,546	360	(2,177)	(1,627)	(550)	1,295	578	717

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

The actual return over the last twelve months amounted to 10.0% or €1,906 compared to an expected return of 6.5% or €1,250. The experience adjustment arising on plan assets was 3.5% in fiscal 2009 (fiscal 2008: (16.2)%; fiscal 2007: (0.9)%; fiscal 2006: (0.3)%; fiscal 2005: 5.8%). For the domestic pension plans, €1,546 or 12.9% was realized, as compared to an expected return on plan assets of 6.5% or an amount of €774 that was included in the NPBC. For the foreign pension plans, €360 or 5.2% was realized, as compared to an expected return on plan assets of 6.4% or an amount of €476 that was included in the NPBC.

Pension benefits: Pension benefit payments

The following overview comprises pension benefits paid out of the principal pension benefit plans during the years ended September 30, 2009 and 2008, and expected pension payments for the next five years and in the aggregate for the five years thereafter (undiscounted):

	Total	Domestic	Foreign

Pension benefits paid
2008	1,261	871	390
2009	1,338	911	427
Expected pension payments
2010	1,329	910	419
2011	1,363	945	418
2012	1,390	962	428
2013	1,401	963	438
2014	1,427	977	450
2015-2019	7,554	5,114	2,440

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

Other post-employment benefits: Obligations and funded status

The funded status of plan assets and a reconciliation of the funded status to the amounts recognized in the Consolidated Balance Sheets are as follows:

	September 30, 2009			September 30, 2008
	Total	Domestic	Foreign	Total	Domestic	Foreign

Fair value of plan assets	3	—	3	3	—	3
Total defined benefit obligation	649	307	342	650	288	362

Defined benefit obligation (funded)	230	—	230	247	—	247
Defined benefit obligation (unfunded)	419	307	112	403	288	115

Funded status	(646)	(307)	(339)	(647)	(288)	(359)
Unrecognized past service cost (benefits)	7	—	7	8	—	8

Net amount recognized	(639)	(307)	(332)	(639)	(288)	(351)

The following table shows a detailed reconciliation of the changes in the benefit obligation for other post-employment benefits for the years ended September 30, 2009 and 2008:

	September 30, 2009			September 30, 2008
	Total	Domestic	Foreign	Total	Domestic	Foreign

Change in benefit obligations:
Defined benefit obligation at beginning of year	650	288	362	779	321	458
Foreign currency exchange rate changes	(7)	—	(7)	(7)	—	(7)
Service cost	15	9	6	18	10	8
Interest cost	41	18	23	38	16	22
Settlements and curtailments	(9)	(9)	—	(3)	(7)	4
Plan amendments and other	(30)	(1)	(29)	—	—	—
Actuarial (gains) losses	50	36	14	(27)	(14)	(13)
Acquisitions	—	—	—	—	—	—
Divestments	—	—	—	(79)	(1)	(78)
Benefits paid	(61)	(34)	(27)	(69)	(37)	(32)

Defined benefit obligation at end of year	649	307	342	650	288	362

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

Other post-employment benefits: Plan assets

The following table shows the change in plan assets for fiscal 2009 and 2008:

	September 30, 2009			September 30, 2008
	Total	Domestic	Foreign	Total	Domestic	Foreign

Change in plan assets:
Fair value of plan assets at beginning of year	3	—	3	3	—	3
Employer contributions	27	—	27	32	—	32
Benefits paid	(27)	—	(27)	(32)	—	(32)

Fair value of plan assets at year end	3	—	3	3	—	3

Other post-employment benefits: Components of NPBC

The components of the NPBC for other post-employment benefits for the years ended September 30, 2009, 2008 and 2007 are as follows:

	Year ended			Year ended			Year ended
	September 30, 2009			September 30, 2008			September 30, 2007
	Total	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign

Service cost	15	9	6	18	10	8	24	12	12
Interest cost	41	18	23	38	16	22	42	16	26
Amortization of unrecognized past service cost (benefits)	(30)	—	(30)	1	—	1	—	—	—
Loss (gain) due to settlements and curtailments	(9)	(9)	—	(3)	(7)	4	—	—	—

Net periodic benefit cost	17	18	(1)	54	19	35	66	28	38

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

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

Other post-employment benefits: Amounts recognized in the Consolidated Statements of Income and Expense recognized in Equity

The actuarial gains and losses on other post-employment benefit plans recognized in the Consolidated Statements of Income and Expense recognized in Equity for the fiscal years ended September 30, 2009, 2008 and 2007 were as follows:

	Year ended			Year ended			Year ended
	September 30, 2009			September 30, 2008			September 30, 2007
	Total	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign

Actuarial losses (gains)	50	36	14	(27)	(14)	(13)	(33)	(36)	3
Income tax effect	(16)	(11)	(5)	9	4	5	10	11	(1)

Net amount recognized in the Consolidated Statements of Income and Expense recognized in Equity (net of tax)	34	25	9	(18)	(10)	(8)	(23)	(25)	2

Germany	25	25		(10)	(10)		(25)	(25)
U.S.	8		8	(5)		(5)	3		3
Canada	1		1	(3)		(3)	(1)		(1)

Other post-employment benefits: Assumptions used in the calculation of the DBO and NPBC

Discount rates and other key assumptions used for transition payments in Germany are the same as those utilized for domestic pension benefit plans.

The weighted-average assumptions used in calculating the actuarial values for the post-employment healthcare and life insurance benefits are as follows:

	Year ended	Year ended	Year ended
	September 30, 2009	September 30, 2008	September 30, 2007

Discount rate	5.66%	6.70%	6.16%
U.S.:
Medical trend rates (initial/ultimate/year):
Medicare ineligible pre-65	8.5%/5%/2017	9%/5%/2017	9%/5%/2011
Medicare eligible post-65	9%/5%/2018	9%/5%/2017	9%/5%/2011
Fixed dollar benefit	—	—	4.5%
Dental trend rates (initial/ultimate/year)	6%/5%/2021	6%/5%/2021	6%/5%/2021
Canada:
Medical trend rates	5.00%	5.00%	4.68%
Drug trend rates	7%/5%/2010	7%/5%/2010	4.18%
Dental trend rates	4.00%	4.00%	4.18%

Experience adjustments, which result from differences between the actuarial assumptions and the actual occurrence, decreased the DBO by 1.6%, 0.9%, 0.3%, 1.5% and 14.2% in fiscal 2009, 2008, 2007, 2006 and 2005, respectively.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

Other post-employment benefits: Sensitivity analysis

The health care assumptions may be significantly influenced by the expected progression in health care expense. A one-percentage-point change in the healthcare trend rates would have resulted in the following increase (decrease) of the defined benefit obligation and the service and interest cost as of and for the year ended September 30, 2009:

	September 30, 2009 One-percentage-point
	increase	decrease

Effect on defined benefit obligation	12	(10)
Effect on total of service and interest cost components	1	(1)

Other post-employment benefits: Benefit payments

The following overview comprises benefit payments for other post-employment benefits paid out of the principal other defined benefit post-employment plans during the years ended September 30, 2009 and 2008, and expected pension payments for the next five years and in the aggregate for the five years thereafter (undiscounted):

	Total	Domestic	Foreign

Payments for other post-employment benefits
2008	69	37	32
2009	61	34	27
Expected payments for other post-employment benefits
2010	51	25	26
2011	66	39	27
2012	55	29	26
2013	51	24	27
2014	55	28	27
2015-2019	336	197	139

Since the benefit obligations for other post-employment benefits are generally not funded, such payments will impact the current operating cash flow of the Company.

Defined Contribution Plans and State Plans (continuing operations)

The amount recognized as an expense for defined contribution plans amounted to €382 in fiscal 2009, €314 in fiscal 2008, and €269 in fiscal 2007, respectively. Contributions to state plans amounted to €1,870 in fiscal 2009, €1,841 in fiscal 2008, and €1,647 in fiscal 2007, respectively.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

25.	Provisions

		Order related	Asset retirement
	Warranties	losses and risks	obligations	Other	Total

Balance as of beginning of fiscal year	2,744	1,705	682	2,567	7,698
Additions	1,508	948	3	719	3,178
Usage	(713)	(630)	(29)	(1,457)	(2,829)
Reversals	(485)	(300)	(6)	(389)	(1,180)
Translation differences	(23)	(33)	(1)	(12)	(69)
Accretion expense and effect of changes in discount rates	4	15	161	10	190
Other changes	(35)	(43)	6	46	(26)

Balance as of fiscal year-end	3,000	1,662	816	1,484	6,962

Thereof non-current	861	551	793	566	2,771

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

Asset retirement obligations—The Company is subject to asset retirement obligations related to certain items of property, plant and equipment. Such asset retirement obligations are primarily attributable to environmental clean-up costs which amounted to €780 and €648, respectively, as of September 30, 2009 and 2008 (the non-current portion thereof being €764 and €617, respectively) and to costs primarily associated with the removal of leasehold improvements at the end of the lease term amounting to €36 and €34, respectively as of September 30, 2009 and 2008 (the non-current portion thereof being €29 and €30, respectively).

Environmental clean-up costs are mainly related to remediation and environmental protection liabilities which have been accrued based on the estimated costs of decommissioning facilities for the production of uranium and mixed-oxide fuel elements in Hanau, Germany (Hanau facilities), as well as a nuclear research and service center in Karlstein, Germany (Karlstein facilities). According to the German Atomic Energy Act, when such a facility is closed, the resulting radioactive waste must be collected and delivered to a government-developed final storage facility. In this regard, the Company has developed a plan to decommission the Hanau and Karlstein facilities in the following steps: clean-out, decontamination and disassembly of equipment and installations, decontamination of the facilities and buildings, sorting of radioactive materials, and intermediate and final storage of the radioactive waste. This process will be supported by continuing engineering studies and radioactive sampling under the supervision of German federal and state authorities. The decontamination, disassembly and sorting activities are planned to continue until 2015; thereafter, the Company is responsible for intermediate storage of the radioactive materials until a final storage facility is available. The final location for all kinds of radioactive waste is not expected to be available before approximately 2030. With respect to the Hanau facility, the process of setting up intermediate storage for radioactive waste has nearly reached completion; on September 21, 2006, the Company received official notification from the authorities that the Hanau facility has been released from the scope of application of the German Atomic Energy Act and that its further use is unrestricted. The ultimate costs of the remediation are contingent on the decision of the federal government on the location of the final storage facility and the date of its availability. Consequently, the provision is based on a number of significant estimates and assumptions. Those significant estimates and assumptions may be substantiated since the federal government

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

is in the process of establishing a final storage for radioactive waste with negligible heat generation approximately in the next decade. The requirements for waste acceptance, administration regulations as well as the financial restrains for the so-called “Konrad Repository” are not yet defined. The Company does not expect any recoveries from third parties and did not reduce the provisions for such recoveries. The Company believes that it has adequately provided for this exposure. As of September 30, 2009 and 2008, the provision totals €780 and €648, respectively, and is recorded net of a present value discount of €1,163 and €1,323, respectively. The total expected payments for each of the next five fiscal years and the total thereafter are €16, €14, €12, €10, €4 and €1,887 which includes €1,834 for the estimated costs associated with final storage in 2033.

The Company recognizes the accretion of the provision for asset retirement obligations using the effective interest method applying current interest rates prevailing at the balance sheet date. During the year ended September 30, 2009 and 2008 the Company recognized €33 and €32, respectively in accretion expense in Financial income (expense), net. Changes in discount rates increased the carrying amount of provisions by €128 and €21 as of September 30, 2009 and 2008, respectively.

Other included approximately €1 billion in estimated fines in connection with ongoing settlement negotiations of legal matters with authorities in Germany and the U.S., provided for in fiscal 2008 and settled in fiscal 2009.

26.	Other liabilities

	September 30,
	2009	2008

Employee related liabilities	815	1,033
Deferred income	194	203
Other	1,013	1,140

	2,022	2,376

27.	Equity

Common stock

Siemens common stock is composed of no par value shares with a notional value of €3.00 per share. Each share of common stock is entitled to one vote.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

The following table provides a summary of outstanding capital and the changes in authorized and conditional capital for fiscal years 2009, 2008 and 2007:

	Common stock		Authorized capital		Conditional capital
	(authorized and issued)		(not issued)		(not issued)
	in	in	in	in	in	in
	thousands	thousand	thousands	thousand	thousands	thousand
	of €	shares	of €	shares	of €	shares

As of September 30, 2006	2,673,262	891,087	675,000	225,000	925,481	308,494

Conversion 1.375% 2003/2010 EUR convertible notes	31,038	10,346	—	—	(31,038)	(10,346)
Stock options (see Note 34)	34,440	11,480	—	—	(34,440)	(11,480)
Employee share purchase program (see Note 34)	3,870	1,290	(3,870)	(1,290)	—	—

As of September 30, 2007	2,742,610	914,203	671,130	223,710	860,002(1)	286,667(1)

Share-based payments (see Note 34)	—	—	—	—	—	—

As of September 30, 2008	2,742,610	914,203	671,130	223,710	860,002(1)	286,667(1)

Expired capital	—	—	(600,000)	(200,000)	(702,485)	(234,161)

Newly approved capital	—	—	520,800	173,600	600,000	200,000

Share-based payments (see Note 34)	—	—	—	—	—	—

As of September 30, 2009	2,742,610	914,203	591,930	197,310	757,517(1)	252,506(1)

(1)	Due to rounding, amounts presented may not add up precisely.

Authorized capital (not issued)

The Company’s shareholders authorized the Managing Board, with the approval of the Supervisory Board, to increase capital stock through the issuance of no par value shares registered in the names of the holders and to determine the further content of the rights embodied in the shares and the terms and conditions of the share issue as follows:

a) Authorized Capital 2009 by up to €520.8 through the issuance of up to 173.6 million shares in exchange for contributions in cash and/or in kind (Authorized Capital 2009) until January 26, 2014. It replaced Authorized Capital 2004—see c).

b) Authorized Capital 2006 by up to €75 through issuing up to 25 million shares for contributions in cash. The authorization was granted on January 26, 2006 and expires on January 25, 2011. As of September 30, 2009, €71.1 representing 23.71 million shares are still available for issuance.

c) Authorized Capital 2004 by up to €600 through issuing up to 200 million new shares for contributions in cash and/or kind. The authorization was granted on January 22, 2004 and expired on January 21, 2009.

Regarding Authorized Capital 2009 and 2004, with the approval of the Supervisory Board, the Managing Board can exclude shareholders’ pre-emptive rights for capital increases in the form of contributions in kind and in certain pre-stipulated circumstances for contributions in cash.

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

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

Conditional Capital (not issued)

Conditional Capital is provided for the purpose of a) issuing convertible bonds, b) accommodating the exercise of stock option plans and c) settling claims of former Siemens Nixdorf Informationssysteme AG (SNI AG) shareholders.

a) Conditional Capital to issue bonds in an aggregate principal amount of up to €15 billion with conversion rights or with warrants entitling the holders to subscribe to up to 200 million new shares of Siemens AG with no par value, representing up to €600 of capital stock (Conditional capital 2009). The authorization will expire on January 26, 2014.

b) Conditional Capital to service the 2001 and 1999 Siemens Stock Option Plans amounts to €157, representing 52.32 million shares of Siemens AG as of September 30, 2009 and 2008. Of the €157 Conditional capital, €147, representing 49 million shares, is reserved to solely service the 2001 Siemens Stock Option Plan and €10, representing 3.32 million shares, services both the 2001 and 1999 Siemens Stock Option Plans.

c) Conditional Capital provided to issue shares to settle claims offered to former SNI AG shareholders who had not tendered their SNI AG share certificates amounts to €0.6, representing 189 thousand shares as of September 30, 2009, 2008 and 2007. Such rights to claim Siemens shares expired in 2007 and no further shares are to be issued.

d) Conditional Capital 2004 expired on January 21, 2009. It was provided to service the issuance of bonds with conversion rights or warrants and amounted to €702 representing 234.2 million shares of Siemens AG as of September 30, 2008. The Company’s shareholders authorized the Managing Board in fiscal 2004, to issue bonds in an aggregate principal amount of up to €11,250 with conversion rights (convertible bonds) or with warrants.

Treasury stock

The Company is authorized by its shareholders to acquire up to 91,420,342 Siemens shares. The resolution was adopted on January 27, 2009 and is valid until July 26, 2010. It took effect on March 1, 2009, superseding the prior authorization dating January 24, 2008 with effect on March 1, 2008. According to the current resolution, repurchased shares may be (i) sold via a stock exchange or through a public sales offer made to all shareholders; (ii) retired, (iii) used to meet the obligations under the 2001 Siemens Stock Option Plan (iv) offered for purchase to individuals currently or formerly employed by the Company or any of its subsidiaries or granted and transferred to such individuals with a holding period of at least two years; (v) offered and transferred with the approval of the Supervisory Board to third parties against contributions in kind, particularly in connection with business combinations or the acquisition of companies or interests therein; (vi) sold with the approval of the Supervisory Board to third parties against payment in cash if the price (excluding incidental transaction costs) at which such Siemens shares are to be sold is not significantly lower than the market price of the Siemens stock on the trading day, as determined during the opening auction of the Xetra trading platform (or a comparable successor system); or (vii) used to service conversion or option rights granted by the Company or any of its subsidiaries. In addition, the Supervisory Board is authorized to offer repurchased shares to the members of the Managing Board of the Company for purchase as stock-based compensation under the same terms and conditions as those offered to employees of the Company or to grant and transfer such shares to members of the Managing Board with a holding period of at least two years.

Additionally, a resolution is in effect that authorizes the Company to repurchase its own shares by using equity derivatives, such as put and call options and a combination of put and call options. The term of such options must be chosen in a way that any repurchase of the Company’s own shares upon the exercise of the option will take place no later than July 26, 2010.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

In November 2007, the Company announced a share buy back program. Under the program, the Company expects to conduct share repurchases with a total volume of up to €10 billion by 2010 for the purpose of cancellation and reduction of capital stock and, to a lesser extent, to fulfill obligations arising out of stock based compensation programs. As of September 30, 2009, 56,201,421 Treasury shares amounting to €4,350 have been repurchased.

In fiscal 2009, 189 shares were re-deposited to the Company’s Treasury Stock and 4,868,193 of Treasury Shares were re-issued in connection with share-based payment plans. As of September 30, 2009, 47,777,661 shares remained in treasury with a carrying amount of €3,632.

In fiscal 2008, the Company repurchased a total of 56,201,421 shares at an average price of €77.41 per share. In fiscal 2008, a total of 3,556,139 shares of treasury stock were sold. Thereof, 2,829,239 shares were issued to share-based compensation plan participants to accommodate the exercise of stock options and 720,292 shares were issued to employees under the employee share purchase program with compensation character (see Note 34 for additional information). As of September 30, 2008, 52,645,665 shares remained in treasury with a carrying amount of €4,002.

In fiscal 2007, the Company repurchased a total of 1,306,476 shares, including the 1,290,000 shares relating to the capital increase from Authorized Capital 2006, at an average price of €77.00 per share. In fiscal 2007, a total of 1,306,508 shares of Treasury Stock were issued. Thereof, 1,294,159 shares were issued to employees under the employee share purchase program with compensation character (see Note 34) and 12,349 shares of Treasury Stock were transferred primarily as settlement to former SNI AG stockholders. As of September 30, 2007, 383 shares of stock remained in treasury with a carrying amount of €29 thousand.

Other components of equity

The changes in the other components of equity are as follows:

	Year ended September 30, 2009			Year ended September 30, 2008			Year ended September 30, 2007
		Tax			Tax			Tax
	Pretax	effect	Net	Pretax	effect	Net	Pretax	effect	Net

Unrealized holding gains (losses) on available-for-sale financial assets	46	(8)	38	(135)	10	(125)	29	—	29
Reclassification adjustments for (gains) losses included in net income	44	(10)	34	1	2	3	1	—	1

Net unrealized gains (losses) on available-for-sale financial assets	90	(18)	72	(134)	12	(122)	30	—	30
Unrealized gains (losses) on derivative financial instruments	335	(101)	234	(124)	33	(91)	226	(65)	161
Reclassification adjustments for (gains) losses included in net income	138	(43)	95	(212)	66	(146)	(89)	28	(61)

Net unrealized gains (losses) on derivative financial instruments	473	(144)	329	(336)	99	(237)	137	(37)	100
Foreign-currency translation differences	(505)	—	(505)	(314)	—	(314)	(566)	—	(566)

	58	(162)	(104)	(784)	111	(673)	(399)	(37)	(436)

Miscellaneous

Under the German Stock Corporation Act (Aktiengesetz), the amount of dividends available for distribution to shareholders is based upon the earnings of Siemens AG as reported in its statutory financial statements determined in accordance with the German Commercial Code (Handelsgesetzbuch). In fiscal 2009, Siemens AG management distributed an ordinary dividend of €1,380 (€1.60 per share) of the fiscal 2008 earnings to its shareholders. In fiscal

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

2008 and 2007, Siemens AG management distributed €1,462 (€1.60 per share) of the fiscal 2007 earnings and €1,292 (€1.45 per share) of the fiscal 2006 earnings, respectively, to its shareholders.

The Managing Board proposed a dividend of €1.60 per share of the fiscal 2009 Siemens AG earnings, in total representing approximately €1,388 in expected payments. Payment of the proposed dividend is contingent upon approval by the shareholders at the Annual Shareholders’ Meeting on January 26, 2010.

28.	Additional capital disclosures

As of September 30, 2009 and 2008, our capital structure was as follows:

	September 30,
	2009	2008	% Change

Total equity attributable to shareholders of Siemens AG	26,646	26,774	(0.5)%
As percentage of total capital	58%	62%
Short-term debt	698	1,819
Long-term debt	18,940	14,260
Total debt	19,638	16,079	22%
As percentage of total capital	42%	38%
Total capital (total debt, as stated above, and total equity)	46,284	42,853	8%

In fiscal 2009, total equity attributable to shareholders of Siemens AG decreased by 0.5 percent compared to fiscal 2008. Total debt increased by 22 percent during the last fiscal year primarily due to the issuance of Euro medium-term notes with a carrying amount of €3.98 billion as of September 30, 2009 partly offset by repaying the €0.5 billion floating rate extendible note and U.S.$750 million floating rate notes with a carrying amount of €524. This resulted in a decrease in total equity as a percentage of total capital to 58 percent compared to 62 percent in fiscal 2008. This also resulted in an increase in Total debt as a percentage of Total capital of 42 percent in fiscal 2009 from 38 percent in the prior year.

Commitments exist to sell or otherwise issue common shares in connection with established share-based compensation plans. In fiscal 2009, commitments for share-based compensation were fulfilled through treasury shares, which is intended to continue in fiscal 2010. For additional information with respect to share-based compensation and treasury shares, see Note 34.

As part of our Fit42010 program, we decided to improve our capital structure. A key consideration is to maintain ready access to capital markets through various debt products and to preserve our ability to repay and service our debt obligations over time. We therefore set a capital structure goal defined as Adjusted industrial net debt, divided by Earnings before interest, taxes, depreciation and amortization (EBITDA) as adjusted. The calculation of Adjusted industrial net debt is set forth in the table below. Adjusted EBITDA is calculated as EBIT (adjusted) before amortization (defined as amortization and impairments of intangible assets other than goodwill) and depreciation and impairments of property, plant and equipment and goodwill. Adjusted EBIT is income from continuing operations before income taxes less financial income (expense), net and income (loss) from investments accounted for using the equity method, net.

The target range for our capital structure ratio is 0.8—1.0. As a step toward achieving this target range, we implemented our share buyback plan for up to €10 billion in share repurchases through 2010—see Note 27. In fiscal 2009, no shares were re-purchased under this program.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

	September 30,
	2009	2008

Short term debt	698	1,819
Plus: Long term debt	18,940	14,260
Less: Cash and cash equivalents	(10,159)	(6,893)
Less: Current available for sale financial assets	(170)	(152)

Net debt	9,309	9,034
Less: SFS Debt excl. internally purchased receivables	(9,521)	(9,359)
Plus: Funded status pension plan	4,015	2,460
Plus: Funded status other post employment benefits	646	650
Plus: Credit guarantees	313	480
Less: approx. 50% nominal amount hybrid bond	(862)	(901)
Less: Fair value hedge accounting adjustment(1)	(1,027)	(180)

Adjusted industrial net debt	2,873	2,184

(1) Fair value hedge accounting adjustments have been included since fiscal 2009; prior year amounts were adjusted accordingly.

A key factor in maintaining a strong financial profile is our credit rating which is affected by capital structure, profitability, ability to generate cash flow, geographic and product diversification as well as our competitive market position, among other factors. Our current corporate credit ratings from Moody’s Investors Service and Standard & Poor’s are noted below:

	September 30, 2009		September 30, 2008
	Moody’s Investors	Standard &	Moody’s Investors	Standard &
	Service	Poor’s	Service	Poor’s

Long-term debt	A1	A+	A1	AA−
Short-term debt	P-1	A-1	P-1	A-1+

In fiscal 2009, Moody’s Investors Service made no rating changes. Moody’s applied a long term credit rating of “A1,” outlook stable, on November 9, 2007. The rating classification A is the third highest rating within the agency’s debt ratings category. The numerical modifier 1 indicates that our long-term debt ranks in the higher end of the A category. The Moody’s rating outlook is an opinion regarding the likely direction of an issuer’s rating over the medium-term. Rating outlooks fall into the following six categories: positive, negative, stable, developing, ratings under review and no outlook.

Moody’s Investors Service’s rating for our short-term corporate credit and commercial paper is P-1, the highest available rating in the prime rating system, which assesses issuers’ ability to honor senior financial obligations and contracts. It applies to senior unsecured obligations with an original maturity of less than one year.

In addition, Moody’s Investors Service published a credit opinion for us. The most recent credit opinion as of June 10, 2009 classified the liquidity profile as “very healthy.”

On June 5, 2009, Standard & Poor’s downgraded our corporate long-term credit rating from AA—to A+. At the same time Standard & Poor’s revised its outlook from “negative” to “stable” and announced that the rating action followed weaker cash flows and a rising pension deficit. Within Standard & Poor’s ratings definitions an obligation rated “A” has the third highest long-term rating category. The modifier “+” indicates that our long-term debt ranks in the upper end of the A category. The Standard & Poor’s rating outlook assesses the potential direction of a long-term credit rating over the medium-term. Rating outlooks fall into the following four categories: “positive,” “negative,” “stable” and “developing.” Furthermore, Standard & Poor’s downgraded our corporate

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

short-term credit rating from “A-1+” to “A-1.” This is the second highest short-term rating within the S&P rating scale.

29.	Commitments and contingencies

Guarantees and other commitments

The following table presents the undiscounted amount of maximum potential future payments for each major group of guarantee:

	September 30,
	2009	2008

Guarantees
Credit guarantees	313	480
Guarantees of third-party performance	1,092	1,726
HERKULES obligations	3,490	3,890
Other	2,253	3,435

	7,148	9,531

Credit guarantees cover the financial obligations of third parties in cases where Siemens is the vendor and/or contractual partner. These guarantees generally provide that in the event of default or non-payment by the primary debtor, Siemens will be required to settle such financial obligations. In addition, Siemens provides credit guarantees generally as credit-line guarantees with variable utilization to joint ventures and associated and other companies (defined in Note 12). The maximum amount of these guarantees is subject to the outstanding balance of the credit or, in case where a credit line is subject to variable utilization, the nominal amount of the credit line. These guarantees usually have terms of between one and five years. Except for statutory recourse provisions against the primary debtor, credit guarantees are generally not subject to additional contractual recourse provisions. As of September 30, 2009 and 2008, the Company accrued €11 and €23, respectively, relating to credit guarantees.

Furthermore, Siemens issues Guarantees of third-party performance, which include performance bonds and guarantees of advanced payments in cases where Siemens is the general or subsidiary partner in a consortium. In the event of non-fulfillment of contractual obligations by the consortium partner(s), Siemens will be required to pay up to an agreed-upon maximum amount. These agreements span the term of the contract, typically ranging from three months to seven years. Generally, consortium agreements provide for fallback guarantees as a recourse provision among the consortium partners. As of September 30, 2009 and 2008, the Company accrued €50 and €46, respectively, relating to credit guarantees.

In fiscal 2007, The Federal Republic of Germany commissioned a consortium consisting of Siemens IT Solutions and Services and IBM Deutschland GmbH (IBM) to modernize and operate the non-military information and communications technology of the German Federal Armed Forces (Bundeswehr). This project is called HERKULES. A project company, BWI Informationstechnik GmbH (BWI), will provide the services required by the terms of the contract. Siemens IT Solutions and Services is a shareholder in the project company. The total contract value amounts to a maximum of approximately €6 billion. In connection with the consortium and execution of the contract between BWI and the Federal Republic of Germany in December 2006, Siemens issued several guarantees connected to each other legally and economically in favor of the Federal Republic of Germany and of the consortium member IBM. The guarantees ensure that BWI has sufficient resources to provide the required services and to fulfill its contractual obligations. These guarantees are listed as a separate item HERKULES obligations in the table above due to their compound and multilayer nature. Total future payments potentially required by Siemens amount to €3.49 billion as of September 30, 2009 and will be reduced by approximately €400

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

per year over the remaining 8-year contract period. Yearly payments under these guarantees are limited to €400 plus, if applicable, a maximum of €90 in unused guarantees carried forward from the prior year.

Other include indemnifications issued in connection with dispositions of business entities. Such indemnifications protect the buyer from tax, legal and other risks in conjunction with the purchased business entity. Indemnifications primarily relate to NSN, disposed of in fiscal 2007, as well as to SV and EN, disposed of in fiscal 2008 (see Note 4). A decrease of €1.1 billion relates to indemnifications which expired in fiscal 2009. As of September 30, 2009 and 2008, the total amount accrued for guarantees in Other is €211 and €397, respectively.

As of September 30, 2009 and 2008, future payment obligations under non-cancellable operating leases are as follows:

	September 30,
	2009	2008

2009		631
2010	742	484
2011	519	361
2012	378	286
2013	290	262
2014	240
After 2014 in fiscal 2009 (after 2013 in fiscal 2008)	682	691

Total operating rental expense for the years ended September 30, 2009, 2008 and 2007 was €1,198, €954 and €875, respectively.

As of September 30, 2009 and 2008, the Company has commitments to make capital contributions to various companies of €294 and €241, respectively. The September 30, 2009 and 2008 balance, includes a conditional commitment to make capital contributions to EN of €172, representing our proportionate share in EN. The committed amount is due upon EN making acquisitions or investments.

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

On December 15, 2008, Siemens announced that legal proceedings against it arising from allegations of bribing public officials were concluded on the same day in Munich, Germany, and in Washington, DC.

The Munich public prosecutor announced the termination of legal proceedings alleging the failure of the former Managing Board of Siemens AG to fulfill its supervisory duties. Siemens agreed to pay a fine of €395. The payment of the fine marks the conclusion of this legal proceeding against the Company by the Munich public

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

prosecutor. The investigations of former members of the Managing Board, employees of the Company and other individuals remain unaffected by this resolution.

In Washington, DC, Siemens pleaded guilty in federal court to criminal charges of knowingly circumventing and failing to maintain adequate internal controls and failing to comply with the books and records provisions of the U.S. Foreign Corrupt Practices Act (FCPA). In related cases, three Siemens foreign subsidiaries, Siemens S.A. (Argentina), Siemens Bangladesh Ltd. and Siemens S.A. (Venezuela), pleaded guilty to individual counts of conspiracy to violate the FCPA. In connection with these pleas, Siemens and the three subsidiaries agreed to pay a fine of U.S.$450 million to resolve the charges of the United States Department of Justice (DOJ). At the same time, Siemens settled a civil action against it brought by the U.S. Securities and Exchange Commission (SEC) for violations of the FCPA. Without admitting or denying the allegations of the SEC complaint, Siemens agreed to the entry of a court judgment permanently restraining and enjoining Siemens from violations of the FCPA and to the disgorgement of profits in the amount of U.S.$350 million.

The agreement reflects the U.S. prosecutors’ express recognition of Siemens’ extraordinary cooperation as well as Siemens’ new and comprehensive compliance program and extensive remediation efforts. Based on these facts, the lead agency for U.S. federal government contracts, the Defense Logistics Agency (DLA), issued a formal determination that Siemens remains a responsible contractor for U.S. government business.

Under the terms of the plea and settlement agreements reached in the United States, Siemens has engaged Dr. Theo Waigel, former German federal minister of finance, as compliance monitor to evaluate and report, for a period of up to four years, on the Company’s progress in implementing and operating its new compliance program.

In the fourth quarter of fiscal 2008, the Company accrued a provision in the amount of approximately €1 billion in connection with the discussions with the Munich public prosecutor, the SEC and DOJ for the purpose of resolving their respective investigations. Cash outflows relating to the fines and disgorgements referred to above during the first quarter of fiscal 2009 amounted to €1.008 billion.

As previously reported, in October 2007, the Munich public prosecutor terminated a similar investigation relating to Siemens’ former Communications Group. Siemens paid €201 in connection with the termination of this investigation. This brings the total amount paid to authorities in Germany in connection with these legal proceedings to €596.

As previously reported, the public prosecutor in Wuppertal, Germany is conducting an investigation against Siemens employees regarding allegations that they participated in bribery related to the awarding of an EU contract for the refurbishment of a power plant in Serbia in 2002.

As previously reported, Siemens Zrt. Hungary and certain of its employees are being investigated by Hungarian authorities in connection with allegations concerning suspicious payments in connection with consulting agreements with a variety of shell corporations and bribery relating to the awarding of a contract for the delivery of communication equipment to the Hungarian Armed Forces.

As previously reported, the Vienna, Austria public prosecutor is conducting an investigation into payments between 1999 and 2006 relating to Siemens AG Austria and its subsidiary Siemens VAI Metal Technologies GmbH & Co. for which valid consideration could not be identified.

As previously reported, authorities in Russia are conducting an investigation into alleged misappropriation of public funds in connection with the award of contracts to Siemens for the delivery of medical equipment to public authorities in Yekaterinburg in the years 2003 to 2005.

As previously reported, in August 2007, the Nuremberg-Fuerth prosecutor began an investigation into possible violations of law in connection with the United Nations Oil-for-Food Programme. In December 2008, the prosecutor discontinued the investigation with respect to all persons accused.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

As previously reported, the Sao Paulo, Brazil, Public Prosecutor’s Office is conducting an investigation against Siemens relating to the use of business consultants and suspicious payments in connection with the former Transportation Systems Group in or after 2000.

As previously reported, in October 2008, U.S. authorities conducted a search at the premises of Siemens Building Technologies Inc. in Cleveland, Ohio in connection with a previously ongoing investigation into activities with Cuyahoga County government agencies.

On March 9, 2009, Siemens received a decision by the Vendor Review Committee of the United Nations Secretariat Procurement Division (UNPD) suspending Siemens from the UNPD vendor database for a minimum period of six months. The suspension applies to contracts with the UN Secretariat and stems from Siemens’ guilty plea in December 2008 to violations of the U.S. FCPA. Siemens does not expect a significant impact on its business, results of operations or financial condition from this decision. The review of the decision by the UNPD is pending. In the meantime, the suspension remains effective.

In April 2009, the Company received a “Notice of Commencement of Administrative Proceedings and Recommendations of the Evaluation and Suspension Officer” from the World Bank, which comprises the International Bank for Reconstruction and Development as well as the International Development Association, in connection with allegations of sanctionable practices during the period 2004-2006 relating to a World Bank-financed project in Russia. On July 2, 2009, the Company entered into a global settlement agreement with the International Bank for Reconstruction and Development, the International Development Association, the International Finance Corporation and the Multilateral Investment Guarantee Agency (collectively, the “World Bank Group”) to resolve World Bank Group investigations involving allegations of corruption by Siemens. In the agreement, Siemens voluntarily undertakes to refrain from bidding in connection with any project, program, or other investment financed or guaranteed by the World Bank Group (“Bank Group Projects”) for a period of two years, commencing on January 1, 2009 and ending on December 31, 2010. Siemens is not prohibited by the voluntary restraint from continuing work on existing contracts under Bank Group Projects or concluded in connection with World Bank Group corporate procurement provided such contracts were signed by Siemens and all other parties thereto prior to January 1, 2009. The agreement provides for exemptions to the voluntary restraint in exceptional circumstances upon approval of the World Bank Group. Siemens must also withdraw all pending bids, including proposals for consulting contracts in connection with Bank Group Projects and World Bank Group corporate procurement where the World Bank Group has not provided its approval prior to July 2, 2009. Furthermore, Siemens is also required to voluntarily disclose to the World Bank Group any potential misconduct in connection with any Bank Group Projects. Finally, Siemens will pay U.S.$100 million to agreed anti-corruption organizations over a period of not more than 15 years. In fiscal 2009, the Company took a charge to Other operating expense to accrue a provision in the amount of €53.

Siemens Russia OOO will, in a separate proceeding before the World Bank Group, face a debarment of up to four years from participating in Bank Group Projects which it will not contest.

As previously reported, the Norwegian anti-corruption unit, Oekokrim, conducted an investigation against Siemens AS Norway and two of its former employees related to payments made for golf trips in 2003 and 2004, which were attended by members of the Norwegian Department of Defense. On July 3, 2009, the trial court in Oslo, Norway, found the two former employees not guilty. Oekokrim stated on July 16, 2009, that the proceedings against Siemens AS Norway have also been discontinued.

As previously reported, the public prosecutor in Milan, Italy, had filed charges against a current and a former employee of Siemens S.p.A., Siemens S.p.A., and one of its subsidiaries in November 2007, alleging that the two individuals made illegal payments to employees of the state-owned gas and power group ENI. Charges were also filed against other individuals and companies not affiliated with Siemens. The two individuals, Siemens S.p.A., and its subsidiary entered into a “patteggiamento” (plea bargaining agreement without the recognition of any guilt or

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

responsibility) with the Milan prosecutor which was confirmed by the Milan court on April 27, 2009. Under the terms of the patteggiamento, Siemens S.p.A. and the subsidiary were each fined €40.0 thousand and ordered to disgorge profits in the amount of €315.562 thousand and €502.370 thousand, respectively. The individuals accepted suspended prison sentences. Once the decision becomes final and non-appealable, the proceedings will be effectively over.

As previously reported the Argentinean Anti-Corruption Authority is conducting an investigation into corruption of government officials in connection with the award of a contract to Siemens in 1998 for the development and operation of a system for the production of identity cards, border control, collection of data and voters’ registers. Searches were executed at the premises of Siemens Argentina and Siemens IT Services S.A. in Buenos Aires in August 2008 and in February 2009. The Company is cooperating with the Argentinean Authorities. The Argentinean investigative judge also requested repeatedly judicial assistance from the Munich prosecutor and the federal court in New York.

On August 17, 2009, the Anti-Corruption Commission of Bangladesh filed criminal charges against two current and one former employee of Siemens Bangladesh’s Healthcare business. It is alleged that the employees colluded with employees of a public hospital to overcharge for the delivery of medical equipment in the period before 2007.

The Company remains subject to corruption-related investigations in several jurisdictions around the world. As a result, additional criminal or civil sanctions could be brought against the Company itself or against certain of its employees in connection with possible violations of law. In addition, the scope of pending investigations may be expanded and new investigations commenced in connection with allegations of bribery and other illegal acts. The Company’s operating activities, financial results and reputation may also be negatively affected, particularly due to imposed penalties, fines, disgorgements, compensatory damages, third-party litigation, including by competitors, the formal or informal exclusion from public tenders or the loss of business licenses or permits. Additional expenses and provisions, which could be material, may need to be recorded in the future for penalties, fines, damages or other charges in connection with the investigations.

As previously reported, the Company investigates evidence of bank accounts at various locations, as well as the amount of the funds. Certain funds have been frozen by authorities. During fiscal 2009, the Company recorded an amount of €23 in Other operating income from the recovery of funds from certain such accounts.

In November 2009, a subsidiary of Siemens AG voluntarily self-reported possible violations of South African anticorruption regulations in the period before 2007 to the responsible South African authorities.

Civil litigation

As already disclosed by the Company in press releases, Siemens AG is asserting claims for damages against former members of the Managing and Supervisory Board. The Company bases its claims on breaches of organizational and supervisory duties in view of the accusations of illegal business practices that occurred in the course of international business transactions in the years 2003 to 2006 and the resulting financial burdens for the Company. Siemens gave the respective former members of its Managing and Supervisory Board the opportunity to declare their willingness to reach a settlement until mid-November 2009. As requested by law, the settlements between the Company and individual board members are subject to approval by the Annual Shareholders’ Meeting. Furthermore, the Company reached a settlement agreement with its directors and officers (D&O) insurers regarding claims in connection with the D&O insurance of up to €100. These settlements will be submitted to Siemens AG’s shareholders for approval at the next Annual Shareholders’ Meeting on January 26, 2010. In the event that individual former members of the Managing and/or Supervisory Board are not willing to agree on a settlement and/or the Annual Shareholders’ Meeting does not approve individual settlements, the Company will pursue legitimate claims—if necessary—in court against former members of the Managing and Supervisory Board.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

As previously reported, an alleged holder of Siemens American Depositary Shares filed a derivative lawsuit in February 2007 with the Supreme Court of the State of New York against certain current and former members of Siemens’ Managing and Supervisory Boards as well as against Siemens as a nominal defendant, seeking various forms of relief relating to the allegations of corruption and related violations at Siemens. The alleged holder of Siemens American Depository Shares voluntarily withdrew the derivative action in September 2009.

As previously disclosed, in June 2008, the Republic of Iraq filed an action requesting unspecified damages against 93 named defendants with the United States District Court for the Southern District of New York on the basis of findings made in the “Report of the Independent Inquiry Committee into the United Nations Oil-for-Food Programme.” Siemens S.A.S. France, Siemens A.S. Turkey and OSRAM Middle East FZE, Dubai are among the 93 named defendants. During the second quarter of fiscal 2009, process was served upon Siemens S.A.S. France and Siemens A.S. Turkey.

As previously reported, Siemens had filed a request for arbitration against the Republic of Argentina (Argentina) with the International Center for Settlement of Investment Disputes (ICSID) of the World Bank. Siemens claimed that Argentina had unlawfully terminated its contract with Siemens for the development and operation of a system for the production of identity cards, border control, collection of data and voters’ registers (DNI project) and thereby violated the Bilateral Investment Protection Treaty between Argentina and Germany (BIT). Siemens sought damages for expropriation and violation of the BIT of approximately U.S.$500 million. Argentina disputed jurisdiction of the ICSID arbitration tribunal and argued in favor of jurisdiction of the Argentine administrative courts. The arbitration tribunal rendered a decision on August 4, 2004, finding that it had jurisdiction over Siemens’ claims and that Siemens was entitled to present its claims. A hearing on the merits of the case took place before the ICSID arbitration tribunal in Washington in October 2005. A unanimous decision on the merits was rendered by the ICSID arbitration tribunal on February 6, 2007, awarding Siemens compensation in the amount of U.S.$217.8 million on account of the value of its investment and consequential damages, plus compound interest thereon at a rate of 2.66% since May 18, 2001. The tribunal also ruled that Argentina is obligated to indemnify Siemens against any claims of subcontractors in relation to the project (amounting to approximately U.S.$44 million) and, furthermore, that Argentina would be obligated to pay Siemens the full amount of the contract performance bond (U.S.$20 million) in the event this bond was not returned within the time period set by the tribunal (which period subsequently elapsed without delivery). On June 4, 2007, Argentina filed an application for the annulment and stay of enforcement of the award with the ICSID, alleging serious procedural irregularities with respect to the DNI project. An ad hoc committee was formed to consider Argentina’s application. On June 6, 2008, Argentina filed an application for a reversal of the ICSID’s decision and a stay of enforcement of the arbitral award with the ICSID alleging the discovery of new, previously unknown facts that would have decisively affected the award. Argentina relied on information reported in the media alleging bribery by Siemens, which it argued makes the BIT inapplicable. The application for a reversal of the decision was registered by the ICSID on June 9, 2008 and forwarded to the three members of the ICSID arbitration tribunal, as it had been constituted originally. The application for reversal could have resulted in a stay with respect to Argentina’s application for annulment pending before the ad hoc committee. On September 12, 2008, the arbitral tribunal issued its initial procedural order requiring that Argentina substantiate the application by February 13, 2009. The tribunal would have decided on admitting a counterclaim once Argentina would have filed the application together with the substantiation. On August 12, 2009, Argentina and Siemens reached an agreement to settle the dispute and mutually discontinue any and all civil proceedings in the case (the application for reversal pending before the ICSID and the related annulment proceeding) without acknowledging any issue of fact or law. No payment was made by either party.

As previously reported, the Company has been approached by a competitor to discuss claims it believes it has against the Company. The alleged claims relate to allegedly improper payments by the Company in connection with the procurement of public and private contracts. The Company has not received sufficient information to evaluate whether any basis exists for such claims.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

Antitrust proceedings

As previously reported, in June 2007, the Turkish Antitrust Agency confirmed its earlier decision to impose a fine in an amount equivalent to €6 on Siemens A.S. Turkey based on alleged antitrust violations in the traffic lights market. Siemens A.S. Turkey has appealed this decision and this appeal is still pending.

As previously reported, in February 2007, the Norwegian Competition Authority launched an investigation into possible antitrust violations involving Norwegian companies active in the field of fire security, including Siemens Building Technologies AS. In December 2008, the Norwegian Competition Authority issued a final decision that Siemens Building Technologies AS had not violated antitrust regulations.

As previously reported, in February 2007, the French Competition Authority launched an investigation into possible antitrust violations involving several companies active in the field of suburban trains, including Siemens Transportation Systems S.A.S. in Paris, and the offices were searched. Siemens is cooperating with the French Competition Authority.

As previously reported, in February 2007, the European Commission launched an investigation into possible antitrust violations involving European producers of power transformers, including Siemens AG and VA Technologie AG (VA Tech), which Siemens acquired in July 2005. The German Antitrust Authority (Bundeskartellamt) has become involved in the proceeding and is responsible for investigating those allegations that relate to the German market. Power transformers are electrical equipment used as major components in electric transmission systems in order to adapt voltages. The Company is cooperating in the ongoing investigation with the European Commission and the German Antitrust Authority. In November 2008, the European Commission finalized its investigation and forwarded its statement of objections to the involved companies. On October 7, 2009, the European Commission imposed fines totaling €67.644 on seven companies with regard to a territorial market sharing agreement related to Japan and Europe. Siemens was not fined because it had voluntarily disclosed this aspect of the case to the authorities. The German Antitrust Authority continues its investigation with regard to the German market.

As previously reported, in April 2007, Siemens AG and VA Tech filed actions before the European Court of First Instance in Luxemburg against the decisions of the European Commission dated January 24, 2007, to fine Siemens and VA Tech for alleged antitrust violations in the European Market of high-voltage gas-insulated switchgear between 1988 and 2004. Gas-insulated switchgear is electrical equipment used as a major component for turnkey power substations. The fine imposed on Siemens amounted to €396.6 and was paid by the Company in 2007. The fine imposed on VA Tech, which Siemens AG acquired in July 2005, amounted to €22.1. VA Tech was declared jointly liable with Schneider Electric for a separate fine of €4.5. The European Court of First Instance has not yet issued a decision. In addition to the proceedings mentioned in this document, authorities in Brazil, the Czech Republic, New Zealand and Slovakia are conducting investigations into comparable possible antitrust violations.

As previously reported, on October 25, 2007, upon the Company’s appeal, a Hungarian competition court reduced administrative fines imposed on Siemens AG for alleged antitrust violations in the market of high-voltage gas-insulated switchgear from €0.320 to €0.120 and from €0.640 to €0.110 regarding VA Tech. The Company and the Competition Authority both appealed the decision. In November 2008, the Court of Appeal confirmed the reduction of the fines. On December 5, 2008, the Competition Authority filed an extraordinary challenge with the Supreme Court.

In November 2008, a claim was filed by National Grid Electricity Transmission Plc. (National Grid) with the High Court of England and Wales in connection with the January 24, 2007 decision of the European Commission regarding alleged antitrust violations in the high-voltage gas-insulated switchgear market. Twenty-one companies have been named as defendants, including Siemens AG and various Siemens affiliates. National Grid asserts claims in the aggregate amount of approximately £249 million for damages and compound interest. Siemens believes

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

National Grid’s claim to be without merit. The European Commission’s decision has been appealed to the European Court of First Instance. On June 12, 2009, the High Court granted a stay, of the proceedings pending before it, until three months after the outcome of the appeal to the European Court of First Instance and any subsequent appeals to the European Court of Justice. On June 26, 2009 the Siemens defendants filed their answers to the complaint and requested National Grid’s claim to be rejected. A case management conference is scheduled for December 14, 2009.

As previously reported, the South African Competition Commission investigated alleged antitrust violations in the market of high-voltage gas-isolated switchgear. In May 2009, the Company was notified that the Competition Commission will not pursue the prosecution of this matter.

As previously reported, a suit and motion for approval of a class action was filed in Israel in December 2007 to commence a class action based on the fines imposed by the European Commission for alleged antitrust violations in the high-voltage gas-insulated switchgear market. Thirteen companies were named as defendants in the suit and motion, among them Siemens AG Germany, Siemens AG Austria and Siemens Israel Ltd. The class action alleged damages to electricity consumers in Israel in the amount of approximately €575 related to higher electricity prices claimed to have been paid because of the alleged antitrust violations. At a hearing on December 11, 2008, the plaintiff requested to withdraw from the action and from the motion to certify the action as a class action. The court approved the request and dismissed the action and the motion to certify.

In September 2009, the Commerce Commission of New Zealand has opened an investigation into violations of antitrust law in the area of flexible current transmission systems. Siemens is cooperating with the Commission.

In September 2009, the DOJ has opened an investigation into violations of antitrust law in the area of high voltage direct current transmission systems and flexible current transmission systems. Siemens is cooperating with the DOJ.

Other proceedings

Pursuant to an agreement dated June 6, 2005, the Company sold its mobile devices business to Qisda Corp. (formerly named BenQ Corp.), a Taiwanese company. As previously reported, a dispute arose in 2006 between the Company and Qisda concerning the calculation of the purchase price. From September 2006 onwards, several subsidiaries in different countries used by Qisda for purposes of the acquisition of various business assets from the Company filed for insolvency protection and failed to fulfill their obligations under various contracts transferred to them by the Company under the 2005 agreement. On December 8, 2006, the Company initiated arbitration proceedings against Qisda requesting a declaratory award that certain allegations made by Qisda in relation to the purchase price calculation are unjustified. The Company further requested an order that Qisda perform its obligations and/or the obligations of its local subsidiaries assumed in connection with the acquisition or, in the alternative, that Qisda indemnify the Company for any losses. The Company’s request for arbitration was filed with the International Chamber of Commerce in Paris (ICC). The seat of arbitration is Zurich, Switzerland. In March 2007, Qisda raised a counterclaim alleging that the Company made misrepresentations in connection with the sale of the mobile devices business and asserted claims for the adjustment of the purchase price. In November 2007, the Company expanded its claims that Qisda indemnify the Company in relation to any losses suffered as a result of Qisda’s failure to perform its obligations and/or the obligations of its locally incorporated subsidiaries. Qisda amended its counterclaim in March 2008 by (i) changing its request for declaratory relief with regard to the alleged misrepresentations to a request for substantial damages, and (ii) raising further claims for substantial damages and declaratory relief. The parties have resolved their disputes relating to Qisda Corp.’s purchase of the mobile device business. Upon joint request of the parties, the ICC issued an Award by Consent in March 2009.

On November 25, 2008, Siemens announced that the Company and the insolvency administration of BenQ Mobile GmbH & Co. OHG had reached a settlement after constructive discussions that began in 2006. In the

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

settlement agreement, Siemens agreed to a gross payment of €300, which was paid in December 2008. However, the settlement is expected to result in a net payment of approximately €255 after taking into account Siemens’ claims as creditor. Since Siemens had made a sufficient provision for the expected settlement, the settlement does not have a material negative impact on Siemens’ results of operations for fiscal 2009.

As reported, the Company is member of a supplier consortium contracted by Teollisuuden Voima Oyj (TVO) for the construction of the nuclear power plant “Olkiluoto 3” in Finland. The Company’s share in the contract price payable to the supplier consortium is approximately 27%. The other member of the supplier consortium is a further consortium consisting of Areva NP S.A.S. and its wholly-owned affiliate Areva NP GmbH. The agreed completion date for the nuclear power plant was April 30, 2009. The supplier consortium announced in January 2009 that it expected the project to be delayed by 38 months in total. Now, there are discussions about further delays due to new requirements imposed by the approval authorities. Since the reasons for the delay are disputed, the supplier consortium filed a request for arbitration against TVO in December 2008. The supplier consortium has demanded an extension of the construction time and the payment of approximately €1 billion in outstanding down payments, as well as additional compensation. In its response to the request for arbitration, TVO rejected the demand for an extension of time and made counterclaims for damages relating to the delay, and interest on purportedly prematurely made down payments. Based on a delay of 38 months, TVO estimates that its total counterclaims against the supplier consortium amount to up to €1.4 billion.

In early 2009 Siemens terminated its joint venture with Areva S.A. (Areva). Thereafter Siemens entered into negotiations with the State Atomic Energy Corporation Rosatom (Rosatom) with a view to forming a new partnership active in the construction of nuclear power plants, in which it would be a minority shareholder. In April 2009, Areva filed a request for arbitration with the ICC against Siemens. Areva seeks an order enjoining Siemens from pursuing such negotiations with Rosatom, a declaration that Siemens is in material breach of its contractual obligations, a reduction of the price payable to Siemens for its stake in the Areva NP S.A.S. joint venture and damages in an amount to be ascertained. Siemens filed its answer in June 2009, primarily seeking a dismissal of Areva’s claims and a price increase. The arbitral tribunal has been constituted and the main proceedings have commenced. On November 17, 2009, the arbitral tribunal issued an interim order which imposes certain provisional restrictions on Siemens with respect to the negotiation process and the planned partnership with Rosatom; the order does not preclude Siemens from continuing its discussions with Rosatom during the arbitration.

As previously reported, a Mexican governmental control authority had barred Siemens S.A. de C.V. Mexico (Siemens Mexico) from bidding on public contracts for a period of three years and nine months beginning November 30, 2005. This proceeding arose from allegations that Siemens Mexico did not disclose alleged minor tax discrepancies when it was signing a public contract in 2002. Upon several appeals by Siemens Mexico, the execution of the debarment was stayed, the debarment subsequently reduced to a period of four months, and in June 2009 the Company was finally informed by the relevant administrative court that the debarment was completely annulled.

In July 2008, Mr. Abolfath Mahvi filed a request for arbitration with the ICC seeking an award of damages against Siemens in the amount of DM150 million (or the equivalent in euro, which is approximately €77) plus interest. Mr. Mahvi’s claim is based on a contract concluded in 1974 between a company that was then a subsidiary of Siemens and two other companies, one domiciled in the Bermudas and the other in Liberia. Mr. Mahvi alleges that he is the successor in interest to the Bermudan and Liberian companies and that the companies assisted Siemens with the acquisition of a power plant project in Bushehr, Iran. Siemens believes Mr. Mahvi’s claim to be without merit, particularly because the contract on which Mr. Mahvi bases his claim had already been the subject of a previous ICC arbitration that resulted in the dismissal of the claims against Siemens. In his statement of claim Mr. Mahvi specified his alleged claims and now claims from Siemens the payment of DM150 million (or the equivalent in euro, which is approximately €77) or, alternatively, €35.460, or €27.837 plus interest, payment of 5%

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

commission of any further payments received by Siemens in excess of DM5.74 billion arising out of any agreement covered by the contract with Mr. Mahvi as well as €5 for “moral damages.”

In July 2008, Hellenic Telecommunications Organization Société Anonyme (OTE) filed a lawsuit against Siemens with the district court of Munich, Germany, seeking to compel Siemens to disclose the outcome of its internal investigations with respect to OTE. OTE seeks to obtain information with respect to allegations of undue influence and/or acts of bribery in connection with contracts concluded between Siemens and OTE from 1992 to 2006. On September 25, 2008, Siemens was served with the complaint by the district court. Siemens responded to the complaint, requesting that the lawsuit be dismissed. In May 2009, OTE was granted access to the prosecutor’s files in Greece, which presumably satisfied the disclosure claim raised by OTE. However, OTE might attempt to use information it has obtained to support its claims for damages against Siemens and/or Siemens A.E. (the Greek subsidiary of Siemens).

Siemens A.E. entered into a subcontract agreement with Science Applications International Corporation, Delaware, USA, (SAIC) in May of 2003 to deliver and install significant portions of security surveillance equipment as part of a “C4I” project in preparation for the 2004 Olympic Games in Athens, Greece. Siemens A.E. fulfilled its obligations pursuant to the subcontractor contract from 2003 to 2008. In the course of the final acceptance of the completed system in November of 2008, representatives of the Greek government claimed that the C4I System was defective and claimed compensation in the double-digit million euro range. The Greek government has withheld an additional double-digit million euro amount due pending formal final acceptance. Siemens A.E. and SAIC are contesting these claims as unfounded. An arbitration proceeding has been initiated by SAIC. The resolution of this dispute has been complicated by bribery and fraud allegations pending in Greece with respect to Siemens A.E., which have resulted in extensive negative media coverage concerning the C4I system.

The current proceedings conducted by the public prosecutor and criminal courts in Greece against former members of Siemens A.E. based on bribery and fraud allegations and the outcome of these proceedings might have a negative impact on pending civil legal proceedings as well as the future business activities of Siemens A.E. in Greece.

Along with the regular tax audit for the 2004 to 2007 tax years, the Greek tax authorities have started to re-audit Siemens A.E.’s books for the 1997 to 2003 tax years, which had already been closed. The tax audits could require Siemens A.E. to pay additional taxes. Due to the complexity of the subject matter, however, we are currently not in a position to predict the outcome of this audit or the amounts of any potential additional liabilities.

In December 2008, the Polish Agency of Internal Security (AWB) remanded into custody an employee of Siemens Healthcare Poland, in connection with an investigation regarding a public tender issued by the hospital of Wroclaw in 2008. According to the AWB, the Siemens employee and the deputy hospital director are accused of having manipulated the tender procedure.

In April 2009, the Defense Criminal Investigative Service of the U.S. Department of Defense conducted a search at the premises of Siemens Medical Solutions USA, Inc. in Malvern, Pennsylvania, in connection with an investigation relating to a Siemens contract with the U.S. Department of Defense for the provision of medical equipment.

In June 2009, the Vienna prosecutor searched the offices of an employee of Siemens AG Austria in connection with alleged overpricing by a subcontractor for an IT project with the Austrian federal data center (“Bundesrechenzentrum”). The prosecutor informed Siemens that the company is being regarded as a victim.

In June 2009, the Company and two of its subsidiaries voluntarily self-reported, among others, possible violations of U.S. Export Administration Regulations to the responsible U.S. authorities.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

For certain legal proceedings information required under IAS 37, Provisions, Contingent Liabilities and Contingent Assets, is not disclosed, if the Company concludes that the disclosure can be expected to seriously prejudice the outcome of the litigation.

In addition to the investigations and legal proceedings described above, Siemens AG and its subsidiaries have been named as defendants in various other legal actions and proceedings arising in connection with their activities as a global diversified group. Some of these pending proceedings have been previously disclosed. Some of the legal actions include claims or potential claims for punitive damages or claims for indeterminate amounts of damages. Siemens is from time to time also involved in regulatory investigations beyond those described above. Siemens is cooperating with the relevant authorities in several jurisdictions and, where appropriate, conducts internal investigations regarding potential wrongdoing with the assistance of in-house and external counsel. Given the number of legal actions and other proceedings to which Siemens is subject, some may result in adverse decisions. Siemens contests actions and proceedings when it considers it appropriate. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek indeterminate damages, Siemens may not be able to predict what the eventual loss or range of loss related to such matters will be. The final resolution of the matters discussed in this paragraph could have a material effect on Siemens’ business, results of operations and financial condition for any reporting period in which an adverse decision is rendered. However, Siemens does not currently expect its business, results of operations and financial condition to be materially affected by the additional legal matters not separately discussed in this paragraph.

31. Additional disclosures on financial instruments

The following table presents the carrying amounts of each category of financial assets and liabilities:

	September 30,
	2009	2008

Financial assets:
Loans and receivables	24,119	25,138
Cash and cash equivalents	10,159	6,893
Derivatives designated in a hedge accounting relationship	1,895	538
Financial assets held for trading	976	459
Available-for-sale financial assets	561	703

	37,710	33,731

Financial liabilities:
Financial liabilities measured at amortized cost	28,539	26,337
Financial liabilities held for trading	864	1,004
Derivatives designated in a hedge accounting relationship	134	401

	29,537	27,742

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

The following table presents the fair values and carrying amounts of financial assets and liabilities measured at cost or amortized cost:

	September 30, 2009		September 30, 2008
		Carrying		Carrying
	Fair value	amount	Fair value	amount

Financial assets measured at cost or amortized cost
Trade and other receivables(1)	13,950	13,950	14,627	14,627
Receivables from finance leases	4,885	4,885	5,160	5,160
Cash and cash equivalents	10,159	10,159	6,893	6,893
Other non-derivative financial assets	5,284	5,284	5,351	5,351
Available-for-sale financial assets(2)	—	335	—	518
Financial liabilities measured at cost or amortized cost
Notes and bonds	16,373	16,502	12,069	12,966
Trade payables	7,617	7,617	8,886	8,886
Loans from banks and other financial indebtedness	2,941	2,942	2,820	2,879
Obligations under finance leases	191	194	228	233
Other non-derivative financial liabilities	1,284	1,284	1,373	1,373

(1)	This caption consists of (i) €12,711 and €14,111 short-term trade and other receivables (except for receivables from finance leases) in fiscal 2009 and fiscal 2008, respectively (see Note 12), (ii) €452 and €471 trade receivables from sale of goods and services in fiscal 2009 and fiscal 2008, respectively (see Note 20) as well as (iii) €787 and €45 receivables from associated and other companies (defined in Note 12) in fiscal 2009 and fiscal 2008, respectively, see Note 20.

(2)	This caption consists of equity instruments classified as available-for-sale, for which a fair value could not be reliably measured and which are recognized at cost.

The fair values of cash and cash equivalents, current receivables, trade payables, other current financial liabilities and commercial paper and borrowings under revolving credit facilities approximate their carrying amount largely due to the short-term maturities of these instruments.

Long-term fixed-rate and variable-rate receivables, including receivables from finance leases, are evaluated by the Company based on parameters such as interest rates, specific country risk factors, individual creditworthiness of the customer and the risk characteristics of the financed project. Based on this evaluation, allowances are taken to account for the expected losses of these receivables. As of September 30, 2009 and 2008, the carrying amounts of such receivables, net of allowances, approximate their fair values.

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

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

Financial assets and liabilities measured at fair value are presented in the following table:

	September 30,
	2009	2008

Financial assets measured at fair value
Available-for-sale financial assets	226	185
Derivative financial instruments	2,871	997
Not designated in a hedge accounting relationship	820	331
In connection with fair value hedges	1,474	394
Foreign currency exchange derivatives	10	15
Interest rate derivatives	1,464	379
In connection with cash flow hedges	421	144
Foreign currency exchange derivatives	413	144
Interest rate derivatives	8	—
Embedded derivatives	156	128

Financial liabilities measured at fair value
Derivative financial instruments	998	1,405
Not designated in a hedge accounting relationship	731	860
In connection with fair value hedges	4	70
Foreign currency exchange derivatives	4	18
Interest rate derivatives	—	52
In connection with cash flow hedges	130	331
Foreign currency exchange derivatives	130	331
Interest rate derivatives	—	—
Embedded derivatives	133	144

Fair values for available-for-sale financial assets are derived from quoted market prices in active markets.

The Company limits default risks in derivative instruments by a careful counterparty selection. Derivative instruments are principally transacted with financial institutions with investment grade credit ratings. The fair valuation of derivative instruments at Siemens incorporates all factors that market participants would consider, including an adequate consideration of the counterparties’ credit risks. This assures that the counterparties’ credit risks themselves as well as any changes in the counterparties’ credit worthiness are included in the fair valuation of the Company’s derivative instruments and thus reflected in the Consolidated Financial Statements. The exact calculation of fair values for derivative financial instruments depends on the specific type of instruments:

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

In determining the fair values of the derivative financial instruments, no compensating effects from underlying transactions (e.g. firm commitments and anticipated transactions) are taken into consideration.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

The following table allocates our financial assets and liabilities measured at fair value to the three levels of the fair value hierarchy.

	Level 1	Level 2	Level 3	Total

Financial assets measured at fair value
Available-for-sale financial assets	226	—	—	226
Derivative financial instruments	—	2,871	—	2,871

Total	226	2,871	—	3,097

Financial liabilities measured at fair value
Derivative financial instruments	—	998	—	998

The levels of the fair value hierarchy and its application to our financial assets and liabilities are described below:

Level 1: quoted prices in active markets for identical assets or liabilities;

Level 2:	inputs other than quoted prices that are observable for the asset or liability, either directly (ie as prices) or indirectly (i.e. derived from prices); and

Level 3: inputs for the asset or liability that are not based on observable market data

Net gains (losses) of financial instruments are as follows:

	September 30,
	2009	2008

Cash and cash equivalents	7	(95)
Available-for-sale financial assets	(44)	(1)
Loans and receivables	(419)	(218)
Financial liabilities measured at amortized cost	302	238
Financial assets and financial liabilities held for trading	34	63

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

The amounts presented include foreign currency gains and losses from the realization and valuation of the financial assets and liabilities mentioned above. These amounts are included for the first time; prior year figures have been adjusted accordingly.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

Collateral

Siemens receives securities as collateral on certain deposits it places with third parties. Siemens is permitted to sell or re-pledge these securities. As of September 30, 2009 and 2008 the fair value of the collateral held amounted to €716 million and €251 million, respectively. As of September 30, 2009, the right to sell or re-pledge the collateral has not been exercised. As of September 30, 2009 the carrying amount of financial assets Siemens has pledged as collateral amounted to €408.

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

The fair values of each type of derivative financial instruments are as follows:

	September 30, 2009		September 30, 2008
	Asset	Liability	Asset	Liability

Foreign currency exchange contracts	735	462	371	979
Interest rate swaps and combined interest/currency swaps	1,764	204	424	168
Embedded derivatives	156	133	128	144
Options	164	172	65	56
Other	52	27	9	58

	2,871	998	997	1,405

Foreign currency exchange risk management

As described in Note 33, the Company employs various derivative financial instruments in order to mitigate or eliminate certain foreign-currency exchange risks.

Derivative financial instruments not designated in a hedging relationship

The Company manages its risks associated with fluctuations in foreign-currency-denominated receivables, payables, debt, firm commitments and anticipated transactions primarily through a Company-wide portfolio approach. This approach concentrates the associated Company-wide risks centrally, and various derivative financial instruments, primarily foreign exchange contracts and interest rate and cross-currency interest rate swaps and options, are utilized to minimize such risks. Such a strategy does not qualify for hedge accounting treatment under IAS 39, Financial Instruments: Recognition and Measurement. Accordingly, all such derivative financial instruments are recorded at fair value on the Consolidated Balance Sheets, either as Other current financial assets or Other current financial liabilities, and changes in fair values are charged to net income (loss).

The Company also has foreign-currency derivative instruments, which are embedded in certain sale and purchase contracts denominated in a currency other than the functional currency of the significant parties to the contract and other than a currency which is commonly used in the economic environment in which the contract takes place. Gains or losses relating to such embedded foreign-currency derivatives are reported in Cost of goods sold and services rendered in the Consolidated Statements of Income.

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

Cash flow hedges—Changes in fair value of forward exchange contracts that were designated as foreign-currency cash flow hedges are recorded as follows: the portion of the fair value changes that is determined to be an effective hedge is recognized in Other components of equity, whereas the ineffective portion of the fair value changes is recognized in profit or loss. As of September 30, 2009 and 2008, the ineffective portion that was immediately recorded in profit or loss amounted to €— and €1, respectively. During the years ended September 30, 2009, 2008 and 2007, net gains of €6, €5, and €1, respectively, were reclassified from Other components of equity into Cost of goods sold and services rendered because the occurrence of the related hedged forecasted transaction was no longer probable. The development of Other components of equity resulting from changes in fair value of these transactions as well from amounts that were removed and included in profit or loss is shown in Note 27.

It is expected that €143 of net deferred losses in Other components of equity will be reclassified into Cost of goods sold and services rendered during the year ended September 30, 2010, when the hedged forecasted foreign-currency denominated sales and purchases occur.

As of September 30, 2009, the maximum length of time over which the Company is hedging its future cash flows associated with foreign-currency forecasted transactions is 207 months.

Fair value hedges—As of September 30, 2009 and 2008, the Company hedged firm commitments using forward exchange contracts that were designated as foreign-currency fair value hedges of future sales related primarily to the Company’s project business and, to a lesser extent, purchases. As of September 30, 2009 and 2008, the hedging transactions resulted in the recognition of financial assets of €13 and €19, respectively, and financial liabilities of €23 and €34, respectively, for the hedged firm commitments. Changes in fair value of forward exchange contracts resulted in losses of €2 and €20, respectively. These losses relate to gains from the valuation of firm commitments of €2 and €19, respectively. Changes in fair value of the forward exchange contracts as well as of the firm commitments were recorded in Cost of goods sold and services rendered.

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

Derivative financial instruments not designated in a hedging relationship

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

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

Fair value hedges of fixed-rate debt obligations

Under the interest rate swap agreements outstanding during the years ended September 30, 2009 and 2008, the Company agrees to pay a variable rate of interest multiplied by a notional principle amount, and receives in return an amount equal to a specified fixed rate of interest multiplied by the same notional principal amount. These interest rate swap agreements offset an impact of future changes in interest rates on the fair value of the underlying fixed-rate debt obligations. The interest rate swap contracts are reflected at fair value in the Company’s Consolidated Balance Sheets and the related portion of fixed-rate debt being hedged is reflected at an amount equal to the sum of its carrying amount plus an adjustment representing the change in fair value of the debt obligations attributable to the interest rate risk being hedged. Changes in the fair value of interest rate swap contracts and the offsetting changes in the adjusted carrying amount of the related portion of fixed-rate debt being hedged, are recognized as adjustments to the line item Financial income (expense), net in the Consolidated Statements of Income. Adjustments in the carrying amount of the debt obligations resulted in a loss of €848 and a loss of €276, respectively. During the same period, the related swap agreements resulted in a gain of €931 and a gain of €269, respectively. Therefore, the net effect recognized in Financial income (expense), net, representing the ineffective portion of the hedging relationship, amounted to €84 and €(7) in fiscal 2009 and 2008, respectively. Net cash receipts and payments relating to such interest rate swap agreements are recorded as interest expense, which is part of Financial income (expense), net.

The Company had interest rate swap contracts to pay variable rates of interest of an average of 0.9%, 4.5% and 5.2% as of September 30, 2009, 2008 and 2007, respectively and received fixed rates of interest (average rate of 5.4%, 5.6% and 5.7% as of September 30, 2009, 2008 and 2007, respectively). The notional amount of indebtedness hedged as of September 30, 2009, 2008 and 2007 was €15,565, €11,766 and €7,326, respectively. This changed 94%, 89% and 82% of the Company’s underlying notes and bonds from fixed interest rates into variable interest rates as of September 30, 2009, 2008 and 2007, respectively. The notional amounts of these contracts mature at varying dates based on the maturity of the underlying hedged items. The net fair value of interest rate swap contracts (excluding accrued interest) used to hedge indebtedness as of September 30, 2009, 2008 and 2007 was €1,224, €291 and €20, respectively.

Fair value hedges of available-for-sale financial assets

During the year ended September 30 2008, the Company had applied fair value hedge accounting for certain fixed-rate available-for-sale financial assets. However, fair value hedge accounting was terminated at the beginning of fiscal year 2008 since the majority of the hedged item was derecognised. There was no such hedging relationship during the year ended September 30, 2009. To offset the impact of future changes in interest rates on the fair value of the underlying fixed-rate available-for-sale financial assets, interest rate swap agreements had been entered into. As long as hedge accounting was applied, the interest rate swap contracts and the related portion of the available-for-sale financial assets were reflected at fair value in the Company’s Consolidated Balance Sheets. Changes in the fair value of interest rate swap contracts and the offsetting changes in fair value of the available-for-sale financial assets being hedged attributable to the interest rate risk being hedged were recognized as adjustments to the line item Financial income (expense), net in the Consolidated Statements of Income. The net effect recognized in Financial income (expense), net, representing the ineffective portion of the hedging relationship, amounted to €— in fiscal 2008.

Cash flow hedges of revolving term deposits

During the years ended September 30, 2009, 2008 and 2007, the Company applied cash flow hedge accounting for a revolving term deposit. Under the interest rate swap agreements entered into, the Company agrees to pay a variable rate of interest multiplied by a notional principal amount, and to receive in return an amount equal to a specified fixed rate of interest multiplied by the same notional principal amount. These interest rate swap

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

agreements offset the effect of future changes in interest payments of the underlying variable-rate term deposit. The interest rate swap contracts are reflected at fair value and the effective portion of changes in fair value of the interest rate swap contracts that were designated as cash flow hedges are recorded in Other components of equity; any ineffective portion of changes in fair value are recognized in profit or loss. In fiscal 2009 and 2008, the cash flow hedges of revolving term deposits did not lead to any material ineffective portions recognized in profit or loss (less than €1). Net cash receipts and payments relating to such interest rate swap agreements are recorded as interest income, which is part of Financial income (expense), net.

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

Management of financial market risk is a key priority for Siemens’ Managing Board. As a member of this Board, the Chief Financial Officer covers the specific responsibility for this part of the overall risk management system. At the highest level, the Managing Board retains ultimate accountability. For practical business purposes, the Managing Board delegates responsibilities to central functions and to the Siemens segments and entities. SFS holds a minor trading portfolio which is subject to tight limits. As of September 30, 2009, it has a value at risk (VaR) close to zero.

Within the various methodologies to analyze and manage risk, Siemens implemented a system based on parametric variance-covariance VaR. The VaR methodology provides a quantification of the market risk based on historical volatilities and correlations of the different risk factors under the assumptions of the parametric variance-covariance value at risk model. The VaR figures are calculated based on

•	historical volatilities and correlations,

•	a 10 day holding period and

•	a 99.5 percent confidence level

for all risk factors.

Actual results that are included in the Consolidated Statements of Income differ substantially from VaR figures due to fundamental conceptual differences. The Consolidated Statements of Income are prepared in accordance with IFRS. The VaR figures result from a pure financial calculation model which calculates a potential financial loss which does not exceed within 10 days and with a probability of 99.5 percent the stated VaR. Since the Value at Risk is used for internal management of the Treasury activities and provides more relevant risk information compared to the sensitivity analysis, VaR figures have been introduced within our financial market risk disclosures for the first time.

Although VaR is an important tool for measuring market risk, the assumptions on which the model is based rise to some limitations including the following. A 10-day holding period assumes that it is possible to dispose of positions within this period. This is considered to be a realistic assumption in almost all cases but may not be the case in situations in which there is severe market illiquidity for a prolonged period. A 99.5 percent confident level does not reflect losses that may occur beyond this level. Even within the model used there is a 0.5 percent statistical

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

probability that losses could exceed the calculated VaR. The use of historical data as a basis for estimating the statistic behavior of the relevant markets and finally determining the possible range of the future outcomes out of this statistic behavior may not always cover all possible scenarios, especially those of an exceptional nature.

Any market sensitive instruments, including equity and interest bearing investments, that our Company’s pension plans hold are not included in the following quantitative and qualitative disclosure. For additional information see Note 24.

Equity price risk

Siemens’ investment portfolio consists of direct and indirect investments in publicly traded companies held for purposes other than trading. These participations result mainly from strategic partnerships, spin-offs, IPOs of strategic venture capital investments or compensation from M&A transactions.

The equity investments are monitored based on their current market value, affected by the fluctuations in the volatile stock markets worldwide. The market value of Siemens’ portfolio in publicly traded companies as of September 30, 2009 was € 141 compared to €137 as of September 30, 2008.

Based on historical volatilities and correlations, a 10 day holding period and a confidence level of 99.5 percent, the value at risk (VaR) as of September 30, 2009 of Siemens’ equity investments was € 21 compared to €12 the year before, meaning that the equity price risk has significantly increased over the last year.

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

Siemens has established a foreign exchange risk management system that has an established track record for years. Each Siemens unit is responsible for recording, assessing, monitoring, reporting and hedging its foreign currency transaction exposure. The binding guideline for Siemens segments and entities developed by the Corporate Finance department provides the concept for the identification and determination of the single net currency position and commits the units to hedge it in a narrow band: at least 75% but no more than 100% of their net foreign currency exposure. In addition, the Corporate Finance department provides a framework of the organizational structure necessary for foreign currency exchange management proposes hedging strategies and defines the hedging instruments available to the entities: forward contracts, currency put and call options and stop-loss orders. Hedging transactions in the global financial markets are carried out by SFS as exclusive service provider for almost all Siemens entities on behalf of Corporate Treasury. SFS executes as operating service provider

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

for Corporate Treasury hedging instruments for hedge accounting with external counterparts whereas for other hedging purposes Siemens has a Company-wide portfolio approach which generate a benefit from any potential off-set of divergent cash flows in the same currency, as well as optimized transaction costs. For additional information relating to the effect of this Company-wide portfolio approach on the Consolidated Financial Statements, as well as for a discussion of hedging activities employed to mitigate or reduce foreign currency exchange risks, see Note 32.

The value at risk (VaR) for foreign exchange rates is calculated by aggregation of the net foreign exchange rate exposure. The figures disclosed here are based on the net foreign exchange positions after hedging. As of September 30, 2009 the foreign exchange rate risk based on historical volatilities and correlations, a 10 day holding period and a confidence level of 99.5 percent resulted in a VaR of €12 million compared to a VaR of €31 million in the year before. Changes in Euro values of future cash flows due to volatile exchange rates might influence the unhedged portion of revenues, but would also affect the unhedged portion of cost of materials. Future changes in the foreign exchange rates can impact sales prices and may lead to margin changes, the extent of which is determined by the matching of foreign currency revenues and expenses.

Siemens defines foreign exchange rate exposure generally as balance sheet items in addition to firm commitments which are denominated in foreign currencies, as well as foreign currency denominated cash inflows and cash outflows from anticipated transactions for the following three months. This foreign currency exposure is determined based on the respective functional currencies of the exposed Siemens’ entities.

Effects of currency translation

Many Siemens subsidiaries are located outside the Euro zone. Since the financial reporting currency of Siemens is the Euro, the financial statements of these subsidiaries are translated into Euro so that their financial results can be included in the Consolidated Financial Statements of Siemens. To consider the effects of foreign exchange translation risk in the risk management, the assumption is that investments in foreign-based operations are permanent and that reinvestment is continuous. Whenever a divestment of a particular asset or entity is made, the value of this transaction risk related to this divestment is considered in the VaR analysis. Effects from currency fluctuations on the translation of net asset amounts into Euro are reflected in the Company’s consolidated equity position.

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

To optimize the Company’s position with regard to interest income and interest expenses and to minimize the overall financial interest rate risk, Corporate Treasury performs corporate interest rate risk management together with SFS as operating service provider. Part of the interest rate risk management concept is a Corporate- wide interest rate overlay management to match interest periods of hedges with intended maturities of assets and liabilities. Where it is not contrary to country-specific regulations, all Siemens segments, entities and affiliated companies generally obtain any required financing through Corporate Treasury in the form of loans or intercompany clearing accounts. The same concept is adopted for deposits of cash generated by the units.

Interest rate risk is measured by using a parametric variance-covariance value at risk (VaR) approach. The VaR concept quantifies the market risk calculated against a fictive overnight financing benchmark.

Assuming historical volatilities and correlations, a 10 day holding period and a confidence level of 99.5 percent the interest rate value at risk (VaR) was €33 as of September 30, 2009, decreasing from the comparable value of €54

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

as of September 30, 2008. This interest rate risk results primarily from long-term fixed rate debt obligations and interest-bearing investments.

Liquidity risk

Liquidity risk results from the Company’s potential inability to meet its financial liabilities, e.g. settlement of its financial debt, paying its suppliers and settling finance lease obligations. Beyond effective working capital and cash management, Siemens mitigates liquidity risk by arranged borrowing facilities with highly rated financial institutions, via a medium-term notes program and via an established global commercial paper program. For further information on short- and long-term debt see Note 23.

In addition to the above mentioned sources of liquidity, Siemens constantly monitors funding options available in the capital markets, as well as trends in the availability and costs of such funding, with a view to maintaining financial flexibility and limiting repayment risks.

The following table reflects all contractually fixed pay-offs for settlement, repayments and interest resulting from recognized financial liabilities, including derivative financial instruments with a negative market value as of September 30, 2009. The following table presents undiscounted cash flows for the respective upcoming fiscal years. Cash outflows for financial liabilities (including interest) without fixed amount or timing are based on the conditions existing at September 30, 2009.

			2012 to	2015 and
	2010	2011	2014	thereafter

Non-derivative financial liabilities
Notes and bonds	815	2,820	7,187	10,008
Loans from banks	308	65	1,403	657
Other financial indebtedness	445	40	90	76
Obligations under finance leases	54	47	42	77
Trade payables	7,590	8	6	2
Other financial liabilities	576	45	44	97
Derivative financial liabilities	569	228	161	61

The risk implied from the values shown in the table above, reflects the one-sided scenario of cash outflows only. Obligations under finance leases, trade payables and other financial liabilities mainly originate from the financing of assets used in our ongoing operations such as property, plant, equipment and investments in working capital – e.g. inventories and trade receivables. These assets are considered in the Company’s overall liquidity risk management. To monitor existing financial assets and liabilities as well as to enable an effective controlling of future risks, Siemens has established a comprehensive risk reporting covering its worldwide business units.

The balanced view of liquidity and financial indebtedness is stated in the calculation of the net debt amount and is used for internal corporate finance management as well as external communication with investors, analysts and rating agencies. It results from the total amount of commercial paper, medium-term notes, bonds, loans from banks and obligations under finance leases, less cash and cash equivalents as well as current available-for-sale financial assets traded in an active market, as stated on the consolidated balance sheet.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

	September 30,
	2009	2008

Short-term debt and current maturities of long-term debt	698	1,819
Long-term debt	18,940	14,260
Total debt	19,638	16,079
Cash and cash equivalents	10,159	6,893
Available-for-sale financial assets	170	152
Total liquidity	10,329	7,045

Net debt (Total debt less Total liquidity)	9,309	9,034

The Company’s capital resources comprise cash and cash equivalents, available-for-sale financial assets, short- and long-term debt and cash flow from operating activities. In contrast, capital requirements include scheduled debt service, regular capital spending and ongoing cash requirements from operating activities.

Credit risk

The Company is exposed to credit risk in connection with its significant project business in many of its Sectors and also in some Cross-Sector business fields as public infrastructure and transport, healthcare, utilities and IT where direct or indirect financing in various forms may be provided to customers. In limited cases, the Company may also take an equity interest as part of the project financing.

The Company is also exposed to credit risk via its financing activities, primarily related to medical engineering, data processing equipment and industrial products of third party manufacturers.

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

Credit risk is recorded and monitored on an ongoing basis applying different approaches dependent on the underlying product. Central systems are used for monitoring of operating counterparty risk and real-time monitoring of treasury counterparty risk. In addition SFS uses own systems for its financing activities. There are also a number of decentralized tools used for management of individual credit risks within the operating units. A central IT application processes data from the operating units together with rating and default information and calculates an estimate which may be used as a basis for individual bad debt provisions. In addition to this automated process, qualitative information is considered, in particular to incorporate the latest developments.

To increase transparency on credit risk Corporate Treasury has established in fiscal 2008 a “Siemens Credit Warehouse.” Operating units with an initial emphasis on entities in Europe and within the following year in North America, South America and Asia transfer their current trade receivables, along with the inherent credit risk, to the Siemens Credit Warehouse but remain responsible for servicing activities such as collections and receivables

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

management. Siemens Credit Warehouse actively identifies, quantifies and manages the credit risk in its portfolio, such as by selling or hedging exposure to specific customers, countries and industries.

Credit risks arising from credit guarantees are described in Note 29. There were no significant concentrations of credit risk as of September 30, 2009.

Concerning trade receivables and other receivables, as well as other loans or receivables included in Other financial assets that are neither impaired nor past due, there were no indications as of September 30, 2009, that defaults in payment obligations will occur. For further information regarding the concept for the determination of allowances on receivables see Note 3.

34. Share-based payment

Share-based payment plans at Siemens are designed as equity-settled plans as well as cash-settled plans. Total pre-tax expense for share-based payment recognized in net income for continuing and discontinued operations amounted to €212, €91 and €151 for the years ended September 30, 2009, 2008 and 2007, respectively, and refers primarily to equity-settled awards, including the Company’s employee share purchase program.

     I. Equity-settled awards

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

In fiscal 2009, the Company granted 1,992,392 stock awards: 1,740,063 awards were granted to 4,156 employees and 252,329 awards were granted to members of the Managing Board. In fiscal 2008, the Company granted 737,621 stock awards to 4,357 employees and members of the Managing Board, of which 79,133 awards were granted to the Managing Board. In fiscal 2007, the Company granted 1,232,893 stock awards to 5,162 employees

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

and members of the Managing Board, of which 37,302 awards were granted to the Managing Board. Details on stock award activity and weighted average grant-date fair value are summarized in the table below:

	Year ended		Year ended		Year ended
	September 30, 2009		September 30, 2008		September 30, 2007
		Weighted		Weighted		Weighted
		average		average		average
		Grant-Date		Grant-Date		Grant-Date
	Awards	Fair Value	Awards	Fair Value	Awards	Fair Value

Nonvested, beginning of period	3,489,768	€67.56	3,270,910	€60.58	2,154,871	€56.44
Granted	1,992,392	€37.65	737,621	€97.94	1,232,893	€67.70
Vested	(881,097)	€55.63	(79,068)	€79.03	—	—
Forfeited/settled	(162,760)	€48.01	(439,695)	€64.50	(116,854)	€59.38

Nonvested, end of period	4,438,303	€57.22	3,489,768	€67.56	3,270,910	€60.58

Fair value was determined as the market price of Siemens shares less the present value of dividends expected during the 4 year and 3 year vesting period, respectively, as stock awards do not carry dividend rights during the vesting period, which resulted in a fair value of €37.65, €97.94 and €67.70, respectively, per stock award granted in fiscal 2009, 2008 and 2007. Total fair value of stock awards granted in fiscal 2009, 2008 and 2007 amounted to €75, €72 and €83, respectively.

Share Matching Program and its underlying plans:

a)	Base Share Program

In the first quarter of fiscal 2009, Siemens replaced its previous employee share purchase program by the Base Share Program. Under the Base Share Program, members of the Managing Board and employees of Siemens AG and participating Siemens companies could purchase a limited number of Siemens shares at a preferential price once a year. Up to a stipulated date in the first quarter of the fiscal year, employees were allowed to order the shares, which were issued in the second quarter of the fiscal year. The Base Share Program is measured at fair value at grant-date. In fiscal 2009, the Company incurred pre-tax expense of €42, based on a preferential share price of €22 per share and a grant-date fair value of the equity instrument of €25.56 per share, which is determined as the market price of Siemens shares less the present value of expected dividends as investment shares of the Base Share Program do not carry dividend rights until they are issued in the second quarter, less the share price paid by the participating employee. In fiscal 2008 and 2007, under the previous employee share purchase program, the Company incurred pre-tax compensation expense of €27 in each year, based on preferential prices of €69.19 and €51.20 per share, and a grant-date fair value of €37.20 and €20.79 per share, respectively. Shares purchased under the Base Share Program grant the right to receive matching shares under the same conditions described below at Share Matching Plan.

b)	Share Matching Plan

In the first quarter of fiscal 2009, the Company introduced the Share Matching Plan to members of the Managing Board and to employees of Siemens AG and Siemens companies. Plan participants may invest a certain percentage of their compensation in Siemens shares at a predetermined price set at the resolution date (investment shares). In exchange, plan participants receive the right to one free share (matching share) for every three investment shares continuously held over a period of three years (vesting period) provided the plan participant has been continuously employed by Siemens AG or another Siemens company until the end of the vesting period. Up to the stipulated grant-dates in the first quarter of each fiscal year, employees may order the investment shares, which are issued in the second quarter of the fiscal year. During the vesting period, matching shares are not entitled to

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

dividends. The right to receive matching shares forfeits if the underlying investment shares are transferred, sold, pledged or otherwise encumbered. The Managing Board and the Supervisory Board of the Company will decide, each fiscal year, whether a new Share Matching Plan will be issued.

Investment Shares are measured at fair value at grant-date, which is determined as the market price of Siemens shares less the present value of expected dividends as investment shares do not carry dividend rights until they are issued in the second quarter, less the share price paid by the participating employee. Depending on the grant-date being either November 30, 2008 or December 17, 2008, the fair values amount to €3.47 and €5.56, respectively, per instrument. The weighted average grant-date fair value amounts to €5.39 per instrument, based on the number of instruments granted.

c)	Resulting Matching Shares

As of the grant-date, shares purchased through the programs as described above at a) and b) resulted in 1,324,596 matching shares of which 25,962 relate to the Managing Board. In fiscal 2009, 58,152 matching shares forfeited/were settled, resulting in a September 30, 2009 ending balance of 1,266,444 non-vested matching shares.

Fair value was determined as the market price of Siemens shares less the present value of expected dividends during the vesting period as matching shares do not carry dividend rights during the vesting period. Non-vesting conditions, i.e. the condition neither to transfer, sell, pledge nor otherwise encumber the underlying shares, were considered in determining the fair values. Depending on the grant date being either November 30, 2008 or December 17, 2008, the fair values of the granted instruments amounted to €20.32 and €21.34 per share. In fiscal 2009, the weighted average grant-date fair value of the resulting matching shares is €21.29 per share, based on the number of instruments granted. Total fair value of matching shares granted in fiscal 2009 and 2008, amounts to €28 and €—, respectively.

Jubilee Share Program

In fiscal 2009, Siemens changed its jubilee benefit program, which applies to certain Siemens companies, from cash to share-based compensation including amounts under the previous program. Under the share-based jubilee program, eligible employees are granted a certain number of shares after having been (continuously) employed with the Company for 25 and 40 years (vesting period), respectively. Settlement of the jubilee grants is in shares only. The share awards are measured at fair value considering biometrical factors. The fair value was determined as the market price of Siemens shares at grant date less the present value of dividends expected to be paid during the years of service until the jubilee date as share awards do not carry dividend rights during the vesting period. The weighted average fair value of each share award granted under the jubilee share program for the 25th and the 40th jubilee is €34.46 and €29.01 respectively, based on the number of instruments granted. The weighted average fair value of each share award granted adjusted by biometrical factors (considering fluctuation) amounts to €25.18, and €20.56 respectively. In fiscal 2009, 4.87 million jubilee shares were granted, 0.08 million forfeited, resulting in an ending balance of 4.79 million jubilee shares as of September 30, 2009, of which, considering biometrical factors, 3.52 million jubilee shares are ultimately expected to vest.

Stock Option Plans

Cash received from stock option exercises and from the Company’s employee share purchase program for the three years ended September 30, 2009, 2008 and 2007 amounts to €134, €248 and €903, respectively.

Description of plans—1999 Siemens Stock Option Plan

As part of a stock option plan for members of the Managing Board, key executives and other eligible employees, the Company’s shareholders authorized the Managing Board on February 18, 1999 to distribute non-

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

transferable options exercisable for up to an aggregate of 10 million common shares. The authority to distribute options under this plan would have originally expired on February 18, 2004. With the ratification by Siemens shareholders of the 2001 Siemens Stock Option Plan (for further details see below), the 1999 Siemens Stock Option Plan (the 1999 Plan) has been replaced and no further options under this plan have been granted.

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

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

Details on option exercise activity and weighted average exercise prices for the years ended September 30, 2009, 2008 and 2007 are as follows:

	Year ended				Year ended		Year ended
	September 30, 2009				September 30, 2008		September 30, 2007
			Weighted
			average	Aggregate
		Weighted	Remaining	intrinsic		Weighted		Weighted
		average	Contractual	value		average		average
		exercise	Term	in millions		exercise		exercise
	Options	price	(years)	of €	Options	price	Options	price

Outstanding, beginning of period	5,097,083	€73.60			8,606,272	€72.13	26,729,148	€74.67
Granted	—	—			—	—	—	—
Options exercised	—	—			(2,832,839)	€69.91	(11,480,500)	€70.03
Options forfeited/expired/settled	2,469,341	€73.29			(676,350)	€70.30	(6,642,376)	€85.98

Outstanding, end of period	2,627,742	€73,89	0.8	—	5,097,083	€73.60	8,606,272	€72.13

Exercisable, end of period	2,627,742	€73,89	0.8	—	5,097,083	€73.60	5,754,342	€70.90

As of September 30, 2008 and 2007, for Options outstanding the weighted average remaining contractual term was 1.1 years and 1.8 years, respectively; the aggregate intrinsic value amounted to €— and €209, respectively.

The following table summarizes information on stock options outstanding at September 30, 2009 and 2008:

	September 30, 2009		September 30, 2008
		Weighted average		Weighted average
	Number of Options	remaining life	Number of Options	remaining life
Exercise prices	outstanding	(years)	outstanding	(years)

€72.54	898,050	0.1	966,950	1.1
€73.25	—	—	2,289,991	0.1
€74.59	1,729,692	1.1	1,840,142	2.1

Fair value information

The Company’s determination of the fair value of stock option grants is based on an option pricing model which was developed for use in estimating the fair values of options that have no vesting restrictions. Option valuation models require the input of highly subjective assumptions including the expected stock price volatility. The fair value per option outstanding as of September 30, 2009 amounts to €4.06 and €4.54 for grants made in fiscal 2006 and 2005, respectively.

II.	Cash-settled awards

Stock appreciation rights (SARs)

Where local regulations restrict the grant of stock options in certain jurisdictions, the Company grants SARs to employees under the same conditions as the 2001 Siemens Stock Option Plan except that SARs are exercisable in cash only.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

Details on SARs activity and weighted average exercise prices are summarized in the table below:

	Year ended		Year ended		Year ended
	September 30, 2009		September 30, 2008		September 30, 2007
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	SARs	price	SARs	price	SARs	price

Outstanding, beginning of period	138,485	€73.58	198,280	€73.63	349,900	€73.47
Granted	—	—	—	—	—	—
SARs exercised	—	—	(40,555)	€73.72	(106,280)	€73.06
SARs forfeited/settled	(83,540)	€73.41	(19,240)	€73.79	(45,340)	€73.72

Outstanding, end of period	54,945	€73.85	138,485	€73.58	198,280	€73.63

Exercisable, end of period	54,945	€73.85	138,485	€73.58	123,335	€73.05

For purposes of determining the fair value of SARs in fiscal 2009 and 2008, the expected volatility is based on historical volatility of Siemens shares, implied volatility for traded Siemens options with similar terms and features, and certain other factors. The expected term is derived by applying the simplified method and is determined as the average of the vesting term and the contractual term. The risk-free interest rate is based on applicable governmental bonds. Changes in subjective assumptions can materially affect the fair value of the SARs.

Phantom stock

Where local regulations restrict the grants of stock awards in certain jurisdictions, the Company grants phantom stock to employees under the same conditions as the Siemens stock awards, except that grantees receive the share prices’ equivalent value in cash only at the end of the four, respectively, three year vesting period. In fiscal 2007, 36,962 phantom stock rights were granted and 9,087 phantom stock rights forfeited/were settled, resulting in a balance of 88,460 phantom stock rights as of September 30, 2007. In fiscal 2008, 24,303 phantom stock rights were granted and 19,469 phantom stock rights forfeited/were settled, resulting in a balance of 93,294 phantom stock rights as of September 30, 2008. In fiscal 2009, 159,787 phantom stock rights were granted, 18,460 were vested and transferred and 26,931 phantom stock rights forfeited/were settled, resulting in a balance of 207,690 non-vested phantom stock rights as of September 30, 2009.

35. Personnel costs

	Year ended September 30,
	2009	2008	2007

Wages and salaries	20,320	21,486	18,631
Statutory social welfare contributions and expenses for optional support payments	3,353	3,256	3,076
Expenses relating to pension plans and employee benefits	996	904	818

	24,669	25,646	22,525

Expenses relating to pension plans and employee benefits include service costs for the period. Expected return on plan assets and interest cost are included in Financial income (expense), net.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

The average number of employees in fiscal years 2009, 2008 and 2007 was 413,650, 420,800 and 386,200, respectively (based on continuing operations). Part-time employees are included on a proportionate basis. The employees were engaged in the following activities:

	Year ended
	September 30,
	2009	2008
	(in thousands)

Manufacturing and services	264.9	260.3
Sales and marketing	82.8	91.2
Research and development	31.8	32.2
Administration and general services	34.2	37.1

	413.7	420.8

36. Earnings per share

	Year ended September 30,
	2009	2008	2007
	(shares in thousands)

Income from continuing operations	2,457	1,859	3,909
Less: Portion attributable to minority interest	(205)	(155)	(199)

Income from continuing operations attributable to shareholders of Siemens AG	2,252	1,704	3,710
Plus: Effect of assumed conversion, net of tax	—	—	26

Income from continuing operations attributable to shareholders of Siemens AG plus effect of assumed conversion	2,252	1,704	3,736
Weighted average shares outstanding—basic	864,818	893,166	898,135
Effect of dilutive convertible debt securities and share-based payment	6,929	3,132	37,035

Weighted average shares outstanding—diluted	871,747	896,298	935,170
Basic earnings per share (from continuing operations)	2.60	1.91	4.13
Diluted earnings per share (from continuing operations)	2.58	1.90	3.99

The dilutive earnings per share computation does not contain weighted average shares of 2,695 thousand, 41 thousand and 1,260 thousand in fiscal 2009, 2008 and 2007, respectively, since the options’ exercise prices exceeded the average market price of ordinary shares and its inclusion would have been antidilutive in the years presented.

37. Segment information

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

Energy

The Siemens Energy Sector primarily addresses energy providers, but also industrial companies particularly in the oil and gas industry. Energy offers a complete spectrum of efficient products, services and solutions for the generation, transmission and distribution of power, and for the extraction, conversion and transport of oil and gas.

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

Equity Investments

Equity Investments is a reportable segment with its own management. Equity Investments contains investments accounted for under the equity method or at cost and current available for sale financial assets, which are not allocated to a Sector, Cross-Sector Business, SRE, Pensions or Treasury. As of September 30, 2009 and 2008, NSN, BSH and EN (see Note 4) are, among others, reported in Equity Investments. FSC, as of September 30, 2008 reported in Equity Investments, was sold in fiscal 2009.

Cross-Sector Businesses

Siemens IT Solutions and Services

Siemens IT Solutions and Services provides information and communications services primarily to customers in the commercial/industrial sector, in the energy, healthcare and service industries as well as to the public sector. Siemens IT Solutions and Services builds and operates both discrete and large-scale information and communications systems.

Siemens Financial Services (SFS)

SFS provides a variety of financial products and services both to third parties and to other Siemens entities and their customers.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

Reconciliation to Consolidated Financial Statements

Reconciliation to Consolidated Financial Statements contains businesses and items not directly related to Siemens’ reportable segments:

Other Operations Other Operations consist primarily of operating business activities not allocated to a Sector or Cross-Sector Business which are to be integrated into a Siemens Sector or Cross-Sector Business, divested, moved to a joint venture, or closed. Siemens completed these streamlining actions in the fourth quarter and therefore will discontinue reporting Other Operations in future periods.

Siemens Real Estate (SRE), which is no longer a segment, owns and manages a substantial part of Siemens’ real estate portfolio and offers a range of services encompassing real estate development, real estate disposal and asset management, as well as lease and services management. SRE started to bundle additional real estate in the second half of fiscal 2009.

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

Beginning with the first quarter of fiscal 2010, segment information will include a new line item, Centrally managed portfolio activities, mainly comprising centrally managed activities intended for divestment or closure as well as activities remaining from previously divested businesses. The electronics assembly systems business will be included in Centrally managed portfolio activities.

Measurement— Segments

Accounting policies for Segment Information are generally the same as those used for Siemens, which are described in Note 2. Lease transactions, however, are classified as operating leases for internal and segment reporting purposes. Corporate overhead is generally not allocated to segments. Intersegment transactions are based on market prices.

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

New orders:

New orders are determined principally as estimated revenue of accepted purchase orders and order value changes and adjustments, excluding letters of intent. New orders are supplementary information, provided on a voluntary basis. It is not part of the audited Consolidated Financial Statements.

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

Amortization, depreciation and impairments:

Amortization, depreciation and impairments presented in Segment Information includes depreciation and impairments of property, plant and equipment as well as amortization and impairments of intangible assets (other than goodwill).

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

Reconciliation to Siemens’ Consolidated Financial Statements

The following table reconciles total Assets of the Sectors, Equity Investments and Cross-Sector Businesses to Total assets of Siemens’ Consolidated Balance Sheets:

	September, 30
	2009	2008

Assets of Sectors	24,958	26,093
Assets of Equity Investments	3,833	5,587
Assets of Cross-Sector Businesses	11,945	11,569

Total Segment Assets	40,736	43,249

Reconciliation:
Assets Other Operations	(939)	(1,468)
Assets SRE	4,489	3,489
Assets of Corporate items and pensions	(7,049)	(6,483)
Eliminations, Corporate Treasury and other reconciling items of Segment Information:
Asset-based adjustments:
Intragroup financing receivables and investments	28,083	27,441
Tax-related assets	2,870	2,734
Liability-based adjustments:
Pension plans and similar commitments	5,938	4,361
Liabilities	38,112	42,415
Assets classified as held for disposal and associated liabilities	—	17
Eliminations, Corporate Treasury, other items	(17,314)	(21,292)

Total Eliminations, Corporate Treasury and other reconciling items of Segment Information	57,689	55,676

Total Assets in Siemens’ Consolidated Balance Sheets	94,926	94,463

In fiscal years 2009, 2008 and 2007, Corporate items and pensions in the column Profit includes €(1,342), €(3,966) and €(1,793) related to corporate items, as well as €(372), €106 and €70 related to pensions, respectively. Corporate items in fiscal 2009, comprise net expenses of €(235), due to the SG&A restructuring program and other ongoing personnel-related restructuring measures (see Note 5.). In fiscal 2009, Corporate items also include fees amounting to €(95) for outside advisors engaged by the Company in connection with investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities. Pensions in fiscal 2009 includes €(106) related to our mandatory membership in the German pension insurance association Pensionssicherungsverein (PSV). Increased insurance costs are primarily caused by a large number of insolvencies of other PSV members.

In fiscal 2008, Corporate items include €1,081 expense due to the SG&A restructuring program (see Note 5) as well as €1 billion in estimated fines in connection with settlement negotiations of legal matters with authorities in Germany and the U.S., €430 in fees for outside advisors engaged in connection with investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities (see Note 30), and €390 expense for establishing the Siemens Foundation (see Note 7).

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

							Additions to
							intangible
				Net cash provided by			assets and
				(used in)			property, plant
				operating activities			and equipment			Amortization, depreciation
	Free cash flow			(II)			(III)			and impairments
	(I)= (II)-(III)			Year ended			Year ended			Year ended
	Year ended September 30,			September 30,			September 30,			September 30,
	2009	2008	2007	2009	2008	2007	2009	2008	2007	2009	2008	2007

Segment Information— based on continuing operations	3,786	5,739	6,755	6,709	9,281	9,822	(2,923)	(3,542)	(3,067)	2,839	3,015	2,625
Discontinued Operations	(145)	(836)	(3,178)	(145)	(657)	(2,494)	—	(179)	(684)	—	90	968
Impairment(1)	—	—	—	—	—	—	—	—	—	85	108	158

Siemens Consolidated Statements of Cash Flow	3,641	4,903	3,577	6,564	8,624	7,328	(2,923)	(3,721)	(3,751)	2,924	3,213	3,751

(1)	Goodwill impairment and impairment of non-current available-for-sale financial assets.

Additional segment information

For the years ended September 30, 2009, 2008 and 2007, Profit of SFS includes interest income of €642, €549 and €553, respectively and interest expense of €377, €367 and €359, respectively. In fiscal 2009, Amortization, depreciation and impairments as well as the income statement line item income from investments accounted for under the equity method, net includes income of €51 related to the reversal of a previously recognized impairment of an investment held by SFS.

38.	Information about geographies

	Revenue by location of customer			Revenue by location of companies
	2009	2008(1)	2007(1)	2009	2008(1)	2007(1)

Europe, C.I.S., Africa, Middle East	43,288	44,895	42,425	47,817	49,432	46,430
Americas	20,754	20,107	19,321	20,215	19,760	19,154
Asia, Australia	12,609	12,325	10,702	8,619	8,135	6,864

Siemens	76,651	77,327	72,448	76,651	77,327	72,448

thereof Germany	11,525	12,797	12,594	20,357	21,160	20,848
thereof foreign countries	65,126	64,530	59,854	56,294	56,167	51,600
thereof U.S.	15,684	14,847	14,832	16,387	15,610	15,744

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

	Non-current assets
	September 30,
	2009	2008(1)	2007(1)

Europe, C.I.S., Africa, Middle East	16,509	16,686	15,299
Americas	13,233	13,796	10,710
Asia, Australia	2,428	2,193	1,666

Siemens	32,170	32,675	27,675

thereof Germany	7,542	7,404	6,514
thereof U.S.	11,977	12,600	9,738

(1)	certain prior year information was reclassified to conform to the fiscal 2009 presentation.

Non-current assets consist of property, plant and equipment, goodwill and other intangible assets.

39. Related party transactions

Joint ventures and associates

The Company has relationships with many of its joint ventures and associates in the ordinary course of business whereby the Company buys and sells a wide variety of products and services on arm’s length terms. Principal joint ventures and associates of the Company as of September 30, 2009 are NSN, BSH, Areva, KMW and EN.

In fiscal 2009 and 2008, sales of goods and services and other income from transactions with joint ventures and associates amounted to €1,264 and €1,225 in total, including €177 and €265 from transaction with joint ventures, respectively. Purchases of goods and services and other expense from transactions with joint ventures and associates amounted to €392 and €902 in total in fiscal 2009 and 2008, including €217 and €731 from transactions with joint ventures, respectively. As of September 30, 2009 and 2008, receivables from joint ventures and associates were €154 and €243, therein €25 and €45 related to receivables from joint ventures, respectively. Liabilities to joint ventures and associates were €86 and €146, therein €13 and €79 related to liabilities from joint ventures, respectively as of September 30, 2009 and 2008.

In addition as of September 30, 2009 and 2008, loans given to joint ventures and associates amounted to €869 and €91 in total, respectively. In October 2008, Siemens received a drawdown request by NSN for two tranches of €250 each in relation to a Shareholder Loan Agreement between Siemens and NSN. In September 2009, an additional tranche of €250 was agreed between Siemens and NSN and also utilized. After the expansion of the maturity of the first two tranches during the three months ended March 31, 2009, all tranches of this shareholder loan mature in fiscal 2013. Loans given to joint ventures amounted to €24 and €7 in total, respectively.

In the normal course of business the Company regularly reviews loans and receivables associated with joint ventures and associates, including NSN. In fiscal 2009, this review resulted in expenses related to valuation allowances totaling €37.

As of September 30, 2008, the Company had receivables totaling €98 from the Siemens German Pension Trust as well as the BSAV Trust in connection with the contribution of the SEN business into EN. The amount was offset against the pension plan assets and increased Pension plans and similar commitments. During fiscal 2009, the amount was transferred to the Company. For information regarding the funding of our principal pension plans refer to Note 24.

As of September 30, 2009 and 2008, guarantees to joint ventures and associates amounted to €5,740 and €6,575 in total, respectively. These amounts include the HERKULES obligations of €3,490 and €3,890 as of

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

September 30, 2009 and 2008. For information regarding the HERKULES obligations as well as for information regarding guarantees in connection with the contribution of the carrier related operations into NSN and the SEN operations into EN see Note 29 Commitments and contingencies. Guarantees to joint ventures amounted to €48 and €—, respectively as of September 30, 2009 and 2008.

As of September 30, 2009 and 2008, the Company has commitments to make capital contributions of €247 and €185 to its joint ventures and associates, therein €— and €1 related to joint ventures, respectively. For further information see Note 29 Commitments and contingencies.

Related individuals

Related individuals include the members of the Managing Board and Supervisory Board.

In fiscal 2009, 2008 and 2007 members of the Managing Board received cash compensation of €17.9, €25.9 and €33.1. The fair value of stock-based compensation amounted to €9.4, €10.5 and €8.5, respectively in fiscal 2009, 2008 and 2007. In fiscal 2009, 2008 and 2007 the Company granted contributions under the BSAV to members of the Managing Board totaling €4.5, €15.1 and €13.6. Furthermore members of the Managing Board in fiscal 2009, 2008 and 2007 received termination benefits of €—, €21.5 and €—, including severance payments and transitional payments.

Therefore in fiscal 2009, 2008 and 2007, compensation and benefits, attributable to members of the Managing Board amounted to €31.8, €73.0 and €55.2 in total, respectively.

In fiscal 2009 expense related to share-based payment and to the Share Matching Program amounted to €5.2. In fiscal 2008 and 2007 expense related to share-based payment was €12.0 and €5.1, respectively. For further information regarding Share Matching Program, see Note 34.

In addition, in fiscal 2009 a post-contractual non-compete agreement was signed with a former member of the Managing Board that is effective for a period of 16 months beginning on December 1, 2008. As compensation for this, a total amount of U.S.$2,769,995 (approximately €2.1) will be paid. Of this total, he received U.S.$1,846,667 as a one-time payment in December 2008; the rest will be paid in monthly installments of U.S.$57,708 each.

In fiscal 2007, in consideration of the non-compete arrangement, the additional consulting services, and in settlement of other claims, a former member of the Managing Board was promised payments totaling €5.75.

Compensation attributable to members of the Supervisory Board comprises fixed-compensation, short-term variable compensation and long-term variable compensation. In fiscal 2009, 2008 and 2007, compensation, attributable to members of the Supervisory Board amounted to €3.2, €3.3 and €3.3 in total, therein €0.7, €— and €0.7 related to long-term variable compensation, respectively.

In fiscal 2007, a guarantee was provided by the Company for a bond issued by a bank in connection with the release from custody of a former member of our Corporate Executive Committee. In fiscal 2008, the guarantee was released. No other major transactions took place between the Company and the other members of the Managing Board and the Supervisory Board.

In addition, some of the members of the Company’s Supervisory Board and Managing Board hold positions of significant responsibility with other entities. Siemens has relationships with almost all of these entities in the ordinary course of business whereby the Company buys and sells a wide variety of products and service on arm’s length terms. Dr. Josef Ackermann is the Chairman of the Management Board of Deutsche Bank AG. The Company’s transactions with Deutsche Bank AG are conducted on arm’s length basis and include securities underwriting, other investment banking services, and credit, money market and foreign exchange business as well as transaction banking services.

PART III, (CONTINUED)

ITEM 19:	EXHIBITS

Exhibit
Number	Description of Exhibit

1.1	English translation of Articles of Association of Siemens Aktiengesellschaft updated as of March 2009
2.1	The total amount of long-term debt securities authorized under any instrument does not exceed 10% of the total assets of the Company on a consolidated basis. We hereby agree to furnish to the Commission, upon its request, a copy of any instrument defining the rights of holders of long-term debt of Siemens Aktiengesellschaft or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.
8.1	List of Subsidiaries
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Chief Executive Officer pursuant to 18. U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to 18. U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft
15.2	Consent of KPMG AG Wirtschaftsprüfungsgesellschaft
15.3	Letter from KPMG AG Wirtschaftsprüfungsgesellschaft to the Securities and Exchange Commission regarding Item 16F

III-1

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused the undersigned to sign this annual report on its behalf.

Date: December 4, 2009

Siemens Aktiengesellschaft

/s/  Peter Löscher
Peter Löscher
President and Chief Executive Officer

/s/  Joe Kaeser
Joe Kaeser
Executive Vice President and Chief Financial Officer

/s/  Dr. Klaus Patzak
Dr. Klaus Patzak
Corporate Vice President and Controller

III-2