Form 20-F/A
period 2009-09-30
SIEMENS AKTIENGESELLSCHAFT
filed 2010-04-23
CIK 1135644

As filed with the Securities and Exchange Commission on April 23, 2010

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
(AMENDMENT NO. 1)

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
Telephone: +49 (89) 636-00
(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Name of each exchange
Title of each class	on which registered
American Depositary Shares, each representing one
Common Share, no par value	New York Stock Exchange
Common Shares, no par value*	New York Stock Exchange
* Listed, not for trading or quotation purposes, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

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
Yes ☐ No ☐

     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)
     Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☑	Other ☐
     If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐ Item 18 ☐
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☑

EXPLANATORY NOTE
PART III
ITEM 17. FINANCIAL STATEMENTS
ITEM 19: EXHIBITS
SIGNATURES
Exhibit 12.1
Exhibit 12.2
Exhibit 13.1
Exhibit 13.2
Exhibit 15.4
Exhibit 15.5

EXPLANATORY NOTE
     This Amendment No. 1 on Form 20-F/A (“Amendment No. 1”) to the Annual Report on Form 20-F of Siemens Aktiengesellschaft (the “Company”) for the fiscal year ended September 30, 2009, filed on December 4, 2009 (the “2009 Form 20-F”), amends the Company’s 2009 Form 20-F to include audited consolidated financial statements of Nokia Siemens Networks B.V. (“NSN”) for the fiscal years ended December 31, 2009 and December 31, 2008, and NSN’s results of operations and cash flows for the nine-month period ended December 31, 2007 as required pursuant to Rule 3-09 of Regulation S-X by amending “Item 17—Financial Statements” and “Item 19—Exhibits.”
     Other than as set forth herein, the Company has not modified or updated any other disclosures and has made no changes to the items or sections in the Company’s 2009 Form 20-F. Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any part of the Company’s 2009 Form 20-F or reflect any events that have occurred after the 2009 Form 20-F was filed on December 4, 2009. The filing of this Amendment No. 1, and the inclusion of newly executed certifications, should not be understood to mean that any other statements contained in the original filing are true and complete as of any date subsequent to December 4, 2009. Accordingly, this Amendment No. 1 should be read in conjunction with the 2009 Form 20-F and the documents filed with or furnished to the Securities and Exchange Commission by the Company subsequent to December 4, 2009, including any amendments to such documents.
PART III
ITEM 17. FINANCIAL STATEMENTS
     Reference is made to pages F-1 through F-102 of the Company’s 2009 Form 20-F, which are incorporated herein by reference.
     Consolidated financial statements and notes thereto of NSN for its fiscal years ended December 31, 2009 and December 31, 2008, and NSN’s results of operations and cash flows for the nine-month period ended December 31, 2007 are attached as an exhibit hereto.

ITEM 19: EXHIBITS

Exhibit
Number	Description of Exhibit
1.1	English translation of Articles of Association of Siemens Aktiengesellschaft updated as of March 2009*

2.1	The total amount of long-term debt securities authorized under any instrument does not exceed 10% of the total assets of the Company on a consolidated basis. We hereby agree to furnish to the Commission, upon its request, a copy of any instrument defining the rights of holders of long-term debt of Siemens Aktiengesellschaft or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

8.1	List of Subsidiaries*

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to 18. U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to 18. U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft*

15.2	Consent of KPMG AG Wirtschaftsprüfungsgesellschaft*

15.3	Letter from KPMG AG Wirtschaftsprüfungsgesellschaft to the Securities and Exchange Commission regarding Item 16F*

15.4	Consolidated financial statements and notes of Nokia Siemens Networks B.V. for its fiscal years ended December 31, 2009 and December 31, 2008 and its results of operations and cash flows for the nine-month period ended December 31, 2007.

15.5	Consent of PricewaterhouseCoopers Oy, independent registered public accounting firm of Nokia Siemens Networks B.V.

*	Previously filed as an exhibit to the Company’s 2009 Form 20-F.

III-1

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Amendment No. 1 to the annual report on its behalf.

SIEMENS AKTIENGESELLSCHAFT
Date: April 23, 2010	/s/ Peter Löscher
Peter Löscher
President and Chief Executive Officer

/s/ Joe Kaeser
Joe Kaeser
Executive Vice President and Chief Financial Officer

/s/ Dr. Klaus Patzak
Dr. Klaus Patzak
Corporate Vice President and Controller

III-2