Form 20-F
period 2010-09-30
SIEMENS AKTIENGESELLSCHAFT
filed 2010-12-02
CIK 1135644

As filed with the Securities and Exchange Commission on December 2, 2010

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended September 30, 2010
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

  The number of outstanding shares of each of the issuer’s classes of capital or common stock as of September 30, 2010: 869,837,005 common shares, no par value.

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
Yes  ☐     No  ☑

FORWARD LOOKING STATEMENTS

This Form 20-F contains forward-looking statements and information — that is, statements related to future, not past, events. These statements may be identified by words such as “expects,” “looks forward to,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “project” or words of similar meaning. Such statements are based on the current expectations and certain assumptions of Siemens’ management, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect Siemens’ operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. In particular, Siemens is strongly affected by changes in general economic and business conditions as these directly impact its processes, customers and suppliers. This may negatively impact our revenue development and the realization of greater capacity utilization as a result of growth. Yet due to their diversity, not all of Siemens’ businesses are equally affected by changes in economic conditions; considerable differences exist in the timing and magnitude of the effects of such changes. This effect is amplified by the fact that, as a global company, Siemens is active in countries with economies that vary widely in terms of growth rate. Uncertainties arise from, among other things, the risk of customers delaying the conversion of recognized orders into revenue or cancellations of recognized orders, of prices declining as a result of continued adverse market conditions by more than is currently anticipated by Siemens’ management or of functional costs increasing in anticipation of growth that is not realized as expected. Other factors that may cause Siemens’ results to deviate from expectations include developments in the financial markets, including fluctuations in interest and exchange rates (in particular in relation to the U.S. dollar), in commodity and equity prices, in debt prices (credit spreads) and in the value of financial assets generally. Any changes in interest rates or other assumptions used in calculating pension obligations may impact Siemens’ defined benefit obligations and the anticipated performance of pension plan assets resulting in unexpected changes in the funded status of Siemens’ pension and post-employment benefit plans. Any increase in market volatility, further deterioration in the capital markets, decline in the conditions for the credit business, continued uncertainty related to the subprime, financial market and liquidity crises, or fluctuations in the future financial performance of the major industries served by Siemens may have unexpected effects on Siemens’ results. Furthermore, Siemens faces risks and uncertainties in connection with certain strategic reorientation measures; the performance of its equity interests and strategic alliances; the challenge of integrating major acquisitions and implementing joint ventures and other significant portfolio measures; the introduction of competing products or technologies by other companies or market entries by new competitors; changing competitive dynamics (particularly in developing markets); the risk that new products or services will not be accepted by customers targeted by Siemens; changes in business strategy; the outcome of pending investigations, legal proceedings and actions resulting from the findings of, or related to the subject matter of, such investigations; the potential impact of such investigations and proceedings on Siemens’ business, including its relationships with governments and other customers; the potential impact of such matters on Siemens’ financial statements, and various other factors. More detailed information about certain of the risk factors affecting Siemens is contained throughout this report and in Siemens’ other filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens neither intends to, nor assumes any obligation to, update or revise these forward-looking statements in light of developments which differ from those anticipated.

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

We have presented the selected financial data below as of and for each of the years in the five-year period ended September 30, 2010 in accordance with IFRS. For fiscal years 2010 to 2007, we present our Consolidated Financial Statements prepared in accordance with IFRS. In addition, we published our first IFRS Consolidated Financial Statements for fiscal years 2006 and 2005 as supplemental information in December 2006. The IFRS selected financial data set forth below should be read in conjunction with, and are qualified in their entirety by reference to, the Consolidated Financial Statements and the Notes thereto presented elsewhere in this document.

We have also presented the selected financial data below as of and for each of the years in the two-year period ended September 30, 2007 in accordance with U.S. GAAP. For fiscal years 2010, 2009 and 2008, Siemens is not required to prepare and present financial data in accordance with U.S. GAAP. For fiscal years 2007 and 2006, the selected financial data has been derived from a reconciliation of our IFRS Consolidated Financial Statements to U.S. GAAP.

	Year ended September 30,
Income statement data	2010(1)	2009(1)	2008(1)	2007(1)	2006(1)
	(in millions of €, except per share data)

Amounts in accordance with IFRS:
Revenue	75,978	76,651	77,327	72,448	66,487
Income from continuing operations before income taxes	5,811	3,891	2,874	5,101	3,418
Income from continuing operations	4,112	2,457	1,859	3,909	2,642
Income (loss) from discontinued operations, net of income taxes	(44)	40	4,027	129	703
Net income	4,068	2,497	5,886	4,038	3,345
Basic earnings per share
Income from continuing operations	4.54	2.60	1.91	4.13	2.78
Income (loss) from discontinued operations	(0.05)	0.05	4.50	0.11	0.74
Net income	4.49	2.65	6.41	4.24	3.52
Diluted earnings per share
Income from continuing operations	4.49	2.58	1.90	3.99	2.77
Income (loss) from discontinued operations	(0.05)	0.05	4.49	0.11	0.74
Net income	4.44	2.63	6.39	4.10	3.51

	Year ended September 30,
	2010(1)	2009(1)	2008(1)	2007(1)	2006(1)
	(in millions of €, except per share data)

Amounts in accordance with U.S. GAAP:
Net sales	N/A	N/A	N/A	78,890	77,559
Income from continuing operations before income taxes	N/A	N/A	N/A	3,250	3,728
Income from continuing operations, net of income taxes	N/A	N/A	N/A	2,064	2,650
Income (loss) from discontinued operations, net of income taxes	N/A	N/A	N/A	353	393
Net income	N/A	N/A	N/A	2,417	3,043
Basic earnings per share
Income from continuing operations	N/A	N/A	N/A	2.30	2.97
Income (loss) from discontinued operations	N/A	N/A	N/A	0.39	0.45
Net income	N/A	N/A	N/A	2.69	3.42
Diluted earnings per share
Income from continuing operations	N/A	N/A	N/A	2.29	2.85
Income (loss) from discontinued operations	N/A	N/A	N/A	0.39	0.42
Net income	N/A	N/A	N/A	2.68	3.27

	At September 30,
Balance sheet data	2010	2009	2008	2007	2006
	(in millions of €)

Amounts in accordance with IFRS:
Total assets	102,827	94,926	94,463	91,555	87,528
Long-term debt	17,497	18,940	14,260	9,860	13,122
Total equity	29,096	27,287	27,380	29,627	25,895
Common stock	2,743	2,743	2,743	2,743	2,673

Amounts in accordance with U.S. GAAP:
Total assets	N/A	N/A	N/A	93,470	90,770
Long-term debt	N/A	N/A	N/A	9,853	13,399
Shareholders’ equity	N/A	N/A	N/A	30,379	28,926
Common stock	N/A	N/A	N/A	2,743	2,673

(1)	Under IFRS, the historical results of the former segments Communications (Com) and Siemens VDO Automotive (SV) are reported as discontinued operations in the Company’s Consolidated Statements of Income for all periods presented and the assets and liabilities were classified on the balance sheet as held for disposal. For further information see “Notes to Consolidated Financial Statements.”

The number of shares outstanding at September 30, 2010, 2009, 2008, 2007 and 2006 was 869,837,005; 866,425,760; 861,557,756; 914,203,038 and 891,086,826, respectively.

Dividends

The following table sets forth in euros and in U.S. dollars the dividend paid per share for the years ended September 30, 2006, 2007, 2008, 2009 and the proposed dividend per share for the year ended September 30, 2010. Owners of our shares who are United States residents should be aware that they will be subject to German withholding tax on dividends received. See Item 10: “Additional information — Taxation.”

	Dividend paid
	per share
Year ended September 30,	Euro		U.S. dollar

2006	1.45		1.88
2007	1.60		2.36
2008	1.60		2.11
2009	1.60		2.25
2010	2.70	(1)	—

(1)	Proposed by the Managing Board and the Supervisory Board; to be approved by the shareholders at the Annual Shareholders’ Meeting on January 25, 2011.

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

Fiscal year ended September 30,	Average

2006	1.2361
2007	1.3420
2008	1.5067
2009	1.3556
2010	1.3539

The following table shows the noon buying rates for euro in U.S. dollars for the last six months and for November 2010 up to and including November 24, 2010.

2010	High	Low

May	1.3183	1.2224
June	1.2385	1.1959
July	1.3069	1.2464
August	1.3282	1.2652
September	1.3638	1.2708
October	1.4066	1.3688
November (through November 24)	1.4205	1.3350

On November 24, 2010, the noon buying rate was U.S.$1.3350 per €1.00.

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

Risk factors

Our business, financial condition and results of operations could suffer material adverse effects due to any of the risks described below. While we have described below all the risks that we consider material, those risks are not the only ones we face. Additional risks not known to us or that we currently consider immaterial may also impair our business operations.

Strategic

We operate in highly competitive markets, which are subject to price pressures and rapid changes:  The worldwide markets for our products and solutions are highly competitive in terms of pricing, product and service quality, development and introduction time, customer service and financing terms. In many of our businesses, we face downward price pressure and we are or could be exposed to market downturns or slower growth, which may increase in times of declining investment activities and consumer demand. We face strong competitors, some of which are larger and may have greater resources in a given business area, as well as competitors from emerging markets, which may have a better cost structure. Some industries in which we operate are undergoing consolidation, which may result in stronger competitors and a change in our relative market position. Certain competitors might be more effective and faster in capturing available market opportunities, which in turn may negatively impact our market share. These factors alone or in combination may negatively impact our financial condition, including effects on assets, liabilities and cash flows (financial condition), and results of operations.

Our business is affected by the uncertainties of economic and political conditions, in particular, in the current macroeconomic environment following the global downturn and financial crisis:  Our business environment is influenced by conditions in the domestic and global economies. In fiscal 2010, certain indices and economic data showed signs of improvement and stabilization in the macroeconomic environment compared to the situation during fiscal 2009, which was characterized by a strong decline in consumer and business confidence, increased unemployment and reduced levels of capital expenditure, among other things. In light of the latest economic developments, the high degree of unemployment in certain countries, the level of public debt in the U.S., as well as in Greece and other European countries, uncertainties with respect to the stability of the Chinese economy, and the potential impact of budget consolidation measures by governments around the world, there can be no assurance that these improvements will be broad-based and sustainable, and it is unclear, how they will affect the markets relevant for us. In general, due to the significant proportion of longer-cycle businesses in our Sectors and the importance of long-term contracts for Siemens, there is usually a time lag between the development of macroeconomic conditions and their impact on our financial results. If the improvements are only temporary and if we are not successful in adapting our production and cost structure to the current market environment there can be no assurance that we will not experience further adverse effects that may be material to our financial condition, results of operations and our ability to access capital. For example, it may become more difficult for our customers to obtain financing and as a result they may modify, delay or cancel plans to purchase our products and services or to execute transactions. Furthermore, prices may decline as a result of adverse market conditions to a greater extent than currently anticipated. In addition, contracted payment terms, especially regarding the level of advance payments by our customers relating to long-term projects, may become less favorable, which could negatively impact our cash flows. Additionally, if customers are not successful in generating sufficient revenue or securing access to the capital markets they may not be able to pay, or may delay payment of, the amounts they owe us, which may adversely affect our financial condition and results of operations.

Numerous other factors, such as fluctuations of energy and raw material prices as well as global political conflicts, including in the Middle East and other regions, continue to impact macroeconomic parameters and the international capital and credit markets. The uncertainty of economic and political conditions can have a material adverse impact on our investments, financial condition and results of operations and can also make our budgeting and forecasting more difficult.

Our Sectors and Cross-Sector Businesses are affected by a variety of market conditions and regulation. For example, our Industry Sector is vulnerable to unfavorable market conditions in certain segments of the automotive, manufacturing and construction industries. Our Healthcare Sector, in turn, is dependent on developments and regulations in the healthcare systems around the world, particularly in the important U.S. healthcare market. Finally, our Energy Sector is exposed to the development of global energy demand and is considerably affected by regulations related to energy and environmental policies.

Our businesses must keep pace with technological changes and develop new products and services to remain competitive:  The markets in which our businesses operate experience rapid and significant changes due to the introduction of innovative technologies. To meet our customers’ needs in these areas we must continuously design new, and update existing products and services and invest in and develop new technologies. Introducing new products and technologies requires a significant commitment to research and development, which in return requires considerable financial resources that may not always result in success. Our sales and profits may suffer if we invest in technologies that do not operate or may not be integrated as expected or are not accepted in the marketplace as anticipated or if our products or systems are not introduced to the market in a timely manner, in particular compared to our competitors, or as they become obsolete. Furthermore, in some of our markets, the need to develop and introduce new products rapidly in order to capture available opportunities may lead to quality problems. Our operating results depend to a significant extent on our ability to anticipate and adapt to changes in markets and to reduce the costs of producing high-quality, new and existing products. Any inability to do so could have a material adverse effect on our financial condition and results of operations.

Our financial condition and results of operations may be adversely affected by continued strategic reorientations and cost-cutting initiatives:  We are in a continuous process of strategic reorientation and constantly engage in cost-cutting initiatives, including in connection with ongoing capacity adjustment measures and structural initiatives, for example, in the Cross-Sector Business Siemens IT Solutions and Services. Capacity adjustments through consolidation of business activities and manufacturing facilities, and the streamlining of product portfolios are also part of these cost reduction efforts. These measures may negatively impact our financial condition and results of operations. Any future contribution of these measures to our profitability will be influenced by the actual savings achieved and by our ability to sustain these ongoing efforts.

Our financial condition and results of operations may be adversely affected by portfolio measures:  Our strategy includes divesting our interests in some business areas and strengthening others through portfolio measures, including mergers and acquisitions.

With respect to dispositions, we may not be able to divest some of our activities as planned, and the divestitures we do carry out could have a negative impact on our financial condition, results of operations and, potentially, our reputation.

Mergers and acquisitions are inherently risky because of difficulties that may arise when integrating people, operations, technologies and products. There can be no assurance that any of the businesses we acquire can be integrated successfully and as timely as originally planned or that they will perform well once integrated. In addition, we may incur significant acquisition, administrative and other costs in connection with these transactions, including costs related to integration of acquired businesses. Furthermore, portfolio measures may result in additional financing needs and adversely affect our financial leverage and our debt-to-equity ratio. Acquisitions may also lead to substantial increases in intangible assets, including goodwill. Our balance sheet reflects a significant amount of intangible assets, including goodwill. Among our businesses, the largest amount of goodwill is allocated to the Divisions Diagnostics and Imaging & IT of the Healthcare Sector, and Industry Automation of the Industry Sector. If we were to encounter continuing adverse business developments including negative effects on our revenues, profits or on cash, or adverse effects from an increase in the weighted average cost of capital (WACC) or from foreign exchange rate developments or otherwise perform worse than expected at acquisition, then these intangible assets, including goodwill, e.g., at the Diagnostics Division, might have to be written down further and could materially and adversely affect our results of operations. The likelihood of such adverse business developments increases in times of difficult or uncertain macroeconomic conditions. For example, as a result of a strategic review which was finalized in the fourth quarter of fiscal 2010, the Diagnostics Division’s medium-term growth prospects and the long-term market development in laboratory diagnostics have been reassessed and the Division’s business planning has been adjusted accordingly to reflect expected lower growth prospects. The adjusted business plan was the basis for the annual goodwill impairment test in the fourth quarter of fiscal 2010, which resulted in a goodwill impairment of €1.145 billion with respect to the goodwill allocated to the Diagnostics Division.

We may be adversely affected by our equity interests and strategic alliances:  Our strategy includes strengthening our business interests through joint ventures, associated companies and strategic alliances. Certain of our investments are accounted for using the equity method, including, among others, Nokia Siemens Networks B.V. (NSN), Enterprise Networks Holdings B.V. (EN), BSH Bosch und Siemens Hausgeräte GmbH (BSH) and Kraus-Maffei Wegmann GmbH&Co.KG (KMW). Any factors negatively influencing the profitability of our equity investments, including negative effects on revenues, profits or on cash, could have an adverse effect on our equity pick-up related to these equity interests or may result in a write-down of these investments. In addition, our financial condition and results of operations could also be adversely affected in connection with loans, guarantees or non-compliance with financial covenants related to these equity investments. Furthermore, such investments are inherently risky as we may not be able to sufficiently influence corporate governance processes or business decisions taken by our equity investments and strategic alliances that may have a negative effect on our business. In addition, joint ventures bear the risk of difficulties that may arise when integrating people, operations, technologies and products. Strategic alliances may also pose risks for us because we compete in some business areas with companies with which we have strategic alliances.

Operations

We are dependent upon hiring and retaining highly qualified management and technical personnel:  Competition for highly qualified management and technical personnel remains intense in the industries and regions in which our Sectors and Cross-Sector Businesses operate, in particular, in times of economic recovery. In many of our business areas, we intend to expand our business activities, for which we will need highly skilled employees. Our future success depends in part on our continued ability to hire, assimilate and retain engineers and other qualified personnel. There can be no assurance that we will continue to be successful in attracting and retaining all the highly qualified employees and key personnel needed in the future, including in appropriate geographic locations, and any inability to do so could have a material adverse effect on our business.

Increased IT security threats and higher levels of professionalism in computer crime could pose a risk to our systems, networks, products, solutions and services:  We observe a global increase in IT security threats and higher levels of professionalism in computer crime, which pose a risk to the security of systems and networks and the confidentiality, availability and integrity of data. While we attempt to mitigate these risks by employing a number of measures, including employee training, comprehensive monitoring of our networks and systems, and maintenance of backup and protective systems such as firewalls and virus scanners, our systems, networks, products, solutions and services remain potentially vulnerable to attacks. Depending on their nature and scope, such attacks could potentially lead to the leakage of confidential information, improper use of our systems and networks, manipulation and destruction of data, defective products, production downtimes and supply shortages, which in turn could adversely affect our reputation, competitiveness and results of operations.

We may face interruption of our supply chain, including the inability of third parties to deliver parts, components and services on time, and could be subject to rising raw material prices:  Our financial performance depends in part on reliable and effective supply chain management for components, sub-assemblies and other materials. Capacity constraints and supply shortages resulting from ineffective supply chain management may lead to delays and additional cost. We rely on third parties to supply us with parts, components and services. Using third parties to manufacture, assemble and test our products reduces our control over manufacturing yields, quality assurance, product delivery schedules and costs. The third parties that supply us with parts and components also have other customers and may not have sufficient capacity to meet all of their customers’ needs, including ours, during periods of excess demand. Component supply delays can affect the performance of our Sectors. Although we work closely with our suppliers to avoid supply-related problems, there can be no assurance that we will not encounter supply problems in the future or that we will be able to replace a supplier that is not able to meet our demand. This risk is particularly evident in businesses with a very limited number of suppliers. Shortages and delays could materially harm our business. Unanticipated increases in the price of components due to market shortages or other reasons could also adversely affect the performance of our Sectors.

Our Sectors purchase raw materials including copper, steel, aluminum and oil, which exposes them to fluctuations in energy and raw material prices. In recent times, commodities have been subject to volatile markets, and such volatility is expected to continue. If we are not able to compensate for our increased costs or pass them on to customers, price increases could have a material adverse impact on our financial results. In contrast, in times of falling commodity prices, we may not fully profit from such price decreases as we attempt to reduce the risk of rising commodity prices by several means, such as long-term contracting or physical and financial hedging. In addition to price pressure that we may face from our customers expecting to benefit from falling commodity prices or adverse market conditions, this could also adversely affect our results of operations.

We may face operational failures and quality problems in our value chain processes:  Our value chain comprises all steps, from research and development to supply chain management, production, marketing, sales and services. Operational failures in our value chain processes could result in quality problems or potential product, labor safety, regulatory or environmental risks. Such risks are particularly present in relation to our production facilities, which are located all over the world and have a high degree of organizational and technological complexity. From time to time, some of the products we sell might have quality issues resulting from the design or manufacture of such products or from the software integrated into them. Such operational failures or quality issues could have a material adverse effect on our financial condition and results of operations.

Our financial condition and results of operations may be adversely affected by cost overruns or additional payment obligations related to the management of our long-term, fixed price or turnkey projects:  We perform a portion of our business, especially large projects, under long-term contracts that are awarded on a competitive bidding basis. Some of these contracts are inherently risky because we may assume substantially all of the risks associated with completing the project and the post-completion warranty obligations. For example, we face the risk that we must satisfy technical requirements of a project even though we may not have gained experience with those requirements before we win the project. The profit margins realized on such fixed-priced contracts may vary from original estimates as a result of changes in costs and productivity over their term. We sometimes bear the risk of unanticipated project modifications, shortage of key personnel, quality problems, financial difficulties of our customers, cost overruns or contractual penalties caused by unexpected technological problems, unforeseen developments at the project sites, performance problems with our suppliers, subcontractors and consortium partners or other logistical difficulties. Certain of our multi-year contracts also contain demanding installation and maintenance requirements, in addition to other performance criteria relating to timing, unit cost requirements and compliance with government regulations, which, if not satisfied, could subject us to substantial contractual penalties, damages, non-payment and contract termination. There can be no assurance that contracts and projects, in particular those with long-term duration and fixed-price calculation, can be completed profitably. For additional information, see Item 5: “Operating and financial review and prospects — Critical accounting estimates.”

Financial

We are exposed to currency risks and interest rate risks:  We are exposed to fluctuations in exchange rates, especially between the U.S. dollar and the euro, because a high percentage of our business volume is conducted in the U.S. and as exports from Europe. In addition, we are exposed to currency effects involving the currencies of emerging markets such as China, India and Brazil. As a result, a strong euro in relation to the U.S. dollar and other currencies can have a material impact on our other revenues and results. Certain currency risks as well as interest rate risks are hedged on a Company-wide basis using derivative financial instruments. Depending on the development of foreign currency exchange rates, our hedging activities can have significant effects on our cash flow. Our Sectors and Cross-Sector Businesses engage in currency hedging activities which sometimes do not qualify for hedge accounting. In addition, our Corporate Treasury has interest rate hedging activities which also do not qualify for hedge accounting, and are subject to changes in interest rates. Accordingly, exchange rate and interest rate fluctuations may influence our results and lead to earnings volatility. A strengthening of the euro (particularly against the U.S. dollar) may also change our competitive position, as many of our competitors may benefit from having a substantial portion of their costs based in weaker currencies, enabling them to offer their products at lower prices.

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

Our future financing via Corporate Treasury may be affected by the uncertainties of economic conditions and the development of capital and bank markets:  Our Corporate Treasury is responsible for the financing of the Company and our Sectors and Cross-Sector Businesses. Negative developments in the foreign exchange, money or capital markets, such as limited availability of funds (particularly U.S. dollar funds), may increase our overall cost of funding. The worldwide financial market crisis has had a global impact on the capital markets. These developments and the higher risk awareness of investors and of governments, in particular, may lead to further politically influenced regulation of the financial sector, could influence our future possibilities of obtaining debt financing, and may significantly increase credit spreads. Regarding our Corporate Treasury activities, deteriorating credit quality and/or default of counterparties may adversely affect our results.

Downgrades of our ratings could increase our cost of capital and could negatively affect our businesses:  Our financial condition and results of operations are influenced significantly by the actual and expected performance of the Sectors and Cross-Sector Businesses, as well as the Company’s portfolio measures. An actual or expected negative development of our results of operations or cash flows or an increase in our net debt position could result in the deterioration of our credit rating. Downgrades by rating agencies could increase our cost of capital, may reduce our potential investor base and may negatively affect our businesses.

Our financing activities subject us to various risks, including credit, interest rate and foreign exchange risk:  We provide our customers with various forms of direct and indirect financing in connection with large projects such as those undertaken by our Energy Sector. We finance a large number of smaller customer orders, for example the leasing of medical equipment, in part through SFS. SFS also incurs credit risk by financing third-party equipment or by taking direct or indirect participations in financings, such as syndicated loans. In part, we take a security interest in the assets we finance or we receive additional collateral. We may lose money if the credit quality of our customers deteriorates or if they default on their payment obligation to us, if the value of the assets in which we have taken a security interest or additional collateral declines, if interest rates or foreign exchange rates fluctuate, or if the projects in which we invest are unsuccessful. Potential adverse changes in economic conditions could cause a further decline in the fair market values of financial assets and customer default rates to increase substantially and asset and collateral values to decline, resulting in losses which could have a negative effect on our financial condition and results of operations.

Our financial condition and results of operations may be adversely affected by several parameters influencing the funded status of our pension benefit plans:  The funded status of our pension plans may be affected by an increase or decrease in the defined benefit obligation (DBO), as well as by an increase or decrease in the value of plan assets. Pensions are accounted for in accordance with actuarial valuations, which rely on statistical and other factors in order to anticipate future events. These factors include key pension plan valuation assumptions such as the discount rate, expected rate of return on plan assets, rate of future compensation increases and pension progression. Actual developments may differ from assumptions due to changing market and economic conditions, thereby resulting in an increase or decrease in the DBO. Significant movements in financial markets or a change in the portfolio mix of invested assets can result in corresponding increases or decreases in the value of plan assets, particularly equity securities, or in a change of the expected rate of return on plan assets. Also, changes in pension plan assumptions can affect net periodic pension cost. For example, a change in discount rates or in the expected return on plan assets assumptions may result in changes in the net periodic benefit cost in the following financial year. In order to comply with local pension regulations in selected foreign countries, we may face a risk of increasing cash outflows to reduce an underfunding of our pension plans in these countries, if any. At the end of fiscal 2010, the combined funded status of Siemens’ principal pension benefit plans showed an underfunding of €6.4 billion, compared to an underfunding of €4.0 billion at the end of fiscal 2009. Further, the combined funded status of Siemens’ principal other post-employment benefit plans showed an underfunding of €0.7 billion at the end of fiscal 2010, compared to an underfunding of €0.6 billion at the end of the prior fiscal year. Other liabilities for pension plans and similar commitments amounted to €1.2 billion at the end of fiscal 2010, compared to €1.1 billion at the end of the prior fiscal year. For further information, see Item 5: “Operating and financial review and prospects — Critical accounting estimates” and “Notes to Consolidated Financial Statements.”

Compliance

We are subject to regulatory risks associated with our international operations:  Protectionist trade policies and changes in the political and regulatory environment in the markets in which we operate such as foreign exchange import and export controls, tariffs and other trade barriers and price or exchange controls could affect our business in several national markets, impact our sales and profitability and make the repatriation of profits difficult, and may expose us to penalties, sanctions and reputational damage. In addition, the uncertainty of the legal environment in some regions could limit our ability to enforce our rights. For example, as a globally operating organization, we conduct business with customers in countries that are subject to export control regulations, embargos, sanctions or other forms of trade restrictions imposed by the U.S., the European Union or other countries or organizations. Business with customers in Iran has recently become subject to significant further regulation under Resolution 1929 (2010) of the Security Council of the United Nations, the U.S. Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010 enacted on July 1, 2010 as well as the Council Regulation

(EU) No. 961/2010 of October 25, 2010 on restrictive measures against Iran and repealing Regulation (EC) No. 423/2007. Even though we have decided, as a general rule, as described in more detail in Item 4: “Information on the Company — Overview,” not to enter into new contracts with customers in Iran, we may still conduct certain business activities and provide products and services to customers in Iran under limited circumstances in accordance with the detailed policies implementing this general rule. New or tightened export control regulations, sanctions, embargos or other forms of trade restrictions imposed on Iran or on other sanctioned countries in which we do business may result in a curtailment of our existing business in such countries and in an adaptation of our policies. In addition, the termination of our activities in Iran or other sanctioned countries may expose us to customer claims and other actions. We are currently in the process of evaluating the potential impact, if any, of the Iran legislation referenced above on, among other things, pre-existing contractual obligations in our Energy Sector’s business in Iran.

We expect that sales to emerging markets will continue to account for an increasing portion of our total revenue, as our business naturally evolves and as developing nations and regions around the world increase their demand for our offering. Emerging market operations present several risks, including civil disturbances, health concerns, cultural differences such as employment and business practices, volatility in gross domestic product, economic and governmental instability, the potential for nationalization of private assets and the imposition of exchange controls. In particular, the Asian markets are important for our long-term growth strategy, and our sizeable operations in China are influenced by a legal system that is still developing and is subject to change. Our growth strategy could be limited by governments supporting local industries. Our Sectors and Cross-Sector Businesses, particularly those that derive their revenue from large projects, could be adversely affected if future demand, prices and gross domestic product in the markets in which those Sectors and Cross-Sector Businesses operate do not develop as favorably as expected. If any of these risks or similar risks associated with our international operations were to materialize, our financial condition and results of operations could be materially adversely affected.

Public prosecutors and other government authorities in jurisdictions around the world are conducting investigations of our Company and certain of our current and former employees regarding allegations of public corruption and other illegal acts. The results of these and any future investigations may have a material adverse effect on the development of future business opportunities, our financial condition and results of operations, the price of our shares and American depository shares (ADS) and our reputation:  Public prosecutors and other government authorities in jurisdictions around the world are investigating allegations of corruption at a number of our former business groups and regional companies. In addition to ongoing investigations, there could be additional investigations launched in the future by governmental authorities in these or other jurisdictions and existing investigations may be expanded. As a result, governmental authorities may take action against us or some of our employees. These actions could include further criminal and civil fines as well as penalties, sanctions, injunctions against future conduct, profit disgorgements, disqualifications from directly and indirectly engaging in certain types of business, the loss of business licenses or permits or other restrictions. In addition to monetary and other penalties, further monitors could be appointed to review future business practices with the goal of ensuring compliance with applicable laws and we may otherwise be required to further modify our business practices and our Compliance Program. Tax authorities may also impose certain remedies, including potential tax penalties. Depending on the development of the investigations, we may be required to accrue material amounts for such penalties, damages, profit disgorgement or other possible actions that may be taken by various governmental authorities. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations, the price of our shares and ADS and our reputation.

Additionally, we engage in a substantial amount of business with governments and government-owned enterprises around the world. We also participate in a number of projects funded by government agencies and intergovernmental organizations such as multilateral development banks. If we or our subsidiaries are found to have engaged in certain illegal acts or are found not to have taken effective steps to address the allegations or findings of corruption in our business, this may impair our ability to participate in business with governments or intergovernmental organizations and may result in formal exclusions from such business, which may have a material adverse effect on our business. For example, legislation of member states of the European Union could in certain cases result in mandatory or discretionary exclusion from public contracts in case of a conviction for bribery and certain other offences or for other reasons. As described in more detail in Item 4: “Information on the Company —

Legal proceedings,” we or our subsidiaries have in the past been excluded from government contracting as a result of findings of corruption or other misconduct. Conviction for illegal behavior or exclusion from participating in contracting with governments or intergovernmental organizations in one jurisdiction may lead to exclusion in other jurisdictions or by other intergovernmental organizations. Even if we are not formally excluded from participating in government business, government agencies or intergovernmental organizations may informally exclude us from tendering for or participating in certain contracts. From time to time, we have received requests for information from government customers and intergovernmental organizations regarding the investigations described above and our response to those investigations. We expect to continue to receive such requests in the future.

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

Many of the governmental investigations are at this time still ongoing and we cannot predict when they will be completed or what their outcome will be, including the potential effect that their results or the reactions of third parties thereto may have on our business. Future developments in these investigations, responding to the requests of governmental authorities and cooperating with them, especially if we are not able to resolve the investigations in a timely manner, could divert management’s attention and resources from other issues facing our business. We have implemented a worldwide Compliance Program to prevent and address compliance risks and are continuously working to improve the effectiveness and efficiency of this program, supported by our global compliance organization.

Examinations by tax authorities and changes in tax regulations could adversely affect our financial condition and results of operations:  We operate in approximately 190 countries and therefore are subject to different tax regulations. Changes in tax law could result in higher tax expense and payments. Furthermore, this could materially impact our tax receivables and liabilities as well as deferred tax assets and deferred tax liabilities. In addition, the uncertainty of tax environment in some regions could limit our ability to enforce our rights. As a globally operating organization, we conduct business in countries subject to complex tax rules, which may be interpreted in different ways. Future interpretations or developments of tax regimes may affect our tax liability, return on investments and business operations. We are regularly examined by tax authorities in various jurisdictions.

Our business could suffer as a result of current or future litigation:  We are subject to numerous risks relating to legal, governmental and regulatory proceedings to which we are currently a party or to which we may become a party in the future. We routinely become subject to legal, governmental and regulatory investigations and proceedings involving, among other things, requests for arbitration, allegations of improper delivery of goods or services, product liability, product defects, quality problems, intellectual property infringement, non-compliance with tax regulations and/or alleged or suspected violations of applicable laws. In addition, we may face further claims in connection with the circumstances that led to the corruption proceedings described above. For additional information with respect to specific proceedings, see Item 4: “Information on the Company — Legal proceedings.” There can be no assurance that the results of these or any other proceedings will not materially harm our business, reputation or brand. Moreover, even if we ultimately prevail on the merits in any such proceedings, we may have to incur substantial legal fees and other costs defending ourselves against the underlying allegations. We record a provision for legal risks when (1) we have a present obligation as a result of a past event; (2) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and (3) a reliable estimate can be made of the amount of the obligation. In addition, we maintain liability insurance for certain legal risks at levels our management believes are appropriate and consistent with industry practice. Our insurance policy, however, does not protect us against reputational damage. Moreover, we may incur losses relating to legal proceedings beyond the limits, or outside the coverage, of such insurance. Finally, there can be no assurance that we will be able to maintain adequate insurance coverage on commercially reasonable terms in the future. Each of these risks may have a material adverse effect on our financial condition and results of operations, and our provisions for legal proceedings-related losses may not be sufficient to cover our ultimate losses or expenditures.

We are subject to environmental and other government regulations:  Some of the industries in which we operate are highly regulated. Current and future environmental and other government regulations or changes thereto, may result in significant increases in our operating or product costs. We could also face liability for damage or remediation for environmental contamination at the facilities we design or operate. For example, we are required to bear environmental clean-up costs mainly related to remediation and environmental protection liabilities which have been accrued based on the estimated costs of decommissioning facilities for the production of uranium and mixed-oxide fuel elements in Hanau, Germany, as well as a nuclear research and service center in Karlstein, Germany. For further information, see Item 4: “Information on the Company — Environmental matters” and “Notes to Consolidated Financial Statements.” We establish provisions for environmental risks when (1) we have a present obligation as a result of a past event; (2) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and (3) a reliable estimate can be made of the amount of the obligation. With regard to certain environmental risks, we maintain liability insurance at levels that our management believes are appropriate and consistent with industry practice. We may incur environmental losses beyond the limits, or outside the coverage, of such insurance, and such losses may have a material adverse effect on our financial condition and results of our operations, and our provisions for environmental remediation may not be sufficient to cover our ultimate losses or expenditures.

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

During fiscal 2010, Siemens employed an average of 402,700 people and operated in approximately 190 countries worldwide. In fiscal 2010, we had revenue of €75.978 billion. Our balanced business portfolio is based on leadership in electronics and electrical engineering. Following our strategy to benefit from global megatrends, Siemens’ operations are focused on three Sectors. These Sectors are Industry, Energy and Healthcare. We have combined the expertise in these three Sectors with a commitment to original research and development (R&D) to build strong global market positions. The Industry Sector’s portfolio ranges from industry automation and drives products and services to building, lighting and mobility solutions and services as well as system integration and solutions for plant business. The Energy Sector offers a wide spectrum of products, services and solutions for the generation, transmission and distribution of power and for the extraction, conversion and transport of oil and gas. The Healthcare Sector develops, manufactures and markets diagnostic and therapeutic systems, devices and consumables, as well as information technology systems for clinical and administrative purposes. Besides these activities, Siemens IT Solutions and Services as well as Siemens Financial Services (SFS) support Sector activities as business partners (Cross-Sector Businesses) while continuing to build up their own business with external customers. Equity Investments includes investments accounted for by the equity method, at cost or as current available-for-sale financial assets that are not allocated to a Sector or Cross Sector Business by reason of strategic fit. Our businesses operate under a range of regional and economic conditions. In internationally-oriented long-cycle industries, for example, customers have multi-year planning and implementation horizons that tend to be independent of short-term economic trends. Our activities in these areas include primarily the Energy Sector and the mobility solutions business within the Industry Sector. The Healthcare Sector’s business activities are relatively unaffected by short-term economic trends but are dependent on regulatory and policy developments around the world. In fields with more industry-specific cycles, customers tend to have shorter horizons for their spending decisions and greater sensitivity to current economic conditions. Our activities in these areas include automation and drives as well as lighting operations within the Industry Sector. Our businesses, especially the Healthcare Sector, are also influenced by technological change and the rate of acceptance of new technologies.

As a globally-operating organization, we also conduct business with customers in Iran, Syria and Cuba. The U.S. Department of State designates these countries as state sponsors of terrorism and subjects them to export controls. Our activities with customers in these states are insignificant relative to our size (approximately 1% of our revenue in fiscal 2010) and do not, in our view, represent either individually or in aggregate a material investment risk. We actively employ systems and procedures for compliance with applicable export control programs, including those in the United States, the European Union and Germany.

As previously disclosed, we have decided that, subject to the exceptions outlined below we will not enter into new contracts with customers in Iran. Accordingly, we have issued group-wide policies that establish the details of our general decision. Under these policies, Siemens shall not tender further bids for direct deliveries to customers in Iran. Furthermore, indirect deliveries from Siemens to Iran via external third parties, including companies in which Siemens holds a minority stake, are generally prohibited unless an exception is specifically approved under certain circumstances. Notwithstanding the foregoing, products and services for humanitarian purposes, including the products and services supplied by our Healthcare Sector, and products and services required to service the installed base (e.g. spare parts and maintenance and assembly services) may still be provided under the policies. Finally, pre-existing commitments to customers in Iran may be honored, i.e. legally binding obligations resulting from agreements that existed, or bids that were submitted, before the aforementioned policies were announced and adopted. Although, over time, we expect our business activities in Iran to decline as a result of the implementation of the new policies and the related reduction of the number of new contracts, the actual development of our revenues in the future will largely depend on the timing and scope of customer requests to fulfill pre-existing commitments. For additional information, see Item 3: “Key information — Risk factors.”

Strategy

Global megatrends

Global megatrends are long-term processes that will drive global demand in coming decades. We at Siemens view demographic change, urbanization, climate change and globalization as megatrends that will have an impact on all humanity and leave their mark on global developments. We therefore have aligned our strategy and business activities with these trends. In our three Sectors, Industry, Energy and Healthcare, we have developed pioneering products and solutions which we believe are capable of dealing with climate change, contributing to improved healthcare for a growing and aging population, and shaping infrastructures and mobility in urban areas in an energy-efficient and thus environmentally friendly way.

Demographic change includes two major trends: the world’s population continues to grow rapidly and to get older. It is estimated that by the year 2050 the world’s population will reach nine billion, compared to approximately seven billion today. By then, life expectancy is expected to be at a global average of 76 years, compared to 68 years today and 46 years in 1950. This will challenge the ability of future healthcare systems to make affordable healthcare available to everyone. Siemens provides innovative medical solutions that can help to reduce healthcare costs, while at the same time improving the quality of healthcare, through preventive care and early diagnosis of disease — two essential requirements for living longer, healthier lives.

Urbanization refers to the growing number of large, densely-populated cities around the world. This includes both established metropolitan centers in industrialized nations and fast-rising urban centers in emerging economies. In 2009, for the first time in human history more than half the world’s population lived in urban areas. This figure is expected to rise to 70% by 2050, coinciding with rapid overall population growth, as mentioned above. Accordingly, there is strong demand for sustainable and energy-efficient infrastructures for buildings, transportation systems, and energy and water supply. We believe that Siemens’ wide-ranging portfolio is well-suited to improving the quality of life in cities. We believe that our products and solutions for manufacturing, urban transit, building construction, power distribution and hospitals, among other things, can help to advance mobility, security and an adequate supply of life’s basic requirements while at the same time reducing the burden on the environment.

Climate change is a fact. The average global surface temperature increased by 0.76 degrees Celsius between 1850 and the beginning of the 21st century. This correlates with a rise in carbon dioxide concentration in the atmosphere, which is higher today than at any time in the last 800,000 years. The reduction of greenhouse gas emissions is vital to avoiding increasingly drastic effects on our ecosystem. There is a strong need for innovative technologies to increase efficiency and reduce the emissions related to energy generation and consumption. Siemens is a leader in climate protection technologies, including but not limited to increasing the efficiency of power generation from fossil fuels; generating energy from renewable sources such as wind and solar; increasing the efficiency and performance of electrical grids; increasing the energy efficiency of transportation solutions and industrial processes; reducing the energy needs of buildings; and reducing emissions from all of the above.

Globalization refers to the increasing integration of the world’s economies, politics, culture and other areas of life. Between 1950 and 2007, the volume of global trade expanded at an average annual rate of 6.2%. The number of multinational enterprises rose globally from around 10,000 in 1968/69 to more than 80,000 in 2008. Further, the four largest threshold countries — Brazil, Russia, India and China (BRIC) — are emerging as important players in the global economy. Globalization leads to increased competitive pressure and demand for economical, timely-to-market, high-quality products and solutions. With our offerings, we aim to increase our customers’ productivity by facilitating process and energy efficiency improvements and the flow of goods. In addition, we believe that our presence in approximately 190 countries puts us in an excellent position to leverage above-average growth in emerging markets.

Strategy of the Siemens Group

Our vision is to be a pioneer in

•	energy efficiency,

•	industrial productivity,

•	affordable and personalized healthcare, and

•	intelligent infrastructure solutions.

This vision is reflected in our company strategy, which guides us in turning our vision into reality. Above all, we are aiming to be a market and technology leader in our businesses, based on our corporate values — to be responsible, excellent and innovative. We believe that this approach will position us to achieve sustainable, profitable growth and to outpace our competitors. As an integrated technology company, we intend to profit from the megatrends described above.

Our strategy comprises what we call our three strategic directions:

•	focusing on innovation-driven growth markets,

•	getting closer to our customers, and

•	using the power of Siemens.

Through the end of fiscal 2010, we implemented our strategy through the Fit42010 program. In the context of Fit42010, we defined ambitious targets for growth, profitability, liquidity and our capital structure that we aimed to achieve by the end of fiscal 2010. These targets were established with normal business cycles in mind, i.e., without taking into account the global recession caused by the financial crisis and its aftereffects on our business over the past two fiscal years. For further information on the financial measures of the Fit42010 program, see Item 5: “Operating and financial review and prospects — Business and operating environment — Financial performance measures.”

The Fit42010 program divided the potential harbored by Siemens as an integrated technology company into four categories: Portfolio, People Excellence, Operational Excellence and Corporate Responsibility. We have carefully targeted our Portfolio at attractive markets by means of stringent resource allocation and a clear focus on the three Sectors. We deliver value for our customers because, within the context of People Excellence, our standard is to employ the best workers worldwide — a precondition for a high-performance culture. Diversity in our management is a key component of our corporate strategy and a fundamental prerequisite for our Company’s long-term success. Open Innovation — opening up businesses to bring in the expertise of a wide range of internal and external experts in different areas from around the world — helps to ensure that we continue to constantly develop and refine our technology. Open Innovation formed part of the Operational Excellence element of Fit42010, as did supply chain management, which is intended to increase efficiency in sourcing and the supply chain throughout our Company. The Corporate Responsibility element, finally, has seen us introduce a uniform Compliance Program worldwide, with systems and processes to ensure proper conduct, and continues to highlight both our commitment to society and our acknowledgement of the significance of climate protection.

Building on the achievements of our Fit42010 program and the preceding company programs, we are approaching the future. Effective fiscal 2011, One Siemens is our framework for sustainable value creation, with a financial target system for capital-efficient growth and the goal of continuous improvement relative to the market and our competitors.

We will measure our performance against our competitors. Our goal and our aspiration is to consistently outperform our competitors and to set standards for leadership — with respect to financial performance as well as operational strength. The financial target system of One Siemens defines financial key performance indicators for revenue growth, for capital efficiency and profitability, and for the optimization of our capital structure. In addition, we set hurdle rates that generally need to be considered before acquisitions are executed. Further, we defined an indicator targeted at an attractive dividend policy. We believe that these indicators will play a key role in driving the value of our Company. For further information, see Item 5: “Operating and financial review and prospects — Business and operating environment — Financial performance measures.”

To achieve our goal of sustainably enhancing the value of Siemens and of exploiting the full potential of our integrated technology company, we have defined three concrete focus areas along each of the three strategic directions set forth above, which we aim to address in the years ahead. In the strategic direction of focusing on innovation-driven growth markets, our first focus area is to be a pioneer in technology-driven markets. We intend to concentrate on innovation- and technology-driven markets that will form the basis of Siemens’ core business in the future, for example, by providing intelligent and sustainable infrastructures for the world’s cities. Our second focus area is to strengthen our portfolio. We are actively and systematically managing our portfolio with the principal aim of achieving or maintaining a no. 1 or no. 2 position in our current and future markets. To provide a leading environmental portfolio is our third focus area: Not only does our Environmental Portfolio enhance our Company’s revenue, it also makes a significant contribution to climate protection. Our revenue target for our Environmental Portfolio is to exceed €40 billion by the end of fiscal 2014.

In the second strategic direction of getting closer to our customers, one of our focus areas is to grow in emerging markets while maintaining our position in our established markets. We plan to offer more products, solutions and services for the rapidly growing entry-level segments, which are more price sensitive and mostly found in emerging markets. As a consequence, we aim to continuously increase our share of revenue from emerging markets. A second focus area is to expand our service business, which is highly diversified and broadly distributed throughout our Company. We believe that the large installed base of our products and solutions at our clients provides promising growth opportunities for our service business. Services play a key role in profitability at Siemens and, in addition, long-term service agreements are less likely to be impacted by economic fluctuations. To intensify our customer focus and to increase customer satisfaction is our third focus area. We believe that customer proximity and local presence are important factors in being able to respond quickly to changing market requirements.

In the strategic direction of using the power of Siemens, our first focus area is to encourage lifelong learning and development of our employees. We invest continuously in expanding the expertise of our people through demanding training and education programs. We aim to develop our employees worldwide by identifying talent and offering challenging tasks. To empower our diverse and engaged people worldwide is our second focus area which involves strengthening diversity. We believe that the strong potential of our employees’ skills, experience and qualifications can give us a clear competitive advantage in our global markets. The third focus area is to stand for integrity. On the basis of our values, we have formulated clear and binding principles of conduct that cover all aspects of our entrepreneurial activities.

Segment strategies

Our Industry Sector is one of the world’s leading suppliers of production, transportation, building, and lighting technology. The Sector aims to make customers more competitive by automating the entire lifecycle of customer investments. Its innovative and environmentally-friendly products, systems, services and solutions are designed specifically to increase the productivity and flexibility of its customers and to help them make more efficient use of resources and energy. Our Industry Sector relies on common technology platforms (such as Totally Integrated Automation, or TIA) that are developed into business-specific applications by the Divisions. This approach is intended to enable the Divisions to achieve profitable above-average growth.

We believe that our Energy Sector is the only company in the world capable of improving efficiency throughout the entire chain of energy conversion, from the extraction of oil & gas via power generation to the transmission and distribution of electric energy. As an integrated technology company, the Sector occupies a leading position in its industry in terms of technology and continues to set industry standards. Our Energy Sector aims to grow profitably and at a faster than average rate to achieve a market-leading position in every single business area.

The strategy pursued by our Healthcare Sector focuses on increasing efficiency in healthcare by improving quality while reducing cost. The Sector strives to continuously enhance its market position by consistently focusing on customer requirements and market demands, by implementing an innovation strategy for its products, services and solutions to meet these needs, and by continuously improving its own cost position. Our Healthcare Sector is working on building up its presence in the growth markets of the future, characterized by closer integration between diagnostics and therapy, and an increasing demand for efficient healthcare delivery in emerging markets. The Sector’s integrated approach combining medical imaging and therapy systems, laboratory diagnostics and healthcare IT systems addresses the entire medical supply chain — from prevention and early detection to diagnosis, and on to treatment and aftercare.

Siemens IT Solutions and Services, a leading European IT service provider, offers IT expertise and delivers industry-focused end-to-end IT solutions by leveraging Siemens’ technology and capabilities. The portfolio ranges from consulting, software development and deployment, and system integration to the comprehensive management of IT infrastructures. With an understanding of the client’s business and core processes, Siemens IT Solutions and Services’ strong engineering culture enables it to create practical innovations with measurable value to the customer. Siemens IT Solutions and Services is a reliable and sustainable partner in the transformation of business processes. In fiscal 2010, we launched a strategic reorientation of Siemens IT Solutions and Services aimed at strengthening the competitive position of the business in preparation for its operation on a standalone basis, including a reorganization of solutions, outsourcing and software activities. Siemens IT Solutions and Services’ position as a legally separate operating company within the Siemens Group as of October 1, 2010, together with its simplified organizational structure and processes, gives Siemens IT Solutions and Services greater flexibility to master the dynamics of the IT services market.

Siemens Financial Services (SFS) pursues a three-part strategy, comprising the management of the financial risks to which Siemens is exposed, the tailoring of financing solutions for Siemens customers to support our Company’s business activities, and the provision of finance for other companies, primarily in the three fields of industry, energy and healthcare. By leveraging its financing expertise and industrial know-how, SFS creates value for its customers and helps them strengthen their competitiveness.

Important corporate programs and initiatives

Program for the reduction of legal entities

In order to reduce complexity within our group structure, optimize synergies and strengthen governance and transparency, we had started a program aimed at reducing the number of legal entities. Due to significant M&A activities targeted at enhancing and optimizing our portfolio, the number of legal entities had substantially increased in recent years.

By the end of the current fiscal year, we achieved our target of reducing the number of legal entities, including non-controlling interests, to fewer than 1,000 by 2010. This number excludes the recently established legal entities related to the legal carve-out of Siemens IT Solutions and Services and legal entities that are due to be sold, liquidated or merged where Siemens has taken all such action as is within its control to complete such sale, liquidation or merger. This compares to approximately 1,300 legal entities at the end of the prior fiscal year, approximately 1,600 legal entities at the end of fiscal 2008 and approximately 1,800 legal entities at the end of fiscal 2007. The reduction was achieved primarily by integrating legal entities into existing Siemens Regional Companies. Streamlining actions within our portfolio also contributed to the achievement of this goal.

Real estate bundling program

In 2009, Siemens initiated a multi-year program to improve the efficiency of its real estate management, which is projected to run until 2014. Under the program, Siemens is bundling its entire real estate portfolio in Siemens Real Estate (SRE) and implementing further measures to increase the efficiency of the real estate assets bundled in SRE. The program is expected to generate approximately €250 million in annual cost savings for the Siemens Sectors and Cross-Sector Businesses by the end of fiscal 2011 and approximately €400 million in annual cost savings from 2014 onward, mainly through the more efficient utilization of space and a reduction in vacant property. Compared to the cost position prior to the start of the program, annual cost savings of approximately €190 million for the Siemens Sectors and Cross-Sector Businesses have already been achieved by the end of fiscal 2010. During its implementation, the real estate bundling program entails costs associated with reducing vacancy and consolidating locations, primarily at SRE. For further information, see Item 5: “Operating and financial review and prospects — Fiscal 2010 compared to fiscal 2009 — Segment information analysis — Reconciliation to Consolidated Financial Statements — Siemens Real Estate.”

Portfolio activities

Since fiscal 2008, we have completed the following transactions to optimize our business portfolio for sustainable profitability and growth:

Acquisitions

•	At the beginning of November 2009, the Sector Energy’s Renewable Division completed the acquisition of 100% of Solel Solar Systems Ltd., a solar thermal power technology company;

•	Acquisition of various other entities in fiscal 2010, which were neither material individually nor in aggregate;

•	Acquisition of various entities in fiscal 2009, which were neither material individually nor in aggregate;

•	Sector Healthcare’s Diagnostics division acquired Dade Behring at the beginning of November 2007 to further expand Healthcare’s position in the growing laboratory diagnostics market; and

•	Acquisition of three entities in fiscal 2008, which were not significant individually: BJC, Spain, a supplier of switches and socket-outlets at sector Industry, Building Technologies division; Innotec GmbH, a leading software provider for lifecycle management solutions at Sector Industry’s Industry Automation division; and the rolling mill technology specialist Morgan Construction Co., USA, at Sector Industry, Industry Solutions division.

Dispositions and discontinued operations

•	At the beginning of November 2009, the Sector Industry’s Mobility Division sold its Airfield Solutions Business;

•	At the end of December 2009, the Sector Healthcare sold its 25% minority stake in Dräger Medical AG & Co. KG to the majority shareholder Drägerwerk AG & Co. KGaA;

•	In January 2009, Siemens announced its intent to sell, and classified as held for disposal, its 34% interest in the joint venture Areva NP S.A.S., held by the Energy Sector. The Company expects to receive the expert opinion regarding the valuation of Areva NP S.A.S. within calendar year 2010, which is a necessary precondition to close this transaction;

•	The sale of Siemens’ 50% stake in Fujitsu Siemens Computers (Holding) BV (FSC), held by the segment Equity Investment, closed at the beginning of April 2009;

•	At the beginning of October 2008, Siemens completed the transfer of an 80.2% stake in Siemens Home and Office Communication Devices GmbH & Co. KG (SHC), reported in Centrally managed portfolio activities;

•	By the end of September 2008, the Siemens enterprise networks business, reported in discontinued operations and formerly part of Com, was brought into the joint venture Enterprise Networks Holdings BV, the Netherlands. In exchange, Siemens received a 49% stake in Enterprise Networks Holdings BV, while the remaining 51% are held by The Gores Group, USA, which contributed two entities — Enterasys and SER Solutions — to the joint venture. Commencing with closing of the transaction, Siemens accounts its remaining equity interest, held by the segment Equity Investments, under the equity method; and

•	The sale of Siemens VDO Automotive (SV), reported as discontinued operations, to Continental AG, Hanover, Germany, closed at the beginning of December 2007.

For a detailed discussion of our acquisitions, dispositions and discontinued operations, see “Notes to Consolidated Financial Statements.”

Description of business

Our financial reporting comprises six reportable segments. These segments consist of:

•	three Sectors, Industry, Energy and Healthcare, which are reported along with fourteen Divisions which comprise the Divisions, Industry Automation, Drive Technologies, Building Technologies, OSRAM, Industry Solutions and Mobility, belonging to the Industry Sector, the Divisions, Fossil Power Generation, Renewable Energy, Oil & Gas, Power Transmission and Power Distribution, belonging to the Energy Sector and the Divisions, Imaging & IT, Workflow & Solutions and Diagnostics, belonging to the Healthcare Sector,

•	Equity Investments and

•	two Cross-Sector Businesses, Siemens IT Solutions and Services and Siemens Financial Services.

The following figure shows Siemens’ reporting structure for the periods covered by this annual report:

During fiscal 2010, Siemens initiated a change of the organizational structure of its Healthcare Sector with effect from October 1, 2010. For additional information, see “— Healthcare.” Financial reporting for fiscal 2010 continued to be based on the organizational structure effective until September 30, 2010 as described above.

Industry

The Industry Sector offers a complete spectrum of products, services and solutions for the efficient use of resources and energy and improvements of productivity in industry and infrastructure. Its integrated technologies and holistic solutions address primarily industrial customers, such as process and manufacturing industries, and infrastructure customers, especially in the areas of transport, buildings and utilities. The portfolio spans industry automation and drives products and services, building, lighting and mobility solutions and services, and system integration and solutions for plant businesses. The Sector consists of six Divisions: Industry Automation, Drive Technologies, Building Technologies, OSRAM, Industry Solutions, and Mobility.

The following table provides key financial data concerning the Industry Sector.

Year ended
September 30, 2010

Total revenue	€34.869 billion
External revenue	€33.728 billion
External revenue as percentage of Siemens revenue	44.39%
Sector profit	€3.478 billion

The following chart provides a geographic breakdown of the Industry Sector’s external revenue in fiscal 2010.

The Industry Automation Division offers automation systems such as programmable logic controllers and process control systems, sensors such as process instrumentation and analytics, and industrial software such as product lifecycle management and manufacturing execution systems software. The Division’s portfolio ranges from standard products and systems for the manufacturing, processing and construction industries to solutions for entire industrial vertical markets, including automation solutions for entire automobile production facilities and chemical plants. At the beginning of fiscal 2010, the Division’s low-voltage switchgear business was transferred to the Building Technologies Division.

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

The Building Technologies Division offers products, services and solutions for commercial, industrial, public and residential buildings, including building automation, comfort, building safety and security, low-voltage switchgear such as circuit protection and distribution products, and building operations. In addition, the Division offers energy solutions, aiming to improve a building’s energy cost, reliability and performance while minimizing its impact on the environment. The Division’s broad range of offerings includes heating and ventilation controls, security systems and devices such as intruder detection, video surveillance and building access control, fire safety solutions such as fire detection, protection alarm systems and non-water based fire extinguishing, and electrical installation equipment for buildings such as low-voltage switchgear, sockets and circuit breakers. The low-voltage switchgear business was transferred from the Industry Automation Division to the Building Technologies Division at the beginning of fiscal 2010.

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

The Industry Sector’s principal customers are industrial, infrastructure and governmental customers in a broad range of markets, including construction and real estate, transportation and logistics, metals and mining, machinery, utilities and automotive. The Sector is active globally, including in emerging markets, especially those in the Asia-Pacific region, which management believes have significant growth potential. Apart from the Siemens Brand, the Sector markets some parts of its portfolio under different brand names (such as OSRAM and Sylvania for lighting products or Flender for gears), depending on geography and technology.

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

The large size of some of the Sector’s projects (especially in the Mobility Division and in parts of the Industry Solutions and Building Technologies Divisions) occasionally exposes it to risks related to technical performance or specific customers or countries. In the past, the Sector has experienced significant losses on individual projects in connection with such risks. For additional information on these risks, see Item 3: “Key information — Risk factors.”

The Sector has manufacturing locations worldwide, especially throughout North and South America, Western and Eastern Europe, and Asia, allowing it to stay close to its major customers and keep shipping charges low. In recent years, material costs have been negatively affected by significant price volatility for metals, energy and other raw materials. The Sector continues to work on reducing the use of hazardous materials (e.g., mercury or lead) and to replace them in its products and processes. Sustainable products, such as energy-saving lamps and LEDs, coking coal free iron production processes (COREX), energy efficient motors and energy management play a major role in its innovation strategy.

Average product lifetimes in the Sector’s product businesses tend to be short (typically ranging from one to five years from introduction) and are even shorter where software and electronics play an important role. The lifecycles in the solutions businesses tend to be longer, as the Sector supports its customers with significant service through the whole life of their infrastructures. The timing and extent to which a Division of the Industry Sector is affected by economic cycles depends largely on the kind of business activities it conducts. Divisions where business activities tend to react very quickly to changes in the overall economic environment include Industry Automation, OSRAM and those business activities of Drive Technologies that serve customers in the manufacturing industries. Divisions where business activities are generally impacted later by the changes in the overall economic environment include Building Technologies, Industry Solutions and those business activities of Drive Technologies that serve customers in process industries as well as in the energy and infrastructure sector. The development of markets served by our Mobility Division is primarily driven by public spending. Customers of our Mobility Division usually have multi-year planning and implementation horizons. Our Mobility Division therefore tends to be independent of short-term economic trends.

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

The main competitors of the Industry Automation Division are ABB, Schneider Electric, Rockwell and Emerson Electric. Within its product lifecycle management business, the Division also competes with, among others, Dassault Systemes and PTC. Competitors of the Drive Technologies Division include companies with broad business portfolios such as ABB, Emerson and Mitsubishi Electric but also specialist companies such as Fanuc, SEW and Baldor. For the Building Technologies Division, the main global competitors of its solutions businesses are large system integrators such as Tyco, Honeywell, Johnson Controls, UTC and Bosch as well as Schneider Electric in some markets. The security business is also facing increased competition from information technology (IT) integrators due to the convergence of physical and IT security. The main competitors of the Division’s products business are large multi-national suppliers such as GE, Johnson Controls, Honeywell, Bosch and Schneider Electric. It also faces competition from niche competitors and from new entrants, such as utility companies and consulting firms, exploiting the fragmented energy efficiency market. In the worldwide lighting market, as a result of acquisitions and consolidations over the last decades, OSRAM, Philips and General Electric are the key players in traditional lighting. In addition, there are several new entrants, especially in China. Within its LED business, the Division competes with among others Nichia, Philips and Cree. Competitors of the Industry Solutions Division vary by business area and region. They range from large, diversified multinational to small, highly specialized local companies. The Division’s main international competitors include ABB, General Electric, SMS, Danieli and Veolia. The Mobility Division competes in its industry globally with a relatively small number of large companies and with numerous small to midsized competitors who are either active on a regional level or specialize within narrow product spectrums. Mobility’s principal competitors are Alstom and Bombardier.

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

Energy

The Energy Sector offers a wide spectrum of products, services and solutions for the generation, transmission and distribution of power, and the extraction, conversion and transport of oil and gas. It primarily addresses the needs of energy providers, but also serves industrial companies, particularly in the oil and gas industry. The Energy

Sector covers the whole energy conversion chain. The Sector consists of six Divisions: Fossil Power Generation, Renewable Energy, Oil & Gas, Energy Service, Power Transmission and Power Distribution. Financial results of the Energy Service Division are reflected in the Fossil Power Generation Division, the Oil & Gas Division and the Renewable Energy Division and are therefore not reported separately.

The following table provides key financial data concerning the Energy Sector.

Year ended
September 30, 2010

Total revenue	€25.520 billion
External revenue	€25.204 billion
External revenue as percentage of Siemens revenue	33.17%
Sector profit	€3.562 billion

The following chart provides a geographic breakdown of the Energy Sector’s external revenue in fiscal 2010.

The Fossil Power Generation Division offers high-efficiency products and solutions for fossil-based power generation. The offering extends from gas and steam turbines and generators to complete turnkey power plants. The Division concentrates on gas and steam turbines and turbo generators, including control systems, in the larger power range, with an emphasis on combined-cycle gas, steam power plants and conventional islands for nuclear power plants. It also develops solutions for instrumentation and control systems for all types of power plants and for use in power generation, including information technology solutions providing management applications from the plant to the enterprise level and is working on the development and production of systems based on emerging technologies such as integrated gasification and carbon capture and storage. During fiscal 2009, the Division successfully finalized trial operations on the world’s largest and most powerful gas turbine in Irsching near Ingolstadt, Germany, which is currently being converted into a high-efficiency combined-cycle power plant and is expected to commence commercial operations in calendar year 2011. Fossil Power Generation has stakes in other companies such as our minority stakes in Areva NP in the nuclear power sector, which is currently being divested, and the Russian power plant supplier Power Machines. The Division is also represented in a number of joint ventures in China, including Shanghai Electric Power Generation Equipment where Fossil Power Generation recently increased its stake from 34% to 40%. Siemens is currently in the process of terminating the shareholders agreement of the joint venture Areva NP, and selling its 34% interest in Areva NP to the majority shareholder Areva S.A. under the terms of a put agreement. For additional information, see “Legal proceedings.”

The Renewable Energy Division provides solutions for the production of electricity from renewable energy sources, including wind, solar thermal energy and photovoltaic. In the rapidly growing global wind power market, the Division builds wind turbines from 2.3 megawatts to 3.6 megawatts with rotor diameters spanning 82 to 120 meters for on- and offshore applications, provides services to off- and onshore wind farms and, in coordination with other Divisions within the Energy Sector ensures the efficient linking of wind farms to power grids. In the photovoltaic industry, the Division focuses on ground-based and large roof top systems above 1 megawatt-peak. To strengthen Renewable Energy’s position in the solar thermal energy market, we acquired Solel Solar Systems Ltd. in the first quarter of fiscal 2010. The Division provides receivers, solar fields and turnkey solutions for solar thermal power plants, partly in cooperation with the Fossil Power and the Oil & Gas Division. In addition to its participations in the wind and solar power business, Siemens holds a minority stake in a joint venture in hydropower generation, Voith Hydro Power Generation.

The Oil & Gas Division supplies high-efficiency products and on- and offshore solutions for the production transport and processing of oil, gas and water, which are used in the oil and gas industries, the petrochemical and chemical industries as well as other industries. The portfolio includes high-efficiency steam and gas turbines, including control systems, in the small and medium range; it also includes turbocompressors for a broad range of applications. The Oil & Gas Division further offers a variety of power generation and distribution solutions, process and automation technology and integrated IT solutions. The Division’s activities encompass design, engineering and supply.

The Energy Service Division offers comprehensive services, including parts and components, for complete power plants including on- and offshore wind farms as well as rotating machines such as gas and steam turbines, generators and compressors. It provides these services using advanced plant diagnostics and systems engineering. The Division also offers power plant maintenance and operation services and emissions control services and systems. All financial results relating to the Division are reflected in the Fossil Power Generation Division, the Oil & Gas Division and the Renewable Energy Division and are therefore not reported separately.

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

The Power Transmission and Power Distribution Divisions together provide customers with turnkey power transmission systems and distribution substations, discrete products and equipment for integration by the Sector’s customers into larger systems, information technology systems and consulting services relating to the design and construction of power transmission and distribution networks. These offerings include power systems control equipment and information technology systems, transformers, high-voltage products and power equipment for both alternating and direct current transmission systems; protection and substation control systems; and medium-voltage equipment, including circuit breakers and distribution switchgear systems and components. In fiscal 2010, Siemens divested its stake in Capital Meters Holdings Ltd.

In addition to equipment and systems, the Power Transmission and Power Distribution Divisions offer a growing range of services and integrated solutions for various stages in the power transmission and distribution process. They provide analytical and consulting services, as well as equipment and systems in the power quality field that are designed to improve the availability and reliability of power transmitted by analyzing and reducing the causes of power fluctuations and failures. Power quality systems and services have become increasingly important with the growing use of sensitive computerized, electronic and other equipment requiring continuous power with very little fluctuation in voltage or frequency. As a leading international supplier of intelligent power networks, or smart grids, which use digital technology to improve power reliability, unite large, centralized generation units with small, decentralized ones and achieve cost and energy savings, the Power Transmission and Power Distribution Divisions are responding to and anticipating these market trends. The Sector continues to strengthen its smart grid portfolio across the entire energy conversion chain and aims to capture a significant portion of the market, which it expects to grow in coming years due to climate change and rising energy demands as well as liberalized energy markets and economic stimulus programs. In fiscal 2010, Siemens launched the company project Smart Grid Applications and formed three regional units to market new Smart Grid Applications. In addition, a global unit will develop and market new products and applications for electromobility solutions including the last mile to the customer.

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

The Energy Sector’s business activities vary widely in size from component delivery and comparatively small projects to turnkey contracts for the construction of new power plants with contract values of more than €0.5 billion each. The large size of some of the Sector’s projects occasionally exposes it to risks related to technical performance, a customer or a country. In the past, the Sector has experienced significant losses on individual projects in connection with such risks. For additional information about our long-term contracts, see Item 3: “Key information — Risk factors.” Moreover, the Sector generates an increasing proportion of its revenue from oil and gas activities and industrial customers in the developing world. While this region represents a growth market for power generation, transmission and distribution products and systems, the Sector’s activities in that region expose it to risks associated with economic, financial and political disruptions that could result in lower demand or affect customers’ abilities to pay.

The Sector’s competitors vary by Division. The Fossil Power Generation Division’s market consists of a relatively small number of companies, some with very strong positions in their domestic markets. Its principal competitors in gas turbines are General Electric, ALSTOM Power and Mitsubishi Heavy Industries, whereas its main competitors in steam turbines are ALSTOM Power, Bharat Heavy Electricals Limited, Toshiba and General Electric. In China, manufacturers are mainly focused on their large home market, but have recently begun to transform from local to international suppliers. The Division aims to participate in this growth through a Chinese joint venture. Korean engineering and procurement companies offer a large product and solutions range and establish themselves as one-stop-shops which offer customer solutions out of one hand. In instrumentation and controls, ABB is the Division’s principal competitor. The principal competitors of the Renewable Energy Division in the growing wind turbine market are Vestas, General Electric, Gamesa, Enercon and Suzlon with smaller and low-cost competitors, especially from China, increasingly challenging the dominant players’ large market share. Within the solar thermal energy market, the Division’s main competitor for products is Schott Solar, a producer of receivers. In the photovoltaic business, competitors are fully integrated companies such as Solarworld. The Oil & Gas Division faces a mix of competitors, some with strong global market positions and some with a solid regional focus playing a key role; the Division is further seeing the expansion of some competitors from their home countries, as they seek to develop a global presence. Its principal competitors vary by product; in automation and controls, they are ABB, Honeywell and General Electric whereas in compressors and steam and gas turbines, they are General Electric, Solar, MAN Turbo and Dresser Rand. The primary competitors of the Power Transmission and Power Distribution Divisions are a small group of large, multinational companies offering a wide variety of products, systems and services. The Power Transmission Division’s key global competitors are ABB and Alstom, which took over Areva’s transmission business in 2010. Further competition comes from regional and niche manufacturers, such as Toshiba, China XD, Crompton Greaves or Tebian Electric Apparatus Stock Co., and, increasingly, local competitors in low-cost countries such as China and India. The Power Distribution Division holds a leading position in its markets. Its key competitors are ABB, Schneider and Areva, as well as regional competitors in certain markets such as China and India where local competitors have lately also begun to venture into export markets. Increasing international competition from local and regional competitors in low-cost countries is one of the reasons why the Power Transmission and Power Distribution Divisions have entered into several joint ventures in China, which is the Sector’s largest single power transmission and distribution market.

Healthcare

The Healthcare Sector offers customers a comprehensive portfolio of medical solutions across the value-added chain — ranging from medical imaging to in vitro diagnostics to interventional systems and clinical information technology systems — all from a single source. In addition, the Sector provides technical maintenance, professional and consulting services, and, together with Siemens Financial Services, financing to assist customers in purchasing the Sector’s products.

The following table provides key financial data concerning the Healthcare Sector.

Year ended
September 30, 2010

Total revenue	€12.364 billion
External revenue	€12.280 billion
External revenue as percentage of Siemens revenue	16.16%
Sector profit	€748 million

The following chart provides a geographic breakdown of the Healthcare Sector’s external revenue in fiscal 2010.

During fiscal 2010, Siemens initiated a change of the organizational structure of its Healthcare Sector with effect from October 1, 2010 as described below. Financial reporting for fiscal 2010 continued to be based on the organizational structure effective until September 30, 2010, which comprised the following three Divisions:

The Imaging & IT Division comprised medical imaging systems, including x-ray, computed tomography, magnetic resonance, molecular imaging and ultrasound, which are used to generate morphological and functional images of the human body. This information is used both for diagnostic purposes and in preparation for potential treatment, including interventional and minimally invasive procedures. The Division also offered computer-based systems, workstations and software, enabling healthcare professionals to retrieve, process and store the patient’s imaging information. In addition, the Division offered hospital information systems, which allow to digitally store, retrieve and transmit all relevant clinical and administrative information, and which are used to facilitate and optimize clinical workflows by our customers. The Division was also active in computer-based decisions support systems and knowledge-based technologies for assisting doctors with the diagnosis of diseases.

The Workflow & Solutions Division provided integrated solutions for areas such as cardiology, oncology, women’s health, urology, surgery and audiology. The portfolio included oncology care systems, including linear accelerator and particle therapy technologies used in cancer treatments, x-ray imaging systems for mammography and surgery applications as well as urology systems, and audiology products (hearing aids) and related products and supplies. The Division also provided product-related services for the Sector’s imaging and therapeutic equipment and consulting services.

The Diagnostics Division offers products and services in the area of in vitro diagnostics. In vitro diagnostics is based on the analysis of bodily fluids such as blood or urine and supplies vital information for the detection and management of disease as well as an individual patient’s risk assessment. The Division’s portfolio represents a comprehensive range of diagnostic testing systems and consumables, including clinical chemistry and immunodiagnostics, molecular diagnostics (i.e., testing for nucleic acids), hematology, hemostasis, microbiology, point-of-care testing and clinical laboratory automation solutions. During the fourth quarter of fiscal 2010, we completed a strategic review that reassessed the medium-term growth prospects and long-term market development of the laboratory diagnostics business, and subsequently announced a preliminary estimate of goodwill impairment charges. Following completion of the annual impairment test, Diagnostics took impairment charges at the close of the fourth quarter of fiscal 2010 of €1.204 billion, including €1.145 billion for goodwill, which was below the previously announced estimate primarily due to currency translation effects.

Following the reorganization which took effect as of October 1, 2010, the Healthcare Sector comprises the following three Divisions, one Operating Unit and one separate Business Unit reporting directly to the Sector.

The Imaging and Therapy Systems Division merges the business with large-scale medical devices for diagnostic imaging, which was previously included in the Imaging & IT Division, and therapy solutions, which was previously included in the Workflow & Solutions Division and Imaging & IT Division. The new Division reflects the trend of increasing integration between imaging and therapy systems and is intended to further strengthen Siemens’ leading position in these markets. The Clinical Products Division mainly comprises the business with ultrasound, mammography and x-ray equipment, which was previously included in the Imaging & IT Division and Workflow & Solutions Division. In addition to providing innovative high-end solutions, the Clinical Products Division focuses on the development of cost-efficient, less complex equipment that meets essential customer requirements, particularly in emerging economies. The Clinical Products Division also comprises the internal supplier Components and Vacuum Technology which also provides components to the Division Imaging & Therapy Systems. The scope of the Diagnostics Division remains unchanged, comprising the in vitro diagnostics business. The Sector Operating Unit Customer Solutions manages sales and services as well as the Business Unit covering hospital information systems. Audiology provides hearings aids and is independently managed as a Sector Business Unit.

The customers of the Healthcare Sector include healthcare providers such as hospital groups and individual hospitals, group and individual medical practices, reference and physician office laboratories and outpatient clinics. The Sector sells the majority of its products and services through in-house sales staff, which is now grouped in its Customer Solutions Operating Unit, supported by dedicated product specialists. In some countries, it also uses dealers, particularly for the sale of low-end products (such as low-end ultrasound and x-ray equipment). In vitro diagnostics products and services are primarily sold through the Sector’s dedicated diagnostics sales force, which is now also grouped within the Sector’s Customer Solutions Operating Unit, while in some regions dealers are used. A small portion of the Sector’s sales revenue derives from the delivery of products and components to competitors on an original equipment manufacturer (OEM) basis. The Sector’s products are serviced primarily by its own dedicated personnel.

The Healthcare Sector faces market risks in connection with ongoing health care reform efforts. In the United States, a new health care reform was enacted in the spring of 2010. In particular, an excise tax will be charged on certain medical devices. Siemens believes that this tax will mainly impact the computed tomography and magnetic resonance business.

The Healthcare Sector has research and development and OEM cooperation agreements with various companies, including Bruker in the field of magnetic resonance imaging, Toshiba, Mochida, National Semiconductor and Biosense Webster in the field of ultrasound, and Toshiba in the field of magnetic resonance imaging. The Sector is also party to several joint ventures, including with Philips and Thales to manufacture flat panel detectors for medical imaging. In fiscal 2010, Siemens sold its 25% stake in Dräger Medical AG & Co. KG to the majority shareholder, Drägerwerk AG & Co. KGaA. Through this joint venture Siemens provided electromedical systems, such as patient monitoring and anesthesia systems.

The Healthcare Sector’s principal competitors in medical imaging are General Electric, Philips, Toshiba, Hitachi and Hologic. Other competitors include McKesson and Cerner for healthcare information technology systems, Sonova (formerly Phonak), William Demant, GN Resound and Starkey for audiology (hearing aids), Elekta and Varian Medical for oncology care systems, and Roche, Abbott and Beckman Coulter for in vitro diagnostics. The trend toward consolidation in the Sector’s industry continues. Competition among the leading companies in the field is strong, including with respect to price.

Equity Investments

In general, the segment Equity Investments comprises equity stakes held by Siemens that are accounted for by the equity method, at cost or as current available-for-sale financial assets and are not allocated to a Sector, a Cross-Sector Business, Centrally managed portfolio activities, SRE, Pensions or Corporate Treasury for strategic reasons.

The main investments within Equity Investments are:

•	A stake of approximately 50.0% in Nokia Siemens Networks B.V. (NSN), Netherlands: NSN began operations in the third quarter of fiscal 2007 and includes the carrier-related operations of Siemens and the Networks Business Group of Nokia. NSN is a leading supplier in the telecommunications infrastructure industry.

•	A 50.0% stake in BSH Bosch und Siemens Hausgeräte GmbH (BSH), Germany: BSH is a leading manufacturer of household appliances, offering an extensive range of innovative products tailored to customer needs and global megatrends alike. BSH was founded as a joint venture in 1967 between Robert Bosch GmbH and Siemens.

•	A 49.0% stake in Krauss-Maffei Wegmann GmbH & Co. KG, Germany, which holds a leading position in the defense technology market.

•	A 50.0% stake in ELIN GmbH & Co. KG, Austria, a provider of technical building equipment and installation services.

•	A 49.0% stake in Enterprise Networks Holdings B.V., Netherlands, a provider of open communications, network and security solutions to enterprise customers.

•	A 19.8% stake in GIG Holding GmbH, formerly named ARQUES Value Development GmbH, Germany, which owns all shares of Gigaset Communications GmbH (GC). GC focuses on cordless phones and broadband and home entertainment devices.

For additional information on investments held in Equity Investments, see Item 5: “Operating and financial review and prospects — Fiscal 2010 compared to fiscal 2009 — Segment information analysis — Equity Investments,” Item 7: “Major shareholders and related party transactions — Related party transactions,” as well as “Notes to Consolidated Financial Statements.”

Siemens IT Solutions and Services

Siemens IT Solutions and Services designs, builds and operates both discrete and large-scale information and communications systems. As a Siemens Cross-Sector Business, Siemens IT Solutions and Services offers comprehensive information technology and communications solutions from a single source both to third parties and to other Siemens entities and their customers. While mainly performing operations related services, it also creates solutions for customers by drawing on its management consulting resources to redesign customer processes, on its professional services to integrate, upgrade, build and install information technology systems and on its operational capabilities to run these systems on an ongoing basis. As of October 1, 2010, Siemens IT Solutions and Services was carved out of Siemens AG as a separate legal entity which is a wholly owned consolidated subsidiary of Siemens. Siemens IT Solutions and Services incurred significant charges in connection with measures to reduce its workforce by around 4,200 jobs worldwide.

The following table provides key financial data concerning Siemens IT Solutions and Services.

Year ended
September 30, 2010

Total revenue	€4.155 billion
External revenue	€3.150 billion
External revenue as percentage of Siemens revenue	4.15%
Profit	€(537) million

The following chart provides a geographic breakdown of Siemens IT Solutions and Services’ external revenue in fiscal 2010.

In its current form, Siemens IT Solutions and Services offers its solutions and services to external customers in the following areas:

•	Industry-Energy-Healthcare, which includes the automotive, discrete manufacturing, mobility and process industries as well as the energy and healthcare markets;

•	Public sector, which includes defense & intelligence, public security, employment services and public administration; and

•	Service industries, which includes customers in telecommunications and internet services, media, and financial and consulting services.

On a combined basis, Siemens is the largest customer of Siemens IT Solutions and Services, accounting for 24% of total revenue in fiscal 2010.

The types of services we offer include:

•	project-oriented consulting, design and implementation services, such as selecting, adapting and introducing new solutions to support business processes, as well as integration of systems and enterprise applications;

•	outsourcing services (full-scale IT operations spanning hosting, call center, network and desktop services) as well as operation of selected business processes (e.g., financial services back-office operations); and

•	software development such as design and implementation of software solutions for external customers.

At the beginning of fiscal 2011, software development solutions for the telecommunication industry were transferred from Siemens IT Solutions and Services to Centrally managed portfolio activities, a reconciliation item within Siemens’ segment information, introduced at the beginning of fiscal 2010.

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

Most of Siemens IT Solutions and Services’ consulting and design services involve information technology and communications systems that Siemens also builds and operates itself. At the same time, Siemens IT Solutions and Services also designs and builds systems and provides services using the software of several companies with which it has established relationships, such as Microsoft, SAP, Fujitsu and VMware.

The largest external customers of Siemens IT Solutions and Services in fiscal 2010 included BBC, BWI Informationstechnik, National Savings & Investments and Nokia Siemens Networks (NSN).

Siemens IT Solutions and Services has its own sales force and operates worldwide in more than 40 countries.

Because Siemens IT Solutions and Services routinely enters into large-scale and sometimes long-term projects, it occasionally becomes exposed to risks related to technical performance or specific customers or countries. Therefore, risks associated with long-term contracts remain a management priority at Siemens IT Solutions and Services. For additional information on these risks, see Item 3: “Key information — Risk factors.”

Siemens IT Solutions and Services’ competitors vary by region and type of service. A few of them are global, full-service IT providers such as IBM’s Global Services division, Accenture, CSC and HP Services. One of Siemens IT Solutions and Services’ competitors with a more narrow focus on specific regions or customers is T-Systems, a unit of Deutsche Telekom, which is based in Germany. As a service business, Siemens IT Solutions and Services requires a strong local presence and the ability to build close customer relationships and provide customized solutions while achieving economies of scale and successfully managing risks in large projects.

The IT services market is expected, according to Gartner, Inc., to show stronger growth in 2011 than in 2010 and growth is expected to return to levels seen before the global financial crisis after 2011. The market will, however, continue to be highly competitive and fragmented. Siemens IT Solutions and Services is expected to return to annual growth rates at market level starting in 2012.

Siemens Financial Services (SFS)

As a Siemens Cross-Sector Business, Siemens Financial Services (SFS) provides a variety of financial services and products both to third parties and to other Siemens entities and their customers. We are comprised of six business units, which can be classified as either capital businesses (consisting of the Commercial Finance Europe/APAC business unit (COFEA), the Commercial Finance U.S. business unit (COFUS) and the Equity component of the Equity Investment & Project Finance business unit) or fee businesses (consisting of the Treasury business unit, the Financing Services & Investment Management business unit, the Insurance business unit and the Project and Export Finance component of the Equity Investment & Project Finance business unit). The capital businesses support Siemens sales with leasing and lending programs and offer a broad range of financial solutions, including direct financing, to vendors and their business customers. Our finance products include finance leases, operating leases, hire purchases and rental contracts as well as structured loans. The capital businesses also make equity investments, mainly in infrastructure projects where Siemens acts as the principal supplier. SFS’ capital business is originated from Siemens as well as third party vendors and customers and is focused around Energy,

Industry and Healthcare as areas with Siemens’ domain expertise. The fee businesses support and advise Siemens in matters concerning financial risk and investment management and provide an important contribution to Siemens by arranging financing for Siemens projects. Most of SFS’ fee business is generated internally (i.e., with other Siemens entities as the customer).

In its transactions with Siemens and third parties, SFS acts consistent with banking industry standards in the international financial markets that are both applicable and mandatory for these transactions. In fiscal 2010, Siemens filed an application with the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht — BaFin) for the grant of a license to conduct banking business. The authority is currently reviewing the application. With the help of a licensed credit institution, Siemens would aim to expand the product portfolio of SFS, particularly in the sales finance area, to add flexibility to Group financing and to optimize its risk management.

The following table provides key financial data concerning SFS.

Year ended
September 30, 2010

Total assets	€12.506 billion
Total assets as percentage of Siemens assets	12.16%
Income before income taxes	€447 million

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

Services are provided through a network of COFEA and COFUS companies, located in 16 countries throughout Europe, Asia Pacific and North America, comprising regulated, partially or non-regulated entities. COFEA plans to establish a non-banking financial company in India and is currently in the process of seeking the required regulatory approvals. Refinancing of SFS COFEA/COFUS entities is mainly conducted by Siemens treasury units.

COFEA products comprise finance and operating leases, hire purchases, rentals, structured loans and very limited forfaiting. Structured solutions range from senior secured corporate loans and structured investment financing to infrastructure and project financing and acquisition, leveraged buyouts (LBO) and growth financing, typically as syndicated loans. SFS COFUS provides similar products in asset financing with a strong focus on senior secured lending and, to a lesser extent, other debt instruments to the Energy Sector, big ticket leasing for transportation and manufacturing assets in the Industry Sector and a growing portfolio in secured acquisition financing. COFUS’ asset-based lending solutions are mainly secured by receivables and inventory.

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

The Equity Investments & Project Finance business unit encompasses equity investments in infrastructure projects and small and medium-sized companies as well as the provision of advisory and other services to other Siemens entities. The business unit invests in equity of a broad range of infrastructure projects. In doing so, it concentrates on projects with a meaningful role for Siemens technology. Its investment focus is on power projects (thermal and renewable), medical projects and other infrastructure projects such as airports or railways.

In addition, the business unit conducts equity investments in small and medium-sized companies (venture and growth capital) to fund cutting-edge technologies and systems, making Siemens and its customers more competitive by expanding and improving the products and services offered by Siemens. Energy, healthcare, and industry, the core domains of Siemens’ technological expertise, are investment focal points. The business unit also offers customers advisory, analytical and selection services related to investments in private equity funds and manages a venture and growth capital fund-of-funds for institutional investors called Siemens Global Innovation Partners.

In its advisory role, the business unit supports Siemens Sectors as well as operating companies and consortia in which Siemens participates on project and sales financing transactions. To that end it is assisted by centers of competence, which provide advice on complex financing topics, including public-private partnerships as well as forfeiting and export and investment guarantees. The business unit cooperates with a global network of financial institutions at both national and international levels and maintains contacts at special international financing institutions such as development banks and export credit agencies (e.g., Euler Hermes, Coface, Sace and USExim). Other services provided are centered on the issuance and administration of bonds, guarantees, letters of credit and other sureties from banks for Siemens.

Effective May 1, 2010, the Treasury and Investment Management business unit was split into the business units Treasury and Financing Services & Investment Management. The reorganization reflects the change of responsibility for treasury activities.

The Treasury business unit handles all activities which fall into the sole responsibility of the Corporate Treasurer. Treasury is mandated by the Corporate Treasurer to provide treasury services to all Siemens entities. These activities comprise cash management and payment (including intercompany payments) services using group-wide tools with central controls to ensure compliance with internal and external guidelines and requirements as well as all external Siemens’ financing activities (especially capital market financing). In addition, it pools and manages centralized Siemens’ interest rate, certain commodity risk and currency risk exposure and uses derivative financial instruments in transactions with external financial institutions to offset such concentrated exposures. For more information on the use of derivatives to hedge risk, see Item 11: “Quantitative and qualitative disclosure about market risk.”

The Financing Services & Investment Management business unit consists of receivables management, third-party treasury advisory and investment management. It is engaged in the process of monitoring and warehousing short-term trade accounts receivable (tenor of up to 365 days) under the roof of Siemens Credit Warehouse. The objective is to centralize risk management for trade receivables as well as provide assets for receivables-backed financing. Treasury advisory provides consulting services and cash management systems to third-party customers. The investment management function provides investment management services relating to pension assets to Siemens as well as to external institutional clients and — via mutual funds — to the general public. It operates its investment business in Germany and Austria through its companies Siemens Kapitalanlagegesellschaft mbH (SKAG) and Innovest Kapitalanlage AG.

The Insurance business unit acts as insurance broker for Siemens and external customers, providing both industrial insurance and private finance solutions. In the area of industrial insurance solutions, the business unit supports Siemens and non-affiliated companies as a competent partner in all insurance related matters, including claims management as well as risk transfer to insurance and financial markets. It also acts as broker of Siemens-financed insurances for employees on business trips and foreign assignments. In the area of private finance solutions, the unit offers a wide range of products in the areas of insurance, retirement planning and residential construction financing for staff at Siemens and non-affiliated companies. Through RISICOM Rückversicherungs AG, SFS provides reinsurance solutions as integral part of Siemens’ risk financing program.

While SFS originates business in its capital business (leasing, loans, receivables financing, asset-based lending, equity investments) from external customers either directly or through the Siemens Sectors or through internal or external vendors, its fee business is mainly sourced internally from other Siemens entities. In certain cases, it uses financial intermediaries for business origination, mainly on secondary markets. Insurance services are also offered over the internet.

SFS’ main sources of risk are associated with external customers’ credit and its own equity portfolio. While the effects of the global financial market crisis are still noticeable, SFS is observing a stabilization of the credit environment.

Most of SFS’ services are geared towards Europe and North America. However, SFS is also present in select Asian countries, especially China, to support Siemens regional companies with financial services. SFS’ competition mainly includes commercial finance operations of banks, independent commercial finance companies, captive finance companies and asset management companies. International competitors include General Electric Commercial Finance, Société General Equipment Finance, BNP Paribas Equipment Finance and De Lage Landen. Particularly in the commercial finance business, our competitors often are local financial institutions and competition therefore varies from country to country.

As of October 1, 2010, Siemens Financial Services was renamed Financial Services due to regulatory requirements in connection with Siemens’ application in Germany for the grant of a license to conduct banking business.

Employees and labor relations

The following tables show the division of our employees by segments and geographic region as of September 30 for each of the years shown. Part-time employees are included on a proportionate basis.

	As of September 30,
Employees by segments(1)	2010	2009	2008
	(in thousands)

Industry	204	207	220
Energy	88	85	83
Healthcare	49	48	49
Siemens IT Solutions and Services	32	35	41
Siemens Financial Services	2	2	2
Other(2)	30	28	32

Total	405	405	427

(1)	Continuing operations.

(2)	Includes employees in corporate functions and services and business units not allocated to any Sector or Cross-Sector Businesses.

	As of September 30,
Employees by geographic regions(1)	2010	2009	2008
	(in thousands)

Europe, C.I.S., Africa, Middle East	240	243	256
therein Germany	128	128	132
Americas	91	91	98
therein U.S.	62	64	69
Asia, Australia	74	71	73
therein China	34	31	32
therein India	17	17	17

Total	405	405	427

(1)	Continuing operations.

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

In 1994, we closed a site in Hanau, Germany, which we had used for the production of uranium and mixed-oxide fuel elements. A smaller related site in Karlstein, where we operated a nuclear research and service center, was closed in 1989. We are in the process of cleaning up both facilities in accordance with the German Atomic Energy Act. We have developed a plan to decommission the facilities that involves the following steps: clean-out, decontamination and disassembly of equipment and installations, decontamination of the facilities and buildings, sorting of radioactive materials and intermediate and final storage of radioactive waste. This process will be supported by ongoing engineering studies and radioactive sampling under the supervision of German federal and state authorities. We expect that the process of decontamination, disassembly and sorting of radioactive waste will continue until 2015. We will be responsible for storing the material until the government-developed storage facility becomes available. With respect to the Hanau facility, the process of setting up intermediate storage for radioactive waste has neared completion and the facility has been released from the scope of application of the German Atomic Energy Act so that its further use is unrestricted under that Act. However, the State of Hessen still requires us to monitor the ground water until uranium levels consistently meet targets set by the State. The ultimate costs of this project will depend, in part, on where the government-developed storage facility will be located and when it becomes available. We set up a provision with respect to this matter, which at September 30, 2010 amounted to €1,004 million. This provision is based on a number of significant estimates and assumptions as to the ultimate costs of this project. During 2010, several parameters were specified relating to the development of a final storage facility in the so-called “Schacht Konrad.” For additional information, see “Notes to Consolidated Financial Statements.”

Some of our products are subject to the Directive 2002/95/EC of the European Parliament and of the Council on the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment (the RoHS Directive). The RoHS Directive bans the use of certain hazardous substances in electrical and electronic equipment. We are in compliance with current requirements under the RoHS Directive. Revisions to certain exemptions from the RoHS Directive were published in September 2010. These revisions introduce certain mercury reduction requirements that will affect our subsidiary OSRAM GmbH.

The current review of the RoHS Directive and of Directive 2002/96/EC of the European Parliament and of the Council on Waste Electrical and Electronic Equipment (the WEEE Directive) by the EU Commission is expected to lead inter alia to changes in the future scope of the RoHS Directive (e.g. inclusion of medical equipment beginning in 2014). However, as the review process is still ongoing and various drafts are currently being proposed by the European Parliament, the European Council and the European Commission, a detailed assessment of the overall impact of the directives on Siemens and of any future financial obligations is as yet not possible.

Restrictions on the use of certain substances comparable to those of the RoHS Directive and of the WEEE Directive are under discussion in several other countries, such as the USA, Australia, Argentina, China and South Korea.

We are also subject to the Regulation (EC) No. 1907/2006 of the European Parliament and of the Council concerning the Registration, Evaluation, Authorisation and Restriction of Chemicals (REACH), which entered into force in part on June 1, 2007. In the near future we do not expect any additional risks resulting from REACH because the next measures to be taken by the European Commission under REACH are expected to be limited to the imposition of further information obligations. We will take the necessary measures to comply with these future obligations.

The experience of the last two years has shown that neither the Directive 2004/35/CE of the European Parliament and of the Council on Environmental Liability with Regard to the Prevention and Remediation of Environmental Damage nor the applicable remediation measures for damage to protected species and natural habitats, have yet had any impact on Siemens. Nevertheless we continue to maintain insurance coverage for these risks, which is available in the market.

In the United States, certain of our facilities may be required to obtain operating permits under Title V of the Clean Air Act Amendments of 1990, which governs certain air quality standards. The application for permits and related compliance obligations may require us to incur future costs.

It is our policy to comply with environmental requirements and to provide workplaces for employees that are safe, environmentally sound, and which do not adversely affect the health or environment of their communities. Compliance with environmental requirements is also a focus of the environmental audits we conduct. In remediation of the results of recent environmental audits, additional cost for the implementation and operation of R&D, production and modified logistic processes may occur over the next three years. Taking such remediation measures into account, we believe that we are in substantial compliance with all environmental and health and safety laws and regulations. However, there is a risk that we may incur expenditures significantly in excess of our expectations to cover environmental liabilities, to maintain compliance with current or future environmental and health and safety laws and regulations and/or to undertake any necessary remediation.

Environmental Portfolio

Our Environmental Portfolio may serve as an example of the way we strive to align our business activities with the aforementioned megatrends, in this case climate change. The portfolio contains technologies that reduce impacts on the environment and minimize carbon dioxide emissions responsible for climate change. The elements of the portfolio fall into three main categories: products and solutions with outstanding energy efficiency, such as combined cycle power plants, energy-saving light bulbs and intelligent building technologies; systems and components for renewable forms of energy, such as wind turbines and solar power; and environmental technologies for cleaner water and air.

The qualification of products and solutions for our Environmental Portfolio is based on defined processes and strict criteria. Once a year, the Siemens Sustainability Board decides upon changes in the Environmental Portfolio. This covers the inclusion of newly developed products and solutions fulfilling our qualification criteria as well as additionally qualified products and solutions for which proof for the fulfillment of the qualification criteria was previously not available. For additionally qualified products and solutions, we report their prior-year revenue and prior-year contribution to reducing customer carbon dioxide emissions on a comparable basis. Furthermore, the Sustainability Board takes decisions regarding the exclusion of products and solutions that no longer fulfill our qualification criteria from the Environmental Portfolio. To qualify for the Environmental Portfolio, a product or solution must fall into one of the three categories mentioned above. The calculation of the reduction of carbon dioxide emissions is based on a specific comparison for every relevant product and solution in the Environmental Portfolio. For this calculation, we focus on those products and solutions that have a material impact on the overall carbon dioxide emissions reduction. To determine the baseline and calculate the reduction in our customers’ annual carbon dioxide emissions, we generally apply one of the following three methods: direct before-and-after comparison of the emissions; direct comparison with a reference technology; or comparison with the installed base. The described criteria and procedures are reviewed regularly and may be subject to change.

With our Environmental Portfolio we intend to help our customers to reduce their carbon dioxide footprint, cut their energy costs and improve their profitability through an increase in their productivity. Our target by 2011 is to help our customers reduce their annual carbon dioxide emissions by approximately 300 million tons through Siemens products and solutions that were installed at customer locations since the beginning of fiscal 2002 and remain in use today. The Siemens products and solutions installed by the end of fiscal 2010 are already reducing customer carbon dioxide emissions by approximately 267 million tons a year.

In addition to its environmental benefits, our Environmental Portfolio enables us to compete successfully in attractive markets and generate profitable growth. We had set ourselves a revenue target for the Environmental Portfolio — to generate €25 billion in revenue from the portfolio by the end of fiscal 2011. We achieved that goal significantly earlier than planned. Including revenues from newly developed and additionally qualified products and solutions, revenues from the portfolio in the current year amounted to €27.6 billion and exceeded the comparable revenues of €26.8 billion in fiscal 2009. This means that in fiscal 2010 our Environmental Portfolio already accounted for about 36% of our total revenues. As we continue to see growth opportunities for our Environmental Portfolio, we have set a new target within One Siemens to exceed revenue of €40 billion from the portfolio by the end of fiscal 2014.

There is no standard system that applies across companies for qualifying products and solutions for environmental and climate protection, or for compiling and calculating the respective revenues and the quantity of reduced carbon dioxide emissions attributable to such products and solutions. Accordingly, revenues from our Environmental Portfolio and the reduction of our customers’ annual carbon dioxide emissions may not be comparable with similar information reported by other companies. Furthermore, we subject revenues from our Environmental Portfolio and the reduction of our customers’ annual carbon dioxide emissions to internal documentation and review requirements which are different from those applicable to our financial information. We may change our policies for recognizing revenues from our Environmental Portfolio and the reduction of our customers’ annual carbon dioxide emissions in the future without previous notice.

As in previous years, we again commissioned an independent accounting firm with a limited assurance engagement to review the reported results for our Environmental Portfolio for fiscal 2010. Such review is different from the audit performed for our consolidated financial statements. The outcome of the review was favorable and the independent accounting firm reported its results, in particular, the details relating to total revenues generated by the Environmental Portfolio and the quantity of reduced carbon dioxide emissions attributable to it, in an Independent Assurance Report.

Property

Siemens has in excess of 300 major production and manufacturing plants in more than 40 countries worldwide. A production and manufacturing plant is defined as a facility at a business level, in which raw or source materials are transformed into finished goods on a large scale by using equipment and production resources such as machines, tools, energy and labor. More than 160 production and manufacturing plants are located in the region Europe, C.I.S., Africa, Middle East; over 80 production and manufacturing plants are located in the Americas and over 80 production and manufacturing plants are in Asia, Australia. With more than 190 production and manufacturing plants, the Industry Sector accounts for the greatest proportion of these, followed by the Energy Sector (more than 100 facilities) and the Healthcare Sector (more than 30 facilities).

Siemens also owns or leases other properties including office buildings, warehouses, research and development facilities and sales offices.

Siemens’ principal executive offices are located in Munich, Germany.

We believe that our current facilities are in good condition and adequate to meet the requirements of our present and foreseeable future operations.

None of our properties are subject to mortgages and other security interests granted to secure indebtedness to financial institutions.

Intellectual property

Siemens has several thousand patents and licenses covering its products and services worldwide. Research and development is a priority throughout Siemens on a Sector, Cross-Sector Business and Division basis. For a discussion of the main focus of the current research and development efforts of each Sector, see “Research and development.” Siemens also owns thousands of registered trademarks worldwide. Neither the Company nor any Sector or Cross-Sector Business or Division is dependent on any single patent, license or trademark or any group of related patents, licenses or trademarks.

Research and development

In fiscal 2010, our research & development (R&D) activities were targeted as before on (1) ensuring long-term future viability, (2) enhancing technological competitiveness and (3) optimizing the allocation of R&D resources.

It is our aim to continue to strengthen our innovation capability. In fiscal 2010, Siemens spent €3.846 billion on R&D. Despite the financial and economic crisis, R&D intensity was level with fiscal 2009 and above the level in fiscal 2008.

The Industry Sector invested €1.7 billion with an R&D intensity of 4.9%; the Energy Sector €0.8 billion with an R&D intensity of 3.1%; and the Healthcare Sector €1.1 billion with an R&D intensity of 9.0%. Our central research department (Corporate Technology, CT) and Siemens IT Solutions and Services accounted for additional R&D spending.

We have 12,800 R&D employees in Germany and 17,300 R&D employees in roughly 30 countries outside of Germany, including the U.S., China, Austria, India, Slovakia, Switzerland, UK, Croatia, Sweden, Denmark, Czech Republic and France.

Siemens holds roughly 58,000 patents worldwide, compared to 56,000 patents a year earlier. In terms of the number of published patent applications, Siemens ranked third in Germany and second in Europe in calendar 2009. In terms of the number of patents granted, Siemens ranked thirteenth in the U.S. in calendar 2009. For comparison, Siemens was second in Germany and in Europe, and twelfth in the U.S. in calendar 2008.

The focus of R&D for the Environmental Portfolio is on increasing the efficiency of both renewable and conventional power generation as well as further improving low-loss power transmission, new solutions for intelligent power networks (smart grids), solar energy, carbon dioxide separation in power plants and energy storage systems for volatile renewable energies. Further focus areas are to promote more efficient energy use, whether for industry, building technology, lighting (for example light emitting diodes) or transportation, including electric vehicles—from drives to rapid charging stations—as well as further development of water and air purification systems and drinking water purification with new membrane technologies.

Collaborations with universities and non-university research institutes make an important contribution to Siemens’ capacity to innovate. The key goals of these partnerships are tapping the potential for joint research and development projects, developing and extending the network of universities or research institutes with which Siemens works and increasing communication between Siemens and these universities or institutes, and strengthening the appeal of Siemens to highly qualified young people as a potential employer.

In addition, the Company takes part in publicly funded programs sponsored by such organizations as the European Union, the German Federal Ministry of Research and Education, the German Federal Ministry of Economics and Technology, and the German Federal Ministry of the Environment, Nature Conservation and Nuclear Safety. Siemens believes that these activities not only promote an exchange with external partners in the area of innovation, but also provide access to complementary technological competence that enhances the innovative strength of the entire Company.

CT works closely with the R&D teams of the Sectors and Divisions. To facilitate this collaboration CT, which has more than 5,000 employees, is set up as a worldwide network with primary locations in Germany, the U.S., Austria, Slovakia, Russia, India, China, Japan, and Singapore.

The Sectors concentrate their R&D efforts on the next generation of their products and solutions, which they are preparing for a successful market launch. In contrast, the research and development specialists at CT are focused two generations ahead and prepare the technological basis for that generation. Due to their close collaboration with the product and customer-related parts of the Company as well as their intensive interchange with global research establishments, the CT specialists are not only able to identify technical and societal trends at an early stage, but also to analyze and actively shape these trends. CT is dedicated to the principles of Open Innovation and accordingly, continuously strives to ensure that information from the science and technology sectors is introduced at Siemens.

The roughly 50 global technology fields covered by CT include the subject areas materials and microsystems, production methods, security, software and engineering, power engineering, sensors, automation, medical information systems and imaging methods, information and communication technologies, the extraction and processing of raw materials, and off-grid power generation. The technology portfolio also includes lighthouse projects which are designed to create new business opportunities for Siemens. They cover areas such as electromobility and smart grid—for example, solutions for major strategic challenges. The combination of the latest technologies and intensive cooperation with the Sectors has the potential to produce entirely new solutions. Our SMART (Simplicity, Maintenance friendly, Affordable, Reliable and Timely to market) solutions implement new technologies in a manner that renders them competitive in low-price markets. These affordable solutions are aligned with the needs of the relevant markets and are characterized by their simplicity, ease of maintenance, and reliability. SMART solutions, such as those developed in the fields of healthcare and decentralized power generation, are under development at CT and at the Sectors. In fact, a number of them are already being used successfully today.

R&D priorities of the Industry Sector include the IT-based integration of product planning and production processes into product lifecycle management. The objective is to accelerate processes at each point of the value-added chain with the aim of reducing the time to market by as much as 50%. The further development of automation technology, including, in particular software, is of crucial importance in this respect. In addition, the Industry Sector is striving to achieve greater energy efficiency, lower consumption of raw materials, and lower emissions. The same goals are pursued in connection with the development of high-performance lighting solutions—for example with light-emitting diodes—building control systems or transportation systems featuring energy-saving drives and of our “complete mobility” approach which aims to integrate various transportation systems in order to bring people and goods to their destination more efficiently, more rapidly, and more comfortably.

Our R&D activities in the Energy Sector are focused on developing methods for the efficient generation, transmission, and distribution of electrical energy. In this regard, the conversion of existing power grids to smart grids, in particular, is expected to play a major role. Intelligent grids are not only the prerequisite for sustainable energy systems but also for achieving an optimal integration of increasingly large amounts of renewable energies and future electric vehicles into the energy mix. Another area of research addressed by the Energy Sector involves optimized solutions for solar thermal power plants. Other focal points include floating wind power turbines on high seas, innovative technologies for the low-loss transmission of electricity, the use of new materials for turbine blades to enhance power plant efficiency, and technologies for separating carbon dioxide—a greenhouse gas—from the fuel gas produced at fossil fuel-fired power plants.

The reversal of the age pyramid, together with growing population figures, is leading to increasing demand for efficient healthcare, which offers people the best possible care at an affordable price. Accordingly, the R&D activities of the Healthcare Sector focus particularly on innovations that assist customers in meeting this challenge. This primarily involves the combination of various imaging methods—which provide increasingly detailed and faster three-dimensional insights into the body of a patient, while subjecting him or her to less discomfort—with modern therapeutic measures, diagnostics, and information technology to create vastly improved, coordinated workflows. In response to market demands, product innovations that automate clinical work processes and optimize laboratory diagnostics are also a priority for the Healthcare Sector. As a result of the information provided by the various diagnostic methods, doctors are in a position to better identify diseases earlier. They are also able to tailor therapies more closely to a patient’s needs by monitoring the effect of medication more accurately and exploiting the evaluation and analytical capabilities of modern computer technology. The Sector is also involved in the targeted development of products that meet the specific requirements of healthcare systems of emerging countries, which enables us to assist in developing primary medical care in these countries.

Supply chain management

In fiscal 2009, we had launched a Supply Chain Management Initiative with the objective of working with our suppliers to establish a leading global procurement network, promote the development of technologies, and accelerate innovation cycles. In fiscal 2010, this initiative was transferred into a new and permanent organization for supply chain management within Siemens, having already generated substantial and sustainable savings for Siemens. Supply chain management at Siemens aims to ensure the availability and quality of the materials we require to serve our customers. This can only be achieved by means of a globally balanced, localized and close-knit network with our supply base and a very close link and strategic alignment with the Siemens businesses.

A cornerstone of our new organization for supply chain management is the global and centralized responsibility for all indirect materials, as well as all Siemens-wide managed direct materials. This approach constitutes a major step towards one of the key objectives of the former initiative, to significantly increase the share of Siemens-wide managed materials, in order to leverage bundling effects across Siemens more effectively.

The second central component of our Supply Chain Management Initiative was global value sourcing, which entails the development of a competitive global supply network and joint product development and innovations with our key suppliers as well as an increased share of sourcing in developing markets (global value sourcing countries), in order to achieve a better regional balance between sales and procurement volume. The final measure within our initiative was to optimize our supply base by reducing the number of our suppliers and to intensify our cooperation with those suppliers that contribute most to our value creation.

Another important topic for supply chain management at Siemens is sustainability in our supply chain. We made further progress with this topic in the current fiscal year and will continue to pursue it in fiscal 2011. Siemens requires all its suppliers to comply with the principles of the Code of Conduct for Siemens Suppliers and to support its implementation in their own supply chains as well. We also initiate worldwide on-site sustainability audits by external experts to ensure the fulfillment of our standards and to encourage a sustainable business conduct throughout our entire global supply chain. Further, we are striving to optimize the continuous feedback from our suppliers by taking a new approach to feedbacks. In particular, we want to find out from our suppliers how Siemens can better support and integrate them in implementing sustainability topics.

In addition, we have designed an Energy Efficiency Program for our suppliers. By conducting environmental and energy efficiency checks, we work with our suppliers to identify any potential for reducing the consumption of energy and resources. In this regard, we draw upon the expertise and know-how gained in connection with our own environmental program and our Environmental Portfolio. For further information, see “Environmental Portfolio.” We are planning to roll out this program to the first 1,000 suppliers over the next two fiscal years.

Legal proceedings

Public corruption proceedings

Governmental and related proceedings

Public prosecutors and other government authorities in jurisdictions around the world are conducting investigations of Siemens and certain of our current and former employees regarding allegations of public corruption, including criminal breaches of fiduciary duty such as embezzlement, as well as bribery, money laundering and tax evasion, among others. These investigations involve allegations of corruption at a number of Siemens’ business units.

On December 15, 2008, Siemens announced that legal proceedings against it arising from allegations of bribing public officials were concluded on the same day in Munich, Germany, and in Washington, DC. The Munich public prosecutor announced the termination of legal proceedings alleging the failure of the former Managing Board of Siemens AG to fulfill its supervisory duties. The investigations of former members of the Managing Board, employees of the Company and other individuals remain unaffected by this resolution. In Washington, DC, Siemens pleaded guilty in federal court to criminal charges of knowingly circumventing and failing to maintain adequate internal controls and failing to comply with the books and records provisions of the U.S. Foreign Corrupt Practices Act (FCPA). In related cases, three Siemens foreign subsidiaries, Siemens S.A. (Argentina), Siemens Bangladesh Ltd. and Siemens S.A. (Venezuela), pleaded guilty to individual counts of conspiracy to violate the FCPA. At the same time, Siemens settled a civil action against it brought by the U.S. Securities and Exchange Commission (SEC) for violations of the FCPA. The agreement reflects the U.S. prosecutors’ express recognition of Siemens’ extraordinary cooperation as well as Siemens’ new and comprehensive compliance program and extensive remediation efforts. Based on these facts, the lead agency for U.S. federal government contracts, the Defense Logistics Agency, issued a formal determination that Siemens remains a responsible contractor for U.S. government business.

Under the terms of the plea and settlement agreements reached in the United States, Siemens has engaged Dr. Theo Waigel, former German federal minister of finance, as compliance monitor to evaluate and report, for a period of up to four years, on the Company’s progress in implementing and operating its new compliance program.

In the fourth quarter of fiscal 2008, the Company accrued a provision in the amount of approximately €1 billion in connection with the discussions with the Munich public prosecutor, the SEC and the United States Department of Justice for the purpose of resolving their respective investigations. Cash outflows relating to the fines and disgorgements referred to above during the first quarter of fiscal 2009 amounted to €1.008 billion.

As previously reported, in October 2007, the Munich public prosecutor terminated a similar investigation relating to Siemens’ former Communications Group. Siemens paid €201 million in connection with the termination of this investigation. This brings the total amount paid to authorities in Germany in connection with these legal proceedings to €596 million.

As previously reported, the public prosecutor in Wuppertal, Germany, is conducting an investigation against Siemens employees regarding allegations that they participated in bribery related to the awarding of an EU contract for the refurbishment of a power plant in Serbia in 2002. In April 2010, the public prosecutor discontinued the investigation.

As previously reported, Siemens Zrt. Hungary and certain of its employees are being investigated by Hungarian authorities in connection with allegations concerning suspicious payments in connection with consulting agreements with a variety of shell corporations and bribery relating to the awarding of a contract for the delivery of communication equipment to the Hungarian Armed Forces.

As previously reported, the Vienna, Austria, public prosecutor is conducting an investigation into payments between 1999 and 2006 relating to Siemens AG Austria and its subsidiary Siemens VAI Metal Technologies GmbH & Co. for which valid consideration could not be identified.

As previously reported, authorities in Russia are conducting an investigation into alleged misappropriation of public funds in connection with the award of contracts to Siemens for the delivery of medical equipment to public authorities in Yekaterinburg in the years 2003 to 2005. Siemens is cooperating with the authorities.

As previously reported, in August 2007, the Nuremberg-Fuerth public prosecutor began an investigation into possible violations of law in connection with the United Nations Oil-for-Food Programme. In December 2008, the public prosecutor discontinued the investigation with respect to all persons accused.

As previously reported, the Sao Paulo, Brazil, public prosecutor conducted certain investigations of Siemens relating to the use of business consultants and suspicious payments in connection with the former Transportation Systems Group in or after 2000. In 2009, the authority discontinued the investigation.

On March 9, 2009, Siemens AG received a decision by the Vendor Review Committee of the United Nations Secretariat Procurement Division (UNPD) suspending Siemens AG from the UNPD vendor database for a minimum period of six months. The suspension applies to contracts with the UN Secretariat and stems from Siemens AG’s guilty plea in December 2008 to violations of the U.S. Foreign Corrupt Practices Act. Siemens AG does not expect a significant impact on its business, results of operations or financial condition from this decision. On December 22, 2009, Siemens AG filed a request to lift the existing suspension to which it has not yet received a response.

In April 2009, Siemens AG received a “Notice of Commencement of Administrative Proceedings and Recommendations of the Evaluation and Suspension Officer” from the World Bank, which comprises the International Bank for Reconstruction and Development as well as the International Development Association, in connection with allegations of sanctionable practices during the period 2004-2006 relating to a World Bank-financed project in Russia. On July 2, 2009, the Company entered into a global settlement agreement with the International Bank for Reconstruction and Development, the International Development Association, the International Finance Corporation and the Multilateral Investment Guarantee Agency (collectively, the World Bank Group) to resolve World Bank Group investigations involving allegations of corruption by Siemens. In the agreement, Siemens voluntarily undertakes to refrain from bidding in connection with any project, program, or other investment financed or guaranteed by the World Bank Group (Bank Group Projects) for a period of two years, commencing on January 1, 2009 and ending on December 31, 2010. Siemens is not prohibited by the voluntary restraint from continuing work on existing contracts under Bank Group Projects or concluded in connection with World Bank Group corporate procurement provided such contracts were signed by Siemens and all other parties thereto prior to January 1, 2009. The agreement provides for exemptions to the voluntary restraint in exceptional circumstances upon approval of the World Bank Group. Siemens also had to withdraw all pending bids, including proposals for consulting contracts, in connection with Bank Group Projects and World Bank Group corporate procurement where the World Bank Group has not provided its approval prior to July 2, 2009. Furthermore, Siemens is also required to voluntarily disclose to the World Bank Group any potential misconduct in connection with any Bank Group Projects. Finally, Siemens has undertaken to pay U.S.$100 million to agreed anti-corruption organizations over a period of not more than 15 years. In fiscal 2009, the Company took a charge to Other operating expense to accrue a provision in the amount of €53 million relating to the global settlement agreement with the World Bank Group. In November 2009, Siemens Russia OOO and all its controlled subsidiaries were, in a separate proceeding before the World Bank Group, debarred for four years from participating in Bank Group Projects. Siemens Russia OOO did not contest the debarment.

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

In November 2009 and in February 2010, a subsidiary of Siemens AG voluntarily self-reported possible violations of South African anti-corruption regulations in the period before 2007 to the responsible South African authorities.

As previously reported, the public prosecutor in Milan, Italy, had filed charges against a current and a former employee of Siemens S.p.A., Siemens S.p.A., and one of its subsidiaries in November 2007, alleging that the two individuals made illegal payments to employees of the state-owned gas and power group ENI. Charges were also filed against other individuals and companies not affiliated with Siemens. The two individuals, Siemens S.p.A., and its subsidiary entered into a “patteggiamento” (plea bargaining agreement without the recognition of any guilt or responsibility) with the Milan public prosecutor which was confirmed by the Milan court on April 27, 2009. Under the terms of the patteggiamento, Siemens S.p.A. and the subsidiary were each fined €40,000 and ordered to disgorge profits in the amount of €315,562 and €502,370, respectively. The individuals accepted suspended prison sentences. The decision is final and the proceedings are closed.

As previously reported, the Argentinean Anti-Corruption Authority is conducting an investigation into corruption of government officials in connection with the award of a contract to Siemens in 1998 for the development and operation of a system for the production of identity cards, border control, collection of data and voters’ registers. Searches were undertaken at the premises of Siemens Argentina and Siemens IT Services S.A. in Buenos Aires in August 2008 and in February 2009. The Company is cooperating with the Argentinean Authorities. The Argentinean investigative judge also requested judicial assistance from the Munich public prosecutor and the federal court in New York repeatedly.

On August 17, 2009, the Anti-Corruption Commission of Bangladesh (ACC) filed criminal charges against two current and one former employee of Siemens Bangladesh’s Healthcare business. It is alleged that the employees colluded with employees of a public hospital to overcharge for the delivery of medical equipment in the period before 2007.

On December 30, 2009, the ACC sent a request for information to Siemens Bangladesh Ltd. (Siemens Bangladesh) related to telecommunications projects of Siemens’ former Communications (Com) Group undertaken prior to 2007. On January 4, 2010, Siemens Bangladesh was informed that in a related move the Anti Money Laundering Department of the Central Bank of Bangladesh is conducting a special investigation into certain accounts of Siemens Bangladesh and of former employees of Siemens Bangladesh in connection with transactions for Com projects undertaken in the period from 2002 to 2006. On February 16, 2010, the ACC sent a request for additional information.

On June 23, 2010, the Frankfurt public prosecutor searched premises of Siemens in Germany in response to allegations of questionable payments relating to an Industry project in Thailand. Siemens is cooperating with the authority.

In August 2010, the Inter-American Development Bank (IADB) issued a notice of administrative proceedings against, among others, Siemens IT Solutions and Services Argentina alleging fraudulent misstatements and antitrust violations in connection with a public invitation to tender for a project in the province of Cordoba, Argentina, in 2003. Siemens is cooperating with the IADB.

Also in August 2010, the IADB issued a notice of administrative proceedings against, among others, Siemens Venezuela alleging fraudulent misstatements and public corruption in connection with a public invitation to tender for healthcare projects in the Venezuelan provinces of Anzoategui and Merida in 2003. Siemens is cooperating with the IADB.

As previously reported, in February 2010 a Greek Parliamentary Investigation Committee (GPIC) was established to investigate whether any politicians or other state officials in Greece were involved in alleged wrong-doing of Siemens in Greece. GPIC’s investigation is focused on possible criminal liability of politicians and other state officials. Greek public prosecutors are separately investigating certain fraud and bribery allegations involving—among others—former board members and former executives of Siemens A.E. Greece (Siemens A.E.) and Siemens AG. Both investigations may have a negative impact on civil proceedings currently pending against Siemens AG and Siemens A.E. and may affect the future business activities of Siemens in Greece. In September 2010, the GPIC assumed in a preliminary estimate that the alleged damages suffered by the Greek state from contracts signed with Siemens might reach up to €2 billion. At present, it is unclear to Siemens what the basis of the alleged damages is or how the alleged amount of damages was computed.

As previously reported, the Nigerian Economic and Financial Crimes Commission (EFCC) was conducting an investigation into alleged illegal payments by Siemens to Nigerian public officials between 2002 and 2005. In October 2010, the EFCC filed charges with the Federal High Court in Abuja and the High Court of the Federal Capital Territory against—among others—Siemens Ltd. Nigeria (Siemens Nigeria), Siemens AG and former board members of Siemens Nigeria. On November 22, 2010, the Nigerian Government and Siemens Nigeria entered into an out of court settlement, obligating Siemens Nigeria to make a payment in the mid double-digit Euro million range to Nigeria in exchange for the Nigerian Government withdrawing these criminal charges and refraining from the initiation of any criminal, civil or other actions—such as a debarment—against Siemens Nigeria, Siemens AG, and Siemens employees.

The Company remains subject to corruption-related investigations in several jurisdictions around the world. As a result, additional criminal or civil sanctions could be brought against the Company itself or against certain of its employees in connection with possible violations of law. In addition, the scope of pending investigations may be expanded and new investigations commenced in connection with allegations of bribery and other illegal acts. The Company’s operating activities, financial results and reputation may also be negatively affected, particularly as a result of penalties, fines, disgorgements, compensatory damages, third-party litigation, including with competitors, the formal or informal exclusion from public invitations to tender, or the loss of business licenses or permits. Additional expenses and provisions, which could be material, may need to be recorded in the future for penalties, fines, damages or other charges in connection with the investigations.

As previously reported, the Company is following up on evidence of bank accounts and the amounts of the funds deposited therein in various locations. Certain funds have been frozen by authorities. During fiscal 2010, the Company recognized an amount of €40 million in Other operating income from the agreed recovery of funds from one of these accounts.

Civil litigation

As already disclosed by the Company in press releases, Siemens AG asserted claims for damages against former members of the Managing and Supervisory Board. The Company based its claims on breaches of organizational and supervisory duties in view of the accusations of illegal business practices that occurred in the course of international business transactions in the years 2003 to 2006 and the resulting financial burdens for the Company. On December 2, 2009 Siemens reached a settlement with nine out of eleven former members of the Managing and Supervisory Board. As required by law, the settlements between the Company and individual board members were subject to approval by the Annual Shareholders’ Meeting. The Company reached a settlement agreement with its directors and officers (D&O) insurers regarding claims in connection with the D&O insurance of up to €100 million. The Annual Shareholders’ Meeting approved all nine settlements between the Company and the former members of the Managing and Supervisory Board on January 26, 2010. The shareholders also agreed to the settlement with respect to claims under the D&O insurance. During the second quarter of fiscal 2010, Siemens AG received certain benefits as required under the aforementioned settlement agreements with the result that an amount of €96 million net of related cost was recognized primarily in Other operating income. Thereof €84 million resulted from the settlement agreement with the D&O insurers and €12 million resulted from settlement agreements with former board members. The former board members used claims they had against the Company to offset a portion of their obligations under the aforementioned settlement agreements. The remaining amount was or will be settled by the former board members in cash. On January 25, 2010, Siemens AG filed a lawsuit with the Munich District Court I against the two former board members who were not willing to settle, Thomas Ganswindt and Heinz-Joachim Neubürger. The complaint was served upon the defendants. The defendants asked Siemens AG to produce certain documents.

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

As previously disclosed, in June 2008, the Republic of Iraq filed an action requesting unspecified damages against 93 named defendants with the United States District Court for the Southern District of New York on the basis of findings made in the “Report of the Independent Inquiry Committee into the United Nations Oil-for-Food Programme.” Siemens S.A.S. France, Siemens A. Ş. Turkey and OSRAM Middle East FZE, Dubai, are among the 93 named defendants. Process was served upon all three Siemens subsidiaries. The three Siemens subsidiaries will defend themselves against the action.

As previously reported, Siemens AG had filed a request for arbitration against the Republic of Argentina (Argentina) with the International Center for Settlement of Investment Disputes (ICSID) of the World Bank. Siemens AG claimed that Argentina had unlawfully terminated its contract with Siemens for the development and operation of a system for the production of identity cards, border control, collection of data and voters’ registers (DNI project) and thereby violated the Bilateral Investment Protection Treaty between Argentina and Germany (BIT). Siemens AG sought damages for expropriation and violation of the BIT of approximately U.S.$500 million. A unanimous decision on the merits was rendered by the ICSID arbitration tribunal on February 6, 2007, awarding Siemens AG compensation in the amount of U.S.$217.8 million, plus compound interest thereon at a rate of 2.66% since May 18, 2001. The tribunal also ruled that Argentina is obligated to indemnify Siemens AG against any claims of subcontractors in relation to the project (amounting to approximately U.S.$44 million) and, furthermore, that Argentina would be obligated to pay Siemens AG the full amount of the contract performance bond (U.S.$20 million) in the event this bond was not returned. The time period set by the tribunal for returning the contract performance bond subsequently elapsed without delivery. As previously reported, Argentina subsequently filed applications with the ICSID aiming at the annulment and reversal of the decision and a stay of enforcement of the arbitral award. On August 12, 2009, Argentina and Siemens AG reached an agreement to mutually settle the case and discontinue any and all civil proceedings in connection with the case without acknowledging any legal obligations or claims. No payment was made by either party.

As previously reported, Siemens has been approached by a competitor to discuss claims it believes it has against the Company. The alleged claims relate to allegedly improper payments by the Company in connection with the procurement of public and private contracts. Siemens is assessing whether any basis exists for such claims. Siemens and the competitor have engaged in discussions; the outcome of these discussions is open.

As previously disclosed, a securities class action was filed in December 2009 against Siemens AG with the United States District Court for the Eastern District of New York seeking damages for alleged violations of U.S. securities laws. The Company is defending itself against the action.

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

As previously reported, in April 2007, Siemens AG and VA Tech filed actions before the European Court of First Instance in Luxemburg against the decisions of the European Commission dated January 24, 2007, to fine Siemens and VA Tech for alleged antitrust violations in the European Market of high-voltage gas-insulated switchgear between 1988 and 2004. Gas-insulated switchgear is electrical equipment used as a major component for turnkey power substations. The fine imposed on Siemens amounted to €396.6 million and was paid by the Company in 2007. The fine imposed on VA Tech, which Siemens AG acquired in July 2005, amounted to €22.1 million. VA Tech was declared jointly liable with Schneider Electric for a separate fine of €4.5 million. The European Court of First Instance has not yet issued a decision. In addition to the proceedings mentioned in this document, authorities in Brazil, the Czech Republic and Slovakia are conducting investigations into comparable possible antitrust violations. In October 2010, the High Court of New Zealand dismissed corresponding charges against Siemens. The decision is still appealable.

As previously reported, on October 25, 2007, upon the Company’s appeal, a Hungarian competition court reduced administrative fines imposed on Siemens AG for alleged antitrust violations in the market of high-voltage gas-insulated switchgear from €0.320 million to €0.120 million and from €0.640 million to €0.110 million regarding VA Technologie AG. The Company and the Competition Authority both appealed the decision. In November 2008, the Court of Appeal confirmed the reduction of the fines. On December 5, 2008, the Competition Authority filed an extraordinary appeal with the Supreme Court. In December 2009, Siemens AG was notified that the Supreme Court had remanded the case to the Court of Appeal, with instructions to take a new decision on the amount of the fines. The extraordinary appeal from the Competition Authority was rejected with legally binding effect by the Court of Appeal on January 27, 2010. On April 6, 2010, the Competition Authority filed another extraordinary appeal with the Supreme Court.

In connection with the January 24, 2007 decision of the European Commission regarding alleged antitrust violations in the high-voltage gas-insulated switchgear market, claims are being made against Siemens. Among others, a claim was filed by National Grid Electricity Transmission Plc. (National Grid) with the High Court of England and Wales in November 2008. Twenty-one companies have been named as defendants, including Siemens AG and various of its subsidiaries. National Grid asserts claims in the aggregate amount of approximately £249 million for damages and compound interest. Siemens believes National Grid’s claim to be without merit. As discussed, the European Commission’s decision has been appealed to the European Court of First Instance. On June 12, 2009, the High Court granted a stay of the proceedings pending before it until three months after the outcome of the appeal to the European Court of First Instance and any subsequent appeals to the European Court of Justice. On June 26, 2009, the Siemens defendants filed their answers to the complaint and requested National Grid’s claim to be rejected. Discovery is ongoing.

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

In January 2010, the European Commission launched an investigation related to previously reported investigations into potential antitrust violations involving producers of flexible current transmission systems in New Zealand and the USA including, among others, Siemens AG. In April 2010, authorities in Korea and Mexico informed the Company that similar proceedings had been initiated. Siemens AG is cooperating with the authorities. On June 1, 2010, the New Zealand Commerce Commission notified Siemens AG that their investigation had been closed. On September 13, 2010, the European Commission notified Siemens AG that their investigation had been closed. On November 17, 2010, the Korean antitrust authority notified Siemens AG that their investigation had been closed.

On February 11, 2010, the Italian Antitrust Authority searched the premises of several healthcare companies, including Siemens Healthcare Diagnostics S.r.l. and Siemens S.p.A., in response to allegations of anti-competitive agreements relating to a 2009 public tender process for the supply of medical equipment to the procurement entity for the public healthcare sector in the Italian region of Campania, So.Re.Sa. Siemens is cooperating with the authority.

Other proceedings

As previously reported, starting in December 2006, the Company and Qisda Corp. (formerly named BenQ Corp.), a Taiwanese company, were parties in an arbitration proceeding before the International Chamber of Commerce (ICC) relating to the purchase by Qisda of the Company’s mobile devices business in 2005. The parties subsequently resolved their disputes and, upon joint request of the parties, the ICC issued an Award by Consent in March 2009.

On November 25, 2008, Siemens AG and the insolvency administration of BenQ Mobile GmbH & Co. OHG announced that they had reached a settlement after constructive discussions that began in 2006. In the settlement agreement, Siemens AG agreed to a gross payment of €300 million, which was made in December 2008. However, ultimately, the settlement is expected to result in a total net payment of approximately €255 million after taking into account the claims against the debtor’s estate, which were filed by Siemens AG and acknowledged by the insolvency administrator. Since Siemens AG had made sufficient provisions for the expected settlement, the settlement did not have a material negative impact on Siemens AG’s results of operations for fiscal 2009.

As previously reported, Siemens AG is a member of a supplier consortium that has contracted to construct the nuclear power plant “Olkiluoto 3” in Finland for Teollisuuden Voima Oyj (TVO) on a turnkey basis. Siemens AG’s share of the consideration to be paid to the supplier consortium under the contract is approximately 27%. The other member of the supplier consortium is a further consortium consisting of Areva NP S.A.S. and its wholly-owned subsidiary, Areva NP GmbH. The agreed completion date for the nuclear power plant was April 30, 2009. Completion of the power plant has been delayed for reasons which are in dispute. In December 2008, the supplier consortium filed a request for arbitration against TVO demanding an extension of the construction time, additional compensation and damages in the amount of now approximately €1.23 billion. TVO rejected the demand for an extension of time and made counterclaims against the supplier consortium. These consist primarily of damages due to the delay, claimed to amount to approximately €1.43 billion based on estimated completion of the plant in June 2012 with a delay of 38 months. Assuming the full cooperation of all parties involved, nuclear fuel is expected to be loaded into the reactor at the end of 2012 commencing the commissioning phase of the overall plant. This testing phase will last several months. As of today, completion is expected to occur by the end of the 2013 calendar year.

In early 2009 Siemens AG terminated its joint venture with Areva S.A. (Areva). Thereafter Siemens AG entered into negotiations with the State Atomic Energy Corporation Rosatom (Rosatom) with a view to forming a new partnership active in the construction of nuclear power plants, in which it would be a minority shareholder. In April 2009, Areva filed a request for arbitration with the ICC against Siemens AG. Areva seeks an order enjoining Siemens AG from pursuing such negotiations with Rosatom, a declaration that Siemens AG is in material breach of its contractual obligations, a reduction of the price payable to Siemens AG for its stake in the Areva NP S.A.S. joint venture and damages in an amount to be ascertained. Siemens AG filed its answer in June 2009, primarily seeking a dismissal of Areva’s claims and a price increase. The arbitral tribunal has been constituted and the main proceedings have commenced. On November 17, 2009, the arbitral tribunal issued an interim order which imposes certain provisional restrictions on Siemens AG with respect to the negotiation process and the planned partnership with Rosatom; the order does not preclude Siemens AG from continuing its discussions with Rosatom during the arbitration. In its last submissions Areva did not uphold its request for damages. In September 2010 the hearing on the merits was held. The outcome of the main proceedings remains open.

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

In July 2008, Mr. Abolfath Mahvi filed a request for arbitration with the ICC seeking an award of damages against Siemens AG in the amount of DM150 million (or the equivalent in euro, which is approximately €77 million) plus interest. Mr. Mahvi’s claim is based on a contract concluded in 1974 between a company that was then a subsidiary of Siemens and two other companies, one domiciled in the Bermudas and the other in Liberia. Mr. Mahvi alleged that he is the successor in interest to the Bermudan and Liberian companies and that the companies assisted Siemens AG in the acquisition of a power plant project in Bushehr, Iran. On August 24, 2010, the arbitration award was served upon Siemens AG. All claims of Mr. Mahvi were rejected. The plaintiff must bear the costs of the arbitration proceeding.

In July 2008, Hellenic Telecommunications Organization Société Anonyme (OTE) filed a lawsuit against Siemens AG with the district court of Munich, Germany, seeking to compel Siemens AG to disclose the outcome of its internal investigations with respect to OTE. OTE seeks to obtain information with respect to allegations of undue influence and/or acts of bribery in connection with contracts concluded between Siemens AG and OTE from 1992 to 2006. In May 2009, OTE was granted access to the public prosecutor’s files in Greece. At the end of July 2010, OTE expanded its claim and requested payment of damages by Siemens AG of at least €57.07 million to OTE for alleged bribery payments to OTE-employees. Siemens AG is currently preparing its written statement of defense relating to the expansion of the claim. The oral hearing has been scheduled for February 2011.

Siemens A.E. entered into a subcontract agreement with Science Applications International Corporation, Delaware, USA, (SAIC) in May of 2003 to deliver and install a significant portion of a security surveillance system (the C4I project) in advance of the Olympic Games in Athens, Greece. Siemens A.E. fulfilled its obligations pursuant to the subcontract agreement. Nonetheless, the Greek government claimed errors related to the C4I-system and withheld amounts for abatement in the double-digit million euro range. Furthermore the Greek government withheld final payment in the double-digit million euro range, only recently claiming that the system has not been finally accepted. Although Siemens A.E. is not a contractual party of the Greek government, under Siemens A.E’s subcontract agreement with SAIC non-payment by the Greek government economically affects Siemens A.E. as well. SAIC has filed for arbitration contesting all the Greek government’s claims and ability to withhold payments. The Greek State filed inter alia a motion to stay the arbitration pursuant to the ongoing criminal investigations conducted by the Greek public prosecutor. Resolution of this dispute has been complicated by bribery and fraud allegations against Siemens A.E. in Greece, which have resulted in extensive negative media coverage concerning the C4I-system.

The Greek tax authorities have audited Siemens A.E.’s books for the 1997 to 2003 and 2004 to 2007 tax years. In the third quarter of fiscal 2010, based on a preliminary communication of the findings of the tax audits, Siemens A.E. made payments under a tax law enacted in April 2010 to settle certain matters for which provisions had been established. Siemens A.E. does not expect any further material findings by the Greek tax authorities which would require Siemens A.E. to make additional material payments.

In December 2008, the Polish Agency of Internal Security (AWB) remanded into custody an employee of Siemens Healthcare Poland, in connection with an investigation regarding a public tender issued by the hospital of Wroclaw in 2008. According to the AWB, the Siemens employee and the deputy hospital director are accused of having manipulated the tender procedure. In October 2010, the investigation was closed.

In April 2009, the Defense Criminal Investigative Service of the U.S. Department of Defense conducted a search at the premises of Siemens Medical Solutions USA, Inc. in Malvern, Pennsylvania, in connection with an investigation relating to a Siemens contract with the U.S. Department of Defense for the provision of medical equipment.

In June 2009, Siemens AG and two of its subsidiaries voluntarily self-reported, among others, possible violations of U.S. Export Administration Regulations to the responsible U.S. authorities.

As previously reported, since July 2009 the EU Anti-Fraud Office OLAF, its Romanian equivalent DELAF and the Romanian public prosecutor DNA have been investigating allegations of fraud in connection with the 2007 award of a contract to FORTE Business Services (now Siemens IT Solutions and Services Romania) to modernize the IT infrastructure of the Romanian judiciary. On September 2, 2010, OLAF put the matter on monitoring status and decided not to open formal proceedings. DELAF referred the matter to DNA and closed its investigations.

In addition to the investigations and legal proceedings described above, Siemens AG and its subsidiaries have been named as defendants in various other legal actions and proceedings arising in connection with their activities as a global diversified group. Some of these pending proceedings have been previously disclosed. Some of the legal actions include claims or potential claims for punitive damages or claims for indeterminate amounts of damages. Siemens is from time to time also involved in regulatory investigations beyond those described above. Siemens is cooperating with the relevant authorities in several jurisdictions and, where appropriate, conducts internal investigations regarding potential wrongdoing with the assistance of in-house and external counsel. Given the number of legal actions and other proceedings to which Siemens is subject, some may result in adverse decisions. Siemens contests actions and proceedings when it considers it appropriate. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek indeterminate damages, Siemens may not be able to predict what the eventual loss or range of loss related to such matters will be. The final resolution of the matters discussed in this paragraph could have a material effect on Siemens’ business, results of operations and financial condition for any reporting period in which an adverse decision is rendered. However, Siemens currently does not expect its business, results of operations and financial condition to be materially affected by the additional legal matters not separately discussed in this paragraph.

ITEM 4A:	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5:	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Introduction

This Form 20-F contains forward-looking statements and information—that is, statements related to future, not past, events. These statements may be identified by words such as “expects,” “looks forward to,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “project” or words of similar meaning. Such statements are based on the current expectations and certain assumptions of Siemens’ management, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect Siemens’ operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. In particular, Siemens is strongly affected by changes in general economic and business conditions as these directly impact its processes, customers and suppliers. This may negatively impact our revenue development and the realization of greater capacity utilization as a result of growth. Yet due to their diversity, not all of Siemens’ businesses are equally affected by changes in economic conditions; considerable differences exist in the timing and magnitude of the effects of such changes. This effect is amplified by the fact that, as a global company, Siemens is active in countries with economies that vary widely in terms of growth rate. Uncertainties arise from, among other things, the risk of customers delaying the conversion of recognized orders into revenue or cancellations of recognized orders, of prices declining as a result of continued adverse market conditions by more than is currently anticipated by Siemens’ management or of functional costs increasing in anticipation of growth that is not realized as expected. Other factors that may cause Siemens’ results to deviate from expectations include developments in the financial markets, including fluctuations in interest and exchange rates (in particular in relation to the U.S. dollar), in commodity and equity prices, in debt prices (credit spreads) and in the value of financial assets generally. Any changes in interest rates or other assumptions used in calculating pension obligations may impact Siemens’ defined benefit obligations and the anticipated performance of pension plan assets resulting in unexpected changes in the funded status of Siemens’ pension and post-employment benefit plans. Any increase in market volatility, further deterioration in the capital markets, decline in the conditions for the credit business, continued uncertainty related to the subprime, financial market and liquidity crises, or fluctuations in the future financial performance of the major industries served by Siemens may have unexpected effects on Siemens’ results. Furthermore, Siemens faces risks and uncertainties in connection with certain strategic reorientation measures; the performance of its equity interests and strategic alliances; the challenge of integrating major acquisitions and implementing joint ventures and other significant portfolio measures; the introduction of competing products or technologies by other companies or market entries by new competitors; changing competitive dynamics (particularly in developing markets); the risk that new products or services will not be accepted by customers targeted by Siemens; changes in business strategy; the outcome of pending investigations, legal proceedings and actions resulting from the findings of, or related to the subject matter of, such investigations; the potential impact of such investigations and proceedings on Siemens’ business, including its relationships with governments and other customers; the potential impact of such matters on Siemens’ financial statements, and various other factors. More detailed information about certain of the risk factors affecting Siemens is contained throughout this report and in Siemens’ other filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens neither intends to, nor assumes any obligation to, update or revise these forward-looking statements in light of developments which differ from those anticipated.

The following discussion of our financial condition and results of operations should be read in conjunction with our Consolidated Financial Statements and the related Notes prepared in accordance with IFRS, as issued by the IASB and as adopted by the EU, as described in “Notes to Consolidated Financial Statements” as of, and for the years ended, September 30, 2010, 2009 and 2008.

In this report, we present a number of supplemental financial measures that are or may be “non-GAAP financial measures” as defined in the rules of the SEC. For definitions of these financial measures and a discussion of the most directly comparable IFRS financial measures, the usefulness of Siemens’ supplemental financial measures, the limitations associated with these measures and reconciliations to the most comparable IFRS financial measures, see “Supplemental financial measures.”

Business and operating environment

The Siemens Group—Organization and basis of presentation

We are a globally operating, integrated technology company with core activities in the fields of industry, energy and healthcare, and we occupy leading market positions worldwide in the majority of our businesses. We can look back on a successful history spanning more than 160 years, with groundbreaking and revolutionary innovations such as the invention of the dynamo, the first commercial light bulb, the first electric streetcar, the construction of the first public power plant, and the first images of the inside of the human body. We have more than 400,000 employees and business activities in around 190 countries, and reported consolidated revenue of €75.978 billion in fiscal 2010. Our production capacity is distributed across more than 300 production and manufacturing plants worldwide. In addition, we have office buildings, warehouses, research and development facilities or sales offices in almost every country in the world.

Siemens comprises Siemens AG, a stock corporation under the Federal laws of Germany, as the parent company and a total of about 1,000 legal entities, including minority investments. Our Company is incorporated in Germany, with our corporate headquarters situated in Munich. Siemens operates under the leadership of its Managing Board, which comprises the Chief Executive Officer (CEO) and Chief Financial Officer (CFO) of Siemens as well as the heads of selected corporate functions and the CEOs of the three Sectors.

Our fundamental organizational principles are:

•	the CEO principle,

•	end-to-end business responsibility of the Sectors, Divisions and Business Units and

•	the unrestricted right of selected corporate functions to issue instructions in relation to a function as far as legally possible.

The Siemens Managing Board is the sole management body and has overall business responsibility in accordance with the German Stock Corporation Act (Aktiengesetz, AktG). At all other organizational levels within our Company, management responsibility is assigned to individuals who make decisions and assume personal responsibility (CEO principle). This principle establishes clear and direct responsibilities and fosters efficient decision-making.

Our Sectors, Divisions, Business Units and Cross-Sector Businesses are “global entrepreneurs” and have end-to-end business responsibility worldwide, including with regard to their operating results. They therefore have “right of way” over the Clusters and Countries in business matters. The regional units (Clusters and Countries) are responsible for the local Customer Relationship Management and for implementing the business strategies of the Sectors and Cross-Sector Businesses as well as the requirements set by the corporate functions.

In addition to their particular authority to issue binding company-wide guidelines and to their monitoring and coordinating responsibilities, the heads of selected corporate functions (Finance and Controlling, Legal and Compliance, Human Resources and Supply Chain Management, for example) have an unrestricted right to issue instructions in relation to a function across all parts of the company as far as legally possible.

Below the Managing Board, Siemens is structured organizationally into three Sectors, two Cross-Sector Businesses that act as business partners for the Sectors and also conduct their own business with external customers,

Cross-Sector Services that support other Siemens units, Corporate Units with specific corporate functions, and Regional Clusters. The Sectors are broken down into Divisions and these in turn into Business Units.

Our business activities focus on our three Sectors, Industry, Energy and Healthcare, which form three of our reportable segments. In addition to our three Sectors, we have three additional reportable segments: Equity Investments and our two Cross-Sector Businesses Siemens IT Solutions and Services and Siemens Financial Services (SFS).

During fiscal 2010, Siemens initiated a change in the organizational structure of its Healthcare Sector which became effective October 1, 2010 as described in greater detail in Item 4: “Information on the Company—Description of business—Healthcare.” Financial reporting for fiscal 2010 continued to be based on the organizational structure effective until September 30, 2010. The Diagnostics Division was not affected by the reorganization.

Our Industry Sector offers a complete spectrum of products, services and solutions for the efficient use of resources and energy, and improvements of productivity in industry and infrastructure. Its integrated technologies and holistic solutions address primarily industrial customers, such as process and manufacturing industries, and infrastructure customers, especially in the areas of transport, buildings and utilities. The portfolio spans industry automation and drives products and services, building, lighting and mobility solutions and services, and system integration and solutions for plant businesses. Our Industry Sector comprises the six Divisions, Industry Automation, Drive Technologies, Building Technologies, OSRAM, Industry Solutions and Mobility. Many of the business activities of Industry Automation and OSRAM are characterized by relatively short business cycles and as such are influenced by prevailing economic conditions. In contrast, the longer-cycle business activities of the Mobility Division are less affected by short-term trends. The Industry Sector currently has 204,000 employees, and in fiscal 2010 reported external revenue of €33.728 billion. Of this figure, 54% was attributable to the region comprising Europe, the Commonwealth of Independent States (C.I.S.), Africa and the Middle East, 24% to the Americas, and 22% to Asia, Australia. The largest single national market for the Industry Sector is Germany, with 20% of external revenue for the Sector during fiscal 2010.

Our Energy Sector offers a wide spectrum of products, services and solutions for the generation, transmission and distribution of power, and the extraction, conversion and transport of oil and gas. It primarily addresses the needs of energy providers, but also serves industrial companies, particularly in the oil and gas industry. The Energy Sector covers the whole energy conversion chain. Our Energy Sector is made up of the six Divisions, Fossil Power Generation, Renewable Energy, Oil & Gas, Energy Service, Power Transmission and Power Distribution. Financial results relating to the Energy Service Division are reported in the Divisions Fossil Power Generation and Oil & Gas. Many of the business activities of our Energy Sector are characterized by relatively long-term projects and as such are relatively independent of short-term economic conditions. The Energy Sector currently has 88,000 employees and reported external revenue of €25.204 billion for fiscal 2010. Thereof, 59% was attributable to Europe, C.I.S.,

Africa, Middle East, 26% to the Americas, and 15% to Asia, Australia. The United States (U.S.) was the largest single national market for Energy in fiscal 2010, accounting for 14% of external revenue for the Sector.

Our Healthcare Sector offers customers a comprehensive portfolio of medical solutions across the value-added chain—ranging from medical imaging to in vitro diagnostics to interventional systems and clinical information technology systems—all from a single source. In addition, the Sector provides technical maintenance, professional and consulting services, and, together with SFS, financing to assist customers in purchasing the Sector’s products. Until September 30, 2010, our Healthcare Sector was composed of the three Divisions, Imaging & IT, Workflow & Solutions and Diagnostics. In fiscal 2010, we initiated a change of the organizational structure of our Healthcare Sector effective as of October 1, 2010, which led to changes at the divisional level. Following the reorganization, the Sector comprises the three Divisions Imaging and Therapy Systems, Clinical Products and Diagnostics. The Diagnostics Division was not affected by the organizational change. Financial reporting for fiscal 2010 continued to be based on the organizational structure effective until September 30, 2010. The Sector’s business activities are relatively unaffected by short-term economic trends but are dependent on regulatory and policy developments around the world, particularly including the healthcare reform in the U.S. The Healthcare Sector currently has 49,000 employees, and in fiscal 2010 reported external revenues of €12.280 billion. Of this figure, 38% was attributable to the region comprising Europe, C.I.S., Africa and the Middle East, 42% to the Americas, and 20% to Asia, Australia. By far the largest single national market for Healthcare is the U.S., with 36% of external revenue for the Sector during fiscal 2010.

In general, Equity Investments comprises equity stakes held by Siemens that are accounted for by the equity method, at cost or as current available-for-sale financial assets and which are not allocated to a Sector, a Cross-Sector Business, Siemens Real Estate (SRE), Pensions or Corporate Treasury for strategic reasons. Our main investments within Equity Investments are our stake of approximately 50.0% in Nokia Siemens Networks B.V. (NSN), our 50.0% stake in BSH Bosch und Siemens Hausgeräte GmbH (BSH), our 49.0% stake in Krauss-Maffei Wegmann GmbH & Co. KG (KMW), our 50.0% stake in ELIN GmbH & Co. KG, our 49.0% stake in Enterprise Networks Holdings B.V. (EN) as well as our 19.8% stake in GIG Holding GmbH (formerly named ARQUES Value Development GmbH).

Siemens IT Solutions and Services designs, builds and operates both discrete and large scale information and communications systems and offers comprehensive information technology and communications solutions from a single source both to third parties and to other Siemens entities. Siemens IT Solutions and Services currently has 32,000 employees and reported external revenue of €3.150 billion for fiscal 2010.

Siemens Financial Services is an international provider of financial solutions in the business-to-business area. SFS supports Siemens as well as third parties in the three industry areas of industry, energy, and healthcare. SFS finances infrastructure, equipment and working capital and supports and advises Siemens concerning financial risk and investment management. By integrating financing expertise and industrial know-how, SFS creates value for its customers and helps them strengthen their competitiveness. SFS currently has 2,000 employees. As of October 1, 2010, Siemens Financial Services was renamed Financial Services in connection with an application Siemens filed in Germany for a license to conduct banking business.

Within this report, we provide financial measures for our three Sectors, our Cross-Sector Business Siemens IT Solutions and Services and for 14 Divisions of our Sectors. These financial measures include: new orders, revenue, profit and profit margin. For Equity Investments we report profit, and for SFS we report profit and total assets. Free cash flow and further information is reported for each reportable segment in the “Notes to Consolidated Financial Statements.” For information related to the definition of these financial measures and to the reconciliation of segment financial measures to the consolidated financial statements, see “Supplemental financial measures” as well as “Notes to Consolidated Financial Statements.”

On a geographic basis, Siemens is subdivided into 17 Regional Clusters, which are in turn assigned to one of our three reporting regions. We report financial measures for these three regions:

In addition, we report financial information at group level for certain major countries within each region, including Germany (within the region Europe, C.I.S., Africa, Middle East), the U.S. (within the region Americas), and China and India (within the region Asia, Australia).

Financial performance measures

The section “Financial performance measures” includes several measures that are or may be non-GAAP financial measures. For further information about these measures, please see “Supplemental financial measures.”

Other companies that report or describe similarly titled financial measures may calculate them differently.

Fit42010 program

In fiscal 2007, we initiated our Fit42010 program, which continued through fiscal 2010. Beginning with fiscal 2011, One Siemens will be our framework for capital-efficient growth and sustainable value creation. For further information, see Item 4: “Information on the Company—Strategy—Strategy of the Siemens Group.”

Our Fit42010 program entailed financial performance measures focused on growth, profitability, capital efficiency, cash conversion, and optimization of our capital structure. These measures were selected to help us drive the value and competitiveness of our Company and strengthen our leadership positions or close the gap to our competitors. We had set ambitious targets for all our financial performance measures that we aimed to achieve by the end of fiscal 2010. These targets were established with normal business cycles in mind, i.e., without taking into account the global recession caused by the financial crisis and its aftereffects on our business over the past two fiscal years. Our ability to achieve these targets in the current fiscal year was further affected by fourth quarter pre-tax impairment charges of €1.204 billion at our diagnostics business and pre-tax charges of €460 million related to the strategic reorientation of Siemens IT Solutions and Services. For comparison, the prior-year period was influenced by pre-tax impairment charges totaling €1.850 billion related to NSN.

Operational performance measures

The first Fit42010 operational performance measure focused on growth in order to ensure the revenue development required to produce income growth. Our goal was to grow annual revenue on an organic basis, excluding currency translation and portfolio effects, at twice the rate of global gross domestic product (GDP) growth. In fiscal 2010, revenue declined 3% on an organic basis compared to the prior-year period. For the calendar year 2010, IHS Global Insight is predicting that real global GDP will grow by 3.8%. During the aggregate period in which we applied Fit42010, we achieved a compound annual growth rate for organic revenue of 4%, which is two times the level of real global GDP growth reported by IHS Global Insight, Inc. for this period.

Under Fit42010, our primary measure for the conversion of revenue to income was profit margin, applied and reported at the Sector, Division and Cross-Sector Business levels. For our Sectors, Divisions and for Siemens IT Solutions and Services, profit margin was calculated as the ratio of profit to revenue; except as indicated below, profit for these businesses was defined consistently with the segment measure for profitability in the “Notes to Consolidated Financial Statements,” i.e., earnings before financing interest, certain pension costs, and income taxes, and also may exclude various categories of items, which are not allocated to these businesses since management does not regard such items as indicative of their performance. For purposes of comparison with the target margin ranges, profit for the Diagnostics Division and the Healthcare Sector was adjusted for purchase price allocation (PPA) effects and integration costs.

In contrast, and in line with common practice in the financial services industry, the Fit42010 capital efficiency measure for SFS was return on equity (ROE), defined as Income before income taxes (i.e., the segment measure for profitability) divided by the average allocated equity for SFS.

Our Fit42010 target ranges and the fiscal 2010 performance results of our Sectors, Divisions and Cross-Sector Businesses are shown below. The impairment charges mentioned above in relation to Diagnostics reduced profit margin for the Heathcare Sector by 9.7 percentage points and profit margin for the Diagnostics Division by 32.8 percentage points in the current fiscal year.

Our Fit42010 capital efficiency measure was return on capital employed (ROCE). This measure assesses our income generation from the point of view of our shareholders and creditors, who provide us with capital. Siemens’ weighted average cost of capital (WACC) is currently estimated at approximately 7.5%.

ROCE under Fit42010 was defined as Income from continuing operations (before interest) divided by average capital employed. For further information, see “Supplemental financial measures.” Our Fit42010 target was to achieve ROCE in the range of 14—16%. ROCE in the fiscal years 2010, 2009 and 2008 was 10.4%, 6.1% and 4.8%, respectively. The total of the above-mentioned impairment charges related to Diagnostics and the above-mentioned charges related to the strategic reorientation of Siemens IT Solutions and Services reduced ROCE by 3.6 percentage points in fiscal 2010. For comparison, the above-mentioned impairment charges related to NSN reduced ROCE by 4.6 percentage points in fiscal 2009.

Cash conversion rate was our liquidity measure in our Fit42010 program. It showed us how much of our income we were converting to Free cash flow. The calculation of the cash conversion rate is shown below. Free cash flow, as presented in the “Notes to Consolidated Financial Statements,” is defined as Net cash provided by (used in) operating activities (continuing operations) minus Additions to intangible assets and property, plant and equipment (continuing operations). Our target for the cash conversion rate was 1 minus our annual organic revenue growth rate. Our cash conversion rate was 1.73 in fiscal 2010, above the target of 1.03. The total of the above-mentioned impairment charges related to Diagnostics and the above-mentioned charges related to the strategic reorientation of Siemens IT Solutions and Services increased the cash conversion rate by 0.44 in fiscal 2010. For comparison, the above-mentioned impairment charges related to NSN increased the cash conversion rate by 0.66 in fiscal 2009. During the aggregate period in which we applied Fit42010, we achieved a cash conversion rate of 1.50. Considering a compound annual growth rate for organic revenue of 4%, our target for cash conversion rate was 0.96 for this period.

Capital structure management

As part of the Fit42010 program, we also adopted a measure to assess our capital structure management and complement our operational performance measures. A key consideration for us in this regard is maintenance of ready access to the capital markets through various debt products and preservation of our ability to repay and service our debt obligations over time.

For purposes of the Fit42010 program, we calculated our capital structure measure as the ratio of adjusted industrial net debt to adjusted EBITDA. For further information on this calculation and the respective components, see “Liquidity and capital resources—Capital structure” and “Supplemental financial measures.” We aimed to achieve a ratio in the range of 0.8—1.0. However, in light of the global economic crisis we consciously chose to not adjust our capital structure by increasing our debt to the extent originally planned. Our capital structure ratio for fiscal 2010 was 0.08.

One Siemens

As of fiscal 2011, we introduced One Siemens—our framework for sustainable value creation (for further information, see Item 4: “Information on the Company—Strategy—Strategy of the Siemens Group”). As part of One Siemens, we have developed a financial target system for capital-efficient growth that we believe will drive the value of our Company. Our goal is to achieve continuous improvement relative to the market and our competitors. The financial target system of One Siemens defines indicators for revenue growth, capital efficiency and profitability, the optimization of our capital structure, and our dividend policy. In addition, we set hurdle rates that generally need to be considered before acquisitions are executed.

Revenue growth

We believe that an important driver for increasing our Company’s value over the long term is profitable revenue growth. Specifically, our goal is to grow our revenue faster than the average revenue growth of our most relevant competitors. For purposes of comparison to the revenue growth of our competitors, our revenue growth is calculated as the growth rate of reported revenue (as presented in the “Consolidated Financial Statements”) over a rolling twelve-month period compared to the same period a year earlier.

Capital efficiency and profitability

Our aim is to work profitably and as efficiently as possible with the capital of our shareholders and lenders. We previously monitored our capital efficiency using the indicator return on capital employed (ROCE). As part of One Siemens, we are introducing an advanced financial indicator, ROCE (adjusted), which is reported on a continuing basis, that adjusts ROCE primarily to consider pension underfunding as financing, to increase comparability of the metric with competitors, particularly with respect to the finance business, and to align with our definition of adjusted industrial net debt. For information on the calculation of ROCE (adjusted), see “Supplemental financial measures.” Our target is to achieve ROCE (adjusted) in the range of 15—20%. For comparison, our ROCE (adjusted) on the basis of reported figures was 13.0% in fiscal 2010 and 7.9% in fiscal 2009.

In line with common practice in the financial services industry, return on equity or ROE (after tax) will be our advanced financial indicator for measuring capital efficiency at SFS. Starting with fiscal 2011, we will define ROE (after tax) as SFS’ Profit after tax (annualized for purposes of interim reporting), divided by SFS’ average allocated equity. Taxes will be calculated based on a flat tax rate of 30% of the Profit of SFS, excluding Income (loss) from investments accounted for using the equity method, net allocated to SFS, as well as tax-free income components. Our target is to achieve ROE (after tax) at SFS in the range of 15—20%.

We intend to maintain and further improve the profitability of our businesses. Our goal is to achieve margins on the level of the best competitors in our industries—throughout the complete business cycle. Our adjusted EBITDA margins will be defined as the ratio of adjusted EBITDA (as presented in “Reconciliation to adjusted EBITDA (continuing operations)”) to revenue (as presented in the “Notes to Consolidated Financial Statements”). We have defined adjusted EBITDA margin ranges for the respective industries of our three Sectors. These margin ranges are 10—15% for the industries that our Sectors Industry and Energy operate in, and 15—20% in the healthcare industry. Starting with fiscal 2011, central infrastructure costs will be allocated primarily to our Sectors and will impact our adjusted EBITDA margins (for further information, see “Notes to Consolidated Financial Statements”).

Capital structure

Sustainable profit and revenue can only be achieved on the basis of a healthy capital structure. Therefore, we continue to use our Fit42010 indicator for optimizing our capital structure, defined as the ratio of adjusted industrial net debt to adjusted EBITDA. For One Siemens, we advanced our definition of adjusted industrial net debt as compared to the definition used under Fit42010. Going forward, the calculation of adjusted industrial net debt will include an adjustment for Pension plans and similar commitments (as presented in the “Consolidated Financial Statements”), in order to consider our total pension liability. Accordingly, adjustments will no longer be made only for the Funded status of principal pension benefit plans and for the Funded status of principal other post-employment benefit plans which only represented a part of our total pension liability. For further information on this calculation, see “Supplemental financial measures.” Our future target is to achieve a ratio in the range of 0.5—1.0. For comparison, our One Siemens capital structure ratio was 0.22 in fiscal 2010 and 0.45 in fiscal 2009.

Dividend policy

With One Siemens, we want to provide an attractive dividend payout to our investors. We have therefore set a target for our dividend payout ratio, defined as the ratio of the total dividend payout to Net income (as presented in the “Consolidated Financial Statements”). In future, we aim to propose an annual dividend payout ratio of 30—50% of Net income to our shareholders. For these purposes, the percentage calculation will take into account exceptional non-cash effects within income. We intend to fund the dividend payout from our Free cash flow.

Additional indicators

In addition to the financial indicators discussed above, we use several other metrics to assess the economic success of our business activities. To determine whether a particular investment is likely to generate value for Siemens, we use net present value or economic value added (EVAtm). EVAtm considers the cost of capital in calculating value creation by comparing the expected earnings of an investment against the cost of capital employed. EVAtm will also be an indicator for measuring capital efficiency in our Sectors and Cross-Sector Businesses. To measure our liquidity management, we analyze the net working capital turns of our operating activities, as well as the capital expenditure rate, defined as Additions to intangible assets and property, plant and equipment as a percentage of amortization and depreciation. For our capital expenditure rate, we have set a target range of 95—115% (for further information, see “Liquidity and capital resources—Capital resources and requirements”). In addition, we set hurdle rates that generally need to be considered before acquisitions are executed. In general, acquisitions need to be EVAtm accretive within two years after the closing of the transaction and need to be in line with our ROCE (adjusted) target within three years after the closing of the transaction.

Economic environment

Worldwide economic environment

Following the most serious economic downturn since the end of the Second World War—which in 2009 led to a contraction of 1.8% in global gross domestic product (GDP) in real terms according to figures from IHS Global Insight—the global economy saw a recovery in the first half of 2010 that was faster and more dynamic than forecasted. The pace of growth is slowing slightly in the second half of the year as government fiscal stimulus packages are winding down and the boost from the restocking of inventories tails off. IHS Global Insight is predicting overall growth of 3.8% in global GDP for 2010.

From a regional perspective, the Europe, Commonwealth of Independent States (C.I.S.), Africa, Middle East region—which among our three reporting regions reported the sharpest downturn in gross domestic product in 2009—is also experiencing the slowest growth in 2010 with a forecasted increase in GDP of 2.4%. Within this region, Middle Eastern and African countries are seeing the most rapid growth. In 2010, many of these countries are benefiting from a recovery in commodity prices. The countries in our Russia/Central Asia Cluster were hit particularly hard by the economic downturn and are recovering gradually. In the case of Russia, IHS Global Insight is forecasting growth of 4.2% in 2010 following a 7.9% drop in GDP in 2009. However, the positive impact from commodity price gains compared with 2009 is being tempered by the delayed consequences of the financial crisis and the effects of an extended period of exceptionally high temperatures and drought. Within Europe, there is a significant divergence in economic trends. Whereas most of the countries in central and eastern Europe are slowly recovering from the economic downturn, economies in some of the southern and western European countries impacted by the sovereign debt crisis are stagnating or contracting. IHS Global Insight is expecting German GDP to grow by 3.3% this year compared with a fall of 4.7% in 2009. The German economy, which last year suffered from the sharp downturn in global trade, is benefiting in 2010 from strong international demand for high-quality capital equipment. Despite the end of economic stimulus packages, automotive exports have also seen a substantial upturn in 2010, driven particularly by strong demand from Asia. A number of other European countries that are closely linked to the German export industry are likewise benefiting from the economic expansion in Germany.

In the Americas region, IHS Global Insight is forecasting GDP growth of 3.2% in 2010 compared with a contraction of 2.4% in 2009. GDP is expected to climb substantially in the majority of Latin American countries during 2010. Brazil, which is forecast to achieve GDP growth of 7.4% in 2010 compared with a slight fall of 0.2% in 2009, represents a significant growth driver. The U.S. is providing a somewhat weaker stimulus for growth. After a 2.6% contraction in U.S. GDP in 2009, IHS Global Insight predicts that the situation will reverse in 2010 with growth of the same percentage, with growth slowing noticeably during the second half of the year compared to the first half. Any upward trend in consumer spending has been extremely muted owing to rising unemployment and a greater proportion of disposable income allocated to savings. The problems in real estate markets—which triggered the global economic downturn—have been exacerbated again by the end of tax breaks. Growth in the U.S. is also being held back by a substantial current-account deficit as imports rise faster than exports.

GDP in the Asia, Australia region, which managed to expand even during the economic downturn, is expected to climb sharply in 2010 with growth forecast at 6.5%. This boost to growth was initially driven by fiscal stimulus packages. However, exports have also picked up again as the global economy has recovered. In addition, economic growth is being given further momentum by rising consumer demand in the emerging markets in this region. With regard to China, IHS Global Insight is predicting growth of 10.3% for 2010, which is above the 9.1% GDP growth achieved in 2009. China is therefore proving to be an engine of growth for the global economy, although the significant growth in the first half of 2010 is expected to ease off during the second half of the year as the boost from economic stimulus packages fades, the rise in lending is curbed by central banks, and growth in key export markets remains weak. The rise in growth in India, which has the benefit of a large domestic market and low dependency on exports, continues unabated. IHS Global Insight predicts GDP growth of 8.2% for 2010 following the 6.8% growth achieved in 2009.

A key factor for Siemens as a manufacturer is manufacturing value added, a component used in calculating gross domestic product by means of the production approach. Following a fall in manufacturing value added of 6.5% in 2009, IHS Global Insight forecasts an increase of 10.1% in real terms in 2010. The Asia, Australia region is the driver for this growth with an expected year-on-year increase of 15.4%.

A key factor for Siemens, as a plant and infrastructure provider, is the trend in gross fixed investments, one of the ways in which gross domestic product is used. This trend is heavily influenced by fluctuations in the economic cycle. IHS Global Insight is predicting growth of 5.0% in gross fixed investments for 2010 following a fall of 7.1% in real terms in 2009. For Europe, C.I.S., Africa, Middle East, the region that accounts for the greatest proportion of Siemens’ revenue, IHS Global Insight is forecasting that gross fixed investments will increase by only 0.6% in 2010 compared with a contraction of 11.2% in 2009. Gross fixed investments in the Americas region are expected to grow by 4.7% in 2010, whereas the metric fell by 13.3% in 2009. Within this region, it is the trend in Brazil that is the most notable. IHS Global Insight is forecasting that Brazil will see growth of 16.9% in gross fixed investments in 2010, a turnaround from the contraction of 9.9% in 2009. In the U.S., where there was a dramatic fall in gross fixed investments in 2009, such investments are expected to grow by just 2.5% in 2010. In 2009, the only region with growth in gross fixed investments was the Asia, Australia region where the metric was up by 4.3%. According to IHS Global Insight forecasts, growth in Asia, Australia will accelerate to 9.8% in 2010. Within the region, the growth in gross fixed investments in China is expected to fall from 17.7% in 2009 to 15.4%, although this figure still remains very high. Growth in gross fixed investments in India is predicted to gain significant momentum from 5.2% in 2009 to 10.1% in 2010.

The figures presented here for gross domestic product and gross fixed investments are drawn from an IHS Global Insight report dated October 15, 2010. The figures on manufacturing value added are drawn from an IHS Global Insight report dated October 22, 2010. Siemens has not independently verified this data.

In addition to the common currency of the European Monetary Union (the euro) other key currencies for Siemens include the U.S. dollar and the British pound. The start of the first quarter of fiscal 2010 saw a continuation of the trend that began during the middle of the 2009 fiscal year in which the euro strengthened against both the U.S. dollar and the British pound. The end of the first quarter of fiscal 2010 was marked by the start of a significant drop in the value of the euro, although the weakening was greater against the U.S. dollar than against the British pound. The main reason for this fall in the euro’s value was the worsening of the sovereign debt crisis in the spring of 2010 in a number of southern and western European member states of the European Monetary Union, which required support programs from the International Monetary Fund and the European Union. Increasing concerns about the sustainability of the economic upturn in the U.S. and the U.K., together with simultaneous robust economic growth in key European countries, resulted in a rise in the value of the euro against the currencies of both countries beginning in June 2010. This trend was reinforced at the end of fiscal 2010 by expectations that the central banks in the U.S. and the U.K. would undertake additional expansionary monetary policy measures.

Our businesses are also dependent on the development of raw material prices. Key materials to which we have significant cost exposure include copper, various grades and formats of steel, and aluminum. In addition, within stainless steel we have considerable exposure related to nickel and chrome alloy materials.

The price of copper (denominated in EUR per metric ton) gained approximately 41% since the beginning of fiscal 2010, and nearly 200% compared to the lowest values in December 2008. Prices for copper are pushed both by supply and demand fundamentals and by speculative influences in the commodity markets. Prices anticipate that the supply of copper is tightening. Nevertheless, as copper is produced in multiple locations and traded, such as across the London metal exchange, the risk to Siemens is primarily a price risk rather than a supply risk.

Aluminum prices rose approximately 33% over the past fiscal year and approximately 73% since the low values of December 2008. Aluminum prices have been driven mainly by fundamentals, i.e., higher demand and especially rising energy costs, while speculative elements had only transitional effects on aluminum prices. As with copper, we see developments in the aluminum market as posing a price risk, rather than a supply risk.

Steel prices gained approximately 27% on rising production in the current fiscal year and approximately 53% since the low levels reported by CRU (an independent business analysis and consultancy group focused on, among other things, the mining and metals sectors) for April 2009 while demand grew at a slower pace. Prices in general are pushed upwards by rising raw material costs, for example, significantly higher costs for iron ore. The market has seen a series of mini-cycles due to the combined effects from real demand, restocking in the supply chain and various premature attempts from steel mills to raise prices. A new pricing scheme between iron ore producers and steel mills (switching from annual pricing to quarterly pricing) is expected to add more flexibility and volatility to steel prices in the future.

Our main exposure to the prices of copper and related products, and to steel and stainless steel, is in the Industry and Energy Sectors. Our main price exposure to aluminum is in the Industry Sector. Additionally Siemens is generally exposed to energy prices, both directly (electricity, gas, oil) and indirectly (energy used in the manufacturing processes of suppliers).

Siemens uses several options in order to reduce the price-risk in its project and product businesses, such as long-term contracting with suppliers, physical and financial hedging and price escalation clauses with customers.

Market development

According to market research published by IHS Global Insight in July 2010, nominal capital expenditures are rising in 2010 in almost all market segments that are significant for our Sectors and for Siemens IT Solutions and Services. In most of these markets, the growth in investments is more than offsetting the (in some cases sharp) decline in investing activities in the previous year. This trend is driven to a significant extent by the dynamic development in emerging markets, especially China, while the investment volumes in a number of industrialized nations continue to decline in 2010.

In the markets that are significant for our Industry Sector, gross capital expenditure is rising sharply in most segments in 2010, following the downturn of the previous year, which had been impacted by the economic downturn. The highest year-on-year growth rate is expected to be achieved in the metals and mining sector, where investments are forecasted to grow by a mid-double-digit percentage, after a contraction of around 5% in the previous year. Stimulated by the economic recovery, rising demand for commodities is having a positive impact on investments in both extraction and processing in this sector. For the machine-building and the oil and gas industries, lower-double-digit growth rates are expected for 2010. Investments in machine-building expanded by around 9% in 2009, driven by China, which has the world’s largest machine-building sector. For 2010, growth in China’s capital expenditure is expected to slow somewhat to what will still be a very high level. At the same time, investments in machine-building are stabilizing in a number of other countries. By contrast, capital expenditure in the oil and gas industry declined sharply in the previous year. The increase forecast for 2010 is not expected to be large enough to compensate for the previous year’s decline. Growth rates of around 10% are expected for the automotive and chemical industries in 2010. Investments in the automotive industry declined by some 8% in the previous year, primarily due to developments in industrialized nations. In 2010, replacement investments are forecasted to stabilize the situation in a number of industrialized economies. Brazil appears to be set to expand at a very buoyant pace, while China’s growth rate will decline slightly but still remain at a very high level. In the chemical industry, where investments rose marginally in 2009, growth has likewise been spurred by emerging economies, while investments in some industrialized countries such as Japan and the U.S. are increasing modestly or stagnating in 2010 following significant declines in the previous year. Investments in the transportation services, post and logistics, electrical and electronics, and the pulp and paper industries, which contracted by mid-single-digit percentages in the previous year, are expected to grow by around 9% in each case in 2010. The food and beverage industry, which is impacted to a lesser extent by economic downturns, recorded stable investments in 2009 and is also forecast to expand its capital expenditure by around 9% in 2010. A return to rising consumer confidence has a positive effect. Investments in the transportation and infrastructure industry are anticipated to rise by around 7% in 2010, following a decline of around 4% in 2009. For the transport equipment sector, which stagnated in the previous year, capital expenditure is expected to rise by around 5% in 2010. The retail industry, which is benefiting from increased consumer confidence, is also expected to invest around 5% more in capital goods this year, although this rise likely will not be able to offset the previous year’s decline of around 6%. Investments are expected to decline further in the construction and real estate industry. After a decline of around 10% in 2009, IHS Global Insight forecasts another 2% fall in investments for the current year. This is driven by significant further reductions in investment activity in the established markets, especially in Europe, while sustained buoyant growth is expected in the emerging economies.

Our Energy Sector is likewise benefiting in 2010 from improved conditions in a number of markets mentioned for the Industry Sector above. These include the chemical industry, the post and logistics sector, the wholesale and retail sector, transportation services, and the oil and gas industry. In addition, the expected recovery in investment activities in the utilities sector is having a positive impact in 2010. After a decline of some 6% in 2009, IHS Global Insight forecasts an increase of around 10% for the current year, driven in particular by the encouraging development of Asia’s emerging economies.

Gross capital expenditures within the international healthcare markets, served by our Healthcare Sector, are expected to increase by around 4% in 2010, following a decline of around 6% in the year before. Once again, this growth is driven by significant increases in capital expenditures in emerging economies, while investments in some of our most significant markets, such as the U.S. or Germany, are showing only modest gains or continue to contract.

The public sector, a major customer of Siemens IT Solutions and Services, is expected to increase its gross capital investment by about 5% year-on-year. For financial services, another key sector for Siemens IT Solutions and Services, gross capital expenditure is forecasted to expand by around 6% in 2010.

Fiscal 2010 compared to fiscal 2009

Fiscal 2010—Financial summary

In fiscal 2010, we emerged from the economic downturn as a more focused company with strong operating momentum. Net income and Total Sectors profit climbed above the prior-year levels, and all three Sectors generated strong increases in Free cash flow which resulted in a substantial increase in Free cash flow for Siemens compared to the prior year. We also restored order growth following the economic downturn, particularly in our shorter-cycle businesses, and kept revenue almost level with the prior year in part by steadily converting orders from our strong order backlog into current business. Order development was clearly more robust in the second half of fiscal 2010 than in the first half, as our Sectors took advantage of improving market conditions.

Among other portfolio activities during fiscal 2010, we launched a strategic reorientation of our IT business aimed at improving its competitive strength. Furthermore, we reassessed the growth potential of the businesses we previously acquired to form our Diagnostics Division. Both steps led to burdens on reported income for the fiscal year. Charges for completion of staff reduction measures resulted in a loss at Siemens IT Solutions and Services, and a substantial goodwill impairment at Diagnostics resulted in lower profit for the Healthcare Sector compared to fiscal 2009.

We kept revenue stable year-over-year. At the Sector level, revenue was nearly unchanged compared to fiscal 2009. Industry, our largest Sector by volume, offset declines in its longer-cycle businesses with revenue growth in faster-recovering, shorter-cycle businesses. Healthcare revenue increased steadily throughout the year, and came in above the prior-year level. Revenue at Energy was down in the first half of the fiscal year, but recovered well in the second half. The modest revenue decline for Siemens overall was due mainly to lower revenue at Siemens IT Solutions and Services and streamlining of Centrally managed portfolio activities. Revenue in fiscal 2010 benefited from positive currency translation effects. On a geographic basis, revenue rose 10% in Asia, Australia. This offset much of the decline in revenue in the much larger region Europe, C.I.S., Africa, and the

Middle East. Revenue in the Americas was nearly unchanged, as double-digit growth in the region’s emerging markets largely offset a decrease in the U.S.

We restored order growth. The patterns described above for revenue development in the Sectors were also evident in order development. Industry’s shorter-cycle businesses delivered the majority of the Sector’s order growth year-over-year, and Energy’s strong second half included high double-digit growth in the fourth quarter compared to the prior-year quarter. Healthcare orders rose steadily through the year. Order development differed somewhat from revenue on a geographic basis. Orders climbed 18% in the Americas, with both the U.S. and emerging markets showing double-digit increases. Asia, Australia saw solid order growth, and together these regions offset lower orders in Europe, C.I.S., Africa, Middle East.

We increased Total Sectors profit to €7.789 billion. The Sectors’ combined profit came in 4% higher than the prior year, even after €1.204 billion in impairment charges at Healthcare’s Diagnostics Division in the fourth quarter. Industry took its profit up 29% year-over-year, as successful profitability initiatives improved capacity utilization and reduced costs. Energy generated a 7% profit increase compared to the prior fiscal year on strong project execution. Profit at Healthcare was significantly lower due to the impairment charges mentioned above.

During the fourth quarter of fiscal 2010 we completed a strategic review that reassessed the medium-term growth prospects and long-term market development of the laboratory diagnostics business, and subsequently announced a preliminary estimate of goodwill impairment charges. Following completion of the annual impairment test, Diagnostics took impairment charges at the close of the fourth quarter of €1.204 billion, including €1.145 billion for goodwill, below the previously announced estimate primarily due to currency translation effects.

In fiscal 2010, Corporate items included expenses of €310 million related to special remuneration for non-management employees. Once the allocation of the remuneration is determined in the first quarter of fiscal 2011, the expenses will be allocated primarily to the Sectors in fiscal 2011.

Income from continuing operations rose substantially. Total Sectors profit in fiscal 2010 came in higher despite the above-mentioned impairment charges related to Healthcare’s Diagnostics Division while burdens below the Sectors were lower in the current fiscal year than in fiscal 2009. These factors combined to increase income from continuing operations to €4.112 billion. Basic earnings per share (EPS) from continuing operations rose to €4.54. A year earlier, income from continuing operations was €2.457 billion and basic EPS from continuing operations was €2.60. The difference year-over-year was due mainly to Equity Investments, which had a loss of €191 million in fiscal 2010 compared to a loss of €1.851 billion in fiscal 2009. The loss in the prior-year period included impairment charges related to NSN of €1.850 billion, primarily involving the €1.634 billion impairment of our stake in NSN. The lower loss from Equity Investments in fiscal 2010 was partly offset by a loss of €537 million (pre-tax) at Siemens IT Solutions and Services, which posted a profit of €90 million (pre-tax) a year earlier. The loss in the current period stemmed from a strategic reorientation aimed at strengthening the competitive position of the business in preparation for operating on a standalone basis, including reorganization of solutions, outsourcing and software activities. Completing previously announced staff reductions occasioned charges of €399 million (pre-tax) in fiscal 2010, and we also took charges of €61 million (pre-tax) within Corporate items, primarily relating to the carve-out of Siemens IT Solutions and Services as a separate legal entity which is a wholly owned consolidated subsidiary of Siemens as of October 1, 2010. Net Income rose to €4.068 billion, up from €2.497 billion. Basic EPS was €4.49 compared to €2.65 in fiscal 2009.

We generated substantial cash flow from continuing operations. A strong cash performance in the Sectors, particularly in the second half of the fiscal year, drove Free cash flow from continuing operations up to €7.111 billion. Besides a strong operating performance in the Sectors, cash flow from operating activities also benefited from positive changes in net working capital including substantially higher billings in excess of costs, particularly in the Energy Sector, compared to a decrease in these payments in fiscal 2009. In contrast, fiscal 2010 included higher cash outflows related to income taxes and pension plans. For comparison, negative changes in net working capital in fiscal 2009 included €1.008 billion in cash outflows for payments to authorities in the U.S. and Germany following resolution of legal proceedings, and substantial cash outflows stemming from project charges at

Fossil Power Generation, Mobility and Siemens IT Solutions and Services. The impairment charges at Diagnostics and NSN mentioned above had no cash impact in the periods under review. Free cash flow in both periods included approximately €0.8 billion in outflows related to staff reduction measures.

We increased our capital efficiency. Return on capital employed (ROCE) improved on a continuing basis to 10.4% from 6.1% in the prior year. The difference was due primarily to higher income from continuing operations and, to a lesser extent, to a decline in average capital employed year-over-year. ROCE in both fiscal years was held back by the burdens already mentioned above for income from continuing operations. In the current year, the pre-tax impairment charges of €1.204 billion at Diagnostics and the €460 million in pre-tax charges related to Siemens IT Solutions and Services represented 3.6 percentage points of ROCE, while the €1.850 billion in pre-tax impairment charges related to NSN in the prior year represented 4.6 percentage points.

We propose to increase the dividend. The Siemens Managing Board and Supervisory Board propose a dividend of €2.70 per share. The prior-year dividend was €1.60 per share.

Results of Siemens

The following discussion presents selected information for Siemens for the fiscal year ended September 30, 2010:

Orders and revenue

In fiscal 2010, revenue declined 1% year-over-year, to €75.978 billion, while orders rose 3% compared to the prior-year period, to €81.163 billion. This resulted in a book-to-bill ratio of 1.07. On an organic basis, excluding the net effect of currency translation and portfolio transactions, revenue decreased 3%, while orders came in 1% above fiscal 2009. Within the full-year trend, the development of orders and revenue was strongly influenced by the recovery in the global economy. While order intake fell 15% year-over-year for the first six months, we reported order growth of 23% for the second half of fiscal 2010 compared to the prior-year period. Revenue development followed a similar pattern through the year, though with less pronounced fluctuations due to the stabilizing effect of our strong order backlog. The total order backlog for our Sectors was €87 billion as of September 30, 2010, up from

€81 billion a year earlier, including positive currency translation effects. Out of the current backlog, orders of €39 billion are expected to be converted into revenue during fiscal 2011, orders of €19 billion during 2012, and the remainder in the periods thereafter.

	New Orders (location of customer)
			% Change
	Year ended September 30,		vs. previous year		therein
	2010	2009	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)

Europe, C.I.S.(2), Africa, Middle East	43,478	45,696	(5)%	(5)%	1%	(1)%
therein Germany	11,985	12,307	(3)%	(2)%	0%	0%
Americas	23,454	19,935	18%	15%	3%	0%
therein U.S.	16,640	14,691	13%	12%	2%	0%
Asia, Australia	14,231	13,360	7%	2%	5%	0%
therein China	5,599	5,525	1%	0%	2%	0%
therein India	2,368	2,309	3%	(2)%	4%	0%

Siemens	81,163	78,991	3%	1%	2%	(1)%

(1)	Excluding currency translation and portfolio effects.

(2)	Commonwealth of Independent States.

Orders related to external customers increased 3% in fiscal 2010 on higher demand in Industry and Healthcare, and including positive currency translation effects in all Sectors. The Industry Sector—our largest Sector by revenue—saw orders rise 5% on growth in five of its six Divisions, led by double-digit increases at Industry Automation and OSRAM. Orders at Mobility came in lower year-over-year, due primarily to a lower volume from major orders. Order intake in the Energy Sector came in level with the prior-year period, as lower orders at Fossil Power Generation were offset by growth in the other Divisions of the Sector, led by higher demand at Renewable Energy. The order decline at Fossil Power Generation was due primarily to a lower volume from major orders in the first three quarters of fiscal 2010, a trend which reversed in the fourth quarter. Order growth in the Healthcare Sector was driven by strong order intake at Imaging & IT.

On a geographic basis, orders rose by double digits in the Americas and also rose in Asia, Australia, more than offsetting an order decline in Europe, C.I.S., Africa, Middle East. Order development in emerging markets, as these markets are defined by the International Monetary Fund, was consistent with the overall order trend in each of our three reporting regions. In Europe, C.I.S., Africa, Middle East — our largest reporting region by revenue—orders fell 5%, largely due to a decline in the Energy Sector, where orders were 11% lower year-over-year. This was largely the result of a lower volume from major orders at Fossil Power Generation. Healthcare orders remained stable in the region and Industry orders came in 2% above the prior-year period, as growth at Drive Technologies, Industry Automation and OSRAM more than offset lower demand at other Divisions, including a lower volume from major orders at Mobility. Large prior-year contract wins at Mobility were the primary factor in a 3% order decline for Siemens in Germany. In the Americas, orders rose 18% on double-digit growth in all Sectors. The largest increase was a 28% rise in the Energy Sector, driven by a number of large onshore wind-farm orders at Renewable Energy. Industry orders rose 15% in the region, with contributions from all Divisions. Healthcare reported a 12% order increase in the Americas, due primarily to strong demand at Imaging & IT. Within the region, order growth in the U.S. included a higher volume from major orders in all Sectors. In Asia, Australia, order intake benefited from positive currency translation effects and came in 7% higher year-over-year, despite significantly lower volume from major orders. Order intake in the region rose by double digits in the Healthcare Sector and to a lesser extent in Energy and Industry. The lower volume from major orders mentioned above for the region limited order growth in China and India. For comparison, the prior year included a large contract win for high-speed trains in China and major orders for Industry Solutions in India.

As previously disclosed, we have decided that, subject to the exceptions outlined below, we will not enter into new contracts with customers in Iran. Accordingly, we have issued group-wide policies that establish the details of our general decision. Under these policies, Siemens shall not tender further bids for direct deliveries to customers in Iran. Furthermore, indirect deliveries from Siemens to Iran via external third parties, including companies in which Siemens holds a minority stake, are generally prohibited unless an exception is specifically approved under certain circumstances. Notwithstanding the foregoing, products and services for humanitarian purposes, including the products and services supplied by our Healthcare Sector, and products and services required to service the installed base (e.g., spare parts and maintenance and assembly services) may still be provided under the policies. Finally, pre-existing commitments to customers in Iran may be honored, i.e., legally binding obligations resulting from agreements that existed, or bids that were submitted, before the aforementioned policies were announced and adopted. Although, over time, we expect our business activities in Iran to decline as a result of the implementation of the new policies and the related reduction of the number of new contracts, the actual development of our revenues in the future will largely depend on the timing and scope of customer requests to fulfill pre-existing commitments. For additional information, see Item 3: “Key information—Risk factors.”

	Revenue (location of customer)
			% Change
	Year ended September 30,		vs. previous year		therein
	2010	2009	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)

Europe, C.I.S.(2), Africa, Middle East	41,426	43,288	(4)%	(5)%	1%	(1)%
therein Germany	11,432	11,525	(1)%	(1)%	0%	0%
Americas	20,643	20,754	(1)%	(3)%	3%	0%
therein U.S.	14,772	15,684	(6)%	(6)%	1%	0%
Asia, Australia	13,909	12,609	10%	5%	5%	0%
therein China	5,841	5,218	12%	10%	2%	0%
therein India	1,961	1,680	17%	9%	7%	0%

Siemens	75,978	76,651	(1)%	(3)%	2%	0%

(1)	Excluding currency translation and portfolio effects.

(2)	Commonwealth of Independent States.

Revenue related to external customers declined 1% in fiscal 2010, including a double-digit drop at Siemens IT Solutions and Services. Sales in all Sectors benefited from positive currency translation effects. Revenue in Industry came in just below the prior-year level, including lower sales at Industry Solutions and Drive Technologies. In contrast, revenue at OSRAM rose by double digits year-over-year. Within a 1% decline in Energy, a double-digit increase in revenue at Renewable Energy nearly offset declines in other Divisions. Healthcare revenue came in 4% above the prior-year level, including growth at all Divisions and a steady revenue increase throughout the year. Below the Sectors, lower revenue at Siemens IT Solutions and Services and portfolio streamlining activities at Centrally managed portfolio activities were major drivers of the overall revenue decline for Siemens.

Revenue from emerging markets rose 7%, to €23.142 billion, accounting for 30% of Siemens’ overall revenue in fiscal 2010, compared to 28% in fiscal 2009.

On a geographic basis, growth in Asia, Australia was more than offset by declines in other regions. In Europe, C.I.S., Africa, Middle East, revenue decreased 4% year-over-year due primarily to lower sales in the Industry Sector and at Siemens IT Solutions and Services. Revenue in Industry decreased 6% in the region, as double-digit declines at Drive Technologies and Industry Solutions more than offset strong growth at OSRAM. Revenue for Energy and Healthcare came in near the level of the prior fiscal year. In Germany, a double-digit revenue increase in Energy was nearly offset by a revenue decline at Siemens IT Solutions and Services. In the Americas, revenue fell 1% year-over-year, as lower sales in the U.S. were largely offset by double-digit growth in the region’s emerging markets. Among the Sectors, revenue in the Americas slightly decreased in Industry and came in level with the prior year in Energy and Healthcare. Benefiting from positive currency translation effects, revenue rose 10% in Asia, Australia in fiscal 2010 on double-digit growth in Industry and Healthcare. Revenue came in higher at five of the Industry Sector’s six Divisions, and all Healthcare Divisions reported double-digit revenue increases year-over-year. The Energy Sector recorded a revenue decline in the region. Higher revenue in India included double-digit increases in all Sectors.

Consolidated Statements of Income

	Year ended
	September 30,
	2010	2009	% Change
	(in millions of €)

Gross profit	21,647	20,710	5%
as percentage of revenue	28.5%	27.0%

Gross profit for fiscal 2010 came in 5% above the prior year on higher gross profit margins in all Sectors. Even though Industry and Energy recorded revenues slightly below the prior-year level, both Sectors reported higher gross profits. The increase in Industry included higher capacity utilization at OSRAM, and to a lesser extent at Industry Automation, as well as higher gross profit at Mobility. These factors more than offset a significant gross profit decline at Industry Solutions, which took €205 million in charges related to current cost estimates for a project engagement with a local partner in the U.S., and also saw a significant drop in revenue year-over-year. Gross profit in the Energy Sector rose on a more favorable revenue mix and strong project performance, particularly at Fossil Power Generation. The gross profit increase in the Healthcare Sector was due in part to higher revenues and included improved gross profits and margins in all Divisions. In addition to a favorable product mix at Imaging & IT, Healthcare benefited from positive effects related to currency developments and from comparison with the prior-year period, which included an unfavorable currency hedge and was burdened by higher charges related to particle therapy contracts at Workflow & Solutions. These charges were €96 million in the current year and €169 million a year earlier. Gross profit in all three Sectors benefited from their respective portions of a previously disclosed pension curtailment gain in the second quarter of fiscal 2010. Further, gross profit was negatively influenced by charges for staff reduction measures related to a strategic reorientation of Siemens IT Solutions and Services, the majority of which were recorded as Cost of goods sold and services rendered. In addition, gross profit in fiscal 2010 included €201 million of the expenses related to the special remuneration for non-management employees. The above factors, together with savings related to our supply chain management efforts, resulted in a gross profit margin of 28.5% for Siemens overall, up from 27.0% in fiscal 2009.

	Year ended
	September 30,
	2010	2009	% Change
	(in millions of €)

Research and development expenses	(3,846)	(3,900)	(1)%
as percentage of revenue	5.1%	5.1%	—
Marketing, selling and general administrative expenses	(11,130)	(10,896)	2%
as percentage of revenue	14.6%	14.2%	—
Other operating income	856	1,065	(20)%
Other operating expense	(1,611)	(632)	155%
Loss from investments accounted for using the equity method, net	(40)	(1,946)	(98)%
Interest income	2,161	2,136	1%
Interest expense	(1,890)	(2,213)	(15)%
Other financial income (expense), net	(336)	(433)	(22)%

Research and development (R&D) expenses decreased slightly, to €3.846 billion, due primarily to lower expenses in the Industry Sector. R&D expenses as a percentage of revenue remained at the prior-year level of 5.1%. Marketing, selling and general administrative (SG&A) expenses rose slightly to €11.130 billion or 14.6% of revenues in fiscal 2010, from €10.896 billion or 14.2% of revenues a year earlier. The increase was due primarily to higher expenses in the Energy Sector associated with growth in the second half of fiscal 2010, and to the above-mentioned charges at Siemens IT Solutions and Services, a portion of which was recorded as SG&A expense. SG&A expenses in fiscal 2010 also included a portion of the expenses related to the special remuneration for non-management employees.

Other operating income was €856 million in fiscal 2010. The current period included higher gains in connection with compliance-related matters, including a gain of €84 million related to an agreement with the provider of the Siemens’ directors and officers liability insurance, a net gain related to settlements with former members of Siemens’ Managing Board and Supervisory Board, and total gains of €40 million related to the recovery of funds frozen by authorities. In addition, the current period included a gain of €47 million on the sale of the Mobility Division’s airfield lighting business, and a gain of €35 million from the sale of our Roke Manor activities in the U.K. that were reported in Corporate items. Further, Siemens ceased to consolidate a subsidiary in the third quarter of fiscal 2010 due to loss of control, and recorded a related gain of €40 million. For comparison, Other operating income of €1.065 billion in the prior-year period included a gain of €327 million on the sale of our stake in Fujitsu Siemens Computers (Holding) B.V. (FSC); higher gains related to the disposal of real estate, most notably a gain of €224 million from the sale of Siemens’ residential real estate holdings; and income related to legal and regulatory matters.

Other operating expense increased substantially in fiscal 2010, to €1.611 billion, compared to €632 million a year earlier. The difference was due primarily to impairment charges at the Diagnostics Division in the fourth quarter of fiscal 2010, including €1.145 billion for goodwill and €39 million for real estate. In addition, the current period included €106 million provided for in connection with an expected loss from the announced sale of our electronics assembly systems business, held in Centrally managed portfolio activities, to ASM Pacific Technology. Further, fiscal 2010 included charges related to legal and regulatory matters. For comparison, the prior year included expenses for outside advisors engaged in connection with investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities, which amounted to €95 million. Fiscal 2009 also included a charge of €53 million related to a global settlement agreement with the World Bank Group and expenses related to the divestment of an industrial manufacturing unit in Austria, which was held in Centrally managed portfolio activities. Further, the prior fiscal year included valuation allowances on loans.

Income from investments accounted for using the equity method, net was a negative €40 million, compared to a negative €1.946 billion in fiscal 2009. The difference was due primarily to an equity investment loss of €2.177 billion in the prior year related to NSN. This equity investment loss included an impairment of €1.634 billion on our stake in NSN recorded in the fourth quarter and a loss of €543 million, including a charge of €216 million related to an impairment of deferred tax assets at NSN as well as our share of restructuring and integration costs. In addition, the prior year included an equity investment loss of €171 million related to Enterprise

Networks Holdings B.V. (EN). For comparison, Income from investments accounted for using the equity method, net in fiscal 2010 included an investment loss of €533 million related to NSN. Further, equity investment income related to our stakes in BSH and KMW improved to a total of €277 million in fiscal 2010 from a total of €195 million a year earlier.

Interest income increased slightly to €2.161 billion in fiscal 2010, from €2.136 billion a year earlier. Interest expense was €1.890 billion, down from €2.213 billion in fiscal 2009. The decline in interest expense was due in part to lower interest rates compared to the prior year.

Other financial income (expense), net was a negative €336 million in fiscal 2010 compared to a negative €433 million in the prior-year period. The difference was due primarily to higher expenses in fiscal 2009 as a result of allowances and write-offs of finance receivables, net of reversals. These net expenses amounted to €63 million in fiscal 2010, compared to €162 million a year earlier. In addition, fiscal 2010 included higher income from available-for-sale financial assets, including a gain of €47 million from the sale of a stake in an investment at SFS. These factors were partly offset by higher losses year-over-year related to interest rate derivatives not qualifying for hedge accounting.

	Year ended
	September 30,
	2010	2009	% Change
	(in millions of €)

Income from continuing operations before income taxes	5,811	3,891	49%
Income taxes	(1,699)	(1,434)	18%
as percentage of income from continuing operations before income taxes	29%	37%	—
Income from continuing operations	4,112	2,457	67%
Income (loss) from discontinued operations, net of income taxes	(44)	40	—
Net income	4,068	2,497	63%
Net income attributable to non-controlling interests	169	205	—
Net income attributable to shareholders of Siemens AG	3,899	2,292	70%

Income from continuing operations before income taxes was €5.811 billion for the current fiscal year, compared to €3.891 billion a year earlier. The improvement year-over-year was due to the factors mentioned above, primarily including higher gross profit in all Sectors and an improved financial result in fiscal 2010, partly offset by charges related to the strategic reorientation of Siemens IT Solutions and Services. While both periods included major impairments as noted above, the impact on income from continuing operations was lower in fiscal 2010. The effective tax rate was 29% in fiscal 2010, down from 37% in the prior year. The current-year rate was adversely affected by the goodwill impairment charges at the Diagnostics Division, a majority of which was not deductible for tax purposes. This effect was more than offset by the release of tax provisions after the conclusion of tax audits, and the release of tax liabilities after the positive decision on appeal related to non-deductible expenses in connection with certain foreign dividends. For comparison, the prior-year rate was adversely affected by the significant Loss from investments accounted for using the equity method, net, primarily due to NSN, partly offset by the tax-free gain on the sale of our stake in FSC. As a result, Income from continuing operations after taxes was €4.112 billion in fiscal 2010, up from €2.457 billion in the prior-year period.

Discontinued operations primarily include former Com activities, comprising telecommunications carrier activities transferred into NSN in the third quarter of fiscal 2007; the enterprise networks business, 51% of which was divested during the fourth quarter of fiscal 2008; and the mobile devices business sold to BenQ Corporation in fiscal 2005. Income from discontinued operations in fiscal 2010 was a negative €44 million, including charges related to legal and regulatory matters, compared to a positive €40 million a year earlier. For additional information regarding discontinued operations, see “Notes to Consolidated Financial Statements.”

Net income for Siemens in fiscal 2010 was €4.068 billion compared to €2.497 billion a year earlier. Net income attributable to shareholders of Siemens AG was €3.899 billion, up from €2.292 billion in fiscal 2009.

Segment information analysis

Sectors

Industry

	Year ended
	September 30,		% Change		therein
	2010	2009	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)

Sector
Profit	3,478	2,701	29%
Profit margin	10.0%	7.7%
New orders	34,908	33,284	5%	3%	2%	(1)%
Total revenue	34,869	35,043	0%	(2)%	2%	(1)%
External revenue	33,728	33,915	(1)%
therein:
Europe, C.I.S.(2), Africa, Middle East	18,127	19,243	(6)%
therein Germany	6,652	6,636	0%
Americas	8,215	8,323	(1)%
Asia, Australia	7,386	6,349	16%

(1)	Excluding currency translation and portfolio effects.

(2)	Commonwealth of Independent States.

The Industry Sector increased its profit 29% year-over-year, to €3.478 billion, as successful profitability initiatives resulted in improved capacity utilization and cost management. These factors were particularly evident in the Sector’s shorter-cycle businesses, which began recovering from the downturn in the first half of the fiscal year. All Divisions except Industry Solutions produced higher profit year-over-year, with the strongest increases coming at OSRAM and Industry Automation. A number of factors burdened Sector profit in both periods. The current period includes €200 million in charges for staff reduction measures, €205 million in charges related to current cost estimates for a project engagement with a local partner in the U.S., and a provision for a supplier-related warranty. These factors were only partly offset by €76 million in gains related to curtailment of pension plans in the U.S., which benefited results at all Divisions, and a €47 million net gain at Mobility on the sale of its airfield lighting business. Profit in fiscal 2009 was held back by €173 million in charges for staff reduction measures in the fourth quarter and by charges of €40 million at OSRAM for major impairments and inventory write-downs.

Revenue in Industry came in level year-over-year. While the recovery in shorter-cycle business mentioned above helped lift revenues for OSRAM and Industry Automation, market conditions for the Sector’s longer-cycle businesses showed signs of stabilization later in the fiscal year. On a regional basis, double-digit growth in Asia, Australia offset lower revenue in Europe, C.I.S., Africa, Middle East. Orders rose 5% compared to the prior fiscal year on increases at all Divisions except Mobility, which saw lower volume from major orders. The improvement was due to higher demand in the Americas, as orders in other regions came in almost level with the prior year. Industry’s order backlog was €28 billion at the end of fiscal 2010, unchanged from a year earlier. Out of the current backlog, orders of €14 billion are expected to be converted into revenue during fiscal 2011, orders of €7 billion during fiscal 2012, and the remainder in the periods thereafter.

	New Orders
	Year ended
	September 30,		% Change		therein
	2010	2009	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)

Divisions
Industry Automation(2)(3)	6,421	5,571	15%	13%	2%	0%
Drive Technologies	6,981	6,511	7%	5%	2%	0%
Building Technologies(2)	7,132	6,910	3%	1%	3%	0%
OSRAM	4,681	4,036	16%	14%	3%	(1)%
Industry Solutions	6,203	6,101	2%	(1)%	3%	0%
Mobility	5,885	6,766	(13)%	(14)%	2%	(1)%

(1)	Excluding currency translation and portfolio effects.

(2)	At the beginning of fiscal 2010, the low-voltage switchgear business was transferred from Industry Automation to Building Technologies. Prior-year amounts were reclassified for comparison purposes.

(3)	At the beginning of fiscal 2010, a production site was transferred from Industry Automation to Drive Technologies. Prior-year amounts were reclassified for comparison purposes.

	Revenue
	Year ended
	September 30,		% Change		therein
	2010	2009	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)

Divisions
Industry Automation(2)(3)	6,226	5,763	8%	6%	2%	0%
Drive Technologies	6,960	7,526	(8)%	(9)%	2%	0%
Building Technologies(2)	6,903	7,007	(1)%	(3)%	2%	0%
OSRAM	4,681	4,036	16%	14%	3%	(1)%
Industry Solutions	6,040	6,804	(11)%	(13)%	2%	0%
Mobility	6,508	6,442	1%	1%	2%	(2)%

(1)	Excluding currency translation and portfolio effects.

(2)	At the beginning of fiscal 2010, the low-voltage switchgear business was transferred from Industry Automation to Building Technologies. Prior-year amounts were reclassified for comparison purposes.

(3)	At the beginning of fiscal 2010, a production site was transferred from Industry Automation to Drive Technologies. Prior-year amounts were reclassified for comparison purposes.

	Profit			Profit margin
	Year ended			Year ended
	September 30,			September 30,
	2010	2009	% Change	2010	2009
	(in millions of €)

Divisions
Industry Automation(1)	1,048	681	54%	16.8%	11.8%
Drive Technologies	855	836	2%	12.3%	11.1%
Building Technologies(1)	456	340	34%	6.6%	4.9%
OSRAM	569	89	>200%	12.2%	2.2%
Industry Solutions	39	360	(89)%	0.7%	5.3%
Mobility	513	390	32%	7.9%	6.1%

(1)	At the beginning of fiscal 2010, the low-voltage switchgear business was transferred from Industry Automation to Building Technologies. Prior-year amounts were reclassified for comparison purposes.

Profit at Industry Automation increased 54% year-over-year on an improved business mix, higher capacity utilization and measures to improve profitability. The Division took €25 million in charges for staff reduction measures, compared to net charges of €22 million in the fourth quarter of fiscal 2009. Profit in the current period benefited from a €19 million gain from the sale of a business. Both fiscal years under review included purchase price allocation (PPA) effects from the acquisition of UGS Corp., acquired in fiscal 2007. PPA effects were €142 million in fiscal 2010 and €138 million a year earlier. Revenue and orders both grew year-over-year, in part due to a restoration of customer demand in the factory automation markets, including short-term restocking effects. Orders grew in all three regions, led by Asia, Australia. Revenue grew strongly in Asia, Australia while revenue in other regions remained stable year-over-year.

Profit at Drive Technologies improved quarter by quarter throughout the fiscal year, and came in at €855 million for the full year. Charges for staff reduction measures were €37 million compared to charges of €30 million in the fourth quarter of fiscal 2009. The increase in profit year-over-year was driven by the Division’s shorter-cycle businesses, which saw steady recovery of their markets during the year following a sharp downturn in fiscal 2009. This trend included strong demand from the machine-building industry. In contrast, the Division’s longer-cycle businesses did not see signs of more stable market conditions until late in fiscal 2010. Revenue was lower year-over-year notably including a decline in Europe, C.I.S., Africa, Middle East. Orders increased 7% year-over-year, driven by the improvement year-over-year in shorter-cycle businesses.

Building Technologies contributed €456 million to Sector profit in fiscal 2010. The sharp increase compared to fiscal 2009 included a strong performance in control products and systems and a turn-around in the low voltage distribution business. Charges for staff reduction measures were €24 million in the current fiscal year compared to €29 million in the fourth quarter of fiscal 2009. The provision for a supplier-related warranty mentioned above was largely offset by the Division’s portion of the pension curtailment gain, also mentioned above. Revenue came in 1% lower than a year earlier, as higher revenue in Asia, Australia was more than offset by lower revenue in other regions. Orders rose 3% on higher demand in Asia, Australia and the Americas.

Results at OSRAM improved more substantially year-over-year than at other Divisions within Industry, as the successful implementation of structural initiatives coincided with a significant improvement in market conditions. As a result, profit climbed to €569 million on higher revenues, increased capacity utilization and an improved business mix as well as an improved cost structure. Profit in the current period benefited from €23 million of the pension gain mentioned above, while profit in the prior fiscal year was burdened by €18 million in charges for staff reduction measures as well as €40 million for major impairments and inventory write-downs taken in the fourth quarter. Double-digit volume growth included strong demand for OSRAM’s LED and automotive solutions. The Division intends to continue investing in market expansion and production capacity in coming quarters.

Industry Solutions reported profit of €39 million in fiscal 2010, well below the prior-year level. The Division took €205 million in charges related to current cost estimates for a project engagement with a local partner in the U.S. mentioned above. Furthermore, charges for staff reduction measures were higher, totaling €101 million in the current period compared to €69 million in fiscal 2009. To a lesser extent, profit also fell on lower capacity utilization. Revenue declined 11% year-over-year, due primarily to a sharp drop year-over-year at the Division’s large metal technologies business. A high double-digit increase in order intake in the fourth quarter in the Americas and Europe, C.I.S., Africa, Middle East lifted full-year orders above the prior-year level.

Mobility contributed €513 million to Sector profit in fiscal 2010, well above the prior-year level due in part to selective order intake in prior periods as well as execution of programs to improve performance in its project business. Profit benefited from the €47 million gain from the sale of the Division’s airfield lighting business and the Division’s portion of the pension curtailment gain, both mentioned above. Revenue for Mobility was stable year-over-year, as growth in Asia, Australia offset declines in other regions. Orders came in lower compared to the prior-year, when a higher volume from major orders included a particularly large train order in China.

Energy

	Year ended
	September 30,		% Change		therein
	2010	2009	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)

Sector
Profit	3,562	3,315	7%
Profit margin	14.0%	12.9%
New orders	30,122	30,076	0%	(2)%	2%	0%
Total revenue	25,520	25,793	(1)%	(4)%	2%	0%
External revenue	25,204	25,405	(1)%
therein:
Europe, C.I.S.(2), Africa, Middle East	14,800	14,715	1%
therein Germany	2,118	1,905	11%
Americas	6,558	6,552	0%
Asia, Australia	3,847	4,138	(7)%

(1)	Excluding currency translation and portfolio effects.

(2)	Commonwealth of Independent States.

The Energy Sector executed particularly well in fiscal 2010, increasing Sector profit 7% year-over-year, to €3.562 billion, despite a slight decline in full-year revenue compared to fiscal 2009 and increased expenses for R&D, marketing and selling associated with growth in the second half of fiscal 2010. Profit growth came primarily from Fossil Power Generation, due mainly to strong project execution and a more favorable revenue mix, and to a lesser extent from Power Transmission. The Sector’s other Divisions each posted a modest profit decline year-over-year.

Market conditions for Energy were difficult in the first half of the current fiscal year, as customer postponements of large infrastructure projects that began in fiscal 2009 continued into fiscal 2010. Conditions improved in the second half, particularly including a strong pick-up in major orders. As a result, fiscal 2010 orders for the Sector came in just above the prior-year level, at €30.122 billion. Orders climbed at all Divisions except Fossil Power Generation, which saw significantly lower volume from major orders in the first three quarters of the fiscal year. On a geographic basis, higher orders in the Americas and Asia, Australia offset lower demand in Europe, C.I.S., Africa, Middle East. Revenue of €25.520 billion was 1% lower than the fiscal 2009 level, as a double-digit increase in revenue at Renewable Energy nearly offset declines in the other Divisions. On a geographic basis, revenue was up slightly in Europe, C.I.S., Africa, Middle East, level in the Americas and lower in Asia, Australia. On a book-to-bill ratio of 1.18, the Sector’s order backlog rose to €53 billion at the end of fiscal 2010, up from €47 billion a year earlier. Out of the current backlog, orders of €21 billion are expected to be converted into revenue during fiscal 2011, orders of €11 billion during 2012, and the remainder in the periods thereafter.

	New Orders
	Year ended
	September 30,		% Change		therein
	2010	2009	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)

Divisions
Fossil Power Generation	9,920	12,135	(18)%	(20)%	2%	0%
Renewable Energy	5,929	4,823	23%	22%	1%	0%
Oil & Gas	4,943	4,450	11%	7%	4%	0%
Power Transmission	6,770	6,324	7%	5%	2%	0%
Power Distribution	3,231	3,018	7%	4%	3%	0%

(1)	Excluding currency translation and portfolio effects.

	Revenue
	Year ended
	September 30,		% Change		therein
	2010	2009	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)

Divisions
Fossil Power Generation	9,550	9,802	(3)%	(3)%	1%	0%
Renewable Energy	3,272	2,935	11%	5%	3%	3%
Oil & Gas	4,156	4,276	(3)%	(6)%	4%	0%
Power Transmission	6,143	6,172	0%	(4)%	3%	0%
Power Distribution	3,039	3,284	(7)%	(10)%	3%	0%

(1)	Excluding currency translation and portfolio effects.

	Profit			Profit margin
	Year ended			Year ended
	September 30,			September 30,
	2010	2009	% Change	2010	2009
	(in millions of €)

Divisions
Fossil Power Generation	1,516	1,275	19%	15.9%	13.0%
Renewable Energy	368	382	(4)%	11.3%	13.0%
Oil & Gas	487	499	(2)%	11.7%	11.7%
Power Transmission	763	725	5%	12.4%	11.7%
Power Distribution	422	435	(3)%	13.9%	13.2%

Fossil Power Generation again led all Siemens Divisions with €1.516 billion in profit in fiscal 2010. Drivers of the 19% increase year-over-year included strong project execution and a more favorable revenue mix, including a higher contribution from the service business. Charges of €57 million for capacity adjustments related to a shift of production capacity within the Americas region were partly offset by the Division’s share in the pension curtailment gain. Order development at Fossil Power Generation was heavily influenced by market contraction in the first three quarters of the fiscal year, including the drop in major orders mentioned above. Strong demand in the fourth quarter limited the Division’s order decline to 18% for the full year. In contrast, revenue development throughout the year remained relatively stable due to Fossil Power Generation’s strong order backlog, and revenue came in 3% below the prior-year period.

Profit at Renewable Energy declined 4% compared to fiscal 2009, to €368 million, after significant expenses and investments to expand the Division’s wind business and build up its solar business, including transaction and integration costs related to consolidation of the solar company Solel. These transaction and integration costs, in combination with negative operating results, resulted in a net loss related to the acquired Solel business in fiscal 2010. After a seasonally low first quarter, revenue rose in each of the next three quarters, both year-over-year and on a consecutive basis, resulting in an 11% increase for the full year. As in past years, order development was more volatile from quarter to quarter than revenue growth. The Division continued to win large wind-farm orders in Europe and the Americas and generated a 23% increase in new orders for the full fiscal year. Renewable Energy expects impacts on profitability in the first half of fiscal 2011 related to the build-up of its solar business and seasonal effects in the wind business.

Profit at Oil & Gas came in 2% lower year-over-year, at €487 million. The main factor in the change was a 3% decline in revenue coming primarily from the Division’s compression and solutions business. Orders rose steadily throughout the fiscal year and came in 11% higher year-over-year, including strong demand at the industrial turbines business.

Power Transmission recorded a 5% increase in profit, to €763 million. While profit was held back in part by pricing pressure due mainly to new market entrants, the Division benefited from a positive swing in effects from commodity hedging and also improved its project performance compared to the prior year. Starting from a relatively low level in the first quarter of fiscal 2010, the Division increased its revenue steadily throughout the year. Due to a particularly strong fourth quarter in the transformers business, full-year revenue came in just below the prior-year level. Orders at Power Transmission rose 7% compared to the prior fiscal year, due to a higher volume from major orders, including large contracts for grid access to off-shore wind-farms.

Profit at Power Distribution was €422 million, down 3% from the prior-year level, due mainly to a 7% decline in revenue. Both results were driven by the Division’s medium voltage business, which saw double-digit percentage drops in revenue and profit compared to fiscal 2009. Orders for the Division were up 7% year-over-year, due to a strong fourth quarter that more than offset weaker demand earlier in the fiscal year.

Healthcare

	Year ended
	September 30,		% Change		therein
	2010	2009	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)

Sector
Profit	748	1,450	(48)%
Profit margin	6.1%	12.2%
New orders	12,872	11,950	8%	5%	3%	0%
Total revenue	12,364	11,927	4%	1%	3%	0%
External revenue	12,280	11,864	4%
therein:
Europe, C.I.S.(2), Africa, Middle East	4,680	4,724	(1)%
therein Germany	1,056	1,072	(1)%
Americas	5,141	5,153	0%
Asia, Australia	2,459	1,986	24%

(1)	Excluding currency translation and portfolio effects.

(2)	Commonwealth of Independent States.

Conditions in the global healthcare market improved in fiscal 2010, particularly including significant increases in healthcare equipment spending in emerging markets. In addition, passage of healthcare reform legislation in the U.S. removed some uncertainty in the market and contributed to an easing of customer restraint regarding capital expenditures.

In fiscal 2010, orders for the Healthcare Sector came in 8% higher compared to the prior fiscal year. The Sector recorded higher orders for Imaging & IT and Diagnostics in the Americas, particularly including the U.S., and in Asia, Australia. Revenue in fiscal 2010 increased 4% compared to fiscal 2009, particularly on a double-digit increase for all Divisions in Asia, Australia. Both orders and revenue were stable in Europe, C.I.S., Africa, Middle East. On an organic basis, excluding strong positive currency translation effects, orders came in 5% higher and revenue rose 1% compared to fiscal 2009. Healthcare’s book-to-bill ratio was 1.04 for fiscal 2010, and its order backlog at the end of the year stood at €7 billion compared to €6 billion a year earlier. Of the Sector’s current backlog, orders of €3.5 billion are expected to be converted into revenue during fiscal 2011, orders of €1.3 billion during fiscal 2012, and the remainder in the periods thereafter.

Sector profit of €748 million in fiscal 2010 was burdened by impairment charges of €1.204 billion at Diagnostics during the fourth quarter, including a goodwill impairment. These impairments more than offset positive effects during the year. These included a gain of €79 million related to the curtailment of pension plans in the U.S. and a gain of €40 million, taken at the Sector level, as the Sector ceased to consolidate a subsidiary due to loss of control. The change in profit year-over-year included positive effects related to currency development, notably an unfavorable currency hedge in the prior year. Both years under review include charges at Workflow & Solutions related to particle therapy contracts. In fiscal 2010, Diagnostics recorded €178 million in PPA effects related to past acquisitions. A year earlier Diagnostics recorded a total of €248 million in PPA and integration costs. In fiscal 2010, the Sector recorded €90 million in costs for integrating activities at Diagnostics.

	New Orders
	Year ended
	September 30,		% Change		therein
	2010	2009	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)

Divisions
Imaging & IT	7,961	7,143	11%	9%	3%	0%
Workflow & Solutions	1,498	1,553	(4)%	(6)%	3%	0%
Diagnostics	3,664	3,479	5%	3%	3%	0%

(1)	Excluding currency translation and portfolio effects.

	Revenue
	Year ended
	September 30,		% Change		therein
	2010	2009	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)

Divisions
Imaging & IT	7,419	7,152	4%	2%	2%	0%
Workflow & Solutions	1,522	1,515	0%	(2)%	2%	0%
Diagnostics	3,667	3,490	5%	2%	3%	0%

(1)	Excluding currency translation and portfolio effects.

	Profit			Profit margin
	Year ended			Year ended
	September 30,			September 30,
	2010	2009	% Change	2010	2009
	(in millions of €)

Divisions
Imaging & IT	1,452	1,161	25%	19.6%	16.2%
Workflow & Solutions	27	(53)	—	1.8%	(3.5)%
Diagnostics	(776)	338	—	(21.2)%	9.7%

Profit at Imaging & IT increased 25% to €1.452 billion in the prior year, on higher revenue, a favorable product mix and continued cost savings. The increase in profit year-over-year benefited from positive effects related to currency development, including an unfavorable currency hedge in the prior year. In addition, profit in the current period benefited from €44 million of the pension gain mentioned above for the Sector. Orders climbed 11% year-over-year and revenue increased 4%. As for the whole Sector, orders at Imaging & IT showed strong growth in the Americas and Asia, Australia, while orders at Europe, C.I.S., Africa, Middle East remained stable. Double-digit revenue growth in Asia, Australia included strong increases in Japan, China and India. On an organic basis, orders climbed 9% and revenue rose 2%.

Workflow & Solutions generated €27 million in profit compared to a loss of €53 million a year earlier. Both periods under review included charges associated with particle therapy contracts mentioned above, totaling €96 million in fiscal 2010 and €169 million in fiscal 2009. The charges stemmed from tests of prototype technology, resulting in a revised assessment of the additional costs required to complete the projects. Orders in fiscal 2010 came in 4% below the prior-year level. Revenue was stable year-over-year.

Diagnostics posted a loss of €776 million in fiscal 2010 compared to profit of €338 million a year earlier, due primarily to the impairment charges mentioned above. During the fourth quarter, Siemens completed a strategic review which reassessed the medium-term growth prospects and long-term market development of the laboratory diagnostics business, and also conducted correspondingly an annual impairment test. The impairment charges of €1.204 billion included €1.145 billion for goodwill and €39 million for real estate. For further information regarding goodwill at Diagnostics, refer to “Net Assets Position” and see also “Notes to Consolidated Financial Statements.” The Division recorded lower expenses related to SG&A, and results also benefited from €22 million of the pension curtailment gain mentioned above. PPA effects related to past acquisitions were €178 million in fiscal 2010. In addition, the Division recorded €90 million of integration costs. A year earlier, PPA effects and integration costs totaled €248 million. Fiscal 2010 orders and revenue rose 5% year-over-year, benefiting strongly from positive currency translation effects. On a geographic basis, revenue and order growth in the Americas and Asia, Australia more than offset slight declines in Europe, C.I.S., Africa, Middle East. On an organic basis, orders and revenue rose 3% and 2%, respectively, compared to the prior-year levels.

Equity Investments

In fiscal 2010, Equity Investments recorded a loss of €191 million compared to a loss of €1.851 billion a year earlier. The difference is due mainly to a significantly higher loss related to our stake in Nokia Siemens Networks B.V. (NSN) in the prior fiscal year. In fiscal 2009, we took an impairment of €1.634 billion on our investment in NSN. The prior-year loss from our stake in NSN also included a charge of €216 million related to an impairment of deferred tax assets at NSN. Furthermore, NSN took restructuring charges and incurred integration costs of €507 million. These factors led to an equity investment loss related to our stake in NSN of €2.177 billion in fiscal 2009. Also in fiscal 2009 Enterprise Networks Holdings B.V. (EN) incurred an operating loss and took restructuring charges. As a result, we incurred a loss of €171 million from our investment in EN in the prior fiscal year. These losses were only partly offset by a gain of €327 million from the sale of our stake in FSC as well as equity investment income of €195 million related to our stakes in BSH Bosch und Siemens Hausgeräte GmbH (BSH) and Krauss-Maffei Wegmann GmbH & Co. KG (KMW). For comparison, in fiscal 2010, the loss related to our stake in NSN was €533 million. NSN recorded restructuring charges and integration costs of €378 million in the current fiscal year. Also in fiscal 2010, Equity investment income from our stakes in BSH and KMW improved to a total of €277 million. Siemens’ results from Equity Investments are expected to be volatile in coming quarters.

Cross-Sector Businesses

Siemens IT Solutions and Services

	Year ended
	September 30,		% Change		therein
	2010	2009	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)

Profit	(537)	90	—
Profit margin	(12.9)%	1.9%
New orders	4,226	4,501	(6)%	(7)%	1%	0%
Total revenue	4,155	4,686	(11)%	(12)%	1%	0%
External revenue	3,150	3,580	(12)%
therein:
Europe, C.I.S.(2), Africa, Middle East	2,725	3,129	(13)%
therein Germany	1,118	1,307	(14)%
Americas	366	399	(8)%
Asia, Australia	59	52	13%

(1)	Excluding currency translation and portfolio effects.

(2)	Commonwealth of Independent States.

In fiscal 2010, Siemens IT Solutions and Services faced operational challenges while operating in a highly competitive environment. As a result, orders and revenue declined 6% and 11%, respectively compared to fiscal 2009 and profit turned negative. The loss of €537 million was primarily due to charges of €399 million related to the completion of previously announced staff reduction measures related to a strategic reorientation aimed at strengthening the competitive position of the business. For further information see Item 4: “Information on the company—Strategy—Segment strategies.” Charges for staff reduction measures in fiscal 2009 were €22 million. Profit in both fiscal years was also burdened by project related charges, which were significantly higher in the current fiscal year. As of October 1, 2010, Siemens IT Solutions and Services was carved out of Siemens AG as a separate legal entity which is a wholly owned, consolidated subsidiary of Siemens AG. For further information on charges related to the strategic reorientation of Siemens IT Solutions and Services see “— Reconciliation to Consolidated Financial Statements—Corporate items and pensions.”

Siemens Financial Services (SFS)

	Year ended
	September 30,
	2010	2009	% Change
	(in millions of €)

Income before income taxes	447	304	47%
Total assets	12,506	11,704	7%

SFS raised its profit (defined as income before income taxes) in fiscal 2010 to €447 million from €304 million a year earlier. The increase in profit compared to fiscal 2009 came mainly from higher results in the commercial finance business, driven by significantly lower additions to loss reserves and higher interest results. Fiscal 2010 profit benefited also from positive net effects related to various investments, including a gain of €47 million on the sale of an investment. These factors more than offset lower income from SFS’s internal services business. Total assets rose to €12.506 billion, due primarily to currency translation effects.

The following table provides further information on the capital structure of SFS as of September 30, 2010 and 2009:

	September 30,
	2010	2009
	(in millions of €)

Allocated equity	1,458	1,243
Total debt	10,028	9,521
therein intragroup financing	10,004	9,455
therein debt from external sources	24	66
Debt to equity ratio	6.88	7.66
Cash and cash equivalents	90	136

Both Moody’s and Standard & Poor’s view SFS as a captive finance company. These rating agencies generally recognize and accept higher levels of debt attributable to captive finance subsidiaries in determining long-term and short-term credit ratings.

The allocated equity for SFS is primarily determined and influenced by the size and quality of its portfolio of commercial finance assets (primarily leases and loans) and equity investments. This allocation is designed to cover the risks of the underlying business and is oriented toward common credit risk management standards in banking. The actual risk profile of the SFS portfolio is evaluated and controlled monthly and is reflected in the quarterly (commercial finance) and annual (equity investments) adjustments of allocated equity.

Reconciliation to Consolidated Financial Statements

Reconciliation to Consolidated Financial Statements includes Centrally managed portfolio activities, SRE and various categories of items which are not allocated to the Sectors and Cross-Sector Businesses because the Company’s management has determined that such items are not indicative of the Sectors’ and Cross-Sector Businesses’ respective performance. For fiscal 2010, Company’s management approved special remuneration presented in Corporate Items which will be allocated primarily to the Sectors in fiscal 2011.

Siemens completed the streamlining of Other Operations in fiscal 2009. Beginning with fiscal 2010, Segment Information includes a new line item for centrally managed activities intended for divestment or closure, which at present primarily include the electronics assembly systems business and activities remaining from the divestment of the former Com activities. Results for the new line item, Centrally managed portfolio activities, are stated on a retrospective basis.

Centrally managed portfolio activities

For fiscal 2010, the result of Centrally managed portfolio activities was a loss of €139 million compared to a loss of €371 million a year earlier. Within this improvement, the loss related to Electronics Assembly Systems declined to €141 million in fiscal 2010, including €106 million provided for in connection with an expected loss from the announced sale to ASM Pacific Technology. For comparison, the prior-year period included a higher loss related to Electronics Assembly Systems, primarily including €201 million related to the business due to operating losses and charges for impairments and staff reduction measures. In addition, fiscal 2009 included a loss related to the divestment of an industrial manufacturing unit in Austria, as well as higher net expenses related to divested businesses. Due primarily to portfolio streamlining activities, revenue from Centrally managed portfolio activities fell to €345 million from €503 million a year earlier, despite higher sales from the electronics assembly systems business.

Siemens Real Estate

Income before income taxes at SRE was €250 million in fiscal 2010, down from €341 million a year earlier, due in part to lower income related to the disposal of real estate. For comparison, the prior-year period included a gain of €224 million on the disposal of Siemens’ residential real estate holdings. Both periods included costs associated with Siemens’ program to bundle its real estate assets into SRE and to initiate further efficiency measures, including impairments. In fiscal 2010, these costs totaled €75 million and came in above the prior-year period. Assets with a book value of €872 million were transferred to SRE during the current fiscal year as part of the real estate bundling program. SRE will continue to incur costs associated with the program in coming quarters, and expects to continue with real estate disposals depending on market conditions.

Corporate items and pensions

In fiscal 2010, Corporate items and pensions totaled a negative €1.479 billion compared to a negative €1.715 billion a year earlier.

Included therein, Corporate items improved from a negative €1.343 billion to a negative €1.292 billion. Corporate items in fiscal 2010 included higher gains in connection with compliance-related matters, including a gain of €84 million related to an agreement with the provider of the Siemens’ directors and officers liability insurance, a net gain related to settlements with former members of Siemens’ Managing Board and Supervisory Board, and total gains of €40 million related to the recovery of funds frozen by authorities. Compared to fiscal 2009, the current period included higher personnel-related expenses, including expenses of €310 million related to special remuneration for non-management employees. After determining the allocation of this remuneration in the first quarter of fiscal 2011, the expenses will be allocated primarily to the Sectors in fiscal 2011. Fiscal 2010 also included higher expenses associated with streamlining IT costs for Siemens as a whole, as well as charges of €61 million related to the strategic reorientation of Siemens IT Solutions and Services, primarily including carve-out costs. Further, the current fiscal year included net charges related to legal and regulatory matters as well as a gain of €35 million from the sale of our Roke Manor activities in the U.K. In addition, fiscal 2010 included a net loss of €13 million related to a major asset retirement obligation, compared to a higher net loss in the prior year. In both periods, the net result related to the asset retirement obligation included negative interest-related effects from the measurement of the obligation and positive effects from related hedging activities not qualifying for hedge accounting. In addition, the net result related to the asset retirement obligation included a gain of €60 million in fiscal 2010 due to revised assumptions. For additional information, see “Notes to Consolidated Financial Statements.”

For comparison, Corporate items in fiscal 2009 included net charges of €235 million related to the global SG&A program and other personnel-related restructuring measures. Expenses for outside advisors engaged in connection with investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities amounted to €95 million in fiscal 2009. In addition, the prior-year period included a positive effect related to shifting an employment bonus program from cash-based to share-based payment, which was offset by a charge of €53 million related to a global settlement agreement with the World Bank Group.

Centrally carried pension expense was €188 million in fiscal 2010, compared to €372 million a year earlier. The change year-over-year was due to higher expected return on plan assets and lower interest cost in the current period, as well as higher insurance costs in the prior-year period related to our mandatory membership in the Pensionssicherungsverein (PSV), the German pension insurance association.

Beginning with fiscal 2011, central infrastructure costs currently included in Corporate items will be allocated primarily to the Sectors. Financial information for prior periods will be reported on a comparable basis. For example, comparable fiscal 2010 results will show allocated central infrastructure costs of €585 million.

Centrally managed activities related to establishing Siemens IT Solutions and Services as a separate legal entity and wholly owned subsidiary of Siemens are expected to result in substantial charges in coming quarters.

Eliminations, Corporate Treasury and other reconciling items

In fiscal 2010, income before income taxes from Eliminations, Corporate Treasury and other reconciling items was a negative €328 million compared to a negative €373 million a year earlier. The current period benefited primarily from a decline in refinancing costs due to lower interest rates, partly offset by changes in fair market value from interest rate derivatives.

Fiscal 2009 compared to fiscal 2008

Results of Siemens

The following discussion presents selected information for Siemens for the fiscal year ended September 30, 2009:

Orders and revenue

In fiscal 2009, revenue declined 1% year-over-year, to €76.651 billion, while orders came in at €78.991 billion, down 16% from the prior-year period. This resulted in a book-to-bill ratio of 1.03. On an organic basis, excluding the net effect of currency translation and portfolio transactions, revenue came in level with fiscal 2008, while orders decreased 14%. Within the full-year trend, we saw order intake declining in the second half of fiscal 2009 compared to the first half due to adverse trends in the global macroeconomic and financing environment, while revenue development was significantly stabilized by our strong order backlog. Accordingly, our book-to-bill ratio fell from 1.12 in the first six months to 0.94 in the second half of fiscal 2009. The total order backlog for our three Sectors was €81.2 billion as of September 30, 2009, slightly down from €83.1 billion a year earlier, due primarily to negative currency translation effects. Out of the backlog at the end of fiscal 2009, orders of €36 billion were expected to be converted into revenue during fiscal 2010, orders of €17 billion during 2011, and the remainder in the periods thereafter.

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

Orders related to external customers decreased 16% in fiscal 2009, driven by sharp declines in Industry and to a lesser extent in Energy. In the Industry Sector—our largest Sector by revenue—order intake decreased more than 20% compared to the high level a year earlier. All Industry Divisions reported lower orders, led by declines at Drive Technologies, Industry Solutions and Industry Automation. Due in part to customer postponements of potential new projects, the Energy Sector saw orders fall 10% from the high level of fiscal 2008, driven primarily by lower demand at Oil & Gas, Power Transmission and Fossil Power Generation. In contrast, order intake increased at Renewable Energy, as the Division won large contracts for offshore wind-farm projects. Orders rose modestly in Healthcare, benefiting from positive currency translation effects from the U.S. In addition, orders at Centrally managed portfolio activities declined significantly in fiscal 2009 due primarily to substantial dispositions and other streamlining actions.

In the region Europe, C.I.S., Africa, Middle East—our largest reporting region—orders declined 17%, including sharply lower order intake in Industry on decreases in all Divisions. In most cases, the declines were driven by macroeconomic conditions. Lower order intake at Mobility in the region was due to lower volume from major orders compared to fiscal 2008, which included Siemens’ largest-ever rolling stock order, a €1.4 billion contract for more than 300 trains from the Belgian state railway system. Higher demand at Renewable Energy, driven by a number of large orders in fiscal 2009, limited the drop in order intake in the Energy Sector in Europe, C.I.S., Africa, Middle East to 4%. Healthcare orders came in near the level of fiscal 2008 in this region. In Germany, major contract wins at Mobility and Renewable Energy softened the impact of a broad—based decline in other Divisions and streamlining actions at Centrally managed portfolio activities. In the Americas, orders decreased 17% despite strong positive currency translation effects from the U.S. Within the region, the contraction of order intake was strongest in Energy, due mainly to a lower volume from major orders at Renewable Energy compared to fiscal 2008. Orders in Industry also declined by double digits, due in part to higher volume from large orders at Mobility in the prior-year period. Healthcare orders came in just below the level of fiscal 2008. In Asia, Australia, orders decreased 6%, as a higher order intake in Healthcare was more than offset by declines in Industry and Energy, particularly at Industry Solutions, Drive Technologies, Oil & Gas and Power Distribution. Order intake in China rose 1% compared to the prior-year period, including a number of major contract wins at Mobility as well as significant positive currency translation effects. In India, lower demand in Industry was offset by a higher volume from major orders at Power Transmission and Fossil Power Generation in fiscal 2009.

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

Revenue related to external customers declined 1% in fiscal 2009, as lower revenue in Industry and streamlining actions at Centrally managed portfolio activities offset increases in Energy and Healthcare. The Industry Sector reported a revenue decrease of 7% on lower sales in five of its six Divisions, led by double-digit declines at Industry Automation, Drive Technologies and OSRAM. In contrast, revenue at Mobility rose 10% on increases in all regions. Fossil Power Generation and Renewable Energy were the primary drivers for a 14% revenue increase in Energy, as the

Sector executed projects in its substantial order backlog. Healthcare revenue rose 7% compared to fiscal 2008, due primarily to growth at Imaging & IT and Diagnostics as well as substantial positive currency translation effects.

In Europe, C.I.S., Africa, Middle East, revenue declined 4% year-over-year, held back by negative currency translation and portfolio effects, the latter due mainly to streamlining at Centrally managed portfolio activities. Revenue in the region rose by double digits in Energy and at a lower rate in Healthcare, and decreased in the Industry Sector. Revenue in Germany declined 10% in fiscal 2009, due primarily to lower demand in the Industry Sector, particularly in its short-cycle businesses, and streamlining actions at Centrally managed portfolio activities. In the Americas, revenue rose 3% due to significant positive currency translation effects from the U.S. Revenue growth in the region was strongest in the Energy Sector, including double-digit increases at Renewable Energy, Fossil Power Generation and Power Transmission. Healthcare also reported higher revenues in the Americas, while Industry came in below the level of fiscal 2008, driven by declines at OSRAM and Industry Solutions. Asia, Australia saw a 2% expansion in revenue on growth in Healthcare and Energy. Revenue in Industry in this region declined 2% compared to the prior-year level. Revenue growth in China was due primarily to positive currency translation effects. Revenue declined in India driven by lower sales at Drive Technologies and Oil & Gas.

Consolidated Statements of Income

	Year ended
	September 30,
	2009	2008	% Change
	(in millions of €)

Gross profit	20,710	21,043	(2)%
as percentage of revenue	27.0%	27.2%

Gross profit for fiscal 2009 decreased 2% compared to the prior-year period, as a strong gross profit increase in the Energy Sector was more than offset by other factors, including substantially lower gross profit in Industry and a sharp drop at Centrally managed portfolio activities due to the streamlining actions. Higher gross profit in the Energy Sector was due primarily to Fossil Power Generation where gross profit in fiscal 2008 was reduced by substantial project charges, and also included volume-driven growth in gross profit at the majority of Divisions. Lower gross profit in Industry was due primarily to volume-driven declines at Industry Automation, Drive Technologies and OSRAM as well as substantial severance charges in fiscal 2009. For comparison, in fiscal 2008, gross profit in Industry was held back by project charges at Mobility and charges related to structural initiatives at Mobility and OSRAM. Gross profit in Healthcare rose modestly year-over-year, despite further charges of €169 million related to particle therapy contracts in fiscal 2009. For comparison, in the prior-year period gross profit in Healthcare was held back by substantial costs associated primarily with refocusing of certain business activities at Imaging & IT and charges related to particle therapy contracts at Workflow & Solutions. In combination, these factors led to a slight decline in gross profit margin for Siemens overall, which came in at 27.0% in fiscal 2009 compared to 27.2% a year earlier.

	Year ended
	September 30,
	2009	2008	% Change
	(in millions of €)

Research and development expenses	(3,900)	(3,784)	3%
as percentage of revenue	5.1%	4.9%	—
Marketing, selling and general administrative expenses	(10,896)	(13,586)	(20)%
as percentage of revenue	14.2%	17.6%	—
Other operating income	1,065	1,047	2%
Other operating expense	(632)	(2,228)	(72)%
Income (loss) from investments accounted for using the equity method, net	(1,946)	260	—
Interest income	2,136	2,404	(11)%
Interest expense	(2,213)	(2,208)	0%
Other financial income (expense), net	(433)	(74)	>200%

R&D expenses increased to €3.900 billion, or 5.1% of revenue, from €3.784 billion, or 4.9% of revenue a year earlier, due primarily to higher outlays in Energy. SG&A expenses declined substantially to €10.896 billion, or 14.2% of revenue, from €13.586 billion, or 17.6% of revenue in fiscal 2008, including lower expenses in all Sectors. The change year-over-year also includes substantial expenses in the prior-year period related to our global SG&A program, as the majority of the €1.081 billion in severance charges related to this program were recorded as SG&A expenses in fiscal 2008. During fiscal 2009, we already achieved the annual savings target under our global SG&A program originally set for fiscal 2010, despite additional severance charges recorded in fiscal 2009.

Other operating income for fiscal 2009 was €1.065 billion, compared to €1.047 billion in the prior-year period. Fiscal 2009 included a gain of €327 million on the sale of our stake in FSC. In addition, gains from sales of real estate were also slightly higher year-over-year, including a gain of €224 million from the sale of residential real estate holdings. For comparison, fiscal 2008 included a pre-tax net gain of €131 million on the sale of the wireless modules business at Industry Automation and a €130 million pre-tax net gain on the sale of the Global Tungsten & Powders unit at OSRAM. In addition, fiscal 2008 benefited from the release of an accrual of €38 million related to the Italian electrical utility Enel.

Other operating expense in fiscal 2009 came in substantially below the level of the prior-year period. The difference year-over-year is due primarily to a provision of approximately €1 billion in fiscal 2008 related to legal proceedings in the U.S. and Germany that were resolved during fiscal 2009. The prior-year period also included a one-time endowment of €390 million coinciding with the establishment of the Siemens Stiftung (Foundation). Expenses for outside advisors engaged in connection with investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities fell sharply year-over-year to €95 million from €430 million a year earlier. Impairments of goodwill were also lower in fiscal 2009, as the prior-year period included a goodwill impairment of €70 million related to a building and infrastructure business, 50% of which was divested in fiscal 2008. In contrast, fiscal 2009 included a charge of €53 million related to a global settlement agreement with the World Bank Group, valuation allowances on loans and expenses related to the divestment of an industrial manufacturing unit in Austria, which was included in Centrally managed portfolio activities.

Income from investments accounted for using the equity method, net was a negative €1.946 billion in fiscal 2009, down from a positive €260 million in the prior-year period. The difference was due primarily to an equity investment loss of €2.177 billion in fiscal 2009 related to NSN, compared to a loss of €119 million a year earlier. This equity investment loss in fiscal 2009 includes an impairment of €1.634 billion on our stake in NSN recorded in the fourth quarter, as well as a loss of €543 million, including our share in restructuring and integration costs as well as a significant impairment of deferred tax assets at NSN. Fiscal 2009 also included an equity investment loss of €171 million related to EN. In addition, equity investment income related to our stakes in BSH and KMW was €195 million in fiscal 2009, down from €242 million a year earlier.

Interest income decreased to €2.136 billion in fiscal 2009, from €2.404 billion a year earlier, due primarily to lower expected return on plan assets. Interest expense was nearly unchanged at €2.213 billion, compared to €2.208 billion in fiscal 2008.

Other financial income (expense), net decreased to a negative €433 million in fiscal 2009, down from a negative €74 million a year earlier. Fiscal 2009 included higher expenses related to the interest component associated with the measurement of provisions as well as higher expenses resulting from allowances and write-offs of finance receivables.

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

Income from continuing operations before income taxes was €3.891 billion for fiscal 2009, compared to €2.874 billion a year earlier. The change year-over-year was due to the factors mentioned above, primarily the broad-based reduction in SG&A expenses and the provision accrued in fiscal 2008 for legal and regulatory matters, partly offset by our fiscal 2009 equity investment loss related to NSN and a negative swing in Financial income. The effective tax rate on income from continuing operations was 37% in fiscal 2009, up from 35% in the prior-year period. The current-year rate was adversely affected by the significant negative swing in Income (loss) from investments accounted for using the equity method, net, primarily due to NSN, partly offset by the tax-free gain on the sale of our stake in FSC. For comparison, the tax rate in fiscal 2008 was adversely affected by the provision for legal and regulatory matters mentioned above. As a result, income from continuing operations after taxes was €2.457 billion, up from €1.859 billion in fiscal 2008.

Discontinued operations include former Com activities as well as Siemens VDO Automotive (SV), which was sold to Continental AG in the first quarter of fiscal 2008. The former Com activities comprise the telecommunications carrier activities transferred into Nokia Siemens Networks B.V. (NSN) in the third quarter of fiscal 2007; the enterprise networks business, 51% of which was divested during the fourth quarter of fiscal 2008; and the mobile devices business sold to BenQ Corporation in fiscal 2005. Income from discontinued operations in fiscal 2009 was €40 million, compared to €4.027 billion a year earlier. The difference is due mainly to €5.5 billion in the prior-year period related to SV, including operating results along with a substantial gain on the sale of the business. This positive contribution in fiscal 2008 was partly offset by negative effects related to former Com activities amounting to €1.433 billion, including a preliminary loss related to the divestment of the enterprise networks business of approximately €1.0 billion and severance charges and impairments of long-lived assets at the enterprise networks business. For additional information regarding discontinued operations, see “Notes to Consolidated Financial Statements.”

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

In fiscal 2009, Industry faced severe challenges from the worldwide economic downturn, including significant slowdowns in major markets, such as factory automation, machine-building, automotive, construction, and various process industries. Shorter-cycle manufacturing-related markets were the first to show demand declines from the recession, with corresponding adverse affects for the Industry Automation, Drive Technologies and OSRAM Divisions. By the end of fiscal 2009, the recession’s effects began to reach Industry’s longer-cycle businesses as well, with the exception of Mobility. The Sector’s order backlog had a stabilizing effect, yet revenue for Industry overall was 7% lower year-over-year. Orders declined 21% on reduced customer demand at all Divisions particularly including Drive Technologies, Industry Solutions and Industry Automation. On a geographic basis, both orders and revenue declined in all regions, with the sharpest drops coming in the Sector’s largest region, Europe, C.I.S., Africa, Middle East. Industry’s order backlog was €27.8 billion at the end of fiscal 2009, down from €31.7 billion a year earlier. Out of the order backlog at the end of fiscal 2009, orders of €13 billion were expected to be converted into revenue during fiscal 2010, orders of €6 billion during 2011, and the remainder in the periods thereafter.

Falling revenue and corresponding adverse effects on capacity utilization and revenue mix took Industry’s profit down by a third compared to fiscal 2008. Mobility was the only Division that improved profit and profitability year-over-year. Industry initiated cost-cutting programs, capacity adjustment measures and structural initiatives aimed at restoring profitable growth. In the fourth quarter of fiscal 2009, these efforts entailed €173 million in net charges for staff reduction measures and an additional €40 million at OSRAM for major impairments and inventory write-downs. In fiscal 2008, gains from the sale of businesses partially offset project related charges at Mobility as well as structural initiatives at OSRAM and Mobility.

	New Orders
	Year ended
	September 30,		% Change		therein
	2009	2008	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)

Divisions
Industry Automation(2)(3)	5,571	7,335	(24)%	(22)%	0%	(2)%
Drive Technologies	6,511	9,425	(31)%	(32)%	1%	0%
Building Technologies(2)	6,910	7,603	(9)%	(12)%	2%	1%
OSRAM	4,036	4,624	(13)%	(13)%	2%	(2)%
Industry Solutions	6,101	8,415	(27)%	(28)%	0%	1%
Mobility	6,766	7,842	(14)%	(14)%	0%	0%

(1)	Excluding currency translation and portfolio effects.

(2)	At the beginning of fiscal 2010, the low-voltage switchgear business was transferred from Industry Automation to Building Technologies. Prior-year amounts were reclassified for comparison purposes.

(3)	At the beginning of fiscal 2010, a production site was transferred from Industry Automation to Drive Technologies. Prior-year amounts were reclassified for comparison purposes.

	Revenue
	Year ended
	September 30,		% Change		therein
	2009	2008	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)

Divisions
Industry Automation(2)(3)	5,763	7,159	(19)%	(18)%	1%	(2)%
Drive Technologies	7,526	8,434	(11)%	(12)%	1%	0%
Building Technologies(2)	7,007	7,204	(3)%	(6)%	2%	1%
OSRAM	4,036	4,624	(13)%	(13)%	2%	(2)%
Industry Solutions	6,804	7,106	(4)%	(6)%	1%	1%
Mobility	6,442	5,841	10%	11%	(1)%	0%

(1)	Excluding currency translation and portfolio effects.

(2)	At the beginning of fiscal 2010, the low-voltage switchgear business was transferred from Industry Automation to Building Technologies. Prior-year amounts were reclassified for comparison purposes.

(3)	At the beginning of fiscal 2010, a production site was transferred from Industry Automation to Drive Technologies. Prior-year amounts were reclassified for comparison purposes.

	Profit			Profit margin
	Year ended			Year ended
	September 30,			September 30,
	2009	2008	% Change	2009	2008
	(in millions of €)

Divisions
Industry Automation(1)	681	1,587	(57)%	11.8%	22.2%
Drive Technologies	836	1,279	(35)%	11.1%	15.2%
Building Technologies(1)	340	485	(30)%	4.9%	6.7%
OSRAM	89	401	(78)%	2.2%	8.7%
Industry Solutions	360	439	(18)%	5.3%	6.2%
Mobility	390	(230)	—	6.1%	(3.9)%

(1)	At the beginning of fiscal 2010, the low-voltage switchgear business was transferred from Industry Automation to Building Technologies. Prior-year amounts were reclassified for comparison purposes.

A deep downturn of Industry Automation’s large factory automation markets in fiscal 2009 took the Division’s revenue and orders down 19% and 24%, respectively, compared to the prior year. Despite successful cost-cutting efforts, profit fell 57% compared to the strong prior year, burdened by lower capacity utilization and a less favorable business mix. In the fourth quarter of fiscal 2009, the Division took €22 million of net charges for staff reduction measures. Profit in fiscal 2008 benefited from a pre-tax net gain on a Divisional level of €125 million from the sale of Industry Automation’s wireless modules business as well as a gain of €38 million from the sale of another business. Both periods under review included purchase price accounting (PPA) effects from the acquisition of UGS Corp., acquired in fiscal 2007. PPA effects were €138 million in fiscal 2009 and €145 million a year earlier. Fiscal 2008 profit also included integration costs of €17 million.

Drive Technologies was strongly affected by a downturn in the machine building industry in fiscal 2009. At the end of fiscal 2009, delayed effects of the economic downturn also began to reach the long-cycle businesses of the Division. As a result, orders declined 31% from the prior-year level and revenue was down 11%, with the strongest declines in Europe, C.I.S., Africa, Middle East. Lower capacity utilization, a less favorable product mix and €30 million in net charges for staff reduction measures in the fourth quarter combined to reduce profit 35% compared to the strong fiscal 2008. Both periods included margin impacts related to the Division’s purchase of Flender Holding GmbH in fiscal 2005. PPA effects in fiscal 2009 were €36 million, while PPA effects in the prior year were €38 million. Following a strategic review, the electronics assembly systems business, for which Siemens initiated a carve-out during fiscal 2008, was classified as held for disposal and management responsibility was transferred from Drive Technologies to Centrally managed portfolio activities during fiscal 2009. The presentation of prior-year financial information has been reclassified accordingly.

Revenue at Building Technologies declined by 3% in fiscal 2009 compared to the prior year. New orders declined 9% compared to fiscal 2008, due to a general slowdown in the commercial construction markets, particularly in Europe, C.I.S., Africa, Middle East and the Americas. Reduced economies of scale and a less favorable business mix, combined with €29 million in net charges for staff reduction programs in the fourth quarter, reduced profit by 30% year-over-year.

In fiscal 2009, revenue at OSRAM decreased 13% compared to the prior year on lower revenue in all its businesses. On a geographic basis, the strongest declines came from Europe, C.I.S., Africa, Middle East and the Americas. Lower capacity utilization sharply reduced profit in fiscal 2009. Profit in both periods included charges related to structural initiatives. While charges in fiscal 2009 comprised €18 million in net charges for staff reduction measures and €40 million for major impairments and inventory write-downs taken in the fourth quarter, impacts including charges for staff reduction measures and impairments in fiscal 2008 were offset by a €130 million net gain on the sale of the Division’s Global Tungsten & Powders unit.

While order intake in fiscal 2009 at Industry Solutions declined sharply compared to the prior year, the Division’s order backlog had a stabilizing effect on revenue and profit. The strongest order declines came in Europe, C.I.S., Africa, Middle East and Asia, Australia. Revenue came in 4% lower than in fiscal 2008, including higher revenue in Asia, Australia. Profit in fiscal 2009 declined 18%, as the Division took net charges of €69 million for staff reduction measures in the fourth quarter. Profit in fiscal 2008 benefited from a €30 million gain on the sale of the Division’s hydrocarbon service business.

Mobility increased fiscal 2009 revenue 10% compared to the prior year, including higher revenue in all regions. Orders were 14% lower than a year earlier, when Mobility took in its largest-ever rolling stock order for more than 300 trains worth €1.4 billion. On a geographic basis, orders declined in Europe, C.I.S., Africa, Middle East, which included the large order just mentioned for the prior year, and the Americas. Demand in Asia, Australia increased sharply year-over-year, including a particularly large train order in China. Mobility delivered fiscal 2009 profit of €390 million compared to a loss of €230 million a year earlier. This change stemmed in part from execution of the Division’s “Mobility in Motion” program. A year earlier this program resulted in costs of €151 million, primarily for staff reduction charges and impairments. Profit in fiscal 2008 was also burdened by charges of €209 million related to major projects in the second quarter, provisions related primarily to projects in the rail automation business, and further charges of €32 million for the Combino railcar business.

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

The Energy Sector turned in a strong performance in fiscal 2009, with all Divisions delivering strong profit increases compared to the prior year. Sector profit improved to €3.315 billion from €1.434 billion a year earlier, making Energy the top profit contributor among the Sectors. Profit growth year-over-year included a strong profit rebound at Fossil Power Generation. For comparison, the Division’s results in fiscal 2008 were burdened by €559 million in second-quarter project charges as well as additional project charges totaling more than €300 million taken in the first and fourth quarters of fiscal 2008. Sector profit in fiscal 2009 also rose on substantially lower SG&A expenses at Power Transmission, Power Distribution, Oil & Gas and Fossil Power Generation.

Energy produced revenue growth of 14% in fiscal 2009 by executing projects in its substantial order backlog. Led by Fossil Power Generation and Renewable Energy, all Energy Divisions contributed revenue increases year-over-year. Due in part to customer postponements of potential new projects against the background of the global macroeconomic and financial crisis, order intake decreased 10% from a high basis of comparison a year earlier. Within fiscal 2009, Energy saw its longer-cycle businesses become increasingly affected by deteriorating macroeconomic conditions. On a book-to-bill ratio of 1.17, the Sector’s order backlog rose to €47.1 billion at the end of fiscal 2009, up from €44.6 billion a year earlier. Out of the backlog at the end of fiscal 2009, orders of €20 billion were expected to be converted into revenue during fiscal 2010, orders of €10 billion during 2011, and the remainder in the periods thereafter. On a geographic basis, revenue grew in all three regions, with the strongest increases in Europe, C.I.S., Africa, Middle East and in the Americas. Order intake declined across the three regions, with the strongest contraction in the Americas.

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

Fossil Power Generation led all Siemens Divisions with €1.275 billion in profit for fiscal 2009, combining higher revenue with economies of scale, improved project execution and an improved revenue mix, including a higher contribution from the products business. The loss of €89 million in fiscal 2008 included the substantial project charges mentioned above for the Sector, particularly charges of €344 million related to a technologically advanced project in Olkiluoto, Finland. In addition, fiscal 2008 included negative equity investment income of €26 million related to Energy’s equity stake in Areva NP S.A.S., which was also substantially affected by the project in Finland. Since the second quarter of fiscal 2009, this equity stake is accounted for as held for disposal, following the Energy Sector’s announced intention to exit the Areva NP S.A.S. joint venture. Revenue at Fossil Power Generation rose 20% on higher sales in all regions, led by increases in the Europe, C.I.S., Africa, Middle East region and the Americas. Due to adverse macroeconomic and financing conditions, the Division’s orders in fiscal 2009 came in below the prior-year level. The decline was driven by substantially lower demand in Europe, C.I.S., Africa, Middle East, including lower volume from major orders.

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

Oil & Gas brought in €499 million in profits in fiscal 2009, up from €351 million a year earlier, including higher contributions from all business units. Revenue increased 6% year-over-year on growth in the Americas and in Europe, C.I.S., Africa, Middle East, as the Division converted orders from its backlog into current business. In contrast, order intake slowed substantially in fiscal 2009, as customers delayed new projects.

Power Transmission posted profit of €725 million in fiscal 2009, up 28% from fiscal 2008 on revenue increases in all three regions. Due to customer postponements of potential new projects, the Division reported a double-digit decline in orders compared to the strong fiscal 2008.

Power Distribution grew profit 18% in fiscal 2009, to €435 million. Order intake fell 16% on lower year-over-year orders in all four quarters, due primarily to weaker demand among the Division’s industrial customers. Revenue at Power Distribution came in just above the prior-year level, as growth in the first two quarters was nearly offset by lower year-over-year sales in the second half of fiscal 2009.

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

The market environment for the Healthcare Sector included a contraction in healthcare equipment spending as well as reduced availability of credit for financing equipment purchases and uncertainty created by healthcare reform efforts and budget deficits in developed nations. Against this backdrop, Healthcare increased revenue and orders 7% and 1%, respectively. On an organic basis, particularly excluding strong positive currency translation effects, in fiscal 2009 revenue rose 2% and orders came in 3% lower than a year earlier. On a geographic basis, revenue grew in all three regions, including a 16% rise in Asia, Australia. Orders rose even faster in Asia, Australia, offsetting modest declines in other regions. Healthcare’s book-to-bill ratio was just above 1 for fiscal 2009, and its order backlog at the end of fiscal 2009 stood at €6.3 billion compared to €6.8 billion a year earlier. Of the Sector’s backlog, orders of €3 billion were expected to be converted into revenue during fiscal 2010, orders of €1 billion during fiscal 2011, and the remainder in the periods thereafter.

Healthcare posted Sector profit of €1.450 billion in fiscal 2009, up 18% from the prior-year level. This increase was in part due to progress with integration of acquisitions in the Diagnostics Division. PPA effects and integration costs at Diagnostics fell to €248 million, equivalent to 2.0 percentage points of Sector profit margin in fiscal 2009. A year earlier Diagnostics recorded a total of €344 million in PPA and integration costs, equivalent to 3.1 percentage points of Sector profit margin. The difference year-over-year is due to lower integration costs. Both years under review include negative profit impacts, totaling €169 million in charges at Workflow & Solutions in fiscal 2009 and €174 million in costs and charges at Workflow & Solutions and Imaging & IT a year earlier.

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

Imaging & IT contributed a profit of €1.161 billion in fiscal 2009, up 29% from the prior-year level on a more favorable product mix that included significant contributions from new products introduced in fiscal 2009. Fiscal 2008 profit was held back by €90 million of the negative profit impacts mentioned above for the Sector, consisting primarily of severance charges, impairments and related costs following the review of certain business activities. Revenue and order development in fiscal 2009 matched the general development for Healthcare overall, with revenue rising and orders coming in close to the prior-year level on particular strength in Asia, Australia and positive currency translation effects.

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

Profit at Diagnostics was €338 million in fiscal 2009, up 36% from the prior-year level. The increase was driven by higher revenue and the reduction in integration costs mentioned above. PPA effects were €181 million and integration costs were €67 million in fiscal 2009, reducing the Division’s profit margin by 7.1 percentage points. A year earlier, PPA effects were €176 million (including €7 million of inventory step-up charges) and integration costs were €168 million, reducing Diagnostics’ profit margin by 10.8 percentage points. Fiscal 2009 revenue and orders rose 10% and 9%, respectively, from prior-year levels, benefiting strongly from positive currency translation and portfolio effects.

Equity Investments

In fiscal 2009, Equity Investments recorded a loss of €1.851 billion compared to a profit of €95 million a year earlier. The major factor in this decline was NSN that has been tested for impairment. The main triggering events were NSN’s loss of market share as well as a decrease in the product business operations resulting in significantly adjusted financial forecasts of future cash flows of NSN. As a result, we took an impairment of €1.634 billion on our investment in NSN at the end of fiscal 2009. Furthermore, NSN took restructuring charges and integration costs of €507 million as well as an additional charge of €432 million to tax expense to provide a valuation allowance on NSN’s deferred tax assets during fiscal 2009. These factors led to an equity investment loss related to our stake in NSN of €2.177 billion in fiscal 2009. In fiscal 2008, NSN incurred restructuring charges and integration costs of €480 million. The equity investment loss related to our stake in NSN was €119 million in fiscal 2008. In fiscal 2009, EN incurred an operating loss and took restructuring charges. As a result, we incurred a loss of €171 million from our investment in EN. The increasing equity investment loss from our investment in NSN and the loss from our stake in EN were only partly offset by a gain of €327 million from the sale of our stake in FSC in fiscal 2009. Equity investment income related to our stakes in BSH and KMW was €195 million in fiscal 2009, down from €242 million in fiscal 2008.

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

In fiscal 2009, orders and revenue for Siemens IT Solutions and Services declined by 15% and 12% year-over-year, respectively, due to increasingly challenging external markets in the course of the fiscal year and streamlined internal business with Siemens. Profit for fiscal 2009 was €90 million compared to €144 million a year earlier. Profit development in fiscal 2009 was impacted by the factors mentioned for volume, as well as measures to reduce IT costs for Siemens and €22 million in net charges for staff reduction measures during the fourth quarter. Both periods included charges related to large projects in the UK. Those charges were significantly higher in the prior-year period when they resulted in a net negative effect on profit of €76 million.

Siemens Financial Services (SFS)

	Year ended
	September 30,
	2009	2008	% Change
	(in millions of €)

Income before income taxes	304	286	6%
Total assets	11,704	11,328	3%

In fiscal 2009, profit (defined as income before income taxes) at SFS increased to €304 million compared to €286 million in the prior year. Fiscal 2009 included higher interest results as well as higher results from internal services and the equity business including the reversal of an impairment on an investment of €51 million, posted in a previous year. These higher results were partly offset by an increase in loss reserves in the commercial finance business. Total assets rose slightly, to €11.704 billion.

The following table provides further information on the capital structure of SFS as of September 30, 2009 and 2008:

	September 30,
	2009	2008
	(in millions of €)

Allocated equity	1,243	1,113
Total debt	9,521	9,359
therein intragroup financing	9,455	9,233
therein debt from external sources	66	126
Debt to equity ratio	7.66	8.41
Cash and cash equivalents	136	28

Reconciliation to Consolidated Financial Statements

Reconciliation to Consolidated Financial Statements includes Centrally managed portfolio activities, SRE and various categories of items which are not allocated to the Sectors and Cross-Sector Businesses because Management has determined that such items are not indicative of the Sectors’ and Cross-Sector Businesses’ respective performance.

Centrally managed portfolio activities

Centrally managed portfolio activities consist primarily of centrally managed activities intended for divestment or closure. For fiscal 2009, the result of Centrally managed portfolio activities was a negative €371 million, compared to a negative €440 million a year earlier. Costs related to the streamlining of Centrally managed portfolio activities in fiscal 2008 included a total of €271 million related to the divestment of Siemens Home and Office Communication Devices (SHC), the divestment of a 50% stake in a building and infrastructure business, including a goodwill impairment of €70 million, and the closure of a regional payphone unit in Europe, primarily for severance. Within this total, the divestment of SHC resulted in costs of €124 million primarily associated with impairments of assets and a loss on the sale. In addition, the SHC transaction involved costs of €21 million in fiscal 2008 related mainly to carve-out activities. The electronics assembly systems business recorded a loss of €201 million in fiscal 2009, consisting of operating losses as well as charges related to severance expenses and impairments. A year earlier, this business incurred losses of €86 million, including severance charges. In addition, fiscal 2009 included a loss related to the divestment of an industrial manufacturing unit in Austria, as well as higher net expenses related to other businesses divested in fiscal 2009 and prior periods.

Sales for Centrally managed portfolio activities in fiscal 2009 were €503 million, down from €2.216 billion a year earlier, due primarily to the streamlining actions mentioned above, including the divestment of SHC, and with fiscal 2008 also including higher revenue related to the electronics assembly systems business.

Siemens Real Estate

Income before income taxes at SRE was €341 million in fiscal 2009, compared to €356 million in the prior-year period. Gains from sales of real estate were slightly higher in fiscal 2009, including a gain of €224 million from the sale of residential real estate holdings. Assets with a book value of €614 million were transferred to SRE during fiscal 2009 as part of Siemens’ program to bundle its real estate assets into SRE. During fiscal 2009, SRE incurred costs of €44 million associated with this program.

Corporate items and pensions

In fiscal 2009, Corporate items and pensions totaled a negative €1.715 billion compared to a negative €3.873 billion a year earlier. The main factor in the change was Corporate items, which declined from a negative €3.979 billion to a negative €1.343 billion. Corporate items in the prior-year period included €1.081 billion in charges related to the global SG&A program, a provision of approximately €1 billion related to legal proceedings in the U.S. and Germany that were resolved during fiscal 2009 and a one-time endowment of €390 million to the Siemens Stiftung (Foundation). Another major factor contributing to this change was lower expenses for outside advisors engaged in connection with investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities, which declined to €95 million in fiscal 2009 from €430 million a year earlier. Fiscal 2008 also included expenses of €128 million related to a regional sales organization in Germany, including an impairment, as well as a €32 million donation to the Siemens Foundation in the U.S. These factors were partly offset by the release of an accrual of €38 million following reversal of a previous judgment related to the Italian electrical utility Enel. For comparison, Corporate items in fiscal 2009 included net charges of €235 million related to the global SG&A program and other personnel-related restructuring measures. Fiscal 2009 also included higher interest-related net expenses associated with a major asset retirement obligation, including a negative effect from the measurement of this obligation, partly offset by a positive effect from related hedging activities not qualifying for hedge accounting. In addition, fiscal 2009 included a positive effect related to shifting an employment bonus program from cash-based to share-based payment, as well as a charge of €53 million related to a global settlement agreement with the World Bank Group.

Centrally carried pension expense swung to a negative €372 million in fiscal 2009 from a positive €106 million in the prior-year period. This change was due primarily to higher benefit costs related to our principal pension plans. In addition, centrally carried pension expense in fiscal 2009 also included increased insurance costs of €106 million related to our mandatory membership in the Pensionssicherungsverein (PSV), the German pension insurance association.

Eliminations, Corporate Treasury and other reconciling items

In fiscal 2009, income before income taxes from Eliminations, Corporate Treasury and other reconciling items was a negative €373 million compared to a negative €300 million in the prior year period. Fiscal 2009 included higher negative results from interest rate hedging activities not qualifying for hedge accounting. These negative results were partly compensated by reduced counter-party risks. In the fourth quarter a year earlier charges of €50 million were posted related to counter-party risks, principally involving banks affected adversely by developments in the international financial markets.

Reconciliation to adjusted EBITDA (continuing operations)

The following table gives additional information on topics included in Profit and Income before income taxes and provides a reconciliation to adjusted EBITDA. We report adjusted EBIT and adjusted EBITDA as a performance measure. The closest comparable GAAP figure under IFRS is Net income as reported in our “Consolidated Statements of Income.” For further information regarding adjusted EBIT and adjusted EBITDA, please refer to “Supplemental financial measures.”

For the fiscal years ended September 30, 2010, 2009 and 2008 (in millions of €)

				Income (loss) from investments accounted			Financial income
	Profit(1)			for using the equity method, net(2)			(expense), net(3)
	2010	2009	2008	2010	2009	2008	2010	2009	2008

Sectors and Divisions
Industry Sector	3,478	2,701	3,947	5	1	15	(14)	(13)	—
Industry Automation	1,048	681	1,587	(2)	(2)	(2)	3	(3)	4
Drive Technologies	855	836	1,279	(1)	(2)	1	(1)	(1)	3
Building Technologies	456	340	485	7	4	4	1	1	1
OSRAM	569	89	401	(8)	(2)	3	—	1	—
Industry Solutions	39	360	439	4	4	7	(3)	3	3
Mobility	513	390	(230)	5	(1)	1	(13)	(16)	(10)
Energy Sector	3,562	3,315	1,434	78	59	41	(22)	(10)	7
Fossil Power Generation	1,516	1,275	(89)	27	26	9	(14)	(14)	2
Renewable Energy	368	382	242	9	4	5	(3)	(1)	—
Oil & Gas	487	499	351	—	—	—	(2)	—	(1)
Power Transmission	763	725	565	36	27	25	—	9	9
Power Distribution	422	435	369	6	2	2	(2)	(3)	(1)
Healthcare Sector	748	1,450	1,225	3	29	27	20	6	26
Imaging & IT	1,452	1,161	899	7	8	6	2	2	2
Workflow & Solutions	27	(53)	66	—	10	2	2	1	4
Diagnostics	(776)	338	248	(9)	—	6	7	8	9

Total Sectors	7,789	7,466	6,606	86	89	83	(16)	(17)	33

Equity Investments	(191)	(1,851)	95	(248)	(2,160)	101	35	30	(6)
Cross-Sector Businesses
Siemens IT Solutions and Services	(537)	90	144	20	26	25	(1)	1	9
Siemens Financial Services (SFS)	447	304	286	83	130	57	315	111	182
Reconciliation to Consolidated Financial Statements
Centrally managed portfolio activities	(139)	(371)	(440)	—	—	1	3	—	(2)
Siemens Real Estate (SRE)	250	341	356	—	—	—	(47)	(35)	(51)
Corporate items and pensions	(1,479)	(1,715)	(3,873)	—	(4)	(3)	(158)	(394)	178
Eliminations, Corporate Treasury and other reconciling items	(328)	(373)	(300)	20	(27)	(4)	(196)	(206)	(221)

Siemens	5,811	3,891	2,874	(40)	(1,946)	260	(65)	(510)	122

(1)	Profit of the Sectors and Divisions as well as of Equity Investments, Siemens IT Solutions and Services and Centrally managed portfolio activities is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes. Profit of Siemens is Income from continuing operations before income taxes. For a reconciliation of Income from continuing operations before income taxes to Net income see Consolidated Statements of Income.

(2)	Includes impairments and reversals of impairments of investments accounted for using the equity method.

(3)	Includes impairment of non-current available-for-sale financial assets. For Siemens, Financial income (expense), net comprises Interest income, Interest expense and Other financial income (expense), net as reported in the Consolidated Statements of Income.

(4)	Adjusted EBIT is Income from continuing operations before income taxes less Financial income (expense), net and Income (loss) from investments accounted for using the equity method, net.

(5)	Amortization and impairments, net of reversals, of intangible assets other than goodwill.

(6)	Depreciation and impairments of property, plant and equipment net of reversals. Includes impairments of goodwill of €1,145, €32 and €78 for the fiscal years ended September 30, 2010, 2009 and 2008, respectively.

Due to rounding, numbers presented may not add up precisely to totals provided.

(continued)

						Depreciation and impairments
						of property, plant and
Adjusted EBIT(4)			Amortization(5)			equipment and goodwill(6)			Adjusted EBITDA
2010	2009	2008	2010	2009	2008	2010	2009	2008	2010	2009	2008

3,488	2,713	3,932	364	376	330	658	715	800	4,510	3,804	5,062
1,048	686	1,585	183	188	157	94	98	98	1,326	972	1,840
856	839	1,275	45	44	47	148	150	136	1,049	1,033	1,458
448	335	480	77	75	70	91	104	88	616	514	638
578	90	398	18	26	23	220	243	297	816	359	718
38	353	429	25	33	29	59	64	57	123	450	515
521	407	(221)	15	10	4	47	56	124	583	473	(93)
3,506	3,266	1,386	93	70	78	353	315	267	3,953	3,651	1,731
1,502	1,263	(100)	16	16	20	123	107	100	1,641	1,386	20
362	379	237	29	7	10	57	45	21	448	431	268
490	499	352	26	26	28	58	58	57	573	583	437
727	689	531	11	11	10	77	66	54	815	766	595
418	436	368	11	10	11	33	33	33	462	479	412
725	1,415	1,172	317	304	309	1,538	350	331	2,579	2,069	1,812
1,444	1,151	891	109	116	143	81	86	82	1,635	1,353	1,116
25	(64)	60	6	6	5	28	24	21	59	(34)	86
(774)	330	233	200	181	161	1,422	233	218	848	744	612

7,719	7,394	6,490	774	750	717	2,549	1,380	1,398	11,042	9,524	8,605

22	279	—	—	—	—	—	—	—	22	279	—

(557)	63	110	49	44	50	92	136	174	(415)	243	334
49	63	47	7	6	3	326	314	282	383	383	332

(143)	(371)	(439)	1	2	20	6	44	192	(135)	(325)	(227)
298	376	407	2	1	1	294	180	160	594	557	568
(1,321)	(1,317)	(4,048)	24	31	105	51	54	58	(1,246)	(1,232)	(3,885)

(151)	(140)	(75)	—	—	—	(59)	(70)	(67)	(210)	(210)	(142)

5,916	6,347	2,492	858	834	896	3,260	2,038	2,197	10,034	9,219	5,585

Liquidity and capital resources

Principles and objectives of financial management

Siemens is committed to a strong financial profile, which provides the financial flexibility to achieve growth and portfolio optimization goals largely independent of market conditions.

Financial management at Siemens is executed under a framework of applicable laws and internal guidelines and regulations. It includes the following activities:

Liquidity management

Our principal source of financing is cash inflows from operating activities. Corporate Treasury generally manages cash and cash equivalents for the Siemens Group and has primary responsibility for raising funds in the capital markets for the Siemens Group through various debt products, with the exception of countries with conflicting capital market controls. The relevant consolidated subsidiaries in these countries obtain financing primarily from local banks. Siemens follows a prudent borrowing policy which is aimed towards a balanced financing portfolio, a diversified maturity profile and a comfortable liquidity cushion. On September 30, 2010, Siemens held €14.108 billion in cash and cash equivalents, mainly in euros, of which 99% were managed by Corporate Treasury. Especially in light of the global financial markets crisis, Siemens monitors funding options available in the capital markets, trends in the availability of funds and the cost of such funding to evaluate possible strategies regarding its financial and risk profile.

Corporate Treasury enters into reverse repurchase agreements with financial institutions with investment grade credit ratings. Siemens holds securities as collateral under these agreements via a third party (Euroclear) and is permitted to sell or re-pledge the securities. The extent to which Siemens engages in transactions involving reverse repurchase agreements depends on its liquidity management needs and the availability of cash and cash equivalents which varies from time to time. For further information on reverse purchase agreements refer to “Notes to Consolidated Financial Statements.”

Cash management

Cash management comprises the management of bank partner relationships and bank accounts as well as the execution of payments, including the administration of cash pools, on a global level. Siemens strives to raise efficiency and transparency through a high level of standardization and continuous advancement of payment processes. Where permissible, the execution of intercompany and third party payments is effected centrally through group-wide tools with central controls to ensure compliance with internal and external guidelines and requirements. To ensure efficient management of Siemens’ funds, Corporate Treasury has established a central cash management approach: to the extent legally or economically feasible, funds are pooled and managed centrally by Corporate Treasury. Conversely, funding needs within the group are covered centrally by Corporate Treasury via intercompany current accounts and/or loans.

Financial risk management

Investments of cash and cash equivalents are subject to credit requirements and counterparty limits. Corporate Treasury pools and centrally manages Siemens’ interest rate, certain commodity and currency risk exposures and uses financial derivative instruments in transactions with external financial institutions to offset such concentrated exposures. For more detailed information about financial risk management at Siemens see “Notes to Consolidated Financial Statements.”

Management of pension plan funding

Siemens’ funding policy for its pension funds is part of its overall commitment to sound financial management, which includes a continuous analysis of the structure of its pension liabilities. For more detailed information about Siemens’ pension plan funding see “—Pension Plan Funding.”

Capital structure management and credit rating

To effectively manage its capital structure, Siemens seeks to maintain ready access to the capital markets through various debt products and to preserve its ability to repay and service its debt obligations over time. For more detailed information about Siemens’ capital structure, see “—Capital Structure,” below.

A key factor in maintaining a strong financial profile is our credit rating which is affected by, among other factors, our capital structure, profitability, ability to generate cash flow, geographic and product diversification as well as our competitive market position. Our current corporate credit ratings from Moody’s Investors Service and Standard & Poor’s are noted as follows:

Moody’s
	Investors	Standard &
	Service	Poor’s

Long-term debt	A1	A+
Short-term debt	P-1	A-1

During fiscal 2010 Moody’s Investors Service made no changes in Siemens’ credit rating. Moody’s applied a long-term credit rating of “A1,” outlook stable, on November 9, 2007. The rating classification A is the third highest rating within the agency’s debt ratings category. The numerical modifier 1 indicates that our long-term debt ranks in the higher end of the A category. The Moody’s rating outlook is an opinion regarding the likely direction of an issuer’s rating over the medium-term. Rating outlooks fall into the following six categories: positive, negative, stable, developing, ratings under review and no outlook.

Moody’s Investors Service’s rating for our short-term corporate credit and commercial paper is P-1, the highest available rating in the prime rating system, which assesses issuers’ ability to honor senior financial obligations and contracts. It applies to senior unsecured obligations with an original maturity of less than one year.

In addition, Moody’s Investors Service publishes credit opinions relating to Siemens. The most recent credit opinion as of June 3, 2010 classified our liquidity profile as “very healthy.”

During fiscal 2010 Standard & Poor’s made no changes in Siemens’ credit ratings. Standard & Poor’s applied a long-term credit rating of “A+,” outlook stable, on June 5, 2009. Within Standard & Poor’s ratings definitions an obligation rated “A” has the third highest long-term rating category. The modifier “+” indicates that our long-term debt ranks in the upper end of the A category. The Standard & Poor’s rating outlook assesses the potential direction of a long-term credit rating over the medium-term. Rating outlooks fall into the following four categories: “positive,” “negative,” “stable” and “developing.” On June 5, 2009, Standard & Poor’s assigned “A-1” for our corporate short-term credit rating. This is the second highest short-term rating within the Standard &Poor’s rating scale.

The U.S. Securities and Exchange Commission granted the registration of Moody’s Investors Services and Standard & Poor’s Ratings Services the status of nationally recognized statistical rating organizations (NRSROs). Siemens does not have any agreements with other nationally recognized statistical rating organizations to provide long-term and short-term credit ratings.

We believe that our high credit rating for our long-term debt applied by Moody’s and Standard & Poor’s allows us to raise funds in the capital markets at attractive conditions or to obtain financing from banks with financial flexibility. A high credit rating generally leads to lower credit spreads and therefore our rating also positively affects our funding costs. Security ratings are not a recommendation to buy, sell or hold securities. Credit ratings may be subject to revision or withdrawal by the rating agencies at any time and each rating should be evaluated independently of any other rating.

Capital structure

As of September 30, 2010 and 2009, our capital structure was as follows:

	September 30,
	2010	2009	% Change
	(in millions of €)

Total equity attributable to shareholders of Siemens AG	28,346	26,646	6%
As percentage of total capital	59%	58%
Short-term debt and current maturities of long-term debt	2,416	698
Long-term debt	17,497	18,940
Total debt	19,913	19,638	1%
As percentage of total capital	41%	42%
Total capital (total debt and total equity)	48,259	46,284	4%

In fiscal 2010, total equity attributable to shareholders of Siemens AG increased by 6% compared to fiscal 2009. Total debt increased by 1% during fiscal 2010. This resulted in an increase in total equity as a percentage of total capital to 59% compared to 58% in fiscal 2009. Accordingly, total debt as a percentage of total capital decreased to 41% from 42% in the prior year. For more detailed information on the change in total equity and on the issuance and repayment of debt, see “Notes to Consolidated Financial Statements,” “Net assets position” and “—Capital resources and requirements.”

We have commitments to sell or otherwise issue common shares in connection with established share-based compensation plans. In fiscal 2010, commitments for share-based compensation were fulfilled through treasury shares. In fiscal 2011, we may again fulfill commitments for share-based compensation through treasury shares. For additional information with respect to share-based compensation and treasury shares, see “Notes to Consolidated Financial Statements.”

As part of our Fit42010 program, we decided to improve our capital structure. A key consideration in this regard is maintenance of ready access to the capital markets through various debt products and preservation of our ability to repay and service our debt obligations over time. We therefore set ourselves a capital structure goal defined as Adjusted industrial net debt divided by adjusted EBITDA. The calculation of Adjusted industrial net debt is set forth in the table below. Adjusted EBITDA is defined as adjusted earnings before income taxes (EBIT) before amortization (defined as amortization and impairments of intangible assets other than goodwill) and depreciation and impairments of property, plant and equipment and goodwill. Adjusted EBIT is defined as Income from continuing operations before income taxes less Interest income (expense) less Other financial income (expense), net as well as less Income (loss) from investments accounted for using the equity method, net. For further information see “Reconciliation to adjusted EBITDA (continuing operations).”

The target range for our capital structure ratio is 0.8—1.0 for fiscal 2010. We set this target based on normal business cycles, before global recessionary conditions and the adverse effects of the financial crisis. As a step toward achieving this target range, we implemented our previously announced share buyback plan to repurchase up to €10 billion in shares through 2010. Since the start of the share buyback program on January 28, 2008, we have acquired a total of 52,771,205 Siemens shares with a market value at the time of purchase of approximately €4.0 billion in two tranches under this plan. These shares could be used in a variety of ways, including but not limited to cancellation and reduction of our capital stock and to fulfill obligations arising out of share-based compensation programs. During fiscal 2009 and fiscal 2010 we did not purchase any shares under this program.

	September 30,
	2010	2009
	(in millions of €)

Short-term debt	2,416	698
Plus: Long-term debt(1)	17,497	18,940
Less: Cash and cash equivalents	(14,108)	(10,159)
Less: Current available for sale financial assets	(246)	(170)

Net debt	5,560	9,309
Less: SFS Debt	(10,028)	(9,521)
Plus: Funded status principal pension benefit plans	6,357	4,015
Plus: Funded status principal other post employment benefit plans	738	646
Plus: Credit guarantees	597	313
Less: 50% nominal amount hybrid bond(2)	(886)	(862)
Less: Fair value hedge accounting adjustment(3)	(1,518)	(1,027)

Adjusted industrial net debt	819	2,873

Adjusted EBITDA (continuing operations)	10,034	9,219

Adjusted industrial net debt / Adjusted EBITDA (continuing operations)	0.08	0.31

(1)	Long-term debt including fair value hedge accounting adjustment of €1,518 million and €1,027 million for the fiscal year ended September 30, 2010 and 2009, respectively.

(2)	The adjustment for our hybrid bond considers the calculation of this financial ratio applied by rating agencies to classify 50% of our hybrid bond as equity and 50% as debt. This assignment follows the characteristics of our hybrid bond such as a long maturity date and subordination to all senior and debt obligations.

(3)	Debt is generally reported with a value representing approximately the amount to be repaid. However for debt designated in a hedging relationship (fair value hedges), this amount is adjusted by changes in market value mainly due to changes in interest rates. Accordingly we deduct these changes in market value in order to end up with an amount of debt that approximately will be repaid, which we believe is a more meaningful figure for the calculation presented above. For further information on fair value hedges see “Notes to Consolidated Financial Statements.”

Cash flow—Fiscal 2010 compared to fiscal 2009

The following discussion presents an analysis of our cash flows for fiscal 2010 and 2009 for both continuing and discontinued operations.

We report Free cash flow as a supplemental liquidity measure, which is defined as Net cash provided by (used in) operating activities less cash used for Additions to intangible assets and property, plant and equipment. We believe that the presentation of Free cash flow provides useful information to investors because it gives an indication of the long-term cash generating ability of our business and our ability to pay for discretionary and non-discretionary expenditures not included in the measure, such as dividends, debt repayment or acquisitions. We also use Free cash flow to compare cash generation among the segments of our business. Free cash flow should not be considered in isolation or as an alternative to measures of cash flow calculated in accordance with IFRS. For further information about the usefulness and limitations of this measure please refer to “Supplemental financial measures.”

							Continuing and
							discontinued
		Continuing operations			Discontinued operations		operations
		Year ended September 30,
Free cash flow		2010	2009		2010	2009	2010	2009
					(in millions of €)

Net cash provided by (used in):(1)
Operating activities	A	9,447	6,246	(3)	(98)	(145)	9,349	6,101	(3)
Investing activities		(2,768)	(2,968	)(3)	(79)	(194)	(2,847)	(3,162	)(3)
Herein: Additions to intangible assets and property, plant and equipment	B	(2,336)	(2,460	)(3)	—	—	(2,336)	(2,460	)(3)
Free cash flow(1)(2)	A+B	7,111	3,786		(98)	(145)	7,013	3,641

(1)	For information regarding Net cash provided by (used in) financing activities please refer to the discussion below.

(2)	The closest comparable financial measure of Free cash flow under IFRS is Net cash provided by (used in) operating activities. Net cash provided by (used in) operating activities from continuing operations as well as from continuing and discontinued operations is reported in our “Consolidated Statements of Cash Flow.” Additions to intangible assets and property, plant and equipment from continuing operations is reconciled to the figures as reported in the “Consolidated Statements of Cash Flow” in the “Notes to Consolidated Financial Statements.” Other companies that report Free cash flow may define and calculate this measure differently.

(3)	Following a change in accounting pronouncements as of the beginning of fiscal year 2010 Additions to assets held for rental in operating leases, which were previously reported under Additions to intangible assets and property, plant and equipment, were retroactively reclassified from Net cash provided by (used in) investing activities to Net cash provided by (used in) operating activities. For further information, see “Notes to Consolidated Financial Statements.”

Operating activities provided net cash of €9.349 billion in fiscal 2010, compared to net cash provided of €6.101 billion a year earlier. These results include both continuing and discontinued operations. Within the total, continuing operations provided net cash of €9.447 billion, compared to net cash provided of €6.246 billion in fiscal 2009. In fiscal 2010 Total Sectors Profit was burdened by impairment charges of €1.204 billion, posted at Diagnostics in the fourth quarter, which had no impact on cash flow. Cash flow from operating activities was supported by a strong operating performance in the Sectors (disregarding the impairment charges), particularly in the Healthcare and Industry Sectors. Cash flow from operating activities also benefited from positive changes in net working capital including substantially higher billings in excess of costs, particularly in the Energy Sector, compared to a decrease of these payments in fiscal 2009. In contrast, fiscal 2010 included higher cash outflows related to income taxes and pension plans. Both periods included approximately €0.8 billion in outflows related to staff reduction measures. For comparison, negative changes in net working capital in fiscal 2009 included €1.008 billion in cash outflows paid to authorities in the U.S. and Germany associated with the settlement of legal proceedings and substantial payments for charges related to project reviews in Fossil Power Generation, Mobility and Siemens IT Solutions and Services.

Discontinued operations improved to net cash used of €98 million in fiscal 2010, compared to net cash used of €145 million in the prior-year period. These cash outflows relate primarily to former Com activities.

Investing activities in continuing and discontinued operations used net cash of €2.847 billion in fiscal 2010, compared to net cash used of €3.162 billion in the prior-year period. Within the total, net cash used in investing activities for continuing operations amounted to €2.768 billion in fiscal 2010 and €2.968 billion a year earlier. Within continuing operations, cash outflows for Acquisitions, net of cash acquired, were €485 million including €265 million for the acquisition of Solel Solar Systems, a solar thermal power technology company. Compared to a year earlier, higher early terminations and reduced SFS financing activities resulted in lower cash outflows relating to receivables from financing activities. Proceeds from sales of investments, intangibles and property, plant and equipment provided net cash of €589 million primarily due to the sale of land and buildings at SRE and the sale of our 25% minority stake in Dräger Medical AG & Co. KG to the majority shareholder Drägerwerk AG & Co. KGaA. For comparison the prior-year period included net cash provided of €1.221 billion mainly from the sale of our residential real estate holdings Siemens Wohnungsgesellschaft mbH & Co. OHG and the sale of our 50% stake in

FSC to Fujitsu Limited. In contrast, cash outflows for Purchases of investments of €972 million a year earlier included €750 million resulting from a drawdown request by NSN under a Shareholder Loan Agreement between Siemens and NSN.

Discontinued operations in fiscal 2010 used net cash of €79 million for investing activities primarily for former Com activities. In the prior year, discontinued operations used net cash of €194 million. In fiscal 2009, cash outflows related to the fiscal 2005 divestment of our mobile devices business included €0.3 billion for a settlement with the insolvency administrator of BenQ Mobile GmbH & Co. OHG as well as cash outflows related to the settlement of legal matters. Cash outflows from discontinued operations in fiscal 2009 were partially offset by cash inflows resulting from a settlement between The Gores Group and us regarding pending requirements for purchase price adjustments and further mutual obligations related to the disposal of the former enterprise networks business.

Free cash flow from continuing and discontinued operations amounted to a positive €7.013 billion in fiscal 2010, compared to a positive €3.641 billion a year earlier. Total Free cash flow from continuing operations in the current period amounted to a positive €7.111 billion, compared to a positive €3.786 billion in fiscal 2009. The change year-over-year was due primarily to the increase in net cash provided by operating activities as discussed above. Due to continuing tight control of capital expenditures, cash used for Additions to intangible assets and property, plant and equipment decreased to €2.336 billion from €2.460 billion a year earlier. For further information about our capital expenditures please refer to “—Capital resources and requirements.” The cash conversion rate for continuing operations, calculated as Free cash flow from continuing operations divided by income from continuing operations, was a positive 1.73 for fiscal 2010, compared to a positive 1.54 a year earlier. For information regarding the effects on our cash conversion rate related to impairment charges at Diagnostics Division within the Healthcare Sector in the fourth quarter of fiscal 2010, related to charges regarding the strategic reorientation of Siemens IT Solutions and Services in fiscal 2010 and related to impairment charges regarding NSN in fiscal 2009, please refer to “Business and operating environment—Financial Performance Measures.”

Free cash flows during fiscal 2009 and fiscal 2010 were as follows:

Financing activities from continuing and discontinued operations used net cash of €2.646 billion in fiscal 2010, compared to a net cash inflow of €375 million a year earlier. In the current period Changes in short-term debt and other financing activities used net cash of €721 million resulting mainly from the repayment of outstanding commercial paper and the settlements of financial derivatives used to hedge currency exposure in our financing activities. Fiscal 2009 included inflows of €4.0 billion from the issuance of medium-term notes partly offset by the repayment of a €0.5 billion floating-rate extendible note and U.S.$750 million in floating rate notes. Dividends paid to shareholders (for fiscal 2009) in fiscal 2010 amounted to €1.388 billion, compared to €1.380 billion (paid for fiscal 2008) a year earlier.

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

We report Free cash flow as a supplemental liquidity measure, which is defined as Net cash provided by (used in) operating activities less cash used for Additions to intangible assets and property, plant and equipment. We believe that the presentation of Free cash flow provides useful information to investors because it gives an indication of the long-term cash generating ability of our business and our ability to pay for discretionary and non-discretionary expenditures not included in the measure, such as dividends, debt repayment or acquisitions. We also use Free cash flow to compare cash generation among the segments of our business. Free cash flow should not be considered in isolation or as an alternative to measures of cash flow calculated in accordance with IFRS. For further information about the usefulness and limitations of this measure please refer to ‘‘Supplemental financial measures.”

									Continuing and
		Continuing operations				Discontinued operations			discontinued operations
		Year ended September 30,
Free cash flow		2009		2008		2009	2008		2009		2008
						(in millions of €)

Net cash provided by (used in):(1)
Operating activities	A	6,246	(3)	8,738	(3)	(145)	(697	)(3)	6,101	(3)	8,041	(3)
Investing activities		(2,968	)(3)	(9,446	)(3)	(194)	9,622	(3)	(3,162	)(3)	176	(3)
Herein: Additions to intangible assets and property, plant and equipment	B	(2,460	)(3)	(2,999	)(3)	—	(139	)(3)	(2,460	)(3)	(3,138	)(3)
Free cash flow(1)(2)	A+B	3,786		5,739		(145)	(836)		3,641		4,903

(1)	For information regarding Net cash provided by (used in) financing activities please refer to the discussion below.

(2)	The closest comparable financial measure of Free cash flow under IFRS is Net cash provided by (used in) operating activities. Net cash provided by (used in) operating activities from continuing operations as well as from continuing and discontinued operations is reported in our “Consolidated Statements of Cash Flow.” Additions to intangible assets and property, plant and equipment from continuing operations is reconciled to the figures as reported in the “Consolidated Statements of Cash Flow” in the “Notes to Consolidated Financial Statements.” Other companies that report Free cash flow may define and calculate this measure differently.

(3)	Following a change in accounting pronouncements as of the beginning of fiscal year 2010 Additions to assets held for rental in operating leases, which were previously reported under Additions to intangible assets and property, plant and equipment, were retrospectively reclassified from Net cash provided by (used in) investing activities to Net cash provided by (used in) operating activities. For further information, see “Notes to Consolidated Financial Statements.”

Operating activities provided net cash of €6.101 billion in fiscal 2009, compared to net cash provided of €8.041 billion in fiscal 2008. These results include both continuing and discontinued operations. Within the total, continuing operations provided net cash of €6.246 billion compared to €8.738 billion a year earlier. The decline in cash flow includes lower billings in excess of costs year-over-year compared to a substantial increase in fiscal 2008, in the Energy and Industry Sectors, as well as a substantial decrease in trade payables compared to an increase in fiscal 2008, especially in the Industry Sector. Other contributing factors included substantial cash outflows in connection with previously disclosed charges mainly posted to income in fiscal 2008. These outflows included €1.008 billion paid to authorities in the U.S. and Germany related to charges for the resolution of legal proceedings. Cash outflows of approximately €0.8 billion also arose related to staff reduction measures. In addition to these outflows substantial payments for charges related to project reviews in Fossil Power Generation, Mobility and Siemens IT Solutions and Services. Positive factors for fiscal 2009 cash flow from operating activities included cash inflows related to trade receivables. Industry decreased trade receivables compared to an increase in the prior year. Energy posted lower additions to trade receivables and reduced its build-up of inventories compared to the fiscal 2008, and both Industry and Healthcare reduced inventory levels year-over-year.

Discontinued operations improved to net cash used of €145 million in fiscal 2009. For comparison, net cash used of €697 million in the prior year included a payment of a €201 million fine related to former Com activities.

Investing activities in continuing and discontinued operations used net cash of €3.162 billion in fiscal 2009, compared to net cash provided of €176 million in fiscal 2008. Within the total, net cash used in investing activities for continuing operations amounted to €2.968 billion in fiscal 2009 and €9.446 billion in the prior year. Within continuing activities proceeds from sales of investments, intangibles and property, plant and equipment provided net cash of €1.221 billion due mainly to the sale of our residential real estate holdings and the sale of our 50% stake of FSC to Fujitsu Limited. Purchases of investments in fiscal 2009 included cash outflows of €750 million related to two drawdown requests by NSN in relation to a Shareholder Loan Agreement between NSN and us. Reduced SFS financing activities in fiscal 2009 resulted in lower cash outflows relating to receivables from financing activities compared to the prior year. Cash outflows for acquisitions in fiscal 2008 related primarily to the acquisition of Dade Behring at Healthcare for €4.4 billion (net of €69 million cash acquired).

Discontinued operations in fiscal 2009 used net cash of €194 million. This total includes cash outflows related to the divestment of our mobile devices business in fiscal 2005, including €0.3 billion related to a settlement with the insolvency administrator of BenQ Mobile GmbH & Co. OHG as well as cash outflows related to the settlement of legal matters. Cash outflows from discontinued operations were partially offset by cash inflows due to a settlement between The Gores Group and us in fiscal 2009 regarding pending requirements for purchase price adjustment and further mutual obligations in relation to the disposal of the former SEN business. A year earlier, discontinued operations provided €9.622 billion in net cash, due primarily to proceeds of €11.4 billion from the sale of SV and net cash used of €1.1 billion relating to the transfer of SEN activities into EN.

Free cash flow from continuing and discontinued operations amounted to €3.641 billion in fiscal 2009, compared to €4.903 billion in the prior year. Within the total, Free cash flow from continuing operations in fiscal 2009 amounted to €3.786 billion, compared to €5.739 billion a year earlier. The change year-over-year was due primarily to the decrease in net cash provided by operating activities discussed above. Cash used for capital expenditures within continuing operations was €2.460 billion in fiscal 2009, down from €2.999 billion a year earlier.

On a sequential basis Free cash flow during fiscal 2009 and fiscal 2008 were as follows:

Financing activities from continuing and discontinued operations provided net cash of €375 million in fiscal 2009, compared to net cash used of €6.129 billion in the prior year. The cash provided in fiscal 2009 was due mainly to a higher net amount of outstanding long-term debt including our issuance of €4.0 billion in medium-term notes. This was partly offset by the repayment of a €0.5 billion floating rate extendible note and U.S.$750 million floating rate notes. A year earlier, we raised net cash of €5.728 billion through three long-term capital market transactions. These cash inflows were largely offset by a decrease of €4.635 billion in short-term debt and other financing activities primarily including repayment of commercial paper and repayment of debt originally raised by Dade Behring in the amount of €0.4 billion. In addition, we used €4.350 billion in cash for the purchase of common stock, including €4.0 billion in total under the first two tranches of our share buyback plan. Dividends paid to shareholders in fiscal 2009 (for fiscal 2008) amounted to €1.380 billion, compared to €1.462 billion (paid for fiscal 2007) in the prior year.

Capital resources and requirements

Our capital resources consist of a variety of short- and long-term financial instruments including, but not limited to loans from financial institutions, commercial paper, medium-term notes and bonds. In addition, other capital resources consist of liquid resources such as Cash and cash equivalents, future cash flows from operating activities and current Available-for-sale financial assets.

Our capital requirements include, among others, scheduled debt service, regular capital spending, ongoing cash requirements from operating and SFS financing activities, dividend payments, pension plan funding, portfolio activities and cash outflows in connection with restructuring measures.

Total debt comprises our Notes and bonds, Loans from banks, Obligations under finance leases and Other financial indebtedness such as commercial paper. Total debt comprises Short-term debt and current maturities of long-term debt as well as Long-term debt, as stated on the Consolidated Statements of Financial Position. Total liquidity refers to the liquid financial assets we had available at the respective balance sheet dates to fund our business operations and pay for near-term obligations. Total liquidity comprises Cash and cash equivalents as well as current Available-for-sale financial assets, as stated on the Consolidated Statements of Financial Position. Net debt results from total debt less total liquidity. Management uses the Net debt measure for internal corporate finance management, as well as for external communication with investors, analysts and rating agencies, and accordingly we believe that presentation of Net debt is useful for those concerned. Net debt should not, however, be considered in isolation or as an alternative to short-term debt and long-term debt as presented in accordance with IFRS. For further information about the usefulness and limitations of Net debt, please refer to “Supplemental financial measures.”

	September 30,
	2010	2009
	(in millions of €)

Short-term debt and current maturities of long-term debt	2,416	698
Long-term debt	17,497	18,940
Total debt	19,913	19,638
Cash and cash equivalents	14,108	10,159
Available-for-sale financial assets (current)	246	170
Total liquidity	14,354	10,329

Net debt(1)	5,560	9,309

(1)	We typically need a considerable portion of our cash and cash equivalents as well as current available-for-sale financial assets at any given time for purposes other than debt reduction. The deduction of these items from total debt in the calculation of Net debt therefore should not be understood to mean that these items are available exclusively for debt reduction at any given time.

The changes in Net debt from fiscal 2009 to 2010 may also be presented as follows:

Commercial paper program—We have a U.S.$9.0 billion (€6.6 billion) global multi-currency commercial paper program in place, which includes the ability to issue U.S.$-denominated extendible notes. In fiscal 2010 we issued commercial paper in varying amounts to fund our ongoing short-term capital requirements. Our issuances of commercial paper typically have a maturity of less than 90 days. As of September 30, 2010, we had no commercial paper outstanding. All commercial paper issued in fiscal 2010 was completely repaid within the year.

Notes and bonds—We have a “program for the issuance of debt instruments” (medium-term note program) of €15.0 billion in place which we extended in May 2010. In May 2009, we increased the maximum issuable amount under this program from €10.0 billion to €15.0 billion, following a previous increase from €5.0 billion to €10.0 billion in December 2008. Under this medium-term-note program we issued the following notes:

•	In February 2009, we issued €4.0 billion in fixed-interest rate notes in two tranches comprising €2.0 billion in 4.125% notes due in February 2013 and €2.0 billion in 5.125% notes due in February 2017.

•	In June 2008, we issued a Eurobond with an aggregate amount of €3.4 billion, comprising three tranches: €1.2 billion in 5.25% notes due in December 2011; €1.0 billion in 5.375% notes due in June 2014 and €1.2 billion in 5.625% notes due in June 2018.

•	In August 2008, we increased two tranches of the Eurobond issue by €750 million, including €350 million in 5.25% notes due in December 2011 and €400 million in 5.625% notes due in June 2018.

•	In March 2006, we issued U.S.$1.0 billion in notes in two tranches comprising U.S.$500 million in floating rate notes (U.S.$ LIBOR + 0.15%) due in March 2012 and U.S.$500 million in 5.625% notes due in March 2016.

The nominal amount outstanding under the medium-term note program was €8.9 billion as of September 30, 2010.

In September 2006, we issued a subordinated Hybrid bond in two tranches, a euro tranche of €900 million in 5.25% notes and a British pound tranche of £750 million in 6.125% notes, both tranches with a final legal maturity in September 2066. The company has a call option after 10 years or thereafter. If the bond is not called, both tranches will become floating rate notes (EURIBOR + 1.25% for the euro tranche and GBP LIBOR + 1.25% for the British pound tranche, plus a step-up of 1.0% for both tranches). The total nominal amount of our Hybrid bond is €1.8 billion.

In August 2006, we issued notes totaling U.S.$5.0 billion. These notes were issued in four tranches comprising: U.S.$750 million in floating rate notes (U.S.$ LIBOR + 0.05%) due in August 2009, which were redeemed at face value at their maturity date; U.S.$750 million in 5.5% notes due in February 2012; U.S.$1.750 billion in 5.75% notes due in October 2016 and U.S.$1.750 billion in 6.125% notes due in August 2026. We may redeem, at any time, all or some of the fixed rate notes at the early redemption amount (call) according to the conditions of the notes. The nominal amount of these notes outstanding as of September 30, 2010 was €3.1 billion.

In June 2001, the Company issued a Eurobond with an aggregate amount of €4.0 billion comprising two tranches, of which €2.0 billion in 5.75% notes maturing in July 2011 are still outstanding.

Assignable loans—In June 2008, we issued four series of assignable loans (“Schuldscheindarlehen”) with an aggregate amount of €1.1 billion: €370 million in floating rate notes (EURIBOR + 0.55%) and €113.5 million in 5.283% notes, both maturing in June 2013 and €283.5 million in floating rate notes (EURIBOR + 0.7%) and €333 million in 5.435% notes, both maturing in June 2015.

Credit facilities —We have three credit facilities at our disposal for general corporate purposes. Our credit facilities as of September 30, 2010, consist of €7.0 billion in committed lines of credit. These facilities include:

•	a U.S.$5.0 billion (€3.7 billion) undrawn syndicated multi-currency revolving credit facility expiring March 2012 provided by a syndicate of international banks;

•	a €450 million bilateral undrawn revolving credit facility expiring September 2012 provided by a domestic bank;

•	a U.S.$4.0 billion syndicated multi-currency credit facility expiring August 2013 provided by a syndicate of international banks. This facility comprises a U.S.$1.0 billion (€0.7 billion) term loan which was drawn in January 2007 and is due in August 2013 as well as an undrawn U.S.$3.0 billion (€2.2 billion) revolving tranche.

As of September 30, 2010, €6.3 billion of these lines of credit remained unused.

The maturity profile of the loans, notes and bonds described above is presented below:

The U.S.$4 billion and U.S.$5 billion syndicated multi-currency revolving credit facilities provide their lenders with a right of termination in the event that (i) Siemens AG becomes a subsidiary of another company or (ii) an individual or a group of individuals acting in concert acquires effective control over Siemens AG by being able to exercise significant influence over its activities. The €450 million bilateral revolving credit facility may be terminated by the lender if major changes in Siemens AG’s corporate legal situation occur that jeopardize the orderly repayment of the credit.

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

Further information about our bonds and the other components of our debt as well as about our financial risk management and the use of financial instruments for hedging purposes is provided in “Notes to Consolidated Financial Statements.”

Siemens has filed an application with the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht or BaFin) for the grant of a license to conduct banking business. The authority is currently reviewing the application. With the help of a licensed credit institution, Siemens aims to expand its product portfolio, particularly in the sales finance area, to add flexibility to group financing and to optimize its risk management.

Capital expenditures—Due to continuing tight control of capital expenditures our total capital expenditures for additions to intangible assets and property, plant and equipment (PPE) decreased to €2.336 billion in fiscal 2010, compared to €2.460 billion in the prior year. €1.724 billion of our investments in intangible assets and PPE relates to our three Sectors and €612 million relates mainly to SRE and our Cross-Sector Businesses. For further information, see “Notes to Consolidated Financial Statements.”

The capital expenditure rate for our Sectors, defined as Additions to intangible assets and property, plant and equipment as a percentage of amortization and depreciation, was 79% for fiscal 2010. Following a change in accounting pronouncements effective with the beginning of fiscal 2010 Additions to intangible assets and property, plant and equipment does not include Additions to assets held for rental in operating leases. Reclassifications are applied retroactively and the below reported capital expenditure rates are on a comparable basis. Additions to assets held for rental in operating leases amounted to €623 million and €463 million in the fiscal years ended September 30, 2010 and 2009, respectively. For further information, see “Notes to Consolidated Financial Statements.” Our mid-term target is to keep our capital expenditure rate in the range of 95-115%.

The capital expenditure rates for fiscal 2009 and fiscal 2010 are as follows:

We directed significant portions of our capital expenditure in fiscal 2010 to expand capacities in strategic growth markets, particularly including emerging markets; to safeguard market share; and to secure competitiveness in technology-driven growth markets. This approach was notable particularly in the Energy Sector, which spent a large part of its capital expenditure of €579 million in the technology-driven wind power market, and in the Industry Sector, which spent a large portion of its capital expenditure of €817 million for new energy-saving LED technologies at OSRAM and for product innovation at Building Technologies and Industry Automation. Industry also used considerable capital expenditures for replacement of technical equipment and machines, particularly at Drive Technologies. Healthcare used its capital expenditure of €328 million in fiscal 2010 primarily for development of software and IT solutions, mainly at Imaging & IT.

The changes of investments in intangible assets and property, plant and equipment from fiscal 2009 to 2010 are as follows:

Dividends—At the Annual Shareholders’ Meeting scheduled for January 25, 2011, the Managing Board, in agreement with the Supervisory Board, will submit the following proposal to allocate the unappropriated net income of Siemens AG for the fiscal year ended September 30, 2010: distribution of a dividend of €2.70 on each no-par value share entitled to the dividend for fiscal year 2010 existing at the date of the Annual Shareholders’ Meeting, which in the aggregate amounts to an at present expected total distribution of approximately €2.4 billion, with the remaining amount to be carried forward.

Other capital requirements —Other capital requirements include expected cash outflows relating in part to charges for staff reduction measures particularly at Siemens IT Solutions and Services of €399 million and at the Industry Sector of €200 million as well as to special remuneration for non-management employees of €310 million posted at the fourth quarter of fiscal 2010.

With our ability to generate positive operating cash flows, our total liquidity of €14.354 billion and our €6.3 billion in undrawn lines of credit and given our credit ratings at year-end we believe that we have sufficient flexibility to fund our capital requirements including scheduled debt service, regular capital spending, ongoing cash requirements from operating and SFS financing activities, dividend payments, pension plan funding and portfolio activities. Also in our opinion, our working capital is sufficient for the Company’s present requirements.

Contractual obligations

In the ordinary course of business, Siemens’ primary contractual obligations regarding cash involve debt service, purchase obligations and operating lease commitments.

The following table summarizes our contractual payment obligations as of September 30, 2010 that will result in future cash outflows:

	Payments due by period
		Less than			After
	Total	1 year	1-3 years	4-5 years	5 years
	(in millions of €)

Debt	19,913	2,416	5,967	1,808	9,722
Purchase obligations	12,139	11,030	953	117	39
Operating leases	3,126	721	969	612	824

Total contractual cash obligations	35,178	14,167	7,889	2,537	10,585

Debt—At September 30, 2010, Siemens had €19.913 billion of short- and long-term debt, of which €2.416 billion will become due within the next twelve months. Short-term debt includes current maturities of long-term debt, as well as loans from banks coming due within the next twelve months. At September 30, 2010, the weighted average maturity of our bonds and notes due after one year was 5.62 years. Further information about the components of debt is given in “Notes to Consolidated Financial Statements.”

Debt for Siemens at September 30, 2010 consisted of the following:

	Short-Term	Long-Term	Total
	(in millions of €)

Notes and bonds	2,062	15,238	17,300
Loans from banks	283	1,981	2,264
Other financial indebtedness	22	156	178
Obligations under finance leases	49	122	171

Total debt	2,416	17,497	19,913

Purchase obligations—At September 30, 2010, Siemens had €12.139 billion in purchase obligations. Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding and which specify all of the following items: (i) fixed or minimum quantities, (ii) fixed, minimum or variable price provisions and (iii) approximate timing of the transaction.

Operating leases—At September 30, 2010, Siemens had a total of €3.126 billion in total future payment obligations under non-cancelable operating leases. For additional information, see “Notes to Consolidated Financial Statements.”

Other—Siemens is subject to asset retirement obligations related to certain items of property, plant and equipment. Such asset retirement obligations are primarily attributable to environmental clean-up costs related to remediation and environmental protection liabilities which amounted to €1.004 billion as of September 30, 2010, and costs primarily associated with the removal of leasehold improvements at the end of the lease term (amounting to €49 million as of September 30, 2010). The environmental clean-up costs related to remediation and environmental protection liabilities have been accrued based on the estimated costs of decommissioning facilities for the production of uranium and mixed-oxide fuel elements in Hanau, Germany (Hanau facilities), as well as a nuclear research and service center in Karlstein, Germany (Karlstein facilities). For additional information with respect to asset retirement obligations, see “Notes to Consolidated Financial Statements.”

Our liquidity may be adversely affected in future periods by regular or special contributions to fund our pension plans and similar commitments. As of September 30, 2010 and 2009, our liability for pension plans and similar commitments as recognized in the Consolidated Statements of Financial Positions amounted to €8.464 billion and €5.938 billion, respectively. However, the recognized liability may fluctuate significantly in future periods due to changes in assumptions, in particular the discount rate, governmental regulations in effect at the time, accrued service and interest costs, and the investment performance of our pension plan assets. For additional information regarding contributions to the principal funded pension benefit plans and payments to our principal pension benefit plans and principal other post employment benefit plans, see “—Pension plan funding” and Note 24 in “Notes to Consolidated Financial Statements.” In fiscal 2009, Siemens reached an agreement with the trustees of its largest pension plan in the United Kingdom, which may lead to gross contributions of up to approximately €600 million by 2025. Additional contributions to our pension benefit plans may generally be made at the discretion of our Management in future periods.

Off-Balance sheet arrangements

Guarantees—Our guarantees are principally credit guarantees and guarantees of third-party performance. As of September 30, 2010, the undiscounted maximum amount of potential future payments for guarantees was €7.996 billion. Credit guarantees cover the financial obligations of third-parties in cases where Siemens is the vendor and/or contractual partner. In addition, Siemens provides credit line guarantees with variable utilization to joint ventures and to associated and other companies we held an investment in. Our total credit guarantees were €597 million as of September 30, 2010. Performance bonds and guarantees of advanced payments guarantee the fulfillment of partners’ contractual commitments in consortia where Siemens may be the general or subsidiary partner. In the event of non-performance under a contract by a consortium partner(s), Siemens will be required to pay up to an agreed-upon maximum amount. Guarantees of third-party performance amounted to €1.093 billion as of September 30, 2010.

In fiscal 2007, The Federal Republic of Germany commissioned a consortium consisting of Siemens IT Solutions and Services and IBM Deutschland GmbH (IBM) to modernize and operate the non-military information and communications technology of the German Federal Armed Forces (Bundeswehr). This project is called HERKULES. A project company, BWI Informationstechnik GmbH (BWI), will provide the services required by the terms of the contract. Siemens IT Solutions and Services is a shareholder in the project company. The total contract value amounts to a maximum of approximately €6 billion. In connection with the consortium and execution of the contract between BWI and the Federal Republic of Germany in December 2006, Siemens issued several guarantees legally and economically connected to each other in favor of the Federal Republic of Germany and IBM, the consortium member. The guarantees ensure that BWI has sufficient resources to provide the required services and to fulfill its contractual obligations. These guarantees are listed as a separate item HERKULES obligations, due to their compound and multilayer nature. Total future payments potentially required by Siemens amounted to €3.09 billion and €3.49 billion as of September 30, 2010 and 2009, respectively and will be reduced by approximately €400 million per year over the remaining seven-year contract period as of September 30, 2010. Yearly payments under these guarantees are limited to €400 million plus, if applicable, a maximum of €90 million in unused guarantees carried forward from the prior year.

Other guarantees amounted to €3.216 billion as of September 30, 2010 and include indemnification in connection with dispositions of business entities, if customary to the relevant transactions, may protect the buyer from any potential tax, legal and other risks in conjunction with the purchased business entity. In the event that it becomes probable that Siemens will be required to satisfy these guarantees, provisions are established. Such provisions are established in addition to the liabilities recognized for the non-contingent component of the guarantees. Most of the guarantees have fixed or scheduled expiration dates.

Capital commitments—As of September 30, 2010 and 2009, the Company had commitments to make capital contributions to various companies of €470 million and €294 million, respectively. The September 30, 2010 and 2009 balances include a conditional commitment to make capital contributions to EN of €172 million, representing our proportionate share in EN. The committed amount is due upon EN making acquisitions or investments.

For additional information with respect to our guarantees and our other commitments, see “Notes to Consolidated Financial Statements.”

Pension plan funding

The defined benefit obligation (DBO) of Siemens’ principal pension benefit plans, which considers future compensation and pension increases, amounted to €29.7 billion on September 30, 2010, compared to €25.1 billion on September 30, 2009. The fair value of plan assets as of September 30, 2010 was €23.3 billion, compared to €21.1 billion on September 30, 2009. Accordingly, the combined funding status of Siemens’ principal pension benefit plans on September 30, 2010 showed an underfunding of €6.4 billion compared to an underfunding of €4.0 billion at the end of the prior fiscal year. The actual return on plan assets for the last twelve months amounted to €2.3 billion, resulting mainly from fixed income investments and to a lower extent from equity investments. This represents a 10.8% return, compared to the expected return of 6.4%.

Siemens’ funding policy for its pension funds is part of its overall commitment to sound financial management, which also includes an ongoing analysis of the structure of its pension liabilities. To balance return and risk, Siemens has developed a pension benefit risk management concept. We have identified as a prime risk a decline in the principle plans’ funded status as a result of the adverse development of plan assets and/or defined benefit obligations. We monitor our investments and our defined benefit obligations in order to measure such prime risk. The prime risk quantifies the expected maximum decline in the funded status for a given confidence level over a given time horizon. A risk budget on the group level forms the basis for the determination of our investment strategy, i.e., the strategic asset class allocation of principle plan assets and the degree of interest rate risk hedging. Both our risk budget and investment strategy are regularly reviewed with the participation of senior external experts in the international asset management and insurance industry to allow for an integral view of pension assets and pension liabilities. We select asset managers based on our quantitative and qualitative analysis and subsequently constantly monitor their performance and risk, both on a stand-alone basis, and in the broader portfolio context. We review the asset allocation of each plan in light of the duration of the related pension liabilities and analyze trends and events that may affect asset values in order to initiate appropriate measures at a very early stage.

Siemens also regularly reviews the design of its pension plans. Historically, the majority of Siemens’ pension plans have included significant defined benefits. However, in order to reduce the Company’s exposure to certain risks associated with defined benefit plans, such as longevity, inflation, effects of compensation increases and other factors, we implemented new pension plans in some of our major subsidiaries including Germany, the U.S. and the U.K. during the last several years. The benefits of these new plans are based predominantly on contributions made by the Company and are still affected by longevity, inflation adjustments and compensation increases, but only to a minor extent. We expect to continue to review the need for the implementation of similar plan designs in the coming years to better control future benefit obligations and related costs. In fiscal 2010, the Company recognized a curtailment gain of €193 million related to pension plans in the U.S.

The combined funding status of Siemens’ principal other post-employment benefit plans on September 30, 2010 showed an underfunding of €0.7 billion compared to an underfunding of €0.6 billion at the end of the prior fiscal year. Other liabilities for pension plans and similar commitments amounted to €1.2 billion on September 30, 2010, compared to €1.1 billion on September 30, 2009.

For more information on Siemens’ pension plans, see “Notes to Consolidated Financial Statements.”

Net assets position

During fiscal 2010, total assets increased to €102.827 billion, up from €94.926 billion the year before. Our net assets position in fiscal 2010 was influenced by currency translation effects mainly due to the strengthening of the U.S. dollar over the course of the fiscal year. Excluding currency translation effects total assets increased to €98.960 billion. Within total assets of €102.827 billion, total assets related to SFS as of September 30, 2010, increased to €12.506 billion from €11.704 billion a year earlier, due primarily to currency translation effects. These amounts represented 12% of Siemens’ total assets in both periods. Total current assets were 48% in fiscal 2010, compared to 46% in prior year.

The following table shows current assets at the respective balance sheet dates:

	September 30,
	2010	2009
	(in millions of €)

Cash and cash equivalents	14,108	10,159
Available-for-sale financial assets	246	170
Trade and other receivables	14,971	14,449
Other current financial assets(1)	2,610	2,407
Inventories	14,950	14,129
Income tax receivables	790	612
Other current assets	1,258	1,191
Assets classified as held for disposal	715	517

Total current assets	49,648	43,634

(1)	Due to the retrospective application of an amended accounting pronouncement in fiscal 2010, certain derivatives, not qualifying for hedge accounting, were reclassified from current to non-current (see “Notes to the Consolidated Financial Statements”).

Cash and cash equivalents totaled €14.108 billion as of September 30, 2010. The increase of €3.949 billion was primarily driven by strong cash flow from operating activities. For detailed information, see “Liquidity and capital resources—Cash flow—Fiscal 2010 compared to fiscal 2009.”

The increases of €522 million in Trade and other receivables and of €821 million in Inventories year-over-year were due mainly to currency translation effects.

The increase of €203 million in Other current financial assets relates primarily to changes in fair market values of derivatives used for our hedging activities.

Assets classified as held for disposal increased to €715 million as of September 30, 2010 compared to €517 million a year earlier. As of September 30, 2010, Assets classified as held for disposal included our stake in Areva NP S.A.S., held by the Energy Sector, and our stake relating to Electronics Assembly Systems (EA) in Centrally managed portfolio activities.

Long-term assets at the respective balance sheet dates were as follows:

	September 30,
	2010	2009
	(in millions of €)

Goodwill	15,763	15,821
Other intangible assets	4,969	5,026
Property, plant and equipment	11,748	11,323
Investments accounted for using the equity method	4,724	4,679
Other financial assets(1)	11,296	10,525
Deferred tax assets	3,940	3,291
Other assets	739	627

Total long-term assets	53,179	51,292

(1)	Due to the retrospective application of an amended accounting pronouncement in fiscal 2010, certain derivatives, not qualifying for hedge accounting, were reclassified from current to non-current (see “Notes to the Consolidated Financial Statements”).

Goodwill remained nearly level at €15.763 billion as of September 30, 2010 compared to €15.821 billion a year earlier. A decrease in Goodwill due to impairment charges of €1.145 billion at the Healthcare Sector’s Diagnostics Division in the fourth quarter of fiscal 2010 was mostly offset by currency translation effects and additions to Goodwill relating primarily to the acquisition of 100% of Solel Solar Systems Ltd., a solar thermal power technology company, by the Energy Sector’s Renewable Energy Division. For further information relating to the goodwill impairment, see “—Goodwill impairment at Healthcare Sectors’s Diagnostics Division.”

Investments accounted for using the equity method increased to €4.724 billion as of September 30, 2010 compared to €4.679 billion a year earlier. The increase was due to new investments, increases in existing investments, the conversion of €500 million shareholder loans to NSN into preferred shares (which resulted in an increase of €500 million in our investment in NSN and had no impact on our cash flow) and currency translation effects. These factors were partly offset primarily by losses related to our stake in NSN and by the sale of our 25% minority stake in Dräger Medical AG & Co. KG to its majority shareholder Drägerwerk AG & Co. KGaA.

The increase in Other financial assets resulted mainly from changes in the non-current portion of the fair market values of derivatives used for our hedging activities as well as increased loan receivables primarily at SFS. Other financial assets were reduced in fiscal 2010 by the conversion of the above-mentioned €500 million in shareholder loans to NSN into preferred shares. NSN has announced that it has entered into an agreement with Motorola, Inc. to acquire the majority of Motorola’s wireless network infrastructure assets subject to customary closing conditions including regulatory approvals. Siemens and Nokia each intend to convert under certain conditions a further €250 million in shareholder loans to NSN into preferred shares, which would not have an impact on our cash flow.

The table below shows our current and long-term liabilities at the respective balance sheet dates:

	September 30,
	2010	2009
	(in millions of €)

Short-term debt and current maturities of long-term debt	2,416	698
Trade payables	7,880	7,593
Other current financial liabilities(1)	1,401	1,600
Current provisions	5,138	4,191
Income tax payables	1,816	1,936
Other current liabilities	21,794	20,311
Liabilities associated with assets classified as held for disposal	146	157

Total current liabilities	40,591	36,486

Long-term debt	17,497	18,940
Pension plans and similar commitments	8,464	5,938
Deferred tax liabilities	577	776
Provisions	3,332	2,771
Other financial liabilities(1)	990	706
Other liabilities	2,280	2,022

Total long-term liabilities	33,140	31,153

(1)	Due to the retrospective application of an amended accounting pronouncement in fiscal 2010, certain derivatives, not qualifying for hedge accounting, were reclassified from current to non-current (see “Notes to the Consolidated Financial Statements”).

Short-term debt and current maturities of long-term debt totaled €2.416 billion at the end of fiscal 2010, an increase of €1.718 billion from the prior year-end. This increase mainly resulted from the reclassification of a €2.0 billion 5.75% Eurobond (formerly classified as Long-term debt), partly offset by the repayment of commercial paper.

The increase of €287 million in Trade payables year-over-year was due mainly to currency translation effects.

Other current liabilities increased by €1.483 billion compared to the prior year-end, due mainly to higher billings in excess of cost primarily at Energy. As of September 30, 2010, Other current liabilities included liabilities of €310 million related to special remuneration for non-management employees.

Long-term debt decreased by €1.443 billion compared to the prior year-end. The decrease was mainly due to the above-mentioned reclassification of a €2.0 billion 5.75% Eurobond to Short-term debt and current maturities of long-term debt partly offset by fair value hedge accounting adjustments and currency translation effects.

Pension plans and similar commitments increased to €8.464 billion as of September 30, 2010 compared to €5.938 billion a year earlier, reflecting the increase in the underfunding of Siemens’ principal pension plans as of September 30, 2010 to €6.4 billion, compared to €4.0 billion a year earlier.

The increase in Current Provisions and the increase in non-current Provisions included higher warranties, higher provisions for order-related losses and risks, and higher asset retirement obligations due to changes in discount rates.

The increase of €284 million in Other financial liabilities relates primarily to changes in the non-current portion of fair market values of derivatives designated as hedging instruments.

Shareholders’ equity and total assets were as follows:

	September 30,
	2010	2009
	(in millions of €)

Total equity attributable to shareholders of Siemens AG	28,346	26,646
Equity ratio	28%	28%
Non-controlling interests	750	641
Total assets	102,827	94,926

Total equity attributable to shareholders of Siemens AG increased €1.700 billion year-over-year, to €28.346 billion at the end of fiscal 2010. The increase in Total equity was due mainly to the Net income attributable to shareholders of Siemens AG of €3.899 billion and positive currency translation effects of €1.179 billion. These factors were partly offset by dividend payments of €1.388 billion and actuarial losses on pension plans and similar commitments of €2.053 billion.

While both Total assets and Total equity attributable to shareholders of Siemens AG increased year-over-year, our equity ratio excluding non-controlling interests remained at 28%.

For additional information on our net assets position, see “Notes to Consolidated Financial Statements.”

Goodwill impairment at Healthcare Sector’s Diagnostics Division

The annual test for impairment of goodwill of the Diagnostics Division within the Sector Healthcare was performed as of September 30, 2010. As a result, the goodwill was reduced due to an impairment amounting to €1.145 billion, below the previously announced estimate primarily due to currency translation effects. The Diagnostics Division is based on the acquisitions of Diagnostic Products Corporation (DPC), the diagnostics division of Bayer AG, and the acquisition of Dade Behring, Inc. The Division operates in the global healthcare market for diagnostic testing systems and consumables which faces increasing cost restraints but is estimated to still represent a growing market mainly due to the megatrend demographic change. While the cost targets associated with the integration of the acquired three companies were met, the growth targets have not been achieved.

As a result of a strategic review, which was completed in the three months ended September 30, 2010, the Division’s medium-term growth prospects and the long-term market development in laboratory diagnostics have been reassessed and the Division’s business planning has been adjusted accordingly to reflect expected lower growth prospects. Cash flows beyond the 5-year planning period were extrapolated using a constant growth rate of 2.25%. The main reasons for these lower growth prospects and therefore adjusted business targets are delays in technology and product related development activities along with increasing competition. The adjusted business plan resulting from the strategic review was the basis for the annual goodwill impairment test in the three months ended September 30, 2010.

The estimated fair value of Diagnostics is assumed to be mainly driven by its terminal value. Cash flows beyond the 5-year planning period were extrapolated using a constant growth rate of 2.25%. A post-tax discount rate of 7% was applied. The recoverable amount of the Diagnostics Division is calculated as fair value less costs to sell and amounts to €8.300 billion. A decrease of the terminal value growth rate by 0.25 percentage points would reduce the Division’s recoverable amount by more than 3.6%. The Division’s recoverable amount would decline by 9.1% upon a 0.5 percentage point increase in the discount rate.

Except for the Diagnostics Division within the Healthcare Sector described above, the recoverable amounts for the annual impairment test 2010 for Divisions and Cross-Sector Businesses were estimated to be significantly higher than the carrying amounts. For further information, refer to “Notes to Consolidated Financial Statements”.

Overall assessment of the economic position

Siemens ended fiscal 2010 as a more focused company with strong operating momentum. Net income and Total Sectors profit climbed above the prior-year levels, and all three Sectors generated strong increases in free cash flow compared to the prior year. We also restored order growth following the economic downturn, particularly in our shorter-cycle businesses, and kept revenue level with the prior year by steadily converting orders from our strong order backlog into current business. Order development was clearly more robust in the second half of fiscal 2010 than in the first half, as our Sectors took advantage of improving market conditions.

In fiscal 2010, we completed our Fit42010 program, which we believe successfully transformed Siemens from a cultural, organizational and performance perspective. While we were broadly successful in achieving the financial objectives of Fit42010, we were not able to meet every quantitative target included in the program in fiscal 2010. We set these targets based on normal business cycles, before global recessionary conditions and adverse effects of the financial crisis materially affected the growth of our business in fiscal 2009 and fiscal 2010. As a result, organic revenue growth came in below our target in fiscal 2010 (see “Business and operating environment—Financial performance measures”). Yet during the years in which we pursued Fit42010 we achieved a compound annual growth rate for organic revenue of 4%, which is two times the level of real global GDP growth reported by IHS Global Insight for this period. Another major component of Fit42010 was optimizing our business portfolio, such as by divesting 51% of our share in the enterprise networks business. During fiscal 2010, we substantially completed the streamlining of Centrally managed portfolio activities by finding a buyer for the electronics assembly systems business.

During the fourth quarter of fiscal 2010 we completed a strategic review that reassessed the medium-term growth prospects and long-term market development of the laboratory diagnostics business. Following completion of the annual impairment test, we took a substantial goodwill impairment which reduced profit for the Healthcare Sector compared to the prior year. We also launched a strategic reorientation of Siemens IT Solutions and Services, aimed at improving its competitive position in part by reducing its workforce. Associated charges for staff reduction measures resulted in a loss for the business for the fiscal year.

In light of these factors, we believe that we successfully achieved the objectives of Fit42010.

Our commitment to a strong financial position remained steady in 2010, including a conservative capital structure, strong cash position and healthy debt maturity profile. Our equity ratio excluding non-controlling interests remained steady at 28%. The Management Board and the Supervisory Board propose a dividend of €2.70 per share, up from €1.60 per share a year earlier.

Report on expected developments

Worldwide economy

According to the predictions of IHS Global Insight, the global economy will expand more than 3% in real terms in both 2011 and 2012, although GDP growth will continue to be markedly faster in emerging markets than in the industrialized countries. The forecast for global economic growth in 2011 is 3.3%, slowing slightly compared with the expected growth for 2010 of 3.8%. For 2012, IHS Global Insight is projecting global economic growth of 3.6%. When global growth estimates are examined at a regional level, significant differences in expected growth rates emerge. Growth is expected to be considerably more subdued in the Europe, C.I.S., Africa, Middle East region and in the Americas than in Siemens’ third reporting region, Asia, Australia. A growth rate of 2.4% is predicted for Europe, C.I.S., Africa, Middle East in 2011, rising to 2.6% in 2012. The growth forecasts for the Americas region are 2.7% in 2011 and 3.3% in 2012. Although growth in Asia, Australia is expected to slow in 2011 relative to 2010, forecasts from IHS Global Insight indicate that the growth of GDP in this region will be 4.9% in 2011, with an expected rise to 5.3% in 2012.

As far as the trend in gross fixed investment is concerned, IHS Global Insight anticipates that in 2011 this key indicator will be up by 5.8% in real terms year-over-year. This means that capital investment is expected to exceed the level it reached before the recession. IHS Global Insight is forecasting a further increase of 6.5% in gross fixed investment in 2012. This growth is expected to be concentrated in Asia, Australia and the Americas. IHS Global Insight is forecasting increases in gross fixed investment in Asia, Australia of 6.9% in 2011 and 7.2% in 2012. For the Americas, the forecast is for growth of 6.5% in 2011 and 8.6% in 2012. Growth in gross fixed investment is expected to be considerably slower in the Europe, C.I.S., Africa, Middle East region, at 3.7% in each of the two following years.

With an increase of 10.1% in 2010, manufacturing value added is recovering rapidly from a sharp downturn during the recession. IHS Global Insight forecasts that growth rates for this key indicator will return to more normal levels in 2011 and 2012, with figures of 5.6% and 5.3%, respectively. In particular, IHS Global Insight estimates that growth in manufacturing value added in the Asia, Australia region will drop down from the historically high level of 15.4% in 2010 to 8.1% in 2011 and 7.6% in 2012, thus returning to the growth pattern seen prior to the recession.

The forecasts presented here for gross domestic product and gross fixed investment are based on a report from IHS Global Insight dated October 15, 2010. The figures for manufacturing value added are based on data from IHS Global Insight taken from a report as of October 22, 2010. Siemens has not independently verified this data.

Market development

While demand in shorter-cycle markets served by the Industry Sector already showed strong signs of recovery early in the just-completed fiscal year, longer-cycle markets started to recover only in part in fiscal 2010. We expect the markets for our shorter-cycle businesses to show an average of high single-digit annual growth in the next two years. Our expectation for the next two fiscal years also includes market growth for our longer-cycle businesses. Here we expect slower growth than in the markets for our shorter-cycle businesses.

The markets served by the Energy Sector hit bottom in the second half of fiscal 2010. For the next two fiscal years we expect the broad energy markets to show clear recovery driven by increased electricity demand related to economic growth and implementation of environment-friendly policies. Furthermore, emerging markets are expanding their power infrastructures while developed countries are modernizing their aging infrastructure.

For the healthcare industry, in which our Healthcare Sector participates, we see an improvement in the outlook over the next two fiscal years due to growth in emerging markets combined with a moderate recovery in the U.S. We anticipate that these factors will offset potential impacts from cuts in public spending for healthcare, particularly in Europe. Therefore we expect mid-single-digit growth in the overall healthcare market in the next two fiscal years.

Siemens Group

Results of operations

We are basing our outlook for the Siemens Group and its segments on the above mentioned expectations of the overall economic situation as well as the specific market conditions over the next two fiscal years. Our outlook is based on an exchange rate of 1.35 U.S. dollar per EUR.

With continuing improvement in Siemens’ markets, we expect organic order intake in fiscal 2011 to show a clear increase compared to fiscal 2010. Order intake growth is expected to benefit in particular from growth in our wind and transportation businesses. Following a decline in fiscal 2010, we expect organic revenue to show moderate growth in fiscal 2011. The assumptions underlying this outlook include successful recovery in the global economy as described above, and anticipated growth in our Environmental Portfolio. In addition, we expect revenue to benefit from conversion of the strong order backlog of our three Sectors, which stood at €87 billion at the end of fiscal 2010. We expect to convert approximately €39 billion of the backlog into revenue in fiscal 2011 and €19 billion in fiscal 2012. Within the backlog in fiscal 2011, we expect €21 billion in revenue conversion from the €53 billion backlog of the Energy Sector, €14 billion in revenue conversion from the €28 billion backlog of Industry, and €3.5 billion in revenue conversion from the €7 billion backlog of Healthcare. Based on an expected positive development in global energy markets and in our longer-cycle industrial markets, we expect organic revenue growth to continue in fiscal 2012. Revenue in fiscal 2012 is expected to benefit from an anticipated book-to-bill ratio above one in fiscal 2011, as the expected substantial growth in order intake in our wind and transportation businesses mentioned above generates revenue growth going forward.

As mentioned earlier, revenue from our Environmental Portfolio is expected to grow from €27.6 billion in fiscal 2010 to more than €40 billion in fiscal 2014. The growth rate of our Environmental Portfolio is expected to be higher than for Siemens overall. In fiscal 2010 revenue from emerging markets contributed approximately 30% of total revenue and Siemens intends to increase this share over time. While we are focusing principally on organic growth, our strategy also includes options to strengthen our core businesses via acquisitions and divestments.

We expect that income from continuing operations in fiscal 2011 will rise by at least 25% to 35% compared to reported results in fiscal 2010. This outlook excludes effects that may arise from legal and regulatory matters. The assumptions underlying this outlook include anticipated revenue growth as discussed above, Sector profitability in their respective adjusted EBITDA margin corridors, and improved results below the Sectors as discussed below. Further assumptions include limited effects related to currency, only a moderate increase in pricing pressure, and a positive contribution from supply chain management. Expenses for R&D are expected to grow in fiscal 2011 in absolute terms, and also as percentage of revenue. As part of our growth plans within certain markets and regions, we also plan to increase our expenses for SG&A in absolute terms compared to fiscal 2010, in particular marketing & selling expenses with respect to go-to-market activities. We will monitor the development of actual order growth carefully and reassess the planning for R&D and SG&A promptly, if our growth momentum should slow. The income contribution from supply chain management is expected to be more limited than in fiscal 2010, while pricing pressure from customers is expected to be higher than in the prior year mostly due to rising competitive dynamics in the Energy sector particularly in China. Based on a positive macroeconomic environment, revenue growth and success with our go-to-market activities, we expect positive development in income from continuing operations in fiscal 2012.

We are exposed to currency translation effects, involving the U.S. dollar, British pound and currencies of emerging markets such as China, India and Brazil. We also expect volatility in global currency markets to continue in fiscal 2011. Given that Siemens is a net exporter from the Europe zone to the rest of world, a weak Euro is principally favorable for our business. Through optimization of our production facilities during the recent past, we have improved our natural hedge on a global basis. In addition, we have already systematically addressed the remaining currency risk in our export business activities for fiscal 2011, see “Notes to Consolidated Financial Statements.” We expect these steps to help reduce effects on income related to currency in fiscal 2011.

One of our most important goals is to increase Siemens’ capital efficiency, which we measure in terms of adjusted return on capital employed (ROCE (adjusted)). Based on our expectation for capital-efficient growth in our businesses and continuous improvement relative to markets and competitors, we expect ROCE (adjusted)

within our target range of 15% to 20% in both fiscal 2011 and fiscal 2012. Starting with One Siemens we adopted an advanced definition of ROCE. For further information see “Business and operating environment—Financial performance measures—One Siemens” as well as “Supplemental financial measures.”

We intend to propose dividend payments to the shareholders of Siemens AG representing between 30% and 50% of net income in each of the next two fiscal years. The percentage calculation will take into account exceptional non-cash effects within income. We intend to fund these dividend payments from Free cash flow.

Financial position

Following the unprecedented level of Free cash flow in fiscal 2010, we expect Free cash flow to be burdened in 2011, by cash outflows for R&D and SG&A expenses associated with growth as mentioned above, substantial outflows for intangible and tangible assets, and substantial outflows for personnel-related payments associated with the staff reduction measures and special remuneration for which expenses were recognized in fiscal 2010 as mentioned earlier. We expect Free cash flow in 2012 to be influenced by revenue growth and earnings development.

We intend to maintain our focus on net working capital management as an important factor for cash generation within operating activities, and on investments in intangible and tangible assets within cash used in investing activities. For both net working capital and capital expenditures (investments in intangible assets and property, plant and equipment), we take into account both the macroeconomic environment and our own order growth. With regard to capital expenditures, we aim to achieve a ratio of investments in intangible assets and fixed assets to depreciation and amortization expense in a range from 95% to 115% for our Sectors. We will retain our stringent approval process for capital investments, which goes up to the Managing Board. In preparation for future growth, we intend to increase our capital expenditures in fiscal 2011, particularly in Industry and Energy.

In the area of investment planning, we expect to continue investing in our established markets, such as to safeguard market share and competitive advantages based on technological innovation. We will also continue investing in emerging markets, such as for increasing our capacities for designing, manufacturing and marketing new solutions within these markets. At the Sector level, Industry intends to invest in capacity extension and technical innovations, particularly relating to new energy-saving LED and OLED technologies. The Sector expects that investment in energy-saving products will account for a growing share of its investments in emerging markets. The Energy Sector plans to invest in particular in the technology-driven wind power market and in major emerging markets, such as India. The Healthcare Sector has a tight control on investment and the main area continues to be the development of software and IT solutions.

With our ability to generate positive operating cash flows, our total liquidity of €14.4 billion and undrawn lines of credit of €6.3 billion, and our credit ratings at year-end we believe that we have sufficient flexibility to fund our capital requirements including for scheduled debt service, regular capital spending, ongoing cash requirements from operating and SFS financing activities, dividend payments, pension plan funding and portfolio activities. Also in our opinion, our working capital is sufficient for the Company’s present requirements.

Our commitment to a strong financial position includes a conservative capital structure. For our medium-term capital structure, we seek a ratio of adjusted industrial net debt to adjusted EBITDA in the range of 0.5 to 1.0.

Segments

As for the Group, our outlook for our segments is based on the above-mentioned expectations regarding the overall economic situation as well as the specific market conditions over the next two fiscal years. Combined with our focus under One Siemens on exceeding the performance of relevant competitors, we expect these factors to result in revenue growth in fiscal 2011 and 2012. Also as part of One Siemens, we have defined adjusted EBITDA margin corridors for the respective industries of our three Sectors throughout their complete business cycles. For Industry and Energy, the margin corridor is 10% to 15%. For Healthcare, the margin corridor is 15% to 20%. For SFS, our financial services business, the target range for return on equity is 15% to 20%. We expect that results for our Sectors and SFS will be within their respective ranges for both fiscal 2011 and 2012. In particular, we expect fiscal 2011 results to include the divestment of our stake in Areva NP held by the Energy Sector.

We expect that income development from Equity Investments will remain volatile in fiscal 2011 and fiscal 2012. Restructuring measures continue at NSN, which we expect to have substantial impacts on income from Equity Investments. Developments at NSN in coming periods may be influenced by integration of wireless network infrastructure assets from Motorola, the acquisition of which is expected to close in coming months.

Measures initiated in fiscal 2010 to improve the competitive position of Siemens IT Solutions and Services will be implemented in fiscal 2011. While we expect a substantial improvement in fiscal 2011 results compared to the loss reported for fiscal 2010, we do not expect the business to deliver results typical of its industry within the forecast horizon.

We expect that activities at the Corporate level related to establishing Siemens IT Solutions and Services as a legally separate, stand-alone operating entity and wholly owned subsidiary of Siemens, will result in substantial charges in fiscal 2011. These charges will be reported within Corporate items. In fiscal 2010, Corporate items included expenses of €310 million related to special remuneration for non-management employees as mentioned above. Once the allocation of the remuneration is determined in the first quarter of fiscal 2011, the expenses will be allocated primarily to the Sectors in fiscal 2011. Beginning with fiscal 2011, central infrastructure costs that have been included in Corporate items up to and including fiscal 2010 will be allocated primarily to the Sectors. Financial information for prior periods will be reported on a comparable basis. For example, comparable fiscal 2010 results will show allocated central infrastructure costs of €585 million.

Overall assessment

With continuing improvement in Siemens’ markets, we expect organic order intake to show a clear increase compared to fiscal 2010. Supported also by our already strong order backlog, we expect revenue to return to moderate organic growth in fiscal 2011. We further anticipate income from continuing operations to exceed reported fiscal 2010 results by at least 25% to 35%. This outlook excludes effects that may arise from legal and regulatory matters. Based on our expectation for capital-efficient growth in our businesses and continuous improvement relative to markets and competitors, we expect ROCE (adjusted) within the target range of 15% to 20% in both fiscal 2011 and fiscal 2012.

Overall, the actual development for Siemens and its segments may vary, positively or negatively, from our expectations due to the inherent uncertainties related to a number of factors discussed above, particularly including recovery of the global economy, anticipated market development, limited effects related to currency, and progress in converting our strong order backlog into current revenue, as well as the risks and opportunities described elsewhere in this document. See Item 3: “Key information—Risk factors” as well as “—Opportunities.” This report on expected developments should be read in conjunction with “Forward-looking statements” at the beginning of this document.

Opportunities

Within our comprehensive, interactive and management-oriented Enterprise Risk Management (ERM) approach that is integrated into the organization and that addresses both risks and opportunities, we regularly identify, evaluate and respond to opportunities that present themselves in our various fields of activity. While we describe our most significant opportunities below, those are not the only ones we encounter. In addition, our assessment of opportunities is subject to change as our Company, our markets and technologies are constantly developing. As a consequence, new opportunities may arise, existing opportunities may cease to be relevant, or the significance of an opportunity may change. Generally, opportunities are assessed to the best of our knowledge, considering certain assumptions including market development, market potential of technologies or solutions, and anticipated developments in customer demand or prices, among other things. When opportunities materialize, they may have a lower effect than previously estimated on the basis of the underlying assumptions. It is also possible that opportunities we see today will never materialize.

We are in the process of continuously developing and implementing initiatives to reduce costs, adjust capacities and streamline our portfolio:  Such measures aim at strengthening our competitive position and realizing cost advantages. For example, we expect to generate sustainable improvements in profitability from our supply chain management efforts aimed at optimizing our supply chain management, generating associated savings as well as improving the management of our supplier-related risk. For further information regarding our supply chain management, see Item 4: “Information on the Company—Supply chain management.”

Through selective acquisitions and equity investments we constantly strive to strengthen our leading technology position, access additional market potential or further develop our product portfolio:  We constantly monitor our current and future markets for opportunities for strategic acquisitions or equity investments to complement organic growth. Such acquisitions or equity investments could help us to strengthen our market position in our existing markets, provide access to new markets or complement our technological portfolio in selected areas.

We have an opportunity to further grow in the area of environment and climate protection: Many of the key areas of our research and development activities focus on products and solutions capable of strengthening and advancing our Environmental Portfolio. Our Environmental Portfolio comprises products and solutions with outstanding energy efficiency, systems and components for renewable forms of energy, and environmental technologies for cleaner water and air. These products and solutions are intended to help our customers to reduce their carbon dioxide footprint, cut their energy costs and improve their profitability through increased productivity. We believe that public policy initiatives in many countries will lead to greater demand for such products and solutions in the years ahead, including from government stimulus programs. Within One Siemens we have set ourselves the target of exceeding €40 billion in revenue from our Environmental Portfolio by the end of fiscal 2014. For further information, see Item 4: “Information on the Company—Environmental Portfolio.”

We see further opportunities in the above-average growth potential of emerging markets:  It is expected that in coming years emerging markets will continue to grow significantly faster than industrialized nations, led by particularly strong growth in the BRIC countries Brazil, Russia, India and China. Within One Siemens, we want to take measures aimed at continuously increasing our share of revenue from emerging markets. We believe, that developing the capability to design, manufacture and sell so-called SMART (simplicity, maintenance-friendly, affordable, reliable, and timely to market) products will provide us with opportunities to gain market share and enhance our local presence in these strategic growth markets. Adding further SMART products to our portfolio and developing stronger sales channels would enable us to increase our revenues by serving large and fast-growing regional markets, where customers may consider price more strongly than product features when making a purchase decision.

Localizing value chain activities in low cost countries could further improve our cost position:  Localizing certain value chain activities, such as procurement, manufacturing, maintenance and service in markets like the BRIC countries and the Middle East could enable us to reduce costs and to strengthen our global competitive position, in particular compared to competitors based in countries with a favorable cost structure.

We constantly strive to develop new technologies, new products and solutions as well as to improve existing ones:  We invest in new technologies that we expect to meet future demands in accordance with the four strategic megatrends demographic change, urbanization, climate change and globalization (for further information, see Item 4: “Information on the Company—Strategy—Global megatrends”). The focus areas of our research and development activities include smart grids, the technology for electric vehicles, including their integration into these smart grids, as well as concentrated solar power that plays an important role in accelerating the implementation of the DESERTEC concept.

Critical accounting estimates

Siemens’ Consolidated Financial Statements are prepared in accordance with International Financial Reporting Standards (IFRS), as adopted by the European Union (EU). The financial statements are also in accordance with IFRS as issued by the IASB. Siemens’ significant accounting policies, as described in Note 2 to the Consolidated Financial Statements are essential to understanding the Company’s results of operations, financial positions and cash flows. Certain of these accounting policies require critical accounting estimates that involve complex and subjective judgments and the use of assumptions, some of which may be for matters that are inherently uncertain and susceptible to change. Such critical accounting estimates could change from period to period and have a material impact on the Company’s results of operations, financial positions and cash flows. Critical accounting estimates could also involve estimates where management reasonably could have used a different estimate in the current accounting period. Management cautions that future events often vary from forecasts and that estimates routinely require adjustment.

Revenue recognition on construction contracts—The Company’s Sectors, particularly Energy and Industry, conduct a significant portion of their business under construction contracts with customers. The Company generally accounts for construction projects using the percentage-of-completion method, recognizing revenue as performance on contract progresses. Certain long-term service contracts are accounted for under the percentage-of-completion method as well. This method places considerable importance on accurate estimates of the extent of progress towards completion. Depending on the methodology to determine contract progress, the significant estimates include total contract costs, remaining costs to completion, total contract revenues, contract risks and other judgments. Management of the operating Divisions continually reviews all estimates involved in such construction contracts and adjusts them as necessary. The Company also uses the percentage-of-completion method for projects financed directly or indirectly by Siemens. In order to qualify for such accounting, the credit quality of the customer must meet certain minimum parameters as evidenced by the customer’s credit rating or by a credit analysis performed by Siemens Financial Services (SFS), which performs such reviews on behalf of the Company’s Managing Board. In addition, to qualify for such accounting, at a minimum, a customer’s credit rating must be single B from external rating agencies or an equivalent SFS-determined rating. In cases where the credit quality does not meet such standards, the Company recognizes revenue for construction contracts and financed projects based on the lower of cash if irrevocably received, or contract completion. The Company believes the credit factors used provide a reasonable basis for assessing credit quality.

Trade and other receivables—The allowance for doubtful accounts involves significant management judgment and review of individual receivables based on individual customer creditworthiness, current economic trends and analysis of historical bad debts on a portfolio basis. For the determination of the country-specific component of the individual allowance, we also consider country credit ratings, which are centrally determined based on information from external rating agencies. Regarding the determination of the valuation allowance derived from a portfolio-based analysis of historical bad debts, a decline of receivables in volume results in a corresponding reduction of such provisions and vice versa. As of September 30, 2010 and 2009, Siemens recorded a total valuation allowance for accounts receivable of €1,161 and €1,281, respectively.

Impairment—Siemens tests at least annually whether goodwill has incurred any impairment, in accordance with its accounting policy. The determination of the recoverable amount of a Division to which goodwill is allocated involves the use of estimates by management. The outcome predicted by these estimates is influenced e.g. by the successful integration of acquired entities, volatility of capital markets and foreign exchange rate fluctuations. The recoverable amount is the higher of the Division’s fair value less costs to sell and its value in use. The Company generally uses discounted cash flow based methods to determine these values. These discounted cash flow calculations use five-year projections that are based on the financial budgets approved by management. Cash flow projections take into account past experience and represent management’s best estimate about future developments. Cash flows after the planning period are extrapolated using individual growth rates. Key assumptions on which management has based its determination of fair value less costs to sell and value in use include estimated growth rates, weighted average cost of capital and tax rates. These estimates, including the methodology used, can have a material impact on the respective values and ultimately the amount of any goodwill impairment. In fiscal 2010 a goodwill impairment of €1,145 million was recognized in the Diagnostics Division of Sector Healthcare. See Note 16 in “Notes to the Consolidated Financial Statements” for further information as well as for parameters of Healthcare’s Diagnostics Division impairment test. For a sensitivity analysis of the impairment of Healthcare Sector’s Diagnostics Division see “Net assets position—Goodwill impairment at Healthcare Sector’s Diagnostics Division.”

Likewise, whenever property, plant and equipment, other intangible assets and investments accounted for using the equity method are tested for impairment, the determination of the assets’ recoverable amount involves the use of estimates by management and can have a material impact on the respective values and ultimately the amount of any impairment.

In the three months ended September 30, 2009, NSN, presented in the segment Equity Investments was tested for impairment. The main triggering events were NSN’s loss of market share as well as a decrease in the product business operations resulting in significantly adjusted financial forecasts of future cash flows of NSN. The NSN impairment test is based on fair value less costs to sell applying a discounted cash flow method. As a result, an impairment loss of €1,634 was recognized. Whether future impairments of our investment in NSN will be required is dependent on its ability to grow and/or otherwise return to increasing profitability.

Employee benefit accounting—Pension plans and similar commitments—Obligations for pension and other post-employment benefits and related net periodic benefit costs are determined in accordance with actuarial valuations. These valuations rely on key assumptions including discount rates, expected return on plan assets, expected salary increases, mortality rates and health care trend rates. The discount rate assumptions are determined by reference to yields on high-quality corporate bonds of appropriate duration and currency at the balance sheet date. In case such yields aren’t available discount rates are based on government bonds yields. Expected returns on plan assets assumptions are determined on a uniform basis, considering long-term historical returns and asset allocations. Due to changing market and economic conditions the underlying key assumptions may differ from actual developments and may lead to significant changes in pension and other post-employment benefit obligations. Such differences are recognized in full directly in equity in the period in which they occur without affecting profit or loss. For a discussion of the current funded status and a sensitivity analysis with respect to the impact of certain critical assumptions on the net periodic benefit cost see Note 24 in “Notes to the Consolidated Financial Statements.”

Termination Benefits—Siemens runs restructuring projects on an individual basis. Costs in conjunction with terminating employees and other exit costs are subject to significant estimates and assumptions. See Note 5 in “Notes to the Consolidated Financial Statements” for further information.

Provisions—Significant estimates are involved in the determination of provisions related to onerous contracts, warranty costs, asset retirement obligations and legal proceedings. A significant portion of the business of certain operating divisions is performed pursuant to long-term contracts, often for large projects, in Germany and abroad, awarded on a competitive bidding basis. Siemens records a provision for onerous sales contracts when current estimates of total contract costs exceed expected contract revenue. Such estimates are subject to change based on new information as projects progress toward completion. Onerous sales contracts are identified by monitoring the progress of the project and updating the estimate of total contract costs which also requires significant judgment relating to achieving certain performance standards, for example in the IT service business, the Mobility Division, Industry Solutions Division, Workflow & Solutions Division and the Energy Sector as well as estimates involving warranty costs. Significant estimates and assumptions are also involved in the determination of provisions related to major asset retirement obligations. Uncertainties surrounding the amount to be recognized include, for example, the estimated costs of decommissioning because of the long time frame over which future cash outflows are expected to occur. Amongst others, the estimated cash outflows could alter significantly if, and when, political developments affect the government’s plans to develop the final storage. See Note 25 in “Notes to the Consolidated Financial Statements” for further information on major asset retirement obligations.

Siemens is subject to legal and regulatory proceedings in various jurisdictions. Such proceedings may result in criminal or civil sanctions, penalties or disgorgements against the Company. If it is more likely than not that an obligation of the Company exists and will result in an outflow of resources, a provision is recorded if the amount of the obligation can be reliably estimated. Regulatory and legal proceedings as well as government investigations often involve complex legal issues and are subject to substantial uncertainties. Accordingly, management exercises considerable judgment in determining whether there is a present obligation as a result of a past event at the balance sheet date, whether it is more likely than not that such a proceeding will result in an outflow of resources and whether the amount of the obligation can be reliably estimated. The Company periodically reviews the status of these proceedings with both inside and outside counsel. These judgments are subject to change as new information becomes available. The required amount of a provision may change in the future due to new developments in the particular matter. Revisions to estimates may significantly impact future net income. Upon resolution, Siemens may incur charges in excess of the recorded provisions for such matters. It cannot be excluded, that the financial position or results of operations of Siemens will be materially affected by an unfavorable outcome of legal or regulatory proceedings or government investigations. See Note 30 in “Notes to the Consolidated Financial Statements” for further information.

Income taxes—Siemens operates in various tax jurisdictions and therefore has to determine tax expense under respective local tax laws which can be complex and subject to different interpretations of taxpayers and local tax authorities. Deferred tax assets are recognized if sufficient future taxable profit is available, including income from forecasted operating earnings, the reversal of existing taxable temporary differences and established tax planning opportunities. As of each balance sheet date, management evaluates the recoverability of deferred tax assets, based on projected future taxable profits. As future developments are uncertain and partly beyond management’s control, assumptions are necessary to estimate future taxable profits as well as the period in which deferred tax assets will recover. Estimates are revised in the period in which there is sufficient evidence to revise the assumption. If management considers it probable that all or a portion of a deferred tax asset cannot be realized, a corresponding valuation allowance is taken into account.

Recent accounting pronouncements

For information on recent accounting pronouncements see “ Notes to Consolidated Financial Statements.”

Supplemental financial measures

To supplement Siemens’ Consolidated Financial Statements presented in accordance with International Financial Reporting Standards, or IFRS, Siemens presents the following supplemental financial measures within this document:

•	New orders and order backlog;

•	Adjusted or organic growth rates of Revenue and new orders;

•	Book-to-bill ratio;

•	Total Sectors Profit;

•	Return on capital employed, or ROCE;

•	ROCE (adjusted);

•	Free cash flow;

•	Adjusted EBITDA and adjusted EBIT;

•	Earnings effect from purchase price allocation (PPA effects) and integration costs;

•	Net debt; and

•	Adjusted industrial net debt.

These supplemental financial measures are or may be “non-GAAP financial measures,” as defined in the rules of the U.S. Securities and Exchange Commission (SEC). They may exclude or include amounts that are included or excluded, as applicable, in the calculation of the most directly comparable financial measures calculated in accordance with IFRS, and their usefulness is therefore subject to limitations, which are described below under “—Limitations on the usefulness of Siemens’ supplemental financial measures.” Accordingly, they should not be viewed in isolation or as alternatives to the most directly comparable financial measures calculated in accordance with IFRS, as identified in the following discussion, and they should be considered in conjunction with Siemens’ Consolidated Financial Statements presented in accordance with IFRS and the Notes thereto included within this document.

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

Definitions, most directly comparable IFRS financial measures and usefulness of Siemens’ supplemental financial measures

Siemens’ supplemental financial measures are designed to measure growth, capital efficiency, cash and profit generation and optimization of Siemens’ capital structure and therefore are used to formulate targets for Siemens. The following discussion provides definitions of these supplemental financial measures, the most directly comparable IFRS financial measures and information regarding the usefulness of these supplemental financial measures.

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

New orders are generally recognized immediately when the relevant contract becomes legally effective and binding. The only exceptions are orders with short overall contract terms. In this case, a separate reporting of new orders would provide no significant additional information regarding our performance. For orders of this type the recognition of new orders thus occurs when the underlying revenue is recognized.

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

There is no standard system for compiling and calculating new orders and order backlog information that applies across companies. Accordingly, its new orders and order backlog may not be comparable with new orders and order backlog reported by other companies. Siemens subjects its new orders and its order backlog to internal documentation and review requirements. Siemens may change its policies for recognizing new orders and order backlog in the future without previous notice.

Adjusted or organic growth rates of Revenue and new orders

Siemens presents, on a worldwide basis and for each Sector, Division and Cross-Sector Business, the percentage change from period to period in Revenue and new orders as adjusted for currency translation effects and portfolio effects. The adjusted percentage changes are called adjusted or organic rates of growth. The IFRS financial measure most directly comparable to adjusted or organic growth rate of Revenue is the unadjusted growth rate calculated based on the actual Revenue figures presented in the Consolidated Income Statement. There is no comparable IFRS financial measure for the adjusted or organic growth rate of new orders because, as discussed above, new orders is not an IFRS financial measure.

Siemens presents its Consolidated Financial Statements in Euros; however, a significant proportion of the operations of its Sectors, Divisions and Cross-Sector Businesses takes place in a functional currency other than the Euro, particularly the U.S. dollar, and is therefore subject to foreign currency translation effects. Converting figures from these currencies into Euros affects the comparability of Siemens’ results and financial position when the exchange rates for these currencies fluctuate. Some Divisions are significantly affected due to the large proportion of international operations, particularly in the U.S. In addition, the effect of acquisitions and dispositions on

Siemens’ consolidated revenues and expenses affects the comparability of the Consolidated Financial Statements between different periods.

The adjusted or organic growth rates of Revenue and new orders are calculated by subtracting currency translation effects and portfolio effects from the relevant actual growth rates. The currency translation effect is calculated as (1) (a) Revenues or new orders, as the case may be, for the current period, based on the currency exchange rate of the current period minus (b) Revenues or new orders for the current period, based on the currency exchange rate of the previous period, divided by (2) Revenues or new orders for the previous period, based on the currency exchange rate of the previous period. The portfolio effect is calculated, in the case of acquisitions, as the percentage change in Revenues or new orders, as the case may be, attributable to the acquired business and, in the case of dispositions, as the percentage change in Revenues or new orders on the assumption that the disposed business had not been part of Siemens in the previous period. Adjusted growth rates of Revenue and new orders are always calculated for a period of twelve months. Siemens is making portfolio adjustments for certain transactions, including the carve-outs of Siemens Home and Office Communication Devices GmbH & Co. KG and the Wireless Modules business in fiscal 2008, as well as for other minor transactions in the Sectors, Cross-Sector Businesses and Centrally managed portfolio activities. For further information regarding major acquisitions and dispositions, see “Notes to Consolidated Financial Statements.”

Siemens believes that the presentation of an adjusted or organic growth rate of Revenue and new orders provides useful information to investors because a meaningful analysis of trends in Revenue and new orders from one period to the next requires comparable data and therefore an understanding of the developments in the operational business net of the impact of currency translation and portfolio effects. Siemens’ management considers adjusted or organic rates of growth in its management of Siemens’ business. For this reason, Siemens believes that investors’ ability to assess Siemens’ overall performance may be improved by disclosure of this information.

Book-to-bill ratio

The book-to-bill ratio measures the relationship between orders received and the amount of products and services shipped and billed. A book-to-bill ratio of above 1 indicates that more orders were received than billed, indicating stronger demand, whereas a book-to-bill ratio of below 1 points to weaker demand. The book-to-bill ratio is not required or defined by IFRS.

Total Sectors Profit

Siemens uses Total Sectors Profit to measure the sum of Profit of the three Sectors Industry, Energy and Healthcare. Profit of the Sectors is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit or loss for each reportable segment is the measure reviewed by the chief operating decision maker in accordance with IFRS 8, “Operating Segments.” The IFRS financial measure most directly comparable to Total Sectors Profit is Income from continuing operations.

Siemens believes that investors’ ability to assess Siemens’ overall performance may be improved by disclosure of Total Sectors Profit as a measure of the operational performance of the three Sectors representing the core industrial activities of Siemens.

Return on capital employed, or ROCE

Return on capital employed, or ROCE, is Siemens’ measure of capital efficiency. Siemens uses this financial performance ratio in order to assess its income generation from the point of view of its shareholders and creditors, who provide Siemens with equity and debt. The different methods of calculation are detailed below. Siemens believes that the presentation of ROCE and the various supplemental financial measures involved in its calculation provides useful information to investors because ROCE can be used to determine whether capital invested in the Company and the Sectors yields competitive returns. In addition, achievement of predetermined targets relating to ROCE is one of the factors Siemens takes into account in determining the amount of performance-based or variable compensation received by its management.

Within the Fit42010 program, Siemens defines group ROCE as net income (before interest) divided by average capital employed, or average CE.

Net income (before interest), the numerator in the ROCE calculation, is defined as Net income excluding Other interest income (expense), net and taxes thereon. Taxes on Other interest (expense), net are calculated in a simplified form by applying the current tax rate, which can be derived from the Consolidated Statements of Income, to Other interest income (expense), net.

Capital employed, or CE, the denominator in the ROCE calculation, is defined as Total equity plus Long-term debt plus Short-term debt and current maturities of long-term debt minus Cash and cash equivalents. For information on how average capital employed is calculated, refer to “—Compensation for limitations associated with Siemens’ supplemental financial measures.” Each of the components of capital employed appears on the face of the Consolidated Statements of Financial Position.

Siemens also presents group ROCE on a continuing basis. For this purpose, the numerator is Income from continuing operations excluding Other interest income (expense), net and taxes thereon and the denominator is average CE, less Assets classified as held for disposal presented as discontinued operations, net of Liabilities associated with assets held for disposal presented as discontinued operations. For information on how average capital employed (continuing operations) is calculated, refer to “—Compensation for limitations associated with Siemens’ supplemental financial measures.”

ROCE (adjusted)

Beginning with fiscal 2011, One Siemens will be our framework for capital efficient growth and sustainable value creation. As part of One Siemens, we are introducing an advanced financial indicator, ROCE (adjusted). ROCE (adjusted) is reported on a continuing basis and adjusts ROCE as defined under the Fit42010 program primarily to consider pension underfunding as financing, to increase comparability of the metric with competitors, particularly with respect to the finance business, and to align with our definition of adjusted industrial net debt.

Income from continuing operations before interest after tax, the numerator in the ROCE (adjusted) calculation, is defined as Income from continuing operations, excluding Other interest income (expense), net (but not Other interest income (expense) of SFS) (both as reported in the “Consolidated Financial Statements” or the “Notes to Consolidated Financial Statements”), and excluding interest cost on Pension plans and similar commitments and taxes thereon. SFS Other income (expense) is included in Other interest income (expense), net. Adding back SFS Other income (expense) in the nominator corresponds to the adjustment for SFS debt in the denominator. For fiscal 2010 and 2009, interest cost on Pension plans and similar commitments is calculated using the weighted average discount rate of our principal pension benefit plans at period-end for the fiscal year ended September 30, 2009 (5.3%) and for the fiscal year ended September 30, 2008 (6.2%) (both as reported in “Notes to Consolidated Financial Statements”) applied to Pension plans and similar commitments as reported in the “Consolidated Statements of Financial Position” as of September 30, 2009 and 2008, respectively. Pension plans and similar commitments primarily represents the funded status of pension plans and other post-employment benefits as well as the liabilities for other long-term post-employment benefits.

Average capital employed, or CE, the denominator in the ROCE (adjusted) calculation, is defined as the average of Total equity plus Long-term debt, plus Short-term debt and current maturities of long-term debt, less Cash and cash equivalents, plus Pension plans and similar commitments, less SFS Debt and less Fair value hedge accounting adjustment. For further information on fair value hedges see, “—Adjusted industrial net debt” and “Notes to Consolidated Financial Statements.” Each of the components of capital employed appears on the face of the Consolidated Balance Sheet or in the “Notes to Consolidated Financial Statements” or in the relevant tables of Item 5: “Operating and financial review and prospects.”

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

Adjusted EBITDA and adjusted EBIT

Adjusted EBITDA and adjusted EBIT at the Siemens group level

Siemens reports adjusted EBITDA and adjusted EBIT on a continuing basis. Siemens defines adjusted EBITDA as adjusted EBIT before amortization (which in turn is defined as Amortization and impairments of intangible assets other than goodwill) and Depreciation and impairment of property, plant and equipment and goodwill. Siemens defines adjusted EBIT as Income from continuing operations before income taxes less Other financial income (expense), net, plus Interest expense, less Interest income, as well as less Income (loss) from investments accounted for using the equity method, net. Each of the components of adjusted EBIT appears on the face of the “Consolidated Financial Statements,” and each of the additional components of adjusted EBITDA appears in the “Consolidated Financial Statements” or is presented in the table “Reconciliation to adjusted EBITDA (continuing operations)” in “Reconciliation to adjusted EBITDA (continuing operations)” within this document. The IFRS financial measure most directly comparable to adjusted EBIT and adjusted EBITDA is Net income.

Adjusted EBITDA is included in the ratio of adjusted industrial net debt to adjusted EBITDA, a measure of our capital structure. Measures similar to adjusted EBITDA and adjusted EBIT are also broadly used by analysts, rating agencies and investors to assess the performance of a company. Accordingly, Siemens believes that the presentation of adjusted EBITDA and adjusted EBIT provides useful information to investors. For further information regarding the ratio of adjusted industrial net debt to adjusted EBITDA, see “—Adjusted industrial net debt.”

Adjusted EBITDA and adjusted EBIT at the Sector level

Siemens also presents adjusted EBITDA and adjusted EBIT on the Sector level on a continuing basis. Siemens defines adjusted EBITDA on the Sector level as adjusted EBIT before amortization (which in turn is defined as Amortization and impairments of intangible assets other than goodwill) and Depreciation and impairment of property, plant and equipment and goodwill on the Sector level. Siemens defines adjusted EBIT on the Sector level as Profit as presented in the Segment Information less Other financial income (expense), net, plus Interest expense, less Interest income, as well as less Income (loss) from investments accounted for using the equity method, net. Each of the components of adjusted EBITDA and adjusted EBIT on the level of each Sector, respectively, is presented in the table “Reconciliation to adjusted EBITDA (continuing operations)” within this document. The IFRS financial measure in a manner similar to and most directly comparable to adjusted EBITDA and adjusted EBIT on the Sector level is Profit of the relevant Sector as presented in the “Notes to Consolidated Financial Statements.”

We believe that reporting adjusted EBITDA and adjusted EBIT on a segment level enhances the ability of investors to compare performance across segments.

Earnings effect from purchase price allocation (PPA effects) and integration costs

The purchase price paid for an acquired business is allocated to the assets, liabilities and contingent liabilities acquired based on their fair values. The fair value step-ups result in an earnings effect over time, e.g., additional amortization of fair value step-ups of intangible assets, which is defined as a PPA effect. Integration costs are internal or external costs that arise after the signing of an acquisition in connection with the integration of the acquired business, e.g. costs in connection with the adoption of Siemens’ guidelines and policies.

Siemens believes that the presentation of PPA effects and integration costs effects provides useful information to investors as it allows investors to consider earnings impacts related to business combination accounting in the performance analysis.

Net debt

Siemens defines net debt as total debt less total liquidity. Total debt is defined as Short-term debt and current maturities of long-term debt plus Long-term debt. Total liquidity is defined as Cash and cash equivalents plus current Available-for-sale financial assets. Each of these components appears in the “Consolidated Statements of Financial Position.” The IFRS financial measure most directly comparable to net debt is total debt as reported in the “Notes to Consolidated Financial Statements.”

Siemens believes that the presentation of net debt provides useful information to investors because its management reviews net debt as part of its management of Siemens’ overall liquidity, financial flexibility, capital structure and leverage. In particular, net debt is an important component of adjusted industrial net debt. Furthermore, certain debt rating agencies, creditors and credit analysts monitor Siemens’ net debt as part of their assessments of Siemens’ business.

Adjusted industrial net debt

Within the Fit42010 program, Siemens manages adjusted industrial net debt as one component of its capital. Siemens defines adjusted industrial net debt as net debt less SFS Debt, less 50% of the nominal amount of our hybrid bond, plus the Funded status of principal pension benefit plans, plus the Funded status of principal other post-employment benefit plans, plus credit guarantees, and less fair value hedge accounting adjustments. The adjustment for our hybrid bond considers the calculation of this financial ratio applied by rating agencies to classify 50 percent of our hybrid bond as equity and 50 percent as debt. This assignment follows the characteristics of our hybrid bond such as a long maturity date and subordination to all senior and debt obligations. Debt is generally reported with a value representing approximately the amount to be repaid. However for debt designated in a hedging relationship (fair value hedges), this amount is adjusted by changes in market value mainly due to changes in interest rates. Accordingly, we deduct these changes in market value in order to end up with an amount of debt that approximately will be repaid, which we believe is a more meaningful figure for the calculation. For further information on fair value hedges see, “Notes to Consolidated Financial Statements.” Further information concerning adjusted industrial net debt can be found in “Liquidity and capital resources—Capital structure” within this document.

A key consideration in managing our capital structure is the maintenance of ready access to the capital markets through various debt products and the preservation of our ability to repay and service our debt obligations over time. Siemens has therefore set a capital structure goal that is measured by adjusted industrial net debt divided by adjusted EBITDA.

Siemens believes that using the ratio of adjusted industrial net debt to adjusted EBITDA as a measure of its capital structure provides useful information to investors because management uses it to manage our debt-equity ratio in order to promote access to debt financing instruments in the capital markets and our ability to meet scheduled debt service obligations.

For One Siemens, we advanced our definition of adjusted industrial net debt used under Fit42010. Going forward, the calculation of adjusted industrial net debt will include an adjustment for Pension plans and similar commitments (as presented in the “Consolidated Financial Statements”), in order to consider our total pension liability. Accordingly, adjustments will no longer be made only for the Funded status of principal pension benefit plans and for the Funded status of principal other post-employment benefit plans which only represented a part of our total pension liability.

Limitations on the usefulness of Siemens’ supplemental financial measures

The supplemental financial measures reported by Siemens may be subject to limitations as analytical tools. In particular:

•	With respect to new orders and order backlog: In particular, new order reporting for the current period may include adjustments to new orders added in previous quarters of the current fiscal year and prior years (except for cancellations). Order backlog is based on firm commitments which may be cancelled in future periods.

•	With respect to adjusted or organic growth rates of Revenue and new orders: These measures are not adjusted for other effects, such as increases or decreases in prices or quantity/volume.

•	With respect to book-to-bill ratio: The use of this measure is inherently limited by the fact that it is a ratio and thus does not provide information as to the absolute number of orders received by Siemens or the absolute amount of products and services shipped and billed by it.

•	With respect to Total Sectors Profit: Profit of Equity Investments, Cross-Sector Businesses, Centrally managed portfolio activities, Siemens Real Estate, Corporate items and pensions as well as of Eliminations, Corporate Treasury and other reconciling items can have a material impact on Siemens’ Income from continuing operations in any given period. In addition, Total Sectors Profit does not eliminate profit earned by one Sector on intragroup transactions with another Sector.

•	With respect to return on capital employed, or ROCE, and ROCE (adjusted): The use of these measures is inherently limited by the fact that they are ratios and thus do not provide information as to the absolute amount of Siemens’ income.

•	With respect to Free cash flow: Free cash flow is not a measure of cash generated by operations that is available exclusively for discretionary expenditures. This is, because in addition to capital expenditures needed to maintain or grow its business Siemens requires cash for a wide variety of non-discretionary expenditures, such as interest and principal payments on outstanding debt, dividend payments or other operating expenses.

•	With respect to adjusted EBITDA and adjusted EBIT: As adjusted EBITDA excludes non-cash items such as depreciation, amortization and impairment, it does not reflect the expense associated with, and accordingly the full economic effect of, the loss in value of Siemens’ assets over time. Similarly, neither adjusted EBITDA nor adjusted EBIT reflects the impact of financial income (expense), net and taxes.

•	With respect to earnings effects from purchase price allocation (PPA effects) and integration costs: The fact that the profit margin is adjusted for these effects does not mean that they do not impact profit of the relevant segment in the “Consolidated Financial Statements.”

•	With respect to net debt and the ratio of adjusted industrial net debt to adjusted EBITDA: Siemens typically uses a considerable portion of its cash, cash equivalents and available-for-sale financial assets at any given time for purposes other than debt reduction. Therefore, the fact that these items are excluded from net debt does not mean that they are used exclusively for debt repayment. The use of the ratio adjusted industrial net debt to adjusted EBITDA is inherently limited by the fact that it is a ratio.

Compensation for limitations associated with Siemens’ supplemental financial measures

Siemens provides a quantitative reconciliation of each supplemental financial measure to the most directly comparable IFRS financial measures within this document and Siemens encourages investors to review those reconciliations carefully.

Quantitative reconciliations of Siemens’ supplemental financial measures

The following either provides quantitative reconciliations or indicates where quantitative reconciliations of supplemental financial measures to the most comparable IFRS financial measures may be found. The values presented in the reconciliations can generally be derived from the “Consolidated Financial Statements” and “Notes to Consolidated Financial Statements.”

Adjusted or organic growth rates of Revenue and new orders

For a quantitative reconciliation of adjusted or organic growth rates of Revenue and new orders to unadjusted growth rates of Revenue and new orders, refer to the relevant tables within “Operating and financial review and prospects.”

Total Sectors Profit

Total Sectors Profit is reconciled to Income from continuing operations before income taxes in “Notes to Consolidated Financial Statements” within this document. For a reconciliation of Income from continuing operations before income taxes to Income from continuing operations, see the “Consolidated Statements of Income.”

Return on capital employed, or ROCE

The following tables report the calculation of return on capital employed (ROCE) as defined under our Fit42010 program and ROCE (adjusted) as defined under One Siemens.

Capital employed	Average	09/30/2010	06/30/2010	03/31/2010	12/31/2009	09/30/2009
	(in millions of €)

Fit42010- Fiscal 2010
Total equity	28,857	29,096	30,211	28,969	28,722	27,287
Plus: Long-term debt	18,884	17,497	20,032	19,174	18,776	18,940
Plus: Short-term debt and current maturities of long-term debt	878	2,416	458	395	423	698
Less: Cash and cash equivalents	(11,259)	(14,108)	(11,829)	(9,753)	(10,446)	(10,159)

Capital employed (continuing operations)(1)(2)	37,360	34,901	38,872	38,785	37,475	36,766

One Siemens-Fiscal 2010
Total equity	28,857	29,096	30,211	28,969	28,722	27,287
Plus: Long-term debt	18,884	17,497	20,032	19,174	18,776	18,940
Plus: Short-term debt and current maturities of long-term debt	878	2,416	458	395	423	698
Less: Cash and cash equivalents	(11,259)	(14,108)	(11,829)	(9,753)	(10,446)	(10,159)
Plus: Pension plans and similar commitments	7,029	8,464	8,054	6,532	6,155	5,938
Less: Siemens Financial Services (SFS) Debt	(9,701)	(10,028)	(10,424)	(9,459)	(9,072)	(9,521)
Less: Fair value hedge accounting adjustment(3)	(1,175)	(1,518)	(1,437)	(1,085)	(806)	(1,027)

Capital employed (continuing operations)(1)(2)	33,513	31,819	35,065	34,773	33,752	32,156

(Continued)
Capital employed	Average	09/30/2009	06/30/2009	03/31/2009	12/31/2008	09/30/2008
	(in millions of €)

Fit42010- Fiscal 2009
Total equity	27,038	27,287	27,790	25,974	26,761	27,380
Plus: Long-term debt	17,487	18,940	19,028	19,697	15,511	14,260
Plus: Short-term debt and current maturities of long-term debt	2,544	698	2,269	3,019	4,914	1,819
Less: Cash and cash equivalents	(7,965)	(10,159)	(9,018)	(7,684)	(6,071)	(6,893)

Capital employed (continuing operations)(1)(2)	39,100	36,766	40,069	41,004	41,112	36,549

One Siemens-Fiscal 2009
Total equity	27,038	27,287	27,790	25,974	26,761	27,380
Plus: Long-term debt	17,487	18,940	19,028	19,697	15,511	14,260
Plus: Short-term debt and current maturities of long-term debt	2,544	698	2,269	3,019	4,914	1,819
Less: Cash and cash equivalents	(7,965)	(10,159)	(9,018)	(7,684)	(6,071)	(6,893)
Plus: Pension plans and similar commitments	6,106	5,938	6,803	7,131	6,296	4,361
Less: Siemens Financial Services (SFS) Debt	(9,592)	(9,521)	(9,373)	(9,764)	(9,941)	(9,359)
Less: Fair value hedge accounting adjustments(3)	(938)	(1,027)	(889)	(1,314)	(1,280)	(180)

Capital employed (continuing operations)(1)(2)	34,676	32,156	36,610	37,057	36,187	31,371

Capital employed	Average	09/30/2008	06/30/2008	03/31/2008	12/31/2007	09/30/2007
	(in millions of €)

Fit42010- Fiscal 2008
Total equity	31,569	27,380	32,419	32,715	35,705	29,627
Plus: Long-term debt	11,311	14,260	13,288	9,420	9,725	9,860
Plus: Short-term debt and current maturities of long-term debt	3,057	1,819	1,998	3,560	2,273	5,637
Less: Cash and cash equivalents	(6,081)	(6,893)	(7,735)	(5,614)	(6,158)	(4,005)

Capital employed (continuing operations)(1)(2)	38,352	36,549	39,728	39,908	41,234	34,340

(1)	In fiscal 2009 and 2008, capital employed (continuing operations) includes adjustments relating to minor assets and liabilities associated with Assets classified as held for disposal presented as discontinued operations. As of September 30, 2007, assets classified as held for disposal amount to €11,224 million and liabilities associated with assets classified as held for disposal amount to €4,445 million.

(2)	Average capital employed for a fiscal year is determined as a five-point average in capital employed of the respective quarters starting with the capital employed as of September 30 of the previous fiscal year.

(3)	Debt is generally reported with a value representing approximately the amount to be repaid. However for debt designated in a hedging relationship (fair value hedges), this amount is adjusted by changes in market value mainly due to changes in interest rates. Accordingly, we deduct these changes in market value in order to end up with an amount of debt that approximately will be repaid, which we believe is a more meaningful figure for the calculation presented above. For further information on fair value hedges see, “Notes to Consolidated Financial Statements.”

	ROCE		ROCE (adjusted)
	Fit42010		One Siemens
	Year Ended		Year Ended
	September 30,		September 30,
	2010	2009	2010	2009
	(in millions of €)

Income from continuing operations before interest after tax
Net income	4,068	2,497	4,068	2,497
Plus: Other interest (income) expense, net	(317)	(111)	(317)	(111)
Less: SFS Other interest income (expense)(1)			339	265
Plus: Interest cost on Pension plans and similar commitments(2)			315	270
Less: Taxes on interest adjustments(3)	92	41	(98)	(157)

Income before interest after tax	3,843	2,427	4,307	2,764

Plus: (Income) loss from discontinued operations, net of income taxes	44	(40)	44	(40)

Income from continuing operations before interest after tax	3,887	2,387	4,351	2,724

Return on capital employed (ROCE) (continuing operations)
(I) Income from continuing operations before interest after tax	3,887	2,387	4,351	2,724
(II) Average capital employed (continuing operations)	37,360	39,100	33,513	34,676
(I)/(II) ROCE (continuing operations)	10.4%	6.1%	13.0%	7.9%

(1)	SFS Other income (expense) is included in Other interest income (expense), net. Adding back SFS Other income (expense) in the nominator corresponds to the adjustment for SFS Debt in the denominator.

(2)	For fiscal 2010 and 2009, interest cost on Pension plans and similar commitments is calculated using the weighted average discount rate of our principal pension benefit plans at period-end for the fiscal year ended September 30, 2009 (5.3%) and for the fiscal year ended September 30, 2008 (6.2%) (both as reported in “Notes to Consolidated Financial Statements”) applied to Pension plans and similar commitments as reported in the “Consolidated Statements of Financial Position” as of September 30, 2009 and 2008, respectively.

(3)	Effective tax rate for the determination of taxes on interest adjustments is calculated by dividing Income from continuing operations before income taxes through Income taxes, both as reported in the “Consolidated Statements of Income.”

For the year ended September 30, 2008, ROCE (continuing operations) as defined under our Fit42010 program was 4.8%. The calculation of average capital employed (continuing operations) amounting to €38.352 billion is presented in the table before. As Other interest (income) expense, net was €-, Income from continuing operations before interest after tax as the nominator for the ROCE calculation amounted to 1.859 billion and therefore equals Income from continuing operations as presented in the “Consolidated Statements of Income.”

Due to rounding, numbers presented may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

Free cash flow

	Year Ended September 30,
	2010	2009	2008
	(in millions of €)

Free cash flow (continuing and discontinued operations)
Net cash provided by (used in) operating activities (continuing and discontinued operations)	9,349	6,101	8,041
Less: Additions to intangible assets and property, plant and equipment	(2,336)	(2,460)	(3,138)

Free cash flow (continuing and discontinued operations)	7,013	3,641	4,903

Net cash provided by (used in) investing activities (continuing and discontinued operations)	(2,847)	(3,162)	176
Net cash provided by (used in) financing activities (continuing and discontinued operations)	(2,646)	375	(6,129)
Free cash flow (continuing operations)
Net cash provided by (used in) operating activities (continuing operations)	9,447	6,246	8,738
Less: Additions to intangible assets and property, plant and equipment (continuing operations)	(2,336)	(2,460)	(2,999)

Free cash flow (continuing operations)	7,111	3,786	5,739

Net cash provided by (used in) investing activities (continuing operations)	(2,768)	(2,968)	(9,446)
Net cash provided by (used in) financing activities (continuing operations)	(2,823)	36	3,730

Due to rounding, numbers presented may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

Adjusted EBITDA and adjusted EBIT

	Year Ended September 30,
	2010	2009	2008
	(in millions of €)

Net income	4,068	2,497	5,886
Plus: (Income) loss from discontinued operations, net of income taxes	44	(40)	(4,027)
Income from continuing operations	4,112	2,457	1,859
Plus: Income taxes	1,699	1,434	1,015
Income from continuing operations before income taxes	5,811	3,891	2,874
Plus: Other financial (income) expense, net(1)	336	433	74
Plus: Interest expense(1)	1,890	2,213	2,208
Less: Interest income(1)	(2,161)	(2,136)	(2,404)
Plus: (Income) loss from investments accounted for using the equity method, net	40	1,946	(260)

Adjusted EBIT (continuing operations)	5,916	6,347	2,492
Plus: Amortization, depreciation and impairments(2)	4,118	2,872	3,093

Adjusted EBITDA (continuing operations)	10,034	9,219	5,585

(1)	The total of Other financial income (expense), net, Interest expense and Interest income as reported in the “Consolidated Statements of Income” equals Financial income (expense), net in the Reconciliation to adjusted EBITDA presented in “Reconciliation to adjusted EBITDA (continuing operations).”

(2)	Amortization, depreciation and impairments as reported in “Segment Information (continuing operations)” within “Notes to Consolidated Financial Statements” does not include impairments of goodwill. Impairments of goodwill are presented in “Reconciliation to adjusted EBITDA (continuing operations).”

Due to rounding, numbers presented may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

Earnings effect from purchase price allocation (PPA effects) and integration costs

If we report a profit margin adjusted for PPA effects and integration costs effects, we also report the absolute values of the PPA effects and integration costs for which the profit margin is adjusted. The percentage points derived enable investors to determine a profit margin including these effects.

Net debt

For a quantitative reconciliation of net debt to total debt, refer to “Liquidity and capital resources—Capital structure.”

Adjusted industrial net debt

	Fit42010		One Siemens
	September 30,		September 30,
	2010	2009	2010	2009
	(in millions of €)

Short-term debt	2,416	698	2,416	698
Plus: Long-term debt(1)	17,497	18,940	17,497	18,940
Less: Cash and cash equivalents	(14,108)	(10,159)	(14,108)	(10,159)
Less: Current available for sale financial assets	(246)	(170)	(246)	(170)

Net debt	5,560	9,309	5,560	9,309
Less: SFS Debt	(10,028)	(9,521)	(10,028)	(9,521)
Plus: Funded status principal pension benefit plans	6,357	4,015
Plus: Funded status principal other post-employment benefit plans	738	646
Plus: Pension plans and similar commitments			8,464	5,938
Plus: Credit guarantees	597	313	597	313
Less: 50% nominal amount hybrid bond(2)	(886)	(862)	(886)	(862)
Less: Fair value hedge accounting adjustment(3)	(1,518)	(1,027)	(1,518)	(1,027)

(I) Adjusted industrial net debt	819	2,873	2,189	4,150

(II) Adjusted EBITDA (continuing operations)	10,034	9,219	10,034	9,219

(I)/(II) Adjusted industrial net debt/adjusted EBITDA (continuing operations)	0.08	0.31	0.22	0.45

(1)	Long-term debt including fair value hedge accounting adjustment of €1,518 million and €1,027 million for the fiscal year ended September 30, 2010 and 2009, respectively.

(2)	The adjustment for our hybrid bond considers the calculation of this financial ratio applied by rating agencies to classify 50 percent of our hybrid bond as equity and 50 percent as debt. This assignment follows the characteristics of our hybrid bond such as a long maturity date and subordination to all senior and debt obligations.

(3)	Debt is generally reported with a value representing approximately the amount to be repaid. However for debt designated in a hedging relationship (fair value hedges), this amount is adjusted by changes in market value mainly due to changes in interest rates. Accordingly, we deduct these changes in market value in order to end up with an amount of debt that approximately will be repaid, which we believe is a more meaningful figure for the calculation presented above. For further information on fair value hedges see, “Notes to Consolidated Financial Statements.”

Due to rounding, numbers presented may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

ITEM 6:	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

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

In carrying out its duties, each member of the Managing Board and Supervisory Board must exercise the standard of care of a prudent and diligent businessman, and is liable to Siemens for damages if he or she fails to do so. Each board is required to take into account a broad range of considerations in its decisions, including the interests of Siemens and those of its shareholders, employees and creditors. The Managing Board is required to respect the rights of shareholders to be treated on an equal basis and to receive equal information. The Managing Board is also required to ensure appropriate risk management within Siemens and to establish an internal control system.

The Supervisory Board has comprehensive monitoring functions. To ensure that these functions are carried out properly, the Managing Board must, among other things, regularly report to the Supervisory Board with regard to current business operations and future business planning. The Supervisory Board is also entitled to request special reports at any time.

As a general rule under German law, a shareholder has no direct recourse against either the members of the Managing Board or the Supervisory Board in the event that they are believed to have breached a duty to Siemens. Apart from in the event of insolvency and other special circumstances, only Siemens may assert a claim for damages against members of either board. Moreover, we may waive these damages or settle these claims only if at least three years have passed and if the shareholders approve the waiver or settlement at a Shareholders’ Meeting with a simple majority of the votes cast, provided that opposing shareholders do not hold, in the aggregate, one-tenth or more of our share capital and do not have their opposition formally noted in the minutes maintained by a German notary.

Supervisory Board

As required by our Articles of Association and German law, our Supervisory Board currently consists of 20 members. Ten were elected by our shareholders and ten were elected by our employees. The shareholders may, by a simple majority of the votes cast, remove any member of the Supervisory Board they have elected in a Shareholders’ Meeting. The employee representatives may, by a majority of three-quarters of the votes cast, be removed by the employee assembly that elected them.

The Supervisory Board elects a chairman and two deputy chairmen from among its members. The election of the chairman and the first deputy chairman requires a two-thirds majority vote. If either the chairman or the first deputy chairman is not elected by a vote of two-thirds of the members of the Supervisory Board, the shareholder representatives elect the chairman and the employee representatives elect the first deputy chairman by a simple majority of the votes cast. The Supervisory Board elects a second deputy chairman by simple majority vote. The Supervisory Board normally acts by simple majority vote, unless otherwise required by law, with the chairman having a deciding vote in the event of a second deadlock.

The Supervisory Board meets at least twice during each half year, normally five times each year. Its main functions are:

•	to monitor the management of the Company;

•	to appoint and dismiss members of our Managing Board;

•	to represent the Company in its dealings with the Managing Board or when its interests are adverse to those of the Managing Board. For example, when the Company enters into an employment agreement with a

Managing Board member, the Supervisory Board determines the salary and other compensation components, including pension benefits; and

•	to approve matters in any areas that the Supervisory Board has made subject to its approval, either generally or in a specific case.

Each member of the Supervisory Board is elected for a maximum term of approximately five years, which expires at the end of the Annual Shareholders’ Meeting in which the shareholders ratify the acts of the Supervisory Board member for the fourth fiscal year following the fiscal year in which the member was elected. Our Articles of Association establish the compensation of the Supervisory Board members. For further details, see “Compensation report.”

The following table sets forth the names of the members of our Supervisory Board, their dates of birth, the expiration of their respective terms, their board positions and principal occupations, and their principal outside directorships at September 30, 2010:

Companies at which
	Date of	Term	Board position and	Supervisory Board and similar
Name	birth	expires	principal occupation	positions were held

Dr. Gerhard Cromme	2/25/1943	Annual Shareholders’ Meeting 2013	Chairman of the Supervisory Board; Chairman of the Supervisory Board, ThyssenKrupp AG	Allianz SE; Axel Springer AG; ThyssenKrupp AG; Compagnie de Saint-Gobain S.A.
Berthold Huber(1)	2/15/1950	Annual Shareholders’ Meeting 2013	First Deputy Chairman; First Chairman, IG Metall	Audi AG; Porsche Automobil Holding SE
Dr. Josef Ackermann	2/7/1948	Annual Shareholders’ Meeting 2013	Second Deputy Chairman; Chairman of the Management Board and the Group Executive Committee, Deutsche Bank AG	Belenos Clean Power Holding Ltd.; Royal Dutch Shell plc; Zurich Financial Services AG
Lothar Adler(1)	2/22/1949	Annual Shareholders’ Meeting 2013	Member; Chairman of the Central Works Council, Siemens AG	—
Jean-Louis Beffa	8/11/1941	Annual Shareholders’ Meeting 2013	Member	Claude Bernard Participations SAS; Compagnie de Saint-Gobain S.A.; GDF SUEZ S.A.; Groupe Bruxelles Lambert; JL2B Conseil; Le Monde S.A.; Le Monde & Partenaires Associés S.A.S.; Saint-Gobain Corporation; Société Editrice du Monde S.A.
Gerd von Brandenstein	4/6/1942	Annual Shareholders’ Meeting 2013	Member; Economist	degewo Aktiengesellschaft
Michael Diekmann	12/23/1954	Annual Shareholders’ Meeting 2013	Member; Chairman of the Board of Management of Allianz SE	Allianz Deutschland AG; Allianz Global Investors AG; BASF SE; Linde AG; Allianz France SA; Allianz S.p.A.
Dr. Hans Michael Gaul	3/2/1942	Annual Shareholders’ Meeting 2013	Member	Evonik Industries AG; EWE Aktiengesellschaft; HSBC Trinkaus & Burkhardt AG; IVG Immobilien AG; VNG-Verbundnetz Gas AG; Volkswagen AG

Companies at which
	Date of	Term	Board position and	Supervisory Board and similar
Name	birth	expires	principal occupation	positions were held

Prof. Dr. Peter Gruss	6/28/1949	Annual Shareholders’ Meeting 2013	Member; President of the Max-Planck-Gesellschaft zur Förderung der Wissenschaften e.V.	Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München
Bettina Haller(1)	3/14/1959	Annual Shareholders’ Meeting 2013	Member; Chairwoman of the Combine Works Council, Siemens AG	—
Hans-Jürgen Hartung(1)	3/10/1952	Annual Shareholders’ Meeting 2013	Member; Chairman of the Works Council, Siemens Energy Sector, Erlangen, Germany	—
Harald Kern(1)	3/16/1960	Annual Shareholders’ Meeting 2013	Member; Member of the Central Works Council, Siemens AG; Deputy Chairman of the Siemens Europe Committee	—
Dr. Nicola Leibinger-Kammüller	12/15/1959	Annual Shareholders’ Meeting 2013	Member; President and Chairwoman of the Managing Board of TRUMPF GmbH + Co. KG	Axel Springer AG; Deutsche Lufthansa AG; Voith AG
Werner Mönius(1)	5/16/1954	Annual Shareholders’ Meeting 2013	Member; Chairman of the Siemens Europe Committee	—
Håkan Samuelsson	3/19/1951	Annual Shareholders’ Meeting 2013	Member	Scandferries Holding GmbH; Scandlines GmbH; Volvo Car Corporation
Dieter Scheitor(1)	11/23/1950	Annual Shareholders’ Meeting 2013	Member; Physicist; Trade Union Commissioner for Siemens, IG Metall	—
Dr. Rainer Sieg(1)	12/20/1948	Annual Shareholders’ Meeting 2013	Member; Chairman of the Committee of Spokespersons, Siemens group; Chairman of the Central Committee of Spokespersons, Siemens AG	—
Birgit Steinborn(1)	3/26/1960	Annual Shareholders’ Meeting 2013	Member; Deputy Chairwoman of the Central Works Council, Siemens AG	—
Lord Iain Vallance of Tummel	5/20/1943	Annual Shareholders’ Meeting 2013	Member; Chairman, Amsphere Ltd.	—
Sibylle Wankel(1)	3/3/1964	Annual Shareholders’ Meeting 2013	Member; Attorney, Bavarian Regional Headquarters, IG Metall	Vaillant GmbH; ZEPPELIN GmbH

(1)	Employee representative.

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

Name of committee	Current members

Chairman’s Committee	Chairman Dr. Gerhard Cromme, Lothar Adler(1), Dr. Josef Ackermann, Berthold Huber(1).
Audit Committee	Chairman Dr. Hans Michael Gaul, Dr. Gerhard Cromme, Bettina Haller(1), Dieter Scheitor(1), Birgit Steinborn(1), Lord Iain Vallance of Tummel.
Compliance Committee	Chairman Dr. Gerhard Cromme, Lothar Adler(1), Dr. Hans Michael Gaul, Bettina Haller(1), Lord Iain Vallance of Tummel, Sibylle Wankel(1).
Finance and Investment Committee	Chairman Dr. Gerhard Cromme, Lothar Adler(1), Jean-Louis Beffa, Gerd von Brandenstein, Werner Mönius(1), Håkan Samuelsson, Dieter Scheitor(1), Birgit Steinborn(1).
Nominating Committee	Chairman Dr. Gerhard Cromme, Dr. Josef Ackermann, Dr. Hans Michael Gaul.
Mediation Committee	Chairman Dr. Gerhard Cromme, Lothar Adler(1), Dr. Josef Ackermann, Berthold Huber(1).

(1) Employee representative.

Managing Board

Our Managing Board currently consists of eight members. This reflects the appointment of Brigitte Ederer as of July 1, 2010 and the voluntary resignation of Dr. Heinrich Hiesinger as of September 30, 2010.

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

Our Managing Board has one committee, the Equity and Employee Stock Committee, which is authorized to make certain decisions without seeking the approval of the full Managing Board. The Equity and Employee Stock Committee is responsible for certain capital measures as well as for the issuance of employee stock, including the determination of the terms of such issuances. The members of this committee are President and CEO Peter Löscher, Executive Vice-President and CFO Joe Kaeser and Executive Vice-President Brigitte Ederer.

The Supervisory Board appoints the members of the Managing Board for a maximum term of five years. They may be re-appointed or have their term extended for one or more terms of up to a maximum of five years each. The Supervisory Board may remove a member of the Managing Board prior to the expiration of its term for good cause, generally by a two-thirds majority of the votes cast. According to the Managing Board’s Bylaws, the age of a member of the Managing Board shall generally not exceed 65.

According to the Managing Board’s Bylaws, decisions of the Managing Board shall be taken unanimously whenever possible. If unanimity cannot be achieved, a decision shall require a simple majority of votes cast unless applicable law requires a larger majority. The President of the Managing Board shall have the deciding vote in the event of a deadlock.

The following table sets forth the names of the members of our Managing Board, their dates of birth, the expiration of their respective terms, their current positions and their principal outside directorships at September 30, 2010:

Companies at which
	Date of	Term		Supervisory Board and similar
Name	birth	expires	Current position	positions were held

Peter Löscher	9/17/1957	3/31/2012	President and CEO	Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München
Joe Kaeser	6/23/1957	3/31/2016	Executive Vice-President and CFO	Allianz Deutschland AG; Bayerische Börse AG; Enterprise Networks Holdings B.V.; NXP Semiconductors N.V.
Wolfgang Dehen	2/9/1954	3/31/2012	Executive Vice-President	TÜV Süd AG
Brigitte Ederer(1)	2/27/1956	6/30/2015	Executive Vice-President	Boehringer Ingelheim RCV GmbH; Österreichische Industrieholding AG (ÖIAG)
Dr. Heinrich Hiesinger(2)	5/25/1960	9/30/2010	Executive Vice-President	Deutsche Messe Aktiengesellschaft (until 6/30/2010); INPRO Innovationsgesellschaft für fortgeschrittene Produktionssysteme in der Fahrzeugindustrie mbH (until 12/31/2009)
Barbara Kux	2/26/1954	11/16/2013	Executive Vice-President	ZF Friedrichshafen AG; Firmenich International SA (until 10/12/2010)
Prof. Dr. Hermann Requardt	2/11/1955	3/31/2016	Executive Vice-President	Software Aktiengesellschaft
Prof. Dr. Siegfried Russwurm	6/27/1963	3/31/2012	Executive Vice-President	Deutsche Messe Aktiengesellschaft
Peter Y. Solmssen	1/24/1955	3/31/2012	Executive Vice-President	—

(1) Brigitte Ederer was elected as a member of the Managing Board, effective July 1, 2010.

(2) Dr. Heinrich Hiesinger ceased to be a member of the Managing Board, effective September 30, 2010.

Compensation report

This section outlines the principles underlying the determination of the total compensation of the members of the Managing Board of Siemens AG, and sets out the structure and level of the remuneration of the Managing Board members. It also describes the policies governing, and levels of, compensation paid to Supervisory Board members.

Managing Board remuneration

The remuneration system for the Managing Board at Siemens is intended to provide an incentive for long-term corporate management with an emphasis on sustainability. Members of the Managing Board are expected to make a long-term commitment to and on behalf of the Company, and may benefit from any sustained increase in the Company’s value. A further aim is for their remuneration to be commensurate with the compensation paid by companies of comparable size and economic position. Exceptional achievements are to be rewarded adequately, while falling short of goals is intended to result in an appreciable reduction in remuneration. Finally, the Managing Board’s compensation also is structured so as to be attractive in comparison to that of competitors, with a view to attracting outstanding managers to our Company and keeping them with us for the long term.

The system and levels for the remuneration of the Managing Board are determined and regularly reviewed by the full Supervisory Board, based on proposals of the Chairman’s Committee. Additionally, in the fall of 2009 the Managing Board and Supervisory Board decided to submit the remuneration system for the Managing Board to the Shareholders’ Meeting for a vote. The remuneration system then in effect was approved by a large majority at the Annual Shareholders’ Meeting on January 26, 2010.

The revised remuneration system for the members of the Managing Board, the details of which are set forth below, became effective as of October 1, 2010 and will be presented for the approval of the Annual Shareholders’ Meeting in January 2011.

In fiscal 2010, the remuneration system for the Managing Board had the following components:

Base compensation is paid as a monthly salary. The base compensation of President and CEO Peter Löscher was set at the time of his appointment on July 1, 2007, and has remained unchanged since then. The base compensation of the other members of the Managing Board was at approximately the same level in fiscal 2010 as in 2003.

The variable cash compensation component (bonus) is based on the Company’s business performance in the past fiscal year. For a 100 percent target attainment (target amount) the amount of the bonus equals the amount of base compensation. Taking into consideration the Company’s long-term strategic orientation and using the target parameters of return on capital employed (ROCE), Free cash flow, and organic revenue growth at the group level, the Supervisory Board defines unique targets at the beginning of the fiscal year. The target parameters—in addition to other factors—also apply to senior executives, with a view to establishing a uniform and consistent target system throughout the Company. The Supervisory Board redefines the relative weighting of the target parameters each year.

The bonus is subject to a ceiling (cap), which amounted to 250 percent of the target amount for fiscal 2010. If targets are not met, the variable component is potentially not paid at all.

The Supervisory Board is entitled to revise the amount resulting from attaining targets by up to 20 percent upward or downward, at its duty-bound discretion (pflichtgemäßes Ermessen). In deciding on such a revision, the Supervisory Board may take into account the achievement of other goals that it has set at the beginning of the fiscal year.

Since fiscal 2006, the long-term stock-based compensation has consisted of a grant of forfeitable stock commitments (Stock Awards). The beneficiary of a Stock Award will receive one free share of Siemens stock after a vesting period. The vesting period for Stock Awards ends at the close of the second day after publication of the results of operation in the third calendar year after the date of the award.

For fiscal 2010, the Supervisory Board has decided to base its discretionary decision to grant Stock Awards on the average earnings per share (basic EPS) for the past three fiscal years. On the basis of prior years, the fair value of the awards for a target attainment of 100 percent would be €2.5 million for the President and CEO, and €1 million for the other members of the Managing Board. These values were not to be overrun or under-run by more than 20 percent for fiscal 2010 (cap).

With regard to the further terms of the Stock Awards, the same general principles apply to the Managing Board and senior executives; these principles are discussed in more detail in the “Notes to Consolidated Financial Statements.”

Since 2008, the remuneration system at Siemens has been significantly shaped by the Company-wide Siemens Share Ownership Guidelines. These require the members of the Managing Board to hold Siemens shares worth a multiple of their base compensation (300 percent for the President and CEO, 200 percent for the other members of the Managing Board) for the duration of their term of office on the Managing Board. Evidence that the required amounts of Siemens shares are held must first be provided in March 2012 and thereafter be provided annually. A four-year buildup period applies to members of the Managing Board who were appointed after October 1, 2008. If the value of the accrued holdings declines below the amount to be evidenced from time to time because the market price of Siemens stock decreases, the member of the Managing Board must acquire additional shares. At the end of the calendar year, the Company determines the number of shares required to fulfill the holding obligation and notifies each member of the Managing Board accordingly. Thereafter, each member of the Managing Board has time until the second Friday in March of the following year to balance any shortages. Accordingly, the Managing Board members are required to invest a significant portion of their assets in Siemens shares during their membership on the Board.

In fiscal 2010, under the Share Matching Plan, the members of the Managing Board had the option to invest up to 50 percent of the gross amount of their variable cash compensation component (bonus) in Siemens shares, and like the other plan participants, at the end of a vesting period of approximately three years, they will receive one additional free share of Siemens stock (matching share) for every three shares they acquired and continuously held.

Since fiscal 2005, members of the Managing Board have been included in the Siemens Defined Contribution Benefit Plan (BSAV), the general conditions of which are uniformly applicable to all employees of Siemens AG in Germany. The former retirement benefit system was integrated into the BSAV in October 2004. Under the BSAV, members of the Managing Board receive contributions that are credited to their personal pension account. The amount of the annual contributions is based on a predetermined percentage which refers to the base compensation and the target amount for the bonus. This percentage was set by the Chairman’s Committee of the Supervisory Board at 28 percent when the system was introduced in October 2004, and has been reconfirmed at that figure each year since. Furthermore, special contributions may be granted on the basis of individual decisions of the Supervisory Board. If a member of the Managing Board had earned a pension benefit entitlement from the Company before the BSAV was introduced, a portion of his contributions went toward financing this prior commitment.

Managing Board contracts entered into in or after June 2007 provide for a compensatory payment if membership on the Managing Board is terminated early without serious cause. The amount of this payment may not exceed the value of two years’ compensation (cap). This rule does not apply if an amicable termination is agreed at the request of the member of the Managing Board, or if there is serious cause for the Company to terminate the employment relationship.

In the event of a change of control—i.e., if one or more shareholders acting jointly or in concert acquire a majority of the voting rights in Siemens AG and exercise a controlling influence, or if Siemens AG becomes a dependent enterprise as a result of entering into an enterprise contract within the meaning of § 291 of the German Stock Corporation Act (Aktiengesetz), or if Siemens AG is to be merged into an existing corporation or other entity—any member of the Managing Board has the right to terminate his or her contract with the Company if such a change of control results in a substantial change in position (e.g., due to a change in corporate strategy or a change in the Managing Board member’s duties and responsibilities). If this right of termination is exercised, the member of the Managing Board is entitled to a severance payment in the amount of the base compensation applicable for the last fiscal year that ended before the termination of the contract, plus the target bonus for the remainder of the term of the contract. Managing Board contracts signed before 2008 provided for a settlement of at least three years’ remuneration for the remaining term of the contract; Managing Board contracts signed in or after June 2008 limit this severance entitlement to not more than three years’ remuneration. In addition, non-monetary benefits are settled by a cash payment equal to five percent of the severance payment. The stock-based components for which a firm commitment exists will remain unaffected. There is no entitlement to a severance payment if the member of the Managing Board receives benefits from third parties in connection with the change of control. Moreover, there is no right to terminate if the change of control occurs within a period of twelve months prior to a Managing Board member’s retirement.

The Supervisory Board engaged an independent outside compensation consultant to review the appropriateness and level of the Managing Board’s compensation for fiscal 2010. The independent compensation consultant confirmed that the remuneration of the Managing Board on the basis of the target attainment for fiscal 2010 was appropriate. Taking this expert review into account and after reviewing the achievement of the targets set at the beginning of the fiscal year, the Supervisory Board decided at its meeting of November 10, 2010, based on the remuneration system in effect for fiscal 2010, to set the variable cash compensation component, the Stock Awards to be granted, and the pension benefit contributions as follows:

Variable cash compensation component (bonus)—In setting the targets for the variable cash compensation component (bonus) at the beginning of fiscal 2010, the Supervisory Board took into account that the Company’s business has felt the repercussions of the worldwide economic and financial crisis:

Given the uncertainty in the financial markets at the beginning of the fiscal year, the Supervisory Board assigned primary priority to safeguarding adequate liquidity, and allowed for that fact in weighting the target parameters.

Based on a reported ROCE of 6.1 percent in fiscal 2009, in determining the target ROCE for fiscal 2010 the Supervisory Board took into account that the Company was expecting a decrease in organic revenue because of the economic and financial crisis.

In fiscal 2009, Siemens was able to maintain its revenue stable at the prior-year’s level, notwithstanding the economic and financial crisis. Nevertheless, on a comparable basis the Company’s new orders decreased by approximately 14 percent as a result of economic conditions. This development prompted the Supervisory Board to adjust the targets for organic revenue growth for fiscal 2010, with a view to setting a goal that, while ambitious, was nonetheless realistic.

As a consequence, the following targets were set and attained with respect to the variable cash compensation component:

			Actual 2010
Target parameter	Weight	100% of target	figure(1)	Target attainment

ROCE	30%	10.30%	14.88%	201.78%
Free cash flow (FCF)	40%	€2,205 million	€7,863 million	250.00%
Revenue growth (organic)	30%	(3.00)%	(2.51)%	106.81%
Total target attainment	100%	—	—	192.58%

(1)	The values measured for target attainment for ROCE and Free cash flow were adjusted for certain non-recurring factors.

The values measured for target attainment were adjusted for non-recurring factors pursuant to the rules determined by the Supervisory Board at the beginning of the fiscal year. Accordingly, the actual values were adjusted for changes in the portfolio, impairment of non-current assets, and certain restructuring expenses, if any individual factor in these areas would have affected target attainment by more than five percent of the relevant target parameter.

The Supervisory Board also decided, exercising its duty-bound discretion (pflichtgemäßes Ermessen), to increase the bonus payout amounts resulting from the target attainment by five percent, resulting in a target attainment of 202 percent for the determination of the payout amounts. In its decision, the Supervisory Board took account of the achievement of targets relevant to the Compliance Program and the growth of the Company’s Environmental Portfolio. Furthermore, the Supervisory Board took into account the performance of Siemens’ business volume and profitability in fiscal 2010 in comparison to its competitors General Electric, Philips, ABB and Alstom.

Long-term stock-based compensation—For fiscal 2010, the Supervisory Board determined that the decision on the grant of Stock Awards would take account of the average earnings per share (basic EPS) from continuing operations for the past three fiscal years (2008—2010). The earnings for fiscal 2010 resulted in an average EPS of €3.01 (continuing operations) for fiscal 2008—2010, yielding a target attainment of 114 percent. The Stock Awards were recorded at the closing price of Siemens stock in Xetra trading on the date of commitment less the present value of dividends expected during the vesting period, because Stock Award holders are not entitled to receive dividends. The resulting value amounted to €77.76 (2009: €60.79).

Total compensation—The decisions by the Supervisory Board described above yield total compensation of €34.2 million for the Managing Board for fiscal 2010 (2009: €27.3 million), an increase of 25 percent. Of this amount, €24.2 million (2009: €17.9 million) was attributable to the cash compensation component and €10.0 million (2009: €9.4 million) to stock-based compensation.

The following compensation was determined for each of the members of the Managing Board for fiscal 2010 (individualized disclosure):

					Stock-based compensation(1)
			Variable		(Stock Awards)
	Fixed compensation (base compensation)		cash compensation component (bonus)		Shares	Fair value	Shares	Fair value
	2010	2009	2010	2009	2010		2009
	(Amounts in number of units or €)

Managing Board members serving as of September 30, 2010
Peter Löscher	1,980,000	1,980,000	4,084,622	2,552,512	36,652	2,850,060	41,126	2,500,050
Wolfgang Dehen	780,000	780,000	1,577,230	1,268,717	14,661	1,140,039	16,451	1,000,056
Brigitte Ederer(3)	195,000	—	394,308	—	3,666	285,068	—	—
Dr. Heinrich Hiesinger(4)	780,000	780,000	1,577,230	795,549	—	—	16,451	1,000,056
Joe Kaeser	780,000	780,000	1,577,230	985,624	14,661	1,140,039	16,451	1,000,056
Barbara Kux(5)	780,000	680,333	1,577,230	862,421	14,661	1,140,039	14,394	875,011
Prof. Dr. Hermann Requardt	780,000	780,000	1,577,230	953,646	14,661	1,140,039	16,451	1,000,056
Prof. Dr. Siegfried Russwurm	780,000	780,000	1,577,230	985,624	14,661	1,140,039	16,451	1,000,056
Peter Y. Solmssen	780,000	780,000	1,577,230	985,624	14,661	1,140,039	16,451	1,000,056
Former member of the Managing Board
Jim Reid-Anderson(6)	—	130,000	—	193,994	—	—	—	—

Total	7,635,000	7,470,333	15,519,540	9,583,711	128,284	9,975,362	154,226	9,375,397

	Other compensation(2)		Total
(Continued)	2010	2009	2010	2009
	(Amounts in number of units or €)

Managing Board members serving as of September 30, 2010
Peter Löscher	67,360	86,470	8,982,042	7,119,032
Wolfgang Dehen	49,984	49,904	3,547,253	3,098,677
Brigitte Ederer(3)	10,372	—	884,748	—
Dr. Heinrich Hiesinger(4)	35,942	35,750	2,393,172	2,611,355
Joe Kaeser	66,587	66,455	3,563,856	2,832,135
Barbara Kux(5)	462,073	206,569	3,959,342	2,624,334
Prof. Dr. Hermann Requardt	58,947	60,331	3,556,216	2,794,033
Prof. Dr. Siegfried Russwurm	52,607	43,981	3,549,876	2,809,661
Peter Y. Solmssen	314,012	74,942	3,811,281	2,840,622
Former member of the Managing Board
Jim Reid-Anderson(6)	—	260,927	—	584,921

Total	1,117,884	885,329	34,247,786	27,314,770

(1)	The expenses recognized for stock-based compensation (Stock Awards) and for the Share Matching Plan for current and former members of the Managing Board in accordance with IFRS in fiscal 2010 and 2009 amounted to €8,266,027 and €5,242,845, respectively. The following amounts pertained to the members of the Managing Board in office in fiscal 2010: Peter Löscher €1,930,604 (2009: €1,097,255), Wolfgang Dehen €734,877 (2009: €463,803), Brigitte Ederer €0 (2009: €0), Dr. Heinrich Hiesinger €974,015 (2009: €696,222), Joe Kaeser €1,011,350 (2009: €730,740), Barbara Kux €276,178 (2009: €0), Prof. Dr. Hermann Requardt €975,639 (2009: €697,302), Prof. Dr. Siegfried Russwurm €741,426 (2009: €483,864), Peter Y. Solmssen €680,793 (2009: €440,007). An amount of €0 (2009: €0) pertained to Jim Reid-Anderson, who was elected a full member of the Managing Board effective May 1, 2008, and resigned from the Board effective November 30, 2008.

(2)	Other compensation includes non-cash benefits arising, for example, from the provision of company cars in the amount of €185,338 (2009: €184,643), subsidized insurance in the amount of €71,904 (2009: €60,657) and reimbursement of legal and/or tax advice fees, accommodation and moving expenses and costs associated with preventive medical examinations in the amount of €860,642 (2009: €640,029).

(3)	Brigitte Ederer was elected a full member of the Managing Board effective July 1, 2010.

(4)	Dr. Heinrich Hiesinger resigned from the Managing Board effective at the end of the day on September 30, 2010.

(5)	Barbara Kux was elected a full member of the Managing Board effective November 17, 2008.

(6)	Jim Reid-Anderson, who was elected a full member of the Managing Board effective May 1, 2008, and resigned from the Board effective November 30, 2008, received a consultant’s fee in fiscal 2010, as well as the compensation required under his post-contractual non-compete agreement.

Pension benefit commitments—The amount of the contributions to the Siemens Defined Contribution Benefit Plan (BSAV) is determined annually by the Supervisory Board. The contributions under the BSAV are added to the personal pension account each January following the close of the fiscal year, with value date on January 1. Until the beneficiary’s time of retirement, the pension account is credited with an annual interest payment (guaranteed interest) on January 1 of each year.

For fiscal 2010, the members of the Managing Board were granted contributions under the BSAV totaling €4.3 million (2009: €4.5 million), based on a resolution of the Supervisory Board dated November 10, 2010. Of this amount, €0.1 million (2009: €0.1 million) related to funding of pension commitments earned prior to transfer to the BSAV and the remaining €4.2 million (2009: €4.4 million) to contributions granted under the BSAV.

The following table shows, among other things, individualized details of the contributions (additions) under the BSAV attributable to the members of the Managing Board for fiscal 2010.

							Of which, funding	Of which, funding
							of pension	of pension
	Balance		Balance	Total	Total		commitments earned	commitments earned	Of which,	Of which,
	of BSAV account		of BSAV account	contributions	contributions		prior to transfer	prior to transfer	contributions	contributions to
Defined Contribution	at September 30,		at September 30,	for fiscal	for fiscal		to BSAV	to BSAV	to BSAV account	BSAV account
Benefit Plan (BSAV)	2010(1)		2009(1)	2010	2009		2010	2009	2010	2009
	(Amounts in €)

Managing Board members serving as of September 30, 2010
Peter Löscher	11,444,745		10,097,550	1,120,000	1,120,000		—	—	1,120,000	1,120,000
Wolfgang Dehen	1,188,777		768,349	436,800	436,800		33,660	33,660	403,140	403,140
Brigitte Ederer(2)	—		—	109,200	—		—	—	109,200	—
Dr. Heinrich Hiesinger(3)	1,507,773		1,078,039	436,800	436,800		31,322	31,322	405,478	405,478
Joe Kaeser	1,848,093		1,403,805	436,800	436,800		24,097	24,097	412,703	412,703
Barbara Kux(4)	740,400	(5)	—	436,800	740,400	(5)	—	—	436,800	740,400	(5)
Prof. Dr. Hermann Requardt	1,785,597		1,346,321	436,800	436,800		27,816	27,816	408,984	408,984
Prof. Dr. Siegfried Russwurm	1,066,482		628,295	436,800	436,800		12,750	12,750	424,050	424,050
Peter Y. Solmssen	11,638,083		10,954,800	436,800	436,800		—	—	436,800	436,800
Former member of the Managing Board
Jim Reid-Anderson(6)	—		—	—	—		—	—	—	—

Total	31,219,950		26,277,159	4,286,800	4,481,200		129,645	129,645	4,157,155	4,351,555

(1)	In each case, including the additions in January 2010, but without reflecting minimum interest of currently 2.25 percent accrued in the meantime.

(2)	Brigitte Ederer was elected a full member of the Managing Board effective July 1, 2010.

(3)	Dr. Heinrich Hiesinger resigned from the Managing Board effective at the end of the day on September 30, 2010.

(4)	Barbara Kux was elected a full member of the Managing Board effective November 17, 2008.

(5)	Including the special addition of €340,000 as of January 2010, approved in fiscal 2009.

(6)	Jim Reid-Anderson was elected a full member of the Managing Board effective May 1, 2008, and resigned from the Board effective November 30, 2008.

The defined benefit obligation (DBO) of all pension commitments to members of the Managing Board as of September 30, 2010, amounted to €44.6 million (2009: €33.9 million). This amount is included in “Notes to Consolidated Financial Statements.”

Former members of the Managing Board and their surviving dependents received emoluments within the meaning of § 314 (1), No. 6 b of the German Commercial Code (Handelsgesetzbuch, HGB) totaling €13.7 million (2009: €16.1 million) for the year ended September 30, 2010, and 14,661 Stock Awards with a total fair value of €1.1 million.

The defined benefit obligation (DBO) of all pension commitments to former members of the Managing Board and their surviving dependents, amounted to €175.7 million (2009: €159.5 million) as of September 30, 2010. This amount is included in “Notes to Consolidated Financial Statements.”

Other—No loans from the Company are provided to members of the Managing Board.

The following tables provide information concerning the Stock Awards and stock options held by members of the Managing Board that were components of the stock-based compensation in fiscal 2010 and prior years, as well as about the Managing Board members’ entitlements to matching shares under the Siemens Share Matching Plan.

The following table shows the changes in the Stock Awards held by Managing Board members in fiscal 2010:

	Balance at
	beginning		Granted		Vested		Forfeited		Balance at end
	of fiscal 2010		during fiscal year		during fiscal year		during fiscal year		of fiscal 2010(1)
		Weighted		Weighted		Weighted		Weighted		Weighted
		average		average		average		average		average
		fair value		fair value		fair value		fair value		fair value
		at grant		at grant		at grant		at grant		at grant
Stock Awards	Awards	date	Awards	date	Awards	date	Awards	date	Awards	date
				(Amounts in number of units or €)

Managing Board members serving as of September 30, 2010
Peter Löscher	76,613	45.69	41,126	60.79	—	—	—	—	117,739	50.96
Wolfgang Dehen	30,604	41.14	16,451	60.79	1,407	57.28	—	—	45,648	47.72
Brigitte Ederer(2)	6,326	50.43	2,879	60.79	445	57.28	—	—	8,760	53.49
Dr. Heinrich Hiesinger(3)	37,664	52.39	16,451	60.79	964	57.28	53,151	54.90	—	—
Joe Kaeser	39,586	53.14	16,451	60.79	935	57.28	—	—	55,102	55.35
Barbara Kux	—	—	14,394	60.79	—	—	—	—	14,394	60.79
Prof. Dr. Hermann Requardt	38,483	52.62	16,451	60.79	1,309	57.28	—	—	53,625	55.01
Prof. Dr. Siegfried Russwurm	29,540	41.75	16,451	60.79	513	57.28	—	—	45,478	48.46
Peter Y. Solmssen	26,561	37.65	16,451	60.79	—	—	—	—	43,012	46.50

Total	285,377	47.00	157,105	60.79	5,573	57.28	53,151	54.90	383,758	51.40

(1)	Amounts do not include Stock Awards granted in November 2010 for fiscal 2010. However, these amounts may include Stock Awards received as compensation by the Managing Board member before joining the Managing Board.

(2)	Brigitte Ederer was elected a full member of the Managing Board effective July 1, 2010.

(3)	Dr. Heinrich Hiesinger resigned from the Managing Board effective at the end of the day on September 30, 2010.

Stock options were issued for fiscal years 1999 through 2005 under the terms and conditions of the 1999 and 2001 Siemens Stock Option Plans approved by the Annual Shareholders’ Meetings of Siemens AG on February 18, 1999, and February 22, 2001. For details on the Siemens Stock Option Plans, see “Notes to Consolidated Financial Statements.”

At the beginning of fiscal 2010, Managing Board members held a total of 73,085 stock options, with a weighted average strike price of €73.65. These stock options pertained to the following board members (the figures in brackets are the weighted average strike price): Dr. Heinrich Hiesinger, 23,755 stock options (€73.56); Joe Kaeser, 21,850 stock options (€73.62); and Prof. Dr. Hermann Requardt, 27,480 stock options (€73.74).

No stock options were granted to Managing Board members in fiscal 2010.

On September 14, 2010, Dr. Heinrich Hiesinger exercised 11,845 stock options at a share price of €75.46; the strike price of these options was €74.59. No other stock options were exercised by Managing Board members in fiscal 2010.

A total of 33,655 (2009: 11,000) stock options with a strike price of €72.54 were forfeited in fiscal 2010. Of this total, 11,910 (2009: 0) forfeited options pertained to Dr. Heinrich Hiesinger, 10,355 (2009: 11,000) to Joe Kaeser, and 11,390 (2009: 0) to Prof. Dr. Hermann Requardt.

As of September 30, 2010, the members of the Managing Board held a total of 27,585 outstanding stock options, with a strike price of €74.59. Of this total, 11,495 options pertained to Joe Kaeser and 16,090 pertained to Prof. Dr. Hermann Requardt. The remaining term of these stock options as of September 30, 2010, was 0.1 years.

In fiscal 2010, the members of the Managing Board were entitled to participate in the Siemens Share Matching Plan, and under the plan were entitled to invest up to 50 percent of the annual gross amount of their variable cash compensation component (bonus) in Siemens shares. After expiration of a vesting period of approximately three years, plan participants will receive one free matching share of Siemens stock for every three Siemens shares acquired and continuously held under the plan, provided the participants were employed without interruption at

Siemens AG or a Siemens company until the end of the vesting period. The following table shows individualized details of the matching share entitlements acquired by the members of the Managing Board in fiscal 2010 and the applicable fair values.

			Entitlement to matching shares under the Share Matching Plan
	Balance at		Acquired		Due		Forfeited		Balance at
	beginning		during		during fiscal		during		end
	of fiscal 2010		fiscal year		year		fiscal year		of fiscal 2010(1)(2)
		Weighted		Weighted		Weighted		Weighted		Weighted
		average		average		average		average		average
	Entitlement	fair value	Entitlement	fair value	Entitlement	fair value	Entitlement	fair value	Entitlement	fair value
	to matching	at acquisition	to matching	at acquisition	to matching	at acquisition	to matching	at acquisition	to matching	at acquisition
	shares	date	shares	date	shares	date	shares	date	shares	date
	(Amounts in number of units or €)

Managing Board members serving as of September 30, 2010
Peter Löscher	—	—	—	—	—	—	—	—	—	—
Wolfgang Dehen	4,140	21.34	1,705	47.18	—	—	—	—	5,845	28.88
Brigitte Ederer(3)	560	21.34	—	—	—	—	—	—	560	21.34
Dr. Heinrich Hiesinger(4)	3,762	21.34	1,284	47.18	—	—	5,046	27.92	—	—
Joe Kaeser	3,855	21.34	1,590	47.18	—	—	—	—	5,445	28.89
Barbara Kux(5)	—	—	698	47.18	—	—	—	—	698	47.18
Prof. Dr. Hermann Requardt	3,228	21.34	1,027	47.18	—	—	—	—	4,255	27.58
Prof. Dr. Siegfried Russwurm	4,926	21.34	533	47.18	—	—	—	—	5,459	23.86
Peter Y. Solmssen	6,051	21.34	—	—	—	—	—	—	6,051	21.34

Total	26,522	21.34	6,837	47.18	—	—	5,046	27.92	28,313	26.41

(1)	Amounts may include entitlements acquired before the member joined the Managing Board.

(2)	The entitlements of the Managing Board members serving at the end of fiscal 2010 had the following fair values: Peter Löscher €0 (2009: €0), Wolfgang Dehen €169,623 (2009: €88,808), Brigitte Ederer €11,958 (2009: €11,958), Dr. Heinrich Hiesinger €0 (2009: €80,741), Joe Kaeser €158,102 (2009: €82,726), Barbara Kux €33,282 (2009: €0), Prof. Dr. Hermann Requardt €118,158 (2009: €69,346), Prof. Dr. Siegfried Russwurm €131,068 (2009: €105,581), Peter Y. Solmssen €129,588 (2009: €129,588). Jim Reid-Anderson, who was elected a full member of the Managing Board effective May 1, 2008, and resigned from the Board effective November 30, 2008, received no entitlements to matching shares in fiscal years 2009 or 2010. The above fair values also take into account that the shares were acquired under the Share Matching Plan at the lowest share price on December 17, 2009 (2009: December 17, 2008), and that a Company subsidy was provided under the Base Share Program.

(3)	Brigitte Ederer was elected a full member of the Managing Board effective July 1, 2010.

(4)	Dr. Heinrich Hiesinger resigned from the Managing Board effective at the end of the day on September 30, 2010.

(5)	Barbara Kux was elected a full member of the Managing Board effective November 17, 2008.

The Siemens Share Ownership Guidelines require the members of the Managing Board to hold Siemens shares worth a multiple of their average base compensation (300 percent for the President and CEO, 200 percent for the other members of the Managing Board) for the duration of their term of office on the Managing Board. As of September 30, 2010, the individual adherence to the Share Ownership Guidelines of each of the members of the Managing Board was as follows:

			Obligation under
	Share ownership		Share Ownership Guidelines
					Due date
				Required	for initial
	Number of		Required	number	measurement
	shares	Value(1)	value(2)	of shares(1)	of adherence
	(Amounts in number of units or €)

Managing Board members serving as of September 30, 2010
Peter Löscher	100,000	7,743,000	5,955,000	76,909	03/09/2012
Wolfgang Dehen	22,632	1,752,396	1,620,000	20,923	03/09/2012
Brigitte Ederer(3)	1,681	130,160	1,800,000	23,247	03/13/2015
Dr. Heinrich Hiesinger(4)	—	—	—	—	—
Joe Kaeser	27,655	2,141,327	1,620,000	20,923	03/09/2012
Barbara Kux	6,193	479,524	1,680,000	21,698	03/08/2013
Prof. Dr. Hermann Requardt	15,009	1,162,147	1,620,000	20,923	03/09/2012
Prof. Dr. Siegfried Russwurm	20,326	1,573,842	1,620,000	20,923	03/09/2012
Peter Y. Solmssen	31,028	2,402,498	1,620,000	20,923	03/09/2012

Total	224,524	17,384,894	17,535,000	226,469

(1)	On the basis of the closing price of Siemens stock in Xetra trading on September 30, 2010 (€77.43).

(2)	With effect of October 1, 2010, the amount of the obligation under the Share Ownership Guidelines will be determined on the basis of the average base compensation for the past four years.

(3)	Brigitte Ederer was elected a full member of the Managing Board effective July 1, 2010.

(4)	Dr. Heinrich Hiesinger resigned from the Managing Board effective at the end of the day on September 30, 2010.

Revisions to the remuneration system for the Managing Board for fiscal 2011—In fiscal 2010, the Supervisory Board decided to make further adjustments to the remuneration system for the Managing Board and to focus even more sharply on sustainable corporate management. The changes center around strengthening long-term components of compensation, with an associated expansion of deferred payouts. For a 100 percent target attainment, more than half of total remuneration will be awarded as stock-based compensation with a four-year vesting period. Additionally, over 50 percent of the variable component of compensation will be determined on the basis of multi-year target parameters. Furthermore, the remuneration of the members of the Managing Board will be more strongly aligned with the shareholders’ interest in a stable and long-term remunerative investment. In particular, this purpose is achieved by relating half of the long-term variable compensation to the multi-year performance of Siemens stock relative to five important competitors. Finally, for this purpose, adjustments in connection with the measurement of the target attainment for variable compensation components will be tightly limited to extraordinary developments which cannot be anticipated.

The following table shows the most significant revisions compared to the previous remuneration system:

Specifically, the following changes were adopted effective October 1, 2010:

The base compensation of the President and CEO will remain substantially unchanged. The base compensation of the other Managing Board members, which has hitherto remained at approximately the same level as in 2003, will be increased from €780,000 to €900,000 per year.

The variable compensation component (bonus) will continue to be determined on the basis of annual targets which are determined by the Supervisory Board at the beginning of the fiscal year. The starting point for the target setting is One Siemens, our target system for sustainably enhancing the Company value. Growth, return on capital employed (ROCE adjusted) and Free cash flow will continue to serve as target parameters under this target system. The Supervisory Board will take into consideration the position of Siemens in the market and relative to its competitors when setting the targets and defining the relative weighting of the target parameters each year. The target system for the members of the Managing Board thus provides an incentive for sustainably increasing the value of the Company.

In choosing the targets to be considered in deciding on possible adjustments to the bonus payouts (± 20 percent), the Supervisory Board will take account of incentives for sustainable corporate management. In addition, the adjustment option may be used to give special recognition for Managing Board members’ individual achievements.

Going forward, the bonus which had been paid out up to now entirely in cash, will be paid out half in cash, and half in the form of non-forfeitable commitments for Siemens stock (Bonus Awards). After a four-year vesting period, the beneficiary will receive one free share of Siemens stock for each Bonus Award. Instead of the transfer of Siemens stock, an equivalent cash settlement may be paid. This new arrangement will significantly increase the proportion of total compensation paid out as stock-based and deferred compensation.

The Supervisory Board also decided to lower the maximum amount for the bonus (cap) from 250 percent to 200 percent.

Long-term stock-based compensation will continue to be granted in the form of forfeitable Stock Awards. To further strengthen the focus on sustainability also for this compensation component, the Supervisory Board has extended the vesting period by one year from three years to four years.

The annual target amounts for Stock Awards (€2.5 million for the President and CEO, €1.0 million for the other Managing Board members) will remain unchanged. However, the Supervisory Board has defined mandatory rules for the grant of Stock Awards so that this remuneration component is also fully performance-related. The starting point is the Company-wide target system One Siemens which has been effective as of fiscal year 2011. This system focuses on sustainably enhancing Siemens’ value. The rules governing the grant of Stock Awards take this aspect into account as follows:

•	On the one hand, the annual grant of Stock Awards will depend on the sustainability of superior business performance. For this purpose, half of the annual target amount for Stock Awards will be linked to the average of the published earnings per share (basic EPS) for the past three fiscal years. At the end of the fiscal year, the Supervisory Board will determine a figure that represents the year’s target attainment, which may lie between 0 percent and 200 percent (cap). This target attainment will then determine the actual fair value of the award, and the resulting number of Stock Awards.

•	On the other hand, the performance of Siemens’ value relative to its competitors shall have a direct impact on remuneration. For this purpose, with respect to the other half of the annual target amount for Stock Awards, the Supervisory Board will first grant a number of Stock Awards equivalent to the fair value of half the target amount on the date of the award. The Supervisory Board will also decide on a target system (target value for 100 percent and target curve) for the performance of Siemens stock relative to—at present—five competitors (ABB, General Electric, Philips, Rockwell, Schneider). The reference period for measuring the target will be the same as the four-year vesting period for the Stock Awards. After this vesting period expires, the Supervisory Board will determine how much better or worse Siemens stock has performed relative to that of those competitors. This determination will yield a target attainment of between 0 percent and 200 percent (the cap). If the target attainment is above 100 percent, the members of the Managing Board will receive an additional cash payment based on how far the figure outperforms the target. If the target attainment is less than 100 percent, a number of Stock Awards equivalent to the shortfall from the target will expire without replacement.

The requirements of the Share Ownership Guidelines will remain basically unchanged. However, the amount of the obligation will henceforth be determined on the basis of the average base compensation for the past four years. Accordingly, changes that have been made to the base compensation in the meantime will be taken into account. Moreover, it will be possible to credit non-forfeitable stock awards (Bonus Awards) toward compliance with the Share Ownership Guidelines.

Formerly, members of the Managing Board were able to participate in the Share Matching Plan for employees and executives. Under the new remuneration system, they will no longer be able to do so.

Concerning the rules governing compensatory payments, the severance settlement in the event of a change of control will now be equivalent to no more than two years’ compensation uniformly for all Managing Board members. The calculation of the annual compensation will include the target amount for the Stock Awards. In addition, compensation or severance payments will be reduced in the future by 15 percent as a lump-sum allowance for discounted value and for income earned elsewhere. However, this reduction will apply only to the portion of the compensatory or severance payment that was calculated without taking account of the first six months of the remaining term of the Managing Board member’s contract.

Supervisory Board remuneration

The remuneration of the members of the Supervisory Board was determined at the Annual Shareholders’ Meeting through shareholder approval of a proposal by the Managing and Supervisory Boards. Details of the remuneration are set forth in the Articles of Association of Siemens AG. The remuneration of the members of the Supervisory Board is commensurate with compensation paid by companies of comparable size and reflects the responsibilities and scope of work of the Supervisory Board members as well as the Company’s economic situation and performance. The Chairman and deputy chairmen of the Supervisory Board, as well as the Chairmen and members of the Audit Committee and the Chairman’s Committee, and—to a lesser extent—the Compliance Committee and the Finance and Investment Committee, receive additional compensation.

The current remuneration policies for the Supervisory Board were authorized at the Annual Shareholders’ Meeting of January 27, 2009. Details are set out in § 17 of the Articles of Association of Siemens AG. As a result, the remuneration of Supervisory Board members for fiscal 2010 includes three components:

•	a fixed compensation component,

•	a short-term compensation component based on earnings per share, and

•	a long-term compensation component based on earnings per share.

Under this concept, each Supervisory Board member receives fixed compensation of €50,000 annually as well as short-term variable compensation of €150 for each €0.01 by which earnings per share as disclosed in the Consolidated Financial Statements exceed a minimum amount of €1.00; this minimum amount is increased annually by ten percent, beginning with the fiscal year starting on October 1, 2009. In addition, variable long-term compensation of €250 is paid for each €0.01 by which the average earnings per share over the last three completed fiscal years as disclosed in the Consolidated Financial Statements exceed the amount of €2.00; this minimum amount is increased annually by ten percent, beginning with the fiscal year starting on October 1, 2009. The determination of the Supervisory Board’s remuneration is based on basic earnings per share (basic EPS) from continuing operations as disclosed in the Consolidated Financial Statements prepared in accordance with the accounting principles to be applied in each case.

	2010					2009
		Short-term	Long-term				Short-term	Long-term
	Fixed	variable	variable			Fixed	variable	variable
	compensation	compensation	compensation	Total		compensation	compensation	compensation	Total
	(Amounts in €)

Supervisory Board members serving as of September 30, 2010
Dr. Gerhard Cromme(1)	200,000	206,400	81,000	487,400		200,000	96,000	88,000	384,000
Berthold Huber(1)(2)	100,000	103,200	40,500	243,700		78,125	37,500	34,375	150,000
Dr. Josef Ackermann(1)	100,000	103,200	40,500	243,700		83,333	40,000	36,667	160,000
Lothar Adler(1)(2)	100,000	103,200	40,500	243,700		90,625	43,500	39,875	174,000
Jean-Louis Beffa(1) .	62,500	64,500	25,313	152,313		53,906	25,875	23,719	103,500
Gerd von Brandenstein(1)	62,500	64,500	25,313	152,313		62,500	30,000	27,500	120,000
Michael Diekmann	47,222	48,733	19,125	115,080		47,917	23,000	21,083	92,000
Dr. Hans Michael Gaul(1)	112,500	116,100	45,563	274,163		112,500	54,000	49,500	216,000
Prof. Dr. Peter Gruss	47,222	48,733	19,125	115,080		50,000	24,000	22,000	96,000
Bettina Haller(1)(2)	87,500	90,300	35,438	213,238		75,000	36,000	33,000	144,000
Hans-Jürgen Hartung(2)(3)	50,000	51,600	20,250	121,850		37,500	18,000	16,500	72,000
Harald Kern(2)	50,000	51,600	20,250	121,850		50,000	24,000	22,000	96,000
Dr. Nicola Leibinger-Kammüller	47,222	48,733	19,125	115,080		50,000	24,000	22,000	96,000
Werner Mönius(1)(2)	62,500	64,500	25,313	152,313		56,250	27,000	24,750	108,000
Håkan Samuelsson(1)	62,500	64,500	25,313	152,313		59,896	28,750	26,354	115,000
Dieter Scheitor(1)(2)	87,500	90,300	35,438	213,238		87,500	42,000	38,500	168,000
Dr. Rainer Sieg	50,000	51,600	20,250	121,850		50,000	24,000	22,000	96,000
Birgit Steinborn(1)(2)	87,500	90,300	35,438	213,238		81,250	39,000	35,750	156,000
Lord Iain Vallance of Tummel(1)	87,500	90,300	35,438	213,238		83,854	40,250	36,896	161,000
Sibylle Wankel(1)(2)(4)	62,500	64,500	25,313	152,313		31,250	15,000	13,750	60,000
Former Supervisory Board members
Ralf Heckmann(2)(3)	—	—	—	—		45,833	22,000	20,167	88,000
Heinz Hawreliuk(2)(4)	—	—	—	—		43,750	21,000	19,250	84,000

Total	1,566,666	1,616,799	634,505	3,817,970	(5)	1,530,989	734,875	673,636	2,939,500	(5)

(1)	Dr. Gerhard Cromme as Chairman of the Supervisory Board and of the Chairman’s Committee, the Compliance Committee, the Finance and Investment Committee, and member of the Audit Committee; Berthold Huber as Deputy Chairman of the Supervisory Board and member of the Chairman’s Committee; Dr. Josef Ackermann as Deputy Chairman of the Supervisory Board and member of the Chairman’s Committee; Lothar Adler as member of the Chairman’s Committee, the Compliance Committee and the Finance and Investment Committee; Jean-Louis Beffa and Gerd von Brandenstein as members of the Finance and Investment Committee; Dr. Hans Michael Gaul as Chairman of the Audit Committee and member of the Compliance Committee; Bettina Haller as member of the Audit Committee and the Compliance Committee; Werner Mönius and Håkan Samuelsson as members of the Finance and Investment Committee; Dieter Scheitor as member of the Audit Committee and the Finance and Investment Committee; Birgit Steinborn as member of the Audit Committee and the Finance and Investment Committee; Lord Iain Vallance of Tummel as member of the Audit Committee and the Compliance Committee; and Sibylle Wankel as member of the Compliance Committee, each receive higher fixed and variable compensation.

(2)	Both the employee representatives on the Supervisory Board who represent the employees pursuant to § 3 (1) No. 1 of the German Codetermination Act (Mitbestimmungsgesetz, MitbestG) and the representatives of the trade unions on the Supervisory Board declared their readiness to transfer their compensation to the Hans Boeckler Foundation, in accordance with the guidelines of the Confederation of German Trade Unions (DGB).

(3)	Hans-Jürgen Hartung succeeded Ralf Heckmann on the Supervisory Board by court appointment as of the end of the Annual Shareholders’ Meeting on January 27, 2009.

(4)	Sibylle Wankel, formerly a substitute member of the Supervisory Board, became a full member of the Supervisory Board as successor to Heinz Hawreliuk with effect from April 1, 2009.

(5)	In addition, the members of the Supervisory Board are entitled to receive a meeting attendance fee of €1,000 for each meeting of the Supervisory Board and its committees that they attend. In fiscal 2010 Dr. Gerhard Cromme received meeting fees of €26,000 (2009: €28,000); Lothar Adler €20,000 (2009: €17,000); Dr. Hans Michael Gaul €17,000 (2009: €20,000); Bettina Haller €17,000 (2009: €16,000); Lord Iain Vallance of Tummel €17,000 (2009: €17,000); Dieter Scheitor €14,000 (2009: €17,000); Birgit Steinborn €14,000 (2009: €14,000); Dr. Josef Ackermann €13,000 (2009: €6,000); Berthold Huber €12,000 (2009: €7,000); Sibylle Wankel €11,000 (2009: €5,000); Jean-Louis Beffa €8,000 (2009: €9,000); Gerd von Brandenstein €8,000 (2009: €11,000); Werner Mönius €8,000 (2009: €10,000); Håkan Samuelsson €8,000 (2009: €9,000); Hans-Jürgen Hartung €6,000 (2009: €4,000); Harald Kern €6,000 (2009: €8,000); Dr. Rainer Sieg €6,000 (2009: €8,000); Michael Diekmann €5,000 (2009: €7,000); Prof. Dr. Peter Gruss €5,000 (2009: €8,000); Dr. Nicola Leibinger-Kammüller €5,000 (2009: €8,000); Ralf Heckmann €0 (2009: €12,000), and Heinz Hawreliuk €0 (2009: €11,000).

The Chairman of the Supervisory Board is entitled to receive 300 percent, and each of the deputy chairmen 150 percent, of the fixed and the variable compensation of an ordinary member. Furthermore, each member of the Audit Committee and the Chairman’s Committee is entitled to receive additional compensation amounting to 50 percent of the fixed and the variable compensation of an ordinary member, while the chairmen of these committees are entitled to receive additional compensation amounting to 100 percent of the fixed and the variable compensation of an ordinary member. In addition, each member of the Compliance Committee and the Finance and Investment Committee is entitled to receive additional compensation amounting to 25 percent of the fixed and the variable compensation of an ordinary member, while the chairmen of these committees are entitled to receive additional compensation amounting to 50 percent of the fixed and the variable compensation of an ordinary member. The aggregate compensation of the Chairman of the Supervisory Board is not to exceed 400 percent of the fixed and the variable compensation of an ordinary member. If a Supervisory Board member does not attend a meeting of the Supervisory Board, one third of the aggregate fixed and variable compensation due to that member is reduced by the percentage of Supervisory Board meetings not attended by the member in relation to the total number of Supervisory Board meetings held during the fiscal year.

In addition, the members of the Supervisory Board are entitled to receive a meeting attendance fee of €1,000 for each meeting of the Supervisory Board and its committees that they attend.

The members of the Supervisory Board are reimbursed for out-of-pocket expenses incurred in connection with their duties and for any sales tax to be paid on their remuneration. In consideration for the performance of his duties, the Chairman of the Supervisory Board is furthermore entitled to an office with secretarial support and use of the Siemens carpool service.

No loans from the Company are provided to members of the Supervisory Board.

Other

The Company provides a group insurance policy for board and committee members and certain employees of the Siemens organization that is taken out for one year and renewed annually. The insurance covers the personal liability of the insured in the case of a financial loss associated with employment functions. The insurance policy for fiscal 2010 includes a deductible for the members of the Managing Board and the Supervisory Board in compliance with the requirements of the German Stock Corporation Act (AktG) and the German Corporate Governance Code which replaced prior individual commitments. As part of these commitments, with effect from October 1, 2005, the Company and the individual members of the Managing Board and the Supervisory Board had agreed on a deductible up to an amount equivalent to 20 percent of the fixed salary or the fixed compensation component, respectively.

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

As of October 31, 2010, we had outstanding options exercisable for 928,357 shares under our option plan.

No options were issued to members of our Managing Board during fiscal 2011, 2010 and 2009. Since the authority to distribute options under this plan expired on December 13, 2006, no further options will be granted under this plan.

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

Stock Awards

In November 2004, we introduced Stock Awards as another means of providing stock-based compensation to our Managing Board, members of the top management of our domestic and foreign subsidiaries, and other eligible employees. Stock Awards are commitments to issue or transfer shares of Siemens AG to the grantee. Each stock award is subject to a vesting period of four years (if granted on or before September 30, 2007) or three years (if granted thereafter). Upon expiration of the vesting period, the grantee receives a corresponding number of shares of Siemens AG without additional payment.

Stock Awards cannot be transferred, sold, pledged or otherwise encumbered. They can be inherited only by spouses or—in the absence of a spouse—by children of the grantee. Stock Awards are not entitled to dividends paid during the vesting period.

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

In November 2010, the Company decided to grant a total of 1,372,306 Stock Awards with a grant date of November 12, 2010 of which an amount of 128,284 Stock Awards were granted to members of our Managing Board and 1,244,022 Stock Awards were granted to members of the top managements of domestic and foreign subsidiaries and other eligible employees of the Company.

The fair value of the Stock Awards is recorded at the market price of the Siemens share on the grant date less the present value of dividends expected during the waiting period. The following table sets forth information as to the Stock Awards we granted during fiscal 2011, 2010 and 2009:

	With respect to	With respect to	With respect to
	Stock Awards	Stock Awards	Stock Awards
	granted in	granted in	granted in
	fiscal 2011	fiscal 2010	fiscal 2009

Number of Stock Awards granted	1,372,306	1,361,586	1,992,392
Value per Stock Awards at grant date	€77.76	€60.79	€37.65
Total value of Stock Awards granted	€106.7 million	€82.8 million	€75.0 million

For further details, including the number of Stock Awards granted to the individual members of our Managing Board and their fair value, see “Compensation report.”

Stock Awards may be settled in newly issued shares of common stock of Siemens AG from authorized capital which may be reserved for this purpose, in treasury stock or in cash. The settlement method will be determined subsequently by the Managing Board and the Supervisory Board.

Share Matching Plan

Since fiscal year 2009, the members of the Managing Board as well as certain members of the top management of our domestic and foreign subsidiaries of the Company and other eligible employees of the Siemens group (the “Plan Participants”) may also participate in the new Share Matching Plan (the “Plan”). After expiration of a three-year vesting period, each Plan Participant is entitled to receive, without further payment, one matching share of Siemens stock for every three Siemens shares acquired and continuously held under the Plan. In December 2009, the members of the Managing Board acquired a total amount of 20,510 shares of Siemens stock under the Plan and are, hence, entitled to receive, after expiration of the three-year vesting period and provided that the shares were continuously held, a total amount of 6,837 matching shares. Furthermore, in December 2009, all Plan Participants, excluding the members of the Managing Board, acquired a total amount of 1,318,462 shares of Siemens stock under the Plan and are, hence, entitled to receive, after expiration of the three-year vesting period and provided that the shares were continuously held, a total amount of 439,487 matching shares. For further details, including the number of matching share entitlements under the Plan of the individual members of our Managing Board, see “Compensation report.”

In July 2010, the Supervisory Board resolved certain adjustments to the remuneration system for the Managing Board with effect from October 1, 2010. In this connection, the Supervisory Board decided that as of fiscal 2011, the members of the Managing Board will no longer be able to participate in the Share Matching Plan. For further details on the adjustments to the remuneration system for the Managing Board, see “Compensation report.”

Share ownership

As of October 13, 2010, the current Managing Board members held a total of 291,827 Siemens shares as well as stock options and stock awards on Siemens shares (exercisable within sixty days), representing less than 0.04 percent of the capital stock of Siemens AG. As of the same day, the current members of the Supervisory Board held a total of 5,146 Siemens shares as well as stock options and stock awards on Siemens shares (exercisable within sixty days), representing less than 0.01 percent of the capital stock of Siemens AG. These figures do not include 11,459,406 shares, or 1.25 percent of the capital stock, over which the von Siemens-Vermögensverwaltung GmbH (vSV), a German limited liability company, has voting control under powers of attorney based on an agreement between—among others—members of the Siemens family, including Mr. Gerd von Brandenstein, and vSV. These shares are voted together by vSV based on proposals by a committee representing members of the Siemens family. Mr. Gerd von Brandenstein is the current chairman of the executive committee and has a casting vote in case of a deadlock. The vSV is described in more detail under Item 7: “Major shareholders and Related party transactions—Major shareholders.”

For detailed information regarding the individual share ownership of each Managing Board member see “Compensation report—Managing Board compensation.”

Pursuant to § 15a of the German Securities Trading Act (Wertpapierhandelsgesetz, WpHG), members of the Managing and Supervisory Boards are required to disclose purchases or sales of shares of Siemens AG or financial instruments based on such shares if the total amount of transactions of a board member and any closely associated person is at least €5,000 during any calendar year. Any transactions reported to Siemens AG in accordance with this requirement were duly published and can be found on the Company’s Internet website at www.siemens.com/directors-dealings. For more information on this disclosure requirement, see Item 10: “Additional Information—Articles of Association and relevant provisions of German law—Disclosure requirement.”

ITEM 7:	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major shareholders

The von Siemens Vermögensverwaltung GmbH (vSV) is a German limited liability company and party to an agreement with, among others, members of the Siemens family. In order to bundle and represent their interests, the family established a family partnership. The vSV holds, on a sustained basis, powers of attorney allowing it to vote approximately 1.25 percent of our outstanding shares on behalf of members of the Siemens family. The family partnership or one of its committees makes proposals to the vSV with respect to the exercise of voting rights at Shareholders’ Meetings of the Company, which are taken into account by the vSV when acting within the bounds of its professional discretion. One of these committees is the executive committee, which is currently chaired by Mr. Gerd von Brandenstein, who is also a member of our Supervisory Board; he has a casting vote in the committee in case of a deadlock.

The Werner Siemens Stiftung Zug, Switzerland, a family sponsored foundation, has notified us that as of January 2, 2008, it held 27,739,285 shares, or 3.03 percent of our common shares, thus exceeding the 3 percent reporting threshold set forth in the German Securities Trading Act. We have received no further notification since that date.

BlackRock, Inc., New York, USA, has notified us that as of December 1, 2009, it held, directly or indirectly, 35,834,651 shares, or 3.92 percent of our common shares. We have received no further notification since that date.

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

As of September 30, 2010, we held 44,366,416 shares, or 4.85 percent of our common shares, which we had repurchased and held as treasury shares. For further information on share repurchases see Item 10: “Repurchase of own shares” and Item 16E: “Purchases of equity securities by the issuer and affiliated purchasers.” For further information on shares held in treasury see “Notes to Consolidated Financial Statements.”

Based on our share register, we had 707,908 shareholders of record as of September 30, 2010, and U.S. record holders held approximately 14.44 percent of our common shares at that date. In addition, the records of the depositary under our ADR Program, JPMorgan, show that there were 402 registered holders of our American Depositary Shares (ADSs) at that date. In September 2010, we commissioned an analysis of our shareholder structure, which showed that shareholders in the U.S. held roughly 21% of our share capital as of September 30, 2010.

Related party transactions

As reflected in the information in the tables above under Item 6: “Directors, senior management and employees—Management—Supervisory Board” and “—Managing Board,” some of our board members hold, or in the last year have held, positions of significant responsibility with other entities. We have relationships with almost all of these entities in the ordinary course of our business whereby we buy and sell a wide variety of products and services on arm’s length terms. Dr. Josef Ackermann is the Chairman of the Management Board of Deutsche Bank AG. Our transactions with Deutsche Bank AG are conducted on arm’s length basis and include securities underwriting, other investment banking services, and credit, money market and foreign exchange business as well as transaction banking services. Michael Diekmann is the Chairman of the Board of Management of Allianz SE. Our transactions with Allianz SE are conducted on arm’s length basis and include insurance business and asset management.

During the last fiscal year, there were no loans outstanding to members of our management.

We have relationships with many joint ventures and associates in the ordinary course of business whereby we buy and sell a wide variety of products and services generally on arm’s length terms. For information regarding our subsidiaries, joint ventures and associated companies in fiscal 2010, see “Notes to Consolidated Financial Statements” and Item 19: “List of subsidiaries and associated companies.”

As of September 30, 2010, loans given to joint ventures and associates amount to €427 million in total including a tranche of €250 million, nominal in relation to a Shareholder Loan Agreement between Siemens and NSN, an interest-free loan of €32 million granted to NSN, and an interest-free loan of €13 million granted to EN. For further information concerning loans that Siemens granted to NSN, see “Notes to Consolidated Financial Statements.”

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

	Price per				Average
	common share		DAX		daily trading
	High	Low	High	Low	volume(1)
	(€)				(millions of shares)

Annual highs and lows
2005	73.78	56.20	5,458.6	4,178.1	4.728
2006	79.77	61.37	6,611.8	5,292.1	5.313
2007	111.17	75.32	8,105.7	6,447.7	7.422
2008	107.29	35.52	7,949.1	4,127.4	7.571
2009	69.00	38.36	6,011.6	3,666.4	4.409
2010(2)	86.00	61.67	6,843.6	5,434.3	3.877
Quarterly highs and lows
2008
First quarter	107.29	66.42	7,949.1	6,182.3	8.907
Second quarter	77.10	67.90	7,225.9	6,418.3	5.958
Third quarter	79.38	64.91	6,609.6	5,807.1	6.059
Fourth quarter	63.73	35.52	5,806.3	4,127.4	9.510
2009
First quarter	56.19	38.36	5,026.3	3,666.4	5.909
Second quarter	54.99	42.97	5,144.1	4,131.1	4.324
Third quarter	66.45	46.00	5,736.3	4,572.7	3.615
Fourth quarter	69.00	60.20	6,011.6	5,353.4	3.825
2010
First quarter	74.42	61.67	6,156.9	5,434.3	4.054
Second quarter	79.23	68.25	6,332.1	5,670.0	4.815
Third quarter	79.37	70.94	6,351.6	5,816.2	3.220
Fourth quarter(2)	86.00	75.56	6,843.6	6,134.2	3.189
Monthly highs and lows
2010
June	79.23	71.98	6,293.0	5,868.6	4.063
July	76.85	71.65	6,209.8	5,816.2	3.256
August	78.45	70.94	6,351.6	5,899.5	2.999
September	79.37	73.65	6,298.3	6,083.9	3.406
October	83.80	75.56	6,639.2	6,134.2	3.209
November(2)	86.00	81.83	6,843.6	6,604.9	3.166

(1)	Data from Datastream International.

(2)	Up to and including November 24, 2010.

On November 24, 2010, the closing sale price per Siemens AG common share on Xetra was €85.32 which was equivalent to $113.81 per common share, translated at the noon buying rate for euros on such date.

Trading on the New York Stock Exchange

Official trading of Siemens AG ADSs on the New York Stock Exchange (NYSE) commenced on March 12, 2001. Siemens AG ADRs trade under the symbol “SI.”

The following table sets forth, for the calendar periods indicated, the high and low closing sales prices per Siemens AG ADR as reported on the NYSE Composite Tape:

	Price per ADS
	High	Low
	($)

Annual highs and lows
2005	87.02	71.73
2006	98.76	76.66
2007	158.48	98.21
2008	157.14	44.54
2009	102.87	47.86
2010(1)	118.76	84.80
Quarterly highs and lows
2008
First quarter	157.14	104.93
Second quarter	120.60	106.70
Third quarter	122.20	92.57
Fourth quarter	90.20	44.54
2009
First quarter	77.77	47.86
Second quarter	77.98	57.42
Third quarter	97.99	63.94
Fourth quarter	102.87	87.61
2010
First quarter	99.97	84.80
Second quarter	102.72	84.92
Third quarter	106.96	89.78
Fourth quarter(1)	118.76	103.31
Monthly highs and lows
2010
June	97.15	84.92
July	100.05	90.23
August	103.83	89.78
September	106.96	94.07
October	116.34	103.31
November(1)	118.76	112.25

(1)	Up to and including November 24, 2010.

On November 24, 2010, the closing sales price per Siemens AG ADS on the New York Stock Exchange as reported on the NYSE Composite Tape was $114.50.

ITEM 10:	ADDITIONAL INFORMATION

Articles of association and relevant provisions of german law

This section summarizes the material provisions of our Articles of Association (Satzung) and German law to the extent that they affect the rights of our shareholders. The description is only a summary and does not describe every detail of our Articles of Association or of German law.

Organization

We are a stock corporation incorporated in the Federal Republic of Germany under the German Stock Corporation Act (Aktiengesetz). We are registered in the Commercial Register (Handelsregister) maintained by the local courts in Berlin Charlottenburg, Germany, under the entry number 12300, and in Munich, Germany, under the entry number 6684. Copies of our Articles of Association are publicly available from the Commercial Register in Berlin and Munich, and an English translation is on file with the Securities and Exchange Commission in the United States. You can also find them in German on our website www.siemens.com/investor/de/corporate_governance.htm and in English at www.siemens.com/investor/en/corporate_governance.htm.

Corporate governance

Siemens AG fully complies with the recommendations of the German Corporate Governance Code (“Code”), which was first issued in 2002 and later expanded, most recently in May 2010.

The Managing Board and the Supervisory Board of Siemens AG, respectively, discussed compliance with the Code’s recommendations, in particular with regard to the amendments of May 26, 2010. Based on these deliberations, the Boards approved the Declaration of Conformity with the Code which is set forth below, posted on our website and updated as necessary. Siemens voluntarily complies with the Code’s non-binding suggestions.

Our listing on the New York Stock Exchange (“NYSE”) subjects us to a number of provisions under U.S. securities laws (including the Sarbanes-Oxley Act (“SOA”)) as well as to the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”) and the NYSE. To facilitate our compliance with the SOA, we have, among other things, established a Disclosure Committee, comprising the heads of our Corporate Units. This committee is responsible for reviewing certain financial and non-financial information and advising our Managing Board in its decision-making about disclosure. We have also introduced procedures that require the management of our Sectors, Divisions, Cross-Sector Businesses, Cross Sector Services, Regional Clusters and certain Corporate Units, supported by certifications of management of entities under their responsibility, to certify various matters, thereby providing a basis for our CEO and CFO to certify our financial statements to the SEC. Consistent with the requirements of the SOA, we have also implemented procedures for handling accounting complaints and a Code of Ethics for Financial Matters; the Code of Ethics was approved in its updated version in July 2010.

For further information about significant differences between Siemens’ corporate governance and NYSE Corporate Governance Standards, please refer to Item 16G: “Corporate governance—Significant differences between Siemens’ corporate governance and NYSE Corporate Governance Standards.”

Management and control structure

Supervisory Board

As a German stock corporation, Siemens is subject to German corporate law. It has a two-tier management and oversight structure, consisting of a Managing Board and a Supervisory Board. As required by the German Codetermination Act (Mitbestimmungsgesetz), the Company’s shareholders and its employees each select one-half of the Supervisory Board’s members. The term of office of the current members of the Supervisory Board expires at the close of the Annual Shareholders’ Meeting in 2013.

At its meeting on September 22, 2010, the Supervisory Board approved the following goals regarding its composition, pursuant to Sec. 5.4.1 of the Code:

The composition of the Supervisory Board of Siemens AG shall be such that qualified control and advising for the Managing Board is ensured. The candidates proposed for election to the Supervisory Board shall have the expertise, skills and professional experience necessary to carry out the functions of a Supervisory Board member in a multinational company and to safeguard the reputation of Siemens in public. In particular, care shall be taken in regard to the personality, integrity, commitment, professionalism and independence of the individuals proposed for election. The goal is to ensure that, in the Supervisory Board as a whole, all know-how and experience is available that is considered essential in view of Siemens’ activities.

Taking the Company’s international orientation into account, care shall also be taken to ensure that the Supervisory Board has an adequate number of members with extensive international experience. The goal for the next Supervisory Board election in 2013 is to make sure that the present considerable share of Supervisory Board members with international background is maintained.

In its election proposals, the Supervisory Board shall also pay particular attention to the appropriate participation of women. Qualified women shall already be included in the initial process of selecting potential candidates for new elections or for the filling of Supervisory Board positions that have become vacant and shall be considered, as appropriate, in nominations. There are currently four women on our Supervisory Board. Our goal is, at the minimum, to maintain and, if possible, to increase this number at the next Supervisory Board election in 2013. It is also intended that a woman join the Nominating Committee following this Supervisory Board election.

A sufficient number of independent members shall belong to the Supervisory Board. Material and not only temporary conflicts of interest, such as organizational functions or advisory capacities with major competitors of the Company, shall be avoided. In addition, the Supervisory Board members shall have sufficient time to be able to devote the necessary regularity and diligence to their mandate.

The age limitation established in the Bylaws of the Supervisory Board will be taken into consideration. In addition, no more than two former members of the Managing Board of Siemens AG shall belong to the Supervisory Board.

According to the Bylaws for the Supervisory Board, the shareholder representatives on the Supervisory Board must be independent. Some Supervisory Board members hold, or held in the past year, high-ranking positions at other companies with which Siemens does business; nevertheless, our sales and purchases of products and/or services to or from such companies are carried out on an arm’s length basis. We believe that these dealings do not compromise the independence of the relevant Supervisory Board members.

The Supervisory Board oversees and advises the Managing Board in its management of the Company’s business. At regular intervals, it discusses business development, planning, strategy and implementation. It reviews the annual stand-alone financial statements of Siemens AG, the Consolidated Financial Statements of Siemens worldwide, management’s discussion and analysis of these financial statements and the proposal for the appropriation of net income. It also discusses Siemens’ quarterly and half-yearly reports and approves the annual stand-alone financial statements of Siemens AG as well as the Consolidated Financial Statements of Siemens, taking into account both the audit reports issued by the independent auditors thereon and the results of the review conducted by the Audit Committee. In addition, it is responsible for monitoring the Company’s adherence to statutory provisions, official regulations and internal Company policies (compliance); the Compliance Committee performs the compliance duties assigned to it by a decision of the Supervisory Board and pursuant to the Bylaws for the Compliance Committee. In addition, the Supervisory Board appoints the members of the Managing Board and determines each member’s duties. Important Managing Board decisions—such as major acquisitions, divestments and financial measures—require Supervisory Board approval, unless the Bylaws for the Supervisory Board specify that such authority is delegated to the Finance and Investment Committee of the Supervisory Board. In the Bylaws for the Managing Board, the Supervisory Board has established rules that govern the work of the Managing Board, in particular the allocation of duties among individual Managing Board members, matters reserved for the Managing Board as a whole, and the required majority for Managing Board decisions.

The Supervisory Board currently has six committees whose duties, responsibilities and procedures fulfill the requirements of the Code, reflect applicable SOA requirements and incorporate applicable NYSE rules, as well as certain NYSE rules with which Siemens AG complies voluntarily. Each committee’s chairperson provides the Supervisory Board with regular reports regarding the activities of the relevant committee.

The Chairman’s Committee comprises the Chairman and Deputy Chairmen of the Supervisory Board as well as one further employee representative to be elected by the Supervisory Board and performs the collective tasks of a “nominating, compensation and corporate governance committee” to the extent that such tasks are not performed by the Nominating Committee (see below) or German law requires such tasks to be performed by the Supervisory Board in full session. In particular, the Chairman’s Committee makes proposals regarding the appointment and dismissal of Managing Board members, handles contracts with members of the Managing Board, prepares the determination of the Managing Board compensation and the review of the Managing Board compensation system at the Supervisory Board’s plenary board meetings. In preparing recommendations on the appointment of Managing Board members, the Chairman’s Committee takes into account a candidate’s professional qualifications, international experience and leadership qualities, the long-range plans for succession as well as diversity, and the composition of the Managing Board regarding an appropriate consideration of women. The Chairman’s Committee is responsible for reviewing the Company’s corporate governance guidelines, submits recommendations for their improvement and prepares the proposal regarding the Declaration of Conformity with the Code by the Supervisory Board. Furthermore, the Chairman’s Committee submits recommendations regarding the composition of Supervisory Board committees to the Supervisory Board and decides whether to approve business transactions with Managing Board members and parties related to them.

The Audit Committee comprises the Chairman of the Supervisory Board, two of the Supervisory Board’s shareholder representatives and three of the Supervisory Board’s employee representatives. Under German law, the Audit Committee must include at least one independent member of the Supervisory Board who has knowledge and experience in the application of accounting principles or the auditing of financial statements. The Chairman of the Audit Committee, Dr. Hans Michael Gaul, satisfies these German statutory requirements. The Supervisory Board has designated Dr. Gaul—in addition to Dr. Gerhard Cromme—as an “audit committee financial expert”, as defined by the regulations of the SEC adopted pursuant to Section 407 of the SOA. The Supervisory Board monitors the independence of the members of the Audit Committee. With regard to the independence requirements under the Securities Exchange Act, Siemens relies on the exemption provided by Rule 10A-3(b)(1)(iv)(C). We believe that such reliance does not materially adversely affect the ability of the Audit Committee to act independently or to satisfy the other requirements of Rule 10A-3.

The Audit Committee oversees the accounting process. Furthermore, in addition to the work performed by the independent auditors, the Audit Committee discusses the Company’s financial statements prepared quarterly, half-yearly and annually by the Managing Board. On the basis of the independent auditors’ report on the annual financial statements, the Audit Committee makes, after its own review, recommendations to the Supervisory Board about whether or not to approve the annual stand-alone financial statements of Siemens AG and the Consolidated Financial Statements of Siemens. It concerns itself with the Company’s risk monitoring system and oversees the effectiveness of the internal control system, in particular as it relates to financial reporting, the risk management system and the internal audit system. The internal corporate audit unit reports regularly to the Audit Committee. In addition, the Audit Committee monitors the independent audit of financial statements, including in particular the independence and qualifications of the independent auditors as well as the independent auditors’ services, and performs the other functions assigned to it under the SOA.

The Compliance Committee comprises the Chairman of the Supervisory Board, two of the Supervisory Board’s shareholder representatives and three of the Supervisory Board’s employee representatives. The Compliance Committee monitors the Company’s adherence to statutory provisions, official regulations and internal Company policies.

The Nominating Committee, which comprises the Chairman of the Supervisory Board and two of the Supervisory Board’s shareholder representatives, is responsible for making recommendations to the Supervisory Board’s shareholder representatives on the shareholder candidates for election to the Supervisory Board by the Annual Shareholders’ Meeting. In preparing these recommendations, it shall take into consideration that the candidates must possess the knowledge, abilities and experience needed to perform their duties and that they must be independent, and it shall also pay attention to diversity and in particular to an appropriate participation of women.

The Mediation Committee, comprising the Chairman of the Supervisory Board, the First Deputy Chairman (who is elected in accordance with the German Codetermination Act), one of the Supervisory Board’s shareholder representatives and one of the Supervisory Board’s employee representatives, submits proposals to the Supervisory Board in the event that the Supervisory Board cannot reach the two-thirds majority required for the appointment or dismissal of Managing Board members.

The Finance and Investment Committee comprises the Chairman of the Supervisory Board, three of the Supervisory Board’s shareholder representatives and four of the Supervisory Board’s employee representatives. It shall—based on the Company’s overall strategy, which is the focus of an annual strategy meeting of the Supervisory Board—prepare discussions and resolutions of the Supervisory Board on questions relating to the financial situation and structure of the Company as well as on fixed asset and financial investments. In addition, the Supervisory Board has delegated the authority to decide on the approval of transactions and measures, which would require the approval of the Supervisory Board, but the value of which is below €600 million, to the Finance and Investment Committee. The Finance and Investment Committee also exercises the rights of the Supervisory Board pursuant to § 32 of the German Codetermination Act to make decisions regarding the exercise of ownership rights resulting from interests in other companies. § 32 (1) sentence 2 of the German Codetermination Act sets forth that decisions made by the Finance and Investment Committee pursuant to § 32 of the German Codetermination Act only require the votes of the shareholder representatives.

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

The Managing Board prepares the Company’s quarterly and half-yearly reports, the annual stand-alone financial statements of Siemens AG and the Consolidated Financial Statements of Siemens. In addition, the Managing Board is responsible for monitoring the Company’s adherence to statutory provisions, official regulations and internal Company policies (compliance) and works to achieve compliance with these provisions and policies within the Siemens group. The Managing Board cooperates closely with the Supervisory Board, informing it regularly, promptly and fully on all issues related to Company strategy and strategy implementation, planning, business development, financial position, earnings, compliance and risks. When filling managerial positions in the Company, the Managing Board takes diversity into consideration and, in particular, aims for an appropriate consideration of women.

The Bylaws for the Managing Board provide for the establishment of committees to deal with specific tasks. Currently, there is one Managing Board committee, the Equity and Employee Stock Committee. It is comprised of three members of the Managing Board and oversees the utilization of authorized capital in connection with the issuance of employee stock and the implementation of various capital measures. Furthermore, the committee determines the scope and conditions of the share-based compensation components and/or programs for employees and managers (with the exception of the Managing Board).

Shareholder relations

Four times a year, Siemens AG reports to shareholders on its business development, financial position and earnings. An ordinary Annual Shareholders’ Meeting normally takes place within the first four months of each fiscal year. The Managing Board facilitates shareholder participation in the meeting through electronic communications—in particular the Internet—and enables shareholders who are unable to attend the meeting to vote by proxy. The Managing Board may provide for the shareholders to participate in the Shareholders’ Meeting without the need to be present at the venue and without a proxy, and to exercise some or all of their rights fully or partially by means of electronic communication. Furthermore, the Managing Board may provide for the shareholders to exercise their right to vote, without participating at the meeting, in writing or by means of electronic communication. The reports, documents and information required by law, including the Annual Report, may be downloaded from the Internet. The same applies to the agenda for the Annual Shareholders’ Meeting and to possible counterproposals or shareholders’ election nominations, if any, that are required to be disclosed.

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

As part of our investor relations activities, we inform our investors comprehensively about developments within the Company. For communication purposes, Siemens AG makes extensive use of the Internet: at www.siemens.com/investor, quarterly, half-yearly and annual reports, ad hoc announcements, analyst presentations, and press releases are published, as is the financial calendar for the current year which contains the publication dates of all significant financial communications and the date of the Annual Shareholders’ Meeting.

Business conduct guidelines and code of ethics

Our business conduct guidelines and our code of ethics for financial matters form the basis of our compliance program.

The business conduct guidelines, introduced by the Managing Board in 2001 and amended and restated in 2009, contain binding standards for law-abiding behavior and precise rules regarding, among others, compliance with applicable fair competition and anticorruption laws, handling of donations and gifts, avoidance of conflicts of interest, prohibition of insider trading, and protection of Company assets. They also specify procedures for dealing with complaints. The Business conduct guidelines are binding on all Company employees and Managing Board members worldwide. The members of our Supervisory Board also comply with these guidelines where applicable.

Furthermore, in 2003 the Managing Board and the Supervisory Board implemented a code of ethics for financial matters, as required by the SOA rules. This code of ethics for financial matters has been amended and restated by the Company with effect from September 24, 2010. For further information about such amended and restated code of ethics for financial matters, please refer to Item 16B: “Code of ethics.”

Both the business conduct guidelines and the code of ethics for financial matters are available on our internet website.

The business conduct guidelines and the code of ethics for financial matters are complemented by numerous other rules that are applicable Company-wide.

As required by the SOA rules, procedures for the receipt, retention and treatment of potential complaints regarding accounting practices as well as procedures for handling relevant reports from specific attorneys (internal and external) have been implemented. Such complaints and comments, including those submitted anonymously, are processed by the Chief Counsel Compliance in the case of complaints related to accounting practices, and by the General Counsel in the case of reports from specific attorneys.

In addition to the existing internal procedures for reporting and handling complaints, an external attorney has been engaged to act as an independent ombudsman to provide a confidential communication channel for Siemens employees and third parties. Since August 2007, our customers, suppliers, business partners and all other third parties as well as our employees worldwide have been offered the opportunity to submit reports on violations to the “Tell Us” Compliance Helpdesk, either by telephone or online 24 hours a day on seven days per week. The external provider specializes in the secure and confidential handling of sensitive information. In addition, the Company encourages employees to use a centralized question-and-answer platform. Since September 2007, the “Ask Us” Compliance Helpdesk provides employees with an opportunity to ask questions on compliance-relevant topics.

This relates both to the application of compliance-relevant regulations in the day-to-day business and the understanding of requirements for agreements with external partners.

Our Articles of Association, the Bylaws for the Supervisory Board and its most important committees, the Bylaws for the Managing Board, all declarations of conformity with the Code, the report on compliance with the provisions of the Code and various other corporate governance related documents may be found on our Internet website at www.siemens.com/investor/en/corporate_governance.htm.

Declaration of conformity with the German Corporate Governance code

At their meetings on September 15 and September 22, 2010, respectively, the Managing Board and the Supervisory Board of Siemens AG approved the following Declaration of Conformity pursuant to § 161 of the German Stock Corporation Act:

“Declaration of Conformity by the Managing Board and the Supervisory Board of Siemens
Aktiengesellschaft with the German Corporate Governance Code

Siemens AG fully complies and will continue to comply with the recommendations of the German Corporate Governance Code (“Code”) in the version of May 26, 2010, published by the Federal Ministry of Justice in the official section of the electronic Federal Gazette (“elektronischer Bundesanzeiger”). Since making its last Declaration of Conformity dated October 1, 2009, Siemens AG has fully complied with the recommendations of the Code in the version of June 18, 2009.

Berlin and Munich, October 1, 2010

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

Our Articles of Association authorize us to engage in business of any kind and to take any and all measures related to, or which are directly or indirectly useful in promoting our objects. We may also operate both domestic and foreign factories, establish branch offices, found, acquire, consolidate with, or participate in other companies, conclude or participate in other management contracts and enter into joint ventures.

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

There is no mandatory retirement age for members of either board under our Articles of Association. According to the Managing Board’s Bylaws, however, the age of a member of the Managing Board shall not exceed 65 years. Similarly, the Bylaws of the Supervisory Board set forth that only persons who are not older than 70 years shall be nominated to be elected as members of the Supervisory Board.

According to our Share Ownership Guidelines, being effective since October 1, 2008, there is a mutually determined share ownership commitment by the members of our Managing Board and other top executive managers.

See also Item 6: “Directors, senior management and employees—Management—Supervisory Board,” and “Directors, senior management and employees—Management—Managing Board” for further information about the Supervisory Board and the Managing Board.

Rights, preferences and restrictions attaching to our shares

Voting rights

Our shareholders vote at shareholders’ meetings. A shareholders’ meeting may be called by either our Managing Board or our Supervisory Board. The Annual Shareholders’ Meeting must take place within the first eight months of each fiscal year. In addition, shareholders whose combined shares amount to at least one twentieth of the capital stock may request in writing the convening of a Shareholders’ Meeting, stating the purpose and reasons for it. Shareholders whose combined shares represent at least one twentieth of the capital stock or a proportionate ownership of at least €500,000 in capital stock may also require that particular items be placed on the agenda and published.

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

In order to be entitled to participate in and vote at a meeting, a shareholder must be registered in the share register on the meeting date and must have notified us in text form or electronically that he or she wished to attend the meeting. Between the date of notification receipt and the meeting date must be at least six full days or such lesser period as our Managing Board may have specified in the notice of the Shareholders’ Meeting.

The Managing Board may provide for the shareholders to participate in the Shareholders’ Meeting without the need to be present at the venue and without a proxy, and to exercise some or all of their rights fully or partially by means of electronic communication. Furthermore, the Managing Board may provide for the shareholders to exercise their right to vote, without participating at the meeting, in writing or by means of electronic communication. At our Shareholders’ Meetings, each share carries one vote. In certain cases, a shareholder can be prevented from exercising his or her voting rights. This rule applies, for example, if we discharge one of our shareholders from liability or assert a claim against one of our shareholders. Resolutions are generally passed with a simple majority of the votes cast at the meeting. Resolutions that require a capital majority are passed with a simple majority of the issued capital present at the meeting, unless statutory law or our Articles of Association require otherwise. Under the German Stock Corporation Act, a number of significant resolutions must be passed by a vote of at least 75% of the share capital present at the meeting. This 75% majority requirement applies to the following matters, among others:

•	amendments of a company’s articles of association (except amendments that would impose an additional duty upon shareholders or change certain rights and obligations attaching to a company’s shares, which in addition require the approval of all shareholders concerned);

•	capital increases and decreases;

•	exclusion of preemptive rights in connection with a capital increase;

•	creation of authorized capital or conditional capital or the issue of convertible bonds and bonds with warrants attached;

•	dissolution of a company;

•	merger or consolidation of a company with another stock corporation or certain other corporate transformations;

•	transfer of all or virtually all of the assets of a company; and

•	approval of any direct control, profit and loss pooling or similar intercompany agreements.

Although we must notify shareholders of an ordinary or extraordinary shareholders’ meeting as described above, neither the German Stock Corporation Act nor our Articles of Association provide for a minimum quorum requirement. Accordingly, holders of a minority of our shares could control the outcome of actions not requiring a specified majority of our outstanding share capital.

Neither German law nor our Articles of Association restrict the right of non-resident or foreign owners of our shares to hold or vote the shares.

Dividend rights

Under applicable German law, we may declare and pay dividends only from our annual net income as reported in the German statutory, unconsolidated financial statements of Siemens AG. For each fiscal year, our Managing Board approves our unconsolidated financial statements and submits them to our Supervisory Board with its proposal for the allocation of our annual net income. The proposal sets forth what portion of the annual net income should be paid out as dividends, transferred to profit reserves or carried forward to the next fiscal year. Upon approval by our Supervisory Board, our Managing Board and our Supervisory Board submit their combined proposal to the shareholders at the Annual Shareholders’ Meeting. The general assembly of shareholders ultimately determines the allocation of annual net income including the amount of any annual dividend. Our Managing and Supervisory Boards may not allocate more than one half of our annual surplus to other profit reserves. In determining the distribution of profits, however, our shareholders may allocate additional amounts to profit reserves and may carry forward profits in part or in full. Our shareholders receive dividend distributions in proportion to the number of shares they hold.

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

Liquidation rights

In accordance with the German Stock Corporation Act, if we are liquidated, any liquidation proceeds remaining after all of our liabilities have been discharged are distributed to our shareholders in proportion to the capital stock held by them.

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

If our Managing Board, with the approval of the Supervisory Board, increases our share capital for cash in accordance with our Articles of Association, it may, for example, with the approval of the Supervisory Board, exclude preemptive rights:

•	in order to grant holders of conversion or option rights that we or any of our subsidiaries have issued, as protection against the effects of dilution, preemptive rights to subscribe for new Siemens shares to the extent they would be entitled to upon exercising such rights;

•	if the issue price of the new shares is not significantly lower than their stock market price and the total of newly issued shares as defined under German law represent 10% or less of our capital stock existing at the time we issue the new shares; or

•	in order to make use of any fractional amounts after excluding shareholders’ preemptive rights thereon.

In addition, our shareholders have waived their preemptive rights with respect to shares issued to employees, with respect to shares issued in exchange for an in-kind contribution out of authorized capital and with respect to treasury stock; see also “Repurchase of our own shares.”

Additionally, our shareholders have waived their preemptive rights in certain cases with respect to the issuance of bonds with conversion rights or warrants:

•	if the issue price of the bonds is not significantly lower than their theoretical market price computed in accordance with generally accepted actuarial methods, and if the total number of shares to be issued on the basis of bond issues under the authorization as defined under German law in combination with other shares issued or sold during the effective period of the authorization does not exceed 10% of the capital stock existing at the time of the exercise of the authorization;

•	to the extent that the exclusion is necessary with regard to fractional amounts resulting from the subscription ratio;

•	in order to grant holders of conversion or option rights on Siemens shares subscription rights as compensation against the effects of dilution to the extent to which they would be entitled upon exercising such rights; or

•	to the extent that the bonds were issued against non-cash contributions, in particular within the context of business combinations or when acquiring companies or interests therein.

Restrictions on voting rights or transfer of shares

Shares issued to employees under our former employee stock schemes until 2008 are subject to company-imposed private law restrictions on disposal for two to five years. As a matter of principle, eligible employees may not dispose of any shares transferred to them in this way prior to the expiration of the holding period.

Shares issued to employees worldwide under the stock scheme implemented since the beginning of fiscal 2009, i.e. the Share Matching Plan for Senior Managers and Employees, are freely transferable to the extent legally permissible. However, participants are required to own and hold the shares issued to them under the rules of the Plan for a vesting period of about three years; during which the participants have to have been continuously employed by Siemens AG or another Siemens’ company, in order to receive one matching share free of charge for each three shares. Any sale or transfer of the shares prior to the end of the vesting period will forfeit the right to receive matching shares for the shares sold or transferred. For more information on the share matching plan please see Item 6: “Directors, senior management and employees—Compensation report.”

The von Siemens-Vermögensverwaltung GmbH (vSV) has, on a sustained basis, powers of attorney allowing it to vote, as of October 13, 2010, 11,459,406 shares on behalf of members of the Siemens family whereby aforementioned shares constitute a part of the overall number of shares held by members of the Siemens family. The vSV is a German limited liability company and party to an agreement with, among others, members of the Siemens family (“family agreement”). In order to bundle and represent their interests, the members of the Siemens family established a family partnership. This family partnership or one of its committees makes proposals to the vSV with respect to the exercise of the voting rights at Shareholders’ Meetings of the Company, which are taken into account by the vSV when acting within the bounds of its professional discretion. Pursuant to the family agreement, the shares under powers of attorney are voted by the vSV collectively.

Disclosure requirement

Our Articles of Association do not require our shareholders to advise us when their holdings exceed specified thresholds. Under the German Securities Trading Act, however, holders of the voting rights of an issuer whose home country is the Federal Republic of Germany and whose securities are admitted to trading on an organized market are required to notify without undue delay and in writing the issuer in which they hold the securities and the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, BaFin) of the level of their holdings whenever such holdings reach, exceed or fall below certain thresholds. These thresholds are set at 3%, 5%, 10%, 15%, 20%, 25%, 30%, 50% and 75% of the issuer’s outstanding voting rights. These thresholds may also be reached by mutually adding third party voting rights, if the holders of such voting rights agreed to permanently act in concert while exercising their voting rights.

In addition, anyone who holds, directly or indirectly, financial instruments that afford a right to acquire, at the holder’s option, voting shares issued by a company whose home country is the Federal Republic of Germany must, without undue delay, notify the issuer and the BaFin if the thresholds mentioned above, with the exception of the 3% threshold, have been reached, exceeded or fallen below. In making the threshold calculations, positions in voting rights must be aggregated with positions in such financial instruments.

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

In addition, the German Takeover Act (Wertpapiererwerbs- und Übernahmegesetz, WpÜG) requires the publication within seven days of the acquisition of “control,” which is defined as holding of at least 30% of the voting rights in a target company.

The WpHG requires directors to report their dealings in an issuer’s shares. Specifically, persons with managerial responsibilities in a publicly-traded issuer must notify both the issuer and the BaFin about their transactions in the issuer’s shares and derivatives or other financial instruments linked to those shares. The same obligation applies to persons closely associated with these managers, such as spouses, dependent children, or other relatives sharing the same household. Similarly, the reporting obligation also applies to legal entities, trusts and partnerships that are managed or controlled by any such manager or associated person, or that are set up for the benefit of such a person, or whose economic interests are substantially equivalent to those of such person. Nevertheless, there is no notification obligation until the total amount of transactions of a covered manager and all of his or her associated persons reaches at least €5,000 during any calendar year. Such information can be found on our Internet website at www.siemens.com/directors-dealings. For further information about such transactions see also Item 6: “Directors, senior management and employees—Share ownership.”

Repurchase of our own shares

We may not acquire our own shares unless so authorized by a resolution duly adopted by our shareholders at a general meeting or in other very limited circumstances set forth in the German Stock Corporation Act.

The German Stock Corporation Act generally limits share repurchases to 10% of our share capital. In addition, any shareholders’ resolution that authorizes us to repurchase shares may be in effect for a period no longer than 5 years. The resolution currently in effect is valid until July 25, 2011. According to this resolution, shares that are repurchased may be (i) sold via a stock exchange or through a public sales offer made to all shareholders; (ii) retired, (iii) used to meet the obligations under the 2001 Siemens Stock Option Plan in accordance with the resolution passed at the Annual Shareholder’s Meeting on February 22, 2001; (iv) offered for purchase to individuals currently or formerly employed by the Company or any of its consolidated subsidiaries as well as to board members of any of the Company’s consolidated subsidiaries or granted and transferred to such individuals with a holding period of at least two years; (v) offered and transferred with the approval of the Supervisory Board to third parties against non-cash contributions, particularly in connection with business combinations or the acquisition of companies or interests therein; (vi) sold with the approval of the Supervisory Board to third parties against payment in cash if the price (excluding incidental transaction costs) at which such Siemens shares are to be sold is not significantly lower than the market price of Siemens stock on the trading day, as determined during the opening auction of the XETRA trading platform (or a comparable successor system); or (vii) used to meet obligations under convertible bonds or warrant bonds issued by the Company or any of its consolidated subsidiaries. In addition, the Supervisory Board is authorized to offer repurchased shares to the members of the Managing Board of the Company for purchase as share-based compensation under the same terms and conditions as those offered to the Company’s employees or to grant and transfer such shares to members of the Managing Board with a vesting period of at least two years.

In addition to the above mentioned resolution regarding the repurchase of own shares, a resolution is in effect that authorizes the Company to repurchase its own shares by using equity derivatives, such as put and call options and a combination of put and call options. The term of such options must be chosen in a way that the repurchase of the Company’s own shares upon the exercise of the options will take place no later than July 25, 2011.

On November 7, 2007, Siemens announced a Share Buyback Program adopted by the Management Board and approved by the Supervisory Board. The Share Buyback Program provides for repurchase of shares for a total amount of up to €10 billion through the end of fiscal 2010. Shares repurchased under the Share Buyback Program are purchased solely for the purpose of cancellation and for the purpose of issuing them to employees and members of the Managing Board. For further information about Siemens’ Share Buyback Program see Item 16E: “Purchases of equity securities by the issuer and affiliated purchasers” and “Notes to Consolidated Financial Statements.”

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

Imposition of withholding tax

Dividend distributions are subject to a current withholding tax of 25%. Moreover, a solidarity surcharge of 5.5% on the withholding tax is levied, resulting in a total withholding tax rate from dividends of 26.375%. Corporate Non-German holders will generally be entitled to a refund in the amount of two-fifths of the withholding tax (including solidarity surcharge). This does not preclude a further reduction of withholding tax, if any, available under a relevant tax treaty.

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

Refund procedure for U.S. holders

Under the current income tax convention between the United States and Germany (the Treaty), a partial refund of the 25% withholding tax equal to 10% of the gross amount of the dividend and a full refund of the solidarity surtax can be obtained by a U.S. holder.

To claim the refund of amounts withheld in excess of the Treaty rate, a U.S. holder must submit (either individually or, as described below, through the Data Medium Procedure participant) a claim for refund to the German tax authorities. Individual claims for refunds may be made on a special German form which must be filed with the German Federal Tax Office (Bundeszentralamt für Steuern, D-53221 Bonn, Germany). Copies of this form may be obtained from the German Federal Tax Office at the same address or from the Embassy of the Federal Republic of Germany, 4645 Reservoir Road, N.W., Washington, D.C. 20007-1998, or can be downloaded from the homepage of the German Federal Tax Office (http://www.bzst.bund.de). Claims must be filed within a four-year period from the end of the calendar year in which the dividend was received.

As part of the individual refund claim, an eligible U.S. holder must submit to the German tax authorities the original bank voucher (or a certified copy thereof) issued by the paying agent documenting the tax withheld, and an official certification on Internal Revenue Service (IRS) Form 6166. This certification can be obtained from the Internal Revenue Service by filing a request for certification (generally on an IRS Form 8802, which will not be processed unless a user fee is paid) with the Internal Revenue Service, P.O. Box 71052, Philadelphia, PA 19176-6052. U.S. holders should consult their own tax advisors regarding how to obtain an IRS Form 6166.

If the U.S. holder’s bank or broker elects to participate in the Data Medium Procedure, an IT-supported quick-refund procedure (the DMP), such bank or broker (the DMP Participant) will perform administrative functions necessary to claim the Treaty refund for the beneficiaries. The refund beneficiaries must confirm to the DMP Participant that they meet the conditions of the Treaty provisions and that they authorize the DMP Participant to file applications and receive notices and payments on their behalf. Further each refund beneficiary must confirm that (i) it is the beneficial owner of the dividends received; (ii) it is resident in the U.S. in the meaning of the Treaty; (iii) it does not have its domicile, residence or place of management in Germany; (iv) the dividends received do not form part of a permanent establishment or fixed base in Germany; and (v) it commits, as it participates in the DMP, not to claim separately for refund.

The beneficiaries also must provide an IRS Form 6166 certification with the DMP Participant (see general instructions, in the second preceding paragraph, above, regarding how to obtain a Form 6166). The DMP Participant is required to keep these documents in its files and prepare and file a combined claim for refund with the German tax authorities by electronic media. The combined claim provides evidence of a U.S. holder’s personal data including its U.S. Tax Identification Number.

The German tax authorities reserve the right to audit the entitlement to tax refunds for several years following their payment pursuant to the Treaty in individual cases. The DMP Participant must assist with the audit by providing the necessary details or by forwarding the queries to the respective refund beneficiaries.

The German tax authorities will issue refunds denominated in euros. In the case of shares held through banks or brokers participating in the Depository, the refunds will be issued to the Depository, which will convert the refunds to dollars. The resulting amounts will be paid to banks or brokers for the account of the U.S. holders.

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

Taxation of dividends

U.S. holders must include the gross amount of dividends paid on the shares or ADSs, without reduction for German withholding tax, in ordinary income as foreign source dividend income on the date that they receive them (or, in the case of ADSs, on the date that The Depository Trust Company receives them), translating dividends paid in euro into U.S. dollars using the exchange rate in effect on such date, regardless of whether the payment in fact is converted into U.S. dollars.

In the case of non-corporate U.S. holders, the U.S. dollar amount of dividends paid to them in taxable years beginning before January 1, 2011 with respect to the shares or ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends”, provided that the shares or ADSs are held for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends paid on the shares or ADSs generally will be treated as qualified dividends if we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (PFIC). Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2009 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2010 taxable year. However, as PFIC status is a factual matter that must be determined annually at the close of each taxable year, there can be no certainty as to our actual PFIC status in any particular year until the close of the taxable year in question.

German tax withheld from dividends will be treated, up to the 15% rate provided under the Treaty, as a foreign income tax that, subject to generally applicable limitations under U.S. tax law, is eligible for credit against the U.S. federal income tax liability of U.S. holders or, if they have elected to deduct such taxes, may be deducted in computing taxable income. Dividends will be income from sources outside the United States. Dividends will, depending on the respective circumstances, be “passive” or “general” income for purposes of computing the foreign tax credit allowable to a U.S. holder. The rules governing the foreign tax credit are complex. Each U.S. holder is urged to consult its own tax advisor concerning whether, and to what extent, a foreign tax credit will be available under the Treaty with respect to dividends received from us. To the extent a refund of the tax withheld is available to a U.S. holder under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against the U.S. federal income tax liability. Fluctuations in the dollar-euro exchange rate between the date that a U.S. holder includes a dividend in taxable income and the date when the related refund of German withholding tax is received may give rise to foreign currency gain or loss, which generally is treated as ordinary income or loss for U.S. federal income tax purposes. See “—Refund procedure for U.S. holders” above for the procedures for obtaining a tax refund.

Taxation of sales or other taxable dispositions

Sales or other taxable dispositions of shares or ADSs by U.S. holders generally will give rise to U.S. source capital gain or loss equal to the difference between the U.S. dollar value of the amount realized on the disposition and the U.S. holder’s U.S. dollar basis in the shares or ADSs. Any such capital gain or loss generally will be long-term capital gain or loss, subject to taxation at reduced rates for non-corporate taxpayers, if the shares or ADSs were held for more than one year. The deductibility of capital losses is subject to limitations.

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

American depositary shares

The ADSs of Siemens Aktiengesellschaft, each representing one of our common shares, trade on the New York Stock Exchange under the symbol “SI.” The ADSs are evidenced by American Depository Receipts, or ADRs, issued by JPMorgan Chase Bank, N.A. (“JPMorgan”) as depositary under the Deposit Agreement, as amended in May 2007, among Siemens Aktiengesellschaft, JPMorgan and all holders and beneficial owners from time to time of ADRs issued under the deposit agreement (“Deposit Agreement”).

The following is a summary of the fee provisions of the Deposit Agreement. For more complete information regarding ADRs, you should read the entire Deposit Agreement, as amended, and the form of ADR.

Persons depositing or withdrawing shares or ADS holders
must pay:	For:

U.S.$5.00 for each 100 ADSs (or portion thereof) issued, delivered, reduced, cancelled or surrendered (as the case may be)
Issuances of ADSs, including, without limitation, issuances

• against deposits of shares,

• in respect of distributions of shares,

• in respect of rights,

• in respect of other distributions,

• pursuant to a stock dividend or stock split or

• pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities

Withdrawal of deposited securities upon surrender of ADSs

Cancellation or reduction of ADSs

U.S.$1.50 per ADR	Transfers on the register

A fee equal to the fee which would have been charged by the depositary if the relevant securities distributed had been shares and the shares had been deposited for issuance of ADSs	Distributions or sales of securities

An aggregate fee of U.S.$0.02 per ADS (or portion thereof) per calendar year	Services performed by the depositary in administering the ADRs

Fees and expenses incurred by the depositary
Expenses incurred by the depositary in delivering deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rules or regulations

Cable, telex and facsimile transmission and delivery charges incurred at the request of persons depositing, or holders of ADSs delivering shares, ADRs or deposited securities

Transfer or registration fees for the registration or transfer of deposited securities on any applicable register

Converting foreign currency to U.S. dollars

Stock transfer or other taxes and other governmental charges	As necessary

Any other charge payable by the depositary, any of its agents (including the custodian), or the agents of the depositary’s agents in connection with the servicing of the shares or other deposited securities
As necessary

The fees and charges described above may at any time and from time to time be changed by agreement between the depositary and Siemens with notice thereof provided to holders of ADSs in the manner required by the form of ADR.

The depositary may sell (by public or private sale) sufficient securities and property received in respect of share distributions, rights and other distributions prior to their deposit to pay the applicable charges. The depositary may deduct its expenses for converting foreign currency to U.S. dollars from such foreign currency. Both (i) the fee for services performed by the depositary in administering the ADRs, and (ii) any other charge payable by the depositary, any of its agents, or the agents of the depositary’s agents in connection with the servicing of the shares or other deposited securities, are payable at the sole discretion of the depositary by billing holders of ADSs or by deducting such charge from one or more cash distributions.

Direct payments by the depositary to Siemens

JPMorgan, as depositary, has agreed to reimburse certain reasonable Siemens expenses related to our ADR program and incurred by us in connection with the program. In the year ended September 30, 2010, the depositary reimbursed us for an aggregate amount of €1,729,812. The amounts reimbursed by the depositary are not perforce related to the fees collected by the depositary from ADR holders. The table below sets forth the types of expenses that the depositary has agreed to reimburse us for and the amounts reimbursed in the fiscal year ended September 30, 2010.

Amount reimbursed
in the fiscal year ended
Category	September 30, 2010
(in €)

Investor relations(1)	424,979
Printer and filing fees	53,768
NYSE listing fee	34,776
Proxy solicitation services	79,492
Share register and ADR holder identification expenses(2)	1,047,100
Market data service subscription fees	89,697

(1)	Includes costs related to roadshows, travel, conference facilities, technical equipment support, consulting services, advertising and other investor relations expenses.

(2)	Includes costs of €606,800 related to share register expenses, for which reimbursement was claimed in fiscal 2009. The amounts, however, were reimbursed in fiscal 2010.

Indirect payments and waived fees

As part of its service as depositary, JPMorgan has agreed to waive its fees for the standard costs associated with the administration of the ADR program, associated operating expenses, investor relations advice and related out-of-pocket expenses estimated to total U.S.$275,000 per contract year.

PART II

ITEM 13:	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14:	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15:	CONTROLS AND PROCEDURES

Disclosure controls and procedures

As of September 30, 2010, Siemens performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures. The evaluation was performed with the participation of key corporate senior management and senior management of each business sector under the supervision of the CEO, Peter Löscher, and CFO, Joe Kaeser. The Company’s disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported in a timely manner and accumulated and communicated to management, including the CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure. The Company’s management, including the CEO and CFO, concluded that, as of September 30, 2010, Siemens’ disclosure controls and procedures were effective.

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

Siemens’ management assessed the effectiveness of the Company’s internal control over financial reporting as of September 30, 2010. In making this assessment, it used the criteria set forth in the Committee of Sponsoring Organizations of the Treadway Commission (COSO)’s publication “Internal Control—Integrated Framework.” As a result of this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of September 30, 2010.

The effectiveness of the Company’s internal control over financial reporting as of September 30, 2010 has been audited by Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft (EY), an independent registered public accounting firm, as stated in their report, which is included below.

“Report of independent registered public accounting firm

To the Supervisory Board of Siemens Aktiengesellschaft:

We have audited Siemens Aktiengesellschaft’s internal control over financial reporting as of September 30, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Siemens Aktiengesellschaft’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Siemens Aktiengesellschaft maintained, in all material respects, effective internal control over financial reporting as of September 30, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Siemens Aktiengesellschaft and subsidiaries as of September 30, 2010 and 2009, and the related consolidated statements of income, comprehensive income, cash flows and changes in equity for each of the two years in the period ended September 30, 2010, and our report dated November 25, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young GmbH
Wirtschaftsprüfungsgesellschaft

Munich, Germany
November 25, 2010”

Changes in internal control over financial reporting

There were no changes in the Company’s internal control over financial reporting during fiscal 2010 that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

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

The Company has adopted an amended and restated Code of Ethics for Financial Matters (Code) with effect from September 24, 2010. The Code was primarily amended to reflect the current organizational structure of Siemens and to more clearly specify the persons to whom it applies. The Code now applies to the principal officers of Siemens AG and its subsidiaries, including the members of the Managing Board of Siemens AG, the Corporate Vice President and Controller of Siemens AG, the CEOs, CFOs and Heads of Accounting & Controlling at various levels within the Siemens organizational structure and certain mandatory internal certifiers, as defined in the Code, who are part of the Siemens Sarbanes-Oxley Act section 302 certification process. In connection with these amendments, the Code was also generally updated without materially changing the Company’s approach to any of the elements of the code of ethics definition enumerated in Item 16.B(b) of Form 20-F. A copy of the Code is available on the Company’s website at “www.siemens.com/corporate_governance”.

ITEM 16C:	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees related to professional services rendered by the Company’s principal accountant, Ernst & Young (EY), for the fiscal years 2010 and 2009 were as follows:

	Year ended
	September 30,
Type of Fees	2010	2009
	(in millions of €)

Audit Fees	40.9	40.5
Audit-Related Fees	5.3	4.6
Tax Fees	1.0	4.2
All Other Fees	0.1	—

Total	47.3	49.3

Audit fees and audit-related fees consist of fees associated with the services pre-approved by the Audit Committee described below. Tax fees include primarily fees for support services provided in connection with the documentation of transfer pricing arrangements and require specific pre-approval by the Audit Committee.

As of September 30, 2010, 42 percent of total fees relate to Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft, Germany.

Audit Committee pre-approval policies

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

In order to ensure the integrity of independent audits, Siemens’ Audit Committee has established a policy to approve all permissible services provided by our independent auditor prior to the auditor’s engagement. As part of this approval process, the Audit Committee adopted pre-approval policies and procedures pursuant to which the Audit Committee annually pre-approves certain types of services to be performed by Siemens’ independent auditor. Under the policies, the Company’s independent auditor is not allowed to perform any non-audit services which may impair the auditor’s independence under the rules of the U.S. Securities and Exchange Commission (SEC) and the Public Company Accounting Oversight Board. Furthermore, the Audit Committee has limited the sum total of all audit-related fees which may be incurred during a fiscal year. At the beginning of fiscal year 2010, this limit was reduced to provide that fees for all non-audit services, including audit-related services, tax services and other services, may not exceed 30 percent of the audit fees agreed upon for the respective fiscal year. Previously, the limit was 40 percent, and applied only to audit-related services.

In fiscal 2010, the Audit Committee has generally pre-approved the performance by EY of audit and audit-related services, including, among others, the following:

Audit services

•	Annual audit of Siemens’ Consolidated Financial Statements and its internal control over financial reporting

•	Quarterly review of Siemens’ interim consolidated financial statements

•	Audit and review services that are required by statute or regulation, including statutory audits of financial statements of Siemens AG and of its subsidiaries under the rules of their respective countries

•	Opening balance sheet audits in connection with acquisitions, including audits with regard to the allocation of purchase prices

Audit-related services

•	Voluntary local GAAP audits

•	Due diligence relating to actual or contemplated acquisitions and carve-outs, including consultation in accounting matters

•	Post-closing audits

•	Carve-out audits and attestation services in the context of carve-outs

•	Certification services required by regulation, law or contractual agreement

•	Consultation concerning financial accounting and reporting standards based on the auditor’s knowledge of Siemens-specific circumstances, including:

•	Accounting advice relating to actual or contemplated transactions or events

•	Advice on the introduction and review of new or revised accounting guidelines and requirements

•	Training regarding accounting-related topics

•	Comfort letters

•	Employee benefit plan audits

•	SAS 70 reports

•	Attestation services subject to regulatory requirements, including regulatory advice

•	Attestation and audits in connection with the European Community Directive on Waste Electrical and Electronic Equipment

•	Attestation of compliance with provisions or calculations required by agreements

•	Attest services in accordance with applicable standards, other than audit services required by statute or other regulation

Services that are not generally pre-approved as audit or audit-related services require specific pre-approval by the Audit Committee. An approval may not be granted if the service falls into a category of services not permitted by current law or if it is inconsistent with ensuring the auditor’s independence, as expressed in the four principles promulgated by the U.S. Securities and Exchange Commission: (1) an auditor may not act as management or an employee of the audit client; (2) an auditor may not audit his or her own work; (3) an auditor may not serve in an advocacy role for his or her client; and (4) an auditor may not provide services creating a mutual or conflicting interest between itself and the audit client.

While non-audit-related services are not prohibited by law, except for certain types of non-audit services enumerated in the SEC’s rules, the Audit Committee has decided as a matter of policy not to engage the principal accountant to provide non audit-related services unless there is a compelling advantage to the Company in using the principal accountant and it can clearly be shown that there is no impairment of independence.

ITEM 16D:	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Information required by this Item is incorporated by reference to Item 10: “Additional information—Corporate governance—Management and control structure—Supervisory Board.”

ITEM 16E:	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets out certain information concerning purchases by us during fiscal 2010:

			(c) Total number of	(d) Maximum number
			shares purchased as	of shares that may yet
		(b) Average price	part of publicly	be purchased under
	(a) Total number of	paid per share	announced plans or	the plans or programs
Period	shares purchased	(in €)	programs(1)	at month-end(2)

October 10/1/09—10/31/09	—	—	—	91,420,342
November 11/1/09—11/30/09	—	—	—	91,420,342
December 12/1/09—12/31/09	—	—	—	91,420,342
January 1/1/10—1/31/10	—	—	—	91,420,342
February 2/1/10—2/28/10	—	—	—	91,420,342
March 3/1/10—3/31/10	—	—	—	91,420,342
April 4/1/10—4/30/10	—	—	—	91,420,342
May 5/1/10—5/31/10	—	—	—	91,420,342
June 6/1/10—6/30/10	—	—	—	91,420,342
July 7/1/10—7/31/10	—	—	—	91,420,342
August 8/1/10—8/31/10	—	—	—	91,420,342
September 9/1/10—9/30/10	—	—	—	91,420,342

Total	—		—

(1)	On November 7, 2007, Siemens announced a Share Buyback Program adopted by the Management Board and approved by the Supervisory Board. The Share Buyback Program provided for repurchase of up to €10 billion of shares through the end of fiscal 2010. As of September 30, 2010, 56,201,421 shares amounting to €4.350 billion have been repurchased. Shares repurchased under the Share Buyback Program were purchased solely for the purpose of cancellation or for the purpose of issuing them to employees and members of the Managing Board. In fiscal 2010 and 2009, no shares were repurchased under this program.

(2)	The “maximum number of shares that may yet be purchased under the plans or programs at month-end” for the months from October 2009 to February 2010, as presented in the table above, represents the 91,420,342 Siemens shares authorized for repurchase by the Annual Shareholders’ Meeting on January 27, 2009. Under the currently effective resolution of the Annual Shareholders’ Meeting of January 26, 2010, which took effect on March 1, 2010 and remains in force until July 25, 2011, Siemens may repurchase up to 10% of its capital stock as of the date of the Shareholders’ resolution, which represents 91,420,342 Treasury shares.

The table above omits Siemens shares purchased by pension and other postretirement benefit plans sponsored by Siemens which purchased those shares independently of Siemens. In fiscal 2010, the principal Siemens sponsored pension and other postretirement benefit plans purchased 2,372,219 shares of Siemens AG common stock at an average price of €68.41 per share.

For further information on shares held in treasury see “Notes to Consolidated Financial Statements.”

ITEM 16F:	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G:	CORPORATE GOVERNANCE

Significant differences between Siemens’ corporate governance and NYSE corporate governance standards

Companies listed on the NYSE are subject to the Corporate Governance Standards of Section 303A (“NYSE Standards”) of the NYSE Listed Company Manual. Under the NYSE Standards, Siemens AG, as a foreign private issuer, is permitted to follow its home-country corporate governance practices in lieu of the NYSE Standards, except that it is required to comply with the NYSE Standards relating to the having of an audit committee (comprised of members who are “independent” under the SOA) and to certain NYSE notification obligations. In addition, the NYSE Standards require that foreign private issuers disclose any significant ways in which their corporate governance practices differ from those required of U.S. domestic companies under the NYSE Standards.

As a company incorporated in Germany, Siemens AG must primarily comply with the German Stock Corporation Act and the German Codetermination Act and follows the recommendations of the German Corporate Governance Code. Furthermore, Siemens complies with applicable rules and regulations of the markets on which its securities are listed, such as the NYSE, and also voluntarily complies with many of the NYSE requirements that by their terms apply only to U.S. domestic issuers. For additional information on our corporate governance, please refer to Item 6: “Directors, senior management and employees” and to Item 10: “Additional information.”

The significant differences between our governance practices and those of U.S. domestic NYSE issuers are as follows:

Two-Tier Board—The German Stock Corporation Act requires Siemens AG to have a two-tier board structure consisting of a Managing Board and a Supervisory Board. The two-tier system provides a strict separation of management and supervision. Roles and responsibilities of each of the two boards are clearly defined by law. The composition of the Supervisory Board is determined in accordance with the German Codetermination Act, which requires that one-half of the required 20 Supervisory Board members must be elected by our domestic employees. The Chairman of the Supervisory Board is entitled to cast a deciding vote when the Supervisory Board is unable to reach a decision in two separate rounds of voting.

Independence—In contrast to the NYSE Standards, which require the board of directors to affirmatively determine the independence of the individual directors with reference to specific tests of independence, German law does not require the Supervisory Board to make such affirmative findings on an individual basis. German law requires that the Audit Committee must include at least one independent member of the Supervisory Board who has knowledge and experience in the application of accounting principles or the auditing of financial statements. At the same time, the Bylaws for Siemens’ Supervisory Board contain several provisions to help ensure the independence of the Supervisory Board’s advice and supervision. Furthermore, the members of the Supervisory and Managing Boards are strictly independent of one another: a member of one board is legally prohibited from being concurrently active on the other. Supervisory Board members have independent decision-making authority and are legally prohibited from following any direction or instruction. Moreover, Supervisory Board members may not enter into advisory, service or certain other contracts with Siemens, unless approved by the Supervisory Board.

Committees—In contrast to the NYSE Standards, which require the creation of several specified board committees, composed of independent directors and operating pursuant to written charters that set forth their tasks and responsibilities, the Supervisory Board of Siemens AG has combined the functions of a nominating, compensation and corporate governance committee substantially in its Chairman’s Committee and has delegated part of the remaining functions to the Nominating Committee. Nevertheless, certain responsibilities, e.g. determination of the compensation of the members of the Managing Board, have not been delegated to a committee because German law requires the Supervisory Board to perform the function in full session. Both the Audit Committee and the Chairman’s Committee have written bylaws—adopted by the Supervisory Board—which address their respective tasks and responsibilities. The NYSE Standards were taken into consideration in drawing up these bylaws.

The Audit Committee of Siemens AG is subject to the requirements of the SOA and the Securities Exchange Act of 1934, as applicable to a foreign private issuer, and performs—in cooperation with the Compliance Committee—functions similar to those of an audit committee subject to the full NYSE Standards. Nevertheless, German law precludes certain responsibilities from being delegated to a committee, such as the selection of the independent auditors, who are required by German law to be elected at the Shareholders’ Meeting.

In addition, the Supervisory Board of Siemens AG has a Finance and Investment Committee and a Mediation Committee, the latter of which is required by German law. Neither of these two committees is required under the NYSE Standards.

Shareholder Approval of Equity Compensation Plans; Stock Repurchases—The NYSE Standards generally require U.S. domestic companies listed on the NYSE to obtain shareholder approval of all equity compensation plans (including stock option plans) and any material revisions to such plans. Under German law, the creation of authorized or contingent capital to issue shares and/or stock options requires the approval by our shareholders. This includes shareholder approval of the key points of a stock option plan as part of a decision regarding the creation of contingent capital or the repurchase and use of Siemens shares for servicing the stock option plan. Under German law, share buybacks generally require the prior authorization by shareholders. Such approval was last given at our January 26, 2010 Annual Shareholders’ Meeting, and this matter will generally be voted upon the expiration of each authorization.

PART III

ITEM 18:	FINANCIAL STATEMENTS

See pages F-1 through F-111

Siemens

Report of independent registered public accounting firm

To the Supervisory Board of Siemens Aktiengesellschaft:

We have audited the accompanying consolidated statements of financial position of Siemens Aktiengesellschaft and subsidiaries (the “Company”) as of September 30, 2010 and 2009, and the related consolidated statements of income, comprehensive income, cash flows and changes in equity for each of the two years in the period ended September 30, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries at September 30, 2010 and 2009, and the consolidated results of their operations and their cash flows for each of the two years in the period ended September 30, 2010, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and as adopted by the European Union.

As discussed in Note 2 to the financial statements, the Company changed its method of accounting for changes in ownership interests in subsidiaries and business combinations as a result of the adoption of IAS 27 (amended 2008), Consolidated and Separate Financial Statements, and IFRS 3 (revised 2008), Business Combinations, effective October 1, 2009.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The additional information in the Compensation section as of and for the years ended September 30, 2010 and 2009 presented in Item 6, “Directors, Senior Management and Employees”, which is not a required part of the financial statements, has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as whole.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Siemens Aktiengesellschaft’s internal control over financial reporting as of September 30, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 25, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young GmbH
Wirtschaftsprüfungsgesellschaft

Munich, Germany
November 25, 2010

Report of independent registered public accounting firm

The Supervisory Board of Siemens AG:

We have audited the accompanying consolidated statements of income, income and expense recognized in equity and cash flows of Siemens AG and subsidiaries (the Company) for the year ended September 30, 2008. The consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of its operations and its cash flows of the Company for the year ended September 30, 2008, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ KPMG AG
Wirtschaftsprüfungsgesellschaft

Munich, Germany
November 21, 2008

SIEMENS

CONSOLIDATED STATEMENTS OF INCOME
 For the fiscal years ended September 30, 2010, 2009 and 2008
(in millions of €, per share amounts in €)

	Note	2010	2009	2008

Revenue		75,978	76,651	77,327
Cost of goods sold and services rendered		(54,331)	(55,941)	(56,284)

Gross profit		21,647	20,710	21,043
Research and development expenses		(3,846)	(3,900)	(3,784)
Marketing, selling and general administrative expenses		(11,130)	(10,896)	(13,586)
Other operating income	6	856	1,065	1,047
Other operating expense	7	(1,611)	(632)	(2,228)
Income (loss) from investments accounted for using the equity method, net	8	(40)	(1,946)	260
Interest income	9	2,161	2,136	2,404
Interest expense	9	(1,890)	(2,213)	(2,208)
Other financial income (expense), net	9	(336)	(433)	(74)

Income from continuing operations before income taxes		5,811	3,891	2,874
Income taxes	10	(1,699)	(1,434)	(1,015)

Income from continuing operations		4,112	2,457	1,859
Income (loss) from discontinued operations, net of income taxes	4	(44)	40	4,027

Net income		4,068	2,497	5,886

Attributable to:
Non-controlling interests		169	205	161
Shareholders of Siemens AG		3,899	2,292	5,725
Basic earnings per share	36
Income from continuing operations		4.54	2.60	1.91
Income (loss) from discontinued operations		(0.05)	0.05	4.50

Net income		4.49	2.65	6.41

Diluted earnings per share	36
Income from continuing operations		4.49	2.58	1.90
Income (loss) from discontinued operations		(0.05)	0.05	4.49

Net income		4.44	2.63	6.39

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the fiscal years ended September 30, 2010, 2009 and 2008
(in millions of €)

		2010	2009	2008

Net income		4,068	2,497	5,886
Currency translation differences		1,220	(506)	(313)
Available-for-sale financial assets	11	19	72	(122)
Derivative financial instruments	31, 32	(149)	329	(237)
Actuarial gains and losses on pension plans and similar commitments	24	(2,054)	(1,249)	(1,719)

Other comprehensive income, net of tax(1)		(964)	(1,354)	(2,391)

Total comprehensive income		3,104	1,143	3,495

Attributable to:
Non-controlling interests		212	203	159
Shareholders of Siemens AG		2,892	940	3,336

(1)	Includes income (expense) resulting from investments accounted for using the equity method of €24, €71 and €(38), respectively, for the fiscal years ended September 30, 2010, 2009 and 2008.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

SIEMENS

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of September 30, 2010 and 2009
(in millions of €)

	Note	9/30/10	9/30/09

ASSETS
Current assets
Cash and cash equivalents		14,108	10,159
Available-for-sale financial assets	11	246	170
Trade and other receivables	12	14,971	14,449
Other current financial assets(1)	13	2,610	2,407
Inventories	14	14,950	14,129
Income tax receivables		790	612
Other current assets	15	1,258	1,191
Assets classified as held for disposal	4	715	517

Total current assets		49,648	43,634

Goodwill	16	15,763	15,821
Other intangible assets	17	4,969	5,026
Property, plant and equipment	18	11,748	11,323
Investments accounted for using the equity method	19	4,724	4,679
Other financial assets(1)	20	11,296	10,525
Deferred tax assets	10	3,940	3,291
Other assets		739	627

Total assets		102,827	94,926

LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current maturities of long-term debt	23	2,416	698
Trade payables		7,880	7,593
Other current financial liabilities(1)	21	1,401	1,600
Current provisions	25	5,138	4,191
Income tax payables		1,816	1,936
Other current liabilities	22	21,794	20,311
Liabilities associated with assets classified as held for disposal	4	146	157

Total current liabilities		40,591	36,486

Long-term debt	23	17,497	18,940
Pension plans and similar commitments	24	8,464	5,938
Deferred tax liabilities	10	577	776
Provisions	25	3,332	2,771
Other financial liabilities(1)		990	706
Other liabilities	26	2,280	2,022

Total liabilities		73,731	67,639

Equity	27
Common stock, no par value(2)		2,743	2,743
Additional paid-in capital		5,986	5,946
Retained earnings		22,998	22,646
Other components of equity		(8)	(1,057)
Treasury shares, at cost(3)		(3,373)	(3,632)

Total equity attributable to shareholders of Siemens AG		28,346	26,646

Non-controlling interests		750	641

Total equity		29,096	27,287

Total liabilities and equity		102,827	94,926

(1)	Due to the retrospective application of an amended accounting pronouncement in fiscal 2010, certain derivatives, not qualifying for hedge accounting, were reclassified from current to non-current (see Note 2 to the Consolidated Financial Statements).

(2)	Authorized: 1,111,513,421 and 1,111,513,421 shares, respectively. Issued: 914,203,421 and 914,203,421 shares, respectively.

(3)	44,366,416 and 47,777,661 shares, respectively.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

SIEMENS

CONSOLIDATED STATEMENTS OF CASH FLOW
For the fiscal years ended September 30, 2010, 2009 and 2008
(in millions of €)

	Note	2010	2009	2008

Cash flows from operating activities
Net income		4,068	2,497	5,886
Adjustments to reconcile net income to cash provided
Amortization, depreciation and impairments(1)		4,118	2,871	3,182
Income taxes		1,688	1,492	831
Interest (income) expense, net(2)		(271)	69	(208)
(Gains) losses on sales and disposals of businesses, intangibles and property, plant and equipment, net		(306)	(434)	(5,092)
(Gains) losses on sales of investments, net(3)		(72)	(351)	(35)
(Gains) losses on sales and impairments of current available-for-sale financial assets, net		13	11	(5)
(Income) losses from investments(1)(3)		59	1,974	(297)
Other non-cash (income) expenses		(59)	354	383
Change in current assets and liabilities
(Increase) decrease in inventories		(75)	(62)	(1,631)
(Increase) decrease in trade and other receivables		(51)	1,104	(1,088)
(Increase) decrease in other current assets(4)		(206)	103	448
Increase (decrease) in trade payables		112	(1,070)	719
Increase (decrease) in current provisions(5)		629	(549)	1,448
Increase (decrease) in other current liabilities(4)(5)		1,307	(762)	4,362
Change in other assets and liabilities(2)(4)(5)		(257)	(357)	73
Additions to assets held for rental in operating leases(6)		(623)	(463)	(583)
Income taxes paid		(1,951)	(1,536)	(1,564)
Dividends received		538	441	337
Interest received		688	769	875

Net cash provided by (used in) operating activities—continuing and discontinued operations		9,349	6,101	8,041
Net cash provided by (used in) operating activities—continuing operations		9,447	6,246	8,738
Cash flows from investing activities
Additions to intangible assets and property, plant and equipment(6)		(2,336)	(2,460)	(3,138)
Acquisitions, net of cash acquired		(485)	(208)	(5,407)
Purchases of investments(3)		(422)	(972)	(151)
Purchases of current available-for-sale financial assets		(138)	(52)	(16)
(Increase) decrease in receivables from financing activities		(192)	(495)	(2,445)
Proceeds from sales of investments, intangibles and property, plant and equipment(3)		589	1,224	803
Proceeds and (payments) from disposals of businesses		93	(234)	10,481
Proceeds from sales of current available-for-sale financial assets		44	35	49

Net cash provided by (used in) investing activities—continuing and discontinued operations		(2,847)	(3,162)	176
Net cash provided by (used in) investing activities—continuing operations		(2,768)	(2,968)	(9,446)
Cash flows from financing activities
Purchase of common stock	27	—	—	(4,350)
Proceeds from re-issuance of treasury stock		147	134	248
Proceeds from issuance of long-term debt	23	—	3,973	5,728
Repayment of long-term debt (including current maturities of long-term debt)		(45)	(1,076)	(691)
Change in short-term debt and other financing activities		(721)	(356)	(4,635)
Interest paid		(440)	(759)	(829)
Dividends paid	27	(1,388)	(1,380)	(1,462)
Dividends paid to non-controlling interest holders		(199)	(161)	(138)

Net cash provided by (used in) financing activities—continuing and discontinued operations		(2,646)	375	(6,129)
Net cash provided by (used in) financing activities—continuing operations		(2,823)	36	3,730
Effect of exchange rates on cash and cash equivalents		167	(39)	(99)
Net increase (decrease) in cash and cash equivalents		4,023	3,275	1,989
Cash and cash equivalents at beginning of period		10,204	6,929	4,940

Cash and cash equivalents at end of period		14,227	10,204	6,929
Less: Cash and cash equivalents of assets classified as held for disposal and discontinued operations at end of period		119	45	36

Cash and cash equivalents at end of period (Consolidated Statements of Financial Position)		14,108	10,159	6,893

(1)	Amortization, depreciation and impairments, in fiscal 2010, includes €1,145 related to the goodwill impairment at Healthcare’s Diagnostics Division. In fiscal 2009, (income) losses from investments include €1,634 related to an impairment of our equity method investment NSN. Impairments, net of reversals of impairments, on non-current available-for-sale investments are reclassified retrospectively to conform to the current year presentation.

(2)	Pension related interest income (expense) is reclassified retrospectively to conform to the current year presentation.

(3)	Investments include equity instruments either classified as non-current available-for-sale financial assets, accounted for using the equity method or classified as held for disposal. Purchases of investments includes certain loans to investments accounted for using the equity method.

(4)	Includes effects from the retrospective application of an amended accounting pronouncement in fiscal 2010, which resulted in the reclassification of certain derivatives, not qualifying for hedge accounting, from current to non-current. In addition, the prior-year presentation related to derivatives qualifying for cash flow hedge accounting was reclassified to conform to the current year presentation.

(5)	In fiscal 2010, the current portion of long-term provisions and accruals was reclassified. Prior-year amounts were adjusted to conform to the current year presentation.

(6)	Following a change in accounting pronouncements with the beginning of fiscal year 2010 additions to assets held for rental in operating leases, in previous years reported under additions to intangible assets and property, plant and equipment, were retrospectively reclassified from net cash provided by (used in) investing activities to net cash provided by (used in) operating activities. For further information, see Notes to the Consolidated Financial Statements.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

SIEMENS

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the fiscal years ended September 30, 2010, 2009 and 2008
(in millions of €)

		Additional
	Common	paid-in
	stock	capital

Balance at October 1, 2007	2,743	6,080

Net income	—	—
Other comprehensive income, net of tax	—	—
Dividends	—	—
Issuance of common stock and share-based payment	—	(1)
Purchase of common stock	—	—
Re-issuance of treasury stock	—	(67)
Other changes in equity	—	(15)

Balance at September 30, 2008	2,743	5,997

Balance at October 1, 2008	2,743	5,997

Net income	—	—
Other comprehensive income, net of tax	—	—
Dividends	—	—
Issuance of common stock and share-based payment	—	63
Re-issuance of treasury stock	—	(114)
Other changes in equity	—	—

Balance at September 30, 2009	2,743	5,946

Balance at October 1, 2009	2,743	5,946

Net income	—	—
Other comprehensive income, net of tax	—	—
Dividends	—	—
Issuance of common stock and share-based payment	—	60
Re-issuance of treasury stock	—	(20)
Other changes in equity	—	—

Balance at September 30, 2010	2,743	5,986

(1)	Retained earnings includes actuarial gains and losses on pension plans and similar commitments of €(2,053), €(1,248) and €(1,716), respectively, in the fiscal years ended September 30, 2010, 2009 and 2008.

(2)	In the fiscal year ended September 30, 2010, Other comprehensive income includes non controlling interests of €(1) relating to Actuarial gains and losses on pension plans and similar commitments, €44 relating to Currency translation differences, €— relating to Available-for-sale financial assets and €— relating to Derivative financial instruments.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

(continued)

Total comprehensive income
Other components of equity
			Available-				Total equity
		Currency	for-sale	Derivative		Treasury	attributable
Retained		translation	financial	financial		shares	to shareholders	Non-controlling	Total
earnings		differences	assets	instruments	Total	at cost	of Siemens AG	interests	equity

20,453		(475)	126	69	20,173	—	28,996	631	29,627

5,725		—	—	—	5,725	—	5,725	161	5,886
(1,716	)(1)	(314)	(122)	(237)	(2,389)	—	(2,389)	(2)	(2,391)
(1,462)		—	—	—	(1,462)	—	(1,462)	(127)	(1,589)
—		—	—	—	—	—	(1)	—	(1)
—		—	—	—	—	(4,350)	(4,350)	—	(4,350)
—		—	—	—	—	348	281	—	281
(11)		—	—	—	(11)	—	(26)	(57)	(83)

22,989		(789)	4	(168)	22,036	(4,002)	26,774	606	27,380

22,989		(789)	4	(168)	22,036	(4,002)	26,774	606	27,380

2,292		—	—	—	2,292	—	2,292	205	2,497
(1,248	)(1)	(505)	72	329	(1,352)	—	(1,352)	(2)	(1,354)
(1,380)		—	—	—	(1,380)	—	(1,380)	(137)	(1,517)
—		—	—	—	—	—	63	—	63
—		—	—	—	—	370	256	—	256
(7)		—	—	—	(7)	—	(7)	(31)	(38)

22,646		(1,294)	76	161	21,589	(3,632)	26,646	641	27,287

22,646		(1,294)	76	161	21,589	(3,632)	26,646	641	27,287

3,899		—	—	—	3,899	—	3,899	169	4,068
(2,053	)(1)	1,176	19	(149)	(1,007)	—	(1,007)	43	(964	)(2)
(1,388)		—	—	—	(1,388)	—	(1,388)	(183)	(1,571)
(19)		—	—	—	(19)	—	41	—	41
—		—	—	—	—	259	239	—	239
(87)		3	—	—	(84)	—	(84)	80	(4)

22,998		(115)	95	12	22,990	(3,373)	28,346	750	29,096

SIEMENS—NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEGMENT INFORMATION (continuing operations)
As of and for the fiscal years ended September 30, 2010, 2009 and 2008
(in millions of €)

	New orders(1)			External revenue			Intersegment revenue
	2010	2009	2008	2010	2009	2008	2010	2009	2008

Sectors
Industry	34,908	33,284	42,374	33,728	33,915	36,526	1,141	1,128	1,127
Energy	30,122	30,076	33,428	25,204	25,405	22,191	316	388	386
Healthcare	12,872	11,950	11,779	12,280	11,864	11,116	85	63	54

Total Sectors	77,902	75,310	87,581	71,212	71,184	69,833	1,541	1,579	1,567
Equity Investments	—	—	—	—	—	—	—	—	—
Cross-Sector Businesses
Siemens IT Solutions and Services	4,226	4,501	5,272	3,150	3,580	3,845	1,005	1,106	1,480
Siemens Financial Services (SFS)	787	778	756	661	663	675	126	114	81
Reconciliation to Consolidated Financial Statements
Centrally managed portfolio activities	414	474	2,243	324	461	2,068	21	42	148
Siemens Real Estate (SRE)	1,941	1,763	1,665	303	364	388	1,625	1,399	1,277
Corporate items and pensions	418	380	823	329	399	518	140	74	316
Eliminations, Corporate Treasury and other reconciling items	(4,525)	(4,215)	(4,845)	—	—	—	(4,458)	(4,314)	(4,869)

Siemens	81,163	78,991	93,495	75,978	76,651	77,327	—	—	—

(1)	This supplementary information on New orders is provided on a voluntary basis. It is not part of the Consolidated Financial Statements subject to the audit opinion.

(2)	Profit of the Sectors as well as of Equity Investments, Siemens IT Solutions and Services and Centrally managed portfolio activities is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes.

(3)	Assets of the Sectors as well as of Equity Investments, Siemens IT Solutions and Services and Centrally managed portfolio activities is defined as Total assets less income tax assets, less non-interest bearing liabilities/provisions other than tax liabilities. Assets of SFS and SRE is Total assets.

(4)	Free cash flow represents net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment. Free cash flow of the Sectors, Equity Investments, Siemens IT Solutions and Services and Centrally managed portfolio activities primarily exclude income tax, financing interest and certain pension related payments and proceeds. Free cash flow of SFS, a financial services business, and of SRE includes related financing interest payments and proceeds; income tax payments and proceeds of SFS and SRE are excluded.

(5)	To correspond with the presentation in the Consolidated Statements of Cash Flow, with the beginning of fiscal year 2010 additions to intangible assets and property, plant and equipment are reported excluding additions to assets held for rental in operating leases. Additions to assets held for rental in operating leases amount €623, €463 and €543 in the fiscal years ended September 30, 2010, 2009 and 2008, respectively. For further information, see Notes to the Consolidated Financial Statements.

(6)	Amortization, depreciation and impairments contains amortization and impairments, net of reversals of impairments, of intangible assets other than goodwill as well as depreciation and impairments of property, plant and equipment, net of reversals of impairments.

(7)	Fiscal 2010 include higher personnel-related expenses, including expenses of €310 million related to special remuneration for non-management employees. After allocation of the remuneration to the Sectors is determined in the first quarter of fiscal 2011, the expenses will be allocated primarily to the Sectors.

Due to rounding, numbers presented may not add up precisely to totals provided.

(continued)

													Additions to
													intangible assets			Amortization,
													and property, plant			depreciation and
Total revenue			Profit(2)				Assets(3)			Free cash flow(4)			and equipment(5)			impairments(6)
2010	2009	2008	2010		2009	2008	9/30/10	9/30/09	9/30/08	2010	2009	2008	2010	2009	2008	2010	2009	2008

34,869	35,043	37,653	3,478		2,701	3,947	10,014	10,551	11,923	4,020	3,340	3,807	817	818	1,221	1,023	1,077	1,130
25,520	25,793	22,577	3,562		3,315	1,434	805	1,594	913	4,522	2,523	2,940	579	662	681	447	385	345
12,364	11,927	11,170	748		1,450	1,225	11,952	12,813	13,257	2,391	1,743	1,195	328	353	401	709	654	640

72,753	72,763	71,400	7,789		7,466	6,606	22,771	24,958	26,093	10,934	7,606	7,942	1,724	1,833	2,303	2,178	2,116	2,115
—	—	—	(191)		(1,851)	95	3,319	3,833	5,587	402	236	148	—	—	—	—	—	—

4,155	4,686	5,325	(537)		90	144	(150)	241	241	(116)	1	156	138	114	158	142	180	224
787	777	756	447		304	286	12,506	11,704	11,328	333	330	(50)	95	154	146	334	320	285

345	503	2,216	(139)		(371)	(440)	(574)	(543)	(973)	(130)	(233)	(209)	8	10	46	7	28	134
1,928	1,763	1,665	250		341	356	5,067	4,489	3,489	9	3	(42)	328	298	259	296	181	161
469	473	834	(1,479	)(7)	(1,715)	(3,873)	(10,447)	(7,445)	(6,978)	(1,951)	(2,766)	(1,826)	57	64	103	74	84	163
(4,458)	(4,314)	(4,869)	(328)		(373)	(300)	70,335	57,589	55,676	(2,371)	(1,391)	(380)	(13)	(13)	(16)	(59)	(70)	(67)

75,978	76,651	77,327	5,811		3,891	2,874	102,827	94,826	94,463	7,111	3,786	5,739	2,336	2,460	2,999	2,973	2,839	3,015

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

1.	Basis of presentation

The accompanying Consolidated Financial Statements present the operations of Siemens AG with registered offices in Berlin and Munich, Germany, and its subsidiaries (the Company or Siemens). They have been prepared in accordance with International Financial Reporting Standards (IFRS), as adopted by the European Union (EU). The financial statements are also in accordance with IFRS as issued by the IASB. Certain pronouncements have been early adopted, see Note 2.

Siemens prepares and reports its Consolidated Financial Statements in euros (€). Siemens is a German based multinational corporation with a balanced business portfolio of activities predominantly in the field of electronics and electrical engineering (for further information see Note 37).

The Consolidated Financial Statements were authorised for issue by the Managing Board on November 25, 2010. The Consolidated Financial Statements are generally prepared on the historical cost basis, except as stated in Note 2.

2.	Summary of significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these Consolidated Financial Statements.

Basis of consolidation—The Consolidated Financial Statements include the accounts of Siemens AG and its subsidiaries which are directly or indirectly controlled. Control is generally conveyed by ownership of the majority of voting rights. Additionally, the Company consolidates special purpose entities (SPE’s) when, based on the evaluation of the substance of the relationship with Siemens, the Company concludes that it controls the SPE. To determine when the Company should consolidate based on substance, Siemens considers the circumstances listed in SIC-12.10 as additional indicators regarding a relationship in which Siemens controls an SPE. Siemens looks at these SIC-12.10 circumstances as indicators and always privileges an analysis of individual facts and circumstances on a case-by-case basis. Associated companies are recorded in the Consolidated Financial Statements using the equity method of accounting. Companies in which Siemens has joint control are also recorded using the equity method.

Business combinations—Business combinations are accounted for under the acquisition method. The cost of an acquisition is measured at the fair value of the assets given and liabilities incurred or assumed at the date of exchange. Acquisition-related costs are expensed in the period incurred. Identifiable assets acquired and liabilities assumed in a business combination (including contingent liabilities) are measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest. Uniform accounting policies are applied. Changes to contingent consideration classified as a liability at the acquisition date are recognized in profit and loss. Non-controlling interests may be measured at their fair value (full-goodwill-methodology) or at the proportional fair value of assets acquired and liabilities assumed. After initial recognition non-controlling interests may show a deficit balance since both profits and losses are allocated to the shareholders based on their equity interests. In business combinations achieved in stages, any previously held equity interest in the acquiree is remeasured to its acquisition date fair value. If there is no loss of control, transactions with non-controlling interests are accounted for as equity transactions not affecting profit and loss. At the date control is lost, any retained equity interests are re-measured to fair value.

Associated companies—Companies in which Siemens has the ability to exercise significant influence over operating and financial policies (generally through direct or indirect ownership of 20 percent to 50 percent of the voting rights) are recorded in the Consolidated Financial Statements using the equity method of accounting and are initially recognized at cost. Where necessary, adjustments are made to bring the accounting policies in line with those of Siemens. The excess of Siemens’ initial investment in associated companies over Siemens’ ownership

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

percentage in the underlying net assets of those companies is attributed to certain fair value adjustments with the remaining portion recognized as goodwill. Goodwill relating to the acquisition of associated companies is included in the carrying amount of the investment and is not amortized but is tested for impairment as part of the overall investment in the associated company. Siemens’ share of its associated companies’ post-acquisition profits or losses is recognized in the income statement, and its share of post-acquisition movements in equity that have not been recognized in the associates’ profit or loss is recognized directly in equity. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment in the associated company. When Siemens’ share of losses in an associated company equals or exceeds its interest in the associate, Siemens does not recognize further losses, unless it incurs obligations or makes payments on behalf of the associate. The interest in an associate is the carrying amount of the investment in the associate together with any long-term interests that, in substance, form part of Siemens’ net investment in the associate. Intercompany results arising from transactions between Siemens and its associated companies are eliminated to the extent of Siemens’ interest in the associated company. Siemens determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If this is the case, Siemens calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value. Upon loss of significant influence over the associate, Siemens measures and recognises any retaining investment at its fair value. Any difference between the carrying amount of the associate upon loss of significant influence and the fair value of the retaining investment and proceeds from disposal is recognised in profit or loss.

Foreign currency translation—The assets, including goodwill, and liabilities of foreign subsidiaries, where the functional currency is other than the euro, are translated using the exchange rate at the end of the reporting period, while the Statements of Income are translated using average exchange rates during the period. Differences arising from such translations are recognized within equity and reclassified to net income when the gain or loss on disposal of the foreign subsidiary is recognized.

The exchange rates of the significant currencies of non-euro countries used in the preparation of the Consolidated Financial Statements were as follows:

		Year-end		Annual average rate
		exchange rate		€1 quoted
		€1 quoted		into currencies
		into currencies specified below		specified below
		September 30,		Fiscal year
Currency	ISO Code	2010	2009	2010	2009	2008

U.S. Dollar	USD	1.365	1.464	1.358	1.361	1.507
British Pound	GBP	0.860	0.909	0.869	0.875	0.763
Chinese Renminbi	CNY	9.133	9.966	9.226	9.340	10.701
Indian Rupee	INR	61.247	70.001	62.754	66.335	61.954

Hyperinflationary accounting—Financial statements of foreign subsidiaries, where the functional currency is the currency of a hyperinflationary economy, are adjusted to reflect changes in general purchasing power. In such instances, all items which are recognized on the Statement of Financial Position and in the Statements of Income are translated using the exchange rate at closing. Each non-monetary item on the Statement of Financial Position which is carried at cost or amortized cost and each transaction in the Statements of Income are restated by applying a general price index from the date of acquisition or initial incurrence of these items. The cumulative effects of inflation are recognized in the retained earnings at first time adoption or as gains and losses in net income at subsequent periods.

Revenue recognition—Revenue is recognized for product sales when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the risks and rewards of ownership have been

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

transferred to the customer, the amount of revenue can be measured reliably, and collection of the related receivable is reasonably assured. If product sales are subject to customer acceptance, revenue is not recognized until customer acceptance occurs. Revenues from construction-type projects are generally recognized under the percentage-of-completion method, based on the percentage of costs to date compared to the total estimated contract costs, contractual milestones or performance. Revenues from service transactions are recognized as services are performed. For long-term service contracts, revenues are recognized on a straight-line basis over the term of the contract or, if the performance pattern is other than straight-line, as the services are provided, i.e. generally under the percentage-of-completion method. Operating lease income for equipment rentals is recognized on a straight-line basis over the lease term. Arrangements that are not in the legal form of a lease are accounted for as a lease if based on the substance of the arrangement it is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset. Receivables from finance leases, in which Siemens as lessor transfers substantially all the risks and rewards incidental to ownership to the customer are recognized at an amount equal to the net investment in the lease. Finance income is subsequently recognized based on a pattern reflecting a constant periodic rate of return on the net investment using the effective interest method. A selling profit component on manufacturing leases is recognized based on the policies for outright sales. Royalties are recognized on an accrual basis in accordance with the substance of the relevant agreement.

Sales of goods and services as well as software arrangements sometimes involve the provision of multiple elements. In these cases, the Company determines whether the contract or arrangement contains more than one unit of accounting. An arrangement is separated if (1) the delivered element(s) has (have) value to the customer on a stand-alone basis, (2) there is reliable evidence of the fair value of the undelivered element(s) and (3), if the arrangement includes a general right of return relative to the delivered element(s), delivery or performance of the undelivered element(s) is (are) considered probable and substantially in the control of the Company. If all three criteria are fulfilled, the appropriate revenue recognition convention is then applied to each separate unit of accounting. Generally, the total arrangement consideration is allocated to the separate units of accounting based on their relative fair values. The hierarchy of fair value evidence is as follows: (a) sales prices for the component when it is regularly sold on a stand-alone basis, (b) third-party prices for similar components or, under certain circumstances, (c) cost plus an adequate business-specific profit margin related to the relevant element. By this means, reliable fair values are generally available. However, there might be cases when fair value evidence according to (a) and (b) is not available and the application of the cost plus-method (c) does not create reasonable results because the costs incurred are not an appropriate base for the determination of the fair value of an element. In such cases the residual method is used, if fair value evidence is available for the undelivered but not for one or more of the delivered elements, i.e. the amount allocated to the delivered elements equals the total arrangement consideration less the aggregate fair value of the undelivered elements. If the three separation criteria (1) to (3) are not met, revenue is deferred until such criteria are met or until the period in which the last undelivered element is delivered. The amount allocable to the delivered elements is limited to the amount that is not contingent upon delivery of additional elements or meeting other specified performance obligations.

Dividends are recognized when the right to receive payment is established. Interests are recognized using the effective interest method.

Functional costs—In general, operating expenses by types are assigned to the functions following the functional area of the corresponding profit and cost centers. Expenses relating to cross-functional initiatives or projects are assigned to the respective functional costs based on an appropriate allocation principle.

Government grants—Government grants are recognized when there is reasonable assurance that the conditions attached to the grants are complied with and the grants will be received. Grants awarded for the purchase or the production of fixed assets (grants related to assets) are generally offset against the acquisition or production costs of the respective assets and reduce future depreciations accordingly. Grants awarded for other than

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

non-current assets (grants related to income) are reported in the Consolidated Statements of Income under the same functional area as the corresponding expenses. They are recognized as income over the periods necessary to match them on a systematic basis to the costs that are intended to be compensated. Government grants for future expenses are recorded as deferred income.

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

Costs for development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, are capitalized if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable and Siemens intends, and has sufficient resources, to complete development and to use or sell the asset. The costs capitalized include the cost of materials, direct labour and other directly attributable expenditure that serves to prepare the asset for use. Such capitalized costs are included in Other intangible assets as other internally generated intangible assets, see Note 17. Other development costs are expensed as incurred. Capitalized development costs are stated at cost less accumulated amortization and impairment losses with an amortization period of generally three to five years.

Government grants for research and development activities are offset against research and development costs. They are recognized as income over the periods in which the research and development costs incur that are to be compensated. Government grants for future research and development costs are recorded as deferred income.

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

Goodwill—Goodwill is not amortized, but instead tested for impairment annually, as well as whenever there are events or changes in circumstances (triggering events) which suggest that the carrying amount may not be recoverable. Goodwill is carried at cost less accumulated impairment losses.

The goodwill impairment test is performed at the level of Divisions which represent cash-generating units or groups of cash-generating units and are the lowest level at which goodwill is monitored for internal management purposes.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the (groups of) cash-generating unit(s) that are expected to benefit from the synergies of the business combination. If the carrying amount of the Division, to which the goodwill is allocated, exceeds its recoverable amount, an impairment loss on goodwill allocated to this Division is recognised. The recoverable amount is the higher of the Division’s fair value less costs to sell and its value in use. If either of these amounts exceeds the carrying amount, it is not always necessary to determine both amounts. Siemens determines the recoverable amount of a Division based on its fair value less costs to sell. These values are generally determined based on discounted cash flow calculations. Impairment losses on goodwill are not reversed in future periods if the recoverable amount exceeds the carrying

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

amount of the (group of) cash-generating unit(s) to which the goodwill is allocated; see Note 16 for further information.

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

Property, plant and equipment—Property, plant and equipment is valued at cost less accumulated depreciation and impairment losses. If the costs of certain components of an item of property, plant and equipment are significant in relation to the total cost of the item, they are accounted for and depreciated separately. Depreciation expense is recognized using the straight-line method. Residual values and useful lives are reviewed annually and, if expectations differ from previous estimates, adjusted accordingly. Costs of construction of qualifying assets, i.e. assets that require a substantial period of time to be ready for its intended use, include capitalized interest, which is amortized over the estimated useful life of the related asset. The following useful lives are assumed:

Factory and office buildings	20 to 50 years
Other buildings	5 to 10 years
Technical machinery & equipment	5 to 10 years
Furniture & office equipment	generally 5 years
Equipment leased to others	generally 3 to 5 years

Impairment of property, plant and equipment and other intangible assets—The Company reviews property, plant and equipment and other intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In addition, intangible assets with indefinite useful lives as well as intangible assets not yet available for use are subject to an annual impairment test. Recoverability of assets is measured by the comparison of the carrying amount of the asset to the recoverable amount, which is the higher of the asset’s value in use and its fair value less costs to sell. If assets do not generate cash inflows that are largely independent of those from other assets or groups of assets, the impairment test is not performed at an individual asset level, instead, it is performed at the level of the cash-generating unit the asset belongs to. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets or cash generating unit exceeds their recoverable amount. If the fair value cannot be determined, the assets’ value in use is applied as their recoverable amount. The assets’ value in use is measured by discounting their estimated future cash flows. If there is an indication that the reasons which caused the impairment no longer exist, Siemens assesses the need to reverse all or a portion of the impairment.

The Company’s property, plant and equipment and other intangible assets to be disposed of are recorded at the lower of carrying amount or fair value less costs to sell and depreciation is ceased.

Discontinued operations and non-current assets held for disposal—Discontinued operations are reported when a component of an entity comprising operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity is classified as held for sale or has been disposed of, if the component either (a) represents a separate major line of business or geographical area of operations or (b) is part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations or (c) is a subsidiary acquired exclusively with a view to resale.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

Siemens classifies a non-current asset or a disposal group (outside discontinued operations) as held for disposal if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the asset or disposal group must be available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets or disposal groups and its sale must be highly probable.

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

Defined benefit plans—Siemens measures the entitlements of the defined benefit plans by applying the projected unit credit method. The approach reflects an actuarially calculated net present value of the future benefit entitlement for services already rendered. In determining the net present value of the future benefit entitlement for service already rendered (Defined Benefit Obligation (DBO)), Siemens considers future compensation and benefit increases, because the employee’s final benefit entitlement at regular retirement age depends on future compensation or benefit increases. For post-employment healthcare benefits, Siemens considers health care trends in the actuarial valuations.

For unfunded plans, Siemens recognizes a pension liability equal to the DBO adjusted by unrecognized past service cost. For funded plans, Siemens offsets the fair value of the plan assets with the benefit obligations. Siemens recognizes the net amount, after adjustments for effects relating to unrecognized past service cost and any asset ceiling, under pension liability or pension asset.

Actuarial gains and losses, resulting for example from an adjustment of the discount rate or from a difference between actual and expected return on plan assets, are recognized by Siemens in the Consolidated Statements of Comprehensive Income in the year in which they occur. Those effects are recorded in full directly in equity, net of tax.

Provisions—A provision is recognized in the Statement of Financial Position when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect is material, provisions are recognized at present value by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money. When a contract becomes onerous, the present obligation under the contract is recognized as a provision and measured at the lower of the expected cost of fulfilling the contract and the expected cost of terminating the contract as far as they exceed the expected economic benefits of the contract. Additions to provisions and reversals are generally recognized in the income statement. The present value of legal obligations associated with the retirement of property, plant and equipment (asset retirement obligations) that result from the acquisition, construction, development or normal use of an asset is added to the carrying amount of the related asset. The additional carrying amount is depreciated over the useful life of the related asset. Additions to and reductions from the present value of asset retirement obligations that result from changes in

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

estimates are generally recognized by adjusting the carrying amount of the related asset and provision. If the asset retirement obligation is settled for other than the carrying amount of the liability, the Company recognizes a gain or loss on settlement.

Termination benefits—Termination benefits are recognized in the period incurred and when the amount is reasonably estimable. Termination benefits in accordance with IAS 19 are recognized as a liability and an expense when the entity is demonstrably committed, through a formal termination plan or otherwise creating a valid expectation, to either provide termination benefits as a result of an offer made in order to encourage voluntary redundancy or terminate employment before the normal retirement date.

Financial instruments—A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. Financial assets of the Company mainly include cash and cash equivalents, available-for-sale financial assets, trade receivables, loans receivable, finance lease receivables and derivative financial instruments with a positive fair value. Cash and cash equivalents are not included within the category available-for-sale financial assets as these financial instruments are not subject to fluctuations in value. Siemens does not make use of the category held to maturity. Financial liabilities of the Company mainly comprise notes and bonds, loans from banks, commercial paper, trade payables, finance lease payables and derivative financial instruments with a negative fair value. Siemens does not make use of the option to designate financial assets or financial liabilities at fair value through profit or loss at inception (Fair Value Option). Based on their nature, financial instruments are classified as financial assets and financial liabilities measured at cost or amortized cost and financial assets and financial liabilities measured at fair value and as receivables from finance leases. See Notes 31 and 32 for further information.

Financial instruments are recognized on the Statement of Financial Position when Siemens becomes a party to the contractual obligations of the instrument. Regular way purchases or sales of financial assets, i.e. purchases or sales under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the marketplace concerned, are accounted for at the trade date.

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

Available-for-sale financial assets—Investments in equity instruments, debt instruments and fund shares are all classified as available-for-sale financial assets and are measured at fair value, if reliably measurable. Unrealized gains and losses, net of applicable deferred income taxes, are recognized in Other comprehensive income. Provided that fair value cannot be reliably determined, Siemens measures available-for-sale financial instruments at cost. This applies to equity instruments that do not have a quoted market price in an active market, and decisive parameters cannot be reliably estimated to be used in valuations models for the determination of fair value.

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

Derivative financial instruments—Derivative financial instruments, such as foreign currency exchange contracts and interest rate swap contracts, are measured at fair value. Derivative instruments are classified as held for trading unless they are designated as hedging instruments, for which hedge accounting is applied. Changes in the fair value of derivative financial instruments are recognized periodically either in net income or, in the case of a cash flow hedge, in Other comprehensive income, net of applicable deferred income taxes. Certain derivative instruments embedded in host contracts are also accounted for separately as derivatives.

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

Cash flow hedges—The effective portion of changes in the fair value of derivative instruments designated as cash flow hedges are recognized in Other comprehensive income, net of applicable deferred income taxes, and any ineffective portion is recognized immediately in net income. Amounts accumulated in equity are reclassified into net income in the same periods in which the hedged item affects net income, see Note 32 for further information.

Share-based payment—IFRS 2 distinguishes between cash-settled and equity-settled share-based payment transactions. For both types, the fair value is measured at grant date and compensation expense is recognized over the vesting period during which the employees become unconditionally entitled to the awards granted. Cash-settled awards are re-measured at fair value at the end of each reporting period and upon settlement. Siemens uses an option pricing model to determine the fair value of stock options. The fair value of other share-based awards, such as stock awards, matching shares, and shares granted under the Jubilee Share Program, is determined as the market price of Siemens shares, considering dividends during the vesting period the grantees are not entitled to and certain non-vesting conditions, if applicable. See Note 34 for further information on share-based awards.

Prior year information—The presentation of certain prior year information has been reclassified to conform to the current year presentation. Specifically, in May 2008, the IASB issued a standard for improvements to International Financial Reporting Standards. In the Consolidated Statements of Cash Flow, according to an amendment of IAS 7, Statement of Cash Flows, cash flows to manufacture or acquire assets held for rental and subsequent sale in the course of the ordinary activities are presented as cash flows from operating activities. Previously, cash outflows in the context of operating leases have been presented as cash flows from investing activities. The amended IAS 7 is effective for annual periods beginning on or after January 1, 2009. Siemens applied

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

the amendment retrospectively in the Statement of Cash Flow in fiscal year 2010. The amended IAS 1, applied retrospectively in fiscal 2010, resulted in the reclassification of certain derivative financial instruments, not qualifying for hedge accounting, from current to non-current. As of September 30, 2008, €227 were reclassified from Other current financial assets to Other financial assets and €334 from Other current financial liabilities to Other financial liabilities. As of September 30, 2009, the reclassification from Other current financial assets and liabilities to Other financial assets and liabilities amounted to €507 and €555, respectively. Beginning in fiscal 2010, the Company presents total interest income and expense separately in the Consolidated Statements of Income in accordance with Part II of the Annual Improvements Project 2008 of the IASB. Additionally, pension-related interest income (expense) as well as impairments, net of reversals of impairments, on investments accounted for using the equity method and non-current available-for-sale investments are reclassified retrospectively in the Consolidated Statements of Cash Flow to conform to the current year presentation.

Recently adopted accounting pronouncements

In January 2008, the IASB published the revised standards IFRS 3, Business Combinations (IFRS 3 (2008)) and IAS 27, Consolidated and Separate Financial Statements (IAS 27 (2008)) which were endorsed in fiscal 2009. The revised standards are effective for business combinations in annual periods beginning on or after July 1, 2009 and were applied by the Company as of fiscal 2010 including its consequential amendments to IFRS 2, IFRS 7 and IAS 39.

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

In September 2007, the International Accounting Standards Board (IASB) issued IAS 1, Presentation of Financial Statements: A Revised Presentation (IAS 1 revised). IAS 1 revised replaces IAS 1, Presentation of Financial Statements (revised in 2003), as amended in 2005. The revision is aimed at improving users’ ability to analyze and compare the information given in financial statements. IAS 1 revised sets overall requirements for the presentation of financial statements, guidelines for their structure and minimum requirements for their content. The new standard is effective for fiscal periods beginning on or after January 1, 2009. The Company retrospectively applied IAS 1 revised in fiscal 2010 for all periods presented.

In fiscal 2010, the Company also adopted IAS 7 Statements of Cash Flows (retrospectively) and IAS 16 Property, Plant and Equipment in conjunction with the 2008 Improvements to IFRSs as well as IAS 23 Borrowing Costs (as revised 2007).

In March 2009, the IASB issued Improving Disclosures about Financial Instruments (Amendments to IFRS 7 Financial Instruments: Disclosures) which enhances disclosures about fair value measurements of Financial

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

Instruments. A three-level fair value disclosure hierarchy is introduced, that distinguishes fair value measurements by the significance of the inputs used and reflects the availability of observable market inputs when estimating fair values. Amendments are also made to enhance disclosures on liquidity risks, by clarifying the scope of liabilities to be disclosed in a maturity analysis. Siemens decided to early adopt the amendment in its fiscal 2009 Consolidated Financial Statements.

Recent accounting pronouncements, not yet adopted

The following pronouncement, issued by the IASB, is not yet effective and has not yet been adopted by the Company:

In November 2009, the IASB issued IFRS 9 Financial Instruments. This standard is the first phase of the IASB’s three-phase project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 amends the classification and measurement requirements for financial assets, including some hybrid contracts. It uses a single approach to determine whether a financial asset is measured at amortized cost or at fair value, replacing the different rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments (its business model) and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the different impairment methods in IAS 39. The new standard is applicable for annual reporting periods beginning on or after January 1, 2013; early adoption is permitted. The European Financial Reporting Advisory Group postponed its endorsement advice, to take more time to consider the output from the IASB project to improve accounting for financial instruments. The Company is currently assessing the impacts of the adoption on the Company’s Consolidated Financial Statements.

The IASB issued various other pronouncements. These recently adopted pronouncements as well as pronouncements not yet adopted did not have a material impact on Siemens’ Consolidated Financial Statements.

3.	Critical accounting estimates

Siemens’ Consolidated Financial Statements are prepared in accordance with IFRS as issued by the IASB and as adopted by the EU. Siemens’ significant accounting policies, as described in Note 2 are essential to understanding the Company’s results of operations, financial positions and cash flows. Certain of these accounting policies require critical accounting estimates that involve complex and subjective judgments and the use of assumptions, some of which may be for matters that are inherently uncertain and susceptible to change. Such critical accounting estimates could change from period to period and have a material impact on the Company’s results of operations, financial positions and cash flows. Critical accounting estimates could also involve estimates where management reasonably could have used a different estimate in the current accounting period. Management cautions that future events often vary from forecasts and that estimates routinely require adjustment.

Revenue recognition on construction contracts—The Company’s Sectors, particularly Energy and Industry, conduct a significant portion of their business under construction contracts with customers. The Company generally accounts for construction projects using the percentage-of-completion method, recognizing revenue as performance on contract progresses. Certain long-term service contracts are accounted for under the percentage-of-completion method as well. This method places considerable importance on accurate estimates of the extent of progress towards completion. Depending on the methodology to determine contract progress, the significant estimates include total contract costs, remaining costs to completion, total contract revenues, contract risks and other judgments. Management of the operating Divisions continually reviews all estimates involved in such construction contracts and adjusts them as necessary. The Company also uses the percentage-of-completion method for projects financed directly or indirectly by Siemens. In order to qualify for such accounting, the credit quality of the customer must meet certain minimum parameters as evidenced by the customer’s credit rating or by a credit analysis performed by Siemens Financial Services (SFS), which performs such reviews on behalf of the Company’s

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

Managing Board. In addition, to qualify for such accounting, at a minimum, a customer’s credit rating must be single B from external rating agencies or an equivalent SFS-determined rating. In cases where the credit quality does not meet such standards, the Company recognizes revenue for construction contracts and financed projects based on the lower of cash if irrevocably received, or contract completion. The Company believes the credit factors used provide a reasonable basis for assessing credit quality.

Trade and other receivables—The allowance for doubtful accounts involves significant management judgment and review of individual receivables based on individual customer creditworthiness, current economic trends and analysis of historical bad debts on a portfolio basis. For the determination of the country-specific component of the individual allowance, we also consider country credit ratings, which are centrally determined based on information from external rating agencies. Regarding the determination of the valuation allowance derived from a portfolio-based analysis of historical bad debts, a decline of receivables in volume results in a corresponding reduction of such provisions and vice versa. As of September 30, 2010 and 2009, Siemens recorded a total valuation allowance for accounts receivable of €1,161 and €1,281, respectively.

Impairment—Siemens tests at least annually whether goodwill has incurred any impairment, in accordance with its accounting policy. The determination of the recoverable amount of a Division to which goodwill is allocated involves the use of estimates by management. The outcome predicted by these estimates is influenced e.g. by the successful integration of acquired entities, volatility of capital markets and foreign exchange rate fluctuations. The recoverable amount is the higher of the Division’s fair value less costs to sell and its value in use. The Company generally uses discounted cash flow based methods to determine these values. These discounted cash flow calculations use five-year projections that are based on the financial budgets approved by management. Cash flow projections take into account past experience and represent management’s best estimate about future developments. Cash flows after the planning period are extrapolated using individual growth rates. Key assumptions on which management has based its determination of fair value less costs to sell and value in use include estimated growth rates, weighted average cost of capital and tax rates. These estimates, including the methodology used, can have a material impact on the respective values and ultimately the amount of any goodwill impairment. In fiscal 2010 a goodwill impairment of €1,145 was recognized in the Diagnostics Division of Sector Healthcare. See Note 16 for further information as well as for parameters of Healthcare’s Diagnostics Division impairment test.

Likewise, whenever property, plant and equipment, other intangible assets and investments accounted for using the equity method are tested for impairment, the determination of the assets’ recoverable amount involves the use of estimates by management and can have a material impact on the respective values and ultimately the amount of any impairment.

In the three months ended September 30, 2009, NSN, presented in the segment Equity Investments was tested for impairment. The main triggering events were NSN’s loss of market share as well as a decrease in the product business operations resulting in significantly adjusted financial forecasts of future cash flows of NSN. The NSN impairment test is based on fair value less costs to sell applying a discounted cash flow method. As a result, an impairment loss of €1,634 was recognized in fiscal 2009. Whether future impairments of our investment in NSN will be required is dependent on its ability to grow and/or otherwise return to increasing profitability.

Employee benefit accounting—Pension plans and similar commitments—Obligations for pension and other post-employment benefits and related net periodic benefit costs are determined in accordance with actuarial valuations. These valuations rely on key assumptions including discount rates, expected return on plan assets, expected salary increases, mortality rates and health care trend rates. The discount rate assumptions are determined by reference to yields on high-quality corporate bonds of appropriate duration and currency at the end of the reporting period. In case such yields aren’t available discount rates are based on government bonds yields. Expected returns on plan assets assumptions are determined on a uniform methodology, considering long-term historical returns and asset allocations. Due to changing market and economic conditions the underlying key assumptions

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

may differ from actual developments and may lead to significant changes in pension and other post-employment benefit obligations. Such differences are recognized in full directly in equity in the period in which they occur without affecting profit or loss. For a discussion of the current funded status and a sensitivity analysis with respect to the impact of certain critical assumptions on the net periodic benefit cost see Note 24.

Termination benefits—Siemens runs restructuring projects on an individual basis. Costs in conjunction with terminating employees and other exit costs are subject to significant estimates and assumptions. See Note 5 for further information.

Provisions—Significant estimates are involved in the determination of provisions related to onerous contracts, warranty costs, asset retirement obligations and legal proceedings. A significant portion of the business of certain operating Divisions is performed pursuant to long-term contracts, often for large projects, in Germany and abroad, awarded on a competitive bidding basis. Siemens records a provision for onerous sales contracts when current estimates of total contract costs exceed expected contract revenue. Such estimates are subject to change based on new information as projects progress toward completion. Onerous sales contracts are identified by monitoring the progress of the project and updating the estimate of total contract costs which also requires significant judgment relating to achieving certain performance standards, for example in the IT service business, the Mobility Division, Industry Solutions Division, Workflow and Solutions Division and the Energy Sector as well as estimates involving warranty costs. Significant estimates and assumptions are also involved in the determination of provisions related to major asset retirement obligations. Uncertainties surrounding the amount to be recognized include, for example, the estimated costs of decommissioning because of the long time frame over which future cash outflows are expected to occur including the respective interest accretion. Amongst others, the estimated cash outflows could alter significantly if, and when, political developments affect the government’s plans to develop the final storage. See Note 25 Provisions for further information on major asset retirement obligations.

Siemens is subject to legal and regulatory proceedings in various jurisdictions. Such proceedings may result in criminal or civil sanctions, penalties or disgorgements against the Company. If it is more likely than not that an obligation of the Company exists and will result in an outflow of resources, a provision is recorded if the amount of the obligation can be reliably estimated. Regulatory and legal proceedings as well as government investigations often involve complex legal issues and are subject to substantial uncertainties. Accordingly, management exercises considerable judgment in determining whether there is a present obligation as a result of a past event at the end of the reporting period, whether it is more likely than not that such a proceeding will result in an outflow of resources and whether the amount of the obligation can be reliably estimated. The Company periodically reviews the status of these proceedings with both inside and outside counsel. These judgments are subject to change as new information becomes available. The required amount of a provision may change in the future due to new developments in the particular matter. Revisions to estimates may significantly impact future net income. Upon resolution, Siemens may incur charges in excess of the recorded provisions for such matters. It cannot be excluded, that the financial position or results of operations of Siemens will be materially affected by an unfavorable outcome of legal or regulatory proceedings or government investigations. See Note 30 for further information on legal proceedings.

Income taxes—Siemens operates in various tax jurisdictions and therefore has to determine tax positions under respective local tax laws and tax authorities’ views which can be complex and subject to different interpretations of taxpayers and local tax authorities. Deferred tax assets are recognized if sufficient future taxable profit is available, including income from forecasted operating earnings, the reversal of existing taxable temporary differences and established tax planning opportunities. As of each period-end, management evaluates the recoverability of deferred tax assets, based on projected future taxable profits. As future developments are uncertain and partly beyond management’s control, assumptions are necessary to estimate future taxable profits as well as the period in which deferred tax assets will recover. Estimates are revised in the period in which there is sufficient

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

evidence to revise the assumption. If management considers it probable that all or a portion of a deferred tax asset cannot be realized, a corresponding valuation allowance is taken into account.

4.	Acquisitions, dispositions and discontinued operations

a) Acquisitions

In fiscal 2010, 2009 and 2008, the Company completed a number of acquisitions. These acquisitions have been accounted for under the acquisition method and have been included in the Company’s Consolidated Financial Statements since the date of acquisition.

aa) Acquisitions in fiscal 2010

At the beginning of November 2009, Siemens acquired a controlling interest of 100 percent in Solel Solar Systems Ltd., Beit Shemesh/Israel (Solel), in a share deal transaction. Solel is a solar technology company focusing on the concentrated solar power (CSP) market. Solel develops, designs, manufactures and installs equipment for solar thermal power plants. Besides that, Solel is also developing the Lebrija 1 (50MW) solar thermal power plant in Spain (Lebrija 1). The rationale for the acquisition was to expand the product portfolio of Siemens in the field of CSP to become a leading CSP product and solution provider. Solel, which was consolidated as of November 2009, has been integrated into Sector Energy Renewable Division. The aggregate consideration amounts to approximately €279 (including €14 cash acquired). The Company further proceeded with the purchase price allocation in the fourth quarter of fiscal 2010, but has not yet finalized it. As such, the amounts recognized as a result of the fair value measurement of assets acquired and liabilities assumed have been determined provisionally. Based on the provisional fair value assessment, approximately €56 was allocated to intangible assets subject to amortization and approximately €194 was recorded as goodwill. Of the €56 intangible assets, €35 was allocated to patented and unpatented technology with weighted average useful life of 6.5 years, €14 to order backlog with weighted average useful life of 1 year and €7 to in-process research and development and trademarks with weighted average useful life of 4 years. The acquired Solel business contributed revenues of €92 and a net loss of €53 (including purchase price accounting effects and integration costs) to the group for the period from acquisition to September 30, 2010. If the acquisition had occurred on October 1, 2009, impact on consolidated revenues and consolidated loss for the 12 months ended September 30, 2010 would have been €109 and €52, respectively.

In fiscal 2010, Siemens additionally acquired various entities, which were not material, either individually or in aggregate.

ab) Acquisitions in fiscal 2009

In fiscal 2009, Siemens acquired various entities, which were not material, either individually or in aggregate.

ac) Acquisitions in fiscal 2008

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

b) Dispositions and Discontinued Operations

ba) Dispositions not qualifying for discontinued operations: closed transactions

Dispositions in fiscal 2010

At the end of December 2009, Siemens sold its 25 percent minority stake in Dräger Medical AG & Co. KG to the majority shareholder Drägerwerk AG & Co. KGaA. The investment was accounted for using the equity method at the Healthcare Sector. The sale proceeds include a cash component, a vendor loan component and an option component, which is dependent on the share-price performance of the Drägerwerk AG & Co. KGaA.

Regarding the disposition of the Airfield Solutions Business of the Industry Sector and the Roke Manor activities in the U.K. see Note 6; regarding the sale of UBS Real Estate Kapitalanlagegesellschaft mbH see Note 9.

Dispositions in fiscal 2009

The Siemens Wohnungsgesellschaft real estate transaction closed in the third quarter of fiscal 2009—see Note 6 for further information.

At the beginning of October 2008, Siemens completed the transfer of an 80.2 percent stake in Siemens Home and Office Communication Devices GmbH & Co. KG (SHC), reported in Centrally managed portfolio activities, to ARQUES Industries AG. The transaction resulted in a preliminary net loss of €108 (including an impairment loss of €78) of which the majority was recorded in fiscal 2008.

At the beginning of November 2008, Siemens signed an agreement to sell its 50 percent stake of Fujitsu Siemens Computers (Holding) BV (FSC), which was presented in the segment Equity Investments, to Fujitsu Limited. The transaction closed at the beginning of April 2009. The transaction resulted in a pre-tax gain, net of related costs of €327. The transaction gain is included in Other operating income.

Dispositions in fiscal 2008

At the end of July 2008, the Sector Industry’s Division OSRAM completed the sale of its Global Tungsten & Powders unit. The transaction resulted in a pre-tax gain of €130, net of related costs, which is included in Other operating income.

At the end of May 2008, the Company sold its Wireless Modules Business, which was part of the Division Industry Automation in the Sector Industry The transaction resulted in a pre-tax gain of €131, net of related costs, which is included in Other operating income.

bb) Dispositions not qualifying for discontinued operations: held for disposal

The Consolidated Statement of Financial Position as of September 30, 2010 and 2009 include assets of €715 and €517 and liabilities of €146 and €157, respectively, classified as held for disposal. Included as of September 30, 2010 are mainly amounts relating to Electronics Assembly Systems (EA) in Centrally managed portfolio activities and Areva NP S.A.S., held by the Energy Sector. For EA, closing is expected in the second quarter of fiscal 2011. In January 2009, Siemens announced that it will terminate the Shareholders Agreement of the joint venture Areva NP S.A.S., and sell its 34 percent interest in Areva NP S.A.S. to the majority shareholder Areva S.A. under the terms of a put agreement. The carrying amount of the interest in Areva NP S.A.S. amounts to €190.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

The required approval of antitrust authorities has been obtained in October 2009. The Company expects to receive the expert opinion regarding the valuation of Areva NP S.A.S. within calendar year 2010, which is a necessary precondition to close this transaction. The major classes of assets and liabilities classified as asset held for sale are the carrying amount of our 34 percent interest in Areva NP S.A.S and the operating assets and liabilities held by EA.

bc) Discontinued operations

Siemens VDO Automotive (SV)—discontinued operations

At the beginning of December 2007, Siemens sold its SV activities to Continental AG, Hanover, Germany for a sales price of €11.4 billion. The transaction resulted in a pre-tax gain, net of related costs of €5,522, which is included in discontinued operations. The historical results of SV are reported as discontinued operations in the Consolidated Statements of Income for all periods presented.

The net results of SV reported in the Consolidated Statements of Income consist of the following components:

	Year ended September 30,
	2010	2009	2008

Revenue	—	—	1,842
Costs and expenses, including gain on disposal	(1)	4	3,553

Income (loss) from discontinued operations before income taxes	(1)	4	5,395

Income taxes	—	(1)	65

Income (loss) from discontinued operations, net of income taxes	(1)	3	5,460

As a result of taxable reorganizations in fiscal 2007, prior to the completion of the sale, no disposal gain related income taxes arose on the disposal of SV in December 2007.

Former segment Communications (Com)—discontinued operation

The historical results of the former operating segment Communications (Com), with the exception of certain business activities which became part of Centrally managed portfolio activities are reported as discontinued operations in the Company’s Consolidated Statements of Income for all periods presented. The Com activities previously included the Mobile Devices (MD) business, which was sold in fiscal 2005, the carrier-related operations which were contributed to Nokia Siemens Networks B.V., The Netherlands (NSN) in April 2007 and Siemens Enterprise Communications (SEN) of which 51 percent were sold as of September 30, 2008.

In April 2007, Siemens contributed its carrier-related operations and Nokia Corporation (Nokia), Finland contributed its Networks Business Group into NSN, in exchange for shares in NSN. Siemens and Nokia each own an economic share of approximately 50 percent of NSN.

Siemens has the ability to exercise significant influence over operating and financial policies of NSN and beginning April 2007, reports its equity interest in NSN in Investments accounted for using the equity method, see Note 19, and its share of income (loss) in NSN in Income (loss) from investments accounted for using the equity method, net, see Note 8.

At the end of September 2008, Siemens sold a 51 percent stake in SEN to The Gores Group, a U.S.-based financial and operational management firm. The Gores Group contributed two businesses into Enterprise Networks Holdings B.V., The Netherlands (EN), which complement the business of SEN. The transaction resulted in a loss of €1,015 in fiscal 2008, and a pre-tax gain of €36 and €117, respectively in fiscal 2010 and 2009, all included in discontinued operations. The historical results of SEN are reported as discontinued operations in the Consolidated Statements of Income for all periods presented including adjustments to the former Com business.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

Siemens has the ability to exercise significant influence over operating and financial policies of EN and beginning September 30, 2008 reports its equity interest in EN in Investments accounted for using the equity method, see Note 19, and its share of income (loss) in EN in Income (loss) from investments accounted for using the equity method, net, see Note 8.

The net results of discontinued operations presented in the Consolidated Statements of Income reflecting the former Com activities consist of the following components:

	Year ended September 30,
	2010	2009	2008

Revenue	2	15	3,155
Costs and expenses	(92)	(47)	(3,592)
Loss on measurement to fair value less costs to sell	—	—	(88)
Gain (loss) related to the contribution of the carrier-related operations to NSN	—	9	(12)
Gain (loss) on disposal of the SEN business	36	117	(1,015)

Income (loss) from discontinued operations before income taxes	(54)	94	(1,552)

Income taxes corresponding to ordinary activities including the measurement to fair value less costs to sell	22	(34)	59
Income taxes corresponding to the gain or loss related to the contribution of the carrier-related operations to NSN	—	(4)	7
Income taxes corresponding to the gain or loss related to the contribution of the Siemens Enterprise Business to EN	(11)	(19)	53

Income (loss) from discontinued operations, net of income taxes	(43)	37	(1,433)

The net results of discontinued operations presented in the Consolidated Statements of Income for fiscal 2010 and 2009, relate mainly to legal and carve-out related matters in connection with the former Com activities; in fiscal 2009 they also relate to a loss on disposal of the SEN business which was compensated by a positive income effect of €154 from a settlement between Siemens and The Gores Group regarding pending requirements for purchase price adjustment and further mutual obligations in relation to the disposal of the SEN business. Discontinued operations in fiscal 2008 include charges pursuant to the terms of the MD disposal transaction, including substantial effects stemming from the insolvency of BenQ Mobile GmbH & Co. OHG, Germany.

The effects of the fiscal 2009 settlement between Siemens and The Gores Group are subject to German corporate tax only. In fiscal 2008, the loss on disposal of the SEN business was substantially non tax deductible.

5.	Restructuring expense

Siemens has implemented and will continue to run various restructuring measures. In fiscal 2010, for example, the Industry Sector reported personnel-related expenses of €200 for a number of restructuring projects.

Under a strategic reorientation of Siemens IT Solutions and Services, as previously announced by Siemens, a restructuring project was initiated in fiscal 2010; it aims at providing a competitive structure of the Siemens IT business by reducing the workforce by 4,200 jobs worldwide. The related program measures mainly are severance payments in conjunction with transfer companies, early retirement arrangements and severance payments. Assumptions concern mainly the duration of the individual participation in transfer companies. In fiscal 2010, restructuring costs comprised termination benefits of €399, which were reported at Siemens IT Solutions and Services.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

In fiscal 2008, the SG&A program was initiated, which aimed at reducing marketing, selling, general and administrative expense (SG&A) by approximately €1.2 billion by the year 2010. In fiscal 2009, net expenses under the SG&A program of €235 were reported in Corporate items which include termination benefits resulting from the SG&A program and other ongoing personnel-related restructuring measures of €337. They also include a gain of €102 attributable to the reversal of accrued termination benefits recognized as of September 30, 2008 for the German part of SG&A and related programs which is due to a change in estimate on the respective program measures, i.e. more intensive use of the early retirement arrangements as compared to severance payments in conjunction with transfer companies. In fiscal 2008, restructuring costs under the SG&A program, as well as related to this program primarily, consisted of termination benefits of €1,081. SG&A program-related termination benefits are reported in Corporate items and pensions.

Restructuring costs are recorded in Income (loss) from continuing operations before income taxes. Other current liabilities include the majority of the termination benefits.

6.	Other operating income

	Year ended September 30,
	2010	2009	2008

Gains on disposals of businesses	134	409	447
Gains on sales of property, plant and equipment and intangibles	287	356	314
Other	435	300	286

	856	1,065	1,047

Gains on disposals of businesses, in fiscal 2010, includes €47 gain related to the sale of our Airfield Solutions Business of the Industry Sector and €35 from the sale of our Roke Manor activities in the U.K, held centrally. Gains on disposals of businesses in fiscal 2009 include €327 from the sale of Siemens’ investment in FSC presented in the segment Equity Investments. In fiscal 2008, the line item includes a €131 gain from the sale of the Wireless Modules Business and a €130 gain from the disposal of the Global Tungsten & Powders unit, both presented in the Industry Sector. See Note 4 Acquisitions, dispositions and discontinued operations for further information.

Real estate, which we had recognized as a lessee finance lease under a previous sale and lease back transaction, was sold by the lessor (entities controlled by the Siemens Pension-Trust e.V.) in fiscal 2010, which resulted in the dissolution of our liability from continuing lease involvement of €191 (non-cash transaction), the removal of real estate with a carrying amount of €122 and a gain of €69 reported in Gains on sales of property, plant and equipment and intangibles. In connection with the new real estate operating lease, entered into in the second quarter of fiscal 2010, the Company received lease subsidies amounting to €43 which are deferred and recognized in income over the term of the new lease. In fiscal 2010, Gains on sales of property, plant and equipment and intangibles also includes a gain of €74 from the sale of various properties in Zug, Switzerland. Gains on sales of property, plant and equipment and intangibles in fiscal 2009, includes a pre-tax gain of €224, net of related costs, from the sale of Siemens’ residential real estate holdings. The transaction is presented in Siemens Real Estate.

Other, in fiscal 2010, includes gains from settlement agreements with former Managing and Supervisory Board members in conjunction with compliance matters, mainly from Siemens’ directors and officers insurance of €84; as well as €40 related to the recovery of funds frozen by authorities. For further information on legal and regulatory matters included in Other see Note 30. In the third quarter of fiscal 2010, the Company ceased to consolidate a subsidiary because of a loss of control and began accounting for the investment using the equity method of accounting. This loss of control resulted in a gain of €40 that is primarily attributable to the dilution of derivatives financial liabilities held by the investee. Other in fiscal 2009, includes income related to legal and regulatory matters.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

7.	Other operating expense

	Year ended September 30,
	2010	2009	2008

Impairment of goodwill, see Note 16	(1,145)	(32)	(78)
Losses on disposals of businesses	(117)	(68)	(112)
Losses on sales of property, plant and equipment and intangibles	(48)	(83)	(49)
Other	(301)	(449)	(1,989)

	(1,611)	(632)	(2,228)

Impairment of goodwill in fiscal 2010, relates to Healthcare’s Diagnostics Division, see Note 16 for further information.

Losses on disposals of businesses in fiscal 2010, include €106 provided for in connection with the announced sale of the Electronics Assembly Systems business held in Centrally managed portfolio activities.

Other in fiscal 2009, includes fees for outside advisors engaged in connection with investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities of €95 and €53 provided for in connection with a settlement agreement with the World Bank Group—see Note 30 Legal Proceedings for further information.

Other in fiscal 2008, comprises €1 billion in estimated fines, see Note 25, in connection with settlement negotiations of legal matters with authorities in Germany and the U.S. and €430 in fees for outside advisors engaged in connection with investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities, see Note 30. Other in fiscal 2008 also includes €390 in connection with a not-for-profit foundation set up by Siemens in fiscal 2008. The foundation operates in three areas: it supports enlarging basic services and improving social structures; initiates educational projects; and contributes to strengthening cultural identity. Siemens contributed €390 in cash to the foundation in fiscal 2008. Of the €390, €300 is to remain in the foundation and €90 shall be used to serve the foundations’ purposes.

8.	Income (loss) from investments accounted for using the equity method, net

	Year ended September 30,
	2010	2009	2008

Share of profit (loss), net	(9)	(392)	259
Gains (losses) on sales, net	9	5	1
Impairment	(40)	(1,644)	—
Reversals of impairment	—	85	—

	(40)	(1,946)	260

Share of profit (loss), net includes our share in NSN’s fiscal 2010, 2009 and 2008 earnings of €(533), €(543) and €(119), respectively, our share in EN’s fiscal 2010, 2009 and 2008 earnings of €5, €(171) and €—, respectively, our share in BSH Bosch und Siemens Hausgeräte GmbH (BSH) as well as our share in Krauss-Maffei Wegmann GmbH & Co. KG (KMW) the two latter totaling €277, €195 and €242, in fiscal 2010, 2009 and 2008, respectively, see also Note 4 and Note 19 for further information.

Investments in associates and in jointly controlled entities are tested for impairment if there is an indication that the investment may be impaired. In the three months ended September 30, 2009, NSN, presented in the segment Equity Investments, was tested for impairment. The main triggering events were NSN’s loss of market share as well

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

as a decrease in the product business operations resulting in significantly adjusted financial forecasts of future cash flows of NSN. The NSN impairment test is based on fair value less costs to sell applying a discounted cash flow method. As a result, an impairment loss of €1,634 was recognized in Income (loss) from investments accounted for using the equity method. The weighted average cost of capital (WACC) and the terminal value growth rate were the key assumptions used in calculating the fair value of the NSN equity impairment. A post-tax WACC of 9 percent and a terminal value growth rate of 1 percent were used. We believe, our assumptions were generally consistent with the current market assessment of the risks specific to NSN and take into consideration macroeconomic and industry specific trends.

Reversals of impairment in fiscal 2009 of €51 relates to an impairment in a previous year of an investment held by SFS, which was reversed as a result of a recovery of our expected future results from that investment.

For further information on the Company’s principal investments accounted for under the equity method see Note 19.

9.	Interest income, interest expense and other financial income (expense), net

	Year ended September 30,
	2010	2009	2008

Pension related interest income	1,396	1,303	1,510
Interest income, other than pension	765	833	894

Interest income	2,161	2,136	2,404

Pension related interest expense	(1,461)	(1,530)	(1,374)
Interest expense, other than pension	(429)	(683)	(834)

Interest expense	(1,890)	(2,213)	(2,208)

Income (expense) from available-for-sale financial assets, net	44	(12)	89
Miscellaneous financial income (expense), net	(380)	(421)	(163)

Other financial income (expense), net	(336)	(433)	(74)

The components of Income (expense) from pension plans and similar commitments, net were as follows:

	Year ended September 30,
	2010	2009	2008

Expected return on plan assets	1,396	1,303	1,510
Interest cost	(1,461)	(1,530)	(1,347)

Income (expense) from pension plans and similar commitments, net	(65)	(227)	136

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

Total amounts of Interest income and (expense), other than pension, were as follows:

	Year ended September 30,
	2010	2009	2008

Interest income, other than pension	765	833	894
Interest (expense), other than pension	(429)	(683)	(834)

Interest income (expense), net, other than pension	336	150	60

Thereof: Interest income (expense) of Operations, net	19	39	60
Thereof: Other interest income (expense), net	317	111	—

Interest income (expense) of Operations, net includes interest income and expense primarily related to receivables from customers and payables to suppliers, interest on advances from customers and advanced financing of customer contracts. Other interest income (expense), net includes all other interest amounts primarily consisting of interest relating to corporate debt, and related hedging activities, as well as interest income on corporate assets.

Interest income (expense) other than pension includes the following with respect to financial assets (financial liabilities) not at fair value through profit or loss:

	Year ended September 30,
	2010	2009	2008

Total interest income on financial assets	749	804	883
Total interest expenses on financial liabilities(1)	(1,002)	(994)	(859)

(1)	Relating to hedged positions, herein only the interest expense on hedged items not at fair value through profit and loss is included, whereas Interest expense, other than pension also contains the offsetting effect on interest of the hedging instrument. The difference is due to the disparities of interest rate swap contracts further explained in footnote 32, Fair value hedges of fixed-rate debt obligations.

The components of Income (expense) from available-for-sale financial assets, net were as follows:

	Year ended September 30,
	2010	2009	2008

Dividends received	24	29	70
Gains on sales, net	64	16	45
Impairment	(48)	(59)	(36)
Other	4	2	10

Income (expense) from available-for-sale financial assets, net	44	(12)	89

Gains on sales, net, in fiscal 2010, include €47 gain from the sale of UBS Real Estate Kapitalanlagegesellschaft mbH.

Miscellaneous financial income (expense), net, in fiscal 2010, 2009 and 2008, comprises gains (losses) of €(313), €(200) and €(81), respectively, as a result of the accretion of provisions and the increase (decrease) in the discount rate, as well as expenses as a result of allowances and write offs of finance receivables, net of reversals of €(63), €(162) and €(55), respectively. It also includes gains and losses related to derivative financial instruments.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

10.	Income taxes

Income (loss) from continuing operations before income taxes is attributable to the following geographic regions:

	Year ended September 30,
	2010	2009	2008

Germany	1,891	1,525	(449)
Foreign	3,920	2,366	3,323

	5,811	3,891	2,874

Income tax expense (benefit) consists of the following:

	Year ended September 30,
	2010	2009	2008

Current tax:
German corporation and trade taxes	31	269	124
Foreign income taxes	1,564	1,209	1,001

	1,595	1,478	1,125

Deferred tax:
Germany	445	1	(212)
Foreign	(341)	(45)	102

	104	(44)	(110)

Income tax expense	1,699	1,434	1,015

The current income tax expense in fiscal 2010, 2009 and 2008 includes adjustments recognized for current tax of prior years in the amount of €(234), €(11) and €(58), respectively. The reduction of the German current tax expense in fiscal 2010 is affected by the release of tax liabilities after the positive decision on appeal with respect to the deductibility of certain expenses associated with certain foreign dividends.

The deferred tax expense (benefit) in fiscal 2010, 2009 and 2008 includes tax effects of the origination and reversal of temporary differences of €(199), €(177) and €(52).

In Germany, the calculation of current tax is based on a corporate tax rate of 15 percent and a solidarity surcharge thereon of 5.5 percent, for all distributed and retained earnings. In addition to corporate taxation, trade tax is levied on profits earned in Germany. As an effect of the German Corporation Tax Reform 2008, trade tax is a non deductible expense since 2008, resulting in an average trade tax rate of 15 percent and a combined total tax rate of 31 percent. Deferred tax assets and liabilities are measured at tax rates that are expected to apply to the period when the asset is realized or the liability is settled.

For foreign subsidiaries, current taxes are calculated based on the local tax laws and applicable tax rates in the individual foreign countries. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

Income tax expense differs from the amounts computed by applying a combined statutory German income tax rate of 31 percent as follows:

	Year ended September 30,
	2010	2009	2008

Expected income tax expense	1,801	1,206	891
Increase (decrease) in income taxes resulting from:
Non-deductible losses and expenses	691	715	533
Tax-free income	(305)	(421)	(259)
Taxes for prior years	(256)	(76)	(31)
Change in realizability of deferred tax assets and tax credits	(37)	25	34
Change in tax rates	11	(17)	6
Foreign tax rate differential	(213)	(116)	(86)
Tax effect of investments accounted for using the equity method	2	121	(79)
Other, net	5	(3)	6

Actual income tax expense	1,699	1,434	1,015

The income tax resulting from non-tax deductible losses and expenses in fiscal 2010 is mainly attributable to the goodwill impairment of the Diagnostics Division of Healthcare, which is only partly tax-deductible; in fiscal 2009, to the impairment of NSN; and in fiscal 2008, to estimated fines in connection with the then ongoing settlement negotiations of legal matters with authorities in the U.S. (settled in fiscal 2009).

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

Deferred income tax assets and liabilities on a gross basis are summarized as follows:

	September 30,
	2010	2009

Assets:
Financial assets	12	66
Other intangible assets	297	117
Property, plant and equipment	305	337
Inventories	528	428
Receivables	994	518
Pension plans and similar commitments	2,674	1,892
Provisions	1,835	1,515
Liabilities	2,645	1,848
Tax loss and credit carryforward	1,971	2,455
Other	312	209

Deferred tax assets	11,573	9,385

Liabilities:
Financial assets	189	138
Other intangible assets	1,357	1,286
Property, plant and equipment	787	700
Inventories	2,112	1,793
Receivables	2,413	1,532
Provisions	800	962
Liabilities	265	168
Other	287	291

Deferred tax liabilities	8,210	6,870

Total deferred tax assets, net	3,363	2,515

In assessing the realizability of deferred tax assets, management considers the extent to which it is probable that the deferred tax asset will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable profits during the periods in which those temporary differences and tax loss carryforwards become deductible. Management considers the expected reversal of deferred tax liabilities and projected future taxable income in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is probable the Company will realize the benefits of these deductible differences. As of September 30, 2010 the Company has certain tax losses subject to significant limitations. For those losses deferred tax assets are not recognized, as it is not probable that gains will be generated to offset those losses.

As of September 30, 2010, the Company had €6,496 (in fiscal 2009: 8,015) of gross tax loss carryforwards. The Company assumes that future operations will generate sufficient taxable income to realize the deferred tax assets.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

Deferred tax assets have not been recognized in respect of the following items (gross amounts):

	September 30,
	2010	2009

Deductible temporary differences	204	341
Tax loss carryforward	629	612

	833	953

As of September 30, 2010 and 2009, respectively €297 and €332 of the unrecognized tax loss carryforwards expire over the periods to 2027.

The Company has ongoing regular tax audits concerning open income tax years in a number of jurisdictions. Adequate provisions for all open tax years have been foreseen.

The Company recorded deferred tax liabilities for income taxes and foreign withholding taxes on future dividend distributions from subsidiaries which are intended to be repatriated. The company has not recognized deferred tax liabilities for income taxes or foreign withholding taxes on the cumulative earnings of subsidiaries of €15,609 (in fiscal 2009: €15,403) because the earnings are intended to be permanently reinvested in the subsidiaries.

Including the items charged or credited directly to equity and the expense (benefit) from continuing and discontinued operations, the income tax expense (benefit) consists of the following:

	Year ended September 30,
	2010	2009	2008

Continuing operations	1,699	1,434	1,015
Discontinued operations	(11)	58	(184)
Income and expense recognized directly in equity	(893)	(231)	(120)

	795	1,261	711

11.	Available-for-sale financial assets

The following tables summarize the current portion of the Company’s investment in available-for-sale financial assets:

	September 30, 2010
			Unrealized
	Cost	Fair value	Gain	Loss

Equity instruments	6	22	16	—
Debt instruments	210	213	3	—
Fund shares	11	11	—	—

	227	246	19	—

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

	September 30, 2009
			Unrealized
	Cost	Fair value	Gain	Loss

Equity instruments	7	19	12	—
Debt instruments	109	112	3	—
Fund shares	38	39	1	—

	154	170	16	—

Proceeds from sales of available-for-sale financial assets traded in an active market for the years ended September 30, 2010, 2009 and 2008 were €44, €35 and €49, respectively. Gross realized gains on sales of such available-for-sale financial assets for continuing and discontinued operations for the years ended September 30, 2010, 2009 and 2008 were €5, €7 and €13, respectively. Gross realized losses on sales of such available-for-sale financial assets for continuing and discontinued operations for the years ended September 30, 2010, 2009 and 2008 were €3, €10 and €1, respectively.

Available-for-sale financial assets classified as non-current are included in Other financial assets, see Note 20.

12.	Trade and other receivables

	September 30,
	2010	2009

Trade receivables from the sale of goods and services	13,186	12,711
Receivables from finance leases	1,785	1,738

	14,971	14,449

The valuation allowance on the Company’s current and long-term receivables, see Notes 12, 13 and 20 (except for receivables from finance leases), which belong to the class of Financial assets and liabilities measured at (amortized) cost, changed as follows:

	Year ended September 30,
	2010	2009	2008

Valuation allowance as of beginning of fiscal year	1,116	913	805
Increase in valuation allowances recorded in the income statement in the current period	63	449	247
Write-offs charged against the allowance	(240)	(222)	(141)
Recoveries of amounts previously written-off	13	7	18
Foreign exchange translation differences	40	(24)	(5)
Reclassification to Assets held for disposal	1	(7)	(11)

Valuation allowance as of fiscal year-end	993	1,116	913

Receivables from finance leases are presented in the Statements of Financial Position as follows:

	September 30,
	2010	2009

Receivables from finance leases, current	1,785	1,738
Receivables from finance leases, long-term portion	3,094	3,147

	4,879	4,885

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

The valuation allowance on the Company’s current and long-term receivables, see Notes 12 and 20, relating to finance leases, changed as follows:

	Year ended September 30,
	2010	2009	2008

Valuation allowance as of beginning of fiscal year	165	100	90
Increase in valuation allowances recorded in the income statement in the current period	45	148	56
Write-offs charged against the allowance	(64)	(97)	(58)
Recoveries of amounts previously written-off	15	18	13
Foreign exchange translation differences	7	(4)	(1)

Valuation allowance as of fiscal year-end	168	165	100

Minimum future lease payments to be received are as follows:

	September 30,
	2010	2009

2010	—	2,084
2011	2,145	1,450
2012	1,428	978
2013	978	597
2014	541	280
2015	238	—
After 2015 in fiscal 2010 (after 2014 in fiscal 2009)	168	173

Minimum future lease payments to be received	5,498	5,562

The following table shows a reconciliation of minimum future lease payments to the gross and net investment in leases and to the present value of the minimum future lease payments receivable:

	September 30,
	2010	2009

Minimum future lease payments	5,498	5,562
Plus: Unguaranteed residual values	182	170

Gross investment in leases	5,680	5,732

Less: Unearned finance income	(633)	(682)
Net investment in leases	5,047	5,050

Less: Allowance for doubtful accounts	(168)	(165)
Less: Present value of unguaranteed residual value	(153)	(144)

Present value of minimum future lease payments receivable	4,726	4,741

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

The gross investment in leases and the present value of minimum future lease payments receivable are due as follows:

	September 30,
	2010	2009

Gross investment in leases	5,680	5,732
Within 1 year	2,187	2,117
1 to 5 years	3,308	3,420
Thereafter	185	195
Present value of minimum future lease payments receivable	4,726	4,741
Within 1 year	1,785	1,707
1 to 5 years	2,790	2,881
Thereafter	151	153

Investments in finance leases primarily relate to equipment for information technology and office machines, industrial machinery, medical equipment and transportation systems. Actual cash flows will vary from contractual maturities due to future sales of finance receivables, prepayments and write-offs.

13.	Other current financial assets

	September 30,
	2010	2009

Derivative financial instruments	949	782
Loans receivable	740	786
Other	921	839

	2,610	2,407

14.	Inventories

	September 30,
	2010	2009

Raw materials and supplies	2,420	2,279
Work in process	3,724	3,619
Costs and earnings in excess of billings on uncompleted contracts	7,538	7,137
Finished goods and products held for resale	2,866	2,945
Advances to suppliers	657	565

	17,205	16,545
Advance payments received	(2,255)	(2,416)

	14,950	14,129

Cost of goods sold and services rendered include inventories recognized as an expense amounting to €52,083, €54,098 and €54,496, respectively, in fiscal 2010, 2009 and 2008. Raw materials and supplies, work in process as well as finished goods and products held for resale are valued at the lower of acquisition/production cost and net realizable value. The respective write-downs, as compared to prior year, increased by €128 (fiscal 2009 increase by €162; fiscal 2008 increase by €71).

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

Costs and earnings in excess of billings on uncompleted contracts relates to construction contracts, with net asset balances where contract costs plus recognized profits less recognized losses exceed progress billings. Construction contracts, here and as follows, include service contracts accounted for under the percentage of completion method. Liabilities from contracts for which progress billings exceed costs and recognized profits less recognized losses are recognized in Other current liabilities; see Note 22.

The aggregate amount of costs incurred and recognized profits less recognized losses for construction contracts in progress, as of September 30, 2010, 2009 and 2008 amounted to €71,497, €67,420 and €55,174, respectively. Advance payments received on construction contracts in progress were €9,622, €8,442 and €8,886 as of September 30, 2010, 2009 and 2008. Revenue from construction contracts amounted to €27,152, €25,907 and €24,453, respectively, for fiscal 2010, 2009 and 2008. Retentions in connection with construction contracts were €681, €550 and €544 in fiscal 2010, 2009, and 2008. Information concerning construction contracts does not include disposal groups.

15.	Other current assets

	September 30,
	2010	2009

Miscellaneous tax receivables	686	618
Prepaid expenses	296	317
Other	276	256

	1,258	1,191

16.	Goodwill

Goodwill has changed as follows:

	Year ended September 30,
	2010	2009

Cost
Balance at beginning of year	16,317	16,558
Translation differences and other	898	(366)
Acquisitions and purchase accounting adjustments	246	232
Dispositions and reclassifications to assets classified as held for disposal	(25)	(107)

Balance at year-end	17,436	16,317

Accumulated impairment losses and other changes
Balance at beginning of year	496	554
Translation differences and other	32	(12)
Impairment losses recognized during the period	1,145	32
Dispositions and reclassifications to assets classified as held for disposal	—	(78)

Balance at year-end	1,673	496

Net book value
Balance at beginning of year	15,821	16,004
Balance at year-end	15,763	15,821

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

				Dispositions and
				reclassifications
				to assets
	Net book	Translation	Acquisitions and	classified as		Net book
	value as of	differences	purchase accounting	held for		value as of
	10/1/2009	and other	adjustments	disposal	Impairments	9/30/2010

Sectors
Industry	4,925	267	28	(24)	—	5,196
Energy	2,208	98	201	—	—	2,507
Healthcare	8,476	492	3	—	(1,145)	7,826
Cross-Sector Businesses
Siemens IT Solutions and Services	115	4	14	(1)	—	132
Siemens Financial Services (SFS)	97	5	—	—	—	102
Centrally managed portfolio activities	—	—	—	—	—	—

Siemens	15,821	866	246	(25)	(1,145)	15,763

					Dispositions and
					reclassifications
					to assets
	Net book		Translation	Acquisitions and	classified as		Net book
	value as of		differences	purchase accounting	held for		value as of
	10/1/2008		and other	adjustments(1)	disposal	Impairments	9/30/2009

Sectors
Industry	4,894	(2)	(111)	168	(13)	(13)	4,925
Energy	2,240		(63)	47	(16)	—	2,208
Healthcare	8,617		(156)	15	—	—	8,476
Cross-Sector Businesses
Siemens IT Solutions and Services	123		(10)	2	—	—	115
Siemens Financial Services (SFS)	111		(14)	—	—	—	97
Centrally managed portfolio activities	19	(2)	—	—	—	(19)	—

Siemens	16,004		(354)	232	(29)	(32)	15,821

(1)	Includes adjustments from the subsequent recognition of deferred tax assets.

(2)	Electronics Assembly Systems was reclassified from Industry to Centrally managed portfolio activities in fiscal 2009. Prior-year amounts were adjusted for comparison purposes.

In fiscal 2010, positive translation differences are primarily attributable to the strengthening of the U.S.$; acquisitions and purchase accounting adjustments at Energy mainly relate to the acquisition of Solel Solar Systems, Ltd., see Note 4; the impairment of €1,145 results from the Diagnostics Division of Healthcare, see below.

Siemens performs the mandatory annual impairment test in the three months ended September 30, in accordance with the accounting policy stated in Note 2 and 3. Except for the Diagnostics Division within the Healthcare Sector described below, the recoverable amounts for the annual impairment test 2010 for divisions and Cross-Sector Businesses were estimated to be higher than the carrying amounts. Key assumptions on which management has based its determinations of the fair value less costs to sell for the Divisions’ and Cross-Sector Businesses’ carrying amount include growth rates up to 3 percent in fiscal 2010 and 2009, respectively and after-tax discount rates of 7 percent to 8 percent in fiscal 2010 and 7.5 percent to 8.5 percent in fiscal 2009. Where possible, reference to market prices is made.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

For the purpose of estimating the fair value less costs to sell of the Divisions and Cross-Sector Businesses, cash flows were projected for the next five years based on past experience, actual operating results and management’s best estimate about future developments as well as market assumptions.

The fair value less costs to sell is mainly driven by the terminal value which is particularly sensitive to changes in the assumptions on the terminal value growth rate and discount rate. Both assumptions are determined individually for each Division and each Cross-Sector Business. Discount rates reflect the current market assessment of the risks specific to each Division and each Cross-Sector Business and are based on the weighted average cost of capital for the Divisions and Cross-Sector Businesses (for SFS the discount rate represents cost of equity). Terminal value growth rates take into consideration external macroeconomic sources of data and industry specific trends.

The following table presents the key assumptions used to determine fair value less costs to sell for impairment test purposes, for Divisions to which a significant amount of goodwill is allocated:

	Year ended September 30, 2010
		Terminal value	After-tax
		growth	Discount
	Goodwill	rate	Rate

Diagnostics of the Healthcare Sector	4,727	2.25%	7.0%
Imaging and IT of the Healthcare Sector	2,911	2.7%	7.0%
Industry Automation of the Industry Sector	2,266	2.0%	8.0%

	Year ended September 30, 2009
		Terminal value	After-tax
		growth	Discount
	Goodwill	rate	Rate

Diagnostics of the Healthcare Sector	5,507	3.0%	7.5%
Imaging and IT of the Healthcare Sector	2,782	3.0%	8.0%
Industry Automation of the Industry Sector	2,250	2.0%	8.0%

The annual test for impairment of goodwill of the Diagnostics Division within the Healthcare Sector was performed as of September 30, 2010. As a result, in the Diagnostics Division of the Healthcare Sector an impairment of €1,145 was recognized to reduce the carrying amount of goodwill. The Diagnostics Division is based on the acquisitions of Diagnostic Products Corporation (DPC), the Diagnostics Division of Bayer AG and the acquisition of Dade Behring, Inc. The Division operates in the global healthcare market for diagnostic testing systems and consumables which faces increasing cost restraints but is estimated to still represent a growing market mainly due to the megatrend demographic change. While the cost targets associated with the integration of the acquired three companies were met, the growth targets have not been achieved.

As a result of a strategic review, which was completed in the three months ended September 30, 2010, the Division’s medium-term growth prospects and the long-term market development in laboratory diagnostics have been reassessed and the Division’s business planning has been adjusted accordingly to reflect expected lower growth prospects. Cash flows beyond the five year planning period were extrapolated using a constant growth rate of 2.25 percent. The main reasons for these lower growth prospects and therefore adjusted business targets are delays in technology and product related development activities along with increasing competition. The adjusted business plan resulting from the strategic review was the basis for the annual goodwill impairment test in the three months ended September 30, 2010.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

17.	Other intangible assets

	Gross							Net
	carrying		Additions			Gross		book	Amortization and
	amount as		through			carrying	Accumulated	value	impairment
	of	Translation	business			amount as of	amortization	as of	in fiscal
	10/1/2009	differences	combinations	Additions	Retirements(1)	9/30/2010	and impairment	9/30/2010	2010(2)

Software and other internally generated intangible assets	2,664	106	—	395	(97)	3,068	(1,876)	1,192	(251)
Patents, licenses and similar rights	6,519	338	87	117	(53)	7,008	(3,231)	3,777	(607)

Other intangible assets	9,183	444	87	512	(150)	10,076	(5,107)	4,969	(858)

(1)	Includes Other intangible assets reclassified to Assets classified as held for disposal, see Note 4.

(2)	Includes impairments of €(29) in fiscal 2010, thereof €(19) at the Healthcare Sector.

	Gross							Net
	carrying		Additions			Gross		book
	amount as		through			carrying	Accumulated	value	Amortization
	of	Translation	business			amount as of	amortization	as of	in fiscal
	10/1/2008	differences	combinations	Additions	Retirements(1)	9/30/2009	and impairment	9/30/2009	2009(2)

Software and other internally generated intangible assets	2,492	(47)	(1)	382	(162)	2,664	(1,609)	1,055	(264)
Patents, licenses and similar rights	6,524	(105)	105	59	(64)	6,519	(2,548)	3,971	(570)

Other intangible assets	9,016	(152)	104	441	(226)	9,183	(4,157)	5,026	(834)

(1)	Includes Other intangible assets reclassified to Assets classified as held for disposal, see Note 4.

(2)	Includes impairments of €(22) in fiscal 2009.

Amortization expense on intangible assets is included in Cost of goods sold and services rendered, Research and development expenses or Marketing, selling and general administrative expenses, depending on the use of the asset.

As of September 30, 2010 and 2009, contractual commitments for purchases of other intangible assets amount to €44 and €35.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

18.	Property, plant and equipment

	Gross		Additions				Gross			Net	Depreciation
	carrying		through				carrying			book	and
	amount		business				amount		Accumulated	value	impairment
	as of	Translation	combi-		Reclassi-		as of		depreciation and	as of	in fiscal
	10/1/09	differences	nations	Additions	fications	Retirements(1)	9/30/10		impairment	9/30/10	2010(2)

Land and buildings	8,663	289	31	241	286	(914)	8,596		(4,078)	4,518	(386)
Technical machinery and equipment	8,639	327	54	369	278	(412)	9,255		(6,299)	2,956	(568)
Furniture and office equipment	6,492	209	3	639	71	(617)	6,797		(5,294)	1,503	(765)
Equipment leased to others	2,677	154	—	623	9	(288)	3,175		(1,516)	1,659	(397)
Advances to suppliers and construction in progress	963	37	10	764	(644)	(16)	1,114	(3)	(2)	1,112	—

Property, plant and equipment	27,434	1,016	98	2,636	—	(2,247)	28,937		(17,189)	11,748	(2,116)

(1)	Includes Property, plant and equipment reclassified to Assets classified as held for disposal, see Note 4.

(2)	Includes impairments of €(130) in fiscal 2010, of which €(39) relate to impairment of real estate which were transferred from Healthcare’s Diagnostics Division to SRE, as well as €(71) related to SRE.

(3) Includes €979 expenditures for property, plant and equipment under construction.

	Gross		Additions				Gross			Net	Depreciation
	carrying		through				carrying			book	and
	amount		business				amount		Accumulated	value	impairment
	as of	Translation	combi-		Reclassi-		as of		depreciation and	as of	in fiscal
	10/1/08	differences	nations	Additions	fications	Retirements(1)	9/30/09		impairment	9/30/09	2009(2)

Land and buildings	8,228	(79)	128	717	287	(618)	8,663		(4,112)	4,551	(302)
Technical machinery and equipment	8,252	(120)	11	496	389	(389)	8,639		(5,875)	2,764	(562)
Furniture and office equipment	6,654	(93)	14	660	110	(853)	6,492		(4,969)	1,523	(769)
Equipment leased to others	2,630	(84)	—	495	35	(399)	2,677		(1,153)	1,524	(375)
Advances to suppliers and construction in progress	1,180	(11)	3	692	(821)	(80)	963	(3)	(2)	961	—

Property, plant and equipment	26,944	(387)	156	3,060	—	(2,339)	27,434		(16,111)	11,323	(2,008)

(1)	Includes Property, plant and equipment reclassified to Assets classified as held for disposal, see Note 4.

(2) Includes impairments of €(74) in fiscal 2009.

(3) Includes €819 expenditures for property, plant and equipment under construction.

As of September 30, 2010 and 2009, contractual commitments for purchases of property, plant and equipment amount to €459 and €336, respectively.

In fiscal 2010 and 2009, government grants awarded for the purchase or the production of property, plant and equipment amounted to €23 and €35, respectively. The award of further government grants of €98 and €79 in fiscal 2010 and 2009, respectively, related to costs incurred and future costs.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

As of September 30, 2010 and 2009, minimum future lease payments receivable from lessees under operating leases are as follows:

	September 30,
	2010	2009

2010	—	516
2011	488	371
2012	372	274
2013	283	187
2014	202	125
2015	161	—
After 2015 in fiscal 2010 (after 2014 in fiscal 2009)	165	172

Total	1,671	1,645

Payments from lessees under operating leases primarily relate to buildings, data processing and phone equipment as well as to medical equipment. Total contingent rent recognized in income in fiscal 2010, 2009 and 2008 amounts to €233, €182 and €175.

Investment property

Investment property consists of property held either to earn rentals or for capital appreciation or both and not used in production or for administrative purposes.

The carrying amount of investment property amounts to €130 and €166 compared to a fair value of €248 and €329 as of September 30, 2010 and 2009, respectively. The fair value is primarily based on a discounted cash flow approach except for certain cases which are based on appraisal values.

19.	Investments accounted for using the equity method

As of September 30, 2010 and 2009, Siemens’ principal investments accounted for under the equity method, which are all unlisted, are (in alphabetical order):

	Percentage of Ownership
	September 30,	September 30,
	2010	2009

BSH Bosch und Siemens Hausgeräte GmbH (BSH)	50%	50%
BWI Informationstechnik GmbH	50%(1)	50%(1)
Enterprise Networks Holdings B.V.	49%	49%
Krauss-Maffei Wegmann GmbH & Co. KG	49%	49%
Maschinenfabrik Reinhausen GmbH	26%	26%
Nokia Siemens Networks Holding B.V.	50%(2)	50%(2)
P.T. Jawa Power	50%(3)	50%(3)
Shanghai Electric Power Generation Equipment Co. Ltd.	40%	34%
Voith Hydro Holding GmbH & Co. KG	35%	35%

(1)	The exact percentage equals 50.05 percent; it is not controlled by Siemens due to significant participating rights of the two other shareholders.

(2)	The exact percentage of voting rights equals 50 percent less 25 voting rights.

(3)	The investment is no jointly controlled entity.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

In fiscal 2010 Capital Meters Holdings Ltd., an investment accounted under the equity method, held by Energy was sold. The gain is reported in Income (loss) from investments accounted for using the equity method, net. Regarding the sale of the 25 percent minority stake in Dräger Medical AG & Co. KG, see Note 4.

The investments in Areva NP S.A.S. and Fujitsu Siemens Computers (Holding) B.V. (FSC) have been classified as assets held for disposal in January 2009 and September 2008, respectively, and accounting under the equity method was ceased, see Note 4 for additional information on Areva NP S.A.S. FSC was sold in April 2009, see Note 4 for further information on Dispositions.

Our interest in BSH, which is the principal jointly controlled entity of Siemens, is recognized using the equity method, as described in Note 2, applying BSH’s twelve month periods ended June 30. The following information reflect BSH’s most recent published financial statements, not adjusted for the percentage of ownership held by Siemens.

	Year ended December 31,
	2009	2008	2007

Revenue	8,405	8,758	8,818
Net income (loss)	328	311	411

	December 31,
	2009	2008

Current assets	3,797	3,678
Non-current assets	2,646	2,495
Current liabilities	2,170	2,033
Non-current liabilities	1,738	1,744

Summarized financial information for our principal investments in associates, not adjusted for the percentage of ownership held by Siemens, is presented below. Income statement information is presented for the twelve month period applied under the equity method of accounting.

	Year ended September 30,
	2010	2009	2008

Revenue	19,257	19,557	19,167
Net income (loss)	(861)	(2,686)	30

Information related to the Statements of Financial Position is presented as of the date used in applying the equity method of accounting.

	September 30,
	2010	2009

Total assets	18,005	19,512
Total liabilities	12,691	13,848

For information on contingent liabilities for joint ventures and associates see Note 39.

Regarding the fiscal 2009 impairment of the NSN investment see Note 8.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

20.	Other financial assets

	September 30,
	2010	2009

Receivables from finance leases, see Note 12	3,094	3,147
Loans receivable	3,032	2,949
Derivative financial instruments	2,693	2,089
Trade receivables from sale of goods and services	531	453
Available-for-sale financial assets	486	391
Other	1,460	1,496

	11,296	10,525

Available-for-sale financial assets include interests in other companies that are recorded at cost or at fair value if reliably measurable. Regarding Derivative financial instruments see Note 31 and Note 32. Loans receivable primarily relate to long-term loan transactions of SFS. Loans receivable include a shareholder loan to NSN granted in fiscal 2009, see Note 39.

21.	Other current financial liabilities

	September 30,
	2010	2009

Derivative financial instruments, see Notes 31 and 32	442	454
Accrued interest expense	327	325
Other	632	821

	1,401	1,600

22.	Other current liabilities

	September 30,
	2010	2009

Billings in excess of costs and estimated earnings on uncompleted contracts and related advances	12,180	11,031
Other employee related costs	2,265	2,567
Payroll obligations and social security taxes	2,121	1,908
Bonus obligations	1,582	1,046
Accruals for outstanding invoices	987	789
Miscellaneous tax liabilities	657	689
Deferred reservation fees received	77	536
Deferred income	940	594
Other	985	1,151

	21,794	20,311

Other employee related costs primarily includes vacation payments, accrued overtime and service anniversary awards, severance payments, as well as liabilities related to the Siemens IT Solutions and Services restructuring and the SG&A program, see Note 5.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

23.	Debt

	September 30,
	2010	2009

Short-term
Notes and bonds	2,062	—
Loans from banks	283	261
Other financial indebtedness	22	392
Obligations under finance leases	49	45

Short-term debt and current maturities of long-term debt	2,416	698

Long-term
Notes and bonds (maturing until 2066)	15,238	16,502
Loans from banks (maturing until 2023)	1,981	1,910
Other financial indebtedness (maturing until 2018)	156	379
Obligations under finance leases	122	149

Long-term debt	17,497	18,940

	19,913	19,638

In fiscal 2010 and 2009, weighted-average interest rates for loans from banks, other financial indebtedness and obligations under finance leases were 2.6 percent (2009: 3.4 percent), 4.7 percent (2009: 2.9 percent) and 3.9 percent (2009: 4.0 percent), respectively.

a)	Commercial paper program

We have a U.S.$9.0 billion (€6.6 billion) global multi-currency commercial paper program in place including U.S.$ extendible notes capabilities. As of September 30, 2010 and 2009, outstanding global commercial paper totaled €— and €337, respectively. Interest rates ranged from 0.21 percent to 0.23 percent as of September 30, 2009 (see also Other financial indebtedness below). Our issues of commercial paper have a maturity of generally less than 90 days.

b)	Notes and bonds

     Debt Issuance Program, previously Euro Medium-term note program

The Company has agreements with financial institutions under which it may issue medium-term notes up to €15.0 billion as of September 30, 2010 and 2009, respectively. As of September 30, 2010 and 2009, €8.9 billion and €8.8 billion, respectively, in notional amounts were issued and are outstanding. The outstanding amounts as of September 30, 2010 and 2009 comprise U.S.$500 (€366) floating rate notes due in March 2012, bearing interest of 0.15 percent above the 3 months London Interbank Offered Rate 3mLIBOR and U.S.$500 (€366) 5.625 percent fixed rate notes due in March 2016 as well as €1.55 billion 5.250 percent note due December 12, 2011; €1 billion 5.375 percent note due June 11, 2014; and €1.6 billion 5.625 percent note due June 11, 2018. In fiscal 2009, Siemens updated the program and issued in total additional €4.0 billion fixed-interest notes under the program in two tranches comprising a €2.0 billion 4.125 percent note due February 20, 2013 and a €2.0 billion 5.125 percent note due February 20, 2017.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

     Extendible

In fiscal 2008, the Company issued floating rate extendible notes with a nominal value of €500, which were redeemed at face value on the first maturity date at the end of June 2009. The notes bore 0.23 percent interest above the 3 months European Interbank Offered Rate 3mEURIBOR.

     U.S.$ Medium Term Notes

In August 2006, the Company issued U.S.$5.0 billion of notes (€3.7 billion). These notes were issued in four tranches comprising: U.S.$750 Floating Rate Notes (3mU.S.$ LIBOR + 0.05 percent) due August 14, 2009; redeemed at face value at its maturity date; U.S.$750, 5.5 percent Notes due February 16, 2012; U.S.$1.750 billion 5.75 percent Notes due October 17, 2016 and U.S.$1.750 billion 6.125 percent Notes due August 17, 2026. With respect to the floating rate notes, the Company may, on or after February 14, 2008, redeem all or some of the Notes at the early redemption amount, according to the conditions of the bond. Regarding the fixed rate notes, the Company may redeem, at any time, all or some of the notes at the early redemption amount (call) according to the conditions of the bond.

     Hybrid Capital Bond

In September 2006, the Company issued a subordinated Hybrid Capital Bond, which is on a subordinated basis guaranteed by Siemens. The subordinated bond was issued in a EUR tranche of €900 and a British pound tranche of £750 million (€872), both with a legal final maturity on September 14, 2066 and with a call option for Siemens in 2016 or thereafter. The bonds bear a fixed interest rate (5.25 percent for the EUR tranche and 6.125 percent for the British pound tranche) until September 14, 2016, thereafter, floating rate interest according to the conditions of the bond.

     Euro Bond

In June 2001, the Company issued €2 billion 5.75 percent bonds due July, 2011.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

Details of the Company’s notes and bonds are as follows:

	September 30, 2010			September 30, 2009
			Carrying			Carrying
	Currency		amount	Currency		amount
	(notional amount)		in €(1)	(notional amount)		in €(1)
	(in million)			(in million)

U.S.$ LIBOR+0.15% 2006/2012 U.S.$ notes	USD	500	366	USD	500	341
5.625% 2006/2016 U.S.$ notes	USD	500	437	USD	500	386
5.25% 2008/2011 EUR Medium Term Note	EUR	1,550	1,619	EUR	1,550	1,644
5.375% 2008/2014 EUR Medium Term Note	EUR	1,000	1,099	EUR	1,000	1,084
5.625% 2008/2018 EUR Medium Term Note	EUR	1,600	1,858	EUR	1,600	1,763
4.125% 2009/2013 EUR Medium Term Note	EUR	2,000	2,030	EUR	2,000	2,000
5.125% 2009/2017 EUR Medium Term Note	EUR	2,000	2,085	EUR	2,000	1,977

Total Euro Medium-term notes			9,494			9,195

5.5% 2006/2012 U.S.$ notes	USD	750	586	USD	750	556
5.75% 2006/2016 U.S.$ notes	USD	1,750	1,503	USD	1,750	1,366
6.125% 2006/2026 U.S.$ notes	USD	1,750	1,683	USD	1,750	1,439

Total U.S. $ Medium Notes			3,772			3,361

5.25% 2006/2066 EUR bonds	EUR	900	984	EUR	900	941
6.125% 2006/2066 GBP bonds	GBP	750	988	GBP	750	874

Total Hybrid Capital Bond			1,972			1,815

5.75% 2001/2011 EUR bonds	EUR	2,000	2,062	EUR	2,000	2,129

			2,062			2,129

Other			—			2

			17,300			16,502

(1)	Includes adjustments for fair value hedge accounting.

c)	Assignable loans

In the third quarter of fiscal 2008, the Company raised assignable loans. The loans, totaling €1.1 billion and €1.1 billion in nominal and carrying amount as of September 30, 2010 and 2009, respectively, are for general corporate purposes and were issued in four tranches: €370 floating rate notes (6mEURIBOR + 0.55 percent) due June 12, 2013; €113.5, 5.283 percent notes due June 12, 2013; €283.5 floating rate notes (6mEURIBOR + 0.70 percent) due June 12, 2015 and €333, 5.435 percent notes due June 12, 2015.

d)	Credit facilities

The credit facilities at September 30, 2010 and 2009 consisted of €7.04 billion and €6.6 billion, respectively, in committed lines of credit. These include a U.S.$5.0 billion syndicated multi-currency revolving credit facility expiring March 2012 and a U.S.$4.0 billion syndicated multi-currency revolving credit facility expiring August 2013. The U.S.$4 billion facility comprises a U.S.$1.0 billion term loan which was drawn in January 2007, bearing interest of 0.15 percent above 3mLIBOR as well as a U.S.$3.0 billion revolving tranche not yet drawn. It also includes a third revolving credit facility provided by a domestic bank with an aggregate amount of €450 expiring in September 2012. As of September 30, 2010 and 2009, €6.3 billion of these lines of credit remained unused. Commitment fees for the years ended September 30, 2010, 2009 and 2008 amount to €3.2, €2.7 and €2.8, respectively. The facilities are for general business purposes.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

As of September 30, 2010 and 2009, the aggregate amounts of indebtedness maturing during the next five years and thereafter are as follows (excluding finance leases which are disclosed separately):

	September 30,
Fiscal year	2010	2009

2010	—	653
2011	2,368	2,243
2012	2,660	2,595
2013	3,266	3,200
2014	1,108	1,112
2015	689	—
After 2015 in fiscal 2010 (after 2014 in fiscal 2009)	9,651	9,641

	19,742	19,444

     Other financial indebtedness

Other financial indebtedness includes €162 and €393 as of September 30, 2010 and 2009, respectively, for the Company’s real estate assets that were sold or transferred and in which Siemens has retained significant risks and rewards of ownership, including circumstances in which Siemens participates directly or indirectly in the change in market value of the property. Therefore, these transactions have been accounted for as financing obligations. These real estate properties are carried on the Company’s Consolidated Statements of Financial Position and no sale and profit has been recognized. For the fiscal 2010 real estate transaction see Note 6. As of September 30, 2010 and 2009, Other financial indebtedness also includes €— and €337, respectively, of U.S.$ outstanding global commercial paper.

     Obligations under finance leases

As of September 30, 2010 and 2009, the finance lease liabilities are as follows:

	September 30, 2010			September 30, 2009
			Present			Present
			value of			value of
	Minimum		minimum	Minimum		minimum
	future		future	future		future
	lease	Unamortized	lease	lease	Unamortized	lease
	payment	interest	payment	payment	interest	payment
Due	obligation	expense	obligation	obligation	expense	obligation

Within 1 year	57	8	49	54	9	45
1 to 2 years	21	3	18	47	5	42
2 to 3 years	26	2	24	15	2	13
3 to 4 years	7	2	5	19	2	17
4 to 5 years	8	3	5	7	2	5
Thereafter	73	3	70	77	5	72

Total	192	21	171	219	25	194
Less: Current portion			(49)			(45)

			122			149

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

The Consolidated Statements of Financial Position include the following significant components related to pension plans and similar commitments based upon the situation as of September 30, 2010 and 2009:

	September 30,
	2010	2009

Principal pension benefit plans	6,563	4,203
Principal other post-employment benefit plans	730	639
Other	1,171	1,096

Liabilities for pension plans and similar commitments	8,464	5,938

Prepaid costs for post-employment benefits	37	49

Actuarial (losses)/gains	(6,023)	(3,141)
Effects in connection with asset ceiling	(145)	(139)
Income tax effect	1,259	425

Net amount recognized in the Consolidated Statements of Changes in Equity, net of tax	(4,909)	(2,855)

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

Principal pension benefits

The principal pension benefit plans cover 482,000 participants, including 178,000 active employees, 101,000 former employees with vested benefits and 203,000 retirees and surviving dependents. Individual benefits are generally based on eligible compensation levels and/or ranking within the Company hierarchy and years of service. Retirement benefits under these plans vary depending on legal, fiscal and economic requirements in each country. The majority of Siemens’ active employees in Germany participate in a pension scheme introduced in fiscal 2004, the BSAV (Beitragsorientierte Siemens Altersversorgung). The BSAV is a funded defined benefit pension plan whose benefits are predominantly based on contributions made by the Company and returns earned on such

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

contributions, subject to a minimum return guaranteed by the Company. The BSAV is funded via the BSAV Trust. In connection with the implementation of the BSAV, benefits provided under defined benefit pension plans funded via the Siemens German Pension Trust were modified to substantially eliminate the effects of compensation increases by freezing the accrual of benefits under the majority of these plans.

The Company’s principal pension benefit plans are explicitly explained in the subsequent sections with regard to:

•	Pension obligations and funded status,
•	Components of NPBC,
•	Amounts recognized in the Consolidated Statements of Comprehensive Income,
•	Assumptions used for the calculation of the DBO and NPBC,
•	Sensitivity analysis,
•	Plan assets, and
•	Pension benefit payments.

Pension benefits: Pension obligations and funded status

A reconciliation of the funded status of the principal pension benefit plans to the amounts recognized in the Consolidated Statements of Financial Position is as follows:

	September 30, 2010			September 30, 2009
	Total	Domestic	Foreign	Total	Domestic	Foreign

Fair value of plan assets	23,302	14,049	9,253	21,144	13,274	7,870
Total defined benefit obligation	29,659	18,524	11,135	25,159	15,783	9,376

Defined benefit obligation (funded)	29,391	18,524	10,867	24,949	15,783	9,166
Defined benefit obligation (unfunded)	268	—	268	210	—	210

Funded status	(6,357)	(4,475)	(1,882)	(4,015)	(2,509)	(1,506)
Germany	(4,475)	(4,475)		(2,509)	(2,509)
U.S.	(1,090)		(1,090)	(954)		(954)
U.K.	(324)		(324)	(371)		(371)
Other	(468)		(468)	(181)		(181)
Unrecognized past service cost (benefits)	(92)	—	(92)	(65)	—	(65)
Effects due to asset ceiling	(103)	—	(103)	(104)	—	(104)

Net amount recognized	(6,552)	(4,475)	(2,077)	(4,184)	(2,509)	(1,675)

Amounts recognized in the Consolidated Statements of Financial Position consist of:
Pension asset	11	—	11	19	17	2
Pension liability	(6,563)	(4,475)	(2,088)	(4,203)	(2,526)	(1,677)

The fair value of plan assets, DBO and funded status as of September 30, 2008 amounted to €20,194, €22,654 and €(2,460), respectively. As of September 30, 2007, the fair value of plan assets, DBO and funded status were €24,013, €25,052 and €(1,039). As of September 30, 2006, the fair value of plan assets, DBO and funded status were €23,755, €26,696 and €(2,941).

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

A detailed reconciliation of the changes in the DBO for fiscal 2010 and 2009 as well as additional information by country is provided in the following table:

	September 30, 2010			September 30, 2009
	Total	Domestic	Foreign	Total	Domestic	Foreign

Change in defined benefit obligations:
Defined benefit obligation at beginning of year	25,159	15,783	9,376	22,654	13,782	8,872
Foreign currency exchange rate changes	714	—	714	(426)	—	(426)
Service cost	489	303	186	451	272	179
Interest cost	1,327	825	502	1,372	853	519
Settlements and curtailments	(305)	(1)	(304)	(50)	(2)	(48)
Plan participants’ contributions	133	78	55	147	101	46
Amendments and other	56	14	42	353	25	328
Actuarial (gains) losses	3,527	2,469	1,058	2,054	1,667	387
Acquisitions	2	1	1	2	1	1
Divestments	(68)	(4)	(64)	(37)	(5)	(32)
Benefits paid	(1,375)	(944)	(431)	(1,361)	(911)	(450)

Defined benefit obligation at end of year	29,659	18,524	11,135	25,159	15,783	9,376

Germany	18,524	18,524		15,783	15,783
U.S.	4,042		4,042	3,503		3,503
U.K.	3,397		3,397	2,859		2,859
Other	3,696		3,696	3,014		3,014

The total defined benefit obligation at the end of the fiscal year includes €9,569 for active employees, €3,855 for former employees with vested benefits and €16,235 for retirees and surviving dependents.

In fiscal 2010, the DBO increased due to a decrease in discount rate for the domestic and foreign pension plans. The item Settlements and curtailments in fiscal 2010, in the table above, include €(193) resulting from a curtailment of pension plans in the U.S. and €(109) due to a partial settlement of pension plans in Canada. In fiscal 2009, the DBO increased due to a decrease in discount rate for the domestic and foreign pension plans. The negative effect of a discount rate decrease in fiscal 2009 was partly offset by a decrease in pension progression and compensation increase rate as well as by experience adjustments.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

The following table shows the change in plan assets in fiscal 2010 and 2009 and additional information by country:

	September 30, 2010			September 30, 2009
	Total	Domestic	Foreign	Total	Domestic	Foreign

Change in plan assets:
Fair value of plan assets at beginning of year	21,144	13,274	7,870	20,194	12,340	7,854
Foreign currency exchange rate changes	618	—	618	(343)	—	(343)
Expected return on plan assets	1,348	840	508	1,250	774	476
Actuarial gains (losses) on plan assets	936	560	376	656	772	(116)
Acquisitions and other	51	5	46	204	—	204
Divestments and other	(45)	(2)	(43)	6	(3)	9
Settlements	(93)	—	(93)	(12)	—	(12)
Employer contributions	585	238	347	403	201	202
Plan participants’ contributions	133	78	55	147	101	46
Benefits paid	(1,375)	(944)	(431)	(1,361)	(911)	(450)

Fair value of plan assets at end of year	23,302	14,049	9,253	21,144	13,274	7,870

Germany	14,049	14,049		13,274	13,274
U.S.	2,952		2,952	2,549		2,549
U.K.	3,073		3,073	2,488		2,488
Other	3,228		3,228	2,833		2,833

Employer contributions expected to be paid to the principal funded pension plans during fiscal 2011 are €760, therein €266 to the domestic pension plans and €494 to the foreign pension plans.

The item Employer contributions in fiscal 2010, in the table above, includes supplemental employer contributions in the U.K. The amount of €(93) in line item Settlements in fiscal 2010 is due to the partial settlement of pension plans in Canada. In fiscal 2009, the Company merged some pension schemes in the U.S., originating from the acquisition of the Dade Behring business in fiscal 2008 with its principal pension plans. Accordingly, the DBO and plan assets of the plans reported in the preceding two tables increased by €224 and €128. Such amounts are included in the items Amendments and other and Acquisitions and other.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

Pension benefits: Components of NPBC

The components of the NPBC for the fiscal years ended September 30, 2010, 2009 and 2008 are as follows:

	Year ended			Year ended			Year ended
	September 30, 2010			September 30, 2009			September 30, 2008
	Total	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign

Service cost	489	303	186	451	272	179	511	279	232
Interest cost	1,327	825	502	1,372	853	519	1,246	765	481
Expected return on plan assets	(1,348)	(840)	(508)	(1,250)	(774)	(476)	(1,471)	(929)	(542)
Amortization of past service cost (benefits)	17	—	17	14	17	(3)	(1)	—	(1)
Loss (gain) due to settlements and curtailments	(183)	(1)	(182)	(38)	(2)	(36)	(46)	(26)	(20)

Net periodic benefit cost	302	287	15	549	366	183	239	89	150

Germany	287	287		366	366		89	89
U.S.	(51)		(51)	144		144	132		132
U.K.	25		25	30		30	15		15
Other	41		41	9		9	3		3

Net periodic benefit cost in fiscal 2010, in the table above, include a €193 curtailment gain resulting from the freeze of pension plans in the U.S. Employees will keep benefits earned, however, will not earn future benefits under these plans. Instead, employer contributions will be made to existing defined contribution plans. Net periodic benefit cost in fiscal 2008, in the table above, includes €(21) related to discontinued operations. The amount includes €(59) settlement gain as a result from the disposal of the SV and SEN pension liabilities and €38 other net periodic pension cost of SV and SEN.

Pension benefits: Amounts recognized in the Consolidated Statements of Comprehensive Income

The actuarial gains and losses on defined benefit pension plans recognized in the Consolidated Statements of Comprehensive Income for the fiscal years ended September 30, 2010, 2009 and 2008 were as follows:

	Year ended			Year ended			Year ended
	September 30, 2010			September 30, 2009			September 30, 2008
	Total	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign

Actuarial losses (gains)	2,591	1,909	682	1,398	895	503	1,900	944	956
Effects in connection with asset ceiling	(9)	—	(9)	104	—	104	—	—	—
Income tax effect	(774)	(584)	(190)	(398)	(194)	(204)	(50)	252	(302)

Net amount recognized in the Consolidated Statements of Comprehensive income, net of tax	1,808	1,325	483	1,104	701	403	1,850	1,196	654

Germany	1,325	1,325		701	701		1,196	1,196
U.S.	138		138	130		130	198		198
U.K.	71		71	268		268	263		263
Other	274		274	5		5	193		193

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

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

The weighted-average discount rate used for the actuarial valuation of the DBO at period-end and the expected return on plan assets for the fiscal year ending at period-end were as follows:

	Year ended			Year ended			Year ended
	September 30, 2010			September 30, 2009			September 30, 2008
	Total	Dom.	For.	Total	Dom.	For.	Total	Dom.	For.

Discount rate	4.2%	4.0%	4.4%	5.3%	5.3%	5.2%	6.2%	6.4%	6.0%
Germany	4.0%	4.0%		5.3%	5.3%		6.4%	6.4%
U.S.	4.80%		4.80%	5.69%		5.69%	6.79%		6.79%
U.K.	5.3%		5.3%	5.7%		5.7%	6.5%		6.5%
Expected return on plan assets	6.4%	6.5%	6.2%	6.5%	6.5%	6.4%	6.5%	6.5%	6.5%
Germany	6.5%	6.5%		6.5%	6.5%		6.5%	6.5%
U.S.	6.95%		6.95%	6.97%		6.97%	6.97%		6.97%
U.K.	6.0%		6.0%	6.5%		6.5%	6.7%		6.7%

The rates of compensation increase for countries with significant effects with regard to this assumption were as follows for the years ended September 30, 2010, 2009 and 2008: U.S.: 3.52 percent, 3.76 percent and 4.05 percent, U.K. 5.00 percent, 4.9 percent and 5.4 percent, Switzerland: 1.5 percent, 1.5 percent and 2.5 percent, Netherlands: 2.95 percent, 2.95 percent and 2.95 percent. The compensation increase rate for the domestic pension plans for the year ended September 30, 2010, was 2.25 percent (2009: 2.25 percent, 2008: 2.25 percent). However, due to the implementation of the BSAV, the effect of the compensation increase on the domestic pension plans is substantially eliminated. The rates of pension progression for countries with significant effects with regard to this assumption were as follows for the years ended September 30, 2010, 2009 and 2008: Germany: 1.75 percent, 1.75 percent and 1.75 percent, U.K.: 3.1 percent, 3.0 percent and 3.6 percent, Netherlands: 1.61 percent, 1.5 percent and 2.0 percent.

The assumptions used for the calculation of the DBO as of the period-end of the preceding fiscal year are used to determine the calculation of interest cost and service cost of the following year. The total expected return for the fiscal year will be based on the expected rates of return for the respective year multiplied by the fair value of plan assets at the preceding fiscal years period-end date. The fair value and thus the expected return on plan assets are adjusted for significant events after the fiscal year end, such as a supplemental funding.

The discount rate assumptions reflect the rates available on high-quality corporate bonds or government bonds of consistent duration and currency at the period-end date. The expected return on plan assets is determined on a uniform basis, considering long-term historical returns, asset allocation, and future estimates of long-term investment returns. In fiscal 2010 and fiscal 2009, the expected return on plan assets remained primarily unchanged. Changes of other actuarial assumptions not mentioned above, such as employee turnover, mortality, disability, etc., had an only minor effect on the overall DBO as of September 30, 2010.

Experience adjustments, which result from differences between the actuarial assumptions and the actual occurrence, did not affect the DBO in fiscal 2010, decreased the DBO by 0.5 percent in fiscal 2009, increased the DBO by 0.4 percent in fiscal 2008 and did not affect the DBO in fiscal 2007 and fiscal 2006.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

Pension benefits: Sensitivity analysis

A one-percentage-point change of the established assumptions mentioned above, used for the calculation of the NPBC for fiscal 2011, or a change in the fair value of plan assets of €500, as of September 30, 2010, respectively, would result in the following increase (decrease) of the fiscal 2011 NPBC:

	Effect on NPBC 2011 due to a
	one-percentage-	one-percentage-
	point/€500	point/€500
	increase	decrease

Discount rate	47	(67)
Expected return on plan assets	(210)	210
Rate of compensation increase	21	(20)
Rate of pension progression	159	(124)
Fair value of plan assets	(32)	32

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

Pension benefits: Plan assets

The asset allocation of the plan assets of the principal pension benefit plans as of the period-end date in fiscal 2010 and 2009, as well as the target asset allocation for fiscal year 2011, are as follows:

	Target asset	Asset allocation
	allocation	September 30, 2010			September 30, 2009
Asset class	September 30, 2011	Total	Domestic	Foreign	Total	Domestic	Foreign

Equity	20-50%	27%	27%	28%	27%	27%	29%
Fixed income	40-70%	62%	62%	61%	61%	62%	59%
Real estate	5-15%	7%	6%	9%	9%	8%	9%
Cash and other assets	0-15%	4%	5%	2%	3%	3%	3%

		100%	100%	100%	100%	100%	100%

Derivatives are reported under the asset class whose risk is hedged. Current asset allocation is composed of high quality government and selected corporate bonds. Siemens constantly reviews the asset allocation in light of the duration of its pension liabilities and analyzes trends and events that may affect asset values in order to initiate appropriate measures at a very early stage.

The plan assets include own shares and debt instruments of the Company with a fair value of €68 and €50 as of September 30, 2010 and 2009. As of September 30, 2009 plan assets included domestic real estate with a fair value of €274, which is occupied by the Company. This real estate was sold in fiscal 2010, see Note 6.

The following table shows the actual return on plan assets in fiscal 2010, 2009 and 2008:

	Year ended			Year ended			Year ended
	September 30, 2010			September 30, 2009			September 30, 2008
	Total	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign

Actual return on plan assets	2,284	1,400	884	1,906	1,546	360	(2,177)	(1,627)	(550)

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

The actual return over the last twelve months amounted to 10.8 percent or €2,284 compared to an expected return of 6.4 percent or €1,348. The experience adjustment arising on plan assets was 4.4 percent in fiscal 2010 (fiscal 2009: 3.5 percent; fiscal 2008: (16.2) percent; fiscal 2007: (0.9) percent; fiscal 2006: (0.3) percent). For the domestic pension plans, €1,400 or 10.8 percent was realized, as compared to an expected return on plan assets of 6.5 percent or an amount of €840 that was included in the NPBC. For the foreign pension plans, €884 or 10.7 percent was realized, as compared to an expected return on plan assets of 6.4 percent or an amount of €508 that was included in the NPBC.

Pension benefits: Pension benefit payments

The following overview comprises pension benefits paid out of the principal pension benefit plans during the years ended September 30, 2010 and 2009, and expected pension payments for the next five years and in the aggregate for the five years thereafter (undiscounted):

	Total	Domestic	Foreign

Pension benefits paid
2009	1,361	911	450
2010	1,375	944	431
Expected pension payments
2011	1,397	941	456
2012	1,436	975	461
2013	1,434	965	469
2014	1,459	979	480
2015	1,481	994	487
2016-2020	7,749	5,153	2,596

As pension benefit payments for Siemens’ principal funded pension benefit plans reduce the DBO and plan assets by the same amount, there is no impact on the funded status of such plans.

Principal other post-employment benefits

In Germany, employees who entered into the Company’s employment on or before September 30, 1983, are entitled to transition payments for the first six months after retirement equal to the difference between their final compensation and the retirement benefits payable under the corporate pension plan. Certain foreign companies, primarily in the U.S. and Canada, provide other post-employment benefits in the form of medical, dental and life insurance. The amount of obligations for other post-employment benefits in the form of medical and dental benefits specifically depends on the expected cost trend in the healthcare sector. To be entitled to such healthcare benefits, participants must contribute to the insurance premiums. Participant contributions are based on specific regulations of cost sharing which are defined in the benefit plans. The Company has the right to adjust the cost allocation at any time, generally this is done on an annual basis. Premiums for life insurance benefits are paid solely by the Company.

The Company’s principal other post-employment benefits are illustrated in detail in the subsequent sections with regard to:

•	Obligations and funded status,

•	Plan assets,

•	Components of NPBC,

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

•	Amounts recognized in the Consolidated Statements of Comprehensive Income,

•	Assumptions used in the calculation of the DBO and the NPBC,

•	Sensitivity analysis, and

•	Benefit payments.

Other post-employment benefits: Obligations and funded status

The funded status of plan assets and a reconciliation of the funded status to the amounts recognized in the Consolidated Statements of Financial Position are as follows:

	September 30, 2010			September 30, 2009
	Total	Domestic	Foreign	Total	Domestic	Foreign

Fair value of plan assets	4	—	4	3	—	3
Total defined benefit obligation	742	338	404	649	307	342

Defined benefit obligation (funded)	278	—	278	230	—	230
Defined benefit obligation (unfunded)	464	338	126	419	307	112

Funded status	(738)	(338)	(400)	(646)	(307)	(339)
Unrecognized past service cost (benefits)	8	—	8	7	—	7

Net amount recognized	(730)	(338)	(392)	(639)	(307)	(332)

The following table shows a detailed reconciliation of the changes in the benefit obligation for other post-employment benefits for the years ended September 30, 2010 and 2009:

	September 30, 2010			September 30, 2009
	Total	Domestic	Foreign	Total	Domestic	Foreign

Change in benefit obligations:
Defined benefit obligation at beginning of year	649	307	342	650	288	362
Foreign currency exchange rate changes	25	—	25	(7)	—	(7)
Service cost	16	10	6	15	9	6
Interest cost	37	16	21	41	18	23
Settlements and curtailments	(7)	(5)	(2)	(9)	(9)	—
Plan amendments and other	10	16	(6)	(30)	(1)	(29)
Actuarial (gains) losses	69	24	45	50	36	14
Acquisitions	—	—	—	—	—	—
Divestments	—	—	—	—	—	—
Benefits paid	(57)	(30)	(27)	(61)	(34)	(27)

Defined benefit obligation at end of year	742	338	404	649	307	342

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

Other post-employment benefits: Plan assets

The following table shows the change in plan assets in fiscal 2010 and 2009:

	September 30, 2010			September 30, 2009
	Total	Domestic	Foreign	Total	Domestic	Foreign

Change in plan assets:
Fair value of plan assets at beginning of year	3	—	3	3	—	3
Actual return on plan assets	1	—	1	—	—	—
Employer contributions	27	—	27	27	—	27
Benefits paid	(27)	—	(27)	(27)	—	(27)

Fair value of plan assets at end of year	4	—	4	3	—	3

Other post-employment benefits: Components of NPBC

The components of the NPBC for other post-employment benefits for the years ended September 30, 2010, 2009 and 2008 are as follows:

	Year ended			Year ended			Year ended
	September 30, 2010			September 30, 2009			September 30, 2008
	Total	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign

Service cost	16	10	6	15	9	6	18	10	8
Interest cost	37	16	21	41	18	23	38	16	22
Amortization of unrecognized past service cost (benefits)	1	—	1	(30)	—	(30)	1	—	1
Loss (gain) due to settlements and curtailments	(7)	(5)	(2)	(9)	(9)	—	(3)	(7)	4

Net periodic benefit cost	47	21	26	17	18	(1)	54	19	35

Net periodic benefit cost, in fiscal 2008, in the table above, includes €5 related to discontinued operations. The amount includes €3 settlement loss as a result from the disposal of the SV and SEN pension liabilities and €2 other net periodic pension cost of SV and SEN.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

Other post-employment benefits: Amounts recognized in the Consolidated Statements of Comprehensive Income

The actuarial gains and losses on other post-employment benefit plans recognized in the Consolidated Statements of Comprehensive Income for the fiscal years ended September 30, 2010, 2009 and 2008 were as follows:

	Year ended			Year ended			Year ended
	September 30, 2010			September 30, 2009			September 30, 2008
	Total	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign

Actuarial losses (gains)	69	24	45	50	36	14	(27)	(14)	(13)
Income tax effect	(24)	(7)	(17)	(16)	(11)	(5)	9	4	5

Net amount recognized in the Consolidated Statements of Comprehensive Income, net of tax	45	17	28	34	25	9	(18)	(10)	(8)

Germany	17	17		25	25		(10)	(10)
U.S.	21		21	8		8	(5)		(5)
Canada	7		7	1		1	(3)		(3)

Other post-employment benefits: Assumptions used in the calculation of the DBO and NPBC

Discount rates and other key assumptions used for transition payments in Germany are the same as those utilized for domestic pension benefit plans.

The weighted-average assumptions used in calculating the actuarial values for the post-employment healthcare and life insurance benefits are as follows:

	Year ended	Year ended	Year ended
	September 30, 2010	September 30, 2009	September 30, 2008

Discount rate	4.81%	5.66%	6.70%
U.S.:
Medical trend rates (initial/ultimate/year):
Medicare ineligible pre-65	8.0%/5%/2017	8.5%/5%/2017	9%/5%/2017
Medicare eligible post-65	8.5%/5%/2018	9%/5%/2018	9%/5%/2017
Dental trend rates (initial/ultimate/year)	6%/5%/2021	6%/5%/2021	6%/5%/2021
Canada:
Medical trend rates	5.00%	5.00%	5.00%
Drug trend rates	5%	7%/5%/2010	7%/5%/2010
Dental trend rates	4.00%	4.00%	4.00%

Experience adjustments, which result from differences between the actuarial assumptions and the actual occurrence, increased the DBO by 0.5 percent in fiscal 2010 and decreased the DBO by 1.6 percent, 0.9 percent, 0.3 percent and 1.5 percent in fiscal 2009, 2008, 2007 and 2006, respectively.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

Other post-employment benefits: Sensitivity analysis

The health care assumptions may be significantly influenced by the expected progression in health care expense. A one-percentage-point change in the healthcare trend rates would have resulted in the following increase (decrease) of the defined benefit obligation and the service and interest cost as of and for the year ended September 30, 2010:

	September 30, 2010
	One-percentage-point
	increase	decrease

Effect on defined benefit obligation	17	(14)
Effect on total of service and interest cost components	1	(1)

Other post-employment benefits: Benefit payments

The following overview comprises benefit payments for other post-employment benefits paid out of the principal other defined benefit post-employment plans during the years ended September 30, 2010 and 2009, and expected pension payments for the next five years and in the aggregate for the five years thereafter (undiscounted):

	Total	Domestic	Foreign

Payments for other post-employment benefits
2009	61	34	27
2010	57	30	27
Expected payments for other post-employment benefits
2011	66	38	28
2012	57	29	28
2013	53	25	28
2014	58	31	27
2015	65	37	28
2016-2020	342	203	139

Since the benefit obligations for other post-employment benefits are generally not funded, such payments will impact the current operating cash flow of the Company.

Other liabilities for pension plans and similar commitments

Other liabilities for pension plans and similar commitments include liabilities for non-principal unfunded post-employment benefits of €923 and €868, as well as liabilities for non-principal funded post-employment benefits of €248 and €228 as of September 30, 2010 and 2009, respectively.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

The components of the NPBC for other liabilities for pension plans and similar commitments for the years ended September 30, 2010, 2009 and 2008 are as follows:

	Year ended			Year ended			Year ended
	September 30, 2010			September 30, 2009			September 30, 2008
	Total	Domestic	Foreign	Total	Domestic	Foreign	Total

Service cost	58	2	56	65	4	61	84
Interest cost	96	20	76	117	24	93	121
Expected return on plan assets	(48)	(1)	(47)	(53)	(1)	(52)	(67)
Amortization of past service cost (benefits)	4	—	4	5	1	4	11
Loss (gain) due to settlements and curtailments	(45)	—	(45)	2	(7)	9	(23)

Net periodic benefit cost	65	21	44	136	21	115	126

Defined contribution plans and state plans (continuing operations)

The amount recognized as an expense for defined contribution plans amounted to €352 in fiscal 2010, €382 in fiscal 2009, and €314 in fiscal 2008, respectively. Contributions to state plans amounted to €1,604 in fiscal 2010, €1,640 in fiscal 2009, and €1,615 in fiscal 2008, respectively.

25.	Provisions

		Order related	Asset retirement
	Warranties	losses and risks	obligations	Other	Total

Balance as of October 1, 2009	3,000	1,662	816	1,484	6,962
Additions	1,797	1,129	1	851	3,778
Usage	(718)	(526)	(10)	(283)	(1,537)
Reversals	(554)	(286)	(62)	(297)	(1,199)
Translation differences	70	31	2	41	144
Accretion expense and effect of changes in discount rates	2	6	295	7	310
Other changes	(6)	1	11	6	12

Balance as of September 30, 2010	3,591	2,017	1,053	1,809	8,470

Thereof non-current	1,103	642	1,033	554	3,332

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

		Order related	Asset retirement
	Warranties	losses and risks	obligations	Other	Total

Balance as of October 1, 2008	2,744	1,705	682	2,567	7,698
Additions	1,508	948	3	719	3,178
Usage	(713)	(630)	(29)	(1,457)	(2,829)
Reversals	(485)	(300)	(6)	(389)	(1,180)
Translation differences	(23)	(33)	(1)	(12)	(69)
Accretion expense and effect of changes in discount rates	4	15	161	10	190
Other changes	(35)	(43)	6	46	(26)

Balance as of September 30, 2009	3,000	1,662	816	1,484	6,962

Thereof non-current	861	551	793	566	2,771

Except for asset retirement obligations (see discussion below), the majority of the Company’s provisions are generally expected to result in cash outflows during the next 1 to 15 years.

Warranties mainly relate to products sold. See Note 2 product related expenses for further information concerning our policy for estimating warranty provisions.

Order related losses and risks are provided for anticipated losses and risks on uncompleted construction, sales and leasing contracts.

Asset retirement obligations—The Company is subject to asset retirement obligations related to certain items of property, plant and equipment. Such asset retirement obligations are primarily attributable to environmental clean-up costs which amounted to €1,004 and €780, respectively, as of September 30, 2010 and 2009 (the non-current portion thereof being €992 and €764, respectively) and to costs primarily associated with the removal of leasehold improvements at the end of the lease term amounting to €49 and €36, respectively, as of September 30, 2010 and 2009 (the non-current portion thereof being €41 and €29, respectively).

Environmental clean-up costs relate to remediation and environmental protection liabilities which have been accrued based on the estimated costs of decommissioning facilities for the production of uranium and mixed-oxide fuel elements in Hanau, Germany (Hanau facilities), as well as a nuclear research and service center in Karlstein, Germany (Karlstein facilities). According to the German Atomic Energy Act, when such a facility is closed, the resulting radioactive waste must be collected and delivered to a government-developed final storage facility. In this regard, the Company has developed a plan to decommission the Hanau and Karlstein facilities in the following steps: clean-out, decontamination and disassembly of equipment and installations, decontamination of the facilities and buildings, sorting of radioactive materials, and intermediate and final storage of the radioactive waste. This process will be supported by continuing engineering studies and radioactive sampling under the supervision of German federal and state authorities. The decontamination, disassembly and sorting activities are planned to continue until 2015; thereafter, the Company is responsible for intermediate storage of the radioactive materials until a final storage facility is available. With respect to the Hanau facility, the process of setting up intermediate storage for radioactive waste has nearly reached completion; on September 21, 2006, the Company received official notification from the authorities that the Hanau facility has been released from the scope of application of the German Atomic Energy Act and that its further use is unrestricted. The ultimate costs of the remediation are contingent on the decision of the federal government on the location of the final storage facility and the date of its availability. Consequently, the provision is based on a number of significant estimates and assumptions.

In fiscal 2010, several parameters relating to the development of a final storage facility for radioactive waste were specified on the so called “Schacht Konrad” final storage. Using the input of an independent advisor, management adjusted its valuation of the liability in fiscal 2010. The valuation uses revised assumptions to reflect

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

more current and detailed cost estimates, price inflation and discount rates as well as a longer spread of future cash outflows. While the valuation as of September 30, 2009 assumed a lump sum payment in 2033 related to the costs for the final storage, the updated accounting estimates applied as of the third quarter of fiscal 2010, now assume a continuous outflow until 2084 related to the costs for dismantling as well as intermediate and final storage. The change in estimates resulted in a decrease of the related provision of €60.

The determination of the provisions related to major asset retirement obligations will continue to involve significant estimates and assumptions. Uncertainties surrounding the amount to be recognized include, for example, the estimated costs of decommissioning because of the long time frame over which future cash outflows are expected to occur. Amongst others, the estimated cash outflows related to the asset retirement obligation could alter significantly if, and when, political developments affect the government’s plans to develop the “Schacht Konrad”. Another factor that might impact the estimated costs is the ruling about the life-span of the German nuclear reactors that may affect the timing of the intermediate and final storage of the radioactive waste and the demand for storage capacity. As of September 30, 2010 and 2009, the provision totals €1,004 and €780, respectively, and is recorded net of a present value discount of €1,924 and €1,163, respectively. The total expected payments for each of the next five fiscal years and the total thereafter are €30, €28, €29, €25, €25, and €2,791 which includes €2,412 for the estimated costs associated with final storage in 2033.

The Company recognizes the accretion of the provision for asset retirement obligations using the effective interest method applying current interest rates prevailing at the period-end date. In fiscal 2010 and 2009, the Company recognized €30 and €33, respectively in accretion expense in Other Financial income (expense), net. Changes in discount rates increased the carrying amount of provisions by €265 and €128 as of September 30, 2010 and 2009, respectively.

Other included approximately €1 billion in estimated fines in connection with ongoing settlement negotiations of legal matters with authorities in Germany and the U.S., provided for in fiscal 2008 and settled in fiscal 2009.

26.	Other liabilities

	September 30,
	2010	2009

Employee related liabilities	685	815
Deferred income	274	194
Other	1,321	1,013

	2,280	2,022

27.	Equity

Common stock

Siemens common stock is composed of no par value shares with a notional value of €3.00 per share. Each share of common stock is entitled to one vote.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

The following table provides a summary of outstanding capital and the changes in authorized and conditional capital for fiscal years 2010, 2009 and 2008:

	Common stock		Authorized capital		Conditional capital
	(authorized and issued)		(not issued)		(not issued)
	in	in	in	in	in		in
	thousands	thousand	thousands	thousand	thousands		thousand
	of €	shares	of €	shares	of €		shares

As of September 30, 2007	2,742,610	914,203	671,130	223,710	860,002	(1)	286,667	(1)

As of September 30, 2008	2,742,610	914,203	671,130	223,710	860,002	(1)	286,667	(1)

Expired capital	—	—	(600,000)	(200,000)	(702,485)		(234,161)

Newly approved capital	—	—	520,800	173,600	600,000		200,000

As of September 30, 2009	2,742,610	914,203	591,930	197,310	757,517	(1)	252,506	(1)

Expired or cancelled capital	—	—	—	—	(600,000)		(200,000)

Newly approved capital	—	—	—	—	600,000		200,000

As of September 30, 2010	2,742,610	914,203	591,930	197,310	757,517	(1)	252,506	(1)

(1)	Due to rounding, amounts presented may not add up precisely.

Authorized capital (not issued)

The Company’s shareholders authorized the Managing Board, with the approval of the Supervisory Board, to increase capital stock through the issuance of no par value shares registered in the names of the holders and to determine the further content of the rights embodied in the shares and the terms and conditions of the share issue as follows:

a) Authorized Capital 2009 by up to €520.8 through the issuance of up to 173.6 million shares for contributions in cash and/or in kind (Authorized Capital 2009). The authorization was granted on January 27, 2009 and expires on January 26, 2014. It replaced Authorized Capital 2004—see c).

b) Authorized Capital 2006 by up to €75 through issuing up to 25 million shares for contributions in cash. The authorization was granted on January 26, 2006 and expires on January 25, 2011. As of September 30, 2010 and 2009, €71.1 representing 23.71 million shares are still available for issuance.

c) Authorized Capital 2004 expired on January 21, 2009. It granted the right to increase capital stock by up to €600 through issuing up to 200 million shares for contributions in cash and/or in kind.

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

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

Conditional capital (not issued)

Conditional Capital is provided for the purpose of a) serving the issuance of bonds with conversion rights and (or) with warrants, b) accommodating the exercise of stock option plans and c) settling claims of former Siemens Nixdorf Informationssysteme AG (SNI AG) shareholders.

a) Conditional Capital to service the issuance of bonds with conversion rights and/or with warrants in an aggregate principal amount of up to €15 billion, entitling the holders to subscribe to up to 200 million shares of Siemens AG with no par value, representing up to €600 of capital stock (Conditional Capital 2010). The authorization to issue such bonds was granted on January 26, 2010 and will expire on January 25, 2015. Conditional Capital 2010 replaced Conditional Capital 2009—see e).

b) Conditional Capital to service the 2001 and 1999 Siemens Stock Option Plans amounts to €157, representing 52.32 million shares of Siemens AG as of September 30, 2010 and 2009. Of the €157 Conditional capital, €147, representing 49 million shares, is reserved to solely service the 2001 Siemens Stock Option Plan and €10, representing 3.32 million shares, services both the 2001 and 1999 Siemens Stock Option Plans. The last tranche of stock options expires in November 2010 and from that date on, no further shares are to be issued—see Note 34 for further information on stock options.

c) Conditional Capital provided to issue shares to settle claims offered to former SNI AG shareholders who had not tendered their SNI AG share certificates amounts to €0.6, representing 189 thousand shares as of September 30, 2010 and 2009. Such rights to claim Siemens shares expired in 2007 and no further shares are to be issued.

d) Conditional Capital 2004 expired on January 21, 2009. It was provided to service the issuance of bonds with conversion rights and (or) with warrants and amounted to €702 representing 234.2 million shares of Siemens AG as of September 30, 2008. The Company’s shareholders authorized the Managing Board in fiscal 2004, to issue bonds in an aggregate principal amount of up to €11,250 with conversion rights (convertible bonds) or with warrants.

e) Conditional Capital 2009 was replaced by Conditional Capital 2010, see a). It was provided to service the issuance of bonds with conversion rights and/or with warrants and amounted to €600 representing 200 million shares.

Treasury stock

The Company is authorized by its shareholders to acquire up to 91,420,342 Siemens shares. The authorization became effective on March 1, 2010 and remains in force through July 25, 2011. The previous authorization to acquire up to 91,420,342 Siemens shares was superseded as of the effective date of the new resolution. The previous authorization was adopted on January 27, 2009 and valid until July 26, 2010. According to the current resolution, repurchased shares may be (i) sold via a stock exchange or through a public sales offer made to all shareholders; (ii) retired, (iii) used to meet the obligations under the 2001 Siemens Stock Option Plan (iv) offered for purchase to individuals currently or formerly employed by the Company or any of its subsidiaries or granted and transferred to such individuals with a holding period of at least two years; (v) offered and transferred with the approval of the Supervisory Board to third parties against contributions in kind, particularly in connection with business combinations or the acquisition of companies or interests therein; (vi) with the approval of the Supervisory Board sold to third parties against payment in cash if the price (excluding incidental transaction costs) at which such Siemens shares are to be sold is not significantly lower than the market price of the Siemens stock on the trading day, as determined during the opening auction of the Xetra trading platform (or a comparable successor system); or (vii) used to service convertible bonds or warrants granted by the Company or any of its subsidiaries. In addition, the Supervisory Board is authorized to offer repurchased shares to the members of the Managing Board of the Company

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

for purchase as stock-based compensation under the same terms and conditions as those offered to employees of the Company or to grant and transfer such shares to members of the Managing Board with a holding period of at least two years.

The authorization to acquire up to 91,420,342 Siemens shares is supplemented by an authorization to repurchase up to half of those shares by using equity derivatives, such as put and call options and a combination of put and call options. As in fiscal 2008 and 2009, the term of such options must be chosen in a way that any repurchase of the Company’s own shares upon the exercise of the option will take place no later than on the expiration date of the supplemented authorization.

In November 2007, the Company announced a share buy back program. Under the program, the Company originally expected to conduct share repurchases with a total volume of up to €10 billion by 2010 for the purpose of cancellation and reduction of capital stock and, to a lesser extent, to fulfill obligations arising out of stock based compensation programs. As of September 30, 2010, 56,201,421 Treasury shares amounting to €4,350 have been repurchased.

In fiscal 2010, 3,411,245 Treasury Shares were re-issued in connection with share-based payment plans. As of September 30, 2010, 44,366,416 shares remained in treasury with a carrying amount of €3,373.

In fiscal 2009, 189 shares were re-deposited to the Company’s Treasury Stock and 4,868,193 of Treasury Shares were re-issued in connection with share-based payment plans. As of September 30, 2009, 47,777,661 shares remained in treasury with a carrying amount of €3,632.

In fiscal 2008, the Company repurchased a total of 56,201,421 shares at an average price of €77.41 per share. In fiscal 2008, a total of 3,556,139 shares of treasury stock were sold. Thereof, 2,829,239 shares were issued to share-based compensation plan participants to accommodate the exercise of stock options and 720,292 shares were issued to employees under the employee share purchase program with compensation character, see Note 34 for additional information. As of September 30, 2008, 52,645,665 shares remained in treasury with a carrying amount of €4,002.

Other Comprehensive Income

The changes in the other comprehensive income including non-controlling interest holders are as follows:

	Year ended September 30, 2010			Year ended September 30, 2009			Year ended September 30, 2008
		Tax			Tax			Tax
	Pretax	effect	Net	Pretax	effect	Net	Pretax	effect	Net

Unrealized holding gains (losses) on available-for-sale financial assets	41	(4)	37	46	(8)	38	(135)	10	(125)
Reclassification adjustments for (gains) losses included in net income	(24)	6	(18)	44	(10)	34	1	2	3

Net unrealized gains (losses) on available-for-sale financial assets	17	2	19	90	(18)	72	(134)	12	(122)
Unrealized gains (losses) on derivative financial instruments	(163)	39	(124)	335	(101)	234	(124)	33	(91)
Reclassification adjustments for (gains) losses included in net income	(36)	11	(25)	138	(43)	95	(212)	66	(146)

Net unrealized gains (losses) on derivative financial instruments	(199)	50	(149)	473	(144)	329	(336)	99	(237)
Foreign-currency translation differences	1,220	—	1,220	(506)	—	(506)	(313)	—	(313)
Actuarial gains and losses on pension plans and similar commitments	(2,889)	835	(2,054)	(1,692)	443	(1,249)	(1,721)	2	(1,719)

Other comprehensive income	(1,851)	887	(964)	(1,635)	281	(1,354)	(2,504)	113	(2,391)

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

Foreign currency translation differences are primarily a result of the strengthening of the U.S. $ in fiscal 2010. Actuarial gains and losses on pension plans and similar commitments primarily changed in fiscal 2010 due to an adjustment of the discount rate and due to actual returns varying from expected returns; see Note 24 for further information.

Miscellaneous

Under the German Stock Corporation Act (Aktiengesetz), the amount of dividends available for distribution to shareholders is based upon the earnings of Siemens AG as reported in its statutory financial statements determined in accordance with the German Commercial Code (Handelsgesetzbuch). In fiscal 2010, Siemens AG management distributed an ordinary dividend of €1,388 (€1.60 per share) of the fiscal 2009 earnings to its shareholders. In fiscal 2009 and 2008, Siemens AG management distributed €1,380 (€1.60 per share) of the fiscal 2008 earnings and €1,462 (€1.60 per share) of the fiscal 2007 earnings, respectively, to its shareholders.

The Managing Board proposed a dividend of €2.70 per share of the fiscal 2010 Siemens AG earnings, in total representing approximately €2.4 billion in expected payments. Payment of the proposed dividend is contingent upon approval by the shareholders at the Annual Shareholders’ Meeting on January 25, 2011.

28.	Additional capital disclosures

As of September 30, 2010 and 2009, our capital structure was as follows:

	September 30,
	2010	2009	% Change

Total equity attributable to shareholders of Siemens AG	28,346	26,646	6.4%
As percentage of total capital	59%	58%
Short-term debt	2,416	698
Long-term debt	17,497	18,940
Total debt	19,913	19,638	1.4%
As percentage of total capital	41%	42%
Total capital (total debt, as stated above, and total equity)	48,259	46,284	4.3%

In fiscal 2010, total equity attributable to shareholders of Siemens AG increased by 6 percent compared to fiscal 2009. Total debt increased by 1 percent in fiscal 2010, resulting in an increase in total equity as a percentage of total capital to 59 percent compared to 58 percent in fiscal 2009. Accordingly, total debt as a percentage of total capital decreased to 41 percent from 42 percent in the prior year. For further information on changes in total equity see Note 27 and on issuance and repayment of debt see Note 23.

Siemens has commitments to sell or otherwise issue common shares in connection with share-based compensation plans. In fiscal 2010, commitments arising from share-based compensation were met by re-issuing treasury shares. In fiscal 2011, we may again fulfill our commitments arising from share-based compensation by re-issuing treasury shares. For additional information on share-based compensation see Note 34 and on treasury shares see Note 27.

As part of our Fit42010 program, we decided to improve our capital structure. A key consideration in this regard is to maintain ready access to capital markets through various debt products and to preserve our ability to repay and service our debt obligations over time. Siemens therefore set itself a capital structure goal defined as Adjusted industrial net debt divided by adjusted EBITDA. The calculation of Adjusted industrial net debt is set forth in the table below. Adjusted EBITDA is defined as adjusted earnings before income taxes (EBIT) before amortization (defined as amortization and impairments of intangible assets other than goodwill) and depreciation

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

and impairments of property, plant and equipment and goodwill. Adjusted EBIT is defined as Income from continuing operations before income taxes less interest income (expense), less Other financial income (expense), net as well as less Income (loss) from investments accounted for using the equity method, net.

As a step towards achieving the target range (0.8 to 1.0), we implemented our previously announced share buyback plan for up to €10 billion in share repurchases through 2010, see Note 27. In fiscal 2010 and 2009, no shares were repurchased under this program.

	September 30,
	2010	2009
	(in millions of €)

Short term debt	2,416	698
Plus: Long term debt(1)	17,497	18,940
Less: Cash and cash equivalents	(14,108)	(10,159)
Less: Current available-for-sale financial assets	(246)	(170)

Net debt	5,560	9,309
Less: SFS debt	(10,028)	(9,521)
Plus: Funded status principal pension benefit plans	6,357	4,015
Plus: Funded status principal other post employment benefit plans	738	646
Plus: Credit guarantees	597	313
Less: 50% nominal amount hybrid bond(2)	(886)	(862)

Less: Fair value hedge accounting adjustment(3)	(1,518)	(1,027)

Adjusted industrial net debt	819	2,873

Adjusted EBITDA (continuing operations)	10,034	9,219

Adjusted industrial net debt / adjusted EBITDA (continuing operations)	0.08	0.31

(1)	Long term debt including fair value hedge accounting adjustment of €1,518 and €1,027 for the fiscal year ended September 30, 2010 and 2009, respectively.

(2)	The adjustment for our hybrid bond considers the calculation of this financial ratio applied by rating agencies to classify 50 percent of our hybrid bond as equity and 50 percent as debt. This assignment follows the characteristics of our hybrid bond such as a long maturity date and subordination to all senior and debt obligations.

(3)	Debt is generally reported with a value representing approximately the amount to be repaid. However for debt designated in a hedging relationship (fair value hedges), this amount is adjusted by changes in market value mainly due to changes in interest rates. Accordingly we deduct these changes in market value in order to end up with an amount of debt that approximately will be repaid, which we believe is a more meaningful figure for the calculation presented above.

A key factor in maintaining a strong financial profile is our credit rating which is affected by capital structure, profitability, ability to generate cash flow, geographic and product diversification as well as our competitive market position, among other factors. Our current corporate credit ratings from Moody’s Investors Service and Standard & Poor’s are noted below:

	September 30, 2010		September 30, 2009
	Moody’s Investors	Standard &	Moody’s Investors	Standard &
	Service	Poor’s	Service	Poor’s

Long-term debt	A1	A+	A1	A+
Short-term debt	P-1	A-1	P-1	A-1

In fiscal 2010, Moody’s Investors Service made no rating changes. Moody’s applied a long-term credit rating of “A1,” outlook stable, on November 9, 2007. The rating classification A is the third highest rating within the agency’s debt ratings category. The numerical modifier 1 indicates that our long-term debt ranks in the higher end of

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

the A category. The Moody’s rating outlook is an opinion regarding the likely direction of an issuer’s rating over the medium-term. Rating outlooks fall into the following six categories: positive, negative, stable, developing, ratings under review and no outlook.

Moody’s Investors Service’s rating for our short-term corporate credit and commercial paper is P-1, the highest available rating in the prime rating system, which assesses issuers’ ability to honor senior financial obligations and contracts. It applies to senior unsecured obligations with an original maturity of less than one year.

In addition, Moody’s Investors Service publishes credit opinions relating to Siemens. The most recent credit opinion as of June 3, 2010 classified the liquidity profile as “very healthy.”

In fiscal 2010 Standard & Poor’s made no changes in Siemens’ credit ratings. Standard & Poor’s applied a long-term credit rating of “A+,” outlook stable, on June 5, 2009. Within Standard & Poor’s ratings definitions an obligation rated “A” has the third highest long-term rating category. The modifier ‘‘+” indicates that our long-term debt ranks in the upper end of the A category. The Standard & Poor’s rating outlook assesses the potential direction of a long-term credit rating over the medium-term. Rating outlooks fall into the following four categories: “positive,” “negative,” “stable” and “developing”. On June 5, 2009, Standard & Poor’s assigned “A-1” for our corporate short-term credit rating. This is the second highest short-term rating within the S&P rating scale.

29.	Commitments and contingencies

Guarantees and other commitments

The following table presents the undiscounted amount of maximum potential future payments for each major group of guarantee:

	September 30,
	2010	2009

Guarantees
Credit guarantees	597	313
Guarantees of third-party performance	1,093	1,092
HERKULES obligations	3,090	3,490
Other	3,216	2,703

	7,996	7,598

Credit guarantees cover the financial obligations of third parties in cases where Siemens is the vendor and/or contractual partner. These guarantees generally provide that in the event of default or non-payment by the primary debtor, Siemens will be required to settle such financial obligations. In addition, Siemens provides credit guarantees generally as credit-line guarantees with variable utilization to joint ventures and associated and other companies, see Note 19 and 39. The maximum amount of these guarantees is subject to the outstanding balance of the credit or, in case where a credit line is subject to variable utilization, the nominal amount of the credit line. These guarantees usually have terms of between one and five years. Except for statutory recourse provisions against the primary debtor, credit guarantees are generally not subject to additional contractual recourse provisions. As of September 30, 2010 and 2009, the Company accrued €55 and €11, respectively, relating to credit guarantees.

Furthermore, Siemens issues Guarantees of third-party performance, which include performance bonds and guarantees of advanced payments in cases where Siemens is the general or subsidiary partner in a consortium. In the event of non-fulfillment of contractual obligations by the consortium partner(s), Siemens will be required to pay up to an agreed-upon maximum amount. These agreements span the term of the contract, typically ranging from three months to seven years. Generally, consortium agreements provide for fallback guarantees as a recourse provision

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

among the consortium partners. As of September 30, 2010 and 2009, the Company accrued €70 and €50, respectively, relating to performance guarantees.

In fiscal 2007, The Federal Republic of Germany commissioned a consortium consisting of Siemens IT Solutions and Services and IBM Deutschland GmbH (IBM) to modernize and operate the non-military information and communications technology of the German Federal Armed Forces (Bundeswehr). This project is called HERKULES. A project company, BWI Informationstechnik GmbH (BWI), will provide the services required by the terms of the contract. Siemens IT Solutions and Services is a shareholder in the project company. The total contract value amounts to a maximum of approximately €6 billion. In connection with the consortium and execution of the contract between BWI and the Federal Republic of Germany in December 2006, Siemens issued several guarantees connected to each other legally and economically in favor of the Federal Republic of Germany and of the consortium member IBM. The guarantees ensure that BWI has sufficient resources to provide the required services and to fulfill its contractual obligations. These guarantees are listed as a separate item HERKULES obligations in the table above due to their compound and multilayer nature. Total future payments potentially required by Siemens amount to €3.09 and €3.49 billion as of September 30, 2010 and 2009, respectively and will be reduced by approximately €400 per year over the remaining 7-year contract period as of September 30, 2010. Yearly payments under these guarantees are limited to €400 plus, if applicable, a maximum of €90 in unused guarantees carried forward from the prior year.

Other includes indemnifications issued in connection with dispositions of business entities. Such indemnifications, if customary to the relevant transactions, may protect the buyer from any potential tax, legal and other risks in conjunction with the purchased business entity. Indemnifications primarily relate to NSN, disposed of in fiscal 2007, as well as to EN, disposed of in fiscal 2008, respectively, see Note 4. As of September 30, 2010 and 2009, the total amount accrued for guarantees in Other is €162 and €211, respectively.

As of September 30, 2010 and 2009, future payment obligations under non-cancellable operating leases are as follows:

	September 30,
	2010	2009

2010		692
2011	721	516
2012	552	378
2013	417	290
2014	331	240
2015	281
After 2015 in fiscal 2010 (after 2014 in fiscal 2009)	824	682

Total operating rental expense for the years ended September 30, 2010, 2009 and 2008 was €1,162, €1,198 and €954, respectively.

As of September 30, 2010 and 2009, the Company has commitments to make capital contributions to the equity of various companies of €470 and €294, respectively. The September 30, 2010 and 2009 balance, includes a conditional commitment to make capital contributions to EN of €172, representing our proportionate share in EN. The committed amount is due upon EN making acquisitions or investments.

The Company is jointly and severally liable and has capital contribution obligations as a partner in commercial partnerships and as a participant in various consortiums.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

30.	Legal Proceedings

Public corruption proceedings

Governmental and related proceedings

Public prosecutors and other government authorities in jurisdictions around the world are conducting investigations of Siemens and certain of our current and former employees regarding allegations of public corruption, including criminal breaches of fiduciary duty such as embezzlement, as well as bribery, money laundering and tax evasion, among others. These investigations involve allegations of corruption at a number of Siemens’ business units.

On December 15, 2008, Siemens announced that legal proceedings against it arising from allegations of bribing public officials were concluded on the same day in Munich, Germany, and in Washington, DC. The Munich public prosecutor announced the termination of legal proceedings alleging the failure of the former Managing Board of Siemens AG to fulfill its supervisory duties. The investigations of former members of the Managing Board, employees of the Company and other individuals remain unaffected by this resolution. In Washington, DC, Siemens pleaded guilty in federal court to criminal charges of knowingly circumventing and failing to maintain adequate internal controls and failing to comply with the books and records provisions of the U.S. Foreign Corrupt Practices Act (FCPA). In related cases, three Siemens foreign subsidiaries, Siemens S.A. (Argentina), Siemens Bangladesh Ltd. and Siemens S.A. (Venezuela), pleaded guilty to individual counts of conspiracy to violate the FCPA. At the same time, Siemens settled a civil action against it brought by the U.S. Securities and Exchange Commission (SEC) for violations of the FCPA. The agreement reflects the U.S. prosecutors’ express recognition of Siemens’ extraordinary cooperation as well as Siemens’ new and comprehensive compliance program and extensive remediation efforts. Based on these facts, the lead agency for U.S. federal government contracts, the Defense Logistics Agency, issued a formal determination that Siemens remains a responsible contractor for U.S. government business.

Under the terms of the plea and settlement agreements reached in the United States, Siemens has engaged Dr. Theo Waigel, former German federal minister of finance, as compliance monitor to evaluate and report, for a period of up to four years, on the Company’s progress in implementing and operating its new compliance program.

In the fourth quarter of fiscal 2008, the Company accrued a provision in the amount of approximately €1 billion in connection with the discussions with the Munich public prosecutor, the SEC and the United States Department of Justice for the purpose of resolving their respective investigations. Cash outflows relating to the fines and disgorgements referred to above during the first quarter of fiscal 2009 amounted to €1.008 billion.

As previously reported, in October 2007, the Munich public prosecutor terminated a similar investigation relating to Siemens’ former Communications Group. Siemens paid €201 in connection with the termination of this investigation. This brings the total amount paid to authorities in Germany in connection with these legal proceedings to €596.

As previously reported, the public prosecutor in Wuppertal, Germany, is conducting an investigation against Siemens employees regarding allegations that they participated in bribery related to the awarding of an EU contract for the refurbishment of a power plant in Serbia in 2002. In April 2010, the public prosecutor discontinued the investigation.

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

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

As previously reported, the Vienna, Austria, public prosecutor is conducting an investigation into payments between 1999 and 2006 relating to Siemens AG Austria and its subsidiary Siemens VAI Metal Technologies GmbH & Co. for which valid consideration could not be identified.

As previously reported, authorities in Russia are conducting an investigation into alleged misappropriation of public funds in connection with the award of contracts to Siemens for the delivery of medical equipment to public authorities in Yekaterinburg in the years 2003 to 2005. Siemens is cooperating with the authorities.

As previously reported, in August 2007, the Nuremberg-Fuerth public prosecutor began an investigation into possible violations of law in connection with the United Nations Oil-for-Food Programme. In December 2008, the public prosecutor discontinued the investigation with respect to all persons accused.

As previously reported, the Sao Paulo, Brazil, public prosecutor conducted certain investigations of Siemens relating to the use of business consultants and suspicious payments in connection with the former Transportation Systems Group in or after 2000. In 2009, the authority discontinued the investigation.

On March 9, 2009, Siemens AG received a decision by the Vendor Review Committee of the United Nations Secretariat Procurement Division (UNPD) suspending Siemens AG from the UNPD vendor database for a minimum period of six months. The suspension applies to contracts with the UN Secretariat and stems from Siemens AG’s guilty plea in December 2008 to violations of the U.S. Foreign Corrupt Practices Act. Siemens AG does not expect a significant impact on its business, results of operations or financial condition from this decision. On December 22, 2009, Siemens AG filed a request to lift the existing suspension to which it has not yet received a response.

In April 2009, Siemens AG received a “Notice of Commencement of Administrative Proceedings and Recommendations of the Evaluation and Suspension Officer” from the World Bank, which comprises the International Bank for Reconstruction and Development as well as the International Development Association, in connection with allegations of sanctionable practices during the period 2004-2006 relating to a World Bank-financed project in Russia. On July 2, 2009, the Company entered into a global settlement agreement with the International Bank for Reconstruction and Development, the International Development Association, the International Finance Corporation and the Multilateral Investment Guarantee Agency (collectively, the World Bank Group) to resolve World Bank Group investigations involving allegations of corruption by Siemens. In the agreement, Siemens voluntarily undertakes to refrain from bidding in connection with any project, program, or other investment financed or guaranteed by the World Bank Group (Bank Group Projects) for a period of two years, commencing on January 1, 2009 and ending on December 31, 2010. Siemens is not prohibited by the voluntary restraint from continuing work on existing contracts under Bank Group Projects or concluded in connection with World Bank Group corporate procurement provided such contracts were signed by Siemens and all other parties thereto prior to January 1, 2009. The agreement provides for exemptions to the voluntary restraint in exceptional circumstances upon approval of the World Bank Group. Siemens also had to withdraw all pending bids, including proposals for consulting contracts, in connection with Bank Group Projects and World Bank Group corporate procurement where the World Bank Group has not provided its approval prior to July 2, 2009. Furthermore, Siemens is also required to voluntarily disclose to the World Bank Group any potential misconduct in connection with any Bank Group Projects. Finally, Siemens has undertaken to pay U.S.$100 million to agreed anti-corruption organizations over a period of not more than 15 years. In fiscal 2009, the Company took a charge to Other operating expense to accrue a provision in the amount of €53 relating to the global settlement agreement with the World Bank Group. In November 2009, Siemens Russia OOO and all its controlled subsidiaries were, in a separate proceeding before the World Bank Group, debarred for four years from participating in Bank Group Projects. Siemens Russia OOO did not contest the debarment.

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

In November 2009 and in February 2010, a subsidiary of Siemens AG voluntarily self-reported possible violations of South African anti-corruption regulations in the period before 2007 to the responsible South African authorities.

As previously reported, the public prosecutor in Milan, Italy, had filed charges against a current and a former employee of Siemens S.p.A., Siemens S.p.A., and one of its subsidiaries in November 2007, alleging that the two individuals made illegal payments to employees of the state-owned gas and power group ENI. Charges were also filed against other individuals and companies not affiliated with Siemens. The two individuals, Siemens S.p.A., and its subsidiary entered into a “patteggiamento” (plea bargaining agreement without the recognition of any guilt or responsibility) with the Milan public prosecutor which was confirmed by the Milan court on April 27, 2009. Under the terms of the patteggiamento, Siemens S.p.A. and the subsidiary were each fined €40.0 thousand and ordered to disgorge profits in the amount of €315.562 thousand and €502.370 thousand, respectively. The individuals accepted suspended prison sentences. The decision is final and the proceedings are closed.

As previously reported, the Argentinean Anti-Corruption Authority is conducting an investigation into corruption of government officials in connection with the award of a contract to Siemens in 1998 for the development and operation of a system for the production of identity cards, border control, collection of data and voters’ registers. Searches were undertaken at the premises of Siemens Argentina and Siemens IT Services S.A. in Buenos Aires in August 2008 and in February 2009. The Company is cooperating with the Argentinean Authorities. The Argentinean investigative judge also requested judicial assistance from the Munich public prosecutor and the federal court in New York repeatedly.

On August 17, 2009, the Anti-Corruption Commission of Bangladesh (ACC) filed criminal charges against two current and one former employee of Siemens Bangladesh’s Healthcare business. It is alleged that the employees colluded with employees of a public hospital to overcharge for the delivery of medical equipment in the period before 2007.

On December 30, 2009, the ACC sent a request for information to Siemens Bangladesh Ltd. (Siemens Bangladesh) related to telecommunications projects of Siemens’ former Communications (Com) Group undertaken prior to 2007. On January 4, 2010, Siemens Bangladesh was informed that in a related move the Anti Money Laundering Department of the Central Bank of Bangladesh is conducting a special investigation into certain accounts of Siemens Bangladesh and of former employees of Siemens Bangladesh in connection with transactions for Com projects undertaken in the period from 2002 to 2006. On February 16, 2010, the ACC sent a request for additional information.

On June 23, 2010, the Frankfurt public prosecutor searched premises of Siemens in Germany in response to allegations of questionable payments relating to an Industry project in Thailand. Siemens is cooperating with the authority.

In August 2010, the Inter-American Development Bank (IADB) issued a notice of administrative proceedings against, among others, Siemens IT Solutions and Services Argentina alleging fraudulent misstatements and antitrust violations in connection with a public invitation to tender for a project in the province of Cordoba, Argentina, in 2003. Siemens is cooperating with the IADB.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

Also in August 2010, the IADB issued a notice of administrative proceedings against, among others, Siemens Venezuela alleging fraudulent misstatements and public corruption in connection with a public invitation to tender for healthcare projects in the Venezuelan provinces of Anzoategui and Merida in 2003. Siemens is cooperating with the IADB.

As previously reported, in February 2010 a Greek Parliamentary Investigation Committee (GPIC) was established to investigate whether any politicians or other state officials in Greece were involved in alleged wrong-doing of Siemens in Greece. GPIC’s investigation is focused on possible criminal liability of politicians and other state officials. Greek public prosecutors are separately investigating certain fraud and bribery allegations involving—among others—former board members and former executives of Siemens A.E. Greece (Siemens A.E.) and Siemens AG. Both investigations may have a negative impact on civil proceedings currently pending against Siemens AG and Siemens A.E. and may affect the future business activities of Siemens in Greece. In September 2010, the GPIC assumed in a preliminary estimate that the alleged damages suffered by the Greek state from contracts signed with Siemens might reach up to €2 billion. At present, it is unclear to Siemens what the basis of the alleged damages is or how the alleged amount of damages was computed.

As previously reported, the Nigerian Economic and Financial Crimes Commission (EFCC) was conducting an investigation into alleged illegal payments by Siemens to Nigerian public officials between 2002 and 2005. In October 2010, the EFCC filed charges with the Federal High Court in Abuja and the High Court of the Federal Capital Territory against—among others—Siemens Ltd. Nigeria (Siemens Nigeria), Siemens AG and former board members of Siemens Nigeria. On November 22, 2010, the Nigerian Government and Siemens Nigeria entered into an out of court settlement, obligating Siemens Nigeria to make a payment in the mid double-digit Euro million range to Nigeria in exchange for the Nigerian Government withdrawing these criminal charges and refraining from the initiation of any criminal, civil or other actions—such as a debarment—against Siemens Nigeria, Siemens AG, and Siemens employees.

The Company remains subject to corruption-related investigations in several jurisdictions around the world. As a result, additional criminal or civil sanctions could be brought against the Company itself or against certain of its employees in connection with possible violations of law. In addition, the scope of pending investigations may be expanded and new investigations commenced in connection with allegations of bribery and other illegal acts. The Company’s operating activities, financial results and reputation may also be negatively affected, particularly as a result of penalties, fines, disgorgements, compensatory damages, third-party litigation, including with competitors, the formal or informal exclusion from public invitations to tender, or the loss of business licenses or permits. Additional expenses and provisions, which could be material, may need to be recorded in the future for penalties, fines, damages or other charges in connection with the investigations.

As previously reported, the Company is following up on evidence of bank accounts and the amounts of the funds deposited therein in various locations. Certain funds have been frozen by authorities. During fiscal 2010, the Company recognized an amount of €40 in Other operating income from the agreed recovery of funds from one of these accounts.

Civil litigation

As already disclosed by the Company in press releases, Siemens AG asserted claims for damages against former members of the Managing and Supervisory Board. The Company based its claims on breaches of organizational and supervisory duties in view of the accusations of illegal business practices that occurred in the course of international business transactions in the years 2003 to 2006 and the resulting financial burdens for the Company. On December 2, 2009 Siemens reached a settlement with nine out of eleven former members of the Managing and Supervisory Board. As required by law, the settlements between the Company and individual board members were subject to approval by the Annual Shareholders’ Meeting. The Company reached a settlement

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

agreement with its directors and officers (D&O) insurers regarding claims in connection with the D&O insurance of up to €100. The Annual Shareholders’ Meeting approved all nine settlements between the Company and the former members of the Managing and Supervisory Board on January 26, 2010. The shareholders also agreed to the settlement with respect to claims under the D&O insurance. During the second quarter of fiscal 2010, Siemens AG received certain benefits as required under the aforementioned settlement agreements with the result that an amount of €96 net of related cost was recognized primarily in Other operating income. Thereof €84 resulted from the settlement agreement with the D&O insurers and €12 resulted from settlement agreements with former board members. The former board members used claims they had against the Company to offset a portion of their obligations under the aforementioned settlement agreements. The remaining amount was or will be settled by the former board members in cash. On January 25, 2010, Siemens AG filed a lawsuit with the Munich District Court I against the two former board members who were not willing to settle, Thomas Ganswindt and Heinz-Joachim Neubürger. The complaint was served upon the defendants. The defendants asked Siemens AG to produce certain documents.

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

As previously disclosed, in June 2008, the Republic of Iraq filed an action requesting unspecified damages against 93 named defendants with the United States District Court for the Southern District of New York on the basis of findings made in the “Report of the Independent Inquiry Committee into the United Nations Oil-for-Food Programme.” Siemens S.A.S. France, Siemens A. Ş. Turkey and OSRAM Middle East FZE, Dubai, are among the 93 named defendants. Process was served upon all three Siemens subsidiaries. The three Siemens subsidiaries will defend themselves against the action.

As previously reported, Siemens AG had filed a request for arbitration against the Republic of Argentina (Argentina) with the International Center for Settlement of Investment Disputes (ICSID) of the World Bank. Siemens AG claimed that Argentina had unlawfully terminated its contract with Siemens for the development and operation of a system for the production of identity cards, border control, collection of data and voters’ registers (DNI project) and thereby violated the Bilateral Investment Protection Treaty between Argentina and Germany (BIT). Siemens AG sought damages for expropriation and violation of the BIT of approximately U.S.$500 million. A unanimous decision on the merits was rendered by the ICSID arbitration tribunal on February 6, 2007, awarding Siemens AG compensation in the amount of U.S.$217.8 million, plus compound interest thereon at a rate of 2.66 percent since May 18, 2001. The tribunal also ruled that Argentina is obligated to indemnify Siemens AG against any claims of subcontractors in relation to the project (amounting to approximately U.S.$44 million) and, furthermore, that Argentina would be obligated to pay Siemens AG the full amount of the contract performance bond (U.S.$20 million) in the event this bond was not returned. The time period set by the tribunal for returning the contract performance bond subsequently elapsed without delivery. As previously reported, Argentina subsequently filed applications with the ICSID aiming at the annulment and reversal of the decision and a stay of enforcement of the arbitral award. On August 12, 2009, Argentina and Siemens AG reached an agreement to mutually settle the case and discontinue any and all civil proceedings in connection with the case without acknowledging any legal obligations or claims. No payment was made by either party.

As previously reported, Siemens has been approached by a competitor to discuss claims it believes it has against the Company. The alleged claims relate to allegedly improper payments by the Company in connection with the procurement of public and private contracts. Siemens is assessing whether any basis exists for such claims. Siemens and the competitor have engaged in discussions; the outcome of these discussions is open.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

As previously disclosed, a securities class action was filed in December 2009 against Siemens AG with the United States District Court for the Eastern District of New York seeking damages for alleged violations of U.S. securities laws. The Company is defending itself against the action.

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

As previously reported, in April 2007, Siemens AG and VA Tech filed actions before the European Court of First Instance in Luxemburg against the decisions of the European Commission dated January 24, 2007, to fine Siemens and VA Tech for alleged antitrust violations in the European Market of high-voltage gas-insulated switchgear between 1988 and 2004. Gas-insulated switchgear is electrical equipment used as a major component for turnkey power substations. The fine imposed on Siemens amounted to €396.6 and was paid by the Company in 2007. The fine imposed on VA Tech, which Siemens AG acquired in July 2005, amounted to €22.1. VA Tech was declared jointly liable with Schneider Electric for a separate fine of €4.5. The European Court of First Instance has not yet issued a decision. In addition to the proceedings mentioned in this document, authorities in Brazil, the Czech Republic and Slovakia are conducting investigations into comparable possible antitrust violations. In October 2010, the High Court of New Zealand dismissed corresponding charges against Siemens. The decision is still appealable.

As previously reported, on October 25, 2007, upon the Company’s appeal, a Hungarian competition court reduced administrative fines imposed on Siemens AG for alleged antitrust violations in the market of high-voltage gas-insulated switchgear from €0.320 to €0.120 and from €0.640 to €0.110 regarding VA Technologie AG. The Company and the Competition Authority both appealed the decision. In November 2008, the Court of Appeal confirmed the reduction of the fines. On December 5, 2008, the Competition Authority filed an extraordinary appeal with the Supreme Court. In December 2009, Siemens AG was notified that the Supreme Court had remanded the case to the Court of Appeal, with instructions to take a new decision on the amount of the fines. The extraordinary appeal from the Competition Authority was rejected with legally binding effect by the Court of Appeal on January 27, 2010. On April 6, 2010, the Competition Authority filed another extraordinary appeal with the Supreme Court.

In connection with the January 24, 2007 decision of the European Commission regarding alleged antitrust violations in the high-voltage gas-insulated switchgear market, claims are being made against Siemens. Among

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

others, a claim was filed by National Grid Electricity Transmission Plc. (National Grid) with the High Court of England and Wales in November 2008. Twenty-one companies have been named as defendants, including Siemens AG and various of its subsidiaries. National Grid asserts claims in the aggregate amount of approximately £249 million for damages and compound interest. Siemens believes National Grid’s claim to be without merit. As discussed, the European Commission’s decision has been appealed to the European Court of First Instance. On June 12, 2009, the High Court granted a stay of the proceedings pending before it until three months after the outcome of the appeal to the European Court of First Instance and any subsequent appeals to the European Court of Justice. On June 26, 2009, the Siemens defendants filed their answers to the complaint and requested National Grid’s claim to be rejected. Discovery is ongoing.

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

In January 2010, the European Commission launched an investigation related to previously reported investigations into potential antitrust violations involving producers of flexible current transmission systems in New Zealand and the USA including, among others, Siemens AG. In April 2010, authorities in Korea and Mexico informed the Company that similar proceedings had been initiated. Siemens AG is cooperating with the authorities. On June 1, 2010, the New Zealand Commerce Commission notified Siemens AG that their investigation had been closed. On September 13, 2010, the European Commission notified Siemens AG that their investigation had been closed. On November 17, 2010, the Korean antitrust authority notified Siemens AG that their investigation had been closed.

On February 11, 2010, the Italian Antitrust Authority searched the premises of several healthcare companies, including Siemens Healthcare Diagnostics S.r.l. and Siemens S.p.A., in response to allegations of anti-competitive agreements relating to a 2009 public tender process for the supply of medical equipment to the procurement entity for the public healthcare sector in the Italian region of Campania, So.Re.Sa. Siemens is cooperating with the authority.

Other proceedings

As previously reported, starting in December 2006, the Company and Qisda Corp. (formerly named BenQ Corp.), a Taiwanese company, were parties in an arbitration proceeding before the International Chamber of Commerce (ICC) relating to the purchase by Qisda of the Company’s mobile devices business in 2005. The parties subsequently resolved their disputes and, upon joint request of the parties, the ICC issued an Award by Consent in March 2009.

On November 25, 2008, Siemens AG and the insolvency administration of BenQ Mobile GmbH & Co. OHG announced that they had reached a settlement after constructive discussions that began in 2006. In the settlement agreement, Siemens AG agreed to a gross payment of €300, which was made in December 2008. However, ultimately, the settlement is expected to result in a total net payment of approximately €255 after taking into account

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

the claims against the debtor’s estate, which were filed by Siemens AG and acknowledged by the insolvency administrator. Since Siemens AG had made sufficient provisions for the expected settlement, the settlement did not have a material negative impact on Siemens AG’s results of operations for fiscal 2009.

As previously reported, Siemens AG is a member of a supplier consortium that has contracted to construct the nuclear power plant “Olkiluoto 3” in Finland for Teollisuuden Voima Oyj (TVO) on a turnkey basis. Siemens AG’s share of the consideration to be paid to the supplier consortium under the contract is approximately 27 percent. The other member of the supplier consortium is a further consortium consisting of Areva NP S.A.S. and its wholly-owned subsidiary, Areva NP GmbH. The agreed completion date for the nuclear power plant was April 30, 2009. Completion of the power plant has been delayed for reasons which are in dispute. In December 2008, the supplier consortium filed a request for arbitration against TVO demanding an extension of the construction time, additional compensation and damages in the amount of now approximately €1.23 billion. TVO rejected the demand for an extension of time and made counterclaims against the supplier consortium. These consist primarily of damages due to the delay, claimed to amount to approximately €1.43 billion based on estimated completion of the plant in June 2012 with a delay of 38 months. Assuming the full cooperation of all parties involved, nuclear fuel is expected to be loaded into the reactor at the end of 2012 commencing the commissioning phase of the overall plant. This testing phase will last several months. As of today, completion is expected to occur by the end of the 2013 calendar year.

In early 2009 Siemens AG terminated its joint venture with Areva S.A. (Areva). Thereafter Siemens AG entered into negotiations with the State Atomic Energy Corporation Rosatom (Rosatom) with a view to forming a new partnership active in the construction of nuclear power plants, in which it would be a minority shareholder. In April 2009, Areva filed a request for arbitration with the ICC against Siemens AG. Areva seeks an order enjoining Siemens AG from pursuing such negotiations with Rosatom, a declaration that Siemens AG is in material breach of its contractual obligations, a reduction of the price payable to Siemens AG for its stake in the Areva NP S.A.S. joint venture and damages in an amount to be ascertained. Siemens AG filed its answer in June 2009, primarily seeking a dismissal of Areva’s claims and a price increase. The arbitral tribunal has been constituted and the main proceedings have commenced. On November 17, 2009, the arbitral tribunal issued an interim order which imposes certain provisional restrictions on Siemens AG with respect to the negotiation process and the planned partnership with Rosatom; the order does not preclude Siemens AG from continuing its discussions with Rosatom during the arbitration. In its last submissions Areva did not uphold its request for damages. In September 2010 the hearing on the merits was held. The outcome of the main proceedings remains open.

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

In July 2008, Mr. Abolfath Mahvi filed a request for arbitration with the ICC seeking an award of damages against Siemens AG in the amount of DM150 million (or the equivalent in euro, which is approximately €77) plus interest. Mr. Mahvi’s claim is based on a contract concluded in 1974 between a company that was then a subsidiary of Siemens and two other companies, one domiciled in the Bermudas and the other in Liberia. Mr. Mahvi alleged that he is the successor in interest to the Bermudan and Liberian companies and that the companies assisted Siemens AG in the acquisition of a power plant project in Bushehr, Iran. On August 24, 2010, the arbitration award was served upon Siemens AG. All claims of Mr. Mahvi were rejected. The plaintiff must bear the costs of the arbitration proceeding.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

In July 2008, Hellenic Telecommunications Organization Société Anonyme (OTE) filed a lawsuit against Siemens AG with the district court of Munich, Germany, seeking to compel Siemens AG to disclose the outcome of its internal investigations with respect to OTE. OTE seeks to obtain information with respect to allegations of undue influence and/or acts of bribery in connection with contracts concluded between Siemens AG and OTE from 1992 to 2006. In May 2009, OTE was granted access to the public prosecutor’s files in Greece. At the end of July 2010, OTE expanded its claim and requested payment of damages by Siemens AG of at least €57.07 to OTE for alleged bribery payments to OTE-employees. Siemens AG is currently preparing its written statement of defense relating to the expansion of the claim. The oral hearing has been scheduled for February 2011.

Siemens A.E. entered into a subcontract agreement with Science Applications International Corporation, Delaware, USA, (SAIC) in May of 2003 to deliver and install a significant portion of a security surveillance system (the C4I project) in advance of the Olympic Games in Athens, Greece. Siemens A.E. fulfilled its obligations pursuant to the subcontract agreement. Nonetheless, the Greek government claimed errors related to the C4I-System and withheld amounts for abatement in the double-digit million euro range. Furthermore the Greek government withheld final payment in the double-digit million euro range, only recently claiming that the system has not been finally accepted. Although Siemens A.E. is not a contractual party of the Greek government, under Siemens A.E’s subcontract agreement with SAIC non-payment by the Greek government economically affects Siemens A.E. as well. SAIC has filed for arbitration contesting all the Greek government’s claims and ability to withhold payments. The Greek State filed inter alia a motion to stay the arbitration pursuant to the ongoing criminal investigations conducted by the Greek public prosecutor. Resolution of this dispute has been complicated by bribery and fraud allegations against Siemens A.E. in Greece, which have resulted in extensive negative media coverage concerning the C4I system.

The Greek tax authorities have audited Siemens A.E.’s books for the 1997 to 2003 and 2004 to 2007 tax years. In the third quarter of fiscal 2010, based on a preliminary communication of the findings of the tax audits, Siemens A.E. made payments under a tax law enacted in April 2010 to settle certain matters for which provisions had been established. Siemens A.E. does not expect any further material findings by the Greek tax authorities which would require Siemens A.E. to make additional material payments.

In December 2008, the Polish Agency of Internal Security (AWB) remanded into custody an employee of Siemens Healthcare Poland, in connection with an investigation regarding a public tender issued by the hospital of Wroclaw in 2008. According to the AWB, the Siemens employee and the deputy hospital director are accused of having manipulated the tender procedure. In October 2010, the investigation was closed.

In April 2009, the Defense Criminal Investigative Service of the U.S. Department of Defense conducted a search at the premises of Siemens Medical Solutions USA, Inc. in Malvern, Pennsylvania, in connection with an investigation relating to a Siemens contract with the U.S. Department of Defense for the provision of medical equipment.

In June 2009, Siemens AG and two of its subsidiaries voluntarily self-reported, among others, possible violations of U.S. Export Administration Regulations to the responsible U.S. authorities.

As previously reported, since July 2009 the EU Anti-Fraud Office OLAF, its Romanian equivalent DELAF and the Romanian public prosecutor DNA have been investigating allegations of fraud in connection with the 2007 award of a contract to FORTE Business Services (now Siemens IT Solutions and Services Romania) to modernize the IT infrastructure of the Romanian judiciary. On September 2, 2010, OLAF put the matter on monitoring status and decided not to open formal proceedings. DELAF referred the matter to DNA and closed its investigations.

For certain legal proceedings information required under IAS 37, Provisions, Contingent Liabilities and Contingent Assets, is not disclosed, if the Company concludes that the disclosure can be expected to seriously prejudice the outcome of the litigation.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

In addition to the investigations and legal proceedings described above, Siemens AG and its subsidiaries have been named as defendants in various other legal actions and proceedings arising in connection with their activities as a global diversified group. Some of these pending proceedings have been previously disclosed. Some of the legal actions include claims or potential claims for punitive damages or claims for indeterminate amounts of damages. Siemens is from time to time also involved in regulatory investigations beyond those described above. Siemens is cooperating with the relevant authorities in several jurisdictions and, where appropriate, conducts internal investigations regarding potential wrongdoing with the assistance of in-house and external counsel. Given the number of legal actions and other proceedings to which Siemens is subject, some may result in adverse decisions. Siemens contests actions and proceedings when it considers it appropriate. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek indeterminate damages, Siemens may not be able to predict what the eventual loss or range of loss related to such matters will be. The final resolution of the matters discussed in this paragraph could have a material effect on Siemens’ business, results of operations and financial condition for any reporting period in which an adverse decision is rendered. However, Siemens currently does not expect its business, results of operations and financial condition to be materially affected by the additional legal matters not separately discussed in this paragraph.

31. Additional disclosures on financial instruments

The following table presents the carrying amounts of each category of financial assets and financial liabilities:

	September 30,
	2010	2009

Financial assets:
Loans and receivables	24,749	24,119
Cash and cash equivalents	14,108	10,159
Derivatives designated in a hedge accounting relationship	2,232	1,895
Financial assets held for trading	1,410	976
Available-for-sale financial assets	732	561

	43,231	37,710

Financial liabilities:
Financial liabilities measured at amortized cost	28,922	28,539
Financial liabilities held for trading	1,098	864
Derivatives designated in a hedge accounting relationship	164	134

	30,184	29,537

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

The following table presents the fair values and carrying amounts of financial assets and financial liabilities measured at cost or amortized cost:

	September 30, 2010		September 30, 2009
		Carrying		Carrying
	Fair value	amount	Fair value	amount

Financial assets measured at cost or amortized cost
Trade and other receivables(1)	14,111	14,111	13,951	13,951
Receivables from finance leases	4,879	4,879	4,885	4,885
Cash and cash equivalents	14,108	14,108	10,159	10,159
Other non-derivative financial assets	5,759	5,759	5,283	5,283
Available-for-sale financial assets(2)	—	410	—	335

Financial liabilities measured at cost or amortized cost
Notes and bonds	17,343	17,300	16,373	16,502
Trade payables	7,899	7,899	7,617	7,617
Loans from banks and other financial indebtedness	2,439	2,442	2,941	2,942
Obligations under finance leases	169	171	191	194
Other non-derivative financial liabilities	1,110	1,110	1,284	1,284

(1)	This caption consists of (i) €13,186 and €12,711 short-term trade receivables (except for receivables from finance leases) in fiscal 2010 and fiscal 2009, respectively, see Note 12, (ii) €531 and €453 trade receivables from sale of goods and services (non current) in fiscal 2010 and fiscal 2009, respectively, see Note 20 as well as (iii) €394 and €787 receivables included in Other financial assets in fiscal 2010 and fiscal 2009, respectively, see Note 20.

(2)	This caption consists of equity instruments classified as available-for-sale, for which a fair value could not be reliably measured and which are recognized at cost.

The fair values of cash and cash equivalents, current receivables, trade payables, other current financial liabilities, commercial paper and borrowings under revolving credit facilities approximate their carrying amount largely due to the short-term maturities of these instruments.

Long-term fixed-rate and variable-rate receivables, including receivables from finance leases, are evaluated by the Company based on parameters such as interest rates, specific country risk factors, individual creditworthiness of the customer, and the risk characteristics of the financed project. Based on this evaluation, allowances for these receivables are taken into account. As of September 30, 2010 and 2009, the carrying amounts of such receivables, net of allowances, approximate their fair values.

The fair value of quoted notes and bonds is based on price quotations at the period-end date. The fair value of unquoted notes and bonds, loans from banks and other financial indebtedness, obligations under finance leases as well as other non-current financial liabilities is estimated by discounting future cash flows using rates currently available for debt of similar terms and remaining maturities.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

Financial instruments categorized as financial assets and financial liabilities measured at fair value are presented in the following table:

	September 30,
	2010	2009

Financial assets measured at fair value
Available-for-sale financial assets	322	226
Derivative financial instruments	3,642	2,871
Not designated in a hedge accounting relationship	1,314	820
In connection with fair value hedges	1,936	1,474
Foreign currency exchange derivatives	9	10
Interest rate derivatives	1,927	1,464
In connection with cash flow hedges	296	421
Foreign currency exchange derivatives	295	413
Interest rate derivatives	—	8
Commodity derivatives	1	—
Embedded derivatives	96	156

Financial liabilities measured at fair value
Derivative financial instruments	1,262	998
Not designated in a hedge accounting relationship	998	731
In connection with fair value hedges	11	4
Foreign currency exchange derivatives	11	4
Interest rate derivatives	—	—
In connection with cash flow hedges	153	130
Foreign currency exchange derivatives	137	130
Interest rate derivatives	16	—
Commodity derivatives	—	—
Embedded derivatives	100	133

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

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

Derivative commodity contracts—The fair value of commodity swaps is based on forward commodity prices. Commodity options are valued on the basis of quoted market prices or on estimates based on option pricing models.

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

The following table allocates financial assets and financial liabilities measured at fair value to the three levels of the fair value hierarchy, as defined in IFRS 7.

	September 30, 2010
	Level 1	Level 2	Level 3	Total

Financial assets measured at fair value
Available-for-sale financial assets	322	—	—	322
Derivative financial instruments	—	3,642	—	3,642

Total	322	3,642	—	3,964

Financial liabilities measured at fair value
Derivative financial instruments	—	1,262	—	1,262

	September 30, 2009
	Level 1	Level 2	Level 3	Total

Financial assets measured at fair value
Available-for-sale financial assets	226	—	—	226
Derivative financial instruments	—	2,871	—	2,871

Total	226	2,871	—	3,097

Financial liabilities measured at fair value
Derivative financial instruments	—	998	—	998

The levels of the fair value hierarchy and its application to our financial assets and financial liabilities are described below:

Level 1: quoted prices in active markets for identical assets or liabilities;

Level 2:	inputs other than quoted prices that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3: inputs for the asset or liability that are not based on observable market data.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

Net gains (losses) of financial instruments are as follows:

	Year ended September 30,
	2010	2009

Cash and cash equivalents	(34)	7
Available-for-sale financial assets	16	(44)
Loans and receivables	(87)	(419)
Financial liabilities measured at amortized cost	(283)	302
Financial assets and financial liabilities held for trading	(665)	34

Net gains (2009: losses) on available-for-sale financial assets include impairment losses, gains or losses on derecognition and the ineffective portion of fair value hedges. For the amount of unrealized gains or losses on available-for-sale financial assets recognized directly in equity during the fiscal year and the amount removed from equity and recognized in net income for the fiscal year see Other Comprehensive Income in Note 27.

Net losses on loans and receivables contain changes in valuation allowances, gains or losses on derecognition as well as recoveries of amounts previously written-off.

Net losses (2009: gains) on financial liabilities measured at amortized cost are comprised of gains or losses from derecognition and the ineffective portion of fair value hedges.

Net losses (2009: gains) on financial assets and financial liabilities held for trading consist of changes in the fair value of derivative financial instruments (including interest income and expense), for which hedge accounting is not applied.

The amounts presented include foreign currency gains and losses from the realization and valuation of the financial assets and liabilities mentioned above.

Collateral

Siemens holds securities as collateral on reverse repurchase agreements and is permitted to sell or re-pledge these securities. As of September 30, 2010 and 2009 the fair value of the collateral held amounted to €2,042 and €716, respectively. As of September 30, 2010, the right to sell or re-pledge the collateral has not been exercised. As of September 30, 2010 and 2009, the carrying amount of financial assets Siemens has pledged as collateral amounted to €537 and €482, respectively.

32. Derivative financial instruments and hedging activities

As part of the Company’s risk management program, a variety of derivative financial instruments are used to reduce risks resulting primarily from fluctuations in foreign currency exchange rates, interest rates and commodity prices, as well as to reduce credit risks. For additional information on the Company’s risk management strategies, including the use of derivative financial instruments to mitigate or eliminate certain of these risks, see also Note 33.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

The fair values of each type of derivative financial instruments are as follows:

	September 30, 2010		September 30, 2009
	Asset	Liability	Asset	Liability

Foreign currency exchange contracts	858	423	735	462
Interest rate swaps and combined interest/currency swaps	2,317	416	1,764	204
Commodity swaps	78	11	43	23
Embedded derivatives	96	100	156	133
Options	289	308	170	172
Other	4	4	3	4

	3,642	1,262	2,871	998

Foreign currency exchange risk management

As described in Note 33, the Company employs various derivative financial instruments in order to mitigate or eliminate certain foreign-currency exchange risks.

Derivative financial instruments not designated in a hedging relationship

The Company manages its risks associated with fluctuations in foreign-currency-denominated receivables, payables, debt, firm commitments and anticipated transactions primarily through a Company-wide portfolio approach. This approach concentrates the associated Company-wide risks centrally, and various derivative financial instruments, primarily foreign currency exchange contracts and options, are utilized to minimize such risks. Such a strategy does not qualify for hedge accounting treatment under IAS 39, Financial Instruments: Recognition and Measurement. Accordingly, all such derivative financial instruments are recorded at fair value on the Consolidated Statements of Financial Position, either as Other current financial assets/liabilities or Other financial assets/liabilities, and changes in fair values are charged to net income (loss).

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

Hedging activities

The Company’s operating units applied hedge accounting for certain significant anticipated transactions and firm commitments denominated in foreign currencies. Specifically, the Company entered into foreign exchange contracts to reduce the risk of variability of future cash flows resulting from forecasted sales and purchases and firm commitments resulting from its business units entering into long-term contracts (project business) and standard product business which are denominated primarily in U.S. dollar.

Cash flow hedges—Changes in fair value of forward exchange contracts that were designated as foreign-currency cash flow hedges are recorded as follows: the portion of the fair value changes that is determined to be an effective hedge is recognized in Other comprehensive income, whereas the ineffective portion of the fair value changes is recognized in profit or loss. As of September 30, 2010 and 2009, the ineffective portion that was immediately recorded in profit or loss amounted to €(15) and €6, respectively. In fiscal 2010, 2009 and 2008, net gains and losses of €1, €(6), and €5, respectively, were reclassified from Other comprehensive income into Cost of goods sold and services rendered because the occurrence of the related hedged forecasted transaction was no longer

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

probable. The development of Other comprehensive income resulting from changes in fair value of these transactions as well as from amounts that were removed and included in profit or loss is presented in Note 27.

It is expected that €87 of net deferred gains in Other comprehensive income will be reclassified into Cost of goods sold and services rendered in fiscal 2011, when the hedged forecasted foreign-currency denominated transaction affects profit or loss.

As of September 30, 2010, the maximum length of time over which the Company is hedging its future cash flows associated with foreign-currency forecasted transactions is 195 months.

Fair value hedges—As of September 30, 2010 and 2009, the Company hedged firm commitments using forward exchange contracts that were designated as foreign-currency fair value hedges of future sales related primarily to the Company’s project business and, to a lesser extent, purchases. As of September 30, 2010 and 2009, the hedging transactions resulted in the recognition of financial assets of €17 and €13, respectively, and financial liabilities of €14 and €23, respectively, for the hedged firm commitments. Changes in fair value of forward exchange contracts resulted in losses of €15 and gains of €2, respectively. These effects relate to gains from the valuation of firm commitments of €15 and losses of €2, respectively. Changes in fair value of the forward exchange contracts as well as of the firm commitments were recorded in Cost of goods sold and services rendered.

Interest rate risk management

Interest rate risk arises from the sensitivity of financial assets and liabilities to changes in market rates of interest. The Company seeks to mitigate this risk by entering into interest rate derivative financial instruments such as interest rate swaps (see also Note 33), options and, to a lesser extent, cross-currency interest rate swaps and interest rate futures, as well as forward rate agreements.

Derivative financial instruments not designated in a hedging relationship

Starting with the first quarter of fiscal 2010, the interest rate risk management relating to the Group excluding SFS business has been realigned with the financial market environment. Under this portfolio-based approach, derivative financial instruments are used to manage interest risk actively relative to a benchmark, consisting of medium-term interest rate swaps and forward rates. Compared to the former interest rate overlay management, the benchmark approach may result in longer interest periods of derivatives and higher nominal volumes. The interest rate management relating to the SFS business remains to be managed separately, considering the term structure of SFS’ financial assets and liabilities on a portfolio basis. Both approaches do not qualify for hedge accounting treatment under IAS 39. Accordingly, all interest rate derivative instruments used in this relation are recorded at fair value, either as Other current financial assets/liabilities or Other financial assets/liabilities, and changes in the fair values are charged to Financial income (expense), net. Net cash receipts and payments relating to interest rate swaps used in offsetting relationships are also recorded in Financial income (expense), net.

Fair value hedges of fixed-rate debt obligations

Under the interest rate swap agreements outstanding during the years ended September 30, 2010 and 2009, the Company agrees to pay a variable rate of interest multiplied by a notional principle amount, and receives in return an amount equal to a specified fixed rate of interest multiplied by the same notional principal amount. These interest rate swap agreements offset an impact of future changes in interest rates on the fair value of the underlying fixed-rate debt obligations. The interest rate swap contracts are reflected at fair value in the Company’s Consolidated Statements of Financial Position and the related portion of fixed-rate debt being hedged is reflected at an amount equal to the sum of its carrying amount plus an adjustment representing the change in fair value of the debt obligations attributable to the interest rate risk being hedged. Changes in the fair value of interest rate swap

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

contracts and the offsetting changes in the adjusted carrying amount of the related portion of fixed-rate debt being hedged are recognized as Financial income (expense), net in the Consolidated Statements of Income. Adjustments in the carrying amount of the debt obligations resulted in a loss of €498 and a loss of €848, respectively. During the same period, the related swap agreements resulted in a gain of €521 and a gain of €931, respectively. Therefore, the net effect recognized in Financial income (expense), net, representing the ineffective portion of the hedging relationship, amounted to €23 and €83 in fiscal 2010 and 2009, respectively. Net cash receipts and payments relating to such interest rate swap agreements are recorded as interest income and expense, respectively.

The Company had interest rate swap contracts to pay variable rates of interest of an average of 0.8 percent, 0.9 percent and 4.5 percent as of September 30, 2010, 2009 and 2008, respectively and received fixed rates of interest (average rate of 5.3 percent, 5.4 percent and 5.6 percent as of September 30, 2010, 2009 and 2008, respectively). The notional amount of indebtedness hedged as of September 30, 2010, 2009 and 2008 was €15,299, €15,565 and €11,766, respectively. This changed 91 percent, 94 percent and 89 percent of the Company’s underlying notes and bonds from fixed interest rates into variable interest rates as of September 30, 2010, 2009 and 2008, respectively. The notional amounts of these contracts mature at varying dates based on the maturity of the underlying hedged items. The net fair value of interest rate swap contracts (excluding accrued interest) used to hedge indebtedness as of September 30, 2010, 2009 and 2008 was €1,665, €1,224 and €291, respectively.

Fair value hedges of available-for-sale financial assets

In fiscal 2008, the Company had applied fair value hedge accounting for certain fixed-rate available-for-sale financial assets. However, fair value hedge accounting was terminated at the beginning of fiscal 2008, since the majority of the hedged item was derecognized. There was no such hedging relationship in fiscal 2010 and 2009. To offset the impact of future changes in interest rates on the fair value of the underlying fixed-rate available-for-sale financial assets, interest rate swap agreements had been entered into. As long as hedge accounting was applied, the interest rate swap contracts and the related portion of the available-for-sale financial assets were reflected at fair value in the Company’s Consolidated Statements of Financial Position. Changes in the fair value of interest rate swap contracts and the offsetting changes in fair value of the available-for-sale financial assets being hedged attributable to the interest rate risk being hedged were recognized as adjustments to the line item Financial income (expense), net in the Consolidated Statements of Income. The net effect recognized in Financial income (expense), net, representing the ineffective portion of the hedging relationship, amounted to €— in fiscal 2010.

Cash flow hedges of revolving term deposits

In fiscal, 2010 and 2009, the Company applied cash flow hedge accounting for a revolving term deposit. To offset the effect of future changes in interest payments of this revolving term deposit, the Company had entered into an interest rate swap agreement to pay a variable rate of interest and to receive a specified fixed rate of interest. When the swap contract ended in June 2010, cash flow hedge accounting was terminated. As long as hedge accounting was applied, the interest rate swap contract was reflected at fair value and the effective portion of changes in fair value were recorded in Other comprehensive income; any ineffective portion of changes in fair value was recognized in profit or loss. In fiscal 2010 and 2009, the cash flow hedges of revolving term deposits did not result in any ineffective portion to be recognized in profit or loss. Net cash receipts and payments relating to such interest rate swap agreements were recorded as interest income and expense, respectively.

Cash flow hedges of a variable-rate term loan

As of September 30, 2010, the Company applied cash flow hedge accounting for 50 percent of a variable-rate U.S. dollar term loan. To benefit from the low interest rates in the U.S., the Company entered into interest rate swap agreements to pay a fixed rate of interest and to receive in return a variable rate of interest. These interest rate swap

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

agreements offset the effect of future changes in interest payments to be made for the underlying variable-rate term loan. The interest rate swap contracts are reflected at fair value and the effective portion of changes in fair value of the interest rate swap contracts that were designated as cash flow hedges are recorded in Other comprehensive income; any ineffective portion of changes in fair value is recognized in profit or loss. In fiscal 2010, the cash flow hedges of the variable-rate term loan did not lead to any ineffective portion to be recognized in profit or loss. Net cash receipts and payments relating to such interest rate swap agreements are recorded as interest income and expense, respectively.

Commodity price risk management

As described in Note 33, the Company employs commodity derivatives in order to mitigate or eliminate price risks from the procurement of commodities.

Derivative financial instruments not designated in a hedging relationship

The Company partly uses a portfolio approach to manage the Company-wide risks associated with fluctuations in commodity prices from firm commitments and anticipated transactions by entering into commodity swaps and commodity options. As such, a strategy does not qualify for hedge accounting treatment under IAS 39, Financial Instruments: Recognition and Measurement, the derivative financial instruments are recorded at fair value on the Consolidated Statements of Financial Position, either as Other current financial assets/liabilites or Other financial assets/liabilities, and changes in fair values are charged to net income (loss).

Cash flow hedging activities

As of June 2010, the Company’s corporate procurement applies cash flow hedge accounting for certain firm commitments to purchase copper. Changes in fair value of the swaps which are used in the hedging relationship are recorded as follows: the portion of the fair value changes that is determined to be an effective hedge is recognized in Other comprehensive income, whereas the ineffective portion of the fair value changes is recognized in profit or loss. As of September 30, 2010, there was no ineffective portion that had to be recorded in profit or loss. In fiscal 2010, no gains or losses were reclassified from Other comprehensive income into Cost of goods sold and services rendered because the occurrence of the related hedged forecasted transaction was no longer probable. The development of Other comprehensive income resulting from changes in fair value of these transactions as well from amounts that were removed and included in profit or loss is presented in Note 27.

It is expected that €1 of net deferred gains in Other comprehensive income will be reclassified into Cost of goods sold and services rendered in fiscal 2011, when the consumption of the hedged commodity purchases is recognized as Cost of goods sold and services rendered. As of September 30, 2010, the maximum length of time over which the Company is hedging its future commodity purchases is 12 months.

33. Financial risk management

Market risks

Siemens’ financial risk management is an integral part of how to plan and execute its business strategies. Siemens’ financial risk management policy is set by the Managing Board. Siemens’ organizational and accountability structure requires each of the respective managements of Siemens Sectors, Cross-Sector Businesses, Regional Clusters and Corporate Units to implement financial risk management programs that are tailored to their specific industries and responsibilities, while being consistent with the overall policy established by the Managing Board.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

Increasing market fluctuations may result in significant cash-flow and profit volatility risk for Siemens. Its worldwide operating business as well as its investment and financing activities are affected by changes in foreign exchange rates, interest rates, and commodity and equity prices. To optimize the allocation of the financial resources across the Siemens segments and entities, as well as to secure an optimal return for its shareholders, Siemens identifies, analyzes and proactively manages the associated financial market risks. The Company seeks to manage and control these risks primarily through its regular operating and financing activities, and uses derivative instruments when deemed appropriate.

Within the various methodologies to analyze and manage risk, Siemens implemented a system based on parametric variance-covariance Value at Risk (VaR). The VaR methodology provides a quantification of the market risk based on historical volatilities and correlations of the different risk factors under the assumptions of the parametric variance-covariance Value at Risk model. The VaR figures are calculated based on

•	historical volatilities and correlations,

•	a ten day holding period and

•	a 99.5 percent confidence level

for all defined financial risks.

Actual results that are included in the Consolidated Statements of Income may differ substantially from VaR figures due to fundamental conceptual differences. The Consolidated Statements of Income are prepared in accordance with IFRS. The VaR figures result from a pure financial calculation model which calculates a potential financial loss which does not exceed stated VaR within ten days with a probability of 99.5 percent. The concept of VaR is used for internal management of the Treasury activities.

Although VaR is an important tool for measuring market risk, the assumptions on which the model is based rise to some limitations including the following. A 10-day holding period assumes that it is possible to dispose of positions within this period. This is considered to be a realistic assumption in almost all cases but may not be the case in situations in which there is severe market illiquidity for a prolonged period. A 99.5 percent confident level does not reflect losses that may occur beyond this level. Even within the model used there is a 0.5 percent statistical probability that losses could exceed the calculated VaR. The use of historical data as a basis for estimating the statistic behavior of the relevant markets and finally determining the possible range of the future outcomes out of this statistic behavior may not always cover all possible scenarios, especially those of an exceptional nature.

Any market sensitive instruments, including equity and interest bearing investments, that our Company’s pension plans hold are not included in the following quantitative and qualitative disclosure. For additional information see Note 24. SFS holds a minor trading portfolio which is subject to tight limits. As of September 30, 2010, and 2009, respectively, it had a value at risk (VaR) close to zero.

Foreign currency exchange rate risk

Transaction risk and currency management

Siemens’ international operations expose the Company to foreign-currency exchange risks, especially between the U.S. dollar and the euro, in the ordinary course of business. The Company employs various strategies discussed below involving the use of derivative financial instruments to mitigate or eliminate certain of those exposures.

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

Siemens has established a foreign exchange risk management system that has an established track record for years. Each Siemens unit is responsible for recording, assessing, monitoring, reporting and hedging its foreign currency transaction exposure. The binding guideline for Siemens Divisions and entities provides the concept for the identification and determination of the single net foreign currency position and commits the units to hedge it in a narrow band: at least 75 percent but no more than 100 percent of their net foreign currency position. In addition, the guideline provides a framework of the organizational structure necessary for foreign currency exchange management, proposes hedging strategies and defines the hedging instruments available to the entities: forward contracts, currency put and call options and stop-loss orders. Where it is not contrary to country specific regulations, hedging activities of the Siemens units are transacted internally with Corporate Treasury. Hedging transactions with external counterparties in the global financial markets are carried out under these limitations by Corporate Treasury. This includes hedging instruments which qualify for hedge accounting.

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

The VaR for foreign exchange rates is calculated by aggregation of the net foreign exchange rate exposure. The figures disclosed here are based on the net foreign exchange positions after hedging. As of September 30, 2010 the foreign exchange rate risk based on historical volatilities and correlations, a ten day holding period and a confidence level of 99.5 percent resulted in a VaR of €18 compared to a VaR of €12 in the year before. Changes in euro values of future cash flows due to volatile exchange rates might influence the unhedged portion of revenues, but would also affect the unhedged portion of cost of materials. Future changes in the foreign exchange rates can impact sales prices and may lead to margin changes, the extent of which is determined by the matching of foreign currency revenues and expenses.

Siemens defines foreign exchange rate exposure generally as items of the Consolidated Statement of Financial Position in addition to firm commitments which are denominated in foreign currencies, as well as foreign currency denominated cash inflows and cash outflows from anticipated transactions for the following three months. This foreign currency exposure is determined based on the respective functional currencies of the exposed Siemens’ entities.

Effects of currency translation

Many Siemens subsidiaries are located outside the euro zone. Since the financial reporting currency of Siemens is the euro, the financial statements of these subsidiaries are translated into euro for the preparation of the Consolidated Financial Statements of Siemens. To consider the effects of foreign exchange translation risk in the risk management, the assumption is that investments in foreign-based operations are permanent and that reinvestment is continuous. Effects from currency fluctuations on the translation of net asset amounts into euro are reflected in the Company’s consolidated equity position.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

Interest rate risk

Siemens’ interest rate risk exposure is mainly related to debt obligations like bonds, loans, commercial paper programs and interest-bearing deposits and investments. Siemens seeks to manage this risk through the use of derivative instruments which allow it to hedge fair value changes by swapping fixed rates of interest into variable rates of interest. To optimize the Company’s position with regard to interest income and interest expenses and to manage the overall financial interest rate risk with respect to valuation risk affecting profit and loss and economic risk of changing interest rates, Corporate Treasury performs a comprehensive corporate interest rate risk management, which manages the interest rate risk relating to the SFS business and to the remaining group separately. For additional information see Note 32.

Where it is not contrary to country-specific regulations, all Siemens segments and entities generally obtain any required financing through Corporate Treasury in the form of loans or intercompany clearing accounts. The same concept is adopted for deposits of cash generated by the units.

Assuming historical volatilities and correlations, a ten day holding period and a confidence level of 99.5 percent the interest rate VaR was €107 as of September 30, 2010, increasing from the comparable value of €33 as of September 30, 2009. This interest rate risk results primarily from euro and U.S. dollar denominated long-term fixed rate debt obligations and interest-bearing investments. The increase of VaR is due primarily to the realignment of the interest rate management starting with the first quarter of fiscal 2010. Compared to the former interest rate overlay management, the benchmark approach resulted in longer interest periods of derivatives and higher nominal volumes. For additional information see Note 32.

Commodity price risk

Siemens’ production operations expose the Company to various commodity price risks in the ordinary course of business. Especially in the Industry and Energy Sector a continuous supply of copper is necessary for the operating activities. Commodity price risk fluctuations may create unwanted and unpredictable earnings and cash flow volatility. The Company employs various strategies discussed below involving the use of derivative financial instruments to mitigate or eliminate certain of those exposures.

Siemens has established a commodity price risk management system to reduce earnings and cash flow volatility. Each Siemens unit is responsible for recording, assessing, monitoring, reporting and hedging its risks from forecasted and pending commodity purchase transactions (commodity price risk exposure). The binding guideline for Siemens Divisions and entities developed by the Corporate Supply Chain Management department provides the concept for the identification and determination of the commodity price risk exposure and commits the units to hedge it in a narrow band: 75 percent—100 percent of the commodity price risk exposure in the product business for the current and the subsequent quarter and 95 percent—100 percent of the commodity price risk exposure in the project business after receipt of order.

The aggregated commodity price risk exposure is hedged with external counterparties through derivative financial hedging instruments by Corporate Treasury. Financial hedging instruments designated for hedge accounting are directly entered into with external counterparties. Additionally, Siemens has a Company-wide portfolio approach which generates a benefit from optimizing the Company’s position of the overall financial commodity price risk. For additional information relating to the effect of this Company-wide portfolio approach on the Consolidated Financial Statements, as well as for a discussion of hedging activities employed to mitigate or reduce commodity price risks, see Note 32.

Using historical volatilities and correlations, a ten day holding period and a confidence level of 99.5 percent, the VaR for commodity derivatives was €47 as of September 30, 2010, decreasing from the comparable value of €68

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

as of September 30, 2009. However, the economic VaR, which comprises the net position of commodity derivates and the commodity purchase transactions with price risk, was €8 as of September 30, 2010.

Equity price risk

Siemens’ investment portfolio consists of direct and indirect investments in publicly traded companies held for purposes other than trading. These participations result mainly from strategic partnerships or compensation from M&A-transactions; indirect investments are mainly transacted for financial reasons.

The equity investments are monitored based on their current market value, affected primarily by the fluctuations in the volatile technology-related markets worldwide. The market value of Siemens’ portfolio in publicly traded companies as of September 30, 2010 was €138 compared to €141 as of September 30, 2009.

Based on historical volatilities and correlations, a ten day holding period and a confidence level of 99.5 percent, the VaR as of September 30, 2010 of Siemens’ equity investments was €13 compared to €21 the year before, meaning that the equity price risk has decreased over the last year.

Liquidity risk

Liquidity risk results from the Company’s potential inability to meet its financial liabilities, e.g. for the settlement of its financial debt or for ongoing cash requirements from operating activities. Beyond effective working capital and cash management, Siemens mitigates liquidity risk by arranged borrowing facilities with highly rated financial institutions, via a medium-term notes program and via an established global commercial paper program. For further information on short- and long-term debt see Note 23.

In addition to the above mentioned sources of liquidity, Siemens constantly monitors funding options available in the capital markets, as well as trends in the availability and costs of such funding, with a view to maintaining financial flexibility and limiting repayment risks.

The following table reflects all contractually fixed pay-offs for settlement, repayments and interest resulting from recognized financial liabilities. It includes expected net cash outflows from derivative financial liabilities which are in place as per September 30, 2010. Such expected net cash outflows are determined based on each particular settlement date of an instrument. The amounts disclosed are undiscounted net cash outflows for the respective upcoming fiscal years, based on the earliest date on which Siemens could be required to pay. Cash outflows for financial liabilities (including interest) without fixed amount or timing are based on the conditions existing at September 30, 2010.

			Year ended
			September 30,
			2013 to	2016 and
	2011	2012	2015	thereafter

Non-derivative financial liabilities
Notes and bonds	2,778	3,166	4,588	9,874
Loans from banks	328	46	2,026	13
Other financial indebtedness	27	21	63	38
Obligations under finance leases	57	21	41	73
Trade payables	7,880	12	5	2
Other financial liabilities	499	59	85	9
Derivative financial liabilities	535	296	222	56

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

The balanced view of liquidity and financial indebtedness is stated in the calculation of the Net debt. Net debt results from total debt less total liquidity. Total debt comprises Short-term debt and current maturities of long-term debt as well as Long-term debt, as stated on the Consolidated Statements of Financial Position. Total debt comprises Notes and bonds, Loans from banks, Obligations under finance leases and Other financial indebtedness such as commercial paper. Total liquidity refers to the liquid financial assets we had available at the respective period-end dates to fund our business operations and to pay for near-term obligations. Total liquidity comprises Cash and cash equivalents as well as current Available-for-sale financial assets, as stated on the Consolidated Statements of Financial Position. Management uses the Net debt measure for internal corporate finance management, as well as for external communication with investors, analysts and rating agencies.

	September 30,
	2010	2009

Short-term debt and current maturities of long-term debt	2,416	698
Long-term debt	17,497	18,940
Total debt	19,913	19,638
Cash and cash equivalents	14,108	10,159
Available-for-sale financial assets	246	170
Total liquidity	14,354	10,329

Net debt (Total debt less Total liquidity)	5,560	9,309

Siemens’ capital resources consist of a variety of short- and long-term financial instruments including, but not limited to, loans from financial institutions, commercial paper, medium-term notes and bonds. In addition, other capital resources consist of liquid resources such as Cash and cash equivalents, future cash flows from operating activities and current Available-for-sale financial assets.

Siemens’ capital requirements include, among others, scheduled debt service, regular capital spending, ongoing cash requirements from operating, Corporate Treasury and SFS financing activities, dividend payments, pension plan funding, portfolio activities and cash outflows in connection with restructuring measures.

Credit risk

The Company is exposed to credit risk especially in connection with its significant project business mainly in its Sectors and also in some Cross-Sector business fields as public infrastructure and transport, power generation and transmission, healthcare, utilities and IT, where direct or indirect financing in various forms may be provided to customers. In limited cases, the Company may also take an equity interest as part of the project financing.

The Company is also exposed to credit risk via its financing activities, primarily related to medical engineering, data processing equipment and industrial products of third party manufacturers.

Credit risk is defined as an unexpected loss in cash and earnings if the customer is unable to pay its obligations in due time, if the value of property or equipment that serves as collateral declines, or if the projects Siemens has invested in are not successful. As a consequence of the worldwide financial market crisis customer default rates may increase and collateral values may decline. The effective monitoring and controlling of credit risk is a core

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

competency of our risk management system. Siemens has implemented a binding credit policy for all entities. Hence, credit evaluations and ratings are performed on all customers with an exposure or requiring credit beyond a centrally defined limit.

Customer ratings, analyzed and defined by a designated SFS department, and individual customer limits are based on generally accepted rating methodologies, the input from external rating agencies and Siemens’ customer default experiences. Such ratings are processed by internal risk assessment specialists. Ratings and credit limits are carefully considered in determining the conditions under which direct or indirect financing will be offered to customers.

Credit risk is recorded and monitored on an ongoing basis applying different approaches dependent on the underlying product. Central systems are used for ongoing monitoring of counterparty risk. In addition, SFS uses own systems for its financing activities. There are also a number of decentralized tools used for management of individual credit risks within the operating units. A central IT application processes data from the operating units together with rating and default information and calculates an estimate which may be used as a basis for individual bad debt provisions. In addition to this automated process, qualitative information is considered, in particular to incorporate the latest developments.

To increase transparency on credit risk Corporate Treasury has established in fiscal 2008 a “Siemens Credit Warehouse.” Certain operating units from the Siemens Group transferred business partner data as a basis for a centralized rating process to the Siemens Credit Warehouse. In addition, certain operating units in Europe and North America transferred in fiscal 2010 their current trade receivables along with the inherent credit risk to the Siemens Credit Warehouse, but remain responsible for servicing activities such as collections and receivables management. The Siemens Credit Warehouse actively identifies, quantifies and manages the credit risk in its portfolio, such as by selling or hedging exposure to specific customers, countries and industries. In addition to an increased transparency on credit risk, the Siemens Credit Warehouse may provide Siemens with an additional source of liquidity and strengthens Siemens’ funding flexibility.

The maximum exposure to credit risk of financial assets, without taking account of any collateral, is represented by their carrying amount. Credit risks arising from credit guarantees are described in Note 29. There were no significant concentrations of credit risk as of September 30, 2010 and 2009.

Concerning trade receivables and other receivables, as well as other loans or receivables included in Other financial assets that are neither impaired nor past due, there were no indications as of September 30, 2010, that defaults in payment obligations will occur. As of September 30, 2010 and 2009, there are no financial instruments that are past due but not impaired. For further information regarding the concept for the determination of allowances on receivables see Note 3.

34. Share-based payment

Share-based payment awards at Siemens, including Stock Awards, Stock Options, the Share Matching Program and its underlying plans, the Monthly Investment Plan as well as the Jubilee Share Program are predominately designed as equity-settled plans and to a certain extent as cash-settled plans. Total pre-tax expense for share-based payment recognized in net income amounted to €132, €212 and €91 for the years ended September 30, 2010, 2009 and 2008, respectively, and refers primarily to equity-settled awards, including the Company’s employee share purchase program.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

     I. Equity-settled awards

Stock Awards

The Company grants stock awards and phantom stock as another means for providing share-based compensation to members of the Managing Board and other eligible employees. Stock awards are subject to a four year vesting period for awards granted up to fiscal 2007 and a three year vesting period for awards granted thereafter. Upon expiration of the vesting period, the recipient receives Siemens shares without payment of consideration. Stock awards are forfeited if the grantee’s employment with the Company terminates prior to the expiration of the vesting period. During the vesting period, grantees are not entitled to dividends. Stock awards may not be transferred, sold, pledged or otherwise encumbered. Stock awards may be settled in newly issued shares of common stock of Siemens AG, treasury stock or in cash. The settlement method will be determined by the Managing Board and the Supervisory Board.

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

In fiscal 2010, the Company granted 1,361,586 stock awards: 1,207,360 awards were granted to 4,305 employees and 154,226 awards were granted to members of the Managing Board. In fiscal 2009, the Company granted 1,992,392 stock awards: 1,740,063 awards were granted to 4,156 employees and 252,329 awards were granted to members of the Managing Board. In fiscal 2008, the Company granted 737,621 stock awards to 4,357 employees and members of the Managing Board, of which 79,133 awards were granted to the Managing Board. Details on stock award activity and weighted average grant-date fair value are summarized in the table below:

	Year ended				Year ended		Year ended
	September 30, 2010				September 30, 2009		September 30, 2008
			Weighted			Weighted		Weighted
			average			average		average
			Grant-Date			Grant-Date		Grant-Date
	Awards		Fair Value		Awards	Fair Value	Awards	Fair Value

Non-vested, beginning of period	4,438,303		€57.22		3,489,768	€67.56	3,270,910	€60.58
Granted	1,361,586		€60.79		1,992,392	€37.65	737,621	€97.94
Vested	(824,694)		€57.28		(881,097)	€55.63	(79,068)	€79.03
Forfeited/settled	(187,877	)(1)	€61.50	(1)	(162,760)	€48.01	(439,695)	€64.50

Non-vested, end of period	4,787,318		€58.06		4,438,303	€57.22	3,489,768	€67.56

(1)	consists of 153,020 forfeited and 34,857 settled awards with weighted average grant-date fair values of €57.43 and €79.34, respectively, in fiscal 2010.

Fair value was determined as the market price of Siemens shares less the present value of dividends expected during the for year and three year vesting period, respectively, as stock awards do not carry dividend rights during the vesting period, which resulted in a fair value of €60.79, €37.65 and €97.94, respectively, per stock award granted in fiscal 2010, 2009 and 2008. Total fair value of stock awards granted in fiscal 2010, 2009 and 2008 amounted to €83, €75 and €72, respectively.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

Forfeited/settled in fiscal 2010, includes rights to stock awards granted to former Managing and Supervisory Board members, who used their stock award rights to net their obligations towards the Company, which resulted from settlement agreements in connection with compliance matters. For further information see Note 30.

Share Matching Program and its underlying plans:

a)	Base Share Program

Under the Base Share Program, members of the Managing Board and employees of Siemens AG and participating Siemens companies can purchase Siemens shares under favorable conditions once a year. The Base Share Program is measured at fair value at grant-date. Shares purchased under the Base Share Program grant the right to receive matching shares under the same conditions described below at Share Matching Plan.

In fiscal 2010, the Base Share Program allowed members of the Managing Board and employees of Siemens AG and participating Siemens companies to make an investment of a fixed amount of their compensation into Siemens shares, which is sponsored by Siemens with a tax beneficial allowance per plan participant. Shares were bought at market price at a predetermined date in the second quarter. In fiscal 2010, the Company incurred pre-tax expense of €27. In fiscal 2009, members of the Managing Board and employees of Siemens AG and participating Siemens companies could purchase a limited number of Siemens shares at a preferential price. Up to a stipulated date in the first quarter of the fiscal year, employees were allowed to order the shares, which were issued in the second quarter of the fiscal year. In fiscal 2009, the Company incurred pre-tax expense of €42, based on a preferential share price of €22 per share and a grant-date fair value of the equity instrument of €25.56 per share.

Fair value is determined as the market price of Siemens shares less the present value of expected dividends as investment shares of the Base Share Program do not carry dividend rights until they are issued in the second quarter, less the share price paid by the participating employee.

The previous employee share purchase program was superseded by the Base Share Program in fiscal 2009. In fiscal 2008, under the previous program, the Company incurred pre-tax compensation expense of €27, based on a preferential share price of €69.19 per share and a grant-date fair value of €37.20. Shares purchased in fiscal 2008, under the employee share purchase program were not eligible for matching shares under the Share Matching Plan.

b)	Share Matching Plan

In the first quarter of fiscal 2010, Siemens issued a new Share Matching Plan (Share Matching Plan 2010). In contrast to the Share Matching Plan 2009 (described below), the Share Matching Plan 2010 is restricted to senior managers only. Senior managers of Siemens AG and participating Siemens companies may invest a certain amount of their compensation in Siemens shares. While for the Share Matching Plan 2009, the price of the investment shares was fixed at the resolution date, for the Share Matching Plan 2010 the shares are purchased at the market price at a predetermined date in the second quarter. Up to the stipulated grant-dates in the first quarter of each fiscal year, senior managers have to decide on their investment amount for which investment shares are purchased. The investment shares are then issued in the second quarter of the fiscal year. In exchange, plan participants receive the right to one free share (matching share) for every three investment shares continuously held over a period of three years (vesting period) provided the plan participant has been continuously employed by Siemens AG or another Siemens company until the end of the vesting period. During the vesting period, matching shares are not entitled to dividends. The right to receive matching shares forfeits if the underlying investment shares are transferred, sold, pledged or otherwise encumbered. The Managing Board and the Supervisory Board of the Company will decide, each fiscal year, whether a new Share Matching Plan will be issued. The fair value at grant date of investment shares resulting from the Share Matching Plan 2010 is €— as the investment shares are offered at market price.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

In the first quarter of fiscal 2009, the Company introduced the Share Matching Plan 2009 to members of the Managing Board and to employees of Siemens AG and participating Siemens companies. Plan participants could invest a certain percentage of their compensation in Siemens shares at a predetermined price set at the resolution date (investment shares). In exchange, plan participants receive the right to one free share (matching share) for every three investment shares continuously held over a period of three years (vesting period) provided the plan participant has been continuously employed by Siemens AG or another Siemens company until the end of the vesting period. Up to the stipulated grant-dates in the first quarter of fiscal year 2009 employees could order the investment shares, which were issued in the second quarter of the fiscal year. During the vesting period, matching shares are not entitled to dividends. The right to receive matching shares forfeits if the underlying investment shares are transferred, sold, pledged or otherwise encumbered. Investment Shares resulting from the Share Matching Plan 2009 are measured at fair value at grant-date, which is determined as the market price of Siemens shares less the present value of expected dividends as investment shares do not carry dividend rights until they are issued in the second quarter, less the share price paid by the participating employee. Depending on the grant-date being either November 30, 2008 or December 17, 2008, the fair values amount to €3.47 and €5.56, respectively, per instrument. The weighted average grant-date fair value amounts to €5.39 per instrument, based on the number of instruments granted.

c)	Monthly Investment Plan

In the first quarter of fiscal 2010, the Company introduced the Monthly Investment Plan as a further component of the Share Matching Plan. The Monthly Investment Plan is available for employees—other than senior managers—of Siemens AG and participating Siemens companies. Plan participants may invest a certain percentage of their compensation in Siemens shares on a monthly basis. The Managing Board of the Company will decide annually, whether shares acquired under the Monthly Investment Plan (investment shares) may be transferred to the Share Matching Plan the following year. If management decides that shares acquired under the Monthly Investment Plan are transferred to the Share Matching Plan, plan participants will receive the right to one free share (matching share) for every three investment shares continuously held over a period of three years (vesting period) provided the plan participant had been continuously employed by Siemens AG or another Siemens company until the end of the vesting period. Up to the stipulated grant-dates in the first quarter of each fiscal year, employees may decide their participation in the Monthly Investment Plan and consequently the Share Matching Plan. The Managing Board will decide, each fiscal year, whether a new Monthly Investment Plan will be issued.

d)	Resulting Matching Shares

	Year ended	Year ended
	September 30, 2010	September 30, 2009
	Matching Shares	Matching Shares

Outstanding, beginning of period	1,266,444	—
Granted(1)	446,324	1,324,596
Forfeited	(59,414)	(40,637)
Settled	(38,625)	(17,515)

Outstanding, end of period	1,614,729	1,266,444

(1)	Thereof 6,837 and 25,962 to the Managing Board in fiscal 2010 and 2009.

Fair value was determined as the market price of Siemens shares less the present value of expected dividends during the vesting period as matching shares do not carry dividend rights during the vesting period. Non-vesting conditions, i.e. the condition neither to transfer, sell, pledge nor otherwise encumber the underlying shares, were

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

considered in determining the fair values. The fair value of matching shares granted on December 17, 2009, amounts to €47.18 per share. The fair values of matching shares granted amounted to €20.32 and €21.34, per share, respectively, depending on the grant date being either November 30, 2008 or December 17, 2008. In fiscal 2010 and 2009, the weighted average grant-date fair value of the resulting matching shares is €47.18 and €21.29 per share respectively, based on the number of instruments granted. Total fair value of matching shares granted in fiscal 2010 and 2009 amounted to €21 and €28, respectively.

Jubilee Share Program

In fiscal 2009, Siemens changed its jubilee benefit program, which applies to a number of Siemens companies, from cash to share-based compensation. Under the Jubilee Share Program, eligible employees are granted jubilee shares after having been continuously employed by the Company for 25 and 40 years (vesting period), respectively. Settlement of jubilee grants is in shares. Jubilee shares are measured at fair value considering biometrical factors. The fair value is determined as the market price of Siemens shares at grant date less the present value of dividends expected to be paid during the vesting period for which the employees are not entitled to. The weighted average fair value of each jubilee share granted in fiscal 2010 for the 25th and the 40th anniversary is €43.41 and €39.54 respectively, based on the number of shares granted. The weighted average fair value of each jubilee share granted adjusted by biometrical factors (considering fluctuation) is €29.40 and €26.28, respectively, in fiscal 2010. The weighted average fair value of each jubilee share granted in fiscal 2009 for the 25th and the 40th anniversary is €34.46 and €29.01, respectively, based on the number of shares granted. The weighted average fair value of each jubilee share granted adjusted by biometrical factors (considering fluctuation) is €25.18 and €20.56, respectively, in fiscal 2009.

In fiscal 2010 and 2009, 0.45 million and 4.87 million jubilee shares were granted. 0.06 million and none were transferred, 0.18 million and 0.08 million forfeited, resulting in an outstanding balance of 5.0 million and 4.8 million jubilee shares as of September 30, 2010 and 2009. Considering biometrical factors, 3.69 million and 3.52 million jubilee shares are expected to vest as of September 30, 2010 and 2009.

Stock Option Plan

2001 Siemens Stock Option Plan

At the Annual Shareholders’ Meeting on February 22, 2001, shareholders authorized Siemens AG to establish the 2001 Siemens Stock Option Plan, making available up to 55 million options. The option grants are subject to a two-year vesting period, after which they may be exercised for a period of up to three years. The exercise price is equal to 120 percent of the reference price, which corresponds to the average opening market price of Siemens AG during the five trading days preceding the date of the stock option grant. However, an option may only be exercised if the trading price of the Company’s shares reaches a performance target which is equal to the exercise price at least once during the life of the option. The terms of the plan allow the Company, at its discretion upon exercise of the option, to offer optionees settlement of the options in either newly issued shares of common stock of Siemens AG from the Conditional Capital reserved for this purpose, treasury stock or cash. The alternatives offered to optionees are determined by the Managing Board in each case as approved by the Supervisory Board. Compensation in cash shall be equal to the difference between the exercise price and the opening market price of the Company’s stock on the day of exercising the stock options.

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

Details on option exercise activity and weighted average exercise prices for the years ended September 30, 2010, 2009 and 2008 are as follows:

	Year ended				Year ended		Year ended
	September 30, 2010				September 30, 2009		September 30, 2008
			Weighted
			average	Aggregate
		Weighted	remaining	intrinsic		Weighted		Weighted
		average	contractual	value		average		average
		exercise	term	in millions		exercise		exercise
	Options	price	(years)	of €	Options	price	Options	price

Outstanding, beginning of period	2,627,742	€73.89			5,097,083	€73.60	8,606,272	€72.13
Granted	—	—			—	—	—	—
Options exercised	(687,605)	€74.59			—	—	(2,832,839)	€69.91
Options expired	(888,210)	€72.54			(2,213,111)	€73.25	(232,582)	€86.52
Options forfeited	(116,495)	€74.42			(152,015)	€73.81	(234,660)	€74.43
Options settled	—	—			(104,215)	€73.39	(209,108)	€73.64

Outstanding, end of period	935,432	€74.59	0.13	3	2,627,742	€73.89	5,097,083	€73.60

Exercisable, end of period	935,432	€74.59	0.13	3	2,627,742	€73.89	5,097,083	€73.60

As of September 30, 2009 and 2008, for Options outstanding the weighted average remaining contractual term was 0.8 years and 1.1 years, respectively; the aggregate intrinsic value amounted to €—and €—, respectively.

The following table summarizes information on stock options outstanding at September 30, 2010 and 2009:

	September 30, 2010		September 30, 2009
		Weighted average		Weighted average
	Number of Options	remaining life	Number of Options	remaining life
Exercise prices	outstanding	(years)	outstanding	(years)

€72.54	—	—	898,050	0.1
€74.59	935,432	0.1	1,729,692	1.1

Fair value information

The Company’s determination of the fair value of stock option grants is based on an option pricing model which was developed for use in estimating the fair values of options that have no vesting restrictions. Option valuation models require the input of highly subjective assumptions including the expected stock price volatility. The fair value per option outstanding as of September 30, 2010 amounts to €4.06 for grants made in fiscal 2006.

II.	Cash-settled awards

Stock appreciation rights (SARs)

Where local regulations restrict the grant of stock options in certain jurisdictions, the Company grants SARs to employees under the same conditions as the 2001 Siemens Stock Option Plan except that SARs are exercisable in cash only.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

Details on SARs activity and weighted average exercise prices are summarized in the table below:

	Year ended			Year ended		Year ended
	September 30, 2010			September 30, 2009		September 30, 2008
			Weighted		Weighted		Weighted
			average		average		average
			exercise		exercise		exercise
	SARs		price	SARs	price	SARs	price

Outstanding, beginning of period	54,945		€73.85	138,485	€73.58	198,280	€73.63
Granted	—		—	—	—	—	—
SARs exercised	—		—	—	—	(40,555)	€73.72
SARs forfeited/settled/expired	(21,500	)(1)	€72.69	(83,540)	€73.41	(19,240)	€73.79

Outstanding, end of period	33,445		€74.59	54,945	€73.85	138,485	€73.58

Exercisable, end of period	33,445		€74.59	54,945	€73.85	138,485	€73.58

(1)	Consists of 19,890 expired SARs with a weighted average exercise price of €72.54 and 1,610 settled SARs with a weighted average exercise price of €74.59 in fiscal 2010.

For purposes of determining the fair value of SARs in fiscal 2010, 2009 and 2008, the expected volatility is based on historical volatility of Siemens shares, implied volatility for traded Siemens options with similar terms and features, and certain other factors. The expected term is derived by applying the simplified method and is determined as the average of the vesting term and the contractual term. The risk-free interest rate is based on applicable governmental bonds. Changes in subjective assumptions can materially affect the fair value of the SARs.

Phantom stock

Where local regulations restrict the grants of stock awards in certain jurisdictions, the Company grants phantom stock to employees under the same conditions as the Siemens stock awards, except that grantees receive the share prices’ equivalent value in cash only at the end of the four, respectively, three year vesting period. In fiscal 2008, 24,303 phantom stock rights were granted, 6,517 phantom stock rights forfeited and 12,952 phantom stock rights were settled, resulting in a balance of 93,294 phantom stock rights as of September 30, 2008. In fiscal 2009, 159,787 phantom stock rights were granted, 18,460 were vested and transferred, 14,327 phantom stock rights forfeited and 12,604 phantom stock rights were settled, resulting in a balance of 207,690 non-vested phantom stock rights as of September 30, 2009. In fiscal 2010, 11,372 phantom stock rights were granted, 18,768 vested and were transferred 14,478 phantom stock rights forfeited and 17,476 phantom stock rights were settled, resulting in a balance of 168,340 non-vested phantom stock rights as of September 30, 2010.

35. Personnel costs

	Year ended September 30,
	2010	2009	2008

Wages and salaries	21,572	20,320	21,486
Statutory social welfare contributions and expenses for optional support payments	3,328	3,353	3,256
Expenses relating to pension plans and employee benefits	778	996	904

	25,678	24,669	25,646

Expenses relating to pension plans and employee benefits include service costs for the period. Expected return on plan assets and interest cost are included in Financial income (expense), net.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

Included in fiscal 2010, are expenses of €310 related to special remuneration for non-management employees.

The average number of employees in fiscal years 2010, 2009 and 2008 was 402,700, 413,650 and 420,800, respectively (based on continuing operations). Part-time employees are included on a proportionate basis. The employees were engaged in the following activities:

	Year ended
	September 30,
	2010	2009
	(in thousands)

Manufacturing and services	262.1	264.9
Sales and marketing	77.8	82.8
Research and development	30.1	31.8
Administration and general services	32.7	34.2

	402.7	413.7

36. Earnings per share

	Year ended September 30,
	2010	2009	2008
	(shares in thousands)

Income from continuing operations	4,112	2,457	1,859
Less: Portion attributable to non-controlling interest	(169)	(205)	(155)

Income from continuing operations attributable to shareholders of Siemens AG	3,943	2,252	1,704
Weighted average shares outstanding—basic	868,244	864,818	893,166
Effect of dilutive convertible debt securities and share-based payment	9,236	6,929	3,132

Weighted average shares outstanding—diluted	877,480	871,747	896,298
Basic earnings per share (from continuing operations)	4.54	2.60	1.91
Diluted earnings per share (from continuing operations)	4.49	2.58	1.90

The dilutive earnings per share computation does not contain weighted average shares of 1,709 thousand, 2,695 thousand and 41 thousand in fiscal 2010, 2009 and 2008, respectively, since the options’ exercise prices exceeded the average market price of ordinary shares and its inclusion would have been antidilutive in the years presented.

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

Equity Investments

Equity Investments is a reportable segment with its own management. Equity Investments contains investments accounted for under the equity method or at cost and current available-for-sale financial assets, which are not allocated to a Sector, Cross-Sector Business, SRE, Pensions or Treasury. As of September 30, 2010 and 2009, NSN, BSH and EN, see Note 4 are, among others, reported in Equity Investments. FSC, as of September 30, 2008 reported in Equity Investments, was sold in fiscal 2009.

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

Reconciliation to Consolidated Financial Statements

Reconciliation to Consolidated Financial Statements contains businesses and items not directly related to Siemens’ reportable segments:

Centrally managed portfolio activities
Beginning with the first quarter of fiscal 2010, Segment Information includes a line item for centrally managed activities generally intended for divestment or closure, which at present primarily includes the Electronics Assembly Systems business and activities remaining from the divestment of the former Communications (Com) business. Results for the new line item, Centrally managed portfolio activities, as well as for Corporate items (see below) are stated on a comparable basis.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

Siemens Real Estate (SRE)
Siemens Real Estate owns and manages a substantial part of Siemens’ real estate portfolio and offers a range of services encompassing real estate development, real estate disposal and asset management, as well as lease and services management. SRE is in the process of bundling additional corporate real estate. In fiscal 2010, assets with a carrying amount of €872 were transferred to SRE.

Corporate items and pensions
Corporate items and pensions includes corporate charges such as personnel costs for corporate headquarters, corporate projects and non-operating investments or results of corporate-related derivative activities and, since fiscal 2010, costs for carve out activities managed by corporate, which are charged to the respective segment when the disposal gain or loss is realized. Pensions includes the Company’s pension related income (expense) not allocated to the segments, SRE or Centrally managed portfolio activities.

Commencing fiscal 2011, infrastructure costs, currently reported in Corporate items, will be allocated to the segments, SRE and Centrally managed portfolio activities; costs for corporate management and corporate technology remain in Corporate items. Prior year amounts will be reported on a comparable basis.

Eliminations, Corporate Treasury and other reconciling items
Eliminations, Corporate Treasury and other reconciling items comprise consolidation of transactions within the segments, certain reconciliation and reclassification items and the activities of the Company’s Corporate Treasury. It also includes interest income and expense, such as, for example, interest not allocated to segments or Centrally managed portfolio activities (referred to as financing interest), interest related to Corporate Treasury activities or resulting consolidation and reconciliation effects on interest.

Measurement — Segments

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

Profit of the Sectors, Equity Investments, and Siemens IT Solutions and Services:

Siemens’ Managing Board is responsible for assessing the performance of the segments. The Company’s profitability measure of the Sectors, Equity Investments, and Siemens IT Solutions and Services is earnings before financing interest, certain pension costs, and income taxes (Profit) as determined by the chief operating decision maker. Profit excludes various categories of items, not allocated to the Sectors, Equity Investments, and Siemens IT Solutions and Services which Management does not regard as indicative of their performance. For fiscal 2010, Company’s management approved a special remuneration presented in Corporate items which will primarily be allocated to the Sectors in fiscal 2011. Profit represents a performance measure focused on operational success excluding the effects of capital market financing issues (for financing issues regarding Equity Investments see paragraph below). The major categories of items excluded from Profit are presented below.

Financing interest, excluded from Profit, is any interest income or expense other than interest income related to receivables from customers, from cash allocated to the Sectors, Equity Investments, and Siemens IT Solutions and Services and interest expense on payables to suppliers. Financing interest is excluded from Profit because decision-making regarding financing is typically made at the corporate level. Equity Investments include interest and impairments as well as reversals of impairments on long-term loans granted to investments reported in Equity Investments, primarily NSN.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

Similarly, decision-making regarding essential pension items is done centrally. As a consequence, Profit primarily includes amounts related to service costs of pension plans only, while all other regularly recurring pension related costs (including charges for the German pension insurance association and plan administration costs) are included in the line item Corporate items and pensions. Curtailments are a partial payback with regard to past service costs that affect Segment Profit.

Furthermore, income taxes are excluded from Profit since income tax is subject to legal structures, which typically do not correspond to the structure of the segments.

The effect of certain litigation and compliance issues is excluded from Profit, if such items are not indicative of the Sectors, Equity Investments, and Siemens IT Solutions and Services’ performance, since their related results of operations may be distorted by the amount and the irregular nature of such events. This may also be the case for items that refer to more than one reportable segment, SRE and/or Centrally managed portfolio activities or have a corporate or central character.

Profit of Equity Investments mainly comprises income (loss) from investments presented in Equity Investments, such as the share in the earnings of associates or dividends from investments not accounted for under the equity method, income (loss) from the sale of interests in investments, impairment of investments and reversals of impairments. It also includes interest and impairments as well as reversals of impairments on long-term loans granted to investments reported in Equity Investments, primarily NSN.

Profit of the segment SFS:
Profit of the segment SFS is Income before income taxes. In contrast to performance measurement principles applied to the Sectors, Equity Investments, and Siemens IT Solutions and Services, interest income and expense is an important source of revenue and expense of SFS.

Asset measurement principles:

Management determined Assets as a measure to assess capital intensity of the Sectors, Equity Investments and Siemens IT Solutions and Services (Net capital employed). Its definition corresponds to the Profit measure. It is based on Total assets of the Consolidated Statements of Financial Position, primarily excluding intragroup financing receivables, intragroup investments and tax related assets, since the corresponding positions are excluded from Profit. The remaining assets are reduced by non-interest-bearing liabilities other than tax related liabilities (e.g. trade payables) and provisions to derive Assets. Equity Investments include certain shareholder loans granted to investments reported in Equity Investments, primarily NSN. In contrast, Assets of SFS is Total assets. A reconciliation of Assets disclosed in Segment Information to Total assets in the Consolidated Statements of Financial Position is presented below.

New orders:

New orders are determined principally as estimated revenue of accepted purchase orders and order value changes and adjustments, excluding letters of intent. New orders are supplementary information, provided on a voluntary basis. It is not part of the audited Consolidated Financial Statements.

Free cash flow definition:

Segment Information discloses Free cash flow and Additions to property, plant and equipment and intangible assets. Free cash flow of the Sectors, Equity Investments, and Siemens IT Solutions and Services constitutes net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment. It excludes Financing interest as well as income tax related and certain other payments and proceeds, in accordance

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

with the Company’s Profit and Asset measurement definition. Free cash flow of Equity Investments includes interest from shareholder loans granted to investments reported in Equity Investments, primarily NSN. Pension curtailments are a partial payback with regard to past service costs that affect Segment Free cash flow. Free cash flow of SFS, a financial services business, includes related financing interest payments and proceeds; income tax payments and proceeds of SFS are excluded.

Amortization, depreciation and impairments:

Amortization, depreciation and impairments presented in Segment Information includes depreciation and impairments of property, plant and equipment, net of reversals of impairments as well as amortization and impairments of intangible assets, net of reversals of impairment. Goodwill impairment is excluded.

Measurement — Centrally managed portfolio activities and SRE

Centrally managed portfolio activities follow the measurement principles of the Sectors. SRE applies the measurement principles of SFS.

Reconciliation to Siemens’ Consolidated Financial Statements

The following table reconciles total Assets of the Sectors, Equity Investments and Cross-Sector Businesses to Total assets of Siemens’ Consolidated Statements of Financial Position:

	September, 30
	2010	2009

Assets of Sectors	22,771	24,958
Assets of Equity Investments	3,319	3,833
Assets of Cross-Sector Businesses	12,356	11,945

Total Segment Assets	38,446	40,736

Reconciliation:
Assets Centrally managed portfolio activities	(574)	(543)
Assets SRE	5,067	4,489
Assets of Corporate items and pensions	(10,447)	(7,445)
Eliminations, Corporate Treasury and other reconciling items of Segment Information:
Asset-based adjustments:
Intragroup financing receivables and investments	24,813	28,083
Tax-related assets	4,625	3,771
Liability-based adjustments:
Pension plans and similar commitments	8,464	5,938
Liabilities	41,637	38,112
Assets classified as held for disposal and associated liabilities	—	—
Eliminations, Corporate Treasury, other items	(9,204)	(18,215)

Total Eliminations, Corporate Treasury and other reconciling items of Segment Information	70,335	57,689

Total Assets in Siemens’ Consolidated Statements of Financial Position	102,827	94,926

In fiscal years 2010, 2009 and 2008, Corporate items and pensions in the column Profit includes €(1,292), €(1,343) and €(3,979) related to Corporate items, as well as €(188), €(372) and €106 related to Pensions, respectively. In fiscal 2010, Corporate items include higher personnel-related expenses, including expenses of

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

€310 related to special remuneration for non-management employees. Once allocation of the remuneration is determined in the first quarter of fiscal 2011, the expenses will be allocated primarily to the Sectors in fiscal 2011. Fiscal 2010 Corporate items also include €96 gains, net of related costs, from Siemens’ directors and officers insurance and from settlement agreements with former Managing and Supervisory Board members in conjunction with compliance matters as well as €40 gains related to the agreed recovery of funds frozen by authorities. For further information, see Note 30. Fiscal 2010 Corporate items also include carve out costs related to Siemens IT Solutions and Services.

Corporate items in fiscal 2009, comprise net expenses of €(235), due to the SG&A restructuring program and other ongoing personnel-related restructuring measures, see Note 5. In fiscal 2009, Corporate items also include fees amounting to €(95) for outside advisors engaged by the Company in connection with investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities. Pensions in fiscal 2009 includes €(106) related to our mandatory membership in the German pension insurance association Pensionssicherungsverein (PSV). Increased insurance costs are primarily caused by a large number of insolvencies of other PSV members.

In fiscal 2008, Corporate items include €1,081 expense due to the SG&A restructuring program, see Note 5, as well as €1 billion in estimated fines in connection with settlement negotiations of legal matters with authorities in Germany and the U.S., €430 in fees for outside advisors engaged in connection with investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities, see Note 30, and €390 expense for establishing the Siemens Foundation, see Note 7.

The following table reconciles Free cash flow, Additions to intangible assets and property, plant and equipment and Amortization, depreciation and impairments as disclosed in Segment Information to the corresponding consolidated amount for the Company.

							Additions to
							intangible
				Net cash provided by			assets and
				(used in)			property, plant
	Free cash flow			operating activities			and equipment			Amortization, depreciation
	(I)= (II)-(III)			(II)			(III)			and impairments
	Year ended			Year ended			Year ended			Year ended
	September 30,			September 30,			September 30,			September 30,
	2010	2009	2008	2010	2009	2008	2010	2009	2008	2010	2009	2008

Segment Information— based on continuing operations	7,111	3,786	5,739	9,447	6,246	8,738	(2,336)	(2,460)	(2,999)	2,973	2,839	3,015
Discontinued Operations	(98)	(145)	(836)	(98)	(145)	(697)	—	—	(139)	—	—	89
Goodwill Impairment	—	—	—	—	—	—	—	—	—	1,145	32	78

Siemens Consolidated Statements of Cash Flow	7,013	3,641	4,903	9,349	6,101	8,041	(2,336)	(2,460)	(3,138)	4,118	2,871	3,182

Additional Segment information

For the years ended September 30, 2010, 2009 and 2008, Profit of SFS includes interest income of €621, €642 and €549, respectively and interest expense of €282, €377 and €367, respectively.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

38.	Information about geographies

	Revenue by location of customer			Revenue by location of companies
	2010	2009	2008	2010	2009	2008

Europe, C.I.S., Africa, Middle East	41,426	43,288	44,895	45,529	47,817	49,432
Americas	20,643	20,754	20,107	20,364	20,215	19,760
Asia, Australia	13,909	12,609	12,325	10,085	8,619	8,135

Siemens	75,978	76,651	77,327	75,978	76,651	77,327

thereof Germany	11,432	11,525	12,797	19,715	20,357	21,160
thereof foreign countries	64,547	65,126	64,530	56,263	56,294	56,167
thereof U.S.	14,772	15,684	14,847	15,915	16,387	15,610

	Non-current assets
	September 30,
	2010	2009	2008

Europe, C.I.S., Africa, Middle East	16,587	16,509	16,686
Americas	13,068	13,233	13,796
Asia, Australia	2,825	2,428	2,193

Siemens	32,480	32,170	32,675

thereof Germany	7,284	7,542	7,404
thereof U.S.	11,729	11,977	12,600

Non-current assets consist of property, plant and equipment, goodwill and other intangible assets.

39. Related party transactions

Joint ventures and associates

Siemens has relationships with many joint ventures and associates in the ordinary course of business whereby Siemens buys and sells a wide variety of products and services generally on arm’s length terms. For information regarding our subsidiaries, joint ventures and associated companies in fiscal 2010, see Note 19 and Item 19: “List of subsidiaries and associated companies”. For information regarding our subsidiaries, joint ventures and associated companies in fiscal 2009, please refer to Item 19 of Form 20-F for fiscal 2009 filed with the SEC.

Sales of goods and services and other income from transactions with joint ventures and associates as well as purchases of goods and services and other expense from transactions with joint ventures and associates are as follows:

	Sales of goods and			Purchases of goods and
	services and other income			services and other expense
	Year ended			Year ended
	September 30,			September 30,
	2010	2009	2008	2010	2009	2008

Joint ventures	105	173	265	31	217	731
Associates	920	1,061	960	271	230	171

	1,025	1,234	1,225	302	447	902

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

Receivables from joint ventures and associates and liabilities to joint ventures and associates are as follows:

	Receivables		Liabilities
	September 30,		September 30,
	2010	2009	2010	2009

Joint ventures	35	25	7	13
Associates	172	129	41	73

	207	154	48	86

As of September 30, 2010, loans given to joint ventures and associates amount to €427 in total including a tranche of €250, nominal in relation to a Shareholder Loan Agreement between Siemens and NSN, bearing annual interest of 7.5 percent plus 3-months-EURIBOR due in fiscal 2013, an interest-free loan of €32 granted to NSN, as well as an interest-free loan of €13 granted to EN. As of September 30, 2009, loans given to joint ventures and associates amounted to €869 including three tranches of €250 each in relation to a Shareholder Loan Agreement between Siemens and NSN and an interest-free loan of €26. At the end of March 2010, both Siemens and Nokia converted an amount of €500 each of the Shareholder loan into preferred shares. The conversion resulted in an increase of €500 of our investment in NSN. The conversion does not result in a change to the existing shareholding ratios between Siemens and Nokia. Loans given to joint ventures amount to €4 and €5, respectively, as of September 30, 2010 and 2009. In the normal course of business the Company regularly reviews loans and receivables associated with joint ventures and associates, including NSN. In fiscal 2010 and 2009, the review resulted in net gains related to valuation allowances totaling €25 and net losses related to valuation allowances totaling €37, respectively. As of September 30, 2010 and 2009, valuation allowances amount to €35 and €47, respectively.

As of September 30, 2010 and 2009, guarantees to joint ventures and associates amount to €5,483 and €5,740, respectively, including the HERKULES obligations of €3,090 and €3,490, respectively. For information regarding the HERKULES obligations as well as for information regarding guarantees in connection with the contribution of the carrier related operations into NSN and the SEN operations into EN, see Note 29 Commitments and contingencies. As of September 30, 2010 and 2009, guarantees to joint ventures amount to €511 and €48, respectively. As of September 30, 2010 and 2009, the Company has commitments to make capital contributions of €303 and €247 to its joint ventures and associates, therein €126 and €— related to joint ventures, respectively. For further information, see Note 29 Commitments and contingencies.

Pension entities

For information regarding the funding of our principal pension plans refer to Note 24. In fiscal 2010, a liability from continuing lease involvement related to a previous sale and lease back transaction with entities controlled by the Siemens Pension-Trust e.V. was derecognized. For further information please refer to Note 6.

Related individuals

Related individuals include the members of the Managing Board and Supervisory Board.

In fiscal 2010, 2009 and 2008 members of the Managing Board received cash compensation of €24.2, €17.9 and €25.9. The fair value of stock-based compensation amounted to €10.0, €9.4 and €10.5, respectively in fiscal 2010, 2009 and 2008. In fiscal 2010, 2009 and 2008 the Company granted contributions under the BSAV to members of the Managing Board totaling €4.3, €4.5 and €15.1. Furthermore members of the Managing Board in fiscal 2010, 2009 and 2008 received termination benefits of €—, €— and €21.5, including severance payments and transitional payments.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in millions of €, except where otherwise stated and per share amounts)

Therefore in fiscal 2010, 2009 and 2008, compensation and benefits, attributable to members of the Managing Board amounted to €38.5, €31.8 and €73.0 in total, respectively.

In fiscal 2010 and 2009, expense related to share-based payment and to the Share Matching Program amounted to €8.3 and €5.2, respectively. In fiscal 2008, expense related to share-based payment was €12.0. For further information regarding the Share Matching Program, see Note 34.

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

Compensation attributable to members of the Supervisory Board comprises fixed-compensation, short-term variable compensation and long-term variable compensation. In fiscal 2010, 2009 and 2008, compensation, attributable to members of the Supervisory Board amounted to €4.0, €3.2 and €3.3 in total, therein €0.6, €0.7 and €— related to long-term variable compensation, respectively.

In fiscal 2007, a guarantee was provided by the Company for a bond issued by a bank in connection with the release from custody of a former member of our Corporate Executive Committee. In fiscal 2008, the guarantee was released.

In fiscal 2010, 2009 and 2008, no other major transactions took place between the Company and the other members of the Managing Board and the Supervisory Board.

In addition, some of the members of the Company’s Supervisory Board and Managing Board hold positions of significant responsibility with other entities. Siemens has relationships with almost all of these entities in the ordinary course of business whereby the Company buys and sells a wide variety of products and service on arm’s length terms. Dr. Josef Ackermann is the Chairman of the Management Board of Deutsche Bank AG. The Company’s transactions with Deutsche Bank AG are conducted on arm’s length basis and include securities underwriting, other investment banking services, and credit, money market and foreign exchange business as well as transaction banking services. Michael Diekmann is the Chairman of the Board of Management of Allianz SE. Our transactions with Allianz SE are conducted on arm’s length basis and include insurance business and asset management.

PART III, (CONTINUED)

ITEM 19:	EXHIBITS

Separate financial statements of Nokia Siemens Networks B.V. (NSN) required by Rule 3-09 of Regulation S-X will be filed as an amendment to this Form 20-F. We currently expect these financial statements to become available on or before June 30, 2011. Each amendment will be available through the Securities and Exchange Commission’s website at www.sec.gov shortly after its filing with the Commission.

Exhibit
Number	Description of Exhibit

1.1	English translation of the Articles of Association of Siemens Aktiengesellschaft, updated as of April 2010
2.1	The total amount of long-term debt securities authorized under any instrument does not exceed 10% of the total assets of the Company on a consolidated basis. We hereby agree to furnish to the Commission, upon its request, a copy of any instrument defining the rights of holders of long-term debt of Siemens Aktiengesellschaft or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.
8.1	List of subsidiaries and associated companies
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Chief Executive Officer pursuant to 18. U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to 18. U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft
15.2	Consent of KPMG AG Wirtschaftsprüfungsgesellschaft

III-1

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused the undersigned to sign this annual report on its behalf.

Date: December 2, 2010

Siemens Aktiengesellschaft

/s/  Peter Löscher
Peter Löscher
President and Chief Executive Officer

/s/  Joe Kaeser
Joe Kaeser
Executive Vice President and Chief Financial Officer

/s/  Dr. Klaus Patzak
Dr. Klaus Patzak
Corporate Vice President and Controller

III-2