Form 20-F
period 2011-09-30
SIEMENS AKTIENGESELLSCHAFT
filed 2011-11-30
CIK 1135644

As filed with the Securities and Exchange Commission on November 30, 2011

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)

OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 1-15174

Siemens Aktiengesellschaft

Wittelsbacherplatz 2

80333 Munich

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

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of September 30, 2011: 874,251,347 common shares, no par value.

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

Yes    ☐         No     ☑

FORWARD LOOKING STATEMENTS

This Form 20-F contains forward-looking statements and information — that is, statements related to future, not past, events. These statements may be identified by words such as “expects,” “looks forward to,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “project” or words of similar meaning. Such statements are based on the current expectations and certain assumptions of Siemens’ management, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect Siemens’ operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. In particular, Siemens is strongly affected by changes in general economic and business conditions as these directly impact its processes, customers and suppliers. This may negatively impact our revenue development and the realization of greater capacity utilization as a result of growth. Yet due to their diversity, not all of Siemens’ businesses are equally affected by changes in economic conditions; considerable differences exist in the timing and magnitude of the effects of such changes. This effect is amplified by the fact that, as a global company, Siemens is active in countries with economies that vary widely in terms of growth rate. Uncertainties arise from, among other things, the risk of customers delaying the conversion of recognized orders into revenue or cancelling recognized orders, of prices declining as a result of adverse market conditions by more than is currently anticipated by Siemens’ management or of functional costs increasing in anticipation of growth that is not realized as expected. Other factors that may cause Siemens’ results to deviate from expectations include developments in the financial markets, including fluctuations in interest and exchange rates (in particular in relation to the US$, British £ and the currencies of emerging markets such as China, India and Brazil), in commodity and equity prices, in debt prices (credit spreads) and in the value of financial assets generally. Any changes in interest rates or other assumptions used in calculating obligations for pension plans and similar commitments may impact Siemens’ defined benefit obligations and the anticipated performance of pension plan assets resulting in unexpected changes in the funded status of Siemens’ pension and other post-employment benefit plans. Any increase in market volatility, deterioration in the capital markets, decline in the conditions for the credit business, uncertainty related to the subprime, financial market and liquidity crises, including the sovereign debt crisis in the Eurozone, or fluctuations in the future financial performance of the major industries served by Siemens may have unexpected effects on Siemens’ results. Furthermore, Siemens faces risks and uncertainties in connection with: disposing of business activities, certain strategic reorientation measures, including reorganization measures relating to its segments; the performance of its equity interests and strategic alliances; the challenge of integrating major acquisitions, implementing joint ventures and other significant portfolio measures; the performance, measurement criteria and composition of its environmental portfolio; the introduction of competing products or technologies by other companies or market entries by new competitors; changing competitive dynamics (particularly in developing markets); the risk that new products or services will not be accepted by customers targeted by Siemens; changes in business strategy; the interruption of our supply chain, including the inability of third parties to deliver parts, components and services on time resulting for example from natural disasters; the outcome of pending investigations, legal proceedings and actions resulting from the findings of, or related to the subject matter of, such investigations; the potential impact of such investigations and proceedings on Siemens’ business, including its relationships with governments and other customers; the potential impact of such matters on Siemens’ financial statements, and various other factors. More detailed information about certain of the risk factors affecting Siemens is contained throughout this report and in Siemens’ other filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens neither intends to, nor assumes any obligation to, update or revise these forward-looking statements in light of developments which differ from those anticipated.

In this Form 20-F, references to “we,” “us,” “our,” “Company,” “Siemens” or “Siemens AG” are to Siemens Aktiengesellschaft and, unless the context otherwise requires, to its consolidated subsidiaries. Throughout this Form 20-F, whenever a reference is made to our Company’s website, such reference does not incorporate information from the website by reference into this annual report.

Due to rounding, numbers presented throughout this Form 20-F may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

i

[THIS PAGE INTENTIONALLY LEFT BLANK]

PART I

ITEM 1:	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2:	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3:	KEY INFORMATION

SELECTED CONSOLIDATED FINANCIAL AND STATISTICAL DATA

We present below our selected financial data as of and for each of the years in the five-year period ended September 30, 2011. We derived the selected financial data for each of the years in the five-year period ended September 30, 2011 from our audited annual Consolidated Financial Statements, including the Notes thereto. All the data should be read in conjunction with, and are qualified in their entirety by reference to, the Consolidated Financial Statements and the Notes thereto presented elsewhere in this document.

We prepare our Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS), as adopted by the European Union (EU). The financial statements are also in accordance with IFRS as issued by the International Accounting Standards Board (IASB). Certain pronouncements have been adopted early, see Item 18: Financial Statements—Notes to Consolidated Financial Statements.

	Year ended September 30,
Income statement data	2011(1)	2010(1)	2009(1)	2008(1)	2007(1)
	(in millions of €, except per share data)
Revenue	73,515	68,978	70,053	69,577	64,238
Income from continuing operations before income taxes	9,242	5,974	4,035	2,440	4,390
Income from continuing operations	7,011	4,262	2,533	1,574	3,431
Income (loss) from discontinued operations, net of income taxes	(690)	(194)	(36)	4,312	607
Net income	6,321	4,068	2,497	5,886	4,038

Basic earnings per share
Income from continuing operations	7.82	4.72	2.70	1.60	3.61
Income (loss) from discontinued operations	(0.78)	(0.23)	(0.05)	4.81	0.63
Net income	7.04	4.49	2.65	6.41	4.24
Diluted earnings per share
Income from continuing operations	7.73	4.67	2.67	1.60	3.49
Income (loss) from discontinued operations	(0.77)	(0.23)	(0.04)	4.79	0.61
Net income	6.96	4.44	2.63	6.39	4.10

	September 30,
Balance sheet data	2011	2010	2009	2008	2007
	(in millions of €)
Total assets	104,243	102,827	94,926	94,463	91,555
Long-term debt	14,280	17,497	18,940	14,260	9,860
Total equity	32,156	29,096	27,287	27,380	29,627
Common stock	2,743	2,743	2,743	2,743	2,743

(1)	Under IFRS, the historical results of OSRAM and the former segments Siemens IT Solutions and Services, Communications and Siemens VDO Automotive are reported as discontinued operations in the Company’s Consolidated Statements of Income for all periods presented and the assets and liabilities were classified on the Consolidated Statements of Financial Position as held for disposal. For further information see Item 18: Financial Statements—Notes to Consolidated Financial Statements.

The number of shares outstanding at September 30, 2011, 2010, 2009, 2008 and 2007 was 874,251,347; 869,837,005; 866,425,760; 861,557,756 and 914,203,038, respectively.

DIVIDENDS

The following table sets forth in € and in US$ the dividend paid per share for the years ended September 30, 2007, 2008, 2009, 2010 and the proposed dividend per share for the year ended September 30, 2011. Owners of our shares who are United States residents should be aware that they will be subject to German withholding tax on dividends received. See Item 10: Additional information—Taxation.

	Dividend paid per share
Year ended September 30,	€		US$
2007	1.60		2.36
2008	1.60		2.11
2009	1.60		2.25
2010	2.70		3.68
2011	3.00	(1)	—

(1)	Proposed by the Managing Board and the Supervisory Board; to be approved by the shareholders at the Annual Shareholders’ Meeting on January 24, 2012.

EXCHANGE RATE INFORMATION

We publish our Consolidated Financial Statements in euros. As used in this document, “euro” or “€” means the single unified currency that was introduced in the Federal Republic of Germany on January 1, 1999. “US dollar,” “US$,” “USD” or “$” means the lawful currency of the United States of America. The currency translations made in the case of dividends we have paid have been made at the noon buying rate at the date of the Annual Shareholders’ Meeting at which the dividends were approved. As used in this document, the term “noon buying rate” refers to the rate of exchange for €, expressed in US$ per €, as announced by the Federal Reserve Bank of New York for customs purposes as the rate in The City of New York for cable transfers in foreign currencies.

In order that you may ascertain how the trends in our financial results might have appeared had they been expressed in US$, the table below shows the average noon buying rates in The City of New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York for US$ per € for our fiscal years. The average is computed using the noon buying rate on the last business day of each month during the period indicated.

Fiscal year ended September 30,	Average
2007	1.3420
2008	1.5067
2009	1.3556
2010	1.3539
2011	1.3988

The following table shows the noon buying rates for € in US$ for the last six months and for November 2011 up to and including November 18, 2011.

2011	High	Low
May	1.4875	1.4015
June	1.4675	1.4155
July	1.4508	1.4014
August	1.4510	1.4158
September	1.4283	1.3446
October	1.4172	1.3281
November (through November 18)	1.3803	1.3505

On November 18, 2011, the noon buying rate was US$1.3521 per €1.00.

Our shares are traded on the Frankfurt Stock Exchange in €. Fluctuations in the exchange rate between the € and the US$ will affect the US$ equivalent of the € price of the shares on the Frankfurt Stock Exchange and, as a result, are likely to affect the market price of the American Depositary Shares (ADS) on the New York Stock Exchange. We will declare any cash dividends in € and exchange rate fluctuations will affect the US$ amounts received by holders of ADSs on conversion of cash dividends on the shares represented by the ADSs.

RISK FACTORS

Our business, financial condition (including effects on assets, liabilities and cash flows), and results of operations could suffer material adverse effects due to any of the risks described below. While we have described below all the risks that we consider material, those risks are not the only ones we face. Additional risks not known to us or that we currently consider immaterial may also impair our business operations.

STRATEGIC

We operate in highly competitive markets, which are subject to price pressures and rapid changes:    The worldwide markets for our products and solutions are highly competitive in terms of pricing, product and service quality, development and introduction time, customer service and financing terms. In many of our businesses, we face downward price pressure and we are or could be exposed to market downturns or slower growth, which may increase in times of declining investment activities and consumer demand. We face strong competitors, some of which are larger and may have greater resources in a given business area, as well as competitors from emerging markets, which may have a better cost structure. Some industries in which we operate are undergoing consolidation, which may result in stronger competition and a change in our relative market position. Certain competitors might be more effective and faster in capturing available market opportunities, which in turn may negatively impact our market share. These factors alone or in combination may negatively impact our business, financial condition, and results of operations.

Our business is affected by the uncertainties of economic and political conditions, particularly in the current macroeconomic environment, which is characterized by continuing crisis in financial markets and the potential threat of a global economic downturn:    Our business environment is influenced by conditions in the domestic and global economies. Although the macroeconomic environment showed further overall improvement in the first half of fiscal 2011, the development of certain economic indicators as well as the recent turbulences in the financial markets in the second half of fiscal 2011, primarily as a result of the ongoing sovereign debt crisis in the Eurozone, still indicate a highly volatile macroeconomic environment. Future macroeconomic development is dependent upon the evolution of a number of global and local factors such as the crisis in the credit markets, economic crises arising from sovereign debt overruns, and government budget consolidation measures related thereto, including in the U.S., Italy, Greece and other European countries, reduced levels of capital expenditures, declining consumer and business confidence, increasing unemployment in certain countries, fluctuating commodity prices, bankruptcies, natural disasters, political crises and other challenges affecting the speed of sustainable macroeconomic growth.

In light of the latest economic developments, the high degree of unemployment in certain countries, the level of public debt in the U.S., as well as in Italy, Greece and other European countries, uncertainties with respect to the stability of the Chinese economy, and the potential impact of budget consolidation measures by governments around the world, the bases for our expectations relating to the overall economic situation and specific conditions in markets relevant to us are subject to considerable uncertainties. In general, due to the significant proportion of long-cycle businesses in our Sectors and the importance of long-term contracts for Siemens, there is usually a time lag between the development of macroeconomic conditions and their impact on our financial results. Important exceptions include our short-cycle businesses in the Industry Sector, particularly those in industrial automation and drives technologies, which are highly sensitive to volatility in market demand. If the macroeconomic environment deteriorates and if we are not successful in adapting our production and cost structure to subsequent changes to conditions in the markets, in which we operate, there can be no assurance that we will not experience adverse effects that may be material to our business, financial condition, results of operations and our ability to access capital. For example, it may become more difficult for our customers to obtain financing and as a result they may modify, delay or cancel plans to purchase our products and services or to execute transactions. Furthermore, prices may decline as a result of adverse market conditions to a greater extent than currently anticipated. In addition, contracted payment terms, especially regarding the level of advance payments by our customers relating to long-term projects, may become less favorable, which could negatively impact our cash flows. Additionally, if customers are not successful in generating sufficient revenue or securing access to the capital markets, they may not be able to pay, or may delay payment of, the amounts they owe us, which may adversely affect our business, financial condition and results of operations.

Numerous other factors, such as fluctuations of energy and raw material prices, as well as global political conflicts, including those in the Middle East, North Africa and other regions, continue to impact macroeconomic parameters and the international capital and credit markets. The uncertainty of economic and political conditions can have a material adverse impact on our business, financial condition and results of operations and can also make our budgeting and forecasting more difficult.

Our business is affected by a variety of market conditions and regulation. For example, our Energy Sector is exposed to the development of global demand for energy and is considerably affected by regulations related to energy and environmental policies. Our Healthcare Sector, in turn, is dependent on developments and regulations in healthcare systems around the world, particularly in the important U.S. healthcare market. Our Industry Sector is vulnerable to unfavorable market conditions in certain segments of the automotive, manufacturing and construction industries. Our new Infrastructure & Cities Sector focuses mainly on business with public authorities around the world and is thus vulnerable to restrictions in public budgets.

Our businesses must keep pace with technological changes and develop new products and services to remain competitive:    The markets in which our businesses operate experience rapid and significant changes due to the introduction of innovative technologies. To meet our customers’ needs in these areas, we must continuously design new, and update existing products and services, and invest in, and develop new technologies. Introducing new products and technologies requires a significant commitment to research and development, which in return requires expenditure of considerable financial resources that may not always result in success. Our sales and profitability may suffer if we invest in technologies that do not operate, or may not be integrated, as expected or that are not accepted in the marketplace as anticipated, or if our products or systems are not introduced to the market in a timely manner, in particular, compared to our competitors, or become obsolete. Furthermore, in some of our markets, the need to develop and introduce new products rapidly in order to capture available opportunities may lead to quality problems. Our operating results depend to a significant extent on our ability to anticipate and adapt to changes in markets and to reduce the costs of producing high-quality, new and existing products. Any inability to do so could have a material adverse effect on our business, financial condition and results of operations.

Our business, financial condition and results of operations may be adversely affected by continued strategic reorientations and cost-cutting initiatives:    We are in a continuous process of strategic reorientation and constantly engage in cost-cutting initiatives, including in connection with ongoing capacity adjustment measures and structural initiatives. Capacity adjustments through consolidation of business activities and manufacturing facilities, and the streamlining of product portfolios are also part of these cost reduction efforts. These measures may negatively impact our business, financial condition and results of operations. Any future contribution of these measures to our profitability will be influenced by the actual savings achieved and by our ability to sustain these ongoing efforts.

Our business, financial condition and results of operations may be adversely affected by portfolio measures:    Our strategy includes divesting activities in some business areas and strengthening others through portfolio measures, including mergers and acquisitions.

With respect to dispositions, we may not be able to divest some of our activities as planned, and the divestitures we do carry out could have a negative impact on our business, financial condition, results of operations and, potentially, our reputation. For example, after having previously announced plans to list our subsidiary OSRAM AG in the fall of 2011, we announced in September 2011 that, in view of the highly volatile environment on the capital markets and possible effects on the industry, OSRAM AG is to be listed at a later date.

Mergers and acquisitions are inherently risky because of difficulties that may arise when integrating people, operations, technologies and products. There can be no assurance that any of the businesses we acquire can be integrated successfully and as timely as originally planned or that they will perform well once integrated. In addition, we may incur significant acquisition, administrative and other costs in connection with these transactions, including costs related to integration of acquired businesses. Furthermore, portfolio measures may result in additional financing needs and adversely affect our financial leverage and our debt-to-equity ratio. Acquisitions may also lead to substantial increases in intangible assets, including goodwill. Our balance sheet reflects a significant amount of intangible assets, including goodwill. Among our businesses, the largest amount of goodwill is allocated to the Diagnostics Division and the Imaging & Therapy Division of the Healthcare Sector, and the Industry Automation Division of the Industry Sector. In fiscal 2010, the annual test for impairment of goodwill of the Diagnostics Division within the Healthcare Sector was performed as of September 30, 2010. As a result, in the Diagnostics Division of the Healthcare Sector an impairment of €1,145 million was recognized to reduce the carrying amount of goodwill. For further information see Item 18: Financial Statements—Notes to Consolidated Financial Statements. If we were to encounter continuing adverse business developments including negative effects on our revenues, profits or on cash, or adverse effects from an increase in the weighted average cost of capital (WACC) or from foreign exchange rate developments, or if we were otherwise to perform worse than expected at acquisition, then these intangible assets, including goodwill, might have to be written down, which could materially and adversely affect our results of operations. The likelihood of such adverse business developments increases in times of difficult or uncertain macroeconomic conditions.

We may be adversely affected by our equity interests and strategic alliances:    Our strategy includes strengthening our business interests through joint ventures, associated companies and strategic alliances. Certain of our investments are accounted for using the equity method, including, among others, Nokia Siemens Networks B.V. (NSN), Enterprise Networks Holdings B.V. (EN) and BSH Bosch und Siemens Hausgeräte GmbH (BSH). Any factors negatively influencing the profitability of our equity investments, including negative effects on revenues, profits or on cash, could have an adverse effect on our equity pick-up related to these equity interests or may result in a write-down of these investments. In addition, our business, financial condition and results of operations could also be adversely affected in connection with loans, guarantees or non-compliance with financial covenants related to these equity investments. Furthermore, such investments are inherently risky as we may not be able to sufficiently influence corporate governance processes or business decisions taken by our equity investments and strategic alliances that may have a negative effect on our business. In addition, joint ventures bear the risk of difficulties that may arise when integrating people, operations, technologies and products. Strategic alliances may also pose risks for us because we compete in some business areas with companies with which we have strategic alliances.

OPERATIONS

We are dependent upon hiring and retaining highly qualified management and technical personnel:     Competition for highly qualified management and technical personnel remains intense in the industries and regions in which our business operates. In many of our business areas, we intend to expand our business activities, for which we will need highly skilled employees. Our future success depends in part on our continued ability to hire, assimilate and retain engineers and other qualified personnel. There can be no assurance that we will continue to be successful in attracting and retaining all the highly qualified employees and key personnel needed in the future, including in appropriate geographic locations, and any inability to do so could have a material adverse effect on our business.

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

Furthermore, failures on the part of service providers we employ, such as in the area of IT infrastructure, may have an adverse effect on our processes and operations and our ability to meet our commitments to customers or increase our operating costs. Any operational failures or quality issues could have a material adverse effect on our business, financial condition and results of operations.

We may face interruption of our supply chain, including the inability of third parties to deliver parts, components and services on time, and we may be subject to rising raw material prices:    Our financial performance depends in part on reliable and effective supply chain management for components, sub-assemblies and other materials. Capacity constraints and supply shortages resulting from ineffective supply chain management may lead to delays and additional cost. We rely on third parties to supply us with parts, components and services. Using third parties to manufacture, assemble and test our products reduces our control over manufacturing yields, quality assurance, product delivery schedules and costs. The third parties that supply us with parts and components also have other customers and may not have sufficient capacity to meet all of their customers’ needs, including ours, during periods of excess demand. Component supply delays can affect the performance of our Sectors. Although we work closely with our suppliers to avoid supply-related problems, there can be no assurance that we will not encounter supply problems in the future or that we will be able to replace a supplier that is not able to meet our demand. This risk is particularly evident in businesses with a very limited number of suppliers. Shortages and delays could materially harm our business. Unanticipated increases in the price of components due to market shortages or other reasons could also adversely affect the performance of our Sectors. Furthermore, we may be exposed to the risk of delays and interruptions of the supply chain as a consequence of natural disasters, such as those which occurred in Japan in fiscal 2011, in case we are unable to identify alternative sources of supply in a timely manner or at all. A general shortage of materials, components or sub-components as a result of natural disasters also bears the risk of unforeseeable fluctuations in prices and demand, which might adversely affect our results of operations.

Our Sectors purchase raw materials including so-called rare-earth metals, copper, steel, aluminum and oil, which exposes them to fluctuations in energy and raw material prices. In recent times, commodities have been subject to volatile markets, and such volatility is expected to continue. If we are not able to compensate for our increased costs or pass them on to customers, price increases could have a material adverse impact on our financial results. In contrast, in times of falling commodity prices, we may not fully profit from such price decreases as we attempt to reduce the risk of rising commodity prices by several means, such as long-term contracting or physical and financial hedging. In addition to price pressure that we may face from our customers expecting to benefit from falling commodity prices or adverse market conditions, this could also adversely affect our business, financial condition and results of operations.

Our business, financial condition and results of operations may be adversely affected by cost overruns or additional payment obligations related to the management of our long-term, fixed price or turnkey projects:    We perform a portion of our business, especially large projects, under long-term contracts that are awarded on a competitive bidding basis. Some of these contracts are inherently risky because we may assume substantially all of the risks associated with completing the project and the post-completion warranty obligations. For example, we face the risk that we must satisfy technical requirements of a project even though we may not have gained experience with those requirements before we win the project. The profit margins realized on fixed-priced contracts may vary from original estimates as a result of changes in costs and productivity over their term. We sometimes bear the risk of unanticipated project modifications, shortage of key personnel, quality problems, financial difficulties of our customers, cost overruns or contractual penalties caused by unexpected technological problems, unforeseen developments at the project sites, performance problems with our suppliers, subcontractors and consortium partners or other logistical difficulties. Certain of our multi-year contracts also contain demanding installation and maintenance requirements, in addition to other performance criteria relating to timing, unit cost requirements and compliance with government regulations, which, if not satisfied, could subject us to substantial contractual penalties, damages, non-payment and contract termination. There can be no assurance that contracts and projects, in particular those with long-term duration and fixed-price calculation, can be completed profitably. For additional information, see Item 18: Financial Statements—Notes to Consolidated Financial Statements.

Increased IT security threats and higher levels of professionalism in computer crime could pose a risk to our systems, networks, products, solutions and services as well as to those of our service providers:    Our business portfolio includes a broad array of systems, networks, products, solutions and services across our Sectors that rely on digital technologies. We observe a global increase in IT security threats and higher levels of professionalism in computer crime, which pose a risk to the security of systems and networks and the confidentiality, availability and integrity of data. We attempt to mitigate these risks by employing a number of measures, including employee training, comprehensive monitoring of our networks and systems, and maintenance of backup and protective systems such as firewalls and virus scanners. To the extent we employ service providers, such as in the area of IT infrastructure, we have contractual arrangements in place in order to ensure that these risks are reduced in a similar manner. Nonetheless, our systems, networks, products, solutions and services, as well as those of our service providers remain potentially vulnerable to attacks. Depending on their nature and scope, such attacks could potentially lead to the leakage of confidential information, improper use of our systems and networks, manipulation and destruction of data, defective products, production downtimes and supply shortages, which in turn could adversely affect our reputation, competitiveness, business, financial condition and results of operations.

FINANCIAL

We are exposed to currency risks and interest rate risks:    We are exposed to fluctuations in exchange rates, especially between the U.S. dollar and the euro, because a high percentage of our business volume is conducted in the U.S. and as exports from Europe. In addition, we are exposed to currency effects involving the currencies of emerging markets such as China, India and Brazil. As a result, a strong euro in relation to the U.S. dollar and other currencies can have a material impact on our revenues and results. Certain currency risks as well as interest rate risks are hedged on a Company-wide basis using derivative financial instruments. Depending on the development of foreign currency exchange rates, our hedging activities can have significant effects on our cash flow. Our Sectors and SFS engage in currency hedging activities which sometimes do not qualify for hedge accounting. In addition, our Corporate Treasury has interest rate hedging activities which also do not qualify for hedge accounting, and are subject to changes in interest rates. Accordingly, exchange rate and interest rate fluctuations may influence our results and lead to earnings volatility. A strengthening of the euro (particularly against the U.S. dollar) may change our competitive position, as many of our competitors may benefit from having a substantial portion of their costs based in weaker currencies, enabling them to offer their products at lower prices.

We are exposed to volatile credit spreads:    Regarding our Corporate Treasury activities, widening credit spreads due to uncertainty and risk aversion in the financial markets might lead to changing fair market values of our existing trade receivables and derivative financial instruments. In addition, we also see a risk of increasing refinancing costs if the Eurozone sovereign debt crisis with its ongoing significant impact on global financial markets, and the European financial sector in particular, continues or even worsens. Any such development could also further increase the costs for buying protection on credit risks due to a potential increase of counterparty risks.

Our future financing via Corporate Treasury may be affected by the uncertainty of economic conditions and the development of capital and financial markets, in particular:    Our Corporate Treasury is responsible for the financing of the Company. Negative developments in the foreign exchange, money or capital markets, such as limited availability of funds (particularly U.S. dollar funds), may increase our overall cost of funding. The worldwide financial market crisis triggered by Lehman’s bankruptcy as well as the ongoing Eurozone sovereign debt crisis continue to have an impact on global capital markets. These developments and the resulting higher risk awareness of investors and governments, in particular, may lead to further regulation of the financial sector and the use of financial instruments, could influence our future possibilities of obtaining debt financing, and may significantly increase credit spreads. Regarding our Corporate Treasury activities, deteriorating credit quality and/or default of counterparties may adversely affect our financial conditions and results of operations.

Downgrades of our ratings could increase our cost of capital and could negatively affect our businesses:    Our business, financial condition and results of operations are influenced significantly by the actual and expected performance of the Sectors and SFS, as well as the Company’s portfolio measures. An actual or expected negative development of our results of operations or cash flows or an increase in our net debt position could result in the deterioration of our credit rating. Downgrades by rating agencies could increase our cost of capital, may reduce our potential investor base and may negatively affect our businesses.

Our financing activities subject us to various risks, including credit, interest rate and foreign exchange risk:    We provide our customers with various forms of direct and indirect financing in connection with large projects. We also finance a large number of customer orders, for example, the leasing of medical equipment, mainly through SFS. SFS also incurs credit risk by financing third-party equipment or by taking direct or indirect participations in financings, such as syndicated loans. In part, we take a security interest in the assets we finance or we receive additional collateral. Our business, financial conditions and results of operations may be adversely affected if the credit quality of our customers deteriorates or if they default on their payment obligation to us, if the value of the assets in which we have taken a security interest or additional collateral declines, if interest rates or foreign exchange rates fluctuate, or if the projects in which we invest are unsuccessful. Potential adverse changes in economic conditions could cause a further decline in the fair market values of assets, derivative instruments as well as collateral, resulting in losses which could have a negative effect on our business, financial condition and results of operations.

Our financial condition and results of operations may be adversely affected by several parameters influencing the funded status of our pension benefit plans:    The funded status of our pension plans may be affected by an increase or decrease in the defined benefit obligation (DBO), as well as by an increase or decrease in the value of plan assets. Pensions are accounted for in accordance with actuarial valuations, which rely on statistical and other factors in order to anticipate future events. These factors include key pension plan valuation assumptions such as the discount rate, expected rate of return on plan assets, rate of future compensation increases and pension progression. Actual developments may differ from assumptions due to changing market and economic conditions, thereby resulting in an increase or decrease in the DBO. Significant movements in financial markets or a change in the portfolio mix of invested assets can result in corresponding increases or decreases in the value of plan assets, particularly equity securities, or in a change of the expected rate of return on plan assets. Also, changes in pension plan assumptions can affect net periodic pension cost. For example, a change in discount rates or in the expected return on plan assets assumptions may result in changes in the net periodic benefit cost in the following financial year. In order to comply with local pension regulations in selected foreign countries, we may face a risk of increasing cash outflows to reduce an underfunding of our pension plans in these countries, if any. At the end of fiscal 2011, the combined funded status of Siemens’ pension benefit plans showed an underfunding of €6.5 billion, compared to an underfunding of €7.4 billion at the end of fiscal 2010. The underfunding at the end of fiscal 2011 included approximately €0.3 billion related to OSRAM. Further, the combined funded status of Siemens’ other post-employment benefit plans showed an underfunding of €0.8 billion at the end of fiscal 2011, compared to an underfunding of €0.8 billion at the end of the prior fiscal year. For further information, see Item 5: Operating and financial review and prospects—Critical accounting estimates and Item 18: Financial Statements—Notes to Consolidated Financial Statements.

COMPLIANCE

We are subject to regulatory risks associated with our international operations:    Protectionist trade policies and changes in the political and regulatory environment in the markets in which we operate, such as foreign exchange import and export controls, tariffs and other trade barriers and price or exchange controls, could affect our business in several national markets, impact our sales and profitability and make the repatriation of profits difficult, and may expose us to penalties, sanctions and reputational damage. In addition, the uncertainty of the legal environment in some regions could limit our ability to enforce our rights. For example, as a globally operating organization, we conduct business with customers in countries that are subject to export control regulations, embargoes, sanctions or other forms of trade restrictions imposed by the U.S., the European Union or other countries or organizations. Business with customers in Iran has recently become subject to significant further regulation under Resolution 1929 (2010) of the Security Council of the United Nations, the U.S.

Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010 enacted on July 1, 2010 (CISADA), including implementing measures thereto on federal and state level, as well as the Council Regulation (EU) No. 961/2010 of October 25, 2010 on a tightening of the sanctions regime against Iran, extended by Council Implementing Regulation (EU) No. 503/2011 of May 23, 2011. Even though we have decided, as a general rule, as described in more detail in Item 4: Information on the Company—Overview not to enter into new contracts with customers in Iran, we may still conduct certain business activities and provide products and services to customers in Iran under limited circumstances in accordance with the detailed policies implementing this general rule. New or tightened export control regulations, sanctions, embargos or other forms of trade restrictions imposed on Iran or on other sanctioned countries in which we do business may result in a curtailment of our existing business in such countries and in an adaptation of our policies. In addition, the termination of our activities in Iran or other sanctioned countries may expose us to customer claims and other actions. We are continuously evaluating the potential impact, if any, of the above-referenced Iran legislation or any amendments thereto on, among other things, pre-existing contractual obligations in our Energy Sector’s business in Iran.

We expect that sales to emerging markets will continue to account for an increasing portion of our total revenue, as our business naturally evolves and as developing nations and regions around the world increase their demand for our offering. Emerging market operations involve various risks, including civil unrest, health concerns, cultural differences such as employment and business practices, volatility in gross domestic product, economic and governmental instability, the potential for nationalization of private assets and the imposition of exchange controls. The Asian markets, in particular, are important for our long-term growth strategy, and our sizeable operations in China are influenced by a legal system that is still developing and is subject to change. Our growth strategy could be limited by governments supporting local industries. Our Sectors, particularly those that derive their revenue from large projects, could be adversely affected if future demand, prices and gross domestic product in the markets in which those Sectors operate do not develop as favorably as expected. If any of these risks or similar risks associated with our international operations were to materialize, our business, financial condition and results of operations could be materially adversely affected.

Current and future investigations regarding allegations of public corruption and other illegal acts could have a material adverse effect on the development of future business opportunities, our net assets, financial condition and results of operations, the price of our shares and American depository shares (ADS) and our reputation:    We engage in a substantial amount of business with governments and government-owned enterprises around the world. We also participate in a number of projects funded by government agencies and intergovernmental and supranational organizations such as multilateral development banks. If we are found to have been engaged in public corruption and other illegal acts, such activities may impair our ability to do business with these or other organizations. Starting in 2006, public prosecutors and other government authorities in certain jurisdictions around the world investigated allegations of corruption at a number of our former business groups and regional companies. Our evaluation of the allegations led our management to identify a material weakness in our internal controls over financial reporting as of September 30, 2006 and 2007. We were able to settle most of the governmental cases, including proceedings initiated by the Munich public prosecutor, the U.S. Department of Justice and the U.S. Securities and Exchange Commission. In connection with these settlements and other legal proceedings in Germany, we paid a total of €1.2 billion to authorities in the U.S. and Germany in fiscal 2008 and fiscal 2009. In addition, we engaged a compliance monitor to evaluate and report, for a period of up to four years, on the Company’s progress in implementing and operating its new compliance program.

A number of governmental investigations are pending and additional investigations may be launched from time to time by governmental authorities around the world. Based on our past experience, there is also a risk of ongoing investigations being expanded. Corruption and related proceedings may lead to criminal and civil fines as well as penalties, sanctions, injunctions against future conduct, profit disgorgements, disqualifications from directly and indirectly engaging in certain types of business, the loss of business licenses or permits or other restrictions. Accordingly, we may be required to record material provisions to cover potential liabilities arising in connection with such investigations and proceedings, including potential tax penalties. Moreover, any findings related to public corruption that are not covered by the settlements described above may endanger these, further monitors could be appointed to review future business practices and we may otherwise be required to further modify our business practices and our compliance program.

Our involvement in ongoing and potential future corruption proceedings could damage our reputation and have an adverse impact on our ability to compete for business from public and private sector customers around the world. If we or our subsidiaries are found to have engaged in certain illegal acts or not to have taken effective steps to address allegations or findings of corruption in our business, this may impair our ability to participate in business with governments or intergovernmental organizations and may result in our formal exclusion from such business. Even if we are not formally excluded from participating in government business, government agencies or intergovernmental or supranational organizations may informally exclude us from tendering for or participating in certain contracts. For example, legislation of member states of the European Union could in certain cases result in our mandatory or discretionary exclusion from public contracts in case of a conviction for bribery and certain other offences or for other reasons. As described in more detail in Item 4: Information on the Company—Legal proceedings, we or our subsidiaries have in the past been excluded or currently are excluded from some contracting, including with governments, development banks and multilateral financial institutions, as a result of findings of corruption or other misconduct. Ongoing or potential future investigations into allegations of corruption could also impair existing relationships with, and our ability to acquire new, private sector business partners. For instance, such investigations may adversely affect our ability to pursue potentially important strategic projects and transactions, such as strategic alliances, joint ventures or other business combinations, or could result in the cancellation of certain of our existing contracts and the commencement of significant third-party litigation, including by our competitors.

In addition, developments in ongoing and potential future investigations, such as responding to the requests of governmental authorities and cooperating with them, could divert management’s attention and resources from other issues facing our business. The materialization of any of these risks could have a material adverse effect on the development of future business opportunities, our net assets, financial condition and results of operations, the price of our shares and ADS and on our reputation.

Our business could suffer as a result of current or future litigation:    We are subject to numerous risks relating to legal, governmental and regulatory proceedings to which we are currently a party or to which we may become a party in the future. We routinely become subject to legal, governmental and regulatory investigations and proceedings involving, among other things, requests for arbitration, allegations of improper delivery of goods or services, product liability, product defects, quality problems, intellectual property infringement, non-compliance with tax regulations and/or alleged or suspected violations of applicable laws. In addition, we may face further claims in connection with the circumstances that led to the corruption proceedings described above. For additional information with respect to specific proceedings, see Item 4: Information on the Company—Legal proceedings. There can be no assurance that the results of these or any other proceedings will not materially harm our business, reputation or brand. Moreover, even if we ultimately prevail on the merits in any such proceedings, we may have to incur substantial legal fees and other costs defending ourselves against the underlying allegations. We record a provision for legal risks when (1) we have a present obligation as a result of a past event; (2) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and (3) a reliable estimate can be made of the amount of the obligation. In addition, we maintain liability insurance for certain legal risks at levels our management believes are appropriate and consistent with industry practice. Our insurance policy, however, does not protect us against reputational damage. Moreover, we may incur losses relating to legal proceedings beyond the limits, or outside the coverage, of such insurance. Finally, there can be no assurance that we will be able to maintain adequate insurance coverage on commercially reasonable terms in the future. Each of these risks may have a material adverse effect on our business, financial condition and results of operations, and our provisions for legal proceedings-related losses may not be sufficient to cover our ultimate losses or expenditures.

Examinations by tax authorities and changes in tax regulations could adversely affect our business, financial condition and results of operations:    We operate in around 190 countries and therefore are subject to different tax regulations. Changes in tax law could result in higher tax expense and payments. Furthermore, legislative changes could materially impact our tax receivables and liabilities as well as deferred tax assets and deferred tax liabilities. In addition, the uncertain tax environment in some regions could limit our ability to enforce our rights. As a globally operating organization, we conduct business in countries subject to complex tax rules, which may be interpreted in different ways. Future interpretations or developments of tax regimes may affect our tax liability, return on investments and business operations. We are regularly examined by tax authorities in various jurisdictions.

We are subject to environmental and other government regulations:    Some of the industries in which we operate are highly regulated. Current and future environmental and other government regulations or changes thereto may require us to change the way we run our operations and could result in significant increases in our operating or product costs. In addition, while we have procedures in place to ensure compliance with applicable governmental regulations in the conduct of our business operations, it cannot be excluded that violations of applicable governmental regulations may occur either by us or by third parties that we contract with, including suppliers or service providers, whose activities may be attributed to us. Any such violations expose us to the risk of liability, reputational damage or loss of licenses or permits that are important to our business operations. In particular, we could also face liability for damage or remediation for environmental contamination at the facilities we design or operate. For example, we are required to bear environmental clean-up costs mainly related to remediation and environmental protection liabilities which have been accrued based on the estimated costs of decommissioning facilities for the production of uranium and mixed-oxide fuel elements in Hanau, Germany, as well as a nuclear research and service center in Karlstein, Germany. For further information, see Item 4: Information on the Company—Environmental matters and Item 18: Financial Statements—Notes to Consolidated Financial Statements. We establish provisions for environmental risks when (1) we have a present obligation as a result of a past event; (2) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and (3) a reliable estimate can be made of the amount of the obligation. With regard to certain environmental risks, we maintain liability insurance at levels that our management believes are appropriate and consistent with industry practice. We may incur environmental losses beyond the limits, or outside the coverage, of such insurance, and such losses may have a material adverse effect on our business, financial condition and results of our operations. In addition, our provisions for environmental liabilities may not be sufficient to cover our ultimate losses or expenditures resulting therefrom.

ITEM 4:	INFORMATION ON THE COMPANY

OVERVIEW

Siemens traces its origins to 1847. Beginning with advances in telegraph technology, the Company quickly expanded its product line and geographic scope and was already a multi-national business by the end of the 19th century. The Company formed a partnership under the name Siemens & Halske in 1847, reorganized as a limited partnership in 1889 and as a stock corporation in 1897. The Company moved its headquarters from Berlin to Munich in 1949, and assumed its current name as Siemens Aktiengesellschaft, a stock corporation under the Federal laws of Germany, in 1966. The address of our principal executive offices is Wittelsbacherplatz 2, 80333 Munich, Germany; telephone number +49 (89) 636 00.

During fiscal 2011, Siemens employed an average of 350,500 people on a continuing basis and operated in around 190 countries worldwide. In fiscal 2011, we had revenue of €73.515 billion. Our balanced business portfolio is based on leadership in electronics and electrical engineering. Following our strategy to benefit from global megatrends, we initiated a change in the organizational structure of our Sectors during fiscal 2011, which became effective October 1, 2011. Beginning with fiscal 2012, we formed a fourth Sector, Infrastructure & Cities, in addition to our existing three Sectors Industry, Energy and Healthcare, in order to benefit from the growth of urban centers. Financial reporting for fiscal 2011 continued to be based on the organizational structure effective until September 30, 2011. For further information, see Item 4: Information on the company—Description of business—Infrastructure & Cities. We will combine the expertise in our four Sectors with a commitment to original research and development (R&D) to build strong global market positions. The Industry Sector’s portfolio ranges from industry automation and drives products and services to system integration and solutions for plant business. The Energy Sector offers a wide spectrum of products, services and solutions for the generation and transmission of power and for the extraction, conversion and transport of oil and gas. The new Sector Infrastructure & Cities bundles capabilities of the Industry Sector in the area of building and mobility solutions and services and of the Energy Sector in the area of power distribution, including Smart Grid applications. The Healthcare Sector develops, manufactures and markets diagnostic and therapeutic systems, devices and consumables, as well as information technology systems for clinical and administrative purposes. Besides these activities, Financial Services (SFS) supports Sector activities as a business partner while continuing to build up its own business with external customers. The segment Equity Investments comprises equity stakes held by Siemens that are either accounted for by the equity method, at cost or as current available-for-sale financial assets and are not allocated to a Sector, SFS, Centrally managed portfolio activities, Siemens Real Estate (SRE), Corporate items or Corporate Treasury for strategic reasons. Our businesses operate under a range of regional and economic conditions. In internationally-oriented long-cycle industries, for example, customers have multi-year planning and implementation horizons that tend to be independent of short-term economic trends. Our activities in these areas include primarily the Energy Sector and the mobility solutions business within the Infrastructure & Cities Sector, which until the end of fiscal 2011 was part of the Industry Sector. The Healthcare Sector’s business activities are relatively unaffected by short-term economic trends but are dependent on regulatory and policy developments around the world. In fields with more industry-specific cycles, customers tend to have shorter horizons for their spending decisions and greater sensitivity to current economic conditions. Our activities in these areas include automation and parts of drives operations within the Industry Sector. Our businesses, especially the Healthcare Sector, are also substantially influenced by technological change and the rate of acceptance of new technologies.

As a globally-operating organization, we also conduct business with customers in Iran, Syria and Cuba. The U.S. Department of State designates these countries as state sponsors of terrorism and subjects them to export controls. Our activities with customers in these states are insignificant relative to our size (less than 1% of our revenue in fiscal 2011) and do not, in our view, represent either individually or in aggregate a material investment risk. We actively employ systems and procedures for compliance with applicable export control programs, including those in the United States, the European Union and Germany.

As previously disclosed, we have decided that, subject to the exceptions outlined below, we will not enter into new contracts with customers in Iran. Accordingly, we have issued group-wide policies that establish the details of our general decision. Under these policies, Siemens shall not tender further bids for direct deliveries to customers in Iran. Furthermore, indirect deliveries from Siemens to Iran via external third parties, including companies in which Siemens holds a minority stake, are generally prohibited unless an exception is specifically approved under certain circumstances. Notwithstanding the foregoing, products and services for humanitarian purposes, including the products and services supplied by our Healthcare Sector, and products and services required to service the installed base (e.g. spare parts and maintenance and assembly services) may still be provided under the policies. Finally, pre-existing commitments to customers in Iran may be honored, i.e. legally binding obligations resulting from agreements that existed, or bids that were submitted, before the aforementioned policies were announced and adopted. Although, over time, we expect our business activities in Iran to decline as a result of the implementation of the policies described above and the related reduction of the number of new contracts, the actual development of our revenues will largely depend on the timing and scope of customer requests to fulfill pre-existing commitments. For additional information, see Item  3: Key information—Risk factors.

STRATEGY

GLOBAL MEGATRENDS

Global megatrends are long-term developments that are expected to have an impact on all humanity. We at Siemens view demographic change, urbanization, climate change and globalization as megatrends that we anticipate will drive global demand in coming decades. We have therefore aligned our strategy and business activities with these developments, including most recently by implementing our new Sector structure with effect from October 1, 2011. In our Energy, Healthcare and Industry Sectors and the new Infrastructure & Cities Sector we are developing pioneering products and solutions which we believe are capable of dealing with the most significant challenges of our time. These include contributing to improved healthcare for a growing and aging population, helping to save our climate and resources through sustainable energy generation, and shaping urban infrastructures in an energy-efficient and, thus, environmentally-friendly way.

Demographic change includes two major trends: the world’s population continues to grow rapidly and to get older. It is estimated that by the year 2050 the world’s population will reach nine billion, compared to approximately seven billion today. By then, life expectancy is expected to be at a global average of 76 years, compared to 68 years today and 46 years in 1950. This will challenge the ability of future healthcare systems to make affordable healthcare available to everyone. Siemens provides innovative medical solutions that can help to reduce healthcare costs, while at the same time improving the quality of healthcare, through preventive care and early diagnosis of disease—two essential requirements for living longer, healthier lives.

Urbanization refers to the growing number of large, densely-populated cities around the world. This includes both established metropolitan centers in industrialized nations and fast-rising urban centers in emerging economies. In 2009, for the first time in human history, more than 50% of the world’s population lived in urban areas. This percentage is expected to rise to about 70% by 2050, coinciding with rapid overall population growth as mentioned above. Accordingly, there is strong demand for sustainable and energy-efficient infrastructures for buildings, transportation systems, and energy and water supply. We believe that Siemens’ wide-ranging portfolio is well-suited for improving the quality of life in cities. We believe that our products and solutions for manufacturing, urban transit, building construction, power distribution and hospitals, among other things, can help to advance mobility, security and an adequate supply of life’s basic requirements while at the same time reducing their burden on the environment.

Climate change is a fact. The average global surface temperature increased by 0.76°C between 1850 and the beginning of the 21st century. If carbon dioxide emissions continue to rise at the same rate, temperature increases of 1.8°C (lowest emission scenario) to 4°C (highest emission scenario) are forecast for the end of the 21st century, which would have far-reaching consequences for civilization and our entire biosphere. The reduction of greenhouse gas emissions is vital to avoiding increasingly drastic effects on our ecosystem. There is a strong need for innovative technologies to increase efficiency and reduce the emissions related to energy generation and consumption. Siemens is a leader in climate protection technologies, including but not limited to increasing the efficiency of power generation from fossil fuels; generating energy from renewable sources such as wind and solar; increasing the efficiency and performance of electrical grids; increasing the energy efficiency of transportation solutions and industrial processes; reducing the energy needs of buildings; and reducing emissions from all of the above.

Globalization refers to the increasing integration of the world’s economies, politics, culture and other areas of life. Between 1950 and 2007, the volume of global trade expanded at an average annual rate of 6.2%. The number of multinational enterprises rose globally from around 10,000 in 1968/69 to more than 80,000 in 2008. Globalization leads to increased competitive pressure and demand for economical, timely-to-market, high-quality products and solutions. With our offerings, we aim to increase our customers’ productivity by facilitating process and energy efficiency improvements and the flow of goods. In addition, we believe that our presence in around 190 countries puts us in an excellent position to benefit from above-average growth in emerging markets.

STRATEGY OF THE SIEMENS GROUP

Our vision is to be a pioneer in

•	energy efficiency,

•	industrial productivity,

•	affordable and personalized healthcare, and

•	intelligent infrastructure solutions.

This vision is reflected in our company strategy, which guides us in turning our vision into reality. Above all, we are aiming to be a market and technology leader in our businesses, based on our corporate values—to be responsible, excellent and innovative. We believe that this approach will position us to achieve sustainable, profitable growth and to outpace our competitors. As an integrated technology company, we intend to profit from the megatrends described above.

Our strategy comprises what we call our three strategic directions:

•	focusing on innovation-driven growth markets,

•	getting closer to our customers, and

•	using the power of Siemens.

One Siemens is our framework for sustainable value creation, with a financial target system for capital-efficient growth and the goal of continuous improvement relative to the market and our competitors.

We will measure our performance against our competitors. Our goal and our aspiration is to consistently outperform our competitors and to set standards for leadership—with respect to financial performance as well as operational strength. The financial target system of One Siemens defines financial key performance indicators for revenue growth, for capital efficiency and profitability, and for the optimization of our capital structure. In addition, we set hurdle rates that generally need to be considered before acquisitions are executed. Further, we defined an indicator targeted at an attractive dividend policy. We believe that these indicators will play a key role in driving the value of our Company. For further information, see Item 5: Operating and financial review and prospects—Business and operating environment—Financial performance measures.

To achieve our goal of sustainably enhancing the value of Siemens and of exploiting the full potential of our integrated technology company, we have defined three concrete focus areas along each of the three strategic directions set forth above, which we aim to address in the years ahead. In the strategic direction of focusing on innovation-driven growth markets, our first focus area is to be a pioneer in technology-driven markets. We intend to concentrate on innovation- and technology-driven markets that will form the basis of Siemens’ core business in the future, for example, by providing intelligent and sustainable infrastructure solutions for the world’s cities. Our second focus area is to strengthen our portfolio. We are actively and systematically managing our portfolio with the principal aim of achieving or maintaining a no. 1 or no. 2 position in our current and future markets. To provide a leading environmental portfolio is our third focus area: Not only does our Environmental Portfolio enhance our Company’s revenue, it also makes a significant contribution to climate protection. Within our One Siemens framework we have set ourselves the target in fiscal 2010 to exceed €40 billion in revenue from the Environmental Portfolio by the end of fiscal 2014. We continue to strive for that goal, although due to the planned public offering of OSRAM AG, it will be more challenging to achieve it.

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

SEGMENT STRATEGIES

The following overview of the strategies of our segments takes into account the new Sector structure that became effective as of October 1, 2011. All Sectors share the common target established in our One Siemens framework: to grow faster than our competitors without compromising profitability in order to reach or maintain a leading position in their respective markets.

Our Energy Sector covers the entire energy landscape, comprising large power plants, distributed generation, transmission networks and energy storage. As an integrated technology organization with a thorough understanding of local markets around the globe, the Sector offers a comprehensive portfolio of products, solutions and services. They help our customers to provide reliable and affordable electric power, while becoming more efficient in energy consumption and in reducing their environmental impact. The Energy Sector occupies a leading position in its industry in terms of technology and continues to set industry standards.

Our Healthcare Sector strives to be the pioneer in affordable and personalized healthcare. We aim to generate high returns by helping our customers to gain efficiencies in healthcare delivery—a key imperative to meet globally increasing demand for healthcare in constrained budget environments. We drive innovation across our portfolio to meet tomorrow’s clinical and financial demands of our customers and to continuously improve our cost position. We push operational excellence in our various businesses, and tap into new growth opportunities in healthcare, characterized by closer integration between diagnostics and therapy and by increasing demand from emerging markets. The Sector’s integrated approach combines medical imaging and therapy systems, laboratory diagnostics and healthcare IT systems to address the entire medical treatment chain—from prevention and early detection to diagnosis, therapy and aftercare.

Our Industry Sector is one of the world’s leading suppliers of productivity, flexibility and efficiency offerings for industrial enterprises. The Sector aims to make its customers’ technological processes, such as production or engineering, more competitive over the entire lifecycle of their technology investments. The Sector’s innovative and environmentally friendly products, systems, services and solutions are designed specifically to increase the productivity and flexibility of its customers and to help them to make more efficient use of resources and energy. Our Industry Sector relies on common Siemens technology platforms, such as Totally Integrated Automation, or TIA. The Sector provides vertical market offerings based on its close relationships with customers and in-depth knowledge of their business challenges—an approach that differentiates the Industry Sector from its competitors.

Our new Infrastructure & Cities Sector bundles various technologies and businesses under one roof in order to offer cities and infrastructure customers innovative and sustainable solutions. The business portfolio includes transportation, logistics, building and smart grid technologies to improve energy efficiency, infrastructure productivity and quality of life. Cities are among our most important customers, representing an area where we foresee strong growth. Sustainable urban infrastructures are just as important for rapidly growing megacities as they are for large and medium-sized cities all over the world. As an integrated technology organization, our Infrastructure & Cities Sector builds on a large portfolio of green infrastructure technologies to meet the needs of its customers.

Financial Services (SFS) has three strategic cornerstones: supporting Siemens’ business activities by providing financing solutions to customers of the Sectors, generating profit through financing activities within Siemens’ domains, and managing the financial risks of Siemens. SFS combines financing expertise with asset know-how in the Siemens domains.

PORTFOLIO ACTIVITIES

Since fiscal 2009, we have completed the following transactions to optimize our business portfolio for sustainable profitability and growth:

ACQUISITIONS

•	At the beginning of July 2011, OSRAM completed the acquisition of 100% of Siteco Lighting GmbH, a developer, designer and manufacturer of professional lighting fixtures;

•	Siemens increased its stake in its publicly listed Indian subsidiary Siemens Ltd. from about 55% to 75%. The transaction was completed at the end of April 2011;

•	Acquisition of various other entities in fiscal 2011, which were neither material individually nor in aggregate;

•	At the beginning of November 2009, the Sector Energy’s Renewable Division completed the acquisition of 100% of Solel Solar Systems Ltd., a solar thermal power technology company;

•	Acquisition of various other entities in fiscal 2010, which were neither material individually nor in aggregate; and

•	Acquisition of various entities in fiscal 2009, which were neither material individually nor in aggregate.

DISPOSITIONS AND DISCONTINUED OPERATIONS

DISPOSITIONS

•

In July 2011, Siemens signed an agreement to sell its 25% stake in OAO Power Machines, held by the Energy Sector, and classified it as held for disposal; the closing of the transaction is expected in fiscal 2012;

•

In March 2011, Siemens completed the sale of its 34% stake in the joint venture Areva NP S.A.S., held by the Energy Sector, to Areva S.A. following the receipt of the expert opinion on the fair market value and the payment from Areva S.A.;

•	The sale of the 49% stake in Krauss-Maffei Wegmann GmbH & Co. KG, held by the Segment Equity Investments, was completed in January 2011;

•	At the beginning of January 2011, Siemens closed the disposal of its Electronics Assembly Systems business, which was reported in Centrally managed portfolio activities, to ASM Pacific Technology Ltd;

•

In December 2010, Siemens completed the transfer of its 19.8% stake in GIG Holding GmbH (owner of all shares of Gigaset Communications GmbH) to ARQUES Industries AG; 80.2% of the Siemens Home and Office Communication Devices Business, reported in Centrally managed portfolio activities, had already been transferred in October 2008;

•	At the end of December 2009, the Sector Healthcare sold its 25% minority stake in Dräger Medical AG & Co. KG to the majority shareholder Drägerwerk AG & Co. KGaA;

•	At the beginning of November 2009, the Sector Industry’s Mobility Division sold its Airfield Solutions Business; and

•	The sale of Siemens’ 50% stake in Fujitsu Siemens Computers (Holding) BV (FSC), held by the segment Equity Investments, closed at the beginning of April 2009.

DISCONTINUED OPERATIONS

•

At the end of March 2011, Siemens announced that it plans to publicly list its subsidiary OSRAM AG (formerly OSRAM GmbH). Following the announcement, Siemens classified OSRAM as held for disposal and as discontinued operations. Siemens intends to retain a minority stake in OSRAM AG and to remain a long-term anchor shareholder; and

•

In December 2010, Siemens and Atos S.A. (AtoS) signed an option agreement which granted AtoS the right to acquire Siemens IT Solutions and Services. This option was exercised by AtoS in February 2011 and Siemens classified Siemens IT Solutions and Services as held for disposal and as discontinued operations. On July 1, 2011, the transaction closed following the relevant antitrust approvals and the approval by AtoS shareholders.

For a detailed discussion of our acquisitions, dispositions and discontinued operations, see Item 18: Financial Statements—Notes to Consolidated Financial Statements.

DESCRIPTION OF BUSINESS

Our financial reporting as of September 30, 2011 comprised five reportable segments. These segments consisted of:

•

three Sectors, Industry, Energy and Healthcare, which were reported along with eleven Divisions which comprise the Divisions Industry Automation, Drive Technologies, Building Technologies, Industry Solutions and Mobility, belonging to the Industry Sector, the Divisions Fossil Power Generation, Renewable Energy, Oil & Gas, Power Transmission and Power Distribution, belonging to the Energy Sector and the Division Diagnostics, belonging to the Healthcare Sector,

•	Equity Investments and

•	Financial Services (SFS).

The following figure shows Siemens’ segment reporting structure for the periods covered by this annual report:

During fiscal 2011, we initiated a change in the organizational structure of our Sectors which became effective as of October 1, 2011. Beginning with fiscal 2012, we formed a fourth Sector, Infrastructure & Cities, in order to benefit from the growth of urban centers. The new Sector comprises the activities of the Industry Sector’s Divisions Building Technologies and Mobility and the Energy Sector’s Division Power Distribution including Smart Grid applications. For further information on the new Sector, see Item 4: Information on the company—Description of business—Infrastructure & Cities. Financial reporting for fiscal 2011 continued to be based on the organizational structure effective until September 30, 2011.

INDUSTRY

In fiscal 2011, the Industry Sector offered a complete spectrum of products, services and solutions for the efficient use of resources and energy and improvements of productivity in industry and infrastructure. Its integrated technologies and holistic solutions addressed primarily industrial customers, such as process and manufacturing industries, and infrastructure customers, especially in the areas of transport, buildings and water utilities. The portfolio spanned industry automation and drives products and services, system integration and solutions for industrial plant businesses and building and mobility solutions and services.

The following table provides key financial data concerning the Industry Sector.

Year ended September 30, 2011
Total revenue	€32.941 billion
External revenue	€31.635 billion
External revenue as percentage of Siemens revenue	43.03%
Sector profit	€3.618 billion

The following chart provides a geographic breakdown of the Industry Sector’s external revenue in fiscal 2011.

The Industry Sector originally consisted of six Divisions: Industry Automation, Drive Technologies, Building Technologies, Industry Solutions, Mobility and OSRAM. OSRAM was classified as discontinued operations at the end of the second quarter of 2011 and is reported as discontinued operations for all periods presented herein.

During fiscal 2011, Siemens announced a change in reportable segments involving the introduction of a new Sector, Infrastructure & Cities, with effect from October 1, 2011. In connection with this reorganization, two of the Industry Sector’s Divisions, Building Technologies and Mobility, are transferred to the new Infrastructure & Cities Sector and their business activities integrated in a different Division structure. For further information on the new Sector see Item 4: Information on the company—Description of business—Infrastructure & Cities. The Industry Solutions Division was dissolved and its business activities divided up among the Industry Automation Division, the Drive Technologies Division and a new sector-led Business Unit Metals Technologies. In addition, a new Customer Services Division was formed, which bundles all service activities of the Industry Sector. Financial results relating to the Customer Services Division are reflected in the Industry Automation and Drive Technologies Divisions as well as in the Metals Technologies Business Unit and are therefore not reported separately. Accordingly, as of fiscal 2012, the Industry Sector consists of the three Divisions Industry Automation, Drive Technologies and Customer Services as well as the Metals Technologies Business Unit. The Sector focuses solely on industrial customers, supporting them with products, systems, solutions and services that aim to improve their competitiveness.

The following description of the Industry Sector’s business is based on the five Divisions Industry Automation, Drive Technologies, Building Technologies, Industry Solutions and Mobility, which were in place until the end of fiscal 2011.

The Industry Automation Division offers automation systems such as programmable logic controllers and process control systems, sensors such as process instrumentation and analytics, and industrial software such as product lifecycle management and manufacturing execution systems software. The Division’s portfolio ranges from standard products and systems for the manufacturing, processing and construction industries to solutions for entire industrial vertical markets, including automation solutions for entire automobile production facilities and chemical plants. The water business and certain plant solution and service business activities of the Industry Solutions Division were integrated into the Industry Automation Division with effect from October 1, 2011.

The Drive Technologies Division offers integrated technologies that cover a wide range of drive applications with electrical components such as standard motors and drives for conveyor belts, pumps and compressors, heavy duty motors and drives for rolling steel mills, compressors for oil and gas pipelines and mechanical components such as gears for wind turbines and cement mills. Drive Technologies offers products such as automation systems and services for production machinery and machine tools. The Division’s portfolio includes standard products as well as industry-specific control and drive solutions for wind power, metal forming, printing and electronic manufacturing as well as solutions for manufacturers of glass, wood, plastic, ceramic, textile and packaging equipment and crane systems. In fiscal 2011, the Division released first prototypes of motors and inverters for e-Cars. Certain business activities of the Industry Solutions Division, especially with regard to plant solutions and services in the mining, pulp and paper, marine and cement industries, were integrated into the Drive Technologies Division with effect from October 1, 2011.

The Building Technologies Division offers products, services and solutions for commercial, industrial, public and residential buildings, including building automation, comfort, building safety and security, low-voltage switchgear such as circuit protection and distribution products, and building operations. In addition, the Division offers energy solutions, aiming to improve a building’s energy cost, reliability and performance while minimizing its impact on the environment. The Division’s broad range of offerings includes heating and ventilation controls, security systems and devices such as intruder detection, video surveillance and building access control, fire safety solutions such as fire detection, protection alarm systems and non-water based fire extinguishing, and electrical installation equipment for buildings such as low-voltage switchgear, sockets and circuit breakers. In connection with the establishment of the new Sector Infrastructure & Cities with effect from October 1, 2011, the Building Technologies Division was transferred to the new Sector and its business activities integrated into a different Division structure.

The Industry Solutions Division is Siemens’ systems integrator and solutions provider for industrial plant businesses, covering planning, construction, operation and maintenance over a plant’s entire lifecycle. With its water processing and raw material processing systems, the Division helps to increase the productivity and competitiveness of enterprises in various industries and to meet the need for environmentally compatible solutions. Its processes and systems are applied in the iron and steel production, pulp and paper, cement, marine and mining industries. We also offer equipment for the treatment of potable water and wastewater such as membranes and lab water/high purity water systems, treatment and outsourcing solutions for industrial wastewater, electrical and automation solutions for municipal wastewater and water transport as well as water treatment services. The Industry Solutions Division was dissolved and its business activities divided up among the Industry Automation Division, the Drive Technologies Division and a new sector-led Business Unit, Metals Technologies with effect from October 1, 2011.

The Mobility Division’s goal is to network distinct transportation systems with one another to move people and goods efficiently. The Division combines Siemens’ products, solutions and services in operating systems for rail transportation such as central control systems, interlockings and automated train controls, for road traffic including traffic detection, information and guidance, for airport logistics including cargo tracking and baggage handling, for postal automation including letter parcel sorting, and for rail electrification, as well as rail vehicles for mass transit, regional, long-distance transportation, and locomotives. In connection with the establishment of the new Sector Infrastructure & Cities with effect from October 1, 2011, the Mobility Division was transferred to the new Sector and its business activities integrated into a different Division structure.

The Industry Sector’s principal customers are industrial, infrastructure and governmental customers in a broad range of markets, including construction and real estate, transportation and logistics, metals and mining, machinery, utilities and automotive. The Sector is active globally, including in emerging markets, especially those in the Asia-Pacific region, which management believes have significant growth potential. Apart from the Siemens Brand, the Sector markets some parts of its portfolio under different brand names (such as Flender for gears or Winergy for wind turbine components), depending on geography and technology.

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

The large size of some of the Sector’s projects (especially in the Mobility Division and in parts of the Industry Solutions and Building Technologies Divisions) occasionally exposes it to risks related to technical performance or specific customers or countries. In the past, the Sector has experienced significant losses on individual projects in connection with such risks. For additional information on these risks, see Item 3: Key information—Risk factors.

The Sector has manufacturing locations worldwide, especially throughout North and South America, Western and Eastern Europe, and Asia, allowing it to stay close to its major customers and keep shipping charges low. In recent years, material costs have been negatively affected by significant price increases for metals, energy and other raw materials. The Sector continues to work on reducing the use of hazardous materials (e.g., lead) and to replace them in its products and processes. Sustainable products, such as coking coal free iron production processes (COREX), energy efficient motors and energy management play a major role in its innovation strategy.

Average product lifetimes in the Sector’s product businesses tend to be short (typically ranging from one to five years from introduction) and are even shorter where software and electronics play an important role. The lifecycles in the solutions businesses tend to be longer, as the Sector supports its customers with significant services through the whole life of their infrastructures. The timing and extent to which a Division of the Industry Sector is affected by economic cycles depends largely on the kind of business activities it conducts. Divisions where business activities tend to react very quickly to changes in the overall economic environment include Industry Automation and those business activities of Drive Technologies that serve customers in the manufacturing industries. Divisions where business activities are generally impacted later by the changes in the overall economic environment include Building Technologies, Industry Solutions and those business activities of Drive Technologies that serve customers in process industries as well as in the energy and infrastructure sector. The development of markets served by our Mobility Division is primarily driven by public spending. Customers of our Mobility Division usually have multi-year planning and implementation horizons. Our Mobility Division therefore tends to be independent of short-term economic trends.

No single competitor has a broad business portfolio similar to that of the Industry Sector. The Sector’s principal competitors with broad portfolios are multinational companies such as ABB, Alstom, Bombardier, Emerson, General Electric (GE), Honeywell, Johnson Controls, Philips, Schneider Electric and Tyco. In the industries in which the Sector is active consolidation is occurring on several levels. In particular, suppliers of automation solutions have supplemented their activities with actuator or sensor technology, while suppliers of components and products have supplemented their portfolio with complementary products for their sales channels.

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

ENERGY

In fiscal 2011, the Energy Sector offered a wide spectrum of products, services and solutions for the generation, transmission and distribution of power, and the extraction, conversion and transport of oil and gas. It primarily addresses the needs of energy providers, but also serves industrial companies, particularly in the oil and gas industry. The Energy Sector covers the whole energy conversion chain.

The following table provides key financial data concerning the Energy Sector.

Year ended September 30, 2011
Total revenue	€27.607 billion
External revenue	€27.285 billion
External revenue as percentage of Siemens revenue	37.11%
Sector profit	€4.141 billion

The following chart provides a geographic breakdown of the Energy Sector’s external revenue in fiscal 2011.

In fiscal 2011, the Energy Sector consisted of the following six Divisions: Fossil Power Generation, Renewable Energy, Oil & Gas, Energy Service, Power Transmission and Power Distribution. With effect from October 1, 2011, the Renewable Energy Division was split into the Wind Power Division and the Solar & Hydro Division. In addition, the business activities of the Power Distribution Division were transferred to the new Sector Infrastructure & Cities and integrated into two Divisions of the new Sector. For further information on the new Sector see Item 4: Information on the company—Description of business—Infrastructure & Cities. Accordingly, as of fiscal 2012, the Energy Sector comprises the following six Divisions: Fossil Power Generation; Oil & Gas; Wind Power; Solar & Hydro; Power Transmission and Energy Service.

The following description of the Energy Sector’s business is based on the Divisions, which were in place until the end of fiscal 2011.

The Fossil Power Generation Division offers high-efficiency products and solutions for fossil-based power generation. The offering extends from gas and steam turbines and generators to complete turnkey power plants. The Division concentrates on gas and steam turbines and turbo generators, including control systems, in the larger power range, with an emphasis on combined-cycle gas, steam power plants and conventional islands for nuclear power plants. It also develops solutions for instrumentation and control systems for all types of power plants and for use in power generation, including information technology solutions providing management applications from the plant to the enterprise level and is working on the development and production of systems based on emerging technologies such as integrated gasification and carbon capture and storage. In fiscal 2011, the world’s largest and most powerful gas turbine in Irsching near Ingolstadt, Germany, which was converted into a high-efficiency combined-cycle power plant, commenced commercial operations. Fossil Power Generation has stakes in other companies such as the Russian power plant supplier OAO Power Machines. During the fourth quarter of fiscal 2011, Siemens signed an agreement to sell its stake in OAO Power Machines. Closing of the transaction is expected in fiscal 2012. The Division is also represented in a number of joint ventures in China, including Shanghai Electric Power Generation Equipment in which Fossil Power Generation holds a stake of 40%. Pursuant to a put notice exercised in fiscal 2009, Siemens sold its 34% investment in Areva NP to the majority shareholder Areva S.A. for €1.620 billion in fiscal 2011. In connection with Siemens’ exit from the joint venture, an arbitral tribunal of the International Chamber of Commerce (ICC) issued a ruling on the modalities of Siemens’ exit from the joint venture Areva NP, according to which Siemens had to pay Areva liquidated damages of €0.7 billion including interest. For additional information, see Item 4: Information on the company—Legal proceedings and Item 5: Operating and Financial Review and Prospects.

The Renewable Energy Division provides solutions for the production of electricity from renewable energy sources, including wind, solar thermal energy and photovoltaic. In the rapidly growing global wind power market, the Division builds wind turbines from 2.3 megawatts to 3.6 megawatts with rotor diameters spanning 82 to 120 meters for on- and offshore applications, provides services to off- and onshore wind farms and, in coordination with other Divisions within the Energy Sector ensures the efficient linking of wind farms to power grids. In the photovoltaic industry, the Division focuses on ground-based and large roof top systems above 1 megawatt-peak. The Division provides receivers, solar fields and turnkey solutions for solar thermal power plants, partly in cooperation with the Fossil Power and the Oil & Gas Division. In addition to its participations in the wind and solar power business, Siemens holds a minority stake in a joint venture in hydropower generation, Voith Hydro Power Generation. With effect from October 1, 2011, the business activities of the Renewable Energy Division have been divided up between the two new Divisions Wind Power, and Solar & Hydro.

The Oil & Gas Division supplies highly efficient small and medium gas and steam turbines for power generation and mechanical drives as well as turbo compressors for a broad range of applications to the oil and gas industries, the petrochemical industry and the metal industry as well other industries. The Oil & Gas Division further offers a variety of automation and electrical products, systems and solutions for field, production and management levels, enterprise intelligence solutions for safe and reliable operation, planning, scheduling and life-cycle services, including feasibility studies, as well as design and performance enhancement programs. With the opening of a new subsea technology center in Trondheim, Norway, and the acquisition of the subsea specialists Bennex AS and Poseidon Group AS, Siemens is extending its portfolio towards subsea power grid solutions.

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

The Power Distribution Division combines medium-voltage components, systems and solutions, power automation solutions and products as well as services for power equipment and transmission and distribution networks. The Division supplies energy utilities and large industrial power users with equipment, systems and services used to process and distribute power via a distribution grid to the low voltage grid and the end user, respectively. Metering systems measure and record the locations and amounts of power transmitted. With effect from October 1, 2011, the business activities of the Power Distribution Division were transferred to the new Sector Infrastructure & Cities and integrated into two Divisions of the new Sector.

Through the Power Transmission Division and the business activities of the Power Distribution Division, Siemens provides customers with turnkey power transmission systems and distribution substations, discrete products and equipment for integration by the Energy Sector’s and the new Infrastructure & Cities Sector’s customers into larger systems, information technology systems and consulting services relating to the design and construction of power transmission and distribution networks. These offerings include power systems control equipment and information technology systems, transformers, high-voltage products and power equipment for both alternating and direct current transmission systems; protection and substation control systems; and medium-voltage equipment, including circuit breakers and distribution switchgear systems and components.

In addition to equipment and systems, Siemens offers a growing range of services and integrated solutions for various stages in the power transmission and distribution process through the Power Transmission Division and the business activities of the Power Distribution Division. They provide analytical and consulting services, as well as equipment and systems in the power quality field that are designed to improve the availability and reliability of power transmitted by analyzing and reducing the causes of power fluctuations and failures. Power quality systems and services have become increasingly important with the growing use of sensitive computerized, electronic and other equipment requiring continuous power with very little fluctuation in voltage or frequency. As a leading international supplier of intelligent power networks, or smart grids, which use digital technology to improve power reliability, unite large, centralized generation units with small, decentralized ones and achieve cost and energy savings, Siemens through its Power Transmission Division and the offering of its Power Distribution Division is responding to and anticipating these market trends. In fiscal 2011, the Energy Sector continued to strengthen its smart grid portfolio across the entire energy conversion chain and aimed to capture a significant portion of the market, which it expects to grow in coming years due to climate change and rising energy demands as well as liberalized energy markets and economic stimulus programs. As of October 1, 2011 the Power Distribution Division’s business activities were transferred to the new Sector Infrastructure & Cities. This transfer includes the company project Smart Grid Applications as well as the global business segment Electromobility, which developed and marketed new products and applications for electromobility solutions, including the last mile to the customer.

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

The Energy Sector’s business activities vary widely in size from component delivery and comparatively small projects to turnkey contracts for the construction of new power plants with contract values of more than €0.5 billion each. The large size of some of the Sector’s projects occasionally exposes it to risks related to technical performance, a customer or a country. In the past, the Sector has experienced significant losses on individual projects in connection with such risks. For additional information about our long-term contracts, see Item 3: Key information—Risk factors. Moreover, the Sector generates an increasing proportion of its revenue from oil and gas activities and industrial customers in the developing world. While this region represents a growth market for power generation, transmission and distribution products and systems, the Sector’s activities in that region expose it to risks associated with economic, financial and political disruptions that could result in lower demand or affect customers’ abilities to pay.

The Sector’s competitors vary by Division. The Fossil Power Generation Division’s market consists of a relatively small number of companies, some with very strong positions in their domestic markets. Its principal competitors in gas turbines are GE, ALSTOM Power and Mitsubishi Heavy Industries, whereas its main competitors in steam turbines are ALSTOM Power, Bharat Heavy Electricals Limited, Toshiba and General Electric. In China, manufacturers are mainly focused on their large home market, but have recently begun to transform from local to international suppliers. The Division aims to participate in this growth through a Chinese joint venture. Korean engineering and procurement companies offer a large product and solutions range and establish themselves as one-stop-shops which offer customer solutions out of one hand. In instrumentation and controls, ABB and Emerson are the Division’s principal competitors. The principal competitors in the growing wind turbine market served by the Renewable Energy Division are Vestas, General Electric, Gamesa, Enercon, Goldwind, Sinovel and Suzlon. Within the solar thermal energy market and the solar field business, the Division’s main competitors are Abengoa, Sener and Solar Millenium. Schott Solar is a key competitor for products as a producer of receivers. In the photovoltaic business, where Siemens focuses on large scale power plant engineering, procurement and construction (EPC), which is highly fragmented, competitors include Sunpower, First Solar, Suntech, Belectric, Phoenix Solar, ABB, GE and Schneider. The Oil & Gas Division faces a mix of competitors, some with strong global market positions and some with a solid regional focus playing a key role; the Division is further seeing the expansion of some competitors from their home countries, as they seek to develop a global presence. Its principal competitors vary by product; in automation and electrical equipment, they are ABB and Honeywell above all, whereas in compressors and steam and gas turbines, they are General Electric, Solar, MAN Turbo and Dresser Rand. Overall, competition in the markets served by the Oil & Gas Division is characterized by a relatively small number of companies, some with a very strong position in the markets and some with a regional focus, playing key roles. The primary competitors of the Power Transmission Division and the Power Distribution Division are a small group of large, multinational companies offering a wide variety of products, systems and services. The Power Transmission Division’s key global competitors are ABB and Alstom. Further competition comes from regional and niche manufacturers, such as Toshiba, China XD, Crompton Greaves or Tebian Electric Apparatus Stock Co. International competition from manufacturers in emerging countries, such as China, India and Korea is also increasing. The Power Distribution Division holds a leading position in its markets. Its key competitors are ABB, Schneider and Areva. In addition, local competitors in certain regional markets such as China and India are also starting to develop international business and have begun to venture into export markets. Increasing international competition from local and regional competitors in low-cost countries is one of the reasons why the Power Transmission Division and the Power Distribution Divisions entered into several joint ventures in China, which is the Sector’s largest national power transmission and distribution market.

HEALTHCARE

The Healthcare Sector offers customers a comprehensive portfolio of medical solutions across the value-added chain—ranging from medical imaging to in vitro diagnostics to interventional systems and clinical information technology systems—all from a single source. In addition, the Sector provides technical maintenance, professional and consulting services, and, together with Financial Services (SFS), financing to assist customers in purchasing the Sector’s products.

The following table provides key financial data concerning the Healthcare Sector.

Year ended September 30, 2011
Total revenue	€12.517 billion
External revenue	€12.463 billion
External revenue as percentage of Siemens revenue	16.95%
Sector profit	€1.334 billion

The following chart provides a geographic breakdown of the Healthcare Sector’s external revenue in fiscal 2011.

The Healthcare Sector comprises the following three Divisions, one Operational Unit and one separate Sector-led Business Unit. In addition to the financial results for the Sector, financial results are also reported externally for the Diagnostics Division.

The Imaging & Therapy Systems Division merges the business with large-scale medical devices for diagnostic imaging and for therapy solutions. Imaging equipment includes computer tomographs, magnetic resonance imaging equipment, and positron emission tomography. Siemens is a market leader in this field. Therapy solutions mainly comprise angiography systems, linear accelerators, particle therapy systems, and minimally invasive procedures. These systems are closely linked with imaging equipment, in particular in the area of therapy planning. Under the umbrella of the new Division, Siemens intends to better leverage synergies between imaging equipment and therapy solutions and to strengthen its leading position in these markets. In the third quarter of fiscal 2011, we reevaluated the commercial feasibility of particle therapy for general patient treatment. Going forward, we will shift the focus of certain particle therapy projects primarily to research. In accordance with project accounting rules, we took project charges and reduced third-quarter revenue in the Imaging & Therapy Systems Division by the amount of revenue recognized from the projects in prior periods. For further information, see Item 5: Operating and financial review and prospects—Fiscal 2011 compared to fiscal 2010—Segment information analysis—Sectors—Healthcare.

The Clinical Products Division mainly comprises the business with ultrasound and x-ray equipment including mammography. In addition to providing innovative high-end solutions, the Clinical Products Division focuses on the development of cost-efficient, less complex equipment that meets essential customer requirements, particularly in emerging economies. The Clinical Products Division also comprises the internal supplier Components and Vacuum Technology which also provides components to the Division Imaging & Therapy Systems.

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

The Sector Operational Unit Customer Solutions manages the sales and service organization as well as the Business Unit covering hospital information systems. Audiology Solutions provides hearing aids and is a sector-led Business Unit.

The customers of the Healthcare Sector include healthcare providers such as hospital groups and individual hospitals, group and individual medical practices, reference and physician office laboratories and outpatient clinics. The Sector sells the majority of its products and services through in-house sales staff, which is now grouped in its Customer Solutions Operational Unit, supported by dedicated product specialists. In some countries, it also uses dealers, particularly for the sale of low-end products (such as low-end ultrasound and x-ray equipment). In vitro diagnostics products and services are primarily sold through the Sector’s dedicated diagnostics sales force, which is now also grouped within the Sector’s Customer Solutions Operational Unit, while in some regions dealers are used. A small portion of the Sector’s sales revenue derives from the delivery of products and components to competitors on an original equipment manufacturer (OEM) basis. The Sector’s products are serviced primarily by its own dedicated personnel.

The Healthcare Sector faces market risks in connection with ongoing health care reform efforts. In the U.S., a health care reform was enacted in the spring of 2010. In particular, an excise tax will be charged on certain medical devices. Siemens believes that this tax will mainly impact the computed tomography and magnetic resonance business.

The Healthcare Sector has research and development and OEM cooperation agreements with various companies, including Bruker and Toshiba in the field of magnetic resonance imaging, and Toshiba, Mochida, and Biosense Webster in the field of ultrasound. The Sector is also party to several joint ventures, including with Philips and Thales to manufacture flat panel detectors for medical imaging.

The Healthcare Sector’s principal competitors in medical imaging are General Electric, Philips, Toshiba, Hitachi and Hologic. Other competitors include McKesson and Cerner for healthcare information technology systems, Sonova, William Demant, GN Resound and Starkey for audiology (hearing aids), Elekta and Varian Medical for oncology care systems, and Roche, Abbott, Danaher and bioMerieux for in vitro diagnostics. The trend toward consolidation in the Sector’s industry continues. Competition among the leading companies in the field is strong, including with respect to price.

EQUITY INVESTMENTS

In general, the segment Equity Investments comprises equity stakes held by Siemens that are either accounted for by the equity method, at cost or as current available-for-sale financial assets and are not allocated to a Sector, SFS, Centrally managed portfolio activities, SRE, Corporate items or Corporate Treasury for strategic reasons.

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

In December 2010, Siemens transferred its 19.8% stake in GIG Holding GmbH, Germany, to ARQUES Industries AG.

In January 2011, Siemens closed the sale of its 49.0% stake in Krauss-Maffei Wegmann GmbH & Co. KG, Germany, to the Wegmann Group.

In the fourth quarter of fiscal 2011, Siemens signed an agreement to sell its 50% stake in ELIN GmbH & Co. KG (ELIN), Austria, a provider of technical building equipment and installation services to the Ortner Gruppe. Following the agreement, Siemens classified its stake in ELIN as held for disposal. Closing of the transaction is expected in the first quarter of fiscal 2012.

For additional information on investments held in Equity Investments, see Item 5: Operating and financial review and prospects—Fiscal 2011 compared to fiscal 2010—Segment information analysis—Equity Investments, Item 7: Major shareholders and related party transactions—Related party transactions, as well as Item 18: Financial Statements—Notes to Consolidated Financial Statements.

FINANCIAL SERVICES (SFS)

Financial Services provides a variety of financial services and products both to third parties and to other Siemens entities and their customers. On October 1, 2010, Siemens Financial Services was renamed Financial Services due to regulatory considerations in connection with Siemens’ application in Germany for the grant of a license to conduct banking business.

In fiscal 2011, SFS was comprised of six Business Units, which can be classified as either capital businesses (consisting of the Commercial Finance Europe/APAC Business Unit (COFEA), the Commercial Finance U.S. Business Unit (COFUS) and the equity component of the Equity Investments & Project Finance Business Unit or fee businesses (consisting of the Treasury Business Unit, the Financing Services & Investment Management Business Unit, the Insurance Business Unit and the Project and Export Finance component of the Equity Investments & Project Finance Business Unit. The capital businesses support Siemens sales with well established leasing and lending programs and offer a broad range of financial solutions, including direct financing, to vendors and their business customers. Our finance products include finance leases, operating leases, hire purchases and rental contracts, as well as structured loans, which are gaining importance. The capital businesses also make equity investments, mainly in infrastructure projects where Siemens acts as the principal supplier. SFS’ capital business is originated from Siemens as well as third party vendors and customers and is focused around Energy, Industry and Healthcare as areas with Siemens’ domain expertise. The fee businesses support and advise Siemens in matters concerning financial risk and investment management and provide an important contribution to Siemens by arranging financing for Siemens projects. Most of SFS’ fee business is generated internally (i.e., with other Siemens entities as the customer).

In its transactions with Siemens and third parties, SFS acts consistent with banking industry standards in the international financial markets that are both applicable and mandatory for these transactions. In December 2010, the Siemens Bank GmbH was granted a license by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht—BaFin) to engage in banking business. In particular, the license covers engaging in deposit taking, loan and guarantee business. Siemens Bank GmbH was established primarily to support the operational businesses of Siemens’ Sectors by providing financing solutions. Furthermore, the license enables the bank to gain access to the deposit and refinancing facilities of the European Central Bank.

The following table provides key financial data concerning SFS.

Year ended September 30, 2011
Total assets	€14.602 billion
Total assets as percentage of Siemens assets	14.01%
Income before income taxes	€428 million

In fiscal 2011, SFS announced a change to its organizational structure aiming at clearly separating different business models and assigning global responsibility to the new Business Units. The goal is to better align SFS’ organizational structure with the customers and markets it serves and to better leverage existing know-how. For this purpose, with effect from October 1, 2011, all structured and project finance activities of COFEA and COFUS, the equity activities of Siemens Project Ventures as a part of the Equity Investments & Project Finance Business Unit and the advisory activities of the Project and Export Finance component of the Equity Investments & Project Finance Business Unit were organized in three new Business Units as follows: Project and Structured Finance Energy; Project-, Structured and Leveraged Finance Healthcare; and Project- and Structured Finance Infrastructure, Cities & Industry. The commercial finance activities of COFEA and COFUS were merged in a new global Business Unit, Commercial Finance (COF). Accordingly, as of fiscal 2012, SFS conducts its business through the four new Business Units mentioned above and the remaining Business Units Treasury, Financing Services & Investment Management and Insurance, which were not materially affected by the reorganization. Siemens Venture Capital, formerly part of the Equity Investments & Project Finance Business Unit, has been directly assigned to SFS top management.

The following description of the SFS’ business is based on the six Business Units that were in place until the end of fiscal 2011.

The Business Units COFEA and COFUS offered a comprehensive range of equipment finance, leasing, rental and related financing solutions to organizations of all sizes to finance equipment supplied by Siemens or third-party providers. COFEA and COFUS leveraged technical expertise and long-term relationships with other Siemens entities to create integrated financial solutions that complemented the Siemens portfolio across the Healthcare, Industry and Energy Sectors.

Services were provided through a network of COFEA and COFUS companies, located in 15 countries throughout Europe, Asia Pacific and North America, comprising regulated, partially or non-regulated entities. The refinancing of COFEA/COFUS entities was mainly conducted by Siemens treasury units. In fiscal 2011, the newly established COFEA subsidiary in India obtained a license from the Reserve Bank of India to operate as a Non-Banking Financial Institution (NBFI). In Russia, COFEA acquired ZAO Delta Leasing, Vladivostok, in order to enter the high growth Russian leasing market. As part of its portfolio management, COFEA sold its business in Japan and the Netherlands.

COFEA products comprised finance and operating leases, hire purchases, rentals, loans and very limited forfaiting. In the area of structured financing, solutions ranged from senior secured corporate loans and structured investment financing to infrastructure and project financing and acquisition and leveraged buyout (LBO) financing, usually as syndicated loans. COFUS provided similar products in asset financing with a strong focus on senior secured lending and, to a lesser extent, other debt instruments to the Energy Sector, big ticket leasing for transportation and manufacturing assets in the Industry Sector and for a growing portfolio in acquisition financing. COFUS’ asset-based lending solutions were mainly secured by receivables and inventory.

COFEA served Siemens and other domestic and international manufacturers and vendors to achieve a risk-balanced portfolio based on a locally adapted mix of end customers. In addition to the vendor channel, the Business Unit also served customers through direct origination, private equity and project sponsors as well as through the syndication market. It delivered financing solutions tailored to customers’ objectives, distribution channels and processes and supports them through its local field sales, furthermore, vendor partners in selected countries and market segments can obtain financing offers for their end customers via web-based solutions.

The former Equity Investments & Project Finance Business Unit encompassed equity investments in infrastructure projects and small and medium-sized companies as well as the provision of advisory and other services to other Siemens entities. The Business Unit invested in equity of a broad range of infrastructure projects. In doing so, it concentrated on projects with a meaningful role for Siemens technology. Its investment focus was on power projects (thermal and renewable), medical projects and other infrastructure projects such as airports or railways.

In addition, the Business Unit conducted equity investments in small and medium-sized companies (venture and growth capital) to fund cutting-edge technologies and systems, making Siemens and its customers more competitive by expanding and improving the products and services offered by Siemens. Energy, healthcare, and industry, the core domains of Siemens’ technological expertise, were investment focal points. The Business Unit also offered customers advisory, analytical and selection services related to investments in private equity funds and managed a venture and growth capital fund-of-funds for institutional investors called Siemens Global Innovation Partners.

In its advisory role, the Business Unit supported Siemens Sectors and consortia in which Siemens participates on project and sales financing transactions. To that end it was assisted by centers of competence, which provide advice on complex financing topics, including public-private partnerships and forfeiting as well as export and investment guarantees. The Business Unit cooperated with a global network of financial institutions at both national and international levels and maintained contacts at special international financing institutions such as development banks and export credit agencies (e.g., Euler Hermes, Coface, Sace and USExim). Other services provided were centered on the issuance and administration of bonds, guarantees, letters of credit and other sureties from banks for Siemens.

The Treasury Business Unit handles all activities which fall into the sole responsibility of the Corporate Treasurer. Treasury is mandated by the Corporate Treasurer to provide treasury services to all Siemens entities. These activities comprise cash management and payment (including intercompany payments) services using group-wide tools with central controls to ensure compliance with internal and external guidelines and requirements as well as all external Siemens’ financing activities (especially capital market financing). In addition, it pools and manages centralized Siemens’ interest rate, certain commodity risk and currency risk exposure and uses derivative financial instruments in transactions with external financial institutions to offset such concentrated exposures. For more information on the use of derivatives to hedge risk, see Item 11: Quantitative and qualitative disclosure about market risk.

The Financing Services & Investment Management Business Unit consists of receivables management, investment management and treasury advisory to third parties. It is engaged in the process of monitoring and warehousing short-term trade accounts receivable (tenor of up to 365 days) under the roof of Siemens Credit Warehouse. The objective is to centralize risk management for trade receivables as well as to provide assets for receivables-backed financing. Treasury advisory provides consulting services. The investment management function provides investment management services relating to pension assets to Siemens as well as to external institutional clients and management of mutual funds to the general public. The Business Unit operates its investment management business through its company Siemens Kapitalanlagegesellschaft mbH (SKAG), Germany. During fiscal 2011, Innovest Kapitalanlage AG was divested. Also in fiscal 2011, the Business Unit decided to exit the business of providing cash management systems to third-party customers. Existing customer relationships will be maintained until the term of the relevant relationship ends, however.

The Insurance Business Unit acts as an insurance broker for Siemens and external customers, providing both industrial insurance and private finance solutions. In the area of industrial insurance solutions, the Business Unit supports Siemens and non-affiliated companies as a competent partner in all insurance-related matters, including claims management as well as risk transfer to insurance and financial markets. It also acts as broker of Siemens-financed insurances for employees on business trips and foreign assignments. In the area of private finance solutions, the unit offers a wide range of products in the areas of insurance, retirement planning and residential construction financing for staff at Siemens and non-affiliated companies. Through RISICOM Rückversicherungs AG, SFS provides reinsurance solutions as an integral part of Siemens’ risk financing program.

While SFS originates business in its capital business (leasing, loans, receivables financing, asset-based lending, equity investments) from external customers either directly or through the Siemens Sectors or through internal or external vendors, its fee business is mainly sourced internally from other Siemens entities. In certain cases, SFS uses financial intermediaries for business origination, mainly in secondary markets. Insurance services are also offered over the Internet.

SFS’ main sources of risk are associated with its external credit exposure and its equity portfolio. For further information, see Item 3: Key information—Risk factors. SFS has been observing a further improvement in the credit environment.

Most of SFS’ services are geared towards Europe and North America. However, SFS is also actively seeking to expand its on-balance sheet financing business in the BRIC countries (Brazil, Russia, India, China), especially China, Russia and India, in order to better support Siemens regional companies and clusters with financial services. SFS’ competition mainly includes commercial finance operations of banks, independent commercial finance companies, captive finance companies and asset management companies. International competitors include General Electric Commercial Finance, Société Générale Equipment Finance, BNP Paribas Equipment Finance, Macquarie and De Lage Landen. Particularly in the commercial finance business, our competitors are often local financial institutions and competition therefore varies from country to country.

INFRASTRUCTURE & CITIES

As discussed above, Siemens initiated a change in the organizational structure of its Sectors during fiscal 2011 which became effective October 1, 2011. Beginning with fiscal 2012, Siemens formed a fourth Sector, Infrastructure & Cities that focuses on products and solutions for cities, municipalities, city hubs such as airports and harbors, railway and mainline as well as utilities. In order to benefit even more from the growth and technology trends of cities and infrastructure markets, Siemens bundled the relevant capabilities of the Industry and Energy Sector in the new Infrastructure & Cities Sector. The Sector consists of five Divisions: Rail Systems; Mobility and Logistics; Low and Medium Voltage; Smart Grid; and Building Technologies.

The Rail Systems Division consists mainly of the businesses relating to rail vehicles for mass transit, regional and long-distance transportation, and locomotives, which were conducted by the former Mobility Division of the Industry Sector until the end of fiscal 2011.

The Mobility and Logistics Division primarily provides products, solutions and services in operating systems for rail transportation such as central control systems, interlockings and automated train controls, for road traffic including traffic detection, information and guidance, for airport logistics including cargo tracking and baggage handling and for postal automation including letter parcel sorting, also formerly within the Mobility Division of the Industry Sector.

The Low and Medium Voltage Division mainly combines the low voltage business of the former Building Technologies Division of the Industry Sector and the medium-voltage components, systems and solutions business of the former Power Distribution Division of the Energy Sector.

The Smart Grid Division primarily comprises the energy automation business, the smart grid applications as well as the transmission and distribution services of the former Power Distribution Division of the Energy Sector as well as the rail electrification business of the former Mobility Division of the Industry Sector.

The Building Technologies Division mainly comprises the businesses of the former Building Technologies Division of the Industry Sector except for the low-voltage business activities.

The Infrastructure & Cities Sector also holds the AtoS S.A. (AtoS) shares and the convertible bond which Siemens received following the sale of Siemens IT Solutions and Services to AtoS. For further information on the sale of Siemens IT Solutions and Services, see Item 4: Information on the Company—Description of business—Discontinued operations. Furthermore it will include Siemens’ share in OSRAM AG following its planned public offering which Siemens announced during fiscal 2011. Until completion of the public offering, OSRAM AG remains a separate business directly reporting to the Managing Board of Siemens AG. The timing of the public offering depends on market conditions.

EMPLOYEES AND LABOR RELATIONS

The following tables show the division of our employees by segments and geographic region as of September 30 for each of the years shown. Part-time employees are included on a proportionate basis.

	000000	000000	000000
	As of September 30,
Employees by segments(1)	2011	2010	2009
	(in thousands)
Industry	174	164	167
Energy	98	88	85
Healthcare	51	49	48
Financial Services	3	2	2
Other(2)	35	32	31

Total	360	336	333

(1) Continuing operations. (2) Includes employees in corporate functions and services and business units not allocated to any Sector or Financial Services.
	As of September 30,
Employees by geographic regions(1)	2011	2010	2009
	(in thousands)
Europe, C.I.S., Africa, Middle East	218	205	206
therein Germany	116	110	110
Americas	82	78	78
therein U.S.	56	53	54
Asia, Australia	60	52	50
therein China	29	26	24
therein India	18	14	13

Total	360	336	333

(1)	Continuing operations.

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

In 1994, we closed a site in Hanau, Germany, which we had used for the production of uranium and mixed-oxide fuel elements. A smaller related site in Karlstein, where we operated a nuclear research and service center, was closed in 1989. We are in the process of cleaning up both facilities in accordance with the German Atomic Energy Act. We have developed a plan to decommission the facilities that involves the following steps: clean-out, decontamination and disassembly of equipment and installations, decontamination of the facilities and buildings, sorting of radioactive materials and intermediate and final storage of radioactive waste. This process will be supported by ongoing engineering studies and radioactive sampling under the supervision of German federal and state authorities. We expect that the process of decontamination, disassembly and sorting of radioactive waste will continue until 2015. We will be responsible for storing the material until the government-developed storage facility becomes available. With respect to the Hanau facility, the process of setting up intermediate storage for radioactive waste has neared completion and the facility has been released from the scope of application of the German Atomic Energy Act so that its further use is unrestricted under that Act. However, the State of Hessen still requires us to monitor the ground water until uranium levels consistently meet targets set by the State. The ultimate costs of this project will depend, in part, on where the government-developed storage facility will be located and when it becomes available. We set up a provision with respect to this matter, which at September 30, 2011 amounted to €1,079 million. This provision is based on a number of significant estimates and assumptions as to the ultimate costs of this project. During 2010, several parameters were specified relating to the development of a final storage facility in the so-called “Schacht Konrad.” For additional information on our asset retirement obligations attributable to environmental clean-up costs, see Item 18: Financial Statements—Notes to Consolidated Financial Statements.

Some of our products are subject to the Directive 2002/95/EC of the European Parliament and of the Council on the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment (the RoHS Directive). The RoHS Directive bans the use of certain hazardous substances in electrical and electronic equipment. We are in compliance with current requirements under the RoHS Directive. Revisions to certain exemptions from the RoHS Directive were published in September 2010. These revisions introduce certain mercury reduction requirements that affect OSRAM AG.

A recent review of the RoHS Directive by the EU Commission resulted in the publication of Directive 2011/65/EU which, after national transposition, is expected to lead inter alia to changes in the future scope of the RoHS Directive (e.g., inclusion of medical equipment by July 2014) and the requirement for manufacturers to declare the conformity of products with the Directive. We have already begun to adapt relevant business processes to some of the expected changes.

We do not expect to incur substantial costs due to the additional requirements imposed following the EU Commission’s recent review of Directive 2002/96/EC on Waste Electrical and Electronic Equipment (the WEEE Directive).

Restrictions on the use of certain substances comparable to those of the RoHS Directive and of the WEEE Directive are under discussion in several other countries, such as the U.S., Australia, Argentina, Brazil, China and South Korea.

We are also subject to the Regulation (EC) No 1907/2006 of the European Parliament and of the Council concerning the Registration, Evaluation, Authorisation and Restriction of Chemicals (REACH), which entered into force in part on June 1, 2007. We do not expect to incur substantial costs to comply with the current version of the REACH regulation. We plan to implement any additional measures which may be necessary for us to comply with possible future enhancements of this regulation.

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

In the U.S., certain of our facilities may be required to obtain operating permits under Title V of the Clean Air Act Amendments of 1990, which governs certain air quality standards. The application for permits and related compliance obligations may require us to incur future costs.

It is our policy to comply with environmental requirements and to provide workplaces for employees that are safe, environmentally sound, and that do not adversely affect the health or environment of their communities. Compliance with environmental requirements is also a focus of the environmental process reviews we conduct. In remediation of the results of recent environmental process reviews additional cost for the implementation and operation of R&D, production and modified logistic processes may be incurred over the next three years. Taking such remediation measures into account, we believe that we are in substantial compliance with all environmental and health and safety laws and regulations. However, there is a risk that we may incur expenditures significantly in excess of our expectations to cover environmental liabilities, to maintain compliance with current or future environmental and health and safety laws and regulations and/or to undertake any necessary remediation.

ENVIRONMENTAL PORTFOLIO

	Fiscal year ended September 30,
Key performance indicators	2011	2010
Revenue generated by the Siemens Environmental Portfolio (continuing operations; in billions of €)	29.9	27.4
Accumulated annual customer reductions of carbon dioxide emissions generated by elements from the Siemens Environmental Portfolio (continuing and discontinued operations; in millions of tons; including an accumulated amount of 68 million tons and 59 million tons related to OSRAM at the end of fiscal 2011 and 2010, respectively)	317	269

Our Environmental Portfolio serves as an example of how we strive to align our business activities with the aforementioned megatrends, in this case climate change. The Environmental Portfolio consists of products, systems, solutions and services (Environmental Portfolio elements) that reduce impacts on the environment and emissions of carbon dioxide and other greenhouse gases (defined together in the following as carbon dioxide emissions) responsible for climate change.

In addition to its environmental benefits, our Environmental Portfolio enables us to compete successfully in attractive markets and generate profitable growth. In fiscal 2010, we have set ourselves a revenue target for the Environmental Portfolio within the One Siemens framework—to exceed €40 billion in revenue from the Environmental Portfolio by the end of fiscal 2014. We continue to strive for that goal, although due to our announced planned initial public offering of OSRAM AG, it will be more challenging to achieve it.

Including revenues from newly developed and additionally qualified elements and excluding revenues from elements that no longer fulfill our qualifications, revenues from continuing operations from the Environmental Portfolio in the current year amounted to €29.9 billion, up from the comparable revenues of €27.4 billion in fiscal 2010. This means that in fiscal 2011 our Environmental Portfolio already accounted for 41% of our revenues from continuing operations. In addition, OSRAM, which is presented in discontinued operations, reported revenue from Environmental Portfolio elements of €3.7 billion in fiscal 2011, compared to €3.3 billion in fiscal 2010.

With our Environmental Portfolio we intend, among other things, to help our customers to reduce their carbon dioxide footprint, cut their energy costs and improve their profitability through an increase in their productivity. Our target for 2011 was to help our customers reduce their annual carbon dioxide emissions by approximately 300 million tons. With the total of our Environmental Portfolio elements that were installed at customer locations since the beginning of fiscal 2002 and remain in use today, we achieved our goal and reduced customer carbon dioxide emissions by 317 million tons by the end of fiscal 2011.

Reporting principles—As there are currently no accepted international standards for identification and reporting of so-called green products, we report the revenue from our Environmental Portfolio and the annual customer reductions of carbon dioxide emissions generated by it in accordance with internal regulations defined in our Environmental Portfolio Guideline. This Guideline is based on the Reporting Principles of the Greenhouse Gas Protocol Corporate Accounting and Reporting Standard, revised edition, and the Greenhouse Gas Protocol for Project Accounting. Those principles are relevance, completeness, consistency, transparency, accuracy and conservativeness. The revenue generated by the Environmental Portfolio is recognized in accordance with revenue recognition policies as described in Item 18: Financial Statements—Notes to Consolidated Financial Statements—Note 2.

Governance—processes and definitions—The qualification of Environmental Portfolio elements as well as their respective reporting is based on defined processes and criteria. In principle, products, systems, solutions and services of Siemens AG and its subsidiaries may qualify for the Environmental Portfolio. The entire Siemens business portfolio is reviewed annually regarding the qualification of Environmental Portfolio elements based on the criteria described below. This covers the inclusion of newly developed elements as well as the integration of additionally qualified elements where evidence of fulfillment of the qualification criteria was not available in prior reporting periods. For additionally qualified Environmental Portfolio elements, we report their prior-year revenue and prior-year contribution to reducing customer carbon dioxide emissions on a comparable basis. Elements that no longer fulfill our qualification criteria are excluded from our Environmental Portfolio.

Prior to inclusion in the Environmental Portfolio, potential new Environmental Portfolio elements have to undergo a multilevel internal evaluation process. The Siemens Sustainability Board annually acknowledges changes in the composition of the Environmental Portfolio. One task of the Sustainability Board is also to discuss potential concerns of stakeholders with regard to the inclusion or deletion of certain technologies in the Environmental Portfolio.

Criteria for inclusion of Environmental Portfolio elements—An Environmental Portfolio element can be a product, a system, a solution or a service as defined above. Furthermore, a core component of a system or solution may qualify as an Environmental Portfolio element if the component provided by Siemens is key to enabling environmental benefits resulting from the system’s or solution’s overall application. To qualify for inclusion in the Environmental Portfolio, an element must meet one of the selection criteria, which are energy efficiency, renewable energy or environmental technologies. Products, systems, solutions and services with planned application in military use or nuclear power are not included in the Environmental Portfolio.

•

Energy efficiency: The criteria for energy efficiency are an improvement in energy efficiency of 20% or more during the customer use phase compared to the applicable baseline, or a reduction of at least 100,000 metric tons of carbon dioxide equivalents per reporting period in the customer use phase. Examples of elements that meet the energy efficiency criterion are combined cycle power plants and intelligent building technology systems.

•	Renewable energy: This criterion covers technologies in the field of renewable energy sources such as wind turbines and solar power or smart grid applications and their respective core components.

•

Environmental technologies: This criterion is related to water and wastewater treatment, air pollution control, waste reduction, recycling, e-car infrastructure and its core components. Additionally, a criterion for the Healthcare Sector is an environmental impact reduction in terms of noise, radiation or total weight of at least 25% compared to the baseline.

Baseline methods—Energy efficiency, annual customer reduction of carbon dioxide and environmental impact are all assessed by a comparison with a reference solution (baseline). There are three different options for the reference solution: before-after comparison, comparison with a reference technology or comparison with the installed base. The baselines are reviewed annually and, if necessary, adjusted, such as when statistical data on the installed base is updated because of technical innovations or regulatory changes. The calculation of the reduction of carbon dioxide emissions is based on a comparison for every relevant Environmental Portfolio element with a baseline. For this calculation, we focus on those elements that have a material impact on the overall carbon dioxide emissions reduction. For some emission reduction calculations, the baseline reference for the installed base is determined using known global emission factors such as those for power production. The baselines used for our calculations are mainly based on data of the International Energy Agency (IEA) for gross power production and for grid losses, on data from the Intergovernmental Panel on Climate Change (IPCC) for fuel based emission factors, and our own assessments of power production efficiency. For consistency reasons, we generally apply global emission factors for calculating emission reductions.

Reporting estimates—The inclusion of elements in the Environmental Portfolio is based on criteria, methodologies and assumptions that other companies and other stakeholders may view differently. Factors that may cause differences, among others, are: choice of applicable baseline methodology, application of global emission factors that may be different from local conditions, use patterns at customers that may be different from standard use patterns used for carbon dioxide abatement calculations and expert estimates if no other data is available.

To date, there is no applicable international standard that applies across companies for qualifying products, systems, solutions and services for environmental and climate protection, or for compiling and calculating the respective revenues and the quantity of reduced carbon dioxide emissions attributable to such products, systems, solutions and services. Accordingly, revenues from our Environmental Portfolio and the reduction of our customers’ annual carbon dioxide emissions may not be comparable with similar information reported by other companies. Furthermore, we subject revenues from our Environmental Portfolio and the reduction of our customers’ annual carbon dioxide emissions to internal documentation and review requirements which are less sophisticated than those applicable to our financial information. We may change our policies for recognizing revenues from our Environmental Portfolio and the reduction of our customers’ annual carbon dioxide emissions in the future without previous notice.

As in previous years, we again commissioned an independent accounting firm with a limited assurance engagement to review the reported results for our Environmental Portfolio for fiscal 2011. This review was conducted in accordance with the International Standard on Assurance Engagements (ISAE) 3000, Assurance Engagements Other than Audits or Reviews of Historical Financial Information. Nothing came to the independent accounting firm’s attention that would cause them to believe that the section “Siemens Environmental Portfolio 2011” of the Environmental Portfolio Report 2011—containing the revenues generated by the Environmental Portfolio and the annual customer reduction of carbon dioxide emissions attributable to it—has not been prepared, in all material respects, in accordance with the defined reporting principles.

PROPERTY

Siemens operates in excess of 285 major production and manufacturing plants in more than 40 countries worldwide, including facilities at certain joint ventures and associated companies. A major production and manufacturing plant is defined as a facility at Business Unit level, in which raw or source materials are transformed into finished goods on a large scale by using equipment and production resources such as machines, tools, energy and labor. Around 140 major production and manufacturing plants are located in the region Europe, C.I.S., Africa, Middle East; around 75 major production and manufacturing plants are located in the region Americas and around 70 major production and manufacturing plants are located in the region Asia, Australia. With more than 135 major production and manufacturing plants, the Industry Sector accounts for the greatest proportion of these, followed by the Energy Sector (around 110 major facilities) and the Healthcare Sector (around 40 major facilities).

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

INTELLECTUAL PROPERTY

Siemens has several thousand patents and licenses covering its products and services worldwide. Research and development is a priority throughout Siemens on a Sector, Cross-Sector Business and Division basis. For a discussion of the main focus of the current research and development efforts of each Sector, see Item 4: Information on the Company—Research and development. Siemens also owns thousands of registered trademarks worldwide. Neither the Company nor any Sector or SFS or Division is dependent on any single patent, license or trademark or any group of related patents, licenses or trademarks. For information on certain patent law suits to which OSRAM is party, see Item  4: Information on the Company—Legal proceedings.

RESEARCH AND DEVELOPMENT

In fiscal 2011, our research and development (R&D) activities were targeted as before on: (1) ensuring long-term future viability, (2) enhancing technological competitiveness, and (3) optimizing the allocation of R&D resources.

The overall focus of our R&D activities—for example, those in our Environmental Portfolio—is on increasing the efficiency of both renewable and conventional power generation, improving low-loss power transmission, as well as on finding new solutions for intelligent power networks (smart grids), solar energy, carbon dioxide separation in power plants, and energy storage systems for volatile renewable energies. Further focus areas are the promotion of more efficient energy use in building technology, industry, and transportation, including for instance electric vehicles—from drives to faster charging stations—as well as the further development of water and air purification systems and drinking water purification with new membrane technologies.

We aim to continue to strengthen our innovation capability. In fiscal 2011, Siemens spent €3.925 billion on R&D. The intensity of our R&D activities, defined as the ratio of R&D expenses and revenue, was 5.3% for the current fiscal year, an increase compared to fiscal 2010.

The Industry Sector invested €1.6 billion with an R&D intensity of 5.0%; the Energy Sector €1.0 billion with an R&D intensity of 3.5%; and the Healthcare Sector €1.2 billion with an R&D intensity of 9.4%. Corporate Technology (CT), our central research department, spent additional R&D funds.

In our continuing operations, we had an average of approximately 11,800 R&D employees in Germany and approximately 16,000 R&D employees in about 30 countries outside of Germany during fiscal 2011, including the U.S., China, Austria, India, Slovakia, Switzerland, the U.K., Croatia, Sweden, Denmark, Mexico, and France.

Siemens now holds approximately 53,300 patents worldwide in its continuing operations, compared to approximately 51,400 patents last year. In terms of the number of published patent applications in calendar year 2010, Siemens in total ranked third in Germany and—for the first time in the company’s history—first in Europe. In terms of the number of patents granted in the U.S., Siemens in total ranked ninth in calendar year 2010. This marked the first time since 2005 that we were placed among the top ten. By comparison, in calendar year 2009 Siemens occupied the third place in Germany, second place in Europe, and 13th place in the U.S.

R&D indicators(1)	FY 2011	FY 2010
	(in thousands)
Employees(2)	27.8	27.2
Inventions(3)	8.6	7.9
Patent applications(4)	4.3	3.7

(1)	Continuing operations.

(2)	Average number of employees in fiscal year.

(3)	Number of inventions submitted by Business Units based on an internal reporting.

(4)	First filings as part of the inventions submitted to patent offices.

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

In addition, Siemens takes part in publicly funded research programs sponsored by such organizations as the European Commission, the German Federal Ministry of Research and Education, the German Federal Ministry of Economics and Technology, and the German Federal Ministry of the Environment, Nature Conservation and Nuclear Safety. The most important research areas include the development of sustainable technologies, the networking of machines, new technical materials, and sustainable and innovative methods of diagnosis and treatment in the public health system.

Corporate Technology (CT) works closely with the R&D teams of our Sectors and Divisions. To facilitate this cooperation, CT, which has more than 6,400 employees, is set up as a global network with primary locations in Germany, the U.S., Austria, Slovakia, Russia, India, China, Japan, Denmark, and Singapore. Among CT’s employees, more than 3,500 software engineers at locations in Europe, India, and China develop and implement software for new products and services for our Sectors.

The Sectors concentrate their R&D efforts on the next generation of their products and solutions, which they are preparing for a successful market launch. By contrast, the aim of the worldwide network of our CT experts is to be a strong innovation partner for the Siemens operational units and to use their expertise to safeguard our Company’s technological future in strategically important areas. CT’s employees contribute their in-depth understanding of fundamental technologies, models, and trends, as well as substantial software and process know-how to Siemens. The CT organization cooperates with universities and with the research community all over the world.

The roughly 50 technology fields covered by CT’s global research network include materials that help to enhance the efficiency of Siemens solutions; security, software, and system know-how; microsystems; production processes; energy technology; and sensorics. CT is also researching new solutions for automation, medical information systems, and imaging processes.

CT’s technology portfolio is supplemented by lighthouse projects which are designed to create new business opportunities for Siemens, including electric mobility, smart grids, and the processing and recycling of raw materials. All of these are areas of tremendous strategic importance for Siemens.

In addition to research and development, CT also handles global patent management for Siemens. More than 400 experts support the Company in areas such as the registration, implementation, and exploitation of its industrial property and trademark rights.

Among the R&D priorities in the Industry Sector is the IT-based integration of product planning and production processes into product lifecycle management. The objective is to accelerate the processes at each point along the value-added chain with the aim of reducing time to market by as much as 50%. The further development of automation technology, especially software, plays a crucial role in this respect. In addition, the Industry Sector is striving to achieve greater energy efficiency, lower the consumption of raw materials, and reduce emissions. The same goals are being pursued in connection with the development of high-performance building control technology, transportation systems featuring energy-saving drives, and our Complete mobility approach, which aims to integrate the various transportation systems in order to bring people and goods to their destinations more rapidly, more efficiently, and more comfortably.

Our R&D activities in the Energy Sector are focused on developing methods for the efficient generation, transmission, and distribution of electrical energy. In this regard, the conversion of existing power grids to smart grids, in particular, is expected to play a major role. These intelligent grids are the prerequisite for sustainable energy systems and for achieving the optimal integration of increasingly large amounts of renewable energies and future electric vehicles into the energy mix. Other focal points include gearless wind power plants the number of components of which has been halved in order to reduce maintenance costs and increase profitability for the customer; innovative technologies for the low-loss transmission of electricity; the use of new gas turbine generations to enhance power plant efficiency; materials for turbine blades; and technologies for separating the greenhouse gas carbon dioxide from the flue gas produced by fossil fuel-fired power plants.

R&D activities in the Healthcare Sector are influenced strongly by rapid population growth and significant demographic changes, including, in particular, rising life expectancies, low birth rates, and the inversion of historical age-group pyramids in Europe, the U.S. and other populous areas of the world. These trends put increasing pressure on healthcare providers and healthcare technology to gather more accurate diagnostic information more efficiently, about a wider range of potential disease conditions, and integrate that information more effectively with treatment options. Accordingly, the R&D activities of the Healthcare Sector focus particularly on innovations that assist customers in optimally meeting this challenge. One area of innovation involves a combination of various imaging methods that provide increasingly detailed and faster three-dimensional insights into the body of a patient, while subjecting him or her to less discomfort. Siemens combines imaging processes of this kind with modern therapeutic measures, laboratory diagnostics, and information technology to create vastly improved, coordinated workflows. In its efforts to optimally respond to market demands, the Healthcare Sector gives equal priority to product innovations that automate clinical work processes and on optimizing laboratory diagnostics. As a result of the information provided by the various diagnostic methods, doctors are in a position to identify diseases even more precisely and at an earlier stage. They are also able to tailor therapies more closely to a patient’s needs by monitoring the effect of medications more accurately and exploiting the evaluation and analytical capabilities of modern computer technology. The Sector is also involved in the targeted development of products that meet the specific requirements of healthcare systems of emerging countries, which enables us to assist in developing primary medical care in these countries.

SUPPLY CHAIN MANAGEMENT

Supply chain management at Siemens aims to contribute to the success of our businesses in a significant and sustainable way. The principal goal of all our supply chain management activities is to ensure the availability and quality of the materials we require to serve our customers.

The past fiscal year proved to be a year of significant challenges for our supply chain management. Dynamic developments in the global economy put strong upward pressure on prices in supplier markets. In addition, certain developments presented particular challenges for our global supply chain network. Examples include sharp price increases for rare earth metals and the Fukushima incident in Japan. Our network managed to rise to these challenges in all respects. Especially with regard to the incident in Japan, Siemens avoided supply shortages and consequential line stops while further strengthening its trusted, long-term relationships with Japanese suppliers. Overall, our supply chain activities continued to contribute in a substantial and sustainable way to the success of our businesses in the current fiscal year.

The Supply Chain Management Initiative which we started in 2009 was transferred into a permanent organization in 2010. A central element of the initiative was a competitive, globally balanced supply chain network. One key to achieving this balance is increasing the share of our sourcing that comes from emerging markets (Global Value Sourcing countries), which is measured in our Global Value Sourcing share. The global balance of our supply chain network continues to be a central part of our supply chain management strategy.

Another important topic for supply chain management at Siemens is sustainability in our supply chain. Siemens requires all its suppliers to comply with the principles of our Code of Conduct for Siemens Suppliers and to support its implementation in their own supply chains as well. We also initiate worldwide on-site sustainability audits by external experts to ensure the fulfillment of our standards and to encourage sustainable business conduct throughout our entire global supply chain. In addition, we made the Siemens Energy Efficiency Program available to suppliers. We work with our suppliers to conduct environmental and energy efficiency checks, and identify opportunities for reducing the consumption of energy and other resources. In this regard, we draw upon the expertise and know-how gained in connection with our own environmental program and our Environmental Portfolio.

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

In 2008, Siemens pleaded guilty in federal court in Washington, D.C., to criminal charges of knowingly circumventing and failing to maintain adequate internal controls and failing to comply with the books and records provisions of the U.S. Foreign Corrupt Practices Act (FCPA). In related cases, three Siemens foreign subsidiaries, Siemens S.A. (Argentina), Siemens Bangladesh Ltd. and Siemens S.A. (Venezuela), pleaded guilty to individual counts of conspiracy to violate the FCPA. At the same time, Siemens settled a civil action against it brought by the U.S. Securities and Exchange Commission (SEC). The Munich public prosecutor announced the termination of legal proceedings alleging the failure of the former Managing Board of Siemens AG to fulfill its supervisory duties. Under the terms of the plea and settlement agreements reached in the United States, Siemens has engaged Dr. Theo Waigel, former German federal minister of finance, as Compliance Monitor to evaluate and report, for a period of up to four years, on the Company’s progress in implementing and operating its new compliance program. In connection with the settlements and other legal proceedings in Germany, Siemens paid a total of €1.2 billion to authorities in the U.S. and Germany in fiscal 2008 and fiscal 2009.

In May 2011, Siemens AG voluntarily reported a case of attempted public corruption in connection with a 2010 project in Kuwait to the U.S. Department of Justice, the SEC, and the Munich public prosecutor. Siemens is cooperating with the authorities in their ongoing investigations which also relate to certain employees.

In July 2011, the Nuremberg-Fuerth public prosecutor notified Siemens AG of an investigation against several employees in connection with payments related to the healthcare business in the Caribbean. Siemens is cooperating with the public prosecutor.

In July 2011, the Munich public prosecutor notified Siemens AG of an investigation against an employee in connection with payments to a supplier related to the oil and gas business in Central Asia from 2000 to 2009. Siemens is cooperating with the public prosecutor.

As previously reported, the Wuppertal public prosecutor, Germany, was conducting an investigation against Siemens employees regarding allegations that they participated in bribery related to the awarding of an EU contract for the refurbishment of a power plant in Serbia in 2002. In April 2010, the public prosecutor discontinued the investigation.

In October 2011, the Turkish Prime Ministry Inspection Board notified Siemens A.S. Turkey of an investigation in connection with alleged bribery in Turkey and Iraq from 1999 to 2007. Siemens is cooperating with the authority.

In 2011, the Brasilia public prosecutor, Brazil, opened proceedings to assess allegations against Siemens in connection with a 2007 metro project.

As previously reported, authorities in Russia were conducting an investigation into alleged misappropriation of public funds in connection with the award of contracts to Siemens for the delivery of medical equipment to public authorities in Yekaterinburg in the years 2003 to 2005. In July 2011, the investigation was closed with respect to all material charges.

As previously reported, in 2008 the São Paulo public prosecutor, Brazil, started certain investigations into the use of business consultants and suspicious payments in connection with the former Transportation Systems Group in or after 2000. Siemens has learned that this investigation was not discontinued in 2009 but treated confidential.

As previously reported, in March 2009, Siemens AG received a decision by the Vendor Review Committee of the United Nations Secretariat Procurement Division (UNPD) suspending Siemens AG from the UNPD vendor database for a minimum period of six months. The suspension applied to contracts with the UN Secretariat and stemmed from Siemens AG’s guilty plea in December 2008 to violations of the U.S. Foreign Corrupt Practices Act. In December 2009, Siemens AG filed a request to lift the existing suspension. Effective January 1, 2011, the UNPD lifted the suspension against Siemens AG.

As previously reported, in April 2009, Siemens AG received a “Notice of Commencement of Administrative Proceedings and Recommendations of the Evaluation and Suspension Officer” from the World Bank, which comprises the International Bank for Reconstruction and Development as well as the International Development Association, in connection with allegations of sanctionable practices during the period 2004 to 2006 relating to a World Bank-financed project in Russia. On July 2, 2009, the Company entered into a global settlement agreement with the International Bank for Reconstruction and Development, the International Development Association, the International Finance Corporation and the Multilateral Investment Guarantee Agency (collectively, the World Bank Group) to resolve World Bank Group investigations involving allegations of corruption by Siemens. In the agreement, Siemens voluntarily undertook to refrain from bidding in connection with any project, program, or other investment financed or guaranteed by the World Bank Group (World Bank Projects) for a period of two years, commencing on January 1, 2009 and ending on December 31, 2010. Siemens was not prohibited by the voluntary restraint from continuing work on existing contracts under World Bank Projects or concluded in connection with World Bank Group corporate procurement provided such contracts were signed by Siemens and all other parties thereto prior to January 1, 2009. The agreement provided for exemptions to the voluntary restraint in exceptional circumstances upon approval of the World Bank Group. In addition, Siemens had to withdraw all pending bids, including proposals for consulting contracts, in connection with World Bank Projects and World Bank Group corporate procurement where the World Bank Group had not provided its approval prior to July 2, 2009. Furthermore, Siemens is also required to voluntarily disclose to the World Bank Group any potential misconduct in connection with any World Bank Projects. Finally, Siemens has undertaken to pay US$100 million to agreed anti-corruption organizations over a period of not more than 15 years. In fiscal 2009, the Company took a charge to Other operating expense to accrue a provision in the amount of €53 million relating to the global settlement agreement with the World Bank Group. In November 2009, OOO Siemens Russia and all its controlled subsidiaries were, in a separate proceeding before the World Bank Group, debarred for four years from participating in World Bank Projects. OOO Siemens Russia did not contest the debarment. As of January 1, 2011, Siemens AG and its controlled subsidiaries worldwide (with the exception of OOO Siemens Russia and its own controlled subsidiaries) are no longer prohibited from participating in any World Bank Projects.

As previously reported, Siemens AG had filed a request for arbitration against the Republic of Argentina (Argentina) with the International Center for Settlement of Investment Disputes (ICSID) of the World Bank. Siemens AG claimed that Argentina had unlawfully terminated its contract with Siemens for the development and operation of a system for the production of identity cards, border control, collection of data and voters’ registers (DNI project) and thereby violated the Bilateral Investment Protection Treaty between Argentina and Germany (BIT). A unanimous decision on the merits was rendered by the ICSID arbitration tribunal in February 2007, awarding Siemens AG, inter alia, compensation in the amount of US$217.8 million, plus compound interest thereon at a rate of 2.66% since May 18, 2001. Argentinia subsequently filed applications with the ICSID aiming at the annulment and reversal of the decision and a stay of enforcement of the arbitral award. In August 2009, Argentina and Siemens AG reached an agreement to mutually settle the case and discontinue any and all civil proceedings in connection with the case without acknowledging any legal obligations or claims. No payment was made by either party. As previously reported, the Argentinean Anti-Corruption Authority is conducting an investigation into corruption of government officials in connection with the award of the contract for the DNI project to Siemens in 1998. Searches were undertaken at the premises of Siemens Argentina and Siemens IT Services S.A. in Buenos Aires in August 2008 and in February 2009. The Company is cooperating with the Argentinean Authorities. The Argentinean investigative judge also repeatedly requested judicial assistance from the Munich public prosecutor and the federal court in New York.

As previously reported, in June 2008, the court of first instance in Kalimantan Province, Indonesia, found the Head of the Healthcare Division of Siemens PT Indonesia not guilty of allegations of participation in bribery, fraud, and overcharging related to the awarding of a contract for the delivery of medical equipment to a hospital in 2003. In October 2011, the Indonesian Supreme Court upheld the verdict.

As previously reported, in February 2010 a Greek Parliamentary Investigation Committee (GPIC) was established to investigate whether any politicians or other state officials in Greece were involved in alleged wrong-doing of Siemens in Greece. GPIC’s investigation was focused on possible criminal liability of politicians and other state officials. Greek public prosecutors are separately investigating certain fraud and bribery allegations involving—among others—former board members and former executives of Siemens A.E. Greece (Siemens A.E.) and Siemens AG. Both investigations may have a negative impact on civil proceedings currently pending against Siemens AG and Siemens A.E. and may affect the future business activities of Siemens in Greece. In January 2011, the GPIC alleged in a letter to Siemens that the damage suffered by the Greek state amounts to at least €2 billion. Furthermore, the GPIC issued a report repeating these allegations. In addition, the Hellenic Republic Minister of State indicated in a letter to Siemens that the Greek state will seek compensation from Siemens for the alleged damage. While Siemens rejects these allegations as unfounded and continues to defend itself, Siemens and the Greek state have engaged in discussions to resolve the matter.

As previously reported, the Nigerian Economic and Financial Crimes Commission (EFCC) was conducting an investigation into alleged illegal payments by Siemens to Nigerian public officials between 2002 and 2005. In October 2010, the EFCC filed charges with the Federal High Court in Abuja and the High Court of the Federal Capital Territory against, among others, Siemens Ltd. Nigeria (Siemens Nigeria), Siemens AG and former board members of Siemens Nigeria. On November 22, 2010, the Nigerian Government and Siemens Nigeria entered into an out of court settlement, obligating Siemens Nigeria to make a payment in the mid double-digit € million range to Nigeria in exchange for the Nigerian Government withdrawing these criminal charges and refraining from the initiation of any criminal, civil or other actions—such as a debarment—against Siemens Nigeria, Siemens AG, and Siemens employees.

As previously reported, the Vienna public prosecutor, Austria, is conducting an investigation into payments between 1999 and 2006 relating to Siemens AG Austria and its subsidiary Siemens VAI Metal Technologies GmbH & Co. for which valid consideration could not be identified. In September 2011, the Vienna public prosecutor extended the investigations to include a potential corporate liability of Siemens AG Austria for tax evasion. Siemens is cooperating with the authorities.

As previously reported, in 2009, the Anti-Corruption Commission of Bangladesh (ACC) filed criminal charges against two current and one former employee of Siemens Bangladesh’s Healthcare business. It is alleged that the employees colluded with employees of a public hospital to overcharge for the delivery of medical equipment in the period before 2007. The ACC has not substantiated the criminal charges within the time limit provided by local law. Siemens Bangladesh filed a motion to dismiss the charges. The court has stayed its proceedings.

As previously reported, in December 2009, the ACC sent a request for information to Siemens Bangladesh Ltd. (Siemens Bangladesh) related to telecommunications projects of Siemens’ former Communications (Com) Group undertaken prior to 2007. In January 2010, Siemens Bangladesh was informed that in a related move the Anti Money Laundering Department of the Central Bank of Bangladesh is conducting a special investigation into certain accounts of Siemens Bangladesh and of former employees of Siemens Bangladesh in connection with transactions for Com projects undertaken in the period from 2002 to 2006. In February 2010, the ACC sent a request for additional information.

As previously reported, in November 2009 and in February 2010, a subsidiary of Siemens AG voluntarily self-reported possible violations of South African anti-corruption regulations in the period before 2007 to the responsible South African authorities. The authorities have requested further documentation. Siemens is cooperating with the authorities.

As previously reported, in June 2010, the Frankfurt public prosecutor searched premises of Siemens in Germany in response to allegations of questionable payments relating to an Industry project in Thailand. Siemens is cooperating with the authority.

As previously reported, in August 2010, the Inter-American Development Bank (IADB) issued a notice of administrative proceedings against, among others, Siemens IT Solutions and Services Argentina alleging fraudulent misstatements and antitrust violations in connection with a public invitation to tender for a project in the province of Cordoba, Argentina, in 2003. Siemens is cooperating with the IADB.

As previously reported, in August 2010, the IADB issued a notice of administrative proceedings against, among others, Siemens Venezuela alleging fraudulent misstatements and public corruption in connection with a public invitation to tender for healthcare projects in the Venezuelan provinces of Anzoategui and Merida in 2003. Siemens is cooperating with the IADB.

The Company remains subject to corruption-related investigations in several jurisdictions around the world. As a result, additional criminal or civil sanctions could be brought against the Company itself or against certain of its employees in connection with possible violations of law. In addition, the scope of pending investigations may be expanded and new investigations commenced in connection with allegations of bribery or other illegal acts. The Company’s operating activities, financial results and reputation may also be negatively affected, particularly as a result of penalties, fines, disgorgements, compensatory damages, third-party litigation, including with competitors, the formal or informal exclusion from public invitations to tender, or the loss of business licenses or permits. Additional expenses and provisions, which could be material, may need to be recorded in the future for penalties, fines, damages or other charges in connection with the investigations.

As previously reported, the Company is following up on evidence of bank accounts and the amounts of the funds deposited therein in various locations. Certain funds have been frozen by authorities. During fiscal 2010, the Company recognized an amount of €40 million in Other operating income from the agreed recovery of funds from one of these accounts.

Civil litigation

As previously reported, Siemens AG reached a settlement with nine out of eleven former members of the Managing and Supervisory Board on December 2, 2009. The settlement relates to claims of breaches of organizational and supervisory duties in view of the accusations of illegal business practices that occurred in the course of international business transactions in the years 2003 to 2006 and the resulting financial burdens for the Company. The Annual Shareholders’ Meeting approved all nine settlements between the Company and the former members of the Managing and Supervisory Board on January 26, 2010. The shareholders also approved a settlement agreement between the Company and its directors and officers insurers regarding claims in connection with the D&O insurance of up to €100 million. Siemens recorded €96 million gains, net of costs, from the D&O insurance and the nine settlements. On January 25, 2010, Siemens AG filed a lawsuit with the Munich District Court I against the two former board members who were not willing to settle, Thomas Ganswindt and Heinz-Joachim Neubürger, which is currently pending.

As previously reported, in June 2008, the Republic of Iraq filed an action requesting unspecified damages against 93 named defendants with the United States District Court for the Southern District of New York on the basis of findings made in the “Report of the Independent Inquiry Committee into the United Nations Oil-for-Food Programme.” Siemens S.A.S. France, Siemens A.Ş. Turkey and OSRAM Middle East FZE, Dubai, are among the 93 named defendants. Process was served upon all three Siemens subsidiaries. The three Siemens subsidiaries will defend themselves against the action.

As previously reported, Siemens was approached by a competitor to discuss claims it believed it had against the Company. The alleged claims related to allegedly improper payments by the Company in connection with the procurement of public and private contracts. Siemens and the competitor were able to resolve the matter on mutually agreeable terms.

As previously reported, a securities class action was filed in December 2009 against Siemens AG with the United States District Court for the Eastern District of New York seeking damages for alleged violations of U.S. securities laws. In March 2011, the Court granted the Company’s motion to dismiss the action. The plaintiffs’ motion to reconsider was denied by the court. Plaintiffs did not appeal the court’s decision. Accordingly, the dismissal is final.

ANTITRUST PROCEEDINGS

As previously reported, in February 2007, the European Commission launched an investigation into possible antitrust violations involving European producers of power transformers, including Siemens AG and VA Technologie AG (VA Tech), which Siemens acquired in July 2005. The German Antitrust Authority (Bundeskartellamt) has become involved in the proceeding and is responsible for investigating those allegations that relate to the German market. Power transformers are electrical equipment used as major components in electric transmission systems in order to adapt voltages. On October 7, 2009, the European Commission imposed fines totaling €67.644 million on seven companies with regard to a territorial market sharing agreement related to Japan and Europe. Siemens was not fined because it had voluntarily disclosed this aspect of the case to the authorities. The German Antitrust Authority continues its investigation with regard to the German market. Siemens is cooperating with the German Antitrust Authority in the ongoing investigation.

As previously reported, in April 2007, Siemens AG and former VA Tech companies filed actions before the European Court of First Instance in Luxemburg against the decisions of the European Commission dated January 24, 2007, to fine Siemens and former VA Tech companies for alleged antitrust violations in the European Market of high-voltage gas-insulated switchgear between 1988 and 2004. Gas-insulated switchgear is electrical equipment used as a major component for power substations. The fine imposed on Siemens AG amounted to €396.6 million and was paid by the Company in 2007. The fine imposed on former VA Tech companies, which Siemens AG acquired in July 2005, amounted to €22.1 million. In addition, former VA Tech companies were declared jointly liable with Schneider Electric for a separate fine of €4.5 million. In March 2011, the European Court of First Instance dismissed the case regarding the fine imposed on Siemens AG and re-calculated the fines for the former VA Tech companies. Former VA Tech companies were declared jointly liable with Schneider Electric for a fine of €8.1 million. Siemens AG and former VA Tech companies have appealed the decision.

In addition to these proceedings, authorities in Brazil, the Czech Republic and Slovakia are conducting investigations into comparable possible antitrust violations. In October 2010, the High Court of New Zealand dismissed corresponding charges against Siemens.

In January 2010, the European Commission launched, as previously reported, an investigation related to previously reported investigations into potential antitrust violations involving producers of flexible current transmission systems in New Zealand and the U.S. including, among others, Siemens AG. In April 2010, authorities in South Korea and Mexico informed the Company that similar proceedings had been initiated. All official investigations in connection with flexible power transmission systems have been closed. Siemens had been cooperating with all authorities.

As previously reported, in October 2007, upon the Company’s appeal, a Hungarian competition court reduced administrative fines imposed on Siemens AG for alleged antitrust violations in the market of high-voltage gas-insulated switchgear from €0.320 million to €0.120 million and from €0.640 million to €0.110 million regarding VA Technologie AG. The Company and the Competition Authority both appealed the decision. In November 2008, the Court of Appeal confirmed the reduction of the fines. In December 2008, the Competition Authority, based on alleged breaches of law, filed an extraordinary appeal with the Supreme Court. In December 2009, Siemens AG was notified that the Supreme Court had remanded the case to the Court of Appeal, with instructions to take a new decision on the amount of the fines. The extraordinary appeal from the

Competition Authority was rejected with legally binding effect by the Court of Appeal in January 2010. In April 2010, the Competition Authority filed another extraordinary appeal with the Supreme Court. In April 2011, the Supreme Court sustained the extraordinary appeal of the Competition Authority and remanded the case for a new decision to another chamber of the Court of Appeal. In September 2011, the Court of Appeal confirmed the original administrative fines. This decision is not appealable.

In September 2011, the Israeli Antitrust Authority requested Siemens to present its legal position regarding an alleged anti-competitive arrangement between April 1988 and April 2004 in the field of gas-insulated switchgear. Siemens is cooperating with the authority.

In connection with the January 24, 2007 decision of the European Commission regarding alleged antitrust violations in the high-voltage gas-insulated switchgear market, claims are being made against Siemens. Among others, a claim was filed by National Grid Electricity Transmission Plc. (National Grid) with the High Court of England and Wales in November 2008. Twenty-one companies have been named as defendants, including Siemens AG and various of its subsidiaries. National Grid asserts claims in the aggregate amount of approximately £249 million for damages and compound interest. Siemens believes National Grid’s claim to be without merit. As discussed, the European Commission’s decision has been appealed to the European Court of First Instance. On June 12, 2009, the High Court granted a stay of the proceedings pending before it until three months after the later of the outcome of the appeal to the European Court of First Instance or any subsequent appeals to the European Court of Justice. In June 2009, the Siemens defendants filed their answers to the complaint and requested National Grid’s claim to be rejected. Discovery is ongoing.

As previously reported, in November 2010, the Greek Competition Authority searched the premises of Siemens S.A. in Athens in response to allegations of anti-competitive practices in the field of telecommunication and security. Siemens is cooperating with the authority.

As previously reported, in December 2010 and in March 2011, the Turkish Antitrust Authority searched the premises of several diagnostic companies including, among others, Siemens Healthcare Diagnostik Ticaret Limited Sirketi in Istanbul, in response to allegations of anti-competitive agreements. Siemens is cooperating with the authority.

As previously reported, on February 11, 2010, the Italian Antitrust Authority searched the premises of several healthcare companies, among others those of Siemens Healthcare Diagnostics S.r.l. and Siemens S.p.A. The investigation addresses allegations of anti-competitive agreements in relation to a tender of the procurement entity for the public healthcare sector in the region of Campania for the supply of medical equipment in 2009. On May 5, 2011, the Italian Antitrust Authority sent a Statement of Objections to the companies under investigation which confirmed that the proceedings against Siemens Healthcare Diagnostics S.r.l. were closed, but accused Siemens S.p.A. of having participated in an anti-competitive arrangement. On August 5, 2011, the Italian Antitrust Authority fined several companies, including Siemens S.p.A. for alleged anti-competitive behavior. The fine imposed on Siemens S.p.A. amounts to €1.1 million. The company appealed the decision.

In September 2011, the Competition Commission of Pakistan requested Siemens to present its legal position regarding an alleged anti-competitive arrangement since 2007 in the field of transformers and air-insulated switchgears. Siemens is cooperating with the authority.

In October 2011, the local Antitrust Authority in Rovno, Ukraine, notified DP Siemens Ukraine of an investigation into anti-competitive practices in connection with a delivery of medical equipment to a public hospital in 2010. Siemens is cooperating with the authority.

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

On November 25, 2008, Siemens AG and the insolvency administration of BenQ Mobile GmbH & Co. OHG announced that they had reached a settlement after constructive discussions that began in 2006. In the settlement agreement, Siemens AG agreed to a gross payment of €300 million, which was made in December 2008. As of September 30, 2011, the total net payment amounted to approximately €255 million after taking into account the payments made by the insolvency administrator to Siemens.

As previously reported, Siemens AG is a member of a supplier consortium that has been contracted to construct the nuclear power plant “Olkiluoto 3” in Finland for Teollisuuden Voima Oyj (TVO) on a turnkey basis. Siemens AG’s share of the consideration to be paid to the supplier consortium under the contract is approximately 27%. The other member of the supplier consortium is a further consortium consisting of Areva NP S.A.S. and its wholly-owned subsidiary, Areva NP GmbH. The agreed completion date for the nuclear power plant was April 30, 2009. Completion of the power plant has been delayed for reasons which are in dispute. In December 2008, the supplier consortium filed a request for arbitration against TVO demanding an extension of the construction time, additional compensation, milestone payments, damages and interest. In June 2011, the supplier consortium increased its monetary claim; it now amounts to €1.94 billion. In April 2009, TVO rejected the claims and made counterclaims against the supplier consortium. These consist primarily of damages due to the delay amounting to approximately €1.43 billion based on an estimated completion of the plant in June 2012 with a delay of 38 months. Since then the estimated time of completion of the plant has been further delayed, which could increase the counterclaims. TVO has recently estimated in a press release that the start of the regular operation of the plant could be postponed until 2014. The estimated completion of the plant is currently under evaluation. The final phases of the plant completion will require the full cooperation of all parties involved.

As previously reported, Siemens AG terminated its joint venture with Areva S.A. (Areva) in early 2009. Thereafter Siemens AG entered into negotiations with the State Atomic Energy Corporation Rosatom (Rosatom) with a view to forming a new partnership active in the construction of nuclear power plants, in which it would be a minority shareholder. In April 2009, Areva filed a request for arbitration with the ICC against Siemens AG. Areva sought an order enjoining Siemens AG from pursuing such negotiations with Rosatom, a declaration that Siemens AG is in material breach of its contractual obligations and a reduction of the price payable to Siemens AG for its stake in the Areva NP S.A.S. joint venture. The final award of the arbitral tribunal was notified on May 19, 2011. According to this award, Siemens had to pay Areva liquidated damages of €648 million plus interest. Pursuant to the arbitral award, the disputed non-compete obligation was reduced to four years (ending on September 25, 2013).

As previously reported, Siemens is involved in a power plant construction project in the United States in which one of the other parties to the project filed an arbitration proceeding in June 2011 asserting material claims against certain other parties to the project. While no claims are being asserted against Siemens in the arbitration at this time, it is possible that such claims against Siemens may follow as matters progress.

As previously reported, OSRAM is party to a number of patent lawsuits involving Samsung group companies and LG group companies. On the one hand, OSRAM has sued Samsung group companies and/or LG group companies in the U.S., South Korea, Germany, China and Japan for patent infringements, and is requesting injunctions against unauthorized use of the asserted patents and, in some cases, import bans and compensation. In addition, OSRAM has commenced patent invalidation lawsuits relating to LG patents and Samsung patents on Light Emitting Diode (LED) technology in South Korea and relating to LG patents on LED technology in China.

Samsung group companies and/or LG group companies have, on the other hand, initiated patent invalidation lawsuits relating to OSRAM patents on LED technology, in particular white LEDs, in South Korea, Germany, China and Japan. In addition, Samsung group companies and/or LG group companies have filed patent infringement lawsuits in various jurisdictions, such as the U.S., South Korea and China, requesting injunctions against unauthorized use of the asserted patents and, in some cases, import bans and compensation from OSRAM. The patent infringement lawsuits initiated by LG group companies partly involve direct and indirect customers of OSRAM. OSRAM is defending itself in these lawsuits.

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

In July 2008, Hellenic Telecommunications Organization S.A. (OTE) filed a lawsuit against Siemens AG with the district court of Munich, Germany, seeking to compel Siemens AG to disclose the outcome of its internal investigations with respect to OTE. OTE seeks to obtain information with respect to allegations of undue influence and/or acts of bribery in connection with contracts concluded between Siemens AG and OTE from 1992 to 2006. In May 2009, OTE was granted access to the public prosecutor’s files in Greece. At the end of July 2010, OTE expanded its claim and requested payment of damages by Siemens AG of at least €57.07 million to OTE for alleged bribery payments to OTE-employees. Siemens AG is defending itself against the expanded claim.

As previously reported, Siemens A.E. entered into a subcontract agreement with Science Applications International Corporation, Delaware, USA, (SAIC) in May of 2003 to deliver and install a significant portion of a security surveillance system (the C4I project) in advance of the Olympic Games in Athens, Greece. Siemens A.E. fulfilled its obligations pursuant to the subcontract agreement. Nonetheless, the Greek government claimed errors related to the C4I-System and withheld amounts for abatement in a double-digit million € range. Furthermore, the Greek government withheld final payment in a double-digit million € range, claiming that the system had not been finally accepted. Although Siemens A.E. is not a contractual party of the Greek government, under Siemens A.E’s subcontract agreement with SAIC non-payment by the Greek government also has an economic effect on Siemens A.E. SAIC has filed for arbitration contesting all the Greek government’s claims and its ability to withhold payments. The Greek State filed, inter alia, a motion to stay the arbitration in view of the ongoing criminal investigations conducted by the Greek public prosecutor. This motion was denied by the Arbitral Tribunal in July 2011. Resolution of this dispute has been complicated by public bribery and fraud allegations against Siemens A.E. in Greece, which have resulted in extensive negative media coverage concerning the C4I system.

As previously reported, in December 2008, the Polish Agency of Internal Security (AWB) remanded into custody an employee of Siemens Healthcare Poland, in connection with an investigation regarding a public tender issued by the hospital of Wroclaw in 2008. According to the AWB, the Siemens employee and the deputy hospital director were accused of having manipulated the tender procedure. In October 2010, the investigation was closed.

Russian authorities are conducting widespread investigations regarding possible fraudulent activities of resellers and governmental officials relating to procurement of medical equipment in the public sector. As is the case with other providers of medical equipment, OOO Siemens Russia has received numerous information requests and inquiries were made on-site by the authorities regarding tenders in the public healthcare sector. OOO Siemens Russia is cooperating in the ongoing investigations which also relate to certain individual employees.

In April 2009, the Defense Criminal Investigative Service of the U.S. Department of Defense conducted a search at the premises of Siemens Medical Solutions USA, Inc. in Malvern, Pennsylvania, in connection with an investigation relating to a Siemens contract with the U.S. Department of Defense for the provision of medical equipment.

As previously reported, in June 2009, Siemens AG and two of its subsidiaries voluntarily self-reported, among others, possible violations of U.S. Export Administration Regulations to the responsible U.S. authorities. On October 4, 2011, the U.S. Department of Commerce notified Siemens that it closed its case without taking further action. On October 5, 2011, the U.S. Department of the Treasury notified Siemens that it opened an investigation. Siemens is cooperating with the authorities.

As previously reported, since July 2009 the EU Anti-Fraud Office OLAF, its Romanian equivalent DELAF and the Romanian public prosecutor DNA have been investigating allegations of fraud in connection with the 2007 award of a contract to FORTE Business Services (later Siemens IT Solutions and Services Romania) to modernize the IT infrastructure of the Romanian judiciary. On September 2, 2010, OLAF put the matter on monitoring status and decided not to open formal proceedings. DELAF referred the matter to DNA and closed its investigations. The DNA investigation is still ongoing. Siemens is cooperating with the authorities.

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

INTRODUCTION

This Form 20-F contains forward-looking statements and information—that is, statements related to future, not past, events. These statements may be identified by words such as “expects,” “looks forward to,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “project” or words of similar meaning. Such statements are based on the current expectations and certain assumptions of Siemens’ management, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect Siemens’ operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. In particular, Siemens is strongly affected by changes in general economic and business conditions as these directly impact its processes, customers and suppliers. This may negatively impact our revenue development and the realization of greater capacity utilization as a result of growth. Yet due to their diversity, not all of Siemens’ businesses are equally affected by changes in economic conditions; considerable differences exist in the timing and magnitude of the effects of such changes. This effect is amplified by the fact that, as a global company, Siemens is active in countries with economies that vary widely in terms of growth rate. Uncertainties arise from, among other things, the risk of customers delaying the conversion of recognized orders into revenue or cancelling recognized orders, of prices declining as a result of adverse market conditions by more than is currently anticipated by Siemens’ management or of functional costs increasing in anticipation of growth that is not realized as expected. Other factors that may cause Siemens’ results to deviate from expectations include developments in the financial markets, including fluctuations in interest and exchange rates (in particular in relation to the US$, British £ and the currencies of emerging markets such as China, India and Brazil), in commodity and equity prices, in debt prices (credit spreads) and in the value of financial assets generally. Any changes in interest rates or other assumptions used in calculating obligations for pension plans and similar commitments may impact Siemens’ defined benefit obligations and the anticipated performance of pension plan assets resulting in unexpected changes in the funded status of Siemens’ pension and other post-employment benefit plans. Any increase in market volatility, deterioration in the capital markets, decline in the conditions for the credit business, uncertainty related to the subprime, financial market and liquidity crises, including the sovereign debt crisis in the Eurozone, or fluctuations in the future financial performance of the major industries served by Siemens may have unexpected effects on Siemens’ results. Furthermore, Siemens faces risks and uncertainties in connection with: disposing of business activities, certain strategic reorientation measures, including reorganization measures relating to its segments; the performance of its equity interests and strategic alliances; the challenge of integrating major acquisitions, implementing joint ventures and other significant portfolio measures; the performance, measurement criteria and composition of its environmental portfolio; the introduction of competing products or technologies by other companies or market entries by new competitors; changing competitive dynamics (particularly in developing markets); the risk that new products or services will not be accepted by customers targeted by Siemens; changes in business strategy; the interruption of our supply chain, including the inability of third parties to deliver parts, components and services on time resulting for example from natural disasters; the outcome of pending investigations, legal proceedings and actions resulting from the findings of, or related to the subject matter of, such investigations; the potential impact of such investigations and proceedings on Siemens’ business, including its relationships with governments and other customers; the potential impact of such matters on Siemens’ financial statements, and various other factors. More detailed information about certain of the risk factors affecting Siemens is contained throughout this report and in Siemens’ other filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens neither intends to, nor assumes any obligation to, update or revise these forward-looking statements in light of developments which differ from those anticipated.

The following discussion of our financial condition and results of operations should be read in conjunction with our Consolidated Financial Statements and the related Notes prepared in accordance with IFRS, as issued by the IASB and as adopted by the EU, as described in Item 18: Financial Statements—Notes to Consolidated Financial Statements as of, and for the years ended, September 30, 2011, 2010 and 2009. Due to rounding, numbers presented throughout this Form 20-F may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

In this report, we present a number of supplemental financial measures that are or may be “non-GAAP financial measures” as defined in the rules of the SEC. For definitions of these financial measures and a discussion of the most directly comparable IFRS financial measures, the usefulness of Siemens’ supplemental financial measures, the limitations associated with these measures and reconciliations to the most comparable IFRS financial measures, see Item  5: Operating and financial review and prospects—Supplemental financial measures.

BUSINESS AND OPERATING ENVIRONMENT

THE SIEMENS GROUP—ORGANIZATION AND BASIS OF PRESENTATION

We are a globally operating, integrated technology company with core activities in the fields of industry, infrastructure, energy and healthcare, and we occupy leading market positions worldwide in the majority of our businesses. We can look back on a successful history spanning more than 160 years, with groundbreaking and revolutionary innovations such as the invention of the dynamo, the first commercial light bulb, the first electric streetcar, the construction of the first public power plant, and the first images of the inside of the human body. On a continuing basis, we have 360,000 employees as of September 30, 2011 and business activities in around 190 countries and reported consolidated revenue of €73.515 billion in fiscal 2011. We operate in excess of 285 major production and manufacturing plants worldwide. In addition, we have office buildings, warehouses, research and development facilities or sales offices in almost every country in the world.

Siemens comprises Siemens AG, a stock corporation under the Federal laws of Germany, as the parent company and a total of about 1,000 legal entities, including minority investments. Our Company is incorporated in Germany, with our corporate headquarters situated in Munich. Siemens operates under the leadership of its Managing Board, which comprises the Chief Executive Officer (CEO) and Chief Financial Officer (CFO) of Siemens as well as the heads of selected corporate functions and the CEOs of the Sectors.

Our fundamental organizational principles are:

•	the CEO principle,

•	end-to-end business responsibility of the Sectors, Divisions and Business Units, and

•	the unrestricted right of selected corporate functions to issue instructions in relation to a function to the extent legally permissible.

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

Our Sectors, Divisions, Business Units and Financial Services (SFS) are “global entrepreneurs” and have end-to-end business responsibility worldwide, including with regard to their operating results. They therefore have “right of way” over the Clusters and Countries in business matters. The regional units (Clusters and Countries) are responsible for the local customer relationship management and for implementing the business strategies of the Sectors and SFS as well as the requirements set by the corporate functions.

In addition to their particular authority to issue binding company-wide guidelines and to their monitoring and coordinating responsibilities, the heads of selected corporate functions (Finance and Controlling, Legal and Compliance, Human Resources and Supply Chain Management, for example) have an unrestricted right to issue instructions in relation to a function across all parts of the Company to the extent legally permissible.

Below the Managing Board, Siemens is structured organizationally into Sectors, SFS which acts as business partner for the Sectors and also conducts its own business with external customers, Cross-Sector Services that support other Siemens units, Corporate Units with specific corporate functions, and regional Clusters. The Sectors are principally broken down into Divisions and these in turn into Business Units.

In fiscal 2011, our business activities focused on three Sectors, Industry, Energy and Healthcare, which formed three of our reportable segments. In addition to these three Sectors, we had two additional reportable segments: Equity Investments and SFS.

During fiscal 2011, we initiated a change in the organizational structure of our Sectors which became effective October 1, 2011. Beginning with fiscal 2012, we formed a fourth Sector, Infrastructure & Cities, in order to benefit from the growth of urban centers and the demand for infrastructure solutions. The new Sector comprises the activities of the Industry Sector’s Divisions Building Technologies and Mobility and the Energy Sector’s activities of the Power Distribution Division, including Smart Grid applications. The new Sector also holds the Atos S.A. (AtoS) shares and the convertible bond which Siemens received following the sale of Siemens IT Solutions and Services to AtoS. Furthermore the new Sector will include Siemens’ interest in OSRAM AG (formerly OSRAM GmbH), following its planned public offering. Until completion of the public offering, OSRAM AG remains a separate business directly reporting to the Managing Board of Siemens AG. The timing of the public offering depends on market conditions. We intend to retain a minority stake in OSRAM AG and to remain a long-term anchor shareholder. For further information, see Item 4: Information on the Company—Portfolio activities, Item 5: Operating and financial review and prospects—Fiscal 2011 compared to fiscal 2010—Fiscal 2010—Financial summary as well as Item 18: Financial Statements—Notes to Consolidated Financial Statements. Financial reporting for fiscal 2011 continued to be based on the organizational structure effective until September 30, 2011. The Healthcare Sector was not affected by the reorganization. For further information concerning the organizational changes see Item 4: Information on the Company—Description of business.

During fiscal 2011, our Industry Sector offered a complete spectrum of products, services and solutions for the efficient use of resources and energy, and improvements of productivity in industry and infrastructure. Its integrated technologies and holistic solutions addressed primarily industrial customers, such as process and manufacturing industries, and infrastructure customers, especially in the areas of transport, buildings and utilities. The portfolio spanned industry automation and drives products and services, building and mobility solutions and services, and system integration and solutions for plant businesses. Until the end of fiscal 2011, our Industry Sector comprised the five Divisions, Industry Automation, Drive Technologies, Building Technologies, Industry Solutions and Mobility. Many of the business activities of Industry Automation are characterized by relatively short business cycles and as such are influenced by prevailing economic conditions. In contrast, the longer-cycle business activities of the Mobility Division are less affected by short-term trends. During fiscal 2011, we announced our plan to publicly list our subsidiary OSRAM AG, formerly reported as a Division within the Industry Sector. Following the announcement, the business was classified as discontinued operations. Results for prior years are presented on a comparable basis. As of September 30, 2011, the Industry Sector had 174,000 employees, and in fiscal 2011 reported external revenue of €31.635 billion. Of this figure, 54% was attributable to the region comprising Europe, the Commonwealth of Independent States (C.I.S.), Africa and the Middle East, 23% to the Americas, and 23% to Asia, Australia. The largest single national market for the Industry Sector is Germany, with 22% of external revenue for the Sector during fiscal 2011. Following the organizational changes which became effective as of October 1, 2011, the Industry Sector focuses solely on industry customers and is reinforcing its service business. The Industry Solutions Division was dissolved and its business activities divided up among the Industry Automation Division, the Drive Technologies Division and the sector-led Metals Technologies Business Unit. In addition, a new Customer Services Division was formed, which bundles all service activities of the Industry Sector. Thus, beginning with fiscal 2012, the Sector consists of the Divisions Industry Automation, Drive Technologies and Customer Services and the sector-led Metals Technologies Business Unit. Financial results relating to the Customer Services Division are reported in the Industry Automation and Drive Technologies Divisions as well as in the Metals Technologies Business Unit.

Our Energy Sector offers a wide spectrum of products, services and solutions for the generation, transmission and distribution of power, and the extraction, conversion and transport of oil and gas. It primarily addresses the needs of energy providers, but also serves industrial companies, particularly in the oil and gas industry. The Energy Sector covers the whole energy conversion chain. During fiscal 2011, our Energy Sector was made up of the six Divisions Fossil Power Generation, Renewable Energy, Oil & Gas, Energy Service, Power Transmission and Power Distribution. Financial results relating to the Energy Service Division are reported in the Divisions Fossil Power Generation and Oil & Gas. Many of the business activities of our Energy Sector are characterized by relatively long-term projects and as such are relatively independent of short-term economic conditions. As of September 30, 2011, the Energy Sector had 98,000 employees and reported external revenue of €27.285 billion for fiscal 2011. Thereof, 56% was attributable to Europe, C.I.S., Africa, Middle East, 28% to the Americas, and 16% to Asia, Australia. The U.S. was the largest single national market for Energy in fiscal 2011, accounting for 16% of external revenue for the Sector. Following the organizational changes which became effective as of October 1, 2011, the Sector’s Renewable Energy Division was split into a Wind Power Division and a Solar & Hydro Division.

Our Healthcare Sector offers customers a comprehensive portfolio of medical solutions across the value-added chain—ranging from medical imaging to in vitro diagnostics to interventional systems and clinical information technology systems—all from a single source. In addition, the Sector provides technical maintenance, professional and consulting services, and, together with SFS, financing to assist customers in purchasing the Sector’s products. The Sector comprises the three Divisions Imaging & Therapy Systems, Clinical Products and Diagnostics. Furthermore, the Sector consists of the Sector Operational Unit Customer Solutions that manages the sales and service organization as well as the Business Unit covering hospital information systems and Audiology Solutions, a sector-led Business Unit that provides hearing aids. In addition to the financial results for the Sector, financial results are also reported externally for the Diagnostics Division. The Sector’s business activities are relatively unaffected by short-term economic trends but are dependent on regulatory and policy developments around the world. As of September 30, 2011, the Healthcare Sector had 51,000 employees, and in fiscal 2011 reported external revenues of €12.463 billion. Of this figure, 36% was attributable to the region comprising Europe, C.I.S., Africa and the Middle East, 42% to the Americas, and 22% to Asia, Australia. By far the largest single national market for Healthcare is the U.S., with 35% of external revenue for the Sector during fiscal 2011.

In general, the segment Equity Investments comprises equity stakes held by Siemens that are accounted for by the equity method, at cost or as current available-for-sale financial assets and are not allocated to a Sector, SFS, Centrally managed portfolio activities, Siemens Real Estate (SRE), Corporate items or Corporate Treasury for strategic reasons. Our main investments within Equity Investments are our stake of approximately 50.0% in Nokia Siemens Networks B.V. (NSN), our 50.0% stake in BSH Bosch und Siemens Hausgeräte GmbH (BSH) as well as our 49.0% stake in Enterprise Networks Holdings B.V. (EN).

Financial Services (SFS) is an international provider of financial solutions in the business-to-business area. SFS supports Siemens as well as third parties in the industry areas of industry, infrastructure, energy, and healthcare. SFS finances infrastructure, equipment and working capital and supports and advises Siemens concerning financial risk and investment management. By integrating financing expertise and industrial know-how, SFS creates value for its customers and helps them strengthen their competitiveness. As of September 30, 2011, SFS had 3,000 employees.

Within this report, we provide financial measures for our three Sectors and for eleven Divisions of our Sectors. These financial measures include: new orders, revenue, profit and profit margin. For Equity Investments we report profit, and for SFS we report profit and total assets. Free cash flow and further information is reported for each reportable segment in the Notes to Consolidated Financial Statements. For information related to the definition of these financial measures and to the reconciliation of segment financial measures to the Consolidated Financial Statements, see Item 5: Operating and financial review and prospects—Supplemental financial measures as well as Item 18: Financial Statements—Notes to Consolidated Financial Statements.

On a geographic basis, Siemens was subdivided into 17 Regional Clusters as of September 30, 2011, which are in turn assigned to one of our three reporting regions. We report financial measures for these three regions:

In addition, we report financial information at group level for certain major countries within each region, including Germany (within the region Europe, C.I.S., Africa, Middle East), the U.S. (within the region Americas), and China and India (within the region Asia, Australia).

FINANCIAL PERFORMANCE MEASURES

This section on financial performance measures describes several measures that are or may be non-GAAP financial measures. Other companies that report or describe similarly titled financial measures may calculate them differently. For further information about these measures, please see Item 5: Operating and financial review prospects—Supplemental financial measures.

As of the beginning of fiscal 2011, we introduced One Siemens—our framework for sustainable value creation; for further information see Item 4: Information on the Company—Strategy—Strategy of the Siemens Group. As part of One Siemens, we have developed a financial target system for capital-efficient growth that we believe will drive the value of our Company. Our goal is to achieve continuous improvement relative to the market and our competitors. The financial target system of One Siemens defines indicators for revenue growth, capital efficiency and profitability, the optimization of our capital structure, and our dividend policy. In addition, we set hurdle rates that generally need to be considered before acquisitions are executed.

Revenue growth

We believe that an important driver for increasing our Company’s value over the long term is profitable revenue growth. Specifically, our goal is to grow our revenue faster than the average revenue growth of our most relevant competitors. For purposes of comparison to the revenue growth of our competitors, our revenue growth is calculated as the growth rate of reported revenue (as presented in the Consolidated Financial Statements). In fiscal 2011 and 2010 reported revenue growth was 7% and (2)%, respectively. Revenue growth adjusted for currency translation and portfolio effects was 7% and (3)% for fiscal 2011 and 2010, respectively.

Capital efficiency and profitability

Our aim is to work profitably and as efficiently as possible with the capital of our shareholders and lenders. As part of One Siemens, we monitor our capital efficiency using adjusted return on capital employed, or ROCE (adjusted), which is reported on a continuing operations basis. This measure assesses our income generation from the point of view of our shareholders and lenders. ROCE (adjusted) is defined as income from continuing operations before interest after tax divided by average capital employed. For information on the calculation of ROCE (adjusted) and its components, see Item 5: Operating and financial review prospects—Supplemental financial measures. Our target is to achieve a ROCE (adjusted) of 15% to 20%. Siemens’ weighted average cost of capital (WACC) is currently estimated at approximately 7.5%. ROCE (adjusted) in the fiscal years 2011 and 2010 was 24.0% and 13.4%, respectively.

In line with common practice in the financial services industry, return on equity after tax, or ROE (after tax), is used as our financial indicator for measuring capital efficiency at Financial Services (SFS). We define ROE (after tax) as SFS’ profit after tax, divided by SFS’ average allocated equity. For purposes of calculating ROE (after tax), the relevant income tax is calculated on a simplified basis, by applying an assumed 30% flat tax rate to SFS’ profit, excluding income (loss) from investments accounted for using the equity method, net, which is basically net of tax already, and tax-free income components and other components which have already been taxed or are basically tax free. For information on the calculation of ROE (after tax) and its components, see Item 5: Operating and financial review prospects—Supplemental financial measures. Our goal is to achieve ROE (after tax) of 15% to 20% at SFS. ROE (after tax) at SFS was 22.6% for fiscal 2011 and 24.8% for fiscal 2010.

We intend to maintain and further improve the profitability of our businesses. Our goal is to achieve margins comparable to the best competitors within our industries—throughout the entire business cycle. Our adjusted EBITDA margins are defined as the ratio of adjusted EBITDA (as presented in Item 5: Operating and financial review and prospects—Reconciliation to adjusted EBITDA (continuing operations)) to revenue (as presented in Item 18: Financial Statements—Notes to Consolidated Financial Statements). We have defined adjusted EBITDA margin ranges for the respective industries of our three Sectors. These margin ranges are 10% to 15% for the industries that our Industry and Energy Sectors operate in, and 15% to 20% in the healthcare industry. The adjusted EBITDA margin for our Industry Sector was 13.3% in fiscal 2011, up from 11.4% in the prior year. The adjusted EBITDA margin for Energy was 14.3% in the current fiscal year, compared to 14.7% a year earlier. Healthcare’s adjusted EBITDA margin was 15.7% in fiscal 2011, down from 20.1% in fiscal 2010. As of the beginning of fiscal 2012, concurrent with the launch of the new Infrastructure & Cities Sector, we have defined new margin ranges for the industries relevant to that Sector and the Industry Sector in its new composition. These margin ranges are 8% to 12% and 11% to 17%, respectively. The margin ranges for the industries relevant to our Energy and Healthcare Sectors remain unchanged.

Capital structure

Sustainable profit and revenue can be achieved only on the basis of a healthy capital structure. A key consideration for us in this regard is the maintenance of ready access to the capital markets through various debt products and the preservation of our ability to repay and service our debt obligations over time. Therefore, we use the ratio of adjusted industrial net debt to adjusted EBITDA for optimizing our capital structure. For information on this calculation and its components, see Item 5: Operating and financial review prospects—Liquidity and capital resources—Capital structure and Item 5: Operating and financial review prospects—Supplemental financial measures. Our goal is to achieve a ratio in the range of 0.5—1.0. Our capital structure ratios in the fiscal years 2011 and 2010 were (0.14) and 0.22, respectively.

Dividend policy

As part of One Siemens, we intend to provide an attractive dividend payout to our investors. We have therefore established a dividend policy of proposing an annual dividend representing 30% to 50% of net income which for these purposes we adjust to exclude selected exceptional non-cash effects. We intend to fund the dividend payout from our generated Free cash flow. The Managing Board has proposed a dividend of €3.00 per share of the fiscal 2011 earnings of Siemens AG, representing a total payout of €2.6 billion based on shares outstanding as of September 30, 2011. Payment of the proposed dividend is contingent upon approval by Siemens shareholders at the Annual Shareholders’ Meeting on January 24, 2012. Based on this proposal, the dividend payout percentage would be 41% for fiscal 2011 based on net income of €6.321 billion. The percentage for fiscal 2010 was 46% based on a total dividend payout of €2.356 billion and net income of €4.068 billion. The net income for fiscal 2010 was adjusted for exceptional non-cash-effects of €1.069 billion related to impairment charges at Diagnostics.

Additional indicators

In addition to the financial indicators discussed above, we use several other metrics to assess the economic success of our business activities. To determine whether a particular investment is likely to generate value for Siemens, we use net present value or economic value added (EVA™). EVA™ considers the cost of capital in calculating value creation by comparing the expected earnings of an investment against the cost of capital employed. EVA™ is also an indicator for measuring capital efficiency in our Sectors and SFS.

To measure our liquidity management, we analyze the net working capital turns of our operating activities, as well as the capital expenditure rate, defined as the ratio of additions to intangible assets and property, plant and equipment and additions to assets held for rental in operating leases to depreciation and impairments of property, plant and equipment, net of reversals of impairments as well as amortization and impairments of intangible assets, net of reversals of impairments (as presented in Item 18: Financial Statements—Notes to Consolidated Financial Statements). Goodwill impairment is excluded. For our capital expenditure rate, we have set a target range of 95% to 115%. For further information, see Item 5: Operating and financial review prospects—Liquidity and capital resources—Capital resources and requirements. In addition, we set hurdle rates that generally need to be considered before acquisitions are executed. In general, acquisitions need to be accretive to EVA™ within two years after the closing of the transaction and need to be in line with our ROCE (adjusted) target within three years after the integration.

ECONOMIC ENVIRONMENT

Worldwide economic environment

The global economy is continuing to recover in 2011, although the pace of growth has slowed considerably as the year has progressed. On the one hand, this slowdown is cyclical, as a normal response to the strong recovery process of last year. At the same time, however, economic growth is also being inhibited by the savings and consolidation policies adopted by most industrialized countries. Furthermore, the rising uncertainty caused by the escalating sovereign debt crisis in a number of industrialized countries, as well as concerns about the stability of the banking sector are having a negative impact on investment and private consumer spending. IHS Global Insight is predicting overall growth of 3.0% in global gross domestic product (GDP) in 2011—driven by high dynamic growth experienced by emerging economies—following a growth in global GDP of 4.2% in real terms in 2010.

From a regional perspective, IHS Global Insight predicts that the Europe, C.I.S., Africa, Middle East region will see economic growth of 2.3% compared to growth of 2.7% in 2010. Within the region, the countries in our Africa Cluster are experiencing the highest GDP growth rate with 4.3%, down from a 4.6% GDP growth rate a year earlier. This development is favored in part by high commodity prices, and also by this region’s relative independence in terms of global economic trends. The C.I.S. countries are also profiting from the development of commodity prices. IHS Global Insight predicts that the C.I.S. GDP will grow by 4.3% in 2011 following a 4.5% growth in GDP reported a year earlier. The Middle East Cluster can expect a downturn in investments and tourism stemming from social and political instability in some countries. With forecasted GDP growth of 2.8%, this cluster will probably fall far short of the growth levels achieved last year. Within Europe, there is a significant divergence in economic trends for 2011—as was also the case a year earlier. A number of countries in Northern and Central Europe are significant growth drivers in the region. IHS Global Insight expects Germany to see its GDP grow by 3.0% based on its strong export economy. Last year the German GDP grew by 3.7%. In 2011, our cluster Central Eastern Europe is expected to grow by 4.2% following the 4.3% recorded a year earlier. The GDP is expected to stagnate or even contract in several southern and western European countries that have been hit particularly hard by the sovereign debt crisis in 2011. The European Union is experiencing a significant downturn in GDP growth as the year progresses. This is exacerbated by high commodity prices, efforts to reduce public spending and the escalating sovereign debt crisis, which is undercutting consumer and producer confidence.

In the Americas region, GDP growth in 2011 is slowing down perceptibly compared with last year. For this region IHS Global Insight predicts GDP growth of 2.3% for 2011 following growth of 3.7% achieved in 2010. Growth in the U.S. is declining sharply. IHS Global Insight forecasts only a slight GDP increase of 1.7% in 2011 following the growth rate of 3.0% achieved by the U.S. in 2010. High unemployment, a persistently weak housing market and high public and private debt are having a negative impact on the key consumer sector in the U.S. The countries of Latin America, however, are growing much faster. The main growth drivers are those countries that export raw materials, such as Argentina, Peru, Chile and Uruguay. In contrast, GDP growth in Brazil is dipping significantly. The strengthening of the country’s currency (the Brazilian real) coupled with the government’s efforts to curb inflation have contributed to the slowdown. After GDP growth of 7.5% in 2010, IHS Global Insight forecasts that Brazil is experiencing an increase of 3.6% in GDP for 2011.

Growth in the Asia, Australia region in 2011 is also comparatively muted, although GDP is expected to climb at a markedly stronger pace than that of the other two reporting regions. IHS Global Insight forecasts GDP growth of 4.6% in 2011 following an increase of 7.1% in 2010. Key factors triggering this decline were the catastrophic earthquake and tsunami in Japan which temporarily brought not only the nation’s economy but also the supply chain in other Asian countries to a standstill. According to IHS Global Insight, Japan’s GDP is expected to decline by 0.6% in 2011, whereas it increased by 4.0% in 2010. China continues to record strong GDP growth. IHS Global Insight predicts GDP growth of 9.3% in China in 2011 following the 10.3% growth in GDP reported a year earlier. Although investments are declining somewhat as economic stimulus packages wind down, China continues to be the most important growth driver for the global economy in 2011. Driven by its domestic consumer market, India also continues to see strong GDP growth in 2011. IHS Global Insight forecasts GDP growth of 7.5% for India in 2011 following the 8.8% growth achieved in 2010.

A key factor for Siemens, as a plant and infrastructure provider, is the trend in gross fixed investments, one of the ways in which gross domestic product is used. This trend is heavily influenced by fluctuations in the economic cycle. IHS Global Insight is predicting growth of 5.7% in gross fixed investments for 2011 following an increase of 5.3% in 2010. In the Europe, C.I.S., Africa, and Middle East region, which, with a 1.1% increase in gross fixed investments a year earlier, experienced the weakest growth rate of any of our reporting regions, IHS Global Insight expects gross fixed investment growth of 4.0% in 2011. One of the key growth drivers in the region is Germany. Here growth is expected to accelerate to 7.5% in 2011, according to IHS Global Insight. Last year’s figure was 5.2%. For the Americas region, IHS Global Insight forecasts 5.1% growth in gross fixed investments, down from 5.4% achieved in 2010. While gross fixed investments in the U.S. are expected to increase by 3.4% in 2011, up from 2.0% reported last year, growth in Brazil declined to a normal level and is estimated to reach 6.5% in 2011. In 2010, growth in Brazil was exceptionally high at 21.8%. Gross fixed investments in the Asia, Australia region are expected to rise by 8.0% in 2011, according to IHS Global Insight. Last year’s figure was 9.3%. With regard to China, growth in gross fixed investments is expected to fall to 11.7% from the 13.4% reported in 2010. IHS Global Insight predicts that India’s gross fixed investments will grow by 7.9% in 2011 following the 8.6% reported a year earlier.

A key factor for Siemens as a manufacturer is manufacturing value added, a component used in calculating gross domestic product by means of the production approach. Following the exceptionally high growth rate of 9.2% recorded in 2010, IHS Global Insight forecasts 5.2% growth in manufacturing value added in 2011, with the Asia, Australia region being expected to see the strongest growth of the three reporting regions.

The partly estimated figures presented here for gross domestic product are drawn from an IHS Global Insight report dated October 15, 2011. The partly estimated figures on gross fixed investments and manufacturing value added are drawn from an IHS Global Insight report dated October 25, 2011. Siemens has not independently verified this data.

In addition to the common currency of the European Monetary Union (the euro, €) another key currency for Siemens is the US$. Following a decline of the value of the € against the US$ in the middle of the first quarter of fiscal 2011, the € continuously strengthened against the US$ until the beginning of the third quarter of the current fiscal year. After a slight decline of the € in the second month of the third quarter of fiscal 2011, the value of the € against the US$ remained nearly unchanged until the end of August 2011. The last month of fiscal 2011 was marked by a significant drop of the euro against the US$ on growing concerns over the sovereign debt crisis in a number of southern European member states of the European Monetary Union. Overall the value of the € against the US$ declined 2% compared to the end of the last fiscal year.

Our businesses are also dependent on the development of raw material prices. Key materials to which we have significant cost exposure include copper, various grades and formats of steel and aluminum. In addition, within stainless steel we have considerable exposure related to nickel and chrome alloy materials.

The monthly average price of copper (denominated in € per metric ton) increased by approximately 2% during fiscal 2011, adding to the approximately 40% price increase already absorbed in fiscal 2010. Prices for copper are pushed higher both by tightened supply and demand fundamentals and by speculative influences in the commodity markets. Nevertheless, because copper is produced in multiple locations and traded, such as across the London Metal Exchange, the risk to Siemens is primarily a price risk rather than a supply risk.

Monthly average prices of aluminum did not show a net increase during the past fiscal year, maintaining the nearly 33% rise of fiscal 2010. Aluminum prices have been supported mainly by high energy costs as well as fundamental demand. As with copper, we see developments in the aluminum market as posing a price risk, rather than a supply risk.

Steel prices showed a more fragmented picture in fiscal 2011. Prices for hot rolled coil (HRC) sheet products were under pressure, while prices for plate and long products were more firm. HRC sheet prices came down slightly after an increase of approximately 27% in fiscal 2010, pressured by a significant increase in crude steel production in China, but supported by elevated raw material costs (source: CRU, an independent business analysis and consultancy group focused on, among other things, the mining and metals sectors).

In addition to the above mentioned raw materials, we have a considerable exposure related to rare earth metals. Prices for some rare earth materials surged during the fiscal year as overall demand increased while supply remained restricted. This situation poses a significant price risk as well as supply risk for technology manufacturers, including Siemens.

Our main exposure to the prices of copper and related products, and to steel and stainless steel, is in the Sectors Industry and Energy. Our main price exposure related to aluminum is in the Industry Sector. In addition, Siemens is generally exposed to energy prices, both directly (electricity, gas, oil) and indirectly (energy used in the manufacturing processes of suppliers). Some of our continuing operations face price and supply risks related to rare earth metals, particularly the Industry Sector’s Drive Technologies Division and the Energy Sector’s Renewable Energy Division.

Siemens employs various strategies with a view to reducing the price risk in its project and product businesses, such as long-term contracting with suppliers, physical and financial hedging and price escalation clauses with customers.

Market development

According to an analysis published by IHS Global Insight on July 22, 2011, investments are expected to continue to rise in nominal terms in 2011 in all of the market segments that are significant for our Sectors, in spite of the uncertainty brought about by the debt crisis in a number of countries. While investment growth in the previous year had largely been driven by the emerging economies, the investments made by some industries have in 2011 also been rising sharply in a number of industrialized nations.

In the markets significant for the Industry Sector, investments of the transport and infrastructure industry are expected to experience the strongest growth rates in 2011, at around 23%. Last year, the investments made by this industry expanded by around 15%. In addition to continuing strong growth in emerging countries such as Brazil, India, and China, the rise in investments in this market segment is boosted by double-digit growth rates in numerous industrialized countries, especially in central and northern Europe, where investment demand had stagnated or declined in the previous year. The rate of expansion in the machine building industry in 2011 is expected to be almost at the same level. For comparison, in 2010, investments in this segment increased by around 19%. Slower growth in some Asian countries compared with the exceptionally rapid expansion of the previous year is more than offset by faster rates of expansion in a number of industrialized countries, especially in Europe. At just over 20%, investments in the chemical industry as well as the oil and gas industry are expected to outpace the previous year’s rate of expansion. In the chemical industry, China is forecasted to maintain its rapid growth rate of around 25% in 2011, virtually unchanged from the previous year. The oil and gas industry is benefiting from oil prices that have risen in line with the economic recovery. High commodity price levels are driving investments in the metals and mining sector higher in 2011; they are expected to expand by around 20%, and hence slightly faster than in the previous year. The growth drivers include China, Australia, and a number of South American countries. Investments in the transport equipment industry are expected to expand by about 19% in 2011, while growth of around 18% is anticipated for transportation services. This compares with prior-year investment growth of 13% and 14% respectively. Investments in the pulp and paper industry will rise by an estimated 18% in 2011, after around 11% in the year before. In addition to China and Brazil, a number of European countries are forecasted to record substantial increases compared with the previous year. Investments in the electrical and electronic as well as the automotive industries are expected to rise by around 18% in 2011, representing only a marginal slowdown compared with 2010. The automotive industry is expected to expand rapidly in 2011, especially in Germany, where growth was sluggish in the previous year. For the pharmaceutical industry, investment growth is estimated to reach around 18% in 2011, after around 14% in 2010. Investments in the post and logistics industry will rise by an estimated 16% in 2011, after around 11% in the year before. In addition to catch-up investments in some industrialized nations, where investments stagnated in the previous year, investments in logistics in emerging countries, such as Brazil, Russia, India, and China, remain buoyant. In the food and beverage industry, which is less susceptible to fluctuations in the economy, investments are set to grow by around 15% in 2011, similar to the growth rate recorded in the year before. In the wholesale and retail industry, which was still benefiting from rising consumer confidence at the beginning of 2011, investment is anticipated to expand by around 14%, following growth of around 8% in the previous year. Investments in the construction and real estate industry are also forecasted to expand by 14% in 2011, while investments in the public sector are set to increase by around 13%. Last year, the investments made by the two industries expanded by around 9%.

Our Energy Sector is also benefiting from the continuing economic recovery in a number of markets mentioned for the Industry Sector above in 2011. These markets include the chemical industry, the oil and gas industry, transportation services, the post and logistics sector, and the wholesale and retail sector. In addition, the significant growth in investing activities in the utilities sector is having a positive impact in 2011. After investment growth of 10% in 2010, IHS Global Insight forecasts an increase of around 18% for the current year, driven in particular by rising demand for energy in the emerging economies.

Investments within the international healthcare markets, served by our Healthcare Sector, are expected to increase by around 10% in 2011, following a rise of around 6% in the year before. This increase is likewise fueled by significantly expanding investments made by emerging countries. Significant increases in investments are also expected in some industrialized countries in Europe, however, such as Switzerland, Germany, or France. In the U.S. market, which is significant for our Healthcare Sector, investments are forecasted to grow at a below-average rate in 2011, similar to the previous year.

FISCAL 2011 COMPARED TO FISCAL 2010

FISCAL 2011—FINANCIAL SUMMARY

In fiscal 2011 we maintained our profitable growth momentum and further focused our business portfolio in alignment with our long-term strategy. Both orders and revenue grew in all Sectors and all reporting regions, and by the year’s end many of our businesses saw volumes returning to or exceeding their peak levels before the downturn. Strong execution in the Sectors throughout the year took Total Sectors profit up substantially compared to fiscal 2010. In combination with net gains related to portfolio transactions, this lifted income from continuing operations well above prior-year levels. During the fiscal year we exited a nuclear power joint venture, disposed of our IT services business and announced our plans to publicly list our lighting business. These transactions are described in more detail below. In addition, we prepared a realignment of selected business activities in order to further sharpen the focus in our Sectors Industry and Energy while creating a new Sector to focus on growth opportunities associated with urbanization and demand for infrastructure solutions. This strategic change took effect with the beginning of fiscal 2012. For further information concerning the organizational changes see Item 4: Information on the Company—Description of business.

Among other portfolio activities during fiscal 2011, we sold our 34% investment in Areva NP S.A.S. (Areva) to the majority shareholder Areva S.A. pursuant to a put notice exercised in fiscal 2009. In December 2010, Siemens and AtoS signed an option agreement which granted AtoS the right to acquire Siemens IT Solutions and Services. In February 2011, AtoS exercised its option to acquire Siemens IT Solutions and Services in exchange for 12.5 million newly issued shares in AtoS with a five-year lock-up commitment, a five-year convertible bond of €250 million (nominal value) and a cash payment of €177 million. Following the signing, we classified Siemens IT Solutions and Services as held for disposal and as discontinued operations. Closing of the transaction was on July 1, 2011 following clearance of the transaction by the relevant antitrust authorities and the approval from AtoS’ shareholders on July 1, 2011. Siemens is providing extensive support to AtoS in order to foster Siemens IT Solutions and Services’ business success, including up to €250 million for integration and training costs as well as further protections and guarantees. Related to the transaction is a seven-year outsourcing contract worth around €5.5 billion, under which AtoS will provide managed services and system integration to Siemens. In order to reimburse AtoS for additional costs, which arise in the post-closing transition phase as AtoS becomes Siemens’ external IT service provider, Siemens will pay approximately €200 million over the next two years of which an amount of €53 million was taken within continuing operations during fiscal 2011. At the end of March 2011, we announced that we plan to publicly list our subsidiary OSRAM AG. Following the announcement, the business was classified as discontinued operations. Prior-year results are presented on a comparable basis. The timing of the public offering depends on market conditions. We intend to retain a minority stake in OSRAM AG and to remain a long-term anchor shareholder.

We restored revenue growth. Revenue for Siemens overall as well as for Total Sectors increased 7% year-over-year, driven by the Sectors Industry and Energy. Growth in Industry primarily included strong recovery in the Sector’s short-cycle businesses, while revenue in Energy grew at all Divisions. Both Sectors raised their revenue in each of the four quarters of fiscal 2011 compared to the respective prior-year quarter. Revenue at Healthcare was flat year-over-year. On a geographic basis, revenue grew in all the reporting regions, including double-digit growth rates in the Asia, Australia and the Americas regions.

Orders grew even faster than revenue. Order development was largely following the pattern described above for revenue development, with growth driven primarily by the Sectors Industry and Energy. While Industry’s short-cycle businesses contributed strongly to order growth for the Sector, the increase year-over-year also included Siemens’ largest-ever train order, worth €3.7 billion. Order growth at Energy was broad-based across the Sector’s Divisions. Healthcare delivered slightly higher orders year-over-year. On a geographic basis, orders grew in all the reporting regions, including double-digit rates in the regions Asia, Australia and Europe, C.I.S., Africa, Middle East.

We increased Total Sectors profit to €9.093 billion. Total Sectors profit climbed 36% compared to the prior fiscal year. The increase year-over-year included a strong operating performance in Industry’s short-cycle businesses and Energy’s Fossil Power Generation Division. The highest growth rate in profit came in Healthcare primarily due to impairment charges of €1.204 billion at its Diagnostics Division that impacted the Sector’s profit in the prior fiscal year. Charges at Healthcare in the current period were significantly lower. Total Sectors profit in the current period benefited from a net gain related to Areva. While the Energy Sector recorded a €1.520 billion gain on the sale of its share in Areva, an adverse arbitration decision resulted in a payment to Areva S.A. with an associated profit impact of €682 million.

Beginning with fiscal 2011, central infrastructure costs, which were formerly reported in Corporate items, have been allocated primarily to the Sectors. The total amount to be allocated is determined at the beginning of the fiscal year and is charged in equal installments in all four quarters. Prior-year financial information is reported on a comparable basis.

Income from continuing operations reached €7.011 billion. Corresponding basic earnings per share (EPS) rose to €7.82. A year earlier, income from continuing operations was €4.262 billion and corresponding basic EPS was €4.72. The strong increase in income from continuing operations was driven primarily by the high level of Total Sectors profit, and secondarily by improved results outside the Sectors. Expenses for Corporate items and pensions came in lower year-over-year, in part because these expenses in the prior fiscal year included €267 million (pretax) related to special remuneration for non-management employees. After determination of the allocation, €240 million (pretax) of the remuneration was allocated to the Sectors in fiscal 2011. Income from continuing operations increased also on lower losses at Equity Investments and Centrally managed portfolio activities compared to the prior fiscal year.

Net income rose to €6.321 billion from €4.068 billion in fiscal 2010. Corresponding basic EPS rose to €7.04 compared to €4.49 a year earlier. The primary driver of net income growth was higher income from continuing operations. In contrast, discontinued operations had a negative influence on net income. This was due primarily to Siemens IT Solutions and Services, which was reclassified as discontinued operations during the year and posted a loss of €826 million compared to a loss of €468 million a year earlier. The sale of the business resulted in a negative earnings impact of €903 million (pretax) in fiscal 2011. In particular, this negative earnings impact consists of impairments and restructuring charges of €909 million (pretax) and a gain of €6 million (pretax) which was recognized upon deconsolidation of Siemens IT Solutions and Services. In addition to these transaction-related results, Siemens took charges in fiscal 2011 related to establishing Siemens IT Solutions and Services as a separate legal group, including for carve-out activities and personnel-related matters. Such charges reported within discontinued operations amounted to €168 million (pretax) in fiscal 2011, including €90 million for carve-out costs. Siemens expects the transaction to result in substantial cash outflows in coming quarters. OSRAM was also reclassified as discontinued operations in fiscal 2011. It made a positive contribution to net income in both periods under review, including €309 million in the current period and €318 million in fiscal 2010. Overall, discontinued operations resulted in a loss of €690 million in fiscal 2011, compared to a loss of €194 million a year earlier.

Free cash flow from continuing operations was €5.885 billion. In the prior fiscal year, Free cash flow from continuing operations was €7.043 billion. The decline year-over-year was mainly due to the Energy Sector which significantly built up its net working capital, particularly including inventories. Lower Free cash flow at Healthcare was more than offset by an increase at Industry as well as lower cash outflows outside the Sectors year-over-year.

We improved our capital efficiency. On a continuing basis, return on capital employed (ROCE) (adjusted) increased to 24.0%, up from 13.4% in fiscal 2010. The difference was due primarily to higher income from continuing operations and, to a lesser extent, to a decline in average capital employed year-over-year. Within these numbers, the effect from the Areva gain of €1.520 billion (pretax) and the adverse arbitration decision of €682 million (pretax) together represented a positive 3.3 percentage points on ROCE (adjusted) in the current period, while the pretax impairment charges of €1.204 billion at Diagnostics in fiscal 2010 cut 3.1 percentage points from ROCE (adjusted).

We propose to increase the dividend. The Siemens Managing Board, in agreement with the Supervisory Board, proposes a dividend of €3.00 per share. The prior-year dividend was €2.70 per share. Based on shares outstanding as of September 30, 2011, this proposal corresponds with a dividend payment of 41% of Siemens’ net income for fiscal 2011.

RESULTS OF SIEMENS

The following discussion presents selected information for Siemens for the fiscal year ended September 30, 2011:

Orders and revenue

In fiscal 2011, orders rose 16% year-over-year, to €85.582 billion, including a substantially higher volume from major orders compared to the prior-year period. Revenue increased steadily throughout fiscal 2011 and came in at €73.515 billion, up 7% from the prior-year period. This resulted in a book-to-bill ratio of 1.16 for Siemens in fiscal 2011. Organic volume development was in line with reported figures, given that effects from currency exchange fluctuations during fiscal 2011 largely offset one another. The order backlog (defined as the sum of order backlogs of our Sectors) was €96 billion as of September 30, 2011, up from €87 billion a year earlier. Out of the current backlog, orders of €40 billion are expected to be converted into revenue during fiscal 2012, orders of €23 billion during 2013, and the remainder in the periods thereafter.

	New orders (location of customer)
	Year ended September 30,		% Change vs. previous year		therein
	2011	2010	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Europe, C.I.S.(2), Africa, Middle East	47,095	39,513	19%	19%	0%	0%
therein Germany	17,353	10,690	62%	63%	0%	(1)%
Americas	22,109	21,441	3%	5%	(2)%	0%
therein U.S.	15,735	15,179	4%	7%	(3)%	0%
Asia, Australia	16,378	13,102	25%	24%	2%	(1)%
therein China	6,241	5,281	18%	20%	0%	(2)%
therein India	3,310	2,286	45%	44%	1%	0%

Siemens	85,582	74,055	16%	16%	0%	0%

(1)	Excluding currency translation and portfolio effects.

(2)	Commonwealth of Independent States.

Orders related to external customers in fiscal 2011 increased by 16% compared to the prior year, including higher demand in all Sectors. The Industry Sector reported order growth of 24% on increases in four of its five Divisions. The largest of these increases came from Mobility, where a higher volume from large orders compared to the prior-year period included the €3.7 billion order for trains mentioned earlier. Drive Technologies and Industry Automation contributed double-digit order growth in fiscal 2011. Order intake in the Energy Sector rose by double digits in the current period and included growth at all Divisions. A higher volume from major orders in the Energy Sector was most notable at Fossil Power Generation. Orders in Healthcare increased moderately compared to the prior-year period, due to robust growth at its imaging and therapy systems businesses. Orders in emerging markets on a global basis, as these markets are defined by the International Monetary Fund, grew faster than orders overall, by 18% year-over-year, and accounted for €28.165 billion, or 33%, of total orders for fiscal 2011.

On a geographic basis, Siemens reported order growth in all three reporting regions in fiscal 2011. In the region Europe, C.I.S., Africa, Middle East, orders rose 19% on double-digit increases in Industry and Energy. Industry orders rose 37% in the region, due largely to the major contract win for trains at Mobility mentioned above. This was also the primary driver for 62% order growth in Germany. Order growth for Industry in the region also included strong demand at Drive Technologies and Industry Automation. The Energy Sector delivered order growth of 11% in the Europe, C.I.S., Africa, Middle East region, due primarily to a higher volume from major orders at Fossil Power Generation and Renewable Energy compared to the prior-year period. Healthcare’s orders in the region came in slightly below the level of fiscal 2010. In the Americas, order intake rose 3% on increases in Energy and Industry. Higher orders in the Energy Sector were due primarily to higher demand at Power Transmission and Fossil Power Generation. Order growth in Industry in the Americas region was led by a strong double-digit increase at Drive Technologies. Healthcare’s orders in the region came in level compared to the prior-year period. Order intake in the Asia, Australia region climbed 25% in fiscal 2011, including double-digit growth in all Sectors. Orders in the Energy Sector in the region climbed 51% compared to the prior-year period, including a higher volume from major orders mainly at Fossil Power Generation and Oil & Gas. Orders in the Asia, Australia region increased 16% in Healthcare compared to the prior-year period, due mainly to strong order growth at its imaging and therapy systems businesses. Industry reported 12% order growth in the region, including strong demand at Drive Technologies and Industry Automation. Order intake in India increased significantly compared to the prior-year period, due primarily to a major contract win at Fossil Power Generation in the first quarter of fiscal 2011.

As previously disclosed, we have decided that, subject to the exceptions outlined below, we will not enter into new contracts with customers in Iran. Accordingly, we have issued group-wide policies that establish the details of our general decision. Under these policies, Siemens shall not tender further bids for direct deliveries to customers in Iran. Furthermore, indirect deliveries from Siemens to Iran via external third parties, including companies in which Siemens holds a minority stake, are generally prohibited unless an exception is specifically approved under certain circumstances. Notwithstanding the foregoing, products and services for humanitarian purposes, including the products and services supplied by our Healthcare Sector, and products and services required to service the installed base (e.g., spare parts and maintenance and assembly services) may still be provided under the policies. Finally, pre-existing commitments to customers in Iran may be honored, i.e., legally binding obligations resulting from agreements that existed, or bids that were submitted, before the aforementioned policies were announced and adopted. Although, over time, we expect our business activities in Iran to decline as a result of the implementation of the policies described above and the related reduction of the number of new contracts, the actual development of our revenues will largely depend on the timing and scope of customer requests to fulfill pre-existing commitments. For additional information, see Item 3: Key information—Risk factors.

	Revenue (location of customer)
	Year ended September 30,		% Change vs. previous year		therein
	2011	2010	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Europe, C.I.S.(2), Africa, Middle East	38,666	37,558	3%	3%	0%	(1)%
therein Germany	10,810	10,222	6%	6%	0%	(1)%
Americas	20,492	18,642	10%	13%	(3)%	0%
therein U.S.	14,371	13,308	8%	12%	(4)%	0%
Asia, Australia	14,357	12,778	12%	12%	1%	(1)%
therein China	6,389	5,526	16%	17%	0%	(1)%
therein India	2,353	1,877	25%	27%	(2)%	0%

Siemens	73,515	68,978	7%	7%	0%	0%

(1)	Excluding currency translation and portfolio effects.

(2)	Commonwealth of Independent States.

Revenue related to external customers rose 7% compared to fiscal 2010, including increases in all Sectors. Strong conversion from the Sectors’ order backlogs played a major role in broad-based revenue growth. Revenue in the Industry Sector increased 9% year-over-year, led by strong double-digit growth at Drive Technologies and Industry Automation. Energy reported a revenue increase of 8% in fiscal 2011 on increases in all Divisions, led by Renewable Energy, Fossil Power Generation and Oil & Gas. Revenue in the Healthcare Sector came in slightly above the prior-year period. On a global basis, emerging markets grew faster than revenue overall, at 11%, and accounted for €24.064 billion, or 33%, of total revenue in fiscal 2011.

On a geographic basis, revenue increased in all three reporting regions, led by double-digit growth in the Americas and Asia, Australia. In the Europe, C.I.S., Africa, Middle East region, revenue increased 3% year-over-year, including moderate growth in Industry and Energy and a decrease in Healthcare. Revenue growth of 6% in Germany was driven by double-digit increases at Drive Technologies and Industry Automation. In the Americas, higher revenue included double-digit increases in Energy and Industry. Growth in the Energy Sector was led by Fossil Power Generation and Renewable Energy. Higher revenues in Industry in the Americas region included double-digit increases at Industry Solutions, Industry Automation and Drive Technologies. The U.S. contributed 8% revenue growth driven by a sharp increase at Fossil Power Generation. In the Asia, Australia region, revenue rose 12% on double-digit increases in all Sectors. While revenue development in China followed the pattern for the region overall, growth of 25% in India was driven by substantially higher revenue in Energy.

Consolidated Statements of Income

	Year ended September 30,
	2011	2010	% Change
	(in millions of €)
Gross profit	22,127	20,001	11%
as percentage of revenue	30.1%	29.0%	—

Gross profit for fiscal 2011 rose 11% year-over-year for Siemens, driven by a strong double-digit increase in the Industry Sector. All Industry Divisions reported higher gross profits compared to fiscal 2010, with particularly strong increases at Industry Automation and Drive Technologies due to high capacity utilization. For comparison, Industry’s gross profit in fiscal 2010 was held back by €205 million in charges at Industry Solutions related to a project engagement with a local partner in the U.S. Gross profit rose 8% in Energy compared to the prior fiscal year, driven by a strong operating performance at Fossil Power Generation. The Division combined excellent project execution with a more favorable business mix year-over-year. In contrast, gross profit declined at Power Transmission, due in part to a negative swing in effects related to commodity hedging. Lower gross profit in Healthcare was driven by negative impacts related to the particle therapy business, primarily including third-quarter charges of €381 million related to the reevaluation of the commercial feasibility of particle therapy. Before the reevaluation, the Sector took €32 million in charges related to particle therapy contracts in the first quarter of fiscal 2011. For comparison, charges related to the particle therapy business in fiscal 2010 amounted to €96 million. In fiscal 2010, gross profit in all three Sectors benefited from their respective portions of gains related to curtailment of pension plans in the U.S. In addition, gross profit in fiscal 2010 included €169 million of the expenses related to the special remuneration for non-management employees mentioned earlier. In combination, these factors resulted in a gross profit margin of 30.1% for Siemens overall, up from 29.0% in the prior year.

	Year ended September 30,
	2011	2010	% Change
	(in millions of €)
Research and development expenses	(3,925)	(3,558)	10%
as percentage of revenue	5.3%	5.2%	—
Marketing, selling and general administrative expenses	(10,297)	(9,666)	7%
as percentage of revenue	14.0%	14.0%	—
Other operating income	555	839	(34)%
Other operating expense	(502)	(1,554)	(68)%
Income (loss) from investments accounted for using the equity method, net	147	9	>200%
Interest income	2,207	2,045	8%
Interest expense	(1,716)	(1,759)	(2)%
Other financial income (expense), net	646	(383)	n/a

Research and development (R&D) expenses increased to €3.925 billion or 5.3% of revenue in fiscal 2011, from €3.558 billion or 5.2% of revenue in the prior year, as a result of higher expenses in all Sectors. Marketing, selling and general administrative (SG&A) expenses rose to €10.297 billion, due primarily to higher expenses in Industry and Energy associated with business growth. SG&A expenses as a percentage of revenue remained at the prior-year level of 14.0%.

Other operating income was €555 million in fiscal 2011, compared to €839 million in fiscal 2010. The current year includes €64 million related to a settlement of legal matters in connection with portfolio activities. For comparison, the prior year benefited from gains in connection with compliance-related matters, including a gain of €84 million related to an agreement with the provider of the Siemens’ directors and officers liability insurance, a net gain related to settlements with former members of Siemens’ Managing Board and Supervisory Board, and total gains of €40 million related to the recovery of funds frozen by authorities. In addition, fiscal 2010 included a gain of €47 million related to the sale of our airfield lighting business at Mobility, a gain of €35 million from the sales of our Roke Manor activities in the U.K. that were reported within Corporate items, and higher gains related to the disposal of real estate. Further, Siemens ceased to consolidate a subsidiary in the third quarter of fiscal 2010 due to a loss of control and recorded a related gain of €40 million. For additional information, see Item 18: Financial Statements—Notes to Consolidated Financial Statements.

Other operating expense was €502 million, compared to €1.554 billion in the prior year. The difference was due primarily to impairment charges at the Diagnostics Division in the fourth quarter of fiscal 2010, including €1.145 billion for goodwill and €39 million for real estate. In addition, the prior year included €106 million provided for in connection with an expected loss from the sale of our electronics assembly systems business to ASM Pacific Technology. The transaction was announced in the fourth quarter of fiscal 2010 and closed in the second quarter of fiscal 2011. Fiscal 2011 included goodwill impairment charges of €128 million related to our solar business as well as higher charges year-over-year related to legal and regulatory matters. For additional information, see Item 18: Financial Statements—Notes to Consolidated Financial Statements.

Income from investments accounted for using the equity method, net was €147 million in fiscal 2011, up from €9 million in the prior fiscal year. In the current year, the equity investment loss related to NSN decreased to €280 million, down from a loss of €533 million a year earlier. In contrast, equity investment income related to our stakes in Enterprise Networks Holdings B.V. (EN), BSH Bosch und Siemens Hausgeräte GmbH (BSH) and Krauss-Maffei Wegmann & Co. KG (KMW) declined to a total of €145 million in fiscal 2011 from a total of €282 million in fiscal 2010. In addition, the current year included a gain of €90 million on the sale of our 49% interest in KMW to the Wegmann Group and impairment charges of €43 million related to an equity interest held in our concentrated solar power business. For comparison, fiscal 2010 included a gain of €47 million from the sale of a stake in an investment at SFS. For additional information, see Item 18: Financial Statements—Notes to Consolidated Financial Statements.

Interest income increased to €2.207 billion in fiscal 2011, from €2.045 billion a year earlier. The increase was due in part to a higher expected return on plan assets related to pension plans, resulting primarily from an increase in pension plan assets. The increase in interest income also included higher interest income related to an increase in average total liquidity compared to the prior year. Interest expense declined to €1.716 billion from

€1.759 billion in the prior year, driven by lower interest costs related to pension plans due to a decrease in discount rates. For additional information, see Item 18: Financial Statements—Notes to Consolidated Financial Statements.

Other financial income (expense), net was a positive €646 million in fiscal 2011, compared to a negative €383 million a year earlier. The change was due primarily to a pretax €1.520 billion gain from the divestment of Siemens’ 34% share in Areva NP S.A.S. to Areva S.A. in the second quarter of fiscal 2011, partly offset by the third-quarter pretax loss of €682 million related to the arbitration decision in connection with Siemens’ exit from this joint venture. Changes in the fair market value of interest rate and foreign currency derivatives not qualifying for hedge accounting also contributed to the increase year-over-year. For additional information, see Item 18: Financial Statements—Notes to Consolidated Financial Statements.

	Year ended September 30,
	2011	2010	% Change
	(in millions of €)
Income from continuing operations before income taxes	9,242	5,974	55%
Income taxes	(2,231)	(1,712)	30%
as percentage of income from continuing operations before income taxes	24%	29%	—
Income from continuing operations	7,011	4,262	65%
Loss from discontinued operations, net of income taxes	(690)	(194)	>200%
Net income	6,321	4,068	55%
Net income attributable to non-controlling interests	176	169	—
Net income attributable to shareholders of Siemens AG	6,145	3,899	58%

Income from continuing operations before income taxes increased to €9.242 billion in fiscal 2011, compared to €5.974 billion in fiscal 2010. The change is due to the factors mentioned above, including the strong double-digit gross profit increase in the Industry Sector. In addition, the amount for fiscal 2011 benefited from the net effect from the disposal gain and the arbitration decision in connection with Siemens’ exit from Areva, while in the prior year income was negatively impacted by impairment charges at the Diagnostics Division. These effects were partly offset by higher SG&A and R&D expenses year-over-year associated with business expansion. The effective tax rate was 24% in fiscal 2011 and benefited from the income tax treatment of the Areva disposal gain, which was mainly tax-free. For comparison, the effective tax rate of 29% in the prior year was adversely affected by the goodwill impairment charges at the Diagnostics Division, the majority of which was not deductible for tax purposes. This effect was more than offset in fiscal 2010 by the release of tax provisions after the conclusion of tax audits, and the release of tax liabilities after the positive decision on appeal related to non-deductible expenses in connection with certain foreign dividends. As a result, Income from continuing operations was €7.011 billion in fiscal 2011, up from €4.262 billion in the prior year.

Discontinued operations primarily include Siemens IT Solutions and Services, which was sold to AtoS in the fourth quarter of fiscal 2011, and OSRAM which Siemens plans to list publicly. In addition, discontinued operations include former Com activities, comprising telecommunications carrier activities transferred to NSN in the third quarter of fiscal 2007; the enterprise networks business, 51% of which was divested during the fourth quarter of fiscal 2008; and the mobile devices business sold to BenQ Corporation in fiscal 2005 as well as the former Siemens VDO Automotive activities, which were sold to Continental AG in the first quarter of fiscal

2008. The loss from discontinued operations, net of income taxes, in fiscal 2011 was €690 million, compared to a loss of €194 million a year earlier. The change year-over-year related mainly to a loss of €826 million after tax in the current period attributable to Siemens IT Solutions and Services. This loss included pretax charges of €659 million for impairments of long-lived assets, including €136 million for goodwill; €250 million in pretax charges in connection with the integration and training program related to the transfer of the business to AtoS; as well as pretax charges of €168 million related to establishing Siemens IT Solutions and Services as a separate legal group, including €90 million for carve-out activities and €78 million related to personnel-related matters. For comparison, the result associated with Siemens IT Solutions and Services in fiscal 2010 was a loss of €468 million after tax, including pretax charges of €385 million related to the completion of staff reduction measures related to the strategic reorientation of Siemens IT Solutions and Services aimed at strengthening the competitive position of the business. OSRAM contributed a positive €309 million after tax to income from discontinued operations in fiscal 2011, nearly unchanged from a positive €318 million after tax a year earlier. OSRAM reported a 8% revenue increase compared to the previous fiscal year. Growth was driven by demand for specialty lighting products as well as by increased LED business. For additional information, see Item 18: Financial Statements—Notes to Consolidated Financial Statements.

Net income for Siemens in fiscal 2011 increased to €6.321 billion, compared to €4.068 billion a year earlier. Net income attributable to shareholders of Siemens AG was €6.145 billion, up from €3.899 billion in fiscal 2010.

SEGMENT INFORMATION ANALYSIS

Divisions within a Sector may do business with each other, leading to corresponding new orders and revenue. Those revenues and orders are only eliminated on a Sector level. Furthermore, our reportable segments may do business with each other, leading to corresponding new order and revenue. Those orders and revenues are eliminated on the Siemens level within Eliminations, Corporate Treasury and other reconciling items and are not included in new orders and revenue with external customers (external orders and external revenue, respectively) reported elsewhere in this document.

Sectors

Industry

	Year ended September 30,		% Change		therein
	2011	2010	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Sector
Profit	3,618	2,658	36%
Profit margin	11.0%	8.8%
New orders	37,594	30,243	24%	24%	0%	0%
Total revenue	32,941	30,203	9%	9%	0%	0%
External revenue	31,635	29,093	9%
therein:
Europe, C.I.S.(2), Africa, Middle East	17,262	16,251	6%
therein Germany	6,857	6,103	12%
Americas	7,234	6,551	10%
Asia, Australia	7,139	6,291	13%

(1)	Excluding currency translation and portfolio effects.

(2)	Commonwealth of Independent States.

In fiscal 2011, profit, revenue and orders all rose for Industry as well as most of its Divisions compared to fiscal 2010. Profit climbed to €3.618 billion, up from €2.658 billion a year earlier on improvements in all Divisions except of Mobility. With high double-digit growth rates, Industry Automation and Drive Technologies were the main growth drivers and made the largest contribution to profit. In an improved business environment year-over-year, the Sector enhanced its regional footprint by increasing spending for sales resources. Profit in the current period was burdened by Industry’s €128 million share of the special employee remuneration allocation mentioned earlier. For comparison, profit in fiscal 2010 was held back by €205 million in charges related to cost estimates for a project engagement with a local partner in the U.S., €185 million in charges for staff reduction measures, and a provision for a supplier-related warranty. These factors were partly offset by €53 million in gains related to curtailment of pension plans in the U.S., which benefited results at all Divisions, and a €47 million net gain at Mobility on the sale of its airfield lighting business.

Revenue in Industry in fiscal 2011 grew by 9% year-over-year and orders rose 24%, driven by double-digit increases at Industry Automation and Drive Technologies. Both Divisions saw volume return to the high levels they had achieved before the global economic downturn reduced customer capital expenditures in Industry’s short-cycle businesses. Orders also climbed on a 74% rise at Mobility which recorded a significantly higher volume from large orders year-over-year. This included Siemens’ largest-ever train order in Germany, worth €3.7 billion, and a major order for high-speed trains in the U.K. On a regional basis, revenue and orders increased in all three reporting regions year-over-year. While the highest growth rates in revenue were achieved in the region Asia, Australia, order growth was strongest in the region Europe, C.I.S., Africa, Middle East, including the large train orders just mentioned. On a book-to-bill ratio of 1.14, Industry’s order backlog rose to €32 billion at the end of fiscal 2011, up from €28 billion a year earlier. Based on the organizational structure as of September 30, 2011, out of the current backlog, orders of €15 billion are expected to be converted into revenue during fiscal 2012, orders of €8 billion during fiscal 2013, and the remainder in the periods thereafter.

	New orders
	Year ended September 30,		% Change		therein
	2011	2010	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Divisions
Industry Automation	7,490	6,421	17%	15%	0%	1%
Drive Technologies	9,065	6,981	30%	29%	1%	0%
Building Technologies	7,662	7,132	7%	8%	0%	0%
Industry Solutions	6,150	6,203	(1)%	2%	(1)%	(2)%
Mobility	10,224	5,885	74%	72%	1%	1%

(1)	Excluding currency translation and portfolio effects.

	Revenue
	Year ended September 30,		% Change		therein
	2011	2010	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Divisions
Industry Automation	7,461	6,226	20%	18%	0%	2%
Drive Technologies	8,224	6,960	18%	18%	0%	0%
Building Technologies	7,441	6,903	8%	8%	0%	0%
Industry Solutions	6,024	6,040	0%	3%	(1)%	(3)%
Mobility	6,328	6,508	(3)%	(4)%	0%	0%

(1)	Excluding currency translation and portfolio effects.

	Profit			Profit margin
	Year ended September 30,			Year ended September 30,
	2011	2010	% Change	2011	2010
	(in millions of €)
Divisions
Industry Automation	1,415	1,004	41%	19.0%	16.1%
Drive Technologies	1,087	803	35%	13.2%	11.5%
Building Technologies	409	401	2%	5.5%	5.8%
Industry Solutions	276	(10)	n/a	4.6%	(0.2)%
Mobility	429	463	(7)%	6.8%	7.1%

Industry Automation increased its profit 41% year-over-year to €1.415 billion in fiscal 2011, on higher capacity utilization and a more favorable business mix. For comparison, profit of €1.004 billion in the prior fiscal year included €25 million in charges for staff reduction measures, largely offset by a gain of €19 million from the sale of a business. Both fiscal years under review included purchase price allocation (PPA) effects from the acquisition of UGS Corp., acquired in fiscal 2007. PPA effects were €137 million in fiscal 2011 and €142 million a year earlier. With all of its businesses contributing, Industry Automation achieved double-digit growth in both revenue and orders year-over-year as well as increases in all three reporting regions. Within these figures, the highest growth rates came from the Asia, Australia region.

Drive Technologies improved its profit year-over-year to €1.087 billion in fiscal 2011, as a quarter-by-quarter increase in revenue throughout the fiscal year raised the Division’s capacity utilization. For comparison, profit of €803 million in fiscal 2010 included charges for staff reduction measures of €37 million. The Division increased revenue by 18% and order intake by 30% compared to the prior year. While revenue growth was driven mainly by Drive Technologies’ short-cycle businesses, order growth also included strong contributions from its longer-cycle businesses. On a regional basis, the Division achieved double-digit volume growth in all three reporting regions. Revenue growth was led by the Europe, C.I.S., Africa, Middle East region and the strongest growth in orders came from the Americas region.

Profit at Building Technologies came in at €409 million in fiscal 2011, up slightly from the level a year earlier. Profit in the current fiscal year included higher marketing and selling expenses associated with growth. For comparison, profit of €401 million a year earlier was burdened by charges of €24 million for staff reduction measures. Profit in fiscal 2010 also included the provision for a supplier-related warranty mentioned above that was largely offset by the Division’s portion of the pension curtailment gain, also mentioned above. New orders increased 7% compared to the prior fiscal year and revenue was up 8% year-over year on improvements in all of the Division’s businesses, particularly including strong demand in the low voltage business and for energy efficiency solutions. On a regional basis, volume growth in all three reporting regions included double-digit growth rates in the Asia, Australia region.

Profit at Industry Solutions swung from a negative €10 million in the prior fiscal year to a positive €276 million in fiscal 2011. Profit in the both years included a solid performance in the metals technologies business. A year earlier, profit for the Division was burdened by €205 million in charges related to the project engagement with a local partner in the U.S. mentioned above as well as charges totaling €101 million for staff reduction measures. Both revenue and orders remained near the prior-year level. On a regional basis, higher revenue in the regions Americas and Asia, Australia largely offset a decline in revenue in the Europe, C.I.S., Africa, Middle East region, while lower orders in the Americas were partly offset by a slightly increase in Asia, Australia region.

Mobility contributed €429 million in profit in fiscal 2011. For comparison, profit of €463 million in the prior year benefited from the €47 million gain from the sale of the Division’s airfield lighting business and the Division’s portion of the pension curtailment gain, both mentioned above. Revenue for the Division came in 3% lower year-over-year, as higher revenue in Asia, Australia was more than offset by a decline in revenue in Europe, C.I.S., Africa, Middle East. In contrast, new orders rose sharply compared to the prior year on substantially higher volume from major orders, including the two major train orders mentioned above. Under the terms of the contract for the €3.7 billion order for trains in Germany, revenue recognition will extend for a number of years ahead.

Energy

	Year ended September 30,		% Change		therein
	2011	2010	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Sector
Profit	4,141	3,361	23%
Profit margin	15.0%	13.2%
New orders	34,765	30,122	15%	15%	0%	0%
Total revenue	27,607	25,520	8%	9%	(1)%	0%
External revenue	27,285	25,205	8%
therein:
Europe, C.I.S.(2), Africa, Middle East	15,368	14,800	4%
therein Germany	2,041	2,118	(4)%
Americas	7,545	6,558	15%
Asia, Australia	4,371	3,847	14%

(1)	Excluding currency translation and portfolio effects.

(2)	Commonwealth of Independent States.

The Energy Sector delivered another strong operating performance in fiscal 2011, including excellent project execution at Fossil Power Generation. Profit for the Sector rose to €4.141 billion, notwithstanding significant increases in spending for R&D, marketing and selling associated with new technologies and expansion of the Sector’s global footprint, particularly at Renewable Energy and Power Distribution. Profit for the year was positively influenced by the net effect related to Areva, including the €1.520 billion disposal gain and the negative €682 million impact related to the arbitration decision mentioned earlier. In contrast, profit was held back by impairment charges totaling €231 million at the Sector’s solar business in the fourth quarter, and by Energy’s €69 million share of the special employee remuneration allocation mentioned earlier.

Revenue in the Energy Sector rose 8% year-over-year, to €27.607 billion in fiscal 2011, on increases in all Divisions and conversion of the Sector’s strong order backlog. On a geographic basis, revenue rose in all regions, with double-digit increases in the regions Americas and Asia, Australia. The Sector’s order intake rose 15% compared to fiscal 2010 on broad-based growth in all Divisions. Fossil Power Generation contributed the largest increase, driven by a higher volume from major orders. On a geographic basis, strong growth in emerging markets was the primary driver for higher orders in all regions. On a book-to-bill ratio of 1.26, the Sector’s order backlog rose to €58 billion at the end of fiscal 2011, up from €53 billion a year earlier. Based on the organizational structure as of September 30, 2011, out of the current backlog, orders of €22 billion are expected to be converted into revenue during fiscal 2012, orders of €14 billion during 2013, and the remainder in the periods thereafter.

	New Orders
	Year ended September 30,		% Change		therein
	2011	2010	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Divisions
Fossil Power Generation	12,487	9,920	26%	26%	(1)%	0%
Renewable Energy	6,884	5,929	16%	17%	(1)%	0%
Oil & Gas	5,551	4,943	12%	10%	2%	1%
Power Transmission	7,271	6,770	7%	8%	0%	0%
Power Distribution	3,397	3,231	5%	5%	(1)%	0%

(1)	Excluding currency translation and portfolio effects.

	Revenue
	Year ended September 30,		% Change		therein
	2011	2010	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Divisions
Fossil Power Generation	10,203	9,550	7%	8%	(1)%	0%
Renewable Energy	3,932	3,272	20%	24%	(4)%	0%
Oil & Gas	4,719	4,156	14%	12%	1%	1%
Power Transmission	6,334	6,143	3%	4%	0%	0%
Power Distribution	3,175	3,039	4%	4%	0%	0%

(1)	Excluding currency translation and portfolio effects.

	Profit			Profit margin
	Year ended September 30,			Year ended September 30,
	2011	2010	% Change	2011	2010
	(in millions of €)
Divisions
Fossil Power Generation	2,833	1,445	96%	27.8%	15.1%
Renewable Energy	(2)	343	n/a	0.0%	10.5%
Oil & Gas	467	455	3%	9.9%	10.9%
Power Transmission	562	715	(21)%	8.9%	11.6%
Power Distribution	286	398	(28)%	9.0%	13.1%

In fiscal 2011, Fossil Power Generation recorded profit of €2.833 billion, representing a substantial increase compared to the prior year. The Division maintained its strong performance in project execution throughout the fiscal year, and also benefited from a more favorable business mix year-over-year, including conversion of high-margin component orders and a strong contribution from the service business. Reported profit also benefited from the net effect related to Areva mentioned above for the Sector, partly offset by project charges of €87 million in the second quarter of fiscal 2011 related to the Olkiluoto project in Finland. A year earlier, profit for the Division was held back by charges of €57 million for capacity adjustments related to a shift of production capacity within the Americas region. Orders for fiscal 2011 climbed 26% from a relatively low basis of comparison in the prior year, driven by strong demand in emerging markets and a substantially higher volume from major orders. Revenue rose 7% year-over-year, including a double-digit increase in the Americas region.

Revenue at Renewable Energy increased significantly by 20% in fiscal 2011, as the Division continued to convert orders from its large order backlog. New orders were 16% higher than in the prior year, driven by strong growth in the Europe, C.I.S., Africa, Middle East region. The Division continued to take in large wind-farm orders from Europe and the U.S. and also won its first order from China—the world’s largest national wind-farm market. Renewable Energy’s wind power business delivered a solid operating performance in fiscal 2011 while increasing its spending for R&D, marketing and selling associated with growth. The wind power business also saw continuing pricing pressure as the market matures and grows more competitive, most notably for onshore projects. Profit development for the Division was held back by negative impacts in its solar business, including continued operating losses throughout fiscal 2011. In the fourth quarter, Siemens completed an assessment of the growth prospects and long-term market development for the concentrated solar power business. Following completion of the impairment test, the solar business took impairment charges totaling €231 million, including €128 million for goodwill. For additional information, see Item 18: Financial Statements—Notes to Consolidated Financial Statements. In total, these factors led to a loss of €2 million for Renewable Energy in the current fiscal year, compared to a profit of €343 million a year earlier.

Profit at Oil & Gas rose 3% in fiscal 2011, to €467 million, including a strong performance in its turbines business. The Division’s 14% increase in revenue year-over-year was driven by strong growth in emerging markets, particularly in China and India, where revenue more than doubled. Orders at Oil & Gas climbed 12% compared to the prior year on broad-based growth across its businesses.

Profit at Power Transmission was €562 million in fiscal 2011, down from €715 million a year earlier. Profit in fiscal 2011 was held back by the conversion of lower-margin contracts from the backlog due to ongoing pricing pressure. This effect was strongest in the transformers and high-voltage substation businesses, which have attracted new market entrants based in lower-cost countries. In addition, the current year included charges totaling €57 million, including for staff reduction measures, related to optimizing the Division’s global manufacturing footprint. Further, profit development year-over-year was impacted by negative effects related to commodity hedging. Orders at Power Transmission rose 7% year-over-year, led by strong demand at the Division’s solutions business. Revenue came in 3% higher compared to the prior fiscal year, led by growth in the Europe, C.I.S., Africa, Middle East region.

Power Distribution contributed €286 million in profit in fiscal 2011, down substantially from the prior fiscal year. Profit in the current period was held back by higher expenses year-over-year for R&D, marketing and selling associated with business expansion and new technologies such as smart grids. Order intake and revenue at Power Distribution rose 5% and 4%, respectively, on growth in the regions Americas and Asia, Australia.

Healthcare

	Year ended September 30,		% Change		therein
	2011	2010	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Sector
Profit	1,334	653	104%
Profit margin	10.7%	5.3%
New orders	13,116	12,872	2%	2%	0%	0%
Total revenue	12,517	12,364	1%	2%	0%	0%
External revenue	12,463	12,281	1%
therein:
Europe, C.I.S.(2), Africa, Middle East	4,489	4,681	(4)%
therein Germany	992	1,056	(6)%
Americas	5,233	5,142	2%
Asia, Australia	2,741	2,459	11%

(1)	Excluding currency translation and portfolio effects.

(2)	Commonwealth of Independent States.

With effect from October 1, 2010, the Healthcare Sector implemented a new organizational structure. The new alignment achieves greater integration of the Sectors’ businesses, and also unifies sales and service in one Sector-wide organization. The audiology business unit is now managed as a Sector-led Business Unit. Following the new structure, financial results are reported externally for the Sector and for the Diagnostics Division. Prior-year information is presented on a comparable basis.

The healthcare market environment included continuing pressure on public health budgets in developed countries while healthcare spending increased in emerging market countries, particularly including China. The Healthcare Sector posted a profit of €1.334 billion for fiscal 2011, including negative impacts related to particle therapy business. The primary impact stemmed from a reevaluation of the commercial feasibility of particle therapy for general patient treatment, after which the Sector decided to shift the focus of certain particle therapy projects primarily to research. In the third quarter, charges totaling €381 million were recognized related to this reevaluation. In accordance with project accounting rules, Healthcare reduced revenue in the imaging and therapy systems businesses by an amount of revenue recognized from the projects in prior periods. The negative impact on profit related to this revenue effect was approximately €100 million within the total impact for the reevaluation mentioned above. In the first quarter, before the reevaluation, the Sector took €32 million in charges stemming from increased costs estimates for completing particle therapy contracts. Profit in fiscal 2011 was also held back by the Sector’s €43 million share of the special employee remuneration allocation mentioned earlier and a loss of €32 million on the sale of a healthcare IT business in France. For comparison, the Sector’s profit of

€653 million a year ago included charges for impairments totaling €1.204 billion at Diagnostics and €96 million in charges related to the particle therapy business. Profit in the prior year benefited from €79 million of the pension curtailment gain discussed earlier and a gain of €40 million related to the Sector ceasing consolidation of a former subsidiary due to loss of control. The Sector expects burdens on profit in coming quarters from measures aimed at improving its competitive position.

Profit at Diagnostics in fiscal 2011 was €300 million, held back by increased pricing pressure in a competitive market environment, a less favorable business mix from a higher proportion of lower-margin product lines and higher service costs compared to the prior year. Operational challenges are expected to continue in coming quarters. The profit was also burdened by an increase in valuation allowances for receivables triggered by a debt rating downgrade related to Greece. A year earlier, Diagnostics posted a loss of €804 million due to the impairment charges mentioned above, and benefited from €22 million of the pension curtailment gain mentioned above for the Sector. PPA effects related to past acquisitions were €169 million in fiscal 2011 and €178 million in fiscal 2010.

Orders for Healthcare increased 2% in fiscal 2011 compared to the prior year. Revenue rose 1% year-over-year, including the revenue reduction related to particle therapy projects mentioned above. The imaging and therapy systems businesses delivered solid growth in both revenue and orders. On an organic basis, Sector volume growth was 2% for both orders and revenue. On a geographic basis, double-digit order growth in the Asia, Australia region more than offset declines in the regions Europe, C.I.S., Africa, Middle East and Americas. The Sector recorded higher revenue in the regions Asia, Australia and Americas offsetting a decline in the Europe, C.I.S., Africa, Middle East region. Emerging markets on a global basis showed positive growth for both revenue and orders including strong double-digit increases in China. Healthcare’s book-to-bill ratio was 1.05 and its order backlog stood at €7 billion at the end of the year. Of the Sector’s current backlog, orders of €3 billion are expected to be converted into revenue during fiscal 2012, orders of €1 billion during fiscal 2013, and the remainder in the periods thereafter.

In fiscal 2011, Diagnostics recorded revenue of €3.667 billion, unchanged from the prior year, and orders of €3.678 billion, up slightly from €3.664 billion a year ago. Both orders and revenue showed double-digit growth in the Asia, Australia region, and declines in the regions Americas and Europe, C.I.S., Africa, Middle East. On an organic basis, revenue was level with the prior year and orders rose 1%.

Equity Investments

In fiscal 2011, Equity Investments reduced its loss to €26 million from a loss of €191 million in fiscal 2010. The improvement was due mainly to a lower equity investment loss related to our share in NSN, which declined to €280 million from €533 million in the prior fiscal year. NSN reported to Siemens that it took restructuring charges and integration costs totaling €151 million in fiscal 2011 compared to €378 million a year earlier. Profit in fiscal 2011 also benefited from a gain of €90 million on the sale of Siemens’ 49% stake in KMW. These positive factors were partly offset by results related to other equity investments. Our shares in BSH and KMW, which was sold during the first quarter of the current fiscal year, together generated equity investment income for Siemens totaling €191 million in fiscal 2011, down from €277 million in fiscal 2010. The equity investment result related to our share in EN was a loss of €46 million in fiscal 2011, compared to income of €5 million a year earlier.

In the first quarter of fiscal 2011, Nokia Corporation (Nokia) and Siemens each converted €266 million, consisting of a shareholder loan to NSN and deferred interest into preferred shares. In the fourth quarter of fiscal 2011, in order to strengthen NSN’s financial position, Nokia and Siemens each provided new equity of €500 million and received preferred shares in return. The increase in equity did not change the existing shareholding ratio between Nokia and Siemens. We expect continued volatility in Equity Investments results in coming quarters including material impacts related to repositioning activities at NSN. For further information see, Item 5: Operating and financial review and prospects—Subsequent events.

Financial Services (SFS)

	Year ended September 30,		% Change
	2011	2010
	(in millions of €)
Income before income taxes	428	443	(3)%
Total assets	14,602	12,506	17%

In fiscal 2011, SFS generated €428 million in profit (defined as income before income taxes). Profit of €443 million in fiscal 2010 benefited from positive net effects related to various investments, including a gain of €47 million on the sale of an investment, while the current fiscal year was burdened by an impairment on an equity stake in a power plant project in the U.S. due to unexpectedly adverse market conditions. An adverse change related to investments was partly offset primarily by higher results in the commercial finance business. In the fourth quarter of fiscal 2011, SFS announced a growth strategy which includes even stronger support for the operating businesses of Siemens, leading to higher net cash outflows at the end of the quarter primarily relating to growth in the commercial finance business. These higher net cash outflows led to an increase in Total assets to €14.602 billion.

The following table provides further information on the capital structure of SFS as of September 30, 2011 and 2010:

	September 30,
	2011	2010
	(in millions of €)
Allocated equity	1,593	1,458
Total debt	12,075	10,028
therein intragroup financing	12,066	10,004
therein debt from external sources	9	24
Debt to equity ratio	7.58	6.88
Cash and cash equivalents	178	90

Both Moody’s and Standard & Poor’s view SFS as a captive finance company. These rating agencies generally recognize and accept higher levels of debt attributable to captive finance subsidiaries in determining long-term and short-term credit ratings.

The allocated equity for SFS is mainly determined and influenced by the size and quality of its portfolio of commercial finance assets (primarily leases and loans) and equity investments. This allocation is designed to cover the risks of the underlying business and is in line with common credit risk management standards. The actual risk of the SFS portfolio is evaluated and controlled on a regular basis. The allocated equity is calculated quarterly.

Reconciliation to Consolidated Financial Statements

Reconciliation to Consolidated Financial Statements includes Centrally managed portfolio activities, Siemens Real Estate (SRE) and various categories of items which are not allocated to the Sectors and to SFS because management has determined that such items are not indicative of the Sectors’ and SFS’ respective performance.

Centrally managed portfolio activities

For fiscal 2011, the result of Centrally managed portfolio activities was a loss of €40 million compared to a loss of €169 million a year earlier. The improvement is due primarily to the electronics assembly systems business which recorded a profit of €10 million in fiscal 2011. For comparison, the result related to this business in fiscal 2010 was a loss of €141 million, including €106 million provided for in connection with an expected loss from the sale to ASM Pacific Technology. The transaction was announced in the fourth quarter of fiscal 2010 and closed in the second quarter of fiscal 2011. In addition, both periods under review included losses related to the remaining former business activities of Siemens IT Solutions and Services that were not classified as discontinued operations and were therefore retroactively reclassified as Centrally managed portfolio activities. These losses were lower in the current year.

Siemens Real Estate (SRE)

In 2009, we initiated a multi-year program to improve the efficiency of our real estate management. Under the program, Siemens bundled its real estate portfolio into SRE and is implementing measures to increase the efficiency of these assets. The program was expected to generate approximately €250 million in annual cost savings primarily for the Siemens Sectors by the end of fiscal 2011, mainly through the more efficient utilization of space and a reduction in vacant property. At the end of the current fiscal year, we have completed the bundling of our real estate assets into SRE and have achieved the target of €250 million in annual cost savings compared to the cost position prior to the start of the program.

Income before income taxes at SRE was €150 million in fiscal 2011, down from €250 million a year earlier, due in part to lower gains related to the disposal of real estate in the current period. Costs associated with the real estate bundling program came in lower year-over-year, at €50 million, compared to €75 million in fiscal 2010. Assets with a book value of €489 million were transferred to SRE during fiscal 2011 as part of the real estate bundling program. SRE expects to continue with real estate disposals depending on market conditions.

Corporate items and pensions

In fiscal 2011, Corporate items and pensions posted a loss of €273 million, compared to a loss of €702 million a year earlier. Within this change, Centrally carried pension expense improved to a positive €75 million in the current year, from a negative €167 million in the prior year, due primarily to lower interest costs and a higher expected return on plan assets.

Corporate items recorded a loss of €348 million in fiscal 2011, compared to a loss of €535 million in fiscal 2010. The improvement year-over-year benefited from management’s allocation of a substantial part of the €267 million in special employee remuneration that was accrued within Corporate items in the fourth quarter of fiscal 2010. Within this part is the €240 million that was debited to the Sectors for management reporting purposes; charges were made to Industry of €128 million, to Energy of €69 million and to Healthcare of €43 million. In contrast, fiscal 2011 included higher net charges related to legal and regulatory matters and provisions of €99 million relating to regional risks. In addition, the current period includes an amount of €53 million related to reimbursements to AtoS, which will continue in coming quarters during the post-closing transition phase as AtoS becomes Siemens’ external IT service provider.

For comparison, the prior fiscal year benefited from gains in connection with compliance-related matters, including a gain of €84 million related to an agreement with the provider of Siemens’ directors and officers liability insurance, a net gain related to settlements with former members of Siemens’ Managing Board and Supervisory Board, and total gains of €40 million related to the recovery of funds frozen by authorities. Further, fiscal 2010 included a gain of €35 million from the sale of our Roke Manor activities in the U.K.

Eliminations, Corporate Treasury and other reconciling items

In fiscal 2011, income before income taxes from Eliminations, Corporate Treasury and other reconciling items was a negative €90 million compared to a negative €331 million a year earlier. The main factor of the improvement was Corporate Treasury activities, primarily due to changes in the fair market value of interest rate and foreign currency derivatives not qualifying for hedge accounting. The current fiscal year also benefited from an improved interest result as well as positive effects related to the reclassification of fund shares in connection with the divestment of an asset management company at SFS.

FISCAL 2010 COMPARED TO FISCAL 2009

RESULTS OF SIEMENS

The following discussion presents selected information for Siemens for the fiscal year ended September 30, 2010:

Orders and revenue

In fiscal 2010, revenue declined 2% year-over-year, to €68.978 billion, while orders rose 2% compared to the prior-year period, to €74.055 billion. This resulted in a book-to-bill ratio of 1.07. On an organic basis, excluding the net effect of currency translation and portfolio transactions, revenue decreased 3%, while orders came in level with the prior-year period. Within the full-year trend, the development of orders and revenue was strongly influenced by the recovery in the global economy. While order intake fell 16% year-over-year for the first six months, we reported order growth of 25% for the second half of fiscal 2010 compared to the prior-year period. Revenue development followed a similar pattern through the year, though with less pronounced fluctuations due to the stabilizing effect of our strong order backlog. The order backlog was €87 billion as of September 30, 2010, up from €81 billion a year earlier, including positive currency translation effects.

	New orders (location of customer)
	Year ended September 30,		% Change vs. previous year		therein
	2010	2009	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Europe, C.I.S.(2), Africa, Middle East	39,513	41,971	(6)%	(6)%	1%	(1)%
therein Germany	10,690	11,088	(4)%	(3)%	0%	0%
Americas	21,441	18,030	19%	16%	4%	0%
therein U.S.	15,179	13,239	15%	13%	2%	0%
Asia, Australia	13,102	12,532	5%	0%	5%	0%
therein China	5,281	5,312	(1)%	(2)%	1%	0%
therein India	2,286	2,248	2%	(2)%	4%	0%

Siemens	74,055	72,532	2%	0%	2%	(1)%

(1)	Excluding currency translation and portfolio effects.

(2)	Commonwealth of Independent States.

Orders related to external customers increased 2% in fiscal 2010 on higher demand in Industry and Healthcare, and including positive currency translation effects in all Sectors. The Industry Sector—our largest Sector by revenue—saw orders rise 3% on growth in four of its five Divisions, led by a double-digit increase at Industry Automation. Orders at Mobility came in lower year-over-year, due primarily to a lower volume from major orders. Order intake in the Energy Sector came in level with the prior-year period, as lower orders at Fossil Power Generation were offset by growth in the other Divisions of the Sector, led by higher demand at Renewable Energy. The order decline at Fossil Power Generation was due primarily to a lower volume from major orders in the first three quarters of fiscal 2010, a trend which reversed in the fourth quarter. Orders for Healthcare increased on broad-based growth across its businesses.

On a geographic basis, orders rose by double digits in the Americas and also rose in Asia, Australia, more than offsetting an order decline in Europe, C.I.S., Africa, Middle East. Order development in emerging markets was consistent with the overall order trend in each of our three reporting regions. In Europe, C.I.S., Africa, Middle East—our largest reporting region by revenue—orders fell 6%, largely due to a decline in the Energy Sector, where orders were 11% lower year-over-year. This was largely the result of a lower volume from major orders at Fossil Power Generation. Healthcare orders remained stable in the region and Industry orders came in 1% above the prior-year period, as growth at Drive Technologies and Industry Automation offset lower demand at other Divisions, including a lower volume from major orders at Mobility. Large prior-year contract wins at Mobility were the primary factor in a 4% order decline for Siemens in Germany. In the Americas, orders rose 19% on double-digit growth in all Sectors. The largest increase was a 28% rise in the Energy Sector, driven by a number of large onshore wind-farm orders at Renewable Energy. Industry orders rose 16% in the region, with contributions from all Divisions. Healthcare reported a 11% order increase in the Americas, due to broad-based growth across most of its businesses. Within the region, order growth in the U.S. included a higher volume from major orders in all Sectors. In Asia, Australia, order intake benefited from positive currency translation effects and came in 5% higher year-over-year, despite significantly lower volume from major orders. Order intake in the region rose by double digits in the Healthcare Sector and to a lesser extent in Energy while orders for Industry declined. The lower volume from major orders mentioned above for the region limited order development in China and India. For comparison, the prior year included a large contract win for high-speed trains in China and major orders for Industry Solutions in India.

	Revenue (location of customer)
	Year ended September 30,		% Change vs. previous year		therein
	2010	2009	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Europe, C.I.S.(2), Africa, Middle East	37,558	39,408	(5)%	(5)%	1%	(1)%
therein Germany	10,222	10,330	(1)%	(1)%	0%	0%
Americas	18,642	18,868	(1)%	(4)%	3%	0%
therein U.S.	13,308	14,225	(6)%	(7)%	1%	0%
Asia, Australia	12,778	11,777	9%	3%	5%	0%
therein China	5,526	5,005	10%	9%	2%	0%
therein India	1,877	1,617	16%	9%	7%	0%

Siemens	68,978	70,053	(2)%	(3)%	2%	(1)%

(1)	Excluding currency translation and portfolio effects.

(2)	Commonwealth of Independent States.

Revenue related to external customers declined 2% in fiscal 2010. Revenue in all Sectors benefited from positive currency translation effects. Revenue in Industry came in 3% below the prior-year level, including lower revenue at Industry Solutions and Drive Technologies. Within a 1% decline in Energy, a double-digit increase in revenue at Renewable Energy nearly offset declines in other Divisions. Healthcare revenue came in above the prior-year level, including broad-based growth across all businesses and a steady revenue increase throughout the year. Below the Sectors, streamlining activities at Centrally managed portfolio activities contributed to the overall revenue decline for Siemens. Revenue from emerging markets rose 6%, to €21.755 billion, accounting for 32% of Siemens’ overall revenue in fiscal 2010, compared to 29% in fiscal 2009.

On a geographic basis, growth in Asia, Australia was more than offset by declines in other regions. In Europe, C.I.S., Africa, Middle East, revenue decreased 5% year-over-year due primarily to lower revenue in the Industry Sector. Revenue in Industry decreased 8% in the region, driven by double-digit declines at Drive Technologies and Industry Solutions. Revenue for Energy and Healthcare came in near the level of the prior fiscal year. In Germany, a double-digit revenue increase in Energy was partly offset by a revenue decline at Industry and Healthcare. In the Americas, revenue fell 1% year-over-year, as lower sales in the U.S. were partly offset by double-digit growth in the region’s emerging markets. Among the Sectors, revenue in the Americas decreased in Industry and came in level with the prior year in Energy and Healthcare. Benefiting from positive currency translation effects, revenue rose 9% in Asia, Australia in fiscal 2010 on double-digit growth in Industry and Healthcare. Revenue came in higher at four of the Industry Sector’s five Divisions, and Healthcare showed strong revenue increases across its businesses year-over-year. The Energy Sector recorded a revenue decline in the region. Higher revenue in India included double-digit increases in all Sectors.

Consolidated Statements of Income

	Year ended September 30,		% Change
	2010	2009
	(in millions of €)
Gross profit	20,001	19,120	5%
as percentage of revenue	29.0%	27.3%

Gross profit for fiscal 2010 came in 5% above the prior year on higher gross profit margins in all Sectors. Even though Industry and Energy recorded revenues slightly below the prior-year level, both Sectors reported higher gross profits in fiscal 2010. The increase in Industry included higher capacity utilization at Industry Automation, as well as higher gross profit at Mobility. These factors more than offset a significant gross profit decline at Industry Solutions, which took €205 million in charges related to cost estimates for a project engagement with a local partner in the U.S., and also saw a significant drop in revenue year-over-year. Gross profit in the Energy Sector rose on a more favorable revenue mix and strong project performance, particularly at Fossil Power Generation. The gross profit increase in the Healthcare Sector was due in part to higher revenues and was driven by improved gross profits and margins in its imaging and therapy systems and diagnostics businesses. In addition to a favorable product mix in fiscal 2010, Healthcare benefited from positive effects related to currency developments and from comparison with the prior-year period, which included an unfavorable currency hedge and was burdened by higher charges related to the particle therapy business. These charges were €96 million in fiscal 2010 and €169 million a year earlier. Gross profit in all three Sectors benefited from their respective portions of a previously disclosed pension curtailment gain in the second quarter of fiscal 2010. In addition, gross profit in fiscal 2010 included €169 million of the expenses related to the special remuneration for non-management employees. The above factors, together with savings related to our supply chain management efforts, resulted in a gross profit margin of 29.0% for Siemens overall, up from 27.3% in fiscal 2009.

	Year ended September 30,
	2010	2009	% Change
	(in millions of €)
Research and development expenses	(3,558)	(3,597)	(1)%
as percentage of revenue	5.2%	5.1%	—
Marketing, selling and general administrative expenses	(9,666)	(9,525)	1%
as percentage of revenue	14.0%	13.6%	—
Other operating income	839	719	17%
Other operating expense	(1,554)	(582)	167%
Income (loss) from investments accounted for using the equity method, net	9	(1,620)	n/a
Interest income	2,045	2,028	1%
Interest expense	(1,759)	(2,074)	(15)%
Other financial income (expense), net	(383)	(434)	(12)%

R&D expenses decreased slightly, to €3.558 billion, due primarily to lower expenses in the Industry Sector. R&D expenses as a percentage of revenue were 5.2% in fiscal 2010, nearly unchanged from the prior-year level. SG&A expenses rose slightly to €9.666 billion or 14.0% of revenues in fiscal 2010, from €9.525 billion or 13.6% of revenues a year earlier. The increase was due primarily to higher expenses in the Energy Sector associated with growth in the second half of fiscal 2010. SG&A expenses in fiscal 2010 also included a portion of the expenses related to the special remuneration for non-management employees.

Other operating income was €839 million in fiscal 2010 and included higher gains in connection with compliance-related matters, including a gain of €84 million related to an agreement with the provider of the Siemens’ directors and officers liability insurance, a net gain related to settlements with former members of Siemens’ Managing Board and Supervisory Board, and total gains of €40 million related to the recovery of funds frozen by authorities. In addition, fiscal 2010 included a gain of €47 million related to the sale of Mobility’s airfield solutions business, and a gain of €35 million from the sale of our Roke Manor activities in the U.K. that were reported in Corporate items. Further, Siemens ceased to consolidate a former subsidiary in the third quarter of fiscal 2010 due to a loss of control, and recorded a related gain of €40 million. For comparison, Other operating income of €719 million in fiscal 2009 included higher gains related to the disposal of real estate, most notably a gain of €224 million from the sale of Siemens’ residential real estate holdings, and income related to legal and regulatory matters. For additional information, see Item 18: Financial Statements—Notes to Consolidated Financial Statements.

Other operating expense increased substantially in fiscal 2010, to €1.554 billion, compared to €582 million a year earlier. The difference was due primarily to impairment charges at the Diagnostics Division in the fourth quarter of fiscal 2010, including €1.145 billion for goodwill and €39 million for real estate. In addition, fiscal 2010 included €106 million provided for in connection with an expected loss from the sale of our electronics assembly systems business, held in Centrally managed portfolio activities, to ASM Pacific Technology. The transaction was announced in the fourth quarter of fiscal 2010 and closed in the second quarter of fiscal 2011. Further, fiscal 2010 included charges related to legal and regulatory matters. For comparison, fiscal 2009 included expenses for outside advisors engaged in connection with investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities, which amounted to €95 million. Fiscal 2009 also included a charge of €53 million related to a global settlement agreement with the World Bank Group and expenses related to the divestment of an industrial manufacturing unit in Austria, which was held in Centrally managed portfolio activities. Further, fiscal 2009 included valuation allowances on loans. For additional information, see Item 18: Financial Statements—Notes to Consolidated Financial Statements.

Income from investments accounted for using the equity method, net was a positive €9 million in fiscal 2010, compared to a negative €1.620 billion a year earlier. The difference was due primarily to an equity investment loss of €2.177 billion in fiscal 2009 related to NSN. This equity investment loss included an impairment of €1.634 billion on our stake in NSN recorded in the fourth quarter and a loss of €543 million, including a charge of €216 million related to an impairment of deferred tax assets at NSN as well as our share of restructuring and integration costs. In addition, fiscal 2009 included a gain of €327 million on the sale of our stake in Fujitsu Siemens Computers (Holding) B.V. (FSC) and an equity investment loss of €171 million related to Enterprise Networks Holdings B.V. (EN). For comparison, Income from investments accounted for using the equity method, net in fiscal 2010 included an investment loss of €533 million related to NSN and a gain of €47 million from the sale of a stake in an investment at SFS. Further, equity investment income related to our stakes in BSH and KMW improved to a total of €277 million in fiscal 2010 from a total of €195 million a year earlier. For additional information, see Item 18: Financial Statements—Notes to Consolidated Financial Statements.

Interest income increased slightly to €2.045 billion in fiscal 2010, from €2.028 billion a year earlier. Interest expense was €1.759 billion, down from €2.074 billion in fiscal 2009. The decline in interest expense was due in part to lower interest rates in fiscal 2010 compared to the prior fiscal year. For additional information, see Item 18: Financial Statements—Notes to Consolidated Financial Statements.

Other financial income (expense), net was a negative €383 million in fiscal 2010 compared to a negative €434 million in the prior-year period. The difference was due primarily to higher expenses in fiscal 2009 as a result of allowances and write-offs of finance receivables, net of reversals. These net expenses amounted to €63 million in fiscal 2010, compared to €162 million a year earlier. This factor was partly offset by higher losses year-over-year related to interest rate derivatives not qualifying for hedge accounting. For additional information, see Item 18: Financial Statements—Notes to Consolidated Financial Statements.

	Year ended September 30,
	2010	2009	% Change
	(in millions of €)
Income from continuing operations before income taxes	5,974	4,035	48%
Income taxes	(1,712)	(1,502)	14%
as percentage of income from continuing operations before income taxes	29%	37%	—
Income from continuing operations	4,262	2,533	68%
Loss from discontinued operations, net of income taxes	(194)	(36)	>200%
Net income	4,068	2,497	63%
Net income attributable to non-controlling interests	169	205	—
Net income attributable to shareholders of Siemens AG	3,899	2,292	70%

Income from continuing operations before income taxes was €5.974 billion in fiscal 2010, compared to €4.035 billion a year earlier. The improvement year-over-year was due to the factors mentioned above, primarily including higher gross profit in all Sectors and an improved financial result in fiscal 2010. While both periods included major impairments as noted above, the impact on income from continuing operations was lower in fiscal 2010. The effective tax rate was 29% in fiscal 2010, down from 37% in the prior fiscal year. The rate in fiscal 2010 was adversely affected by the goodwill impairment charges at the Diagnostics Division, a majority of which was not deductible for tax purposes. This effect was more than offset by the release of tax provisions after the conclusion of tax audits, and the release of tax liabilities after the positive decision on appeal related to non-deductible expenses in connection with certain foreign dividends. For comparison, the effective tax rate in fiscal 2009 was adversely affected by the significant Loss from investments accounted for using the equity method, net, primarily due to NSN, partly offset by the tax-free gain on the sale of our stake in FSC. As a result, Income from continuing operations after taxes was €4.262 billion in fiscal 2010, up from €2.533 billion a year earlier.

Discontinued operations primarily include Siemens IT Solutions and Services which was sold to AtoS in the fourth quarter of fiscal 2011, and OSRAM which Siemens plans to list publicly. In addition, discontinued operations include former Com activities, comprising telecommunications carrier activities transferred into NSN in the third quarter of fiscal 2007; the enterprise networks business, 51% of which was divested during the fourth quarter of fiscal 2008; and the mobile devices business sold to BenQ Corporation in fiscal 2005 as well as the former Siemens VDO Automotive activities, which were sold to Continental AG in the first quarter of fiscal 2008. Income (loss) from discontinued operations, net of income taxes in fiscal 2010 was €(194) million, compared to €(36) million a year earlier. Fiscal 2010 included a loss of €468 million after tax attributable to Siemens IT Solutions and Services, including pretax charges of €390 million related to the completion of staff reduction measures related to the strategic reorientation of Siemens IT Solutions and Services aimed at strengthening the competitive position of the business. For comparison, income (loss) from discontinued operations associated with Siemens IT Solutions and Services in fiscal 2009 was €(61) million after tax, including pretax charges for staff reduction measures of €81 million. In contrast, income (loss) from discontinued operations related to OSRAM improved to €318 million after tax in fiscal 2010, up from €(15) million after tax in the prior fiscal year, due to a combination of factors including higher revenues, increased capacity utilization, an improved business mix as well as an improved cost structure. For comparison, income from discontinued operations related to OSRAM in fiscal 2009 was burdened by a pretax impact of €40 million for major impairments and inventory write-downs taken in the fourth quarter as well as €57 million in pretax charges for staff reduction measures. Income (loss) from discontinued operations, net of income taxes in fiscal 2010 also included charges related to legal and regulatory matters associated with former Com activities. For additional information, see Item 18: Financial Statements—Notes to Consolidated Financial Statements.

Net income for Siemens in fiscal 2010 was €4.068 billion compared to €2.497 billion a year earlier. Net income attributable to shareholders of Siemens AG was €3.899 billion, up from €2.292 billion in fiscal 2009.

SEGMENT INFORMATION ANALYSIS

Sectors

Industry

	Year ended September 30,		% Change		therein
	2010	2009	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Sector
Profit	2,658	2,372	12%
Profit margin	8.8%	7.6%
New orders	30,243	29,263	3%	1%	3%	0%
Total revenue	30,203	31,024	(3)%	(4)%	2%	0%
External revenue	29,093	29,932	(3)%
therein:
Europe, C.I.S.(2), Africa, Middle East	16,251	17,585	(8)%
therein Germany	6,103	6,181	(1)%
Americas	6,551	6,801	(4)%
Asia, Australia	6,291	5,545	13%

(1)	Excluding currency translation and portfolio effects.

(2)	Commonwealth of Independent States.

The Industry Sector increased its profit 12% year-over-year, to €2.658 billion, as successful profitability initiatives resulted in improved capacity utilization and cost management. These factors were particularly evident in the Sector’s shorter-cycle businesses, which began recovering from the downturn in the first half of the fiscal year. All Divisions except Industry Solutions produced higher profit year-over-year, with the strongest increases coming from Industry Automation. A number of factors burdened Sector profit in both periods. Profit in fiscal 2010 includes €185 million in charges for staff reduction measures, €205 million in charges related to cost estimates for a project engagement with a local partner in the U.S., and a provision for a supplier-related warranty. These factors were only partly offset by €53 million in gains related to curtailment of pension plans in the U.S., which benefited results at all Divisions, and a €47 million net gain at Mobility on the sale of its airfield lighting business. Profit in fiscal 2009 was held back by €155 million in charges for staff reduction measures in the fourth quarter.

Revenue in Industry came in slightly below the prior-year level. While the recovery in shorter-cycle business mentioned above helped lift revenue for Industry Automation, market conditions for the Sector’s longer-cycle businesses showed signs of stabilization later in the fiscal year. On a regional basis, double-digit growth in Asia, Australia was more than offset by lower revenue in Europe, C.I.S., Africa, Middle East and the Americas. Orders rose 3% compared to fiscal 2009 on increases at all Divisions except Mobility, which saw lower volume from major orders. The improvement was due to higher demand in the Americas, as orders in other regions came in almost level with fiscal 2009. Industry’s order backlog was €28 billion at the end of fiscal 2010, unchanged from a year earlier.

	New orders
	Year ended September 30,		% Change		therein
	2010	2009	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Divisions
Industry Automation	6,421	5,571	15%	13%	2%	0%
Drive Technologies	6,981	6,511	7%	5%	2%	0%
Building Technologies	7,132	6,910	3%	1%	3%	0%
Industry Solutions	6,203	6,101	2%	(1)%	3%	0%
Mobility	5,885	6,766	(13)%	(14)%	2%	(1)%

(1)	Excluding currency translation and portfolio effects.

	Revenue
	Year ended September 30,		% Change		therein
	2010	2009	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Divisions
Industry Automation	6,226	5,763	8%	6%	2%	0%
Drive Technologies	6,960	7,526	(8)%	(9)%	2%	0%
Building Technologies	6,903	7,007	(1)%	(3)%	2%	0%
Industry Solutions	6,040	6,804	(11)%	(13)%	2%	0%
Mobility	6,508	6,442	1%	1%	2%	(2)%

(1)	Excluding currency translation and portfolio effects.

	Profit			Profit Margin
	Year ended September 30,		% Change	Year ended September 30,
	2010	2009		2010	2009
	(in millions of €)
Divisions
Industry Automation	1,004	642	57%	16.1%	11.1%
Drive Technologies	803	784	2%	11.5%	10.4%
Building Technologies	401	288	39%	5.8%	4.1%
Industry Solutions	(10)	310	n/a	(0.2)%	4.6%
Mobility	463	343	35%	7.1%	5.3%

Profit at Industry Automation increased 57% year-over-year on an improved business mix, higher capacity utilization and measures to improve profitability. The Division took €25 million in charges for staff reduction measures, compared to net charges of €22 million in the fourth quarter of fiscal 2009. Profit in fiscal 2010 benefited from a €19 million gain from the sale of a business. Both fiscal years under review included purchase price allocation (PPA) effects from the acquisition of UGS Corp., acquired in fiscal 2007. PPA effects were €142 million in fiscal 2010 and €138 million a year earlier. Revenue and orders both grew year-over-year, in part due to a restoration of customer demand in the factory automation markets, including short-term restocking effects. Orders grew in all three regions, led by Asia, Australia. Revenue grew strongly in Asia, Australia while revenue in other regions remained stable year-over-year.

Profit at Drive Technologies improved quarter by quarter throughout fiscal 2010, and came in at €803 million for the full year. Charges for staff reduction measures were €37 million compared to charges of €30 million in the fourth quarter of fiscal 2009. The increase in profit year-over-year was driven by the Division’s shorter-cycle businesses, which saw steady recovery of their markets during the year following a sharp downturn in fiscal 2009. This trend included strong demand from the machine-building industry. In contrast, the Division’s longer-cycle businesses did not see signs of more stable market conditions until late in fiscal 2010. Revenue was lower year-over-year notably including a decline in Europe, C.I.S., Africa, Middle East. Orders increased 7% year-over-year, driven by the improvement year-over-year in shorter-cycle businesses.

Building Technologies contributed €401 million to Sector profit in fiscal 2010. The sharp increase compared to fiscal 2009 included a strong performance in control products and systems and a turn-around in the low voltage distribution business. Charges for staff reduction measures were €24 million in fiscal 2010 compared to €29 million in the fourth quarter of fiscal 2009. The provision for a supplier-related warranty mentioned above was largely offset by the Division’s portion of the pension curtailment gain, also mentioned above. Revenue came in 1% lower than a year earlier, as higher revenue in Asia, Australia was more than offset by lower revenue in other regions. Orders rose 3% on higher demand in Asia, Australia and the Americas.

Industry Solutions reported a loss of €10 million in fiscal 2010, down from a profit of €310 million in fiscal 2009. In fiscal 2010, the Division took €205 million in charges related to cost estimates for a project engagement with a local partner in the U.S. mentioned above. Furthermore, charges for staff reduction measures were higher, totaling €101 million in fiscal 2010 compared to €69 million in fiscal 2009. To a lesser extent, profit also fell on lower capacity utilization. Revenue declined 11% year-over-year, due primarily to a sharp drop year-over-year at the Division’s large metal technologies business. A sharp increase in order intake in the fourth quarter in the Americas and Europe, C.I.S., Africa, Middle East lifted full-year orders above the level of fiscal 2009.

Mobility contributed €463 million to Sector profit in fiscal 2010, well above the prior-year level due in part to selective order intake in prior periods as well as execution of programs to improve performance in its project business. Profit benefited from the €47 million gain from the sale of the Division’s airfield lighting business and the Division’s portion of the pension curtailment gain, both mentioned above. Revenue for Mobility was stable year-over-year, as growth in Asia, Australia offset declines in other regions. Orders came in lower compared to the prior fiscal year, when a higher volume from major orders included a particularly large train order in China.

Energy

	Year ended September 30,		% Change		therein
	2010	2009	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Sector
Profit	3,361	3,127	8%
Profit margin	13.2%	12.1%
New orders	30,122	30,076	0%	(2)%	2%	0%
Total revenue	25,520	25,793	(1)%	(4)%	2%	0%
External revenue	25,205	25,406	(1)%
therein:
Europe, C.I.S.(2), Africa, Middle East	14,800	14,716	1%
therein Germany	2,118	1,905	11%
Americas	6,558	6,552	0%
Asia, Australia	3,847	4,139	(7)%

(1)	Excluding currency translation and portfolio effects.

(2)	Commonwealth of Independent States.

The Energy Sector executed particularly well in fiscal 2010, increasing Sector profit 8% year-over-year, to €3.361 billion, despite a slight decline in full-year revenue compared to fiscal 2009 and increased expenses for R&D, marketing and selling associated with growth in the second half of fiscal 2010. Profit growth came primarily from Fossil Power Generation, due mainly to strong project execution and a more favorable revenue mix, and to a lesser extent from Power Transmission. The Sector’s other Divisions each posted a moderate profit decline year-over-year.

Market conditions for Energy were difficult in the first half of fiscal 2010, as customer postponements of large infrastructure projects that began in fiscal 2009 continued into fiscal 2010. Conditions improved in the second half, particularly including a strong pick-up in major orders. As a result, fiscal 2010 orders for the Sector came in just above the prior-year level, at €30.122 billion. Orders climbed at all Divisions except Fossil Power Generation, which saw significantly lower volume from major orders in the first three quarters of the fiscal year. On a geographic basis, higher orders in the regions Americas and Asia, Australia offset lower demand in the region Europe, C.I.S., Africa, Middle East. Revenue of €25.520 billion was 1% lower than the fiscal 2009 level, as a double-digit increase in revenue at Renewable Energy nearly offset declines in the other Divisions. On a geographic basis, revenue was up slightly in the region Europe, C.I.S., Africa, Middle East, level in the region Americas and lower in the region Asia, Australia. On a book-to-bill ratio of 1.18, the Sector’s order backlog rose to €53 billion at the end of fiscal 2010, up from €47 billion a year earlier.

	New Orders
	Year ended September 30,		% Change		therein
	2010	2009	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Divisions
Fossil Power Generation	9,920	12,135	(18)%	(20)%	2%	0%
Renewable Energy	5,929	4,823	23%	22%	1%	0%
Oil & Gas	4,943	4,450	11%	7%	4%	0%
Power Transmission	6,770	6,324	7%	5%	2%	0%
Power Distribution	3,231	3,018	7%	4%	3%	0%

(1)	Excluding currency translation and portfolio effects.

	Revenue
	Year ended September 30,		% Change		therein
	2010	2009	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Divisions
Fossil Power Generation	9,550	9,802	(3)%	(3)%	1%	0%
Renewable Energy	3,272	2,935	11%	5%	3%	3%
Oil & Gas	4,156	4,276	(3)%	(6)%	4%	0%
Power Transmission	6,143	6,172	0%	(4)%	3%	0%
Power Distribution	3,039	3,284	(7)%	(10)%	3%	0%

(1)	Excluding currency translation and portfolio effects.

	Profit			Profit Margin
	Year ended September 30,			Year ended September 30,
	2010	2009	% Change	2010	2009
	(in millions of €)
Divisions
Fossil Power Generation	1,445	1,206	20%	15.1%	12.3%
Renewable Energy	343	361	(5)%	10.5%	12.3%
Oil & Gas	455	468	(3)%	10.9%	11.0%
Power Transmission	715	681	5%	11.6%	11.0%
Power Distribution	398	412	(3)%	13.1%	12.5%

Fossil Power Generation again led all Siemens Divisions with €1.445 billion in profit in fiscal 2010. Drivers of the 20% increase year-over-year included strong project execution and a more favorable revenue mix, including a higher contribution from the service business. Charges of €57 million for capacity adjustments related to a shift of production capacity within the Americas region were partly offset by the Division’s share in the pension curtailment gain. Order development at Fossil Power Generation was heavily influenced by market contraction in the first three quarters of fiscal 2010, including the drop in major orders mentioned above. Strong demand in the fourth quarter of fiscal 2010 limited the Division’s order decline to 18% for the full year. In contrast, revenue development throughout the year remained relatively stable due to Fossil Power Generation’s strong order backlog, and revenue in fiscal 2010 came in 3% below the prior-year period.

Profit at Renewable Energy declined 5% in fiscal 2010 compared to fiscal 2009, to €343 million, after significant expenses and investments to expand the Division’s wind business and build up its solar business, including transaction and integration costs related to consolidation of the solar company Solel. These transaction and integration costs, in combination with negative operating results, resulted in a net loss related to the acquired Solel business in fiscal 2010. After a seasonally low first quarter, revenue rose in each of the next three quarters of fiscal 2010, both year-over-year and on a consecutive basis, resulting in an 11% increase for the full year. As in past years, order development was more volatile from quarter to quarter than revenue growth. The Division continued to win large wind-farm orders in Europe and the Americas and generated a 23% increase in new orders for the full fiscal year 2010.

Profit at Oil & Gas came in 3% lower year-over-year in fiscal 2010, at €455 million. The main factor in the change was a 3% decline in revenue coming primarily from the Division’s compression and solutions business. Orders rose steadily throughout fiscal 2010 and came in 11% higher year-over-year, including strong demand at the industrial turbines business.

Power Transmission recorded a 5% increase in profit in fiscal 2010, to €715 million. While profit was held back in part by pricing pressure due mainly to new market entrants, the Division benefited from a positive swing in effects from commodity hedging and also improved its project performance compared to the prior year. Starting from a relatively low level in the first quarter of fiscal 2010, the Division increased its revenue steadily throughout the year. Due to a particularly strong fourth quarter in the transformers business, full-year revenue came in just below the prior-year level. Orders at Power Transmission rose 7% compared to the prior fiscal year, due to a higher volume from major orders in fiscal 2010, including large contracts for grid access to off-shore wind-farms.

Profit at Power Distribution was €398 million in fiscal 2010, down 3% from the prior-year level, due mainly to a 7% decline in revenue. Both results were driven by the Division’s medium voltage business, which saw double-digit percentage drops in revenue and profit compared to fiscal 2009. Orders for the Division were up 7% year-over-year, due to a strong fourth quarter in fiscal 2010 that more than offset weaker demand earlier in the fiscal year.

Healthcare

	Year ended September 30,		% Change		therein
	2010	2009	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Sector
Profit	653	1,362	(52)%
Profit margin	5.3%	11.4%
New orders	12,872	11,950	8%	5%	3%	0%
Total revenue	12,364	11,927	4%	1%	3%	0%
External revenue	12,281	11,869	3%
therein:
Europe, C.I.S.(2), Africa, Middle East	4,681	4,728	(1)%
therein Germany	1,056	1,073	(2)%
Americas	5,142	5,154	0%
Asia, Australia	2,459	1,986	24%

(1)	Excluding currency translation and portfolio effects.

(2)	Commonwealth of Independent States.

Conditions in the global healthcare market improved in fiscal 2010, particularly including significant increases in healthcare equipment spending in emerging markets. In addition, passage of healthcare reform legislation in the U.S. removed some uncertainty in the market and contributed to an easing of customer restraint regarding capital expenditures.

The Healthcare Sector profit of €653 million in fiscal 2010 was burdened by impairment charges of €1.204 billion at Diagnostics during the fourth quarter, including a goodwill impairment. These impairments more than offset positive effects during the year. These included a gain of €79 million related to the curtailment of pension plans in the U.S. and a gain of €40 million, taken at the Sector level, as the Sector ceased to consolidate a subsidiary due to loss of control. The change in profit year-over-year included positive effects related to currency development, notably an unfavorable currency hedge in the prior year. Both periods under review included charges associated with particle therapy business, totaling €96 million in fiscal 2010 and €169 million in fiscal 2009. The charges stemmed from tests of prototype technology, resulting in a revised assessment of the additional costs required to complete the projects.

Diagnostics posted a loss of €804 million in fiscal 2010 compared to profit of €313 million a year earlier, due primarily to the impairment charges mentioned above. During the fourth quarter, Siemens completed a strategic review which reassessed the medium-term growth prospects and long-term market development of the laboratory diagnostics business, and also conducted correspondingly an annual impairment test. The impairment charges of €1.204 billion included €1.145 billion for goodwill and €39 million for real estate. For further information regarding goodwill at Diagnostics see Item 18: Financial Statements—Notes to Consolidated Financial Statements. Diagnostics recorded lower expenses related to SG&A, and results also benefited from €22 million of the pension curtailment gain mentioned above. PPA effects related to past acquisitions were €178 million in fiscal 2010. In addition, Diagnostics recorded €90 million of integration costs. A year earlier, PPA effects and integration costs totaled €248 million.

In fiscal 2010, orders for the Healthcare Sector came in 8% higher compared to the prior fiscal year. The Sector recorded higher orders in the Americas, particularly including the U.S., and in Asia, Australia. Revenue in fiscal 2010 increased 4% compared to fiscal 2009, particularly on a broad-based growth across its businesses in Asia, Australia. Orders were stable in Europe, C.I.S., Africa, Middle East and revenues showed a slight decline in the region. On an organic basis, excluding strong positive currency translation effects, orders came in 5% higher and revenue rose 1% compared to fiscal 2009. Healthcare’s book-to-bill ratio was 1.04 for fiscal 2010, and its order backlog at the end of the year stood at €7 billion compared to €6 billion a year earlier.

Fiscal 2010 orders and revenue for Diagnostics rose 5% year-over-year, benefiting strongly from positive currency translation effects. On a geographic basis, revenue and order growth in the Americas and Asia, Australia more than offset slight declines in Europe, C.I.S., Africa, Middle East. On an organic basis, orders and revenue rose 3% and 2%, respectively, compared to the prior-year levels.

Equity Investments

In fiscal 2010, Equity Investments recorded a loss of €191 million compared to a loss of €1.851 billion a year earlier. The difference is due mainly to a significantly higher loss related to our stake in Nokia Siemens Networks B.V. (NSN) in fiscal 2009. In fiscal 2009, we took an impairment of €1.634 billion on our investment in NSN. The loss from our stake in NSN in fiscal 2009 also included a charge of €216 million related to an impairment of deferred tax assets at NSN. Furthermore, NSN took restructuring charges and incurred integration costs of €507 million. These factors led to an equity investment loss related to our stake in NSN of €2.177 billion in fiscal 2009. Also in fiscal 2009 Enterprise Networks Holdings B.V. (EN) incurred an operating loss and took restructuring charges. As a result, we incurred a loss of €171 million from our investment in EN in fiscal 2009. These losses were only partly offset by a gain of €327 million from the sale of our stake in FSC as well as equity investment income of €195 million related to our stakes in BSH Bosch und Siemens Hausgeräte GmbH (BSH) and Krauss-Maffei Wegmann GmbH & Co. KG (KMW). For comparison, in fiscal 2010, the loss related to our stake in NSN was €533 million. NSN recorded restructuring charges and integration costs of €378 million in fiscal 2010. Also in fiscal 2010, Equity investment income from our stakes in BSH and KMW improved to a total of €277 million.

Financial Services (SFS)

	Year ended September 30,
	2010	2009	% Change
	(in millions of €)
Income before income taxes	443	300	48%
Total assets	12,506	11,704	7%

SFS raised its profit (defined as income before income taxes) in fiscal 2010 to €443 million from €300 million a year earlier. The increase in profit compared to fiscal 2009 came mainly from higher results in the commercial finance business, driven by significantly lower additions to loss reserves and higher interest results. Fiscal 2010 profit benefited also from positive net effects related to various investments, including a gain of €47 million on the sale of an investment. These factors more than offset lower income from SFS’s internal services business. Total assets rose to €12.506 billion, due primarily to currency translation effects.

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

Reconciliation to Consolidated Financial Statements

Reconciliation to Consolidated Financial Statements includes Centrally managed portfolio activities, SRE and various categories of items which are not allocated to the Sectors and to SFS because the Company’s management has determined that such items are not indicative of the Sectors’ and SFS’ respective performance.

Centrally managed portfolio activities

For fiscal 2010, the result of Centrally managed portfolio activities was a loss of €169 million compared to a loss of €327 million a year earlier. Within this improvement, the loss related to the electronics assembly systems business declined to €141 million in fiscal 2010, including €106 million provided for in connection with an expected loss from the sale to ASM Pacific Technology. The transaction was announced in the fourth quarter of fiscal 2010 and closed in the second quarter of fiscal 2011. For comparison, fiscal 2009 included a higher loss related to Electronics Assembly Systems, primarily including €201 million related to the business due to operating losses and charges for impairments and staff reduction measures. In addition, fiscal 2009 included a loss related to the divestment of an industrial manufacturing unit in Austria, as well as higher net expenses related to divested businesses. Results related to the remaining former business activities of Siemens IT Solutions and Services reclassified as Centrally managed portfolio activities swung to a loss in fiscal 2010, compared to a positive profit contribution from these activities a year earlier. Due primarily to portfolio streamlining activities as well as lower revenue year-over-year from former business activities of Siemens IT Solutions and Services, revenue from Centrally managed portfolio activities in fiscal 2010 fell to €696 million from €1.059 billion a year earlier, despite higher revenues from the electronics assembly systems business.

Siemens Real Estate

Income before income taxes at SRE was €250 million in fiscal 2010, down from €341 million a year earlier, due in part to lower income related to the disposal of real estate. For comparison, fiscal 2009 included a gain of €224 million on the disposal of Siemens’ residential real estate holdings. Both periods included costs associated with Siemens’ program to bundle its real estate assets into SRE and to initiate further efficiency measures, including impairments. In fiscal 2010, these costs totaled €75 million and came in above the prior-year period. Assets with a book value of €872 million were transferred to SRE during fiscal 2010 as part of the real estate bundling program.

Corporate items and pensions

In fiscal 2010, Corporate items and pensions totaled €(702) million compared to €(920) million a year earlier.

Included therein, Corporate items improved from €(581) million in fiscal 2009 to €(535) million in fiscal 2010. Corporate items in fiscal 2010 included higher gains in connection with compliance-related matters, including a gain of €84 million related to an agreement with the provider of the Siemens’ directors and officers liability insurance, a net gain related to settlements with former members of Siemens’ Managing Board and Supervisory Board, and total gains of €40 million related to the recovery of funds frozen by authorities. Compared to the prior-year period, fiscal 2010 included higher personnel-related expenses, including expenses of €267 million related to special remuneration for non-management employees. After the allocation of this remuneration was determined in the first quarter of fiscal 2011, the expenses were allocated primarily to the Sectors in fiscal 2011. Further, fiscal 2010 included net charges related to legal and regulatory matters as well as a gain of €35 million from the sale of our Roke Manor activities in the U.K. In addition, fiscal 2010 included a net loss of €13 million related to a major asset retirement obligation, compared to a higher net loss in the prior year. In both periods, the net result related to the asset retirement obligation included negative interest-related effects from the measurement of the obligation and positive effects from related hedging activities not qualifying for hedge accounting. In addition, the net result related to the asset retirement obligation in fiscal 2010 included a gain of €60 million due to revised assumptions. For additional information, see Item 18: Financial Statements—Notes to Consolidated Financial Statements.

For comparison, Corporate items in fiscal 2009 included net charges of €97 million related to the global SG&A program and other personnel-related restructuring measures. Expenses for outside advisors engaged in connection with investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities amounted to €95 million in fiscal 2009. In addition, fiscal 2009 included a positive effect related to shifting an employment bonus program from cash-based to share-based payment, which was offset by a charge of €53 million related to a global settlement agreement with the World Bank Group.

Centrally carried pension expense was €167 million in fiscal 2010, compared to €339 million a year earlier. The change year-over-year was due to higher expected return on plan assets and lower interest costs in fiscal 2010, as well as higher insurance costs in the prior-year period related to our mandatory membership in the Pensionssicherungsverein (PSV), the German pension insurance association.

Eliminations, Corporate Treasury and other reconciling items

In fiscal 2010, income before income taxes from Eliminations, Corporate Treasury and other reconciling items was a negative €331 million compared to a negative €370 million a year earlier. Fiscal 2010 benefited primarily from a decline in refinancing costs due to lower interest rates, partly offset by changes in fair market value from interest rate derivatives.

RECONCILIATION TO ADJUSTED EBITDA (CONTINUING OPERATIONS)

The following table gives additional information on topics included in Profit and Income before income taxes and provides a reconciliation to adjusted EBITDA based on continuing operations.

We report adjusted EBIT and adjusted EBITDA as a performance measure. The closest comparable GAAP figure under IFRS is Net income as reported in our “Consolidated Statements of Income.”

For further information regarding adjusted EBIT and adjusted EBITDA, please see Item 5: Operating and financial review and prospects—Supplemental financial measures.

For the fiscal years ended September 30, 2011, 2010 and 2009 (in millions of €)

	Profit(1)(2)			Income (loss) from investments accounted for using the equity method, net(3)			Financial income (expense), net(4)
	2011	2010	2009	2011	2010	2009	2011	2010	2009
Sectors and Divisions
Industry Sector	3,618	2,658	2,372	37	13	3	(11)	(14)	(16)
Industry Automation	1,415	1,004	642	7	(2)	(2)	1	3	(2)
Drive Technologies	1,087	803	784	3	(1)	(2)	—	(1)	(2)
Building Technologies	409	401	288	7	7	4	(1)	1	1
Industry Solutions	276	(10)	310	9	4	4	(3)	(3)	3
Mobility	429	463	343	11	5	(1)	(7)	(13)	(16)
Energy Sector	4,141	3,361	3,127	12	78	59	828	(22)	(10)
Fossil Power Generation	2,833	1,445	1,206	33	27	26	823	(14)	(14)
Renewable Energy	(2)	343	361	(57)	9	4	—	(3)	(1)
Oil & Gas	467	455	468	—	—	—	(3)	(2)	—
Power Transmission	562	715	681	35	36	27	10	—	9
Power Distribution	286	398	412	1	6	2	(3)	(2)	(3)
Healthcare Sector	1,334	653	1,362	9	3	29	3	20	5
therein: Diagnostics	300	(804)	313	—	(9)	—	5	7	8
Total Sectors	9,093	6,673	6,861	58	93	91	820	(15)	(21)

Equity Investments	(26)	(191)	(1,851)	(44)	(248)	(1,833)	13	35	30
Financial Services (SFS)	428	443	300	92	130	130	299	268	111
Reconciliation to Consolidated Financial Statements
Centrally managed portfolio activities	(40)	(169)	(327)	12	14	24	—	4	1
Siemens Real Estate (SRE)	150	250	341	—	—	—	(82)	(47)	(35)
Corporate items and pensions	(273)	(702)	(920)	—	—	(4)	77	(144)	(367)
Eliminations, Corporate Treasury and other reconciling items	(90)	(331)	(369)	29	20	(28)	10	(196)	(200)

Siemens	9,242	5,974	4,035	147	9	(1,620)	1,137	(97)	(480)

(1)	Profit of the Sectors and Divisions as well as of Equity Investments and Centrally managed portfolio activities is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes. Profit of Siemens is Income from continuing operations before income taxes. For a reconciliation of Income from continuing operations before income taxes to Net income see Consolidated Statements of Income.

(2)	Beginning with fiscal 2011, central infrastructure costs which were formerly reported in Corporate items will be allocated primarily to the Sectors. The total amount to be allocated is determined at the beginning of the fiscal year and is charged in set portions in all four quarters. Presentation of prior-year information has been adjusted to conform to the current-year presentation.

(3)	Includes impairments and reversals of impairments of investments accounted for using the equity method.

(4)	Includes impairment of non-current available-for-sale financial assets. For Siemens, Financial income (expense), net comprises Interest income, Interest expense and Other financial income (expense), net as reported in the Consolidated Statements of Income.

(5)	Adjusted EBIT is Income from continuing operations before income taxes less Financial income (expense), net and Income (loss) from investments accounted for using the equity method, net.

(6)	Amortization and impairments, net of reversals, of intangible assets other than goodwill.

(7)	Depreciation and impairments of property, plant and equipment, net of reversals. Includes impairments of goodwill of €128 million, €1.145 billion and €32 million for the fiscal years ended September 30, 2011, 2010 and 2009, respectively.

Due to rounding numbers presented may not add up precisely to totals provided.

(Continued)

Adjusted EBIT(5)			Amortization(6)			Depreciation and impairments of property, plant and equipment and goodwill(7)			Adjusted EBITDA			Adjusted EBITDA margin
2011	2010	2009	2011	2010	2009	2011	2010	2009	2011	2010	2009	2011	2010	2009

3,592	2,659	2,384	349	346	350	437	438	472	4,378	3,444	3,206	13.3%	11.4%	10.3%
1,406	1,004	646	177	183	188	100	94	98	1,683	1,282	932
1,085	804	788	45	45	44	156	148	150	1,286	997	982
404	393	283	85	77	75	84	91	104	572	561	462
269	(11)	303	27	25	33	53	59	64	349	73	400
425	471	360	15	15	10	44	47	56	485	533	426
3,301	3,305	3,078	111	93	70	541	353	315	3,953	3,752	3,463	14.3%	14.7%	13.4%
1,976	1,431	1,194	15	16	16	125	123	107	2,117	1,571	1,317
55	337	358	45	29	7	227	57	45	328	423	410
470	457	468	26	26	26	63	58	58	559	541	552
517	679	645	10	11	11	87	77	66	613	767	722
288	395	413	15	11	10	34	33	33	337	439	456
1,322	630	1,328	320	317	304	324	1,538	350	1,967	2,484	1,982	15.7%	20.1%	16.6%
295	(802)	304	188	200	181	219	1,422	233	702	820	718
8,215	6,595	6,792	781	756	724	1,303	2,329	1,137	10,299	9,680	8,653

5	22	(48)	—	—	—	—	—	—	5	22	(48)
37	46	59	9	7	6	256	326	314	303	380	379

(52)	(187)	(352)	3	2	2	4	10	49	(44)	(176)	(301)
232	298	376	2	2	1	271	294	180	504	594	557
(350)	(557)	(549)	12	24	31	47	51	54	(290)	(483)	(464)
(129)	(155)	(142)	—	—	—	(50)	(59)	(70)	(179)	(213)	(212)

7,958	6,061	6,135	807	791	764	1,831	2,952	1,664	10,596	9,805	8,563

LIQUIDITY AND CAPITAL RESOURCES

PRINCIPLES AND OBJECTIVES OF FINANCIAL MANAGEMENT

Siemens is committed to a strong financial profile, which provides the financial flexibility to achieve growth and portfolio optimization goals largely independent of capital market conditions.

Financial management at Siemens is executed according to applicable laws and internal guidelines and regulations. It includes the following activities:

Liquidity management

Our principal source of financing is cash inflows from operating activities. Corporate Treasury generally manages cash and cash equivalents for Siemens and has primary responsibility for raising funds in the capital markets for Siemens through various debt products, with the exception of countries with conflicting capital market controls. The relevant consolidated subsidiaries in these countries obtain financing primarily from local banks. Siemens follows a prudent borrowing policy which is aimed towards a balanced financing portfolio, a diversified maturity profile and a comfortable liquidity cushion. On September 30, 2011, Siemens held €12.468 billion in cash and cash equivalents, mainly in euros, which were predominantly managed by Corporate Treasury. Especially since the beginning of the global financial markets crisis, Siemens monitors funding options available in the capital markets, trends in the availability of funds and the cost of such funding very closely to evaluate possible strategies regarding its financial and risk profile.

Corporate Treasury enters into reverse repurchase agreements with financial institutions with investment grade credit ratings. Siemens holds securities as collateral under these agreements via a third party (Euroclear) and is permitted to sell or re-pledge the securities. The extent to which Siemens engages in transactions involving reverse repurchase agreements depends on its liquidity management needs and the availability of cash and cash equivalents which varies from time to time. For further information on reverse purchase agreements see Item 18: Financial Statements—Notes to Consolidated Financial Statements.

Cash management

Cash management comprises the management of bank partner relationships and bank accounts as well as the execution of payments, including the administration of cash pools, on a global level. Siemens strives to raise efficiency and transparency through a high level of standardization and continuous advancement of payment processes. Where permissible, the execution of intercompany and third party payments is effected centrally through group-wide tools with central controls to ensure compliance with internal and external guidelines and requirements. To ensure efficient management of Siemens’ funds, Corporate Treasury has established a central cash management approach: to the extent legally and economically feasible, funds are pooled and managed centrally by Corporate Treasury. Conversely, funding needs within Siemens are covered centrally by Corporate Treasury via intercompany current accounts and/or loans where legally and economically feasible.

Financial risk management

Investments of cash and cash equivalents are subject to credit requirements and counterparty limits. Corporate Treasury pools and centrally manages Siemens’ interest rate, certain commodity and currency risk exposures and uses financial derivative instruments in transactions with external financial institutions to offset such concentrated exposures. Especially since the beginning of the global financial market crisis, Siemens monitors counterparty risk in its financial assets and financial derivative instruments very closely. For more detailed information about financial risk management at Siemens see Item 18: Financial Statements—Notes to Consolidated Financial Statements.

Management of pension plan funding

Siemens’ funding policy for its pension funds is part of its overall commitment to sound financial management, which includes a continuous analysis of the structure of its pension liabilities. For more detailed information about Siemens’ pension plan funding see Item 5: Operating and financial review and prospects—Liquidity and capital resources—Capital resources and requirements—Funding of pensions and similar commitments.

Capital structure management and credit rating

To effectively manage its capital structure, Siemens seeks to maintain ready access to the capital markets through various debt products and to preserve its ability to repay and service its debt obligations over time. For more detailed information about Siemens’ capital structure, see below.

A key factor in maintaining a strong financial profile is our credit rating which is affected by, among other factors, our capital structure, profitability, ability to generate cash flow, geographic and product diversification as well as our competitive market position. Our current corporate credit ratings from Moody’s Investors Service and Standard & Poor’s are noted as follows:

	Moody’s Investors Service	Standard & Poor’s
Long-term debt	A1	A+
Short-term debt	P-1	A-1+

On November 9, 2007 Moody’s applied a long-term credit rating of “A1.” The rating classification “A” is the third highest rating within the agency’s debt ratings category. The numerical modifier “1” indicates that our long-term debt ranks in the higher end of the A category. On September 8, 2011 Moody’s revised its outlook for Siemens’ credit rating from “stable” to “positive.” The outlook change recognizes that over the past years, Siemens’ large business portfolio has become more balanced and resilient to cyclicality as a result of disposals. Furthermore it reflects Siemens’ strengthened profitability. The Moody’s rating outlook is an opinion regarding the likely direction of an issuer’s rating over the medium-term. Rating outlooks of Moody’s fall into the following six categories: “positive,” “negative,” “stable,” “developing,” “ratings under review” and “no outlook.”

Moody’s Investors Service’s rating for our short-term corporate credit and commercial paper is “P-1,” the highest available rating in the prime rating system, which assesses issuers’ ability to honor senior financial obligations and contracts. It applies to senior unsecured obligations with an original maturity of less than one year. On September 8, 2011 Moody’s affirmed our “P-1” short-term rating.

On June 5, 2009 Standard & Poor’s applied a long-term credit rating of “A+.” Within Standard & Poor’s ratings definitions an obligation rated “A” has the third highest long-term rating category. The modifier “+” indicates that our long-term debt ranks in the upper end of the A category. On April 18, 2011, Standard & Poor’s revised its outlook for Siemens’ credit rating from “stable” to “positive.” The outlook revision reflects Siemens’ solid operating and financial performance throughout the 2008 to 2010 global financial and economic downturn. A rating outlook indicates the potential direction of a long-term credit rating over the medium-term. Rating outlooks of Standard & Poor’s fall into the following four categories: “positive,” “negative,” “stable” and “developing.”

Furthermore, Standard & Poor’s raised our short-term corporate credit rating from “A-1” to “A-1+” on April 18, 2011. This is the highest short-term rating within the Standard & Poor’s short-term rating scale. The upgrade of the short-term rating is based on Standard & Poor’s assessment of our liquidity.

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

CAPITAL STRUCTURE

As of September 30, 2011 and 2010, our capital structure was as follows:

	September 30,
	2011	2010	% Change
	(in millions of €)
Total equity attributable to shareholders of Siemens AG	31,530	28,346	11%
As percentage of total capital	64%	59%
Short-term debt and current maturities of long-term debt	3,660	2,416
Long-term debt	14,280	17,497
Total debt	17,940	19,913	(10)%
As percentage of total capital	36%	41%
Total capital (total debt and total equity)	49,470	48,259	3%

In fiscal 2011, total equity attributable to shareholders of Siemens AG increased by 11% compared to fiscal 2010. Total debt decreased by 10% during fiscal 2011. This resulted in an increase in total equity as a percentage of total capital to 64% compared to 59% in fiscal 2010. Accordingly, total debt as a percentage of total capital decreased to 36% from 41% in the prior year. For more detailed information on changes in equity and in debt, see Item 5: Operating and financial review and prospects—Net assets position and Item 18: Financial Statements—Notes to Consolidated Financial Statements.

We have commitments to sell or otherwise issue common shares in connection with established share-based compensation plans. In fiscal 2011, commitments for share-based compensation were fulfilled through treasury shares. In fiscal 2012, we may again fulfill commitments for share-based compensation through treasury shares. For additional information with respect to share-based compensation and treasury shares, see Item 18: Financial Statements—Notes to Consolidated Financial Statements.

As part of our One Siemens framework for sustainable value creation, Siemens decided to continue to use an indicator to optimize its capital structure. For further information, see Item 5: Operating and financial review and prospects—Business and operating environment—Financial performance measures. A key consideration in this regard is maintenance of ready access to the capital markets through various debt products and preservation of our ability to repay and service our debt obligations over time. Siemens set a capital structure target range of 0.5—1.0. The ratio is defined as the item Adjusted industrial net debt divided by the item Adjusted EBITDA (continuing operations). The calculation of the item Adjusted industrial net debt is set forth in the table below. Adjusted EBITDA (continuing operations) is defined as adjusted earnings before income taxes (EBIT) before amortization (defined as amortization and impairments, net of reversals, of intangible assets other than goodwill) and depreciation and impairments of property, plant and equipment and goodwill. Adjusted EBIT is defined as the line item Income from continuing operations before income taxes less the line item Interest income, less the line item Interest expense less the line item Other financial income (expense), net as well as less the line item Income (loss) from investments accounted for using the equity method, net. For further information, see Item 5: Operating and financial review and prospects—Reconciliation to adjusted EBITDA (continuing operations).

	September 30,
	2011	2010
	(in millions of €)
Short-term debt and current maturities of long-term debt	3,660	2,416
Plus: Long term debt(1)	14,280	17,497
Less: Cash and cash equivalents	(12,468)	(14,108)
Less: Current available-for-sale financial assets	(477)	(246)

Net debt	4,995	5,560
Less: SFS Debt	(12,075)	(10,028)
Plus: Pension plans and similar commitments(2)	7,307	8,464
Plus: Credit guarantees	591	597
Less: 50% nominal amount hybrid bond(3)	(883)	(886)
Less: Fair value hedge accounting adjustment(4)	(1,470)	(1,518)

Adjusted industrial net debt	(1,534)	2,189

Adjusted EBITDA (continuing operations)	10,596	9,805

Adjusted industrial net debt / adjusted EBITDA (continuing operations)	(0.14)	0.22

(1)	The item Short-term debt and current maturities of long-term debt as well as the item Long-term debt included in total fair value hedge accounting adjustments of €1,470 million and €1,518 million for the fiscal year ended September 30, 2011 and 2010, respectively.

(2)	In fiscal 2011, to consider Siemens’ total pension liability, adjusted industrial net debt includes line item Pension plans and similar commitments as presented in the Consolidated Statement of Financial Position. Prior-year amounts are reclassified to conform to the current-year presentation.

(3)	The adjustment for our hybrid bond considers the calculation of this financial ratio applied by rating agencies to classify 50% of our hybrid bond as equity and 50% as debt. This assignment reflects the characteristics of our hybrid bond such as a long maturity date and subordination to all senior and debt obligations.

(4)	Debt is generally reported with a value representing approximately the amount to be repaid. However for debt designated in a hedging relationship (fair value hedges), this amount is adjusted by changes in market value mainly due to changes in interest rates. Accordingly we deduct these changes in market value in order to end up with an amount of debt that approximately will be repaid. We believe this is a more meaningful figure for the calculation presented above. For further information on fair value hedges see Item 18: Financial Statements—Notes to Consolidated Financial Statements.

Due to rounding, numbers presented may not add up precisely to totals provided.

CASH FLOW—FISCAL 2011 COMPARED TO FISCAL 2010

The following discussion presents an analysis of our cash flows for fiscal 2011 and 2010 for both continuing and discontinued operations. Discontinued operations include primarily OSRAM and Siemens IT Solutions and Services, which were classified as discontinued operations during the second quarter of fiscal 2011. Prior periods are presented on a comparable basis.

We report Free cash flow as a supplemental liquidity measure, which is defined as net cash provided by (used in) operating activities less cash used for additions to intangible assets and property, plant and equipment. We believe that the presentation of Free cash flow provides useful information to investors because it gives an indication of the long-term cash-generating ability of our business and our ability to pay for discretionary and non-discretionary expenditures not included in the measure, such as dividends, debt repayment or acquisitions. We also use Free cash flow to compare cash generation among the segments of our business. Free cash flow should not be considered in isolation or as an alternative to measures of cash flow calculated in accordance with IFRS. For further information about the usefulness and limitations of this measure, see Item 5: Operating and financial review and prospects—Supplemental financial measures.

		Continuing operations		Discontinued operations		Continuing and discontinued operations
		Year ended September 30,
Free cash flow		2011	2010	2011	2010	2011	2010
		(in millions of €)
Net cash provided by (used in):(1)
Operating activities	A	8,056	8,997	(289)	352	7,767	9,349
Investing activities		(2,909)	(2,315)	(1,135)	(532)	(4,044)	(2,847)
therein: Additions to intangible assets and property, plant and equipment	B	(2,171)	(1,954)	(446)	(382)	(2,617)	(2,336)
Free cash flow(1)(2)	A+B	5,885	7,043	(735)	(30)	5,150	7,013

(1)	For information regarding Net cash provided by (used in) financing activities please refer to the discussion below.

(2)	The closest comparable financial measure of Free cash flow under IFRS is Net cash provided by (used in) operating activities. Net cash provided by (used in) operating activities from continuing operations as well as from continuing and discontinued operations is reported in our Consolidated Statements of Cash Flow. Additions to intangible assets and property, plant and equipment from continuing operations is reconciled to the figures as reported in the Consolidated Statements of Cash Flow in the Notes to Consolidated Financial Statements. Other companies that report Free cash flow may define and calculate this measure differently.

Cash flows from operating activities—Operating activities in continuing and discontinued operations provided net cash of €7.767 billion in fiscal 2011, compared to net cash provided of €9.349 billion a year earlier.

Within the total, continuing operations provided net cash of €8.056 billion the current period, compared to net cash provided of €8.997 billion in fiscal 2010. The decrease in cash flow from operating activities was due primarily to an increase in net working capital in Total Sectors associated with growth partly offset by cash inflows driven by an increase in Siemens’ profit supported by an increase of 36% in Total Sectors profit. The major factor within net working capital was an increased build-up in inventories, primarily in the Energy Sector. For comparison, net working capital in the Total Sectors decreased a year earlier. Fiscal 2011 included cash outflows for personnel-related expenses of €0.3 billion in connection with the previously disclosed special remuneration for non-management employees. For comparison, fiscal 2010 included higher cash outflows related to staff reduction measures. Lower income taxes paid in fiscal 2011 were more than compensated by lower dividends received which related mainly to our investment in BSH and higher pension funding relating to our pension plans and similar commitments compared to the prior year.

Discontinued operations used net cash of €289 million in fiscal 2011, compared to net cash provided of €352 million a year earlier. The current period included primarily cash outflows related to establishing Siemens IT Solutions and Services as a separate legal group, including for carve-out activities and personnel-related matters partly offset by cash inflows from OSRAM’s operating activities.

Cash flows from investing activities—Investing activities in continuing and discontinued operations used net cash of €4.044 billion in fiscal 2011, compared to net cash used of €2.847 billion a year earlier.

Within the total, net cash used in investing activities for continuing operations amounted to €2.909 billion in the current period compared to net cash used of €2.315 billion in fiscal 2010. Higher cash outflows in the current period are due mainly to cash outflows of €1.770 billion in fiscal 2011 for the increase in receivables from financing activities. In the fourth quarter of fiscal 2011, SFS announced a growth strategy which includes even stronger support for the operating businesses of Siemens, leading to higher net cash outflows at the end of the fourth quarter primarily to the growth in the commercial finance business at SFS. Higher purchases of investments in fiscal 2011 of €889 million primarily included cash outflows relating to the €500 million in new equity, which we provided to NSN in exchange for preferred shares in order to further strengthen NSN’s financial position. Other factors within purchases of investments relate to the build-up of our concentrated solar power business and the first installment payment for our equity investment in A2SEA A/S, a supplier of offshore wind-farm installation services. These higher cash outflows were partly offset by higher proceeds from sales of investments, intangibles and property, plant and equipment, which rose to €2.108 billion from €585 million in the prior-year period. Sales of investments of €1.587 billion in the current period primarily included proceeds of €1.7 billion from the sale of our stake in Areva NP S.A.S. in the second quarter of fiscal 2011, subsequently reduced by €0.7 billion in the third quarter of fiscal 2011 due to the arbitration decision as mentioned earlier. Proceeds from sales of investment, intangibles and property, plant and equipment also included the sale of our 49% minority stake in KMW and higher proceeds from real estate disposals at SRE than a year earlier. Cash outflows for acquisitions, net of cash acquired, of €300 million in fiscal 2011 relate primarily to several acquisitions of entities within Total Sectors to optimize our business portfolio. For comparison, the prior-year period included cash outflows of €434 million including €265 million for the acquisition of Solel Solar Systems, a concentrated solar power company.

Discontinued operations used net cash of €1.135 billion in investing activities in fiscal 2011, compared to net cash used of €532 million a year earlier. The current period included additions to intangible assets and property, plant and equipment mainly at OSRAM, as well as payments of €249 million related to OSRAM’s acquisition of Siteco, a supplier of urban infrastructure lighting. Additional cash outflows of €0.4 billion related to the disposal of Siemens IT Solutions and Services, including the effects resulting from the transfer and the contribution of plan assets into separate pension plans in fiscal 2011.

Free cash flow from continuing and discontinued operations amounted to a positive €5.150 billion in fiscal 2011 compared to a positive €7.013 billion a year earlier.

Free cash flow from continuing operations amounted to a positive €5.885 billion in fiscal 2011, compared to a positive €7.043 billion a year earlier. The change year-over-year was due primarily to the decrease in net cash provided by operating activities as discussed above. Cash used for additions to intangible assets and property, plant and equipment increased from €1.954 billion in the prior-year period to €2.171 billion in the current period, due primarily to increased investments in the Industry Sector and at SRE, associated with its responsibility for uniform and comprehensive management of the real estate assets of Siemens worldwide.

Cash flows from financing activities—Financing activities from continuing and discontinued operations used net cash of €5.443 billion in the fiscal 2011, compared to €2.646 billion of net cash used a year earlier.

Within the total, continuing operations used net cash of €6.867 billion in fiscal 2011, compared to net cash used of €2.826 billion a year earlier. The increase in cash outflows was due primarily to the redemption of €2.0 billion in 5.75% bonds that matured in July 2011, and a payment of €1.0 billion related to the binding offer to purchase additional shares in order to increase our stake in our publicly listed Indian subsidiary Siemens Ltd. from about 55% to a maximum of 75%. In addition dividends paid to shareholders (for fiscal 2010) in the current period were €2.356 billion, up from €1.388 billion paid (for fiscal 2009) in fiscal 2010. These cash outflows were partly offset by cash inflows from changes in short-term debt and other financing activities of €227 million, due mainly to cash inflows related to the settlement of financial derivatives used to hedge currency exposure in our financing activities. For comparison cash outflows from changes in short-term debt and other financing activities of €725 million in the prior year included higher repayments of commercial paper and payments related to the settlement of financial derivatives used to hedge currency exposure in our financing activities.

In fiscal 2011 we recorded cash outflows of €1.408 billion for financing of discontinued operations, compared to cash outflows of €187 million a year earlier. Discontinued operations are financed principally from Corporate Treasury. The item Financing discontinued operations includes these intercompany financing transactions.

CASH FLOW—FISCAL 2010 COMPARED TO FISCAL 2009

The following discussion presents an analysis of our cash flows for fiscal 2010 and 2009 for both continuing and discontinued operations. Discontinued operations include primarily OSRAM and Siemens IT Solutions and Services, which were classified as discontinued operations during the second quarter of fiscal 2011. Prior periods are presented on a comparable basis.

We report Free cash flow as a supplemental liquidity measure, which is defined as net cash provided by (used in) operating activities less cash used for additions to intangible assets and property, plant and equipment. We believe that the presentation of Free cash flow provides useful information to investors because it gives an indication of the long-term cash-generating ability of our business and our ability to pay for discretionary and non-discretionary expenditures not included in the measure, such as dividends, debt repayment or acquisitions. We also use Free cash flow to compare cash generation among the segments of our business. Free cash flow should not be considered in isolation or as an alternative to measures of cash flow calculated in accordance with IFRS. For further information about the usefulness and limitations of this measure, see Item 5: Operating and financial review and prospects—Supplemental financial measures.

		Continuing operations			Discontinued operations		Continuing and discontinued operations
		Year ended September 30,
Free cash flow		2010	2009		2010	2009	2010	2009
		(in millions of €)
Net cash provided by (used in):(1)
Operating activities	A	8,997	6,246	(3)	352	(145)	9,349	6,101	(3)
Investing activities		(2,315)	(2,588	)(3)	(532)	(574)	(2,847)	(3,162	)(3)
therein: Additions to intangible assets and property, plant and equipment	B	(1,954)	(2,159	)(3)	(382)	(301)	(2,336)	(2,460	)(3)
Free cash flow(1)(2)	A+B	7,043	4,087		(30)	(446)	7,013	3,641

(1)	For information regarding the line item Net cash provided by (used in) financing activities please refer to the discussion below.

(2)	The closest comparable financial measure of Free cash flow under IFRS is the line item Net cash provided by (used in) operating activities. Net cash provided by (used in) operating activities from continuing operations as well as from continuing and discontinued operations is reported in our Consolidated Statements of Cash Flow. The line item Additions to intangible assets and property, plant and equipment from continuing operations is reconciled to the figures as reported in the Consolidated Statements of Cash Flow in the Notes to Consolidated Financial Statements. Other companies that report Free cash flow may define and calculate this measure differently.

(3)	Following a change in accounting pronouncements as of the beginning of fiscal year 2010 additions to assets held for rental in operating leases, which were previously reported under the line item Additions to intangible assets and property, plant and equipment, were retrospectively reclassified from the line item Net cash provided by (used in) investing activities to the line item Net cash provided by (used in) operating activities. For further information, see Item 18: Financial Statements—Notes to Consolidated Financial Statements.

Cash flows from operating activities—Operating activities in continuing and discontinued operations provided net cash of €9.349 billion in fiscal 2010, compared to net cash provided of €6.101 billion a year earlier.

Within the total, continuing operations provided net cash of €8.997 billion, compared to net cash provided of €6.246 billion in fiscal 2009. In fiscal 2010 Total Sectors Profit was burdened by impairment charges of €1.204 billion, posted at Diagnostics in the fourth quarter, which had no impact on cash flow. Cash flows from operating activities were supported by a strong operating performance in the Sectors (disregarding the impairment charges), particularly in the Healthcare and Industry Sectors. Cash flows from operating activities also benefited from positive changes in net working capital including substantially higher billings in excess of costs, particularly in the Energy Sector, compared to a decrease of these payments in fiscal 2009. In contrast, fiscal 2010 included higher cash outflows related to income taxes and pension plans. Both periods included approximately €0.6 billion in outflows related to staff reduction measures. For comparison, negative changes in net working capital in fiscal 2009 included €1.008 billion in cash outflows paid to authorities in the U.S. and Germany associated with the settlement of legal proceedings and substantial payments for charges related to project reviews in Fossil Power Generation and Mobility.

Discontinued operations improved to net cash provided of €352 million in fiscal 2010, compared to net cash used of €145 million in the prior-year period. The cash inflows in fiscal 2010 relate primarily to OSRAM partly offset by cash outflows related to Siemens IT Solutions and Services and former Com activities.

Cash flows from investing activities—Investing activities in continuing and discontinued operations used net cash of €2.847 billion in fiscal 2010, compared to net cash used of €3.162 billion in the prior-year period.

Within the total, net cash used in investing activities for continuing operations amounted to €2.315 billion in fiscal 2010 and €2.588 billion a year earlier. Within continuing operations, cash outflows for Acquisitions, net of cash acquired, were €434 million including €265 million for the acquisition of Solel Solar Systems, a solar thermal power technology company. Compared to a year earlier, higher early terminations and reduced SFS financing activities resulted in lower cash outflows relating to receivables from financing activities. Proceeds from sales of investments, intangibles and property, plant and equipment provided net cash of €585 million primarily due to the sale of land and buildings at SRE and the sale of our 25% minority stake in Dräger Medical AG & Co. KG to the majority shareholder Drägerwerk AG & Co. KGaA. For comparison the prior-year period included net cash provided of €1.213 billion mainly from the sale of our residential real estate holdings Siemens Wohnungsgesellschaft mbH & Co. OHG and the sale of our 50% stake in FSC to Fujitsu Limited. In contrast, cash outflows for purchases of investments of €956 million a year earlier included €750 million resulting from a drawdown request by NSN under a Shareholder Loan Agreement between Siemens and NSN.

Discontinued operations in fiscal 2010 used net cash of €532 million for investing activities primarily for OSRAM and Siemens IT Solutions and Services. In the prior year, discontinued operations used net cash of €574 million. In fiscal 2009, cash outflows related primarily to OSRAM and Siemens IT Solutions and Services and also to the fiscal 2005 divestment of our mobile devices business including €0.3 billion for a settlement with the insolvency administrator of BenQ Mobile GmbH & Co. OHG as well as cash outflows related to the settlement of legal matters. Cash outflows from discontinued operations in fiscal 2009 were partially offset by cash inflows resulting from a settlement between The Gores Group and us regarding pending requirements for purchase price adjustments and further mutual obligations related to the disposal of the former enterprise networks business.

Free cash flow from continuing and discontinued operations amounted to a positive €7.013 billion in fiscal 2010, compared to a positive €3.641 billion a year earlier.

Total Free cash flow from continuing operations in fiscal 2010 amounted to a positive €7.043 billion, compared to a positive €4.087 billion in fiscal 2009. The change year-over-year was due primarily to the increase in net cash provided by operating activities as discussed above. Due to continuing tight control of capital spending, cash used for additions to intangible assets and property, plant and equipment decreased to €1.954 billion from €2.159 billion a year earlier.

Cash flow from financing activities—Financing activities from continuing and discontinued operations used net cash of €2.646 billion in fiscal 2010, compared to a net cash inflow of €375 million a year earlier.

Within the total, continuing operations used net cash of €2.826 billion in fiscal 2010, compared to net cash used of €344 million in fiscal 2009. In fiscal 2010 changes in short-term debt and other financing activities used net cash of €725 million resulting mainly from the repayment of outstanding commercial paper and the settlements of financial derivatives used to hedge currency exposure in our financing activities. Fiscal 2009 included inflows of €4.0 billion from the issuance of medium-term notes partly offset by the repayment of a €0.5 billion floating-rate extendible note and US$750 million in floating rate notes. Dividends paid to shareholders (for fiscal 2009) in fiscal 2010 amounted to €1.388 billion, compared to €1.380 billion (paid for fiscal 2008) a year earlier.

In fiscal 2010 we recorded cash outflows of €187 million for financing of discontinued operations, compared to cash outflows of €792 million in fiscal 2009. Discontinued operations are financed principally from Corporate Treasury. The item Financing discontinued operations includes these intercompany financing transactions.

CAPITAL RESOURCES AND REQUIREMENTS

Siemens’ capital resources consist of a variety of short- and long-term financial instruments including, but not limited to, loans from financial institutions, commercial paper, medium-term notes and bonds. In addition to cash and cash equivalents and to available-for-sale financial assets, liquid resources consist of future cash flows from operating activities.

Our capital requirements include, among others, scheduled debt service, regular capital spending, ongoing cash requirements from operating and SFS financing activities, including higher cash outflows related to the announced growth strategy of SFS, dividend payments, pension plan funding, portfolio activities, and cash outflows in connection with restructuring measures.

Total debt comprises our Notes and bonds, Loans from banks, Obligations under finance leases and Other financial indebtedness such as commercial paper. Total debt comprises Short-term debt and current maturities of long-term debt as well as Long-term debt, as stated on the Consolidated Statements of Financial Position. Total liquidity refers to the liquid financial assets we had available at the respective balance sheet dates to fund our business operations and pay for near-term obligations. Total liquidity comprises Cash and cash equivalents as well as current Available-for-sale financial assets, as stated on the Consolidated Statements of Financial Position. Net debt results from total debt less total liquidity. Management uses the Net debt measure for internal corporate finance management, as well as for external communication with investors, analysts and rating agencies, and accordingly we believe that presentation of Net debt is useful for those concerned. Net debt should not, however, be considered in isolation or as an alternative to short-term debt and long-term debt as presented in accordance with IFRS. For further information about the usefulness and limitations of Net debt, see Item 5: Operating and financial review and prospects—Supplemental financial measures.

	September 30,
	2011	2010
	(in millions of €)
Short-term debt and current maturities of long-term debt	3,660	2,416
Long-term debt	14,280	17,497
Total debt	17,940	19,913
Cash and cash equivalents	(12,468)	(14,108)
Available-for-sale financial assets (current)	(477)	(246)
Total liquidity	(12,945)	(14,354)

Net debt(1)	4,995	5,560

(1)	We typically need a considerable portion of our cash and cash equivalents as well as current available-for-sale financial assets at any given time for purposes other than debt reduction. The deduction of these items from total debt in the calculation of Net debt therefore should not be understood to mean that these items are available exclusively for debt reduction at any given time. Net debt comprises items as stated on the Consolidated Statements of Financial Position.

The changes in Net debt from fiscal 2010 to 2011 may also be presented as follows:

Commercial paper program—We have a US$9.0 billion (€6.7 billion) global multi-currency commercial paper program in place, which includes the ability to issue US$-denominated extendible notes. In fiscal 2011 we issued commercial paper in varying amounts to fund our ongoing short-term capital requirements. Our issuances of commercial paper typically have a maturity of less than 90 days. As of September 30, 2011, we had no commercial paper outstanding. All commercial paper issued in fiscal 2011 was completely repaid within the year.

Notes and bonds—We have a “program for the issuance of debt instruments” (debt issuance program, formerly called medium-term note program) of €15.0 billion in place which we updated in May 2011. Under this program, we issued the following instruments:

•

In February 2009, we issued €4.0 billion in fixed-interest rate instruments in two tranches comprising €2.0 billion in 4.125% instruments due in February 2013 and €2.0 billion in 5.125% instruments due in February 2017.

•

In June 2008, we issued €3.4 billion in fixed interest rate instruments in three tranches, comprising: €1.2 billion in 5.25% instruments due in December 2011; €1.0 billion in 5.375% instruments due in June 2014 and €1.2 billion in 5.625% instruments due in June 2018.

•

In August 2008, we increased two tranches of the €3.4 billion instruments by €750 million, including €350 million in 5.25% instruments due in December 2011 and €400 million in 5.625% instruments due in June 2018.

•

In March 2006, we issued US$1.0 billion in notes in two tranches comprising US$500 million in floating rate notes (three months London Interbank Offered Rate + 0.15%) due in March 2012 and US$500 million in 5.625% notes due in March 2016.

The nominal amount outstanding under the debt issuance program was €8.9 billion as of September 30, 2011.

In September 2006, we issued a subordinated hybrid bond in two tranches, a euro tranche of €900 million in 5.25% notes and a British pound tranche of £750 million in 6.125% notes, both tranches with a final legal maturity in September 2066. The company has a call option after ten years or thereafter. If the bond is not called, both tranches will become floating rate notes according to the conditions of the bond. The total nominal amount of our hybrid bond is €1.8 billion.

In August 2006, we issued notes totaling US$5.0 billion. These notes were issued in four tranches comprising: US$750 million in floating rate notes (three months London Interbank Offered Rate + 0.05%) due in August 2009, which were redeemed at face value at their maturity date; US$750 million in 5.5% notes due in February 2012; US$1.750 billion in 5.75% notes due in October 2016 and US$1.750 billion in 6.125% notes due in August 2026. We may redeem, at any time, all or some of the fixed rate notes at the early redemption amount (call) according to the conditions of the notes. The nominal amount of these notes outstanding as of September 30, 2011 was €3.1 billion.

In June 2001, the Company issued a bond with an aggregate amount of €4.0 billion comprising two tranches. The outstanding second tranche, €2.0 billion in 5.75% bonds matured in July 2011, was redeemed at face value.

Assignable loans—In June 2008, we issued four series of assignable loans with an aggregate amount of €1.1 billion: €370 million in floating rate notes (six months European Interbank Offered Rate + 0.55%) and €113.5 million in 5.283% notes, both maturing in June 2013 and €283.5 million in floating rate notes (six months European Interbank Offered Rate + 0.7%) and €333 million in 5.435% notes, both maturing in June 2015.

Both floating rate tranches were called in August 2011 and will be redeemed in December 2011.

Credit facilities—We have three credit facilities at our disposal for general corporate purposes. Our credit facilities as of September 30, 2011, consist of €7.1 billion in committed lines of credit. These facilities include:

•	a US$5.0 billion (€3.7 billion) undrawn syndicated multi-currency revolving credit facility expiring March 2012 provided by a syndicate of international banks;

•	a €450 million bilateral undrawn revolving credit facility expiring September 2012 provided by a domestic bank;

•

a US$4.0 billion syndicated multi-currency credit facility expiring August 2013 provided by a syndicate of international banks. This facility comprises a US$1.0 billion (€0.7 billion) term loan which was drawn in January 2007 and is due in August 2013 as well as an undrawn US$3.0 billion (€2.2 billion) revolving tranche.

As of September 30, 2011, €6.4 billion of these lines of credit remained unused.

The maturity profile of the loans, notes and bonds described above is presented below:

The US$4 billion and US$5 billion syndicated multi-currency revolving credit facilities provide their lenders with a right of termination in the event that (1) Siemens AG becomes a subsidiary of another company or (2) an individual or a group of individuals acting in concert acquires effective control over Siemens AG by being able to exercise decisive influence over its activities. The €450 million bilateral revolving credit facility may be terminated by the lender if major changes in Siemens AG’s corporate legal situation occur that jeopardize the orderly repayment of the credit.

None of our credit facilities contains a material adverse change provision of the type often found in facilities of such nature and none of our global commercial paper and debt issuance programs nor our credit facilities contain specific financial covenants such as rating triggers or interest coverage, leverage or capitalization ratios that could trigger remedies, such as acceleration of repayment or additional collateral.

Further information about our bonds and the other components of our debt as well as about our financial risk management and the use of financial instruments for hedging purposes is provided in Item 18: Financial Statements—Notes to Consolidated Financial Statements.

Capital expenditures—Capital expenditures from continuing operations increased from €2.576 billion in the prior year to €2.753 billion in fiscal 2011, due primarily to increased capital expenditures in the Industry Sector, related to efforts to increase market share and to secure leadership in technology-driven growth markets and in SRE, associated with SRE’s responsibility for a uniform and comprehensive management of real estate for our company worldwide. Capital expenditures include additions to intangible assets and property, plant and equipment and additions to assets held for rental in operating leases as presented in the Consolidated Statements of Cash Flow. €1.809 billion of our capital expenditures relates to our three Sectors. €944 million relates mainly to SRE, and to SFS, primarily associated with operating leases.

We directed significant portions of our capital expenditures in fiscal 2011 to expand capacities in strategic growth markets, particularly including emerging markets; to safeguard or enhance market share; and to secure leadership or competitiveness in technology-driven growth markets. Industry spent a large portion of its capital expenditures of €688 million for innovation, extension and replacement of technical equipment and machines primarily at Drive Technologies, Industry Automation and Building Technologies. Drive Technologies focused on the extension relating to its drive systems. Industry Automation used the major amount for the modernization of technical equipment and machines. Building Technologies used a considerable amount for innovation relating to power distribution as well as infrastructure solutions. Energy’s main focus for capital expenditures of total €634 million related to the extension of capacities such as for the technology-driven wind power market. Considerable amounts at Energy were also used for the extension related to technical equipment and machines particularly at Power Transmission. Healthcare used its capital expenditure of €487 million in fiscal 2011 primarily for development of software and IT solutions and making investments for additions to assets held for rental in operating leases relating to Diagnostics’ products.

The changes of capital expenditures from fiscal 2011 to 2010 are as follows:

The capital expenditure rate for our Total Sectors was 93% for fiscal 2011. The capital expenditure rate is the ratio of the items Additions to intangibles assets and property, plant and equipment and Additions to assets held for rental in operating leases to depreciation and impairments of property, plant and equipment, net of reversals of impairments as well as amortization and impairments of intangible assets, net of reversals of impairments as presented in Item 18: Financial Statements—Notes to Consolidated Financial Statements. Goodwill impairment is excluded. Our mid-term target is to keep our capital expenditure rate in the range of 95% to 115%.

The capital expenditure rates for our Total Sectors for fiscal 2011 and fiscal 2010 are as follows:

Dividend—At the Annual Shareholders’ Meeting scheduled for January 24, 2012, the Managing Board, in agreement with the Supervisory Board, will submit the following proposal to allocate the unappropriated net income of Siemens AG for the fiscal year ended September 30, 2011: distribution of a dividend of €3.00 on each no-par value share entitled to the dividend for fiscal year 2011 existing at the date of the Annual Shareholders’ Meeting, which in the aggregate amounts to an at present expected total distribution of approximately €2.6 billion, with the remaining amount to be carried forward.

Other capital resources and requirements—Two major portfolio transactions are expected to have a major influence on our cash flows from discontinued operations in fiscal 2012. We expect that the disposal of Siemens IT Solutions and Services in fiscal 2011 will occasion significant cash outflows in coming quarters that might reach a high triple-digit million € amount. These cash outflows consist, among other things, of extensive support that Siemens is providing in order to foster Siemens IT Solutions and Services’ business success including for integration and training costs as well as further protections and guarantees. In addition, we expect, that the planned public offering of OSRAM AG will result in substantial cash inflows. Furthermore, our capital requirements also include higher cash outflows in coming quarters from measures at the Healthcare Sector aimed at improving its competitive position and from the effects related to the reevaluation of the commercial feasibility of particle therapy for general patient treatment, following the Healthcare Sector’s decision to shift the focus of certain particle therapy projects primarily to research.

With our ability to generate positive operating cash flows, our total liquidity of €12.945 billion and our €6.4 billion in undrawn lines of credit and given our credit ratings at year-end we believe that we have sufficient flexibility to fund our capital requirements including scheduled debt service, regular capital spending, ongoing cash requirements from operating and SFS financing activities, dividend payments, pension plan funding and portfolio activities. Also in our opinion, our working capital is sufficient for the Company’s present requirements.

Contractual obligations

In the ordinary course of business, Siemens’ primary contractual obligations regarding cash relate to debt, purchase obligations and operating leases.

The following table summarizes our contractual obligations as of September 30, 2011 that will result in future cash outflows:

	Payments due by period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(in millions of €)
Debt	17,940	3,660	4,132	2,826	7,322
Purchase obligations	20,120	12,349	3,784	1,614	2,373
Operating leases	3,068	716	962	564	826

Total contractual obligations	41,128	16,725	8,878	5,004	10,521

Debt—At September 30, 2011, Siemens had €17.940 billion of short- and long-term debt, of which €3.660 billion will become due within the next twelve months. Short-term debt includes current maturities of long-term debt, as well as loans from banks coming due within the next twelve months. Further information about the components of debt is given in Item 18: Financial Statements—Notes to Consolidated Financial Statements.

Debt for Siemens at September 30, 2011 consisted of the following:

	Short-term	Long-term	Total
	(in millions of €)
Notes and bonds	2,495	12,651	15,146
Loans from banks	1,128	1,354	2,482
Other financial indebtedness	21	146	167
Obligations under finance leases	16	129	145

Total debt	3,660	14,280	17,940

Purchase obligations—At September 30, 2011, Siemens had €20.120 billion in purchase obligations. Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding and which specify all of the following items: (1) fixed or minimum quantities, (2) fixed, minimum or variable price provisions and (3) approximate timing of the transaction.

In December 2010, Siemens and AtoS signed an option agreement (written call option) which granted AtoS the right to acquire Siemens IT Solutions and Services. Closing of the transaction was on July 1, 2011, following clearance of the transaction by the relevant antitrust authorities and the approval from AtoS’ shareholders on July 1, 2011. Related to the transaction is a seven-year outsourcing contract worth around €5.5 billion, under which AtoS will provide managed services and system integration to Siemens. The expected remaining cash outflows from the outsourcing contract are included in these purchase obligations. For further information on that transaction see Item 18: Financial Statements—Notes to Consolidated Financial Statements.

Operating leases—At September 30, 2011, Siemens had a total of €3.068 billion in total future payment obligations under non-cancelable operating leases. For additional information, see Item 18: Financial Statements—Notes to Consolidated Financial Statements.

Other—Siemens is subject to asset retirement obligations related to certain items of property, plant and equipment. Such asset retirement obligations are primarily attributable to environmental clean-up costs related to remediation and environmental protection which amounted to €1.079 billion as of September 30, 2011, and costs primarily associated with the removal of leasehold improvements at the end of the lease term of €51 million as of September 30, 2011. The environmental clean-up costs related to remediation and environmental protection liabilities have been accrued based on the estimated costs of decommissioning facilities for the production of uranium and mixed-oxide fuel elements in Hanau, Germany (Hanau facilities), as well as a nuclear research and service center in Karlstein, Germany (Karlstein facilities). For additional information with respect to asset retirement obligations, see Item 18: Financial Statements—Notes to Consolidated Financial Statements.

Our liquidity may be adversely affected in future periods by regular or special contributions to fund our pension plans and similar commitments. As of September 30, 2011, our liability for pension plans and similar commitments as recognized in the Consolidated Statements of Financial Positions amounted to €7.307 billion. However, the recognized liability may fluctuate significantly in future periods due to changes in assumptions, in particular the discount rate, expected rate of return on plan assets, rate of future compensation increases and pension progression. Actual developments may differ from assumptions due to changing market, economic and governmental regulatory conditions, thereby resulting in an increase or decrease of the liability. Employer contributions expected to be paid to the funded pension plans during fiscal 2012 due to contractual and legal obligations are approximately €0.3 billion. Additional contributions to our pension benefit plans may generally be made at the discretion of our management in future periods. In fiscal 2009, Siemens reached an agreement with the trustees of its largest pension plan in the U.K., which may lead to contributions of up to approximately €0.5 billion in coming years. For additional information regarding contributions to the funded pension benefit plans and payments to our pension benefit plans and other post employment benefit plans, see Item 5: Operating and financial review and prospects—Liquidity and capital resources—Capital resources and requirements—Funding of pension plans and similar commitments and Item 18: Financial Statements—Notes to Consolidated Financial Statements.

Off-balance sheet arrangements

Guarantees—Our guarantees are principally credit guarantees and guarantees of third-party performance. As of September 30, 2011, the undiscounted maximum amount of potential future payments for guarantees was €9.348 billion. Credit guarantees cover the financial obligations of third-parties in cases where Siemens is the vendor and/or contractual partner. In addition, Siemens provides credit line guarantees with variable utilization to joint ventures and to associated and other companies we held an investment in. Our total credit guarantees were €591 million as of September 30, 2011. Performance bonds and guarantees of advanced payments guarantee the fulfillment of partners’ contractual commitments in consortia where Siemens may be the general or subsidiary partner. In the event of non-performance under a contract by a consortium partner(s), Siemens will be required to pay up to an agreed-upon maximum amount. Guarantees of third-party performance amounted to €2.643 billion as of September 30, 2011, which included outstanding guarantees relating to the Siemens IT Solutions and Services business, yet to be transferred to AtoS. In case a beneficiary raises a claim under these guarantees AtoS is required to indemnify Siemens.

In fiscal 2007, The Federal Republic of Germany commissioned a consortium consisting of Siemens and IBM Deutschland GmbH (IBM) to modernize and operate the non-military information and communications technology of the German Federal Armed Forces (Bundeswehr). This project is called HERKULES. A project company, BWI Informationstechnik GmbH (BWI), will provide the services required by the terms of the contract. Siemens is a shareholder in the project company. The total contract value amounts to a maximum of approximately €6 billion. In connection with the consortium and execution of the contract between BWI and the Federal Republic of Germany in December 2006, Siemens issued several guarantees legally and economically connected to each other in favor of the Federal Republic of Germany and IBM, the consortium member. The guarantees ensure that BWI has sufficient resources to provide the required services and to fulfill its contractual obligations. Total future payments potentially required by Siemens amounted to €2.69 billion and €3.09 billion as of September 30, 2011 and 2010, respectively and will be reduced by approximately €400 million per year over the remaining six-year contract period as of September 30, 2011. Yearly payments under these guarantees are limited to €400 million plus, if applicable, a maximum of €90 million in unused guarantees carried forward from the prior year.

Other guarantees amounted to €3.424 billion as of September 30, 2011 and include indemnification in connection with dispositions of business entities, if customary to the relevant transactions, that may protect the buyer from potential tax, legal and other risks in conjunction with the purchased business entity. Indemnifications primarily relate to NSN, disposed of in fiscal 2007, EN, disposed of in fiscal 2008, and to Siemens IT Solutions and Services disposed of in fiscal 2011, which might reach a high triple-digit million € amount. In the event that it becomes probable that Siemens will be required to satisfy these guarantees, provisions are established. Such provisions are established in addition to the liabilities recognized for the non-contingent component of the guarantees.

Capital commitments—As of September 30, 2011, the Company had commitments to make capital contributions to various companies of €356 million. The September 30, 2011 balance includes a conditional commitment, proportional to our shareholding, to make capital contributions to EN of €172 million. The committed amount is due upon EN making acquisitions or investments.

For additional information with respect to our guarantees and our other commitments, see Item 18: Financial Statements—Notes to Consolidated Financial Statements.

Funding of pension plans and similar commitments

Beginning with fiscal 2011, the figures presented below relate to both principal and non-principal pension and other post-employment benefits provided by Siemens (referred to below as Siemens’ pension plans). The presentation of prior-year information has been adjusted to conform to the current-year presentation.

Funded status, pension plan assets and defined benefit obligation (DBO) of Siemens’ pension plans as well as funded status of Siemens’ predominantly unfunded other post-employment benefit plans as of September 30, 2011, presented below refer only to continuing operations. Prior-year information, however, includes combined amounts for Siemens IT Solutions and Services and for OSRAM, which are presented in discontinued operations since the end of the second quarter of fiscal 2011. For more information on Siemens’ pension plans and similar commitments and the allocation between continuing and discontinued operations of the respective net amounts, see Item 18: Financial Statements—Notes to Consolidated Financial Statements.

The DBO of Siemens’ pension plans, which considers future compensation and pension increases, amounted to €27.2 billion on September 30, 2011 (including discontinued operations for OSRAM, the DBO was €28.7 billion, down from €31.5 billion at the end of the prior fiscal year). The DBO decreased mainly due to an increase in the discount rate for domestic and some foreign pension plans. The fair value of plan assets as of September 30, 2011 was €21.0 billion (including discontinued operations for OSRAM, the fair value of plan assets was €22.2 billion, down from €24.1 billion at the end of the prior fiscal year). Accordingly, the combined funded status of Siemens’ pension plans on September 30, 2011 showed an underfunding of €6.2 billion (including discontinued operations for OSRAM, the underfunding was €6.5 billion, down from an underfunding of €7.4 billion at the end of the prior fiscal year). The actual return on plan assets for the last twelve months amounted to a negative €0.2 billion, resulting mainly from equity investments. This represents a return of negative 0.8% compared to the expected return of 6.4%. Both the actual and expected returns include discontinued operations for OSRAM.

Siemens’ funding policy for its pension funds is part of its overall commitment to sound financial management, which also includes an ongoing analysis of the structure of its pension liabilities. To balance return and risk, Siemens has developed a pension benefit risk management concept. We have identified as a prime risk a decline in the plans’ funded status as a result of the adverse development of plan assets and/or defined benefit obligations. We monitor our investments and our defined benefit obligations in order to measure such prime risk. The prime risk quantifies the expected maximum decline in the plans’ funded status for a given confidence level over a given time horizon. A risk budget on the Group level forms the basis for the determination of our investment strategy, i.e. the strategic asset class allocation of plan assets and the degree of interest rate risk hedging. Both our risk budget and investment strategy are regularly reviewed with the participation of senior external experts of the international asset management and insurance industry to allow for an integral view on pension assets and pension liabilities. We select asset managers based on our quantitative and qualitative analysis and subsequently constantly monitor their performance and risk, both on a stand-alone basis, and in the broader portfolio context. We review the asset allocation of each plan in light of the duration of the related pension liabilities and analyze trends and events that may affect asset values in order to initiate appropriate measures at a very early stage.

Siemens also regularly reviews the design of its pension plans. Historically, the majority of Siemens’ pension plans have included significant defined benefits. However, in order to reduce the Company’s exposure to certain risks associated with defined benefit plans, such as longevity, inflation, effects of compensation increases and other factors, we implemented new pension plans in some of our major subsidiaries including Germany, the U.S. and the U.K. during the last several years. The benefits of these new plans are based predominantly on contributions made by the Company and are still affected by longevity, inflation adjustments and compensation increases, but only to a minor extent. In addition to changes in the plan design of its plans Siemens also regularly reviews the available funding vehicle options for its pension benefits. In this respect, Siemens transferred pension liabilities and plan assets of its major pension plan in the Netherlands to the industry pension fund PME in fiscal 2011. The PME is accounted for as a defined contribution plan with a resulting decrease in DBO and plan assets. We expect to continue to review the need for the implementation of similar plan designs and the options to change the existing funding vehicles in the coming years to better control future benefit obligations and related costs.

The combined funded status of Siemens’ predominantly unfunded other post-employment benefit plans amounted to an underfunding of €0.8 billion, both as of September 30, 2011 and 2010.

For more information on Siemens’ pension plans, see Item  18: Financial Statements—Notes to Consolidated Financial Statements.

NET ASSETS POSITION

During fiscal 2011, total assets increased to €104.243 billion, up from €102.827 billion the year before. Our net assets position in fiscal 2011 was influenced slightly by currency translation effects due mainly to the US$. Excluding currency translation effects total assets increased to €104.138 billion. Within total assets of €104.243 billion, total assets related to SFS as of September 30, 2011 increased to €14.602 billion from €12.506 billion a year earlier, due primarily to net growth in SFS’ commercial finance business. These amounts represented 14% of Siemens’ total assets in fiscal 2011, compared to 12% in the prior year. Total current assets were 51% in fiscal 2011, compared to 49% in the prior year.

The following table shows current assets at the respective balance sheet dates:

	September 30,
	2011	2010
	(in millions of €)
Cash and cash equivalents	12,468	14,108
Available-for-sale financial assets	477	246
Trade and other receivables	14,847	15,502
Other current financial assets	2,899	2,610
Inventories	15,143	14,950
Income tax receivables	798	790
Other current assets	1,264	1,258
Assets classified as held for disposal	4,917	715

Total current assets	52,813	50,179

Cash and cash equivalents totaled €12.468 billion as of September 30, 2011. The decrease of €1.640 billion was primarily driven by an increase in cash outflows from financing activities. For detailed information, see Item 5: Operating and financial review and prospects—Liquidity and capital resources—Cash flow—Fiscal 2011 compared to fiscal 2010.

The increase of the line item Available-for-sale financial assets relates primarily to the reclassification of fund shares from the line item Investments accounted for using the equity method in connection with the divestment of an asset management company at SFS.

The decrease of €655 million in the line item Trade and other receivables relates primarily to the reclassification of receivables from OSRAM to the line item Assets classified as held for disposal and to the divestment of Siemens IT Solutions and Services.

The increase of €289 million in the line item Other current financial assets relates primarily to an increase in receivables in connection with Financial Services’ business.

The increase of €193 million in the line item Inventories year-over-year was due primarily to the build-up of inventories at the Energy Sector. An increase of inventories at the Industry Sector was more than offset by the reclassifications of inventories from OSRAM to the line item Assets classified as held for disposal.

Assets classified as held for disposal increased to €4.917 billion as of September 30, 2011 compared to €715 million a year earlier. The change year-over-year was due primarily to OSRAM. The assets and liabilities of OSRAM are presented as held for disposal, following its classification as discontinued operations during the second quarter of fiscal 2011. As of September 30, 2011, assets classified as held for disposal also included a 25% interest in OAO Power Machines (PM), held by the Energy Sector. The stake in Areva NP S.A.S., held by the Energy Sector, and the stake relating to electronics assembly systems (EA), which was reported in Centrally managed portfolio activities, presented as assets classified as held for disposal as of September 30, 2010, were disposed of. At the end of July 2010, Siemens signed an agreement to sell its electronics assembly systems business (EA) to ASM Pacific Technology Ltd. The investment in Areva N.P. S.A.S. was sold in fiscal 2011.

Long-term assets at the respective balance sheet dates were as follows:

	September 30,
	2011	2010
	(in millions of €)
Goodwill	15,706	15,763
Other intangible assets	4,444	4,969
Property, plant and equipment	10,477	11,748
Investments accounted for using the equity method	4,966	4,724
Other financial assets	11,855	10,765
Deferred tax assets	3,206	3,940
Other assets	776	739

Total long-term assets	51,430	52,648

Goodwill remained nearly level at €15.706 billion as of September 30, 2011 compared to €15.763 billion a year earlier. The net decrease in goodwill of €57 million in fiscal 2011, is attributable to €130 million positive foreign currency adjustments, €136 million impairment related to Siemens IT Solutions and Services, €128 impairment related to the solar and hydro business of the Energy Sector, as well as to €209 million acquisitions and purchase accounting adjustments; which is offset by dispositions and reclassifications to held for disposal of €132 million.

The line items Other intangible assets and Property, plant and equipment decreased by €525 million and €1.271 billion, respectively. The decrease is primarily due to the reclassification of other intangible assets and property, plant and equipment from OSRAM to the line item Assets classified as held for disposal and to the divestment of Siemens IT Solutions and Services.

Investments accounted for using the equity method increased to €4.966 billion as of September 30, 2011 compared to €4.724 billion a year earlier. The increase was due to a number of factors. The largest was €500 million in new equity provided to NSN in exchange for preferred shares to further strengthen the company’s financial position. In addition, in the first quarter of fiscal 2011, Siemens and Nokia Corporation each converted €266 million consisting of a shareholder loan to NSN and deferred interest into preferred shares. We also made the first installment payment for our equity investment in A2SEA A/S, a supplier of offshore wind park installation services. These increases were partly offset by losses related to our stake in NSN, by the reclassification of fund shares to the line item Available-for-sale financial assets in connection with the divestment of an asset management company at SFS and by the sale of our 49% minority stake in KMW.

The line item Other financial assets increased to €11.855 billion as of September 30, 2011 compared to €10.765 billion a year earlier. The change was due primarily to higher receivables in connection with the net growth in SFS’ commercial finance business partly offset by a decrease in the non-current portion of the fair market values of financial derivatives used for our hedging activities. As of September 30, 2011, the line item Other financial assets included our stake in AtoS as well as a five-year convertible bond of €250 million (nominal value) received in connection with the divestment of Siemens IT Solutions and Services. In fiscal 2011 the €266 million shareholder loan and deferred interest mentioned above in connection with NSN was reclassified to the line item Investments accounted for using the equity method, due to the conversion of the loan and deferred interest into preferred shares. Furthermore, in fiscal 2011 a 25% interest in OAO Power Machines (PM), held by the Energy Sector, was reclassified to the line item Assets classified as held for disposal.

The table below shows our current and long-term liabilities at the respective balance sheet dates:

	September 30,
	2011	2010
	(in millions of €)
Short-term debt and current maturities of long-term debt	3,660	2,416
Trade payables	7,677	7,899
Other current financial liabilities	2,247	1,401
Current provisions	5,168	5,138
Income tax payables	2,032	1,816
Other current liabilities	21,020	21,794
Liabilities associated with assets classified as held for disposal	1,756	146

Total current liabilities	43,560	40,610

Long-term debt	14,280	17,497
Pension plans and similar commitments	7,307	8,464
Deferred tax liabilities	595	577
Provisions	3,654	3,332
Other financial liabilities	824	971
Other liabilities	1,867	2,280

Total long-term liabilities	28,527	33,121

Short-term debt and current maturities of long-term debt totaled €3.660 billion at the end of fiscal 2011, an increase of €1.244 billion from the prior year-end. This increase resulted mainly from the reclassification of certain debt from the line item Long-term debt: €1.2 billion in 5.25% instruments, issued in June 2008 and due in December 2011; €350 million in 5.25% instruments, issued in August 2008 and due in December 2011; US$500 million in floating rate notes (three months London Interbank Offered Rate + 0.15%), issued in March 2006 and due in March 2012; US$750 million in 5.5% notes, issued in August 2006 and due in February 2012; €370 million in floating rate notes (six months European Interbank Offered Rate + 0.55%) and €283.5 million in floating rate notes (six months European Interbank Offered Rate + 0.7%), both assignable loans, issued in June 2008, were called in August 2011 and will be redeemed in December 2011. These increases were partly compensated by the redemption of €2.0 billion in 5.75% bonds, issued in June 2001, which matured in July 2011.

The decrease of €222 million in the line item Trade payables year-over-year was due mainly to reclassification of liabilities from OSRAM to the line item Liabilities associated with assets classified as held for disposal and to the divestment of Siemens IT Solutions and Services. These factors were partly offset by an increase in trade payables, mainly in the Energy Sector.

The increase in the line item Other current financial liabilities to €2.247 billion as of September 30, 2011 from €1.401 billion in the prior-year is due mainly to changes in the current portion of the fair market values of financial derivatives used for our hedging activities and an increase in miscellaneous liabilities, including liabilities relating to purchase price adjustments as well as purchase-price-related commitments in connection with the divestment of Siemens IT Solutions and Services.

Other current liabilities decreased by €774 million compared to the prior year-end, due mainly to lower liabilities relating to employees. This change included a decline in employee-related liabilities due to the divestment of Siemens IT Solutions and Services and in liabilities of €310 million in connection with the previously disclosed special remuneration for non-management employees due to the payment in fiscal 2011. This decrease was partly offset by an increase in the line item Billings in excess of costs and estimated earnings on uncompleted contracts and related advances at the Energy and Industry Sectors.

Liabilities associated with assets classified as held for disposal increased to €1.756 billion as of September 30, 2011 from €146 million in the prior-year. The change year-over-year was primarily due to OSRAM, following the reclassification as discontinued operations as mentioned above.

Long-term debt decreased by €3.217 billion compared to the prior year-end. The decrease was mainly due to the above-mentioned reclassifications of certain debt to the line item Short-term debt and current maturities of long-term debt.

Pension plans and similar commitments decreased to €7.307 billion as of September 30, 2011 compared to €8.464 billion a year earlier, reflecting the decrease in the underfunding of the funded status of Siemens’ pension plans as of September 30, 2011 to €6.5 billion (including discontinued operations for OSRAM), compared to €7.4 billion a year earlier.

The increase in the line item Provisions of €322 million year-over-year related to provisions primarily arising from the agreements with AtoS related to the divestment of Siemens IT Solutions and Services mentioned above.

The decrease of €147 million in the line item Other financial liabilities included changes in the non-current portion of the fair market values of financial derivatives used for our hedging activities.

Other liabilities decreased to €1.867 billion as of September 30, 2011, compared to €2.280 billion a year earlier due primarily to the reclassification of liabilities from OSRAM to the line item Liabilities associated with assets classified as held for disposal and to the divestment of Siemens IT Solutions and Services.

Shareholders’ equity and total assets were as follows:

	September 30,
	2011	2010
	(in millions of €)
Total equity attributable to shareholders of Siemens AG	31,530	28,346
Equity ratio	30%	28%
Non-controlling interests	626	750
Total assets	104,243	102,827

Total equity attributable to shareholders of Siemens AG increased by €3.184 billion year-over-year, to €31.530 billion at the end of fiscal 2011. The increase in total equity was due mainly to the net income attributable to shareholders of Siemens AG of €6.145 billion partly offset by dividend payments of €2.356 billion (paid for fiscal 2010) and €852 million related to transactions with non-controlling interests including the acquisition of additional subsidiary shares in Siemens Ltd., India. Since the line item Total equity attributable to shareholders of Siemens AG increased to a greater extent than the total assets year-over-year, our equity ratio increased to 30% as of September 30, 2011 compared to 28% in the prior-year.

For additional information on our net assets position, see Item 18: Financial Statements—Notes to Consolidated Financial Statements.

OVERALL ASSESSMENT OF THE ECONOMIC POSITION

In fiscal 2011, we achieved or exceeded the targets set a year earlier as well as those in the updated outlook given in our Interim Report for the second quarter of fiscal 2011. We maintained our profitable growth momentum and further focused our business portfolio in alignment with our long-term strategy. Both orders and revenue grew in all Sectors, particularly in Industry and Energy and within all reporting regions, and by the year’s end many of our businesses saw volumes returning to or exceeding their peak levels before the downturn. Strong execution in the Sectors throughout the year took Total Sectors profit up substantially compared to fiscal 2010. This was particularly evident in the Industry Sector’s short-cycle businesses and the Fossil Power Generation Division within the Energy Sector. In combination with net gains related to portfolio transactions, this lifted income from continuing operations well above prior-year level. These effects contributed strongly to a ROCE (adjusted) above our target range. All of our Sectors were in their respective adjusted EBITDA margin corridors and SFS exceeded its target margin range for return on equity.

We concluded or initiated several portfolio activities. During the fiscal year we exited our nuclear power joint venture Areva, sold our IT services business, Siemens IT Solutions and Services, to AtoS and announced our plans to publicly list our lighting business, OSRAM AG, in fiscal 2012. While the sale of our share in Areva resulted in a significant gain, partly offset by the outcome of an adverse arbitration proceeding, the divestment of Siemens IT Solutions and Services to AtoS led to a significant loss which is reported within discontinued operations. Also in fiscal 2011, we reevaluated the commercial feasibility of the Healthcare Sector’s particle therapy for general patient treatment, and decided to shift the focus of certain particle therapy projects primarily to research, which burdened profit. Siemens completed an assessment of the growth prospects and long-term market development for the Energy Sector’s concentrated solar power business, which, following the completion of the impairment test, led to impairment charges.

In fiscal 2011, we prepared a realignment of selected business activities in order to further sharpen the focus in our Sectors Industry and Energy while creating a new Sector to focus on growth opportunities associated with urbanization and demand for infrastructure solutions. These strategic changes took effect with the beginning of fiscal 2012.

Based on our strong operating results in fiscal 2011 and our strong portfolio, we believe that Siemens is well positioned for moderate organic revenue growth in fiscal 2012.

Our commitment to a strong financial position remained steady in fiscal 2011, including a conservative capital structure, healthy debt maturity profile and a strong cash position. This in turn led to a ratio of adjusted industrial net debt to adjusted EBITDA below our medium-term capital structure target. Our equity ratio excluding non-controlling interests increased to 30%. The Siemens Managing Board, in agreement with the Supervisory Board, proposes a dividend of €3.00 per share, up from €2.70  per share a year earlier.

SUBSEQUENT EVENTS

In November 2011, NSN announced its strategy to focus its business activities on mobile broadband and services and to initiate restructuring measures aimed at reducing operating expenses and production overheads. These restructuring measures include plans to reduce NSN’s global workforce by approximately 17,000. Siemens expects the restructuring measures to result in a substantially higher loss related to its share in NSN in fiscal 2012 compared to fiscal 2011.

Also in November 2011, the Healthcare Sector announced an initiative aimed at increasing the Sector’s innovative capacity and competitiveness. The initiative includes higher investments in product development and expanded sales activities as well as measures aimed at realigning the radiation therapy business and a program to improve the cost position in the Diagnostics Division. The initiative is expected to result in charges.

REPORT ON EXPECTED DEVELOPMENTS

WORLDWIDE ECONOMY

According to the predictions of IHS Global Insight, global GDP will expand moderately in real terms in both 2012 and 2013 compared with the previous year, and GDP growth will continue to be markedly faster in emerging markets than in the industrialized countries. The forecast for global economic growth in 2012 is 3.0% in terms of GDP. For 2013, IHS Global Insight is projecting global economic growth of 3.8%. Within these global growth estimates there are significant differences in expected growth rates at a regional level. IHS Global Insight expects GDP in the Europe, C.I.S., Africa, Middle East region to rise 1.8% in 2012, which is slower than in 2011. The GDP growth forecast for the region in 2013 is 2.6%. According to IHS Global Insight, GDP growth in the Americas region will be 1.9% in 2012, also below the growth rate achieved in 2011. In 2013, GDP in the region is expected to grow 2.9%. Growth forecasts are significantly stronger for the Asia, Australia region. Here IHS Global Insight predicts a rise in GDP of 5.3% for 2012. Thus in 2012, Asia, Australia is the only reporting region that is forecasted to grow faster than in 2011. For 2013, the projected GDP growth in Asia, Australia is 5.8%.

Gross fixed investments in real terms are expected to grow faster than GDP in both 2012 and 2013. Here IHS Global Insight is forecasting a global growth rate of 5.6% in 2012. A further increase of 6.1% in gross fixed investments is expected in 2013. In both years the Asia, Australia region is expected to achieve the highest growth in gross fixed investments. Here IHS Global Insight is predicting an increase of 8.8% in 2012 and 7.5% in 2013. For the Americas region, IHS Global Insight forecasts 3.6% growth in gross fixed investments in 2012, followed by a sharp upturn reaching 6.5% in 2013. Growth in gross fixed investments in the Europe, C.I.S., Africa, Middle East region is expected to reach 3.0% in 2012 and then increase 3.7% in 2013.

Manufacturing value added is also projected to grow faster than GDP. On a global basis, IHS Global Insight is estimating 4.8% growth in manufacturing value added in 2012 and 4.7% growth in 2013. Substantial growth above the global average is expected in the Asia, Australia region. According to IHS Global Insight, growth in manufacturing value added in this region will climb to 8.6% in 2012 before slowing somewhat to 7.3% in 2013.

The forecasts presented here for gross domestic product are based on a report from IHS Global Insight dated October 15, 2011. The figures for gross fixed investment and manufacturing value added are based on data from IHS Global Insight taken from a report dated October 25, 2011. Siemens has not independently verified this data. Furthermore, our expectations relating to the overall situation and specific conditions in markets relevant to Siemens are subject to considerable uncertainties. These uncertainties include economic and financial changes since the dates of these reports; high rates of unemployment in certain countries; the high level of public debt in the U.S., Italy, Greece and other European countries; volatility related to the Chinese economy, particularly including its GDP growth; and the potential impact of budget austerity measures by governments around the world. While certain factors including our financial results in fiscal 2011 and our strong order backlog give us confidence in our view of expected developments for fiscal 2012, we believe these factors are not sufficient to offset the considerable uncertainties regarding expected developments in fiscal 2013.

MARKET DEVELOPMENT

The forecast for our relevant markets and for our segments is presented using our organizational structure as of October 1, 2011.

We expect the growth of markets served by our Energy Sector to slow down compared to the first half of fiscal 2011, to a mid-single-digit percentage rate in fiscal 2012 and 2013. There is generally strong demand from emerging markets, which continue to expand their power infrastructures, and from developed economies, which need to modernize their aging energy infrastructures and have committed to implementing environment-friendly energy policies. The global market development, however, depends to a large degree also on resolution of the sovereign debt crisis in a number of developed countries. Fossil power generation and in particular the gas turbine markets will remain on a high level with limited growth potential. We expect modest development in the market for onshore wind-farms, while the offshore wind market continues to offer good growth opportunities. We expect continuing pressure on prices as additional competitors penetrate these markets.

For the next two fiscal years, we expect the healthcare markets in which our Healthcare Sector participates to expand moderately but below our anticipated long-term growth rates for this industry. Public healthcare systems have been under cost pressure for some time, and this situation is likely to continue while governments address their high sovereign debt levels particularly in the U.S. and the Eurozone. We expect a positive development in the U.S. healthcare IT market, supported by the rules for formation and operation of Accountable Care Organizations (ACOs) beginning in 2012 and the financial stimulus included in the HITECH Act of 2009 for adoption of Electronic Medical Record (EMR) systems. In Europe we expect overall a flat to moderately growing market environment, with positive exceptions in some countries where specific healthcare funding programs are in place. Emerging markets will continue to be a growth driver, particularly including China and India with double-digit growth rates.

Some customers served by our Industry Sector tend to have short horizons for their spending decisions and greater sensitivity to current economic conditions. These include the markets served by our Industry Automation Division and certain businesses within our Drive Technologies Division. Following the strong recovery in fiscal 2011, especially in the short-cycle businesses, we anticipate that the markets served by our Industry Sector will return to more moderate long-term growth rates in the next two fiscal years. We expect that our customers in emerging markets will further expand their production capabilities and that customers in developed economies will continue to modernize their production facilities.

The worldwide markets for the solutions provided by our Infrastructure & Cities Sector benefit from the long-term global trend toward urbanization. We expect the markets to grow modestly in fiscal 2012, and then return to the stronger growth rates we saw in fiscal 2011. We anticipate that this will include a clear increase in demand in the Americas and the Asia, Australia regions, and well-balanced market growth across the products and solutions offered by the Sector. The development of the markets for products, solutions and services for rail transportation is largely driven by public spending. As customers in these markets usually have multi-year planning and implementation horizons these markets tend to be independent of short-term economic trends. As far as the building and construction markets are concerned, we expect them to benefit from increasing demand for energy efficiency solutions in the next two fiscal years.

Following its reorganization as of fiscal October 1, 2011, SFS’ business is geared even more to the Siemens Sectors and their markets and provides even stronger support to the operating business of Siemens. As such SFS is, among other factors, dependent on the overall business development of the markets served by the four Sectors.

SIEMENS GROUP

Results of operations

We are basing our outlook for the Siemens Group and its segments on the above-mentioned expectations of the overall economic situation as well as the specific market conditions over the next two fiscal years. Our outlook is based also on an exchange rate of US$1.35 per €.

We are striving to achieve revenue of more than €100 billion in the medium term. We expect our Energy Sector to contribute the largest share of the growth towards the targeted level, followed in order by the Industry, Infrastructure & Cities and Healthcare Sectors. We expect that our new Sector structure, effective with the beginning of fiscal 2012, will be a significant factor in helping us achieve our revenue goal, because it better aligns our businesses with customers and market opportunities. Other significant factors include our expanding presence in emerging markets with regard to facilities and employees, and our development of products and solutions specifically for emerging market countries.

We expect that revenue in fiscal 2012 will increase moderately on an organic basis, benefiting from conversion of our strong order backlog (defined as the sum of order backlogs of our Sectors). From the backlog as of September 30, 2011 we expect to convert approximately €40 billion of past orders into current revenue in fiscal 2012 and approximately €23 billion into revenue in fiscal 2013. Within these numbers for fiscal 2012, we expect approximately €20 billion in revenue conversion from the €56 billion backlog of the Energy Sector, approximately €10 billion in revenue conversion from the €24 billion backlog of Infrastructure & Cities, approximately €7 billion in revenue conversion from the €11 billion backlog of Industry and approximately €3 billion in revenue conversion from the €7 billion backlog of Healthcare. Based on an expected overall positive development in the markets served by our Sectors, we expect continued revenue growth in fiscal 2013. Revenue in fiscal 2013 is anticipated to benefit from an expected book-to-bill ratio above one in fiscal 2012.

Several additional factors support our expectations of revenue growth in the next two fiscal years. We expect that the revenue growth rate for our Environmental Portfolio will be higher than for Siemens overall, enabling the Portfolio to grow from €29.9 billion in fiscal 2011 to more than €40 billion in fiscal 2014. Similarly, revenue from emerging markets grew faster than overall revenue in fiscal 2011, accounting for approximately one third of total revenue. We intend to increase this share over time. Finally, while we are focusing principally on organic growth, our strategy also includes options to strengthen our core businesses via acquisitions and divestments.

We anticipate continued strong earnings contributions from our businesses and for Siemens, in part due to the large and long-cycle order backlogs in a number of our businesses. Our short-cycle businesses, particularly including industry automation and parts of our drives technologies businesses which typically operate with only a small backlog, are highly sensitive to volatility in market demand. We expect particularly strong earnings contributions from these businesses. Our expectation for strong earnings performances takes into account ongoing pricing pressure, higher operating expenses, and higher capital expenditures in fiscal 2012.

With regard to pricing pressure, we expect a slight easing in fiscal 2012 due primarily to the Industry Sector. For comparison, negative influences from customer price changes in fiscal 2011 more than offset positive influences from purchasing savings, resulting in a net burden of approximately €1.0 billion. We anticipate some improvement in this overall net effect from pricing pressure and purchasing in fiscal 2012, even though our wind power and parts of our power transmission businesses, among others, expect to see continued intense pricing pressure year-over-year due mainly to increased competition from new market entrants. We intend to achieve this improvement at least in part by continuing to provide suppliers with financing and opportunities for joint development and manufacturing of key parts, which can improve purchasing conditions.

With regard to operating expenses, we expect to increase expenses for R&D, for selling and marketing, and for general administration by more than €1.0 billion in fiscal 2012. We further expect that R&D will be the largest factor in the overall increase, accounting for approximately €500 million, followed by marketing and selling expenses associated with our growth plans within certain markets and regions.

With regard to capital expenditures of our Sectors in property plant and equipment and intangible assets, we expect an increase of €0.3 billion to €0.5 billion in the next fiscal year. This increase will be focused in large part on expanding our capabilities and regional footprint in emerging markets. In particular, our strong commitment to growth in the BRIC countries of Brazil, Russia, India and China includes plans for new investment totaling approximately €1.0 billion in Russia in the next three years.

We set our goal for fiscal 2012 income from continuing operations based on the high level we achieved in the prior year, excluding the net positive effect of €1.0 billion related to Areva that lifted income to €7.0 billion in fiscal 2011. Our expectations for income include anticipated profit impacts related to repositioning activities at NSN and in the Healthcare Sector. We expect burdens totaling approximately €300 million (pretax) in Healthcare associated with programs to improve the cost position in the diagnostics business and reposition the radiation therapy business. NSN has indicated that it will define and implement repositioning measures during fiscal 2012, and we therefore anticipate that associated charges will result in substantially higher losses compared to fiscal 2011. For further information, see Item 5: Operating and financial review and prospects—Subsequent events. We also expect that income from continuing operations will include higher pension expenses in fiscal 2012 compared to fiscal 2011, primarily due to an expected increase in interest rates and the corresponding effect on interest costs.

We are exposed to currency translation effects, involving the US$, British £ and currencies of emerging markets such as China, India and Brazil. We also expect volatility in global currency markets to continue in fiscal 2012. Given that Siemens is a net exporter from the Eurozone to the rest of world, a weak Euro is principally favorable for our business and a strong Euro is principally unfavorable. Through optimization of our production facilities during the recent past, we have improved our natural hedge on a global basis. In addition, we have already systematically addressed the remaining currency risk in our export business activities for fiscal 2012, see Item 18: Financial Statements—Notes to Consolidated Financial Statements. We expect these steps to help to limit effects on income related to currency in fiscal 2012.

One of our most important goals is capital efficiency, which we measure in terms of adjusted return on capital employed (ROCE (adjusted)). Based on our expectation for capital-efficient growth in our businesses and continuous improvement relative to markets and competitors, we expect ROCE (adjusted) to reach our target range of 15% to 20% in fiscal 2012 and fiscal 2013. This expectation excludes significant portfolio effects. For further information see Item 5: Operating and financial review and prospects—Business and operating environment—Financial performance measures—One Siemens, as well as Item 5: Operating and financial review and prospects—Business and operating environment—Supplemental financial measures.

As part of One Siemens, we established a dividend policy of proposing an annual dividend representing 30% to 50% of Net income which for these purposes we adjust to exclude selected exceptional non-cash effects. The dividend payout in fiscal 2011 for fiscal 2010 was in this target range, and the dividend payment of €3.0 per share which we will propose in January 2012 for fiscal 2011 also results in a payout in the target range. We intend to continue this policy going forward, and to continue funding dividend payments from Free cash flow.

Financial position

We intend to remain conservative with regard to our financial position, including liquidity, in order to maintain operational and strategic flexibility. We expect Free cash flow from continuing operations in fiscal 2012 to be burdened by substantial cash outflows for R&D and SG&A expenses associated with strengthening or expanding our market positions, and by substantial outflows for capital expenditures, all as described above. For Free cash flow, we anticipate that the recent trend of somewhat lower prepayments will continue, as customers seek to maintain their liquidity. Furthermore, Free cash flow from continuing operations in fiscal 2012 is expected to be burdened by the measures in Healthcare mentioned above as well as by impacts stemming from the Sector’s decision in fiscal 2011 that it will shift the focus of certain particle therapy projects primarily to research. Along with these effects, we expect significant outflows for investing activities in the next two years related to SFS, associated with its growth strategy.

Two major portfolio transactions are expected to have a major influence on our cash flows from discontinued operations in fiscal 2012. We expect that the disposal of Siemens IT Solutions and Services in fiscal 2011 will occasion significant cash outflows in coming quarters that might reach a high triple-digit million € amount. These cash outflows consist, among other things, of extensive support that Siemens is providing in order to foster Siemens IT Solutions and Services’ business success including for integration and training costs as well as further protections and guarantees. We expect also that the planned public offering of OSRAM AG will result in a substantial gain and cash inflow.

We intend to maintain our focus on net working capital management as an important factor within operating activities, and on investments in intangible and tangible assets within cash used in investing activities. For both net working capital and capital investments in intangible assets and property, plant and equipment, we take into account both the macroeconomic environment and our own order growth. We aim to achieve a ratio of capital expenditures to depreciation and amortization expense in a range from 95% to 115%. We will retain our stringent approval process for capital investments, which goes up to the Managing Board. In order to strengthen or expand our market positions, our Sectors and SRE intend to increase investments in intangible assets and property, plant and equipment in fiscal 2012. For further information, see Item 5: Operating and financial review and prospects—Business and operating environment—Liquidity and capital resources—Capital resources and requirements.

In the area of investment planning, we expect to continue investing in our established markets, such as to safeguard market share and competitive advantages based on technological innovation. We will also continue investing in emerging markets, such as for increasing our capacities for designing, manufacturing and marketing new solutions within these markets. Energy plans to invest mainly in innovation and in expanding its global footprint to secure organic growth. These capital expenditures will include considerable amounts relating to the fast-growing wind power market and also investments to expand technology partnerships and market presence in Russia. The Healthcare Sector’s main area of capital expenditures continues to be the development of software and IT solutions relating mainly to the medical imaging, therapy systems and laboratory diagnostics businesses. Healthcare also continues to make investments for additions to assets held for rental in operating leases to Diagnostics products. The Industry Sector intends with its investments to secure technological leadership and to increase market shares. The Infrastructure & Cities Sector plans to strengthen its regional footprint in emerging markets and other fast-growing market segments by ramping up capacities particularly in the low voltage business, smart grids and rail systems.

With our ability to generate positive operating cash flows, our total liquidity of €12.945 billion as of September 30, 2011, our €6.4 billion in undrawn lines of credit and given our credit ratings at year-end we believe that we have sufficient flexibility to fund our capital requirements including scheduled debt service, regular capital spending, ongoing cash requirements from operating and SFS activities, dividend payments, pension plan funding and portfolio activities. Also in our opinion, our working capital is sufficient for the Company’s present requirements.

Our commitment to a strong financial position includes a conservative capital structure. For our medium-term capital structure, we seek a ratio of adjusted industrial net debt to adjusted EBITDA in the range of 0.5 to 1.0. Due to the uncertainties mentioned above for the worldwide economy and market development, we kept our capital structure even more conservative than this range as of the end of fiscal 2011. As long as macroeconomic uncertainties remain at a high level or increase, we may maintain our capital structure below this range in order to ensure financial, operational and strategic flexibility.

SEGMENTS

As for the Group, our outlook for our segments is based on the above-mentioned expectations regarding the overall economic situation and specific market conditions over the next two fiscal years. Combined with our focus under One Siemens on exceeding the performance of relevant competitors, we expect these factors to result in revenue growth in fiscal 2012 and 2013. We anticipate continued strong earnings performances in our Segments despite ongoing pricing pressure and higher operating expenses. Furthermore we expect profit at Healthcare in fiscal 2012 to be burdened by profit impacts related to measures aimed at improving the Sector’s competitive position. As part of One Siemens, we have defined adjusted EBITDA margin corridors for the respective industries of our four Sectors throughout their complete business cycles. For Energy the margin corridor is 10% to 15%, for Healthcare, the margin corridor is 15% to 20%, for Industry the margin corridor is 11% to 17% and for Infrastructure & Cities the margin corridor is 8% to 12%. For further information see Item 5: Operating and financial review and prospects—Business and operating environment—Financial performance measures—One Siemens, as well as Item 5: Operating and financial review and prospects—Business and operating environment—Supplemental financial measures.

We expect that Equity Investments will result in substantially higher losses in fiscal 2012 compared to fiscal 2011, due largely to the repositioning measures at NSN mentioned above. We expect continued volatility in results from Equity Investments in fiscal 2013, as the repositioning measures take effect.

In the next two fiscal years, SFS intends to expand its efforts to meet the growing demand for financial solutions, particularly with regard to the business-to-business area that involves both Siemens and external customers. Within One Siemens, the target range for return on equity or ROE (after tax) for SFS is 15% to 20%. We expect that SFS will reach this range for both fiscal 2012 and 2013. For further information see Item 5: Operating and financial review and prospects—Business and operating environment—Financial performance measures—One Siemens, as well as Item 5: Operating and financial review and prospects—Business and operating environment—Supplemental financial measures.

Expenses for Corporate items and pensions are expected to increase in fiscal 2012 compared to fiscal 2011 due in part to reimbursements to AtoS for additional costs which arise in the post-closing transition phase. Siemens will pay approximately €200 million over two years. Therein in the fourth quarter of fiscal 2011 is an amount of €53 million in charges taken within continuing operations and reported in Corporate items. For comparison, Corporate items in fiscal 2011 benefited from the allocation of a substantial part of the €267 million in special employee remuneration to the Sectors that was accrued within Corporate items in fiscal 2010. We also expect higher pension expenses in fiscal 2012 compared to fiscal 2011, primarily due to an expected increase in interest rates and the corresponding effect on interest costs.

OVERALL ASSESSMENT

For fiscal 2012 we expect moderate organic revenue growth compared to fiscal 2011, and orders again exceeding revenues for a book-to-bill ratio well above 1. We anticipate continued strong earnings performances in our businesses, despite ongoing pricing pressure and higher operating expenses. We set our goal for fiscal 2012 income from continuing operations based on the high level we achieved in the prior year, excluding the net positive effect of €1.0 billion related to Areva that lifted income to €7.0 billion in fiscal 2011. Our expectation for income includes anticipated profit impacts related to repositioning activities at NSN and in the Healthcare Sector and higher pension expenses. Assuming a macroeconomic environment that supports continued moderate revenue growth in fiscal 2013, we anticipate corresponding benefits for Total Sectors profit and income from continuing operations. Based on our expectation for capital-efficient growth in our businesses and continuous improvement relative to markets and competitors, we expect ROCE (adjusted) to reach our target range of 15% to 20% in fiscal 2012 and fiscal 2013.

This outlook excludes significant portfolio effects and impacts related to legal and regulatory matters. It is also conditional on continued revenue growth, particularly for businesses that are sensitive to short-term changes in the economic environment. Overall, the actual development for Siemens and its Segments may vary, positively or negatively from our expectations due to the risks and opportunities described elsewhere in this document. See Item 3: Key information—Risk factors as well as Item 5: Operating and financial review and prospects—Report on expected developments—Opportunities. This report on expected developments should be read in conjunction with Forward-looking statements at the beginning of this document.

OPPORTUNITIES

Within our comprehensive, interactive and management-oriented Enterprise Risk Management (ERM) approach that is integrated into the organization and that addresses both risks and opportunities, we regularly identify, evaluate and respond to opportunities that present themselves in our various fields of activity. While we describe our most significant opportunities below, those are not the only ones we encounter. In addition, our assessment of opportunities is subject to change as our Company, our markets and technologies are constantly developing. As a consequence, new opportunities may arise, existing opportunities may cease to be relevant, or the significance of an opportunity may change. Generally, opportunities are assessed to the best of our knowledge, considering certain assumptions, including market development, market potential of technologies or solutions, and anticipated developments in customer demand or prices, among other things. When opportunities materialize, they may have a lower effect than previously estimated on the basis of the underlying assumptions. It is also possible that opportunities we see today will never materialize.

We see further opportunities in the above-average growth potential of emerging markets:    It is expected that in coming years emerging markets will continue to grow significantly faster than industrialized nations, led by particularly strong growth in the BRIC countries Brazil, Russia, India and China. Within One Siemens, we want to take measures aimed at continuously increasing our share of revenue from emerging markets. We believe that developing the capability to design, manufacture and sell so-called SMART (simple, maintenance-friendly, affordable, reliable, and timely to market) products will provide us with opportunities to gain market share and enhance our local presence in these strategic growth markets. Adding further SMART products to our portfolio and developing stronger sales channels would enable us to increase our revenues by serving large and fast-growing regional markets, where customers may consider price more strongly than product features when making a purchase decision.

Through selective acquisitions and equity investments we constantly strive to strengthen our leading technology position, open up additional potential markets or further develop our product portfolio:    We constantly monitor our current and future markets for opportunities for strategic acquisitions or equity investments to complement organic growth. Such acquisitions or equity investments could help us to strengthen our market position in our existing markets, provide access to new markets or complement our technological portfolio in selected areas.

Localizing value chain activities in low cost countries could further improve our cost position: Localizing certain value chain activities, such as procurement, manufacturing, maintenance and service in markets like the BRIC countries and the Middle East could enable us to reduce costs and to strengthen our global competitive position, in particular compared to competitors based in countries with a more favorable cost structure.

We have an opportunity to further grow in the area of environment and climate protection:    Many of the key areas of our research and development activities focus on products and solutions capable of strengthening and advancing our Environmental Portfolio. Our Environmental Portfolio comprises products and solutions with outstanding energy efficiency, systems and components for renewable forms of energy, and environmental technologies for cleaner water and air. These products and solutions are intended to help our customers to reduce their carbon dioxide footprint, cut their energy costs and improve their profitability through increased productivity. We believe that public policy initiatives in many countries will lead to greater demand for such products and solutions in the years ahead, including from government stimulus programs. For further information, see Item 4: Information on the Company—Environmental Portfolio.

We are in the process of continuously developing and implementing initiatives to reduce costs, adjust capacities and streamline our portfolio:    Such measures aim at strengthening our competitive position and realizing cost advantages. For example, we expect to generate sustainable improvements in profitability from our supply chain management efforts aimed at optimizing our supply chain management, generating associated savings as well as improving the management of our supplier-related risk. For further information regarding our supply chain management, see Item 4: Information on the Company—Supply chain management.

We constantly strive to develop new technologies, new products and solutions as well as to improve existing ones:    We invest in new technologies that we expect to meet future demands in accordance with the four strategic megatrends demographic change, urbanization, climate change and globalization (for further information, see Item 4: Information on the Company—Strategy—Global megatrends.

CRITICAL ACCOUNTING ESTIMATES

Siemens’ Consolidated Financial Statements are prepared in accordance with International Financial Reporting Standards (IFRS), as adopted by the European Union (EU). The Consolidated Financial Statements are also in accordance with IFRS as issued by the IASB. Siemens’ significant accounting policies, as described in Item 18: Financial Statements—Notes to Consolidated Financial Statements—Note 2 Summary of significant accounting policies are essential to understanding the Company’s results of operations, financial positions and cash flows. Certain of these accounting policies require critical accounting estimates that involve complex and subjective judgments and the use of assumptions, some of which may be for matters that are inherently uncertain and susceptible to change. Such critical accounting estimates could change from period to period and have a material impact on the Company’s results of operations, financial positions and cash flows. Critical accounting estimates could also involve estimates where management reasonably could have used a different estimate in the current accounting period. Management cautions that future events often vary from forecasts and that estimates routinely require adjustment.

Revenue recognition on construction contracts—The Company’s Sectors, particularly Energy and Industry, conduct a significant portion of their business under construction contracts with customers. The Company generally accounts for construction projects using the percentage-of-completion method, recognizing revenue as performance on contract progresses. Certain long-term service contracts are accounted for under the percentage-of-completion method as well. This method places considerable importance on accurate estimates of the extent of progress towards completion and may involve estimates on the scope of deliveries and services required for fulfilling the contractually defined obligations. Depending on the methodology to determine contract progress, the significant estimates include total contract costs, remaining costs to completion, total contract revenues, contract risks and other judgments. Management of the operating Divisions continually reviews all estimates involved in such construction contracts, including commercial feasibility, and adjusts them as necessary. Under the percentage-of-completion method, such changes in estimates may lead to an increase or decrease of revenues in the respective reporting period. The Company also uses the percentage-of-completion method for projects financed directly or indirectly by Siemens. In order to qualify for such accounting, the credit quality of the customer must meet certain minimum parameters as evidenced by the customer’s credit rating or by a credit analysis performed by Financial Services (SFS). At a minimum, a customer’s credit rating must be single B or B2 respectively from external rating agencies or an equivalent SFS-determined rating. In cases the inflow of economic benefits is not probable due to customer related credit risks the revenue is restricted to the amount of payments irrevocably received. The Company believes the credit factors used provide a reasonable basis for assessing credit quality.

Trade and other receivables—The allowance for doubtful accounts involves significant management judgment and review of individual receivables based on individual customer creditworthiness, current economic trends and analysis of historical bad debts on a portfolio basis. For the determination of the country-specific component of the individual allowance, we also consider country credit ratings, which are centrally determined based on information from external rating agencies. Regarding the determination of the valuation allowance derived from a portfolio-based analysis of historical bad debts, a decline of receivables in volume results in a corresponding reduction of such provisions and vice versa. As of September 30, 2011 and 2010, Siemens recorded a total valuation allowance for accounts receivable of €1,147 million and €1,161 million, respectively.

Impairment—Siemens tests at least annually whether goodwill has incurred any impairment, in accordance with its accounting policy. The determination of the recoverable amount of a cash-generating unit to which goodwill is allocated involves the use of estimates by management. The outcome predicted by these estimates is influenced e.g. by the successful integration of acquired entities, volatility of capital markets, interest rate developments, foreign exchange rate fluctuations and the outlook on economic trends. The recoverable amount is the higher of the cash-generating unit’s fair value less costs to sell and its value in use. The Company generally uses discounted cash flow based methods to determine these values. These discounted cash flow calculations use five-year projections that are based on financial plannings. Cash flow projections take into account past experience and represent management’s best estimate about future developments. Cash flows after the planning period are extrapolated using individual growth rates. Key assumptions on which management has based its determination of fair value less costs to sell and value in use include estimated growth rates, weighted average cost of capital and tax rates. These estimates, including the methodology used, can have a material impact on the respective values and ultimately the amount of any goodwill impairment. In fiscal 2011, the Company assessed the current commercial feasibility of its solar and hydro business, the level at which goodwill is monitored from the group perspective, as part of the Renewable Energy Division of the Energy Sector and recorded a goodwill impairment loss of €128 million. In fiscal 2010, a goodwill impairment of €1,145 million was recognized in the Diagnostics Division of the Healthcare Sector. See Item 18: Financial Statements—Notes to Consolidated Financial Statements—Note 16 Goodwill for further information.

Likewise, whenever property, plant and equipment, other intangible assets and investments accounted for using the equity method are tested for impairment, the determination of the assets’ recoverable amount involves the use of estimates by management and can have a material impact on the respective values and ultimately the amount of any impairment.

In fiscal 2009, NSN presented in the segment Equity Investments was tested for impairment. The main triggering events were NSN’s loss of market share as well as a decrease in the product business operations resulting in significantly adjusted financial forecasts of future cash flows of NSN. The NSN impairment test was based on fair value less costs to sell applying a discounted cash flow method. As a result, an impairment loss of €1,634 million was recognized in fiscal 2009. Whether future impairments of our investment in NSN will be required is dependent on its ability to grow and/or otherwise return to increasing profitability.

Measurement of non-current assets and disposal groups classified as held for disposal—Assets held for disposal and disposal groups are measured at the lower of their carrying amount and their fair value less costs to sell. The determination of the fair value less costs to sell may include the use of management estimates and assumptions that tend to be uncertain.

In fiscal 2011, the disposal group Siemens IT Solutions and Services was measured at fair value less costs to sell upon classification as held for disposal and discontinued operation. The fair value was assumed to be represented by the purchase price as negotiated between Siemens and Atos S.A. (AtoS) including the consideration that AtoS committed itself to pay for the transfer of Siemens IT Solutions and Services less commitments entered into by Siemens. The valuation of these commitments involves subjective judgment by management on the probability, timing and amount of these obligations. These management estimates had an effect on the amount of impairment losses recognized during fiscal 2011 and on the deconsolidation result recognized in the fourth quarter of fiscal 2011. These estimates are subject to change and thus any variation to the estimates could influence the amount of the total loss on the disposal of Siemens IT Solutions and Services presented within discontinued operations beyond fiscal 2011.

Employee benefit accounting—Pension plans and similar commitments—Obligations for pension and other post-employment benefits and related net periodic benefit costs are determined in accordance with actuarial valuations. These valuations rely on key assumptions including discount rates, expected return on plan assets, expected salary increases, mortality rates and health care trend rates. The discount rate assumptions are determined by reference to yields on high-quality corporate bonds of appropriate duration and currency at the end of the reporting period. In case such yields are not available discount rates are based on government bonds yields. Expected returns on plan assets assumptions are determined on a uniform methodology, considering long-term historical returns and asset allocations. Due to changing market and economic conditions the underlying key assumptions may differ from actual developments and may lead to significant changes in pension and other post-employment benefit obligations. Such differences are recognized in full directly in equity in the period in which they occur without affecting profit or loss. See Item 18: Financial Statements—Notes to Consolidated Financial Statements—Note 24 Pension plans and similar commitments for further information.

Termination benefits—Siemens runs restructuring projects on an individual basis. Costs in conjunction with terminating employees and other exit costs are subject to significant estimates and assumptions. See Item 18: Financial Statements—Notes to Consolidated Financial Statements—Note 5 Restructuring expense for further information.

Provisions—Significant estimates are involved in the determination of provisions related to onerous contracts, warranty costs, asset retirement obligations and legal proceedings. A significant portion of the business of certain operating divisions is performed pursuant to long-term contracts, often for large projects, in Germany and abroad, awarded on a competitive bidding basis. Siemens records a provision for onerous sales contracts when current estimates of total contract costs exceed expected contract revenue. Such estimates are subject to change based on new information as projects progress toward completion. Onerous sales contracts are identified by monitoring the progress of the project and updating the estimate of total contract costs which also requires significant judgment relating to achieving certain performance standards, for example in the Mobility Division, Industry Solutions Division, at Healthcare, in the Fossil Power Generation Division and in the Power Transmission Division as well as estimates involving warranty costs and estimates regarding project delays including the assessment of responsibility splits between the contract partners for these delays. Significant estimates and assumptions are also involved in the determination of provisions related to major asset retirement obligations. Uncertainties surrounding the amount to be recognized include, for example, the estimated costs of decommissioning because of the long time frame over which future cash outflows are expected to occur including the respective interest accretion. Amongst others, the estimated cash outflows could alter significantly if, and when, political developments affect the government’s plans to develop the final storage. See Item 18: Financial Statements—Notes to Consolidated Financial Statements—Note 25 Provisions for further information on major asset retirement obligations.

Siemens is subject to legal and regulatory proceedings in various jurisdictions. Such proceedings may result in criminal or civil sanctions, penalties or disgorgements against the Company. If it is more likely than not that an obligation of the Company exists and will result in an outflow of resources, a provision is recorded if the amount of the obligation can be reliably estimated. Regulatory and legal proceedings as well as government investigations often involve complex legal issues and are subject to substantial uncertainties. Accordingly, management exercises considerable judgment in determining whether there is a present obligation as a result of a past event at the end of the reporting period, whether it is more likely than not that such a proceeding will result in an outflow of resources and whether the amount of the obligation can be reliably estimated. The Company periodically reviews the status of these proceedings with both inside and outside counsel. These judgments are subject to change as new information becomes available. The required amount of a provision may change in the future due to new developments in the particular matter. Revisions to estimates may significantly impact future net income. Upon resolution, Siemens may incur charges in excess of the recorded provisions for such matters. It cannot be excluded, that the financial position or results of operations of Siemens will be materially affected by an unfavorable outcome of legal or regulatory proceedings or government investigations. See Item 18: Financial Statements—Notes to Consolidated Financial Statements—Note 30 Legal Proceedings for further information.

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

RECENT ACCOUNTING PRONOUNCEMENTS

For information on recent accounting pronouncements and their impact on the Consolidated Financial Statements see Item 18: Financial Statements—Notes to Consolidated Financial Statements.

SUPPLEMENTAL FINANCIAL MEASURES

To supplement Siemens’ Consolidated Financial Statements presented in accordance with International Financial Reporting Standards, or IFRS, Siemens presents the following supplemental financial measures within this document:

•	New orders and order backlog;

•	Adjusted or organic growth rates of revenue and new orders;

•	Book-to-bill ratio;

•	Total Sectors profit;

•	Return on equity (after tax), or ROE (after tax);

•	Return on capital employed (adjusted), or ROCE (adjusted);

•	Free cash flow, or FCF;

•	Adjusted EBITDA, adjusted EBIT and adjusted EBITDA margins;

•	Earnings effect from purchase price allocation , or PPA effects;

•	Net debt; and

•	Adjusted industrial net debt.

These supplemental financial measures are or may be non-GAAP financial measures, as defined in the rules of the U.S. Securities and Exchange Commission (SEC). They may exclude or include amounts that are included or excluded, as applicable, in the calculation of the most directly comparable financial measures calculated in accordance with IFRS, and their usefulness is therefore subject to limitations, which are described below under Item 5: Operating and financial review and prospects—Supplemental financial measures—Limitations on the usefulness of Siemens’ supplemental financial measures. Accordingly, they should not be viewed in isolation or as alternatives to the most directly comparable financial measures calculated in accordance with IFRS, as identified in the following discussion, and they should be considered in conjunction with Siemens’ Consolidated Financial Statements presented in accordance with IFRS and the Notes thereto included within this document.

In addition, in considering these supplemental financial measures, investors should bear in mind that other companies that report or describe similarly titled financial measures may calculate them differently. Accordingly, investors should exercise appropriate caution in comparing these supplemental financial measures to similarly titled financial measures reported by other companies.

DEFINITIONS, MOST DIRECTLY COMPARABLE IFRS FINANCIAL MEASURES AND USEFULNESS OF SIEMENS SUPPLEMENTAL FINANCIAL MEASURES

Siemens’ supplemental financial measures are designed to measure growth, capital efficiency, cash and profit generation and optimization of Siemens’ capital structure and therefore may be used to formulate targets for Siemens. The following discussion provides definitions of these supplemental financial measures, the most directly comparable IFRS financial measures and information regarding the usefulness of these supplemental financial measures.

New orders and order backlog

Under its policy for the recognition of new orders, Siemens generally recognizes a new order when we enter into a contract that we consider legally effective and compulsory based on a number of different criteria. In general, if a contract is considered legally effective and compulsory, Siemens recognizes the total contract value. The contract value is the agreed price or fee for that portion of the contract for which the delivery of goods and/or the provision of services has been irrevocably agreed. Future revenues from service, maintenance and outsourcing contracts are recognized as new orders in the amount of the total contract value only if there is adequate assurance that the contract will remain in effect for its entire duration (e.g., due to high exit barriers for the customer).

New orders are generally recognized immediately when the relevant contract becomes legally effective and compulsory. The only exceptions are orders with short overall contract terms. In this case, a separate reporting of new orders would provide no significant additional information regarding our performance. For orders of this type, the recognition of new orders thus occurs when the underlying revenue is recognized.

Order backlog represents an indicator for the future revenues of our Company resulting from already recognized new orders. Order backlog is calculated by adding the new orders of the current fiscal year to the balance of the order backlog from the prior fiscal year and by subtracting the revenue recognized in the current fiscal year. If an order from the current fiscal year is cancelled or its amount is modified, Siemens adjusts its new order total for the current quarter accordingly, but does not retroactively adjust previously published new order totals. However, if an order from a previous fiscal year is cancelled, generally new orders of the current quarter and, accordingly, the current fiscal year are not adjusted, instead, the existing order backlog is revised. Aside from cancellations, the order backlog is also subject to changes in the consolidation group and to currency translation effects.

There is no standard system for compiling and calculating new orders and order backlog information that applies across companies. Accordingly, Siemens’ new orders and order backlog may not be comparable with new orders and order backlog as reported by other companies. Siemens subjects its new orders and its order backlog to internal documentation and review requirements. Siemens may change its policies for recognizing new orders and order backlog in the future without previous notice.

Adjusted or organic growth rates of revenue and new orders

Siemens presents, on a worldwide basis and for Sectors and Divisions, the percentage change from period to period in revenue and new orders as adjusted for currency translation effects and portfolio effects. The adjusted percentage changes are called adjusted or organic growth rates. The IFRS financial measure most directly comparable to the adjusted or organic growth rate of revenue is the unadjusted growth rate calculated based on the actual revenue figures presented in the Consolidated Financial Statements. There is no comparable IFRS financial measure for the adjusted or organic growth rate of new orders.

Siemens presents its Consolidated Financial Statements in euros; however, a significant proportion of the operations of its Sectors and Divisions takes place in a functional currency other than the euro and is therefore subject to foreign currency translation effects. Converting figures from these currencies into euros affects the comparability of Siemens’ results and financial position when the exchange rates for these currencies fluctuate. Some businesses are significantly affected due to the large proportion of international operations, particularly in the U.S. In addition, the effect of acquisitions and dispositions on Siemens’ consolidated revenues affects the comparability of the Consolidated Financial Statements between different periods.

The adjusted or organic growth rates of revenue and new orders, as the case may be, are calculated by subtracting currency translation effects and portfolio effects from the relevant actual growth rates. The currency translation effect is calculated as (1) (a) revenues or new orders, as the case may be, for the current period, based on the currency exchange rate of the current period minus (b) revenues or new orders for the current period, based on the currency exchange rate of the previous period, divided by (2) revenues or new orders for the previous period, based on the currency exchange rate of the previous period. The portfolio effect is calculated, in the case of acquisitions, as the percentage change in revenues or new orders, as the case may be, attributable to the acquired business and, in the case of dispositions, as the percentage change in revenues or new orders on the assumption that the disposed business had not been part of Siemens in the previous period. Portfolio effects are always considered in the calculation of adjusted or organic growth rates for a period of twelve months. Siemens is making portfolio adjustments for certain carve-in and carve-out transactions, as well as for other minor transactions and reclassifications in the segments. For further information regarding major acquisitions and dispositions, see Item 18: Financial Statements—Notes to Consolidated Financial Statements.

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

Book-to-bill ratio

The book-to-bill ratio measures the relationship between orders received and the billed amounts of products shipped and services rendered. A book-to-bill ratio of above 1 indicates that more orders were received than billed, indicating stronger demand, whereas a book-to-bill ratio of below 1 points to weaker demand. The book-to-bill ratio is not required or defined by IFRS.

Total Sectors profit

Siemens uses Total Sectors profit to measure the sum of profit of the three Sectors Industry, Energy and Healthcare. Profit of the Sectors is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered indicative of performance by management may be excluded. Profit or loss for each reportable segment is the measure reviewed by the chief operating decision maker in accordance with IFRS 8, Operating segments. The IFRS financial measure most directly comparable to Total Sectors profit is Income from continuing operations before income taxes.

Siemens believes that investors’ ability to assess Siemens’ overall performance may be improved by disclosure of Total Sectors profit as a measure of the operational performance of the three Sectors representing the core industrial activities of Siemens.

ROE (after tax)

In line with common practice in the financial services industry, Financial Services (SFS) uses ROE (after tax), as one of its key profitability measures. Starting with fiscal year 2011, we define ROE (after tax) as SFS Profit after tax (annualized for purposes of interim reporting), divided by SFS average allocated equity. SFS Profit as reported in the Segment information is defined as Income before income taxes (IBIT). For purposes of calculating ROE (after tax), however, the relevant income taxes are calculated on a simplified basis by applying an assumed flat tax rate of 30% to SFS Profit, excluding Income (loss) from investments accounted for using the equity method, net which is generally net of tax already, and tax-free income components and other components which have already been taxed or are generally tax free. The allocated equity for SFS is mainly determined and influenced by the size and quality of its portfolio of commercial finance assets (primarily leases and loans) and equity investments. This allocation is designed to cover the risks of the underlying business and is in line with common credit risk management standards. The actual risk of the SFS portfolio is evaluated and controlled on a regular basis. The allocated equity is calculated quarterly.

ROE (after tax) is reported only for the SFS segment. It is used by management as a supplement to Siemens’ Consolidated Financial Statements in evaluating the business performance of SFS. Therefore Siemens believes that the presentation of ROE (after tax) provides useful information to investors.

ROCE (adjusted) on a continuing operations basis

ROCE (adjusted) is Siemens’ measure of capital efficiency and sustainable value creation. Siemens presents ROCE (adjusted) at the Siemens group level on a continuing operations basis and uses this financial performance ratio in order to assess its income generation from the point of view of its shareholders and creditors, who provide Siemens with equity and debt. Siemens believes that the presentation of ROCE (adjusted) and the various supplemental financial measures involved in its calculation provides useful information to investors because ROCE (adjusted) can be used to determine whether capital invested in the Company yields competitive returns.

In addition, achievement of predetermined targets relating to ROCE (adjusted) is one of the factors Siemens takes into account in determining the amount of performance-based compensation received by its management.

Income from continuing operations before interest after tax, the numerator in the ROCE (adjusted) (continuing operations) calculation, is defined as Income from continuing operations, excluding Other interest income (expense), net (but not Other interest income (expense) of SFS) (both as reported in the Consolidated Financial Statements or in Item 18: Financial Statements—Notes to Consolidated Financial Statements), and excluding interest cost on Pension plans and similar commitments and taxes on these interest adjustments. SFS Other income (expense) is included in Other interest income (expense), net. Adding back SFS Other income (expense) in the numerator corresponds to the adjustment for SFS debt in the denominator. For fiscal 2011 and 2010, interest cost on Pension plans and similar commitments is calculated using the weighted average discount rate of our principal pension benefit plans for the fiscal years ended September 30, 2010 (4.2%) and September 30, 2009 (5.3%) (both as reported in Item 18: Financial Statements—Notes to Consolidated Financial Statements) applied to Pension plans and similar commitments as reported in the Consolidated Statements of Financial Position as of September 30, 2010 and 2009, respectively. Pension plans and similar commitments primarily represents the funded status of pension benefit plans and other post-employment benefit plans.

Average capital employed (continuing operations), or CE (continuing operations), the denominator in the ROCE (adjusted) calculation, is defined as the average of Total equity plus Long-term debt, plus Short-term debt and current maturities of long-term debt, less Cash and cash equivalents, plus Pension plans and similar commitments, less SFS Debt, less Fair value hedge accounting adjustment and less Assets classified as held for disposal (presented as discontinued operations), net of Liabilities associated with assets held for disposal (presented as discontinued operations). For further information on fair value hedges, see adjusted industrial net debt within this section and Item 18: Financial Statements—Notes to Consolidated Financial Statements. Each of the components of capital employed (continuing and discontinued operations) appears on the face of the Consolidated Statements of Financial Position, in Item 18: Financial Statements—Notes to Consolidated Financial Statements or in the relevant tables of Item 5: Operating and financial review and prospects.

FCF

Siemens defines FCF as Net cash provided by (used in) operating activities less Additions to intangible assets and property, plant and equipment. The IFRS financial measure most directly comparable to FCF is Net cash provided by (used in) operating activities.

Siemens believes that the presentation of FCF provides useful information to investors because it is a measure of cash generated by our operations after deducting cash outflows for Additions to intangible assets and property, plant and equipment. Therefore the measure gives an indication of the long-term cash generating ability of our business. In addition, because FCF is not impacted by portfolio activities, it is less volatile than the total of Net cash provided by (used in) operating activities and Net cash provided by (used in) investing activities. For this reason, FCF is reported on a regular basis to Siemens’ management, who uses it to assess and manage cash generation among the various reportable segments of Siemens and for the worldwide Siemens group. Achievement of predetermined targets relating to FCF generation is one of the factors Siemens takes into account in determining the amount of performance-based compensation received by its management, both at the level of the worldwide Siemens group and at the level of individual reportable segments.

Adjusted EBITDA, adjusted EBIT and adjusted EBITDA margins

ADJUSTED EBITDA AND ADJUSTED EBIT AT THE SIEMENS GROUP LEVEL

Siemens reports adjusted EBITDA and adjusted EBIT on a continuing operations basis. Siemens defines adjusted EBITDA as adjusted EBIT before amortization (which in turn is defined as Amortization and impairments of intangible assets other than goodwill) and Depreciation and impairment of property, plant and equipment and goodwill. Siemens defines adjusted EBIT as Income from continuing operations before income taxes excluding Other financial income (expense), net, Interest expense, Interest income, as well as Income (loss) from investments accounted for using the equity method, net. Each of the components of adjusted EBIT appears on the face of the Consolidated Financial Statements, and each of the additional components of adjusted EBITDA appears in the Consolidated Financial Statements or is presented in the table Reconciliation to adjusted EBITDA (continuing operations) within Item 5: Operating and financial review and prospects—Reconciliation to adjusted EBITDA (continuing operations).

We disclose adjusted EBITDA and adjusted EBIT as supplemental non-GAAP financial performance measures, as we believe they are useful metrics by which to compare the performance of our business from period to period. We understand that measures similar to adjusted EBITDA and adjusted EBIT are broadly used by analysts, rating agencies and investors in assessing our performance. Accordingly, Siemens believes that the presentation of adjusted EBITDA and adjusted EBIT provides useful information to investors. The IFRS financial measure most directly comparable to adjusted EBIT and adjusted EBITDA is Net income.

Adjusted EBITDA is included in the ratio of adjusted industrial net debt to adjusted EBITDA, a measure of our capital structure. For further information regarding the ratio of adjusted industrial net debt to adjusted EBITDA, see Item 5: Operating and financial review and prospects—Supplemental financial measures—Adjusted industrial net debt.

ADJUSTED EBITDA AND ADJUSTED EBIT AT THE SECTOR LEVEL

Siemens also presents adjusted EBITDA and adjusted EBIT at the Sector level on a continuing basis. Siemens defines adjusted EBITDA at the Sector level as adjusted EBIT before amortization (which in turn is defined as Amortization and impairments of intangible assets other than goodwill) and Depreciation and impairment of property, plant and equipment and goodwill at the Sector level. Siemens defines adjusted EBIT at the Sector level as Profit as presented in the Segment Information excluding Financial income (expense), net as well as Income (loss) from investments accounted for using the equity method, net. Each of the components of adjusted EBITDA and adjusted EBIT at the level of each Sector, respectively, is presented in the table—Reconciliation to adjusted EBITDA (continuing operations) within Item 5: Operating and financial review and prospects. The IFRS financial measure most directly comparable to adjusted EBITDA and adjusted EBIT at the Sector level is Profit of the relevant Sector as presented in Item 18: Financial Statements—Notes to Consolidated Financial Statements.

Accordingly, we believe that reporting adjusted EBITDA and adjusted EBIT on a segment level enhances the ability of investors to compare performance across segments.

ADJUSTED EBITDA MARGINS AT THE SECTOR LEVEL

Siemens defines adjusted EBITDA margins at the Sector level as the ratio of adjusted EBITDA to revenue (as presented in Item 18: Financial Statements—Notes to Consolidated Financial Statements). Siemens intends to maintain and further improve the profitability of its businesses and to achieve margins on the level of the best competitors in our industries—throughout the complete business cycle. Accordingly, within One Siemens, our framework for sustainable value creation, we defined adjusted EBITDA margin ranges for the respective industries of our three Sectors.

Siemens believes that the presentation of adjusted EBITDA margins as a part of One Siemens provides useful information on how successfully Siemens operated in its markets and enhances the ability of investors to compare profitability across segments.

PPA effects

The purchase price paid for an acquired business is allocated to the assets, liabilities and contingent liabilities acquired based on their fair values. The fair value step-ups result in an earnings effect over time, e.g. additional amortization of fair value step-ups of intangible assets, which is defined as PPA effects.

Siemens believes that the presentation of PPA effects provides useful information to investors as it allows investors to consider earnings impacts related to business combination accounting in the performance analysis.

Net debt

Siemens defines net debt as total debt less total liquidity. Total debt is defined as Short-term debt and current maturities of long-term debt plus Long-term debt. Total liquidity is defined as Cash and cash equivalents plus current Available-for-sale financial assets. Each of these components appears in the Consolidated Statements of Financial Position. The IFRS financial measure most directly comparable to net debt is the total of Short-term debt and current maturities of long-term debt and Long-term debt as reported in Item 18: Financial Statements—Notes to Consolidated Financial Statements.

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

Adjusted industrial net debt

Within One Siemens, we manage adjusted industrial net debt as one component of our capital. Siemens defines adjusted industrial net debt as net debt less SFS Debt; less 50% of the nominal amount of our hybrid bond, plus Pension plans and similar commitments (as presented in the Consolidated Financial Statements), plus credit guarantees; and less fair value hedge accounting adjustments. The adjustment for our hybrid bond considers the calculation of this financial ratio applied by rating agencies to classify 50% of our hybrid bond as equity and 50% as debt. This assignment follows the characteristics of our hybrid bond such as a long maturity date and subordination to all senior and debt obligations. Debt is generally reported with a value representing approximately the amount to be repaid. However for debt designated in a hedging relationship (fair value hedges), this amount is adjusted by changes in market value mainly due to changes in interest rates. Accordingly, we deduct these changes in market value in order to end up with an amount of debt that approximately will be repaid, which we believe is a more meaningful figure for the calculation. For further information on fair value hedges, see Item 18: Financial Statements—Notes to Consolidated Financial Statements. Further information concerning adjusted industrial net debt can be found in Item 5: Operating and financial review and prospects—Liquidity and capital resources—Capital structure.

A key consideration in managing our capital structure is the maintenance of ready access to the capital markets through various debt products and the preservation of our ability to repay and service our debt obligations over time. Siemens has therefore set a capital structure target that is measured by adjusted industrial net debt divided by adjusted EBITDA from continuing operations. We believe that adopting a metric comparing our earnings-based performance relative to our indebtedness (“leverage”) assists us in managing our business to achieve these goals. We have selected adjusted EBITDA from continuing operations as the performance element of the metric because we believe our earnings-based performance is a key determinant of the willingness of lenders to provide us with debt on favorable conditions and our ability to meet our debt obligations in future periods.

Siemens believes that using the ratio of adjusted industrial net debt to adjusted EBITDA from continuing operations as a measure of its capital structure provides useful information to investors because management uses it to manage our debt-equity ratio in order to promote access to debt financing instruments in the capital markets and our ability to meet scheduled debt service obligations.

LIMITATIONS ON THE USEFULNESS OF SIEMENS SUPPLEMENTAL FINANCIAL MEASURES

The supplemental financial measures reported by Siemens may be subject to limitations as analytical tools. In particular:

•

With respect to new orders and order backlog: In particular, new order reporting for the current period may include adjustments to new orders added in previous quarters of the current fiscal year and prior fiscal years (except for cancellations). Order backlog is based on firm commitments which may be cancelled in future periods.

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

•

With respect to Total Sectors profit: Profit of Equity Investments, SFS, Centrally managed portfolio activities, Siemens Real Estate, Corporate items and pensions as well as of Eliminations, Corporate Treasury and other reconciling items can have a material impact on Siemens’ Income from continuing operations in any given period. In addition, Total Sectors profit does not eliminate profit earned by one Sector on intragroup transactions with another Sector.

•

With respect to ROE (after tax): Profit of SFS (IBIT) as defined and as reported in Item 18: Financial Statements—Notes to Consolidated Financial Statements may exclude certain items not considered indicative of performance by management. The relevant income taxes used to derive SFS Profit after tax (used in the numerator) are calculated by applying an assumed flat tax rate to IBIT. As a portion of the IBIT is tax free, certain IBIT components are deducted before applying the flat tax rate. For feasibility purposes, the tax free portion of IBIT is determined based on a simplified methodology, i.e. not all of the tax free IBIT components are treated as such. Accordingly, the effective amount of income taxes payable differs from the amount calculated by means of this simplified procedure. In addition, the use of ROE (after tax) is inherently limited by the fact that it is a ratio and thus does not provide information as to the absolute amount of Siemens’ income.

•	With respect to ROCE (adjusted): The use of this measure is inherently limited by the fact that it is a ratio and thus does not provide information as to the absolute amount of Siemens’ income.

•

With respect to FCF: FCF is not a measure of cash generated by operations that is available exclusively for discretionary expenditures. This is, because in addition to capital expenditures needed to maintain or grow its business, Siemens requires cash for a wide variety of non-discretionary expenditures, such as interest and principal payments on outstanding debt, dividend payments or other operating expenses.

•

With respect to adjusted EBITDA, adjusted EBIT and adjusted EBITDA margins: As adjusted EBITDA excludes non-cash items such as depreciation, amortization and impairments, it does not reflect the expense associated with, and accordingly the full economic effect of the loss in value of Siemens’ assets over time. Similarly, neither adjusted EBITDA, adjusted EBIT nor adjusted EBITDA margins reflects the impact of Financial income (expense),net, Income (loss) from investments accounted for using the equity method, net and Income taxes.

•	With respect to PPA effects: The fact that these effects are stated separately does not mean that they do not impact profit of the relevant segment in the Consolidated Financial Statements.

•

With respect to net debt and the ratio of adjusted industrial net debt to adjusted EBITDA from continuing operations: Siemens typically uses a considerable portion of its cash, cash equivalents and available-for-sale financial assets at any given time for purposes other than debt reduction. Therefore, the fact that these items are excluded from net debt does not mean that they are used exclusively for debt repayment. The use of the ratio adjusted industrial net debt to adjusted EBITDA is inherently limited by the fact that it is a ratio.

QUANTITATIVE RECONCILIATIONS OF SIEMENS’ SUPPLEMENTAL FINANCIAL MEASURES

The following discussion provides information regarding the quantitative reconciliations of each supplemental financial measure to the most directly comparable IFRS financial measures. Values presented in reconciliations can generally be derived from the Consolidated Financial Statements and the Notes to Consolidated Financial Statements. Siemens encourages investors to review the following information carefully.

Adjusted or organic growth rates of revenue and new orders

For a quantitative reconciliation of adjusted or organic growth rates of revenue and new orders to unadjusted growth rates of revenue and new orders, refer to the relevant tables within Item 5: Operating and financial review and prospects.

Total Sectors profit

Total Sectors profit is reconciled to Income from continuing operations before income taxes in Item 18: Financial Statements—Notes to Consolidated Financial Statements. For a reconciliation of Income from continuing operations before income taxes to Income from continuing operations, see the Consolidated Statements of Income.

ROE (after tax)

The following table reports the calculation of ROE (after tax) as defined under One Siemens.

	Year ended September 30,
	2011	2010
	(in millions of €)
Calculation of income taxes of Financial Services (SFS)
Profit of SFS (IBIT)	428	443
Less/Plus: Income/loss from investments accounted for using the equity method, net of SFS(1)	(92)	(130)
Less: Tax-free income components and others(2)	(16)	(12)
Tax basis	319	301
Tax rate (flat)	30%	30%

Calculated income taxes of SFS	96	90

Profit after tax of SFS
Profit of SFS (IBIT).	428	443
Less: Calculated income taxes of SFS	(96)	(90)

Profit after tax of SFS	332	353

ROE (after tax) of SFS
(I) Profit after tax of SFS	332	353
(II) Average allocated equity of SFS(3)	1,468	1,424

(I)/(II) ROE (after tax) of SFS	22.6%	24.8%

(1)	For information on Income (loss) from investments accounted for using the equity method, net of SFS, see Item 5: Operating and financial review and prospects—Reconciliation to adjusted EBITDA (continuing operations).

(2)	Tax-free income components include forms of financing which are generally exempted from income taxes. Others comprise result components related to the (partial) sale/divestment of equity investments, which are reclassified from at equity to available-for-sale financial assets and are therefore not included in the (Income) loss from investments accounted for using the equity method, net. Such results are already taxed or generally tax free.

(3)	Average allocated equity of SFS for a fiscal year is determined as a five-point average in allocated equity of SFS of the respective quarters starting with the allocated equity of SFS as of September 30 of the previous fiscal year.

Due to rounding, numbers presented may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

We are unable to prepare a reconciliation to our announced ROE (after tax) range for 2012 and 2013 without unreasonable effort and, in addition, we believe that any information that could be disclosed in connection with such reconciliation would not be meaningful and could in fact confuse or mislead investors. This is due to the fact that management aims to achieve a value for ROE (after tax) that lies within the target range, rather than a specific combination of numerator and denominator for any given ROE (after tax) value, including the high and low ends of the ROE (after tax) range. As such, we believe that information on the level of ROE (after tax) targeted by management is useful supplemental information for investors. However, we use the targeted ROE (after tax) range as an integral performance measure that takes into account the history of SFS’ operations and management’s experience in projecting rather than deriving it from individual quantitative forecasts of the components of ROE (after tax), i.e., Profit after tax of SFS, Average allocated equity of SFS. Accordingly, the numbers presented in any reconciliation would be arbitrary or even potentially misleading, because they would be generated solely for purposes of the reconciliation and would not reflect the basis for management’s view of the potential future development of the business.

ROCE (adjusted)

The following tables report the calculation of return on capital employed (ROCE) (adjusted) as defined under One Siemens.

Capital employed Fiscal 2011	Average	09/30/2011	06/30/2011	03/31/2011	12/31/2010	09/30/2010
	(in millions of €)
Total equity	31,267	32,156	31,542	31,483	32,057	29,096
Plus: Long-term debt	15,164	14,280	14,191	14,196	15,656	17,497
Plus: Short-term debt and current maturities of long-term debt	4,023	3,660	4,971	5,016	4,051	2,416
Less: Cash and cash equivalents	(14,043)	(12,468)	(13,006)	(14,973)	(15,662)	(14,108)
Plus: Pension plans and similar commitments	6,969	7,307	5,997	5,845	7,234	8,464
Less: Financial Services (SFS) Debt	(10,490)	(12,075)	(10,384)	(10,037)	(9,925)	(10,028)
Less: Fair value hedge accounting adjustment(1)	(1,111)	(1,470)	(808)	(719)	(1,037)	(1,518)

Capital employed (continuing operations and discontinued operations)(2)	31,780	31,391	32,503	30,812	32,374	31,819

Less: Assets classified as held for disposal presented as discontinued operations	(3,090)	(4,667)	(5,636)	(5,148)	—	—
Plus: Liabilities classified as held for disposal presented as discontinued operations	1,569	1,756	3,121	2,966	—	—

Capital employed (continuing operations)(2)	30,258	28,479	29,987	28,630	32,374	31,819

(1)	Debt is generally reported with a value representing approximately the amount to be repaid. However for debt designated in a hedging relationship (fair value hedges), this amount is adjusted by changes in market value mainly due to changes in interest rates. Accordingly, we deduct these changes in market value in order to end up with an amount of debt that approximately will be repaid, which we believe is a more meaningful figure for the calculation presented above. For further information on fair value hedges see Item 18: Financial Statements–Notes to Consolidated Financial Statements.

(2)	Average capital employed for a fiscal year is determined as a five-point average in capital employed of the respective quarters starting with the capital employed as of September 30 of the previous fiscal year.

Due to rounding, numbers presented may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

Capital employed Fiscal 2010	Average	09/30/2010	06/30/2010	03/31/2010	12/31/2009	09/30/2009
	(in millions of €)
Total equity	28,857	29,096	30,211	28,969	28,722	27,287
Plus: Long-term debt	18,884	17,497	20,032	19,174	18,776	18,940
Plus: Short-term debt and current maturities of long-term debt	878	2,416	458	395	423	698
Less: Cash and cash equivalents	(11,259)	(14,108)	(11,829)	(9,753)	(10,446)	(10,159)
Plus: Pension plans and similar commitments	7,029	8,464	8,054	6,532	6,155	5,938
Less: Financial Services (SFS) Debt	(9,701)	(10,028)	(10,424)	(9,459)	(9,072)	(9,521)
Less: Fair value hedge accounting adjustment(1)	(1,175)	(1,518)	(1,437)	(1,085)	(806)	(1,027)

Capital employed (continuing operations and discontinued operations)(2)	33,513	31,819	35,065	34,773	33,752	32,156

Less: Assets classified as held for disposal presented as discontinued operations	—	—	—	—	—	—
Plus: Liabilities classified as held for disposal presented as discontinued operations	—	—	—	—	—	—

Capital employed (continuing operations)(2)	33,513	31,819	35,065	34,773	33,752	32,156

(1)	Debt is generally reported with a value representing approximately the amount to be repaid. However for debt designated in a hedging relationship (fair value hedges), this amount is adjusted by changes in market value mainly due to changes in interest rates. Accordingly, we deduct these changes in market value in order to end up with an amount of debt that approximately will be repaid, which we believe is a more meaningful figure for the calculation presented above. For further information on fair value hedges see Item 18: Financial Statements–Notes to Consolidated Financial Statements.

(2)	Average capital employed for a fiscal year is determined as a five-point average in capital employed of the respective quarters starting with the capital employed as of September 30 of the previous fiscal year.

Due to rounding, numbers presented may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

Capital employed Fiscal 2009	Average	09/30/2009	06/30/2009	03/31/2009	12/31/2008	09/30/2008
	(in millions of €)
Total equity	27,038	27,287	27,790	25,974	26,761	27,380
Plus: Long-term debt	17,487	18,940	19,028	19,697	15,511	14,260
Plus: Short-term debt and current maturities of long-term debt	2,544	698	2,269	3,019	4,914	1,819
Less: Cash and cash equivalents	(7,965)	(10,159)	(9,018)	(7,684)	(6,071)	(6,893)
Plus: Pension plans and similar commitments	6,106	5,938	6,803	7,131	6,296	4,361
Less: Financial Services (SFS) Debt	(9,592)	(9,521)	(9,373)	(9,764)	(9,941)	(9,359)
Less: Fair value hedge accounting adjustment(1)	(938)	(1,027)	(889)	(1,314)	(1,280)	(180)

Capital employed (continuing operations and discontinued operations)(2)	34,681	32,156	36,610	37,059	36,190	31,388

Less: Assets classified as held for disposal presented as discontinued operations	(10)	—	(2)	(4)	(5)	(37)
Plus: Liabilities classified as held for disposal presented as discontinued operations	5	—	2	2	2	20

Capital employed (continuing operations)(2)	34,676	32,156	36,610	37,057	36,187	31,371

(1)	Debt is generally reported with a value representing approximately the amount to be repaid. However for debt designated in a hedging relationship (fair value hedges), this amount is adjusted by changes in market value mainly due to changes in interest rates. Accordingly, we deduct these changes in market value in order to end up with an amount of debt that approximately will be repaid, which we believe is a more meaningful figure for the calculation presented above. For further information on fair value hedges see Item 18: Financial Statements–Notes to Consolidated Financial Statements.

(2)	Average capital employed for a fiscal year is determined as a five-point average in capital employed of the respective quarters starting with the capital employed as of September 30 of the previous fiscal year.

Due to rounding, numbers presented may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

	Year ended September 30,
	2011	2010	2009
	(in millions of €)
Income from continuing operations before interest after tax
Net income	6,321	4,068	2,497
Plus/Less: Other interest expense/income, net	(376)	(317)	(116)
Less/Plus: SFS Other interest expense/income(1)	371	339	265
Plus: Interest cost on Pension plans and similar commitments(2)	356	315	270
Less: Taxes on interest adjustments(3)	(85)	(98)	(155)

Income before interest after tax	6,587	4,308	2,761

Less/Plus: Income/loss from discontinued operations, net of income taxes	690	194	36

Income from continuing operations before interest after tax	7,277	4,502	2,797

Return on capital employed (ROCE) (adjusted) (continuing operations)
(I) Income from continuing operations before interest after tax	7,277	4,502	2,797
(II) Average capital employed (continuing operations)	30,258	33,513	34,676
(I) / (II) ROCE (adjusted) (continuing operations)	24.0%	13.4%	8.1%

(1)	SFS Other interest income/expense is included in Other interest income/expense, net. Adding back SFS Other interest income/expense in the numerator corresponds to the adjustment for SFS Debt in the denominator.

(2)	For fiscal 2011, 2010 and 2009 interest cost on Pension plans and similar commitments is calculated using the weighted average discount rate of our principal pension benefit plans at period-end for the fiscal year ended September 30, 2010 (4.2%), for the fiscal year ended September 30, 2009 (5.3%) and for the fiscal year ended September 30, 2008 (6.2%) (all as reported in Item 18: Financial Statements—Notes to Consolidated Financial Statements) applied to Pension plans and similar commitments as reported in the Consolidated Statements of Financial Position as of September 30, 2010, 2009 and 2008, respectively.

(3)	Effective tax rate for the determination of taxes on interest adjustments is calculated by dividing Income from continuing operations before income taxes through Income taxes, both as reported in the Consolidated Statements of Income.

Due to rounding, numbers presented may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

We are unable to prepare a reconciliation to our announced ROCE (adjusted) range for 2012 and 2013 without unreasonable effort and, in addition, we believe that any information that could be disclosed in connection with such reconciliation would not be meaningful and could in fact confuse or mislead investors. This is due to the fact that management aims to achieve a value for ROCE (adjusted) that lies within the target range, rather than a specific combination of numerator and denominator for any given ROCE (adjusted) value, including the high and low ends of the ROCE (adjusted) range. As such, we believe that information on the level of ROCE (adjusted) targeted by management is useful supplemental information for investors. However, we use the targeted ROCE (adjusted) range as an integral performance measure that takes into account our history of operations and management’s experience in projecting rather than deriving it from individual quantitative forecasts of the components of ROCE (adjusted), i.e., Income from continuing operations before interest after tax, Average Capital Employed and their respective sub-components. Accordingly, the numbers presented in any reconciliation would be arbitrary or even potentially misleading, because they would be generated solely for purposes of the reconciliation and would not reflect the basis for management’s view of the potential future development of the business.

FCF

	Year ended September 30,
	2011	2010	2009
	(in millions of €)
Free cash flow (continuing and discontinued operations)
Net cash provided by (used in) operating activities (continuing and discontinued operations)	7,767	9,349	6,101
Less: Additions to intangible assets and property, plant and equipment	(2,617)	(2,336)	(2,460)

Free cash flow (continuing and discontinued operations)	5,150	7,013	3,641

Net cash provided by (used in) investing activities (continuing and discontinued operations)	(4,044)	(2,847)	(3,162)
Net cash provided by (used in) financing activities (continuing and discontinued operations)	(5,433)	(2,646)	375

Free cash flow (continuing operations)
Net cash provided by (used in) operating activities (continuing operations)	8,056	8,997	6,246
Less: Additions to intangible assets and property, plant and equipment (continuing operations)	(2,171)	(1,954)	(2,159)

Free cash flow (continuing operations)	5,885	7,043	4,087

Net cash provided by (used in) investing activities (continuing operations)	(2,909)	(2,315)	(2,588)
Net cash provided by (used in) financing activities (continuing operations)	(6,867)	(2,826)	(344)

Due to rounding, numbers presented may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

Adjusted EBITDA, adjusted EBIT and adjusted EBITDA margins

Adjusted EBITDA and adjusted EBIT

	Year ended September 30,
	2011	2010	2009
	(in millions of €)
Net income	6,321	4,068	2,497
Less/Plus: Income/loss from discontinued operations, net of income taxes	690	194	36
Income from continuing operations	7,011	4,262	2,533
Plus: Income taxes	2,231	1,712	1,502
Income from continuing operations before income taxes	9,242	5,974	4,035
Less/Plus: Other financial income/expense, net(1)	(646)	383	434
Plus: Interest expense(1)	1,716	1,759	2,074
Less: Interest income(1)	(2,207)	(2,045)	(2,028)
Less/Plus: Income/loss from investments accounted for using the equity method, net	(147)	(9)	1,620

Adjusted EBIT (continuing operations)	7,958	6,061	6,135
Plus: Amortization, depreciation and impairments(2)	2,638	3,743	2,428

Adjusted EBITDA (continuing operations)	10,596	9,805	8,563

(1)	The total of Other financial income/expense, net, Interest expense and Interest income as reported in the Consolidated Statements of Income equals Financial income/expense, net in the Reconciliation to adjusted EBITDA presented in Item 5: Operating and financial review and prospects–Reconciliation to adjusted EBITDA (continuing operations).

(2)	Amortization, depreciation and impairments as reported in Segment Information (continuing operations) within Item 18: Financial Statements—Notes to Consolidated Financial Statements does not include impairments of goodwill. Impairments of goodwill are presented in Item 5: Operating and financial review and prospects –Reconciliation to adjusted EBITDA (continuing operations).

Due to rounding, numbers presented may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

Adjusted EBITDA margins

For a quantitative reconciliation to adjusted EBITDA margins, see Item 5: Operating and financial review and prospects—Reconciliation to adjusted EBITDA (continuing operations).
We are unable to prepare a reconciliation to our announced adjusted EBITDA margin range for 2012 and 2013 without unreasonable effort and, in addition, we believe that any information that could be disclosed in connection with such reconciliation would not be meaningful and could in fact confuse or mislead investors. This is due to the fact that management aims to achieve a value for the adjusted EBITDA margin that lies within the target range, rather than a specific combination of numerator and denominator for any given adjusted EBITDA margin, including the high and low ends of the adjusted EBITDA margin range. As such, we believe that information on the adjusted EBITDA margin targeted by management is useful supplemental information for investors. However, we use the targeted adjusted EBITDA margin as an integral performance measure that takes into account our history of operations and management’s experience in projecting rather than deriving it from individual quantitative forecasts of the components of the adjusted EBITDA margin, i.e., adjusted EBITDA and Revenue. Accordingly, the numbers presented in any reconciliation would be arbitrary or even potentially misleading, because they would be generated solely for purposes of the reconciliation and would not reflect the basis for management’s view of the potential future development of the business.

PPA effects

If we report PPA effects, we provide the absolute values of the PPA effects. The absolute values enable investors to consider earnings impacts related to business combination accounting in the performance analysis.

Net debt

For a quantitative reconciliation of net debt to total debt, refer to Item 5: Operating and financial review and prospects—Liquidity and capital resources—Capital structure.

Adjusted industrial net debt

For a quantitative reconciliation of Adjusted industrial net debt debt, refer to Item 5: Operating and financial review and prospects—Liquidity and capital resources—Capital structure.

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

The Supervisory Board meets at least twice during each half year, normally six times each year. Its main functions are:

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

Each member of the Supervisory Board is elected for a maximum term of approximately five years, which expires at the end of the Annual Shareholders’ Meeting in which the shareholders ratify the acts of the Supervisory Board member for the fourth fiscal year following the fiscal year in which the member was elected. There is no mandatory retirement age for members of the Supervisory Board under our Articles of Association. However, the Bylaws of the Supervisory Board set forth that, as a rule, only persons who are not older than 70 years shall be nominated for election as members of the Supervisory Board. Our Articles of Association establish the compensation of the Supervisory Board members. For further details, see Item 6: Directors, senior management and employees—Compensation report.

The following table sets forth the names of the members of our Supervisory Board, their dates of birth, the expiration of their respective terms, their board positions and principal occupations, and their principal outside directorships at September 30, 2011:

Name	Date of birth	Term expires	Board position and principal occupation	Companies at which Supervisory Board and similar positions were held
Dr. Gerhard Cromme	2/25/1943	Annual Shareholders’ Meeting 2013	Chairman of the Supervisory Board; Chairman of the Supervisory Board, ThyssenKrupp AG	Allianz SE; Axel Springer AG; ThyssenKrupp AG; Compagnie de Saint-Gobain S.A.
Berthold Huber(1)	2/15/1950	Annual Shareholders’ Meeting 2013	First Deputy Chairman; First Chairman, IG Metall	Audi AG; Porsche Automobil Holding SE, Volkswagen AG
Dr. Josef Ackermann	2/7/1948	Annual Shareholders’ Meeting 2013	Second Deputy Chairman; Chairman of the Management Board and of the Group Executive Committee, Deutsche Bank AG	Belenos Clean Power Holding Ltd.; Royal Dutch Shell plc; Zurich Financial Services AG
Lothar Adler(1)	2/22/1949	Annual Shareholders’ Meeting 2013	Member; Chairman of the Central Works Council, Siemens AG	—
Jean-Louis Beffa	8/11/1941	Annual Shareholders’ Meeting 2013	Member; Supervisory board member	Claude Bernard Participations S.A.S.; Compagnie de Saint-Gobain S.A.; GDF SUEZ S.A.; Groupe Bruxelles Lambert; JL2B Conseils; Le Monde S.A.; Le Monde & Partenaires Associés S.A.S.; Saint-Gobain Corporation; Société Editrice du Monde S.A.
Gerd von Brandenstein	4/6/1942	Annual Shareholders’ Meeting 2013	Member; Economist	degewo Aktiengesellschaft
Michael Diekmann	12/23/1954	Annual Shareholders’ Meeting 2013	Member; Chairman of the Board of Management, Allianz SE	Allianz Deutschland AG; Allianz Global Investors AG; BASF SE; Linde AG; Allianz France S.A.; Allianz S.p.A.

Name	Date of birth	Term expires	Board position and principal occupation	Companies at which Supervisory Board and similar positions were held
Dr. Hans Michael Gaul	3/2/1942	Annual Shareholders’ Meeting 2013	Member; Supervisory board member	BDO AG Wirtschaftsprüfungsgesellschaft; Evonik Industries AG; EWE Aktiengesellschaft; HSBC Trinkaus & Burkhardt AG; VNG-Verbundnetz Gas AG
Prof. Dr. Peter Gruss	6/28/1949	Annual Shareholders’ Meeting 2013	Member; President, Max-Planck-Gesellschaft zur Förderung der Wissenschaften e.V.	Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München
Bettina Haller(1)	3/14/1959	Annual Shareholders’ Meeting 2013	Member; Chairwoman of the Combine Works Council, Siemens AG	—
Hans-Jürgen Hartung(1)	3/10/1952	Annual Shareholders’ Meeting 2013	Member; Chairman of the Works Council, Siemens Energy Sector, Erlangen, Germany	—
Harald Kern(1)	3/16/1960	Annual Shareholders’ Meeting 2013	Member; Member of the Central Works Council, Siemens AG; Deputy Chairman of the Siemens Europe Committee	—
Dr. Nicola Leibinger-Kammüller	12/15/1959	Annual Shareholders’ Meeting 2013	Member; President and Chairwoman of the Managing Board, TRUMPF GmbH + Co. KG	Axel Springer AG; Deutsche Lufthansa AG; Voith AG
Werner Mönius(1)	5/16/1954	Annual Shareholders’ Meeting 2013	Member; Chairman of the Siemens Europe Committee	—
Håkan Samuelsson	3/19/1951	Annual Shareholders’ Meeting 2013	Member, Supervisory board member	Scandferries Holding GmbH; Scandlines GmbH; Volvo Car Corporation
Dieter Scheitor(1)	11/23/1950	Annual Shareholders’ Meeting 2013	Member; Physicist; IG Metall headquarters Inactive phase of part-time preretirement scheme	—
Dr. Rainer Sieg(1)	12/20/1948	Annual Shareholders’ Meeting 2013	Member; Chairman of the Committee of Spokespersons, Siemens group; Chairman of the Central Committee of Spokespersons, Siemens AG	—
Birgit Steinborn(1)	3/26/1960	Annual Shareholders’ Meeting 2013	Member; Deputy Chairwoman of the Central Works Council, Siemens AG	—
Lord Iain Vallance of Tummel	5/20/1943	Annual Shareholders’ Meeting 2013	Member; Chairman, Amsphere Ltd.	—
Sibylle Wankel(1)	3/3/1964	Annual Shareholders’ Meeting 2013	Member; Attorney, Bavarian Regional Headquarters, IG Metall	Vaillant GmbH

(1)	Employee representative.

There are six Supervisory Board committees: the Chairman’s Committee, the Audit Committee, the Compliance Committee, the Finance and Investment Committee, the Nominating Committee and the Mediation Committee. Set forth in the table below are the current members of each committee. For a comprehensive discussion of the functions of our committees, please refer to Item 10: Additional information—Corporate governance.

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

MANAGING BOARD

Our Managing Board currently consists of ten members. This reflects the appointments of Dr. Roland Busch, Klaus Helmrich and Dr. Michael Süß as of April 1, 2011 respectively, and the fact that Wolfgang Dehen left the Managing Board as of March 31, 2011.

Under our Articles of Association, our Supervisory Board determines the Managing Board’s size, although it must have more than one member. Under German law, the Managing Board is responsible for all management matters, including the following which are specifically reserved for the Managing Board:

•	the preparation of the annual financial statements;

•	the calling of the Annual Shareholders’ Meeting (unless applicable law requires otherwise) and preparation and execution of the resolutions; and

•	the preparation of reports to the Supervisory Board and the Annual Shareholders’ Meeting concerning certain matters.

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

The Supervisory Board appoints the members of the Managing Board for a maximum term of five years. They may be re-appointed or have their term extended for one or more terms of up to a maximum of five years each. The Supervisory Board may remove a member of the Managing Board prior to the expiration of its term for good cause, generally by a two-thirds majority of the votes cast. There is no mandatory retirement age for members of the Managing Board under our Articles of Association. According to the Managing Board’s Bylaws, however, the age of a member of the Managing Board shall not, as a rule, exceed 65 years.

According to the Managing Board’s Bylaws, decisions of the Managing Board shall be taken unanimously whenever possible. If unanimity cannot be achieved, a decision shall require a simple majority of votes cast unless applicable law requires a larger majority. The President of the Managing Board shall have the deciding vote in the event of a deadlock.

The following table sets forth the names of the members of our Managing Board, their dates of birth, the expiration of their respective terms, their current positions and their principal outside directorships at September 30, 2011:

Name	Date of birth	Term expires		Current position	Companies at which Supervisory Board and similar positions were held
Peter Löscher	9/17/1957	3/31/2017		President and CEO	Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München; TBG Limited
Joe Kaeser	6/23/1957	3/31/2016		Executive Vice-President and CFO	Allianz Deutschland AG; NXP Semiconductors B.V.
Dr. Roland Busch(1)	11/22/1964	3/31/2016		Executive Vice-President	Atos S.A.
Wolfgang Dehen(2)	2/9/1954	3/31/2011		Executive Vice-President	TÜV Süd AG (as of 3/31/2011)
Brigitte Ederer	2/27/1956	6/30/2015		Executive Vice-President	Boehringer Ingelheim RCV GmbH; Österreichische Industrieholding AG (ÖIAG)
Klaus Helmrich(1)	5/24/1958	3/31/2016		Executive Vice-President	—
Barbara Kux	2/26/1954	11/16/2013		Executive Vice-President	ZF Friedrichshafen AG (until 10/20/2011); Total S.A.
Prof. Dr. Hermann Requardt	2/11/1955	3/31/2016		Executive Vice-President	Software Aktiengesellschaft
Prof. Dr. Siegfried Russwurm	6/27/1963	3/31/2017		Executive Vice-President	Deutsche Messe Aktiengesellschaft
Peter Y. Solmssen	1/24/1955	3/31/2017	(3)	Executive Vice-President	—
Dr. Michael Süß(1)	12/25/1963	3/31/2016		Executive Vice-President	Herrenknecht AG; KION Group GmbH; KION Holding 1 GmbH; OAO Power Machines

(1)	Dr. Roland Busch, Klaus Helmrich and Dr. Michael Süß were elected as members of the Managing Board, effective April 1, 2011.

(2)	Wolfgang Dehen ceased to be a member of the Managing Board, effective March 31, 2011.

(3)	As a rule, reappointments are effected until the completion of the 60th year of life only, however, with the proviso that they are extended for another year at a time until a total maximum five-year term, provided that neither the member of the Managing Board nor the Supervisory Board objects.

COMPENSATION REPORT

This section outlines the principles underlying the determination of the total compensation of the members of the Managing Board of Siemens AG, and sets out the structure and level of the remuneration of the Managing Board members. It also describes the policies governing, and levels of, compensation paid to Supervisory Board members.

REMUNERATION OF MEMBERS OF THE MANAGING BOARD

Remuneration System

The remuneration system for the Managing Board at Siemens is intended to provide an incentive for successful corporate management with an emphasis on sustainability. Members of the Managing Board are expected to make a long-term commitment to and on behalf of the Company, and may benefit from any sustained increase in the Company’s value. A further aim is for their remuneration to be commensurate with the compensation paid by companies of comparable size and economic position. Exceptional achievements are to be rewarded adequately, while falling short of goals is intended to result in an appreciable reduction in remuneration. Finally, the Managing Board’s compensation is also structured so as to be attractive in comparison to that of competitors, with a view to attracting outstanding managers to our Company and keeping them with us for the long term.

The system and levels for the remuneration of the Managing Board are determined and regularly reviewed by the full Supervisory Board, based on proposals from the Chairman’s Committee. Additionally, in the fall of 2010 the Managing Board and Supervisory Board decided to submit the remuneration system for the Managing Board, revised as of fiscal 2011, to the Shareholders’ Meeting for a vote. The remuneration system was approved by a large majority at the Annual Shareholders’ Meeting on January 25, 2011.

In order to focus compensation for the members of the Managing Board on the goal of sustainable value enhancement, the bulk of remuneration is paid only after a certain delay: for a 100% target attainment, more than half of total remuneration is provided in the form of stock-based compensation with a four-year restriction period, and over 50% of the variable component of compensation is determined on the basis of multi-year target parameters. Managing Board members’ compensation is furthermore strongly aligned with shareholders’ interest in a long-term remunerative investment, since one-half of long-term stock-based compensation relates to the multi-year performance of Siemens stock relative to the stock of (at present) five important competitors. In determining how successfully targets have been met for the variable components of compensation, adjustments are narrowly limited to exceptional, unforeseen matters.

In fiscal 2011, the remuneration system for the Managing Board had the following components:

Base compensation—Base compensation is paid as a monthly salary. The base compensation of President and CEO Peter Löscher was set at the time of his appointment on July 1, 2007, and has remained essentially unchanged since then. The base compensation of the other members of the Managing Board was most recently revised on October 1, 2010, from €780,000 to €900,000 per year.

Variable compensation component (bonus)—The variable compensation component (bonus) is based on the Company’s business performance in the past fiscal year. For a 100% target attainment (target amount) the amount of the bonus equals the amount of base compensation. The targets are derived from One Siemens, our target system for sustainably enhancing corporate value. On the basis of this system, the Supervisory Board at the beginning of each fiscal year defines unique targets for several parameters: return on capital employed (ROCE adjusted); free cash flow; and organic revenue growth at the group level (continuing operations). These target parameters—in addition to other factors—also apply to senior executives, with a view to establishing a uniform and consistent target system throughout the Company. In its annual decision on targets and on the relative weighting of the target parameters, the Supervisory Board in particular takes into consideration market conditions and Siemens’ competitiveness.

The bonus is subject to a ceiling (cap) of 200% of the target amount. If targets are substantially missed, the variable component may potentially not be paid at all.

The Supervisory Board is entitled to revise the amount resulting from attaining targets, by as much as 20% upward or downward, at its duty-bound discretion (pflichtgemäßes Ermessen); accordingly, the adjusted bonus payment can be as much as 240% of the target amount. In choosing the factors to be considered in deciding on possible revisions of the bonus payouts (±20%), the Supervisory Board takes account of incentives for sustainable corporate management. In addition, the revision option may be exercised in special recognition of Managing Board members’ individual achievements, if applicable.

The bonus is paid half in cash, and half in the form of non-forfeitable awards of Siemens stock (Bonus Awards). After a four-year waiting period, the beneficiary will receive one share of Siemens stock for each Bonus Award. Instead of the transfer of Siemens stock, an equivalent cash settlement may be effected.

Long-term stock-based compensation—Since 2006, long-term stock-based compensation has consisted of a grant of forfeitable stock commitments (Stock Awards). The beneficiary of a Stock Award will receive one free share of Siemens stock after a restriction period. Beginning with fiscal 2011, the restriction period for Stock Awards will end at the close of the second day after publication of the results of operation in the fourth calendar year after the date of the award.

In the event of target attainment of 100%, the annual target amount for the fair value of the Stock Awards commitment will be €2.5 million for the President and CEO, and €1 million for the other members of the Managing Board. Beginning with fiscal 2011, the Supervisory Board has the option of increasing, on an individual basis, the target amount for a member of the Managing Board that has been reappointed by as much as 75% above the amount of €1 million, for one fiscal year at a time; this option is not applicable to the CEO. The option enables the Supervisory Board to take special account of the Managing Board member’s individual accomplishments and experience.

The foundation for the performance-based component of long-term stock-based compensation is the One Siemens target system, which applies throughout the Company. It focuses on sustainably increasing Siemens’ corporate value. The allocation rules for long-term stock-based compensation take this focus into account as follows:

•

On the one hand, the annual grant of Stock Awards depends on the sustainability of business performance. For this purpose, half of the annual target amount of the Stock Awards is linked to the average of the published earnings per share (EPS) for the past three fiscal years (continuing and discontinued operations undiluted). At the end of each fiscal year, the Supervisory Board decides on a figure that represents the relevant fiscal year’s target attainment, which may lie between 0% and 200% (cap). This target attainment will then determine the actual fair value of the award, and the resulting number of Stock Awards.

•

On the other hand, the performance of Siemens’ stock relative to its competitors is to have a direct effect on compensation. For this purpose, with respect to the other half of the annual target amount for the Stock Awards, the Supervisory Board will first grant a number of Stock Awards equivalent to the fair value of half the target amount on the date of the award. The Supervisory Board will also decide on a target system (target value for 100% and target curve) for the performance of Siemens stock relative to the stock of (at present) five competitors (ABB, General Electric, Philips, Rockwell, Schneider). The reference period for measuring the target will be the same as the four-year restriction period for the Stock Awards. After this restriction period expires, the Supervisory Board will determine how much better or worse Siemens stock has performed relative to the stock of its competitors. This determination will yield a target attainment of between 0% and 200% (cap). If target attainment is above 100%, an additional cash payment corresponding to the outperformance is effected. If target attainment is less than 100%, a number of Stock Awards equivalent to the shortfall from the target will expire without replacement.

With regard to the further terms of the Stock Awards, the same general principles apply for the Managing Board and senior executives; these principles are discussed in more detail in Item 18: Financial Statements—Notes to Consolidated Financial Statements. The Notes also include further information about the stock-based employee investment plans.

Share Ownership Guidelines—Since 2008, the remuneration system at Siemens has been significantly shaped by the Siemens Share Ownership Guidelines, which apply to the Managing Board and senior management throughout the Company. These guidelines require the members of the Managing Board to hold Siemens stock worth a multiple of their base compensation (300% for the President and CEO, 200% for the other members of the Managing Board) for the duration of their term of office on the Managing Board. The determining figure in this context is the average base compensation that the relevant member of the Managing

Board has drawn over the past four years. Accordingly, changes that have been made to base compensation in the meantime are included. Moreover, non-forfeitable stock awards (Bonus Awards) will be taken into account in determining compliance with the Share Ownership Guidelines.

Evidence that the required amounts of Siemens shares are held must first be provided after a buildup phase of slightly more than four years—and therefore not until March 2012 at the earliest for certain members of the Managing Board. The evidence must be updated annually thereafter. If the value of the accrued holdings declines below the minimum to be evidenced from time to time because the market price of Siemens stock decreases, the member of the Managing Board must acquire additional shares. At the end of the calendar year, the Company determines the value of Siemens shares to be evidenced, together with the number of Siemens shares to be evidenced, and notifies each member of the Managing Board accordingly. Each Managing Board member then has until the second Friday in March of the following year to make up for any shortfalls. Accordingly, the Managing Board members are required to permanently invest a significant portion of their assets in Siemens shares during their term of office on the Board.

Pension benefit commitments—Since fiscal 2005, members of the Managing Board have been included in the Siemens Defined Contribution Benefit Plan (BSAV), the general conditions of which are uniformly applicable to all employees of Siemens AG in Germany. The former retirement benefit system was integrated into the BSAV in October 2004. Under the BSAV, members of the Managing Board receive contributions that are credited to their personal pension account. The amount of the annual contributions is based on a predetermined percentage which refers to the base compensation and the target amount for the bonus. This percentage was set by the Chairman’s Committee of the Supervisory Board at 28% when the system was introduced in October 2004, and has been reconfirmed at that figure each year since. Furthermore, special contributions may be granted to Managing Board members on the basis of individual decisions of the Supervisory Board. If a member of the Managing Board had earned a pension benefit entitlement from the Company before the BSAV was introduced, a portion of his contributions went toward financing this prior commitment.

Commitments in connection with termination of Managing Board membership—Managing Board contracts provide for a compensatory payment if membership on the Managing Board is terminated prematurely by mutual agreement, without serious cause. The amount of this payment must not exceed the value of two years’ compensation (cap). The amount of the compensatory payment is calculated on the basis of the base compensation and the variable components of compensation actually received for the last fiscal year before termination. In addition, a one-time exceptional contribution is made to the BSAV. The amount of this contribution is based on the BSAV contribution that the Board member received for the previous year, together with the remaining term of the appointment, but is limited to not more than two years’ contributions (cap). The above benefits are not paid if an amicable termination of the member’s activity on the Managing Board is agreed upon at the member’s request, or if there is serious cause for the Company to terminate the employment relationship.

In the event of a change of control—i.e., if one or more shareholders acting jointly or in concert acquire a majority of the voting rights in Siemens AG and exercise a controlling influence, or if Siemens AG becomes a dependent enterprise as a result of entering into an intercompany agreement within the meaning of Section 291 of the German Stock Corporation Act, or if Siemens AG is to be merged into an existing corporation or other entity—any member of the Managing Board has the right to terminate his or her contract with the Company if such a change of control results in a substantial change in position (e.g., due to a change in corporate strategy or a change in the Managing Board member’s duties and responsibilities). If this right of termination is exercised, the Managing Board member is entitled to a severance payment in the amount of not more than two years’ compensation. The calculation of the annual compensation includes not only the base compensation and the target amount for the bonus, but also the target amount for the Stock Awards, in each case based on the most recent completed fiscal year prior to termination of the contract. The stock-based components for which a firm commitment already exists will remain unaffected. There is no entitlement to a severance payment if the Managing Board member receives benefits from third parties in connection with a change of control. Moreover, there is no right to terminate if the change of control occurs within a period of twelve months prior to a Managing Board member’s retirement.

Additionally, compensatory or severance payments cover non-monetary benefits by including an amount of 5% of the compensation or severance total. Furthermore, compensatory or severance payments will be reduced by 15% as a lump-sum allowance for discounted values and for income earned elsewhere. However, this reduction will apply only to the portion of compensatory or severance payment that was calculated without taking account of the first six months of the remaining term of the Managing Board member’s contract.

If a member leaves the Managing Board, the variable component (bonus) is determined after the end of the fiscal year in which the appointment was terminated pro rata temporis and settled in cash at the usual payout or transfer date, as the case may be. If the employment contract is terminated in the course of an appointment period, the non-forfeitable stock awards (Bonus Awards) for which the waiting period is still in progress remain in effect without restriction. If the employment agreement is terminated because of retirement, disability or death, a Managing Board member’s Bonus Awards are settled in cash as of the date of departure from the Board.

By contrast, stock commitments made as long-term variable compensation (Stock Awards) for which the restriction period is still in progress will expire without replacement if the employment agreement is terminated in the course of an appointment period. The same applies if the employment agreement is not extended after the end of an appointment period, either at the Board member’s request or because there is serious cause that would have entitled the Company to revoke the appointment or terminate the contract. However, once granted, Stock Awards do not lapse if the employment agreement is terminated because of retirement, disability, or death, or in connection with a spinoff, the transfer of an operation, or a change of activity within the corporate group. In this case, the Stock Awards will remain in effect upon termination of the employment agreement, and will be honored on expiration of the restriction period.

Remuneration for the members of the Managing Board for fiscal 2011

The Supervisory Board engaged an independent outside compensation consultant to review the appropriateness and level of the Managing Board’s compensation for fiscal 2011. The independent compensation consultant confirmed that the remuneration of the Managing Board—on the basis of the target attainment for fiscal 2011—was appropriate. Taking this expert review into account, and after reviewing the achievement of the targets set at the beginning of the fiscal year, the Supervisory Board decided at its meeting on November 9, 2011, to set the variable compensation component, the Stock Awards to be granted, and the pension benefit contributions as follows:

Variable compensation component (bonus)—In setting the targets for the variable compensation (bonus) at the beginning of fiscal 2011, the Supervisory Board took into account that the Company’s One Siemens target system focuses on a sustainable appreciation of value:

•	When weighting the target parameters, the focus was on sustainable growth, whereby particular importance was attributed to the target parameter organic revenue growth.

•	The ROCE target defined by the Supervisory Board is based on the prior-year figure for “ROCE adjusted” and takes into account special effects from impairments in fiscal 2010.

•	The target for free cash flow takes into account that the additional investments that the Company must make in fiscal 2011 could burden free cash flow compared to the prior year.

As a consequence, the following targets were set and attained with respect to the variable compensation component:

Target parameter	Weight	100% of target	Actual 2011 figure	Target attainment
Revenue growth (organic)*	50%	1%	7%	200.00%
ROCE adjusted*	25%	16.1%	24.0%	200.00%
Free Cash Flow (FCF)*	25%	€3,200 million	€5,885 million	189.50%
Total target attainment	100%	—	—	197.38%

*	Continuing operations

The values set for target attainment were not adjusted. The Supervisory Board also decided, exercising its duty-bound discretion (pflichtgemäßes Ermessen), not to adjust the bonus payout amounts resulting from target attainment.

Long-term stock-based compensation—Half of the annual target amount of the Stock Awards is linked to the average earnings per share (basic EPS undiluted) for the past three fiscal years. The earnings for fiscal 2011 resulted in an average (basic) EPS of €4.73 for fiscal 2009 to 2011, yielding a target attainment of 114%.

For the other half of the annual target amount for the Stock Awards, the Supervisory Board approved a number of Stock Awards equivalent to the fair value of half the target amount on the award date. The amount by which these stock commitments must be adjusted—or an additional cash payment must be made—after the end of the restriction period will depend on the performance of Siemens stock compared to the stock of five competitors (ABB, General Electric, Philips, Rockwell, Schneider) over the coming four years, and will therefore not be determined until after the end of fiscal 2015.

All stock awards were recorded at the closing price of Siemens stock in Xetra trading on the date of commitment less the present value of dividends expected during the restriction period, because Stock Award holders are not entitled to receive dividends. The resulting figure amounted to €57.70 (prior year: €77.76).

Total compensation—The decisions by the Supervisory Board described above yield total compensation of €39.25 million for the Managing Board for fiscal 2011 (2010: €34.25 million), an increase of 14.6%, which is predominantly due to the increased number of Managing Board members. Of this total amount, €18.94 million (2010: €24.27 million) was attributable to the cash compensation components and €20.31 million (2010: €9.98 million) to stock-based compensation. Thus, more than half of the compensation was paid in the form of stock-based instruments with waiting or restriction periods of four years, and therefore on a deferred basis.

The following compensation was determined for each of the members of the Managing Board for fiscal year 2011 (individualized disclosure):

	Base compensation		Variable compensation (bonus)—cash component(1)		Variable compensation (bonus)—stock-based component (Bonus Awards)(1)(2)
	2011	2010	2011	2010	2011		2010
					Shares	Monetary value	Shares	Monetary value
	(Amounts in number of units or €)
Managing Board members serving as of September 30, 2011
Peter Löscher	2,000,000	1,980,000	1,973,800	4,084,622	34,208	1,973,802	—	—
Dr. Roland Busch(5)	450,000	—	444,105	—	7,697	444,117	—	—
Brigitte Ederer(6)	900,000	195,000	888,210	394,308	15,394	888,234	—	—
Klaus Helmrich(5)	450,000	—	444,105	—	7,697	444,117	—	—
Joe Kaeser	900,000	780,000	888,210	1,577,230	15,394	888,234	—	—
Barbara Kux	900,000	780,000	888,210	1,577,230	15,394	888,234	—	—
Prof. Dr. Hermann Requardt	900,000	780,000	888,210	1,577,230	15,394	888,234	—	—
Prof. Dr. Siegfried Russwurm	900,000	780,000	888,210	1,577,230	15,394	888,234	—	—
Peter Y. Solmssen(7)	900,000	780,000	888,210	1,577,230	15,394	888,234	—	—
Dr. Michael Süß(5)	450,000	—	444,105	—	7,697	444,117	—	—

Former members of the Managing Board
Wolfgang Dehen(8)	450,000	780,000	444,105	1,577,230	7,697	444,117	—	—
Dr. Heinrich Hiesinger(9)	—	780,000	—	1,577,230	—	—	—	—

Total	9,200,000	7,635,000	9,079,480	15,519,540	157,360	9,079,674	—	—

	Share-based compensation Stock Awards(1)(2)
	2011						2010
	Stock Awards (Target attainment depends on EPS for past three fiscal years)		Stock Awards (Target attainment depends on future stock price performance)		Total		Stock Awards (Target attainment depends on EPS for past three fiscal years)
(Continued)	Shares	Monetary value	Shares	Monetary Value(4)	Shares	Monetary value	Shares	Monetary value
	(Amounts in number of units or €)
Managing Board members serving as of September 30, 2011
Peter Löscher	24,697	1,425,017	21,664	1,250,013	46,361	2,675,030	36,652	2,850,060
Dr. Roland Busch(5)	4,940	285,038	4,333	250,014	9,273	535,052	—	—
Brigitte Ederer(6)	9,879	570,018	8,666	500,028	18,545	1,070,046	3,666	285,068
Klaus Helmrich(5)	4,940	285,038	4,333	250,014	9,273	535,052	—	—
Joe Kaeser	9,879	570,018	8,666	500,028	18,545	1,070,046	14,661	1,140,039
Barbara Kux	9,879	570,018	8,666	500,028	18,545	1,070,046	14,661	1,140,039
Prof. Dr. Hermann Requardt	9,879	570,018	8,666	500,028	18,545	1,070,046	14,661	1,140,039
Prof. Dr. Siegfried Russwurm	9,879	570,018	8,666	500,028	18,545	1,070,046	14,661	1,140,039
Peter Y. Solmssen(7)	9,879	570,018	8,666	500,028	18,545	1,070,046	14,661	1,140,039
Dr. Michael Süß(5)	4,940	285,038	4,333	250,014	9,273	535,052	—	—

Former members of the Managing Board
Wolfgang Dehen(8)	4,940	285,038	4,333	250,014	9,273	535,052	14,661	1,140,039
Dr. Heinrich Hiesinger(9)	—	—	—	—	—	—	—	—

Total	103,731	5,985,277	90,992	5,250,237	194,723	11,235,514	128,284	9,975,362

	Other compensation(3)		Total
(Continued)	2011	2010	2011	2010
	(Amounts in number of units or €)
Managing Board members serving as of September 30, 2011
Peter Löscher	29,594	67,360	8,652,226	8,982,042
Dr. Roland Busch(5)	88,726	—	1,962,000	—
Brigitte Ederer(6)	54,651	10,372	3,801,141	884,748
Klaus Helmrich(5)	35,318	—	1,908,592	—
Joe Kaeser	72,411	66,587	3,818,901	3,563,856
Barbara Kux	168,176	462,073	3,914,666	3,959,342
Prof. Dr. Hermann Requardt	62,565	58,947	3,809,055	3,556,216
Prof. Dr. Siegfried Russwurm	41,303	52,607	3,787,793	3,549,876
Peter Y. Solmssen(7)	64,720	314,012	3,811,210	3,811,281
Dr. Michael Süß(5)	13,751	—	1,887,025	—

Former members of the Managing Board
Wolfgang Dehen(8)	25,046	49,984	1,898,320	3,547,253
Dr. Heinrich Hiesinger(9)	—	35,942	—	2,393,172

Total	656,261	1,117,884	39,250,929	34,247,786

(1)	Because of the revisions of the compensation system for the Managing Board as of October 1, 2010, 50% of the variable compensation (bonus) for fiscal 2011 was paid for the first time in the form of non-forfeitable Bonus Awards of stock; the bonus for fiscal 2010 was paid entirely in cash. Additionally, in the course of the revisions of the compensation system, other target parameters were set for long-term stock-based compensation (Stock Awards); see above for details.

(2)	The expenses recognized for stock-based compensation (Stock Awards and Bonus Awards) and for the Share Matching Plan for members of the Managing Board in accordance with IFRS in fiscal 2011 and 2010 amounted to €15,193,559 and €8,266,027, respectively. The following amounts pertained to the members of the Managing Board in fiscal 2011: Peter Löscher €4,042,438 (2010: €1,930,604), Dr. Roland Busch €285,356 (2010: €0), Wolfgang Dehen €1,328,251 (2010: €734,877), Brigitte Ederer €766,761 (2010: €0), Klaus Helmrich €285,356 (2010: €0), Joe Kaeser €1,770,429 (2010: €1,011,350), Barbara Kux €1,290,005 (2010: €276,178), Prof. Dr. Hermann Requardt €1,741,299 (2010: €975,639), Prof. Dr. Siegfried Russwurm €1,701,676 (2010: €741,426), Peter Y. Solmssen €1,696,632 (2010: €680,793) and Dr. Michael Süß €285,356 (2010: €0). An amount of €0 (2010: €974,015) pertained to Dr. Heinrich Hiesinger, who resigned from the Managing Board with effect at the close of September 30, 2010.

(3)	Other compensation includes non-cash benefits arising, for example, from the provision of Company cars in the amount of €212,641 (2010: €185,338), subsidized insurance in the amount of €72,964 (2010: €71,904) and reimbursement of legal and/or tax advice fees, accommodation and moving expenses, as well as costs connected with preventive medical examinations, in the amount of €370,656 (2010: €860,642).

(4)	The monetary value reflects the target attainment of 100%. For the individual members of the Managing Board, the respective fair value of these Stock Awards at the date of commitment is as follows: Peter Löscher €1,336,014, Dr. Roland Busch €267,215, Brigitte Ederer €534,430, Klaus Helmrich €267,215, Joe Kaeser €534,430, Barbara Kux €534,430, Prof. Dr. Hermann Requardt €534,430, Prof. Dr. Siegfried Russwurm €534,430, Peter Y. Solmssen €534,430, Dr. Michael Süß €267,215, Wolfgang Dehen €267,215.

(5)	Dr. Roland Busch, Klaus Helmrich and Dr. Michael Süß were elected full members of the Managing Board effective April 1, 2011.

(6)	Brigitte Ederer was elected a full member of the Managing Board effective July 1, 2010.

(7)	Siemens AG will reimburse Peter Y. Solmssen for relocation expenses incurred by him upon termination of his membership on the Managing Board.

(8)	Wolfgang Dehen resigned from the Managing Board effective March 31, 2011.

(9)	Dr. Heinrich Hiesinger resigned from the Managing Board effective September 30, 2010.

Pension benefit commitments—The amount of the contributions to the BSAV is determined annually by the Supervisory Board. The contributions under the BSAV are added to the personal pension account each January following the close of the fiscal year, with value date on January 1. Until the beneficiary’s time of retirement, the pension account is credited with an annual interest payment (guaranteed interest) on January 1 of each year.

For fiscal 2011, the members of the Managing Board were granted contributions under the BSAV totaling €5.2 million (2010: €4.3 million), based on a resolution of the Supervisory Board dated November 9, 2011. Of this amount, €0.1 million (2010: €0.1 million) relates to funding of pension commitments earned prior to transfer to the BSAV and the remaining €5.1 million (2010: €4.2 million) to contributions granted under the BSAV.

The following table shows, among other things, individualized details of the contributions (additions) under the BSAV attributable to the members of the Managing Board for fiscal 2011.

Defined Contribution Benefit Plan (BSAV)(1)	Balance of BSAV account at(2) September 30,		Total contributions for fiscal		Of which funding of pension commitments earned prior to transfer to BSAV		Of which, contributions to BSAV account
	2011	2010	2011	2010	2011	2010	2011	2010
	(Amounts in €)
Managing Board members serving as of September 30, 2011
Peter Löscher	12,822,252	11,444,745	1,120,000	1,120,000	—	—	1,120,000	1,120,000
Dr. Roland Busch(3)	361,138	246,908	252,000	—	6,162	—	245,838	—
Brigitte Ederer(4)	109,200	—	504,000	109,200	—	—	504,000	109,200
Klaus Helmrich(3)	542,875	379,120	252,000	—	4,887	—	247,113	—
Joe Kaeser	2,302,379	1,848,093	504,000	436,800	24,097	24,097	479,903	412,703
Barbara Kux	1,193,859	740,400	504,000	436,800	—	—	504,000	436,800
Prof. Dr. Hermann Requardt	2,234,757	1,785,597	504,000	436,800	27,816	27,816	476,184	408,984
Prof. Dr. Siegfried Russwurm	1,514,528	1,066,482	504,000	436,800	12,750	12,750	491,250	424,050
Peter Y. Solmssen	12,336,740	11,638,083	504,000	436,800	—	—	504,000	436,800
Dr. Michael Süß(3)	885,986	631,771	252,000	—	—	—	252,000	—
Former members of the Managing Board
Wolfgang Dehen(5)	1,618,665	1,188,777	252,000	436,800	16,830	33,660	235,170	403,140
Dr. Heinrich Hiesinger(6)	1,947,176	1,507,773	—	436,800	—	31,322	—	405,478

Total	37,869,555	32,477,749	5,152,000	4,286,800	92,542	129,645	5,059,458	4,157,155

(1)	The expenses recognized in accordance with IFRS in fiscal 2011 for fiscal 2011 entitlements of members of the Managing Board under the Siemens Defined Contribution Benefit Plan (BSAV) came to €6,748,662 (2010: €6,459,046). The following amounts pertained to the members of the Managing Board in fiscal 2011: Peter Löscher €2,024,285 (2010: €1,920,692), Dr. Roland Busch €59,315 (2010: €0), Brigitte Ederer €485,154 (2010: €0), Klaus Helmrich €85,758 (2010: €0), Joe Kaeser €601,111 (2010: €569,568), Barbara Kux €549,741 (2010: €515,379), Prof. Dr. Hermann Requardt €590,941 (2010: €559,856), Prof. Dr. Siegfried Russwurm €567,035 (2010: €536,762), Peter Y. Solmssen €1,364,049 (2010: €1,294,836), Dr. Michael Süß €147,792 (2010: €0), Wolfgang Dehen €273,481 (2010: €517,823), and Dr. Heinrich Hiesinger €0 (2010: €544,130).

(2)	In each case, including the additions in January 2011, but without reflecting minimum interest of currently 2.25% accrued in the meantime.

(3)	Dr. Roland Busch, Klaus Helmrich and Dr. Michael Süß were elected full members of the Managing Board effective April 1, 2011.

(4)	Brigitte Ederer was elected a full member of the Managing Board effective July 1, 2010.

(5)	Wolfgang Dehen resigned from the Managing Board effective March 31, 2011.

(6)	Dr. Heinrich Hiesinger resigned from the Managing Board effective September 30, 2010.

The defined benefit obligation (DBO) of all pension commitments to members of the Managing Board as of September 30, 2011, amounted to €47.0 million (2010: €44.6 million), which amount is included in Item 18: Financial Statements—Notes to Consolidated Financial Statements.

Former members of the Managing Board and their surviving dependents received emoluments within the meaning of Section 314 (1), No. 6 b of the German Commercial Code (HGB) totaling €15.0 million (2010: €13.7 million) in fiscal 2011, but no Stock Awards (2010: 14,661 Stock Awards with a total fair value of €1.1 million).

The defined benefit obligation (DBO) of all pension commitments to former members of the Managing Board and their survivors as of September 30, 2011, amounted to €161.9 million (2010: €175.7 million). This amount is included in Item 18: Financial Statements—Notes to Consolidated Financial Statements.

Other—No loans from the Company are provided to members of the Managing Board.

Additional information on stock-based compensation instruments in fiscal 2011

This section provides information concerning the Stock Awards and stock options held by members of the Managing Board that were components of stock-based compensation in fiscal 2011 and prior years, and also about the Managing Board members’ entitlements to matching shares under the Siemens Share Matching Plan.

Stock Awards—The following table shows the changes in the Stock Awards held by Managing Board members in fiscal 2011:

	Balance at beginning of fiscal 2011		Granted during fiscal year		Vested during fiscal year		Forfeited during fiscal year		Balance at end of fiscal 2011(1)
Stock Awards	Awards	Weighted average fair value at grant date	Awards	Weighted average fair value at grant date	Awards	Weighted average fair value at grant date	Awards	Weighted average fair value at grant date	Awards	Weighted average fair value at grant date
	(Amounts in number of units or €)
Managing Board members serving as of September 30, 2011
Peter Löscher	117,739	50.96	36,652	77.76	10,211	97.94	—	—	144,180	54.45
Dr. Roland Busch(2)	6,195	50.84	2,829	77.76	982	67.70	—	—	8,042	58.25
Brigitte Ederer(3)	8,760	53.49	5,364	77.76	1,702	80.03	—	—	12,422	60.33
Klaus Helmrich(2)	9,532	54.03	3,858	77.76	1,574	82.42	—	—	11,816	57.99
Joe Kaeser	55,102	55.35	14,661	77.76	12,090	86.85	—	—	57,673	54.45
Barbara Kux	14,394	60.79	14,661	77.76	—	—	—	—	29,055	69.35
Prof. Dr. Hermann Requardt	53,625	55.01	14,661	77.76	10,613	89.52	—	—	57,673	54.45
Prof. Dr. Siegfried Russwurm	45,478	48.46	14,661	77.76	2,466	82.72	—	—	57,673	54.45
Peter Y. Solmssen	43,012	46.50	14,661	77.76	—	—	—	—	57,673	54.45
Dr. Michael Süß(2)	22,252	63.78	5,510	77.76	7,327	97.94	—	—	20,435	55.31
Former member of the Managing Board
Wolfgang Dehen(4)	45,648	47.72	14,661	77.76	2,636	67.70	—	—	57,673	54.45

Total	421,737	52.11	142,179	77.76	49,601	89.37	—	—	514,315	55.61

(1)	Amounts do not include stock awards (Bonus Awards and Stock Awards) granted in November 2011 for fiscal 2011. For details see above. However, these amounts may include Stock Awards received as compensation by the Managing Board member before joining the Managing Board.

(2)	Dr. Roland Busch, Klaus Helmrich and Dr. Michael Süß were elected full members of the Managing Board effective April 1, 2011.

(3)	Brigitte Ederer was elected a full member of the Managing Board effective July 1, 2010. The figures include Stock Awards granted to Brigitte Ederer in November 2010 for her work as CEO of Siemens Austria in fiscal 2010.

(4)	Wolfgang Dehen resigned from the Managing Board effective March 31, 2011.

Stock options—Stock options were issued for fiscal years 1999 through 2005 under the terms and conditions of the 1999 and 2001 Siemens Stock Option Plans approved by the Annual Shareholders’ Meetings of Siemens AG on February 18, 1999, and February 22, 2001 (for additional information on the Siemens Stock Option Plans see Item 18: Financial Statements—Notes to Consolidated Financial Statements). At the beginning of fiscal 2011, the members of the Managing Board held a total of 27,585 outstanding stock options, with a strike price of €74.59. Of this total, 11,495 options pertained to Joe Kaeser and 16,090 options pertained to Prof. Dr. Hermann Requardt. Joe Kaeser exercised 11,495 options on November 16, 2010, at a share price of €84.56; the strike price of these options was €74.59. Prof. Dr. Hermann Requardt exercised 16,090 options on November 15, 2010, at a share price of €85.19; the strike price of these options was €74.59. No stock options lapsed in fiscal 2011 and no new options were granted to members of the Managing Board. No members of the Managing Board held stock options as of September 30, 2011.

Shares from the Share Matching Plan—In fiscal 2011, the members of the Managing Board were entitled for the last time to participate in the Siemens Share Matching Plan, and under the plan were entitled to invest up to 50% of the annual gross amount of their variable cash compensation component (bonus) determined for fiscal 2010 in Siemens shares. After expiration of a vesting period of approximately three years, plan participants will receive one free matching share of Siemens stock for every three Siemens shares acquired and continuously held under the plan, provided the participants were employed without interruption at Siemens AG or a Siemens company until the end of the vesting period. The following table shows the development of the matching share entitlements of the individual members of the Managing Board in fiscal 2011 and the applicable fair values.

			Entitlement to matching shares under the Share Matching Plan(1)
	Balance at beginning of fiscal 2011		Acquired during the fiscal year		Due during the fiscal year		Forfeited during the fiscal year		Balance at end of fiscal 2011(1)(2)
	Entitlement to matching shares	Weighted average fair value at acquisition date	Entitlement to matching shares	Weighted average fair value at acquisition date	Entitlement to matching shares	Weighted average fair value at acquisition date	Entitlement to matching shares	Weighted average fair value at acquisition date	Entitlement to matching shares	Weighted average fair value at acquisition date
	(Amounts in number of units or €)
Managing Board members serving as of September 30, 2011
Peter Löscher	—	—	—	—	—	—	—	—	—	—
Dr. Roland Busch(3)	868	23.30	—	—	—	—	—	—	868	23.30
Brigitte Ederer(4)	560	21.34	—	—	—	—	—	—	560	21.34
Klaus Helmrich(3)	1,128	21.34	3	66.13	—	—	—	—	1,131	21.44
Joe Kaeser	5,445	28.89	2,216	66.13	—	—	—	—	7,661	39.66
Barbara Kux	698	47.18	—	—	—	—	—	—	698	47.18
Prof. Dr. Hermann Requardt	4,255	27.58	1,386	66.13	—	—	—	—	5,641	37.05
Prof. Dr. Siegfried Russwurm	5,459	23.86	—	—	—	—	—	—	5,459	23.86
Peter Y. Solmssen	6,051	21.34	—	—	—	—	—	—	6,051	21.34
Dr. Michael Süß(3)	—	—	—	—	—	—	—	—	—	—
Former member of the Managing Board
Wolfgang Dehen(5)	5,845	28.88	—	—	—	—	—	—	5,845	28.88

Total	30,309	26.13	3,605	66.13	—	—	—	—	33,914	30.38

(1)	Amounts may include entitlements acquired before the member joined the Managing Board.

(2)	The entitlements of the Managing Board members in fiscal 2011 had the following fair values: Peter Löscher €0 (2010: €0), Dr. Roland Busch €21,039 (2010: €21,039), Brigitte Ederer €11,958 (2010: €11,958), Klaus Helmrich €25,059 (2010: €24,532), Joe Kaeser €305,003 (2010: €158,102), Barbara Kux €33,282 (2010: €33,282), Prof. Dr. Hermann Requardt €210,169 (2010: €118,158), Prof. Dr. Siegfried Russwurm €131,068 (2010: €131,068), Peter Y. Solmssen €129,588 (2010: €129,588), Dr. Michael Süß €0 (2010: €0), Wolfgang Dehen €169,623 (2010: €169,623). The above fair values also take into account that the shares were acquired under the Share Matching Plan at the lowest share price on November 14, 2008, and that a Company subsidy was provided under the Base Share Program.

(3)	Dr. Roland Busch, Klaus Helmrich and Dr. Michael Süß were elected full members of the Managing Board effective April 1, 2011.

(4)	Brigitte Ederer was elected a full member of the Managing Board effective July 1, 2010.

(5)	Wolfgang Dehen resigned from the Managing Board effective March 31, 2011.

Share Ownership Guidelines—The Siemens Share Ownership Guidelines require the members of the Managing Board to hold Siemens shares worth a multiple of their average base compensation over the past four years (300% for the President and CEO, 200% for the other members of the Managing Board) for the duration of their term of office on the Managing Board. The deadlines for submitting first-time proof of compliance with this obligation vary from member to member. The first such deadline is March 9, 2012. The following table shows the number of Siemens shares held and the number of non-forfeitable Bonus Awards received for fiscal 2011 by the individual members of the Managing Board in view of the Share Ownership Guidelines:

	No. of shares(1)	Bonus Awards 2011	Obligations under Share Ownership Guidelines
			Required number of shares(2)	Required value(3)	Due date for initial measurement of adherence
	(Amounts in number of units or €)
Managing Board members serving as of September 30, 2011
Peter Löscher	110,211	34,208	81,205	5,961,250	3/9/2012
Dr. Roland Busch(4)	7,398	7,697	24,520	1,800,000	3/11/2016
Brigitte Ederer(5)	8,432	15,394	24,520	1,800,000	3/13/2015
Klaus Helmrich(4)	7,671	7,697	24,520	1,800,000	3/11/2016
Joe Kaeser	49,240	15,394	22,409	1,645,000	3/9/2012
Barbara Kux	6,237	15,394	23,226	1,705,000	3/8/2013
Prof. Dr. Hermann Requardt	40,648	15,394	22,409	1,645,000	3/9/2012
Prof. Dr. Siegfried Russwurm	34,400	15,394	22,409	1,645,000	3/9/2012
Peter Y. Solmssen	44,826	15,394	22,409	1,645,000	3/9/2012
Dr. Michael Süß(4)	8,884	7,697	24,520	1,800,000	3/11/2016

Total	317,947	149,663	292,147	21,446,250

(1)	As per November 14, 2011 (transfer date for Stock Awards 2008)

(2)	On the basis of the closing price of Siemens stock in Xetra trading on November 14, 2011 (€73.41)

(3)	The amount of the obligation is based on a member’s average base compensation for each of the four years prior to the review of his or her achievement of the targets defined by the Share Ownership Guidelines.

(4)	Dr. Roland Busch, Klaus Helmrich and Dr. Michael Süß were elected full members of the Managing Board effective April 1, 2011.

(5)	Brigitte Ederer was elected a full member of the Managing Board effective July 1, 2010.

REMUNERATION OF MEMBERS OF THE SUPERVISORY BOARD

The current remuneration policies for the Supervisory Board were authorized at the Annual Shareholders’ Meeting held on January 25, 2011. Details are set out in section 17 of the Articles of Association of Siemens AG. By way of exception to a recommendation of the German Corporate Governance Code, the Supervisory Board remuneration is organized in the form of purely fixed remuneration. The remuneration of the members of the Supervisory Board is commensurate with compensation paid by companies of comparable size and reflects the responsibilities and scope of work of the Supervisory Board members. The Chairman and deputy chairmen of the Supervisory Board, as well as the Chairmen and members of the Audit Committee and the Chairman’s Committee, and—to a lesser extent—the Compliance Committee and the Finance and Investment Committee, receive additional compensation.

According to current rules, members of the Supervisory Board receive an annual base compensation of €140,000; the Chairman of the Supervisory Board receives a base compensation of €280,000, and each of the deputy chairmen receives €220,000.

The members of the Supervisory Board committees receive the following additional fixed compensation for their work on those committees: The Chairman of the Audit Committee receives €160,000, and each of the other members receives €80,000; the Chairman of the Chairman’s Committee receives €120,000, and each of the other members receives €80,000; the Chairman of the Finance and Investment Committee receives €80,000, and each of the other members receives €40,000; the Chairman of the Compliance Committee receives €80,000, and each of the other members receives €40,000. However, no additional compensation is paid for work on the Compliance Committee if a member of that committee is already entitled to compensation for work on the Audit Committee.

	2011				2010
	Base compensation	Additional compensation for committee work(1)	Total		Fixed compensation	Short-term variable compensation	Long-term variable compensation	Total
	(Amounts in €)
Supervisory Board members serving as of September 30, 2011
Dr. Gerhard Cromme	280,000	280,000	560,000		200,000	206,400	81,000	487,400
Berthold Huber(2)	210,833	76,667	287,500		100,000	103,200	40,500	243,700
Dr. Josef Ackermann	210,833	76,667	287,500		100,000	103,200	40,500	243,700
Lothar Adler(2)	140,000	160,000	300,000		100,000	103,200	40,500	243,700
Jean-Louis Beffa	140,000	40,000	180,000		62,500	64,500	25,313	152,313
Gerd von Brandenstein	134,167	38,333	172,500		62,500	64,500	25,313	152,313
Michael Diekmann	134,167	—	134,167		47,222	48,733	19,125	115,080
Dr. Hans Michael Gaul	140,000	160,000	300,000		112,500	116,100	45,563	274,163
Prof. Dr. Peter Gruss	128,333	—	128,333		47,222	48,733	19,125	115,080
Bettina Haller(2)	140,000	80,000	220,000		87,500	90,300	35,438	213,238
Hans-Jürgen Hartung(2)	140,000	—	140,000		50,000	51,600	20,250	121,850
Harald Kern(2)	140,000	—	140,000		50,000	51,600	20,250	121,850
Dr. Nicola Leibinger-Kammüller	128,333	—	128,333		47,222	48,733	19,125	115,080
Werner Mönius(2)	140,000	40,000	180,000		62,500	64,500	25,313	152,313
Håkan Samuelsson	128,333	36,667	165,000		62,500	64,500	25,313	152,313
Dieter Scheitor(2)	140,000	120,000	260,000		87,500	90,300	35,438	213,238
Dr. Rainer Sieg	140,000	—	140,000		50,000	51,600	20,250	121,850
Birgit Steinborn(2)	140,000	120,000	260,000		87,500	90,300	35,438	213,238
Lord Iain Vallance of Tummel	140,000	80,000	220,000		87,500	90,300	35,438	213,238
Sibylle Wankel(2)	140,000	40,000	180,000		62,500	64,500	25,313	152,313

Total	3,034,999	1,348,334	4,383,333	(3)	1,566,666	1,616,799	634,505	3,817,970	(3)

(1)	Dr. Gerhard Cromme as Chairman of the Supervisory Board and of the Chairman’s Committee, the Compliance Committee, and the Finance and Investment Committee, as well as a member of the Audit Committee; Berthold Huber as Deputy Chairman of the Supervisory Board and member of the Chairman’s Committee; Dr. Josef Ackermann as Deputy Chairman of the Supervisory Board and member of the Chairman’s Committee; Lothar Adler as member of the Chairman’s Committee, the Compliance Committee, and the Finance and Investment Committee; Jean-Louis Beffa as member of the Finance and Investment Committee; Gerd von Brandenstein as member of the Finance and Investment Committee; Dr. Hans Michael Gaul as Chairman of the Audit Committee and member of the Compliance Committee; Bettina Haller as member of the Audit Committee and the Compliance Committee; Werner Mönius as member of the Finance and Investment Committee; Håkan Samuelsson as member of the Finance and Investment Committee; Dieter Scheitor as member of the Audit Committee and the Finance and Investment Committee; Birgit Steinborn as member of the Audit Committee and the Finance and Investment Committee; Lord Iain Vallance of Tummel as member of the Audit Committee and the Compliance Committee; and Sibylle Wankel as member of the Compliance Committee, each receive an additional fixed compensation for their committee work.

(2)	Both the employee representatives on the Supervisory Board who represent the employees pursuant to section 3 (1) No. 1 of the German Codetermination Act (Mitbestimungsgesetz, MitbestG) and the representatives of the trade unions on the Supervisory Board declared their readiness to transfer their compensation to the Hans Boeckler Foundation, in accordance with the guidelines of the Confederation of German Trade Unions (DGB).

(3)	In addition, the members of the Supervisory Board are entitled to receive a meeting attendance fee of €1,500 (2010: €1,000) for each meeting of the Supervisory Board and its committees that they attend. In fiscal 2011, Dr. Gerhard Cromme received meeting fees of €46,500 (2010: €26,000), Lothar Adler, €34,500 (2010: €20,000), Dr. Hans Michael Gaul, €30,000 (2010: €17,000), Bettina Haller, €30,000 (2010: €17,000), Dieter Scheitor, €30,000 (2010: €14,000), Birgit Steinborn, €30,000 (2010: 14,000), Lord Iain Vallance of Tummel, €28,500 (2010: €17,000), Dr. Josef Ackermann, €19,500 (2010: €13,000), Berthold Huber, €19,500 (2010: €12,000), Werner Mönius, €18,000 (2010: €8,000), Sibylle Wankel, €18,000 (2010: €11,000), Jean-Louis Beffa, €16,500 (2010: €8,000), Gerd von Brandenstein, €16,500 (2010: 8,000), Håkan Samuelsson, €13,500 (2010: €8,000), Hans-Jürgen Hartung, €12,000 (2010: €6,000), Harald Kern, €12,000 (2010: €6,000), Dr. Rainer Sieg, €12,000 (2010: €6,000), Michael Diekmann, €10,500 (2010: €5,000), Prof. Dr. Peter Gruss, €9,000 (2010: €5,000) and Dr. Nicola Leibinger-Kammüller, €9,000 (2010: €5,000).

If a Supervisory Board member does not attend a meeting of the Supervisory Board, one third of the aggregate compensation due to that member is reduced by the percentage of Supervisory Board meetings not attended by the member in relation to the total number of Supervisory Board meetings held during the fiscal year.

In addition, the members of the Supervisory Board are entitled to receive a meeting attendance fee of €1,500 for each meeting of the Supervisory Board and its committees that they attend.

The members of the Supervisory Board are reimbursed for out-of-pocket expenses incurred in connection with their duties and for any value-added tax to be paid on their remuneration. For the performance of his duties, the Chairman of the Supervisory Board is furthermore entitled to an office with secretarial support and use of the Siemens carpool service.

No loans from the Company are provided to members of the Supervisory Board.

OTHER

The Company provides a group insurance policy for board and committee members and certain employees of the Siemens organization that is taken out for one year and renewed annually. The insurance covers the personal liability of the insured in the case of a financial loss associated with employment functions. The insurance policy for fiscal 2011 includes a deductible for the members of the Managing Board and the Supervisory Board in compliance with the requirements of the German Stock Corporation Act and the German Corporate Governance Code.

STOCK-BASED COMPENSATION

STOCK OPTION PLAN

We had a stock option plan, the 2001 Stock Option Plan under which options were granted to members of our Managing Board, members of senior management of Siemens AG and of our domestic and foreign subsidiaries, and other eligible employees. The authority to distribute options under this plan expired on December 13, 2006. Accordingly, no options were issued during fiscal 2012, 2011 and 2010. The last outstanding options under this plan expired on November 18, 2010. For additional information, see Item 18: Financial Statements—Notes to Consolidated Financial Statements.

STOCK AWARDS

In November 2004, we introduced Stock Awards as another means of providing stock-based compensation to our Managing Board, members of senior management of Siemens AG and of our domestic and foreign subsidiaries, and other eligible employees. Stock awards are commitments to issue or transfer shares of Siemens AG to the grantee. Generally, each Stock Award is subject to a vesting period of four years; Stock Awards granted between October 1, 2007 and September 30, 2011, however, are subject to a shorter vesting period of three years. Upon expiration of the vesting period, the grantee receives a corresponding number of shares of Siemens AG without additional payment.

Stock Awards cannot be transferred, sold, pledged or otherwise encumbered. They can be inherited only by spouses or—in the absence of a spouse—by children of the grantee. Stock Awards are not entitled to dividends paid during the vesting period.

Until the end of fiscal 2010, the Supervisory Board decided annually after the end of each fiscal year at its discretion how many Stock Awards to grant to members of the Managing Board. Starting with fiscal 2011, the Supervisory Board established mandatory rules for the grant of Stock Awards, rendering this remuneration component fully performance-related. Further, under the revised remuneration system, half of the variable compensation component (bonus) for members of the Managing Board is settled in the form of non-forfeitable stock awards (Bonus Awards). Contingent on target attainment measured after the end of each fiscal year, the Supervisory Board decides on the number of Bonus and Stock Awards to be granted to each member of the Managing Board. For further details, including the applicable target system, the number of Bonus and Stock Awards granted to the individual members of our Managing Board and the Bonus and Stock Awards’ respective fair values, see Compensation report.

The Managing Board decides annually how many Stock Awards to grant to members of senior management of Siemens AG and our domestic and foreign subsidiaries, and other eligible employees. As a rule, Stock Awards may be granted only once a year within 30 days after publication of Siemens annual results, and, starting with fiscal 2012, the grant of these Stock Awards is fully performance-related. One portion of the Stock Awards granted will depend on the degree to which an earnings-per-share target is attained, determined on the basis of the average basic earnings per share for the past three years preceding the grant. After the end of each fiscal year, the Managing Board will determine the degree of target attainment with binding effect. The other portion of the Stock Awards granted will depend on the performance of the share price of Siemens during the vesting period in comparison to the performance of the share prices of certain Siemens competitors. In addition, special grants of Stock Awards may be made on the basis of individual decisions of the Managing Board.

In November 2011, the Company decided to award a total of 2,407,834 Stock Awards with a commitment date of November 11, 2011 of which 352,083 Stock Awards were awarded to members of our Managing Board and 2,055,751 Stock Awards were awarded to members of senior management of Siemens AG and of domestic and foreign subsidiaries, and other eligible employees of the Company.

The monetary value of the Stock Awards is recorded at the market price of the Siemens share on the commitment date less the present value of dividends expected during the vesting period, considering market conditions (if applicable). The following table sets forth information relating to the Stock Awards awarded during fiscal 2012, 2011 and 2010:

	2012	2011	2010
Number of Stock Awards	2,407,834	1,372,306	1,361,586
Monetary value per Stock Award	€59.41	€77.76	€60.79
Total monetary value of Stock Awards	€143.1 million	€106.7 million	€82.8 million

Stock Awards may be settled in newly issued shares of common stock of Siemens AG from authorized capital which may be reserved for this purpose, in treasury stock or in cash. The settlement method will be determined subsequently by the Managing Board and the Supervisory Board.

SHARE MATCHING PLAN

Since fiscal year 2009, the members of the Managing Board as well as certain members of senior management of Siemens AG and of our domestic and foreign subsidiaries, and other eligible employees of the Siemens group (the “Plan Participants”) may also participate in a Share Matching Plan (the “Plan”). In fiscal 2011, members of the Managing Board were for the last time permitted to invest a specified amount of their bonus payout relating to fiscal 2010 in Siemens shares under the Plan.

After expiration of a three-year vesting period, each Plan Participant is entitled to receive, without further payment, one matching share of Siemens stock for every three Siemens shares acquired and continuously held under the Plan. In December 2010, the members of the Managing Board acquired a total amount of 10,813 shares of Siemens stock under the Plan and, accordingly, are entitled to receive a total amount of 3,604 matching shares upon expiration of the three-year vesting period, provided that the shares are continuously held for the duration of the vesting period. Furthermore, in December 2010, all Plan Participants other than the members of the Managing Board acquired a total amount of 1,728,723 shares of Siemens stock under the Plan and, accordingly, are entitled to receive a total amount of 576,241 matching shares upon expiration of the three-year vesting period, provided that the shares were continuously held, for the duration of the vesting period. For further details, including the number of matching share entitlements of the individual members of our Managing Board under the Plan, see Item 6: Directors, senior management and employees—Compensation report.

SHARE OWNERSHIP

As of October 13, 2011, the current Managing Board members held a total of 441,061 Siemens shares as well as stock options and stock awards on Siemens shares (exercisable within sixty days), representing less than 0.05% of the capital stock of Siemens AG. As of the same day, the current members of the Supervisory Board held a total of 6,686 Siemens shares as well as stock options and stock awards on Siemens shares (exercisable within sixty days), representing less than 0.01% of the capital stock of Siemens AG. These figures do not include 11,715,342 shares, or 1.28% of the capital stock, over which the von Siemens-Vermögensverwaltung GmbH (vSV), a German limited liability company, has voting control under powers of attorney based on an agreement between—among others—members of the Siemens family, including Mr. Gerd von Brandenstein, and vSV. These shares are voted together by vSV based on proposals by a committee representing members of the Siemens family. Mr. Gerd von Brandenstein is the current chairman of the executive committee and has a deciding vote in case of a deadlock. The vSV is described in more detail under Item 7: Major shareholders and related party transactions—Major shareholders.

Pursuant to Section 15a of the German Securities Trading Act (Wertpapierhandelsgesetz), members of the Managing and Supervisory Boards are required to disclose purchases or sales of shares of Siemens AG or financial instruments based on such shares if the total amount of transactions of a board member and any closely associated person is at least €5,000 during any calendar year. Any transactions reported to Siemens AG in accordance with this requirement were duly published and can be found on the Company’s internet website at www.siemens.com/directors-dealings. For more information on this disclosure requirement, see Item 10: Additional Information—Articles of Association and relevant provisions of German law—Disclosure requirement.

ITEM 7:	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

The von Siemens Vermögensverwaltung GmbH (vSV) is a German limited liability company and party to an agreement with, among others, members of the Siemens family (family agreement). In order to bundle and represent their interests, the family established a family partnership. The vSV holds, on a sustained basis, powers of attorney allowing it to vote for approximately 1.25% of our outstanding shares on behalf of members of the Siemens family. The family partnership or one of its committees makes proposals to the vSV with respect to the exercise of voting rights at Shareholders’s Meetings of the Company, which are taken into account by the vSV when acting within the bounds of its professional discretion. One of these committees is the executive committee, which is currently chaired by Mr. Gerd von Brandenstein, who is also a member of our Supervisory Board; he has a casting vote in the committee in case of a deadlock.

The Werner Siemens Stiftung Zug, Switzerland, a family-sponsored foundation, has notified us that as of January 2, 2008, it held 27,739,285 shares, or 3.03% of our common shares, thus exceeding the 3% reporting threshold set forth in the German Securities Trading Act (Wertpapierhandelsgesetz). We have received no further notification since that date.

BlackRock, Inc., New York, USA, has notified us that as of August 17, 2011, it held, directly or indirectly, 45,775,458 shares, or 5.01% of our common shares. We have received no further notification since that date. In previous correspondence, BlackRock, Inc., New York, USA, had notified us that as of December 1, 2009, it held, directly or indirectly, 35,834,651 shares, or 3.92% of our common shares.

To our knowledge and based on public filings, there is no other single person that may be considered a beneficial owner of 5% or more of our outstanding shares. However, there are entities, mostly banks or other financial institutions, which according to information they provided to us at various points over the last three fiscal years reached, exceeded or fell below the reporting threshold set forth in the German Securities Trading Act. Such information has been made publicly available.

As of September 30, 2011, we held 39,952,074 shares, or 4.37% of our common shares, which we had repurchased and held as treasury shares. For further information on share repurchases, see Item 10: Additional Information—Articles of Association and relevant provisions of German law—Repurchase of our own shares and Item 16E: Purchases of equity securities by the issuer and affiliated purchasers. For further information on shares held in treasury, see Item 18: Financial Statements—Notes to Consolidated Financial Statements.

Based on our share register, we had 739,474 shareholders of record as of September 30, 2011, and U.S. record holders held approximately 15.41% of our common shares at that date. In addition, the records of the depositary under our ADR Program, JPMorgan, show that there were 431 registered holders of our American Depositary Shares (ADSs) at that date. In August 2011, we commissioned an analysis of our shareholder structure, which showed that shareholders in the U.S. held roughly 18% of our share capital as of August 31, 2011.

RELATED PARTY TRANSACTIONS

As reflected in the information in the tables above under Item 6: Directors, senior management and employees—Management—Supervisory Board and —Managing Board, some of our board members hold, or in the last year have held, positions of significant responsibility with other entities. We have relationships with almost all of these entities in the ordinary course of our business whereby we buy and sell a wide variety of products and services on arm’s length terms. Dr. Josef Ackermann is the Chairman of the Management Board of Deutsche Bank AG. Our transactions with Deutsche Bank Group are conducted on arm’s length basis and include securities underwriting, other investment banking services, and credit, money market and foreign exchange business as well as transaction banking services. Michael Diekmann is the Chairman of the Board of Management of Allianz SE. Our transactions with Allianz Group are conducted on arm’s length basis and include insurance business and asset management.

During the last fiscal year, there were no loans outstanding to members of our management.

A company that is owned by the brother of one of the employee representatives on Siemens’ Supervisory Board provided commercial interior planning and decorating services to Siemens for compensation of approximately €134,000 in fiscal 2011.

We have relationships with many joint ventures and associates in the ordinary course of business whereby we buy and sell a wide variety of products and services generally on arm’s length terms. For information regarding our subsidiaries, joint ventures and associated companies in fiscal 2011, see Item 18: Financial Statements—Notes to Consolidated Financial Statements and Item 19: Exhibits—List of subsidiaries and associated companies.

As of September 30, 2011, loans given to joint ventures and associates amounted to €158 million. As of September 30, 2010, loans given to joint ventures and associates amounted to €427 million in total including the remaining tranche of €250 million, nominal in relation to a Shareholder Loan Agreement between Siemens and NSN. In December 2010, Siemens and Nokia Corporation each converted €266 million, including the shareholder loan and deferred interest to NSN into preferred shares. In the fourth quarter of fiscal 2011, in order to strengthen NSN´s financial position, Nokia and Siemens each provided new equity of €500 million and received preferred shares in return. The increase in equity did not change the existing shareholder ratio between Siemens and Nokia Corporation.

For additional information, see Item 18: Financial Statements—Notes to Consolidated Financial Statements.

ITEM 8:	FINANCIAL INFORMATION

Information required by this Item is incorporated by reference to Item 4: Information on the Company—Legal proceedings, Item 5: Operating and financial review and prospects and Item 18: Financial Statements.

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

MARKET PRICE INFORMATION

The table below sets forth, for the calendar periods indicated, the high and low closing sales prices on the Frankfurt Stock Exchange for the common shares of Siemens as reported by the Electronic cash market trading system (Xetra). The table also shows, for the periods indicated, the closing highs and lows of the DAX, a German stock index which measures the performance of the 30 largest German companies in terms of order book volume and market capitalization, and the average daily trading volume of our common shares on Xetra. See the discussion under Item 3: Key Information—Exchange rate information, for information with respect to rates of exchange between the U.S. dollar and the euro applicable during the periods set forth below.

	Price per common share		DAX		Average daily trading volume(1)
	High	Low	High	Low
	(€)				(millions of shares)
Annual highs and lows
2006	79.77	61.37	6,611.8	5,292.1	5.313
2007	111.17	75.32	8,105.7	6,447.7	7.422
2008	107.29	35.52	7,949.1	4,127.4	7.571
2009	69.00	38.36	6,011.6	3,666.4	4.409
2010	94.78	61.67	7,078.0	5,434.3	3.777
2011(2)	99.38	64.45	7,527.6	5,072.3	3.987
Quarterly highs and lows
2009
First quarter	56.19	38.36	5,026.3	3,666.4	5.909
Second quarter	54.99	42.97	5,144.1	4,131.1	4.324
Third quarter	66.45	46.00	5,736.3	4,572.7	3.615
Fourth quarter	69.00	60.20	6,011.6	5,353.4	3.825
2010
First quarter	74.42	61.67	6,156.9	5,434.3	4.054
Second quarter	79.23	68.25	6,332.1	5,670.0	4.815
Third quarter	79.37	70.94	6,351.6	5,816.2	3.220
Fourth quarter	94.78	75.56	7,078.0	6,134.2	3.056
2011
First quarter	98.00	86.43	7,426.8	6,513.8	4.041
Second quarter	99.38	89.46	7,527.6	7,026.9	3.004
Third quarter	95.25	64.45	7,471.4	5,072.3	4.937
Fourth quarter(2)	78.19	65.67	6,346.2	5,216.7	3.876
Monthly highs and lows
2011
June	94.70	89.46	7,376.2	7,060.2	3.379
July	95.25	89.38	7,471.4	7,107.9	3.013
August	86.01	68.26	6,954.0	5,473.8	6.551
September	71.54	64.45	5,730.6	5,072.3	5.085
October	78.19	65.67	6,346.2	5,216.7	3.907
November(2)	75.73	68.00	6,133.2	5,457.8	3.838

(1)	Data from Datastream International.

(2)	Up to and including November 23, 2011.

On November 23, 2011, the closing sale price per Siemens AG common share on Xetra was €68.00 which was equivalent to $91.03 per common share, translated at the noon buying rate for euros on such date.

TRADING ON THE NEW YORK STOCK EXCHANGE

Official trading of Siemens AG ADSs on the New York Stock Exchange (NYSE) commenced on March 12, 2001. Siemens AG ADRs trade under the symbol “SI.”

The following table sets forth, for the calendar periods indicated, the high and low closing sales prices per Siemens AG ADR as reported on the NYSE Composite Tape:

	Price per ADS
	High	Low
	($)
Annual highs and lows
2006	98.76	76.66
2007	158.48	98.21
2008	157.14	44.54
2009	102.87	47.86
2010	124.70	84.80
2011(1)	145.94	86.96
Quarterly highs and lows
2009
First quarter	77.77	47.86
Second quarter	77.98	57.42
Third quarter	97.99	63.94
Fourth quarter	102.87	87.61
2010
First quarter	99.97	84.80
Second quarter	102.72	84.92
Third quarter	106.96	89.78
Fourth quarter	124.70	103.31
2011
First quarter	137.34	115.68
Second quarter	145.94	126.78
Third quarter	138.23	88.19
Fourth quarter(1)	111.29	86.96
Monthly highs and lows
2011
June	137.53	127.93
July	138.23	127.29
August	122.57	97.43
September	101.80	88.19
October	111.29	86.96
November(1)	105.37	90.88

(1)	Up to and including November 23, 2011.

On November 23, 2011, the closing sales price per Siemens AG ADS on the New York Stock Exchange as reported on the NYSE Composite Tape was $90.88.

ITEM 10:	ADDITIONAL INFORMATION

ARTICLES OF ASSOCIATION AND RELEVANT PROVISIONS OF GERMAN LAW

This section summarizes the material provisions of our Articles of Association (Satzung) and German law to the extent that they affect the rights of our shareholders. The description is only a summary and does not describe every detail of our Articles of Association or of German law.

ORGANIZATION

Siemens AG is a stock corporation incorporated in the Federal Republic of Germany under the German Stock Corporation Act (Aktiengesetz, AktG). Siemens AG is registered in the Commercial Register (Handelsregister) maintained by the local courts in Berlin Charlottenburg, Germany, under the entry number 12300, and in Munich, Germany, under the entry number 6684. Copies of our Articles of Association are publicly available from the Commercial Register in Berlin and Munich, and an English translation is on file with the Securities and Exchange Commission in the United States. You can also find them at www.siemens.com/investor/en/corporate_governance.htm.

CORPORATE GOVERNANCE

Siemens AG fully complies with the recommendations of the German Corporate Governance Code (Code) in the version of May 26, 2010, with the following single exception: The currently applicable rules for the compensation of the Supervisory Board of Siemens AG, which were resolved by the Annual Shareholders’ Meeting on January 25, 2011, and which are set forth in the Articles of Association, contain—contrary to the provisions of Section 5.4.6 para. 2 sentence 1 of the Code—no performance-related compensation components.

The Managing Board and the Supervisory Board of Siemens AG, respectively, discussed compliance with the Code’s recommendations. Based on these deliberations, the Boards approved an interim update of the Declaration of Conformity as of December 7, 2010 and the annual Declaration of Conformity as of October 1, 2011. Both documents are posted on our website. The current Declaration of Conformity is set forth below. It will continue to be updated as necessary.

Siemens voluntarily complies with the Code’s non-binding suggestions, with the following exceptions:

•

Due to the fact that the Supervisory Board compensation has been changed, so that it now consists exclusively of fixed compensation, the suggestion in Section 5.4.6 para. 2 sentence 2 of the Code, which provides that the performance-related compensation of the members of the Supervisory Board should also contain components based on the long-term performance of the enterprise, can no longer be followed.

•

In fiscal 2011, the Supervisory Board decided to appoint Roland Busch, Klaus Helmrich and Michael Süß to the Managing Board, each for a term of five years, and therefore to no longer follow the suggestion set out in Section 5.1.2 para. 2 sentence 1 of the Code, according to which the maximum possible appointment period of five years should not be the rule for first-time appointments to a Managing Board.

Our listing on the New York Stock Exchange (NYSE) subjects us to a number of provisions under U.S. securities laws (including the Sarbanes-Oxley Act (SOA)) as well as to the rules and regulations of the U.S. Securities and Exchange Commission (SEC) and the NYSE. To facilitate our compliance with the SOA, we have, among other things, a Disclosure Committee, comprising the heads of our Corporate Units. This committee is responsible for reviewing certain financial and non-financial information and advising our Managing Board in its decision-making about disclosure. We also have procedures in place that require the management of our Sectors, Divisions, Financial Services, Cross-Sector Services, Regional Clusters and certain Corporate Units, supported by certifications of management of entities under their responsibility, to certify various matters, thereby providing a basis for our CEO and CFO to certify our financial statements to the SEC. Consistent with the requirements of the SOA, we have implemented procedures for handling accounting complaints and a Code of Ethics for Financial Matters, which was last updated in 2010.

For further information about significant differences between Siemens’ corporate governance and NYSE Corporate Governance Standards, please refer to Item 16G: Corporate governance—Significant differences between Siemens’ corporate governance and NYSE Corporate Governance Standards.

Management and control structure

Supervisory Board

As a German stock corporation, Siemens AG is subject to German corporate law. It has a two-tier board structure, consisting of a Managing Board and a Supervisory Board. As required by the German Codetermination Act (Mitbestimmungsgesetz, MitbestG), the Company’s shareholders and its employees each select one half of the Supervisory Board’s members. The term of office of the current members of the Supervisory Board expires at the close of the Annual Shareholders’ Meeting in 2013.

In fiscal 2010, the Supervisory Board approved the following goals regarding its composition, pursuant to Section 5.4.1 of the Code:

•

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

•

Taking the Company’s international orientation into account, care shall also be taken to ensure that the Supervisory Board has an adequate number of members with extensive international experience. The goal for the next Supervisory Board election in 2013 is to make sure that the present considerable share of Supervisory Board members with international background is maintained.

•

In its election proposals, the Supervisory Board shall also pay particular attention to the appropriate participation of women. Qualified women shall already be included in the initial process of selecting potential candidates for new elections or for the filling of Supervisory Board positions that have become vacant and shall be considered, as appropriate, in nominations. There are currently four women on our Supervisory Board. Our goal is, at the minimum, to maintain or, if possible, to increase this number at the next Supervisory Board election in 2013. It is also intended that a woman join the Nominating Committee following this Supervisory Board election.

•

A sufficient number of independent members shall belong to the Supervisory Board. Material and not only temporary conflicts of interest, such as organizational functions or advisory capacities with major competitors of the Company, shall be avoided. In addition, the Supervisory Board members shall have sufficient time to be able to devote the necessary regularity and diligence to their mandate.

•

The age limitation established in the Bylaws of the Supervisory Board will be taken into consideration. In addition, no more than two former members of the Managing Board of Siemens AG shall belong to the Supervisory Board.

In fiscal 2011, the composition of the Supervisory Board did not change.

According to the Bylaws for the Supervisory Board, the shareholder representatives on the Supervisory Board must be independent. Some Supervisory Board members hold, or held in the past year, high-ranking positions at other companies with which Siemens does business; nevertheless, transactions between Siemens and such companies are carried out on an arm’s length basis. We believe that these dealings do not compromise the independence of the relevant Supervisory Board members.

The Supervisory Board oversees and advises the Managing Board in its management of the Company’s business. At regular intervals, it discusses business development, planning, strategy and implementation. It reviews the annual stand-alone financial statements of Siemens AG, the Consolidated Financial Statements of Siemens worldwide, management’s discussion and analysis of these financial statements and the proposal for the appropriation of net income. It also discusses Siemens’ quarterly and half-yearly reports and approves the annual stand-alone financial statements of Siemens AG as well as the Consolidated Financial Statements of Siemens, taking into account both the audit reports issued by the independent auditors thereon and the results of the review conducted by the Audit Committee. In addition, the Supervisory Board concerns itself with the Company’s adherence to statutory provisions, official regulations and internal Company policies (compliance). Furthermore, the Supervisory Board appoints the members of the Managing Board and determines each member’s duties. Important Managing Board decisions—such as major acquisitions, divestments and financial measures—require Supervisory Board approval, unless the Bylaws for the Supervisory Board specify that such authority is delegated to the Finance and Investment Committee of the Supervisory Board. In the Bylaws for the Managing Board, the Supervisory Board has established rules that govern the work of the Managing Board, in particular the allocation of duties among individual Managing Board members, matters reserved for the Managing Board as a whole, and the required majority for Managing Board decisions.

The Supervisory Board currently has six committees whose duties, responsibilities and procedures fulfill the requirements of the German Stock Corporation Act and the Code, reflect applicable SOA requirements and incorporate applicable NYSE rules, as well as certain NYSE rules with which Siemens AG complies voluntarily. Each committee’s chairperson provides the Supervisory Board with regular reports regarding the activities of the relevant committee.

The Chairman’s Committee comprises the Chairman and Deputy Chairmen of the Supervisory Board as well as one further employee representative to be elected by the Supervisory Board and performs the collective tasks of a “nominating, compensation and corporate governance committee” to the extent that such tasks are not performed by the Nominating Committee (see below) or German law requires such tasks to be performed by the Supervisory Board in full session. In particular, the Chairman’s Committee makes proposals regarding the appointment and dismissal of Managing Board members, handles contracts with members of the Managing Board, prepares the determination of the Managing Board compensation and the review of the Managing Board compensation system at the Supervisory Board’s plenary board meetings. In preparing recommendations on the appointment of Managing Board members, the Chairman’s Committee takes into account a candidate’s professional qualifications, international experience and leadership qualities, the long-range plans for succession as well as diversity, and the composition of the Managing Board regarding an appropriate consideration of women. The Chairman’s Committee is responsible for reviewing the Company’s corporate governance guidelines, submits recommendations for their improvement and prepares the resolution regarding the Declaration of Conformity with the Code by the Supervisory Board. Furthermore, the Chairman’s Committee submits recommendations regarding the composition of Supervisory Board committees to the Supervisory Board and decides whether to approve business transactions with Managing Board members and parties related to them.

The Audit Committee comprises the Chairman of the Supervisory Board, two of the Supervisory Board’s shareholder representatives and three of the Supervisory Board’s employee representatives. Under German law, the Audit Committee must include at least one independent member of the Supervisory Board who has knowledge and experience in the application of accounting principles or the auditing of financial statements. The Chairman of the Audit Committee, Hans Michael Gaul, satisfies these German statutory requirements. The Supervisory Board has designated Mr. Gaul—in addition to Gerhard Cromme as an “audit committee financial expert”, as defined by the regulations of the SEC adopted pursuant to Section 407 of the SOA. The Supervisory Board monitors the independence of the members of the Audit Committee. With regard to the independence requirements under the Securities Exchange Act, Siemens relies on the exemption provided by Rule 10A-3(b)(1)(iv)(C). We believe that such reliance does not materially adversely affect the ability of the Audit Committee to act independently or to satisfy the other requirements of Rule 10A-3.

The Audit Committee oversees the accounting process. It prepares the Supervisory Board’s recommendation to the Annual Shareholders’ Meeting concerning the election of the independent auditors and submits the corresponding proposal to the full Supervisory Board. Furthermore, in addition to the work performed by the independent auditors, the Audit Committee discusses the Company’s financial statements prepared quarterly, half-yearly and annually by the Managing Board. On the basis of the independent auditors’ report on the annual financial statements, the Audit Committee makes, after its own review, recommendations to the Supervisory Board about whether or not to approve the annual stand-alone financial statements of Siemens AG and the Consolidated Financial Statements of Siemens. It concerns itself with the Company’s risk monitoring system and oversees the effectiveness of the internal control system, in particular as it relates to financial reporting, the risk management system and the internal audit system. The internal corporate audit unit reports regularly to the Audit Committee. The Audit Committee awards the audit contract to the independent auditors elected by the Annual Shareholders’ Meeting and monitors the independent audit of financial statements, including in particular the independence and professional expertise of the independent auditors as well as the independent auditors’ services, and performs the other functions assigned to it under the SOA.

The Compliance Committee comprises the Chairman of the Supervisory Board, two of the Supervisory Board’s shareholder representatives and three of the Supervisory Board’s employee representatives. The Compliance Committee concerns itself with the Company’s adherence to statutory provisions, official regulations and internal Company policies.

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

The Finance and Investment Committee comprises the Chairman of the Supervisory Board, three of the Supervisory Board’s shareholder representatives and four of the Supervisory Board’s employee representatives. It shall—based on the Company’s overall strategy, which is the focus of an annual strategy meeting of the Supervisory Board—prepare discussions and resolutions of the Supervisory Board on questions relating to the financial situation and structure of the Company as well as on fixed asset and financial investments. In addition, the Supervisory Board has delegated the authority to decide on the approval of transactions and measures, which would require the approval of the Supervisory Board, but the value of which is below €600 million, to the Finance and Investment Committee. The Finance and Investment Committee also exercises the rights of the Supervisory Board pursuant to Section 32 of the German Codetermination Act to make decisions regarding the exercise of ownership rights resulting from interests in other companies. Section 32 (1) sentence 2 of the German Codetermination Act sets forth that decisions made by the Finance and Investment Committee pursuant to Section 32 of the German Codetermination Act only require the votes of the shareholder representatives.

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

The Bylaws for the Managing Board provide for the establishment of committees to deal with specific tasks. Currently, there is one Managing Board committee, the Equity and Employee Stock Committee. It is comprised of three members of the Managing Board and oversees the utilization of authorized capital in connection with the issuance of employee stock and the implementation of certain capital measures. Furthermore, the committee determines the scope and conditions of the share-based compensation components and/or programs for employees and managers (with the exception of the Managing Board).

Shareholder relations

Four times a year, Siemens AG reports to shareholders on its business development, financial position and earnings. An ordinary Annual Shareholders’ Meeting normally takes place within the first four months of each fiscal year. The Managing Board facilitates shareholder participation in the meeting through electronic communications—in particular the Internet—and enables shareholders who are unable to attend the meeting to vote by proxy. Furthermore, shareholders may exercise their right to vote in writing or by means of electronic communication (voting by mail). The Managing Board may provide for the shareholders to participate in the Shareholders’ Meeting without the need to be present at the venue and without a proxy, and to exercise some or all of their rights fully or partially by means of electronic communication. The reports, documents and information required by law, including the Annual Report, may be downloaded from our website. The same applies to the agenda for the Annual Shareholders’ Meeting and to possible counterproposals or shareholders’ election nominations, if any, that are required to be disclosed.

Among other things, the Annual Shareholders’ Meeting decides on the appropriation of net income, ratification of the acts of the Managing and Supervisory Boards, and the appointment of the independent auditors. Amendments to the Articles of Association and measures which change the Company’s capital stock are approved exclusively at the Annual Shareholders’ Meeting and are implemented by the Managing Board. Shareholders may submit proposals to the proposals of the Managing and Supervisory Boards and may contest decisions of the Annual Shareholders’ Meeting. Shareholders owning Siemens stock with an aggregate notional value of €100,000 or more may also demand the appointment of special auditors to examine specific issues.

As part of our investor relations activities, we inform our investors comprehensively about developments within the Company. For communication purposes, Siemens makes extensive use of the Internet: we publish quarterly, half-yearly and annual reports, earnings releases, ad hoc announcements, analyst presentations, and press releases as well as the financial calendar for the current year which contains the publication dates of significant financial communications and the date of the Annual Shareholders’ Meeting on our website at www.siemens.com/investor.

Business Conduct Guidelines and Code of Ethics

Our Business Conduct Guidelines and our Code of Ethics for Financial Matters form the basis of our compliance program.

The Business Conduct Guidelines, introduced by the Managing Board in 2001 and amended and restated in 2009, contain binding standards for law-abiding behavior and precise rules regarding, among others, compliance with applicable fair competition and anticorruption laws, handling of donations and gifts, avoidance of conflicts of interest, prohibition of insider trading, and protection of Company assets. They also specify procedures for dealing with complaints. They provide the ethical and legal framework within which we want to maintain successful activities.

Furthermore, the Managing Board and the Supervisory Board have implemented a Code of Ethics for Financial Matters, as required by the SOA rules. For further information about our Code of Ethics for Financial Matters, please refer to Item 16B: Code of ethics.

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

In addition to the existing internal procedures for reporting and handling complaints, an external attorney has been engaged to act as an independent ombudsman to provide a confidential communication channel for Siemens employees and third parties. Our customers, suppliers, business partners and all other third parties as well as our employees worldwide are offered the opportunity to submit reports on violations to the Tell Us Compliance Helpdesk, either by telephone or online 24 hours a day on seven days per week. The external provider specializes in the secure and confidential handling of sensitive information. In addition, the Company encourages employees to use a centralized question-and-answer platform. The Ask Us Compliance Helpdesk provides employees with an opportunity to ask questions on compliance-relevant topics. This relates both to the application of compliance-relevant regulations in the day-to-day business and the understanding of requirements for agreements with external partners.

Our Articles of Association, the Bylaws for the Supervisory Board and its most important committees, the Bylaws for the Managing Board, all Declarations of Conformity with the Code and various other corporate governance related documents may be found on our website at www.siemens.com/investor/en/corporate_governance.htm.

Declaration of Conformity with the German Corporate Governance Code

The Managing Board and the Supervisory Board of Siemens AG approved the following Declaration of Conformity pursuant to Section 161 of the German Stock Corporation Act:

“Declaration of Conformity by the Managing Board and the Supervisory Board of Siemens Aktiengesellschaft with the German Corporate Governance Code

Siemens AG fully complies and will continue to comply with the recommendations of the German Corporate Governance Code (“Code”) in the version of May 26, 2010, published by the Federal Ministry of Justice in the official section of the electronic Federal Gazette (“elektronischer Bundesanzeiger”) with the following single exception:

The currently applicable rules for the compensation of the Supervisory Board of Siemens AG, which were resolved by the Annual Shareholders’ Meeting on January 25, 2011 and which are set forth in the Articles of Association, contain—contrary to the provisions of Section 5.4.6 para. 2 sentence 1 of the Code—no performance-related compensation components. In our view, a purely fixed compensation reinforces the independence of the Supervisory Board. As a rule, the volume of work and the liability risk of Supervisory Board members are not in direct proportion to the company’s business success or earnings situation. On the contrary, it is precisely in difficult times—when a variable compensation may actually decrease—that the monitoring and consulting functions of the Supervisory Board members are particularly in demand. For this reason, the elimination of a performance-related compensation for members of the Supervisory Board is supported by a number of parties to the current corporate governance discussion and is more in line with international best practice in this area.

Since making its last Declaration of Conformity dated December 7, 2010, Siemens AG has complied with the recommendations of the Code in the version of May 26, 2010 with the above-mentioned exception to Section 5.4.6 para. 2 sentence 1 of the Code.

Berlin and Munich, October 1, 2011

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

Our Articles of Association authorize us to engage in business of any kind and to take any and all measures related to, or which seem to be directly or indirectly useful in, promoting our objects. We may also operate both domestic and foreign factories, establish branch offices, found, acquire, consolidate with, or participate in other companies, conclude or participate in other management contracts and enter into joint ventures.

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

There is no mandatory retirement age for members of either board under our Articles of Association. According to the Managing Board’s Bylaws, however, the age of a member of the Managing Board shall not, as a rule, exceed 65 years. Similarly, the Bylaws of the Supervisory Board set forth that, as a rule, only persons who are not older than 70 years shall be nominated to be elected as members of the Supervisory Board.

According to our Share Ownership Guidelines, being effective since October 1, 2008, there is a mutually determined share ownership commitment by the members of our Managing Board and other top executive managers.

See also Item 6: Directors, senior management and employees—Management—Supervisory Board, and Item 6: Directors, senior management and employees—Management—Managing Board for further information about the Supervisory Board and the Managing Board.

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

Under German law and our Articles of Association, we must publish notices that are required by law or by our Articles of Association in the electronic Federal Gazette. Notices of shareholders’ meetings must be published at least 30 days prior to the deadline stated in the notice by which we ask our shareholders to notify us that they intend to attend the meeting. Under German law and our Articles of Association, we are also entitled to submit information to registered shareholders by way of remote data transmission with their approval.

In order to be entitled to participate in and vote at a meeting, a shareholder must be registered in the share register on the meeting date and must have notified us in text form or electronically that he or she wished to attend the meeting. The period between the date of notification receipt and the meeting date must be at least six full days or such lesser period as our Managing Board may have specified in the notice of the Shareholders’ Meeting.

The Managing Board facilitates shareholder participation in the meeting through electronic communications—in particular the Internet—and enables shareholders who are unable to attend the meeting to vote by proxy. Furthermore, shareholders may exercise their right to vote in writing or by means of electronic communication (voting by mail). The Managing Board may provide for the shareholders to participate in the Shareholders’ Meeting without the need to be present at the venue and without a proxy, and to exercise some or all of their rights fully or partially by means of electronic communication. At our Shareholders’ Meetings, each share carries one vote. In certain cases, a shareholder can be prevented from exercising his or her voting rights. This rule applies, for example, if we discharge one of our shareholders from liability or assert a claim against one of our shareholders. Resolutions are generally passed with a simple majority of the votes cast at the meeting. Resolutions that require a capital majority are passed with a simple majority of the issued capital present at the meeting, unless statutory law or our Articles of Association require otherwise. Under the German Stock Corporation Act, a number of significant resolutions must be passed by a vote of at least 75% of the share capital present at the meeting. This 75% majority requirement applies to the following matters, among others:

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

Dividend rights

Under applicable German law, we may declare and pay dividends only from our annual net income as reported in the German statutory, annual stand-alone financial statements of Siemens AG. For each fiscal year, our Managing Board approves the annual stand-alone financial statements of Siemens AG and submits them to our Supervisory Board with its proposal for the allocation of our annual net income. The proposal sets forth what portion of the annual net income should be paid out as dividends, transferred to profit reserves or carried forward to the next fiscal year. Upon approval by our Supervisory Board, our Managing Board and our Supervisory Board submit their combined proposal to the shareholders at the Annual Shareholders’ Meeting. The general assembly of shareholders ultimately determines the allocation of annual net income including the amount of any annual dividend. Our Managing and Supervisory Boards may not allocate more than one half of our annual surplus to other profit reserves. In determining the distribution of profits, however, our shareholders may allocate additional amounts to profit reserves and may carry forward profits in part or in full. Our shareholders receive dividend distributions in proportion to the number of shares they hold.

Cash dividends approved at a Shareholders’ Meeting are payable on the first stock exchange trading day after that meeting, unless otherwise decided at the Shareholders’ Meeting. If an investor holds shares that are entitled to dividends through a clearing system, the dividends will be paid according to that clearing system’s rules. If an investor holds physical certificates, he or she may no longer exercise dividend or other rights attaching to the shares without surrendering the physical certificates to a financial institution that maintains securities accounts. We will publish notice of dividends paid as well as of the paying agent or agents whom we have appointed in the electronic Federal Gazette.

According to our Articles of Association, the Annual Shareholders’ Meeting can declare a non-cash dividend instead of or in addition to a cash dividend.

Liquidation rights

In accordance with the German Stock Corporation Act, if Siemens AG is liquidated, any liquidation proceeds remaining after all of its liabilities have been discharged are distributed to its shareholders in proportion to the capital stock held by them.

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

The German Stock Corporation Act allows companies to exclude or restrict preemptive rights in connection with capital increases only in limited circumstances and only in the same shareholders’ resolution that authorizes the capital increase. At least 75% of the share capital represented at the meeting that approves a capital increase has to vote for exclusion or restriction of preemptive rights in connection with that increase. In addition to being approved by the shareholders, any exclusion or restriction of preemptive rights requires a justification which our Managing Board has to set forth in a written report to our shareholders. The justification requires the Managing Board to show that our interest in excluding or restricting preemptive rights outweighs the shareholders’ interest in exercising these rights.

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

•	to make use of any fractional amounts after excluding shareholders’ preemptive rights thereon.

In addition, our shareholders have waived their preemptive rights with respect to shares issued to employees, with respect to shares issued in exchange for an in-kind contribution out of authorized capital and with respect to treasury stock; see also Item 10: Additional information—Articles of Association and relevant provisions of German law—Repurchase of our own shares.

Additionally, our shareholders have waived their preemptive rights in certain cases with respect to the issuance of bonds with conversion rights or warrants attached:

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

•

to grant holders of conversion or option rights or conversion or option obligations on Siemens shares subscription rights as compensation against the effects of dilution to the extent to which they would be entitled upon exercising such rights; or

•	to the extent that the bonds were issued against non-cash contributions, in particular within the context of business combinations or when acquiring companies or interests therein.

Restrictions on voting rights or transfer of shares

Shares issued to employees under our former employee stock schemes until 2008 are subject to company-imposed private law restrictions on disposal for two to five years. As a matter of principle, eligible employees may not dispose of any shares transferred to them in this way prior to the expiration of the vesting period.

Shares issued to employees worldwide under the stock scheme implemented since the beginning of fiscal 2009, i.e. the Share Matching Plan, are freely transferable to the extent legally permissible. However, participants are required to own and hold the shares issued to them under the rules of the Plan for a vesting period of about three years, during which the participants have to have been continuously employed by Siemens AG or another Siemens company, in order to receive one matching share free of charge for each three shares. Any sale or transfer of the shares prior to the end of the vesting period will forfeit the right to receive matching shares for the shares sold or transferred. For more information on the share matching plan, please see Item 6: Directors, senior management and employees—Compensation report.

The von Siemens-Vermögensverwaltung GmbH (vSV) has, on a sustained basis, powers of attorney allowing it to vote, as of October 13, 2011, 11,715,342 shares on behalf of members of the Siemens family whereby aforementioned shares constitute a part of the overall number of shares held by members of the Siemens family. The vSV is a German limited liability company and party to an agreement with, among others, members of the Siemens family (family agreement). In order to bundle and represent their interests, the members of the Siemens family established a family partnership. This family partnership makes proposals to the vSV with respect to the exercise of the voting rights at Shareholders’ Meetings of the Company, which are taken into account by the vSV when acting within the bounds of its professional discretion. Pursuant to the family agreement, the shares under powers of attorney are voted by the vSV collectively.

DISCLOSURE REQUIREMENT

Our Articles of Association do not require our shareholders to advise us when their holdings exceed specified thresholds. Under the German Securities Trading Act (Wertpapierhandelsgesetz, WpHG), however, holders of the voting rights of an issuer whose home country is the Federal Republic of Germany and whose securities are admitted to trading on an organized market are required to notify without undue delay the issuer in which they hold the securities and the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, BaFin) of the level of their holdings whenever such holdings reach, exceed or fall below certain thresholds. These thresholds are set at 3%, 5%, 10%, 15%, 20%, 25%, 30%, 50% and 75% of the issuer’s outstanding voting rights. These thresholds may also be reached by mutually adding third party voting rights, if the holders of such voting rights agreed to permanently act in concert while exercising their voting rights.

In addition, anyone who holds, directly or indirectly, financial instruments that result in an entitlement to acquire, at the holder’s option, voting shares issued by a company whose home country is the Federal Republic of Germany must, without undue delay, notify the issuer and the BaFin if the thresholds mentioned above, with the exception of the 3% threshold, have been reached, exceeded or fallen below. In making the threshold calculations, positions in voting rights must be aggregated with positions in such financial instruments.

The issuer must publish the notifications received without undue delay, but no later than three trading days following receipt of the notification. A domestic issuer must also publish the total number of voting rights at the end of each calendar month during which the number of voting rights has increased or decreased. The calculation of the percentage of voting rights must be based on the latest publication of the total number of voting rights in the issuer. Voting rights attached to shares held by or attributed to a notifying party are not valid during the period for which the notification requirements have not been met. To the extent the percentage of voting rights is concerned, this period shall be extended by six months if the notification requirements have been breached intentionally or as a result of gross negligence. This extension shall not apply if the actual percentage of voting rights is less than 10% higher or lower than the percentage of voting rights indicated in the previously submitted incorrect notification and if no notification is being omitted that relates to any threshold mentioned above being reached, exceeded or fallen below.

Holders of voting rights are required to notify the issuer within 20 trading days after reaching or exceeding the 10% threshold about their intentions with respect to the voting rights and the origin of the funds used for the acquisition of voting rights.

In addition, the German Takeover Act (Wertpapiererwerbs- und Übernahmegesetz, WpÜG) requires the publication, without undue delay, but within seven days at latest, of the acquisition of “control,” which is defined in the German Takeover Act as holding of at least 30% of the voting rights in a target company.

The German Securities Trading Act requires directors to report their dealings in an issuer’s shares. Specifically, persons with managerial responsibilities in a publicly-traded issuer must notify both the issuer and the BaFin about their transactions in the issuer’s shares and derivatives or other financial instruments linked to those shares. The same obligation applies to persons closely associated with these managers, such as spouses, dependent children, or other relatives sharing the same household. Similarly, the reporting obligation also applies to legal entities, trusts and partnerships that are managed or controlled by any such manager or associated person, or that are set up for the benefit of such a person, or whose economic interests are substantially equivalent to those of such person. Nevertheless, there is no notification obligation until the total amount of transactions of a covered manager and all of his or her associated persons reaches at least €5,000 during any calendar year. Such information can be found on our website at www.siemens.com/directors-dealings. For further information about such transactions see also Item 6: Directors, senior management and employees—Share ownership.

REPURCHASE OF OUR OWN SHARES

We may not acquire our own shares unless so authorized by a resolution duly adopted by our shareholders at a general meeting or in other very limited circumstances set forth in the German Stock Corporation Act.

The German Stock Corporation Act generally limits share repurchases to 10% of our share capital. In addition, any shareholders’ resolution that authorizes us to repurchase shares may be in effect for a period no longer than 5 years. The resolution currently in effect is valid until January 24, 2016. Besides selling them over the stock exchange or through a public sales offer to all shareholders, the Managing Board is authorized to also use Siemens shares repurchased on the basis of this or any previously given authorization as follows: such Siemens shares may be (1) retired; (2) offered for purchase to individuals currently or formerly employed by the Company or any of its consolidated subsidiaries as well as to board members of any of the Company’s consolidated subsidiaries, or awarded and/or transferred to such individuals with a vesting period of at least two years, provided that the employment relationship or board membership existed at the time of the offer or award commitment; (3) offered and transferred, with the approval of the Supervisory Board, to third parties against non-cash contributions, particularly in connection with business combinations or the acquisition of companies, businesses, parts of businesses or interests therein; (4) sold, with the approval of the Supervisory Board, to third parties against payment in cash if the price at which such Siemens shares are sold is not significantly lower than the market price of Siemens stock at the time of selling, or (5) used to meet obligations or rights to acquire Siemens shares arising from, or in connection with, convertible bonds or warrant bonds issued by the Company or any of its consolidated subsidiaries. Furthermore, the Supervisory Board is authorized to use shares acquired on the basis of this or any previously given authorization to meet obligations or rights to acquire Siemens shares that were or will be agreed with members of the Managing Board within the framework of rules governing Managing Board compensation. In particular, repurchased shares may be offered for acquisition, or awarded and/or transferred, subject to a restriction period, by the Supervisory Board to the members of the Managing Board, provided that Managing Board membership existed at the time of the offer or award commitment.

In addition to the above mentioned resolution regarding the repurchase of own shares, a complementary resolution is in effect that authorizes the Company to repurchase its own shares by using certain equity derivatives, such as put and call options, forward purchases and a combination of these derivatives. The term of the equity derivative must be chosen in a way that the repurchase of the Company’s own shares upon exercise of the equity derivative will take place no later than January 24, 2016.

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

For many Non-German holders (e.g U.S. holders), the withholding tax rate is currently reduced under applicable income tax treaties. Under most income tax treaties to which Germany is a party, the rate of dividend withholding tax is reduced to 15%. To reduce the withholding to the applicable treaty rate of 15%, a Non-German holder must apply for a refund of withholding taxes paid. The application for refund must be filed with the German Federal Tax Office (Bundeszentralamt für Steuern, D-53221 Bonn, Germany; http://www.bzst.bund.de). The relevant forms can be obtained from the German Federal Tax Office or from German embassies and consulates. Special rules apply to U.S. holders (as defined below).

On October 20, 2011, the European Court of Justice (Case C—284/09) decided that the German dividend taxation with respect to withholding taxes on dividends paid to non-resident corporate portfolio shareholders, i.e., shareholders that hold less than 10% (before January 1, 2009: less than 15%; before January 1, 2007: less than 20%) of the capital of the Company, is incompatible with the free movement of capital (Art. 56 par. 1 of the EC Treaty and Art. 40 of the Agreement on the European Economic Area). While the consequences of this judgment are yet to be analyzed, corporate portfolio shareholders resident in the European Union, Island or Norway should consult their tax advisors to explore opportunities for a full refund of German withholding tax based on this decision.

Refund procedure for U.S. holders

Under the current income tax convention between the United States and Germany (the Treaty), a partial refund of the 25% withholding tax equal to 10% of the gross amount of the dividend and a full refund of the solidarity surcharge can be obtained by a U.S. holder.

To claim the refund of amounts withheld in excess of the Treaty rate, a U.S. holder must submit (either individually or, as described below, through the Data Medium Procedure participant) a claim for refund to the German tax authorities. Individual claims for refunds may be made on a special German form which must be filed with the German Federal Tax Office (Bundeszentralamt für Steuern, D-53221 Bonn, Germany). Copies of this form may be obtained from the German Federal Tax Office at the same address or from the Embassy of the Federal Republic of Germany, 2300 M Street, N.W., Washington, D.C. 20037, or can be downloaded from the homepage of the German Federal Tax Office (http://www.bzst.bund.de). Claims must be filed within a four-year period from the end of the calendar year in which the dividend was received.

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

U.S. holders that qualify for benefits as U.S. residents under the Treaty are exempt from taxation in Germany on capital gains derived from the sale or disposition of shares or ADSs.

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

(1)	the decedent or donor, or the heir, donee or other transferee has his residence or habitual abode (gewöhnlicher Aufenthalt) in Germany at the time of the transfer;

(2)	the shares or ADSs are part of the business property of a permanent establishment in Germany;

(3)	the decedent or donor, or the heir, donee or other transferee is a citizen of Germany, is not a resident in Germany, but has not been continuously outside of Germany for a period of more than five years; or

(4)	the shares or ADSs subject to such transfer form part of a portfolio that represents 10% or more of the registered share capital of the company and has been held, directly or indirectly, by the decedent or donor, respectively, actually or constructively together with related parties.

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

U.S. FEDERAL INCOME TAXATION

This section describes the material U.S. federal income tax consequences of owning our shares or ADSs. It applies to U.S. holders (as defined below) who hold shares or ADSs as capital assets for U.S. federal income tax purposes and are eligible for benefits as a U.S. resident under the Treaty with respect to an investment in the shares or ADSs. This section does not address all material U.S. federal income tax consequences of owning shares or ADSs. It does not address special classes of holders, some of which may be subject to other rules, including:

•	tax-exempt entities;

•	life insurance companies;

•	dealers in securities;

•	traders in securities that elect a mark-to-market method of accounting for securities holdings;

•	investors liable for alternative minimum tax;

•	partnerships, or other entities classified as partnerships, for U.S. federal income tax purposes;

•	investors that actually or constructively own 10% or more of our voting stock;

•	investors that hold shares or ADSs as part of a straddle or a hedging or conversion transaction;

•	investors that purchase or sell shares or ADSs as part of a wash sale for U.S. federal income tax purposes; or

•	investors whose functional currency is not the U.S. dollar.

This section is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed Treasury regulations, and published rulings and court decisions, as well as on the Treaty, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of JPMorgan, as depositary, and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

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

Taxation of dividends

U.S. holders must include the gross amount of dividends paid on the shares or ADSs, without reduction for German withholding tax, in ordinary income as foreign source dividend income on the date that they receive them (or, in the case of ADSs, on the date that JPMorgan receives them), translating dividends paid in euro into U.S. dollars using the exchange rate in effect on such date, regardless of whether the payment in fact is converted into U.S. dollars.

In the case of non-corporate U.S. holders, the U.S. dollar amount of dividends paid to them in taxable years beginning on or before December 31, 2012 with respect to the shares or ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends”, provided that the shares or ADSs are held for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends paid on the shares or ADSs generally will be treated as qualified dividends if we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (PFIC). Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2010 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2011 taxable year. However, as PFIC status is a factual matter that must be determined annually at the close of each taxable year, there can be no certainty as to our actual PFIC status in any particular year until the close of the taxable year in question.

German tax withheld from dividends will be treated, up to the 15% rate provided under the Treaty, as a foreign income tax that, subject to generally applicable limitations under U.S. tax law, is eligible for credit against the U.S. federal income tax liability of U.S. holders or, if they have elected to deduct such taxes, may be deducted in computing taxable income. Dividends will be income from sources outside the United States. Dividends will, depending on the respective circumstances, be “passive” or “general” income for purposes of computing the foreign tax credit allowable to a U.S. holder. The rules governing the foreign tax credit are complex. Each U.S. holder is urged to consult its own tax advisor concerning whether, and to what extent, a foreign tax credit will be available under the Treaty with respect to dividends received from us. To the extent a refund of the tax withheld is available to a U.S. holder under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against the U.S. federal income tax liability. Fluctuations in the dollar-euro exchange rate between the date that a U.S. holder includes a dividend in taxable income and the date when the related refund of German withholding tax is received may give rise to foreign currency gain or loss, which generally is treated as ordinary income or loss for U.S. federal income tax purposes. See—German Taxation—Refund procedure for U.S. holders above for the procedures for obtaining a tax refund.

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

DOCUMENTS ON DISPLAY

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the Securities and Exchange Commission. These materials, including this annual report and the exhibits thereto, may be inspected and copied at the Commission’s Conventional Reading Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of the materials may be obtained from the Conventional Reading Room of the Commission at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the Commission’s Conventional Reading Room by calling the Commission in the United States at 1-800-SEC-0330. Our filings, including this annual report, are also available on the Commission’s website at www.sec.gov. In addition, material filed by us can be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005 and is also available on the New York Stock Exchange’s website at www.nyse.com.

ITEM 11:	QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

For quantitative and qualitative disclosures about market risks see Item 18: Financial Statements—Notes to Consolidated Financial Statements—Note 33 Financial risk management.

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

Persons depositing or withdrawing shares or ADS holders must pay:	For:
US$5.00 for each 100 ADSs (or portion thereof) issued, delivered, reduced, cancelled or surrendered (as the case may be)	Issuances of ADSs, including, without limitation, issuances
• against deposits of shares,

• in respect of distributions of shares,

• in respect of rights,

• in respect of other distributions,

• pursuant to a stock dividend or stock split or

• pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities

Withdrawal of deposited securities upon surrender of ADSs Cancellation or reduction of ADSs

US$1.50 per ADR	Transfers on the register

A fee equal to the fee which would have been charged by the depositary if the relevant securities distributed had been shares and the shares had been deposited for issuance of ADSs	Distributions or sales of securities

An aggregate fee of US$0.02 per ADS (or portion thereof) per calendar year	Services performed by the depositary in administering the ADRs

Fees and expenses incurred by the depositary	Expenses incurred by the depositary in delivering deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rules or regulations.

Cable, telex and facsimile transmission and delivery charges incurred at the request of persons depositing, or holders of ADSs delivering shares, ADRs or deposited securities.

Transfer or registration fees for the registration or transfer of deposited securities on any applicable register.

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

DIRECT PAYMENTS BY THE DEPOSITARY TO SIEMENS

JPMorgan, as depositary, has agreed to reimburse certain reasonable Siemens expenses related to our ADR program and incurred by us in connection with the program. Reimbursable expenses include amounts spent in connection with investor relations activities (relating to or arising out of the ADR program), ADR holder identifications, ADR program related annual general meeting services, reasonable ADR related legal and accounting fees, the share register, and ongoing NYSE listing fees. In the year ended September 30, 2011, the depositary reimbursed us for an amount of US$1.471 million (€990,000). The amount reimbursed by the depositary is not perforce related to the fees collected by the depositary from ADR holders.

INDIRECT PAYMENTS AND WAIVED FEES

As part of its service as depositary, JPMorgan has agreed to waive its fees for the standard costs associated with the administration of the ADR program, associated operating expenses, investor relations advice and related out-of-pocket expenses estimated to total US$275,000 per contract year.

PART II

ITEM 13:	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14:	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15:	CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

As of September 30, 2011, Siemens performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures. The evaluation was performed with the participation of key corporate senior management and senior management of each business sector under the supervision of the CEO, Peter Löscher, and CFO, Joe Kaeser. The Company’s disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported in a timely manner and accumulated and communicated to management, including the CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure. The Company’s management, including the CEO and CFO, concluded that, as of September 30, 2011, Siemens’ disclosure controls and procedures were effective.

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

Siemens’ management assessed the effectiveness of the Company’s internal control over financial reporting as of September 30, 2011. In making this assessment, it used the criteria set forth in the Committee of Sponsoring Organizations of the Treadway Commission (COSO)’s publication “Internal Control—Integrated Framework.” As a result of this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of September 30, 2011.

The effectiveness of the Company’s internal control over financial reporting as of September 30, 2011 has been audited by Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft (EY), an independent registered public accounting firm, as stated in their report, which is included below.

“REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Supervisory Board of Siemens Aktiengesellschaft:

We have audited Siemens Aktiengesellschaft and subsidiaries’ internal control over financial reporting as of September 30, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Siemens Aktiengesellschaft’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Siemens Aktiengesellschaft and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of September 30, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Siemens Aktiengesellschaft and subsidiaries as of September 30, 2011 and 2010, and the related consolidated statements of income, comprehensive income, cash flow and changes in equity for each of the three years in the period ended September 30, 2011, and our report dated November 23, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young GmbH

Wirtschaftsprüfungsgesellschaft

Munich, Germany

November 23, 2011”

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes in the Company’s internal control over financial reporting during fiscal 2011 that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

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

The Company has adopted a Code of Ethics for Financial Matters (Code) that applies to the principal officers of Siemens AG and its subsidiaries, including the members of the Managing Board of Siemens AG, the Corporate Vice President and Controller of Siemens AG, the CEOs, CFOs and Heads of Accounting & Controlling at various levels within the Siemens organizational structure and certain mandatory internal certifiers, as defined in the Code, who are part of the Siemens Sarbanes-Oxley Act section 302 certification process. A copy of the Code is available on the Company’s website at www.siemens.com/corporate_governance.

ITEM 16C:	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees related to professional services rendered by the Company’s principal accountant, Ernst & Young (E&Y), for the fiscal years 2011 and 2010 were as follows:

	Year ended September 30,
Type of Fees	2011	2010
	(in millions of €)
Audit fees	42.0	40.9
Audit-related fees	14.8	5.3
Tax fees	0.7	1.0
All other services	—	0.1

Total	57.5	47.3

Audit fees and audit-related fees consist of fees associated with the services pre-approved by the Audit Committee described below. Tax fees, which require specific pre-approval by the Audit Committee, include primarily fees for support services provided in connection with the documentation of transfer pricing arrangements and assistance for competent authority procedures according to Article 25 of the OECD Model Tax Convention regarding transfer pricing issues.

In fiscal 2011, 52% of the total fees related to Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft, Germany.

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

In order to ensure the integrity of independent audits, Siemens’ Audit Committee has established a policy to approve all audit and permissible audit-related services provided by our independent auditor prior to the auditor’s engagement. As part of this approval process, the Audit Committee adopted pre-approval policies and procedures pursuant to which the Audit Committee annually pre-approves certain types of services to be performed by Siemens’ independent auditor. Under the policies, the Company’s independent auditor is not allowed to perform any non-audit services which either (1) may impair the auditor’s independence under applicable German regulations or the rules and regulations of the International Ethics Standards Board for Accountants (IESBA), the

International Federation of Accountants (IFAC), the U.S. Securities and Exchange Commission (SEC) or the Public Company Accounting Oversight Board (PCAOB) or (2) which can be more effectively or economically provided by another provider, even if permissible under the relevant independence rules. Furthermore, the Audit Committee has limited the sum total of all fees that may be incurred during a fiscal year for non-audit services, including audit-related services, tax services and other services, to 30% of the audit fees agreed upon for the respective fiscal year. Primarily due to the audit-related services pertaining to the sale of Siemens IT Solutions and Services and the planned initial public offering of OSRAM, the Audit Committee waived this limitation for fiscal year 2011.

In fiscal 2011, the Audit Committee has generally pre-approved the performance by E&Y of audit and audit-related services, including among others the following:

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

Information required by this Item is incorporated by reference to Item 10: Additional information—Articles of Association and relevant provisions of German law—Corporate governance—Management and control structure—Supervisory Board.

ITEM 16E:	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets out certain information concerning purchases by us during fiscal 2011:

Period	(a) Total number of shares purchased	(b) Average price paid per share (in €)	(c) Total number of shares purchased as part of publicly announced plans or programs	(d) Maximum number of shares that may yet be purchased under the plans or programs at month-end
October 1, 2010—October 31, 2010	—	—	—	91,420,342
November 1, 2010—November 30, 2010	—	—	—	91,420,342
December 1, 2010—December 31, 2010	—	—	—	91,420,342
January 1, 2011—January 31, 2011	—	—	—	91,420,342
February 1, 2011—February 28, 2011	—	—	—	91,420,342
March 1, 2011—March 31, 2011	—	—	—	91,420,342
April 1, 2011—April 30, 2011	—	—	—	91,420,342
May 1, 2011—May 31, 2011	—	—	—	91,420,342
June 1, 2011—June 30, 2011	—	—	—	91,420,342
July 1, 2011—July 31, 2011	—	—	—	91,420,342
August 1, 2011—August 31, 2011	—	—	—	91,420,342
September 1, 2011—September 30, 2011	—	—	—	91,420,342

Total	—		—

The column maximum number of shares that may yet be purchased under the plans or programs at month-end for the months from October 2010 to February 2011, as presented in the table above, represents the 91,420,342 Siemens shares authorized for repurchase by the Annual Shareholders’ Meeting on January 26, 2010. Under the currently effective resolution of the Annual Shareholders’ Meeting of January 25, 2011, which took effect on March 1, 2011 and remains in force until January 24, 2016, Siemens may repurchase up to a limit of 10% of its capital stock as of the date of the Shareholders’ resolution, which represents 91,420,342 Treasury shares, or—if this value is lower—as of the date on which the authorization is exercised.

The table above omits Siemens shares purchased by pension and other postretirement benefit plans sponsored by Siemens which purchased those shares independently of Siemens. In fiscal 2011, the principal Siemens-sponsored pension and other postretirement benefit plans purchased 2,900,135 shares of Siemens AG common stock at an average price of €87.41 per share.

For further information on shares held in treasury see Item 18: Financial Statements—Notes to Consolidated Financial Statements.

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

As a company incorporated in Germany, Siemens AG must primarily comply with the German Stock Corporation Act and the German Codetermination Act and follows the recommendations of the German Corporate Governance Code as disclosed in Item 10: Additional Information—Articles of Association and relevant provisions of German law—Corporate Governance—Declaration of Conformity with the German Corporate Governance Code. Furthermore, Siemens complies with applicable rules and regulations of the markets on which its securities are listed, such as the NYSE, and also voluntarily complies with many of the NYSE requirements that by their terms apply only to U.S. domestic issuers. For additional information on our corporate governance, please refer to Item 6: Directors, senior management and employees, and to Item 10: Additional information.

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

Independence—In contrast to the NYSE Standards, which require the board of directors to affirmatively determine the independence of the individual directors with reference to specific tests of independence, German law does not require the Supervisory Board to make such affirmative findings on an individual basis. German law requires that the Audit Committee must include at least one independent member of the Supervisory Board who has knowledge and experience in the application of accounting principles or the auditing of financial statements. In addition, the Bylaws for Siemens’ Supervisory Board contain several provisions to help ensure the independence of the Supervisory Board’s advice and supervision. Furthermore, the members of the Supervisory and Managing Boards are strictly independent of one another: a member of one board is legally prohibited from being concurrently active on the other. Supervisory Board members have independent decision-making authority and are legally prohibited from following any direction or instruction. Moreover, Supervisory Board members may not enter into advisory, service or certain other contracts with Siemens, unless approved by the Supervisory Board.

Committees—In contrast to the NYSE Standards, which require the creation of several specified board committees, composed of independent directors and operating pursuant to written charters that set forth their tasks and responsibilities, the Supervisory Board of Siemens AG has combined the functions of a nominating, compensation and corporate governance committee substantially in its Chairman’s Committee and has delegated part of the remaining functions to the Nominating Committee. Nevertheless, certain responsibilities, e.g., determination of the compensation of the members of the Managing Board, have not been delegated to a committee because German law requires the Supervisory Board to perform the function in full session. The Audit Committee, the Chairman’s Committee and the Compliance Committee have written bylaws—adopted by the Supervisory Board—which address their respective tasks and responsibilities. The NYSE Standards were taken into consideration in drawing up these bylaws.

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

Shareholder Approval of Equity Compensation Plans; Stock Repurchases—The NYSE Standards generally require U.S. domestic companies listed on the NYSE to obtain shareholder approval of all equity compensation plans (including stock option plans) and any material revisions to such plans. Under German law, the creation of authorized or contingent capital to issue shares and/or stock options requires the approval by our shareholders. This includes shareholder approval of the key points of a stock option plan as part of a decision regarding the creation of contingent capital or the authorization to repurchase and use Siemens shares for servicing the stock option plan. Under German law, share buybacks generally require the prior authorization by shareholders. Such approval was last given at our January 25, 2011 Annual Shareholders’ Meeting, and this matter will generally be voted upon the expiration of each authorization.

PART III

ITEM 18:	FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Supervisory Board of Siemens Aktiengesellschaft:

We have audited the accompanying consolidated statements of financial position of Siemens Aktiengesellschaft and subsidiaries (the “Company”) as of September 30, 2011 and 2010, and the related consolidated statements of income, comprehensive income, cash flow and changes in equity for each of the three years in the period ended September 30, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries at September 30, 2011 and 2010, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 2011, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and as adopted by the European Union.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The additional information in the Compensation section as of and for the years ended September 30, 2011 and 2010 presented in Item 6, “Directors, Senior Management and Employees”, which is not a required part of the financial statements, has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as whole.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Siemens Aktiengesellschaft and subsidiaries’ internal control over financial reporting as of September 30, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 23, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young GmbH

Wirtschaftsprüfungsgesellschaft

Munich, Germany

November 23, 2011

SIEMENS

CONSOLIDATED STATEMENTS OF INCOME

For the fiscal years ended September 30, 2011, 2010 and 2009

(in millions of €, per share amounts in €)

	Note	2011	2010	2009
Revenue		73,515	68,978	70,053
Cost of goods sold and services rendered		(51,388)	(48,977)	(50,933)

Gross profit		22,127	20,001	19,120
Research and development expenses		(3,925)	(3,558)	(3,597)
Marketing, selling and general administrative expenses		(10,297)	(9,666)	(9,525)
Other operating income	6	555	839	719
Other operating expense	7	(502)	(1,554)	(582)
Income (loss) from investments accounted for using the equity method, net	8	147	9	(1,620)
Interest income	9	2,207	2,045	2,028
Interest expense	9	(1,716)	(1,759)	(2,074)
Other financial income (expense), net	9	646	(383)	(434)

Income from continuing operations before income taxes		9,242	5,974	4,035
Income taxes	10	(2,231)	(1,712)	(1,502)

Income from continuing operations		7,011	4,262	2,533
Income (loss) from discontinued operations, net of income taxes	4	(690)	(194)	(36)

Net income		6,321	4,068	2,497

Attributable to:
Non-controlling interests		176	169	205
Shareholders of Siemens AG		6,145	3,899	2,292
Basic earnings per share	36
Income from continuing operations		7.82	4.72	2.70
Income (loss) from discontinued operations		(0.78)	(0.23)	(0.05)

Net income		7.04	4.49	2.65

Diluted earnings per share	36
Income from continuing operations		7.73	4.67	2.67
Income (loss) from discontinued operations		(0.77)	(0.23)	(0.04)

Net income		6.96	4.44	2.63

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the fiscal years ended September 30, 2011, 2010 and 2009

(in millions of €)

	Note	2011	2010	2009
Net income		6,321	4,068	2,497
Currency translation differences		129	1,220	(506)
Available-for-sale financial assets	11	(59)	19	72
Derivative financial instruments	31, 32	(121)	(149)	329
Actuarial gains and losses on pension plans and similar commitments	24	(65)	(2,054)	(1,249)

Other comprehensive income, net of tax(1)		(116)	(964)	(1,354)

Total comprehensive income		6,205	3,104	1,143

Attributable to:
Non-controlling interests		169	212	203
Shareholders of Siemens AG		6,036	2,892	940

(1)	Includes income (expense) resulting from investments accounted for using the equity method of €8 million, €24 million and €71 million, respectively, for the fiscal years ended September 30, 2011, 2010 and 2009.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

SIEMENS

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of September 30, 2011 and 2010

(in millions of €)

	Note	9/30/11	9/30/10
ASSETS
Current assets
Cash and cash equivalents		12,468	14,108
Available-for-sale financial assets	11	477	246
Trade and other receivables	12	14,847	15,502
Other current financial assets	13	2,899	2,610
Inventories	14	15,143	14,950
Income tax receivables		798	790
Other current assets	15	1,264	1,258
Assets classified as held for disposal	4	4,917	715

Total current assets		52,813	50,179

Goodwill	16	15,706	15,763
Other intangible assets	17	4,444	4,969
Property, plant and equipment	18	10,477	11,748
Investments accounted for using the equity method	19	4,966	4,724
Other financial assets	20	11,855	10,765
Deferred tax assets	10	3,206	3,940
Other assets		776	739

Total assets		104,243	102,827

LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current maturities of long-term debt	23	3,660	2,416
Trade payables		7,677	7,899
Other current financial liabilities	21	2,247	1,401
Current provisions	25	5,168	5,138
Income tax payables		2,032	1,816
Other current liabilities	22	21,020	21,794
Liabilities associated with assets classified as held for disposal	4	1,756	146

Total current liabilities		43,560	40,610

Long-term debt	23	14,280	17,497
Pension plans and similar commitments	24	7,307	8,464
Deferred tax liabilities	10	595	577
Provisions	25	3,654	3,332
Other financial liabilities		824	971
Other liabilities	26	1,867	2,280

Total liabilities		72,087	73,731

Equity	27
Common stock, no par value(1)		2,743	2,743
Additional paid-in capital		6,011	5,986
Retained earnings		25,881	22,998
Other components of equity		(68)	(8)
Treasury shares, at cost(2)		(3,037)	(3,373)

Total equity attributable to shareholders of Siemens AG		31,530	28,346

Non-controlling interests		626	750

Total equity		32,156	29,096

Total liabilities and equity		104,243	102,827

(1)	Authorized: 1,117,803,421 and 1,111,513,421 shares, respectively.
Issued: 914,203,421 and 914,203,421 shares, respectively.

(2)	39,952,074 and 44,366,416 shares, respectively.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

SIEMENS

CONSOLIDATED STATEMENTS OF CASH FLOW

For the fiscal years ended September 30, 2011, 2010 and 2009

(in millions of €)

	Note	2011	2010	2009
Cash flows from operating activities
Income from continuing operations		7,011	4,262	2,533
Adjustments to reconcile net income to cash provided
Amortization, depreciation and impairments(1)		2,638	3,743	2,428
Income taxes		2,231	1,712	1,502
Interest (income) expense, net(2)		(491)	(286)	46
(Gains) losses on sales and disposals of businesses, intangibles and property, plant and equipment, net		(209)	(261)	(315)
(Gains) losses on sales of investments, net(3)		(1,019)	(72)	(351)
(Gains) losses on sales and impairments of current available-for-sale financial assets, net		(1)	13	11
(Income) losses from investments(1)(3)		21	54	1,976
Other non-cash (income) expenses		70	(57)	342
Change in current assets and liabilities
(Increase) decrease in inventories		(1,135)	54	(199)
(Increase) decrease in trade and other receivables		(609)	(53)	994
(Increase) decrease in other current assets(4)		(428)	(155)	6
Increase (decrease) in trade payables		668	(15)	(728)
Increase (decrease) in current provisions(5)		56	551	(581)
Increase (decrease) in other current liabilities(4)(5)		748	997	(428)
Change in other assets and liabilities(2)(4)(5)		(350)	(206)	(338)
Additions to assets held for rental in operating leases(6)		(582)	(622)	(463)
Income taxes paid		(1,617)	(1,877)	(1,392)
Dividends received		267	529	434
Interest received		787	686	769

Net cash provided by (used in) operating activities—continuing operations		8,056	8,997	6,246
Net cash provided by (used in) operating activities—discontinued operations		(289)	352	(145)

Net cash provided by (used in) operating activities—continuing and discontinued operations		7,767	9,349	6,101
Cash flows from investing activities
Additions to intangible assets and property, plant and equipment(6)		(2,171)	(1,954)	(2,159)
Acquisitions, net of cash acquired		(300)	(434)	(133)
Purchases of investments(3)		(889)	(398)	(956)
Purchases of current available-for-sale financial assets		(102)	(138)	(52)
(Increase) decrease in receivables from financing activities		(1,770)	(192)	(495)
Proceeds and (payments) from sales of investments, intangibles and property, plant and equipment(3)		2,108	585	1,213
Proceeds and (payments) from disposals of businesses		177	172	(41)
Proceeds from sales of current available-for-sale financial assets		38	44	35

Net cash provided by (used in) investing activities—continuing operations		(2,909)	(2,315)	(2,588)
Net cash provided by (used in) investing activities—discontinued operations		(1,135)	(532)	(574)

Net cash provided by (used in) investing activities—continuing and discontinued operations		(4,044)	(2,847)	(3,162)
Cash flows from financing activities
Proceeds from re-issuance of treasury stock and proceeds (payments) relating to other transactions with owners		(764)	147	134
Proceeds from issuance of long-term debt	23	113	—	3,973
Repayment of long-term debt (including current maturities of long-term debt)		(2,046)	(45)	(1,076)
Change in short-term debt and other financing activities		227	(725)	(318)
Interest paid		(475)	(437)	(759)
Dividends paid	27	(2,356)	(1,388)	(1,380)
Dividends paid to non-controlling interest holders		(158)	(191)	(126)
Financing discontinued operations(7)		(1,408)	(187)	(792)

Net cash provided by (used in) financing activities—continuing operations		(6,867)	(2,826)	(344)
Net cash provided by (used in) financing activities—discontinued operations		1,424	180	719

Net cash provided by (used in) financing activities—continuing and discontinued operations		(5,443)	(2,646)	375
Effect of exchange rates on cash and cash equivalents		5	167	(39)
Net increase (decrease) in cash and cash equivalents		(1,715)	4,023	3,275
Cash and cash equivalents at beginning of period		14,227	10,204	6,929

Cash and cash equivalents at end of period		12,512	14,227	10,204
Less: Cash and cash equivalents of assets classified as held for disposal and discontinued operations at end of period		44	119	45

Cash and cash equivalents at end of period (Consolidated Statements of Financial Position)		12,468	14,108	10,159

(1)	Amortization, depreciation and impairments, in fiscal 2010, include €1,145 million related to the goodwill impairment at Healthcare’s Diagnostics Division. In fiscal 2009, line item (Income) losses from investments include €1,634 million related to an impairment of our equity method investment NSN.

(2)	In fiscal 2009, pension related interest income (expense) is reclassified retrospectively to conform to the current presentation.

(3)	Investments include equity instruments either classified as non-current available-for-sale financial assets, accounted for using the equity method or classified as held for disposal. Purchases of investments includes certain loans to Investments accounted for using the equity method.

(4)	Includes effects from the retrospective application of an amended accounting pronouncement in fiscal 2010, which resulted in a fiscal 2009 reclassification of certain derivatives, not qualifying for hedge accounting, from current to non-current. In addition, the fiscal 2009 presentation related to derivatives qualifying for cash flow hedge accounting was reclassified to conform to the current year presentation.

(5)	The current portion within provisions and accruals of fiscal 2009 was reclassified to conform to the fiscal 2011 and 2010 presentation.

(6)	Following a change in accounting pronouncements with the beginning of fiscal year 2010 additions to assets held for rental in operating leases, in previous years reported under additions to intangible assets and property, plant and equipment, were retrospectively reclassified from net cash provided by (used in) investing activities to net cash provided by (used in) operating activities. For further information, see Notes to the Consolidated Financial Statements.

(7)	Discontinued operations are financed principally through Corporate Treasury. The item Financing discontinued operations includes these intercompany financing transactions.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

SIEMENS

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the fiscal years ended September 30, 2011, 2010 and 2009

(in millions of €)

	Common stock	Additional paid-in capital
Balance at October 1, 2008	2,743	5,997

Net income	—	—
Other comprehensive income, net of tax	—	—
Dividends	—	—
Share-based payment	—	63
Re-issuance of treasury stock	—	(114)
Other changes in equity	—	—

Balance at September 30, 2009	2,743	5,946

Balance at October 1, 2009	2,743	5,946

Net income	—	—
Other comprehensive income, net of tax	—	—
Dividends	—	—
Share-based payment	—	60
Re-issuance of treasury stock	—	(20)
Other changes in equity	—	—

Balance at September 30, 2010	2,743	5,986

Balance at October 1, 2010	2,743	5,986

Net income	—	—
Other comprehensive income, net of tax	—	—
Dividends	—	—
Share-based payment	—	(3)
Re-issuance of treasury stock	—	28
Transactions with non-controlling interests(3)	—	—
Other changes in equity	—	—

Balance at September 30, 2011	2,743	6,011

(1)	Retained earnings includes actuarial gains and losses on pension plans and similar commitments of €(66) million, €(2,053) million and €(1,248) million, respectively, in the fiscal years ended September 30, 2011, 2010 and 2009.

(2)	In fiscal years ended September 30, 2011 and 2010, Other comprehensive income, net of tax, includes non-controlling interests of €1 million and €(1) million relating to Actuarial gains and losses on pension plans and similar commitments, €(5) million and €44 million relating to Currency translation differences, €—million and €—million relating to Available-for-sale financial assets and €(3) million and €—million relating to Derivative financial instruments.

(3)	Includes the acquisition of additional subsidiary shares in Siemens Ltd., India.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Total comprehensive income
		Other components of equity
Retained earnings		Currency translation differences	Available- for-sale financial assets	Derivative financial instruments	Total	Treasury shares at cost	Total equity attributable to shareholders of Siemens AG	Non-controlling interests	Total equity
22,989		(789)	4	(168)	22,036	(4,002)	26,774	606	27,380

2,292		—	—	—	2,292	—	2,292	205	2,497
(1,248	)(1)	(505)	72	329	(1,352)	—	(1,352)	(2)	(1,354)
(1,380)		—	—	—	(1,380)	—	(1,380)	(137)	(1,517)
—		—	—	—	—	—	63	—	63
—		—	—	—	—	370	256	—	256
(7)		—	—	—	(7)	—	(7)	(31)	(38)

22,646		(1,294)	76	161	21,589	(3,632)	26,646	641	27,287

22,646		(1,294)	76	161	21,589	(3,632)	26,646	641	27,287

3,899		—	—	—	3,899	—	3,899	169	4,068
(2,053	)(1)	1,176	19	(149)	(1,007)	—	(1,007)	43	(964	)(2)
(1,388)		—	—	—	(1,388)	—	(1,388)	(183)	(1,571)
(19)		—	—	—	(19)	—	41	—	41
—		—	—	—	—	259	239	—	239
(87)		3	—	—	(84)	—	(84)	80	(4)

22,998		(115)	95	12	22,990	(3,373)	28,346	750	29,096

22,998		(115)	95	12	22,990	(3,373)	28,346	750	29,096

6,145		—	—	—	6,145	—	6,145	176	6,321
(66	)(1)	134	(59)	(118)	(109)	—	(109)	(7)	(116	)(2)
(2,356)		—	—	—	(2,356)	—	(2,356)	(165)	(2,521)
(17)		—	—	—	(17)	—	(20)	—	(20)
—		—	—	—	—	336	364	—	364
(835)		(17)	—	—	(852)	—	(852)	(122)	(974)
12		—	—	—	12	—	12	(6)	6

25,881		2	36	(106)	25,813	(3,037)	31,530	626	32,156

SIEMENS—NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEGMENT INFORMATION (continuing operations)

As of and for the fiscal years ended September 30, 2011, 2010 and 2009

(in millions of €)

	New orders(1)			External revenue			Intersegment revenue
	2011	2010	2009	2011	2010	2009	2011	2010	2009
Sectors
Industry	37,594	30,243	29,263	31,635	29,093	29,932	1,306	1,109	1,092
Energy	34,765	30,122	30,076	27,285	25,205	25,406	322	315	387
Healthcare	13,116	12,872	11,950	12,463	12,281	11,869	54	83	58

Total Sectors	85,476	73,237	71,289	71,382	66,579	67,207	1,682	1,508	1,537
Equity Investments	—	—	—	—	—	—	—	—	—
Financial Services (SFS)	961	787	778	908	724	724	54	63	53
Reconciliation to Consolidated Financial Statements
Centrally managed portfolio activities	473	760	1,034	510	666	956	10	30	104
Siemens Real Estate (SRE)(7)	2,204	1,941	1,763	415	490	558	1,792	1,438	1,205
Corporate items and pensions	449	606	586	300	519	609	151	137	71
Eliminations, Corporate Treasury and other reconciling items	(3,982)	(3,275)	(2,918)	—	—	—	(3,689)	(3,176)	(2,970)

Siemens	85,582	74,055	72,532	73,515	68,978	70,053	—	—	—

(1)	This supplementary information on New orders is provided on a voluntary basis. It is not part of the Consolidated Financial Statements subject to the audit opinion.

(2)	Profit of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes.

(3)	Assets of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is defined as Total assets less income tax assets, less non-interest bearing liabilities other than tax liabilities. Assets of SFS and SRE is Total assets.

(4)	Free cash flow represents net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment. Free cash flow of the Sectors, Equity Investments and Centrally managed portfolio activities primarily exclude income tax, financing interest and certain pension related payments and proceeds. Free cash flow of SFS, a financial services business, and of SRE includes related financing interest payments and proceeds; income tax payments and proceeds of SFS and SRE are excluded.

(5)	To correspond with the presentation in the Consolidated Statements of Cash Flow, with the beginning of fiscal year 2010 additions to intangible assets and property, plant and equipment are reported excluding additions to assets held for rental in operating leases. Additions to assets held for rental in operating leases amount to €623 million and €463 million, respectively, in the fiscal years ended September 30, 2010 and 2009. For further information, see Notes to the Consolidated Financial Statements.

(6)	Amortization, depreciation and impairments contains amortization and impairments, net of reversals of impairments, of intangible assets other than goodwill as well as depreciation and impairments of property, plant and equipment, net of reversals of impairments.

(7)	As of September 30, 2010 and 2009, Total assets of SRE amounts to €4,554 million and €3,957 million after netting of certain intercompany finance receivables with certain intercompany finance liabilities.

Due to rounding, numbers presented may not add up precisely to totals provided.

Total revenue			Profit(2)			Assets(3)			Free cash flow(4)			Additions to intangible assets and property, plant and equipment(5)			Amortization, depreciation and impairments(6)
2011	2010	2009	2011	2010	2009	9/30/11	9/30/10	9/30/09	2011	2010	2009	2011	2010	2009	2011	2010	2009

32,941	30,203	31,024	3,618	2,658	2,372	7,904	7,823	8,496	3,475	3,208	2,985	676	565	627	786	784	808
27,607	25,520	25,793	4,141	3,361	3,127	1,257	805	1,594	2,937	4,322	2,335	634	579	662	525	447	385
12,517	12,364	11,927	1,334	653	1,362	11,264	11,952	12,813	1,887	2,296	1,655	284	328	353	645	709	654

73,064	68,087	68,744	9,093	6,673	6,861	20,425	20,580	22,902	8,299	9,826	6,975	1,594	1,472	1,642	1,956	1,940	1,847
—	—	—	(26)	(191)	(1,851)	3,382	3,319	3,833	116	402	236	—	—	—	—	—	—
961	787	777	428	443	300	14,602	12,506	11,704	344	330	326	60	95	154	265	334	320

520	696	1,059	(40)	(169)	(327)	(397)	(457)	(414)	(86)	(155)	(219)	6	16	14	7	12	33
2,207	1,928	1,763	150	250	341	4,974	5,067	4,489	(240)	9	3	453	328	298	272	296	181
451	656	680	(273)	(702)	(920)	(9,141)	(9,644)	(6,710)	(1,168)	(1,069)	(1,988)	62	57	64	60	74	84
(3,689)	(3,176)	(2,970)	(90)	(331)	(369)	70,398	71,455	59,121	(1,381)	(2,300)	(1,247)	(4)	(13)	(13)	(50)	(59)	(70)

73,515	68,978	70,053	9,242	5,974	4,035	104,243	102,827	94,926	5,885	7,043	4,087	2,171	1,954	2,159	2,510	2,598	2,395

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     Basis of presentation

The accompanying Consolidated Financial Statements present the operations of Siemens AG with registered offices in Berlin and Munich, Germany, and its subsidiaries (the Company or Siemens). They have been prepared in accordance with International Financial Reporting Standards (IFRS), as adopted by the European Union. The financial statements are also in accordance with IFRS as issued by the International Accounting Standards Board (IASB). Certain pronouncements have been early adopted, see Note 2 Summary of significant accounting policies—recently adopted accounting pronouncements.

Siemens prepares and reports its Consolidated Financial Statements in euros (€). Siemens is a German based multinational corporation with a business portfolio of activities predominantly in the field of electronics and electrical engineering, for further information see Note 37 Segment information.

The Consolidated Financial Statements were authorised for issue by the Managing Board on November 23, 2011. The Consolidated Financial Statements are generally prepared on the historical cost basis, except as stated in Note 2 Summary of significant accounting policies.

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

Business combinations—Business combinations are accounted for under the acquisition method. Siemens as the acquirer and the acquiree may have a relationship that existed before they contemplated the business combination, referred to as a pre-existing relationship. If the business combination in effect settles a pre-existing relationship, Siemens as the acquirer recognizes a gain or loss for the pre-existing relationship. The cost of an acquisition is measured at the fair value of the assets given and liabilities incurred or assumed at the date of exchange. Any contingent consideration to be transferred by Siemens as the acquirer will be recognised at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration that is deemed to be an asset or liability will be recognised either in profit or loss or as a change to other comprehensive income. If the contingent consideration is classified as equity, it will not be remeasured; subsequent settlement is accounted for within equity. Acquisition-related costs are expensed in the period incurred. Identifiable assets acquired and liabilities assumed in a business combination (including contingent liabilities) are measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest. Uniform accounting policies are applied. Non-controlling interests may be measured at their fair value (full-goodwill-methodology) or at the proportional fair value of assets acquired and liabilities assumed. After initial recognition non-controlling interests may show a deficit balance since both profits and losses are allocated to the shareholders based on their equity interests. In business combinations achieved in stages, any previously held equity interest in the acquiree is remeasured to its acquisition date fair value. If there is no loss of control, transactions with non-controlling interests are accounted for as equity transactions not affecting profit and loss. At the date control is lost, any retained equity interests are re-measured to fair value.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Associated companies and jointly controlled entities—Companies in which Siemens has the ability to exercise significant influence over operating and financial policies (generally through direct or indirect ownership of 20% to 50% of the voting rights) and jointly controlled entities are recorded in the Consolidated Financial Statements using the equity method of accounting and are initially recognized at cost. The following policies equally apply to associated companies and jointly controlled entities. Where necessary, adjustments are made to bring the accounting policies in line with those of Siemens. The excess of Siemens’ initial investment in associated companies over Siemens’ ownership percentage in the underlying net assets of those companies is attributed to certain fair value adjustments with the remaining portion recognized as goodwill. Goodwill relating to the acquisition of associated companies is included in the carrying amount of the investment and is not amortized but is tested for impairment as part of the overall investment in the associated company. Siemens’ share of its associated companies’ post-acquisition profits or losses is recognized in the Consolidated Statements of Income, and its share of post-acquisition movements in equity that have not been recognized in the associates’ profit or loss is recognized directly in equity. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment in the associated company. When Siemens’ share of losses in an associated company equals or exceeds its interest in the associate, Siemens does not recognize further losses, unless it incurs obligations or makes payments on behalf of the associate. The interest in an associate is the carrying amount of the investment in the associate together with any long-term interests that, in substance, form part of Siemens’ net investment in the associate. Intercompany results arising from transactions between Siemens and its associated companies are eliminated to the extent of Siemens’ interest in the associated company. Siemens determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If this is the case, Siemens calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value. Upon loss of significant influence over the associate, Siemens measures and recognises any retaining investment at its fair value. Any difference between the carrying amount of the associate upon loss of significant influence and the fair value of the retaining investment and proceeds from disposal is recognised in profit or loss.

Foreign currency translation—The assets, including goodwill, and liabilities of foreign subsidiaries, where the functional currency is other than the euro, are translated using the spot exchange rate at the end of the reporting period, while the Consolidated Statements of Income are translated using average exchange rates during the period. Differences arising from such translations are recognized within equity and reclassified to net income when the gain or loss on disposal of the foreign subsidiary is recognized. The Consolidated Statements of Cash Flow are translated at average exchange rates during the period, whereas cash and cash equivalents are translated at the spot exchange rate at the end of the reporting period.

The exchange rates of the significant currencies of non-euro countries used in the preparation of the Consolidated Financial Statements were as follows:

		Year-end exchange rate		Annual average rate
		€1 quoted into currencies specified below September 30,		€1 quoted into currencies specified below Fiscal year
Currency	ISO Code	2011	2010	2011	2010	2009
U.S. Dollar	USD	1.350	1.365	1.399	1.358	1.361
Chinese Renminbi	CNY	8.633	9.133	9.148	9.226	9.340
British Pound	GBP	0.867	0.860	0.871	0.869	0.875
Indian Rupee	INR	66.119	61.247	63.181	62.754	66.335

Foreign currency transaction—Transactions that are denominated in a currency other than the functional currency of an entity, are recorded at that functional currency applying the spot exchange rate at the date when the underlying transactions are initially recognized. At the end of the reporting period, foreign currency-

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

denominated monetary assets and liabilities are re-valued to functional currency applying the spot exchange rate prevailing at that date. Gains and losses arising from these foreign currency revaluations are recognized in net income. Those foreign currency-denominated transactions which are classified as non-monetary are remeasured using the historical spot exchange rate.

Hyperinflationary accounting—Financial statements of foreign subsidiaries, where the functional currency is the currency of a hyperinflationary economy, are adjusted to reflect changes in general purchasing power. In such instances, all items which are recognized on the Consolidated Statements of Financial Position and in the Consolidated Statements of Income are translated using the spot exchange rate at the end of the reporting period. Each non-monetary item on the Consolidated Statements of Financial Position which is carried at cost or amortized cost and each transaction in the Consolidated Statements of Income are restated by applying a general price index from the date of acquisition or initial incurrence of these items. The cumulative effects of inflation are recognized in retained earnings at first time adoption or as gains and losses in net income at subsequent periods.

Revenue recognition—Under the condition that persuasive evidence of an arrangement exists revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured, regardless of when the payment is being made. In cases where the inflow of economic benefits is not probable due to customer related credit risks the revenue recognized is subject to the amount of payments irrevocably received. Revenue is measured at the fair value of the consideration received or receivable net of discounts and rebates and excluding taxes or duty. The Company assesses its revenue arrangements against specific criteria in order to determine if it is acting as principal or agent. The following specific recognition criteria must also be met before revenue is recognized:

Sale of goods

Revenue from the sale of goods is recognized when the significant risks and rewards of ownership of the goods have passed to the buyer, usually on delivery of the goods.

Sales from construction contracts

A construction contract is a contract specifically negotiated for the construction of an asset or a combination of assets that are closely interrelated or interdependent in terms of their design, technology and function or their ultimate purpose or use. When the outcome of a construction contract can be estimated reliably, revenues from construction-type projects are generally recognized under the percentage-of-completion method, based on the percentage of costs to date compared to the total estimated contract costs, contractual milestones or performance. An expected loss on the construction contract is recognized as an expense immediately. When the outcome of a construction contract cannot be estimated reliably (1) revenue is recognized only to the extent contract costs incurred are probable of being recoverable, and (2) contract costs are recognized as an expense in the period in which they are incurred.

When a contract covers a number of assets, the construction of each asset is treated as a separate construction contract when (1) separate proposals have been submitted for each asset, (2) each asset has been subject to separate negotiation and the contractor and the customer have been able to accept or reject that part of the contract relating to each asset, and (3) the costs and revenues of each asset can be identified. A group of contracts, whether with a single customer or with several customers are treated as a single construction contract when (1) the group of contracts is negotiated as a single package, (2) the contracts are so closely interrelated that they are, in effect, part of a single project with an overall profit margin, and (3) the contracts are performed concurrently or in a continuous sequence.

During project execution variation orders by the customer for a change in the scope of the work to be performed under the contract may be received leading to an increase or a decrease in contract revenue. Examples of such variations are changes in the specifications or design of the asset and changes in the duration of the contract.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Rendering of services

Revenues from service transactions are recognized as services are performed. For long-term service contracts, revenues are recognized on a straight-line basis over the term of the contract or, if the performance pattern is other than straight-line, as the services are provided, i.e. generally under the percentage-of-completion method.

Sales from multiple element arrangements

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

Interest income

Interests are recognized using the effective interest method.

Royalties

Royalties are recognized on an accrual basis in accordance with the substance of the relevant agreement.

Income from lease arrangements

Operating lease income for equipment rentals is recognized on a straight-line basis over the lease term. An arrangement that is not in the legal form of a lease is accounted for as a lease if it is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset. Receivables from finance leases, in which Siemens as lessor transfers substantially all the risks and rewards incidental to ownership to the customer are recognized at an amount equal to the net investment in the lease. Finance income is subsequently recognized based on a pattern reflecting a constant periodic rate of return on the net investment using the effective interest method. A selling profit component on manufacturing leases is recognized based on the policies for outright sales. Profit from sale and leaseback transactions is recognized immediately if significant risks and rewards of ownership have passed to the buyer, the leaseback results in an operating lease and the transaction is established at fair value.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Dividends

Dividends are recognized when the right to receive payment is established.

Functional costs—In general, operating expenses by types are assigned to the functions following the functional area of the corresponding profit and cost centers. Expenses relating to cross-functional initiatives or projects are assigned to the respective functional costs based on an appropriate allocation principle. For additional information on amortization see Note 17 Other intangible assets, on depreciation see Note 18 Property, plant and equipment and on employee benefit expense see Note 35 Personnel costs.

Government grants—Government grants are recognized when there is reasonable assurance that the conditions attached to the grants are complied with and the grants will be received. Grants awarded for the purchase or the production of fixed assets (grants related to assets) are generally offset against the acquisition or production costs of the respective assets and reduce future depreciations accordingly. Grants awarded for other than non-current assets (grants related to income) are reported in the Consolidated Statements of Income under the same functional area as the corresponding expenses. They are recognized as income over the periods necessary to match them on a systematic basis to the costs that are intended to be compensated. Government grants for future expenses are recorded as deferred income.

Product-related expenses and losses from onerous contracts—Provisions for estimated costs related to product warranties are recorded in line item Cost of goods sold and services rendered at the time the related sale is recognized, and are established on an individual basis, except for the standard product business. The estimates reflect historic experience of warranty costs, as well as information regarding product failure experienced during construction, installation or testing of products. In the case of new products, expert opinions and industry data are also taken into consideration in estimating product warranty provisions. Expected losses from onerous contracts are recognized in the period when the current estimate of total contract costs exceeds contract revenue.

Research and development costs—Costs of research activities undertaken with the prospect of gaining new scientific or technical knowledge and understanding are expensed as incurred.

Costs for development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, are capitalized if (1) development costs can be measured reliably, the product or process is (2) technically and (3) commercially feasible, (4) future economic benefits are probable and (5) Siemens intends, and (6) has sufficient resources, to complete development and to use or sell the asset. The costs capitalized include the cost of materials, direct labour and other directly attributable expenditure that serves to prepare the asset for use. Such capitalized costs are included in line item Other intangible assets as other internally generated intangible assets, see Note 17 Other intangible assets. Other development costs are expensed as incurred. Capitalized development costs are stated at cost less accumulated amortization and impairment losses with an amortization period of generally three to five years.

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

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The goodwill impairment test is performed at the level of a cash-generating unit represented by a Division or equivalent, which is the lowest level at which goodwill is monitored for internal management purposes.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the cash-generating unit that is expected to benefit from the synergies of the business combination. If the carrying amount of the cash-generating unit, to which the goodwill is allocated, exceeds its recoverable amount, an impairment loss on goodwill allocated to this cash-generating unit is recognised. The recoverable amount is the higher of the cash-generating unit’s fair value less costs to sell and its value in use. If either of these amounts exceeds the carrying amount, it is not always necessary to determine both amounts. Siemens determines the recoverable amount of a cash-generating unit based on its fair value less costs to sell. These values are generally determined based on discounted cash flow calculations. Impairment losses on goodwill are not reversed in future periods if the recoverable amount exceeds the carrying amount of the cash-generating unit to which the goodwill is allocated; see Note 16 Goodwill for further information.

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

Property, plant and equipment—Property, plant and equipment is valued at cost less accumulated depreciation and impairment losses. This also applies to property classified as investment property. Investment property consists of property held either to earn rentals or for capital appreciation or both and not used in production or for administrative purposes. The fair value disclosed for investment property is primarily based on a discounted cash flow approach except for certain cases which are based on appraisal values.

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

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Discontinued operations and non-current assets held for disposal—Discontinued operations are reported when a component of an entity comprising operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity is classified as held for disposal or has been disposed of, if the component either (1) represents a separate major line of business or geographical area of operations and (2) is part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations or (3) is a subsidiary acquired exclusively with a view to resale. In the Consolidated Statements of Income, income (loss) from discontinued operations is reported separately from income and expenses from continuing operations; prior periods are presented on a comparable basis. In the Consolidated Statements of Cash Flow, the cash flows from discontinued operations are presented separately from cash flows of continuing operations; prior periods are presented on a comparable basis. The disclosures in the Notes to the Consolidated Financial Statements outside Note 4 Acquisitions, dispositions and discontinued operations that refer to the Consolidated Statements of Income and the Consolidated Statements of Cash Flow generally relate to continuing operations. Siemens reports discontinued operations separately in Note 4 Acquisitions, dispositions and discontinued operations. In order to present the financial effects of a discontinued operation revenues and expenses arising from intragroup transactions are eliminated except for those revenues and expenses that are considered to continue after the disposal of the discontinued operation. In any case no profit or loss is recognized for intragroup transactions.

Siemens classifies a non-current asset or a disposal group as held for disposal if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the asset or disposal group must be available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets or disposal groups and its sale must be highly probable. The disclosures in Notes to Consolidated Financial Statements outside Note 4 Acquisitions, dispositions and discontinued operations that refer to the Consolidated Statements of Financial Position generally relate to assets that are not held for disposal. Siemens reports non-current assets or disposal groups held for disposal separately in Note 4 Acquisitions, dispositions and discontinued operations. Non-current assets classified as held for disposal and disposal groups are measured at the lower of their carrying amount and fair value less costs to sell, unless these items presented in the disposal group are not part of the measurement scope as defined in IFRS 5, Non-current Assets held for Sale and Discontinued Operations.

Income taxes—The Company applies IAS 12 Income taxes. Current taxes are calculated based on the profit (loss) of the fiscal year and in accordance with local tax rules of the tax jurisdiction respectively. Expected and executed additional tax payments respectively tax refunds for prior years are also taken into account. Under the liability method, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the income statement, unless related to items directly recognized in equity, in the period the new laws are enacted or substantively enacted. Deferred tax assets are recognized to the extent that it is probable that future taxable income will be available against which the deductible temporary differences, unused tax losses and unused tax credits can be utilized.

Inventories—Inventories are valued at the lower of acquisition or production costs and net realizable value, costs being generally determined on the basis of an average or first-in, first-out method. Production costs

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

comprise direct material and labor and applicable manufacturing overheads, including depreciation charges. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

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

For unfunded plans, Siemens recognizes a pension liability equal to the DBO adjusted by unrecognized past service cost. For funded plans, Siemens offsets the fair value of the plan assets with the benefit obligations. Siemens recognizes the net amount, after adjustments for effects relating to unrecognized past service cost and any asset ceiling, in line item Pension plans and similar commitments or in line item Other current assets.

Actuarial gains and losses, resulting for example from an adjustment of the discount rate or from a difference between actual and expected return on plan assets, are recognized by Siemens in the Consolidated Statements of Comprehensive Income in the year in which they occur. Those effects are recorded in full directly in equity, net of tax.

Provisions—A provision is recognized in the Statement of Financial Position when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect is material, provisions are recognized at present value by discounting the expected future cash flows at a pretax rate that reflects current market assessments of the time value of money. When a contract becomes onerous, the present obligation under the contract is recognized as a provision and measured at the lower of the expected cost of fulfilling the contract and the expected cost of terminating the contract as far as they exceed the expected economic benefits of the contract. Additions to provisions and reversals are generally recognized in the Consolidated Statements of Income. The present value of legal obligations associated with the retirement of property, plant and equipment (asset retirement obligations) that result from the acquisition, construction, development or normal use of an asset is added to the carrying amount of the related asset. The additional carrying amount is depreciated over the useful life of the related asset. Additions to and reductions from the present value of asset retirement obligations that result from changes in estimates are generally recognized by adjusting the carrying amount of the related asset and provision. If the asset retirement obligation is settled for other than the carrying amount of the liability, the Company recognizes a gain or loss on settlement.

Termination benefits—Termination benefits are recognized in the period incurred and when the amount is reasonably estimable. Termination benefits in accordance with IAS 19, Employee Benefits, are recognized as a liability and an expense when the entity has demonstrably committed itself, through a formal termination plan or otherwise created a valid expectation, to either provide termination benefits as a result of an offer made in order to encourage voluntary redundancy or terminate employment before the normal retirement date.

Financial instruments—A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. Financial assets of the Company mainly include cash and cash equivalents, available-for-sale financial assets, trade receivables, loans receivable, finance lease receivables and derivative financial instruments with a positive fair value. Cash and cash equivalents are not included within the category available-for-sale financial assets as these financial instruments are not subject to fluctuations in value. Siemens does not make use of the category held to maturity. Financial liabilities of the Company mainly comprise notes and bonds, loans from banks, trade payables, finance lease payables and derivative financial instruments with a negative fair value. Siemens does not make use of the option to designate financial assets or financial liabilities at fair value through profit or loss at inception (Fair Value Option). Based

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

on their nature, financial instruments are classified as financial assets and financial liabilities measured at cost or amortized cost and financial assets and financial liabilities measured at fair value and as receivables from finance leases. For additional information see Note 31 Additional disclosures on financial instruments and Note 32 Derivative financial instruments and hedging activities.

Financial instruments are recognized on the Consolidated Statements of Financial Position when Siemens becomes a party to the contractual obligations of the instrument. Regular way purchases or sales of financial assets, i.e. purchases or sales under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the marketplace concerned, are accounted for at the trade date.

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

Available-for-sale financial assets—Investments in equity instruments, debt instruments and fund shares are all classified as available-for-sale financial assets and are measured at fair value, if reliably measurable. Unrealized gains and losses, net of applicable deferred income taxes, are recognized in line item Other comprehensive income, net of tax. Provided that fair value cannot be reliably determined, Siemens measures available-for-sale financial instruments at cost. This applies to equity instruments that do not have a quoted market price in an active market, and decisive parameters cannot be reliably estimated to be used in valuation models for the determination of fair value.

When available-for-sale financial assets incur a decline in fair value below acquisition cost and there is objective evidence that the asset is impaired, the cumulative loss that has been recognized in equity is removed from equity and recognized in the Consolidated Statements of Income. The Company considers all available evidence such as market conditions and prices, investee-specific factors and the duration as well as the extent to which fair value is less than acquisition cost in evaluating potential impairment of its available-for-sale financial assets. The Company considers a decline in fair value as objective evidence of impairment, if the decline exceeds 20% of costs or continues for more than six months. An impairment loss for debt instruments is reversed in subsequent periods, if the reasons for the impairment no longer exist.

Loans and receivables—Financial assets classified as loans and receivables are measured at amortized cost using the effective interest method less any impairment losses. Impairment losses on trade and other receivables are recognized using separate allowance accounts. For additional information regarding the determination of valuation allowances see Note 3 Critical accounting estimates. Loans and receivables bearing no or lower interest rates compared to market rates with a maturity of more than one year are discounted.

Financial liabilities—Siemens measures financial liabilities, except for derivative financial instruments, at amortized cost using the effective interest method.

Derivative financial instruments—Derivative financial instruments, such as foreign currency exchange contracts and interest rate swap contracts, are measured at fair value. Derivative financial instruments are classified as held for trading unless they are designated as hedging instruments, for which hedge accounting is applied. Changes in the fair value of derivative financial instruments are recognized periodically either in net

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

income or, in the case of a cash flow hedge, in line item Other comprehensive income, net of tax (applicable deferred income taxes). Certain derivative instruments embedded in host contracts are also accounted for separately as derivatives.

Fair value hedges—The carrying amount of the hedged item is adjusted by the gain or loss attributable to the hedged risk. Where an unrecognized firm commitment is designated as hedged item, the subsequent cumulative change in its fair value is recognized as a separate financial asset or liability with corresponding gain or loss recognized in net income.

For hedged items carried at amortized cost, the adjustment is amortized until maturity of the hedged item. For hedged firm commitments the initial carrying amount of the assets or liabilities that result from meeting the firm commitments are adjusted to include the cumulative changes in the fair value that were previously recognized as separate financial assets or liabilities.

Cash flow hedges—The effective portion of changes in the fair value of derivative instruments designated as cash flow hedges are recognized in line item Other comprehensive income, net of tax (applicable deferred income taxes), and any ineffective portion is recognized immediately in net income. Amounts accumulated in equity are reclassified into net income in the same periods in which the hedged item affects net income. For additional information see Note 32 Derivative financial instruments and hedging activities.

Share-based payment—IFRS 2, Share-based payment, distinguishes between cash-settled and equity-settled share-based payment transactions. For both types, the fair value is measured at grant date and compensation expense is recognized over the vesting period during which the employees become unconditionally entitled to the awards granted. Cash-settled awards are re-measured at fair value at the end of each reporting period and upon settlement. Siemens uses an option pricing model to determine the fair value of stock options. The fair value of other share-based awards, such as stock awards, matching shares, and shares granted under the Jubilee Share Program, is determined as the market price of Siemens shares, considering dividends during the vesting period the grantees are not entitled to and market conditions and non-vesting conditions, if applicable. See Note 34 Share-based payment for further information on share-based awards.

Prior year information—The presentation of certain prior year information has been reclassified to conform to the current year presentation. Specifically, gains from the sale of investments accounted for using the equity method were reclassified to line item Income (loss) from investments accounted for using the equity method amounting to €47 million and €327 million, respectively, in fiscal 2010 and 2009. The fiscal 2010 amounts of trade receivables and trade payables from the sale of goods and services with maturity dates of more than twelve months were reclassified from non-current Other financial assets amounting to €531 million and from non-current Other financial liabilities amounting to €19 million, respectively, to current line items Trade and other receivables and Trade Payables due to its business operations reference. Siemens adjusted prior period information on related party transactions to conform to the current year presentation. In May 2008, the IASB issued a standard for improvements to International Financial Reporting Standards. In the Consolidated Statements of Cash Flow, according to an amendment of IAS 7, Statement of Cash Flows, cash flows to manufacture or acquire assets held for rental and subsequent sale in the course of the ordinary activities are presented as cash flows from operating activities. Previously, cash outflows in the context of operating leases have been presented as cash flows from investing activities. The amended IAS 7 is effective for annual periods beginning on or after January 1, 2009. Siemens applied the amendment retrospectively in the Statement of Cash Flow in fiscal year 2010. The amended IAS 1, applied retrospectively in fiscal 2010, resulted in the reclassification of certain derivative financial instruments, not qualifying for hedge accounting, from current to non-current. As of September 30, 2009, the reclassification from line item Other current financial assets and liabilities to line item Other financial assets and liabilities amounted to €495 million and €519 million, respectively. Beginning in fiscal 2010, the Company presents total interest income and expense separately in the Consolidated Statements of Income in accordance with Part II of the Annual Improvements Project 2008 of the IASB. Additionally, fiscal 2009 pension-related interest income (expense) as well as impairments, net of

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

reversals of impairments on investments accounted for using the equity method and non-current available-for-sale investments are reclassified retrospectively in the Consolidated Statements of Cash Flow to conform to the current presentation.

Recently adopted accounting pronouncements

In January 2008, the IASB published the revised standards IFRS 3, Business Combinations (IFRS 3 (2008)) and IAS 27, Consolidated and Separate Financial Statements (IAS 27 (2008)) which were endorsed in fiscal 2009. The revised standards are effective for business combinations in annual periods beginning on or after July 1, 2009 and were applied by the Company as of fiscal 2010 including its consequential amendments to IFRS 2, IFRS 7 and IAS 39, Financial Instruments: Recognition and Measurement (IAS 39).

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

In fiscal 2010, the Company also adopted IAS 7, Statements of Cash Flows (retrospectively) and IAS 16, Property, Plant and Equipment in conjunction with the 2008 Improvements to IFRSs as well as IAS 23, Borrowing Costs (as revised 2007).

In March 2009, the IASB issued Improving Disclosures about Financial Instruments (Amendments to IFRS 7, Financial Instruments: Disclosures) which enhances disclosures about fair value measurements of Financial Instruments. A three-level fair value disclosure hierarchy is introduced, that distinguishes fair value measurements by the significance of the inputs used and reflects the availability of observable market inputs when estimating fair values. Amendments are also made to enhance disclosures on liquidity risks, by clarifying the scope of liabilities to be disclosed in a maturity analysis. Siemens decided to early adopt the amendment in its fiscal 2009 Consolidated Financial Statements.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Recent accounting pronouncements, not yet adopted

The following pronouncements, issued by the IASB, are not yet effective and have not yet been adopted by the Company:

In June 2011, the IASB issued IAS 19, Employee Benefits. The amended IAS 19 eliminates the corridor approach and requires recognition of actuarial gains and losses in line item Other Comprehensive Income. These changes will have no impact on the Company because the Company does not apply the corridor approach and already recognizes changes in actuarial gains and losses in line item Other Comprehensive Income. The amended IAS 19, in addition, replaces the expected return on assets and interest costs on the defined benefit obligation with a single net interest component. Past service costs will be recognized fully in the period of the related plan amendment. The amendments to IAS 19 also change the requirements for termination benefits and include enhanced presentation and disclosure requirements. The standard is effective for annual periods beginning on or after January 1, 2013; early application is permitted. The Company is currently assessing the impact of adopting the amended IAS 19 on the Company’s Consolidated Financial Statements and will determine an adoption date.

In May 2011, the IASB published its improvements to the accounting and disclosure requirements for consolidation, off balance sheet activities and joint arrangements by issuing IFRS 10, Consolidated Financial Statements, IFRS 11, Joint Arrangements, IFRS 12, Disclosure of Interests in Other Entities and consequential amendments to IAS 27, Separate Financial Statements (amended 2011) and IAS 28, Investments in Associates and Joint Ventures (amended 2011).

IFRS 10 supersedes the requirements relating to consolidated financial statements in IAS 27, Consolidated and Separate Financial Statements (amended 2008) and also supersedes SIC-12, Consolidation—Special Purpose Entities. IFRS 11 supersedes IAS 31, Interests in Joint Ventures (amended 2008) and SIC-13, Jointly Controlled Entities—Non-Monetary Contributions by Venturers. IFRS 12 replaces disclosure requirements in IAS 27, Consolidated and Separate Financial Statements (amended 2008), IAS 28, Investments in Associates and IAS 31, Interests in Joint Ventures (amended 2008). IFRS 10 builds on existing principles by identifying a comprehensive concept of control as the determining factor in whether an entity should be included within the Consolidated Financial Statements. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Major changes in relation to current guidance might relate to the assessment of control in situations when an investor holds less than a majority of voting rights, however, has the practical ability to direct the relevant activities of the investee unilaterally by other means.

IFRS 11 provides guidance for the accounting of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form. IFRS 11 classifies joint arrangements into two types—joint operations and joint ventures: A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint venturers) have rights to the net assets of the arrangement. IFRS 11 requires a joint operator to recognize and measure the assets and liabilities (and recognize the related revenues and expenses) in relation to its interest in the arrangement applicable to the particular assets, liabilities, revenues and expenses. A joint venturer is required to recognize an investment and to account for that investment using the equity method.

IFRS 12 is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, structured entities and off balance sheet vehicles. The standard requires an entity to disclose information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

IAS 27 (amended 2011) now only contains requirements relating to separate financial statements as a result of the issuance of the new standard IFRS 10.

According to the amendment of IAS 28 an entity shall account for an investment, or a portion of an investment, in an associate or a joint venture as held for sale if it meets the relevant criteria. Any retained portion of an investment in an associate or a joint venture that has not been classified as held for sale shall be accounted for using the equity method until disposal of the portion that is classified as held for sale takes place.

IFRS 10, 11, 12 and the consequential amendments to IAS 27 and IAS 28 are effective for annual periods beginning on or after January 1, 2013. These new or amended standards may be adopted early, but must be adopted as a package, that is, all as of the same date, except that an entity may early adopt the disclosure provisions for IFRS 12 (without adopting the other new standards). The standards are to be applied on a retrospective basis. IFRS 10, 11, 12, and the consequential amendments to IAS 27 and IAS 28 are not endorsed by the European Union yet. The Company is currently assessing the impact of the adoption on the Company’s Consolidated Financial Statements and will determine an adoption date.

In May 2011, the IASB issued IFRS 13, Fair Value Measurement. The new standard does not determine if a fair value measurement is applicable for certain assets and liabilities, but merely defines fair value and standardizes disclosure requirements for fair value measurements. The new standard is applicable for annual periods beginning on or after January 1, 2013; early adoption is permitted. IFRS 13 is not endorsed by the European Union yet. Regarding financial instruments, the majority of changes required by IFRS 13 have already been introduced, mainly by amendments to IFRS 7, Financial Instruments: Disclosures. Hence, only a minor impact is expected for financial assets and financial liabilities. The Company is currently assessing the impact of the adoption concerning non-financial assets and liabilities on the Company’s Consolidated Financial Statements and will determine an adoption date.

In October 2010, the IASB issued amendments to IFRS 7, Financial Instruments: Disclosures, which enhance the disclosure requirements, hence maintain the derecognition model of IAS 39. The amendments increase the disclosure requirements for transfers of financial assets where the transferor retains continuing involvement in the transferred asset; additional disclosures are required if a disproportionate amount of transfer transactions are undertaken around the end of a reporting period. The amendment is applicable for annual reporting periods beginning on or after July 1, 2011; early adoption is permitted. The Company expects no material impact on the Company’s Consolidated Financial Statements as a result of adopting the amendment.

In November 2009, the IASB issued IFRS 9, Financial Instruments. This standard is the first phase of the IASB’s three-phase project to replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 amends the classification and measurement requirements for financial assets, including some hybrid contracts. It uses a single approach to determine whether a financial asset is measured at amortized cost or at fair value, replacing the different rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments (its business model) and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the different impairment methods in IAS 39. The new standard is still applicable for annual reporting periods beginning on or after January 1, 2013; early adoption is permitted. Nevertheless, the IASB issued an exposure draft in August 2011 proposing to postpone the effective date of IFRS 9 to annual reporting periods beginning on or after January 1, 2015. It is expected that the exposure draft will be implemented. The delay is owed to the still outstanding publication of phases 2 (impairment) and 3 (hedge accounting) of IFRS 9. The European Financial Reporting Advisory Group already had postponed its endorsement advice, to take more time to consider the output from the IASB project to improve accounting for financial instruments. The Company is currently assessing the impacts of the adoption on the Company’s Consolidated Financial Statements.

The IASB issued various other pronouncements. These recently adopted pronouncements as well as pronouncements not yet adopted did not have a material impact on Siemens’ Consolidated Financial Statements.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3.     Critical accounting estimates

Siemens’ Consolidated Financial Statements are prepared in accordance with IFRS as issued by the IASB and as adopted by the EU. Siemens’ significant accounting policies, as described in Note 2 Summary of significant accounting policies are essential to understanding the Company’s results of operations, financial positions and cash flows. Certain of these accounting policies require critical accounting estimates that involve complex and subjective judgments and the use of assumptions, some of which may be for matters that are inherently uncertain and susceptible to change. Such critical accounting estimates could change from period to period and have a material impact on the Company’s results of operations, financial positions and cash flows. Critical accounting estimates could also involve estimates where management reasonably could have used a different estimate in the current accounting period. Management cautions that future events often vary from forecasts and that estimates routinely require adjustment.

Revenue recognition on construction contracts—The Company’s Sectors, particularly Energy and Industry, conduct a significant portion of their business under construction contracts with customers. The Company generally accounts for construction projects using the percentage-of-completion method, recognizing revenue as performance on contract progresses. Certain long-term service contracts are accounted for under the percentage-of-completion method as well. This method places considerable importance on accurate estimates of the extent of progress towards completion and may involve estimates on the scope of deliveries and services required for fulfilling the contractually defined obligations. Depending on the methodology to determine contract progress, the significant estimates include total contract costs, remaining costs to completion, total contract revenues, contract risks and other judgments. Management of the operating Divisions continually reviews all estimates involved in such construction contracts, including commercial feasibility, and adjusts them as necessary. Under the percentage-of-completion method, such changes in estimates may lead to an increase or decrease of revenues in the respective reporting period. The Company also uses the percentage-of-completion method for projects financed directly or indirectly by Siemens. In order to qualify for such accounting, the credit quality of the customer must meet certain minimum parameters as evidenced by the customer’s credit rating or by a credit analysis performed by Financial Services (SFS). At a minimum, a customer’s credit rating must be single B or B2 respectively from external rating agencies or an equivalent SFS-determined rating. In cases the inflow of economic benefits is not probable due to customer related credit risks the revenue is restricted to the amount of payments irrevocably received. The Company believes the credit factors used provide a reasonable basis for assessing credit quality.

Trade and other receivables—The allowance for doubtful accounts involves significant management judgment and review of individual receivables based on individual customer creditworthiness, current economic trends and analysis of historical bad debts on a portfolio basis. For the determination of the country-specific component of the individual allowance, we also consider country credit ratings, which are centrally determined based on information from external rating agencies. Regarding the determination of the valuation allowance derived from a portfolio-based analysis of historical bad debts, a decline of receivables in volume results in a corresponding reduction of such provisions and vice versa. As of September 30, 2011 and 2010, Siemens recorded a total valuation allowance for accounts receivable of €1,147 million and €1,161 million, respectively.

Impairment—Siemens tests at least annually whether goodwill has incurred any impairment, in accordance with its accounting policy. The determination of the recoverable amount of a cash-generating unit to which goodwill is allocated involves the use of estimates by management. The outcome predicted by these estimates is influenced e.g. by the successful integration of acquired entities, volatility of capital markets, interest rate developments, foreign exchange rate fluctuations and the outlook on economic trends. The recoverable amount is the higher of the cash-generating unit’s fair value less costs to sell and its value in use. The Company generally uses discounted cash flow based methods to determine these values. These discounted cash flow calculations use five-year projections that are based on financial plannings. Cash flow projections take into account past experience and represent management’s best estimate about future developments. Cash flows after the planning period are extrapolated using individual growth rates. Key assumptions on which management has based its

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

determination of fair value less costs to sell and value in use include estimated growth rates, weighted average cost of capital and tax rates. These estimates, including the methodology used, can have a material impact on the respective values and ultimately the amount of any goodwill impairment. In fiscal 2011, the company assessed the current commercial feasibility of its solar and hydro business, the level at which goodwill is monitored from the group perspective, as part of the Renewable Energy Division of the Energy Sector and recorded a goodwill impairment loss of €128 million. In fiscal 2010, a goodwill impairment of €1,145 million was recognized in the Diagnostics Division of the Healthcare Sector. See Note 16 Goodwill for further information.

Likewise, whenever property, plant and equipment, other intangible assets and investments accounted for using the equity method are tested for impairment, the determination of the assets’ recoverable amount involves the use of estimates by management and can have a material impact on the respective values and ultimately the amount of any impairment.

In fiscal 2009, Nokia Siemens Networks B.V. (NSN) presented in the segment Equity Investments was tested for impairment. The main triggering events were NSN’s loss of market share as well as a decrease in the product business operations resulting in significantly adjusted financial forecasts of future cash flows of NSN. The NSN impairment test was based on fair value less costs to sell applying a discounted cash flow method. As a result, an impairment loss of €1,634 million was recognized in fiscal 2009. Whether future impairments of our investment in NSN will be required is dependent on its ability to grow and/or otherwise return to increasing profitability.

Measurement of non-current assets and disposal groups classified as held for disposal—Assets held for disposal and disposal groups are measured at the lower of their carrying amount and their fair value less costs to sell. The determination of the fair value less costs to sell may include the use of management estimates and assumptions that tend to be uncertain.

In fiscal 2011, the disposal group Siemens IT Solutions and Services was measured at fair value less costs to sell upon classification as held for disposal and discontinued operation. The fair value was assumed to be represented by the purchase price as negotiated between Siemens and Atos S.A. (AtoS) including the consideration that AtoS committed itself to pay for the transfer of Siemens IT Solutions and Services less commitments entered into by Siemens. The valuation of these commitments involves subjective judgment by management on the probability, timing and amount of these obligations. These management estimates had an effect on the amount of impairment losses recognized during fiscal 2011 and on the deconsolidation result recognized in the fourth quarter of fiscal 2011. These estimates are subject to change and thus any variation to the estimates could influence the amount of the total loss on the disposal of Siemens IT Solutions and Services presented within discontinued operations beyond fiscal 2011.

Employee benefit accounting—Pension plans and similar commitments—Obligations for pension and other post-employment benefits and related net periodic benefit costs are determined in accordance with actuarial valuations. These valuations rely on key assumptions including discount rates, expected return on plan assets, expected salary increases, mortality rates and health care trend rates. The discount rate assumptions are determined by reference to yields on high-quality corporate bonds of appropriate duration and currency at the end of the reporting period. In case such yields are not available discount rates are based on government bonds yields. Expected returns on plan assets assumptions are determined on a uniform methodology, considering long-term historical returns and asset allocations. Due to changing market and economic conditions the underlying key assumptions may differ from actual developments and may lead to significant changes in pension and other post-employment benefit obligations. Such differences are recognized in full directly in equity in the period in which they occur without affecting profit or loss. See Note 24 Pension plans and similar commitments for further information.

Termination benefits—Siemens runs restructuring projects on an individual basis. Costs in conjunction with terminating employees and other exit costs are subject to significant estimates and assumptions. See Note 5 Restructuring expense for further information.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Provisions—Significant estimates are involved in the determination of provisions related to onerous contracts, warranty costs, asset retirement obligations and legal proceedings. A significant portion of the business of certain operating divisions is performed pursuant to long-term contracts, often for large projects, in Germany and abroad, awarded on a competitive bidding basis. Siemens records a provision for onerous sales contracts when current estimates of total contract costs exceed expected contract revenue. Such estimates are subject to change based on new information as projects progress toward completion. Onerous sales contracts are identified by monitoring the progress of the project and updating the estimate of total contract costs which also requires significant judgment relating to achieving certain performance standards, for example in the Mobility Division, Industry Solutions Division, at Healthcare, in the Fossil Power Generation Division and in the Power Transmission Division as well as estimates involving warranty costs and estimates regarding project delays including the assessment of responsibility splits between the contract partners for these delays. Significant estimates and assumptions are also involved in the determination of provisions related to major asset retirement obligations. Uncertainties surrounding the amount to be recognized include, for example, the estimated costs of decommissioning because of the long time frame over which future cash outflows are expected to occur including the respective interest accretion. Amongst others, the estimated cash outflows could alter significantly if, and when, political developments affect the government’s plans to develop the final storage. See Note 25 Provisions for further information on major asset retirement obligations.

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

4.     Acquisitions, dispositions and discontinued operations

a)     Acquisitions

In fiscal 2011, 2010 and 2009, the Company completed a number of acquisitions. These acquisitions have been accounted for under the acquisition method and have been included in the Company’s Consolidated Financial Statements since the date of acquisition.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

aa)     Acquisitions in fiscal 2011

At the beginning of July 2011, Siemens acquired a controlling interest of 100% in Siteco Lighting GmbH (Siteco) in a share deal transaction. Siteco is a leading European lighting company that supplies luminaires and lighting systems for urban infrastructures such as public and commercial buildings, streets, tunnels, airports and sports stadiums. The rationale for the acquisition was to enhance Siemens’ activities in the lighting market benefitting from strong relationships with key decision makers of wholesalers and architects. The aggregate consideration amounts to €132 million (including €5 million cash acquired), which consists of €128 million paid in cash and €4 million recorded within Other liabilities. In the course of the acquisition, Siemens AG assumed an external bank liability of Siteco of €126 million. Siteco will be integrated into OSRAM, which is presented in discontinued operations. The following figures represent the final purchase price allocation and show the amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed: Intangible assets €96 million, Property, plant and equipment €70 million, Inventories €38 million, Receivables €38 million, Deferred income taxes €(41) million and Pension provisions €(31) million. Intangible assets mainly relate to customer relationships of €37 million with useful lives from two to ten years, technology of €26 million with useful lives of three to 17 years and to the Siteco corporate brand of €8 million, which was considered to be of indefinite useful life. Goodwill of €107 million comprises intangible assets that are not separable such as employee know-how and expected synergy effects. The acquired Siteco business contributed revenues of €62 million and a net loss of €(6) million in discontinued operations (including effects from purchase accounting and integration costs) to Siemens for the period from acquisition to September 30, 2011. If Siteco had been included as of October 1, 2010, the impact on consolidated revenues and consolidated net income in discontinued operations for the 12 months ended September 30, 2011 would have been €231 million and €(30) million, respectively.

In January 2011, Siemens made a binding offer to purchase additional shares in order to increase its stake in its publicly listed Indian subsidiary Siemens Ltd. from about 55% to a maximum of 75%. The Company offered the shareholders of Siemens Ltd. to purchase their shares for a price of INR 930 million per share (written put). The offer period began on March 25, 2011 and ended on April 13, 2011. The offer was accepted in full until that date and the transaction was completed at the end of April 2011. At the date of public announcement, the purchase was accounted for as acquisition of non-controlling interests qualifying as a transaction between shareholders, as present ownership was transferred. As a result, line items Retained earnings and Non-controlling interests decreased by €857 million and €121 million, respectively. Transaction costs, net of tax, were deducted from equity. Line item Other comprehensive income was proportionally reallocated between line items Non-controlling interests and Total equity attributable to shareholders of Siemens AG.

In fiscal 2011, Siemens additionally acquired various entities, which were not material, either individually or in aggregate.

ab)     Acquisitions in fiscal 2010

At the beginning of November 2009, Siemens completed the acquisition of 100% of Solel Solar Systems Ltd., (Solel), a solar thermal power technology company. The rationale for the acquisition was to expand the product portfolio of Siemens in the field of concentrated solar power (CSP) to become a leading CSP product and solution provider. Solel, which was consolidated as of November 2009, has been integrated into Energy Sector’s Renewable Division. The aggregate consideration amounts to €279 million (including €14 million cash acquired). The purchase price allocation was completed during the quarter ended December 31, 2010 and resulted in a Goodwill of €193 million. The amounts recognized based on the fair value measurement of assets acquired and liabilities assumed resulted in €56 million intangible assets, which were allocated as follows: €35 million was allocated to patented and unpatented technology with weighted average useful life of 6.5 years, €14 million to order backlog with weighted average useful life of one year and €7 million to in-process research and development and trademarks with weighted average useful life of 4 years. The acquired Solel business contributed revenues of €92 million and a net loss of €53 million (including purchase price accounting effects

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

and integration costs) to the group for the period from acquisition to September 30, 2010. In addition, a goodwill impairment loss amounting to €128 million has been recorded in fiscal 2011. For further details on the goodwill impairment see Note 16 Goodwill. If the acquisition had occurred on October 1, 2009, impact on consolidated revenues and consolidated loss for the 12 months ended September 30, 2010 would have been €109 million and €52 million, respectively.

In fiscal 2010, Siemens additionally acquired various entities, which were not material, either individually or in aggregate.

ac)     Acquisitions in fiscal 2009

In fiscal 2009, Siemens acquired various entities, which were not material, either individually or in aggregate.

b)     Dispositions and Discontinued Operations

ba)     Dispositions not qualifying for discontinued operations: closed transactions

Dispositions in fiscal 2011

In January 2009, Siemens had announced that it will terminate the Shareholders Agreement of the joint venture Areva NP S.A.S. and sell its 34% interest in Areva NP S.A.S. to the majority shareholder Areva S.A. (Areva) by exercising the put option. Following this, Areva NP S.A.S. had been presented as asset held for disposal as of September 30, 2009 and September 30, 2010 with a carrying amount of €190 million. In March 2011, an independent expert, appointed by Siemens and Areva based on the rules set forth in the shareholders’ agreement, determined the fair market value (purchase price) of Siemens’ 34% share in the joint venture Areva NP S.A.S. at €1,620 million upon which Siemens received a payment of €1,747 million from Areva. In addition to the externally determined fair market value, the sale proceeds include other adjusting components based on the shareholders’ agreement and further contractual arrangements between Siemens and Areva, namely interest accretion on the purchase price and a reimbursement of a mandatory capital injection from Areva to Siemens. Following the receipt of the expert opinion and the payment, our shares, previously accounted for as available-for-sale financial asset held for disposal at the Energy Sector, were transferred to Areva and derecognized at Siemens. In May 2011, an arbitral tribunal of the International Chamber of Commerce ruled on the modalities of Siemens’ exit from the joint venture Areva NP S.A.S. According to the final award of the arbitral tribunal, Siemens had to pay Areva an amount of €679 million including interest. For further information on the arbitration proceedings, see Note 30 Legal proceedings. The overall earnings impact of the termination of the joint venture Areva NP S.A.S. is included in Other financial income (expense)—see Note 9 Interest income, interest expense and other financial income (expense), net.

In January 2011, the sale of the 49% interest in Krauss-Maffei Wegmann GmbH & Co. KG (KMW) to Wegmann Group was closed after the approval of the antitrust authorities and the receipt of the second purchase price installment. The gain on the sale of KMW, which used to be reported in Equity Investments, is included in line item Income (loss) from investments accounted for using the equity method, net and amounts to €90 million.

At the end of July 2010, Siemens signed an agreement to sell its Electronics Assembly Systems business (EA), which was reported in Centrally managed portfolio activities, to ASM Pacific Technology Ltd. The transaction closed at the beginning of January 2011. Total losses on disposal of EA amount to €107 million, including a loss amounting to €1 million and €106 million in fiscal 2011 and 2010, respectively.

In December 2010, Siemens completed the transfer of its 19.8% stake in GIG Holding GmbH (owner of all shares of Gigaset Communications GmbH) to ARQUES Industries AG; 80.2% of the Siemens Home and Office Communication Devices Business, reported in Centrally managed portfolio activities, had already been transferred in October 2008, resulting in a net loss of €108 million (including an impairment loss of €78 million) of which the majority was recorded in fiscal 2008.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In fiscal 2011, Siemens completed the disposition of further entities, which were not material, either individually or in aggregate.

Dispositions in fiscal 2010

At the end of December 2009, Siemens sold its 25% minority stake in Dräger Medical AG & Co. KG to the majority shareholder Drägerwerk AG & Co. KGaA. The investment was accounted for using the equity method at the Healthcare Sector. The sale proceeds include a cash component, a vendor loan component and an option component, which is dependent on the share-price performance of the Drägerwerk AG & Co. KGaA.

Regarding the disposition of the Airfield Solutions Business of the Industry Sector and the Roke Manor activities in the U.K. see Note 6 Other operating income; regarding the sale of UBS Real Estate Kapitalanlagegesellschaft mbH see Note 8 Income (loss) from investments accounted for using the equity method, net.

In fiscal 2010, Siemens completed the disposition of further entities, which were not material, either individually or in aggregate.

Dispositions in fiscal 2009

The Siemens Wohnungsgesellschaft real estate transaction closed in the third quarter of fiscal 2009—see Note 6 Other operating income for further information.

At the beginning of November 2008, Siemens signed an agreement to sell its 50% stake of Fujitsu Siemens Computers (Holding) BV (FSC), which was presented in the segment Equity Investments, to Fujitsu Limited. The transaction closed at the beginning of April 2009. The transaction resulted in a pre-tax gain, net of related costs of €327 million. The transaction gain is included in line item Income (loss) from investments accounted for using the equity method, net.

In fiscal 2009, Siemens completed the disposition of further entities, which were not material, either individually or in aggregate.

bb)     Dispositions not qualifying for discontinued operations: held for disposal

The Consolidated Statements of Financial Position as of September 30, 2011 and 2010 include assets held for disposal of €249 million and €715 million and liabilities held for disposal of €— and €146 million, respectively, that do not qualify as discontinued operations. Included as of September 30, 2011 is mainly the carrying amount of our 25% interest in OAO Power Machines (PM), held by the Energy Sector. The closing of the transaction of PM is expected in fiscal 2012. Included as of September 30, 2010 have been mainly amounts relating to Electronics Assembly Systems (EA) in Centrally managed portfolio activities and Areva NP S.A.S., held by the Energy Sector. The investments in EA and in Areva NP S.A.S. both have been sold in fiscal 2011. The major classes of assets and liabilities classified as asset held for disposal in fiscal 2010 have been the carrying amount of our 34% interest in Areva NP S.A.S. and the operating assets and liabilities held by EA.

bc)     Discontinued operations

General

Siemens reports in this section about discontinued operations separately. The disclosures in the Notes to the Consolidated Financial Statements outside this section relate to continuing operations unless marked otherwise.

Net results of discontinued operations presented in the Consolidated Statements of Income in fiscal 2011, 2010 and 2009 amount to €(690) million (thereof €37 million income tax), €(194) million (thereof €24 million

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

income tax), and €(36) million (thereof €10 million income tax), respectively. Net results of discontinued operations for the periods presented relate to OSRAM, Siemens IT Solutions and Services, the former operating segments Communications (Com) and Siemens VDO Automotive (SV).

Net income from continuing operations and from discontinued operations attributable to shareholders of Siemens AG amount to €6,824 million and €(679) million, respectively, in fiscal 2011. Net income from continuing operations and from discontinued operations attributable to shareholders of Siemens AG amounted to €4,102 million and €(203) million, respectively, in fiscal 2010. Net income from continuing operations and from discontinued operations attributable to shareholders of Siemens AG amount to €2,331 million and €(39) million, respectively, in fiscal 2009.

OSRAM—discontinued operations, assets and liabilities held for disposal

In March 2011, Siemens announced that it plans to publicly list its subsidiary OSRAM AG (formerly OSRAM GmbH). Siemens intends to retain a minority stake in OSRAM, in which it will remain a long-term anchor shareholder. In September 2011 Siemens postponed the timing of the listing depending on the stabilization of the market conditions but continues to deem the listing highly probable. The conditions for OSRAM to be classified as held for disposal and discontinued operations were fulfilled as of the end of the second quarter of fiscal 2011. For information regarding classification and measurement of assets (or disposal groups) held for disposal and discontinued operations, see Note 2 Summary of significant accounting policies.

The results of OSRAM are disclosed as discontinued operations in the Company’s Consolidated Statements of Income for all periods presented.

	Year ended September 30,
	2011	2010	2009
	(in millions of €)
Revenue	5,032	4,681	4,036
Expenses	(4,521)	(4,185)	(4,062)
Costs to sell (carve-out costs)	(25)	—	—

Pretax income from discontinued operations	486	496	(26)

Income taxes on ordinary activities	(185)	(178)	11
Income taxes on costs to sell (carve-out costs)	8	—	—

Income from discontinued operations, net of income taxes	309	318	(15)

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The assets and liabilities of OSRAM are presented as held for disposal in the Consolidated Statements of Financial Position as of September 30, 2011. The carrying amounts of the major classes of assets and liabilities of OSRAM were as follows:

September 30, 2011
(in millions of €)
Trade and other receivables (see Note 12)	858
Inventories (see Note 14)	1,118
Goodwill	238
Other intangible assets	174
Property, plant and equipment	1,645
Deferred tax assets (see Note 10)	269
Financial assets (see Note 20)	174
Other assets	176

Assets classified as held for disposal	4,652

Trade payables	586
Current provisions (see Note 25)	84
Other current liabilities (see Note 22)	381
Pension plans and similar commitments (see Note 24)	410
Other liabilities (see Note 26)	279

Liabilities associated with assets classified as held for disposal	1,740

Revenue resulting from transactions between OSRAM and joint ventures and associates of Siemens in fiscal 2011, 2010 and 2009 amounted to €159 million, €129 million and €102 million, respectively. Expenses resulting from transactions between OSRAM and joint ventures and associates of Siemens in fiscal 2011, 2010 and 2009 amounted to €9 million, €16 million and €1 million, respectively. As of September 30, 2011, receivables from and liabilities to joint ventures and associates are €34 million and €3 million, respectively. For further information regarding related party transactions refer to Note 39 Related party transactions.

Siemens IT Solutions and Services—discontinued operations

In December 2010, Siemens and Atos S.A. (AtoS) signed an option agreement (written call option) which granted AtoS the right to acquire Siemens IT Solutions and Services. In February 2011, AtoS exercised its option to acquire Siemens IT Solutions and Services in exchange for 12.5 million newly issued shares in AtoS with a five-year lock-up commitment, a five-year convertible bond of €250 million (nominal value) and a cash payment of €177 million which was initially negotiated at an amount of €186 million and was reduced in the third quarter of fiscal 2011 due to changes in the transaction scope following further negotiations between the parties. Furthermore, Siemens provides extensive support in order to foster the Siemens IT Solutions and Services’ business success including, among others, up to €250 million to the integration and training costs as well as further protections and guarantees. Related to the transaction is a seven-year outsourcing contract worth around €5.5 billion, under which AtoS will provide managed services and system integration to Siemens, see Note 29 Commitments and contingencies. Closing of the transaction was on July 1, 2011 following clearance of the transaction by the relevant antitrust authorities and the approval from AtoS’ shareholders on July 1, 2011.

The conditions for Siemens IT Solutions and Services to be classified as held for disposal and discontinued operation were fulfilled as of the second quarter of fiscal 2011. For information regarding classification and measurement of assets (or disposal groups) held for disposal and discontinued operations, see Note 2 Summary of significant accounting policies.

The results of Siemens IT Solutions and Services with the exception of certain business activities which remain in the Siemens group are presented as discontinued operations in the Company’s Consolidated Statements

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

of Income for all periods presented. Business activities which remain with Siemens primarily relate to project HERKULES, which is reported in line item Centrally managed portfolio activities of Segment information and continues to be accounted for under the equity method. For information on HERKULES see Note 29 Commitments and contingencies.

	Year ended September 30,
	2011	2010	2009
	(in millions of €)
Revenue	2,705	3,838	4,161
Expenses	(3,087)	(4,445)	(4,279)
Loss on the measurement to fair value less costs to sell or on the disposal of the disposal group constituting the discontinued operations	(743)	(52)	—

Pretax loss from discontinued operations	(1,125)	(659)	(118)

Income taxes on ordinary activities	97	175	57
Income taxes on the loss on the measurement to fair value less costs to sell or on the disposal of the disposal group constituting the discontinued operations	202	16	—

Loss from discontinued operations, net of income taxes	(826)	(468)	(61)

For fiscal 2011, Siemens IT Solutions and Services recorded personnel related restructuring charges of €264 million presented in line item Expenses. Also included in this line item were termination benefits of €385 million recognized in fiscal 2010 under the restructuring program initiated for the strategic reorientation of Siemens IT Solutions and Services. Furthermore, in fiscal 2011 an amount of €78 million for personnel-related matters in connection with establishing Siemens IT Solutions and Services as a separate legal group was recognized in line item Expenses.

In the first quarter of fiscal 2011, Siemens IT Solutions and Services was still reviewed for impairment following the accounting guidance for continuing operations as the criteria for a presentation as held for disposal and discontinued operations were not fulfilled at that point in time.

Upon classification as held for disposal and discontinued operations in the second quarter of fiscal 2011 Siemens IT Solutions and Services was measured at the lower of its previous carrying amount and fair value less costs to sell. The fair market value was assumed to be represented by the consideration that AtoS committed itself to pay for the transfer of Siemens IT Solutions and Services less commitments entered into by Siemens. The loss recognized on the measurement to fair value less costs to sell and on the disposal of the disposal group of €743 million includes impairments of non-current assets in the measurement scope of €659 million recognized in the first three quarters of fiscal 2011 and the gain recognized upon deconsolidation in the fourth quarter of fiscal 2011 of €6 million as well as expenses for carve out activities necessary to establish Siemens IT Solutions and Services as a separate legal entity of €90 million. Further charges for the integration and training program at the amount to be indemnified to AtoS of €250 million were recorded in line item Expenses in the third quarter of fiscal 2011 when the criteria for the recognition as employee benefits liability were fulfilled. The deal-related loss excluding expenses for carve out activities totals €903 million.

The purchase consideration from AtoS recorded upon closing includes a cash payment of €177 million, as well as 12.5 million newly issued shares in AtoS and a convertible bond each recorded at their fair values of €483 million and €275 million, respectively, as of July 1, 2011. The cash consideration will be adjusted for the amount of net debt and the difference between the actual net working capital included in Siemens IT Solutions and Services as of June 30, 2011 determined based on certain provisions and assumptions included in the contract and a contractually agreed net working capital target. Siemens recognized a liability of €126 million for those cash purchase price adjustments, presented in line item Other current financial liabilities. Siemens also recorded contractual obligations, loss provisions and risk contingencies arising from the sales agreements with

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AtoS presented in line items Current provisions, Provisions and Other current financial liabilities of which the most material individual item relates to providing support to AtoS in connection with the integration and training program of €250 million, see Note 21 Other current financial liabilities.

With the loss of control over Siemens IT Solutions and Services Siemens deconsolidated the assets and liabilities of Siemens IT Solutions and Services. The carrying amounts of the major classes of assets and liabilities of Siemens IT Solutions and Services presented as held for disposal as of June 30, 2011 and derecognized upon closing are disclosed in the table below.

June 30, 2011 (prior to deconsolidation)
(in millions of €)
Trade and other receivables (see Note 12)	421
Inventories (see Note 14)	198
Deferred tax assets (see Note 10)	229
Financial assets (see Note 20)	214
Other assets	154

Assets classified as held for disposal	1,216

Trade payables	350
Current provisions (see Note 25)	79
Other current liabilities (see Note 22)	633
Pension plans and similar commitments (see Note 24)	183
Deferred tax liabilities (see Note 10)	67
Other liabilities (see Note 26)	278

Liabilities associated with assets classified as held for disposal	1,590

In line with our accounting policy as outlined in Note 2 Summary of significant accounting policies, intragroup balances between Siemens IT Solutions and Services and other Siemens subsidiaries were eliminated in the course of group consolidation as of June 30, 2011. Therefore, the assets and liabilities held for disposal as disclosed above did not include intragroup balances whereas the assets and liabilities derecognized upon closing also comprised intragroup balances. Moreover, prior to derecognition the assets and liabilities presented above were also adjusted for closing entries mainly relating to pensions and share-based payments. These effects total €290 million. Deconsolidated assets included €181 million in cash and cash equivalents presented in line item Financial assets as of June 30, 2011. The share of non-controlling interests in the deconsolidated net asset value amounts to €2 million. The reclassification of the Other components of equity resulted in a loss of €25 million.

Revenue resulting from transactions between Siemens IT Solutions and Services and joint ventures and associates of Siemens in fiscal 2011, 2010 and 2009 amounted to €100 million, €204 million and €277 million, respectively. Expenses resulting from transactions between Siemens IT Solutions and Services and joint ventures and associates of Siemens in fiscal 2011, 2010 and 2009 amounted to €24 million, €39 million and €70 million, respectively. As of September 30, 2011, receivables from and liabilities to joint ventures and associates are €— and €—, respectively. For further information regarding related party transactions refer to Note 39 Related party transactions.

The cash flows in connection with the disposal of Siemens IT Solutions and Services are shown in line item Net cash provided by (used in) investing activities (discontinued operations), including the effects resulting from the transfer and the contribution of plan assets into separate pension plans in fiscal 2011 in connection with the disposal of Siemens IT Solutions and Services. For further information regarding pensions refer to Note 24 Pension plans and similar commitments.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Former segments SV and Com—discontinued operations

Net results of discontinued operations of SV activities and the former operating segment Com presented in the Consolidated Statements of Income in fiscal 2011, 2010 and 2009 amounted to €(173) million (thereof €(85) million income tax), €(44) million (thereof €11 million income tax) and €40 million (thereof €(58) million income tax), respectively. The Company recorded a reserve in the second quarter of fiscal 2011 with regard to the restructuring measures before the sale of the SV activities in December 2007. Siemens sold its SV activities in December 2007. The net results of discontinued operations presented in the Consolidated Statements of Income for fiscal 2010 and 2009, relate mainly to legal and carve-out related matters in connection with the former Com activities; in fiscal 2009 they also relate to a loss on disposal of the Siemens Enterprise Communications business (SEN) which was compensated by a positive income effect of €154 million from a settlement between Siemens and The Gores Group regarding pending requirements for purchase price adjustment and further mutual obligations in relation to the disposal of SEN.

5.     Restructuring expense

Siemens has implemented and will continue to run various restructuring measures. In fiscal 2011, the three Sectors Industry, Energy and Healthcare, in total, incurred personnel-related termination benefits of €120 million. In fiscal 2010, the Industry Sector reported personnel-related expenses of €185 million from continuing operations for a number of restructuring projects.

The SG&A program was initiated in fiscal 2008, which aimed at reducing marketing, selling, general and administrative expense (SG&A) by approximately €1.2 billion by the year 2010. In fiscal 2009, net expenses under the SG&A program of €235 million were reported in Corporate items which include termination benefits resulting from the SG&A program and other ongoing personnel-related restructuring measures of €337 million. They also include a gain of €102 million attributable to the reversal of accrued termination benefits recognized as of September 30, 2008 for the German part of SG&A and related programs which is due to a change in estimate on the respective program measures, i.e. more intensive use of the early retirement arrangements as compared to severance payments in conjunction with transfer companies.

Restructuring costs are recorded in line item Income from continuing operations before income taxes. Line item Other current liabilities include the majority of the termination benefits.

The Siemens IT Solutions and Services restructuring program is disclosed at discontinued operations, see Note 4 Acquisitions, dispositions and discontinued operations.

6.     Other operating income

	Year ended September 30,
	2011	2010	2009
	(in millions of €)
Gains on disposals of businesses	27	134	75
Gains on sales of property, plant and equipment and intangibles	250	285	353
Other	278	420	291

	555	839	719

Item Gains on disposals of businesses, in fiscal 2010, includes €47 million gain related to the sale of our Airfield Solutions Business of the Industry Sector and €35 million from the sale of our Roke Manor activities in the U.K., held centrally. See Note 4 Acquisitions, dispositions and discontinued operations for further information.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Real estate, which we had recognized as a lessee finance lease under a previous sale and lease back transaction, was sold by the lessor (entities controlled by the Siemens Pension-Trust e.V.) in fiscal 2010, which resulted in the dissolution of our liability from continuing lease involvement of €191 million (non-cash transaction), the removal of real estate with a carrying amount of €122 million and a gain of €69 million reported in item Gains on sales of property, plant and equipment and intangibles. In connection with the new real estate operating lease, entered into in the second quarter of fiscal 2010, the Company received lease subsidies amounting to €43 million which are deferred and recognized in income over the term of the new lease. In fiscal 2010, item Gains on sales of property, plant and equipment and intangibles also includes a gain of €74 million from the sale of various properties in Zug, Switzerland. Item Gains on sales of property, plant and equipment and intangibles in fiscal 2009, includes a pre-tax gain of €224 million, net of related costs, from the sale of Siemens’ residential real estate holdings. The transaction is presented in Siemens Real Estate.

Item Other in fiscal 2011, includes €64 million income related to a settlement of legal matters in connection with portfolio activities. Item Other, in fiscal 2010, includes gains from settlement agreements with former Managing Board and Supervisory Board members in conjunction with compliance matters, mainly from Siemens’ directors and officers insurance of €84 million; as well as €40 million related to the recovery of funds frozen by authorities. In the third quarter of fiscal 2010, the Company ceased to consolidate a subsidiary because of a loss of control and began accounting for the investment using the equity method of accounting. This loss of control resulted in a gain of €40 million that is primarily attributable to the dilution of derivatives financial liabilities held by the investee. Item Other in fiscal 2009, includes income related to legal and regulatory matters. For further information on legal and regulatory matters included in item Other see Note 30 Legal proceedings.

7.     Other operating expense

	Year ended September 30,
	2011	2010	2009
	(in millions of €)
Impairment of goodwill, see Note 16 Goodwill	(128)	(1,145)	(32)
Losses on disposals of businesses	(30)	(115)	(68)
Losses on sales of property, plant and equipment and intangibles	(38)	(43)	(45)
Other	(306)	(251)	(437)

	(502)	(1,554)	(582)

Impairment of goodwill in fiscal 2011 relates to Energy’s Solar & Hydro business, the fiscal 2010 impairment relates to Healthcare’s Diagnostics Division, see Note 16 Goodwill for further information.

Item Losses on disposals of businesses in fiscal 2010, include €106 million provided for in connection with the announced sale of the Electronics Assembly Systems business held in Centrally managed portfolio activities.

Line item Other in fiscal 2011 and 2010 includes charges related to legal matters. Item Other in fiscal 2009, includes fees for outside advisors engaged in connection with investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities of €95 million and €53 million provided for in connection with a settlement agreement with the World Bank Group see Note 30 Legal proceedings for further information.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8.     Income (loss) from investments accounted for using the equity method, net

	Year ended September 30,
	2011	2010	2009
	(in millions of €)
Share of profit (loss), net	78	(22)	(394)
Gains (losses) on sales, net	139	56	332
Impairment	(72)	(25)	(1,643)
Reversals of impairment	2	—	85

	147	9	(1,620)

Item Share of profit (loss), net includes our share in NSN’s fiscal 2011, 2010 and 2009 earnings of €(280) million, €(533) million and €(543) million, respectively, our share in EN’s fiscal 2011, 2010 and 2009 earnings of €(46) million, €5 million and €(171) million, respectively, our share in BSH Bosch und Siemens Hausgeräte GmbH (BSH) as well as our share in KMW sold in January 2011; the two latter totaling €191 million, €277 million and €195 million, in fiscal 2011, 2010 and 2009, respectively, see also Note 19 Investments accounted for using the equity method for further information.

Item Gains (losses) on sales, net, in fiscal 2011, includes €90 million gain from the sale of KMW, see Note 4 Acquisitions, dispositions and discontinued operations. In fiscal 2010, the sale of UBS Real Estate Kapitalanlagegesellschaft mbH contributed €47 million gain to this line item; in fiscal 2009, €327 million relate to the gain from the sale of Siemens’ investment in FSC presented in the segment Equity Investments.

Investments in associates and in jointly controlled entities are tested for impairment if there is an indication that the investment may be impaired. When an investment is tested for impairment, Siemens believes, that the assumptions used are generally consistent with the current market assessment of the risks specific to the respective investment as of the period the impairment test is performed and take into consideration macroeconomic and industry specific trends.

In the three months ended September 30, 2011, the investment in Archimede Solar Energy S.r.l., Italy (Archimede) was impaired by €43 million. The main triggering events for the impairment were the reassessment of the long-term market developments and the continuing lack of a reference project. As a consequence the underlying business planning of the investment has been adjusted to reflect the expected lower growth prospects. The Archimede impairment is based on fair value less costs to sell applying a discounted cash flow method, which assumed a post-tax WACC of 9.1% and a terminal value growth rate of 0%. As a result, an impairment loss of €43 million was recognized in line item Income (loss) from investments accounted for using the equity method.

In the three months ended September 30, 2009, NSN, presented in the segment Equity Investments, was tested for impairment. The main triggering events were NSN’s loss of market share as well as a decrease in the product business operations resulting in significantly adjusted financial forecasts of future cash flows of NSN. The NSN impairment test is based on fair value less costs to sell applying a discounted cash flow method. As a result, an impairment loss of €1,634 million was recognized in line item Income (loss) from investments accounted for using the equity method. The weighted average cost of capital (WACC) and the terminal value growth rate were the key assumptions used in calculating the fair value of the NSN equity impairment. A post-tax WACC of 9% and a terminal value growth rate of 1% were used.

Item Reversals of impairment in fiscal 2009 of €51 million relates to an impairment in a previous year of an investment held by SFS, which was reversed as a result of a recovery of our expected future results from that investment.

For further information on the Company’s principal investments accounted for under the equity method see Note 19 Investments accounted for using the equity method.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

9.     Interest income, interest expense and other financial income (expense), net

	Year ended September 30,
	2011	2010	2009
	(in millions of €)
Pension related interest income	1,364	1,283	1,198
Interest income, other than pension	843	762	830

Interest income	2,207	2,045	2,028

Pension related interest expense	(1,223)	(1,333)	(1,398)
Interest expense, other than pension	(493)	(426)	(676)

Interest expense	(1,716)	(1,759)	(2,074)

Income (expense) from available-for-sale financial assets, net	854	(4)	(13)
Miscellaneous financial income (expense), net	(208)	(379)	(421)

Other financial income (expense), net	646	(383)	(434)

The components of item Income (expense) from pension plans and similar commitments, net were as follows:

	Year ended September 30,
	2011	2010	2009
	(in millions of €)
Expected return on plan assets	1,364	1,283	1,198
Interest cost	(1,223)	(1,333)	(1,398)

Income (expense) from pension plans and similar commitments, net	141	(50)	(200)

Total amounts of item Interest income and (expense), other than pension, were as follows:

	Year ended September 30,
	2011	2010	2009
	(in millions of €)
Interest income, other than pension	843	762	830
Interest (expense), other than pension	(493)	(426)	(676)

Interest income (expense), net, other than pension	350	336	154

Thereof: Interest income (expense) of operations, net	(26)	19	38
Thereof: Other interest income (expense), net	376	317	116

Item Interest income (expense) of Operations, net includes interest income and expense primarily related to receivables from customers and payables to suppliers, interest on advances from customers and advanced financing of customer contracts. Item Other interest income (expense), net includes all other interest amounts primarily consisting of interest relating to corporate debt, and related hedging activities, as well as interest income on corporate assets.

Item Interest income (expense) other than pension includes the following with respect to financial assets (financial liabilities) not at fair value through profit or loss:

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Year ended September 30,
	2011	2010	2009
	(in millions of €)
Total interest income on financial assets	833	747	801
Total interest expenses on financial liabilities(1)	(960)	(999)	(987)

(1)	Relating to hedged positions, herein only the interest expense on hedged items not at fair value through profit and loss is included, whereas item Interest expense, other than pension also contains the offsetting effect on interest of the hedging instrument. The difference is due to the disparities of interest rate swap contracts further explained in Note 32 Derivative financial instruments and hedging activities—Fair value hedges of fixed-rate debt obligations.

The components of item Income (expense) from available-for-sale financial assets, net were as follows:

	Year ended September 30,
	2011	2010	2009
	(in millions of €)
Dividends received	12	23	28
Gains on sales, net	881	17	16
Impairment	(40)	(47)	(59)
Other	1	3	2

Income (expense) from available-for-sale financial assets, net	854	(4)	(13)

Item Gains on sales, net, in fiscal 2011, include realized gains on sales of non-current available-for-sale financial assets held for disposal (not discontinued) which were previously measured at cost. Those gains, in fiscal 2011, mainly resulted from the disposal of Areva NP S.A.S. Gains on sales, net from Areva can be split up in a €1,520 million disposal gain in the second quarter of fiscal 2011 related to the termination of the Areva NP S.A.S. joint venture and a loss of €682 million incurred in the third quarter on the arbitrational ruling related to Siemens’ exit from the joint venture Areva NP S.A.S. The gain comprises (1) the payment from Areva to Siemens of €1,747 million including the purchase price of Siemens’ 34% share of €1,620 million, as defined in the shareholders’ agreement and further contractual arrangements between Siemens and Areva, other adjusting components of €76 million, mainly relating to interest accretion on the purchase price granted to Siemens as a component of fair market value since the termination of the shareholders’ agreement in early 2009, and a reimbursement of a mandatory capital injection from Areva to Siemens of €51 million after the issuance of the put notice in January 2009, (2) the carrying amount of the 34% share in Areva NP S.A.S. of €190 million to be derecognized and (3) transaction costs as well as other derecognition effects of €(37) million. The payment to Areva of €679 million includes liquidated damages of 40% of the purchase price for Siemens’ shares, i.e. an amount of €648 million plus an amount of €31 million for repayment of interest on the purchase price paid by Areva as well as interest accretion on the liquidated damages. Additionally, Siemens incurred €3 million expenses from procedural and further transaction fees.

Item Miscellaneous financial income (expense), net, in fiscal 2011, 2010 and 2009, comprises gains (losses) of €(114) million, €(313) million and €(200) million, respectively, as a result of the accretion of provisions and the increase (decrease) in the discount rate, as well as expenses as a result of allowances and write offs of finance receivables, net of reversals of €(42) million, €(63) million and €(162) million, respectively. Furthermore, gains (losses) related to derivative financial instruments are included.

10.     Income taxes

Income from continuing operations before income tax is attributable to the following geographic regions:

	Year ended September 30,
	2011	2010	2009
	(in millions of €)
Germany	3,906	2,353	1,748
Foreign	5,336	3,621	2,287

	9,242	5,974	4,035

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Income tax expense (benefit) consists of the following:

	Year ended September 30,
	2011	2010	2009
	(in millions of €)
Current tax:
German corporation and trade taxes	301	11	258
Foreign income taxes	1,255	1,463	1,158

	1,556	1,474	1,416

Deferred tax:
Germany	365	580	71
Foreign	310	(342)	15

	675	238	86

Income tax expense	2,231	1,712	1,502

The current income tax expense in fiscal 2011, 2010 and 2009 includes adjustments recognized for current tax of prior years in the amount of €90 million, €(226) million and €(8) million, respectively. The German current tax expense in fiscal 2010 is affected by the release of tax liabilities after a decision on appeal with respect to the deductibility of expenses associated with foreign dividends.

The deferred tax expense (benefit) in fiscal 2011, 2010 and 2009 includes tax effects of the origination and reversal of temporary differences of €349 million, €(238) million and €(197) million.

In Germany, the calculation of current tax is based on a corporate tax rate of 15% and a solidarity surcharge thereon of 5.5%, for all distributed and retained earnings. In addition to corporate taxation, trade tax is levied on profits earned in Germany. As the German trade tax is a non deductible expense, the average trade tax rate amounts to 15% and the combined total tax rate results in 31%. Deferred tax assets and liabilities are measured at tax rates that are expected to apply to the period when the asset is realized or the liability is settled.

For foreign subsidiaries, current taxes are calculated based on the local tax laws and applicable tax rates in the individual foreign countries. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled.

Income tax expense differs from the amounts computed by applying a combined statutory German income tax rate of 31% as follows:

	Year ended September 30,
	2011	2010	2009
	(in millions of €)
Expected income tax expense	2,865	1,852	1,251
Increase (decrease) in income taxes resulting from:
Non-deductible losses and expenses	376	660	694
Tax-free income	(929)	(288)	(394)
Taxes for prior years	(9)	(300)	(64)
Change in realizability of deferred tax assets and tax credits	24	(27)	31
Change in tax rates	(9)	10	(14)
Foreign tax rate differential	(64)	(203)	(118)
Tax effect of investments accounted for using the equity method	(24)	6	120
Other, net	1	2	(4)

Actual income tax expense	2,231	1,712	1,502

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The tax free income in Fiscal 2011 is mainly attributable to the Areva NP S.A.S. disposal.

In fiscal 2010 the non-tax deductible losses and expenses are mainly attributable to the goodwill impairment of the Diagnostics Division of the Healthcare Sector, which is only partly tax-deductible; in fiscal 2009, to the impairment of NSN.

Deferred income tax assets and liabilities on a gross basis are summarized as follows:

	September 30,
	2011	2010
	(in millions of €)
Assets:
Financial assets	79	12
Other intangible assets	254	297
Property, plant and equipment	273	305
Inventories	528	528
Receivables	486	994
Pension plans and similar commitments	2,387	2,674
Provisions	1,538	1,835
Liabilities	2,341	2,645
Tax loss and credit carryforward	2,058	1,971
Other	191	312

Deferred tax assets	10,135	11,573

Liabilities:
Financial assets	162	189
Other intangible assets	1,451	1,357
Property, plant and equipment	796	787
Inventories	1,974	2,112
Receivables	1,930	2,413
Provisions	718	800
Liabilities	144	265
Other	349	287

Deferred tax liabilities	7,524	8,210

Total deferred tax assets, net	2,611	3,363

In assessing the realizability of deferred tax assets, management considers the extent to which it is probable that the deferred tax asset will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable profits during the periods in which those temporary differences and tax loss carryforwards become deductible. Management considers the expected reversal of deferred tax liabilities and projected future taxable income in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is probable the Company will realize the benefits of these deductible differences. As of September 30, 2011, the Company has certain tax losses subject to significant limitations. For those losses deferred tax assets are not recognized, as it is not probable that gains will be generated to offset those losses.

As of September 30, 2011 and 2010, the Company had €6,759 million and €6,496 million, respectively of gross tax loss carryforwards. The Company assumes that future operations will generate sufficient taxable income to realize the deferred tax assets.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred tax assets have not been recognized with respect of the following items (gross amounts):

	September 30,
	2011	2010
	(in millions of €)
Deductible temporary differences	152	204
Tax loss carryforward	551	629

	703	833

As of September 30, 2011 and 2010, €224 million and €297 million, respectively of the unrecognized tax loss carryforwards expire over the periods to 2023.

The Company has ongoing regular tax audits concerning open income tax years in a number of jurisdictions. Adequate provisions for all open tax years have been foreseen.

The Company recorded deferred tax liabilities for income taxes and foreign withholding taxes on future dividend distributions from subsidiaries which are intended to be repatriated. The Company has not recognized deferred tax liabilities for income taxes or foreign withholding taxes on the cumulative earnings of subsidiaries of €20,866 million and €15,609 million, respectively in fiscal 2011 and 2010 because the earnings are intended to be permanently reinvested in the subsidiaries.

Including the items charged or credited directly to equity and the expense (benefit) from continuing and discontinued operations, the income tax expense (benefit) consists of the following:

	Year ended September 30,
	2011	2010	2009
	(in millions of €)
Continuing operations	2,231	1,712	1,502
Discontinued operations	(37)	(24)	(10)
Income and expense recognized directly in equity	89	(893)	(231)

	2,283	795	1,261

11.     Available-for-sale financial assets

The following tables summarize the current portion of the Company’s investment in available-for-sale financial assets:

	September 30, 2011
			Unrealized
	Cost	Fair value	Gain	Loss
	(in millions of €)
Equity instruments	5	8	3	—
Debt instruments	272	268	—	(4)
Fund shares	208	201	3	(10)

	485	477	6	(14)

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	September 30, 2010
			Unrealized
	Cost	Fair value	Gain	Loss
	(in millions of €)
Equity instruments	6	22	16	—
Debt instruments	210	213	3	—
Fund shares	11	11	—	—

	227	246	19	—

Gross realized gains on sales of such available-for-sale financial assets were €1 million, €5 million and €7 million, respectively, in fiscal 2011, 2010 and 2009. Gross realized losses on sales of such available-for-sale financial assets were €— million, €3 million and €10 million, respectively, in fiscal 2011, 2010 and 2009.

Non-current available-for-sale financial assets, which are included in line item Other financial assets, see Note 20 Other financial assets are measured at fair value, if reliably measurable. They consist of equity instruments only. As of September 30, 2011 and 2010 non-current available-for-sale financial assets at cost amounted to €252 million and €410 million, respectively; non-current available-for-sale financial assets at fair value amounted to €462 million and €76 million, respectively, mainly consisting of shares in AtoS. Unrealized gains (losses) in fiscal 2011 and 2010 resulting from non-current available-for-sale financial assets at fair value were €(42) million and €39 million, respectively.

Gross realized gains on sales of non-current available-for-sale financial assets of continuing operations were €881 million, €16 million and €25 million, respectively, in fiscal 2011, 2010 and 2009. Gross realized losses on sales of non-current available-for-sale financial assets of continuing operations were €1 million, €1 million and €6 million, respectively, in fiscal 2011, 2010 and 2009. Gross realized gains mainly resulted from the sale of Areva, see Note 9 Interest income, interest expense and other financial income (expense), net.

12.     Trade and other Receivables

	September 30,
	2011	2010
	(in millions of €)
Trade receivables from the sale of goods and services	13,088	13,717
Receivables from finance leases	1,759	1,785

	14,847	15,502

Changes to the valuation allowance of current and long-term receivables presented in Note 12, 13 and 20, which belong to the class of Financial assets and liabilities measured at (amortized) cost are as follows (excluding receivables from finance leases):

	Year ended September 30,
	2011	2010	2009
	(in millions of €)
Valuation allowance as of beginning of fiscal year	993	1,116	913
Increase in valuation allowances recorded in the Consolidated Statements of Income in the current period	210	70	450
Write-offs charged against the allowance	(145)	(240)	(222)
Recoveries of amounts previously written-off	13	13	7
Foreign exchange translation differences	(10)	40	(24)
Reclassifications to line item Assets held for disposal and dispositions of those entities	(56)	(6)	(8)

Valuation allowance as of fiscal year-end	1,005	993	1,116

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Receivables from finance leases are presented in the Statements of Financial Position as follows:

	September 30,
	2011	2010
	(in millions of €)
Receivables from finance leases, current	1,759	1,785
Receivables from finance leases, long-term portion	2,983	3,094

	4,742	4,879

The valuation allowance on current and long-term receivables from finance leases changed as follows: see this Note and Note 20 Other financial assets for further information on receivables from finance leases.

	Year ended September 30,
	2011	2010	2009
	(in millions of €)
Valuation allowance as of beginning of fiscal year	168	165	100
Increase in valuation allowances recorded in the Consolidated Statements of Income in the current period	34	45	148
Write-offs charged against the allowance	(65)	(64)	(97)
Recoveries of amounts previously written-off	7	15	18
Foreign exchange translation differences	(2)	7	(4)

Valuation allowance as of fiscal year-end	142	168	165

Minimum future lease payments to be received are as follows:

	September 30,
	2011	2010
	(in millions of €)
Within one year	2,139	2,145
After one year but not more than five years	3,047	3,185
More than five years	166	168

	5,352	5,498

The following table shows a reconciliation of minimum future lease payments to the gross and net investment in leases and to the present value of the minimum future lease payments receivable:

	September 30,
	2011	2010
	(in millions of €)
Minimum future lease payments	5,352	5,498
Plus: Unguaranteed residual values	145	182

Gross investment in leases	5,497	5,680

Less: Unearned finance income	(613)	(633)
Net investment in leases	4,884	5,047

Less: Allowance for doubtful accounts	(142)	(168)
Less: Present value of unguaranteed residual value	(125)	(153)

Present value of minimum future lease payments receivable	4,617	4,726

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The gross investment in leases and the present value of minimum future lease payments receivable are due as follows:

	September 30,
	2011	2010
	(in millions of €)
Gross investment in leases	5,497	5,680
Within one year	2,167	2,187
One to five years	3,155	3,308
Thereafter	175	185
Present value of minimum future lease payments receivable	4,617	4,726
Within one year	1,830	1,785
One to five years	2,639	2,790
Thereafter	148	151

Investments in finance leases primarily relate to equipment for information technology and office machines, industrial machinery, medical equipment and transportation systems. Actual cash flows will vary from contractual maturities due to future sales of finance receivables, prepayments and write-offs.

13.     Other current financial assets

	September 30,
	2011	2010
	(in millions of €)
Derivative financial instruments	869	949
Loans receivable	869	740
Other	1,161	921

	2,899	2,610

14.     Inventories

	September 30,
	2011	2010
	(in millions of €)
Raw materials and supplies	2,650	2,420
Work in process	3,711	3,724
Costs and earnings in excess of billings on uncompleted contracts	7,849	7,538
Finished goods and products held for resale	2,317	2,866
Advances to suppliers	831	657

	17,358	17,205
Advance payments received	(2,215)	(2,255)

	15,143	14,950

Cost of goods sold and services rendered include inventories recognized as an expense amounting to €49,880 million, €46,787 million and €49,089 million, respectively, in fiscal 2011, 2010 and 2009. Raw materials and supplies, work in process as well as finished goods and products held for resale are valued at the lower of acquisition/production cost and net realizable value. The respective write-downs, as compared to prior year, increased (decreased) by €(107) million, €128 million and €162 million as of September 30, 2011, 2010 and 2009.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Item Costs and earnings in excess of billings on uncompleted contracts relates to construction contracts, with net asset balances where contract costs plus recognized profits less recognized losses exceed progress billings. Construction contracts, here and as follows, include service contracts accounted for under the percentage of completion method. Liabilities from contracts for which progress billings exceed costs and recognized profits less recognized losses are recognized in line item Other current liabilities; see Note 22 Other current liabilities.

The aggregate amount of costs incurred and recognized profits less recognized losses for construction contracts in progress, as of September 30, 2011, 2010, and 2009 amounted to €73,851 million, €67,888 million and €62,096 million, respectively. Revenue from construction contracts amounted to €30,291 million, €27,694 million and €26,286 million, respectively, for fiscal 2011, 2010 and 2009.

Advance payments received on construction contracts in progress were €10,192 million, €9,587 million and €8,537 million as of September 30, 2011, 2010 and 2009. Retentions in connection with construction contracts were €290 million, €452 million and €327 million in fiscal 2011, 2010 and 2009.

15.     Other current assets

	September 30,
	2011	2010
	(in millions of €)
Miscellaneous tax receivables	732	686
Prepaid expenses	250	296
Other	282	276

	1,264	1,258

16.     Goodwill

Goodwill changed as follows:

	Year ended September 30,
	2011	2010
	(in millions of €)
Cost
Balance at beginning of year	17,436	16,317
Translation differences and other	104	898
Acquisitions and purchase accounting adjustments	209	246
Dispositions and reclassifications to assets classified as held for disposal	(497)	(25)

Balance at year-end	17,252	17,436

Accumulated impairment losses and other changes
Balance at beginning of year	1,673	496
Translation differences and other	(26)	32
Impairment losses recognized during the period	264	1,145
Dispositions and reclassifications to assets classified as held for disposal	(365)	—

Balance at year-end	1,546	1,673

Net book value
Balance at beginning of year	15,763	15,821
Balance at year-end	15,706	15,763

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Net book value as of 10/1/2010	Translation differences and other	Acquisitions and purchase accounting adjustments	Dispositions and reclassifications to assets classified as held for disposal	Impairments	Net book value as of 9/30/2011
	(in millions of €)
Sectors
Industry	5,196	43	77	(131)	—	5,185
Energy	2,507	4	62	—	(128)	2,445
Healthcare	7,826	83	56	(1)	—	7,964
Cross-Sector Businesses
Siemens IT Solutions and Services	132	—	4	—	(136)	—
Financial Services (SFS)	102	—	10	—	—	112

Siemens	15,763	130	209	(132)	(264)	15,706

	Net book value as of 10/1/2009	Translation differences and other	Acquisitions and purchase accounting adjustments	Dispositions and reclassifications to assets classified as held for disposal	Impairments	Net book value as of 9/30/2010
	(in millions of €)
Sectors
Industry	4,925	267	28	(24)	—	5,196
Energy	2,208	98	201	—	—	2,507
Healthcare	8,476	492	3	—	(1,145)	7,826
Cross-Sector Businesses
Siemens IT Solutions and Services	115	4	14	(1)	—	132
Financial Services (SFS)	97	5	—	—	—	102

Siemens	15,821	866	246	(25)	(1,145)	15,763

The net decrease in goodwill of €57 million in fiscal 2011, is attributable to €130 million positive foreign currency adjustments, €136 million impairment related to Siemens IT Solutions and Services, €128 impairment related to the solar and hydro business of the Energy Sector, as well as to €209 million acquisitions and purchase accounting adjustments; which is offset by dispositions and reclassifications to held for disposal of €132 million. In fiscal 2010, positive translation differences are primarily attributable to the strengthening of the US$; acquisitions and purchase accounting adjustments at Energy mainly relate to the acquisition of Solel Solar Systems, Ltd., see Note 4 Acquisitions, dispositions and discontinued operations; the impairment of €1,145 million results from the Diagnostics Division of the Healthcare Sector, see below.

Siemens performs the mandatory annual impairment test in the three months ended September 30, in accordance with the accounting policy stated in Note 2 Summary of significant accounting policies and Note 3 Critical accounting estimates. Except for the solar and hydro business (Division equivalent) within the Energy Sector described below, the recoverable amounts for the annual impairment test 2011 for Divisions or equivalents were estimated to be higher than the carrying amounts. Key assumptions on which management has based its determinations of the fair value less costs to sell for the Divisions’ or equivalents’ carrying amount include growth rates up to 3.0% in fiscal 2011 and 2010, respectively and after-tax discount rates of 7.0% to 9.1% in fiscal 2011 and 7.0% to 8.0% in fiscal 2010. Where possible, reference to market prices is made.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the purpose of estimating the fair value less costs to sell of the Divisions or equivalents, cash flows were projected for the next five years based on past experience, actual operating results and management’s best estimate about future developments as well as market assumptions.

The fair value less costs to sell is mainly driven by the terminal value which is particularly sensitive to changes in the assumptions on the terminal value growth rate and discount rate. Both assumptions are determined individually for each Division or equivalent. Discount rates reflect the current market assessment of the risks specific to each Division or equivalent and are based on the weighted average cost of capital for the Divisions or equivalents (for SFS the discount rate represents cost of equity). Terminal value growth rates take into consideration external macroeconomic sources of data and industry specific trends.

The following table presents the key assumptions used to determine fair value less costs to sell for impairment test purposes for the Divisions to which a significant amount of goodwill is allocated:

	Year ended September 30, 2011
	Goodwill	Terminal value growth rate	After-tax discount rate
	(in millions of €)
Diagnostics of the Healthcare Sector	4,780	2.25%	7.0%
Imaging&Therapy Systems(1) of the Healthcare Sector	2,506	2.7%	7.0%
Industry Automation of the Industry Sector	2,299	2.0%	8.5%

(1)	In fiscal 2010, Imaging&IT of the Healthcare Sector

	Year ended September 30, 2010
	Goodwill	Terminal value growth rate	After-tax discount rate
	(in millions of €)
Diagnostics of the Healthcare Sector	4,727	2.25%	7.0%
Imaging&IT of the Healthcare Sector	2,911	2.7%	7.0%
Industry Automation of the Industry Sector	2,266	2.0%	8.0%

As of the third quarter of fiscal 2011, a separate monitoring of the Solar Thermal Energy (STE) business within the Renewable Energy Division was initiated, amongst others, due to the different business and market patterns in comparison to the wind power business. Accordingly, the annual impairment test for goodwill as of September 30, 2011 was performed at a lower level than the Renewable Energy Division.

The annual test for impairment of goodwill of the solar and hydro business within the Energy Sector was performed as of September 30, 2011. As a result, in the solar and hydro business of the Energy Sector an impairment loss of €128 million was recognized. The goodwill impaired is mainly attributable to the acquisition of Siemens Concentrated Solar Power Ltd. (former Solel Solar Systems Ltd.).

As a result of a market assessment, which was completed in the three months ended September 30, 2011, the growth prospects and the long-term market development for the concentrated solar power business have been reassessed and the underlying business planning has been adjusted accordingly to reflect expected lower growth prospects. Cash flows were discounted at a rate of 9.1%, whereas cash flows beyond the five-year planning period were extrapolated using a constant growth rate of 1.5%. The main reason for the deteriorated market perspective is a shift from STE technology to Photovoltaic technology, in particular in the U.S. market. The adjusted business plan resulting from the market assessment was the basis for the annual goodwill impairment test in the three months ended September 30, 2011.

In fiscal 2010, the annual test for impairment of goodwill of the Diagnostics Division within the Healthcare Sector was performed as of September 30, 2010. As a result, in the Diagnostics Division of the Healthcare Sector an impairment of €1,145 million was recognized to reduce the carrying amount of goodwill. The Diagnostics

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Division is based on the acquisitions of Diagnostic Products Corporation (DPC), the Diagnostics Division of Bayer AG and the acquisition of Dade Behring, Inc. The Division operates in the global healthcare market for diagnostic testing systems and consumables which faces increasing cost restraints but is estimated to still represent a growing market mainly due to the megatrend demographic change. While the cost targets associated with the integration of the acquired three companies were met, the growth targets have not been achieved.

As a result of a strategic review, which was completed in the three months ended September 30, 2010, the Division’s medium-term growth prospects and the long-term market development in laboratory diagnostics have been reassessed and the Division’s business planning has been adjusted accordingly to reflect expected lower growth prospects. Cash flows beyond the five-year planning period were extrapolated using a constant growth rate of 2.25%. The main reasons for these lower growth prospects and therefore adjusted business targets are delays in technology and product related development activities along with increasing competition. The adjusted business plan resulting from the strategic review was the basis for the annual goodwill impairment test in the three months ended September 30, 2010.

17.     Other intangible assets

	Gross carrying amount as of 10/1/2010	Translation differences	Additions through business combinations	Additions	Retirements(1)	Gross carrying amount as of 9/30/2011	Accumulated amortization and impairment	Net book value as of 9/30/2011	Amortization and impairment in fiscal 2011(2)
	(in millions of €)
Software and other internally generated intangible assets	3,068	18	1	353	(485)	2,955	(1,775)	1,180	(246)
Patents, licenses and similar rights	7,008	62	94	67	(566)	6,665	(3,401)	3,264	(565)

Other intangible assets	10,076	80	95	420	(1,051)	9,620	(5,176)	4,444	(811)

(1)	Includes Other intangible assets reclassified to Assets classified as held for disposal and dispositions of those entities, see Note 4 Acquisitions, dispositions and discontinued operations.

(2)	Includes impairment of €36 million in fiscal 2011, thereof €28 million at the Energy Sector.

	Gross carrying amount as of 10/1/2009	Translation differences	Additions through business combinations	Additions	Retirements(1)	Gross carrying amount as of 9/30/2010	Accumulated amortization and impairment	Net book value as of 9/30/2010	Amortization and impairment in fiscal 2010(2)
	(in millions of €)
Software and other internally generated intangible assets	2,664	106	—	395	(97)	3,068	(1,876)	1,192	(212)
Patents, licenses and similar rights	6,519	338	87	117	(53)	7,008	(3,231)	3,777	(579)

Other intangible assets	9,183	444	87	512	(150)	10,076	(5,107)	4,969	(791)

(1)	Includes Other intangible assets reclassified to Assets classified as held for disposal, see Note 4 Acquisitions, dispositions and discontinued operations.

(2)	Includes impairment expense of €28 million in fiscal 2010, thereof €19 million at the Healthcare Sector.

Amortization expense on intangible assets is included in line items Cost of goods sold and services rendered, Research and development expenses or Marketing, selling and general administrative expenses, depending on the use of the asset.

As of September 30, 2011 and 2010, contractual commitments for purchases of other intangible assets amount to €4 million and €44 million.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

18.      Property, plant and equipment

	Gross carrying amount as of 10/1/2010	Translation differences	Additions through business combi- nations	Additions	Reclassi- fications	Retirements(1)	Gross carrying amount as of 9/30/2011		Accumulated depreciation and impairment	Net book value as of 9/30/2011	Depreciation and impairment in fiscal 2011(2)
	(in millions of €)
Land and buildings	8,596	37	17	158	294	(992)	8,110		(3,850)	4,260	(261)
Technical machinery and equipment	9,255	21	10	429	493	(3,619)	6,589		(4,223)	2,366	(460)
Furniture and office equipment	6,797	(8)	26	725	113	(2,446)	5,207		(3,980)	1,227	(619)
Equipment leased to others	3,175	—	2	586	1	(463)	3,301		(1,614)	1,687	(359)
Advances to suppliers and construction in progress	1,114	11	1	911	(901)	(199)	937	(3)	—	937	—

Property, plant and equipment	28,937	61	56	2,809	—	(7,719)	24,144		(13,667)	10,477	(1,699)

(1)	Includes Property, plant and equipment reclassified to Assets classified as held for disposal and dispositions of those entities, see Note 4 Acquisitions, dispositions and discontinued operations.

(2)	Includes impairment expense of €53 million in fiscal 2011, of which €29 million relate to the Energy Sector, as well as €21 million related to SRE.

(3)	Includes €804 million expenditures for property, plant and equipment under construction.

	Gross carrying amount as of 10/1/2009	Translation differences	Additions through business combi- nations	Additions	Reclassi- fications	Retirements(1)	Gross carrying amount as of 9/30/2010		Accumulated depreciation and impairment	Net book value as of 9/30/2010	Depreciation and impairment in fiscal 2010(2)
	(in millions of €)
Land and buildings	8,663	289	31	241	286	(914)	8,596		(4,078)	4,518	(372)
Technical machinery and equipment	8,639	327	54	369	278	(412)	9,255		(6,299)	2,956	(403)
Furniture and office equipment	6,492	209	3	639	71	(617)	6,797		(5,294)	1,503	(637)
Equipment leased to others	2,677	154	—	623	9	(288)	3,175		(1,516)	1,659	(392)
Advances to suppliers and construction in progress	963	37	10	764	(644)	(16)	1,114	(3)	(2)	1,112	—

Property, plant and equipment	27,434	1,016	98	2,636	—	(2,247)	28,937		(17,189)	11,748	(1,804)

(1)	Includes Property, plant and equipment reclassified to Assets classified as held for disposal, see Note 4 Acquisitions, dispositions and discontinued operations.

(2)	Includes impairment expense of €130 million in fiscal 2010, of which €39 million relate to impairment of real estate which were transferred from Healthcare’s Diagnostics Division to SRE, as well as €71 million related to SRE.

(3)	Includes €979 million expenditures for property, plant and equipment under construction.

As of September 30, 2011 and 2010, contractual commitments for purchases of property, plant and equipment amount to €406 million and €459 million, respectively.

In fiscal 2011 and 2010, government grants awarded for the purchase or the production of property, plant and equipment amounted to €14 million and €23 million, respectively. The award of further government grants of €50 million and €80 million in fiscal 2011 and 2010, respectively, related to costs incurred and future costs.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of September 30, 2011 and 2010, minimum future lease payments receivable from lessees under operating leases are as follows:

	September 30,
	2011	2010
	(in millions of €)
Within one year	426	454
After one year but not more than five years	929	891
More than five years	213	179

	1,568	1,524

Payments from lessees under operating leases primarily relate to buildings, data processing and phone equipment as well as to medical equipment. Total contingent rent recognized in income in fiscal 2011, 2010 and 2009 amounts to €182 million, €233 million and €182 million.

Investment property

The carrying amount of investment property amounts to €105 million and €130 million compared to a fair value of €283 million and €248 million as of September 30, 2011 and 2010, respectively.

19.     Investments accounted for using the equity method

As of September 30, 2011, Siemens’ principal investments accounted for under the equity method, which are all unlisted, are (in alphabetical order):

	Percentage of Ownership
	September 30, 2011	September 30, 2010
BSH Bosch und Siemens Hausgeräte GmbH (BSH)	50%	50%
BWI Informationstechnik GmbH(1)	50%	50%
Enterprise Networks Holdings B.V.	49%	49%
Maschinenfabrik Reinhausen GmbH	26%	26%
Nokia Siemens Networks Holding B.V.(2)	50%	50%
P.T. Jawa Power(3)	50%	50%
Shanghai Electric Power Generation Equipment Co. Ltd.	40%	40%
Voith Hydro Holding GmbH & Co. KG	35%	35%

(1)	The exact percentage equals 50.05%; it is not controlled by Siemens due to significant participating rights of the two other shareholders.

(2)	The exact percentage of voting rights equals 50% less 2,500 voting rights.

(3)	The investment is no jointly controlled entity.

In January 2011, Siemens sold its interest in KMW, see Note 4 Acquisitions, dispositions and discontinued operations.

The investment in Areva NP S.A.S was sold in fiscal 2011. See Note 4 Acquisitions, dispositions and discontinued operations and Note 9 Interest income, interest expense and other financial income (expense), net for additional information on the sale. Prior to its sale, the investment in Areva NP S.A.S. has been classified as asset held for disposal and accounting under the equity method was ceased.

At the beginning of November 2010, Siemens closed the acquisition of a non-controlling interest of 49% in A2SEA A/S, a supplier of installation services for the construction of offshore wind farms. The aggregate consideration amounts to €115 million of which €47 million were paid as of closing. The second purchase price installment is payable latest in November 2011. The investment, presented under Energy Sector’s Renewable Energy Division, is accounted for using the equity method.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In fiscal 2010, Capital Meters Holdings Ltd., an investment accounted under the equity method, held by Energy was sold. The gain is reported in Income (loss) from investments accounted for using the equity method, net. Regarding the sale of the 25% minority stake in Dräger Medical AG & Co. KG see Note 4 Acquisitions, dispositions and discontinued operations.

Our interest in BSH, which is the principal jointly controlled entity of Siemens, is recognized using the equity method, as described in Note 2 Summary of significant accounting policies, applying BSH’s twelve month periods ended June 30. The following information reflect BSH’s most recent published financial statements, not adjusted for the percentage of ownership held by Siemens.

	Year ended December 31,
	2010	2009	2008
	(in millions of €)
Revenue	9,073	8,405	8,758
Net income (loss)	467	328	311

	December 31,
	2010	2009
	(in millions of €)
Current assets	4,019	3,797
Non-current assets	2,882	2,646
Current liabilities	2,838	2,170
Non-current liabilities	1,655	1,738

Summarized financial information for our principal investments in associates, not adjusted for the percentage of ownership held by Siemens, is presented below. Income statement information is presented for the twelve month period applied under the equity method of accounting.

	Year ended September 30,
	2011	2010	2009
	(in millions of €)
Revenue	20,359	18,346	18,088
Net income (loss)	(432)	(980)	(2,830)

Information related to the Statements of Financial Position is presented as of the date used in applying the equity method of accounting.

	September 30,
	2011	2010
	(in millions of €)
Total assets	18,967	16,770
Total liabilities	12,843	11,784

For information on contingent liabilities for joint ventures and associates see Note 39 Related party transactions.

Regarding the fiscal 2011 conversion of our loan receivable from NSN into interests in NSN’s preferred shares and regarding Siemens’ contribution of new equity in exchange for preferred shares in NSN see Note 39 Related party transactions.

Regarding the fiscal 2009 impairment of the NSN investment see Note 8 Income (loss) from investments accounted for using the equity method.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

20.     Other financial assets

	September 30,
	2011	2010
	(in millions of €)
Loans receivable	4,396	3,032
Receivables from finance leases, see Note 12 Trade and other receivables	2,983	3,094
Derivative financial instruments	2,153	2,693
Available-for-sale financial assets	714	486
Other	1,609	1,460

	11,855	10,765

Item Loans receivable primarily relate to long-term loan transactions of SFS. As of September 30, 2010, item Loans receivable includes a shareholder loan to NSN granted in fiscal 2009; regarding the conversion of our loan to NSN into shares in NSN in fiscal 2011 see Note 39 Related party transactions.

Regarding item Derivative financial instruments see Note 31 Additional disclosures on financial instruments and Note 32 Derivative financial instruments and hedging activities.

For additional information regarding available-for-sale financial assets classified as non-current see Note 11 Available-for-sale financial assets.

21.     Other current financial liabilities

	September 30,
	2011	2010
	(in millions of €)
Derivative financial instruments, see Notes 31 and 32	862	442
Accrued interest expense	301	327
Other	1,084	632

	2,247	1,401

In fiscal 2011, item Other increased mainly due to liabilities in connection with the disposal of Siemens IT Solutions and Services; see Note 4 Acquisitions, dispositions and discontinued operations for further information.

22.     Other current liabilities

	September 30,
	2011	2010
	(in millions of €)
Billings in excess of costs and estimated earnings on uncompleted contracts and related advances	12,488	12,180
Other employee related costs	2,127	2,265
Payroll obligations and social security taxes	1,718	2,121
Bonus obligations	1,144	1,582
Accruals for outstanding invoices	1,033	987
Miscellaneous tax liabilities	694	657
Deferred income	993	940
Deferred reservation fees received	68	77
Other	755	985

	21,020	21,794

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Item Other employee related costs primarily includes vacation payments, accrued overtime and service anniversary awards, severance payments, as well as liabilities related to termination benefits.

23.     Debt

	September 30,
	2011	2010
	(in millions of €)
Short-term
Notes and bonds	2,495	2,062
Loans from banks	1,128	283
Other financial indebtedness	21	22
Obligations under finance leases	16	49

Short-term debt and current maturities of long-term debt	3,660	2,416
Long-term
Notes and bonds (maturing until 2066)	12,651	15,238
Loans from banks (maturing until 2023)	1,354	1,981
Other financial indebtedness (maturing until 2018)	146	156
Obligations under finance leases	129	122

Long-term debt	14,280	17,497

	17,940	19,913

In fiscal 2011 and 2010, weighted-average interest rates for loans from banks, other financial indebtedness and obligations under finance leases were 2.5% (2010: 2.6%), 5.0% (2010: 4.7%) and 4.3% (2010: 3.9%), respectively.

a)    Commercial paper program

We have a US$ 9.0 billion (€6.7 billion) multi-currency commercial paper program in place including US$ extendible notes capabilities. As of September 30, 2011 and 2010, no commercial papers were outstanding. Siemens’ commercial papers have a maturity of generally less than 90 days. Interest rates ranged from 0.1% to 0.29% in fiscal 2011 and from 0.08% to 0.33% in fiscal 2010, see also Other financial indebtedness below.

b)    Notes and bonds

Debt Issuance Program, previously called Euro Medium-term note program

The Company has agreements with financial institutions under which it may issue instruments up to €15.0 billion as of September 30, 2011 and 2010, respectively. As of September 30, 2011 and 2010, €8.9 billion in notional amounts were issued and are outstanding. The outstanding amounts as of September 30, 2011 and 2010 comprise US$500 million (€370 million) floating rate notes due in March 2012, bearing interest of 0.15% above the three months London Interbank Offered Rate three months LIBOR and US$500 million (€370 million) 5.625% fixed rate notes due on March 2016 as well as €1.55 billion 5.250% instruments due on December 12, 2011; €1 billion 5.375% instruments due on June 11, 2014; and €1.6 billion 5.625% instruments due on June 11, 2018. In fiscal 2009, Siemens updated the program and issued in total additional €4.0 billion fixed-interest instruments under the program in two tranches comprising €2.0 billion 4.125% instruments due on February 20, 2013 and €2.0 billion 5.125% instruments due on February 20, 2017.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

US$ Medium Term Notes

In August 2006, the Company issued US$5.0 billion of notes (€3.7 billion). These notes were issued in four tranches comprising: US$750 floating rate notes (3 months London Interbank Offered Rate + 0.05%) due on August 14, 2009; redeemed at face value at its maturity date; US$750, 5.5% notes due on February 16, 2012; US$1.750 billion 5.75% notes due on October 17, 2016 and US$1.750 billion 6.125% notes due on August 17, 2026. With respect to the floating rate notes, the Company may, on or after February 14, 2008, redeem all or some of the notes at the early redemption amount, according to the conditions of the bond. Regarding the fixed rate notes, the Company may redeem, at any time, all or some of the notes at the early redemption amount (call) according to the conditions of the bond.

Hybrid Bond

In September 2006, the Company issued a subordinated hybrid bond, which is on a subordinated basis guaranteed by Siemens. The subordinated bond was issued in a EUR tranche of €900 million and a British pound tranche of £750 million (€865 million), both with a legal final maturity on September 14, 2066 and with a call option for Siemens in 2016 or thereafter. The bonds bear a fixed interest rate (5.25% for the EUR tranche and 6.125% for the British pound tranche) until September 14, 2016, thereafter, floating rate interest according to the conditions of the bond.

Stand-alone Bond (previously called Euro Bond)

In June 2001, the Company issued a €2 billion 5.75% bond due July, 2011, redeemed at face value at the maturity date.

Details of the Company’s notes and bonds are as follows:

	September 30, 2011			September 30, 2010

	Currency notional amount		Carrying amount in millions of €(1)	Currency notional amount		Carrying amount in millions of €(1)
	(in millions)			(in millions)
US$ LIBOR+0.15% 2006/2012 US$ notes	US$	500	370	US$	500	366
5.625% 2006/2016 US$ notes	US$	500	437	US$	500	437
5.25% 2008/2011 EUR instruments	€	1,550	1,560	€	1,550	1,619
5.375% 2008/2014 EUR instruments	€	1,000	1,077	€	1,000	1,099
5.625% 2008/2018 EUR instruments	€	1,600	1,837	€	1,600	1,858
4.125% 2009/2013 EUR instruments	€	2,000	2,033	€	2,000	2,030
5.125% 2009/2017 EUR instruments	€	2,000	2,083	€	2,000	2,085

Total Debt Issuance Program			9,397			9,494

5.5% 2006/2012 US$ notes	US$	750	565	US$	750	586
5.75% 2006/2016 US$ notes	US$	1,750	1,453	US$	1,750	1,503
6.125% 2006/2026 US$ notes	US$	1,750	1,774	US$	1,750	1,683

Total US$ Medium Notes			3,792			3,772

5.25% 2006/2066 EUR bonds	€	900	976	€	900	984
6.125% 2006/2066 GBP bonds	£	750	981	£	750	988

Total Hybrid Capital Bond			1,957			1,972

5.75% 2001/2011 EUR bonds	€	—	—	€	2,000	2,062

			—			2,062

			15,146			17,300

(1)	Includes adjustments for fair value hedge accounting.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

c)    Assignable loans

In the third quarter of fiscal 2008, the Company raised assignable loans. The loans, totaling €1.1 billion and €1.1 billion in nominal and carrying amount as of September 30, 2011 and 2010, respectively, are for general corporate purposes and were issued in four tranches: €370 million floating rate notes (six months European Interbank Offered Rate + 0.55%) due on June 12, 2013; €113.5 million 5.283% notes due on June 12, 2013; €283.5 million floating rate notes (six months European Interbank Offered Rate + 0.70%) due on June 12, 2015 and €333 million 5.435% notes due on June 12, 2015.

Both floating rate tranches were called in August 2011 and will be redeemed in December 2011.

d)    Credit facilities

The credit facilities at September 30, 2011 and 2010 consisted of €7.1 billion and €7.0 billion, respectively, in committed lines of credit. These include a US$5.0 billion syndicated multi-currency revolving credit facility expiring March 2012 and a US$4.0 billion syndicated multi-currency revolving credit facility expiring August 2013. The US$4 billion facility comprises a US$1.0 billion term loan which was drawn in January 2007, bearing interest of 0.15% above three months London Interbank Offered Rate as well as a US$3.0 billion revolving tranche not yet drawn. It also includes a third revolving credit facility provided by a domestic bank with an aggregate amount of €450 million expiring in September 2012. As of September 30, 2011 and 2010, €6.4 billion and €6.3 billion of these lines of credit remained unused. Commitment fees for the years ended September 30, 2011 and 2010 amount to €3 million and €3 million, respectively. The facilities are for general business purposes.

As of September 30, 2011 and 2010, the aggregate amounts of indebtedness maturing during the next five years and thereafter are as follows (excluding finance leases which are disclosed separately):

	September 30,
	2011	2010
	(in millions of €)
Within one year	3,644	2,368
After one year but not more than five years	6,896	7,723
More than five years	7,255	9,651

	17,795	19,742

Other financial indebtedness

Item Other financial indebtedness includes €157 million and €162 million as of September 30, 2011 and 2010, respectively, for the Company’s real estate assets that were sold or transferred and in which Siemens has retained significant risks and rewards of ownership, including circumstances in which Siemens participates directly or indirectly in the change in market value of the property. Therefore, these transactions have been accounted for as financing obligations. These real estate properties are carried on the Company’s Consolidated Statements of Financial Position and no sale and profit has been recognized. For the fiscal 2010 real estate transaction see Note 6 Other operating income. As of September 30, 2011 and 2010, US$ global commercial paper had no balances outstanding.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Obligations under finance leases

As of September 30, 2011 and 2010, the finance lease liabilities are as follows:

	September 30, 2011			September 30, 2010
Due	Minimum future lease payment obligation	Unamortized interest expense	Present value of minimum future lease payment obligation	Minimum future lease payment obligation	Unamortized interest expense	Present value of minimum future lease payment obligation
	(in millions of €)
Within one year	31	15	16	57	8	49
After one year but not more than five years	77	14	63	62	10	52
More than five years	124	58	66	73	3	70

Total	232	87	145	192	21	171
Less: Current portion			(16)			(49)

			129			122

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

The Consolidated Statements of Financial Position include the following significant components related to pension plans and similar commitments as of September 30, 2011 and 2010:

	September 30,
	2011	2010
	(in millions of €)
Pension benefit plans	6,552	7,640
Other post-employment benefit plans	754	824

Liabilities for pension plans and similar commitments	7,306	8,464

Prepaid costs for post-employment benefits	149	37

Actuarial (losses)/gains	(5,670)	(6,023)
Effects in connection with asset ceiling	(163)	(145)
Income tax effect	1,007	1,259

Net amount recognized in the Consolidated Statements of Changes in Equity, net of tax	(4,826)	(4,909)

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In addition to the above, the Company has foreign defined contribution plans for pensions and other post-employment benefits or makes contributions to social pension funds based on legal regulations (State plans). The recognition of a liability is not required because the obligation of the Company is limited to the payment of the contributions into these plans or funds.

Pension benefits

Beginning with fiscal 2011, figures presented cover both principal and non-principal pension benefits provided by Siemens. The presentation of prior-year information has been adjusted to conform to the current-year presentation.

The pension benefit plans cover 481,000 participants, including 197,000 active employees, 91,000 former employees with vested benefits and 193,000 retirees and surviving dependents. Individual benefits are generally based on eligible compensation levels and/or ranking within the Company hierarchy and years of service. Retirement benefits under these plans vary depending on legal, fiscal and economic requirements in each country. The majority of Siemens’ active employees in Germany participate in a pension scheme introduced in fiscal 2004, the BSAV (Beitragsorientierte Siemens Altersversorgung). The BSAV is a funded defined benefit pension plan whose benefits are predominantly based on contributions made by the Company and returns earned on such contributions, subject to a minimum return guaranteed by the Company. The BSAV is funded via the BSAV Trust. In connection with the implementation of the BSAV, benefits provided under defined benefit pension plans funded via the Siemens German Pension Trust were modified to substantially eliminate the effects of compensation increases by freezing the accrual of benefits under the majority of these plans.

The Company’s pension benefit plans are explicitly explained in the subsequent sections with regard to:

•	Pension obligations, plan assets and funded status,

•	Components of NPBC,

•	Amounts recognized in the Consolidated Statements of Comprehensive Income,

•	Assumptions used for the calculation of the DBO and NPBC,

•	Sensitivity analysis,

•	Plan assets, and

•	Pension benefit payments.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Pension benefits: Pension obligations, plan assets and funded status

A reconciliation of the funded status of the pension benefit plans to the amounts recognized in the Consolidated Statements of Financial Position is as follows:

	September 30, 2011			September 30, 2010
	Total	Domestic	Foreign	Total	Domestic	Foreign
	(in millions of €)
Fair value of plan assets	20,965	12,309	8,656	24,107	14,059	10,048
Total defined benefit obligation	27,121	16,624	10,497	31,475	18,897	12,578

Defined benefit obligation (funded)	26,189	16,406	9,783	30,375	18,620	11,755
Defined benefit obligation (unfunded)	932	218	714	1,100	277	823

Funded status	(6,156)	(4,315)	(1,841)	(7,368)	(4,838)	(2,530)
Germany	(4,315)	(4,315)		(4,838)	(4,838)
U.S.	(1,083)		(1,083)	(1,091)		(1,091)
U.K.	148		148	(329)		(329)
Other	(906)		(906)	(1,110)		(1,110)
Unrecognized past service cost (benefits)	(84)	—	(84)	(90)	—	(90)
Effects due to asset ceiling	(163)	—	(163)	(145)	—	(145)

Net amount recognized	(6,403)	(4,315)	(2,088)	(7,603)	(4,838)	(2,765)

Amounts recognized in the Consolidated Statements of Financial Position consist of:
Pension asset	149	—	149	37	—	37
Pension liability	(6,552)	(4,315)	(2,237)	(7,640)	(4,838)	(2,802)

The fair value of plan assets, DBO and funded status as of September 30, 2009 amounted to €21,990 million, €26,944 million and €(4,954) million, respectively. As of September 30, 2008, the fair value of plan assets, DBO and funded status were €21,002 million, €24,261 million and €(3,259) million. As of September 30, 2007, the fair value of plan assets, DBO and funded status were €24,974 million, €26,829 million and €(1,855) million.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A detailed reconciliation of the changes in the DBO and in plan assets for fiscal 2011 and 2010 as well as additional information by country is provided in the following tables:

	September 30, 2011			September 30, 2010
	Total	Domestic	Foreign	Total	Domestic	Foreign
	(in millions of €)
Change in defined benefit obligations:
Defined benefit obligation at beginning of year	31,475	18,897	12,578	26,944	16,163	10,781
Foreign currency exchange rate changes	234	—	234	714	—	714
Service cost	491	316	175	538	305	233
Interest cost	1,292	768	524	1,417	844	573
Settlements and curtailments	(970)	(18)	(952)	(422)	(1)	(421)
Plan participants’ contributions	137	81	56	137	78	59
Amendments and other	98	20	78	32	(2)	34
Actuarial (gains) losses	(1,766)	(1,611)	(155)	3,704	2,499	1,205
Acquisitions	46	25	21	4	3	1
Benefits paid	(1,553)	(1,005)	(548)	(1,512)	(986)	(526)
Divestments	(763)	(326)	(437)	(81)	(6)	(75)
Reclassification to assets and to liabilities associated with assets classified as held for disposal for OSRAM	(1,600)	(523)	(1,077)	—	—	—

Defined benefit obligation at end of year	27,121	16,624	10,497	31,475	18,897	12,578

Germany	16,624	16,624		18,897	18,897
U.S.	3,429		3,429	4,043		4,043
U.K.	3,053		3,053	3,585		3,585
Other	4,015		4,015	4,950		4,950

	September 30, 2011			September 30, 2010
	Total	Domestic	Foreign	Total	Domestic	Foreign
	(in millions of €)
Change in plan assets:
Fair value of plan assets at beginning of year	24,107	14,059	10,048	21,990	13,290	8,700
Foreign currency exchange rate changes	208	—	208	618	—	618
Expected return on plan assets	1,475	886	589	1,395	841	554
Actuarial gains (losses) on plan assets	(1,653)	(1,357)	(296)	941	559	382
Acquisitions and other	79	1	78	77	—	77
Settlements	(773)	—	(773)	(172)	—	(172)
Employer contributions	849	276	573	658	245	413
Plan participants’ contributions	137	81	56	137	78	59
Benefits paid	(1,470)	(973)	(497)	(1,445)	(953)	(492)
Divestments and other	(766)	(273)	(493)	(92)	(1)	(91)
Reclassification to assets and to liabilities associated with assets classified as held for disposal for OSRAM	(1,228)	(391)	(837)	—	—	—

Fair value of plan assets at end of year	20,965	12,309	8,656	24,107	14,059	10,048

Germany	12,309	12,309		14,059	14,059
U.S.	2,346		2,346	2,952		2,952
U.K.	3,201		3,201	3,256		3,256
Other	3,109		3,109	3,840		3,840

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The total defined benefit obligation at the end of the fiscal year includes €8,443 million for active employees, €3,446 million for former employees with vested benefits and €15,232 million for retirees and surviving dependents.

In fiscal 2011, the DBO decreased due to an increase in discount rate for the domestic and some foreign pension plans. Also in fiscal 2011, the DBO and the fair value of plan assets decreased by €741 million and €735 million due to the disposal of Siemens IT Solutions and Services pension liabilities and plan assets. These effects are included in line items Divestments and Divestments and other in the tables above. Furthermore, in fiscal 2011, Siemens transferred pension liabilities and plan assets of its major pension plan in the Netherlands to the industry pension fund PME. The PME will be accounted for as a defined contribution plan with a resulting decrease in DBO and plan assets. The DBO and plan asset transfer amounted to both €753 million and is included in line items Settlements and curtailments and Settlements in the tables above. In addition, a settlement gain of €68 million was recognized in equity and is included in line item Actuarial (gains) losses in the first table above. Furthermore, line item Settlements and curtailments in fiscal 2011, includes €(122) million resulting from the disposal of pension liabilities of Siemens IT Solutions and Services. In fiscal 2010, the DBO increased due to a decrease in discount rate for the domestic and foreign pension plans. Line item Settlements and curtailments in fiscal 2010, in the table above, includes €(193) million resulting from a curtailment of two defined benefit pension plans in the U.S. and €(109) million due to a partial settlement of pension plans in Canada.

Employer contributions expected to be paid to the funded pension plans during fiscal 2012 are €650 million, therein €276 million to the domestic pension plans and €374 million to the foreign pension plans. Line item Employer contributions in fiscal 2010, includes supplemental employer contributions in the U.K. The amount of €(93) million in line item Settlements in fiscal 2010, is due to the partial settlement of pension plans in Canada.

Pension benefits: Components of NPBC

The components of the NPBC for the fiscal years ended September 30, 2011, 2010 and 2009 are as follows:

	Year ended September 30, 2011			Year ended September 30, 2010			Year ended September 30, 2009
	Total	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign
	(in millions of €)
Service Cost	431	283	148	481	287	194	461	260	201
Interest Cost	1,189	733	456	1,293	802	491	1,356	834	522
Expected return on plan assets	(1,364)	(847)	(517)	(1,281)	(801)	(480)	(1,197)	(738)	(459)
Amortization of past service cost (benefits)	12	20	(8)	20	—	20	19	18	1
Loss (gain) due to settlements and curtailments	(8)	—	(8)	(203)	—	(203)	(26)	(9)	(17)

Net periodic benefit cost	260	189	71	310	288	22	613	365	248

Germany	189	189		288	288		365	365
U.S.	20		20	(48)		(48)	139		139
U.K.	(2)		(2)	13		13	22		22
Other	53		53	57		57	87		87

In addition to net periodic benefit cost for continuing operations presented in the table above, €(70) million, €44 million and €65 million were recognized for Siemens IT Solutions and Services and for OSRAM for the years ended September 30, 2011, 2010 and 2009. The amount of €(70) million for the year ended September 30, 2011, includes €122 million settlement gain resulting from the disposal of pension liabilities of Siemens IT Solutions and Services.

Line item Net periodic benefit cost in fiscal 2010, in the table above, includes a €193 million curtailment gain resulting from a freeze of two defined benefit pension plans in the U.S. Employees will keep benefits earned, however, will not earn future benefits under these plans. Instead, employer contributions will be made to existing defined contribution plans.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Pension benefits: Amounts recognized in the Consolidated Statements of Comprehensive Income

The actuarial gains and losses on defined benefit pension plans recognized in the Consolidated Statements of Comprehensive Income for the fiscal years ended September 30, 2011, 2010 and 2009, were as follows:

	Year ended September 30, 2011			Year ended September 30, 2010			Year ended September 30, 2009
	Total	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign
	(in millions of €)
Actuarial losses (gains)	(113)	(254)	141	2,763	1,940	823	1,517	910	607
Effects in connection with asset ceiling	18	—	18	6	—	6	125	—	125
Income tax effect	146	227	(81)	(824)	(594)	(230)	(436)	(197)	(239)

Net amount recognized in the Consolidated Statements of Comprehensive Income, net of tax	51	(27)	78	1,945	1,346	599	1,206	713	493

Germany	(27)	(27)		1,346	1,346		713	713
U.S.	228		228	138		138	130		130
U.K.	(208)		(208)	71		71	268		268
Other	58		58	390		390	95		95

For the year ended September 30, 2011, cumulative income or expense of €(6) million is recognized in line item Net amount recognized in the Consolidated Statements of Comprehensive Income, net of tax which relates to OSRAM.

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

The weighted-average discount rate used for the actuarial valuation of the DBO at period-end and the expected return on plan assets for the fiscal year ending at period-end were as follows:

	Year ended September 30, 2011			Year ended September 30, 2010			Year ended September 30, 2009
	Total	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign
Discount rate	4.5%	4.7%	4.3%	4.2%	4.0%	4.4%	5.3%	5.3%	5.2%
Germany	4.7%	4.7%		4.0%	4.0%		5.3%	5.3%
U.S.	4.10%		4.10%	4.80%		4.80%	5.69%		5.69%
U.K.	5.7%		5.7%	5.3%		5.3%	5.7%		5.7%
Expected return on plan assets	6.3%	6.5%	6.1%	6.4%	6.5%	6.2%	6.5%	6.5%	6.4%
Germany	6.5%	6.5%		6.5%	6.5%		6.5%	6.5%
U.S.	6.95%		6.95%	6.95%		6.95%	6.97%		6.97%
U.K.	6.0%		6.0%	6.0%		6.0%	6.5%		6.5%

The rates of compensation increase for countries with significant effects with regard to this assumption were as follows for the years ended September 30, 2011, 2010 and 2009: U.S.: 3.50%, 3.52% and 3.76%, U.K.: 5.00%, 5.00% and 4.9%, Switzerland: 1.5%, 1.5% and 1.5%, Netherlands: 2.95%, 2.95% and 2.95%. The compensation increase rate for the domestic pension plans for the year ended September 30, 2011, was 2.25% (2010: 2.25%, 2009: 2.25%). However, due to the implementation of the BSAV, the effect of the compensation increase on the

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

domestic pension plans is substantially eliminated. The rates of pension progression for countries with significant effects with regard to this assumption were as follows for the years ended September 30, 2011, 2010 and 2009: Germany: 1.75%, 1.75% and 1.75%, U.K.: 3.1%, 3.1% and 3.0% and for the Netherlands for the years ended September 30, 2010 and 2009, 1.61% and 1.5%.

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

The discount rate assumptions reflect the rates available on high-quality corporate bonds or government bonds of consistent duration and currency at the period-end date. The expected return on plan assets is determined on a uniform basis, considering long-term historical returns, asset allocation, and future estimates of long-term investment returns. In fiscal 2011 and fiscal 2010, the expected return on plan assets remained primarily unchanged. Changes of other actuarial assumptions not mentioned above, such as employee turnover, mortality, disability, etc., had an only minor effect on the overall DBO as of September 30, 2011.

Experience adjustments, which result from differences between the actuarial assumptions and the actual occurrence, decreased the DBO by 0.6% in fiscal 2011, did not affect the DBO in fiscal 2010, decreased the DBO by 0.5% in fiscal 2009, increased the DBO by 0.4% in fiscal 2008 and did not affect the DBO in fiscal 2007.

Pension benefits: Sensitivity analysis

A one-percentage-point change of the established assumptions mentioned above, used for the calculation of the NPBC for fiscal 2012, or a change in the fair value of plan assets of €500 million, as of September 30, 2011, respectively, would result in the following increase (decrease) of the fiscal 2012 NPBC:

	Effect on NPBC 2012 due to a
	one-percentage- point/€500 increase	one-percentage- point/€500 decrease
	(in millions of €)
Discount rate	57	(72)
Expected return on plan assets	(189)	189
Rate of compensation increase	18	(15)
Rate of pension progression	124	(96)
Fair value of plan assets	(32)	32

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

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Pension benefits: Plan assets

The asset allocation of the plan assets of the pension benefit plans as of the period-end date in fiscal 2011 and 2010, as well as the target asset allocation for fiscal year 2012, are as follows:

	Target asset allocation September 30, 2012	Asset allocation
		September 30, 2011			September 30, 2010
Asset class		Total	Domestic	Foreign	Total	Domestic	Foreign
Equity	20-50%	28%	29%	27%	27%	27%	28%
Fixed income	40-70%	62%	63%	62%	62%	62%	61%
Real estate	5-15%	7%	6%	8%	7%	6%	9%
Cash and other assets	0-15%	3%	2%	3%	4%	5%	2%

		100%	100%	100%	100%	100%	100%

Derivatives are reported under the asset class whose risk is hedged. Current asset allocation is composed of high quality government and selected corporate bonds. Siemens constantly reviews the asset allocation in light of the duration of its pension liabilities and analyzes trends and events that may affect asset values in order to initiate appropriate measures at a very early stage.

The plan assets include own shares and debt instruments of the Company with a fair value of €78 million and €68 million as of September 30, 2011 and 2010.

The following table shows the actual return on plan assets in fiscal 2011, 2010 and 2009:

	Year ended September 30, 2011			Year ended September 30, 2010			Year ended September 30, 2009
	Total	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign
	(in millions of €)
Actual return on plan assets	(178)	(471)	293	2,336	1,400	936	1,949	1,546	403

Line item Actual return on plan assets for the year ended September 30, 2011, includes €10 million related to OSRAM.

The actual return over the last twelve months amounted to a negative 0.8% or €(178) million compared to an expected return of 6.4% or €1,475 million. The experience adjustment arising on plan assets was (7.2)% in fiscal 2011 (fiscal 2010: 4.4%; fiscal 2009: 3.5%; fiscal 2008: (16.2)%; fiscal 2007: (0.9)%). For the domestic pension plans, €(471) million or (3.5)% was realized, as compared to an expected return on plan assets of 6.5% or an amount of €886 million that was included in the NPBC. For the foreign pension plans, €293 million or 3.1% was realized, as compared to an expected return on plan assets of 6.1% or an amount of €589 million that was included in the NPBC.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Pension benefits: Pension benefit payments

The following overview comprises pension benefits paid out of the pension benefit plans during the years ended September 30, 2011 and 2010, and expected pension payments for the next five years and in the aggregate for the five years thereafter (undiscounted):

	Total	Domestic	Foreign
	(in millions of €)
Pension benefits paid
2010	1,512	986	526
2011	1,553	1,005	548
Expected pension payments
2012	1,482	997	485
2013	1,516	986	530
2014	1,535	991	544
2015	1,559	1,007	552
2016	1,577	1,004	573
2017-2021	8,240	5,192	3,048

Amounts presented for the years ended September 30, 2011 and 2010 in the table above include amounts related to Siemens IT Solutions and Services and OSRAM.

As pension benefit payments for Siemens’ funded pension benefit plans reduce the DBO and plan assets by the same amount, there is no impact on the funded status of such plans.

Other post-employment benefits

Beginning with fiscal 2011, figures presented cover both principal and non-principal pension benefits provided by Siemens.

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

The Company’s other post-employment benefits are illustrated in detail in the subsequent sections with regard to:

•	Obligations, plan assets and funded status,

•	Components of NPBC,

•	Amounts recognized in the Consolidated Statements of Comprehensive Income,

•	Assumptions used in the calculation of the DBO and the NPBC,

•	Sensitivity analysis, and

•	Benefit payments.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other post-employment benefits: Obligations, plan assets and funded status

The funded status of plan assets and a reconciliation of the funded status to the amounts recognized in the Consolidated Statements of Financial Position are as follows:

	September 30, 2011			September 30, 2010
	Total	Domestic	Foreign	Total	Domestic	Foreign
	(in millions of €)
Fair value of plan assets	4	—	4	4	—	4
Total defined benefit obligation	764	307	457	838	350	488

Defined benefit obligation (funded)	286	—	286	278	—	278
Defined benefit obligation (unfunded)	478	307	171	560	350	210

Funded status	(760)	(307)	(453)	(834)	(350)	(484)
Unrecognized past service cost (benefits)	6	—	6	8	—	8

Net amount recognized	(754)	(307)	(447)	(826)	(350)	(476)

The following tables shows a detailed reconciliation of the changes in the benefit obligation and in plan assets for other post-employment benefits for the years ended September 30, 2011 and 2010:

	September 30, 2011			September 30, 2010
	Total	Domestic	Foreign	Total	Domestic	Foreign
	(in millions of €)
Change in benefit obligations:
Defined benefit obligation at beginning of year	838	350	488	742	333	409
Foreign currency exchange rate changes	2	—	2	25	—	25
Service cost	22	10	12	25	10	15
Interest cost	38	14	24	43	17	26
Settlements and curtailments	(11)	(2)	(9)	(7)	(5)	(2)
Plan amendments and other	2	—	2	(6)	—	(6)
Actuarial (gains) losses	(24)	(18)	(6)	77	25	52
Acquisitions	3	3	—	—	—	—
Benefits paid	(56)	(28)	(28)	(61)	(30)	(31)
Divestments	(12)	(11)	(1)	—	—	—
Reclassification to assets and to liabilities associated with assets classified as held for disposal for OSRAM	(38)	(11)	(27)	—	—	—

Defined benefit obligation at end of year	764	307	457	838	350	488

	September 30, 2011			September 30, 2010
	Total	Domestic	Foreign	Total	Domestic	Foreign
	(in millions of €)
Change in plan assets:
Fair value of plan assets at beginning of year	4	—	4	3	—	3
Actual return on plan assets	—	—	—	1	—	1
Employer contributions	24	—	24	27	—	27
Benefits paid	(24)	—	(24)	(27)	—	(27)

Fair value of plan assets at end of year	4	—	4	4	—	4

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other post-employment benefits: Components of NPBC

The components of the NPBC for other post-employment benefits for the years ended September 30, 2011, 2010 and 2009, are as follows:

	Year ended September 30, 2011			Year ended September 30, 2010			Year ended September 30, 2009
	Total	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign
	(in millions of €)
Service cost	21	10	11	24	10	14	17	10	7
Interest cost	36	13	23	41	17	24	45	18	27
Amortization of unrecognized past service cost (benefits)	4	—	4	2	—	2	(29)	—	(29)
Loss (gain) due to settlements and curtailments	(10)	—	(10)	(5)	—	(5)	(13)	(9)	(4)

Net periodic benefit cost	51	23	28	62	27	35	20	19	1

In addition to net periodic benefit cost for continuing operations presented in the table above, less than a million €, €(2) million and €3 million were recognized for Siemens IT Solutions and Services and for OSRAM for the years ended September 30, 2011, 2010 and 2009.

Other post-employment benefits: Amounts recognized in the Consolidated Statements of Comprehensive Income

The actuarial gains and losses on other post-employment benefit plans recognized in the Consolidated Statements of Comprehensive Income for the fiscal years ended September 30, 2011, 2010 and 2009 were as follows:

	Year ended September 30, 2011			Year ended September 30, 2010			Year ended September 30, 2009
	Total	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign
	(in millions of €)
Actuarial losses (gains)	(24)	(18)	(6)	77	25	52	54	37	17
Income tax effect	7	5	2	(27)	(8)	(19)	(17)	(11)	(6)

Net amount recognized in the Consolidated Statements of Comprehensive Income, net of tax	(17)	(13)	(4)	50	17	33	37	26	11

Germany	(13)	(13)		17	17		26	26
U.S.	—		—	21		21	8		8
Canada	(1)		(1)	7		7	1		1
Other	(3)		(3)	5		5	2		2

For the year ended September 30, 2011, cumulative income or expense of less than a million € is recognized in line item Net amount recognized in the Consolidated Statements of Comprehensive Income, net of tax which relates to OSRAM.

Other post-employment benefits: Assumptions used in the calculation of the DBO and NPBC

Discount rates and other key assumptions used for transition payments in Germany are the same as those utilized for domestic pension benefit plans.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The weighted-average assumptions used in calculating the actuarial values for the post-employment healthcare and life insurance benefits are as follows:

	Year ended September 30, 2011	Year ended September 30, 2010	Year ended September 30, 2009
Discount rate	4.57%	5.18%	5.98%
U.S.:
Medical trend rates (initial/ultimate/year):
Medicare ineligible pre-65	9%/5%/2020	8%/5%/2017	8.5%/5%/2017
Medicare eligible post-65	8.5%/5%/2019	8.5%/5%/2018	9%/5%/2018
Dental trend rates (initial/ultimate/year)	6%/5%/2021	6%/5%/2021	6%/5%/2021
Canada:
Medical trend rates (initial/ultimate/year)	9%/5%/2019	5%	5%
Drug trend rates (initial/ultimate/year)	9%/5%/2019	5%	7%/5%/2010
Dental trend rates	4%	4%	4%

Experience adjustments, which result from differences between the actuarial assumptions and the actual occurrence, decreased the DBO by 3.0% in fiscal 2011, increased the DBO by 0.5% in fiscal 2010 and decreased the DBO by 1.6%, 0.9% and 0.3% in fiscal 2009, 2008 and 2007, respectively.

Other post-employment benefits: Sensitivity analysis

The health care assumptions may be significantly influenced by the expected progression in health care expense. A one-percentage-point change in the healthcare trend rates would have resulted in the following increase (decrease) of the defined benefit obligation and the service and interest cost as of and for the year ended September 30, 2011:

	September 30, 2011 One-percentage-point
	increase	decrease
	(in millions of €)
Effect on defined benefit obligation	20	(14)
Effect on total of service and interest cost components	2	(1)

Other post-employment benefits: Benefit payments

The following overview comprises benefit payments for other post-employment benefits paid out of the other defined benefit post-employment plans during the years ended September 30, 2011 and 2010, and expected pension payments for the next five years and in the aggregate for the five years thereafter (undiscounted):

	Total	Domestic	Foreign
	(in millions of €)
Payments for other post-employment benefits
2010	61	30	31
2011	56	28	28
Expected payments for other post-employment benefits
2012	69	39	30
2013	51	24	27
2014	56	28	28
2015	62	33	29
2016	63	34	29
2017-2021	332	182	150

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amounts presented for the years ended September 30, 2011 and 2010 in the table above include amounts related to Siemens IT Solutions and Services and OSRAM.

Since the benefit obligations for other post-employment benefits are generally not funded, such payments will impact the current operating cash flow of the Company.

Defined contribution plans and state plans

The amount recognized as an expense for defined contribution plans amounted to €437 million in fiscal 2011, €334 million in fiscal 2010, and €362 million in fiscal 2009, respectively. Contributions to state plans amounted to €1,528 million in fiscal 2011, €1,453 million in fiscal 2010, and €1,519 million in fiscal 2009, respectively.

25.    Provisions

	Warranties	Order related losses and risks	Asset retirement obligations	Other	Total
	(in millions of €)
Balance as of October 1, 2010	3,591	2,017	1,053	1,809	8,470
Additions	1,632	1,094	7	1,157	3,890
Usage	(835)	(628)	(9)	(410)	(1,882)
Reversals	(845)	(384)	(11)	(318)	(1,558)
Translation differences	3	(13)	—	(5)	(15)
Accretion expense and effect of changes in discount rates	2	10	90	3	105
Other changes	(42)	(79)	—	(67)	(188)

Balance as of September 30, 2011	3,506	2,017	1,130	2,169	8,822

Thereof non-current	1,091	595	1,111	857	3,654

	Warranties	Order related losses and risks	Asset retirement obligations	Other	Total
	(in millions of €)
Balance as of October 1, 2009	3,000	1,662	816	1,484	6,962
Additions	1,797	1,129	1	851	3,778
Usage	(718)	(526)	(10)	(283)	(1,537)
Reversals	(554)	(286)	(62)	(297)	(1,199)
Translation differences	70	31	2	41	144
Accretion expense and effect of changes in discount rates	2	6	295	7	310
Other changes	(6)	1	11	6	12

Balance as of September 30, 2010	3,591	2,017	1,053	1,809	8,470

Thereof non-current	1,103	642	1,033	554	3,332

In fiscal 2011, item Other changes contains reclassifications to line item Liabilities associated with assets classified as held for disposal including the disposal of those entities of €200 million.

Except for asset retirement obligations (see discussion below), the majority of the Company’s provisions are generally expected to result in cash outflows during the next one to 15 years.

Warranties—mainly relate to products sold. See Note 2 Summary of significant accounting policies at product related expenses for further information concerning our policy for estimating warranty provisions.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Order related losses and risks—are provided for anticipated losses and risks on uncompleted construction, sales and leasing contracts.

In fiscal 2011, Siemens reevaluated the commercial feasibility of particle therapy for general patient treatment. Going forward, Siemens will shift the focus of certain particle therapy projects primarily to research. In accordance with project accounting rules, Siemens took project charges and reduced third-quarter revenue in Imaging&Therapy Systems of the Healthcare Sector by the amount of revenue recognized from the projects in prior periods and set up provisions. Total pretax effects on the Consolidated Statement of Income in fiscal 2011 relating to the shifted focus in the third quarter of fiscal 2011 is €381 million including provisions for order related losses and risks.

Asset retirement obligations—The Company is subject to asset retirement obligations related to certain items of property, plant and equipment. Such asset retirement obligations are primarily attributable to environmental clean-up costs which amounted to €1,079 million and €1,004 million, respectively, as of September 30, 2011 and 2010 (the non-current portion thereof being €1,069 million and €992 million, respectively) and to costs primarily associated with the removal of leasehold improvements at the end of the lease term amounting to €51 million and €49 million, respectively, as of September 30, 2011 and 2010 (the non-current portion thereof being €42 million and €41 million, respectively).

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

In fiscal 2011, the parameters related to the life-span of the German nuclear reactors generally changed to a planned phase-out until 2022. Using the input of an independent advisor, management updated its valuation of the liability, accordingly. The valuation uses revised assumptions to reflect current and detailed cost estimates as well as a shorter time span of future cash outflows, reflecting the shorter life-span of the German nuclear reactors. The updated valuation as of September 30, 2011 assumes a continuous outflow until 2075 instead of 2084 in the prior valuation. The change in estimates resulted in a minor adjustment of the related provision.

In fiscal 2010, several parameters relating to the development of a final storage facility for radioactive waste were specified on the so called Schacht Konrad final storage. Using the input of an independent advisor, management adjusted its valuation of the liability in fiscal 2010. The valuation used revised assumptions to reflect more current and detailed cost estimates, price inflation and discount rates as well as a longer spread of future cash outflows. While the valuation as of September 30, 2009 assumed a lump sum payment in 2033 related to the costs for the final storage, the updated accounting estimates applied as of the third quarter of fiscal 2010 assume a continuous outflow until 2084 related to the costs for dismantling as well as intermediate and final storage. The change in estimates resulted in a decrease of the related provision of €60 million.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The determination of the provisions related to major asset retirement obligations will continue to involve significant estimates and assumptions. Uncertainties surrounding the amount to be recognized include, for example, the estimated costs of decommissioning because of the long time frame over which future cash outflows are expected to occur. Amongst others, the estimated cash outflows related to the asset retirement obligation could alter significantly if, and when, political developments affect the government’s plans to develop the so called Schacht Konrad. As of September 30, 2011 and 2010, the provision totals €1,079 million and €1,004 million, respectively, and is recorded net of a present value discount of €1,606 million and €1,924 million, respectively. The total expected payments for each of the next five fiscal years and the total thereafter are €26 million, €26 million, €29 million, €31 million, €28 million and €2,545 million.

The Company recognizes the accretion of the provision for asset retirement obligations using the effective interest method applying current interest rates prevailing at the period-end date. In fiscal 2011 and 2010, the Company recognized €24 million and €30 million, respectively in accretion expense in line item Other Financial income (expense), net. Changes in discount rates increased the carrying amount of provisions by €66 million and €265 million as of September 30, 2011 and 2010, respectively.

Other—Other includes transaction-related and post-closing provisions in connection with portfolio activities.

26.    Other liabilities

	September 30,
	2011	2010
	(in millions of €)
Employee related liabilities	461	685
Deferred income	237	274
Other	1,169	1,321

	1,867	2,280

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

27.    Equity

Common stock

Siemens common stock is composed of no par value shares with a notional value of €3.00 per share. Each share of common stock is entitled to one vote.

The following table provides a summary of outstanding capital and the changes in authorized and conditional capital for fiscal years 2011, 2010 and 2009:

	Common stock (authorized and issued)		Authorized capital (not issued)		Conditional capital (not issued)
	in thousands of €	in thousand shares	in thousands of €	in thousand shares	in thousands of €	in thousand shares
As of September 30, 2008	2,742,610	914,203	671,130	223,710	860,002	286,667

Expired capital	—	—	(600,000)	(200,000)	(702,485)	(234,161)
Newly approved capital	—	—	520,800	173,600	600,000	200,000

As of September 30, 2009	2,742,610	914,203	591,930	197,310	757,517	252,506

Expired or cancelled capital	—	—	—	—	(600,000)	(200,000)
Newly approved capital	—	—	—	—	600,000	200,000

As of September 30, 2010	2,742,610	914,203	591,930	197,310	757,517	252,506

Expired or cancelled capital	—	—	(71,130)	(23,710)	—	—
Newly approved capital	—	—	90,000	30,000	270,000	90,000

As of September 30, 2011	2,742,610	914,203	610,800	203,600	1,027,517	342,506

Authorized capital (not issued)

The Company’s shareholders authorized the Managing Board, with the approval of the Supervisory Board, to increase capital stock through the issuance of no par value shares registered in the names of the holders and to determine the further content of the rights embodied in the shares and the terms and conditions of the share issue as follows:

(1) Authorized Capital 2011 by up to €90 million through the issuance of up to 30 million shares for contributions in cash. The authorization was granted on January 25, 2011 and expires on January 24, 2016. This authorization followed the expiration of Authorized Capital 2006, see (3). In accordance with Authorized Capital 2011 new shares can be issued solely to employees of Siemens AG and its subsidiaries. Pre-emptive rights of existing shareholders are excluded.

(2) Authorized Capital 2009 by up to €520.8 million through the issuance of up to 173.6 million shares for contributions in cash and/or in kind (Authorized Capital 2009). The authorization was granted on January 27, 2009 and expires on January 26, 2014. With the approval of the Supervisory Board, the Managing Board can exclude shareholders’ pre-emptive rights for capital increases in the form of contributions in kind and in certain pre-stipulated circumstances for contributions in cash.

(3) Authorized Capital 2006, granted in January 2006, expired in January 2011. It granted the right to increase capital stock by up to €75 million through issuing up to 25 million shares for contributions in cash. As of September 30, 2010, €71.1 million representing 23.71 million shares were available for issuance. Pre-emptive rights of existing shareholders were excluded.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Conditional capital (not issued)

Conditional Capital is provided for the purpose of a) serving the issuance of bonds with conversion rights and (or) with warrants, b) accommodating the exercise of stock option plans and c) settling claims of former Siemens Nixdorf Informationssysteme AG (SNI AG) shareholders.

(1) Conditional Capital 2011 to service the issuance of bonds with conversion rights and/or with warrants or a combination thereof in an aggregate principal amount of up to €15 billion, entitling the holders to subscribe to up to 90 million shares of Siemens AG with no par value, representing up to €270 million of capital stock. The authorization to issue such bonds was granted in January 2011 and will expire on January 24, 2016.

(2) Conditional Capital to service the issuance of bonds with conversion rights and/or with warrants in an aggregate principal amount of up to €15 billion, entitling the holders to subscribe to up to 200 million shares of Siemens AG with no par value, representing up to €600 million of capital stock (Conditional Capital 2010). The authorization to issue such bonds was granted on January 26, 2010 and will expire on January 25, 2015.

(3) Conditional Capital to service the 2001 and 1999 Siemens Stock Option Plans amounts to €157 million, representing 52.32 million shares of Siemens AG as of September 30, 2011 and 2010. Of the €157 million Conditional capital, €147 million, representing 49 million shares, is reserved to solely service the 2001 Siemens Stock Option Plan and €10 million, representing 3.32 million shares, services both the 2001 and 1999 Siemens Stock Option Plans. The last tranche of stock options expired in November 2010 and from that date on, no further shares are to be issued, see Note 34 Share-based payment for further information on stock options.

(4) Conditional Capital provided to issue shares to settle claims offered to former SNI AG shareholders who had not tendered their SNI AG share certificates amounts to €0.6 million, representing 189 thousand shares as of September 30, 2011 and 2010. Such rights to claim Siemens shares expired in 2007 and no further shares are to be issued.

Treasury stock

The Company is authorized by its shareholders to acquire treasury stock of up to 10% of its capital stock existing at the date of the shareholders’ resolution, which represents up to 91,420,342 Siemens shares or—if this value is lower—as of the date on which the authorization is exercised. The authorization became effective on March 1, 2011 and remains in force through January 24, 2016. The previous authorization, granted at the Shareholders’ Meeting on January 26, 2010, terminated as of the effective date of the new authorization. According to the resolutions, repurchased shares may be (1) sold via a stock exchange or through a public sales offer made to all shareholders; (2) retired; (3) offered for purchase to individuals currently or formerly employed by the Company or any of its subsidiaries or granted and transferred to such individuals with a vesting period of at least two years; (4) offered and transferred with the approval of the Supervisory Board to third parties against contributions in kind, particularly in connection with business combinations or the acquisition of companies, businesses, parts of businesses or interests therein; (5) with the approval of the Supervisory Board sold to third parties against payment in cash if the price at which such Siemens shares are to be sold is not significantly lower than the market price of the Siemens stock at the time of selling; or (6) used to service convertible bonds or warrants granted by the Company or any of its subsidiaries and, (7) regarding the 2010 resolution, used to meet the obligations under the 2001 Siemens Stock Option Plan. In addition, the Supervisory Board is authorized to offer repurchased shares to members of the Managing Board within the framework of Managing Board compensation.

The current authorization to acquire Siemens shares is supplemented by an authorization to repurchase up to five percent of its capital stock existing at the date of the shareholders’ resolution by using equity derivatives or forward purchases with a maximum maturity term of 18 months; the repurchase of treasury stock upon the exercise of such instruments shall be no later than January 24, 2016. The previous authorization was supplemented by an authorization to repurchase up to half of those shares by using equity derivatives, such as put

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

and call options and a combination of put and call options; the term of such options had to be chosen in a way that any repurchase of the Company’s own shares upon the exercise of the option would take place no later than on the expiration date of the supplemented authorization.

In November 2007, the Company announced a share buy back program. Under the program, the Company originally expected to conduct share repurchases with a total volume of up to €10 billion by 2010 for the purpose of cancellation and reduction of capital stock and, to a lesser extent, to fulfill obligations arising out of stock based compensation programs. As of September 30, 2010, 56,201,421 treasury shares amounting to €4,350 million have been repurchased.

In fiscal 2011, 4,414,342 shares were transferred in connection with equity settled share-based payment plans see Note 34 Share-based payment for additional information. As of September 30, 2011, 39,952,074 shares remained in treasury with a carrying amount of €3,037 million. In fiscal 2010, 3,411,245 shares were transferred in connection with equity settled share-based payment plans. As of September 30, 2010, 44,366,416 shares remained in treasury with a carrying amount of €3,373 million. In fiscal 2009, 189 shares were transferred to the Company’s Treasury Stock and 4,868,193 of Treasury Shares were transferred in connection with share-based payment plans.

Other comprehensive income, net of tax

The changes in line item Other comprehensive income, net of tax including non-controlling interest holders are as follows:

	Year ended September 30, 2011			Year ended September 30, 2010			Year ended September 30, 2009
	Pretax	Tax effect	Net	Pretax	Tax effect	Net	Pretax	Tax effect	Net
	(in millions of €)
Unrealized holding gains (losses) on available-for-sale financial assets	(42)	5	(37)	41	(4)	37	46	(8)	38
Reclassification adjustments for gains (losses) included in net income	(29)	7	(22)	(24)	6	(18)	44	(10)	34

Net unrealized gains (losses) on available-for-sale financial assets	(71)	12	(59)	17	2	19	90	(18)	72
Unrealized gains (losses) on derivative financial instruments	(35)	18	(17)	(163)	39	(124)	335	(101)	234
Reclassification adjustments for gains (losses) included in net income	(148)	44	(104)	(36)	11	(25)	138	(43)	95

Net unrealized gains (losses) on derivative financial instruments	(183)	62	(121)	(199)	50	(149)	473	(144)	329
Foreign-currency translation differences	129	—	129	1,220	—	1,220	(506)	—	(506)
Actuarial gains and losses on pension plans and similar commitments	103	(168)	(65)	(2,889)	835	(2,054)	(1,692)	443	(1,249)

Other comprehensive income	(22)	(94)	(116)	(1,851)	887	(964)	(1,635)	281	(1,354)

As of September 30, 2011, 2010 and 2009, cumulative income (expense) of €(71) million, €(36) million and €(35) million, respectively, is recognised in line item Other comprehensive income which relates to non-current assets or disposal groups classified as held for disposal.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In fiscal 2011, item Actuarial gains and losses on pension plans and similar commitments primarily changed due to an adjustment of the discount rate and due to actual returns varying from expected returns; see Note 24 Pension plans and similar commitments for further information.

Foreign currency translation differences are primarily a result of the strengthening of the US$ in fiscal 2010. Actuarial gains and losses on pension plans and similar commitments primarily changed in fiscal 2010 due to an adjustment of the discount rate and due to actual returns varying from expected returns; see Note 24 Pension plans and similar commitments for further information.

Miscellaneous

Under the German Stock Corporation Act (Aktiengesetz), the amount of dividends available for distribution to shareholders is based upon the earnings of Siemens AG as reported in its statutory financial statements determined in accordance with the German Commercial Code (Handelsgesetzbuch). In fiscal 2011, Siemens AG management distributed an ordinary dividend of €2,356 million (€2.70 per share) of the fiscal 2010 earnings to its shareholders. In fiscal 2010 and 2009, respectively, Siemens AG management distributed an ordinary dividend of €1,388 million (€1.60 per share) of the fiscal 2009 earnings and €1,380 million (€1.60 per share) of the fiscal 2008 earnings to its shareholders.

The Managing Board and the Supervisory Board proposed a dividend of €3.00 per share of the fiscal 2011 Siemens AG earnings, in total representing approximately €2.6 billion in expected payments. Payment of the proposed dividend is contingent upon approval by the shareholders at the Annual Shareholders’ Meeting on January 24, 2012.

28.    Additional capital disclosures

As of September 30, 2011 and 2010, Siemens’ capital structure was as follows:

	September 30,
	2011	2010	% Change
	(in millions of €)
Total equity attributable to shareholders of Siemens AG	31,530	28,346	11.2%
As percentage of total capital	64%	59%
Short-term debt and current maturities of long-term debt	3,660	2,416
Long-term debt	14,280	17,497
Total debt	17,940	19,913	(9.9)%
As percentage of total capital	36%	41%
Total capital (total debt as stated above, and total equity)	49,470	48,259	2.5%

In fiscal 2011, total equity attributable to shareholders of Siemens AG increased by 11.2% compared to fiscal 2010. Total debt decreased by 9.9% in fiscal 2011. This resulted in an increase in total equity as a percentage of total capital to 63.7% compared to 58.7% in fiscal 2010. Accordingly, total debt as a percentage of total capital decreased to 36.3% from 41.3% in the prior year. For further information on changes in total equity see Note 27 Equity and on issuance and repayment of debt see Note 23 Debt.

Siemens has commitments to sell or otherwise issue common shares in connection with share-based compensation plans. In fiscal 2011 and 2010, commitments arising from share-based compensation were met by re-issuing treasury shares. In fiscal 2012, Siemens may again fulfill its commitments arising from share-based compensation by re-issuing treasury shares. For additional information on share-based compensation see Note 34 Share-based payment and on treasury shares see Note 27 Equity.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As part of the Company’s One Siemens framework for sustainable value creation, Siemens decided to continue to use an indicator for optimizing the capital structure. A key consideration in this regard is maintenance of ready access to the capital markets through various debt products and preservation of the Company’s ability to repay and service its debt obligations over time. Siemens set a capital structure target range of 0.5 – 1.0. The ratio is defined as the item Adjusted industrial net debt divided by the item Adjusted EBITDA. The calculation of the item Adjusted industrial net debt is set forth in the table below. Adjusted EBITDA is defined as adjusted earnings before income taxes (EBIT) before amortization (defined as amortization and impairments, net of reversals, of intangible assets other than goodwill) and depreciation and impairments of property, plant and equipment and goodwill. Adjusted EBIT is defined as line item Income from continuing operations before income taxes less line item Interest income, less line item Interest expense less line item Other financial income (expense), net as well as less line item Income (loss) from investments accounted for using the equity method, net.

	September 30,
	2011	2010
	(in millions of €)
Short-term debt and current maturities of long-term debt	3,660	2,416
Plus: Long-term debt(1)	14,280	17,497
Less: Cash and cash equivalents	(12,468)	(14,108)
Less: Current available-for-sale financial assets	(477)	(246)

Net debt	4,995	5,560
Less: SFS Debt	(12,075)	(10,028)
Plus: Pension plans and similar commitments(2)	7,307	8,464
Plus: Credit guarantees	591	597
Less: 50% nominal amount hybrid bond(3)	(883)	(886)
Less: Fair value hedge accounting adjustment(4)	(1,470)	(1,518)

Adjusted industrial net debt	(1,534)	2,189

Adjusted EBITDA (continuing operations)	10,596	9,805

Adjusted industrial net debt / adjusted EBITDA (continuing operations)	(0.14)	0.22

(1)	The item Short-term debt and current maturities of long-term debt as well as the item Long-term debt include, in total, fair value hedge accounting adjustments of €1,470 million and €1,518 million for the fiscal years ended September 30, 2011 and 2010, respectively.

(2)	In fiscal 2011, to consider Siemens’ total pension liability, adjusted industrial net debt includes line item Pension plans and similar commitments as presented in the Consolidated Statement of Financial Position. Prior year amounts are reclassified to conform to the current year presentation.

(3)	The adjustment for the hybrid bond considers the calculation of this financial ratio applied by rating agencies to classify 50% of the hybrid bond as equity and 50% as debt. This assignment reflects the characteristics of the hybrid bond such as a long maturity date and subordination to all senior and debt obligations.

(4)	Debt is generally reported at a value representing approximately the amount to be repaid. However for debt designated in a hedging relationship (fair value hedges), this amount is adjusted by changes in market value mainly due to changes in interest rates. Accordingly the Company deducts these changes in market value in order to end up with an amount of debt that approximately will be repaid. Siemens believes, this is a more meaningful figure for the calculation presented above.

Due to rounding, numbers presented may not add up precisely to totals provided.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A key factor in maintaining a strong financial profile is Siemens’ credit rating which is affected by, among other factors, Siemens’ capital structure, profitability, ability to generate cash flow, geographic and product diversification as well as Siemens’ competitive market position. Siemens’ current corporate credit ratings from Moody’s Investors Service and Standard & Poor’s are noted as follows:

	30. September 2011		30. September 2010
	Moody’s Investors Service	Standard & Poor’s	Moody’s Investors Service	Standard & Poor’s
Long-term debt	A1	A+	A1	A+
Short-term debt	P-1	A-1+	P-1	A-1
On November 9, 2007, Moody’s applied a long-term credit rating of A1. The rating classification A is the third highest rating within the agency’s debt ratings category. The numerical modifier 1 indicates that Siemens’ long-term debt ranks in the higher end of the A category. On September 8, 2011 Moody’s revised its outlook for Siemens’ credit rating from stable to positive. The outlook change recognizes that over the past years, Siemens’ large business portfolio has become more balanced and resilient to cyclicality as a result of disposals. Furthermore, it reflects Siemens’ strengthened profitability. The Moody’s rating outlook is an opinion regarding the likely direction of an issuer’s rating over the medium-term. Rating outlooks fall into the following six categories: positive, negative, stable, developing, ratings under review and no outlook.

Moody’s Investors Service’s rating for the Company’s short-term corporate credit and commercial paper is P-1, the highest available rating in the prime rating system, which assesses issuers’ ability to honor senior financial obligations and contracts. It applies to senior unsecured obligations with an original maturity of less than one year. On September 8, 2011, Moody’s affirmed Siemens’ P-1 short-term rating.

On June 5, 2009, Standard & Poor’s applied a long-term credit rating of A+. Within Standard & Poor’s ratings definitions an obligation rated A has the third highest long-term rating category. The modifier + indicates that Siemens’ long-term debt ranks in the upper end of the A category. On April 18, 2011, Standard & Poor’s revised its outlook for Siemens’ credit rating from stable to positive. The outlook revision reflects Siemens’ solid operating and financial performance throughout the 2008 – 2010 global financial and economic downturn. A rating outlook indicates the potential direction of a long-term credit rating over the medium-term. Rating outlooks fall into the following four categories: positive, negative, stable and developing.

Furthermore, Standard & Poor’s raised the Company’s short-term corporate credit rating from A-1 to A-1+ on April 18, 2011. This is the highest short-term rating within the Standard & Poor’s short-term rating scale. The upgrade of the short-term rating is based on Standard & Poor’s assessment of the Company’s liquidity.

29.    Commitments and contingencies

Guarantees and other commitments

The following table presents the undiscounted amount of maximum potential future payments for each major group of guarantee:

	September 30,
	2011	2010
	(in millions of €)
Guarantees
Credit guarantees	591	597
Guarantees of third-party performance	2,643	1,093
HERKULES obligations	2,690	3,090
Other	3,424	3,300

	9,348	8,080

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Item Credit guarantees cover the financial obligations of third parties in cases where Siemens is the vendor and/or contractual partner. These guarantees generally provide that in the event of default or non-payment by the primary debtor, Siemens will be required to settle such financial obligations. In addition, Siemens provides credit guarantees generally as credit-line guarantees with variable utilization to joint ventures and associated and other companies see Note 19 Investments accounted for using the equity method and Note 39 Related party transactions. The maximum amount of these guarantees is subject to the outstanding balance of the credit or, in case where a credit line is subject to variable utilization, the nominal amount of the credit line. These guarantees usually have terms of between one and five years. Except for statutory recourse provisions against the primary debtor, credit guarantees are generally not subject to additional contractual recourse provisions. As of September 30, 2011 and 2010, the Company accrued €39 million and €55 million, respectively, relating to credit guarantees.

Furthermore, Siemens issues guarantees of third-party performance, which include performance bonds and guarantees of advanced payments in cases where Siemens is the general or subsidiary partner in a consortium. In the event of non-fulfillment of contractual obligations by the consortium partner(s), Siemens will be required to pay up to an agreed-upon maximum amount. These agreements span the term of the contract, typically ranging from three months to seven years. Generally, consortium agreements provide for fallback guarantees as a recourse provision among the consortium partners. The increase in item Guarantees of third-party performance results primarily from outstanding guarantees relating to the Siemens IT Solutions and Services business, yet to be transferred to AtoS. In case a beneficiary raises a claim under these guarantees AtoS is required to indemnify Siemens. As of September 30, 2011 and 2010, the Company accrued €69 million and €70 million, respectively, relating to performance guarantees.

In fiscal 2007, The Federal Republic of Germany commissioned a consortium consisting of Siemens and IBM Deutschland GmbH (IBM) to modernize and operate the non-military information and communications technology of the German Federal Armed Forces (Bundeswehr). This project is called HERKULES. A project company, BWI Informationstechnik GmbH (BWI), will provide the services required by the terms of the contract. Siemens is a shareholder in the project company. The total contract value amounts to a maximum of approximately €6 billion. In connection with the consortium and execution of the contract between BWI and the Federal Republic of Germany in December 2006, Siemens issued several guarantees connected to each other legally and economically in favor of the Federal Republic of Germany and of the consortium member IBM. The guarantees ensure that BWI has sufficient resources to provide the required services and to fulfill its contractual obligations. These guarantees are listed as a separate item HERKULES obligations in the table above due to their compound and multilayer nature. Total future payments potentially required by Siemens amount to €2.69 billion and €3.09 billion as of September 30, 2011 and 2010, respectively and will be reduced by approximately €400 million per year over the remaining six-year contract period as of September 30, 2011. Yearly payments under these guarantees are limited to €400 million plus, if applicable, a maximum of €90 million in unused guarantees carried forward from the prior year.

Item Other includes indemnifications issued in connection with dispositions of business entities. Such indemnifications, if customary to the relevant transactions, may protect the buyer from potential tax, legal and other risks in conjunction with the purchased business entity. Indemnifications primarily relate to NSN, disposed of in fiscal 2007, EN, disposed of in fiscal 2008, and to Siemens IT Solutions and Services disposed of in fiscal 2011, which might reach a high triple-digit million € amount, see Note 4 Acquisitions, dispositions and discontinued operations. As of September 30, 2011 and 2010, the total amount accrued for guarantees in item Other is €620 million and €162 million, respectively.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of September 30, 2011 and 2010, future payment obligations under non-cancellable operating leases are as follows:

	September 30,
	2011	2010
	(in millions of €)
Within one year	716	721
After one year but not more than five years	1,526	1,581
More than five years	826	824

	3,068	3,126

Total operating rental expense for the years ended September 30, 2011, 2010 and 2009 was €1,055 million, €1,077 million and €1,100 million, respectively.

As of September 30, 2011 and 2010, the Company has commitments to make capital contributions to the equity of various companies of €356 million and €470 million, respectively. The September 30, 2011 and 2010 balance includes a conditional commitment, proportional to our shareholding, to make capital contributions to EN of €172 million and €172 million. The committed amount is due upon EN making acquisitions or investments.

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

In 2008, Siemens pleaded guilty in federal court in Washington, D.C., to criminal charges of knowingly circumventing and failing to maintain adequate internal controls and failing to comply with the books and records provisions of the U.S. Foreign Corrupt Practices Act (FCPA). In related cases, three Siemens foreign subsidiaries, Siemens S.A. (Argentina), Siemens Bangladesh Ltd. and Siemens S.A. (Venezuela), pleaded guilty to individual counts of conspiracy to violate the FCPA. At the same time, Siemens settled a civil action against it brought by the U.S. Securities and Exchange Commission (SEC). The Munich public prosecutor announced the termination of legal proceedings alleging the failure of the former Managing Board of Siemens AG to fulfill its supervisory duties. Under the terms of the plea and settlement agreements reached in the United States, Siemens has engaged Dr. Theo Waigel, former German federal minister of finance, as Compliance Monitor to evaluate and report, for a period of up to four years, on the Company’s progress in implementing and operating its new compliance program. In connection with the settlements and other legal proceedings in Germany, Siemens paid a total of €1.2 billion to authorities in the U.S. and Germany in fiscal 2008 and fiscal 2009.

In May 2011, Siemens AG voluntarily reported a case of attempted public corruption in connection with a 2010 project in Kuwait to the U.S. Department of Justice, the SEC, and the Munich public prosecutor. Siemens is cooperating with the authorities in their ongoing investigations which also relate to certain employees.

In July 2011, the Nuremberg-Fuerth public prosecutor notified Siemens AG of an investigation against several employees in connection with payments related to the healthcare business in the Caribbean. Siemens is cooperating with the public prosecutor.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In July 2011, the Munich public prosecutor notified Siemens AG of an investigation against an employee in connection with payments to a supplier related to the oil and gas business in Central Asia from 2000 to 2009. Siemens is cooperating with the public prosecutor.

As previously reported, the Wuppertal public prosecutor, Germany, was conducting an investigation against Siemens employees regarding allegations that they participated in bribery related to the awarding of an EU contract for the refurbishment of a power plant in Serbia in 2002. In April 2010, the public prosecutor discontinued the investigation.

In October 2011, the Turkish Prime Ministry Inspection Board notified Siemens A.S. Turkey of an investigation in connection with alleged bribery in Turkey and Iraq from 1999 to 2007. Siemens is cooperating with the authority.

In 2011, the Brasilia public prosecutor, Brazil, opened proceedings to assess allegations against Siemens in connection with a 2007 metro project.

As previously reported, authorities in Russia were conducting an investigation into alleged misappropriation of public funds in connection with the award of contracts to Siemens for the delivery of medical equipment to public authorities in Yekaterinburg in the years 2003 to 2005. In July 2011, the investigation was closed with respect to all material charges.

As previously reported, in 2008 the São Paulo public prosecutor, Brazil, started certain investigations into the use of business consultants and suspicious payments in connection with the former Transportation Systems Group in or after 2000. Siemens has learned that this investigation was not discontinued in 2009 but treated confidential.

As previously reported, in March 2009, Siemens AG received a decision by the Vendor Review Committee of the United Nations Secretariat Procurement Division (UNPD) suspending Siemens AG from the UNPD vendor database for a minimum period of six months. The suspension applied to contracts with the UN Secretariat and stemmed from Siemens AG’s guilty plea in December 2008 to violations of the U.S. Foreign Corrupt Practices Act. In December 2009, Siemens AG filed a request to lift the existing suspension. Effective January 1, 2011, the UNPD lifted the suspension against Siemens AG.

As previously reported, in April 2009, Siemens AG received a “Notice of Commencement of Administrative Proceedings and Recommendations of the Evaluation and Suspension Officer” from the World Bank, which comprises the International Bank for Reconstruction and Development as well as the International Development Association, in connection with allegations of sanctionable practices during the period 2004 to 2006 relating to a World Bank-financed project in Russia. On July 2, 2009, the Company entered into a global settlement agreement with the International Bank for Reconstruction and Development, the International Development Association, the International Finance Corporation and the Multilateral Investment Guarantee Agency (collectively, the World Bank Group) to resolve World Bank Group investigations involving allegations of corruption by Siemens. In the agreement, Siemens voluntarily undertook to refrain from bidding in connection with any project, program, or other investment financed or guaranteed by the World Bank Group (World Bank Projects) for a period of two years, commencing on January 1, 2009 and ending on December 31, 2010. Siemens was not prohibited by the voluntary restraint from continuing work on existing contracts under World Bank Projects or concluded in connection with World Bank Group corporate procurement provided such contracts were signed by Siemens and all other parties thereto prior to January 1, 2009. The agreement provided for exemptions to the voluntary restraint in exceptional circumstances upon approval of the World Bank Group. In addition, Siemens had to withdraw all pending bids, including proposals for consulting contracts, in connection with World Bank Projects and World Bank Group corporate procurement where the World Bank Group had not provided its approval prior to July 2, 2009. Furthermore, Siemens is also required to voluntarily disclose to the World Bank Group any potential misconduct in connection with any World Bank Projects. Finally, Siemens has undertaken to pay US$100 million to agreed anti-corruption organizations over a period of

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

not more than 15 years. In fiscal 2009, the Company took a charge to Other operating expense to accrue a provision in the amount of €53 million relating to the global settlement agreement with the World Bank Group. In November 2009, OOO Siemens Russia and all its controlled subsidiaries were, in a separate proceeding before the World Bank Group, debarred for four years from participating in World Bank Projects. OOO Siemens Russia did not contest the debarment. As of January 1, 2011, Siemens AG and its controlled subsidiaries worldwide (with the exception of OOO Siemens Russia and its own controlled subsidiaries) are no longer prohibited from participating in any World Bank Projects.

As previously reported, Siemens AG had filed a request for arbitration against the Republic of Argentina (Argentina) with the International Center for Settlement of Investment Disputes (ICSID) of the World Bank. Siemens AG claimed that Argentina had unlawfully terminated its contract with Siemens for the development and operation of a system for the production of identity cards, border control, collection of data and voters’ registers (DNI project) and thereby violated the Bilateral Investment Protection Treaty between Argentina and Germany (BIT). A unanimous decision on the merits was rendered by the ICSID arbitration tribunal in February 2007, awarding Siemens AG, inter alia, compensation in the amount of US$217.8 million, plus compound interest thereon at a rate of 2.66% since May 18, 2001. Argentinia subsequently filed applications with the ICSID aiming at the annulment and reversal of the decision and a stay of enforcement of the arbitral award. In August 2009, Argentina and Siemens AG reached an agreement to mutually settle the case and discontinue any and all civil proceedings in connection with the case without acknowledging any legal obligations or claims. No payment was made by either party. As previously reported, the Argentinean Anti-Corruption Authority is conducting an investigation into corruption of government officials in connection with the award of the contract for the DNI project to Siemens in 1998. Searches were undertaken at the premises of Siemens Argentina and Siemens IT Services S.A. in Buenos Aires in August 2008 and in February 2009. The Company is cooperating with the Argentinean Authorities. The Argentinean investigative judge also repeatedly requested judicial assistance from the Munich public prosecutor and the federal court in New York.

As previously reported, in June 2008, the court of first instance in Kalimantan Province, Indonesia, found the Head of the Healthcare Division of Siemens PT Indonesia not guilty of allegations of participation in bribery, fraud, and overcharging related to the awarding of a contract for the delivery of medical equipment to a hospital in 2003. In October 2011, the Indonesian Supreme Court upheld the verdict.

As previously reported, in February 2010 a Greek Parliamentary Investigation Committee (GPIC) was established to investigate whether any politicians or other state officials in Greece were involved in alleged wrong-doing of Siemens in Greece. GPIC’s investigation was focused on possible criminal liability of politicians and other state officials. Greek public prosecutors are separately investigating certain fraud and bribery allegations involving—among others—former board members and former executives of Siemens A.E. Greece (Siemens A.E.) and Siemens AG. Both investigations may have a negative impact on civil proceedings currently pending against Siemens AG and Siemens A.E. and may affect the future business activities of Siemens in Greece. In January 2011, the GPIC alleged in a letter to Siemens that the damage suffered by the Greek state amounts to at least €2 billion. Furthermore, the GPIC issued a report repeating these allegations. In addition, the Hellenic Republic Minister of State indicated in a letter to Siemens that the Greek state will seek compensation from Siemens for the alleged damage. While Siemens rejects these allegations as unfounded and continues to defend itself, Siemens and the Greek state have engaged in discussions to resolve the matter.

As previously reported, the Nigerian Economic and Financial Crimes Commission (EFCC) was conducting an investigation into alleged illegal payments by Siemens to Nigerian public officials between 2002 and 2005. In October 2010, the EFCC filed charges with the Federal High Court in Abuja and the High Court of the Federal Capital Territory against, among others, Siemens Ltd. Nigeria (Siemens Nigeria), Siemens AG and former board members of Siemens Nigeria. On November 22, 2010, the Nigerian Government and Siemens Nigeria entered into an out of court settlement, obligating Siemens Nigeria to make a payment in the mid double-digit € million range to Nigeria in exchange for the Nigerian Government withdrawing these

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

criminal charges and refraining from the initiation of any criminal, civil or other actions—such as a debarment—against Siemens Nigeria, Siemens AG, and Siemens employees.

As previously reported, the Vienna public prosecutor, Austria, is conducting an investigation into payments between 1999 and 2006 relating to Siemens AG Austria and its subsidiary Siemens VAI Metal Technologies GmbH & Co. for which valid consideration could not be identified. In September 2011, the Vienna public prosecutor extended the investigations to include a potential corporate liability of Siemens AG Austria for tax evasion. Siemens is cooperating with the authorities.

As previously reported, in 2009, the Anti-Corruption Commission of Bangladesh (ACC) filed criminal charges against two current and one former employee of Siemens Bangladesh’s Healthcare business. It is alleged that the employees colluded with employees of a public hospital to overcharge for the delivery of medical equipment in the period before 2007. The ACC has not substantiated the criminal charges within the time limit provided by local law. Siemens Bangladesh filed a motion to dismiss the charges. The court has stayed its proceedings.

As previously reported, in December 2009, the ACC sent a request for information to Siemens Bangladesh Ltd. (Siemens Bangladesh) related to telecommunications projects of Siemens’ former Communications (Com) Group undertaken prior to 2007. In January 2010, Siemens Bangladesh was informed that in a related move the Anti Money Laundering Department of the Central Bank of Bangladesh is conducting a special investigation into certain accounts of Siemens Bangladesh and of former employees of Siemens Bangladesh in connection with transactions for Com projects undertaken in the period from 2002 to 2006. In February 2010, the ACC sent a request for additional information.

As previously reported, in November 2009 and in February 2010, a subsidiary of Siemens AG voluntarily self-reported possible violations of South African anti-corruption regulations in the period before 2007 to the responsible South African authorities. The authorities have requested further documentation. Siemens is cooperating with the authorities.

As previously reported, in June 2010, the Frankfurt public prosecutor searched premises of Siemens in Germany in response to allegations of questionable payments relating to an Industry project in Thailand. Siemens is cooperating with the authority.

As previously reported, in August 2010, the Inter-American Development Bank (IADB) issued a notice of administrative proceedings against, among others, Siemens IT Solutions and Services Argentina alleging fraudulent misstatements and antitrust violations in connection with a public invitation to tender for a project in the province of Cordoba, Argentina, in 2003. Siemens is cooperating with the IADB.

As previously reported, in August 2010, the IADB issued a notice of administrative proceedings against, among others, Siemens Venezuela alleging fraudulent misstatements and public corruption in connection with a public invitation to tender for healthcare projects in the Venezuelan provinces of Anzoategui and Merida in 2003. Siemens is cooperating with the IADB.

The Company remains subject to corruption-related investigations in several jurisdictions around the world. As a result, additional criminal or civil sanctions could be brought against the Company itself or against certain of its employees in connection with possible violations of law. In addition, the scope of pending investigations may be expanded and new investigations commenced in connection with allegations of bribery or other illegal acts. The Company’s operating activities, financial results and reputation may also be negatively affected, particularly as a result of penalties, fines, disgorgements, compensatory damages, third-party litigation, including with competitors, the formal or informal exclusion from public invitations to tender, or the loss of business licenses or permits. Additional expenses and provisions, which could be material, may need to be recorded in the future for penalties, fines, damages or other charges in connection with the investigations.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As previously reported, the Company is following up on evidence of bank accounts and the amounts of the funds deposited therein in various locations. Certain funds have been frozen by authorities. During fiscal 2010, the Company recognized an amount of €40 million in Other operating income from the agreed recovery of funds from one of these accounts.

Civil litigation

As previously reported, Siemens AG reached a settlement with nine out of eleven former members of the Managing and Supervisory Board on December 2, 2009. The settlement relates to claims of breaches of organizational and supervisory duties in view of the accusations of illegal business practices that occurred in the course of international business transactions in the years 2003 to 2006 and the resulting financial burdens for the Company. The Annual Shareholders’ Meeting approved all nine settlements between the Company and the former members of the Managing and Supervisory Board on January 26, 2010. The shareholders also approved a settlement agreement between the Company and its directors and officers insurers regarding claims in connection with the D&O insurance of up to €100 million. Siemens recorded €96 million gains, net of costs, from the D&O insurance and the nine settlements. On January 25, 2010, Siemens AG filed a lawsuit with the Munich District Court I against the two former board members who were not willing to settle, Thomas Ganswindt and Heinz-Joachim Neubürger, which is currently pending.

As previously reported, in June 2008, the Republic of Iraq filed an action requesting unspecified damages against 93 named defendants with the United States District Court for the Southern District of New York on the basis of findings made in the “Report of the Independent Inquiry Committee into the United Nations Oil-for-Food Programme.” Siemens S.A.S. France, Siemens A.Ş. Turkey and OSRAM Middle East FZE, Dubai, are among the 93 named defendants. Process was served upon all three Siemens subsidiaries. The three Siemens subsidiaries will defend themselves against the action.

As previously reported, Siemens was approached by a competitor to discuss claims it believed it had against the Company. The alleged claims related to allegedly improper payments by the Company in connection with the procurement of public and private contracts. Siemens and the competitor were able to resolve the matter on mutually agreeable terms.

As previously reported, a securities class action was filed in December 2009 against Siemens AG with the United States District Court for the Eastern District of New York seeking damages for alleged violations of U.S. securities laws. In March 2011, the Court granted the Company’s motion to dismiss the action. The plaintiffs’ motion to reconsider was denied by the court. Plaintiffs did not appeal the court’s decision. Accordingly, the dismissal is final.

Antitrust proceedings

As previously reported, in February 2007, the European Commission launched an investigation into possible antitrust violations involving European producers of power transformers, including Siemens AG and VA Technologie AG (VA Tech), which Siemens acquired in July 2005. The German Antitrust Authority (Bundeskartellamt) has become involved in the proceeding and is responsible for investigating those allegations that relate to the German market. Power transformers are electrical equipment used as major components in electric transmission systems in order to adapt voltages. On October 7, 2009, the European Commission imposed fines totaling €67.644 million on seven companies with regard to a territorial market sharing agreement related to Japan and Europe. Siemens was not fined because it had voluntarily disclosed this aspect of the case to the authorities. The German Antitrust Authority continues its investigation with regard to the German market. Siemens is cooperating with the German Antitrust Authority in the ongoing investigation.

As previously reported, in April 2007, Siemens AG and former VA Tech companies filed actions before the European Court of First Instance in Luxemburg against the decisions of the European Commission dated

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

January 24, 2007, to fine Siemens and former VA Tech companies for alleged antitrust violations in the European Market of high-voltage gas-insulated switchgear between 1988 and 2004. Gas-insulated switchgear is electrical equipment used as a major component for power substations. The fine imposed on Siemens AG amounted to €396.6 million and was paid by the Company in 2007. The fine imposed on former VA Tech companies, which Siemens AG acquired in July 2005, amounted to €22.1 million. In addition, former VA Tech companies were declared jointly liable with Schneider Electric for a separate fine of €4.5 million. In March 2011, the European Court of First Instance dismissed the case regarding the fine imposed on Siemens AG and re-calculated the fines for the former VA Tech companies. Former VA Tech companies were declared jointly liable with Schneider Electric for a fine of €8.1 million. Siemens AG and former VA Tech companies have appealed the decision.

In addition to these proceedings, authorities in Brazil, the Czech Republic and Slovakia are conducting investigations into comparable possible antitrust violations. In October 2010, the High Court of New Zealand dismissed corresponding charges against Siemens.

In January 2010, the European Commission launched, as previously reported, an investigation related to previously reported investigations into potential antitrust violations involving producers of flexible current transmission systems in New Zealand and the U.S. including, among others, Siemens AG. In April 2010, authorities in South Korea and Mexico informed the Company that similar proceedings had been initiated. All official investigations in connection with flexible power transmission systems have been closed. Siemens had been cooperating with all authorities.

As previously reported, in October 2007, upon the Company’s appeal, a Hungarian competition court reduced administrative fines imposed on Siemens AG for alleged antitrust violations in the market of high-voltage gas-insulated switchgear from €0.320 million to €0.120 million and from €0.640 million to €0.110 million regarding VA Technologie AG. The Company and the Competition Authority both appealed the decision. In November 2008, the Court of Appeal confirmed the reduction of the fines. In December 2008, the Competition Authority, based on alleged breaches of law, filed an extraordinary appeal with the Supreme Court. In December 2009, Siemens AG was notified that the Supreme Court had remanded the case to the Court of Appeal, with instructions to take a new decision on the amount of the fines. The extraordinary appeal from the Competition Authority was rejected with legally binding effect by the Court of Appeal in January 2010. In April 2010, the Competition Authority filed another extraordinary appeal with the Supreme Court. In April 2011, the Supreme Court sustained the extraordinary appeal of the Competition Authority and remanded the case for a new decision to another chamber of the Court of Appeal. In September 2011, the Court of Appeal confirmed the original administrative fines. This decision is not appealable.

In September 2011, the Israeli Antitrust Authority requested Siemens to present its legal position regarding an alleged anti-competitive arrangement between April 1988 and April 2004 in the field of gas-insulated switchgear. Siemens is cooperating with the authority.

In connection with the January 24, 2007 decision of the European Commission regarding alleged antitrust violations in the high-voltage gas-insulated switchgear market, claims are being made against Siemens. Among others, a claim was filed by National Grid Electricity Transmission Plc. (National Grid) with the High Court of England and Wales in November 2008. Twenty-one companies have been named as defendants, including Siemens AG and various of its subsidiaries. National Grid asserts claims in the aggregate amount of approximately £249 million for damages and compound interest. Siemens believes National Grid’s claim to be without merit. As discussed, the European Commission’s decision has been appealed to the European Court of First Instance. On June 12, 2009, the High Court granted a stay of the proceedings pending before it until three months after the later of the outcome of the appeal to the European Court of First Instance or any subsequent appeals to the European Court of Justice. In June 2009, the Siemens defendants filed their answers to the complaint and requested National Grid’s claim to be rejected. Discovery is ongoing.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As previously reported, in November 2010, the Greek Competition Authority searched the premises of Siemens S.A. in Athens in response to allegations of anti-competitive practices in the field of telecommunication and security. Siemens is cooperating with the authority.

As previously reported, in December 2010 and in March 2011, the Turkish Antitrust Authority searched the premises of several diagnostic companies including, among others, Siemens Healthcare Diagnostik Ticaret Limited Sirketi in Istanbul, in response to allegations of anti-competitive agreements. Siemens is cooperating with the authority.

As previously reported, on February 11, 2010, the Italian Antitrust Authority searched the premises of several healthcare companies, among others those of Siemens Healthcare Diagnostics S.r.l. and Siemens S.p.A. The investigation addresses allegations of anti-competitive agreements in relation to a tender of the procurement entity for the public healthcare sector in the region of Campania for the supply of medical equipment in 2009. On May 5, 2011, the Italian Antitrust Authority sent a Statement of Objections to the companies under investigation which confirmed that the proceedings against Siemens Healthcare Diagnostics S.r.l. were closed, but accused Siemens S.p.A. of having participated in an anti-competitive arrangement. On August 5, 2011, the Italian Antitrust Authority fined several companies, including Siemens S.p.A. for alleged anti-competitive behavior. The fine imposed on Siemens S.p.A. amounts to €1.1 million. The company appealed the decision.

In September 2011, the Competition Commission of Pakistan requested Siemens to present its legal position regarding an alleged anti-competitive arrangement since 2007 in the field of transformers and air-insulated switchgears. Siemens is cooperating with the authority.

In October 2011, the local Antitrust Authority in Rovno, Ukraine, notified DP Siemens Ukraine of an investigation into anti-competitive practices in connection with a delivery of medical equipment to a public hospital in 2010. Siemens is cooperating with the authority.

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

On November 25, 2008, Siemens AG and the insolvency administration of BenQ Mobile GmbH & Co. OHG announced that they had reached a settlement after constructive discussions that began in 2006. In the settlement agreement, Siemens AG agreed to a gross payment of €300 million, which was made in December 2008. As of September 30, 2011, the total net payment amounted to approximately €255 million after taking into account the payments made by the insolvency administrator to Siemens.

As previously reported, Siemens AG is a member of a supplier consortium that has been contracted to construct the nuclear power plant “Olkiluoto 3” in Finland for Teollisuuden Voima Oyj (TVO) on a turnkey basis. Siemens AG’s share of the consideration to be paid to the supplier consortium under the contract is approximately 27%. The other member of the supplier consortium is a further consortium consisting of Areva NP S.A.S. and its wholly-owned subsidiary, Areva NP GmbH. The agreed completion date for the nuclear power plant was April 30, 2009. Completion of the power plant has been delayed for reasons which are in dispute. In December 2008, the supplier consortium filed a request for arbitration against TVO demanding an extension of the construction time, additional compensation, milestone payments, damages and interest. In June 2011, the

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

supplier consortium increased its monetary claim; it now amounts to €1.94 billion. In April 2009, TVO rejected the claims and made counterclaims against the supplier consortium. These consist primarily of damages due to the delay amounting to approximately €1.43 billion based on an estimated completion of the plant in June 2012 with a delay of 38 months. Since then the estimated time of completion of the plant has been further delayed, which could increase the counterclaims. TVO has recently estimated in a press release that the start of the regular operation of the plant could be postponed until 2014. The estimated completion of the plant is currently under evaluation. The final phases of the plant completion will require the full cooperation of all parties involved.

As previously reported, Siemens AG terminated its joint venture with Areva S.A. (Areva) in early 2009. Thereafter Siemens AG entered into negotiations with the State Atomic Energy Corporation Rosatom (Rosatom) with a view to forming a new partnership active in the construction of nuclear power plants, in which it would be a minority shareholder. In April 2009, Areva filed a request for arbitration with the ICC against Siemens AG. Areva sought an order enjoining Siemens AG from pursuing such negotiations with Rosatom, a declaration that Siemens AG is in material breach of its contractual obligations and a reduction of the price payable to Siemens AG for its stake in the Areva NP S.A.S. joint venture. The final award of the arbitral tribunal was notified on May 19, 2011. According to this award, Siemens had to pay Areva liquidated damages of €648 million plus interest. Pursuant to the arbitral award, the disputed non-compete obligation was reduced to four years (ending on September 25, 2013).

As previously reported, Siemens is involved in a power plant construction project in the United States in which one of the other parties to the project filed an arbitration proceeding in June 2011 asserting material claims against certain other parties to the project. While no claims are being asserted against Siemens in the arbitration at this time, it is possible that such claims against Siemens may follow as matters progress.

As previously reported, OSRAM is party to a number of patent lawsuits involving Samsung group companies and LG group companies. On the one hand, OSRAM has sued Samsung group companies and/or LG group companies in the U.S., South Korea, Germany, China and Japan for patent infringements, and is requesting injunctions against unauthorized use of the asserted patents and, in some cases, import bans and compensation. In addition, OSRAM has commenced patent invalidation lawsuits relating to LG patents and Samsung patents on Light Emitting Diode (LED) technology in South Korea and relating to LG patents on LED technology in China.

Samsung group companies and/or LG group companies have, on the other hand, initiated patent invalidation lawsuits relating to OSRAM patents on LED technology, in particular white LEDs, in South Korea, Germany, China and Japan. In addition, Samsung group companies and/or LG group companies have filed patent infringement lawsuits in various jurisdictions, such as the U.S., South Korea and China, requesting injunctions against unauthorized use of the asserted patents and, in some cases, import bans and compensation from OSRAM. The patent infringement lawsuits initiated by LG group companies partly involve direct and indirect customers of OSRAM. OSRAM is defending itself in these lawsuits.

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

In July 2008, Hellenic Telecommunications Organization S.A. (OTE) filed a lawsuit against Siemens AG with the district court of Munich, Germany, seeking to compel Siemens AG to disclose the outcome of its internal investigations with respect to OTE. OTE seeks to obtain information with respect to allegations of undue influence and/or acts of bribery in connection with contracts concluded between Siemens AG and OTE from 1992 to 2006. In May 2009, OTE was granted access to the public prosecutor’s files in Greece. At the end

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

of July 2010, OTE expanded its claim and requested payment of damages by Siemens AG of at least €57.07 million to OTE for alleged bribery payments to OTE-employees. Siemens AG is defending itself against the expanded claim.

As previously reported, Siemens A.E. entered into a subcontract agreement with Science Applications International Corporation, Delaware, USA, (SAIC) in May of 2003 to deliver and install a significant portion of a security surveillance system (the C4I project) in advance of the Olympic Games in Athens, Greece. Siemens A.E. fulfilled its obligations pursuant to the subcontract agreement. Nonetheless, the Greek government claimed errors related to the C4I-System and withheld amounts for abatement in a double-digit million € range. Furthermore, the Greek government withheld final payment in a double-digit million € range, claiming that the system had not been finally accepted. Although Siemens A.E. is not a contractual party of the Greek government, under Siemens A.E’s subcontract agreement with SAIC non-payment by the Greek government also has an economic effect on Siemens A.E. SAIC has filed for arbitration contesting all the Greek government’s claims and its ability to withhold payments. The Greek State filed, inter alia, a motion to stay the arbitration in view of the ongoing criminal investigations conducted by the Greek public prosecutor. This motion was denied by the Arbitral Tribunal in July 2011. Resolution of this dispute has been complicated by public bribery and fraud allegations against Siemens A.E. in Greece, which have resulted in extensive negative media coverage concerning the C4I system.

As previously reported, in December 2008, the Polish Agency of Internal Security (AWB) remanded into custody an employee of Siemens Healthcare Poland, in connection with an investigation regarding a public tender issued by the hospital of Wroclaw in 2008. According to the AWB, the Siemens employee and the deputy hospital director were accused of having manipulated the tender procedure. In October 2010, the investigation was closed.

Russian authorities are conducting widespread investigations regarding possible fraudulent activities of resellers and governmental officials relating to procurement of medical equipment in the public sector. As is the case with other providers of medical equipment, OOO Siemens Russia has received numerous information requests and inquiries were made on-site by the authorities regarding tenders in the public healthcare sector. OOO Siemens Russia is cooperating in the ongoing investigations which also relate to certain individual employees.

In April 2009, the Defense Criminal Investigative Service of the U.S. Department of Defense conducted a search at the premises of Siemens Medical Solutions USA, Inc. in Malvern, Pennsylvania, in connection with an investigation relating to a Siemens contract with the U.S. Department of Defense for the provision of medical equipment.

As previously reported, in June 2009, Siemens AG and two of its subsidiaries voluntarily self-reported, among others, possible violations of U.S. Export Administration Regulations to the responsible U.S. authorities. On October 4, 2011, the U.S. Department of Commerce notified Siemens that it closed its case without taking further action. On October 5, 2011, the U.S. Department of the Treasury notified Siemens that it opened an investigation. Siemens is cooperating with the authorities.

As previously reported, since July 2009 the EU Anti-Fraud Office OLAF, its Romanian equivalent DELAF and the Romanian public prosecutor DNA have been investigating allegations of fraud in connection with the 2007 award of a contract to FORTE Business Services (later Siemens IT Solutions and Services Romania) to modernize the IT infrastructure of the Romanian judiciary. On September 2, 2010, OLAF put the matter on monitoring status and decided not to open formal proceedings. DELAF referred the matter to DNA and closed its investigations. The DNA investigation is still ongoing. Siemens is cooperating with the authorities.

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

31.    Additional disclosures on financial instruments

The following table presents the carrying amounts of each category of financial assets and financial liabilities:

	September 30,
	2011	2010
	(in millions of €)
Financial assets:
Loans and receivables	25,865	24,749
Cash and cash equivalents	12,468	14,108
Derivatives designated in a hedge accounting relationship	1,707	2,232
Financial assets held for trading	1,315	1,410
Available-for-sale financial assets	1,191	732

	42,546	43,231

Financial liabilities:
Financial liabilities measured at amortized cost	27,083	28,922
Financial liabilities held for trading	1,350	1,098
Derivatives designated in a hedge accounting relationship	255	164

	28,688	30,184

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the fair values and carrying amounts of financial assets and financial liabilities measured at cost or amortized cost:

	September 30, 2011		September 30, 2010
	Fair value	Carrying amount	Fair value	Carrying amount
	(in millions of €)
Financial assets measured at cost or amortized cost
Trade and other receivables(1)	13,147	13,147	14,111	14,111
Receivables from finance leases	4,742	4,742	4,879	4,879
Cash and cash equivalents	12,468	12,468	14,108	14,108
Other non-derivative financial assets	7,976	7,976	5,759	5,759
Available-for-sale financial assets(2)	—	252	—	410

Financial liabilities measured at cost or amortized cost
Notes and bonds	15,007	15,146	17,343	17,300
Trade payables(3)	7,677	7,677	7,899	7,899
Loans from banks and other financial indebtedness	2,680	2,649	2,439	2,442
Obligation under finance leases	194	145	169	171
Other non-derivative financial liabilities	1,466	1,466	1,110	1,110

(1)	This caption consists of (1) €13,088 million and €13,717 million trade receivables from the sale of goods and services in fiscal 2011 and fiscal 2010, respectively, see Note 12 Trade and other receivables, as well as (2) €59 million and €394 million receivables included in line item Other financial assets in fiscal 2011 and fiscal 2010, respectively. As of September 30, 2011 and 2010, trade receivables from the sale of goods and services of €595 million and €531 million have a remaining term of more than 12 months.

(2)	This caption consists of equity instruments classified as available-for-sale, for which a fair value could not be reliably measured and which are therefore recognized at cost.

(3)	As of September 30, 2011 and 2010, trade payables of €115 million and €19 million have a remaining term of more than 12 months.

Cash and cash equivalents includes €148 million and €56 million as of September 30, 2011 and 2010, respectively, which are not available for use by Siemens mainly due to minimum reserve requirements with banks.

The fair values of cash and cash equivalents, trade and other receivables and trade payables with a remaining term of up to 12 months, other current financial liabilities and borrowings under revolving credit facilities approximate their carrying amount, mainly due to the short-term maturities of these instruments.

Fixed-rate and variable-rate receivables with a remaining term of more than 12 months, including receivables from finance leases, are evaluated by the Company based on parameters such as interest rates, specific country risk factors, individual creditworthiness of the customer, and the risk characteristics of the financed project. Based on this evaluation, allowances for these receivables are taken into account. As of September 30, 2011 and 2010, the carrying amounts of such receivables, net of allowances, approximate their fair values.

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

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Financial instruments categorized as financial assets and financial liabilities measured at fair value are presented in the following table:

	September 30,
	2011	2010
	(in millions of €)
Financial assets measured at fair value
Available-for-sale financial assets	939	322
Derivative financial instruments	3,022	3,642
Not designated in a hedge accounting relationship	1,148	1,314
In connection with fair value hedges	1,575	1,936
Foreign currency exchange derivatives	3	9
Interest rate derivatives	1,572	1,927
In connection with cash flow hedges	132	296
Foreign currency exchange derivatives	132	295
Commodity derivatives	—	1
Embedded derivatives	167	96

	3,961	3,964

Financial liabilities measured at fair value
Derivative financial instruments	1,605	1,262
Not designated in a hedge accounting relationship	1,253	998
In connection with fair value hedges	8	11
Foreign currency exchange derivatives	8	11
In connection with cash flow hedges	247	153
Foreign currency exchange derivatives	207	137
Interest rate derivatives	13	16
Commodity derivatives	27	—
Embedded derivatives	97	100

	1,605	1,262

Fair values for available-for-sale financial assets are derived from quoted market prices in active markets.

The Company limits default risks resulting from derivative financial instruments by a careful counterparty selection. Derivative financial instruments are generally transacted with financial institutions with investment grade credit ratings. The fair valuation of derivative financial instruments at Siemens incorporates all factors that market participants would consider, including the counterparties’ credit risks. The exact calculation of fair values of derivative financial instruments depends on the specific type of instrument:

Derivative interest rate contracts—The fair values of derivative interest rate contracts (e.g. interest rate swap agreements) are estimated by discounting expected future cash flows using current market interest rates and yield curves over the remaining term of the instrument. Interest rate futures and interest rate options are valued on the basis of quoted market prices when available. If quoted market prices are not available, interest rate options are valued based on option pricing models.

Derivative currency contracts—The fair value of foreign currency exchange contracts is based on forward exchange rates. Currency options are valued on the basis of quoted market prices or on estimates based on option pricing models.

Derivative commodity contracts—The fair value of commodity swaps is based on forward commodity prices. Commodity options are valued on the basis of quoted market prices or on estimates based on option pricing models.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In determining the fair values of the derivative financial instruments, no compensating effects from underlying transactions (e.g. firm commitments and forecast transactions) are taken into consideration.

The following table allocates financial assets and financial liabilities measured at fair value to the three levels of the fair value hierarchy, as defined in IFRS 7, Financial Instruments: Disclosures.

	September 30, 2011
	Level 1	Level 2	Level 3	Total
	(in millions of €)
Financial assets measured at fair value
Available-for-sale financial assets	939	—	—	939
Derivative financial instruments	—	3,022	—	3,022

Total	939	3,022	—	3,961

Financial liabilities measured at fair value
Derivative financial instruments	8	1,597	—	1,605

	September 30, 2010
	Level 1	Level 2	Level 3	Total
	(in millions of €)
Financial assets measured at fair value
Available-for-sale financial assets	322	—	—	322
Derivative financial instruments	—	3,642	—	3,642

Total	322	3,642	—	3,964

Financial liabilities measured at fair value
Derivative financial instruments	—	1,262	—	1,262

The levels of the fair value hierarchy and its application to our financial assets and financial liabilities are described below:

Level 1: quoted prices in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3: inputs for the asset or liability that are not based on observable market data.

Net gains (losses) of financial instruments are as follows:

	Year ended September 30,
	2011	2010	2009
	(in millions of €)
Cash and cash equivalents	—	(34)	7
Available-for-sale financial assets	1,522	17	(44)
Loans and receivables	(126)	(92)	(398)
Financial liabilities measured at amortized cost	(28)	(286)	295
Financial assets and financial liabilities held for trading	(89)	(667)	18

Net gains in 2011 and 2010 (2009: losses) on available-for-sale financial assets include net gains on derecognition as well as impairment losses. The net gains on derecognition mainly comprise €1,520 million disposal gain related to the termination of the Areva NP S.A.S. joint venture, for further information see Note 9 Interest income, interest expense and other financial income (expense), net. For the amount of unrealized gains or losses on available-for-sale financial assets recognized directly in equity during the fiscal year and the amount removed from equity and recognized in net income for the fiscal year see line item Other Comprehensive Income, net of tax in Note 27 Equity.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Net losses on loans and receivables contain changes in valuation allowances, gains or losses on derecognition as well as recoveries of amounts previously written-off.

Net losses in fiscal 2011 and 2010 (2009: gains) on financial liabilities measured at amortized cost are comprised of gains or losses from derecognition and the ineffective portion of fair value hedges.

Net losses in fiscal 2011 and 2010 (2009: gains) on financial assets and financial liabilities held for trading consist of changes in the fair value of derivative financial instruments (including interest income and expense), for which hedge accounting is not applied.

The amounts presented include foreign currency gains and losses from the realization and valuation of the financial assets and liabilities mentioned above.

Collateral

Siemens holds collateral that can be sold or re-pledged in absence of default by the owner of the collateral mainly resulting from reverse repurchase agreements. As of September 30, 2011 and 2010 the fair value of the collateral held amounted to €421 million and €2,042 million, respectively. As of September 30, 2011, the right to sell or re-pledge the collateral has not been exercised. As of September 30, 2011 and 2010, the carrying amount of financial assets Siemens has pledged as collateral amounted to €565 million and €537 million, respectively.

32.    Derivative financial instruments and hedging activities

As part of the Company’s risk management program, a variety of derivative financial instruments is used to reduce risks resulting primarily from fluctuations in foreign currency exchange rates, interest rates and commodity prices. For additional information regarding the Company’s risk management strategies, including the use of derivative financial instruments to mitigate or eliminate certain of these risks, see also Note 33 Financial risk management.

The fair values of each type of derivative financial instruments recorded as financial assets or financial liabilities are as follows:

	September 30, 2011		September 30, 2010
	Asset	Liability	Asset	Liability
	(in millions of €)
Foreign currency exchange contracts	390	644	858	423
Interest rate swaps and combined interest/currency swaps	2,161	423	2,317	416
Commodity swaps	62	155	78	11
Embedded derivatives	167	97	96	100
Options	242	286	289	308
Other	—	—	4	4

	3,022	1,605	3,642	1,262

Foreign currency exchange rate risk management

As described in Note 33 Financial risk management, the Company employs various derivative financial instruments in order to mitigate or eliminate certain foreign currency exchange rate risks.

Derivative financial instruments not designated in a hedging relationship

The Company manages its risks associated with fluctuations in foreign currency denominated receivables, payables, debt, firm commitments and forecast transactions primarily through a Company-wide portfolio

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

approach. Under this approach the Company-wide risks are concentrated centrally, and various derivative financial instruments, primarily foreign currency exchange contracts and options, are utilized to minimize such risks. Such a strategy does not qualify for hedge accounting treatment under IAS 39, Financial Instruments: Recognition and Measurement. Accordingly, all such derivative financial instruments are recorded at fair value on the Consolidated Statements of Financial Position, either in line items Other current financial assets/liabilities or line items Other financial assets/liabilities, and changes in fair values are charged to net income (loss).

The Company also has foreign currency derivatives, which are embedded in certain sale and purchase contracts denominated in a currency that is neither the functional currency of the substantial parties to the contract nor a currency which is commonly used in the economic environment in which the contract takes place. Gains or losses relating to such embedded foreign currency derivatives are reported in line item Cost of goods sold and services rendered in the Consolidated Statements of Income.

Hedging activities

The Company’s operating units apply hedge accounting for certain significant forecast transactions and firm commitments denominated in foreign currencies. Particularly, the Company has entered into foreign currency exchange contracts to reduce the risk of variability of future cash flows resulting from forecast sales and purchases as well as firm commitments. This risk results mainly from contracts denominated in US$ both from Siemens’ business units entering into long-term contracts (project business) and from the standard product business.

Cash flow hedges—Changes in fair value of foreign currency exchange contracts that were designated as hedging instruments in foreign currency cash flow hedges are recorded as follows: the portion of the fair value changes that is determined to be an effective hedge is recognized in line item Other comprehensive income, net of tax, whereas the ineffective portion of the fair value changes is recognized in profit or loss. As of September 30, 2011, 2010 and 2009, the ineffective portion that was immediately recorded in profit or loss amounted to €17 million, €(15) million and €6 million, respectively. In fiscal 2011, 2010, 2009, net gains (losses) of €(1) million, €1 million and €(6) million, respectively, were reclassified from line item Other comprehensive income, net of tax into line item Cost of goods sold and services rendered because the occurrence of the related hedged forecast transaction was no longer probable. The development of line item Other comprehensive income, net of tax resulting from changes in fair value of these transactions as well as from amounts that were removed and included in profit or loss is presented in Note 27 Equity.

The following table shows the periods in which the hedged forecast transactions or the firm commitments denominated in foreign currency are expected to impact profit or loss and, therefore, the relating net deferred gains and losses in line item Other comprehensive income, net of tax will be reclassified into line item Revenue or line item Cost of goods sold and services rendered.

	Year ended September 30,
	2012	2013	2014 to 2016	2017 and thereafter
	(in millions of €)
Expected gain (loss) to be reclassified from line item Other comprehensive income, net of tax into revenue or cost of goods sold and services rendered	(57)	(2)	(25)	1

Fair value hedges—As of September 30, 2011 and 2010, the Company hedged firm commitments using foreign currency exchange contracts that were designated as hedging instruments in foreign currency fair value hedges of future sales related primarily to the Company’s project business and, to a lesser extent, future purchases. As of September 30, 2011 and 2010, the hedging transactions resulted in the recognition of financial assets of €11 million and €17 million, respectively, and financial liabilities of €7 million and €14 million, respectively, for the hedged firm commitments. Changes in fair value of foreign currency exchange contracts

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

resulted in losses of €1 million, losses of €15 million and gains of €2 million in fiscal 2011, 2010 and 2009, respectively. These effects relate to gains from the valuation of firm commitments of €1 million, gains of €15 million and losses of €2 million, respectively. Changes in fair value of the foreign currency exchange contracts as well as firm commitments were recorded in line item Cost of goods sold and services rendered.

Interest rate risk management

Interest rate risk arises from the sensitivity of financial assets and liabilities to changes in market rates of interest. The Company seeks to mitigate this risk by entering into interest rate derivatives such as interest rate swaps, options, cross-currency interest rate swaps, interest rate futures and forward rate agreements. For additional information see Note 33 Financial risk management.

Derivative financial instruments not designated in a hedging relationship

Starting with the first quarter of fiscal 2010, the interest rate risk management relating to the Group excluding SFS business has been realigned with the financial market environment. Under this portfolio-based approach, derivative financial instruments are used to manage interest risk actively relative to a benchmark consisting of medium-term interest rate swaps and interest forwards. Compared to the former interest rate overlay management, the benchmark approach may result in longer interest periods of derivatives and higher nominal volumes. The interest rate management relating to the SFS business remains to be managed separately, considering the term structure of SFS’ financial assets and liabilities on a portfolio basis. Both approaches do not qualify for hedge accounting treatment under IAS 39, Financial Instruments: Recognition and Measurement. Accordingly, all interest rate derivatives held in this relation are recorded at fair value, either in line items Other current financial assets/liabilities or in line items Other financial assets/liabilities, and changes in the fair values are charged to line item Other financial income (expense), net. Net cash receipts and payments relating to interest rate swaps used in offsetting relationships are also recorded in line item Other financial income (expense), net.

Fair value hedges of fixed-rate debt obligations

Under the interest rate swap agreements outstanding during the years ended September 30, 2011 and 2010, the Company has agreed to pay a variable rate of interest multiplied by a notional principle amount, and receives in return an amount equal to a specified fixed rate of interest multiplied by the same notional principal amount. These interest rate swap agreements offset an impact of future changes in interest rates on the fair value of the underlying fixed-rate debt obligations. The interest rate swap contracts are recorded at fair value in the Company’s Consolidated Statements of Financial Position and the related portion of fixed-rate debt being hedged is recorded at an amount equal to the sum of its carrying amount plus an adjustment representing the change in fair value of the debt obligations attributable to the interest rate risk being hedged. Changes in the fair value of interest rate swap contracts and the offsetting changes in the adjusted carrying amount of the related portion of fixed-rate debt being hedged are recognized in line item Other financial income (expense), net in the Consolidated Statements of Income. Adjustments in the carrying amount of the debt obligations resulted in a gain of €184 million, a loss of €498 million and a loss of €848 million in fiscal 2011, 2010 and 2009, respectively. During the same period, the related swap agreements resulted in a loss of €189 million, a gain of €521 million and a gain of €931 million, respectively. Therefore, the net effect recognized in line item Other financial income (expense), net, representing the ineffective portion of the hedging relationship, amounted to €(5) million, €23 million and €83 million in fiscal 2011, 2010 and 2009, respectively. Net cash receipts and payments relating to such interest rate swap agreements are recorded as interest expense.

The Company had interest rate swap contracts to pay variable rates of interest of an average of 1.3%, 0.8% and 0.9% as of September 30, 2011, 2010 and 2009, respectively and received fixed rates of interest (average rate of 5.3%, 5.3% and 5.4% as of September 30, 2011, 2010 and 2009, respectively). The notional amount of indebtedness hedged as of September 30, 2011, 2010 and 2009 was €12,584 million, €15,299 million and

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

€15,565 million, respectively. This changed 91%, 97% and 100% of the Company’s underlying notes and bonds from fixed interest rates into variable interest rates as of September 30, 2011, 2010 and 2009, respectively. The notional amounts of these contracts mature at varying dates based on the maturity of the underlying hedged items. The net fair value of interest rate swap contracts (excluding accrued interest) used to hedge indebtedness as of September 30, 2011, 2010 and 2009 was €1,360 million, €1,665 million and €1,224 million, respectively.

Cash flow hedges of revolving term deposits

In fiscal 2010 and 2009, the Company applied cash flow hedge accounting to a revolving term deposit. To offset the effect of future changes in interest payments of this revolving term deposit, the Company had entered into an interest rate swap agreement to pay a variable rate of interest and to receive a specified fixed rate of interest. When the swap contract ended in June 2010, cash flow hedge accounting was terminated. As long as hedge accounting was applied, the interest rate swap contract was reflected at fair value and the effective portion of changes in fair value were recorded in line item Other comprehensive income, net of tax, while any ineffective portion of changes in fair value was recognized in profit or loss. In fiscal 2010 and 2009, the cash flow hedges of revolving term deposits did not result in any ineffective portion to be recognized in profit or loss. Net cash receipts and payments relating to such interest rate swap agreements were recorded as interest income.

Cash flow hedges of a variable-rate term loan

As of September 30, 2011 and 2010, the Company applied cash flow hedge accounting for 50% of a variable-rate US$ 1 billion term loan. To benefit from the low interest rates in the U.S., the Company entered into interest rate swap agreements to pay a fixed rate of interest and to receive in return a variable rate of interest. These interest rate swap agreements offset the effect of future changes in interest payments to be made for the underlying variable-rate term loan. The interest rate swap contracts are reflected at fair value and the effective portion of changes in fair value of the interest rate swap contracts that were designated as cash flow hedges are recorded in line item Other comprehensive income, net of tax; any ineffective portion of changes in fair value is recognized in profit or loss. In fiscal 2011 and 2010, the cash flow hedges of the variable-rate term loan did not lead to any ineffective portion to be recognized in profit or loss. Net cash receipts and payments relating to such interest rate swap agreements are recorded as interest expense.

The following table shows the periods in which the hedged interest payments are expected to impact profit or loss and, therefore, the relating net deferred gains and losses in line item Other comprehensive income, net of tax will be reclassified into line item Interest expense.

	Year ended September 30,
	2012	2013	2014 to 2016	2017 and thereafter
	(in millions of €)
Expected income (loss) to be reclassified from line item Other comprehensive income, net of tax into interest expense	(1)	(12)	(2)	(6)

Commodity price risk management

As described in Note 33 Financial risk management, the Company employs commodity derivatives in order to mitigate or eliminate price risks from the procurement of commodities.

Derivative financial instruments not designated in a hedging relationship

The Company applies a portfolio approach to manage the Company-wide risks associated with fluctuations in commodity prices from firm commitments and forecast transactions by entering into commodity swaps and commodity options. As such a strategy does not qualify for hedge accounting treatment under IAS 39, Financial

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Instruments: Recognition and Measurement, the derivative financial instruments are recorded at fair value on the Consolidated Statements of Financial Position, either in line items Other current financial assets/liabilities or in line items Other financial assets/liabilities, and changes in fair values are charged to net income (loss).

Cash flow hedging activities

Since June 2010, the Company’s corporate procurement applies cash flow hedge accounting for certain firm commitments to purchase copper. Changes in fair value of the swaps which are used in the hedging relationship are recorded as follows: the portion of the fair value changes that is determined to be an effective hedge is recognized in line item Other comprehensive income, net of tax, whereas the ineffective portion of the fair value changes is recognized in profit or loss. As of September 30, 2011 and 2010, there was no ineffective portion that had to be recorded in profit or loss. In fiscal 2011 and 2010, no gains or losses were reclassified from line item Other comprehensive income, net of tax into line item Cost of goods sold and services rendered because the occurrence of the related hedged forecast transaction was no longer probable. The development of line item Other comprehensive income, net of tax resulting from changes in fair value of these transactions as well as from amounts that were removed and included in profit or loss is presented in Note 27 Equity.

It is expected that €25 million of net deferred losses in line item Other comprehensive income, net of tax will be reclassified into line item Cost of goods sold and services rendered in fiscal 2012, when the consumption of the hedged commodity purchases is recognized in line item Cost of goods sold and services rendered. As of September 30, 2011, the maximum length of time over which the Company is hedging its future commodity purchases is 35 months.

33.    Financial risk management

Siemens’ financial risk management is an integral part of how to plan and execute its business strategies. Siemens’ financial risk management policy is set by the Managing Board. Siemens’ organizational and accountability structure requires each of the respective managements of Siemens Sectors, Financial Services, Cross-Sector Services, regional Clusters and Corporate Units to implement financial risk management programs that are tailored to their specific industries and responsibilities, while being consistent with the overall policy established by the Managing Board.

Increasing market fluctuations may result in significant cash flow and earnings volatility risk for Siemens. The Company’s operating business as well as its investment and financing activities are affected by changes in foreign exchange rates, interest rates, commodity prices and equity prices. In order to optimize the allocation of the financial resources across the Siemens segments and entities, as well as to secure an optimal return for its shareholders, Siemens identifies, analyzes and proactively manages the associated financial market risks. The Company seeks to manage and control these risks primarily through its regular operating and financing activities, and uses derivative financial instruments when deemed appropriate.

Within the various methodologies to analyze and manage risk, Siemens has implemented a system based on parametric variance-covariance Value at Risk (VaR). The VaR methodology provides a quantification of market risks based on historical volatilities and correlations of the different risk factors under the assumptions of the parametric variance-covariance Value at Risk model. The VaR figures are calculated based on

•	historical volatilities and correlations,

•	a ten day holding period, and

•	a 99.5% confidence level

for foreign currency exchange rate risk, interest rate risk, commodity price risk and equity price risk as discussed below.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Actual results that are included in the Consolidated Statements of Income or Consolidated Statements of Comprehensive Income may differ substantially from VaR figures due to fundamental conceptual differences. The Consolidated Statements of Income and Consolidated Statements of Comprehensive Income are prepared in accordance with IFRS. The VaR figures are the output of a model with a purely financial perspective and represent the potential financial loss which will not be exceeded within ten days with a probability of 99.5%. The concept of VaR is used for internal management of the treasury activities.

Although VaR is an important tool for measuring market risk, the assumptions on which the model is based give rise to some limitations including the following. A ten day holding period assumes that it is possible to dispose of the underlying positions within this period. While this is considered to be a realistic assumption in almost all cases, it may not be valid during prolonged periods of severe market illiquidity. A 99.5% confidence level does not reflect losses that may occur beyond this level. There is a 0.5% statistical probability that losses could exceed the calculated VaR. The use of historical data as a basis for estimating the statistic behavior of the relevant markets and finally determining the possible range of the future outcomes on the basis of this statistic behavior may not always cover all possible scenarios, especially those of an exceptional nature.

Any market sensitive instruments, including equity and interest bearing investments, that our Company’s pension plans hold are not included in the following quantitative and qualitative disclosures. For additional information see Note 24 Pension plans and similar commitments. SFS holds a minor trading portfolio which is subject to strict limits. As of September 30, 2011, and 2010, respectively, it had a VaR close to zero.

Foreign currency exchange rate risk

Transaction risk and foreign currency exchange rate risk management

Siemens’ international operations expose the Company to foreign currency exchange rate risks, particularly regarding fluctuations between the U.S. dollar and the euro, in the ordinary course of business. The Company employs various strategies discussed below involving the use of derivative financial instruments to mitigate or eliminate certain of those exposures.

Foreign currency exchange rate fluctuations may create unwanted and unpredictable earnings and cash flow volatility. Each Siemens unit conducting business with international counterparties that leads to future cash flows denominated in a currency other than its functional currency is exposed to risks from changes in foreign currency exchange rates. Foreign currency exchange rate exposure is partly balanced by purchasing of goods, commodities and services in the respective currencies as well as production activities and other contributions along the value chain in the local markets.

Operating units are prohibited from borrowing or investing in foreign currencies on a speculative basis. Intercompany financing or investments of operating units are preferably carried out in their functional currency or on a hedged basis.

Siemens has established a foreign currency exchange rate risk management system that has an established track record for years. Each Siemens unit is responsible for recording, assessing, monitoring, reporting and hedging its foreign currency transaction exposure. The binding guideline for Siemens’ Divisions and entities provides the concept for the identification and determination of a single net foreign currency position for each unit and commits the units to hedge this aggregated position within a narrow band of at least 75% but no more than 100% of their net foreign currency position. In addition, the guideline provides a framework of the organizational structure necessary for foreign currency exchange rate risk management, proposes hedging strategies and defines the hedging instruments available to the entities: foreign currency exchange contracts, foreign currency put and call options and stop-loss orders. If there are no conflicting country specific regulations, hedging activities of the operating units are transacted internally with Corporate Treasury. Hedging transactions with external counterparties in the global financial markets are carried out under these limitations by Corporate Treasury. This includes hedging instruments which qualify for hedge accounting.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Siemens has a Company-wide portfolio approach which generates a benefit from any potential off-set of divergent cash flows in the same currency, as well as optimized transaction costs. For additional information regarding the effect of this Company-wide portfolio approach on the Consolidated Financial Statements, as well as for a discussion of hedging activities employed to mitigate or eliminate foreign currency exchange rate risks see Note 32 Derivative financial instruments and hedging activities.

The VaR relating to foreign currency exchange rates is calculated by aggregating the net foreign currency positions after hedging of the entities. As of September 30, 2011 the foreign currency exchange rate risk based on historical volatilities and correlations, a ten day holding period and a confidence level of 99.5% resulted in a VaR of €23 million compared to a VaR of €29 million in the year before. The prior-year amount has been adjusted in order to take into consideration the modified principles with regard to foreign currency exchange rate risk management. Changes in euro values of future cash flows denominated in foreign currency due to volatile foreign currency exchange rates might influence the unhedged portion of revenues, but would also affect the unhedged portion of cost of materials. Future changes in the foreign currency exchange rates can impact sales prices and may lead to margin changes, the extent of which is determined by the matching of foreign currency revenues and expenses.

Siemens defines foreign currency exchange rate exposure generally as items of the Consolidated Statement of Financial Position in addition to firm commitments which are denominated in foreign currencies, as well as foreign currency denominated cash inflows and cash outflows from forecast transactions for the following three months. This foreign currency exchange rate exposure is determined based on the respective functional currencies of the exposed Siemens’ entities.

Effects of foreign currency translation

Many Siemens subsidiaries are located outside the eurozone. Since the financial reporting currency of Siemens is the euro, the financial statements of these subsidiaries are translated into euro for the preparation of the Consolidated Financial Statements of Siemens. To consider the effects of foreign currency translation in the risk management, the general assumption is that investments in foreign-based operations are permanent and that reinvestment is continuous. Effects from foreign currency exchange rate fluctuations on the translation of net asset amounts into euro are reflected in the Company’s consolidated equity position.

Interest rate risk

Siemens’ interest rate risk exposure is mainly related to debt obligations like bonds, loans, commercial paper and interest-bearing deposits and investments. Siemens manages this risk using derivative financial instruments which allow the Company to hedge fair value changes by swapping fixed rates of interest into variable rates of interest. In order to optimize the Company’s position with regard to interest income and interest expenses and to manage the overall financial interest rate risk with respect to valuation risk affecting profit and loss and economic risk of changing interest rates, Corporate Treasury performs a comprehensive corporate interest rate risk management, under which the interest rate risk relating to the SFS business and to the remaining group are managed separately. For additional information see Note 32 Derivative financial instruments and hedging activities.

If there are no conflicting country-specific regulations, all Siemens segments and entities generally obtain any required financing through Corporate Treasury in the form of loans or intercompany clearing accounts. The same concept is adopted for deposits of cash generated by the units.

Assuming historical volatilities and correlations, a ten day holding period and a confidence level of 99.5% the interest rate VaR was €68 million as of September 30, 2011, decreasing from the comparable value of €107 million as of September 30, 2010. This interest rate risk results primarily from euro and U.S. dollar denominated long-term fixed rate debt obligations and interest-bearing investments. The decrease of VaR reflects

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

primarily a reduced interest rate risk relating to euro in connection with outstanding debt obligations and investments as well as derivative financial instruments used to manage and optimize the Company’s interest rate risk. For additional information see Note 32 Derivative financial instruments and hedging activities.

Commodity price risk

Siemens’ production operations expose the Company to various commodity price risks in the ordinary course of business. Especially in the Sectors Industry and Energy a continuous supply of copper was necessary for the operating activities. Commodity price risk fluctuations may create unwanted and unpredictable earnings and cash flow volatility. The Company employs various strategies discussed below involving the use of derivative financial instruments to mitigate or eliminate certain of those exposures.

Siemens has established a commodity price risk management system to reduce earnings and cash flow volatility. Each Siemens unit is responsible for recording, assessing, monitoring, reporting and hedging its risks from forecast and pending commodity purchase transactions (commodity price risk exposure). The binding guideline for Siemens Divisions and entities developed by the Corporate Supply Chain Management Department provides the concept for the identification and determination of the commodity price risk exposure and commits the units to hedge it within a narrow band of 75% to 100% of the commodity price risk exposure in the product business for the current and the subsequent quarter and 95% to 100% of the commodity price risk exposure in the project business after receipt of order.

The aggregated commodity price risk exposure is hedged with external counterparties through derivative financial hedging instruments by Corporate Treasury. Derivative financial hedging instruments designated for hedge accounting are directly entered into with external counterparties. Additionally, Siemens applies a Company-wide portfolio approach which generates a benefit from optimizing the Company’s position of the overall financial commodity price risk. For additional information regarding the effect of this Company-wide portfolio approach on the Consolidated Financial Statements, as well as for a discussion of hedging activities employed to mitigate or reduce commodity price risks see Note 32 Derivative financial instruments and hedging activities.

Using historical volatilities and correlations, a ten day holding period and a confidence level of 99.5%, the VaR, which comprises the net position of commodity derivatives and the commodity purchase transactions with price risk, was €9 million as of September 30, 2011 compared to €8 million as of September 30, 2010.

Equity price risk

Siemens’ investment portfolio consists of direct and indirect investments in publicly traded companies held for purposes other than trading. The direct participations result mainly from strategic partnerships or compensation from M&A transactions; indirect investments in fund shares are mainly transacted for financial reasons.

The equity investments are monitored based on their current market value, affected primarily by fluctuations in the volatile technology-related markets worldwide. The market value of Siemens’ portfolio in publicly traded companies as of September 30, 2011 was €516 million compared to €138 million as of September 30, 2010.

Based on historical volatilities and correlations, a ten day holding period and a confidence level of 99.5%, the VaR as of September 30, 2011 of Siemens’ equity investments was €63 million compared to €13 million the year before.

Both changes, the increase in market value and the increase in VaR, relate mainly to 12.5 million shares newly issued by AtoS with a five-year lock-up commitment, received from AtoS in connection with the

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

divestment of Siemens IT Solutions and Services. For further information regarding this transaction see Note 4 Acquisitions, dispositions and discontinued operations.

Liquidity risk

Liquidity risk results from the Company’s potential inability to meet its financial liabilities, e.g. for the settlement of its financial debt or for ongoing cash requirements from operating activities. In addition to having implemented effective working capital and cash management, Siemens mitigates liquidity risk by arranged borrowing facilities with highly rated financial institutions, via a medium-term notes program and via an established global commercial paper program. Liquidity risk may also be mitigated by the Siemens Bank GmbH, which was established in December 2010. The Siemens Bank increased the flexibility of depositing cash or refinancing by using European Central Bank accounts. For further information regarding short- and long-term debt see Note 23 Debt.

In addition to the above-mentioned sources of liquidity, Siemens constantly monitors funding options available in the capital markets, as well as trends in the availability and costs of such funding, with a view to maintaining financial flexibility and limiting repayment risks.

The following table reflects all contractually fixed pay-offs for settlement, repayments and interest resulting from recognized financial liabilities as well as from irrevocable loan commitments. It includes expected net cash outflows from derivative financial liabilities that are in place as per September 30, 2011. Such expected net cash outflows are determined based on each particular settlement date of an instrument. The amounts disclosed are undiscounted net cash outflows for the respective upcoming fiscal years, based on the earliest date on which Siemens could be required to pay. Cash outflows for financial liabilities (including interest) without fixed amount or timing are based on the conditions existing at September 30, 2011.

	Year ended September 30,
	2012	2013	2014 to 2016	2017 and thereafter
	(in millions of €)
Non-derivative financial liabilities
Notes and bonds	3,099	2,604	4,539	7,306
Loans from banks	1,201	929	476	12
Other financial indebtedness	26	13	60	29
Obligations under finance leases	31	34	43	124
Trade payables	7,562	111	5	2
Other financial liabilities	1,384	51	29	3
Derivative financial liabilities	901	320	225	88
Irrevocable loan commitments	2,384	127	29	1

The risk implied from the values shown in the table above reflects the one-sided scenario of cash outflows only. Obligations under finance leases, trade payables and other financial liabilities mainly originate from the financing of assets used in Siemens’ ongoing operations such as property, plant, equipment and investments in working capital—e.g. inventories and trade receivables. These assets are considered in the Company’s overall liquidity risk management. A considerable portion of the irrevocable loan commitments result from asset-based lending transactions meaning that the respective loans can only be drawn after sufficient collateral has been provided by the borrower. To monitor existing financial assets and liabilities as well as to enable an effective controlling of future risks, Siemens has established a comprehensive risk reporting covering its worldwide business units.

The balanced view of liquidity and financial indebtedness is stated in the calculation of the Net debt. Net debt results from total debt less total liquidity. Total debt comprises line item Short-term debt and current maturities of long-term debt as well as line item Long-term debt, as stated on the Consolidated Statements of

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Financial Position. Total debt comprises items Notes and bonds, Loans from banks, Obligations under finance leases and Other financial indebtedness such as commercial paper. Total liquidity refers to the liquid financial assets, which Siemens had available at the respective period-end dates to fund its business operations and to pay for near-term obligations. Total liquidity comprises line items Cash and cash equivalents as well as line item Available-for-sale financial assets, as stated on the Consolidated Statements of Financial Position. Management uses the Net debt measure for internal corporate finance management, as well as for external communication with investors, analysts and rating agencies.

	September 30,
	2011	2010
	(in millions of €)
Short-term debt and current maturities of long-term debt	3,660	2,416
Long-term debt	14,280	17,497
Total debt	17,940	19,913
Cash and cash equivalents	(12,468)	(14,108)
Available-for-sale financial assets (current)	(477)	(246)
Total liquidity	(12,945)	(14,354)

Net debt (Total debt less Total liquidity)	4,995	5,560

Siemens’ capital resources consist of a variety of short- and long-term financial instruments including, but not limited to, loans from financial institutions, commercial paper, medium-term notes and bonds. In addition to cash and cash equivalents and to available-for-sale financial assets liquid resources consist of future cash flows from operating activities.

Siemens’ capital requirements include, among others, scheduled debt service, regular capital spending, ongoing cash requirements from operating, Corporate Treasury and SFS financing activities, dividend payments, pension plan funding, portfolio activities and cash outflows in connection with restructuring measures.

Credit risk

Credit risk is defined as an unexpected loss in cash and earnings if the customer is unable to pay its obligations in due time or if the value of property or equipment that serves as collateral declines.

Siemens provides its customers with various forms of direct and indirect financing particularly in connection with large projects. Siemens finances a large number of smaller customer orders, for example the leasing of medical equipment, in part through SFS. SFS is also exposed to credit risk by financing third-party equipment or by taking direct or indirect participations in financings, such as syndicated loans. In part, Siemens takes a security interest in the assets Siemens finances or Siemens receives additional collateral. Siemens may incur losses if the credit quality of its customers deteriorates or if they default on their payment obligations to Siemens, such as a consequence of the financial crisis and the global downturn.

The effective monitoring and controlling of credit risk is a core competency of our risk management system. Siemens has implemented a binding credit policy for all entities. Hence, credit evaluations and ratings are performed for all customers with an exposure or requiring credit beyond a centrally defined limit.

Customer ratings, analyzed and defined by a designated SFS department, and individual customer limits are based on generally accepted rating methodologies, with the input consisting of information obtained from external rating agencies, data service providers and Siemens’ customer default experiences. Such ratings are processed by internal risk assessment specialists. Ratings and credit limits are carefully considered in determining the conditions under which direct or indirect financing will be offered to customers.

Credit risk is recorded and monitored on an ongoing basis applying different approaches dependent on the underlying product. Central systems are used for ongoing monitoring of counterparty risk. In addition,

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

To increase transparency with regard to credit risk Corporate Treasury has established the Siemens Credit Warehouse to which numerous operating units from the Siemens Group regularly transfer business partner data as a basis for a centralized rating process. In addition, numerous operating units transfer their trade receivables with a remaining term up to one year along with the inherent credit risk to the Siemens Credit Warehouse, but remain responsible for servicing activities such as collections and receivables management. The Siemens Credit Warehouse actively identifies, quantifies and manages the credit risk in its portfolio, such as by selling or hedging exposure to specific customers, countries and industries. In addition to an increased transparency with regard to credit risk, the Siemens Credit Warehouse may provide Siemens with an additional source of liquidity and strengthens Siemens’ funding flexibility.

The maximum exposure to credit risk of financial assets, without taking account of any collateral, is represented by their carrying amount. Credit risks arising from irrevocable loan commitments are equal to the expected future pay-offs resulting from these commitments. Credit risks arising from credit guarantees are described in Note 29 Commitments and contingencies. There were no significant concentrations of credit risk as of September 30, 2011 and 2010.

Concerning trade receivables and other receivables, as well as other loans or receivables included in line item Other financial assets that are neither impaired nor past due, there were no indications as of September 30, 2011, that defaults in payment obligations will occur. As of September 30, 2011 and 2010, there are no financial instruments that are past due but not impaired. For further information regarding the concept for the determination of allowances on receivables see Note 3 Critical accounting estimates.

34.    Share-based payment

Share-based payment awards at Siemens, including Bonus Awards, Stock Awards, Stock Options, the Share Matching Program and its underlying plans as well as the Jubilee Share Program are predominately designed as equity-settled plans and to a limited extent as cash-settled plans. If participating Siemens companies cease to be part of the Siemens Group, they are no longer eligible to participate in future share-based payment awards at Siemens. In such cases the participating Siemens companies have the right to settle the share-based payment awards prematurely. Total pretax expense for share-based payment recognized in line item Income from continuing operations amounted to €148 million, €119 million and €191 million for the years ended September 30, 2011, 2010 and 2009, respectively, and refers primarily to equity-settled awards, including the Company’s Base Share Program.

Stock Awards

The Company grants stock awards and phantom stock as a means for providing share-based compensation to members of the Managing Board, members of the senior management of Siemens AG and its domestic and foreign subsidiaries and other eligible employees. Stock awards are subject to a four year vesting period for awards granted up to fiscal 2007 and a three year vesting period for awards granted thereafter. Upon expiration of the vesting period, the recipient receives Siemens shares without payment of consideration. Stock awards are forfeited if the grantee’s employment with the Company terminates prior to the expiration of the vesting period. During the vesting period, grantees are not entitled to dividends. Stock awards may not be transferred, sold, pledged or otherwise encumbered. Stock awards may be settled in newly issued shares of common stock of Siemens AG, treasury stock or in cash. The settlement method will be determined by the Managing Board and the Supervisory Board.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Each fiscal year, the Company decides whether or not to grant stock awards. Stock awards may be granted only once a year within thirty days following the date of publication of the business results for the previous fiscal year. The Supervisory Board decides annually after the end of each fiscal year how many stock awards to grant to the Managing Board and the Managing Board decides annually how many stock awards to grant to members of the senior management and eligible employees of the Company.

In fiscal 2011, the Company granted 1,378,185 stock awards; thereof 128,284 awards to members of the Managing Board. In fiscal 2010, the Company granted 1,361,586 stock awards; thereof 154,226 awards to members of the Managing Board. In fiscal 2009, the Company granted 1,992,392 stock awards; thereof 252,329 awards to members of the Managing Board. Details on stock award activity and weighted average grant-date fair value are summarized in the table below:

	Year ended September 30, 2011				Year ended September 30, 2010				Year ended September 30, 2009
	Awards		Weighted average Grant-Date Fair Value		Awards		Weighted average Grant-Date Fair Value		Awards	Weighted average Grant-Date Fair Value
Non-vested, beginning of period	4,787,318		€58.06		4,438,303		€57.22		3,489,768	€67.56
Granted	1,378,185		€77.79		1,361,586		€60.79		1,992,392	€37.65
Vested	(1,558,938)		€79.93		(824,694)		€57.28		(881,097)	€55.63
Forfeited/settled	(283,984	)(1)	€56.28	(1)	(187,877	)(1)	€61.50	(1)	(162,760)	€48.01

Non-vested, end of period	4,322,581		€56.58		4,787,318		€58.06		4,438,303	€57.22

(1)	Consists of 153,223 forfeited and 130,761 settled awards with weighted average grant-date fair values of €54.41 and €58.47, respectively, in fiscal 2011 and of 153,020 forfeited and 34,857 settled awards with weighted average grant-date fair values of €57.43 and €79.34, respectively, in fiscal 2010.

Fair value was determined as the market price of Siemens shares less the present value of dividends expected during the four year and three year vesting period, respectively, as stock awards do not carry dividend rights during the vesting period, which resulted in a weighted average grant-date fair value of €77.79, €60.79 and €37.65, respectively, per stock award granted in fiscal 2011, 2010 and 2009. Total fair value of stock awards granted in fiscal 2011, 2010 and 2009 amounted to €107 million, €83 million and €75 million, respectively.

Item Forfeited/settled in fiscal 2010, includes rights to stock awards granted to former Managing Board and Supervisory Board members, who used their stock award rights to net their obligations towards the Company, which resulted from settlement agreements in connection with compliance matters. For further information see Note 30 Legal proceedings.

Share-based compensation of Managing Board members for fiscal 2011

The Supervisory Board decided to make further adjustments to the remuneration system for the Managing Board and to focus even more sharply on sustainable corporate management.

Variable compensation component (bonus): In fiscal 2011 agreements were entered into which entitle members of the Managing Board to Bonus Awards contingent upon the target attainment. The fair value of these entitlements amounting to €5 million was determined by calculating the present value of the target amount. Compensation expense related to Bonus Awards is generally recognized over one-year until they vest. Beneficiaries will receive one Siemens share without payment of consideration for each Bonus Award, following an additional waiting period of four years.

Long-term stock-based compensation: In fiscal 2011 agreements were entered into which entitle members of the Managing Board to Stock Awards contingent upon the target attainment. Half of the annual target amount

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

for stock awards will be linked to the average of published earnings per share (basic EPS) for the past three fiscal years. The fair value of these entitlements amounting to €5 million was determined by calculating the present value of the target amount. The other half of the target amount for Stock Awards is based on the performance of Siemens stock relative to five competitors (ABB, General Electric, Philips, Rockwell, Schneider). The fair value of these entitlements amounting to €6 million was calculated by applying a local volatility model. Inputs to that model include an expected weighted volatility of Siemens shares of 30% and 29% and a market price of €88.09 and €92.98 per Siemens share in the first and third quarter, respectively. Expected volatility was determined by reference to implied volatilities. The model applies a risk-free interest rate of up to 2.4% and up to 3.0% and an expected dividend yield of 3% and 2.4% in the first and third quarter, respectively. Compensation expense related to stock awards is generally recognized over five years until they vest, including a restriction period of four years. The total carrying amount for liabilities arising from stock awards settled in cash amounts to €— as of September 30, 2011.

Share Matching Program and its underlying plans:

1.    Share Matching Plan

In fiscal 2011 and 2010, the Company issued a new tranche under the Share Matching Plan. Starting with the tranche issued in fiscal 2010, senior managers of Siemens AG and participating Siemens companies may invest a specified percentage of their compensation in Siemens shares; in fiscal 2011, members of the Managing Board, for the last time, could invest a specified amount of their bonus payout relating to fiscal 2010 in Siemens shares. Within a predetermined period in the first quarter of each fiscal year, plan participants decide on their investment amount for which investment shares are purchased. The shares are purchased at the market price at a predetermined date in the second quarter. Plan participants receive the right to one Siemens share without payment of consideration (matching share) for every three investment shares continuously held over a period of three years (vesting period) provided the plan participant has been continuously employed by Siemens AG or another Siemens company until the end of the vesting period. During the vesting period, matching shares are not entitled to dividends. The right to receive matching shares forfeits if the underlying investment shares are transferred, sold, pledged or otherwise encumbered. Matching shares may be settled in newly issued shares of common stock of Siemens AG, treasury stock or in cash. The settlement method will be determined by the Managing Board. Each fiscal year, the Company decides whether or not to issue a new tranche under the Share Matching Plan.

In fiscal 2009, the Company introduced the Share Matching Plan available for members of the Managing Board and for employees of Siemens AG and participating Siemens companies. Plan participants could invest a specified percentage of their compensation in Siemens shares at a predetermined price set at the resolution date (investment shares). Within a specified period in the first quarter, plan participants could order the investment shares, which were issued in the second quarter and grant the right to receive matching shares under the same conditions described above. Fair value was determined as the market price of Siemens shares less the present value of expected dividends as investment shares did not carry dividend rights until they are issued in the second quarter, less the share price paid by the plan participants. The fair values of investment shares granted amounted to €3.47 and €5.56, per share, respectively, depending on the respective grant dates in the first quarter of fiscal 2009. The weighted average grant-date fair value amounts to €5.39 per share, based on the number of instruments granted.

2.    Monthly Investment Plan

In fiscal 2011 and 2010, the Company issued a new tranche under the Monthly Investment Plan that is a further component of the Share Matching Plan and which is available for employees—other than senior managers—of Siemens AG and participating Siemens companies. Plan participants may invest a specified percentage of their compensation in Siemens shares on a monthly basis over a period of twelve months. The

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

shares are purchased at market price at a predetermined date once a month. The Managing Board of the Company will decide annually, whether shares acquired under the Monthly Investment Plan (investment shares) may be transferred to the Share Matching Plan the following year. If the Managing Board decides that shares acquired under the Monthly Investment Plan are transferred to the Share Matching Plan, plan participants will receive the right to matching shares under the same conditions applying to the Share Matching Plan described above. Each fiscal year the Managing Board decides, whether or not to issue a new tranche under the Monthly Investment Plan.

In October 2010, the Managing Board decided that shares acquired under the first tranche of the Monthly Investment Plan will be transferred to the Share Matching Plan as of February 2011.

3.    Base Share Program

In fiscal 2011 and 2010, the Company issued an annual tranche under the Base Share Program. Starting with the tranche issued in fiscal 2010, employees of Siemens AG and participating domestic Siemens companies can invest a fixed amount of their compensation into Siemens shares, sponsored by Siemens with a tax beneficial allowance; in fiscal 2011, members of the Managing Board, for the last time, could participate in the Base Share Program. The shares are bought at market price at a predetermined date in the second quarter and grant the right to receive matching shares under the same conditions applying to the Share Matching Plan described above. Each fiscal year, the Managing Board decides whether or not to issue a new tranche under the Base Share Program. The fair value of the base share program equals the amount of the tax beneficial allowance sponsored by Siemens. In fiscal 2011 and 2010, the Company incurred pretax expense from continuing operations of €28 million and €24 million.

In fiscal 2009, the Base Share Program replaced the previous employee share purchase program. The Base Share Program was available for members of the Managing Board and employees of Siemens AG and participating domestic Siemens companies. Plan participants could purchase a limited number of Siemens shares at a preferential price. Within a specified period in the first quarter, plan participants could order the shares, which were issued in the second quarter and grant the right to receive matching shares under the same conditions applying to the Share Matching Plan described above. In fiscal 2009, the Company incurred pretax expense from continuing operations of €37 million, based on a preferential share price of €22 per share and a grant-date fair value of the equity instrument of €25.56 per share.

Fair value has been determined as the market price of Siemens shares less the present value of expected dividends as investment shares of the Base Share Program did not carry dividend rights until they were issued in the second quarter, less the share price paid by the plan participant.

4.    Resulting Matching Shares

	Year ended September 30, 2011	Year ended September 30, 2010	Year ended September 30, 2009
	Matching Shares	Matching Shares	Matching Shares
Outstanding, beginning of period	1,614,729	1,266,444	—
Granted(1)	579,845	446,324	1,324,596
Forfeited	(80,258)	(59,414)	(40,637)
Settled	(137,225)	(38,625)	(17,515)

Outstanding, end of period	1,977,091	1,614,729	1,266,444

(1)	Thereof 3,602, 6,837 and 25,962 to the Managing Board in fiscal 2011, 2010 and 2009, respectively.

Fair value was determined as the market price of Siemens shares less the present value of expected dividends during the vesting period as matching shares do not carry dividend rights during the vesting period.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Non-vesting conditions, i.e. the condition neither to transfer, sell, pledge nor otherwise encumber the underlying shares, were considered in determining the fair values. The fair values of matching shares granted amounted to €58.15 and €71.09, per share, respectively, depending on the respective grant dates in the first quarter of fiscal 2011. The fair value of matching shares granted in the first quarter of fiscal 2010, amounted to €47.18 per share. The fair values of matching shares granted amounted to €20.32 and €21.34, per share, respectively, depending on the respective grant dates in the first quarter of fiscal 2009. In fiscal 2011, 2010 and 2009, the weighted average grant-date fair value of the resulting matching shares is €66.13, €47.18 and €21.29 per share respectively, based on the number of instruments granted.

Jubilee Share Program

Under the Jubilee Share Program, eligible employees of Siemens AG and participating domestic Siemens companies receive jubilee shares after having been continuously employed by the Company for 25 and 40 years (vesting period), respectively. Generally, settlement of jubilee grants is in shares. Jubilee shares are measured at fair value considering biometrical factors. The fair value is determined as the market price of Siemens shares at grant date less the present value of dividends expected to be paid during the vesting period for which the employees are not entitled to. The weighted average fair value of each jubilee share granted in fiscal 2011 for the 25th and the 40th anniversary is €51.39 and €44.18, respectively, based on the number of shares granted. The weighted average fair value of each jubilee share granted adjusted by biometrical factors (considering fluctuation) is €29.24 and €22.24, respectively, in fiscal 2011. The weighted average fair value of each jubilee share granted in fiscal 2010 for the 25th and the 40th anniversary is €43.41 and €39.54, respectively, based on the number of shares granted. The weighted average fair value of each jubilee share granted adjusted by biometrical factors (considering fluctuation) is €29.40 and €26.28, respectively, in fiscal 2010. The weighted average fair value of each jubilee share granted in fiscal 2009 for the 25th and the 40th anniversary is €34.46 and €29.01, respectively, based on the number of shares granted. The weighted average fair value of each jubilee share granted adjusted by biometrical factors (considering fluctuation) is €25.18 and €20.56, respectively, in fiscal 2009.

In fiscal 2011, 2010 and 2009, 0.49 million, 0.45 million and 4.87 million jubilee shares were granted; 0.18 million, 0.06 million and none were transferred, 0.41 million, 0.18 million and 0.08 million forfeited, resulting in an outstanding balance of 4.9 million, 5.0 million and 4.8 million jubilee shares as of September 30, 2011, 2010 and 2009. Considering biometrical factors, 3.55 million, 3.69 million and 3.52 million jubilee shares are expected to vest as of September 30, 2011, 2010 and 2009.

Stock Option Plan

2001 Siemens Stock Option Plan

At the Annual Shareholders’ Meeting on February 22, 2001, shareholders authorized Siemens AG to establish the 2001 Siemens Stock Option Plan, making available up to 55 million options. The option grants were subject to a two-year vesting period, after which they could be exercised for a period of up to three years. The exercise price was equal to 120% of the reference price, which corresponded to the average opening market price of Siemens AG during the five trading days preceding the date of the stock option grant. However, an option could only be exercised if the trading price of the Company’s shares had reached a performance target which was equal to the exercise price at least once during the life of the option. The terms of the plan allowed the Company, at its discretion upon exercise of the option, to offer optionees settlement of the options in either newly issued shares of common stock of Siemens AG from the Conditional Capital reserved for this purpose, treasury stock or cash. The alternatives offered to optionees had been determined by the Managing Board in each case as approved by the Supervisory Board. Compensation in cash was equal to the difference between the exercise price and the opening market price of the Company’s stock on the day of exercising the stock options.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The issuance of stock options to members of the Managing Board on or after October 1, 2003, has been subject to the proviso that the Supervisory Board could restrict the stock option exercise in the event of extraordinary, unforeseen changes in the market price of the Siemens share. Those restrictions could reduce the number of options exercisable by each Board Member, provide for an exercise in cash for a constricted amount only, or suspend the exercise of the option until the extraordinary effects on the share price have ceased. The fair value of the options had not been adjusted for effects resulting from such restrictions. Reasonable estimates could not be made until it had been probable that such adverse events occured. Since it had been not possible to reliably estimate the fair value of those options at the grant date, compensation costs had been determined based on the current intrinsic value of the option until the date at which the number of shares to which a Board member was entitled to and the exercise price was determinable. Upon that date, fair value had been determined in accordance with the fair value recognition provisions of IFRS 2, Share-Based Payment, based on an appropriate fair value option pricing model.

The authority to distribute options under the 2001 Siemens Stock Option Plan expired on December 13, 2006. Accordingly, no further options were granted under this plan.

The exercise period for the outstanding options expired in fiscal 2011. Hence, there were no options outstanding and exercisable as of September 30, 2011. Details on option exercise activity and weighted average exercise prices for the years ended September 30, 2011, 2010 and 2009 are as follows:

	Year ended September 30, 2011		Year ended September 30, 2010		Year ended September 30, 2009
	Options	Weighted average exercise price	Options	Weighted average exercise price	Options	Weighted average exercise price
Outstanding, beginning of period	935,432	€74.59	2,627,742	€73.89	5,097,083	€73.60
Options exercised	(916,137)	€74.59	(687,605)	€74.59	—	—
Options expired	(12,220)	€74.59	(888,210)	€72.54	(2,213,111)	€73.25
Options forfeited	(7,075)	€74.59	(116,495)	€74.42	(152,015)	€73.81
Options settled	—	—	—	—	(104,215)	€73.39

Outstanding, end of period	—	—	935,432	€74.59	2,627,742	€73.89

Exercisable, end of period	—	—	935,432	€74.59	2,627,742	€73.89

As of September 30, 2010 and 2009, for Options outstanding the weighted average remaining contractual term was 0.13 years and 0.8 years, respectively; the aggregate intrinsic value amounted to €3 million and €—, respectively.

The following table summarizes information on stock options outstanding at September 30, 2011 and 2010:

	September 30, 2011		September 30, 2010
Exercise prices	Number of options outstanding	Weighted average remaining life (years)	Number of options outstanding	Weighted average remaining life (years)
€74.59	—	—	935,432	0.1

Fair value information

The Company’s determination of the fair value of stock option grants was based on an option pricing model which had been developed for use in estimating the fair values of options that have no vesting restrictions. Option valuation models require the input of highly subjective assumptions including the expected stock price volatility. The fair value per option outstanding as of September 30, 2010 amounted to €4.06 for grants made in fiscal 2006.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other share-based payment awards

Siemens maintains other share-based payment awards. The grants of other share-based payment awards do not have a material impact on Siemens’ Consolidated Financial Statements.

35.    Personnel costs

	Year ended September 30,
	2011	2010	2009
	(in millions of €)
Wages and salaries	19,167	18,311	17,397
Statutory social welfare contributions and expenses for optional support payments	3,093	2,894	2,883
Expenses relating to pension plans and employee benefits	938	681	870

	23,198	21,886	21,150

Item Expenses relating to pension plans and employee benefits includes service costs for the period. Expected return on plan assets and interest cost are included in pension related interest income (expense), see Note 9 Interest income, interest expense and other financial income (expense), net.

Included in fiscal 2010, are expenses of €0.3 billion related to special remuneration for non-management employees, see Note 37 Segment information.

Wages and salaries, statutory social welfare contributions and expenses for optional support payments and expenses relating to pension plans and employee benefits for continuing and discontinued operations amounts to €26,239 million, €25,709 million and €24,774 million in fiscal 2011, 2010 and 2009.

The average number of employees in fiscal years 2011, 2010 and 2009 was 350.5 thousand, 332.6 thousand and 339.7 thousand, respectively (based on continuing operations). Part-time employees are included on a proportionate basis. The employees were engaged in the following activities:

	Year ended September 30,
	2011	2010
	(in thousands)
Manufacturing and services	214.5	204.6
Sales and marketing	73.8	70.5
Research and development	27.8	27.2
Administration and general services	34.4	30.3

	350.5	332.6

The average number of employees in fiscal years 2011 and 2010 was 412.0 thousand and 403.0 thousand, respectively (based on continuing and discontinued operations). Thereof, in fiscal 2011 and 2010, 264.1 thousand and 262.1 thousand employees were engaged in manufacturing and services, 80.4 thousand and 78.0 thousand employees were engaged in sales and marketing, 30.4 thousand and 30.1 thousand employees were in research and development and 37.1 thousand and 32.8 thousand employees were in administration and general services in fiscal 2011 and 2010, respectively.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

36.    Earnings per share

	Year ended September 30,
	2011	2010	2009
	(shares in thousands)
Income from continuing operations	7,011	4,262	2,533
Less: Portion attributable to non-controlling interest	187	160	202

Income from continuing operations attributable to shareholders of Siemens AG	6,824	4,102	2,331
Weighted average shares outstanding—basic	873,098	868,244	864,818
Effect of dilutive convertible debt securities and share-based payment	9,558	9,236	6,929

Weighted average shares outstanding—diluted	882,656	877,480	871,747
Basic earnings per share (from continuing operations)	€7.82	€4.72	€2.70
Diluted earnings per share (from continuing operations)	€7.73	€4.67	€2.67

Share-based payment plans are dilutive at the Income from continuing operations level and so, in accordance with IAS 33, Earnings per Share, have been treated as dilutive for the purpose of diluted earnings per share. The diluted loss per share from discontinued operations is lower than basic loss per share from discontinued operations because of the effect of losses on discontinued operations.

The dilutive earnings per share computation does not contain weighted average shares of 1,709 thousand and 2,695 thousand in fiscal 2010 and 2009, respectively, since the options’ exercise prices exceeded the average market price of ordinary shares and its inclusion would have been antidilutive in the years presented.

37.    Segment Information

The Company is divided into Sectors being Industry, Energy and Healthcare, a segment for Equity Investments and segment Financial Services (SFS). Segment information is presented for continuing operations. Accordingly, current and prior period Segment information excludes discontinued operations. Regarding our discontinued operations Siemens IT Solutions and Services and OSRAM, see Note 4 Acquisitions, dispositions and discontinued operations.

Description of reportable segments

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

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Healthcare

The Healthcare Sector offers customers a comprehensive portfolio of medical solutions across the value-added chain—ranging from medical imaging to in vitro diagnostics to interventional systems and clinical information technology systems—all from a single source. In addition, the Sector provides technical maintenance, professional and consulting services, and, together with Financial Services (SFS), financing to assist customers in purchasing the Sector’s products.

Equity Investments

Equity Investments is a reportable segment with its own management. Equity Investments contains investments accounted for under the equity method or at cost and current available-for-sale financial assets, which are not allocated to a Sector, SFS, CMPA, SRE, Corporate items or Corporate Treasury. For strategic reasons, as of September 30, 2011 and 2010, NSN, BSH and EN, are, among others, reported in Equity Investments, see Note 19 Investments accounted for using the equity method for further information.

Financial Services (SFS)

Financial Services provides a variety of financial services and products both to third parties and to other Siemens entities and their customers.

Reconciliation to Consolidated Financial Statements

Reconciliation to Consolidated Financial Statements contains businesses and items not directly related to Siemens’ reportable segments:

Centrally managed portfolio activities

Beginning with fiscal 2010, Segment information includes a line item for centrally managed activities generally intended for divestment or closure. In fiscal 2011 and 2010, it primarily includes activities remaining from divestments and discontinued operations such as from Siemens IT Solutions and Services and from the former Com business as well as effects from EA sold in the second quarter of fiscal 2011. For further information, see Note 4 Acquisitions, dispositions and discontinued operations.

Siemens Real Estate (SRE)

Siemens Real Estate owns and manages the Siemens real estate portfolio and offers a range of services encompassing real estate development, real estate disposal and asset management, as well as lease and services management. SRE completed the project of bundling Siemens’ real estate at the end of fiscal 2011. In fiscal 2011 and 2010, assets with a carrying amount of €489 million and €872 million, respectively, were transferred to SRE under a multi-year program to bundle Siemens’ real estate.

Corporate items and pensions

Corporate items and pensions includes corporate charges such as personnel costs for corporate headquarters, corporate projects and non-operating investments or results of corporate-related derivative activities and costs for carve out activities managed by corporate, which are charged to the respective segment when the disposal gain or loss is realized or when the activities are classified as discontinued operations. Pensions includes the Company’s pension related income (expense) not allocated to the segments, SRE or Centrally managed portfolio activities.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Commencing fiscal 2011, infrastructure costs, previously reported in Corporate items, are allocated to the segments, SRE and Centrally managed portfolio activities; costs for corporate management and corporate technology remain in Corporate items. Prior year amounts are reported on a comparable basis.

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

Measurement—Segments

Accounting policies for Segment information are generally the same as those used for Siemens, which are described in Note 2 Summary of significant accounting policies. Lease transactions, however, are classified as operating leases for internal and segment reporting purposes. Corporate overhead is generally not allocated to segments, except for central infrastructure costs which are primarily allocated to the Sectors. Intersegment transactions are based on market prices.

Profit of the Sectors and of Equity Investments:

Siemens’ Managing Board is responsible for assessing the performance of the segments. The Company’s profitability measure of the Sectors and Equity Investments is earnings before financing interest, certain pension costs, and income taxes as determined by the chief operating decision maker (Profit). Profit excludes various categories of items, not allocated to the Sectors and Equity Investments, which management does not regard as indicative of their performance. For fiscal 2010, Company’s management approved a special remuneration presented in Corporate items which was primarily allocated to the Sectors in fiscal 2011. Profit represents a performance measure focused on operational success excluding the effects of capital market financing issues; for financing issues regarding Equity Investments see paragraph below. The major categories of items excluded from Profit are presented below.

Financing interest, excluded from Profit, is any interest income or expense other than interest income related to receivables from customers, from cash allocated to the Sectors and Equity Investments and interest expense on payables to suppliers. Borrowing costs capitalized as part of qualifying long-term projects are not part of financing interest. Financing interest is excluded from Profit because decision-making regarding financing is typically made at the corporate level. Equity Investments include interest and impairments as well as reversals of impairments on long-term loans granted to investments reported in Equity Investments, primarily NSN.

Similarly, decision-making regarding essential pension items is done centrally. Accordingly, Profit primarily includes amounts related to service cost of pension plans only, while all other regularly recurring pension related costs—including charges for the German pension insurance association and plan administration costs—are included in line item Corporate items and pensions. Curtailments are a partial payback with regard to past service cost that affect Segment Profit.

Furthermore, income taxes are excluded from Profit since income tax is subject to legal structures, which typically do not correspond to the structure of the segments.

The effect of certain litigation and compliance issues is excluded from Profit, if such items are not indicative of the Sectors’ and Equity Investments’ performance, since their related results of operations may be distorted by the amount and the irregular nature of such events. This may also be the case for items that refer to more than one reportable segment, SRE and/or Centrally managed portfolio activities or have a corporate or central character.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Beginning with fiscal 2011, central infrastructure costs, which were formerly reported in Corporate items, are allocated primarily to the Sectors. The total amount to be allocated is determined at the beginning of the fiscal year and is charged in equal installments in all four quarters. Prior period segment information is reported on a comparable basis.

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

Profit of the segment SFS:

Profit of the segment SFS is Income before income taxes. In contrast to performance measurement principles applied to the Sectors and Equity Investments interest income and expense is an important source of revenue and expense of SFS.

Asset measurement principles:

Management determined Assets as a measure to assess capital intensity of the Sectors and Equity Investments (Net capital employed). Its definition corresponds to the Profit measure. It is based on Total assets of the Consolidated Statements of Financial Position, primarily excluding intragroup financing receivables, intragroup investments and tax related assets, since the corresponding positions are excluded from Profit. Mobility, a Division of Industry, includes the project-specific intercompany financing of a long-term project. The remaining assets are reduced by non-interest-bearing liabilities other than tax related liabilities, e.g. trade payables, to derive Assets. Equity Investments may include certain shareholder loans granted to investments reported in Equity Investments, primarily NSN. In contrast, Assets of SFS is Total assets. A reconciliation of Assets disclosed in Segment information to Total assets in the Consolidated Statements of Financial Position is presented below.

New orders:

New orders are determined principally as estimated revenue of accepted purchase orders and order value changes and adjustments, excluding letters of intent. New orders are supplementary information, provided on a voluntary basis. It is not part of the audited Consolidated Financial Statements.

Free cash flow definition:

Segment information discloses Free cash flow and Additions to property, plant and equipment and intangible assets. Free cash flow of the Sectors and Equity Investments constitutes net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment. It excludes Financing interest, except for cases where interest on qualifying assets is capitalized or classified as contract costs and it also excludes income tax related and certain other payments and proceeds, in accordance with the Company’s Profit and Asset measurement definition. Free cash flow of Equity Investments includes interest from shareholder loans granted to investments reported in Equity Investments, primarily NSN. Pension curtailments are a partial payback with regard to past service cost that affect segment Free cash flow. Free cash flow of SFS, a financial services business, includes related financing interest payments and proceeds; income tax payments and proceeds of SFS are excluded.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amortization, depreciation and impairments:

Amortization, depreciation and impairments presented in Segment information includes depreciation and impairments of property, plant and equipment, net of reversals of impairments as well as amortization and impairments of intangible assets, net of reversals of impairment. Goodwill impairment is excluded.

Measurement—Centrally managed portfolio activities and SRE

Centrally managed portfolio activities follow the measurement principles of the Sectors. SRE applies the measurement principles of SFS; since fiscal 2011, Total assets of SRE nets certain intercompany finance receivables with certain intercompany finance liabilities.

Reconciliation to Siemens’ Consolidated Financial Statements

The following table reconciles total Assets of the Sectors, Equity Investments and SFS to Total assets of Siemens’ Consolidated Statements of Financial Position:

	September 30,
	2011	2010
	(in millions of €)
Assets of Sectors	20,425	20,580
Assets of Equity Investments	3,382	3,319
Assets of SFS	14,602	12,506

Total Segment Assets	38,409	36,405

Reconciliation:
Assets Centrally managed portfolio activities	(397)	(457)
Assets SRE	4,974	5,067
Assets of Corporate items and pensions	(9,141)	(9,644)
Eliminations, Corporate Treasury and other reconciling items of Segment information:
Asset-based adjustments:
Intragroup financing receivables and investments	24,808	24,813
Tax-related assets	3,901	4,625
Liability-based adjustments:
Pension plans and similar commitments	7,307	8,464
Liabilities	42,578	41,637
Eliminations, Corporate Treasury, other items(1)	(8,196)	(8,083)

Total Eliminations, Corporate Treasury and other reconciling items of Segment information	70,398	71,455

Total assets in Siemens’ Consolidated Statements of Financial Position	104,243	102,827

(1)	Includes assets and liabilities reclassified in connection with discontinued operations.

Due to rounding, numbers presented may not add up precisely to totals provided.

In fiscal years 2011, 2010 and 2009, Corporate items and pensions in the column Profit includes €(348) million, €(534) million and €(581) million related to Corporate items, as well as €75 million, €(167) million and €(339) million related to Pensions, respectively. For fiscal 2010, Company’s management approved a special remuneration, which was presented in Corporate items in fiscal 2010; in fiscal 2011, the remuneration totaling €267 million for continuing operations was primarily allocated to the Sectors based on management approach, which resulted in a positive impact at Corporate items. The Sectors were charged as follows: Industry €128 million, Energy €69 million and Healthcare €43 million. Fiscal 2011 includes net charges

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

related to legal and regulatory matters. Furthermore, fiscal 2011 Profit of Corporate items includes €99 million provided for in connection with regional risks managed centrally.

Fiscal 2010 Corporate items also include €96 million gains, net of related costs, from Siemens’ directors and officers insurance and from settlement agreements with former Managing Board and Supervisory Board members in conjunction with compliance matters as well as €40 million gains related to the agreed recovery of funds frozen by authorities. For further information see Note 30 Legal proceedings.

Corporate items in fiscal 2009, comprise net expenses of €97 million, due to the SG&A restructuring program and other ongoing personnel-related restructuring measures, see Note 5 Restructuring expense. In fiscal 2009, Corporate items also include fees amounting to €(95) million for outside advisors engaged by the Company in connection with investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities. Pensions in fiscal 2009 includes €(106) million related to our mandatory membership in the German pension insurance association Pensionssicherungsverein (PSV). Increased insurance costs are primarily caused by a large number of insolvencies of other PSV members.

The following table reconciles Free cash flow, Additions to intangible assets and property, plant and equipment and Amortization, depreciation and impairments as disclosed in Segment information to the corresponding consolidated amount for the Company.

	Free cash flow (I)= (II)-(III)			Net cash provided by (used in) operating activities (II)			Additions to intangible assets and property, plant and equipment (III)			Amortization, depreciation and impairments
	Year ended September 30,			Year ended September 30,			Year ended September 30,			Year ended September 30,
	2011	2010	2009	2011	2010	2009	2011	2010	2009	2011	2010	2009
	(in millions of €)
Segment information—based on continuing operations	5,885	7,043	4,087	8,056	8,997	6,246	(2,171)	(1,954)	(2,159)	2,510	2,598	2,395
Discontinued operations	(735)	(30)	(446)	(289)	352	(145)	(446)	(382)	(301)	817	375	444
Goodwill impairment	—	—	—	—	—	—	—	—	—	128	1,145	32

Cash Flow continuing and discontinued operations	5,150	7,013	3,641	7,767	9,349	6,101	(2,617)	(2,336)	(2,460)	3,455	4,118	2,871

In fiscal 2011, Amortization, depreciation and impairments in the Consolidated Statements of Cash Flow amounts to €2,638 million and consists of €2,510 million as reported in Segment information and €128 million goodwill impairment.

Additional Segment information

For the years ended September 30, 2011, 2010 and 2009, Profit of SFS includes interest income of €654 million, €621 million and €642 million, respectively and interest expense of €283 million, €282 million and €377 million, respectively.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

38.    Information about geographies

	Revenue by location of customer			Revenue by location of companies
	2011	2010	2009	2011	2010	2009
	(in millions of €)
Europe, C.I.S., Africa, Middle East	38,666	37,558	39,408	43,727	41,577	43,874
Americas	20,492	18,642	18,868	19,929	18,379	18,334
Asia, Australia	14,357	12,778	11,777	9,859	9,022	7,845

Siemens	73,515	68,978	70,053	73,515	68,978	70,053

thereof Germany	10,810	10,222	10,330	19,501	17,963	18,665
thereof foreign countries	62,705	58,756	59,723	54,014	51,015	51,388
thereof U.S.	14,371	13,308	14,225	15,489	14,431	14,887

	Non-current assets September 30,
	2011	2010	2009
	(in millions of €)
Europe, C.I.S., Africa, Middle East	15,238	16,587	16,509
Americas	12,921	13,068	13,233
Asia, Australia	2,468	2,825	2,428

Siemens	30,627	32,480	32,170

thereof Germany	6,351	7,284	7,542
thereof U.S.	11,713	11,729	11,977

Non-current assets consist of property, plant and equipment, goodwill and other intangible assets.

39.    Related party transactions

Joint ventures and associates

Siemens has relationships with many joint ventures and associates in the ordinary course of business whereby Siemens buys and sells a wide variety of products and services generally on arm’s length terms. For information regarding our subsidiaries, joint ventures and associated companies in fiscal 2011 see Note 19 Investments accounted for using the equity method and Item 19: List of subsidiaries and associated companies. For information regarding our subsidiaries, joint ventures and associated companies in fiscal 2010 see Item 19 of Form 20-F for fiscal 2010 filed with the SEC.

Sales of goods and services and other income from transactions with joint ventures and associates as well as purchases of goods and services and other expense from transactions with joint ventures and associates are as follows:

	Sales of goods and services and other income			Purchases of goods and services and other expense
	September 30,			September 30,
	2011	2010	2009	2011	2010	2009
	(in millions of €)
Joint ventures	201	258	218	39	16	162
Associates	580	609	723	267	242	214

	781	867	941	306	258	376

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Receivables from joint ventures and associates and liabilities to joint ventures and associates are as follows:

	Receivables		Liabilities
	September 30,		September 30,
	2011	2010	2011	2010
	(in millions of €)
Joint ventures	44	35	76	84
Associates	104	172	189	127

	148	207	265	211

As of September 30, 2011, loans given to joint ventures and associates amounted to €158 million. As of September 30, 2010, loans given to joint ventures and associates amounted to €427million in total including the remaining tranche of €250 million, nominal in relation to a Shareholder Loan Agreement between Siemens and NSN. In December 2010, Siemens and Nokia Corporation each converted €266 million, including the shareholder loan and deferred interest to NSN into preferred shares. In the fourth quarter of fiscal 2011, in order to strengthen NSN´s financial position, Nokia and Siemens each provided new equity of €500 million and received preferred shares in return. The increase in equity did not change the existing shareholder ratio between Siemens and Nokia Corporation. Loans given to joint ventures amounted to €7 million and €4 million, respectively, as of September 30, 2011 and 2010. In the normal course of business the Company regularly reviews loans and receivables associated with joint ventures and associates, including NSN. In fiscal 2011 and 2010, the review resulted in net losses related to valuation allowances totaling €1 million and net gains related to valuation allowances totaling €22 million, respectively. As of September 30, 2011 and 2010, valuation allowances amounted to €37million and €35 million, respectively.

As of September 30, 2011 and 2010, guarantees to joint ventures and associates amounted to €5,161 million and €5,567 million, respectively, including the HERKULES obligations of €2,690 million and €3,090 million, respectively. For information regarding the HERKULES obligations as well as for information regarding guarantees in connection with the contribution of the carrier related operations into NSN and the SEN operations into EN, see Note 29 Commitments and contingencies. As of September 30, 2011 and 2010, guarantees to joint ventures amounted to €483 million and €511 million, respectively. As of September 30, 2011 and 2010, the Company had commitments to make capital contributions of €315 million and €303 million to its joint ventures and associates, therein €69 million and €126 million related to joint ventures, respectively. For further information see Note 29 Commitments and contingencies. For a loan raised by a joint venture, which is secured by a Siemens guarantee, Siemens granted an additional collateral in the first quarter of fiscal 2011. As of September 30, 2011 the outstanding amount totaled to €142 million. As of September 30, 2011 and 2010 there were loan commitments to joint ventures and associates amounting to €200 million and €236 million, respectively, therein €150 million and €186 million, respectively related to joint ventures.

Pension entities

For information regarding the funding of our principal pension plans refer to Note 24 Pension plans and similar commitments. In fiscal 2010, a liability from continuing lease involvement related to a previous sale and lease back transaction with entities controlled by the Siemens Pension-Trust e.V. was derecognized; for further information see Note 6 Other operating income.

Related individuals

Related individuals include the members of the Managing Board and Supervisory Board.

In fiscal 2011, 2010 and 2009 members of the Managing Board received cash compensation of €19.0 million, €24.2 million and €17.9 million. The fair value of stock-based compensation amounted to

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

€20.3 million, €10.0 million and €9.4 million, respectively in fiscal 2011, 2010 and 2009. In fiscal 2011, 2010 and 2009 the Company granted contributions under the BSAV to members of the Managing Board totaling €5.1 million, €4.3 and million €4.5 million.

Therefore in fiscal 2011, 2010 and 2009, compensation and benefits, attributable to members of the Managing Board amounted to €44.4 million, €38.5 million and €31.8 million in total, respectively.

In fiscal 2011, 2010 and 2009, expense related to share-based payment and to the Share Matching Program amounted to €15.2 million, €8.3 million and €5.2 million, respectively. For further information regarding the Share Matching Program see Note 34 Share-based payment.

In addition, in fiscal 2009 a post-contractual non-compete agreement was signed with a former member of the Managing Board that is effective for a period of 16 months beginning on December 1, 2008. As compensation for this, a total amount of US$2,769,995 (approximately €2.1 million) will be paid. Of this total, he received US$1,846,667 as a one-time payment in December 2008; the rest will be paid in monthly installments of US$57,708 each.

Compensation attributable to members of the Supervisory Board comprises in fiscal 2011 fixed-compensation and additional compensation for committee work. In fiscal 2011 compensation, attributable to members of the Supervisory Board amounted to €4.8 million. Compensation attributable to members of the Supervisory Board comprises in fiscal 2010 and 2009 fixed-compensation, short-term variable compensation and long-term variable compensation. In fiscal 2010 and 2009, compensation, attributable to members of the Supervisory Board amounted to €4.0 million and €3.2 million in total, therein €0.6 million and €0.7 million related to long-term variable compensation, respectively.

In fiscal 2011, 2010 and 2009, no other major transactions took place between the Company and the other members of the Managing Board and the Supervisory Board.

In addition, some of the members of the Company’s Supervisory Board and Managing Board hold positions of significant responsibility with other entities. Siemens has relationships with almost all of these entities in the ordinary course of business whereby the Company buys and sells a wide variety of products and service on arm’s length terms. Dr. Josef Ackermann is the Chairman of the Management Board of Deutsche Bank AG. The Company’s transactions with Deutsche Bank Group were conducted on arm’s length basis and include securities underwriting, other investment banking services, and credit, money market and foreign exchange business as well as transaction banking services. Michael Diekmann is the Chairman of the Board of Management of Allianz SE. Our transactions with Allianz Group were conducted on arm’s length basis and include insurance business and asset management.

40.    Subsequent events

In November 2011, NSN announced its strategy to focus its business activities on mobile broadband and services and to initiate restructuring measures aimed at reducing operating expenses and production overheads. These restructuring measures include plans to reduce NSN’s global workforce by approximately 17,000. Siemens expects the restructuring measures to result in a substantially higher loss related to its share in NSN in fiscal 2012 compared to fiscal 2011.

Also in November 2011, the Healthcare Sector announced an initiative aimed at increasing the Sector’s innovative capacity and competitiveness. The initiative includes higher investments in product development and expanded sales activities as well as measures aimed at realigning the radiation therapy business and a program to improve the cost position in the Diagnostics Division. The initiative is expected to result in charges.

PART III, (CONTINUED)

ITEM 19: EXHIBITS

Based on current SEC guidance relating to how significance should be tested, Siemens’ investment in Nokia Siemens Networks B.V. (NSN) was not significant in 2009, 2010 and 2011. Accordingly, Siemens is not required to file separate financial statements for NSN pursuant to Rule 3-09 of Regulation S-X.

Exhibit Number	Description of Exhibit
1.1	English translation of the Articles of Association of Siemens Aktiengesellschaft, updated as of February 2011
2.1	The total amount of long-term debt securities authorized under any instrument does not exceed 10% of the total assets of the Company on a consolidated basis. We hereby agree to furnish to the Commission, upon its request, a copy of any instrument defining the rights of holders of long-term debt of Siemens Aktiengesellschaft or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.
8.1	List of subsidiaries and associated companies
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Chief Executive Officer pursuant to 18. U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to 18. U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft

III-1

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused the undersigned to sign this annual report on its behalf.

Date: November 30, 2011

SIEMENS AKTIENGESELLSCHAFT

/s/ PETER LÖSCHER
Peter Löscher
President and Chief Executive Officer

/s/ JOE KAESER
Joe Kaeser
Executive Vice President and Chief Financial Officer

/s/ DR. JOCHEN SCHMITZ
Dr. Jochen Schmitz
Corporate Vice President and Controller

III-2