Form 20-F
period 2012-09-30
SIEMENS AKTIENGESELLSCHAFT
filed 2012-11-28
CIK 1135644

As filed with the Securities and Exchange Commission on November 28, 2012

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)

OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d)

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

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of September 30, 2012: 856,274,326 common shares, no par value.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes    ☒        No     ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes    ☐        No     ☒

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

Yes    ☐        No     ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17    ☐        Item 18    ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes    ☐        No     ☒

FORWARD-LOOKING STATEMENTS

This document contains statements related to our future business and financial performance and future events or developments involving Siemens that may constitute forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. These statements may be identified by words such as “expects,” “looks forward to,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “project” or words of similar meaning. We may also make forward-looking statements in other reports, in presentations, in material delivered to shareholders and in press releases. In addition, our representatives may from time to time make oral forward-looking statements. Such statements are based on the current expectations and certain assumptions of Siemens’ management, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect Siemens’ operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements or anticipated on the basis of historical trends. These factors include in particular, but are not limited to, the matters described in Item 3: Key information—Risk factors of this annual report on Form 20-F filed with the SEC.

Further information about risks and uncertainties affecting Siemens is included throughout this annual report on Form 20-F and in our other filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results, performance or achievements of Siemens may vary materially from those described in the relevant forward-looking statement as being expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens neither intends, nor assumes any obligation, to update or revise these forward-looking statements in light of developments which differ from those anticipated.

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

SELECTED CONSOLIDATED FINANCIAL AND STATISTICAL DATA

The following table sets forth our selected consolidated financial data as of and for each of the years in the five-year period ended September 30, 2012. The selected consolidated financial data has been derived from, and should be read in conjunction with, our audited Consolidated Financial Statements (including the Notes thereto) presented in Item 18: Financial Statements. The Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS), as adopted by the European Union and are also in accordance with IFRS as issued by the International Accounting Standards Board (IASB).

Consolidated Statements of Income Data (1)	Year ended September 30,
	2012	2011	2010	2009	2008
	(in millions of €, unless otherwise stated)
Revenue	78,296	73,275	68,828	70,053	69,577
Income from continuing operations before income taxes	7,279	9,608	6,045	4,035	2,440
Income from continuing operations	5,184	7,376	4,329	2,533	1,574
Income (loss) from discontinued operations, net of income taxes	(595)	(1,055)	(261)	(36)	4,312
Net income	4,590	6,321	4,068	2,497	5,886

Basic earnings per share
Income from continuing operations	5.77	8.23	4,80	2.70	1.60
Income (loss) from discontinued operations	(0.68)	(1.20)	(0.31)	(0.05)	4.81
Net income	5.09	7.04	4.49	2.65	6.41
Diluted earnings per share
Income from continuing operations	5.71	8.14	4.75	2.67	1.60
Income (loss) from discontinued operations	(0.67)	(1.18)	(0.31)	(0.04)	4.79
Net income	5.04	6.96	4.44	2.63	6.39

Consolidated Statements of Financial Position Data:	September 30,
	2012	2011	2010	2009	2008
	(in millions of €)
Total assets	108,282	104,243	102,827	94,926	94,463
Long-term debt	16,880	14,280	17,497	18,940	14,260
Total equity	31,302	32,156	29,096	27,287	27,380
Common stock	2,643	2,743	2,743	2,743	2,743

(1)	Under IFRS, the historical results of our Solar business, OSRAM, Siemens IT Solutions and Services and the former operating segments Communications and Siemens VDO Automotive are reported as discontinued operations in the Company’s Consolidated Statements of Income for all periods presented and the assets and liabilities were classified on the Consolidated Statements of Financial Position as held for disposal. For further information see Item 18: Financial Statements—Notes to Consolidated Financial Statements—Note 4.

The number of shares outstanding at September 30, 2012, 2011, 2010, 2009 and 2008 was 856,274,326; 874,251,347; 869,837,005; 866,425,760 and 861,557,756, respectively.

DIVIDENDS

The following table sets forth in € and in US$ the dividend paid per share for the years ended September 30, 2008, 2009, 2010, 2011 and the proposed dividend per share for the year ended September 30, 2012. Owners of our shares who are United States residents should be aware that they will be subject to German withholding tax on dividends received. See Item 10: Additional information—Taxation.

	Dividend paid per share
Year ended September 30,	€		US$
2008	1.60		2.11
2009	1.60		2.25
2010	2.70		3.68
2011	3.00		3.90
2012	3.00	(1)	—

(1)	Proposed by the Managing Board in agreement with the Supervisory Board; to be approved by the shareholders at the Annual Shareholders’ Meeting on January 23, 2013.

EXCHANGE RATE INFORMATION

We publish our Consolidated Financial Statements in euros. As used in this document, “euro” or “€” means the single unified currency that was introduced in the Federal Republic of Germany on January 1, 1999. “U.S. dollar,” “US$” or “USD” means the lawful currency of the United States of America. The currency translations made in the case of dividends we have paid have been made at the noon buying rate at the date of the Annual Shareholders’ Meeting at which the dividends were approved. As used in this document, the term “noon buying rate” refers to the rate of exchange for €, expressed in US$ per €, as announced by the Federal Reserve Bank of New York for customs purposes as the rate in The City of New York for cable transfers in foreign currencies.

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

Fiscal year ended September 30,	Average
2008	1.5067
2009	1.3556
2010	1.3539
2011	1.3988
2012	1.3011

The following table shows the noon buying rates for € in US$ for the last six months and for November 2012 up to and including November 16, 2012.

2012	High	Low
May	1.3226	1.2364
June	1.2703	1.2420
July	1.2620	1.2062
August	1.2583	1.2149
September	1.3142	1.2566
October	1.3133	1.2876
November (through November 16)	1.2937	1.2715

On November 16, 2012, the noon buying rate was US$1.2715 per €1.00.

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

STRATEGIC RISKS

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

Our business, financial condition and results of operations may be affected by the uncertainties of economic and political conditions, particularly in the current macroeconomic environment, which is characterized by the continuing crisis in financial markets and the potential threat of a global economic downturn:    Our business environment is influenced by conditions in the domestic and global economies. Since the second half of fiscal 2011, we have seen a high degree of volatility in the global financial markets, primarily as a result of the ongoing Eurozone sovereign debt crisis. The uncertainty in the macroeconomic environment became more and more present in our business segments resulting in a more challenging overall business climate in fiscal 2012. Future economic developments and, in consequence, the speed of macroeconomic growth and the sustainability of our market environment are dependent upon the evolution of a number of global and local factors such as the crisis in the credit markets, economic crises arising from sovereign debt overruns, and government budget consolidation measures related thereto, reduced levels of capital expenditures, declining consumer and business confidence, increasing unemployment in certain countries, fluctuating commodity prices, bankruptcies, natural disasters, political crises and other challenges.

In light of the latest economic developments, the high degree of unemployment in certain countries, the level of public debt in the United States as well as in Greece, Ireland, Italy, Portugal, Spain and other European countries, uncertainties with respect to the stability of the emerging markets, especially the Chinese economy, and the potential impact of budget consolidation measures by governments around the world, the bases for our expectations relating to the overall economic situation and specific conditions in markets relevant to us are subject to considerable uncertainties. In general, due to the significant proportion of long-cycle businesses in our Sectors and the importance of long-term contracts for Siemens, there is usually a time lag between the development of macroeconomic conditions and their impact on our financial results. Important exceptions include our short-cycle businesses in the Industry Sector, particularly those in Industry Automation and parts of Drives Technologies, as well as parts of the Power Grid Solutions & Products Business within the Infrastructure & Cities Sector, which are highly sensitive to volatility in market demand. If the macroeconomic environment deteriorates further and if we are not successful in adapting our production and cost structure to subsequent changes to conditions in the markets, in which we operate, there can be no assurance that we will not experience adverse effects that may be material to our business, financial condition, results of operations and our ability to access capital. For example, it may become more difficult for our customers to obtain financing and as a result they may modify, delay or cancel plans to purchase our products and services or to execute transactions. Furthermore, prices may decline as a result of adverse market conditions to a greater extent than currently anticipated. In addition, contracted payment terms, especially regarding the level of advance payments by our customers relating to long-term projects, may become less favorable, which could negatively impact our cash flows. Additionally, if customers are not successful in generating sufficient revenue or securing access to the capital markets, they may not be able to pay, or may delay payment of, the amounts they owe us, which may adversely affect our business, financial condition and results of operations.

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

Our business is affected by a variety of market conditions and regulations. For example, our Energy Sector is exposed to the development of global demand for energy and is considerably affected by regulations related to energy and environmental policies. Our Healthcare Sector, in turn, is dependent on developments and regulations in healthcare systems around the world, particularly in the important U.S. healthcare market. Our Industry Sector is vulnerable to unfavorable market conditions in certain segments of the automotive and manufacturing industries. Our Infrastructure & Cities Sector focuses, among other things, on business with public authorities around the world and is thus vulnerable to restrictions in public budgets.

Our businesses must keep pace with technological changes and develop new products and services to remain competitive:    The markets in which our businesses operate experience rapid and significant changes due to the introduction of innovative technologies. To meet our customers’ needs in these areas, we must continuously design new, and update existing products and services, and invest in, and develop new technologies. Introducing new products and technologies requires a significant commitment to research and development, which in return requires expenditure of considerable financial resources that may not always result in success. Our sales and profitability may suffer if we invest in technologies that do not operate, or may not be integrated, as expected or that are not accepted in the marketplace as anticipated, or if our products or systems are not introduced to the market in a timely manner, in particular, compared to our competitors, or become obsolete. We constantly apply for new patents and actively manage our intellectual property portfolio to secure our technological position. However, our patents and other intellectual property may not prevent competitors from independently developing or selling products and services similar to or duplicate of ours. There can be no assurance that the resources invested by us to protect our intellectual property will be sufficient or that our intellectual property portfolio will adequately deter misappropriation or improper use of our technology. Furthermore, in some of our markets, the need to develop and introduce new products rapidly in order to capture available opportunities may lead to quality problems. Our operating results depend to a significant extent on our ability to anticipate and adapt to changes in markets and to reduce the costs of producing high-quality, new and existing products. As one of the latest technology trends we carefully estimate the potential and relevance of cloud computing. We believe that the potential and usage scenarios of this technology vary between our products, solutions and services depending on the degree of information technology utilized. However, we also believe that this trend needs to be monitored closely, because it might bear the potential to change the competitive landscape. Any inability to adapt to the factors aforementioned could have a material adverse effect on our business, financial condition and results of operations.

Our business, financial condition and results of operations may be adversely affected by continued strategic alignments and cost-cutting initiatives:    We are in a continuous process of strategic alignments and constantly engage in cost-cutting initiatives, including in connection with ongoing capacity adjustment measures and structural initiatives. Capacity adjustments through consolidation of business activities and manufacturing facilities, and the streamlining of product portfolios are also part of these cost reduction efforts. These measures may not be implemented as planned, may turn out to be less effective than anticipated, may only become effective later than estimated or may not become effective at all. Each of these factors alone or in combination may negatively impact our business, financial condition, and results of operations. Any future contribution of these measures to our profitability will be influenced by the actual savings achieved and by our ability to sustain these ongoing efforts.

Our business, financial condition and results of operations may be adversely affected by portfolio measures:    Our strategy includes divesting activities in some business areas and strengthening others through portfolio measures, including mergers and acquisitions.

With respect to dispositions, we may not be able to divest some of our activities as planned, and the divestitures we do carry out could have a negative impact on our business, financial condition, results of operations and, potentially, our reputation. For example, we have announced to divest OSRAM, our solar business and the business activities included in the Industry Sector’s Water Technologies Business Unit, which as of September 30, 2012 was part of the Industry Automation Division.

Mergers and acquisitions are inherently risky because of difficulties that may arise when integrating people, operations, technologies and products. There can be no assurance that any of the businesses we acquire can be integrated successfully and as timely as originally planned or that they will perform well once integrated. In addition, we may incur significant acquisition, administrative and other costs in connection with these transactions, including costs related to integration of acquired businesses. Furthermore, portfolio measures may result in additional financing needs and adversely affect our financial leverage and our debt-to-equity ratio. Acquisitions may also lead to substantial increases in intangible assets, including goodwill. Our Statements of Financial Position reflects a significant amount of intangible assets, including goodwill. Among our businesses, the largest amount of goodwill is allocated to the Diagnostics Division and the Imaging & Therapy Division of the Healthcare Sector, and the Industry Automation Division of the Industry Sector. In fiscal 2010, the annual test for impairment of goodwill of the Diagnostics Division within the Healthcare Sector was performed as of September 30, 2010. As a result, in the Diagnostics Division of the Healthcare Sector an impairment of €1,145 million was recognized to reduce the carrying amount of goodwill. If we were to encounter continuing adverse business developments including negative effects on our revenues, profits or cash, or adverse effects from an increase in the weighted average cost of capital (WACC) or from foreign exchange rate developments, or if we were otherwise to perform worse than expected at acquisition, then these intangible assets, including goodwill, might have to be written off, which could materially and adversely affect our business, financial condition and results of operations. The likelihood of such adverse business developments increases in times of difficult or uncertain macroeconomic conditions.

Our business, financial condition and results of operations may be adversely affected by our equity interests, other investments and strategic alliances:    Our strategy includes strengthening our business interests through joint ventures, associated companies and strategic alliances. Certain of our investments are accounted for using the equity method, including, among others, Nokia Siemens Networks B.V. (NSN), Enterprise Networks Holdings B.V. (EN) and Bosch und Siemens Hausgeräte GmbH (BSH). Furthermore we hold other investments, for example Atos S.A. Any factors negatively influencing the profitability of our equity and other investments, including negative effects on revenues, profits or cash, could have an adverse effect on our equity pick-up related to these equity interests or may result in a write-off of these investments. In addition, our business, financial condition and results of operations could also be adversely affected in connection with loans, guarantees or non-compliance with financial covenants related to these equity and other investments. Furthermore, such investments are inherently risky as we may not be able to sufficiently influence corporate governance processes or business decisions taken by our equity investments, other investments and strategic alliances that may have a negative effect on our business. In addition, joint ventures bear the risk of difficulties that may arise when integrating people, operations, technologies and products. Strategic alliances may also pose risks for us because we compete in some business areas with companies with which we have strategic alliances.

We are subject to changes of regulations, laws and policies concerning our products:    As a diversified company with global businesses we are exposed to various product related regulations, laws and policies influencing our processes. Recently, some jurisdictions around the world have adapted certain regulations, laws and policies requiring us to extend our recycling efforts, limit the sourcing and usage of certain raw materials and request additional due diligences and disclosures on sourcing and usage of the regulated raw materials. In particular, there is new U.S. legislation to improve transparency and accountability concerning the sourcing of

“conflict minerals” from mines located in the conflict zones of the Democratic Republic of Congo (DRC) and its adjoining countries. The term “conflict minerals” currently encompasses tantalum, tin, tungsten (or their ores) and gold. Conflict minerals can be found in a vast array of products. This U.S. legislation requires manufacturers, such as us, to investigate and disclose their use of any conflict minerals originating in the DRC or adjoining countries. It also implements guidelines to assist the manufacturer in preventing, by way of performing due diligence in its supply chain, any such sourcing from potentially financing or benefitting armed groups in this area. We are currently evaluating the potential impact of, and developing an implementation strategy for, the above-referenced legislation. As we are operating within highly complex value chains, we may be required to undertake a significant due diligence process requiring considerable investments of human resources and finances in order to comply with the conflict minerals due diligence and disclosure requirements. If our (sub) suppliers are unable or unwilling to provide us with requested information and to take other steps to ensure that no conflict minerals, financing or benefitting armed groups in the DRC, are included in minerals or components supplied to us, we may be forced to disclose in our SEC filings about the use of conflict minerals in our supply chain, which may expose us to reputational risks. In addition, since the applicability of the new conflict minerals legislation is limited to companies publicly listed in the U.S, not all of our competitors need to comply with this legislation or undertake similar efforts to disclose the usage of conflict minerals. If we are unable to achieve sufficient confidence along our supply chain, or if any of these risks or similar risks associated with such kinds of regulations, laws and policies were to materialize, our reputation, business, financial condition and results of operations could be materially adversely affected.

OPERATIONS

Our business, financial condition and results of operations may be adversely affected by cost overruns or additional payment obligations related to the management of our long-term, fixed price or turnkey projects:    We perform a portion of our business, especially large projects, under long-term contracts that are awarded on a competitive bidding basis. Some of these contracts are inherently risky because we may assume substantially all of the risks associated with completing the project and the post-completion warranty obligations. For example, we face the risk that we must satisfy technical requirements of a project even though we may not have gained experience with those requirements before we win the project. The profit margins realized on fixed-priced contracts may vary from original estimates as a result of changes in costs and productivity over their term. We sometimes bear the risk of unanticipated project modifications, shortage of key personnel, quality problems, financial difficulties of our customers, cost overruns or contractual penalties caused by unexpected technological problems, unforeseen developments at the project sites, unforeseen changes or difficulties in the regulatory or political environment, performance problems with our suppliers, subcontractors and consortium partners or other logistical difficulties. Certain of our multi-year contracts also contain demanding installation and maintenance requirements in addition to other performance criteria relating to timing, unit cost and compliance with government regulations requirements, which, if not satisfied, could subject us to substantial contractual penalties, damages, non-payment and contract termination. There can be no assurance that contracts and projects, in particular those with long-term duration and fixed-price calculation, can be completed profitably.

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

We may face operational failures and quality problems in our value chain processes:    Our value chain comprises all steps, from research and development to supply chain management, production, marketing, sales and services. Operational failures in our value chain processes could result in quality problems or potential product, labor safety, regulatory or environmental risks. Such risks are particularly present in relation to our production and construction facilities, which are located all over the world and have a high degree of organizational and technological complexity. From time to time, some of the products we sell might have quality issues resulting from the design or manufacture of such products or from the software integrated into them. Particularly our Healthcare Sector is subject to requirements of the U.S. Food and Drug Administration, which require certain efforts safeguarding our product quality. If we are not able to comply with these requirements our reputation, competitiveness, business, financial condition and results of operations may be adversely affected.

Furthermore, failures on the part of service providers we employ, such as in the area of IT, may have an adverse effect on our processes and operations and our ability to meet our commitments to customers or increase our operating costs. Any operational failures or quality issues could have a material adverse effect on our business, financial condition and results of operations.

We are dependent upon hiring, developing and retaining highly qualified management and technical personnel:    Competition for highly qualified personnel remains intense in the industries and regions in which our business operates. In many of our business areas, we intend to expand our business activities, for which we will need highly skilled employees. Our future success depends in part on our continued ability to hire, integrate, develop and retain engineers and other qualified personnel. There can be no assurance that we will continue to be successful in attracting and retaining all the highly qualified employees and key personnel needed in the future, including in appropriate geographic locations, and any inability to do so could have a material adverse effect on our business.

We may face interruption of our supply chain, including the inability of third parties to deliver parts, components and services on time, and we may be subject to rising raw material prices:    Our financial performance depends in part on reliable and effective supply chain management for components, sub-assemblies and other materials. Capacity constraints and supply shortages resulting from ineffective supply chain management may lead to delays and additional cost. We rely on third parties to supply us with parts, components and services. Using third parties to manufacture, assemble and test our products reduces our control over manufacturing yields, quality assurance, product delivery schedules and costs. The third parties that supply us with parts and components also have other customers and may not have sufficient capacity to meet all of their customers’ needs, including ours, during periods of excess demand. Component supply delays can affect the performance of our Sectors. Although we work closely with our suppliers to avoid supply-related problems, there can be no assurance that we will not encounter supply problems in the future or that we will be able to replace a supplier that is not able to meet our demand. This risk is particularly evident in businesses with a very limited number of suppliers. Shortages and delays could materially harm our business. Unanticipated increases in the price of components or raw materials due to market shortages or other reasons could also adversely affect the performance of our Sectors. Furthermore, we may be exposed to the risk of delays and interruptions of the supply chain as a consequence of natural disasters in case we are unable to identify alternative sources of supply in a timely manner or at all. A general shortage of materials, components or sub-components as a result of natural disasters also bears the risk of unforeseeable fluctuations in prices and demand, which might adversely affect our results of operations.

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

FINANCIAL

We are exposed to currency risks and interest rate risks:    We are exposed to fluctuations in exchange rates, especially between the U.S. dollar and the euro, because a high percentage of our business volume is conducted in the U.S. and as exports from Europe. In addition, we are exposed to currency effects involving the currencies of emerging markets, in particular the Chinese Yuan. As a result, a strong euro in relation to the U.S. dollar and other currencies could have an adverse impact on our revenues and results of operations. Certain currency risks as well as interest rate risks are hedged on a Company-wide basis using derivative financial instruments. Depending on the development of foreign currency exchange and interest rates, our hedging activities could have significant effects on our cash flow. Our Sectors and Financial Services (SFS) engage in currency hedging activities which sometimes do not qualify for hedge accounting. In addition, our Corporate Treasury has interest rate hedging activities which do not qualify for hedge accounting either, and are subject to changes in interest rates. Accordingly, exchange rate and interest rate fluctuations may lead to higher volatility and adverse effects on our business, financial conditions and results of operations. A strengthening of the euro (particularly against the U.S. dollar) may change our competitive position, as many of our competitors may benefit from having a substantial portion of their costs based in weaker currencies, enabling them to offer their products at lower prices.

We are exposed to volatile credit spreads:    Regarding our Corporate Treasury activities, widening credit spreads due to uncertainty and risk aversion in the financial markets might lead to adverse changes of fair market values of our financial assets, in particular concerning our derivative financial instruments. In addition, we see a risk of widening credit spreads leading to increasing refinancing costs if the Eurozone sovereign debt crisis with its ongoing significant impact on global financial markets and the European financial sector in particular, continues or even worsens. Any such development could also further increase the costs for buying protection against credit risks due to a potential increase of counterparty risks.

Our future financing via Corporate Treasury may particularly be affected by the uncertainty of economic conditions and the development of capital and financial markets:    Our Corporate Treasury is responsible for the financing of the Company. Negative developments in the foreign exchange, money or capital markets, such as limited availability of funds (particularly U.S. dollar funds), may increase our overall cost of funding. The ongoing Eurozone sovereign debt crisis continues to have an impact on global capital markets. The resulting higher risk awareness of governments lead to more regulations on the use of financial instruments through (i) the Regulation on OTC derivatives, central counterparties and trade repositories (European Market Infrastructure Regulation) and (ii) other similar regulations in other jurisdictions, which may have an impact on the future availability or the costs of adequate hedging instruments for the company. It may even lead to further regulation of the financial sector and the use of financial instruments. Such further regulations could adversely influence our future possibilities of obtaining debt financing, and/or may significantly increase our refinancing costs. Deteriorating credit quality and/or default of business partners may adversely affect our business, financial conditions and results of operations.

Downgrades of our ratings could increase our cost of capital and could negatively affect our businesses:    Our business, financial condition and results of operations are influenced significantly by the actual and expected performance of the Sectors and SFS, as well as the Company’s portfolio measures. An actual or expected negative development of our results of operations or cash flows or an increase in our net debt position could result in the deterioration of our credit rating. Downgrades by rating agencies could increase our cost of capital, may reduce our potential investor base and may negatively affect our business, financial conditions and results of operations.

Our financing activities subject us to various risks, including credit, interest rate and foreign exchange risk:    We provide our customers with various forms of direct and indirect financing in connection with large projects. We also finance a large number of customer orders, for example, the leasing of medical equipment, mainly through SFS. SFS also incurs credit risk by financing third-party equipment or by taking direct or indirect participation in financings, such as syndicated loans. In part, we take a security interest in the assets we finance or we receive additional collateral. Our business, financial condition and results of operations may be adversely affected if the credit quality of our customers deteriorates or if they default on their payment obligation to us, if the value of the assets in which we have taken a security interest or additional collateral declines, if interest rates or foreign exchange rates fluctuate, or if the projects in which we invest are unsuccessful. Potential adverse changes in economic conditions could cause a decline in the fair market values of assets, derivative instruments as well as collateral, resulting in losses which could have an adverse effect on our business, financial condition and results of operations.

Our business, financial condition and results of operations may be adversely affected by several parameters influencing the funded status of our pension benefit plans:    The funded status of our pension plans may be affected by an increase or decrease in the defined benefit obligation (DBO), as well as by an increase or decrease in the value of plan assets. Pensions are accounted for in accordance with actuarial valuations, which rely on statistical and other factors in order to anticipate future events. These factors include key pension plan valuation assumptions such as the discount rate, rate of future compensation increases and pension progression. Actual developments may differ from assumptions due to changing market and economic conditions, thereby resulting in an increase or decrease in the DBO. Significant movements in financial markets or a change in the portfolio mix of invested assets could result in corresponding increases or decreases in the value of plan assets, particularly equity securities. Also, changes in pension plan assumptions could affect net periodic pension cost. For example, a change in discount rates may result in changes in the net periodic benefit cost in the following financial year. In order to comply with local pension regulations in selected foreign countries, we may face a risk of increasing cash outflows to reduce an underfunding of our pension plans in these countries, if any. Furthermore, changes in the accounting pronouncements concerning pensions could require adaptations in the way pension obligations are recorded in our Consolidated Financial Statements and thus could have adverse effects on our business, financial condition and results of operations.

For further information on financial risks and financial risk management see Item 18: Financial Statements—Notes to Consolidated Financial Statements—Note 32.

COMPLIANCE

We are subject to regulatory risks associated with our international operations:    Protectionist trade policies and changes in the political and regulatory environment in the markets in which we operate, such as foreign exchange import and export controls, tariffs and other trade barriers and price or exchange controls, could affect our business in several national markets, impact our sales and profitability and make the repatriation of profits difficult, and may expose us to penalties, sanctions and reputational damage. In addition, the uncertainty of the legal environment in some regions could limit our ability to enforce our rights. For example, as a globally operating organization, we conduct business with customers in countries that are subject to export control regulations, embargoes, sanctions or other forms of trade restrictions imposed by the U.S., the European Union or other countries or organizations. The sanction regime against Iran was recently tightened further following the approval of the Council Regulation (EU) No. 267/2012 on March 23, 2012 concerning restrictive measures against Iran and repealing Regulation (EU) No 961/2010 and the Implementing Regulation (EU) No. 945/2012 dated October 15, 2012 that built thereupon, which lists 34 additional companies and institutions (primarily from the Oil and Gas industry sector). In addition, the signing into law of the American “Iran Threat Reduction and Syria Human Rights Act of 2012” on August 10, 2012 tightens the restrictions on the ability of non-U.S. companies to do business or trade with Iran and Syria and imposes additional disclosure obligations. As described in more detail under Item 4: Information on the Company—Overview, we have issued, and regularly update, restrictive internal guidelines governing business with customers in Iran. We may, however, still conduct certain business activities and provide products and services to customers in Iran under limited circumstances. Although we believe that our business activities have not had a material negative impact on our reputation or share value, we cannot exclude any such impact in the future. New or tightened export control regulations, sanctions, embargos or other forms of trade restrictions imposed on Iran, Syria or on other sanctioned countries in which we do business may result in a curtailment of our existing business in such countries and in an adaptation of our policies. In addition, the termination of our activities in Iran, Syria or other sanctioned countries may expose us to customer claims and other actions.

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

Current and future investigations regarding allegations of public corruption and other illegal acts could have a material adverse effect on our business, financial condition and results of operations, the price of our shares and American depository shares (ADS) and our reputation:    We engage in a substantial amount of business with governments and government-owned enterprises around the world. We also participate in a number of projects funded by government agencies and intergovernmental and supranational organizations such as multilateral development banks. If we are found to have been engaged in public corruption and other illegal acts, such activities may impair our ability to do business with these or other organizations. Corruption and related proceedings may lead to criminal and civil fines as well as penalties, sanctions, injunctions against future conduct, profit disgorgements, disqualifications from directly and indirectly engaging in certain types of business, the loss of business licenses or permits or other restrictions. Accordingly, we may be required to record material provisions to cover potential liabilities arising in connection with such investigations and proceedings, including potential tax penalties. Moreover, any findings related to public corruption that are not covered by the 2008 and 2009 corruption charge settlements which were concluded with American and German authorities may endanger these, further monitors could be appointed to review future business practices and we may otherwise be required to further modify our business practices and our compliance program.

Our involvement in ongoing and potential future corruption proceedings could damage our reputation and have an adverse impact on our ability to compete for business from public and private sector customers around the world. If we or our subsidiaries are found to have engaged in certain illegal acts or not to have taken effective steps to address allegations or findings of corruption in our business, this may impair our ability to participate in business with governments or intergovernmental organizations and may result in our formal exclusion from such business. Even if we are not formally excluded from participating in government business, government agencies or intergovernmental or supranational organizations may informally exclude us from tendering for or participating in certain contracts. For example, legislation of member states of the European Union could in certain cases result in our mandatory or discretionary exclusion from public contracts in case of a conviction for bribery and certain other offences or for other reasons. As described in more detail in Item 4: Information on the Company—Legal proceedings, we or our subsidiaries have in the past been excluded or currently are excluded from some contracting, including with governments, development banks and multilateral financial institutions, as a result of findings of corruption or other misconduct. Ongoing or potential future investigations into allegations of corruption could also impair existing relationships with, and our ability to acquire new, private sector business partners. For instance, such investigations may adversely affect our ability to pursue potentially important strategic projects and transactions, such as strategic alliances, joint ventures or other business combinations, or could result in the cancellation of certain of our existing contracts and third parties, including our competitors, could initiate significant third-party litigation.

In addition, future developments in ongoing and potential future investigations, such as responding to the requests of governmental authorities and cooperating with them, could divert management’s attention and resources from other issues facing our business. The materialization of any of these risks could have a material adverse effect on our business, financial condition and results of operations, the price of our shares and ADS and on our reputation.

Our business, financial condition and results of operations could suffer as a result of current or future litigation:    We are subject to numerous risks relating to legal, governmental and regulatory proceedings to which we are currently a party or to which we may become a party in the future. We routinely become subject to legal, governmental and regulatory investigations and proceedings involving, among other things, requests for arbitration, allegations of improper delivery of goods or services, product liability, product defects, quality problems, intellectual property infringement, non-compliance with tax regulations and/or alleged or suspected violations of applicable laws. In addition, we may face further claims in connection with the circumstances that led to the corruption charges. For additional information with respect to specific proceedings see Item 4: Information on the Company—Legal proceedings. There can be no assurance that the results of these or any other proceedings will not materially harm our business, reputation or brand. Moreover, even if we ultimately prevail on the merits in any such proceedings, we may have to incur substantial legal fees and other costs defending ourselves against the underlying allegations. Under certain circumstances we record a provision for risks arising from legal disputes and proceedings. In addition, we maintain liability insurance for certain legal risks at levels our management believes are appropriate and consistent with industry practice. Our insurance policy, however, does not protect us against reputational damage. Moreover, we may incur losses relating to legal proceedings beyond the limits, or outside the coverage, of such insurance. Finally, there can be no assurance that we will be able to maintain adequate insurance coverage on commercially reasonable terms in the future. Each of these risks may have a material adverse effect on our business, financial condition and results of operations, and our provisions for legal proceedings-related losses may not be sufficient to cover our ultimate losses or expenditures.

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

We are subject to environmental and other government regulations:    Some of the industries in which we operate are highly regulated. Current and future environmental and other government regulations or changes thereto may require us to change the way we run our operations and could result in significant increases in our operating or product costs. In addition, while we have procedures in place to ensure compliance with applicable governmental regulations in the conduct of our business operations, it cannot be excluded that violations of applicable governmental regulations may occur either by us or by third parties that we contract with, including suppliers or service providers, whose activities may be attributed to us. Any such violations expose us to the risk of liability, reputational damage or loss of licenses or permits that are important to our business operations. In particular, we could also face liability for damage or remediation for environmental contamination at the facilities we design or operate. For example, we are required to bear environmental clean-up costs mainly related to remediation and environmental protection liabilities which have been accrued based on the estimated costs of decommissioning facilities for the production of uranium and mixed-oxide fuel elements in Hanau, Germany, as well as a nuclear research and service center in Karlstein, Germany. For further information, see Item 4: Information on the Company—Environmental matters and Item 18: Financial Statements—Notes to Consolidated Financial Statements—Note 24. Under certain circumstances we establish provisions for environmental risks. With regard to certain environmental risks, we maintain liability insurance at levels that our management believes are appropriate and consistent with industry practice. We may incur environmental losses beyond the limits, or outside the coverage, of such insurance, and such losses may have a material adverse effect on our business, financial condition and results of our operations. In addition, our provisions for environmental liabilities may not be sufficient to cover our ultimate losses or expenditures resulting therefrom.

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

During fiscal 2012, Siemens employed an average of 366,700 people on a continuing basis and operated in around 190 countries worldwide. In fiscal 2012, we had revenue of €78.296 billion. Our balanced business portfolio is based on leadership in electronics and electrical engineering. Following our strategy to benefit from global megatrends, we initiated a change in the organizational structure of our Sectors during fiscal 2011, which became effective October 1, 2011. Beginning with fiscal 2012, we formed a fourth Sector, Infrastructure & Cities, in addition to our existing three Sectors Energy, Healthcare and Industry, in order to benefit from the growth of urban centers. We combine the expertise in our four Sectors with a commitment to original research and development (R&D) to build strong global market positions. The Energy Sector offers a wide spectrum of products, services and solutions for the generation and transmission of power and for the extraction, conversion and transport of oil and gas. The Healthcare Sector develops, manufactures and markets diagnostic and therapeutic systems, devices and consumables, as well as information technology systems for clinical and administrative purposes. The Industry Sector’s portfolio ranges from industry automation and drives products and services to system integration and solutions for plant business. The Infrastructure & Cities Sector bundles capabilities in the area of building and mobility solutions, low and medium voltage components, systems and solutions as well as power distribution, including Smart Grid applications. These functions were included in the Energy and Industry Sectors until the end of fiscal 2011. Besides these activities, Financial Services (SFS) supports Sector activities as a business partner while continuing to build up its own business with external customers. The segment Equity Investments comprises equity stakes held by Siemens that are either accounted for by the equity method, at cost or as current available-for-sale financial assets and are not allocated to a Sector, SFS, Centrally managed portfolio activities, Siemens Real Estate (SRE), Corporate items or Corporate Treasury for strategic reasons. Our businesses operate under a range of regional and economic conditions. In internationally-oriented long-cycle industries, for example, customers have multi-year planning and implementation horizons that tend to be independent of short-term economic trends. Our activities in these areas include primarily the Energy Sector and the transportation and logistics solutions business within the Infrastructure & Cities Sector. The Healthcare Sector’s business activities are relatively unaffected by short-term economic trends but are dependent on regulatory and policy developments around the world. In fields with more industry-specific cycles, customers tend to have shorter horizons for their spending decisions and greater sensitivity to current economic conditions. Our activities in these areas include automation and parts of drives operations within the Industry Sector as well as low and medium voltage operations within the Infrastructure & Cities Sector. Our businesses, especially the Healthcare Sector, are also substantially influenced by technological change and the rate of acceptance of new technologies.

As a globally-operating organization, we also conduct business with customers in Iran, Syria and Cuba. The U.S. Department of State designates these countries as state sponsors of terrorism and subjects them to export controls. Our activities with customers in these states are insignificant relative to our size (substantially less than 1% of our revenue in fiscal 2012) and do not, in our view, represent either individually or in aggregate a material investment risk. We actively employ systems and procedures for compliance with applicable export control programs, including those in the United States, the European Union and Germany.

As previously disclosed, Siemens has decided that, subject to certain limited exceptions, it will not enter into new contracts with customers in Iran and has issued group-wide policies establishing the details of its general decision. Under the original version of the policies, among other exceptions, which have been previously disclosed, products and services required to maintain the installed base (e.g. deliveries of spare parts, maintenance and assembly services) were permitted to be provided. However, in the beginning of calendar year 2012, Siemens resolved to amend the policies to provide that no new business with respect to products and services destined to maintain the installed base in Iran’s oil & gas sector may be entered into under any circumstances. In addition, even outside the oil & gas sector, products and services for the installed base in Iran may be provided only in strictly limited circumstances which can be demonstrated to satisfy humanitarian purposes or private purposes serving the common good (e.g. water supply and healthcare of the civilian population). In the fourth quarter of fiscal 2012, Siemens revised its credit risk assessment for Iran. In accordance with project accounting principles, Siemens therefore revised project calculations for the affected projects that were still permitted to be provided under these policies. The change in credit risk assessment resulted in an earnings impact of €347 million. We expect further profit impacts related to Iran in fiscal 2013. For additional information, see Item 3: Key information—Risk factors.

STRATEGY

GLOBAL MEGATRENDS

Global megatrends are long-term developments that are expected to have an impact on all humanity. We at Siemens view demographic change, urbanization, climate change and globalization as megatrends that will drive global demand in coming decades. We have aligned our strategy with these developments and accordingly have organized our business into four Sectors: Energy, Healthcare, Industry, and Infrastructure & Cities.

Demographic change includes two major trends: the world’s population continues to grow rapidly, and it continues to get older. Together, these two trends will challenge the ability of future healthcare systems to make affordable healthcare available to everyone. Urbanization refers to the growing number of large, densely-populated cities around the world. This trend intensifies the already strong demand for sustainable and energy-efficient infrastructures for buildings, transportation systems, energy and water. Climate change is a fact. The average global surface temperature increased by 0.76°C between 1850 and the beginning of the 21st century. The reduction of greenhouse gas emissions is vital to avoiding increasingly drastic effects on our ecosystem. There is a strong need for innovative technologies to increase efficiency and reduce the emissions related to energy generation and consumption. Globalization refers to the increasing integration of the world’s economies, politics, culture and other areas of life. Globalization leads to increased competitive pressure and demand for economical, timely-to-market, high-quality products and solutions.

STRATEGY OF THE SIEMENS GROUP

Our vision is to be a pioneer in

•	energy efficiency,

•	industrial productivity,

•	affordable and personalized healthcare, and

•	intelligent infrastructure solutions.

Our company strategy guides us in turning our vision into reality. We are aiming to be a market and technology leader in our businesses, based on our values—to be responsible, excellent and innovative. We believe that this will position us to achieve sustainable, profitable growth and thereby continually increase our company value. As an integrated technology company, we intend to profit from the megatrends described above.

Our strategy comprises what we call our three strategic directions:

•	focusing on innovation-driven growth markets,

•	getting closer to our customers, and

•	using the power of Siemens.

One Siemens is our framework for sustainable value creation, with a financial target system for capital-efficient growth and the goal of continuous improvement relative to the market and our competitors.

The financial target system of One Siemens defines financial key performance indicators for revenue growth, for capital efficiency and profitability, and for the optimization of our capital structure. In addition, we set hurdle rates that generally need to be considered before acquisitions are executed. Further, we defined an indicator targeted at an attractive dividend policy. We believe that these indicators will play a key role in driving the value of our Company. For further information, see Item 5: Operating and financial review and prospects—Business and economic environment—Financial performance measures.

To achieve our One Siemens goal of sustainably enhancing the value of Siemens and of exploiting the full potential of our integrated technology company, we have defined three concrete focus areas along each of the three strategic directions set forth above, which we aim to address in the years ahead.

In the strategic direction of focusing on innovation-driven growth markets, our first focus area is to be a pioneer in technology-driven markets. Here, we intend to concentrate on markets that are believed to have future growth potential, for example, in vertical IT and software. Our second focus area is to strengthen our portfolio. We are actively and systematically managing our portfolio with the principal aim of achieving or maintaining a No. 1 or No. 2 position in our current and future markets. To provide a leading environmental portfolio is our third focus area: Our Environmental Portfolio enhances our Company’s revenue and makes a significant contribution to climate protection.

In the second strategic direction of getting closer to our customers, one of our focus areas is to grow in emerging markets while maintaining our position in our established markets. We plan to offer more products, solutions and services for the rapidly growing entry-level segments, which are more price-sensitive and mostly found in emerging markets. A second focus area is to expand our service business. We believe that the large installed base of our products and solutions at our clients provides promising growth opportunities for our service business. Services play a key role in profitability at Siemens and, in addition, long-term service agreements are less likely to be impacted by economic fluctuations. To intensify our customer focus is our third focus area. We believe that customer proximity and local presence are important factors in being able to respond quickly to changing market requirements.

In the strategic direction of using the power of Siemens, our first focus area is to encourage lifelong learning and development of our employees. We invest continuously in expanding the expertise of our people through demanding training and education programs. We aim to develop our employees worldwide by identifying talent and offering challenging tasks. To empower our diverse and engaged people worldwide is our second focus area. We believe that the strong potential of our employees’ skills, experience and qualifications can give us a clear competitive advantage in our global markets. The third focus area is to stand for integrity. On the basis of our values, we have formulated clear and binding principles of conduct that cover all aspects of our entrepreneurial activities.

Beginning with fiscal 2013, we are implementing “Siemens 2014,” a company-wide program supporting the One Siemens framework for sustainable value creation. The goal of the program is to reduce cost, increase competitiveness, and become faster and less bureaucratic. We intend to improve profitability through five key enablers: cost reduction, strengthening core activities, go-to-market, optimizing our infrastructure, and simplifying governance. The program is aimed at raising Total Sectors profit margin to at least 12% by fiscal 2014. To achieve this goal, we are targeting substantial productivity gains over the next two fiscal years from the activities just mentioned. In the area of cost reduction, which is expected to yield the majority of these gains, we want to, for example, enhance product design by better integrating engineering, development, manufacturing and purchasing processes; improve global capacity utilization and presence; and increase process efficiency and quality. To achieve these results, our Sectors are undertaking a broad range of measures that are expected to result in charges to earnings in the next two fiscal years.

PORTFOLIO ACTIVITIES

Since fiscal 2010, we have completed the following transactions to optimize our business portfolio for sustainable profitability and growth:

ACQUISITIONS

•

At the beginning of May 2012, Siemens acquired all of the shares of five entities constituting the Connectors and Measurements Division of Expro Holdings UK 3 Ltd. The acquired business engineers and manufactures subsea components such as cable connectors, sensors and measuring devices;

•	Acquisition of various other entities in fiscal 2012, which were not material individually including RuggedCom Inc., the NEM B.V. business and eMeter Corporation;

•	At the beginning of July 2011, OSRAM completed the acquisition of 100% of Siteco Lighting GmbH, a developer, designer and manufacturer of professional lighting fixtures;

•	Siemens increased its stake in its publicly listed Indian subsidiary Siemens Ltd. from about 55% to 75%. The transaction was completed at the end of April 2011;

•	Acquisition of various other entities in fiscal 2011, which were neither material individually nor in aggregate;

•	At the beginning of November 2009, the Sector Energy’s previous Renewable Division completed the acquisition of 100% of Solel Solar Systems Ltd., a solar thermal power technology company;

•	Acquisition of various other entities in fiscal 2010, which were neither material individually nor in aggregate.

DISPOSITIONS AND DISCONTINUED OPERATIONS

Dispositions

•

In July 2011, Siemens signed an agreement to sell its 25% stake in OAO Power Machines, held by the Energy Sector, and classified it as held for disposal; the transaction closed in the first quarter of fiscal 2012;

•

In March 2011, Siemens completed the sale of its 34% stake in the joint venture Areva NP S.A.S., held by the Energy Sector, to Areva S.A. following the receipt of the expert opinion on the fair market value and the payment from Areva S.A.;

•	The sale of the 49% stake in Krauss-Maffei Wegmann GmbH & Co. KG, held by the Segment Equity Investments, was completed in January 2011;

•	At the beginning of January 2011, Siemens closed the disposal of its Electronics Assembly Systems business, which was reported in Centrally managed portfolio activities, to ASM Pacific Technology Ltd;

•	At the end of December 2009, the Sector Healthcare sold its 25% minority stake in Dräger Medical AG & Co. KG to the majority shareholder Drägerwerk AG & Co. KGaA;

•	At the beginning of November 2009, the Sector Industry’s Mobility Division sold its Airfield Solutions Business.

Discontinued operations

•	In the fourth quarter of fiscal 2012, Siemens decided to dispose of its solar business and classified its solar business as held for disposal and as discontinued operations as of September 30, 2012;

•	At the end of March 2011, Siemens announced that it plans to publicly list its subsidiary OSRAM. Following the announcement, Siemens classified OSRAM as held for disposal and as discontinued

operations. Now, the Company intends to dispose of OSRAM via a spin-off to Siemens shareholders, which is subject to approval by the Annual Shareholders’ Meeting on January 23, 2013. Siemens considers a listing via spin-off as highly probable until June 2013 and therefore classifies OSRAM again as held for disposal and discontinued operation. Siemens intends to retain a minority stake in OSRAM;

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

For a detailed discussion of our acquisitions, dispositions and discontinued operations, see Item 18: Financial Statements—Notes to Consolidated Financial Statements—Note 4.

DESCRIPTION OF BUSINESS

Our financial reporting as of September 30, 2012 comprised six reportable segments. These segments consisted of:

•	four Sectors Energy, Healthcare, Industry and Infrastructure & Cities,

•	Equity Investments and

•	Financial Services (SFS).

In addition, we report separately two Businesses and eight Divisions of our Sectors. Those are

•	in the Energy Sector: the Fossil Power Generation Division, the Wind Power Division, the Oil & Gas Division and the Power Transmission Division,

•	in the Healthcare Sector: the Diagnostics Division,

•	in the Industry Sector: the Industry Automation Division and the Drive Technologies Division and

•

in the Infrastructure & Cities Sector: the Transportation & Logistics Business, which includes the Rail Systems and Mobility and Logistics Divisions, the Power Grid Solutions & Products Business, which includes the Low and Medium Voltage and the Smart Grid Divisions as well as the Building Technologies Division.

The following figure shows Siemens’ segment reporting structure for the periods covered by this annual report:

ENERGY

The Energy Sector offers a wide spectrum of products, services and solutions for the generation and transmission of power, and the extraction, conversion and transport of oil and gas. It primarily addresses the needs of energy providers, but also serves industrial companies, particularly in the oil and gas industry.

The following table provides key financial data concerning the Energy Sector.

Year ended September 30, 2012
Total revenue	€27.537 billion
External revenue	€27.302 billion
External revenue as percentage of Siemens revenue	34.87%
Sector profit	€2.159 billion

The following chart provides a geographic breakdown of the Energy Sector’s external revenue in fiscal 2012.

At the end of fiscal 2012, the Energy Sector comprised the following five Divisions: Fossil Power Generation; Wind Power; Oil & Gas; Power Transmission and Energy Service. In the fourth quarter of fiscal 2012, Siemens decided to divest its solar thermal business and photovoltaic business (solar business). Following the decision the solar thermal and photovoltaic businesses are reported as discontinued operations for all periods covered in this annual report. Energy formed a new Sector-led unit, Hydro & Storage. This unit comprises the Sector’s hydro power generation activities including its minority stake in Voith Hydro Holding GmbH & Co. KG as well as its energy storage devices.

The Fossil Power Generation Division offers high-efficiency products and solutions for fossil-based power generation. The offering extends from gas and steam turbines and generators to complete turnkey power plants. The Division concentrates on gas and steam turbines and turbo generators, including control systems, in the larger power range, with an emphasis on combined-cycle (gas and steam) power plants, heat recovery steam generators, steam power plants and conventional islands for nuclear power plants. It also develops solutions for instrumentation and control systems for all types of power plants and for use in power generation, including information technology solutions providing management applications from the plant to the enterprise level and is working on the development and production of systems based on emerging technologies such as integrated gasification and carbon capture and storage. In fiscal 2012, the Division acquired the NEM B.V. business, a specialist in heat recovery steam generators for combined-cycle power plants. To further expand its global gas turbine manufacturing network, Fossil Power Generation launched a subsidiary, Siemens Gas Turbine Technologies Holding B.V. in fiscal 2012. The Division has a 65% stake in the subsidiary. As part of the transaction, Fossil Power Generation completed the sale of its 25% interest in OAO Power Machines, Russia. The Division is represented in a number of joint ventures in China, including Shanghai Electric Power Generation Equipment in which Fossil Power Generation holds a stake of 40%.

The Wind Power Division manufactures wind turbines with a power rating ranging from 2.3 megawatts to 6.0 megawatts and rotor diameters spanning 82 to 154 meters for on- and offshore applications. It also provides services to off- and onshore wind farms. The Division holds a 49% equity stake in a joint venture with Dong Energy A/S, A2Sea A/S, a supplier of installation services for the construction of offshore wind-farms. In fiscal 2012, the Division entered into agreements for two joint ventures with Shanghai Electric Group (SEG) for the production and sales of wind turbines in China.

The Oil & Gas Division supplies highly efficient small and medium gas and steam turbines for industrial power generation and mechanical drives as well as turbo compressors for a broad range of applications to the oil and gas industries, the process industry and other industries. The Oil & Gas Division further offers a variety of automation and electrical products, systems and solutions for field, production and management levels, enterprise intelligence solutions for safe and reliable operation, planning, scheduling and life-cycle services, including feasibility studies, as well as design and performance enhancement programs. In addition, the Division offers a broad range of water treatment, (re-)injection and management systems for onshore installations and for fixed and floating facilities offshore. Recent acquisitions, including all of the shares of five entities constituting the Connectors & Measurements business of Expro Holdings UK 3 Ltd., help the Division to strategically expand its range of products, solutions and consulting services for subsea activities.

The Energy Service Division offers comprehensive services, including parts and components, for complete power plants including on- and offshore wind farms as well as rotating machines such as gas and steam turbines, generators and compressors. It provides these services using advanced plant diagnostics and systems engineering. The Division also offers power plant maintenance and operation services and emissions control services and systems. Financial results relating to the Energy Service Division are reflected in the Fossil Power Generation Division, the Oil & Gas Division and the Wind Power Division and are therefore not reported separately.

The Power Transmission Division covers high-voltage transmission solutions, power and distribution transformers, high-voltage switching and non-switching products and systems, and innovative alternating and direct current transmission systems. The Division supplies energy utilities and large industrial power users with equipment, systems and services used to process and transmit electrical power from the source, typically a power plant, to various points along the power transmission network. The Division is working with joint ventures in China with different partners and has a joint venture with Infineon Technologies in Germany for design, manufacturing and sale of high performance semiconductors.

Through the Power Transmission Division and the business activities of the Infrastructures & Cities Sector’s Low and Medium Voltage and Smart Grid Divisions, Siemens provides customers with turnkey power transmission systems and distribution substations, discrete products and equipment for integration by their customers into larger systems, information technology systems and consulting services relating to the design and construction of power transmission and distribution networks. These offerings include power systems control equipment and information technology systems, transformers, high-voltage products and power equipment for both alternating and direct current transmission systems; protection and substation control systems; and medium-voltage equipment, including circuit breakers and distribution switchgear systems and components.

In addition to equipment and systems, Siemens offers a growing range of services and integrated solutions for various stages in the power transmission and distribution value chain through the Power Transmission Division and the business activities of the Infrastructure & Cities Sector’s Smart Grid Division. They provide analytical and consulting services, as well as equipment and systems in the power quality field that are designed to improve the availability and reliability of power transmitted by analyzing and reducing the causes of power fluctuations and failures. Power quality systems and services have become increasingly important with the growing use of sensitive computerized, electronic and other equipment requiring continuous power with very little fluctuation in voltage or frequency. As a leading international supplier of intelligent power networks, or smart grids, which use digital technology to improve power reliability, unite large, centralized generation units with small, decentralized ones and achieve cost and energy savings, Siemens through its Power Transmission Division and the offering of its Infrastructure & Cities Sector’s Smart Grid Division is responding to and anticipating these market trends.

The Energy Sector distributes its products and services through its own dedicated sales force, supported by Siemens’ worldwide network of regional companies. Additional sales channels include joint ventures and license partners, especially in markets requiring a high degree of local knowledge.

Overall, the Sector’s principal customers are large power utilities and independent power producers. Because certain significant areas of the Sector’s business, such as power plant construction, involve working on medium- or longer-term projects for customers who may not require the Sector’s services again in the short term, the Sector’s most significant customers tend to vary significantly from year to year.

The Energy Sector’s business activities vary widely in size from component delivery and comparatively small projects to turnkey contracts for the construction of new power plants with contract values of more than €0.5 billion each. The large size of some of the Sector’s projects occasionally exposes it to risks related to technical performance, a customer or a country. The Sector has experienced, and may continue to experience significant losses on individual projects in connection with such risks. For example, the Power Transmission

Division is currently building several offshore high voltage direct current grid connections for wind farms in the German North Sea. Some of these projects are delayed and Siemens booked project charges totaling EUR 570 million in fiscal 2012. For additional information about our long-term contracts, see Item 3: Key information—Risk factors. Moreover, the Sector generates an increasing portion of its revenue from oil and gas activities and industrial customers in the developing world. While this region represents a growth market for power generation, and transmission products and systems, the Sector’s activities in that region expose it to risks associated with economic, financial and political disruptions that could result in lower demand or affect customers’ abilities to pay.

While the Sector historically competed primarily with large industrial companies from western countries, emerging market competitors have become more and more important, as they are increasingly expanding their operations beyond the borders of their home markets. The Sector’s competitors vary by Division. The Fossil Power Generation Division’s market consists of a relatively small number of companies, some with very strong positions in their domestic markets. Its principal competitors in gas turbines are Alstom, General Electric and Mitsubishi Heavy Industries, whereas its main competitors in steam turbines are Alstom, Bharat Heavy Electricals Limited, General Electric and Toshiba. In China, manufacturers are mainly focused on their large home market, but have recently begun to transform from local to international suppliers. The Division aims to participate in growth through a Chinese joint venture. Korean engineering and procurement companies offer a large product and solutions range and establish themselves as one-stop-shops which offer customer solutions out of one hand. In instrumentation and controls, ABB and Emerson Electric are the Division’s principal competitors. The principal competitors in the market served by the Wind Power Division are Enercon, Gamesa, General Electric, Goldwind, Sinovel, Suzlon and Vestas. The competitive situation differs between the market segments. In the market for onshore wind-farms, competition is widely dispersed, without any one company holding a dominant share of the market. In contrast, there are only a few major players in the market for technologically more complex offshore wind-farms. Overall, the industry currently suffers from overcapacity and is largely regarded as being in an early stage of consolidation. The principal competitors of the Oil & Gas Division vary by product; in automation and electrical equipment, they are ABB and Honeywell above all, whereas in compressors and steam and gas turbines, they are Dresser Rand, General Electric, MAN Diesel & Turbo and Solar Turbines. Overall, competition in the markets served by the Oil & Gas Division is characterized by a relatively small number of companies, some with a very strong position in the markets and some with a regional focus, playing key roles. The primary competitors of the Power Transmission Division are a small group of large, multinational companies offering a wide variety of products, systems and services. Its key global competitors are ABB and Alstom. Further competition comes from emerging countries, regional and niche manufacturers, such as XD from China, Crompton Greaves from India, HHI from Korea and Mitsubishi Electric from Japan. The Power Transmission Division has entered into several joint ventures in China, which is the Sector’s largest national power transmission market.

HEALTHCARE

The Healthcare Sector offers customers a comprehensive portfolio of medical solutions across the treatment chain—ranging from medical imaging to in-vitro diagnostics to interventional systems and clinical information technology systems—all from a single source. In addition, the Sector provides technical maintenance, professional and consulting services, and, together with Financial Services (SFS), financing to assist customers in purchasing the Sector’s products.

The following table provides key financial data concerning the Healthcare Sector.

Year ended September 30, 2012
Total revenue	€13.642 billion
External revenue	€13.600 billion
External revenue as percentage of Siemens revenue	17.37%
Sector profit	€1.815 billion

The following chart provides a geographic breakdown of the Healthcare Sector’s external revenue in fiscal 2012.

The Healthcare Sector comprises the following three Divisions, one Operational Unit and one separate sector-led Business Unit. In addition to the financial results for the Sector, financial results are also reported externally for the Diagnostics Division.

The Imaging & Therapy Systems Division provides a broad range of medical devices for diagnostic imaging and for therapy solutions. Imaging equipment includes computer tomographs, magnetic resonance imaging equipment, and positron emission tomography. Siemens is a market leader in this field. Therapy solutions mainly comprise angiography systems, particle therapy systems, and minimally invasive procedures. These systems are closely linked with imaging equipment, in particular in the area of therapy planning. The Division leverages synergies between imaging equipment and therapy solutions in order to strengthen its leading position in these markets. Starting in fiscal 2011, the Division shifted the focus of certain particle therapy projects primarily to research. For further information, see Item 5: Operating and financial review and prospects—Fiscal 2012 compared to fiscal 2011—Segment information analysis—Healthcare. In fiscal 2012, the Sector restructured its radiation oncology business and stopped the sales of linear accelerators as of January 1, 2012.

The Clinical Products Division mainly comprises the business with ultrasound and X-ray equipment including mammography. In addition to providing innovative high-end solutions, the Clinical Products Division focuses on the development of cost-efficient, less complex equipment that meets essential customer requirements, particularly in emerging economies. The Clinical Products Division also comprises the internal supplier Components and Vacuum Technology which also provides components to the Imaging & Therapy Systems Division.

The Diagnostics Division offers products and services in the area of in-vitro diagnostics. In-vitro diagnostics is based on the analysis of bodily fluids such as blood or urine and supplies vital information for the detection and management of disease as well as an individual patient’s risk assessment. The Division’s product portfolio represents a comprehensive range of diagnostic testing systems and consumables, including clinical chemistry and immunodiagnostics, molecular diagnostics (i.e., testing for nucleic acids), hematology, hemostasis, microbiology, point-of-care testing and clinical laboratory automation solutions.

The Sector’s Operational Unit Customer Solutions manages the sales and service organization as well as the Business Unit covering hospital information systems. Audiology Solutions provides hearing aids and is a sector-led Business Unit.

The customers of the Healthcare Sector include healthcare providers such as hospital groups and individual hospitals, group and individual medical practices, reference and physician office laboratories and outpatient clinics. The Sector sells the majority of its products and services through in-house sales staff, which is grouped in its Customer Solutions Operational Unit, supported by dedicated product specialists. In some countries, it also uses dealers, particularly for the sale of low-end products (such as low-end ultrasound and X-ray equipment). A small portion of the Sector’s revenue derives from the delivery of products and components to competitors on an original equipment manufacturer (OEM) basis. The Sector’s products are serviced primarily by its own dedicated personnel.

As a large part of Healthcare’s revenue stems from recurring business, the Sector’s business activities are to a certain extent resilient to short-term economic trends but are dependent on regulatory and policy developments around the world.

The Healthcare Sector faces market risks in connection with ongoing health care reform efforts. In the U.S., a health care reform was enacted in the spring of 2010. In particular in connection with this reform, it is currently expected that an excise tax will be charged on certain medical devices from 2013 onwards. Siemens believes that this tax will impact all businesses except of Audiology.

In fiscal 2012, the Healthcare Sector launched Agenda 2013, a global initiative to grow its innovative capacity and make itself more competitive. Agenda 2013 is the Sector’s proactive response to the challenges emerging from a changing market environment. To meet these challenges, Agenda 2013 includes measures targeting innovation, regional presence, competitiveness, and human resource development. These include focused investments in product development and expanded sales activities in growth markets. Agenda 2013 also encompasses a realignment of the radiation therapy business unit that includes rightsizing measures. In addition, Agenda 2013 includes a program to improve the cost position in the Diagnostics Division. For further information, see Item 5: Operating and financial review and prospects—Fiscal 2012 compared to fiscal 2011—Segment information analysis—Healthcare.

The Healthcare Sector has research and development and OEM cooperation agreements with various companies, including Bruker and Toshiba in the field of magnetic resonance imaging, and Biosense Webster, Mochida and Toshiba and in the field of ultrasound. In fiscal 2012, the Sector announced a strategic global partnership with Varian Medical Systems, providing for joint marketing and sales efforts in the radiation therapy field. The Sector is also party to several joint ventures, including with Philips and Thales to manufacture flat panel detectors for medical imaging.

The Healthcare Sector’s principal competitors in medical imaging are General Electric, Philips, Toshiba, Hitachi and Hologic. Other competitors include Roche, Abbott and Danaher for in-vitro diagnostics, McKesson and Cerner for healthcare information technology systems and Sonova, GN Resound, William Demant and Starkey for audiology (hearing aids). The trend toward consolidation in the Sector’s industry continues. Competition among the leading companies in the field is strong, including with respect to price.

INDUSTRY

The Industry Sector offers a broad spectrum of products, services and solutions for the efficient use of resources and energy and improvements of productivity and flexibility in industry. Its integrated technologies and holistic solutions address primarily industrial customers, such as process and manufacturing industries. The portfolio spans industry automation, industrial software and drives products and services, system integration and solutions for industrial plant businesses. After the close of fiscal 2012, the Sector decided to dispose of its business of mechanical, biological and chemical treatment and processing of water.

The following table provides key financial data concerning the Industry Sector.

Year ended September 30, 2012
Total revenue	€20.508 billion
External revenue	€18.872 billion
External revenue as percentage of Siemens revenue	24.10%
Sector profit	€2.467 billion

The following chart provides a geographic breakdown of the Industry Sector’s external revenue in fiscal 2012.

The Industry Sector consists of the three Divisions Industry Automation, Drive Technologies and Customer Services as well as the sector-led Metals Technologies Business Unit. Financial results relating to the Customer Services Division are reflected in the Industry Automation Division, the Drive Technologies Division and the Metals Technologies Business Unit and are therefore not reported separately.

The Industry Automation Division offers automation systems such as programmable logic controllers and process control systems, sensors such as process instrumentation and analytics, and industrial software such as product lifecycle management and manufacturing execution systems software. The Division’s portfolio ranges from standard products and systems for the manufacturing, processing and construction industries to solutions for entire industrial vertical markets, including automation solutions for entire automobile production facilities and chemical plants. Furthermore, the Division’s offerings in fiscal 2012 comprised equipment and related services for industrial process water, industrial and municipal wastewater treatment such as water purification systems, clarification systems and systems and solutions for water recycling and reuse. As noted above, Industry has decided to divest its business of mechanical, biological and chemical treatment and processing of water. The Division will continue to offer efficient solutions for the control, management and instrumentation of water processes. In fiscal 2012, Industry Automation completed the acquisitions of RuggedCom Inc., a provider of robust, industrial-quality ethernet communication products and network solutions as well as several other acquisitions to enhance its offerings for industrial software. After the close of fiscal 2012, the Division announced the acquisition of LMS International, a provider of mechatronic simulation software that expands and complements the Division’s product lifecycle management portfolio.

The Drive Technologies Division offers integrated technologies that cover a wide range of drive applications with electrical components such as standard motors and drives for conveyor belts, pumps and compressors, heavy duty motors and drives for rolling steel mills, compressors for oil and gas pipelines and mechanical components such as gears for wind turbines and cement mills. With its e-Car business, the Division develops motors and inverters for electric cars for the automotive industry. Drive Technologies offers products such as automation systems and services for production machinery and machine tools. The Division’s portfolio includes standard products as well as industry-specific control and drive solutions for wind power, metal forming, printing and electronic manufacturing as well as solutions for manufacturers of glass, wood, plastic, ceramic, textile and packaging equipment and crane systems. In addition, the Division offers integrated drive and automation solutions especially for the marine and shipbuilding, minerals and pulp and paper industries, including related services over the lifecycle of the solutions.

The Customer Services Division offers a comprehensive portfolio of services and supports industrial customers in their efforts to increase their productivity. The portfolio includes product-related services which seek to enhance reliability, profitability, efficiency and environmental compatibility of industrial plants.

The Sector-led Metals Technologies Business Unit offers engineering and plant-building services for the iron and steel industry, as well as for the rolling sector of the aluminum and non-ferrous industries. The Business Unit provides technologies, solutions, and services for metallurgical plants, integrated steelworks and minimills. Its vertically integrated supply capability includes mechanical equipment, drives, motors, electrics, automation, mechatronics, technological packages and all environmental systems.

The Industry Sector’s principal customers are industrial customers in a broad range of markets, including transportation and logistics, metals and mining, machinery, utilities and automotive. The Sector is active globally, including in emerging markets, especially those in the Asia, Australia region, which Sector management believes have a long-term growth potential. Apart from the Siemens brand, the Sector markets some parts of its portfolio under different brand names (such as Flender for gears or Winergy for wind turbine components), depending on geography and technology.

The Sector sells its products primarily through dedicated personnel in Siemens’ worldwide network of regional sales units. In addition, it uses original equipment manufacturers, solution providers, installers, general contractors, third-party distributors and independent agents.

The large size of some of the Sector’s projects occasionally exposes it to risks related to technical performance or specific customers or countries. In the past, the Sector has experienced significant losses on individual projects in connection with such risks. For additional information on these risks, see Item 3: Key information—Risk factors.

The Sector has manufacturing locations worldwide, especially throughout North and South America, Western and Eastern Europe, and Asia, allowing it to stay close to its major customers and keep shipping charges low. In recent years, material costs have been negatively affected by significant price increases for metals, energy and other raw materials. The Sector continues to work on reducing the use of hazardous materials (e.g., lead) and to replace them in its products and processes. Sustainable products and processes, such as coking coal free iron production processes (COREX), energy efficient motors and energy management play a major role in its innovation strategy.

Average product lifetimes in the Sector’s product businesses tend to be short (typically ranging from one to five years from introduction) and are even shorter where software and electronics play an important role. The lifecycles in the solutions businesses tend to be longer, as the Sector supports its customers with significant services through the whole life of their infrastructures. The timing and extent to which a Division of the Industry Sector is affected by economic cycles depends largely on the kind of business activities it conducts. Business activities that tend to react very quickly to changes in the overall economic environment include many of the business activities of Industry Automation and those business activities of Drive Technologies that serve customers in the manufacturing industries. Business activities that are generally affected later by the changes in the overall economic environment include those business activities of Drive Technologies that serve customers in process industries as well as in the energy and infrastructure sector.

The competitors of our Industry Sector can be grouped into multinational companies that offer a relatively broad portfolio and companies that are active only in certain of the geographic or product markets served by the Industry Sector. The Sector’s principal competitors with broad portfolios are multinational companies such as ABB, Emerson Electric and Schneider Electric. In the industries in which the Sector is active, consolidation is occurring on several levels. In particular, suppliers of automation solutions have supplemented their activities with actuator or sensor technology, while suppliers of components and products have supplemented their portfolio with complementary products for their sales channels.

The main competitors of the Industry Automation Division are ABB, Schneider Electric, Rockwell and Emerson Electric. Within its product lifecycle management business, the Division also competes with, among others, Dassault Systemes and PTC. Competitors of the Drive Technologies Division include companies with broad business portfolios such as ABB, Emerson Electric and Mitsubishi Electric but also specialist companies such as Fanuc and SEW. The main competitors of our Metals Technologies Business Unit are Danieli and SMS.

Asian competitors are generally focused on large-scale production and cost cutting. European competitors are focused on high-quality lifecycle service. Nevertheless, most major competitors have established global bases for their businesses. In addition, competition in the field has become increasingly focused on technological improvements and price. Intense competition, budget constraints and rapid technical progress within the industry place significant downward pressure on prices. In addition, competitors continuously shift their production to low-cost countries.

INFRASTRUCTURE & CITIES

The Infrastructure & Cities Sector offers a wide range of sustainable technologies for metropolitan centers and urban infrastructures worldwide, such as integrated mobility solutions, building and security systems, power distribution equipment, smart grid applications and low- and medium-voltage products.

The following table provides key financial data concerning the Infrastructure & Cities Sector:

Year ended September 30, 2012
Total revenue	€17.585 billion
External revenue	€16.731 billion
External revenue as percentage of Siemens revenue	21.37%
Sector profit	€1.102 billion

The following chart provides a geographic breakdown of the Infrastructure & Cities Sector’s external revenue in fiscal 2012.

The Sector consists of five Divisions: Rail Systems; Mobility and Logistics; Low and Medium Voltage; Smart Grid; and Building Technologies. Financial results of the Rail Systems and the Mobility and Logistics Divisions are reported together in the Transportation & Logistics Business. Financial results of the Divisions Low and Medium Voltage and Smart Grid are reported together in the Power Grid Solutions & Products Business.

The Rail Systems Division comprises Siemens’ rail vehicle business. The Division’s activities consist mainly of the businesses relating to rail vehicles for mass transit, regional and long-distance transportation, driverless systems, locomotives for passengers or rail freight, traction systems, bogies and onboard power supplies.

The Mobility and Logistics Division primarily provides products, solutions (including IT solutions) and services in operating systems for rail transportation such as central control systems, interlockings and automated train controls and for road traffic including traffic detection, information and guidance. After the close of fiscal 2012, Infrastructure & Cities decided to divest its airport logistics business comprised of cargo tracking and baggage handling and its postal automation business comprised of letter and parcel sorting. Also after the close of fiscal 2012, the Division announced its intention to acquire Invensys Rail, the rail automation business of Invensys plc., U.K.

The Low and Medium Voltage Division supplies electrical grid operators and large industrial electricity consumers with medium and low-voltage equipment. Furthermore, the Division provides systems and services for the distribution of electrical power from high-voltage transmission grid access to medium or low-voltage grids directing the electrical energy to end consumers and their access points.

The Smart Grid Division provides energy automation solutions, smart grid applications, transmission and distribution services, applications for electromobility solutions and rail infrastructure electrification solutions for mainline and mass transit applications. In fiscal 2012, the Division acquired the U.S.-based company eMeter in order to position the Division to expand its energy information and meter data management solutions.

The Building Technologies Division offers products, services and solutions for commercial, industrial, public and residential buildings, including building automation, comfort, building safety and security and building operations. In addition, the Division offers energy solutions aiming to improve a building’s energy cost, reliability and performance, while minimizing its impact on comfort and the environment. The Division’s offerings include heating and ventilation controls, security systems and devices such as intruder detection, video surveillance and building access control, fire safety solutions such as fire detection, protection alarm systems and non-water based fire extinguishing.

The Infrastructure & Cities Sector also holds the Atos S.A. (AtoS) shares and the convertible bond, which Siemens received following the sale of Siemens IT Solutions and Services to AtoS.

The Infrastructure & Cities Sector distributes its products and services through its own dedicated sales force, supported by Siemens’ worldwide network of regional companies. In addition, the Divisions of the Sector use, to varying degrees, third-party distributors, panel builders, original equipment manufacturers, value added partners, installers and general contractors.

Overall, the Sector’s principal customers are railway operators, public utilities, industrial and infrastructure customers, electrical grid operators, construction and real estate customers and manufacturers of heating, ventilation and air-conditioning solutions. The timing and extent to which a Division of the Infrastructure & Cities Sector is affected by economic cycles depends largely on the kind of business activities it conducts. Business activities that tend to react very quickly to changes in the overall economic environment include Low and Medium Voltage. Divisions where business activities are generally affected later by the changes in the overall economic environment include Smart Grid and Building Technologies. The development of markets served by our Rail Systems Division and Mobility and Logistics Division is primarily driven by public spending. Customers of these Divisions usually have multi-year planning and implementation horizons. They therefore tend to be independent of short-term economic trends.

The Sector is globally active in a broad range of markets, including construction and real estate, transportation and logistics and utilities. The Sector’s activities include emerging markets, e.g., those in the Asia, Australia region. While the Sector believes that these markets offer significant growth potential, the Sector’s activities in that region expose it to risks associated with economic, financial and political disruptions that could result in lower demand or affect customers’ abilities to pay. Some markets, such as those served by our Divisions Rail Systems, Mobility and Logistics and Smart Grid, are significantly influenced by public spending. The large size of some of the Sector’s projects (especially in the following Divisions: Rail Systems, Mobility and Logistics and in parts of Building Technologies) occasionally exposes it to risks related to technical performance or specific customers or countries. In the past, the Sector has experienced significant losses on individual projects in connection with such risks. For additional information on these risks, see Item 3: Key information—Risk factors.

The Sector’s principal competitors are multinational companies such as ABB, Alstom, Ansaldo, Bombardier, General Electric, Honeywell, Johnson Controls, Schneider Electric and Tyco. The Sector’s competitors vary by Division. The main competitors of the Rail Systems Division and the Mobility and Logistics Division are Alstom, Ansaldo, Bombardier and General Electric. The primary competitors of the Low and Medium Voltage Division are ABB, General Electric, Honeywell and Schneider Electric. The principal competitors of the Smart Grid Division are ABB, Alstom, General Electric, and Schneider Electric. The main competitors of the Building Technologies Division are Honeywell, Johnson Controls, Schneider Electric and Tyco. Infrastructure & Cities also faces competition from niche competitors and from new entrants, such as utility companies and consulting firms, exploiting the fragmented energy efficiency market. The Sector’s solution businesses also compete with engineering, procurement and construction (ECP) providers while competitors in the service field often include small local players.

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

•

A 50.0% stake in BSH Bosch und Siemens Hausgeräte GmbH (BSH), Germany: BSH is a leading manufacturer of household appliances, offering an extensive range of innovative products tailored to customer needs and global megatrends alike. BSH was founded as a joint venture in 1967 between Robert Bosch GmbH, Germany and Siemens.

•

A 49.0% stake in Enterprise Networks Holdings B.V. (EN), Netherlands, a provider of open communications, network and security solutions to enterprise customers. EN was founded in fiscal 2008 as a joint venture between The Gores Group, U.S. and Siemens.

In the first quarter of fiscal 2012, Siemens closed the sale of its 50% stake in ELIN GmbH & Co. KG (ELIN), Austria, a provider of technical building equipment and installation services to the Ortner Gruppe, Austria.

For additional information on investments held in Equity Investments, see Item 5: Operating and financial review and prospects—Fiscal 2012 compared to fiscal 2011—Segment information analysis—Equity Investments, Item 7: Major shareholders and related party transactions—Related party transactions, as well as Item 18: Financial Statements—Notes to Consolidated Financial Statements.

FINANCIAL SERVICES (SFS)

Financial Services provides a variety of financial services and products both to third parties and to other Siemens entities and their customers. SFS has three strategic pillars: supporting Siemens Sectors with financing solutions for their customers, manage financial risks of Siemens and offering third-party financing services and products. To better achieve this goal, Financial Services intends to grow its business in a profitable, controlled manner.

The following table provides key financial data concerning SFS.

Year ended September 30, 2012
Total assets	€17.405 billion
Total assets as percentage of Siemens assets	16.07%
Income before income taxes	€479 million

SFS’ business can be divided into capital business and fee business. The capital businesses support activities for Siemens’ sales as well as third party vendors and customers and consist of leasing, loans, asset-based lending and equity investments (both in infrastructure projects and corporate venture capital). The fee businesses comprise support and advisory activities concerning financial risk and investment management, project & export financing, and arranging of project financing for Siemens’ projects, treasury & financing services, pension asset/ investment management, insurance brokerage as well as re-insurance of Siemens risks.

SFS conducts its business through seven Business Units: Commercial Finance; Project and Structured Finance Energy; Project-, Structured and Leveraged Finance Healthcare; Project- and Structured Finance Infrastructure and Cities & Industry; Treasury; Financing Services & Investment Management and Insurance. In addition, one Business Segment (Venture Capital) is directly assigned to SFS’ CEO. The SFS functions Trade Finance Advisory and Corporate Pensions provide advisory and assistance services to the entire Siemens Company. In addition, SFS host a number of functions to support its own business.

The Commercial Finance Business Unit offers a comprehensive range of equipment finance, leasing, rental and related financing solutions to organizations of all sizes to finance equipment supplied by Siemens or third-party providers. The focus of Commercial Finance financing solutions is in the medical, industrial, construction, environmental/energy and IT areas. Commercial Finance has customers over many countries, including small- and medium-sized enterprises, corporations and public sector organizations. The Business Unit’s large number of customers and diversity of financed equipment helps in its efforts to balance its risk portfolio. Services were provided through a network of Commercial Finance companies, located in 13 countries throughout Europe, Asia Pacific and North America, comprising regulated, partially or non-regulated entities.

The globally active Project & Structured Finance Energy; Project, Structured & Leverage Finance Healthcare and Project & Structured Finance, Infrastructure and Cities & Industry Business Units offer a broad range of financing solutions in the energy and natural resource, healthcare, industry and infrastructure markets. Their products comprise debt financing, equity participations as well as financial advisory. In addition, the Project, Structured & Leveraged Finance Healthcare Business Unit offers leveraged solutions across all businesses. In debt financing, the Business Units offer solutions ranging from senior secured corporate loans to mezzanine debt and from structured investment financing to infrastructure and project financing. The Business Units aligned their scope to the activities of the four Siemens Sectors. The increased focus on project and structured finance solutions tends to extend the average tenor of SFS’ financings.

In their financial advisory roles, the Business Units structure, arrange and implement project and structured financing worldwide. Specifically, they review alternate financing solutions and risk-mitigation concepts for projects and are typically engaged in the early stages of projects.

The Treasury Business Unit is mandated by the Corporate Treasurer to provide treasury services to all Siemens entities. These activities comprise cash management and payment (including intercompany payments) services as well as all external Siemens’ financing activities (especially capital market financing). In addition, it pools and manages centralized Siemens’ interest rate risk, certain currency and commodity risk exposures and uses derivative financial instruments in transactions with external financial institutions to mitigate such exposures. For more information on the use of derivatives to hedge risk, see Item 11: Quantitative and qualitative disclosure about market risk. Results from Corporate Treasury activities are reported in Eliminations, Corporate Treasury and other reconciling items.

The Financing Services & Investment Management Business Unit consists of receivables management and investment management. It is engaged in the process of monitoring and warehousing short-term trade accounts receivable. The investment management function provides investment management services relating to pension assets to Siemens as well as to external institutional clients and management of mutual funds to the general public. The Business Unit operates its investment management business through its company Siemens Kapitalanlagegesellschaft mbH (SKAG), Germany.

The Insurance Business Unit acts as an insurance broker for Siemens and external customers, providing both industrial insurance and private finance solutions. In the area of industrial insurance solutions, the Business Unit supports Siemens and non-affiliated companies in all insurance-related matters, including claims management as well as risk transfer to insurance and financial markets. It also acts as broker of selected Siemens-financed insurances for employees. In the area of private finance solutions, the unit offers a variety of products in the areas of insurance, retirement planning and residential construction financing for staff at Siemens and non-affiliated companies. Through RISICOM Rückversicherungs AG, SFS provides reinsurance solutions as an integral part of Siemens’ risk financing program.

The Venture Capital Business Segment identifies and finances young companies worldwide during their start-up phase. Venture Capital helps Siemens’ Sectors to access new technological solutions and tap new markets. In addition, Venture Capital supports the Siemens Pension Fund in Germany to structure its private equity portfolio, provides private equity advisory services and manages a venture capital fund of funds.

In its transactions with Siemens and third parties, SFS acts consistently with banking industry standards in the international financial markets that are both applicable and mandatory for these transactions. In December 2010, the Siemens Bank GmbH was granted a license by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht—BaFin) to engage in banking business. In particular, the license covers engaging in loan, guarantee business and deposit taking. Siemens Bank GmbH was established to support the operational businesses of Siemens’ Sectors by providing financing solutions and the license enables the bank to gain access to the deposit and refinancing facilities of the European Central Bank.

While SFS originates transactions in its capital businesses (leasing, loans, receivables financing, asset-based lending, equity investments) from external customers either directly or through the Siemens Sectors or through internal or external vendors, its fee business is mainly sourced internally from other Siemens entities. In certain cases, SFS uses financial intermediaries for business origination, mainly in secondary markets.

SFS’ main sources of risk are associated with its external credit exposure and its equity portfolio. For further information, see Item 3: Key information—Risk factors. In general SFS funds its credit business on a matched funding basis. Therefore, interest risk, foreign currency risk and liquidity risk have a limited impact on SFS´ overall risk. Nevertheless, such risks can arise due to unexpected customer payment behavior.

Most of SFS’ services are geared towards Europe and North America. However, SFS is also actively seeking to expand its on-balance sheet financing business in China, Russia and India, in order to better support Siemens regional companies and clusters with financial services.

SFS’ competition mainly includes commercial finance operations of banks, independent commercial finance companies, captive finance companies and asset management companies. International competitors include BNP Paribas Equipment Finance, De Lage Landen, General Electric Commercial Finance, Macquarie and Société Générale Equipment Finance. Particularly in the commercial finance business, SFS’ competitors are often local financial institutions and competition therefore varies from country to country.

EMPLOYEES AND LABOR RELATIONS

The following tables show the division of our employees by segments and geographic region as of September 30 for each of the years shown. Part-time employees are included on a proportionate basis.

	As of September 30,
Employees by segments(1)	2012	2011	2010
	(in thousands)
Energy	86	82	74
Healthcare	51	51	49
Industry	105	103	96
Infrastructure & Cities	89	87	82
Financial Services	3	3	2
Other(2)	35	35	32

Total	370	359	335

(1) Continuing operations. (2) Includes employees in corporate functions and services and business units not allocated to any Sector or Financial Services.
	As of September 30,
Employees by geographic regions(1)	2012	2011	2010
	(in thousands)
Europe, C.I.S., Africa, Middle East	222	217	204
therein Germany	119	116	110
Americas	84	82	78
therein U.S.	57	56	53
Asia, Australia	63	60	52
therein China	31	29	26
therein India	19	18	14

Total	370	359	335

(1)	Continuing operations.

During 2012, we had an average of 44,000 temporary employees in our continuing and discontinued operations.

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

During the last three years, we have not experienced any labor disputes that significantly affected our operations.

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

In 1994, we closed a site in Hanau, Germany, which we had used for the production of uranium and mixed-oxide fuel elements. A smaller related site in Karlstein, where we operated a nuclear research and service center, was closed in 1989. We are in the process of cleaning up both facilities in accordance with the German Atomic Energy Act (Atomgesetz). We have developed a plan to decommission the facilities that involves the following steps: clean-out, decontamination and disassembly of equipment and installations, decontamination of the facilities and buildings, sorting of radioactive materials and intermediate and final storage of radioactive waste. This process will be supported by ongoing engineering studies and radioactive sampling under the supervision of German federal and state authorities. We expect that the process of decontamination, disassembly and sorting of radioactive waste will continue until 2015. We will be responsible for storing the material until the government-developed storage facility becomes available. With respect to the Hanau facility, the process of setting up intermediate storage for radioactive waste has neared completion and the facility has been released from the scope of application of the German Atomic Energy Act so that its further use is unrestricted under that Act. However, the State of Hessen still requires us to monitor the ground water until uranium levels consistently meet targets set by the State. The ultimate costs of this project will depend, in part, on where the government-developed storage facility will be located and when it becomes available. We set up a provision with respect to this matter, which as of September 30, 2012 amounted to €1.224 billion. This provision is based on a number of significant estimates and assumptions as to the ultimate costs of this project. Several parameters relating to the development of a final storage facility for radioactive waste were specified based on the so called Schacht Konrad final storage. Parameters related to the life-span of the German nuclear reactors reflect a planned phase-out until 2022. For additional information on our asset retirement obligations attributable to environmental clean-up costs, see Item 18: Financial Statements—Notes to Consolidated Financial Statements.

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

In 2011 the review of the RoHS Directive by the EU Commission resulted in the publication of Directive 2011/65/EU (the RoHS II Directive) which will replace the RoHS Directive and, after national transposition, will lead inter alia to changes in the future scope of the ban to encompass use of certain hazardous substances in electrical and electronic equipment (e.g., inclusion of medical equipment by July 2014) and the requirement for manufacturers to declare the conformity of products with the Directive. During the review process, the exemptions from the RoHS Directive were also amended. We are in preparation to adapt relevant business processes to the expected changes of the RoHS II Directive.

The EU Commission’s recent review of Directive 2002/96/EC on Waste Electrical and Electronic Equipment (the WEEE Directive) resulted in publication of new Directive 2012/19/EU (the new WEEE Directive). Within the next six years the scope of this new WEEE Directive will remain comparable to the existing WEEE Directive. After this period, additional requirements could result from the inclusion of photovoltaic panels into the scope of the new WEEE Directive. Due to our recent decision to phase out our solar business, we currently do not expect to incur substantial costs as a result of these additional requirements.

Restrictions on the use of certain substances comparable to those of the RoHS Directive and of the WEEE Directive remain under discussion in several other countries, such as the U.S., Australia, Argentina, Brazil, China and South Korea.

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

The experience of the last two years has shown that neither the Directive 2004/35/EC of the European Parliament and of the Council on Environmental Liability with Regard to the Prevention and Remediation of Environmental Damage nor the applicable remediation measures for damage to protected species and natural habitats, have yet had any impact on Siemens. Nevertheless we continue to maintain insurance coverage for these risks, which is available in the market.

It is our policy to comply with environmental requirements and to provide workplaces for employees that are safe, environmentally sound, and that do not adversely affect the health or environment of their communities. Compliance with environmental requirements is also a focus of the environmental process reviews we conduct. In remediation of the results of recent environmental process reviews additional cost for the implementation and operation of R&D, production and modified logistic processes may be incurred over the next three years. Taking such remediation measures into account, we believe that we are in substantial compliance with all relevant environmental and health and safety laws and regulations. However, there is a risk that we may incur expenditures significantly in excess of our expectations to cover environmental liabilities, to maintain compliance with current or future environmental and health and safety laws and regulations and/or to undertake any necessary remediation.

ENVIRONMENTAL PORTFOLIO

	Fiscal year ended September 30,
Key performance indicators	2012	2011
Revenue generated by the Siemens Environmental Portfolio (continuing operations; in billions of €)	33.2	30.2
Accumulated annual customer reductions of carbon dioxide emissions generated by elements from the Siemens Environmental Portfolio (continuing operations; in millions of tons)	332	257

Our Environmental Portfolio serves as an example of how we strive to align our business activities with the aforementioned megatrends, in this case climate change. The Environmental Portfolio consists of products, systems, solutions and services (Environmental Portfolio elements) that reduce negative impacts on the environment and emissions of carbon dioxide and other greenhouse gases (defined together in the following as carbon dioxide emissions) responsible for climate change.

In addition to its environmental benefits, our Environmental Portfolio enables us to compete successfully in attractive markets and generate profitable growth. In fiscal 2010, we set ourselves a revenue target for the Environmental Portfolio within the One Siemens framework: to exceed €40 billion in revenue from the Environmental Portfolio by the end of fiscal 2014. We continue to strive for that goal, although due to the planned disposal of OSRAM, our Water Technologies Business Unit, and our solar business it will be much more challenging to achieve it.

In fiscal 2012 revenues from continuing operations from the Environmental Portfolio amounted to €33.2 billion, up from comparable revenues of €30.2 billion in the previous fiscal year. Therefore our Environmental Portfolio accounted for 42% of our revenues from continuing operations in fiscal 2012. These revenues include revenues from newly developed and additionally qualified elements, and exclude revenues from elements that no longer fulfill our qualifications.

With our Environmental Portfolio we intend, among other things, to help our customers reduce their carbon dioxide footprint, cut their energy costs and improve their profitability through an increase in productivity. Taking together all elements of the Environmental Portfolio that were installed at customer locations since the beginning of fiscal 2002 and remain in use today, we have reduced customer carbon dioxide emissions by 332 million tons in fiscal 2012, equaling 41% of Germany’s total annual carbon dioxide emissions in calendar year 2010.

REPORTING PRINCIPLES

We report the revenue from our Environmental Portfolio and the annual customer reductions of carbon dioxide emissions generated by it in accordance with internal regulations defined in our Environmental Portfolio Guideline. This Guideline is based on the Reporting Principles of the Greenhouse Gas Protocol Corporate Accounting and Reporting Standard, revised edition, and the Greenhouse Gas Protocol for Project Accounting; both published by World Resources Institute (WRI) and World Business Council for Sustainable Development (WBCSD).

Those principles are relevance, completeness, consistency, transparency, accuracy and conservativeness. As there are currently no accepted international standards for identification and reporting of so-called green products, we are engaging in standardization activities with external organizations. The revenue generated by the Environmental Portfolio is recognized in accordance with revenue recognition policies as described in Item 18: Financial Statements—Notes to Consolidated Financial Statements—Note 2.

GOVERNANCE—PROCESSES AND DEFINITIONS

The qualification of Environmental Portfolio elements as well as their respective reporting is based on defined processes and criteria. In principle, any product, system, solution or service of Siemens’ continuing operations may qualify for the Environmental Portfolio. The business portfolio of Siemens’ continuing operations is reviewed annually regarding the qualification of Environmental Portfolio elements based on the criteria described below. This covers the inclusion of newly developed elements as well as the integration of additionally qualified elements where evidence of fulfillment of the qualification criteria was not available in prior reporting periods. For additionally qualified Environmental Portfolio elements, we report their prior-year revenue and prior-year contribution to reducing customer carbon dioxide emissions on a comparable basis. Elements that no longer fulfill our qualification criteria are excluded from our Environmental Portfolio.

Prior to inclusion in the Environmental Portfolio, potential new Environmental Portfolio elements have to undergo a multilevel internal evaluation process. The Sustainability Board annually acknowledges changes in the composition of the Environmental Portfolio. One task of the Sustainability Board is also to discuss potential concerns of stakeholders with regard to the inclusion or deletion of certain technologies in the Environmental Portfolio.

CRITERIA FOR INCLUSION OF ENVIRONMENTAL PORTFOLIO ELEMENTS

An Environmental Portfolio element can be a product, a system, a solution or a service as defined above. Furthermore, a core component of a system or solution may qualify as an Environmental Portfolio element if the component provided by Siemens is key to enabling environmental benefits resulting from the system’s or solution’s overall application. To qualify for inclusion in the Environmental Portfolio, an element must meet one of the selection criteria described below, which are energy efficiency, renewable energy or environmental technologies. Products, systems, solutions and services with planned application in military use or nuclear power are not included in the Environmental Portfolio.

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

•	Renewable energy: This criterion covers technologies in the field of renewable energy sources such as wind turbines or smart grid applications and their respective core components.

•

Environmental technologies: This criterion is related to water and wastewater treatment, air pollution control, waste reduction, recycling, e-car infrastructure and its core components. Additionally, a criterion for the Healthcare Sector is an environmental impact reduction in terms of noise, radiation or total weight of at least 25% compared to the baseline.

BASELINE METHODS

Energy efficiency, annual customer reduction of carbon dioxide and environmental impact are all assessed by a comparison with a reference solution (baseline). There are three different options for the reference solution: before-after comparison, comparison with a reference technology or comparison with the installed base. The baselines are reviewed annually and, if necessary, adjusted, such as when statistical data on the installed base is updated because of technical innovations or regulatory changes. The calculation of the reduction of carbon dioxide emissions is based on a comparison for every relevant Environmental Portfolio element with a baseline. For this calculation, we focus on those elements that have a material impact on the overall carbon dioxide emissions reduction. For some emission reduction calculations, the baseline reference for the installed base is determined using known global emission factors such as those for power production. The baselines used for our calculations are mainly based on data of the International Energy Agency (IEA) for gross power production and for grid losses, on data from the Intergovernmental Panel on Climate Change (IPCC) for fuel based emission factors, and our own assessments of power production efficiency. For consistency reasons, we generally apply global emission factors for calculating emission reductions.

REPORTING ESTIMATES

The inclusion of elements in the Environmental Portfolio is based on criteria, methodologies and assumptions that other companies and other stakeholders may view differently. Factors that may cause differences, among others, are: choice of applicable baseline methodology, application of global emission factors that may be different from local conditions, use patterns at customers that may be different from standard use patterns used for carbon dioxide abatement calculations and expert estimates if no other data is available.

To date, there is no applicable international standard that applies across companies for qualifying products, systems, solutions and services for environmental and climate protection, or for compiling and calculating the respective revenues and the quantity of reduced carbon dioxide emissions attributable to such products, systems, solutions and services. Accordingly, revenues from our Environmental Portfolio and the reduction of our customers’ annual carbon dioxide emissions may not be comparable with similar information reported by other companies. Furthermore, we subject revenues from our Environmental Portfolio and the reduction of our customers’ annual carbon dioxide emissions to internal documentation and review requirements that are less sophisticated than those applicable to our financial information. We may change our policies for recognizing revenues from our Environmental Portfolio and the reduction of our customers’ annual carbon dioxide emissions in the future without previous notice.

As in previous years, we again commissioned an independent accounting firm with a limited assurance engagement to review the reported results for our Environmental Portfolio for fiscal 2012. This review was conducted in accordance with the International Standard on Assurance Engagements (ISAE) 3000, Assurance Engagements Other than Audits or Reviews of Historical Financial Information. Nothing came to the attention of the independent accounting firm that would cause them to believe that the section Siemens Environmental Portfolio 2012 of the Environmental Portfolio Report 2012—containing the revenues generated by the Environmental Portfolio and the annual customer reduction of carbon dioxide emissions attributable to it—has not been prepared, in all material respects, in accordance with the defined reporting principles.

PROPERTY

Siemens operates more than 290 major production and manufacturing plants in more than 40 countries worldwide, including facilities at certain joint ventures and associated companies. A major production and manufacturing plant is defined as a facility at the Business Unit level, in which raw or source materials are transformed into finished goods on a large scale by using equipment and production resources such as machines, tools, energy and labor. Around 150 major production and manufacturing plants are located in the region Europe, C.I.S., Africa, Middle East; around 80 major production and manufacturing plants are located in the region Americas and around 70 major production and manufacturing plants are located in the region Asia, Australia. With around 110 major production and manufacturing plants, the Energy Sector accounts for the greatest proportion of these, followed by the Infrastructure & Cities Sector (around 80 major facilities), the Industry Sector (around 70 major facilities) and the Healthcare Sector (around 40 major facilities).

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

RESEARCH AND DEVELOPMENT

RESEARCH AND DEVELOPMENT ORGANIZATION AND STRATEGY

In fiscal 2012, we continued to focus on the following areas in research and development (R&D):

(1)	ensuring long-term future viability,

(2)	enhancing technological competitiveness, and

(3)	optimizing the allocation of R&D resources.

Our R&D activities are geared toward ensuring sustainable energy supplies, which is essential to our long-term viability and competitiveness in the energy and infrastructure industries. Accordingly, major focus areas include:

•	increasing the efficiency of both renewable and conventional power generation,

•	improving low-loss power transmission, and

•	finding new solutions for intelligent power networks (smart grids), carbon dioxide separation in power plants, and energy storage systems for volatile renewable energies.

Another major focus is promoting more efficient energy use in buildings, industrial facilities, and the transport sector—for example through the development of electric drives and faster charging stations for electric vehicles.

Across all focus areas, we recognize the vital importance of sophisticated software solutions—not just for the areas mentioned above but also in nearly all of the other fields in which Siemens is active. Siemens software was used, for example, to virtually develop, build, test, and continually optimize the Red Bull Formula 1 championship-winning car throughout the 2011 season. The same is true of the Mars rover “Curiosity,” which landed on the red planet in August 2012. Siemens software was used here to digitally design, assemble, and test a virtual rover before the first prototype was even constructed.

R&D activities are carried out by both our Sectors and our Corporate Technology (CT) department. The Sectors focus their R&D efforts on the next generations of their products and solutions. In contrast, the aim of CT is to be a strong innovation partner for operational units and to help secure our technology and innovation future while strengthening Siemens as an integrated technology company.

CT has more than 7,000 employees and is set up as a worldwide network with primary locations in Germany, the U.S., Austria, Russia, India, and China. Among CT’s employees, approximately 4,000 software engineers at locations in Asia, Europe and the Americas develop and implement software for new products and services for our Sectors. CT makes important contributions along the entire value chain, from research and development to production technology, manufacturing processes, and testing procedures.

The technology fields cover all technological areas of Siemens. They include research on materials that help make our products more efficient and the creation of IT platforms, security solutions, software architecture, technical systems, energy technologies, sensors, and electronic components. CT also conducts research into new solutions for automation, medical information systems, and imaging processes. This portfolio is supplemented by innovation projects for electric mobility, sustainable urban development, and biotechnology—in other words, fields with major strategic importance for us. All of CT’s activities are chosen to optimize the allocation of R&D resources, with a balance between support for the Sectors’ current offerings and development of longer-term opportunities.

CT also strategically handles the intellectual property of Siemens. Around 350 experts help the Company register patents and trademarks, establish them, and put them to profitable use. CT also acts as a coordinator and leader with regard to key strategic issues at Siemens, such as lean management and production, standardization, and project management.

Cooperations with universities and non-university research institutes make an important contribution to Siemens’ capacity to innovate. The key goals of these partnerships are:

•	tapping the potential for joint research and development projects,

•	developing and extending the network of universities or research institutes with which Siemens works and increasing communication between Siemens and these universities or institutes, and

•	strengthening the appeal of Siemens to highly qualified young people as a potential employer.

In addition, Siemens takes part in publicly funded research programs. The most important research areas include the development of sustainable technologies, the networking of machines, and the creation of new materials and sustainable recycling.

RESEARCH & DEVELOPMENT FIGURES

In fiscal 2012, we recognized research and development expenses of €4.238 billion, compared to €3.899 billion in fiscal 2011 and €3.547 billion in fiscal 2010. The resulting R&D intensity, defined as the ratio of R&D expenses and revenue, of 5.4% was higher than in fiscal 2011 and fiscal 2010.

R&D expenses and intensities for the Sectors in fiscal 2012, 2011 and 2010 were as follows:

	R&D expenses (in millions of €)			R&D intensity
	FY 2012	FY 2011	FY 2010	FY 2012	FY 2011	FY 2010
Energy	840	756	651	3.0%	3.1%	2.9%
Healthcare	1,314	1,173	1,116	9.6%	9.4%	9.0%
Industry	1,215	1,128	993	5.9%	5.8%	5.7%
Infrastructure & Cities	699	696	591	4.0%	4.1%	3.6%

Corporate Technology incurred additional R&D expenses.

R&D indicators(1)	FY 2012	FY 2011
	(in thousands)
Employees(2)	29.5	27.7
Inventions(3)	8.9	8.6
First patent applications(4)	4.6	4.3

(1)	Continuing operations.

(2)	Average number of employees in fiscal year.

(3)	Number of inventions submitted by Business Units based on an internal reporting.

(4)	First filings as part of the inventions submitted to patent offices.

In our continuing operations, we had an average of approximately 12,900 R&D employees in Germany and approximately 16,700 R&D employees in about 30 countries outside of Germany during fiscal 2012, including the U.S., China, Austria, India, Slovakia, Switzerland, the U.K., Croatia, Sweden, Denmark, Mexico, and France.

As of September 30, 2012, the Company held approximately 57,300 patents worldwide in its continuing operations, compared to approximately 53,300 patents as of September 30, 2011. In terms of the number of published patent applications in calendar year 2011, Siemens in total ranked third in Germany and—for the second consecutive year—first in Europe. In terms of the number of patents granted in the U.S., Siemens in total ranked tenth in calendar year 2011.

Positions in patent office statistics	2011	2010	2009
Germany—German Patent and Trademark Office (DPMA)	3	3	3
Europe—European Patent Office (EPO)	1	1	2
U.S.—United States Patent and Trademark Office (US PTO)	10	9	13

RESEARCH & DEVELOPMENT IN THE SECTORS

Our R&D activities in the Energy Sector are focused on developing processes for the efficient generation and transmission of electrical energy. Major R&D areas in this respect are the development of

•	technologies for low-loss electricity transmission,

•	advanced gas turbines that increase the efficiency and reduce emissions of power plants,

•	combined cycle power plants to increase the availability of electricity through higher flexibility,

•	wind turbine innovations,

•	technologies that extract the greenhouse gas carbon dioxide from the flue gas that occurs during fossil fuel-fired power generation (carbon capture and storage), and

•	a subsea power grid to extract deep-sea oil and natural gas drilling economically.

Examples of research and development at Energy include Type B75 rotor blades for wind turbines, each of which has a length of 75 meters; this makes them, to our knowledge, the longest rotor blades in operation in the world at the moment. At 25 tons, the B75 is also a lightweight, as it is 10% to 20% lighter than similar rotor blades. Heavy rotor blades are subjected to higher stress loads and also require more massive nacelles, towers, and foundations. Intelligent design and low weight therefore have a positive effect on the cost of electricity produced.

In 2011, a combined cycle power generation island delivered by Siemens in Irsching, Germany, proved an unprecedented net efficiency rating of 60.75% at an output of 578 megawatts. An even more efficient combined cycle plant will soon be built in Düsseldorf. With an anticipated efficiency rating of more than 61% and a previously unattained district heating range, Siemens expects to set new records in both categories. The total capacity factor for natural gas as a fuel will reach around 85%.

High-voltage direct-current (HVDC) technology is now making it possible to transport electricity over great distances with minimal losses. In 2009, Siemens put the first overhead HVDC line into operation with an unprecedented direct current capacity of 800,000 volts. Siemens recently successfully tested its first HVDC transformer technology with a voltage of 1.1 million volts. The higher the voltage carried by HVDC cables, the lower the transmission losses and the higher the transmission capacity.

R&D activities in our Healthcare Sector focus on meeting customer challenges from three major trends: the world’s population continues to grow rapidly and to get older. In addition, older people make up a higher percentage of the population. These trends put increasing pressure on healthcare providers to gather more accurate diagnostic information more efficiently about a wider range of potential disease conditions and to integrate that information more effectively with treatment options.

One focus area involves combining various imaging methods that provide increasingly detailed and faster three-dimensional insights into the body of a patient, while subjecting him or her to less discomfort. We combine such imaging processes with therapeutic measures, laboratory diagnostics, and information technology to create more coordinated workflows. One example is the world’s only fully integrated whole-body magnetic resonance (MR) and positron emission tomography (PET) system, Biograph mMR, which for the first time allows physicians to simultaneously see the position of organs within the body, their function, and their metabolism. In this way they can, for example, see the position of a tumor, identify its type, and observe its activity.

Another focus area is automating clinical work processes and optimizing laboratory diagnostics, which puts physicians in a position to identify diseases even more precisely and at an earlier stage. Physicians are then able to tailor therapies more closely to a patient’s needs, by monitoring the effect of medications more accurately and exploiting the evaluation and analytical capabilities of modern computer technology. The Sector also develops products that meet the specific, targeted requirements of the healthcare systems of emerging countries.

Among the R&D priorities in the Industry Sector is the software-based integration of product planning and production processes within the framework of product lifecycle management. The objective is to accelerate processes at every point along the value chain, so that time to market can be reduced by as much as 50%. The further development of automation technology, and industrial IT and industry software in particular, plays a major role here. This is especially true in the case of metal production, where the IT-supported planning and operation of entire steel mills has significantly changed and will further influence manufacturing processes in the steel sector. In addition, the Industry Sector also strives to achieve greater energy efficiency, reduce raw material consumption, and reduce emissions. These objectives also guide the development of technology-based service concepts such as energy management and remote maintenance systems, and the creation of efficient solutions for steel production that also conserve resources.

R&D activities in our Infrastructure & Cities Sector focus on urban growth issues. Main research fields therefore cover sustainable technologies for major metropolitan areas and their infrastructures. The aims are to increase energy efficiency, reduce burdens on the environment, and improve the overall economy and the quality of life in cities. To this end, the Sector develops building technologies that conserve energy, solutions for ensuring an efficient and secure supply of electricity in cities, and intelligent traffic and transport systems. Examples here include the extremely light and almost fully recyclable Inspiro modular subway train, and the Desigo building management system, which integrates several system components within the buildings themselves, and which also leads to significant energy savings. In addition, researchers are looking for ways to integrate buildings into smart grids so as to allow them to transfer the electricity they produce into the network and provide additional power during peak demand times. One innovative technology that can be used for this is SIESTORAGE—a modular storage unit that balances out the power generation fluctuations that are typical of electricity produced from renewable sources by stepping in to provide energy during brief power outages.

SUPPLY CHAIN MANAGEMENT

Supply chain management at Siemens aims to contribute to the success of our businesses in a significant and sustainable way. The principal goal of our supply chain management activities is to ensure the availability and quality of the materials we require to serve our customers.

In fiscal 2012, Siemens’ purchasing volume, i.e. external spend, amounted to approximately €40 billion which equals roughly half of our total revenue.

We focused on continuing to enhance our supply chain management and strengthening Siemens’ competitiveness by achieving substantial savings. The main enablers for that were already part of the Supply Chain Management initiative that was successfully completed prior to fiscal 2012. In line with our strategic priorities, we further developed and continuously rolled out our enablers for leveraging saving potential. These enablers include

•

Siemens-wide managed volume: We bundle more than half of our purchasing volume on the corporate level where it is managed by dedicated organizations for both direct and indirect material. For the direct material, we set up more than 20 category management teams and started more than 200 cross-functional commodity engineering projects aiming to bring down material cost together with our suppliers. The strategic and operational procurement for all indirect material throughout Siemens has been brought together in a global organization. By integrating the former procurement offices for indirect material in the Sectors and regions, we achieve substantial economies of scale effects through worldwide bundling of volume and consolidation of resources.

•

Sourcing from emerging markets: One essential element of moving towards a globally balanced supply chain network is to constantly increase the share of sourcing from emerging markets (Global Value Sourcing countries, GVS). To accomplish this goal, we identify, select and fully qualify suppliers from Global Value Sourcing countries, and engage them in a continuous development process thereafter. Additionally, we encourage and support our suppliers to expand their operations in order to follow our manufacturing footprint in Global Value Sourcing countries. In fiscal 2012 we further increased our GVS share on a comparable basis.

•	E-sourcing: We significantly increased the share of external purchases that we award via electronic bidding over the last few years from low single digit levels to significantly more than 10%.

Strengthening Siemens’ innovation power by leveraging our supplier network is another strategic priority. With our Siemens Supplier Forum we have established a platform for the regular dialogue on CEO level with our top strategic suppliers, aiming to ensure long-term cost leadership, realize shared growth potential and sustainably increase innovation capabilities. To promote outstanding suppliers for their excellence, we have introduced the Siemens Supplier Awards for a number of categories.

As in previous years, the supply chain management organization had to face external challenges in fiscal 2012. Although the strong pricing pressure in supplier markets declined compared to fiscal 2011, we see indications from the geopolitical environment that prices may increase again in the near future. Despite this possibility, we expect to maintain the procurement savings gains and overall productivity increases for Siemens that our supply chain management organization has achieved in recent years.

Another important topic for our supply chain management is sustainability in our supply chain. We require all of our suppliers to comply with the principles of our Code of Conduct for Siemens Suppliers and to support its implementation in their own supply chains as well. We also continued with worldwide on-site sustainability audits by external experts to ensure the compliance with our standards and to encourage sustainable business conduct throughout our entire global supply chain. In addition, we further rolled out our Siemens Energy Efficiency Program for suppliers. We work with our suppliers to conduct environmental and energy efficiency checks of their own facilities, so they can identify opportunities for reducing their consumption of energy and other resources. In this regard, we draw upon the expertise and know-how gained in connection with our own environmental program and our Environmental Portfolio. By the end of fiscal 2012, more than 900 of our suppliers worldwide have completed these comprehensive assessments and nearly 400 others are involved in the program.

LEGAL PROCEEDINGS

PUBLIC CORRUPTION PROCEEDINGS

Governmental and related proceedings

As previously reported, in May 2011 Siemens AG voluntarily reported a case of attempted public corruption in connection with a project in Kuwait in calendar 2010 to the U.S. Department of Justice, the SEC, and the Munich public prosecutor. The Munich public prosecutor discontinued the investigations, which related to certain former employees, but imposed conditions on them. Siemens is cooperating with the U.S. authorities in their ongoing investigations.

As previously reported, in July 2011 the Nuremberg-Fuerth public prosecutor notified Siemens AG of an investigation against several employees in connection with payments related to the healthcare business in the Caribbean. In November 2012, the Nuremberg-Fuerth public prosecutor discontinued its investigation.

As previously reported, in July 2011 the Munich public prosecutor notified Siemens AG of an investigation against an employee in connection with payments to a supplier related to the oil and gas business in Central Asia from calendar 2000 to 2009. Siemens is cooperating with the public prosecutor.

As previously reported, in October 2011, the Turkish Prime Ministry Inspection Board notified Siemens Sanayi ve Ticaret A.S., Turkey, of an investigation in connection with alleged bribery in Turkey and Iraq from calendar 1999 to 2007. Siemens is cooperating with the authority.

As previously reported, in 2011, the Brasilia public prosecutor, Brazil, opened proceedings to assess allegations against Siemens in connection with a metro project in calendar 2007. Siemens is cooperating with the authority.

As previously reported, authorities in Russia were conducting an investigation into alleged misappropriation of public funds in connection with the award of contracts to Siemens for the delivery of medical equipment to public authorities in Yekaterinburg in calendar 2003 to 2005. In July 2011, the investigation was closed with respect to all material charges. In November 2011, all remaining charges were dropped as well.

As previously reported, in calendar 2008 the São Paulo public prosecutor, Brazil, started certain investigations into the use of business consultants and suspicious payments in connection with the former Transportation Systems Group in or after calendar 2000. In fiscal 2011 Siemens learned that this investigation was not discontinued in calendar 2009 but treated confidential. Siemens is cooperating with the authority.

As previously reported, Siemens AG had filed a request for arbitration against the Republic of Argentina (Argentina) with the International Center for Settlement of Investment Disputes (ICSID) of the World Bank. Siemens AG claimed that Argentina had unlawfully terminated its contract with Siemens for the development and operation of a system for the production of identity cards, border control, collection of data and voters’ registers (DNI project) and thereby violated the Bilateral Investment Protection Treaty between Argentina and Germany (BIT). A unanimous decision on the merits was rendered by the ICSID arbitration tribunal in February 2007, awarding Siemens AG, inter alia, compensation in the amount of US$217.8 million, plus compound interest thereon at a rate of 2.66% since May 18, 2001. Argentina subsequently filed applications with the ICSID aiming at the annulment and reversal of the decision and a stay of enforcement of the arbitral award. In August 2009, Argentina and Siemens AG reached an agreement to mutually settle the case and discontinue any and all civil proceedings in connection with the case without acknowledging any legal obligations or claims. No payment was made by either party. As previously reported, the Argentinean Anti-Corruption Authority is conducting an investigation against individuals into corruption of government officials in connection with the award of the contract for the DNI project to Siemens in calendar 1998. Searches were undertaken at the premises of Siemens Argentina and Siemens IT Services S.A. in Buenos Aires in August 2008 and in February 2009. The

Company is cooperating with the Argentinean Authorities. The Argentinean investigative judge also repeatedly requested judicial assistance from the Munich public prosecutor and the federal court in New York. In December 2011, the U.S. Securities and Exchange Commission (SEC) and U.S. Department of Justice filed an indictment against nine individuals based on the same facts as the investigation of the Argentinean Anti-Corruption Authority. Most of these individuals are former Siemens employees. The former member of the Managing Board of Siemens AG, Dr. Uriel Sharef, is also involved. Siemens AG is not party to the proceedings.

As previously reported, in February 2010 a Greek Parliamentary Investigation Committee (GPIC) was established to investigate whether any politicians or other state officials in Greece were involved in alleged wrong-doing of Siemens in Greece. The GPIC’s investigation was focused on possible criminal liability of politicians and other state officials. Greek public prosecutors are separately investigating certain fraud and bribery allegations involving – among others – former board members and former executives of Siemens A.E., Elektrotechnische Projekte und Erzeugnisse, Greece (Siemens A.E.), and Siemens AG. In January 2011, the GPIC alleged in a letter to Siemens A.E. that the damage suffered by the Greek state amounted to at least €2 billion. Furthermore, the GPIC issued a report repeating these allegations. In addition, the Hellenic Republic Minister of State indicated in a letter to Siemens that the Greek state will seek compensation from Siemens for the alleged damage. In April 2012, the Greek Parliament approved a settlement agreement between Siemens and the Greek State, the material provisions of which include the following: Siemens waives public sector receivables in the amount of €80 million. Furthermore Siemens agrees to spend a maximum of €90 million on various anti-corruption and transparency initiatives, as well as university and research programs and to provide €100 million of financial support to Siemens A.E. to ensure its continued presence in Greece. In exchange, the Greek State agrees to waive all civil claims and all administrative fines related to the corruption allegations and to utilize best efforts to resolve all pending disputes between Siemens and the Greek state-companies or its public authorities.

In February 2012, the Munich public prosecutor notified Siemens AG of a request for mutual assistance in criminal matters by a foreign authority. The investigation of the foreign authority involves a Siemens subsidiary located in North West Europe in connection with alleged payments to employees of a Russian company between calendar 1999 and 2006. In November 2012, the foreign authority notified Siemens about its intention to bring a charge against two individuals and to open proceedings against Siemens. Siemens is cooperating with the authorities.

As previously reported, the Nigerian Economic and Financial Crimes Commission (EFCC) was conducting an investigation into alleged illegal payments by Siemens to Nigerian public officials between calendar 2002 and 2005. In October 2010, the EFCC filed charges with the Federal High Court in Abuja and the High Court of the Federal Capital Territory against, among others, Siemens Ltd., Nigeria (Siemens Nigeria), Siemens AG and former board members of Siemens Nigeria. In November 2010, the Nigerian Government and Siemens Nigeria entered into an out of court settlement, obligating Siemens Nigeria to make a payment in the mid double-digit € million range to Nigeria in exchange for the Nigerian Government withdrawing these criminal charges and refraining from the initiation of any criminal, civil or other actions – such as a debarment – against Siemens Nigeria, Siemens AG, and Siemens employees.

As previously reported, the Vienna public prosecutor, Austria, is conducting an investigation into payments between calendar 1999 and 2006 relating to Siemens Aktiengesellschaft Österreich, Austria, and its subsidiary Siemens VAI Metal Technologies GmbH & Co., Austria, for which valid consideration could not be identified. In September 2011, the Vienna public prosecutor extended the investigations to include a potential corporate liability of Siemens AG Austria for tax evasion. Siemens is cooperating with the authorities.

As previously reported, in September 2009, the Anti-Corruption Commission of Bangladesh (ACC) filed criminal charges against two current and one former employee of Siemens Bangladesh Ltd.’s (Siemens Bangladesh) Healthcare business. It is alleged that the employees colluded with employees of a public hospital to overcharge for the delivery of medical equipment in the period before calendar 2007. The ACC has not substantiated the criminal charges within the time limit provided by local law. Siemens Bangladesh filed a motion to dismiss the charges in October 2009. The court stayed its proceedings in November 2009.

As previously reported, in December 2009, the ACC sent a request for information to Siemens Bangladesh related to telecommunications projects of Siemens’ former Communications (Com) Group undertaken prior to calendar 2007. In January 2010, Siemens Bangladesh was informed that in a related move the Anti Money Laundering Department of the Central Bank of Bangladesh is conducting a special investigation into certain accounts of Siemens Bangladesh and of former employees of Siemens Bangladesh in connection with transactions for Com projects undertaken in the period from calendar 2002 to 2006. In February 2010 and June 2012, the ACC sent requests for additional information.

As previously reported, in November 2009 and in February 2010, a subsidiary of Siemens AG voluntarily self-reported possible violations of South African anti-corruption regulations in the period before calendar 2007 to the responsible South African authorities. The authorities have requested further documentation. Siemens is cooperating with the authorities.

As previously reported, in June 2010, the Frankfurt public prosecutor searched premises of Siemens in Germany in response to allegations of questionable payments relating to an Infrastructure & Cities project in Thailand. Siemens is cooperating with the authority.

As previously reported, in August 2010, the Inter-American Development Bank (IADB) issued a notice of administrative proceedings against, among others, Siemens IT Solutions and Services Argentina alleging fraudulent misstatements and antitrust violations in connection with a public invitation to tender for a project in the province of Cordoba, Argentina, in calendar 2003. Siemens is cooperating with the IADB.

As previously reported, in August 2010, the IADB issued a notice of administrative proceedings against, among others, Siemens Venezuela alleging fraudulent misstatements and public corruption in connection with a public invitation to tender for healthcare projects in the Venezuelan provinces of Anzoategui and Merida in calendar 2003. Siemens is cooperating with the IADB.

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

Civil litigation

As previously reported, Siemens AG reached a settlement with nine out of eleven former members of the Managing and Supervisory Board in December 2009. The settlement relates to claims of breaches of organizational and supervisory duties in view of the accusations of illegal business practices that occurred in the course of international business transactions in calendar 2003 to 2006 and the resulting financial burdens for the Company. The Annual Shareholders’ Meeting approved all nine settlements between the Company and the former members of the Managing and Supervisory Board in January 2010. The shareholders also approved a settlement agreement between the Company and its directors and officers insurers regarding claims in connection with the D&O insurance of up to €100 million. Siemens recorded €96 million gains, net of costs, from the D&O insurance and the nine settlements. In January 2010, Siemens AG filed a lawsuit with the Munich District Court I against the two former board members who were not willing to settle, Thomas Ganswindt and Heinz-Joachim Neubürger, which is currently pending. Siemens AG and Mr. Ganswindt are in discussions to resolve the matter.

As previously reported, in June 2008, the Republic of Iraq filed an action requesting unspecified damages against 93 named defendants with the United States District Court for the Southern District of New York on the basis of findings made in the “Report of the Independent Inquiry Committee into the United Nations Oil-for-Food Programme.” Siemens S.A.S. France, Siemens Sanayi ve Ticaret A.S., Turkey, and OSRAM Middle East FZE, Dubai, are among the 93 named defendants. Process was served upon all three Siemens subsidiaries. The three Siemens subsidiaries will defend themselves against the action.

ANTITRUST PROCEEDINGS

As previously reported, in February 2007, the European Commission launched an investigation into possible antitrust violations involving European producers of power transformers, including Siemens AG and VA Technologie AG, Austria (VA Tech), which Siemens acquired in July 2005. The German Antitrust Authority (Bundeskartellamt) has become involved in the proceeding and is responsible for investigating those allegations that relate to the German market. Power transformers are electrical equipment used as major components in electric transmission systems in order to adapt voltages. In October 2009, the European Commission imposed fines totaling €68 million on seven companies with regard to a territorial market sharing agreement related to Japan and Europe. Siemens was not fined because it had voluntarily disclosed this aspect of the case to the authorities. The German Antitrust Authority continued its investigation with regard to the German market. In September 2012, the German Antitrust Authority and the Company ended the legal proceeding by entering into a settlement agreement. Siemens agreed to pay a fine in the single-digit € million range.

As previously reported, in April 2007, Siemens AG and former VA Tech companies filed actions before the European Court of First Instance in Luxemburg against the decisions of the European Commission dated January 24, 2007, to fine Siemens and former VA Tech companies for alleged antitrust violations in the European Market of high-voltage gas-insulated switchgear between calendar 1988 and 2004. Gas-insulated switchgear is electrical equipment used as a major component for power substations. The fine imposed on Siemens AG amounted to €396.6 million and was paid by the Company in calendar 2007. The fine imposed on former VA Tech companies, which Siemens AG acquired in July 2005, amounted to €22.1 million. In addition, former VA Tech companies were declared jointly liable with Schneider Electric for a separate fine of €4.5 million. In March 2011, the European Court of First Instance dismissed the case regarding the fine imposed on Siemens AG and re-calculated the fines for the former VA Tech companies. Former VA Tech companies were declared jointly liable with Schneider Electric for a fine of €8.1 million. Siemens AG and former VA Tech companies appealed the decision in May 2011.

In addition to these proceedings, authorities in Brazil, the Czech Republic and Slovakia are conducting investigations into comparable possible antitrust violations. In October 2010, the High Court of New Zealand dismissed corresponding charges against Siemens.

As previously reported, in September 2011, the Israeli Antitrust Authority requested Siemens to present its legal position regarding an alleged anti-competitive arrangement between April 1988 and April 2004 in the field of gas-insulated switchgear. Siemens is cooperating with the authority.

In connection with the January 24, 2007 decision of the European Commission regarding alleged antitrust violations in the high-voltage gas-insulated switchgear market, claims are being made against Siemens. Among others, a claim was filed by National Grid Electricity Transmission Plc. (National Grid) with the High Court of England and Wales in November 2008. Twenty-one companies have been named as defendants, including Siemens AG and various of its subsidiaries. National Grid originally asserted claims in the aggregate amount of approximately £249 million for damages and compound interest. In November 2012, National Grid increased the aggregate amount to £364 million due to accrued compound interest. Siemens believes National Grid’s claim to be without merit. As discussed, the European Commission’s decision has been appealed to the European Court of First Instance. In June 2009, the High Court granted a stay of the proceedings pending before it. In June 2009, the Siemens defendants filed their answers to the complaint and requested National Grid’s claim to be rejected. A case management conference was held in November 2012. The High Court of England and Wales lifted the stay of the proceedings granted in June 2009 and decided on the scope of further discovery and set a time schedule leading up to a court session expected to be held in 2014.

As previously reported, in November 2010, the Greek Competition Authority searched the premises of Siemens S.A. in Athens in response to allegations of anti-competitive practices in the field of telecommunication and security. Siemens is cooperating with the authority.

As previously reported, in December 2010 and in March 2011, the Turkish Antitrust Authority searched the premises of several diagnostic companies including, among others, Siemens Healthcare Diagnostik Ticaret

Limited Sirketi in Turkey, in response to allegations of anti-competitive agreements. Siemens cooperated with the authority. In May 2012, the Turkish Antitrust Authority decided that the law has not been violated, and discontinued the proceedings.

As previously reported, the Italian Antitrust Authority searched the premises of several healthcare companies, among others those of Siemens Healthcare Diagnostics S.r.l. and Siemens S.p.A. in February 2010. The investigation addresses allegations of anti-competitive agreements in relation to a tender of the procurement entity for the public healthcare sector in the region of Campania for the supply of medical equipment in calendar 2009. In May 2011, the Italian Antitrust Authority sent a Statement of Objections to the companies under investigation which confirmed that the proceedings against Siemens Healthcare Diagnostics S.r.l. were closed, but accused Siemens S.p.A. of having participated in an anti-competitive arrangement. In August 2011, the Italian Antitrust Authority fined several companies, including Siemens S.p.A. for alleged anti-competitive behavior. The fine imposed on Siemens S.p.A. amounts to €1.1 million. The company appealed the decision. In April 2012, the Regional Administrative Court overturned the decision of the Italian Antitrust Authority. In November 2012, the Italian Antitrust Authority appealed the decision of the Regional Administrative Court.

As previously reported, in September 2011, the Competition Commission of Pakistan requested Siemens Pakistan Engineering Co. Ltd., Pakistan (Siemens Pakistan), to present its legal position regarding an alleged anti-competitive arrangement since calendar 2007 in the field of transformers and air-insulated switchgears. Siemens cooperated with the authority. In December 2011, Siemens Pakistan filed a leniency application. In April 2012, the Competition Commission of Pakistan accepted the leniency application and granted Siemens Pakistan a 100% penalty reduction for the alleged behavior.

As previously reported, in October 2011, the local Antitrust Authority in Rovno, Ukraine, notified DP Siemens Ukraine (Siemens Ukraine) of an investigation into anti-competitive practices in connection with a delivery of medical equipment to a public hospital in calendar 2010. Siemens cooperated with the authority. The authority imposed a fine in an amount equivalent to €4,000. Siemens Ukraine did not appeal the decision.

As previously reported, in June 2007, the Turkish Antitrust Agency confirmed its earlier decision to impose a fine in an amount equivalent to €6 million on Siemens Sanayi ve Ticaret A.S., Turkey, based on alleged antitrust violations in the traffic lights market. Siemens Sanayi ve Ticaret A.S. has appealed this decision and this appeal is still pending.

In May 2012, the Brazilian Anti Trust Authority notified Siemens Ltda., Brazil of an investigation into anti-trust behavior in the field of air-insulated switchgear and other products from calendar 1997 to 2006. Siemens is cooperating with the authorities.

OTHER PROCEEDINGS

As previously reported, Siemens AG is a member of a supplier consortium that has been contracted to construct the nuclear power plant “Olkiluoto 3” in Finland for Teollisuuden Voima Oyj (TVO) on a turnkey basis. Siemens AG’s share of the consideration to be paid to the supplier consortium under the contract is approximately 27%. The other member of the supplier consortium is a further consortium consisting of Areva NP S.A.S. and its wholly-owned subsidiary, Areva NP GmbH. The agreed completion date for the nuclear power plant was April 30, 2009. Completion of the power plant has been delayed for reasons which are in dispute. In December 2011, the supplier consortium informed TVO that the completion of the plant is expected in August 2014. The supplier consortium and TVO currently assess potential further slippage in the schedule. The final phases of the plant completion require the full cooperation of all parties involved. In December 2008, the supplier consortium filed a request for arbitration against TVO demanding an extension of the construction time, additional compensation, milestone payments, damages and interest. In June 2011, the supplier consortium increased its monetary claim to €1.94 billion (and has not updated it since then). TVO rejected the claims and made counterclaims against the supplier consortium consisting primarily of damages due to the delay. In June 2012, the arbitral tribunal rendered a partial award ordering the release of withheld milestone payments to the supplier consortium of approximately €101 million plus interest. As of September 2012, TVO’s alleged counterclaims amounted to €1.59 billion based on a delay of up to 56 months. Based on a completion in August

2014, TVO estimates that its counterclaims amount to €1.77 billion. The further delay of more than 56 months (beyond December 2013) as well as the potential materialization of further schedule uncertainties in the completion of the plant could lead TVO to further increase its counterclaims. The arbitration proceedings may continue for several years.

As previously reported, Siemens AG terminated its joint venture with Areva S.A. (Areva) in January 2009. Thereafter Siemens AG entered into negotiations with the State Atomic Energy Corporation Rosatom (Rosatom) with a view to forming a new partnership active in the construction of nuclear power plants, in which it would be a minority shareholder. In April 2009, Areva filed a request for arbitration with the ICC against Siemens AG. Areva sought an order enjoining Siemens AG from pursuing such negotiations with Rosatom, a declaration that Siemens AG is in material breach of its contractual obligations and a reduction of the price payable to Siemens AG for its stake in the Areva NP S.A.S. joint venture. The final award of the arbitral tribunal was notified in May 2011. According to this award, Siemens had to pay Areva liquidated damages of €648 million plus interest. Pursuant to the arbitral award, the disputed non-compete obligation was reduced to four years (ending in September 2013).

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

As previously reported, OSRAM is party to a number of patent lawsuits involving Samsung group companies and LG group companies. On the one hand, OSRAM has sued Samsung group companies and/or LG group companies and some of the customers of these companies in the U.S., South Korea, Germany, China and Japan for patent infringements, and is requesting injunctions against unauthorized use of the asserted patents and, in some cases, import bans and compensation. In addition, OSRAM has commenced patent invalidation lawsuits relating to LG patents and Samsung patents on Light Emitting Diode (LED) technology in South Korea and relating to LG patents on LED technology in China, Germany and the US. Samsung group companies and/or LG group companies have, on the other hand, initiated patent invalidation lawsuits relating to OSRAM patents on LED technology, in particular white LEDs, in South Korea, Germany, the US, China and Japan. In addition, Samsung group companies and/or LG group companies have filed patent infringement lawsuits in various jurisdictions, such as the U.S., South Korea, Germany and China, requesting injunctions against unauthorized use of the asserted patents and, in some cases, import bans and compensation from OSRAM. The patent infringement lawsuits initiated by LG group companies and Samsung group companies partly involve direct and indirect customers of OSRAM. In August 2012, OSRAM and Samsung entered into a settlement agreement and terminated the lawsuits pending between them. In October 2012 OSRAM and LG entered into a settlement agreement and are in the process of terminating the lawsuits pending between them.

In July 2008, Hellenic Telecommunications Organization S.A. (OTE) filed a lawsuit against Siemens AG with the district court of Munich, Germany, seeking to compel Siemens AG to disclose the outcome of its internal investigations with respect to OTE. OTE seeks to obtain information with respect to allegations of undue influence and/or acts of bribery in connection with contracts concluded between Siemens AG and OTE from calendar 1992 to 2006. In May 2009, OTE was granted access to the public prosecutor’s files in Greece. At the end of July 2010, OTE expanded its claim and requested payment of damages by Siemens AG of at least €57.07 million to OTE for alleged bribery payments to OTE-employees. While Siemens AG continues to defend itself against the expanded claim, Siemens AG and OTE remain in discussions to resolve the matter.

As previously reported, Siemens A.E. entered into a subcontract agreement with Science Applications International Corporation, Delaware, USA, (SAIC) in May of 2003 to deliver and install a significant portion of a security surveillance system (the C4I project) in advance of the Olympic Games in Athens, Greece. Siemens A.E. fulfilled its obligations pursuant to the subcontract agreement. Nonetheless, the Greek government claimed errors related to the C4I-System and withheld amounts for abatement in a double-digit million € range. Furthermore, the Greek government withheld final payment in a double-digit million € range, claiming that the system had not been finally accepted. Although Siemens A.E. is not a contractual party of the Greek government, under Siemens A.E’s subcontract agreement with SAIC non-payment by the Greek government also has an economic effect on

Siemens A.E. SAIC has filed for arbitration contesting all the Greek government’s claims and its ability to withhold payments. The Greek State filed, inter alia, a motion to stay the arbitration in view of the ongoing criminal investigations conducted by the Greek public prosecutor. This motion was denied by the Arbitral Tribunal in July 2011. Resolution of this dispute has been complicated by bribery and fraud allegations (either made in public or within the arbitration proceedings) against Siemens A.E. in Greece, which have resulted in extensive negative media coverage concerning the C4I system.

As previously reported, Russian authorities are conducting widespread investigations regarding possible fraudulent activities of resellers and governmental officials relating to procurement of medical equipment in the public sector. As is the case with other providers of medical equipment, OOO Siemens, Russia, has received numerous information requests and inquiries were made on-site by the authorities regarding tenders in the public healthcare sector. OOO Siemens is cooperating in the ongoing investigations which also relate to certain individual employees.

As previously reported, in April 2009, the Defense Criminal Investigative Service of the U.S. Department of Defense conducted a search at the premises of Siemens Medical Solutions USA, Inc., United States, in Malvern, Pennsylvania, in connection with an investigation relating to a Siemens contract with the U.S. Department of Defense for the provision of medical equipment.

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

As previously reported, since July 2009 the EU Anti-Fraud Office OLAF, its Romanian equivalent DELAF and the Romanian public prosecutor DNA have been investigating allegations of fraud in connection with the 2007 award of a contract to FORTE Business Services (later Siemens IT Solutions and Services Romania) to modernize the IT infrastructure of the Romanian judiciary. In September 2010, OLAF put the matter on monitoring status and decided not to open formal proceedings. DELAF referred the matter to DNA and closed its investigations. After the sale of Siemens’ global IT Solutions and Services business to AtoS, Siemens Romania is no longer directly involved in the DNA investigation. In September 2012, the Romanian Ministry of Finance filed civil claims in the amount of €12 million against AtoS Romania within the framework of the criminal proceedings. AtoS Romania could hold Siemens AG contractually liable if it were required to make this payment.

In December 2011, the United States Attorney’s Office for the Northern District of New York served a Grand Jury subpoena on Siemens that seeks records of consulting payments for business conducted by the Building Technologies business unit in New York State over the period from January 1, 2000 through September 30, 2011. Siemens is cooperating with the authority.

In February 2012, the United States Attorney’s Office for the Eastern District of New York served a subpoena on Siemens Healthcare Diagnostics Inc., United States, for information relating to a diagnostics process. Siemens is cooperating with the authority.

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

ITEM 4A:	UNRESOLVED STAFF COMMENTS

Not applicable

ITEM 5:	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

INTRODUCTION

This document contains statements related to our future business and financial performance and future events or developments involving Siemens that may constitute forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. These statements may be identified by words such as “expects,” “looks forward to,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “project” or words of similar meaning. We may also make forward-looking statements in other reports, in presentations, in material delivered to shareholders and in press releases. In addition, our representatives may from time to time make oral forward-looking statements. Such statements are based on the current expectations and certain assumptions of Siemens’ management, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect Siemens’ operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements or anticipated on the basis of historical trends. These factors include in particular, but are not limited to, the matters described in Item 3: Key information—Risk factors of this annual report on Form 20-F filed with the SEC.

Further information about risks and uncertainties affecting Siemens is included throughout this annual report on Form 20-F and in our other filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results, performance or achievements of Siemens may vary materially from those described in the relevant forward-looking statement as being expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens neither intends, nor assumes any obligation, to update or revise these forward-looking statements in light of developments which differ from those anticipated.

The following discussion of our financial condition and results of operations should be read in conjunction with our Consolidated Financial Statements and the related Notes prepared in accordance with IFRS, as issued by the IASB and as adopted by the EU, as described in Item 18: Financial Statements—Notes to Consolidated Financial Statements—Note 1. Due to rounding, numbers presented throughout this Form 20-F may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

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

BUSINESS AND ECONOMIC ENVIRONMENT

THE SIEMENS GROUP—ORGANIZATION AND BASIS OF PRESENTATION

We are a globally operating, integrated technology company with core activities in the fields of energy, healthcare, industry, and infrastructure, and we occupy leading market positions worldwide in the majority of our businesses. We can look back on a successful history spanning 165 years, with groundbreaking and revolutionary innovations such as the invention of the dynamo, the first commercial light bulb, the first electric streetcar, the construction of the first public power plant, and the first images of the inside of the human body. On a continuing basis, we have around 370,000 employees as of September 30, 2012 and business activities in approximately 190 countries and reported consolidated revenue of €78.296 billion in fiscal 2012. We operate in excess of 290 major production and manufacturing plants worldwide. In addition, we have office buildings, warehouses, research and development facilities or sales offices in almost every country in the world.

Siemens comprises Siemens AG, a stock corporation under the Federal laws of Germany, as the parent company and a total of about 1,000 legal entities, including minority investments. Our Company is incorporated in Germany, with our corporate headquarters situated in Munich. Siemens operates under the leadership of its Managing Board, which comprises the Chief Executive Officer (CEO) and Chief Financial Officer (CFO) as well as the heads of selected corporate functions and the CEOs of the Sectors.

Our fundamental organizational principles are:

•	the CEO principle,

•	the end-to-end business responsibility of the Sectors, Divisions and Business Units, and

•	the unrestricted right of selected corporate functions to issue instructions in relation to a function to the extent legally permissible.

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

Our Sectors, Divisions, Business Units and Financial Services (SFS) are “global entrepreneurs” and have end-to-end business responsibility worldwide, including with regard to their operating results. They therefore have “right of way” over the regional units (Clusters and Countries) in business matters. The Clusters and Countries are responsible for the local customer relationship management and for implementing the business strategies of the Sectors and SFS as well as the requirements set by the corporate functions.

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

During fiscal 2011, we initiated a change in the organizational structure of our Sectors which became effective October 1, 2011. Beginning with fiscal 2012, we formed a fourth Sector, Infrastructure & Cities, in addition to our existing three Sectors, Energy, Healthcare and Industry, in order to benefit from the growth of urban centers and the demand for infrastructure solutions. The Infrastructure & Cities Sector comprises the activities of the former Industry Sector’s Divisions Building Technologies and Mobility and the former Energy Sector’s activities of the Power Distribution Division, including Smart Grid applications. Results for prior years are presented on a comparable basis.

Following this change in the organizational structure, our business activities focus on four Sectors, Energy, Healthcare, Industry and Infrastructure & Cities. These Sectors form four of our reportable segments. In addition to our four Sectors, we have two additional reportable segments: Equity Investments and SFS.

Within this Item, we provide financial measures for our four Sectors and for two Businesses, each combining two Divisions within a Sector as well as for eight Divisions of our Sectors. These financial measures include: new orders, revenue, profit and profit margin. Divisions within a Sector may do business with each other, leading to corresponding new orders and revenue. Such orders and revenues are only eliminated on a Sector level. Furthermore, our reportable segments may do business with each other, leading to corresponding new order and revenue. Such orders and revenues are eliminated on the Siemens level within Eliminations, Corporate Treasury and other reconciling items and are not included in new orders and revenue with external customers (external orders and external revenue, respectively) reported in this document. Free cash flow and further information is reported for each reportable segment in the Notes to Consolidated Financial Statements. For information related to the definition of these financial measures and to the reconciliation of segment financial measures to the Consolidated Financial Statements, see Item 5: Operating and financial review and prospects—Supplemental financial measures as well as Item 18: Financial Statements—Notes to Consolidated Financial Statements—Note 36.

On a geographic basis, Siemens is subdivided into 14 Regional Clusters, which are in turn assigned to one of our three reporting regions. We report financial measures for these three regions:

In addition, we report financial information at group level for certain major countries within each region, including Germany (within the region Europe, C.I.S., Africa, Middle East), the U.S. (within the region Americas), and China and India (within the region Asia, Australia).

FINANCIAL PERFORMANCE MEASURES

This section on financial performance measures describes several measures that are or may be non-GAAP financial measures. Other companies that report or describe similarly titled financial measures may calculate them differently. For further information about these measures, please see Item 5: Operating and financial review and prospects—Supplemental financial measures.

As of the beginning of fiscal 2011, we introduced One Siemens—our framework for sustainable value creation; for further information see Item 4: Information on the Company—Strategy—Strategy of the Siemens Group. As part of One Siemens, we have developed a financial target system for capital-efficient growth that we believe will increase the value of our Company. Our goal is to achieve continuous improvement relative to the market and our competitors. The financial target system defines indicators for revenue growth, capital efficiency and profitability, the optimization of our capital structure, and our dividend policy. In addition, we set hurdle rates that generally must be considered before we make acquisitions.

Revenue growth

We believe that an important driver for increasing our Company’s value over the long term is profitable revenue growth. Specifically, our goal is to grow our revenue faster than the average revenue growth of our most relevant competitors. For purposes of comparison to the revenue growth of our competitors, our revenue growth is calculated as the growth rate of reported revenue as presented in the Consolidated Financial Statements.

Capital efficiency and profitability

Our aim is to work profitably and as efficiently as possible with the capital of our shareholders and lenders. We monitor our capital efficiency using adjusted return on capital employed, or ROCE (adjusted), which is reported on a continuing operations basis. This measure assesses our generated income from the point of view of our shareholders and lenders. ROCE (adjusted) is defined as income from continuing operations before interest after tax divided by average capital employed. For information on the calculation of ROCE (adjusted) and its components, see Item 5: Operating and financial review and prospects—Supplemental financial measures. Our target is to achieve a ROCE (adjusted) of 15% to 20%. ROCE (adjusted) in the fiscal years 2012 and 2011 was 17.0% and 25.3%, respectively. Siemens’ weighted average cost of capital (WACC) is currently 7.5%.

Our financial indicator for measuring capital efficiency at Financial Services (SFS) is return on equity after tax, or ROE (after tax), in line with common practice in the financial services industry. We define ROE (after tax) as SFS’ profit after tax, divided by SFS’ average allocated equity. For purposes of calculating ROE (after tax), the relevant income tax is calculated on a simplified basis, by applying an assumed 30% flat tax rate to SFS’ profit, excluding income (loss) from investments accounted for using the equity method, net, which is basically net of tax already, and tax-free income components and other components which have already been taxed or are generally tax-free. For information on the calculation of ROE (after tax) and its components, see Item 5: Operating and financial review and prospects—Supplemental financial measures. Our goal is to achieve ROE (after tax) of 15% to 20% at SFS.

Our goal is to achieve margins comparable to the best competitors within our industries throughout the entire business cycle. We therefore seek to maintain or improve the profitability of our businesses as appropriate. Our measure in this regard is adjusted EBITDA margins, defined as the ratio of adjusted EBITDA (as presented in Item 5: Operating and financial review and prospects—Reconciliation to adjusted EBITDA (continuing operations)) to revenue. We have defined adjusted EBITDA margin ranges for the respective industries of our four Sectors. Adjusted EBITDA target margin ranges for the Sectors, and their performance in fiscal 2012, are shown in the chart below. The adjusted EBITDA margin for Energy was 9.3%, compared to 15.1% a year earlier. Healthcare’s adjusted EBITDA margin was 18.5%, up from 15.7% in fiscal 2011. The adjusted EBITDA margin for our Industry Sector was 14.9%, down from 16.8% in the prior year. The adjusted EBITDA margin for Infrastructure & Cities was 7.5%, compared to 8.3% a year earlier.

Capital structure

Sustainable revenue and profit development can be achieved only on the basis of a healthy capital structure. A key consideration for us in this regard is maintaining ready access to the capital markets through various debt products and preserving our ability to repay and service our debt obligations over time. Therefore, we use the ratio of adjusted industrial net debt to adjusted EBITDA for optimizing our capital structure. For information on this calculation and its components, see Item 5: Operating and financial review and prospects—Liquidity and capital resources—Capital structure. Our goal is to achieve a ratio in the range of 0.5 – 1.0.

Dividend

At the Annual Shareholders’ Meeting, the Managing Board, in agreement with the Supervisory Board, will submit the following proposal to allocate the unappropriated net income of Siemens AG for the fiscal year ended September 30, 2012: to distribute a dividend of €3.00 on each no-par value share entitled to the dividend for fiscal year 2012 existing at the date of the Annual Shareholders’ Meeting, with the remaining amount to be carried forward. Payment of the proposed dividend is contingent upon approval by Siemens shareholders at the Annual Shareholders’ Meeting on January 23, 2013. The prior-year dividend was €3.00.

We intend to provide an attractive return to shareholders. We previously set a target range for our dividend payout percentage of 30% to 50% of net income. The proposed dividend of €3.00 per share for fiscal 2012 represents a total payout of €2.569 billion based on shares outstanding as of September 30, 2012. Based on net income of €4.590 billion for fiscal 2012, the dividend payout percentage would be 56%. The percentage for fiscal 2011 was 42%, based on a total dividend payout of €2.629 billion and net income of €6.321 billion.

We intend in the years ahead to propose a dividend payout which, combined with outlays for share buybacks during the fiscal year, results in a sum representing 40% to 60% of net income, which for this purpose we may adjust to exclude exceptional non-cash effects. As in the past, we intend to fund the dividend payout from free cash flow.

Additional measures

In addition to the financial performance measures discussed above, we use several other metrics to assess the economic success of our business activities. To determine whether a particular investment is likely to generate value for Siemens, we use net present value or economic value added (EVA™). EVA™ considers the cost of capital in calculating value creation by comparing the expected earnings of an investment against the cost of capital employed. EVA™ is also an indicator for measuring capital efficiency in our Sectors and at SFS.

To measure liquidity management of our operating activities, we analyze net operating working capital turns. In addition, we set hurdle rates that generally must be considered before we make acquisitions. In particular, acquisitions should have the potential to be accretive to EVA™ within three years after the integration and generate a 15% cash return within five years. Cash return is defined as Free cash flow divided by average capital employed.

ECONOMIC ENVIRONMENT

Worldwide economic environment

Growth in the global economy continues to slow down in 2012, with real global gross domestic product (GDP) expected to rise by only 2.5% compared to 3.0% in 2011. Above all, the unstable economic situation in Europe burdens economic activity worldwide. Concerns about the stability of the banking sector, the sovereign debt crisis and the fragile economy continue to hamper private-sector investment and consumer spending. Moreover, austerity policies to cut government deficits and bring down debt levels in Europe have led to a significant reduction of government spending. In addition, the U.S. economy remains sluggish and growth in emerging markets has cooled down due to spillover effects from advanced economies and various country-specific factors.

From a regional perspective, the slowdown is sharpest in Europe, with economic growth coming to a standstill in 2012. Restrictive fiscal policies, rising unemployment, large capital outflows to northern countries and the sovereign debt crisis have all deepened the contraction in the southern periphery economies. This in turn increasingly hampers growth in the core northern countries such as Germany. On top of that, the uncertain economic situation in Europe keeps consumer spending and private-sector investments on a low level. Gross fixed investment, one way in which gross domestic product is used, is expected to decline by 2.1% in 2012 compared to 2011. To foster the stability of the Eurozone, European governments have taken important measures. The establishment of the permanent European Stability Mechanism (ESM) as a substitute for the temporary European Financial Stability Facility is aimed at ensuring the financial solvency of the Eurozone countries. Moreover, in order to bring down government bond yields and to ensure the functioning of monetary operations in every country of the monetary union, the European Central Bank (ECB) has declared its willingness to buy sovereign bonds on the secondary market without limit if a country meets the criteria of the ESM. This announcement calmed financial markets and reduced yields of Italian and Spanish bonds, making refinancing cheaper for these countries. Economic development in the Middle East is still affected by severe geopolitical tensions involving Iran and ongoing violence and unrest in Yemen and Syria, where the economy is contracting rapidly. In contrast, growth in other oil-exporting countries remains robust, due to high oil prices. Growth in Africa is surprisingly strong in 2012. But the continent still suffers from an unstable political environment, and economic growth in many countries is highly dependent on raw material prices. The C.I.S. countries have to deal with relatively low growth of 3.6% in 2012. The whole region is negatively affected by the European sovereign debt crisis due to financial and trade linkages.

In the Americas, GDP growth is expected to slow slightly in 2012, to 2.3%. On one hand, the growth rate in Latin America is expected to decrease to 2.9%, due in part to lower export demand from a weak global economy. Furthermore, the global slowdown also causes some commodity prices to fall, which strongly affects Latin America as a major seller of commodities. Hence, investment spending has slowed down considerably.

Representative for the economic development in Latin America is Brazil, which is expected to grow by only 1.6% in 2012. On the other hand, the U.S. is expected to grow slightly faster year-over-year, with 2.1 % growth compared to 1.8% in 2011. U.S. investment growth is expected to be particularly strong: 5.6% in 2012 compared to 3.4% in 2011. Additionally, the American housing market seems to be stabilizing towards the end of the year. Nevertheless, the U.S. faces a high level of debt and low employment growth. Moreover, the country’s political gridlock creates economic uncertainty particularly regarding tax increases and spending cuts that will take place automatically at the beginning of 2013 if no agreement can be reached (the so-called fiscal cliff).

In Asia, Australia growth is accelerating slightly in 2012, although China’s and India’s extraordinarily high growth levels are expected to cool down to 7.4% and 5.1%, respectively. China, a leading exporter, is significantly affected by the decrease in global demand, so gross fixed investments are trending in line with slower GDP growth. The Chinese government has implemented expansionary fiscal and monetary measures in order to support the economy. The Indian economy is negatively affected by strong credit linkages with a struggling Europe and weaker capital inflows. Moreover, India was also hit by a series of major electricity failures throughout the whole country. Japan’s economy started to recover from the consequences of the earthquake and tsunami in March 2011. Its expected growth rate of 2.3% is caused mainly by increased government spending, with a boost from stronger household spending. Furthermore, Indonesia, Thailand and Vietnam continue to grow rapidly and support the economy’s growth of the Asia, Australia region of 4.7 % in 2012.

A key factor for Siemens as a manufacturer is real manufacturing value added, a component used in calculating gross domestic product by means of the production approach. Despite accelerating growth in both the Asia, Australia and Americas regions, growth in manufacturing value added on a global basis is expected to decline in 2012 to 4.1% from 4.5% in 2011. This is due to significantly slower growth in the Europe, C.I.S., Africa, Middle East region, including a slight decline in Europe.

The partly estimated figures presented here for gross domestic product, gross fixed investments and manufacturing value added are drawn from an IHS Global Insight report dated October 15, 2012. Siemens has not independently verified this data.

In addition to the common currency of the European Monetary Union (the euro, €) another key currency for Siemens is the US$. Following an appreciation of the € against the US$ at the beginning of fiscal 2012, concerns over the sovereign debt crisis in a number of southern European member states of the European Monetary Union led to decline of € against the US$. For the remainder of fiscal 2012, the value of the € relative to the US$ remained below its level at the end of fiscal 2011. During July 2012, the value of the € against the US$ reached its lowest levels of the fiscal year. Only at the end of fiscal 2012 did the value of the € begin to recover somewhat. Among the contributing factors were the German constitutional court’s rejection of applications to block the ESM and the ECB’s announcement of the modalities of a new government bond purchase program. Nevertheless at September 30, 2012, the value of the € against the US$ was around 4% below the level a year earlier.

Our businesses are dependent on the development of raw material prices. Key materials to which we have significant cost exposure include copper, various grades and formats of steel and aluminum. In addition, within stainless steel we have considerable exposure related to nickel and chrome alloy materials.

The average monthly price of copper (denominated in € per metric ton) for September 2012 was 4% higher than the average monthly price in September 2011; this reversed a previously negative trend year-over-year and was due to the release of financial and fundamental stimulus programs. Prices on a fiscal-year average were 8% lower in fiscal 2012 than the average for fiscal 2011. Prices for copper are still supported by tight supply and demand fundamentals and by speculative influences in the commodity markets. Nevertheless, because copper is produced in multiple locations and traded, such as across the London Metal Exchange, the risk to Siemens is primarily a price risk rather than a supply risk.

Average monthly prices of aluminum traded at the London Metal Exchange faced more pressure year-over-year, losing 4% in September 2012 compared to September 2011. While, among other factors, high energy costs put upward pressure on aluminum, these were more than offset by oversupply. As with copper, we see developments in the aluminum market as posing a price risk, rather than a supply risk.

The average monthly steel prices for September 2012 came down by 3% compared to the average monthly prices in September 2011. Especially at the end of fiscal 2012, steel markets and prices for upstream raw materials (e.g. iron ore) softened significantly (source: CRU, an independent business analysis and consultancy group focused on, among other things, the mining and metals sectors).

In addition to the above-mentioned raw materials, we have exposure related to rare earth metals and magnets. The market situation for buyers improved considerably throughout fiscal 2012, with respect to both price and availability. Nevertheless, we track these factors closely as they could still pose significant price or supply risks for technology manufacturers, including Siemens.

Our main exposure to the prices of copper and related products, and to steel and stainless steel, is in the Sectors Energy, Industry and Infrastructure & Cities. Our main price exposure related to aluminum is in the Energy Sector. In addition, Siemens is generally exposed to energy and fuel prices, both directly (electricity, gas, oil) and indirectly (energy used in the manufacturing processes of suppliers). Some of our continuing operations face price and supply risks related to rare earth metals, particularly the Industry Sector’s Drive Technologies Division and the Energy Sector’s Wind Power Division.

Siemens employs various strategies to reduce the price risk in its project and product businesses, such as long-term contracting with suppliers, physical and financial hedging and price escalation clauses with customers.

Market development

According to an analysis published by IHS Global Insight on July 20, 2012, investments in 2012 are expected to continue to grow in nominal terms compared to 2011. But the pace of growth for 2012 is expected to slow down considerably compared to the prior year in almost all of the market segments that are significant for our Sectors. This is due largely to the sovereign debt crisis in the euro zone, especially in countries affected by bank solvency risks, credit availability and austerity measures, and also to repercussions of the sovereign debt crisis in other regions, particularly including emerging markets.

In markets significant for the Energy Sector, investments in power utilities are expected to grow by around 5% in 2012, slightly down from around 6% in 2011. Within these numbers, investments in many emerging markets are expected to continue to grow clearly or significantly in 2012 compared to 2011—yet the expected growth rates in the majority of these countries are still slower than a year earlier. Demand in Europe is particularly weak. Following a recovery in 2011, power utility investments are expected to show a decline in nearly all European countries in 2012, especially in countries affected by the sovereign debt crisis. In contrast, investments in the U.S. are expected to grow moderately in 2012, following a decline a year earlier. Investments in the oil and gas markets are expected to grow around 6% year-over-year, down markedly from around 17% in 2011. Some of the most important countries in this market, including the U.S., Russia and Saudi Arabia, which increased their investments in 2011 substantially year-over-year, are expected to either clearly reduce investment growth in 2012 or to keep investments on the prior-year level. In the chemical industry, which is particularly sensitive to changes in current economic conditions, growth in investments is also expected to slow considerably year-over-year, down to around 5% in 2012 compared to around 17% a year earlier. This includes lower growth in China, the world’s largest national market, and shrinking investments year over-year in other major countries, among them Japan and Germany. In contrast, the growth rate in the U.S. is expected to remain nearly steady.

Investments within the international healthcare markets, served by our Healthcare Sector, are expected to increase by around 2% in 2012, following a rise of around 10% in the year before. This decline in growth includes reduced investments not only in many European countries, but also in some emerging markets such as Brazil. Furthermore, growth in other large emerging markets, is expected to slow down year-over-year, such as in China and Russia, or come to a halt, as in India. In the U.S. market, which is particularly significant for our Healthcare Sector, growth in investments is expected to increase slightly in 2012 compared to the prior year.

The Industry Sector is influenced by the development in some of the markets mentioned for the Energy Sector, including by the oil and gas markets and the chemical industry. In other markets significant for the Industry Sector, investments in the automotive industry are expected to grow by around 5% in 2012, down from growth in investments of around 15% a year earlier. This change includes all major countries, which are showing either significantly slower growth or declining investments year-over-year. These factors are particularly evident in Europe. Investment growth is declining also in a number of emerging markets, where investments were recently driven by strong demand for vehicles. Notable examples include China, which is experiencing significantly lower growth, and India, where investments are declining year-over-year following strong expansion a year earlier. Against this trend, growth in investments year-over-year is expected to accelerate in Japan. Even in the food and beverage industry, which is usually less susceptible to fluctuations in the economy, growth in investments is expected to decline significantly in 2012 to around 5%, down from around 15% a year earlier. This is due to significant declines in investments in many European countries, especially those affected by high unemployment and low consumer confidence. Investments are also expected to decline in a number of emerging markets as their populations are affected by rising food prices. Investments in the minerals sector are expected to grow by around 5% in 2012, sharply lower than growth of around 19% a year earlier. Within this sector, growth in investments in the largest industry, mining, is expected to contract most significantly: from around 21% in 2011 to around 5% in 2012. Among major countries in industrial mining, this decline in growth includes sharply lower growth in China and Canada and a reduction in investments in India year-over-year, while growth in investments in Australia is expected to come down only slightly. Investments in the machine building industry are expected to grow by around 7% year-over-year in 2012, compared to around 18% a year earlier. Growth in investments in the last few years was driven by exceptionally rapid expansion in China, which is by far the world’s most important investor in machine building. In contrast, growth in China is expected to slow markedly in 2012 as demand weakens in the country’s manufacturing sector. For the pharmaceutical industry, investment growth is estimated to decline to around 6% in 2012, after around 15% in 2011. Within these numbers, the largest investors, China and Japan, are expected to continue to increase their investments in 2012 but at a slower pace than in 2011. Against this trend, the U.S. shows increasing growth in investments year-over-year. Investments in the pulp and paper sector are expected to grow by around 4% in 2012, following investment growth of around 13% a year earlier. The development within the largest markets is expected to be mixed. While investment growth in China is slowing significantly and growth in Japan is nearly coming to a halt, investments in the U.S. are growing moderately following a decline in the prior year. In the metals industry, investments in 2012 are expected to grow by around 5% compared to around 16% a year earlier. Growth in China is expected to slow to single digits, and India is forecast to reduce its investments following a substantial increase a year earlier. Investment growth in Japan and South Korea is expected to decline less significantly year-over-year. Investments in water and wastewater utilities are expected to grow by around 4% in 2012 compared to around 8% in 2011. While investment growth in China is expected to be higher in 2012 compared to the prior year, and the U.S. is expected to increase investments in 2012 following a decline a year earlier, many other major countries, especially in Europe, are forecast to reduce their investments in 2012.

The Infrastructure & Cities Sector is influenced by developments in a number of markets mentioned above for the Sectors Energy, Healthcare and Industry, including power utilities, oil and gas, healthcare and pharmaceuticals. In other markets important to the Sector, investments in both, the transportation infrastructure and transportation services markets, are expected to grow by around 5% in 2012. The pace of growth in the prior year was around 15% in transportation infrastructure, faster than growth of around 8% in transportation services. For transportation infrastructure, investments are expected to slow in the large Chinese market and shrink in some of the larger European countries, including France and Germany. The U.S. and Russia are expected to keep investment growth near the prior-year level. Overall growth in transportation service is held back by declining investments in Europe, even as China is expected to clearly increase investments in 2012 following a decline in investments a year earlier. Growth in investments in the public, research and education sector is expected to decline to around 3% in 2012, down from around 9% in 2011. While the large majority of European countries and also a number of emerging countries including Brazil and India are expected to reduce investments in 2012 compared to 2011, the U.S. is forecast to expand its public investments year-over-year. For construction and real estate, investments are expected to grow around 3% in 2012 compared to the prior year. A year earlier, growth in investments was around 12%. While these markets are depressed in Europe, growth in the U.S. is accelerating, as these industries are benefiting from low mortgage rates and improved consumer confidence. In the post and logistics sector, investment growth in 2012 is forecast to slow to around 2% year-over-year, compared to around 13% a year earlier. While growth in fiscal 2012 is particularly burdened by shrinking investment in large parts of Europe, the change year-over-year is particularly strong in Brazil, where sharp growth a year earlier is expected to be followed by a clear decline in investments. In the wholesale and retail sector, investment growth is expected to decline to around 3% year-over-year, down from around 13% a year earlier, following the same pattern as investments in post and logistics.

FISCAL 2012 COMPARED TO FISCAL 2011

FISCAL 2012—FINANCIAL SUMMARY

In fiscal 2012 we increased revenue by 7% year-over-year to €78.296 billion, with all four Sectors and all three reporting regions contributing to growth. New orders came in near the level of revenue but 10% lower compared to the prior year, which included substantially higher volumes from large orders in our Sectors Infrastructure & Cities and Energy. For example, orders a year earlier included Siemens’ largest-ever order for trains, worth €3.7 billion.

In fiscal 2012, we achieved income from continuing operations of €5.184 billion. While this was one of our highest results ever, it was substantially lower than in the prior year and lower than we expected one year ago. The decline was due mainly to our Energy Sector which took substantial charges mainly related to projects with a complex marine and regulatory environment in the current period and benefited from the divestment of its share in Areva NP in the prior year. Due mainly to challenges in these projects we reduced our income guidance during fiscal 2012. Furthermore, profit in Energy in fiscal 2012 was also burdened by profit impacts of €327 million (pretax) related to a change in credit risk assessment for Iran. Income from continuing operations in fiscal 2012 was also held back by a less favorable market environment in the second half of the fiscal year. This was particularly evident in the Industry Sector where profit came in 10% lower year-over-year. Profit at Infrastructure & Cities in fiscal 2012 also declined year-over-year, as the Sector took €86 million (pretax) in charges at a rolling stock project in Germany. In contrast, our Healthcare Sector increased profit year-over-year. For comparison, profit at Healthcare in fiscal 2011 was burdened by charges related to particle therapy projects. In fiscal 2012, income from continuing operations was also burdened by a sharply higher loss at Equity Investments. This was due primarily to our share in NSN. In fiscal 2012, NSN took substantial restructuring charges in connection with its previously announced measures aimed at maintaining its long-term competitiveness and improving profitability.

Net income in fiscal 2012 was €4.590 billion, down from €6.321 billion a year earlier. This decline was due to lower income from continuing operations, only partly offset by lower losses from discontinued operations. In the prior year, discontinued operations were burdened by a substantial loss related to our former Siemens IT Solutions and Services business, partly offset by income from discontinued operations related to OSRAM. Income from discontinued operations related to OSRAM turned negative in the current period.

As a result of the above-mentioned profit impacts, two of our Sectors, Energy and Infrastructure & Cities, missed their respective adjusted EBITDA target ranges in fiscal 2012.

We achieved our target for capital efficiency measured in terms of ROCE (adjusted) on a continuing basis, with a result of 17.0%, well within our target range of 15% to 20%. ROCE (adjusted) on a continuing basis a year earlier was 25.3%, benefiting from the above-mentioned divestment at Energy.

Our Free cash flow from continuing operations declined to €4.790 billion, down 19% year-over-year. Free cash flow development was particularly influenced by lower income from continuing operations. Additional factors included cash outflows in the current period related to project-related charges in Healthcare.

In the fourth quarter of fiscal 2012, we initiated a share buyback program of up to €3.0 billion, to be financed partly by long-term debt, and issued bonds totaling €2.7 billion. These measures are aimed at taking advantage of favorable capital market conditions while reducing the gap to our capital structure target. We have set this target, defined as the ratio of adjusted industrial net debt to adjusted EBITDA, in the range of 0.5 to 1.0. In fiscal 2012, our capital structure was a positive 0.24 compared to a negative 0.14 in the prior fiscal year.

We believe that we achieved the goals we had announced in our Interim report for the third quarter of fiscal 2012. With regard to One Siemens, our framework for sustainable value creation, we believe that we did not fully succeed in our fundamental goal of continuous improvement relative to our markets and competitors. We believe that Agenda 2013, an initiative started by our Healthcare Sector at the beginning of fiscal 2012 is making a contribution to achieve these goals. We intend to expand these efforts on a company level. We therefore initiated “Siemens 2014”, a company-wide program aimed at improving our productivity. We defined action areas for cutting our costs, strengthening our portfolio and becoming faster and less bureaucratic. These goals apply company-wide, with specific implementation measures to be developed by each Sector. While program-related productivity measures will burden Total Sectors profit, particularly in fiscal 2013, we expect that the productivity gains realized will enable us to achieve a Total Sectors profit margin of at least 12% by fiscal 2014.

In the fourth quarter of fiscal 2012 in connection with the “Siemens 2014” company program, we decided to divest our solar business, consisting of our solar thermal and photovoltaic activities, because they have not met our expectations with regard to a number of factors, including changed market conditions, lower growth and strong price pressure.

We intend to provide an attractive return to shareholders. We previously set a target range for our dividend payout percentage of 30% to 50% of Net income excluding selected exceptional non-cash effects. The Siemens Managing Board, in agreement with the Supervisory Board, proposes a dividend of €3.00 per share, unchanged from a year earlier. This proposal represents a dividend payout percentage of 56%, based on shares outstanding as of September 30, 2012.

RESULTS OF SIEMENS

The following discussion presents selected information for Siemens for the fiscal year ended September 30, 2012:

New orders and revenue

Revenue increased steadily quarter by quarter throughout fiscal 2012 and came in at €78.296 billion, up 7% from the prior-year period. Revenue growth included increases in all Sectors and all three reporting regions, supported by Siemens’ strong order backlog. Slowing growth in the world economy was evident in the development of new orders, which decreased 10% year-over-year primarily due to substantially lower volume from large orders compared to the prior-year period. This resulted in a book-to-bill ratio of 0.98 for Siemens in fiscal 2012. On an organic basis, excluding currency translation and portfolio effects, orders decreased 13% and revenue came in 3% above the prior year. The order backlog (defined as the sum of order backlogs of our Sectors) was €98 billion as of September 30, 2012, up from €97 billion a year earlier, including positive currency translation effects of €3 billion.

	New orders (location of customer)
	Year ended September 30,		% Change vs. previous year		therein
	2012	2011	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Europe, C.I.S.(2), Africa, Middle East	38,655	46,711	(17)%	(19)%	1%	1%
therein Germany	9,894	17,353	(43)%	(43)%	0%	0%
Americas	22,271	22,077	1%	(5)%	5%	1%
therein U.S.	15,403	15,732	(2)%	(9)%	6%	1%
Asia, Australia	15,987	16,378	(2)%	(7)%	4%	0%
therein China	6,037	6,241	(3)%	(11)%	8%	0%
therein India	1,689	3,310	(49)%	(45)%	(4)%	0%

Siemens	76,913	85,166	(10)%	(13)%	2%	1%

(1)	Excluding currency translation and portfolio effects.

(2)	Commonwealth of Independent States.

Orders related to external customers in fiscal 2012 declined 10% overall, with results varying among the Sectors. Orders for Healthcare were up 5%, with most of its businesses contributing increases, and were level in Industry. Order intake declined in Energy and Infrastructure & Cities due to substantially lower volumes from large orders compared to the prior-year period, which included a number of orders for large wind-farms in Energy and a €3.7 billion order for trains in Germany won by Infrastructure & Cities. Orders from emerging markets on a global basis, as these markets are defined by the International Monetary Fund, declined 7%, less than orders overall, and accounted for €26.244 billion, or 34%, of total orders for fiscal 2012.

In the region Europe, C.I.S., Africa, Middle East, orders declined 17% including double-digit decreases in Infrastructure & Cities and Energy, which were due to the high basis of comparison from large orders mentioned above. This high basis of comparison was also the primary factor in the order decline in Germany. Orders for Industry in the region were level compared to the prior-year period and Healthcare’s orders came in slightly below the level of fiscal 2011. In the Americas, order intake rose slightly on increases in three of the four Sectors. The Energy Sector showed a slight decrease due in part to a lower volume from large orders compared to the prior-year period. Order intake in the Asia, Australia region showed a slight decrease in fiscal 2012. Double-digit order growth in Healthcare was more than offset by decreases in the other Sectors. Order intake in India decreased sharply compared to the prior-year period, due primarily to a major contract win at Energy in the prior-year period.

As previously disclosed, Siemens has decided that, subject to certain limited exceptions, it will not enter into new contracts with customers in Iran and has issued group-wide policies establishing the details of its general decision. Under the original version of the policies, among other exceptions, which have been previously disclosed, products and services required to maintain the installed base (e.g. deliveries of spare parts, maintenance and assembly services) were permitted to be provided. However, in the beginning of calendar year 2012, Siemens resolved to amend the policies to provide that no new business with respect to products and services destined to maintain the installed base in Iran’s oil & gas sector may be entered into under any circumstances. In addition, even outside the oil & gas sector, products and services for the installed base in Iran may be provided only in strictly limited circumstances which can be demonstrated to satisfy humanitarian purposes or private purposes serving the common good (e.g. water supply and healthcare of the civilian population). In the fourth quarter of fiscal 2012, Siemens revised its credit risk assessment for Iran. In accordance with project accounting principles, Siemens therefore revised project calculations for the affected projects that were still permitted to be provided under these policies. The change in credit risk assessment resulted in an earnings impact of €347 million. We expect further profit impacts related to Iran in fiscal 2013. For additional information, see Item 3: Key information—Risk factors.

	Revenue (location of customer)
	Year ended September 30,		% Change vs. previous year		therein
	2012	2011	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Europe, C.I.S.(2), Africa, Middle East	39,909	38,448	4%	2%	1%	0%
therein Germany	11,072	10,810	2%	2%	0%	0%
Americas	22,864	20,470	12%	5%	6%	1%
therein U.S.	16,670	14,368	16%	7%	8%	1%
Asia, Australia	15,523	14,357	8%	3%	5%	0%
therein China	6,348	6,389	(1)%	(7)%	7%	(1)%
therein India	2,311	2,353	(2)%	4%	(5)%	0%

Siemens	78,296	73,275	7%	3%	3%	0%

(1)	Excluding currency translation and portfolio effects.

(2)	Commonwealth of Independent States.

Revenue related to external customers rose 7% compared to fiscal 2011, including increases in all Sectors. Strong conversion from the Sectors’ order backlogs played a major role in broad-based revenue growth. Energy revenue increased 12% in fiscal 2012 and Healthcare revenue increased 9%. Revenue in Industry and Infrastructure & Cities showed a moderate growth compared to the prior-year period. On a global basis, emerging markets grew 7%, and accounted for €25.652 billion, or 33%, of total revenue in fiscal 2012.

On a geographic basis, revenue increased in all three reporting regions, led by double-digit growth in the Americas. In the Europe, C.I.S., Africa, Middle East region, revenue increased 4% year-over-year, including increases in all Sectors. In the Americas, higher revenue included double-digit increases in Energy, Industry and Infrastructure & Cities, due to revenue growth of 16% in the U.S. In the Asia, Australia region, revenue rose 8% on substantial increases in Energy and Healthcare, which were partly offset by decreases in Infrastructure & Cities and Industry.

Consolidated Statements of Income

	Year ended September 30,
	2012	2011	% Change
	(in millions of €)
Gross profit	22,204	22,229	0%
as percentage of revenue	28.4%	30.3%	—
Research and development expenses	(4,238)	(3,899)	9%
as percentage of revenue	5.4%	5.3%	—
Marketing, selling and general administrative expenses	(11,162)	(10,239)	9%
as percentage of revenue	14.3%	14.0%	—
Other operating income	516	547	(6)%
Other operating expense	(276)	(374)	(26)%
Income (loss) from investments accounted for using the equity method, net	(266)	210	n/a
Interest income	2,234	2,200	2%
Interest expense	(1,728)	(1,716)	1%
Other financial income (expense), net	(5)	649	n/a
Income from continuing operations before income taxes	7,279	9,608	(24)%
Income taxes	(2,094)	(2,232)	(6)%
as percentage of income from continuing operations before income taxes	29%	23%	—
Income from continuing operations	5,184	7,376	(30)%
Loss from discontinued operations, net of income taxes	(595)	(1,055)	(44)%
Net income	4,590	6,321	(27)%
Net income attributable to non-controlling interests	132	176	—
Net income attributable to shareholders of Siemens AG	4,458	6,145	(27)%

In fiscal 2012, we achieved Income from continuing operations of €5.184 billion. While this was one of our highest results ever, it was substantially lower than in the prior year. The primary factors in the decline were cost of goods sold; research and development expenses; marketing, selling and general administrative expenses; and income (loss) from investments accounted for using the equity method, net. In addition, the prior year included substantially higher financial income associated with a major divestment. Each of these factors is described in more detail below. Other line items in the Consolidated Statements of Income are discussed in Item 18: Financial Statements—Notes to Consolidated Financial Statements—Notes 5, 6 and 8.

While revenue for fiscal 2012 rose 7% year-over-year as discussed earlier, gross profit was nearly unchanged from the prior-year level and declined as a percent of revenue. Industry, Energy and Infrastructure & Cities all dealt with a less favorable revenue mix year-over-year, which reduced their gross profit margins. Gross profit in Energy included €570 million in project charges related to offshore grid-connection projects. The majority of Healthcare’s charges for its Agenda 2013 initiative also impacted gross profit. In fiscal 2011, Healthcare’s €381 million in charges in the third quarter related to particle therapy were included in gross profit.

Furthermore, all Sectors increased their spending for marketing, selling and administrative expenses and research and development expenses in anticipation of an improving global economic environment in the second half of the fiscal year. In fact, global economic growth slowed instead of picking up in the second half, leaving the Sectors with cost positions that adversely affected income. For more details on our research and development activities, including a split of research and development expenses for the Sectors, see Item 4: Information on the Company—Research and development.

Income (loss) from investments accounted for using the equity method, net swung from a positive €210 million in fiscal 2011 to a negative €266 million in fiscal 2012. The primary factor was Nokia Siemens Networks B.V. (NSN), which took substantial restructuring charges in connection with repositioning its business. This in turn led to an equity investment loss of €741 million associated with NSN, compared to a loss of €280 million in the prior year. For additional information, see Item 18: Financial Statements—Notes to Consolidated Financial Statements—Note 7.

Income from continuing operations in fiscal 2011 benefited from a gain of €1.520 billion on the sale of Energy’s interest in Areva NP S.A.S. (Areva NP), partly offset by the negative impact of €682 million related to an adverse arbitration decision associated with our decision to exit our nuclear power joint venture with Areva S.A. (Areva). The net effect of these factors is included in Other financial income (expense) net. For additional information, see Item 18: Financial Statements—Notes to Consolidated Financial Statements—Note 8.

In the current period, Income from continuing operations included €148 million in gains related to changes in other post-employment benefits (OPEB) in the U.S., more than offset by profit impacts of €347 million, primarily in the Energy Sector, related to a change in credit risk assessment for Iran. These gains and impacts were distributed among various line items.

As a result of these developments, Income from continuing operations before income taxes declined 24%. Income taxes declined 6% year-over-year. The effective tax rate was 29%. For comparison, the effective tax rate of 23% a year earlier benefited from the mainly tax-free Areva disposal gain.

Loss from discontinued operations, net of income taxes in fiscal 2012 was €595 million, compared to €1.055 billion in fiscal 2011. Loss from discontinued operations, net of income taxes was comprised of the following:

	Year ended September 30,
	2012	2011	% Change
	(in millions of €)
Siemens IT Solutions and Services	41	(826)	n/a
OSRAM	(121)	309	n/a
Siemens’ solar business	(241)	(365)	(34)%
Other former activities	(274)	(172)	59%

Results related to Siemens IT Solutions and Services, which was sold to Atos S.A. (AtoS) in the fourth quarter of fiscal 2011, differed substantially year-over-year. In fiscal 2012, income was a positive €41 million, compared to a loss of €826 million in fiscal 2011, which included significant expenses related to the disposal.

Results for OSRAM in fiscal 2012 included a non-cash effect of a negative €443 million (pretax). This effect arises from the fact that Siemens no longer considered it highly probable to complete its original plan to dispose of OSRAM via an initial public offering (IPO) in the third quarter of fiscal 2012, and therefore had to recognize accumulated depreciation, amortization, impairments and equity pick-ups related to OSRAM which under IFRS were not recognized beginning with the announcement of the IPO plan in March 2011. The Company intends to dispose of OSRAM via a spin-off to Siemens shareholders, which is subject to approval by the Annual Shareholders’ Meeting on January 23, 2013. While revenue rose 7% year-over-year, benefiting from currency translation and portfolio effects, ongoing market challenges held back profit development.

In addition, discontinued operations include Siemens’ solar business, which posted losses of €241 million and €365 million in fiscal 2012 and 2011, respectively. Both years included pre-tax impairment charges: €150 million in fiscal 2012 and €231 million in fiscal 2011.

Discontinued operations also include certain remaining items related to former activities that were disposed of in prior years. Fiscal 2012 included pretax expenses of €143 million related to a settlement with the Greek State, and negative tax effects of €115 million, both related to former Com activities. For additional information, see Item 18: Financial Statements—Notes to Consolidated Financial Statements—Note 4.

Net income for Siemens in fiscal 2012 declined to €4.590 billion from €6.321 billion a year earlier. Net income attributable to shareholders of Siemens AG was €4.458 billion, down from €6.145 billion in the same period a year earlier.

SEGMENT INFORMATION ANALYSIS

Energy

	Year ended September 30,		% Change		therein
	2012	2011	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Sector
Profit	2,159	4,230	(49)%
Profit margin	7.8%	17.2%
New orders	26,881	31,407	(14)%	(18)%	2%	2%
Total revenue	27,537	24,645	12%	7%	3%	1%
External revenue	27,302	24,390	12%
therein:
Europe, C.I.S.(2), Africa, Middle East	14,077	13,447	5%
therein Germany	1,927	1,668	16%
Americas	8,131	7,075	15%
Asia, Australia	5,093	3,869	32%

(1)	Excluding currency translation and portfolio effects.

(2)	Commonwealth of Independent States.

Energy reported a profit of €2.159 billion in fiscal 2012, a sharp decrease compared to fiscal 2011. Sector profit was held back by project charges related to offshore grid connection projects totaling €570 million. In the fourth quarter of fiscal 2012, Siemens revised its credit risk assessment for Iran. In accordance with project accounting principles, we therefore revised project calculations for the affected contracts. The change in credit risk assessment resulted in earnings impacts totaling €327 million mainly at Oil & Gas. Energy also recorded burdens of €152 million associated with the Olkiluoto project in Finland. In addition, Energy’s business expansion strategy resulted in higher marketing, selling and general administrative expenses as well as higher research and development expenses, and profit development was also held back by a less favorable revenue mix. For comparison, profit of €4.230 billion in fiscal 2011 benefited from the Areva NP gain of €1.520 billion mentioned earlier, only partly offset by the €682 million profit impact related to the arbitration decision discussed earlier and the Sector’s €60 million share of special employee remuneration costs. The Sector expects further profit impacts related to Iran in fiscal 2013.

Revenue rose on conversion from the Sector’s strong order backlog in all three reporting regions, including a substantial increase in Asia, Australia. Orders came in 14% lower compared to the prior year, when the Sector recorded a substantially larger volume from major orders. This comparison effect was particularly notable in Europe, C.I.S., Africa, Middle East. Energy’s book-to-bill ratio for fiscal 2012 was 0.98 and its order backlog was €55 billion at the end of the period.

	New Orders
	Year ended September 30,		% Change		therein
	2012	2011	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Businesses
Fossil Power Generation	11,116	12,487	(11)%	(17)%	2%	4%
Wind Power	4,932	6,461	(24)%	(26)%	2%	0%
Oil & Gas	5,307	5,551	(4)%	(10)%	2%	3%
Power Transmission	5,824	7,271	(20)%	(21)%	1%	0%

(1)	Excluding currency translation and portfolio effects.

	Revenue
	Year ended September 30,		% Change		therein
	2012	2011	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Businesses
Fossil Power Generation	11,161	10,203	9%	5%	3%	2%
Wind Power	5,066	3,686	37%	29%	8%	0%
Oil & Gas	5,115	4,719	8%	3%	2%	3%
Power Transmission	6,593	6,334	4%	2%	2%	0%

(1)	Excluding currency translation and portfolio effects.

	Profit			Profit Margin
	Year ended September 30,			Year ended September 30,
	2012	2011	% Change	2012	2011
	(in millions of €)
Businesses
Fossil Power Generation	1,933	2,837	(32)%	17.3%	27.8%
Wind Power	304	357	(15)%	6.0%	9.7%
Oil & Gas	218	467	(53)%	4.3%	9.9%
Power Transmission	(302)	566	n/a	(4.6)%	8.9%

Fossil Power Generation generated profit of €1.933 billion on strong profit contributions from the service and products businesses, while results from the solutions business were significantly lower due to a less favorable project mix compared to a year earlier. Profit benefited from a €87 million gain from the sale of the 25% interest in OAO Power Machines. In addition, the Division recorded higher expenses for marketing and selling year-over-year. For comparison, profit a year earlier included the €1.520 billion Areva NP gain and a more favorable project mix in the component business, partly offset by the €682 million Areva arbitration impact. Profit in both years was burdened by charges related to the Olkiluoto project in Finland, amounting to €152 million in the current year and €87 million a year ago. Revenue rose 9% year-over-year, with substantial growth in Asia, Australia and significant growth in the Americas more than offsetting a moderate decline in Europe, C.I.S., Africa, Middle East. Due to a lower volume from major orders, fiscal 2012 orders came in 11% lower than a year earlier, including a substantial decline in Europe, C.I.S., Africa, Middle East.

Profit at Wind Power was lower year-over-year. Positive contributions from substantially higher revenue were offset by higher expenses for research and development, marketing and selling associated with expansion, a less favorable revenue mix, and increased pricing pressure. In addition, earnings came in lower due to a €32 million provision related to a wind turbine component from an external supplier and a charge of €20 million related to capacity adjustment. Revenue rose 37% year-over-year, due to conversion of large orders into current business mainly in Europe, C.I.S., Africa, Middle East, and, to a lesser degree, in the Americas and Asia, Australia. Revenue growth was supported clearly by positive currency translation effects. New orders were down 24% due primarily to a lower volume from large offshore orders in Germany. New order intake in the U.S. was down compared to fiscal 2011. With the expected near-term expiration of tax incentives in the U.S., orders in that country nearly ceased towards the end of fiscal 2012. Given market developments in the U.S., Wind Power announced plans to reduce its production capacity. Challenging market conditions at Wind Power, including pricing pressure, are expected to continue in coming quarters.

Profit at Oil & Gas declined sharply year-over-year from the prior year due primarily to €275 million in earnings impacts stemming from the change in credit risk assessment for Iran mentioned above. In other respects, Oil & Gas performed well, including a higher earnings contribution from its services business as well as from its turbines business. Revenue increased clearly due primarily to growth in Asia, Australia. Orders decreased substantially in Asia, Australia, taking orders lower for the Division overall.

Power Transmission reported a loss of €302 million for fiscal 2012, compared to profit of €566 million for fiscal 2011. The major factor was €570 million in project charges related primarily to technically complex grid connections to offshore wind-farms in Germany. These charges were due to project delays resulting from a complex regulatory environment and the projects’ complex marine environment, which required revised estimates of resources and personnel. In addition, profit was impacted by charges totaling €66 million to address structural issues in the transformers business. Earnings were also held back by a less favorable revenue mix, due in part to low-margin orders booked during prior periods with significant pricing pressure. These factors were only partly offset by the release of a provision of €64 million related to a successful project completion. For comparison, prior-year period profit included charges of €57 million, including for staff reduction measures, associated with optimizing the Division’s global manufacturing footprint. Order intake decreased 20% compared to the prior year, which included a higher volume from large orders and a sharp drop in orders in the solutions business due in part to more selective order intake. All three reporting regions saw lower orders. The Division expects continuing challenges, including the technically complex grid-connection projects mentioned above and structural issues in certain businesses.

Healthcare

	Year ended September 30,		% Change		therein
	2012	2011	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Sector
Profit	1,815	1,334	36%
Profit margin	13.3%	10.7%
New orders	13,806	13,116	5%	0%	4%	0%
Total revenue	13,642	12,517	9%	4%	4%	0%
External revenue	13,600	12,463	9%
therein:
Europe, C.I.S.(2), Africa, Middle East	4,593	4,489	2%
therein Germany	1,056	992	6%
Americas	5,692	5,233	9%
Asia, Australia	3,315	2,741	21%

(1)	Excluding currency translation and portfolio effects.

(2)	Commonwealth of Independent States.

The healthcare market environment reflected continuing pressure on public health budgets in developed countries while healthcare spending increased in emerging market countries, particularly including China. In fiscal 2012, the Healthcare Sector launched “Agenda 2013”, which is a global initiative targeting innovation, regional presence, competitiveness, and human resource development. The initiative encompasses a realignment of the radiation therapy business that includes rightsizing measures and a program to improve the cost position at Diagnostics.

The Healthcare Sector delivered €1.815 billion in profit in fiscal 2012, led by continued strong earnings performance from its imaging and therapy systems businesses. Results for the year were influenced by “Agenda 2013”, including €184 million in charges. The Sector expects additional charges in coming quarters. Profit development also included higher expenses for research and development as well as higher marketing, selling and general administrative expenses, due in part for investments in product development and expanded sales activities in emerging markets. These effects were partly offset by the Sector’s €49 million portion of the OPEB-gain in the U.S. mentioned earlier and a net gain of €34 million from the successful pursuit of a patent infringement claim. For comparison, Healthcare profit in fiscal 2011 was held back by negative impacts related to particle therapy projects, primarily including €381 million in the third quarter when the Sector shifted the focus of certain projects primarily to research. Within this impact was a negative effect of approximately €100 million related to reducing revenue from prior periods. In addition the Sector took €32 million in charges stemming from increased cost estimates for completing particle therapy contracts in the first quarter. Fiscal 2011 profit was held back also by the Sector’s €43 million share of the special employee remuneration allocation mentioned earlier and a loss of €32 million on the sale of a healthcare IT business in France.

Profit at Diagnostics came in at €314 million compared to €300 million a year earlier, driven primarily by higher revenue. In connection with the “Agenda 2013” initiative, Diagnostics took €80 million in charges in fiscal 2012 related to improving its cost position. For comparison, profit at Diagnostics in fiscal 2011 was impacted by an increase in valuation allowances for receivables triggered by a debt rating downgrade related to Greece. Purchase price allocation (PPA) effects related to past acquisitions at Diagnostics were €173 million in fiscal 2012. A year earlier, Diagnostics recorded €169 million in PPA effects.

Revenue for Healthcare in fiscal 2012 increased 9% compared to the prior-year period, including growth on a broad basis among its businesses. Revenue a year earlier included the negative revenue effect of approximately €100 million related to particle therapy projects mentioned above. Orders came in 5% higher, with most businesses contributing increases. On a geographic basis, Asia, Australia and the Americas drove revenue and order growth, due to increases in China and the U.S. The book-to-bill ratio was 1.01, and Healthcare’s order backlog was €7 billion at the end of fiscal 2012.

The Sector’s Diagnostics business contributed to overall growth. Revenue and orders were up 8%, both reaching €3.969 billion from €3.667 billion and €3.678 billion, respectively, in the prior-year period. Diagnostics showed the same development as the Sector with regard to the regions. On an organic basis, both revenue and orders rose 4%.

Industry

	Year ended September 30,		% Change		therein
	2012	2011	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Sector
Profit	2,467	2,752	(10)%
Profit margin	12.0%	14.0%
New orders	19,985	20,184	(1)%	(3)%	2%	0%
Total revenue	20,508	19,590	5%	2%	3%	0%
External revenue	18,872	18,124	4%
therein:
Europe, C.I.S.(2), Africa, Middle East	9,789	9,376	4%
therein Germany	4,487	4,293	5%
Americas	4,280	3,801	13%
Asia, Australia	4,802	4,947	(3)%

(1)	Excluding currency translation and portfolio effects.

(2)	Commonwealth of Independent States.

In fiscal 2012, profit at Industry declined 10% year-over year as market conditions for the Sector became less favorable in the second half of the period. This was particularly evident in China and to a lesser extent in Germany, two of the Sector’s most important national markets. Profit development in fiscal 2012 was also held back by a less favorable business mix as well as higher marketing, selling, general and administrative expenses associated with innovation and growth opportunities. Furthermore, profit at Industry was impacted by market challenges for its renewable energy offerings. The Sector took €28 million in charges related to severance programs for adjusting capacity and adapting its portfolio primarily related to those offerings. These factors were only partially offset by Industry’s €30 million portion of the OPEB gain mentioned earlier. For comparison, profit in fiscal 2011 was burdened by Industry’s €75 million share of a special remuneration allocation.

Revenue in fiscal 2012 for Industry rose moderately year-over-year on broad-based increases across its businesses. Industry’s orders declined slightly compared to the prior fiscal year as higher orders at Industry Automation were more than offset by a decrease at Drive Technologies and the metal technologies business. On a regional basis, revenue was up in the Americas and Europe, C.I.S., Africa, Middle East, more than offsetting a decline in Asia, Australia. The decline in orders was due primarily to lower demand from Asia, Australia. Revenue and order development in fiscal 2012 benefited from positive currency translation effects. On a book-to-bill ratio of 0.97, Industry’s order backlog was €11 billion at the end of fiscal 2012, unchanged from a year earlier.

	New orders
	Year ended September 30,		% Change		therein
	2012	2011	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Businesses
Industry Automation	9,547	8,983	6%	4%	3%	0%
Drive Technologies	9,395	9,995	(6)%	(8)%	2%	0%

(1)	Excluding currency translation and portfolio effects.

	Revenue
	Year ended September 30,		% Change		therein
	2012	2011	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Businesses
Industry Automation	9,563	8,974	7%	3%	3%	0%
Drive Technologies	9,640	9,179	5%	3%	2%	0%

(1)	Excluding currency translation and portfolio effects.

	Profit			Profit Margin
	Year ended September 30,			Year ended September 30,
	2012	2011	% Change	2012	2011
	(in millions of €)
Businesses
Industry Automation	1,335	1,411	(5)%	14.0%	15.7%
Drive Technologies	970	1,158	(16)%	10.1%	12.6%

Profit at Industry Automation declined 5% year-over year. The decline compared to the prior fiscal year was due mainly to a less favorable business mix, higher marketing and selling, general and administrative expenses and lower earnings from the Division’s offerings for renewable energy. On growth in all three reporting regions, revenue for the Division was up 7% and orders increased 6% year-over-year. Both fiscal years under review included PPA effects from the acquisition of UGS Corp., acquired in fiscal 2007. PPA effects were €149 million in fiscal 2012 and €137 million a year earlier.

Profit at Drive Technologies in fiscal 2012 came in at €970 million, down significantly from a year earlier also due mainly to a less favorable business mix, lower earnings from its offerings for renewable energy, and higher research and development as well as marketing, selling and general administrative costs compared to fiscal 2011. The Division’s portion of the severance charges mentioned for the Sector was €20 million. While revenue for Drive Technologies grew moderately compared to fiscal 2011, orders declined clearly year-over year. On a regional basis, revenue growth was driven by the Americas and supported by moderate growth in Europe, C.I.S, Africa, Middle East. The decline in orders was due to weak demand from Asia, Australia.

Infrastructure & Cities

	Year ended September 30,		% Change		therein
	2012	2011	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Sector
Profit	1,102	1,126	(2)%
Profit margin	6.3%	6.6%
New orders	17,150	21,348	(20)%	(22)%	2%	0%
Total revenue	17,585	16,976	4%	1%	3%	0%
External revenue	16,731	16,166	3%
therein:
Europe, C.I.S.(2), Africa, Middle East	10,121	9,590	6%
therein Germany	2,880	2,938	(2)%
Americas	4,344	3,882	12%
Asia, Australia	2,267	2,694	(16)%

(1)	Excluding currency translation and portfolio effects.

(2)	Commonwealth of Independent States.

Profit at Infrastructure & Cities came in at €1.102 billion, down slightly year-over-year. While the Power Grid Solutions & Products business and the Building Technologies Division both improved profit year-over-year, profit at Transportation & Logistics declined substantially due mainly to €86 million in charges at a rolling stock project in Germany. Profit development for the Sector was also held back by €42 million in charges related to severance programs. These negative effects were partly offset by a positive €50 million contribution from the Sector’s interest in AtoS and the Sector’s €30 million portion of the OPEB gain mentioned earlier. For comparison, profit in fiscal 2011 was burdened by the Sector’s €63 million share of a special employee remuneration allocation.

Revenue grew moderately year-over-year, as higher revenue in the regions America and Europe, C.I.S., Africa, Middle East more than offset a decline in Asia, Australia. Revenue growth was driven by Power Grid Solutions & Products and Building Technologies. Revenue at Transportation & Logistics declined slightly year-over-year. Orders for the Sector decreased 20% compared to the prior year, which included a sharply higher volume from major orders at Transportation & Logistics. This included Siemens’ largest-ever train order in Germany, worth €3.7 billion, and a major order for high-speed trains in the U.K. As a result, fiscal 2012 orders came in substantially lower in Europe, C.I.S., Africa, Middle East. Order intake was also clearly lower in Asia, Australia, only partly offset by a slight increase in the Americas. On a book-to-bill ratio of 0.98, Infrastructure & Cities’ order backlog was €24 billion at the end of fiscal 2012, unchanged from a year earlier.

	New orders
	Year ended September 30,		% Change		therein
	2012	2011	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Businesses
Transportation & Logistics	5,382	10,052	(46)%	(48)%	1%	0%
Power Grid Solutions & Products	6,275	5,905	6%	4%	2%	0%
Building Technologies	5,809	5,597	4%	0%	3%	0%

(1)	Excluding currency translation and portfolio effects.

	Revenue
	Year ended September 30,		% Change		therein
	2012	2011	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Businesses
Transportation & Logistics	5,969	6,041	(1)%	(4)%	2%	0%
Power Grid Solutions & Products	6,068	5,657	7%	5%	2%	0%
Building Technologies	5,820	5,468	6%	3%	3%	0%

(1)	Excluding currency translation and portfolio effects.

	Profit			Profit Margin
	Year ended September 30,			Year ended September 30,
	2012	2011	% Change	2012	2011
	(in millions of €)
Businesses
Transportation & Logistics	236	365	(35)%	4.0%	6.0%
Power Grid Solutions & Products	457	413	11%	7.5%	7.3%
Building Technologies	379	364	4%	6.5%	6.7%

Profit at the Transportation & Logistics business declined 35% year-over-year. This decline was due mainly to the above-mentioned €86 million in charges related to delays in fulfilling a rolling stock order in Germany. In addition, the revenue mix in fiscal 2012 was less favorable due to lower margins associated with large, long-term contracts from prior periods which Transportation & Logistics began to convert into current business in fiscal 2012. Revenue came in slightly lower year-over-year, as higher revenue in the Europe, C.I.S., Africa, Middle East region was more than offset by lower revenue in Asia, Australia and the Americas. Order intake decreased 46% year-over-year, due to the sharply higher volume from large orders a year earlier. This comparison effect was particularly evident in the Europe, C.I.S., Africa, Middle East region, where Transportation & Logistics won the above-mentioned large orders in fiscal 2011 for trains in Germany and the U.K.

The profit improvement at Power Grid Solutions & Products was driven by the business’ low and medium voltage activities. Profit from smart grid activities was held back by higher research and development, marketing, selling and general administrative expenses for growth initiatives. Revenue and orders increased clearly year-over-year, particularly including double-digit growth in the Americas.

Profit at Building Technologies increased moderately year-over-year. Profit development in fiscal 2012 was held back by higher research and development, marketing, selling and general administrative expenses associated with growth initiatives. Growth in revenue and orders was driven by demand for the Division’s energy efficiency solutions. On a regional basis, revenue and orders were up in all three reporting regions.

Equity Investments

In fiscal 2012, Equity Investments recorded a loss of €549 million compared to a loss of €26 million in fiscal 2011. The difference year-over-year is due mainly to a sharply higher equity investment loss related to our share in NSN, which increased to €741 million in fiscal 2012 compared to a loss of €280 million a year earlier. NSN reported to Siemens that it took restructuring charges and associated items totaling €1.059 billion in fiscal 2012 up from €151 million in the prior fiscal year. In fiscal 2012, NSN started implementing its previously announced global restructuring program aimed at maintaining its long-term competitiveness and improving profitability. Equity investment loss related to our share in EN declined to €23 million in fiscal 2012 compared to €46 million a year earlier. Losses in both fiscal years were partly offset by income from equity investments related to our share in BSH. Furthermore, results from Equity Investments in fiscal 2011 benefited from a €90 million gain on the sale of our share in KMW. Results at Equity Investments are expected to remain volatile in coming quarters.

Financial Services (SFS)

	Year ended September 30,
	2012	2011	% Change
	(in millions of €)
Income before income taxes	479	428	12%
Total assets	17,405	14,602	19%

In fiscal 2012, SFS recorded a higher profit (defined as income before income taxes) year-over-year. While both interest result and operating expenses associated with SFS’ growth strategy increased year-over-year, the current period was primarily affected by a €78 million gain on the sale of a stake in Bangalore International Airport Limited, a public-private partnership, reducing SFS’ equity participation from 40% to 26%. This gain was partly offset by higher credit hits. The growth strategy at SFS has led to a significant build-up in total assets, from €14.602 billion at the end of fiscal 2011 to €17.405 billion at the end of fiscal 2012, including positive currency translation effects.

The following table provides further information on the capital structure of SFS as of September 30, 2012 and 2011:

	Year ended September 30,
	2012	2011
	(in millions of €)
Allocated equity	1,790	1,593
Total debt	14,558	12,075
therein intragroup financing	14,510	12,066
therein debt from external sources	47	9
Debt to equity ratio	8.13	7.58
Cash and cash equivalents	116	178

Both Moody’s and Standard & Poor’s view SFS as a captive finance company. These rating agencies generally recognize and accept higher levels of debt attributable to captive finance subsidiaries in determining long-term and short-term credit ratings.

The allocated equity for SFS is mainly determined and influenced by the size and quality of its portfolio of commercial finance as well as project and structured finance assets (primarily loans and leases) and equity investments. This allocation is designed to cover the risks of the underlying business and is in line with common risk management standards. The actual risk of the SFS portfolio is evaluated and controlled on a regular basis. The allocated equity is calculated quarterly.

Reconciliation to Consolidated Financial Statements

Reconciliation to Consolidated Financial Statements includes Centrally managed portfolio activities, Siemens Real Estate (SRE) and various categories of items which are not allocated to the Sectors and to SFS because the Company’s management has determined that such items are not indicative of the Sectors’ and SFS’ respective performance.

Centrally managed portfolio activities

Centrally managed portfolio activities reported a loss of €29 million in fiscal 2012, compared to a loss of €40 million in fiscal 2011.

Siemens Real Estate (SRE)

Income before income taxes at SRE was €115 million in fiscal 2012, compared to €150 million in fiscal 2011. This decrease is due in part to lower income related to the disposal of real estate. SRE expects to continue with real estate disposals depending on market conditions.

Corporate items and pensions

Corporate items and pensions totaled a negative €302 million in fiscal 2012 compared to a negative €257 million a year earlier.

The difference was due mainly to centrally carried pension expense, which totaled a negative €47 million in fiscal 2012, compared to a positive €75 million in the prior year. The change is due primarily to a negative effect resulting from a lower expected return on plan assets and higher interest costs.

Corporate items were a negative €255 million in fiscal 2012 compared to a negative €331 million in fiscal 2011. The amount for fiscal 2012 benefited from positive effects related to legal and regulatory matters, compared to net expenses, including a provision of regional risks of €99 million, related to such matters in the prior year. In addition, fiscal 2012 includes an amount of €103 million related to reimbursements to AtoS, compared to €53 million in the prior year. It also includes a net gain of €19 million related to a major asset retirement obligation, compared to a net loss of €28 million in fiscal 2011. The prior year benefited from management’s allocation of €267 million of personnel-related costs related to special employee remuneration, which had been accrued in Corporate items in fiscal 2010. Within this amount, €240 million was allocated to the Sectors.

Eliminations, Corporate Treasury and other reconciling items

In fiscal 2012, income before income taxes from Eliminations, Corporate Treasury and other reconciling items was a positive €23 million, compared to a negative €90 million a year earlier. The main factor of the improvement was Corporate Treasury activities, due mainly to positive changes in the fair market value of interest rate derivatives not qualifying for hedge accounting used for interest rate management, partly offset by negative currency effects relating to corporate financing activities.

FISCAL 2011 COMPARED TO FISCAL 2010

RESULTS OF SIEMENS

The following discussion presents selected information for Siemens for the fiscal year ended September 30, 2011:

New orders and revenue

In fiscal 2011, orders rose 15% year-over-year, to €85.166 billion, including a substantially higher volume from major orders compared to the prior-year period. Revenue increased steadily throughout fiscal 2011 and came in at €73.275 billion, up 6% from the prior-year period. This resulted in a book-to-bill ratio of 1.16 for Siemens in fiscal 2011. Organic volume development was almost in line with reported figures, given that effects from currency exchange fluctuations during fiscal 2011 largely offset one another. The order backlog (defined as the sum of order backlogs of our Sectors) was €97 billion as of September 30, 2011, up from €88 billion a year earlier.

	New orders (location of customer)
	Year ended September 30,		% Change vs. previous year		therein
	2011	2010	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Europe, C.I.S.(2), Africa, Middle East	46,711	39,445	18%	19%	0%	0%
therein Germany	17,353	10,690	62%	63%	0%	(1)%
Americas	22,077	21,441	3%	5%	(2)%	0%
therein U.S.	15,732	15,179	4%	7%	(3)%	0%
Asia, Australia	16,378	13,102	25%	24%	2%	(1)%
therein China	6,241	5,281	18%	20%	0%	(2)%
therein India	3,310	2,286	45%	44%	1%	0%

Siemens	85,166	73,987	15%	16%	0%	0%

(1)	Excluding currency translation and portfolio effects.

(2)	Commonwealth of Independent States.

Orders related to external customers in fiscal 2011 increased by 15% compared to the prior year, including higher demand in all Sectors. Infrastructure & Cities reported order growth of 30%. The largest of contribution to this increase came from Transportation & Logistics, where a higher volume from large orders compared to the prior-year period included the €3.7 billion order for trains mentioned earlier. Order intake in the Energy Sector rose by double digits in fiscal 2011 and included growth at all businesses. A higher volume from major orders in the Energy Sector was most notable at Fossil Power Generation. The Industry Sector contributed double-digit order growth in fiscal 2011 with increases at Drive Technologies and Industry Automation. Orders in Healthcare increased moderately compared to the prior-year period, due to robust growth at its imaging and therapy systems businesses. Orders in emerging markets on a global basis grew faster than orders overall, by 17% year-over-year, and accounted for €28.075 billion, or 33%, of total orders for fiscal 2011.

On a geographic basis, Siemens reported order growth in all three reporting regions in fiscal 2011. In the region Europe, C.I.S., Africa, Middle East, orders rose 18% on double-digit increases in Infrastructure & Cities, Energy and Industry. Infrastructure & Cities orders rose 50% in the region, due largely to the major contract win for trains at Transportation & Logistics mentioned above. This was also the primary driver for 62% order growth in Germany. The Energy Sector delivered order growth of 11% in the Europe, C.I.S., Africa, Middle East region, due primarily to a higher volume from major orders at Fossil Power Generation and Wind Power compared to the prior-year period. Order growth for Industry in the region included strong demand at Drive Technologies and Industry Automation. Healthcare’s orders in the region came in slightly below the level of fiscal 2010. In the Americas, order intake rose 3% on increases in Industry, Energy and Infrastructure & Cities. Order growth in Industry in the Americas region was led by a strong double-digit increase at Drive Technologies. Higher orders in the Energy Sector were due primarily to higher demand at Power Transmission and Fossil Power Generation. Healthcare’s orders in the region came in level compared to the prior-year period. Order intake in the Asia, Australia region climbed 25% in fiscal 2011, including double-digit growth in three of four Sectors. Orders in the Energy Sector in the region climbed 55% compared to the prior-year period, including a higher volume from major orders mainly at Fossil Power Generation and Oil & Gas. Industry reported 20% order growth in the region, including strong demand at Drive Technologies and Industry Automation. Orders in the Asia, Australia region increased 16% in Healthcare compared to the prior-year period, due mainly to strong order growth at its imaging and therapy systems businesses. Infrastructure & Cities showed a slight order decline. Order intake in India increased significantly compared to the prior-year period, due primarily to a major contract win at Fossil Power Generation in the first quarter of fiscal 2011.

	Revenue (location of customer)
	Year ended September 30,		% Change vs. previous year		therein
	2011	2010	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Europe, C.I.S.(2), Africa, Middle East	38,448	37,408	3%	3%	0%	(1)%
therein Germany	10,810	10,221	6%	6%	0%	(1)%
Americas	20,470	18,642	10%	12%	(3)%	0%
therein U.S.	14,368	13,308	8%	12%	(4)%	0%
Asia, Australia	14,357	12,778	12%	12%	1%	(1)%
therein China	6,389	5,526	16%	17%	0%	(1)%
therein India	2,353	1,877	25%	27%	(2)%	0%

Siemens	73,275	68,828	6%	7%	0%	0%

(1)	Excluding currency translation and portfolio effects.

(2)	Commonwealth of Independent States.

Revenue related to external customers rose 6% compared to fiscal 2010, including increases in all Sectors. Strong conversion from the Sectors’ order backlogs played a major role in broad-based revenue growth.

Revenue in the Industry Sector increased 15% year-over-year, led by strong double-digit growth at Drive Technologies and Industry Automation. Energy reported a revenue increase of 9% in fiscal 2011 on increases in all businesses, led by Fossil Power Generation, Wind Power and Oil & Gas. Revenue at Healthcare and Infrastructure & Cities came in slightly above the prior-year period. On a global basis, emerging markets grew faster than revenue overall, at 11%, and accounted for €24.001 billion, or 33%, of total revenue in fiscal 2011.

On a geographic basis, revenue increased in all three reporting regions, led by double-digit growth in the Americas and Asia, Australia. In the Europe, C.I.S., Africa, Middle East region, revenue increased 3% year-over-year, including double-digit growth in Industry and moderate growth in Energy and a decrease in Healthcare and Infrastructure & Cities. Revenue growth of 6% in Germany was driven by double-digit increases at Drive Technologies and Industry Automation. In the Americas, higher revenue included double-digit increases in Energy and Industry. Growth in the Energy Sector was led by Fossil Power Generation and Wind Power. Higher revenues in Industry in the Americas region included a clear increase at Industry Automation. The U.S. contributed 8% revenue growth driven by a sharp increase at Fossil Power Generation. In the Asia, Australia region, revenue rose 12% on increases in all Sectors. While revenue development in China followed the pattern for the region overall, growth of 25% in India was driven by substantially higher revenue in Energy.

Consolidated Statements of Income

	Year ended September 30,
	2011	2010	% Change
	(in millions of €)
Gross profit	22,229	20,012	11%
as percentage of revenue	30.3%	29.1%	—
Research and development expenses	(3,899)	(3,547)	10%
as percentage of revenue	5.3%	5.2%	—
Marketing, selling and general administrative expenses	(10,239)	(9,632)	6%
as percentage of revenue	14.0%	14.0%	—
Other operating income	547	839	(35)%
Other operating expense	(374)	(1,548)	(76)%
Income (loss) from investments accounted for using the equity method, net	210	16	>200%
Interest income	2,200	2,045	8%
Interest expense	(1,716)	(1,758)	(2)%
Other financial income (expense), net	649	(383)	n/a
Income from continuing operations before income taxes	9,608	6,045	59%
Income taxes	(2,232)	(1,716)	30%
as percentage of income from continuing operations before income taxes	23%	28%	—
Income from continuing operations	7,376	4,329	70%
Loss from discontinued operations, net of income taxes	(1,055)	(261)	>200%
Net income	6,321	4,068	55%
Net income attributable to non-controlling interests	176	169	—
Net income attributable to shareholders of Siemens AG	6,145	3,899	58%

Income from continuing operations was €7.376 billion in fiscal 2011, up from €4.329 billion in fiscal 2010. Gross profit for fiscal 2011 rose €2.217 billion year-over-year, driven by a strong double-digit percent increase in the Industry Sector due to high capacity utilization. For comparison, Industry’s gross profit in fiscal 2010 was held back by €205 million in charges related to a project engagement with a local partner in the U.S. Gross profit rose 9% in Energy compared to fiscal 2010, driven by a strong operating performance at Fossil Power Generation, which combined excellent project execution with a more favorable business mix year-over-year. In contrast, gross profit declined at Power Transmission, due in part to a negative swing in effects related to commodity hedging. Lower gross profit in Healthcare was driven by negative impacts related to the particle therapy business, primarily including third-quarter charges of €381 million related to the reevaluation of the commercial feasibility of particle therapy. For comparison, charges related to the particle therapy business in fiscal 2010 amounted to €96 million. Gross profit was also higher at Infrastructure & Cities than in fiscal 2010.

In fiscal 2010, gross profit in all four Sectors benefited from their respective portions of gains related to a curtailment of pension plans in the U.S. In addition, gross profit in fiscal 2010 included €169 million of the expenses related to the special remuneration for non-management employees mentioned earlier.

In addition, all Sectors increased their spending for marketing, selling and administrative expenses and research and development expenses associated with business expansion.

Other operating income in fiscal 2011 included €64 million related to a settlement of legal matters in connection with portfolio activities. For comparison, fiscal 2010 benefited from gains in connection with compliance-related matters, higher gains related to the disposal of businesses and higher gains related to the disposal of real estate. Further, Siemens ceased to consolidate a subsidiary in the third quarter of fiscal 2010 due to a loss of control and recorded a related gain of €40 million. For additional information, see Item 18: Financial Statements—Notes to Consolidated Financial Statements—Note 5.

Other operating expense decreased primarily due to impairment charges at the Diagnostics Division in fiscal 2010, including €1.145 billion for goodwill and €39 million for real estate. In addition, fiscal 2010 included €106 million provided for in connection with an expected loss from the sale of our electronics assembly systems business to ASM Pacific Technology. Fiscal 2011 included higher charges year-over-year related to legal and regulatory matters. For additional information, see Item 18: Financial Statements—Notes to Consolidated Financial Statements—Note 6.

Income from investments accounted for using the equity method, net increased year-over-year. In fiscal 2011, the equity investment loss related to NSN decreased to €280 million, down from a loss of €533 million a year earlier. In contrast, equity investment income related to our stakes in EN, BSH and KMW declined to a total of €145 million in fiscal 2011 from a total of €282 million in fiscal 2010. In addition, fiscal 2011 included a gain of €90 million on the sale of our 49% interest in KMW to the Wegmann Group. For additional information, see Item 18: Financial Statements—Notes to Consolidated Financial Statements—Note 7.

Income from continuing operations in fiscal 2011 benefited from a gain of €1.520 billion on the sale of Energy’s interest in Areva NP, partly offset by the negative impact of €682 million related to an adverse arbitration decision associated with our decision to exit our nuclear power joint venture with Areva. The net effect of these factors is included in Other financial income (expense) net. Changes in the fair market value of interest rate and foreign currency derivatives not qualifying for hedge accounting also contributed to the increase in that line item year-over-year. For additional information, including information on interest income and interest expense, see Item 18: Financial Statements—Notes to Consolidated Financial Statements—Note 8.

As a result of these developments, Income from continuing operations before income taxes increased to €9.608 billion in fiscal 2011, compared to €6.045 billion in fiscal 2010. The effective tax rate was 23% in fiscal 2011 and benefited from the income tax treatment of the Areva disposal gain, which was mainly tax-free. For comparison, the effective tax rate of 28% in fiscal 2010 was adversely affected by the goodwill impairment charges at the Diagnostics Division, the majority of which was not deductible for tax purposes. This effect was more than offset in fiscal 2010 by the release of tax provisions after the conclusion of tax audits, and the release of tax liabilities after the positive decision on appeal related to non-deductible expenses in connection with certain foreign dividends. As a result, Income from continuing operations was €7.376 billion in fiscal 2011, up from €4.329 billion in fiscal 2010.

Loss from discontinued operations, net of income taxes in fiscal 2011 was €1.055 billion, compared to €261 million in fiscal 2010. Loss from discontinued operations, net of income taxes was comprised of the following:

	Year ended September 30,
	2011	2010	% Change
	(in millions of €)
OSRAM	309	318	(3)%
Siemens’ solar business	(365)	(67)	>200%
Siemens IT Solutions and Services	(826)	(468)	76%
Other former activities	(172)	(44)	>200%

OSRAM, which Siemens planned to list publicly, contributed a positive €309 million after tax to income from discontinued operations in fiscal 2011, nearly unchanged from a positive €318 million after tax a year earlier. OSRAM reported a 8% revenue increase compared to the previous fiscal year. Growth was driven by demand for specialty lighting products as well as by increased LED business.

The solar business posted losses of €365 million in fiscal 2011 and €67 million in fiscal 2010. Fiscal 2011 included pre-tax impairment charges of €231 million.

Results related to Siemens IT Solutions and Services, which was sold to Atos S.A. (AtoS) in the fourth quarter of fiscal 2011, were sharply lower year-over-year. The loss in fiscal 2011 included pretax charges of €659 million for impairments of long-lived assets, including €136 million for goodwill; €250 million in pretax charges in connection with the integration and training program related to the transfer of the business to AtoS; as well as pretax charges of €168 million related to establishing Siemens IT Solutions and Services as a separate legal group. For comparison, the result associated with Siemens IT Solutions and Services in fiscal 2010 was a loss of €468 million after tax, including pretax charges of €385 million related to the completion of staff reduction measures related to the strategic reorientation of Siemens IT Solutions and Services aimed at strengthening the competitive position of the business.

Discontinued operations also include certain remaining items related to former activities that were disposed of in prior years. For additional information, see Item 18: Financial Statements—Notes to Consolidated Financial Statements—Note 4.

Net income for Siemens in fiscal 2011 increased to €6.321 billion, compared to €4.068 billion a year earlier. Net income attributable to shareholders of Siemens AG was €6.145 billion, up from €3.899 billion in fiscal 2010.

SEGMENT INFORMATION ANALYSIS

Energy

	Year ended September 30,		% Change		therein
	2011	2010	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Sector
Profit	4,230	3,043	39%
Profit margin	17.2%	13.4%
New orders	31,407	27,280	15%	15%	0%	0%
Total revenue	24,645	22,712	9%	9%	(1)%	0%
External revenue	24,390	22,435	9%
therein:
Europe, C.I.S.(2), Africa, Middle East	13,447	12,934	4%
therein Germany	1,668	1,756	(5)%
Americas	7,075	6,122	16%
Asia, Australia	3,869	3,380	14%

(1)	Excluding currency translation and portfolio effects.

(2)	Commonwealth of Independent States.

The Energy Sector delivered another strong operating performance in fiscal 2011, including excellent project execution at Fossil Power Generation. Profit for the Sector rose to €4.230 billion, notwithstanding significant increases in spending for R&D, marketing and selling associated with new technologies and expansion of the Sector’s global footprint, particularly at Wind Power. Profit for the year was positively influenced by the net effect related to Areva, including the €1.520 billion disposal gain and the negative €682 million impact related to the arbitration decision mentioned earlier. In contrast, profit was held back by Energy’s €60 million share of the special employee remuneration allocation mentioned earlier.

Revenue in the Energy Sector rose 9% year-over-year, to €24.645 billion in fiscal 2011, on increases in all Divisions and conversion of the Sector’s strong order backlog. On a geographic basis, revenue rose in all regions, with double-digit increases in the regions Americas and Asia, Australia. The Sector’s order intake rose 15% compared to fiscal 2010 on broad-based growth in all Divisions. Fossil Power Generation contributed the largest increase, driven by a higher volume from major orders. On a geographic basis, strong growth in emerging markets was the primary driver for higher orders in all regions. On a book-to-bill ratio of 1.27, the Sector’s order backlog rose to €55 billion at the end of fiscal 2011, up from €51 billion a year earlier.

	New Orders
	Year ended September 30,		% Change		therein
	2011	2010	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Divisions
Fossil Power Generation	12,487	9,920	26%	26%	(1)%	0%
Wind Power	6,461	5,856	10%	11%	(1)%	0%
Oil & Gas	5,551	4,943	12%	10%	2%	1%
Power Transmission	7,271	6,770	7%	8%	0%	0%

(1)	Excluding currency translation and portfolio effects.

	Revenue
	Year ended September 30,		% Change		therein
	2011	2010	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Divisions
Fossil Power Generation	10,203	9,550	7%	8%	(1)%	0%
Wind Power	3,686	3,117	18%	23%	(4)%	0%
Oil & Gas	4,719	4,156	14%	12%	1%	1%
Power Transmission	6,334	6,143	3%	4%	0%	0%

(1)	Excluding currency translation and portfolio effects.

	Profit			Profit margin
	Year ended September 30,		% Change	Year ended September 30,
	2011	2010		2011	2010
	(in millions of €)
Divisions
Fossil Power Generation	2,837	1,449	96%	27.8%	15.2%
Wind Power	357	398	(10)%	9.7%	12.8%
Oil & Gas	467	455	3%	9.9%	10.9%
Power Transmission	566	718	(21)%	8.9%	11.7%

In fiscal 2011, Fossil Power Generation recorded profit of €2.837 billion, representing a sharp increase compared to fiscal 2010. The Division maintained its strong performance in project execution throughout the fiscal year, and also benefited from a more favorable business mix year-over-year, including conversion of high-margin component orders and a strong contribution from the service business. Reported profit also benefited from the net effect related to Areva mentioned above for the Sector, partly offset by project charges of €87 million in the second quarter of fiscal 2011 related to the Olkiluoto project in Finland. A year earlier, profit for the Division was held back by charges of €57 million for capacity adjustments related to a shift of production capacity within the Americas region. Orders for fiscal 2011 climbed 26% from a relatively low basis of comparison in fiscal 2010, driven by strong demand in emerging markets and a substantially higher volume from major orders. Revenue rose 7% year-over-year, including a double-digit increase in the Americas region.

Revenue at Wind Power increased significantly by 18% in fiscal 2011, as the Division continued to convert orders from its large order backlog. New orders were 10% higher than in fiscal 2010, driven by strong growth in the Europe, C.I.S., Africa, Middle East region. The Division continued to take in large wind-farm orders from Europe and the U.S. and also won its first order from China—the world’s largest national wind-farm market. With profit of €357 million, Wind Power delivered a solid operating performance in fiscal 2011 while increasing its spending for R&D, marketing and selling associated with growth. It also saw continuing pricing pressure as the market matured and grew more competitive, most notably for onshore projects.

Profit at Oil & Gas rose 3% in fiscal 2011, to €467 million, including a strong performance in its turbines business. The Division’s 14% increase in revenue year-over-year was driven by strong growth in emerging markets, particularly in China and India, where revenue more than doubled. Orders at Oil & Gas climbed 12% compared to fiscal 2010 on broad-based growth across its businesses.

Profit at Power Transmission was €566 million in fiscal 2011, down from €718 million a year earlier. Profit in fiscal 2011 was held back by the conversion of lower-margin contracts from the backlog due to ongoing pricing pressure. This effect was strongest in the transformers and high-voltage substation businesses, which have attracted new market entrants based in lower-cost countries. In addition, charges totaling €57 million, including for staff reduction measures, related to optimizing the Division’s global manufacturing footprint were recorded in fiscal 2011. Further, profit development year-over-year was impacted by negative effects related to commodity hedging. Orders at Power Transmission rose 7% year-over-year, led by strong demand at the Division’s solutions business. Revenue came in 3% higher compared to fiscal 2010, led by growth in the Europe, C.I.S., Africa, Middle East region.

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

The healthcare market environment included continuing pressure on public health budgets in developed countries while healthcare spending increased in emerging market countries, particularly including China. The Healthcare Sector posted a profit of €1.334 billion for fiscal 2011, including negative impacts related to particle therapy business. The primary impact stemmed from a reevaluation of the commercial feasibility of particle therapy for general patient treatment, after which the Sector decided to shift the focus of certain particle therapy projects primarily to research. In the third quarter of fiscal 2011, charges totaling €381 million were recognized related to this reevaluation. In accordance with project accounting rules, Healthcare reduced revenue in the imaging and therapy systems businesses by an amount of revenue recognized from the projects in prior periods. The negative impact on profit related to this revenue effect was approximately €100 million within the total impact for the reevaluation mentioned above. In the first quarter of fiscal 2011, before the reevaluation, the Sector took €32 million in charges stemming from increased costs estimates for completing particle therapy contracts. Profit in fiscal 2011 was also held back by the Sector’s €43 million share of the special employee remuneration allocation mentioned earlier and a loss of €32 million on the sale of a healthcare IT business in France. For comparison, the Sector’s profit of €653 million for fiscal 2010 included charges for impairments totaling €1.204 billion at Diagnostics and €96 million in charges related to the particle therapy business. Profit in the prior year benefited from €79 million of the pension curtailment gain discussed earlier and a gain of €40 million related to the Sector ceasing consolidation of a former subsidiary due to loss of control.

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

Industry

	Year ended September 30,		% Change		therein
	2011	2010	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Sector
Profit	2,752	1,761	56%
Profit margin	14.0%	10.1%
New orders	20,184	17,848	13%	13%	0%	0%
Total revenue	19,590	17,448	12%	13%	0%	0%
External revenue	18,124	15,813	15%
therein:
Europe, C.I.S.(2), Africa, Middle East	9,376	8,275	13%
therein Germany	4,293	3,601	19%
Americas	3,801	3,277	16%
Asia, Australia	4,947	4,260	16%

(1)	Excluding currency translation and portfolio effects.

(2)	Commonwealth of Independent States.

In fiscal 2011, profit, revenue and orders all rose for Industry as well as for its Divisions compared to fiscal 2010. Profit climbed to €2.752 billion, up from €1.761 billion a year earlier with high double-digit growth rates at Industry Automation and Drive Technologies. Profit for the Sector included a solid performance in the metals technologies business in both fiscal years. In an improved business environment year-over-year, the Sector enhanced its regional footprint by increasing spending for sales resources. Profit in fiscal 2011 was burdened by

Industry’s €75 million share of the special employee remuneration allocation mentioned earlier. For comparison, profit in fiscal 2010 was held back by €205 million in charges related to cost estimates for a project engagement with a local partner in the U.S. and €161 million in charges for staff reduction measures. These factors were partly offset by €18 million in gains related to curtailment of pension plans in the U.S., which benefited results at both Divisions.

Revenue at Industry in fiscal 2011 grew by 12% year-over-year on double-digit increases at Industry Automation and Drive Technologies and orders rose 13% driven by particularly strong demand at Drive Technologies. Both Divisions saw volume return to the high levels they had achieved before the global economic downturn reduced customer capital expenditures in Industry’s short-cycle businesses. On a regional basis, revenue and orders increased in all three reporting regions year-over-year. The highest growth rates in revenue were achieved in the regions Asia, Australia and the Americas and order growth was strongest in Asia, Australia. On a book-to-bill ratio of 1.03, Industry’s order backlog rose to €11 billion at the end of fiscal 2011, up from €10 billion a year earlier.

	New orders
	Year ended September 30,		% Change		therein
	2011	2010	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Businesses
Industry Automation	8,983	8,221	9%	10%	0%	0%
Drive Technologies	9,995	7,971	25%	25%	0%	0%

(1)	Excluding currency translation and portfolio effects.

	Revenue
	Year ended September 30,		% Change		therein
	2011	2010	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Businesses
Industry Automation	8,974	7,972	13%	13%	0%	0%
Drive Technologies	9,179	7,969	15%	15%	0%	0%

(1)	Excluding currency translation and portfolio effects.

	Profit			Profit margin
	Year ended September 30,			Year ended September 30,
	2011	2010	% Change	2011	2010
	(in millions of €)
Businesses
Industry Automation	1,411	801	76%	15.7%	10.0%
Drive Technologies	1,158	798	45%	12.6%	10.0%

Industry Automation increased its profit 76% year-over-year to €1.411 billion in fiscal 2011, on higher capacity utilization and a more favorable business mix. For comparison, profit of €801 million in fiscal 2010 was burdened by €205 million in charges related to the project engagement with a local partner in the U.S. mentioned above as well as €44 million in charges for staff reduction measures, only partly offset by a gain of €19 million from the sale of a business. Both fiscal years under review included PPA effects from the acquisition of UGS Corp., acquired in fiscal 2007. PPA effects were €137 million in fiscal 2011 and €142 million a year earlier. Industry Automation achieved double-digit revenue and clear order growth year-over-year as well as increases in all three reporting regions. Within these figures, the highest growth rates came from the Asia, Australia region.

Drive Technologies improved its profit year-over-year to €1.158 billion in fiscal 2011, as a quarter-by-quarter increase in revenue throughout the fiscal year raised the Division’s capacity utilization. For comparison, profit of €798 million in fiscal 2010 included charges for staff reduction measures of €74 million. The Division increased revenue by 15% and order intake by 25% compared to fiscal 2010. While revenue growth was driven mainly by Drive Technologies’ short-cycle businesses, order growth also included strong contributions from its longer-cycle businesses. On a regional basis, the Division achieved double-digit volume growth in all three reporting regions. Revenue growth was led by the Asia, Australia region and the strongest growth in orders came from the Americas region.

Infrastructure & Cities

	Year ended September 30,		% Change		therein
	2011	2010	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Sector
Profit	1,126	1,286	(12)%
Profit margin	6.6%	7.7%
New orders	21,348	16,423	30%	30%	0%	0%
Total revenue	16,976	16,611	2%	2%	0%	0%
External revenue	16,166	15,900	2%
therein:
Europe, C.I.S.(2), Africa, Middle East	9,590	9,693	(1)%
therein Germany	2,938	2,864	3%
Americas	3,882	3,710	5%
Asia, Australia	2,694	2,498	8%

(1)	Excluding currency translation and portfolio effects.

(2)	Commonwealth of Independent States.

In fiscal 2011, profit, for Infrastructure & Cities declined year-over-year, while revenue and orders grew compared to fiscal 2010. Profit was €1.126 billion, down from €1.286 billion a year earlier on declines in all Businesses. Profit in fiscal 2011 was burdened by Infrastructure & Cities’ €63 million share of the special employee remuneration allocation mentioned earlier. For comparison, profit in fiscal 2010 was held back by a provision for a supplier-related warranty and €26 million in charges for staff reduction measures. These factors were more than offset by a €47 million net gain at Transportation & Logistics on the sale of its airfield lighting business and €40 million in gains related to curtailment of pension plans in the U.S., which benefited results at all Businesses.

Revenue at Infrastructure & Cities in fiscal 2011 grew by 2% year-over-year while orders rose 30% driven by a 78% rise at Transportation & Logistics which recorded a significantly higher volume from large orders year-over-year. This included Siemens’ largest-ever train order in Germany, worth €3.7 billion, and a major order for high-speed trains in the U.K. On a regional basis, revenue increased in the regions Asia, Australia and Americas year-over-year, more than offsetting a slight decline in Europe, C.I.S., Africa, Middle East. Order growth was driven by the region Europe, C.I.S., Africa, Middle East, including the large train orders just mentioned. On a book-to-bill ratio of 1.26, Infrastructure & Cities’ order backlog rose to €24 billion at the end of fiscal 2011, up from €20 billion a year earlier.

	New orders
	Year ended September 30,		% Change		therein
	2011	2010	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Businesses
Transportation & Logistics	10,052	5,652	78%	77%	1%	1%
Power Grid Solutions & Products	5,905	5,621	5%	6%	(1)%	0%
Building Technologies	5,597	5,290	6%	6%	0%	0%

(1)	Excluding currency translation and portfolio effects.

	Revenue
	Year ended September 30,		% Change		therein
	2011	2010	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Businesses
Transportation & Logistics	6,041	6,257	(3)%	(4)%	0%	0%
Power Grid Solutions & Products	5,657	5,341	6%	6%	(1)%	0%
Building Technologies	5,468	5,146	6%	6%	0%	0%

(1)	Excluding currency translation and portfolio effects.

	Profit			Profit margin
	Year ended September 30,			Year ended September 30,
	2011	2010	% Change	2011	2010
	(in millions of €)
Businesses
Transportation & Logistics	365	421	(13)%	6.0%	6.7%
Power Grid Solutions & Products	413	461	(10)%	7.3%	8.6%
Building Technologies	364	406	(10)%	6.7%	7.9%

Transportation & Logistics contributed €365 million in profit in fiscal 2011. For comparison, profit of €421 million in fiscal 2010 benefited from the €47 million gain from the sale of the Business’ airfield lighting business and the Business’ portion of the pension curtailment gain, both mentioned above. Revenue for the Transportation & Logistics came in 3% lower year-over-year, as higher revenue in Asia, Australia was more than offset by a decline in revenue in Europe, C.I.S., Africa, Middle East and the Americas. In contrast, new orders rose sharply compared to fiscal 2010 on substantially higher volume from major orders, including the two major train orders mentioned above. Under the terms of the contract for the €3.7 billion order for trains in Germany, revenue recognition will extend for a number of years ahead.

Profit at Power Grid Solutions & Products came in at €413 million in fiscal 2011, down from €461 million a year earlier. Profit in fiscal 2011 was held back by higher expenses year-over-year for research and development, marketing and selling associated with business expansion and new technologies such as smart grids in the power distribution business. For comparison, profit in fiscal 2010 included the provision for a supplier-related warranty mentioned above as well as charges for staff reduction measures, which were only partly offset by the Business’ portion of the pension curtailment gain, also mentioned above. New orders increased 5% compared to the fiscal 2010 and revenue was up 6% year-over year including strong demand in the low voltage business.

Profit at Building Technologies came in at €364 million in fiscal 2011, down from €406 million a year earlier. Profit in fiscal 2011 included higher marketing and selling expenses associated with growth. New orders and revenue both increased 6% compared to fiscal 2010, particularly including strong demand for energy efficiency solutions. On a regional basis, revenue and orders grew in all three reporting regions.

Equity Investments

In fiscal 2011, Equity Investments reduced its loss to €26 million from a loss of €191 million in fiscal 2010. The improvement was due mainly to a lower equity investment loss related to our share in NSN, which declined to €280 million in fiscal 2011, down from €533 million a year earlier. NSN reported to Siemens that it took restructuring charges and integration costs totaling €151 million in fiscal 2011 compared to €378 million in fiscal 2010. Profit in fiscal 2011 also benefited from a gain of €90 million on the sale of Siemens’ 49% stake in KMW. These positive factors were partly offset by results related to other equity investments. Our shares in BSH and KMW, which was sold during the first quarter of fiscal 2011, together generated equity investment income for Siemens totaling €191 million in fiscal 2011, down from €277 million in fiscal 2010. The equity investment result related to our share in EN was a loss of €46 million in fiscal 2011, compared to income of €5 million a year earlier.

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

Financial Services (SFS)

	Year ended September 30,
	2011	2010	% Change
	(in millions of €)
Income before income taxes	428	443	(3)%
Total assets	14,602	12,506	17%

In fiscal 2011, SFS generated €428 million in profit (defined as income before income taxes). Profit of €443 million in fiscal 2010 benefited from positive net effects related to various investments, including a gain of €47 million on the sale of an investment, while fiscal 2011 was burdened by an impairment on an equity stake in a power plant project in the U.S. due to unexpectedly adverse market conditions. An adverse change related to investments was partly offset primarily by higher results in the commercial finance business. In the fourth quarter of fiscal 2011, SFS announced a growth strategy which includes even stronger support for the operating businesses of Siemens, leading to higher net cash outflows at the end of the quarter primarily relating to growth in the commercial finance business. These higher net cash outflows led to an increase in Total assets to €14.602 billion.

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

Centrally managed portfolio activities

For fiscal 2011, the result of Centrally managed portfolio activities was a loss of €40 million compared to a loss of €169 million a year earlier. The improvement is due primarily to the electronics assembly systems business which recorded a profit of €10 million in fiscal 2011. For comparison, the result related to this business in fiscal 2010 was a loss of €141 million, including €106 million provided for in connection with an expected loss from the sale to ASM Pacific Technology. The transaction was announced in the fourth quarter of fiscal 2010 and closed in the second quarter of fiscal 2011. In addition, both periods under review included losses related to the remaining former business activities of Siemens IT Solutions and Services that were not classified as discontinued operations and were therefore retroactively reclassified as Centrally managed portfolio activities. These losses were lower in fiscal 2011.

Siemens Real Estate (SRE)

In 2009, we initiated a multi-year program to improve the efficiency of our real estate management. Under the program, Siemens bundled its real estate portfolio into SRE and is implementing measures to increase the efficiency of these assets. The program was expected to generate approximately €250 million in annual cost savings primarily for the Siemens Sectors by the end of fiscal 2011, mainly through the more efficient utilization of space and a reduction in vacant property. At the end of fiscal 2011, we have completed the bundling of our real estate assets into SRE and have achieved the target of €250 million in annual cost savings compared to the cost position prior to the start of the program.

Income before income taxes at SRE was €150 million in fiscal 2011, down from €250 million a year earlier, due in part to lower gains related to the disposal of real estate in fiscal 2011. Costs associated with the real estate bundling program came in lower year-over-year, at €50 million, compared to €75 million in fiscal 2010. Assets with a book value of €489 million were transferred to SRE during fiscal 2011 as part of the real estate bundling program.

Corporate items and pensions

In fiscal 2011, Corporate items and pensions posted a loss of €257 million, compared to a loss of €702 million a year earlier. Within this change, Centrally carried pension expense improved to a positive €75 million fiscal 2011, from a negative €167 million in fiscal 2010, due primarily to lower interest costs and a higher expected return on plan assets.

Corporate items recorded a loss of €331 million in fiscal 2011, compared to a loss of €535 million in fiscal 2010. The improvement year-over-year benefited from management’s allocation of a substantial part of the €267 million in special employee remuneration that was accrued within Corporate items in the fourth quarter of fiscal 2010. Within this part is the €240 million that was debited to the Sectors for management reporting purposes; charges were made to Energy of €60 million, to Healthcare of €43 million, to Industry of €75 million and to Infrastructure & Cities of €63 million. In contrast, fiscal 2011 included higher net charges related to legal and regulatory matters and provisions of €99 million relating to regional risks. In addition, an amount of €53 million related to reimbursements to AtoS was included in fiscal 2011.

For comparison, fiscal 2010 benefited from gains in connection with compliance-related matters, including a gain of €84 million related to an agreement with the provider of Siemens’ directors and officers liability insurance, a net gain related to settlements with former members of Siemens’ Managing Board and Supervisory Board, and total gains of €40 million related to the recovery of funds frozen by authorities. Further, fiscal 2010 included a gain of €35 million from the sale of our Roke Manor activities in the U.K.

Eliminations, Corporate Treasury and other reconciling items

In fiscal 2011, income before income taxes from Eliminations, Corporate Treasury and other reconciling items was a negative €90 million compared to a negative €331 million a year earlier. The main factor of the improvement was Corporate Treasury activities, primarily due to changes in the fair market value of interest rate and foreign currency derivatives not qualifying for hedge accounting. Fiscal 2011 also benefited from an improved interest result as well as positive effects related to the reclassification of fund shares in connection with the divestment of an asset management company at SFS.

[THIS PAGE INTENTIONALLY LEFT BLANK]

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

For further information regarding adjusted EBIT and adjusted EBITDA, see Item 5: Operating and financial review and prospects—Supplemental financial measures.

For the fiscal years ended September 30, 2012, 2011 and 2010 (in millions of €)

	Profit(1)			Income (loss) from investments accounted for using the equity method, net(2)			Financial income (expense), net(3)
	2012	2011	2010	2012	2011	2010	2012	2011	2010
Sectors
Energy Sector	2,159	4,230	3,043	87	75	80	39	827	(19)
therein: Fossil Power Generation	1,933	2,837	1,449	41	33	27	67	823	(14)
Wind Power	304	357	398	6	(3)	—	(5)	(3)	(2)
Oil & Gas	218	467	455	—	—	—	(4)	(3)	(2)
Power Transmission	(302)	566	718	25	35	36	(20)	10	—
Healthcare Sector	1,815	1,334	653	8	9	3	2	3	20
therein: Diagnostics	314	300	(804)	—	—	(9)	9	5	7
Industry Sector	2,467	2,752	1,761	12	19	(2)	(15)	(2)	—
therein: Industry Automation	1,335	1,411	801	2	8	(2)	(8)	(1)	2
Drive Technologies	970	1,158	798	10	7	—	(6)	(1)	(1)
Infrastructure & Cities Sector	1,102	1,126	1,286	25	18	20	29	(28)	(16)
therein: Transportation & Logistics	236	365	421	15	11	5	(16)	(7)	(13)
Power Grid Solutions & Products	457	413	461	9	7	12	(4)	(4)	(1)
Building Technologies	379	364	406	1	1	3	(2)	(1)	(1)
Total Sectors	7,543	9,442	6,744	133	121	101	55	800	(14)

Equity Investments	(549)	(26)	(191)	(568)	(44)	(248)	7	13	35
Financial Services (SFS)	479	428	443	168	92	130	385	299	268
Reconciliation to Consolidated Financial Statements
Centrally managed portfolio activities	(29)	(40)	(169)	7	12	14	—	—	4
Siemens Real Estate (SRE)	115	150	250	—	—	—	(112)	(82)	(47)
Corporate items and pensions	(302)	(257)	(702)	—	—	—	29	94	(144)
Eliminations, Corporate Treasury and other reconciling items	23	(90)	(331)	(5)	29	20	137	10	(196)

Siemens	7,279	9,608	6,045	(266)	210	16	501	1,133	(95)

(1)	Profit of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes. Profit of Siemens is Income from continuing operations before income taxes. For a reconciliation of Income from continuing operations before income taxes to Net income see Consolidated Statements of Income.

(2)	Includes impairments and reversals of impairments of investments accounted for using the equity method.

(3)	Includes impairment of non-current available-for-sale financial assets. For Siemens, Financial income (expense), net comprises Interest income, Interest expense and Other financial income (expense), net as reported in the Consolidated Statements of Income.

(4)	Adjusted EBIT is Income from continuing operations before income taxes less Financial income (expense), net and Income (loss) from investments accounted for using the equity method, net.

(5)	Amortization and impairments, net of reversals, of intangible assets other than goodwill.

(6)	Depreciation and impairments of property, plant and equipment, net of reversals. Includes impairments of goodwill of €— million, €— million and €1.145 billion for the fiscal years 2012, 2011 and 2010, respectively.

(Continued)

Adjusted EBIT(4)			Amortization(5)			Depreciation and impairments of property, plant and equipment and goodwill(6)			Adjusted EBITDA			Adjusted EBITDA margin
2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010

2,033	3,327	2,982	97	60	61	426	343	312	2,557	3,730	3,354	9.3%	15.1%	14.8%
1,825	1,981	1,436	21	15	16	142	125	123	1,988	2,121	1,575
303	364	400	27	9	7	100	63	48	430	435	456
222	470	457	38	26	26	71	63	58	330	560	541
(308)	520	682	11	10	11	109	87	77	(187)	617	771
1,804	1,322	630	377	320	317	349	324	1,538	2,530	1,967	2,484	18.5%	15.7%	20.1%
305	295	(802)	232	188	200	226	219	1,422	763	702	820
2,469	2,735	1,763	268	249	254	323	309	300	3,060	3,292	2,317	14.9%	16.8%	13.3%
1,340	1,403	800	209	193	199	137	129	123	1,687	1,725	1,122
966	1,152	800	48	45	45	172	163	154	1,187	1,360	999
1,048	1,136	1,282	112	115	102	165	163	173	1,324	1,414	1,557	7.5%	8.3%	9.4%
236	361	429	13	15	15	46	44	47	296	421	490
452	409	450	39	41	29	71	71	73	562	521	553
381	365	404	60	58	57	47	48	53	488	471	514
7,355	8,521	6,657	854	744	734	1,262	1,139	2,321	9,471	10,404	9,712

12	5	22	—	—	—	—	—	—	12	5	22
(73)	37	46	7	9	7	264	256	326	197	303	380

(36)	(52)	(187)	4	3	2	2	4	10	(31)	(44)	(176)
227	232	298	2	2	2	325	271	294	553	504	594
(331)	(350)	(557)	16	12	24	51	47	51	(264)	(290)	(483)
(109)	(129)	(155)	—	—	—	(41)	(50)	(59)	(151)	(179)	(213)

7,043	8,264	6,124	882	770	769	1,862	1,667	2,944	9,788	10,701	9,837

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

Financial management at Siemens is executed according to applicable laws and internal guidelines and regulations. It includes the following activities:

Liquidity management

Our principal source of financing is cash inflows from operating activities. Corporate Treasury generally manages cash and cash equivalents for Siemens and has primary responsibility for raising funds in the capital markets for Siemens through various debt products, with the exception of countries with conflicting capital market controls. The relevant consolidated subsidiaries in these countries obtain financing primarily from local banks. Siemens follows a prudent borrowing policy that is aimed towards a balanced financing portfolio, a diversified maturity profile and a comfortable liquidity cushion. On September 30, 2012, Siemens held €10.891 billion in cash and cash equivalents, mainly in euro, which were predominantly managed by Corporate Treasury. Especially since the beginning of the global financial markets crisis, Siemens monitors funding options available in the capital markets, trends in the availability of funds and the cost of such funding very closely to evaluate possible strategies regarding its financial and risk profile.

Corporate Treasury enters into reverse repurchase agreements with financial institutions with investment grade credit ratings. Siemens holds securities as collateral under these agreements via a third party (Euroclear) and is permitted to sell or re-pledge the securities. The extent to which Siemens engages in transactions involving reverse repurchase agreements depends on its liquidity management needs and the availability of cash and cash equivalents which varies from time to time. For further information on reverse purchase agreements see Item 18: Financial Statements—Notes to Consolidated Financial Statements—Note 30.

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

Financial risk management

Investments of cash and cash equivalents are subject to credit requirements and counterparty limits. Corporate Treasury pools and centrally manages Siemens’ interest rate, certain commodity and currency risk exposures and uses financial derivative instruments in transactions with external financial institutions to offset such concentrated exposures. Especially since the beginning of the global financial market crisis, Siemens monitors counterparty risk in its financial assets and financial derivative instruments very closely. For more detailed information about financial risk management at Siemens see Item 18: Financial Statements—Notes to Consolidated Financial Statements—Note 32.

Management of pension plan funding

Siemens’ funding policy for its pension funds is part of its overall commitment to sound financial management, which includes a continuous analysis of the structure of its pension liabilities. For more detailed information about Siemens’ pension plan funding see Item 5: Operating and financial review and prospects—Liquidity and capital resources—Capital resources and requirements—Funding of pension plans and similar commitments.

Capital structure management and credit rating

To effectively manage its capital structure, Siemens seeks to maintain ready access to the capital markets through various debt products and to preserve its ability to repay and service its debt obligations over time. For more detailed information about Siemens’ capital structure, see below.

A key factor in maintaining a strong financial profile is our credit rating which is affected by, among other factors, our capital structure, profitability, ability to generate cash flow, geographic and product diversification as well as our competitive market position. Our current corporate credit ratings from Moody’s Investors Service (Moody’s) and Standard & Poor’s Ratings Services (S&P) are noted as follows:

	Moody’s	S&P
Long-term debt	Aa3	A+
Short-term debt	P-1	A-1+

On June 5, 2012 Moody’s raised its long-term Siemens’ credit rating from “A1” to “Aa3.” The rating classification “Aa” is the second highest rating within Moody’s debt ratings category. The numerical modifier “3” indicates a ranking in the lower end of that rating category. At the same time Moody’s revised its outlook for our credit rating from “positive” to “stable.” The Moody’s rating outlook is an opinion regarding the likely direction of an issuer’s rating over the medium-term. Rating outlooks of Moody’s fall into the following six categories: “positive,” “negative,” “stable,” “developing,” “ratings under review” and “no outlook.” Moody’s announced that the rating action was prompted by the higher levels of profitability and cash flow leverage that the company has been able to achieve over the past few years, and Moody’s assessment that these levels are likely to be sustainable through economic cycles, including the current period of economic weakness in Europe.

Moody’s rating for our short-term corporate credit and commercial paper is “P-1,” the highest available rating in the prime rating system, which assesses issuers’ ability to honor senior financial obligations and contracts. It applies to senior unsecured obligations with an original maturity of less than one year. On June 5, 2012 Moody’s affirmed our “P-1” short-term rating.

On November 14, 2012, S&P revised its outlook for Siemens’ credit rating from “positive” to “stable”. At the same time, S&P affirmed the “A+” long-term corporate rating and the “A-1+” short-term rating, which is the highest short-term rating within the S&P’s short-term rating scale.

The outlook revision to “stable” captures the contraction of operating margin during fiscal 2012 as well as Siemens’ pursuit of more shareholder friendly actions in the form of a share buyback and a revision of the shareholder distribution policy from 30%—50% payout range to 40%—60% including share buybacks. Within S&P’s long-term credit rating definitions “A” has the third highest long-term rating category. The modifier “+” indicates that our long-term debt ranks in the upper end of the “A” category. A rating outlook indicates the potential direction of a long-term credit rating over the medium-term. Rating outlooks of S&P’s fall into the following four categories: “positive,” “negative,” “stable” and “developing.”

The U.S. Securities and Exchange Commission granted Moody’s and S&P the status of nationally recognized statistical rating organizations (NRSROs). Siemens does not have any agreements with other nationally recognized statistical rating organizations to provide long-term and short-term credit ratings.

We believe that our high credit rating for our long-term debt applied by Moody’s and S&P’s allows us to raise funds in the capital markets with attractive conditions or to obtain flexible financing from banks. A high credit rating generally leads to lower credit spreads and therefore our rating also positively affects our funding costs. We expect no impact on our funding costs as a consequence of the revised rating outlook by S&P on November 14, 2012.

Security ratings are not a recommendation to buy, sell or hold securities. Credit ratings may be subject to revision or withdrawal by the rating agencies at any time and each rating should be evaluated independently of any other rating.

CAPITAL STRUCTURE

Given the favorable capital market conditions at the end of fiscal 2012, Siemens announced in August 2012 that it would adjust its capital structure through share buybacks amounting to up to €3 billion by December 30, 2012. The shares repurchased may be used for the purposes of cancellation and reduction of capital stock, issuance to employees, board members of affiliated companies and members of the Managing Board as well as to meet obligations arising under and in connection with convertible bonds and warrant bonds. In fiscal 2012, the Company repurchased 23,202,500 treasury shares at a weighted average share price of €76.14. Additionally, the Managing Board decided to cancel 33,203,421 treasury shares, which reduced common stock from 914 million shares to 881 million shares. After the end of fiscal 2012 Siemens repurchased additional 14,746,786 treasury shares at a weighted average price of €78.14 and completed this share buyback program in November 2012.

In September 2012, Siemens issued €1.4 billion and £1.0 billion (€1.3 billion) in fixed-rate instruments, which were partly used to finance this share buyback program.

Considering the above mentioned transactions and the changes in equity and debt described in Item 5: Operating and financial review and prospects—Net assets position, the capital structure changed as follows:

	Year ended September 30,
	2012	2011	% Change
	(in millions of €)
Total equity attributable to shareholders of Siemens AG	30,733	31,530	(3)%
As percentage of total capital	60%	64%
Short-term debt and current maturities of long-term debt	3,826	3,660
Long-term debt	16,880	14,280
Total debt	20,707	17,940	15%
As percentage of total capital	40%	36%
Total capital (total equity and total debt)	51,440	49,470	4%

We have commitments to sell or otherwise issue common shares in connection with established share-based compensation plans. In fiscal 2012, commitments for share-based compensation were fulfilled through treasury shares. In fiscal 2013, we may again fulfill commitments for share-based compensation through treasury shares. Amongst other purposes mentioned above we may therefore repurchase additional treasury shares in fiscal 2013. For additional information with respect to share-based compensation see Item 18: Financial Statements—Notes to Consolidated Financial Statements—Note 33.

As part of our One Siemens framework for sustainable value creation, Siemens decided to continue to use an indicator to evaluate its capital structure. For further information, see Item 5: Operating and financial review and prospects—Business and economic environment—Financial performance measures. A key consideration in this regard is maintenance of ready access to the capital markets through various debt products and preservation of our ability to repay and service our debt obligations over time. Siemens set a capital structure target range of 0.5—1.0. The ratio is defined as the item Adjusted industrial net debt divided by the item Adjusted EBITDA (continuing operations). The calculation of the item Adjusted industrial net debt is set forth in the table below. Adjusted EBITDA (continuing operations) is defined as adjusted earnings before income taxes (EBIT) before amortization (defined as amortization and impairments, net of reversals, of intangible assets other than goodwill) and depreciation and impairments of property, plant and equipment and goodwill. Adjusted EBIT is defined as the line item Income from continuing operations before income taxes less the line item Interest income, less the line item Interest expense less the line item Other financial income (expense), net as well as less the line item Income (loss) from investments accounted for using the equity method, net. For further information, see Item 5: Operating and financial review and prospects—Reconciliation to adjusted EBITDA (continuing operations).

	Year ended September 30,
	2012	2011
	(in millions of €)
Short-term debt and current maturities of long-term debt(1)	3,826	3,660
Plus: Long-term debt(1)	16,880	14,280
Less: Cash and cash equivalents	(10,891)	(12,468)
Less: Current available-for-sale financial assets	(524)	(477)

Net debt	9,292	4,995
Less: SFS Debt(2)	(14,558)	(12,075)
Plus: Pension plans and similar commitments(3)	9,926	7,307
Plus: Credit guarantees	326	591
Less: 50% nominal amount hybrid bond(4)	(920)	(883)
Less: Fair value hedge accounting adjustment(5)	(1,670)	(1,470)

Adjusted industrial net debt	2,396	(1,534)

Adjusted EBITDA (continuing operations)	9,788	10,701

Adjusted industrial net debt / adjusted EBITDA (continuing operations)	0.24	(0.14)

(1)	The item Short-term debt and current maturities of long-term debt as well as the item Long-term debt included in total fair value hedge accounting adjustments of €1,670 million and €1,470 million for the fiscal year ended September 30, 2012 and 2011, respectively.

(2)	The adjustment considers that both Moody’s and S&P view SFS as a captive finance company. These rating agencies generally recognize and accept higher levels of debt attributable to captive finance subsidiaries in determining credit ratings. Following this concept, we exclude SFS Debt in order to derive an adjusted industrial net debt which is not affected by SFS’s financing activities.

(3)	To reflect Siemens’ total pension liability, adjusted industrial net debt includes line item Pension plans and similar commitments as presented in Item 18: Financial Statements—Consolidated Statements of Financial Position.

(4)	The adjustment for our hybrid bond considers the calculation of this financial ratio applied by rating agencies to classify 50% of our hybrid bond as equity and 50% as debt. This assignment reflects the characteristics of our hybrid bond such as a long maturity date and subordination to all senior and debt obligations.

(5)	Debt is generally reported with a value representing approximately the amount to be repaid. However for debt designated in a hedging relationship (fair value hedges), this amount is adjusted by changes in market value mainly due to changes in interest rates. Accordingly we deduct these changes in market value in order to end up with an amount of debt that approximately will be repaid. We believe this is a more meaningful figure for the calculation presented above. For further information on fair value hedges see Item 18: Financial Statements—Notes to Consolidated Financial Statements—Note 31.

CASH FLOWS—FISCAL 2012 COMPARED TO FISCAL 2011

The following discussion presents an analysis of our cash flows from operating, investing and financing activities for fiscal 2012 and 2011 for both continuing and discontinued operations. Discontinued operations include primarily OSRAM and Siemens IT Solutions and Services, which were classified as discontinued operations during the second quarter of fiscal 2011, and the solar business, which was classified as discontinued operations during the fourth quarter of fiscal 2012. Siemens IT Solutions and Services was sold to AtoS in the fourth quarter of fiscal 2011.

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

	Continuing operations		Discontinued operations		Continuing and discontinued operations
	Year ended September 30,
Cash flows	2012	2011	2012	2011	2012	2011
	(in millions of €)
Net cash provided by (used in):
Operating activities	6,996	8,081	(24)	(314)	6,972	7,767
Investing activities	(5,034)	(2,739)	(650)	(1,305)	(5,685)	(4,044)
therein: Additions to intangible assets and property, plant and equipment	(2,206)	(2,163)	(204)	(454)	(2,410)	(2,617)
Free cash flow(1)	4,790	5,918	(228)	(768)	4,562	5,150
Financing activities	(3,591)	(7,062)	674	1,619	(2,916)	(5,443)

(1)	The closest comparable financial measure of Free cash flow under IFRS is Net cash provided by (used in) operating activities. Net cash provided by (used in) operating activities from continuing operations as well as from continuing and discontinued operations is reported in Item 18: Financial Statements—Consolidated Statements of Cash Flow. Other companies that report Free cash flow may define and calculate this measure differently.

Cash flows from operating activities—Continuing operations provided net cash of €6.996 billion in fiscal 2012, compared to net cash provided of €8.081 billion in the same period a year earlier. In the current period income from continuing operations was €5.184 billion. Therein included were amortization, depreciation and impairments of €2.744 billion. A build-up of operating net working capital reduced the cash inflows by €0.7 billion. The increase in operating net working capital was due mainly to a decrease in billings in excess of costs and estimated earnings on uncompleted contracts and related advances primarily in the Energy Sector due in part to lower orders year-over-year. The current period also included cash outflows of approximately €0.3 billion related to the revaluation of the commercial feasibility of Healthcare’s particle therapy business for general patient treatment as well as Healthcare’s Agenda 2013 initiative. In the prior-year period income from continuing operations was €7.376 billion. Therein included were amortization, depreciation and impairments of €2.437 billion. Income from continuing operations also included the Areva NP disposal gain of €1.520 billion, partly offset by the negative impact of €682 million related to an adverse arbitration decision associated with Siemens’ decision to exit its nuclear power joint venture with Areva, which was deducted in the Consolidated Statements of Cash Flow within the line item (Gains) losses on sales of investments, net. A build-up of operating net working capital in the prior-year period reduced cash inflows near the level of fiscal 2012.

Discontinued operations used net cash of €24 million in fiscal 2012, compared to net cash used of €314 million in the prior-year period. The largest factor of the decrease in cash outflows year-over-year was lower cash outflows related to Siemens IT Solutions and Services, which a year earlier included higher payments in connection with the establishment of Siemens IT Solutions and Services as a separate legal group, including for carve-out activities and personnel-related matters.

Cash flows from investing activities—Net cash used in investing activities for continuing operations amounted to €5.034 billion in fiscal 2012 compared to net cash used of €2.739 billion in the prior-year period. The increase in cash outflows from investing activities was due mainly to lower proceeds from sales of investments, intangibles and property, plant and equipment of €1.355 billion; to higher acquisitions, net of cash acquired, of €1.011 billion; and to the higher build-up in receivables from financing activities of €317 million relating to SFS’s asset growth strategy. Proceeds of €753 million in the current period from the sales of investments, intangibles and property, plant and equipment included the sale of our 25% interest in OAO Power Machines, held by the Energy Sector. In the prior-year period, proceeds from sales of investments, intangibles and property, plant and equipment provided net cash of €2.108 billion. This total included proceeds from the sale of investments of €1.587 billion, mainly related to the sale of our Areva NP stake for €1.7 billion in the second quarter of fiscal 2011, subsequently reduced by €0.7 billion in the third quarter of fiscal 2011 due to the arbitration decision mentioned earlier, and the sale of our 49% minority stake in KMW. Cash inflows for the prior-year period also included higher proceeds from real estate disposals at SRE. Acquisitions, net of cash acquired, increased to €1.314 billion from €303 million in the prior-year period, comprising several acquisitions of entities within the Sectors to optimize our business portfolio, including in the current period the acquisition of the Connectors and Measurements Division of Expro Holdings UK 3 Ltd. in the Energy Sector as mentioned earlier. The aggregate consideration of this acquisition, net of cash acquired, amounted to €461 million. In the current period, cash outflows for the purchase of investments of €234 million included the second installment payment in connection with our equity investment in A2SEA A/S, a supplier of installation services for the construction of offshore wind-farms. The equity investment is held by the Energy Sector. For comparison, purchase of investments of €724 million in the prior-year period included cash outflows relating mainly to €500 million in new equity, which we provided to NSN in exchange for preferred shares in order to further strengthen NSN’s financial position and the first installment payment for our equity investment in A2SEA A/S.

Discontinued operations used net cash of €650 million in fiscal 2012, compared to net cash used of €1.305 billion in the prior-year period. These lower cash outflows related primarily to OSRAM, which a year earlier included payments related to the acquisition of Siteco. While both periods included cash outflows of a mid triple-digit million € amount relating to Siemens IT Solutions and Services, these cash outflows were higher in fiscal 2011.

Free cash flow from continuing operations decreased year-over-year due primarily to cash flows from operating activities as discussed above.

Cash flows from financing activities—Continuing operations used net cash of €3.591 billion in fiscal 2012, compared to net cash used of €7.062 billion in fiscal 2011. The decrease in net cash outflows in fiscal 2012 was due primarily to the proceeds from the issuance of long-term debt of €5.113 billion, including the issuance of US$3.0 billion bonds with warrant units in February 2012 as well as the issuance of €1.4 billion and £1.0 billion in fixed-rate instruments in four tranches in September 2012. These cash inflows were partly offset by the repayment of long-term debt of €3.218 billion relating to the redemption of €1.55 billion in 5.25%-fixed-rate-instruments, €0.7 billion in floating rate assignable loans, US$0.5 billion in floating rate notes and US$0.75 billion in 5.5% notes. In fiscal 2012 we recorded also cash outflows of €1.721 billion relating to the repurchase of 23,202,500 treasury shares at a weighted average share price of €76.14. For comparison, the prior-year period included the redemption of €2.0 billion in 5.75% bonds, a payment of €1.0 billion related to the binding offer to purchase additional shares in order to increase our stake in our publicly listed Indian subsidiary Siemens Ltd. and higher cash outflows for financing discontinued operations. Both periods included cash outflows for dividends, which were €2.629 billion (for fiscal 2011) in fiscal 2012 compared to €2.356 billion (for fiscal 2010) in fiscal 2011.

CASH FLOWS—FISCAL 2011 COMPARED TO FISCAL 2010

The following discussion presents an analysis of our cash flows for fiscal 2011 and 2010 for both continuing and discontinued operations. Discontinued operations include primarily OSRAM and Siemens IT Solutions and Services, which were classified as discontinued operations during the second quarter of fiscal 2011 and the solar business, which was classified as discontinued operations during the fourth quarter of fiscal 2012.

	Continuing operations		Discontinued operations		Continuing and discontinued operations
	Year ended September 30,
Cash flows	2011	2010	2011	2010	2011	2010
	(in millions of €)
Net cash provided by (used in):
Operating activities	8,081	9,055	(314)	294	7,767	9,349
Investing activities	(2,739)	(2,010)	(1,305)	(837)	(4,044)	(2,847)
therein: Additions to intangible assets and property, plant and equipment	(2,163)	(1,939)	(454)	(397)	(2,617)	(2,336)
Free cash flow	5,918	7,116	(768)	(103)	5,150	7,013
Financing activities	(7,062)	(3,189)	1,619	543	(5,443)	(2,646)

Cash flows from operating activities—Continuing operations provided net cash of €8.081 billion in fiscal 2011, compared to net cash provided of €9.055 billion in fiscal 2010. The decrease in cash flow from operating activities was due primarily to an increase in net working capital in Total Sectors associated with growth partly offset by cash inflows driven by an increase in Siemens’ profit supported by an increase of 40% in Total Sectors profit. The major factor within operating net working capital was an increased build-up in inventories, primarily in the Energy Sector. For comparison, operating net working capital in the Total Sectors decreased a year earlier. Fiscal 2011 included cash outflows for personnel-related expenses of €0.3 billion in connection with the previously disclosed special remuneration for non-management employees. For comparison, fiscal 2010 included higher cash outflows related to staff reduction measures. Lower income taxes paid in fiscal 2011 were more than compensated by lower dividends received which related mainly to our investment in BSH and higher pension funding relating to our pension plans and similar commitments compared to the prior year.

Discontinued operations used net cash of €314 million in fiscal 2011, compared to net cash provided of €294 million a year earlier. Fiscal 2011 included primarily cash outflows related to establishing Siemens IT Solutions and Services as a separate legal group, including for carve-out activities and personnel-related matters partly offset by cash inflows from OSRAM’s operating activities.

Cash flows from investing activities—Net cash used in investing activities for continuing operations amounted to €2.739 billion in fiscal 2011 compared to net cash used of €2.010 billion in fiscal 2010. Higher cash outflows were due mainly to cash outflows of €1.770 billion in fiscal 2011 for the increase in receivables from financing activities. In the fourth quarter of fiscal 2011, SFS announced a growth strategy which includes even stronger support for the operating businesses of Siemens, leading to higher net cash outflows at the end of the fourth quarter of fiscal 2011 due primarily to the growth in the commercial finance as well as project and structured finance business at SFS. Higher purchases of investments in fiscal 2011 of €724 million primarily included cash outflows relating to the €500 million in new equity, which we provided to NSN in exchange for preferred shares in order to further strengthen NSN’s financial position as well as the first installment payment for our equity investment in A2SEA A/S, a supplier of offshore wind-farm installation services. These higher cash outflows were partly offset by higher proceeds from sales of investments, intangibles and property, plant and equipment, which rose to €2.108 billion from €585 million in the prior-year period. Sales of investments of €1.587 billion in fiscal 2011 primarily included proceeds of €1.7 billion from the sale of our stake in Areva NP S.A.S. in the second quarter of fiscal 2011, subsequently reduced by €0.7 billion in the third quarter of fiscal 2011 due to the arbitration decision as mentioned earlier. Proceeds from sales of investment, intangibles and property, plant and equipment also included the sale of our 49% minority stake in KMW and higher proceeds from real estate disposals at SRE than a year earlier. Cash outflows for acquisitions, net of cash acquired, of €303 million in fiscal 2011 relate primarily to several acquisitions of entities within Total Sectors to optimize our business portfolio.

Discontinued operations used net cash of €1.305 billion in investing activities in fiscal 2011, compared to net cash used of €837 million a year earlier. Fiscal 2011 included additions to intangible assets and property, plant and equipment mainly at OSRAM, as well as payments of €249 million related to OSRAM’s acquisition of Siteco, a supplier of urban infrastructure lighting. Additional cash outflows of €0.4 billion related to the disposal of Siemens IT Solutions and Services, including the effects resulting from the transfer and the contribution of plan assets into separate pension plans in fiscal 2011. Fiscal 2010 included cash outflows of €265 million for the acquisition of Solel Solar Systems, a concentrated solar power company.

Free cash flow from continuing operations amounted to a positive €5.918 billion in fiscal 2011, compared to a positive €7.116 billion a year earlier. The change year-over-year was due primarily to the decrease in net cash provided by operating activities as discussed above. Cash used for additions to intangible assets and property, plant and equipment increased from €1.939 billion in fiscal 2010 to €2.163 billion in fiscal 2011, due primarily to increased investments in the Industry Sector and at SRE, associated with its responsibility for uniform and comprehensive management of the real estate assets of Siemens worldwide.

Cash flows from financing activities—Continuing operations used net cash of €7.062 billion in fiscal 2011, compared to net cash used of €3.189 billion a year earlier. The increase in cash outflows was due primarily to the redemption of €2.0 billion in 5.75% bonds that matured in July 2011, and a payment of €1.0 billion related to the binding offer to purchase additional shares in order to increase our stake in our publicly listed Indian subsidiary Siemens Ltd. from about 55% to a maximum of 75%. In addition dividends paid to shareholders (for fiscal 2010) in fiscal 2011 were €2.356 billion, up from €1.388 billion paid (for fiscal 2009) in fiscal 2010. These cash outflows were partly offset by cash inflows from changes in short-term debt and other financing activities of €227 million, due mainly to cash inflows related to the settlement of financial derivatives used to hedge currency exposure in our financing activities. For comparison cash outflows from changes in short-term debt and other financing activities of €725 million in fiscal 2010 included higher repayments of commercial paper and payments related to the settlement of financial derivatives used to hedge currency exposure in our financing activities.

In fiscal 2011 we recorded cash outflows of €1.603 billion for financing of discontinued operations, compared to cash outflows of €550 million a year earlier. Discontinued operations were financed principally from Corporate Treasury. The item Financing discontinued operations included these intercompany financing transactions.

CAPITAL RESOURCES AND REQUIREMENTS

Our capital resources consist of a variety of short- and long-term financial instruments including, but not limited to, loans from financial institutions, commercial paper, notes and bonds as well as credit facilities. In addition to cash and cash equivalents and to available-for-sale financial assets, liquid resources consist of future cash flows from operating activities.

Our capital requirements include, among others, scheduled debt service, regular capital spending, ongoing cash requirements from operating and SFS financing activities, including higher cash outflows related to the growth strategy of SFS, dividend payments, pension plan funding, portfolio activities, and cash outflows in connection with restructuring measures.

Total debt comprises our Notes and bonds, Loans from banks, Obligations under finance leases and Other financial indebtedness such as commercial paper. Total debt comprises Short-term debt and current maturities of long-term debt as well as Long-term debt, as stated on the Consolidated Statements of Financial Position. Total liquidity refers to the liquid financial assets we had available at the respective end of the reporting period to fund our business operations and pay for near-term obligations. Total liquidity comprises Cash and cash equivalents as well as current Available-for-sale financial assets, as stated on the Consolidated Statements of Financial Position. Net debt results from total debt less total liquidity. Management uses the Net debt measure for internal corporate finance management, as well as for external communication with investors, analysts and rating agencies, and accordingly we believe that presentation of Net debt is useful for those concerned. Net debt should not, however, be considered in isolation or as an alternative to short-term debt and long-term debt as presented in accordance with IFRS. For further information about the usefulness and limitations of Net debt, see Item 5: Operating and financial review and prospects—Supplemental financial measures.

	Year ended September 30,
	2012	2011
	(in millions of €)
Short-term debt and current maturities of long-term debt	3,826	3,660
Long-term debt	16,880	14,280
Total debt	20,707	17,940
Cash and cash equivalents	(10,891)	(12,468)
Available-for-sale financial assets (current)	(524)	(477)
Total liquidity	(11,415)	(12,945)

Net debt(1)	9,292	4,995

(1)	We typically need a considerable portion of our cash and cash equivalents as well as current available-for-sale financial assets at any given time for purposes other than debt reduction. The deduction of these items from total debt in the calculation of Net debt therefore should not be understood to mean that these items are available exclusively for debt reduction at any given time. Net debt comprises items as stated on Item 18: Financial Statements—Consolidated Statements of Financial Position.

The changes in Net debt from fiscal 2011 to 2012 may also be presented as follows:

Commercial paper program—We have a US$9.0 billion (€7.0 billion) global multi-currency commercial paper program in place, which includes the ability to issue US$-denominated extendible notes. In fiscal 2012 we issued commercial paper in varying amounts to fund our ongoing short-term capital requirements. Our issuances of commercial paper typically have a maturity of less than 90 days. As of September 30, 2012, we had no commercial paper outstanding. All commercial paper issued in fiscal 2012 was completely repaid within the year.

Notes and bonds—We have a “program for the issuance of debt instruments” (debt issuance program, formerly called medium-term note program) of €15.0 billion in place which we update on a regular basis. The last update was made in May 2012. Under this program, we issued the following instruments:

•

In September 2012, we issued €1.4 billion and £1.0 billion in fixed-rate instruments in four tranches comprising €400 million in 0.375% instruments due in September 2014, €1.0 billion in 1.50% instruments due in March 2020, £350 million in 2.75% instruments due in September 2025 and £650 million in 3.75% instruments due in September 2042.

•	In February 2012, we issued US$400 million in floating rate notes (three months London Interbank Offered Rate + 1.40%) due in February 2019.

•

In February 2009, we issued €4.0 billion in fixed-rate instruments in two tranches comprising €2.0 billion in 4.125% instruments due in February 2013 and €2.0 billion in 5.125% instruments due in February 2017.

•

In June 2008, we issued €3.4 billion in fixed-rate instruments in three tranches, comprising: €1.2 billion in 5.25% instruments due in December 2011, which were redeemed at face value on their maturity date; €1.0 billion in 5.375% instruments due in June 2014 and €1.2 billion in 5.625% instruments due in June 2018.

•

In August 2008, we increased two tranches of the €3.4 billion fixed-rate instruments by €750 million, including €350 million in 5.25% instruments due in December 2011, which were redeemed at face value on their maturity date and €400 million in 5.625% instruments due in June 2018.

•

In March 2006, we issued US$1.0 billion in notes in two tranches comprising US$500 million in floating rate notes (three months London Interbank Offered Rate + 0.15%) due in March 2012, which were redeemed at face value on their maturity date and US$500 million in 5.625% notes due in March 2016.

The nominal amount outstanding under the debt issuance program was €9.9 billion as of September 30, 2012.

In February 2012, Siemens issued US$ bonds with warrant units in an aggregate principal amount of US$3.0 billion in two tranches. The bonds due in August 2017 have a volume of US$1.5 billion and a coupon of notional 1.05% per annum; the bonds due in August 2019 have a volume of US$1.5 billion and a coupon of notional 1.65% per annum. The exercise price of the warrants was fixed at 137.5% of the reference price. On that basis, the exercise price amounts to €104.0018 per share. At issuance, one warrant will entitle its holder to receive 1,806.1496 Siemens AG shares. The warrants result in option rights relating to a total of about 21.7 million Siemens AG shares. The equivalent amount of these bonds outstanding as of September 30, 2012 was €2.3 billion.

In September 2006, we issued a subordinated hybrid bond in two tranches, a euro tranche of €900 million in 5.25% notes and a British pound tranche of £750 million in 6.125% notes, both tranches with a final legal maturity in September 2066. The company has a call option after ten years or thereafter. If the bond is not called, both tranches will become floating rate notes according to the conditions of the bond. The total nominal amount of our hybrid bond as of September 30, 2012 was €1.8 billion.

In August 2006, we issued notes totaling US$5.0 billion. These notes were issued in four tranches comprising: US$750 million in floating rate notes (three months London Interbank Offered Rate + 0.05%) due in August 2009, which were redeemed at face value at their maturity date; US$750 million in 5.5% notes due in February 2012, which were redeemed at face value on their maturity date; US$1.750 billion in 5.75% notes due in October 2016 and US$1.750 billion in 6.125% notes due in August 2026. We may redeem, at any time, all or some of the fixed rate notes at the early redemption amount (call) according to the conditions of the notes. The nominal amount of these notes outstanding as of September 30, 2012 was €2.7 billion.

Assignable loans—In June 2008, we issued four tranches of assignable loans with an aggregate amount of €1.1 billion: €370 million in floating rate notes (six months European Interbank Offered Rate + 0.55%) and €113.5 million in 5.283% notes, both maturing in June 2013 and €283.5 million in floating rate notes (six months European Interbank Offered Rate + 0.7%) and €333 million in 5.435% notes, both maturing in June 2015.

Both floating rate tranches were called in August 2011 and redeemed in December 2011 at face value.

Credit facilities—We have three credit facilities at our disposal for general corporate purposes. Our credit facilities as of September 30, 2012, consisted of €7.5 billion in committed lines of credit. These facilities included:

•

a €4.0 billion undrawn syndicated multi-currency revolving credit facility provided by a syndicate of international banks with a 5 year tenor and two one-year extension options, which was signed in April 2012. It replaced a US$5.0 billion syndicated multi-currency revolving credit facility, which expired in March 2012;

•	a €450 million bilateral undrawn revolving credit facility provided by a domestic bank expired in September 2012. This credit facility has been extended to September 2013;

•

a US$4.0 billion syndicated multi-currency credit facility expiring August 2013 provided by a syndicate of international banks. This facility comprised a US$1.0 billion (€0.8 billion) term loan which was drawn in January 2007 and is due in August 2013 as well as an undrawn US$3.0 billion (€2.3 billion) revolving tranche.

As of September 30, 2012, €6.8 billion of these lines of credit remained unused.

The maturity profile of the loans, notes and bonds described above is presented below:

As mentioned above Siemens AG maintains two lines of credit of €4 billion and US$4 billion, respectively. These two lines of credit provide its lenders with a right of termination in the event that (1) Siemens AG becomes a subsidiary of another company or (2) a person or a group of persons acting in concert acquires control over Siemens AG by being able to exercise decisive influence over its activities (Art. 3 (2) of Council Regulation (EC) 139/2004). In addition, Siemens AG has a bilateral credit line at its disposal in the amount of €450 million as mentioned above which may be terminated by the lender if major changes in Siemens AG’s corporate legal situation occur that jeopardize the orderly repayment of the credit.

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

Further information about our bonds and the other components of our debt as well as about the use of financial instruments for hedging purposes is provided in Item 18: Financial Statements—Notes to Consolidated Financial Statements—Notes 22 and 31.

Investing activities in intangible assets and property, plant and equipment—Additions to intangible assets and property, plant and equipment from continuing operations increased from €2.163 billion in the prior year to €2.206 billion in fiscal 2012. The majority of the additions, €1.619 billion, took place in the Sectors. The remaining portion, €587 million related mainly to SRE associated with SRE’s responsibility for uniform and comprehensive management of real estate of our company worldwide.

We directed significant portions of our additions to intangible assets and property, plant and equipment in fiscal 2012 to expand capacities in strategic growth markets, particularly including emerging markets; to safeguard or enhance market share; and to secure leadership or competitiveness in technology-driven growth markets. Energy’s additions totaled €532 million. They included extension of capacities and facilities such as for the technology-driven wind power market, particularly in Europe, as well as improvement and expansion of market presence in Brazil, Russia, India and China (BRIC countries) at Power Transmission. Considerable amounts at Energy were also used at Fossil Power Generation, including for the rationalization of production processes with regard to technical equipment and machines. Healthcare additions totaled €354 million in fiscal 2012, including additions to intangibles such as licenses as well as developing and implementing software and IT solutions, mainly relating to the medical imaging, therapy systems and laboratory diagnostics businesses. Industry spent a large portion of its additions to intangible assets and property, plant and equipment of €442 million for the replacement of products and ramping up capacities, particularly at Industry Automation in China, and implementing additional productivity measures, particularly at Drive Technologies. Infrastructure & Cities spent the largest amount of its additions of €290 million at the Power Grid Solutions &

Products business, mainly for investments in innovations at Low and Medium Voltage. The Sector also invested significant amounts for strengthening its regional footprint in emerging markets and its position in fast-growing market segments.

The changes of additions to intangible assets and property, plant and equipment from fiscal 2011 to 2012 are as follows:

For continuing operations the ratio of the items Additions to intangibles assets and property, plant and equipment and Additions to assets held for rental in operating leases to depreciation and impairments of property, plant and equipment, net of reversals of impairments as well as amortization and impairments, net of reversals of impairments, of intangible assets other than goodwill was 94% for fiscal 2012.

Dividend—At the Annual Shareholders’ Meeting scheduled for January 23, 2013, the Managing Board, in agreement with the Supervisory Board, will submit the following proposal to allocate the unappropriated net income of Siemens AG for the fiscal year ended September 30, 2012: distribution of a dividend of €3.00 on each no-par value share entitled to the dividend for fiscal year 2012 existing at the date of the Annual Shareholders’ Meeting, which in the aggregate amounts to an at present expected total distribution of approximately €2.5 billion.

Other capital requirements—As expected, the current fiscal year included significant cash outflows relating to the divestment of Siemens IT Solutions and Services in fiscal 2011. We expect that this divestment will occasion further significant cash outflows in future periods that might reach a remaining mid triple-digit million € amount in total.

As mentioned earlier, Siemens announced in August 2012 that it would adjust its capital structure through share buybacks amounting to up to €3 billion by December 30, 2012. In fiscal 2012 we recorded cash outflows of €1.721 billion relating to the repurchase of 23,202,500 treasury shares at a weighted average share price of €76.14. After the end of the fiscal 2012 we recorded additional cash outflows of €1.2 billion relating to the share buyback program.

Other capital requirements also include expected significant cash outflows in coming quarters relating to charges for program-related productivity measures in Sectors in connection with “Siemens 2014,” a company-wide program supporting our One Siemens framework for sustainable value creation.

With our ability to generate positive operating cash flows, our total liquidity of €11.415 billion and our €6.8 billion in undrawn lines of credit and given our credit ratings at year-end we believe that we have sufficient flexibility to fund our capital requirements including scheduled debt service, regular capital spending, ongoing cash requirements from operating and SFS financing activities, dividend payments, pension plan funding and portfolio activities. Also in our opinion, our working capital is sufficient for the Company’s present requirements.

Contractual obligations

In the ordinary course of business, Siemens’ primary contractual obligations regarding cash relate to debt, purchase obligations and operating leases.

The following table summarizes our contractual obligations as of September 30, 2012 that will result in future cash outflows:

	Payments due by period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(in millions of €)
Debt	20,707	3,826	1,940	7,325	7,615
Purchase obligations	20,519	14,097	3,256	1,650	1,515
Operating leases	3,167	812	1,043	543	770

Total contractual obligations	44,392	18,735	6,239	9,519	9,899

Debt—As of September 30, 2012, Siemens had €20.707 billion of short- and long-term debt, of which €3.826 billion will become due within the next twelve months. Short-term debt includes current maturities of long-term debt, as well as loans from banks coming due within the next twelve months. Further information about the components of debt is given in Item 18: Financial Statements—Notes to Consolidated Financial Statements—Note 22.

Debt for Siemens as of September 30, 2012 consisted of the following:

	Short-term	Long-term	Total
	(in millions of €)
Notes and bonds	2,018	16,194	18,212
Loans from banks	1,505	449	1,954
Other financial indebtedness	270	110	380
Obligations under finance leases	33	128	161

Total debt	3,826	16,880	20,707

Purchase obligations—Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding and which specify all of the following items: (1) fixed or minimum quantities, (2) fixed, minimum or variable price provisions and (3) approximate timing of the transaction. As of September 30, 2012, Siemens had €20.519 billion in purchase obligations. These purchase obligations primarily related to agreements of our Sectors on the purchase of goods such as property plant and equipment, intangible assets, raw materials and supplies or to the purchase of services such as advertising or maintenance. These purchase obligations have not been recognized as liabilities or expenses as of September 30, 2012.

In December 2010, Siemens and AtoS signed an option agreement (written call option) which granted AtoS the right to acquire Siemens IT Solutions and Services. Closing of the transaction was on July 1, 2011. Related to the transaction is a seven-year outsourcing contract worth around €5.5 billion, under which AtoS will provide managed services and system integration to Siemens. The expected remaining cash outflows from the outsourcing contract are included in these purchase obligations. For further information on that transaction see Item 18: Financial Statements—Notes to Consolidated Financial Statements—Note 4.

Operating leases—As of September 30, 2012, Siemens had a total of €3.167 billion in total future payment obligations under non-cancelable operating leases, mainly relating to SRE activities.

Other—Siemens is subject to asset retirement obligations related to certain items of property, plant and equipment. Such asset retirement obligations are primarily attributable to environmental clean-up costs related to remediation and environmental protection, which amounted to €1.224 billion as of September 30, 2012, and costs primarily associated with the removal of leasehold improvements at the end of the lease term of €58 million as of September 30, 2012. The environmental clean-up costs related to remediation and environmental protection liabilities have been accrued based on the estimated costs of decommissioning facilities for the production of uranium and mixed-oxide fuel elements in Hanau, Germany (Hanau facilities), as well as a nuclear research and service center in Karlstein, Germany (Karlstein facilities). For additional information with respect to asset retirement obligations, see Item 18: Financial Statements—Notes to Consolidated Financial Statements—Note 24.

Our liquidity may be adversely affected in future periods by regular or special contributions to fund our pension plans and similar commitments. As of September 30, 2012, our liability for pension plans and similar commitments as recognized in the Consolidated Statements of Financial Positions amounted to €9.926 billion. However, the recognized liability may fluctuate significantly in future periods due to changes in assumptions, in particular the discount rate, rate of future compensation increases and pension progression. Actual developments may differ from assumptions due to changing market, economic and governmental regulatory conditions, thereby resulting in an increase or decrease of the liability. Employer contributions expected to be paid to the funded pension plans during fiscal 2013 are €625 million, including contributions due to contractual and legal obligations of approximately €0.3 billion. Additional contributions to our pension benefit plans may be made or contractually agreed at the discretion of our management after the end of the reporting period. In fiscal 2009, Siemens reached an agreement with the trustees of certain pension plans in the U.K., which may lead to contractually agreed contributions of up to approximately €0.8 billion in coming years. For additional information regarding contributions to the fund our pension plans and similar commitments, see Item 5: Operating and financial review and prospects—Liquidity and capital resources—Capital resources and requirements—Funding of pension plans and similar commitments and Item 18: Financial Statements—Notes to Consolidated Financial Statements—Note 23.

For further information with respect to contractual obligations see Item 18: Financial Statements—Notes to Consolidated Financial Statements—Note 32.

Off-balance sheet arrangements

Guarantees—Siemens guarantees are principally credit guarantees and guarantees of third-party performance. As of September 30, 2012, the undiscounted maximum amount of potential future payments for guarantees was €8.205 billion, including guarantees relating to discontinued operations. Credit guarantees cover the financial obligations of third-parties in cases where Siemens is the vendor and/or contractual partner. In addition, Siemens provides credit guarantees generally as credit-line guarantees with variable utilization to joint ventures and associated and other companies accounted for using the equity method. Total credit guarantees were €635 million as of September 30, 2012. Furthermore, Siemens issues guarantees of third-party performance, which include performance bonds and guarantees of advanced payments in cases where Siemens is the general or subsidiary partner in a consortium. In the event of non-fulfillment of contractual obligations by the consortium partner(s), Siemens will be required to pay up to an agreed-upon maximum amount. Guarantees of third-party performance amounted to €1.566 billion as of September 30, 2012.

In fiscal 2007, The Federal Republic of Germany commissioned a consortium consisting of Siemens and IBM Deutschland GmbH (IBM) to modernize and operate the non-military information and communications technology of the German Federal Armed Forces (Bundeswehr). This project is called HERKULES. A project company, BWI Informationstechnik GmbH (BWI), will provide the services required by the terms of the contract. Siemens is a shareholder in the project company. The total contract value amounts to a maximum of approximately €6 billion. In connection with the consortium and execution of the contract between BWI and the Federal Republic of Germany in December 2006, Siemens issued several guarantees legally and economically connected to each other in favor of the Federal Republic of Germany and of the consortium member IBM. The guarantees ensure that BWI has sufficient resources to provide the required services and to fulfill its contractual obligations. Total future payments potentially required by Siemens amounted to €2.29 billion as of

September 30, 2012 and will be reduced by approximately €400 million per year over the remaining five-year contract period as of September 30, 2012. Yearly payments under these guarantees are limited to €400 million plus, if applicable, a maximum of €90 million in unused guarantees carried forward from the prior year.

Other guarantees amounted to €3.714 billion as of September 30, 2012 and included indemnifications issued in connection with dispositions of business entities. Such indemnifications, if customary to the relevant transactions, may protect the buyer from potential tax, legal and other risks in conjunction with the purchased business entity. Indemnifications primarily relate to NSN, disposed of in fiscal 2007, EN, disposed of in fiscal 2008, and to Siemens IT Solutions and Services, disposed of in fiscal 2011. In the event that it becomes probable that Siemens will be required to satisfy these guarantees, provisions are established. Such provisions are established in addition to the liabilities recognized for the non-contingent component of the guarantees.

Capital commitments—As of September 30, 2012, the Company had commitments to make capital contributions to various companies of €211 million.

For additional information with respect to guarantees and our other commitments, see Item 18: Financial Statements—Notes to Consolidated Financial Statements—Note 28.

Funding of pension plans and similar commitments

As of September 30, 2012, the combined funded status of Siemens’ pension plans showed an underfunding of €9.0 billion, compared to an underfunding of €6.2 billion as of September 30, 2011. A significant increase in Siemens’ defined benefit obligation (DBO) was only partly offset by an increase in the fair value of Siemens’ funded pension plan assets.

The DBO of Siemens’ pension plans, which takes into account future compensation and pension increases, amounted to €33.0 billion on September 30, 2012, an increase of €5.9 billion from the DBO at the end of the prior fiscal year. The DBO increased primarily due to a decrease in the discount rate for domestic pension plans and almost all our foreign pension plans.

The fair value of Siemens’ funded pension plan assets as of September 30, 2012, was €24.1 billion, compared to €21.0 billion at the end of the prior fiscal year. The increase was mainly due to the actual return on plan assets, which for fiscal 2012 amounted to €3.2 billion, resulting from both fixed income and equity investments. This represents a 15.6% actual return. For comparison, the expected return recognized through profit or loss for fiscal 2012 amounted to €1.3 billion, which corresponds to 6.3%.

The funding policy for our pension plans is part of our overall commitment to sound financial management, which also includes ongoing analysis of the structure of its pension liabilities. To balance return and risk, we have developed a pension benefit risk management concept. We have identified that the prime risk is a decline in the plans’ funded status as a result of the adverse development of plan assets and/or defined benefit obligations. The prime risk quantifies the expected maximum decline in the plans’ funded status for a given confidence level over a given time horizon. We monitor our investments and our defined benefit obligations in order to measure such prime risk. A risk budget on the Group level forms the basis for determining of our investment strategy, i.e. the strategic allocation of plan assets among asset classes and the degree of hedging for interest rate risk. We regularly review both our risk budget and investment strategy with external experts from the international asset management and insurance industry to afford an integrated view of pension assets and pension liabilities. We select asset managers based on our quantitative and qualitative analysis, and then continually monitor their performance and risk both on a stand-alone basis, and in the broader portfolio context. We review the asset allocation of each plan in light of the duration of the related pension liabilities and analyze trends and events that may adversely affect asset values, so that we can initiate appropriate countermeasures at a very early stage.

We also regularly review the design of our pension plans. Historically, the majority of our pension plans have included significant defined benefits. However, in order to reduce exposure to certain risks associated with defined benefit plans, such as longevity, inflation, effects of compensation increases and other factors, we implemented new pension plans during the last several years in some of our important regional companies including those for Germany, the U.S. and the U.K. The benefits of these new plans are based predominantly on the contributions we make. They are still affected by longevity, inflation adjustments and compensation increases, but only to a minor extent. We expect to continue evaluating the need to implement similar plan designs in coming years, to better control future benefit obligations and related costs.

The combined funded status of Siemens’ predominantly unfunded other post-employment benefit plans amounted to an underfunding of €0.7 billion as of September 30, 2012, compared to an underfunding of €0.8 billion at the end of the prior fiscal year. The underfunding decreased mainly due to a plan change of the main health care plan in the U.S. The group insurance program for a defined group of Siemens retirees is replaced by individual healthcare agreements between the affected beneficiaries and healthcare insurance providers, resulting in a one-time reduction of current and future contributions.

For more information on Siemens’ pension plans, see Item 18: Financial Statements—Notes to Consolidated Financial Statements—Note 23.

NET ASSETS POSITION

During fiscal 2012, total assets increased to €108.282 billion, up from €104.243 billion the year before. Our total assets in fiscal 2012 were influenced by positive currency translation effects of €2.644 billion due mainly to the US$. Within total assets of €108.282 billion, total assets related to SFS increased to €17.405 billion as of September 30, 2012 from €14.602 billion a year earlier, driven by the growth strategy at SFS. These amounts represented 16% of Siemens’ total assets in fiscal 2012, compared to 14% in the prior year. Total current assets were 48% in fiscal 2012, compared to 50% in the prior year.

The following table shows current assets at the respective balance sheet dates:

	Year ended September 30,
	2012	2011
	(in millions of €)
Cash and cash equivalents	10,891	12,468
Available-for-sale financial assets	524	477
Trade and other receivables	15,220	14,847
Other current financial assets	2,901	2,628
Inventories	15,679	15,143
Income tax receivables	836	798
Other current assets	1,277	1,264
Assets classified as held for disposal	4,800	4,917

Total current assets	52,129	52,542

Cash and cash equivalents totaled €10.891 billion as of September 30, 2012. The decrease of €1.577 billion from the prior-year level was mainly due to net cash provided by operating activities of €6.972 billion, more than offset by net cash used in investing activities of €5.685 billion and net cash used in financing activities of €2.916 billion in fiscal 2012. For detailed information, see Item 5: Operating and financial review and prospects—Liquidity and capital resources—Cash flow—Fiscal 2012 compared to fiscal 2011.

The growth strategy at SFS was the primary factor in the increase year-over-year of €373 million in the line item Trade and other receivables and the increase of €273 million in the line item Other current financial assets.

The increase of €536 million year-over-year in the line item Inventories was due primarily to higher inventories in Total Sectors. This factor was most notable in the Energy Sector driven by higher finished goods and products held for resale and in the Infrastructure & Cities Sector driven by an increase in costs and earnings in excess of billings on uncompleted contracts.

Assets classified as held for disposal decreased to €4.800 billion as of September 30, 2012 compared to €4.917 billion a year earlier. The decline year-over-year was due primarily to lower assets at OSRAM and the sale of our 25% interest in OAO Power Machines partly offset by an increase in assets relating to the solar business, which was classified as discontinued operations during the fourth quarter of fiscal 2012.

Long-term assets at the respective balance sheet dates were as follows:

	Year ended September 30,
	2012	2011
	(in millions of €)
Goodwill	17,069	15,706
Other intangible assets	4,595	4,444
Property, plant and equipment	10,763	10,477
Investments accounted for using the equity method	4,436	4,966
Other financial assets	14,666	12,126
Deferred tax assets	3,777	3,206
Other assets	846	776

Total long-term assets	56,153	51,701

Goodwill increased to €17.069 billion as of September 30, 2012 compared to €15.706 billion a year earlier. The increase in goodwill was due mainly to acquisitions and purchase accounting adjustments and to a lesser extent to currency translation differences. Acquisitions and purchase accounting adjustments included the acquisition of the Connectors and Measurements Division of Expro Holdings UK 3 Ltd in the Energy Sector, RuggedCom Inc. in the Industry Sector, the NEM B.V. business in the Energy Sector and eMeter Corporation in the Infrastructure & Cities Sector.

For information on additions to other intangible assets and property, plant and equipment see Item 5: Liquidity and capital resources—Capital resources and requirements.

Investments accounted for using the equity method decreased year-over-year by €530 million. The main factor was a sharply higher equity investment loss related to our share in NSN year-over-year.

The line item Other financial assets increased to €14.666 billion as of September 30, 2012 compared to €12.126 billion a year earlier. The change was due primarily to higher loan receivables driven by the growth strategy at SFS, an increase in the non-current portion of the fair market values of financial derivatives used for our hedging activities and an increase in the market value of our shares in AtoS.

The table below shows our current and long-term liabilities at the respective balance sheet dates:

	Year ended September 30,
	2012	2011
	(in millions of €)
Short-term debt and current maturities of long-term debt	3,826	3,660
Trade payables	8,036	7,677
Other current financial liabilities	1,460	2,247
Current provisions	4,750	5,168
Income tax payables	2,204	2,032
Other current liabilities	20,306	21,020
Liabilities associated with assets classified as held for disposal	2,054	1,756

Total current liabilities	42,637	43,560

Long-term debt	16,880	14,280
Pension plans and similar commitments	9,926	7,307
Deferred tax liabilities	494	595
Provisions	3,908	3,654
Other financial liabilities	1,083	824
Other liabilities	2,052	1,867

Total long-term liabilities	34,344	28,527

Short-term debt and current maturities of long-term debt increased by €166 million compared to the end of the prior fiscal year. The main factor of the increase were the reclassifications of €2.0 billion in 4.125% instruments, due in February 2013, and of US$1.0 billion term loan, due in August 2013, which was largely offset by redemptions, including €1.55 billion in 5.25% fixed-rate instruments, €0.7 billion in floating-rate assignable loans, US$0.5 billion in floating-rate notes and US$0.75 billion in 5.5% notes.

Trade payables increased to €8.036 billion as of September 30, 2012 compared to €7.677 billion a year earlier. The main factor in the increase was higher trade payables in the Energy Sector.

The decrease in the line item Other current financial liabilities to €1.460 billion as of September 30, 2012 from €2.247 billion in the prior-year is due mainly to a decrease in the current portion of the fair market values of financial derivatives used for our hedging activities and a decrease in miscellaneous liabilities, including liabilities relating to purchase price adjustments as well as purchase-price-related commitments in connection with the divestment of Siemens IT Solutions and Services.

Current provisions declined by €418 million compared to the prior year, which included substantial provisions related to particle therapy contracts in the Healthcare Sector and the divestment of Siemens IT Solutions and Services. Fiscal 2012 included an increase in provisions in the Energy Sector, primarily related to off-shore grid connection projects.

Other current liabilities decreased by €714 million compared to the prior year-end. The main factor was lower billings in excess of costs and estimated earnings on uncompleted contracts and related advances particularly in the Energy Sector.

Liabilities associated with assets classified as held for disposal increased to €2.054 billion as of September 30, 2012 from €1.756 billion in the prior year. The change year-over-year was due primarily to higher liabilities at OSRAM and the solar business, following its classification as discontinued operations as mentioned above.

Long-term debt increased by €2.601 billion due mainly to the issuance of US$3.0 billion bonds with warrant units and the issuance of €1.4 billion and £1.0 billion in fixed-rate instruments in four tranches. These issuances were partly offset by the above-mentioned reclassification in the line item Short-term debt and current maturities of long-term debt.

The line item Pension plans and similar commitments increased by €2.619 billion as of September 30, 2012, reflecting the increase in the underfunding of the funded status of Siemens’ pension plans as of September 30, 2012 to €9.0 billion, compared to €6.2 billion a year earlier.

The increase in the line item Provisions of €254 million year-over-year related primarily to an increase in the Energy Sector including provisions arising from project charges mentioned above and to liabilities relating to our Hanau and Karlstein facilities, partly offset by a decrease in provisions related to the divestment of Siemens IT Solutions and Services.

The line item Other financial liabilities increased by €258 million year-over-year mainly related to an acquisition with a minority shareholder, who was granted a put-option on the non-controlling interests.

Shareholders’ equity and total assets were as follows:

	Year ended September 30,
	2012	2011
	(in millions of €)
Total equity attributable to shareholders of Siemens AG	30,733	31,530
Equity ratio	28%	30%
Non-controlling interests	569	626
Total assets	108,282	104,243

Total equity attributable to shareholders of Siemens AG decreased from €31.530 billion at the end of fiscal 2011 to €30.733 billion at the end of fiscal 2012. In fiscal 2012, the main factors relating to the change in total equity attributable to shareholders of Siemens AG were: (1) Dividend payments of €2.629 billion (paid for fiscal 2011); (2) cancellation of 33,203,421 treasury shares, which reduced common stock from 914 million shares to 881 million shares; (3) repurchase of 23,202,500 treasury shares at a weighted average share price of €76.14; (4) net income attributable to shareholders of Siemens AG of €4.458 billion.

The line item Total equity attributable to shareholders of Siemens AG decreased by €797 million and total assets increased by €4.039 billion year-over-year, and as a result our equity ratio decreased to 28% as of September 30, 2012 compared to 30% in the prior-year.

For additional information on our net assets position, see Item 18: Financial Statements—Notes to Consolidated Financial Statements.

European sovereign credit exposures—Due to the recent uncertainties with regard to European sovereign debt exposures we regularly monitor our credit exposures in particular to public and private sector debtors in Italy, Spain, Greece, Portugal and Ireland. These credit exposures include trade receivables from the sale of goods and services, receivables from finance leases and other financial assets. To evaluate these exposures we perform a credit rating for public and private sector debtors using different methods subject to centrally defined limits. For exposures to public sector debtors, which represented approximately a quarter of these exposures, we applied a specific policy: This policy provides that the rating applied to individual public sector customers cannot be better than the weakest of the sovereign ratings provided by Moody’s, S&P’s and Fitch for the respective country. Based on our ratings and our credit exposures to end customers or main contractors located in Italy, Spain, Greece, Portugal and Ireland, totaling a low single-digit billion € amount as of September  30, 2012, we believe that Siemens is well-positioned to bear these risks.

SUBSEQUENT EVENTS

After the end of fiscal 2012, Siemens announced the acquisition of LMS International NV, Belgium, a leading provider of mechatronic simulation solutions. With the acquisition, which will be integrated in the Industry Sector’s Industry Automation Division, Siemens intends to expand and complement the Industry Sector’s product lifecycle management portfolio with mechatronic simulation and testing software. The purchase price amounts to approximately €680 million. The transaction is subject to approval by regulatory authorities. Closing is expected in the second quarter of fiscal 2013.

Also after the end of fiscal 2012, Siemens announced that it plans to divest the business activities included in the Industry Sector’s Water Technologies Business Unit, which as of September 30, 2012 was part of the Industry Automation Division. The Business Unit’s offerings comprise solutions for municipal and industrial water purification and wastewater treatment.

In addition, after the end of fiscal 2012, Siemens signed an agreement to acquire Invensys Rail, the rail automation business of Invensys plc., U.K. (Invensys), which shall be integrated in the Infrastructure & Cities Sector’s Mobility and Logistics Division. The purchase price amounts to approximately €2.2 billion. The transaction is subject to Invensys’ shareholder approval, which is expected to be voted on at a General Meeting planned for December 2012. Furthermore, Invensys’ lenders, the U.K. pension regulator and anti-trust authorities need to consent to the transaction. Closing of the transaction is expected in the third quarter of fiscal 2013.

Furthermore after the end of fiscal 2012, Siemens announced that it plans to divest the Infrastructure & Cities’ Logistics and Airport Solutions Business Unit, which as of September 30, 2012 was part of the Mobility and Logistics Division. The Business Unit’s offerings comprise products, solutions (including IT solutions) and services for cargo tracking and baggage handling and for postal automation including letter and parcel sorting.

REPORT ON EXPECTED DEVELOPMENTS

WORLDWIDE ECONOMY

According to predictions of IHS Global Insight, global GDP growth is expected to stabilize in 2013, but at 2.6% it would remain below its long-term trend rate of around 3.5%. The economic outlook is dampened mainly by the unstable situation in Europe, as the continuing stagnation of growth and financial uncertainty in this region cause headwinds for global demand and the global economy in general. Furthermore, automatic spending cuts and tax increases that could take effect in the U.S. at the beginning of 2013 (“fiscal cliff”) could have a major negative impact on the U.S. and the global economy. Moreover, geopolitical tensions in North Africa and the Middle East may lead to a surge in oil prices, which could further hamper global economic activity. On the upside, the global economy could gain support from expansive monetary measures in emerging markets and developed economies, especially the long-term bond-buying program (Quantitative Easing 3, or QE3) in the U.S. and the government bond purchase program (Outright Monetary Transactions, OMT) of the European Central Bank, and an increase in fiscal spending in China. Overall, GDP growth is expected to continue to be markedly higher in emerging markets than in industrialized countries.

Europe’s economic performance is expected to remain sluggish in the years ahead, as the region’s crisis countries will continue to suffer from high government debt levels, tight fiscal policies and high levels of unemployment. The weak economic development in the south is forecast to continue to dampen northern export economies such as Germany. Nevertheless, Germany should still be able to grow slightly due to strengthened domestic demand. In particular private consumption is expected to grow further due to low unemployment and solid growth in real wages. Exports could continue to contribute to growth despite the deep recessions in many Euro-area economies, because non-Eurozone countries are becoming more and more important for German exporters. The geopolitical development in the Middle East and Africa has a strong influence on oil prices and thus on costs in global supply chains. For example, sanctions including oil embargos against Iran and spillover effects of political turmoil in Syria could lead to higher oil prices and a slowdown of economic activity.

Within the Americas, much in the U.S. will depend on the handling of the fiscal cliff, which if it takes place would result in expiration of broad-based personal income tax cuts and implementation of federal spending cuts. These in turn could lead to a recession in the U.S. Some support for the economy will come from the Federal Reserve Bank. QE3, the decision of the Federal Reserve to make monthly purchases of mortgage-backed securities worth US$40 billion, should lower longer-term interest rates and support investment spending and the real estate market in 2013. Latin America is expected to profit from reacceleration of growth in Brazil, which should benefit from the expansive monetary policy of the Brazilian Central Bank. Beyond that, Brazil’s planned investments related to the upcoming World Cup in 2014 and the Olympic Games in 2016 should provide a strong fiscal stimulus.

In Asia, China and India continue to be major growth engines. The increase in government spending should help China’s economy counteract the negative effect of low export demand. Growth in Asia is also supported by other fast-growing countries including Indonesia and Vietnam, whose production should expand by 5% to 6% in the coming years. The outlook for Japan is less optimistic. For 2013 growth will slow down again, as consumer spending is still subdued and deflation risk has increased again. India could benefit from its announced macroeconomic reform package. The Indian rupee, which lost 25% of its value between July 2011 and September 2012, stabilized after the announcement. The underdeveloped infrastructure of the country is still a major risk for industrial growth. Major grid failures due to a persistent energy supply-demand gap can severely hurt economic activity.

All in all, growth in global GDP is expected to gradually go back to the pre-crisis trend of around 3.5% in 2014. Nevertheless, the financial crisis in the advanced economies will have a lasting effect. For example, there remain significant downside risks of a new escalation of the European sovereign debt crisis. On the other hand, a fast resolution of the crisis could bring growth back to trend sooner than expected.

Gross fixed investments in real terms are expected to grow faster than GDP in both 2013 and 2014. On a global basis, IHS Global Insight is estimating 4.2% growth in gross fixed investments in 2013 and 5.7% growth in 2014. In both years the Asia, Australia and Americas regions are expected to achieve clear growth in gross fixed investments while the Europe, C.I.S., Africa, Middle East region is lagging behind, mainly due to low investment levels in Europe.

Manufacturing value added in real terms is also projected to grow somewhat faster than GDP. On a global basis, IHS Global Insight is estimating 3.7% growth in manufacturing value added in 2013 and 4.6% growth in 2014. Clear growth above the global average is expected in the Asia, Australia region. Growth in the Americas and Europe, C.I.S., Africa, Middle East, particularly in Europe, is expected to be markedly slower than in Asia, Australia.

The forecasts presented here for gross domestic product, gross fixed investment and manufacturing value are based on a report from IHS Global Insight dated October 15, 2012. Siemens has not independently verified this data.

MARKET DEVELOPMENT

We expect the growth of markets served by our Energy Sector to recover somewhat from the downturn in fiscal 2012 and to return to moderate growth in the fiscal years 2013 and 2014. On an overall basis, we expect generally strong demand from emerging markets, which continue to expand their power infrastructures, and from developed economies, which need to modernize their aging energy infrastructures and have committed to implementing environment-friendly energy policies. Overall, the global market development for Energy depends to a large degree on resolution of the sovereign debt crisis in a number of developed countries. Nevertheless, for fiscal year 2013 we expect the fossil power generation market to return to prior levels. For the wind onshore market we expect a flat development, with the regions Europe, C.I.S., Africa, Middle East and Asia, Australia offsetting a drop in demand in the U.S. Offshore wind markets are expected to regain growth momentum following slack demand in fiscal 2012. Price pressure is expected to remain very strong. The energy transmission markets are expected to grow moderately over the next two fiscal years.

For the next two fiscal years, we expect the healthcare markets in which our Healthcare Sector participates to expand moderately but below the long-term growth rates anticipated for this industry. Public healthcare systems have been under cost pressure for some time, and this situation is likely to continue while governments address their high sovereign debt levels particularly in the U.S. and the Eurozone. In the U.S., a health care reform was enacted in the spring of 2010. In particular in connection with this reform, it is currently expected that an excise tax will be charged on certain medical devices from 2013 onwards. Siemens believes that this tax will impact all businesses except of Audiology. A continuing trend towards Accountable Care is driving provider consolidation and closer alignment between hospitals and physicians. Emerging markets will continue to be a growth driver, particularly China with double digit growth rates. In Europe we expect overall at best a flat market environment.

Due to an uncertain economic outlook, the Industry Sector expects that most of its customers will continue to invest cautiously in fiscal 2013. In the years ahead we expect markets, including those served by the Industry Automation Division and certain businesses within the Drive Technologies Division, to return to their long-term moderate growth rates. The exception is the still relatively small but dynamic market segment for industrial IT, which we expect to grow significantly faster. In emerging markets, we expect that Industry customers will continue to expand and modernize their production capabilities. In developed economies, we expect that our customers will focus on modernizing their production facilities, though the actual development of investments may differ by country and industrial market segment.

Worldwide markets for solutions provided by our Infrastructure & Cities Sector benefit from the long-term global trend towards urbanization. We expect the Sector’s markets to grow moderately in fiscal 2013, including large infrastructure projects in rail systems. We anticipate that this will include balanced growth across our reporting regions in fiscal 2013. For fiscal 2014 we expect a slowdown in growth. While the Americas and Asia, Australia are expected to continue their moderate growth, demand in Europe, C.I.S., Africa, Middle East is expected to decline due mainly to a declining demand in Europe. We expect that growth in the rail transportation and logistics markets in fiscal 2013 will benefit from large rail projects, particularly in the Europe, C.I.S., Africa, Middle East region. We expect a lower number of large projects in fiscal 2014 and an associated slowdown in market growth. Overall, the development of the markets for products, solutions and services for rail transportation and logistics is largely driven by public spending. As customers in these markets usually have multi-year planning and implementation horizons, they tend to be independent of short-term economic trends. For the low and medium voltage and smart grid markets we anticipate slight growth in 2013 and somewhat faster growth in fiscal 2014. Despite continued demand for energy efficiency solutions, we expect growth in building and construction markets to slow down in fiscal 2013, with some improvement in 2014 particularly in the U.S.

Following its reorganization at the beginning of fiscal 2012, SFS’ business is geared even more to the Siemens Sectors and their markets and provides even stronger support to the operating business of Siemens. As such SFS is, among other factors, influenced by the overall business development of the markets served by the four Sectors.

SIEMENS GROUP

Results of operations

We are basing our outlook for the Siemens Group and its segments on the above-mentioned expectations regarding the overall economic situation and specific market conditions over the next two fiscal years. The outlook is based also on an exchange rate of US$1.25 per €. We further expect that results for fiscal 2013 and particularly fiscal 2014 will be influenced by “Siemens 2014,” our company-wide program for improving profitability in our Sectors through cost reduction, strengthening core activities, improving our go-to-market setup, optimizing our corporate infrastructure, and simplifying our governance. Specific expectations related to “Siemens 2014” are detailed in the paragraphs below.

We expect that revenue in fiscal 2013 will approach the level reached in fiscal 2012 on an organic basis. We expect revenue development to benefit from conversion of our order backlog (defined as the sum of order backlogs of our Sectors) of €98 billion as of September 30, 2012. From this backlog we expect to convert approximately €41 billion of past orders into current revenue in fiscal 2013 and approximately €23 billion into revenue in fiscal 2014. Within these numbers for fiscal 2013, we expect approximately €21 billion in revenue conversion from the €55 billion backlog of the Energy Sector, approximately €10 billion in revenue conversion from the €24 billion backlog of Infrastructure & Cities, approximately €7 billion in revenue conversion from the €11 billion backlog of Industry and approximately €3 billion in revenue conversion from the €7 billion backlog of Healthcare. Based on an expected overall improvement in the markets served by our Sectors, we expect revenue to return to moderate growth in fiscal 2014. We also expect revenue from emerging markets, which accounted for 33% of total revenue in fiscal 2012, to grow faster than overall revenue in the coming two fiscal years.

We expect that the revenue growth rate for our Environmental Portfolio will be higher than for Siemens overall. In fiscal 2010, we set ourselves the goal to increase revenue from our Environmental Portfolio to more than €40 billion in fiscal 2014, up from €33 billion in fiscal 2012. Due to the planned disposals mentioned earlier, including OSRAM, the Water Technologies Business Unit, and our solar business, we believe it will be much more challenging to achieve this goal. For further information on the water and solar divestments, see Item 4: Information on the Company—Description of business—Industry and —Energy, respectively.

The goal of the “Siemens 2014” program mentioned above is to raise our Total Sectors profit margin to at least 12% by fiscal 2014. To achieve this goal, we are targeting productivity gains totaling approximately €6 billion over the next two fiscal years. In the area of cost reduction, we intend to derive approximately €3 billion from better integrating engineering, purchasing and production processes and overall material productivity; approximately €1 billion from further improving global capacity utilization and presence; and approximately €1 billion from improving efficiency and quality in production processes and project execution. The remaining portion of the productivity gains is spread over a number of smaller topics, including our go-to-market setup, worldwide infrastructure, and governance processes.

To achieve the targeted results, our Sectors are undertaking a broad range of measures expected to lead to charges totaling up to €1.5 billion over the next two fiscal years. We anticipate recording approximately €1.0 billion of these charges in fiscal 2013 and the balance in fiscal 2014. The Total Sectors profit margin target of at least 12% mentioned above takes into consideration a number of expectations for fiscal 2014, including: moderate revenue growth; all four sectors in their EBITDA margin ranges, due in part to the productivity gains described above; pricing pressure in the range of 2.5% to 3.0% per year; and moderate cost increases including wage developments. In addition, we expect that influences on profitability from acquisitions and disposals will be broadly offsetting over the next two fiscal years. We expect acquisitions to be highly accretive to profitability in the medium term.

For fiscal 2013, we expect income from continuing operations in the range from €4.5 to €5.0 billion, including the effect of early adoption of International Accounting Standard 19 Revised (IAS 19R). Based on our above-mentioned goal of a Total Sectors profit margin of at least 12% by fiscal 2014, we expect fiscal 2014 income from continuing operations to show strong improvement compared to fiscal 2013. This forecast excludes impacts related to legal and regulatory matters and significant portfolio effects.

Results of operations in fiscal 2013 will include adoption of IAS 19R. We anticipate that IAS 19R will significantly impact Income from continuing operations, due primarily to an increase in centrally carried pension expense within Corporate items and pensions. We adopted IAS 19R after the close of fiscal 2012, on a retrospective basis. On a preliminary basis, had IAS 19R been applied in fiscal 2012, the impact on Income from continuing operations for fiscal 2012 would have been approximately a negative €0.3 billion after tax, resulting in Income from continuing operations of approximately €4.9 billion for fiscal 2012. For fiscal 2013, we expect pension expense on a similar level compared to fiscal 2012, including the effect of IAS 19R in both years.

We are exposed to currency translation effects, involving the US$, British £ and currencies of emerging markets such as China, India and Brazil. We expect volatility in global currency markets to continue in fiscal 2013. Given that Siemens is a net exporter from the Eurozone to the rest of world, a weak Euro is principally favorable for our business and a strong Euro is principally unfavorable. Through adaptation of our production facilities during the recent past, we have improved our natural hedge on a global basis. In addition, we have already systematically addressed the remaining currency risk in our export business activities for fiscal 2013, see Item 18: Financial Statements—Notes to Consolidated Financial Statements—Note 31. We expect these steps to help to limit effects on income related to currency in fiscal 2013.

Our most important financial goal is capital efficiency, which we measure in terms of adjusted return on capital employed (ROCE (adjusted)). Due mainly to our expectations regarding the development of income from continuing operations, we expect ROCE (adjusted) on a continuing basis around the lower end of our target range of 15% to 20% in fiscal 2013, and in the upper half of the range in fiscal 2014. This expectation excludes significant portfolio effects, in particular potential acquisitions, which may substantially increase our capital employed and therefore reduce ROCE. For further information see Item 5: Operating and financial review and prospects—Business and economic environment—Financial performance measures.

We intend to continue providing an attractive return to shareholders. In the years ahead we intend to propose a dividend payout which, combined with outlays for share buybacks during the fiscal year, results in a sum representing 40% to 60% of Net income, which for this purpose we may adjust to exclude exceptional non-cash effects.

Financial position

We intend to remain conservative with regard to our financial position, including liquidity, in order to maintain operational and strategic flexibility. We expect Free cash flow from continuing operations in fiscal 2013 and 2014 to be burdened by substantial cash outflows related to the program-related charges included in our “Siemens 2014” program as discussed above. For Free cash flow, we anticipate that the recent trend of somewhat lower prepayments will continue, as customers seek to maintain their liquidity. Along with these effects, we expect continued significant outflows for investing activities in the next two years. SFS intends to continue with its growth strategy focused on the business areas of our Sectors. Furthermore, we expect significant outflows for strengthening our core activities in connection with “Siemens 2014.” This already includes our previously announced acquisition of LMS for approximately €0.7 billion. For comparison, we spent €1.3 billion for acquisitions in fiscal 2012. Among the planned divestments mentioned above, the intended method of divesting OSRAM, through a spin-off of the majority of shares to shareholders in fiscal 2013, will have no cash impact on our financial position.

We intend to maintain our focus on net working capital management as an important factor within operating activities, and on investments in intangible and tangible assets within cash used in investing activities. For both net working capital and capital investments in intangible assets and property, plant and equipment, we take into account both the macroeconomic environment and our own order growth. We will retain our stringent approval process for capital investments, which goes up to the Managing Board. For further information, see Item 5: Operating and financial review and prospects—Business and economic environment—Liquidity and capital resources—Capital resources and requirements.

In the area of investment planning, we expect to continue investing in our established markets, such as to safeguard market share and competitive advantages based on technological innovation. We will also continue investing in emerging markets, such as for increasing our capacities for designing, manufacturing and marketing new solutions within these markets. With regard to capital expenditures of our Sectors in property plant and equipment and intangible assets, we expect fiscal 2013 spending on the level of fiscal 2012.

Energy plans to invest mainly in innovation and in expanding its global footprint to secure organic growth and competitiveness by achieving cost leadership. These investments include further spending in the extension of capacities and facilities such as for the technology-driven wind power market, particularly in northern Europe. The Healthcare Sector continues to invest in property, plant and equipment and intangible assets including developing and implementing software and IT solutions relating mainly to the medical imaging, therapy systems and laboratory diagnostics businesses. The Industry Sector intends with its investments mostly to strengthen its regional footprint in emerging markets. This includes further investments in replacing products and ramping up capacities, particularly at Industry Automation in China, and implementing additional productivity measures, particularly at Drive Technologies. The Infrastructure & Cities Sector plans to strengthen its regional footprint in emerging markets and its position in fast-growing market segments. This includes innovation projects at low- and medium-voltage as well as investments related to larger projects at Rail Systems.

With our ability to generate positive operating cash flows, our total liquidity of €11.415 billion as of September 30, 2012, our €6.8 billion in undrawn lines of credit and our credit ratings at year-end, we believe that we have sufficient flexibility to fund our capital requirements including scheduled debt service, regular capital spending, ongoing cash requirements from operating and SFS financing activities, dividend payments, pension plan funding and portfolio activities. Also in our opinion, our working capital is sufficient for the Company’s present requirements.

For the medium-term we set ourselves a target for our capital structure, defined as the ratio of adjusted industrial net debt to adjusted EBITDA. We seek to achieve a ratio in the range of 0.5 to 1.0. In fiscal 2012 we exercised the flexibility built into our capital structure for achieving other goals, including share buybacks, resulting in a ratio of 0.24. We expect to increase this ratio during the next two fiscal years.

SEGMENTS

As for the Group, our outlook for our segments is based on the above-mentioned expectations regarding the overall economic situation and specific market conditions over the next two fiscal years.

For fiscal 2013, we expect orders to increase on an organic basis year-over-year. We expect Total Sectors organic revenue in 2013 to approach the level reached in fiscal 2012. In particular, we expect a revenue decline in Energy due in part to order development in fiscal 2012, when the Sector’s book-to-bill ratio was below one. We anticipate that a challenging market environment will continue to hold back revenue development in Industry. Revenue in fiscal 2013 is expected to rise slightly year-over-year in Healthcare and Infrastructure & Cities. While we expect Total Sectors organic revenue to return to moderate growth in fiscal 2014, this expectation is dependent particularly on businesses that are sensitive to short-term changes in the economic environment.

Overall, volume development in our Sectors in the next two fiscal years is expected to include pricing pressure, particularly in Healthcare and Energy. We expect pricing pressure in fiscal 2013 to be at a level similar to fiscal 2012.

We expect Total Sectors profit in fiscal 2013 to be impacted by the charges mentioned above related to the “Siemens 2014” program, totaling approximately €1.0 billion. Including their respective portions of these charges, profit at Industry and Infrastructure & Cities is expected to decline year-over-year. We expect profit at Energy to increase year-over-year despite program-related charges, because the basis of comparison in fiscal 2012 includes substantial profit impacts related to large complex projects and a change in credit risk assessment for Iran. We expect that Healthcare will increase its profit year-over-year, despite further charges related to its Agenda 2013 initiative, in part because the Sector will benefit from the initiative’s productivity measures which have been implemented from the beginning of fiscal 2012.

Looking ahead to fiscal 2014, we expect all four Sectors to increase their profit compared to fiscal 2012, as part of our intention to raise our Total Sectors profit margin to at least 12% by fiscal 2014. We anticipate that these results will be based mostly on the productivity improvements we intend to achieve with the “Siemens 2014” program, combined with sharply lower program-related charges in fiscal 2014 compared to fiscal 2013.

As part of One Siemens, we have defined adjusted EBITDA margin corridors for the respective industries of our four Sectors, which the Sectors seek to achieve and maintain throughout the complete business cycle. For further information see Item 5: Operating and financial review and prospects—Business and economic environment—Financial performance measures. For Energy the margin corridor is 10% to 15%; for Healthcare the margin corridor is 15% to 20%; for Industry the margin corridor is 11% to 17%; and for Infrastructure & Cities the margin corridor is 8% to 12%. Despite the substantial charges we expect in fiscal 2013 related to the “Siemens 2014” program, we expect that only Infrastructure & Cities will remain below its corridor in fiscal 2013. Based on anticipated productivity improvements, we expect all four Sectors to be within their EBITDA corridors by fiscal 2014.

We expect that Equity Investments will result in substantially lower losses in fiscal 2013 compared to fiscal 2012, which was impacted by charges largely related to the repositioning measures at NSN mentioned above. We expect these charges to be substantially lower in the next two years.

In the next two fiscal years, SFS intends to continue to expand its efforts to meet the growing demand for financial solutions, particularly with regard to the business-to-business area that involves both Siemens and external customers. Within One Siemens, the target range for return on equity or ROE (after tax) for SFS is 15% to 20%. We expect that SFS will continue to reach this range in both fiscal 2013 and 2014. With regard to profit (defined as income before income taxes), we anticipate that fiscal 2013 profit will be slightly below the level of fiscal 2012, which included a gain of €78 million on the sale of an investment.

We expect that SRE will continue with real estate disposals depending on market conditions, as it has in the past two years. We expect results from Corporate items and pensions in fiscal 2013 to be approximately a negative €1 billion.

OVERALL ASSESSMENT

In fiscal 2013, Siemens begins implementation of “Siemens 2014,” a company-wide program supporting our One Siemens framework for sustainable value creation. The goal of the program is to raise our Total Sectors profit margin to at least 12% by fiscal 2014.

In the first year of the program, we expect moderate order growth and revenue approaching the level of fiscal 2012, both on an organic basis. We expect income from continuing operations in the range from €4.5 to €5.0 billion, including the effect of retrospective adoption of IAS 19R. This includes charges totaling approximately €1.0 billion for program-related productivity measures in the Sectors, with the productivity gains realized in our results for fiscal 2014.

This outlook is based on a number of conditions, notably that revenue develops as expected particularly for businesses that are sensitive to short-term changes in the economic environment. Furthermore, it excludes impacts related to legal and regulatory matters and significant portfolio effects. Overall, the actual development for Siemens and its Segments may vary, positively or negatively from our expectations due to the risks and opportunities described elsewhere in this document. See Item 3: Key information—Risk factors as well as Item 5: Operating and financial review and prospects—Report on expected developments—Opportunities. This report on expected developments should be read in conjunction with Forward-looking statements at the beginning of this document.

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

Through selective acquisitions, equity investments and partnerships we constantly strive to strengthen our leading technology position, open up additional potential markets or further develop our product portfolio:    We constantly monitor our current and future markets for opportunities for strategic acquisitions, equity investments or partnerships to complement organic growth. Such activities could help us to strengthen our market position in our existing markets, provide access to new markets or complement our technological portfolio in selected areas.

We particularly see further opportunities in the above-average growth potential of emerging markets:    It is expected that in coming years emerging markets will continue to grow significantly faster than industrialized nations, led by strong growth in the BRIC countries Brazil, Russia, India and China as well as by growth opportunities in the second wave emerging markets like Chile, Indonesia, Mexico, Poland or Turkey. Within One Siemens, we want to take measures aimed at continuously increasing our share of revenue from emerging markets. We believe that developing the capability to design, manufacture and sell so-called SMART (simple, maintenance-friendly, affordable, reliable, and timely to market) products will provide us with opportunities to gain market share and enhance our local presence in these strategic growth markets. Adding further SMART products to our portfolio and developing stronger sales channels would enable us to increase our revenues by serving large and fast-growing regional markets, where customers may consider price more strongly than product features when making a purchase decision.

Localizing value chain activities in low cost countries could further improve our cost position: Localizing certain value chain activities, such as procurement, manufacturing, maintenance and service in markets such as the BRIC countries and other emerging markets, as well as the Middle East could enable us to reduce costs and to strengthen our global competitive position, in particular compared to competitors based in countries with a more favorable cost structure.

We constantly strive to develop new technologies, new products and solutions as well as to improve existing ones:    We invest in new technologies that we expect to meet future demands in accordance with the four strategic megatrends demographic change, urbanization, climate change and globalization (for further information see Item 4: Information on the Company—Strategy—Global megatrends. For instance, starting with fiscal 2012 we extended our solution portfolio in exploiting the future infrastructure spending of the customer group “Cities” by bundling our competencies and providing innovative and customized city concepts for the relevant city stakeholders in our Sector Infrastructure & Cities. In this area, we believe to haven taken a competitive lead in servicing this client base. Our approach is based on a global network of city account managers allowing us to leverage the ability to replicate successful city solutions and the capability of delivering both unbundled and packaged city solutions by integrating one or all of the competencies of our different business areas.

We are in the process of continuously developing and implementing initiatives to reduce costs, adjust capacities, improve our processes and streamline our portfolio:    In an intensified competitive market environment, a competitive cost structure complements the competitive advantage of being innovative. We believe that further improvements in our cost position strengthen our global competitive position and secure our market presence against emerging and incumbent competitors. For example, we expect to create sustainable value from productivity measures in the Sectors in connection with “Siemens 2014,” as mentioned earlier a company-wide program supporting our One Siemens framework.

We have an opportunity to further grow in the area of environment and climate protection:    Many of the key areas of our research and development activities focus on products and solutions capable of strengthening and advancing our Environmental Portfolio. Our Environmental Portfolio comprises products and solutions with outstanding energy efficiency, systems and components for renewable forms of energy, and other environmental technologies. These products and solutions are intended to help our customers to reduce their carbon dioxide footprint, cut their energy costs and improve their profitability through increased productivity. We believe that public policy initiatives in many countries will lead to greater demand for such products and solutions in the years ahead, including from government stimulus programs. For further information, see Item 4: Information on the Company—Environmental portfolio.

We see potentials in utilizing cross-collaboration among our broad portfolio and global presence to offer more innovative and holistic solutions:    Our technological and market experience across our Sectors and Cluster enables us to leverage cross-divisional innovation or cross-regional solutions to address the specific needs of our customers. Complemented by our Financial Services organization and its portfolio we believe on further growth opportunities in our existing markets and possibilities to explore new market opportunities.

CRITICAL ACCOUNTING ESTIMATES

Siemens’ Consolidated Financial Statements are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB and as adopted by the European Union (EU). Siemens’ significant accounting policies, as described in Item 18: Financial Statements—Notes to Consolidated Financial Statements—Note 2 are essential to understanding the Company’s results of operations, financial positions and cash flows. Certain of these accounting policies require critical accounting estimates that involve complex and subjective judgments and the use of assumptions, some of which may be for matters that are inherently uncertain and susceptible to change. Such critical accounting estimates could change from period to period and have a material impact on the Company’s results of operations, financial positions and cash flows. Critical accounting estimates could also involve estimates where management reasonably could have used a different estimate in the current accounting period. Management cautions that future events often vary from forecasts and that estimates routinely require adjustment.

Revenue recognition on construction contracts—The Company’s Sectors, particularly Energy, Industry and Infrastructure & Cities, conduct a significant portion of their business under construction contracts with customers. The Company generally accounts for construction projects using the percentage-of-completion method, recognizing revenue as performance on contract progresses. Certain long-term service contracts are accounted for under the percentage-of-completion method as well. This method places considerable importance on accurate estimates of the extent of progress towards completion and may involve estimates on the scope of deliveries and services required for fulfilling the contractually defined obligations. Depending on the methodology to determine contract progress, the significant estimates include total contract costs, remaining costs to completion, total contract revenues, contract risks, including technical, political and regulatory risks, and other judgments. Management of the operating Divisions continually reviews all estimates involved in such construction contracts, including commercial feasibility, and adjusts them as necessary. Under the percentage-of-completion method, such changes in estimates may lead to an increase or decrease of revenues in the respective reporting period. The Company also uses the percentage-of-completion method for projects financed directly or indirectly by Siemens. In order to qualify for such accounting, the credit quality of the customer must meet certain minimum parameters as evidenced by the customer’s credit rating or by a credit analysis performed by Financial Services (SFS). At a minimum, a customer’s credit rating must be single B or B2 respectively from external rating agencies or an equivalent SFS-determined rating. In cases the inflow of economic benefits is not probable due to customer related credit risks the revenue is restricted to the amount of payments irrevocably received. The Company believes the credit factors used provide a reasonable basis for assessing credit quality.

Trade and other receivables—The allowance for doubtful accounts involves significant management judgment and review of individual receivables based on individual customer creditworthiness, current economic trends including the developments of the European sovereign debt crisis and analysis of historical bad debts on a portfolio basis. For the determination of the country-specific component of the individual allowance, we also consider country credit ratings, which are centrally determined based on information from external rating agencies. Regarding the determination of the valuation allowance derived from a portfolio-based analysis of historical bad debts, a decline of receivables in volume results in a corresponding reduction of such provisions and vice versa. As of September 30, 2012 and 2011, Siemens recorded a total valuation allowance for trade and other receivables of €1,190 million and €1,147 million, respectively.

Impairment—Siemens tests at least annually whether goodwill has incurred any impairment, in accordance with its accounting policy. The determination of the recoverable amount of a cash-generating unit or a group of cash-generating units to which goodwill is allocated involves the use of estimates by management. The outcome predicted by these estimates is influenced e.g. by the successful integration of acquired entities, volatility of capital markets, interest rate developments, foreign exchange rate fluctuations and the outlook on economic trends. The recoverable amount is the higher of the cash-generating unit’s or the group of cash-generating units’ fair value less costs to sell and its value in use. The Company generally uses discounted cash flow based methods to determine these values. These discounted cash flow calculations use five-year projections that are based on financial plannings. Cash flow projections take into account past experience and represent management’s best estimate about future developments. Cash flows after the planning period are extrapolated using individual growth rates. Key assumptions on which management has based its determination of fair value less costs to sell and value in use include estimated growth rates, weighted average cost of capital and tax rates. These estimates, including the methodology used, can have a material impact on the respective values and ultimately the amount of any goodwill impairment. In fiscal 2011, the Company assessed the current commercial feasibility of its solar and hydro business, the level at which goodwill is monitored from the group perspective, as part of the Renewable Energy Division of the Energy Sector and recorded a goodwill impairment loss. Further impairments were recorded in fiscal 2012. These impairments are presented in discontinued operation. In fiscal 2010, a goodwill impairment of €1,145 million was recognized in the Diagnostics Division of the Healthcare Sector.

Likewise, whenever property, plant and equipment, other intangible assets and investments accounted for using the equity method are tested for impairment, the determination of the assets’ recoverable amount involves the use of estimates by management and can have a material impact on the respective values and ultimately the amount of any impairment.

The equity method requires an analysis of triggering events for impairment or reversal of impairment. Whether future impairments or a reversal of the impairment of our investment in Nokia Siemens Networks B.V. (NSN) will be required is dependent on its ability to grow and (or) otherwise return to increasing profitability.

Non-current assets and disposal groups classified as held for disposal—Assets held for disposal and disposal groups are measured at the lower of their carrying amount and their fair value less costs to sell. The determination of the fair value less costs to sell includes the use of management estimates and assumptions that tend to be uncertain.

In the fourth quarter of fiscal 2012, Siemens decided to sell its solar business consisting of the Business Units Solar Thermal Energy and Photovoltaics. As of the end of fiscal 2012, Siemens classified each business unit as held for disposal and discontinued operation as a sale within one year was considered highly probable by the management.

In June 2012, Siemens classified OSRAM as held for disposal and discontinued operations as a listing via spin-off within one year was considered highly probable. This expectation is based on management’s judgment considering the obligatory shareholder approval based on past experience with other capital matters suggested for approval at the general shareholders’ meeting, feedback from the financial market and the economic rationale of the decision from a shareholder perspective.

In fiscal 2011, the disposal group Siemens IT Solutions and Services was measured at fair value less costs to sell upon classification as held for disposal and discontinued operation. The fair value was assumed to be represented by the purchase price as negotiated between Siemens and Atos S.A. (AtoS) including the consideration that AtoS committed itself to pay for the transfer of Siemens IT Solutions and Services less commitments entered into by Siemens. The valuation of these commitments involves subjective judgment by management on the probability, timing and amount of these obligations. These management estimates had an effect on the amount of impairment losses recognized during fiscal 2011 and on the deconsolidation result recognized in the fourth quarter of fiscal 2011 as well as on the subsequent measurement of the obligations in fiscal 2012. These estimates are subject to change and thus any variation to the estimates could influence the amount of the total loss on the disposal of Siemens IT Solutions and Services presented within discontinued operations beyond fiscal 2011.

Employee benefit accounting—Pension plans and similar commitments—Obligations for pension and other post-employment benefits and related net periodic benefit costs are determined in accordance with actuarial valuations. These valuations rely on key assumptions including discount rates, expected return on plan assets, expected salary increases, mortality rates and health care trend rates. The discount rate assumptions are determined by reference to yields on high-quality corporate bonds of appropriate duration and currency at the end of the reporting period. In case such yields are not available discount rates are based on government bonds yields. Expected returns on plan assets assumptions are determined on a uniform methodology, considering long-term historical returns and asset allocations. Due to changing market and economic conditions the underlying key assumptions may differ from actual developments and may lead to significant changes in pension and other post-employment benefit obligations. Such differences are recognized in full directly in equity in the period in which they occur without affecting profit or loss. For a sensitivity analysis, see Item 18: Financial Statements—Notes to Consolidated Financial Statements—Note 23.

Provisions—Significant estimates are involved in the determination of provisions related to onerous contracts, warranty costs, asset retirement obligations and legal proceedings. A significant portion of the business of certain operating divisions is performed pursuant to long-term contracts, often for large projects, in Germany and abroad, awarded on a competitive bidding basis. Siemens records a provision for onerous sales contracts when current estimates of total contract costs exceed expected contract revenue. Such estimates are subject to change based on new information as projects progress toward completion. Onerous sales contracts are identified by monitoring the progress of the project and updating the estimate of total contract costs which also requires significant judgment relating to achieving certain performance standards, for example in the Mobility & Logistics Division, Industry Automation Division, at Healthcare, in the Fossil Power Generation Division and in the Power Transmission Division as well as estimates involving warranty costs and estimates regarding project delays including the assessment of responsibility splits between the contract partners for these delays. Significant estimates and assumptions are also involved in the determination of provisions related to major asset retirement obligations. Uncertainties surrounding the amount to be recognized include, for example, the estimated costs of decommissioning because of the long time frame over which future cash outflows are expected to occur including the respective interest accretion. Amongst others, the estimated cash outflows could alter significantly if, and when, political developments affect the government’s plans to develop the final storage.

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

RECENT ACCOUNTING PRONOUNCEMENTS

For information on recent accounting pronouncements and their impact on the Consolidated Financial Statements see Item  18: Financial Statements—Notes to Consolidated Financial Statements—Note 2.

SUPPLEMENTAL FINANCIAL MEASURES

To supplement Siemens’ Consolidated Financial Statements presented in accordance with International Financial Reporting Standards, or IFRS, Siemens presents the following financial measures that are designed to measure growth, capital efficiency, cash and profit generation and optimization of Siemens’ capital structure:

•	New orders and order backlog;

•	Adjusted or organic growth rates of revenue and new orders;

•	Book-to-bill ratio;

•	Total Sectors profit;

•	Return on equity (after tax), or ROE (after tax);

•	Return on capital employed (adjusted), or ROCE (adjusted);

•	Free cash flow, or FCF;

•	Adjusted EBITDA, adjusted EBIT and adjusted EBITDA margins;

•	Earnings effect from purchase price allocation, or PPA effects;

•	Net debt; and

•	Adjusted industrial net debt.

These supplemental financial measures are or may be non-GAAP financial measures, as defined in the rules of the U.S. Securities and Exchange Commission, or SEC. They may exclude or include amounts that are included or excluded, as applicable, in the calculation of the most directly comparable financial measures calculated in accordance with IFRS, and their usefulness is therefore subject to limitations, which are described below for each measure. Accordingly, they should not be viewed in isolation or as alternatives to the most directly comparable financial measures calculated in accordance with IFRS, as identified in the following discussion, and they should be considered in conjunction with Siemens’ Consolidated Financial Statements presented in accordance with IFRS and the Notes thereto.

In addition, in considering these supplemental financial measures, investors should bear in mind that other companies that report or describe similarly titled financial measures may calculate them differently. Accordingly, investors should exercise appropriate caution in comparing these supplemental financial measures to similarly titled financial measures reported by other companies.

The following discussion provides:

•	the definitions of these supplemental financial measures;

•	the most directly comparable IFRS supplemental financial measures;

•	information regarding the usefulness of these supplemental financial measures;

•	limitations on the usefulness of these supplemental financial measures; and

•	quantitative reconciliations of these supplemental financial measures to the most directly comparable IFRS financial measures.

Amounts presented in reconciliations are generally taken from the Consolidated Financial Statements and the Notes to Consolidated Financial Statements. Siemens encourages investors to review the following information carefully.

NEW ORDERS AND ORDER BACKLOG

Definition, most directly comparable IFRS financial measures and usefulness

Under its policy for the recognition of new orders, Siemens generally recognizes the total contract amount for a new order when we enter into a contract that we consider legally effective and compulsory based on a number of different criteria. The contract amount is the agreed price or fee for that portion of the contract for which the delivery of goods and/or the provision of services has been irrevocably agreed. Future revenues from service, maintenance and outsourcing contracts are recognized as new orders in the amount of the total contract value only if there is adequate assurance that the contract will remain in effect for its entire duration (e.g., due to high exit barriers for the customer). New orders are generally recognized immediately when the relevant contract is considered legally effective and compulsory. The only exceptions are orders with short overall contract terms. In this case, a separate reporting of new orders would provide no significant additional information regarding our performance. For orders of this type, the recognition of new orders thus occurs when the corresponding revenue is recognized. There is no comparable IFRS financial measure for new orders. We believe that new orders represent an indicator for the future revenues of our Company.

Order backlog is calculated by adding the new orders of the current fiscal year to the balance of the order backlog as of the end of the prior fiscal year and by subtracting the revenue recognized in the current fiscal year. If the amount of an order already recognized in the current or the previous fiscal years is modified or if an order from the current fiscal year is cancelled, Siemens adjusts its new orders for the current quarter and also its order backlog accordingly, but does not retroactively adjust previously published new orders. However, if an order from a previous fiscal year is cancelled, new orders of the current quarter and, accordingly, the current fiscal year are generally not adjusted, instead, the existing order backlog is revised directly. Aside from cancellations, the order backlog is also subject to portfolio effects and to currency translation effects. There is no comparable IFRS financial measure for order backlog. Order backlog represents an indicator for the future revenues of our Company resulting from already recognized new orders.

Limitations on the usefulness

There is no standard system for compiling and calculating new orders and order backlog information that applies across companies. Accordingly Siemens’ new orders and order backlog may not be comparable with new orders and order backlog measures as reported by other companies. Siemens subjects its new orders and its order backlog to internal documentation and review requirements. Siemens may change its policies for recognizing new orders and order backlog in the future without previous notice.

New orders reporting for the current period may include adjustments to new orders added in previous quarters of the current fiscal year and prior fiscal years (except for cancellations). Order backlog is based on firm commitments which may be cancelled in future periods.

Quantitative reconciliation

There is no comparable IFRS financial measure. Therefore, a quantitative reconciliation of new orders and order back log is not provided.

ADJUSTED OR ORGANIC GROWTH RATES OF REVENUE AND NEW ORDERS

Definition, most directly comparable IFRS financial measures and usefulness

Siemens presents, on a worldwide basis and for Sectors and Divisions, the percentage change from period to period in revenue and new orders as adjusted for currency translation effects and portfolio effects. The adjusted percentage changes are called adjusted or organic growth rates.

Siemens presents its Consolidated Financial Statements in euros; however, a significant proportion of the operations of its Sectors and Divisions are conducted in a functional currency other than the euro and is therefore subject to foreign currency translation effects. Converting amounts from these currencies into euros affects the comparability of Siemens’ results and financial position when the exchange rates for these currencies fluctuate. Some businesses are significantly affected due to the large proportion of international operations, particularly in the U.S. In addition, the effect of acquisitions and dispositions on Siemens’ consolidated revenues affects the comparability of the Consolidated Financial Statements between different periods.

The adjusted or organic growth rates of revenue and new orders, are calculated by subtracting currency translation effects and portfolio effects from the relevant actual growth rates. The currency translation effects are calculated as (1) (a) revenues or new orders for the current period, based on the currency exchange rate of the current period minus (b) revenues or new orders for the current period, based on the currency exchange rate of the comparative period, divided by (2) revenues or new orders for the previous period, based on the currency exchange rate of the comparative period. The portfolio effects are calculated, in the case of acquisitions, as the percentage change in revenues or new orders attributable to the acquired business and, in the case of dispositions, as the percentage change in revenues or new orders on the assumption that the disposed business had not been part of Siemens in the previous period. Portfolio effects are always considered in the calculation of adjusted or organic growth rates for a period of twelve months. Siemens makes portfolio adjustments for certain carve-in and carve-out transactions, as well as for other minor transactions and reclassifications in the segments. The IFRS financial measure most directly comparable to the adjusted or organic growth rate of revenue is the unadjusted growth rate calculated based on the actual revenue figures presented in the Consolidated Financial Statements. There is no comparable IFRS financial measure for the adjusted or organic growth rate of new orders.

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

Limitations on the usefulness

Adjusted or organic growth rates of revenue and new orders are not adjusted for other effects, such as increases or decreases in prices or quantity/volume.

Quantitative reconciliation

For a quantitative reconciliation of adjusted or organic growth rates of revenue and new orders to unadjusted growth rates of revenue and new orders, refer to the relevant tables within Item 5: Operating and financial review and prospects.

BOOK-TO-BILL RATIO

Definition, most directly comparable IFRS financial measures and usefulness

The book-to-bill ratio measures the relationship between orders received and the billed amounts of products shipped and services rendered. The book-to-bill ratio is neither required nor defined by IFRS therefore there is no comparable IFRS financial measure. A book-to-bill ratio of above 1 indicates that more orders were received than billed, indicating stronger demand, whereas a book-to-bill ratio of below 1 points to weaker demand.

Limitations on the usefulness

The usefulness of the book-to-bill ratio is inherently limited by the fact that it is a ratio and thus does not provide information as to the absolute number of orders received by Siemens or the absolute amount of products and services shipped and billed by it.

Quantitative reconciliation

When we provide the book-to-bill ratio we generally provide new orders and revenue which are used for the calculation. The calculation is new orders divided by revenues. For book-to-bill ratio refer to the relevant tables within Item 5: Operating and financial review and prospects.

TOTAL SECTORS PROFIT

Definition, most directly comparable IFRS financial measures and usefulness

Siemens uses Total Sectors profit to measure the sum of profit of the four Sectors Energy, Healthcare, Industry and Infrastructure & Cities. Profit of the Sectors is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered indicative of performance by management may be excluded. Profit or loss for each reportable segment is the measure reviewed by the chief operating decision maker in accordance with IFRS 8, Operating segments. The IFRS financial measure most directly comparable to Total Sectors profit is Income from continuing operations before income taxes.

Siemens believes that investors’ ability to assess Siemens’ overall performance may be improved by disclosure of Total Sectors profit as a measure of the operational performance of the four Sectors representing the core industrial activities of Siemens.

Limitations on the usefulness

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

Quantitative reconciliation

Total Sectors profit is reconciled to Income from continuing operations before income taxes in Item 18: Financial Statements—Notes to Consolidated Financial Statements—Segment information. For a reconciliation of Income from continuing operations before income taxes to Income from continuing operations, see the Consolidated Statements of Income.

RETURN ON EQUITY (AFTER TAX)

Definition, most directly comparable IFRS financial measures and usefulness

In line with common practice in the financial services industry, Financial Services (SFS) uses ROE (after tax) as one of its key profitability measures. Under One Siemens, our framework for sustainable value creation, we define ROE (after tax) as SFS profit after tax (annualized for purposes of interim reporting), divided by SFS average allocated equity. SFS profit as reported in the Segment information is defined as Income before income taxes (IBIT). For purposes of calculating ROE (after tax), however, the relevant income taxes are calculated on a simplified basis, by applying an assumed flat tax rate of 30% to SFS profit, excluding Income (loss) from investments accounted for using the equity method, net which is generally net of tax already, and tax-free income components and other components which have already been taxed, or are generally tax free, or which serve as an adjustment for material taxable Income (loss) from investments accounted for using the equity method, net. The allocated equity for SFS is mainly determined and influenced by the size and quality of its portfolio of commercial finance assets (primarily leases and loans) and equity investments. This allocation is designed to cover the risks of the underlying business and is in line with common credit risk management standards. The actual risk of the SFS portfolio is evaluated and controlled on a regular basis. The allocated equity is calculated quarterly. The most directly comparable IFRS financial measure for ROE (after tax) is SFS profit as reported in the Segment information.

ROE (after tax) is reported only for the SFS segment. It is used by management as a supplement in evaluating the business performance of SFS. Therefore Siemens believes that the presentation of ROE (after tax) provides useful information to investors.

Limitations on the usefulness

Profit of SFS (IBIT) as defined and as reported in the Notes to Consolidated Financial Statements may exclude certain items not considered indicative of performance by management. The relevant income taxes used to derive SFS profit after tax (used in the numerator) are calculated by applying an assumed flat tax rate to IBIT. As a portion of the IBIT is tax free, certain IBIT components are deducted before applying the flat tax rate. For feasibility purposes, the tax free portion of IBIT is determined based on a simplified methodology, i.e., not all of the tax free IBIT components are treated as such. Accordingly, the effective amount of income taxes payable differs from the amount calculated by means of this simplified procedure. In addition, the use of ROE (after tax) is inherently limited by the fact that it is a ratio and thus does not provide information as to the absolute amount of SFS’ income.

Quantitative reconciliation

	Year ended September 30,
	2012	2011
	(in millions of €)
Calculation of income taxes of Financial Services (SFS)
Profit of SFS (IBIT)	479	428
Less/Plus: Income/loss from investments accounted for using the equity method, net of SFS(1)	(168)	(92)
Less: Tax-free income components and others(2)	57	(16)
Tax basis	368	319
Tax rate (flat)	30%	30%

Calculated income taxes of SFS	110	96

Profit after tax of SFS
Profit of SFS (IBIT).	479	428
Less: Calculated income taxes of SFS	(110)	(96)

Profit after tax of SFS.	368	332

ROE (after tax) of SFS
(I) Profit after tax of SFS	368	332
(II) Average allocated equity of SFS(3)	1,681	1,468

(I)/(II) ROE (after tax) of SFS	21.9%	22.6%

(1)	For information on Income (loss) from investments accounted for using the equity method, net, of SFS, see Item 5: Operating and financial review and prospects—Reconciliation to adjusted EBITDA (continuing operations).

(2)	Tax-free income components include forms of financing which are generally exempted from income taxes. Others comprise result components related to the (partial) sale/divestment of equity investments, which are reclassified from at equity to available-for-sale financial assets and are therefore not included in the (Income) loss from investments accounted for using the equity method, net of SFS. Such results are already taxed or generally tax free. Others may also comprise an adjustment for material taxable Income (loss) from investments accounted for using the equity method, net of SFS.

(3)	Average allocated equity of SFS for a fiscal year is determined as a five-point average in allocated equity of SFS of the respective quarters starting with the allocated equity of SFS as of September 30 of the previous fiscal year.

We are unable to prepare a reconciliation to our announced ROE (after tax) range for 2013 and 2014 without unreasonable effort and, in addition, we believe that any information that could be disclosed in connection with such reconciliation would not be meaningful and could in fact confuse or mislead investors. This is due to the fact that management aims to achieve a value for ROE (after tax) that lies within the target range, rather than a specific combination of numerator and denominator for any given ROE (after tax) value, including the high and low ends of the ROE (after tax) range. As such, we believe that information on the level of ROE (after tax) targeted by management is useful supplemental information for investors. However, we use the targeted ROE (after tax) range as an integral performance measure that takes into account the history of SFS’ operations and management’s experience in projecting rather than deriving it from individual quantitative forecasts of the components of ROE (after tax), i.e., profit after tax of SFS, Average allocated equity of SFS. Accordingly, the numbers presented in any reconciliation would be arbitrary or even potentially misleading, because they would be generated solely for purposes of the reconciliation and would not reflect the basis for management’s view of the potential future development of the business.

RETURN ON CAPITAL EMPLOYED (ADJUSTED)

Definition, most directly comparable IFRS financial measures and usefulness

Siemens presents ROCE (adjusted) at the Siemens group level for continuing operations. ROCE (adjusted) (continuing operations) is Siemens’ measure of capital efficiency and sustainable value creation. Income from continuing operations before interest after tax (annualized for purposes of interim reporting), the numerator in the

ROCE (adjusted) (continuing operations) calculation, is defined as Income from continuing operations, excluding Other interest income (expense), net (but not Other interest income (expense) of SFS) (both as reported in the Consolidated Financial Statements or in the Notes to Consolidated Financial Statements), and excluding interest cost on Pension plans and similar commitments and taxes on these interest adjustments. SFS Other income (expense) is included in Other interest income (expense), net. Adding back SFS Other income (expense) in the numerator corresponds to the adjustment for SFS Debt in the denominator Average capital employed. For fiscal 2012 and 2011, interest cost on Pension plans and similar commitments is calculated using the weighted average discount rate of our pension benefit plans for the fiscal years ended September 30, 2011 (4.5%) and September 30, 2010 (4.2%) (both as reported in Item 18: Financial Statements–Notes to Consolidated Financial Statements—Note 24 in the Form 20-F 2011) applied to Pension plans and similar commitments as reported in the Consolidated Statements of Financial Position as of September 30, 2011 and 2010, respectively.

Average capital employed (continuing operations), or CE (continuing operations), the denominator in the ROCE (adjusted) calculation, is defined as the average of Total equity plus Long-term debt, plus Short-term debt and current maturities of long-term debt, less Cash and cash equivalents, plus Pension plans and similar commitments, less SFS Debt, less Fair value hedge accounting adjustment and less Assets classified as held for disposal (presented as discontinued operations), net of Liabilities associated with assets held for disposal (presented as discontinued operations). Each of the components of capital employed appears on the face of the Consolidated Statements of Financial Position, in the Notes to Consolidated Financial Statements, or in the relevant tables of Item 5: Operating and financial review and prospects.

The most directly comparable IFRS financial measure for the numerator in the ROCE (adjusted) (continuing operations) calculation is Net income and for the denominator it is Total equity.

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

Limitations on the usefulness

Out of practicability considerations, taxes on interest adjustments are determined based on a simplified methodology: the effective tax rate for the determination of taxes on interest adjustments is calculated by dividing Income taxes by Income from continuing operations before income taxes, both as reported in the Consolidated Statements of Income. Accordingly, the effective amount of income taxes related to these adjustments may differ from the amount calculated by means of this simplified procedure. In addition, the usefulness of ROCE (adjusted) is inherently limited by the fact that it is a ratio and thus does not provide information as to the absolute amount of Siemens’ income.

Quantitative reconciliation

The following tables report the calculation of return on capital employed (ROCE) (adjusted) as defined under One Siemens.

Capital employed Fiscal 2012	09/30/2012	06/30/2012	03/31/2012	12/31/2011	09/30/2011
	(in millions of €)
Total equity	31,302	32,313	32,142	33,947	32,156
Plus: Long-term debt	16,880	15,234	14,731	14,566	14,280
Plus: Short-term debt and current maturities of long-term debt	3,826	5,236	4,799	2,841	3,660
Less: Cash and cash equivalents	(10,891)	(8,963)	(8,424)	(8,977)	(12,468)
Plus: Pension plans and similar commitments	9,926	9,060	7,492	6,774	7,307
Less: SFS Debt	(14,558)	(13,644)	(13,303)	(13,424)	(12,075)
Less: Fair value hedge accounting adjustment(1)	(1,670)	(1,638)	(1,474)	(1,544)	(1,470)

Capital employed (continuing operations and discontinued operations)(2)	34,817	37,597	35,962	34,182	31,391

Less: Assets classified as held for disposal presented as discontinued operations	(4,694)	(4,696)	(4,894)	(4,969)	(4,667)
Plus: Liabilities classified as held for disposal presented as discontinued operations	2,016	1,925	1,685	1,669	1,756

Capital employed (continuing operations)(2)	32,138	34,825	32,753	30,882	28,479

Capital employed Fiscal 2011	09/30/2011	06/30/2011	03/31/2011	12/31/2010	09/30/2010
	(in millions of €)
Total equity	32,156	31,542	31,483	32,057	29,096
Plus: Long-term debt	14,280	14,191	14,196	15,656	17,497
Plus: Short-term debt and current maturities of long-term debt	3,660	4,971	5,016	4,051	2,416
Less: Cash and cash equivalents	(12,468)	(13,006)	(14,973)	(15,662)	(14,108)
Plus: Pension plans and similar commitments	7,307	5,997	5,845	7,234	8,464
Less: SFS Debt	(12,075)	(10,384)	(10,037)	(9,925)	(10,028)
Less: Fair value hedge accounting adjustment(1)	(1,470)	(808)	(719)	(1,037)	(1,518)

Capital employed (continuing operations and discontinued operations)(2)	31,391	32,503	30,812	32,374	31,819

Less: Assets classified as held for disposal presented as discontinued operations	(4,667)	(5,636)	(5,148)	—	—
Plus: Liabilities classified as held for disposal presented as discontinued operations	1,756	3,121	2,966	—	—

Capital employed (continuing operations)(2)	28,479	29,987	28,630	32,374	31,819

(1)	Debt is generally reported with a value representing approximately the amount to be repaid. However for debt designated in a hedging relationship (fair value hedges), this amount is adjusted by changes in market value mainly due to changes in interest rates. Accordingly, we deduct these changes in market value in order to end up with an amount of debt that approximately will be repaid, which we believe is a more meaningful figure for the calculation presented above. For further information on fair value hedges see Item 18: Financial Statements–Notes to Consolidated Financial Statements—Note 31.

(2)	Average capital employed for a fiscal year is determined as a five-point average in capital employed of the respective quarters starting with the capital employed as of September 30 of the previous fiscal year.

	Year ended September 30,
	2012	2011
	(in millions of €)
Income from continuing operations before interest after tax
Net income	4,590	6,321
Plus/Less: Other interest expense/income, net	(471)	(376)
Less/Plus: SFS Other interest expense/ income(1)	462	371
Plus: Interest cost on Pension plans and similar commitments(2)	333	356
Less: Taxes on interest adjustments(3)	(93)	(81)
Income before interest after tax	4,821	6,590

Less/Plus: Income/ loss from discontinued operations, net of income taxes	595	1.055

Income from continuing operations before interest after tax	5,416	7,645

Return on capital employed (ROCE) (adjusted) (continuing operations)
(I) Income from continuing operations before interest after tax	5,416	7,645
(II) Average capital employed (continuing operations)	31,816	30,258
(I) / (II) ROCE (adjusted) (continuing operations)	17.0%	25.3%

(1)	SFS Other interest income/expense is included in Other interest income/expense, net. Adding back SFS Other interest income/expense in the numerator corresponds to the adjustment for Financial Services (SFS) Debt in the denominator.

(2)	For fiscal 2012 and 2011, Interest cost on Pension plans and similar commitments is calculated using the weighted average discount rate of our pension benefit plans for the fiscal year ended September 30, 2011 (4.5%) and September 30, 2010 (4.2%) (both as reported in Notes to Consolidated Financial Statements) applied to Pension plans and similar commitments as reported in the Consolidated Statements of Financial Position as of September 30, 2011 and 2010, respectively.

(3)	Effective tax rate for the determination of taxes on interest adjustments is calculated by dividing Income from continuing operations before income taxes through Income taxes, both as reported in the Consolidated Statements of Income.

We are unable to prepare a reconciliation to our announced ROCE (adjusted) range for 2013 and 2014 without unreasonable effort and, in addition, we believe that any information that could be disclosed in connection with such reconciliation would not be meaningful and could in fact confuse or mislead investors. This is due to the fact that management aims to achieve a value for ROCE (adjusted) that lies within the target range, rather than a specific combination of numerator and denominator for any given ROCE (adjusted) value, including the high and low ends of the ROCE (adjusted) range. As such, we believe that information on the level of ROCE (adjusted) targeted by management is useful supplemental information for investors. However, we use the targeted ROCE (adjusted) range as an integral performance measure that takes into account our history of operations and management’s experience in projecting rather than deriving it from individual quantitative forecasts of the components of ROCE (adjusted), i.e., Income from continuing operations before interest after tax, Average Capital Employed and their respective sub-components. Accordingly, the numbers presented in any reconciliation would be arbitrary or even potentially misleading, because they would be generated solely for purposes of the reconciliation and would not reflect the basis for management’s view of the potential future development of the business.

FREE CASH FLOW

Definition, most directly comparable IFRS financial measures and usefulness

Siemens defines FCF as Net cash provided by (used in) operating activities less Additions to intangible assets and property, plant and equipment. The IFRS financial measure most directly comparable to FCF is Net cash provided by (used in) operating activities.

Siemens believes that the presentation of FCF provides useful information to investors because it is a measure of cash generated by our operations after deducting cash outflows for Additions to intangible assets and property, plant and equipment. Therefore, the measure gives an indication of the long-term cash generating ability of our business. In addition, because FCF is not impacted by portfolio activities, it is less volatile than the total of Net cash provided by (used in) operating activities and Net cash provided by (used in) investing activities. For this reason, FCF is reported on a regular basis to Siemens’ management, who uses it to assess and manage cash generation among the various reportable segments of Siemens and for the worldwide Siemens group. Achievement of predetermined targets relating to FCF generation is one of the factors Siemens takes into account in determining the amount of performance-based compensation received by its management, both at the level of the worldwide Siemens group and at the level of individual reportable segments.

Limitations on the usefulness

FCF is not a measure of cash generated by operations that is available exclusively for discretionary expenditures. This is, because in addition to capital expenditures needed to maintain or grow its business, Siemens requires cash for a wide variety of non-discretionary expenditures, such as interest and principal payments on outstanding debt, dividend payments or other operating expenses.

Quantitative reconciliation

	Year ended September 30,
	2012	2011	2010
	(in millions of €)
Free cash flow (continuing and discontinued operations)
Net cash provided by (used in) operating activities (continuing and discontinued operations)	6,972	7,767	9,349
Less: Additions to intangible assets and property, plant and equipment (continuing and discontinued operations)	(2,410)	(2,617)	(2,336)

Free cash flow (continuing and discontinued operations)	4,562	5,150	7,013

Net cash provided by (used in) investing activities (continuing and discontinued operations)	(5,685)	(4,044)	(2,847)
Net cash provided by (used in) financing activities (continuing and discontinued operations)	(2,916)	(5,443)	(2,646)

Free cash flow (continuing operations)
Net cash provided by (used in) operating activities (continuing operations)	6,996	8,081	9,055
Less: Additions to intangible assets and property, plant and equipment (continuing operations)	(2,206)	(2,163)	(1,939)

Free cash flow (continuing operations)	4,790	5,918	7,116

Net cash provided by (used in) investing activities (continuing operations)	(5,034)	(2,739)	(2,010)
Net cash provided by (used in) financing activities (continuing operations)	(3,591)	(7,062)	(3,189)

ADJUSTED EBITDA, ADJUSTED EBIT AND ADJUSTED EBITDA MARGINS

Definition, most directly comparable IFRS financial measures and usefulness

Adjusted EBITDA and adjusted EBIT at the Siemens group level

Siemens reports adjusted EBITDA and adjusted EBIT on a continuing operations basis. Siemens defines adjusted EBITDA as adjusted EBIT before amortization (which in turn is defined as Amortization and impairments of intangible assets other than goodwill) and Depreciation and impairments of property, plant and equipment and goodwill. Siemens defines adjusted EBIT as Income from continuing operations before income taxes excluding Other financial income (expense), net, Interest expense, Interest income, as well as Income (loss) from investments accounted for using the equity method, net. Each of the components of adjusted EBIT appears on the face of the Consolidated Financial Statements, and each of the additional components of adjusted EBITDA appears in the Consolidated Financial Statements, or is presented within Item 5: Operating and financial review and prospects—Reconciliation to adjusted EBITDA (continuing operations).

We disclose adjusted EBITDA and adjusted EBIT as supplemental non-GAAP financial performance measures, as we believe they are useful metrics by which to compare the performance of our business from period to period. We understand that measures similar to adjusted EBITDA and adjusted EBIT are broadly used by analysts, rating agencies and investors in assessing our performance. Accordingly, Siemens believes that the presentation of adjusted EBITDA and adjusted EBIT provides useful information to investors. The IFRS financial measure most directly comparable to adjusted EBITDA and adjusted EBIT is Net income.

Adjusted EBITDA is included in the ratio of adjusted industrial net debt to adjusted EBITDA, a measure of our capital structure. For further information regarding the ratio of adjusted industrial net debt to adjusted EBITDA, see Item 5: Operating and financial review and prospects—Liquidity and capital resources—Capital structure.

Adjusted EBITDA and adjusted EBIT at the Sector level

Siemens also presents adjusted EBITDA and adjusted EBIT at the Sector level. Siemens defines adjusted EBITDA at the Sector level as adjusted EBIT before amortization (which in turn is defined as Amortization and impairments of intangible assets other than goodwill) and Depreciation and impairments of property, plant and equipment and goodwill at the Sector level. Siemens defines adjusted EBIT at the Sector level as profit as presented in the Segment information excluding Financial income (expense), net as well as Income (loss) from investments accounted for using the equity method, net. Each of the components of adjusted EBITDA and adjusted EBIT at the level of each Sector, respectively, is presented within Item 5: Operating and financial review and prospects—Reconciliation to adjusted EBITDA (continuing operations). The IFRS financial measure most directly comparable to adjusted EBITDA and adjusted EBIT at the Sector level is profit of the relevant Sector as presented in Item 18: Financial Statements—Notes to Consolidated Financial Statements—Segment information.

Accordingly, we believe that reporting adjusted EBITDA and adjusted EBIT on a segment level enhances the ability of investors to compare performance across segments.

Adjusted EBITDA margins at the Sector level

Siemens defines adjusted EBITDA margins at the Sector level as the ratio of adjusted EBITDA to revenue (as presented in Item 18: Financial Statements—Notes to Consolidated Financial Statements—Segment information). Siemens intends to maintain and further improve the profitability of its businesses and to achieve margins on the level of the best competitors in our industries—throughout the complete business cycle. Accordingly, within One Siemens we defined adjusted EBITDA margin ranges for the respective industries of our four Sectors.

Siemens believes that the presentation of adjusted EBITDA margins as a part of One Siemens provides useful information on how successfully Siemens operated in its markets and enhances the ability of investors to compare profitability across segments.

Limitations on the usefulness

As adjusted EBITDA excludes non-cash items such as depreciation, amortization and impairments, it does not reflect the expenses associated with the full economic effect on Siemens’ assets over time. Similarly, neither adjusted EBITDA, adjusted EBIT nor adjusted EBITDA margins reflects the impact of Financial income (expense), net, Income (loss) from investments accounted for using the equity method, net and Income taxes.

Quantitative reconciliation

	Year ended September 30,
	2012	2011	2010
	(in millions of €)
Net income	4,590	6,321	4,068
Less/Plus: Income/ loss from discontinued operations, net of income taxes	595	1,055	261
Income from continuing operations	5,184	7,376	4,329

Plus: Income taxes	2,094	2,232	1,716
Income from continuing operations before income taxes	7,279	9,608	6,045

Less/Plus: Other financial income/expense, net(1)	5	(649)	383
Plus: Interest expense(1)	1,728	1,716	1,758
Less: Interest income(1)	(2,234)	(2,200)	(2,045)
Less/Plus: Income/loss from investments accounted for using the equity method, net	266	(210)	(16)

Adjusted EBIT (continuing operations)	7,043	8,264	6,124
Plus: Amortization, depreciation and impairments(2)	2,744	2,437	3,713

Adjusted EBITDA (continuing operations)	9,788	10,701	9,837

(1)	The total of Other financial income/expense, net, Interest expense and Interest income as reported in the Consolidated Statements of Income equals Financial income/expense, net in the Reconciliation to adjusted EBITDA presented in Item 5: Operating and financial review and prospects—Reconciliation to adjusted EBITDA (continuing operations).

(2)	Amortization, depreciation and impairments as reported within Item 18: Financial Statements—Notes to Consolidated Financial Statements—Segment information does not include impairments of goodwill. Impairments of goodwill are presented in Item 5: Operating and financial review and prospects—Reconciliation to adjusted EBITDA (continuing operations).

For a quantitative reconciliation to adjusted EBITDA and adjusted EBIT at the Sector level and adjusted EBITDA margins, see Item 5: Operating and financial review and prospects—Reconciliation to adjusted EBITDA (continuing operations).

We are unable to prepare a reconciliation to our announced adjusted EBITDA margin range for 2013 and 2014 without unreasonable effort and, in addition, we believe that any information that could be disclosed in connection with such reconciliation would not be meaningful and could in fact confuse or mislead investors. This is due to the fact that management aims to achieve a value for the adjusted EBITDA margin that lies within the target range, rather than a specific combination of numerator and denominator for any given adjusted EBITDA margin, including the high and low ends of the adjusted EBITDA margin range. As such, we believe that information on the adjusted EBITDA margin targeted by management is useful supplemental information for investors. However, we use the targeted adjusted EBITDA margin as an integral performance measure that takes into account our history of operations and management’s experience in projecting rather than deriving it from individual quantitative forecasts of the components of the adjusted EBITDA margin, i.e., adjusted EBITDA and Revenue. Accordingly, the numbers presented in any reconciliation would be arbitrary or even potentially misleading, because they would be generated solely for purposes of the reconciliation and would not reflect the basis for management’s view of the potential future development of the business.

EARNINGS EFFECT FROM PURCHASE PRICE ALLOCATION

Definition, most directly comparable IFRS financial measures and usefulness
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

Limitations on the usefulness

The fact that PPA effects are stated separately does not mean that they do not impact profit of the relevant segment in the Consolidated Financial Statements.

Quantitative reconciliation

If we report PPA effects, we provide the absolute values of the PPA effects. The absolute values enable investors to consider earnings impacts related to business combination accounting in the performance analysis.

NET DEBT

Definition, most directly comparable IFRS financial measures and usefulness

Siemens defines net debt as total debt less total liquidity. Total debt is defined as Short-term debt and current maturities of long-term debt plus Long-term debt. Total liquidity is defined as Cash and cash equivalents plus current Available-for-sale financial assets. Each of these components appears in the Consolidated Statements of Financial Position. The IFRS financial measure most directly comparable to net debt is the total of Short-term debt and current maturities of long-term debt and Long-term debt as reported in the Notes to Consolidated Financial Statements.

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

Limitations on the usefulness

Siemens typically uses a considerable portion of its cash, cash equivalents and available-for-sale financial assets at any given time for purposes other than debt reduction. Therefore, the fact that these items are excluded from net debt does not mean that they are used exclusively for debt repayment.

Quantitative reconciliation

For a quantitative reconciliation of net debt to total debt, refer to Item 5: Operating and financial review and prospects—Liquidity and capital resources—Capital structure.

ADJUSTED INDUSTRIAL NET DEBT

Definition, most directly comparable IFRS financial measures and usefulness

Within One Siemens, we manage adjusted industrial net debt as one component of our capital. Siemens defines adjusted industrial net debt as net debt less SFS Debt; less 50% of the nominal amount of our hybrid bond, plus Pension plans and similar commitments (as presented in the Consolidated Financial Statements), plus credit guarantees; and less fair value hedge accounting adjustments. The adjustment for our hybrid bond considers the calculation of this financial ratio applied by rating agencies to classify 50% of our hybrid bond as equity and 50% as debt. This assignment follows the characteristics of our hybrid bond such as a long maturity date and subordination to all senior and debt obligations. Debt is generally reported with a value representing approximately the amount to be repaid. However, for debt designated in a hedging relationship (fair value hedges), this amount is adjusted by changes in market value mainly due to changes in interest rates. Accordingly, we deduct these changes in market value in order to end up with an amount of debt that approximately will be repaid, which we believe is a more meaningful figure for the calculation. The IFRS financial measure most directly comparable to adjusted industrial net debt is the total of Short-term debt and current maturities of long-term debt and Long-term debt as reported in the Notes to Consolidated Financial Statements.

A key consideration in managing our capital structure is the maintenance of ready access to the capital markets through various debt products and the preservation of our ability to repay and service our debt obligations over time. Siemens has therefore set a capital structure target that is measured by adjusted industrial net debt divided by adjusted EBITDA from continuing operations (annualized for purposes of interim reporting). We believe that adopting a metric that compares our earnings-based performance relative to our indebtedness (“leverage”) assists us in managing our business to achieve these goals. We have selected adjusted EBITDA from continuing operations as the performance element of the metric because we believe our earnings-based performance is a key determinant of the willingness of lenders to provide us with debt on favorable conditions and our ability to meet our debt obligations in future periods.

Siemens believes that using the ratio of adjusted industrial net debt to adjusted EBITDA from continuing operations as a measure of its capital structure provides useful information to investors because management uses it to manage our debt-equity ratio in order to promote access to debt financing instruments in the capital markets and our ability to meet scheduled debt service obligations.

Limitations on the usefulness

Siemens typically uses a considerable portion of its cash, cash equivalents and available-for-sale financial assets at any given time for purposes other than debt reduction. Therefore, the fact that these items are excluded from adjusted industrial net debt does not mean that they are used exclusively for debt repayment. The use of the ratio adjusted industrial net debt to adjusted EBITDA is inherently limited by the fact that it is a ratio.

Quantitative reconciliation

For a quantitative reconciliation of Adjusted industrial net debt debt and the ratio of adjusted industrial net debt to adjusted EBITDA from continuing operations, refer to Item 5: Operating and financial review and prospects—Liquidity and capital resources—Capital structure.

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

As a general rule under German law, a shareholder has no direct recourse against either the members of the Managing Board or the Supervisory Board in the event that they are believed to have breached a duty to Siemens. Apart from insolvency and other special circumstances, only Siemens may assert a claim for damages against members of either board. We may waive these damages or settle these claims if at least three years have passed and if the shareholders approve the waiver or settlement at a Shareholders’ Meeting with a simple majority of the votes cast, provided that opposing shareholders do not hold, in the aggregate, one-tenth or more of our share capital and do not have their opposition formally noted in the minutes maintained by a German notary.

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

•

to represent the Company in its dealings with the Managing Board or when its interests are adverse to those of the Managing Board. For example, when the Company enters into an employment contract with a Managing Board member, the Supervisory Board determines the salary and other compensation components, including pension benefits; and

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

The following table sets forth the names of the members of our Supervisory Board, their dates of birth, the expiration of their respective terms, their board positions and principal occupations, and their principal outside directorships as of September 30, 2012:

Name	Date of birth	Term expires	Board position and principal occupation	Companies at which Supervisory Board and similar positions were held
Dr. Gerhard Cromme	2/25/1943	Annual Shareholders’ Meeting 2013	Chairman of the Supervisory Board; Chairman of the Supervisory Board, ThyssenKrupp AG	Axel Springer AG; Compagnie de Saint-Gobain S.A.; ThyssenKrupp AG
Berthold Huber(1)	2/15/1950	Annual Shareholders’ Meeting 2013(2)	First Deputy Chairman; First Chairman, IG Metall	Audi AG; Porsche Automobil Holding SE, Volkswagen AG
Dr. Josef Ackermann	2/7/1948	Annual Shareholders’ Meeting 2013	Second Deputy Chairman; Chairman of the Board of Directors, Zurich Insurance Group AG; Chairman of the Board of Directors, Zürich Versicherungs-Gesellschaft AG	Belenos Clean Power Holding AG; Investor AB; Royal Dutch Shell plc; Zurich Insurance Group AG; Zürich Versicherungs-Gesellschaft AG
Lothar Adler(1)	2/22/1949	Annual Shareholders’ Meeting 2013(2)	Member; Chairman of the Central Works Council, Siemens AG	—
Jean-Louis Beffa	8/11/1941	Annual Shareholders’ Meeting 2013	Member; Honorary Chairman, Compagnie de Saint-Gobain	Claude Bernard Participations S.A.S.; GDF SUEZ S.A.; Groupe Bruxelles Lambert; JL2B Conseils; Le Monde S.A.; Le Monde & Partenaires Associés S.A.S.; Saint-Gobain Corporation; Société Editrice du Monde S.A.
Gerd von Brandenstein	4/6/1942	Annual Shareholders’ Meeting 2013	Member; Economist	degewo AG
Michael Diekmann	12/23/1954	Annual Shareholders’ Meeting 2013	Member; Chairman of the Board of Management, Allianz SE	Allianz Asset Management AG; Allianz Deutschland AG; BASF SE; Linde AG; Allianz France S.A.; Allianz S.p.A.
Dr. Hans Michael Gaul	3/2/1942	Annual Shareholders’ Meeting 2013	Member; Supervisory Board member	BDO AG Wirtschaftsprüfungsgesellschaft; Evonik Industries AG; EWE AG; HSBC Trinkaus & Burkhardt AG

Name	Date of birth	Term expires	Board position and principal occupation	Companies at which Supervisory Board and similar positions were held
Prof. Dr. Peter Gruss	6/28/1949	Annual Shareholders’ Meeting 2013	Member; President, Max-Planck-Gesellschaft zur Förderung der Wissenschaften e.V.	Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München; Actelion Ltd
Bettina Haller(1)	3/14/1959	Annual Shareholders’ Meeting 2013(2)	Member; Chairwoman of the Combined Works Council, Siemens AG	—
Hans-Jürgen Hartung(1)	3/10/1952	Annual Shareholders’ Meeting 2013(2)	Member; Chairman of the Works Council, Siemens Energy Sector, Erlangen, Germany	—
Harald Kern(1)	3/16/1960	Annual Shareholders’ Meeting 2013(2)	Member; Chairman of the Siemens Europe Committee	—
Jürgen Kerner(1)(3)	1/22/1969	Annual Shareholders’ Meeting 2013(2)	Member; Executive Member of the Managing Board of IG Metall	MAN SE; Premium Aerotec GmbH
Dr. Nicola Leibinger-Kammüller	12/15/1959	Annual Shareholders’ Meeting 2013	Member; President and Chairwoman of the Managing Board, TRUMPF GmbH + Co. KG	Axel Springer AG; Deutsche Lufthansa AG; Voith GmbH
Werner Mönius(1)	5/16/1954	Annual Shareholders’ Meeting 2013	Member; Chairman of the Works Council, Siemens Healthcare Sector, Erlangen	—
Håkan Samuelsson	3/19/1951	Annual Shareholders’ Meeting 2013	Member; Supervisory Board member(4)	Scandferries Holding GmbH; Scandlines GmbH; Volvo Car Corporation
Dieter Scheitor(1)(3)	11/23/1950	1/24/2012	Member; Physicist; IG Metall headquarters Inactive phase of part-time pre-retirement scheme	—
Dr. Rainer Sieg(1)	12/20/1948	Annual Shareholders’ Meeting 2013(2)	Member; Chairman of the Committee of Spokespersons, Siemens group; Chairman of the Central Committee of Spokespersons, Siemens AG	—
Birgit Steinborn(1)	3/26/1960	Annual Shareholders’ Meeting 2013(2)	Member; Deputy Chairwoman of the Central Works Council, Siemens AG	—
Lord Iain Vallance of Tummel	5/20/1943	Annual Shareholders’ Meeting 2013	Member; Chairman, Amsphere Ltd.	—
Sibylle Wankel(1)	3/3/1964	Annual Shareholders’ Meeting 2013(2)	Member; Attorney, Bavarian Regional Headquarters, IG Metall	Vaillant GmbH

(1)	Employee representative.

(2)	Term expires at Annual Shareholders’ Meeting 2013; however, on September 25, 2012 these employee representatives were elected—pursuant to the German Codetermination Act’s provisions regarding the election of employee representatives to a supervisory board—to serve for another term as employee representatives on Siemens’ Supervisory Board. The new term of office will begin at the close of the Annual Shareholders’ Meeting 2013 and expire at the Annual Shareholders’ Meeting 2018. Robert Kensbock—who has not been previously on the Supervisory Board—was also elected as employee representative, effective as of the close of the Annual Shareholders’ Meeting 2013.

(3)	Dieter Scheitor ceased to be a member of the Supervisory Board, effective January 24, 2012, and was replaced by Jürgen Kerner, effective January 25, 2012.

(4)	Appointed President and CEO of Volvo Car Corporation on October 19, 2012.

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

Name of committee	Current members

Chairman’s Committee	Chairman Dr. Gerhard Cromme, Lothar Adler(1), Dr. Josef Ackermann, Berthold Huber(1).

Audit Committee	Chairman Dr. Hans Michael Gaul, Dr. Gerhard Cromme, Bettina Haller(1), Jürgen Kerner(1) (2), Birgit Steinborn(1), Lord Iain Vallance of Tummel.

Compliance Committee	Chairman Dr. Gerhard Cromme, Lothar Adler(1), Dr. Hans Michael Gaul, Bettina Haller(1), Lord Iain Vallance of Tummel, Sibylle Wankel(1).

Finance and Investment Committee	Chairman Dr. Gerhard Cromme, Lothar Adler(1), Jean-Louis Beffa, Gerd von Brandenstein, Jürgen Kerner(1) (2), Werner Mönius(1), Håkan Samuelsson, Birgit Steinborn(1).

Nominating Committee	Chairman Dr. Gerhard Cromme, Dr. Josef Ackermann, Dr. Hans Michael Gaul.

Mediation Committee	Chairman Dr. Gerhard Cromme, Dr. Josef Ackermann, Lothar Adler(1), Berthold Huber(1).

(1)	Employee representative.

(2)	Dieter Scheitor ceased to be a member of the Supervisory Board, effective January 24, 2012 and was replaced by Jürgen Kerner.

MANAGING BOARD

Our Managing Board currently consists of ten members.

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

The following table sets forth the names of the members of our Managing Board, their dates of birth, the expiration of their respective terms, their current positions and their principal outside directorships as of September 30, 2011:

Name	Date of birth	Term expires		Current position	Companies at which Supervisory Board and similar positions were held
Peter Löscher	9/17/1957	3/31/2017		President and CEO	Deutsche Bank AG; Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München; TBG Limited (Thyssen-Bornemisza Group)
Joe Kaeser	6/23/1957	3/31/2016		Executive Vice-President and CFO	Allianz Deutschland AG; NXP Semiconductors B.V.
Dr. Roland Busch	11/22/1964	3/31/2016		Executive Vice-President	Atos S.A.
Brigitte Ederer	2/27/1956	6/30/2015		Executive Vice-President	Boehringer Ingelheim RCV GmbH; Jenoptik AG; Österreichische Industrieholding AG (ÖIAG)
Klaus Helmrich	5/24/1958	3/31/2016		Executive Vice-President	EOS Holding AG
Barbara Kux	2/26/1954	11/16/2013		Executive Vice-President	Total S.A.
Prof. Dr. Hermann Requardt	2/11/1955	3/31/2016		Executive Vice-President	Software AG
Prof. Dr. Siegfried Russwurm	6/27/1963	3/31/2017		Executive Vice-President	Deutsche Messe AG
Peter Y. Solmssen	1/24/1955	3/31/2017	(1)	Executive Vice-President	—
Dr. Michael Süß	12/25/1963	3/31/2016		Executive Vice-President	Herrenknecht AG; KION Group GmbH; KION Holding 1 GmbH

(1)	As a rule, reappointments are effected until the completion of the 60th year of life only, however, with the proviso that they are extended for another year at a time until a total maximum five-year term, provided that neither the member of the Managing Board nor the Supervisory Board objects.

COMPENSATION REPORT

The Compensation report outlines the principles underlying the determination of the total compensation of the members of the Managing Board of Siemens AG, and sets out the structure and level of the remuneration of the Managing Board members. It also describes the policies governing, and levels of, compensation paid to Supervisory Board members.

REMUNERATION OF MEMBERS OF THE MANAGING BOARD

Remuneration System

The remuneration system for the Managing Board at Siemens is intended to provide an incentive for successful corporate management with an emphasis on sustainability. Members of the Managing Board are expected to make a long-term commitment to and on behalf of the Company, and may benefit from any sustained increase in the Company’s value. In the interest of that aim, a substantial portion of their total remuneration is linked to the performance of Siemens stock. A further aim is for their remuneration to be commensurate with Company’s size and economic position. Exceptional achievements are to be rewarded adequately, while falling short of goals is intended to result in an appreciable reduction in remuneration. The Managing Board’s compensation is also structured so as to be attractive in comparison to that of competitors, with a view to attracting outstanding managers to our Company and keeping them with us for the long term.

The system and levels for the remuneration of the Managing Board are determined and reviewed regularly by the Supervisory Board, based on proposals from the Chairman’s Committee. The Supervisory Board reviews remuneration levels annually to ensure that they are appropriate. In that process, the economic situation and the results of the Company as well as the performance of the individual Managing Board members are taken into account. In addition, the Supervisory Board considers the adequacy of remuneration in comparison with standard practice at similar companies and with the compensation structure valid elsewhere in the Company. The remuneration system that has been used for the Managing Board members since fiscal 2011 was approved by a large majority at the Annual Shareholders’ Meeting on January 25, 2011.

In fiscal 2012, the remuneration system for the Managing Board had the following components:

Non-performance-based components

Base compensation—Base compensation is paid as a monthly salary. It is reviewed regularly, and revised if appropriate. The base compensation of President and CEO Peter Löscher was set at the time of his appointment on July 1, 2007, and has remained essentially unchanged since then. It is €2,000,000 per year. The base compensation of the other members of the Managing Board has been €900,000 per year since October 1, 2010.

Other compensation—Other compensation includes costs, or the cash equivalent, of non-monetary benefits and perquisites, such as provision of a Company car, contributions toward the cost of insurance, reimbursement of fees for legal advice, tax advice and accommodation and moving expenses, including a gross-up for any taxes that have to be borne in this regard, as well as costs relating to preventive medical examinations.

Performance-based components

Variable compensation component (bonus)—The variable compensation component (bonus) is based on the Company’s business performance in the past fiscal year. The targets for the variable compensation component are derived from One Siemens, our target system for sustainably enhancing corporate value. On the basis of this target system, the Supervisory Board at the beginning of each fiscal year defines specific targets for several parameters. These target parameters - in addition to other factors - also apply to senior executives, with a view to establishing a consistent target system throughout the Company.

For a 100% target attainment (target amount) the amount of the bonus equals the amount of base compensation. The bonus is subject to a ceiling (cap) of 200%. If targets are substantially missed, the variable component may potentially not be paid at all.

The Supervisory Board is entitled to revise the amount resulting from attaining targets, by as much as 20% upward or downward, at its duty-bound discretion (pflichtgemäßes Ermessen); the adjusted amount of the bonus paid can be as much as 240% of the target amount. In choosing the factors to be considered in deciding on possible revisions of the bonus payouts (±20%), the Supervisory Board takes account of incentives for sustainable corporate management. The revision option may also be exercised in recognition of Managing Board members’ individual achievements.

The bonus is paid half in cash, and half in the form of non-forfeitable stock commitments (Bonus Awards). After a four-year waiting period, the beneficiary will receive one share of Siemens stock for each Bonus Award. Instead of the transfer of Siemens stock, an equivalent cash settlement may be effected.

Long-term stock-based compensation—Long-term stock-based compensation consists of a grant of forfeitable stock commitments (Stock Awards). The beneficiaries will receive one free share of Siemens stock for each Stock Award after a restriction period. Beginning with fiscal 2011, the restriction period for Stock Awards ends at the close of the second day after publication of the operating results for the fourth calendar year after the date of the award.

In the event of extraordinary unforeseen developments that have an impact on the stock price, the Supervisory Board may decide to reduce the number of promised Stock Awards retroactively, or it may decide that in lieu of a transfer of Siemens Stock only a cash settlement in a defined and limited amount will be paid, or it may decide to postpone transfers of Siemens Stock for payable Stock Awards until the developments have ceased to have an impact on the stock price.

In the event of a 100% target attainment, the annual target amount for the monetary value of the Stock Awards commitment will be €2.5 million for the President and CEO, and €1 million for each of the other members of the Managing Board. Beginning with fiscal 2011, the Supervisory Board has the option of increasing, on an individual basis, the target amount for a member of the Managing Board who has been reappointed by as much as 75% above the amount of €1 million, for one fiscal year at a time. This option enables the Supervisory Board to take account of the Managing Board member’s individual accomplishments and experience as well as the scope and demands of his or her function. This rule does not apply to the President and CEO.

The foundation for the performance-based component of long-term stock-based compensation is One Siemens, our target system for sustainably enhancing corporate value. The allocation rules for long-term stock-based compensation take this focus into account as follows:

•

On the one hand, half of the annual target amount for the annual Stock Awards is linked to the average basic earnings per share (EPS) for the last three completed fiscal years (from continuing and discontinued operations). In principle, the target value is the average basic earnings per share (from continuing and discontinued operations) from the past three fiscal years completed prior to the year of compensation. At the end of each fiscal year, the Supervisory Board decides on a figure that represents that year’s target attainment, which may lie between 0% and 200% (cap). This target attainment will then determine the actual monetary value of the award and the resulting number of Stock Awards.

•

On the other hand, the development of the performance of Siemens’ stock compared to its competitors is to have a direct effect on compensation. For this purpose, with respect to the other half of the annual target amount for the Stock Awards, the Supervisory Board will first grant a number of Stock Awards equivalent to the monetary value of half the target amount on the date of the award. The Supervisory Board will also decide on a target system (target value for 100% and target curve) for the performance of Siemens stock relative to the stock of competitors (at present ABB, General Electric, Philips, Rockwell, Schneider). The reference period for measuring the target will be the same as the four-year restriction period for the Stock Awards. After this restriction period expires, the Supervisory Board will determine how much better or worse Siemens stock has performed relative to the stock of its competitors. This determination will yield a target attainment of between 0% and 200% (cap). If the target attainment is above 100%, an additional cash payment corresponding to the outperformance is effected. If the target attainment is less than 100%, a number of Stock Awards equivalent to the shortfall from the target will expire without replacement.

With regard to the further terms of the Stock Awards, the same general principles apply for the Managing Board and for senior executives; these principles are discussed in more detail in Item 18: Financial Statements—Notes to Consolidated Financial Statements. The Notes also include further information about the stock-based employee investment plans.

Share Ownership Guidelines

The Siemens Share Ownership Guidelines are an integral part of the remuneration system for the Managing Board and senior management. These guidelines require the members of the Managing Board - after a certain buildup phase - to hold Siemens stock worth a multiple of their base compensation (300% for the President and CEO, 200% for the other members of the Managing Board) during their term of office on the Managing Board. The determining figure in this context is the average base compensation that the relevant member of the Managing Board has drawn over the four years of the buildup phase. Accordingly, changes that have been made to base compensation in the meantime are included. Non-forfeitable stock awards (Bonus Awards) are taken into account in determining compliance with the Share Ownership Guidelines.

Evidence that this obligation has been met must first be provided after the buildup phase, and updated annually thereafter. If the value of the accrued holdings declines below the minimum to be evidenced from time to time because the market price of Siemens stock has fluctuated, the member of the Managing Board is obliged to acquire additional shares.

Pension benefit commitments

The members of the Managing Board, like all Siemens AG employees, are included in the Siemens Defined Contribution Benefit Plan (BSAV). Under the BSAV, members of the Managing Board receive contributions that are credited to their personal pension account. The amount of the annual contributions is based on a predetermined percentage which refers to the base compensation and the target amount for the bonus. This percentage is decided annually by the Supervisory Board; it was set most recently at 28%. The non-forfeitability of pension benefit commitments is in compliance with the provisions of the German Company Pensions Act (Betriebsrentengesetz). Special contributions may be granted to Managing Board members on the basis of individual decisions of the Supervisory Board. In the case of new appointments of members of the Managing Board from outside the Company, these contributions may be defined as non-forfeitable from their inception. If a member of the Managing Board had earned a pension benefit entitlement from the Company before the BSAV was introduced, a portion of his contributions went toward financing this prior commitment.

Members of the Managing Board are entitled to benefits under the BSAV on reaching the age of 60, at the earliest. They may choose to have their accrued pension benefit balance paid out as a pension, as a lump sum, or in a maximum of twelve annual installments. If the pension option is chosen, a decision must be made as to whether it should include pensions for surviving dependents. If a member of the Managing Board dies while receiving a pension, benefits will be paid to the member’s surviving dependents if the member has chosen such benefits. The Company will then provide a limited-term pension to surviving children until they reach age 27, or age 25 in the case of commitments made on or after January 1, 2007.

Benefits from the retirement benefit system that was in place before the BSAV was introduced are normally granted as pension benefits with a surviving dependents’ pension. In this case as well, a payout in installments or a lump sum may be chosen instead of pension payments.

Members of the Managing Board who were employed by the Company on or before September 30, 1983, are entitled to transition payments for the first six months after retirement, equal to the difference between their final base compensation and the retirement benefits payable under the corporate pension plan.

Commitments in connection with termination of Managing Board membership

Managing Board contracts provide for a compensatory payment if membership on the Managing Board is terminated prematurely by mutual agreement, without serious cause. The amount of this payment must not exceed the value of two years’ compensation (cap). The amount of the compensatory payment is calculated on the basis of the base compensation and the variable components of compensation actually received for the last fiscal year before termination. The compensatory payment is payable in the month when the member leaves the Managing Board. In addition, a one-time exceptional contribution is made to the BSAV. The amount of this contribution is based on the BSAV contribution that the Board member received for the previous year, together with the remaining term of the appointment, but is limited to not more than two years’ contributions (cap). The above benefits are not paid if an amicable termination of the member’s activity on the Managing Board is agreed upon at the member's request, or if there is serious cause for the Company to terminate the employment relationship.

In the event of a change of control that results in a substantial change in the position of the Managing Board member (e.g., due to a change in corporate strategy or a change in the Managing Board member’s duties and responsibilities), the member of the Managing Board has the right to terminate his or her contract with the Company for good cause. A change of control exists if one or more shareholders acting jointly or in concert acquire a majority of the voting rights in Siemens AG and exercise a controlling influence, or if Siemens AG becomes a dependent enterprise as a result of entering into an intercompany agreement within the meaning of Section 291 of the German Stock Corporation Act, or if Siemens AG is to be merged into an existing corporation or other entity. If this right of termination is exercised, the Managing Board member is entitled to a severance payment in the amount of not more than two years’ compensation. The calculation of the annual compensation includes not only the base compensation and the target amount for the bonus, but also the target amount for the Stock Awards, in each case based on the most recent completed fiscal year prior to termination of the contract. The stock-based components for which a firm commitment already exists will remain unaffected. There is no entitlement to a severance payment if the Managing Board member receives benefits from third parties in connection with a change of control. Moreover, there is no right to terminate if the change of control occurs within a period of twelve months prior to a Managing Board member’s retirement.

Additionally, compensatory or severance payments cover non-monetary benefits by including an amount of 5% of the total compensation or severance amount. Compensatory or severance payments will be reduced by 15% as a lump-sum allowance for discounted values and for income earned elsewhere. However, this reduction will apply only to the portion of the compensatory or severance payment that was calculated without taking account of the first six months of the remaining term of the Managing Board member’s contract.

If a member leaves the Managing Board, the variable component (bonus) is determined pro rata temporis after the end of the fiscal year in which the appointment was terminated and settled in cash at the usual payout or transfer date, as the case may be. If the employment contract is terminated in the course of an appointment period, the non-forfeitable stock awards (Bonus Awards) for which the waiting period is still in progress will remain in effect without restriction. If the employment agreement is terminated because of retirement, disability or death, a Managing Board member’s Bonus Awards will be settled in cash as of the date of departure from the Board.

By contrast, stock commitments that were made as long-term variable compensation (Stock Awards) and for which the restriction period is still in progress will expire without replacement if the employment agreement is terminated in the course of an appointment period. The same applies if the employment agreement is not extended after the end of an appointment period, either at the Board member’s request or because there is serious cause that would have entitled the Company to revoke the appointment or terminate the contract. However, once granted, Stock Awards do not expire if the employment agreement is terminated because of retirement, disability, or death, or in connection with a spin-off, the transfer of an operation, or a change of activity within the corporate group. In this case, the Stock Awards will remain in effect upon termination of the employment agreement and will be honored on expiration of the restriction period.

REMUNERATION OF MEMBERS OF THE MANAGING BOARD FOR FISCAL 2012

On the basis of our One Siemens target system, at the beginning of the fiscal year the Supervisory Board sets the targets and weighting for the unchanged parameters compared to the previous year: organic revenue growth, return on capital employed (ROCE) adjusted, and free cash flow, in each case on the basis of continuing operations, together with earnings per share (EPS) on the basis of continuing and discontinued operations. The definition of these parameters and their weighting acknowledge a sustainable enhancement of corporate value. An internal review of the appropriateness of the Managing Board’s compensation for fiscal 2012 has confirmed that the remuneration of the Managing Board resulting from the target attainment for fiscal 2012 is to be considered appropriate. Following the decision on determining the achievement of the targets set at the beginning of the fiscal year, the Supervisory Board decided at its meeting on November 7, 2012, to set the variable compensation component (bonus), the Stock Awards to be granted and the pension benefit contributions as follows:

Variable compensation component (bonus)—In setting the targets for the variable compensation (bonus) at the beginning of fiscal 2012, the Supervisory Board took into account that the Company focuses on a sustainable appreciation of value:

•

The primary focus of the decision was capital-efficient growth; consequently, for fiscal 2012 more importance was attributed to the target parameters of organic revenue growth and return on capital employed (ROCE) adjusted.

•	For ROCE adjusted, the target value from the prior year remained unchanged.

•	The target for free cash flow was increased noticeably compared to the prior year.

As a consequence, the following targets were set and attained with respect to the variable compensation component:

Target parameter	Weight	100% of target	Actual 2012 figure	Target attainment
Revenue growth (organic)*	40%	1%	3%	146.40%
ROCE adjusted*	40%	16.1%	17.0%	123.75%
Free Cash Flow *	20%	€3,600 million	€4,790 million	139.67%
Total target attainment				135.99%

*	Continuing operations

The values measured for target attainment were not adjusted. The Supervisory Board decided, exercising its duty-bound discretion (pflichtgemäßes Ermessen), to individually adjust the bonus payout amounts resulting from target attainment upward or downward for single Managing Board members with business responsibility for Sector portfolios. In its decision, the Supervisory Board reflected the attained performance of the Sectors.

Long-term stock-based compensation—For half of the annual target amount for the Stock Awards, an average basic EPS (from continuing and discontinued operations) of €5.54 was determined for fiscal years 2010 through 2012, yielding a target attainment of 154%.

For the other half of the annual target amount for the Stock Awards, the Supervisory Board approved a number of Stock Awards equivalent to the monetary value of half the target amount on the award date. The amount by which these stock commitments must be adjusted—or an additional cash payment must be made—after the end of the restriction period will depend on the performance of Siemens stock compared to the stock of five competitors (ABB, General Electric, Philips, Rockwell, Schneider) over the coming four years, and will therefore not be determined until after the end of fiscal 2016.

The number of stock commitments (Bonus Awards and Stock Awards) granted was based on the closing price of Siemens stock in Xetra trading on the date of commitment less the present value of dividends expected during the holding period, because beneficiaries are not entitled to receive dividends. This figure for determining the number of commitments amounted to €64.93 (prior year: €57.70).

Total compensation—On the basis of the Supervisory Board decisions described above, Managing Board compensation for fiscal 2012 totaled €39.61 million, which is at the same level as in the previous year (2011: €39.61 million). Of this total amount, €17.45 million (2011: €18.94 million) was attributable to the cash compensation components and €22.16 million (2011: €20.68 million) to stock-based compensation. Thus, more than half of the compensation was paid in the form of stock-based instruments with waiting or restriction periods of four years and therefore on a deferred basis.

The fair values of the granted stock-based compensation component shown in the following table do not represent a cash inflow for Managing Board members for fiscal 2012. They represent the notional value of the Bonus Awards and Stock Awards granted in fiscal 2012 as calculated on the basis of reporting standards. The transfer of one share per award will not take place until the expiration of the four-year waiting or restriction period, or in other words, not until November 2016. The number of Stock Awards linked to the performance of the price of Siemens stock will be adjusted after the end of the restriction period, on the basis of the actual target attainment. Accordingly, the value of the actual shares transferred may be higher or lower than shown here, also depending on the stock price in effect at the time of transfer.

The following compensation was determined for each of the members of the Managing Board for fiscal 2012 (individualized disclosure):

	Non-performance-based components				Performance-based components without long-term incentive effect non-stock-based		Performance-based components with long-term incentive effect stock-based
	Base compensation		Other compensation(1)		Variable compensation component (bonus)—Cash component		Variable compensation component (bonus)—Bonus Awards(2)
	2012	2011	2012	2011	2012	2011	2012		2011
							Shares	Fair value(4)	Shares	Fair value(4)
	(Amounts in number of units or €)
Managing Board members serving as of September 30, 2012
Peter Löscher	2,000,000	2,000,000	30,720	29,594	1,359,900	1,973,800	20,945	1,359,959	34,208	1,973,802
Dr. Roland Busch(6, 7)	900,000	450,000	49,771	88,726	550,760	444,105	8,483	550,801	7,697	444,117
Brigitte Ederer	900,000	900,000	27,697	54,651	611,955	888,210	9,425	611,965	15,394	888,234
Klaus Helmrich(7)	900,000	450,000	76,961	35,318	611,955	444,105	9,425	611,965	7,697	444,117
Joe Kaeser(8)	900,000	900,000	72,935	72,411	611,955	888,210	9,425	611,965	15,394	888,234
Barbara Kux	900,000	900,000	33,960	168,176	611,955	888,210	9,425	611,965	15,394	888,234
Prof. Dr. Hermann Requardt(6)	900,000	900,000	64,132	62,565	673,151	888,210	10,368	673,194	15,394	888,234
Prof, Dr. Siegfried Russwurm	900,000	900,000	42,146	41,303	611,955	888,210	9,425	611,965	15,394	888,234
Peter Y. Solmssen(9)	900,000	900,000	33,498	64,720	611,955	888,210	9,425	611,965	15,394	888,234
Dr. Michael Süß(7)	900,000	450,000	49,089	13,751	611,955	444,105	9,425	611,965	7,697	444,117
Former members of the Managing Board
Wolfgang Dehen(10)	—	450,000	—	25,046	—	444,105	—	—	7,697	444,117

Total	10,100,000	9,200,000	480,909	656,261	6,867,496	9,079,480	105,771	6,867,709	157,360	9,079,674

(Continued)	Performance-based components with long-term incentive effect stock-based
	Stock Awards(2)								Total compensation(3)
	2012				2011				2012	2011
	Target attainment depending on EPS for past three fiscal years		Target attainment depending on future stock performance		Target attainment depending on EPS for past three fiscal years		Target attainment depending on future stock performance
	Shares	Fair value(4)	Shares	Fair value(5)	Shares	Fair value(4)	Shares	Fair value(5)
	(Amounts in number of units or €)
Managing Board members serving as of September 30, 2012
Peter Löscher	29,648	1,925,045	19,252	1,195,549	24,697	1,425,017	21,664	1,336,014	7,871,173	8,738,227
Dr. Roland Busch(6, 7)	11,859	770,005	7,701	478,232	4,940	285,038	4,333	267,215	3,299,569	1,979,201
Brigitte Ederer	11,859	770,005	7,701	478,232	9,879	570,018	8,666	534,430	3,399,854	3,835,543
Klaus Helmrich(7)	11,859	770,005	7,701	478,232	4,940	285,038	4,333	267,215	3,449,118	1,925,793
Joe Kaeser(8)	20,754	1,347,557	13,477	836,922	9,879	570,018	8,666	534,430	4,381,334	3,853,303
Barbara Kux	11,859	770,005	7,701	478,232	9,879	570,018	8,666	534,430	3,406,117	3,949,068
Prof. Dr. Hermann Requardt(6)	11,859	770,005	7,701	478,232	9,879	570,018	8,666	534,430	3,558,714	3,843,457
Prof, Dr. Siegfried Russwurm	11,859	770,005	7,701	478,232	9,879	570,018	8,666	534,430	3,414,303	3,822,195
Peter Y. Solmssen(9)	11,859	770,005	7,701	478,232	9,879	570,018	8,666	534,430	3,405,655	3,845,612
Dr. Michael Süß(7)	11,859	770,005	7,701	478,232	4,940	285,038	4,333	267,215	3,421,246	1,904,226

Former members of the Managing Board
Wolfgang Dehen(10)	—	—	—	—	4,940	285,038	4,333	267,215	—	1,915,521

Total	145,274	9,432,642	94,337	5,858,327	103,731	5,985,277	90,992	5,611,454	39,607,083	39,612,146

(1)	Other compensation includes costs, or the cash equivalent, of non-monetary benefits and perquisites, such as provision of Company cars in the amount of €257,855 (2011: €212,641), contributions toward the cost of insurance in the amount of €87,429 (2011: €72,964), reimbursement of fees for legal advice, tax advice and accommodation and moving expenses, including any taxes that have been assumed in this regard, as well as costs connected with preventive medical examinations, in the amount of €135,625 (2011: €370,656).

(2)	The expenses recognized for stock-based compensation (Bonus Awards and Stock Awards) and for the Share Matching Plan for members of the Managing Board in accordance with IFRS in fiscal 2012 and 2011 amounted to €15,995,543 and €15,193,559, respectively. The following amounts pertained to the members of the Managing Board in fiscal 2012: Peter Löscher €3,757,710 (2011: €4,042,438), Dr. Roland Busch €735,167 (2011: €285,356), Brigitte Ederer €950,250 (2011: €766,761), Klaus Helmrich €735,167 (2011: €285,356), Joe Kaeser €1,781,626 (2011: €1,770,429), Barbara Kux €1,493,576 (2011: €1,290,005), Prof. Dr. Hermann Requardt €1,605,244 (2011: €1,741,299), Prof. Dr. Siegfried Russwurm €1,571,872 (2011: €1,701,676), Peter Y. Solmssen €1,566,372 (2011: €1,696,632) and Dr. Michael Süß €735,167 (2011: €285,356). The corresponding expenses for the former Board member Wolfgang Dehen amounted to €1,063,392 (2011: €1,328,251).

(3)	The total compensation reflects the current fair value of stock-based compensation components. On the basis of the current monetary values of stock-based compensation components, total compensation amounted to €39,874,058 (2011: €39,250,929).

(4)	For Bonus Awards as well as Stock Awards, whose target attainment depends on EPS for the past three fiscal years, the fair value on the award date is equivalent to the respective monetary values.

(5)	The monetary values reflecting a target attainment of 100% amount to €6,125,302 (2011: €5,250,237). For the individual members of the Managing Board, that value was: Peter Löscher €1,250,032 (2011: €1,250,013), Dr. Roland Busch €500,026 (2011: €250,014), Brigitte Ederer €500,026 (2011: €500,028), Klaus Helmrich €500,026 (2011: €250,014), Joe Kaeser €875,062 (2011: €500,028), Barbara Kux €500,026 (2011: €500,028), Prof. Dr. Hermann Requardt €500,026 (2011: €500,028), Prof. Dr. Siegfried Russwurm €500,026 (2011: €500,028), Peter Y. Solmssen €500,026 (2011: €500,028) and Dr. Michael Süß €500,026 (2011: €250,014). The corresponding monetary value for the former Board member Wolfgang Dehen amounted to €0 (2011: €250,014).

(6)	The Supervisory Board adjusted the bonus payout amounts resulting from target attainment individually as follows: Dr. Roland Busch by 10% downward, equivalent to €122,391 and Prof. Dr. Hermann Requardt by 10% upward, equivalent to €122,391.

(7)	Dr. Roland Busch, Klaus Helmrich and Dr. Michael Süß were elected full members of the Managing Board effective April 1, 2011.

(8)	The Supervisory Board increased the annual target amount for the monetary value of the Stock Awards commitment for Joe Kaeser for fiscal 2012 by 75% to €1,750,000.

(9)	Peter Y. Solmssen will be reimbursed for relocation expenses incurred by him upon termination of his membership on the Managing Board of Siemens AG.

(10)	Wolfgang Dehen resigned from the Managing Board effective March 31, 2011.

Due to rounding, numbers presented may not add up precisely to totals provided.

Pension benefit commitments—For fiscal 2012, the members of the Managing Board were granted contributions under the BSAV totaling €5.7 million (2011: €5.2 million), based on the resolution of the Supervisory Board dated November 7, 2012. Of this amount, €0.1 million (2011: €0.1 million) related to funding of pension commitments earned prior to transfer to the BSAV and the remaining €5.6 million (2011: €5.1 million) to contributions to their personal pension accounts.

The contributions under the BSAV are added to the personal pension accounts each January following the close of the fiscal year, with value date on January 1. Until the beneficiary’s time of retirement, the pension account is credited with an annual interest payment (guaranteed interest), currently 1.75%, on January 1 of each year.

The following table shows individualized details of the contributions (additions) under the BSAV for fiscal 2012 as well as the defined benefit obligations for the pension commitments:

	Total contributions(1) for		Defined benefit obligation(2) for all pension commitments excluding deferred compensation(3)
	2012	2011	2012		2011
	(Amounts in €)
Managing Board members serving as of September 30, 2012
Peter Löscher	1,120,000	1,120,000	14,717,395	(2)	13,047,084	(2)
Dr. Roland Busch(4)	504,000	252,000	1,446,910		833,494
Brigitte Ederer	504,000	504,000	1,102,958		606,730
Klaus Helmrich(4)	504,000	252,000	1,723,759		1,098,440
Joe Kaeser	504,000	504,000	4,388,859		3,351,837
Barbara Kux	504,000	504,000	2,201,963	(2)	1,651,873	(2)
Prof. Dr. Hermann Requardt	504,000	504,000	4,433,581		3,498,238
Prof. Dr. Siegfried Russwurm	504,000	504,000	2,893,761		2,204,829
Peter Y. Solmssen	504,000	504,000	14,862,470	(2)	13,689,050	(2)
Dr. Michael Süß(4)	504,000	252,000	1,789,619		1,253,272
Former members of the Managing Board
Wolfgang Dehen(5)	—	252,000	2,374,826		2,166,086

Total	5,656,000	5,152,000	51,936,101		43,400,933

(1)	The expenses (service costs) recognized in accordance with IFRS in fiscal 2012 for Managing Board members’ entitlements under the BSAV in fiscal 2012 came to €6,152,011 (2011: €4,521,763). The following amounts pertained to the members of the Managing Board in fiscal 2012: Peter Löscher €1,235,653 (2011: €1,237,034), Dr. Roland Busch €547,713 (2011: €48,829), Brigitte Ederer €552,904 (2011: €479,838), Klaus Helmrich €547,675 (2011: €69,807), Joe Kaeser €530,970 (2011: €457,947), Barbara Kux €552,800 (2011: €479,082), Prof. Dr. Hermann Requardt €526,202 (2011: €452,475), Prof. Dr. Siegfried Russwurm €546,850 (2011: €472,594), Peter Y. Solmssen €553,236 (2011: €480,280) and Dr. Michael Süß €558,008 (2011: €120,802), in addition to €0 (2011: €223,075) for former Managing Board member Wolfgang Dehen.

(2)	The defined benefit obligations reflect one-time special contributions of €19,358,000 for new appointments from outside the company, including €8,500,000 for Peter Löscher, €10,518,000 for Peter Y. Solmssen and €340,000 for Barbara Kux. The defined benefit obligations under all pension commitments including deferred compensation to Managing Board members serving as of September 30, 2011, came to €47.0 million, in addition to €2.2 million for former Managing Board member Wolfgang Dehen.

(3)	Deferred compensation totals €7,543,061 (2011: €5,814,318), including €269,147 for Klaus Helmrich (2011: €234,828), €2,755,189 for Joe Kaeser (2011: €2,396,726), €3,280,486 for Barbara Kux (2011: €2,096,825) and €1,238,239 for Prof. Dr. Hermann Requardt (2011: €1,085,939).

(4)	Dr. Roland Busch, Klaus Helmrich and Dr. Michael Süß were elected full members of the Managing Board effective April 1, 2011.

(5)	Wolfgang Dehen resigned from the Managing Board effective March 31, 2011.

Due to rounding, numbers presented may not add up precisely to totals provided.

Former members of the Managing Board and their surviving dependents received emoluments within the meaning of Section 314 para. 1 No. 6 b of the German Commercial Code (HGB) totaling €15.8 million (2011: €15.0 million) in fiscal 2012, but no Stock Awards (2011: no Stock Awards).

The defined benefit obligation (DBO) of all pension commitments to former members of the Managing Board and their surviving dependents as of September 30, 2012, amounted to €181.6 million (2011: €161.9 million). This amount is included in Item 18: Financial Statements—Notes to Consolidated Financial Statements.

Other—No loans or advances from the Company are provided to members of the Managing Board.

ADDITIONAL INFORMATION ON STOCK-BASED COMPENSATION INSTRUMENTS IN FISCAL 2012

This section provides information concerning the Stock Awards and stock options held by members of the Managing Board that were components of stock-based compensation in fiscal 2012 and prior years, and also about the Managing Board members’ entitlements to matching shares under the Siemens Share Matching Plan.

Stock Commitments—The following table shows the changes in the stock commitments (Bonus Awards and Stock Awards) held by Managing Board members in fiscal 2012:

	Balance at beginning of fiscal 2012		Granted during fiscal year(1)			Vested during fiscal year	Forfeited during fiscal year	Balance at end of fiscal 2012(2)
	Non- forfeitable commitments of Bonus Awards	Forfeitable commitments of Stock Awards	Non- forfeitable commitments of Bonus Awards	Forfeitable commitments of Stock Awards		Commitments of Bonus Awards and Stock Awards	Commitments of Stock Awards	Non-forfeitable commitments of Bonus Awards	Forfeitable commitments of Stock Awards
				(Target attainment depending on EPS for past three fiscal years)	(Target attainment depending on future stock performance)
	(Amounts in number of units)
Managing Board members serving as of September 30, 2012
Peter Löscher	—	144,180	34,208	24,697	21,664	66,402	—	34,208	124,139
Dr. Roland Busch(3)	—	8,042	7,697	6,076	5,330	2,958	—	7,697	16,490
Brigitte Ederer	—	12,422	15,394	9,879	8,666	4,179	—	15,394	26,788
Klaus Helmrich(3)	—	11,816	7,697	6,540	5,737	4,257	—	7,697	19,836
Joe Kaeser	—	57,673	15,394	9,879	8,666	26,561	—	15,394	49,657
Barbara Kux	—	29,055	15,394	9,879	8,666	—	—	15,394	47,600
Prof. Dr. Hermann Requardt	—	57,673	15,394	9,879	8,666	26,561	—	15,394	49,657
Prof. Dr. Siegfried Russwurm	—	57,673	15,394	9,879	8,666	26,561	—	15,394	49,657
Peter Y. Solmssen	—	57,673	15,394	9,879	8,666	26,561	—	15,394	49,657
Dr. Michael Süß(3)	—	20,435	7,697	7,118	6,244	8,884	—	7,697	24,913
Former members of the Managing Board
Wolfgang Dehen(4)	—	57,673	7,697	4,940	4,333	26,561	—	7,697	40,385

Total	—	514,315	157,360	108,645	95,304	219,485	—	157,360	498,779

(1)	The weighted average fair value as of the grant date for fiscal 2012 was €58.75 per granted share.

(2)	Amounts do not include stock commitments (Bonus Awards and Stock Awards) granted in November 2012 for fiscal 2012. For details, see above. However, these amounts may include Stock Awards received as compensation by the Managing Board member before joining the Managing Board.

(3)	Dr. Roland Busch, Klaus Helmrich and Dr. Michael Süß were elected full members of the Managing Board effective April 1, 2011.

(4)	Wolfgang Dehen resigned from the Managing Board effective March 31, 2011. Because he changed positions within the Corporate Group, his awards remain in effect under the applicable guidelines.

Stock options—The authorization to issue stock options expired in December 2006. On completion of a two-year vesting period, plan participants were entitled to exercise their subscription rights within a three-year period. Allowing for the vesting period, the last options were exercised in fiscal 2011. Any options still unexercised expired that same year. Consequently no options were outstanding either as of September 30, 2012, or in the prior year.

Shares from the Share Matching Plan—In fiscal 2011, the members of the Managing Board were entitled for the last time to participate in the Siemens Share Matching Plan, and under the plan were entitled to invest up to 50% of the annual gross amount of their variable cash compensation component (bonus) determined for fiscal 2010 in Siemens shares. After expiration of a vesting period of approximately three years, plan participants will receive one free matching share of Siemens stock for every three Siemens shares acquired and continuously held under the plan, provided the participants were employed without interruption at Siemens AG or a Siemens company until the end of the vesting period. The following table shows the development of the matching share entitlements of the individual members of the Managing Board in fiscal 2012.

	Balance at beginning of fiscal 2012(1)	Due during fiscal year	Forfeited during fiscal year	Balance at end of fiscal 2012(1)(2)
	Entitlement to matching shares	Entitlement to matching shares	Entitlement to matching shares	Entitlement to matching shares
	(Amounts in number of units)
Managing Board members serving as of September 30, 2012
Peter Löscher	—	—	—	—
Dr. Roland Busch(3)	868	802	—	66
Brigitte Ederer	560	560	—	—
Klaus Helmrich(3)	1,131	1,128	—	3
Joe Kaeser	7,661	3,855	—	3,806
Barbara Kux	698	—	—	698
Prof. Dr. Hermann Requardt	5,641	3,288	—	2,413
Prof. Dr. Siegfried Russwurm	5,459	4,926	—	533
Peter Y. Solmssen	6,051	6,051	—	—
Dr. Michael Süß(3)	—	—	—	—
Former members of the Managing Board
Wolfgang Dehen(4)	5,845	4,140	—	1,705

Total	33,914	24,690	—	9,224

(1)	Amounts may include entitlements acquired before the member joined the Managing Board.

(2)	The entitlements of the Managing Board members serving in fiscal 2012 had the following fair values: Peter Löscher €0 (2011: €0), Dr. Roland Busch €3,464 (2011: €21,039), Brigitte Ederer €0 (2011: €11,958), Klaus Helmrich €527 (2011: €25,059), Joe Kaeser €222,277 (2011: €305,003), Barbara Kux €33,282 (2011: €33,282), Prof. Dr. Hermann Requardt €140,823 (2011: €210,169), Prof. Dr. Siegfried Russwurm €25,487 (2011: €131,068), Peter Y. Solmssen €0 (2011: €129,588), and Dr. Michael Süß €0 (2011: €0). The entitlement of former Managing Board member Wolfgang Dehen has the following fair value: €80,815 (2011: €169,623). The above fair values also take into account that the shares acquired under the Base Share Program as part of the Share Matching Plan were provided with a Company subsidy (for additional information on the Base Share Program see Item 18: Financial Statements—Notes to Consolidated Financial Statements).

(3)	Dr. Roland Busch, Klaus Helmrich and Dr. Michael Süß were elected full members of the Managing Board effective April 1, 2011.

(4)	Wolfgang Dehen resigned from the Managing Board effective March 31, 2011. Because he changed positions within the Corporate Group, his entitlements remain in effect under the applicable guidelines.

Share Ownership Guidelines—Different deadlines apply for the individual members of the Managing Board to provide their first-time proof of compliance with the Siemens Share Ownership Guidelines, depending on the date when the member was appointed to the Managing Board. The following table shows the number of Siemens shares held by Managing Board members as of the deadline in March 2012 for showing compliance with the Share Ownership Guidelines, and the number of Siemens shares to be held permanently with a view to future deadlines.

	Obligation under Share Ownership Guidelines
	Required value(1)	Required number of shares(2)	Proven number of shares(3)
	(Amounts in number of units or €)
Managing Board members required to show proof as of March 9, 2012
Peter Löscher	5,961,250	81,874	144,419
Joe Kaeser	1,645,000	22,593	58,170
Prof. Dr. Hermann Requardt	1,645,000	22,593	48,093
Prof. Dr. Siegfried Russwurm	1,645,000	22,593	49,197
Peter Y. Solmssen	1,645,000	22,593	50,522

Total	12,541,250	172,246	350,401

(1)	The amount of the obligation is based on a member’s average base compensation for the four years prior to each review of his or her achievement of the targets defined by the Share Ownership Guidelines.

(2)	Based on the average XETRA opening price of €72.81 for the fourth quarter of 2011 (October—December)

(3)	As per March 9, 2012 (date of proof), including 2011 Bonus Awards

The following table shows the proof-of-compliance obligations of the other Managing Board members in view of the Share Ownership Guidelines:

	Obligation under Share Ownership Guidelines
	Required value(1)	Required number of shares(2)	Due date for initial measurement of adherence
	(Amounts in number of units or €)
Managing Board members required to show proof in subsequent years
Dr. Roland Busch	1,800,000	24,722	March 2016
Brigitte Ederer	1,800,000	24,722	March 2015
Klaus Helmrich	1,800,000	24,722	March 2016
Barbara Kux	1,705,000	23,417	March 2013
Dr. Michael Süß	1,800,000	24,722	March 2016

Total	8,905,000	122,305

(1)	The amount of the obligation is based on a member’s average base compensation for the four years prior to each review of his or her achievement of the targets defined by the Share Ownership Guidelines. The amount shown here is based on average base compensation since the member’s initial appointment.

(2)	Based on the average XETRA opening price of €72.81 for the fourth quarter of 2011 (October—December)

REMUNERATION OF MEMBERS OF THE SUPERVISORY BOARD

The current remuneration policies for the Supervisory Board were authorized at the Annual Shareholders’ Meeting held on January 25, 2011. Details are set out in Section 17 of the Articles of Association of Siemens AG. The remuneration of the Supervisory Board consists entirely of fixed compensation. The remuneration of the members of the Supervisory Board reflects the responsibilities and scope of work of the Supervisory Board members. The Chairman and deputy chairmen of the Supervisory Board, as well as the Chairmen and members of the Audit Committee and the Chairman’s Committee, and—to a lesser degree—the Compliance Committee and the Finance and Investment Committee, receive additional compensation.

According to current rules, members of the Supervisory Board receive an annual base compensation of €140,000; the Chairman of the Supervisory Board receives a base compensation of €280,000, and each of the deputy chairmen receives €220,000.

The members of the Supervisory Board committees receive the following additional fixed compensation for their work on those committees: The Chairman of the Audit Committee receives €160,000, and each of the other members receives €80,000; the Chairman of the Chairman's Committee receives €120,000, and each of the other members receives €80,000; the Chairman of the Finance and Investment Committee receives €80,000, and each of the other members receives €40,000; the Chairman of the Compliance Committee receives €80,000, and each of the other members receives €40,000. However, no additional compensation is paid for work on the Compliance Committee if a member of that committee is already entitled to compensation for work on the Audit Committee.

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

No loans or advances from the Company are provided to members of the Supervisory Board.

The following compensation was determined for each of the members of the Supervisory Board for fiscal 2012 (individualized disclosure):

	2012				2011
	Base compensation	Additional compensation for committee work(1)	Total		Base compensation	Additional compensation for committee work	Total
	(Amounts in €)
Supervisory Board members serving as of September 30, 2012
Dr. Gerhard Cromme	280,000	280,000	560,000		280,000	280,000	560,000
Berthold Huber(2)	220,000	80,000	300,000		210,833	76,667	287,500
Dr. Josef Ackermann	207,778	75,556	283,333		210,833	76,667	287,500
Lothar Adler(2)	140,000	160,000	300,000		140,000	160,000	300,000
Jean-Louis Beffa	132,222	37,778	170,000		140,000	40,000	180,000
Gerd von Brandenstein	140,000	40,000	180,000		134,167	38,333	172,500
Michael Diekmann	140,000	—	140,000		134,167	—	134,167
Dr. Hans Michael Gaul	140,000	160,000	300,000		140,000	160,000	300,000
Prof. Dr. Peter Gruss	140,000	—	140,000		128,333	—	128,333
Bettina Haller(2)	140,000	80,000	220,000		140,000	80,000	220,000
Hans-Jürgen Hartung (2)	140,000	—	140,000		140,000	—	140,000
Harald Kern(2)	140,000	—	140,000		140,000	—	140,000
Jürgen Kerner (2, 3)	105,000	90,000	195,000		—	—	—
Dr. Nicola Leibinger-Kammüller	132,222	—	132,222		128,333	—	128,333
Werner Mönius(2)	140,000	40,000	180,000		140,000	40,000	180,000
Håkan Samuelsson	140,000	40,000	180,000		128,333	36,667	165,000
Dr. Rainer Sieg	140,000	—	140,000		140,000	—	140,000
Birgit Steinborn(2)	140,000	120,000	260,000		140,000	120,000	260,000
Lord Iain Vallance of Tummel	140,000	80,000	220,000		140,000	80,000	220,000
Sibylle Wankel(2)	140,000	40,000	180,000		140,000	40,000	180,000
Former Supervisory Board members
Dieter Scheitor(2, 3)	46,667	40,000	86,667		140,000	120,000	260,000

Total	3,083,889	1,363,333	4,447,222	(4)	3,034,999	1,348,334	4,383,333	(4)

(1)

Dr. Gerhard Cromme as Chairman of the Supervisory Board and of the Chairman’s Committee, the Compliance Committee, and the Finance and Investment Committee, as well as a member of the Audit Committee; Berthold Huber as Deputy Chairman of the

Supervisory Board and member of the Chairman’s Committee; Dr. Josef Ackermann as Deputy Chairman of the Supervisory Board and member of the Chairman’s Committee; Lothar Adler as member of the Chairman’s Committee, the Compliance Committee and the Finance and Investment Committee; Jean-Louis Beffa as member of the Finance and Investment Committee; Gerd von Brandenstein as member of the Finance and Investment Committee; Dr. Hans Michael Gaul as Chairman of the Audit Committee and member of the Compliance Committee; Bettina Haller as member of the Audit Committee and the Compliance Committee; Jürgen Kerner as member of the Audit Committee and the Finance and Investment Committee; Werner Mönius as member of the Finance and Investment Committee; Håkan Samuelsson as member of the Finance and Investment Committee; Dieter Scheitor as member of the Audit Committee and the Finance and Investment Committee; Birgit Steinborn as member of the Audit Committee and the Finance and Investment Committee; Lord Iain Vallance of Tummel as member of the Audit Committee and the Compliance Committee; and Sibylle Wankel as member of the Compliance Committee, each received an additional fixed compensation for their committee work.

(2)	Both the employee representatives on the Supervisory Board who represent the employees pursuant to Section 3 (1) No. 1 of the German Codetermination Act (Mitbestimmungsgesetz, MitbestG) and the representatives of the trade unions on the Supervisory Board declared their readiness to transfer their compensation to the Hans Boeckler Foundation, in accordance with the guidelines of the Confederation of German Trade Unions (DGB).

(3)	Jürgen Kerner succeeded Dieter Scheitor on the Supervisory Board by court-ordered appointment as of the end of the day of the Annual Shareholders’ Meeting on January 24, 2012.

(4)	In addition, the members of the Supervisory Board are entitled to receive a meeting attendance fee of €1,500 (2011: €1,500) for each meeting of the Supervisory Board and its committees that they attend. In fiscal 2012, Dr. Gerhard Cromme received meeting fees of €48,000 (2011: €46,500), Dr. Hans Michael Gaul received meeting fees of €34,500 (2011: €30,000), Lothar Adler received meeting fees of €30,000 (2011: €34,500), Bettina Haller received meeting fees of €25,500 (2011: €30,000), Lord Iain Vallance of Tummel received meeting fees of €25,500 (2011: €28,500), Dr. Josef Ackermann received meeting fees of €22,500 (2011: €19,500), Birgit Steinborn received meeting fees of €22,500 (2011: €30,000), Berthold Huber received meeting fees of €18,000 (2011: €19,500), Sibylle Wankel received meeting fees of €16,500 (2011: €18,000), Gerd von Brandenstein received meeting fees of €13,500 (2011: €16,500), Werner Mönius received meeting fees of €13,500 (2011: €18,000), Håkan Samuelsson received meeting fees of €13,500 (2011: €13,500), Jürgen Kerner received meeting fees of €12,000 (2011: €0), Dieter Scheitor received meeting fees of €10,500 (2011: €30,000), Jean-Louis Beffa received meeting fees of €9,000 (2011: €16,500), Michael Diekmann received meeting fees of €9,000 (2011: €10,500), ), Prof. Dr. Peter Gruss received meeting fees of €9,000 (2011: €9,000), Hans-Jürgen Hartung received meeting fees of €9,000 (2011: €12,000), Harald Kern received meeting fees of €9,000 (2011: €12,000), Dr. Rainer Sieg received meeting fees of €9,000 (2011: €12,000) and Dr. Nicola Leibinger-Kammüller received meeting fees of €7,500 (2011: €9,000).

Due to rounding, numbers presented may not add up precisely to totals provided.

OTHER

The Company provides a group insurance policy for board and committee members and certain employees of the Siemens organization that is taken out for one year and renewed annually. The insurance covers the personal liability of the insured in the case of a financial loss associated with employment functions. The insurance policy for fiscal 2012 includes a deductible for the members of the Managing Board and the Supervisory Board in compliance with the requirements of the German Stock Corporation Act and the German Corporate Governance Code.

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

STOCK AWARDS

In November 2004, we introduced Stock Awards as another means of providing stock-based compensation to our Managing Board, members of senior management of Siemens AG and of our domestic and foreign subsidiaries, and other eligible employees. Stock awards are commitments to issue or transfer shares of Siemens

AG to the grantee. Generally, each Stock Award is subject to a restriction period of about four years; Stock Awards granted between October 1, 2007 and September 30, 2011, however, are subject to a shorter restriction period of three years. Upon expiration of the restriction period, the grantee receives a corresponding number of shares of Siemens AG without additional payment.

Stock Awards cannot be transferred, sold, pledged or otherwise encumbered. They can be inherited only by spouses or - in the absence of a spouse - by children of the grantee. Stock Awards are not entitled to dividends paid during the restriction period.

Until the end of fiscal 2010, the Supervisory Board decided annually after the end of each fiscal year at its discretion how many Stock Awards to grant to members of the Managing Board. Starting with fiscal 2011, the Supervisory Board established mandatory rules for the grant of Stock Awards, rendering this remuneration component fully performance-related. Further, under the remuneration system, half of the variable compensation component (bonus) for members of the Managing Board is settled in the form of non-forfeitable stock awards (Bonus Awards). Contingent on target attainment measured after the end of each fiscal year, the Supervisory Board decides on the number of Bonus and Stock Awards to be granted to each member of the Managing Board. For further details, including the applicable target system, the number of Bonus and Stock Awards granted to the individual members of our Managing Board and the Bonus and Stock Awards’ respective fair values, see Compensation report.

The Managing Board decides annually how many Stock Awards to grant to members of senior management of Siemens AG and our domestic and foreign subsidiaries, and other eligible employees. As a rule, Stock Awards may be granted only once a year within 30 days after publication of Siemens annual results, and, starting with fiscal 2012, the grant of these Stock Awards is fully performance-related. One portion of the Stock Awards granted depends on the degree to which an earnings-per-share target is attained, determined on the basis of the average basic earnings per share for the past three years preceding the grant. After the end of each fiscal year, the Managing Board determines the degree of target attainment with binding effect. The other portion of the Stock Awards granted depends on the performance of the share price of Siemens during the restriction period in comparison to the performance of the share prices of certain Siemens competitors.

In November 2012, the Company decided to award a total of 2,503,461 Stock Awards with a commitment date of November 9, 2012 of which 345,382 Stock Awards were awarded to members of our Managing Board and 2,158,079 Stock Awards were awarded to members of senior management of Siemens AG and of domestic and foreign subsidiaries, and other eligible employees of the Company.

The monetary value of the Bonus Awards and Stock Awards is recorded at the market price of the Siemens share on the commitment date less the present value of dividends expected during the waiting respectively restriction period, considering market conditions (if applicable). The following table sets forth information relating to the Stock Awards awarded during fiscal 2013, 2012 and 2011:

	2013	2012	2011
Number of Stock Awards	2,503,461	2,407,834	1,372,306
Monetary value per Stock Award	€63.86	€59.41	€77.76
Total monetary value of Stock Awards	€159.9 million	€143.1 million	€106.7 million

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

After expiration of a three-year vesting period, each Plan Participant is entitled to receive, without further payment, one matching share of Siemens stock for every three Siemens shares acquired and continuously held under the Plan. With the decision on their investment amount in December 2011, all Plan Participants acquired a total amount of 2,119,061 investment shares of Siemens stock under the Plan and, accordingly, are entitled to receive a total amount of 706,354 matching shares upon expiration of the three-year vesting period, provided that the shares were continuously held, for the duration of the vesting period. For further details, including the number of matching share entitlements of the individual members of our Managing Board under the Plan, see Item 6: Directors, senior management and employees—Compensation report.

SHARE OWNERSHIP

As of October 12, 2012, the current Managing Board members held a total of 430,008 (2011: 441,061) Siemens shares as well as stock awards on Siemens shares (exercisable within sixty days), representing less than 0.05% (2011: 0.05%) of the capital stock of Siemens AG which totaled 881,000,000 (2011: 914,203,421). As of the same day, the current members of the Supervisory Board held Siemens shares as well as stock awards on Siemens shares (exercisable within sixty days) representing less than 0.01% (2011: 0.01%) of the capital stock of Siemens AG which totaled 881,000,000 (2011: 914,203,421). These figures do not include 11,454,464 (2011: 11,715,342) shares, or 1.30% (2011: 1.28%) of the capital stock which totaled 881,000,000 (2011: 914,203,421), over which the von Siemens-Vermögensverwaltung GmbH (vSV), a German limited liability company, has voting control under powers of attorney based on an agreement between—among others—members of the Siemens family, including Mr. Gerd von Brandenstein, and vSV. These shares are voted together by vSV based on proposals by the family partnership established by the Siemens family or by one of its committees representing members of the Siemens family. Mr. Gerd von Brandenstein is the current chairman of the executive committee and has a deciding vote in case of a deadlock. The vSV is described in more detail under Item 7: Major shareholders and related party transactions—Major shareholders.

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

MAJOR SHAREHOLDERS

The von Siemens Vermögensverwaltung GmbH (vSV) is a German limited liability company and party to an agreement with, among others, members of the Siemens family (family agreement). In order to bundle and represent their interests, the family established a family partnership. As of October 22, 2012, the vSV held, on a sustained basis, powers of attorney allowing it to vote for approximately 1.30% of our outstanding shares on behalf of members of the Siemens family. The family partnership or one of its committees makes proposals to the vSV with respect to the exercise of voting rights at Shareholders’s Meetings of the Company, which are taken into account by the vSV when acting within the bounds of its professional discretion. One of these committees is the executive committee, which is currently chaired by Mr. Gerd von Brandenstein, who is also a member of our Supervisory Board; he has a casting vote in the committee in case of a deadlock.

Relevant notification thresholds under the German Securities Trading Act (Wertpapierhandelsgesetz) are set at 3%, 5%, 10%, 15%, 20%, 25%, 30%, 50% and 75% of the share capital, but not for fluctuations between any such amounts. To our knowledge and based on public filings, other than described below there is no other single person that may be considered a beneficial owner of 5% or more of our outstanding shares.

On October 29, 2012, correcting a notice originally dated March 28, 2012, BlackRock Holdco 2, Inc., Wilmington, USA, notified us directly and via its subsidiary BlackRock Financial Management, Inc., New York, USA, that it held, directly or indirectly, 45,863,109 shares, or 5.02% of our common shares as of September 1, 2011. We have received no further notification from BlackRock Holdco 2, Inc. since that date.

On August 23, 2011, BlackRock, Inc., New York, USA, notified us that it held, directly or indirectly, 45,775,458 shares, or 5.01% of our common shares as of August 17, 2011. We have received no further notification from BlackRock, Inc. since that date.

On May 10, 2012, the State of Qatar, Doha, Qatar, acting by and through DIC Company Limited, George Town, Grand Cayman, notified us that it held 27,758,338 shares, or 3.04% of our common shares as of May 7, 2012. We have received no further notification since that date.

The Werner Siemens Stiftung Zug, Switzerland, a family-sponsored foundation, has notified us that as of January 2, 2008, it held 27,739,285 shares, or 3.03% of our common shares, thus exceeding the 3% reporting threshold set forth in the German Securities Trading Act. We have received no further notification since that date.

In addition, there are entities, mostly investment management companies, banks or other financial institutions, which according to information they provided to us at various points over the last three fiscal years reached, exceeded or fell below the reporting threshold set forth in the German Securities Trading Act. Such information has been made publicly available.

As of September 30, 2012, we held 24,725,674 shares, or 2.81% of our common shares, which we had repurchased and held as treasury shares. For further information on share repurchases, see Item 10: Additional information—Articles of Association and relevant provisions of German law—Repurchase of our own shares and Item 16E: Purchases of equity securities by the issuer and affiliated purchasers. For further information on shares held in treasury, see Item 18: Financial Statements—Notes to Consolidated Financial Statements.

Based on our share register, we had 739,691 shareholders of record as of September 30, 2012, and U.S. record holders held approximately 12.35% of our common shares at that date. In addition, the records of the depositary under our ADR Program, Deutsche Bank, show that there were 478 registered holders of our American Depositary Shares (ADSs) at that date. In August 2012, we commissioned an analysis of our shareholder structure, which showed that shareholders in the U.S. held roughly 16% of our share capital outstanding as of August 31, 2012.

RELATED PARTY TRANSACTIONS

As reflected in the information in the tables above under Item 6: Directors, senior management and employees—Management—Supervisory Board and —Managing Board, some of our board members hold, or in the last year have held, positions of significant responsibility with other entities. We have relationships with almost all of these entities in the ordinary course of our business whereby we buy and sell a wide variety of products and services on arm’s length terms. Until the close of the annual general meeting of Deutsche Bank AG on May 31, 2012, Dr. Josef Ackermann was the Chairman of the Management Board of Deutsche Bank AG. Our transactions with Deutsche Bank Group are conducted on arm’s length basis and include securities underwriting, other investment banking services, and credit, money market and foreign exchange business as well as transaction banking services. Michael Diekmann is the Chairman of the Board of Management of Allianz SE. Our transactions with Allianz Group are conducted on arm’s length basis and include insurance business and asset management.

During the last fiscal year, there were no loans outstanding to members of our management.

A company that is owned by the brother of one of the employee representatives on Siemens’ Supervisory Board provided commercial interior planning and decorating services to Siemens for compensation of approximately €134,000 in fiscal 2011.

We have relationships with many joint ventures and associates in the ordinary course of business whereby we buy and sell a wide variety of products and services generally on arm’s length terms. For information regarding our subsidiaries, joint ventures and associated companies in fiscal 2012, see Item 18: Financial Statements—Notes to Consolidated Financial Statements and Item 19: Exhibits—List of subsidiaries and associated companies.

As of September 30, 2012 and 2011, loans given to joint ventures and associates amounted to €60 million and €158 million, respectively. In December 2010, Siemens and Nokia Corporation each converted €266 million of liabilities into preferred NSN shares; the liabilities included the remaining shareholder loan tranche of nominal €250 million as well as deferred interest due from NSN. In the fourth quarter of fiscal 2011, in order to strengthen NSN’s financial position, Nokia and Siemens each provided new equity of €500 million and received preferred shares in return. The increase in equity did not change the existing shareholder ratio between Siemens and Nokia Corporation.

For additional information, see Item 18: Financial Statements—Notes to Consolidated Financial Statements—Note 38.

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

MARKET PRICE INFORMATION

The table below sets forth, for the calendar periods indicated, the high and low closing sales prices on the Frankfurt Stock Exchange for the common shares of Siemens as reported by the Electronic cash market trading system (Xetra). The table also shows, for the periods indicated, the closing highs and lows of the DAX, a German stock index which measures the performance of the 30 largest German companies in terms of order book volume and market capitalization, and the average daily trading volume of our common shares on Xetra. See the discussion under Item 3: Key Information—Exchange rate information, for information with respect to rates of exchange between the US$ and the € applicable during the periods set forth below.

	Price per common share		DAX		Average daily trading volume(1)
	High	Low	High	Low
	(€)				(millions of shares)
Annual highs and lows
2007	111.17	75.32	8,105.7	6,447.7	7.422
2008	107.29	35.52	7,949.1	4,127.4	7.571
2009	69.00	38.36	6,011.6	3,666.4	4.409
2010	94.78	61.67	7,078.0	5,434.3	3.777
2011	99.38	64.45	7,527.6	5,072.3	3,910
2012(2)	80.27	63.06	7,451.6	5,969.4	3,491
Quarterly highs and lows
2010
First quarter	74.42	61.67	6,156.9	5,434.3	4.054
Second quarter	79.23	68.25	6,332.1	5,670.0	4.815
Third quarter	79.37	70.94	6,351.6	5,816.2	3.220
Fourth quarter	94.78	75.56	7,078.0	6,134.2	3.056
2011
First quarter	98.00	86.43	7,426.8	6,513.8	4.041
Second quarter	99.38	89.46	7,527.6	7,026.9	3.004
Third quarter	95.25	64.45	7,471.4	5,072.3	4.937
Fourth quarter	78.19	65.67	6,346.2	5,216.7	3,612
2012
First quarter	79.71	72.14	7,157.8	6,017.2	3,485
Second quarter	76.44	63.06	7,056.7	5,969.4	3,688
Third quarter	79.50	66.44	7,451.6	6,387.6	3,480
Fourth quarter(2)	80.27	76.19	7,437.2	6,950.5	3,198
Monthly highs and lows
2012
June	67.40	63.06	6,416.3	5,969.4	3,749
July	70.12	66.44	6,774.1	6,387.6	3,148
August	75.59	68.34	7,089.3	6,606.1	3,304
September	79.50	74.71	7,451.6	6,932.6	4,048
October	80.20	76.19	7,437.2	7,173.7	3,081
November(2)	80.27	76.62	7,377.8	6,950.5	3,377

(1)	Data from Datastream International.

(2)	Up to and including November 21, 2012.

On November 21, 2012, the closing sale price per Siemens AG common share on Xetra was €77.60 which was equivalent to US$99.37 per common share, translated at the noon buying rate for € on such date.

TRADING ON THE NEW YORK STOCK EXCHANGE

Official trading of Siemens AG ADSs on the New York Stock Exchange (NYSE) commenced on March 12, 2001. Siemens AG ADRs trade under the symbol “SI.”

The following table sets forth, for the calendar periods indicated, the high and low closing sales prices per Siemens AG ADR as reported on the NYSE Composite Tape:

	Price per ADS
	High	Low
	(US$)
Annual highs and lows
2007	158.48	98.21
2008	157.14	44.54
2009	102.87	47.86
2010	124.70	84.80
2011	145.94	86.96
2012(1)	105.30	79.11
Quarterly highs and lows
2010
First quarter	99.97	84.80
Second quarter	102.72	84.92
Third quarter	106.96	89.78
Fourth quarter	124.70	103.31
2011
First quarter	137.34	115.68
Second quarter	145.94	126.78
Third quarter	138.23	88.19
Fourth quarter	111.29	86.96
2012
First quarter	105.30	94.29
Second quarter	101.83	79.11
Third quarter	104.30	81.13
Fourth quarter(1)	103.98	98.27
Monthly highs and lows
2012
June	85.10	79.11
July	85.89	81.13
August	94.28	83.44
September	104.30	94.00
October	103.98	98.68
November(1)	102.75	98.27

(1)	Up to and including November 21, 2012.

On November 21, 2012, the closing sales price per Siemens AG ADS on the New York Stock Exchange as reported on the NYSE Composite Tape was US$99.30.

ITEM 10:	ADDITIONAL INFORMATION

ARTICLES OF ASSOCIATION AND RELEVANT PROVISIONS OF GERMAN LAW

This section summarizes the material provisions of our Articles of Association (Satzung) and German law to the extent that they affect the rights of our shareholders.

ORGANIZATION

Siemens AG is a stock corporation incorporated in the Federal Republic of Germany under the German Stock Corporation Act (Aktiengesetz). Siemens AG is registered in the Commercial Register (Handelsregister) maintained by the local courts in Berlin Charlottenburg, Germany, under the entry number HRB 12300, and in Munich, Germany, under the entry number HRB 6684. Copies of our Articles of Association are publicly available from the Commercial Register in Berlin and Munich, and an English translation is on file with the Securities and Exchange Commission in the United States. You can also find them at www.siemens.com/investor/en/corporate_governance.htm.

CORPORATE GOVERNANCE

Siemens AG fully complies with all recommendations of the German Corporate Governance Code (Code) in the version of May 15, 2012.

The Managing Board and the Supervisory Board of Siemens AG have discussed compliance with the Code’s recommendations in detail. Based on their deliberations, the boards have approved the annual Declaration of Conformity as of October 1, 2012. This document is posted on our website and set forth below.

Siemens voluntarily complies with the Code’s non-binding suggestions, with the following exception:

•

In fiscal 2011, the Supervisory Board decided to appoint Dr. Roland Busch, Klaus Helmrich and Dr. Michael Süß to the Managing Board, each for a term of five years, and therefore to no longer follow the suggestion set out in Section 5.1.2 para. 2 sentence 1 of the Code, according to which the maximum possible appointment period of five years should not be the rule for first-time appointments to a managing board.

Our listing on the NYSE subjects us to a number of provisions under U.S. securities laws (including the Sarbanes-Oxley Act (SOA)) as well as to the rules and regulations of the SEC and the NYSE. To facilitate our compliance with the SOA, we have, among other things, a Disclosure Committee in place, comprising the heads of a number of our Corporate Units. This committee is responsible for reviewing certain financial and non-financial information and advising our Managing Board in its decisions regarding disclosure. We also have procedures in place that require the members of the management of our Sectors, Divisions, Financial Services, Cross-Sector Services, Regional Clusters and certain Corporate Units—supported by certifications provided by the management of entities under their direction—to confirm to us the correctness of the financial data that they have reported to Siemens’ corporate headquarters and the effectiveness of the related control systems. Their confirmation provides a basis for our CEO and CFO to certify our financial statements to the SEC. Consistent with the requirements of the SOA, we have procedures for handling accounting complaints in place as well as a Code of Ethics for Financial Matters. This Code of Ethics for Financial Matters was last updated in 2010.

For further information about significant differences between Siemens’ corporate governance and NYSE Corporate Governance Standards, please refer to Item 16G: Corporate governance—Significant differences between Siemens’ corporate governance and NYSE Corporate Governance Standards.

Management and control structure

Supervisory Board

Siemens AG is subject to German corporate law. It has a two-tier board structure, consisting of a Managing Board and a Supervisory Board. As required by the German Codetermination Act (Mitbestimmungsgesetz), the Company’s shareholders and its employees each select one-half of the Supervisory Board’s members. The term of office of the current members of the Supervisory Board will expire at the close of the Annual Shareholders’ Meeting 2013.

The Supervisory Board first defined the objectives for its composition in fiscal 2010. At its meeting on September 19, 2012, it modified these objectives in order to bring them into line with Section 5.4.1 of the amended Code of May 15, 2012, and reapproved them as follows:

•

The composition of the Supervisory Board of Siemens AG shall be such that qualified control and advising for the Managing Board is ensured. The candidates proposed for election to the Supervisory Board shall have the expertise, skills and professional experience necessary to carry out the functions of a Supervisory Board member in a multinational company and safeguard the reputation of Siemens in public. In particular, care shall be taken in regard to the personality, integrity, commitment, professionalism and independence of the individuals proposed for election. The goal is to ensure that, in the Supervisory Board, as a group, all know-how and experience is available that is considered essential in view of Siemens’ activities.

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

•

An adequate number of independent members shall belong to the Supervisory Board. Material and not only temporary conflicts of interest, such as organizational functions or advisory capacities with major competitors of the company, shall be avoided. Under the presumption that the mere exercise of Supervisory Board duties as an employee representative gives no cause to doubt the compliance with the independence criteria pursuant to Section 5.4.2 of the Code, the Supervisory Board shall have a minimum of sixteen members who are independent in the meaning of the Code. In any case, the Supervisory Board shall be composed in such a way that a number of at least six independent shareholder representatives in the meaning of Section 5.4.2 of the Code is achieved. In addition, the Supervisory Board members shall have sufficient time to be able to devote the necessary regularity and diligence to their mandate.

•

The age limitation established in the Bylaws of the Supervisory Board will be taken into consideration. In addition, no more than two former members of the Managing Board of Siemens AG shall belong to the Supervisory Board.

The status of implementation of these objectives can be summarized as follows: On September 25, 2012 three women were elected, pursuant to the German Codetermination Act’s provisions regarding the election of employee representatives to a supervisory board, to serve as employee representatives on Siemens’ Supervisory Board. Their terms of office will begin at the close of the Annual Shareholders' Meeting on January 23, 2013. In fiscal 2012, the Nominating Committee met six times in order to prepare the election of the Supervisory Board’s shareholder representatives by the Annual Shareholders’ Meeting 2013. In proposing candidates to the

Supervisory Board, the Nominating Committee took into account not only the requirements of the German Stock Corporation Act, the Code and the Bylaws for the Supervisory Board but also the Supervisory Board’s objectives for its composition. On the basis of the Nominating Committee’s recommendation, the Supervisory Board will propose that the Annual Shareholders’ Meeting 2013 elect as shareholder representatives on the Supervisory Board several candidates who are currently engaged in international activities and/or have many years of international experience. The candidates will include two women, one of whom is intended to join the Nominating Committee following the Supervisory Board election.

Some Supervisory Board members hold—or have held in the past year—high-ranking positions at other companies with which Siemens does business. Nevertheless, transactions between Siemens and such companies are carried out on an arm’s length basis. We believe that these transactions do not compromise the independence of the Supervisory Board members in question.

The Supervisory Board oversees and advises the Managing Board in its management of the Company’s business. At regular intervals, the Supervisory Board discusses business development, planning, strategy and implementation. It reviews the annual Stand-alone Financial Statements of Siemens AG, the Consolidated Financial Statements of Siemens worldwide, the Combined Management Report of these financial statements and the proposal for the appropriation of net income. It also discusses Siemens’ quarterly and half-yearly reports and approves the annual Stand-alone Financial Statements of Siemens AG as well as the Consolidated Financial Statements of Siemens worldwide, taking into account both the audit reports issued by the independent auditors thereon and the results of the review conducted by the Audit Committee. In addition, the Supervisory Board concerns itself with the Company’s adherence to the statutory provisions, official regulations and internal Company policies (compliance). It also appoints the members of the Managing Board and determines each member’s duties. Important Managing Board decisions—such as those regarding major acquisitions, divestments and financial measures—require Supervisory Board approval, unless the Bylaws for the Supervisory Board specify that such authority be delegated to the Finance and Investment Committee of the Supervisory Board. In the Bylaws for the Managing Board, the Supervisory Board has established the rules that govern the work of the Managing Board, in particular, the rules regarding the allocation of duties among individual Managing Board members, the matters reserved for the Managing Board as a whole, and the quorum required for Managing Board decisions.

The Supervisory Board currently has six committees whose duties, responsibilities and procedures fulfill the requirements of the German Stock Corporation Act and the Code, reflect applicable SOA requirements and incorporate applicable NYSE rules as well as certain NYSE rules, with which Siemens AG complies voluntarily. Each committee’s chairperson provides the Supervisory Board with regular reports regarding the activities of his or her committee.

The Chairman’s Committee, which comprises the Chairman and Deputy Chairmen of the Supervisory Board as well as one further employee representative elected by the Supervisory Board, performs the collective tasks of a “nominating, compensation and corporate governance committee” to the extent that such tasks are not performed by the Nominating Committee and German law does not require that such tasks be performed by the full Supervisory Board. In particular, the Chairman’s Committee makes proposals regarding the appointment and dismissal of Managing Board members, handles contracts with members of the Managing Board, prepares the determination of Managing Board compensation and the review of the Managing Board compensation system to be conducted at the Supervisory Board’s plenary meetings. In preparing recommendations on the appointment of Managing Board members, the Chairman’s Committee takes into account a candidate’s professional qualifications, international experience and leadership qualities, the board’s long-range plans for succession as well as the board’s diversity and, in particular, the appropriate consideration of women. The Chairman’s Committee concerns itself with questions regarding the Company’s corporate governance and prepares the resolution regarding the Declaration of Conformity with the Code to be approved by the Supervisory Board. Furthermore, the Chairman’s Committee submits recommendations to the Supervisory Board regarding the composition of Supervisory Board committees and decides whether to approve business transactions with Managing Board members and parties related to them.

The Audit Committee comprises the Chairman of the Supervisory Board, two of the Supervisory Board’s shareholder representatives and three of the Supervisory Board’s employee representatives. According to German law, the Audit Committee must include at least one independent Supervisory Board member with knowledge and experience in the application of accounting principles or the auditing of financial statements. The Chairman of the Audit Committee, Dr. Hans Michael Gaul, fulfills these German statutory requirements. The Supervisory Board has designated Dr. Hans Michael Gaul—in addition to Dr. Gerhard Cromme—as an “audit committee financial expert”, as defined by the regulations of the SEC adopted pursuant to Section 407 of the SOA. The Supervisory Board monitors the independence of the members of the Audit Committee. With regard to the independence requirements under the Securities Exchange Act, Siemens relies on the exemption provided by Rule 10A-3(b)(1)(iv)(C). We believe that such reliance does not materially adversely affect the ability of the Audit Committee to act independently or to satisfy the other requirements of Rule 10A-3.

The Audit Committee oversees the accounting process. It also prepares the Supervisory Board’s recommendation to the Annual Shareholders’ Meeting concerning the election of the independent auditors and submits the corresponding proposal to the full Supervisory Board. Furthermore, in addition to the work performed by the independent auditors, the Audit Committee discusses the Company’s financial statements prepared quarterly, half-yearly and annually by the Managing Board. On the basis of the independent auditors’ report on the annual financial statements, the Audit Committee makes, after its own review, recommendations to the Supervisory Board regarding the approval of the annual Stand-alone Financial Statements of Siemens AG and the Consolidated Financial Statements of Siemens worldwide. It concerns itself with the Company’s risk monitoring system and oversees the effectiveness of the internal control system as this relates, in particular, to financial reporting, the risk management system and the internal audit system. The Internal Audit Department reports regularly to the Audit Committee. The Audit Committee awards the audit contract to the independent auditors elected by the Annual Shareholders’ Meeting and monitors the independent audit of the financial statements—including in particular the auditor’s independence, professional expertise and services—and performs other functions assigned to it under the SOA.

The Compliance Committee comprises the Chairman of the Supervisory Board, two of the Supervisory Board’s shareholder representatives and three of the Supervisory Board’s employee representatives. The Compliance Committee concerns itself, in particular, with the Company’s adherence to the statutory provisions, official regulations and internal Company policies.

The Nominating Committee, which comprises the Chairman of the Supervisory Board and two of the Supervisory Board’s shareholder representatives, is responsible for making recommendations to the Supervisory Board’s shareholder representatives regarding the shareholder candidates to be proposed for election to the Supervisory Board by the Annual Shareholders’ Meeting. In preparing these recommendations, the objectives specified by the Supervisory Board regarding its composition are to be taken into account as well as the required knowledge, abilities and experience of the proposed candidates; attention shall also be paid to independence, diversity and, in particular, the appropriate participation of women.

The Mediation Committee, which comprises the Chairman of the Supervisory Board, the First Deputy Chairman (who is elected in accordance with the German Codetermination Act), one of the Supervisory Board’s shareholder representatives and one of the Supervisory Board’s employee representatives, submits proposals to the Supervisory Board in the event that the Supervisory Board cannot reach the two-thirds majority required for the appointment or dismissal of a Managing Board member.

The Finance and Investment Committee comprises the Chairman of the Supervisory Board, three of the Supervisory Board’s shareholder representatives and four of the Supervisory Board’s employee representatives. Based on the Company’s overall strategy, which is the focus of an annual strategy meeting of the Supervisory Board, the Committee prepares the discussions and resolutions of the Supervisory Board regarding questions relating to the Company’s financial situation and structure as well as its fixed assets and financial investments. In addition, the Finance and Investment Committee has been authorized by the Supervisory Board to decide on the approval of transactions and measures that require Supervisory Board approval and have a value of less than €600 million. The Finance and Investment Committee also exercises the right of the Supervisory Board pursuant to Section 32 of the German Codetermination Act to make decisions regarding the exercise of ownership rights resulting from interests in other companies. Section 32 para. 1 sentence 2 of the German Codetermination Act stipulates that decisions made by the Finance and Investment Committee require only the votes of the shareholder representatives.

Managing Board

As the Company’s top management body, the Managing Board is committed to serving the interests of the Company and achieving sustainable growth in Company value. The members of the Managing Board are jointly responsible for the entire management of the Company and decide on the basic issues of business policy and corporate strategy as well as on the Company’s annual and multi-year plans.

The Managing Board prepares the Company’s quarterly and half-yearly reports, the annual Stand-alone Financial Statements of Siemens AG and the Consolidated Financial Statements of Siemens worldwide. In addition, the Managing Board must ensure that the Company adheres to the statutory provisions, official regulations and internal Company policies (compliance) and works to achieve compliance with these provisions and policies within the Siemens group. The Managing Board and the Supervisory Board cooperate closely for the benefit of the Company. The Managing Board informs the Supervisory Board regularly, comprehensively and without delay, on all issues of importance to the Company with regard to strategy, planning, business development, financial position, earnings, compliance and risks. When filling managerial positions at the Company, the Managing Board takes diversity into consideration and, in particular, aims for an appropriate consideration of women.

The Bylaws for the Managing Board provide for the establishment of committees to deal with specific tasks. Currently, there is one Managing Board committee, the Equity and Employee Stock Committee. This committee comprises three members of the Managing Board and oversees the utilization of authorized capital in connection with the issuance of employee stock and the implementation of certain capital measures. It also determines the scope and conditions of the share-based compensation components and/or programs for employees and managers (with the exception of the Managing Board).

Shareholder relations

Siemens reports to shareholders on its business development, financial position and earnings on a regular basis four times a year. An ordinary Annual Shareholders’ Meeting, at which we also report on business development, normally takes place within the first four months of each fiscal year. The Managing Board facilitates shareholder participation in this meeting through electronic communications—in particular the Internet—and enables shareholders who are unable to attend the meeting to vote by proxy. Furthermore, shareholders may exercise their right to vote in writing or by means of electronic communications (voting by mail). The Managing Board may enable shareholders to participate in the Annual Shareholders’ Meeting without the need to be present at the venue and without a proxy, and to exercise some or all of their rights fully or partially by means of electronic communications. The reports, documents and information required by law, including the financial reports, may be downloaded from our website. The same applies to the agenda for the Annual Shareholders’ Meeting and to possible counterproposals or shareholders’ nominations, if any, that are required to be disclosed.

The Annual Shareholders’ Meeting decides, among other things, on the appropriation of net income, the ratification of the acts of the Managing and Supervisory Boards, and the appointment of the independent auditors. Amendments to the Articles of Association and measures that change the Company’s capital stock are approved at the Annual Shareholders’ Meeting and are implemented by the Managing Board. Shareholders may submit proposals regarding the proposals of the Managing and Supervisory Boards and may contest decisions of the Annual Shareholders’ Meeting. Shareholders owning Siemens stock with an aggregate notional value of €100,000 or more may also demand the appointment of special auditors to examine specific issues.

As part of our investor relations activities, we inform our investors comprehensively about developments within the Company. For communication purposes, Siemens makes extensive use of the Internet. We publish quarterly, half-yearly and annual reports, earnings releases, ad hoc announcements, analyst presentations, and press releases as well as the financial calendar for the current year which contains the publication dates of significant financial communications and the date of the Annual Shareholders’ Meeting at www.siemens.com/investors.

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

Our Articles of Association, the Bylaws for the Supervisory Board and for its most important committees, the Bylaws for the Managing Board, all of our Declarations of Conformity with the Code and a variety of other corporate governance related documents are posted on our website at www.siemens.com/corporate_governance.

Declaration of Conformity with the German Corporate Governance Code

The Managing Board and the Supervisory Board of Siemens AG approved the following Declaration of Conformity pursuant to Section 161 of the German Stock Corporation Act:

“Declaration of Conformity by the Managing Board and the Supervisory Board of Siemens Aktiengesellschaft with the German Corporate Governance Code.

Siemens AG fully complies and will continue to comply with the recommendations of the German Corporate Governance Code (“Code”) in the version of May 15, 2012, published by the Federal Ministry of Justice in the official section of the electronic Federal Gazette (“elektronischer Bundesanzeiger”).

Since making its last Declaration of Conformity dated October 1, 2011, Siemens AG has complied with the recommendations of the Code in the prior version of May 26, 2010, with the exception stated and explained therein (that, contrary to the provisions of Section 5.4.6 para. 2 sentence 1 of the Code in the prior version of May 26, 2010, the rules for the compensation of the Supervisory Board members contain no performance-related compensation components since, in our view, a purely fixed compensation reinforces the independence of the Supervisory Board). The deviation no longer applies, because the recommendation for performance-related compensation for Supervisory Board members is no longer included in the new version of the Code.

Berlin and Munich, October 1, 2012

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

DIRECTORS

Under German law, our Supervisory Board members and Managing Board members owe duties of loyalty and care to our Company. They must exercise the standard of care of a prudent and diligent businessman and bear the burden of proving they did so if their actions are contested. Both boards have a duty to take into account the interests of our shareholders and our employees and, to some extent, are also required to observe the public interest. Those who violate their duties are jointly and severally liable to the Company for any damage that their violations have caused unless their actions were validly approved by a resolution at a prior shareholders’ meeting with a simple majority of the votes cast.

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

The German Stock Corporation Act allows companies to exclude or restrict preemptive rights in connection with capital increases only in limited circumstances and only in the same shareholders’ resolution that authorizes the capital increase. At least 75% of the share capital represented at the shareholders’ meeting that approves a capital increase has to vote for exclusion or restriction of preemptive rights in connection with that increase. In addition to being approved by the shareholders, any exclusion or restriction of preemptive rights requires a justification which our Managing Board has to set forth in a report to our shareholders. The justification requires the Managing Board to show that our interest in excluding or restricting preemptive rights outweighs the shareholders’ interest in exercising these rights.

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

In addition, our shareholders have waived their preemptive rights with respect to shares issued to employees, with respect to shares issued in exchange for an in-kind contribution out of authorized capital and with respect to treasury stock.

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

Restrictions on voting rights or transfer of shares

Shares issued to employees worldwide under the stock scheme implemented since the beginning of fiscal 2009, e.g. the Share Matching Plan, are freely transferable. However, participants are required to own and hold the shares issued to them under the rules of the Plan for a vesting period of about three years, during which the participants have to have been continuously employed by Siemens AG or another Siemens company, in order to receive one matching share free of charge for each three shares. The right to receive matching shares forfeits, if the underlying shares are sold, transferred, hedged on, pledged or hypothecated in any way during the vesting period.

The von Siemens-Vermögensverwaltung GmbH (vSV) has, on a sustained basis, powers of attorney allowing it to vote, as of October 12, 2012, 11,454,464 shares on behalf of members of the Siemens family, whereby aforementioned shares constitute a part of the overall number of shares held by members of the Siemens family. The vSV is a German limited liability company and party to an agreement with, among others, members of the Siemens family (family agreement). In order to bundle and represent their interests, the members of the Siemens family established a family partnership. This family partnership makes proposals to the vSV with respect to the exercise of the voting rights at Shareholders’ Meetings of the Company, which are taken into account by the vSV when acting within the bounds of its professional discretion. Pursuant to the family agreement, the shares under powers of attorney are voted by the vSV collectively.

DISCLOSURE REQUIREMENT

Our Articles of Association do not require our shareholders to advise us when their holdings exceed specified thresholds. Under the German Securities Trading Act (Wertpapierhandelsgesetz), however, holders of the voting rights of an issuer whose home country is the Federal Republic of Germany and whose securities are admitted to trading on an organized market are required to notify the issuer in which they hold the securities and the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, BaFin) of the level of their holdings whenever such holdings reach, exceed or fall below certain thresholds. These thresholds are set at 3%, 5%, 10%, 15%, 20%, 25%, 30%, 50% and 75% of the issuer’s outstanding voting rights. These thresholds may also be reached by mutually adding third party voting rights, if the holders of such voting rights agreed to permanently act in concert while exercising their voting rights.

In addition, anyone who holds, directly or indirectly, financial instruments entitling their holder by a legally binding agreement to unilaterally acquire voting shares issued by a company whose home country is the Federal Republic of Germany must, without undue delay, notify the issuer and simultaneously the BaFin if the thresholds mentioned above, with the exception of the 3% threshold, have been reached, exceeded or fallen below. The Act on Strengthening Investor Protection and Improving the Functionality of the Capital Market (Gesetz zur Stärkung des Anlegerschutzes und Verbesserung der Funktionsfähigkeit des Kapitalmarktes), the relevant part of which came into effect on February 1, 2012, extended this obligation to “other instruments” that grant the holder or a third party the right to acquire voting shares that do not qualify as “financial instruments” within the meaning of the German Securities Trading Act, e.g., securities lending agreements or sales and repurchase agreements. Under the newly introduced Section 25a of the German Securities Trading Act any person who, directly or indirectly, holds financial instruments or other instruments not covered by the general provision set out above but merely enabling the holder or a third party, based on their terms, to acquire voting shares of an issuer whose home country is the Federal Republic of Germany, must, without undue delay, notify the issuer and simultaneously the BaFin, when reaching, exceeding or falling below 5%, 10%, 15%, 20%, 25%, 30%, 50% or 75%. Accordingly, such financial or other instruments do not need to entitle the holder to claim delivery of the shares. A notification requirement can be triggered if an acquisition of voting rights is only possible under the economics of the instrument, e.g., if the counterparty to such financial or other instrument can reduce or mitigate its risk by acquiring the relevant shares. Therefore, cash settled equity swaps and contracts for the payment of price differences have become subject to the notification requirement.

In making the threshold calculations, rules on the aggregation of various positions in voting rights, financial instruments and other instruments have to be observed.

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

In addition, the German Takeover Act (Wertpapiererwerbs- und Übernahmegesetz) requires the publication, without undue delay, but within seven days at latest, of the acquisition of “control,” which is defined in the German Takeover Act as holding of at least 30% of the voting rights in a target company.

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

MATERIAL CONTRACTS

Not applicable.

EXCHANGE CONTROLS

At present, Germany does not restrict the movement of capital between Germany and other countries or individuals except certain persons and entities associated with Osama bin Laden, the Al-Qaida network and the Taliban as well as certain other individuals, products and countries subject to embargoes in accordance with German law and applicable resolutions adopted by the United Nations and the EU.

For statistical purposes, with certain exceptions, every German resident (e.g., corporations, partnerships, individuals) must report to the German Central Bank any payment received from, or made to, a non-resident if the payment exceeds €12,500 (or the equivalent in a foreign currency). Additionally, German residents, except for individuals and certain others, must report to the German Central Bank any claims against, or liabilities payable to, a non-resident exceeding an aggregate of €5 million (or the equivalent in a foreign currency) at the end of any calendar month. In this case all items (i.e., also items with values below €5 million) have to be reported. Residents having to report such claims or liabilities also have to report their claims against, or liabilities to, non-residents resulting from derivatives as of end of the relevant year if their claims against, or liabilities to, a non-resident exceed more than €500 million as of that date. In addition, residents are required to report annually to the German Central Bank any stakes of 10% or more they hold, or which are being attributed to them, in the equity or voting power of non-resident companies with a balance sheet total of more than €3 million, or assets of non-resident branch offices or permanent establishments if their value exceeds €3 million. Companies residing in Germany with a balance sheet total in excess of €3 million must report annually to the German Central Bank any stake of 10% or more in them held, or being attributed to, a non-resident. Resident branch offices or permanent establishments of non-residents must report annually to the German Central Bank if the value of their assets exceeds €3 million.

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

For many Non-German holders (e.g U.S. holders), the withholding tax rate is currently reduced under applicable income tax treaties. Under most income tax treaties to which Germany is a party, the rate of dividend withholding tax is reduced to 15%. To reduce the withholding to the applicable treaty rate of 15%, a Non-German holder must apply for a refund of withholding taxes paid. The application for refund must be filed within four years following the end of the calendar year in which the dividend distribution was effected with the German Federal Tax Office (Bundeszentralamt für Steuern, D-53221 Bonn, Germany; http://www.bzst.bund.de). The relevant forms can be obtained from the German Federal Tax Office or from German embassies and consulates. Special rules apply to U.S. holders (as defined below).

On October 20, 2011, the European Court of Justice (Case C—284/09) decided that the German dividend taxation with respect to withholding taxes on dividends paid to non-resident corporate portfolio shareholders, i.e., shareholders that hold less than 10% (before January 1, 2009: less than 15%; before January 1, 2007: less than 20%) of the capital of the Company, is incompatible with the free movement of capital (Art. 56 par. 1 of the EC Treaty and Art. 40 of the Agreement on the European Economic Area). Consequences of this judgment are set out by the German Federal Tax Court decisions of January 11, 2012 (I R 25/10; I R 30/10) and by a regulation by the German Ministry of Finance of May 23, 2012. Corporate portfolio shareholders resident in the European Union, Island or Norway should consult their tax advisors to explore opportunities for a full refund of German withholding tax based on these decisions.

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

Capital gains

Under German domestic tax law as currently in effect, capital gains earned by a Non-German holder from the sale or other disposition of shares or ADSs are subject to tax in Germany if such Non-German holder has held, directly or indirectly, shares or ADSs representing 1% or more of the registered share capital of the company at any time during the five-year period immediately preceding the disposition. Based on the current provisions, capital gains generally are not taxable if the above mentioned threshold is not exceeded and certain further conditions are met.

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

Inheritance and gift tax

Under German law, in principle, German gift or inheritance tax will be imposed only on transfers by a holder of shares or ADSs at death or by way of gift (as defined by the German Inheritance Tax Law), if

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

In the case of non-corporate U.S. holders, the U.S. dollar amount of dividends paid to them in taxable years beginning on or before December 31, 2012 with respect to the shares or ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends”, provided that the shares or ADSs are held for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends paid on the shares or ADSs generally will be treated as qualified dividends if we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (PFIC). Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2011 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2012 taxable year. However, as PFIC status is a factual matter that must be determined annually at the close of each taxable year, there can be no certainty as to our actual PFIC status in any particular year until the close of the taxable year in question.

German tax withheld from dividends will be treated, up to the 15% rate provided under the Treaty, as a foreign income tax that, subject to generally applicable limitations under U.S. tax law, is eligible for credit against the U.S. federal income tax liability of U.S. holders or, if they have elected to deduct such taxes, may be deducted in computing taxable income. Dividends will be income from sources outside the United States. Dividends will, depending on the respective circumstances, be either “passive” or “general” income for purposes of computing the foreign tax credit allowable to a U.S. holder. The rules governing the foreign tax credit are complex. Each U.S. holder is urged to consult its own tax advisor concerning whether, and to what extent, a foreign tax credit will be available under the Treaty with respect to dividends received from us. To the extent a refund of the tax withheld is available to a U.S. holder under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against the U.S. federal income tax liability. Fluctuations in the dollar-euro exchange rate between the date that a U.S. holder includes a dividend in taxable income and the date when the related refund of German withholding tax is received may give rise to foreign currency gain or loss, which generally is treated as ordinary income or loss for U.S. federal income tax purposes. See—German Taxation—Refund procedure for U.S. holders above for the procedures for obtaining a tax refund.

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

For quantitative and qualitative disclosures about market risks see Item 18: Financial Statements—Notes to Consolidated Financial Statements—Note 32 Financial risk management.

ITEM 12:	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

AMERICAN DEPOSITARY SHARES

The ADSs of Siemens Aktiengesellschaft, each representing one of our common shares, trade on the New York Stock Exchange under the symbol “SI”. The ADSs are evidenced by American Depository Receipts, or ADRs, issued by Deutsche Bank Trust Company Americas (“DBTCA”) as depositary under the deposit agreement, as amended in February 2012, among Siemens Aktiengesellschaft, DBTCA and the holders and beneficial owners from time to time of ADRs issued under the deposit agreement (“Deposit Agreement”). On February 28, 2012, DBTCA succeeded JPMorgan Chase Bank, N.A. (“JPMorgan”) as depositary under the Deposit Agreement.

The following is a summary of the fee provisions of the Deposit Agreement. For more complete information regarding ADRs, you should read the entire Deposit Agreement, as amended, and the form of ADR.

Persons depositing or withdrawing shares in exchange for ADSs or holding ADSs, as the case may be, must pay:	For:
US$5.00 for each 100 ADSs (or portion thereof) issued, delivered, reduced, cancelled or surrendered (as the case may be)	Issuances of ADSs, including, without limitation, issuances
• against deposits of shares,

• in respect of distributions of shares,

• in respect of rights distributions,

• in respect of other distributions,

• pursuant to a stock dividend or stock split, or

• pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities

Withdrawal of deposited securities upon surrender of ADSs; cancellation or reduction of ADSs for any other reason

US$1.50 per ADR	Transfers on the register

A fee equal to the fee which would have been charged by the depositary if the relevant securities distributed had been shares and the shares had been deposited for issuance of ADSs	Distributions or sales of securities

An aggregate fee of US$0.04 per ADS (or portion thereof) per calendar year	Services performed by the depositary in administering the ADRs

Fees and expenses incurred by the depositary	Expenses incurred by the depositary in delivering deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rules or regulations

Cable and facsimile transmission and delivery charges incurred at the request of persons depositing, or holders of ADSs delivering shares, ADRs or deposited securities

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

The depositary may sell (by public or private sale) sufficient securities and property received in respect of share distributions, rights and other distributions prior to their deposit to pay the applicable charges. The depositary may deduct its expenses for converting foreign currency to U.S. dollars from such foreign currency. The depositary has sole discretion to decide whether the charges mentioned above for transfers on the register (US$1.50 per ADR), distributions or sales of securities (calculated as if the securities were shares), administration fees (US$0.04 per ADS per year), and any other charge payable by the depositary, any of its agents (including the custodian), or the agents of the depositary’s agents in connection with the servicing of the shares or other deposited securities shall be billed to the relevant holder or deducted from one or more cash distributions.

DIRECT PAYMENTS BY THE DEPOSITARY TO SIEMENS

DBTCA, our current depositary, reimbursed us US$30,000 (€22,817) for legal costs, which we incurred in connection with the change of depositary. In addition, DBTCA has agreed to make certain annual reimbursements to us, which we will use toward investor relations expenses and other expenses (including accounting and audit costs) related to the maintenance of the ADR program. We did not receive an annual reimbursement from DBTCA in fiscal 2012.

JPMorgan, as our former depositary, had agreed to reimburse us for certain reasonable expenses incurred by us in connection with the ADR program. Reimbursable expenses included amounts spent in connection with investor relations activities (relating to, or arising out of, the ADR program), ADR holder identifications, ADR program related annual general meeting services, reasonable ADR related legal and accounting fees, the share register, and ongoing NYSE listing fees. In fiscal 2012, JPMorgan reimbursed us an amount of US$ 1.437 million (€1.145 million).

INDIRECT PAYMENTS AND WAIVED FEES

As part of its service as depositary, DBTCA has agreed to arrange for the local custody of the underlying shares and absorb the costs of servicing the same; to waive the costs associated with servicing and maintenance of registered ADR holder accounts, including distributions of ADR holder communications; to waive the cost associated with administrative and reporting services under the ADR program, such costs being valued at US$100,000 per year; and to waive the access charges to www.adr.db.com, such costs being valued at US$15,000 per year. In addition, DBTCA absorbed costs of the initial printing of ADR certificates and of advertizing and promoting the ADR program, such costs being valued in total at US$20,000.

PART II

ITEM 13:	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14:	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15:	CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

As of September 30, 2012, Siemens performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures. The evaluation was performed with the participation of key corporate senior management and senior management of each business sector under the supervision of the CEO, Peter Löscher, and CFO, Joe Kaeser. The Company’s disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported in a timely manner and accumulated and communicated to management, including the CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure. The Company’s management, including the CEO and CFO, concluded that, as of September 30, 2012, Siemens’ disclosure controls and procedures were effective.

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

Siemens’ management assessed the effectiveness of the Company’s internal control over financial reporting as of September 30, 2012. In making this assessment, it used the criteria set forth in the Committee of Sponsoring Organizations of the Treadway Commission (COSO)’s publication “Internal Control—Integrated Framework.” As a result of this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of September 30, 2012.

The effectiveness of the Company’s internal control over financial reporting as of September 30, 2012 has been audited by Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft (E&Y), an independent registered public accounting firm, as stated in their report, which is included below.

“REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Supervisory Board of Siemens Aktiengesellschaft:

We have audited Siemens Aktiengesellschaft and subsidiaries’ internal control over financial reporting as of September 30, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Siemens Aktiengesellschaft’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Siemens Aktiengesellschaft and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of September 30, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Siemens Aktiengesellschaft and subsidiaries as of September 30, 2012 and 2011, and the related consolidated statements of income, comprehensive income, cash flow and changes in equity for each of the three years in the period ended September 30, 2012, and our report dated November 21, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young GmbH

Wirtschaftsprüfungsgesellschaft

Munich, Germany

November 21, 2012”

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes in the Company’s internal control over financial reporting during fiscal 2012 that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

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

The Company’s Code of Ethics for Financial Matters (Code of Ethics) applies to the principal officers of Siemens AG and its subsidiaries, including the members of the Managing Board of Siemens AG, the Corporate Vice President and Controller of Siemens AG, the CEOs, CFOs and Heads of Accounting & Controlling at various levels within the Siemens organizational structure and certain mandatory internal certifiers, as defined in the Code of Ethics, who are part of the Siemens Sarbanes-Oxley Act section 302 certification process. A copy of the Code of Ethics is available on the Company’s website at “www.siemens.com/investor/en/corporate_governance/compliance.htm”.

ITEM 16C:	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees related to professional services rendered by the Company’s principal accountant, Ernst & Young (E&Y), for fiscal 2012 and 2011 were as follows:

	Year ended September 30,
Type of Fees	2012	2011
	(in millions of €)
Audit fees	44.2	42.0
Audit-related fees	10.6	14.8
Tax fees	0.4	0.7
All other services	—	—

Total	55.2	57.5

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

In fiscal 2012, 47% of the total fees related to Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft, Germany.

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

In order to ensure the integrity of independent audits, Siemens’ Audit Committee has established a policy to approve all audit and permissible audit-related services provided by our independent auditor prior to the auditor’s engagement. As part of this approval process, the Audit Committee adopted pre-approval policies and procedures pursuant to which the Audit Committee annually pre-approves certain types of services to be performed by Siemens’ independent auditor. Under the policies, the Company’s independent auditor is not allowed to perform any non-audit services which either (1) may impair the auditor’s independence under applicable German regulations or the rules and regulations of the International Ethics Standards Board for Accountants (IESBA), the International Federation of Accountants (IFAC), the U.S. Securities and Exchange Commission (SEC) or the Public Company Accounting Oversight Board (PCAOB) or (2) which can be more effectively or economically provided by another provider, even if permissible under the relevant independence rules. Furthermore, the Audit Committee has limited the sum total of all fees that may be incurred during a fiscal year for non-audit services, including audit-related services, tax services and other services, to 30% of the audit fees agreed upon for the respective fiscal year. The Audit Committee waived this limitation for fiscal 2011, primarily due to the audit-related services pertaining to the sale of Siemens IT Solutions and Services in that year and the then-planned initial public offering of OSRAM.

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

•	Opening balance sheet audits in connection with acquisitions, including audits with regard to the allocation of purchase prices

AUDIT-RELATED SERVICES

•	Voluntary local GAAP audits

•	Due diligence relating to actual or contemplated acquisitions and carve-outs, including consultation in accounting matters

•	Post-closing audits

•	Carve-out audits and attestation services in the context of carve-outs

•	Certification services required by regulation, law or contractual agreement

•	Consultation concerning financial accounting and reporting standards based on the auditor’s knowledge of Siemens-specific circumstances, including:

•	Accounting advice relating to actual or contemplated transactions or events

•	Advice on the introduction and review of new or revised accounting guidelines and requirements

•	Training regarding accounting-related topics

•	Comfort letters

•	Employee benefit plan audits

•	ISAE 3402 / SSAE 16 reports

•	Attestation services subject to regulatory requirements, including regulatory advice

•	Attestation and audits in connection with the European Community Directive on Waste Electrical and Electronic Equipment

•	Attestation of compliance with provisions or calculations required by agreements

•	Attest services in accordance with applicable standards, other than audit services required by statute or other regulation

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

ITEM 16D:	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Information required by this Item is incorporated by reference to Item 10: Additional information—Management and control structure—Supervisory Board.

ITEM 16E:	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets out certain information concerning purchases by us during fiscal 2012:

Period	(a) Total number of shares purchased	(b) Average price paid per share (in €)	(c) Total number of shares purchased as part of publicly announced plans or programs(1)	(d) Maximum number of shares that may yet be purchased under the plans or programs at month-end(2)
October 1, 2011—October 31, 2011	—	—	—	91,420,342
November 1, 2011—November 30, 2011	—	—	—	91,420,342
December 1, 2011—December 31, 2011	—	—	—	91,420,342
January 1, 2012—January 31, 2012	—	—	—	91,420,342
February 1, 2012—February 28, 2012	—	—	—	91,420,342
March 1, 2012—March 31, 2012	—	—	—	91,420,342
April 1, 2012—April 30, 2012	—	—	—	91,420,342
May 1, 2012—May 31, 2012	—	—	—	91,420,342
June 1, 2012—June 30, 2012	—	—	—	91,420,342
July 1, 2012—July 31, 2012	—	—	—	91,420,342
August 1, 2012—August 31, 2012	11,471,500	74.26	11,471,500	79,948,842
September 1, 2012—September 30, 2012	11,731,000	77.98	11,731,000	64,897,500	(2)

Total	23,202,500	76.14	23,202,500

(1)

On August 2, 2012, Siemens announced a share buyback adopted by the Managing Board and approved by the Supervisory Board. The share buyback provides for repurchase of up to €3 billion of shares to be executed by December 30, 2012 at the latest. Shares repurchased under the buyback serves the purposes of cancellation and reduction of capital stock, issuance to employees, board members of affiliated companies and members of the Managing Board as well as for convertible bonds and warrant bonds. As of September 30, 2012, shares amounting to €1,767 million were repurchased; accordingly shares equaling an amount of approximately €1.2 billion may yet be repurchased by December 30, 2012.

(2)	Under the currently effective resolution of the Annual Shareholders’ Meeting of January 25, 2011, which took effect on March 1, 2011 and remains in force until January 24, 2016, Siemens may repurchase up to a limit of 10% of its capital stock, which represented 91,420,342 Siemens shares until August, 2012. Due to the reduction of capital stock by cancellation of 33,203,421 treasury shares in September 2012, the total number of shares that may yet be repurchased was reduced by 3,320,342. Since 23,202,500 Siemens shares were repurchased in fiscal 2012, 64,897,500 treasury shares may yet be repurchased under the current authorization.

The table above omits Siemens shares purchased by pension and other postretirement benefit plans sponsored by Siemens which purchased those shares independently of Siemens. In fiscal 2012, the principal Siemens-sponsored pension and other postretirement benefit plans purchased 1,899,272 shares of Siemens AG common stock at an average price of €72.37 per share.

For further information on shares held in treasury see Item 18: Financial Statements—Notes to Consolidated Financial Statements—Note 26.

ITEM 16F:	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G:	CORPORATE GOVERNANCE

SIGNIFICANT DIFFERENCES BETWEEN SIEMENS’ CORPORATE GOVERNANCE AND NYSE CORPORATE GOVERNANCE STANDARDS

Companies listed on the NYSE are subject to the Corporate Governance Standards of Section 303A (NYSE Standards) of the NYSE Listed Company Manual. Under the NYSE Standards, Siemens AG, as a foreign private issuer, is permitted to follow its home-country corporate governance practices in lieu of the NYSE Standards, except that it must comply with the NYSE Standards in having an audit committee whose members are independent within the meaning of the SOA as well as with certain NYSE notification obligations. In addition, the NYSE Standards require that foreign private issuers disclose any significant differences between their own corporate governance practices and those that the NYSE Standards require of U.S. domestic companies.

As a company incorporated in Germany, Siemens AG must comply in the first instance with the German Stock Corporation Act and the German Codetermination Act and voluntarily follows the recommendations of the German Corporate Governance Code as set out in Item 10: Additional information—Articles of Association and relevant provisions of German law—Corporate Governance—Declaration of Conformity with the German Corporate Governance Code. Furthermore, Siemens complies with all binding rules and regulations of the markets on which its securities are listed, such as the NYSE, and also voluntarily complies with many of the NYSE requirements that by their terms apply only to U.S. domestic issuers. For additional information on our corporate governance, please refer to Item 6: Directors, senior management and employees, and to Item 10: Additional information.

The significant differences between our governance practices and those of domestic U.S. NYSE issuers are as follows:

Two-Tier Board—The German Stock Corporation Act requires Siemens AG to have a two-tier board structure consisting of a Managing Board and a Supervisory Board. The two-tier structure is characterized by a strict separation of management and supervision. The roles and responsibilities of each of the two boards are clearly defined by law. The composition of the Supervisory Board is determined in accordance with the German Codetermination Act, which stipulates that one-half of the required 20 Supervisory Board members are to be elected by our employees in Germany. The Chairman of the Supervisory Board is entitled to cast a deciding vote when the Supervisory Board is unable to reach a decision in two separate rounds of voting.

Independence—In contrast to the NYSE Standards, which require a board of directors to affirmatively determine the independence of the individual directors with reference to specific tests of independence, German law does not require the Supervisory Board to make such affirmative findings on an individual basis. German law requires an audit committee to include at least one independent supervisory board member with knowledge and experience in the application of accounting principles or the auditing of financial statements. In addition, the Bylaws for Siemens’ Supervisory Board contain several provisions to help ensure the independence of our Supervisory Board’s advice and supervision. Furthermore, the members of our Supervisory and Managing Boards are strictly independent of one another: a member of one board is legally prohibited from being concurrently active on the other. Our Supervisory Board members have independent decision-making authority and are legally prohibited from following any direction or instruction. Moreover, they may not enter into consulting, service or certain other contracts with Siemens, unless approved by the Supervisory Board. We also use the independence criteria of the Code as guiding principles.

Committees—In contrast to the NYSE Standards, which require the creation of several specific board committees, composed of independent directors and operating pursuant to written charters that define their tasks and responsibilities, the Supervisory Board of Siemens AG has assigned many of the functions of a nominating, compensation and corporate governance committee to its Chairman’s Committee and has delegated part of the remaining functions to its Nominating Committee. Nevertheless certain responsibilities—for example, the determination of the compensation of the members of the Managing Board—have not been delegated to a committee because German law requires that these functions be performed by the full Supervisory Board. The Audit Committee, the Chairman’s Committee and the Compliance Committee have written bylaws—adopted by the Supervisory Board—that define their respective tasks and responsibilities. The NYSE Standards were taken into consideration in drawing up these bylaws.

The Audit Committee of Siemens AG is subject to the requirements of the SOA and the U.S. Securities Exchange Act of 1934, as these apply to a foreign private issuer, and performs—in cooperation with the Compliance Committee—functions similar to those assigned to an audit committee by the NYSE Standards. Nevertheless, German law prohibits delegating certain responsibilities—such as the selection of independent auditors (who under German law must be elected at the shareholders’ meeting)—to a committee.

The Supervisory Board of Siemens AG also has a Finance and Investment Committee and a Mediation Committee, the latter of which is required under German law. Neither of these committees is required by the NYSE Standards.

Shareholder Approval of Equity Compensation Plans; Stock Repurchases—The NYSE Standards generally require that the domestic, i.e. U.S. companies listed on the NYSE obtain shareholder approval of all equity compensation plans (including stock option plans) and of any material revisions to such plans. Under German law, the creation of authorized or contingent capital in order to issue shares requires approval by our shareholders. Shareholders must also approve of the key points of a stock option plan as part of a decision regarding the creation of contingent capital or the authorization to repurchase and use Siemens shares for servicing a stock option plan.

Under German law, share buybacks generally require prior shareholder authorization. Such authorization was last given at our Annual Shareholders’ Meeting on January 25, 2011, and this matter will, as a general rule, be voted upon at the expiration of each authorization.

ITEM 16H:	MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, issued under the Federal Mine Safety and Health Act of 1977 by the Mine Safety and Health Administration, as well as related assessments and legal actions, and mining-related fatalities. During fiscal 2012, Siemens had no such specified health and safety violations, orders or citations, related assessments or legal actions, mining-related fatalities, or similar events in relation to Siemens’ United States operations requiring disclosure pursuant to Section 1503(a) of the Dodd-Frank Act.

PART III

ITEM 18:	FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Supervisory Board of Siemens Aktiengesellschaft:

We have audited the accompanying consolidated statements of financial position of Siemens Aktiengesellschaft and subsidiaries (the “Company”) as of September 30, 2012 and 2011, and the related consolidated statements of income, comprehensive income, cash flow and changes in equity for each of the three years in the period ended September 30, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries at September 30, 2012 and 2011, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and as adopted by the European Union.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The additional information in the Compensation section as of and for the years ended September 30, 2012 and 2011 presented in Item 6, “Directors, Senior Management and Employees”, which is not a required part of the financial statements, has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as whole.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Siemens Aktiengesellschaft and subsidiaries’ internal control over financial reporting as of September 30, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 21, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young GmbH

Wirtschaftsprüfungsgesellschaft

Munich, Germany

November 21, 2012

SIEMENS

CONSOLIDATED STATEMENTS OF INCOME

For the fiscal years ended September 30, 2012, 2011 and 2010

(in millions of €, per share amounts in €)

	Note	2012	2011	2010
Revenue		78,296	73,275	68,828
Cost of goods sold and services rendered		(56,092)	(51,046)	(48,816)

Gross profit		22,204	22,229	20,012
Research and development expenses		(4,238)	(3,899)	(3,547)
Marketing, selling and general administrative expenses		(11,162)	(10,239)	(9,632)
Other operating income	5	516	547	839
Other operating expense	6	(276)	(374)	(1,548)
Income (loss) from investments accounted for using the equity method, net	7	(266)	210	16
Interest income	8	2,234	2,200	2,045
Interest expense	8	(1,728)	(1,716)	(1,758)
Other financial income (expense), net	8	(5)	649	(383)

Income from continuing operations before income taxes		7,279	9,608	6,045
Income taxes	9	(2,094)	(2,232)	(1,716)

Income from continuing operations		5,184	7,376	4,329
Income (loss) from discontinued operations, net of income taxes	4	(595)	(1,055)	(261)

Net income		4,590	6,321	4,068

Attributable to:
Non-controlling interests		132	176	169
Shareholders of Siemens AG		4,458	6,145	3,899
Basic earnings per share	35
Income from continuing operations		5.77	8.23	4.80
Income (loss) from discontinued operations		(0.68)	(1.20)	(0.31)

Net income		5.09	7.04	4.49

Diluted earnings per share	35
Income from continuing operations		5.71	8.14	4.75
Income (loss) from discontinued operations		(0.67)	(1.18)	(0.31)

Net income		5.04	6.96	4.44

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the fiscal years ended September 30, 2012, 2011 and 2010

(in millions of €)

		2012	2011	2010
Net income		4,590	6,321	4,068
Items that will not be reclassified to profit or loss:
Actuarial gains and losses on pension plans and similar commitments	23	(2,101)	(65)	(2,054)

Items that may be reclassified subsequently to profit or loss:
Currency translation differences		855	129	1,220
Available-for-sale financial assets	10	209	(59)	19
Derivative financial instruments	30, 31	63	(121)	(149)

		1,127	(51)	1,090

Other comprehensive income, net of tax(1)		(974)	(116)	(964)

Total comprehensive income		3,615	6,205	3,104

Attributable to:
Non-controlling interests		128	169	212
Shareholders of Siemens AG		3,487	6,036	2,892

(1)	Includes income (expense) resulting from investments accounted for using the equity method of €28 million, €8 million and €24 million, respectively, in fiscal 2012, 2011 and 2010 of which €(99) million, €10 million and €(41) million, respectively, are attributable to items that will not be reclassified to profit or loss.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

SIEMENS

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of September 30, 2012 and 2011

(in millions of €)

	Note	9/30/12	9/30/11
ASSETS
Current assets
Cash and cash equivalents		10,891	12,468
Available-for-sale financial assets	10	524	477
Trade and other receivables	11	15,220	14,847
Other current financial assets	12	2,901	2,628
Inventories	13	15,679	15,143
Income tax receivables		836	798
Other current assets	14	1,277	1,264
Assets classified as held for disposal	4	4,800	4,917

Total current assets		52,129	52,542

Goodwill	15	17,069	15,706
Other intangible assets	16	4,595	4,444
Property, plant and equipment	17	10,763	10,477
Investments accounted for using the equity method	18	4,436	4,966
Other financial assets	19	14,666	12,126
Deferred tax assets	9	3,777	3,206
Other assets		846	776

Total assets		108,282	104,243

LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current maturities of long-term debt	22	3,826	3,660
Trade payables		8,036	7,677
Other current financial liabilities	20	1,460	2,247
Current provisions	24	4,750	5,168
Income tax payables		2,204	2,032
Other current liabilities	21	20,306	21,020
Liabilities associated with assets classified as held for disposal	4	2,054	1,756

Total current liabilities		42,637	43,560

Long-term debt	22	16,880	14,280
Pension plans and similar commitments	23	9,926	7,307
Deferred tax liabilities	9	494	595
Provisions	24	3,908	3,654
Other financial liabilities		1,083	824
Other liabilities	25	2,052	1,867

Total liabilities		76,980	72,087

Equity	26
Common stock, no par value(1)		2,643	2,743
Additional paid-in capital		6,173	6,011
Retained earnings		22,756	25,881
Other components of equity		1,058	(68)
Treasury shares, at cost(2)		(1,897)	(3,037)

Total equity attributable to shareholders of Siemens AG		30,733	31,530

Non-controlling interests		569	626

Total equity		31,302	32,156

Total liabilities and equity		108,282	104,243

(1)	Authorized: 1,084,600,000 and 1,117,803,421 shares, respectively.
Issued: 881,000,000 and 914,203,421 shares, respectively.

(2)	24,725,674 and 39,952,074 shares, respectively.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

SIEMENS

CONSOLIDATED STATEMENTS OF CASH FLOW

For the fiscal years ended September 30, 2012, 2011 and 2010

(in millions of €)

	Note	2012	2011	2010
Cash flows from operating activities
Net income		4,590	6,321	4,068
Adjustments to reconcile net income to cash provided by (used in) operating activities—continuing operations
(Income) loss from discontinued operations, net of income taxes		595	1,055	261
Amortization, depreciation and impairments(1)		2,744	2,437	3,713
Income taxes		2,094	2,232	1,716
Interest (income) expense, net		(507)	(484)	(287)
(Gains) losses on sales and disposals of businesses, intangibles and property, plant and equipment, net		(146)	(209)	(261)
(Gains) losses on sales of investments, net(2)		(211)	(1,019)	(72)
(Gains) losses on sales and impairments of current available-for-sale financial assets, net		2	(1)	13
(Income) losses from investments(2)		373	(44)	49
Other non-cash (income) expenses		110	69	(66)
Change in assets and liabilities
(Increase) decrease in inventories		(85)	(1,126)	89
(Increase) decrease in trade and other receivables		157	(625)	(40)
Increase (decrease) in trade payables		197	651	(22)
Change in other assets and liabilities		(2,218)	(24)	1,178
Additions to assets held for rental in operating leases		(375)	(582)	(622)
Income taxes paid		(1,462)	(1,617)	(1,877)
Dividends received		303	267	529
Interest received		836	780	686

Net cash provided by (used in) operating activities—continuing operations		6,996	8,081	9,055
Net cash provided by (used in) operating activities—discontinued operations		(24)	(314)	294

Net cash provided by (used in) operating activities—continuing and discontinued operations		6,972	7,767	9,349
Cash flows from investing activities
Additions to intangible assets and property, plant and equipment		(2,206)	(2,163)	(1,939)
Acquisitions, net of cash acquired		(1,314)	(303)	(169)
Purchases of investments(2)		(234)	(724)	(373)
Purchases of current available-for-sale financial assets		(182)	(102)	(138)
(Increase) decrease in receivables from financing activities		(2,087)	(1,770)	(192)
Proceeds and (payments) from sales of investments, intangibles and property, plant and equipment(2)		753	2,108	585
Proceeds and (payments) from disposals of businesses		93	177	172
Proceeds from sales of current available-for-sale financial assets		142	38	44

Net cash provided by (used in) investing activities—continuing operations		(5,034)	(2,739)	(2,010)
Net cash provided by (used in) investing activities—discontinued operations		(650)	(1,305)	(837)

Net cash provided by (used in) investing activities—continuing and discontinued operations		(5,685)	(4,044)	(2,847)
Cash flows from financing activities
Purchase of common stock	26	(1,721)	—	—
Proceeds from re-issuance of treasury stock and proceeds (payments) relating to other transactions with owners		297	(764)	147
Proceeds from issuance of long-term debt	22	5,113	113	—
Repayment of long-term debt (including current maturities of long-term debt)		(3,218)	(2,046)	(45)
Change in short-term debt and other financing activities		(62)	227	(725)
Interest paid		(503)	(475)	(437)
Dividends paid	26	(2,629)	(2,356)	(1,388)
Dividends paid to non-controlling interest holders		(155)	(158)	(191)
Financing discontinued operations(3)		(712)	(1,603)	(550)

Net cash provided by (used in) financing activities—continuing operations		(3,591)	(7,062)	(3,189)
Net cash provided by (used in) financing activities—discontinued operations		674	1,619	543

Net cash provided by (used in) financing activities—continuing and discontinued operations		(2,916)	(5,443)	(2,646)
Effect of exchange rates on cash and cash equivalents		68	5	167
Net increase (decrease) in cash and cash equivalents		(1,561)	(1,715)	4,023
Cash and cash equivalents at beginning of period		12,512	14,227	10,204

Cash and cash equivalents at end of period		10,950	12,512	14,227
Less: Cash and cash equivalents of assets classified as held for disposal and discontinued operations at end of period		59	44	119

Cash and cash equivalents at end of period (Consolidated Statements of Financial Position)		10,891	12,468	14,108

(1)	Amortization, depreciation and impairments, in fiscal 2010, include €1,145 million related to the goodwill impairment at Healthcare’s Diagnostics Division

(2)	Investments include equity instruments either classified as non-current available-for-sale financial assets, accounted for using the equity method or classified as held for disposal. Purchases of investments include certain loans to Investments accounted for using the equity method.

(3)	Discontinued operations are financed principally through Corporate Treasury. The item Financing discontinued operations includes these intercompany financing transactions.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

SIEMENS

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the fiscal years ended September 30, 2012, 2011 and 2010

(in millions of €)

	Common stock	Additional paid-in capital
Balance at October 1, 2009	2,743	5,946

Net income	—	—
Other comprehensive income, net of tax	—	—
Dividends	—	—
Share-based payment	—	60
Re-issuance of treasury stock	—	(20)
Other changes in equity	—	—

Balance at September 30, 2010	2,743	5,986

Balance at October 1, 2010	2,743	5,986

Net income	—	—
Other comprehensive income, net of tax	—	—
Dividends	—	—
Share-based payment	—	(3)
Re-issuance of treasury stock	—	28
Transactions with non-controlling interests(3)	—	—
Other changes in equity	—	—

Balance at September 30, 2011	2,743	6,011

Balance at October 1, 2011	2,743	6,011

Net income	—	—
Other comprehensive income, net of tax	—	—
Dividends	—	—
Share-based payment	—	42
Purchase of common stock	—	—
Re-issuance of treasury stock	—	(6)
Cancellation of common stock	(100)	—
Transactions with non-controlling interests	—	—
Other changes in equity	—	126

Balance at September 30, 2012	2,643	6,173

(1)	Items of other comprehensive income that will not be reclassified to profit or loss consist of actuarial gains and losses on pension plans and similar commitments of €(2,097) million, €(66) million and €(2,053) million, respectively, in the fiscal years ended September 30, 2012, 2011 and 2010. Actuarial gains and losses on pension plans and similar commitments are included in line item Retained earnings.

(2)	In fiscal years ended September 30, 2012, 2011 and 2010, Other comprehensive income, net of tax, includes non controlling interests of €(4) million, €1 million and €(1) million relating to Actuarial gains and losses on pension plans and similar commitments, €(1) million, €(5) million and €44 million relating to Currency translation differences, €—million, €—million and €—million relating to Available-for-sale financial assets and €1 million, €(3) million and €—million relating to Derivative financial instruments.

(3)	Includes the acquisition of additional subsidiary shares in Siemens Ltd., India.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Total comprehensive income
Other components of equity
Items that may be reclassified subsequently to profit or loss
Retained earnings		Currency translation differences	Available- for-sale financial assets	Derivative financial instruments	Total	Treasury shares at cost	Total equity attributable to shareholders of Siemens AG	Non-controlling interests	Total equity
22,646		(1,294)	76	161	21,589	(3,632)	26,646	641	27,287

3,899		—	—	—	3,899	—	3,899	169	4,068
(2,053	)(1)	1,176	19	(149)	(1,007)	—	(1,007)	43	(964	)(2)
(1,388)		—	—	—	(1,388)	—	(1,388)	(183)	(1,571)
(19)		—	—	—	(19)	—	41	—	41
—		—	—	—	—	259	239	—	239
(87)		3	—	—	(84)	—	(84)	80	(4)

22,998		(115)	95	12	22,990	(3,373)	28,346	750	29,096

22,998		(115)	95	12	22,990	(3,373)	28,346	750	29,096

6,145		—	—	—	6,145	—	6,145	176	6,321
(66	)(1)	134	(59)	(118)	(109)	—	(109)	(7)	(116	)(2)
(2,356)		—	—	—	(2,356)	—	(2,356)	(165)	(2,521)
(17)		—	—	—	(17)	—	(20)	—	(20)
—		—	—	—	—	336	364	—	364
(835)		(17)	—	—	(852)	—	(852)	(122)	(974)
12		—	—	—	12	—	12	(6)	6

25,881		2	36	(106)	25,813	(3,037)	31,530	626	32,156

25,881		2	36	(106)	25,813	(3,037)	31,530	626	32,156

4,458		—	—	—	4,458	—	4,458	132	4,590
(2,097	)(1)	855	209	62	(971)	—	(971)	(4)	(974	)(2)
(2,629)		—	—	—	(2,629)	—	(2,629)	(176)	(2,805)
(129)		—	—	—	(129)	—	(87)	—	(87)
—		—	—	—	—	(1,767)	(1,767)	—	(1,767)
—		—	—	—	—	397	391	—	391
(2,410)		—	—	—	(2,410)	2,510	—	—	—
(326)		—	—	—	(326)	—	(326)	24	(302)
7		—	—	—	7	—	134	(34)	100

22,756		857	245	(44)	23,814	(1,897)	30,733	569	31,302

SIEMENS—NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEGMENT INFORMATION (continuing operations)

As of and for the fiscal years ended September 30, 2012, 2011 and 2010

(in millions of €)

	New orders(2)			External revenue			Intersegment revenue
	2012	2011	2010	2012	2011	2010	2012	2011	2010
Sectors(1)
Energy	26,881	31,407	27,280	27,302	24,390	22,435	235	254	277
Healthcare	13,806	13,116	12,872	13,600	12,463	12,281	42	54	83
Industry	19,985	20,184	17,848	18,872	18,124	15,813	1,637	1,467	1,635
Infrastructure & Cities	17,150	21,348	16,423	16,731	16,166	15,900	853	810	710

Total Sectors	77,822	86,056	74,424	76,505	71,142	66,429	2,767	2,585	2,706
Equity Investments	—	—	—	—	—	—	—	—	—
Financial Services (SFS)	908	961	787	859	908	724	48	54	63
Reconciliation to Consolidated Financial Statements
Centrally managed portfolio activities	283	473	760	281	510	666	11	10	30
Siemens Real Estate (SRE)(7)	2,434	2,204	1,941	325	415	490	2,121	1,792	1,438
Corporate items and pensions	508	449	606	325	300	519	184	151	137
Eliminations, Corporate Treasury and other reconciling items	(5,041)	(4,978)	(4,531)	—	—	—	(5,132)	(4,591)	(4,374)

Siemens	76,913	85,166	73,987	78,296	73,275	68,828	—	—	—

(1)	Commencing with fiscal 2012, Infrastructure & Cities was implemented. Prior period information has been recast to conform to the fiscal 2012 presentation.

(2)	This supplementary information on New orders is provided on a voluntary basis. It is not part of the Consolidated Financial Statements subject to the audit opinion.

(3)	Profit of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes.

(4)	Assets of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is defined as Total assets less income tax assets, less non-interest bearing liabilities other than tax liabilities. Assets of SFS and SRE is Total assets.

(5)	Free cash flow represents net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment. Free cash flow of the Sectors, Equity Investments and Centrally managed portfolio activities primarily exclude income tax, financing interest and certain pension related payments and proceeds. Free cash flow of SFS, a financial services business, and of SRE includes related financing interest payments and proceeds; income tax payments and proceeds of SFS and SRE are excluded.

(6)	Amortization, depreciation and impairments contains amortization and impairments, net of reversals of impairments, of intangible assets other than goodwill as well as depreciation and impairments of property, plant and equipment, net of reversals of impairments.

(7)	As of September 30, 2010, Total assets of SRE amounts to €4,554 million, respectively after netting of certain intercompany finance receivables with certain intercompany finance liabilities.

Total revenue			Profit(3)			Assets(4)			Free cash flow(5)			Additions to intangible assets and property, plant and equipment			Amortization, depreciation and impairments(6)
2012	2011	2010	2012	2011	2010	9/30/12	9/30/11	9/30/10	2012	2011	2010	2012	2011	2010	2012	2011	2010

27,537	24,645	22,712	2,159	4,230	3,043	1,020	499	(67)	2,315	2,768	4,022	532	587	515	523	403	373
13,642	12,517	12,364	1,815	1,334	653	11,757	11,264	11,952	1,861	1,887	2,296	354	284	328	726	645	709
20,508	19,590	17,448	2,467	2,752	1,761	7,014	6,001	5,823	2,164	2,468	2,483	442	451	380	591	557	554
17,585	16,976	16,611	1,102	1,126	1,286	4,012	3,169	2,543	737	1,208	1,097	290	264	234	276	278	275

79,273	73,727	69,135	7,543	9,442	6,744	23,803	20,933	20,250	7,077	8,332	9,898	1,619	1,586	1,457	2,116	1,883	1,910
—	—	—	(549)	(26)	(191)	2,715	3,382	3,319	100	116	402	—	—	—	—	—	—
908	961	787	479	428	443	17,405	14,602	12,506	528	344	330	31	60	95	270	265	334

292	520	696	(29)	(40)	(169)	(448)	(397)	(457)	12	(86)	(155)	3	6	16	6	7	12
2,447	2,207	1,928	115	150	250	5,018	4,974	5,067	(231)	(240)	9	453	453	328	327	272	296
509	451	656	(302)	(257)	(702)	(11,840)	(9,806)	(9,644)	(1,044)	(1,168)	(1,069)	103	62	57	67	60	74
(5,132)	(4,591)	(4,374)	23	(90)	(331)	71,628	70,555	71,785	(1,651)	(1,381)	(2,300)	(4)	(4)	(13)	(41)	(50)	(59)

78,296	73,275	68,828	7,279	9,608	6,045	108,282	104,243	102,827	4,790	5,918	7,116	2,206	2,163	1,939	2,744	2,437	2,568

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

Siemens prepares and reports its Consolidated Financial Statements in euros (€). Due to rounding, numbers presented may not add up precisely to totals provided.

Siemens is a German based multinational corporation with a business portfolio of activities predominantly in the field of electronics and electrical engineering.

The Consolidated Financial Statements were authorised for issue by the Managing Board on November 21, 2012. The Consolidated Financial Statements are generally prepared on the historical cost basis, except as stated in Note 2 Summary of significant accounting policies.

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

Business combinations—Business combinations are accounted for under the acquisition method. Siemens as the acquirer and the acquiree may have a relationship that existed before they contemplated the business combination, referred to as a pre-existing relationship. If the business combination in effect settles a pre-existing relationship, Siemens as the acquirer recognizes a gain or loss for the pre-existing relationship. The cost of an acquisition is measured at the fair value of the assets given and liabilities incurred or assumed at the date of exchange. Any contingent consideration to be transferred by Siemens as the acquirer will be recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration that is deemed to be an asset or liability will be recognized either in profit or loss or as a change to other comprehensive income. If the contingent consideration is classified as equity, it will not be remeasured; subsequent settlement is accounted for within equity. Acquisition-related costs are expensed in the period incurred. Identifiable assets acquired and liabilities assumed in a business combination (including contingent liabilities) are measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest. Uniform accounting policies are applied. Non-controlling interests may be measured at their fair value (full goodwill method) or at the proportional fair value of assets acquired and liabilities assumed (partial goodwill method). After initial recognition non-controlling interests may show a deficit balance since both profits and losses are allocated to the shareholders based on their equity interests. In business combinations achieved in stages, any previously held equity interest in the acquiree is remeasured to its acquisition date fair value. If there is no loss of control, transactions with non-controlling interests are accounted for as equity transactions not affecting profit and loss. At the date control is lost, any retained equity interests are remeasured to fair value. In case of a written

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

put on non-controlling interests the Company distinguishes whether the prerequisites for the transfer of present ownership interest are fulfilled at the balance sheet date. Provided that the Company is not the beneficial owner of the shares underlying the put option, the exercise of the put option will be assumed at each balance sheet date and treated as equity transaction between shareholders with the recognition of a purchase liability at the respective exercise price. The non-controlling interests participate in profits and losses during the reporting period.

Associated companies and jointly controlled entities—Companies in which Siemens has the ability to exercise significant influence over operating and financial policies (generally through direct or indirect ownership of 20% to 50% of the voting rights) and jointly controlled entities are recorded in the Consolidated Financial Statements using the equity method of accounting and are initially recognized at cost. The following policies equally apply to associated companies and jointly controlled entities. Where necessary, adjustments are made to bring the accounting policies in line with those of Siemens. The excess of Siemens’ initial investment in associated companies over Siemens’ ownership percentage in the underlying net assets of those companies is attributed to certain fair value adjustments with the remaining portion recognized as goodwill. Goodwill relating to the acquisition of associated companies is included in the carrying amount of the investment and is not amortized but is tested for impairment as part of the overall investment in the associated company. Siemens’ share of its associated companies’ post-acquisition profits or losses is recognized in the Consolidated Statements of Income, and its share of post-acquisition movements in equity that have not been recognized in the associates’ profit or loss is recognized directly in equity. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment in the associated company. When Siemens’ share of losses in an associated company equals or exceeds its interest in the associate, Siemens does not recognize further losses, unless it incurs obligations or makes payments on behalf of the associate. The interest in an associate is the carrying amount of the investment in the associate together with any long-term interests that, in substance, form part of Siemens’ net investment in the associate. Intercompany results arising from transactions between Siemens and its associated companies are eliminated to the extent of Siemens’ interest in the associated company. Siemens determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If this is the case, Siemens calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value. Upon loss of significant influence over the associate, Siemens measures and recognizes any retaining investment at its fair value. Any difference between the carrying amount of the associate upon loss of significant influence and the fair value of the retaining investment and proceeds from disposal is recognized in profit or loss.

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

The exchange rate of the U.S. Dollar, Siemens’ significant currency outside the euro zone used in the preparation of the Consolidated Financial Statements is as follows:

		Year-end exchange rate		Annual average rate
		€1 quoted into currencies specified below September 30,		€1 quoted into currencies specified below Fiscal year
Currency	ISO Code	2012	2011	2012	2011	2010
U.S. Dollar	USD	1.293	1.350	1.303	1.399	1.358

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Foreign currency transaction—Transactions that are denominated in a currency other than the functional currency of an entity, are recorded at that functional currency applying the spot exchange rate at the date when the underlying transactions are initially recognized. At the end of the reporting period, foreign currency-denominated monetary assets and liabilities are re-valued to functional currency applying the spot exchange rate prevailing at that date. Gains and losses arising from these foreign currency revaluations are recognized in net income. Those foreign currency-denominated transactions which are classified as non-monetary are remeasured using the historical spot exchange rate.

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

Sale of goods:

Revenue from the sale of goods is recognized when the significant risks and rewards of ownership of the goods have passed to the buyer, usually on delivery of the goods.

Sales from construction contracts:

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

When a contract covers a number of assets, the construction of each asset is treated as a separate construction contract when (1) separate proposals have been submitted for each asset, (2) each asset has been subject to separate negotiation and the contractor and the customer have been able to accept or reject that part of the contract relating to each asset, and (3) the costs and revenues of each asset can be identified. A group of contracts, whether with a single customer or with several customers, are treated as a single construction contract when (1) the group of contracts is negotiated as a single package, (2) the contracts are so closely interrelated that they are, in effect, part of a single project with an overall profit margin, and (3) the contracts are performed concurrently or in a continuous sequence.

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

Rendering of services:

Revenues from service transactions are recognized as services are performed. For long-term service contracts, revenues are recognized on a straight-line basis over the term of the contract or, if the performance pattern is other than straight-line, as the services are provided, i.e. generally under the percentage-of-completion method.

Sales from multiple element arrangements:

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

Interest income:

Interest is recognized using the effective interest method.

Royalties:

Royalties are recognized on an accrual basis in accordance with the substance of the relevant agreement.

Income from lease arrangements:

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

Dividends:

Dividends are recognized when the right to receive payment is established.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Functional costs—In general, operating expenses by types are assigned to the functions following the functional area of the corresponding profit and cost centers. Expenses relating to cross-functional initiatives or projects are assigned to the respective functional costs based on an appropriate allocation principle. Regarding amortization see Note 16 Other intangible assets, regarding depreciation see Note 17 Property, plant and equipment and regarding employee benefit expense see Note 34 Personnel costs.

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

Costs for development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, are capitalized if (1) development costs can be measured reliably, the product or process is (2) technically and (3) commercially feasible, (4) future economic benefits are probable and (5) Siemens intends, and (6) has sufficient resources, to complete development and to use or sell the asset. The costs capitalized include the cost of materials, direct labour and other directly attributable expenditure that serves to prepare the asset for use. Such capitalized costs are included in line item Other intangible assets as other internally generated intangible assets. Other development costs are expensed as incurred. Capitalized development costs are stated at cost less accumulated amortization and impairment losses with an amortization period of generally three to five years.

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

The goodwill impairment test is performed at the level of a cash-generating unit or a group of cash-generating units represented by a Division or equivalent, which is the lowest level at which goodwill is monitored for internal management purposes.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the cash-generating unit or the group of cash-generating units that is expected to benefit from the synergies of the business combination. If the carrying amount of the cash-generating unit or the group of cash-generating units, to which the goodwill is allocated, exceeds its recoverable amount, an impairment loss on goodwill allocated to this cash-generating unit or this group of cash-generating units is recognized. The recoverable amount is the higher of the cash-generating unit’s or the group of cash-generating units’ fair value less costs to sell and its value in use. If either of these amounts exceeds the carrying amount, it is not always necessary to determine both amounts. These values are generally determined based on discounted cash flow calculations. Impairment losses on goodwill are not reversed in future periods if the recoverable amount exceeds the carrying amount of the cash-generating unit or the group of cash-generating units to which the goodwill is allocated.

Other intangible assets—Other intangible assets consist of software and other internally generated intangible assets, patents, licenses and similar rights. The Company amortizes intangible assets with finite useful lives on a straight-line basis over their respective estimated useful lives to their estimated residual values. Estimated useful lives for software, patents, licenses and other similar rights generally range from three to five years, except for intangible assets with finite useful lives acquired in business combinations. Intangible assets acquired in business combinations primarily consist of customer relationships and technology. Useful lives in specific acquisitions ranged from seven to twenty-five years for customer relationships and from three to twelve years for technology. Intangible assets which are determined to have indefinite useful lives as well as intangible assets not yet available for use are not amortized, but instead tested for impairment at least annually.

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

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Siemens classifies a non-current asset or a disposal group as held for disposal if its carrying amount will be recovered principally through a sale transaction or through distribution to shareholders rather than through continuing use. For this to be the case, the asset or disposal group must be available for immediate sale or distribution in its present condition subject only to terms that are usual and customary for sales or distributions of such assets or disposal groups and its sale or distribution must be highly probable. The disclosures in Notes to Consolidated Financial Statements outside Note 4 Acquisitions, dispositions and discontinued operations that refer to the Consolidated Statements of Financial Position generally relate to assets that are not held for disposal. Siemens reports non-current assets or disposal groups held for disposal separately in Note 4 Acquisitions, dispositions and discontinued operations. Non-current assets classified as held for disposal and disposal groups are measured at the lower of their carrying amount and fair value less costs to sell, unless these items presented in the disposal group are not part of the measurement scope as defined in IFRS 5, Non-current Assets held for Sale and Discontinued Operations.

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

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Provisions—A provision is recognized in the Statement of Financial Position when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect is material, provisions are recognized at present value by discounting the expected future cash flows at a pretax rate that reflects current market assessments of the time value of money. When a contract becomes onerous, the present obligation under the contract is recognized as a provision and measured at the lower of the expected cost of fulfilling the contract and the expected cost of terminating the contract as far as they exceed the expected economic benefits of the contract. Additions to provisions and reversals are generally recognized in the Consolidated Statements of Income. The present value of the recognized obligations associated with the retirement of property, plant and equipment (asset retirement obligations) that result from the acquisition, construction, development or normal use of an asset is added to the carrying amount of the related asset. The additional carrying amount is depreciated over the useful life of the related asset. Additions to and reductions from the present value of asset retirement obligations that result from changes in estimates are generally recognized by adjusting the carrying amount of the related asset and provision. If the asset retirement obligation is settled for other than the carrying amount of the liability, the Company recognizes a gain or loss on settlement.

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

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Prior-year information—The presentation of certain prior-year information has been reclassified to conform to the current year presentation, including the fiscal 2011 and 2010 presentation of certain line items within operating activities of the Consolidated Statements of Cash Flow.

RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS

In October 2010, the IASB issued amendments to IFRS 7, Financial Instruments: Disclosures, which enhance the disclosure requirements, hence maintain the derecognition model of IAS 39. The amendments increase the disclosure requirements for transfers of financial assets where the transferor retains continuing involvement in the transferred asset; additional disclosures are required if a disproportionate amount of transfer transactions are undertaken around the end of a reporting period. The amendment is applicable for annual reporting periods beginning on or after July 1, 2011; early adoption is permitted. The adoption of IFRS 7 did not result in a material impact on the Company’s Consolidated Financial Statements.

In June 2011, the IASB issued Presentation of Items of Other Comprehensive Income (Amendments to IAS 1), which requires the grouping of items presented in other comprehensive income on the basis of whether they are potentially reclassifiable to profit or loss subsequently. The Company early adopted the amendment as of September 30, 2012.

RECENT ACCOUNTING PRONOUNCEMENTS, NOT YET ADOPTED

The following pronouncements, issued by the IASB, are not yet effective and have not yet been adopted by the Company:

In December 2011, the IASB issued amendments to IAS 32, Financial Instruments: Presentation and IFRS 7, Financial Instruments: Disclosures regarding offsetting of financial assets and financial liabilities. The amendment to IAS 32 clarifies the existing offsetting rules and is effective for reporting periods beginning on or

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

after January 1, 2014, early application is permitted, however it requires the application of the amendments to IFRS 7. These amendments to IFRS 7 expand the disclosure requirements for financial assets and financial liabilities offset in the statements of financial position including netting agreements where netting is subject to certain future events. This amendment is effective for reporting periods beginning on or after January 1, 2013. Both amendments have not yet been endorsed by the European Union.

In June 2011, the IASB issued IAS 19, Employee Benefits (revised 2011; IAS 19R). The Company expects the following amendments to have a significant impact on the Company’s Consolidated Financial Statements: IAS 19R replaces the expected return on assets and interest costs on the defined benefit obligation with a single net interest component; unvested past service costs will be recognized in income immediately when incurred. IAS 19R also includes enhanced presentation and disclosure requirements. The standard is effective for annual periods beginning on or after January 1, 2013; early application is permitted. The amendment has been endorsed by the European Union in June 2012. The Company will adopt the revised standard in fiscal 2013. IAS 19R requires retrospective application and the presentation of transition effects for the opening statement of financial position as of October 1, 2011 for which Siemens does not expect significant effects on the line items Total comprehensive income as well as Total equity. For fiscal 2012, expenses from pensions increase approximately by €360 million pre-tax once IAS 19R is applied. For fiscal 2013 the expenses from pensions would approximately be level to the adjusted expenses from pensions in fiscal 2012.

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

IFRS 10, 11, 12 and the consequential amendments to IAS 27 and IAS 28 are effective for annual periods beginning on or after January 1, 2013. These new or amended standards may be adopted early, however all as of the same date, except that an entity may early adopt the disclosure provisions of IFRS 12. The standards are to be applied on a retrospective basis. IFRS 10, 11, 12, and the consequential amendments to IAS 27 and IAS 28 are not endorsed by the European Union yet. Siemens will adopt IFRS 10, 11, 12, and the consequential amendments to IAS 27 and IAS 28 in fiscal 2014. The Company does not expect a material impact on its Consolidated Financial Statements from these standards.

In May 2011, the IASB issued IFRS 13, Fair Value Measurement. The new standard defines fair value and standardizes disclosures on fair value measurements of both financial and non-financial instrument items. The new standard is applicable for annual periods beginning on or after January 1, 2013; early adoption is permitted. IFRS 13 is not endorsed by the European Union yet. Siemens will adopt IFRS 13 in fiscal 2014. Regarding financial instruments, the majority of changes required by IFRS 13 have already been introduced, mainly by amendments to IFRS 7, Financial Instruments: Disclosures. The Company does not expect a material impact on the Consolidated Financial Statements upon adopting IFRS 13.

In November 2009, the IASB issued IFRS 9, Financial Instruments. This standard is the first phase of the IASB’s three-phase project to replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 amends the classification and measurement requirements for financial assets, including some hybrid contracts. It

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

uses a single approach to determine whether a financial asset is measured at amortized cost or at fair value, replacing the different rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments (its business model) and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the different impairment methods in IAS 39. In December 2011, the IASB deferred the mandatory effective date from annual reporting periods beginning on or after January 1, 2013 to annual reporting periods beginning on or after January 1, 2015; early application is permitted. The IASB also provided relief from restating comparative financial statements for the effect of applying IFRS 9; instead additional transition disclosures will be required. The European Financial Reporting Advisory Group postponed its endorsement advice, to take more time to consider the output from the IASB project to improve accounting for financial instruments. The Company is currently assessing the impacts of adopting IFRS 9 on the Company’s Consolidated Financial Statements.

The IASB issued various other pronouncements. These recently adopted pronouncements as well as pronouncements not yet adopted do not have a material impact on Siemens’ Consolidated Financial Statements.

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

Revenue recognition on construction contracts—The Company’s Sectors, particularly Energy, Industry and Infrastructure & Cities, conduct a significant portion of their business under construction contracts with customers. The Company generally accounts for construction projects using the percentage-of-completion method, recognizing revenue as performance on contract progresses. Certain long-term service contracts are accounted for under the percentage-of-completion method as well. This method places considerable importance on accurate estimates of the extent of progress towards completion and may involve estimates on the scope of deliveries and services required for fulfilling the contractually defined obligations. Depending on the methodology to determine contract progress, the significant estimates include total contract costs, remaining costs to completion, total contract revenues, contract risks, including technical, political and regulatory risks, and other judgments. Management of the operating Divisions continually reviews all estimates involved in such construction contracts, including commercial feasibility, and adjusts them as necessary. Under the percentage-of-completion method, such changes in estimates may lead to an increase or decrease of revenues in the respective reporting period. The Company also uses the percentage-of-completion method for projects financed directly or indirectly by Siemens. In order to qualify for such accounting, the credit quality of the customer must meet certain minimum parameters as evidenced by the customer’s credit rating or by a credit analysis performed by Financial Services (SFS). At a minimum, a customer’s credit rating must be single B or B2 respectively from external rating agencies or an equivalent SFS-determined rating. In cases the inflow of economic benefits is not probable due to customer related credit risks the revenue is restricted to the amount of payments irrevocably received. The Company believes the credit factors used provide a reasonable basis for assessing credit quality.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Trade and other receivables—The allowance for doubtful accounts involves significant management judgment and review of individual receivables based on individual customer creditworthiness, current economic trends including the developments of the European sovereign debt crisis and analysis of historical bad debts on a portfolio basis. For the determination of the country-specific component of the individual allowance, we also consider country credit ratings, which are centrally determined based on information from external rating agencies. Regarding the determination of the valuation allowance derived from a portfolio-based analysis of historical bad debts, a decline of receivables in volume results in a corresponding reduction of such provisions and vice versa. As of September 30, 2012 and 2011, Siemens recorded a total valuation allowance for trade and other receivables of €1,190 million and €1,147 million, respectively.

Impairment—Siemens tests at least annually whether goodwill has incurred any impairment, in accordance with its accounting policy. The determination of the recoverable amount of a cash-generating unit or a group of cash-generating units to which goodwill is allocated involves the use of estimates by management. The outcome predicted by these estimates is influenced e.g. by the successful integration of acquired entities, volatility of capital markets, interest rate developments, foreign exchange rate fluctuations and the outlook on economic trends. The recoverable amount is the higher of the cash-generating unit’s or the group of cash-generating units’ fair value less costs to sell and its value in use. The Company generally uses discounted cash flow based methods to determine these values. These discounted cash flow calculations use five-year projections that are based on financial plannings. Cash flow projections take into account past experience and represent management’s best estimate about future developments. Cash flows after the planning period are extrapolated using individual growth rates. Key assumptions on which management has based its determination of fair value less costs to sell and value in use include estimated growth rates, weighted average cost of capital and tax rates. These estimates, including the methodology used, can have a material impact on the respective values and ultimately the amount of any goodwill impairment. In fiscal 2011, the Company assessed the current commercial feasibility of its solar and hydro business, the level at which goodwill is monitored from the group perspective, as part of the Renewable Energy Division of the Energy Sector and recorded a goodwill impairment loss. Further impairments were recorded in fiscal 2012. These impairments are presented in discontinued operations. In fiscal 2010, a goodwill impairment of €1,145 million was recognized in the Diagnostics Division of the Healthcare Sector.

Likewise, whenever property, plant and equipment, other intangible assets and investments accounted for using the equity method are tested for impairment, the determination of the assets’ recoverable amount involves the use of estimates by management and can have a material impact on the respective values and ultimately the amount of any impairment.

The equity method requires an analysis of triggering events for impairment or reversal of impairment. Whether future impairments or a reversal of the impairment of our investment in Nokia Siemens Networks B.V. (NSN) will be required is dependent on its ability to grow and (or) otherwise return to increasing profitability.

Non-current assets and disposal groups classified as held for disposal—Assets held for disposal and disposal groups are measured at the lower of their carrying amount and their fair value less costs to sell. The determination of the fair value less costs to sell includes the use of management estimates and assumptions that tend to be uncertain.

In the fourth quarter of fiscal 2012, Siemens decided to sell its solar business consisting of the Business Units Solar Thermal Energy and Photovoltaics. As of the end of fiscal 2012, Siemens classified each business unit as held for disposal and discontinued operation as a sale within one year is considered highly probable by the management.

In June 2012, Siemens classified OSRAM as held for disposal and discontinued operations as a listing via spin-off within one year was considered highly probable. This expectation is based on management’s judgment considering the obligatory shareholder approval based on past experience with other capital matters suggested for approval at the general shareholders’ meeting, feedback from the financial market and the economic rationale of the decision from a shareholder perspective.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In fiscal 2011, the disposal group Siemens IT Solutions and Services was measured at fair value less costs to sell upon classification as held for disposal and discontinued operation. The fair value was assumed to be represented by the purchase price as negotiated between Siemens and Atos S.A. (AtoS) including the consideration that AtoS committed itself to pay for the transfer of Siemens IT Solutions and Services less commitments entered into by Siemens. The valuation of these commitments involves subjective judgment by management on the probability, timing and amount of these obligations. These management estimates had an effect on the amount of impairment losses recognized during fiscal 2011 and on the deconsolidation result recognized in the fourth quarter of fiscal 2011 as well as on the subsequent measurement of the obligations in fiscal 2012. These estimates are subject to change and thus any variation to the estimates could influence the amount of the total loss on the disposal of Siemens IT Solutions and Services presented within discontinued operations beyond fiscal 2011.

Employee benefit accounting—Pension plans and similar commitments—Obligations for pension and other post-employment benefits and related net periodic benefit costs are determined in accordance with actuarial valuations. These valuations rely on key assumptions including discount rates, expected return on plan assets, expected salary increases, mortality rates and health care trend rates. The discount rate assumptions are determined by reference to yields on high-quality corporate bonds of appropriate duration and currency at the end of the reporting period. In case such yields are not available discount rates are based on government bonds yields. Expected returns on plan assets assumptions are determined on a uniform methodology, considering long-term historical returns and asset allocations. Due to changing market and economic conditions the underlying key assumptions may differ from actual developments and may lead to significant changes in pension and other post-employment benefit obligations. Such differences are recognized in full directly in equity in the period in which they occur without affecting profit or loss. For a sensitivity analysis, see Note 23, Pension plans and similar commitments.

Provisions—Significant estimates are involved in the determination of provisions related to onerous contracts, warranty costs, asset retirement obligations and legal proceedings. A significant portion of the business of certain operating divisions is performed pursuant to long-term contracts, often for large projects, in Germany and abroad, awarded on a competitive bidding basis. Siemens records a provision for onerous sales contracts when current estimates of total contract costs exceed expected contract revenue. Such estimates are subject to change based on new information as projects progress toward completion. Onerous sales contracts are identified by monitoring the progress of the project and updating the estimate of total contract costs which also requires significant judgment relating to achieving certain performance standards, for example in the Mobility & Logistics Division, Industry Automation Division, at Healthcare, in the Fossil Power Generation Division and in the Power Transmission Division as well as estimates involving warranty costs and estimates regarding project delays including the assessment of responsibility splits between the contract partners for these delays. Significant estimates and assumptions are also involved in the determination of provisions related to major asset retirement obligations. Uncertainties surrounding the amount to be recognized include, for example, the estimated costs of decommissioning because of the long time frame over which future cash outflows are expected to occur including the respective interest accretion. Amongst others, the estimated cash outflows could alter significantly if, and when, political developments affect the government’s plans to develop the final storage.

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

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

4.     Acquisitions, dispositions and discontinued operations

a)     Acquisitions

In fiscal 2012, 2011 and 2010, the Company completed a number of acquisitions, which are included in the Company’s Consolidated Financial Statements since the date of acquisition.

aa)     Acquisitions in fiscal 2012

At the beginning of May 2012, Siemens acquired all of the shares of five entities constituting the Connectors and Measurements division of Expro Holdings UK 3 Ltd. The acquired business engineers and manufactures subsea components such as cable connectors, sensors and measuring devices. With this acquisition Siemens aimed for strategically expanding its portfolio in the attractive future market for subsea power grids. The aggregate consideration amounts to €469 million (including €8 million cash acquired). The acquired business will be integrated into Energy Sector’s Oil & Gas Division. The following figures represent the preliminary purchase price allocation and show the amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed: Intangible assets €164 million, Property, plant and equipment €23 million, Inventories €19 million, Receivables €25 million, Liabilities €36 million and Deferred income tax liabilities €38 million. Intangible assets mainly relate to customer relationships of €46 million with useful lives from nine to 13 years, technology of €100 million with a useful life of eight to twelve years and order backlog of €12 million with a useful life of two years. Goodwill of €300 million comprises intangible assets that are not separable such as employee know-how and expected synergy effects. Including effects from purchase accounting and integration costs, the acquired business contributed revenues of €57 million and a net profit of €12 million to Siemens for the period from acquisition to September 30, 2012. If the acquired business had been included as of October 1, 2011, the impact on consolidated revenues and consolidated net income for the twelve months ended September 30, 2012 would have been €121 million and €41 million, respectively.

Furthermore, in fiscal 2012, Siemens completed the acquisition of a number of entities, presented in continuing operations, which are not significant individually including RuggedCom Inc., a provider of robust, industrial-quality Ethernet communication products and network solutions at the Industry Sector’s Industry Automation Division, the NEM B.V. business, a specialist in heat recovery steam generators for combined-cycle (gas and steam) power plants at Energy Sector’s Fossil Power Generation Division and eMeter Corporation, a meter data management specialist at Infrastructure & Cities Sector’s Smart Grid Division. The aggregate consideration (including cash acquired) of all of these acquisitions amounts to €946 million.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following figures represent the preliminary purchase price allocations and show the amounts recognized for each major class of assets acquired and liabilities assumed:

(in millions of €)
Goodwill	571
Technology	126
Customer Relationships	117
Other intangible assets	49
Other long-lived assets	56
Trade and other receivables	82
Inventories	39
Other current assets	70
Cash and cash equivalents	138

Total assets acquired	1,248

Other liabilities and provisions	151
Deferred tax liabilities	52
Current liabilities	76

Total liabilities assumed	279

The respective acquisitions led to non-controlling interests of €23 million. Goodwill comprises intangible assets that are not separable such as employee know how and expected synergy effects. Including purchase price accounting effects and integration costs, the acquired entities contributed revenues of €271 million and a net loss of €6 million to Siemens for the period from the respective acquisition date to September 30, 2012. If these acquired business had been included as of October 1, 2011, the impact on consolidated revenues and consolidated net income for the twelve months ended September 30, 2012 would have been €389 million and €(14) million respectively.

ab)     Acquisitions in fiscal 2011

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

ac)     Acquisitions in fiscal 2010

In fiscal 2010, Siemens acquired various entities, which were not material, either individually or in aggregate.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

b)     Dispositions and Discontinued Operations

ba)     Dispositions not qualifying for discontinued operations: closed transactions

Dispositions in fiscal 2012

In fiscal 2012, Siemens completed the disposition of various entities which are not significant either individually or in aggregate.

Dispositions in fiscal 2011

In January 2009, Siemens had announced that it will terminate the Shareholders Agreement of the joint venture Areva NP S.A.S. and sell its 34% interest in Areva NP S.A.S. to the majority shareholder Areva S.A. (Areva) by exercising the put option. Following this, Areva NP S.A.S. had been presented as asset held for disposal since the second quarter of fiscal 2009 with a carrying amount of €190 million. In March 2011, an independent expert, appointed by Siemens and Areva based on the rules set forth in the shareholders’ agreement, determined the fair market value (purchase price) of Siemens’ 34% share in the joint venture Areva NP S.A.S. Following this, the shares, previously accounted for as an available-for-sale financial asset held for disposal at the Energy Sector, were transferred to Areva and derecognized at Siemens. In May 2011, an arbitral tribunal of the International Chamber of Commerce ruled on the modalities of Siemens’ exit from the joint venture Areva NP S.A.S. The two transactions in connection with the sale of Areva NP S.A.S resulted in a gain of €838 million in fiscal 2011 which was recognized in Income (expense) from available-for-sale financial assets, net and which can be split up in a €1,520 million disposal gain in the second quarter of fiscal 2011 related to the termination of the Areva NP S.A.S. joint venture and a loss of €682 million incurred in the third quarter on the arbitrational ruling related to Siemens’ exit from the joint venture Areva NP S.A.S.

In January 2011, the sale of the 49% interest in Krauss-Maffei Wegmann GmbH & Co. KG (KMW) to Wegmann Group was closed after the approval of the antitrust authorities and the receipt of the second purchase price installment. The gain on the sale of KMW, which used to be reported in Equity Investments, was included in line item Income (loss) from investments accounted for using the equity method, net and amounts to €90 million.

At the end of July 2010, Siemens signed an agreement to sell its Electronics Assembly Systems business (EA), which was reported in Centrally managed portfolio activities, to ASM Pacific Technology Ltd. The transaction closed at the beginning of January 2011. Total losses on disposal of EA amounted to €107 million, including a loss amounting to €1 million and €106 million in fiscal 2011 and 2010, respectively.

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

The disposition of the Airfield Solutions Business of the Industry Sector and the Roke Manor activities in the U.K. led to gains of €47 million and €35 million, respectively. The sale of the equity investment UBS Real Estate Kapitalanlagegesellschaft mbH resulted in a gain of €47 million.

In fiscal 2010, Siemens completed the disposition of further entities, which were not material, either individually or in aggregate.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

bb)     Dispositions not qualifying for discontinued operations: held for disposal

The Consolidated Statements of Financial Position as of September 30, 2012 and 2011 include assets held for disposal of €106 million and €249 million and liabilities held for disposal of €39 million and €-, respectively, that do not qualify as discontinued operations. Included as of September 30, 2011 is mainly the carrying amount of the 25% interest in OAO Power Machines, held by the Energy Sector which was sold in the first quarter of fiscal 2012.

bc)     Discontinued operations

General

Siemens reports in this section about discontinued operations separately. The disclosures in the Notes to the Consolidated Financial Statements outside this section relate to continuing operations unless marked otherwise.

Net results of discontinued operations presented in the Consolidated Statements of Income in fiscal 2012, 2011 and 2010 amount to €(595) million (thereof €(59) million income tax), €(1,055) million (thereof €37 million income tax), and €(261) million (thereof €28 million income tax), respectively. Net results of discontinued operations for the periods presented relate to solar business, OSRAM, Siemens IT Solutions and Services, and the former operating segments Communications (Com) and Siemens VDO Automotive (SV).

Net income from discontinued operations attributable to shareholders of Siemens AG for fiscal 2012, 2011 and 2010 amount to €(595) million, €(1,044) million and €(269) million.

Solar business—discontinued operations, assets and liabilities held for disposal

In the fourth quarter of fiscal 2012, Siemens decided to sell its solar business consisting of the Business Units Solar Thermal Energy and Photovoltaics. The conditions for the respective business units to be classified as held for disposal and discontinued operations were fulfilled for each business unit as of the end of fiscal 2012. The respective business units are aggregated for presentation purposes.

Accordingly, the results of the solar business are disclosed as discontinued operations in the Company’s Consolidated Statements of Income for all periods presented.

	Year ended September 30,
	2012	2011	2010
	(in millions of €)
Revenue	199	240	150
Expenses	(351)	(606)	(221)
Loss on the measurement to fair value less costs to sell or on the disposal of the disposal group constituting the discontinued operations	(106)	—	—

Pretax loss from discontinued operations	(259)	(366)	(71)

Income taxes on ordinary activities	17	1	4
Income taxes on the loss on the measurement to fair value less costs to sell or on the disposal of the disposal group constituting the discontinued operations	—	—	—

Loss from discontinued operations, net of income taxes	(241)	(365)	(67)

Upon classification as held for disposal and discontinued operations in the fourth quarter of fiscal 2012 the solar business was measured at the lower of their previous carrying amount and fair value less costs to sell. The associated loss recognized includes the impairment of the entire remaining goodwill of the solar business amounting to €85 million and the impairments related to non-current assets in the measurement scope of the disposal group amounting to €21 million.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In fiscal 2011, expenses include impairments of €231 million which were recognized in connection with the solar business. Those impairments included a goodwill impairment and an impairment of the equity investment Archimede Solar Energy S.r.l., Italy (Archimede).

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

The annual test for impairment of goodwill of fiscal 2011 of the solar and hydro business within the Energy Sector was performed as of September 30, 2011. As a result, in the solar and hydro business of the Energy Sector, an impairment loss of €128 million was recognized. The goodwill impaired is mainly attributable to the acquisition of Siemens Concentrated Solar Power Ltd. (former Solel Solar Systems Ltd.).

As a result of a market assessment, which was completed in the three months ended September 30, 2011, the growth prospects and the long-term market development for the concentrated solar power business have been reassessed and the underlying business planning has been adjusted accordingly to reflect expected lower growth prospects. Cash flows were discounted at a rate of 9.1%, whereas cash flows beyond the five-year planning period were extrapolated using a constant growth rate of 1.5%. The main reason for the deteriorated market perspective was a shift from STE technology to Photovoltaic technology, in particular in the U.S. market. The adjusted business plan resulting from the market assessment was the basis for the annual goodwill impairment test in the three months ended September 30, 2011.

In the fourth quarter of fiscal 2011, the investment in Archimede was impaired by €43 million. The main triggering events for the impairment were the reassessment of the long-term market developments and the continuing lack of a reference project. As a consequence the underlying business planning of the investment has been adjusted to reflect the expected lower growth prospects. The Archimede impairment was based on fair value less costs to sell applying a discounted cash flow method, which assumed a discount rate of 9.1% and a terminal value growth rate of 0%.

The assets and liabilities of the solar business are presented as held for disposal in the Consolidated Statements of Financial Position as of September 30, 2012. The carrying amounts of the major classes of assets and liabilities of the solar business were as follows:

September 30, 2012
(in millions of €)
Trade and other receivables	29
Inventories	48
Property, plant and equipment	18
Financial assets	105
Other assets	24

Assets classified as held for disposal	224

Trade payables	30
Current provisions	24
Other current liabilities	66
Other liabilities	7

Liabilities associated with assets classified as held for disposal	126

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Acquisition in fiscal 2010

At the beginning of November 2009, Siemens completed the acquisition of 100% of Solel Solar Systems Ltd., (Solel), a solar thermal power technology company. The rationale for the acquisition was to expand the product portfolio of Siemens in the field of concentrated solar power (CSP) to become a leading CSP product and solution provider. Solel, which was consolidated as of November 2009, has been previously assigned to Energy Sector’s Renewable Division. The aggregate consideration amounts to €279 million (including €14 million cash acquired). The purchase price allocation was completed during the quarter ended December 31, 2010 and resulted in a Goodwill of €193 million. The amounts recognized based on the fair value measurement of assets acquired and liabilities assumed resulted in €56 million intangible assets, which were allocated as follows: €35 million was allocated to patented and unpatented technology with weighted average useful life of 6.5 years, €14 million to order backlog with weighted average useful life of one year and €7 million to in-process research and development and trademarks with weighted average useful life of four years.

OSRAM—discontinued operations, assets and liabilities held for disposal

In March 2011, Siemens announced that it planned to publicly list its subsidiary OSRAM. Siemens intended to retain a minority stake in OSRAM. The conditions for OSRAM to be classified as held for disposal and discontinued operations were fulfilled as of the end of the second quarter of fiscal 2011. Facing the market conditions Siemens decided in June 2012 to prepare, parallel and alternatively to the aforementioned plan of an initial public offering, an offering of OSRAM in the form of a spin-off by issuing OSRAM shares to the shareholders of Siemens AG and a subsequent listing of these shares. Also in this simultaneously prepared form of a listing, that requires approval at the general shareholders’ meeting, Siemens plans to retain a minority stake.

The decision in June 2012 represented a significant change of the previous disposal plan. Siemens no longer considered it highly probable to complete the disposal of OSRAM via an initial public offering by the end of calendar year 2012, resulting in a reversal of the previous classification of the disposal group OSRAM as asset held for disposal and discontinued operations. By reversing the previous classification, Siemens recognized in the third quarter of fiscal 2012 a negative effect on earnings of €443 million before taxes that result from depreciation/amortization and impairments of property, plant and equipment and intangible assets and equity pick ups that were not recognized while OSRAM was previously classified as discontinued operations (€123 million referring to fiscal 2011). This effect on earnings is presented under expenses in the table below. Siemens considers a listing via spin-off as highly probable until June 2013 including the high probability of the shareholders approval based on past experience with other capital matters suggested for approval at the general shareholders’ meeting, feedback from the financial market and the economic rationale of the decision from a shareholder perspective. Accordingly, Siemens classifies OSRAM again as held for disposal and discontinued operations. Among other impacts on Income taxes on costs to sell Siemens adjusted deferred tax assets according to the plan of issuing OSRAM shares in the form of a spin-off.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The results of OSRAM are disclosed as discontinued operations in the Company’s Consolidated Statements of Income for all periods presented.

	Year ended September 30,
	2012	2011	2010
	(in millions of €)
Revenue	5,400	5,032	4,681
Expenses	(5,454)	(4,521)	(4,185)
Costs to sell (carve-out costs)	(33)	(25)	—

Pretax gain (loss) from discontinued operations	(87)	486	496

Income taxes on ordinary activities	(8)	(185)	(178)
Income taxes on costs to sell (carve-out costs)	(26)	8	—

Gain (loss) from discontinued operations, net of income taxes	(121)	309	318

The assets and liabilities of OSRAM are presented as held for disposal in the Consolidated Statements of Financial Position as of September 30, 2012. The carrying amounts of the major classes of assets and liabilities of OSRAM were as follows:

	September 30, 2012	September 30, 2011
	(in millions of €)
Trade and other receivables	827	858
Inventories	1,044	1,118
Goodwill	277	238
Other intangible assets	161	174
Property, plant and equipment	1,416	1,645
Deferred tax assets	377	269
Financial assets	138	174
Other assets	212	176

Assets classified as held for disposal	4,452	4,652

Trade payables	609	586
Current provisions	92	84
Other current liabilities	380	381
Pension plans and similar commitments	490	410
Other liabilities	307	279

Liabilities associated with assets classified as held for disposal	1,877	1,740

Revenue resulting from transactions between OSRAM and joint ventures and associates of Siemens in fiscal 2012, 2011 and 2010 amounted to €137 million, €159 million and €129 million, respectively. Expenses resulting from transactions between OSRAM and joint ventures and associates of Siemens in fiscal 2012, 2011 and 2010 amounted to €15 million, €9 million and €16 million, respectively. As of September 30, 2012, receivables from and liabilities to joint ventures and associates are €27 million and €2 million, respectively.

Acquisition in fiscal 2011

At the beginning of July 2011, Siemens acquired a controlling interest of 100% in Siteco Lighting GmbH (Siteco) in a share deal transaction. Siteco is a leading European lighting company that supplies luminaires and lighting systems for urban infrastructures such as public and commercial buildings, streets, tunnels, airports and sports stadiums. The rationale for the acquisition was to enhance Siemens’ activities in the lighting market benefitting from strong relationships with key decision makers of wholesalers and architects. The aggregate

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

consideration amounts to €132 million (including €5 million cash acquired), which consists of €128 million paid in cash and €4 million recorded within Other liabilities. In the course of the acquisition, Siemens AG assumed an external bank liability of Siteco of €126 million. Siteco has been integrated into OSRAM, which is presented in discontinued operations. The following figures represent the final purchase price allocation and show the amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed: Intangible assets €96 million, Property, plant and equipment €70 million, Inventories €38 million, Receivables €38 million, Deferred income taxes €(41) million and Pension provisions €(31) million. Intangible assets mainly relate to customer relationships of €37 million with useful lives from two to ten years, technology of €26 million with useful lives of three to 17 years and to the Siteco corporate brand of €8 million, which was considered to be of indefinite useful life. Goodwill of €107 million comprises intangible assets that are not separable such as employee know-how and expected synergy effects.

Siemens IT Solutions and Services—discontinued operations

In December 2010, Siemens and Atos S.A. (AtoS) signed an option agreement (written call option) which granted AtoS the right to acquire Siemens IT Solutions and Services. In February 2011, AtoS exercised this option. Closing of the transaction took place on July 1, 2011 following clearance of the transaction by the relevant antitrust authorities and the approval from AtoS’ shareholders on July 1, 2011. Related to the transaction is a seven-year outsourcing contract worth around €5.5 billion, under which AtoS will provide managed services and system integration to Siemens.

Upon closing Siemens received consideration from AtoS that included a cash payment of €177 million, as well as 12.5 million newly issued shares in AtoS with a five-year lock-up commitment and a five-year convertible bond of €250 million (nominal value). At the same time, Siemens recognized a liability for purchase price adjustments relating to the net debt and net working capital of Siemens IT Solutions and Services. Siemens also recorded contractual obligations, loss provisions and risk contingencies arising from the sales agreements with AtoS presented in line items Current provisions, Provisions and Other current financial liabilities.

The conditions for Siemens IT Solutions and Services to be classified as held for disposal and discontinued operations were fulfilled as of the second quarter of fiscal 2011. The results are presented as discontinued operations in the Company’s Consolidated Statements of Income for all periods presented with the exception of certain business activities which remain in the Siemens Group. Business activities which remain with Siemens primarily relate to project HERKULES, which is reported in line item Centrally managed portfolio activities of Segment information and continues to be accounted for under the equity method.

	Year ended September 30,
	2012	2011	2010
	(in millions of €)
Revenue	—	2,705	3,838
Expenses	(33)	(3,087)	(4,445)
Gain (loss) on the measurement to fair value less costs to sell or on the disposal of the disposal group constituting the discontinued operations	45	(743)	(52)

Pretax gain (loss) from discontinued operations	12	(1,125)	(659)

Income taxes on ordinary activities	14	97	175
Income taxes on the gain (loss) on the measurement to fair value less costs to sell or on the disposal of the disposal group constituting the discontinued operations	15	202	16

Gain (loss) from discontinued operations, net of income taxes	41	(826)	(468)

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The total loss recognized in fiscal 2011 on the disposal of the disposal group Siemens IT Solutions and Services amounted to €903 million. This amount includes the impairment of the Goodwill and other non-current assets of Siemens IT Solutions and Services of €659 million, a deconsolidation gain of €6 million, both presented under line item Gain (loss) on the measurement to fair value less costs to sell or on the disposal of the disposal group constituting the discontinued operations as well as an amount of €250 million relating to the obligation to provide support to AtoS in connection with integration and training program which was recognized as restructuring expenses at Siemens IT Solutions and Services in the third quarter of fiscal 2011 and presented under line item Expenses. Under line item Gain (loss) on the measurement to fair value less costs to sell or on the disposal of the disposal group constituting the discontinued operations also expenses for carve out activities necessary to establish Siemens IT Solutions and Services as a separate legal entity of €90 million were presented in fiscal 2011.

In fiscal 2012, line item Gain (loss) on the measurement to fair value less costs to sell or on the disposal of the disposal group constituting the discontinued operations includes, besides expenses for carve out activities, a gain of €53 million. This effect is due to revised estimates with regard to the transaction-related provisions including the settlement with AtoS on the cash purchase price adjustment relating to the net debt and net working capital of Siemens IT Solutions and Services reached in the second quarter of fiscal 2012. A final settlement with AtoS on all contractual obligations arising from the sales agreements was not achieved in fiscal 2012.

Revenue resulting from transactions between Siemens IT Solutions and Services and joint ventures and associates of Siemens in fiscal 2011 and 2010 amounted to €100 million and €204 million, respectively. Expenses resulting from transactions between Siemens IT Solutions and Services and joint ventures and associates of Siemens in fiscal 2011 and 2010 amounted to €24 million and €39 million, respectively.

Former segments SV and Com—discontinued operations

Net results of discontinued operations of SV activities and the former operating segment Com presented in the Consolidated Statements of Income in fiscal 2012, 2011 and 2010 amounted to €(260) million (thereof €(73) million income tax), €(173) million (thereof €(85) million income tax) and €(44) million (thereof €11 million income tax), respectively. The net results in fiscal 2012 relate mainly to former operating segment Com and include settlements of a matter with the Greek State with a pretax impact of €(143) million (€(104) million after tax) as well as negative tax effects of €115 million. The Company recorded a reserve in the second quarter of fiscal 2011 with regard to the restructuring measures before the sale of the SV activities in December 2007. Siemens sold its SV activities in December 2007. The net results of discontinued operations presented in the Consolidated Statements of Income for fiscal 2010, relate mainly to legal and carve-out related matters in connection with the former Com activities.

5.     Other operating income

	Year ended September 30,
	2012	2011	2010
	(in millions of €)
Gains on sales of property, plant and equipment and intangibles	208	250	285
Gains on disposals of businesses, see Note 4	6	27	134
Other	302	270	420

	516	547	839

In fiscal 2012, 2011 and 2010, item Other includes income in connection with legal and regulatory matters.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6.     Other operating expense

	Year ended September 30,
	2012	2011	2010
	(in millions of €)
Losses on disposals of businesses, see Note 4 at Dispositions	(39)	(30)	(115)
Losses on sales of property, plant and equipment and intangibles	(28)	(38)	(42)
Impairment of goodwill, see Note 15 Goodwill	—	—	(1,145)
Other	(209)	(306)	(246)

	(276)	(374)	(1,548)

Line item Other in fiscal 2012, 2011 and 2010 includes charges related to legal matters.

7.     Income (loss) from investments accounted for using the equity method, net

	Year ended September 30,
	2012	2011	2010
	(in millions of €)
Share of profit (loss), net	(367)	79	(21)
Gains (losses) on sales, net	109	139	56
Impairment	(12)	(9)	(19)
Reversals of impairment	4	2	—

	(266)	210	16

Item Share of profit (loss), net includes Siemens’ share in NSN’s fiscal 2012, 2011 and 2010 earnings of €(741) million, €(280) million and €(533) million, respectively, Siemens’ share in EN’s fiscal 2012, 2011 and 2010 earnings of €(23) million, €(46) million and €5 million, respectively, Siemens’ share in BSH Bosch und Siemens Hausgeräte GmbH (BSH) as well as our share in KMW sold in January 2011; the two latter totaling €194 million, €191 million and €277 million, in fiscal 2012, 2011 and 2010, respectively. The fiscal 2012 earnings of NSN are impacted by restructuring charges at NSN.

Item Gains (losses) on sales, net, in fiscal 2012, include €79 million gain on the partial sale of interests in Bangalore International Airport Limited.

8.     Interest income, interest expense and other financial income (expense), net

	Year ended September 30,
	2012	2011	2010
	(in millions of €)
Pension related interest income	1,309	1,364	1,283
Interest income, other than pension	925	835	762

Interest income	2,234	2,200	2,045

Pension related interest expense	(1,277)	(1,223)	(1,333)
Interest expense, other than pension	(450)	(493)	(425)

Interest expense	(1,728)	(1,716)	(1,758)

Income (expense) from available-for-sale financial assets, net	103	854	(4)
Miscellaneous financial income (expense), net	(108)	(204)	(379)

Other financial income (expense), net	(5)	649	(383)

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Total amounts of item Interest income and (expense), other than pension, were as follows:

	Year ended September 30,
	2012	2011	2010
	(in millions of €)
Interest income, other than pension	925	835	762
Interest (expense), other than pension	(450)	(493)	(425)

Interest income (expense), net, other than pension	475	342	337

Thereof: Interest income (expense) of operations, net	4	(34)	20
Thereof: Other interest income (expense), net	471	376	317

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

Item Interest income (expense) other than pension includes the following with respect to financial assets (financial liabilities) not at fair value through profit or loss:

	Year ended September 30,
	2012	2011	2010
	(in millions of €)
Total interest income on financial assets	913	826	747
Total interest expenses on financial liabilities(1)	(792)	(959)	(998)

(1)	Relating to hedged positions, herein only the interest expense on hedged items not at fair value through profit and loss is included, whereas item Interest expense, other than pension also contains the offsetting effect on interest of the hedging instrument. The difference is due to the disparities of interest rate swap contracts.

The components of item Income (expense) from available-for-sale financial assets, net were as follows:

	Year ended September 30,
	2012	2011	2010
	(in millions of €)
Dividends received	18	12	23
Gains on sales, net	101	881	17
Impairment	(17)	(40)	(47)
Other	1	1	3

Income (expense) from available-for-sale financial assets, net	103	854	(4)

In fiscal 2012, item Gains on sales, net includes €87 million gains from the sale of the 25% interest in OAO Power Machines held by the Energy Sector; €66 million of the gain relate to gains recycled from Other comprehensive income as of September 30, 2011. The investment was classified as held for disposal. The transaction closed in December 2011. Regarding impacts in connection with the disposal of Areva NP S.A.S. in fiscal 2011, see Note 4 Acquisitions, Dispositions and discontinued operations.

Item Miscellaneous financial income (expense), net, in fiscal 2012, 2011 and 2010, comprises gains (losses) of €(238) million, €(114) million and €(313) million, respectively, from the accretion of provisions and the increase (decrease) in the discount rate, as well as expenses as a result of allowances and write offs of finance receivables, net of reversals of €(89) million, €(42) million and €(63) million, respectively. Furthermore, gains (losses) related to derivative financial instruments are included.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

9.     Income taxes

Income from continuing operations before income tax is attributable to the following geographic regions:

	Year ended September 30,
	2012	2011	2010
	(in millions of €)
Germany	2,488	3,947	2,368
Foreign	4,791	5,661	3,677

	7,279	9,608	6,045

Income tax expense (benefit) consists of the following:

	Year ended September 30,
	2012	2011	2010
	(in millions of €)
Current tax:
German corporation and trade taxes	143	293	11
Foreign income taxes	1,527	1,253	1,463

	1,670	1,546	1,474

Deferred tax:
Germany	452	378	585
Foreign	(28)	308	(343)

	424	686	242

Income tax expense	2,094	2,232	1,716

The current income tax expense in fiscal 2012, 2011 and 2010 includes adjustments recognized for current tax of prior years in the amount of €(121) million, €80 million and €(226) million, respectively. The German current tax expense in fiscal 2012 is positively affected by receivables due to several mutual agreement procedures. In fiscal 2010 current tax expense is affected by the release of tax liabilities after a decision on appeal with respect to the deductibility of expenses associated with foreign dividends.

The deferred tax expense (benefit) in fiscal 2012 includes the decline of deferred tax assets after the German tax audit according in particular to transfer pricing as well as in fiscal 2011 and 2010 tax effects of the origination and reversal of temporary differences of €(62) million, €360 million and €(234) million.

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

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Income tax expense differs from the amounts computed by applying a combined statutory German income tax rate of 31% as follows:

	Year ended September 30,
	2012	2011	2010
	(in millions of €)
Expected income tax expense	2,257	2,978	1,874
Increase (decrease) in income taxes resulting from:
Non-deductible losses and expenses	390	361	660
Tax-free income	(427)	(929)	(288)
Taxes for prior years	(63)	(19)	(300)
Change in realizability of deferred tax assets and tax credits	(17)	24	(27)
Change in tax rates	(39)	(9)	10
Foreign tax rate differential	(114)	(151)	(221)
Tax effect of investments accounted for using the equity method	113	(24)	6
Other, net	(6)	1	2

Actual income tax expense	2,094	2,232	1,716

The tax free income in fiscal 2011 is mainly attributable to the Areva NP S.A.S. disposal.

In fiscal 2010 the non-tax deductible losses and expenses are mainly attributable to the goodwill impairment of the Diagnostics Division of the Healthcare Sector, which is only partly tax-deductible.

Deferred income tax assets and liabilities on a gross basis are summarized as follows:

	September 30,
	2012	2011
	(in millions of €)
Assets:
Financial assets	52	79
Other intangible assets	169	254
Property, plant and equipment	288	273
Inventories	551	528
Receivables	541	486
Pension plans and similar commitments	3,267	2,387
Provisions	1,677	1,538
Liabilities	2,513	2,341
Tax loss and credit carryforward	1,296	2,058
Other	231	191

Deferred tax assets	10,585	10,135

Liabilities:
Financial assets	236	162
Other intangible assets	1,407	1,451
Property, plant and equipment	782	796
Inventories	1,857	1,974
Receivables	2,061	1,930
Provisions	450	718
Liabilities	156	144
Other	353	349

Deferred tax liabilities	7,302	7,524

Total deferred tax assets, net	3,283	2,611

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In assessing the realizability of deferred tax assets, management considers the extent to which it is probable that the deferred tax asset will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable profits during the periods in which those temporary differences and tax loss carryforwards become deductible. Management considers the expected reversal of deferred tax liabilities and projected future taxable income in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is probable the Company will realize the benefits of these deductible differences. As of September 30, 2012, the Company has certain tax losses subject to significant limitations. For those losses deferred tax assets are not recognized, as it is not probable that gains will be generated to offset those losses.

As of September 30, 2012 and 2011, the Company had in total €4,721 million and €6,759 million, respectively of gross tax loss carryforwards. The Company assumes that future operations will generate sufficient taxable income to realize the deferred tax assets.

Deferred tax assets have not been recognized with respect of the following items (gross amounts):

	September 30,
	2012	2011
	(in millions of €)
Deductible temporary differences	165	152
Tax loss carryforward	662	551

	827	703

As of September 30, 2012 and 2011, €214 million and €224 million, respectively of the unrecognized tax loss carryforwards expire over the periods to 2023.

The Company has ongoing regular tax audits concerning open income tax years in a number of jurisdictions. Adequate provisions for all open tax years have been foreseen. Among others, the German Tax Audit scrutinizes the treatment of the buy-back of the convertible bond issued 2003 in the context of the tax audit for the fiscal years 2006 to 2009. Although a respective tax assessment might be issued, the risk from a potential litigation remains remote in the Company’s assessment.

The Company recorded deferred tax liabilities for income taxes and foreign withholding taxes on future dividend distributions from subsidiaries which are actually intended to be repatriated. Apart from this liability, the company has not recognized deferred tax liabilities for income taxes or foreign withholding taxes on the cumulative earnings of subsidiaries of €21,270 million and €20,866 million, respectively in fiscal 2012 and 2011 because the earnings are intended to be permanently reinvested in the subsidiaries.

Including the items charged or credited directly to equity and the expense (benefit) from continuing and discontinued operations, the income tax expense (benefit) consists of the following:

	Year ended September 30,
	2012	2011	2010
	(in millions of €)
Continuing operations	2,094	2,232	1,716
Discontinued operations	59	(37)	(28)
Income and expense recognized directly in equity	(1,275)	89	(893)

	878	2,283	795

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10.     Available-for-sale financial assets

The following tables summarize the current portion of the Company’s investment in available-for-sale financial assets:

	September 30, 2012
			Unrealized
	Cost	Fair value	Gain	Loss
	(in millions of €)
Equity instruments	6	8	2	—
Debt instruments	304	308	5	—
Fund shares	196	208	13	(1)

	506	524	19	(1)

	September 30, 2011
			Unrealized
	Cost	Fair value	Gain	Loss
	(in millions of €)
Equity instruments	5	8	3	—
Debt instruments	272	268	—	(4)
Fund shares	208	201	3	(10)

	485	477	6	(14)

Non-current available-for-sale financial assets, which are included in line item Other financial assets are measured at fair value, if reliably measurable. They primarily consist of equity instruments, mainly comprising shares in AtoS. As of September 30, 2012 and 2011 non-current available-for-sale financial assets measured at cost amount to €293 million and €252 million, respectively; available-for-sale financial assets measured at fair values amount to €728 million and €462 million, respectively. Unrealized gains (losses) in fiscal 2012 and 2011 resulting from non-current available-for-sale financial assets at fair value were €215 million and €(42) million, respectively.

Regarding gross realized gains (losses) on sales of available-for-sale financial assets see Note 8 Interest income, interest expense and other financial income (expense), net.

11.     Trade and other Receivables

	September 30,
	2012	2011
	(in millions of €)
Trade receivables from the sale of goods and services	13,310	13,088
Receivables from finance leases	1,910	1,759

	15,220	14,847

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Changes to the valuation allowance of current and long-term receivables presented in Note 11, 12 and 19, which belong to the class of financial assets measured at (amortized) cost are as follows (excluding receivables from finance leases):

	Year ended September 30,
	2012	2011	2010
	(in millions of €)
Valuation allowance as of beginning of fiscal year	1,005	993	1,116
Increase in valuation allowances recorded in the Consolidated Statements of Income in the current period	191	210	70
Write-offs charged against the allowance	(108)	(145)	(240)
Recoveries of amounts previously written-off	7	13	13
Foreign exchange translation differences	14	(10)	40
Reclassifications to line item Assets held for disposal and dispositions of those entities	(54)	(56)	(6)

Valuation allowance as of fiscal year-end	1,056	1,005	993

In fiscal 2012 and 2011, receivables from finance leases, current amount to €1,910 million and €1,759 million, respectively; the long-term portion amounts to €3,148 million and €2,983 million, respectively. The valuation allowance on current and long-term receivables from finance leases changed as follows:

	Year ended September 30,
	2012	2011	2010
	(in millions of €)
Valuation allowance as of beginning of fiscal year	142	168	165
Increase in valuation allowances recorded in the Consolidated Statements of Income in the current period	23	34	45
Write-offs charged against the allowance	(40)	(65)	(64)
Recoveries of amounts previously written-off	6	7	15
Foreign exchange translation differences	5	(2)	7
Reclassifications to line item Assets held for disposal and dispositions of those entities	(2)	—	—

Valuation allowance as of fiscal year-end	134	142	168

Minimum future lease payments to be received are as follows:

	September 30,
	2012	2011
	(in millions of €)
Within one year	2,360	2,139
After one year but not more than five years	3,151	3,047
More than five years	209	166

	5,719	5,352

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table shows a reconciliation of minimum future lease payments to the gross and net investment in leases and to the present value of the minimum future lease payments receivable:

	September 30,
	2012	2011
	(in millions of €)
Minimum future lease payments	5,719	5,352
Plus: Unguaranteed residual values	131	145

Gross investment in leases	5,850	5,497

Less: Unearned finance income	(657)	(613)
Net investment in leases	5,193	4,884

Less: Allowance for doubtful accounts	(134)	(142)
Less: Present value of unguaranteed residual value	(117)	(125)

Present value of minimum future lease payments receivable	4,942	4,617

The gross investment in leases and the present value of minimum future lease payments receivable are due as follows:

	September 30,
	2012	2011
	(in millions of €)
Gross investment in leases	5,850	5,497
Within one year	2,388	2,167
One to five years	3,248	3,155
Thereafter	214	175
Present value of minimum future lease payments receivable	4,942	4,617
Within one year	2,012	1,830
One to five years	2,743	2,639
Thereafter	187	148

Investments in finance leases primarily relate to equipment for information technology and office machines, industrial machinery, medical equipment and transportation systems. Actual cash flows will vary from contractual maturities due to future sales of finance receivables, prepayments and write-offs.

12.     Other current financial assets

	September 30,
	2012	2011
	(in millions of €)
Derivative financial instruments	530	598
Loans receivable	1,197	869
Other	1,174	1,161

	2,901	2,628

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

13.      Inventories

	September 30,
	2012	2011
	(in millions of €)
Raw materials and supplies	2,629	2,650
Work in process	3,496	3,711
Costs and earnings in excess of billings on uncompleted contracts	8,005	7,849
Finished goods and products held for resale	2,643	2,317
Advances to suppliers	953	831

	17,726	17,358
Advance payments received	(2,047)	(2,215)

	15,679	15,143

Cost of goods sold and services rendered include inventories recognized as expense amounting to €54,547 million, €49,571 million and €46,632 million, respectively, in fiscal 2012, 2011 and 2010. Raw materials and supplies, work in process as well as finished goods and products held for resale are valued at the lower of acquisition/production cost and net realizable value. The respective write-downs, as compared to prior year, increased (decreased) by €57 million, €(107) million and €128 million as of September 30, 2012, 2011 and 2010.

Item Costs and earnings in excess of billings on uncompleted contracts relates to construction contracts, with net asset balances where contract costs plus recognized profits less recognized losses exceed progress billings. Construction contracts, here and as follows, include service contracts accounted for under the percentage of completion method. Liabilities from contracts for which progress billings exceed costs and recognized profits less recognized losses are recognized in line item Other current liabilities.

The aggregate amount of costs incurred and recognized profits less recognized losses for construction contracts in progress, as of September 30, 2012, 2011 and 2010 amounted to €82,810 million, €74,888 million and €68,328 million, respectively. Revenue from construction contracts amounted to €32,651 million, €30,298 million and €27,602 million, respectively, for fiscal 2012, 2011 and 2010.

Advance payments received on construction contracts in progress were €9,301 million, €10,198 million and €9,593 million as of September 30, 2012, 2011 and 2010. Retentions in connection with construction contracts were €340 million, €290 million and €452 million in fiscal 2012, 2011 and 2010.

In the fourth quarter of fiscal 2012, Siemens revised its credit risk assessment for Iran. In accordance with project accounting principles, Siemens therefore revised project calculations for the affected contracts. The change in credit risk assessment resulted in an earnings impact of €347 million.

14.     Other current assets

	September 30,
	2012	2011
	(in millions of €)
Miscellaneous tax receivables	668	732
Prepaid expenses	262	250
Other	346	282

	1,277	1,264

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

15.     Goodwill

	Year ended September 30,
	2012	2011
	(in millions of €)
Cost
Balance at beginning of year	17,252	17,436
Translation differences and other	599	104
Acquisitions and purchase accounting adjustments	913	209
Dispositions and reclassifications to assets classified as held for disposal	(246)	(497)

Balance at year-end	18,517	17,252

Accumulated impairment losses and other changes
Balance at beginning of year	1,546	1,673
Translation differences and other	59	(26)
Impairment losses recognized during the period	—	264	1)
Dispositions and reclassifications to assets classified as held for disposal	(157)	(365)

Balance at year-end	1,448	1,546

Carrying amount
Balance at beginning of year	15,706	15,763
Balance at year-end	17,069	15,706

1)	Impairment losses recognized in fiscal 2011 relate to activities classified as discontinued operations. Impacts on the Consolidated Statements of Income are presented in discontinued operations for all years presented.

	Carrying amount as of 10/1/2011	Translation differences and other	Acquisitions and purchase accounting adjustments	Dispositions, reclassifications incl. reclassifications to assets classified as held for disposal	Impairments	Carrying amount as of 9/30/2012
	(in millions of €)
Sectors
Energy	2,269	82	422	(54)	—	2,718
Healthcare	7,964	287	63	—	—	8,314
Industry	3,802	121	278	(28)	—	4,173
Infrastructure & Cities	1,558	40	150	(6)	—	1,742

Total Sectors	15,594	530	913	(88)	—	16,949

Financial Services (SFS)	112	10	—	(1)	—	121

Siemens	15,706	539	913	(89)	—	17,069

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Carrying amount as of 10/1/2010	Translation differences and other	Acquisitions and purchase accounting adjustments	Dispositions, reclassifications incl. reclassifications to assets classified as held for disposal	Impairments		Carrying amount as of 9/30/2011
	(in millions of €)
Sectors
Energy	2,337	14	58	(12)	(128)		2,269
Healthcare	7,826	83	56	(1)	—		7,964
Industry	3,903	24	7	(131)	—		3,802
Infrastructure & Cities	1,465	9	74	12	—		1,558

Total Sectors	15,531	130	195	(132)	(128)		15,594

Siemens IT Solutions and Services	132	—	4	—	(136)		—
Financial Services (SFS)	102	—	10	—	—		112

Siemens	15,763	130	209	(132)	(264	)1)	15,706

1)	Impairment losses recognized in fiscal 2011 relate to activities classified as discontinued operations. Impacts on the Consolidated Statements of Income are presented in discontinued operations for all years presented.

As of the beginning of fiscal 2012, Siemens rearranged its reporting structure of the segments. The previously reported amounts of goodwill as of September 30, 2011 have been reallocated to conform to Siemens’ new reporting structure. Therefore, new cash generating units, which are represented by a Division or equivalent, were determined. Goodwill has been reallocated based on relative fair values of the cash generating units. Prior-year information has been adjusted accordingly.

Siemens performs the mandatory annual impairment test in the three months ended September 30, in accordance with the accounting policy stated in Note 2 Summary of significant accounting policies and Note 3 Critical accounting estimates. The recoverable amounts for the annual impairment test 2012 for Divisions or equivalents were estimated to be higher than the carrying amounts. Key assumptions on which management has based its determinations of the fair value less costs to sell for the Divisions’ or equivalents’ carrying amount include terminal value growth rates up to 2.7% in fiscal 2012 and 3.0% in fiscal 2011, respectively and after-tax discount rates of 7.0% to 9.5% in fiscal 2012 and 7.0% to 9.1% in fiscal 2011. Where possible, reference to market prices is made.

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

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the key assumptions used to determine fair value less costs to sell for impairment test purposes for the Divisions to which a significant amount of goodwill is allocated:

	Year ended September 30, 2012
	Goodwill	Terminal value growth rate	After-tax discount rate
	(in millions of €)
Diagnostics of the Healthcare Sector	4,981	2.25%	7.0%
Imaging&Therapy Systems(1) of the Healthcare Sector	2,596	2.7%	7.0%
Industry Automation of the Industry Sector	2,897	1.8%	8.5%

(1)	In fiscal 2010, Imaging&IT of the Healthcare Sector

	Year ended September 30, 2011
	Goodwill	Terminal value growth rate	After-tax discount rate
	(in millions of €)
Diagnostics of the Healthcare Sector	4,780	2.25%	7.0%
Imaging & Therapy Systems(1) of the Healthcare Sector	2,506	2.7%	7.0%
Industry Automation of the Industry Sector	2,299	2.0%	8.5%

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

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

16.     Other intangible assets

	Gross carrying amount as of 10/1/2011	Translation differences	Additions through business combinations	Additions	Retirements(1)	Gross carrying amount as of 9/30/2012	Accumulated amortization and impairment	Carrying amount as of 9/30/2012	Amortization and impairment in fiscal 2012(2)
	(in millions of €)
Software and other internally generated intangible assets	2,955	68	36	334	(122)	3,270	(2,001)	1,269	(291)
Patents, licenses and similar rights	6,665	198	463	94	(266)	7,154	(3,828)	3,326	(591)

Other intangible assets	9,620	266	499	427	(387)	10,424	(5,829)	4,595	(882)

(1)	Includes Other intangible assets reclassified to Assets classified as held for disposal and dispositions of those entities.

(2)	Includes impairment expense of €44 million in fiscal 2012, therein €43 million at Sector Healthcare.

	Gross carrying amount as of 10/1/2010	Translation differences	Additions through business combinations	Additions	Retirements(1)	Gross carrying amount as of 9/30/2011	Accumulated amortization and impairment	Carrying amount as of 9/30/2011	Amortization and impairment in fiscal 2011(2)
	(in millions of €)
Software and other internally generated intangible assets	3,068	18	1	353	(485)	2,955	(1,775)	1,180	(246)
Patents, licenses and similar rights	7,008	62	94	67	(566)	6,665	(3,401)	3,264	(528)

Other intangible assets	10,076	80	95	420	(1,051)	9,620	(5,176)	4,444	(774)

(1)	Includes Other intangible assets reclassified to Assets classified as held for disposal and dispositions of those entities.

(2)	Includes impairment expense of €8 million in fiscal 2011, thereof €7 million at the Healthcare Sector.

Amortization expense on intangible assets is included in line items Cost of goods sold and services rendered, Research and development expenses or Marketing, selling and general administrative expenses, depending on the use of the asset.

As of September 30, 2012 and 2011, contractual commitments for purchases of other intangible assets amount to €15 million and €4 million.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

17.     Property, plant and equipment

	Gross carrying amount as of 10/1/2011	Translation differences	Additions through business combi- nations	Additions	Reclassi- fications	Retirements(1)	Gross carrying amount as of 9/30/2012		Accumulated depreciation and impairment	Carrying amount as of 9/30/2012	Depreciation and impairment in fiscal 2012(2)
	(in millions of €)
Land and buildings	8,110	154	53	280	175	(487)	8,285		(3,946)	4,339	(329)
Technical machinery and equipment	6,589	125	35	306	305	(284)	7,076		(4,474)	2,602	(473)
Furniture and office equipment	5,207	91	53	639	206	(532)	5,664		(4,291)	1,373	(642)
Equipment leased to others	3,301	108	—	375	2	(414)	3,372		(1,770)	1,602	(408)
Advances to suppliers and construction in progress	937	28	1	596	(689)	(15)	859	(3)	(11)	848	(10)

Property, plant and equipment	24,144	506	143	2,195	—	(1,732)	25,255		(14,492)	10,763	(1,862)

(1)	Includes Property, plant and equipment reclassified to Assets classified as held for disposal and dispositions of those entities.

(2)	Includes impairment expense of €140 million in fiscal 2012, of which €56 million relate to SRE, €38 million relate to the Energy Sector and €32 million relate to SFS.

(3)	Includes €741 million expenditures for property, plant and equipment under construction.

	Gross carrying amount as of 10/1/2010	Translation differences	Additions through business combi- nations	Additions	Reclassi- fications	Retirements(1)	Gross carrying amount as of 9/30/2011		Accumulated depreciation and impairment	Carrying amount as of 9/30/2011	Depreciation and impairment in fiscal 2011(2)
	(in millions of €)
Land and buildings	8,596	37	17	158	294	(992)	8,110		(3,850)	4,260	(260)
Technical machinery and equipment	9,255	21	10	429	493	(3,619)	6,589		(4,223)	2,366	(425)
Furniture and office equipment	6,797	(8)	26	725	113	(2,446)	5,207		(3,980)	1,227	(618)
Equipment leased to others	3,175	—	2	586	1	(463)	3,301		(1,614)	1,687	(359)
Advances to suppliers and construction in progress	1,114	11	1	911	(901)	(199)	937	(3)	—	937	—

Property, plant and equipment	28,937	61	56	2,809	—	(7,719)	24,144		(13,667)	10,477	(1,662)

(1)	Includes Property, plant and equipment reclassified to Assets classified as held for disposal.

(2)	Includes impairment expense of €25 million in fiscal 2011, of which €21 million relate to SRE.

(3)	Includes €804 million expenditures for property, plant and equipment under construction.

As of September 30, 2012 and 2011, contractual commitments for purchases of property, plant and equipment amount to €395 million and €406 million, respectively.

In fiscal 2012 and 2011, government grants awarded for the purchase or the production of property, plant and equipment amounted to €13 million and €14 million, respectively. The award of further government grants of €77 million and €50 million in fiscal 2012 and 2011, respectively, related to costs incurred and future costs.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of September 30, 2012 and 2011, minimum future lease payments receivable from lessees under operating leases are as follows:

	September 30,
	2012	2011
	(in millions of €)
Within one year	384	426
After one year but not more than five years	754	929
More than five years	196	213

	1,334	1,568

Payments from lessees under operating leases primarily relate to buildings, data processing and phone equipment as well as to medical equipment. Total contingent rent recognized in income in fiscal 2012, 2011 and 2010 amounts to €205 million, €182 million, €233 million.

Investment property

The carrying amount of investment property amounts to €121 million and €105 million compared to a fair value of €232 million and €283 million as of September 30, 2012 and 2011, respectively.

18.     Investments accounted for using the equity method

As of September 30, 2012, Siemens’ principal investments accounted for under the equity method, which are all unlisted, are (in alphabetical order):

	Percentage of Ownership
	September 30, 2012	September 30, 2011
BSH Bosch und Siemens Hausgeräte GmbH (BSH)	50%	50%
BWI Informationstechnik GmbH(1)	50%	50%
Enterprise Networks Holdings B.V.	49%	49%
Maschinenfabrik Reinhausen GmbH	26%	26%
Nokia Siemens Networks Holding B.V.(2)	50%	50%
P.T. Jawa Power(3)	50%	50%
Shanghai Electric Power Generation Equipment Co. Ltd.	40%	40%
Voith Hydro Holding GmbH & Co. KG	35%	35%

(1)	The exact percentage equals 50.05%; it is not controlled by Siemens due to significant participating rights of the two other shareholders.

(2)	The exact percentage of voting rights equals 50% less 2,500 voting rights.

(3)	The investment is no jointly controlled entity.

Our interest in BSH, which is the principal jointly controlled entity of Siemens, is recognized using the equity method, applying BSH’s twelve month periods ended June 30. The following information reflect BSH’s most recent published financial statements, not adjusted for the percentage of ownership held by Siemens.

	Year ended December 31,
	2011	2010	2009
	(in millions of €)
Revenue	9,654	9,073	8,405
Net income	374	467	328

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	December 31,
	2011	2010
	(in millions of €)
Current assets	4,576	4,019
Non-current assets	2,859	2,882
Current liabilities	3,109	2,838
Non-current liabilities	1,917	1,655

Summarized financial information for principal investments in associates, not adjusted for the percentage of ownership held by Siemens, is presented below. Income statement information is presented for the twelve month period applied under the equity method of accounting.

	Year ended September 30,
	2012	2011	2010
	(in millions of €)
Revenue	20,178	20,359	18,346
Net income (loss)	(1,272)	(432)	(980)

Information related to the Statements of Financial Position is presented as of the date used in applying the equity method of accounting.

	September 30,
	2012	2011
	(in millions of €)
Total assets	17,702	18,967
Total liabilities	12,949	12,843

The unrecognized share of losses in associates amounts to €22 million as of September 30, 2012.

For information on contingent liabilities for joint ventures and associates see Note 38 Related party transactions.

Regarding the fiscal 2011 conversion of our loan receivable from NSN into interests in NSN’s preferred shares and regarding Siemens’ contribution of new equity in exchange for preferred shares in NSN see Note 38 Related party transactions.

19.     Other financial assets

	September 30,
	2012	2011
	(in millions of €)
Loans receivable	6,085	4,396
Receivables from finance leases, see Note 11 Trade and other receivables	3,148	2,983
Derivative financial instruments	2,798	2,424
Available-for-sale financial assets	1,021	714
Other	1,614	1,609

	14,666	12,126

Item Loans receivable primarily relate to long-term loan transactions of SFS. For available-for-sale financial assets classified as non-current see Note 10 Available-for-sale financial assets.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

20.     Other current financial liabilities

	September 30,
	2012	2011
	(in millions of €)
Derivative financial instruments, see Notes 30 and 31	462	862
Accrued interest expense	237	301
Other	761	1,084

	1,460	2,247

21.     Other current liabilities

	September 30,
	2012	2011
	(in millions of €)
Billings in excess of costs and estimated earnings on uncompleted contracts and related advances	11,877	12,488
Payroll obligations and social security taxes	2,020	1,718
Other employee related costs	1,992	2,127
Deferred income	1,123	993
Accruals for outstanding invoices	904	1,033
Bonus obligations	871	1,144
Miscellaneous tax liabilities	650	694
Deferred reservation fees received	21	68
Other	848	755

	20,306	21,020

Item Other employee related costs primarily includes vacation payments, accrued overtime and service anniversary awards, severance payments, as well as liabilities related to termination benefits.

22.     Debt

	September 30,
	2012	2011
	(in millions of €)
Short-term
Notes and bonds	2,018	2,495
Loans from banks	1,505	1,128
Other financial indebtedness	270	21
Obligations under finance leases	33	16

Short-term debt and current maturities of long-term debt	3,826	3,660
Long-term
Notes and bonds (maturing until 2066)	16,194	12,651
Loans from banks (maturing until 2023)	449	1,354
Other financial indebtedness (maturing until 2027)	110	146
Obligations under finance leases	128	129

Long-term debt	16,880	14,280

	20,707	17,940

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In fiscal 2012 and 2011, weighted-average interest rates for loans from banks, other financial indebtedness and obligations under finance leases were 2.3% (2011: 2.5%), 2.1% (2011: 5.0%) and 4.6% (2011: 4.3%), respectively.

a)    Commercial paper program

We have a US$ 9.0 billion (€7.0 billion) multi-currency commercial paper program in place including US$ extendible notes capabilities. As of September 30, 2012 and 2011 no commercial papers were outstanding. Siemens’ commercial papers have a maturity of generally less than 90 days. Interest rates ranged from -0.03% to 0.7% in fiscal 2012 and from 0.1% to 0.29% in fiscal 2011.

b)    Notes and bonds

Debt Issuance Program, previously called Euro Medium-Term Note Program

The Company has agreements with financial institutions under which it may issue instruments up to €15.0 billion as of September 30, 2012 and 2011, respectively. As of September 30, 2012 €9.9 billion (2011: €8.9 billion) in notional amounts were issued and are outstanding. The outstanding amounts as of September 30, 2012 comprise US$500 million (€387 million) 5.625% fixed-rate instruments due March 16, 2016; €1.0 billion 5.375% fixed-rate instruments due June 11, 2014; €1.6 billion 5.625% fixed-rate instruments due June 11, 2018; €2.0 billion 4.125% fixed-rate instruments due February 20, 2013 and €2.0 billion 5.125% fixed-rate instruments due February 20, 2017. As of September 30, 2011, additional instruments were outstanding: €1.55 billion 5.250% fixed-rate instruments and US$500 million (€370 million) floating rate notes bearing interest of 0.15% above the three months LIBOR were redeemed at face value on December 12, 2011 and March 16, 2012, respectively.

In September 2012, Siemens issued €1.4 billion and £1.0 billion (€1.25 billion as of September 30, 2012) in fixed-rate instruments in four tranches comprising €400 million in 0.375% instruments due September 10, 2014, €1.0 billion in 1.50% instruments due March 10, 2020, £350 million (€439 million as of September 30, 2012) in 2.75% instruments due September 10, 2025 and £650 million (€814 million as of September 30, 2012) in 3.75% instruments due September 10, 2042.

In February 2012, Siemens issued US$400 million (€309 million as of September 30, 2012) in floating rate notes (3 months LIBOR + 1.4%) due February 21, 2019.

US$ Medium Term Notes

In August 2006, the Company issued US$5.0 billion of notes (€3.9 billion as of September 30, 2012). These notes were issued in four tranches of which the following are outstanding as of September 30, 2012 and 2011: US$1.75 billion 5.75% fixed-rate instruments due October 17, 2016 (€1.35 billion as of September 30, 2012) and US$1.75 billion 6.125% fixed-rate instruments due August 17, 2026 (€1.35 billion as of September 30, 2012); the US$750 million, 5.5% fixed-rate instruments were due on February 16, 2012, and were redeemed at face value at its maturity date;

Hybrid Bond

In September 2006, the Company issued a subordinated hybrid bond. The subordinated bond was issued in a EUR tranche of €900 million and a GBP tranche of £750 million (€940 million as of September 30, 2012), both with a legal final maturity on September 14, 2066 and with a call option for Siemens in 2016 or thereafter. The bonds bear a fixed interest rate until September 14, 2016 of 5.25% for the EUR tranche and 6.125% for the GBP tranche, thereafter, floating rate interest is applied according to the conditions of the bond.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Bond with Warrant Units

In fiscal 2012, Siemens issued US$ bonds with warrant units in an aggregate principal amount of US$3 billion (€2.3 billion as of September 30, 2012). The bonds are composed of (1) nominal US$1.5 billion (€1.16 billion as of September 30, 2012), maturing on August 16, 2017 bearing interest of notional 1.05% per annum, and (2) nominal US$1.5 billion (€1.16 billion as of September 30, 2012), maturing on August 16, 2019 bearing interest of notional 1.65% per annum. Each of the US$1.5 billion bonds were issued with 6,000 detachable warrants. The warrants are classified as equity instruments with a fair value of €126 million at issuance; they are presented in additional paid-in capital in line item Other changes in equity. The warrants’ exercise price was fixed in Euro. The warrants entitle the holders, at their option, to receive 1,806.1496 Siemens AG shares per warrant at an exercise price per share of €104.0018 during the exercise period which matures on August 1, 2017 and 2019 for bond (1) and bond (2), respectively. Accordingly, the warrants result in option rights relating to a total of 21.7 million Siemens AG shares.

Details of the Company’s notes and bonds are as follows:

	September 30, 2012				September 30, 2011

	Currency notional amount			Carrying amount in millions of €(1)	Currency notional amount			Carrying amount in millions of €(1)
	(in millions)				(in millions)
US$ 3m LIBOR+0.15% 2006/2012 US$ notes		—	—	—	US$		500	370
5.625% 2006/2016 US$ notes	US$		500	450	US$		500	437
5.25% 2008/2011 EUR instruments		—	—	—	€		1,550	1,560
5.375% 2008/2014 EUR instruments	€		1,000	1,071	€		1,000	1,077
5.625% 2008/2018 EUR instruments	€		1,600	1,912	€		1,600	1,837
4.125% 2009/2013 EUR instruments	€		2,000	2,018	€		2,000	2,033
5.125% 2009/2017 EUR instruments	€		2,000	2,168	€		2,000	2,083
US$ 3m LIBOR+1.4% 2012/2019 US$ notes	US$		400	309		—	—	—
0.375% 2012/2014 EUR instruments	€		400	400		—	—	—
1.5% 2012/2020 EUR instruments	€		1,000	994		—	—	—
2.75% 2012/2025 GBP instruments	£		350	436		—	—	—
3.75% 2012/2042 GBP instruments	£		650	791		—	—	—

Total Debt Issuance Program				10,549				9,397

5.5% 2006/2012 US$ notes		—	—	—	US$		750	565
5.75% 2006/2016 US$ notes	US$		1,750	1,483	US$		1,750	1,453
6.125% 2006/2026 US$ notes	US$		1,750	1,908	US$		1,750	1,774

Total US$ Medium Notes				3,391				3,792

5.25% 2006/2066 EUR bonds	€		900	1,004	€		900	976
6.125% 2006/2066 GBP bonds	£		750	1,075	£		750	981

Total Hybrid Capital Bond				2,079				1,957

1.05% 2012/2017 US$ bonds	US$		1,500	1,104		—	—	—
1.65% 2012/2019 US$ bonds	US$		1,500	1,089		—	—	—

Total Bond with Warrant Units				2,193				—

				18,212				15,146

(1)	Includes adjustments for fair value hedge accounting.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

c)    Assignable loans

The Company has assignable loans. The loans, totaling €447 million and €1.1 billion as of September 30, 2012 and 2011 are for general corporate purposes and were issued in four tranches: €370 million floating rate notes (six months European Interbank Offered Rate + 0.55%) due on June 12, 2013; €113.5 million 5.283% notes due on June 12, 2013; €283.5 million floating rate notes (six months European Interbank Offered Rate + 0.70%) due on June 12, 2015 and €333 million 5.435% notes due on June 12, 2015. Both floating rate tranches were called in August 2011 and were redeemed in December 2011 at their face value.

d)    Credit facilities

The credit facilities at September 30, 2012 and 2011 consisted of €7.5 billion and €7.1 billion, respectively, in committed lines of credit. As of September 30, 2012, those include a €4.0 billion undrawn syndicated multi-currency revolving credit facility, entered into in fiscal 2012 and expiring April 2017 with a term of five years and two one-year extension options. It replaced the previous US$5.0 billion syndicated multi-currency revolving credit facility, which expired in March 2012. It also includes a US$4.0 billion (€3.09 billion as of September 30, 2012) syndicated multi-currency credit facility expiring August 2013. The US$4 billion facility comprises a US$1.0 billion (€0.77 billion as of September 30, 2012) term loan which was drawn in January 2007, bearing interest of 0.15% above three months London Interbank Offered Rate as well as a US$3.0 billion (€2.32 billion as of September 30, 2012) revolving tranche not yet drawn. It also includes a third revolving credit facility provided by a domestic bank with an aggregate amount of €450 million expiring in September 2013. As of September 30, 2012 and 2011, €6.8 billion and €6.4 billion of these lines of credit remained unused. Commitment fees for the years ended September 30, 2012 and 2011 amount to €3 million and €3 million, respectively. The facilities are for general business purposes.

As of September 30, 2012 and 2011, the aggregate amounts of indebtedness maturing during the next five years and thereafter are as follows (excluding finance leases which are disclosed separately):

	September 30,
	2012	2011
	(in millions of €)
Within one year	3,793	3,644
After one year but not more than five years	9,214	6,896
More than five years	7,539	7,255

	20,546	17,795

Other financial indebtedness

Item Other financial indebtedness includes €153 million and €157 million as of September 30, 2012 and 2011, respectively, for the Company’s real estate assets that were sold or transferred and in which Siemens has retained significant risks and rewards of ownership, including circumstances in which Siemens participates directly or indirectly in the change in market value of the property. Therefore, these transactions have been accounted for as financing obligations. These real estate properties are carried on the Company’s Consolidated Statements of Financial Position and no sale and profit has been recognized.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Obligations under finance leases

As of September 30, 2012 and 2011, the finance lease liabilities are as follows:

	September 30, 2012			September 30, 2011
Due	Minimum future lease payment obligation	Unamortized interest expense	Present value of minimum future lease payment obligation	Minimum future lease payment obligation	Unamortized interest expense	Present value of minimum future lease payment obligation
	(in millions of €)
Within one year	47	14	33	31	15	16
After one year but not more than five years	62	11	51	77	14	63
More than five years	132	55	76	124	58	66

Total	241	80	161	232	87	145
Less: Current portion			(33)			(16)

			128			129

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

The Consolidated Statements of Financial Position include the following significant components related to pension plans and similar commitments as of September 30, 2012 and 2011:

	September 30,
	2012	2011
	(in millions of €)
Pension benefit plans	9,246	6,552
Other post-employment benefit plans	681	754

Liabilities for pension plans and similar commitments	9,926	7,306

Prepaid costs for post-employment benefits	39	149

Actuarial (losses)/gains	(8,781)	(5,680)
Effects in connection with asset ceiling	(170)	(163)
Income tax effect	2,250	1,004

Net amount recognized in the Consolidated Statements of Changes in Equity, net of tax	(6,701)	(4,839)

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

Pension benefits

The pension benefit plans cover 519,000 participants, including 228,000 active employees, 91,000 former employees with vested benefits and 200,000 retirees and surviving dependents. Individual benefits are generally based on eligible compensation levels and/or ranking within the Company hierarchy and years of service. Retirement benefits under these plans vary depending on legal, fiscal and economic requirements in each country. The majority of Siemens’ active employees in Germany participate in a pension scheme introduced in fiscal 2004, the BSAV (Beitragsorientierte Siemens Altersversorgung). The BSAV is a funded defined benefit pension plan whose benefits are predominantly based on contributions made by the Company and returns earned on such contributions, subject to a minimum return guaranteed by the Company. The BSAV is funded via the BSAV Trust. In connection with the implementation of the BSAV, benefits provided under defined benefit pension plans funded via the Siemens German Pension Trust were modified to substantially eliminate the effects of compensation increases by freezing the accrual of benefits under the majority of these plans.

The Company’s pension benefit plans are explicitly explained in the subsequent sections with regard to:

•	Pension obligations, plan assets and funded status,

•	Components of NPBC,

•	Amounts recognized in the Consolidated Statements of Comprehensive Income,

•	Assumptions used for the calculation of the DBO and NPBC,

•	Sensitivity analysis,

•	Plan assets and

•	Pension benefit payments.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Pension benefits: Pension obligations, plan assets and funded status

A reconciliation of the funded status of the pension benefit plans to the amounts recognized in the Consolidated Statements of Financial Position is as follows:

	September 30, 2012			September 30, 2011
	Total	Domestic	Foreign	Total	Domestic	Foreign
	(in millions of €)
Fair value of plan assets	24,052	13,956	10,096	20,965	12,309	8,656
Total defined benefit obligation	33,020	19,999	13,021	27,121	16,624	10,497

Defined benefit obligation (funded)	31,945	19,794	12,151	26,189	16,406	9,783
Defined benefit obligation (unfunded)	1,075	205	870	932	218	714

Funded status	(8,968)	(6,043)	(2,925)	(6,156)	(4,315)	(1,841)
Germany	(6,043)	(6,043)		(4,315)	(4,315)
U.S.	(1,276)		(1,276)	(1,083)		(1,083)
U.K.	(248)		(248)	148		148
Other	(1,401)		(1,401)	(906)		(906)
Unrecognized past service cost (benefits)	(69)	—	(69)	(84)	—	(84)
Effects due to asset ceiling	(170)	—	(170)	(163)	—	(163)

Net amount recognized	(9,207)	(6,043)	(3,164)	(6,403)	(4,315)	(2,088)

Amounts recognized in the Consolidated Statements of Financial Position consist of:
Pension asset	39	—	39	149	—	149
Pension liability	(9,246)	(6,043)	(3,203)	(6,552)	(4,315)	(2,237)

The fair value of plan assets, DBO and funded status as of September 30, 2010, amounted to €24,107 million, €31,475 million and €(7,368) million, respectively. As of September 30, 2009, the fair value of plan assets, DBO and funded status were €21,990 million, €26,944 million and €(4,954) million. As of September 30, 2008, the fair value of plan assets, DBO and funded status were €21,002 million, €24,261 million and €(3,259) million.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A detailed reconciliation of the changes in the DBO and in plan assets for fiscal 2012 and 2011 as well as additional information by country is provided in the following tables (DBO and fair value of plan assets at beginning of fiscal 2012 and reconciliation items for fiscal 2012 are presented inclusive of OSRAM in order to conform to the prior-year presentation):

	September 30, 2012			September 30, 2011
	Total	Domestic	Foreign	Total	Domestic	Foreign
	(in millions of €)
Change in defined benefit obligations:
Defined benefit obligation at beginning of year	28,721	17,147	11,574	31,475	18,897	12,578
Foreign currency exchange rate changes	523	—	523	234	—	234
Service cost	446	319	127	491	316	175
Interest cost	1,318	806	512	1,292	768	524
Settlements and curtailments	(25)	—	(25)	(970)	(18)	(952)
Plan participants’ contributions	119	64	55	137	81	56
Amendments and other	165	—	165	98	20	78
Actuarial (gains) losses	5,212	3,359	1,853	(1,766)	(1,611)	(155)
Acquisitions	82	6	76	46	25	21
Benefits paid	(1,617)	(1,040)	(577)	(1,553)	(1,005)	(548)
Divestments	(29)	(5)	(24)	(763)	(326)	(437)
Reclassification to assets and to liabilities associated with assets classified as held for disposal for OSRAM	(1,895)	(658)	(1,237)	(1,600)	(523)	(1,077)

Defined benefit obligation at end of year	33,020	19,999	13,021	27,121	16,624	10,497

Germany	19,999	19,999		16,624	16,624
U.S.	4,091		4,091	3,429		3,429
U.K.	4,006		4,006	3,053		3,053
Other	4,924		4,924	4,015		4,015

	September 30, 2012			September 30, 2011
	Total	Domestic	Foreign	Total	Domestic	Foreign
	(in millions of €)
Change in plan assets:
Fair value of plan assets at beginning of year	22,193	12,700	9,493	24,107	14,059	10,048
Foreign currency exchange rate changes	486	—	486	208	—	208
Expected return on plan assets	1,390	790	600	1,475	886	589
Actuarial gains (losses) on plan assets	2,000	1,533	467	(1,653)	(1,357)	(296)
Acquisitions and other	198	1	197	79	1	78
Settlements	(19)	—	(19)	(773)	—	(773)
Employer contributions	730	376	354	849	276	573
Plan participants’ contributions	119	64	55	137	81	56
Benefits paid	(1,530)	(998)	(532)	(1,470)	(973)	(497)
Divestments and other	(36)	—	(36)	(766)	(273)	(493)
Reclassification to assets and to liabilities associated with assets classified as held for disposal for OSRAM	(1,480)	(509)	(971)	(1,228)	(391)	(837)

Fair value of plan assets at end of year	24,052	13,956	10,096	20,965	12,309	8,656

Germany	13,956	13,956		12,309	12,309
U.S.	2,815		2,815	2,346		2,346
U.K.	3,758		3,758	3,201		3,201
Other	3,523		3,523	3,109		3,109

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The total defined benefit obligation at the end of the fiscal year includes €10,649 million for active employees, €4,545 million for former employees with vested benefits and €17,826 million for retirees and surviving dependents.

In fiscal 2012, the DBO increased due to a decrease in discount rate for the domestic and for almost all of the foreign pension plans. In fiscal 2011, the DBO decreased due to an increase in discount rate for the domestic and some foreign pension plans. Also in fiscal 2011, the DBO and the fair value of plan assets decreased by €741 million and €735 million due to the disposal of Siemens IT Solutions and Services pension liabilities and plan assets. These effects are included in line items Divestments and Divestments and other in the tables above. Furthermore, in fiscal 2011, Siemens transferred pension liabilities and plan assets of its major pension plan in the Netherlands to the industry pension fund PME. The PME will be accounted for as a defined contribution plan with a resulting decrease in DBO and plan assets. The DBO and plan asset transfer amounted to both €753 million and is included in line items Settlements and curtailments and Settlements in the tables above. In addition, a settlement gain of €68 million was recognized in equity and is included in line item Actuarial (gains) losses in the first table above. Furthermore, line item Settlements and curtailments in fiscal 2011, includes €(122) million resulting from the disposal of pension liabilities of Siemens IT Solutions and Services.

Employer contributions expected to be paid to the funded pension plans during fiscal 2013 are €625 million, therein €277 million to the domestic pension plans and €348 million to the foreign pension plans.

Pension benefits: Components of NPBC

The components of the NPBC for the fiscal years ended September 30, 2012, 2011 and 2010 are as follows:

	Year ended September 30, 2012			Year ended September 30, 2011			Year ended September 30, 2010
	Total	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign
	(in millions of €)
Service cost	415	301	114	431	283	148	481	287	194
Interest cost	1,243	781	462	1,189	733	456	1,293	802	491
Expected return on plan assets	(1,309)	(772)	(537)	(1,364)	(847)	(517)	(1,281)	(801)	(480)
Amortization of past service cost (benefits)	(10)	—	(10)	12	20	(8)	20	—	20
Loss (gain) due to settlements and curtailments	(8)	—	(8)	(8)	—	(8)	(203)	—	(203)

Net periodic benefit cost	332	310	22	260	189	71	310	288	22

Germany	310	310		189	189		288	288
U.S.	(15)		(15)	20		20	(48)		(48)
U.K	(18)		(18)	(2)		(2)	13		13
Other	55		55	53		53	57		57

In addition to net periodic benefit cost for continuing operations presented in the table above, €26 million, €(70) million and €44 million were recognized for Siemens IT Solutions and Services and for OSRAM for the years ended September 30, 2012, 2011 and 2010. The amount of €(70) million for the year ended September 30, 2011, includes €122 million settlement gain resulting from the disposal of pension liabilities of Siemens IT Solutions and Services.

Line item Net periodic benefit cost in fiscal 2010, in the table above, includes a €193 million curtailment gain resulting from a freeze of two defined benefit plans in the U.S. Employees will keep benefits earned, however, will not earn future benefits under these plans. Instead, employer contributions will be made to existing defined contribution plans.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Pension benefits: Amounts recognized in the Consolidated Statements of Comprehensive Income

The actuarial gains and losses on defined benefit pension plans recognized in the Consolidated Statements of Comprehensive Income for the fiscal years ended September 30, 2012, 2011 and 2010 were as follows:

	Year ended September 30, 2012			Year ended September 30, 2011			Year ended September 30, 2010
	Total	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign
	(in millions of €)
Actuarial losses (gains)	3,023	1,725	1,298	(113)	(254)	141	2,763	1,940	823
Effects in connection with asset ceiling	2	—	2	18	—	18	6	—	6
Income tax effect	(1,216)	(869)	(347)	146	227	(81)	(824)	(594)	(230)

Net amount recognized in the Consolidated Statements of Comprehensive income, net of tax	1,809	856	953	51	(27)	78	1,945	1,346	599

Germany	856	856		(27)	(27)		1,346	1,346
U.S.	198		198	228		228	138		138
U.K.	376		376	(208)		(208)	71		71
Other	379		379	58		58	390		390

For the years ended September 30, 2012 and 2011, cumulative income or expense of €117 million and €(6) million is recognized in line item Net amount recognized in the Consolidated Statements of Comprehensive Income, net of tax which relates to OSRAM.

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

The weighted-average discount rate used for the actuarial valuation of the DBO at period-end and the expected return on plan assets for the fiscal year ending at period-end were as follows:

	Year ended September 30, 2012			Year ended September 30, 2011			Year ended September 30, 2010
	Total	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign
Discount rate	3.2%	3.1%	3.3%	4.5%	4.7%	4.3%	4.2%	4.0%	4.4%
Germany	3.1%	3.1%		4.7%	4.7%		4.0%	4.0%
U.S.	2.90%		2.90%	4.10%		4.10%	4.80%		4.80%
U.K.	4.4%		4.4%	5.7%		5.7%	5.3%		5.3%
Expected return on plan assets	6.3%	6.5%	6.1%	6.3%	6.5%	6.1%	6.4%	6.5%	6.2%
Germany	6.5%	6.5%		6.5%	6.5%		6.5%	6.5%
U.S.	6.96%		6.96%	6.95%		6.95%	6.95%		6.95%
U.K.	6.0%		6.0%	6.0%		6.0%	6.0%		6.0%

The rates of compensation increase for countries with significant effects with regard to this assumption were as follows for the years ended September 30, 2012, 2011 and 2010: U.S.: 3.69%, 3.50% and 3.52%, U.K. 4.10%, 5.00% and 5.00%, Switzerland: 1.5%, 1.5% and 1.5%, Netherlands: 2.98%, 2.95% and 2.95%. The compensation

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

increase rate for the domestic pension plans for the year ended September 30, 2012, was 2.25% (2011: 2.25%, 2010: 2.25%). However, due to the implementation of the BSAV, the effect of the compensation increase on the domestic pension plans is substantially eliminated. The rates of pension progression for countries with significant effects with regard to this assumption were as follows for the years ended September 30, 2012, 2011 and 2010: Germany: 1.67%, 1.75% and 1.75%, U.K.: 2.6%, 3.1% and 3.1% and for the Netherlands for the year ended September 30, 2010, 1.61%.

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

The discount rate assumptions reflect the rates available on high-quality corporate bonds or government bonds of consistent duration and currency at the period-end date. The expected return on plan assets is determined on a uniform basis, considering long-term historical returns, asset allocation, and future estimates of long-term investment returns. In fiscal 2012 and fiscal 2011, the expected return on plan assets remained primarily unchanged. Changes of the mortality assumption, primarily in Switzerland, increased the DBO by 0.6%. Changes of other actuarial assumptions not mentioned above, such as employee turnover, disability, etc., had an only minor effect on the overall DBO as of September 30, 2012.

Experience adjustments, which result from differences between the actuarial assumptions and the actual occurrence, increased the DBO by 0.5% in fiscal 2012, decreased the DBO by 0.6% in fiscal 2011, did not affect the DBO in fiscal 2010, decreased the DBO by 0.5% in fiscal 2009 and increased the DBO by 0.4% in fiscal 2008.

Pension benefits: Sensitivity analysis

A one-percentage-point change of the established assumptions mentioned above, used for the calculation of the NPBC for fiscal 2013, or a change in the fair value of plan assets of €500 million, as of September 30, 2012, respectively, would result in the following increase (decrease) of the fiscal 2013 NPBC:

	Effect on NPBC 2013 due to a
	one-percentage- point/€500 increase	one-percentage- point/€500 decrease
	(in millions of €)
Discount rate	80	(111)
Expected return on plan assets	(236)	236
Rate of compensation increase	22	(19)
Rate of pension progression	139	(104)
Fair value of plan assets	(32)	32

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

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Pension benefits: Plan assets

The asset allocation of the plan assets of the pension benefit plans as of the period-end date in fiscal 2012 and 2011, as well as the target asset allocation for fiscal year 2013, are as follows:

	Target asset allocation September 30, 2013	Asset allocation
		September 30, 2012			September 30, 2011
Asset class		Total	Domestic	Foreign	Total	Domestic	Foreign
Equity	20-50%	27%	27%	27%	28%	29%	27%
Fixed income	40-70%	62%	64%	60%	62%	63%	62%
Real estate	5-15%	7%	6%	7%	7%	6%	8%
Cash and other assets	0-15%	4%	3%	6%	3%	2%	3%

		100%	100%	100%	100%	100%	100%

Derivatives are reported under the asset class whose risk is hedged. Current asset allocation is composed of high quality government and selected corporate bonds. Siemens constantly reviews the asset allocation in light of the duration of its pension liabilities and analyzes trends and events that may affect asset values in order to initiate appropriate measures at a very early stage.

The plan assets include own shares and debt instruments of the Company with a fair value of €74 million and €78 million as of September 30, 2012 and 2011.

The following table shows the actual return on plan assets in fiscal 2012, 2011 and 2010:

	Year ended September 30, 2012			Year ended September 30, 2011			Year ended September 30, 2010
	Total	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign
	(in millions of €)
Actual return on plan assets	3,390	2,323	1,067	(178)	(471)	293	2,336	1,400	936

Amounts presented for the year ended September 30, 2012, in the table above include amounts related to OSRAM. Amounts presented for the years ended September 30, 2011 and 2010, include amounts related to Siemens IT Solutions and Services and OSRAM.

The actual return over the last twelve months amounted to 15.6% or 3,234 million compared to an expected return of 6.3% or €1,309 million. The experience adjustment arising on plan assets was 9.3% in fiscal 2012 (fiscal 2011: (7.2)%; fiscal 2010: 4.4%; fiscal 2009: 3.5%; fiscal 2008: (16.2)%). For the domestic pension plans, €2,288 million or 19.3% was realized, as compared to an expected return on plan assets of 6.5% or an amount of €772 million that was included in the NPBC. For the foreign pension plans, €946 million or 10.7% was realized, as compared to an expected return on plan assets of 6.1% or an amount of €537 million that was included in the NPBC.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Pension benefits: Pension benefit payments

The following overview comprises pension benefits paid out of the pension benefit plans during the years ended September 30, 2012 and 2011, and expected pension payments for the next five years and in the aggregate for the five years thereafter (undiscounted):

	Total	Domestic	Foreign
	(in millions of €)
Pension benefits paid
2011	1,553	1,005	548
2012	1,538	1,011	527
Expected pension payments
2013	1,578	1,001	577
2014	1,552	999	553
2015	1,570	1,007	563
2016	1,587	1,008	579
2017	1,614	1,020	594
2018-2022	8,422	5,261	3,161

Pension benefits paid by OSRAM for the year ended September 30, 2012, which are not included in the table above, amounted to €79 million. Amounts presented for the year ended September 30, 2011, in the table above include amounts related to Siemens IT Solutions and Services and OSRAM.

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

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other post-employment benefits: Obligations, plan assets and funded status

The funded status of plan assets and a reconciliation of the funded status to the amounts recognized in the Consolidated Statements of Financial Position are as follows:

	September 30, 2012			September 30, 2011
	Total	Domestic	Foreign	Total	Domestic	Foreign
	(in millions of €)
Fair value of plan assets	5	—	5	4	—	4
Total defined benefit obligation	685	340	345	764	307	457

Defined benefit obligation (funded)	180	—	180	286	—	286
Defined benefit obligation (unfunded)	505	340	165	478	307	171

Funded status	(680)	(340)	(340)	(760)	(307)	(453)
Unrecognized past service cost (benefits)	(1)	—	(1)	6	—	6

Net amount recognized	(681)	(340)	(341)	(754)	(307)	(447)

The following table shows a detailed reconciliation of the changes in the benefit obligation and in plan assets for other post-employment benefits for the years ended September 30, 2012 and 2011 (DBO and fair value of plan assets at beginning of fiscal 2012 and reconciliation items for fiscal 2012 are presented inclusive of OSRAM in order to conform to the prior-year presentation):

	September 30, 2012			September 30, 2011
	Total	Domestic	Foreign	Total	Domestic	Foreign
	(in millions of €)
Change in benefit obligations:
Defined benefit obligation at beginning of year	802	318	484	838	350	488
Foreign currency exchange rate changes	28	—	28	2	—	2
Service cost	18	9	9	22	10	12
Interest cost	38	14	24	38	14	24
Settlements and curtailments	(30)	—	(30)	(11)	(2)	(9)
Plan amendments and other	(134)	—	(134)	2	—	2
Actuarial (gains) losses	94	37	57	(24)	(18)	(6)
Acquisitions	—	—	—	3	3	—
Benefits paid	(53)	(27)	(26)	(56)	(28)	(28)
Divestments	—	—	—	(12)	(11)	(1)
Reclassification to assets and to liabilities associated with assets classified as held for disposal for OSRAM	(79)	(12)	(67)	(38)	(11)	(27)

Defined benefit obligation at end of year	685	340	345	764	307	457

	September 30, 2012			September 30, 2011
	Total	Domestic	Foreign	Total	Domestic	Foreign
	(in millions of €)
Change in plan assets:
Fair value of plan assets at beginning of year	4	—	4	4	—	4
Actual return on plan assets	1	—	1	—	—	—
Employer contributions	13	—	13	24	—	24
Benefits paid	(13)	—	(13)	(24)	—	(24)

Fair value of plan assets at end of year	5	—	5	4	—	4

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Line items Plan amendments and other and Settlements and curtailments in the first table above include €(124) million and €(30) million resulting from a plan change of the main health care plan in the U.S. The group insurance program for a defined group of Siemens retirees is replaced by individual healthcare agreements between the affected beneficiaries and healthcare insurance providers, resulting in a one-time reduction of current and future contributions.

Other post-employment benefits: Components of NPBC

The components of the NPBC for other post-employment benefits for the years ended September 30, 2012, 2011 and 2010 are as follows:

	Year ended September 30, 2012			Year ended September 30, 2011			Year ended September 30, 2010
	Total	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign
	(in millions of €)
Service cost	16	9	7	21	10	11	24	10	14
Interest cost	35	14	21	36	13	23	41	17	24
Amortization of unrecognized past service cost (benefits)	(116)	—	(116)	4	—	4	2	—	2
Loss (gain) due to settlements and curtailments	(30)	—	(30)	(10)	—	(10)	(5)	—	(5)

Net periodic benefit cost	(95)	23	(118)	51	23	28	62	27	35

In addition to net periodic benefit cost for continuing operations presented in the table above, €5 million, less than a million and €(2) million were recognized for Siemens IT Solutions and Services and for OSRAM for the years ended September 30, 2012, 2011 and 2010.

Line item Net periodic benefit cost in fiscal 2012, in the table above, include €(118) million past service cost and €(30) million curtailment gain resulting from a plan change of the main health care plan in the U.S., occurring in fiscal 2012.

Other post-employment benefits: Amounts recognized in the Consolidated Statements of Comprehensive Income

The actuarial gains and losses on other post-employment benefit plans recognized in the Consolidated Statements of Comprehensive Income for the fiscal years ended September 30, 2012, 2011 and 2010 were as follows:

	Year ended September 30, 2012			Year ended September 30, 2011			Year ended September 30, 2010
	Total	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign
	(in millions of €)
Actuarial losses (gains)	82	36	46	(24)	(18)	(6)	77	25	52
Income tax effect	(29)	(11)	(18)	7	5	2	(27)	(8)	(19)

Net amount recognized in the Consolidated Statements of Comprehensive Income, net of tax	53	25	28	(17)	(13)	(4)	50	17	33

Germany	25	25		(13)	(13)		17	17
U.S.	24		24	—		—	21		21
Canada	—		—	(1)		(1)	7		7
Other	4		4	(3)		(3)	5		5

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended September 30, 2012 and 2011, cumulative income or expense of €8 million and less than a million € is recognized in line item Net amount recognized in the Consolidated Statements of Comprehensive Income, net of tax which relates to OSRAM.

Other post-employment benefits: Assumptions used in the calculation of the DBO and NPBC

Discount rates and other key assumptions used for transition payments in Germany are the same as those utilized for domestic pension benefit plans.

The weighted-average assumptions used in calculating the actuarial values for the post-employment healthcare and life insurance benefits are as follows:

	Year ended September 30, 2012	Year ended September 30, 2011	Year ended September 30, 2010
Discount rate	3.1%	4.57%	5.18%
U.S.:
Medical trend rates (initial/ultimate/year):
Medicare ineligible pre-65	9%/5%/2021	9%/5%/2020	8%/5%/2017
Medicare eligible post-65	8%/5%/2018	8.5%/5%/2019	8.5%/5%/2018
Dental trend rates (initial/ultimate/year)	6%/5%/2021	6%/5%/2021	6%/5%/2021
Canada:
Medical trend rates (initial/ultimate/year)	8.4%/5%/2019	9%/5%/2019	5%
Drug trend rates (initial/ultimate/year)	8.4%/5%/2019	9%/5%/2019	5%
Dental trend rates	4%	4%	4%

Experience adjustments, which result from differences between the actuarial assumptions and the actual occurrence, increased the DBO by 0.6% in fiscal 2012, decreased the DBO by 3.0% in fiscal 2011, increased the DBO by 0.5% in fiscal 2010 and decreased the DBO by 1.6% and 0.9% in fiscal 2009 and 2008, respectively.

Other post-employment benefits: Sensitivity analysis

The health care assumptions may be significantly influenced by the expected progression in health care expense. A one-percentage-point change in the healthcare trend rates would have resulted in the following increase (decrease) of the defined benefit obligation and the service and interest cost as of and for the year ended September 30, 2012:

	September 30, 2012 One-percentage-point
	increase	decrease
	(in millions of €)
Effect on defined benefit obligation	28	(23)
Effect on total of service and interest cost components	2	(2)

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other post-employment benefits: Benefit payments

The following overview comprises benefit payments for other post-employment benefits paid out of the other defined benefit post-employment plans during the years ended September 30, 2012 and 2011, and expected pension payments for the next five years and in the aggregate for the five years thereafter (undiscounted):

	Total	Domestic	Foreign
	(in millions of €)
Payments for other post-employment benefits
2011	56	28	28
2012	47	25	22
Expected payments for other post-employment benefits
2013	67	39	28
2014	51	29	22
2015	57	35	22
2016	57	34	23
2017	61	39	22
2018-2022	282	176	106

Payments for other post-employment benefits made by OSRAM for the year ended September 30, 2012, which are not included in the table above, amounted to €6 million. Amounts presented for the year ended September 30, 2011 in the table above include amounts related to Siemens IT Solutions and Services and OSRAM.

Since the benefit obligations for other post-employment benefits are generally not funded, such payments will impact the current operating cash flow of the Company.

Defined contributions plans and state plans

The amount recognized as an expense for defined contribution plans amounted to €545 million in fiscal 2012, €437 million in fiscal 2011, and €334 million in fiscal 2010, respectively. Contributions to state plans amounted to €1,584 million in fiscal 2012, €1,528 million in fiscal 2011, and €1,453 million in fiscal 2010, respectively.

24.     Provisions

	Warranties	Order related losses and risks	Asset retirement obligations	Other	Total
	(in millions of €)
Balance as of October 1, 2011	3,506	2,017	1,130	2,169	8,822
Additions	1,446	1,123	1	562	3,132
Usage	(738)	(701)	(9)	(359)	(1,806)
Reversals	(847)	(418)	(21)	(455)	(1,741)
Translation differences	48	14	3	14	79
Accretion expense and effect of changes in discount rates	1	13	172	8	195
Other changes	(12)	(10)	5	(6)	(22)

Balance as of September 30, 2012	3,405	2,038	1,282	1,933	8,658

Thereof non-current	1,146	733	1,261	768	3,908

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Warranties	Order related losses and risks	Asset retirement obligations	Other	Total
	(in millions of €)
Balance as of October 1, 2010	3,591	2,017	1,053	1,809	8,470
Additions	1,632	1,094	7	1,157	3,890
Usage	(835)	(628)	(9)	(410)	(1,882)
Reversals	(845)	(384)	(11)	(318)	(1,558)
Translation differences	3	(13)	—	(5)	(15)
Accretion expense and effect of changes in discount rates	2	10	90	3	105
Other changes	(42)	(79)	—	(67)	(188)

Balance as of September 30, 2011	3,506	2,017	1,130	2,169	8,822

Thereof non-current	1,091	595	1,111	857	3,654

In fiscal 2012 and 2011, item Other changes contains reclassifications to line item Liabilities associated with assets classified as held for disposal including the disposal of those entities of €25 million and €200 million, respectively.

Except for asset retirement obligations, the majority of the Company’s provisions are generally expected to result in cash outflows during the next one to 15 years.

Warranties—mainly relate to products sold.

Order related losses and risks—are provided for anticipated losses and risks on uncompleted construction, sales and leasing contracts.

In fiscal 2012, the Power Transmission Division of the Energy Sector incurred project charges primarily related to technically complex grid connections to offshore wind-farms in Germany. These charges were due to project delays resulting from a complex regulatory environment and the projects’ complex marine environment, which required revised estimates of resources and personnel. This led to €(570) million pretax effects on the income statement in fiscal 2012, which are mainly recorded as provisions for order related losses and risks.

In fiscal 2011, Siemens reevaluated the commercial feasibility of particle therapy for general patient treatment and began shifting its focus of certain particle therapy projects primarily to research. In accordance with project accounting rules, Siemens took project charges and reduced third-quarter revenue in Imaging&Therapy Systems of the Healthcare Sector by the amount of revenue recognized from the projects in prior periods and set up provisions. Total pretax effects on the fiscal 2011 Consolidated Statement of Income relating to the shifted focus in the third quarter of fiscal 2011 is €381 million including provisions for order related losses and risks.

Asset retirement obligations—The Company is subject to asset retirement obligations related to certain items of property, plant and equipment. Such asset retirement obligations are primarily attributable to environmental clean-up costs which amounted to €1,224 million and €1,079 million, respectively, as of September 30, 2012 and 2011 (the non-current portion thereof being €1,215 million and €1,069 million, respectively) and to costs primarily associated with the removal of leasehold improvements at the end of the lease term amounting to €58 million and €51 million, respectively, as of September 30, 2012 and 2011 (the non-current portion thereof being €46 million and €42 million, respectively).

Environmental clean-up costs relate to remediation and environmental protection liabilities which have been accrued based on the estimated costs of decommissioning facilities for the production of uranium and mixed-oxide fuel elements in Hanau, Germany (Hanau facilities), as well as a nuclear research and service center in Karlstein, Germany (Karlstein facilities). According to the German Atomic Energy Act, when such a facility is closed, the resulting radioactive waste must be collected and delivered to a government-developed final storage facility. In this regard, the Company has developed a plan to decommission the Hanau and Karlstein facilities in

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the following steps: clean-out, decontamination and disassembly of equipment and installations, decontamination of the facilities and buildings, sorting of radioactive materials, and intermediate and final storage of the radioactive waste. This process will be supported by continuing engineering studies and radioactive sampling under the supervision of German federal and state authorities. The decontamination, disassembly and sorting activities are planned to continue until 2015; thereafter, the Company is responsible for intermediate storage of the radioactive materials until a final storage facility is available. With respect to the Hanau facility, the process of setting up intermediate storage for radioactive waste has nearly reached completion; on September 21, 2006, the Company received official notification from the authorities that the Hanau facility has been released from the scope of application of the German Atomic Energy Act and that its further use is unrestricted. The ultimate costs of the remediation are contingent on the decision of the federal government on the location of the final storage facility and the date of its availability. Consequently, the provision is based on a number of significant estimates and assumptions. Several parameters relating to the development of a final storage facility for radioactive waste are specified on the so called Schacht Konrad final storage. Parameters related to the life-span of the German nuclear reactors reflect a planned phase-out until 2022. The valuation uses assumptions to reflect the current and detailed cost estimates, price inflation and discount rates as well as a continuous outflow until 2075 related to the costs for dismantling as well as intermediate and final storage.

Using the input of an independent advisor, management updated its valuation of the liability due to changes in estimates which resulted in minor adjustments in fiscal 2012 and 2011 and to €60 million reduction of the liability in fiscal 2010. Facts and circumstances of the changes were as follows:

In fiscal 2012, parameters related to the set up cost of the Konrad final storage were updated by The Federal Office for Radiation Protection (Bundesamt für Strahlenschutz).

In fiscal 2011, the parameters related to the life-span of the German nuclear reactors generally changed to a planned phase-out until 2022. Revised assumptions were applied to reflect current and detailed cost estimates as well as a shorter time span of future cash outflows, reflecting the shorter life-span of the German nuclear reactors. As of September 30, 2011 a continuous outflow until 2075 was assumed as opposed to 2084 in prior valuations.

In fiscal 2010, several parameters relating to the development of a final storage facility for radioactive waste were specified on the so called Schacht Konrad final storage. The valuation used revised assumptions to reflect more current and detailed cost estimates, price inflation and discount rates as well as a longer spread of future cash outflows. The updated accounting estimates assume a continuous outflow until 2084 related to the costs for dismantling as well as intermediate and final storage.

The determination of the provisions related to major asset retirement obligations will continue to involve significant estimates and assumptions. Uncertainties surrounding the amount to be recognized include, for example, the estimated costs of decommissioning because of the long time frame over which future cash outflows are expected to occur. Amongst others, the estimated cash outflows related to the asset retirement obligation could alter significantly if, and when, political developments affect the government’s plans to develop the so called Schacht Konrad. As of September 30, 2012 and 2011, the provision totals €1,224 million and €1,079 million, respectively, and is recorded net of a present value discount of €1,418 million and €1,606 million, respectively. The total expected payments for each of the next five fiscal years and the total thereafter are €24 million, €26 million, €26 million, €27 million, €22 million and €2,517 million.

The Company recognizes the accretion of the provision for environmental clean-up costs using the effective interest method applying current interest rates prevailing at the period-end date. In fiscal 2012 and 2011, the Company recognized €23 million and €24 million, respectively in accretion expense for environmental clean-up costs in line item Other Financial income (expense), net. Changes in discount rates increased the carrying amount of provisions by €149 million and €66 million as of September 30, 2012 and 2011, respectively.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other—Other includes transaction-related and post-closing provisions in connection with portfolio activities.

25.    Other liabilities

	September 30,
	2012	2011
	(in millions of €)
Employee related liabilities	493	461
Liabilities due to employees and retirees in the U.S. not qualifying for presentation as Pensions and similar obligations.	523	459
Deferred income	221	237
Accruals for pending invoices	124	98
Accruals for stand-ready obligations	79	80
Severance payments	71	79
Warranties for disposed of businesses	67	73
German pension insurance association – Pensionssicherungsverein (PSV)	56	69
Insurance liabilities	126	71
Other	292	240

	2,052	1,867

26.    Equity

Common stock

Siemens common stock is composed of no par value shares with a notional value of €3.00 per share. Each share of common stock is entitled to one vote.

The following table provides a summary of outstanding authorized and conditional capital and the changes for fiscal years 2012, 2011 and 2010:

	Common stock (authorized and issued)		Authorized capital (not issued)		Conditional capital (not issued)
	in thousands of €	in thousand shares	in thousands of €	in thousand shares	in thousands of €	in thousand shares
As of September 30, 2009	2,742,610	914,203	591,930	197,310	757,517	252,506

Expired or cancelled capital	—	—	—	—	(600,000)	(200,000)
Newly approved capital	—	—	—	—	600,000	200,000

As of September 30, 2010	2,742,610	914,203	591,930	197,310	757,517	252,506

Expired or cancelled capital	—	—	(71,130)	(23,710)	—	—
Newly approved capital	—	—	90,000	30,000	270,000	90,000

As of September 30, 2011	2,742,610	914,203	610,800	203,600	1,027,517	342,506

Expired or cancelled capital	(99,610)	(33,203)	—	—	—	—

As of September 30, 2012	2,643,000	881,000	610,800	203,600	1,027,517	342,506

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

(2) Conditional Capital 2010 to service the issuance of bonds with conversion rights and/or with warrants in an aggregate principal amount of up to €15 billion, entitling the holders to subscribe to up to 200 million shares of Siemens AG with no par value, representing up to €600 million of capital stock. The authorization to issue such bonds was granted on January 26, 2010 and will expire on January 25, 2015.

(3) Conditional Capital to service the 2001 and 1999 Siemens Stock Option Plans amounts to €157 million, representing 52.32 million shares of Siemens AG as of September 30, 2012 and 2011. The last tranche of stock options expired in November 2010 and from that date on, no further shares are to be issued, see Note 33 Share-based payment for further information on stock options.

(4) Conditional Capital provided to issue shares to settle claims offered to former SNI AG shareholders who had not tendered their SNI AG share certificates amounts to €0.6 million, representing 189 thousand shares as of September 30, 2012 and 2011. Such rights to claim Siemens shares expired in 2007 and no further shares are to be issued.

Transactions with non-controlling interests

In connection with an acquisition in fiscal 2012, a minority shareholder was granted a put option on the non-controlling interests. This transaction with non-controlling interests impacted line item Retained earnings by €(301) million as of September 30, 2012.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Treasury stock

The Company is authorized by its shareholders to acquire treasury stock of up to 10% of its capital stock existing at the date of the shareholders’ resolution, which represents up to 91,420,342 Siemens shares or—if this value is lower—as of the date on which the authorization is exercised. The authorization became effective on March 1, 2011 and remains in force through January 24, 2016. According to the resolution, repurchased shares may be (1) sold via a stock exchange or through a public sales offer made to all shareholders; (2) retired; (3) offered for purchase to individuals currently or formerly employed by the Company or any of its subsidiaries as well as to Board members of any of the Company’s subsidiaries or granted and transferred to such individuals with a vesting period of at least two years; (4) offered and transferred with the approval of the Supervisory Board to third parties against contributions in kind, particularly in connection with business combinations or the acquisition of companies, businesses, parts of businesses or interests therein; (5) with the approval of the Supervisory Board sold to third parties against payment in cash if the price at which such Siemens shares are to be sold is not significantly lower than the market price of the Siemens stock at the time of selling; or (6) used to service convertible bonds or warrants granted by the Company or any of its subsidiaries. In addition, the Supervisory Board may use repurchased shares to meet obligations or rights to acquire Siemens shares that were or will be agreed with members of the Managing Board within the framework of rules governing Managing Board compensation.

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

In August 2012, Siemens announced a share buy back amounting to up to €3 billion by December 30, 2012. The shares repurchased may be used for the purposes of cancellation and reduction of capital stock, issuance to employees, board members of affiliated companies and members of the Managing Board as well as to meet obligations arising under and in connection with convertible bonds and warrant bonds. In fiscal 2012, the Company repurchased 23,202,500 treasury shares at a weighted average share price of €76.14. Additionally, the Managing Board decided to cancel 33,203,421 treasury shares, which reduced common stock from 914 million shares to 881 million shares.

In fiscal 2012, 2011, and 2010, 5,225,479 shares, 4,414,342 shares and 3,411,245 shares, respectively, were transferred in connection with equity settled share-based payment plans.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other comprehensive income, net of tax

The changes in line item Other comprehensive income, net of tax including non-controlling interest holders are as follows:

	Year ended September 30, 2012			Year ended September 30, 2011			Year ended September 30, 2010
	Pretax	Tax effect	Net	Pretax	Tax effect	Net	Pretax	Tax effect	Net
	(in millions of €)
Items that will not be reclassified to profit or loss:
Actuarial gains and losses on pension plans and similar commitments	(3,412)	1,311	(2,101)	103	(168)	(65)	(2,889)	835	(2,054)

Items that may be reclassified subsequently to profit or loss:
Unrealized holding gains (losses) on available-for-sale financial assets	305	(10)	295	(42)	5	(37)	41	(4)	37
Reclassification adjustments for gains (losses) included in net income	(86)	—	(86)	(29)	7	(22)	(24)	6	(18)

Net unrealized gains (losses) on available-for-sale financial assets	219	(10)	209	(71)	12	(59)	17	2	19
Unrealized gains (losses) on derivative financial instruments	(64)	29	(35)	(35)	18	(17)	(163)	39	(124)
Reclassification adjustments for gains (losses) included in net income	144	(46)	98	(148)	44	(104)	(36)	11	(25)

Net unrealized gains (losses) on derivative financial instruments	79	(17)	63	(183)	62	(121)	(199)	50	(149)
Foreign-currency translation differences	855	—	855	129	—	129	1,220	—	1,220

	1,153	(27)	1,127	(125)	74	(51)	(1,038)	52	1,090

Other comprehensive income	(2,259)	1,284	(974)	(22)	(94)	(116)	(1,851)	887	(964)

As of September 30, 2012, 2011 and 2010, cumulative income (expense) of €(206) million, €(71) million and €(36) million, respectively, is recognized in line item Other comprehensive income which relates to non-current assets or disposal groups classified as held for disposal.

Other changes in equity

Line item Other changes in equity of the Consolidated Statement of Changes in Equity includes €126 million which relate to the equity instruments of the US$ bonds with warrants issued in fiscal 2012.

Miscellaneous

Under the German Stock Corporation Act (Aktiengesetz), the amount of dividends available for distribution to shareholders is based upon the earnings of Siemens AG as reported in its statutory financial statements determined in accordance with the German Commercial Code (Handelsgesetzbuch). In fiscal 2012, Siemens AG management distributed an ordinary dividend of €2,629 million (€3.00 per share) of the fiscal 2011 earnings to its shareholders. In fiscal 2011 and 2010, respectively, Siemens AG management distributed to its shareholders an ordinary dividend of €2,356 million (€2.70 per share) of the fiscal 2010 earnings and €1,388 million (€1.60 per share) of the fiscal 2009 earnings.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Managing Board and the Supervisory Board proposed a dividend of €3 per share of the fiscal 2012 Siemens AG earnings, in total representing approximately €2.5 billion in expected payments. Payment of the proposed dividend is contingent upon approval by the shareholders at the Annual Shareholders’ Meeting on January 23, 2013.

27.    Additional capital disclosures

As of September 30, 2012 and 2011, Siemens’ capital structure was as follows:

	September 30,
	2012	2011	% Change
	(in millions of €)
Total equity attributable to shareholders of Siemens AG	30,733	31,530	(3)%
As percentage of total capital	60%	64%
Short-term debt and current maturities of long-term debt	3,826	3,660
Long-term debt	16,880	14,280
Total debt	20,707	17,940	15%
As percentage of total capital	40%	36%
Total capital (total debt and total equity)	51,440	49,470	4%

Regarding Siemens’ share-buy back program, see Note 26 Equity. In September 2012, Siemens issued €1.4 billion and £1.0 billion (€1.25 billion as of September 30, 2012) in fixed-rate instruments, which are partly used to finance the share buy back program.

Siemens has commitments to sell or otherwise issue common shares in connection with share-based compensation plans, which were met by re-issuing treasury shares in fiscal 2012 and 2011.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As part of the Company’s One Siemens framework for sustainable value creation, Siemens continues to use an indicator in order to optimize the capital structure. A key consideration in this regard is to continue Siemens’ ready access to capital markets through various debt products and maintaining the Company’s ability to repay and service its debt obligations over time. Siemens set a capital structure target range of 0.5 – 1.0. The ratio is defined as the item Adjusted industrial net debt divided by the item Adjusted EBITDA. The calculation of the item Adjusted industrial net debt is set forth in the table below. Adjusted EBITDA is defined as adjusted earnings before income taxes (EBIT) before amortization (defined as amortization and impairments, net of reversals, of intangible assets other than goodwill) and depreciation and impairments of property, plant and equipment and goodwill. Adjusted EBIT is defined as line item Income from continuing operations before income taxes less line item Interest income, less line item Interest expense less line item Other financial income (expense), net as well as less line item Income (loss) from investments accounted for using the equity method, net.

	September 30,
	2012	2011
	(in millions of €)
Short-term debt and current maturities of long-term debt	3,826	3,660
Plus: Long term debt(1)	16,880	14,280
Less: Cash and cash equivalents	(10,891)	(12,468)
Less: Current available-for-sale financial assets	(524)	(477)

Net debt	9,292	4,995
Less: SFS Debt(2)	(14,558)	(12,075)
Plus: Pension plans and similar commitments(3)	9,926	7,307
Plus: Credit guarantees	326	591
Less: 50% nominal amount hybrid bond(4)	(920)	(883)
Less: Fair value hedge accounting adjustment(5)	(1,670)	(1,470)

Adjusted industrial net debt	2,396	(1,534)

Adjusted EBITDA (continuing operations)	9,788	10,701

Adjusted industrial net debt / adjusted EBITDA (continuing operations)	0.24	(0.14)

(1)	Item Short-term debt and current maturities of long-term debt as well as item Long-term debt include, in total, adjustments for fair value hedge accounting of €1,670 million and €1,470 million, respectively, as of September 30, 2012 and 2011.

(2)	The adjustment considers that both Moody’s and S&P view SFS as a captive finance company. These rating agencies generally recognize and accept higher levels of debt attributable to captive finance subsidiaries in determining credit ratings. Following this concept, we exclude SFS Debt in order to derive an adjusted industrial net debt which is not affected by SFS’s financing activities

(3)	To reflect Siemens’ total pension liability, adjusted industrial net debt includes line item Pension plans and similar commitments as presented in the Consolidated Statements of Financial Position.

(4)	In accordance with calculations made by Siemens’ rating agencies, Siemens adjusts the hybrid bond in order to classify 50% as equity and 50% as debt, which reflects the characteristics of the hybrid bond such as a long maturity date and subordination to all senior and debt obligations.

(5)	Debt is generally reported at a value representing approximately the amount to be repaid. Under IFRS, debt designated in a hedging relationship (fair value hedges) is adjusted for changes in market value, which mainly result from changes in interest rates. Those adjustments are reversed to derive an approximated amount of debt to be repaid. Siemens believes this to be a more meaningful figure in computing adjusted industrial net debt.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A key factor in maintaining a strong financial profile is Siemens’ credit rating which is affected by, among other factors, Siemens’ capital structure, profitability, ability to generate cash flow, geographic and product diversification as well as Siemens’ competitive market position. Siemens’ current corporate credit ratings from Moody’s Investors Service and Standard & Poor’s Ratings Services’ (S&P) are noted as follows:

	30. September 2012		30. September 2011
	Moody’s Investors Service	S&P	Moody’s Investors Service	S&P
Long-term debt	Aa3	A+	A1	A+
Short-term debt	P-1	A-1+	P-1	A-1+

On June 5, 2012, Moody’s raised its long-term Siemens’ credit rating from A1 to Aa3. The rating classification Aa is the second highest rating within Moody’s debt ratings category. The numerical modifier 3 indicates a ranking in the lower end of that rating category. At the same time Moody’s revised its outlook for Siemens’ credit rating from positive to stable. The Moody’s rating outlook is an opinion regarding the likely direction of an issuer’s rating over the medium-term. Rating outlooks of Moody’s fall into the following six categories: positive, negative, stable, developing, ratings under review and no outlook. Moody’s announced that the rating action was prompted by the higher levels of profitability and cash flow leverage that the Company has been able to achieve over the past few years, and Moody’s assessment that these levels are likely to be sustainable through economic cycles, including the current period of economic weakness in Europe.

Moody’s rating for Siemens’ short-term corporate credit and commercial paper is P-1, the highest available rating in the prime rating system, which assesses issuers’ ability to honor senior financial obligations and contracts. It applies to senior unsecured obligations with an original maturity of less than one year. On June 5, 2012 Moody’s affirmed Siemens’ P-1 short-term rating.

S&P’s rating for Siemens’ long-term credit rating is A+. Within S&P’s ratings definitions an obligation rated A has the third highest long-term rating category. The modifier + indicates that the long-term debt ranks in the upper end of the A category. S&P’s outlook for Siemens’ credit rating was positive. A rating outlook indicates the potential direction of a long-term credit rating over the medium-term. Rating outlooks of S&P’s fall into the following four categories: positive, negative, stable and developing.

S&P’s rating for Siemens’ short-term corporate credit rating is A-1+. This is the highest short-term rating within the S&P’s short-term rating scale. During fiscal 2012, S&P’s did not change our long-term or shor-term credit rating.

28.    Commitments and contingencies

Guarantees and other commitments

The following table presents the undiscounted amount of maximum potential future payments for each major group of guarantee:

	September 30,
	2012	2011
	(in millions of €)
Guarantees
Credit guarantees	326	591
Guarantees of third-party performance	1,562	2,718
HERKULES obligations	2,290	2,690
Other	3,632	3,613

	7,810	9,612

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of September 30, 2012, in addition to guarantees disclosed above, Siemens has credit guarantees of €309 million, guarantees of third-party performance of €4 million and other guarantees of €82 million relating to discontinued operations.

Item Credit guarantees cover the financial obligations of third parties in cases where Siemens is the vendor and (or) contractual partner. These guarantees generally provide that in the event of default or non-payment by the primary debtor, Siemens will be required to settle such financial obligations. In addition, Siemens provides credit guarantees generally as credit-line guarantees with variable utilization to joint ventures and associated and other companies accounted for using the equity method. The maximum amount of these guarantees is subject to the outstanding balance of the credit or, in case where a credit line is subject to variable utilization, the nominal amount of the credit line. These guarantees usually have terms of between one and five years. Except for statutory recourse provisions against the primary debtor, credit guarantees are generally not subject to additional contractual recourse provisions. As of September 30, 2012 and 2011, the Company accrued €28 million and €39 million, respectively, relating to credit guarantees.

Furthermore, Siemens issues guarantees of third-party performance, which include performance bonds and guarantees of advanced payments in cases where Siemens is the general or subsidiary partner in a consortium. In the event of non-fulfillment of contractual obligations by the consortium partner(s), Siemens will be required to pay up to an agreed-upon maximum amount. These agreements span the term of the contract, typically ranging from three months to seven years. Generally, consortium agreements provide for fallback guarantees as a recourse provision among the consortium partners. In fiscal 2011, item Guarantees of third-party performance, included a significant amount of guarantees relating to the Siemens IT Solutions and Services business, yet to be transferred to AtoS in fiscal 2011. In case a beneficiary had raised a claim under these guarantees, AtoS would have been required to indemnify Siemens. As of September 30, 2012 and 2011, the Company accrued €83 million and €69 million, respectively, relating to performance guarantees.

In fiscal 2007, The Federal Republic of Germany commissioned a consortium consisting of Siemens and IBM Deutschland GmbH (IBM) to modernize and operate the non-military information and communications technology of the German Federal Armed Forces (Bundeswehr). This project is called HERKULES. A project company, BWI Informationstechnik GmbH (BWI), will provide the services required by the terms of the contract. Siemens is a shareholder in the project company. The total contract value amounts to a maximum of approximately €6 billion. In connection with the consortium and execution of the contract between BWI and the Federal Republic of Germany in December 2006, Siemens issued several guarantees connected to each other legally and economically in favor of the Federal Republic of Germany and of the consortium member IBM. The guarantees ensure that BWI has sufficient resources to provide the required services and to fulfill its contractual obligations. These guarantees are listed as a separate item HERKULES obligations in the table above due to their compound and multilayer nature. Total future payments potentially required by Siemens amount to €2.29 billion and €2.69 billion as of September 30, 2012 and 2011, respectively and will be reduced by approximately €400 million per year over the remaining five-year contract period as of September 30, 2012. Yearly payments under these guarantees are limited to €400 million plus, if applicable, a maximum of €90 million in unused guarantees carried forward from the prior year.

Item Other includes indemnifications issued in connection with dispositions of business entities. Such indemnifications, if customary to the relevant transactions, may protect the buyer from potential tax, legal and other risks in conjunction with the purchased business entity. Indemnifications primarily relate to NSN, disposed of in fiscal 2007, EN, disposed of in fiscal 2008, and to Siemens IT Solutions and Services disposed of in fiscal 2011. As of September 30, 2012 and 2011, the total amount accrued for guarantees in item Other is €528 million and €620 million, respectively.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of September 30, 2012 and 2011, future payment obligations under non-cancellable operating leases are as follows:

	September 30,
	2012	2011
	(in millions of €)
Within one year	812	716
After one year but not more than five years	1,586	1,526
More than five years	770	826

	3,167	3,068

Total operating rental expense for the years ended September 30, 2012, 2011 and 2010 were €1,078 million, €1,051 million and €1,074 million, respectively. Total sublease income amounts to €74 million, €79 million and €99 million, respectively in fiscal 2012, 2011 and 2010. Total future minimum sublease payments expected to be received under non-cancellable subleases as of September 30, 2012 and 2011 amount to €162 million and €257 million, respectively.

As of September 30, 2012 and 2011, the Company has commitments to make capital contributions to the equity of various companies of €211 million and €356 million, respectively. The September 30, 2012 and 2011 balance includes a conditional commitment, proportional to our shareholding, to make capital contributions to EN of €— million and €172 million.

The Company is jointly and severally liable and has capital contribution obligations as a partner in commercial partnerships and as a participant in various consortiums.

29.    Legal proceedings

Public corruption proceedings

Governmental and related proceedings

As previously reported, in May 2011 Siemens AG voluntarily reported a case of attempted public corruption in connection with a project in Kuwait in calendar 2010 to the U.S. Department of Justice, the SEC, and the Munich public prosecutor. The Munich public prosecutor discontinued the investigations, which related to certain former employees, but imposed conditions on them. Siemens is cooperating with the U.S. authorities in their ongoing investigations.

As previously reported, in July 2011 the Nuremberg-Fuerth public prosecutor notified Siemens AG of an investigation against several employees in connection with payments related to the healthcare business in the Caribbean. In November 2012, the Nuremberg-Fuerth public prosecutor discontinued its investigation.

As previously reported, in July 2011 the Munich public prosecutor notified Siemens AG of an investigation against an employee in connection with payments to a supplier related to the oil and gas business in Central Asia from calendar 2000 to 2009. Siemens is cooperating with the public prosecutor.

As previously reported, in October 2011, the Turkish Prime Ministry Inspection Board notified Siemens Sanayi ve Ticaret A.S., Turkey, of an investigation in connection with alleged bribery in Turkey and Iraq from calendar 1999 to 2007. Siemens is cooperating with the authority.

As previously reported, in 2011, the Brasilia public prosecutor, Brazil, opened proceedings to assess allegations against Siemens in connection with a metro project in calendar 2007. Siemens is cooperating with the authority.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As previously reported, authorities in Russia were conducting an investigation into alleged misappropriation of public funds in connection with the award of contracts to Siemens for the delivery of medical equipment to public authorities in Yekaterinburg in calendar 2003 to 2005. In July 2011, the investigation was closed with respect to all material charges. In November 2011, all remaining charges were dropped as well.

As previously reported, in calendar 2008 the São Paulo public prosecutor, Brazil, started certain investigations into the use of business consultants and suspicious payments in connection with the former Transportation Systems Group in or after calendar 2000. In fiscal 2011 Siemens learned that this investigation was not discontinued in calendar 2009 but treated confidential. Siemens is cooperating with the authority.

As previously reported, Siemens AG had filed a request for arbitration against the Republic of Argentina (Argentina) with the International Center for Settlement of Investment Disputes (ICSID) of the World Bank. Siemens AG claimed that Argentina had unlawfully terminated its contract with Siemens for the development and operation of a system for the production of identity cards, border control, collection of data and voters’ registers (DNI project) and thereby violated the Bilateral Investment Protection Treaty between Argentina and Germany (BIT). A unanimous decision on the merits was rendered by the ICSID arbitration tribunal in February 2007, awarding Siemens AG, inter alia, compensation in the amount of US$217.8 million, plus compound interest thereon at a rate of 2.66% since May 18, 2001. Argentina subsequently filed applications with the ICSID aiming at the annulment and reversal of the decision and a stay of enforcement of the arbitral award. In August 2009, Argentina and Siemens AG reached an agreement to mutually settle the case and discontinue any and all civil proceedings in connection with the case without acknowledging any legal obligations or claims. No payment was made by either party. As previously reported, the Argentinean Anti-Corruption Authority is conducting an investigation against individuals into corruption of government officials in connection with the award of the contract for the DNI project to Siemens in calendar 1998. Searches were undertaken at the premises of Siemens Argentina and Siemens IT Services S.A. in Buenos Aires in August 2008 and in February 2009. The Company is cooperating with the Argentinean Authorities. The Argentinean investigative judge also repeatedly requested judicial assistance from the Munich public prosecutor and the federal court in New York. In December 2011, the U.S. Securities and Exchange Commission (SEC) and U.S. Department of Justice filed an indictment against nine individuals based on the same facts as the investigation of the Argentinean Anti-Corruption Authority. Most of these individuals are former Siemens employees. The former member of the Managing Board of Siemens AG, Dr. Uriel Sharef, is also involved. Siemens AG is not party to the proceedings.

As previously reported, in February 2010 a Greek Parliamentary Investigation Committee (GPIC) was established to investigate whether any politicians or other state officials in Greece were involved in alleged wrong-doing of Siemens in Greece. The GPIC’s investigation was focused on possible criminal liability of politicians and other state officials. Greek public prosecutors are separately investigating certain fraud and bribery allegations involving—among others—former board members and former executives of Siemens A.E., Elektrotechnische Projekte und Erzeugnisse, Greece (Siemens A.E.), and Siemens AG. In January 2011, the GPIC alleged in a letter to Siemens A.E. that the damage suffered by the Greek state amounted to at least €2 billion. Furthermore, the GPIC issued a report repeating these allegations. In addition, the Hellenic Republic Minister of State indicated in a letter to Siemens that the Greek state will seek compensation from Siemens for the alleged damage. In April 2012, the Greek Parliament approved a settlement agreement between Siemens and the Greek State, the material provisions of which include the following: Siemens waives public sector receivables in the amount of €80 million. Furthermore Siemens agrees to spend a maximum of €90 million on various anti-corruption and transparency initiatives, as well as university and research programs and to provide €100 million of financial support to Siemens A.E. to ensure its continued presence in Greece. In exchange, the Greek State agrees to waive all civil claims and all administrative fines related to the corruption allegations and to utilize best efforts to resolve all pending disputes between Siemens and the Greek state-companies or its public authorities.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In February 2012, the Munich public prosecutor notified Siemens AG of a request for mutual assistance in criminal matters by a foreign authority. The investigation of the foreign authority involves a Siemens subsidiary located in North West Europe in connection with alleged payments to employees of a Russian company between calendar 1999 and 2006. In November 2012, the foreign authority notified Siemens about its intention to bring a charge against two individuals and to open proceedings against Siemens. Siemens is cooperating with the authorities.

As previously reported, the Nigerian Economic and Financial Crimes Commission (EFCC) was conducting an investigation into alleged illegal payments by Siemens to Nigerian public officials between calendar 2002 and 2005. In October 2010, the EFCC filed charges with the Federal High Court in Abuja and the High Court of the Federal Capital Territory against, among others, Siemens Ltd., Nigeria (Siemens Nigeria), Siemens AG and former board members of Siemens Nigeria. In November 2010, the Nigerian Government and Siemens Nigeria entered into an out of court settlement, obligating Siemens Nigeria to make a payment in the mid double-digit € million range to Nigeria in exchange for the Nigerian Government withdrawing these criminal charges and refraining from the initiation of any criminal, civil or other actions—such as a debarment—against Siemens Nigeria, Siemens AG, and Siemens employees.

As previously reported, the Vienna public prosecutor, Austria, is conducting an investigation into payments between calendar 1999 and 2006 relating to Siemens Aktiengesellschaft Österreich, Austria, and its subsidiary Siemens VAI Metal Technologies GmbH & Co., Austria, for which valid consideration could not be identified. In September 2011, the Vienna public prosecutor extended the investigations to include a potential corporate liability of Siemens AG Austria for tax evasion. Siemens is cooperating with the authorities.

As previously reported, in September 2009, the Anti-Corruption Commission of Bangladesh (ACC) filed criminal charges against two current and one former employee of Siemens Bangladesh Ltd.’s (Siemens Bangladesh) Healthcare business. It is alleged that the employees colluded with employees of a public hospital to overcharge for the delivery of medical equipment in the period before calendar 2007. The ACC has not substantiated the criminal charges within the time limit provided by local law. Siemens Bangladesh filed a motion to dismiss the charges in October 2009. The court stayed its proceedings in November 2009.

As previously reported, in December 2009, the ACC sent a request for information to Siemens Bangladesh related to telecommunications projects of Siemens’ former Communications (Com) Group undertaken prior to calendar 2007. In January 2010, Siemens Bangladesh was informed that in a related move the Anti Money Laundering Department of the Central Bank of Bangladesh is conducting a special investigation into certain accounts of Siemens Bangladesh and of former employees of Siemens Bangladesh in connection with transactions for Com projects undertaken in the period from calendar 2002 to 2006. In February 2010 and June 2012, the ACC sent requests for additional information.

As previously reported, in November 2009 and in February 2010, a subsidiary of Siemens AG voluntarily self-reported possible violations of South African anti-corruption regulations in the period before calendar 2007 to the responsible South African authorities. The authorities have requested further documentation. Siemens is cooperating with the authorities.

As previously reported, in June 2010, the Frankfurt public prosecutor searched premises of Siemens in Germany in response to allegations of questionable payments relating to an Infrastructure & Cities project in Thailand. Siemens is cooperating with the authority.

As previously reported, in August 2010, the Inter-American Development Bank (IADB) issued a notice of administrative proceedings against, among others, Siemens IT Solutions and Services Argentina alleging fraudulent misstatements and antitrust violations in connection with a public invitation to tender for a project in the province of Cordoba, Argentina, in calendar 2003. Siemens is cooperating with the IADB.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As previously reported, in August 2010, the IADB issued a notice of administrative proceedings against, among others, Siemens Venezuela alleging fraudulent misstatements and public corruption in connection with a public invitation to tender for healthcare projects in the Venezuelan provinces of Anzoategui and Merida in calendar 2003. Siemens is cooperating with the IADB.

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

Civil litigation

As previously reported, Siemens AG reached a settlement with nine out of eleven former members of the Managing and Supervisory Board in December 2009. The settlement relates to claims of breaches of organizational and supervisory duties in view of the accusations of illegal business practices that occurred in the course of international business transactions in calendar 2003 to 2006 and the resulting financial burdens for the Company. The Annual Shareholders’ Meeting approved all nine settlements between the Company and the former members of the Managing and Supervisory Board in January 2010. The shareholders also approved a settlement agreement between the Company and its directors and officers insurers regarding claims in connection with the D&O insurance of up to €100 million. Siemens recorded €96 million gains, net of costs, from the D&O insurance and the nine settlements. In January 2010, Siemens AG filed a lawsuit with the Munich District Court I against the two former board members who were not willing to settle, Thomas Ganswindt and Heinz-Joachim Neubürger, which is currently pending. Siemens AG and Mr. Ganswindt are in discussions to resolve the matter.

As previously reported, in June 2008, the Republic of Iraq filed an action requesting unspecified damages against 93 named defendants with the United States District Court for the Southern District of New York on the basis of findings made in the “Report of the Independent Inquiry Committee into the United Nations Oil-for-Food Programme.” Siemens S.A.S. France, Siemens Sanayi ve Ticaret A.S., Turkey, and OSRAM Middle East FZE, Dubai, are among the 93 named defendants. Process was served upon all three Siemens subsidiaries. The three Siemens subsidiaries will defend themselves against the action.

Antitrust proceedings

As previously reported, in February 2007, the European Commission launched an investigation into possible antitrust violations involving European producers of power transformers, including Siemens AG and VA Technologie AG, Austria (VA Tech), which Siemens acquired in July 2005. The German Antitrust Authority (Bundeskartellamt) has become involved in the proceeding and is responsible for investigating those allegations that relate to the German market. Power transformers are electrical equipment used as major components in electric transmission systems in order to adapt voltages. In October 2009, the European Commission imposed fines totaling €68 million on seven companies with regard to a territorial market sharing agreement related to Japan and Europe. Siemens was not fined because it had voluntarily disclosed this aspect of the case to the authorities. The German Antitrust Authority continued its investigation with regard to the German market. In September 2012, the German Antitrust Authority and the Company ended the legal proceeding by entering into a settlement agreement. Siemens agreed to pay a fine in the single-digit € million range.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As previously reported, in April 2007, Siemens AG and former VA Tech companies filed actions before the European Court of First Instance in Luxemburg against the decisions of the European Commission dated January 24, 2007, to fine Siemens and former VA Tech companies for alleged antitrust violations in the European Market of high-voltage gas-insulated switchgear between calendar 1988 and 2004. Gas-insulated switchgear is electrical equipment used as a major component for power substations. The fine imposed on Siemens AG amounted to €396.6 million and was paid by the Company in calendar 2007. The fine imposed on former VA Tech companies, which Siemens AG acquired in July 2005, amounted to €22.1 million. In addition, former VA Tech companies were declared jointly liable with Schneider Electric for a separate fine of €4.5 million. In March 2011, the European Court of First Instance dismissed the case regarding the fine imposed on Siemens AG and re-calculated the fines for the former VA Tech companies. Former VA Tech companies were declared jointly liable with Schneider Electric for a fine of €8.1 million. Siemens AG and former VA Tech companies appealed the decision in May 2011.

In addition to these proceedings, authorities in Brazil, the Czech Republic and Slovakia are conducting investigations into comparable possible antitrust violations. In October 2010, the High Court of New Zealand dismissed corresponding charges against Siemens.

As previously reported, in September 2011, the Israeli Antitrust Authority requested Siemens to present its legal position regarding an alleged anti-competitive arrangement between April 1988 and April 2004 in the field of gas-insulated switchgear. Siemens is cooperating with the authority.

In connection with the January 24, 2007 decision of the European Commission regarding alleged antitrust violations in the high-voltage gas-insulated switchgear market, claims are being made against Siemens. Among others, a claim was filed by National Grid Electricity Transmission Plc. (National Grid) with the High Court of England and Wales in November 2008. Twenty-one companies have been named as defendants, including Siemens AG and various of its subsidiaries. National Grid originally asserted claims in the aggregate amount of approximately £249 million for damages and compound interest. In November 2012, National Grid increased the aggregate amount to £364 million due to accrued compound interest. Siemens believes National Grid’s claim to be without merit. As discussed, the European Commission’s decision has been appealed to the European Court of First Instance. In June 2009, the High Court granted a stay of the proceedings pending before it. In June 2009, the Siemens defendants filed their answers to the complaint and requested National Grid’s claim to be rejected. A case management conference was held in November 2012. The High Court of England and Wales lifted the stay of the proceedings granted in June 2009 and decided on the scope of further discovery and set a time schedule leading up to a court session expected to be held in 2014.

As previously reported, in November 2010, the Greek Competition Authority searched the premises of Siemens S.A. in Athens in response to allegations of anti-competitive practices in the field of telecommunication and security. Siemens is cooperating with the authority.

As previously reported, in December 2010 and in March 2011, the Turkish Antitrust Authority searched the premises of several diagnostic companies including, among others, Siemens Healthcare Diagnostik Ticaret Limited Sirketi in Turkey, in response to allegations of anti-competitive agreements. Siemens cooperated with the authority. In May 2012, the Turkish Antitrust Authority decided that the law has not been violated, and discontinued the proceedings.

As previously reported, the Italian Antitrust Authority searched the premises of several healthcare companies, among others those of Siemens Healthcare Diagnostics S.r.l. and Siemens S.p.A. in February 2010. The investigation addresses allegations of anti-competitive agreements in relation to a tender of the procurement entity for the public healthcare sector in the region of Campania for the supply of medical equipment in calendar 2009. In May 2011, the Italian Antitrust Authority sent a Statement of Objections to the companies under investigation which confirmed that the proceedings against Siemens Healthcare Diagnostics S.r.l. were closed, but accused Siemens S.p.A. of having participated in an anti-competitive arrangement. In August 2011, the Italian Antitrust Authority fined several companies, including Siemens S.p.A. for alleged anti-competitive

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

behavior. The fine imposed on Siemens S.p.A. amounts to €1.1 million. The company appealed the decision. In April 2012, the Regional Administrative Court overturned the decision of the Italian Antitrust Authority. In November 2012, the Italian Antitrust Authority appealed the decision of the Regional Administrative Court.

As previously reported, in September 2011, the Competition Commission of Pakistan requested Siemens Pakistan Engineering Co. Ltd., Pakistan (Siemens Pakistan), to present its legal position regarding an alleged anti-competitive arrangement since calendar 2007 in the field of transformers and air-insulated switchgears. Siemens cooperated with the authority. In December 2011, Siemens Pakistan filed a leniency application. In April 2012, the Competition Commission of Pakistan accepted the leniency application and granted Siemens Pakistan a 100% penalty reduction for the alleged behavior.

As previously reported, in October 2011, the local Antitrust Authority in Rovno, Ukraine, notified DP Siemens Ukraine (Siemens Ukraine) of an investigation into anti-competitive practices in connection with a delivery of medical equipment to a public hospital in calendar 2010. Siemens cooperated with the authority. The authority imposed a fine in an amount equivalent to €4,000. Siemens Ukraine did not appeal the decision.

As previously reported, in June 2007, the Turkish Antitrust Agency confirmed its earlier decision to impose a fine in an amount equivalent to €6 million on Siemens Sanayi ve Ticaret A.S., Turkey, based on alleged antitrust violations in the traffic lights market. Siemens Sanayi ve Ticaret A.S. has appealed this decision and this appeal is still pending.

In May 2012, the Brazilian Anti Trust Authority notified Siemens Ltda., Brazil of an investigation into anti-trust behavior in the field of air-insulated switchgear and other products from calendar 1997 to 2006. Siemens is cooperating with the authorities.

Other proceedings

As previously reported, Siemens AG is a member of a supplier consortium that has been contracted to construct the nuclear power plant “Olkiluoto 3” in Finland for Teollisuuden Voima Oyj (TVO) on a turnkey basis. Siemens AG’s share of the consideration to be paid to the supplier consortium under the contract is approximately 27%. The other member of the supplier consortium is a further consortium consisting of Areva NP S.A.S. and its wholly-owned subsidiary, Areva NP GmbH. The agreed completion date for the nuclear power plant was April 30, 2009. Completion of the power plant has been delayed for reasons which are in dispute. In December 2011, the supplier consortium informed TVO that the completion of the plant is expected in August 2014. The supplier consortium and TVO currently assess potential further slippage in the schedule. The final phases of the plant completion require the full cooperation of all parties involved. In December 2008, the supplier consortium filed a request for arbitration against TVO demanding an extension of the construction time, additional compensation, milestone payments, damages and interest. In June 2011, the supplier consortium increased its monetary claim to €1.94 billion (and has not updated it since then). TVO rejected the claims and made counterclaims against the supplier consortium consisting primarily of damages due to the delay. In June 2012, the arbitral tribunal rendered a partial award ordering the release of withheld milestone payments to the supplier consortium of approximately €101 million plus interest. As of September 2012, TVO’s alleged counterclaims amounted to €1.59 billion based on a delay of up to 56 months. Based on a completion in August 2014, TVO estimates that its counterclaims amount to €1.77 billion. The further delay of more than 56 months (beyond December 2013) as well as the potential materialization of further schedule uncertainties in the completion of the plant could lead TVO to further increase its counterclaims. The arbitration proceedings may continue for several years.

As previously reported, Siemens AG terminated its joint venture with Areva S.A. (Areva) in January 2009. Thereafter Siemens AG entered into negotiations with the State Atomic Energy Corporation Rosatom (Rosatom) with a view to forming a new partnership active in the construction of nuclear power plants, in which it would be a minority shareholder. In April 2009, Areva filed a request for arbitration with the ICC against Siemens AG.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Areva sought an order enjoining Siemens AG from pursuing such negotiations with Rosatom, a declaration that Siemens AG is in material breach of its contractual obligations and a reduction of the price payable to Siemens AG for its stake in the Areva NP S.A.S. joint venture. The final award of the arbitral tribunal was notified in May 2011. According to this award, Siemens had to pay Areva liquidated damages of €648 million plus interest. Pursuant to the arbitral award, the disputed non-compete obligation was reduced to four years (ending in September 2013).

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

As previously reported, OSRAM is party to a number of patent lawsuits involving Samsung group companies and LG group companies. On the one hand, OSRAM has sued Samsung group companies and/or LG group companies and some of the customers of these companies in the U.S., South Korea, Germany, China and Japan for patent infringements, and is requesting injunctions against unauthorized use of the asserted patents and, in some cases, import bans and compensation. In addition, OSRAM has commenced patent invalidation lawsuits relating to LG patents and Samsung patents on Light Emitting Diode (LED) technology in South Korea and relating to LG patents on LED technology in China, Germany and the US. Samsung group companies and/or LG group companies have, on the other hand, initiated patent invalidation lawsuits relating to OSRAM patents on LED technology, in particular white LEDs, in South Korea, Germany, the US, China and Japan. In addition, Samsung group companies and/or LG group companies have filed patent infringement lawsuits in various jurisdictions, such as the U.S., South Korea, Germany and China, requesting injunctions against unauthorized use of the asserted patents and, in some cases, import bans and compensation from OSRAM. The patent infringement lawsuits initiated by LG group companies and Samsung group companies partly involve direct and indirect customers of OSRAM. In August 2012, OSRAM and Samsung entered into a settlement agreement and terminated the lawsuits pending between them. In October 2012 OSRAM and LG entered into a settlement agreement and are in the process of terminating the lawsuits pending between them.

In July 2008, Hellenic Telecommunications Organization S.A. (OTE) filed a lawsuit against Siemens AG with the district court of Munich, Germany, seeking to compel Siemens AG to disclose the outcome of its internal investigations with respect to OTE. OTE seeks to obtain information with respect to allegations of undue influence and/or acts of bribery in connection with contracts concluded between Siemens AG and OTE from calendar 1992 to 2006. In May 2009, OTE was granted access to the public prosecutor’s files in Greece. At the end of July 2010, OTE expanded its claim and requested payment of damages by Siemens AG of at least €57.07 million to OTE for alleged bribery payments to OTE-employees. While Siemens AG continues to defend itself against the expanded claim, Siemens AG and OTE remain in discussions to resolve the matter.

As previously reported, Siemens A.E. entered into a subcontract agreement with Science Applications International Corporation, Delaware, USA, (SAIC) in May of 2003 to deliver and install a significant portion of a security surveillance system (the C4I project) in advance of the Olympic Games in Athens, Greece. Siemens A.E. fulfilled its obligations pursuant to the subcontract agreement. Nonetheless, the Greek government claimed errors related to the C4I-System and withheld amounts for abatement in a double-digit million € range. Furthermore, the Greek government withheld final payment in a double-digit million € range, claiming that the system had not been finally accepted. Although Siemens A.E. is not a contractual party of the Greek government, under Siemens A.E’s subcontract agreement with SAIC non-payment by the Greek government also has an economic effect on Siemens A.E. SAIC has filed for arbitration contesting all the Greek government’s claims and its ability to withhold payments. The Greek State filed, inter alia, a motion to stay the arbitration in view of the ongoing criminal investigations conducted by the Greek public prosecutor. This motion was denied by the Arbitral Tribunal in July 2011. Resolution of this dispute has been complicated by bribery and fraud allegations (either made in public or within the arbitration proceedings) against Siemens A.E. in Greece, which have resulted in extensive negative media coverage concerning the C4I system.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As previously reported, Russian authorities are conducting widespread investigations regarding possible fraudulent activities of resellers and governmental officials relating to procurement of medical equipment in the public sector. As is the case with other providers of medical equipment, OOO Siemens, Russia, has received numerous information requests and inquiries were made on-site by the authorities regarding tenders in the public healthcare sector. OOO Siemens is cooperating in the ongoing investigations which also relate to certain individual employees.

As previously reported, in April 2009, the Defense Criminal Investigative Service of the U.S. Department of Defense conducted a search at the premises of Siemens Medical Solutions USA, Inc., United States, in Malvern, Pennsylvania, in connection with an investigation relating to a Siemens contract with the U.S. Department of Defense for the provision of medical equipment.

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

As previously reported, since July 2009 the EU Anti-Fraud Office OLAF, its Romanian equivalent DELAF and the Romanian public prosecutor DNA have been investigating allegations of fraud in connection with the 2007 award of a contract to FORTE Business Services (later Siemens IT Solutions and Services Romania) to modernize the IT infrastructure of the Romanian judiciary. In September 2010, OLAF put the matter on monitoring status and decided not to open formal proceedings. DELAF referred the matter to DNA and closed its investigations. After the sale of Siemens’ global IT Solutions and Services business to AtoS, Siemens Romania is no longer directly involved in the DNA investigation. In September 2012, the Romanian Ministry of Finance filed civil claims in the amount of €12 million against AtoS Romania within the framework of the criminal proceedings. AtoS Romania could hold Siemens AG contractually liable if it were required to make this payment.

In December 2011, the United States Attorney’s Office for the Northern District of New York served a Grand Jury subpoena on Siemens that seeks records of consulting payments for business conducted by the Building Technologies business unit in New York State over the period from January 1, 2000 through September 30, 2011. Siemens is cooperating with the authority.

In February 2012, the United States Attorney’s Office for the Eastern District of New York served a subpoena on Siemens Healthcare Diagnostics Inc., United States, for information relating to a diagnostics process. Siemens is cooperating with the authority.

For legal proceedings information required under IAS 37, Provisions, Contingent Liabilities and Contingent Assets, is not disclosed, if the Company concludes that the disclosure can be expected to seriously prejudice the outcome of the litigation.

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

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

30.    Additional disclosures on financial instruments

The following table presents the carrying amounts of each category of financial assets and financial liabilities:

	September 30,
	2012	2011
	(in millions of €)
Financial assets:
Loans and receivables	28,439	25,865
Cash and cash equivalents	10,891	12,468
Derivatives designated in a hedge accounting relationship	1,918	1,707
Financial assets held for trading	1,410	1,315
Available-for-sale financial assets	1,546	1,191

	44,203	42,546

Financial liabilities:
Financial liabilities measured at amortized cost	30,160	27,083
Financial liabilities held for trading	920	1,350
Derivatives designated in a hedge accounting relationship	204	255

	31,284	28,688

The following table presents the fair values and carrying amounts of financial assets and financial liabilities measured at cost or amortized cost:

	September 30, 2012		September 30, 2011
	Fair value	Carrying amount	Fair value	Carrying amount
	(in millions of €)
Financial assets measured at cost or amortized cost
Trade and other receivables(1)	13,344	13,344	13,147	13,147
Receivables from finance leases	5,059	5,059	4,742	4,742
Cash and cash equivalents	10,891	10,891	12,468	12,468
Other non-derivative financial assets	10,036	10,036	7,976	7,976
Available-for-sale financial assets(2)	—	293	—	252

Financial liabilities measured at cost or amortized cost
Notes and bonds	18,460	18,212	15,007	15,146
Trade payables(3)	8,036	8,036	7,677	7,677
Loans from banks and other financial indebtedness	2,340	2,334	2,680	2,649
Obligation under finance leases	202	161	194	145
Other non-derivative financial liabilities	1,418	1,418	1,466	1,466

(1)	Consists of (1) €13,310 million and €13,088 million trade receivables from the sale of goods and services in fiscal 2012 and 2011, respectively, as well as (2) €34 million and €59 million receivables included in line item Other financial assets in fiscal 2012 and 2011, respectively. As of September 30, 2012 and 2011, trade receivables from the sale of goods and services of €685 million and €595 million have a remaining term of more than twelve months.

(2)	Consists of equity instruments classified as available-for-sale, for which a fair value could not be reliably measured and which are therefore recognized at cost.

(3)	As of September 30, 2012 and 2011, trade payables of €128 million and €115 million have a remaining term of more than twelve months.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Cash and cash equivalents includes €199 million and €148 million as of September 30, 2012 and 2011, respectively, which are not available for use by Siemens mainly due to minimum reserve requirements with banks.

The fair values of cash and cash equivalents, trade and other receivables and trade payables with a remaining term of up to twelve months, other current financial liabilities and borrowings under revolving credit facilities approximate their carrying amount, mainly due to the short-term maturities of these instruments.

Fixed-rate and variable-rate receivables with a remaining term of more than twelve months, including receivables from finance leases, are evaluated by the Company based on parameters such as interest rates, specific country risk factors, individual creditworthiness of the customer, and the risk characteristics of the financed project. Based on this evaluation, allowances for these receivables are taken into account. As of September 30, 2012 and 2011, the carrying amounts of such receivables, net of allowances, approximate their fair values.

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

Financial instruments categorized as financial assets and financial liabilities measured at fair value are presented in the following table:

	September 30,
	2012	2011
	(in millions of €)
Financial assets measured at fair value
Available-for-sale financial assets	1,252	939
Derivative financial instruments	3,328	3,022
Not designated in a hedge accounting relationship	1,202	1,148
In connection with fair value hedges	1,783	1,575
Foreign currency exchange derivatives	22	3
Interest rate derivatives	1,761	1,572
In connection with cash flow hedges	135	132
Foreign currency exchange derivatives	132	132
Commodity derivatives	3	—
Embedded derivatives	208	167

	4,580	3,961

Financial liabilities measured at fair value
Derivative financial instruments	1,125	1,605
Not designated in a hedge accounting relationship	823	1,253
In connection with fair value hedges	11	8
Foreign currency exchange derivatives	2	8
Interest rate derivatives	9	—
In connection with cash flow hedges	193	247
Foreign currency exchange derivatives	185	207
Interest rate derivatives	8	13
Commodity derivatives	—	27
Embedded derivatives	98	97

	1,125	1,605

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fair values of available-for-sale financial assets are derived from quoted market prices in active markets.

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

The following table allocates financial assets and financial liabilities measured at fair value to the three levels of the fair value hierarchy.

	September 30, 2012
	Level 1	Level 2	Level 3	Total
	(in millions of €)
Financial assets measured at fair value
Available-for-sale financial assets	1,252	—	—	1,252
Derivative financial instruments	—	3,328	—	3,328

Total	1,252	3,328	—	4,580

Financial liabilities measured at fair value
Derivative financial instruments	—	1,125	—	1,125

	September 30, 2011
	Level 1	Level 2	Level 3	Total
	(in millions of €)
Financial assets measured at fair value
Available-for-sale financial assets	939	—	—	939
Derivative financial instruments	—	3,022	—	3,022

Total	939	3,022	—	3,961

Financial liabilities measured at fair value
Derivative financial instruments	8	1,597	—	1,605

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The levels of the fair value hierarchy and its application to our financial assets and financial liabilities are described below:

Level 1: quoted prices in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3: inputs for assets or liabilities, not based on observable market data.

Net gains (losses) of financial instruments are as follows:

	Year ended September 30,
	2012	2011	2010
	(in millions of €)
Cash and cash equivalents	11	—	(34)
Available-for-sale financial assets	83	1,522	17
Loans and receivables	(228)	(100)	(89)
Financial liabilities measured at amortized cost	(257)	(26)	(286)
Financial assets and financial liabilities held for trading	(189)	(95)	(664)

Net gains (losses) in fiscal 2012, 2011 and 2010 on available-for-sale financial assets include net gains on derecognition as well as impairment losses. In fiscal 2011, net gains on derecognition mainly comprise €1,520 million disposal gain related to the termination of the Areva NP S.A.S. joint venture. For the amount of unrealized gains (losses) on available-for-sale financial assets recognized directly in equity and the amount removed from equity and recognized in net income in the respective fiscal years, see line item Other Comprehensive Income, net of tax in Note 26 Equity.

Net losses on loans and receivables contain changes in valuation allowances, gains or losses on derecognition as well as recoveries of amounts previously written-off. Net gains (losses) in fiscal 2012, 2011 and 2010 on financial liabilities measured at amortized cost are comprised of gains (losses) from derecognition and the ineffective portion of fair value hedges. Net gains (losses) in fiscal 2012, 2011 and 2010 on financial assets and financial liabilities held for trading consist of changes in the fair value of derivative financial instruments, including interest income and expense, for which hedge accounting is not applied.

The amounts presented include foreign currency gains and losses from the realization and valuation of the financial assets and liabilities mentioned above.

Collateral

Siemens holds collateral that can be sold or re-pledged in absence of default by the owner of the collateral mainly resulting from reverse repurchase agreements. As of September 30, 2012 and 2011 the fair value of the collateral held amounted to €500 million and €421 million, respectively. As of September 30, 2012 and 2011, the right to sell or re-pledge the collateral has not been exercised. As of September 30, 2012 and 2011, the carrying amount of financial assets Siemens has pledged as collateral amounted to €500 million and €565 million, respectively.

31.    Derivative financial instruments and hedging activities

As part of the Company’s risk management program, a variety of derivative financial instruments is used to reduce risks resulting primarily from fluctuations in foreign currency exchange rates, interest rates and commodity prices.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The fair values of each type of derivative financial instruments recorded as financial assets or financial liabilities are as follows:

	September 30, 2012		September 30, 2011
	Asset	Liability	Asset	Liability
	(in millions of €)
Foreign currency exchange contracts	343	325	390	644
Interest rate swaps and combined interest/currency swaps	2,577	534	2,161	423
Commodity swaps	36	27	62	155
Embedded derivatives	208	98	167	97
Options	164	141	242	286

	3,328	1,125	3,022	1,605

Foreign currency exchange rate risk management: see Note 32 Financial risk management

Derivative financial instruments not designated in a hedging relationship

The Company manages its risks associated with fluctuations in foreign currency denominated receivables, payables, debt, firm commitments and forecast transactions primarily through a Company-wide portfolio approach. Under this approach the Company-wide risks are concentrated centrally, and various derivative financial instruments, primarily foreign currency exchange contracts, foreign currency swaps and options, are utilized to minimize such risks. Such a strategy does not qualify for hedge accounting treatment. Accordingly, all such derivative financial instruments are recorded at fair value on the Consolidated Statements of Financial Position, either in line items Other current financial assets (liabilities) or line items Other financial assets (liabilities); changes in fair values are charged to net income (loss).

The Company also has foreign currency derivatives, which are embedded in certain sale and purchase contracts denominated in a currency that is neither the functional currency of the substantial parties to the contract nor a currency which is commonly used in the economic environment in which the contract takes place. Gains (losses) relating to such embedded foreign currency derivatives are reported in line item Cost of goods sold and services rendered in the Consolidated Statements of Income.

Hedging activities

The Company’s operating units apply hedge accounting for certain significant forecast transactions and firm commitments denominated in foreign currencies. Particularly, the Company has entered into foreign currency exchange contracts to reduce the risk of variability of future cash flows resulting from forecast sales and purchases as well as firm commitments. This risk results mainly from contracts denominated in US$ both from Siemens’ business units entering into long-term contracts, e.g. project business, and from the standard product business.

Cash flow hedges—As of September 30, 2012, 2011 and 2010, the ineffective portion of cash flow hedges is not significant individually or in aggregate.

Periods in which the hedged forecast transactions or the firm commitments denominated in foreign currency are expected to impact profit or loss:

	Year ended September 30,
	2013	2014	2015 to 2017	2018 and thereafter
	(in millions of €)
Expected gain (loss) to be reclassified from line item Other comprehensive income, net of tax into revenue or cost of goods sold and services rendered	(14)	(21)	(35)	(6)

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fair value hedges—As of September 30, 2012, 2011 and 2010, the Company hedged firm commitments using foreign currency exchange contracts that were designated as hedging instruments in foreign currency fair value hedges of future sales related primarily to the Company’s project business and, to a lesser extent, future purchases. Financial assets (liabilities) resulting from those hedging transactions as well as resulting gains and (losses) from changes in fair values of foreign currency exchange contracts were not significant individually or in aggregate.

Interest rate risk management

Interest rate risk arises from the sensitivity of financial assets and liabilities to changes in market interest rates. The Company seeks to mitigate that risk by entering into interest rate derivatives such as interest rate swaps, options, interest rate futures and forward rate agreements.

Derivative financial instruments not designated in a hedging relationship

For the interest rate risk management relating to the Group excluding SFS business, derivative financial instruments are used under a portfolio-based approach to manage interest risk actively relative to a benchmark. The interest rate management relating to the SFS business remains to be managed separately, considering the term structure of SFS’ financial assets and liabilities on a portfolio basis. Both approaches do not qualify for hedge accounting treatment. Accordingly, all interest rate derivatives held in this relation are recorded at fair value, either in line items Other current financial assets (liabilities) or in line items Other financial assets (liabilities), and changes in the fair values are charged to line item Other financial income (expense), net. Net cash receipts and payments relating to interest rate swaps used in offsetting relationships are also recorded in line item Other financial income (expense), net.

Fair value hedges of fixed-rate debt obligations

Under the interest rate swap agreements outstanding during the years ended September 30, 2012 and 2011, the Company has agreed to pay a variable rate of interest multiplied by a notional principle amount, and receives in return an amount equal to a specified fixed rate of interest multiplied by the same notional principal amount. These interest rate swap agreements offset an impact of future changes in interest rates on the fair value of the underlying fixed-rate debt obligations. The interest rate swap contracts are recorded at fair value in the Company’s Consolidated Statements of Financial Position and the related portion of fixed-rate debt being hedged is recorded at an amount equal to the sum of its carrying amount plus an adjustment representing the change in fair value of the debt obligations attributable to the interest rate risk being hedged. Changes in the fair value of interest rate swap contracts and the offsetting changes in the adjusted carrying amount of the related portion of fixed-rate debt being hedged are recognized in line item Other financial income (expense), net in the Consolidated Statements of Income. Adjustments in the carrying amount of the debt obligations resulted in a gain (loss) of €(227) million, €184 million and €(498) million in fiscal 2012, 2011 and 2010, respectively. During the same period, the related swap agreements resulted in a gain (loss) of €233 million, €(189) million, and €521 million, respectively. Accordingly, the net effect recognized in line item Other financial income (expense), net, representing the ineffective portion of the hedging relationship, amounts to €7 million, €(5) million and €23 million in fiscal 2012, 2011 and 2010, respectively. Net cash receipts and payments relating to such interest rate swap agreements are recorded as interest expense.

The Company had interest rate swap contracts to pay variable rates of interest of an average of 0.5%, 1.3% and 0.8% as of September 30, 2012, 2011 and 2010, respectively and received fixed rates of interest (average rate of 5.1%, 5.3% and 5.3% as of September 30, 2012, 2011 and 2010, respectively). The notional amount of indebtedness hedged as of September 30, 2012, 2011 and 2010 was €11,253 million, €12,584 million and €15,299 million, respectively. This changed 66%, 91% and 97% of the Company’s underlying notes and bonds

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

from fixed interest rates into variable interest rates as of September 30, 2012, 2011 and 2010, respectively. The notional amounts of these contracts mature at varying dates based on the maturity of the underlying hedged items. The net fair value of interest rate swap contracts (excluding accrued interest) used to hedge indebtedness as of September 30, 2012, 2011 and 2010 was €1,586 million, €1,360 million and €1,665 million, respectively.

Cash flow hedges of a variable-rate term loan

As of September 30, 2012 and 2011, the Company applied cash flow hedge accounting for 50% of a variable-rate US$ 1 billion term loan. To benefit from the low interest rates in the U.S., the Company entered into interest rate swap agreements to pay a fixed rate of interest and to receive in return a variable rate of interest. These interest rate swap agreements offset the effect of future changes in interest payments to be made for the underlying variable-rate term loan. In fiscal 2012, 2011 and 2010, the cash flow hedges of the variable-rate term loan did not result in any ineffective portion. Net cash receipts and payments relating to such interest rate swap agreements are recorded as interest expense.

Periods in which the hedged interest payments expected to impact profit or loss are:

	Year ended September 30,
	2013	2014	2015 to 2017	2018 and thereafter
	(in millions of €)
Expected income (loss) to be reclassified from line item Other comprehensive income, net of tax into interest expense	(8)	(1)	(2)	(7)

Commodity price risk management: see Note 32 Financial risk management

Derivative financial instruments not designated in a hedging relationship

The Company applies a portfolio approach to manage the Company-wide risks associated with fluctuations in commodity prices from firm commitments and forecast transactions by entering into commodity swaps and commodity options. Such a strategy does not qualify for hedge accounting treatment.

Cash flow hedging activities

Since June 2010, the Company’s corporate procurement applies cash flow hedge accounting for certain firm commitments to purchase copper. As of September 30, 2012 and 2011, there is no ineffective portion. In fiscal 2012 and 2011, no gains (losses) were reclassified from line item Other comprehensive income, net of tax into line item Cost of goods sold and services rendered because the occurrence of the related hedged forecast transaction was no longer probable.

It is expected that €66 million of net deferred losses in line item Other comprehensive income, net of tax will be reclassified into line item Cost of goods sold and services rendered in fiscal 2013, when the consumption of the hedged commodity purchases is recognized in line item Cost of goods sold and services rendered. As of September 30, 2012 and 2011, the maximum length of time over which the Company is hedging its future commodity purchases is 99 months and 35 months, respectively.

32.    Financial risk management

Siemens’ financial risk management is an integral part of how to plan and execute its business strategies. Siemens’ financial risk management policy is set by the Managing Board. Siemens’ organizational and accountability structure requires each of the respective managements of Siemens Sectors, Financial Services,

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Any market sensitive instruments, including equity and interest bearing investments, that our Company’s pension plans hold are not included in the following quantitative and qualitative disclosures. For additional information see Note 23 Pension plans and similar commitments. SFS holds a minor trading portfolio which is subject to strict limits. As of September 30, 2012, and 2011, respectively, it had a VaR close to zero.

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

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Siemens has a Company-wide portfolio approach which generates a benefit from any potential off-set of divergent cash flows in the same currency, as well as optimized transaction costs. For additional information regarding the effect of this Company-wide portfolio approach on the Consolidated Financial Statements, as well as for a discussion of hedging activities employed to mitigate or eliminate foreign currency exchange rate risks see Note 31 Derivative financial instruments and hedging activities.

The VaR relating to foreign currency exchange rates is calculated by aggregating the net foreign currency positions after hedging of the entities. As of September 30, 2012 the foreign currency exchange rate risk based on historical volatilities and correlations, a ten day holding period and a confidence level of 99.5% resulted in a VaR of €9 million compared to a VaR of €23 million in the year before. Changes in euro values of future cash flows denominated in foreign currency due to volatile foreign currency exchange rates might influence the unhedged portion of revenues, but would also affect the unhedged portion of cost of materials. Future changes in the foreign currency exchange rates can impact sales prices and may lead to margin changes, the extent of which is determined by the matching of foreign currency revenues and expenses.

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

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Interest rate risk

Siemens’ key consideration with respect to the interest rate risk management is to mitigate the risk resulting from changes in the fair value of future cash flows. Risk arises whenever interest terms of financial assets and liabilities are different. Siemens manages this risk using derivative financial instruments which allow the Company to hedge fair value changes by swapping fixed rates of interest into variable rates of interest. In order to optimize the Company’s position with regard to interest income and interest expenses and to manage the overall financial interest rate risk with respect to valuation risk affecting profit and loss and economic risk of changing interest rates, Corporate Treasury performs a comprehensive corporate interest rate risk management, under which the interest rate risk relating to the SFS business and to the remaining group are managed separately. For additional information see Note 31 Derivative financial instruments and hedging activities.

If there are no conflicting country-specific regulations, all Siemens segments and entities generally obtain any required financing through Corporate Treasury in the form of loans or intercompany clearing accounts. The same concept is adopted for deposits of cash generated by the units.

Assuming historical volatilities and correlations, a ten day holding period and a confidence level of 99.5% the interest rate VaR was €89 million as of September 30, 2012, increasing from the comparable value of €68 million as of September 30, 2011. This interest rate risk results primarily from euro and U.S. Dollar denominated long-term fixed rate debt obligations and interest-bearing investments. The increase in VaR related mainly to the sensitivity of the interest rates in connection with the issuance of US$3.0 billion and £1.0 billion bonds in fiscal 2012. For additional information see Note 31 Derivative financial instruments and hedging activities.

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

The aggregated commodity price risk exposure is hedged with external counterparties through derivative financial hedging instruments by Corporate Treasury. Derivative financial hedging instruments designated for hedge accounting are directly entered into with external counterparties. Additionally, Siemens applies a Company-wide portfolio approach which generates a benefit from optimizing the Company’s position of the overall financial commodity price risk. For additional information regarding the effect of this Company-wide portfolio approach on the Consolidated Financial Statements, as well as for a discussion of hedging activities employed to mitigate or reduce commodity price risks see Note 31 Derivative financial instruments and hedging activities.

Using historical volatilities and correlations, a ten day holding period and a confidence level of 99.5%, the VaR, which comprises the net position of commodity derivatives and the commodity purchase transactions with price risk, was €10 million as of September 30, 2012 compared to €9 million as of September 30, 2011.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Equity price risk

Siemens’ investment portfolio consists of direct and indirect investments in publicly traded companies held for purposes other than trading. The direct participations result mainly from strategic partnerships or compensation from M&A transactions; indirect investments in fund shares are mainly transacted for financial reasons.

The equity investments are monitored based on their current market value, affected primarily by fluctuations in the volatile technology-related markets worldwide. The market value of Siemens’ portfolio in publicly traded companies as of September 30, 2012 was €796 million compared to €516 million as of September 30, 2011.

Based on historical volatilities and correlations, a ten day holding period and a confidence level of 99.5%, the VaR as of September 30, 2012 of Siemens’ equity investments was €85 million compared to €63 million the year before. Both changes, the increase in market value and the increase in VaR, related mainly to the increase of the market value of Siemens’ Atos shares, received from Atos in connection with the divestment of Siemens IT Solutions and Services.

Liquidity risk

Liquidity risk results from the Company’s potential inability to meet its financial liabilities, e.g. for the settlement of its financial debt or for ongoing cash requirements from operating activities. In addition to having implemented effective working capital and cash management, Siemens mitigates liquidity risk by arranged credit facilities with highly rated financial institutions, via a debt issuance program and via a global multi-currency commercial paper program. Liquidity risk may also be mitigated by the Siemens Bank GmbH, which was established in December 2010. The Siemens Bank increased the flexibility of depositing cash or refinancing by using European Central Bank accounts. For further information regarding short- and long-term debt see Note 22 Debt.

In addition to the above-mentioned sources of liquidity, Siemens constantly monitors funding options available in the capital markets, as well as trends in the availability and costs of such funding, with a view to maintaining financial flexibility and limiting repayment risks.

The following table reflects all contractually fixed pay-offs for settlement, repayments and interest resulting from recognized financial liabilities as well as from irrevocable loan commitments. It includes expected net cash outflows from derivative financial liabilities that are in place as per September 30, 2012. Such expected net cash outflows are determined based on each particular settlement date of an instrument. The amounts disclosed are undiscounted net cash outflows for the respective upcoming fiscal years, based on the earliest date on which Siemens could be required to pay. Cash outflows for financial liabilities (including interest) without fixed amount or timing are based on the conditions existing at September 30, 2012.

	Year ended September 30,
	2013	2014	2015 to 2017	2018 and thereafter
	(in millions of €)
Non-derivative financial liabilities
Notes and bonds	2,712	2,030	8,296	8,456
Loans from banks	1,549	66	369	11
Other financial indebtedness	265	9	44	1
Obligations under finance leases	36	19	43	148
Trade payables	8,072	22	20	3
Other financial liabilities	1,017	39	353	6
Derivative financial liabilities	469	181	244	193
Irrevocable loan commitments	2,389	113	257	78

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

The balanced view of liquidity and financial indebtedness is stated in the calculation of the Net debt. Net debt results from total debt less total liquidity. Total debt comprises line item Short-term debt and current maturities of long-term debt as well as line item Long-term debt, as stated on the Consolidated Statements of Financial Position. Total debt comprises items Notes and bonds, Loans from banks, Obligations under finance leases and Other financial indebtedness such as commercial paper. Total liquidity refers to the liquid financial assets, which Siemens had available at the respective period-end dates to fund its business operations and to pay for near-term obligations. Total liquidity comprises line items Cash and cash equivalents as well as line item Available-for-sale financial assets, as stated on the Consolidated Statements of Financial Position. Management uses the Net debt measure for internal corporate finance management, as well as for external communication with investors, analysts and rating agencies.

	September 30,
	2012	2011
	(in millions of €)
Short-term debt and current maturities of long-term debt	3,826	3,660
Long-term debt	16,880	14,280
Total debt	20,707	17,940
Cash and cash equivalents	(10,891)	(12,468)
Available-for-sale financial assets (current)	(524)	(477)
Total liquidity	(11,415)	(12,945)

Net debt (Total debt less Total liquidity)	9,292	4,995

Siemens’ capital resources consist of a variety of short- and long-term financial instruments including, but not limited to, loans from financial institutions, commercial paper, notes and bonds as well as credit facilities. In addition to cash and cash equivalents and to available-for-sale financial assets, liquid resources consist of future cash flows from operating activities.

Siemens’ capital requirements include, among others, scheduled debt service, regular capital spending, ongoing cash requirements from operating and SFS financing activities, including higher cash outflows related to the announced growth strategy of SFS, dividend payments, pension plan funding, portfolio activities, and cash outflows in connection with restructuring measures.

Credit risk

Credit risk is defined as an unexpected loss in cash and earnings if the customer is unable to pay its obligations in due time or if the value of collateral declines.

Siemens provides its customers with various forms of direct and indirect financing particularly in connection with large projects. Siemens finances a large number of smaller customer orders, for example the leasing of medical equipment, in part through SFS. SFS is also exposed to credit risk by financing third-party equipment or by taking direct or indirect participations in financings, such as syndicated loans. In part, Siemens

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

takes a security interest in the assets Siemens finances or Siemens receives additional collateral. Siemens may incur losses if the credit quality of its customers deteriorates or if they default on their payment obligations to Siemens, such as a consequence of a financial or political crisis and a global downturn.

The effective monitoring and controlling of credit risk is a core competency of our risk management system. Siemens has implemented a binding credit policy for all entities. Hence, credit evaluations and ratings are performed for all customers with an exposure or requiring credit beyond centrally defined limits.

Customer ratings, analyzed and defined by SFS, and individual customer limits are based on generally accepted rating methodologies, with the input consisting of information obtained from the customer, external rating agencies, data service providers and Siemens’ customer default experiences. Ratings and credit limits are carefully considered in determining the conditions under which direct or indirect financing will be offered to customers. As part of the process, internal risk assessment specialists determines and continuously updates ratings and credit limits for Siemens’ public and private customers, both in the Euro zone and around the world. For public customers our policy provides that the rating applied to individual customers cannot be better than the weakest of the sovereign ratings provided by Moody’s, S&P’s and Fitch for the respective country.

Credit risk is recorded and monitored on an ongoing basis applying different systems or processes dependent on the underlying product. Central systems are used for ongoing monitoring of counterparty risk. In addition, SFS uses own systems for its financing activities. There are also a number of decentralized tools used for management of individual credit risks within the operating units. A central IT application processes data from the operating units together with rating and default information and calculates an estimate which may be used as a basis for individual bad debt provisions. In addition to this automated process, qualitative information is considered, in particular to incorporate the latest developments.

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

The maximum exposure to credit risk of financial assets, without taking account of any collateral, is represented by their carrying amount. As of September 30, 2012 and 2011 the collateral for financial instruments classified as financial assets measured at fair value in the form of netting agreements for derivatives in the event of insolvency of the respective counterparty amounted to €716 million and €1,129 million, respectively. As of September 30, 2012 and 2011 the collateral held for financial instruments classified as receivables from finance leases amounted to €1,685 million and €1,510 million, respectively, mainly in the form of the leased equipment. As of September 30, 2012 and 2011 the collateral held for financial instruments classified as financial assets measured at cost or amortized cost amounted to €1,902 million and €1,770 million, respectively. The collateral mainly consisted of property, plant and equipment and letters of credit. In addition, for this class Siemens holds collateral in the form of securities related to reverse repurchase agreements that can be sold or re-pledged in absence of default by the owner of the collateral. As of September 30, 2012 and 2011 the fair value of the collateral held amounted to €500 million and €421 million, respectively. In fiscal 2012 and 2011 Siemens has not exercised the right to sell or re-pledge the collateral. Credit risks arising from irrevocable loan commitments are equal to the expected future pay-offs resulting from these commitments. As of September 30, 2012 and 2011 the collateral held for these commitments amounted to €1,178 million and €1,026 million, respectively, mainly in the form of inventories and receivables. Credit risks arising from credit guarantees are described in Note 28 Commitments and contingencies. There were no significant concentrations of credit risk as of September 30, 2012 and 2011.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Concerning trade receivables and other receivables, as well as other loans or receivables included in line item Other financial assets that are neither impaired nor past due, there were no indications as of September 30, 2012, that defaults in payment obligations will occur. As of September 30, 2012 and 2011, financial instruments that were past due were generally impaired. For further information regarding the concept for the determination of allowances on receivables see Note 3 Critical accounting estimates.

33.    Share-based payment

Share-based payment awards at Siemens, including Bonus Awards, Stock Awards, Stock Options, the Share Matching Program and its underlying plans as well as the Jubilee Share Program are predominately designed as equity-settled plans and to a limited extent as cash-settled plans. If participating Siemens companies cease to be part of the Siemens Group, they are no longer eligible to participate in future share-based payment awards at Siemens. In such cases the participating Siemens companies have the right to settle the share-based payment awards prematurely. Total pretax expense for share-based payment recognized in line item Income from continuing operations amounted to €155 million, €148 million and €119 million for the years ended September 30, 2012, 2011 and 2010, respectively, and refers primarily to equity-settled awards, including the Company’s Base Share Program.

Stock awards

The Company grants stock awards as a means for providing share-based compensation to members of the Managing Board, members of the senior management of Siemens AG and its domestic and foreign subsidiaries and other eligible employees. Stock awards are subject to a restriction period of about four years and entitle the beneficiary to Siemens shares without payment of consideration following the restriction period. Stock awards granted in fiscal 2008 to 2011 were generally subject to a restriction period of three years. Stock awards forfeit if the beneficiary’s employment with the Company terminates prior to the expiration of the restriction period. During the restriction period, beneficiaries are not entitled to dividends. Stock awards may not be transferred, sold, pledged or otherwise encumbered. Settlement of stock awards may occur in newly issued shares of common stock of Siemens AG, treasury stock or in cash. The settlement method will be determined by the Managing Board and the Supervisory Board. Each fiscal year, the Company decides whether or not to grant stock awards. The Supervisory Board decides about the number of stock awards to the Managing Board and the Managing Board decides about the number of stock awards to members of the senior management and other eligible employees.

In fiscal 2012, the allocation of stock awards as a share-based payment has been increasingly tied to corporate performance criteria. The target attainment for the performance criteria ranges between 0% and 200%.

Half of the annual target amount for stock awards is based on the average of earnings per share (EPS, basic) of the past three fiscal years. The target attainment determines the number of stock awards upon allocation. Settlement of these stock awards is in shares following the four-year restriction period.

The other half of the annual target amount for stock awards is based on the share price performance of Siemens shares relative to the share price performance of five important Siemens competitors (ABB, General Electric, Philips, Rockwell, Schneider) during the four-year restriction period. The target attainment is determined during the four-year restriction period for the stock awards and accordingly, determines the number of Siemens shares ultimately transferred following the restriction period. If the target attainment is up to 100%, settlement is in shares. If the target attainment exceeds 100% (up to 200%) an additional cash payment corresponding to the outperformance results.

Additionally one portion of the variable compensation component (bonus) for members of the Managing Board is granted in the form of non-forfeitable awards of Siemens stock (Bonus Awards).

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Commitments to members of the Managing Board:

In fiscal 2012 and 2011, agreements were entered into which entitle members of the Managing Board to stock awards contingent upon attainment of an EPS-based target. The fair value of these entitlements amounting to €6 million and €5 million was determined by calculating the present value of the target amount. In fiscal 2012 and 2011, agreements were entered into which entitle members of the Managing Board to stock awards contingent upon attainment of a performance-based target of Siemens stock relative to five competitors. The fair value of these entitlements amounting to €7 million and €6 million was calculated by applying a local volatility model. Inputs to that model include an expected weighted volatility of Siemens shares of 27% in 2012 and 30% and 29%, respectively, in 2011 and a market price of €73.94 in fiscal 2012 and €88.09 and €92.98, respectively in fiscal 2011 per Siemens share. Expected volatility was determined by reference to implied volatilities. The model applies a risk-free interest rate of up to 1.7% in fiscal 2012 and up to 2.4% and up to 3.0%, respectively, in fiscal 2011 and an expected dividend yield of 4.1% in fiscal 2012 and 3% and 2.4%, respectively, in fiscal 2011. Compensation expense related to stock awards is generally recognized over five years until they vest, including a restriction period of four years.

In fiscal 2012 and 2011, agreements were entered into which entitle members of the Managing Board to Bonus Awards contingent upon the target attainment. The fair value of these entitlements amounting to €5 million and €5 million was determined by calculating the present value of the target amount. Compensation expense related to Bonus Awards is generally recognized over the vesting period of one year. Beneficiaries will receive one Siemens share without payment of consideration for each Bonus Award, following an additional waiting period of four years.

In fiscal 2011, the Company granted additional 128,284 stock awards to members of the Managing Board. The fair value of these stock awards amounting to €77.76 per stock award was determined as the market price of Siemens shares less the present value of expected dividends.

The remuneration system of the Managing Board and the changes in the stock awards held by Managing Board members are explained in detail in the Compensation report within the Corporate Governance report.

Commitments to members of the senior management and other eligible employees:

In fiscal 2012, 1,080,609 stock awards were granted to members of the senior management and other eligible employees contingent upon attainment of an EPS target. The fair value of these stock awards amounts to €62 million and corresponds to the target amount reflecting the EPS target attainment. In fiscal 2012, 947,945 stock awards were granted to members of the senior management and other eligible employees contingent upon the attainment of a prospective performance-based target of the Siemens stock. The fair value of these stock awards amounting to €58 million, of which €46 million relate to equity instruments, was calculated by applying a local volatility model. Inputs to that model include an expected weighted volatility of Siemens shares of 25.33% and a market price of €74.14 per Siemens share. Expected volatility was determined by reference to implied volatilities. The model applies a risk-free interest rate of up to 1.8% and an expected dividend yield of 3.91%. Compensation expense related to these stock awards is recognized over four years until they vest.

In fiscal 2011 and 2010, fair value was determined as the market price of Siemens shares less the present value of dividends expected during the four year and three year vesting period, respectively, as stock awards do not carry dividend rights during the vesting period. The weighted average grant-date fair value for board members, senior management and other eligible employees amounts to €77.79 and €60.79, respectively, per stock award granted in fiscal 2011 and 2010, resulting in a total fair value of stock awards granted in fiscal 2011 and 2010 of €107 million and €83 million, respectively.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table shows the changes in the stock awards held by members of the senior management and other eligible employees:

	Year ended September 30, 2012 Awards		Year ended September 30, 2011 Awards	Year ended September 30, 2010 Awards
Non-vested, beginning of period	3,857,315		4,322,824	4,108,803
Granted	2,028,554		1,249,901	1,190,909
Vested and transferred	(1,531,944)		(1,482,096)	(824,694)
Forfeited/settled	(136,337	)(1)	(233,314)	(152,194)

Non-vested, end of period	4,217,588		3,857,315	4,322,824

(1)	Consists of 111,776 forfeited and 24,561 settled awards, respectively, in fiscal 2012.

Share Matching Program and its underlying plans:

1.    Share Matching Plan

In fiscal 2012, 2011 and 2010, the Company issued a new tranche under the Share Matching Plan. Senior managers of Siemens AG and participating Siemens companies may invest a specified percentage of their compensation in Siemens shares; in fiscal 2011, members of the Managing Board, for the last time, could invest a specified amount of their bonus payout relating to fiscal 2010 in Siemens shares. Within a predetermined period in the first quarter of each fiscal year, plan participants decide on their investment amount for which investment shares are purchased. The shares are purchased at the market price at a predetermined date in the second quarter. Plan participants receive the right to one Siemens share without payment of consideration (matching share) for every three investment shares continuously held over a period of three years (vesting period) provided the plan participant has been continuously employed by Siemens AG or another Siemens company until the end of the vesting period. During the vesting period, matching shares are not entitled to dividends. The right to receive matching shares forfeits if the underlying investment shares are transferred, sold, pledged or otherwise encumbered. Matching shares may be settled in newly issued shares of common stock of Siemens AG, treasury stock or in cash. The settlement method will be determined by the Managing Board. Each fiscal year, the Company decides whether or not to issue a new tranche under the Share Matching Plan.

2.    Monthly Investment Plan

In fiscal 2012, 2011 and 2010, the Company issued a new tranche under the Monthly Investment Plan that is a further component of the Share Matching Plan and which is available for employees—other than senior managers—of Siemens AG and participating Siemens companies. Plan participants may invest a specified percentage of their compensation in Siemens shares on a monthly basis over a period of twelve months. The shares are purchased at market price at a predetermined date once a month. The Managing Board of the Company will decide annually, whether shares acquired under the Monthly Investment Plan (investment shares) may be transferred to the Share Matching Plan the following year. If the Managing Board decides that shares acquired under the Monthly Investment Plan are transferred to the Share Matching Plan, plan participants will receive the right to matching shares under the same conditions applying to the Share Matching Plan described above. Each fiscal year the Managing Board decides, whether or not to issue a new tranche under the Monthly Investment Plan.

The Managing Board decided that shares acquired under the tranches issued in fiscal 2011 and 2010 are transferred to the Share Matching Plan as of February 2012 and February 2011, respectively.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3.    Base Share Program

In fiscal 2012, 2011 and 2010, the Company issued an annual tranche under the Base Share Program. Employees of Siemens AG and participating domestic Siemens companies can invest a fixed amount of their compensation into Siemens shares, sponsored by Siemens with a tax beneficial allowance; in fiscal 2011, members of the Managing Board, for the last time, could participate in the Base Share Program. The shares are bought at market price at a predetermined date in the second quarter and grant the right to receive matching shares under the same conditions applying to the Share Matching Plan described above. Each fiscal year, the Managing Board decides whether or not to issue a new tranche under the Base Share Program. The fair value of the base share program equals the amount of the tax beneficial allowance sponsored by Siemens. In fiscal 2012, 2011 and 2010, the Company incurred pretax expense from continuing operations of €29 million, €28 million and €24 million, respectively.

4.    Resulting Matching Shares

	Year ended September 30, 2012	Year ended September 30, 2011	Year ended September 30, 2010
	Entitlements to Matching Shares	Entitlements to Matching Shares	Entitlements to Matching Shares
Outstanding, beginning of period	1,977,091	1,614,729	1,266,444
Granted(1)	706,354	579,845	446,324
Vested and transferred	(1,037,292)	—	—
Forfeited	(57,596)	(80,258)	(59,414)
Settled	(42,975)	(137,225)	(38,625)

Outstanding, end of period	1,545,582	1,977,091	1,614,729

(1)	Thereof —, 3,602 and 6,837 to the Managing Board in fiscal 2012, 2011 and 2010, respectively.

Fair value was determined as the market price of Siemens shares less the present value of expected dividends during the vesting period as matching shares do not carry dividend rights during the vesting period. Non-vesting conditions, i.e. the condition neither to transfer, sell, pledge nor otherwise encumber the underlying shares, were considered in determining the fair values. Depending on the grant dates, the fair values are €48.69 and €51.22 per matching share entitled in fiscal 2012; in fiscal 2011, the grant-date fair values are €58.15 and €71.09 per matching share entitled. The fair values of matching shares granted in fiscal 2010 amounted to €47.18 per share. In fiscal 2012, 2011 and 2010, the weighted average grant-date fair value of the resulting matching shares is €50.35, €66.13 and €47.18 per share respectively, based on the number of instruments granted.

Jubilee Share Program

Under the Jubilee Share Program, eligible employees of Siemens AG and participating domestic Siemens companies receive jubilee shares after having been continuously employed by the Company for 25 and 40 years (vesting period), respectively. Generally, settlement of jubilee grants is in shares. Jubilee shares are measured at fair value considering biometrical factors. The fair value is determined as the market price of Siemens shares at grant date less the present value of dividends expected to be paid during the vesting period for which the employees are not entitled to. The weighted average fair value of each jubilee share granted in fiscal 2012 for the 25th and the 40th anniversary is €39.45 and €29.88, respectively, based on the number of shares granted. The weighted average fair value of each jubilee share granted adjusted by biometrical factors (considering fluctuation) is €19.01 and €13.12, respectively, in fiscal 2012. The weighted average fair value of each jubilee share granted in fiscal 2011 for the 25th and the 40th anniversary is €51.39 and €44.18, respectively, based on the number of shares granted. The weighted average fair value of each jubilee share granted adjusted by biometrical

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

factors (considering fluctuation) is €29.24 and €22.24, respectively, in fiscal 2011. The weighted average fair value of each jubilee share granted in fiscal 2010 for the 25th and the 40th anniversary is €43.41 and €39.54, respectively, based on the number of shares granted. The weighted average fair value of each jubilee share granted adjusted by biometrical factors (considering fluctuation) is €29.40 and €26.28, respectively, in fiscal 2010.

In fiscal 2012, 2011 and 2010, 0.43 million, 0.49 million and 0.45 million jubilee shares were granted; 0.16 million, 0.18 million and 0.06 million were transferred, 0.48 million, 0.41 million and 0.18 million forfeited, resulting in an outstanding balance of 4.7 million, 4.9 million and 5.0 million jubilee shares as of September 30, 2012, 2011 and 2010. Considering biometrical factors, 3.29 million, 3.55 million and 3.69 million jubilee shares are expected to vest as of September 30, 2012, 2011 and 2010.

2001 Siemens Stock Option Plan

In December 2006, the authority to grant stock options expired. The option grants were subject to a two-year vesting period, after which they could be exercised for a period of up to three years. The exercise price was equal to 120% of the reference price. Based on the underlying vesting period, the last stock options were exercised in fiscal 2011; unexercised stock options expired in fiscal 2011. Accordingly, as of September 30, 2012 and 2011, there were no stock options outstanding. As of October 1, 2009, 2,627,742 options were outstanding with a weighted average exercise price of €73.89; in fiscal 2010, 687,605 options were exercised, 888,210 expired and 116,495 forfeited, resulting in a September 30, 2010 outstanding balance of 935,432 (weighted average exercise price of €74.59). The fair value per option outstanding as of September 30, 2010 amounted to €4.06 for grants made in fiscal 2006. In fiscal 2011, 916,137 options were exercised, 12,220 expired and 7,075 forfeited.

Other share-based payment awards

Siemens maintains other share-based payment awards. The grants of other share-based payment awards do not have a material impact on Siemens’ Consolidated Financial Statements.

34.    Personnel costs

	Year ended September 30,
	2012	2011	2010
	(in millions of €)
Wages and salaries	20,825	19,102	18,275
Statutory social welfare contributions and expenses for optional support payments	3,406	3,093	2,894
Expenses relating to pension plans and employee benefits	863	938	681

	25,094	23,132	21,850

Item Expenses relating to pension plans and employee benefits includes service costs for the period. Expected return on plan assets and interest cost are included in pension related interest income (expense).

Wages and salaries, statutory social welfare contributions and expenses for optional support payments and expenses relating to pension plans and employee benefits for continuing and discontinued operations amounts to €27,009 million, €26,239 million and €25,709 million in fiscal 2012, 2011 and 2010.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The average number of employees in fiscal years 2012, 2011 and 2010 was 366.7 thousand, 349.9 thousand and 332.0 thousand, respectively (based on continuing operations). Part-time employees are included on a proportionate basis. The employees were engaged in the following activities:

	Year ended September 30,
	2012	2011
	(in thousands)
Manufacturing and services	224.3	214.3
Sales and marketing	77.6	73.6
Research and development	29.5	27.7
Administration and general services	35.3	34.3

	366.7	349.9

The average number of employees in fiscal years 2012, 2011 and 2010 was 408.5 thousand, 412.0 thousand and 403.0 thousand, respectively (based on continuing and discontinued operations). Thereof, in fiscal 2012, 2011 and 2010, 255.6 thousand, 264.1 thousand and 262.1 thousand employees were engaged in manufacturing and services, 83.2 thousand, 80.4 thousand and 78.0 thousand employees were engaged in sales and marketing, 32.4 thousand, 30.4 thousand and 30.1 thousand employees were in research and development and 37.3 thousand, 37.1 thousand and 32.8 thousand employees were in administration and general services in fiscal 2012, 2011 and 2010, respectively.

35.    Earnings per share

	Year ended September 30,
	2012	2011	2010
	(shares in thousands)
Income from continuing operations	5,184	7,376	4,329
Less: Portion attributable to non-controlling interest	132	187	161

Income from continuing operations attributable to shareholders of Siemens AG	5,053	7,189	4,168
Weighted average shares outstanding—basic	876,053	873,098	868,244
Effect of dilutive convertible debt securities and share-based payment	8,259	9,558	9,236

Weighted average shares outstanding—diluted	884,311	882,656	877,480
Basic earnings per share (from continuing operations)	€5.77	€8.23	€4.80
Diluted earnings per share (from continuing operations)	€5.71	€8.14	€4.75

Share-based payment plans are dilutive at the Income from continuing operations level and so, in accordance with IAS 33, Earnings per Share, have been treated as dilutive for the purpose of diluted earnings per share. The diluted loss per share from discontinued operations is lower than basic loss per share from discontinued operations because of the effect of losses on discontinued operations.

The dilutive earnings per share computation does not contain 21,674 thousand shares relating to warrants issued with bonds at September 30, 2012, in fiscal 2010, weighted average shares of 1,709 thousand shares were not included. The inclusion of those shares would have been antidilutive in the years presented. In the future, the warrants could potentially dilute basic earnings per share.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

36.    Segment information

Segment information is presented for continuing operations.

Effective as of October 1, 2011, Siemens changed its organizational structure of the Sectors. Prior-year information has been recast to correspond to the fiscal 2012 reporting format. A fourth Sector, Infrastructure & Cities was formed in order to benefit from the growth of urban centers. The new Infrastructure & Cities Sector comprises the Industry Sector activities of Building Technologies, Mobility as well as the Energy Sector’s Power Distribution business and Smart Grid applications. The Industry Sector is focusing even more sharply on industry solutions. Accordingly, since fiscal 2012, the Company has six reportable segments: the four Sectors Energy, Healthcare, Industry and Infrastructure & Cities as well as Equity Investments and Financial Services (SFS). Healthcare, Equity Investments and SFS retained its previous structure. The Managing Board is monitoring each reportable segment. Each reportable segment has its own segment management reporting to the Managing Board.

Description of reportable segments

The four Sectors comprise manufacturing, industrial and commercial goods, solutions and services in areas more or less related to Siemens’ origins in the electrical business field.

Energy—offers a wide spectrum of products, services and solutions for the generation and transmission of power, and the extraction, conversion and transport of oil and gas. It primarily addresses the needs of energy providers, but also serves industrial companies, particularly in the oil and gas industry.

Healthcare—offers customers a comprehensive portfolio of medical solutions across the treatment chain – ranging from medical imaging to in vitro diagnostics to interventional systems and clinical information technology systems—all from a single source. In addition, the Sector provides technical maintenance, professional and consulting services, and, together with Financial Services (SFS), financing to assist customers in purchasing the Sector’s products.

Industry—offers a broad spectrum of products, services and solutions for the efficient use of resources and energy and improvements of productivity and flexibility in industry. Its integrated technologies and holistic solutions address primarily industrial customers, such as process and manufacturing industries. The portfolio spans industry automation and drives products and services, system integration and solutions for industrial plant businesses as well as water processing systems.

Infrastructure & Cities—offers sustainable technologies for metropolitan areas and their infrastructures. Its offerings include integrated mobility solutions, building and security systems, power distribution equipment, smart grid applications, and low- and medium-voltage products.

Equity Investments—is a reportable segment with its own management. Equity Investments contains investments accounted for under the equity method or at cost and current available-for-sale financial assets. For strategic reasons, as of September 30, 2012 and 2011, NSN, BSH and EN, are reported in Equity Investments.

Financial Services (SFS)—provides a variety of financial services and products both to third parties and to other Siemens entities and their customers.

Reconciliation to Consolidated Financial Statements

Reconciliation to Consolidated Financial Statements contains businesses and items not directly related to Siemens’ reportable segments:

Centrally managed portfolio activities—generally includes activities intended for divestment or closure. In fiscal 2012, 2011 and 2010 it primarily includes activities remaining from divestments and discontinued operations such as from Siemens IT Solutions and Services and from the former Com business as well as effects from EA sold in the second quarter of fiscal 2011.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Siemens Real Estate (SRE)—owns and manages the Siemens real estate portfolio and offers a range of services encompassing real estate development, real estate disposal and asset management, as well as lease and services management.

Corporate items and pensions—includes corporate charges such as personnel costs for corporate headquarters, corporate projects and non-operating investments or results of corporate-related derivative activities and costs for carve out activities managed by corporate, which are charged to the respective segment when the disposal gain or loss is realized or when the activities are classified as discontinued operations. Pensions includes the Company’s pension related income (expense) not allocated to the segments, SRE or Centrally managed portfolio activities.

Eliminations, Corporate Treasury and other reconciling items—comprise consolidation of transactions within the segments, certain reconciliation and reclassification items and the activities of the Company’s Corporate Treasury. It also includes interest income and expense, such as, for example, interest not allocated to segments or Centrally managed portfolio activities (referred to as financing interest), interest related to Corporate Treasury activities or resulting consolidation and reconciliation effects on interest.

Measurement—Segments

Accounting policies for Segment information are generally the same as those used for Siemens, described in Note 2 Summary of significant accounting policies. Lease transactions, however, are classified as operating leases for internal and segment reporting purposes. Intersegment transactions are based on market prices.

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

Financing interest, excluded from Profit, is any interest income or expense other than interest income related to receivables from customers, from cash allocated to the Sectors and Equity Investments and interest expense on payables to suppliers. Borrowing costs capitalized as part of qualifying long-term projects are not part of financing interest. Financing interest is excluded from Profit because decision-making regarding financing is typically made at the corporate level. Equity Investments include interest and impairments as well as reversals of impairments on long-term loans granted to investments reported in Equity Investments.

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

The effect of certain litigation and compliance issues is excluded from Profit, if such items are not indicative of the Sectors’ and Equity Investments’ performance, since their related results of operations may be distorted by the amount and the irregular nature of such events. This may also be the case for items that refer to more than one reportable segment, SRE and (or) Centrally managed portfolio activities or have a corporate or central character.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Commencing with fiscal 2011, central infrastructure costs are primarily allocated to the Sectors. The total amount to be allocated is determined at the beginning of the fiscal year and is charged in equal installments in all four quarters. Fiscal 2010 segment information is reported on a comparable basis.

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

Asset measurement principles:

Management determined Assets as a measure to assess capital intensity of the Sectors and Equity Investments (Net capital employed). Its definition corresponds to the Profit measure. It is based on Total assets of the Consolidated Statements of Financial Position, primarily excluding intragroup financing receivables, intragroup investments and tax related assets, since the corresponding positions are excluded from Profit. A Division of Infrastructure & Cities includes the project-specific intercompany financing of a long-term project. The remaining assets are reduced by non-interest-bearing liabilities other than tax related liabilities, e.g. trade payables, to derive Assets. Equity Investments may include certain shareholder loans granted to investments reported in Equity Investments. In contrast, Assets of SFS is Total assets.

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

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Reconciliation to Siemens’ Consolidated Financial Statements

The following table reconciles total Assets of the Sectors, Equity Investments and SFS to Total assets of Siemens’ Consolidated Statements of Financial Position:

	September 30,
	2012	2011
	(in millions of €)
Assets of Sectors	23,803	20,933
Assets of Equity Investments	2,715	3,382
Assets of SFS	17,405	14,602

Total Segment Assets	43,923	38,917

Reconciliation:
Assets Centrally managed portfolio activities	(448)	(397)
Assets SRE	5,018	4,974
Assets of Corporate items and pensions	(11,840)	(9,806)
Eliminations, Corporate Treasury and other reconciling items of Segment information:
Asset-based adjustments:
Intragroup financing receivables and investments	22,046	24,023
Tax-related assets	4,482	3,901
Liability-based adjustments:
Pension plans and similar commitments	9,926	7,307
Liabilities	42,100	42,585
Eliminations, Corporate Treasury, other items(1)	(6,926)	(7,261)

Total Eliminations, Corporate Treasury and other reconciling items of Segment information	71,628	70,555

Total assets in Siemens’ Consolidated Statements of Financial Position	108,282	104,243

(1)	Includes assets and liabilities reclassified in connection with discontinued operations.

In fiscal years 2012, 2011 and 2010, Corporate items and pensions in the column Profit includes €(255) million, €(331) million and €(535) million related to Corporate items, as well as €(47) million, €75 million and €(167) million related to Pensions, respectively. Legal and regulatory matters contributed positive effects to Corporate items in fiscal 2012, negative effects in fiscal 2011 and affected fiscal 2010 as well. Remaining costs in connection with Siemens IT Solutions and Services charged to Corporate items in fiscal 2012 and 2011 amount to €118 million and €54 million, respectively. In fiscal 2011, a special remuneration, which was granted and charged to Corporate items in fiscal 2010 was primarily allocated to the Sectors resulting in a positive impact of €267 million at Corporate items; fiscal 2011 charges were made to Energy of €60 million, to Healthcare of €43 million, to Industry of €75 million and to Infrastructure & Cities of €63 million. Fiscal 2010 Corporate items include €96 million gains, net of related costs, from Siemens’ directors and officers insurance and from settlement agreements with former Managing Board and Supervisory Board members in conjunction with compliance matters as well as €40 million gains related to the agreed recovery of funds frozen by authorities.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Additional Segment information

For the years ended September 30, 2012, 2011 and 2010, Profit of SFS includes interest income of €778 million, €654 million and €621 million, respectively and interest expense of €316 million, €283 million and €282 million, respectively.

37.    Information about geographies

	Revenue by location of customer			Revenue by location of companies
	2012	2011	2010	2012	2011	2010
	(in millions of €)
Europe, C.I.S., Africa, Middle East	39,909	38,448	37,408	44,895	43,508	41,427
Americas	22,864	20,470	18,642	22,587	19,908	18,379
Asia, Australia	15,523	14,357	12,778	10,814	9,859	9,022

Siemens	78,296	73,275	68,828	78,296	73,275	68,828

thereof Germany	11,072	10,810	10,221	19,948	19,502	17,962
thereof foreign countries	67,224	62,465	58,607	58,348	53,773	50,866
thereof U.S.	16,670	14,368	13,308	17,840	15,487	14,431

	Non-current assets September 30,
	2012	2011	2010
	(in millions of €)
Europe, C.I.S., Africa, Middle East	16,009	15,238	16,587
Americas	13,723	12,921	13,068
Asia, Australia	2,695	2,468	2,825

Siemens	32,427	30,627	32,480

thereof Germany	6,446	6,351	7,284
thereof U.S.	12,133	11,713	11,729

Non-current assets consist of property, plant and equipment, goodwill and other intangible assets.

38.    Related party transactions

Joint ventures and associates

Siemens has relationships with many joint ventures and associates in the ordinary course of business whereby Siemens buys and sells a wide variety of products and services generally on arm’s length terms. For information regarding our subsidiaries, joint ventures and associated companies in fiscal 2012 see Note 18 Investments accounted for using the equity method and Item 19: List of subsidiaries and associated companies. For information regarding our subsidiaries, joint ventures and associated companies in fiscal 2011 see Item 19 of Form 20-F for fiscal 2011 filed with the SEC.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Sales of goods and services and other income from transactions with joint ventures and associates as well as purchases of goods and services and other expense from transactions with joint ventures and associates are as follows:

	Sales of goods and services and other income			Purchases of goods and services and other expense
	Year ended September 30,			Year ended September 30,
	2012	2011	2010	2012	2011	2010
	(in millions of €)
Joint ventures	423	225	258	11	35	16
Associates	513	584	609	228	259	242

	936	809	867	239	293	258

Receivables from joint ventures and associates and liabilities to joint ventures and associates are as follows:

	Receivables		Liabilities
	September 30,		September 30,
	2012	2011	2012	2011
	(in millions of €)
Joint ventures	49	52	23	76
Associates	145	120	241	234

	194	172	264	310

As of September 30, 2012 and 2011, loans given to joint ventures and associates amounted to €60 million and €158 million, respectively. In December 2010, Siemens and Nokia Corporation each converted €266 million of liabilities into preferred NSN shares; the liabilities included the remaining shareholder loan tranche of nominal €250 million as well as deferred interest due from NSN. In the fourth quarter of fiscal 2011, in order to strengthen NSN’s financial position, Nokia and Siemens each provided new equity of €500 million and received preferred shares in return. The increase in equity did not change the existing shareholder ratio between Siemens and Nokia Corporation. Loans given to joint ventures amounted to €3 million and €7 million, respectively, as of September 30, 2012 and 2011. In the normal course of business the Company regularly reviews loans and receivables associated with joint ventures and associates, including NSN. In fiscal 2012 and 2011, the review resulted in net gains related to valuation allowances totaling €7 million and net losses related to valuation allowances totaling €1 million, respectively. As of September 30, 2012 and 2011, valuation allowances amounted to €37 million and €37 million, respectively.

As of September 30, 2012 and 2011, guarantees to joint ventures and associates amounted to €4,769 million and €5,161 million, respectively, including the HERKULES obligations of €2,290 million and €2,690 million, respectively. For additional information regarding the HERKULES obligations as well as for information regarding guarantees in connection with the contribution of the carrier related operations into NSN and the SEN operations into EN, see Note 28 Commitments and contingencies. As of September 30, 2012 and 2011, guarantees to joint ventures amounted to €474 million and €483 million, respectively. As of September 30, 2012 and 2011, the Company had commitments to make capital contributions of €176 million and €315 million to its joint ventures and associates, therein €68 million and €69 million related to joint ventures, respectively. For additional information see Note 28 Commitments and contingencies. For a loan raised by a joint venture, which is secured by a Siemens guarantee, Siemens granted an additional collateral in the first quarter of fiscal 2011. As of September 30, 2012 and 2011 the outstanding amount totaled to €139 million and €142 million, respectively. As of September 30, 2012 and 2011 there were loan commitments to joint ventures and associates amounting to €144 million and €200 million, respectively, therein €94 million and €150 million, respectively related to joint ventures.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Pension entities

For information regarding the funding of our principal pension plans refer to Note 23 Pension plans and similar commitments.

Related individuals

Related individuals include the members of the Managing Board and Supervisory Board.

In fiscal 2012, 2011 and 2010 members of the Managing Board received cash compensation of €17.4 million, €18.9 million and €24.3 million. The fair value of stock-based compensation amounted to €22.2 million, €20.7 million and €10.0 million for 345,382, 352,083 and 128,284 Stock Awards, respectively, in fiscal 2012, 2011 and 2010. In fiscal 2012, 2011 and 2010 the Company granted contributions under the BSAV to members of the Managing Board totaling €5.7 million, €5.2 and million €4.3 million.

Therefore in fiscal 2012, 2011 and 2010, compensation and benefits, attributable to members of the Managing Board amounted to €45.3 million, €44.8 million and €38.6 million in total, respectively.

In fiscal 2012, 2011 and 2010, expense related to share-based payment and to the Share Matching Program amounted to €16.0 million, €15.2 million and €8.3 million, respectively. For additional information regarding the Share Matching Program see Note 33 Share-based payment.

Former members of the Managing Board and their surviving dependents received emoluments within the meaning of Section 314 para. 1 No. 6 b of the German Commercial Code totaling €15.8 million, €15.0 million and €13.7 million in fiscal 2012, 2011 and 2010. In fiscal 2010 former members of the Managing Board and their surviving dependents received 14,661 Stock Awards with a total fair value of €1.1 million, but no Stock Awards in fiscal 2012 and 2011.

The defined benefit obligation (DBO) of all pension commitments to former members of the Managing Board and their survivors as of September 30, 2012, 2011 and 2010 amounted to €181.6 million, €161.9 million and €175.7 million. For additional information see Note 23 Pension plans and similar commitments.

Compensation attributable to members of the Supervisory Board comprises in fiscal 2012 and 2011 of a base compensation and additional compensation for committee work and amounted to €4.8 million and €4.8 million (including meeting fees), respectively. Compensation attributable to members of the Supervisory Board comprises in fiscal 2010 of a base compensation, short-term variable compensation and long-term variable compensation. In fiscal 2010, compensation, attributable to members of the Supervisory Board amounted to €4.0 million in total (including meeting fees), therein €0.6 million related to long-term variable compensation, respectively.

No loans and advances from the Company are provided to members of the Managing Board and Supervisory Board.

In fiscal 2012, 2011 and 2010, no other major transactions took place between the Company and the other members of the Managing Board and the Supervisory Board.

Some of our board members hold, or in the last year have held, positions of significant responsibility with other entities. We have relationships with almost all of these entities in the ordinary course of our business whereby we buy and sell a wide variety of products and services on arm’s length terms. Until the close of the annual general meeting of Deutsche Bank AG on May 31, 2012, Dr. Josef Ackermann was the Chairman of the Management Board of Deutsche Bank AG. Our transactions with Deutsche Bank Group are conducted on arm’s length basis and include securities underwriting, other investment banking services, and credit, money market and foreign exchange business as well as transaction banking services. Michael Diekmann is the Chairman of the Board of Management of Allianz SE. Our transactions with Allianz Group are conducted on arm’s length basis and include insurance business and asset management.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

39.    Subsequent events

After the end of fiscal 2012, Siemens announced the acquisition of LMS International NV, of Belgium, a leading provider of mechatronic simulation solutions. With the acquisition, which will be integrated in the Industry Sector’s Industry Automation Division, Siemens intends to expand and complement the Industry Sector’s product lifecycle management portfolio with mechatronic simulation and testing software. The purchase price amounts to approximately €680 million. The transaction is subject to approval by regulatory authorities. Closing is expected in the second quarter of fiscal 2013.

Also after the end of fiscal 2012, Siemens announced that it plans to divest the business activities included in the Industry Sector’s Water Technologies Business Unit, which was part of the Industry Automation Division as of September 30, 2012. The Business Unit’s offerings comprise solutions for municipal and industrial water purification and wastewater treatment.

PART III, (CONTINUED)

ITEM 19: EXHIBITS

Exhibit Number	Description of Exhibit
1.1	English translation of the Articles of Association of Siemens Aktiengesellschaft, updated as of September 2012
2.1	The total amount of long-term debt securities authorized under any instrument does not exceed 10% of the total assets of the Company on a consolidated basis. We hereby agree to furnish to the Commission, upon its request, a copy of any instrument defining the rights of holders of long-term debt of Siemens Aktiengesellschaft or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.
8.1	List of subsidiaries and associated companies
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Chief Executive Officer pursuant to 18. U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to 18. U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft

III-1

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused the undersigned to sign this annual report on its behalf.

Date: November 28, 2012

SIEMENS AKTIENGESELLSCHAFT

/s/ PETER LÖSCHER
Peter Löscher
President and Chief Executive Officer

/s/ JOE KAESER
Joe Kaeser
Executive Vice President and Chief Financial Officer

/s/ DR. JOCHEN SCHMITZ
Dr. Jochen Schmitz
Corporate Vice President and Controller

III-2